Form 20-F
period 2017-12-31
PRUDENTIAL PLC
filed 2018-03-22
CIK 1116578

Use these links to rapidly review the document

TABLE OF CONTENTS 2
Notes to Primary Statements
Index to the Condensed Financial Information of Registrant Prudential plc

As filed with the Securities and Exchange Commission on 22 March 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2017
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

None

The number of outstanding shares of each of the issuer's classes of capital or common stock as of 31 December 2017 was:

2,587,175,445 Ordinary Shares, 5 pence par value each

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes      X            No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes                  No      X

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

Yes                    No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer      X            Accelerated filer                  Non-accelerated filer                Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected to not use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

Yes                  No

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

i

CROSS REFERENCES TO FORM 20-F REQUIREMENTS

	20-F Form Requirements	Section in this Annual Report on Form 20-F	Page

Item 1.	Identity of Directors, Senior Management and Advisers	n/a

Item 2.	Offer Statistics and Expected Timetable	n/a

Item 3.	Key Information

	Selected Financial Data	Selected Historical Financial Information	2

		Exchange rate information	93

		Dividend data	257

		EEV Basis, New Business Results and Free Surplus Generated	94

	Capitalisation and indebtedness	n/a

	Reasons for the offer and use of proceeds.	n/a

	Risk Factors	Risk Factors	246

Item 4.	Information on the Company

	History and development of the company	Company Address and Agent	240

		Significant subsidiaries	241

		Group at a Glance	13

	Business overview	Our Business Segments:
		Asia
		United States
		United Kingdom and Europe	14–32

		Competition	41

		Sources	42

		Intellectual Property	245

	Organisational structure	• Group at a Glance
		• Significant subsidiaries	13, 241

	Property, plants and equipment	Description of Property—Corporate property	243

Item 4A.	Unresolved Staff Comments	n/a

Item 5.	Operating and Financial Review and Prospects

	Operating results	• Summary of Operating and Financial Review and Prospects
		• Basis of Performance Measures
		• Explanation of Performance and Other Financial Measures
		• Explanation of Movements in Profits Before Shareholder Tax by Nature of Revenue and Charges	5, 53, 62, 79

	Liquidity and capital resources	• Explanation of Performance and Other Financial Measures
		• Additional Information on Liquidity and Capital Resources
		• Note D5 to the Consolidated Financial Statements	62, 95, 436

	Research and development, patents and licenses, etc.	n/a

	20-F Form Requirements	Section in this Annual Report on Form 20-F	Page

	Trend information	• Summary of Operating and Financial Review and Prospects
		• Explanation of Performance and Other Financial Measures	5, 62

	Off-balance sheet arrangements	Notes D2 and D5 to the Consolidated Financial Statements	434, 436

	Tabular disclosure of contractual obligations	Contractual obligation	97

	Safe harbour	Forward-looking statements	1

Item 6.	Directors, Senior Management and Employees

	Directors and senior management	Board of Directors	147

	Compensation	Compensation and employees: • Summary of the current Directors' remuneration policy • Annual report on remuneration • Supplementary information	204, 209, 236

	Board Practices	• Board Practices • Governance Committees	158, 172

	Employees	Employees	240

	Share ownership	Share ownership	239

Item 7.	Major Shareholders and Related Party Transactions

	Major Shareholders	Major shareholders	258

	Related Party Transactions	Note D4 to the Consolidated Financial Statements	436

	Interests of Experts and Counsel	n/a

Item 8.	Financial Information

	Consolidated Statements and Other Financial Information	Financial statements	271

	Significant Changes	n/a

Item 9.	The Offer and Listing	Listing Information	266

Item 10.	Additional Information

	Share capital	Memorandum and Articles of Association	197

	Memorandum and Articles of Association	Memorandum and Articles of Association	197

	Material Contracts	Material contracts	259

	Exchange Controls	Exchange controls	259

	Taxation	Taxation	259

	Dividends and paying agents	n/a

	Statement by experts	n/a

	Documents on Display	Documents on Display	265

	Subsidiary Information	Significant subsidiaries	241

Item 11.	Quantitative and Qualitative Disclosures about Market Risk	• Group Risk Framework • Note C7 to the Consolidated Financial Statements	100, 402

	20-F Form Requirements	Section in this Annual Report on Form 20-F	Page

Item 12.	Description of Securities other than Equity Securities	Description of Securities other than Equity Securities	268

Item 13.	Defaults, Dividend Arrearages and Delinquencies	n/a

Item 14.	Material Modifications to the Rights of Security Holders	n/a

Item 15.	Controls and Procedures	Controls and Procedures	265

Item 16A.	Audit Committee Financial Expert	Audit Committee Financial Expert	195

Item 16B.	Code of Ethics	Code of Ethics	203

Item 16C.	Principal Accountant Fees and Services	Principal Accountant Fees and Services	269

Item 16D.	Exemptions from the Listing Standards for Audit Committees	n/a

Item 16E.	Purchases of Equity Securities by Prudential plc and Affiliated Purchasers	Purchases of Equity Securities by Prudential plc and Affiliated Purchasers	269

Item 16F.	Change in Registrant's Certifying Accountant	n/a

Item 16G.	Corporate Governance	Differences between Prudential's governance practice and the NYSE Corporate Governance Rules	195

Item 17.	Financial Statements	n/a

Item 18.	Financial Statements	Financial Statements	271

Item 19.	Exhibits	Exhibits	516

As used in this document, unless the context otherwise requires, the terms 'Prudential', the 'Group', 'we', 'us' and 'our' each refer to Prudential plc, together with its subsidiaries, while the terms 'Prudential plc', the 'Company' or the 'parent company' each refer to 'Prudential plc'.

Portions of the Prudential's Annual Report 2017 incorporated by reference herein contain references to our website. Information on our website or any other website referenced in the Prudential Annual Report 2017 is not incorporated into this Form 20-F and should not be considered to be part of the Form 20-F. We have included any website as an inactive textual reference only.

v

FORWARD-LOOKING STATEMENTS

This document may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations and including, without limitation, statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, the timing, costs and successful implementation of the demerger described herein; the future trading value of the shares of Prudential plc and the trading value and liquidity of the shares of the to-be-listed M&G Prudential business following such demerger; future market conditions, including fluctuations in interest rates and exchange rates, the potential for a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives; the political, legal and economic effects of the UK's decision to leave the European Union; the impact of continuing designation as a Global Systemically Important Insurer or 'G-SII'; the impact of competition, economic uncertainty, inflation and deflation; the effect on Prudential's business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of internal projects and other strategic actions failing to meet their objectives; disruption to the availability, confidentiality or integrity of Prudential's IT systems (or those of its suppliers); the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal and regulatory actions, investigations and disputes. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading of this annual report, as well as under the 'Risk Factors' heading of any subsequent Prudential Half Year Financial Report furnished to the US Securities and Exchange Commission on Form 6-K.

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

 SUMMARY OF OUR BUSINESS

About Prudential

Prudential is an international financial services group serving over 26 million customers and with £669 billion of assets under management (as at 31 December 2017). Prudential plc is incorporated in England and Wales and is listed on stock exchanges in London, Hong Kong, Singapore and New York. It has been in existence for more than 169 years.

Prudential plc is the parent company of the Prudential group (the 'Prudential Group', 'Prudential' or the 'Group'). Prudential is not affiliated in any manner with Prudential Financial, Inc. or its subsidiary, The Prudential Insurance Company of America, whose principal place of business is in the US.

Selected Historical Financial Information

The following table sets forth selected consolidated financial data for Prudential for the periods indicated. Certain data is derived from Prudential's audited consolidated financial statements prepared in accordance with International Financial Reporting Standards ('IFRS') as issued by the International Accounting Standards Board ('IASB') and as endorsed by the European Union ('EU'). EU-endorsed IFRS may differ from IFRS as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. As at 31 December 2017, there were no unendorsed standards effective for the years presented below which impacts the consolidated financial information of Prudential and there were no differences between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to Prudential. Accordingly, the selected consolidated financial data presented below that is derived from Prudential's audited consolidated financial statements is derived from audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB. This table is only a summary and should be read in conjunction with Prudential's consolidated financial statements and the related notes included elsewhere in this document, together with the disclosures in the 'Financial Review' section.

Income statement data

	Year ended 31 December
	2017	2017	2016	2015	2014	2013

	$m(1)	£m	£m	£m	£m	£m
Gross premium earned	59,534	44,005	38,981	36,663	32,832	30,502
Outward reinsurance premiums	(2,790)	(2,062)	(2,020)	(1,157)	(799)	(658)

Earned premiums, net of reinsurance	56,744	41,943	36,961	35,506	32,033	29,844
Investment return	57,077	42,189	32,511	3,304	25,787	20,347
Other income	3,288	2,430	2,370	2,495	2,306	2,184

Total revenue, net of reinsurance	117,109	86,562	71,842	41,305	60,126	52,375

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(98,129)	(72,532)	(59,366)	(29,656)	(50,169)	(43,154)
Acquisition costs and other expenditure	(13,752)	(10,165)	(8,848)	(8,208)	(6,752)	(6,861)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(575)	(425)	(360)	(312)	(341)	(305)
Profit (loss) attaching to disposal of businesses	309	228	(238)	(46)	(13)	(120)

Total charges, net of reinsurance and profit (loss) attaching to disposal of businesses	(112,147)	(82,894)	(68,812)	(38,222)	(57,275)	(50,440)

Share of profits from joint ventures and associates, net of related tax	409	302	182	238	303	147

Profit before tax (being tax attributable to shareholders' and policyholders' returns)(2)	5,371	3,970	3,212	3,321	3,154	2,082
Tax charges attributable to policyholders' returns	(912)	(674)	(937)	(173)	(540)	(447)

Profit before tax attributable to shareholders	4,459	3,296	2,275	3,148	2,614	1,635
Tax credit (charge) attributable to shareholders' returns	(1,226)	(906)	(354)	(569)	(398)	(289)

Profit for the year	3,233	2,390	1,921	2,579	2,216	1,346

	2017(1)	2017	2016	2015	2014	2013

	(In $m, except for Share Information)	£m, except for Share Information

Statement of financial position data
Total assets	668,253	493,941	470,498	386,985	369,204	325,932
Total policyholder liabilities and unallocated surplus of with-profits funds	579,304	428,194	403,313	335,614	321,989	286,014
Core structural borrowings of shareholder—financed operations	8,496	6,280	6,798	5,011	4,304	4,636
Total liabilities	646,479	477,847	455,831	374,029	357,392	316,281
Total equity	21,774	16,094	14,667	12,956	11,812	9,651

Other data
Based on profit for the year attributable to the equity holders of the Company:
Basic earnings per share (in pence)	126.0¢	93.1p	75.0p	101.0p	86.9p	52.8p
Diluted earnings per share (in pence)	125.8¢	93.0p	75.0p	100.9p	86.8p	52.7p
Dividend per share declared and paid in reporting period (in pence)(5)
Interim ordinary dividend/final ordinary dividend	61.0¢	45.07p	39.40p	38.05p	35.03p	30.52p
Equivalent cents per share(6)		59.28¢	55.21¢	59.11¢	58.44¢	50.58¢
Special dividend			10.00p
Equivalent cents per share(6)			14.51¢
Market price per share at end of period(7)	2,578.0¢	1,905.5p	1,627.5p	1,531.0p	1,492.0p	1,340.0p
Weighted average number of shares (in millions)		2,567	2,560	2,553	2,549	2,548

New business:
Single premium sales(3)	43,245	31,965	27,841	27,687	24,296	22,665
New regular premium sales(3)(4)	5,090	3,762	3,536	2,697	2,107	2,043
Funds under management	905,496	669,300	602,300	508,600	496,000	443,000

(1)
Amounts stated in US dollars in the 2017 US dollar column have been translated from pounds sterling at the rate of $1.3529 per £1.00 (the noon buying rate in New York City on 29 December 2017).
(2)
This measure is the formal profit (loss) before tax measure under IFRS but is not the result attributable to shareholders. See 'Presentation of results before tax' in note A3.1(b) to Prudential's consolidated financial statements for further explanation.
(3)
The new business premiums in the table shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders (see 'EEV basis, new business results and free surplus generated' below). The amounts shown are not, and are not intended to be, reflective of premium income recorded in the IFRS income statement. Internal vesting business is classified as new business where the contracts include an open market option.

  The details shown above for new business include contributions for contracts that are classified under IFRS 4 'Insurance Contracts' as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK and Europe insurance operations and Guaranteed Investment Contracts and similar funding agreements written in US operations.

(4)
New regular premium sales are reported on an annualised basis, which represent a full year of instalments in respect of regular premiums irrespective of the actual payments made during the year.
(5)
Under IFRS, dividends declared or approved after the balance sheet date in respect of the prior reporting period are treated as a non-adjusting event. The appropriation reflected in the statement of changes in equity, therefore, includes dividend in respect of the prior year that was declared or approved after the balance sheet date of the prior reporting period. Parent company dividends relating to the reporting period were a first interim ordinary dividend of 14.50p per share in 2017 (2016: 12.93p, 2015: 12.31p), a second interim ordinary dividend of 32.50p per share in 2017 (2016: 30.57p, 2015: 26.47p) and a special dividend of 10.00p per share in 2015 only.
(6)
The dividends have been translated into US dollars at the noon buying rate in New York City on the date each payment was made.
(7)
Market prices presented are the closing prices of the shares on the London Stock Exchange on the last day of trading for each indicated period.

Summary Overview of Operating and Financial Review and Prospects

The following summary discussion and analysis should be read in conjunction with Prudential's consolidated financial statements and the related notes to Prudential's consolidated financial statements included in this document.

A summary of the critical accounting policies which have been applied to these statements is set forth in the section below titled 'IFRS Critical Accounting Policies'.

The results discussed below are not necessarily indicative of the results to be expected in any future periods. This discussion contains forward-looking statements based on current expectations, which involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in these forward-looking statements due to a number of factors, including those set forth in the 'Risk Factors' and elsewhere in this document.

During 2017, our clear, consistent strategy, high-quality products and improving capabilities have enabled us to meet the needs of customers around the world better than ever before.

Our purpose is to help remove uncertainty from life's big events. Whether that's starting a family, saving for a child's education or planning for retirement, we provide our customers with financial peace of mind, enabling them to face the future with greater confidence. We also invest our customers' money actively in the real economy, helping not only to improve the lives of individuals and families, but also to build stronger communities and drive the cycle of growth.

Our strategy is aligned to structural trends: the savings and protection needs of the fast-growing middle class in Asia, the retirement income needs of the approximately 75 million baby boomers in the United States1 and the growing demand for managed savings solutions among the ageing populations of the United Kingdom and Europe. These trends are sustained, and we remain focused on the opportunities they present.

We have continued to develop our products and our capabilities in order to improve the way we meet customers' needs. We are creating new, better and more personalised products, and we have a flexible, collaborative approach to incorporating the best digital technologies into our operations, while also leveraging our global scale to share new insights across our businesses at pace. The result is constant improvement in the way we serve our customers, providing value both to them and to our shareholders.

In March 2018 the Group announced its intention to demerge its UK and Europe businesses ('M&G Prudential') from Prudential plc, resulting in two separately-listed companies, with different investment characteristics and opportunities. Our businesses share common heritage, values and purpose. Looking forward, we believe we will be better able to focus on meeting our customers' rapidly evolving needs and to deliver long-term value to investors as two separate businesses. On completion of the demerger, shareholders will hold interests in both Prudential plc and M&G Prudential.

In line with its strategy to transition towards a more capital efficient, de-risked business model, M&G Prudential agreed in March 2018 to the sale of £12.0 billion17 of its shareholder annuity portfolio to Rothesay Life. Under the terms of the agreement, M&G Prudential has reinsured £12.0 billion17 of liabilities to Rothesay Life, which is expected to be followed by a Part VII transfer of the portfolio by the end of 2019. The capital benefit of this transaction will be retained within the Group to support the UK demerger process.

In preparation for the UK demerger process, and to align the ownership of the Group's businesses with their operating structures, Prudential plc intends to transfer the legal ownership of its Hong Kong insurance subsidiaries from The Prudential Assurance Company Limited (M&G Prudential's UK regulated insurance entity) to Prudential Corporation Asia Limited, which is expected to complete by the end of 2019.

Currency volatility

As in previous years, we comment on our performance in local currency terms (expressed on a constant exchange rate, or CER basis) to show the underlying business trends in a period of currency movement. We have used this basis in discussions below for our Asian and US businesses to maintain comparability. Currency values in the countries in which we operate have fluctuated in the course of 2017.

Since 2014 we have adopted the approach of evaluating the financial performance of the Group by presenting percentage growth rates before the impact of the fluctuations in the value of sterling against local currencies in the US and Asia. In a period of currency volatility this approach allows a more meaningful assessment of underlying performance trends. This is because our businesses in the US and Asia receive premiums and pay claims in local currencies and are, therefore, not exposed to any cross-currency trading effects. To maintain comparability in the discussion below the same basis has been applied. Growth rates based on actual exchange rates are also shown in the financial tables presented in this report. Consistent with previous reporting periods, the assets and liabilities of our overseas businesses are translated at period-end exchange rates so the effect of currency movements has been fully incorporated within reported shareholders' equity.

The table below explains how the Group's profit after tax on an IFRS basis reconciles to profit before tax and the supplementary analysis of operating profit based on longer-term investment returns. Further explanation on the determination of operating profit based on longer-term investment returns is provided in the "Basis of Performance Measures" section. Further explanation on non-operating items is provided in the sub-section "non-operating items". The table presents the 2016 results on both an actual exchange rate and constant exchange rate basis so as to eliminate the impact of exchange translation. Actual Exchange Rates (AER) are actual historical exchange rates for the specific accounting period, being the average rates over the period for the income statement and the closing rates for the balance sheet at the balance sheet date. Constant Exchange Rates (CER) results are calculated by translating prior period results using the current period foreign exchange rate ie current period average rates for the income statement and current period closing rates for the balance sheet.

IFRS Profit

	Actual Exchange Rate			Constant Exchange Rate		Actual Exchange Rate
	2017	2016*	Change	2016*	Change	2015*

	£m	£m	%	£m	%	£m
Profit after tax for the year attributable to shareholders	2,390	1,921	24%	1,982	21%	2,579
Tax charge attributable to shareholders' returns	906	354	156%	360	152%	569

Profit before tax attributable to shareholders	3,296	2,275	45%	2,342	41%	3,148
Non-operating items:

Losses/(gains) from short-term fluctuations in investment returns	1,563	1,678	(7)%	1,764	(11)%	755
Amortisation of acquisition accounting adjustments	63	76	(17)%	79	(20)%	122
Profit (loss) attaching to disposal of businesses	(223)	227	(198)%	244	(191)%	(56)

	1,403	1,981	(29)%	2,087	(33)%	821

Operating profit before tax based on longer-term investment returns	4,699	4,256	10%	4,429	6%	3,969

Analysed into:
Asia	1,975	1,644	20%	1,720	15%	1,286
US	2,224	2,048	9%	2,152	3%	1,702
UK and Europe	1,378	1,253	10%	1,253	10%	1,637
Other income and expenditure	(878)	(689)	27%	(696)	26%	(656)

Operating profit before tax based on longer-term investment returns	4,699	4,256	10%	4,429	6%	3,969

*
The 2016 and 2015 comparative results have been re-presented from those previously published following reassessment of the Group's operating segments as described in note B1.3 of the consolidated financial statements.

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

Group performance

We have built on our good start to 2017 through disciplined execution of our strategy, again led by our businesses in Asia.

On 14 March 2018, we announced the achievement of our remaining 2017 objectives, which were set in December 2013. Our Asia businesses delivered growth in operating profit based on longer-term investment returns2 at a compound average rate of 16 per cent3 over the period 2012 to 2017. This is testament to the strength, scale and diversity of our Asia platform, validates our focus on recurring premium health and protection business and demonstrates the strength of our operational execution. It also marks the third set of objectives that we have successfully achieved within the last 10 years.

During 2017 we combined our UK and European life and asset management businesses to form M&G Prudential, which delivered record levels of external asset management net inflows of £17.3 billion in 2017. This contributed to combined assets under management4 of £351 billion at 31 December 2017.

Profit for the year after tax for 2017 was £2,390 million compared with £1,921 million for 2016 on an AER basis. The increase primarily reflects the movement in profit before tax attributable to shareholders, which increased from a profit of £2,275 million in 2016 (on an AER basis) to a profit of £3,296 million in 2017, which was partially offset by an increase in the tax charge attributable to shareholders from £354 million in 2016 to £906 million in 2017. The increase in tax charge is primarily attributable to the impact of the US tax reform, which generated a one-off charge of £445 million.

On an actual exchange rate basis, the increase in the total profit before tax attributable to shareholders from £2,275 million in 2016 to £3,296 million in 2017 reflects an improvement in operating profit based on longer-term investment returns of £443 million or 10 per cent, which was further improved by a positive change in non-operating items of £578 million, from a loss of £1,981 million to a loss of £1,403 million. The positive change in non-operating items of £578 million is primarily attributable to the profit attaching to disposal of businesses of £162 million in 2017 compared with the loss of £227 million in 2016 and the favourable change in short-term fluctuations in investment returns of £115 million from negative £1,678 million in 2016 to negative £1,563 million in 2017. The improvement of £443 million in total operating profit based on longer term investment returns on an actual exchange rate basis reflects an increase in Asia (from £1,644 million to £1,975 million), the US (from £2,048 million to £2,224 million), the UK and Europe (from £1,253 million to £1,378 million), partially offset by an increase in loss from other income and expenditure (from a loss of £689 million to £878 million). The increase of £443 million or 10 per cent in the Group operating profit based on longer-term investments includes a positive exchange translation impact of £173 million. Excluding the effect of currency volatility, on a constant exchange rate basis, Group operating profit based on longer-term investment returns increased from £4,429 million to £4,699 million, 6 per cent higher than the equivalent amount in 2016.

Operating profit based on longer-term investment returns from our Asia life insurance and asset management businesses grew by 15 per cent5, reflecting continued broad-based business momentum across the region, with double-digit5 growth in eight out of 12 life insurance markets. In the US, Jackson's total operating profit based on longer-term investment returns increased by 3 per cent5, due mainly to growth in fee income on higher asset balances, which outweighed the anticipated reduction in spread earnings. In the UK and Europe, M&G Prudential's total operating profit based on longer-term investment returns was 10 per cent higher than the prior year, reflecting 6 per cent growth in operating profit generated from insurance business and 18 per cent growth in that generated from asset management.

The Group's capital generation is underpinned by our large and growing in-force business portfolio, and focus on profitable, short-payback business. Cash remittances to the Group increased to £1,788 million, with Asia the largest contributor6 at £645 million. The Group's overall performance supported an 8 per cent increase in the 2017 full year ordinary dividend to 47 pence per share.

The Group remains robustly capitalised, with a 2017 year-end Solvency II cover ratio7,8 of 202 per cent. Over the period, shareholders' funds increased by 10 per cent to £16.1 billion, reflecting profit after tax of £2,390 million (2016: £1,921 million on an actual exchange rate basis) net of other movements that included dividend payments to shareholders of £1,159 million and adverse foreign exchange movements of £470 million.

In Asia, we continue to develop our capabilities and reach, which build scale and enhance quality. Our asset management business, Eastspring Investments, has again seen growth, with its total assets under management up 18 per cent9 to £138.9 billion and operating profit also up 18 per cent5 £176 million.

In the US, we remain focused on meeting the retirement income needs of the growing generation of baby boomer retirees and expanding our operations into the large asset pools of the fee-based advisory market. Although the evolving regulatory environment continues to cause industry sales disruption, in 2017 Jackson delivered positive separate account net inflows of £3.5 billion, with separate account assets reaching £130.5 billion, an increase of 19 per cent5. In December 2017 the US enacted a major tax reform package, including a reduction in the corporate income tax rate from 35 per cent to 21 per cent effective from 1 January 2018. While this led to a £445 million charge in the income statement from re-measuring deferred tax balances on the IFRS balance sheet, we expect the tax changes to be positive in the long term. The US effective tax rate is expected to fall from the current rate of circa 28 per cent to circa 18 per cent in the future.

In the UK, both our UK life and asset management businesses performed well in 2017. PruFund new business sales increased significantly, while M&G saw record net inflows of £17.3 billion from external clients. Overall M&G Prudential assets under management4 reached £351 billion, up from £311 billion at 31 December 2016.

Our financial KPIs continue to reflect the outcome of the Group's strategy. Our Asia life businesses are driven by growth in our recurring premium base and focus on health and protection business, and elsewhere we are benefiting from our prioritisation of fee-generating products across our Asia asset management, US variable annuity and UK and European asset management activities.

A successful strategy

Our performance is based on our clear, consistent and successful strategy, which is focused on long-term opportunities arising from structural trends in our markets around the world.

In Asia, the growth of the middle class is creating significant and long-term demand for the products we offer. The working-age population in the region is growing by a million people a month, and by 2030 is expected to reach 2.5 billion10, while 65 per cent of Asian private financial wealth is held in cash11 and at the same time, that wealth is growing by US$4 trillion a year11.

The growing and increasingly wealthy middle classes of the region are under-protected. In Asia, out-of-pocket healthcare spend makes up 42 per cent of total health expenditure12, compared with just 12 per cent in the US and 9 per cent in the UK. While in a more developed market such as the UK insurance penetration is equivalent to 7.5 per cent13 of GDP, in Asia that figure is just 2.4 per cent13, giving an idea of the scale of the growth opportunity that remains in our Asian markets. The gap between the insurance cover of people in the region and what they need in order to maintain the living standards of their families has been estimated at circa £35 trillion14. We help to bridge that gap with a broad range of solutions across 14 markets in the region. We are in the top three in nine of our markets in Asia15, and we have 15 million life customers, with access to total markets of more than 3.3 billion people.

The United States is the world's largest retirement market, with approximately 40 million Americans reaching retirement age over the next decade alone, and these consumers have a need for investment options through which they can grow their savings while at the same time protecting their income. This is creating demand for our variable annuity products, which are designed to help this cohort of Americans avoid running out of money and provide them with a reliable cushion against volatile markets. In the US, over US$15 trillion is invested in adviser-distributed financial assets net of existing annuities, while penetration of variable annuity sales into the retirement market remains low, demonstrating the scale of the opportunity for us.

In the UK and Europe there is growing demand among customers for managed solutions, savings products that provide better long-term returns than cash, while smoothing out the ups and downs of the market. We meet that need through our PruFund propositions and our comprehensive range of actively managed funds. M&G Prudential is well positioned to target this growing customer demand for comprehensive financial solutions and the demerger will enable this business to play an even greater role in these markets.

Doing more for our customers

We deliver on our clear strategy and our long-term opportunities by paying close attention to the needs of our customers, by responding to those needs with products that fit their changing requirements, and by improving our capabilities continually in order to deliver the best products in the most effective way.

In Asia, our broad-based portfolio of businesses continues to drive the growth of the Group. We are constantly improving the range and quality of the products we offer in the region, developing our multi-channel distribution platform to ensure that those products reach as many customers as possible and improving our capabilities throughout our operations, not least by accessing new innovations in digital technology.

We develop products that meet the needs of our customers, whether that is for more personalised features or products aimed at new areas of the market and in 2017 we launched a number of new health and protection products in Indonesia, Vietnam, Singapore, Malaysia and Hong Kong. We are also continuing to improve both our agency platform and our bancassurance partnerships in Asia to ensure that we reach as many customers as possible. Nowhere is this clearer than in China, where, through our joint venture CITIC-Prudential, we now have a presence in 77 cities, with access to 940 million people, or about 70 per cent of the population of the world's most populous country. We have over 44,000 agents in China and access to more than 4,000 bank branches. Across the region during 2017 we increased our total agents to over 600,000 and we ended the year with over 15 million life insurance customers. Recent announcements of new agreements in the Philippines, Thailand, Indonesia and Vietnam have also increased the reach of our bancassurance partnerships.

Continuous improvement of our capabilities is also a key part of our approach, and in Asia we introduced a number of digital initiatives that will benefit both our customers and our shareholders, including apps and chatbots, that, among other services, can provide rapid claims payment, constant customer support, answer queries, help schedule appointments and transfer feedback from customers to our businesses. Building on its success in Hong Kong our myDNA service, which provides diet and exercise advice based on genetic profiles, has been launched in Vietnam, Malaysia and Singapore. In Singapore we also launched PRU Fintegrate, a new initiative enabling us to collaborate with fintech startups to co-develop digital solutions for customers.

Eastspring is well placed for the anticipated growth in Asia's retail mutual fund market. To prepare further, we have strengthened our in house investment teams, entered into new strategic partnerships and made significant progress in systems and operating model upgrades. In addition, Eastspring recognises that environmental, social and governance (ESG) factors can be material to investment returns particularly in the long term, and has become a signatory to the United Nations-supported Principles for Responsible Investment (PRI), joining M&G Prudential asset management.

In the United States, we are continuing to develop our business to ensure we capture the opportunity presented by the millions of Americans moving into retirement now and over the coming years. Regulatory and industry changes are creating new areas of growth potential and we are adapting our offering to meet those opportunities. During 2017, in response to evolving conditions in the hybrid adviser segment of the market, Jackson launched Perspective Advisory II, an advisory version of our flagship product, Perspective II. We also announced the formation in November of our Private Wealth & Trust group, a specialised team focused on complex planning, investment management and tax mitigation strategies for high-net-worth clients. At the same time, we are improving communication for customers, and our initiatives in this area last year included the launch of a new website, the Financial Freedom Studio, where consumers can learn about financial planning for retirement, aimed at simplifying the language and focusing on planning for lifetime income.

In the UK and Europe, the combination of our life and asset management businesses into M&G Prudential has enabled us to meet the needs of our customers better than ever before. The business manages £351 billion of assets4 for more than seven million customers, both in the UK and internationally, and we are leveraging our scale, financial strength and complementary product and distribution capabilities to enhance the development of capital-efficient customer-focused solutions. Bringing these businesses together has given us the opportunity to deliver better collaboration across business segments and more innovative and differentiated propositions. It also provides better access to customers and channels, merger cost synergies and transformation benefits, including the chance to invest to create a digital, data-led business with low marginal cost of growth. M&G Prudential is in the top five in UK retail funds16, with an active management offering, and provides a range of consumer-focused retirement and savings wrappers. The performance of its products continues to make them very popular among customers. The flagship PruFund Growth Life Fund, for example, has grown by 36 per cent since the start of 2013, compared with benchmark growth of 30 per cent, and this performance has driven growth in PruFund assets under management from £7.5 billion in 2012 to £35.9 billion at the end of 2017. To improve the offering to customers, in 2017 the business rolled out myM&G, its direct-to-consumer platform.

We took another step forward in our Africa business in 2017 when we entered Nigeria, Africa's largest economy and our fifth market in the region. Following the launch of our businesses in Ghana, Kenya, Uganda and Zambia, this further demonstrates our commitment to Africa and our determination to bring the benefits of our products to customers across the region.

We continue to invest in our capabilities and our people across the organisation. In July we welcomed Mark FitzPatrick to our executive team as Chief Financial Officer, succeeding Nic Nicandrou, who took over from Tony Wilkey as Chief Executive of Prudential Corporation Asia. Mark brings with him significant experience and knowledge of the sector, and we are confident that Nic will lead our Asian business to further success. In March 2018, James Turner was appointed Group Chief Risk Officer, bringing fresh perspective and additional leadership capacity to our executive team.

A positive outlook

With our clear strategy focused on long-term trends around the world and continued improvements in our execution capabilities, we are delivering value to our customers, our shareholders and the communities in which we operate. This is supported by our ongoing focus on risk management and the strength of our balance sheet. We believe the demerger of M&G Prudential from the international group will leave both businesses better able to focus on meeting our customers' rapidly evolving needs and to deliver long-term value to investors as two separate companies. We have no doubt that the strength of our underlying opportunities and our proven ability to innovate and improve the way we do things will ensure that both businesses are well positioned to continue to serve our customers well and grow profitably into the future.

1.
Source: US Census Bureau, Population Division, 2017 estimate of population.
2.
Operating profit is management's primary measure of profitability and provides an underlying operating result based on longer-term investment returns and excludes non-operating items. Further information on its definition and reconciliation to profit for the period is set out in note B1 of the consolidated financial statements.
3.
The current year and all comparative amounts for the Asia objectives exclude contributions from the Korea life business which was sold in 2017. The 2017 Asia operating profit objective was adjusted accordingly. 2012 comparative amounts include the one-off gain on sale of stake in China Life of Taiwan of £51 million.
4.
Represents M&G Prudential asset management external funds under management and internal funds included on the M&G Prudential long term insurance business balance sheet.
5.
Year-on-year percentage increased are stated on a constant exchange rate basis unless otherwise stated.
6.
Based on the 2017 operating segments.
7.
The Group shareholder capital position excludes the contribution to Own Funds and the Solvency Capital Requirement from ring-fenced with-profits funds and staff pension schemes in surplus. The estimated solvency position includes management's calculation of UK transitional measures reflecting operating and market conditions at each valuation date. An application to recalculate the transitional measures as at 31 December 2017 has been approved by the Prudential Regulation Authority.
8.
Estimated before allowing for second interim dividend.
9.
Growth rate on actual exchange rate basis.
10.
Working age population 15–64 years. Source: United Nations, Department of Economic and Social Affairs, Population Division (2015). World Population Prospects: The 2015 Revision, DVD Edition.

11.
Source: BCG Global Wealth 2016. Navigating the New Client Landscape
12.
Source: World health Organisation—Global Health Observatory data repository (2013). Out of pocket as percentage of total health expenditure.
13.
Source: Swiss Re Sigma 2015. Insurance penetration calculated as premiums as percentage of GDP. Asia penetration calculated on a weighted population basis.
14.
Source: Swiss Re, Mortality Protection Gap: Asia-Pacific, 2015.
15.
Source: Based on formal (Competitors' results release, local regulators and insurance associations) and informal (industry exchange) market share data. Ranking based on new business (APE or weighted FYP depending on the availability of data).
16.
Source: The Investment Association, September 2017.
17.
Relates to £12.0 billion of IFRS shareholder annuity liabilities, valued as at 31 December 2017.

Group at a Glance

We meet the long-term savings and protection needs of a growing middle class and ageing population. We focus on three markets—Asia, the US and UK and Europe—where the need for our products is strong and growing and we use our capabilities, footprint and scale to meet that need. In recent years, we have expanded into Africa, taking advantage of the emerging demand for our products in the region.

We aim to capture three long-term opportunities across our key geographical markets:

–

serving the protection and investment needs
of the growing middle class in Asia;

–

providing asset accumulation and retirement
income products to US baby boomers; and

–

meeting the savings and retirement needs of
an ageing British and continental European
population.

We aim to generate attractive returns, enabling us to provide financial security to our customers, invest in growth opportunities and meet our customers' high expectations.

Total funds under management	Customers worldwide

Asia
Prudential Corporation Asia has leading insurance and asset management operations across 14 markets and serves the families of the region's high potential economies. We have been operating in Asia for over 90 years and have built high-performing businesses with multichannel distribution, a product portfolio centred on regular savings and protection, award-winning customer services and a widely recognised brand.
Eastspring Investments is a leading asset manager in Asia and provides investment solutions across a broad range of asset classes.
US
Jackson provides retirement savings and income strategies aimed at the large number of people approaching retirement in the United States. Jackson's pursuit of excellence in product innovation and distinctive distribution capabilities has helped us forge a solid reputation for meeting the needs of customers. Jackson's variable annuities offer a distinct retirement solution designed to provide a variety of investment choices to help customers pursue their financial goals.
UK and Europe
In August we announced the formation of M&G Prudential, a leading savings and investments business, ideally positioned to target growing customer demand for financial solutions in the UK and Europe. Our vision is a business built for the customer: simple, efficient, digitally enabled, capital light, fast-growing and above all focused on delivery. The combined business benefits from two strong complementary brands, a world-class investment capability, international distribution and a robust capital position.
Africa
We entered Africa in 2014 to offer products to new customers in one of the fastest-growing regions in the world. We aim to provide products that help our customers to live longer and healthier lives, and save to improve future choices for them and their families.

 OUR BUSINESS SEGMENTS

Following the combination during the year of the Group's UK insurance business and M&G to form M&G Prudential the Prudential Group is restructured around three main business units: Prudential Corporation Asia (incorporating the asset management business, Eastspring Investments), North America Business Unit and M&G Prudential in UK and Europe. In addition, in recent years, the Group has expanded into Africa. These are supported by central functions which are responsible for Prudential strategy, cash and capital management, leadership development and succession, reputation management and other core group functions.

Asia

Introduction

Prudential Corporation Asia (PCA) has operations in Hong Kong, Singapore, Indonesia, Malaysia and other Asian countries. Its core business is health, protection, either attached to a life policy or on a standalone basis, other life insurance (including participating business) and mutual funds. It also provides selected personal lines property and casualty insurance, group insurance and institutional fund management. The product range offered is tailored to suit the individual country markets. Insurance products are distributed mainly through an agency sales force together with selected banks, while the majority of mutual funds are sold through banks and brokers. Local partners are mandatory in some markets, as reflected in Prudential's life insurance operations in China (through its joint venture with CITIC) and in India (an associate with the majority shareholder being ICICI Bank) and Prudential's Takaful business in Malaysia (through its joint venture with Bank Simpanan Nasional). In the fund management business, Prudential has joint venture operations in India (through its joint venture with ICICI Bank), China (through its joint venture with CITIC) and Hong Kong (through its joint venture with Bank of China International).

As at 31 December 2017, Prudential Corporation Asia had:

•
over 15 million life insurance customers with life and fund management operations in 14 markets;

•
distribution through more than 12,000 active bank branches across Asia with relationships including Standard Chartered Bank (SCB), United Overseas Bank Limited (UOB), ICICI Bank in India, CITIC in China and Thanachart in Thailand;

•
over 600,000 agents across the region;

•
consistently high brand recognition and received multiple awards for its customer service; and

•
a top 3 position in 9 out of the 12 life markets1

Life Insurance

Market overview

In Asia the insurance and savings industries are still in their infancy with average insurance penetration rates at just 2.4 per cent2, well below those seen in the UK. 65 per cent of personal wealth in Asia is held in cash or deposits relative to 14 per cent in the US. There are significant growth opportunities that arise from simply addressing these existing concerns. However, there are key structural trends that will further increase this strong demand for savings and protection for decades ahead.

The first is the growing working population which is predicted to increase at over 1 million people per month. This means that between 2015 and 2030 some 178 million people will reach working age, roughly the equivalent to the combined populations of the UK, France and Italy.

The second trend relates to the significant economic growth potential of the region with, GDP in Asia predicted to increase significantly. The implications on wealth creation are profound with private financial wealth increasing by some US$4 trillion per annum from 2016 to reach US$78 trillion by 2021.

The third trend covers the expanding mortality and morbidity protection gaps; as families' wealth increases so does the amount of money they need to sustain their lifestyles in the event of a life changing event such as the death of a breadwinner or the diagnosis of a critical illness. Research concluded that in Prudential's life markets, the mortality gap is US$45 trillion3 and out of pocket healthcare expenditure is roughly four times the rates seen in the US and UK.

While these opportunities are attractive, there are a number of challenges associated with executing them. The industry is highly regulated as governments are rightly very concerned about ensuring individuals do not take undue risks with their savings and receive fair outcomes. The products are intangible with the benefits potentially not crystallising for many years; customers need to have a high level of confidence in the company that they are entrusting their financial well-being to. The products can be complex and unfamiliar so customers typically need advice and guidance on how to address their individual needs. Building, training and managing teams of financial advisers that can do this takes considerable time and expertise. Within this context, Prudential is differentiated by its long history in Asia, the breadth and depth of its operations, and its discipline and quality of execution.

Prudential Corporation Asia has all the key attributes for continuing success, starting with a footprint of life insurance and asset management business spanning 14 countries and giving us access to 3.3 billion people. We also have unrivalled expertise in the region, having been in Malaysia since 1924, and entering markets early such as India, China, Vietnam and most recently Cambodia and Laos. We also pioneered industry developments in the region, such as unit-linked products and bancassurance. Our sheer scale is a key competitive advantage with over 600,000 agents, access to more than 10,000 bank branches, 15 million life customers, 24 million life policies currently in-force and £139 billion of assets under management.

From this position of strength, we are now leveraging our expertise further to deliver greater value from our agency and bank channels, broaden our product offering and drive efficiencies in our operational platforms. We are also being increasingly innovative in the ways we add value for our customers, often harnessing digital technology.

Distribution

Prudential Corporation Asia has one of the strongest distribution platforms in the region, with a well-diversified mix of tied agents and bank partners that enables us to reach a broad range of customers. Our experience is that customers' fundamental preference for face-to-face advice and service from a trusted financial adviser is undiminished, and so tied agency and in-branch bank sales staff will remain our primary distribution channels.

However, we are making significant investments in upgrading our capabilities to ensure we not only meet but exceed our customers' expectations, including digital innovations and efficiencies, when they interact with our distributors. For example in Singapore our agents are now equipped with our fourth generation of an electronic point of sales ('ePos') portal that uses the latest developments in biometric authentication and produces a detailed quote within three minutes. In China our mobile policy application process has reduced customer on-boarding time from five days to 30 minutes and includes auto underwriting and verification so policies can be issued within seconds. These initiatives not only give our customers a better experience, but also help our agents become more productive; in China the number of active agents increased 24 per cent last year and with increased average case sizes.

Our agency management capabilities in terms of recruiting and training are well proven, but we are continuing to upgrade these. For example in Indonesia, where we recruited an average of over 4,500 agents per month during 2017, our PRUforce agency workbench has enabled us to reduce significantly on-boarding times. 'Million Dollar Round Table' membership is an industry-recognised indicator of agency quality and in Hong Kong we lead the market with over 4,000 qualifiers up by 53 per cent4. We are also adapting technology to improve the service we provide to our agents, such as askPRU in Singapore, the industry's first chat bot policy enquiry system. Since its launch, calls to the service centre have reduced by 30 per cent.

We believe bancassurance is an effective way to increase insurance penetration and Prudential has an excellent track record in growing high quality business through this channel with a number of different partners. For example, we have had an enduring regional relationship with Standard Chartered Bank since 1998 and the ongoing effectiveness of this relationship is evidenced by increased sales last year. We have also had great success in securing and then activating newer relationships, for example Thanachart Bank in Thailand grew sales last year following collaboration on a new regular premium product.

In addition we are actively increasing our engagement with other banks. We have recently announced new agreements with Robinsons Bank in the Philippines, Siam Commercial Bank in Thailand for the provision of unit linked products to their high worth customers and Shinhan Bank in Indonesia and Vietnam.

Products

Prudential has a full suite of products that are tailored to meet individual market requirements and customer needs. Our overarching priority is to ensure firstly that customers have appropriate levels of protection and then support them with their long-term savings objectives. Consequently a relatively high proportion of our average premiums are directed to protection products, and regular premiums comprised the majority of the total sales. This mix is also beneficial to shareholders, as regular premiums provide a reliable stream of compounding revenues and protection business has higher profit margins as shareholders are providing capital to support risks.

While we are already one of the leaders in the protection space, continued innovation is essential for our ongoing success. In Hong Kong we recently launched a very popular upgrade to our critical illness product, PRUhealth critical illness multi-care, which provides lifetime multi-claim, lump-sum cover for 113 disease conditions, including three claims for cancer up to a total of 300 per cent of the sum assured.

We are also successfully evolving our product ranges within markets to cater for a more differentiated range of customer needs. For example, in Indonesia we have introduced Hebat, a lower premium investment linked product, at one end of the spectrum for emerging customers and an 'as charged' medical product at the other end for higher net worth customers. In Indonesia and Malaysia we have been successfully developing takaful products to provide for the specific needs of Muslim customers.

Work is also underway to ensure we have active dialogues with our customers so their products keep up with their changing needs. Technology is also helping here; during 2017 we piloted 'next best offer' with our agents in Hong Kong. This is an AI-driven app that automatically recommends additional coverage to existing customers.

New Business Premiums

In 2017, the total sales of insurance products were £6,006 million, up 1 per cent from 2016 (£5,948 million). Of this amount, regular premium insurance sales increased 6 per cent to £3,650 million and single premium insurance sales fell 6 per cent to £2,356 million.

The following table shows Prudential's Asian life insurance new business premiums by territory for the periods indicated.

	Actual Exchange Rate*
Single premiums	2017	2016	2015

	£m	£m	£m
Hong Kong	582	1,140	546
Indonesia	288	236	230
Malaysia	73	110	100
Philippines	62	91	146
Singapore	859	523	454
Thailand	139	80	69
Vietnam	8	6	6

South East Asia operations including Hong Kong	2,011	2,186	1,551
China (Prudential's 50% interest in joint venture)	179	124	308
Taiwan	46	36	45
India (Prudential's 26% interest in associate)	63	51	34

Total Asia insurance operations excluding Korea	2,299	2,397	1,938
Korea**	57	98	182

Total Asia insurance operations including Korea	2,356	2,495	2,120

Regular premiums	2017	2016	2015

	£m	£m	£m
Cambodia	16	14	8
Hong Kong	1,667	1,798	1,158
Indonesia	268	255	303
Malaysia	271	233	201
Philippines	71	61	44
Singapore	361	299	264
Thailand	70	81	88
Vietnam	133	115	82

South East Asia operations including Hong Kong	2,857	2,856	2,148
China (Prudential's 50% interest in joint venture)	276	187	111
Taiwan	208	146	127
India (Prudential's 26% interest in associates)	234	170	132

Total Asia insurance operations excluding Korea	3,575	3,359	2,518
Korea**	75	94	123

Total Asia insurance operations including Korea	3,650	3,453	2,641

	2017	2016	2015

	£m	£m	£m
Total excluding Korea	5,874	5,756	4,456
Korea**	132	192	305

Total including Korea	6,006	5,948	4,761

*
Actual Exchange Rate (AER) for translating new business premiums are actual historical exchange rates for the specific accounting period, being the average rates over the accounting period shown.
**
The new business premiums from the Group's Korea life subsidiary are shown separately in the table above as it was sold in May 2017.

Customers

Excellent customer service is a prerequisite for sustained success in the industry and we are continuously driving improvements. For example, in China we have introduced WeChat e-claims that have reduced the processing time for a seven day hospitalisation claim from around 18 days to two days. The usage rate of e-claims is 99 per cent. In Hong Kong we have simplified the verification processes for Mainland China customers using iPads and GPS so they no longer need to visit our customer service centre. In Indonesia we have developed, PRUcheers, an analytics-driven business engine that performs a pre-assessment of claims so that low risk ones can now be turned around in minutes, and the turnaround time for medical claims has been reduced by 15 per cent.

However, in addition to improved processes, customers are increasingly looking for value added services that go beyond the basic product proposition and so provide opportunities for us to increase our connections with them. In Hong Kong we found that myDNA, a service that provides customised diet and exercise advice supported by an app and based on an individual's genetic profile, is very popular and so this has already been rolled out to Vietnam, Malaysia and Singapore. In Malaysia we have partnered with BP Global for their Doctor2U app. This gives our customers preferential rates on services that include online video medical consultations and the option to have a call-out 24/7. In Indonesia we have the PRUmedical network covering 45 hospitals in 24 cities. Our customers receive priority admission and discharge to reduce waiting times, and are also guaranteed rooms.

More broadly, we are also engaging with customers in areas that concern them. Our Relationship Index gives insights on one of the most important areas of customers' lives, their relationships with their loved ones. Customers are also increasingly concerned that companies they are associated with are 'good'. Our Prudence Foundation has well recognised community initiatives around children's education, including the Cha-Ching financial literacy programme and our disaster preparedness initiatives including the Safe-Steps campaigns on Natural Disasters, Road Safety and First Aid. Our YouTube channels that hold videos related to these and other initiatives have had over 100 million views.

Asset management

Eastspring Investments, Prudential's asset management business in Asia, manages investments for Prudential's Asia and UK life companies and also has a broad base of third-party retail and institutional clients.

Eastspring has a number of advantages and is well placed for the anticipated growth in Asia's retail mutual fund market. It has one of the largest footprints in Asia, being operational in 10 major markets. It has a well-diversified customer base, comprising Prudential's internal life funds, and a number of institutional clients, including sovereign wealth funds and retail customers. Assets managed are well diversified between fixed income and equities and also include infrastructure funds.

Recent developments include a broadening and strengthening of our in house investment teams with some key hires, winning the 'Best Asset Management House' award5, new strategic partnerships (BlackRock, Sustainable Growth Advisers and Korea Advanced Institute of Science and Technology), significant progress with our systems and operating model upgrades and enhancing our institutional coverage by adding consultants in Asia and the US. We have also recently received approval of our business licence as an investment management wholly-foreign owned enterprise in China.

The following table shows funds managed by Eastspring Investments at the dates indicated.

	At 31 December
	2017	2016	2015

	£bn	£bn	£bn
Internal fund management	83.0	72.2	52.8
External fund management	55.9	45.7	36.3

Total	138.9	117.9	89.1

Investing for growth

Given the compelling opportunities we see in the region we will continue investing for growth. We will continue to enhance our core operations, expanding our traditional distribution reach with more, higher quality agents; we will add new bank distribution partners and explore adding some non- traditional ones too. We will accelerate the work in digitising and automating our processes and ensure we have enhanced abilities to connect with the broader cloud-based ecosystem.

We are already one of the leaders in the health space, but we will investigate opportunities to participate more broadly in this area with more comprehensive and flexible coverages and a wider range of value added services. We will position Eastspring to play a greater role in managing Asia's rising wealth and we will also expand our presence in China.

Underpinning our ability to build on our existing strengths and build out our capabilities is our priority to continue investing in our people. It is vital that we further enhance our diverse and highly talented workforce.

1.
Prudential's rank in insurance market by new business. Based on formal (competitors results releases, local regulators, insurance associations) and informal (industry exchange) market share data.
2.
Source: Swiss Re Sigma 2015. Insurance penetration calculated as premiums as percentage of GDP. Asia penetration calculated on a weighted population basis.
3.
Swiss Re Mortality Protection Gap Report—Asia Pacific 2015.
4.
Annual growth to 1 July 2017. Source: The Premier Association of Financial Professionals.
5.
2018 Asia Asset Management 'Best of the Best Regional Awards'—Best Asset Management House.

United States

Introduction

In the United States, Prudential offers a range of products through Jackson National Life Insurance Company ('Jackson') and its subsidiaries, including fixed annuities (fixed interest rate annuities, fixed index annuities and immediate annuities), variable annuities and institutional products (including guaranteed investment contracts and funding agreements). Jackson distributes these products through independent insurance agents, independent broker-dealers, regional broker-dealers, wirehouses, banks, credit unions and other financial institutions. Although Jackson historically offered traditional life insurance products, it discontinued new sales of life insurance products in 2012.

As at 31 December 2017, in the United States, Jackson:

•
was the 16th largest life insurance company in terms of general account assets1;

•
had 19 per cent market share of US variable annuities2 and had £130.5 billion of separate account assets; and

•
has been recognised for customer service performance with the "Contact Center World Class FCR Certification' and 'Highest Customer Service for the Financial Industry' awards by The Service Quality Measurement Group, Inc. for the 11th consecutive year.

The US operations also include PPM Holdings, Inc. ('PPM'), Prudential's US internal and institutional investment management operation, and National Planning Holdings, Inc. ('NPH'), Prudential's US affiliated independent broker dealer network. During 2017, NPH sold the business of the four firms in its independent broker-dealer network to LPL Financial LLC ('LPL'). As at 31 December 2017, Prudential's US operations had more than 4 million policies and contracts in force and PPM managed approximately £82.2 billion of assets. In 2017, new business premiums totalled £16,622 million.

Market overview

The US is the world's largest retirement savings market with approximately 40 million Americans reaching retirement age over the next decade alone. This transition will trigger the need for an unprecedented shift of trillions of dollars from savings accumulation to retirement income generation.

However, these Americans face challenges in planning for life after work. For many members of this generation, a financially secure retirement is at risk, due to insufficient accumulation of savings during their working years and the current combination of low yields and market volatility. Employer-based pensions are disappearing and government plans are underfunded. Social security was never intended to be a primary retirement solution and today its long-term funding status is in question. Additionally, the life expectancy of an average retiree has significantly increased, lengthening the number of years for which retirement funding is needed.

To overcome these challenges, Americans need and demand retirement strategies that offer them the opportunity to grow and protect the value of their existing assets, as well as the ability to provide guaranteed income that will last throughout their extended lifetimes. Jackson continues to respond to this demand with product innovation and distribution strategies that meet the needs of a growing retirement population, while generating shareholder value.

Customers and products

Through its distribution partners, Jackson provides products, including variable, fixed and fixed index annuities, which offer Americans the retirement strategies they need. These products also offer tax deferral, which allows interest and earnings to grow tax-free until withdrawals are made.

Jackson has a proven track record in this market with its market-leading flagship product2, Perspective II. Jackson's success has been built on its quick-to-market product innovation, as demonstrated by the development and launch of Elite Access in 2012, our investment-only variable annuity. Further demonstrating Jackson's flexibility and manufacturing capabilities, Jackson has launched Perspective Advisory II and Elite Access Advisory to serve advisers and distributors with a preference for advisory products. In November, Jackson launched Private Wealth Shield (PWS), a variable annuity developed specifically for trusts and private banks. To support this new product, Jackson also announced the formation of its Private Wealth & Trust group, a specialised team focused on complex planning, investment management and tax mitigation strategies for high-net-worth and ultra-high net-worth clients.

Additional information on products

The following table shows total new business premiums in the United States by product line and distribution channel for the periods indicated. Total new business premiums include Jackson's deposits for investment contracts with limited or no life contingencies.

	Actual Exchange Rate Year Ended 31 December
	2017	2016	2015

	£m	£m	£m
By Product
Annuities
Fixed annuities
Fixed interest rate	434	533	462
Fixed index	295	508	458
Immediate	20	22	15
Variable annuities	11,536	10,653	11,977
Elite Access (Variable annuities)	2,013	2,056	3,144

Total	14,298	13,772	16,056

Institutional products
GICs, funding agreements and Federal Home Loan Bank of Indianapolis (FHLBI) funding agreements	2,324	1,836	1,230

Total	16,622	15,608	17,286

By Distribution Channel
Independent broker dealer	9,637	8,809	10,145
Bank	1,948	2,137	2,730
Regional broker dealer	2,228	2,199	2,634
Independent insurance agents	485	627	547
Institutional products	2,324	1,836	1,230

Total	16,622	15,608	17,286

Of the total new business premiums of £16,622 million in 2017 (2016: £15,608 million; 2015: £17,286 million), £14,298 million (2016: £13,772 million; 2015: £16,056 million) were single premiums, and £2,324 million (2016: £1,836 million; 2015: £1,230 million) were institutional product premiums. There were no regular premiums.

Annuities

Fixed annuities

Fixed interest rate annuities

In 2017, fixed interest rate annuities accounted for 3 per cent (2016: 3 per cent) of total new business premiums and 7 per cent (2016: 8 per cent) of policy and contract liabilities of the US operations. Fixed interest rate annuities are primarily deferred annuity products that are used for asset accumulation in retirement planning and for providing income in retirement. They permit tax-deferred accumulation of funds and flexible payout options.

The contract holder of a fixed interest rate annuity pays Jackson a premium, which is credited to the contract holder's account. Periodically, interest is credited to the contract holder's account and in some cases administrative charges are deducted from the contract holder's account. Jackson makes benefit payments at a future date as specified in the contract based on the value of the contract holder's account at that date. On more than 94 per cent (2016: 94 per cent) of in-force business, Jackson may reset the interest rate on each contract anniversary, subject to a guaranteed minimum, in line with state regulations. When the annuity matures, Jackson either pays the contract holder the amount in the contract holder account or begins making payments to the contract holder in the form of an immediate annuity product.

At 31 December 2017, Jackson had fixed interest rate annuities totalling £12.6 billion (US$17.0 billion) (2016: £14.2 billion (US$17.6 billion)) in account value with minimum guaranteed rates ranging from 1.0 per cent to 5.5 per cent and a 2.93 per cent average guaranteed rate (2016: 1.0 per cent to 5.5 per cent and a 2.96 per cent average guaranteed rate).

Fixed interest rate annuities are subject to early surrender charges for the first six to nine years of the contract. In addition, the contract may be subject to a market value adjustment ('MVA') at the time of surrender. During the surrender charge period, the contract holder may cancel the contract for the surrender value. Jackson's profits on fixed interest rate annuities arise primarily from the spread between the return it earns on investments and the interest credited to the contract holder's account, less expenses. The fixed interest rate annuity portfolio could be impacted by the continued low interest rate environment as lower investment portfolio earned rates could result in reduced spread income. In addition, increased surrenders and lower sales could result if customers seek higher yielding alternative investment opportunities elsewhere.

Approximately 60 per cent (2016: 62 per cent) of the fixed interest rate annuities Jackson wrote in 2017 provide for a market value adjustment that could be positive or negative on surrenders in the surrender period of the policy. This formula-based adjustment approximates the change in value that assets supporting the product would realise as interest rates move up or down. The minimum guaranteed rate is not affected by this adjustment. While the MVA feature minimizes the surrender risk associated with certain fixed interest rate annuities, Jackson still bears a portion of the surrender risk on policies without this feature, and the investment risk on all fixed interest rate annuities.

Fixed index annuities

Fixed index annuities accounted for 2 per cent (2016: 3 per cent) of total new business premiums in 2017 and 5 per cent (2016: 6 per cent) of Jackson's policy and contract liabilities. Fixed index annuities vary in structure, but generally are deferred annuities that enable the contract holder to obtain a portion of an equity-linked return (based on participation rates and caps) and provide a guaranteed minimum return. These guaranteed minimum rates are generally set at 1.0 per cent to 3.0 per cent on index funds. At 31 December 2017, Jackson had fixed index annuities allocated to index funds totalling £6.3 billion (US$8.6 billion) (2016: £7.3 billion (US$9.0 billion)) in account value with minimum guaranteed rates on index accounts ranging from 1.0 per cent to 3.0 per cent and a 1.77 per cent average guaranteed rate (2016: 1.0 per cent to 3.0 per cent and a 1.77 per cent average guaranteed rate). Jackson also offers fixed interest accounts on some fixed index annuity products. At 31 December 2017, fixed interest accounts on fixed index annuities totalled £2.5 billion (US$3.4 billion) (2016: £2.6 billion (US$3.2 billion)) in account value with minimum guaranteed rates ranging from 1.0 per cent to 3.0 per cent and a 2.58 per cent average guaranteed rate (2016: 1.0 per cent to 3.0 per cent and a 2.55 per cent average guaranteed rate).

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

Variable annuities

In 2017, variable annuities accounted for 81 per cent (2016: 81 per cent) of total new business premiums and 77 per cent (2016: 74 per cent) of Jackson's policy and contract liabilities. Variable annuities are deferred annuities that have the same tax advantages and payout options as fixed interest rate and fixed index annuities. They are also used for asset accumulation in retirement planning and to provide income in retirement.

The contract holder can allocate the premiums between a variety of variable sub-accounts with a choice of fund managers and/or a guaranteed fixed interest rate option. The contract holder's premiums allocated to the variable accounts are held apart from Jackson's general account assets, in a separate account, which is analogous to a unit-linked fund. The value of the portion of the separate account allocated to variable sub-accounts fluctuates with the underlying investments. Most variable annuities are subject to early surrender charges for the first three to nine years of the contract. During the surrender charge period, the contract holder may cancel the contract for the surrender value. Jackson offers some fully liquid variable annuity products that have no surrender charges.

At 31 December 2017, Jackson had variable annuity funds in fixed accounts totalling £5.9 billion (US$8.0 billion) (2016: £7.3 billion (US$9.0 billion)) with minimum guaranteed rates ranging from 1.0 per cent to 3.0 per cent and a 1.68 per cent average guaranteed rate (2016: 1.0 per cent to 3.0 per cent and a 1.64 per cent average guaranteed rate).

Jackson offers a choice of guaranteed benefit options within its variable annuity product portfolio, which customers can elect for additional fees. These guaranteed benefits might be expressed as the return of either a) total deposits made to the contract adjusted for any partial withdrawals, b) total deposits made to the contract adjusted for any partial withdrawals, plus a minimum return, or c) the highest contract value on a specified anniversary date adjusted for any withdrawals following that contract anniversary. These options include the guaranteed minimum death benefits ('GMDB'), which guarantee that, upon death of the owner, the beneficiary receives at least the minimum value regardless of past market performance. In addition, there are three other types of guarantees: guaranteed minimum withdrawal benefits ('GMWB'), guaranteed minimum accumulation benefits ('GMAB') and guaranteed minimum income benefits ('GMIB'). GMWBs provide a guaranteed return of the minimum value by allowing for periodic withdrawals that are limited to a maximum percentage of the initial premium. One version of the GMWBs provides for a minimum annual withdrawal amount that is guaranteed for the contract holder's life without annuitisation. GMABs generally provide a guarantee for a return of the defined minimum value after a specified period. Jackson no longer offers GMABs. GMIBs provide for a minimum level of benefits upon annuitisation regardless of the value of the investments underlying the contract at the time of annuitisation. Jackson no longer offers GMIBs, with existing coverage being substantially reinsured with an unaffiliated reinsurer.

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

Profits in the variable annuity book of business will continue to be subject to the impact of market movements on both sales and allocations to the variable accounts and the effects of the economic hedging programme. Hedging is conducted based on an economic approach so the nature and duration of the hedging instruments, which are recorded at fair value through the income statement, will fluctuate and produce some accounting volatility. Further information on Jackson's hedging or derivative programme is provided in the 'Disciplined risk management' section below.

Aggregate distribution of account values

As described above, at 31 December 2017, Jackson had fixed annuities (fixed interest rate and fixed index) and variable annuities fixed options totalling £27.3 billion (2016: £31.4 billion) in account value with minimum guaranteed rates. The table below shows the distribution of these account values within the range of minimum guaranteed interest rates as at 31 December 2017 and 2016:

	Account value
	2017	2016

	£m	£m
Minimum guaranteed interest rates—annuities
1.0%	6,887	7,765
> 1.0%–2.0%	7,385	8,718
> 2.0%–3.0%	9,799	11,249
> 3.0%–4.0%	1,272	1,456
> 4.0%–5.0%	1,744	1,954
> 5.0%–5.5%	220	247

Total	27,307	31,389

Life insurance

Background

Jackson discontinued new sales of life insurance products in 2012. The discontinued life insurance products accounted for 9 per cent (2016: 10 per cent) of Jackson's policy and contract liabilities in 2017. Life products include term life and interest sensitive life (universal life and variable universal life.) Term life provides protection for a defined period and a benefit that is payable to a designated beneficiary upon death of the insured. Universal life provides permanent individual life insurance for the life of the insured and includes a savings element. Variable universal life is a type of life insurance policy that combines death benefit protection with the ability for the contract holder account to be invested in separate account funds. Jackson's life insurance book has delivered consistent profitability, driven primarily by positive mortality and persistency margins. For certain fixed universal life plans, additional provisions are held to reflect the existence of guarantees offered in the past that are no longer supported by earnings on the existing asset portfolio, or for situations where future mortality charges are not expected to be sufficient to provide for future mortality costs.

Aggregate distribution of account values

Excluding the business formerly of the REALIC operations acquired in 2012 that is subject to the retrocession treaties, at 31 December 2017, Jackson had interest-sensitive life business in force with total account value of £6.3 billion (US$8.5 billion) (2016: £7.1 billion (US$8.8 billion)), with minimum guaranteed interest rates ranging from 2.5 per cent to 6.0 per cent with a 4.67 per cent average guaranteed rate (2016: 2.5 per cent to 6.0 per cent with a 4.66 per cent average guaranteed rate). The table below shows the distribution of the interest-sensitive life business' account values within this range of minimum guaranteed interest rates as at 31 December 2017 and 2016:

	Account value
	2017	2016

	£m	£m
Minimum guaranteed interest rates—life insurance
> 2.0%–3.0%	221	243
> 3.0%–4.0%	2,341	2,675
> 4.0%–5.0%	2,059	2,333
> 5.0%–6.0%	1,651	1,839

Total	6,272	7,090

Institutional products

Institutional products consist of traditional guaranteed investment contracts ('GICs'), funding agreements (including agreements issued in conjunction with Jackson's participation in the US Federal Home Loan Bank of Indianapolis ('FHLBI') programme) and Medium-Term Note funding agreements. In 2017, institutional products accounted for 14 per cent (2016: 12 per cent) of total new business premiums and 1 per cent (2016: 1 per cent) of Jackson's policy and contract liabilities. The GICs are marketed by Jackson's institutional products department to defined contribution pension and profit sharing retirement plans. Funding agreements are marketed to institutional investors, including corporate cash accounts and securities lending funds, as well as money market funds, and are issued to the FHLBI in connection with its programme. Jackson makes its profit on the spread between the yield on its investments and the interest rate credited to contract holders.

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

Typically, brokerage accounts and money market mutual funds are required to invest a portion of their funds in cash or cash equivalents to ensure sufficient liquidity to meet their customers' requirements. The funding agreements permit termination by the contract holder on seven to 90 days' notice, and thus qualify as cash equivalents for the clients' purposes. In 2017 and 2016, there were no funding agreements terminable by the contract holder with less than 90 days' notice.

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

Distribution

Jackson distributes products in all 50 states of the US and in the District of Columbia. Operations in the state of New York are conducted through a New York subsidiary. Jackson markets its retail products primarily through advice based distribution channels, including independent agents, independent broker-dealer firms, regional broker-dealers, wirehouses, and banks. For variable annuity sales, Jackson is the leader in the independent broker-dealer, bank and wirehouse channels4 and second in regional firms4.

Jackson's distribution strength also sets us apart from our competitors. Our wholesaling force is the largest3 in the variable annuity industry and is instrumental in supporting the independent advisers who help the growing pool of American retirees develop effective retirement strategies. Our wholesalers provide extensive training to thousands of advisers about the range of our products and the investment strategies that are available to support their clients. Based on the latest available data, Jackson is the most productive variable annuity wholesale distribution force in the US3.

In August 2017, National Planning Holdings (NPH), an affiliate of Jackson, announced the sale of the business of the four firms in its independent broker-dealer network to LPL Financial LLC (LPL). With the US financial services industry experiencing a time of significant regulatory change and consolidation in the independent broker-dealer (IBD) sector, Jackson has determined its overall strategy did not include being a consolidator in the retail IBD space. Rather, our primary strategy is to focus on expanding Jackson's success as the leading manufacturer of retirement income products in the country.

Regional broker dealers and wirehouses

Jackson's Regional Broker Dealer ('RBD') team provides dedicated service and support to regional brokerage firms and wirehouses. Regional broker dealers are a hybrid between independent broker dealers and wirehouses. Like representatives who work for wirehouses, financial representatives at regional broker dealers are employees of the firm. However, unlike wirehouses, RBD firms have limited institutional investment banking services. The RBD team develops relationships with regional firms throughout the US and provides customised materials and support to meet their specialised advisory needs.

Jackson's RBD team supports more than 41,000 representatives in regional broker dealers and wirehouses.

Banks, credit unions and other financial institutions

Jackson's Institutional Marketing Group distributes annuity products through banks, credit unions and other financial institutions and through third party marketing organisations that serve these institutions. Jackson is a leading provider of annuities offered through banks and credit unions and at 31 December 2017 had access to more than 32,000 financial institution representatives through existing relationships with banks and credit unions. Jackson has established distribution relationships with medium sized regional banks, which it believes are unlikely to develop their own insurance product capability.

Independent broker dealers

Jackson's retail distribution has been managed by Prudential's independent broker dealer network, NPH, prior to the sale to LPL, as described above.

Institutional products department

Jackson markets its institutional products through its institutional products department. It has direct contacts with banks, municipalities, asset management firms and direct plan sponsors. Institutional products are distributed and marketed through intermediaries to these groups.

PPM

PPM is Prudential's US institutional investment management operation, with its primary office in Chicago. PPM manages assets for Prudential's US, UK and Asian affiliates. PPM provides affiliated and unaffiliated institutional clients with investment services including managing assets for separate accounts, US mutual funds and similar foreign pooled investment vehicles, a collateralised loan obligation and private equity funds. PPM's strategy is focused on managing existing assets effectively, maximising the benefits derived from synergies with our international asset management affiliates, and leveraging investment management capabilities across the Group. Recently, PPM announced plans to expand its marketing and distribution capabilities in order to support a broader range of investors, particularly in the unaffiliated institutional space.

Regulatory landscape

The industry has continued to manage through an ever-changing regulatory landscape. In April 2016, the US Department of Labor (DoL) released a final version of its Fiduciary Duty Rule (Rules), which seeks to eliminate conflicts of interest in investment advice, in order to protect and encourage savings and investment for working Americans. The DoL implemented a partial applicability date of 9 June, 2017 where fiduciary advisers have an obligation to give advice that adheres to 'impartial conduct standards'. These impartial conduct standards require advisers to adhere to a best interest standard when making investment recommendations, charge no more than reasonable compensation for their services, and refrain from making misleading statements. In late November, the DoL announced an 18-month extension on the full applicability date from 1 January, 2018, to 1 July, 2019. The DoL intends to complete its review under the Presidential Memorandum, instructing the DoL to re-examine its fiduciary rule and decide whether to propose further changes, leaving the final form of the Rules unclear.

As a result of the DoL regulatory initiative and the uncertainties regarding the application and implementation of the Rules, the annuity industry saw continued pressure on sales in 2017. Sales in the variable annuity industry as of the third quarter of 2017 at US$70.9 billion5 were down 11 per cent compared with the same period last year. Even with competitors recently offering fixed index annuities with benefits that resemble those of variable annuities, sales of fixed index annuities (US$42.9 billion)5 along with fixed annuity products (US$38.9 billion)5 were lower as of the third quarter of 2017 at 9 per cent and 13 per cent respectively, compared with the same period last year. Total annuity industry sales were down approximately 11 per cent5 as of the third quarter of 2017.

Regardless of the outcome of the Rules, the regulatory disruption has challenged the industry to review the ways in which investment advice is provided to American investors. Manufacturers will need to have the ability to provide product and system adaptations in order to support the success of various distribution partners in their delivery of invaluable retirement strategies that investors need. Because of its strong distribution, leadership in the annuities market, best-in-class service and low-cost efficient operation, Jackson is extremely well positioned to take advantage of this opportunity.

The US National Association of Insurance Commissioners (NAIC) is currently conducting an industry consultation with the aim of reducing the non-economic volatility in the variable annuity statutory balance sheet and enhancing risk management. Following an industry quantitative impact study (QIS), changes have been proposed to the current framework. These changes were presented to the December NAIC national meeting, and were exposed for comment by industry and interested parties until early March 2018. Jackson will continue to engage with the industry and the NAIC during the comment period.

On 22 December 2017, President Trump signed into law the Tax Cuts and Jobs Act making significant changes to America's tax code. In 2017, the lowering of the corporate tax rate resulted in a charge for the reduction of Jackson's deferred tax assets. In the future, the lower rate and the effect of other changes to the calculation of taxable income are expected to lead to higher after-tax earnings, return on equity and capital generation, all else being equal.

Investment for growth

With trillions of dollars of adviser-distributed assets across distribution platforms that have not historically been a focus, such as the dually registered investment adviser channel, there is significant opportunity to reach even more American retirees and serve their needs with annuity products going forward. The industry will need to remain flexible and cost-effective in making changes to products, systems, and processes. We continue to ensure that we understand and make the necessary adjustments to support the needs and demands of American retirees into the future.

Jackson has implemented changes necessary to meet the requirements of the sections of the fiduciary rules which are effective. Jackson has made and continues to consider changes to its product offerings, entered into new selling agreements with advisory providers, and is working with its distributors to support implementation of the Best Interest Contract Exemption or product changes to the extent those become necessary before July 2019.

Jackson's competitive strengths are even more critical during periods of disruption. Our best-in-class distribution team, our agility and success in launching well designed products, the continued success through many economic cycles of our risk management and hedging programmes and our effective technology platforms and award-winning customer service will provide Americans with the retirement strategies they so desperately need, and will enable us to be positioned to capture additional growth during times of transition and into the future.

Disciplined risk management

Jackson operates within a well-defined risk framework aligned with the overall Prudential Group risk appetite. Jackson includes the expected cost of hedging when pricing its products and charges fees for these guarantees which are used, as necessary, to purchase downside protection in the form of options and futures to mitigate the effect of equity market falls, and swaps and swaptions to cushion the impact of declines in long-term interest rates.

Jackson's hedging or derivative programme is used to manage interest rate risk associated with a broad range of products and equity market risk attaching to its equity-based products, as explained further in note C7.3 to the consolidated financial statements. Jackson is able to aggregate financial risks across the company, obtain a unified view of our risk positions, and actively manage net risks through an economically-based hedging programme. A key element of our core strategy is to protect the company from severe economic scenarios while maintaining adequate regulatory capital. We benefit from the fact that the competitive environment continues to favour companies with robust financial strength and a demonstrated track record of financial discipline, both key elements of our long-term strategy.

In general, Jackson's results are affected by fluctuations in economic and market conditions, especially interest rates, credit conditions and equity markets. The profitability of Jackson's spread based business depends largely on its ability to manage interest rate exposure, as well as the credit and other risks inherent in its investment portfolio. Jackson designs its products and manages the investments and liabilities to reduce overall interest rate sensitivity. This has the effect of moderating the impact on Prudential's results from changes in prevailing interest rates.

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

Recent periods have been characterised by persistent low interest rates. A prolonged low interest rate environment may result in a lengthening of maturities of the fixed annuity and interest-sensitive life contract holder liabilities from initial estimates, primarily due to lower policy lapses. As interest rates remain at low levels, Jackson may also have to reinvest the cash it receives as interest or proceeds from investments that have matured or that have been sold at lower yields, reducing its investment margins. Moreover, borrowers may prepay or redeem the securities in its investment portfolio with greater frequency in order to borrow at lower market rates, which exacerbates this risk.

The majority of Jackson's fixed annuities, variable annuity fixed account options and life products were designed with contractual provisions that allow crediting rates to be re-set annually, subject to minimum crediting rate guarantees. Therefore, on new business written, as well as on in-force business above minimum guarantees, Jackson has adjusted, and will continue to adjust, crediting rates in order to maintain targeted interest rate spreads.

Lowering crediting rates helps to mitigate the effect of spread compression, but the spreads could still decline as Jackson is typically only entitled to reset the crediting rates at limited pre-established intervals and the re-setting is subject to the guaranteed minimum rates. As at 31 December 2017, approximately 87 per cent of Jackson's fixed annuities, variable annuity fixed account options and interest-sensitive life business account values correspond to crediting rates that are at the minimum guaranteed interest rates (2016: 86 per cent). Tabular disclosures are provided above on the distribution of the account values of these businesses within the range of their contractual minimum guaranteed interest rates. The tables demonstrate that approximately 72 per cent (2016: 73 per cent) of Jackson's combined fixed annuities, variable annuity fixed account options and interest sensitive life business account values of £24 billion (2016: £28 billion) have contractual minimum rates of 3 per cent or less.

Jackson's expectation for future spreads is also an important component in the amortisation of deferred acquisition costs. Significantly lower spreads may cause it to accelerate amortisation, thereby reducing total IFRS profit in the affected reporting period. Low market interest rates could also reduce Jackson's return on investments that are held to support the company's capital. In addition, changes in interest rates will affect the net unrealised gain or loss position of Jackson's available-for-sale fixed income securities, which is reported as a component of other comprehensive income. Further information on the factors affecting the pricing of products and asset liability management of Jackson is provided below.

In addition to the impact on Jackson's spread product profitability, a prolonged period during which interest rates remain at levels lower than those anticipated in its pricing may result in greater costs associated with certain of Jackson's product features which guarantee benefits, and also result in higher costs for derivative instruments used to hedge certain of its product risks. Reflecting these impacts in recoverability and loss recognition testing under US GAAP as 'grandfathered' under IFRS may require Jackson to accelerate the amortisation of DAC as noted above, as well as to increase required reserves for future contract holder benefits. In addition, certain statutory capital and reserve requirements are based on formulas or models that consider interest rates, and a prolonged period of low interest rates may increase the statutory reserves and capital Jackson is required to hold.

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

The sensitivity of Jackson's IFRS basis profit or loss and shareholders' equity to changes in interest rates is provided in note C7.3 to the consolidated financial statements.

The profitability of Jackson's fee-based business depends largely on its ability to manage equity market risk. As the investment return on the separate account assets is attributed directly to the contract holders, Jackson's profit arises from the fees charged on the contracts, less the expenses incurred, which include the costs of guarantees. In addition to being a profitable book of business, the variable annuity book also provides an opportunity to utilise the offsetting equity risk among various lines of business to effectively manage Jackson's equity exposure. Jackson believes that the internal management of equity risk, coupled with the utilisation of external derivative instruments where necessary, continues to provide a cost-effective method of managing equity exposure. Profits in the variable annuity book of business will continue to be subject to the impact of market movements both on sales and allocations to the variable accounts and the effects of the economic hedging program. While Jackson hedges its risk on an economic basis, the nature and duration of the hedging instruments, which are recorded at fair value through the income statement, will fluctuate and produce some accounting volatility.

Jackson continues to believe that, on a long-term economic basis, its equity exposure remains well managed.

Factors affecting pricing of products and asset liability management

Jackson prices products based on a variety of assumptions including, but not limited to, mortality, investment yields, expenses and contract holder behaviour. Pricing is influenced by Jackson's objectives for return on capital and by competition. Although Jackson includes a profit margin in the price of its products, the variation between the assumptions and actual experience can result in the products being more or less profitable than originally assumed. This variation can be significant.

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

Jackson segregates its investment portfolio for certain investment management purposes, and as part of its overall investment strategy, into four portfolios: life and fixed annuities without market value adjustment, fixed annuities with market value adjustment, fixed index annuities and institutional liabilities. The portfolios backing life and fixed annuities with and without market value adjustments and the fixed index annuities have similar characteristics and differ primarily in duration. The portfolio backing the institutional liabilities has its own mix of investments that meet more limited duration tolerances. Consequently, the institutional portfolio is managed to permit less interest rate sensitivity and has limited exposure to mortgage backed securities. At 31 December 2017, less than one per cent of the institutional portfolio was invested in residential mortgage backed securities.

The fixed-rate products may incorporate surrender charges, market value adjustments, two-tiered interest rate structures or other limitations relating to when policies can be surrendered for cash, in order to encourage persistency. As of 31 December 2017, 52 per cent of Jackson's fixed annuity reserves had surrender penalties or other withdrawal restrictions. Substantially all of the institutional portfolio had withdrawal restrictions or market value adjustment provisions.

Fixed index annuities issued by Jackson also include an equity component that is hedged using the offsetting equity exposure in the variable annuity product. The equity component of these annuities constitutes an embedded derivative under 'grandfathered' US GAAP that is carried at fair value, as are other derivative instruments.

Guaranteed benefits issued by Jackson in connection with the sales of variable annuity contracts expose Jackson to equity risk as the benefits generally become payable when equity markets decline and contract values fall below the guaranteed amount. The accounting measurement of the liability for certain of these benefits differs from a true fair value calculation with changes in value recorded in income. Jackson manages the exposure of the tail risk associated with the equity exposure using equity options and futures contracts, which are also carried at fair value. Jackson seeks to manage the economic risk associated with these contracts and, therefore, has not explicitly hedged its fair value risk as determined under accounting rules. In addition, certain benefits have mortality risk and are therefore precluded from being carried at fair value. As a result of these factors, the income statement may include a timing mismatch related to changes in fair value. However, as demonstrated during the economic crisis, subsequent rebound and recent volatility in the equity markets, Jackson's hedges have effectively operated as designed.

Notes

1.
Source: Third Quarter 2017 SNL Financial
2.
©2018 Morningstar, Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) is not warranted to be accurate, complete, or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results. Morningstar www.AnnuityIntel.com. Total Sales by Contract 3Q YTD 2017. Jackson's Perspective II for base states ranks #1 and Elite Access for base states ranks #8 for Total VA Sales out of 991 VA contracts with reported sales to Morningstar's quarterly sales survey as of 3Q YTD 2017.
3.
Independent research and Market Metrics, a Strategic Insight Business.
4.
©2018 Morningstar Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) is not warranted to be accurate, complete, or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results. Morningstar www.AnnuityIntel.com.Total sales by company and channel 3Q YTD 2017. Jackson ranks #1 out of 25 companies in the Independent NASD channel, #1 out of 19 companies in the Bank channel, #1 out of 14 companies in the Wirehouse channel, and #2 out of 19 companies in the Regional Firms channel.
5.
LIMRA/Secure Retirement Institute, US Individual Annuity Participants Report 3Q YTD 2017.

United Kingdom and Europe

Introduction

In August 2017, we combined M&G, our international investment management business, with Prudential's UK and European life insurance business to form M&G Prudential. We also announced a major investment programme in the new combined business's infrastructure to improve customer service, accelerate product development and widen customer choice.

As at 31 December 2017, M&G Prudential had

•
total funds under management1 of £351 billion;

•
over 7.2 million customers; and

•
products registered in 24 jurisdictions around the world.

Market overview

M&G Prudential serves two of the world's largest savings and investments markets with asset pools in the UK and Europe of £7 trillion and €14 trillion respectively. Across the region, people increasingly need help to meet their long-term financing goals as responsibility for retirement savings passes from state and employer to the individual. They want easy access to savings and investment solutions, as well as guidance and advice from trusted providers. In addition, persistently low rates of return on bank cash deposits are fuelling demand for investment solutions, whether people are saving for retirement, building a lump sum or protecting their wealth from inflation.

Managing £351 billion of assets1 for over seven million customers in the UK and internationally, M&G Prudential has investment expertise, scale and financial strength and two well-respected brands—M&G Investments and Prudential UK. With the substantial investment we will be making over the next five years in transforming the business's operations, including building our digital distribution capability, M&G Prudential is well placed to meet the growing and evolving saving and investment needs of customers across intermediated, institutional and retail direct channels.

Customers

Whether we're helping an individual saver plan for their future with more confidence, or helping a big pension fund to meet its future commitments to pensioners, serving the long-term interests of our customers is key to the long-term performance of our business.

In the UK, we manage the savings of direct and intermediated customers through a range of mutual funds. We are also a leading provider of savings and retirement solutions to direct and advised UK customers with a 19 per cent market share in life and pensions retail investments as at end September 2017, including the popular and successful PruFund proposition in a number of different wrappers. We also have a large book of UK customers who own traditional insurance-based savings products. In continental Europe, where we have a leading position in cross-border fund distribution with £44 billion2 in assets under management, customers in 17 countries are able to access our investment strategies. Finally, we manage the pension and other long-term savings of millions of people through our relationships with 794 institutional clients, including 70 per cent of the UK's 50 largest pension schemes.

We see significant opportunities for continued revenue growth in four of these customer segments, including from the synergies available from the combination of our investment management and savings and retirement solutions businesses. We also see an opportunity to offer customers in our existing book of traditional savings products a new set of propositions as their needs evolve.

The expertise of the business in delivering investment outcomes for all of our customers is demonstrated by the scale of our operations. In total, M&G Prudential fund managers invest over £187 billion of assets on behalf of Prudential policyholders, in addition to the £164 billion of assets for customers invested in M&G mutual funds and institutional strategies. This combined investment footprint bolsters our investment solution capabilities allowing us to build the business around our customers and use our experience and insights to meet their needs.

Our products

Our aim is to provide our customers with savings and investment solutions which meet their long-term financial needs and goals, in the structure which best suits them. Behind these solutions is a powerful investment engine: a highly skilled team of over 120 fund managers who put our customers' money to work by sourcing investment opportunities globally across a wide spectrum of asset classes, including equities, bonds, credit, real estate and cash across both private and public markets.

Of the total of £351 billion in assets under management1 across our entire product range, approximately 60 per cent is now invested in multi-asset solutions and strategies, including the market leading £36 billion PruFund range and the strongly performing £12 billion Episode Allocation range. This expertise in asset allocation is a key part of our investment capability and has again driven substantial inflows over the last year, as customers across the UK and Europe have continued to seek the diversification and flexibility of a multi-asset solution.

Other products include a range of unit-linked and collective investments, and within our corporate pension portfolio we continue to facilitate a range of auto-enrolment services.

For our savings and retirement customers we offer the PruFund range, which invests in our with-profits fund, the largest in the UK. The with-profits fund aims to smooth some of the extreme ups and downs of short-term investment performance to provide a more stable return. It has performed well over the past five years: for example, customers in the PruFund Growth Fund have seen growth of 36 per cent since the start of 2013 against benchmark growth of 30 per cent.

For direct investors in the UK and intermediated customers in the UK and internationally, we offer a range of 75 open-ended funds. The range offers a broad choice of asset types, geographies and investment strategies to help achieve a diversified portfolio. Our funds generally aim to deliver a rising income stream, long-term capital growth or a mixture of both, and the vast majority are available in ISA or JISA wrappers to UK direct customers. Almost all of our funds are managed actively for the long term.

Our open-ended flexible global bond fund, the M&G Optimal Income Fund, performed strongly in 2017. Having achieved an average annualised return of over 7 per cent since its launch in 2006, Optimal Income has been one of the top performing bond funds across all sectors over the last decade. This return for its customers has been rewarded with net inflows of over £5 billion during 2017, bringing its assets under management to £23 billion.

This year we added our first open-ended infrastructure fund to our range, which aims to provide individual investors with both a growing income stream and long-term capital appreciation through exposure to the equity of global listed infrastructure companies. We also launched the M&G ESG Global High Yield Fund, a sister fund to our £1 billion Global High Yield Bond Fund. The new fund is aimed at meeting the needs of individual investors seeking higher yield.

During 2017, we also launched a further six M&G funds on our new Luxembourg-domiciled SICAV platform. As one of the most popular investment vehicles within Europe, the ability to offer SICAV funds will enable us to expand and deepen our highly successful international business further over the coming years. The new platform will also ensure we can continue to serve our European-based customers regardless of the outcome of Brexit negotiations between the UK and the EU. To that end, in September we announced our plans to migrate assets in four UK-domiciled funds held by European customers to the SICAV platform during 2018.

For our own life funds as well as for our third-party institutional clients, we continue to deliver innovative and competitive investment strategies to meet their specific needs. We are leading investors in 'alternative' assets such as commercial real estate debt, infrastructure debt and equity, and direct lending. These private assets are increasingly attractive options for investors looking for a yield to match their long-term pension liabilities, and of course also provide a valuable source of competitively-priced funding for new housing and infrastructure projects.

Reflecting growing demand from institutional clients for investments which make a positive societal and environmental impact, in 2017 we seeded our first Impact Financing Fund with investment from the Prudential life business and two third-party investors. Through private and illiquid debt transactions, the fund is already financing projects including a regeneration scheme, green energy and social housing construction.

Refer to 'Additional information on the long-term products of M&G Prudential' for further details on products.

Distribution

In M&G and Prudential, we have two well-respected and complementary brands: Prudential is closely associated with retirement in the UK, while M&G is recognised as a leading investment brand, both in the UK and across international markets. While our two brands occupy different market segments, both share a common philosophy of aiming to deliver excellent long-term customer outcomes, and both offer solutions powered by a world-class investment capability. Working together as M&G Prudential gives us new opportunities for growth by building on these shared values and strengths.

In the UK, where both M&G and Prudential products are distributed, we will be building on the great success of the PruFund range by broadening the existing proposition, making full use of M&G and Prudential's combined distribution network and making our customers' experiences—whether direct or advised—as good as possible throughout the lifetime of their products. Our digital transformation programme is essential to this, providing the infrastructure necessary to offer good value, state of the art solutions.

With over 15 years of experience in international distribution, offices in 18 countries and a new Luxembourg investment platform, we are well placed to continue to take advantage of the attractive growth opportunities in Europe and beyond. This includes retail distribution in Europe, and in international institutional markets, where our strong track record in private asset origination is a real competitive advantage.

Investment for growth

In a world of low interest rates and increasing life expectancy, more people than ever need long-term savings and investment solutions. We also know that our customers have far higher expectations of service and value for money, thanks to new technology and digital disruption. Over the last 169 years we have had a proud track record of innovating to deliver good outcomes to our customers, but we need to invest in our business to continue to do so. Over the next five years, we will be investing circa £250 million of shareholders' funds in our business, including a new digital infrastructure which will improve customer service, accelerate product development and increase customer choice. Strategic partnerships, such as the recently announced Tata Consultancy Services partnership to enhance service for our UK savings and retirement customers, are an important part of these plans to improve customer outcomes. With a simpler, more efficient, digitally enabled business, we will respond quicker and better to our customers' needs, offer better value and compete at scale in our markets even more effectively.

Additional information on the long-term products of M&G Prudential

Long-term products

M&G Prudential's long-term products in the United Kingdom consist of life insurance, pension products and pensions annuities. The following table shows M&G Prudential's new business insurance and investment premiums by product line for the periods indicated. New business premiums include deposits for policies with limited or no life contingencies. M&G Prudential also distributes life insurance products, primarily investment bonds, in other European countries and has a business in Poland which primarily sells with-profits savings and protection products. The volume of such business is relatively small and is included in the table below.

	Year Ended 31 December
	2017	2016	2015

	£m	£m	£m
Individual annuities	223	546	565
Bonds	3,509	3,834	3,327
Corporate Pensions	233	231	310
Individual Pensions	5,779	2,567	1,217
Income drawdown	2,218	1,649	1,024
Other products	1,269	1,186	691
Wholesale	—	—	1,508

Total new business premiums	13,231	10,013	8,642

Of the total new business premiums of £13,231 million (2016: £10,013 million; 2015: £8,642 million), £13,044 million (2016: £9,836 million; 2015: £8,463 million) were for single premiums and £187 million (2016: £177 million; 2015: £179 million) were for regular premiums.

Pension annuities

Following the decision taken in 2016 to curtail retail sales of annuity business, during 2017, M&G Prudential delivered an annuity service which gives retiring customers access to a panel of annuity providers rather than access to a M&G Prudential's annuity. This has been rolled out to approximately 50 per cent of the pension books.

M&G Prudential offers conventional annuities which include level (non-increasing), fixed increase and RPI annuities. In 2017, new business premiums for these conventional annuities were £223 million (2016: £495 million).

Bonds

Onshore Bonds

M&G Prudential offers customers a range of investment funds to meet different risk and reward objectives. M&G Prudential's main onshore bond product wrapper is the Prudential Investment Plan ('PIP'). Through this plan, based on a single premium with no fixed term, customers have the option to invest in the with-profits fund through PruFund or in a range of unit-linked investment funds.

PIP also gives financial advisers the opportunity to choose from different external fund management groups and the flexibility to make changes to portfolio and asset allocation over time. In 2017, new business premiums from the unit-linked option within on-shore bond wrappers, including PIP were £186 million (2016: £165 million).

M&G Prudential offers a unitised and smoothed with-profits investment fund called PruFund, which is designed to provide increased transparency and smoothed investment returns to the customer with a choice of Cautious, Growth or Risk-Managed funds. PruFund also offers clients an optional guarantee on the initial investment in either the Cautious or Growth funds with terms between ten and fifteen years. PruFund is available across M&G Prudential's range of tax wrappers including individual pensions, income drawdown, ISA and onshore and offshore bonds. In 2017, total bonds new business premiums attributable to PruFund, including new business through PIP, was £2,342 million (2016: £2,608 million).

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

The sales growth across M&G Prudential's with-profits range has been achieved on the back of sustained strong investment performance in its Life Fund over a number of years, reflecting the benefits of its diversified investment policy. M&G Prudential believes that this market will continue to see further growth as investors turn to trusted and financially strong brands and products offering an element of capital protection.

In addition M&G Prudential offers an open architecture onshore bond, the Prudential Onshore Portfolio Bond, which allows customers to access a wide range of quoted UK investments. New business premiums from this product were £80 million in 2017 (2016: £78 million). The new business premiums for other onshore bonds were £52 million in 2017 (2016: £106 million).

Offshore Bonds

M&G Prudential's offshore bond products are the Prudential International Investment Bond and the Prudential International Investment Portfolio offering clients access to a wide range of quoted UK investments. M&G Prudential's offshore bond sales fell by 3 per cent to £849 million in 2017 (2016: £877 million).

Pension and flexi-income drawdown products

M&G Prudential provides both corporate, individual pension and flexi-access drawdown products. Pension products are tax advantaged long-term savings products that comply with rules established by the HM Revenue and Customs ('HMRC') and are designed to supplement state provided pensions.

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

Income drawdown products have historically provided a 'bridge' between pensions and annuities, allowing customers to access pension savings from age 55, subject to certain limits. These products help customers manage their pensions through the various stages of retirement, and also offer flexibility while providing potential for capital growth. Income drawdown has proved popular with customers seeking greater flexibility than that offered by a traditional annuity product, but preferring to draw funds gradually rather than withdrawing all of their savings as cash. Depending on the size of their pension pot and the individual's tax position, it may also be more tax efficient for a customer to invest in a drawdown product rather than to take cash. Many of the pension products M&G Prudential offers are with-profits products or offer the option to have all or part of the contributions allocated to the with-profits fund. Where funds invested in the with-profits fund are withdrawn prior to the pension date specified by the policyholder, M&G Prudential may apply a market value adjustment (MVA) to the amount paid out. MVAs do not apply to the PruFund investment options. The remaining pension products are non-participating products, which include unit-linked products.

Individual Pensions and Income Drawdown

M&G Prudential's individual pension range offers unit-linked and unitised with-profits products, including products that meet the criteria of the UK government's stakeholder pension program.

M&G Prudential launched its new Retirement Account proposition, which offers one account for both pension savings and income drawdown and can accept transfers from existing plans, to the intermediated market, including its own advised sales force, PFP, towards the end of the third quarter of 2016. It is a digital proposition with an open charging structure separating charges out for the tax wrapper, funds and guarantees and offers improved service to advisers and customers. The proposition has been well received in the market, securing significant sales since launch and accounting for 82% of total individual pension and income drawdown sales in 2017.

For products with drawdown features, the investment risk and mortality risk remains with the policyholder, payments are not guaranteed, and tend to cost more to administer. In the past, this has meant that the option to draw down income tended to apply mainly to more sophisticated policyholders commonly with larger retirement funds. The changes in the rules governing access to pension savings mean that consumers now have more choice and flexibility in how they access their retirement income and drawdown has become more popular for customers starting to take income in retirement. Any income taken from pension savings in excess of the allowable tax-free lump sum is taxable at a customer's marginal tax rate. Many more customers than before are taking their tax free cash and leaving their funds invested. To further extend the proposition and to continue to meet customers' needs for secure income whilst still retaining some flexibility, a minimum income guarantee is offered as an additional option.

Corporate Pensions

There are two categories of corporate pension products: defined benefit and defined contribution. M&G Prudential has an established defined benefit plan client base covering the small to medium sized employer market. M&G Prudential's defined contribution client base ranges from small unlisted companies to some of the largest companies in the United Kingdom as well as a number of clients in the public sector (in particular where M&G Prudential offers the Additional Voluntary Contribution ('AVC') facility). Additional Voluntary Contribution plans enable employees to make additional pension contributions, either regularly or as a lump sum, to supplement their occupational pension plans. M&G Prudential administers corporate pensions for c.600,000 scheme members sponsored by some of the UK's largest employers and has also built a very strong position in the provision of with-profits AVC arrangements. M&G Prudential provides AVCs to 74 of the 99 Local Government Authorities in the UK.

Other products

Other products include PruFund ISA, life insurance and equity release mortgages, which have been closed to new business since November 2009.

Shareholders' interests in M&G Prudential's long-term insurance business

In common with other UK long-term insurance companies, M&G Prudential's products are structured as either with-profits products or non-participating (including unit-linked) products. With-profits policies are supported by a with-profits fund. M&G Prudential's primary with-profits fund is part of PAC's long-term fund. For statutory and management purposes, PAC's long-term fund consists of a number of sub-funds in which shareholders and policyholders have varying interests.

With-profits products

With-profits policies are supported by a with-profits sub-fund and can be single premium (for example, Onshore Bonds) or regular premium (for example, certain pension products). M&G Prudential's primary with-profits sub-fund is part of The Prudential Assurance Company Limited (PAC). The return to shareholders on virtually all M&G Prudential's with-profits products is in the form of a statutory transfer to PAC shareholders' funds. This is analogous to a dividend from PAC's with-profits sub-fund, and is dependent upon the bonuses credited or declared on policies in that year. M&G Prudential's with-profits policyholders currently receive 90 per cent of the distribution from the main with-profits sub-fund as bonus additions to their policies, while shareholders receive 10 per cent as a statutory transfer.

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

In addition to the with-profits policies described above, the with-profits sub-fund also contains the Pru-Fund range of with-profits contracts, which offer policyholders a choice of investment profiles. Unlike the more traditional with-profits contracts no reversionary or final bonuses are declared. Policyholder return is determined by an Expected Growth Rate (EGR) which is declared quarterly. A different EGR is applied for each of the PruFund funds within the range, each relating to the individual asset mix of that fund. The relevant EGR is applied to increase the unit value of policyholder funds, calculated daily. In normal investment conditions the EGR is expected to reflect PAC's view of how the funds will perform over the longer term. An adjustment is made to the smoothed unit value if it moves outside of a specified range relative to the value of the underlying assets.

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

PAC's board of directors, with the advice of its Chief Actuary and its with-profits Actuary, determines the amount of annual and final bonuses to be declared each year on each group of contracts.

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

However, PAC does not take into account the surplus assets of the long-term fund, or investment return earned on them, in calculating asset shares. The determination of final bonuses takes into account asset shares, as well as the need to smooth claim values and payments from year to year, competitive considerations and the desire to treat customers fairly.

PAC is required by UK law and regulation to consider the fair treatment of its customers in setting bonus levels. The concept of treating customers fairly is established by statute but is not defined. In practice, it provides one of the guiding principles for decision making in respect of with-profits products.

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

In 2017, PAC declared a total surplus of £2,385 million (2016: £2,198 million) from PAC's primary with-profits sub-fund, of which £2,152 million (2016: £1,983 million) was added to with-profits policies and £233 million net of tax (2016: £215 million) was distributed to shareholders of which 15 per cent was from PruFund business (2016:10 per cent). These amounts included annual bonus rates of 1.75 per cent until 28 February 2017 and 1.5 per cent for the remainder of the year for Prudence Bond; and 1.75 per cent until 31 March 2017 followed by 1.5 per cent for the remainder of the year for personal pensions.

The closed Scottish Amicable Insurance Fund ('SAIF') declared total bonuses in 2017 of £354 million compared with £349 million in 2016. Shareholders have no interest in profits from the SAIF fund, although they are entitled to the investment management fees paid by this business.

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

Surplus Assets in PAC's With-profits Fund

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

The surplus assets, as working capital, enables M&G Prudential to support with-profits business by providing the benefits associated with smoothing and guarantees, by providing investment flexibility for the fund's assets, by meeting the regulatory capital requirements that demonstrate solvency and by absorbing the costs of significant events or fundamental changes in its long-term business without affecting the bonus and investment policies. The size of the inherited estate fluctuates from year to year depending on the investment return and the extent to which it has been required to meet smoothing costs, guarantees and other events.

Support for with-profits sub-funds by shareholders' funds

PAC is liable to meet its obligations to with-profits policyholders even if the assets of the with-profits sub-funds are insufficient to do so. The assets, represented by the unallocated surplus of with-profits funds, in excess of amounts expected to be paid for future terminal bonuses and related shareholder transfers ('the excess assets') in the with-profits sub-funds could be materially depleted over time by, for example, a significant or sustained equity market downturn, costs of significant fundamental strategic change or a material increase in the pension mis-selling provision. In the unlikely circumstance that the depletion of the excess assets within the long-term fund was such that the Group's ability to satisfy policyholders' reasonable expectations was adversely affected, it might become necessary to restrict the annual distribution to shareholders or to contribute shareholders' funds to the with-profits sub-funds to provide financial support.

Matters relating to with-profits sub-funds:

–
Pension mis-selling review—The UK insurance regulator required all UK life insurance companies to review sales of personal pensions policies for potential mis-selling. Offers to all cases were made by 30 June 2002. Costs arising from this review are met by the excess assets of the PAC with-profits sub-fund and hence have not been charged to the asset shares used in the determination of policyholder bonus rates. Prudential has given an assurance that these deductions from excess assets will not impact its bonus or investment policy for policies within the with-profits sub-funds that were in force at 31 December 2003. This assurance does not apply to new business since 1 January 2004. In the unlikely event that such deductions would affect the bonus or investment policy for the relevant policies, Prudential has stated it would make available support to the sub-fund from shareholder resources for as long as the situation continued, so as to ensure that policyholders were not disadvantaged.

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

  In addition, certain pensions products within this sub-fund have guaranteed annuity rates at retirement, for which a provision of £503 million was held within the sub-fund (2016: £571 million).

–
Guaranteed annuities—A provision for guaranteed annuity products of £53 million was held (2016: £62 million) in the PAC with-profits sub-fund.

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

Notes

  1.
  Represents M&G Prudential asset management external funds under management and internal funds included on the M&G Prudential long-term insurance business balance sheet.
  2.
  Europe includes AUM in Asia and South Africa.

 Competition

General

There are other significant participants in each of the financial services markets in which Prudential operates. Our competitors include both mutual and stock financial companies. In addition, regulatory and other developments in many of Prudential's markets have blurred traditional financial service industry lines and opened the market to new competitors and increased competition. In some of Prudential's markets, other companies may have greater financial resources, allowing them to benefit from economies of scale, and may have stronger brands than Prudential does in that market.

The principal competitive factors affecting the sale of Prudential's products in its chosen markets are:

•
price and yields offered,

•
financial strength and ratings,

•
commission levels, charges and other expenses,

•
range of product lines and product quality,

•
brand strength, including reputation, quality of service and use of technological advances,

•
distribution channels,

•
investment management performance and

•
historical bonus/contract enhancement and bonus interest levels.

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

Prudential's principal competitors in the Asia Pacific region include global life insurers such as Allianz, AXA and Manulife together with regional insurers such as AIA and Great Eastern, and multinational asset managers such as Franklin Templeton, HSBC Global Asset Management, J.P. Morgan Asset Management and Schroders. In most markets, there are also local companies that have a material market presence e.g. China Life, China Pacific and Ping An in China, HSBC Life in Hong Kong and Muang Thai Life.

United States

Prudential's insurance operations in the United States operate under the Jackson brand. Prudential is not affiliated with Prudential Financial, Inc. or its subsidiary, The Prudential Insurance Company of America.

Jackson's competitors in the United States include major stock and mutual insurance companies, mutual fund organisations, banks and other financial services companies. National banks may become more significant competitors in the future for insurers who sell annuities, due to current legislation, court decisions and regulatory actions. Jackson's principal competitors in the United States include AEGON, AIG, Allianz, AXA Financial Inc., Brighthouse, Lincoln Financial Group, MetLife and Prudential Financial.

Jackson does not have a career agency sales force to distribute its annuity products in the United States and, consequently, competes for distributors such as banks, broker-dealers and independent agents.

United Kingdom

M&G Prudential's principal competitors include many of the major retail financial services companies and fund management companies operating in the United Kingdom. These companies include Aviva, Janus Henderson, Jupiter, Legal & General, Schroders and Standard Life Aberdeen. Prudential competes with other providers of financial products to be included on financial advisors' panels of preferred providers.

Sources

Throughout this annual report, Prudential describes the position and ranking of its overall business and individual business units in various industry and geographic markets. The sources for such descriptions come from a variety of conventional sources generally accepted as relevant business indicators by members of the financial services industry. These sources include information available from the Annuity Specs, Asia Asset Management Magazine, Asosiasi Asuransi Jiwa Indonesia, Association of British Insurers, Association of Vietnamese Insurers, Association of Unit Trusts and Investment Funds, Fitch, Hong Kong Federation of Insurers, Hong Kong Office of the Commissioner of Insurance, HSBC Global Research, Insurance Regulatory and Development Authority of India, Insurance Services Malaysia Berhad, Investment Management Association, Life Insurance Marketing and Research Association (LIMRA), Life Insurance Association of Malaysia, Life Insurance Association of Singapore, Life Insurance Association of Taiwan, Lipper Inc., Morningstar, Moody's, Neilsen Net Ratings, Propriety Research, Service Quality Management Group, SNL Financial, Standard & Poor's, Thai Life Assurance Association, The Asset Benchmark Research, The Advantage Group, The Asset, Townsend and Schupp and UBS.

FINANCIAL REVIEW

IFRS Critical Accounting Policies

Prudential's discussion and analysis of its financial condition and results of operations are based upon Prudential's consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB and as endorsed by the EU. EU-endorsed IFRS may differ from IFRS as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. As at 31 December 2017, there were no unendorsed standards effective for the three years ended 31 December 2017 affecting the consolidated financial information of Prudential and there were no differences between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to Prudential. Accordingly, Prudential's financial information for the three years ended 31 December 2017 has been prepared in accordance with IFRS as issued by the IASB. Prudential adopts mandatory requirements of new or altered EU-adopted IFRS standards when required, and may consider earlier adoption where permitted and appropriate in the circumstances.

The preparation of our consolidated financial statements requires Prudential to make estimates and judgements that affect the reported amounts of assets, liabilities, and revenues and expenses, and related disclosure of contingent assets and liabilities. Prudential evaluates its estimates, including those related to long-term business provisioning and the fair value of assets.

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

The critical accounting policies referenced above are critical for those businesses that relate to the Group's shareholder financed business. In particular this applies for Jackson which is the largest shareholder backed business in the Group. The policies are not critical in respect of the Group's with-profits business. This distinction reflects the basis of recognition of profit and accounting treatment of unallocated surplus of with-profits funds as a liability, as described elsewhere in this Financial Review and our financial statements.

In determining the measurement of the Group's assets and liabilities and in preparing financial statements, more generally, estimates and judgements are required. Our critical accounts estimates and assumptions are those set out below, with a reference to the detailed discussion in the notes to our consolidated financial statements.

Critical accounting estimates and assumptions	Reference to the disclosure notes in the consolidated financial statements

Classification of insurance and investment contracts	A3.1(a)

Measurement of policyholder liabilities and unallocated surplus of with-profits	A3.1(a); and C4.2

Deferred acquisition costs for insurance contracts	A3.1(c); and C4.2

Financial investments—Valuation	A3.1(c)

Financial investments—Determining impairment in relation to financial assets	A3.1(c)
Additional quantitative information on the impairment and realised gains/losses recognised on the available-for-sale debt securities of US insurance operations	B1.2

Additional quantitative information on the movement in the statement of financial position value of the available-for-sale debt securities of US insurance operations and those which are in a gross unrealised loss position.

C3.2(b), C3.2(c)

Intangible assets—Carrying value of distribution rights	A3.1(c)

Summary Consolidated Results and Basis of Preparation of Analysis

The following table shows Prudential's consolidated total profit for the years indicated.

	Actual Exchange Rate
	Year Ended 31 December
	2017	2016	2015

	£m	£m	£m
Total revenue, net of reinsurance	86,562	71,842	41,305
Total charges, net of reinsurance and profit (loss) attaching to disposal of businesses	(82,894)	(68,812)	(38,222)
Share of profits from joint ventures and associates, net of related tax	302	182	238

Profit before tax (being tax attributable to shareholders' and policyholders' returns)*	3,970	3,212	3,321
Tax attributable to policyholders' returns	(674)	(937)	(173)

Profit before tax attributable to shareholders	3,296	2,275	3,148

Tax charge	(1,580)	(1,291)	(742)
Less: tax attributable to policyholders' returns	674	937	173

Tax charge attributable to shareholders' returns	(906)	(354)	(569)

Profit for the year	2,390	1,921	2,579

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

Under IFRS, the pre-tax GAAP measure of profits is profit before policyholder and shareholder taxes. This measure is not relevant for reflecting pre-tax results attributable to shareholders for two reasons. Firstly, this profit measure represents the aggregate of pre-tax results attributable to shareholders and a pre-tax amount attributable to policyholders. Secondly, the amount is determined after charging the transfer to the liability for unallocated surplus, which in turn is determined in part by policyholder taxes borne by the ring-fenced with-profits funds. It is noted that this circular feature is specific to with-profits funds in the UK, and other similarly structured overseas funds, and should be distinguished from other products, which are referred to as 'with-profits', and the general accounting treatment of premium or other policy taxes.

Accordingly, Prudential has chosen to explain its consolidated results principally by reference to profits for the year, reflecting profit after tax. In explaining movements in profit for the year, reference is made to trends in profit before shareholder tax and the shareholder tax charge. The explanations of movement in profit before shareholder tax are shown below by reference to the profit analysis applied for segmental disclosure as shown in note B1 to the consolidated financial statements. This basis is used by management and reported externally to the holders of shares listed on the UK, Hong Kong and Singapore exchanges and to the financial markets in those countries. Separately, in this section, analysis of movements in profits before shareholder tax is provided by nature of revenue and charges.

Explanation of Movements in Profits after Tax and Profits before Shareholder Tax by Reference to the Basis Applied for Segmental Disclosure

(a)   Group overview

Profit for the year after tax for 2017 was £2,390 million compared with £1,921 million for 2016. The increase primarily reflects the movement in profit before tax attributable to shareholders, which increased from a profit of £2,275 million in 2016 to a profit of £3,296 million in 2017, which was partially offset by an increase in the tax charge attributable to shareholders from £354 million in 2016 to £906 million in 2017.

The increase in the total profit before tax attributable to shareholders from £2,275 million in 2016 to £3,296 million in 2017 reflects an improvement in operating profit based on longer-term investment returns of £443 million from £4,256 million in 2016 to £4,699 million in 2017 and a favourable change in non-operating items of £578 million, from negative £1,981 million to negative £1,403 million. The decreased charge for non-operating items of £578 million is primarily attributable to the profit attaching to disposal of businesses of £162 million in 2017 compared with the loss of £227 million in 2016 and the favourable change in short-term fluctuations in investment returns of £115 million from negative £1,678 million in 2016 to negative £1,563 million in 2017. The increase of £443 million or 10 per cent in operating profit based on longer-term investments includes a positive exchange translation impact of £173 million. Excluding the effect of currency volatility, on a constant exchange rate basis, the Group operating profit based on longer-term investment returns increased by £270 million or 6 per cent to £4,699 million, reflecting the increases across the Group's Asia, US and M&G Prudential businesses.

The effective rate of tax at the total profit level was 27 per cent in 2017 compared with 16 per cent in 2016. The increased rate principally reflects the inclusion of a £445 million one-off charge on the remeasurement of US deferred tax balances following the enactment in December 2017 of a comprehensive US tax reform package. Excluding this one-off charge, the 2017 effective tax rate would have been 14 per cent. Further details are provided in note B4 of the consolidated financial statements.

Profit for the year after tax for 2016 was £1,921 million compared with £2,579 million for 2015. The decrease primarily reflected the movement in profit before tax attributable to shareholders, which decreased from a profit of £3,148 million in 2015 to a profit of £2,275 million in 2016, which was partially offset by a decrease in the tax charge attributable to shareholders from £569 million in 2015 to £354 million in 2016.

The decrease in the total profit before tax attributable to shareholders from £3,148 million in 2015 to £2,275 million in 2016 reflected an improvement in operating profit based on longer-term investment returns of £287 million from £3,969 million in 2015 to £4,256 million in 2016 which was more than offset by an adverse change in non-operating items of £1,160 million, from negative £821 million to negative £1,981 million. The increase of £287 million or 7 per cent in operating profit based on longer-term investments included a positive exchange translation impact of £364 million. Excluding the effect of currency volatility, on a constant exchange rate basis, the Group operating profit based on longer-term investment returns decreased by £77 million or 2 per cent to £4,256 million with increases in Asia and the US offset by the expected decline in the contribution from our UK businesses.

The charge for non-operating items from 2015 to 2016 increased by £1,160 million primarily due to the adverse change in short-term fluctuations in investment returns from negative £755 million in 2015 to negative £1,678 million in 2016 and the inclusion in 2016 of a loss attaching to the held for sale Korea life business of £227 million.

The effective rate of tax at the total profit level was 16 per cent in 2016 compared with 18 per cent in 2015. The decreased rate principally reflected a smaller overall contribution to the total profit from US operations which attracted a higher rate of tax than other operations. Further details are provided in note B4 of the consolidated financial statements.

(b)   Summary by business segment and geographical region

The Group's operating segments for financial reporting are defined and presented in accordance with IFRS 8, "Operating Segments," on the basis of the management reporting structure and its financial management information. Following the combination during the year of the Group's UK insurance business and M&G to form M&G Prudential, the Group has reassessed its operating segments.

Under the Group's management and reporting structure its chief operating decision maker is the Group Executive Committee (GEC). In the revised management structure, responsibility is delegated to the Chief Executive Officers of Prudential Corporation Asia, the North American Business Unit and M&G Prudential for the day-to-day management of their business units (within the framework set out in the Group Governance Manual). Financial management information used by the GEC has been revised to align with these three business segments. These operating segments derive revenue from both long-term insurance and asset management activities.

In the prior year, the operating segments of the Group were each of the insurance operations in Asia, US and UK, and the asset management operations of Asia, US, M&G and Prudential Capital.

Operations which do not form part of any business unit are reported as 'Unallocated to a segment'. These include Group Head Office and Asia Regional Head Office costs. Following the formation of M&G Prudential certain minor operations which were previously reported as 'Unallocated to a segment' are now included in the UK and Europe segment, reflecting the revised structure. Prudential Capital and Africa operations do not form part of any operating segment under the revised structure, and their assets and liabilities and loss before tax are not material to the overall financial position of the Group. Prudential Capital and Africa operations are therefore reported as 'Unallocated to a segment'.

Comparative segmental information for prior periods has been presented on a basis consistent with the current year.

The following table shows Prudential's IFRS consolidated total profit (loss) for the years indicated presented by summary business segment. The accounting policies applied to the segments below are the same as those used in the Group's consolidated accounts.

	Year Ended 31 December
	2017	2016*	2015*

	£m	£m	£m
Asia	1,775	928	972
US	254	591	970
UK and Europe	1,097	1,184	1,229

Total profit attributable to the segment	3,126	2,703	3,171
Unallocated to a segment**	(736)	(782)	(592)

Total profit for the year	2,390	1,921	2,579

*
The 2016 and 2015 comparative results have been re-presented from those previously published following reassessment of the Group's operating segments as described in note B1.3 of the consolidated financial statements.
**
Includes central operations (Group and Asia Regional Head Offices and Group borrowings), Prudential Capital and Africa operations.

In order to understand how Prudential's results are derived it is necessary to understand how profit emerges from its business. This varies from region to region, primarily due to differences in the nature of the products and regulatory environments in which Prudential operates. The 2016 and 2015 comparatives have been re-presented from those previously published in the tables below following reassessment of the Group's operating segments as described in note B1.3 of the consolidated financial statements.

Asia

The following table shows the movement in profit arising from Asia operations and its components (insurance and asset management operations) for the years indicated.

	Year Ended 31 December
	2017	2016	2015

	£m	£m	£m
Insurance operations	1,852	1,043	1,036
Asset management	176	141	115

Profit before shareholder tax	2,028	1,184	1,151
Shareholder tax charge	(253)	(256)	(179)

Profit after tax	1,775	928	972

The increase of £847 million from the profit after tax from £928 million in 2016 to £1,775 million in 2017 primarily reflects an increase in the profit before shareholder tax of £844 million from £1,184 million to £2,028 million. The shareholder tax charge remained consistent at £253 million in 2017 compared with £256 million in 2016.

The increase of £844 million in profit before tax attributable to shareholders includes an increase of £809 million in insurance operations from £1,043 million to £1,852 million and an increase of £35 million in asset management operations from £141 million to £176 million.

For the Asia insurance operations, the assets and liabilities of contracts classified as insurance under IFRS 4 are determined in accordance with methods prescribed by local GAAP and adjusted to comply, where necessary, with grandfathered UK GAAP. Under IFRS 4, subject to the conditions of that standard, the continued application of grandfathered UK GAAP in this respect is permitted. In some operations ie Taiwan and India, US GAAP principles are applied. For with-profits business in Hong Kong, Singapore and Malaysia, the basis of profit recognition is bonus driven as described under 'UK and Europe' below.

The increase of £809 million in insurance operations primarily reflects a favourable movement in non-operating items of £513 million from a non-operating loss of £460 million in 2016 to a non-operating profit of £53 million in 2017 and an increase of operating profit based on longer-term investment return of £296 million from a profit of £1,503 million in 2016 to a profit of £1,799 million in 2017. The favourable change of £513 million in non-operating profit was primarily due to a £227 million one-off remeasurement loss in 2016 attaching to the Korea life business, a one-off cumulative exchange gain of £61 million in 2017 recycled from other comprehensive income upon the completion of its disposal and the positive change of £224 million in short-term fluctuations in investment returns from a loss of £225 million to a loss of £1 million in 2017. The increase of £296 million in operating profit based on longer-term investments includes a positive exchange translation impact of £68 million. Excluding the currency volatility, Asia insurance operations operating profit based on longer-term investment returns was up 15 per cent or £228 million on a constant exchange basis reflecting the continued growth of the in-force book of recurring premium business.

The increase of £35 million in asset management operations from £141 million in 2016 to £176 million in 2017 is primarily attributable to an increase in Eastspring Investments' total assets under management as a result of positive net inflows of assets and favourable markets, driving higher fee revenues. The increase of £35 million includes a positive exchange translation impact of £8 million. Excluding the currency volatility, profit from Asia asset management operations was up 18 per cent on a constant exchange rate basis.

The effective shareholder tax rate on profits from Asia operations decreased to 12 per cent in 2017 compared with 22 per cent in 2016, with the movement principally due to the inclusion of a non-tax deductible write down of the Korea life business in 2016 following the agreement to sell the business.

Profit after tax decreased from £972 million in 2015 to £928 million in 2016. The decrease of £44 million was attributable to an increase of £77 million in the shareholder tax charge from £179 million in 2015 to £256 million in 2016, partly offset by a favourable change of £33 million in profit before shareholder tax from £1,151 million in 2015 to £1,184 million in 2016.

The increase of £33 million in profit before tax attributable to shareholders included an increase of £7 million in insurance operations from £1,036 million to £1,043 million and an increase of £26 million in asset management operations from £115 million to £141 million.

The marginal increase of £7 million in insurance operations from £1,036 million in 2015 to a profit of £1,043 million in 2016 primarily reflected an increase of operating profit based on longer-term investment return of £332 million, which was partially offset by an increase in non-operating loss of £325 million. The increase of £332 million in operating profit based on longer-term investments included a positive exchange translation impact of £132 million. Excluding the currency volatility, Asia insurance operations operating profit based on longer-term investment returns was up 15 per cent on a constant exchange basis driven by the increase in the contribution from in-force business and reflecting the recurring premium income bias of our in-force book and the highly diverse nature of our earnings by geography and by product. The change of £325 million from a non-operating loss of £135 million in 2015 to a non-operating loss of £460 million in 2016 was primarily due to a £227 million loss attaching to the held for sale Korea life business in 2016 and the negative change of £88 million in short-term fluctuations in investment returns from £137 million in 2015 to £225 million in 2016. The negative change in short-term fluctuations in investment returns principally reflects the net impact of changes in interest rates and equity markets across the region.

The increase of £26 million in asset management operations in 2016 compared with 2015 is primarily attributable to the positive effect on average asset under management of favourable market movements and £2.2 billion net inflows in the second half of the year.

The effective shareholder tax rate on profits from Asia operations increased to 22 per cent in 2016 compared with 16 per cent in 2015, with the movement principally due to the non-tax deductible write down of the Korea life business in 2016 following the agreement to sell the business.

United States

The following table shows the movement in profit arising from US operations and its components (insurance and asset management operations) for the years indicated.

	Year Ended 31 December
	2017	2016	2015

	£m	£m	£m
Insurance operations	590	529	1,199
Asset management*	172	(4)	11

Profit before shareholder tax	762	525	1,210
Shareholder tax charge	(508)	66	(240)

Profit after tax	254	591	970

*
Includes the broker-dealer business up to its disposal in 2017.

The decrease of £337 million in profit after tax from £591 million in 2016 to £254 million in 2017 primarily reflects an increase in the shareholder tax charge by £574 million from a credit of £66 million in 2016 to a charge of £508 million in 2017. This was partly offset by an increase of £237 million in profit before shareholder tax from £525 million in 2016 to £762 million in 2017.

The increase in tax charge in 2017 is primarily attributable to the impact of the US tax reform, which generated a one-off charge of £445 million. The effective tax rate on profits from US operations was 67 per cent in 2017 compared with negative 13 per cent in 2016 is primarily driven by this one-off impact. Further details on the US tax reform are provided in note B4 to the consolidated financial statements.

The increase of £237 million in profit before tax attributable to shareholders includes an increase of £61 million in insurance operations from £529 million to £590 million and an increase of £176 million in asset management operations from negative £4 million to positive £172 million in 2017.

The underlying profit on US insurance business (Jackson) predominantly arises from fee income on variable annuity business, spread income from interest sensitive products, such as fixed annuities and institutional products, and insurance margin, net of expenses measured on a US GAAP basis. In addition, the profit (including non-operating items) in any period includes the incidence of realised gains and losses (including impairment) on assets classified as available-for-sale, fair value movements on derivatives and securities classified as fair valued through profit and loss and value movements on product guarantees.

The £61 million increase in insurance operations in 2017 compared with 2016, is primarily due to an increase of £162 million in operating profit based on longer-term investment returns from £2,052 million in 2016 to £2,214 million in 2017, partially offset by an increase in non-operating loss of £101 million. The increase of £162 million in operating profit based on longer-term investment returns includes a positive translation impact of £104 million. Excluding the currency volatility, the increase in operating profit based on longer-term investment return in 2017 on a constant exchange rate basis compared with

2016 was £58 million or 3 per cent reflecting mainly growth in fee income on higher asset balances, which outweighed the anticipated reduction in spread earnings.

The non-operating loss increased by £101 million from a £1,523 million loss in 2016 to a loss of £1,624 million in 2017. The increase in non-operating loss was mainly driven by an adverse change in short term fluctuations in investment returns of £113 million from a loss of £1,455 million in 2016 to a loss of £1,568 million in 2017. The increase of £101 million in non-operating loss includes a positive translation impact of £78 million. Excluding the currency volatility, the increase in non-operating loss in 2017 on a constant exchange rate basis compared with 2016 was £23 million. The negative movement in short-term fluctuations in investment returns is attributable mainly to the net value movement in the period of the hedge instruments held to manage market exposures and reflects the positive equity market performance in the US during the period.

The £176 million increase in asset management operations in 2017 compared with 2016 is primarily due to the gain of £162 million arising from the disposal of the Group's US broker-dealer network in August 2017. Further details are provided in note D1 to the consolidated financial statements.

Profit after tax decreased from £970 million in 2015 to £591 million in 2016. The decrease of £379 million was attributable to a decrease of £685 million in profit before shareholder tax from £1,210 million in 2015 to £525 million in 2016, partly offset by a favourable change in the shareholder tax charge from a charge of £240 million in 2015 to a credit of 66 million in 2016.

The decrease of £685 million in profit before tax attributable to shareholders from 2015 to 2016 included a decrease of £670 million in insurance operations from £1,199 million to £529 million and a decrease of £15 million in asset management operations from positive £11 million to negative £4 million.

The £670 million decrease in insurance operations in 2016 against 2015, was primarily due to an increase of £1,031 million in non-operating loss to £1,523 million, which was partially offset by an increase in operating profit based on longer-term investment returns from £1,691 million in 2015 to £2,052 million in 2016.The increase of £361 million in operating profit based on longer term investment returns included a positive translation impact of £217 million. Excluding the currency volatility, the increase in operating profit based on longer-term investment return in 2016 on a constant exchange rate basis compared with 2015 was £144 million or 8 per cent primarily as a result of higher fee income from growth in Jackson's separate account asset base and lower amortisation of deferred acquisition costs, which together exceeded the anticipated reduction in spread income. The non-operating loss increased by £1,031 million from a £492 million loss in 2015 to a loss of £1,523 million in 2016. The increase in non-operating loss was mainly driven by an adverse change in short term fluctuations in investment returns of £1,031 million from a loss of £424 million in 2015 to a loss of £1,455 million in 2016. The negative movement in short-term fluctuations in investment returns mainly reflects the net value movement on the guarantees offered by Jackson and the associated derivatives held to manage market exposures, as described further in the "Short-term fluctuations in investment returns" section below.

The profit before tax attributable to shareholders from asset management operations decreased by £15 million from a profit of £11 million in 2015 to a loss of £4 million in 2016.

The effective tax rate on profits from US operations was negative 13 per cent in 2016 compared with 20 per cent in 2015 principally driven by a higher negative short-term fluctuations in investment returns, which attracted tax relief at a higher rate than operating profit based on longer-term investment returns in the US operations.

UK and Europe

The following table shows the movement in profit arising from the UK and Europe operations and its components (insurance and asset management operations) for the years indicated.

	Year Ended 31 December
	2017	2016*	2015*

	£m	£m	£m
Insurance operations	858	1,026	1,075
Asset management*	506	433	441

Profit before shareholder tax	1,364	1,459	1,516
Shareholder tax charge	(267)	(275)	(287)

Profit after tax	1,097	1,184	1,229

*
The 2016 and 2015 comparative results have been re-presented from those previously published following reassessment of the Group's operating segments as described in note B1.3 of the consolidated financial statements.

The decrease of £87 million in the profit after tax from £1,184 million in 2016 to £1,097 million in 2017 primarily reflects decrease in the profit before shareholder tax of £95 million from £1,459 million to £1,364 million, partly offset by a marginal decrease of £8 million in the shareholder tax charge from £275 million in 2016 to £267 million in 2017.

The decrease of £95 million in profit before tax attributable to shareholders includes a decrease of £168 million in insurance operations from £1,026 million to £858 million offset by an increase of £73 million in asset management operations from £433 million to £506 million.

The UK and Europe's results comprise an annual profit distribution to shareholders from its UK long-term with-profits fund as well as profits from its annuity and other businesses. For the UK and Europe insurance operations, a significant component of the annual contribution to shareholders' profit comes from its with-profits products. With-profits products are designed to provide policyholders with smoothed investment returns through a mix of regular and final bonuses.

For with-profits business (including non-participating business owned by the PAC with-profits fund), adjustments to liabilities and any related tax effects are recognised in the income statement. However, except for any impact on the annual declaration of bonuses, shareholder profit for with-profits business is unaffected. This is because IFRS basis profits for the with-profits business, which are determined on the same basis as on grandfathered UK GAAP, solely reflect one-ninth of the cost of bonuses declared for the year. Further details on the determination of the bonuses ('regular' and 'final') are provided in note C4.2(c) to the consolidated financial statements.

The results of UK and Europe shareholder-backed annuity business reflect the inclusion of investment return including realised and unrealised gains and losses. The charge for benefits reflects the valuation rate of interest applied to discount future anticipated payments to policyholders. This rate in turn reflects current market yields adjusted for factors including default risks on the assets backing the liabilities. The level of allowance for default risk is a key assumption. Details are included in note B3 to the consolidated financial statements.

The decrease in insurance operations of £168 million to £858 million in 2017 was driven by an adverse change in short-term fluctuations in investment returns on shareholder-backed operations from a profit of £198 million in 2016 to a loss of £20 million in 2017. This was partially offset by an increase in operating profit based on longer-term investment returns of £50 million. The £218 million decrease in short-term fluctuations in investment returns includes unrealised movements on fixed income assets supporting the capital of the shareholder-backed annuity business that vary differently depending on interest rate and other movements in the profit. Operating profits based on longer-term investments increased by £50 million from £828 million in 2016 to £878 million in 2017, with contributions from the core1 with-profits and in-force annuity business stable at £597 million (2016: £601 million). Operating profit based on longer-term investment returns included general insurance commission of £17 million in 2017 compared with £29 million in 2016.

The increase in asset management operations of £73 million to £506 million in 2017 results from the positive impact on earnings of net fund inflows, supportive markets and higher performance fees and costs rising more slowly than income.

The effective shareholder tax rate on profits from UK and Europe operations increased to 20 per cent in 2017 from 19 per cent in 2016 principally due to a decrease in the proportion of income received which is not subject to tax.

Profit after tax from UK and Europe operations of £1,184 million in 2016 was £45 million lower than the £1,229 million in 2015. This was attributable to a decrease in profit before shareholder tax of £57 million from £1,516 million to £1,459 million combined with a decrease in the shareholder tax charge of £12 million from £287 million to £275 million.

The decrease of £57 million in profit before tax attributable to shareholders included a decrease of £49 million in insurance operations from £1,075 million to £1,026 million and a decrease of £8 million in asset management operations from £441 million to £433 million.

The decrease in insurance operations of £49 million from 2015 to £1,026 million in 2016 was driven by a decrease of £367 million in operating profit based on longer-term investments return, which was partially offset by a favourable movement in the short-term fluctuations in investment returns for shareholder-backed business of £318 million from £120 million loss in 2015 to £198 million gain in 2016. The £367 million, or 31 per cent, decrease in operating profit based on longer-term investment return reflects lower profit from new annuity business, down from £123 million to £41 million in 2016 as we scale down our participation in the annuity market, a lower contribution from management actions to support solvency, down from £400 million to £332 million, and the establishment of a £175 million provision in 2016 for the cost of undertaking a review of past non-advised annuity sales practices and related potential redress. Operating profit based on longer term investment returns included general insurance commissions of £29 million in 2016 compared with £28 million for 2015. The favourable short term fluctuations in investment returns of £198 million reflects gains on bonds backing annuity capital and shareholders' funds following the 70bps fall in 15-year UK gilt yields in 2016.

The decrease in asset management operations of £8 million from £441 million in 2015 to £433 million in 2016 reflects the impact on revenues of lower average assets under management during the year, following the net outflows experienced since the second quarter of 2015.

The effective shareholder tax rate on profits from UK and Europe operations for 2016 remained at 19 per cent consistent with 2015.

Unallocated to a segment

The following table shows the movement in the unallocated to a segment result for the years indicated.

	Year Ended 31 December
	2017	2016*	2015*

	£m	£m	£m
Loss before shareholder tax	(858)	(893)	(729)
Shareholder tax credit	122	111	137

Loss after tax	(736)	(782)	(592)

*
The 2016 and 2015 comparative results have been re-presented from those previously published following reassessment of the Group's operating segments as described in note B1.3 of the consolidated financial statements.

Total net charges for activity unallocated to a segment decreased by £49 million from £782 million in 2016 to £736 million in 2017.

The loss before shareholder tax decreased by £35 million from £893 million in 2016 to £858 million in 2017. Other income and expenditure and restructuring costs increased by £189 million from £689 million in 2016 to £878 million in 2017 due to higher interest costs following the debt issued in 2016 and 2017, and higher restructuring costs, as the business invests for the future (including UK and Europe infrastructure). Short-term fluctuations in investment returns showed a favourable movement of £224 million from a loss of £204 million in 2016 to a profit of £20 million in 2017, reflecting the level of unrealised value movements on financial instruments that are dependent on market movements over the relevant reporting period.

The effective tax rate on profits from unallocated to a segment increased to 14 per cent in 2017 from 12 per cent in 2016 principally driven by a decrease in non-tax deductible expenses increasing the tax credit on the losses from unallocated to a segment.

Total net charges for unallocated to a segment activity increased by £190 million from £592 million in 2015 to £782 million in 2016.

The loss before shareholder tax increased by £164 million from £729 million in 2015 to £893 million in 2016. Other income and expenditure and restructuring and Solvency II implementation costs increased by £33 million from £656 million in 2015 to £689 million in 2016. Short-term fluctuations in investment returns increased by £131 million from a loss of £73 million in 2015 to a loss of £204 million in 2016, reflecting unrealised value movements on financial instruments.

The effective tax rate on profits from unallocated to a segment decreased to 12 per cent in 2016 from 19 per cent in 2015 principally due to an increase in non-tax deductible expenses decreasing the tax credit on the unallocated to a segment losses.

Notes

1.
Core refers to the underlying profit of the UK and Europe business excluding the effect of, for example, management actions to improve solvency and material assumption changes. Details of these are set out in note I(d) of the Additional unaudited financial information.

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

The Group's operating segments for financial reporting are defined and presented in accordance with IFRS 8, 'Operating Segments' on the basis of the management reporting structure and its financial management information. Following the combination during the year of the Group's UK insurance business and M&G to form M&G Prudential. The Group has reassessed its operating segments.

Under the Group's management and reporting structure its chief operating decision maker is the Group Executive Committee (GEC). In the revised management structure, responsibility is delegated to the Chief Executive Officers of Prudential Corporation Asia, the North American Business Unit and M&G Prudential for the day-to-day management of their business units (within the framework set out in the Group Governance Manual). Financial management information used by the GEC has been revised to align with these three business segments. These operating segments derive revenue from both long-term insurance and asset management activities.

In the prior year, the operating segments of the Group were each of the insurance operations in Asia, US and UK, and the asset management operations of Asia, US, M&G and Prudential Capital.

Operations which do not form part of any business unit are reported as 'Unallocated to a segment'. These include Group Head Office and Asia Regional Head Office costs. Following the formation of M&G Prudential certain minor operations which were previously reported as 'Unallocated to a segment' are now included in the UK and Europe segment, reflecting the revised structure. Prudential Capital and Africa operations do not form part of any operating segment under the revised structure, and their assets and liabilities and loss before tax are not material to the overall financial position of the Group. Prudential Capital and Africa operations are therefore reported as 'Unallocated to a segment'.

Comparative segmental information for prior periods has been presented on a basis consistent with the current year.

The performance measure of operating segments utilised by the Company is IFRS operating profit attributable to shareholders based on longer-term investment returns, as described below. This measurement basis distinguishes operating profit based on long-term investment returns from other constituents of the total profit as follows:

–
Short-term fluctuations in investment returns on shareholder-backed business. This includes the impact of short-term market effects on the carrying value of Jackson's guarantee liabilities and related derivatives as explained below.

–
Amortisation of acquisition accounting adjustments arising on the purchase of business. This comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012; and

–
Profit / loss attaching to businesses that have been sold in the year including, where relevant, the recycling of the cumulative translation gain or loss in respect of sold businesses.

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

(iii)   US variable annuity and fixed index annuity business

This business has guarantee liabilities which are measured on a combination of fair value and other US GAAP derived principles. These liabilities are subject to an extensive derivative programme to manage equity and interest rate exposures. The principles for determination of the operating profit and short-term fluctuations are necessarily bespoke, as discussed in section (c) below.

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

However, movements in liabilities for some types of business do require bifurcation to ensure that at the net level (ie after allocated investment return and charge for policyholder benefits) the operating result reflects longer-term market returns.

Examples of where such bifurcation is necessary are in Hong Kong and for UK shareholder-backed annuity business, as explained in sections b(i) and d(i), respectively. For other types of Asia's non-participating business, expected longer-term investment returns are used to determine the movement in policyholder liabilities for determining operating results.

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

Debt securities and loans

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

At 31 December 2017, the level of unamortised interest-related realised gains and losses related to previously sold bonds for the Group was a net gain of £855 million (2016: £969 million; 2015: £567 million).

Equity-type securities

For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment returns for income and capital having regard to past performance, current trends and future expectations. Equity-type securities held for shareholder-financed operations other than the UK annuity business, unit-linked and US variable annuity separate accounts are principally relevant for the US and Asia insurance operations. Different rates apply to different categories of equity-type securities.

Derivative value movements

Generally, derivative value movements are excluded from operating results based on longer-term investment returns (unless those derivative value movements broadly offset changes in the accounting value of other assets and liabilities included in operating profit). The principal example of derivatives whose value movements are excluded from operating profit arises in Jackson, as discussed below in section (c).

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

For certain other types of non-participating business expected longer-term investment returns are used to determine the movement in policyholder liabilities for determining operating results.

(ii)   Other Asia shareholder-financed business

Debt securities

For this business, the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit risk margin reserve charge.

Equity-type securities

For Asia insurance operations, investments in equity securities held for non-linked shareholder-backed operations amounted to £1,759 million as at 31 December 2017 (2016: £1,405 million; 2015: £840 million). The rates of return applied in 2017 ranged from 4.3 per cent to 17.2 per cent (2016: 3.2 per cent to 13.9 per cent; 2015: 3.5 per cent to 13.0 per cent) with the rates applied varying by business unit. These rates are broadly stable from period to period but may be different between countries reflecting, for example, differing expectations of inflation in each business unit. The assumptions are for the returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.

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

(ii)   US variable and fixed index annuity business

The following value movements for Jackson's variable and fixed index annuity business are excluded from operating profit based on longer-term investment returns. See note B1.2 note (i) to the consolidated financial statements:

–
Fair value movements for equity-based derivatives;

–
Fair value movements for embedded derivatives for the 'not for life' portion of Guaranteed Minimum Withdrawal Benefit ('GMWB') and fixed index annuity business, and Guaranteed Minimum Income Benefit ('GMIB') reinsurance (see below);

–
Movements in the accounts carrying value of Guaranteed Minimum Death Benefit ('GMDB'), GMIB and the 'for life' portion of GMWB liabilities, (see below) for which, under the 'grandfathered' US GAAP applied under IFRS for Jackson's insurance assets and liabilities, the measurement basis gives rise to a muted impact of current period market movements (ie they are relatively insensitive to the effect of current period equity market and interest rate changes);

–
A portion of the fee assessments as well as claim payments, in respect of guarantee liabilities; and

–
Related amortisation of deferred acquisition costs for each of the above items.

Embedded derivatives for the 'not for life' portion of GMWB and fixed index annuity business

The 'not for life' portion of GMWB embedded derivative liabilities is measured under the US GAAP basis applied for IFRS in a manner consistent with IAS 39 under which the projected future growth rate of the account balance is based on current swap rates (rather than expected rates of return) with only a portion of the expected future guarantee fees included. Reserve value movements on these liabilities are sensitive to changes to levels of equity markets, implied volatility and interest rates.

Embedded derivatives for variable annuity guarantee minimum income benefit

The GMIB liability, which is substantially fully reinsured, subject to a deductible and annual claim limits, is accounted for in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Subtopic 944-80 Financial Services—Insurance—Separate Accounts (formerly SOP 03-1) under IFRS using 'grandfathered' US GAAP. This accounting basis substantially does not recognise the effects of market movements. As the corresponding reinsurance asset is net settled, it is considered to be a derivative under IAS 39, 'Financial Instruments: Recognition and Measurement', and the asset is therefore recognised at fair value. As the GMIB is economically reinsured, the mark to market element of the reinsurance asset is included as a component of short-term fluctuations in investment returns.

(iii)   Other derivative value movements

The principal example of non-equity based derivatives (for example, interest rate swaps and swaptions) whose value movements are excluded from operating profit, arises in Jackson. Non-equity based derivatives are primarily held by Jackson as part of a broadly-based hedging programme for features of Jackson's bond portfolio (for which value movements are booked in the statement of other comprehensive income rather than the income statement), product liabilities (for which US GAAP accounting as 'grandfathered' under IFRS 4 does not fully reflect the economic features being hedged), and the interest rate exposure attaching to equity-based embedded derivatives.

(iv)  Other US shareholder-financed business

Debt securities

Jackson is the shareholder-backed operation for which the distinction between impairment losses and interest-related realised gains and losses is in practice relevant to a significant extent. Jackson has used the ratings by Nationally Recognised Statistical Ratings Organisations (NRSRO) or ratings resulting from the regulatory ratings detail issued by the National Association of Insurance Commissioners (NAIC) developed by external third parties such as BlackRock Solutions to determine the average annual risk margin reserve to apply to debt securities held to back general account business. Debt securities held to back separate account and reinsurance funds withheld are not subject to risk margin reserve charge. Further details of the risk margin reserve charge, as well as the amortisation of interest-related realised gains and losses, for Jackson are shown in note B1.2 to the consolidated financial statements.

Equity-type securities

As at 31 December 2017, the equity-type securities for US insurance non-separate account operations amounted to £946 million (2016: £1,323 million; 2015: £1,004 million). For these operations, the longer-term rates of return for income and capital applied in the years indicated, which reflect the combination of the average risk-free rates over the year and appropriate risk premiums are as follows:

	2017	2016	2015

Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds	6.1% to 6.5%	5.5% to 6.5%	5.7% to 6.4%
Other equity-type securities such as investments in limited partnerships and private equity funds	8.1% to 8.5%	7.5% to 8.5%	7.7% to 8.4%

(d)   UK and Europe insurance operations

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

The operating result based on longer-term investment returns reflects the impact of value movements on policyholder liabilities for shareholder-backed annuity business within The Prudential Assurance Company Limited (PAC) after adjustments to allocate the following elements of the movement to the category of 'short-term fluctuations in investment returns':

–
The impact on credit risk provisioning of actual upgrades and downgrades during the period;

–
Credit experience compared with assumptions; and

–
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

(ii)   Non-linked shareholder-financed business

For debt securities backing non-linked shareholder-financed business of the UK and Europe insurance operations (other than the annuity business) the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit risk margin reserve charge.

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

Analysis of operating profit based on longer-term investment returns

The following tables analyse Prudential's operating profit based on longer-term investment returns and Prudential's total profit after tax by business segment.

	2017
	Asia	US	UK and Europe	Total segment	Unallocated to a segment (other operations)	Group total

	£m	£m	£m	£m	£m	£m
Analysis of operating profit
Operating profit (loss) based on longer-term investment returns	1,975	2,224	1,378	5,577	(878)	4,699
Short-term fluctuations in investment returns on shareholder-backed business	(1)	(1,568)	(14)	(1,583)	20	(1,563)
Amortisation of acquisition accounting adjustments	(7)	(56)	—	(63)	—	(63)
Profit attaching to the disposal of businesses	—	162	—	162	—	162
Cumulative exchange gain on the sold Korea life business recycled from other comprehensive income	61	—	—	61	—	61

Profit (loss) before tax	2,028	762	1,364	4,154	(858)	3,296

Tax attributable to shareholders						(906)

Profit for the year						2,390

	2016+ £m (AER)
	Asia	US	UK and Europe	Total segment	Unallocated to a segment (other operations)	Group total

Analysis of operating profit
Operating profit (loss) based on longer-term investment returns	1,644	2,048	1,253	4,945	(689)	4,256
Short-term fluctuations in investment returns on shareholder-backed business	(225)	(1,455)	206	(1,474)	(204)	(1,678)
Amortisation of acquisition accounting adjustments	(8)	(68)	—	(76)	—	(76)
Loss attaching to the held for sale Korea life business	(227)	—	—	(227)	—	(227)

Profit (loss) before tax	1,184	525	1,459	3,168	(893)	2,275

Tax attributable to shareholders						(354)

Profit for the year						1,921

	2016+,** £m (CER)
	Asia	US	UK and Europe	Total segment	Unallocated to a segment (other operations)	Group total

Analysis of operating profit
Operating profit (loss) based on longer-term investment return	1,720	2,152	1,253	5,125	(696)	4,429
Short-term fluctuations in investment returns on shareholder-backed business	(237)	(1,529)	206	(1,560)	(204)	(1,764)
Amortisation of acquisition accounting adjustments	(8)	(71)	—	(79)	—	(79)
Profit attaching to the held for sale Korea life business	(244)	—	—	(244)	—	(244)

Profit (loss) before tax	1,231	552	1,459	3,242	(900)	2,342

Tax attributable to shareholders						(360)

Profit for the year						1,982

	2015+ £m (AER)
	Asia	US	UK and Europe	Total segment	Unallocated to a segment (other operations)	Group total

Analysis of operating profit
Operating profit (loss) based on longer-term investment returns	1,286	1,702	1,637	4,625	(656)	3,969
Short-term fluctuations in investment returns on shareholder-backed business	(137)	(424)	(121)	(682)	(73)	(755)
Amortisation of acquisition accounting adjustments	(8)	(68)	—	(76)	—	(76)
Profit attaching to the held for sale Korea life business	56	—	—	56	—	56
Cumulative exchange loss on sold Japan life business	(46)	—	—	(46)	—	(46)

Profit (loss) before tax	1,151	1,210	1,516	3,877	(729)	3,148

Tax attributable to shareholders						(569)

Profit for the year						2,579

	2015+,*** £m (CER)
	Asia	US	UK and Europe	Total segment	Unallocated to a segment (other operations)	Group total

Analysis of operating profit
Operating profit (loss) based on longer-term investment return	1,431	1,921	1,637	4,989	(656)	4,333
Short-term fluctuations in investment returns on shareholder-backed business	(154)	(479)	(121)	(754)	(73)	(827)
Amortisation of acquisition accounting adjustments	(9)	(76)	—	(85)	—	(85)
Profit attaching to the held for sale Korea life business	62	—	—	62	—	62
Cumulative exchange loss on sold Japan life business	(46)	—	—	(46)	—	(46)

Profit (loss) before tax	1,284	1,366	1,516	4,166	(729)	3,437

Tax attributable to shareholders						(621)

Profit for the year						2,816

+
The 2016 and 2015 comparative results have been re-presented from those previously published following reassessment of the Group's operating segments as described in note B1.3 of the consolidated financial statements
**
For 2016, the CER results were calculated using the 2017 average exchange rates.
***
For 2015, the CER results were calculated using the 2016 average exchange rates.

Explanation of Performance and Other Financial Measures

	Actual Exchange Rate			Constant Exchange Rate*,+		Actual Exchange Rate+	Constant Exchange Rate**,+
	2017	2016+	Change	2016	Change	2015	2015

	£m	£m	%	£m	%	£m	£m
Asia
Insurance operationsnote(ii)	1,799	1,503	20%	1,571	15%	1,171	1,303
Asset management	176	141	25%	149	18%	115	128

Total Asia	1,975	1,644	20%	1,720	15%	1,286	1,431

US
Jackson (US insurance operations)note(ii)	2,214	2,052	8%	2,156	3%	1,691	1,908
Asset management	10	(4)	350%	(4)	350%	11	13

Total US	2,224	2,048	9%	2,152	3%	1,702	1,921

UK and Europe
UK and Europe insurance operations:
Long-term businessnote(ii)	861	799	8%	799	8%	1,167	1,167
General insurance commission	17	29	(41)%	29	(41)%	28	28

Total UK and Europe insurance operations	878	828	6%	828	6%	1,195	1,195
UK and Europe asset management	500	425	18%	425	18%	442	442

Total UK and Europe	1,378	1,253	10%	1,253	10%	1,637	1,637

Total segment profit	5,577	4,945	13%	5,125	9%	4,625	4,989

Other income and expenditure(1)	(878)	(689)	27%	(696)	26%	(656)	(656)

Operating profit based on longer-term investment returns before taxnote(i)	4,699	4,256	10%	4,429	6%	3,969	4,333

Non-operating items:
Short-term fluctuations in investment returns on shareholder-backed businessnote(iii)	(1,563)	(1,678)	(7)%	(1,764)	(11)%	(755)	(827)
Amortisation of acquisition accounting adjustments	(63)	(76)	(17)%	(79)	(20)%	(76)	(85)
Profit (loss) attaching to disposal of businesses	162	(227)	n/a	(244)	n/a	56	62
Cumulative exchange gain on the sold Korea life business recycled from other comprehensive income	61	—	n/a	—	n/a	—	—
Cumulative exchange loss on the sold Japan life business recycled from other comprehensive income	—	—	n/a	—	n/a	(46)	(46)

Profit before tax attributable to shareholders	3,296	2,275	45%	2,342	41%	3,148	3,437

Tax charge attributable to shareholders' returns	(906)	(354)	(156)%	(360)	(152)%	(569)	(621)

Profit for the year attributable to shareholders	2,390	1,921	24%	1,982	21%	2,579	2,816

*
For 2016, the CER results were calculated using the 2017 average exchange rates.
**
For 2015, the CER results were calculated using the 2016 average exchange rates.
+
The 2016 and 2015 comparative results have been re-presented from those published previously, following reassessment of the Group's operating segments as described in note B1.3 of the consolidated financial statements.

Notes

(i)
The Group provides supplementary analysis of IFRS profit before tax attributable to shareholders so as to distinguish operating profit based on longer-term investment returns from other elements of total profit. Operating profit based on longer-term investment returns is the basis on which management regularly reviews the performance of Prudential's segments as defined by IFRS 8. Further discussion on the determination of operating profit based on longer-term investment returns is provided in B1.3 to the consolidated financial statements and section "Basis of performance measures" above.

(ii)
The results of the Group's long-term business operations are affected by changes to assumptions, estimates and bases of preparation. Where applicable, these are described in note B3 to the consolidated financial statements.
(iii)
Short-term fluctuations in investment returns on shareholder-backed business comprise:

	Actual exchange rate
	2017	2016	2015

	£m	£m	£m
Asia	(1)	(225)	(137)
US	(1,568)	(1,455)	(424)
UK and Europe*	(14)	206	(121)
Other operations*	20	(204)	(73)

Total	(1,563)	(1,678)	(755)

  *
  The 2016 and 2015 comparative results have been re-presented from those published previously, following reassessment of the Group's operating segments as described in note B1.3 of the consolidated financial statements.

Further details on the short-term fluctuations in investment returns are provided below under 'Short-term fluctuations in investment returns' and also in note B1.2 in the consolidated financial statements.

Earnings per share

	Actual exchange rate			Constant exchange rate		Actual exchange rate
	2017	2016	Change	2016	Change	2015

	pence	pence	%	pence	%	pence
Basic earnings per share based on operating profit after tax	145.2	131.3	11	136.8	6	124.6
Basic earnings per share based on total profit after tax	93.1	75.0	24	77.4	20	101.0

Prudential's financial performance in 2017 has resulted in all of our 2017 financial objectives being met. Our progress across our KPIs reflects the benefits of our focus on driving growth in high-quality, recurring health and protection and fee business across our geographies, products and distribution channels.

Performance was broad-based across our business units, led by our Asia businesses which delivered double digit growth in operating profit based on longer-term investment returns3 (up 15 per cent). Asia achieved its 2017 financial objectives, demonstrating successful execution of its strategy, focusing on diversified recurring premium business, at scale. In the US, we saw good growth in fee income, driven by positive net inflows and favourable equity market conditions, which outweighed the expected reduction in the contribution from spread income.

During 2017 we combined M&G and our UK and Europe life business to form M&G Prudential. M&G Prudential asset management delivered record external net inflows of £17.3 billion, with overall assets under management2 at a new high of £351 billion at the end of 2017. We are making good progress in delivering our merger and transformation programme, and remain on track to deliver our previously announced savings by the end of 2022.

Sterling continued to strengthen against most of the currencies in our major international markets over 2017. However, on an average basis, sterling exchange rates remain lower than 2016, contributing to a positive effect on the translation of results from our non-sterling operations in 2017. If sterling exchange rates remain at or above end 2017 levels over the remainder of 2018, this will act to depress our results on translation of our non-sterling operations in 2018 compared with 2017. To aid comparison of underlying progress, we continue to express and comment on the performance trends in our Asia and US operations on a constant currency basis.

Our performance in 2017 was also supported by favourable equity markets, which lifted average investment balances on which we earn fees. During the year the S&P 500 index increased 19 per cent, the FTSE 100 index 8 per cent and the MSCI Asia excluding Japan index 39 per cent. Long-term yields showed little movement in 2017 and therefore have had no material impact on 2017 performance versus 2016.

The key financial highlights in 2017 were as follows:

•
Asset management net inflows reached record levels, with M&G Prudential asset management reporting external net inflows of £17.3 billion (2016: net outflows of £8.1 billion) reflecting growth across its wholesale/direct and institutional businesses, and Eastspring delivering external net inflows of £3.1 billion (excluding money market funds) (2016: £1.8 billion on an actual exchange rate basis).

•
Operating profit based on longer-term investment returns(3) was 6 per cent higher at £4,699 million (10 per cent higher on an actual exchange rate basis). Operating profit from our Asia business grew by 15 per cent to £1,975 million, reflecting continued business momentum. In the US, operating profit increased by 3 per cent, reflecting mainly growth in fee income on higher asset balances, which outweighed the anticipated reduction in spread earnings. In the UK, M&G Prudential's total operating profit was 10 per cent higher than the prior year reflecting 6 per cent growth in the insurance business, with core(4) life operating profit stable at £597 million, and record asset management profit of £500 million resulting from the positive impact on earnings of net fund inflows, supportive markets and higher performance fees.

•
Total IFRS post tax profit was up 21 per cent at £2,390 million (24 per cent on an actual exchange rate basis). Total profit includes the impact of short-term fluctuations in financial assets held to back the commitments that we have made to our customers, and the related liabilities, and are reported outside the operating result which is based on longer-term investment return assumptions. In 2017 these principally arose within Jackson as discussed later in the report. Total profit after tax includes the impact of the US tax reform, which generated a charge of £445 million from the re-measurement of US net deferred tax balances following the reduction in the corporate income tax rate. Reflecting this post-tax profit, Group IFRS shareholders' equity was 10 per cent higher at £16.1 billion.

•
Group shareholders' Solvency II capital surplus(5) was estimated at £13.3 billion at 31 December 2017, equivalent to a cover ratio of 202 per cent(6) (1 January 2017: £12.5 billion, 201 per cent). The improvement in the period reflects the continuing strength of the Group's operating capital generation in excess of growing dividend payments to shareholders.

•
Full year ordinary dividend increased by 8 per cent to 47 pence per share, reflecting our 2017 performance and our confidence in the future prospects of our Group.

Operating profit based on longer-term investment returns

2017 total operating profit increased by 6 per cent (10 per cent on an actual exchange rate basis) to £4,699 million, with increased contributions from all of our core business units.

2017 compared with 2016 (CER)

Asia total operating profit of £1,975 million was 15 per cent higher than the previous year (20 per cent on an actual exchange rate basis). Operating profit from life insurance operations increased 15 per cent to £1,799 million (20 per cent on an actual exchange rate basis), reflecting the continued growth of our in-force book of recurring premium business, with renewal insurance premiums(7) reaching £11.6 billion (2016: £9.5 billion on a constant exchange rate basis). Insurance margin was up 21 per cent, reflecting our continued focus on health and protection business. At a country level, we have seen improvement in all of our markets, with double-digit growth in operating profit based on longer-term investment return in eight out of 12, led by Hong Kong and China (both increasing 38 per cent). Including money market funds and the assets managed for internal life operations, Eastspring's total assets under management increased to £138.9 billion (2016: £117.9 billion on an actual exchange rate basis), while the cost-income ratio was stable at 56 per cent (2016: 56 per cent), driving an 18 per cent increase in operating profit to £176 million (2016: £149 million).

US total operating profit at £2,224 million increased by 3 per cent (9 per cent increase on an actual exchange rate basis), reflecting increased profit from our variable annuity business. US equity markets have continued to rise in 2017, which together with separate account net asset inflows of £3.5 billion, has led to separate account balances that were on average 17 per cent higher than the prior period. As a result, fee income increased 15 per cent to £2,343 million. Spread-based income decreased 10 per cent, as anticipated, reflecting the impact of lower yields on our fixed annuity portfolio and a reduced contribution from asset duration swaps. We expect these effects to continue to compress spread margins, although continued upwards movements in US yields may help to reduce the speed of the decline.

UK and Europe total operating profit was 10 per cent(3) higher at £1,378 million. Life insurance operating profit increased by 8 per cent to £861 million (2016: £799 million). Within this total, the contribution from our core(4) with-profits and in-force annuity business was £597 million (2016: £601 million), including an increased transfer to shareholders from the with-profits funds of £288 million (2016: £269 million) of which 15 per cent was from PruFund business (2016: 10 per cent). The balance of the life insurance result reflects the contribution from other activities which are not expected to recur to the same extent going forward. This includes, as anticipated, lower operating profit from the sale of annuities of £9 million (2016: £41 million) and a number of other items discussed below. Asset management operating profit increased 18 per cent to £500 million, driven by higher average assets under management and improved performance fees, together with a lower cost-income ratio of 58 per cent (2016: 59 per cent).

We took a number of actions during the year to optimise our asset portfolios and capital position, which generated profit of £276 million (2016: £332 million). Of this amount £31 million related to profit from longevity risk transactions (2016: £197 million) and £245 million from the effect of repositioning the fixed income asset portfolio (2016: £135 million). Favourable longevity assumption changes, reflecting updated actuarial mortality tables, contributed a further £204 million. This was offset partly by an increase of £225 million (2016: £175 million) in the provision related to the potential costs and related potential redress of reviewing internally vesting annuities sold without advice after 1 July 2008. The provision does not include potential insurance recoveries of up to £175 million.

2016 (AER) compared with 2015 (CER based on 2016 exchange rate)

Asia total operating profit of £1,644 million was 15 per cent higher than the previous year (28 per cent on an AER basis). Operating profit from life insurance operations in Asia was 15 per cent higher at £1,503 million (up 28 per cent on an actual exchange rate basis), reflecting our ability to translate top line growth into shareholder value. The performance is underpinned by the recurring premium income nature of our in-force book and the highly diverse nature of our earnings by geography and by source. Insurance income was up 24 per cent (38 per cent on an actual exchange rate basis), reflecting our continued focus on health and protection business. At a country level, we have seen double-digit growth in six markets, led by Hong Kong (up 40 per cent, and 59 per cent on an AER basis), China (up 83 per cent, and 100 per cent on an AER basis) and growth of 15 per cent or more (20 per cent or more on an AER basis) from Malaysia, Thailand, Vietnam and Taiwan. These markets have more than compensated for the impact of lower earnings growth in Indonesia and Singapore, following deliberate actions taken to improve the quality of new business flows. Eastspring's operating profit based on longer-term investment returns increased by 10 per cent (up 23 per cent on an actual exchange rate basis) to £141 million, reflecting the positive effect on average assets under management of favourable market movements and £2.2 billion net inflows in the second half of the year. Although a shift in the mix of assets away from higher-margin equity funds has moderated the overall revenue margin, scale efficiencies have resulted in an improvement in the cost-income ratio to 56 per cent (2015: 58 per cent).

US total operating profit of £2,048 million was 7 per cent higher than the previous year (20 per cent increase on an AER basis). US life operating profit was 8 per cent higher at £2,052 million (up 21 per cent on an actual exchange rate basis), reflecting the resilient performance of Jackson's franchise in an environment of market volatility and sector wide disruption following the announcement of the Department of Labor's fiduciary duty rule in April 2016. Average separate account balances increased by 5 per cent (17 per cent on an AER basis), resulting in a 3 per cent rise in fee income (16 per cent on an AER basis), while the result also benefited from scale efficiencies. As expected, lower yields in the year have impacted spread income, which decreased by 5 per cent (increased by 8 per cent on an AER basis).

UK and Europe total operating profit of £1,253 million was 23 per cent lower than the previous year. UK and Europe life operating profit declined by 32 per cent to £799 million (2015: £1,167 million). Within this total, the contribution from our core in-force with-profits and annuity business was £601 million (2015: £644 million), including an unchanged transfer to shareholders from the with-profits funds of £269 million. The balance of the result reflects the contribution from other activities which are either non-core or are not expected to recur to the same extent going forward. Profit from new annuity business reduced from £123 million in 2015 to £41 million, as we scaled down our participation in the annuity market. In response to the volatile investment market environment during 2016, we took a number of asset and liability actions to improve the solvency position of our UK life operations and further mitigate market risk, generating combined profits of £332 million (2015: £400 million). Of this amount, £197 million related to profit from longevity reinsurance transactions (2015: £231 million) and £135 million (2015: £169 million) from the effect of repositioning the fixed income asset portfolio. In response to the findings of the FCA's thematic review of non-advised annuity sales practices, the UK business will review internally vesting annuities sold without advice after 1 July 2008. Reflecting this, the UK life 2016 result includes a provision of £175 million for the cost of this review and related potential redress. The provision does not include potential insurance recoveries of up to £175 million. Asset management operating profit based on longer-term investment returns declined by 4 per cent to £425 million (2015: £442 million), reflecting the impact on revenues of lower average assets under management during the year, following the net outflows experienced since the second quarter of 2015. As these net outflows were primarily from the higher margin retail business, they had a disproportionately adverse impact on earnings. The same dynamics have seen the cost-income ratio move up 2 percentage points to 59 per cent.

Life insurance profit drivers

The increase in our operating profit levels reflects the growth in the scale of our operations, driven primarily by positive business flows. We track the progress that we make in growing our life insurance business by reference to the scale of our obligations to our customers, which are referred to in the financial statements as policyholder liabilities. Each year these increase as we write new business and collect regular premiums from existing customers and decrease as we pay claims and policies mature. The overall scale of these policyholder liabilities is relevant in the evaluation of our profit potential in that it reflects, for example, our ability to earn fees on the unit-linked element and indicates the scale of the insurance element, another key source of profitability for the Group.

Shareholder-backed policyholder liabilities and net liability flows8

	2017				2016
	Actual exchange rate				Actual exchange rate
	At 1 January	Net liability flows[9]	Market and other movements	At 31 December	At 1 January	Net liability flows[9]	Market and other movements	At 31 December

	£m	£m	£m	£m	£m	£m	£m	£m
Asia	32,851	2,301	2,250	37,402	25,032	2,086	5,733	32,851
US	177,626	3,137	(39)	180,724	138,913	5,198	33,515	177,626
UK and Europe	56,158	(2,721)	2,930	56,367	52,824	(3,646)	6,980	56,158

Total Group	266,635	2,717	5,141	274,493	216,769	3,638	46,228	266,635

Focusing on business supported by shareholder capital, which generates the majority of the life profit, in 2017 net flows into our businesses were overall positive at £2.7 billion driven by our US and Asian operations, as we continue to focus on both retaining our existing customers and attracting new business to drive long-term value creation. In the UK our shareholder liabilities includes the run-off of the in-force annuity portfolio following our effective withdrawal from selling new annuity business. This has been more than offset by inflows into the with-profits funds of £3.5 billion. Positive investment markets, offset partly by currency effects as sterling has strengthened over the period, increased liabilities by £5.1 billion. In total, business flows and market movements have increased shareholder-backed policyholder liabilities from £266.6 billion to £274.5 billion.
Policyholder liabilities and net liability flows in with-profits business8,10

	2017				2016
	Actual exchange rate				Actual exchange rate
	At 1 January	Net liability flows[9]	Market and other movements	At 31 December	At 1 January	Net liability flows[9]	Market and other movements	At 31 December

	£m	£m	£m	£m	£m	£m	£m	£m
Asia	29,933	4,574	1,930	36,437	20,934	3,696	5,303	29,933
UK and Europe	113,146	3,457	8,096	124,699	100,069	1,119	11,958	113,146

Total Group	143,079	8,031	10,026	161,136	121,003	4,815	17,261	143,079

Policyholder liabilities in our with-profits business have increased by 13 per cent to £161.1 billion reflecting the growing popularity of our participating funds in Asia and PruFund in the UK, as consumers seek protection from some of the short-term ups and downs of direct stock market investments by using an established smoothing process. Across our Asia and UK operations, net liability flows increased to £8.0 billion. As returns from these funds are smoothed and shared with customers, the emergence of shareholder profit is more gradual. This business, nevertheless, remains an important source of future shareholder value.

Analysis of long-term insurance business pre-tax operating profit based on longer-term investment returns by driver

	Actual exchange rate						Constant exchange rate			Actual exchange rate
	2017			2016			2016			2015
	Operating profit	Average liability	Margin bps	Operating profit	Average liability	Margin bps	Operating profit	Average liability	Margin bps	Operating profit	Average liability	Margin bps

	£m	£m		£m	£m		£m	£m		£m	£m
Spread income	1,108	88,908	125	1,171	83,054	141	1,215	85,266	142	1,153	72,900	158
Fee income	2,603	166,839	156	2,175	139,451	156	2,280	145,826	156	1,888	123,232	153
With-profits	347	136,474	25	317	118,334	27	319	119,170	27	314	106,749	29
Insurance margin	2,271			1,991			2,083			1,671
Margin on revenues	2,286			2,126			2,211			1,822
Expenses:
Acquisition costs	(2,433)	6,958	(35)%	(2,251)	6,320	(36)%	(2,353)	6,574	(36)%	(2,100)	5,466	(38)%
Administration expenses*	(2,297)	261,114	(88)	(1,943)	229,477	(85)	(2,025)	238,392	(85)	(1,656)	203,664	(81)
DAC adjustments	505			390			411			313
Expected return on shareholder assets	229			221			227			224

	4,619			4,197			4,368			3,629
Longevity reinsurance and other management actions to improve solvency	276			332			332			400
Changes in longevity assumption basis	204			—			—			—
Provision for review of past annuity sales	(225)			(175)			(175)			—

Operating profit based on longer-term investment returns	4,874			4,354			4,525			4,029

*
The ratio of acquisition costs is calculated as a percentage of APE sales including with-profits sales. The acquisition costs include only those relating to shareholders backed business.

We continue to maintain our preference for high-quality sources of income such as insurance margin from life and health and protection business and fee income. We favour insurance margin because it is relatively insensitive to the equity and interest rate cycle and prefer fee income to spread income because it is more capital-efficient. In line with this approach, on a constant exchange rate basis, insurance margin has increased by 9 per cent (up 14 per cent on an actual exchange rate basis) and fee income by 14 per cent (up 20 per cent on an actual exchange rate basis), while spread income decreased by 9 per cent (down 5 per cent on an actual exchange rate basis). Administration expenses increased to £2,297 million (2016: £2,025 million) as the business continues to expand. The expense margin has grown from 85 basis points to 88 basis points reflecting the continued increase in US producers selecting asset-based commissions which are treated as an administrative expense in this analysis.Refer to section I(a) within the "Additional unaudited financial information" for further information on operating profit based on longer-term investment returns by driver.

Asset management profit drivers

Movements in asset management operating profit are also influenced primarily by changes in the scale of these businesses, as measured by funds managed on behalf of external institutional and retail customers and our internal life insurance operations.

Asset management external funds under management11,12

	2017				2016
	Actual exchange rate				Actual exchange rate
	At 1 January	Net flows	Market and other movements	At 31 December	At 1 January	Net flows	Market and other movements	At 31 December

	£m	£m	£m	£m	£m	£m	£m	£m
UK and Europe	136,763	17,337	9,755	163,855	126,405	(8,090)	18,448	136,763
Asia[13]	38,042	3,141	5,385	46,568	30,281	1,835	5,926	38,042

Total asset management	174,805	20,478	15,140	210,423	156,686	(6,255)	24,374	174,805

Total asset management (including MMF)	182,519	21,973	15,248	219,740	162,692	(5,852)	25,679	182,519

2017 compared with 2016 (CER)

In 2017, average assets under management in our asset management businesses in the UK and Asia benefited from positive net inflows of assets and favourable markets, driving higher fee revenues. Reflecting this, operating profit derived from asset management activities in M&G Prudential increased by 18 per cent to £500 million and in Eastspring by 18 per cent (up 25 per cent on an actual exchange rate basis) to £176 million.

M&G Prudential's external assets under management have benefited from a record level of net inflows, reflecting improvement in investment performance and supportive markets. External asset management net inflows totalled £17.3 billion (2016: net outflows of £8.1 billion), with significant contributions from European investors in the Optimal Income Fund, Global Floating Rate High Yield Fund and multi-asset range, and from institutional clients, notably within our public debt, illiquid credit strategies and infrastructure equity funds. External assets under management increased 20 per cent to £163.9 billion during the year. Internal assets benefiting from PruFund sales and favourable markets increased 7 per cent, taking total M&G Prudential assets under management to £350.7 billion (2016: £310.8 billion).

Eastspring also attracted good levels of external net inflows during the year across its equity, fixed income and balanced fund range, totalling £3.1 billion, excluding money market funds (2016: £1.8 billion on an actual exchange rate basis). Overall external assets under management increased by 22 per cent to £46.6 billion. Combined with higher internal assets under management and money market funds lifted Eastspring's total assets under management to £138.9 billion.

2016 (AER) vs 2015 (CER based on 2016 exchange rates)

M&G Prudential asset management business's external assets under management at 31 December 2016 were 8 per cent higher than a year ago at £136.8 billion, benefitting from positive investment market movements, particularly in the second half of the year and a return to positive net flows for retail business in the fourth quarter of £942 million. Including the assets managed for internal life operations, M&G Prudential asset management business's total assets under management rose to £264.9 billion (2015: £246.1 billion).

Eastspring investment's external assets under management at 31 December 2016 increased to £38.0 billion (31 December 2015: £30.3 billion). Including money market funds and the assets managed for internal life operations, Eastspring Investment's total assets under management rose to a record £117.9 billion (2015: £89.1 billion).

Other income and expenditure and restructuring costs1

Higher interest costs following the debt issued in 2016 and 2017, and restructuring costs of £103 million, as the business invests for the future, including UK and Europe infrastructure, contributed to an increase in net central expenditure of £139 million to £878 million (2016: £732 million on an actual exchange rate basis).

Non-operating items1

2017 compared with 2016 (CER)

Non-operating items consist of short-term fluctuations in investment returns on shareholder-backed business of negative £1,563 million (2016: negative £1,764 million), the results attaching to disposal of businesses of £223 million (2016: negative £244 million), and the amortisation of acquisition accounting adjustments of negative £63 million (2016: negative £79 million) arising mainly from the REALIC business acquired by Jackson in 2012. The profit attributable to disposal of businesses relates to amounts in respect of the Korea life business sold in 2017 and the disposal of the US broker-dealer network in August 2017.

2016 (AER) compared with 2015 (CER based on 2016 exchange rates)

The result of the held for sale Korea business, a loss of £227 million, comprises both the write down of the IFRS net assets to sales proceeds (net of costs) and the profits for the year. The comparative profits for the year have been similarly reclassified as non-operating for consistency of presentation. Other non-operating items of negative £76 million mainly represent the amortisation of acquisition accounting adjustments arising principally on the acquisition of the REALIC business in 2012 (2015: negative £85 million on a constant exchange rate basis). Additionally, 2015 non-operating items included a loss of £46 million from the recycling of exchange losses on the sale of the Japan business.

Short-term fluctuations in investment returns on shareholder-backed business represent the most significant component of non-operating items and are discussed further below.

Short-term fluctuations in investment returns on shareholder-backed business

Operating profit is based on longer-term investment return assumptions. The difference between actual investment returns recorded in the income statement and the assumed longer-term returns is reported within short-term fluctuations in investment returns.

2017

In 2017, the total short-term fluctuations in investment returns on shareholder-backed business were negative £1,563 million and comprised negative £1 million for Asia, negative £1,568 million in the US, negative £14 million in the UK and positive £20 million in other operations.

In the US, Jackson provides certain guarantees on its annuity products, the value of which would rise typically when equity markets fall and long-term interest rates decline. Jackson includes the expected cost of hedging when pricing its products and charges fees for these guarantees which are used, as necessary, to purchase downside protection in the form of options and futures to mitigate the effect of equity market falls, and swaps and swaptions to cushion the impact of declines in long-term interest rates. Under IFRS, accounting for the movement in the valuation of these derivatives, which are all fair valued, is asymmetrical to the movement in guarantee liabilities, which are not fair valued in all cases. Jackson designs its hedge programme to protect the capital and economics of the business from large movements in investment markets and accepts the variability in accounting results. The negative short-term fluctuations in investment returns on shareholder-backed business of £1,568 million in the year are attributable mainly to the net value movement in the period of the hedge instruments held to manage market exposures and reflect the positive equity market performance in the US during the period.

2016

In 2016, the total short-term fluctuations in investment returns were negative £1,678 million and comprised negative £225 million for Asia, negative £1,455 million in the US, positive £206 million in the UK and negative £204 million in other operations.

The Asia negative £225 million short-term fluctuations principally reflected the net impact of changes in interest rates and equity markets across the region.

US negative short-term fluctuations of £1,455 million in the year mainly reflect the effect of the increase in equity markets on net value movements on the guarantees and associated derivatives with the S&P 500 index closing at 10 per cent higher than at the start of the year. While the resulting negative mark-to-market movements on these hedging instruments are recorded in 2016, the related increases in fee income that arise from the higher asset values managed, will be recognised and reported in future years.

The UK non-operating profit of positive £206 million mainly reflects gains on bonds backing annuity capital and shareholders' funds following the 70bps fall in 15-year UK gilt yields in 2016.

The negative short-term fluctuations in investment returns for other operations of negative £204 million (2015: negative £73 million) include unrealised value movements on financial instruments.

2015

In 2015, the total short-term fluctuations in investment returns were negative £755 million, comprising negative £137 million for Asia, negative £424 million in the US, negative £121 million in the UK and Europe and negative £73 million in other operations.

In Asia, the negative short-term fluctuations of £137 million reflected net unrealised losses on fixed income securities, primarily due to rises in bond yields.

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

Negative short-term fluctuations of £121 million in the UK reflected net unrealised losses on fixed income assets supporting the excess capital held within the shareholder-backed annuity business following a rise in interest rates during the year.

IFRS effective tax rates

In 2017, the effective tax rate on operating profit based on longer-term investment returns was 21 per cent, which is unchanged from 2016 (21 per cent, 2015: 20 per cent).

The 2017 effective tax rate on the total IFRS profit was 27 per cent (2016: 16 per cent, 2015: 18 per cent), reflecting the inclusion of a £445 million one-off charge on the re-measurement of US deferred tax balances using a rate of 21 per cent (previously 35 per cent) following the enactment in December

2017 of a comprehensive US tax reform package. Excluding this one-off charge, the 2017 effective tax rate would have been 14 per cent.

In addition to the impact on the IFRS profit, the re-measurement of US deferred tax balances also resulted in a separate benefit of £134 million recognised in other comprehensive income, in relation to changes to deferred tax on cumulative unrealised gains (net of DAC) on bonds which are taken directly through other comprehensive income.

The main driver of the Group's effective tax rate is the relative mix of the profits between jurisdictions with higher tax rates (such as Indonesia and Malaysia), jurisdictions with lower tax rates (such as Hong Kong and Singapore), and jurisdictions with rates in between (such as the UK, and now from 2018, the US).

Once the US tax changes are fully reflected, we would expect a favourable impact on the Group's effective tax rate. The US operating profit effective tax rate is expected to be circa 18 per cent (previously 28 per cent), and the overall Group operating profit effective tax rate is likely to settle in the range of 16 per cent to 18 per cent.

Total tax contribution

The Group continues to make significant tax contributions in the jurisdictions in which it operates, with £2,903 million remitted to tax authorities in 2017. This was similar to the equivalent amount of £2,887 million in 2016 and lower than the equivalent amount of £3,004 million in 2015.

Tax strategy

In May 2017 the Group published its tax strategy, which in addition to complying with the mandatory UK (Finance Act 2016) requirements, also included a number of additional disclosures, including a breakdown of revenues, profits and taxes for all jurisdictions where more than £5 million tax was paid. This disclosure was included as a way of demonstrating that our tax footprint (ie where we pay taxes) is consistent with our business footprint. An updated version of the tax strategy, including 2017 data, will be available on the Group's website before 31 May 2018.

Group and holding company cash flows

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

Cash remitted to the corporate centre in 2017 amounted to £1,788 million, driven by higher remittances from Asia. For the first time, our Asia business unit is the largest contributor14 to cash in the Group, demonstrating the quality and scale of its growth. Jackson made sizeable remittances of £475 million. The remittance from M&G Prudential of £643 million was 9 per cent higher than the combined remittance in 2016. Prudential Capital contributed a further £25 million.

Cash remitted to the Group in 2017 was used to meet central costs of £470 million (2016: £416 million) and pay the 2016 second interim and 2017 first interim dividends respectively. These movements and other corporate cash flows, including a net reduction in core structural borrowings and the impact of currency movements, led to holding company cash decreasing from £2,626 million to £2,264 million over 2017.

Capital position, financing and liquidity

Capital position

Analysis of movement in Group shareholder Solvency II surplus15

	2017	2016

	£bn	£bn
Solvency II surplus at 1 January	12.5	9.7
Operating experience	3.6	2.7
Non-operating experience (including market movements)*	(0.6)	(1.1)
Other capital movements:
Subordinated debt (redemption) / issuance	(0.2)	1.2
Foreign currency translation impacts	(0.7)	1.6
Dividends paid	(1.2)	(1.3)
Model changes	(0.1)	(0.3)

Estimated Solvency II surplus at 31 December	13.3	12.5

*
2017 includes a £(0.6) billion reduction in deferred tax assets following US tax reform.

The high quality and recurring nature of our operating capital generation and our disciplined approach to managing balance sheet risk has resulted in an increase in the Group's shareholders' Solvency II capital surplus which is estimated at £13.3 billion5,6, at 31 December 2017 (equivalent to a solvency ratio of 202 per cent), compared with £12.5 billion (201 per cent) at 31 December 2016. In 2017 we generated £3.6 billion of operating capital. This was offset by dividends to shareholders, net repayment of subordinated debt, adverse foreign currency effects and the £0.6 billion reduction in statutory deferred tax asset following US tax reform.

Prudential has been designated as a Global Systemically Important Insurer (G-SII) and is monitoring and engaging with the PRA on the development and potential impact of the policy measures associated with such a designation.

Local statutory capital

All of our subsidiaries continue to hold appropriate capital levels on a local regulatory basis. In the UK, at 31 December 2017 The Prudential Assurance Company Limited and its subsidiaries16 had an estimated Solvency II shareholder surplus17 of £6.1 billion (equivalent to a cover ratio of 178 per cent) and a with-profits surplus18 of £4.8 billion (equivalent to a cover ratio of 201 per cent). In the US, following the enactment in December 2017 of a comprehensive reform package, a £628 million reduction in the level of the statutory net admitted deferred tax asset more than offset operational capital formation, resulting in a Risk Based Capital ratio of 409 per cent (2016: 485 per cent).

Debt portfolio

The Group continues to maintain a high-quality defensively positioned debt portfolio. Shareholders' exposure to credit is concentrated in the UK annuity portfolio and the US general account, mainly attributable to Jackson's fixed annuity portfolio. The credit exposure is well diversified and 98 per cent of our UK portfolio and 97 per cent of our US portfolio are investment grade19. During 2017, default losses were minimal and reported impairments across the UK and US portfolios were £2 million (2016: £35 million).

Financing and liquidity

Shareholders' net core structural borrowings and ratings

	31 December
	2017	2016

	£m	£m
Total borrowings of shareholder-financed operations	6,280	6,798
Less: Holding company cash and short-term investments	(2,264)	(2,626)

Net core structural borrowings of shareholder-financed operations	4,016	4,172

Gearing ratio*	20%	22%

*
Net core structural borrowings as proportion of IFRS shareholders' funds plus net debt, as set out in note II(d) of the Additional unaudited financial information.

The Group had central cash resources of £2.3 billion at 31 December 2017 (31 December 2016: £2.6 billion). Total core structural borrowings reduced by £0.5 billion, from £6.8 billion to £6.3 billion, with the issue of US$750 million (£547 million at 31 December 2017) 4.875 per cent tier 2 perpetual subordinated debt in October 2017 being more than offset by the redemption of US$1 billion (£741 million at 31 December 2017) 6.5 per cent tier 2 perpetual subordinated debt in December 2017.

In addition to its net core structural borrowings of shareholder-financed operations set out above, the Group also has access to funding via the money markets and has in place an unlimited global commercial paper programme. As at 31 December 2017, we had issued commercial paper under this programme totalling US$650 million, to finance non-core borrowings.

Prudential's holding company currently has access to £2.6 billion of syndicated and bilateral committed revolving credit facilities provided by 19 major international banks, expiring in 2022. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 31 December 2017. The medium-term note programme, the US shelf programme (platform for issuance of SEC registered public bonds in the US market), the commercial paper programme and the committed revolving credit facilities are all available for general corporate purposes and to support the liquidity needs of Prudential's holding company and are intended to maintain a flexible funding capacity.

Movement in Shareholders' Funds

The following table sets forth a summary of the movement in Prudential's IFRS shareholders' funds for 2017 and 2016:

Shareholders' funds

	2017	2016

	£m	£m
Profit after tax for the year[20]	2,389	1,921
Exchange movements, net of related tax	(409)	1,161
Cumulative exchange gain of Korea life business recycled to profit and loss account	(61)	—
Unrealised gains and losses on Jackson fixed income securities classified as available for sale[21]	486	31
Dividends	(1,159)	(1,267)
Other	175	(135)

Net increase in shareholders' funds	1,421	1,711
Shareholders' funds at 1 January	14,666	12,955

Shareholders' funds at 31 December	16,087	14,666

Shareholders' value per share[22]	622p	568p

Return on shareholders' funds[23]	25%	26%

Group IFRS shareholders' funds at 31 December 2017 increased by 10 per cent to £16.1 billion (31 December 2016: £14.7 billion on an actual exchange rate basis), driven by the strength of the operating result, offset by dividend payments of £1,159 million. During the period, UK sterling has strengthened relative to the US dollar and various Asian currencies. With approximately 50 per cent of the Group's IFRS net assets denominated in non-sterling currencies, this generated a negative exchange rate movement on the net assets in the period. In addition, the moderate decline in US long-term interest rates between the start and the end of the reporting period produced unrealised gains on fixed income securities held by Jackson accounted through other comprehensive income.

Corporate transactions

Intention to demerge the Group's UK businesses and sale of £12.0 billion24 UK annuity portfolio

In March 2018, the Group announced its intention to demerge its UK and Europe businesses ('M&G Prudential') from Prudential plc, resulting in two separately-listed companies. On completion of the demerger, shareholders will hold interests in both Prudential plc and M&G Prudential.

In preparation for the UK demerger process, and to align the ownership of the Group's businesses with their operating structures, Prudential plc intends to transfer the legal ownership of its Hong Kong insurance subsidiaries from The Prudential Assurance Company Limited (M&G Prudential's UK regulated insurance entity) to Prudential Corporation Asia Limited, which is expected to complete by the end of 2019.

M&G Prudential agreed in March 2018 to the sale of £12.0 billion24 of its shareholder annuity portfolio to Rothesay Life. Under the terms of the agreement, M&G Prudential has reinsured £12.0 billion24 of liabilities to Rothesay Life, which is expected to be followed by a Part VII transfer of the portfolio by the end of 2019. The capital benefit of this transaction will be retained within the Group to support the demerger process.

The IFRS liabilities relating to M&G Prudential's total UK shareholder annuity portfolio as at 31 December 2017 were £32.6 billion. The UK annuity business being sold contributed around £140 million towards UK life insurance core4 IFRS operating profit before tax of £597 million in 2017. Total M&G Prudential IFRS operating profit before tax was £1,378 million in 2017.

Based on asset and liability values as at 31 December 2017, the transaction is estimated to give rise to a pre-tax IFRS loss of around £500 million in the first half of 2018, alongside the de-risking being achieved.

Prudential plc's Hong Kong subsidiaries which are subject to legal transfer from The Prudential Assurance Company Limited to Prudential Corporation Asia Limited comprise its life business, Prudential Hong Kong Limited, and its general insurance business, Prudential General Insurance Hong Kong Limited. Hong Kong will continue to be included in the segmental reporting of Asia's IFRS and embedded value results. The transfers will be subject to regulatory approval.

The sale of the UK annuity portfolio and the transfer of Prudential plc's Hong Kong subsidiaries to Asia are expected to complete by the end of 2019. Assuming that these actions had both been completed as at 31 December 2017, the Group's embedded value of £44.7 billion is estimated to reduce by approximately £300 million, reflecting the loss of future profits on the portion of annuity liabilities being sold.

The estimated pro-forma impact on the Group shareholder Solvency II capital position, assuming that these actions had both been completed as at 31 December 2017, is an increase in surplus of £0.3 billion and an increase in the shareholder solvency ratio of 6 percentage points.

Pro-forma estimated Group shareholder Solvency II capital position

	Own Funds	Solvency Capital Requirement	Surplus	Ratio

	£bn	£bn	£bn	%
31 December 2016 as reported	24.8	12.3	12.5	201
31 December 2017 as reported	26.4	13.1	13.3	202
31 December 2017 pro-forma estimate*	26.2	12.6	13.6	208

*
The pro-forma estimate assumes that the partial sale of the UK annuity portfolio and the transfer of Prudential plc's Hong Kong subsidiaries to Asia had both been completed as at 31 December 2017.

On the same basis, the estimated pro-forma impact on the shareholder Solvency II capital position of the UK regulated insurance entity, The Prudential Assurance Company Limited, is provided in the table below. This pro-forma solvency position reflects the reduced risk exposures in the UK insurance entity after the partial annuity sale and Hong Kong transfer.

Pro-forma estimated The Prudential Assurance Company Limited shareholder Solvency II capital position

	Own Funds	Solvency Capital Requirement	Surplus	Ratio

	£bn	£bn	£bn	%
31 December 2016 as reported	12.0	7.4	4.6	163
31 December 2017 as reported	14.0	7.9	6.1	178
31 December 2017 pro-forma estimate*	8.5	5.7	2.8	150

*
The pro-forma estimate assumes that the partial sale of the UK annuity portfolio and the transfer of Prudential plc's Hong Kong subsidiaries to Asia had both been completed as at 31 December 2017. In relation to the sale of the UK annuity portfolio, this estimate includes a £1.3 billion reduction in the Solvency Capital Requirement (SCR) and a £0.2 billion decrease in Own Funds, resulting in an increase in capital surplus of £1.1 billion, of which £0.6 billion is expected to be recognised in the UK capital position as at 30 June 2018 under the reinsurance agreement. In relation to the Hong Kong transfer, the impact on the SCR allows for the release of the Hong Kong business standalone SCR of £2.0 billion, partially offset by the removal of diversification benefits between UK and Hong Kong of £1.1 billion.

2017

Entrance into Nigeria

In July 2017 the Group acquired a majority stake in Zenith Life of Nigeria and formed exclusive bancassurance partnerships with Zenith Bank in Nigeria and Ghana. The acquisition and bancassurance partnerships will see Prudential enter the market in Nigeria, Africa's largest economy, with a population of over 180 million. This expands Prudential's regional platform in Africa following the launch of businesses in Ghana and Kenya in 2014, in Uganda in 2015 and Zambia in 2016.

Disposal of Korea life

In May 2017, the Group completed the sale of the Group's life insurance subsidiary in Korea, PCA Life Insurance Co. Ltd to Mirae Asset Life Insurance Co. Ltd. for KRW170 billion (equivalent to £117 million at 17 May 2017 closing rate).

Disposal of broker-dealer network in the US

In August 2017, the Group, through its subsidiary National Planning Holdings, Inc. ('NPH') sold its US independent broker-dealer network to LPL Financial LLC for an initial purchase price of US$325 million (equivalent to £252 million at 15 August 2017).

2016

Entrance into Zambia

In June 2016 we completed the acquisition of Professional Life Assurance of Zambia, increasing Prudential's insurance business footprint in Africa to four markets. Across Ghana, Kenya, Uganda and now Zambia we are gradually laying the foundations for what we hope will become a meaningful component of the Group in the years to come. Our current focus in these businesses is on growing our distribution; at 31 December we had 1,750 agents and were active in 181 branches of our four local bank partners (three exclusive) across these businesses.

2015

In June 2015, we completed the acquisition of Ugandan company Goldstar Life Assurance and signed a long-term co-operation agreement with Crane Bank of Uganda.

Dividend

The Board has decided to increase the full-year ordinary dividend by 8 per cent to 47 pence per share, reflecting our 2017 financial performance and our confidence in the future prospects of the Group. In line with this, the directors have approved a second interim ordinary dividend of 32.5 pence per share (2016: 30.57 pence per share).

The Group's dividend policy remains unchanged. The Board will maintain focus on delivering a growing ordinary dividend. In line with this policy, Prudential aims to grow the ordinary dividend by 5 per cent per annum. The potential for additional distributions will continue to be determined after taking into account the Group's financial flexibility across a broad range of financial metrics and an assessment of opportunities to generate attractive returns by investing in specific areas of the business.

Notes

1.
Refer to note B1.1 in consolidated financial statements for the breakdown of other income and expenditure and other non-operating items.
2.
Represents M&G Prudential asset management external funds under management and internal funds included on the M&G Prudential long-term insurance business balance sheet.
3.
The 2016 and 2015 comparative results have been re-presented from those published previously, following reassessment of the Group's operating segments as described in note B1.3 of the consolidated financial statements.
4.
Core refers to the underlying profit of the UK and Europe insurance business excluding the effect of, for example, management actions to improve solvency and material assumption changes. Details of these are set out in note I(d) of the Additional unaudited IFRS financial information.
5.
The Group shareholder capital position excludes the contribution to Own Funds and the Solvency Capital Requirement from ring-fenced with-profits funds and staff pension schemes in surplus. The estimated solvency position includes management's calculation of UK transitional measures reflecting operating and market conditions at each valuation date. An application to recalculate the transitional measures as at 31 December 2017 has been approved by the Prudential Regulation Authority.
6.
Before allowing for second interim ordinary dividend.
7.
Gross earned premiums for contracts in second and subsequent years, comprising Asia segment IFRS gross earned premium of £15.7 billion less gross earned premiums relating to new regular and single premiums of £5.7 billion, plus renewal premiums from joint ventures of £1.6 billion, and excluding any amounts relating to the sold Korea life business.
8.
Includes Group's proportionate share of the liabilities and associated flows of the insurance joint ventures and associates in Asia.
9.
Defined as movements in shareholder-backed policyholder liabilities arising from premiums (net of charges), surrenders/withdrawals, maturities and deaths.
10.
Includes Unallocated surplus of with-profits business.
11.
Includes Group's proportionate share in PPM South Africa and the Asia asset management joint ventures.
12.
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
13.
Net inflows exclude Asia Money Market Fund (MMF) inflows of £1,495 million (2016: net inflows £403 million). External funds under management exclude Asia MMF balances of £9,317 million (2016: £7,714 million).
14.
Based on the 2017 operating segments.
15.
The methodology and assumptions used in calculating the Solvency II capital results are set out in note II(e) of the Additional unaudited financial information.
16.
The insurance subsidiaries of The Prudential Assurance Company Limited are Prudential General Insurance Hong Kong Limited, Prudential Hong Kong Limited, Prudential International Assurance plc and Prudential Pensions Limited.
17.
The UK shareholder capital position excludes the contribution to Own Funds and the Solvency Capital Requirement from ring-fenced with-profits funds and staff pension schemes in surplus. The estimated solvency position includes management's calculation of UK transitional measures reflecting operating and market conditions at each valuation date. An application to recalculate the transitional measures as at 31 December 2017 has been approved by the Prudential Regulation Authority.
18.
The estimated solvency position includes management's calculation of UK transitional measures reflecting operating and market conditions at each valuation date. An application to recalculate the transitional measures as at 31 December 2017 has been approved by the Prudential Regulation Authority.
19.
Based on hierarchy of Standard and Poor's, Moody's and Fitch, where available and if unavailable, internal ratings have been used.
20.
Excluding profit for the year attributable to non-controlling interests.
21.
Net of related charges to deferred acquisition costs and tax.
22.
Closing shareholders' funds divided by issued shares, as set out in note II(d) of the Additional unaudited financial information.
23.
Operating profit after tax and non-controlling interests as percentage of opening shareholders' funds, as set out in note II(b) of the Additional unaudited financial information.
24.
Relates to £12.0 billion of IFRS shareholder annuity liabilities, valued as at 31 December 2017.

Explanation of Movements in Profits before Shareholder Tax
by Nature of Revenue and Charges

The following table shows Prudential's consolidated total revenue and consolidated total charges for the years presented:

	Actual Exchange Rate
	2017	2016	2015

	£m	£m	£m
Gross premiums earned(a)	44,005	38,981	36,663
Outward reinsurance premiums	(2,062)	(2,020)	(1,157)

Earned premiums, net of reinsurance	41,943	36,961	35,506
Investment return(b)	42,189	32,511	3,304
Other income	2,430	2,370	2,495

Total revenue, net of reinsurance	86,562	71,842	41,305

Benefits and claims	(71,854)	(60,948)	(30,547)
Outward reinsurers' share of benefit and claims	2,193	2,412	1,389
Movement in unallocated surplus of with-profits funds	(2,871)	(830)	(498)

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance(c)	(72,532)	(59,366)	(29,656)
Acquisition costs and other expenditure(d)	(10,165)	(8,848)	(8,208)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(425)	(360)	(312)
Disposal of Korea life business:
Cumulative exchange gain recycled from other comprehensive income	61	—	—
Remeasurement adjustments	5	(238)	—
Gain on disposal of other businesses	162	—	—
Disposal of Japan life business—cumulative exchange loss recycled from other comprehensive income	—	—	(46)

Total charges, net of reinsurance and gain (loss) on disposal of businesses	(82,894)	(68,812)	(38,222)

Share of profits from joint ventures and associates, net of related tax	302	182	238

Profit before tax (being tax attributable to shareholders' and policyholders' returns)*	3,970	3,212	3,321
Less tax charge attributable to policyholders' returns	(674)	(937)	(173)

Profit before tax attributable to shareholders	3,296	2,275	3,148

Total tax charge attributable to policyholders and shareholders	(1,580)	(1,291)	(742)
Adjustment to remove tax charge attributable to policyholders' returns	674	937	173

Tax charge attributable to shareholders' returns	(906)	(354)	(569)

Profit for the year	2,390	1,921	2,579

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

(a)   Gross premiums earned

	Year ended 31 December
	2017	2016	2015

	£m	£m	£m
Asia	15,688	14,006	10,814
US	15,164	14,685	16,887
UK and Europe	13,126	10,290	8,962
Unallocated to a segment	27	—	—

Total	44,005	38,981	36,663

Gross premiums earned for insurance operations totalled £44,005 million in 2017, up 13 per cent from £38,981 million in 2016. The increase of £5,024 million was primarily driven by growth of £2,836 million in the UK and Europe operations , £1,682 million in the Asia operations and £479 million in the US operations.

Gross premiums earned for insurance operations totalled £38,981 million in 2016, up 6 per cent from £36,663 million in 2015. The increase of £2,318 million was driven by growth of £1,328 million in the UK and Europe operations and £3,192 million in the Asia operations, which was partially offset by a decline of £2,202 million in the US operations.

Asia

Gross premiums earned reflect the aggregate of single and recurrent premiums of new business sold in the year and premiums on annual business sold in previous years.

Gross premiums for Asia increased by 12 per cent from £14,006 million in 2016 to £15,688 million in 2017 on an actual exchange rate basis. Excluding the impact of exchange translation, gross earned premiums in Asia increased by 7 per cent from 2016 to 2017, from £14,691 million on a constant exchange rate in 2016 to £15,688 million in 2017. The growth in earned premiums reflects the continued growth of our in-force recurring premium business.

Our focus on quality is undiminished with regular premium contracts accounting for majority of the sales and driven by a health and protection focus. This focus provides a high level of recurring income and an earnings profile that is significantly less correlated to investment markets.

In Hong Kong, in 2017 we continue to focus on driving growth in health and protection business. This targeted shift to higher margin, but lower case size protection business, aligned with the de-emphasis of broker sales and the expected moderation in the level of sales from Mainland China has resulted in a reduction in Hong Kong sales of new business but its overall gross premiums earned have increased year on year from the increase in in-force recurring premium reflecting the higher level of new business sales in recent years.

Outside Hong-Kong, sales were up. In China, there were higher sales and a significant uplift in regular premium health and protection business from our increased scale and productivity in the agency channel, as well as a positive contribution from our bancassurance partners. In Singapore, sales grew, reflecting growth across both agency and bancassurance channels. Indonesia reflected a more stable sales performance than in recent years.

Gross premiums for Asia increased by 30 per cent from £10,814 million in 2015 to £14,006 million in 2016. Excluding the impact of exchange translation, gross premiums in Asia increased by 16 per cent from 2015 to 2016, from £12,067 million on a constant exchange rate in 2015 to £14,006 million in 2016. The growth in the premiums reflected increases for both the new business sold in the year and premiums on annual business sold in previous years. Sales of new business in the region grew which reflected strong sales progression in the agency channel, as we continued to drive improvements in productivity and invest in recruitment initiatives to underpin future sales prospects. The fourth quarter of 2016 saw an acceleration in the positive trends observed earlier in 2016, with 8 of our markets in the region seeing considerable growth.

United States

Gross premiums increased by 3 per cent from £14,685 million in 2016 to £15,164 million in 2017 on an actual exchange rate basis. Excluding the impact of exchange translation, gross premiums in the US decreased by 2 per cent from £15,434 million on a constant exchange rate in 2016 to £15,164 million in 2017. Uncertainty regarding the application and implementation of the US Department of Labor Fiduciary Duty Rule has led to continued pressure on industry sales in 2017 which were down 11 per cent over the first nine months of the year. Despite this, Jackson's variable annuity sales increased marginally, with the economics on new business in variable annuities remaining extremely attractive, with high internal rates of return and short payback periods. Net inflows into Jackson's separate account asset balances, which drive fee-based earnings on variable annuity business, remained positive at £3.5 billion. The marginal increase in the variable annuity sales was more than offset by decreases in the sales of fixed annuity and fixed index annuity.

Gross premiums decreased by 13 per cent from £16,887 million in 2015 to £14,685 million in 2016 on an actual exchange rate basis. Excluding the impact of exchange translation, gross premiums in the US decreased by 23 per cent from £19,053 million on a constant exchange rate in 2015 to £14,685 million in 2016. In the US, uncertainty following the announcement of the Department of Labor's fiduciary duty rule on the distribution of retirement market products has contributed to a marked decline of 22 per cent in industry sales of variable annuities. Jackson's sales from all variable annuity products were also lower as a result. Notwithstanding this reduction in sales, net inflows into Jackson's separate account asset balances, which drive fee-based earnings on variable annuity business, remained positive at £4.4 billion.

UK and Europe

Gross premiums for UK and Europe life business increased by 28 per cent from £10,290 million in 2016 to £13,126 million in 2017, mainly due to our on-going strategy of extending customer access to PruFund's with-profits investment option via additional product wrappers which continues to drive growth. We have seen notable success with the build out of PruFund through individual pensions, income drawdown and ISAs. Reflecting this performance, total PruFund assets under management of £35.9 billion as at 31 December 2017 were 46 per cent higher than at the start of the year.

Gross premiums for UK and Europe increased by 15 per cent from £8,962 million in 2015 to £10,290 million in 2016, mainly due to our strategy of extending customer access to PruFund's with-profits investment option via additional product wrappers continues to drive growth in sales. In the low interest rate environment, consumers were attracted to PruFund's smoothed multi-asset fund returns and the financial security attaching to its strong capitalisation. Notable success was seen with the build out of PruFund through individual pensions, income drawdown and ISAs. Reflecting this strong performance, total PruFund assets under management of £24.7 billion as at 31 December 2016 were 50 per cent higher than at the start of the year. Despite this increase, sales from new annuity business reduced from £123 million in 2015 to £41 million in 2016, as we scaled down our participation in the annuity market.

(b)   Investment return

	Year ended 31 December
	2017	2016*	2015*

	£m	£m	£m
Asia	8,995	2,917	(296)
US	18,533	7,612	(789)
UK and Europe	14,584	22,095	4,407
Unallocated to a segment and intra-segment elimination	77	(113)	(18)

Total	42,189	32,511	3,304

*
The 2016 and 2015 comparative results have been re-presented from those previously published following reassessment of the Group's operating segments as described in note B1.3 of the consolidated financial statements.

Investment return principally comprises interest income, dividends, investment appreciation/depreciation (realised and unrealised gains and losses) on investments designated as fair value through profit and loss and realised gains and losses, including impairment losses, on securities designated as amortised cost and available-for-sale. Movements in unrealised appreciation/depreciation of Jackson's debt securities designated as amortised cost and available-for-sale are not reflected in investment return but are recorded in other comprehensive income.

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

	2017	2016*	2015*

	£m	£m	£m
Asia
Policyholder returns
Assets backing unit-linked liabilities	2,720	822	(626)
With-profits business	4,689	1,454	(75)

	7,409	2,276	(701)
Shareholder returns	1,586	641	405

Total	8,995	2,917	(296)

US
Policyholder returns—Assets held to back separate account (unit-linked) liabilities	19,198	7,917	(2,033)
Shareholder returns	(665)	(305)	1,244

Total	18,533	7,612	(789)

UK and Europe
Policyholder returns
Scottish Amicable Insurance Fund (SAIF)	368	874	212
Assets held to back unit-linked liabilities	2,111	3,134	699
With-profits fund (excluding SAIF)	10,108	13,224	3,131

	12,587	17,232	4,042
Shareholder returns	1,997	4,863	365

Total	14,584	22,095	4,407

Unallocated to a segment
Shareholder returns	77	(113)	(18)

Group Total
Policyholder returns	39,194	27,425	1,308
Shareholder returns	2,995	5,086	1,996

Total	42,189	32,511	3,304

*
The 2016 and 2015 comparative results have been re-presented from those previously published following reassessment of the Group's operating segments as described in note B1.3 of the consolidated financial statements.

Policyholder returns

The returns as shown in the table above are delineated between those returns allocated to policyholders and those allocated to shareholders. In making this distinction, returns allocated to policyholders are those from investments in which shareholders have no direct economic interest, namely:

•
Unit-linked business in UK and Europe and in Asia, and Scottish Amicable Insurance Fund (SAIF) in the UK, for which the investment returns are wholly attributable to policyholders;

•
Separate account business of US operations, the investment returns of which are also wholly attributable to policyholders; and

•
With-profits business (excluding SAIF) in UK and Europe and in Asia (in which the shareholders' economic interest, and the basis of recognising IFRS basis profits, is restricted to a share of the actuarially determined surplus for distribution (in the UK 10 per cent)). Except for this surplus the investment returns of the with-profits funds are attributable to policyholders (through the asset-share liabilities) or the unallocated surplus, which is accounted for as a liability under IFRS 4.

The investment returns related to the types of business mentioned above do not impact shareholders' profits directly. However, there is an indirect impact, for example, investment-related fees or the effect of investment returns on the shareholders' share of the cost of bonuses of with-profits funds.

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

Shareholder returns

For shareholder-backed non-participating business of UK and Europe operations (comprising its shareholder-backed annuity and other non-linked non-participating business) and of the Asia operations, the investment returns are not directly attributable to policyholders and therefore, impact shareholders' profit directly. However, for UK and Europe's shareholder-backed annuity business, where the durations of asset and liability cash flows are closely matched, the discount rate applied to measure liabilities to policyholders (under 'grandfathered' UK GAAP and under IFRS 4) reflects movements in asset yields (after allowances for the future defaults) of the backing portfolios. Therefore, the net impact on the shareholders' profits of the investment returns of the assets backing liabilities of UK and Europe's shareholder-backed annuity business is determined after taking into account the consequential effect on the movement in policyholder liabilities.

Changes in shareholders' investment returns for US operations reflect primarily movements in the investment income, and realised gains and losses together with movements in the value of the derivative instruments held to manage interest rate exposures and durations within the general account (including variable annuity and fixed index annuity guarantees), GMIB reinsurance and equity derivatives held to manage the equity risk exposure of guarantee liabilities. Separately within Benefits and Claims, there is a charge for the allocation made to policyholders through the application of crediting rates for Jackson's relevant lines of business.

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

(i)
debt securities in the general account of US operations, the return on which is attributable to shareholders and which are accounted for on an IAS 39 available-for-sale basis. In this respect realised gains and losses (including impairment losses) are recorded in the income statement, while movements in unrealised appreciation (depreciation) are booked as other comprehensive income. As a result, the changes in unrealised fair value of these debt securities are not reflected in Prudential's investment returns in the income statement. The unrealised gains and losses in the income statement of US operations primarily arise on the assets of the US separate account business; and

(ii)
loans and receivables, which are generally carried at amortised cost (unless designated at fair value through profit or loss).

Subject to the effect of these two exceptions, the year-on-year changes in investment returns primarily reflect the generality of overall market movements for equities, debt securities and, for UK and Europe, for investment property mainly held by with-profits funds. In addition for Asia and US separate account business, foreign exchange rates affect the sterling value of the translated income. Consistent with the treatment applied for other items of income and expenditure, investment returns for overseas operations are translated at average exchange rates.

Asia

The table below provides an analysis of investment return attributable to Asia operations for the years presented:

	Year ended 31 December
	2017	2016	2015

	£m	£m	£m
Interest/dividend income (including foreign exchange gains and losses)	1,685	1,513	1,028
Investment appreciation (depreciation)	7,310	1,404	(1,324)

Total	8,995	2,917	(296)

In Prudential's Asia operations, debt securities accounted for 54 per cent, 55 per cent and 57 per cent of the total investment portfolio as at 31 December 2017, 2016 and 2015, respectively, with equities comprising 39 per cent, 36 per cent and 38 per cent, respectively. The remaining 7 per cent, 9 per cent and 5 per cent of the total investment portfolio, respectively, primarily comprised loans and deposits with credit institutions. Investment return increased from a gain of £2,917 million in 2016 to a gain of £8,995 million in 2017. This increase was due primarily to an increase of £5,906 million in investment appreciation from £1,404 million in 2016 to £7,310 million in 2017, principally reflecting more favourable equity market performance compared with 2016 and increased unrealised gains on US treasuries held by certain business units. These increases have a more significant impact on the with-profits funds and unit-linked business of the Asia operations.

Investment return increased from a loss of £296 million in 2015 to a gain of £2,917 million in 2016. This increase was due primarily to an increase of £2,728 million in investment appreciation compared with £1,324 million of depreciation in 2015 and an appreciation of £1,404 million in 2016. The changes in the equity markets and the interest rates affecting the value movement in debt securities during 2016 have been mixed across the region. The gain of £2,728 million was driven primarily by favourable change in the debt securities and equities held by the with-profits funds and unit-linked business of the Asia operations.

United States

The table below provides an analysis of investment return attributable to US operations for the years presented:

	Year ended 31 December
	2017	2016	2015

	£m	£m	£m
Investment return of investments backing US separate account liabilities	19,198	7,917	(2,033)
Other investment return	(665)	(305)	1,244

Total	18,533	7,612	(789)

In the US, investment return increased from £7,612 million in 2016 to £18,533 million in 2017. This £10,921 million favourable change arose from an increase of £11,281 million in the investment return on investments backing variable separate account liabilities from £7,917 million in 2016 to £19,198 million in 2017 partly offset by a decrease of £360 million in other investment return from a loss of £305 million to a loss of £665 million. The primary driver for the £11,281 million increase in investment return on investments backing variable annuity separate account liabilities as compared with 2016 was the more favourable movements in US equity markets in 2017 compared with 2016. The decrease of £360 million in other investment returns primarily reflects a decrease in the realised gains and losses on the available-for-sale debt securities recorded in the income statement, which decreased from a realised gain of £376 million in 2016 to a realised loss of £43 million in 2017.

Investment return increased from a loss of £789 million in 2015 to a gain of £7,612 million in 2016. This £8,401 million favourable change arose from an increase of £9,950 million in the investment return on investments backing variable separate account liabilities from a loss of £2,033 million in 2015 to a gain of £7,917 million in 2016 and a decrease of £1,549 million in other investment return from a gain of £1,244 million to a loss of £305 million. The primary driver for the £9,905 million increase in investment return on investments backing variable annuity separate account liabilities as compared with 2015 was the favourable movements in the US equity markets in 2016 on a larger separate account asset balance. The decrease in other investment return reflects the value movements in derivatives held to manage interest rate and equity risk exposures as discussed in note B1.2 to the consolidated financial statements.

UK and Europe

The table below provides an analysis of investment return attributable to the UK & Europe operations for the years presented:

	Year ended 31 December
	2017	2016*	2015*

	£m	£m	£m
Interest/dividend income	6,183	6,019	6,430
Investment appreciation (depreciation) and other investment return	8,401	16,076	(2,023)

Total	14,584	22,095	4,407

*
The 2016 and 2015 comparative results have been re-presented from those previously published following reassessment of the Group's operating segments as described in note B1.3 of the consolidated financial statements.

In Prudential's UK and Europe operations, equities accounted for 31 per cent, 29 per cent and 28 per cent of the total investment portfolio as at 31 December 2017, 2016 and 2015, respectively. Debt securities comprised 46 per cent, 50 per cent and 51 per cent, respectively, with investment properties accounting for 8 per cent in every year. The remaining 15 per cent, 13 per cent and 13 per cent of the total investment portfolio as at 31 December 2017, 2016 and 2015, respectively, related to loans, deposits with credit institutions, investments in partnerships in investment pools and derivative assets. Within debt securities of £95 billion (2016: £93 billion; 2015: £85 billion) as at 31 December 2017, 64 per cent (2016: 66 per cent; 2015: 68 per cent) was consisted of corporate debt securities.

Interest and dividend income increased by £164 million from £6,019 million in 2016 to £6,183 million in 2017, and decreased by £411 million from £6,430 million in 2015 to £6,019 million in 2016.

The decrease in investment appreciation and other investment return of £7,675 million from £16,076 million in 2016 to £8,401 million in 2017 principally reflects more significant gains on bonds and equities in 2016 compared with 2017. The increase in investment appreciation and other investment return of £18,099 million from a loss of £2,023 million in 2015 to a gain of £16,076 million in 2016 principally reflected gains on bonds following fall in UK Gilt yields in 2016.

Unallocated to a segment

Investment return for unallocated to a segment and intra-segment elimination was £77 million in 2017 compared with negative £113 million in 2016 and negative £18 million in 2015.

(c)   Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance

	Year ended 31 December
	2017	2016	2015

	£m	£m	£m
Asia	(18,269)	(11,311)	(6,555)
US	(31,205)	(20,214)	(13,029)
UK and Europe	(23,046)	(27,841)	(10,072)
Unallocated to a segment	(12)	—	—

Total	(72,532)	(59,366)	(29,656)

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

Total benefit and claims and movements in unallocated surplus of with-profits funds increased by £13,166 million in 2017 to a charge of £72,532 million compared with a charge of £59,366 million in

2016 and a charge of £29,656 million in 2015. The amounts of this year-on-year charge attributable to each of the underlying reasons as stated above are shown below.

	Year ended 31 December
	2017	2016	2015

	£m	£m	£m
Claims incurred, net of reinsurance	(30,047)	(25,730)	(23,763)
Increase in policyholder liabilities, net of reinsurance	(39,613)	(32,804)	(5,395)
Movement in unallocated surplus of with-profits funds	(2,872)	(832)	(498)

Benefits and claims and movement in unallocated surplus, net of reinsurance	(72,532)	(59,366)	(29,656)

The charge for benefits and claims and movements in unallocated surplus, net of reinsurance of £72,532 million (2016: £59,366 million; 2015: £29,656 million) shown in the table above includes the effect of accounting for investment contracts without discretionary participation features (as defined by IFRS 4) in accordance with IAS 39 to reflect the deposit nature of the arrangement.

Additionally, the movement in policyholder liabilities and unallocated surplus of with-profits funds represents the amount recognised in the income statement and therefore excludes the effect of foreign exchange translation differences on the policyholder liabilities of foreign subsidiaries and the movement in liabilities arising on acquisition and disposals of subsidiaries in the year.

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

However, the principal driver for the year on year variations in the increases and decreases in policyholder liabilities is the investment return element due to the inherent nature of market fluctuations. These variations are driven by changes to investment return reflected in the statement of financial position measurement of liabilities for Prudential's with-profits, SAIF and unit-linked policies (including US separate account business). In addition, for those liabilities under IFRS, in particular, liabilities relating to UK and Europe's annuity business, where the measurement reflects the yields on assets backing the liabilities, the year-on-year changes in investment yields also contribute significantly to variations in the measurement of policyholder liabilities. The principal driver for variations in the change in unallocated surplus of with-profits funds is the value movements on the investment assets of the with-profits funds to the extent not reflected in policyholder liabilities.

An analysis of statement of financial position movements in policyholder liabilities and unallocated surplus of with-profits funds is provided in note C4.1 to the consolidated financial statements. The policyholder liabilities shown in the analysis in note C4.1 are gross of reinsurance and include the full movement in the year of investment contracts without discretionary participating features (as defined in IFRS 4). Further, this analysis has been prepared to include the Group's share of the policyholder liabilities of the Asia joint ventures and associate that are accounted for on an equity method basis in the Group's financial statements.

The principal variations in the movements in policyholder liabilities and movements in unallocated surplus of with-profits funds for each regional operation are discussed below.

Asia

In 2017, benefits and claims and movements in unallocated surplus of with-profits funds totalled £18,269 million, representing an increase of £6,958 million compared with the charge of £11,311 million in 2016. In 2016, benefits and claims and movements in unallocated surplus of with-profits funds totalled £11,311 million, representing an increase of £4,756 million compared with the charge of £6,555 million in 2015.

The amounts of the year-on-year change attributable to each of the underlying reasons are shown below:

	Year ended 31 December
	2017	2016	2015

	£m	£m	£m
Claims incurred, net of reinsurance	(5,118)	(4,530)	(4,151)
Increase in policyholder liabilities, net of reinsurance	(12,048)	(7,120)	(2,074)
Movement in unallocated surplus of with-profits funds	(1,103)	339	(330)

Benefits and claims and movement in unallocated surplus, net of reinsurance	(18,269)	(11,311)	(6,555)

The growth in the policyholder liabilities in Asia over the three-year period reflected the increase due to the combined growth of new business and the in-force books in the region.

The variations in the increases or decreases in policyholder liabilities in individual years were, however, primarily due to movement in investment returns. This was as a result of asset value movements that are reflected in the unit value of the unit-linked policies and the fluctuation of the policyholder liabilities of the Asia operations' with-profits policies with the funds' investment performance.

United States

Except for institutional products and certain term annuities which are classified as investment products under IAS 39 for the purpose of IFRS reporting, deposits into the US operations' products are recorded as premiums, withdrawals and surrenders and are included in benefits and claims, and the resulting net movement is recorded under other reserve movements within benefits and claims less fees charged on these policies. Benefits and claims also include interest credited to policyholders in respect of deposit products.

In 2017, the accounting charge for benefits and claims increased by £10,991 million to £31,205 million compared with £20,214 million in 2016. In 2016, the accounting charge for benefits and claims increased by £7,185 million to £20,214 million compared with £13,029 million in 2015.

The amounts of the year-on-year change attributable to each of the underlying reasons are shown below:

	Year ended 31 December
	2017	2016	2015

	£m	£m	£m
Claims incurred, net of reinsurance	(13,819)	(11,026)	(9,688)
Increase in policyholder liabilities, net of reinsurance	(17,386)	(9,188)	(3,341)

Benefits and claims, net of reinsurance	(31,205)	(20,214)	(13,029)

The movements year-on-year in the claims incurred for the US operations as shown in the table above also included the effects of translating the US dollar results into pounds sterling at the average exchange rates for the relevant years.

The charges in each year comprise amounts in respect of variable annuity and other business. The year on year movement is principally driven by the movement in the investment return on the assets backing the variable annuity separate account liabilities, which have increased in 2017 compared to 2016 and 2015 due to more favourable equity markets in the US.

UK and Europe

Overall, benefits and claims and the movement in unallocated surplus recorded in the income statement was a charge of £23,047 million in 2017 compared with a £27,841 million charge in 2016 and a £10,072 million charge in 2015. The year-on-year changes attributable to each of the underlying reasons are shown below, together with a further analysis of the amounts included in respect of the movements in policyholder liabilities by type of business:

	Year ended 31 December
	2017	2016	2015

	£m	£m	£m
Claims incurred, net of reinsurance	(11,101)	(10,174)	(9,924)
Decrease/(increase) in policyholder liabilities, net of reinsurance

SAIF	349	39	752
Shareholder-backed annuity business	897	(2,591)	301
Unit-linked and other non-participating business	(1,479)	(2,080)	171
With-profits (excluding SAIF)	(9,944)	(11,865)	(1,204)

	(10,177)	(16,498)	20
Movement in unallocated surplus of with-profits funds	(1,769)	(1,169)	(168)

Benefits and claims and movement in unallocated surplus, net of reinsurance	(23,047)	(27,841)	(10,072)

Claims incurred in the UK and Europe operations in 2017 were £11,101 million, compared with £10,174 million in 2016 and £9,924 million in 2015.

As has been explained above, the principal driver for variations in amounts allocated to the policyholders is changes to investment returns.

In aggregate, as a result of lower market returns in 2017 compared with 2016 there has been a corresponding impact on benefits and claims and movements in unallocated surplus of with-profits funds in the year, moving from a net charge of £27,841 million in 2016 to a net charge of £23,047 million in 2017. Conversely, the market returns in 2016 were higher compared with 2015, resulting in a movement from a net charge of £10,072 million in 2015 to a net charge of £27,841 million in 2016.

SAIF is a ring-fenced fund with no new business written. Policyholder liabilities in SAIF reflects the underlying decreasing policyholder liabilities as the liabilities run off. The variations from year to year are, however, affected by the market valuation movement of the investments held by SAIF, which are wholly attributable to policyholders.

For shareholder-backed annuity business, following the withdrawal from selling non-profit retail annuities, which have higher capital requirements than other lines of businesses, net flows were negative in the year, thereby reducing policyholder liabilities. In addition, the decreases/(increases) in policyholder liabilities reflect the effect of altered investment yield reflected in the discount rate applied in the measurement of the liabilities and other altered assumptions where relevant, together with net flows into this line of business.

For unit-linked business, the primary driver of the variations in the decreases/(increases) in the policyholder liabilities were due to the movement in the market value of the unit-linked assets as reflected in the unit value of the unit-linked policies.

The part of Prudential where variations in amounts attributed to policyholder liabilities and unallocated surplus are most significant is the UK and Europe's with-profits business (excluding SAIF). As explained in note C4.2 to the consolidated financial statements, the liabilities for UK and Europe's with-profits policyholders are determined on an asset-share basis that incorporates the accumulation of investment returns and all other items of income and outgoings that are relevant to each policy type. Accordingly, the movement in policyholder liabilities in the income statement will fluctuate with the investment return of the fund. Separately, the excess of assets over liabilities of the fund represents the unallocated surplus. This surplus will also fluctuate on a similar basis to the market value movement on the investment assets of the fund with the movement reflected in the income statement. In addition, other items of income and expenditure affect the level of movement in policyholder liabilities (to the extent reflected in assets shares) and unallocated surplus.

The correlation between total net income (loss) before benefits and claims and movement in unallocated surplus, on the one hand, and the (charge) credit for benefits and claims and movement in unallocated surplus, on the other, for UK and Europe's component of the PAC with-profits fund (excluding SAIF) is illustrated numerically by the following table for each of the years presented. In summary, the correlation principally arises due to the following factors:

(a)
Investment return is included in full in the income statement and is attributable either to contracts or unallocated surplus.

(b)
Investment return, to the extent attributable to contracts, directly affects asset share liabilities, which are reflected in the income statement through changes in policyholder liabilities.

(c)
Investment return, to the extent attributable to unallocated surplus, forms the majority part of the movement in such surplus in the income statement.

	Year ended 31 December
	2017	2016	2015

	£m	£m	£m
Earned premiums, net of reinsurance(i)	12,508	9,261	6,507
Investment return	9,985	13,185	3,130
Other income	35	177	210
Acquisition costs and other expenditure	(1,732)	(1,288)	(1,318)
Share of profit from joint ventures	106	22	53
Tax charge	(440)	(739)	(148)

Total net income before benefit and claims and movement in unallocated surplus, net of reinsurance	20,462	20,618	8,434

Charges of:
Claims incurred	(8,449)	(7,410)	(6,745)
Increase in policyholder liabilities(i)	(10,011)	(11,824)	(1,307)
Movement in unallocated surplus of with-profits funds	(1,769)	(1,169)	(168)

Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(20,229)	(20,403)	(8,220)

Shareholders' profit after tax	233	215	214

Note

(i)
For the purposes of presentation in Prudential's consolidated financial information, references to UK and Europe's with-profits fund also include, for convenience, the amounts attaching to Prudential's UK Defined Charge Participating Sub-fund which includes the with-profits annuity business transferred to Prudential from the Equitable Life Assurance Society on 31 December 2007. Profits to shareholders emerge on a 'charges less expenses' basis and policyholders are entitled to 100 per cent of the investment earnings.

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

In 2017, the income statement of the UK component of the PAC with-profits funds was charged with a transfer of £1,769 million to the unallocated surplus. This transfer, together with a corresponding transfer in the unallocated surplus of the Asia with-profits funds and the effect of exchange rate movements, resulted in an increase in Prudential's unallocated surplus from £14.3 billion in 2016 to £17.0 billion in 2017. This movement reflected the net effect of changes in the value of assets, liabilities (incorporating policyholder bonuses and other elements of asset shares attributable to policyholders), and the shareholders' share of the cost of bonuses for 2017.

The surplus for distribution in future years will reflect the aggregate of policyholder bonuses and the cost of bonuses attributable to shareholders, which is currently set at 10 per cent of the total bonus. In general, the policyholder bonuses comprise the aggregate of regular and final bonuses. When determining policy payouts, including final bonuses, Prudential considers asset shares of specimen policies. Where policies are invested in one of the PruFund range of funds, policy payouts are based on the smoothed unit price of the selected investment fund.

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

The factors that the PAC Board considers in setting bonus rates are described in more detail in the section headed 'With-profits products' in the section headed 'UK and Europe—Basis of profits—Bonus Rates' and are summarised in note C4.2(c) UK and Europe to the consolidated financial statements.

Unallocated to a segment

Unallocated to a segment comprises the benefits and claims related to Africa operations.

(d)    Acquisition costs and other expenditure

	Year ended 31 December
	2017	2016*	2015*

	£m	£m	£m
Asia	(4,052)	(3,685)	(2,778)
US	(2,287)	(1,912)	(2,332)
UK and Europe	(3,379)	(2,813)	(2,644)
Unallocated to a segment and intra-segment elimination	(477)	(438)	(454)

Total	(10,195)	(8,848)	(8,208)

*
The 2016 and 2015 comparative results have been re-presented from those previously published following reassessment of the Group's operating segments as described in note B1.3 of the consolidated financial statements.

Total acquisition costs and other expenditure of £10,165 million in 2017 were 15 per cent higher than the £8,848 million incurred in 2016. Total acquisition costs and other expenditure of £8,848 million in 2016 were 8 per cent higher than the £8,208 million incurred in 2015.

Asia

Total acquisition costs and other expenditure for Asia in 2017 were £4,052 million compared with £3,684 million in 2016 and £2,778 million in 2015. The increase of £368 million from 2016 to 2017 and the increase of £906 million from 2015 to 2016 were due to increased acquisition costs and increases in other operating expenses as the business continues to expand. The increase of £368 million from 2016 to 2017 includes an exchange translation impact of £182 million. Excluding the effect of currency volatility, total acquisition costs and other expenditure increased by £186 million from 2016 to 2017.

United States

Total acquisition costs and other expenditure for the US of £2,257 million in 2017 represented an increase of £344 million over the amount of £1,913 million in 2016. The £1,913 million in 2016 represented a decrease of £419 million over the amount of £2,332 million in 2015.

The increase of £344 million from 2016 to 2017 includes an exchange translation impact of £97 million. Excluding the effect of currency volatility, total acquisition costs and other expenditure increased by £247 million from 2016 to 2017. Expenses fluctuate year on year due to the amortisation of deferred acquisition costs varying with the level of short-term fluctuations in investment returns.

UK and Europe

Total acquisition costs and other expenditure for UK and Europe increased by 20 per cent from £2,813 million in 2016 to £3,379 million in 2017. Total acquisition costs and other expenditure for UK and Europe increased by 6 per cent from £2,644 million in 2015 to £2,813 million in 2016.

The increase arose primarily from the increase in the charge for investment gains attributable to external unit-holders relating to funds managed on behalf of third parties which are consolidated but have no recourse to the Group, such charges increased by £234 million from £485 million in 2016 to £719 million in 2017. The 2017 other expenditure also includes a charge of £225 million provision (2016: £175 million) to increase the provision held for the cost of undertaking a review of past non-advised annuity sales practices and related potential redress.

Unallocated to a segment and intra-segment elimination

Other net expenditure represented a charge of £477 million in 2017, a charge of £438 million in 2016 and a charge of £454 million in 2015. The higher 2017 other net expenditure included restructuring costs of £103 million (2016: £38 million; 2015: £15 million) as the business invests for the future, including UK and Europe infrastructure.

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

Year ended 31 December	Average rate

2013	1.56
2014	1.65
2015	1.53
2016	1.35
2017	1.29

The following table sets forth the high and low noon buying rates for pounds sterling expressed in US dollars per pound sterling for each of the previous six months:

	High	Low

September 2017	1.36	1.30
October 2017	1.33	1.31
November 2017	1.35	1.31
December 2017	1.35	1.33
January 2018	1.43	1.35
February 2018	1.42	1.38

On 16 March 2018 the latest practicable date prior to this filing, the noon buying rate was £1.00 = $1.39

EEV Basis, New Business Results and Free Surplus Generation

In addition to IFRS basis results, Prudential's filings with the UK Listing Authority, the Stock Exchange of Hong Kong, the Singapore Stock Exchange and Group Annual Reports include reporting by Key Performance Indicators ('KPIs'). These include results prepared in accordance with the European Embedded Value ('EEV') Principles and Guidance issued by the Chief Financial Officers' ('CFO') Forum of European Insurance Companies, New Business and Free Surplus Generation measures.

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

Liquidity sources

The parent company including the central finance subsidiaries held cash and short-term investments of £2,264 million, £2,626 million and £2,173 million as at 31 December 2017, 2016 and 2015, respectively. The sources of cash in 2017 included dividends, loans and net cash amounts received from operating subsidiaries. Prudential received £1,788 million in net cash remittances from business units in 2017, compared with £1,718 million received in 2016 and £1,625 million received in 2015. These remittances primarily comprise dividends from business units and the shareholders' statutory transfer from the PAC long-term with-profits fund (UK Life Fund) relating to earlier bonus declarations.

Dividends, loans and net cash amounts received from subsidiaries

Under UK company law, dividends can only be paid if a company has distributable reserves sufficient to cover the dividend. In PAC, Prudential's largest operating subsidiary, distributable reserves arise from the emergence of profits from the company's long-term business. For the company's with-profits business the profits reflect the profit transfer to shareholders that occurs upon the declaration of bonuses to policyholders of with-profit products. Prudential's insurance and fund management subsidiaries' ability to pay dividends and loans to the parent company is restricted by various laws and regulations. Jackson is subject to state laws that limit the dividends payable to its parent company. Dividends in excess of these limitations generally require approval of the state insurance commissioner. The table below shows the dividends, loans and other net cash amounts received by Prudential from the principal operating subsidiaries for 2017 and 2016:

Dividends, loan and net cash amounts received in:	2017	2016

	£m	£m
Asia	645	516
US	475	420
UK and Europe*	643	590
Other UK (including Prudential Capital)*	25	192

Total	1,788	1,718

*
The 2016 comparative results have been re-presented from those previously published following reassessment of the Group's operating segments as described in note B1.3 of the consolidated financial statements.

The amount of dividends paid by the Prudential's main operations is determined after considering the development, growth and investment requirements of the operating businesses. Prudential does not believe that the legal and regulatory restrictions on the ability of any one of its businesses to pay dividends to the parent, constitutes a material limitation on the ability of Prudential plc to meet its cash obligations.

Liquidity resources and requirements by operating business

M&G Prudential

The liquidity sources for M&G Prudential's life insurance business in UK and Europe comprise premiums, deposits and charges on policies, investment income, proceeds from the sale and maturity of investments, external borrowings and capital contributions from the parent company. The liquidity requirements comprise benefits and claims, operating expenses, interest on debt, purchases of investments. Amounts are distributed to the parent company after considering capital requirements.

The liquidity requirements of M&G Prudential's life insurance businesses are regularly monitored to match anticipated cash inflows with cash requirements. Cash needs are forecast and projected sources and uses of funds, as well as the asset, liability, investment and cash flow assumptions underlying these projections are reviewed periodically. Adjustments are made periodically to the investment policies with respect to, among other things, the maturity and risk characteristics of the investment assets to reflect changes in the business' cash needs and also to reflect the changing competitive and economic environment.

The liquidity of M&G Prudential's insurance operations is affected by the payment of guaranteed benefits and terminal bonuses on maturing and surrendering policies. In addition, the non-cash bonus declaration to policyholders results in a cash transfer to shareholders' funds. A large proportion of Prudential's liabilities contains discretionary surrender values or surrender charges. In addition, pension annuity policies cannot be surrendered by the policyholder.

Further information on the Solvency II capital position of the M&G Prudential's insurance operations as at 31 December 2017 is provided in section II(b) of the Additional Unaudited Financial Information Section.

The principal liquidity source for M&G Prudential's asset management business (M&G) is fee income for managing retail, institutional and the internal investment funds of its life insurance operations. The principal liquidity requirements are for operating expenses and to comply with Client Assets Sourcebook (CASS) regulations. Amounts are distributed to the parent company after considering capital requirements. As at 31 December 2017, M&G's Capital requirements are driven by fixed operating expenses and met the relevant regulatory requirements.

US life insurance

The liquidity sources for Jackson are its cash, short-term investments and publicly traded bonds, premium income deposits received on certain annuity and institutional products, investment income, repurchase agreements, utilisation of a short-term borrowing facility with the Federal Home Loan Bank of Indianapolis and capital contributions from the parent company.

Liquidity requirements are principally for purchases of new investments and businesses, repayment of principal and interest on debt, payments of interest on surplus notes, funding of insurance product liabilities including payments for policy benefits, surrenders, maturities and new policy loans, and funding of expenses including payment of commissions, operating expenses and taxes. As at 31 December 2017, Jackson's outstanding surplus notes and bank debt included:

•
US$87.4 million of bank loans from the Federal Home Loan Bank of Indianapolis, collateralised by mortgage-related securities and mortgage loans; and

•
US$250 million of surplus notes maturing in 2027.

Significant increases in interest rates and disintermediation can create sudden increases in surrender and withdrawal requests by policyholders and contract holders. Other factors that are not directly related to interest rates can also give rise to disintermediation risk, including, but not limited to, changes in ratings from rating agencies, general policyholder concerns relating to the life insurance industry (eg the unexpected default of a large, unrelated life insurer) and competition from other products, including non-insurance products such as mutual funds, certificates of deposit and newly developed investment products. Most of the life insurance, annuity and institutional products Jackson offers permit the policyholder or contract holder to withdraw or borrow funds or surrender cash values. At 31 December 2017, over half of Jackson's fixed annuity reserves include policy restrictions such as surrender charges and market value adjustments to discourage early withdrawal of policy and contract funds.

Jackson uses a variety of asset-liability management techniques to provide for the orderly provision of cash flow from investments and other sources as policies and contracts mature in accordance with their normal terms. Jackson's principal sources of liquidity to meet unexpected cash outflows associated with sudden and severe increases in surrenders and withdrawals are its portfolio of liquid assets and its net operating cash flows. As at 31 December 2017, the portfolio of cash, short-term investments and publicly traded securities and equities amounted to US$41.5 billion. Operating net cash inflows for Jackson in 2017 were US$5.0 billion.

As at 31 December 2017, the statutory capital and surplus of Jackson was US$3.9 billion, which was in excess of the requirements set out under Michigan insurance law. Jackson is also subject to risk-based capital guidelines that provide a method to measure the adjusted capital that a life insurance company should have for regulatory purposes, taking into account the risk characteristics of Jackson's investments and products. As at 31 December 2017, Jackson's total risk based capital ratio under the National Association of Insurance Commissioners' definition exceeded the Michigan standards.

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

Contractual obligations

Contractual obligations of the Group with specified payment dates as at 31 December 2017 were as follows:

	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years

	£m
Policyholder liabilities(i)	542,221	29,853	61,035	59,191	392,142
Long-term debt(ii)	6,280	275	—	—	6,005
Other borrowings(ii)	5,507	2,074	557	60	2,816
Capital lease obligations	43	3	5	4	31
Operating lease obligations	515	113	164	120	118
Purchase obligations(iii)	4,029	4,029	—	—	—
Obligations under funding, securities lending and sale and repurchase agreements	5,662	5,662	—	—	—
Other long-term liabilities(iv)	10,092	9,456	337	97	202

Total	574,349	51,465	62,098	59,472	401,314

	£m	£m

Reconciliation to consolidated statement of financial position:
Total contractual obligations per above		574,349
Difference between policyholder liabilities per above (based on undiscounted cash flows) and total policyholder liabilities and unallocated surplus of with-profits funds per balance sheet:
Total policyholder liabilities and unallocated surplus of with-profits funds per the consolidated statement of financial position	428,194
Policyholder liabilities (undiscounted) per above	(542,221)	(114,027)

Other short-term/non-contractual obligations:
Current tax liabilities	537
Deferred tax liabilities	4,715
Accruals, deferred income and other creditors (excluding capital and operating lease obligations and purchase obligations)	15,308
Derivative liabilities	2,755	23,315

Purchase obligations not on the statement of financial position		(4,029)
Other items		(1,761)

Total liabilities per consolidated statement of financial position		477,847

Notes

(i)
Amounts shown in respect of policyholder liabilities represent estimated undiscounted cash flows for Prudential's life assurance contracts. In determining the projected payments, account has been taken of the contract features, in particular that the amount and timing of policyholder benefit payments reflect either surrender, death, or contract maturity. In addition, the undiscounted amounts shown include the expected payments based on assumed future investment returns on assets backing policyholder liabilities. The projected cash flows exclude the unallocated surplus of with-profits funds. As at 31 December 2017, on the IFRS basis of reporting, the unallocated surplus was £16,951 million (2016: £14,317 million). The unallocated surplus represents the excess of assets over liabilities, including policyholder 'asset share' liabilities, which reflect the amount payable under the 'grandfathered' realistic Peak 2 reporting regime of the PRA. Although accounted for as a liability, as permitted by IFRS 4, there is currently no expected payment date for the unallocated surplus.
(ii)
The amounts represent the contractual maturity of amounts of borrowings included in the consolidated statement of financial position (ie excludes future interest payments) as shown in note C6 to Prudential's consolidated financial statements. Long-term debt comprises the core structural borrowings of shareholder-financed operations and the £100 million 8.5 per cent undated subordinated guaranteed bonds of Scottish Amicable Finance plc. Other borrowings comprise operational borrowings attributable to shareholder-financed operations and borrowings attributable to with-profits operations but excluding the £100 million 8.5 per cent undated subordinated guaranteed bonds of Scottish Amicable Finance plc.
(iii)
Comprising of purchase obligations unfunded commitments for investments in limited partnerships of £414 million (2016: £465 million), commercial mortgage loans and other fixed maturities of £214 million (2016: £201 million), private equity and infrastructure funds held by the UK with-profits funds of £3,225 million (2016: £2,269 million) and contractual obligations to purchase or develop investment properties of £176 million (2016: £458 million).
(iv)
Amounts due in less than one year include amounts attributable to unit holders of consolidated unit trusts and similar funds of £8,889 million (2016: £8,687 million).

Group consolidated cash flows

The discussion that follows is based on the consolidated statement of cash flows prepared under IFRS and presented this Form 20-F.

Net cash inflows in 2017 were £734 million. This amount comprised inflows of £1,620 million from operating activities and inflows of £816 million from investing activities less outflows of £1,702 million from financing activities.

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

The Group held cash and cash equivalents of £10,690 million at 31 December 2017 compared with £10,065 million and £7,782 million at 31 December 2016 and 2015, respectively.

GROUP RISK FRAMEWORK

Risk Management

1.    Introduction

2017 was, in many respects, a year of global geopolitical transition. Popular discontent was one of the driving factors, shifting the political landscape in many countries, in particular in the US and across Western Europe. The nature of technology risks evolved during the year, with high profile and untargeted attacks affecting companies around the world. Despite all this, financial markets appeared largely unperturbed during 2017 with low volatility and steady and broad global economic growth, and the first steps were taken toward monetary policy tightening in key economies.

As in previous years, we continue to maintain a sustained focus on managing prevailing market conditions and macroeconomic uncertainty arising from the global environment. Looking internally, in August 2017 we announced our intention to combine M&G and our UK life business to form M&G Prudential, allowing us better to leverage our scale and capabilities. Change inherently carries risk, but we will manage and minimise this appropriately in order to provide better outcomes for our customers.

Our results show that, even in times of unpredictability, we can generate value for our shareholders by taking selective exposure to risks that are rewarded commensurately and that can be quantified appropriately and managed. We retain risks within a clearly defined risk appetite, where we believe doing so contributes to value creation and the Group is able to withstand the impact of an adverse outcome. For our retained risks, we ensure that we have the necessary capabilities, expertise, processes and controls to manage the exposure appropriately.

Our Group Risk Framework and risk appetite have allowed us to control our risk exposure successfully throughout the year. Our governance, processes and controls enable us to deal with the uncertainty ahead in order to continue helping our customers achieve their long-term financial goals.

This section explains the main risks inherent in our business and how we manage those risks, with the aim of ensuring we maintain an appropriate risk profile.

2.    Risk governance, culture and our risk management cycle

Prudential defines 'risk' as the uncertainty that we face in implementing our strategies and objectives successfully. This includes all internal or external events, acts or omissions that have the potential to threaten the success and survival of the Group. Accordingly, material risks will be retained selectively when we think there is value to do so, and where it is consistent with the Group's risk appetite and philosophy towards risk-taking.

The following section provides more detail on our risk governance, risk culture and risk management process.

a.    Risk governance

Our risk governance comprises the Board, organisational structures, reporting relationships, delegation of authority, roles and responsibilities, and risk policies that the Group Head Office and our business units establish to make decisions and control their activities on risk-related matters. This encompasses individuals, Group-wide functions and committees involved in overseeing and managing risk.

i.     Risk committees and governance structure

  Our risk governance structure is led by the Group Risk Committee, supported by independent non-executives on risk committees of major subsidiaries. These committees monitor the development of the Group Risk Framework, which includes risk appetite, limits, and policies, as well as risk culture.

  In addition to our risk committees, there are various executive risk forums to ensure risk issues are shared and considered across the Group. These are led by the Group Executive Risk Committee, an advisory committee to the Group Chief Risk Officer which is supported by a number of sub-committees, including security and information security where specialist skills and knowledge are required.

ii.    Group Risk Framework

  The Group Risk Framework has been developed to monitor and manage the risks to our business and is owned by the Board. The aggregate Group exposure to our key risk drivers is monitored and managed by the Group Risk function which is responsible for reviewing, assessing and reporting on the Group's risk exposure and solvency position from the Group economic, regulatory and ratings perspectives.

  The Framework requires all our businesses and functions to establish processes for identifying, evaluating, managing and reporting of the key risks faced by the Group—the 'Risk Management Cycle' (see below) is based on the concept of the 'three lines of defence', comprising risk taking and management, risk control and oversight, and independent assurance.

  A major part of the Risk Management Cycle is the annual assessment of the Group's most material risks. These risks range from those associated with the economic, market, political and regulatory environment; those that we assume when writing our insurance products and by virtue of the investments we hold; and those that are inherent in our business model and its operations. This is used to inform risk reporting to the risk committees and the Board for the year.

  The Group Risk Committee reviews the Group Risk Framework and recommends changes to our Board to ensure that it remains effective in identifying and managing the risks faced by the Group. A number of core risk policies and standards support the Framework to ensure that risks to the Group are identified, assessed, managed and reported. During 2017 we made a number of enhancements to our policies and processes. These included changes to our processes around new product approvals, management of our critical outsourcing arrangements and we increased oversight of model risk across the Group. A new framework was developed to support the monitoring and reporting of risks associated with material transformation programmes, and work continued over the year on the Group's risk culture.

iii.   Risk appetite, limits and triggers

  The extent to which we are willing to take risk in the pursuit of our business strategy and objective to create shareholder value is defined by a number of qualitative and quantitative expressions of risk appetite, operationalised through measures such as limits, triggers, thresholds and indicators. The Group Risk function is responsible for reviewing the scope and operation of these risk appetite measures at least annually to determine that they remain relevant. The Board approves all changes made to the Group's aggregate risk appetite, and has delegated authority to the Group Risk Committee to approve changes to the system of limits, triggers and indicators.

  Group risk appetite is set with reference to economic and regulatory capital, liquidity and earnings volatility, as well as for our major risks, and is aimed at ensuring that we take an appropriate level of aggregate risk. It covers risks to shareholders, including those from participating and third-party business.

  We have some appetite to take market and credit risk where it arises from profit-generating insurance activities, to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position. We also have some appetite for retaining insurance risks in areas where we believe we have expertise and operational controls, and where we judge it to create more value to retain rather than transfer the risk. The extent of insurance risk that we are willing to hold is conditional on a balanced portfolio of income to shareholders and compatibility with a robust solvency position.

  We have no appetite for material losses (direct or indirect) suffered as a result of failing to develop, implement or monitor appropriate controls to manage operational risks. Similarly, we have no appetite for liquidity risk, ie for any business to have insufficient resources to cover its outgoing cash flows, or for the Group as a whole to not meet cash flow requirements from its debt obligations under any plausible scenario.

  Group limits operate within these expressions of risk appetite to constrain material risks, while triggers and indicators provide further constraint and ensure escalation. The Group Chief Risk Officer determines the action to be taken upon all breaches of Group limits which may include escalation to the Group Risk Committee or Board. Any decision on action taken by the Group Chief Risk Officer is reviewed at the subsequent Group Risk Committee meeting.

  Earnings volatility:

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

  Liquidity:

  The objective is to ensure that the Group is able to generate sufficient cash resources to meet financial obligations as they fall due in business as usual and stressed scenarios. Risk appetite with respect to liquidity risk is measured using a Liquidity Coverage Ratio which considers the sources of liquidity against liquidity requirements under stress scenarios.

  Capital requirements:

  The limits aim to ensure that:

  •
  The Group meets its internal economic capital requirements;

  •
  The Group achieves its desired target rating to meet its business objectives; and

  •
  Supervisory intervention is avoided.

  The two measures used at the Group level are Solvency II capital requirements and internal economic capital (ECap) requirements. In addition, capital requirements are monitored on local statutory bases.

  The Group Risk Committee is responsible for reviewing the risks inherent in the Group's business plan and for providing the Board with input on the risk/reward trade-offs implicit therein. This review is supported by the Group Risk function, which uses submissions from our local business units to calculate the Group's aggregated position (allowing for diversification effects between local business units) relative to the aggregate risk limits.

iv.    Risk policies

  These set out the specific requirements which cover the fundamental principles for risk management within the Group Risk Framework. Policies are designed to give some flexibility so that business users can determine how best to comply with policies based on their local expertise.

  There are core risk policies for credit, market, insurance, liquidity and operational risks and a number of internal control policies covering internal model risk, underwriting, dealing controls and tax risk management. They form part of the Group Governance Manual, which was developed to make a key contribution to the sound system of internal control that we maintain in line with the UK Corporate Governance Code and the Hong Kong Code on Corporate Governance Practices. Group Head Office and business units must confirm on an annual basis that they have implemented the necessary controls to evidence compliance with the Group Governance Manual.

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

An evaluation of risk culture forms part of the Group Risk Framework and in particular seeks to identify evidence that:

•
Senior management in business units articulate the need for good risk management as a way to realise long-term value and continuously support this through their actions;

•
Employees understand and care about their role in managing risk—they are aware of and discuss risk openly as part of the way they perform their role; and

•
Employees invite open discussion on the approach to the management of risk.

During 2017 a risk culture assessment was performed across the Group. The assessment allowed us to compare the Group's risk culture against best practice behaviours, identify any areas which need improvement and provide high-level industry benchmarking and peer comparison. The Group Risk Committee also has a key role in providing advice to the Remuneration Committee on risk management considerations to be applied in respect of executive remuneration.

Our Code of Conduct and our Group Governance Manual include a series of guiding principles that govern the day-to-day conduct of all our people and any organisations acting on our behalf. This is supported by specific risk policies which require that we act in a responsible manner. This includes, but is not limited to, policies on anti-money laundering, financial crime and anti-bribery and corruption. Our Group outsourcing and third-party supply policy ensures that human rights and modern slavery considerations are embedded within all of our supplier and supply chain arrangements. We also have embedded procedures to allow individuals to speak out safely and anonymously against unethical behaviour and conduct.

c.     The risk management cycle

The risk management cycle comprises processes to identify, measure and assess, manage and control, and monitor and report on our risks.

i.     Risk identification

  Group-wide risk identification takes place throughout the year and includes processes such as our Own Risk and Solvency Assessment (ORSA) and the horizon-scanning performed as part of our emerging risk management process.

  On an annual basis, a top-down identification of the Group's key risks is performed, which considers those risks that have the greatest potential to impact the Group's operating results and financial condition. A bottom-up process of risk identification is performed by the business units who identify, assess and document risks, with appropriate coordination and challenge from the risk functions.

  The Group ORSA report pulls together the analysis performed by a number of risk and capital management processes, which are embedded across the Group, and provides quantitative and qualitative assessments of the Group's risk profile, risk management and solvency needs on a forward-looking basis. The scope of the report covers the full known risk universe of the Group.

  In accordance with provision C.2.1 of the UK Code, the Directors perform a robust assessment of the principal risks facing the Company through the Group-wide risk identification process, Group ORSA report, and the risk assessments done as part of the business planning review, including how they are managed and mitigated.

  Reverse stress testing, which requires us to ascertain the point of business model failure, is another tool that helps us to identify the key risks and scenarios that may have a material impact on the Group.

  Our emerging risk management process identifies potentially material risks which have a high degree of uncertainty around timing, magnitude and propensity to evolve. In 2017 we enhanced our Emerging Risk Framework to bring it closer to the Group's risk management activity. This included a redefinition of the relationship between emerging and emerged risks, enabling a consistent framework for evaluating and escalating sufficiently developed emerging risks for risk management activity. The Group holds emerging risk sessions over the year to identify emerging risks which includes input from local subject matter and industry experts. We maintain contacts with thought leaders and peers to benchmark and refine our process.

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

ii.    Risk measurement and assessment

  All identified risks are assessed based on an appropriate methodology for that risk. All quantifiable risks which are material and mitigated by holding capital are modelled in the Group's internal model, which is used to determine capital requirements under Solvency II and our own economic capital basis. Governance arrangements are in place to support the internal model, including independent validation and process and controls around model changes and limitations.

iii.   Risk management and control

  The control procedures and systems established within the Group are designed to manage the risk of failing to meet business objectives reasonably and are detailed in the Group risk policies. This can only provide reasonable and not absolute assurance against material misstatement or loss. They focus on aligning the levels of risk-taking with the achievement of business objectives.

  The management and control of risks are set out in the Group risk policies, and form part of the holistic risk management approach under the Group's ORSA. These risk policies define:

  •
  The Group's risk appetite in respect of material risks, and the framework under which the Group's exposure to those risks is limited;

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

iv.    Risk monitoring and reporting

  The identification of the Group's key risks informs the management information received by the Group risk committees and the Board. Risk reporting of key exposures against appetite is also included, as well as ongoing developments in other key and emerging risks.

3.    Summary risks

The components of our business model give rise to risks of varying nature across the Group which can broadly be categorised as those which arise as a result of our business operations; those risks arising from our investments; those which arise from the nature of our products; and those broad risks which apply to us because of the global environment in which we operate. These risks, where they materialise, may have a financial impact on the Group, and could also impact on the performance of our products or the services we provide our customers and distributors, which gives rise to potential risks to our brand, reputation and have conduct risk implications. These risks are summarised below. We have indicated whether these risks are considered material at the level of the Group or our business units. Our disclosures covering risk factors can be found at the end of this document.

'Macro'—risks

Some of the risks that we are exposed to are necessarily broad given the external influences which may impact on the Group. These risks include:

•
Global economic conditions.  Changes in global economic conditions can impact us directly; for example by leading to poor returns on our investments and increasing the cost of promises (guarantees) we have made to our customers. Our fund investment performance may also be impacted, which is a fundamental part of our business in providing appropriate returns for our customers and shareholders. Changes in economic conditions can also have an indirect impact on us; for example economic pressures could lead to decreased savings, reducing the propensity for people to buy our products. Global economic conditions may also impact on regulatory risk for the Group by changing prevailing political attitudes towards regulation. We consider this to be a risk which is material at the level of the Group.

•
Geopolitical risk.  The geopolitical environment has produced varying levels of volatility in recent years as seen by political developments in the UK, the US and the Eurozone. Uncertainty in these regions, combined with conflict in the Middle East and elevated tensions in east Asia and the Korean peninsula underline that geopolitical risks are truly global and their potential impacts are wide-ranging; for example through increased regulatory and operational risks. The geopolitical and economic environments are increasingly closely linked, and changes in the political arena may have direct or indirect impacts on our Group.

•
Digital disruption.  The emergence of advanced technologies such as artificial intelligence and block chain is providing an impetus for companies to rethink their existing operating models and how they interact with their customers. We consider digital disruption from both an external and internal view. The external view considers the rise of new technologies and how this may impact on our industry and our competitiveness within it, while the internal view considers the risks associated with our own internal developments in meeting digital change challenges and opportunities. While we are embracing such opportunities, we are also closely monitoring any risks which arise.

Risks from our investments	Risks from our products	Risks from our business operations

Credit risk
Is the potential for reduced value of our investments due to the uncertainty around investment returns arising from the potential for defaults of our investment counterparties. Invested credit risk arises from our asset portfolio. We increase sector focus where necessary.

The assets backing the M&G Prudential and Jackson annuity businesses means credit risk is considered a material risk for these business units in particular.

Market risk
Is the potential for reduced value of our investments resulting from the volatility of asset prices as driven by fluctuations in equity prices, interest rates, foreign exchange rates and property prices. Certain market risks are considered more material for specific business units.

Insurance risks
The nature of the products offered by the Group exposes it to insurance risks, which we consider to form a significant part of our overall Group risk profile.

The insurance risks that we are exposed to by virtue of our products include longevity risk (policyholders living longer than expected); mortality risk (policyholders with life protection dying); morbidity risk (policyholders with health protection becoming ill) and persistency risk (customers lapsing their policies, and a type of policyholder behaviour risk).

From our health protection products, increases in the costs of claims (including the level of medical expenses) increasing over and above price inflation (claim inflation) is another risk.

Operational risks
The complexity of our Group and activities means we face a challenging operating environment. This results from the high volume of transactions we process; product and investment portfolios; our people, processes and IT systems; and the extensive regulations under which we operate.

We also face operational risks through business transformation; introducing new products; new technologies; engaging in third party relationships; and entering into new markets and geographies. Implementing our business strategy requires interconnected change initiatives across the Group. The pace of change further adds to the complexity of our operational risk profile.

Without an effective operational risk framework, such risks could cause significant disruption our systems and operations, resulting in financial loss and/or reputational damage. We consider operational risk to be material at the level of the Group.

Risks from our investments	Risks from our products	Risks from our business operations

In our Asia business, our main market risks arise from the value of fees from our fee-earning products. In the US, Jackson's fixed and variable annuity books are exposed to a variety of market risks due to the assets backing these policies.

In the UK, exposure arises from the valuation of the proportion of the with-profits fund's future profits which is transferred to the shareholders (future transfers), which is dependent on equity, property and bond values.

M&G Prudential invests in a broad range of asset classes and its income is subject to the price volatility of global financial and currency markets.

Liquidity risk
Is the risk of not having sufficient liquid assets to meet our obligations as they fall due, and incorporates the risk arising from funds composed of illiquid assets. It results from a mismatch between the liquidity profile of assets and liabilities. We consider this a risk which is material at the level of the Group.

The processes that determine the price of our products and reporting the results of our long-term business operations require us to make a number of assumptions. Where experience deviates from these assumptions our profitability may be impacted.

Across our business units, some insurance risks are more material than others.

Persistency and morbidity risks are among the most material insurance risks for our Asia business given our focus on health protection products in the region.

For M&G Prudential the most material insurance risk is longevity risk driven by legacy annuity business.

At Jackson, the most material insurance risk is policyholder behaviour risk, including persistency. This impacts the profitability of the variable annuity business and influenced by market performance and the value of policy guarantees.

Information security risk is a significant consideration within operational risk, including both the continuously evolving risk of malicious attack on our systems as well as risks relating to data security and integrity and network disruption. The size of Prudential's IT infrastructure and network, our move toward digitalisation and the increasing number of high profile cyber security incidents across industries means that this risk will continue to be an area of high focus and is one considered to be material to the Group.

Regulatory risk
We also operate under the ever-evolving requirements set out by diverse regulatory and legal and tax regimes, as well as utilising a significant number of third parties to distribute products and to support business operations; all of which adds to the complexity of our operations.

The number of regulatory changes under way across Asia, in particular those focusing on consumer protection means that regulatory change in the region is considered a key risk.

Both Jackson and M&G Prudential operate in highly regulated markets. Regulatory reforms can have a material impact on our businesses, and regulatory focus continues to be high.

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

Given our global business, we earn our profits and have assets and liabilities in various currencies. The translation of those into our reporting currency exposes us to movements in foreign exchange rates.

Our main investment risk exposure arises from the portion of the profits from the M&G Prudential with-profits fund to which we are entitled to receive; the value of the future fees from our fee-earning products in our Asia business; and from the asset returns backing Jackson's variable annuities business.

Our interest rate risk is driven in the UK business by our need to match the duration of our assets and liabilities; from the guarantees of some non unit-linked investment products in Asia; and the cost of guarantees in Jackson's fixed, fixed index and variable annuity business.

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

•
Regular deep dive assessments; and

•
Use of currency hedging.

Investment risk

(Audited)

In the UK business, our main investment risk arises from the assets held in the with-profits funds. Although this is mainly held by our policyholders, a proportion of the funds' declared bonuses and policyholder net investment gains is shared with shareholders and so our investment exposure relates to the future performance of that proportion (future transfers).

This investment risk is driven mainly by equities in the funds, although there is some risk associated with other investments such as property and bonds. Some hedging to protect against a reduction in the value of these future transfers against falls in equity prices is performed outside the funds using derivatives. The with-profits funds' large Solvency II own funds—estimated at £9.6 billion as at 31 December 2017 (31 December 2016: £8.4 billion)—helps to protect against market fluctuations and helps the funds to maintain appropriate solvency levels. The with-profits funds' Solvency II own funds are protected partially against falls in equity markets through an active hedging programme within the fund.

In Asia, our shareholder exposure to equity price movements results from unit-linked products, where our fee income is linked to the market value of the funds under management. Further exposure arises from with-profits businesses where bonuses declared are based broadly on historical and current rates of return from our investment portfolios which include equities.

In Jackson, investment risk arises from the assets backing customer policies. In the case of spread-based business, including fixed annuities, these assets are generally bonds, and shareholder exposure comes from the minimum returns needed to meet the guaranteed rates that we offer to policyholders. For our variable annuity business, these assets include both equities and bonds. In this case, the main risk to the shareholder comes from the guaranteed benefits that can be included as part of these products. Our exposure to this is reduced by using a derivative hedging programme, as well as through the use of reinsurance to pass on the risk to third-party reinsurers.

Interest rate risk

(Audited)

While long-term interest rates in advanced economies have increased broadly since mid-2016 and indications are for further gradual tightening of monetary policy and the start of balance sheet normalisation by central banks, they remain close to historical lows. Some products that we offer are sensitive to movements in interest rates. We have already taken a number of actions to reduce the risk to the in-force business, as well as re-pricing and restructuring new business offerings in response to these historically low interest rates. Nevertheless, we still retain some sensitivity to interest rate movements.

Interest rate risk arises in M&G Prudential's insurance business from the need to match cash payments to meet annuity obligations with the cash we receive from our investments. To minimise the impact on our profit, we aim to match the duration (a measure of interest rate sensitivity) of assets and liabilities as closely as possible and the position is monitored regularly. Under the Solvency II regulatory regime, additional interest rate risk results from the way the balance sheet is constructed, such as the requirement for us to include a risk margin. The UK business assesses on a continual basis the need for any derivatives in managing its interest rate sensitivity. The with-profits business is exposed to interest rate risk because of underlying guarantees in some of its products. Such risk is borne largely by the with-profits fund itself but shareholder support may be required in extreme circumstances where the fund has insufficient resources to support the risk.

In Asia, our exposure to interest rate risk arises from the guarantees of some non unit-linked investment products. This exposure exists because it may not be possible to hold assets which will provide cash payments to us which match exactly those payments we in turn need to make to policyholders—this is known as an asset and liability mismatch and although it is small and managed appropriately, it cannot be eliminated.

Jackson is exposed to interest rate risk in its fixed, fixed index and variable annuity books. Movements in interest rates can impact on the cost of guarantees in these products; in particular the cost of guarantees to us may increase when interest rates fall. We monitor the level of sales of variable annuity products with guaranteed living benefits actively, and together with the risk limits we have in place this helps us to ensure that we are comfortable with the interest rate and market risks we incur as a result. The Jackson hedging programme includes hybrid derivatives to provide some protection from a combined fall in interest rates and equity markets since Jackson is exposed to the combination of these market movements.

Foreign exchange risk

(Audited)

The geographical diversity of our businesses means that we have some exposure to the risk of exchange rate fluctuations. Our operations in the US and Asia, which represent a large proportion of our operating profit and shareholders' funds, generally write policies and invest in assets in local currencies. Although this limits the effect of exchange rate movements on local operating results, it can lead to fluctuations in our Group financial statements when results are reported in UK sterling.

We retain revenues locally to support the growth of our business and capital is held in the local currency of the business to meet local regulatory and market requirements. We accept the foreign exchange risk this can produce when reporting our Group balance sheet and income statement. In cases where a surplus arises in an overseas operation which is to be used to support Group capital, or where a significant cash payment is due from an overseas subsidiary to the Group, this foreign exchange exposure is hedged where we believe it is favourable economically to do so. Generally, we do not have appetite for significant direct shareholder exposure to foreign exchange risks in currencies outside of the countries in which we operate, but we do have some appetite for this on fee income and on non-sterling investments within the with-profits fund. Where foreign exchange risk arises outside our appetite, currency borrowings, swaps and other derivatives are used to manage our exposure.

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

We use a number of risk management tools to manage and mitigate this credit risk, including the following:

•
Our credit risk policy;

•
Risk appetite statements and limits that we have defined on issuers, and counterparties;

•
Collateral arrangements we have in place for derivative, secured lending reverse repo and reinsurance transactions;

•
The Group Credit Risk Committee's oversight of credit and counterparty credit risk and sector and/or name-specific reviews. In 2017 it has conducted sector reviews in the Asia sovereign sector, the UK banking sector, the US retail property sector, and continues to review the developments around central clearing;

•
Regular deep dive assessments; and

•
Close monitoring or restrictions on investments that may be of concern.

Debt and loan portfolio

(Audited)

Our UK business is exposed mainly to credit risk on fixed income assets in the shareholder-backed portfolio. At 31 December 2017, this portfolio contained fixed income assets worth £35.3 billion. Credit risk arising from a further £57.4 billion of fixed income assets is borne largely by the with-profits fund, to which the shareholder is not exposed directly although under extreme circumstances shareholder support may be required if the fund is unable to meet payments as they fall due.

Credit risk also arises from the debt portfolio in our Asia business, the value of which was £41.0 billion at 31 December 2017. The majority (68 per cent) of the portfolio is in unit-linked and with-profits funds and so exposure of the shareholder to this component is minimal. The remaining 32 per cent of the debt portfolio is held to back the shareholder business.

Credit risk also arises in the general account of the Jackson business, where £35.4 billion of fixed income assets are held to support shareholder liabilities including those from our fixed annuities, fixed index annuities and life insurance products.

The shareholder-owned debt and loan portfolio of the Group's other operations was £2.3 billion as at 31 December 2017.

Further details of the composition and quality of our debt portfolio, and exposure to loans, can be found in the IFRS financial statements.

Group sovereign debt

(Audited)

We also invest in bonds issued by national governments. This sovereign debt represented 19 per cent or £16.5 billion of the shareholder debt portfolio as at 31 December 2017 (31 December 2016: 19 per cent or £17.1 billion). 5 per cent of this was rated AAA and 90 per cent was considered investment grade (31 December 2016: 92 per cent investment grade).

The particular risks associated with holding sovereign debt are detailed further in our disclosures on risk factors.

The exposures held by the shareholder-backed business and with-profits funds in sovereign debt securities at 31 December 2017 are given in Note C3.2(f) of the Group's IFRS financial statements.

Bank debt exposure and counterparty credit risk

(Audited)

Our exposure to banks is a key part of our core investment business, as well as being important for the hedging and other activities we undertake to manage our various financial risks. Given the importance of our relationship with our banks, exposure to the sector is considered a material risk for the Group with an appropriate level of management information provided to the Group's risk committees and the Board.

The exposures held by the shareholder-backed business and with-profits funds in bank debt securities at 31 December 2017 are given in Note C3.2(f) of the Group's IFRS financial statements.

Our exposure to derivative counterparty and reinsurance counterparty credit risk is managed using an array of risk management tools, including a comprehensive system of limits.

Where appropriate, we reduce our exposure, buy credit protection or use additional collateral arrangements to manage our levels of counterparty credit risk.

At 31 December 2017, shareholder exposures by rating1 and sector are shown below:

•
95 per cent of the shareholder portfolio is investment grade rated. In particular, 69 per cent of the portfolio is rated A and above; and

•
The Group's shareholder portfolio is well diversified: no individual sector makes up more than 10 per cent of the total portfolio (excluding the financial and sovereign sectors).

c.     Liquidity risk

Our liquidity risk arises from the need to have sufficient liquid assets to meet policyholder and third-party payments as they fall due. This incorporates the risk arising from funds composed of illiquid assets and results from a mismatch between the liquidity profile of assets and liabilities. Liquidity risk may impact on market conditions and valuation of assets in a more uncertain way than for other risks like interest rate or credit risk. It may arise, for example, where external capital is unavailable at sustainable cost, increased liquid assets are required to be held as collateral under derivative transactions or redemption requests are made against Prudential external funds.

We have significant internal sources of liquidity, which are sufficient to meet all of our expected cash requirements for at least 12 months from the date the financial statements are approved, without having to resort to external sources of funding. In total, the Group has £2.6 billion of undrawn committed facilities that we can make use of, expiring in 2022. We have access to further liquidity by way of the debt capital markets, and also have in place an extensive commercial paper programme and have maintained a consistent presence as an issuer in this market for the last decade.

Liquidity uses and sources are assessed at a Group and business unit level under both base case and stressed assumptions. We calculate a Liquidity Coverage Ratio (LCR) under stress scenarios as one measure of our liquidity risk, and this ratio and the liquidity resources available to us are monitored regularly and are assessed to be sufficient.

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

•
Regular deep dive assessments; and

•
The access we have to external sources of finance through committed credit facilities.

4.2  Risks from our products

a.    Insurance risk

Insurance risk makes up a significant proportion of our overall risk exposure. The profitability of our businesses depends on a mix of factors including levels of, and trends in, mortality (policyholders dying), morbidity (policyholders becoming ill) and policyholder behaviour (variability in how customers interact with their policies, including utilisation of withdrawals, take-up of options and guarantees and persistency, ie lapsing of policies), and increases in the costs of claims, including the level of medical expenses increases over and above price inflation (claim inflation).

The principal drivers of the Group's insurance risks are persistency and morbidity risk in the Asia business; longevity risk in the UK legacy business of M&G Prudential; and policyholder behaviour risks in Jackson.

We manage and mitigate our insurance risk using the following:

•
Our insurance and underwriting risk policies;

•
The risk appetite statements, limits and triggers we have in place;

•
Using longevity, morbidity and persistency assumptions that reflect recent experience and expectation of future trends, and industry data and expert judgement where appropriate;

•
Using reinsurance to mitigate longevity and morbidity risks;

•
Ensuring appropriate medical underwriting when policies are issued and appropriate claims management practices when claims are received in order to mitigate morbidity risk;

•
Maintaining the quality of our sales processes and using initiatives to increase customer retention in order to mitigate persistency risk;

•
Using product re-pricing and other claims management initiatives in order to mitigate medical expense inflation risk; and

•
Regular deep dive assessments.

Longevity risk is an important element of our insurance risks for which we need to hold a large amount of capital under Solvency II regulations. Longevity reinsurance is a key tool for us in managing our risk. The enhanced pensions freedoms introduced in the UK during 2015 reduced the demand for retail annuities greatly and further liberalisation is anticipated. Although we have withdrawn from selling new annuity business, given our significant annuity portfolio the assumptions we make about future rates of improvement in mortality rates remain key to the measurement of our insurance liabilities and to our assessment of any reinsurance transactions.

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

Our persistency assumptions reflect similarly a combination of recent past experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. Any expected change in future persistency is also reflected in the assumption. Persistency risk is mitigated by appropriate training and sales processes and managed locally post-sale through regular experience monitoring and the identification of common characteristics of business with high lapse rates. Where appropriate, we make allowance for the relationship (either assumed or observed historically) between persistency and investment returns and account for the resulting additional risk. Modelling this dynamic policyholder behaviour is particularly important when assessing the likely take-up rate of options embedded within certain products. The effect of persistency on our financial results can vary but depends mostly on the value of the product features and market conditions.

4.3  Risks from our business operations

a.    Non-financial risks

In the course of doing business, the Group is exposed to non-financial risks arising from our operations, the business environment and our strategy. Our main risks across these areas are detailed below.

We define operational risk as the risk of loss (or unintended gain or profit) arising from inadequate or failed internal processes, personnel or systems, or from external events. This includes employee error, model error, system failures, fraud or some other event which disrupts business processes. Processes are established for activities across the scope of our business, including operational activity, regulatory compliance, and those supporting environmental, social and governance (ESG) activities among others, any of which can expose us to operational risks.

We process a large volume of complex transactions across a number of diverse products, and are subject to a high number of varying legal, regulatory and tax regimes. We also have a number of important third-party relationships that provide the distribution and processing of our products, both as market counterparties and as outsourcing partners. M&G Prudential outsources several operations, including a significant part of its back office, customer-facing functions and a number of IT functions. These third party arrangements help us to provide a high level and cost-effective service to our customers, but they also make us reliant on the operational performance of our outsourcing partners.

The performance of our core business activities places reliance on the IT infrastructure that supports day-to-day transaction processing. Our IT environment must also be secure and we address an increasing cyber risk threat as our digital footprint increases—see separate Cyber risk section below. The risk that our IT infrastructure does not meet these requirements is a key area of focus for us, particularly the risk that legacy infrastructure supporting core activities/processes affects business continuity or impacts on business growth.

Operational challenges also exist in keeping pace with regulatory changes. This requires implementing processes to ensure we are, and remain, compliant on an ongoing basis, including regular monitoring and reporting. The high rate of global regulatory change, in an already complex regulatory landscape, increases the risk of non-compliance due to a failure to identify, interpret correctly, implement and/or monitor regulatory compliance. See Global regulatory and political risk section below. Legislative developments over recent years, together with enhanced regulatory oversight and increased capability to issue sanctions, have resulted in a complex regulatory environment that may lead to breaches of varying magnitude if the Group's business-as-usual operations are not compliant. As well as prudential regulation, we focus on conduct regulation, including those related to sales practice and anti-money laundering, bribery and corruption. We have a particular focus on regulations related to the latter in newer/emerging markets.

The business environment we operate in has become increasingly complex over the years. The political, environmental, societal, legal and economic landscape is highly dynamic and uncertain. Changes and developments on the horizon may result in emerging risks to us which are monitored under our Emerging Risk Framework.

The Group maintains active engagement with our shareholders, governments, policymakers and regulators in our key markets, as well as with international institutions. This introduces expectations for the Group to act and respond to environmental, social and governance (ESG) matters in a certain manner. The perception that our key stakeholders have of us and our businesses is crucial in forming and maintaining a robust brand and reputation. As such, the Group's operational risk framework explicitly incorporates ESG as a component of our social and environmental responsibility, brand management and external communications within our framework. This is further strengthened by factoring considerations for reputational impacts when the materiality of operational risks are assessed.

The climate risk landscape continues to evolve and is moving up the agenda of many regulators, governments, non-governmental organisations and investors. Examples of this include the US Department of Labor's decision to change its guidance to pension fund fiduciaries to allow them to factor ESG issues into investment decisions; Hong Kong Stock Exchange listing rules requiring listed companies to provide a high-level discussion of ESG approaches and activities in external disclosures, and the Financial Stability Board's (FSB) Task Force for Climate-related Financial Disclosures.

The increased regulatory focus on environmental issues not only reflects existing commitments, for example in the UK under the 2008 Climate Change Act, but also a heightened societal awareness of climate change as a pressing global concern. Regulatory and stakeholder interest in environmental matters is expected to increase as climate change moves higher up governmental agendas. This increase in focus creates a number of potential near term risks. These include:

•
Investment risk in the form of 'transition risk'. This is the risk that an abrupt, unexpected tightening of carbon emission policies lead to a disorderly re-pricing of carbon-intensive assets;

•
Liability risk, if the Group is unable to demonstrate sufficiently that we have acted to mitigate our exposure to climate change risk; and

•
Reputational risks, where the Group's actions could affect external perceptions of our brand and corporate citizenship.

The Group has established a Group-wide Responsible Investment Advisory Committee with designated responsibility to oversee Prudential's responsible investment activities as both asset owners and asset managers.

Physical impacts of climate change could also arise, driven by specific climate-related events such as natural disasters. These impacts are mitigated through our crisis management and disaster recovery plans.

Strategic risk requires a forward-looking approach to risk management. A key part of our approach are the risk assessments performed as part of the Group's annual strategic planning process, which supports the identification of potential future threats and the initiatives needed to address them, as well as competitive opportunities. We also assess the impact on the Group's businesses and our risk profile to ensure that strategic initiatives are within the Group's overall risk appetite.

Implementation of the Group's strategy and the need to comply with emerging regulation has resulted in a significant portfolio of transformation and change initiatives, which may further increase in the future. In particular the intention to demerge the UK and Europe business from the rest of the Group will result in a substantial change programme which will need to be managed at the same time that other material transformation programmes are being delivered. The scale and the complexity of the transformation programmes could impact business operations and customers, and has the potential for reputational damage if these programmes fail to deliver their objectives. Implementing further strategic initiatives may amplify these risks.

Other significant change initiatives are occurring across the Group. The volume, scale and complexity of these programmes increases the likelihood and potential impact of risks associated with:

•
Dependencies between multiple projects;

•
The organisational ability to absorb change being exceeded;

•
Unrealised business objectives/benefits; and

•
Failures in project design and execution.

The risks detailed above form key elements of the Group's operational risk profile. In order to effectively identify, assess, manage, control and report on all operational risks across the business, a Group-wide operational risk framework is in place. The key components of the framework are:

•
Application of a risk and control assessment (RCA) process, where operational risk exposures are identified and assessed as part of a periodical cycle. The RCA process takes into account a range of internal and external factors, including an assessment of the control environment, to determine the business's most significant risk exposures on a prospective basis;

•
An internal incident capture process, which identifies, quantifies and monitors remediation conducted through application of action plans for risk events that have occurred across the business;

•
A scenario analysis process for the quantification of extreme, yet plausible manifestations of key operational risks across the business on a forward looking basis. This is carried out at least annually and supports external and internal capital requirements as well as informing risk activity across the business; and

•
An operational risk appetite framework that articulates the level of operational risk exposure the business is willing to tolerate and sets out escalation processes for breaches of appetite.

Outputs from these processes and activities performed by individual business units are monitored by the Group Risk function, who provide an aggregated view of risk profile across the business to the Group Risk Committee and Board.

These core framework components are embedded across the Group via the Group Operational Risk Policy and Standards documents, which sets out the key principles and minimum standards for the management of operational risk across the Group.

The Group operational risk policy, standards and operational risk appetite framework sit alongside other risk policies and standards that individually engage with key operational risks, including outsourcing and third-party supply, business continuity, technology and data, and operations processes.

These policies and standards include subject matter expert-led processes that are designed to identify, assess, manage and control operational risks, including the application of:

•
A transformation risk framework that assesses, manages and reports on the end-to-end transformation lifecycle, project prioritisation and the risks, interdependencies and possible conflicts arising from a large portfolio of transformation activities;

•
Internal and external review of cyber security capability;

•
Regular updating and testing of elements of disaster-recovery plans and the Critical Incident Procedure process;

•
Group and business unit-level compliance oversight and testing in respect of adherence with in-force regulations;

•
Regulatory change teams in place assist the business in proactively adapting and complying with regulatory developments;

•
A framework in place for emerging risk identification and analysis in order to capture, monitor and allow us to prepare for operational risks that may crystallise beyond the short-term horizon;

•
Corporate insurance programmes to limit the financial impact of operational risks; and

•
Reviews of key operational risks and challenges within Group and business unit business plans.

These activities are fundamental in maintaining an effective system of internal control, and as such outputs from these also inform core RCA, incident capture and scenario analysis processes and reporting on operational risk. Furthermore, they also ensure that operational risk considerations are embedded in key business decision-making, including material business approvals and in setting and challenging the Group's strategy.

b.    Global regulatory and political risk

Our risk management and mitigation of regulatory and political risk includes the following:

•
Risk Assessment of the Business Plan which includes consideration of current strategies;

•
Close monitoring and assessment of our business environment and strategic risks;

•
The consideration of risk themes in strategic decisions; and

•
Ongoing engagement with national regulators, government policy teams and international standard setters.

Recent shifts in the focus of some governments toward more protectionist or restrictive economic and trade policies could impact on the degree and nature of regulatory changes and Prudential's competitive position in some geographic markets. This could take effect, for example, through increased friction in cross-border trade, capital controls or measures favouring local enterprises such as changes to the maximum level of non-domestic ownership by foreign companies. We continue to monitor these developments at a national and global level and these considerations form part of our ongoing engagement with government policy teams and regulators.

On 29 March 2017 the UK submitted formal notification of its intention to withdraw from the EU. In December 2017, agreement was reached between the UK and EU to progress negotiations onto transitional arrangements and the future trading relationship. The outcome of negotiations remains highly uncertain. If no formal withdrawal agreement is reached then it is expected the UK's membership of the EU will terminate automatically two years after the submission of the notification.

The ongoing uncertainty during the remainder of the negotiation period and the potential for a disorderly exit from the EU by the UK without a negotiated agreement may increase volatility in the markets where we operate, creating the potential for a general downturn in economic activity and for falls in interest rates in some jurisdictions due to easing of monetary policy and investor sentiment.

As a Group, our diversification by geography, currency, product and distribution should reduce some of the potential impact. We have UK-domiciled operations including M&G Prudential, and due to the geographical location of both its businesses and its customers, its insurance and the fund management operations have most potential to be affected by the UK's exit. The extent of the impact will depend in part on the nature of the arrangements that are put in place between the UK and the EU. Contingency plans were developed ahead of the referendum by business units and operations that may be impacted immediately by a vote to withdraw the UK from the EU, and these plans have been enacted since the referendum result. We have since also undertaken significant work to ensure that our business, and in particular our customer base, is not unduly affected by the decision of the UK to exit from the EU.

The UK's decision to leave the EU has introduced uncertainty to the extent of future applicability of the Solvency II regime in the UK. In October 2017, the Treasury Committee published its report on the Solvency II Directive and the UK Insurance Industry, which highlighted the need for a strategy, post-UK exit, to foster innovation, competition and competitiveness for the benefit of UK consumers. In late 2016 the European Commission began a review of some aspects of the Solvency II legislation, with a particular focus on the Solvency Capital Requirement calculated using the standard formula, which is expected to run until 2021.

National and regional efforts to curb systemic risk and promote financial stability are also underway in certain jurisdictions in which Prudential operates, including the Dodd-Frank Wall Street Reform and Consumer Protection Act in the US, the work of the Financial Stability Board (FSB) on Global Systemically Important Insurers (G-SIIs) and the Insurance Capital Standard being developed by the International Association of Insurance Supervisors (IAIS). There are also a number of ongoing policy initiatives and regulatory developments that are having, and will continue to have, an impact on the way Prudential is supervised. These include addressing Financial Conduct Authority (FCA) reviews, ongoing engagement with the Prudential Regulation Authority (PRA), and the work of the Financial Stability Board (FSB) and standard-setting institutions such as the IAIS. Decisions taken by regulators, including those related to solvency requirements, corporate or governance structures, capital allocation and risk management may have an impact on our business.

The IAIS's G-SII regime forms additional compliance considerations for us. Groups designated as G-SIIs are subject to additional regulatory requirements, including enhanced group-wide supervision, effective resolution planning, development of a Systemic Risk Management Plan, a Recovery Plan and a Liquidity Risk Management Plan. The FSB did not publish a new list of G-SIIs in 2017, however the policy measures set out in the FSB's 2016 communication on G-SIIs continue to apply to the Group. Prudential is monitoring the development and potential impact of the policy measures and is continuing to engage with the PRA on the implications of such measures and Prudential's designation as a G-SII. The IAIS has launched a public interim consultation on an activities-based approach to systemic risk. Following the feedback from this, a second consultation with proposals for policy measures is due to be launched in 2018. Any changes to the designation methodology are expected to be implemented in 2019.

We continue to engage with the IAIS on developments in capital requirements for groups with G-SII designation. The regime introduces capital requirements in the form of a Higher Loss Absorption (HLA) requirement. This requirement was initially intended to come into force in 2019 but has been postponed until 2022. The HLA is also now intended to be based on the Insurance Capital Standard, which is being developed by the IAIS as the capital requirements under its Common Framework (ComFrame). This framework is focused on the supervision of Internationally Active Insurance Groups (IAIGs) and will establish a set of common principles and standards designed to assist regulators in addressing risks that arise from insurance groups with operations in multiple jurisdictions. As part of this, work is underway to develop a global Insurance Capital Standard (ICS) that is intended to apply to Internationally Active Insurance Groups.

The IAIS has announced that the implementation of ICS will be conducted in two phases—a five-year monitoring phase followed by an implementation phase. During the monitoring phase, IAIGs will be required to report on ICS to the group-wide supervisor on a confidential basis, although these results will not be used as a basis to trigger supervisory action.

The IAIS's Insurance Core Principles, which provide a globally-accepted framework for the supervision of the insurance sector and ComFrame evolution, are expected to create continued development in both prudential and conduct regulations over the next two to three years.

In the US, some parts of the Department of Labor (DoL) rule introducing fiduciary obligations for distributors of investment products, which may reshape dramatically the distribution of retirement products, became effective on 9 June 2017. This included those provisions on impartial conduct standards, although other provisions of the rule have now been delayed until 1 July 2019. Jackson has introduced fee-based variable annuity products in response to the introduction of the rule, and we anticipate that the business's strong relationships with distributors, history of product innovation and efficient operations should further mitigate any impacts.

The US National Association of Insurance Commissioners (NAIC) is continuing its industry consultation with the aim of reducing the non-economic volatility in the variable annuity statutory balance sheet and risk management. Following two industry quantitative impact studies, proposed changes to the current framework have been released by the NAIC for comment from industry and other interested parties. Jackson continues to be engaged in the consultation and testing process. The proposed changes are expected to be effective from 2019 at the earliest. In December 2017, the Tax Cuts and Jobs Act was signed into law in the US. Some uncertainty exists on the implications of the tax reforms on the NAIC's proposals.

A degree of uncertainty as to the timing, status and final scope of these key US reforms exists. Our preparations to manage the impact of these reforms will continue while we await further clarification.

In May 2017, the International Accounting Standards Board (IASB) published IFRS 17 which will introduce fundamental changes to the statutory reporting of insurance entities that prepare accounts according to IFRS from 2021. The Group is reviewing the complex requirements of the standard and is considering its potential impact. This is expected to, among other things, include altering the timing of IFRS profit recognition, and the implementation of the standard is likely to require changes to the Group's IT, actuarial and finance systems.

In Asia, regulatory regimes are developing at different speeds, driven by a combination of global factors and local considerations. New local capital rules and requirements could be introduced in these and other regulatory regimes that challenge legal or ownership structures, current sales practices, or could be applied to sales made prior to their introduction retrospectively, which could have a negative impact on Prudential's business or reported results.

c.     Cyber risk

Cyber risk remains an area of heightened focus after a number of recent high profile attacks and data losses. The growing maturity and industrialisation of cyber-criminal capability, together with an increasing level of understanding of complex financial transactions by criminal groups, are two reasons why risks to the financial services industry are increasing. Disruption to the availability, confidentiality and integrity of our IT systems could make it difficult to recover critical services, result in damage to assets and compromise the integrity and security of data. This could result in significant impacts to business continuity, our customer relationship and our brand reputation. Developments in data protection worldwide (such as the EU General Data Protection Regulation that comes into force in May 2018) may increase the financial and reputational implications for Prudential of a breach of its (or third-party suppliers') IT systems.

Given this, cyber security is seen as a key risk for the Group and is an area of increased scrutiny by global regulators. The threat landscape is continuously evolving, and our assessment is that the systemic risk from untargeted but sophisticated and automated attacks has increased. Cyber risks are also increasingly stemming from geopolitical tensions.

The core objectives of our Cyber Risk Management Strategy are: to develop a comprehensive situational awareness of our business in cyberspace; to pro-actively engage cyber attackers to minimise harm to our business; and to enable the business to grow confidently and safely in cyberspace.

Our Cyber Defence Plan consists of a number of work-streams, including developing our ability to deal with incidents; alignment with our digital transformation strategy; and increasing cyber oversight and assurance to the Board. We have made progress in all of these across 2017. Protecting our customers remains core to our business, and the successful delivery of the Cyber Defence Plan will reinforce our capabilities to continue doing so in cyberspace as we transition to a digital business.

The Board receives periodic updates on cyber risk management throughout the year, which includes assessments against the core objectives under our Group-wide Cyber Risk Management Strategy and progress updates on the associated Group-wide Coordinated Cyber Defence Plan.

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

Note

1
Based on hierarchy of Standard and Poor's Moody's and Fitch, where available and if unavailable, internal ratings have been used.

SUPERVISION AND REGULATION OF PRUDENTIAL

Prudential's principal insurance and investment operations are in Asia, the United Kingdom ('UK'), and the United States ('US'). Accordingly, it is subject to applicable Asian, UK and US insurance and other financial services regulation which is discussed below.

Group supervision

The UK's Prudential Regulation Authority ('PRA') is Prudential Group's 'lead supervisor', with a key focus on solvency and financial soundness.

The regulators which supervise the Group do so on a cross-border basis through a 'regulatory college'. The college, which meets at an annual event hosted by the PRA, includes a number of non-UK regulators who supervise Prudential's overseas operations, as well as representatives from the Financial Conduct Authority (FCA) and European Insurance and Occupational Pensions Authority ('EIOPA'). Prudential is invited to present to the College on topics pre-agreed with the PRA during the course of planning for the College.

Global regulatory developments and trends

There are a number of ongoing policy initiatives and regulatory developments at the global level that are having an impact on the way Prudential is regulated and supervised. These include the work of the Financial Stability Board ('FSB') (an international body established to coordinate, develop and promote effective regulatory, supervisory and other financial sector policies in the interest of financial stability) and the work of standard-setting institutions such as the International Association of Insurance Supervisors ('IAIS') and the International Organisation of Securities Commissions ('IOSCO').

Since 2010, the IAIS, under the auspices of the FSB and G20, has been developing a comprehensive insurance regulatory standards framework, which member regulators are expected to apply within their jurisdictions. The framework encompasses two main work streams for Group-wide insurance supervision. These sets of rules are intended to increase oversight of insurance groups and enhance existing policy measures in an attempt to reduce systemic risk. The first is a set of measures that apply to Global Systemically Important Insurers (G-SIIs) and impose additional regulatory requirements that include enhanced measures, in particular the development of Systemic Risk Management Plans ('SRMP'), Liquidity Risk Management Plans ('LRMP') and Recovery and Resolution planning; as well as the development of a capital add-on in the form of Higher Loss Absorbency (HLA). On 21 November 2017, the FSB, in consultation with the IAIS, announced a roll-over of the 2016 G-SII list as it continues to review its G-SII assessment methodology. Concurrently, the IAIS launched a public consultation in March 2017 on proposals to develop an Activities-Based Approach ('ABA') to systemic risk in the insurance sector. Once developed, this approach may have significant implications for the assessment of systemic risk and for the identification and application of G-SII measures. The second work stream, ComFrame, or the Common Framework for the Supervision of Internationally Active Insurance Groups ('IAIGs'), is a harmonised set of rules for the supervision of IAIGs. The ComFrame proposals include a risk-based global insurance capital standard ('ICS'). The ComFrame standards are still under development and are not expected to be formally adopted by the IAIS until 2020.

Prudential remains a G-SII and therefore is in scope of applicable IAIS measures.

The European Union's Solvency II Directive came into effect on 1 January 2016, although the future application of the Solvency II regime to UK insurers remains uncertain following the UK's decision in June 2016 to leave the EU ('Brexit'). A series of reviews of the Solvency II Directive are scheduled until 2021. It remains unclear what regime will be in place for UK insurers following Brexit.

UK supervision and regulation

The Financial Services and Markets Act 2000

Prudential's insurance and investment businesses in the UK are regulated under the Financial Services and Markets Act 2000 ('FSMA 2000'), as amended by the Financial Services Act ('FS Act') 2012, the Financial Services (Banking Reform) Act 2013 and other legislation. In addition, those businesses are subject to various UK laws, such as the Data Protection Act 1998 (to be repealed in May 2018 as part of measures to implement the EU General Data Protection Regulation ('GDPR')), in relation to the processing of customer data, and various Pension Acts, some of which require the relevant Prudential entity to be licensed or registered.

UK regulatory regime

There are two principal financial services regulators in the UK:

•
the PRA, which oversees macro-prudential regulation of deposit-takers, insurers and a small number of systemically important investment firms; and

•
the FCA, which is responsible for conduct of business regulation of all authorised firms and the prudential regulation of firms not regulated by the PRA.

The activities of the PRA and FCA are dictated in part by initiatives developed by bodies within the European Union. In relation to Prudential's UK businesses, the European Insurance and Occupational Pensions Authority and the European Securities and Markets Authority are responsible for strengthening the supervisory framework for financial services across all EU member states.

In discharging their respective functions, the PRA and FCA have separate objectives as defined in FSMA 2000 (as amended by the FS Act). The general objective of the PRA is to promote the safety and soundness of the firms it regulates. The PRA also has an insurance objective, which is to contribute to the securing of an appropriate degree of protection for those who are or may become policyholders. The strategic objective of the FCA is to ensure that the relevant markets that it regulates function properly. The FCA is responsible for the regulation of conduct in retail as well as wholesale financial markets and the infrastructure that supports those markets. The FCA has three operational objectives: to secure an appropriate degree of protection for consumers; to protect and enhance the integrity of the UK financial system; and to promote effective competition in the interests of consumers.

The approach of the PRA and FCA

Two of Prudential's subsidiaries that carry on insurance business in the UK (The Prudential Assurance Company Limited ('PAC') and Prudential Pensions Limited) are 'dual-regulated' firms, meaning they are regulated by the PRA for prudential purposes and by the FCA for conduct purposes. Prudential Lifetime Mortgages Limited (PLML), which undertakes lifetime mortgage business, is also dual-regulated. Although it closed to new business in April 2010, PLML continues to service its existing customers. A number of Prudential's subsidiaries are regulated by the FCA on a solo basis. This includes Prudential Distribution Limited, Prudential Financial Planning Limited, and a number of UK firms that carry on Prudential M&G's investment management business.

Close and regular contact between the PRA and FCA and senior managers remains a feature of the UK regulatory regime. Both regulators have continued to focus on risk and governance frameworks, although pursued through distinct supervisory programmes.

Both the PRA and FCA weight their supervisory activity towards those issues and insurers which, in their opinion, pose the greatest risks to their respective statutory objectives, based on a continuous cycle of assessments. For significant firms such as Prudential, the PRA conducts an annual detailed business model analysis which (in the case of an insurer) includes formulating a projection of an insurer's ability to generate returns, and any associated risks. The PRA may require the insurer to change its business model if it believes that mitigating measures alone cannot adequately reduce material risks to safety and soundness and to policyholder protection.

Main features of regulation applicable to Prudential's insurance and investment businesses

Principles for businesses and fundamental rules

An authorised firm is subject to a range of ongoing regulatory requirements supervised by the FCA. Dual-regulated firms are also supervised by the PRA. Two of the fundamental requirements that must be met at all times are to ensure that the firm has adequate resources to carry on its business, and to meet 'Fit and Proper' requirements. Key features of these regulatory requirements are the FCA's 11 'Principles for Businesses' and the PRA's eight 'Fundamental Rules'. These cover areas such as the firm's relationship with the FCA and PRA, the need to conduct business with integrity and the requirement to pay due regard to the interests of customers and treat them fairly.

Individual accountability

The Senior Insurance Managers' Regime ('SIMR') has applied since 7 March 2016. It is broadly in line with the Senior Manager and Certification Regime ('SMCR') implemented for the banking sector in the UK, but with some differences which arise from Solvency II systems of governance requirements. The SIMR focusses in particular on the conduct of senior managers and their individual responsibility for decisions. This emphasis on senior executive conduct and accountability allows the PRA to subject any firm that fails to uphold the new requirements to regulatory censure. Senior managers have core responsibilities prescribed to them, according to their role.
The SIMR introduced the concepts of 'Senior Insurance Management Functions', 'Significant Influence Functions' and 'Key Functions'. An operational failure of any of these functions (owing to mismanagement or a lack of proper oversight) could lead to significant losses being incurred by the business and a failure of the firm's ongoing ability to meet its obligations to policyholders. The system of governance of each Solvency II insurance firm and group needs to cover at least the following key functions: risk management, compliance, internal audit and actuarial.

The SIMR will ultimately be replaced by the SMCR, which is to be extended to cover all regulated financial institutions (including insurers) later in 2018. This will place additional responsibility on insurers and asset managers to identify a population of certificated individuals who will be required to meet the 'Fit and Proper' requirements. The new regime will also require firms to notify the regulators in the event of disciplinary action taken against senior managers for breaches of conduct rules.

Capital requirements for insurers

As noted above, in order to maintain authorised status under the FSMA 2000, firms must continue to satisfy certain threshold conditions which, inter alia, require firms to have adequate resources for the carrying on of their business. The majority of the rules which govern the prudential regulation of insurers are currently found in the 'Minimum Capital Requirement', 'Own Funds' and 'Solvency Capital Requirement' parts of the PRA Rulebook, which came into force on 1 January 2016 as part of the implementation of Solvency II.

Solvency II's main aim is to ensure the financial stability of the insurance industry and to protect policyholders through revised solvency requirements which are better matched to the true risks of the business. The framework is outlined in the Solvency II Directive, with much of the detail in the rules set out in the Solvency II Delegated Regulation and certain 'Level 2' implementing measures. These measures are accompanied by further requirements developed by EIOPA, namely, the Implementing

Technical Standards (which aim to ensure the uniform application of the Solvency II Directive) and Guidelines necessary to guarantee convergence of Solvency II implementation.

A key element of Solvency II is the focus on a supervisory review at the level of the individual legal entity. Insurers have been encouraged to improve their risk management processes and are allowed to make use of internal economic capital models to calculate capital requirements, subject to approval by the local regulator (the PRA in the UK). In addition, Solvency II requires firms to develop and embed an effective risk management system as a fundamental element of running the firm.

The regime also requires firms to disclose a considerably greater level of qualitative and quantitative information, both to their own supervisor (through Regular Supervisory Reporting ('RSR')) and to the market (through the publication of a Solvency and Financial Condition Report ('SFCR')). This is intended to increase transparency, facilitate comparison across the industry and enable supervisors to identify if firms are heading for financial difficulty at an earlier stage.

Further details on the Group Solvency II capital position at 31 December 2017 are set out in the Capital Position section within Explanation of Performance and Other Financial Measures.

Conduct of business rules

The FCA's Conduct of Business Rules (and, for insurers, the FCA's Insurance Conduct of Business Rules) stipulate the day-to-day standards that should be observed by authorised persons when carrying on regulated activities.

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

Financial advice and fairness

In March 2016, HM Treasury and the FCA published their Financial Advice and Market Review final report, which set out 28 recommendations to increase the accessibility and affordability of the advice and guidance that consumers receive in the UK.

This review considered all types of retail financial products including pensions, savings, mortgages and insurance. The recommendations focused on three key areas:

•
affordability—advice and guidance to the mass market should be more cost-effective. Firms should develop more streamlined services and engage with customers in a more effective way.

•
accessibility—implementing procedures to help consumers engage more effectively with advice. These include making consumers' own information more easily available to them and to those who advise them, the development of "rules of thumb" and the use of 'nudges' to encourage customers to seek support at key life stages. The report also recommend measures to help employers give more support to their staff on financial matters; and

•
liabilities and consumer redress—recommendations to increase clarity and transparency about the way in which the Financial Ombudsman Service ('FOS') deals with consumer complaints. The report also makes recommendations in relation to the FCA's review of funding the Financial Services Compensation Scheme ('FSCS') to assist advisers struggling to predict and budget for the levy they have to pay.

Many of these recommendations have now been implemented, with outstanding changes to be implemented throughout 2018.

Thematic Review of Non-Advised Annuity Sales Practices

On 14 October 2016, the FCA published its findings following the conclusion of its 'Thematic Review of Non-Advised Annuity Sales Practices'. The FCA wanted to establish whether firms provided customers with sufficient information about enhanced annuities. In conjunction with this, Prudential has agreed with the FCA to review annuities sold without advice after 1 July 2008 to its contract-based defined contribution pension customers. The review will examine whether customers were given sufficient information about their potential eligibility to purchase an enhanced annuity, either from Prudential or another pension provider. The FCA formally released its redress calculation methodology in early 2018 and accordingly Prudential reassessed the provision held to cover the costs of undertaking the review and any potential redress. At 31 December 2017, following this reassessment, the gross provision was increased to £400 million (2016: £175 million), excluding any utilisation during the year. The ultimate amount that will be expended by the Group on the review, which is currently expected to be completed in 2019, remains uncertain. Although the Group's professional indemnity insurance is expected to mitigate the overall financial impact of this review, with potential insurance recoveries of up to £175 million, no such recovery has been factored in the provision, in accordance with the requirements of IAS 37 'Provisions, Contingent Liabilities and Contingent Assets'.

Consumer protection, the FOS, the FSCS and the Pension Protection Fund ('PPF')

Authorised firms must have appropriate complaints handling procedures, the standards for which are set out in the FCA Handbook. However, once these procedures have been exhausted, qualifying complainants may turn to the FOS. The FOS is empowered to order firms to pay fair compensation for loss and damage and may order a firm to take such steps as the FOS determines to be just and appropriate in order to remedy a complaint. The actual level of compensation customers receive will depend on the basis of their claim. The FSCS only pays compensation for financial loss.

The FSCS is intended to compensate individuals and other groups of 'eligible claimants', including certain trustees, for claims against an authorised firm where the authorised firm is unable or unlikely to be able to meet those claims (generally, when it is insolvent or has gone out of business). Both the PRA and the FCA have rule-making powers for the FSCS and the FSCS is accountable to both regulators.

In addition, the PPF is a statutory fund aimed at protecting members of eligible pension schemes where their employer (or a past employer) has become insolvent and the pension scheme can no longer afford to pay the promised pension.

All of the above schemes are funded by levies on the UK financial services industry. The FCA has proposed changes to the apportionment of levies that fund FSCS compensation costs. Of these, the most significant proposal is the requirement for product manufactures to pay 25 per cent of the levy required to fund claims arising from the activity of intermediaries. At present, this levy is applied in its entirety to the intermediary market. A policy statement is expected in the second quarter of 2018 with any rule change expected to be effected in 2019.

Financial crime

The prevention of financial crime is a key element of the FCA's statutory remit to protect the integrity of the UK financial system. The FCA provides regulatory oversight of financial crime, including anti-money laundering, sanctions, and anti-bribery and corruption. The FCA requires firms to put in place appropriate systems and controls to mitigate financial crime risks, and it examines these on an ongoing basis as part of its proactive supervision agenda.

The UK is a member of the Financial Action Task Force ('FATF'), an international body that sets the standard for anti-money laundering. The FATF conducts scheduled mutual evaluation reviews of member countries and these help anticipate regulatory expectations. The FATF is scheduled to carry out its next mutual evaluation of the UK during 2018.

The Fourth Anti Money Laundering Directive was adopted by the European Parliament and EU Council of Finance Ministers in May 2015 and took effect in June 2017. Following consultation by the UK Government it was transposed in to the Money Laundering, Terrorist Financing and Transfer of Funds Regulations 2017. UK firms are required to comply with the new regulations. Prudential analysed the revised EU rules and has implemented all required changes.

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

The General Data Protection Regulation ('GDPR') was adopted by the European Parliament and the EU Council of Finance Ministers in April 2016 and will apply from May 2018. The business has reviewed the requirements and identified the changes to incorporate these. An implementation plan is in place and we are working with outsourced service providers to make the necessary changes.

With-profits business

There is a requirement for every insurance company that carries on long-term business to appoint one or more actuaries to perform the actuarial function in respect of all classes of its long-term insurance business and the with-profits actuary function in respect of all classes of any with-profits business. Alongside the with-profits actuary, and also forming part of the 'second line of defence' from a compliance perspective, with-profits businesses are required to appoint a with-profits committee. This committee is composed of independent persons and acts in an advisory capacity to inform the decision-making of an insurer's governing body and to ensure that the interests of with-profits policyholders are adequately considered. The with-profits committee advises on the appointment of, and works closely with, the with-profits actuary.

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

Pensions

The Pensions Regulator ('TPR') is the statutory regulator for all work-based pension schemes in the UK.

Its statutory objectives are set out in the Pensions Act 2004, as amended by the Pensions Acts 2008 and 2014. These are to protect the benefits of members of occupational pension schemes; to protect the benefits of members of personal pension schemes where direct payment arrangements are in place; to reduce the risk of situations arising which may lead to compensation being payable from the Pension Protection Fund ('PPF'); in relation to defined benefit ('DB') scheme funding only, to minimise any adverse impact on the sustainable growth of an employer; to maximise employer compliance with employer duties and the employment and pre-employment safeguards; and to promote, and to improve understanding of, the good administration of work-based pension schemes.

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

Regulation of investment business

Certain of Prudential's subsidiaries are authorised to carry on investment business and are subject to regulation and supervision under FSMA 2000. UK asset management can also be subject to additional regulation in other jurisdictions in which they operate. For example, certain M&G UK subsidiaries that operate outside of the UK are also subject to regulation by local regulatory authorities.

Markets in Financial Instruments Directive ('MiFID')

MiFID sets out detailed authorisation and operating conditions for investment firms and regulated markets. In October 2011, the European Commission published proposals to amend MiFID, the 'MiFID II' Directive and introduce a new Markets in Financial Instruments Regulation ('MiFIR'). Implementation of the new laws took effect from 3 January 2018, one year after the original deadline. There has been significant work done across the industry as a whole to build good practice and consistency across MiFID II for example in Product Governance.

Insurance Distribution Directive

The Insurance Distribution Directive (IDD), like MiFID II, is designed to increase consumer protection by updating its predecessor, the Insurance Mediation Directive. Both MiFID II and IDD look to enhance consumer protection via a number of common conduct topics, for example, product oversight and governance, suitability, appropriateness, conflicts of interest and inducements. The IDD was originally due to come into force on 23 February 2018. The European Commission has proposed to delay the application date of the IDD until 1 October 2018 but the delay is subject to further legislative procedure at EU level. Her Majesty's Treasury (HMT) has subsequently announced its intention not to transpose the IDD into UK national law before the delay is confirmed at EU level. This means that firms will not have to implement these requirements by 23 February 2018. It is anticipated that the revised application date, still expected to be 1 October 2018, will be officially confirmed around mid-March 2018.

Packaged Retail Insurance-Based and Investment Products Regulation ('PRIIPs')

In order to facilitate similar disclosure for all investment products sold to retail clients (including insurance contracts), PRIIPS Regulation requires the production of the Key Information Document ('KID') for products and allows a separate document to show information on the funds. The KID will be a short and consumer-friendly document that will give investors all the key facts and figures about a PRIIP. The PRIIPs Regulation was agreed by the European Parliament and EU Council of Ministers in March 2014 and became effective on 1 January 2018. The relevant entities of M&G Prudential to which PRIIPs apply have Implemented the requirements.

Advising on Pension Transfers

On 21 June 2017, the FCA published proposed changes to its rules and guidance on advising on pension transfers. The aim of the proposals is to improve consumer outcomes through improving the quality of advice on pension transfers. Final rules are expected in March 2018.

Retirement Outcomes Review

In July 2017 the FCA published its interim report from its Retirement Outcomes Review. It sets out it findings within the sector and has invited feedback from the industry on several potential remedies. They include default investment pathways and a charge cap for non-advised drawdown, removing the requirement to take benefits from a plan to access the tax free cash element and mandating the use of a summary cost indicator in customer communications. The final report is expected in the second quarter of 2018.

European Market Infrastructure Regulation ('EMIR')

The Regulation of the European Parliament and of the Council on OTC derivative transactions, central counterparties ('CCPs') and trade repositories, widely known as European Market Infrastructure Regulation, ('EMIR'), came into force on 16 August 2012, with its key provisions taking effect on a phased basis. Full implementation is expected to be achieved by the end of 2020. EMIR's rules are intended to lessen risk and increase transparency within the OTC derivative markets by introducing for most counterparties: (i) a reporting obligation for all derivatives; (ii) a clearing obligation for eligible OTC derivatives; (iii) measures to reduce counterparty credit risk and operational risk for bilaterally traded OTC derivatives, including through collateral requirements; (iv) common rules for CCPs and for trade repositories; and (v) rules on the establishment of interoperability between CCPs. Funds may have to hold more eligible collateral (cash and government bonds) in order to post initial margin.

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

Regimes for the exchange of tax information

Financial institutions in the UK are increasingly being required to provide certain information about their customers, or persons who control their customers, to HMRC. This is due to the introduction and domestic implementation of various international reporting and transparency regimes, including FATCA, the OECD's Common Reporting Standard (the 'CRS') and the EU Directive on administrative cooperation in the field of taxation (the 'DAC'). The information obtained by HMRC may be exchanged with tax authorities in other countries. The obligations of UK financial institutions to report information to HMRC for the purposes of FATCA, the CRS and the DAC are set out in the International Tax Compliance Regulations 2015 (SI 2015/878) (the "International Tax Compliance Regulations").

For further information about the impact of FATCA, please see 'US Supervision and Regulation—Implementation of US Foreign Account Tax Compliance Act ('FATCA') provisions' below.

The UK Criminal Finances Act 2017 created two new corporate criminal offences for corporates which fail to prevent the facilitation of tax evasion. Prudential has taken measures to ensure it is in compliance with the Act.

Asian supervision and regulation

1.    Regulators, Laws and Major Regulations of Insurance Business

Prudential's businesses in Asia are subject to all relevant local regulatory and supervisory schemes. These laws and regulations vary from country to country, but it is the local regulators that typically grant (or revoke) licenses and therefore control the ability to operate a business.

The regulatory environment continues to evolve in Asia, where economies in the region are in various phases of maturity. In general (though there are exceptions), regulators in developing economies continue to build the regulatory framework relevant to their level of economic development. This increased regulatory pressure will continue to affect Prudential's Asian businesses.

In general, regulatory regimes will include features governing the registration of agents, regulation of product features, approval of products, asset allocation, minimum capital, the basis for calculating the company's solvency and reserves, the valuation of policyholder liabilities, conditions for outsourcing functions, corporate governance risk management, policyholder and investor protection, as well as anti-money laundering ('AML') and sanctions, 'know your client' requirements and data protection requirements. Regulatory authorities may also regulate affiliations with other financial institutions, shareholder structures and the injection of capital and payment of dividends. Financial statements and other returns are filed with the regulators. A number of jurisdictions across Asia require insurance companies to participate in policyholder protection schemes (ie contribute to a fund to support policyholders in the event of an insurance company failing).

The increasingly extraterritorial approach of certain regulators outside Asia, aimed among other things at protecting financial systems from systemic risks and curbing tax avoidance, could have wider consequences on financial groups in the Asia-Pacific region. For example, financial institutions are required to comply with new tax information exchange/disclosure regulations or standards with extraterritorial reach such as the US Foreign Account Tax Compliance Act ('FATCA') provisions' below and the Organisation for Economic Co-operation and Development's Common Reporting Standard ('CRS') which aims to increase global tax transparency and improve international tax compliance. Significant changes to business processes and systems are required by Prudential's businesses in Asia in order to comply with the new requirements to identify and report on non-local tax residents. The effects of anti-bribery legislation in the UK, US and elsewhere have also become increasingly significant outside of such legislations' home jurisdictions. Prudential Corporation Asia's ('PCA's') business units are required to adhere to Prudential's group-wide policy designed to comply with the EU Solvency II requirements. In addition, where applicable, the local businesses shall also follow the local risk based capital (RBC) requirements, some of these RBC frameworks follow similar principles of those of the Solvency II.

Conduct of Business and Consumer Protection continue to be a key priority for regulators in Asia. The focus continues to be on product design, commission structure, marketing literature and sales processes, and agency business models.

Significant additional details of the regulatory regimes to which PCA's insurance operations are subject are discussed below:

Indonesia—PT. Prudential Life Assurance

PT. Prudential Life Assurance is authorised to carry on long-term (ie for an indefinite period) insurance business in Indonesia. Prudential's operations in Indonesia are authorised to distribute life insurance products based on either conventional or Shariah principles, through agency and bancassurance (including direct marketing) channels.

The Otoritas Jasa Keuangan ('OJK') is the regulator responsible for supervising the banking industry, capital markets and insurance industry. The financial regulatory regime in Indonesia operates on a 'twin peaks' model with the OJK responsible for microprudential supervision and Bank Indonesia ('BI') retaining its macroprudential responsibilities. The implementation of AML controls in the insurance industry is monitored by the Indonesian Financial Transaction Reports and Analysis Center (or Pusat Pelaporan dan Analisis Transaksi Keuangan in Indonesian (the 'PPATK').

Law No. 40 of 2014 on Insurance which was enacted on October 17, 2014 is the principal legislation relating to insurance business (Insurance Law). Pursuant to Law Number 40, year 2014, the Government plans to issue new regulations regarding foreign ownership in insurance companies. Pending the enactment of any new regulation, the maximum foreign ownership in insurance companies is subject to the provisions under the old insurance law.

Singapore—Prudential Assurance Company Singapore (Pte.) Limited

Prudential Assurance Company Singapore (Pte.) Limited is registered by the Monetary Authority of Singapore (the 'MAS') to design and sell both life and accident and health insurance products pursuant to the Insurance Act and Financial Advisers Act.

Under the Insurance Act, the MAS is responsible for insurance regulation and supervision of insurance companies. MAS regulation covers, inter alia, product development, pricing and management of insurance products, market conduct standards, investments undertaken, public disclosure requirements, reinsurance management, maximum representatives tier structure, loans and advances and product disclosure. The MAS also issues directions and regulations for the prevention of money laundering and to counter financing terrorism; this is in addition to the general AML law under which suspicious transactions must also be notified to the Commercial Affairs Department, an enforcement agency of the Singapore Police Force.

In addition, the Singapore Financial Adviser Act gives the MAS the authority to regulate and supervise all financial advisory activities conducted by insurance companies. MAS regulation covers, among other things, the appointment and training of representatives, disciplinary action, mandatory disclosure to clients, sales and recommendations process on investment products, replacement (switching) of investment products and fair dealings with customers. Mandatory disclosure to clients covers both product information and basic data about the representatives and the firm.

The MAS has implemented regulations to give effect to the policy proposals under the Financial Advisory Industry Review ('FAIR') with the aim of raising the standards and professionalism of the financial advisory industry and enhancing the market efficiency of the distribution of life insurance and investment products in Singapore. FAIR introduced the balanced scorecard remuneration framework that rewards the provision of quality advice in order to align the interests of representatives with that of customers. A direct channel was also required of each insurance company, through which basic insurance products can be purchased without incurring commissions. A web aggregator to enhance comparability amongst life insurance products has also been launched.

In addition, the Central Provident Fund (the 'CPF') Board acts as a trustee of social security savings schemes jointly supported by employees, employers and the government. The CPF Board regulates insurers in the operation of various CPF schemes including the CPF Investment Scheme where CPF monies are used by policyholders to purchase insurance policies such as annuities and investment linked policies.

The MAS has detailed regulatory frameworks to govern insurance companies and the distribution of insurance products in Singapore.

Hong Kong

Prudential currently operates two subsidiaries, Prudential Hong Kong Limited ('PHKL') and Prudential General Insurance Hong Kong Limited ('PGHK'), to manage separately the life and general businesses. Both entities' market conduct is regulated by the relevant regulators in Hong Kong.

The newly established Hong Kong Insurance Authority (HKIA) officially commenced operations on 26 June 2017, taking over from the Office of the Commissioner of Insurance which was disbanded on the same day. The HKIA is responsible for administering the Insurance Ordinance. Its objectives are to: modernise the insurance industry regulatory infrastructure to facilitate the stable development of the industry, provide better protection for policyholders and comply with the requirements of the 'IAIS' insurance regulators should be financially and operationally independent from the government and industry. The intention is for HKIA to be more independent of the government than the Office of the Commissioner of Insurance (OCI). It has a long-term aim to be funded independently of government and a new policyholder levy of 0.1% of insurance premium will begin on 1 January 2018, subject to a cap of HKD 100 on long term insurance policies and HKD 5,000 on general insurance policies.

HKIA will be around twice the size of OCI and it will have additional investigatory powers such as the right to enter an insurer's premises and take copies of records and documents without warrant. A separate team has been created for investigations which is expected to make greater use of data analysis than OCI. HKIA will also take over licencing from Insurance Agents Registration Board (IARB) in 2018.

The sale of mandatory pension products by agents is regulated by the Mandatory Provident Fund Authority which licenses and supervises the conduct of MPF intermediaries, and the Securities Futures Commission.

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

Malaysia—Prudential Assurance Malaysia Berhad

Prudential Assurance Malaysia Berhad ('PAMB') carries out life insurance business in Malaysia.

The Bank Negara Malaysia ('BNM') is the central bank of Malaysia and is the regulatory body responsible for supervising and regulating the financial services sector, including the conduct of insurance and Takaful (insurance that is compliant with Islamic principles) business. BNM places considerable emphasis on fair market conduct by the insurance industry and protection of consumers' interests and is also responsible for administering legislation in relation to AML matters. BNM has the power to enforce sanctions on financial institutions.

In addition, PAMB is a member of the Life Insurance Association of Malaysia ('LIAM'), a self-regulatory body. Resolutions and circulars issued by LIAM are binding on the member insurance companies.

The Financial Services Action 2013 ('FSA') is the principal legislation governing insurance businesses in Malaysia. The FSA provides for the regulation and supervision of financial institutions, payment systems and other relevant entities and the oversight of the money market and foreign exchange market to promote financial stability and for related, consequential or incidental matters. Under the FSA, insurers holding composite licenses are prohibited from carrying out both general and life insurance businesses. Consequently, PAMB sold off its general insurance portfolio to another insurer in 2017. Further, the FSA covers, among other things provisions for licensing of insurers, prudential requirements, corporate governance, management of insurance funds, financial holding companies, business conduct and consumer protection, and powers granted to BNM for enforcement and supervision, The FSA also places greater accountability on the board of directors and senior management in their management and oversight of an insurer.

BNM issued the Life Insurance and Family Takaful Framework ('LIFE Framework') in November 2015.The LIFE Framework aims to promote innovation and a more competitive market supported by higher levels of professionalism and transparency in the provision of insurance and Takaful products and services. This will be achieved through specific initiatives introduced under the 3 Pillars of the LIFE Framework.

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

Market liberalisation measures were introduced by BNM in April 2009, which increases the limit from 49 per cent to 70 per cent on foreign equity ownership for insurance companies and Takaful operators in Malaysia. A higher foreign equity limit beyond 70 per cent for insurance companies will be considered by BNM on a case-by-case basis for companies who can facilitate consolidation and rationalisation of the Malaysian insurance market.

Malaysia (Takaful business)—Prudential BSN Takaful Berhad

Prudential BSN Takaful Berhad ('Prudential Takaful') (a Prudential joint venture with Bank Simpanan Nasional) was one of the first overseas insurers to be granted a domestic Takaful License in Malaysia.

The Takaful business in Malaysia is also regulated by BNM. In addition, Prudential Takaful is also a member of the Malaysian Takaful Association ('MTA'), an association for Takaful operators that seeks to improve industry self-regulation through uniformity in market practice and to promote a higher level of co-operation.

Takaful in Malaysia is considered to be part of mainstream mercantile law, and is subject to the civil court structure at the federal level. It is not regulated by Shariah law in Shariah courts as the Shariah courts do not deal with commercial transactions. However, the operations of a Takaful Operator ('TO') must conform to the rules and requirements of Shariah as regulated in the Islamic Financial Services Act 2013 ('IFSA'), which came into effect from 30 June 2013, repealing the earlier Takaful Act 1984. The IFSA provides a comprehensive legal framework that is fully consistent with Shariah in all aspects of regulation and supervision, from licensing to the winding-up of an institution. The IFSA is similar to the FSA issued for conventional insurers.

The IFSA recognises the BNM's Shariah Advisory Council ('SAC') as the sole authority on Shariah matters. As the reference body and advisor to BNM on Shariah matters, the SAC is also responsible for validating all Takaful products to ensure their compatibility with Shariah principles. A TO is also required to establish a Shariah Committee, approved by BNM, to which the SAC will give guidance and advice on operations and business activities. BNM has also issued a specific Shariah Governance Framework that prescribes governance arrangements for Islamic Financial Institutions, including TOs.

The BNM's LIFE Framework referred to in the subsection above also impacts on the family Takaful industry.

Vietnam—Prudential Vietnam Assurance Private Limited

Prudential Vietnam Assurance Private Limited ('PVA') is licensed and regulated by the Ministry of Finance of Vietnam (the 'MoF') as a life insurance company. An insurance company is not permitted to operate both life and non-life insurance at the same time, except in the case of a life insurance company that offers personal health and protection care insurance as a supplement to life insurance.

The Insurance Supervision Authority of the MoF specifically undertakes the supervision of insurance companies. The fundamental principles of the operation of insurance companies are set out in the Insurance Business Law.

AML controls in the insurance industry are monitored by the Anti-Money Laundering Department under the Banking Inspectorate and Supervision Department of the State Bank of Vietnam.

Thailand—Prudential Life Assurance (Thailand) Public Company Limited

Prudential Life Assurance (Thailand) Public Company Limited ('PLT') holds a life insurance license and is authorised to offer life insurance products. This also includes an authorisation to offer products with an investment linked feature.

PLT is regulated and supervised by the Office of Insurance Commission ('OIC'), the independent regulatory organisation handling day-to-day insurance business affairs and reporting to the Ministry of Finance. The OIC has the power to manage and supervise insurance companies, protect insured persons and the general public, implement policies with respect to insurance funds, and regulate the professional conduct, qualifications and licensing of insurance brokers, agents and actuaries.

In respect of AML, all life insurance businesses are also regulated by the Anti-Money Laundering Office ('AMLO'), the authority responsible for enforcement of the Anti-Money Laundering Act, B.E. 2542 (1999). AMLO is an independent governmental agency and all suspicious transaction reporting is to be made to the AMLO.

In October 2017, OIC issued draft amendments to Life Insurance Act, which proposed new/amended provisions for the regulation of electronic transactions and to increase supervision of agents and brokers.

India—ICICI Prudential Life Insurance Company Limited

ICICI Prudential Life Insurance Company Limited (an associate in which Prudential has a 26 per cent share and the major shareholder is ICICI Bank Limited) is authorised to carry out long-term life insurance business in India.

The Insurance Regulatory & Development Authority of India ('IRDA') is the regulator for insurance business in India. The IRDA's duties include issuing certificates of registration to insurance companies, protecting the interests of policyholders, and regulating, promoting and ensuring the orderly growth of the insurance industry.

The principal legislation for insurance business is the Insurance Act 1938. Regulations and guidelines on specific matters have also been published to fulfil the purposes of the Insurance Act and to provide rules and norms for conduct of operations. In relation to AML and counter financing of terrorism ('CFT') requirements, insurers must also adhere to requirements of the Prevention of Money Laundering Act 2002 and specific guidelines issued by the IRDA in this regard. The Financial Intelligence Unit-India ('FIU-IND') is entrusted with the responsibility of receiving cash/suspicious transaction reports, analysing them and, as appropriate, disseminating valuable financial information to intelligence/enforcement agencies and regulatory authorities.

China—CITIC-Prudential Life Insurance Company Limited

CITIC-Prudential Life Insurance Company Limited (Prudential's joint venture with CITIC in which Prudential has a 50 per cent share) is authorised to conduct life insurance business in China. To date, CITIC-Prudential Life has business across China including the key markets of Guangdong, Beijing, Shanghai, Shenzhen, Hubei, Shandong, Zhejiang, Jiangsu, Tianjin, Guangxi, Fujian, Hebei, Liaoning, Shanxi, Henan and Sichuan.

The body responsible for regulation of the insurance sector is the China Insurance Regulatory Commission ('CIRC'). CIRC reports directly to the State Council. CIRC is authorised to conduct the administration, supervision and regulation of the Chinese insurance market, and to ensure that the insurance industry operates in a stable manner in compliance with the law. CIRC also has local offices in all 41 provinces and selected direct administrative cities and regions across the country, which set and administer implementation rules and guidelines in the application of the regulations introduced by CIRC.

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

The People's Bank of China ('PBOC') is entrusted with responsibility and authority to regulate all anti-money laundering activities in China and has actively been developing rules and guidance, requiring insurance companies to abide by the PRC's main AML law and regulations in connection with capital investment, transfers and set-up of new branches, as well as specifying senior management's responsibilities on AML.

Philippines—Pru Life Insurance Corporation of UK

Pru Life Insurance Corporation of UK is licensed in the Philippines as a life insurance company and is also permitted to offer health, accident and disability insurance.

The Insurance Code of the Philippines, as amended ('Insurance Code'), gives the power to supervise and regulate the operations and business of insurance companies to the Insurance Commission ('IC'). The IC is a government agency under the Department of Finance, and is headed by the Insurance Commissioner. IC regulation and supervision seeks, amongst other things, to ensure that adequate insurance protection is available to the public at a fair and reasonable cost and to ensure the financial stability of the insurance industry so that all legitimate claims of the insured public are met promptly and equitably, and to safeguard the rights and interests of the insured.

The implementation of AML controls for both in the insurance and the banking industries is monitored by the Anti-Money Laundering Council ('AMLC') where all covered transactions under the Anti-Money Laundering Act of 2001 ('AMLA') are to be reported to AMLC.

Taiwan—PCA Life Assurance Company Limited

PCA Life Assurance Company Limited is licensed to conduct life insurance business in Taiwan.

The Financial Supervisory Commission ('FSC') is responsible for regulating the entire financial services industry, including the banking, securities and insurance sectors. The FSC's responsibilities include supervision, examination and investigation. The Insurance Bureau ('IB') under the FSC acts as the executive supervisory authority for the FSC and is responsible for the insurance sector, while the Financial Examination Bureau (the 'FEB') principally carries out examinations and on-site visits of all financial institutions, including insurance companies, generally every two years.

The Anti-Money Laundering Division ('AMLD') as part of the Investigation Bureau under the Ministry of Justice is responsible for supervision of AML and counter financing of terrorism ('CFT') efforts.

Cambodia—Prudential (Cambodia) Life Assurance Plc

Prudential (Cambodia) Life Assurance Plc received its full operating licence from the Ministry of Economy and Finance (MEF) on 31 December 2012 and started selling life insurance policies in January 2013.

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

Laos—Prudential Life Assurance (Lao) Company Limited

Prudential Life Assurance (Lao) Company Limited received its insurance business operating licence from the Ministry of Finance ('MOF') on 5 April 2016 and commenced life insurance operations in the country in May 2016.

Insurance supervision comes under the purview of the MOF. The insurance regulatory framework is based on the Law on Insurance dated 21 December 2011 and the Ministerial Instruction on Implementing the Law on Insurance dated 19 February 2014.

2.    Regulation of investment and funds businesses and other regulated operations

Prudential conducts investment and fund businesses through subsidiaries or joint ventures ('JV') in Asia through Eastspring Investments: Hong Kong, Japan, Korea, Taiwan, The People's Republic of China, India, Singapore, Malaysia, Vietnam and Indonesia. Eastspring Investments also has a presence in Luxembourg, the US and the UK. All operations are authorised and licensed by the relevant authorities. Depending on the licensing regime in the respective countries, Eastspring entities are generally authorised to conduct fund/investment management and investment advisory activities for both retail and institutional funds. In addition, two of the JV companies are licensed to provide Trust services to funds.

The relevant authorities generally have broad supervisory and disciplinary powers, including the power to set minimum capital requirements, to temporarily or permanently revoke the authorisation to carry on regulated business, to suspend registered employees/licensed representatives, and to invoke censures and fines for both the regulated business and its registered employees/licensed representatives. Although the detailed regulations vary, common features of the regulatory regimes in each jurisdiction tend to include investment restrictions, advertising codes, requirements on treating customers fairly, disclosure requirements in prospectuses and/or marketing materials, requirements to seek unit holders'

approvals in certain instances, provision of financial statements and other periodic disclosures to regulators and audits by regulators.

In general, regulators across Asia have introduced various regulations aimed at improving the overall standards of the financial industry to be in line with international standards. The common focus among the different regulators remains on Anti-Money Laundering / Know Your Customers, customer protection, increasing management accountability and fund risk management. In Europe, regulators' focus is on the protection of client interest and data as well as improving market transparency.

Looking ahead to 2018, Asian regulators in Singapore, Hong Kong, Japan, Korea and Indonesia have all set up initiatives to encourage the development of financial technology as well as the use of new technology to facilitate the delivery of regulatory requirements or solutions. While Fintech/ Regtech is generally viewed as a tool to improve efficiency in business processes / compliance monitoring processes, regulators have also embraced the use of technology to collect more data and potentially can increase the level of scrutiny on the industry. For example, MAS has set up the Data Analytics Group to enable more efficient supervision of regulatory compliance.

Key regulators and licences for the Eastspring businesses in Asia are as follow:

Indonesia

PT Eastspring Investments Indonesia ('Eastspring Indonesia') is licensed as an Asset Management Company. It is regulated and supervised by the OJK and operates under the Law of Indonesian Capital Market and the corresponding regulations issued by OJK.

Singapore

Eastspring Investments (Singapore) Limited ('Eastspring Singapore') is regulated by the MAS. The Company holds a Capital Markets Services Licence under the Securities and Futures Act to conduct the following regulated activities: (a) fund management; and (b) dealing in securities. Eastspring Singapore is also an exempt financial adviser under the Financial Advisers Act, Cap 110 ('FAA').

Eastspring Singapore also holds other registrations outside of Singapore, including the Registered Investment Adviser with the Securities and Exchange Commission in the United States and the Renminbi Qualified Foreign Institutional Investors ('RQFII') with the China Securities Regulatory Commission in China.

Eastspring Singapore is the appointed fund manager and global distributor of the Luxembourg SICAV funds. As such UCITS and MiFID II are both relevant.

Hong Kong

Eastspring Investments (Hong Kong) Limited ('Eastspring HK') is licensed with the Hong Kong Securities and Futures Commission ('HKSFC') and authorised to deal in and advise on securities and undertake asset management activities in Hong Kong. It also holds a QFII license issued by the China Securities Regulatory Commission ('CSRC') and the State Administration of Foreign Exchange ('SAFE'). The company is also registered with the Korea Financial Supervisory Service (KFFS) as an offshore investment advisor for investment advisory business and investment discretionary management business.

Malaysia

Eastspring Investments Berhad holds a Capital Markets Services License to conduct regulated activities in fund management and dealings in securities restricted to unit trust.

Eastspring Al-Wara' Investments Berhad carries on Islamic asset management business to manage Shariah compliant mandates and holds a Capital Markets Services License to conduct regulated activities in fund management.

Both companies are regulated by the Securities Commission Malaysia.

Vietnam

Eastspring Investments Fund Management Company ('Eastspring Vietnam') is regulated by the State Securities Commission of Vietnam. Eastspring Vietnam is licensed to engage in investment management business and investment advisory business under the Securities Law.

India

ICICI Prudential Asset Management Company Limited is licensed to act as the Portfolio Manager under the Securities and Exchange Board of India ('SEBI') (Portfolio Managers) Regulations, 1993. It is acting as an Investment Manager of the schemes of ICICI Prudential Mutual Fund, ICIC Prudential Venture Capital Fund and Alternative Investment Funds which are registered with the SEBI.

South Korea

Eastspring Asset Management Korea Co. Ltd. ('Eastspring Korea') is regulated by the Financial Supervisory Committee ('FSC') and the Financial Supervisory Services ("FSS").

As a licensed Collective Asset Management Company (including professional private collective investment) and Discretionary and Advisory Asset Management Company, Eastspring Korea operates open/close ended funds management business and Institutional clients (such as Pooled funds, and various insurance companies) mandates management business.

China

CITIC-Prudential Fund Management Company Limited is regulated by the China Securities Regulatory Commission and holds a licence for mutual funds, Discretionary Asset Management products, Qualified Domestic Institutional Investors products and advisory services.

The legislative framework of China's fund industry comprises the China Securities Investment Funds Law and a set of ancillary regulations.

On 5 March 2018, a new investment management wholly-foreign owned enterprise (IM WFOE) has been established in China. The IM WFOE will allow Eastspring to operate an onshore investment management business in China, subject to registration of the IM WFOE with the Asset Management Association of China (AMAC) as a Private Fund Manager. Once the registration is complete, Eastspring will be able to manage and distribute private funds to qualified clients in China.

Japan

Eastspring Investments Limited ('Eastspring Japan') is registered with the Kanto Local Finance Bureau which is under the Financial Services Agency ('JFSA') to engage in (a) type II financial instruments business, (b) investment management business, (c) investment advisory & agency business under the Financial Instruments and Exchange Act ('FIEA'). Eastspring Japan is regulated and supervised by the JFSA for its day-to-day operations, including filing/ reporting.

Luxembourg

Eastspring Investments (Luxembourg) S.A. ('Eastspring Lux'), was incorporated on 20 December 2012 under the laws of the Grand Duchy of Luxembourg and is regulated by Chapter 15 of the law of

17 December 2010 on undertakings for collective investment. Since September 30, 2013 Eastspring Lux is operating a branch in the UK, as authorised by both the Commission du Secteur Financier (the 'CSSF') and the Financial Conduct Authority (the 'FCA').

United States

Eastspring Investments Incorporated ('Eastspring US') is registered with the US SEC as a registered investment adviser under the Investment Advisers Act of 1940 in January 2014.

Taiwan

Eastspring Securities Investment Trust Co. Ltd. ('Eastspring Taiwan') is incorporated in Taiwan under the supervision of the Financial Supervisory Commission ("FSC"). The company holds licenses for launching and selling securities investment trust funds, and discretionary asset management.

US supervision and regulation

Overview

Prudential conducts its US insurance activities through Jackson, a life insurance company licensed to transact its insurance business in, and which is subject to regulation by and supervision of, the District of Columbia, and 49 of the 50 states. Jackson operates a subsidiary, Jackson National Life Insurance Company of New York, in the state of New York. The extent of regulation varies, but most jurisdictions have laws and regulations governing the financial aspects of insurance companies, including standards of solvency, reserves, reinsurance and capital adequacy and business conduct. In addition, statutes and regulations usually require the licensing of insurers and their agents and the approval of policy forms and related materials. The statutes and regulations of a US insurance company's state of domicile (Michigan, in the case of Jackson) also regulate the investment activities of insurers.

Insurance regulatory authorities in all the jurisdictions in which Jackson does business require it to file detailed quarterly and annual financial statements, and these authorities have the right to examine Jackson's operations and accounts. In addition, Jackson is generally subject to US federal and state laws and regulations that affect the conduct of its business, as well as similar laws and regulations in Canada and the Cayman Islands. New York and Michigan require their state insurance authorities to conduct an examination of an insurer under their jurisdiction at least once every five years. In 2016, both Michigan and New York completed examinations for the three years ended 31 December 2014 with no material findings or issues.

Jackson has historic small books of business in places such as the Cayman Islands, Puerto Rico, Guam and Argentina and the business is being managed in run-off. In addition, Jackson acquired some policies in Canada as a result of its acquisition of Reassure America Life Insurance Company (REALIC) in 2012.

Jackson's ability to pay shareholder dividends is limited under Michigan insurance law. The Director of the Michigan Department of Insurance & Financial Services (the 'Michigan Director of Insurance') may limit, or not permit, the payment of shareholder dividends if it determines that an insurer's surplus, with regard to policyholders, is not reasonable in relation to its outstanding liabilities and is not adequate to meet its financial needs, as required by Michigan insurance law. Unless otherwise approved by the Michigan Director of Insurance, dividends may only be paid from earned surplus.

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

Guaranty associations and similar arrangements

Each of the 50 states of the United States, the District of Columbia and the Commonwealth of Puerto Rico have laws requiring insurance companies doing business within their jurisdictions to participate in various types of guaranty associations or other similar arrangements. Guarantee funds in the US provide for payments to be made to policyholders on behalf of insolvent life insurance companies and are financed by payments assessed on solvent insurance companies based on location, volume and types of business.

The National Association of Insurance Commissioners ratios

On the basis of statutory financial statements that insurers file with state insurance regulators, the National Association of Insurance Commissioners ('NAIC'), in connection with the Insurance Regulatory Information System, annually calculates 12 financial ratios to assist state regulators in monitoring the financial condition of insurance companies. A usual range of results for each ratio is used as a benchmark and departure from the usual range on four or more of the ratios can lead to inquiries from individual state insurance departments. The usual range of results is established by the NAIC for each ratio from studies of the ratios for companies that have become insolvent or have experienced financial difficulties in recent years. As at 31 December 2017, Jackson had no material ratios that fell outside the usual range.

Policy and contract reserve sufficiency analysis

State insurance laws require life insurance companies to conduct an annual analysis of the sufficiency of its life and annuity reserves. A qualified actuary must submit an opinion that states that the reserves, when considered in the light of the assets that an insurance company holds with respect to such reserves, make good and sufficient provision for the associated contractual obligations and related expenses of the insurance company. If a qualified actuary cannot provide such an opinion, then the insurance company must set up additional reserves by moving funds from surplus. The 2017 opinion has been submitted to the Michigan Department of Insurance & Finance Services without any qualifications.

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

As a Michigan domiciled insurer, Jackson is subject to a prescribed accounting practice which under certain circumstances, allows an insurer to include the 'value of business acquired' as an admitted asset in excess of the amount allowed under NAIC guidance. At 31 December 2017, as a result of the acquisition of REALIC, Jackson admitted US$229.3 million of value of business acquired in excess of the amount allowed under NAIC guidance.

Jackson has received approval from the Michigan Department of Insurance & Financial Services regarding the use of a permitted accounting practice. This permitted practice allows Jackson to carry certain interest rate swaps at book value as if statutory hedge accounting were in place, instead of at fair value as would have been otherwise required. The permitted practice expires 1 October 2018, unless extended by the Michigan Director of Insurance. The effects of this permitted practice may not be considered by the company when determining the surplus available for dividends, nor the nature of dividends as ordinary or extraordinary. As at 31 December 2017 and 2016, the effect of the permitted practice decreased statutory surplus by US$480.2 million and US$413.0 million, net of tax, respectively. The permitted practice had no impact on statutory net income.

The NAIC is currently conducting a "Variable Annuity Statutory Reserve and Capital Reform" initiative with the aim of reducing the noneconomic volatility in the variable annuity statutory balance sheet and risk management. Following a quantitative impact study, changes have been proposed to the current framework and were exposed for public comment until early March 2018.

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

Any state adopting the model act gives the state insurance commissioner explicit regulatory authority to require various actions by, or take various actions against, insurance companies whose adjusted capital does not meet minimum risk-based capital standards. The Michigan Department of Insurance & Financial Services takes into account the NAICs' risk-based capital standards to determine compliance with Michigan insurance law.

At 31 December 2017 Jackson's total adjusted risk-based capital substantially exceeded all applicable regulatory thresholds under Michigan's version of the model act.

The NAIC is currently reviewing a number of components of the risk-based capital framework to reflect more current modelling of asset risk (C-1 factors), tax reform (various components), operational risk and other items. Efforts are underway on these items, but an implementation date has not yet been set.

Regulation of investments

Jackson is subject to state laws and regulations that require diversification of its investment portfolio, limit the amount of investments in certain investment categories, such as below investment grade fixed income securities, common stock, real estate and foreign securities, and forbid certain other types of investments altogether. Jackson's failure to comply with these laws and regulations would cause investments exceeding regulatory limitations to be treated by the Michigan Director of Insurance non-qualified assets for purposes of measuring surplus and, in some instances, the Michigan Director of Insurance could require divestiture of non-qualifying investments.

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

FATCA requires Foreign Financial Institutions ('FFI's) (such as Prudential plc and many of its subsidiaries) to identify US customers and report certain information on accounts held by US persons and US-owned foreign entities, to either their domestic tax authority (where there is an appropriate intergovernmental agreement in place) for onwards transmission to the Internal Revenue Service, or directly to the IRS on an annual basis. Failure to report can lead to a 30 per cent withholding tax on certain US payments made to the FFI. The start date for implementation of the FATCA regime was 1 July 2014 with the first reports required in 2015. The 30 per cent withholding requirement applies generally with respect to US source interest, dividends and other fixed and determinable payments to persons who do not satisfy the FATCA requirements, but will not apply to payments made before 1 January 2019 to such persons with respect to gross proceeds from the disposition of property of a type that can produce US source income subject to such withholding (and, furthermore, rules for implementing the 30 per cent withholding, including on how withholding would be applied pursuant to an intergovernmental agreement, with respect to gross proceeds, have not yet been written).

The majority of countries where Prudential plc has affected subsidiaries have now entered into intergovernmental agreements with the US to simplify compliance for FFIs in those countries and minimise the risk of withholding, while still meeting the reporting obligations to the US. Prudential plc and its affected subsidiaries have established policies and procedures to ensure compliance with FATCA, including filing applicable reports.

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

JNAM is registered as a 'commodity pool operator' with the National Futures Association ('NFA') pursuant to Commodity Futures Trade Commission ('CFTC') regulations and is acting as a 'commodity pool operator' with respect to the operation of certain of the mutual funds. JNAM and the mutual funds have incurred additional regulatory compliance and reporting expenses as a result, which could reduce investment returns or harm the mutual fund's ability to implement its investment strategy.

Jackson National Life Distributors LLC is registered as a broker-dealer with the SEC pursuant to the Securities Exchange Act, and is registered as a broker-dealer in all applicable states. In addition, Jackson National Life Distributors LLC is a member firm of FINRA and is subject to FINRA's oversight and regulatory requirements.

National Planning Holdings, Inc. ('NPH') owned four retail broker dealers, including IFC Holdings, Inc. (doing business as INVEST Financial Corporation- 'INVEST'), Investment Centers of America, Inc ('ICA'), National Planning Corporation ('NPC') and SII Investments, Inc. ('SII'). These entities conducted business as securities broker-dealers, investment advisers, and insurance agencies (or affiliated with insurance agencies), and are licensed and qualified to transact business pursuant to their respective registration or licensure with the SEC, state securities and insurance authorities, and membership with FINRA and the Municipal Securities Rulemaking Board. NPC, SII, and ICA are also registered with the CFTC as introducing brokers, and are members of the NFA for purposes of commodities and futures trading.

On August 15, 2017, NPH announced that it had entered into an asset purchase agreement by which it has sold the covered businesses of the NPH firms to LPL Financial, LLC ('LPL'). The registered representatives and client accounts affiliated with the NPH firms have or will transition to LPL in November 2017 (for NPC and ICA) and February 2018 (for IFC and SII). Thereafter, the NPH firms will cease business operations and deregister with its regulators.

Prudential also conducts certain of its US institutional investment management activities through PPM America, Inc. ('PPM America'), which is registered with the SEC as an investment adviser under the Investment Advisers Act. PPM America serves as the investment adviser to Jackson and as the primary US institutional investment adviser for certain Prudential subsidiaries, including The Prudential Assurance Company Limited, among others. PPM America also acts as investment sub-adviser to certain US and foreign advisers affiliated with Prudential primarily for US portfolios of accounts or products sponsored or managed by such affiliates, such as US mutual funds, a UK-based pooled investment vehicle, Japanese investment trusts, funds organised under Luxembourg-based SICAVs, a South Korean investment trust fund, and Taiwanese investment trust funds for which PPM America serves as investment consultant and dealing services agent. PPM America also serves as an investment adviser to other affiliated and unaffiliated institutional clients including private investment funds, a CDO and CLOs. PPM America is currently focussed on establishing an internal distribution function to further extend its investment advisory capabilities to the institutional marketplace with separate account and institutional product offerings. The US mutual funds for which PPM America serves as adviser and sub-adviser are subject to regulation under the Securities Act and the Investment Company Act, and other similar vehicles organised outside of the US are also subject to regulation under applicable local law.

PPM America and certain of its subsidiaries are subject to various levels of regulation under federal and state securities laws that the SEC administers as well as state securities laws. In connection with providing investment advisory services to certain of its clients, PPM America may also be subject to regulation under applicable foreign laws.

To the extent that PPM America or the NPH broker-dealers manage accounts with assets of employee benefit plans, individual retirement accounts ('IRAs') or similar qualified accounts subject to the Employee Retirement Income Security Act of 1974 ('ERISA'), or the Internal Revenue Code, they may be subject to certain restrictions imposed by ERISA or the Internal Revenue Code. Such restrictions are summarised in 'Employee Benefit Plan Compliance' in the section below. The US Department of Labor ('DOL') and the IRS have interpretive and enforcement authority over the applicable provisions of ERISA and the Internal Revenue Code.

Disclosure obligations under the US Securities Exchange Act and in particular under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012

Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, which added Section 13(r) of the Securities Exchange Act of 1934, Prudential is required to disclose certain activities and those of its affiliates related to Iran and to persons sanctioned by the US under programs relating to terrorism, proliferation of weapons of mass destruction and trading with North Korea that occurred in the twelve-month period covered by this report.

Prudential's non-US affiliates have engaged in transactions with four persons sanctioned by the Office of Foreign Assets Control (OFAC) of the US Department of Treasury. These transactions were entered into in compliance with laws and regulations applicable to the relevant affiliates.

The first individual, designated pursuant to US Executive Order 13224, took out a one-off takaful certificate (a Shariah compliant life policy) with Prudential's Malaysian insurance subsidiary in October 2011. It was discovered in March 2012 through automated checking that his name matched various sanctions lists. The policy premium has been increased to RM625 per month from RM600 per month starting October 2017 resulting from internal product re-pricing and RM 7,275 was paid for up to December 2017 (equivalent to around US$150 and US$1,750, respectively). The matter was reported to the Malaysian government AML and sanctions regulatory authority, the Bank Negara Malaysia Financial Intelligence Unit, in March 2012. Currently, the said policy has been frozen with no top-up, withdrawal or claims permitted, although regular premium payment is still allowed in Malaysian Ringgit. The policy is in force, with no claims submitted or any outward payments made to date.

The second individual, also designated pursuant to US Executive Order 13224, is a beneficiary of three life insurance policies in his wife's name, the first taken out in December 2010 and two others taken out in November 2011 with Prudential's Indonesian insurance subsidiary. The annual premium of the three life insurance policies is IDR 6,000,000 (approximately US$444), IDR 12,000,000 (US$888) and IDR 12,000,000 (US$ 888), respectively. The matter was notified to the Indonesian governmental sanctions authority, the PPATK, in August 2012. All three policies remain in force and annual premiums are being funded by the policies' cash value. As such, there have been no premiums received and there have also been no claims or other outward payments in 2017.

The third individual, designated on 26 September 2016 pursuant to US Executive Order 13382 took out three life insurance policies between 2010 and 2013 with Prudential's Hong Kong insurance subsidiary. The matter was discovered during the periodic customer sanctions screening in December 2016 and due to the nature of the designation the client relationship was also reported to the Hong Kong Joint Financial Intelligence Unit. The annual premium of the three life insurance policies is US$10,309, HKD4,880 (approximately US$625) and HKD11,789 (approximately US$1,510). There have been no premiums received since and there have also been no claims or other outward payments since the OFAC designation. One of the three policies has lapsed and the other two policies remain in force and are being funded by the policies' cash value.

The fourth individual, designated on 22 August 2017 pursuant to US Executive Order 13722 took out one insurance policy with Prudential's Hong Kong insurance subsidiary in September 2016 with an annual premium of US$12,927. The case was discovered in September 2017 during the periodic customer sanctions screening. The client relationship was reported to the Hong Kong Joint Financial Intelligence Unit. There have been no premiums received and there have also been no claims or other outward payments since policy inception. The policy remains in force and is being funded by the policy cash value.

As the provisioning of insurance liabilities is undertaken on a portfolio basis, it is not practical to estimate the 2016 net profits on the contracts referred to above.

Prudential does not intend to engage in further new business dealings with these individuals.

In the UK, The Prudential Assurance Company Limited operates a pension scheme for employees of the UK branch of government-owned Iranian bank. A total of 36 scheme members are receiving benefits, with 27 deferred members. All members are inactive in that no member contributions are being made.

The scheme is closed to new members. Due to the long term nature of a pension scheme it is not practical to advise the net profit, but the fund value at 31 December 2017 stood at £7,830,627. In return for administering the scheme there are standard Prudential scheme charges: an annual fee of £751, plus £11 per member, £61 per quote and a Trustee Accounts charge (£1,944).

The annual invoice paid on 14 September 2017 was for £3,762 (£751 scheme fee, £396 member fees, £671 fees on quotes and £1,944 Trustee Accounts). In addition to this an Annual Management Charge of 1.25 per cent is reflected in the fund value.

The UK governmental sanctions authority, Office of Financial Sanctions Implementation (OFSI), has been informed of this arrangement and in 2008 advised Prudential that following an analysis of the deeds, the fund is not owned, held or controlled by the Iranian bank. Payments out of the fund have been approved by OFSI through a licence. The trustees of the scheme have indicated that they may want to wind up the scheme, in which case, the existing members of the scheme may be provided with their own personal pension plans with us and we would deal with them as individual customers.

Employee benefit plan compliance

Jackson issues certain types of general account stable value products, such as Guaranteed Investment Contract ('GICs') and funding agreements, to employee benefit plans and to investment vehicles that pool the investments of such plans. Many of these plans are retirement plans that are subject to the fiduciary standards of ERISA and that are tax-qualified under the Internal Revenue Code. As such, Jackson may be subject to certain fiduciary and prohibited transaction rules imposed by ERISA and taxes imposed by the Internal Revenue Code if Jackson violates those rules. The DOL and the IRS have interpretive and enforcement authority over the applicable provisions of ERISA and the Internal Revenue Code.

In the instance where an insurer issues a guaranteed benefit policy to a plan, ERISA provides that plan's assets include the policy and do not include the insurer's underlying assets. Accordingly, the insurer does not become a fiduciary with respect to the plan solely as a result of the issuance of the policy. Under Section 401 of ERISA, a guaranteed benefit policy means an insurance policy to the extent such policy provides for benefits the amount of which the insurer guarantees.

In 1993, in John Hancock Mutual Life Insurance Company v. Harris Trust & Savings Bank, the US Supreme Court held that a portion of the funds held under a certain type of general account annuity contract did not constitute a 'guaranteed benefit policy' within the meaning of ERISA, a holding which potentially exposes insurers with similar types of contracts to the application of ERISA's fiduciary and prohibited transaction provisions in connection with the management of plan assets in their general accounts.

Although no assurances can be given, Jackson believes that none of its contracts are of the type to which the Harris Trust ruling would be applicable. Moreover, the DOL has issued Prohibited Transaction Exemption 95-60, which generally exempts external, unaffiliated investment transactions from ERISA's prohibited transaction provisions. If the Harris Trust ruling is applied to its contracts, the Jackson contracts covered by the Harris Trust Ruling would be subject to ERISA's fiduciary and prohibited transaction provisions described above.

The DOL released a final version of its fiduciary rule in April 2016, with initial application from April 2017 (which was extended to June 2017) and partial implementation in January 2018. The effective date of the remaining portions of the rule was delayed until 1 July, 2019. On 15 March 2018, the U.S. Court of Appeals for the Fifth Circuit in a 2-1 decision vacated the fiduciary rule. The Rule as written, would have subjected many advisers who work with qualified retirement plans and Individual Retirement Accounts to certain of the fiduciary requirements of ERISA, including obligations to avoid conflicts of interest. Those conflict of interest rules may be incompatible with many compensation structures that have historically been permissible and resulted in product and distribution changes throughout the industry. The DOL can appeal the Fifth Circuit decision.

Jackson has implemented changes necessary to meet the requirements of the sections of the fiduciary rules which are effective. Jackson has made and continues to consider changes to its product offerings and is working with its distributors to support implementation of the Best Interest Contract Exemption or product changes to the extent those become necessary before June 2019.

Financial services regulatory and legislative issues

The Dodd-Frank Wall Street Reform and Consumer Protection Act ('Dodd-Frank Act'), which represents a comprehensive overhaul of the financial services industry within the US, was enacted in July 2010. While the majority of the Dodd-Frank Act has been met with finalised rules, it is possible that is and/or the rules promulgated pursuant to it will be repealed, reversed, or otherwise limited if the Financial Choice Act is passed by the US Congress. It is unclear, however, whether any meaningful change is forthcoming given other priorities facing Congress and the current administration. The impact of Dodd Frank on Jackson and Prudential operations is minimal.

The Dodd-Frank Act also established the Federal Insurance Office ('FIO'). The FIO has no direct regulatory authority over US insurers, but it does have certain authority to represent the US government on prudential aspects of international insurance matters, including at the IAIS. The FIO is also authorised to monitor all aspects of the insurance industry, including identifying issues or gaps in the regulation of insurers that could contribute to a systemic crisis in the insurance industry.

The Dodd-Frank Act vests the Financial Stability Oversight Council (the 'Council') with the power to designate domestic systemically important non-bank institutions which will be subject to special regulatory supervision and other provisions intended to prevent or mitigate the impact of future disruptions in the US financial system. If Jackson is designated in the US as a systemically important non-bank institution, it may be subject to heightened prudential standards to be administered by the US Federal Reserve Board, including heightened capital, leverage and liquidity standards, risk management requirements, single counterparty credit concentration limits, resolution plans and stress tests, and potential discretionary requirements relating to contingent capital, enhanced public disclosure and short term debt limits. As discussed under the Global Regulatory Developments and trends section, Prudential Group was designated as a G-SII in July 2013, which is separate from a Dodd-Frank designation.

Dodd-Frank Act rules and guidance outlining the manner in which the Council will determine which companies should be so designated in the US were adopted in April 2012. The rules set forth a three-stage process of increasingly in-depth evaluation and analysis, drawing on both qualitative and quantitative information (but preserving significant Council discretion). Section 113 of Dodd-Frank authorises the Financial Stability Oversight Council (FSOC) to designate a non-bank financial company to be subject to supervision by the Federal Reserve and enhanced prudential standards if the company's material financial distress—or the nature, scope, size, scale, concentration, interconnectedness, or mix of its activities—could pose a threat to U.S. financial stability. Three of the four companies initially designated by the FSOC under Section 113 were insurers. AIG and Prudential Financial were designated by the FSOC in 2013; MetLife was designated in 2014. In March 2016, a federal court order rescinded the FSOC designation of MetLife, which has been appealed by the FSOC and remains pending. In September 2017, the FSOC announced that it rescinded the designation of AIG.

In addition, Title VII of the Dodd-Frank Act created a new regulatory regime for certain derivatives called swaps and security-based swaps. Prudential and Jackson have determined that they are not required to register as swap dealers, security-based swap dealers, major swap participants, or major security-based swap participants under Title VII of the Dodd-Frank Act. However, CFTC regulations requiring that swaps be reported to trade repositories and, in some cases, cleared through registered central counterparties and traded on registered exchanges may apply to certain derivatives entered into by Jackson and, in some circumstances, Prudential. Similar rules for security-based swaps have been proposed, and in some cases finalised, but not yet implemented.

Under Title VII of the Dodd-Frank Act, certain derivatives instruments, including standardised interest rate swaps and index credit default swaps, are required to be cleared and traded on an exchange. While the transition to exchange-traded derivative instruments may limit counterparty risk, it may increase costs associated with such investments, including transaction and exchange fees. The standardisation of exchange-traded derivative instruments may also limit the ability of Jackson and the mutual funds to customise certain derivative instruments with their counterparties. Exchange-traded derivative instruments may also require Jackson and the mutual funds to post additional collateral or limit the types of collateral that may be used for such transactions. Variation margin requirements for uncleared swaps are now fully effective for all market participants, including Jackson and the mutual funds while initial margin requirements for these market participants will be phased in through September 2020, based on the notional amount of the participant's uncleared swaps. These developments may limit the ability of Jackson and the mutual funds that its subsidiaries advise to effectively deploy assets in a timely manner.

The timing and the ultimate impact on the management and operations of Prudential and the regulations promulgated, or to be promulgated, pursuant to these statutory provisions, cannot yet be definitively determined.

Proposals to change the laws and regulations governing the financial services industry are frequently introduced in the US Congress, in the state legislatures and before the various regulatory agencies. Recently, these include fiduciary or other standards of conduct under the DoL Rule, possible proposals by the SEC to define standards of conduct applicable to investment advisers and broker-dealers when they provide investment advice to retail investors, and proposals by various states to impose fiduciary obligations on brokers and insurance agents. The likelihood and timing of any proposals or legislation, and the impact they might have on Jackson, its subsidiaries, or other Prudential subsidiaries doing business in the US, cannot be determined at this time.

State legislatures and/or state insurance regulatory authorities frequently enact laws and/or regulations that significantly affect insurers supervised by such authorities. Although the US federal government does not directly regulate the insurance business, federal initiatives may also have an impact on the insurance industry. State insurance regulators, the NAIC and other regulatory bodies regularly reexamine existing laws and regulations applicable to insurance companies and their products.

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

US tax reform

On 22 December 2017, a significant US tax reform package, The Tax Cuts and Jobs Act, was enacted into law effective from 1 January 2018. The tax reform package as a whole, which includes a reduction in the tax rate from 35 per cent to 21 per cent and a number of specific measures affecting US life insurers, is expected to be beneficial in the longer term. The 2017 impact resulted in a decrease of US$ 810 million (£628 million) to Jackson's statutory total adjusted capital. The impact on the Group's IFRS income statement and on other comprehensive income of the US tax changes are set out in notes B4 and C8 to the consolidated financial statements.

Additional jurisdictions

The Group has also invested in businesses located in various other markets. The Group has operations in Poland, Ireland, Myanmar, Ghana, Kenya, Uganda, Zambia and Nigeria.

These developments and such incremental regulation remain immaterial at present in terms of the overall business of the Group.

GOVERNANCE

Introduction

This report provides an explanation of the Group's governance arrangements and its activities in this area during 2017.

Good governance encourages decisions to be made in the best interests of the business, taking account of the views of stakeholders. We aim to achieve this through a responsive governance framework that supports and challenges our executives' decision making.

Effective leadership

One of the Chairman's priorities is how the Board can improve and work together even more effectively. The Board undertakes an annual review of its performance, both collectively and as individuals and uses the outcomes of these reviews to drive improvements over the coming year. The actions taken by the Board in 2017 to address the recommendations of the 2016 review are set out in the How We Operate section of this report. An external independent evaluation was conducted at the end of 2017 in order to provide shareholders with further comfort that the Board continues to operate effectively. Details of the 2017 review can be found in the How We Operate section. The review concluded that the Board's strengths included "strong leadership in a collegiate and constructive environment", "effective use of time and materials", and "strong risk and control oversight".

2017 has seen a refresh of the Board in both Non-executive and Executive roles. The changes to the Board have highlighted the strength of its succession planning activities which have allowed it to successfully navigate a number of changes without disruption. This planning has enabled the Board to recruit very high calibre candidates to the Board, with diverse skills and expertise. Succession planning has therefore been a particular area of focus during the year and the Board will continue to keep this under active review. The activities of the Nomination & Governance Committee in this respect are set out in the Governance Committees section and all changes to the Board are set out in the Board of Directors section of this report.

Risk and internal controls

Fundamental to demonstrating good governance and stewardship is having in place processes to allow the Board to make a robust assessment of the risks facing the business and those internal controls used to mitigate them. Details of the Board's approach to internal controls and risk management are set out in this report. The Audit Committee report in the Governance Committees section describes how the Committee monitors the effectiveness of the internal control and risk management systems and the Risk Committee report in the Governance Committees section sets out how that Committee has considered the Group's risk appetite.

Culture

Prudential believes that tone is set from the top and the Board and senior management must therefore exhibit the behaviours expected throughout the Group. Individual businesses are also shaping culture locally, contributing to the shared values of the Group. Under the Chairman's stewardship, the international volunteering programme, Chairman's Challenge, has grown significantly and over 8,000 colleagues offered their time and skills to supporting the community in 2017.

The Board has set itself an objective for the Group to develop a framework for a measureable, definable culture. As part of this, a risk culture survey was developed by the Risk Committee covering all businesses. The Board will continue to build on this in 2018, bringing together the many strands of initiatives around the Group.

In December, the Board approved an updated Group Code of Conduct which introduced standards of business conduct. This clarifies expectations over employee behaviour and seeks to ensure employees understand the individual obligations that the Group imposes on them through its policies, including financial crime prevention, conflicts of interest, information security and securities dealing, public communications and social media, people related policies and confidential reporting.

Strategic projects

In 2017, the Board considered a number of strategic projects. Most notably, it announced in August 2017 the intention to merge the Group's UK asset manager, M&G, and its UK life insurance business to form M&G Prudential. The combined business manages over £330 billion in assets for more than six million customers. Further details of the merger are set out in the Strategic report. From a governance perspective, the Board and Audit Committee spent significant time considering the benefits of the transaction for shareholders and customers and the impact on its wider stakeholders.

During the year the Board also announced the sale of its broker-dealer network in the US, which was owned by its subsidiary National Planning Holdings Inc. and consisted of INVEST Financial Corporation, Investment Centres of America, Inc, National Planning Corporation and SII Investments, Inc., to LPL Financial LLC. This allows the Board to focus on its primary strategy in North America of being the leading manufacturer of retirement products.

Looking after our stakeholders

The Board continues to be aware of the impact of its decisions on all of its stakeholders. Feedback received from engaging with stakeholders helps the Board to devise and manage policies and processes.

In 2017, the Group published its first environmental, social and governance (ESG) report which gave a detailed account of its approach to ESG matters. That report explains that while serving customers is at the centre of the Group's business, other stakeholders are approached with the same sense of responsibility and commitment, from the suppliers and employees to the wider communities in which the Group operates. The Board expects to publish its next ESG report in May 2018.

Looking forward

On the governance front, of key interest will be the changes proposed to the UK Corporate Governance Code, which are set to include a range of new requirements for both behaviour and reporting. Once in place, the Board and its Committees will consider how any changes will affect the way the Board works.

On a regulatory level, the impact of International Financial Reporting Standard 17 (IFRS 17) on the Group will be further assessed following work already undertaken by the Board and Audit Committee.

Board of Directors

The Prudential Board consists of 16 directors as at 22 March 2018.

Set forth below are the names, ages, positions, business experience and principal business activities performed by the current Directors, as well as the dates of their initial appointment to the Prudential Board. This includes those Directors who joined the Board up to the date of filing. Ages are given at 22 March 2018.

Board of Directors

Paul Manduca	Relevant skills and experience	Other appointments
Chairman Appointment: October 2010 Committees: Nomination & Governance (Chair) Age: 66

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

Other previous appointments include the chairmanship of Aon UK Limited and JPM European Smaller Companies Investment Trust Plc. From September 2005 until March 2011, Paul was a non-executive director of Wm Morrison Supermarkets Plc, including as senior independent director, audit committee chairman and remuneration committee chairman. He was also a non-executive director and audit committee chairman of KazMunaiGas Exploration & Production until the end of September 2012. During 2017, Paul stepped down as chairman and as a member of the board of Henderson Diversified Income Limited with effect from 26 April 2017 and was appointed to the board of RateSetter (Retail Money Market Limited) with effect from 1 June and as chairman from 17 July.

Paul initially joined the Board in October 2010 as the Senior Independent Director and member of the Audit and Remuneration Committees, roles he held until his appointment as Chairman in July 2012. On becoming Chairman, Paul was also appointed Chair of the Nomination & Governance Committee, having been a member of the Committee since January 2011.

— Securities Institute — Rate Setter (Retail Money Market Limited) (chairman) — Templeton Emerging Markets Investment Trust (TEMIT) (chairman) — TheCityUK advisory council

Michael Wells	Relevant skills and experience
Group Chief Executive Appointment: January 2011 Age: 57
Mike has more than three decades' experience in insurance and retirement services, having started his career at the US brokerage house Dean Witter, before going on to become a managing director at Smith Barney Shearson.

Mike joined the Prudential Group in 1995 and became Chief Operating Officer and Vice-Chairman of Jackson in 2003. In 2011, he was appointed President and Chief Executive Officer of Jackson, and joined the Board of Prudential.

During his leadership of Jackson, Mike was responsible for the development of Jackson's market-leading range of retirement solutions. He was also part of the Jackson teams that purchased and successfully integrated a savings institute and two life companies.

Mike joined the Board in 2011 and was appointed Group Chief Executive in June 2015.

Executive Directors

Mark FitzPatrick CA	Relevant skills and experience
Chief Financial Officer Appointment: July 2017 Age: 49
Mark previously worked at Deloitte for 26 years, building his industry focus on insurance and investment management globally. During this time, Mark was Managing Partner for Clients and Markets, a member of the executive committee and a member of the board of Deloitte UK. He was a vice chairman of Deloitte for four years, leading the CFO Programme and developing the CFO Transition labs. Mark previously led the Insurance & Investment Management audit practice and the insurance industry practice.

Mark joined the Board as an Executive Director and Chief Financial Officer in July 2017.

John Foley	Relevant skills and experience
Chief Executive of M&G Prudential Appointment: January 2016 Age: 61
John spent over 20 years at Hill Samuel & Co, where he worked in every division of the bank, culminating in senior roles in risk, capital markets and treasury of the combined TSB and Hill Samuel Bank. Before joining Prudential, John spent three years as general manager, global capital markets at National Australia Bank.

John joined Prudential as Deputy Group Treasurer in 2000 and became Managing Director of Prudential Capital and Group Treasurer in 2001. During his career at Prudential, John has held the offices of Chief Executive of Prudential Capital, Group Chief Risk Officer, Group Investment Director and Chief Executive of Prudential UK & Europe.

John first joined the Board in 2011 as Group Chief Risk Officer and was reappointed in January 2016, having stepped down during his time as Group Investment Director.

In 2017, John's role was expanded from Chief Executive of Prudential UK & Europe to Chief Executive of M&G Prudential, the Group's combined UK asset management and savings and retirement solutions business.

Nicolaos Nicandrou ACA	Relevant skills and experience	Other appointments
Chief Executive of Prudential Corporation Asia Appointment: October 2009 Age: 52

Nic started his career at PricewaterhouseCoopers. Before joining Prudential, he worked at Aviva, where he held a number of senior finance roles, including Norwich Union Life finance director and board member, Aviva group financial control director, Aviva group financial management and reporting director and CGNU group financial reporting director.

In July 2017, Nic became Chief Executive of Prudential Corporation Asia having originally joined the Board in October 2009 as an Executive Director and Chief Financial Officer.

— European Insurance CFO Forum (chairman) — CITIC-Prudential Life Insurance Company Limited (a Prudential plc joint venture)

Anne Richards	Relevant skills and experience	Other appointments
Deputy Chief Executive of M&G Prudential and Chief Executive of M&G Appointment: June 2016 Age: 53

Anne became an analyst for Alliance Capital in 1992 and then moved into portfolio management roles at JP Morgan Investment Management and Mercury Asset Management. She joined the board of Edinburgh Fund Managers plc as chief investment officer and joint managing director in 2002 and continued in this role following Aberdeen Asset Management PLC's acquisition of Edinburgh Fund Managers in 2003. Anne was chief investment officer and head of the EMEA region for Aberdeen Asset Management PLC, positions she held until February 2016.

Anne joined the Board in 2016 as an Executive Director and Chief Executive of M&G. She became Deputy Chief Executive of M&G Prudential in 2017 whilst remaining Chief Executive of M&G.

— Financial Services advisory board — CFA UK Advisory — Financial Conduct Authority practitioner panel (chair) — Standing Council on Europe — IBDE advisory board

Barry Stowe	Relevant skills and experience	Other appointments
Chairman and Chief Executive Officer of the North American Business Unit Appointment: November 2006 Age: 60

Before joining Prudential, Barry was president, accident & health worldwide for AIG Life Companies. He joined AIG in 1995 after having held senior positions at Pan-American Life and Willis in the United States.

Barry joined the Board in 2006 as an Executive Director and the Chief Executive of Prudential Corporation Asia, leading Prudential's Asian business through a period of major growth and development.

Barry fulfilled this role until June 2015 when he became Chairman and Chief Executive of the North American Business Unit.

— International Insurance Society — American Council of Life Insurers

Non-executive Directors

The Hon. Philip Remnant CBE FCA	Relevant skills and experience	Other appointments
Senior Independent Director Appointment: January 2013 Committees: Audit, Remuneration, Nomination & Governance Age: 63

Philip was a senior advisor at Credit Suisse and a vice chairman of Credit Suisse First Boston (CSFB) Europe and head of the UK Investment Banking Department. He was twice seconded to the role of director general of the Takeover Panel. Philip also served on the board of Northern Rock plc and as chairman of the Shareholder Executive.

Philip joined the Board in January 2013 as a Non-executive Director, as Senior Independent Director and as a member of each of the Audit Committee, the Remuneration Committee and the Nomination & Governance Committee.

— City of London Investment Trust (chairman) — M&G Group Limited (Prudential plc subsidiary) (chairman) — Severn Trent plc — Takeover Panel — UK Financial Investments Limited

Sir Howard Davies	Relevant skills and experience	Other appointments
Appointment: October 2010 Committees: Risk (Chair), Audit, Nomination & Governance Age: 67

Sir Howard has a wealth of experience in the financial services industry, across the Civil Service, consultancy, asset management, regulatory and academia. Sir Howard was previously chairman of the Phoenix Group and an independent director of Morgan Stanley Inc.

Sir Howard joined the Board in October 2010 as a Non-executive Director and Chair of the Risk Committee. He joined the Audit Committee in November 2010 and the Nomination & Governance Committee in July 2012.

—

China Banking Regulatory Commission international advisory board

—

China Securities Regulatory Commission international advisory board (chairman)

—

Institut d'Études Politiques (Sciences Po)

—

Millennium LLC regulatory advisory board

—

Royal Bank of Scotland (chairman)

David Law ACA	Relevant skills and experience	Other appointments
Appointment: September 2015 Committees: Audit (Chair), Risk, Nomination & Governance Age: 57

David was the Global Leader of PricewaterhouseCoopers (PwC) insurance practice, a partner in PwC's UK firm, and worked as the lead audit partner for multi-national insurance companies until his retirement in 2015. David has also been responsible for PwC's insurance and investment management assurance practice in London and the firm's Scottish assurance division.

David joined the Board in September 2015 as a Non-executive Director and member of the Audit Committee. David was appointed Chair of the Audit Committee and a member of the Risk Committee and of the Nomination & Governance Committee in May 2017.

— L&F Holdings Limited (CEO) and its subsidiaries (the professional indemnity captive insurance group that serves the PwC network and its member firms)

Kaikhushru Nargolwala FCA	Relevant skills and experience	Other appointments
Appointment: January 2012 Committees: Risk, Remuneration Age: 67

Kai spent 19 years at Bank of America and was based in Hong Kong in roles as group executive vice president and head of the Asia Wholesale Banking Group during 1990 to 1995. He spent 10 years working for Standard Chartered PLC in Singapore as group executive director responsible for Asia Governance and Risk during 1998 to 2007. Kai was chief executive officer of the Asia Pacific Region of Credit Suisse AG during 2008 to 2010 and now serves as director and chairman of their remuneration committee.

Kai has served on a number of other boards, including Singapore Telecommunications and Tate and Lyle plc.

Kai joined the Board in January 2012 as a Non-executive Director and member of the Remuneration and Risk Committees.

—

Clifford Capital Pte. Ltd (chair)

—

Credit Suisse Group AG

—

Duke-NUS Medical School (chairman)

—

Prudential Corporation Asia Limited (Prudential plc subsidiary) (chairman)

—

PSA International Pte Ltd

Anthony Nightingale CMG SBS JP	Relevant skills and experience	Other appointments
Appointment: June 2013 Committees: Remuneration (Chair), Nomination & Governance Age: 70

Anthony spent his career in Asia, where he joined the Jardine Matheson Group in 1969, holding a number of senior positions before joining the board of Jardine Matheson Holdings in 1994. He was managing director of the Jardine Matheson Group from 2006 to 2012.

Anthony joined the Board in June 2013 as a Non-executive Director and member of the Remuneration Committee. He became Chair of the Remuneration Committee and a member of the Nomination & Governance Committee in May 2015.

—

Jardine Matheson Holdings (and other Jardine Matheson group companies)

—

Schindler Holding Limited

—

Shui On Land Limited

—

The Hong Kong-APEC trade policy study group (chairman)

—

UK-ASEAN Business Council

—

Vitasoy International Holdings Limited

Alice Schroeder	Relevant skills and experience	Other appointments
Appointment: June 2013 Committees: Audit, Risk Age: 61

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

Alice joined the Board in June 2013 as a Non-executive Director and member of the Audit Committee. She became a member of the Risk Committee in March 2018.

— Bank of America Merrill Lynch International — Showfer Media LLC (formerly WebTuner Corp) (chair)

Lord Turner FRS	Relevant skills and experience	Other appointments
Appointment: September 2015 Committees: Audit, Risk Age: 62

Lord Turner began his career with McKinsey & Co, advising companies across a range of industries.

He served as director-general of the Confederation of British Industry, vice-chairman of Merrill Lynch Europe, chairman of the Pensions Commission and as a non-executive director of Standard Chartered Bank.

Lord Turner was chairman of the UK's Financial Services Authority, a member of the international Financial Stability Board and a non-executive director of the Bank of England.

Lord Turner joined the Board in September 2015 as a Non-executive Director and member of the Risk Committee. He became a member of the Audit Committee in May 2017.

—

Chubb Europe (chairman)

—

Energy Transition Commission (chairman)

—

House of Lords crossbench member (from 2005)

—

Institute for New Economic Thinking (chairman)

—

London School of Economics and Cass Business School (visiting professor)

—

OakNorth Bank (advisor)

Thomas Watjen	Relevant skills and experience	Other appointments
Appointment: July 2017 Committees: Remuneration Age: 63

Tom started his career at Aetna Life and Casualty before joining Conning & Company, an investment and asset management provider, where he became partner in the capital markets and venture capital division.

He joined Morgan Stanley in 1987 as a managing director in its insurance practice and in 1994, was appointed executive vice president and chief financial officer of Provident Companies Inc.

A key architect of Provident's merger with Unum in 1999, Tom was appointed president and chief executive officer of the renamed Unum Group in 2003, a role he held for 12 years before becoming non-executive chairman until his retirement in May 2017.

Tom joined the Board in July 2017 as a Non-executive Director and member of the Remuneration Committee.

— SunTrust Banks, Inc

Executive Director appointment post year end

James Turner FCA	Relevant skills and experience	Other appointments
Group Chief Risk Officer Appointment: March 2018 Age: 48

James led internal audit teams in UBS in both the UK and Switzerland. Prior to joining Prudential, James was the deputy head of compliance for Barclays plc. He also held a number of senior internal audit roles across the Barclays group, leading teams that covered the UK, the US, Western Europe, Africa and Asia retail and commercial banking activities.

James joined Prudential in November 2010 as the Director of Group-wide Internal Audit and was appointed Director of Group Finance in September 2015, with responsibility for delivery of the Group's internal and external financial reporting, business planning, performance monitoring and capital and liquidity planning. He also led the development of the Group's Solvency II internal model.

James joined the Board as an Executive Director and Group Chief Risk Officer in March 2018.

— West Bromwich Building Society

Board changes

Non-executive Directors

Ann Godbehere retired from the Board at the conclusion of the Annual General Meeting held on 18 May 2017.

David Law succeeded Ms Godbehere as Chair of the Audit Committee and became a member of the Risk Committee and the Nomination & Governance Committee with effect from 19 May 2017. Lord Turner was appointed a member of the Audit Committee with effect from 19 May 2017.

Tom Watjen was appointed to the Board and as a member of the Remuneration Committee with effect from 11 July 2017.

Post year end, Alice Schroeder was appointed a member of the Risk Committee with effect from 1 March 2018.

Executive Directors

Tony Wilkey stepped down as a member of the Board and as Chief Executive of Prudential Corporation Asia and Nic Nicandrou succeeded him in this position. Mark FitzPatrick was appointed to the Board to succeed Mr Nicandrou as Chief Financial Officer. The effective date for these changes was 17 July 2017.

In August 2017, the Company announced its intention to merge its asset manager, M&G, and Prudential UK & Europe to form M&G Prudential. John Foley became Chief Executive of M&G Prudential and Anne Richards became Deputy Chief Executive of M&G Prudential (retaining her role as Chief Executive of M&G).

Penny James stepped down from the Board and as Chief Risk Officer with effect from 30 September 2017. James Turner was appointed as an Executive Director and as Group Chief Risk Officer with effect from 1 March 2018. Pat Casey held the role of Group Chief Risk Officer on an interim basis until 1 March 2018.

Other Executive Officers

The name, business experience, functions and areas of experience of each of the Executive Directors and their biographical details are set out above.

For information relating to the compensation paid to all Prudential Directors see the section 'Compensation and Employees'.

BOARD PRACTICES

How we operate

How the Board leads the Group

The Group is headed by a Board which the Chairman is responsible for leading. A majority of Directors on the Board, excluding the Chairman, are independent Non-executive Directors. Biographical details of each of the Directors can be found in the Board of Directors section and further details of the roles of the Chairman, Group Chief Executive, Senior Independent Director, Committee Chairs and the Non-executive Directors can be found later in this section.

The Board is collectively responsible to shareholders for the success of the business through:

–
The delivery of sustainable value to shareholders;

–
Setting the Group's strategy and overall risk appetite;

–
Providing leadership within a framework of effective controls; and

–
Monitoring management's performance against strategic goals and ensuring sufficient resources are in place to achieve these goals.

Specific matters are reserved for decision by the Board, including: Determination of dividends;

–
Approval of strategic projects;

–
Approval of the three year business and financial plan;

–
Approval of key financial reporting including the Group's full and half yearly Report and Accounts; and

–
Responsibility for the system of internal control and risk management In making decisions, the Board has regard to the balance of interests between all relevant stakeholders, including shareholders, employees, customers, regulators and the community.

Our governance framework

The Group has established a governance framework for the business which is designed to promote appropriate behaviours across the Group.

The governance framework outlines the key mechanisms through which the Group sets strategy, plans its objectives, monitors performance, considers risk management, holds business units to account for delivering on business plans and arranges governance. The Group Governance Manual (the Manual) sets out the policies and procedures by which the Group operates within this framework, taking into account relevant statutory, regulatory and governance matters.

Business units manage and report compliance with Group-wide mandatory requirements set out in the Manual through their Governance, Risk Management and Internal Control—Annual Statement of Compliance attestations. This includes compliance with our risk management framework, details of which are set out on pages later in this section.

The content of the Manual is reviewed regularly with significant changes reported to the relevant Board Committee, reflecting the developing nature of both the Group and the markets in which it operates.

Material Subsidiary governance

Material Subsidiaries

Jackson National Life Insurance Company

M&G Group Limited

Prudential Corporation Asia Limited

The Prudential Assurance Company Limited

Prudential has appointed independent non-executive directors to the boards of its four Material Subsidiary entities within the Group. Each Material Subsidiary has a board of directors led by an independent chair and an audit committee and risk committee, composed entirely of independent non-executives. Dialogue between the Group Chair, Group Risk Committee Chair and Group Audit Committee Chair and their counterparts in the Material Subsidiaries provides an effective information flow.

An externally facilitated evaluation of each Material Subsidiary board and their audit and risk committees was carried out by Lintstock Limited, a corporate advisory firm, which concluded that each of those boards and committees operated effectively during the year.

The Nomination & Governance Committee is responsible for oversight of governance arrangements for the Material Subsidiaries. The activities of the Nomination & Governance Committee during 2017 is set out in the committee reports section.

Independent scrutiny of corporate social responsibility actions

As part of the Group's focus on corporate responsibility, the Chairman has instructed the boards of our Material Subsidiaries to consider updates on corporate responsibility activities and spend in their communities on an annual basis. This initiative has added a layer of independent scrutiny and helped to ensure that those boards are close to the community and charitable activities of their business units.

Regulatory environment

The Group's business means it is subject to regulatory requirements and oversight. The Group's primary regulator is the Prudential Regulatory Authority (PRA). We are also regulated by the Financial Conduct Authority in the UK and by other regulators worldwide.

Interactions with our regulators shape our governance framework and the Chairman and Group Chief Executive play a leading role in representing the Group to regulators and ensuring our dialogue with them is constructive.

Board roles and governance

Chairman—Paul Manduca

The Chairman is responsible for the leadership and governance of the Board, ensuring its smooth and effective running in discharging its responsibilities to the Group's stakeholders and managing Board business.

Managing Board business

—

Responsible for setting the Board agenda, ensuring the right issues are brought to the Board's attention through collaboration with the Group Chief Executive and the Group General Counsel and Company Secretary

—

Facilitating open, honest and constructive debate among Directors. When chairing meetings, ensuring there is sufficient time to consider all topics, all views are heard and all Board members, and in particular Non-executive Directors, have an opportunity to constructively challenge management

—

Meeting with Non-executive Directors throughout the year. In 2017, the Chairman met with Non-executive Directors without Executive Directors being present on three occasions

—

Ensuring information brought to the Board is accurate, clear, timely and contains sufficient analysis appropriate to the scale and nature of the decisions to be made

—

Promoting effective reporting of Board Committee business at Board meetings through regular Committee Chair updates

Membership and composition of the Board

—

Leading the Nomination & Governance Committee in succession planning and the identification of potential candidates, having regard to the skills and experience the Board needs to fulfil its strategy, and making recommendations to the Board

—

Considering the development needs of the Directors so that Directors continually update their skills and knowledge required to fulfil their duties, including the provision of a comprehensive induction for new Directors

—

Maintaining an effective dialogue with the Non-executive Directors to encourage engagement and maximise their contributions

Governance

—

Leading the Board's determination of appropriate corporate governance and business values, including ethos, values and culture at Board level and throughout the Group

—

Working with the Group General Counsel and Company Secretary to ensure continued good governance

—

Acting as key contact for independent chairs of Material Subsidiaries

—

Meeting with the independent chairs of the Group's Material Subsidiaries on a regular basis and reporting to the Board on the outcome of those meetings

Relationship with the Group Chief Executive
— Discussing broad strategic plans with the Group Chief Executive prior to submission to the Board	— Ensuring the Board is aware of the necessary resources to achieve the strategic plan — Providing support and advice to the Group Chief Executive

Representing the Group externally to shareholders and other stakeholders

—

Representing the Board externally at business, political and community level. Presenting the Group's views and positions as determined by the Board

—

Playing a major role in the Group's engagement with regulators

—

Balancing the interests of different categories of stakeholders, preserving an independent view and ensuring effective communication

—

Engaging in a programme of meetings with key shareholders throughout the year and reporting to the Board on the issues raised at those meetings

Group Chief Executive—Mike Wells	Senior Independent Director—Philip Remnant

The Group Chief Executive leads the Executive Directors and senior executives and is responsible for the operational management of the Group on behalf of the Board on a day-to-day basis:	The Senior Independent Director acts as an alternative conduit to the Board for shareholder concerns and leads the evaluation of the Chairman:

—

Responsible for the implementation of Board decisions

—

Establishes processes to ensure operations are compliant with regulatory requirements

—

Sets policies, provides day-to-day leadership and makes decisions on matters affecting the operation, performance and strategy of the Group, seeking Board approval for matters reserved to the Board

—

Supported by the Group Executive Committee (GEC) which he chairs and which receives reports on performance and implementation of strategy for each business unit and discusses major projects and other activities related to the attainment of strategy

—

Chairs the Chief Executive's Committee (CEC) meetings which are held weekly to review matters requiring approval under the Group's framework of delegated authorities

—

Keeps in regular contact with the Chairman and briefs him on key issues

—

Meets with key regulators worldwide

—

Keeps in close contact with the Chairman and acts as sounding board for him

—

Leads the Non-executive Directors in conducting the Chairman's annual evaluation

—

Holds meetings with Non-executive Directors without management being present, typically at least once a year to evaluate the performance of the Chairman

—

Offers meetings to major shareholders to provide them with an additional communication point on request and is generally available to any shareholder to address concerns not resolved through normal channels

Committee Chairs	Non-executive Directors

Each of the Committee Chairs is responsible for the effective operation of their respective Committees:

—

Responsible for the leadership and governance of their Committee

—

Sets the agenda for Committee meetings

—

Reports to the Board on the activities of each Committee meeting and the business considered, including, where appropriate, seeking Board approval for actions in accordance with the Committees' terms of reference

—

Works with the Group General Counsel and Company Secretary to ensure the continued good governance of each Committee during the year

—

The Chairs of the Audit and Risk Committees act as key contact points for the independent chairs of the audit and risk committees of the Material Subsidiaries

All of the Non-executive Directors are deemed to be independent and together have a wide range of experience used to attain the strategic aims of the Group through:

—

Constructive and effective challenge

—

Scrutinising the performance of management in meeting agreed goals and objectives

—

Serving on at least one of the Board's principal Committees

—

Engaging with Executive Directors and management at Board and Committee meetings as well as at site visits, training sessions and on an informal basis

—

Taking part in one-to-one meetings with the Group Strategy team and participation in the annual Strategy Away Day

The Board has established four principal Committees whose functions are summarised below.

Board

Nomination & Governance Committee	Audit Committee	Risk Committee	Remuneration Committee

Chair Paul Manduca	Chair David Law	Chair Howard Davies	Chair Anthony Nightingale

—

Responsible for reviewing, maintaining and enhancing the balance of skills and experience on the Board in support of the Group's strategic objectives

—

Maintains an effective framework for senior succession planning including at Board level

—

Recommends appointments to the Board and its principal Committees and appointments of non-executive chairs to the boards of the Material Subsidiaries

—

Oversees the governance of Material Subsidiaries and the Group's overall governance framework

—

Responsible for the integrity of the Group's financial reporting, including scrutinising accounting policies

—

Monitors the effectiveness of internal control and risk management systems, including compliance arrangements

—

Monitors the effectiveness and objectivity of internal and external auditors

—

Approves the internal audit plan and recommends the appointment of the external auditor

—

Leads on and oversees the Group's overall risk appetite, risk tolerance and strategy

—

Approves the Group's risk management framework and monitors its effectiveness

—

Supports the Board and management in embedding and maintaining a supportive culture in relation to the management of risk

—

Provides advice to the Remuneration Committee on risk management considerations to inform remuneration decisions

—

Recommends the Directors' Remuneration Policy for approval by shareholders

—

Approves individual remuneration packages of the Chairman, the Executive Directors, other senior executives and the non-executive directors of Material Subsidiaries

—

Determines the overall Remuneration Policy for the Group

—

Reviews the design and development of share plans and approves and assesses performance targets where applicable

See Nomination & Governance Committee report later in this section.	See Audit Committee report later in this section.	See Risk Committee report later in this section.	See Remuneration Committee report later in this section.

The roles and responsibilities of each Committee are set out in their terms of reference which are reviewed by each Committee and approved by the Board on an annual basis.

Key areas of focus—how the Board spent its time

The Board held 10 meetings during 2017. In addition to those meetings set out in the table below, the Board held a separate three day strategy event in June. In addition to meetings, the Board receives monthly update reports from management.

	Feb	Mar(1)	May	Jun	Jul	Aug	Sep	Nov	Dec

Strategy and implementation
—approval and review of strategic priorities	•
—strategic priorities monitoring			•		•		•		•
—approval of three year operating plan									•
—strategic projects(2)			•		•	•	•	•	•
—tax strategy reporting			•
—Group Chief Executive's report	•		•		•		•	•	•
Report from Committee Chairs
—Audit	•	•	•		•	•		•	•
—Nomination & Governance	•			•				•
—Remuneration	•	•		•			•		•
—Risk	•		•		•			•	•
Financial reporting and dividends
—Chief Financial Officer's performance report	•		•		•		•	•	•
—full year	•	•
—half year					•	•
—Group Solvency II reporting	•		•
Business unit Chief Executive updates
—Prudential Corporation Asia	•		•		•		•	•	•
—North American business unit	•		•		•		•	•	•
—M&G Prudential(3)	•		•		•		•	•	•
Risk, regulatory and compliance
—regulatory and compliance updates	•		•		•		•	•	•
—Chief Risk Officer's report	•		•		•		•	•	•
—government relations	•		•		•		•	•	•
—PRA relations	•	•			•
Governance and stakeholders
—governance updates	•		•	•	•		•	•	•
—Board evaluation and actions tracking	•						•		•
—succession planning	•			•				•
—corporate responsibility reporting and ESG		•							•
—diversity and inclusion			•		•
—talent review									•
—Non-executive Directors' fees				•
—feedback on investor meetings	•							•	•

Notes

(1)
The Board held two meetings in March 2017.
(2)
Strategic projects during the year included the merger of our business units M&G and Prudential UK & Europe and the sale of our broker-dealer network in the USA.
(3)
Prior to their merger in August 2017, M&G and Prudential UK & Europe reported to the Board separately.

Board and Committee meeting attendance throughout 2017

Individual Directors' attendance at meetings throughout the year is set out in the table below.

	Board	Audit Committee	Nomination & Governance Committee	Remuneration Committee	Risk Committee	Joint Audit and Risk Committee	General Meeting

Number of meetings held	10	9	4	6	6	1	1

Chairman
Paul Manduca	10	—	4	—	—	—	1
Executive Directors
Mike Wells	10	—	—	—	—	—	1
Mark FitzPatrick(1)	5/5	—	—	—	—	—	—
John Foley	10	—	—	—	—	—	1
Nic Nicandrou	10	—	—	—	—	—	1
Anne Richards	10	—	—	—	—	—	1
Barry Stowe	10	—	—	—	—	—	1
Executive Directors who stepped down during the year
Tony Wilkey(2)	4/5	—	—	—	—	—	1
Penny James(3)	8/8	—	—	—	—	—	1
Non-executive Directors
Philip Remnant	10	9	4	6	—	1	1
Howard Davies	10	9	4	—	6	1	1
David Law	10	9	2/2	—	3/3	1	1
Kai Nargolwala	10	—	—	6	6	1	1
Anthony Nightingale	10	—	4	6	—	—	1
Alice Schroeder	10	9	—	—	—	1	1
Lord Turner	10	5/5	—	—	6	1	1
Tom Watjen(4)	5/5	—	—	2/2	—	—	—
Non-executive Director who stepped down during the year
Ann Godbehere(5)	4/4	4/4	2/2	—	3/3	1	1

Notes

(1)
Mark FitzPatrick joined the Board with effect from 17 July 2017.
(2)
Tony Wilkey stepped down from the Board with effect from 17 July 2017.
(3)
Penny James stepped down from the Board with effect from 30 September 2017.
(4)
Tom Watjen joined the Board with effect from 11 July 2017.
(5)
Ann Godbehere retired from the Board with effect from 18 May 2017.

Full details of changes to the Board during the year can be found in the Board of Directors section.

Board and Committee papers are usually provided one week in advance of a meeting. Where a Director is unable to attend a meeting, his or her views are canvassed in advance by the Chairman of that meeting where possible.

Board effectiveness

Actions during 2017

During the year, the action points that had been identified in the 2016 evaluation were addressed and the Board received an update on progress against those actions in September 2017 and February 2018.

Subsidiary governance—the 2016 review identified that ensuring good subsidiary governance was maintained was a continuing priority from 2015.

•
Group Secretariat continued to monitor and support the regular interactions between the Chairman, Audit Committee Chair and Risk Committee Chair with their Material Subsidiary counterparts;

•
Reports of all material issues at subsidiary level were given to the Board and to the Audit and Risk Committees as regular agenda items;

•
Subsidiary independent non-executive directors and chairs, along with all Prudential Non-executive Directors, were invited to a meeting at which the Executive team gave presentations on each business unit with a question and answer session. The sessions also provided the opportunity for the Prudential Board and subsidiary boards to spend time together in an informal setting; and

•
Group Secretariat continued its established quarterly 'round table' sessions with subsidiary counterparts to share governance best practices.

Board agenda—the 2016 review noted that time spent at meetings should flex to reflect strategic priorities, with an increased focus on products and customers.

•
Agendas continued to be reviewed by the Chairman, Group Chief Executive and the Group General Counsel and Company Secretary, as well as other senior executives where appropriate;

•
The Board specifically debated at its July 2017 meeting, as part of a wider discussion on good governance, whether sufficient time was allowed for discussion and debate and concluded positively; and

•
The aspiration to create an information pack on products and markets for Board background information was developed into an app, which was trialled to the GEC in the first quarter of 2018.

Senior employee focus—the 2016 review noted the focus on rebuilding strength in senior management teams around the Group, following a number of successful internal promotions.

•
The Board met all members of the Prudential Corporation Asia executive committee as well as a number of senior Prudential Corporation Asia executives at its Jakarta sessions in April 2017. All members of the Prudential Indonesia executive committee also presented to the Board on this occasion;

•
The Board held a two-day session in Craigforth in September 2017 at which the M&G Prudential executive committee and senior executives gave business and strategy updates, including on the merger of the M&G and UK & Europe businesses;

•
The Board received reports from all business units at its meetings on key joiners and leavers; and

•
A number of senior executives below GEC level presented to each of the Audit Committee and Risk Committee on a regular basis during the year.

Remuneration—the 2016 review noted the growing complexity of remuneration across all UK-listed companies and, over the course of 2017, the Board noted the increased governance focus in this area.

•
A training session on remuneration was established for those Non-executive Directors who do not serve on the Remuneration Committee, to discuss the Directors' Remuneration Policy and broader market practice information. This took place in May 2017 and further sessions will be delivered on an as-required basis; and

•
A specific and detailed induction was arranged for Mr Watjen on his appointment, given his role as a member of the Remuneration Committee.

2017 review and actions for 2018

The Board undertook an external evaluation of its performance and that of its Committees in 2017. The review was facilitated by Boardroom Review Limited, a consultancy which undertakes no other business for the Company. The external nature of the review met the provision of the UK Corporate Governance Code which requires external evaluations on no less than three-yearly intervals.

The evaluation included interviews with all Board members and the Group General Counsel and Company Secretary, and attendance and observation by Dr Tracy Long at a number of Board and Committee meetings. Supporting materials to enhance the assessment team's understanding of how the Board and its Committees operate were provided.

The findings were presented to the Board in December 2017 and a collective Board discussion to exchange ideas and agree priorities arising from the report took place.

The report identified a number of strengths of the Board, including strong leadership from the Chairman and Group Chief Executive; a collegiate and constructive environment; effective use of time; high quality information flow; robust risk and control oversight; appropriate tone through the Remuneration Committee; attention to leadership development and effective shareholder communication.

Through the evaluation and subsequent discussion at the Board meeting in February 2018, the Board identified areas of particular focus and related actions:

Theme	Summary of actions

Creating the right environment for critical decision making	Spend additional time on site visits. Continue to hold Non-executive Director only sessions on an as-required basis

Highlighting culture on the agenda	Provide further reports to the Board on culture in 2018 and mature the Group's strategic objective to 'develop a framework for a measurable, definable culture'

Increasing the Board's resilience	Continue to focus on gender and other diversity in all new Board appointments. Introduce a skills map to monitor experience and expertise more formally

Director evaluation

The performance during 2017 of the Non-executive Directors and the Group Chief Executive was evaluated by the Chairman in individual meetings. Philip Remnant, the Senior Independent Director, led the Non-executive Directors in a performance evaluation of the Chairman.

Executive Directors are subject to regular review and the Group Chief Executive individually appraised the performance of each of the Executive Directors as part of the annual Group-wide performance evaluation of all staff.

The outcome of these evaluations is reported to the Nomination & Governance Committee in February each year in order to inform the Committee's recommendation that each Board member be put forward for re-election by shareholders.

Executive Director performance is also reviewed by the Remuneration Committee as part of its deliberations on bonus payments.

Building Directors' knowledge

Induction—new Directors

On appointment, each new Director is provided with a comprehensive induction, tailored to reflect the experience of the individual and his or her position as a Non-executive or Executive Director.

Our two new Directors, Mr Watjen and Mr FitzPatrick each received a full induction to the business.

A summary of the general topics covered, as well as the role specific topics on which they each received comprehensive briefings, are set out in the table below.

General induction programme relevant to all new Directors		Role-specific induction programme for new Directors

Understanding our governance	Understanding our business	Mark FitzPatrick	Tom Watjen

—

Meetings with the Chairman and the Group Chief Executive separately

—

Explanation of the Group's strategy and business plan

—

Explanation of Prudential's corporate structure, Board and Executive Committee structure

—

Briefings on Group governance framework and key policies

—

Training as needed on the rules and governance requirements of the London and Hong Kong Stock Exchanges and on fulfilling the statutory duties of a Director

—

Tailored briefings with each business unit to gain a comprehensive understanding of each of their business models, product suites, pricing arrangements and governance structures

—

Introductory meetings with all Group functions

—

Comprehensive briefings on the regulatory environment in which the Group operates

—

Briefings on top risks and internal controls

—

Tailored meetings with members of the Group Finance function

—

Company financial reporting overview on key Group issues including US GAAP differences, IFRS Insurance Performance Management, IFRS contracts and tax

—

Walkthrough of financial reporting disclosures

—

Additional tailored support in his first role as Chief Financial Officer of a global financial services operation

—

Human Resources-specific induction provided by the Director of Human Resources, including an overview of Group Reward, current UK remuneration hot topics, and the role of the Remuneration Committee and business unit remuneration committees

—

Meeting with the Chair of the Remuneration Committee to discuss the annual cycle of Committee work, its current focus and focus for 2018 and beyond

Induction—role changes

Since Mr Nicandrou was appointed Chief Executive of Prudential Corporation Asia he has continued to deepen his knowledge of the Asia business with a tour of operations across each of the 14 markets in which Prudential Corporation Asia operates. As part of his visits, Mr Nicandrou spent time with senior management, staff and agents of both Prudential Corporation Asia's Life and Eastspring operations. He held a regional conference to provide insights on the strategic direction of the business and to discuss opportunities to broaden distribution, simplify products and services, and the role of digital technology in upgrading the way the business engages and services its customers. He has also engaged extensively with regulators, government officials, existing and prospective partners and hosted a regional investor conference.

Mr Law had been a member of the Audit Committee for almost two years at the time of his appointment as Chair, which provided him with detailed knowledge of its operations and he worked closely with the outgoing Chair to ensure a smooth transition. In addition Mr Law met with the Chief Financial Officer and other members of Group Finance, the Group-wide Internal Audit Director, the Group Regulatory and Government Relations Director and the Director of Group Compliance in preparation for his role as Chair. Mr Law attended one of each of the Material Subsidiary audit committee meetings to gain a better understanding of their operations. He also met with the Group

Chief Risk Officer and other members of Group Risk to prepare him for his role as a member of the Risk Committee.

Lord Turner received a detailed briefing from the Director of Group Finance on appointment to the Audit Committee.

A full description of all Board and role changes during 2017 are set out in the Board of Directors section.

Board site visits

Jakarta, Indonesia—March 2017	Craigforth, Scotland—September 2017

All Board members made a site visit to the Group's operations in Jakarta, Indonesia in March 2017. The visit included presentations from the Prudential Corporation Asia executive team on regional financial performance and an overview of the asset management and life businesses across Asia.
All Board and GEC members visited the Group's operations in Craigforth, Scotland in September 2017. The visit included presentations from the M&G Prudential executive team, which gave opportunity to demonstrate to the Board the activity that had taken place in merging the M&G and Prudential life businesses.

This was followed by detailed presentations by the local Indonesian executive team focusing on agency, Sharia strategy, products, operations, compliance and risk management, brand and corporate social responsibility.
In addition, focus sessions were held to provide an in-depth understanding of Prudential Savings & Retirement Solutions and M&G. These included sessions on the annuities business, the customer vision and strategy, distribution, investment management, transformation and culture.

The Board also attended an agency 'Greater Together' recognition event at the Kasablanca Hall with more than 4,000 agents and visited an agency training centre and two agency offices in Menara 88 (PruVictory and PruFavor) which gave an opportunity to see the Group's distribution in action.	As well as formal presentations, the Board visited different parts of the Craigforth site for demonstrations from employees on typical processing systems and technology innovation.

Continuing development of knowledge and skills

During 2017, the Board and its Committees received a number of technical and business updates as part of their scheduled meetings, providing information on external developments relevant to the Group and on particular products or operations. Below is an overview of how Directors are kept up to date:

–
The Board holds an annual strategy session, which allows for detailed updates on each of the business units and deep dives on strategic direction and objectives for the Group;

–
The Board receives updates on brand and corporate responsibility activities, usually once a year;

–
The Board receives updates at each of its full Board meetings on corporate governance, political and regulatory developments, and the dynamics of equity and currency markets. In 2017, this included updates on the political environment, such as Brexit and tax reform in the USA. The Board also considered MiFID II, the General Data Protection Regulation, the Modern Slavery Act, and the review of the FRC's UK Corporate Governance Code;

–
In December 2017, the Group ran a focused cyber training session for members of the Risk and Audit Committees, which was open to all Directors;

–
The Board reviews each business unit at least once a year and conducts periodic site visits as part of this. In 2017, the Board met in Jakarta, Indonesia and Craigforth, Scotland. Details of the activities undertaken on these visits are set out above;

–
The Board and the Risk Committee receive regular updates on market developments and key risks, including updates on Solvency II and cyber risk. The Risk Committee reviews top risks on an annual basis and deep dives into specific topics in response to the identification of key risks. This review covers the financial, operational and strategic risks, whilst also identifying and addressing business environment and insurance risks within the Group. The identification of such risks inform the risk reporting provided to the Committee and the Board;

–
The Audit Committee receives updates on developments affecting financial reporting and the role of audit committees generally. In 2017 this included updates on MiFID II, audit matters for consideration, and financial reporting disclosures as well as forward looking consideration for IFRS 17; and

–
The Remuneration Committee receives updates on regulatory and governance developments affecting the Group's remuneration arrangements. In 2017, these included the PRA's guidance on Solvency II remuneration requirements, the Investment Association Principles of Remuneration, BEIS Corporate Governance reform concerning remuneration and gender pay gap reporting.

Further information on the activities of the Board and its Committees can be found in the tables explaining how the Board and its Committees spent their time.

All Directors have the opportunity to discuss their individual development needs as part of the annual Board effectiveness review and Directors are asked to provide a record of training received externally on an annual basis. All Directors have the right to obtain professional advice at Prudential's expense.

Diversity

Given the global reach of the Group's operations, and our business strategy and long-term focus, the Board makes every effort to ensure it is able to recruit Directors from different backgrounds, with diverse experience, perspective and skills. This diversity not only contributes towards Board effectiveness but is essential for successfully delivering the strategy of an international Group.

This is reflected in our Group Diversity and Inclusion Policy which aims to provide equal opportunities to all who apply for and who perform work for our organisation—including our Directors—irrespective of sex, race, age, ethnic origin, educational, social and cultural background, marital status, pregnancy and maternity, civil partnership status, any gender reassignment, religion or belief, sexual orientation, disability, or part-time/fixed-term work, and to ensure appropriate diversity of experience, skill sets and professional backgrounds.

The Board is committed to recruiting the best available talent and appointing the most appropriate candidate for each role while at the same time aiming for an appropriate diversity on the Board. The Nomination & Governance Committee takes into account the Group Diversity and Inclusion Policy when considering succession planning. Prudential has a preference for using suppliers recognised for their commitment to diversity. The Board considers that its diversity of experience, skill-set and professional background has been increased as a result of Board level succession in 2017.

The Board continues to commit to developing a robust and diverse talent pipeline and to increasing representation of women in senior positions in the Group and on the Board. As part of this commitment the Board may endorse relevant measurable objectives for increasing diversity. For example, in 2016 the Board decided to sign the HM Treasury Women in Finance Charter with an aim to achieve at least 30 per cent of women in senior management by the end of 2021 and in 2017, all Executive Directors volunteered to mentor members from our senior management team of various ages, gender, educational and professional backgrounds. The Group also engaged in a number of targeted activities in support of our Diversity and Inclusion Policy, including awareness training of unconscious bias.

Shareholder engagement

As a major institutional investor, the Board recognises the importance of maintaining an appropriate level of two-way communication with shareholders.

A full programme of engagement with shareholders, potential investors and analysts, in the UK and overseas, is conducted each year by the Group Chief Executive and the Chief Financial Officer, led by the Investor Relations team. A conference for investors and analysts is held on a regular basis, including in-depth business presentations and opportunities for attendees to meet with members of the Board and senior executives and an opportunity for the executive team to communicate progress and strategy outside of the financial reporting cycle. The most recent event was held in November 2017 and feedback was provided to the Board in December 2017.

The Group Chief Executive, Chief Financial Officer and Investor Relations team also attend major financial services conferences to present to and meet with the Company's shareholders.

In 2017, as part of the investor relations programme, over 320 meetings were held with approximately 700 individual institutional investors in London, continental Europe, the USA and Asia.

The Company holds an ongoing programme of regular contact with major shareholders, conducted by the Chairman, to discuss their views on the Company's governance. The Senior Independent Director offers meetings to major shareholders as needed. Engagement with institutional investors on the Directors' Remuneration Policy and implementation is led by the Remuneration Committee Chair. Other Non-executive Directors are available to meet with major shareholders on request.

Shareholder feedback and key issues from these meetings is communicated to the Board. Details of when feedback was discussed by the Board in 2017 can be found in the table 'Key areas of focus—how the Board spent its time'.

The Annual General Meeting is an opportunity for further shareholder engagement, for the Chairman to explain the Company's progress and, along with other members of the Board, to answer any questions. All Directors then in office attended the 2017 Annual General Meeting.

Further information on Directors

Information on a number of regulations and processes relevant to Directors, and how these are addressed by Prudential, is given below.

Area	Prudential's approach

Rules governing appointment and removal

—

The appointment and removal of Directors is governed by the provisions in the Articles of Association (the Articles), the UK Corporate Governance Code (the UK Code), the Hong Kong Corporate Governance Code (HK Code) as appended to the Hong Kong Listing Rules (the HK Listing Rules) and the Companies Act 2006.

Terms of appointment	— Non-executive Director tenure is shown in 'Compensation'. — Non-executive Directors are appointed for an initial term of three years, commencing with their election by shareholders.
— Subject to review by the Nomination & Governance Committee and re-election by shareholders, it would be expected that Non-executive Directors serve a second term of three years.

—

After six years, Non-executive Directors may be appointed for a further year, up to a maximum of three years in total. Reappointment is subject to rigorous review as well as re-election by shareholders.

— The Directors' remuneration report sets out the terms of the Non-executive Directors' letters of appointment and the terms of Executive Directors' service contracts.

Time commitment

—

At present, the average time commitment expected of a Non-executive Director is 32.5 days per annum. In addition, all Non-executive Directors currently serve on at least one of the Board's principal Committees, which requires an additional commitment of time dependent on the Committee and role.

— On appointment, all Non-executive Directors confirm they are able to devote sufficient time to the Group's affairs to meet the demands of the role.

Area	Prudential's approach

— All Non-executive Directors are required to discuss any additional commitments which might impact the time which he or she is able to devote to their role with the Chairman prior to accepting.

Independence	— The independence of the Non-executive Directors is determined by reference to the UK Code and HK Listing Rules as follows:

—

for the purposes of the UK Code, throughout the year, all Non-executive Directors were considered by the Board to be independent in character and judgement and to have met the criteria for independence as set out in the UK Code; and

—

all the Non-executive Directors were considered independent for the purposes of the HK Listing Rules, and each Non-executive Director provides an annual confirmation of his or her independence as required under the HK Listing Rules.

— In accordance with US regulatory requirements, Prudential affirms annually that all members of the Audit Committee are independent within the meaning of the Sarbanes-Oxley legislation.

—

Prudential is one of the UK's largest institutional investors. The Board does not believe that this compromises the independence of those Non-executive Directors who are on the boards of companies in which the Group has a shareholding. The Board also believes that such shareholdings should not preclude the Company from having the most appropriate and highest calibre Non-executive Directors.

Audit Committee experience

—

In relation to the provisions of the UK Corporate Governance Code and HK Listing Rules, the Board is satisfied that Mr Law has recent and relevant financial experience and that the Committee as a whole has competence relevant to the sectors in which the business operates. Full biographies of the Committee members including experience and professional qualifications, are set out in the Board of Directors section.

Indemnities

—

Subject to the provisions of the Companies Act 2006, the Company's Articles permit the Directors and officers of the Company to be indemnified in respect of liabilities incurred as a result of their office.

— Suitable insurance cover is in place in respect of legal action against directors and senior managers of companies within the Group.

—

Qualifying third-party indemnity provisions are also available for the benefit of the Directors of the Company and certain other such persons, including certain directors of other companies within the Group.

— Qualifying pension scheme indemnity provisions are also in place for the benefit of certain pension trustee directors within the Group.
— These indemnities were in force during 2017 and remain so.

Significant contracts	— At no time during the year did any Director hold a material interest in any contract of significance with the Company or any subsidiary undertaking.

Governance Committees

Committee Reports

The principal Board Committees are the Nomination & Governance, Audit, Risk and Remuneration Committees. These Committees form a key element to the Group governance framework, facilitating effective independent oversight of the Group's activities by the Non-executive Directors.

Each Committee Chair provides an update to the Board of each Committee meeting, supported by a short written summary of the Committee business considered.

Nomination & Governance Committee report

This report describes how the Nomination & Governance Committee has fulfilled its duties under its terms of reference during the year.

The Board changes in 2017 have again demonstrated the effectiveness of its preparations for Board level succession. Full details of all Board changes during the year can be found in the Board of Directors section.

The smooth transition of David Law as the new Audit Committee Chair, who also joined this Committee in May, and the appointment and induction of Tom Watjen has helped to refresh the Non-executive roles on the Board.

The move by Nic Nicandrou to become Chief Executive of Prudential Corporation Asia and the appointment of Mark FitzPatrick as Chief Financial Officer demonstrates both the effectiveness of the succession planning preparations and the ability of the Committee to recruit high calibre candidates with the appropriate skills and knowledge for the business.

Having the right individuals in place in leadership roles is fundamental to the successful delivery of Prudential's strategy. The Board requires a diverse skill set which can be deployed across the Committees and businesses for the benefit of the Group and its stakeholders.

Careful ongoing review and planning ensures that the Board continues to attract the high calibre individuals it requires and that there are no gaps in leadership. In 2017, the Committee formalised its approach in this area by creating a skills map to support succession planning, which identifies sector-specific and general operational competencies as well as geographic and business experience.

The retirement of Ann Godbehere, in May 2017, at the end of nine years of service as a Non-executive Director, and Penny James stepping down as an Executive Director and Group Chief Risk Officer in September 2017, have impacted the Board's gender diversity. The Committee has therefore committed to focus particularly on strengthening gender diversity, alongside diversity of skills, in its succession planning in 2018.

The role of the Committee has grown since 2016 when it took on responsibility for overseeing the governance arrangements in the Group. This includes the governance of its Material Subsidiaries, in order to ensure that those boards operate effectively and that the independent non-executive directors can constructively challenge and monitor performance in those businesses. The Committee spent time considering the composition and effectiveness of those boards, the processes around its risk and audit committees, and the tenure and succession of its non-executives.

The Committee Chair oversees the governance arrangements for the Committee. The Committee considered its terms of reference in November 2017, and in the preparation of this report the Chairman considered the time commitment, number of meetings and skills and experiences required for Committee members.

The Committee Chair also has responsibility for ensuring the Committee runs effectively and makes the most of its meeting time. To ensure it does so, open debate and contributions from all Committee members is encouraged by the Committee Chair.

As part of the Board's effectiveness review, described in more detail in the How We Operate section, the Committee was found to be operating effectively and given action points around developing its skills map and considering Committee membership, both of which are ongoing tasks.

Committee members	Regular attendees

Paul Manduca (Chair)	Group Chief Executive
Howard Davies	Group Human Resources Director
David Law (from May 2017)	Group General Counsel and Company Secretary
Anthony Nightingale
Philip Remnant
Ann Godbehere (until May 2017)

Number of meetings in 2017: Four

How the Committee spent its time during 2017

	Feb	May	Jun	Nov

Year end matters, re-election and tenure
—review external positions, conflicts of interests and independence, time commitment, tenure and terms of appointment	•
—review performance of Chairman and Non-executive Directors	•
—review relevant disclosures in the Annual Report and Accounts	•
—recommend election of Directors by shareholders	•
Succession planning, skills mapping and appointments
—Chairman				•
—Non-executive Directors	•		•	•
—Group Chief Executive	•
—Executive Directors		•		•
—GEC composition				•
Governance
—membership review of principal Board Committees	•
—Committee terms of reference				•
Material Subsidiary governance
—subsidiary board composition, non-executive succession planning and appointments			•	•
—Material Subsidiary committee attendance				•
—terms of reference for Material Subsidiary boards, chairs and committees	•			•
—Material Subsidiary governance manual	•			•
—Material Subsidiary board, chair and director evaluations	•

Key matters considered during the year

Matter considered	How the Committee addressed the matter

Succession planning

—Succession planning	Throughout the year, the Committee kept succession plans for all Executive and Non-executive Board roles under review. Succession plans are supported by the year end Board evaluation and individual performance evaluations.

The Committee takes account of the size, structure and composition of the Board and its Committees, including existing knowledge, experience and diversity. In doing so, the Committee considers the Group's strategic needs and anticipates future needs, skills and experience. The Committee is responsible for developing and periodically reviewing objectives established for the implementation of diversity on the Board and monitoring progress toward the achievements of those objectives. A description of the Group Diversity and Inclusion Policy is included in the How We Operate Section. Following the departure of Ann Godbehere and Penny James in 2017, the Committee is focusing on gender diversity, alongside diversity of skills, in its succession planning in 2018.

The Committee works with the Group Chief Executive and Group Human Resources Director to ensure that when a vacancy or a gap in the Board's skills is identified, a role specification is prepared, taking into account feedback from the Committee and the Group's Diversity and Inclusion Policy. Once the specification is agreed, specialist talent agencies are typically engaged to create a shortlist of candidates for review by the Committee and other stakeholders. Interviews with individuals then take place and feedback is provided to the Committee members. In this manner, a preferred candidate is selected and the Committee then recommends the individual to the Board for appointment (subject to regulatory approval where required).

Contemporaneously with this process, thorough due diligence checks are undertaken on the candidate and we liaise with the FCA and PRA as to the suitability of the individual from a regulatory perspective, as needed.

—Non-executive Directors

During the year, the Committee finalised the terms of appointment of Mr Watjen as a Non-executive Director. The work of the Committee was supported by Russell Reynolds as search consultant. In 2017, the Committee debated and approved a skills map for use in Non-executive succession planning discussions. The skills map identifies key skills and experiences, including sector, geographic and operational skills, which are desirable for the Board as a whole, taking account of the Group's strategic direction.

As part of its focus on searching for an additional Non-executive Director, in November 2017 The Miles Partnership was instructed to begin a market mapping exercise with particular focus on potential female candidates to ensure that the Board's gender diversity was addressed in a positive manner.

—Executive Directors and senior executives	The Committee carried out its annual review of the succession plans in place for the Group Chief Executive, other Executive Directors and Group Executive Committee roles.

The development and renewal of these plans was led by the Group HR Director, supported by Egon Zehnder in the case of the Group Chief Executive plan and by Talent Intelligence for the other Executive Director roles and GEC members. In 2017, Talent Intelligence prepared long-lists and short-lists with a focus on gender and ethnic diversity requirements.

The Committee has oversight of senior executive level succession planning and the talent pipeline.

The Committee discussed these plans closely with the Group Chief Executive to identify business requirements and plan for future succession needs and gave feedback on the planning process. The Company continues to commit to developing a robust and diverse talent pipeline, increasing representation of women in senior positions.

During 2017:
— Mr FitzPatrick was appointed as Chief Financial Officer in July 2017, following completion of a comprehensive search;

—

Following the departure of Penny James in September 2017, Prudential appointed Pat Casey as Interim Group Chief Risk Officer while the search for a permanent successor continued. Following a recommendation from the Committee, the Board appointed James Turner as an Executive Director and as Group Chief Risk Officer with effect from 1 March 2018; and

— Mr Nicandrou took on the role of Chief Executive Prudential Corporation Asia, following Mr Wilkey's departure.
In each case, the Committee was well prepared and responsive, considering candidate profiles and skills and conducting interviews.

—Use of search consultancies	Neither Russell Reynolds nor The Miles Partnership have any additional connection with Prudential. In addition to acting as search consultant for certain executive hires, Egon Zehnder also provides support for senior development assessments. Talent Intelligence also provides additional succession planning support to the Group below GEC level.

—Review of principal Committee membership	The Committee regularly reviews the membership of all principal Committees and makes recommendations to the Board as appropriate.

In February 2017, the Committee made recommendations to the Board to appoint Lord Turner to the Audit Committee and to appoint Mr Law to the Risk Committee and as Audit Committee Chair, which changes became effective in May 2017. The Committee recommended the appointment of Mr Watjen to the Remuneration Committee on his appointment as a Non-executive Director in July 2017.

In February 2018, the Committee also recommended the appointment of Ms Schroeder as a member of the Risk Committee, which was effective from 1 March 2018.
Full details of changes to the membership of the principal Committees are set out in the Board of Directors section.

—Election of Directors	As part of its ongoing work on Board succession planning, the Committee considered the terms of appointment for the Chairman, Committee Chairs and Non-executive Directors taking into account time commitment and the general balance of skills, diversity, experience and knowledge on the Board, assessing length of service in their roles.
Particular attention has been paid to the recommendation to re-elect Mr Nargolwala and Sir Howard Davies at the Annual General Meeting to be held in 2018 due to their length of service.

Having reviewed the performance of the Non-executive Directors in office at the time, and having received feedback from the Group Chief Executive on the performance of the Executive Directors, the Committee concluded that each Director continued to perform effectively and was able to devote sufficient time to fulfil their duties, taking account of the number and nature of their external appointments. The Committee recommended to the Board that all Directors should stand for election at the Company's Annual General Meeting.

Independence and conflicts of interest

—Independence criteria	The Committee considered the independence of the Non-executive Directors against relevant requirements as outlined in the Further Information on Directors section.

—Conflicts of interest	The Board has delegated authority to the Committee to consider, and authorise where necessary, any actual or potential conflicts of interest.

Prior to proposing Directors for re-election, the Committee considered the external appointments of all Directors and reviewed existing conflict authorisations, reaffirming or updating any terms or conditions attached to authorisations where required. In addition, the Committee considered the external positions of those Directors appointed during the year, noted changes in the external positions of existing Directors and considered whether these gave rise to any conflicts.

The Board considers that the procedures set out above for dealing with conflicts of interest, operate effectively.

Governance

—Group subsidiaries	During the year under review, the Committee carried out various duties related to the Material Subsidiaries including succession planning arrangements for non-executive directors, evaluating the performance of the Material Subsidiary boards, chairs and directors, reviewing Material Subsidiary governance arrangements, including principles for attendance at committee meetings, and the terms of reference for the Material Subsidiary boards and chairs.

Appointment of Tom Watjen

The Committee undertook a thorough and international search for potential candidates, supported by Russell Reynolds who were engaged for this purpose. The objective of the search was to enhance the Board's US expertise and insurance executive experience. Mr Watjen was identified as a preferred candidate following interviews with the Chairman, the Senior Independent Director and Group Chief Executive. The Committee reviewed Mr Watjen's skills and experiences against the needs of the business, noting in particular his knowledge of the insurance sector, his many years in senior executive roles and his understanding of US regulatory matters. His appointment was then recommended to the Board for consideration and subsequently approved in July 2017.

Audit Committee report

This report describes how the Audit Committee has fulfilled its duties under its terms of reference during the year.

Following the retirement of Ann Godbehere from the Board in May 2017, David Law has taken over responsibility as Chair of the Committee, building upon the significant contribution Ann made to the Committee during her nine years of service.

In May 2017 Lord Turner joined as an additional Committee member. Lord Turner's biography is included in the Board of Directors section.

A key part of the Committee's role is to provide the Board with assurance as to the integrity of the business through its activities in monitoring financial reporting and the second and third lines of defence as part of the internal control environment.

The Committee continued to focus on the integrity of the Group's financial reporting and ensuring appropriate financial accounting policies are adopted and implemented. It also reviewed management's annual process for setting assumptions which underpin the Group's IFRS insurance liabilities and European Embedded Value (EEV) results and requested additional information and clarification where needed. Building on work undertaken in prior years, in 2017 the Committee further accelerated its year end process and carried out a substantive review of key judgements, such as UK mortality and expenses, policyholder behaviour assumptions in Jackson and, for EEV reporting in particular, persistency in Asia, before the year end. As in previous years, the Committee reviewed the Group's Annual Report and Accounts and advised the Board that they were considered to be fair, balanced and understandable. The Committee also reviewed the Group's Solvency II reporting disclosures forming part of its 2016 full year and 2017 half and full year reports. Following a transfer of duties from the Risk Committee during the year, the Committee is now responsible for reviewing the Solvency and Financial Condition Report (SFCR) and the Regulatory Supervisory Report (RSR), which is a private regulatory filing.

An important part of the Committee's duties is to monitor the relationship with the Group's external and internal auditors. The Committee reviewed the activities of KPMG as external auditor and made a recommendation to the Board concerning their continuing appointment (subject to shareholder approval) which took into account a number of factors including independence and objectivity, the level of remuneration, effectiveness, and tenure. The Committee also approved non audit work that was considered appropriate and in line with the Group's policy. During the year, KPMG scored highly in the Committee's effectiveness review which included feedback from senior finance personnel across all the Group's business units. It remains the Committee's current view that, without exceptional circumstances, change to auditors should not occur prior to the adoption of the new accounting standards on insurance contracts (IFRS 17). A plan to identify their successors to ensure a smooth transition has been developed.

During the year the Committee continued to receive regular briefings from the Group-wide Internal Audit (GwIA) function. Delivery of the internal audit plan represents a key component of the Committee's oversight of the Group's internal controls procedures. GwIA undertook a programme of risk-based audits covering matters across the business units in addition to assurance work on significant change programmes such as preparations for the implementation of the General Data Protection Regulations (GDPR) and MiFID II. The Committee also approved the 2018 audit plan which focuses on matters such as financial, business change, regulatory and operational risks as well as consideration of controls to deliver appropriate customer outcomes. The plan was mapped to the key risks identified by the Group Risk Committee and is kept under review throughout the year as necessary to ensure the programme remains in line with business needs.

The Committee regularly reviews the performance of GwIA and monitors the adequacy of the resourcing available to the function. In addition, in 2017 an independent External Quality Assessment (EQA) of GwIA was undertaken by Deloitte in line with the Chartered Institute of Internal Auditors Standards (the Standards). The EQA concluded that GwIA met the Standards and code of ethics, and assisted both the Committee and the executive management in identifying and mitigating risk.

During the year the Committee Chair was involved in recruiting a successor to the role of Director of GwIA. After an extensive internal and external search, the Committee appointed an individual with extensive knowledge of the Group, having previously been the Chief Operating Officer of Group Risk, and before that the Group Compliance Director.

The Committee received updates against the annual Compliance Plan (the Plan). In 2017 the Plan focused on a number of areas to help strengthen the compliance framework, which is intended to aid the Group in meeting regulatory obligations. The Plan also included the management and review of Group Compliance top risks, including anti-money laundering and anti-bribery and corruption.

The Committee also refreshed the Group's whistleblowing protocols and spent time with the Group Resilience Director to gain comfort that he was appropriately supported. The Committee sponsored a special review to ensure there was no evidence of abuse of power in the workplace.

During 2017 the Committee reviewed the Group's first published tax strategy and environmental, social and governance (ESG) report, both released in May. Another key piece of work was the review of the disclosures about the merger of M&G and Prudential UK & Europe into one business and an additional meeting was held to discuss these. Members of the Committee also received additional updates on the impact of MiFID II and reviewed the financial disclosures relating to the partial sale of the UK annuity portfolio.

The Committee looks to identify matters likely to impact the Group going forward. In addition to its usual activities, in 2018 the Committee expects to consider further the impact of IFRS 17, as well as monitoring regulatory changes and the impact of major projects such as the creation of M&G Prudential on the Group's internal controls functions.

The Committee also works closely with the Risk Committee to make sure both Committees are updated and aligned on matters of common interest. Where responsibilities are perceived to overlap between the two Committees, the Committee Chair works with Sir Howard to agree the most appropriate Committee to consider the matter. In December both Committees held a joint informational session on cyber security, to which all Directors were invited.

As part of the transition for the Committee Chair, as well as the regular meetings with the Material Subsidiary audit committee chairs to facilitate escalation of important matters and reporting of material issues to the Committee, the Chair attended one of each of the Material Subsidiary audit committee meetings to gain a better understanding of how they operate. This was found to be helpful and the Committee will look to repeat this in the coming years.

It is the role of the Chair to consider the governance arrangements for the Committee. The Committee considers its terms of reference at least annually and proposed changes to its terms of reference in December 2017. The only significant change related to the review of Solvency II disclosures which now rests with the Committee.

The Committee Chair also has the responsibility for ensuring the Committee runs effectively. To ensure it does so and provides constructive challenge to management, open debate and contributions from all Committee members is encouraged by the Chair.

Committee members are encouraged to meet with management or the internal and external audit team where this assists them in their preparations. The Committee Chair reports to the full Board after each meeting on the main matters discussed.

An annual review of the Committee's effectiveness was carried out as part of the Board evaluation, described in more detail in the How We Operate section. The Committee was found to be functioning effectively.

Committee members	Regular attendees

David Law (Chair) (from May 2017)	Chairman of the Board
Ann Godbehere (until May 2017)	Group Chief Executive
Howard Davies	Chief Financial Officer
Philip Remnant	Group Chief Risk Officer
Alice Schroeder	Director of Group Finance
Lord Turner (from May 2017)	Group Regulatory and Government Relations Director
Group General Counsel and Company Secretary
Director of Group Compliance
Director of Group-wide Internal Audit
External Audit Partner

Number of meetings in 2017: Nine. In addition, a joint meeting was held with the Risk Committee.

How the Committee spent its time during 2017

	Feb	Mar(1)	May	Jul	Aug(1)	Nov	Dec

Financial reporting and external auditor
—Periodic financial reporting including:
Key accounting judgements and
disclosures	•	•	•	•	•	•	•
Solvency II results and
governance processes
Associated audit reports
—Review of announcement of the merger of M&G and Prudential UK & Europe					•
—Developments in tax disclosures	•		•			•	•
—Audit planning, fees, independence, effectiveness and re appointment	•		•	•
Internal control framework
—Internal control framework effectiveness	•
Internal auditors
—Status updates and effectiveness	•		•	•		•	•
—Internal audit plan				•			•
Compliance
—Status updates	•		•	•		•	•
—Compliance plan							•
—MiFID II updates						•	•
Financial crime and whistleblowing
—Update on whistleblowing issues raised	•		•	•		•	•
—Financial crime prevention including anti-money laundering, prevention of tax evasion and anti-bribery and corruption programmes	•						•
Governance and reporting
—Material Subsidiaries updates	•	•	•	•	•	•	•
—Internal framework effectiveness/refresh	•		•	•		•	•
—Environmental, social and governance reporting			•
—Business unit audit committee effectiveness, status updates and terms of reference	•		•	•		•	•
—Committee terms of reference							•

Note

(1)
Two meetings were held in each of March and August 2017.

Key matters considered during the year

Matter considered	How the Committee addressed the matter

Financial reporting and tax

Overview	One of the Committee's key responsibilities is to monitor the integrity of the financial statements.

The Committee assessed whether appropriate accounting policies had been adopted throughout the accounting period and whether management had made appropriate estimates and judgements over the recognition, measurement and presentation of the financial results. There were no new or altered accounting standards in 2017 that had a material effect on the Group's financial statements.

The Committee considered compliance with accounting standards and obligations under applicable laws, regulations and governance codes. Particular areas on which the Committee focused during the year included the fair, balanced and understandable requirement under the UK Corporate Governance Code, providing advice to the Board in respect of this requirement and reviewing the up-date of these disclosures for revised reporting requirements.

In May 2017 the Group published externally, for the first time, a Group tax strategy document and a Group environmental, social and governance report. Both documents were reviewed by the Committee, which was updated on the approach and progress as the documents were developed.

Key assumptions and judgements	The Committee reviewed the key assumptions and judgements made in valuing the Group's investments, insurance liabilities and deferred acquisition costs under IFRS, together with reports on the operation of internal controls to derive these amounts. It also reviewed the assumptions underpinning the Group's European Embedded Value (EEV) metrics. The Committee considered information, including peer comparisons if relevant and available, on the following key assumptions:
— Persistency, mortality, morbidity and expense assumptions within the Asia life businesses;
— Economic and policyholder behaviour assumptions (including mortality) affecting the measurement of Jackson guaranteed liabilities and amortisation of deferred acquisition costs; and

—

Mortality, expense and credit risk assumptions for the UK annuity business. Mortality assumptions were a particular focus for the Committee following a detailed review of granular historic experience data by the UK business and the release of new industry mortality improvement tables. Further information is contained in the consolidated financial statements.

The Committee was satisfied that the assumptions adopted by management were appropriate.

Key matters considered during the year

Matter considered	How the Committee addressed the matter

The Committee also received information on the nature of goodwill and intangible asset values and considered what factors might give rise to an impairment of the Group's intangibles and whether those factors had arisen in the period. The Committee was satisfied that there was no impairment of the Group's intangibles at 31 December 2017.

The Committee reviewed and challenged updates to the Group's independent price valuation policy for investments and endorsed the proposed enhancements to Group Finance oversight of this policy. It also received information on the carrying value of investments in the Group's balance sheet including data on the approach used in that valuation (for example, the level of asset valued on a mark to market basis).
The Committee satisfied itself that overall investments were valued appropriately.

The Committee regularly reviews the Group's provisions, including the level of provisioning for regulatory and litigation matters and provisions for certain open tax items including tax matters in litigation. The Committee was satisfied that the level of provisioning adopted by management was appropriate.

Other financial reporting matters and tax reporting	The Committee considered various analyses from management regarding Group and subsidiary capital and liquidity prior to recommending to the Board that it could conclude that the financial statements should continue to be prepared on the going-concern basis and the disclosures on the Group's longer-term viability were both reasonable and appropriate.
As part of its assessment of the description of performance within the Annual Report, the Committee considered judgemental aspects of the Group's reporting across the Group's IFRS and EEV metrics.

This assessment included a review to ensure that the allocation of items between operating and non-operating profit was in accordance with the Group's accounting policy. The Committee considered the impact of equity and interest rate movements on the IFRS results of the Group's US business and after discussion, the Committee was satisfied that the presentation and disclosure of such impacts was appropriate and consistent with prior periods. Following the announcement of the merger of M&G and the UK life business, the Committee re-evaluated the Group's segmental disclosure, resulting in a revision to reflect the revised business unit structure. Prior to the announcement of the merger, the Committee also reviewed the basis of preparation of the costs and synergies disclosed. This work was supported by external independent review of management's proposed disclosures.
The potential impact of proposed US tax reforms was considered in advance of their implementation in December 2017 and the impact of the final rule changes were discussed in detail post year end.

Key matters considered during the year

Matter considered	How the Committee addressed the matter

The Committee reviewed and approved the Group's tax strategy which was subsequently published in May 2017 and was also updated on the 2016 country by country tax disclosures required to be filed with HM Revenue & Customs by the end of 2017.
The Committee reviewed the parent company profit and loss account and balance sheet, which included recognition of a pension surplus asset.

In addition to these reporting matters, the Committee also received and considered regular updates from management on the status and implications for the Group of financial reporting developments, including new accounting standards due to be implemented over the period 2018-2021. In particular it received an overview of the requirements of IFRS 17 on insurance contracts, following publication of the final standard in the first half of 2017.

External audit
Review of effectiveness, non-audit services and auditor reappointment

External audit effectiveness	The Group's external auditor is KPMG LLP (KPMG) and oversight of the relationship with them is one of the Committee's key responsibilities. This included challenging and querying KPMG's approach to risk and other issues regularly throughout the year.

The Committee approved KPMG's terms of engagement for the statutory audit, and approved fees for both audit and non-audit services in accordance with the Group's policy. To assess the effectiveness of the auditor, the Committee reviewed the audit approach and strategy, and received an internal report on their performance.

The separate internal evaluation of the auditor was conducted using a questionnaire which was circulated to the Committee, the Chief Financial Officer and the Group's senior financial leadership for completion.

The feedback provided was reviewed and compiled into a report for the Committee which covered areas such as the knowledge and expertise of the partners and team members, their understanding of the Group, the resourcing applied to the audit and continuity of the team, liaison with Group-wide Internal Audit and approach to resolution of issues, as well as factors such as their coordination across the Group's multiple jurisdictions and quality of their written and oral communication. The degree of challenge and robustness of approach to the audit were key components of the evaluation.
The Committee Chairman invited other Group stakeholders to provide their views on the performance of the auditor, and KPMG were given the opportunity to respond to the findings in the report.
KPMG also provided commentary on the findings of the FRC's Annual Audit Quality Review of KPMG and the firm-wide actions being taken to address observations made.

Key matters considered during the year

Matter considered	How the Committee addressed the matter

On completion of the activities outlined above, the Committee concluded that the audit had been effective and the challenge appropriately robust across all parts of the Group.

Auditor independence and objectivity	The Committee has responsibility for monitoring auditor independence and objectivity and is supported in doing so by the Group's Auditor Independence Policy (the Policy). The Policy is updated annually and approved by the Committee. It sets out the circumstances in which the external auditor may be permitted to undertake non-audit services and is based on four key principles which specify that the auditor should not:
—Audit its own firm's work;
—Make management decisions for the Group;
—Have a mutuality of financial interest with the Group; or
—Be put in the role of advocate for the Group.

The Policy has two permissible service types: those that require specific approval by the Committee on an engagement basis and those that are pre-approved by the Committee with an annual monetary limit. In accordance with the Policy, the Committee approved these permissible services, classified as either audit or non-audit services, and monitored the usage of the annual limits on a quarterly basis. All non-audit services undertaken by KPMG were agreed prior to the commencement of work and were confirmed as permissible for the external auditor to undertake under the rules and regulations of the US Securities and Exchange Commission (SEC) and the standards of the Public Company Accounting Oversight Board (PCAOB). In 2016, the Committee considered and approved revisions to the Policy with effect from 1 January 2017, to reflect final rules and guidance issued by the Financial Reporting Council, in connection with the implementation of broader European Union (EU) reforms to the audit market. This ensured that the schedule of prohibited non-audit services was in line with EU reforms referenced above. In 2017 the Committee reconsidered the Policy and concluded that it remained appropriate.

In keeping with professional ethical standards, KPMG also confirmed their independence to the Committee and set out the supporting evidence for their conclusion in a report that was considered by the Committee prior to publication of the financial results.

Fees paid to the auditor	The fees paid to KPMG for the year ended 31 December 2017 amounted to £17.3 million (2016: £16.2 million) of which £2.6 million (2016: £2.8 million) was payable in respect of non-audit services. Non-audit services accounted for 15 per cent of total fees payable (2016: 17 per cent). A breakdown of the fees paid to KPMG can be found in Note B2.4 to the financial statements.

Key matters considered during the year

Matter considered	How the Committee addressed the matter

Of the £2.6 million of non-audit services, the principal types of non-audit engagements approved for 2017 were other assurance services of £1.5 million (of which £0.8 million related to Solvency II reporting and disclosures) and other non-audit services of £0.7 million. In accordance with the Policy, all non-audit services were pre-approved by the Committee. It was considered appropriate for KPMG to undertake work relating to the Group's Solvency II reporting and disclosure requirements because the terms of the engagement were in compliance with the Policy and KPMG's knowledge of the Group's processes facilitated the efficient execution of the work.

Reappointment	Based on the outcome of the effectiveness evaluation and all other considerations, the Committee concluded that there was nothing in the performance of the auditor which would require a change. The Committee therefore recommended that KPMG be reappointed as the auditor. A resolution to this effect will be proposed to shareholders at the 2018 Annual General Meeting.

Audit tender	The Committee acknowledges the provisions contained in the UK Code in respect of audit tendering, along with European rules on mandatory audit rotation and audit tendering. In conformance with these requirements, the Company will be required to change audit firm no later than for the 2023 financial year end.

The external audit was last put out to competitive retender in 1999 when the present auditor, KPMG, was appointed. Since 2005, the Committee has annually considered the need to retender the external audit service. The Committee recognises that the industry is in a period of unprecedented change with the IASB issuing its new insurance accounting standard in 2017, for implementation in 2021. The Committee currently believes any change of auditor should be scheduled to limit operational disruption during such a period of change and, as a consequence, is not currently planning to change auditors before the adoption of IFRS 17. This remains subject to the Committee's normal annual review of auditor performance and recommendation to shareholders as described above. The Committee considered its strategy on audit tendering in November 2017, concluding that the existing timeline for appointing a new auditor by the 2022 year end did not need to be amended. In conducting this review, the Committee concluded that it would be appropriate to commence a competitive tender for the 2022 audit in 2019.

The Company has complied throughout the 2017 financial year with the provisions of the Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 issued by the Competition and Markets Authority.
A plan to identify successor firms to ensure that there is sufficient time for an orderly transition and to safeguard independence was considered and agreed by the Committee.

Key matters considered during the year

Matter considered	How the Committee addressed the matter

In line with the FRC Ethical Standard, the rules and regulations of the SEC and the standards of the PCAOB, a new lead audit partner, Philip Smart, has been appointed in respect of the 2017 financial year. Mr Smart is expected to be in place until the completion of the 2021 reporting cycle. Prior to taking up this role, Mr Smart shadowed the outgoing lead audit partner. During the 2016 year end audit, he met with members of the Committee and management team, including management teams of our business units, and attended Committee meetings and met with members of the Committee.

Third line oversight
Internal audit

Regular reporting	The quality of the internal control systems is assessed by the Group's Internal Audit function using independent audit procedures. Each of the Group's business units has an Internal Audit team, the heads of which report to the Director of GwIA. The Committee received regular updates from GwIA on audits conducted and management's progress in addressing audit findings within agreed timelines. Any delays in implementing remediation action are escalated to the Committee and given particular scrutiny. The independent assurance provided by GwIA formed a key part of the Committee's deliberations on the Group's overall control environment. The Director of GwIA reports functionally to the Chairman of the Committee and for management purposes to the Group Chief Executive, and also has direct access to the Chairman of the Board. In addition to formal Committee meetings, the Committee meets with the Director of GwIA in private to discuss matters relating to, for example, the effectiveness of the internal audit function, significant audit findings and the risk and control culture of the organisation.

Annual plan and focus for 2018	The Committee approved the half year update of the 2017 plan. It also considered and approved the Internal Audit Plan, resource and budget for 2018.

At the half year, the Committee considered recommendations to refresh the Internal Audit Plan in response to changes in the business unit operating environments and an update to the Group's top risks. The 2018 Internal Audit Plan was formulated based on a bottom-up risk assessment of audit needs mapped against various metrics combined with top-down challenge . The plan was then mapped against a series of risk and control parameters, including the top risks identified by the Risk Committee, to verify that it is appropriately balanced between financial, business change, regulatory and operational risk drivers and provides appropriate coverage of key risk areas and audit themes within a risk-based cycle of coverage. Key areas of focus for 2018 include strategic change initiatives, customer outcomes, cyber security and digitalisation.

Internal audit effectiveness	The Committee is responsible for approval of the GwIA charter, audit plan, resources, and for monitoring the effectiveness of the function. The Committee assesses the effectiveness of GwIA through a combination of EQA reviews, required every five years, and an annual internal effectiveness review, performed by the GwIA Quality Assurance Director.

Key matters considered during the year

Matter considered	How the Committee addressed the matter

In 2017, Deloitte performed an EQA of GwIA, which assessed that GwIA generally conforms with the Institute of Internal Audit (IIA) Standards and Code of Ethics (the highest rating under the IIA's framework), and displays an overall level of adherence to the principles set out in the UK Chartered IIA Code. The assessment also considered GwIA's purpose, position, processes and reporting in the context of Group's wider systems of governance. In addition, to ensure GwIA skill sets and resourcing levels align to the approved audit plan, a skills and resource gap analysis was undertaken to highlight any resource shortfall or required change in available skill sets to support the delivery of the plan. The analysis concluded that resources were sufficient to execute the plan.

Having considered the findings of the EQA, and the 2017 internal effectiveness review, the Committee concluded that GwIA had continued to operate in compliance with the requirements of GwIA policies, procedures and practice standards in all material respects and had remained aligned to mandated objectives during 2017.

Business unit audit committees	The Committee is supported by the work carried out by the audit committees at the level of individual business units, in particular those established by our Material Subsidiaries, which provide oversight of the respective business units. The Committee annually reviews the effectiveness of these committees in meeting their defined terms of reference.

Membership of the committees for all Material Subsidiaries comprises solely of independent non-executive directors of those subsidiaries. Minutes of business unit audit committees were provided to the Committee and their meetings were attended by the external auditor, as well as senior management from the business unit (including the Business Unit Chief Executive, heads of Finance, Risk, Compliance and GwIA) and from Group Head Office. In addition, the Committee Chair meets in person or telephonically with the chairs of each of the Material Subsidiary audit committees, usually on a quarterly basis. The Chair has also attended one of each of the Material Subsidiary audit committee meetings since his appointment to enhance his understanding of how they operate.

An assessment of the business unit audit committees was completed and the outcomes reported to the Committee and to the business unit audit committees in February 2018. The assessment was supported by local teams from GwIA and considered whether each of the committees fulfilled the responsibilities documented in their terms of reference. The evaluation also considered attendance rates by audit committee members and evidence of the audit committees' coverage of key business unit issues, as well as the appropriate escalation of concerns to the Committee. The evaluation concluded that the audit committees operated in accordance with their terms of reference.

Key matters considered during the year

Matter considered	How the Committee addressed the matter

Business unit model terms of reference	The Committee approved the Group's standard terms of reference for the Material Subsidiary and other business unit audit committees, which were updated to reflect changes in the Committee's own responsibilities to align them with best practice. These were adopted by the business unit audit committees, with minor variations to address local regulations or the particular requirements of the business where necessary.
The Committee also reviewed the membership of the Material Subsidiary audit committees.

Second line oversight
Compliance, financial crime prevention, whistleblowing

Regular reporting from the Compliance function	Regular updates were provided to the Committee by the Group Regulatory and Government Affairs Director and the Group Compliance Director. The reports kept the Committee apprised of key compliance activities, issues and controls, including progress against the 2017 Compliance Plan, the outcome of compliance monitoring activities across the Group and the effectiveness of business units' compliance activities.

Compliance Plan and focus for 2018	The Committee considered and approved the 2018 Group Compliance Plan. The strategic focus of the Plan in 2018 will be on enhancing the assurance framework, building on work undertaken in 2017. Group Compliance will also continue to drive forward capabilities within the team and wider compliance community, carrying out activities to maintain oversight of the top risks identified.

Financial crime prevention	The Committee received the Money Laundering Reporting Officer's report which assessed the operation and effectiveness of the Group's systems and controls in relation to managing financial crime risks.

As part of its responsibility for the oversight of financial crime prevention, the Committee received updates on Anti-bribery and Corruption and Anti-money Laundering, Sanctions and Fraud procedures. The Risk Committee was updated on risk assessments of anti-bribery and corruption and fraud prevention, during the year, which informed the update provided to the Committee in early 2018.

Whistleblowing	In 2016 Prudential launched a Group-wide whistleblowing programme ('Speak Out'). The programme captures and comprehensively records matters raised through the Group's confidential reporting process.

Throughout the year the Committee received regular updates on matters raised through the programme and on actions taken to address them. The Committee also reviewed the arrangements for the monitoring and reporting of whistleblowing activities to ensure they continue to comply with regulatory requirements and governance best practice. The procedures were refreshed during the year and the Chair communicated the enhanced protocols to the chairs of each of the Material Subsidiary audit committees. The Committee and the Chair also spent time privately with the Group Resilience Director to ensure cases were being appropriately followed up.

Key matters considered during the year

Matter considered	How the Committee addressed the matter

The role of the whistleblowing champion, for the purpose of the Senior Insurance Managers Regime, is carried out by the chair of the audit committee of Prudential Assurance Company (PAC), who is an independent non-executive director of PAC and is supported by the PAC audit committee. The terms of reference for each Material Subsidiary audit committee provides for them to ensure Speak Out arrangements are in place for those business units. The Committee was also updated on arrangements for promoting awareness of the Speak Out policy, including computer based training tailored for each business unit, and the distribution of communications across the Group.
At Group level, the Chair of the Audit Committee is responsible for oversight of whistleblowing activities across the whole of the Group.

Internal control

Internal control and risk management systems	The Committee is responsible for reporting and making recommendations to the Board on the effectiveness of Group-wide internal control and risk management systems.

The Committee considered the outcome of the annual review of the systems of internal control and risk management. The report considered all material controls, including financial, operational and compliance controls, risk management systems and the adequacy of the resources, qualifications and experience of staff of the Group's accounting, internal audit and financial reporting functions. The review identified a number of areas for improvement and the necessary actions have been or are being taken.

Having considered the review, the Committee made recommendations to the Board regarding the ongoing process for identifying, evaluating and managing the significant risks faced by the Group, noting that it had been in place throughout the period and confirming that the systems remain effective.

Governance

Group Governance Framework	The Group Governance Manual sets out the policies and procedures by which the Group operates within its framework of internal governance, taking into account relevant statutory and regulatory matters. Used as a platform for mandating specific ways of working across the Group, each business unit attests annually to compliance with:
— Mandatory requirements set out in Group-wide policies, including matters which must be reported to the Group functions; and
— Matters requiring prior approval from those parties with delegated authority.

The Committee reviewed the results of the Group Governance Manual annual content review and the results of the year end certification of compliance with Group Governance Manual requirements for the year ended 31 December 2017.

Key matters considered during the year

Matter considered	How the Committee addressed the matter

Committee effectiveness	A review of the Committee's activities was conducted against applicable regulation and codes of conduct. The results of this assessment were provided to the Committee alongside the outcome of the part of the annual Board evaluation relating to the Committee.

Risk Committee report

This report describes how the Risk Committee has fulfilled its duties under its terms of reference during the year.

The Committee assists the Board in providing leadership, direction and oversight of the Group's overall risk appetite and limits, risk strategy, and risk culture. It also oversees and advise the Board on current and future risk exposures of the Group, including those which have the potential to impact on the delivery of the Group's Business Plan. The Committee reviews the Group Risk Framework and recommends changes to it for approval by the Board, to ensure that it remains effective in identifying and managing the risks faced by the Group.

The Committee works closely with the Audit Committee to ensure both Committees are updated and aligned on matters of common interest. Where responsibilities are perceived to overlap between the two Committees, the Committee Chair works with Mr Law to agree the most appropriate Committee to consider the matter. During the year responsibility for the review of Solvency II disclosures was transferred to the Audit Committee.

The Committee received regular reports from the Group Chief Risk Officer (CRO), who is advised by the Group Executive Risk Committee (GERC). As part of the annual evaluation of the Board and its members, the Committee Chair provided feedback on the performance of the CRO to the Group Chief Executive Officer. The Committee also received regular reports from the Group-wide Internal Audit and Compliance functions and updates from other areas of the business as needed.

During 2017, the Committee reviewed the Group's risk policies and the aggregate limits accompanying the Group risk appetite statements. In addition, the Group's risk appetite limits were reviewed and updated where necessary to reflect changes in the Group's risk profile and the evolving regulatory and macroeconomic environments. The Committee also reviewed the principal risks facing the Group and received regular updates on these through the course of the year. The Committee received regular reports from the Chief Risk Officers of our major subsidiaries. A fuller explanation of key risks facing the Group and the way in which the Group manages these is set out in the Group Risk Framework section.

In respect of the Group's principal risks, the Committee continued to focus on those arising from the products offered to customers, those inherent in the investment portfolios and the risks that arise from the operation of the Group's businesses. The Committee regularly reviewed the strength of the capital and liquidity positions, and the significant ongoing changes to the regulatory framework and environment. In addition, the Committee closely monitored risks arising from the macroeconomic environment and the pace of regulatory developments across the globe.

The Committee reviewed in depth the risks arising from the business. This included a further review into the Jackson hedging programme and providing oversight of implementation of recommended actions. Reviews were also performed on asset liability management for the UK with-profits business, China joint ventures and other aspects relating to the Group's Asia business.

During the year we continued to oversee the work required as a result of the Group's continuing designation as a Global Systemically Important Insurer (G-SII), which included the approval of the 2017 Systemic Risk Management Plan, Liquidity Risk Management Plan and Recovery Plan.

The Committee reviewed the methodology and annual calibration of the Solvency II internal model, and also oversaw the successful submission of the Group's Major Model Change application in November 2017 in respect of the model.

Cyber security remains an area of focus which saw attention from the Committee in 2017. During the year the Committee reviewed progress achieved on the implementation of our Cyber Defence Plan. The Committee considered the Group-wide approach, and changes in governance and processes required, for compliance with the EU's General Data Protection Regulations which are due to come into force in May 2018. The Group also prepared its first environmental, social and governance report in 2017 with the Committee reviewing the risk elements included in that report.

During 2017 the Committee considered the results of a Group-wide risk culture assessment which built on the previous work of the Committee in this area. The assessment was intended to compare the Group's risk culture against best practice behaviours, identify any areas which need improvement and provide high-level industry benchmarking and peer comparison.

In August, Prudential announced the merger of two of the Group's business units to form M&G Prudential. The Committee considered the approach for managing risks associated with the merger, and will monitor and assess these risks through 2018.

The Committee will remain focused on monitoring the Group's principal risks, including those posed by regulatory developments and macroeconomic conditions, in the context of the Group's operations as a whole and the environment in which we operate.

The Committee Chair meets the Material Subsidiary risk committee chairs to facilitate escalation of important matters and reporting of material issues to the Committee.

Alice Schroeder joined the Committee with effect from 1 March 2018. Her biography is set out in the 'Board of Directors' section.

Part of the role as Chair is to consider the governance arrangements for the Committee. The Committee considers its terms of reference at least annually and in October 2017 considered proposed changes to its terms of reference. The Committee formalised the its role in considering how changes in the financial environment impact the Group's risk profile. It also refreshed its terms of reference to reflect the Committee's role in providing advice to the Remuneration Committee on risk management considerations to be applied in respect of executive remuneration.

The Committee Chair has responsibility for ensuring the Committee operates effectively. To ensure it does so and provides constructive challenge to management, open debate and contributions is encouraged from all Committee members. An annual review of the Committee's effectiveness was carried out as part of the Board evaluation, described in more detail in the How We Operate section. The Committee was found to be functioning effectively.

Committee members	Regular attendees

Howard Davies (Chair)	Chairman of the Board
Ann Godbehere (until May 2017)	Group Chief Executive
David Law (from May 2017)	Group Chief Risk Officer
Kai Nargolwala	Chief Financial Officer
Alice Schroeder (from March 2018)	Group Regulatory and Government Relations Director
Lord Turner	Group General Counsel and Company Secretary
Director of Group-wide Internal Audit

Number of meetings in 2017: Six. In addition, a joint meeting was held with the Audit Committee.

How the Committee spent its time during 2017

	Feb(1)	May	Jul	Oct	Dec

Markets and Group risk updates
—Group risk update	•	•	•	•	•
Risk management
—Group top risk identification	•
—Top risk discussions	•	•	•	•	•
—Business unit specific risk matters	•	•	•	•	•
—Risk assessment of Business Plan					•
—Risk function effectiveness	•
—Risk culture survey				•
—Risk oversight of remuneration			•	•	•
Regulatory matters
—Regulatory matters	•	•	•	•	•
Risk framework
—Solvency II internal model development	•				•
—Solvency II Major Model Change			•	•
—Group risk appetite review				•
—Risk limit updates		•
—Risk policy framework refresh	•	•	•
—Year-end E-cap results		•
—Group operation risk appetite statement	•
—Responsible investing framework		•
Governance and reporting
—Material Subsidiaries updates	•	•	•	•	•
—Year-end risk disclosures	•		•
—Policy compliance	•	•	•
—Own Risk and Solvency Assessment	•	•
—Governance, Risk and Compliance report	•	•	•		•
—Global Systemically Important Insurer	•
—Liquidity Risk Management Plan, Systemic Risk Management Plan and Recovery Plan				•
—Pillar 3 reporting		•
—Solvency II reporting and governance processes	•	•	•	•	•
—Environmental, Social and Governance reporting		•
—Committee terms of reference				•

Note

(1)
Two meetings were held in February 2017.

Key matters considered during the year

Matter considered	How the Committee addressed the matter

Business Plan	As part of the Committee's role in overseeing and advising the Board on future risk exposures and strategic risks, the Committee reviewed Group Risk's assessment of the Group's Business Plan, which covered a range of both financial and non-financial considerations.
As part of the Group Risk's review of the annual Group Business Plan, Group Approved Limits were reviewed, updated and approved by the Committee.

Risk appetite	The Risk Committee is responsible for recommending the Group's overall risk appetite and tolerance to the Board.

The Committee approved the Group Risk Appetite Statement, which sets aggregate risk limits in respect of capital requirements, earnings volatility and liquidity as well as maintaining the existing tolerance levels associated with each of these limits.

Risk management	Annually, business units must assess and certify their compliance with the Group Risk Framework and risk policies as part of the annual Group Governance Manual certification. The annual certification process for risk policies is facilitated by Group Risk and subject to oversight by the Risk Committee. In 2017, the Group Risk Framework and risk policies were subject to their annual review, with changes being approved by the Risk Committee.
In October 2017, the Committee considered the results of a Group-wide survey on Risk Culture which provided high-level industry and peer benchmarking.

The Risk Committee considered the results of a number of 'deep dive' reviews undertaken during 2017. These focused on risks embedded within the existing portfolio of products in our US, Asia and UK businesses.

The Cyber Strategy and Cyber Defence Plan articulates the strategic outcomes and key deliverables relating to our cyber resilience. The Group Cyber Risk Strategy was reviewed by the Risk Committee in mid-2017. The Committee also reviewed the Cyber Defence Plan and were provided further detail around the implementation of the Cyber Strategy at the end of 2017.
The Committee considered the Group-wide approach for compliance with GDPR regulations and received updates through the year on progress on implementation activity.
The Committee also agreed the characteristics of an effective risk function and conducted its second annual review of risk effectiveness in May.

Group top risks	The Committee evaluated the Group's top risks, considering recommendations for promoting additional risks, expanding the scope of existing risks, and removing those risks no longer requiring particular focus from the Committee. The Committee received regular reporting on the top risks and mitigating actions over the course of the year.

The Group Chief Risk Officer's reports also provided the Committee with regulatory updates, particularly regarding Solvency II and the Group's Internal Model; the implications of the developing global capital standards; and developments and the deliverables required as a result of the Group's designation as a Global Systemically Important Insurer (see further, below).

Key matters considered during the year

Matter considered	How the Committee addressed the matter

Solvency II and Pillar 3 reporting	The Committee considered the Own Risk and Solvency Assessment report based on the outcomes of the Group's Business Plan and the FY16 risk and solvency positions prior to its approval by the Board. The report was also considered in light of the results of the Group's regular stress testing.

The Committee reviewed the methodology and annual calibration of the Solvency II internal model. The 2017 Major Model Change application was closely overseen by the Committee throughout the year and we approved the model changes as part of the submission of the application to the regulator.
Solvency II results and associated governance processes were considered in a separate meeting held jointly with the Audit Committee.

Global Systemically Important Insurer	The Financial Stability Board (FSB) announced on 21 November 2016 that the Group continues to be designated as a Global Systemically Important Insurer. In 2017, the Group was required to consider and approve updated deliverables associated with the designation. These included the Systemic Risk Management Plan, Recovery Plan and Liquidity Risk Management Plan.

Reverse Stress Testing	Stress and scenario testing is a key risk measurement and management tool for the Group. The Reverse Stress Test exercise was carried out to confirm the Group's position as being significantly resilient to certain business failure scenarios. The report related to the Group's year end 2017 position and was submitted to the PRA.

Remuneration	The role of the Committee with respect to the provision of advice to the Remuneration Committee on risk management considerations in respect of remuneration was formalised during the year.
The Committee considered a plan enabling it to meet its Remuneration responsibilities and received updates on Remuneration-related matters.

Committee effectiveness	A review of the Committee's activities was conducted against applicable regulation and codes of conduct. The results of this assessment were provided to the Committee alongside the outcome of the part of the annual Board evaluation relating to the Committee.

Compliance reporting	The Committee received regular reporting on key compliance risks and mitigation activity, including assessments and reporting on anti-bribery and corruption customer commitments.
The Committee also reviewed and approved a number of regulatory compliance risk-related policies.

Audit Committee Financial Expert

The Board has determined that David Law, Chair of the Audit Committee, qualifies as audit committee financial expert within the meaning of Item 16A of Form 20-F, and that David Law is independent within the meaning of Rule 10A-3 under the Exchange Act.

Differences between Prudential's Governance Practice and the NYSE Corporate Governance Rules

The application of the New York Stock Exchange ('NYSE') corporate governance rules are restricted for foreign companies, recognizing that they have to comply with domestic requirements. As a foreign private issuer, Prudential must comply with the following NYSE rules:

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

As a company listed on the London Stock Exchange, Prudential is required to comply with the Listing Rules, Disclosure Guidance and Transparency Rules and the Prospectus Rules issued by the FCA. Prudential is also required, pursuant to the Listing Rules, to report on its compliance with the UK Corporate Governance Code (the "UK Code") which is issued by the Financial Reporting Council. The UK Code consists of a number of main principles, supporting principles, and a series of more detailed provisions. The Listing Rules stipulate that Prudential must set out to shareholders how it has applied the main principles of the UK Code and a statement as to whether it has complied with all relevant provisions. Where it has not complied with all the applicable provisions of the UK Code, it must set out reasons for such deviation (the so-called "comply or explain" regime).

As a result of its listing on the Hong Kong Stock Exchange, Prudential is also required to comply with certain continuing obligations set forth in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the 'HK Listing Rules') and is expected to comply with or explain any deviation from the provisions of the Corporate Governance Code contained in Appendix 14 to the HK Listing Rules (the 'HK Code').

A description of how Prudential complies with both the UK Code and the HK Code is set out in 'Governance'.

The material differences between Prudential's corporate governance practices and the NYSE rules on corporate governance (NYSE Rules) are set out below. Unless specifically indicated otherwise, references to compliance with the UK Code below also includes compliance with the HK Code.

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

The Independence of directors is outlined in 'Governance'.

The Board is required to determine whether non-executive directors are independent in character and judgement and whether there are relationships or circumstances which are likely to affect, or could affect, the directors' judgement. If the Board determines that a director is independent notwithstanding the existence of relationships or circumstances which may appear relevant to its determination it shall state its reasons. In undertaking this process the Board is required to take into account the factors set out in the UK Code.

Every Non-executive Director must satisfy the Hong Kong Stock Exchange that he or she has the character, integrity, independence and experience to effectively fulfill his or her role. The HK Listing Rules set out a number of factors which may impact independence. Each independent Non-executive Director is asked, on an annual basis, to self-certify whether any of the factors are relevant to their personal circumstances (without treating any such factor as necessarily conclusive).

Separation of duties

The NYSE Rules do not specify a requirement for roles of the Chairman and the CEO to be separated.

The UK Code requires that these roles be fulfilled by different individuals. As at 22 March 2018, the roles of the CEO and Chairman are fulfilled by Mike Wells and Paul Manduca respectively.

Committees of the board

Prudential has established a number of Board Committees which are similar in both composition and purpose to those required under the NYSE Rules. The membership of these committees is entirely made up of non-executive directors whom the board has deemed to be independent. The chairman of the Nomination & Governance Committee is Paul Manduca, the Chairman of the Board, as permissible under the UK and HK Codes. He is not a member of the Remuneration or Audit Committee.

In accordance with Rule 10A-3 of the Exchange Act, Prudential is required to have an Audit Committee which complies with the requirements of that rule. The Audit Committee of Prudential complies with these requirements except that it is responsible for considering the appointment, re-appointment or removal of the auditor and to make recommendations to the Board, to be put to shareholders to be considered at the Annual General Meeting. Shareholders are asked at the Annual General Meeting to authorise the Audit Committee to set the remuneration of the auditor. Prudential's Audit Committee reviews the Company's internal financial controls and, unless expressly addressed by the Board itself, reviews the Company's internal control and risk management systems in relation to financial reporting. The Risk Committee has responsibility for the oversight of risk management.

The role of the compensation committee under NYSE rules is fulfilled at Prudential by the Remuneration Committee, which consists entirely of independent Non-executive Directors, in line with the UK Code.

Prudential has established a Nomination & Governance Committee whose membership consists of independent non-executive directors and the Chairman. The Committee is not responsible for developing and recommending a set of corporate governance guidelines to apply to the Company as would be applicable for a US domestic company.

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

Approval of equity compensation plans

The NYSE Rules for US companies require that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans. Prudential complies with corresponding domestic requirements in the Listing Rules issued by the UK Listing Authority where appropriate, which mandate that the Company must seek shareholder approval for certain employee share plans, however, the Board does not explicitly take account of the NYSE definition of 'material revisions'. The HK Listing Rules also provide that shareholder approval is required when making certain amendments to equity compensation plans.

Memorandum and Articles of Association

Prudential plc is incorporated and registered in England and Wales, under registered number 1397169. Its objects are unrestricted, in line with the default position under the Companies Act 2006.

The following is a summary of both the rights of Prudential shareholders including certain provisions of Prudential's Articles of Association (the Articles). Rights of Prudential shareholders are set out in the Articles or are provided for by English law. This document is a summary and, therefore, does not contain full details of the Articles. A complete copy of the Articles was filed as an exhibit to Form 20-F for the year ended 31 December 2008. In addition, the Articles may be viewed on Prudential's website.

Issued share capital

The issued share capital as at 31 December 2017 consisted of 2,587,175,445 (2016: 2,581,061,573; 2015: 2,572,454,958) ordinary shares of 5 pence each, all fully paid up and listed on the London Stock Exchange and the Hong Kong Stock Exchange. As at 31 December 2017, there were 48,086 (2016: 48,534; 2015: 56,276) accounts on the register. Further information can be found in Note C10 to the consolidated financial statements.

As at 21 March 2018, the issued share capital of Prudential consisted of 2,587,298,754 ordinary shares of 5 pence each, all fully paid up and listed on the London Stock Exchange and the Hong Kong Exchange. No shares were held in treasury.

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

The rights and obligations attaching to the Company's shares are set out in full in the Articles. There are currently no voting restrictions on the Ordinary Shares, all of which are fully paid, and each share carries one vote on a poll. If votes are cast on a show of hands, each shareholder present in person or by proxy, or in the case of a corporation, by its duly authorised corporate representatives, has one vote. The same individual may be appointed as proxy or as a corporate representative by more than one member.

Holders of Ordinary Shares have the right to participate in a distribution of profits, by way of dividend and have the right to participate in the surplus assets of the Company available for distribution in the event of a winding up or liquidation, voluntary or otherwise in proportion to the amounts paid up or credited as paid up on such Ordinary Shares.

Where, under an employee share scheme, participants are the beneficial owners of the shares but not the registered owners, the voting rights are normally exercisable by the registered owner in accordance with the relevant plan rules. Trustees may vote at their discretion, but do not vote on any unawarded shares held as surplus assets.

As at 21 March 2018, Trustees held 0.47 per cent of the issued share capital under the various plans in operation.

Rights to dividends under the various plans are set out in Compensation and Employees.

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

Certain restrictions may be imposed from time to time by applicable laws and regulations (for example, insider trading laws) and pursuant to the Listing Rules of both the Financial Conduct Authority and the Hong Kong Stock Exchange, as well as under the rules of some of the Group's employee share plans.

Changes in share capital and authority to issue shares

Under English law and the Company's articles, the Directors require authority from shareholders in relation to the issue of shares, other than under certain types of employee share schemes. Subject to certain exemptions set out in the Company's articles, including with respect to fractional entitlements and overseas shareholders, whenever shares are issued, these must be offered to existing shareholders pro rata to their holdings unless the Directors have been given authority by shareholders to issue shares without offering them first to existing shareholders.

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

Prudential seeks authority from its shareholders on an annual basis to issue shares up to a maximum amount of which a defined number may be issued without pre-emption rights applying. Dis-application of statutory pre-emption procedures is also for rights issues. The existing authorities to issue shares and dis-apply pre-emption rights are due to expire at the end of this year's Annual General Meeting. Relevant resolutions to authorise share capital issuances will be put to shareholders at the AGM on 17 May 2018.

In accordance with the terms of a waiver granted by the Hong Kong Stock Exchange, Prudential confirms that it complies with the applicable law and regulation in the UK in relation to the holding of shares in treasury and with the conditions of the waiver in connection with the purchase of own shares and any treasury shares it may hold.

Shares authorised but not issued

Preference shares

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

Mandatory Convertible Securities (MCS)

Together with other European insurers, the Company is subject to the Solvency II regulatory framework. Under Solvency II, at least half of the Company's overall capital requirements may only be met with Tier 1 Capital, including share capital, retained profits and, for up to 20 per cent of Tier 1 Capital, by other items including bonds that are written-down, or, in the case of MCS, bonds that are converted into ordinary shares in the event that the Company's capital position falls below defined levels.

At the Company's Annual General Meeting held on 18 May 2017, Directors were granted authority by shareholders to issue Ordinary Shares or grant rights to subscribe for or to convert or exchange any security in the Company in connection with an issue of MCS. The authority gave the Company the ability to make allotments of equity securities pursuant to any proposal to issue MCS without the need to comply with the pre-emption requirements of the UK statutory regime. The authority is limited to approximately twenty per cent of the issued Ordinary Share capital of the Company as at 4 April 2017. The authority to allot MCS will expire at the earlier of 30 June 2018 or the conclusion of the Company's 2018 Annual General Meeting if not renewed by shareholders.

The authority allows the Company to maintain an appropriate capital structure under Solvency II and enables the Group to issue the full range of Solvency II capital instruments.

Any MCS issued would automatically convert into new Ordinary Shares upon the occurrence of predefined trigger events. The holder of MCS would have no rights to require the conversion of MCS into Ordinary Shares in any other circumstances. Under Solvency II, the terms of any MCS must provide for full automatic conversion to occur if, broadly, the amount of capital held by the Group falls below 75 per cent of its capital requirements. The Directors may also issue MCS that include terms providing for automatic conversion to occur in other defined circumstances. The terms and conditions of any MCS issued would specify the conversion price or a mechanism for setting a conversion price, which is the rate at which the MCS would be converted into Ordinary Shares of the Company.

Dividends

Under English law, Prudential may pay dividends only if distributable profits are available for that purpose. Distributable profits are accumulated, realised profits not previously distributed or capitalised, less accumulated, realised losses not previously written off in a reduction or reorganisation of capital. Even if distributable profits are available, Prudential may only pay dividends if the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves (including, for example, the share premium account) and the payment of the dividend does not reduce the amount of the net assets to less than that aggregate. Subject to these restrictions, Prudential's Directors may recommend to ordinary shareholders that a final dividend be declared and recommend the amount of any such dividend or determine whether to pay a distribution by way of an interim dividend, and the amount of any such interim dividend, but must take into account Prudential's financial position. Final dividends become a legal liability of a company upon the later of the date they are declared and the date the shareholder approval expresses them to be payable. Interim dividends only become a legal liability of a company at the point they are paid.

The Company or its Directors determine the date on which Prudential pays dividends. Prudential pays dividends to the shareholders on its share registers on the record date in proportion to the number of Ordinary Shares held by each shareholder. There are no fixed dates on which entitlements to dividends arise. Interest is not payable on dividends or on other amounts payable in respect of Ordinary Shares.

If a shareholder does not claim a dividend within 12 years of such dividend becoming due for payment, such shareholder forfeits their right to receive it. Such unclaimed amounts may be invested or otherwise used for Prudential's benefit.

A number of dividend waivers are in place and these relate to Ordinary Shares issued but not allocated under the Group's employee share plans. These shares are held by the Trustees and will, in due course, be used to satisfy requirements under the Group's employee share plans.

Shareholder meetings

English law provides for shareholders to exercise their power to decide on corporate matters at general meetings. In accordance with English law, the Company is required to call and hold annual general meetings. General meetings to consider specific matters may be held at the discretion of Prudential's Directors or must be convened, in accordance with English law, following the written request of shareholders representing at least five per cent of the voting rights of the issued and paid-up share capital. The quorum required under the Articles for a general meeting is two shareholders present in person or by proxy and entitled to vote on the business to be transacted.

Under English law, notice periods for all general meetings must be at least 21 clear days unless certain requirements are met. Prudential seeks an authority annually at its annual general meeting to hold general meetings which are not an annual general meeting on 14 clear days' notice.

Save for where a holder has failed to pay any monies payable in respect of his Ordinary Shares following a call by the Company holders of partly paid Ordinary Shares may attend, be counted in the quorum at meetings and vote. If more than one joint shareholder votes, only the vote of the shareholder whose name appears first in the register is counted. A shareholder whose shareholding is registered in the name of a nominee may only attend and vote at a general meeting if appointed by his or her nominee as a proxy or a corporate representative. Any shareholder who is entitled to attend and vote at a general meeting may appoint one or more proxies to attend and vote at the meeting on his or her behalf.

Shareholders resident abroad

There are no limitations on non-resident or foreign shareholders' rights to own Prudential securities or exercise voting rights where such rights are given under English company law.

Board of Directors

Subject to the Articles of Association and to any directions given by special resolution by shareholders, the business of the Company is managed by the Board, which may exercise all the powers of the Company. However, the Company's shareholders must approve certain matters, such as changes to the share capital and the election and re-election of Directors. Directors are appointed subject to the Articles. The Board may appoint Directors to fill vacancies and appoint additional Directors who hold office until the next Annual General Meeting. The Articles require that each Director must have beneficial ownership of a given number of Ordinary Shares. The number of Ordinary Shares is determined by ordinary resolution at a general meeting and is currently 2,500.

Shareholders may appoint and remove Directors by ordinary resolution at a general meeting of the Company. The UK Corporate Governance Code contains a provision recommending that Directors stand for annual re-election at the Annual General Meeting. In line with these provisions, all Directors, except those who are retiring or being appointed for the first time, are expected to stand for re-election at the 2018 Annual General Meeting.

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

Disclosure of interests

There are no provisions in the Articles that require persons acquiring, holding or disposing of a certain percentage of Ordinary Shares to make disclosure of their ownership percentage. Shareholders are required to disclose certain interests in accordance with Rule 5 of the UK's Disclosure Guidance and Transparency Rules by notifying Prudential of the percentage of the voting rights he or she directly or indirectly holds or controls if the percentage of the voting rights:

•
reaches, exceeds or falls below 3 per cent and/or any subsequent whole percentage figure as a result of an acquisition or disposal of Ordinary Shares or financial instruments; or

•
reaches, exceeds or falls below any such threshold as a result of any change in the number of voting rights attached to the Ordinary Shares.

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

Directors' remuneration

The remuneration of the Executive Directors and the Chairman is determined by the Remuneration Committee, which consists solely of Non-executive Directors. The remuneration of the Non-executive Directors is determined by the Board. For further information, including information on payments to Directors for loss of office, see, 'Compensation and employees'.

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

COMPENSATION AND EMPLOYEES

SUMMARY OF THE CURRENT DIRECTORS' REMUNERATION POLICY

The Company's Directors' remuneration policy was approved by shareholders at the 2017 AGM. This policy came into effect following the AGM on 18 May 2017 and is expected to apply until the 2020 AGM, when shareholders will be asked to approve a revised Directors' remuneration policy.

The pages that follow present a summary of the current Directors' remuneration policy.

Remuneration for Executive Directors

Element	Operation	Opportunity

Salary	The Committee reviews salaries annually, considering factors such as:

•

Salary increases for other employees across the Group;

•

The performance and experience of the executive;

•

The size and scope of the role;

•

Group and/or business unit financial performance;

•

Internal relativities; and

•

External factors such as economic conditions and market data.

Market data is also reviewed so that salaries remain in a competitive range relative to each Executive Director's local market.

Annual salary increases for Executive Directors will normally be in line with the increases for other employees across our business units. However, there is no prescribed maximum annual increase.

Fixed pay	Benefits	Executive Directors are offered benefits which reflect their individual circumstances and are competitive within their local market, including:

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

Provision for an income in retirement	Current Executive Directors have the option to:

•

Receive payments into a defined contribution scheme; and/or

•

Take a cash supplement in lieu of contributions.

Jackson's Defined Contribution Retirement Plan has a guaranteed element (6 per cent of pensionable salary) and additional contributions (up to a further 6 per cent of pensionable salary) based on the profitability of Jackson.

Executive Directors are entitled to receive pension contributions or a cash supplement (or combination of the two) up to a total of 25 per cent of base salary.

In addition, the Chief Executive, PCA receives statutory contributions into the Mandatory Provident Fund.

Element	Operation	Opportunity

Annual bonus	Currently all Executive Directors participate in the Annual Incentive Plan (AIP).

AIP awards for all Executive Directors, other than the Group Chief Risk Officer, are subject to the achievement of financial and personal objectives. The Group Chief Risk Officer's performance measures are entirely based on a combination of functional and personal measures.

Business unit chief executives either have measures of their business unit's financial performance in the AIP or they may participate in a business unit specific bonus plan. For example, the Chairman and CEO, NABU currently participates in the Jackson Senior Management Bonus Pool as well as in the AIP.

The financial measures used for the annual bonus will typically include profit and cash flow targets and payments depend on the achievement of minimum capital thresholds. Jackson's profitability and other key financial measures determine the value of the Jackson Senior Management Bonus Pool.

In specific circumstances, the Committee also has the power to recover all (or part of) bonuses for a period after they are awarded to executives. These clawback powers apply to the cash and deferred elements of bonuses made in respect of performance in 2015 and subsequent years.

The Chief Executive, M&G has a bonus opportunity of the lower of six times salary or 0.75 per cent of M&G's IFRS profit. For other Executive Directors the maximum AIP opportunity is up to 200 per cent of salary. Annual awards are disclosed in the relevant Annual report on remuneration.

In addition to the AIP, the Chairman and CEO, NABU receives a 10 per cent share of the Jackson Senior Management Bonus Pool.

Variable pay	Deferred bonus shares	Executive Directors are required to defer a percentage (currently 40 per cent) of their total annual bonus into Prudential shares for three years. The release of awards is not subject to any further performance conditions.

The Committee has the authority to apply a malus adjustment to all, or a portion of, an outstanding deferred award in specific circumstances. From 2015, the Committee also has the power to recover all, or a portion of, amounts already paid in specific circumstances and within a defined timeframe (clawback).

The maximum vesting under this arrangement is 100 per cent of the original deferral plus accrued dividend shares.

Prudential Long Term Incentive Plan	Currently all Executive Directors participate in the Prudential Long Term Incentive Plan (PLTIP). The PLTIP has a three-year performance period. Vesting of outstanding awards is dependent on:

•

Relative total shareholder return; and

•

Group IFRS operating profit; or

•

Business unit IFRS operating profit; and

•

Balanced scorecard of sustainability measures.

The performance measures attached to each award are dependent on the role of the executive and will be disclosed in the relevant Annual report on remuneration. The Committee has the authority to apply a malus adjustment to all, or a portion of, an outstanding award in specific circumstances. For 2015 and subsequent years, the Committee also has the power to recover all, or a portion of, amounts already paid in specific circumstances and within a defined timeframe (clawback).

From 2017, PLTIP awards are usually subject to an additional two-year holding period following the end of the three-year performance period.

The value of shares awarded under the PLTIP (in any given financial year) may not exceed 550 per cent of the executive's annual basic salary.

Awards made in a particular year are usually significantly below this limit and are disclosed in the relevant Annual report on remuneration. The Committee would consult with major shareholders before increasing award levels during the life of this policy.

The maximum vesting under the PLTIP is 100 per cent of the original share award plus accrued dividend shares.

Share ownership guidelines	The guidelines for share ownership are as follows:

•

400 per cent of salary for the Group Chief Executive; and

•

250 per cent of salary for other Executive Directors.

Executives have five years from the implementation of these increased guidelines (or from the date of their appointment, if later) to build this level of ownership.

The full policy sets out the Committee's powers in respect of Executive Directors joining or leaving the Board, where a change in performance conditions is appropriate or in the case of corporate transactions (such as a takeover, merger or rights issue). The policy also describes legacy long-term incentive plans under which some Executive Directors continue to hold awards.

Scenarios of total remuneration

The chart below provides an illustration of the future total remuneration for each Executive Director in respect of their remuneration opportunity for 2018. Three scenarios of potential outcome are provided based on underlying assumptions shown in the notes to the chart.

The Committee is satisfied that the maximum potential remuneration of the Executive Directors is appropriate. Prudential's policy is to offer Executive Directors remuneration which reflects the performance and experience of the executive, internal relativities and Group and/or business unit financial performance. In order for the maximum total remuneration to be payable:

•
Financial performance must exceed the Group and/or business unit's stretching business plan;

•
Relative TSR must be at or above the upper quartile relative to the peer group;

•
The sustainability scorecard, aligned to the Group's strategic priorities, must be fully satisfied;

•
Functional and personal performance objectives must be fully met; and

•
Performance must be achieved within the Group's and business units' risk framework and appetites.

Notes

The scenarios in the chart above have been calculated on the following assumptions:

	Minimum	In line with expectations	Maximum

Fixed pay

—

Base salary at 1 January 2018.

—

Pension allowance at 1 January 2018.

—

Estimated value of benefits based on amounts paid in 2017.

—

Nic Nicandrou and Barry Stowe are paid in HK$ and US$ respectively and figures have been converted to GBP for the purposes of this chart.

Annual bonus	No bonus paid.	— 50% of maximum AIP. — Jackson bonus pool at the average of the last three years.	— 100% of maximum AIP. — Jackson bonus pool at highest of the last three years.

Long-term incentives (excludes share price growth and dividends)	No PLTIP vesting.	— Vesting of 62.5% of award under PLTIP (midway between threshold and maximum).	— 100% of award under PLTIP.

Remuneration for Non-executive Directors and the Chairman

Fees	Benefits	Share ownership guidelines

Non-executive Directors	All Non-executive Directors receive a basic fee for their duties as a Board member. Additional fees are paid for added responsibilities such as chairmanship and membership of committees or acting as the Senior Independent Director. Fees are paid to Non-executive Directors in cash. Fees are reviewed annually by the Board with any changes effective from 1 July.

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

The Chairman is not eligible to receive a pension allowance or to participate in the Group's employee pension schemes.

The Chairman has a share ownership guideline of one times his annual fee and is expected to attain this level of share ownership within five years of the date of his appointment.

In setting the Directors' remuneration policy, the Committee considers a range of factors including:

Conditions elsewhere in the Group

Across the Group, remuneration is reviewed regularly with the intention that all employees are paid appropriately in the context of their local market and given their individual skills, experience and performance. Each business unit's salary increase budget is set with reference to local market conditions. The Remuneration Committee considers salary increase budgets in each business unit when determining the salaries of Executive Directors.

Prudential does not consult with employees when setting the Directors' remuneration policy. Prudential is a global organisation with employees and agents in multiple business units and geographies. As such, there are practical challenges associated with consulting with employees directly on this matter. As many employees are also shareholders, they are able to participate in binding votes on the Directors' remuneration policy and annual votes on the Annual report on remuneration.

Shareholder views

The Remuneration Committee and the Company undertake regular consultation with key institutional investors on the remuneration policy and its implementation. This engagement is led by the Remuneration Committee Chair and is an integral part of the Company's investor relations programme. The Committee is grateful to shareholders for their feedback and takes this into account when determining executive remuneration.

ANNUAL REPORT ON REMUNERATION

The Board has established Audit, Remuneration, Risk and Nomination & Governance Committees as principal standing committees of the Board. These committees form a key element of the Group governance framework.

The operation of the Remuneration Committee

Members

Anthony Nightingale (the Chair of the Committee)
Kai Nargolwala
Philip Remnant
Thomas Watjen (member since 11 July 2017)

Role and responsibility

The role and responsibilities of the Committee are set out in its terms of reference, which are reviewed by the Committee and approved by the Board on an annual basis, and which can be found on the Company's website. The Committee's role is to assist the Board in meeting its responsibilities regarding the determination, implementation and operation of the overall remuneration policy for the Group, including the remuneration of the Chairman and Executive Directors, as well as overseeing the remuneration arrangements of other staff within its purview.

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

•
Reviewing the design and development of all share plans requiring approval by the Board and/or the Company's shareholders;

•
Approving the share ownership guidelines for the Chairman and Executive Directors and other members of the Group Executive Committee, and monitoring compliance;

•
Reviewing and approving individual packages for the Executive Directors and other members of the Group Executive Committee, and the fees of the Chairman and the Non-executive Directors of the Group's material subsidiaries;

•
Reviewing and approving packages to be offered to newly recruited Executive Directors and other members of the Group Executive Committee;

•
Reviewing and approving the structure and quantum of any severance package for Executive Directors and other members of the Group Executive Committee;

•
Ensuring the process for establishing remuneration policy is transparent and consistent with the Group's risk framework and appetites, encouraging strong risk management and solvency management practices and taking account of remuneration practices across the Group;

•
Monitoring the remuneration and risk management implications of remuneration of senior executives across the Group, other selected roles and those with an opportunity to earn in excess of £1 million in a particular year; and

•
Overseeing the implementation of the Group remuneration policy for those roles within scope of the specific arrangements referred to in Article 275 of Solvency II.

An annual review of the Committee's effectiveness was carried out as part of the Board evaluation, as described in more detail below. The Committee was found to be functioning effectively.

In 2017, the Committee met six times. Key activities at each meeting are shown in the table below:

Meeting	Key activities

February 2017	Approve the 2016 Directors' remuneration report; consider 2016 bonus awards for Executive Directors; consider vesting of the long-term incentive awards with a performance period ending on 31 December 2016; approve 2017 long-term incentive awards, performance measures and plan documentation; and note an update on regulation affecting remuneration.

March 2017	Confirm 2016 annual bonuses and the vesting of long-term incentive awards with a performance period ending on 31 December 2016, in light of audited financial results.

May 2017	Approve remuneration arrangements for a new Executive Director and an Executive Director whose role changed and separation arrangements for an Executive Director who stepped down from the Board.

June 2017	Consider performance for outstanding long-term incentive awards, based on the half-year results; review the remuneration of senior executives across the Group, employees with a remuneration opportunity over £1 million per annum and employees within the scope of the Solvency II remuneration rules; review progress towards share ownership guidelines by the Chairman, Executive Directors and other Group Executive Committee members; approve the Chairman's fees; and note an update on regulation affecting remuneration.

September 2017	Review proposed 2018 remuneration arrangements ahead of consultation with shareholders; approve the Solvency II Remuneration Policy Statement; and review the Remuneration Committee's terms of reference.

December 2017	Review level of participation in the Company's all-employee share plans and dilution levels resulting from the Company's share plans; approve Group Executive Committee members' 2018 salaries and incentive opportunities in light of initial shareholder feedback; consider the annual bonus and long-term incentive measures and targets to be used in 2018; review an initial draft of the 2017 Directors' remuneration report; approve the Committee's 2018 work plan; approve the fees for independent non-executive directors of the material subsidiaries; and note an update on regulation affecting remuneration..

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

During 2017, Deloitte LLP was the independent adviser to the Committee. Deloitte was appointed by the Committee in 2011 following a competitive tender process. As part of this process, the Committee considered the services that Deloitte provided to Prudential and its competitors, as well as other potential conflicts of interest. Deloitte is a member of the Remuneration Consultants' Group and voluntarily operates under their code of conduct when providing advice on executive remuneration in the UK. Deloitte regularly meet with the Chair of the Committee without management present. The Committee is comfortable that the Deloitte engagement partner and team providing remuneration advice to the Committee do not have connections with Prudential that may impair their independence and objectivity. The total fees paid to Deloitte for the provision of independent advice to the Committee in 2017 were £56,000 charged on a time and materials basis. During 2017, Deloitte gave Prudential management advice on remuneration, as well as providing guidance on capital optimisation, digital and technology, taxation, internal audit, real estate, global mobility and other financial, risk and regulatory matters. Remuneration advice is provided by an entirely separate team within Deloitte.

In addition, management received external advice and data from a number of other providers. This included market data and legal counsel. This advice, and these services, are not considered to be material.

During the year, the Company has complied with the appropriate provisions of the UK Corporate Governance Code regarding Directors' remuneration.

Table of 2017 Executive Director total remuneration (the 'single figure')

				Of which:
£000's	2017 salary	2017 taxable benefits*	2017 total bonus	Amount paid in cash	Amount deferred into Prudential shares**	2017 LTIP releases†	2017 pension benefits‡	Total 2017 remuneration the 'single figure'§

Mark FitzPatrick(1)	335	18	1,197	718	479	—	84	1,634
John Foley	765	115	1,283	770	513	2,378	191	4,732
Penny James(2)	478	81	—	—	—	—	119	678
Nic Nicandrou(3)(8)	869	303	1,414	848	566	2,016	218	4,820
Anne Richards(4)	400	153	2,400	1,440	960	—	100	3,053
Barry Stowe(5)(8)	880	59	5,354	3,212	2,141	3,109	220	9,622
Mike Wells(6)	1,103	493	2,072	1,243	829	4,758	276	8,702
Tony Wilkey(7)	490	456	787	472	315	2,952	123	4,808
Total	5,320	1,678	14,507	8,703	5,803	15,213	1,331	38,049

*
Benefits include (where provided) the cost of providing the use of a car and driver, medical insurance, security arrangements and relocation/expatriate benefits.
**
The deferred part of the bonus is subject to malus and clawback in accordance with the malus and clawback policies but no further conditions.
†
In line with the regulations, the estimated value of PLTIP releases in 2017 has been calculated based on the average share/ADR price over the last three months of 2017 (£18.52/$49.12). The actual value of PLTIPs, based on the share price on the date awards are released, will be shown in the 2018 report.
‡
2017 pension benefits include cash supplements for pension purposes and contributions into DC schemes as outlined below.
§
Each remuneration element is rounded to the nearest £1,000 and totals are the sum of these rounded figures. Total remuneration is calculated using the methodology prescribed by Schedule 8 of Statutory Instrument 2013 No. 1981—The Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013.

Notes

(1)
Mark FitzPatrick was appointed to the Board on 17 July 2017.
(2)
Penny James stepped down from the Board on 30 September 2017. The remuneration above was paid in respect of her service as an Executive Director.

(3)
To facilitate Nic Nicandrou's relocation to Hong Kong to take up his new role as Chief Executive, PCA, Nic's benefits include relocation support being temporary accommodation of £126,000 and tax and immigration advice of £33,000.
(4)
To facilitate her appointment as Chief Executive, M&G, in 2016 Anne Richards's benefits include travel costs from Anne's home in Edinburgh to London of £15,000.
(5)
Barry Stowe's bonus figure excludes a contribution of £16,200 from a profit sharing plan which has been made into a 401(k) retirement plan in respect of his role as Chairman & CEO, NABU. This is included under 2017 pension benefits.
(6)
To facilitate his appointment as Group Chief Executive and move to the UK in 2015, Mike Wells's benefits include £340,000 to cover mortgage interest and £37,000 to cover home leave flights.
(7)
Tony Wilkey stepped down from the Board on 17 July 2017. The remuneration above was paid in respect of his service as an Executive Director. His benefits include £148,000 for housing, £24,000 for home leave flights and a £235,000 Executive Director Location Allowance. Two of the LTIP releases relate to his previous role, prior to his service as an Executive Director.
(8)
Barry Stowe, Tony Wilkey and, following his appointment as Chief Executive, PCA, Nic Nicandrou are paid in their local currency and exchange rate fluctuations will therefore impact the reported sterling value.

Table of 2016 Executive Director total remuneration (the 'single figure')

				Of which:
£000's	2016 salary	2016 taxable benefits*	2016 total bonus	Amount paid in cash	Amount deferred into Prudential shares**	2016 LTIP releases†	2016 Other payments	2016 pension benefits‡	Total 2016 remuneration the 'single figure'§

John Foley(1)	714	134	1,271	763	508	1,993	—	179	4,291
Penny James	606	83	962	577	385	388	—	152	2,191
Michael McLintock(2)	173	70	920	552	368	2,252	—	43	3,458
Nic Nicandrou(3)	711	361	1,236	742	494	1,698	—	178	4,184
Anne Richards(4)	228	82	1,368	821	547	—	2,140	57	3,875
Barry Stowe(5)(8)	820	46	5,229	3,137	2,092	1,379	—	205	7,679
Mike Wells(6)	1,081	893	2,151	1,291	860	2,975	—	270	7,370
Tony Wilkey(7)(8)	845	828	1,440	864	576	1,707	—	213	5,033
Total	5,178	2,497	14,577	8,747	5,830	12,392	2,140	1,297	38,081

*
Benefits include (where provided) the cost of providing the use of a car and driver, medical insurance, security arrangements and relocation/expatriate benefits.
**
The deferred part of the bonus is subject to malus and clawback in accordance with the malus and clawback policies but no further conditions.
†
In line with the regulations, the estimated value of PLTIP releases in 2016 has been recalculated based on the actual share/ADR price on the date awards are released, being £16.63/$41.58.
‡
2016 pension benefits include cash supplements for pension purposes and contributions into DC schemes.
§
Each remuneration element is rounded to the nearest £1,000 and totals are the sum of these rounded figures. Total remuneration is calculated using the methodology prescribed by Schedule 8 of Statutory Instrument 2013 No. 1981—The Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013.

Notes

(1)
John Foley was appointed to the Board on 19 January 2016. The remuneration above was paid in respect of his service as an Executive Director, other than the LTIP releases which related to his previous role.
(2)
Michael McLintock stepped down from the Board on 6 June 2016. The remuneration above was paid in respect of his service as an Executive Director.
(3)
Nic Nicandrou's benefits relate primarily to relocation support under a legacy relocation clause in his contract, being £156,892 to cover taxes due on stamp duty paid in 2015.
(4)
Anne Richards was appointed to the Board on 7 June 2016. The remuneration above was paid in respect of her service as an Executive Director. In order to facilitate Anne's appointment as Chief Executive, M&G, the Company agreed to replace the deferred bonus awards she forfeited on leaving Aberdeen Asset Management. The terms of the replacement award are designed to replicate those of the forfeited awards and the value is set out in the 'Other payments' column. In addition, to support Anne's appointment as Chief Executive, M&G, the Company pays for accommodation in London and travel from Anne's home in Edinburgh to London totalling £45,493 and the value is included in the 'taxable benefits' column.
(5)
Barry Stowe's bonus figure excludes a contribution of £11,738 from a profit sharing plan which has been made into a 401(k) retirement plan in respect of his role as Chairman & CEO, NABU. This is included under 2016 pension benefits.
(6)
To facilitate his move to the UK, Mike Wells's benefits include relocation support including £330,680 to cover taxes due on stamp duty paid in 2015 and £339,624 to cover mortgage interest. In addition, an amount of £497,748 was paid by the Company to meet a payment on account for US tax on these benefits which, as the tax will be payable in the UK, under the UK and US double tax treaty this amount will ultimately be refunded. Mike's benefits figure has been amended to include an additional £20,000 of home leave flights taken in 2016.
(7)
Tony Wilkey's benefits include costs of £260,917 for housing and a £413,663 Executive Director Location Allowance. The LTIP releases relate to his previous role, prior to his service as an Executive Director.
(8)
Barry Stowe and Tony Wilkey are paid in their local currency and exchange rate fluctuations will therefore impact the reported sterling value.

Remuneration in respect of performance in 2017

Base salary

Executive Directors' salaries were reviewed in 2016 with changes effective from 1 January 2017. When the Committee took these decisions it considered:

•
The salary increases awarded to other employees, which vary across our business units, reflecting local market conditions;

•
The performance and experience of each Executive Director;

•
The relative size of each Executive Director's role; and

•
The performance of the Group.

As reported last year, after careful consideration by the Committee, all Executive Directors, other than the Group Chief Risk Officer, received a salary increase of 2 per cent. The Group Chief Risk Officer received a salary increase of 5 per cent. The 2017 salary increase budgets for other employees across our business units were between 2.5 per cent and 6 per cent. No changes were made to Executives Directors' maximum opportunities under either the annual incentive or the long-term incentive plans.

To provide context for the market review, information was also drawn from the following market reference points:

Executive	Role	Benchmark(s) used to assess remuneration

John Foley	Chief Executive, M&G Prudential	— FTSE 40 — International insurance companies

Penny James	Group Chief Risk Officer	— FTSE 40

Nic Nicandrou	Chief Financial Officer	— FTSE 40
Mark FitzPatrick		— International insurance companies

Anne Richards	Chief Executive, M&G	— McLagan UK Investment Management Survey — International insurance companies

Barry Stowe	Chairman & CEO, NABU	— Towers Watson US Financial Services Survey — LOMA US Insurance Survey

Mike Wells	Group Chief Executive	— FTSE 40 — International Insurance Companies

Tony Wilkey Nic Nicandrou	Chief Executive, PCA	— Towers Watson Asian Insurance Survey

Executive Director	2016 salary	2017 salary

Mark FitzPatrick(1)	N/A	£730,000
John Foley(2)	£750,000	£765,000
Penny James(3)	£606,000	£637,000
Nic Nicandrou(4)	£711,000	HK$10,500,000
Anne Richards(5)	£400,000	£400,000
Barry Stowe	US$1,111,000	US$1,134,000
Mike Wells	£1,081,000	£1,103,000
Tony Wilkey(6)	HK$8,890,000	HK$9,070,000

Notes

(1)
Mark FitzPatrick was appointed Chief Financial Officer on 17 July 2017. The annualised 2017 salary above was paid in respect of his service as Chief Financial Officer.
(2)
John Foley was appointed Chief Executive, UK and Europe on 19 January 2016. The annualised 2016 salary above was paid in respect of his service as Chief Executive, UK and Europe.
(3)
Penny James stepped down from the Board on 30 September 2017.
(4)
Nic Nicandrou was appointed Chief Executive, PCA on 17 July 2017. The annualised 2017 salary above was paid in respect of his service as Chief Executive, PCA.
(5)
Anne Richards was appointed Chief Executive, M&G on 7 June 2016. The annualised 2016 salary above was paid in respect of her service as Chief Executive, M&G.
(6)
Tony Wilkey stepped down from the Board on 17 July 2017.

Annual bonus

2017 annual bonus opportunities

Executive Directors' bonus opportunities, the weighting of performance measures for 2017 and the proportion of annual bonuses deferred are set out below:

			Weighting of measures
Executive Director	Maximum AIP opportunity (% of salary)	Deferral requirement	Group financial measures	Business unit financial/ functional measures	Personal objectives

Mark FitzPatrick(1)	175%	40% of total bonus	80%	—	20%
John Foley	180%	40% of total bonus	20%	60%	20%
Penny James(2)	160%	40% of total bonus	–100% (functional/personal)
Nic Nicandrou(3)	180%	40% of total bonus	20%	60%	20%
Anne Richards	600%	40% of total bonus	20%	60%	20%
Barry Stowe(4)	160%	40% of total bonus	80%	—	20%
Mike Wells	200%	40% of total bonus	80%	—	20%
Tony Wilkey(5)	180%	40% of total bonus	20%	60%	20%

Notes

(1)
Mark FitzPatrick was appointed to the Board on 17 July 2017. The maximum bonus opportunity shown represents his annual opportunity as an Executive Director. This was not pro-rated for the portion of the year for which he was an Executive Director, as Mark did not receive a 2017 bonus from his previous employer.
(2)
Penny James stepped down from the Board on 30 September 2017. The maximum bonus opportunity shown represents her annual opportunity as an Executive Director but no bonus was paid.
(3)
Nic Nicandrou was Chief Financial Officer until his appointment as Chief Executive, PCA on 17 July 2017. The maximum bonus opportunity and performance measures shown represents his annual opportunity in his current role—this was pro-rated for the portion of the year he was in this role and he also received a pro-rated AIP for the portion of the year he was Chief Financial Officer.
(4)
Barry Stowe also receives 10 per cent of the Jackson bonus pool.
(5)
Tony Wilkey stepped down from the Board on 17 July 2017. The maximum bonus opportunity shown represents his annual opportunity as an Executive Director. This was pro-rated for the portion of the year for which he was an Executive Director.

2017 AIP performance measures and achievement

Target-setting process

For the financial AIP metrics, the performance ranges are set by the Remuneration Committee prior to, or at the beginning of, the performance period based on the annual business plans approved by the Board. These reflect the ambitions of the Group and business units, in the context of anticipated market conditions.

The Committee seeks advice from the Group Risk Committee on risk management considerations to be applied to remuneration architecture and performance measures to ensure risk management culture and conduct is appropriately reflected in the design and operation of Executive Directors' remuneration.

In 2017, the AIP performance measures were simplified from seven to four measures and Executive Directors' 2017 bonuses were determined by the achievement of IFRS operating profit, operating free surplus, NBP EEV profit and cash flow, which are aligned to the Group's growth and cash generation focus. This reflected the Committee's objective to simplify the AIP metrics.

As part of the continuing implementation of Solvency II, the weightings of the Group Chief Risk Officer's AIP performance targets (with effect from 2017) were changed so that the entire AIP outcome relates to a combination of functional and personal measures.

Financial performance

The Committee reviewed performance against the performance ranges at its meeting in March 2018. Of the bonus performance metrics, the maximum targets were all exceeded other than Group IFRS operating profit, Savings & Retirement Solutions cash flow and IFRS operating profit, and PCA operating free surplus generated and IFRS operating profit which were between plan and maximum and Group NBP EEV profit and PCA NBP EEV profit which were between threshold and plan.

The Group Remuneration Committee considered a report from the interim Group Chief Risk Officer which had been approved by the Group Risk Committee. This report confirmed that the 2017 results were achieved within the Group's and business units' risk framework and appetite. The interim Group Chief Risk Officer also considered the effectiveness of risk management and internal controls, and specific actions taken to mitigate risks, particularly where these may be at the expense of profits or sales. The interim Group Chief Risk Officer's recommendations were taken into account by the Committee when determining AIP outcomes for Executive Directors.

The level of performance required for threshold, plan and maximum payment against the Group's 2017 Annual Incentive Plan financial measures and the results achieved are set out below.

2017 AIP measure		Weighting	Threshold (£m)	Plan (£m)	Maximum (£m)	Achievement (£m)

Group IFRS operating profit	35%		3,967	4,464	4,785	4,699

Operating free surplus generated	30%		3,090	3,398	3,628	3,640

Group Cash flow	20%		(284)	16	136	159

NBP EEV profit	15%		3,339	3,697	3,836	3,616

The Board believe that, due to the commercial sensitivity of the business unit targets, disclosing further details of these targets may damage the competitive position of the Group.

Personal performance

As set out in our Directors' remuneration policy, a proportion of the annual bonus for each Executive Director is based on the achievement of personal objectives including:

•
The executive meeting their individual conduct and customer measures;

•
The executive's contribution to Group strategy as a member of the Board;

•
Specific goals related to the business or function for which they are responsible and progress on major projects .

At its meeting in March 2018, the Committee concluded that there had been a high level of performance against these 2017 objectives, as summarised below:

Business	Overview of objectives	2017 highlights

Group Head Office	Objectives included developing relationships with stakeholders, enhancing external publications, continued development of executive bench strength and leveraging digital opportunities

•

Highly commended in the 2017 Building Public Trust in Corporate Reporting Awards in the category for tax reporting;

•

Developed executive bench strength and succession and emerging talent to leverage high potential talent across the Group as demonstrated by the appointment of the former Group Chief Financial Officer as Chief Executive, PCA; and

• Won the Insurance category of Managements Today's Britain's Most Admired Companies' award.

Prudential Corporation Asia and Africa	Objectives included leveraging digital opportunities, developing distribution channels, continued development of executive bench strength, developing Eastspring and growing the Group's Africa footprint

•

Delivered various customer experience enhancements including askPRU, an insurance chatbot with real time information, and roll-out of myDNA, our DNA-based health and nutrition programme that enables customers to take a more personalised approach to their wellbeing;

• Launched PRU Fintegrate, an initiative that enables us to collaborate with fintech start-ups;
• Eastspring was chosen by IFC, part of the World Bank, as its first Asian partner in a programme that mobilises funds from institutional investors into projects in emerging markets; and
• Entered Nigeria, our fifth African market, by acquiring a majority stake in Zenith Life and formed exclusive bancassurance partnerships with Zenith Bank plc.

Business	Overview of objectives	2017 highlights

North American Business Unit	Objectives included leveraging digital opportunities, developing our product range and focusing on core business areas	• Launched Jackson's The Financial Freedom Studio which aims to make retirement and investment choices easier to understand;
• Introduced "Retire on Purpose", a new platform with a focus on thoughtful life planning as a crucial first step towards creating a comprehensive financial plan;

•

Launched Perspective Advisory II and Elite Access Advisory to serve advisers and distributors with a preference for advisory products, and launched Private Wealth Shield, entering the Private Wealth and Trust Market; and

• Through our subsidiary National Planning Holdings, sold our US independent broker-dealer network in order to focus on our core business.

M&G Prudential	Objectives included the merger and successful integration of the Prudential UK and M&G businesses, leveraging digital opportunities, developing our range of products and investment offerings, and continued development of executive bench strength

•

Announced the merger of M&G and Prudential UK to offer customers and distributors wider and better choice and achieve cost savings;

•

Entered a 10-year partnership with Tata Consultancy Services, a global leader in IT, business process and digital services, to enhance service for our UK savings and retirement customers;

•

Introduced myM&G, a new online direct-to-consumer investing platform, with lower fund charges; and

•

Launched our first open-ended infrastructure fund of global listed infrastructure companies, the M&G ESG Global High Yield Fund and six further M&G funds on the new SICAV platform.

2017 Annual Incentive Plan payments

On the basis of the strong performance of the Group and its business units, and the Committee's assessment of each Executive Director's personal performance, the Committee determined the following 2017 AIP payments:

Executive Director	Role	2017 salary(1)	Maximum 2017 AIP	2017 AIP payment (% of maximum)	2017 AIP payment

Mark FitzPatrick(2)	Chief Financial Officer	£730,000	175%	94%	£1,197,000
John Foley	Chief Executive, M&G Prudential	£765,000	180%	93%	£1,283,000
Penny James(3)	Group Chief Risk Officer	£637,000	160%	0%	£nil
Nic Nicandrou(4)	Chief Financial Officer/	£726,000/	175%/	90%
	Chief Executive, PCA	HK$10,500,000	180%		£1,414,000
Anne Richards	Chief Executive, M&G	£400,000	600%	100%	£2,400,000
Barry Stowe(4)	Chairman & CEO, NABU	US$1,134,000	160%	94%	£5,354,000
Mike Wells	Group Chief Executive	£1,103,000	200%	94%	£2,072,000
Tony Wilkey(5)	Chief Executive, PCA	HK$9,070,000	180%	89%	£787,000

Notes

(1)
At 31 December 2017 or on stepping down from the Board if earlier.
(2)
As Mark FitzPatrick did not receive a bonus from his previous employer for 2017, his bonus was not pro-rated.
(3)
Penny James stepped down from the Board on 30 September 2017 and no bonus was paid.
(4)
In addition to the Annual Incentive Plan, Barry Stowe also participates in the Jackson bonus pool (see below).
(5)
Tony Wilkey stepped down from the Board on 17 July 2017. The AIP shown above was paid in respect of his service as an Executive Director.

2017 Jackson bonus pool

In 2017, the Jackson bonus pool was determined by Jackson National Life's profitability, capital adequacy, remittances to Group, in-force experience, ECap solvency ratio and credit rating. Across all these measures Jackson National Life delivered strong performance, and more detail on that performance is set out below. As a result of this performance the Committee determined that Barry Stowe's share of the bonus pool was US$5,199,580.

Disclosure of targets and achievement for the 2016 Annual Incentive Plan

The level of performance required for threshold, plan and maximum payment against the Group's 2016 Annual Incentive Plan financial measures and the results achieved are set out below.

2016 AIP measure		Weighting	Threshold (£m)	Plan (£m)	Maximum (£m)	Achievement (£m)

Group cash flow	10%		(357)	(224)	(195)	35

Operating free surplus generated	25%		2,719	3,244	3,394	3,566

Group Solvency II surplus	7.5%		9,400	11,900	12,900	12,483

Group ECap surplus	7.5%		15,551	18,551	20,051	22,470

NBP EEV profit	5%		2,674	2,949	3,009	3,088

In-force EEV profit	10%		1,682	1,912	2,002	2,409

Group IFRS operating profit	35%		3,483	3,733	3,908	4,256

The Board believe that, due to the commercial sensitivity of the business unit targets, disclosing further details of these targets may damage the competitive position of the Group.

Update on performance against targets for awards made in 2016 and 2017 under the Prudential Long Term Incentive Plan

As at 31 December 2017, Prudential's TSR performance during the period 1 January 2016 and 31 December 2017 was ranked between median and upper quartile and during the period 1 January 2017 to 31 December 2017 was ranked in the upper quartile.

Prudential's Group IFRS operating profit performance between 1 January 2016 to 31 December 2017 was 5 per cent above the stretch target established for 2016 PLTIP awards. The Group's IFRS achievement between 1 January 2017 and 31 December 2017 was 2 per cent above the stretch target adopted for 2017 PLTIP award.

Between 1 January 2017 and 31 December 2017, the Group also made good progress towards meeting the measures which form part of the sustainability scorecard used for 2017 to 2019 PLTIP awards:

•
Capital measure  As at 31 December 2017, the Group's Solvency II operating capital generation was above the plan level.

•
Conduct measure  During 2017, there were no significant conduct/culture/governance issues that resulted in significant capital add-ons or material fines.

•
Diversity measure  As at 31 December 2017, 25 per cent of our Leadership Team was female. This represented good progress towards the target that 27 per cent of the Leadership Team be female by the end of 2019.

Remuneration in respect of performance periods ending in 2017

Long-term incentive plans with performance periods ending on 31 December 2017

Our long-term incentive plans have stretching performance conditions that are aligned to the strategic priorities of the Group. In deciding the portion of the awards to be released, the Committee considered actual financial results against these performance targets. The Committee also reviewed underlying Company performance to ensure vesting levels were appropriate, including an assessment of whether results were achieved within the Group and business units' risk framework and appetite. The Directors' remuneration policy contains further details of the design of Prudential's long-term incentive plans.

Further details may also be found in note B2.2 to the consolidated financial statements.

Prudential Long Term Incentive Plan (PLTIP)

In 2015, all Executive Directors were granted awards under the PLTIP. The awards were subject to challenging targets. The weightings of these measures are detailed in the table below.

	Weighting of measures
Executive Director	Group TSR(1)	IFRS operating profit (Group or business unit)(2)

John Foley	50%	50% (business unit target)
Barry Stowe	50%	50% (business unit target)
Mike Wells	50%	50% (business unit and Group target)
Tony Wilkey	50%	50% (business unit target)

All other Executive Directors	50%	50% (Group target)

Notes

(1)
Group TSR is measured on a ranked basis over three years relative to peers.

(2)
IFRS operating profit is measured on a cumulative basis over three years.
(3)
Mike Wells, Barry Stowe and Tony Wilkey received additional awards following their change in role in 2015 and these awards had performance measures reflective of their new roles.

Under the Group TSR measure, 25 per cent of the award vests for TSR at the median of the peer group increasing to full vesting for performance within the upper quartile. TSR is measured on a local currency basis since this has the benefit of simplicity and directness of comparison. The peer group for the 2015 awards is:

Aegon	Aflac	AIA	AIG
Allianz	Aviva	AXA	Generali
Legal & General	Manulife	MetLife	Munich Re
Old Mutual	Prudential Financial	Standard Life	Sun Life Financial
Swiss Re	Zurich Insurance Group

Following the merger of Standard Life and Aberdeen Asset Management during the year, the Remuneration Committee determined that Standard Life would be retained in the peer group for the pre-merger period and the combined entity would be included in the peer group from the date of the merger for all outstanding PLTIP awards.

Prudential's TSR performance during the performance period (1 January 2015 to 31 December 2017) was between the median and upper quartile of the peer group (ranked 6th). The portion of the awards related to TSR that therefore vested was 91.67 per cent.

Under the IFRS measure, 25 per cent of the award vests for meeting the threshold IFRS profit set at the start of the performance period increasing to full vesting for performance at or above the stretch level. The table below illustrates the cumulative performance achieved over 2015 to 2017 compared to the Group targets set in 2015:

	2015-17 cumulative targets

Group	Threshold	Plan	Maximum	2015-17 cumulative achievement	Overall vesting

IFRS operating profit	£9,872m	£10,969m	£12,066m	£12,962m	100%

The Committee determined that the cumulative IFRS operating profit target established for the PLTIP should be expressed using exchange rates consistent with the reported disclosures. All the individual business units exceeded their stretch performance target and achieved 100 per cent vesting, other than Asia which exceeded plan performance, but not the stretch target, and therefore vested at 87 per cent.

Details of business unit IFRS targets have not been disclosed as the Committee considers that these are commercially sensitive and disclosure of targets at such a granular level would put the Company at a disadvantage compared to its competitors. The Committee will keep this disclosure policy under review based on whether, in its view, disclosure would compromise the Company's competitive position.

PCA Long Term Incentive Plan (PCA LTIP)

Tony Wilkey holds PCA LTIP awards granted in 2014 and 2015. These PCA LTIP awards were granted before Tony was appointed to the Board. One of these awards, granted in 2014, had performance conditions and one of these awards, granted in 2015, had no performance conditions. Details of the performance conditions attached to the 2014 award and performance achieved are set out below:

Performance measure	Weighting	Performance target (to be achieved by 31 December 2017)	Performance achieved by 31 December 2017

PCA IFRS operating profit	50%	£1,826m	£1,855m

PCA operating free surplus generated	50%	£900m	£1,029m

LTIP vesting

The Committee considered a report from the interim Group Chief Risk Officer which had been approved by the Group Risk Committee. This report confirmed that the financial results were achieved within the Group's and business units' risk framework and appetite. On the basis of this report, and the performance of the Group and its business units described above, the Committee determined the vesting of each Executive Director's LTIP awards as set out below.

Executive Director	Maximum value of award at full vesting(1)	Percentage of the LTIP award vesting	Number of shares/ADRs vesting(2)	Value of shares vesting(1)

John Foley	£2,481,758	95.8%	128,376	£2,377,524

Nic Nicandrou	£2,104,050	95.8%	108,838	£2,015,680

Barry Stowe	£3,405,243	95.8% and 89.3%	81,591	£3,109,433

Mike Wells	£4,967,070	95.8%	124,861	£4,758,453

Tony Wilkey	£3,058,597	100% and 89.3%	159,373	£2,951,588

Notes

(1)
The share price used to calculate the value of the LTIP awards with performance periods which ended on 31 December 2017 and vest in 2018 was the average share price/ADR price for the three months up to 31 December 2017, being £18.52/$49.12.
(2)
The number of shares vesting includes accrued dividend shares.
(3)
Mike Wells, Barry Stowe and Tony Wilkey received additional awards following their change in role in 2015 and these awards had performance measures reflective of their new roles.

Pension entitlements

Pension provisions in 2017 were:

Executive Director	2017 pension arrangement	Life assurance provision

Barry Stowe	Pension supplement of 25 per cent of salary, part of which is paid as a contribution to an approved US retirement plan.	Two times salary

Tony Wilkey/Nic Nicandrou	Pension supplement in lieu of pension of 25 per cent of salary and a HK$18,000 payment to the Hong Kong Mandatory Provident Fund.	Eight times salary

UK-based executives	Pension contribution to defined contribution plan and/or pension supplement in lieu of pension of 25 per cent of salary.	Up to four times salary plus a dependants' pension

John Foley previously participated in a non-contributory defined benefit scheme that was open at the time he joined the Company. The scheme provided an accrual of 1/60ths of final pensionable earnings for each year of pensionable service. The normal retirement date is 60 years of age and during 2017 John elected to commence payment of his pension. John took a tax free cash sum of £103,551.06 and from March 2017 received pension payments equivalent to £15,533 per annum, which increased to £15,636 per annum from 1 April 2017, in line with the Consumer Prices Index. The pension will continue to be subject to statutory increases in line with the Consumer Prices Index.

Performance graph and table

The chart below illustrates the TSR performance of Prudential, the FTSE 100 and the peer group of international insurers used to benchmark the Company's performance for the purposes of the PLTIP.

Prudential TSR vs. FTSE 100 and peer group average—total return per cent over nine years to December 2017

Note

The peer group average represents the average TSR performance of the peer group used for 2017 PLTIP awards (excluding companies not listed at the start of the period).

The information in the table below shows the total remuneration for the Group Chief Executive over the same period:

£000	2009	2009	2010	2011	2012	2013	2014	2015	2015	2016	2017

Group Chief Executive	M Tucker (1)	T Thiam	T Thiam	T Thiam	T Thiam	T Thiam	T Thiam	T Thiam (2)	M Wells	M Wells	M Wells
Salary, pension and benefits	1,013	286	1,189	1,241	1,373	1,411	1,458	613	1,992	2,244	1,872
Annual bonus payment	841	354	1,570	1,570	2,000	2,056	2,122	704	1,244	2,151	2,072
(As % of maximum)	(92%)	(90%)	(97%)	(97%)	(100%)	(99.8%)	(100%)	(77.3%)	(99.7%)	(99.5%)	(94%)
LTIP vesting	1,575	—	2,534	2,528	6,160	5,235	9,838	3,702	4,290	2,975	4,758
(As % of maximum)	(100%)	—	(100%)	(100%)	(100%)	(100%)	(100%)	(100%)	(100%)	(70.8%)	(95.8%)
Other payments	308	—	—	—	—	—	—	—	—	—	—

Group Chief Executive 'single figure' of total remuneration	3,737	640	5,293	5,339	9,533	8,702	13,418	5,019	7,526	7,370	8,702

Notes

(1)
Mark Tucker left the Company on 30 September 2009. Tidjane Thiam became Group Chief Executive on 1 October 2009. The figures shown for Tidjane Thiam's remuneration in 2009 relate only to his service as Group Chief Executive.
(2)
Tidjane Thiam left the Company on 31 May 2015. Mike Wells became Group Chief Executive on 1 June 2015. The figures shown for Mike Wells's remuneration in 2015 relate only to his service as Group Chief Executive.

Percentage change in remuneration

The table below sets out how the change in remuneration for the Group Chief Executive between 2016 and 2017 compared to a wider employee comparator group:

	Salary	Benefits	Bonus

Group Chief Executive	2%	(44.8)%	(3.7)%

All UK employees	3%	3.3%	6.3%

The employee comparator group used for the purpose of this analysis is all UK employees. This includes employees in the UK insurance operations business, M&G and Group Head Office, and reflects the average change in pay for employees employed in both 2016 and 2017. The salary increase includes uplifts made through the annual salary review, as well as any additional changes in the year; for example to reflect promotions or role changes. The UK workforce has been chosen as the most appropriate comparator group as it reflects the economic environment where the Group Chief Executive is employed.

Relative importance of spend on pay

The table below sets out the amounts payable in respect of 2016 and 2017 on all employee pay and dividends:

	2016	2017	Percentage change

All employee pay (£m)(1)	1,885	1,985	5%

Dividends (£m)	1,122	1,216	8.4%

Note

(1)
All employee pay as taken from note B2.1 to the financial statements.

Long-term incentives awarded in 2017

2017 share-based long-term incentive awards

As detailed in the Directors' remuneration policy, approved by shareholders at the 2017 AGM, all long-term incentive awards made to Executive Directors in 2017 were granted under the PLTIP. The vesting of these awards will depend on:

•
Relative TSR (25 per cent of award);

•
Group or business unit IFRS operating profit (50 per cent of award); and

•
Balanced scorecard of strategic measures (25 per cent of award).

As part of the continuing implementation of Solvency II, the weightings of the Group Chief Risk Officer's LTIP performance targets (with effect from 2017) were different to the other Executive Directors and were:

•
Relative TSR (50 per cent of award);

•
Group IFRS operating profit (20 per cent of award); and

•
Balanced scorecard of strategic measures (30 per cent of award).

Under the Group TSR measure, 25 per cent of the award vests for TSR at the median of the peer group, increasing to full vesting for performance within the upper quartile. Following a comprehensive review of the peer group, supported by the Remuneration Committee's independent adviser and the Group's Investor Relations team, three companies (Aflac, Munich Re and Swiss Re) were removed for the 2017 awards because their products and geographic footprints are insufficiently similar to those of the Group.

TSR is measured on a local currency basis since this has the benefit of simplicity and directness of comparison.

The peer group for the 2017 awards is:

Aegon	Aviva	AIA	AIG
Allianz	Manulife	AXA	Generali
Legal & General	Prudential Financial	MetLife	Sun Life Financial
Old Mutual	Zurich Insurance Group	Standard Life Aberdeen

Under the IFRS measure, 25 per cent of the award vests for meeting the threshold IFRS operating profit, set at the start of the performance period increasing to full vesting for performance at or above the stretch level.

Under the balanced scorecard, performance is assessed for each of the four measures, at the end of the three-year performance period. Each of the measures has equal weighting and the 2017 measures are set out below.

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

Conduct measure: Through appropriate management action, ensure there are no significant conduct/culture/governance issues that result in significant capital add-ons or material fines.
Vesting basis: 100 per cent for achieving the Group's expectations, otherwise 0 per cent vesting.

Diversity measure: Percentage of the Leadership Team that is female at the end of 2019. The target for this metric will be based on progress towards the goal that the Company set when it signed the Women in Finance Charter, specifically that 30 per cent of our Leadership Team will be female by the end of 2021. For this portion of PLTIP awards made in 2017 to vest, at least 27 per cent of our Leadership Team must be female by the end of 2019.
Vesting basis: 100 per cent vesting for achieving the target, otherwise 0 per cent vesting.

The table below shows the awards made to Executive Directors in 2017 under share-based long-term incentive plans and the performance conditions attached to these awards:

		Number of shares or ADRs		Percentage of awards released for achieving	End of	Weighting of performance conditions

		subject to	Face value	threshold	performance	Group	Balanced	IFRS operating profit

Executive Director	Role	award*	of award**	targets†	period	TSR	scorecard	Group	Asia	US	UK	M&G

Mark FitzPatrick	Chief Financial Officer	101,360	£1,824,987	25%	31 December 2019	25%	25%	50%

John Foley	Chief Executive, M&G Prudential	114,177	£1,912,465	25%	31 December 2019	25%	25%				50%

Penny James	Group Chief Risk Officer	95,073	£1,592,473	25%	31 December 2019	50%	30%	20%

Nic Nicandrou	Chief Financial Officer/ Chief Executive, PCA	108,357	£1,814,980	25%	31 December 2019	25%	25%	50%

Anne Richards	Chief Executive, M&G	107,461	£1,799,972	25%	31 December 2019	25%	25%					50%

Barry Stowe	Chairman & CEO, NABU	123,845	$5,216,351	25%	31 December 2019	25%	25%			50%

Mike Wells	Group Chief Executive	263,401	£4,411,967	25%	31 December 2019	25%	25%	50%

Tony Wilkey	Chief Executive, PCA	139,340	£2,333,945	25%	31 December 2019	25%	25%		50%

*
Awards over shares were awarded to all Executive Directors other than Barry Stowe whose awards were over ADRs.
**
Awards for Executive Directors are calculated based on the average share price over the three dealing days prior to the grant date, being £16.75 and an ADR price of $42.12 for all Executive Directors other than Mark FitzPatrick and £18.005 for Mark FitzPatrick.
†
The 2017 balanced scorecard is assessed on a binary basis. The percentage of awards released for achieving maximum targets is 100 per cent.

Buy-out award

As reported in the 2016 Annual report on remuneration, in order to facilitate Anne Richards's appointment as Chief Executive, M&G, the Company agreed to replace the deferred bonus awards she forfeited on leaving Aberdeen Asset Management. The terms of the replacement award were designed to replicate those of the forfeited awards and are therefore not subject to performance conditions and will accrue dividend equivalents. These awards entitle Anne to receive a cash amount equal to the market value of the specified notional number of Prudential shares on the date of exercise, less an award price of 5p per share. The outstanding awards and the exercise periods are detailed below.

Exercise period	Number of notional shares

1 December 2018 to 1 January 2019	25,078

1 December 2019 to 1 January 2020	25,078

1 December 2020 to 1 January 2021	13,426

In December 2017, Anne exercised the second tranche of this replacement award. The gross value of the award exercised (which included dividend equivalents) was £747,671 and Anne used the net of tax value of £395,174 to buy 21,408 Prudential shares. Anne has committed to use the net of tax value of all her outstanding awards to buy Prudential shares.

This buy-out award was made under rule 9.4.2 of the UKLA Listing Rules as the award could not be effected under any of the Company's existing incentive plans. Anne is the sole participant in this arrangement and no further awards will be made to Anne under the arrangement.

Chairman and Non-executive Director remuneration in 2017

Chairman's fees

The Chairman's fee was reviewed by the Committee during 2017 and increased by 2 per cent to £734,000 with effect from 1 July 2017 in order to reflect inflation.

Non-executive Directors' fees

The Non-executive Directors' fees were reviewed by the Board during 2017 and the basic fee was increased by 2 per cent to £97,000. None of the fees for additional duties were increased:

	From 1 July 2016	From 1 July 2017

	(£)	(£)
Annual fees
Basic fee	95,000	97,000
Additional fees:
Audit Committee Chair	75,000	75,000
Audit Committee member	27,500	27,500
Remuneration Committee Chair	60,000	60,000
Remuneration Committee member	27,500	27,500
Risk Committee Chair	75,000	75,000
Risk Committee member	27,500	27,500
Nomination Committee member	10,000	10,000
Senior Independent Director	50,000	50,000

Note

If, in a particular year, the number of meetings is materially greater than usual, the Company may determine that the provision of additional fees is fair and reasonable.

The resulting fees paid to the Chairman and Non-executive Directors are:

£000s	2017 fees	2016 fees	2017 taxable benefits*	2016 taxable benefits*	Total 2017 remuneration: the 'single figure'†	Total 2016 remuneration: the 'single figure'†

Chairman
Paul Manduca	727	710	122	121	849	831
Non-executive Directors
Howard Davies	209	202	—	—	209	202
Ann Godbehere	79	205	—	—	79	205
Alistair Johnston(1)	—	47	—	—	—	47
David Law	176	122	—	—	176	122
Kai Nargolwala(2)	151	150	—	—	151	150
Anthony Nightingale	166	165	—	—	166	165
Philip Remnant(3)	211	210	—	—	211	210
Alice Schroeder	124	122	—	—	124	122
Lord Turner	140	122	—	—	140	122
Thomas Watjen(4)	59	—	—	—	59	—

Total	2,042	2,055	122	121	2,164	2,176

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

Notes

(1)
Alistair Johnston stepped down from the Board on 19 May 2016.
(2)
Kai Nargolwala also received an annual fee of £250,000 (payable in HK$) in respect of his non-executive chairmanship of Prudential Corporation Asia Limited with effect from 1 February 2016.
(3)
Philip Remnant also received an annual fee of £250,000 in respect of his non-executive chairmanship of M&G Group Limited with effect from 1 April 2016.
(4)
Thomas Watjen joined the Board on 11 July 2017.

Statement of Directors' shareholdings

The interests of Directors in ordinary shares of the Company are set out below. 'Beneficial interest' includes shares owned outright, shares acquired under the Share Incentive Plan (SIP) and deferred annual incentive awards, detailed in the 'Supplementary information' section. It is only these shares that count towards the share ownership guidelines.

1 January 2017 (or on date of appointment)		During 2017		31 December 2017 (or on date of retirement)			Share ownership guidelines

	Total beneficial interest (number of shares)	Number of shares acquired	Number of shares disposed	Total beneficial interest* (number of shares)	Number of shares subject to performance conditions†	Total interest in shares	Share ownership guidelines‡ (% of salary/fee)	Beneficial interest as a percentage of basic salary/basic fees§

Chairman
Paul Manduca	42,500	—	—	42,500	—	42,500	100%	108%
Executive Directors
Mark FitzPatrick(1)	—	81	—	81	101,360	101,441	250%	0%
John Foley	249,965	154,770	154,619	250,116	381,325	631,441	250%	596%
Penny James(2)	41,572	47,365	13,376	75,561	236,049	311,610	N/A	N/A
Nic Nicandrou	304,138	134,338	146,167	292,309	349,310	641,619	250%	510%
Anne Richards	31,439	54,922	—	86,361	153,367	239,728	250%	394%
Barry Stowe(3)	265,878	227,178	210,710	282,346	686,398	968,744	250%	585%
Mike Wells(4)	544,534	243,195	125,106	662,623	835,625	1,498,248	400%	1095%
Tony Wilkey(5)	120,528	101,428	147,537	74,419	454,170	528,589	N/A	N/A
Non-executive Directors
Howard Davies	9,049	229	—	9,278	—	9,278	100%	178%
Ann Godbehere(6)	15,914	—	—	15,914	—	15,914	N/A	N/A
David Law	6,904	2,162	—	9,066	—	9,066	100%	174%
Kaikhushru Nargolwala	70,000	—	—	70,000	—	70,000	100%	1343%
Anthony Nightingale	30,000	20,000	—	50,000	—	50,000	100%	959%
Philip Remnant	6,916	—	—	6,916	—	6,916	100%	133%
Alice Schroeder(7)	8,500	—	—	8,500	—	8,500	100%	163%
Lord Turner	5,500	1,052	—	6,552	—	6,552	100%	126%
Tom Watjen(8)	—	5,500	—	5,500	—	5,500	100%	106%

*
There were no changes of Directors' interests in ordinary shares between 31 December 2017 and 14 March 2018, with the exception of the UK based Executive Directors due to their participation in the monthly SIP. Mark FitzPatrick acquired a further 31 shares in the SIP, John Foley acquired a further 30 shares in the SIP and Mike Wells acquired a further 30 shares in the SIP during this period.
†
Further information on share awards subject to performance conditions are detailed in the 'share-based long-term incentive awards' section of the Supplementary information.
‡
Holding requirement of the Articles of Association (2,500 ordinary shares) must be obtained within one year of appointment to the Board. The increased guidelines for Executive Directors were introduced with effect from January 2013 and increased again in 2017. Executive Directors have five years from this date (or date of joining or role change, if later) to reach the enhanced guideline. The guideline for Non-executive Directors was introduced on 1 July 2011. Non-executive Directors have three years from their date of joining to reach the guideline. Where applicable, all directors are in compliance with the share ownership guideline.
§
Based on the average closing price for the six months to 31 December 2017 (£18.23).

The Company and its Directors, Chief Executives and shareholders have been granted a partial exemption from the disclosure requirements under Part XV of the Securities and Futures Ordinance (SFO). As a result of this exemption, Directors, Chief Executives and shareholders do not have an obligation under the SFO to notify the Company of shareholding interests, and the Company is not required to maintain a register of Directors' and Chief Executives' interests under section 352 of the SFO, nor a register of interests of substantial shareholders under section 336 of the SFO. The Company is, however, required to file with the Stock Exchange of Hong Kong Limited any disclosure of interests notified to it in the United Kingdom.

Notes

(1)
Mark FitzPatrick was appointed to the Board on 17 July 2017. Total interest in shares is shown from this date.
(2)
Penny James stepped down from the Board on 30 September 2017. Total interest in shares is shown as at this date.
(3)
For the 1 January 2017 figure, Barry Stowe's beneficial interest in shares is made up of 132,939 ADRs (representing 265,878 ordinary shares), (8,513.73 of these             ADRs are held within an investment account which secures premium financing for a life assurance policy). For the 31 December 2017, figure the beneficial interest in shares is made up of 141,173 ADRs (representing 282,346 ordinary shares).
(4)
For the 1 January 2017 figure, Mike Wells' beneficial interest in shares is made up of 218,576 ADRs (representing 437,152 ordinary shares) and 107,382 ordinary shares. For the 31 December 2017 figure his beneficial interest in shares is made up of 249,811 ADRs (representing 499,622 ordinary shares) and 163,001 ordinary shares.
(5)
Tony Wilkey stepped down from the Board on 17 July 2017. Total interest in shares is shown as at this date.
(6)
Ann Godbehere stepped down from the Board on 18 May 2017. Total interest in shares is shown as at this date.
(7)
For the 1 January 2017 and 31 December 2017 figure, Alice Schroeder's beneficial interest in shares is made up of 4,250 ADRs (representing 8,500 ordinary shares).
(8)
Tom Watjen was appointed to the Board on 11 July 2017. Total interest in shares is shown from this date. For the 31 December 2017 figure, Tom Watjen's beneficial interest in shares is made up of 2,750 ADRs (representing 5,500 ordinary shares).
(9)
James Turner, who joined the Board as Group Chief Risk Officer on 1 March 2018, has a total beneficial interest in 9,701 shares, awards over 82,976 shares subject to performance conditions and an option over 1,237 shares in the UK Prudential Savings-Related Share Option Scheme. There was no change in his share interests between 1 and 14 March 2018.

The bar chart below illustrates the Executive Directors' shareholding as a percentage of base salary versus the share ownership guideline.

Outstanding share options

The following table sets out the share options held by the Executive Directors in the UK Savings-Related Share Option Scheme (SAYE) as at the end of the period. Anne Richards holds options under her buy-out arrangement, details of which were set out above.

				Exercise period		Number of options
	Date of grant	Exercise price	Market price at 31 Dec 2017	Beginning	End	Beginning of period	Granted	Exercised	Cancelled	Forfeited	Lapsed	End of period

		(pence)	(pence)
Mark FitzPatrick	21 Sep 17	1455	1905.5	01 Dec 22	31 May 23	—	2,061	—	—	—	—	2,061
John Foley	23 Sep 14	1155	1905.5	01 Dec 17	31 May 18	779	—	779	—	—	—	—
John Foley	21 Sep 16	1104	1905.5	01 Dec 19	31 May 20	815	—	—	—	—	—	815
John Foley	21 Sep 17	1455	1905.5	01 Dec 20	31 May 21	—	618	—	—	—	—	618
Penny James	22 Sep 15	1111	1905.5	01 Dec 18	31 May 19	1,620	—	—	—	—	—	1,620
Nic Nicandrou	23 Sep 14	1155	1905.5	01 Dec 19	31 May 20	1,311	—	—	—	—	—	1,311
Nic Nicandrou	21 Sep 16	1104	1905.5	01 Dec 21	31 May 22	1,358	—	—	—	—	—	1,358
Anne Richards	21 Sep 16	1104	1905.5	01 Dec 19	31 May 20	1,630	—	—	—	—	—	1,630
Mike Wells	22 Sep 15	1111	1905.5	01 Dec 18	31 May 19	1,620	—	—	—	—	—	1,620

Notes

(1)
A gain of £5,139.84 was made by Directors in 2017 on the exercise of SAYE options.
(2)
No price was paid for the award of any option.
(3)
The highest and lowest closing share prices during 2017 were £19.15 pence and £15.32 pence respectively.
(4)
All exercise prices are shown to the nearest pence.
(5)
Penny James participated in the plan during her time as an Executive Director. The column above marked 'End of period' reflects Penny James's position as at 30 September 2017, the date at which she stepped down from the Board.
(6)
Following Nic Nicandrou's appointment as Chief Executive of PCA on 17 July 2017, he was able to continue saving under his SAYE option contracts at that date but is no longer eligible to participate in future SAYE grants.

Directors' terms of employment and external appointments

Details of the service contracts of each Executive Director are outlined in the table below. The Directors' remuneration policy contains further details of the terms included in Executive Director service contracts.

Subject to the Group Chief Executive's or the Chairman's approval, Executive Directors are able to accept external appointments as non-executive directors of other organisations. Fees payable are retained by the Executive Directors.

	Service contracts			External appointment
	Date of contract	Notice period to the Company	Notice period from the Company	External appointment during 2017	Fee received in the period the Executive Director was a Group Director

Executive Directors
Mark FitzPatrick	17 May 2017	12 months	12 months	—	—
John Foley	8 December 2010	12 months	12 months	—	—
Nic Nicandrou	27 April 2009	12 months	12 months	—	—
Anne Richards	4 July 2016	12 months	12 months	—	—
Barry Stowe	18 October 2006	12 months	12 months	—	—
Mike Wells	21 May 2015	12 months	12 months	—	—

Directors served on the boards of educational, charitable and cultural organisations without receiving a fee for these services.

Details of changes to the Board of Directors during the year are set out in the Corporate governance report.

Letters of appointment of the Chairman and Non-executive Directors

Details of Non-executive Directors' individual appointments are outlined below. The Directors' remuneration policy contains further details on their letters of appointment.

Chairman/Non-executive Director	Appointment by the Board	Initial election by shareholders at the AGM	Notice period	Expiry of the current term of appointment

Chairman

Paul Manduca(1)	15 October 2010	AGM 2011	12 months	AGM 2018

Non-executive Directors

Philip Remnant	1 January 2013	AGM 2013	6 months	AGM 2019

Howard Davies	15 October 2010	AGM 2011	6 months	AGM 2018

Ann Godbehere(2)	2 August 2007	AGM 2008	6 months	N/A

David Law	15 September 2015	AGM 2016	6 months	AGM 2019

Kai Nargolwala	1 January 2012	AGM 2012	6 months	AGM 2018

Anthony Nightingale	1 June 2013	AGM 2014	6 months	AGM 2020

Alice Schroeder	10 June 2013	AGM 2014	6 months	AGM 2020

Lord Turner	15 September 2015	AGM 2016	6 months	AGM 2019

Thomas Watjen(3)	11 July 2017	AGM 2018	6 months	AGM 2018

Notes

(1)
Paul Manduca was appointed as Chairman on 2 July 2012.
(2)
Ann Godbehere retired from the Board at the 2017 AGM.
(3)
Thomas Watjen joined the Board on 11 July 2017.

Recruitment arrangements

In making decisions about the remuneration arrangements for those joining the Board, the Committee worked within the Directors' remuneration policy approved by shareholders and was mindful of:

•
The skills, knowledge and experience that each new Executive Director brought to the Board;

•
The need to support the relocation of executives to enable them to assume their roles; and

•
Its commitment to honour legacy arrangements.

Appointing high-calibre executives to the Board and to different roles on the Board is necessary to ensure the Company is well positioned to develop and implement its strategy and deliver long-term value. As the Company operates in an international market place for talent, the best internal and external candidates are sometimes asked to move location to assume their new roles. Where this happens, the Company will offer relocation support. The support offered will depend on the circumstances of each move but may include paying for travel, shipping services, the provision of temporary accommodation and other housing benefits. Executives may receive support with the preparation of tax returns, but no current Executive Director is tax equalised.

Mark FitzPatrick joined the Board during the year. As Mark did not need to relocate to enable him to assume his role and he had no awards from his previous employer to replace, there were no specific arrangements required for his recruitment.

Nic Nicandrou changed Board role during the year. As this change resulted in Nic relocating to enable him to assume his new role, relocation support in line with the approved Directors' remuneration policy was provided. Details of this support are included in the notes to the 2017 'single figure' table.

Payments to past Directors and payments for loss of office

The Committee's approach when exercising its discretion under the policy is to be mindful of the particular circumstance of the departure and the contribution the individual made to the Group.

Penny James

Penny James stepped down from the Board, and her employment ended, on 30 September 2017. Her remuneration arrangements were in line with the approved Directors' remuneration policy, and disclosed in stock exchange announcements, and the remuneration she received in respect of her services as an Executive Director is set out in the 2017 'single figure' table.

Penny did not receive a loss of office payment.

Penny's deferred bonus awards will be released in accordance with the plan rules and remain subject to malus and clawback provisions.

The Committee determined that Penny should not receive a bonus in respect of the 2017 performance year. The Committee also exercised its discretion in accordance with the approved Directors' remuneration policy and determined that Penny should forfeit her unvested PLTIP awards granted in 2015, 2016 and 2017.

Tony Wilkey

Tony Wilkey stepped down from the Board on 17 July 2017. His remuneration arrangements were in line with the approved Directors' remuneration policy, and disclosed in stock exchange announcements, and the remuneration he received in respect of his services as an Executive Director is set out in the 2017 'single figure' table.

Tony's employment with the Group will end on 17 July 2018 and between 18 July 2017 and 31 December 2017 he received £1,345,308 in respect of salary, benefits and pension in accordance with his contract of employment. Tony did not receive a loss of office payment.

Tony's deferred bonus awards will be released in accordance with the plan rules and remain subject to malus and clawback provisions.

Recognising his contribution to the Company's success, the Committee determined that Tony should be awarded a bonus in respect of the 2017 performance year which was calculated in the usual way and pro-rated for service to 17 July 2017. 60 per cent of this bonus will be paid in 2018 and 40 per cent will be deferred for three years, subject to malus and clawback provisions.

The Committee also exercised its discretion in accordance with the approved Directors' remuneration policy and determined that Tony should be allowed to retain his unvested PCA LTIP and PLTIP awards granted in 2014, 2015, 2016 and 2017. These awards will vest in accordance with the original timetable, subject to the original performance conditions, remain subject to malus and clawback provisions, and will be pro-rated for service.

As referred to above, Tony holds PCA LTIP and PLTIP awards granted in 2014 and 2015. The two PCA LTIP awards were granted before Tony was appointed to the Board: one of these awards, granted in 2014, had performance measures and one of these awards, granted in 2015, had no performance conditions.

As set out in the section 'Remuneration in respect of performance in 2017' the performance conditions attached to Tony's 2015 PLTIP awards were partially met and 89.3 per cent of these awards will be released in 2018 and the performance conditions attached to Tony's 2014 PCA Performance LTIP awards were met in full and 100 per cent of these awards will be released in 2018. The details of all Tony's LTIP releases are set out below.

Award	Number of shares vesting(1)	Value of shares vesting(2)

PCA LTIP	42,183	£781,229

PCA LTIP with performance conditions	68,806	£1,274,287

Prudential LTIP	48,384	£896,071

Notes

(1)
The number of shares vesting include accrued dividend shares.
(2)
The share price used to calculate the value was the average share price for the three months up to 31 December 2017, being £18.52.

Michael McLintock

Michael McLintock's employment with the Group ended on 31 July 2016. The 2016 Directors' remuneration report provided details of the remuneration arrangements that would apply to Michael after he left the Board. During the year, tax was paid by the Company in 2017 on certain non-payroll benefits received by Michael in 2016 (and reported in the Annual report on remuneration for 2016), which amounted to £7,496.

Michael holds a PLTIP award granted in 2015 and as set out in the section Remuneration in respect of performance in 2017 the performance condition attached to Michael's 2015 PLTIP awards was partially met and 91.67 per cent of these awards will be released in 2018. These awards were pro-rated for service (16 of 36 months) and the details of the release are set out below.

Award	Number of shares vesting(1)	Value of shares vesting(2)

Prudential LTIP	15,557	£288,116

Notes

(1)
The number of shares vesting includes accrued dividend shares.
(2)
The share price used to calculate the value was the average share price for the three months up to 31 December 2017, being £18.52.

Additionally, Michael holds phantom share awards granted under the 2015 M&G Executive Long-Term Incentive. The share price of those awards is determined by the increase or decrease in M&G's profitability over the three-year performance period with adjustments for the investment performance of its funds. These awards were pro-rated for service (578 of 1,096 days) and M&G's performance and the resulting phantom share price are shown below:

Award	Three-year profit growth of M&G	Three-year investment performance	2016 phantom share price	Value of awards vesting

2015 M&G Executive LTIP	12%	2nd quartile	£2.05	£1,277,875

Other Directors

A number of former Directors receive retiree medical benefits for themselves and their partner (where applicable). This is consistent with other senior members of staff employed at the same time. A de minimis threshold of £10,000 has been set by the Committee; any payments or benefits provided to a past Director under this amount will not be reported.

Statement of voting at general meeting

At the 2017 Annual General Meeting, shareholders were asked to vote on the new Directors' remuneration policy and the 2016 Directors' remuneration report. Each of these resolutions received a significant vote in favour by shareholders and the Committee is grateful for this support and endorsement by our shareholders. The votes received were:

Resolution	Votes for	% of votes cast	Votes against	% of votes cast	Total votes cast	Votes withheld

To approve the Directors' remuneration policy (2017 AGM)	1,773,691,171	90.71	181,582,497	9.29	1,955,273,668	45,820,585

To approve the Directors' remuneration report (2017 AGM)	1,754,440,188	88.86	219,921,823	11.14	1,974,362,011	26,736,043

Statement of implementation in 2018

Executive Directors

Executive Directors' remuneration packages were reviewed in 2017 with changes effective from 1 January 2018. When the Committee took these decisions, it considered the salary increases awarded to other employees in 2017 and the expected increases in 2018. The external market reference points used to provide context to the Committee were identical to those used for 2017 salaries.

All Executive Directors received a salary increase of 2 per cent. The 2018 salary increase budgets for other employees across the Group's business units were between 2.5 per cent and 10 per cent. No changes have been made to executives' maximum opportunities under either the annual incentive or the long-term incentive plans.

The Executive Directors' bonus opportunity, performance measures and weightings will remain the same as in 2017. The Executive Directors' long-term incentive awards will be made under the PLTIP and the opportunity, performance measures and weightings will remain the same as 2017 other than:

•
Following the merger of Standard Life and Aberdeen Asset Management, the combined entity of Standard Life Aberdeen will be included in the relative TSR peer group; and

•
Performance against the balanced scorecard measures in the scorecard used for the 2018 PLTIP awards will be assessed on a vesting scale of threshold, target and maximum performance over a three-year period rather than using the binary, meet/fail, approach used for the 2017 PLTIP awards.

On 1 March 2018, the Company announced that James Turner had joined the Board as Group Chief Risk Officer. James's basic salary will be £625,000 per annum. He will have a maximum bonus opportunity of 160 per cent of base salary under the Annual Incentive Plan. In accordance with the Solvency II remuneration requirements, James's bonus will be assessed solely on functional and personal objectives. Forty per cent of any bonus will be deferred into the Company's shares for three years. Long-term incentive awards, granted under the Prudential LTIP, will have a face value on grant of 250 per cent of base salary. In accordance with the Solvency II remuneration requirements, the vesting of James's PLTIP awards will depend on TSR (50 per cent of award), Group IFRS operating profit (20 per cent of award) and the sustainability scorecard (30 per cent of award). James's service contract contains a notice provision under which either party may terminate upon 12 months' notice.

Chairman and Non-executive Directors

Fees for the Chairman and Non-executive Directors were reviewed in 2017 with changes effective from 1 July 2017, as set out above. The next review will be effective 1 July 2018.

SUPPLEMENTARY INFORMATION

Directors' outstanding long-term incentive awards

Share-based long-term incentive awards

	Plan name	Year of award	Conditional share awards outstanding at 1 Jan 2017 (Number of shares)	Conditional awards in 2017 (Number of shares)	Market price at date of award (pence)	Dividend equivalents on vested shares (Number of shares released) (note 3)	Rights exercised in 2017	Rights lapsed in 2017	Conditional share awards outstanding at 31 Dec 2017 (Number of shares)	Date of end of performance period

Mark FitzPatrick	PLTIP	2017		101,360	1828				101,360	31-Dec-19

				101,360					101,360

John Foley	PLTIP	2014	125,776		1317	7,972	89,093	36,683	—	31-Dec-16
	PLTIP	2014	29,556		1342	1,872	20,935	8,621	—	31-Dec-16
	PLTIP	2015	122,808		1672				122,808	31-Dec-17
	PLTIP	2016	144,340		1279				144,340	31-Dec-18
	PLTIP	2017		114,177	1672				114,177	31-Dec-19

			422,480	114,177		9,844	110,028	45,304	381,325

Nic Nicandrou	PLTIP	2014	132,375		1317	8,390	93,768	38,607	—	31-Dec-16
	PLTIP	2015	104,117		1672				104,117	31-Dec-17
	PLTIP	2016	136,836		1279				136,836	31-Dec-18
	PLTIP	2017		108,357	1672				108,357	31-Dec-19

			373,328	108,357		8,390	93,768	38,607	349,310

Anne Richards	PLTIP	2016	45,906		1358.5				45,906	31-Dec-18
	PLTIP	2017		107,461	1672				107,461	31-Dec-19

			45,906	107,461		—	—	—	153,367

Barry Stowe(1)	PLTIP	2014	114,824		1317	7,034	78,462	36,362	—	31-Dec-16
	PLTIP	2015	113,940		1672				113,940	31-Dec-17
	PLTIP	2015	50,668		1611.5				50,668	31-Dec-17
	PLTIP	2016	274,100		1279				274,100	31-Dec-18
	PLTIP	2017		247,690	1672				247,690	31-Dec-19

			553,532	247,690		7,034	78,462	36,362	686,398

Mike Wells(2)	PLTIP	2014	238,954		1317	15,178	169,262	69,692	—	31-Dec-16
	PLTIP	2015	209,222		1672				209,222	31-Dec-17
	PLTIP	2015	30,132		1611.5				30,132	31-Dec-17
	PLTIP	2016	332,870		1279				332,870	31-Dec-18
	PLTIP	2017		263,401	1672				263,401	31-Dec-19

			811,178	263,401		15,178	169,262	69,692	835,625

Notes

(1)
The awards for Barry Stowe were made in ADRs (1 ADR = 2 ordinary shares). The figures in the table are represented in terms of ordinary shares.
(2)
The awards in 2014 and 2015 for Mike Wells were made in ADRs (1 ADR = 2 ordinary shares). The awards in 2016 and 2017 were made in ordinary shares. The figures in the table are represented in terms of ordinary shares.
(3)
A dividend equivalent was accumulated on these awards.

Business-specific cash-based long-term incentive plans

	Year of award	Face value of conditional share awards outstanding at 1 January 2017 £000	Payments made in 2017 £000	Face value of conditional awards outstanding at 31 December 2017 £000	Date of end of performance period

Anne Richards

M&G Executive LTIP	2016	1,200	—	1,200	31 Dec 2018

Note

Under the M&G Executive LTIP, the value of each unit at award is £1. The value of units changes based on M&G's profit growth and investment performance over the performance period.

Other share awards

The table below sets out Executive Directors' deferred bonus share awards.

	Year of grant	Conditional share awards outstanding at 1 Jan 2017	Conditionally awarded in 2017	Dividends accumulated in 2017 (note 3)	Shares released in 2017	Conditional share awards outstanding at 31 Dec 2017	Date of end of restricted period	Date of release	Market price at date of award	Market price at date of vesting or release

		(Number of shares)	(Number of shares)	(Number of shares)	(Number of shares)	(Number of shares)			(pence)	(pence)
John Foley
Deferred 2013 annual incentive award	2014	33,968			33,968	—	31-Dec-16	03-Apr-17	1,317	1,653
Deferred 2014 annual incentive award	2015	43,651		1,132		44,783	31-Dec-17		1,672
Deferred 2015 annual incentive award	2016	65,713		1,705		67,418	31-Dec-18		1,279
Deferred 2016 annual incentive award	2017		30,352	787		31,139	31-Dec-19		1,672

		143,332	30,352	3,624	33,968	143,340

Nic Nicandrou
Deferred 2013 annual incentive award	2014	38,024			38,024	—	31-Dec-16	03-Apr-17	1,317	1,653
Deferred 2014 annual incentive award	2015	29,887		775		30,662	31-Dec-17		1,672
Deferred 2015 annual incentive award	2016	39,107		1,014		40,121	31-Dec-18		1,279
Deferred 2016 annual incentive award	2017		29,504	765		30,269	31-Dec-19		1,672

		107,018	29,504	2,554	38,024	101,052

Anne Richards
Deferred 2016 annual incentive award	2017		32,668	846		33,514	31-Dec-19		1,672

			32,668	846		33,514

Barry Stowe (note 1)
Deferred 2013 annual incentive award	2014	32,950			32,950	—	31-Dec-16	03-Apr-17	1,317	1,653
Deferred 2014 annual incentive award	2015	29,046		754		29,800	31-Dec-17		1,672
Deferred 2015 annual incentive award	2016	111,618		2,900		114,518	31-Dec-18		1,279
Deferred 2016 annual incentive award	2017		134,534	3,494		138,028	31-Dec-19		1,672

		173,614	134,534	7,148	32,950	282,346

Mike Wells (note 2)
Deferred 2013 annual incentive award	2014	108,578			108,578	—	31-Dec-16	03-Apr-17	1,317	1,653
Deferred 2014 annual incentive award	2015	120,686		3,136		123,822	31-Dec-17		1,672
Deferred 2015 annual incentive award	2016	107,112		2,778		109,890	31-Dec-18		1,279
Deferred 2016 annual incentive award	2017		51,371	1,332		52,703	31-Dec-19		1,672

		336,376	51,371	7,246	108,578	286,415

Notes

(1)
The awards for Barry Stowe were made in ADRs (1 ADR = 2 ordinary shares). The figures in the table are represented in terms of ordinary shares.
(2)
The awards for Mike Wells in 2014 and 2015 were made in ADRs (1 ADR = 2 ordinary shares). The awards made in 2016 and 2017 were made in ordinary shares. The figures in the table are represented in terms of ordinary shares.
(3)
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

Since 2014 participants have been able to elect to enter into savings contracts of up to £500 per month for a period of three or five years. At the end of this term, participants may exercise their options within six months and purchase shares. If an option is not exercised within six months, participants are entitled to a refund of their cash savings plus interest if applicable under the rules. Shares are issued to satisfy those options which are exercised. No options may be granted under the schemes if the grant would cause the number of shares which have been issued, or which remain issuable pursuant to options granted in the preceding 10 years under the scheme and any other option schemes operated by the Company, or which have been issued under any other share incentive scheme of the Company, to exceed 10 per cent of the Company's ordinary share capital at the proposed date of grant.

Details of Executive Directors' rights under the SAYE scheme are set out in the 'Outstanding share options' table.

Share Incentive Plan (SIP)

UK-based Executive Directors are also eligible to participate in the Company's Share Incentive Plan (SIP). Since April 2014, all UK-based employees have been able to purchase Prudential plc shares up to a value of £150 per month from their gross salary (partnership shares) through the SIP. For every four partnership shares bought, an additional matching share is awarded which is purchased by Prudential on the open market. Dividend shares accumulate while the employee participates in the plan. If the employee withdraws from the plan, or leaves the Group, matching shares may be forfeited.

The table below provides information about shares purchased under the SIP together with matching shares (awarded on a 1:4 basis) and dividend shares.

	Year of initial grant	Share Incentive Plan awards held in Trust at 1 Jan 2017	Partnership shares accumulated in 2017	Matching shares accumulated in 2017	Dividend shares accumulated in 2017	Share Incentive Plan awards held in Trust at 31 Dec 2017

		(Number of shares)	(Number of shares)	(Number of shares)	(Number of shares)	(Number of shares)
Mark FitzPatrick	2017	—	65	16	—	81
John Foley	2014	433	104	26	13	576
Nic Nicandrou(1)	2010	1,644	63	16	43	1,766
Mike Wells	2015	270	104	26	8	408

Note

(1)
Following Nic Nicandrou's appointment as Chief Executive of PCA on 17 July 2017, he is no longer eligible to participate in the SIP. However, while his shares remain in the SIP Trust he will receive any dividends payable on these shares.

Cash-settled long-term incentive awards

This information has been prepared in line with the reporting requirements of the Hong Kong Stock Exchange and sets out Executive Directors' outstanding share awards and share options. For details of the cash-settled long-term incentive awards held by some executive directors, please see our Annual Report.

Dilution

Releases from the Prudential Long Term Incentive Plan and the Prudential Agency Long Term Incentive Plan are satisfied using new issue shares rather than by purchasing shares in the open market. Shares relating to options granted under all-employee share plans are also satisfied by new issue shares. The combined dilution from all outstanding shares and options at 31 December 2017 was 1.09 per cent of the total share capital at the time. Deferred bonus awards will continue to be satisfied by the purchase of shares in the open market.

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

In addition, Prudential's directors held, as at 28 February 2018, options to purchase 9,413 shares, all of which were issued under Prudential's Savings-Related Share Option Scheme (SAYE) and Anne Richards also holds share options under her buy out arrangement. These options and plans are described in more detail below under 'Options to purchase securities from Prudential' in this section.

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

Options to purchase and discretionary awards of securities from Prudential

As of 28 February 2018, 6,240,988 options were outstanding, which Prudential issued under the SAYE schemes. As of 28 February 2018, directors and other executive officers held 9,413 of such outstanding options. In addition, Anne Richards holds share options under her buy out arrangement. Except as described above in 'Outstanding options of directors and other executive officers', each option represents the right of the bearer to subscribe for one share at a particular pre-determined exercise price at a pre-set exercise date.

As of 28 February 2018, 31,781,930 shares were outstanding under other awards. Of those 1,406,466 shares were outstanding under the Annual Incentive Plan, 256,661 shares were outstanding under the PruCap Deferred Bonus Plan, 28,745 shares were outstanding under the Momentum Retention Plan, 3,818 shares were outstanding under the One Off Awards, 759,158 shares were outstanding under the Restricted Share Plan, 16,779,086 shares were outstanding under the PLTIP, 1,870,726 shares were outstanding under the Deferred Share Plans, 5,810,241 shares were outstanding under the PCA LTIP and 4,867,029 were outstanding under the Prudential Agency Long Term Incentive Plan. Such outstanding awards held by directors or other executive officers at 31 December 2017 are included under 'Long-term incentive plans' in the 'Compensation' section above.

The aggregate proceeds that would arise if all outstanding options under the SAYE schemes were exercised is £73 million. The latest expiration dates for exercise or release of the securities underlying the options or awards and the number of options or shares are set out in the table below.

Year of Expiration	Options Outstanding Under Savings Related Share Option Scheme	Shares Outstanding Under Other Awards	Total

	(in millions)	(in millions)	(in millions)
2018	0.279	8.675	8.954
2019	1.796	11.438	13.234
2020	1.829	11.282	13.111
2021	1.683	0.221	1.904
2022	0.342	0.045	0.387
2023	0.312	0.12	0.432

Total	6.241	31.781	38.022

Information concerning the Group's share award and share option plans for its employees is provided above as well as in note B2.2 to the consolidated financial statements.

Employees

The average numbers of staff employed by the Prudential group, excluding employees of the venture investment subsidiaries of the PAC with-profits fund, for the following periods were:

	2017	2016	2015

Business operations:
Asia	15,477	15,439	15,030
US	4,564	4,447	4,562
UK and Europe*	7,110	6,381	5,920

Total	27,151	26,267	25,512

*
The UK and Europe staff numbers include staff from central operations and Africa, which are unallocated to a segment.

At 31 December 2017, Prudential employed 22,912 permanent employees representing an increase in the year from 22,498 employees as at 31 December 2016. Of the 22,912 employees, approximately 31 per cent were located in the United Kingdom, 50 per cent in Asia and 19 per cent in the United States. In the United Kingdom at 31 December 2017, Prudential had 367 employees paying union subscriptions through the payroll. At 31 December 2017, Prudential had 640 temporary employees in the United Kingdom, 3,977 in Asia and 132 in the United States. At 31 December 2017, Prudential had 357 fixed term contractors in the United Kingdom, 771 in Asia and none in the United States.

SUPPLEMENTARY INFORMATION ON THE COMPANY

Company Address and Agent

Prudential plc is a public limited company incorporated on 1 November 1978 and registered in England and Wales. Refer to 'Governance—Memorandum and Articles of Association' for further information on the constitution of the Company.

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

Prudential's total investments

The following table shows Prudential's insurance and non-insurance investments, net of derivative liabilities, at 31 December 2017. In addition, at 31 December 2017 Prudential had £219.7 billion of external funds under management. Assets held to cover linked liabilities relate to unit-linked and variable annuity products. In this table, investments are valued as set out in note A3.1 to the consolidated financial statements.

	At 31 December 2017 £m
	Asia	US	UK and Europe	Other	Total	Less: assets to cover linked liabilities and external unit holders(a)	Group excluding assets to cover linked liabilities and external unit holders

Investment properties	5	5	16,487	—	16,497	(5,421)	11,076
Investments accounted for using the equity method	912	—	504	—	1,416	—	1,416
Financial investments:
Loans	1,317	9,630	5,986	109	17,042	—	17,042
Equity securities and portfolio holdings in unit trusts	29,976	130,630	62,670	115	223,391	(144,890)	78,501
Debt securities	40,982	35,378	92,707	2,307	171,374	(25,238)	146,136
Other investments	113	2,459	7,728	123	10,423	(251)	10,172
Deposits	1,291	43	9,540	362	11,236	(1,655)	9,581

Total financial investments	73,679	178,140	178,631	3,016	433,466	(172,034)	261,432

Total investments	74,596	178,145	195,622	3,016	451,379	(177,455)	273,924
Derivative liabilities	(79)	(5)	(1,661)	(1,010)	(2,755)	(29)	(2,784)

Total investments, net of derivative liabilities	74,517	178,140	193,961	2,006	448,624	(177,484)	271,140

(a)
Prudential's Group statement of financial position includes the line by line investments of unit-linked and the consolidated unit-trusts and similar funds. In the table above, these amounts have been deducted in deriving the underlying investments in the right-hand column.

Further analysis is included in the consolidated financial statements, in accordance with IFRS 7 'Financial Instruments: Disclosures'. The further analysis is included in notes C2 and C3 to Prudential's consolidated financial statements.

Prudential's insurance investment strategy and objectives

Prudential's insurance investments support a range of businesses operating in many geographic areas. Each of the operations formulates a strategy based on the nature of its underlying liabilities, its level of capital and its local regulatory requirements.

Internal funds under management

Prudential manages 67 per cent of its group funds principally through its fund management businesses, M&G Prudential in the UK, PPM America in the United States and Eastspring Investments in Asia. The remaining 33 per cent of the Group's funds mainly relate to assets held to back unit-linked, unit trust and variable annuity liabilities.

In each of the operations, local management analyses the liabilities and determines asset allocation, benchmarks and permitted deviations from these benchmarks appropriate for its operation. These benchmarks and permitted deviations are agreed with internal fund managers, who are responsible for implementing the specific investment strategy through their local fund management operations.

Investments strategy and objectives

Investments relating to M&G Prudential's insurance business

In the UK, M&G Prudential tailors its investment strategy for long-term business, other than unit-linked business, to match the type of product a portfolio supports. The primary distinction is between with-profits portfolios and non-participating portfolios, which include the majority of annuity portfolios. Generally, the objective is to maximise returns while maintaining investment quality and asset security and adhering to the appropriate government regulations.

Consistent with the product nature, in particular regarding guarantees, the with-profits fund's investment strategy emphasises a well-diversified equity portfolio (containing some international equities), real estate (predominantly in the UK), UK and international fixed income securities and cash.

For M&G Prudential's pension annuities business and other non-participating non-linked business the objective is to maximise profits while ensuring stability by closely matching the cash flows of assets and liabilities. To achieve this matching, the strategy is to invest in fixed income securities of appropriate maturity dates.

For M&G Prudential's unit-linked business, the primary objective is to maximise investment returns subject to following an investment policy consistent with the representations M&G Prudential has made to its unit-linked product policyholders.

Investments relating to Prudential's US insurance business

The investment strategy of the US insurance operations, for business other than the variable annuity business, is to maintain a diversified and largely investment grade debt securities portfolio that maintains a desired investment spread between the yield on the portfolio assets and the rate credited on policyholder liabilities. Interest rate scenario testing is regularly used to monitor the effect of changes in interest yields on cash flows, the present value of future profits and interest rate spreads.

The investment portfolio of the US insurance operations consists primarily of debt securities, although the portfolio also contains investments in mortgage loans, policy loans, common and preferred stocks and derivative instruments.

Investments relating to Asian insurance business

Prudential's Asian insurance operations' investments, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, largely support the business of Prudential's Singapore, Hong Kong and Malaysia operations.

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

Description of Property—Corporate Property

As at 31 December 2017, Prudential's UK headquartered businesses occupied 111 operating leases in the United Kingdom, Europe, Asia and Africa. These properties are primarily offices with some ancillary storage facilities. Prudential's global headquarters is located in London. Of the remainder, the most significant holdings are offices in London and Reading in England, Stirling in Scotland and Mumbai in India. Of the 111 operating leases, 94 are held leasehold and the rest (17) are short-term serviced offices. The leasehold properties range in size from 500 sq. ft. to 235,000 sq. ft. Overall, the UK, Europe, Africa and Asia property portfolio occupied by the UK headquartered businesses totals approximately 1,005,000 sq. ft.

Prudential's UK headquartered businesses also hold one surplus owned property and approximately eight surplus leasehold interests in the United Kingdom, mostly situated in London. This surplus accommodation (ie not occupied by the Group and including subleases) totals approximately

215,000 sq. ft. There are also two surplus land holdings in the United Kingdom, totalling 57 acres. A high proportion of the surplus estate has been sublet to third party occupiers generating income for the Group to cover this overhead. As at 31 December 2017 vacancy within the surplus estate stood at 4,556 sq. ft.

Key transactions include the M&G agreement to lease 328,000 sq. ft. of offices in Central London, commencing in 1st quarter 2018. The building will be fitted out in 2018 for occupation in 2019.

In the United States, Prudential owns Jackson National Life's executive and principal administrative office located in Michigan. Prudential owns a total of eight facilities in Lansing, Michigan, which total approximately 876,655 sq. ft. Prudential also leases premises in Michigan, Colorado, Tennessee, California, Illinois, New York, New Jersey, Georgia, Florida, Wisconsin, Massachusetts, Connecticut, New Hampshire, Pennsylvania, Texas, Maryland, Washington D.C. and North Dakota for certain of its operations. Prudential holds 32 operating leases with respect to office space, throughout the United States. The leasehold properties range in size from 150 sq. ft.–155,000 sq. ft. In the United States, Prudential owns and leases a total of approximately 1,457,000 sq. ft. of property. In addition to the owned and leased properties, Prudential also owns a total of 446 acres of surplus land, all located in Lansing, Michigan.

Prudential's United States headquartered business also sublets three surplus office properties in Lansing, Michigan, totalling approximately 34,193 sq. ft., located in one of its owned properties.

The Jackson leased property at Franklin, Tennessee, USA (154,737 sq. ft.), is under contract for purchase and expected to close 1st quarter 2018. After the transaction is finalised, the total owned property in the United States will increase from 876,655 sq. ft. to 1,031,392 sq. ft. and total leased fall from 580,097 sq. ft. to 425,360 sq. ft. The total owned and leased properties in the United States will remain unchanged at approximately 1,457,000 sq. ft.

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

Prudential in Asia has a total of 339 external operating leases, totalling approximately 3.47 million sq. ft. of property (excluding property interests held by its joint venture/associate businesses in China, India and Malaysia (Takaful)).

The total holdings for Prudential joint venture/associate businesses in China, India and Malaysia (Takaful) comprises approximately 895 leased properties, totalling approximately 2.6 million sq. ft.. There are six owned assets in Malaysia (Takaful) totalling 12,315 sq. ft. and one owned and occupied asset comprising approximately 42,000 sq. ft. in Mumbai, India.

The Malaysian headquartered businesses (forming part of Prudential Corporation Asia) have agreed a pre-let transaction with a developer to lease 326,500 sq ft of offices in Kuala Lumpur, commencing in 2019. The building is currently under construction.

There have been no other property transactions subsequent to 31 December 2017 which would have a material impact on the financial position of Prudential.

Prudential believes that its facilities are suitable for the conduct of its businesses. Space requirements are periodically reviewed and Prudential may acquire or lease new space as needed to accommodate any future needs of the businesses. Prudential's operating leases have no material commercial value.

In summary, the Prudential shareholder-backed business owns 41 properties which it also occupies and which are accounted for as owner occupied. These properties are comprised of 33 in Asia and eight in the US. The India associate also owns and occupies one property in India. The total value of Prudential's owner occupied properties at 31 December 2017 was £295 million. This represents less than 1 per cent of Prudential's total assets.

Prudential is the lessee under 690 operating leases used as office accommodation, comprising 561 leases held by the Asia business (including the China and Malaysia (Takaful) joint ventures), 32 leases held by the US business and 97 leases held by the UK businesses. For the UK based businesses, Prudential holds a further 17 short-term serviced offices.

Investment Interests

Prudential also holds interests in properties within its investment portfolios accounted for as investment property. At 31 December 2017 the total value of investment properties was £16,497 million and comprised 487 properties held by the UK, 20 held in Asia and 1 held by the US. In total they comprised 3.3 per cent of Prudential's total assets. The UK business' holdings account for over 99 per cent by value of the total investment properties.

Intellectual Property

Prudential conducts business under the 'Prudential', 'Jackson', 'M&G' and 'Eastspring Investments' brand names and logos. It is also the registered owner of over 100 domain names, including 'www.prudential.co.uk', 'www.prudentialcorporation-asia.com','www.jackson.com','www.mandg.co.uk', 'www.eastspringinvestments.com' and 'www.pru.co.uk'.

Prudential does not operate in the United States under the Prudential name and there have been long-standing arrangements between it and Prudential Financial, Inc. and its subsidiary, the Prudential Insurance Company of America, relating to their respective uses of the Prudential name. Under these arrangements Prudential Financial Inc. has the right to use the Prudential name in the Americas and certain parts of the Caribbean, Japan, Korea and Taiwan, and Prudential has the right to use the name everywhere else in the world although third parties have rights to the name in certain countries.

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

ADDITIONAL INFORMATION

Risk Factors

A number of risk factors affect Prudential's operating results and financial condition and, accordingly, the trading price of its shares. The risk factors mentioned below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. The information given is as of the date of this document, and any forward-looking statements are made subject to the reservations specified below under 'Forward-Looking Statements'.

Risks relating to Prudential's business

Prudential's businesses are inherently subject to market fluctuations and general economic conditions

Uncertainty, fluctuations or negative trends in international economic and investment climates could have a material adverse effect on Prudential's business and profitability. Prudential operates in a macroeconomic and global financial market environment that presents significant uncertainties and potential challenges, For example, government interest rates remain low in the US, the UK and some Asian countries in which Prudential operates.

Global financial markets are subject to uncertainty and volatility created by a variety of factors. These factors include the reduction in accommodative monetary policies in the US, the UK and other jurisdictions together with its impact on the valuation of all asset classes, effects on interest rates and the risk of disorderly repricing of inflation expectations and global bond yields, concerns over sovereign debt, a general slowing in world growth, the increased level of geopolitical risk and policy-related uncertainty and potentially negative socio-political events.

The adverse effects of such factors could be felt principally through the following items:

•
Reduced investment returns arising on the Group's portfolios including impairment of debt securities and loans, which could reduce Prudential's capital and impair its ability to write significant volumes of new business, increase the potential adverse impact of product guarantees, and/or have a negative impact on its assets under management and profit;

•
Higher credit defaults and wider credit and liquidity spreads resulting in realised and unrealised credit losses;

•
Failure of counterparties who have transactions with Prudential (eg banks and reinsurers) to meet commitments that could give rise to a negative impact on Prudential's financial position and on the accessibility or recoverability of amounts due or, for derivative transactions, adequate collateral not being in place;

•
Estimates of the value of financial instruments becoming more difficult because in certain illiquid or closed markets, determining the value at which financial instruments can be realised is highly subjective. Processes to ascertain such values require substantial elements of judgement, assumptions and estimates (which may change over time); and

•
Increased illiquidity, which also adds to uncertainty over the accessibility of financial resources and may reduce capital resources as valuations decline. This could occur where external capital is unavailable at sustainable cost, increased liquid assets are required to be held as collateral under derivative transactions or redemption restrictions are placed on Prudential's investments in illiquid funds. In addition, significant redemption requests could also be made on Prudential's issued funds and while this may not have a direct impact on the Group's liquidity, it could result in reputational damage to Prudential. The potential impact of increased illiquidity is more uncertain than for other risks such as interest rate or credit risk.

In general, upheavals in the financial markets may affect general levels of economic activity, employment and customer behaviour. As a result, insurers may experience an elevated incidence of claims, lapses, or surrenders of policies, and some policyholders may choose to defer or stop paying insurance premiums. The demand for insurance products may also be adversely affected. In addition, there may be a higher incidence of counterparty failures. If sustained, this environment is likely to have a negative impact on the insurance sector over time and may consequently have a negative impact on Prudential's business and its balance sheet and profitability. For example, this could occur if the recoverable value of intangible assets for bancassurance agreements and deferred acquisition costs are reduced. New challenges related to market fluctuations and general economic conditions may continue to emerge.

For some non-unit-linked investment products, in particular those written in some of the Group's Asian operations, it may not be possible to hold assets which will provide cash flows to match those relating to policyholder liabilities. This is particularly true in those countries where bond markets are not developed and in certain markets where regulated premium and claim values are set with reference to the interest rate environment prevailing at the time of policy issue. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated. Where interest rates in these markets remain lower than those used to calculate premium and claim values over a sustained period, this could have a material adverse effect on Prudential's reported profit.

In the US, Jackson writes a significant amount of variable annuities that offer capital or income protection guarantees. The value of these guarantees is affected by market factors (such as interest rates, equity values, bond spreads and realised volatility) and policyholder behaviour. Jackson uses a derivative hedging programme to reduce its exposure to market risks arising on these guarantees. There could be market circumstances where the derivatives that Jackson enters into to hedge its market risks may not cover its exposures under the guarantees. The cost of the guarantees that remain unhedged will also affect Prudential's results.

In addition, Jackson hedges the guarantees on its variable annuity book on an economic basis (with consideration of the local regulatory position) and, thus, accepts variability in its accounting results in the short term in order to achieve the appropriate result on these bases. In particular, for Prudential's Group IFRS reporting, the measurement of the Jackson variable annuity guarantees is typically less sensitive to market movements than for the corresponding hedging derivatives, which are held at market value. However, depending on the level of hedging conducted regarding a particular risk type, certain market movements can drive volatility in the economic or local regulatory results that may be less significant under IFRS reporting.

Also, in the US, fluctuations in prevailing interest rates can affect results from Jackson which has a significant spread-based business, with the significant proportion of its assets invested in fixed income securities. In particular, fixed annuities and stable value products written by Jackson expose Prudential to the risk that changes in interest rates, which are not fully reflected in the interest rates credited to customers, will reduce spread. The spread is the difference between the rate of return Jackson is able to earn on the assets backing the policyholders' liabilities and the amounts that are credited to policyholders in the form of benefit increases, subject to minimum crediting rates. Declines in spread from these products or other spread businesses that Jackson conducts, and increases in surrender levels arising from interest rate rises, could have a material impact on its businesses or results of operations.

On 29 March 2017 the UK submitted the formal notification of its intention to withdraw from the EU pursuant to Article 50 of the Treaty on the European Union, as amended. Following submission of this notification, the UK has a maximum period of two years to negotiate the terms of its withdrawal from the EU. If no formal withdrawal agreement is reached between the UK and the EU, then it is expected the UK's membership of the EU will automatically terminate two years after the submission of the notification of the UK's intention to withdraw from the EU. The UK's decision to leave the EU will have political, legal and economic ramifications for both the UK and the EU, although these are expected to be more pronounced for the UK. The Group has several UK domiciled operations, including M&G Prudential, and these may be impacted by a UK withdrawal from the EU. The outcome of the negotiations on the UK's withdrawal and any subsequent negotiations on trade and access to the country's major trading markets, including the single EU market, is currently unknown. As a result, there is ongoing uncertainty over the terms under which the UK will leave the EU, whether any transitional arrangements will be agreed between the UK and the EU, the possibility of a lengthy period before negotiations are concluded, and the potential for a disorderly exit by the UK without a negotiated agreement. This uncertainty may increase volatility in the markets where the Group operates and create the potential for a general downturn in economic activity and for further or prolonged interest rate reductions in some jurisdictions due to monetary easing and investor sentiment.

A significant part of the profit from M&G Prudential's insurance operations is related to bonuses for policyholders declared on with-profits products, which are broadly based on historical and current rates of return on equity, real estate and fixed income securities, as well as Prudential's expectations of future investment returns. This profit could be lower in a sustained low interest rate environment.

Prudential is subject to the risk of potential sovereign debt credit deterioration owing to the amounts of sovereign debt obligations held in its investment portfolio

Investing in sovereign debt creates exposure to the direct or indirect consequences of political, social or economic changes (including changes in governments, heads of state or monarchs) in the countries in which the issuers are located and the creditworthiness of the sovereign. Investment in sovereign debt obligations involves risks not present in debt obligations of corporate issuers. In addition, the issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or pay interest when due in accordance with the terms of such debt, and Prudential may have limited recourse to compel payment in the event of a default. A sovereign debtor's willingness or ability to repay principal and to pay interest in a timely manner may be affected by, among other factors, its cash flow situation, its relations with its central bank, the extent of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor's policy toward local and international lenders, and the political constraints to which the sovereign debtor may be subject.

Moreover, governments may use a variety of techniques, such as intervention by their central banks or imposition of regulatory controls or taxes, to devalue their currencies' exchange rates, or may adopt monetary and other policies (including to manage their debt burdens) that have a similar effect, all of which could adversely impact the value of an investment in sovereign debt even in the absence of a technical default. Periods of economic uncertainty may affect the volatility of market prices of sovereign debt to a greater extent than the volatility inherent in debt obligations of other types of issuers.

In addition, if a sovereign default or other such events described above were to occur, other financial institutions may also suffer losses or experience solvency or other concerns, and Prudential might face additional risks relating to any debt of such financial institutions held in its investment portfolio. There is also risk that public perceptions about the stability and creditworthiness of financial institutions and the financial sector generally might be adversely affected, as might counterparty relationships between financial institutions. If a sovereign were to default on its obligations, or adopted policies that devalued or otherwise altered the currencies in which its obligations were denominated this could have a material adverse effect on Prudential's financial condition and results of operations.

Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses

Due to the geographical diversity of Prudential's businesses, Prudential is subject to the risk of exchange rate fluctuations. Prudential's operations in the US and Asia, which represent a significant proportion of operating profit based on longer-term investment returns and shareholders' funds, generally write policies and invest in assets denominated in local currencies. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in Prudential's consolidated financial statements upon the translation of results into pounds sterling. This exposure is not currently separately managed. The currency exposure relating to the translation of reported earnings could impact financial reporting ratios such as dividend cover, which is calculated as operating profit after tax on an IFRS basis, divided by the dividends relating to the reporting year. The impact of gains or losses on currency translations is recorded as a component of shareholders' funds within other comprehensive income. Consequently, this could impact Prudential's gearing ratios (defined as debt over debt plus shareholders' funds). The Group's surplus capital position for regulatory reporting purposes may also be affected by fluctuations in exchange rates with possible consequences for the degree of flexibility that Prudential has in managing its business.

Prudential conducts its businesses subject to regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies and interpretations and any accounting standards in the markets in which it operates

Changes in government policy and legislation (including in relation to tax), capital control measures on companies and individuals, regulation or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which Prudential operates, or decisions taken by regulators in connection with their supervision of members of the Group, which in some circumstances may be applied retrospectively may adversely affect Prudential. The adverse impact from these changes may affect Prudential's product range, distribution channels, competitiveness, profitability, capital requirements, risk management approaches, corporate or governance structure and, consequently, reported results and financing requirements. Also, regulators in jurisdictions in which Prudential operates may impose requirements affecting the allocation of capital and liquidity between different business units in the Group, whether on a geographic, legal entity, product line or other basis. Regulators may change the level of capital required to be held by individual businesses or could introduce possible changes in the regulatory framework for pension arrangements and policies, the regulation of selling practices and solvency requirements. Furthermore, as a result of interventions by governments following recent financial and global economic conditions, there may continue to be changes in government regulation and supervision of the financial services industry, including the possibility of higher capital requirements, restrictions on certain types of transactions and enhanced supervisory powers.

Recent shifts in the focus of some national governments toward more protectionist or restrictive economic and trade policies could impact on the degree and nature of regulatory changes and Prudential's competitive position in some geographic markets. This could take effect, for example, through increased friction in cross-border trade or measures favouring local enterprises such as changes to the maximum level of non-domestic ownership by foreign companies.

The European Union's Solvency II Directive came into effect on 1 January 2016. This measure of regulatory capital is more volatile than under the previous Solvency I regime and regulatory policy may evolve under the new regime. The European Commission began a review in late 2016 of some aspects of the Solvency II legislation, which is expected to continue until 2021 and covers, among other things, a review of the Long Term Guarantee measures. Prudential applied for, and has been granted approval by the UK Prudential Regulation Authority to use the following measures when calculating its Solvency II capital requirements: the use of an internal model, the 'matching adjustment' for UK annuities, the

'volatility adjustment' for selected US Dollar-denominated business, and UK transitional measures. Prudential also has permission to use 'deduction and aggregation' as the method by which the contribution of the Group's US insurance entities to the Group's solvency is calculated, which in effect recognises surplus in US insurance entities in excess of 250 per cent of local US Risk Based Capital requirements. There is a risk that in the future changes are required to be made to the approved internal model and these related applications which could have a material impact on the Group Solvency II capital position. Where internal model changes are subject to regulatory approval, there is a risk that the approval is delayed or not given. In such circumstances, changes in our risk profile would not be able to be appropriately reflected in our internal model, which could have a material impact on the Group's Solvency II capital position.

The UK's decision to leave the EU could result in significant changes to the legal and regulatory regime under which the Group operates, the nature and extent of which are uncertain while the outcome of negotiations regarding the UK's withdrawal from the EU and the extent and terms of any future access to the single EU market remains unknown.

Currently there are also a number of other global regulatory developments which could impact Prudential's businesses in its many jurisdictions. These include the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) in the US, the work of the Financial Stability Board (FSB) on Global Systemically Important Insurers (G-SIIs), the Insurance Capital Standard (ICS) being developed by the International Association of Insurance Supervisors (IAIS), the Markets in Financial Instruments Directive (the "MiFID II Directive"), which recently came into force in the EU and the EU General Data Protection Regulation that comes into force in May 2018. In addition, regulators in a number of jurisdictions in which the Group operates are further developing local capital regimes; this includes potential future developments in Solvency II in the UK (as referred to above), National Association of Insurance Commissioners' reforms in the US including any implications from the recently enacted US tax reform legislation and amendments to certain local statutory regimes in some territories in Asia. There remains a high degree of uncertainty over the potential impact of these changes on the Group.

The Dodd-Frank Act provides for a comprehensive overhaul of the financial services industry within the US including reforms to financial services entities, products and markets. The full impact of the Dodd-Frank Act on Prudential's businesses remains unclear, as many of its provisions are primarily focused on the banking industry, have a delayed effectiveness and/or require rulemaking or other actions by various US regulators over the coming years. There is also potential uncertainty surrounding future changes to the Dodd-Frank Act under the current US administration.

Prudential's designation as a G-SII was reaffirmed on 21 November 2016. As a result of this designation, Prudential is subject to additional regulatory requirements, including a requirement to submit enhanced risk management plans (such as a Group-wide Recovery Plan, a Systemic Risk Management Plan and a Liquidity Risk Management Plan) to a Crisis Management Group (CMG) comprised of an international panel of regulators.

The G-SII regime also introduces capital requirements in the form of a Higher Loss Absorption (HLA) requirement. While this requirement was initially intended to come into force in 2019, this has now been postponed to 2022. The HLA is also now intended to be based on the ICS. The IAIS has announced that the implementation of ICS will be conducted in two phases—a five-year monitoring phase followed by an implementation phase. During the monitoring phase, Internationally Active Insurance Groups, for which Prudential satisfies the criteria, will be required to report on compliance with the ICS to the group-wide supervisor on a confidential basis, although these results will not be used as a basis to trigger supervisory action. The Common Framework (ComFrame) for the Supervision of Internationally Active Insurance Groups will more generally establish a set of common principles and standards designed to assist regulators in addressing risks that arise from insurance groups with operations in multiple jurisdictions.

Various jurisdictions in which Prudential operates have created investor compensation schemes that require mandatory contributions from market participants in some instances in the event of a failure of a market participant. As a major participant in the majority of its chosen markets, circumstances could arise in which Prudential, along with other companies, may be required to make such contributions.

The Group's accounts are prepared in accordance with current International Financial Reporting Standards (IFRS) applicable to the insurance industry. The International Accounting Standards Board (IASB) introduced a framework that it described as Phase I which, under its standard IFRS 4 permitted insurers to continue to use the statutory basis of accounting for insurance assets and liabilities that existed in their jurisdictions prior to January 2005. In May 2017, the IASB published its replacement standard on insurance accounting (IFRS 17, 'Insurance Contracts'), which will have the effect of introducing fundamental changes to the statutory reporting of insurance entities that prepare accounts according to IFRS from 2021. The European Union will apply its usual process for assessing whether the standard meets the necessary criteria for endorsement. The Group is reviewing the complex requirements of this standard and considering its potential impact. The effect of changes required to the Group's accounting policies as a result of implementing the new standard is currently uncertain, but these changes can be expected to, amongst other things, alter the timing of IFRS profit recognition. The implementation of this standard is also likely to require significant enhancements to IT, actuarial and finance systems of the Group, and so will have an increase on the Group's expenses.

Any changes or modification of IFRS accounting policies may require a change in the way in which future results will be determined and/or a retrospective adjustment of reported results to ensure consistency.

The resolution of several issues affecting the financial services industry could have a negative impact on Prudential's reported results or on its relations with current and potential customers

Prudential is, and in the future may be, subject to legal and regulatory actions in the ordinary course of its business, both in the UK and internationally. Such actions may relate to the application of current regulations for example the Financial Conduct Authority's (FCA) principles and conduct of business rules or the failure to implement new regulations. These actions could involve a review of types of business sold in the past under acceptable market practices at the time, such as the requirement in the UK to provide redress to certain past purchasers of pensions and mortgage endowment policies, changes to the tax regime affecting products, and regulatory reviews on products sold and industry practices, including, in the latter case, lines of business it has closed. Current regulatory actions include the UK business's undertaking to the FCA to review annuities sold without advice after 1 July 2008 to its contract-based defined contribution pension customers. This will result in the UK business being required to provide redress to certain such customers, the ultimate amount of which remains uncertain.

Regulators may also focus on the approach that product providers use to select third party distributors and to monitor the appropriateness of sales made by them. In some cases, product providers can be held responsible for the deficiencies of third-party distributors.

In the US, there has been significant attention on the different regulatory standards applied to investment advice delivered to retail customers by different sectors of the industry. As a result of reports relating to perceptions of industry abuses, there have been numerous regulatory inquiries and proposals for legislative and regulatory reforms. This includes focus on the suitability of sales of certain products, alternative investments and the widening of the circumstances under which a person or entity providing investment advice with respect to certain employee benefit and pension plans would be considered a fiduciary (subjecting the person or entity to certain regulatory requirements, such as those adopted by the US Department of Labor (DoL). Elements of the DoL fiduciary duty rules, including the impartial conduct standards, became effective on 9 June 2017 but applicability of the remaining components of the rules has been delayed until 1 July 2019. There is a risk that new regulations introduced may have a material adverse effect on the sales of the products by Prudential and increase Prudential's exposure to legal risks.

Litigation, disputes and regulatory investigations may adversely affect Prudential's profitability and financial condition

Prudential is, and may in the future be, subject to legal actions, disputes and regulatory investigations in various contexts, including in the ordinary course of its insurance, investment management and other business operations. These legal actions, disputes and investigations may relate to aspects of Prudential's businesses and operations that are specific to Prudential, or that are common to companies that operate in Prudential's markets. Legal actions and disputes may arise under contracts, regulations (including tax) or from a course of conduct taken by Prudential, and may be class actions. Although Prudential believes that it has adequately provided in all material respects for the costs of litigation and regulatory matters, no assurance can be provided that such provisions are sufficient. Given the large or indeterminate amounts of damages sometimes sought, other sanctions that might be imposed and the inherent unpredictability of litigation and disputes, it is possible that an adverse outcome could have an adverse effect on Prudential's reputation, results of operations or cash flows.

Prudential's businesses are conducted in highly competitive environments with developing demographic trends and continued profitability depends upon management's ability to respond to these pressures and trends

The markets for financial services in the UK, US and Asia are highly competitive, with several factors affecting Prudential's ability to sell its products and continued profitability, including price and yields offered, financial strength and ratings, range of product lines and product quality, brand strength and name recognition, investment management performance, historical bonus levels, the ability to respond to developing demographic trends, customer appetite for certain savings products and technological advances. In some of its markets, Prudential faces competitors that are larger, have greater financial resources or a greater market share, offer a broader range of products or have higher bonus rates. Further, heightened competition for talented and skilled employees and agents with local experience, particularly in Asia, may limit Prudential's potential to grow its business as quickly as planned.

In Asia, the Group's principal competitors include global life insurers such as Allianz, AXA, and Manulife together with regional insurers such as AIA and Great Eastern, and multinational asset managers such as Franklin Templeton, HSBC Global Asset Management, J.P. Morgan Asset Management and Schroders. In most markets, there are also local companies that have a material market presence.

M&G Prudential's principal competitors include many of the major retail financial services companies and fund management companies including, in particular, Aviva, Janus Henderson, Jupiter, Legal & General, Schroders and Standard Life Aberdeen.

Jackson's competitors in the US include major stock and mutual insurance companies, mutual fund organisations, banks and other financial services companies such as Aegon, AIG, Allianz, AXA Financial Inc., Brighthouse, Lincoln Financial Group, MetLife and Prudential Financial.

Prudential believes competition will intensify across all regions in response to consumer demand, digital and other technological advances, the need for economies of scale and the consequential impact of consolidation, regulatory actions and other factors. Prudential's ability to generate an appropriate return depends significantly upon its capacity to anticipate and respond appropriately to these competitive pressures.

Downgrades in Prudential's financial strength and credit ratings could significantly impact its competitive position and damage its relationships with creditors or trading counterparties

Prudential's financial strength and credit ratings, which are used by the market to measure its ability to meet policyholder obligations, are an important factor affecting public confidence in Prudential's products, and as a result its competitiveness. Downgrades in Prudential's ratings as a result of, for example, decreased profitability, increased costs, increased indebtedness or other concerns could have an adverse effect on its ability to market products, retain current policyholders, and on the Group's financial flexibility. In addition, the interest rates Prudential pays on its borrowings are affected by its credit ratings, which are in place to measure the Group's ability to meet its contractual obligations.

Prudential plc's long-term senior debt is rated as A2 by Moody's, A by Standard & Poor's, and A- by Fitch. These ratings are all on a stable outlook.

Prudential plc's short-term debt is rated as P-1 by Moody's, A-1 by Standard & Poor's, and F1 by Fitch.

The Prudential Assurance Company Limited's financial strength is rated Aa3 by Moody's, A+ by Standard & Poor's, and AA- by Fitch. These ratings are all on a stable outlook.

Jackson's financial strength is rated AA- by Standard & Poor's and Fitch, A1 by Moody's, these ratings all have a stable outlook and A+ Rating Under Review with Developing Implications by AM Best.

Prudential Assurance Co. Singapore (Pte) Ltd's financial strength is rated AA- by Standard & Poor's. This rating is on a stable outlook.

All ratings above are stated as at 21 March 2018.

In addition, changes in methodologies and criteria used by rating agencies could result in downgrades that do not reflect changes in the general economic conditions or Prudential's financial condition.

Adverse experience in the operational risks inherent in Prudential's business could disrupt its business functions and have a negative impact on its results of operations

Operational risks are present in all of Prudential's businesses, including the risk (from both Prudential and its outsourcing partners) of direct or indirect loss resulting from inadequate or failed internal and external processes, systems or human error, the effects of natural or man-made catastrophic events (such as natural disasters, pandemics, cyber-attacks, acts of terrorism, civil unrest and other catastrophes) or from other external events. Exposure to such events could disrupt Prudential's systems and operations significantly, which may result in financial loss and reputational damage.

Prudential's business is dependent on processing a large number of transactions across numerous and diverse products, and it employs a large number of models, and user developed applications, some of which are complex, in its processes. The long-term nature of much of the Group's business also means that accurate records have to be maintained for significant periods. Further, Prudential operates in an extensive and evolving legal and regulated environment which adds to the operational complexity of its business processes and controls.

These factors, among others, result in significant reliance on and require significant investment in information technology (IT), compliance and other operational systems, personnel and processes.

As part of the implementation of its business strategies, Prudential has commenced a number of change initiatives to be established across the Group, some of which are interconnected and/or of large scale, that may have material financial and reputational implications if such initiatives fail (either wholly or in part) to meet their objectives and could place strain on the operational capacity of the Group. These initiatives include the combination of M&G and Prudential UK & Europe, the proposed demerger of M&G Prudential and the intended sale of part of the UK annuity portfolio. In addition, Prudential outsources several operations, including a significant part of its back office and customer-facing functions as well as a number of IT functions, resulting in reliance upon the operational processing performance of its outsourcing partners.

Although Prudential's IT, compliance and other operational systems, models and processes incorporate controls designed to manage and mitigate the operational and model risks associated with its activities, there can be no assurance that such controls will always be effective. Due to human error among other reasons, operational and model risk incidents do happen periodically and no system or process can entirely prevent them although there have not been any material events to date. Prudential's legacy and other IT systems and processes, as with operational systems and processes generally, may be susceptible to failure or security breaches.

Such events could, among other things, harm Prudential's ability to perform necessary business functions, result in the loss of confidential or proprietary data (exposing it to potential legal claims and regulatory sanctions) and damage its reputation and relationships with its customers and business partners. Similarly, any weakness in administration systems (such as those relating to policyholder records or meeting regulatory requirements) or actuarial reserving processes could have a material adverse effect on its results of operations during the effective period.

The proposed demerger of M&G Prudential carries with it execution risk and will require significant management attention

The proposed demerger of M&G Prudential (Prudential's UK business), is subject to a number of factors (including prevailing market conditions, transfer of the Hong Kong business from The Prudential Assurance Company Limited to Prudential Corporation Asia Limited and approvals from regulators and shareholders). Therefore there can be no certainty as to the timing of the demerger, or that it will be completed as proposed (or at all). Further, if the proposed demerger is completed, there can be no assurance that either Prudential plc or M&G Prudential will realise the anticipated benefits of the transaction, or that the proposed demerger will not adversely affect the trading value or liquidity of the shares of either or both of the two businesses. In addition, preparing for and implementing the proposed demerger is expected to require significant time from management, which may divert management's attention from other aspects of Prudential's business.

Attempts by third parties to access or disrupt Prudential's IT systems could result in loss of trust from Prudential's customers, reputational damage and financial loss

Prudential and its business partners are increasingly exposed to the risk that third parties may attempt to disrupt the availability, confidentiality and integrity of its IT systems, which could result in disruption to key operations, make it difficult to recover critical services, damage assets and compromise the integrity and security of data (both corporate and customer). This could result in loss of trust from Prudential's customers, reputational damage and direct or indirect financial loss. The cyber-security threat continues to evolve globally in sophistication and potential significance. Prudential's increasing market profile, growing customer interest in interacting with their insurance providers and asset managers through the internet and social media, improved brand awareness and the classification of Prudential as a G-SII could also increase the likelihood of Prudential being considered a target by cyber criminals. Further, there have been recent changes to the threat landscape and the risk from untargeted but sophisticated and automated attacks has increased. Developments in data protection worldwide (such as the EU General Data Protection Regulation that comes into force in May 2018) may also increase the financial and reputational implications for Prudential following a significant breach of its (or its third party suppliers') IT systems. To date, Prudential has not identified a failure or breach which has had a material impact in relation to its legacy and other IT systems and processes. However, it has been, and likely will continue to be, subject to potential damage from computer viruses, attempts at unauthorised access and cyber-security attacks such as 'denial of service' attacks (which, for example, can cause temporary disruption to websites and IT networks), phishing and disruptive software campaigns.

Prudential is continually enhancing its IT environment to remain secure against emerging threats, together with increasing its ability to detect system compromise and recover should such an incident occur. However, there can be no assurance that such events will not take place which may have material adverse consequential effects on Prudential's business and financial position.

The failure to understand and respond effectively to the impacts of transitional and physical risks associated with climate change could adversely affect Prudential's results of operations and its long-term strategy

Climate change poses potentially significant risks to Prudential and its customers, not only from the physical impacts of climate change, driven by specific climate-related events such as natural disasters, but also from the transition risks, associated with the shift to a low carbon economy.

The climate risk landscape continues to evolve and is moving up the agenda of many regulators, governments, non-governmental organisations and investors. For example, the Financial Stability Board (FSB's) Task Force for Climate-related Disclosures recommendations were published in 2017 to provide a voluntary framework on corporate climate-related financial disclosures following the FSB's concern that there may be systemic risk in the financial system related to climate change.

Global commitments to limit climate change were recently agreed and governmental and corporate efforts to transition to a low carbon economy in the coming decades could have an adverse impact on global investment assets. In particular, there is a risk that this transition including the related changes to technology, policies and regulations and the speed of their implementation, could result in some sectors (such as but not limited to the fossil fuel industry) facing significantly higher costs and a disorderly adjustment to their asset values. This could lead to an adverse impact on the value and the future performance of the investment assets of the Group if climate considerations are not effectively integrated into investment decisions and fiduciary and stewardship duties. Where Prudential's investment horizons are long-term, the relevant assets are potentially more exposed to the long-term impact of climate change.

Adverse experience relative to the assumptions used in pricing products and reporting business results could significantly affect Prudential's results of operations

In common with other life insurers, the profitability of the Group's businesses depends on a mix of factors including mortality and morbidity levels and trends, policy surrenders and take-up rates on guarantee features of products, investment performance and impairments, unit cost of administration and new business acquisition expenses.

Prudential needs to make assumptions about a number of factors in determining the pricing of its products, for setting reserves, and for reporting its capital levels and the results of its long-term business operations. For example, the assumption that Prudential makes about future expected levels of mortality is particularly relevant for its UK annuity business, where payments are guaranteed for at least as long as the policyholder is alive. Prudential conducts rigorous research into longevity risk, using industry data as well as its own substantial annuitant experience. As part of its pension annuity pricing and reserving policy, Prudential's UK business assumes that current rates of mortality continuously improve over time at levels based on adjusted data and informed by models from the Continuous Mortality Investigation (CMI) as published by the Institute and Faculty of Actuaries. Assumptions about future expected levels of mortality are also of relevance to the Guaranteed Minimum Withdrawal Benefit (GMWB) of Jackson's variable annuity business. If mortality improvement rates significantly exceed the improvement assumed, Prudential's results of operations could be adversely affected.

A further factor is the assumption that Prudential makes about future expected levels of the rates of early termination of products by its customers (known as persistency). This is relevant to a number of lines of business in the Group, especially for Jackson's portfolio of variable annuities. Prudential's persistency assumptions reflect a combination of recent past experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. Any expected change in future persistency is also reflected in the assumption. If actual levels of future persistency are significantly different than assumed, the Group's results of operations could be adversely affected. Furthermore, Jackson's variable annuity products are sensitive to other types of policyholder behaviour, such as the take-up of its GMWB product features.

In addition, Prudential's business may be adversely affected by epidemics and other effects that give rise to a large number of deaths or additional sickness claims. Significant influenza epidemics have occurred a number of times historically but the likelihood, timing, or the severity of future epidemics cannot be predicted. The effectiveness of external parties, including governmental and non-governmental organisations, in combating the spread and severity of any epidemics could have a material impact on the Group's loss experience.

As a holding company, Prudential is dependent upon its subsidiaries to cover operating expenses and dividend payments

The Group's insurance and investment management operations are generally conducted through direct and indirect subsidiaries, which are subject to the risks discussed elsewhere in this "Risk Factors" section.

As a holding company, Prudential's principal sources of funds are remittances from subsidiaries, shareholder-backed funds, the shareholder transfer from long-term funds and any amounts that may be raised through the issuance of equity, debt and commercial paper.

Certain of Prudential's subsidiaries are restricted by applicable insurance, foreign exchange and tax laws, rules and regulations that can limit remittances. In some circumstances, this could limit Prudential's ability to pay dividends to shareholders or to make available funds held in certain subsidiaries to cover operating expenses of other members of the Group.

Prudential operates in a number of markets through joint ventures and other arrangements with third parties, involving certain risks that Prudential does not face with respect to its consolidated subsidiaries

Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures and other similar arrangements. For such Group operations, management control is exercised in conjunction with other participants. The level of control exercisable by the Group depends on the terms of the contractual agreements, in particular, the allocation of control among, and continued cooperation between, the participants. In addition, the level of control exercisable by the Group could also be subject to changes in the maximum level of non-domestic ownership imposed on foreign companies in certain jurisdictions. Prudential may face financial, reputational and other exposure (including regulatory censure) in the event that any of its partners fails to meet its obligations under the arrangements, encounters financial difficulty, or fails to comply with local or international regulation and standards such as those pertaining to the prevention of financial crime. In addition, a significant proportion of the Group's product distribution is carried out through arrangements with third parties not controlled by Prudential and is therefore dependent upon continuation of these relationships. A temporary or permanent disruption to these distribution arrangements, such as through significant deterioration in the reputation, financial position or other circumstances of the third party or material failure in controls (such as those pertaining to the prevention of financial crime) could adversely affect the results of operations of Prudential.

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

Dividend Data

Under UK company law, Prudential may pay dividends only if it has 'distributable profits' available for that purpose. 'Distributable profits' are accumulated, realised profits not previously distributed or capitalised less accumulated, realised losses not previously written off, on the applicable GAAP basis. Even if distributable profits are available, under English law Prudential may pay dividends only if the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves (such as, for example, the share premium account) and the payment of the dividend does not reduce the amount of its net assets to less than that aggregate. For further information about the Company, please refer to the section headed Condensed Financial Information of Registrant (Schedule II).

As a holding company, Prudential is dependent upon dividends and interest from its subsidiaries to pay cash dividends. Many of its insurance subsidiaries are subject to regulations that restrict the amount of dividends that they can pay to the Company. These restrictions are discussed in more detail in note D6(a) to Prudential's consolidated financial statements and the section headed Supervision and Regulation of Prudential.

Historically, Prudential has declared an interim and a final dividend for each year (with the final dividend being paid in the year following the year to which it relates). Since 2016, Prudential makes twice-yearly interim dividend payments instead of the final and interim dividend payments (the 2015 second interim dividend being the first such second interim dividend paid). Subject to the restrictions referred to above, Prudential's directors have the discretion to determine whether to pay an interim dividend and the amount of any such interim dividend but must take into account the Company's financial position. The directors still retain the discretion to recommend payment of a final dividend, such recommendation to be approved by ordinary resolution of the shareholders. The approved amount may not exceed the amount recommended by the directors.

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

Year	First Interim Ordinary Dividend (pence)	First Interim Ordinary Dividend (US Dollars)	Final Ordinary Dividend/ Second interim Ordinary (pence)	Final Ordinary Dividend/ Second interim Ordinary (US Dollars)	Special dividend (pence)	Special dividend (US Dollars)

2013	9.73	0.1558	23.84	0.4019	—	—
2014	11.19	0.1825	25.74	0.4034	—	—
2015	12.31	0.1877	26.47	0.3842	10.00	0.1451
2016	12.93	0.1680	30.57	0.3980	—	—
2017	14.50	0.1948	32.50	—	—	—

The Board has decided to increase the full-year ordinary dividend by 8 per cent to 47.00 pence per share, reflecting our 2017 financial performance and our confidence in the future prospects of the Group. In line with this, the directors have approved a second interim ordinary dividend of 32.50 pence per share (2016: 30.57 pence per share).

The Group's dividend policy remains unchanged. The Board will maintain focus on delivering a growing ordinary dividend. In line with this policy, Prudential aims to grow the ordinary dividend by 5 per cent per annum. The potential for additional distributions will continue to be determined after taking into account the Group's financial flexibility across a broad range of financial metrics and an assessment of opportunities to generate attractive returns by investing in specific areas of the business.

Major Shareholders

The Disclosure Guidance and Transparency Rules issued by the FCA provide that a person or corporate entity that acquires an interest of 3 per cent or more in Prudential ordinary shares is required to notify Prudential of that interest. If such interest subsequently reaches, exceeds or falls below a whole percentage point, this must also be notified. Similarly, a notification is required when the interest falls below 3 per cent. At 20 March 2018 Prudential had received the following notifications:

Significant Changes in Ownership

Year	Name of Company	Date Prudential was notified	Number of Prudential shares held	% of total Voting rights attaching to issued share capital	Change in interest

2015	The Capital Group Companies Inc.	February	255,928,904	9.966	Decrease in interest

2016	The Capital Group Companies Inc.	February	260,722,745	10.135	Increase in interest

	The Capital Group Companies Inc.	October	254,501,437	9.87	Decrease in interest

2017	Norges Bank	April	129,079,401	4.99	Decrease in interest

	Norges Bank	June	103,060,503	3.99	Decrease in interest

2018	n/a	n/a	n/a	n/a	n/a

No notifications had been received in 2018 as at 20 March 2018.

Shareholder	Date advised	Percentage of share capital	Shareholding

Capital Group Companies, Inc.	25/10/2016	9.87%	254,501,437
BlackRock Inc	05/04/2012	5.08%	129,499,098
Norges Bank	30/06/2017	3.99%	103,060,503

Major shareholders of Prudential have the same voting rights per share as other shareholders. See Governance—Memorandum and Articles of Association—Voting Rights'.

As at 20 March 2018, there were 136 shareholders with a US address on Prudential's register of shareholders. These shares represented approximately 0.01 per cent of Prudential's issued ordinary share capital. As at 20 March 2018, there were 58 registered Prudential ADR holders. The shares represented by these ADRs amounted to approximately 2.27 per cent of Prudential's issued ordinary share capital.

Prudential does not know of any arrangements which may at a subsequent date result in a change of control of Prudential.

Material Contracts

Not applicable.

Exchange Controls

Other than the requirement to report certain events and transactions to HM Revenue and Customs, there are currently no UK laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange controls, or that affect the remittance of dividends or other payments to non-UK residents or to US holders of Prudential's securities, except as otherwise set forth under 'Taxation' in this section.

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

•
you hold Prudential ordinary shares or ADSs or shares held or traded in Singapore through the Central Depository (CDP) as a capital asset for tax purposes;

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

UK Stamp Duty and Stamp Duty Reserve Tax

Relevant legislation provides that, subject to certain exemptions, UK stamp duty would be payable on a transfer of, and UK stamp duty reserve tax ('SDRT') would be payable upon a transfer or issue of, Prudential ordinary shares to the depositary of Prudential ordinary shares that is responsible for issuing ADSs (the 'ADS Depositary'), or a nominee or agent of the ADS depositary, in exchange for American Depositary Receipts ('ADRs') representing ADSs. For this purpose, the current rate of stamp duty and SDRT is 1.5 per cent (rounded up, in the case of stamp duty, to the nearest £5).

However, as a result of case law, HMRC's current position is that they will not seek to levy a 1.5 per cent SDRT charge on an issue of UK shares to a person providing clearance services or issuing depositary receipts, wherever located. HMRC do not, however, agree that the relevant case law extends to transfers of shares to a person providing clearance services or issuing depositary receipts, wherever located, where that transfer is not an integral part of an issue of share capital. It is recommended that, should this charge arise, independent professional tax advice be sought without delay.

Provided that the instrument of transfer is not executed in the United Kingdom no UK stamp duty should be required to be paid on any transfer of Prudential ADRs representing ADSs. Based on Prudential's understanding of HMRC's application of the exemption from SDRT for depositary receipts a transfer of Prudential ADRs representing ADSs should not, in practice, give rise to a liability to SDRT.

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

UK stamp duty is usually paid by the purchaser. Although SDRT is generally the liability of the purchaser, any such tax payable on the transfer or issue of Prudential ordinary shares to the ADS Depositary or its nominee would be payable by the ADS Depositary as the issuer of the ADSs. In accordance with the terms of the Deposit Agreement, the ADS Depositary will recover an amount in respect of such tax from the initial holders of the ADSs. However, due to HMRC's position set out above, it is likely that no such tax will be charged in relation to an issue of Prudential ordinary shares into the ADS Depositary.

US Federal Income Tax Treatment of Distributions on Prudential Ordinary Shares or ADSs

If Prudential pays dividends, you must include those dividends in your income when you receive them. The dividends will be treated as foreign source income. You should determine the amount of your dividend income by converting pounds sterling into US dollars at the exchange rate in effect on the date of your (or the depositary's, in the case of ADSs) receipt of the dividend. Subject to certain exceptions for short-term and hedged positions, the US dollar amount of dividends received by an individual will be subject to taxation at a lower rate than ordinary income if the dividends are 'qualified dividends.' Dividends received with respect to the ordinary shares or ADSs will be qualified dividends if Prudential was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company ('PFIC'). Based on the nature of its business activities and its expectations regarding such activities in the future, and taking into account the US tax reform proposals signed into law on 22 December 2017, Prudential believes that it was not treated as a PFIC within the meaning of the Code with respect to its 2017 taxable year and does not anticipate becoming a PFIC for its 2018 taxable year.

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

US Federal Medicare Tax on Net Investment Income

A 3.8 per cent surtax will generally apply to the net investment income of individuals whose modified adjusted gross income exceeds certain threshold amounts. For 2018, these amounts are $200,000 in the case of single taxpayers, $250,000 in the case of married taxpayers filing joint returns, and $125,000 in the case of married taxpayers filing separately. Net investment income includes, among other items, dividends, interest, and net gain from the disposition of property (other than certain property held in a trade or business).

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

Hong Kong Stamp duty

Hong Kong stamp duty, currently charged at the ad valorem rate of 0.1 per cent on the higher of the consideration for or the value of the Prudential Shares, will be payable by the purchaser on a purchase and by the seller on a sale of Prudential Shares where the transfer is required to be registered in Hong Kong (ie a total of 0.2 per cent is ordinarily payable on a sale and purchase transaction involving ordinary shares). In addition, a fixed duty of HK$5.00 is currently payable on any instrument of transfer of ordinary shares.

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

  I.
  such income is subject to tax of a similar character to income tax (by whatever name called) under the law of the territory from which such income is received; and

  II.
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

All of the SEC filings made electronically by Prudential are available on the SEC website at www.sec.gov

Prudential also files reports and other documents with the London, Hong Kong and Singapore stock exchanges. This information may be viewed on the websites of each of those exchanges as well as via the UK Financial Conduct Authority's National Storage Mechanism. All reports and other documents filed with each of the exchanges are also published on Prudential's website. The contents of this website are not incorporated by reference into this Form 20-F.

Controls and Procedures

Management has evaluated, with the participation of Prudential plc's Group Chief Executive and Chief Financial Officer, the effectiveness of Prudential plc's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended ('Exchange Act')) as of 31 December 2017. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon Prudential plc's evaluation, Prudential plc's Group Chief Executive and Chief Financial Officer have concluded that as of 31 December 2017 Prudential plc's disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Prudential plc in the reports Prudential plc files and submits under the Exchange Act is recorded, processed, summarised and reported, within the time periods specified in the applicable rules and forms and that it is accumulated and communicated to Prudential plc's management, including Prudential plc's Group Chief Executive and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management has conducted, with the participation of Prudential plc's Group Chief Executive and Chief Financial Officer, an evaluation of the effectiveness of internal control over financial reporting based on the criteria set forth in '2013 Internal Control—Integrated Framework' issued by the Committee of Sponsoring Organizations of the Treadway Commission ('COSO'). Based on the assessment under these criteria, management has concluded that, as of 31 December 2017, Prudential plc's internal control over financial reporting was effective.

In addition, there have been no changes in Prudential plc's internal control over financial reporting during 2017 that have materially affected, or are reasonably likely to affect materially, Prudential plc's internal control over financial reporting.

KPMG LLP, which has audited the consolidated financial statements of Prudential plc for the year ended 31 December 2017, has also audited the effectiveness of Prudential plc's internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). KPMG LLP's report on internal control over financial reporting is shown on pages 272-273 in the Consolidated Financial Statements section.

Listing Information

Stock Exchange information

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

	Prudential Ordinary Shares		Prudential ADRs		Prudential Ordinary Shares (Hong Kong)		Prudential Ordinary Shares (Singapore)*

Year	High	Low	High	Low	High	Low	High	Low

	(pence)		(US Dollars)		(HK Dollars)		(US Dollars)
2013	1,340.0	901.5	45.0	28.6	175.0	111.0	16.0	13.1
2014	1,552.5	1,204.0	48.7	38.9	193.0	165.4	21.5	15.8
2015	1,761.5	1,046.0	52.6	40.4	205.0	156.0	25.0	21.0
2016	1,649.0	1,085.0	43.5	29.1	174.9	118.9	22.8	16.0
2017	1,933.5	1,524.0	51.2	38.2	198.8	147.9	25.0	18.9

	Prudential Ordinary Shares		Prudential ADRs		Prudential Ordinary Shares (Hong Kong)		Prudential Ordinary Shares (Singapore)*

Quarter	High	Low	High	Low	High	Low	High	Low

	(pence)		(US Dollars)		(HK Dollars)		(US Dollars)
2016
First quarter	1,519.0	1,085.0	43.5	31.3	174.9	127.0	22.8	19.5
Second quarter	1,469.5	1,096.0	42.2	29.1	163.0	118.9	18.9	16.9
Third quarter	1,448.0	1,139.0	37.9	29.6	146.0	119.2	18.1	16.8
Fourth quarter	1,649.0	1,290.0	41.9	32.5	161.9	125.5	20.8	16.0
2017
First quarter	1,801.5	1,524.0	44.2	38.2	169.8	147.9	20.8	18.9
Second quarter	1,831.5	1,612.5	46.9	41.1	182.5	158.0	23.2	21.6
Third quarter	1,889.5	1,712.5	49.7	45.1	193.7	176.0	23.6	23.0
Fourth quarter	1,933.5	1,774.5	51.2	47.1	198.8	184.0	25.0	23.8

	Prudential Ordinary Shares (UK)		Prudential ADRs		Prudential Ordinary Shares (Hong Kong)		Prudential Ordinary Shares (Singapore)*

Month	High	Low	High	Low	High	Low	High	Low

	(pence)		(US Dollars)		(HK Dollars)		(US Dollars)
September 2017	1,831.5	1,712.5	48.4	45.8	188.0	179.0	23.6	23.2
October 2017	1,893.5	1,774.5	49.9	47.1	195.0	184.0	24.0	23.8
November 2017	1,933.5	1,828.0	51.1	47.9	198.8	187.7	24.0	24.0
December 2017	1,907.0	1,782.5	51.2	48.1	197.1	188.7	25.0	24.1
January 2018	1,992.5	1,868.5	55.4	50.7	216.0	198.0	27.6	25.6
February 2018	1,935.0	1,747.5	54.5	48.1	212.0	188.9	27.3	27.0

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

No reimbursements were made in 2017.

Fees or charges payable by ADR holders

The ADR holders of Prudential are required to pay the following fees to the ADR Depositary for general depositary services:

Category	ADR Depositary actions	Associated fee or charge

Depositing or surrendering the underlying shares	Each person to whom ADRs are delivered against deposits of shares, and each person surrendering ADRs for withdrawal of deposited securities	Up to US$5.00 for each 100 ADRs (or portion thereof) evidenced by the ADRs delivered or surrendered

Cable fee	Cable fee for delivery of underlying shares in the home market on the back of a cancellation	US$25 for each delivery

Currency charges	Charges incurred by the ADR Depositary in the conversion of foreign currency into US Dollars	Amount paid by the ADR Depositary, and such charges are reimbursable out of such foreign currency

Purchases of Equity Securities by Prudential plc and Affiliated Purchasers

The following table sets forth information with respect to purchases made by or on behalf of Prudential or any 'affiliated purchasers' (as that term is defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended) of Prudential's ordinary shares or American depositary shares for the year ended 31 December 2017.

Period	Total Number of Shares Purchased(1)	Average Price Paid Per Share	Total Number of Shares Purchased at Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under Plans or Programs

		(£)
1 January–31 January	62,388	15.86	N/A	N/A
1 February–28 February	65,706	16.02	—	—
1 March–31 March	70,139	16.54	—	—
1 April–30 April	3,090,167	16.62	—	—
1 May–31 May	55,744	17.57	—	—
1 June–30 June	182,780	17.89	—	—
1 July–31 July	51,984	17.84	—	—
1 August–31 August	55,857	18.36	—	—
1 September–30 September	51,226	17.81	—	—
1 October–31 October	136,563	18.19	—	—
1 November–30 November	53,951	18.39	—	—
1 December–31 December	53,519	18.42	—	—

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

Principal Accountant Fees and Services

Total fees payable to KPMG for the fiscal years ended 31 December are set out below:

	2017	2016 £m

	£m	£m
Fees payable to the Company's auditor for the audit of the Company's annual accounts	2.1	2.0
Fees payable to the Company's auditor and its associates for other services:
Audit of subsidiaries pursuant to legislation	8.3	7.5
Audit-related assurance services	4.3	3.9
Tax compliance services	—	0.1
Other assurance services	1.5	2.1
Services relating to corporate finance transactions	0.4	—
All other services	0.7	0.6

Total	17.3	16.2

In addition, there were fees incurred by pension schemes of £0.1 million (2016: £0.1 million) for audit services and £nil million (2016: 0.1) for other assurance services.

2017

Fees of £2.1 million for the audit of Prudential's annual accounts comprised statutory audit fees of £0.9 million, US reporting audit fees of £0.5 million and EEV reporting audit fees of £0.7 million. Fees of £8.3 million for audit of subsidiaries pursuant to legislation mainly related to the audit of local and statutory accounts and to statutory audit work in connection with the submission of results to be consolidated in Prudential's annual accounts.

Fees of £4.3 million for audit related assurance services supplied comprised interim and regulatory reporting, controls reporting and other similar work.

Fees of £1.5 million for all other assurance services included £0.8 million in connection with Solvency II reporting and disclosures and £0.7 million for other services.

2016

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

Limitations on Enforcement of US Laws Against Prudential, Its Directors, Management and Others

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

Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Prudential plc:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Prudential plc ("the Company") and its subsidiaries (collectively, "the Group") as at 31 December 2017 and 2016 and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended 31 December 2017 including the related notes and the disclosures marked "audited" within the Group Risk Framework section on pages 100 to 119 of the 2017 Form 20-F of the Group and the condensed financial statement Schedule II (collectively the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of 31 December 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as at 31 December 2017 and 2016 and the results of its operations and its cash flows for each of the years in the three-year period ended 31 December 2017, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

Basis for Opinion

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting within the Controls and Procedures section of the 2017 Form 20-F of the Group. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ KPMG LLP
KPMG LLP
We have served as the Company's auditor since 1999.
London, United Kingdom 22 March 2018

Prudential plc and subsidiaries

Consolidated income statements

Years ended 31 December

	Note	2017	2016	2015

		£m	£m	£m
Gross premiums earned		44,005	38,981	36,663
Outward reinsurance premiums		(2,062)	(2,020)	(1,157)

Earned premiums, net of reinsurance	B1.4	41,943	36,961	35,506
Investment return	B1.4	42,189	32,511	3,304
Other income	B1.4	2,430	2,370	2,495

Total revenue, net of reinsurance	B1.4	86,562	71,842	41,305

Benefits and claims		(71,854)	(60,948)	(30,547)
Outward reinsurers' share of benefit and claims		2,193	2,412	1,389
Movement in unallocated surplus of with-profits funds		(2,871)	(830)	(498)

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	B1.4	(72,532)	(59,366)	(29,656)
Acquisition costs and other expenditure	B2	(10,165)	(8,848)	(8,208)
Finance costs: interest on core structural borrowings of shareholder-financed operations		(425)	(360)	(312)
Disposal of Korea life business:	D1
Cumulative exchange gain recycled from other comprehensive income		61	—	—
Remeasurement adjustments		5	(238)	—
Gain on disposal of other businesses	D1	162	—	—
Disposal of Japan life business—cumulative exchange loss recycled from other comprehensive income		—	—	(46)

Total charges, net of reinsurance and gain (loss) on disposal of businesses	B1.4	(82,894)	(68,812)	(38,222)

Share of profits from joint ventures and associates, net of related tax	D6	302	182	238

Profit before tax (being tax attributable to shareholders' and policyholders' returns)*		3,970	3,212	3,321
Less tax charge attributable to policyholders' returns		(674)	(937)	(173)

Profit before tax attributable to shareholders	B1.1	3,296	2,275	3,148

Total tax charge attributable to policyholders and shareholders	B4	(1,580)	(1,291)	(742)
Adjustment to remove tax charge attributable to policyholders' returns		674	937	173

Tax charge attributable to shareholders' returns	B4	(906)	(354)	(569)

Profit for the year		2,390	1,921	2,579

Attributable to:
Equity holders of the Company		2,389	1,921	2,579
Non-controlling interests		1	—	—

Profit for the year		2,390	1,921	2,579

Earnings per share (in pence)		2017	2016	2015

Based on profit attributable to the equity holders of the Company:	B5
Basic		93.1p	75.0p	101.0p
Diluted		93.0p	75.0p	100.9p

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

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Consolidated statements of comprehensive income

Years ended 31 December

Year ended 31 December	Note		2017	2016	2015

			£m	£m	£m
Profit for the year			2,390	1,921	2,579
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss
Exchange movements on foreign operations and net investment hedges:
Exchange movements arising during the year	A1		(404)	1,148	68
Cumulative exchange gain of sold Korea life business recycled through profit or loss			(61)	—	—
Cumulative exchange loss of sold Japan life business recycled through profit or loss			—	—	46
Related tax			(5)	13	4

			(470)	1,161	118

Net unrealised valuation movements on securities of US insurance operations classified as available-for-sale:
Net unrealised holding gains (losses) arising during the year			591	241	(1,256)
Net gains (losses) included in the income statement on disposal and impairment			26	(269)	(49)

Total	C3.2	(c)	617	(28)	(1,305)

Related change in amortisation of deferred acquisition costs	C5	(b)	(76)	76	337
Related tax	C8		(55)	(17)	339

			486	31	(629)

Total			16	1,192	(511)

Items that will not be reclassified to profit or loss
Shareholders' share of actuarial gains and losses on defined benefit pension schemes:
Gross			104	(107)	27
Related tax			(15)	14	(5)

			89	(93)	22

Other comprehensive income (loss) for the year, net of related tax			105	1,099	(489)

Total comprehensive income for the year			2,495	3,020	2,090

Attributable to:
Equity holders of the Company			2,494	3,020	2,090
Non-controlling interests			1	—	—

Total comprehensive income for the year			2,495	3,020	2,090

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Consolidated statement of changes in equity

	Year ended 31 December 2017

	Note	Share capital note C10	Share premium note C10	Retained earnings	Translation reserve	Available- for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity

		£m	£m	£m	£m	£m	£m	£m	£m
Reserves
Profit for the year		—	—	2,389	—	—	2,389	1	2,390
Other comprehensive income:
Exchange movements on foreign operations and net investment hedges, net of related tax		—	—	—	(470)	—	(470)	—	(470)
Net unrealised valuation movements, net of related change in amortisation of deferred acquisition costs and related tax		—	—	—	—	486	486	—	486
Shareholders' share of actuarial gains and losses on defined benefit pension schemes, net of related tax		—	—	89	—	—	89	—	89

Total other comprehensive income (loss)		—	—	89	(470)	486	105	—	105

Total comprehensive income for the year		—	—	2,478	(470)	486	2,494	1	2,495
Dividends	B6	—	—	(1,159)	—	—	(1,159)	—	(1,159)
Reserve movements in respect of share-based payments		—	—	89	—	—	89	—	89
Change in non-controlling interests*							—	5	5
Share capital and share premium
New share capital subscribed	C10	—	21	—	—	—	21	—	21
Treasury shares
Movement in own shares in respect of share-based payment plans		—	—	(15)	—	—	(15)	—	(15)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS				(9)		—	(9)	—	(9)

Net increase (decrease) in equity		—	21	1,384	(470)	486	1,421	6	1,427
At beginning of year		129	1,927	10,942	1,310	358	14,666	1	14,667

At end of year		129	1,948	12,326	840	844	16,087	7	16,094

*
Arising from the acquisition of the majority stake in Zenith Life of Nigeria in 2017.

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Consolidated statement of changes in equity (Continued)

	Year ended 31 December 2016

	Note	Share capital note C10	Share premium note C10	Retained earnings	Translation reserve	Available- for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity

		£m	£m	£m	£m	£m	£m	£m	£m
Reserves
Profit for the year		—	—	1,921	—	—	1,921	—	1,921
Other comprehensive income:
Exchange movements on foreign operations and net investment hedges, net of related tax		—	—	—	1,161	—	1,161	—	1,161
Net unrealised valuation movements, net of related change in amortisation of deferred acquisition costs and related tax		—	—	—	—	31	31	—	31
Shareholders' share of actuarial gains and losses on defined benefit pension schemes, net of related tax		—	—	(93)	—	—	(93)	—	(93)

Total other comprehensive income (loss)		—	—	(93)	1,161	31	1,099	—	1,099

Total comprehensive income for the year		—	—	1,828	1,161	31	3,020	—	3,020
Dividends	B6	—	—	(1,267)	—	—	(1,267)	—	(1,267)
Reserve movements in respect of share-based payments		—	—	(51)	—	—	(51)	—	(51)
Share capital and share premium
New share capital subscribed	C10	1	12	—	—	—	13	—	13
Treasury shares
Movement in own shares in respect of share-based payment plans		—	—	2	—	—	2	—	2
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		—	—	(6)	—	—	(6)	—	(6)

Net increase in equity		1	12	506	1,161	31	1,711	—	1,711
At beginning of year		128	1,915	10,436	149	327	12,955	1	12,956

At end of year		129	1,927	10,942	1,310	358	14,666	1	14,667

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Consolidated statement of changes in equity (Continued)

	Year ended 31 December 2015

	Note	Share capital note C10	Share premium note C10	Retained earnings	Translation reserve	Available- for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity

		£m	£m	£m	£m	£m	£m	£m	£m
Reserves
Profit for the year		—	—	2,579	—	—	2,579	—	2,579
Other comprehensive income:
Exchange movements on foreign operations and net investment hedges, net of related tax		—	—	—	118	—	118	—	118
Net unrealised valuation movements, net of related change in amortisation of deferred acquisition costs and related tax		—	—	—	—	(629)	(629)	—	(629)
Shareholders' share of actuarial gains and losses on defined benefit pension schemes, net of tax		—	—	22	—	—	22	—	22

Total other comprehensive (loss) income		—	—	22	118	(629)	(489)	—	(489)

Total comprehensive income for the year		—	—	2,601	118	(629)	2,090	—	2,090
Dividends	B6	—	—	(974)	—	—	(974)	—	(974)
Reserve movements in respect of share-based payments		—	—	39	—	—	39	—	39
Share capital and share premium
New share capital subscribed	C10	—	7	—	—	—	7	—	7
Treasury shares
Movement in own shares in respect of share-based payment plans		—	—	(38)	—	—	(38)	—	(38)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		—	—	20	—	—	20	—	20

Net increase in equity		—	7	1,648	118	(629)	1,144	—	1,144
At beginning of year		128	1,908	8,788	31	956	11,811	1	11,812

At end of year		128	1,915	10,436	149	327	12,955	1	12,956

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Consolidated statements of financial position

31 December	Note	2017	2016

		£m	£m
Assets
Goodwill	C5(a)	1,482	1,628
Deferred acquisition costs and other intangible assets	C5(b)	11,011	10,807
Property, plant and equipment	C13	789	743
Reinsurers' share of insurance contract liabilities	C4.1(a)(iv)	9,673	10,051
Deferred tax assets	C8.1	2,627	4,315
Current tax recoverable	C8.2	613	440
Accrued investment income	C1	2,676	3,153
Other debtors	C1	2,963	3,019
Investment properties	C14	16,497	14,646
Investment in joint ventures and associates accounted for using the equity method	D6	1,416	1,273
Loans	C3.3	17,042	15,173
Equity securities and portfolio holdings in unit trusts		223,391	198,552
Debt securities	C3.2	171,374	170,458
Derivative assets	C3.4	4,801	3,936
Other investments		5,622	5,465
Deposits		11,236	12,185
Assets held for sale		38	4,589
Cash and cash equivalents		10,690	10,065

Total assets	C1	493,941	470,498

Equity
Shareholders' equity		16,087	14,666
Non-controlling interests		7	1

Total equity		16,094	14,667

Liabilities
Insurance contract liabilities	C4.1	328,172	316,436
Investment contract liabilities with discretionary participation features	C4.1	62,677	52,837
Investment contract liabilities without discretionary participation features	C4.1	20,394	19,723
Unallocated surplus of with-profits funds	C4.1	16,951	14,317
Core structural borrowings of shareholder-financed operations	C6.1	6,280	6,798
Operational borrowings attributable to shareholder-financed operations	C6.2	1,791	2,317
Borrowings attributable to with-profits operations	C6.2	3,716	1,349
Obligations under funding, securities lending and sale and repurchase agreements		5,662	5,031
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		8,889	8,687
Deferred tax liabilities	C8.1	4,715	5,370
Current tax liabilities	C8.2	537	649
Accruals, deferred income and other liabilities		14,185	13,825
Provisions	C11	1,123	947
Derivative liabilities	C3.4	2,755	3,252
Liabilities held for sale		—	4,293

Total liabilities	C1	477,847	455,831

Total equity and liabilities		493,941	470,498

Included within equity securities and portfolio holdings in unit trusts, debt securities and other investments are £8,232 million (2016: £8,545 million) of lent securities and assets subject to repurchase agreements.

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Consolidated statements of cash flows

Year ended 31 December	Note	2017	2016	2015

		£m	£m	£m
Cash flows from operating activities
Profit before tax (being tax attributable to shareholders' and policyholders' returns)note(i)		3,970	3,212	3,321
Non-cash movements in operating assets and liabilities reflected in profit before tax:
Investments		(49,771)	(37,824)	(6,814)
Other non-investment and non-cash assets		(968)	(2,490)	(1,063)
Policyholder liabilities (including unallocated surplus)		44,877	31,135	6,067
Other liabilities (including operational borrowings)		3,360	7,861	1,761
Interest income and expense and dividend income included in result before tax		(8,994)	(9,749)	(8,726)
Other non-cash items		549	834	234
Operating cash items:
Interest receipts		6,900	7,886	7,316
Dividend receipts		2,612	2,286	1,777
Tax paidnote(iv)		(915)	(950)	(1,340)

Net cash flows from operating activities		1,620	2,201	2,533

Cash flows from investing activities
Purchases of property, plant and equipment	C13	(134)	(348)	(256)
Proceeds from disposal of property, plant and equipment		—	102	30
Acquisition of subsidiaries and intangiblesnote(v)		(351)	(303)	(286)
Sale of businessesnote(v)		1,301	—	43

Net cash flows from investing activities		816	(549)	(469)

Cash flows from financing activities
Structural borrowings of the Group:
Shareholder-financed operations:note(ii)	C6.1
Issue of subordinated debt, net of costs		565	1,227	590
Redemption of subordinated debt		(751)	—	—
Interest paid		(369)	(335)	(288)
With-profits operations:note(iii)	C6.2
Interest paid		(9)	(9)	(9)
Equity capital:
Issues of ordinary share capital		21	13	7
Dividends paid		(1,159)	(1,267)	(974)

Net cash flows from financing activities		(1,702)	(371)	(674)

Net increase in cash and cash equivalents		734	1,281	1,390
Cash and cash equivalents at beginning of year		10,065	7,782	6,409
Effect of exchange rate changes on cash and cash equivalents		(109)	1,002	(17)

Cash and cash equivalents at end of year		10,690	10,065	7,782

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

Prudential plc and subsidiaries

Consolidated statements of cash flows (Continued)

  The changes in the carrying value of the structural borrowings of shareholder-financed operations during 2017 are analysed as follows:

	Cash movements			Non-cash movements
	Balance at 1 Jan 2017	Issue of debt	Redemption of debt	Foreign exchange movement	Other movements	Balance at 31 Dec 2017

	£m	£m	£m	£m	£m	£m
Structural borrowings of shareholder-financed operations	6,798	565	(751)	(341)	9	6,280

(iii)
Interest paid on structural borrowings of with-profits operations relate solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds, which contribute to the solvency base of the Scottish Amicable Insurance Fund (SAIF), a ring-fenced sub-fund of the PAC with-profits fund. There is no change in respect of the carrying value of the £100 million structural borrowings of the with-profits operations during 2017. Cash flows in respect of other borrowings of with-profits funds, which principally relate to consolidated investment funds, are included within cash flows from operating activities.
(iv)
Tax paid includes £298 million (2016: £226 million; 2015: £229 million) paid on profits taxable at policyholder rather than shareholder rates.
(v)
Net cash flows for corporate transactions are for distribution rights and acquisition and disposal of businesses (including private equity and other subsidiaries acquired by with-profits funds for investment purposes).

The accompanying notes are an integral part of these financial statements

NOTES ON THE GROUP IFRS FINANCIAL STATEMENTS

Notes to Primary Statements

Prudential plc and subsidiaries

Notes to the consolidated financial statements

31 December 2017

A Background and critical accounting policies

A1 Basis of preparation and exchange rates

Prudential plc (the Company) together with its subsidiaries (collectively, the Group or Prudential) is an international financial services group. The Group has operations in Asia, the US, UK and Europe and Africa. Prudential offers a wide range of retail financial products and services and asset management services throughout these territories. The retail financial products and services primarily include life insurance, pensions and annuities as well as collective investment schemes.

Basis of preparation

These statements have been prepared in accordance with IFRS Standards as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU) as required by EU law (IAS Regulation EC1606/2032). EU-endorsed IFRS Standards may differ from IFRS Standards issued by the IASB if, at any point in time, new or amended IFRS Standards have not been endorsed by the EU. At 31 December 2017, there were no unendorsed standards effective for the three years ended 31 December 2017 which impact the consolidated financial information of the Group. There were no differences between IFRS Standards endorsed by the EU and IFRS Standards issued by the IASB in terms of their application to the Group. These statements have been prepared on a going concern basis.

The Group IFRS accounting policies are the same as those applied for the year ended 31 December 2016 with the exception of the adoption of the new and amended accounting standards as described in note A2.

Exchange rates

The exchange rates applied for balances and transactions in currency other than the presentational currency of the Group, pounds sterling (GBP) were:

	Closing rate at 31 Dec 2017	Average rate for 2017	Closing rate at 31 Dec 2016	Average rate for 2016	Closing rate at 31 Dec 2015	Average rate for 2015	Opening rate at 1 Jan 2015

Local currency: £
Hong Kong	10.57	10.04	9.58	10.52	11.42	11.85	12.09
Indonesia	18,353.44	17,249.38	16,647.30	18,026.11	20,317.71	20,476.93	19,311.31
Malaysia	5.47	5.54	5.54	5.61	6.33	5.97	5.45
Singapore	1.81	1.78	1.79	1.87	2.09	2.10	2.07
China	8.81	8.71	8.59	8.99	9.57	9.61	9.67
India	86.34	83.90	83.86	91.02	97.51	98.08	98.42
Vietnam	30,719.60	29,279.71	28,136.99	30,292.79	33,140.64	33,509.21	33,348.46
Thailand	44.09	43.71	44.25	47.80	53.04	52.38	51.30
US	1.35	1.29	1.24	1.35	1.47	1.53	1.56

The exchange movement arising during 2017 recognised in other comprehensive income is:

	2017	2016	2015

	£m	£m	£m
Asia operations*†	(295)	785	(5)
US operations	(477)	853	238
Unallocated to a segment (other funds)**	307	(490)	(119)

	(465)	1,148	114

*
2017 included the recycling of the cumulative exchange gain of the sold Korea life business of £61 million to the income statement.
**
The exchange rate movement unallocated to a segment mainly reflects the translation of currency borrowings, issued by group holding companies, that have been designated as a net investment hedge against the currency risk of the Group's investment in Jackson.
†
2015 included the cumulative exchange loss of the Japan life business of £46 million.

The consolidated financial statements do not represent Prudential's statutory accounts for the purposes of the UK Companies Act. These financial statements are based on the prescribed formats. The Group's external auditors have reported on the 2017, 2016 and 2015 statutory accounts. Statutory accounts for 2016 and 2015 have been delivered to the UK Registrar of Companies and those for 2017 will be delivered following the Company's Annual General Meeting. The auditor's reports were (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under Section 498(2) or (3) of the UK Companies Act 2006.

A2 New accounting pronouncements in 2017

The IASB has issued the following new accounting pronouncements to be effective for 1 January 2017:

–
Disclosure Initiative (Amendments to IAS 7, 'Statement of Cash Flows');

–
Recognition of deferred tax assets for unrealised losses (Amendments to IAS 12, 'Income Taxes'); and

–
Annual improvements to IFRSs 2014 - 2016 cycle.

Other than the additional disclosure of the changes in structural borrowings during the year in the statement of cash flows, these pronouncements have no effect on these financial statements.

A3 Accounting policies

A3.1  Critical accounting policies, estimates and judgements

This note presents the critical accounting policies, accounting estimates and judgements applied in preparing the Group's consolidated financial statements. Other significant accounting policies are presented in note E1. All accounting policies are applied consistently for all years presented and normally are not subject to changes unless new accounting standards, interpretations or amendments are introduced by the IASB.

The preparation of these financial statements requires Prudential to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Prudential evaluates its estimates, including those related to long-term business provisioning and the fair value of assets. Below are set out those critical accounting policies the application of which requires the Group to make critical estimates and judgements. Also set out are further critical accounting policies affecting the presentation of the Group's results and other items that require the application of critical estimates and judgements.

(a)   Critical accounting policies with linked critical estimates and judgements

Classification of insurance and investment contracts

IFRS 4 requires contracts written by insurers to be classified as either 'insurance' contracts or 'investment' contracts. The classification of the contract determines its accounting. Judgement is applied in considering whether the material features of a contract gives rise to the transfer of significant insurance risk.	Contracts that transfer significant insurance risk to the Group are classified as insurance contracts. This judgement is made at the point of contract inception and is not revisited. For the majority of the Group's contracts classification is based on a readily identifiable scenario that demonstrates a significant difference in cash flows if the covered event occurs (as opposed to does not occur) reducing the level of judgement involved. Contracts that transfer financial risk to the Group but not significant insurance risk are classified as investment contracts. Furthermore, some contracts, both insurance and investment, contain discretionary participating features representing the contractual right to receive additional benefits as a supplement to guaranteed benefits that (a) are likely to be a significant portion of the total contract benefits; (b) have amount or timing contractually at the discretion of the insurer; and (c) are contractually based on asset or fund performance, as discussed in IFRS 4. Insurance contracts and investment contracts with discretionary participation features are accounted for under IFRS 4. Investment contracts without such discretionary participation features are accounted for as financial instruments under IAS 39.

Impacts £436 billion of reported liabilities, requiring classification.	Insurance business units	Insurance contracts and investment contracts with discretionary participation features	Investment contracts without discretionary participation features

	Asia	– With-profits contracts – Non-participating term contracts	– Minor amounts for a number of small categories of business
– Whole life contracts
– Unit-linked policies
– Accident and health policies

	US	– Variable annuity contracts – Fixed annuity contracts – Life insurance contracts	– Guaranteed investment contracts (GICs) – Minor amounts of 'annuity certain' contracts

	UK and Europe	– With-profits contracts – Bulk and individual annuity business	– Certain unit-linked savings and similar contracts
– Non-participating term contracts

Measurement of policyholder liabilities and unallocated surplus of with-profits

Due to their significance to the Group's business, the measurement of policyholder liabilities and unallocated surplus of with-profits is a critical accounting policy.

The measurement basis of policyholder liabilities is dependent upon the classification of the contracts under IFRS 4 described above.

Impacts £436 billion of liabilities

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

FRS 27 and the ABI SORP were withdrawn in the UK for the accounting periods beginning in or after 2015. As used in these consolidated financial statements, the terms 'FRS 27' and the 'ABI SORP' refer to the requirements of these pronouncements prior to their withdrawal.

For investment contracts that do not contain discretionary participating features, IAS 39 is applied and, where the contract includes an investment management element, IAS 18, 'Revenue', applies.

The policies applied in each business unit are noted below. When measuring policyholder contract liabilities a number of assumptions are applied to estimate future amounts due to or from the policyholder. The nature of assumption varies by product and among the most significant are assumed rates of policyholders' mortality, particularly in respect of annuities sold in the UK, and policyholder behaviour, particularly in the US. Additional details of valuation methodologies and assumptions applied for material product types are discussed in note C4.2.

Measurement of insurance contract liabilities and investment contracts liabilities with discretionary participation features.
Asia insurance operations

The policyholder liabilities for businesses in Asia are generally determined in accordance with methods prescribed by local GAAP adjusted to comply, where necessary, with the modified statutory basis. Refinements to the local reserving methodology are generally treated as changes in estimates, dependent on their nature. In some operations, Taiwan and India, US GAAP principles are applied.

While the basis of valuation of liabilities in this business is in accordance with the requirements of the ABI SORP, it may differ from that determined on the modified statutory basis for UK and Europe insurance operations with the same features.

Measurement of policyholder liabilities and unallocated surplus of with-profits

US insurance operations

The policyholder liabilities for Jackson's conventional protection-type policies are determined under US GAAP principles with locked in assumptions for mortality, interest, policy lapses and expenses along with provisions for adverse deviations. For other policies, the policyholder liabilities include the policyholder account balance.

For those investment contracts in the US with fixed and guaranteed terms, the Group uses the amortised cost model to measure the liability. The US has no investment contracts with discretionary participation features.

The sensitivity of US insurance operations to variations in key estimates and assumptions, including policyholder behaviour, is discussed in note C7.3.

UK and Europe insurance operations

The UK regulated with-profits funds' liabilities are the realistic basis liabilities in accordance with FRS 27. The realistic basis requires the value of liabilities to be calculated as:

–

A with-profits benefits reserve; plus

–

Future policy-related liabilities; plus

–

The realistic current liabilities of the fund.

The with-profits benefits reserve is primarily based on the retrospective calculation of accumulated asset shares but is adjusted to reflect future policyholder benefits and other charges and expenses. Asset shares broadly reflect the policyholders' share of the with-profits fund assets attributable to their policies.

The future policy-related liabilities must include a market consistent valuation of costs of guarantees, options and smoothing, less any related charges, and this amount is determined using either a stochastic approach, hedging costs or a series of deterministic projections with attributed probabilities.

The shareholders' share of future costs of bonuses is included within the liabilities for unallocated surplus. Shareholders' share of profit is recognised in line with the distribution of bonuses to policyholders.

For the purposes of local regulations, segregated accounts are established for linked business for which policyholder benefits are wholly or partly determined by reference to specific investments or to an investment-related index.

Measurement of policyholder liabilities and unallocated surplus of with-profits

The interest rates used in establishing policyholder benefit provisions for pension annuities in the course of payment are adjusted each year. Mortality rates used in establishing policyholder benefits are based on published mortality tables adjusted to reflect actual experience.

The sensitivity of UK and Europe insurance operations to variations in key estimates and assumptions, including annuitant mortality, is discussed in note C7.4.

Measurement of investment contracts without discretionary participation features liabilities.
Investment contracts without discretionary participation features are measured in accordance with IAS 39 to reflect the deposit nature of the arrangement, with premiums and claims reflected as deposits and withdrawals and taken directly to the statement of financial position as movements in the financial liability balance.

Incremental, directly attributable acquisition costs relating to the investment management element of these contracts are capitalised and amortised in line with the related revenue. If the contracts involve up-front charges, this income is also deferred and amortised through the income statement in line with contractual service provision in accordance with IAS 18.

Investment contracts without fixed and guaranteed terms are classified as financial instruments and designated as fair value through profit or loss because the resulting liabilities are managed and their performance is evaluated on a fair value basis. Where the contract includes a surrender option its carrying value is subject to a minimum carrying value equal to its surrender value.

Other investment contracts are measured at amortised cost.

Measurement of policyholder liabilities and unallocated surplus of with-profits

Measurement of unallocated surplus of with-profits funds.
Represents the excess of assets over policyholder liabilities that are determined in accordance with the Group's accounting policies and are based on local GAAP for the Group's with-profits funds in the UK, Hong Kong and Malaysia that have yet to be appropriated between policyholders and shareholders. The unallocated surplus is recorded wholly as a liability with no allocation to equity. The annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders, is transferred to (from) the unallocated surplus each year through a charge (credit) to the income statement. The balance retained in the unallocated surplus represents cumulative income arising on the with-profits business that has not been allocated to policyholders or shareholders. The balance of the unallocated surplus is determined after full provision for deferred tax on unrealised appreciation on investments.
Liability adequacy test.
The Group performs adequacy testing on its insurance liabilities to ensure that the carrying amounts (net of related deferred acquisition costs) and, where relevant, present value of acquired in-force business is sufficient to cover current estimates of future cash flows. Any deficiency is immediately charged to the income statement.

Jackson's liabilities for insurance contracts, which include those for separate accounts (reflecting separate account assets), policyholder account values and guarantees measured as described in note C4.2 and the associated deferred acquisition cost asset are measured under US GAAP and liability adequacy testing is performed in this context. Under US GAAP, most of Jackson's products are accounted for under Accounting Standards Codification Topic 944, Financial Services—Insurance of the Financial Accounting Standards Board (ASC 944) whereby deferred acquisition costs are amortised in line with expected gross profits. Recoverability of the deferred acquisition costs in the balance sheet is tested against the projected value of future profits using current estimates and therefore no additional liability adequacy test is required by IFRS 4. The DAC recoverability test is performed in line with US GAAP requirements which in practice is at a grouped level of those contracts managed together.

(b)   Further critical accounting policies

Measurement and presentation of derivatives and debt securities of US insurance operations

Jackson holds a number of derivative instruments and debt securities. The selection of the accounting approach for these items significantly affects the volatility of IFRS profit before tax.	Jackson enters into derivative instruments to mitigate economic exposures. The Group has considered whether it is appropriate to undertake the necessary operational changes to qualify for hedge accounting so as to achieve matching of value movements in hedging instruments and hedged items in the performance statements. The key factors considered in this assessment were the complexity of asset and liability matching in Jackson's product range and the difficulty and cost of applying the macro hedge provisions under IAS 39 (which are more suited to banking arrangements) to Jackson's derivative book.
£18,533 million of US income statement investment return arises from such derivatives and debt securities.
The Group has decided that, except for occasional circumstances, applying hedge accounting using IAS 39 to derivative instruments held by Jackson would not improve the relevance or reliability of the financial statements to such an extent that would justify the difficulty and cost of applying these provisions. As a result of this decision, the total income statement results are more volatile as the movements in the fair value of Jackson's derivatives are reflected within it. This volatility is reflected in the level of short-term fluctuations in investment returns, as shown in notes B1.1 and B1.2.

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

Presentation of results before tax

Profit before tax is a significant IFRS income statement item. The Group has chosen to present a measure of profit before tax attributable to shareholders which distinguishes between tax attributable to policyholders and unallocated surplus and tax borne by shareholders, to support understanding of the performance of the Group.	The total tax charge for the Group reflects tax that, in addition to relating to shareholders' profits, is also attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies. Further detail is provided in note B4. Reported profit before the total tax charge is not representative of pre-tax profits attributable to shareholders. Accordingly, in order to provide a measure of pre-tax profits attributable to shareholders the Group has chosen to adopt an income statement presentation of the tax charge and pre-tax results that distinguishes between policyholder and shareholder components.
Profit before tax attributable to shareholders is £3,296 million and compares to profit before tax of £3,970 million.

Segmental analysis of results and earnings attributable to shareholders

The Group uses operating profit based on longer-term investment returns as the segmental measure of its results. Total segmental operating profit is £5,577 million and is shown in note B1.2.	The basis of calculation of operating profit is disclosed in note B1.3.

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

Short-term fluctuations in investment returns on assets held by with-profits funds in the UK, Hong Kong, Malaysia and Singapore, do not affect directly reported shareholder results. This is because (i) the unallocated surplus of with-profits funds is accounted for as a liability and (ii) excess or deficits of income and expenditure of the funds over the required surplus for distribution are transferred to or from policyholder liabilities (including the unallocated surplus).

(c)   Further critical estimates or judgements

Deferred acquisition costs for insurance contracts

The Group applies judgement in determining qualifying costs that should be capitalised (ie those costs of acquiring new insurance business that meet the criteria under the Group's accounting policy for deferred acquisition costs). It makes estimates in projecting future profits/margins to assess whether adjustments to the carrying value or amortisation profile of deferred acquisition cost assets are necessary.	Except for acquisition costs of with-profits contracts of the UK regulated with-profits funds, which are accounted for under FRS 27, costs of acquiring new insurance business are accounted for in a way that is consistent with the principles of the ABI SORP with deferral and amortisation against margins in future revenues on the related insurance policies. In general, this deferral is shown by an explicit carrying value in the balance sheet. However, in some Asia operations the deferral is implicit through the reserving methodology. The recoverability of the deferred acquisition costs is measured and is deemed impaired if the projected margins (which are estimated based on a number of assumptions similar to those underlying policyholder liabilities) are less than the carrying value. To the extent that the future margins differ from those anticipated, then an adjustment to the carrying value will be necessary.

Asia insurance operations
£9.2 billion of deferred acquisition costs as per note C5(b).	For those business units applying US GAAP to insurance assets and liabilities, as permitted by the ABI SORP, principles similar to those set out in the US insurance operations paragraph below are applied to the deferral and amortisation of acquisition costs. For other territories in Asia, the general principles of the ABI SORP are applied with, as described above, deferral of acquisition costs being either explicit or implicit through the reserving basis.

Deferred acquisition costs for insurance contracts

US insurance operations
The most material estimates and assumptions applied in the measurement and amortisation of deferred acquisition cost balances relate to the US insurance operations.

The Group's US insurance operations apply FAS ASU 2010-26 on 'Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts' and capitalise only those incremental costs directly relating to successfully acquiring a contract.

For term business, acquisition costs are deferred and amortised in line with expected premiums. For annuity and interest-sensitive life business, acquisition costs are deferred and amortised in line with expected gross profits on the relevant contracts. For fixed and fixed index annuity and interest-sensitive life business, the key assumption is the long-term spread between the earned rate on investments and the rate credited to policyholders, which is based on an annual spread analysis. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of Jackson's actual experience, industry experience and future expectations. A detailed analysis of actual mortality, lapse and expenses experience is performed using internally developed experience studies.

For US variable annuity business, a key assumption is the long-term investment return from the separate accounts, which is determined using a mean reversion methodology. Under the mean reversion technique applied by Jackson, the projected level of return for each of the next five years is adjusted from period to period, so that in combination with the actual rates of return for the preceding three years, including the current period, the assumed long-term annual return (gross of asset management fees and other charges to policyholders, but net of external fund management fees) is realised on average over the entire eight-year period. Projected returns after the mean reversion period revert back to the long-term investment return. For further details on current balances, assumptions and sensitivity, refer to note C5(b) and C7.3(iv).

To ensure that the methodology in extreme market movements produces future expected returns that are realistic, the mean reversion technique has a cap and floor feature whereby the projected returns in each of the next five years can be no more than 15 per cent per annum and no less than 0 per cent per annum (both gross of asset management fees and other charges to policyholders, but net of external fund management fees) in each year.

Deferred acquisition costs for insurance contracts

Jackson makes certain adjustments to the deferred acquisition costs which are recognised directly in other comprehensive income ('shadow accounting').If the recognition of unrealised gains or losses on available-for-sale securities causes adjustments to the carrying value and amortisation patterns of deferred acquisition costs and deferred income, these adjustments are recognised in other comprehensive income consistent with the gains or losses on the securities. More precisely, shadow deferred acquisition costs adjustments reflect the change in deferred acquisition costs that would have arisen if the assets held in the statement of financial position had been sold, crystallising unrealised gains or losses, and the proceeds reinvested at the yields currently available in the market.
UK and Europe insurance operations
For UK regulated with-profits funds where 'grandfathered' FRS 27 is applied, these costs are expensed as incurred. The majority of the UK shareholder-backed business is individual and group annuity business where the deferral of acquisition costs is negligible.

Financial investments—Valuation

Financial investments held at fair value represent £407.3 billion of the Group's total assets.	The Group holds the majority of its financial investments at fair value (either through profit and loss or available-for-sale). Financial Investments held at amortised cost primarily comprise loans and deposits.
Determination of fair value
The Group applies valuation techniques, including the use of estimates, to determine the balance recognised for financial investments held at fair value.	The Group uses current bid prices to value its investments having quoted prices. Actively traded investments without quoted prices are valued using prices provided by third parties as described further in note C3.1. Financial investments measured at fair value are classified into a three-level hierarchy as described in note C3.1(b).

Financial investments—Valuation

Financial investments held at amortised cost represent £12.2 billion of the Group's total assets.
If the market for a financial investment of the Group is not active, the fair value is determined by using valuation techniques. The Group establishes fair value for these financial investments by using quotations from independent third parties, such as brokers or pricing services, or by using internally developed pricing models. Priority is given to publicly available prices from independent sources when available, but overall the source of pricing and/or the valuation technique is chosen with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date. The valuation techniques include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option-adjusted spread models and, if applicable, enterprise valuation and may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these financial investments. Details of the financial investments classified as 'level 3' to which valuation techniques are applied, and the sensitivity of profit before tax to a change in these items' valuation, are presented in note C3.1(d).

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

In estimating any required impairment for US residential mortgage-backed and other asset-backed securities held as available-for-sale, the expected value of future cash flows is determined using a model, the key assumptions of which include how much of the currently delinquent loans will eventually default and assumed loss severity. Further details of the assumptions and estimates applied in assessing impairment of US available-for-sale securities is given in note C3.2(g).

Financial investments—Determining impairment in relation to financial assets

The Group applies judgement as to whether evidence of an impairment in value exists for financial investments classified as 'available-for-sale' or 'at amortised cost'.

If evidence for impairment exists, valuation techniques, including estimates, are then applied in determining the impaired value.

Affects £47.5 billion of assets.

For financial investments classified as 'available for sale' or 'at amortised cost,' if a loss event that will have a detrimental effect on cash flows is identified, an impairment loss is recognised in the income statement. The loss recognised is determined as the difference between the book cost and the fair value of the relevant impairment assets. The loss comprises the effect of the expected loss of contractual cash flows and any additional market-price driven temporary reductions in values.

Available-for-sale securities

The Group's review of fair value involves several criteria, including economic conditions, credit loss experience, other issuer-specific developments and future cash flows. These assessments are based on the best available information at the time. Factors such as market liquidity, the widening of bid/ask spreads and a change in cash flow assumptions can contribute to future price volatility. If actual experience differs negatively from the assumptions and other considerations used in the consolidated financial statements, unrealised losses currently in equity may be recognised in the income statement in future periods. Additional details on the methodology and estimates used to determine impairments of the available-for-sale securities of Jackson are described in note C3.2(g).

The majority of the US insurance operation's debt securities portfolio is accounted for on an available-for-sale basis. The consideration of evidence of impairment requires management's judgement. In making this determination a range of market and industry indicators are considered including the severity and duration of the decline in fair value and the financial condition and prospects of the issuer.

For US residential mortgage-backed and other asset-backed securities, all of which are classified as available-for-sale, impairment is estimated using a model of expected future cash flows. Key assumptions used in the model include assumptions about how much of the currently delinquent loans will eventually default and assumed loss severity.

Financial investments—Determining impairment in relation to financial assets

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

Intangible assets—Carrying value of distribution rights

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

To ensure any required impairment is recognised in the current period the Group monitors a number of internal and external factors, including indications that the financial performance of the arrangement is likely to be worse than originally expected and changes in relevant legislation and regulatory requirements that could impact the Group's ability to continue to sell new business through the bancassurance channel, and then applies judgement to assess whether these factors indicate impairment has occurred.

If an impairment has occurred, an impairment charge is recognised for the difference between the carrying value and recoverable amount of the asset. The recoverable amount is the greater of fair value less costs to sell and value in use. Value in use is calculated as the present value of future expected cash flows from the asset or the cash generating unit to which it is allocated.

A3.2  New accounting pronouncements not yet effective

The following standards, interpretations and amendments have been issued but are not yet effective in 2017, including those which have not yet been adopted in the EU. This is not intended to be a complete list as only those standards, interpretations and amendments that could have an impact upon the Group's financial statements are discussed.

Accounting pronouncements endorsed by the EU but not yet effective
IFRS 15, 'Revenue from Contracts with Customers'

This standard effective for annual periods beginning on or after 1 January 2018, provides a single framework to recognise revenue for contracts with different characteristics and overrides the framework provided for such contracts in other standards. The contracts excluded from the scope of this standard include:

–
Lease contracts within the scope of IAS 17 'Leases';

–
Insurance contracts within the scope of IFRS 4 'Insurance Contracts'; and

–
Financial instruments within the scope of IAS 39 'Financial Instruments'.

As a result, IFRS 15 in the context of Prudential's business, applies to the Group's asset management contracts and the measurement of the Group's investment contracts that do not contain discretionary participating features where the contracts include provision for investment management services. The IFRS 15 impact assessment performed included the review of the recognition of asset management and performance fees of these contracts. The adoption of this standard in 2018 is not expected to result in a restatement of the Group's profit for the year or shareholders' equity.

IFRS 9, 'Financial instruments: Classification and measurement'

In July 2014, the IASB published a complete version of IFRS 9 with the exception of macro hedge accounting. The standard becomes mandatorily effective for the annual periods beginning on or after 1 January 2018, with early application permitted and transitional rules apply. In October 2017, the IASB issued two amendments to IFRS 9, to permit the measurement of debt instruments with prepayment compensation features to be measured at amortised cost or fair value through other comprehensive income if certain conditions are met, and to clarify that IFRS 9 applies to long-term interests in joint ventures and associates. Both of these amendments that were issued in October 2017 are effective for the annual periods beginning on or after 1 January 2019, but are not yet endorsed by the EU.

In September 2016, the IASB published Amendments to IFRS 4, 'Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts' to address the temporary consequences of the different effective dates of IFRS 9 and IFRS 17, 'Insurance Contracts'. The amendments include an optional temporary exemption from applying IFRS 9 and the associated amendments until IFRS 17 comes into effect in 2021. This temporary exemption is available to companies whose predominant activity is to issue insurance contracts based on meeting the eligibility criteria as at 31 December 2015 as set out in the amendments. The Group met the eligibility criteria and will defer the adoption of IFRS 9 to 1 January 2021.

When adopted IFRS 9 replaces the existing IAS 39, 'Financial Instruments—Recognition and Measurement', and will affect the following three areas:

–
The classification and the measurement of financial assets and liabilities

  Under IFRS 9, the classification of financial assets is redefined. Based on the business model in which the assets are held and their contractual cash flow characteristics (whether the cash flows represent 'solely payments of principal and interest'), financial assets are classified into one of the following categories: amortised cost, fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL). An option is also available at initial recognition to irrevocably designate a financial asset as at FVTPL if doing so eliminates or significantly reduces accounting mismatches.

  At present a significant proportion (82 per cent) of the Group's investments are valued at FVTPL and the Group's current expectation is that a significant proportion will continue to be designated as such under IFRS 9.

  The existing IAS 39 amortised cost measurement for financial liabilities is largely maintained under IFRS 9 but for financial liabilities designated at FVTPL, changes in fair value due to changes in entity's own credit risk, required by IFRS 13, are to be recognised in other comprehensive income.

–
The calculation of the impairment charge relevant for financial assets held at amortised cost or FVOCI

  A new impairment model based on an expected credit loss approach replaces the existing IAS 39 incurred loss impairment model, resulting in earlier recognition of credit losses compared to IAS 39. The impairment charge recognition under the new model is in three stages:

    •
    Stage 1—at initial recognition, and for each subsequent reporting period when there has been no significant increase in credit risk since initial recognition, recognise 12 month expected credit losses;

    •
    Stage 2—recognise lifetime expected credit losses if there has been a significant increase in credit risk since initial recognition; or

    •
    Stage 3—recognise incurred losses for credit-impaired assets, similar to IAS 39.

  This aspect is the most complex area of IFRS 9 to implement and will involve significant judgements and estimate processes.

–
The hedge accounting requirements which are more closely aligned with the risk management activities of the Company. No significant change to the Group's hedge accounting is currently anticipated, but this remains under review.

The Group is assessing the impact of IFRS 9 and implementing this standard in conjunction with the IFRS 17. Further details on IFRS 17 are provided below. Adoption of IFRS 9 may result in reclassifying certain of the Group's financial assets and hence lead to a change in the measurement of those instruments or the reporting of their value. In addition, for any investments classified as amortised cost or FVOCI, as noted above, the impairment provisioning approach is altered from the current IAS 39 approach. The Group is currently assessing the scope of assets to which these requirements will apply. The Group does not currently apply hedge accounting for most of its derivate programmes but will reconsider its approach in light of new requirements under the standard on adoption.

IFRS 16, 'Leases'

In January 2016, the IASB published IFRS 16 'Leases' effective for periods beginning on or after 1 January 2019, with earlier adoption permitted if IFRS 15 'Revenue from Contracts with Customers' has also been applied. The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. For lessee accounting, this has the effect of requiring most of the existing operating leases to be accounted for in a similar manner as finance leases under the existing IAS 17, 'Leases'. The only optional exemptions are for short-term leases and leases of low-value assets. Lessor accounting however remains largely unchanged from IAS 17.

IFRS 16 applies primarily to operating leases of major properties occupied by the Group's businesses where Prudential is a lessee. Under IFRS 16, these leases will be brought onto the Group's statement of financial position with a 'right to use' asset being established and a corresponding liability representing the obligation to make lease payments. The current rental accrual charge in the income statement will be replaced with a depreciation charge for the 'right to use' asset and an interest expense on the lease liability leading to a more front-loaded operating lease cost profile compared to IAS 17. The Group is currently sourcing the required information to implement this new standard.

IFRS 16 permits transition to the new standard through a modified retrospective approach or a full retrospective approach. Under the modified retrospective approach, as well as affording a number of simplifications the Group's comparative information is not restated, but there is an adjustment to retained earnings at the date of initial application (ie 1 January 2019). The Group is currently assessing the impact of the modified retrospective approach before confirming the approach it intends to adopt. The ultimate impact of IFRS 16 on the Group's financial statements will be dependent on the leases that are in place and the related discount rate on the date of initial application.

Accounting pronouncements not yet endorsed by the EU
IFRS 17, 'Insurance Contracts'

In May 2017, the IASB issued IFRS 17 'Insurance Contracts' to replace the existing IFRS 4 'Insurance Contracts'. The standard, which is subject to endorsement in the EU and other territories, applies to annual periods beginning on or after 1 January 2021. Early application is permitted; provided the entity also applies IFRS 9 and IFRS 15 on or before the date it first applies IFRS 17. The Group intends to adopt the new standard on its mandatory effective date in 2021, alongside the adoption of IFRS 9 (see above).

IFRS 4 permitted insurers to continue to use the statutory basis of accounting for insurance assets and liabilities that existed in their jurisdictions prior to January 2005. IFRS 17 replaces this with a new liability and revenue measurement model for all insurance contracts.

The new measurement model requires liabilities for insurance contracts to be recognised as the present value of future cash flows, incorporating an explicit risk adjustment, and a contractual service margin (CSM) that is equal and opposite to any day-one gain arising. Losses are recognised directly into the income statement. The present value of future cash flows and the risk adjustment are updated at each reporting date in order to reflect current conditions. The CSM is released to the income statement as profit over the coverage period of the insurance contract, reflecting the delivery of services to the policyholder. Subsequent changes in non-economic assumptions applied to the valuation of insurance liabilities are recognised as an adjustment to the CSM, prospectively affecting the amounts released to the statement of comprehensive income. For the purpose of the measurement insurance contracts are grouped together with contracts of similar risk, profitability profile and issue year, with the measurement model applied at this group level.

IFRS 17 provides an adaptation of the measurement model designed to account for certain contracts with participating features, such as UK style with-profits contracts and unit-linked or similar contracts, in which the policyholder will be paid a substantial share of the fair value returns of a specified group of items and the return to the insurer effectively reflects a variable management fee. This adaptation—the Variable Fee Approach (VFA)—allows the CSM to be adjusted for changes in economic experience and assumptions which reflect a change in the overall future fee the insurer expects to receive as a result of managing the participating pool of assets.

IFRS 17 introduces a new measure of insurance revenue, based on the delivery of services to policyholders and excluding any premiums related to the investment elements of policies, which will be significantly different from existing premium revenue measures, currently reported in the income statement.

Retrospective application of the standard is required for determining the CSM for the opening balance sheet. However, if full retrospective application for a group of insurance contracts is impracticable, then the entity is required to choose either a modified retrospective approach or a fair value approach. Choosing the appropriate approach and hence determining the opening balance sheet is one of the most critical activities in implementing the new standard, as the approach adopted will have a significant impact on the entity's results both on the initial impact on shareholders' funds at IFRS 17 adoption and on the future profits to be earned on the in-force business at the date of transition.

IFRS 17 Implementation Programme

The Group has commenced a Group-wide programme to implement IFRS 17 and IFRS 9 (as discussed above).

The requirements of IFRS 17 are complex and will have the effect of introducing fundamental changes to the existing IFRS 4 insurance accounting and require the application of significant judgement and new estimation techniques. As previously highlighted IFRS 9 could require reclassification of investments and the introduction of new and complex impairment models. The effect of changes required to the Group's accounting policies as a result of implementing these standards are currently uncertain, but these changes can be expected to, among other things, alter the timing of IFRS profit recognition. The implementation of this standard is also likely to involve significant enhancements to IT, actuarial and finance systems of the Group, and so will have an impact on the Group's expenses.

A Group-wide Steering Committee, chaired by the Group Chief Financial Officer and with participation from group's and business units' senior finance managers, provides oversight and strategic direction to the implementation programme. A number of sub-committees are also in place to provide governance over the technical interpretation and accounting policies selected, programme management and design and delivery of the project.

The key responsibilities of the programme include setting a framework for Group wide accounting policies, determining additional data requirements, assessing the level of IT and finance system changes as well as establishing an appropriate work plan for determining the opening balance sheet. The work is at an early stage.

Other new accounting pronouncements

In addition to the above, the following new accounting pronouncements have also been issued and are not yet effective but the Group is not expecting them to have a significant impact on the Group's financial statements:

–
Amendments to IFRS 2: Classification and measurement of share-based payment transactions, issued in June 2016 and effective from 1 January 2018;

–
IFRIC Interpretation 22 Foreign Currency Transactions and Advance Consideration, issued in December 2016 and effective from 1 January 2018;

–
Amendments to IAS 40, Transfers of Investment Property, issued in December 2016 and effective from 1 January 2018;

–
IFRIC Interpretation 23 Uncertainty over Income Taxes, issued June 2017 and effective from 1 January 2019;

–
Annual Improvements to IFRSs 2015-2017 cycle; and

–
Amendments to IAS 19: Plan Amendment, Curtailment or Settlement, issued on 7 February 2018 and effective from 1 January 2019.

B Earnings performance

B1    Analysis of performance by segment

B1.1    Segment results—profit before tax

	Note		2017	2016*	2015*

			£m	£m	£m
Asia
Insurance operations	B3	(a)	1,799	1,503	1,171
Asset management			176	141	115

Total Asia			1,975	1,644	1,286

US
Jackson (US insurance operations)	B3	(b)	2,214	2,052	1,691
Asset management			10	(4)	11

Total US			2,224	2,048	1,702

UK and Europe
UK and Europe insurance operations:	B3	(c)
Long-term business			861	799	1,167
General insurance commissionnote (i)			17	29	28

Total UK and Europe insurance operations			878	828	1,195
UK and Europe asset managementnote (vi)			500	425	442

Total UK and Europe			1,378	1,253	1,637

Total segment profit			5,577	4,945	4,625

Restructuring costsnote (iii)			(103)	(38)	(15)
Other income and expenditure:
Investment return and other income			11	28	33
Interest payable on core structural borrowings			(425)	(360)	(312)
Corporate expenditurenote (ii)			(361)	(334)	(319)
Solvency II implementation costs			—	(28)	(43)

Total other income and expenditure			(775)	(694)	(641)

Interest received from tax settlement			—	43	—

Operating profit based on longer-term investment returns			4,699	4,256	3,969
Short-term fluctuations in investment returns on shareholder-backed business	B1.2		(1,563)	(1,678)	(755)
Amortisation of acquisition accounting adjustmentsnote (iv)			(63)	(76)	(76)
Profit (loss) attaching to disposal of businesses	D1		162	(227)	56
Cumulative exchange gain on the sold Korea life business recycled from other comprehensive income	D1		61	—	—
Cumulative exchange loss on the sold Japan life business recycled from other comprehensive income note (v)			—	—	(46)

Profit before tax			3,296	2,275	3,148

Tax charge attributable to shareholders' returns	B4		(906)	(354)	(569)

Profit for the year			2,390	1,921	2,579

Attributable to:
Equity holders of the Company			2,389	1,921	2,579
Non-controlling interests			1	—	—

		2017	2016	2015

Basic earnings per share (in pence)	B5

Based on operating profit based on longer-term investment returnsnote (vii)		145.2p	131.3p	124.6p
Based on profit for the year		93.1p	75.0p	101.0p

*
The 2016 and 2015 comparative results have been re-presented from those previously published following the reassessment of the Group's operating segments as described in note B1.3.
Notes

(i)
General insurance commission represents the commission receivable net of expenses for Prudential-branded general insurance products in connection with the arrangement to transfer the UK general insurance business to Churchill in 2002.
(ii)
Corporate expenditure as shown above is primarily for Group Head Office and Asia Regional Head Office.
(iii)
Restructuring costs are incurred primarily in UK and Europe and Asia and represent business transformation and integration costs.
(iv)
Amortisation of acquisition accounting adjustments principally relate to the REALIC business of Jackson which was acquired in 2012.

(v)
On 5 February 2015, the Group completed the sale of its closed book life insurance business in Japan.
(vi)
UK and Europe asset management operating profit based on longer-term investment returns:

	2017	2016	2015

	£m	£m	£m
Asset management fee income	1,027	900	934
Other income	7	23	5
Staff costs	(400)	(332)	(293)
Other costs	(202)	(212)	(240)

Underlying profit before performance-related fees	432	379	406
Share of associate results	15	13	14
Performance-related fees	53	33	22

Total UK and Europe asset management operating profit based on longer-term investment returns	500	425	442

(vii)
Tax charges have been reflected as operating and non-operating in the same way as for the pre-tax items. In 2017 a significant US tax reform package was enacted, and the effects of which in the income statement have been treated as non-operating. Further details are provided in note B4.

B1.2    Short-term fluctuations in investment returns on shareholder-backed business

	2017	2016	2015

	£m	£m	£m
Asia	(1)	(225)	(137)
USnote(i)	(1,568)	(1,455)	(424)
UK and Europenote(ii)	(14)	206	(121)
Other operationsnote(iii)	20	(204)	(73)

Total	(1,563)	(1,678)	(755)

Notes

(i)
US operations

  The short-term fluctuations in investment returns for US insurance operations are reported net of related credit for amortisation of deferred acquisition costs, of £462 million as shown in note C5(b) (2016: £565 million; 2015: £93 million) and comprise amounts in respect of the following items:

	2017	2016	2015

	£m	£m	£m
Net equity hedge resultnote (a)	(1,490)	(1,587)	(504)
Other than equity-related derivativesnote (b)	(36)	(126)	29
Debt securitiesnote (c)	(73)	201	1
Equity-type investments: actual less longer-term return	12	35	19
Other items	19	22	31

Total	(1,568)	(1,455)	(424)

  Notes

  (a)
  Net equity hedge result

  The purpose of the inclusion of this item in short-term fluctuations in investment returns is to segregate the amount included in pre-tax profit that relates to the accounting effect of market movements on both the measured value of guarantees in Jackson's variable annuity and fixed index annuity products and on the related derivatives used to manage the exposures inherent in these guarantees. As the Group applies US GAAP for the measured value of the product guarantees this item also includes asymmetric impacts where the measurement bases of the liabilities and associated derivatives used to manage the Jackson annuity business differ as described in note B1.3(c) below.

  The net equity hedge result therefore includes significant accounting mismatches and other factors that detract from the presentation of an economic result. These other factors include:

  –
  The variable annuity guarantees and fixed index annuity embedded options being only partially fair valued under 'grandfathered' US GAAP as described in note B1.3 (c);

  –
  The interest rate exposure being managed through the other than equity-related derivative programme explained in note (b) below; and

  –
  Jackson's management of its economic exposures for a number of other factors that are treated differently in the accounting frameworks such as future fees and assumed volatility levels.

    The net equity hedge result (net of related DAC) can be summarised as follows:

	2017	2016	2015

	£m	£m	£m
Fair value movements on equity hedge instruments[1]	(1,871)	(1,786)	(589)
Accounting value movements on the variable and fixed index annuity guarantee liabilities[2]	(99)	(188)	(214)
Fee assessments net of claim payments	480	387	299

Total	(1,490)	(1,587)	(504)

    1.
    Held to manage equity exposures of the variable annuity guarantees and fixed index annuity options.
    2.
    The accounting value movements on the variable and fixed index annuity guarantee liabilities reflect the impact of market movements and changes in economic and actuarial assumptions. These actuarial assumptions changes include, amongst other items, a charge (net of related DAC) of £359 million for strengthening policyholder utilisation and persistency rates offset by a benefit (net of related DAC) of £382 million from modelling refinements in the period, principally enhancements to how Jackson's own credit risk is incorporated in the fair valuation of these long-term liabilities.
  (b)
  Other than equity-related derivatives

    The fluctuations for this item comprise the net effect of:

    –
    Fair value movements on free-standing, other than equity-related derivatives;

    –
    Fair value movements on the Guaranteed Minimum Income Benefit (GMIB) reinsurance asset that are not matched by movements in the underlying GMIB liability, which is not fair valued as explained in note B1.3; and

    –
    Related amortisation of DAC.

    The free-standing, other than equity-related derivatives, are held to manage interest rate exposures and durations within the general account and the variable annuity guarantees and fixed index annuity embedded options described in note (a) above. Accounting mismatches arise because of differences between the measurement basis and presentation of the derivatives, which are fair valued with movements recorded in the income statement, and the exposures they are intended to manage.

  (c)
  Short-term fluctuations related to debt securities

	2017	2016	2015

	£m	£m	£m
Short-term fluctuations relating to debt securities
(Charges) credits in the year:
Losses on sales of impaired and deteriorating bonds	(3)	(94)	(54)
Defaults	—	(4)	—
Bond write-downs	(2)	(35)	(37)
Recoveries/reversals	10	15	18

Total credits (charges) in the year	5	(118)	(73)
Less: Risk margin allowance deducted from operating profit based on longer-term investment returnsnote	86	89	83

	91	(29)	10

Interest-related realised (losses) gains:
(Losses) gains arising in the year	(43)	376	102
Less: Amortisation of gains and losses arising in current and prior years to operating profit based on longer-term investment returns	(140)	(135)	(108)

	(183)	241	(6)

Related amortisation of deferred acquisition costs	19	(11)	(3)

Total short-term fluctuations related to debt securities	(73)	201	1

  Note

  The debt securities of Jackson are held in the general account of the business. Realised gains and losses are recorded in the income statement with normalised returns included in operating profit with variations from year to year included in the short-term fluctuations category. The risk margin reserve charge for longer-term credit-related losses included in operating profit based on longer-term investment returns of Jackson for 2017 is based on an average annual risk margin reserve of 21 basis points (2016: 21 basis points; 2015: 23 basis points) on average book values of US$55.3 billion (2016: US$56.4 billion; 2015: US$54.6 billion) as shown below:

	2017				2016				2015
Moody's rating category (or equivalent under NAIC ratings of mortgage-backed securities)	Average book value	RMR	Annual expected loss		Average book value	RMR	Annual expected loss		Average book value	RMR	Annual expected loss

	US$m	%	US$m	£m	US$m	%	US$m	£m	US$m	%	US$m	£m
A3 or higher	27,277	0.12	(33)	(25)	29,051	0.12	(36)	(27)	28,185	0.13	(37)	(24)
Baa1, 2 or 3	26,626	0.22	(58)	(45)	25,964	0.24	(62)	(46)	24,768	0.25	(62)	(40)
Ba1, 2 or 3	1,046	1.03	(11)	(8)	1,051	1.07	(11)	(8)	1,257	1.17	(15)	(10)
B1, 2 or 3	318	2.70	(9)	(7)	312	2.95	(9)	(7)	388	3.08	(12)	(8)
Below B3	23	3.78	(1)	(1)	40	3.81	(2)	(1)	35	3.70	(1)	(1)

Total	55,290	0.21	(112)	(86)	56,418	0.21	(120)	(89)	54,633	0.23	(127)	(83)

Related amortisation of deferred acquisition costs (see below)			21	15			23	17			24	16

Risk margin reserve charge to operating profit for longer-term credit-related losses			(91)	(71)			(97)	(72)			(103)	(67)

  Consistent with the basis of measurement of insurance assets and liabilities for Jackson's IFRS results, the charges and credits to operating profits based on longer-term investment returns are partially offset by related amortisation of deferred acquisition costs.

  In addition to the accounting for realised gains and losses described above for Jackson general account debt securities, included within the statement of other comprehensive income is a pre-tax credit of £541 million for net unrealised gains on debt securities classified as available-for-sale net of related amortisation of deferred acquisition costs (2016: credit of £48 million; 2015: charge of £(968) million). Temporary market value movements do not reflect defaults or impairments. Additional details of the movement in the value of the Jackson portfolio are included in note C3.2(b).

(ii)
UK and Europe operations

  The negative short-term fluctuations in investment returns for UK and Europe operations of £(14) million (2016: positive £206 million; 2015: negative £(121) million) include net unrealised movements on fixed income assets supporting the capital of the shareholder-backed annuity business.

(iii)
Other operations

  The positive short-term fluctuations in investment returns for other operations of £20 million (2016: negative £(204) million; 2015: negative £(73) million) include unrealised value movements on financial instruments.

B1.3 Determining operating segments and performance measure of operating segments

Operating segments

The Group's operating segments for financial reporting are defined and presented in accordance with IFRS 8, 'Operating Segments' on the basis of the management reporting structure and its financial management information. Following the combination during the year of the Group's UK insurance business and M&G to form M&G Prudential, the Group has reassessed its operating segments.

Under the Group's management and reporting structure its chief operating decision maker is the Group Executive Committee (GEC). In the revised management structure, responsibility is delegated to the Chief Executive Officers of Prudential Corporation Asia, the North American Business Unit and M&G Prudential for the day-to-day management of their business units (within the framework set out in the Group Governance Manual). Financial management information used by the GEC has been revised to align with these three business segments. These operating segments derive revenue from both long-term insurance and asset management activities.

In the prior year, the operating segments of the Group were each of the insurance operations in Asia, US and UK, and the asset management operations of Asia, US, M&G and Prudential Capital.

Operations which do not form part of any business unit are reported as 'Unallocated to a segment'. These include Group Head Office and Asia Regional Head Office costs. Following the formation of M&G Prudential certain minor operations which were previously reported as 'Unallocated to a segment' are now included in the UK and Europe segment, reflecting the revised structure. Prudential Capital and Africa operations do not form part of any operating segment under the revised structure, and their assets and liabilities and loss before tax are not material to the overall financial position of the Group. Prudential Capital and Africa operations are therefore reported as 'Unallocated to a segment'.

Comparative segmental information for prior periods has been presented on a basis consistent with the current year.

Performance measure

The performance measure of operating segments utilised by the Company is IFRS operating profit attributable to shareholders based on longer-term investment returns, as described below. This measurement basis distinguishes operating profit based on long-term investment returns from other constituents of the total profit as follows:

–
Short-term fluctuations in investment returns on shareholder-backed business. This includes the impact of short-term market effects on the carrying value of Jackson's guarantee liabilities and related derivatives as explained below.

–
Amortisation of acquisition accounting adjustments arising on the purchase of business. This comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012; and

–
Profit/loss attaching to businesses that have been sold in the year including, where relevant, the recycling of the cumulative translation gain or loss in respect of sold businesses.

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

(iii)
US variable annuity and fixed index annuity business

This business has guarantee liabilities which are measured on a combination of fair value and other US GAAP derived principles. These liabilities are subject to an extensive derivative programme to manage equity and interest rate exposures. The principles for determination of the operating profit and short-term fluctuations are necessarily bespoke, as discussed in section (c) below.

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

However, movements in liabilities for some types of business do require bifurcation to ensure that at the net level (ie after allocated investment return and charge for policyholder benefits) the operating result reflects longer-term market returns.

Examples of where such bifurcation is necessary are in Hong Kong and for UK shareholder-backed annuity business, as explained in sections b(i) and d(i), respectively. For other types of Asia's non-participating business, expected longer-term investment returns are used to determine the movement in policyholder liabilities for determining operating results.

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

Debt securities and loans

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

At 31 December 2017, the level of unamortised interest-related realised gains and losses related to previously sold bonds for the Group was a net gain of £855 million (2016: £969 million; 2015: £567 million).

Equity-type securities

For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment returns for income and capital having regard to past performance, current trends and future expectations. Equity-type securities held for shareholder-financed operations other than the UK annuity business, unit-linked and US variable annuity separate accounts are principally relevant for the US and Asia insurance operations. Different rates apply to different categories of equity-type securities.

Derivative value movements

Generally, derivative value movements are excluded from operating results based on longer-term investment returns (unless those derivative value movements broadly offset changes in the accounting value of other assets and liabilities included in operating profit). The principal example of derivatives whose value movements are excluded from operating profit arises in Jackson, as discussed below in section (c).

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

For certain other types of non-participating business expected longer-term investment returns are used to determine the movement in policyholder liabilities for determining operating results.

(ii)
Other Asia shareholder-financed business

Debt securities

For this business, the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit risk margin reserve charge.

Equity-type securities

For Asia insurance operations, investments in equity securities held for non-linked shareholder-backed operations amounted to £1,759 million as at 31 December 2017 (2016: £1,405 million; 2015: £840 million). The rates of return applied in 2017 ranged from 4.3 per cent to 17.2 per cent (2016: 3.2 per cent to 13.9 per cent; 2015: 3.5 per cent to 13.0 per cent) with the rates applied varying by business unit. These rates are broadly stable from period to period but may be different between countries reflecting, for example, differing expectations of inflation in each business unit. The assumptions are for the returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.

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

(ii)
US variable and fixed index annuity business

The following value movements for Jackson's variable and fixed index annuity business are excluded from operating profit based on longer-term investment returns. See note B1.2 note (i):

–
Fair value movements for equity-based derivatives;

–
Fair value movements for embedded derivatives for the 'not for life' portion of Guaranteed Minimum Withdrawal Benefit (GMWB) and fixed index annuity business, and Guaranteed Minimum Income Benefit (GMIB) reinsurance (see below);

–
Movements in the accounts carrying value of Guaranteed Minimum Death Benefit (GMDB), GMIB and the 'for life' portion of GMWB liabilities, (see below) for which, under the 'grandfathered' US GAAP applied under IFRS for Jackson's insurance assets and liabilities, the measurement basis gives rise to a muted impact of current period market movements (ie they are relatively insensitive to the effect of current period equity market and interest rate changes);

–
A portion of the fee assessments as well as claim payments, in respect of guarantee liabilities; and

–
Related amortisation of deferred acquisition costs for each of the above items.

Embedded derivatives for the 'not for life' portion of GMWB and fixed index annuity business

The 'not for life' portion of GMWB embedded derivative liabilities is measured under the US GAAP basis applied for IFRS in a manner consistent with IAS 39 under which the projected future growth rate of the account balance is based on current swap rates (rather than expected rates of return) with only a portion of the expected future guarantee fees included. Reserve value movements on these liabilities are sensitive to changes to levels of equity markets, implied volatility and interest rates.

Embedded derivatives for variable annuity guarantee minimum income benefit

The GMIB liability, which is substantially fully reinsured, subject to a deductible and annual claim limits, is accounted for in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Subtopic 944-80 Financial Services—Insurance—Separate Accounts (formerly SOP 03-1) under IFRS using 'grandfathered' US GAAP. This accounting basis substantially does not recognise the effects of market movements. As the corresponding reinsurance asset is net settled, it is considered to be a derivative under IAS 39, 'Financial Instruments: Recognition and Measurement', and the asset is therefore recognised at fair value. As the GMIB is economically reinsured, the mark to market element of the reinsurance asset is included as a component of short-term fluctuations in investment returns.

(iii)
Other derivative value movements

The principal example of non-equity based derivatives (for example, interest rate swaps and swaptions) whose value movements are excluded from operating profit, arises in Jackson. Non-equity based derivatives are primarily held by Jackson as part of a broadly-based hedging programme for features of Jackson's bond portfolio (for which value movements are booked in the statement of other comprehensive income rather than the income statement), product liabilities (for which US GAAP accounting as 'grandfathered' under IFRS 4 does not fully reflect the economic features being hedged), and the interest rate exposure attaching to equity-based embedded derivatives.

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

Equity-type securities

As at 31 December 2017, the equity-type securities for US insurance non-separate account operations amounted to £946 million (2016: £1,323 million; 2015: £1,004 million). For these operations, the longer-term rates of return for income and capital applied in the years indicated, which reflect the combination of the average risk-free rates over the year and appropriate risk premiums are as follows:

	2017	2016	2015

Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds	6.1% to 6.5%	5.5% to 6.5%	5.7% to 6.4%
Other equity-type securities such as investments in limited partnerships and private equity funds	8.1% to 8.5%	7.5% to 8.5%	7.7% to 8.4%

(d)   UK and Europe insurance operations

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

The operating result based on longer-term investment returns reflects the impact of value movements on policyholder liabilities for shareholder-backed annuity business within The Prudential Assurance Company Limited (PAC) after adjustments to allocate the following elements of the movement to the category of 'short-term fluctuations in investment returns':

–
The impact on credit risk provisioning of actual upgrades and downgrades during the period;

–
Credit experience compared with assumptions; and

–
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

(ii)
Non-linked shareholder-financed business

For debt securities backing non-linked shareholder-financed business of the UK and Europe insurance operations (other than the annuity business) the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit risk margin reserve charge.

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

B1.4 Segmental income statement

	2017
	Asia	US	UK and Europe	Total segment	Unallocated to a segment (other operations) note (iii)	Group total

	£m	£m	£m	£m	£m	£m
Gross premium earned	15,688	15,164	13,126	43,978	27	44,005
Outward reinsurance	(656)	(352)	(1,050)	(2,058)	(4)	(2,062)

Earned premiums, net of reinsurance	15,032	14,812	12,076	41,920	23	41,943
Other income from external customersnote(ii)	307	669	1,406	2,382	48	2,430

Total revenue from external customersnote(v)	15,339	15,481	13,482	44,302	71	44,373
Intra-group revenue	40	64	5	109	(109)	—
Interest incomenote(iv)	932	2,085	3,413	6,430	67	6,497
Other investment returnB1.5	8,063	16,448	11,171	35,682	10	35,692

Total revenue, net of reinsurance	24,374	34,078	28,071	86,523	39	86,562

Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(18,291)	(31,205)	(23,025)	(72,521)	(11)	(72,532)
Acquisition costs and other operating expenditureB2	(4,052)	(2,257)	(3,379)	(9,688)	(477)	(10,165)
Interest on core structural borrowings	—	(16)	—	(16)	(409)	(425)
Disposal of Korea life businessD1
Cumulative exchange gain on the sold Korea life business recycled from other comprehensive incomeD1	61	—	—	61	—	61
Remeasurement adjustments	5	—	—	5	—	5
Gain on disposal of other businessesD1	—	162	—	162	—	162

Total charges, net of reinsurance and gain (loss) on disposal of businesses	(22,277)	(33,316)	(26,404)	(81,997)	(897)	(82,894)

Share of profit from joint ventures and associates, net of related tax	181	—	121	302	—	302

Profit (loss) before tax (being tax attributable to shareholders' and policyholders' returns)note(i)	2,278	762	1,788	4,828	(858)	3,970
Tax charge attributable to policyholders' returns	(250)	—	(424)	(674)	—	(674)

Profit (loss) before tax	2,028	762	1,364	4,154	(858)	3,296

Analysis of operating profit
Operating profit (loss) based on longer-term investment returns	1,975	2,224	1,378	5,577	(878)	4,699
Short-term fluctuations in investment returns on shareholder-backed business	(1)	(1,568)	(14)	(1,583)	20	(1,563)
Amortisation of acquisition accounting adjustments	(7)	(56)	—	(63)	—	(63)
Profit attaching to the disposal of businesses	—	162	—	162	—	162
Cumulative exchange gain on the sold Korea life business recycled from other comprehensive incomeD1	61	—	—	61	—	61

Profit (loss) before tax	2,028	762	1,364	4,154	(858)	3,296

	2016*
	Asia	US	UK and Europe	Total segment	Unallocated to a segment (other operations) note (iii)	Group total

	£m	£m	£m	£m	£m	£m
Gross premium earned	14,006	14,685	10,290	38,981	—	38,981
Outward reinsurance	(648)	(367)	(1,005)	(2,020)	—	(2,020)

Earned premiums, net of reinsurance	13,358	14,318	9,285	36,961	—	36,961
Other income from external customersnote(ii)	253	684	1,346	2,283	87	2,370

Total revenue from external customersnote(v)	13,611	15,002	10,631	39,244	87	39,331
Intra-group revenue	27	53	4	84	(84)	—
Interest incomenote(iv)	875	2,151	4,517	7,543	104	7,647
Other investment returnB1.5	2,042	5,461	17,578	25,081	(217)	24,864

Total revenue, net of reinsurance	16,555	22,667	32,730	71,952	(110)	71,842

Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(11,442)	(20,214)	(27,710)	(59,366)	—	(59,366)
Acquisition costs and other operating expenditureB2	(3,684)	(1,913)	(2,813)	(8,410)	(438)	(8,848)
Interest on core structural borrowings	—	(15)	—	(15)	(345)	(360)
Remeasurement of carrying value of Korea life business classified as held for saleD1	(238)	—	—	(238)	—	(238)

Total charges, net of reinsurance and gain (loss)on disposal of business	(15,364)	(22,142)	(30,523)	(68,029)	(783)	(68,812)

Share of profit from joint ventures and associates, net of related tax	148	—	34	182	—	182

Profit (loss) before tax (being tax attributable to shareholders' and policyholders' returns)note(i)	1,339	525	2,241	4,105	(893)	3,212
Tax charge attributable to policyholders' returns	(155)	—	(782)	(937)	—	(937)

Profit (loss) before tax attributable to shareholders	1,184	525	1,459	3,168	(893)	2,275

Analysis of operating profit
Operating profit (loss) based on longer-term investment returns	1,644	2,048	1,253	4,945	(689)	4,256
Short-term fluctuations in investment returns on shareholder-backed business	(225)	(1,455)	206	(1,474)	(204)	(1,678)
Amortisation of acquisition accounting adjustments	(8)	(68)	—	(76)	—	(76)
Loss attaching to the held for sale Korea life businessD1	(227)	—	—	(227)	—	(227)

Profit (loss) before tax	1,184	525	1,459	3,168	(893)	2,275

	2015*
	Asia	US	UK and Europe	Total segment	Unallocated to a segment (other operations) note (iii)	Group total

	£m	£m	£m	£m	£m	£m
Gross premium earned	10,814	16,887	8,962	36,663	—	36,663
Outward reinsurance	(364)	(320)	(473)	(1,157)	—	(1,157)

Earned premiums, net of reinsurance	10,450	16,567	8,489	35,506	—	35,506
Other income from external customersnote(ii)	235	760	1,382	2,377	118	2,495

Total revenue from external customersnote(v)	10,685	17,327	9,871	37,883	118	38,001
Intra-group revenue	27	46	3	76	(76)	—
Interest incomenote(iv)	745	1,921	4,258	6,924	94	7,018
Other investment returnB1.5	(1,041)	(2,710)	149	(3,602)	(112)	(3,714)

Total revenue, net of reinsurance	10,416	16,584	14,281	41,281	24	41,305

Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(6,543)	(13,029)	(10,084)	(29,656)	—	(29,656)
Acquisition costs and other operating expenditureB2	(2,778)	(2,332)	(2,644)	(7,754)	(454)	(8,208)
Interest on core structural borrowings	—	(13)	—	(13)	(299)	(312)
Disposal of Japan life businessD1	(46)	—	—	(46)	—	(46)

Total charges, net of reinsurance and gain (loss) on disposal of businesses	(9,367)	(15,374)	(12,728)	(37,469)	(753)	(38,222)

Share of profit from joint ventures and associates, net of related tax	171	—	67	238	—	238

Profit (loss) before tax (being tax attributable to shareholders' and policyholders' returns)note(i)	1,220	1,210	1,620	4,050	(729)	3,321
Tax charge attributable to policyholders' returns	(69)	—	(104)	(173)	—	(173)

Profit (loss) before tax attributable to shareholders	1,151	1,210	1,516	3,877	(729)	3,148

Analysis of operating profit
Operating profit (loss) based on longer-term investment returns	1,286	1,702	1,637	4,625	(656)	3,969
Short-term fluctuations in investment returns on shareholder-backed business	(137)	(424)	(121)	(682)	(73)	(755)
Amortisation of acquisition accounting adjustments	(8)	(68)	—	(76)	—	(76)
Profit attaching to the held for sale Korea life business	56	—	—	56	—	56
Cumulative exchange loss on sold Japan life business	(46)	—	—	(46)	—	(46)

Profit (loss) before tax	1,151	1,210	1,516	3,877	(729)	3,148

*
The 2016 and 2015 comparative results have been re-presented from those previously published following the reassessment of the Group's operating segments as described in note B1.3.

  Notes

(i)
This measure is the formal profit (loss) before tax measure under IFRS but is not the result attributable to shareholders.
(ii)
Other income from external customers includes £7 million (2016: £8 million; 2015: £19 million) relating to financial instruments that are not held at fair value through profit or loss. These fees primarily related to prepayment fees, late fees and syndication fees.
(iii)
Unallocated to a segment includes central operations (Group and Asia Regional Head Offices and Group borrowings), Prudential Capital and Africa operations. In addition, this column includes intra-group eliminations, including the elimination of the intra-group reinsurance contract between the UK with-profits and Asia with-profits operations.
(iv)
Interest income includes £3 million (2016: £3 million; 2015: £3 million) accrued in respect of impaired securities.
(v)
In Asia, revenue from external customers from no individual market exceeds 10 per cent of the Group total except for Hong Kong in 2017 (2016: no individual market exceeded 10 per cent except for Hong Kong; 2015: no individual market exceeded 10 per cent). Total revenue from external customers of Hong Kong is £7,269 million (2016: £6,313 million; 2015: £ 3,836 million).
(vi)
Due to the nature of the business of the Group, there is no reliance on any major customers.

B1.5  Other investment return

	2017	2016	2015

	£m	£m	£m
Realised and unrealised gains (losses) on securities at fair value through profit or loss	33,121	28,489	(4,572)
Realised and unrealised (losses) on derivatives at fair value through profit or loss	(1,624)	(7,050)	(1,701)
Realised (losses) gains on available-for-sale securities, previously recognised in other comprehensive income*	(26)	270	49
Realised gains on loans	9	91	(50)
Dividends	2,654	2,283	1,791
Other investment income	1,558	781	769

Other investment return	35,692	24,864	(3,714)

*
Including impairment.

Realised gains and losses on the Group's investments for 2017 recognised in the income statement amounted to a net gain of £5.7 billion (2016: a net loss of £1.6 billion; 2015: a net gain of £3.0 billion).

B1.6  Additional analysis of performance by segment components

B1.6(a)    Asia

	2017				2016*	2015*

	Insurance	Asset Management	Eliminations	Total	Total	Total

	£m	£m	£m	£m	£m	£m
Earned premiums, net of reinsurance	15,032	—	—	15,032	13,358	10,450
Other income from external customers	95	212	—	307	253	235

Total revenue from external customers	15,127	212	—	15,339	13,611	10,685

Intra-group revenue	—	148	(108)	40	27	27
Interest income	930	2	—	932	875	745
Other investment return	8,060	3	—	8,063	2,042	(1,041)

Total revenue, net of reinsurance	24,117	365	(108)	24,374	16,555	10,416

Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(18,291)	—	—	(18,291)	(11,442)	(6,543)
Acquisition costs and other operating expenditureB2	(3,911)	(249)	108	(4,052)	(3,684)	(2,778)
Disposal of Korea life business:D1
Cumulative exchange gain recycled from other comprehensive income	61	—	—	61	—	—
Remeasurement adjustments	5	—	—	5	(238)	—
Cumulative exchange loss on the sold Japan life business recycled from other comprehensive income	—	—	—	—	—	(46)

Total charges, net of reinsurance and gain (loss) on disposal of businesses	(22,136)	(249)	108	(22,277)	(15,364)	(9,367)

Share of profit from joint ventures and associates, net of related tax	121	60	—	181	148	171

Profit before tax (being tax attributable to shareholders' and policyholders' returns)	2,102	176	—	2,278	1,339	1,220
Tax charge attributable to policyholders' returns	(250)	—	—	(250)	(155)	(69)

Profit before tax attributable to shareholders	1,852	176	—	2,028	1,184	1,151

Analysis of operating profit
Operating profit based on longer-term investment returns	1,799	176	—	1,975	1,644	1,286
Short-term fluctuations in investment returns on shareholder-backed business	(1)	—	—	(1)	(225)	(137)
Amortisation of acquisition accounting adjustments	(7)	—	—	(7)	(8)	(8)
Profit (loss) attaching to disposal of businesses	—	—	—	—	(227)	56
Cumulative exchange gain on the sold Korea life businessD1	61	—	—	61	—	—
Cumulative exchange loss on the sold Japan life businessD1	—	—	—	—	—	(46)

Profit before tax attributable to shareholders	1,852	176	—	2,028	1,184	1,151

*
The 2016 and 2015 comparative results have been re-presented from those previously published following reassessment of the Group's operating segments as described in note B1.3.

B1.6(b)  US

	2017				2016*	2015*

	Insurance	Asset management**	Eliminations	Total	Total	Total

	£m	£m	£m	£m	£m	£m
Earned premiums, net of reinsurance	14,812	—	—	14,812	14,318	16,567
Other income from external customers	4	665	—	669	684	760

Total revenue from external customers	14,816	665	—	15,481	15,002	17,327

Intra-group revenue	—	115	(51)	64	53	46
Interest income	2,085	—	—	2,085	2,151	1,921
Other investment return	16,448	—	—	16,448	5,461	(2,710)

Total revenue, net of reinsurance	33,349	780	(51)	34,078	22,667	16,584

Benefits and claims	(31,205)	—	—	(31,205)	(20,214)	(13,029)
Interest on core structural borrowings	(16)	—	—	(16)	(15)	(13)
Acquisition costs and other operating expenditureB2	(1,538)	(770)	51	(2,257)	(1,913)	(2,332)
Gain on disposal of businessesD1	—	162	—	162	—	—

Total charges, net of reinsurance and gain on disposal of businesses	(32,759)	(608)	51	(33,316)	(22,142)	(15,374)

Profit before tax	590	172	—	762	525	1,210

Analysis of operating profit
Operating profit based on longer-term investment returns	2,214	10	—	2,224	2,048	1,702
Short-term fluctuations in investment returns on shareholder-backed business	(1,568)	—	—	(1,568)	(1,455)	(424)
Amortisation of acquisition accounting adjustments	(56)	—	—	(56)	(68)	(68)
Profit attaching to the disposal of businesses	—	162	—	162	—

Profit before tax	590	172	—	762	525	1,210

*
The 2016 and 2015 comparative results have been re-presented from those previously published following reassessment of the Group's operating segments as described in note B1.3.
**
The US total revenue includes asset management gross revenue of £780 million (2016: £785 million; 2015: £843 million), including £542 million of NPH broker-dealer fees (2016: £550 million; 2015: £522 million), and asset management gross charges of £770 million (2016: £789 million; 2015: £832 million), including £542 million (2016: £550 million; 2015: £522 million) of NPH broker-dealer fees.

B1.6(c)  UK and Europe

	2017				2016*	2015*

	Insurance	Asset management**	Eliminations	Total	Total	Total

	£m	£m	£m	£m	£m	£m
Earned premiums, net of reinsurance	12,076	—	—	12,076	9,285	8,489
Other income from external customers	241	1,165	—	1,406	1,346	1,382

Total revenue from external customers	12,317	1,165	—	13,482	10,631	9,871
Intra-group revenue	—	271	(266)	5	4	3
Interest income	3,412	1	—	3,413	4,517	4,258
Other investment return	11,164	7	—	11,171	17,578	149

Total revenue, net of reinsurance	26,893	1,444	(266)	28,071	32,730	14,281

Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(23,025)	—	—	(23,025)	(27,710)	(10,084)
Acquisition costs and other operating expenditureB2	(2,692)	(953)	266	(3,379)	(2,813)	(2,644)

Total charges, net of reinsurance	(25,717)	(953)	266	(26,404)	(30,523)	(12,728)

Share of profit from joint ventures and associates, net of related tax	106	15	—	121	34	67

Profit before tax (being tax attributable to shareholders' and policyholders' returns)	1,282	506	—	1,788	2,241	1,620
Tax charge attributable to policyholders' returns	(424)	—	—	(424)	(782)	(104)

Profit before tax	858	506	—	1,364	1,459	1,516

Analysis of operating profit
Operating profit based on longer-term investment returns	878	500	—	1,378	1,253	1,637
Short-term fluctuations in investment returns on shareholder-backed business	(20)	6	—	(14)	206	(121)

Profit before tax	858	506	—	1,364	1,459	1,516

*
The 2016 and 2015 comparative results have been re-presented from those previously published following reassessment of the Group's operating segments as described in note B1.3.
**
The revenue for UK and Europe Asset Management of £1,087 million (2016: £956 million; 2015: £961 million), comprising the amounts for asset management fee income, other income and performance-related fees shown in note B1.1(vi), is different to the amount of £1,444 million shown in the table above. This is because the £1,087 million (2016: £956 million; 2015: £961 million) is after deducting commissions which would have been included as charges in the table above. The difference in the presentation of commission is aligned with how management reviews the business. For further information see note B1.1.

B2  Acquisition costs and other expenditure

	2017	2016	2015

	£m	£m	£m
Acquisition costs incurred for insurance policies	(3,712)	(3,687)	(3,275)
Acquisition costs deferred less amortisation of acquisition costs	911	923	431
Administration costs and other expenditure	(6,380)	(5,522)	(4,746)
Movements in amounts attributable to external unit holders of consolidated investment funds	(984)	(562)	(618)

Total acquisition costs and other expenditure	(10,165)	(8,848)	(8,208)

Total acquisition costs and other expenditure includes:

(a)
Total depreciation and amortisation expense of £(288) million (2016: £(242) million; 2015: £(755) million) is included in "Administration costs and other expenditure" and relates primarily to amortisation of deferred acquisition costs of insurance contracts and asset management contracts.

(b)
The charge for non-deferred acquisition costs and the amortisation of those costs that are deferred was £(2,801) million (2016: £(2,764) million; 2015: £(2,844) million).These amounts comprise £(2,772) million and £(29) million for insurance and investment contracts respectively (2016: £(2,734) million and £(30) million; 2015: £(2,817) million and £(27) million respectively).

(c)
Movements in amounts attributable to external unit holders are in respect of those OEICs and unit trusts which are required to be consolidated and comprise a charge of £(719) million (2016: £(485) million; 2015: £(599) million) for UK and Europe insurance operations and a charge of £(265) million (2016: £(77) million; 2015: £(19) million) for Asia insurance operations.

(d)
There were no fee expenses relating to financial liabilities held at amortised cost included in acquisition costs in 2017, 2016 and 2015.

(e)
The segmental analysis of interest expense (other than interest expense in core structural borrowings) and depreciation and amortisation included within total acquisition costs and other expenditure was as follows:

	Other interest expense			Depreciation and amortisation
	2017	2016*	2015*	2017	2016*	2015*

	£m	£m	£m	£m	£m	£m
Asia:
Insurance	—	—	—	(230)	(201)	(175)
Asset management	—	—	—	(3)	(2)	(2)
US:
Insurance	(116)	(56)	(19)	20	94	(453)
Asset management	—	—	—	(7)	(3)	(3)
UK and Europe:
Insurance	(85)	(102)	(93)	(59)	(121)	(109)
Asset management	—	—	—	(7)	(7)	(8)

Total segment	(201)	(158)	(112)	(286)	(240)	(750)
Unallocated to a segment (other operations)	(39)	(27)	(35)	(2)	(2)	(5)

Group total	(240)	(185)	(147)	(288)	(242)	(755)

*
The 2016 and 2015 comparative results have been re-presented from those previously published following reassessment of the Group's operating segments as described in note B1.3.

B2.1    Staff and employment costs

The average number of staff employed by the Group during the year was:

	2017	2016	2015

Business operations:
Asia	15,477	15,439	15,030
US	4,564	4,447	4,562
UK and Europe*	7,110	6,381	5,920

Total	27,151	26,267	25,512

*
The UK and Europe staff numbers include staff from central operations and Africa which are unallocated to a segment.

The costs of employment were:

	2017	2016	2015

	£m	£m	£m
Business operations:
Wages and salaries	1,774	1,483	1,370
Social security costs	129	110	101
Pension costs:
Defined benefit schemes*	(3)	213	(63)
Defined contribution schemes	85	79	67

Total	1,985	1,885	1,475

*
The (credit) charge incorporates the effect of actuarial gains and losses.

B2.2    Share-based payment

(a)   Description of the plans

The Group operates a number of share award and share option plans that provides Prudential plc shares to participants upon vesting. The plans in operation include the Prudential Long Term Incentive Plan (PLTIP), Annual Incentive Plan (AIP), savings-related share option schemes, share purchase plans and deferred bonus plans. Some of these plans are participated in by Executive Directors, the details of which are described in the Compensation and Employee section. In addition, the following information is provided.

Share scheme	Description

Prudential Corporation Asia Long-Term Incentive Plan (PCA LTIP)	The PCA LTIP provides eligible employees with conditional awards. Awards are discretionary and on a year-by-year basis determined by Prudential's full year financial results and the employee's contribution to the business. Awards vest after three years subject to the employee being in employment. Vesting of awards may also be subject to performance conditions. All awards are made in Prudential shares, or ADRs, except for countries where share awards are not feasible due to securities and/or tax reasons, where awards will be replaced by the cash value of the shares that would otherwise have vested.
Prudential Agency Long-Term Incentive Plan	Certain agents in Asia are eligible to be granted awards under the Prudential Agency Long-Term Incentive Plan. These awards are structured in a similar way to the PCA LTIP described above.
Restricted Share Plan (RSP)
The Company operates the RSP for certain employees. Awards under this plan are discretionary, and the vesting of awards may be subject to performance conditions. All awards are made in Prudential shares or ADRs.
Deferred bonus plans
The Company operates a number of deferred bonus schemes including the Group Deferred Bonus Plan (GDBP), the Prudential Corporation Asia Deferred Bonus Plan (PCA DBP), the Prudential Capital Deferred Bonus Plan (PruCap DBP) and other arrangements. There are no performance conditions attached to deferred share awards made under these arrangements.
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
Share purchase plans
Eligible employees outside the UK are invited to participate in arrangements similar to the Company's HMRC-approved UK SIP, which allows the purchase of Prudential plc shares. Staff based in Ireland are eligible to participate in the Share Participation Plan. Staff based in Asia are eligible to participate in the Prudential Corporation Asia All Employee Share Purchase Plan.

(b)   Outstanding options and awards

The following table shows movement in outstanding options and awards under the Group's share-based compensation plans at 31 December 2017, 2016 and 2015:

	Options outstanding under SAYE schemes						Awards outstanding under incentive plans including conditional options

	2017		2016		2015		2017	2016	2015

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of awards

	millions	£	millions	£	millions	£	millions
Beginning of year:	7.1	10.74	8.8	9.44	8.6	8.29	30.2	28.4	28.8
Granted	1.4	14.55	1.4	11.04	2.2	11.11	12.7	13.9	9.9
Exercised	(1.7)	10.07	(2.0)	7.30	(1.6)	5.72	(7.3)	(10.5)	(7.9)
Forfeited	(0.1)	10.83	(0.1)	9.95	(0.2)	8.14	(1.3)	(1.5)	(2.3)
Cancelled	(0.2)	11.19	(0.8)	6.45	(0.2)	10.15	(0.1)	(0.1)	—
Lapsed/Expired	(0.1)	10.86	(0.2)	9.64	—	7.47	(0.6)	—	(0.1)

End of year	6.4	11.74	7.1	10.74	8.8	9.44	33.6	30.2	28.4

Options immediately exercisable, end of year	0.4	11.06	0.6	8.53	1.1	5.71

The weighted average share price of Prudential plc for the year ended 31 December 2017 was £17.51 compared to £13.56 for the year ended 31 December 2016 and £15.49 for the year ended 31 December 2015.

The following table provides a summary of the range of exercise prices for Prudential plc options outstanding at 31 December.

	Outstanding									Exercisable
	Number outstanding			Weighted average remaining contractual life			Weighted average exercise prices			Number exercisable			Weighted average exercise prices
	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015

	(millions)			(years)			£			(millions)			£
Between £2 and £3	—	—	0.2	—	—	0.9	—	—	2.88	—	—	—	—	—	—
Between £4 and £5	—	0.1	0.8	—	0.4	0.9	—	4.66	4.64	—	0.1	0.4	—	4.66	4.61
Between £6 and £7	—	0.2	1.0	0.4	1.4	0.9	6.29	6.29	6.29	—	—	0.7	6.29	6.29	6.29
Between £9 and £10	0.5	1.1	2.2	1.4	1.4	1.9	9.01	9.01	9.01	—	0.5	—	—	9.01	—
Between £11 and £12	4.5	5.7	4.6	2.2	2.9	3.6	11.21	11.27	11.34	0.4	—	—	11.55	—	—
Between £14 and £15	1.4	—	—	3.9	—	—	14.55	—	—	—	—	—	—	—	—

	6.4	7.1	8.8	2.5	2.6	2.6	11.74	10.74	9.44	0.4	0.6	1.1	11.06	8.53	5.71

The years shown above for weighted average remaining contractual life include the time period from end of vesting period to expiration of contract.

(c)   Fair value of options and awards

The fair value amounts estimated on the date of grant relating to all options and awards, were determined by using the following assumptions:

	2017			2016			2015
	Prudential LTIP/ RSP (TSR)	SAYE options	Other awards	Prudential LTIP (TSR)	SAYE options	Other awards	Prudential LTIP (TSR)	SAYE options	Other awards

Dividend yield (%)	—	2.85	—	—	3.19	—	—	2.35	—
Expected volatility (%)	23.17	20.15	—	29.36	25.41	—	21.48	22.73	—
Risk-free interest rate (%)	0.62	0.56	—	0.12	0.15	—	0.88	1.02	—
Expected option life (years)	—	3.49	—	—	3.70	—	—	3.79	—
Weighted average exercise price (£)	—	14.55	—	—	11.04	—	—	11.11	—
Weighted average share price at grant date (£)	16.80	17.74	—	12.82	13.94	—	16.67	13.52	—
Weighted average fair value at grant date (£)	8.30	3.29	16.12	4.41	3.05	12.57	7.97	2.95	16.28

The compensation costs for all awards and options are recognised in net income over the plans' respective vesting periods. The Group uses the Black-Scholes model to value all options and awards other than those which have TSR performance conditions attached (some Prudential LTIP and RSP awards) for which the Group uses a Monte Carlo model in order to allow for the impact of these conditions. These models are used to calculate fair values for share options and awards at the grant date based on the quoted market price of the stock at the measurement date, the amount, if any, that the employees are required to pay, the dividend yield, expected volatility, risk-free interest rates and exercise prices.

For all options and awards, the expected volatility is based on the market implied volatilities as quoted on Bloomberg. The Prudential specific at-the-money implied volatilities are adjusted to allow for the different terms and discounted exercise price on SAYE options by using information on the volatility surface of the FTSE 100.

Risk-free interest rates are taken from government bond spot rates with projections for two-year, three-year and five-year terms to match corresponding vesting periods. Dividend yields are determined as the average yield over a period of 12 months up to and including the date of grant. For awards with a TSR condition, volatilities and correlations between Prudential and a basket of 15 competitor companies is required. For grants in 2017, the average volatility for the basket of competitors was 22.93 per cent. Correlations for the basket are calculated for each pairing from the log of daily TSR returns for the three years prior to the valuation date. Market implied volatilities are used for both Prudential and the basket of competitors. Changes to the subjective input assumptions could materially affect the fair value estimate.

(d)   Share-based payment expense charged to the income statement

Total expense recognised in the year in the consolidated financial statements relating to share-based compensation is as follows:

	2017	2016	2015

	£m	£m	£m
Share-based compensation expense	158	126	111
Amount accounted for as equity-settled	158	127	110
Carrying value at 31 December of liabilities arising from share-based payment transactions	—	—	6
Intrinsic value of above liabilities for which rights had vested at 31 December	—	—	6

The group has no liabilities outstanding at the year-end relating to awards which are settled in cash.

B2.3    Key management remuneration

Key management constitutes the directors of Prudential plc as they have authority and responsibility for planning, directing and controlling the activities of the Group.

Total key management remuneration is analysed in the following table:

	2017	2016	2015

	£m	£m	£m
Salaries and short-term benefits	17.9	20.7	17.1
Post-employment benefits	1.3	1.3	1.1
Share-based payments	14.1	18.7	15.5

	33.3	40.7	33.7

The share-based payments charge comprises £8.3 million (2016: £12.9 million; 2015: £10.4 million), which is determined in accordance with IFRS 2, 'Share-based Payment' (see note B2.2) and £5.8 million (2016: £5.8 million; 2015: £5.1 million) of deferred share awards.

Total key management remuneration includes total Directors' remuneration of £40.2 million (2016: £37.9 million; 2015: £42.7 million) less LTIP releases of £15.2 million (2016: £10.1 million; 2015: £19.4 million) as shown in the 'Compensation and Employees' section. Further information on Directors' remuneration is given in the 'Compensation and Employees' section.

B2.4    Fees payable to the auditor

	2017	2016	2015

	£m	£m	£m
Fees payable to the Company's auditor for the audit of the Company's annual accounts	2.1	2.0	2.0
Fees payable to the Company's auditor and its associates for other services:
Audit of subsidiaries pursuant to legislation	8.3	7.5	7.2
Audit-related assurance services	4.3	3.9	3.1
Tax compliance services	—	0.1	0.7
Other assurance services	1.5	2.1	2.2
Services relating to corporate finance transactions	0.4	—	0.2
All other services	0.7	0.6	1.2

Total fees paid to the auditor	17.3	16.2	16.6

In addition, there were fees incurred by pension schemes of £0.1 million (2016: £0.1 million; 2015: £0.1 million) for audit services and £nil million (2016: £0.1 million; 2015: £nil) for other assurance services.

B3  Effect of changes and other accounting matters on insurance assets and liabilities

The following matters are relevant to the determination of the 2017 results:

(a)   Asia insurance operations

In 2017, the IFRS operating profit based on longer-term investment returns for Asia insurance operations included a net credit of £75 million (2016: £67 million; 2015: £62 million) representing a small number of individually minor items.

(b)   US insurance operations

Changes in the policyholder liabilities held for variable and fixed index annuity guarantees are reported as part of non-operating profit and are as described in note B1.2.

(c)   UK and Europe insurance operations

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

The IFRS credit risk allowance made for the UK shareholder-backed fixed and linked annuity business equated to 42 basis points at 31 December 2017 (2016: 43 basis points; 2015: 42 basis points). The allowance represented 28 per cent of the bond spread over swap rates (2016: 26 per cent; 2015: 25 per cent).

The reserves for credit risk allowance at 31 December 2017 for the UK shareholder-backed business were £1.6 billion (2016: £1.7 billion; 2015: £1.6 billion).

Other assumption changes

For the shareholder-backed business, in addition to the movement in the credit risk allowance discussed above, the net effect of routine changes to assumptions in 2017, was a credit of £173 million (2016: credit of £16 million; 2015: credit of £31 million).This included, amongst other items, a benefit to IFRS operating profit based on longer-term investment returns of £204 million, relating to changes to annuitant mortality assumptions primarily reflecting the adoption of the Continuous Mortality Investigation (CMI) 2015 model. Further information on changes to mortality assumptions is given in note C4.1(d).

Longevity reinsurance and other management actions

A number of management actions were taken in 2017 to improve the solvency position of the UK and Europe insurance operations and further mitigate market risk, which have generated combined profits of £276 million. Similar actions were also taken in 2016 and 2015.

Of this amount £31 million related to profit from an additional longevity reinsurance transactions covering £0.5 billion of annuity liabilities on an IFRS basis, with the balance of £245 million reflecting the effect of repositioning the fixed income portfolio and other actions. The contribution to profit from similar longevity reinsurance and other management actions in 2016 was £332 million (of which £197 million related to longevity reinsurance transactions covering £5.4 billion of IFRS annuity liabilities).

The contribution to profit from similar longevity reinsurance transactions in 2015 was £231 million, covering £6.4 billion of annuity liabilities (on a Pillar 1 basis). Other asset-related management actions generated a further £169 million in 2015.

At 31 December 2017, longevity reinsurance covered £14.4 billion of IFRS annuity liabilities equivalent to 44 per cent of total annuity liabilities (2016: £14.4 billion, 42 per cent).

With-profits sub-fund

For the with-profits sub-fund, the aggregate effect of assumption changes in 2017 was a net charge to unallocated surplus of £58 million (2016: net charge of £78 million; 2015: net charge of £114 million).

B4  Tax charge

On 22 December 2017, a significant US tax reform package, the Tax Cuts and Jobs Act, was enacted into law effective from 1 January 2018. The tax reform package as a whole, which includes a reduction in the corporate income tax rate from 35 per cent to 21 per cent, and a number of specific measures affecting US life insurers, is expected to be beneficial in the longer term. However in 2017 the changes have had an adverse impact on the tax charge attributable to shareholders in the Group's US operations and a benefit to policyholders in the with-profits fund of the UK and Europe operations, due to the requirement to remeasure deferred tax balances at the new 21 per cent rate. The 2017 impacts on the Group's income statement and on other comprehensive income of the US tax changes are set out below and the impact on the balance sheet are set out in note C8.

(a)   Total tax charge by nature of expense

The total tax charge in the income statement is as follows:

	2017			2016	2015

Tax charge	Current tax	Deferred tax	Total	Total	Total

	£m	£m	£m	£m	£m
Attributable to shareholders:
Asia operations	(164)	(89)	(253)	(256)	(179)
US operations	56	(564)	(508)	66	(240)
UK and Europe	(302)	35	(267)	(275)	(287)
Other operations	122	—	122	111	137

Tax charge attributable to shareholders' returns	(288)	(618)	(906)	(354)	(569)

Attributable to policyholders:
Asia operations	(92)	(157)	(249)	(155)	(69)
UK and Europe	(316)	(109)	(425)	(782)	(104)

Tax charge attributable to policyholders' returns	(408)	(266)	(674)	(937)	(173)

Total tax charge	(696)	(884)	(1,580)	(1,291)	(742)

The principal reason for the increase in the tax charge attributable to shareholders' returns is a £445 million deferred tax charge arising on the remeasurement of the US net deferred tax assets from

35 per cent to 21 per cent. The principal reason for the decrease in the tax charge attributable to policyholders' returns is a smaller increase in deferred tax liabilities on unrealised gains on investments in the with-profits fund of UK and Europe compared to 2016, combined with a £92 million credit following the remeasurement of US net deferred tax liabilities in the same with-profits fund.

The reconciliation of the expected to actual tax charge attributable to shareholders is provided in (b) below. The tax charge attributable to policyholders of £674 million above is equal to the profit before tax attributable to policyholders of £674 million. This is the result of accounting for policyholder income after the deduction of expenses and movement on unallocated surpluses and on an after tax basis.

The total tax charge comprises:

	2017	2016	2015

	£m	£m	£m
Current tax expense:
Corporation tax	(746)	(1,464)	(782)
Adjustments in respect of prior years	50	87	48

Total current tax charge	(696)	(1,377)	(734)

Deferred tax arising from:
Origination and reversal of temporary differences	(531)	64	(40)
Impact of changes in local statutory tax rates	(353)	6	22
Credit in respect of a previously unrecognised tax loss, tax credit or temporary difference from a prior period	—	16	10

Total deferred tax (charge) credit	(884)	86	(8)

Total tax charge	(1,580)	(1,291)	(742)

The reduction in the corporation tax expense from £1,464 million in 2016 to £746 million in 2017 principally relates to US operations where a higher tax deduction arises in 2017 as compared to 2016 in respect of derivative losses.

The 2017 impact of changes in local statutory tax rates relates to the remeasurement of US deferred tax balances following US tax reform attributable to both shareholders and policyholders.

The current tax charge of £696 million (2016: £1,377 million; 2015: £734 million) includes £59 million (2016: £53 million; 2015: £35 million) in respect of the tax charge for the Hong Kong operation. The Hong Kong current tax charge is calculated as 16.5 per cent for all periods on either (i) 5 per cent of the net insurance premium or (ii) the estimated assessable profits, depending on the nature of the business written.

The total deferred tax (charge) credit arises as follows:

	2017	2016	2015

	£m	£m	£m
Short-term temporary differences	(526)	573	(200)
Unrealised gains and losses on investments	(185)	(437)	272
Balances relating to investment and insurance contracts	(156)	(90)	(55)
Unused tax losses	(12)	36	(26)
Capital allowances	(5)	4	1

Deferred tax (charge) credit	(884)	86	(8)

The movement in the short-term temporary differences from a credit in 2016 of £573 million to a charge in 2017 of £526 million principally relates to the US operations due to the combination of the £445 million charge relating to the remeasurement of the deferred tax balances following the US tax reform changes and a £695 million deferred tax charge relating to the amortisation of US operations derivative losses, which are spread across three years for tax purposes. The unrealised gains and losses on investments charge is after including the £92 million benefit from remeasurement of deferred tax balances on unrealised gains of US investments in the with-profits funds of UK and Europe operations.

In 2017, a tax charge of £75 million (2016: credit of £10 million; 2015: credit of £338 million) attributable to shareholders has been taken through other comprehensive income. The 2017 charge includes a £190 million deferred tax charge primarily on unrealised gains on bonds held in the US operations partly offset by £134 million benefit relating to the remeasurement of US net deferred tax liabilities on the bonds

(b)   Reconciliation of shareholder effective tax rate

In the reconciliation below, the expected tax rates reflect the corporation tax rates that are expected to apply to the taxable profit of the relevant business. Where there are profits of more than one jurisdiction the expected tax rates reflect the corporation tax rates weighted by reference to the amount of profit contributing to the aggregate business result.

	2017
	Asia operations	US operations	UK and Europe	Other* operations	Total attributable to shareholders	Percentage impact on ETR

	£m	£m	£m	£m	£m
Operating profit (loss) based on longer-term investment returns	1,975	2,224	1,378	(878)	4,699
Non-operating profit (loss)	53	(1,462)	(14)	20	(1,403)

Profit (loss) before tax	2,028	762	1,364	(858)	3,296

Expected tax rate	21%	35%	19%	19%	24%
Tax at the expected rate	426	267	259	(163)	789	23.9%
Effects of recurring tax reconciliation items:
Income not taxable or taxable at concessionary rates	(64)	(11)	(2)	(14)	(91)	(2.8)%
Deductions not allowable for tax purposes	26	6	13	10	55	1.7%
Items related to taxation of life insurance businesses	(92)	(238)	(2)	—	(332)	(10.1)%
Deferred tax adjustments	11	17	(1)	(5)	22	0.7%
Effect of results of joint ventures and associates	(52)	—	(3)	—	(55)	(1.7)%
Irrecoverable withholding taxes	—	—	—	54	54	1.6%
Other	(10)	—	6	(1)	(5)	(0.1)%

Total	(181)	(226)	11	44	(352)	(10.7)%
Effects of non-recurring tax reconciliation items:
Adjustments to tax charge in relation to prior years	(3)	(15)	(3)	(3)	(24)	(0.7)%
Movements in provisions for open tax matters	19	25	—	—	44	1.3%
Impact of US tax reform	—	445	—	—	445	13.5%
Adjustments in relation to business disposals	(8)	12	—	—	4	0.1%

Total	8	467	(3)	(3)	469	14.2%

Total actual tax charge (credit)	253	508	267	(122)	906	27.4%

Analysed into:

Tax on operating profit based on longer-term investment returns	276	548	268	(121)	971
Tax on non-operating profit	(23)	(40)	(1)	(1)	(65)

Actual tax rate:
Operating profit based on longer-term investment returns:
Including non-recurring tax reconciling items	14%	25%	19%	14%	21%
Excluding non-recurring tax reconciling items	13%	24%	20%	13%	20%
Total profit	12%	67%	20%	14%	27%

*
Other operations include restructuring costs.

The more significant reconciling items are explained below:

Income not taxable or taxable at concessionary rates

£26 million of the £64 million reconciling item in Asia operations is due to non-taxable gains on domestic securities in Taiwan (no equivalent amount in 2016) with the balance principally relating to income taxable at rates lower than the expected rates in Malaysia and Singapore.

Items related to taxation of life insurance businesses

The £92 million reconciling item in Asia operations reflects where the basis of tax is not the accounting profits, primarily in:

–
Hong Kong where the taxable profit is based on the net insurance premiums; and

–
Indonesia and Philippines where investment income is subject to withholding tax at source and no further corporation tax.

It is higher than the 2016 adjustment of £20 million due to a larger proportion of profits attributable to Hong Kong.

The £238 million (full year 2016: £159 million; full year 2015: £113 million) reconciling item in US operations reflects the impact of the dividend received deduction on the taxation of profits from variable annuity business. US tax reform changes effective from 1 January 2018 are expected to reduce the level of this deduction from 2018 onwards.

Effects of results of joint ventures and associates

The £55 million reconciling item arises from the accounting requirement for inclusion in the profit before tax of Prudential's share of the profits after tax from the joint ventures and associates, with no equivalent item included in Prudential's tax charge.

Irrecoverable withholding taxes

The £54 million adverse reconciling items reflects withholding taxes on dividends paid by certain non-UK subsidiaries, principally Indonesia, to the UK. The dividends are exempt from UK tax and consequently the withholding tax cannot be offset against UK tax payments.

Movements in provisions for open tax matters

The complexity of the tax laws and regulations that relate to our businesses means that from time to time we may disagree with tax authorities on the technical interpretation of a particular area of tax law. This uncertainty means that in the normal course of business the Group will have matters whereupon ultimate resolution of the uncertainty, the amount of profit subject to tax may be greater than the amounts reflected in the Group's submitted tax returns. The statement of financial position contains the following provisions in relation to open tax matters:

£m

At 1 January 2017	(89)
Movements in the current period included in:
Tax charge attributable to shareholders	(44)
Other movements*	(6)

At 31 December 2017	(139)

*
Other movements include interest arising on open tax matters and amounts included in the Group's share of profits from joint ventures and associates, net of related tax.

Impact of US tax reform

As noted earlier, the reduction in the US corporate income tax rate from 35 per cent to 21 per cent from 1 January 2018 was substantively enacted on 22 December 2017, giving rise to a £445 million unfavourable reconciling item in US operations relating to the remeasurement of the net deferred tax asset attributable to shareholders. Separately, a £134 million benefit has been recognised in other comprehensive income. Further detail on the impact of US tax reform is provided in note C8.

	2016**
	Asia operations	US operations	UK and Europe	Other* operations	Total attributable to shareholders	Percentage impact on ETR

	£m	£m	£m	£m	£m
Operating profit (loss) based on longer-term investment returns	1,644	2,048	1,253	(689)	4,256
Non-operating (loss) profit	(460)	(1,523)	206	(204)	(1,981)

Profit (loss) before tax	1,184	525	1,459	(893)	2,275

Expected tax rate	22%	35%	20%	20%	24%
Tax at the expected rate	260	184	292	(179)	557	24.4%
Effects of recurring tax reconciliation items:
Income not taxable or taxable at concessionary rates	(31)	(18)	(13)	(5)	(67)	(2.9)%
Deductions not allowable for tax purposes	20	8	10	22	60	2.6%
Items related to taxation of life insurance businesses	(20)	(159)	(1)	—	(180)	(7.9)%
Deferred tax adjustments	(11)	—	2	(14)	(23)	(1.0)%
Effect of results of joint ventures and associates	(44)	—	(2)	—	(46)	(2.0)%
Irrecoverable withholding taxes	—	—	—	36	36	1.6%
Other	3	—	—	(7)	(4)	(0.1)%

Total	(83)	(169)	(4)	32	(224)	(9.7)%
Effects of non-recurring tax reconciliation items:
Adjustments to tax charge in relation to prior years	1	(81)	(7)	5	(82)	(3.6)%
Movements in provisions for open tax matters	20	—	—	31	51	2.2%
Impact of changes in local statutory tax rates	—	—	(6)	—	(6)	(0.2)%
Write-down of Korea life business	58	—	—	—	58	2.5%

Total	79	(81)	(13)	36	21	0.9%

Total actual tax charge (credit)	256	(66)	275	(111)	354	15.6%

Analysed into:

Tax on operating profit based on longer-term investment returns	271	467	244	(88)	894
Tax on non-operating profit	(15)	(533)	31	(23)	(540)

Actual tax rate:
Operating profit based on longer-term investment returns:
Including non-recurring tax reconciling items	16%	23%	19%	13%	21%
Excluding non-recurring tax reconciling items	15%	27%	21%	18%	22%
Total profit	22%	(13)%	19%	12%	16%

*
Other operations include restructuring costs.
**
The 2016 comparative results have been re-presented from those previously published following reassessment of the Group's operating segments as described in note B1.3.

The 2016 expected and actual tax rates as shown include the impact of the re-measurement loss on the held for sale Korea life business. The 2016 tax rates for Asia insurance operations and Group, excluding the impact of the held for sale Korea life business are as follows:

	Asia operations	Attributable to shareholders

Expected tax rate on total profit	22%	24%
Actual tax rate:
Operating profit based on longer-term investment returns	16%	21%
Total profit	18%	14%

	2015**
	Asia operations	US operations	UK and Europe	Other* operations	Total Attributable to shareholders	Percentage impact on ETR

	£m	£m	£m	£m	£m
Operating profit (loss) based on longer-term investment returns	1,286	1,702	1,636	(655)	3,969
Non-operating loss	(135)	(492)	(120)	(74)	(821)

Profit (loss) before tax	1,151	1,210	1,516	(729)	3,148

Expected tax rate	24%	35%	20%	21%	27%
Tax at the expected rate	276	424	303	(153)	850	27.0%
Effects of recurring tax reconciliation items:
Income not taxable or taxable at concessionary rates	(45)	(10)	(5)	(3)	(63)	(2.0)%
Deductions not allowable for tax purposes	16	6	10	1	33	1.0%
Items related to taxation of life insurance businesses	(20)	(113)	—	—	(133)	(4.2)%
Deferred tax adjustments	10	—	(2)	(9)	(1)	0.0%
Effect of results of joint ventures and associates	(47)	—	(3)	—	(50)	(1.6)%
Irrecoverable withholding taxes	—	1	—	27	28	0.9%
Other	(5)	(3)	8	5	5	0.1%

Total	(91)	(119)	8	21	(181)	(5.8)%
Effects of non-recurring tax reconciliation items:
Adjustments to tax charge in relation to prior years	5	(65)	(7)	—	(67)	(2.1)%
Movements in provisions for open tax matters	(6)	—	—	(5)	(11)	(0.3)%
Impact of changes in local statutory tax rates	(5)	—	(17)	—	(22)	(0.7)%

Total	(6)	(65)	(24)	(5)	(100)	(3.1)%

Total actual tax charge (credit)	179	240	287	(137)	569	18.1%

Analysed into:

Tax on operating profit based on longer-term investment returns	184	413	310	(121)	786
Tax on non-operating profit	(5)	(173)	(23)	(16)	(217)

Actual tax rate:
Operating profit based on longer-term investment returns:
Including non-recurring tax reconciling items	14%	24%	19%	18%	20%
Excluding non-recurring tax reconciling items	15%	28%	20%	18%	22%
Total profit	16%	20%	19%	19%	18%

*
Other operations include restructuring costs.
**
The 2015 comparative results have been re-presented from those previously published following reassessment of the Group's operating segments as described in note B1.3.

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

The total tax charge for linked and with-profits business includes tax expense on unit-linked and with-profits funds attributable to policyholders, the unallocated surplus of with-profits funds and the shareholders' profits. This feature arises from the basis of taxation applied to life and pension business, principally in the UK, but with similar bases applying in certain Asia operations, and is explained in the 'Basis of taxation for UK life and pension business' section below.

Furthermore, the basis of preparation of Prudential's financial statements incorporates the additional feature that, as permitted under IFRS 4, the residual equity of the Group's with-profits funds, ie unallocated surplus, is recorded as a liability with transfers to and from that liability reflected in pre-tax profits. This gives rise to anomalous effective tax rates for profits attributable to policyholders (as described in the 'Profits attributable to policyholders and related tax' section below).

In meeting the reconciliation requirements set out in paragraph 81(c) of IAS 12, the presentation shown in this disclosure note seeks to ensure that the explanation of the relationship between tax expense and accounting profit draw properly the distinction between the elements of the profit and tax charge that are attributable to policyholders and shareholders as explained in the 'Profits attributable to policyholders and related tax' and 'Reconciliation of tax charge on profit attributable to shareholders' sections respectively. Due to the nature of the basis of taxation of UK life and pension business (as described in the 'Basis of taxation for UK life and pension business' section below), and the significance of the results of the business to the Group, it is inappropriate to seek to explain the effective tax rate on profit before tax by the traditional approach that would apply for other industries.

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

The purpose of this approach is to ensure that the Company is always at a minimum taxed on the profit, as defined for taxation purposes by reference to the Company's IFRS results, that it has earned. The shareholders' portion of the long-term business is taxed at the shareholders' rate, with the remaining portion taxed at rates applicable to the policyholders.

Profits attributable to policyholders and related tax

As noted above, it is necessary under IFRS requirements to include the total tax charge of the Company (both policyholder and shareholder elements) in the tax charge disclosed in the income statement.

The tax expense attributable to policyholders is a combination of current and deferred tax charges and reflects the nature of the income and expenditure of the with-profits and unit-linked funds. The current tax charge element reflects the element for the funds, determined on the I-E basis (as described in the 'Basis of taxation for UK life and pension business' section above) that is attributable to policyholders. For policyholder deferred tax, normally the most significant element reflects the movement on unrealised appreciation on investments. These investments are accounted for under IAS 39 on a fair value through profit or loss basis with attaching deferred tax charges or credits.

For with-profits business, total pre-tax profits reflect the aggregate of profits attributable to policyholders and shareholders. However, amounts attributable to the equity of with-profits funds are carried in the liability for unallocated surplus. Also, as described in the 'Basis of taxation for UK life and pension business' section above, UK with-profits business is taxed on a basis that affects policyholders' unallocated surplus of with-profits funds and shareholders. For the PAC with-profits sub-fund, transfers to and from unallocated surplus are recorded in the income statement, so that after charging the total tax borne by the fund, the net balance reflects the statutory transfer from the fund for the year. The statutory transfer represents 10 per cent of the actuarially determined surplus for the year that is attributable to shareholders.

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

B5 Earnings per share

2017
	Note	Before tax B1.1	Tax B4	Non- controlling interests	Net of tax and non-controlling interests	Basic earnings per share	Diluted earnings per share

		£m	£m	£m	£m	Pence	Pence
Based on operating profit based on longer-term investment returns		4,699	(971)	(1)	3,727	145.2p	145.1p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(1,563)	572	—	(991)	(38.6)p	(38.6)p
Amortisation of acquisition accounting adjustments		(63)	20	—	(43)	(1.7)p	(1.7)p
Cumulative exchange gain on the sold Korea life business recycled from other comprehensive income	D1	61	—	—	61	2.4p	2.4p
Profit attaching to disposal of businesses	D1	162	(82)	—	80	3.1p	3.1p
Impact of US Tax Reform	B4	—	(445)	—	(445)	(17.3)p	(17.3)p

Based on profit for the year		3,296	(906)	(1)	2,389	93.1p	93.0p

2016
	Note	Before tax B1.1	Tax B4	Non- controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share

		£m	£m	£m	£m	Pence	Pence
Based on operating profit based on longer-term investment returns		4,256	(894)	—	3,362	131.3p	131.2p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(1,678)	519	—	(1,159)	(45.3)p	(45.2)p
Loss attaching to held for sale Korea life business	D1	(227)	(4)	—	(231)	(9.0)p	(9.0)p
Amortisation of acquisition accounting adjustments		(76)	25	—	(51)	(2.0)p	(2.0)p

Based on profit for the year		2,275	(354)	—	1,921	75.0p	75.0p

2015
	Note	Before tax B1.1	Tax B4	Non- controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share

		£m	£m		£m	Pence	Pence
Based on operating profit based on longer-term investment returns		3,969	(786)	—	3,183	124.6p	124.5p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(755)	206	—	(549)	(21.5)p	(21.5)p
Profit attaching to held for sale Korea life business	D1	56	(14)	—	42	1.7p	1.7p
Cumulative exchange loss on the sold Japan life business recycled from other comprehensive income		(46)	—	—	(46)	(1.8)p	(1.8)p
Amortisation of acquisition accounting adjustments		(76)	25	—	(51)	(2.0)p	(2.0)p

Based on profit for the year		3,148	(569)	—	2,579	101.0p	100.9p

Earnings per share are calculated based on earnings attributable to ordinary shareholders, after related tax and non-controlling interests.

The weighted average number of shares for calculating earnings per share, which excludes those held in employee share trusts and consolidated unit trusts and OEICs, is set out as below:

Weighted average number of shares for calculation of:	2017 millions	2016 millions	2015 millions

Basic earnings per share	2,567	2,560	2,553
Shares under option at end of year	6	7	9
Number of shares that would have been issued at fair value on assumed option price	(5)	(5)	(6)

Diluted earnings per share	2,568	2,562	2,556

B6 Dividends

	2017		2016		2015
	Pence per share	£m	Pence per share	£m	Pence per share	£m

Dividends relating to reporting year:
First interim ordinary dividend	14.50p	375	12.93p	333	12.31p	315
Second interim ordinary dividend	32.50p	841	30.57p	789	26.47p	681
Special dividend			—	—	10.00p	257

Total	47.00p	1,216	43.50p	1,122	48.78p	1,253

Dividends paid in reporting year:
Current year first interim ordinary dividend	14.50p	373	12.93p	332	12.31p	315
Second interim ordinary dividend/ final ordinary dividend for prior year	30.57p	786	26.47p	679	25.74p	659
Special dividend	—	—	10.00p	256	—	—

Total	45.07p	1,159	49.40p	1,267	38.05p	974

Dividend per share

For the year ended 31 December 2016 the second interim ordinary dividend of 30.57 pence per ordinary share was paid to eligible shareholders on 19 May 2017. The 2017 first interim ordinary dividend of 14.50 pence per ordinary share was paid to eligible shareholders on 28 September 2017.

The second interim ordinary dividend for the year ended 31 December 2017 of 32.50 ordinary pence per share will be paid on 18 May 2018 in sterling to shareholders on the principal register and the Irish branch register at 6.00pm BST on 3 April 2018 (Record Date), and in Hong Kong dollars to shareholders on the Hong Kong branch register at 4.30pm Hong Kong time on the Record Date (HK Shareholders). Holders of US American Depositary Receipts (US Shareholders) will be paid their dividends in US dollars on or about 25 May 2018. The second interim ordinary dividend will be paid on or about 25 May 2018 in Singapore dollars to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte) Limited (CDP) at 5.00pm Singapore time on the Record Date (SG Shareholders). The dividend payable to the HK Shareholders will be translated using the exchange rate quoted by the WM Company at the close of business on 13 March 2018. The exchange rate at which the dividend payable to the SG Shareholders will be translated into Singapore dollars, will be determined by CDP.

Shareholders on the principal register and Irish branch register will be able to participate in a Dividend Reinvestment Plan.

C Balance sheet notes

C1  Analysis of Group statement of financial position by segment

(a)   Position as at 31 December 2017

	2017

By operating segment	Note		Asia C2.1	US C2.2	UK and Europe C2.3	Unallocated to a segment (other operations) note (v)	Elimination of intra-group debtors and creditors	Group total

			£m	£m	£m	£m	£m	£m
Assets
Goodwill	C5(a	)	305	—	1,177	—	—	1,482
Deferred acquisition costs and other intangible assets	C5(b	)	2,540	8,219	210	42	—	11,011
Property, plant and equipment			125	214	447	3	—	789
Reinsurers' share of insurance contract liabilities			1,960	6,424	2,521	3	(1,235)	9,673
Deferred tax assets	C8.1		112	2,300	157	58	—	2,627
Current tax recoverable	C8.2		58	298	244	93	(80)	613
Accrued investment incomenote(i)			595	492	1,558	31	—	2,676
Other debtorsnote(i)			2,675	248	3,118	2,121	(5,199)	2,963
Investment properties			5	5	16,487	—	—	16,497
Investment in joint ventures and associates accounted for using the equity method	D6		912	—	504	—	—	1,416
Loans	C3.3		1,317	9,630	5,986	109	—	17,042
Equity securities and portfolio holdings in unit trusts			29,976	130,630	62,670	115	—	223,391
Debt securities	C3.2		40,982	35,378	92,707	2,307	—	171,374
Derivative assets			113	1,611	2,954	123	—	4,801
Other investments			—	848	4,774	—	—	5,622
Deposits			1,291	43	9,540	362	—	11,236
Assets held for sale			—	—	38	—	—	38
Cash and cash equivalentsnote(ii)			1,934	1,658	5,808	1,290	—	10,690

Total assets			84,900	197,998	210,900	6,657	(6,514)	493,941

Total equity			5,926	5,248	8,245	(3,325)	—	16,094

Liabilities
Insurance contract liabilities	C4.1		63,468	177,728	88,180	31	(1,235)	328,172
Investment contract liabilities with discretionary participation features	C4.1		337	—	62,340	—	—	62,677
Investment contract liabilities without discretionary participation features	C4.1		328	2,996	17,069	1	—	20,394
Unallocated surplus of with-profits funds	C4.1		3,474	—	13,477	—	—	16,951
Core structural borrowings of shareholder-financed operations	C6.1		—	184	—	6,096	—	6,280
Operational borrowings attributable to shareholder-financed operationsnote(iv)	C6.2		50	508	148	1,085	—	1,791
Borrowings attributable to with-profits operations	C6.2		10	—	3,706	—	—	3,716
Obligations under funding, securities lending and sale and repurchase agreements			—	4,304	1,358	—	—	5,662
Net asset value attributable to unit holders of consolidated unit trusts and similar funds			3,631	—	5,243	15	—	8,889
Deferred tax liabilities	C8.1		1,152	1,845	1,703	15	—	4,715
Current tax liabilities	C8.2		122	47	377	71	(80)	537
Accruals deferred income and other liabilitiesnote(iii)			6,069	5,109	6,609	1,597	(5,199)	14,185
Provisions	C11		254	24	784	61	—	1,123
Derivative liabilities	C3.4		79	5	1,661	1,010	—	2,755

Total liabilities			78,974	192,750	202,655	9,982	(6,514)	477,847

Total equity and liabilities			84,900	197,998	210,900	6,657	(6,514)	493,941

(b)    Position as at 31 December 2016

	2016*

By operating segment	Note		Asia C2.1	US C2.2	UK and Europe C2.3	Unallocated to a segment (other operations) note (v)	Elimination of intra-group debtors and creditors	Group total

			£m	£m	£m	£m	£m	£m
Assets
Goodwill	C5(a	)	306	16	1,306	—	—	1,628
Deferred acquisition costs and other intangible assets	C5(b	)	2,319	8,327	132	29	—	10,807
Property, plant and equipment			124	247	369	3	—	743
Reinsurers' share of insurance contract liabilities			1,539	7,224	2,590	—	(1,302)	10,051
Deferred tax assets	C8.1		107	3,979	174	55	—	4,315
Current tax recoverable	C8.2		29	101	308	2	—	440
Accrued investment incomenote(i)			549	628	1,939	37	—	3,153
Other debtorsnote(i)			2,662	304	3,233	2,130	(5,310)	3,019
Investment properties			5	6	14,635	—	—	14,646
Investment in joint ventures and associates accounted for using the equity method	D6		825	—	448	—	—	1,273
Loans	C3.3		1,303	9,735	3,572	563	—	15,173
Equity securities and portfolio holdings in unit trusts			23,599	120,747	54,177	29	—	198,552
Debt securities	C3.2		36,546	40,745	90,796	2,371	—	170,458
Derivative assets			47	834	2,927	128	—	3,936
Other investments			—	992	4,473	—	—	5,465
Deposits			1,425	49	10,705	6	—	12,185
Assets held for sale	D1		3,863	—	726	—	—	4,589
Cash and cash equivalentsnote(ii)			2,157	1,135	5,064	1,709	—	10,065

Total assets			77,405	195,069	197,574	7,062	(6,612)	470,498

Total equity			5,376	5,408	7,832	(3,949)	—	14,667

Liabilities								—
Insurance contract liabilities	C4.1		54,417	174,328	88,993	—	(1,302)	316,436
Investment contract liabilities with discretionary participation features	C4.1		347	—	52,490	—	—	52,837
Investment contract liabilities without discretionary participation features	C4.1		254	3,298	16,171	—	—	19,723
Unallocated surplus of with-profits funds	C4.1		2,667	—	11,650	—	—	14,317
Core structural borrowings of shareholder-financed operations	C6.1		—	202	—	6,596	—	6,798
Operational borrowings attributable to shareholder-financed operationsnote(iv)	C6.2		19	480	167	1,651	—	2,317
Borrowings attributable to with-profits operations	C6.2		4	—	1,345	—	—	1,349
Obligations under funding, securities lending and sale and repurchase agreements			—	3,534	1,497	—	—	5,031
Net asset value attributable to unit holders of consolidated unit trusts and similar funds			3,093	—	5,594	—	—	8,687
Deferred tax liabilities	C8.1		935	2,832	1,592	11	—	5,370
Current tax liabilities	C8.2		125	—	513	11	—	649
Accruals, deferred income and other liabilitiesnote(iii)			5,916	4,920	6,688	1,611	(5,310)	13,825
Provisions	C11		229	3	647	68	—	947
Derivative liabilities	C3.4		265	64	1,860	1,063	—	3,252
Liabilities held for sale	D1		3,758	—	535	—	—	4,293

Total liabilities			72,029	189,661	189,742	11,011	(6,612)	455,831

Total equity and liabilities			77,405	195,069	197,574	7,062	(6,612)	470,498

*
The 2016 comparative results have been re-presented from those previously published following reassessment of the Group's operating segments as described in note B1.3.

(i)    Accrued investment income and other debtors

	2017	2016

	£m	£m
Interest receivable	1,789	1,975
Other	887	1,178

Total accrued investment income	2,676	3,153

Other debtors comprises:
Amounts due from
Policyholders	408	403
Intermediaries	4	6
Reinsurers	134	90
Other	2,417	2,520

Total other debtors	2,963	3,019

Total accrued investment income and other debtors	5,639	6,172

Analysed as:
Expected to be settled within one year	4,957	5,548
Expected to be settled after one year	682	624

Total accrued investment income and other debtors	5,639	6,172

(ii)   Cash and cash equivalents

	2017	2016

	£m	£m
Cash	6,623	5,581
Cash equivalents	4,067	4,484

Total cash and cash equivalents	10,690	10,065

Analysed as:
Held centrally and available for general use by the Group	328	247
Other funds not available for general use by the Group, including funds held for the benefit of policyholders	10,362	9,818

Total cash and cash equivalents	10,690	10,065

The Group's cash and cash equivalents are held in the following currencies: pounds sterling 31 per cent, US dollars 28 per cent, Euro 24 per cent and other currencies 17 per cent (2016: pounds sterling 38 per cent, US dollars 25 per cent, Euro 20 per cent and other currencies 17 per cent).

(iii)  Accruals, deferred income and other liabilities

	2017	2016

	£m	£m
Accruals and deferred income	1,233	1,150
Other creditors	7,289	6,788
Creditors arising from direct insurance and reinsurance operations	2,296	2,520
Interest payable	100	90
Funds withheld under reinsurance of the REALIC business	2,664	2,851
Other items	603	426

Total accruals, deferred income and other liabilities	14,185	13,825

(iv)  Operational borrowings attributable to shareholder-financed operations within other operations, in respect of Prudential Capital's short-term fixed income security programme

	2017	2016

	£m	£m
Commercial paper	485	1,052
Medium Term Notes	600	599

Total Group debt represented by operational borrowings at Group level	1,085	1,651

(v)   Unallocated to a segment includes central operations, Prudential Capital and Africa operations as per note B1.3.

C2  Analysis of segment statement of financial position by business type

C2.1  Asia

		31 Dec 2017							31 Dec 2016*
		Insurance
	Note	With- profits business	Unit- linked assets and liabilities	Other business	Total	Asset management	Eliminations	Total	Total

		£m	£m	£m	£m	£m	£m	£m	£m
Assets
Goodwill		—	—	244	244	61	—	305	306
Deferred acquisition costs and other intangible assets		45	—	2,490	2,535	5	—	2,540	2,319
Property, plant and equipment		86	—	36	122	3	—	125	124
Reinsurers' share of insurance contract liabilities		76	—	1,884	1,960	—	—	1,960	1,539
Deferred tax assets		—	—	102	102	10	—	112	107
Current tax recoverable		1	2	55	58	—	—	58	29
Accrued investment income		230	53	277	560	35	—	595	549
Other debtors		1,823	169	648	2,640	67	(32)	2,675	2,662
Investment properties		—	—	5	5	—	—	5	5
Investment in joint ventures and associates accounted for using the equity method		—	—	768	768	144	—	912	825
Loans	C3.3	725	—	592	1,317	—	—	1,317	1,303
Equity securities and portfolio holdings in unit trusts		14,995	13,199	1,759	29,953	23	—	29,976	23,599
Debt securities	C3.2	24,432	3,507	13,043	40,982	—	—	40,982	36,546
Derivative assets		82	5	26	113	—	—	113	47
Deposits		246	511	499	1,256	35	—	1,291	1,425
Assets held for sale	D1	—	—	—	—	—	—	—	3,863
Cash and cash equivalents		632	287	822	1,741	193	—	1,934	2,157

Total assets		43,373	17,733	23,250	84,356	576	(32)	84,900	77,405

Total equity		—	—	5,525	5,525	401	—	5,926	5,376

Liabilities
Insurance contract liabilities		33,861	15,935	13,672	63,468	—	—	63,468	54,417
Investment contract liabilities with discretionary participation features	C4.1	337	—	—	337	—	—	337	347
Investment contract liabilities without discretionary participation features	C4.1	—	328	—	328	—	—	328	254
Unallocated surplus of with—profits funds		3,474	—	—	3,474	—	—	3,474	2,667
Operational borrowings attributable to shareholder-financed operations		—	7	43	50	—	—	50	19
Borrowings attributable to with-profits operations		10	—	—	10	—	—	10	4
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		2,152	1,219	260	3,631	—	—	3,631	3,093
Deferred tax liabilities		774	38	340	1,152	—	—	1,152	935
Current tax liabilities		24	—	81	105	17	—	122	125
Accruals, deferred income and other liabilities		2,620	206	3,207	6,033	68	(32)	6,069	5,916
Provisions		62	—	102	164	90	—	254	229
Derivative liabilities		59	—	20	79	—	—	79	265
Liabilities held for sale	D1	—	—	—	—	—	—	—	3,758

Total liabilities		43,373	17,733	17,725	78,831	175	(32)	78,974	72,029

Total equity and liabilities		43,373	17,733	23,250	84,356	576	(32)	84,900	77,405

*
The 2016 comparative results have been re-presented from those previously published following reassessment of the Group's operating segments as described in note B1.3.

Note

The statement of financial position for with-profits business comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore operations. Assets and liabilities of other participating business are included in the column for 'Other business'.

C2.2 US

		31 Dec 2017						31 Dec 2016*
		Insurance
	Note	Variable annuity separate account assets and liabilities	Fixed annuity, GIC and other business	Total	Asset management	Eliminations	Total	Total

		£m	£m	£m	£m	£m	£m	£m
Assets
Goodwill		—	—	—	—	—	—	16
Deferred acquisition costs and other intangible assets		—	8,216	8,216	3	—	8,219	8,327
Property, plant and equipment		—	209	209	5	—	214	247
Reinsurers' share of insurance contract liabilities		—	6,424	6,424	—	—	6,424	7,224
Deferred tax assets		—	2,218	2,218	82	—	2,300	3,979
Current tax recoverable		—	284	284	14	—	298	101
Accrued investment income		—	444	444	48	—	492	628
Other debtors		—	247	247	77	(76)	248	304
Investment properties		—	5	5	—	—	5	6
Loans	C3.3	—	9,630	9,630	—	—	9,630	9,735
Equity securities and portfolio holdings in unit trusts		130,528	102	130,630	—	—	130,630	120,747
Debt securities	C3.2	—	35,378	35,378	—	—	35,378	40,745
Derivative assets		—	1,611	1,611	—	—	1,611	834
Other investments		—	844	844	4	—	848	992
Deposits		—	—	—	43	—	43	49
Cash and cash equivalents		—	1,224	1,224	434	—	1,658	1,135

Total assets		130,528	66,836	197,364	710	(76)	197,998	195,069

Total equity		—	5,013	5,013	235	—	5,248	5,408

Liabilities
Insurance contract liabilities		130,528	47,200	177,728	—	—	177,728	174,328
Investment contract liabilities without discretionary participation features	C4.1	—	2,996	2,996	—	—	2,996	3,298
Core structural borrowings of shareholder-financed operations		—	184	184	—	—	184	202
Operational borrowings attributable to shareholder—financed operations		—	508	508	—	—	508	480
Obligations under funding, securities lending and sale and repurchase agreements		—	4,304	4,304	—	—	4,304	3,534
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		—	—	—	—	—	—	—
Deferred tax liabilities		—	1,844	1,844	1	—	1,845	2,832
Current tax liabilities		—	46	46	1	—	47	—
Accruals, deferred income and other liabilities		—	4,728	4,728	457	(76)	5,109	4,920
Provisions		—	8	8	16	—	24	3
Derivative liabilities		—	5	5	—	—	5	64

Total liabilities		130,528	61,823	192,351	475	(76)	192,750	189,661

Total equity and liabilities		130,528	66,836	197,364	710	(76)	197,998	195,069

*
The 2016 comparative results have been re-presented from those previously published following reassessment of the Group's operating segments as described in note B1.3.

C2.3 UK and Europe

		31 Dec 2017							31 Dec 2016*
		Insurance
			Other funds and subsidiaries
	Note	With- profits sub-funds note (i)	Unit- linked assets and liabilities	Annuity and other long-term business	Total	Asset management	Eliminations	Total	Total

		£m	£m	£m	£m	£m	£m	£m	£m
Assets
Goodwill		24	—	—	24	1,153	—	1,177	1,306
Deferred acquisition costs and other intangible assets		100	—	103	203	7	—	210	132
Property, plant and equipment		406	—	37	443	4	—	447	369
Reinsurers' share of insurance contract liabilities		1,269	133	1,119	2,521	—	—	2,521	2,590
Deferred tax assets		70	—	64	134	23	—	157	174
Current tax recoverable		63	—	181	244	—	—	244	308
Accrued investment income		892	107	553	1,552	6	—	1,558	1,939
Other debtors		1,553	76	624	2,253	941	(76)	3,118	3,233
Investment properties		14,153	682	1,652	16,487	—	—	16,487	14,635
Investment in joint ventures and associates accounted for using the equity method		464	—	—	464	40	—	504	448
Loans	C3.3	4,268	—	1,718	5,986	—	—	5,986	3,572
Equity securities and portfolio holdings in unit trusts		47,173	15,369	9	62,551	119	—	62,670	54,177
Debt securities	C3.2	50,661	6,711	35,335	92,707	—	—	92,707	90,796
Derivative assets		2,420	8	526	2,954	—	—	2,954	2,927
Other investments		4,744	11	1	4,756	18	—	4,774	4,473
Deposits		7,167	1,139	1,234	9,540	—	—	9,540	10,705
Assets held for salenote(ii)		38	—	—	38	—	—	38	726
Cash and cash equivalents		4,096	693	576	5,365	443	—	5,808	5,064

Total assets		139,561	24,929	43,732	208,222	2,754	(76)	210,900	197,574

Total equity		—	—	6,344	6,344	1,901	—	8,245	7,832

Liabilities
Insurance contract liabilities	C4.1	48,894	6,097	33,189	88,180	—	—	88,180	88,993
Investment contract liabilities with discretionary participation features	C4.1	62,323	—	17	62,340	—	—	62,340	52,490
Investment contract liabilities without discretionary participation features	C4.1	5	17,048	16	17,069	—	—	17,069	16,171
Unallocated surplus of with-profits funds	C4.1	13,477	—	—	13,477	—	—	13,477	11,650
Operational borrowings attributable to shareholder-financed operations		—	4	123	127	21	—	148	167
Borrowings attributable to with-profits operations		3,706	—	—	3,706	—	—	3,706	1,345
Obligations under funding, securities lending and sale and repurchase agreements		748	—	610	1,358	—	—	1,358	1,497
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		3,409	1,667	167	5,243	—	—	5,243	5,594
Deferred tax liabilities		1,410	—	274	1,684	19	—	1,703	1,592
Current tax liabilities		119	76	138	333	44	—	377	513
Accruals deferred income and other liabilities		4,791	36	1,293	6,120	565	(76)	6,609	6,688
Provisions		55	—	525	580	204	—	784	647
Derivative liabilities		624	1	1,036	1,661	—	—	1,661	1,860
Liabilities held for salenote(ii)		—	—	—	—	—	—	—	535

Total liabilities		139,561	24,929	37,388	201,878	853	(76)	202,655	189,742

Total equity and liabilities		139,561	24,929	43,732	208,222	2,754	(76)	210,900	197,574

*
The 2016 comparative results have been re-presented from those previously published following reassessment of the Group's operating segments as described in note B1.3.

Note

(i)
Includes the Scottish Amicable Insurance Fund which, at 31 December 2017, have total assets and liabilities of £5,768 million (2016: £6,101 million). The PAC with-profits sub-fund (WPSF) mainly contains with-profits business but it also contains some non-profit business (unit-linked, term assurances and annuities). The PAC with-profits fund includes £10.6 billion (2016: £11.2 billion) of non-profits annuities liabilities.
(ii)
The assets and liabilities held for sale for the UK and Europe insurance operations comprise the investment properties and consolidated venture investments of the PAC with-profits fund, for which the sales had been agreed but not yet completed at the year end.

C3  Assets and liabilities

C3.1  Group assets and liabilities—measurement

(a)
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

Other than the loans which have been designated at fair value through profit or loss, the loans and receivables have been shown net of provisions for impairment. The fair value of loans have been estimated from discounted cash flows expected to be received. The discount rate is updated for the market rate of interest where applicable.

The fair value of investment properties is based on market values as assessed by professionally qualified external valuers or by the Group's qualified surveyors.

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

(b)
Fair value measurement hierarchy of Group assets and liabilities

Assets and liabilities carried at fair value on the statement of financial position

The table below shows the assets and liabilities carried at fair value analysed by level of the IFRS 13 'Fair Value Measurement' defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

Financial instruments at fair value

	31 Dec 2017
	Level 1	Level 2	Level 3	Total
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs

	£m	£m	£m	£m
Analysis of financial investments, net of derivative liabilities by business type
With-profits
Loans	—	—	2,023	2,023
Equity securities and portfolio holdings in unit trusts	57,347	4,470	351	62,168
Debt securities	29,143	45,602	348	75,093
Other investments (including derivative assets)	68	3,638	3,540	7,246
Derivative liabilities	(68)	(615)	—	(683)

Total financial investments, net of derivative liabilities	86,490	53,095	6,262	145,847
Percentage of total	60%	36%	4%	100%

Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	158,631	457	10	159,098
Debt securities	4,993	5,226	—	10,219
Other investments (including derivative assets)	12	4	8	24
Derivative liabilities	—	(1)	—	(1)

Total financial investments, net of derivative liabilities	163,636	5,686	18	169,340
Percentage of total	97%	3%	0%	100%

Non-linked shareholder-backed
Loans	—	—	2,814	2,814
Equity securities and portfolio holdings in unit trusts	2,105	10	10	2,125
Debt securities	21,443	64,313	306	86,062
Other investments (including derivative assets)	7	2,270	876	3,153
Derivative liabilities	—	(1,559)	(512)	(2,071)

Total financial investments, net of derivative liabilities	23,555	65,034	3,494	92,083
Percentage of total	25%	71%	4%	100%

Group total analysis, including other financial liabilities held at fair value

Group total
Loans	—	—	4,837	4,837
Equity securities and portfolio holdings in unit trusts	218,083	4,937	371	223,391
Debt securities	55,579	115,141	654	171,374
Other investments (including derivative assets)	87	5,912	4,424	10,423
Derivative liabilities	(68)	(2,175)	(512)	(2,755)

Total financial investments, net of derivative liabilities	273,681	123,815	9,774	407,270
Investment contract liabilities without discretionary participation features held at fair value	—	(17,397)	—	(17,397)
Borrowings attributable to with-profits operations	—	—	(1,887)	(1,887)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(4,836)	(3,640)	(413)	(8,889)
Other financial liabilities held at fair value	—	—	(3,031)	(3,031)

Total financial instruments at fair value	268,845	102,778	4,443	376,066
Percentage of total	72%	27%	1%	100%

	31 Dec 2016
	Level 1	Level 2	Level 3	Total
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs

	£m	£m	£m	£m
Analysis of financial investments, net of derivative liabilities by business type
With-profits
Loans	—	—	27	27
Equity securities and portfolio holdings in unit trusts	45,181	3,669	690	49,540
Debt securities	26,227	43,880	690	70,797
Other investments (including derivative assets)	58	3,357	3,443	6,858
Derivative liabilities	(51)	(1,025)	—	(1,076)

Total financial investments, net of derivative liabilities	71,415	49,881	4,850	126,146
Percentage of total	56%	40%	4%	100%

Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	146,637	374	22	147,033
Debt securities	5,136	4,462	—	9,598
Other investments (including derivative assets)	6	8	5	19
Derivative liabilities	(4)	(24)	—	(28)

Total financial investments, net of derivative liabilities	151,775	4,820	27	156,622
Percentage of total	97%	3%	0%	100%

Non-linked shareholder-backed
Loans	—	276	2,672	2,948
Equity securities and portfolio holdings in unit trusts	1,966	3	10	1,979
Debt securities	21,896	67,915	252	90,063
Other investments (including derivative assets)	—	1,492	1,032	2,524
Derivative liabilities	(9)	(1,623)	(516)	(2,148)

Total financial investments, net of derivative liabilities	23,853	68,063	3,450	95,366
Percentage of total	25%	71%	4%	100%

Group total analysis, including other financial liabilities held at fair value

Group total
Loans	—	276	2,699	2,975
Equity securities and portfolio holdings in unit trusts	193,784	4,046	722	198,552
Debt securities	53,259	116,257	942	170,458
Other investments (including derivative assets)	64	4,857	4,480	9,401
Derivative liabilities	(64)	(2,672)	(516)	(3,252)

Total financial investments, net of derivative liabilities	247,043	122,764	8,327	378,134
Investment contract liabilities without discretionary participation features held at fair value	—	(16,425)	—	(16,425)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(4,217)	(3,587)	(883)	(8,687)
Other financial liabilities held at fair value	—	(385)	(2,851)	(3,236)

Total financial instruments at fair value	242,826	102,367	4,593	349,786
Percentage of total	70%	29%	1%	100%

All assets and liabilities held at fair value are classified as fair value through profit or loss, except for £35,293 million (2016: £40,645 million) of debt securities classified as available-for-sale.

The Korea life business was classified as held for sale in 2016, with the sale completed in May 2017. The assets and liabilities held for sale on the consolidated statement of financial position at 31 December 2016 in respect of Korea life business included a net financial instruments balance of £3,200 million, primarily for equity securities and debt securities. Of this amount, £2,763 million was classified as level 1 and £437 million as level 2.

Investment properties at fair value

	31 December
	Level 1	Level 2	Level 3	Total
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs

	£m	£m	£m	£m
2017	—	—	16,497	16,497
2016	—	—	14,646	14,646

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

	31 Dec 2017
	Level 1	Level 2	Level 3	Total fair value	Total carrying value
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs

	£m	£m	£m	£m	£m
Assets
Loansnote(i)	—	2,756	10,183	12,939	12,205
Liabilities
Investment contract liabilities without discretionary participation features	—	—	(3,032)	(3,032)	(2,997)
Core structural borrowings of shareholder-financed operationsnote(ii)	—	(7,023)	—	(7,023)	(6,280)
Operational borrowings attributable to shareholder-financed operations	—	(1,788)	(3)	(1,791)	(1,791)
Borrowings attributable to the with-profits funds	—	(1,761)	(71)	(1,832)	(1,829)
Obligations under funding, securities lending and sale and repurchase agreements	—	(1,410)	(4,318)	(5,728)	(5,662)

	31 Dec 2016
	Level 1	Level 2	Level 3	Total fair value	Total carrying value
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs

	£m	£m	£m	£m	£m
Assets
Loansnote(i)	—	4,062	8,846	12,908	12,198
Liabilities
Investment contract liabilities without discretionary participation features	—	—	(3,333)	(3,333)	(3,298)
Core structural borrowings of shareholder-financed operationsnote(ii)	—	(7,220)	—	(7,220)	(6,798)
Operational borrowings attributable to shareholder-financed operations	—	(2,313)	(4)	(2,317)	(2,317)
Borrowings attributable to the with-profits funds	—	(1,220)	(133)	(1,353)	(1,349)
Obligations under funding, securities lending and sale and repurchase agreements	—	(1,926)	(3,140)	(5,066)	(5,031)

Notes

(i)
The carrying value of loans and receivables are reported net of allowance for loan losses of £28 million (2016: £15 million).
(ii)
As at 31 December 2017, £312 million (2016: £306 million) of convertible bonds were included in debt securities and £1,311 million (2016: £1,455 million) were included in borrowings.

The fair value of the assets and liabilities in the table above, with the exception of the subordinated and senior debt issued by the parent company, has been estimated from the discounted cash flows expected to be received or paid. Where appropriate, the observable market interest rate has been used and the assets and liabilities are classified within level 2. Otherwise, they are included as level 3 assets or liabilities. During 2017, the assumptions applied within the discounted cash flow model used to value the equity release mortgage loans held by the UK insurance operations were refined to reflect developing market practice, including consideration of the Prudential Regulation Authority's industry wide review in this area and resulting guidance. This refinement incorporates inputs relevant to determining the discount rate that are not market observable. As a result, these loans (£1,429 million at 31 December 2017) have been transferred from level 2 to level 3 in the table above.

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

Pricing services, where available, are used to obtain the third-party broker quotes. Where pricing service providers are used, a single valuation is obtained and applied.

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

Of the total level 2 debt securities of £115,141 million at 31 December 2017 (2016: £116,257 million), £13,910 million are valued internally (2016: £12,708 million). The majority of such securities are valued using matrix pricing, which is based on assessing the credit quality of the underlying borrower to derive a suitable discount rate relative to government securities of a comparable duration. Under matrix pricing, the debt securities are priced taking the credit spreads on comparable quoted public debt securities and applying these to the equivalent debt instruments factoring in a specified liquidity premium. The majority of the parameters used in this valuation technique are readily observable in the market and, therefore, are not subject to interpretation.

(d)
Fair value measurements for level 3 fair valued assets and liabilities

Reconciliation of movements in level 3 assets and liabilities measured at fair value

The following table reconciles the value of level 3 fair valued assets and liabilities at 1 January 2017 to that presented at 31 December 2017.

Financial instruments at fair value

	At 1 Jan	Total gains/ (losses) in income statement	Total (losses)/ gains recorded as other compre- hensive income	Purchases	Sales	Settled	Issued	Transfers into level 3	Transfers out of level 3	At 31 Dec

	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
2017
Loans	2,699	17	(235)	2,129	—	(311)	236	302	—	4,837
Equity securities and portfolio holdings in unit trusts	722	11	(5)	186	(468)	(6)	—	1	(70)	371
Debt securities	942	51	(11)	216	(522)	—	—	—	(22)	654
Other investments (including derivative assets)	4,480	73	(133)	727	(725)	—	—	2	—	4,424
Derivative liabilities	(516)	4	—	—	—	—	—	—	—	(512)

Total financial investments, net of derivative liabilities	8,327	156	(384)	3,258	(1,715)	(317)	236	305	(92)	9,774
Borrowings attributable to with-profits operations	—	(13)	—	—	—	115	(1,989)	—	—	(1,887)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(883)	(559)	—	(13)	—	1,276	(234)	—	—	(413)
Other financial liabilities	(2,851)	14	250	—	—	252	(311)	(385)	—	(3,031)

Total financial instruments at fair value	4,593	(402)	(134)	3,245	(1,715)	1,326	(2,298)	(80)	(92)	4,443

2016
Loans	2,183	2	427	—	—	(123)	210	—	—	2,699
Equity securities and portfolio holdings in unit trusts	607	59	(20)	153	(133)	(9)	—	65	—	722
Debt securities	778	85	11	185	(75)	(37)	—	—	(5)	942
Other investments (including derivative assets)	4,276	359	443	720	(1,002)	—	—	73	(389)	4,480
Derivative liabilities	(353)	(163)	—	—	—	—	—	—	—	(516)

Total financial investments, net of derivative liabilities	7,491	342	861	1,058	(1,210)	(169)	210	138	(394)	8,327
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,036)	(18)	(2)	—	24	271	(122)	—	—	(883)
Other financial liabilities	(2,347)	(4)	(457)	—	—	259	(302)	—	—	(2,851)

Total financial instruments at fair value	4,108	320	402	1,058	(1,186)	361	(214)	138	(394)	4,593

Of the total net losses and gains in the income statement of £(402) million (2016: £320 million), £(139) million (2016: £242 million) relates to net unrealised gains and losses of financial instruments still held at the end of the year, which can be analysed as follows:

	2017	2016

	£m	£m
Loans	20	—
Equity securities	(12)	8
Debt securities	(5)	71
Other investments	(22)	182
Derivative liabilities	4	—
Borrowings attributable to with-profit operations	(13)	—
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(123)	(18)
Other financial liabilities	12	(1)

Total	(139)	242

Other assets at fair value—investment properties

	At 1 Jan	Total gains in income statement	Total (losses)/ gains in other compre- hensive income	Purchases	Sales	Transfers into level 3	Transfers out of level 3	At 31 Dec

	£m	£m	£m	£m	£m	£m	£m	£m
2017	14,646	415	(21)	2,048	(591)	—	—	16,497
2016	13,422	273	97	1,527	(632)	—	(41)	14,646

Of the total net losses and gains in the income statement of £415 million (2016: £273 million), £394 million (2016: £286 million) relates to net unrealised gains of investment properties still held at the end of the year.

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

The fair value estimates are made at a specific point in time, based upon available market information and judgements about the financial instruments, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time a significant volume of a particular financial instrument, nor do they consider the tax impact of the realisation of unrealised gains or losses from selling the financial instrument being fair valued. In some cases the disclosed value cannot be realised in immediate settlement of the financial instrument.

In accordance with the Group's risk management framework, the estimated fair value of derivative financial instruments valued internally using standard market practices are subject to assessment against external counterparties' valuations.

At 31 December 2017, the Group held £4,443 million (2016: £4,593 million) of net financial instruments at fair value within level 3. This represents 1 per cent (2016: 1 per cent) of the total fair valued financial assets net of fair valued financial liabilities.

The net financial instruments at fair value within level 3 at 31 December 2017 include £1,983 million of loans and a corresponding £1,887 million of borrowings held by a subsidiary of the Group's UK with-profits fund, attaching to a portfolio of buy-to-let mortgages and other loans financed largely by external third-party (non-recourse) borrowings (see note C3.3(c) for further details). The Group's exposure is limited to the investment held by the UK with-profits fund, rather than to the individual loans and borrowings themselves. The fair value movements of these loans and borrowings have no effect on shareholders' profit and equity. The most significant non observable inputs to the mortgage fair value are the level of future defaults and prepayments by the mortgage holders.

Also included within these amounts are loans of £2,512 million at 31 December 2017 (2016: £2,672 million), measured as the loan outstanding balance, plus accrued investment income, attached to REALIC and held to back the liabilities for funds withheld under reinsurance arrangements. The funds withheld liability of £2,664 million at 31 December 2017 (2016: £2,851 million) is also classified within level 3, accounted for on a fair value basis being equivalent to the carrying value of the underlying assets.

Excluding the loans and funds withheld liability under REALIC's reinsurance arrangements as described above, which amounted to a net liability of £(152) million (2016: £(179) million), the level 3 fair valued financial assets net of financial liabilities are £4,595 million (2016: £4,772 million). Of this amount, a net asset of £117 million (2016: net asset of £72 million) is internally valued, representing less than 0.1 per cent of the total fair valued financial assets net of financial liabilities (2016: less than 0.1 per cent). Internal valuations are inherently more subjective than external valuations. Included within these internally valued net asset/liability are:

  (a)
  Debt securities of £500 million (2016: £422 million), which are either valued on a discounted cash flow method with an internally developed discount rate or on external prices adjusted to reflect the specific known conditions relating to these securities (eg distressed securities or securities which were being restructured).

  (b)
  Private equity and venture investments in both debt and equity securities of £217 million (2016: £956 million) which are valued internally using discounted cash flows based on management information available for these investments. The significant unobservable inputs include the determination of expected future cash flows on the investments being valued, determination of the probability of counterparty default and prepayments and the selection of appropriate discount rates. The valuation is performed in accordance with International Private Equity and Venture Capital Association Valuation guidelines. These investments were principally held by consolidated investment funds that are managed on behalf of third parties.

  (c)
  Equity release mortgage loans of £366 million (2016: £276 million classified as level 2) which are valued internally using the discounted cash flow models. The inputs that are significant to the valuation of these investments are primarily the economic assumptions, being the discount rate (risk-free rate plus a liquidity premium) and property values. See below for the explanation of the transfer of these investments from level 2 into level 3 during the year.

  (d)
  Liabilities of £(403) million (2016: £(883) million) for the net asset value attributable to external unit holders in respect of the consolidated investment funds, which are non-recourse to the Group. These liabilities are valued by reference to the underlying assets.

  (e)
  Derivative liabilities of £(512) million (2016: £(516) million) which are valued internally using the discounted cash flow method in line with standard market practices but are subject to independent assessment against external counterparties' valuations.

  (f)
  Other sundry individual financial investments of £81 million (2016: £93 million).

Of the internally valued net asset referred to above of £117 million (2016: net asset of £72 million):

  (a)
  A net asset of £67 million (2016: £315 million) is held by the Group's participating funds and therefore shareholders' profit and equity are not impacted by movements in the valuation of these financial instruments.

  (b)
  A net liability of £(184) million (2016: £(243) million) is held to support non-linked shareholder-backed business. If the value of all the level 3 instruments held to support non-linked shareholder-backed business valued internally decreased by 10 per cent, the change in valuation would be £18 million (2016: £24 million), which would reduce shareholders' equity by this amount before tax. All this amount passes through the income statement substantially as part of short-term fluctuations in investment returns outside of operating profit.

Other assets at fair value—investment properties

The investment properties of the Group are principally held by the UK and Europe insurance operations that are externally valued by professionally qualified external valuers using the Royal Institution of Chartered Surveyors (RICS) valuation standards. An 'income capitalisation' technique is predominantly applied for these properties. This technique calculates the value through the yield and rental value depending on factors such as the lease length, building quality, covenant and location. The variables used are compared to recent transactions with similar features to those of the Group's investment properties. As the comparisons are not with properties that are virtually identical to the Group's investment properties, adjustments are made by the valuers where appropriate to the variables used. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of the properties.

(e)
Transfers into and transfers out of levels

The Group's policy is to recognise transfers into and transfers out of levels as of the end of each half year reporting period except for material transfers which are recognised as of the date of the event or change in circumstances that caused the transfer.

During the year, the transfers between levels within the Group's portfolio were primarily transfers from level 1 to level 2 of £1,389 million and transfers from level 2 to level 1 of £411 million. These transfers which relate to equity securities and debt securities arose to reflect the change in the observed valuation inputs and in certain cases, the change in the level of trading activities of the securities.

In addition, in 2017, the transfers into level 3 were a net liability of £(80) million and the transfers out of level 3 were £92 million. The transfers into level 3 include a transfer from level 2 of a net liability of £(83) million relating to the equity release mortgage loans of £302 million and a corresponding liability of £(385) million held by the UK insurance operations that are carried at fair value through profit or loss. During 2017, the assumptions used within the discounted cash flow model used to value these loans were refined to reflect developing market practice, including consideration of the Prudential Regulation Authority's industry-wide review in this area and resulting guidance. This refinement incorporates inputs relevant to determining the discount rate that are not market observable. As a result, the loans were reclassified as level 3. There was no material difference in the fair value of these loans recognised in 2017, arising from this change in the valuation model.

(f)
Valuation processes applied by the Group

The Group's valuation policies, procedures and analyses for instruments categorised as level 3 are overseen by Business Unit committees as part of the Group's wider financial reporting governance processes. The procedures undertaken include approval of valuation methodologies, verification processes, and resolution of significant or complex valuation issues. In undertaking these activities the Group makes use of the extensive expertise of its asset management functions. In addition the Group has minimum standards for independent price verification to ensure valuation accuracy is regularly independently verified. Adherence to this policy is monitored across the business units.

C3.2  Debt securities

This note provides analysis of the Group's debt securities, including asset-backed securities and sovereign debt securities.

With the exception of certain debt securities for US insurance operations classified as 'available-for-sale' under IAS 39 as disclosed in notes C3.2 (b) to (d) below, the Group's debt securities are carried at fair value through profit or loss.

(a)
Credit rating

Debt securities are analysed below according to external credit ratings issued, with equivalent ratings issued by different ratings agencies grouped together. Standard and Poor's ratings have been used where available, if this isn't the case Moody's and then Fitch have been used as alternatives. In the table below, AAA is the highest possible rating. Investment grade financial assets are classified within the range of AAA to BBB- ratings. Financial assets which fall outside this range are classified as below BBB-. Debt securities with no external credit rating are classified as 'Other'.

	2017
	AAA	AA+ to AA–	A+ to A–	BBB+ to BBB–	Below BBB–	Other	Total

	£m	£m	£m	£m	£m	£m	£m
Asia
With-profits	2,504	10,641	3,846	3,234	1,810	2,397	24,432
Unit-linked	528	103	510	1,429	372	565	3,507
Non-linked shareholder-backed	990	2,925	3,226	2,970	1,879	1,053	13,043
US
Non-linked shareholder-backed	368	6,352	9,578	12,311	1,000	5,769	35,378
UK and Europe
With-profits	6,492	9,378	11,666	12,856	2,877	7,392	50,661
Unit-linked	670	2,732	1,308	1,793	91	117	6,711
Non-linked shareholder-backed	5,118	11,005	9,625	3,267	258	6,062	35,335
Other operations	742	1,264	182	67	36	16	2,307

Total debt securities	17,412	44,400	39,941	37,927	8,323	23,371	171,374

	2016
	AAA	AA+ to AA–	A+ to A–	BBB+ to BBB–	Below BBB–	Other	Total

	£m	£m	£m	£m	£m	£m	£m
Asia
With-profits	3,183	8,522	3,560	2,996	1,887	1,713	21,861
Unit-linked	448	112	525	1,321	494	421	3,321
Non-linked shareholder-backed	1,082	2,435	2,864	2,388	1,680	915	11,364
US
Non-linked shareholder-backed	445	7,932	10,609	13,950	1,009	6,800	40,745
UK and Europe
With-profits	5,740	9,746	10,679	12,798	3,289	6,684	48,936
Unit-linked	461	2,660	1,158	1,699	212	87	6,277
Non-linked shareholder-backed	4,238	10,371	10,558	4,515	397	5,504	35,583
Other operations	830	1,190	242	97	10	2	2,371

Total debt securities	16,427	42,968	40,195	39,764	8,978	22,126	170,458

        The credit ratings, information or data contained in this report which are attributed and specifically provided by S&P, Moody's and Fitch Solutions and their respective affiliates and suppliers ('Content Providers') is referred to here as the 'Content'. Reproduction of any Content in any form is prohibited except with the prior written permission of the relevant party. The Content Providers do not guarantee the accuracy, adequacy, completeness, timeliness or availability of any Content and are not responsible for any errors or omissions (negligent or otherwise), regardless of the cause, or for the results obtained from the use of such Content. The Content Providers expressly disclaim liability for any damages, costs, expenses, legal fees, or losses (including lost income or lost profit and opportunity costs) in connection with any use of the Content. A reference to a particular investment or security, a rating or any observation concerning an investment that is part of the Content is not a recommendation to buy, sell or hold any such investment or security, nor does it address the suitability an investment or security and should not be relied on as investment advice.

Securities with credit ratings classified as 'Other' can be further analysed as follows:

	2017	2016

	£m	£m
Asia—non-linked shareholder-backed
Internally rated
Government bonds	25	63
Corporate bonds—rated as investment grade by local external ratings agencies	959	757
Other	69	95

Total Asia non-linked shareholder-backed	1,053	915

US	Mortgage — backed securities	Other securities	2017 total	2016 total

	£m	£m	£m	£m
Implicit ratings of other US debt securities based on NAIC* valuations (see below)
NAIC 1	1,843	2,075	3,918	4,759
NAIC 2	22	1,772	1,794	1,909
NAIC 3-6	3	54	57	132

Total US	1,868	3,901	5,769	6,800

*
The Securities Valuation Office of the NAIC classifies debt securities into six quality categories ranging from Class 1 (the highest) to Class 6 (the lowest). Performing securities are designated as Classes 1 to 5 and securities in or near default are designated Class 6.

	2017	2016

	£m	£m
UK and Europe
Internal ratings or unrated
AAA to A–	7,994	6,939
BBB to B–	3,141	3,257
Below B– or unrated	2,436	2,079

Total UK and Europe	13,571	12,275

In addition to the debt securities shown above, the assets held for sale on the consolidated statement of financial position at 31 December 2016 in respect of Korea life business included a debt securities balance of £652 million.

(b)
Additional analysis of US insurance operations debt securities

	2017	2016

	£m	£m
Corporate and government security and commercial loans:
Government	4,835	5,856
Publicly traded and SEC Rule 144A securities*	22,849	25,992
Non-SEC Rule 144A securities	4,468	4,576
Asset backed securities (see note (e))	3,226	4,321

Total US debt securities†	35,378	40,745

*
A 1990 SEC rule that facilitates the resale of privately placed securities under Rule 144A that are without SEC registration to qualified institutional investors. The rule was designed to develop a more liquid and efficient institutional resale market for unregistered securities.
†
Debt securities for US operations included in the statement of financial position comprise:

	2017	2016

	£m	£m
Available-for-sale	35,293	40,645
Fair value through profit or loss:
Securities held to back liabilities for funds withheld under reinsurance arrangement	85	100

	35,378	40,745

Realised gains and losses, including impairments, recorded in the income statement are as shown in note B1.2 of this report.

(c)
Movements in unrealised gains and losses on Jackson available-for-sale securities

The movement in the statement of financial position value for debt securities classified as available-for-sale was from a net unrealised gain of £676 million to a net unrealised gain of £1,205 million as analysed in the table below.

	2017	Foreign exchange translation	Changes in unrealised appreciation**	2016

		Reflected as part of movement in other comprehensive income

	£m	£m	£m	£m
Assets fair valued at below book value
Book value*	6,325			14,617
Unrealised gain (loss)	(106)	33	536	(675)

Fair value (as included in statement of financial position)	6,219			13,942

Assets fair valued at or above book value
Book value*	27,763			25,352
Unrealised gain (loss)	1,311	(121)	81	1,351

Fair value (as included in statement of financial position)	29,074			26,703

Total
Book value*	34,088			39,969
Net unrealised gain (loss)	1,205	(88)	617	676

Fair value (as included in the footnote above in the overview table and the statement of financial position)	35,293			40,645

*
Book value represents cost/amortised cost of the debt securities.

**
Translated at the average rate of US$1.2889: £1.00.

(d)   US debt securities classified as available-for-sale in an unrealised loss position

(i)
Fair value of securities as a percentage of book value

The following table shows the fair value of the debt securities in a gross unrealised loss position for various percentages of book value:

	2017		2016
	Fair value	Unrealised loss	Fair value	Unrealised loss

	£m	£m	£m	£m
Between 90% and 100%	6,170	(95)	12,326	(405)
Between 80% and 90%	36	(6)	1,598	(259)
Below 80%:

Residential mortgage-backed securities—sub-prime	—	—	—	—
Commercial mortgage-backed securities	—	—	8	(3)
Other asset-backed securities	10	(4)	9	(8)
Government bonds	—	—	—	—
Corporates	3	(1)	1

	13	(5)	18	(11)

Total	6,219	(106)	13,942	(675)

(ii)
Unrealised losses by maturity of security

	2017	2016

	£m	£m
1 year to 5 years	(7)	(7)
5 years to 10 years	(41)	(118)
More than 10 years	(39)	(510)
Mortgage-backed and other debt securities	(19)	(40)

Total	(106)	(675)

(iii)
Age analysis of unrealised losses for the periods indicated

The following table shows the age analysis of all the unrealised losses in the portfolio by reference to the length of time the securities have been in an unrealised loss position:

	2017			2016
	Non- investment grade	Investment grade	Total	Non- investment grade	Investment grade	Total

	£m	£m	£m	£m	£m	£m
Less than 6 months	(4)	(31)	(35)	(3)	(599)	(602)
6 months to 1 year	(1)	(4)	(5)	—	(2)	(2)
1 year to 2 years	—	(49)	(49)	(4)	(27)	(31)
2 years to 3 years	(1)	(6)	(7)	(2)	(1)	(3)
More than 3 years	—	(10)	(10)	(2)	(35)	(37)

Total	(6)	(100)	(106)	(11)	(664)	(675)

Further, the following table shows the age analysis as at 31 December, of the securities whose fair values were below 80 per cent of the book value:

	2017		2016
Age analysis	Fair value	Unrealised loss	Fair value	Unrealised loss

	£m	£m	£m	£m
Less than 3 months	2	—	1	—
3 months to 6 months	1	(1)	—	—
More than 6 months	10	(4)	17	(11)

	13	(5)	18	(11)

(e)   Asset-backed securities

The Group's holdings in Asset-Backed Securities (ABS), which comprise Residential Mortgage-Backed Securities (RMBS), Commercial Mortgage-Backed Securities (CMBS), Collateralised Debt Obligations (CDO) funds and other asset-backed securities, at 31 December are as follows:

	2017	2016

	£m	£m
Shareholder-backed operations
Asia operationsnote(i)	118	130
US operationsnote(ii)	3,226	4,321
UK and Europe operations (2017: 34% AAA, 16% AA)note(iii)	1,070	1,464
Other operationsnote(iv)	589	771

	5,003	6,686

With-profits operations
Asia operationsnote(i)	233	357
UK and Europe operations (2017: 58% AAA, 10% AA)note(iii)	5,658	5,177

	5,891	5,534

Total	10,894	12,220

Notes

(i)
Asia operations

  The Asia operations' exposure to asset-backed securities is primarily held by the with-profits operations. Of the £233 million, 98 per cent (2016: 99 per cent) are investment grade.

(ii)
US operations

  US operations' exposure to asset-backed securities at 31 December comprises:

	2017	2016

	£m	£m
RMBS
Sub-prime (2017: 2% AAA, 4% AA, 3% A)	112	180
Alt-A (2017: 3% AAA, 3% A)	126	177
Prime including agency (2017: 70% AA, 4% A)	440	675
CMBS (2017: 82% AAA, 15% AA, 1% A)	1,579	2,234
CDO funds (2017: 49% AA, 31% A), including £nil exposure to sub-prime	28	50
Other ABS (2017: 21% AAA, 14% AA, 50% A), including £96 million exposure to sub-prime	941	1,005

Total	3,226	4,321

(iii)
UK and Europe operations

  The majority of holdings of the shareholder-backed business are UK securities and relate to PAC's annuity business. Of the holdings of the with-profits operations, £1,913 million (2016: £1,623 million) relates to exposure to the US markets with the remaining exposure being primarily to the UK market.

(iv)
Other operations

Other operations' exposure to asset-backed securities is held by Prudential Capital with no sub-prime exposure. Of the £589 million, 96 per cent (2016: 95 per cent) are graded AAA.

(f)   Group sovereign debt and bank debt exposure

The Group exposures held by the shareholder-backed business and with-profits funds in sovereign debts and bank debt securities at 31 December are analysed as follows:

Exposure to sovereign debts

	2017		2016
	Shareholder- backed business	With-profits funds	Shareholder- backed business	With-profits funds

	£m	£m	£m	£m
Italy	58	63	56	61
Spain	34	18	33	18
France	23	38	22	—
Germany*	693	301	573	329
Other Eurozone	82	31	83	33

Total Eurozone	890	451	767	441
United Kingdom	5,918	3,287	5,510	2,868
United States**	5,078	10,156	6,861	9,008
Other, including Asia	4,638	2,143	3,979	2,079

Total	16,524	16,037	17,117	14,396

*
Including bonds guaranteed by the federal government.
**
The exposure to the United States sovereign debt comprises holdings of the US, UK and Europe and Asia insurance operations.

Exposure to bank debt securities

	2017
	Senior debt			Subordinated debt
Shareholder-backed business	Covered	Senior	Total senior debt	Tier 1	Tier 2	Total subordinated debt	2017 total	2016 total

	£m	£m	£m	£m	£m	£m	£m	£m
Italy	—	—	—	—	—	—	—	32
Spain	42	26	68	—	—	—	68	170
France	28	41	69	10	7	17	86	166
Germany	30	—	30	—	87	87	117	124
Netherlands	—	65	65	—	6	6	71	50
Other Eurozone	15	—	15	—	—	—	15	19

Total Eurozone	115	132	247	10	100	110	357	561
United Kingdom	695	374	1,069	5	308	313	1,382	1,174
United States	—	2,457	2,457	1	161	162	2,619	2,684
Other, including Asia	17	652	669	93	401	494	1,163	1,018

Total	827	3,615	4,442	109	970	1,079	5,521	5,437

With-profits funds
Italy	—	31	31	—	—	—	31	62
Spain	—	16	16	—	—	—	16	213
France	9	213	222	—	64	64	286	213
Germany	120	24	144	—	36	36	180	114
Netherlands	—	188	188	5	6	11	199	202
Other Eurozone	—	27	27	—	—	—	27	31

Total Eurozone	129	499	628	5	106	111	739	835
United Kingdom	859	592	1,451	3	484	487	1,938	1,396
United States	—	2,205	2,205	17	296	313	2,518	2,229
Other, including Asia	532	1,256	1,788	290	453	743	2,531	1,992

Total	1,520	4,552	6,072	315	1,339	1,654	7,726	6,452

The tables above exclude assets held to cover linked liabilities and those of the consolidated unit trusts and similar funds. In addition, the tables above exclude the proportionate share of sovereign debt holdings of the Group's joint venture operations.

(g)   Impairment of US available-for-sale debt securities and other financial assets

In accordance with the Group's accounting policy set out in note A3.1, impairment reviews were performed for available-for-sale securities and loans and receivables.

During the year ended 31 December 2017, net impairment credit of £1 million (2016: charge of £(44) million; 2015: charge of £(35) million) were recognised for available-for-sale securities and loans and receivables analysed as follows:

	2017	2016	2015

	£m	£m	£m
Available-for-sale debt securities held by Jackson	8	(20)	(19)
Loans and receivables*	(7)	(24)	(16)

Net credit (charge) for impairment net of reversals	1	(44)	(35)

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

In 2017, the Group realised gross losses on sales of available-for-sale securities of £155 million (2016: £152 million; 2015: £85 million) with 97 per cent (2016: 59 per cent; 2015: 57 per cent) of these losses related to the disposal of fixed maturity securities of the top 10 individual issuers, which were disposed of as part of risk reduction programmes intended to limit future credit loss exposure. Of the £155 million (2016: £152 million; 2015: £85 million), £3 million (2016: £94 million; 2015: £54 million) relates to losses on sales of impaired and deteriorating securities.

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

For 2017, the amount of gross unrealised losses for fixed maturity securities classified as available-for-sale under IFRS in an unrealised loss position was £106 million (2016: £675 million; 2015: £673 million). Note B1.2 provides further details on the impairment charges and unrealised losses of Jackson's available-for-sale securities.

C3.3  Loans portfolio

(a)
Overview of loans portfolio

Loans are accounted for at amortised cost net of impairment except for:

–
Certain mortgage loans which have been designated at fair value through profit or loss of the UK and Europe insurance operations as this loan portfolio is managed and evaluated on a fair value basis; and

–
Certain policy loans of the US insurance operations that are held to back liabilities for funds withheld under reinsurance arrangements and are also accounted on a fair value basis.

The amounts included in the statement of financial position are analysed as follows:

	2017				2016
	Mortgage loans*	Policy loans**	Other loans†	Total	Mortgage loans*	Policy loans**	Other loans†	Total

	£m	£m	£m	£m	£m	£m	£m	£m
Asia
With-profits	—	613	112	725	—	577	113	690
Non-linked shareholder-backed	177	216	199	592	179	226	208	613
US
Non-linked shareholder-backed	6,236	3,394	—	9,630	6,055	3,680	—	9,735
UK and Europe
With-profits	2,441	4	1,823	4,268	668	6	1,218	1,892
Non-linked shareholder-backed	1,681	—	37	1,718	1,642	—	38	1,680
Other operations	—	—	109	109	—	—	563	563

Total loans securities	10,535	4,227	2,280	17,042	8,544	4,489	2,140	15,173

*
All mortgage loans are secured by properties.
**
In the US £2,512 million (2016: £2,672 million) policy loans are backing liabilities for funds withheld under reinsurance arrangements and are accounted for at fair value through profit or loss. All other policy loans are accounted for at amortised cost, less any impairment.
†
Other loans held in UK with-profits funds are commercial loans and comprise mainly syndicated loans. The majority of other loans in shareholder-backed business in Asia are commercial loans held by the Malaysia operation and which are all investment graded by two local rating agencies.
(b)
Additional information on US mortgage loans

In the US, mortgage loans are all commercial mortgage loans that are secured by the following property types: industrial, multi-family residential, suburban office, retail or hotel. The US insurance operations' commercial mortgage loan portfolio does not include any single-family residential mortgage loans and is therefore not exposed to the same risk of defaults associated with residential sub-prime mortgage loans. The average loan size is £12.6 million (2016: £12.4 million). The portfolio has a current estimated average loan to value of 55 per cent (2016: 59 per cent).

At 31 December 2017, Jackson had no mortgage loans where the contractual terms of the agreements had been restructured (2016: none).

(c)
Additional information on UK mortgage loans

During 2017, the UK with-profits fund invested in an entity that holds a portfolio of buy-to-let mortgage loans. The vehicle financed its acquisitions through the issue of debt instruments, largely to external parties, securitised upon the loans acquired. These third-party borrowings have no recourse to any other assets of the Group and the Group's exposure is limited to the amount invested by the UK with-profits fund.

By carrying value, 99.98 per cent of the £1,681 million (31 December 2016: 96.29 per cent of £1,642 million) mortgage loans held by the UK shareholder-backed business relates to lifetime (equity release) mortgage business which has an average loan to property value of 31 per cent (31 December 2016: 30 per cent).

(d)
Loans held by other operations

These relate to loans and receivables managed by Prudential Capital. These assets are generally secured but most have no external credit ratings. Internal ratings prepared by the Group's asset management operations, as part of the risk management process, are:

	2017	2016

	£m	£m
Loans and receivables internal ratings:
AA+ to AA–	14	29
A+ to A–	—	100
BBB+ to BBB–	—	248
BB+ to BB–	95	185
B and other	—	1

Total	109	563

C3.4  Financial instruments—additional information

C3.4(a)  Financial risk

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

	2017
	Total carrying value	1 Year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	No stated maturity	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Financial liabilities
Core structural borrowings of shareholder-financed operationsC6.1	6,280	473	784	1,350	1,389	576	3,324	3,160	11,056
Operational borrowings attributable to shareholder-financed operationsC6.2	1,791	1,130	597	69	—	—	—	—	1,796
Borrowings attributable to with-profits fundsC6.2	3,716	905	922	32	29	29	1,810	104	3,831
Obligations under funding, securities lending and sale and repurchase agreements	5,662	5,662	—	—	—	—	—	—	5,662
Accruals, deferred income and other liabilities	14,185	10,088	469	68	85	106	320	3,267	14,403
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	8,889	8,889	—	—	—	—	—	—	8,889

	40,523	27,147	2,772	1,519	1,503	711	5,454	6,531	45,637

	2016
	Total carrying value	1 Year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	No stated maturity	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Financial liabilities
Core structural borrowings of shareholder-financed operationsC6.1	6,798	474	778	1,205	1,202	1,011	3,439	3,662	11,771
Operational borrowings attributable to shareholder-financed operationsC6.2	2,317	1,657	607	69	—	—	—	—	2,333
Borrowings attributable to with-profits fundsC6.2	1,349	475	748	32	20	10	60	144	1,489
Obligations under funding, securities lending and sale and repurchase agreements	5,031	5,031	—	—	—	—	—	—	5,031
Accruals, deferred income and other liabilities	13,825	9,873	320	61	80	103	322	3,272	14,031
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	8,687	8,687	—	—	—	—	—	—	8,687

	38,007	26,197	2,453	1,367	1,302	1,124	3,821	7,078	43,342

Maturity analysis of derivatives

The following table shows the gross and net derivative positions together with a maturity profile of the net derivative position:

	Carrying value of net derivatives
				Maturity profile of net derivative position
			Net derivative position
	Derivative assets	Derivative liabilities		1 year or less	After 1 year to 3 years	After 3 years to 5 years	After 5 years	Total

	£m	£m	£m	£m	£m	£m	£m	£m
2017	4,801	(2,755)	2,046	2,359	(16)	(9)	(1)	2,333
2016	3,936	(3,252)	684	1,009	(14)	(7)	18	1,006

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

Maturity analysis of investment contracts

The table below shows the maturity profile for investment contracts on undiscounted cash flow projections of expected benefit payments.

	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	Total undis-counted value	Total carrying value

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
2017	8	29	27	19	13	14	110	83
2016	6	24	23	16	11	9	89	73

Most investment contracts have options to surrender early, often subject to surrender or other penalties. Therefore, most contracts can be said to have a contractual maturity of less than one year, but the additional charges and term of the contracts mean these are unlikely to be exercised in practice and the more useful information is to present information on expected payment.

The maturity profile above excludes certain corporate unit-linked business with gross policyholder liabilities of £12 billion (2016: £11 billion) which have no stated maturity but which are repayable on demand.

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

For the reasons provided above, an analysis of the Group's assets by contractual maturity is not considered appropriate to evaluate the nature and extent of the Group's liquidity risk.

(ii)
Credit risk

The Group's maximum exposure to credit risk of financial instruments before any allowance for collateral or allocation of losses to policyholders is represented by the carrying value of financial instruments on the balance sheet that have exposures to credit risk comprising cash and cash equivalents, deposits, debt securities, loans and derivative assets, and other debtors, the carrying value of which are disclosed at the start of this note and note C3.4(b) below for derivative assets. The collateral in place in relation to derivatives is described in note C3.4(c) below. Note C3.3 describes the security for these loans held by the Group. The Group's exposure to credit risk is further discussed in note C7 below.

Of the total loans and receivables held, £23 million (2016: £27 million) are past their due date but are not impaired. Of the total past due but not impaired, £17 million are less than one year past their due date (2016: £20 million). The Group expects full recovery of these loans and receivables.

Financial assets that would have been past due or impaired had the terms not been renegotiated amounted to £22 million (2016: £27 million).

In addition, during 2017 and 2016 the Group did not take possession of any other collateral held as security.

Further details of collateral and pledges are provided in note C3.4(c) below.

(iii)
Foreign exchange risk

As at 31 December 2017, the Group held 24 per cent (2016: 23 per cent) and 16 per cent (2016: 12 per cent) of its financial assets and financial liabilities respectively, in currencies, mainly US dollar and Euro, other than the functional currency of the relevant business unit.

Of these financial assets, 52 per cent (2016: 52 per cent) are held by the PAC with-profits fund, allowing the fund to obtain exposure to foreign equity markets.

Of these financial liabilities, 28 per cent (2016: 28 per cent) are held by the PAC with-profits fund, mainly relating to foreign currency borrowings.

The exchange risks inherent in these exposures are mitigated through the use of derivatives, mainly forward currency contracts (note C3.4(b) below).

The amount of exchange loss recognised in the income statement in 2017, except for those arising on financial instruments measured at fair value through profit or loss, is £112 million (2016: £1,005 million gain; 2015: £138 million gain). This constitutes £1 million gain (2016: £0.4 million gain; 2015: £1 million loss) on Medium Term Notes liabilities and £113 million of net loss (2016: £1,005 million net gain; 2015: £139 million net gain), mainly arising on investments of the PAC with-profits fund. The gains/losses on Medium Term Notes liabilities are fully offset by value movements on cross-currency swaps, which are measured at fair value through profit or loss.

C3.4(b)  Derivatives and hedging

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

Under Article 11 of the European Market Infrastructure Regulation on derivatives, central counterparties and trade repositories ('EMIR') and Commission Delegated Regulation (EU) 2016/2251 supplementing EMIR, market participants transacting in non-cleared OTC derivatives are required to exchange collateral to cover variation and initial margin. However, trades between counterparties belonging to the same group are exempt from these margin requirements subject to certain criteria.

Prudential Capital plc (Legal Entity Identifier reference ('LEI') CHW8NHK268SFPTV63Z64) has entered into such derivative agreements with the following five entities in the Group. These counterparty pairings meet the criteria to be eligible for intra-group exemptions to the margin requirements and have been approved by the Financial Conduct Authority:

31 Dec 2017
Counterparty	Legal Entity Identifier (LEI)	Relationship between parties	Type of exemption	Aggregate notional of OTC derivatives contract

				£m
Prudential plc	5493001Z3ZE83NG K8Y12	Part of the same group holding company	Full	3,615
Prudential Holdings Limited	549300JVAI8CZD4 HD451	Part of the same group holding company	Full	110
Prudential (US HoldCo 1) Limited	549300JNYGDP2X OLWR47	Part of the same group holding company	Full	3,123
Prudential Corporation Holdings Limited	549300KDOPLFHA W51H26	Part of the same group holding company	Full	822
Prudential Lifetime Mortgages Limited	5493001GSK4HF84 IOB02	Part of the same group holding company	Full	71

Derivatives are used for efficient portfolio management to obtain cost effective and efficient management of exposure to various markets in accordance with the Group's investment strategies and to manage exposure to interest rate, currency, credit and other business risks. The Group also uses interest rate derivatives to reduce exposure to interest rate volatility. In particular:

–
UK with-profits funds use derivatives for efficient portfolio management or reduction in investment risks. For UK annuity business derivatives are used to assist with asset and liability cash flow matching;

–
US operations and some of the UK and Europe operations hold large amounts of interest-rate sensitive investments that contain credit risks on which a certain level of defaults is expected. These businesses have purchased some swaptions to manage the default risk on certain underlying assets and hence reduce the amount of regulatory capital held to support the assets; and

–
Some products, especially in the US, have guarantee features linked to equity indices. A mismatch between guaranteed product liabilities and the performance of the underlying assets exposes the Group to equity index risk. In order to mitigate this risk, the relevant business units purchase swaptions, equity options and futures to better match asset performance with liabilities under equity-indexed products.

Hedging

The Group has formally assessed and documented the effectiveness of the following net investment hedges under IAS 39. At 31 December 2017, the Group has designated perpetual subordinated capital securities totalling US$4.3 billion (2016: US$4.5 billion) as a net investment hedge to hedge the currency risks related to the net investment in Jackson. The carrying value of the subordinated capital securities was £3,140 million as at 31 December 2017 (2016: £3,644 million). The foreign exchange gain of £325 million (2016: loss of £389 million) on translation of the borrowings to pounds sterling at the statement of financial position date is recognised in the translation reserve in shareholders' equity. This net investment hedge was 100 per cent effective.

The Group has no cash flow hedges or fair value hedges in place.

C3.4(c)  Derecognition, collateral and offsetting

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

At 31 December 2017, the Group has £8,232 million (2016: £8,545 million) of lent securities and assets subject to repurchase agreements, of which £8,182 million (2016: £8,113 million) related to the PAC with-profits fund. The cash and securities collateral held or pledged under such agreements were £8,733 million (2016: £9,086 million) of which £8,679 million (2016: £8,653 million) was held by the PAC with-profits fund.

At 31 December 2017, the Group had entered into reverse repurchase transactions under which it purchased securities and had taken on the obligation to resell the securities. The fair value of the collateral held in respect of these transactions was £10,550 million (2016: £9,319 million).

Collateral and pledges under derivative transactions

At 31 December 2017, the Group had pledged £2,302 million (2016: £1,853 million) for liabilities and held collateral of £3,958 million (2016: £2,788 million) in respect of over-the-counter derivative transactions.

These transactions are conducted under terms that are usual and customary to collateralised transactions including, where relevant, standard securities lending and repurchase agreements.

Other collateral

At 31 December 2017, the Group had pledged collateral of £3,412 million (2016: £3,384 million) in respect of other transactions. This principally arises from Jackson's membership of the Federal Home Loan Bank of Indianapolis primarily for the purpose of participating in the bank's collateralised loan advance programme with short-term and long-term funding facilities.

Offsetting assets and liabilities

The Group's derivative instruments, repurchase agreements and securities lending agreements are subject to master netting arrangements and collateral arrangements. A master netting arrangement with a counterparty creates a right of offset for amounts due to and due from that same counterparty that is enforceable in the event of a default or bankruptcy. The Group recognises amounts subject to master netting arrangements on a gross basis within the consolidated balance sheets.

The following tables present the gross and net information about the Group's financial instruments subject to master netting arrangements:

	31 Dec 2017
	Gross amount included in the consolidated statement of financial position note (i)	Related amounts not offset in the consolidated statement of financial position
		Financial instruments note (ii)	Cash collateral	Securities collateral note (iii)	Net amount

	£m	£m	£m	£m	£m
Financial assets:
Derivative assets	4,718	(946)	(2,641)	(984)	147
Reverse repurchase agreements	10,280	—	—	(10,270)	10

Total financial assets	14,998	(946)	(2,641)	(11,254)	157

Financial liabilities:
Derivative liabilities	(2,301)	946	420	893	(42)
Securities lending and repurchase agreements	(1,410)	—	52	1,332	(26)

Total financial liabilities	(3,711)	946	472	2,225	(68)

	31 Dec 2016
	Gross amount included in the consolidated statement of financial position note (i)	Related amounts not offset in the consolidated statement of financial position
		Financial instruments note (ii)	Cash collateral	Securities collateral note (iii)	Net amount

	£m	£m	£m	£m	£m
Financial assets:
Derivative assets	3,869	(1,053)	(1,895)	(733)	188
Reverse repurchase agreements	9,132	—	—	(9,132)	—

Total financial assets	13,001	(1,053)	(1,895)	(9,865)	188

Financial liabilities:
Derivative liabilities	(2,874)	1,053	698	1,028	(95)
Securities lending and repurchase agreements	(1,927)	—	97	1,830	—

Total financial liabilities	(4,801)	1,053	795	2,858	(95)

Notes

(i)
The Group has not offset any of the amounts included in the consolidated statement of financial position.
(ii)
Represents the amount that could be offset under master netting or similar arrangements where the Group does not satisfy the full criteria to offset on the consolidated statement of financial position.
(iii)
Excludes initial margin amounts for exchange-traded derivatives.

In the tables above, the amounts of assets or liabilities included in the consolidated statement of financial position would be offset first by financial instruments that have the right of offset under master netting or similar arrangements with any remaining amount reduced by the amount of cash and securities collateral. The actual amount of collateral may be greater than amounts presented in the tables.

C4  Policyholder liabilities and unallocated surplus

The note provides information of policyholder liabilities and unallocated surplus of with-profits funds held on the Group's statement of financial position:

C4.1 Movement and duration of liabilities

C4.1(a) Group overview

(i)
Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

	Insurance operations
	Asia note C4.1(b)	US note C4.1(c)	UK and Europe note C4.1(d)	Total

	£m	£m	£m	£m
At 1 January 2016	48,778	138,913	152,893	340,584

Comprising:

—Policyholder liabilities on the consolidated statement of financial position	41,255	138,913	142,350	322,518
—Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,553	—	10,543	13,096
—Group's share of policyholder liabilities of joint ventures and associate§	4,970	—	—	4,970

Reclassification of Korea life business as held for sale*	(2,812)	—	—	(2,812)
Net flows:
Premiums	9,639	14,766	11,129	35,534
Surrenders	(2,299)	(7,872)	(6,821)	(16,992)
Maturities/deaths	(1,558)	(1,696)	(6,835)	(10,089)

Net flows	5,782	5,198	(2,527)	8,453
Shareholders' transfers post-tax	(44)	—	(215)	(259)
Investment-related items and other movements	2,005	5,690	18,626	26,321
Foreign exchange translation differences	9,075	27,825	527	37,427

As at 31 December 2016/1 January 2017	62,784	177,626	169,304	409,714

Comprising:

—Policyholder liabilities on the consolidated statement of financial position¶	53,716	177,626	157,654	388,996
—Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,667	—	11,650	14,317
—Group's share of policyholder liabilities of joint ventures and associate§	6,401	—	—	6,401

Net flows:
Premiums	11,863	15,219	14,810	41,892
Surrenders	(3,079)	(10,017)	(6,939)	(20,035)
Maturities/deaths	(1,909)	(2,065)	(7,135)	(11,109)

Net flows	6,875	3,137	736	10,748
Shareholders' transfers post-tax	(54)	—	(233)	(287)
Investment-related items and other movements	8,182	16,251	11,146	35,579
Foreign exchange translation differences	(3,948)	(16,290)	113	(20,125)

At 31 December 2017	73,839	180,724	181,066	435,629
Comprising:

—Policyholder liabilities on the consolidated statement of financial position¶	62,898	180,724	167,589	411,211
(excludes £32 million classified as unallocated to a segment)
—Unallocated surplus of with-profits funds on the consolidated statement of financial position	3,474	—	13,477	16,951
—Group's share of policyholder liabilities of joint ventures and associate§	7,467	—	—	7,467

Average policyholder liability balances†
2017	65,241	179,175	162,622	407,038
2016	51,765	158,270	150,003	360,038

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
§
The Group's investment in joint ventures and associates are accounted for on an equity method basis in the Group's balance sheet. The Group's share of the policyholder liabilities as shown above relate to life businesses in China, India and of the Takaful business in Malaysia.
¶
The policyholder liabilities of the Asia insurance operations of £62,898 million (2016: £53,716 million), shown in the table above, is after deducting the intra-group reinsurance liabilities ceded by the UK and Europe insurance operations of £1,235 million (2016: £1,302 million) to the Hong Kong with-profits business. Including this amount total Asia policyholder liabilities are £64,133 million (2016: £55,018 million).

The items above represent the amount attributable to changes in policyholder liabilities and unallocated surplus of with-profits funds as a result of each of the components listed. The policyholder liabilities shown include investment contracts without discretionary participation features (as defined in IFRS 4)

and their full movement in the year but exclude liabilities that have not been allocated to a reporting segment. The items above are shown gross of external reinsurance.

The analysis includes the impact of premiums, claims and investment movements on policyholders' liabilities. The impact does not represent premiums, claims and investment movements as reported in the income statement. For example, the premiums shown above will exclude any deductions for fees/charges. Claims (surrenders, maturities and deaths) represent the policyholder liabilities provision released rather than the claim amount paid to the policyholder.

(ii)
Analysis of movements in policyholder liabilities for shareholder-backed business

	Shareholder-backed business
	Asia	US	UK and Europe	Total

	£m	£m	£m	£m
At 1 January 2016	27,844	138,913	52,824	219,581
Reclassification of Korea life business as held for sale*	(2,812)	—	—	(2,812)
Net flows:
Premiums	4,749	14,766	1,842	21,357
Surrenders	(1,931)	(7,872)	(2,967)	(12,770)
Maturities/deaths	(732)	(1,696)	(2,521)	(4,949)

Net flowsnote(a)	2,086	5,198	(3,646)	3,638
Investment-related items and other movements	1,116	5,690	6,980	13,786
Foreign exchange translation differences	4,617	27,825	—	32,442

At 31 December 2016/1 January 2017	32,851	177,626	56,158	266,635

Comprising:

— Policyholder liabilities on the consolidated statement of financial position	26,450	177,626	56,158	260,234
— Group's share of policyholder liabilities relating to joint ventures and associate	6,401	—	—	6,401

Net flows:
Premiums	6,064	15,219	2,283	23,566
Surrenders	(2,755)	(10,017)	(2,433)	(15,205)
Maturities/deaths	(1,008)	(2,065)	(2,571)	(5,644)

Net flowsnote(a)	2,301	3,137	(2,721)	2,717
Investment-related items and other movements	3,797	16,251	2,930	22,978
Foreign exchange translation differences	(1,547)	(16,290)	—	(17,837)

At 31 December 2017	37,402	180,724	56,367	274,493

Comprising:

— Policyholder liabilities on the consolidated statement of financial position	29,935	180,724	56,367	267,026
(excludes £32 million classified as unallocated to a segment)
— Group's share of policyholder liabilities relating to joint ventures and associate	7,467	—	—	7,467

*
The reclassification of Korea life business as held for sale reflects the value of policyholder liabilities held at 1 January 2016. No other amounts are shown within the 2016 analysis above in respect of Korea.

Note

(a)
Including net flows of the Group's insurance joint ventures and associate.

(iii)
Movement in insurance contract liabilities and unallocated surplus of with-profits funds

Further analysis of the movement in the year of the Group's insurance contract liabilities, gross and reinsurance share, and unallocated surplus of with-profits funds is provided below:

	Insurance contract liabilities
			Unallocated surplus of with- profits funds
	Gross	Reinsurers' share

	£m	£m	£m
At 1 January 2016	260,753	6,992	13,096
Income and expense included in the income statement and other comprehensive income	20,210	752	768
Foreign exchange translation differences	35,472	1,221	453

At 31 December 2016/1 January 2017	316,435	8,965	14,317
Income and expense included in the income statement and other comprehensive income	31,142	422	2,949
Foreign exchange translation differences	(19,405)	(667)	(315)

At 31 December 2017	328,172	8,720	16,951

(iv)
Reinsurers' share of insurance contract liabilities

	Asia	US	UK and Europe	Unallocated to a segment	2017	2016

					£m	£m
Insurance contract liabilities	1,912	5,672	1,136	—	8,720	8,965
Claims outstanding	48	752	150	3	953	1,086

	1,960	6,424	1,286	3	9,673	10,051

The Group cedes certain business to other insurance companies. Although the ceding of insurance does not relieve the Group from its liability to its policyholders, the Group participates in such agreements for the purpose of managing its loss exposure. The Group evaluates the financial condition of its reinsurers and monitors concentration of credit risk from similar geographic regions, activities or economic characteristics of the reinsurers to minimise its exposure from reinsurer insolvencies. Of the reinsurers' share of insurance contract liabilities balance of £9,673 million at 31 December 2017 (2016: £10,051 million), 80 per cent (2016: 85 per cent) were ceded by the Group's UK and Europe and US operations, of which 96 per cent (2016: 96 per cent) of the balance were from reinsurers with Standard & Poor's rating A- and above.

The reinsurance asset for Jackson as shown in the table above primarily relates to certain fully collateralised former REALIC business retained by Swiss Re through 100 per cent reinsurance agreements. Apart from the reinsurance of REALIC business, the principal reinsurance ceded by Jackson outside the Group is on term-life insurance, direct and assumed accident and health business and GMIB variable annuity guarantees. Net commissions received on ceded business and claims incurred ceded to external reinsurers totalled £28 million and £526 million respectively during 2017 (2016: £38 million and £500 million respectively). There were no deferred gains or losses on reinsurance contracts in either 2017 or 2016.

In each of 2017, 2016 and 2015, the Group's UK and Europe insurance business entered into longevity reinsurance transactions on certain aspects of the UK's annuity liabilities. Further information on these transactions is provided in note B3(c). The gains and losses recognised in profit and loss for the other reinsurance contracts written in the year were immaterial.

C4.1(b)  Asia insurance operations

(i)
Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of Asia insurance operations from the beginning of the year to the end of the year is as follows:

	With-profits business	Unit-linked liabilities	Other business	Total

	£m	£m	£m	£m
At 1 January 2016	20,934	15,966	11,878	48,778
Comprising:

—Policyholder liabilities on the consolidated statement of financial position	18,381	13,355	9,519	41,255
—Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,553	—	—	2,553
—Group's share of policyholder liabilities relating to joint ventures and associate‡	—	2,611	2,359	4,970

Reclassification of Korea life business as held for sale*	—	(2,187)	(625)	(2,812)
Premiums
New business	1,701	921	767	3,389
In-force	3,189	1,447	1,614	6,250

	4,890	2,368	2,381	9,639
Surrendersnote(c)	(368)	(1,641)	(290)	(2,299)
Maturities/deaths	(826)	(78)	(654)	(1,558)

Net flowsnote(b)	3,696	649	1,437	5,782
Shareholders' transfers post-tax	(44)	—	—	(44)
Investment-related items and other movements	889	621	495	2,005
Foreign exchange translation differencesnote(a)	4,458	2,458	2,159	9,075

At 31 December 2016/1 January 2017	29,933	17,507	15,344	62,784

Comprising:

—Policyholder liabilities on the consolidated statement of financial position	27,266	14,289	12,161	53,716
—Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,667	—	—	2,667
—Group's share of policyholder liabilities relating to joint ventures and associate‡	—	3,218	3,183	6,401

Premiums
New business	1,143	1,298	999	3,440
In-force	4,656	1,637	2,130	8,423

	5,799	2,935	3,129	11,863
Surrendersnote(c)	(324)	(2,288)	(467)	(3,079)
Maturities/deaths	(901)	(150)	(858)	(1,909)

Net flowsnote(b)	4,574	497	1,804	6,875
Shareholders' transfers post-tax	(54)	—	—	(54)
Investment-related items and other movementsnote(d)	4,385	2,830	967	8,182
Foreign exchange translation differencesnote(a)	(2,401)	(807)	(740)	(3,948)

At 31 December 2017note(b)	36,437	20,027	17,375	73,839

Comprising:

—Policyholder liabilities on the consolidated statement of financial position§	32,963	16,263	13,672	62,898
—Unallocated surplus of with-profits funds on the consolidated statement of financial position	3,474	—	—	3,474
—Group's share of policyholder liabilities relating to joint ventures and associate‡	—	3,764	3,703	7,467

Average policyholder liability balances†
2017	30,115	18,767	16,359	65,241
2016	22,823	15,643	13,299	51,765

*
The reclassification of Korea life business as held for sale reflects the value of policyholder liabilities held at 1 January 2016. No other amounts are shown within the 2016 analysis above in respect of Korea.
†
Averages have been based on opening and closing balances and adjusted for acquisitions and disposals in the year and exclude unallocated surplus of with-profits funds.
‡
The Group's investment in joint ventures and associate are accounted for on an equity method basis and the Group's share of the policyholder liabilities as shown above relate to the life businesses in China, India and of the Takaful business in Malaysia.
§
The policyholder liabilities of the with-profits business of £32,963 million, shown in the table above, is after deducting the intra-group reinsurance liabilities ceded by UK and Europe insurance operations of £1,235 million to the Hong Kong with-profits business (2016: £1,302 million). Including this amount the Asia with-profits policyholder liabilities are £34,198 million.

Notes

(a)
Movements in the year have been translated at the average exchange rates for the year. The closing balance has been translated at the closing spot rates as at the end of the year. Differences upon retranslation are included in foreign exchange translation differences.

(b)
Net flows have increased by £1,093 million to £6,875 million in 2017 predominantly reflecting continued growth of the in-force book and increased flows from new business.
(c)
Investment-related items and other movements for 2017 principally represent equity market gains and falls in bond yields during the year, in a number of business units with the greatest impact being on with-profits and unit-linked business.
(ii)
Duration of liabilities

The table below shows the carrying value of policyholder liabilities and the maturity profile of the cash flows on a discounted basis for 2017 and 2016, taking account of expected future premiums and investment returns:

	2017	2016

	£m	£m
Policyholder liabilities	62,898	53,716

Expected maturity:	2017%	2016%
0 to 5 years	21	23
5 to 10 years	19	20
10 to 15 years	16	16
15 to 20 years	12	11
20 to 25 years	10	9
Over 25 years	22	21

(iii)
Summary policyholder liabilities (net of reinsurance) and unallocated surplus

At 31 December 2017, the policyholder liabilities and unallocated surplus for Asia operations excluding joint ventures and after deducting intra-group reinsurance liabilities ceded by UK and Europe of £66,372 million (2016: £56,383 million), net of external reinsurance of £1,961 million (2016: £1,539 million), , comprised the following:

	2017	2016

	£m	£m
Hong Kong	29,411	23,852
Indonesia	3,762	3,405
Malaysia	5,014	4,332
Singapore	17,432	15,324
Taiwan	3,729	3,504
Other operations	5,062	4,427

Total Asia operations	64,410	54,844

C4.1(c)  US insurance operations

(i)
Analysis of movements in policyholder liabilities

A reconciliation of the total policyholder liabilities of US insurance operations from the beginning of the year to the end of the year is as follows:

US insurance operations

	Variable annuity separate account liabilities	Fixed annuity, GIC and other business	Total

	£m	£m	£m
At 1 January 2016	91,022	47,891	138,913

Premiums	10,232	4,534	14,766
Surrenders	(5,036)	(2,836)	(7,872)
Maturities/deaths	(803)	(893)	(1,696)

Net flowsnote(b)	4,393	805	5,198
Transfers from general to separate account	1,164	(1,164)	—
Investment-related items and other movements	5,246	444	5,690
Foreign exchange translation differencesnote(a)	18,586	9,239	27,825

At 31 December 2016/1 January 2017	120,411	57,215	177,626

Premiums	11,529	3,690	15,219
Surrenders	(6,997)	(3,020)	(10,017)
Maturities/deaths	(1,026)	(1,039)	(2,065)

Net flowsnote(b)	3,506	(369)	3,137
Transfers from general to separate account	2,096	(2,096)	—
Investment-related items and other movementsnote(c)	15,956	295	16,251
Foreign exchange translation differencesnote(a)	(11,441)	(4,849)	(16,290)

At 31 December 2017	130,528	50,196	180,724

Average policyholder liability balances*
2017	125,469	53,706	179,175
2016	105,717	52,553	158,270

*
Averages have been based on opening and closing balances.

Notes
(a)
Movements in the year have been translated at an average rate of US$1.29/£1.00 (2016: US$1.35/£1.00). The closing balances have been translated at closing rate of US$1.35/£1.00 (2016: US$1.24/£1.00). Differences upon retranslation are included in foreign exchange translation differences.
(b)
Net flows were £3,137 million in 2017, reflecting continued strong inflows into the variable annuity business.
(c)
Positive investment-related items and other movements in variable annuity separate account liabilities of £15,956 million for 2017 primarily reflects the increases in equities and bond values during the year. Fixed annuity, GIC and other business investment and other movements of £295 million primarily reflect the increase in guarantee reserve in the year.

(ii)
Duration of liabilities

The table below shows the carrying value of policyholder liabilities and maturity profile of the cash flows on a discounted basis for 2017 and 2016:

	2017						2016
	Fixed annuity and other business (including GICs and similar contracts)		Variable annuity separate account liabilities		Total		Fixed annuity and other business (including GICs and similar contracts)		Variable annuity separate account liabilities		Total

	£m		£m		£m		£m		£m		£m
Policyholder liabilities	50,196		130,528		180,724		57,215		120,411		177,626

		%		%		%		%		%		%

Expected maturity:
0 to 5 years	50		42		44		49		43		45
5 to 10 years	25		29		28		26		29		28
10 to 15 years	12		15		14		11		14		14
15 to 20 years	7		8		8		7		8		7
20 to 25 years	3		4		4		3		4		3
Over 25 years	3		2		2		4		2		3

(iii)
Aggregate account values

The table below shows the distribution of account values for fixed annuities (fixed interest rate and fixed index), the fixed account portion of variable annuities, and interest-sensitive life business within the range of minimum guaranteed interest rates as described in note C4.2(b) as at 31 December 2017 and 2016:

	Fixed annuities and the fixed account portion of variable annuities		Interest- sensitive life business
Minimum guaranteed interest rate	2017	2016	2017	2016

	£m	£m	£m	£m
> 0% - 1.00%	6,887	7,765	—	—
> 1.0% - 2.0%	7,385	8,718	—	—
> 2.0% - 3.0%	9,799	11,249	221	243
> 3.0% - 4.0%	1,272	1,456	2,341	2,675
> 4.0% - 5.0%	1,744	1,954	2,059	2,333
> 5.0% - 6.0%	220	247	1,651	1,839

Total	27,307	31,389	6,272	7,090

C4.1(d)  UK and Europe insurance operations

(i)
Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of UK and Europe insurance operations from the beginning of the year to the end of the year is as follows:

		Shareholder-backed funds and subsidiaries
	With-profits sub-funds**	Unit-linked liabilities	Annuity and other long-term business	Total

	£m	£m	£m	£m
At 1 January 2016	100,069	21,442	31,382	152,893
Comprising:

—Policyholder liabilities	89,526	21,442	31,382	142,350
—Unallocated surplus of with-profits funds	10,543	—	—	10,543

Premiums	9,287	1,227	615	11,129
Surrenders	(3,854)	(2,889)	(78)	(6,821)
Maturities/deaths	(4,314)	(583)	(1,938)	(6,835)

Net flowsnote(a)	1,119	(2,245)	(1,401)	(2,527)
Shareholders' transfers post-tax	(215)	—	—	(215)
Switches	(152)	152	—	—
Investment-related items and other movements	11,798	2,770	4,058	18,626
Foreign exchange translation differences	527	—	—	527

At 31 December 2016/1 January 2017	113,146	22,119	34,039	169,304

Comprising:

—Policyholder liabilities	101,496	22,119	34,039	157,654
—Unallocated surplus of with-profits funds	11,650	—	—	11,650

Premiums	12,527	1,923	360	14,810
Surrenders	(4,506)	(2,342)	(91)	(6,939)
Maturities/deaths	(4,564)	(612)	(1,959)	(7,135)

Net flowsnote(a)	3,457	(1,031)	(1,690)	736
Shareholders' transfers post-tax	(233)	—	—	(233)
Switches	(192)	192	—	—
Investment-related items and other movementsnote(b)	8,408	1,865	873	11,146
Foreign exchange translation differences	113	—	—	113

At 31 December 2017	124,699	23,145	33,222	181,066

Comprising:

—Policyholder liabilities	111,222	23,145	33,222	167,589
—Unallocated surplus of with-profits funds	13,477	—	—	13,477

Average policyholder liability balances*
2017	106,359	22,632	33,631	162,622
2016	95,511	21,781	32,711	150,003

*
Averages have been based on opening and closing balances and exclude unallocated surplus of with-profits funds.
**
Includes the Scottish Amicable Insurance Fund.

Notes

(a)
Net flows improved from negative £(2,527) million in 2016 to positive £736 million in 2017, due primarily to higher premium flows into our with-profits funds following increased sales into with-profits savings and retirement products. This has been offset by lower premiums into our annuity business following our withdrawal from this market in the UK. The level of inflows/outflows for unit-linked business remains subject to annual variation as it is driven by corporate pension schemes with transfers in or out from a small number of schemes influencing the level of flows in the period.
(b)
Investment-related items and other movements of £11,146 million principally comprise investment return attributable to policyholders earned in the period reflecting favourable equity market movements.

(ii)
Duration of liabilities

With the exception of most unitised with-profits bonds and other whole of life contracts, the majority of the contracts of UK and Europe insurance operations have a contract term. In effect, the maturity term of the other contracts reflects the earlier of death, maturity, or the policy lapsing. In addition, as described in note A3.1, with-profits contract liabilities include projected future bonuses based on current investment values. The actual amounts payable will vary with future investment performance of SAIF and the WPSF.

The following tables show the carrying value of the policyholder liabilities and the maturity profile of the cash flows, on a discounted basis for 2017 and 2016:

	2017
	With-profits business			Annuity business (Insurance contracts)			Other			Total
	Insurance contracts	Investment contracts	Total	Non-profit annuities within WPSF	Shareholder— backed annuity	Total	Insurance contracts	Investments contracts	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Policyholder liabilities	38,285	62,328	100,613	10,609	32,572	43,181	6,714	17,081	23,795	167,589

2017%

Expected maturity:
0 to 5 years	33	37	36	31	26	27	41	31	34	34
5 to 10 years	23	27	25	24	23	23	26	22	23	25
10 to 15 years	16	17	17	17	18	18	15	18	17	17
15 to 20 years	11	10	10	11	13	13	9	13	12	11
20 to 25 years	7	4	5	7	9	9	5	8	7	6
over 25 years	10	5	7	10	11	10	4	8	7	7

2016

	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Policyholder liabilities	37,848	52,495	90,343	11,153	33,881	45,034	6,111	16,166	22,277	157,654

2016%

Expected maturity:
0 to 5 years	37	37	37	29	25	26	40	34	37	34
5 to 10 years	23	29	26	24	22	23	23	23	23	25
10 to 15 years	15	16	16	18	18	18	12	17	15	17
15 to 20 years	9	10	10	12	14	13	7	12	10	11
20 to 25 years	7	4	5	7	9	9	4	7	6	6
over 25 years	9	4	6	10	12	11	14	7	9	7

–
The cash flow projections of expected benefit payments used in the maturity profile table above are from value of in-force business and exclude the value of future new business, including future vesting of internal pension contracts.

–
Benefit payments do not reflect the pattern of bonuses and shareholder transfers in respect of the with-profits business.

–
Shareholder-backed annuity business includes the ex-PRIL and the legacy PAC shareholder annuity business.

–
Investment contracts under 'Other' comprise certain unit-linked and similar contracts accounted for under IAS 39 and IAS 18.

–
For business with no maturity term included within the contracts; for example, with-profits investment bonds such as Prudence Bonds, an assumption is made as to likely duration based on prior experience.

(iii)
Annuitant mortality

Mortality assumptions for UK annuity business are set in light of recent population and internal experience. The assumptions used are based on standard population mortality tables (PCMA08/PCFA08 for males/females in 2017 and PCMA00/PCFA00 in 2016), with an allowance for expected future mortality improvements. The standard population tables are adjusted to reflect the features of the Company's portfolio. For 2017 these portfolio-specific adjustments have been revised so that adjustments are now applied on a per policy basis, rather than across larger groupings, and therefore disclosure of broad percentage adjustments to the standard tables would no longer appropriately reflect the methodology applied. Where annuities have been sold on an enhanced basis to impaired lives, an adjustment is made for the additional expected mortality.

New mortality projection models are released regularly by the Continuous Mortality Investigation (CMI). The CMI 2015 model was used to produce the 2017 results and the CMI 2014 model was used to produce the 2016 results, calibrated to reflect the Company's view of future mortality improvements. The tables and range of percentages used are summarised in the table below:

CMI Model, with calibration to reflect future mortality improvements

2017	CMI 2015	For males: with a long-term improvement rate of 2.25% pa
For females: with a long-term improvement rate of 2.00% pa

2016	CMI 2014	For males: with a long-term improvement rate of 2.25% pa*
For females: with a long-term improvement rate of 1.50% pa*

2015	CMI 2014	For males: with a long-term improvement rate of 2.25% pa*
For females: with a long-term improvement rate of 1.50% pa*

*
In 2016 and 2015, for both males and females, the initial rates of mortality improvement in the CMI model 2014 were uplifted by 0.25 per cent per annum.

For annuities in deferment, the tables used were AM92—four years (males) and AF92—four years (females) for 2017,2016 and 2015.

C4.2  Products and determining contract liabilities

C4.2(a)  Asia

Contract type	Description	Material features	Determination of liabilities

With-profits and participating contracts	Provides savings and/or protection where the basic sum assured can be enhanced by a profit share (or bonus) from the underlying fund as determined at the discretion of the Company.	Participating products often offer a guaranteed maturity or surrender value. Declared regular bonus are guaranteed once vested. Future bonus rates and cash dividends are not guaranteed. Market value adjustments and surrender penalties are used for certain products where the law permits such adjustments. Guarantees are predominantly supported by segregated life funds and their estates.	With-profits contracts are predominantly sold in Hong Kong, Malaysia and Singapore. The total value of the with-profits funds is driven by the underlying asset valuation with movements reflected principally in the accounting value of policyholder liabilities and unallocated surplus.

In Taiwan and India, US GAAP is applied for measuring insurance assets and liabilities. The other Asia operations principally adopt a gross premium valuation method.

Term, whole life and endowment assurance	Non-participating savings and/or protection where the benefits are guaranteed, or determined by a set of defined market-related parameters.	These products often offer a guaranteed maturity and surrender value. It is common in Asia for regulations or market-driven demand and competition to provide some form of capital value protection and minimum crediting interest rate guarantees. This is reflected within the guaranteed maturity and surrender values. Guarantees are borne by shareholders.	The approach to determining the contract liabilities is generally driven by the local solvency basis. A gross premium valuation method is used in those countries where a risk-based capital framework is adopted for local solvency. Under the gross premium valuation method, all cash flows are valued explicitly using best estimate assumptions with a suitable margin for prudence. This is achieved either through adding an explicit allowance for assumptions to deviate from best estimate or by applying an overlay constraint so that no negative reserves (ie where future premium inflows are expected to exceed prudent future claims and outflows) are derived at an individual policyholder level or a combination of both.
In Vietnam, the Company uses an estimation basis aligned substantially to that used by the countries applying the gross premium valuation method.

Contract type	Description	Material features	Determination of liabilities

For India and Taiwan, US GAAP is applied for measuring insurance liabilities. For these countries, the future policyholder benefit provisions for non-linked business are determined using the net level premium method, with an allowance for surrenders, maintenance and claims expenses. Rates of interest used in establishing the policyholder benefit provisions vary by operation depending on the circumstances attaching to each block of business.
The other Asia operations principally adopt a net premium valuation method to determine the future policyholder benefit provisions.

Unit-linked	Combines savings with protection, the cash value of the policy depends on the value of the underlying unitised funds.		The attaching liabilities reflect the unit value obligation driven by the value of the investments of the unit fund. Additional technical provisions are held for guaranteed benefits beyond the unit fund value using a gross premium valuation method. These additional provisions are recognised as a component of other business liabilities.

Health and protection	Health and protection features are offered as supplements to the products listed above or sold as stand-alone products. Protection covers mortality or morbidity benefits including health, disability, critical illness and accident coverage.		The determination of the liabilities of health and protection contracts are driven by the local solvency basis. A gross premium valuation method is used in those countries where a risk-based capital framework is adopted for local solvency. Under the gross premium valuation method, all cash flows are valued explicitly using best estimate assumptions with a suitable margin for prudence. This is achieved either through adding an explicit allowance for assumptions to deviate from best estimate or by applying an overlay constraint so that no negative reserves (ie where future premium inflows are expected to exceed prudent future claims and outflows) are derived at an individual policyholder level or a combination of both.

C4.2(b)  US

Contract type	Description	Material features	Determination of liabilities

Fixed interest rate annuities	Fixed interest rate annuities are primarily deferred annuity products that are used for asset accumulation in retirement planning and for providing income in retirement. At 31 December 2017, fixed interest rate annuities accounted for 7 per cent (2016: 8 per cent) of policy and contract liabilities of Jackson.

The policyholder of a fixed interest rate annuity pays Jackson a premium, which is credited to the policyholder's account. Periodically, interest is credited to the policyholder's account and in some cases administrative charges are deducted from the policyholder's account. Jackson makes benefit payments at a future date as specified in the policy based on the value of the policyholder's account at that date.

The policy provides that at Jackson's discretion it may reset the interest rate, subject to a guaranteed minimum.

Approximately 60 per cent (2016: 62 per cent) of the fixed interest rate annuities Jackson wrote in 2017 provide for a (positive or negative) market value adjustment (MVA) on surrender. This formula-based adjustment approximates the change in value that assets supporting the product would realise as interest rates move.

Guaranteed minimum interest rate. At 31 December 2017, Jackson had fixed interest rate annuities totalling £12.6 billion (2016: £14.2 billion) in account value with minimum guaranteed rates ranging from 1.0 per cent to 5.5 per cent and a 2.93 per cent average guaranteed rate (2016: 1.0 per cent to 5.5 per cent and a 2.96 per cent average guaranteed rate).	As explained in note A3.1 all of Jackson's insurance liabilities are based on US GAAP. An overview of the deferral and amortisation of acquisition costs for Jackson is provided in note C5(b).

With minor exceptions the following is applied to most of Jackson's contracts. Contracts are accounted for as investment contracts as defined for US GAAP purposes by applying a retrospective deposit method to determine the liability for policyholder benefits.

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

Contract type	Description	Material features	Determination of liabilities

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

•

Amounts expected to be assessed against policyholder balances upon termination of contracts (sometimes referred to as surrender charges); and

•

Other expected assessments and credits.

The interest guarantees are not explicitly valued but are reflected as they are earned in the current account liability value.

Fixed index annuities	Fixed index annuities vary in structure but are generally deferred annuities that enable policyholders to obtain a portion of an equity-linked return (based on participation rates and caps), and provide a guaranteed minimum return. Fixed index annuities accounted for 5 per cent (2016: 6 per cent) of Jackson's policy and contract liabilities at 31 December 2017.

Jackson hedges the equity return risk on fixed index products using offsetting equity exposure in the variable annuity product. The cost of hedging is taken into account in setting the index participation rates or caps.

Guaranteed minimum rates are generally set at 1.0 to 3.0 per cent. At 31 December 2017, Jackson had fixed index annuities allocated to indexed funds totalling £6.3 billion (2016: £7.3 billion) in account value with minimum guaranteed rates on index accounts ranging from 1.0 per cent to 3.0 per cent and a 1.77 per cent average guaranteed rate (2016: 1.0 per cent to 3.0 per cent and a 1.77 per cent average guarantee rate).

Jackson offers an optional lifetime income rider, which can be elected for an additional fee.

Jackson also offers fixed interest accounts on some fixed index annuity products. At 31 December 2017, fixed interest accounts of fixed index annuities totalled £2.5 billion (2016: £2.6 billion) in account value.

The liability for policyholder benefits that represent the guaranteed minimum return is determined similarly to the liabilities of the fixed interest annuity above. The equity-linked return option within the contract is treated as an embedded liability under US GAAP and therefore this element of the liability is recognised at fair value.

Contract type	Description	Material features	Determination of liabilities

Minimum guaranteed rates on fixed interest accounts range from 1.0 per cent to 3.0 per cent and a 2.58 per cent average guaranteed rate (2016: 1.0 per cent to 3.0 per cent and a 2.55 per cent average guaranteed rate).

Variable annuities	Variable annuities are deferred annuities that have the same tax advantages and payout options as fixed interest rate and fixed index annuities. They are also used for asset accumulation in retirement planning and to provide income in retirement. At 31 December 2017, variable annuities accounted for 77 per cent (2016: 74 per cent) of Jackson's policy and contract liabilities.

The rate of return depends upon the performance of the selected fund portfolio. Policyholders may allocate their investment to either the fixed account or a selection of variable accounts. Subject to benefit guarantees, investment risk on the variable account is borne by the policyholder, while investment risk on the fixed account is borne by Jackson through guaranteed minimum fixed rates of return. At 31 December 2017, 5 per cent (2016: 6 per cent) of variable annuity funds were in fixed accounts.

Jackson had variable annuity funds in fixed accounts totalling £5.9 billion (2016: £7.3 billion) with minimum guaranteed rates ranging from 1.0 per cent to 3.0 per cent and a 1.68 per cent average guaranteed rate (2016: 1.0 per cent to 3.0 per cent and a 1.64 per cent average guaranteed rate).

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

Jackson hedges these risks using derivative instruments as described in note C7.3.

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

Contract type	Description	Material features	Determination of liabilities

The benefit guarantee types are set out below:

		Benefits that are payable in the event of death (guaranteed minimum death benefit).	The liability for Guaranteed Minimum Death Benefit (GMDB) is determined each period end by estimating the expected value of benefits in excess of the projected account balance and recognising the excess ratably over the life of the contract based on total expected assessments. At 31 December 2017, these liabilities were valued using a series of stochastic investment performance scenarios, a mean investment return of 7.4 per cent (2016: 7.4 per cent) net of external fund management fees, and assumptions for policyholder behaviour, mortality and expense that are similar to those used in amortising the capitalised acquisition costs.

Benefits that are payable upon the depletion of funds (guaranteed minimum withdrawal benefit).	The liability for the Guaranteed Minimum Withdrawal Benefit (GMWB) 'for life' portion is determined similarly to GMDB above.

Guaranteed Minimum Withdrawal Benefit 'not for life' features are treated as embedded derivatives under US GAAP. Therefore, provisions for these benefits are recognised at fair value.

Non-performance risk is incorporated into the fair value calculation through the use of discount interest rates sourced from an AA corporate credit curve as a proxy for Jackson's own credit risk. Other risk margins, particularly for policyholder behaviour and long-term volatility, are also incorporated into the model through the use of explicitly conservative assumptions. On a periodic basis, Jackson validates the resulting fair values based on comparisons to other models and market movements.

Contract type	Description	Material features	Determination of liabilities

Benefits that are payable at annuitisation (guaranteed minimum income benefit).

This feature is no longer offered and existing coverage is substantially reinsured, subject to deductibles and annual claim limits.

The direct Guaranteed Minimum Income Benefit (GMIB) liability is determined by estimating the expected value of the annuitisation benefits in excess of the projected account balance at the date of annuitisation and recognising the excess ratably over the life of the contract based on total expected assessments.

Guaranteed Minimum Income Benefits are reinsured, subject to a deductible and annual claim limits. As this reinsurance benefit is net settled, it is considered to be a derivative under IAS 39, and is therefore recognised at fair value with the change in fair value included as a component of short-term fluctuations.

Volatility and non-performance risk is considered as per GMWB above.

		Benefits that are payable at the end of a specified period (guaranteed minimum accumulation benefit). This feature is no longer offered.	Guaranteed Minimum Accumulation Benefit (GMAB) are treated as embedded derivatives under US GAAP. Therefore, provisions for these benefits are recognised at fair value. Volatility and non-performance risk is considered as per GMWB above.

Contract type	Description	Material features	Determination of liabilities

Life insurance	Life products include term life, traditional life and interest-sensitive life (universal life and variable universal life). Life insurance products accounted for 9 per cent (2016: 10 per cent) of Jackson's policy and contract liabilities at 31 December 2017. Jackson discontinued new sales of life insurance products in 2012.

Term life provides protection for a defined period and a benefit that is payable to a designated beneficiary upon death of the insured.

Traditional life provides protection for either a defined period or until a stated age and includes a predetermined cash value.

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

Excluding the business that is subject to the retrocession treaties at 31 December 2017, Jackson had interest-sensitive life business in force with total account value of £6.3 billion (2016: £7.1 billion), with minimum guaranteed interest rates ranging from 2.5 per cent to 6.0 per cent with a 4.67 per cent average guaranteed rate (2016: 2.5 per cent to 6.0 per cent with a 4.66 per cent average guaranteed rate).	For term and traditional life insurance contracts, provisions for future policy benefits are determined under US GAAP using the net level premium method and assumptions as of the issue date as to mortality, interest, policy lapses and expenses plus provisions for adverse deviation for directly sold business and assumptions at purchase for acquired business.

For universal life and variable universal life a retrospective deposit method is used to determine the liability for policyholder benefits. This is then augmented by additional liabilities to account for no-lapse guarantees, profits followed by losses, contract features such as persistency bonuses, and cost of interest rate guarantees.

Institutional products	Institutional products are: guaranteed investment contracts (GICs), funding agreements (including agreements issued in conjunction with Jackson's participation in the US Federal Home Loan Bank programme) and Medium Term Note funding agreements. At 31 December 2017 institutional products accounted for 1 per cent of contract liabilities (2016: 1 per cent).	GICs feature a lump sum policyholder deposit on which interest is paid at a rate fixed at inception. Market value adjustments are made to the value of any early withdrawals.

Funding agreements feature either lump sum or periodic policyholder deposits. Interest is paid at a fixed or index linked rate. Funding agreements have a duration of between one and 30 years. In 2017 and 2016 there were no funding agreements terminable by the policyholder with less than 90 days notice.

Institutional products are classified as investment contracts, and are accounted for as financial liabilities. The currency risk on contracts that represent currency obligations other than US dollars are hedged using cross-currency swaps.

C4.2(c)  UK and Europe

Contract type	Description	Material features	Determination of liabilities

With-profits contracts in WPSF	With-profits contracts provide returns to policyholders through bonuses that are 'smoothed'. There are two types of bonuses: 'regular' and 'final'.

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

Regular bonuses are typically declared once a year, and once credited, are guaranteed in accordance with the terms of the particular product. Final bonuses rates are guaranteed only until the next bonus declaration.	The policyholder liabilities reported for the WPSF are primarily for two broad types of business. These are accumulating and conventional with-profits contracts. The policyholder liabilities of the WPSF are accounted for in accordance with the requirements of FRS 27.

For with-profits business a market consistent valuation is performed. Additional assumptions required are for persistency and the management actions under which the fund is managed. Assumptions used for a market-consistent valuation typically do not contain margins, whereas those used for the valuation of other classes of business do.

The provisions have been determined on a basis consistent with the detailed methodology included in regulations contained in the PRA's previously issued rules for the determination of reserves on the PRA's 'realistic' Peak 2 basis. Though no longer in force for regulatory purposes, these rules continue to be applied to determine with-profits contract liabilities in accordance with IFRS 4. In aggregate, the regime has the effect of placing a value on the liabilities of UK with-profits contracts, which reflects the amounts expected to be paid based on the current value of investments held by the with-profits funds and current circumstances. These contracts are a combination of insurance and investment contracts with discretionary participation features, as defined by IFRS 4.

The PRA's Peak 2 calculation under the realistic regime requirement is explained further in note A3.1 under the UK regulated with-profits section.

Contract type	Description	Material features	Determination of liabilities

Persistency assumptions are set based on the results of the most recent experience analysis looking at the experience over recent years of the relevant business.

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

The contract liabilities for with-profits business also require assumptions for mortality. These are set based on the results of recent experience analysis.

PruFund contracts	A range of with-profits contracts offering policyholders a choice of investment profiles.

Unlike traditional with-profits contracts no regular or final bonuses are declared. Policyholder return is determined by an Expected Growth Rate (EGR) which is declared quarterly. A different EGR is applied for each of the different PruFund funds within the range, each relating to the individual asset mix of that fund. The relevant EGR is applied to increase the unit value of policyholder funds, calculated daily.

In normal investment conditions the EGR is expected to reflect PAC's view of how the funds will perform over the longer term. An adjustment is made to the smoothed unit value if it moves outside of a specified range relative to the value of the underlying assets.

As with-profits contracts, the liability for PruFund contracts are calculated in accordance with the methodology applied to other WPSF contracts, as described above.

Contract type	Description	Material features	Determination of liabilities

SAIF with-profits	SAIF is a ring-fenced with-profits sub-fund of PAC. No new business is written in SAIF, although regular premiums are still being paid on in-force policies. The fund is solely for the benefit of policyholders of SAIF. Shareholders have no interest in the profits of this fund although they are entitled to asset management fees on this business. The process for determining policyholder bonuses of SAIF with-profits policies, is similar to that for the with-profits policies of the WPSF. However, in addition, the surplus assets in SAIF are allocated to policies in an orderly and equitable distribution over time as enhancements to policyholder benefits.	Provision is made for the risks attaching to some SAIF unitised with-profits policies that have (Market Value Reduction) MVR-free dates and for those SAIF products which have a guaranteed minimum benefit on death or maturity of premiums accumulated at 4 per cent per annum.

The Group's main exposure to guaranteed annuities in the UK is through SAIF and a provision of £503 million was held in SAIF at 31 December 2017 (2016: £571 million) to honour the guarantees. As SAIF is a separate sub-fund solely for the benefit of policyholders of SAIF, this provision has no impact on the financial position of the Group's shareholders' equity.

The process of determining policyholder liabilities of SAIF is similar to that for the with-profits policies of the WPSF.

Contract type		Description	Material features	Determination of liabilities

Annuities—level, fixed increase and inflation-linked annuities	Level	Provide a fixed annuity payment over the policyholder's life.		Annuity liabilities are calculated as the expected future value of future annuity payments and expenses discounted by a valuation interest rate.
	Fixed increase	Provide for a regular annuity payment which incorporates automatic increases in annuity payments by fixed amounts over the policyholder's life.
Key assumptions include:

Mortality

The mortality assumptions are set in light of recent population and internal experience. The assumptions used are adjusted percentages of standard actuarial mortality tables with an allowance for future mortality improvements, the effect of anti-selection and characteristics specific to each individual policyholder. Where annuities have been sold on an enhanced basis to impaired lives an additional age adjustment is made.

	Inflation-linked	Provide for a regular annuity payment to which an additional amount is added periodically based on the increase in the UK RPI.

With-profits	Written in the with-profits fund, these combine the income features of annuity products with the investment smoothing features of with-profits products and enable policyholders to obtain exposure to investment return on the with-profits fund equity shares, property and other investment categories over time.	As per with-profits products.	New mortality projection models are released annually by the Continuous Mortality Investigation (CMI). The CMI 2015 model was used to produce the 2017 results calibrated to reflect an appropriate view of future mortality improvements.

For annuities in payment, the mortality tables used are set out in C4.1(d)(iii).

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

Contract type	Description	Material features	Determination of liabilities

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

Credit risk

For IFRS reporting, the results for UK shareholder-backed annuity business are particularly sensitive to the allowances made for credit risk on fixed interest securities. Further details on credit risk allowance are provided in note B3(c).

Unit-linked	UK and Europe insurance operations also have a book of unit-linked policies.	There are no guaranteed maturity values or guaranteed annuity options on unit-linked policies except for minor amounts for certain policies linked to cash units within SAIF.	For unit-linked contracts the attaching liability reflects the unit value obligation and, in the case of policies classified as insurance contracts, provision for expenses and mortality risk. The latter component is determined by applying mortality assumptions on a basis that is appropriate for the policyholder profile.

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

To calculate the non-unit reserves for linked business, assumptions have been set for the gross unit growth rate and the rate of inflation of maintenance expenses, as well as for the valuation interest rate.

Operation of the UK with-profits sub-funds

The WPSF mainly contains with-profits business but it also contains some non-profit business (unit-linked, term assurances and annuities). The WPSF's profits, apportioned 90 per cent to its policyholders and 10 per cent to shareholders as surplus for distribution, are determined via the annual actuarial valuation.

Application of significant judgement

Determining bonuses using the table described in the material features table above requires the PAC Board to apply significant judgement in many respects, including in particular the following:

–
Determining what constitutes fair treatment of customers;

–
Smoothing of investment returns; and

–
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

–
A Chief Actuary who provides the PAC Board with all actuarial advice;

–
A With-Profits Actuary whose specific duty is to advise the PAC Board on the reasonableness and proportionality of the manner in which its discretion has been exercised in applying the Principles and Practices of Financial Management and the manner in which any conflicting interests have been addressed; and

–
A With-Profits Committee of independent individuals, which assesses the degree of compliance with the PPFM and the manner in which conflicting rights have been addressed.

Determination of bonus rates

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

	2017	2016	2015

	£m	£m	£m
Net income of the fund:
Investment return	9,985	13,185	3,130

Claims incurred	(8,449)	(7,410)	(6,745)
Movement in policyholder liabilities	(10,011)	(11,824)	(1,307)
Add back policyholder bonuses for the year (as shown below)	2,071	1,934	1,943

Claims incurred and movement in policyholder liabilities
(including charge for provision for asset shares and excluding policyholder bonuses)	(16,389)	(17,300)	(6,109)
Earned premiums, net of reinsurance	12,508	9,261	6,507
Other income	35	177	210
Acquisition costs and other expenditure	(1,732)	(1,288)	(1,318)
Share of profits from investment joint ventures	106	22	53
Tax charge	(440)	(739)	(148)

Net income of the fund before movement in unallocated surplus	4,073	3,318	2,325
Movement in unallocated surplus	(1,769)	(1,169)	(168)

Surplus for distribution	2,304	2,149	2,157

Surplus for distribution allocated as follows:
— 90% policyholders' bonus (as shown above)	2,071	1,934	1,943
— 10% shareholders' transfers	233	215	214

	2,304	2,149	2,157

C5  Intangible assets

C5(a)  Goodwill

	Attributable to:
	Shareholders	With-profits	2017	2016

			£m	£m
Cost
At beginning of year	1,475	153	1,628	1,648
Disposals/reclassifications to held for sale	(16)	(139)	(155)	(56)
Additional consideration paid on previously acquired business	—	9	9	7
Exchange differences	(1)	1	—	29

Net book amount at end of year	1,458	24	1,482	1,628

Goodwill comprises:

	2017	2016

	£m	£m
M&G	1,153	1,153
Other—attributable to shareholders	305	322

Goodwill—attributable to shareholders	1,458	1,475
Venture fund investments—attributable to with-profits funds	24	153

	1,482	1,628

Other goodwill attributable to shareholders represents amounts allocated to entities in Asia and until August 2017 the US operations. These goodwill amounts are not individually material.

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

Assessment of whether goodwill may be impaired

Goodwill is tested for impairment by comparing the cash-generating units' carrying amount, including any goodwill, with its recoverable amount.

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

Goodwill for venture fund investments is tested for impairment by comparing the business's carrying value, including goodwill to its recoverable amount (fair value less costs to sell).

M&G

The recoverable amount for the M&G business (which is now part of the UK and Europe operating segment) has been determined by calculating the value in use of M&G Group Limited and its subsidiaries (considered to be a cash-generating unit during 2017). This has been calculated by aggregating the present value of future cash flows expected to be derived from the M&G business.

The discounted cash flow valuation has been based on a three-year plan prepared by M&G, and approved by management, and cash flow projections for later years.

The value in use is particularly sensitive to a number of key assumptions as follows:

i
The set of economic, market and business assumptions used to derive the three-year plan. The direct and secondary effects of recent developments, such as changes in global equity markets and trends in fund flows, are considered by management in arriving at the expectations for the final projections for the plan;

ii
The assumed growth rate on forecast cash flows beyond the terminal year of the plan after considering expected future and past growth rates. A growth rate of 1.7 per cent (2016: 2.0 per cent) has been used to extrapolate beyond the plan period;

iii
The risk discount rate. Differing discount rates have been applied in accordance with the nature of the individual component businesses. For the most material component retail and institutional business, a risk discount rate of 12 per cent (2016: 12 per cent) has been applied to post-tax cash flows. The pre-tax risk discount rate was 15 per cent (2016: 16 per cent); and

iv
That asset management contracts continue on similar terms. Management believes that any reasonable change in the key assumptions would not cause the recoverable amount of M&G to fall below its carrying amount.

C5(b)  Deferred acquisition costs and other intangible assets

	2017	2016

	£m	£m
Deferred acquisition costs and other intangible assets attributable to shareholder	10,866	10,755
Deferred acquisition costs and other intangible assets attributable to with-profits funds	145	52

Total of deferred acquisition costs and other intangible assets	11,011	10,807

The deferred acquisition costs and other intangible assets attributable to shareholders comprise:

	2017	2016

	£m	£m
Deferred acquisition costs related to insurance contracts as classified under IFRS 4	9,170	9,114
Deferred acquisition costs related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	63	64

	9,233	9,178

Present value of acquired in-force policies for insurance contracts as classified under IFRS 4 (PVIF)	36	43
Distribution rights and other intangibles	1,597	1,534

	1,633	1,577

Total of deferred acquisition costs and other intangible assets	10,866	10,755

	2017						2016
	Deferred acquisition costs
	Asia insurance	US insurance	UK and Europe insurance	All asset management	PVIF and other intangibles[1]	Total	Total

	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January	788	8,303	79	8	1,577	10,755	8,422
Additions	331	663	14	3	229	1,240	1,179
Amortisation to the income statement:[2]

Operating profit	(133)	(403)	(10)	(5)	(158)	(709)	(686)
Non-operating profit	—	462	—	—	(7)	455	557

	(133)	59	(10)	(5)	(165)	(254)	(129)
Disposals and transfers	—	—	—	—	—	—	(268)
Exchange differences and other movements	(40)	(752)	1	—	(8)	(799)	1,475
Amortisation of DAC related to net unrealised valuation movements on the US insurance operation's available-for-sale securities recognised within other comprehensive income[1]	—	(76)	—	—	—	(76)	76

Balance at 31 December	946	8,197	84	6	1,633	10,866	10,755

1
PVIF and other intangibles includes amounts in relation to software rights with additions of £38 million, amortisation of £32 million, foreign exchange losses of £5 million and a balance at 31 December 2017 of £67 million.
2
Under the Group's application of IFRS 4, US GAAP is used for measuring the insurance assets and liabilities of its US and certain Asia operations. Under US GAAP, most of the US insurance operation's products are accounted for under Accounting Standard no. 97 of the Financial Accounting Standards Board (FAS 97) whereby deferred acquisition costs are amortised in line with the emergence of actual and expected gross profits which are determined using an assumption for long-term investment returns for the separate account of 7.4 per cent (2016 and 2015: 7.4 per cent) (gross of asset management fees and other charges to policyholders, but net of external fund management fees). The amounts included in the income statement and other comprehensive income affect the pattern of profit emergence and thus the DAC amortisation attaching. DAC amortisation is allocated to the operating and non-operating components of the Group's supplementary analysis of profit and other comprehensive income by reference to the underlying items (see note C7.3(iv)).

Note

PVIF and other intangibles comprise PVIF, distribution rights and other intangibles such as software rights. Distribution rights relate to amounts that have been paid or have become unconditionally due for payment as a result of past events in respect of bancassurance partnership arrangements in Asia. These agreements allow for bank distribution of Prudential's insurance products for a fixed period of time.

US insurance operations

The DAC amount in respect of US insurance operations comprises amounts in respect of:

	2017	2016

	£m	£m
Variable annuity business	8,208	7,844
Other business	278	696
Cumulative shadow DAC (for unrealised gains booked in other comprehensive income)*	(289)	(237)

Total DAC for US operations	8,197	8,303

*
Consequent upon the positive unrealised valuation movement in 2017 of £617 million (2016: negative unrealised valuation movement of £28 million), there is a loss of £76 million (2016: a gain of £76 million) for altered shadow DAC amortisation booked within other comprehensive income. These adjustments reflect movement from period to period, in the changes to the pattern of reported gross profits that would have occurred if the assets reflected in the statement of financial position had been sold, crystallising the unrealised gains and losses, and the proceeds reinvested at the yields currently available in the market. At 31 December 2017, the cumulative shadow DAC balance as shown in the table above was negative £289 million (2016: negative £237 million).

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

In 2017, the DAC amortisation charge for operating profit was determined after including a credit for decelerated amortisation of £86 million (2016: credit for decelerated amortisation of £93 million; 2015: charge for accelerated amortisation of £2 million). The 2017 amount primarily reflects the impact of the positive separate account performance, which is higher than the assumed level for the year.

The application of the mean reversion formula, (described in note A3.1) has the effect of dampening the impact of equity market movements on DAC amortisation while the mean reversion assumption lies within the corridor. In 2018, it would take approximate movements in separate account values of more than either negative 32 per cent or positive 37 per cent for the mean reversion assumption to move outside the corridor.

Deferred acquisition costs and other intangible assets attributable to with-profits funds

Other intangible assets in the Group consolidated statement of financial position attributable to with-profits funds consist of:

	2017	2016

	£m	£m
Deferred acquisition costs related to insurance contracts attributable to the PAC with-profits fund	—	2
Computer software and other intangibles attributable to with-profits funds	145	50

	145	52

(i)    Deferred acquisition costs related to insurance and investment contracts

The movements in deferred acquisition costs relating to insurance and investment contracts are as follows:

	2017		2016
	Insurance contracts	Investment management note	Insurance contracts	Investment management note

	£m	£m	£m	£m
DAC at 1 January	9,114	64	6,948	74
Additions	1,000	11	954	3
Amortisation	(77)	(12)	(21)	(13)
Exchange differences	(791)	—	1,408	—
Disposals and transfers	—	—	(251)	—
Change in shadow DAC related to movement in unrealised appreciation of Jackson's securities classified as available-for-sale	(76)	—	76	—

DAC at 31 December	9,170	63	9,114	64

Note

All of the additions are through internal development. The carrying amount of the balance comprises the following gross and accumulated amortisation amounts:

	2017	2016

	£m	£m
Gross amount	156	145
Accumulated amortisation	(93)	(81)

Net book amount	63	64

(ii)    Present value of acquired in-force (PVIF) and other intangibles attributable to shareholders

	2017 Other intangibles				2016 Other intangibles
	PVIF note (i)	Distribution rights note (ii)	Other intangibles (including software) note (iii)	Total	PVIF note (i)	Distribution rights note (ii)	Other intangibles (including software) note (iii)	Total

	£m	£m	£m		£m		£m	£m
At 1 January
Cost	226	1,628	321	2,175	209	1,387	278	1,874
Accumulated amortisation	(183)	(196)	(219)	(598)	(164)	(129)	(181)	(474)

	43	1,432	102	1,577	45	1,258	97	1,400

Additions	—	173	56	229	—	172	50	222
Amortisation charge	(7)	(121)	(37)	(165)	(8)	(52)	(35)	(95)
Disposals and transfers	—	—	—	—	—	(3)	(14)	(17)
Exchange differences and other movements	—	(3)	(5)	(8)	6	57	4	67

At 31 December	36	1,481	116	1,633	43	1,432	102	1,577

Comprising:
Cost	227	1,793	363	2,383	226	1,628	321	2,175
Accumulated amortisation	(191)	(312)	(247)	(750)	(183)	(196)	(219)	(598)

	36	1,481	116	1,633	43	1,432	102	1,577

Notes

(i)
All of the PVIF balances relate to insurance contracts. The PVIF attaching to investment contracts have been fully amortised. Amortisation is charged over the period of provision of asset management services as those profits emerge.
(ii)
Distribution rights relate to fees paid in relation to the bancassurance partnership arrangements for the bank distribution of Prudential's insurance products for a fixed period of time. The distribution rights amounts are amortised over the term of the distribution contracts.
(iii)
Software is amortised over its useful economic life, which generally represents the licence period of the software acquired.

C6  Borrowings

C6.1  Core structural borrowings of shareholder-financed operations

	2017	2016

	£m	£m
Holding company operations:note(i)
US$1,000m 6.5% Notes (Tier 2)note(v)	—	809
US$250m 6.75% Notes (Tier 1)note(vi)	185	202
US$300m 6.5% Notes (Tier 1)note(vi)	222	243
US$700m 5.25% Notes (Tier 2)	517	565
US$550m 7.75% Notes (Tier 1)note(vi)	407	445
US$1,000m 5.25% Notes (Tier 2)	731	800
US$725m 4.375% Notes (Tier 2)	530	580
US$750m 4.875% Notes (Tier 2)note(iv)	548	—

Perpetual Subordinated Capital Securities	3,140	3,644

€20m Medium Term Notes 2023 (Tier 2)note(vii)	18	17
£435m 6.125% Notes 2031 (Tier 2)	430	430
£400m 11.375% Notes 2039 (Tier 2)	397	395
£600m 5% Notes 2055 (Tier 2)	591	590
£700m 5.7% Notes 2063 (Tier 2)	696	696

Subordinated Notes	2,132	2,128

Subordinated debt total	5,272	5,772
Senior debt:note(ii)
£300m 6.875% Bonds 2023	300	300
£250m 5.875% Bonds 2029	249	249

Holding company total	5,821	6,321
Prudential Capital bank loannote(iii)	275	275
Jackson US$250m 8.15% Surplus Notes 2027note(viii)	184	202

Total (per consolidated statement of financial position)	6,280	6,798

Notes

(i)
These debt tier classifications are consistent with the treatment of capital for regulatory purposes under the Solvency II regime. The Group has designated all US$4,275 million (2016: US$4,525 million) of its US dollar denominated subordinated debt as a net investment hedge under IAS 39 to hedge the currency risks related to the net investment in Jackson.
(ii)
The senior debt ranks above subordinated debt in the event of liquidation.
(iii)
The Prudential Capital bank loan of £275 million is drawn at a cost of 12 month GBP LIBOR plus 0.33 per cent. The loan was renewed in December 2017 maturing on 20 December 2022 with an option to repay annually.
(iv)
In October 2017, the Company issued core structural borrowings of US$750 million 4.875 per cent Tier 2 perpetual subordinated notes. The proceeds, net of costs, were £565 million.
(v)
In December 2017, the Company repaid its US$1,000 million 6.5 per cent Tier 2 perpetual subordinated notes.
(vi)
These borrowings can be converted, in whole or in part, at the Company's option and subject to certain conditions, on any interest payment date, into one or more series of Prudential preference shares.
(vii)
The €20 million borrowings were issued at 20-year Euro Constant Maturity Swap (capped at 6.5 per cent). These have been swapped into borrowings of £14 million with interest payable at three-month GBP LIBOR plus 1.2 per cent.
(viii)
Jackson's borrowings are unsecured and subordinated to all present and future indebtedness, policy claims and other creditor claims of Jackson.

C6.2  Other borrowings

(a)   Operational borrowings attributable to shareholder-financed operations

	2017	2016

	£m	£m

Commercial Paper	485	1,052
Medium Term Notes 2018	600	599

Borrowings in respect of short-term fixed income securities programmes	1,085	1,651

Bank loans and overdrafts	70	19
Obligations under finance leases	5	5
Other borrowings	631	642

Other borrowingsnote	706	666

Total	1,791	2,317

Note

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

(b)   Borrowings attributable to with-profits operations

	2017	2016

	£m	£m
Non-recourse borrowings of consolidated investment funds*	3,570	1,189
£100m 8.5% undated subordinated guaranteed bonds of Scottish Amicable Finance plc†	100	100
Other borrowings (predominantly obligations under finance leases)	46	60

Total	3,716	1,349

*
In all instances the holders of the debt instruments issued by these subsidiaries and funds do not have recourse beyond the assets of these subsidiaries and funds. The increase since 31 December 2016 primarily relates to the debt instruments issued by new consolidated securitisation entities backed by a portfolio of mortgage loans (see note C3.3(c) for further details).
†
The interests of the holders of the bonds issued by Scottish Amicable Finance plc, a subsidiary of the Scottish Amicable Insurance Fund, are subordinated to the entitlements of the policyholders of that fund.

C6.3 Maturity analysis

The following table sets out the remaining contractual maturity analysis of the Group's borrowings as recognised in the statement of financial position:

	Shareholder-financed operations				With-profits operations

	Core structural borrowings		Operational borrowings		Borrowings

	2017	2016	2017	2016	2017	2016

	£m	£m	£m	£m	£m	£m
Less than 1 year	275	275	1,723	1,636	351	118
1 to 2 years	—	—	1	599	371	48
2 to 3 years	—	—	1	—	184	108
3 to 4 years	—	—	—	1	59	8
4 to 5 years	—	—	—	1	1	146
Over 5 years	6,005	6,523	66	80	2,750	921

Total	6,280	6,798	1,791	2,317	3,716	1,349

C7  Risk and sensitivity analysis

C7.1  Group overview

The Group's risk framework and the management of the risk, including those attached to the Group's financial statements including financial assets, financial liabilities and insurance liabilities, together with the inter-relationship with the management of capital have been included in the audited sections of 'Group Risk Framework'.

The financial and insurance assets and liabilities on the Group's balance sheet are, to varying degrees, subject to market and insurance risk and other changes of experience assumptions that may have a material effect on IFRS basis profit or loss and shareholders' equity. The market and insurance risks, including how they affect Group's operations and how these are managed are discussed in the 'Group Risk Framework'.

The most significant items that the IFRS shareholders' profit or loss and shareholders' equity for the Group's life assurance business are sensitive to, are shown in the following tables. The distinction between direct and indirect exposure is not intended to indicate the relative size of the sensitivity.

Type of business	Market and credit risk			Insurance and lapse risk

	Investments/derivatives	Liabilities / unallocated surplus	Other exposure

Asia insurance operations (see also section C7.2)
All business	Currency risk			Mortality and morbidity risk Persistency risk

With-profits business	Net neutral direct exposure (indirect exposure only)		Investment performance subject to smoothing through declared bonuses
Unit-linked business	Net neutral direct exposure (indirect exposure only)		Investment performance through asset management fees

Non-participating business	Asset/liability mismatch risk

	Credit risk	Interest rates for those operations where the basis of insurance liabilities is sensitive to current market movements
Interest rate and price risk

US insurance operations (see also section C7.3)
All business	Currency risk			Persistency risk

Variable annuity business	Net effect of market risk arising from incidence of guarantee features and variability of asset management fees offset by derivative hedging programme			Risk that utilisation of withdrawal benefits or lapse levels differ from those assumed in pricing

Fixed index annuity business	Derivative hedge programme to the extent not fully hedged against liability	Incidence of equity participation features

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
			Spread difference between earned rate and rate credited to policyholders	Lapse risk, but the effects of extreme events may be mitigated by the application of market value adjustments

UK and Europe insurance operations (see also section C7.4)
With-profits business	Net neutral direct exposure (indirect exposure only)		Investment performance subject to smoothing through declared bonuses	Persistency risk to future shareholder transfers
SAIF sub-fund	Net neutral direct exposure (indirect exposure only)		Asset management fees earned
Unit-linked business	Net neutral direct exposure (indirect exposure only)		Investment performance through asset management fees	Persistency risk

Asset/liability mismatch risk

Shareholder-backed annuity business	Credit risk for assets covering liabilities and shareholder capital			Mortality experience and assumptions for longevity
Interest rate risk for assets in excess of liabilities ie assets representing shareholder capital

Detailed analyses of sensitivity of IFRS basis profit or loss and shareholders' equity to key market and other risks by business unit are provided in notes C7.2, C7.3, C7.4 and C7.5. The sensitivity analyses provided show the effect on profit or loss and shareholders' equity to changes in the relevant risk variables, all of which are reasonably possible at the relevant balance sheet date. In the equity risk sensitivity analysis shown below, the Group has considered the impact of an instantaneous 20 per cent fall in equity markets. If equity markets were to fall by more than 20 per cent, the Group believes that this would not be an instantaneous fall but rather would be expected to occur over a period of time during which the Group would be able to put mitigating management actions in place. In addition, the equity risk sensitivity analysis provided assumed that all equity indices fall by the same percentage.

Impact of diversification on risk exposure

The Group benefits from diversification benefits achieved through the geographical spread of the Group's operations and, within those operations, through a broad mix of product types. Relevant correlation factors include:

Correlation across geographic regions:

–
Financial risk factors; and

–
Non-financial risk factors.

Correlation across risk factors:

–
Longevity risk;

–
Expenses;

–
Persistency; and

–
Other risks.

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

C7.2  Asia insurance operations

Exposure and sensitivity of IFRS basis profit and shareholders' equity to market and other risks

The Asia operations sell with-profits and unit-linked policies, and the investment portfolio of the with-profits funds contains a proportion of equities. Non-participating business is largely backed by debt securities or deposits. The Group's exposure to market risk arising from its Asia operations is therefore at modest levels. This reflects the fact that the Asia operations have a balanced portfolio of with-profits, unit-linked and other types of business.

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
Sensitivity to risks other than foreign exchange risk

Interest rate risk

Excluding its with-profits and unit-linked businesses, the results of the Asia business are sensitive to the movements in interest rates.

For the purposes of analysing sensitivity to variations in interest rates, reference has been made to the movements in the 10-year government bond rates of the territories. At 31 December 2017, 10-year government bond rates vary from territory to territory and range from 1.0 per cent to 7.5 per cent (2016: 1.2 per cent to 8.1 per cent).

For the sensitivity analysis as shown in the table below, the reasonably possible interest rate movement used is 1 per cent for all territories.

The estimated sensitivity to the decrease and increase in interest rates at 31 December 2017 and 2016 is as follows:

	2017		2016
	Decrease of 1%	Increase of 1%	Decrease of 1%	Increase of 1%

	£m	£m	£m	£m
Profit before tax attributable to shareholders	2	(443)	213	(509)
Related deferred tax (where applicable)	(7)	20	(41)	62

Net effect on profit and shareholders' equity	(5)	(423)	172	(447)

The pre-tax impacts, if they arose, would mostly be recorded within the category short-term fluctuations in investments returns in the Group's segmental analysis of profit before tax.

The degree of sensitivity of the results of the non-linked shareholder-backed business of the Asia operations to movements in interest rates depends upon the degree to which the liabilities under the 'grandfathered' IFRS 4 measurement basis reflects market interest rates from period-to-period. For example for those countries, such as those applying US GAAP, the results can be more sensitive as the effect of interest rate movements on the backing investments may not be offset by liability movements.

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

Equity price risk

The non-linked shareholder-backed business has limited exposure to equity and property investment (31 December 2017: £1,764 million). Generally changes in equity and property investment values are not directly offset by movements in non-linked policyholder liabilities.

The estimated sensitivity to a 10 per cent and 20 per cent change in equity and property prices for shareholder-backed Asia other business (including those held by the Group's joint venture and associate businesses), which would be reflected in the short-term fluctuation component of the Group's segmental analysis of profit before tax, at 31 December 2017 and 2016 is as follows:

	2017		2016
	Decrease		Decrease
	of 20%	of 10%	of 20%	of 10%

	£m	£m	£m	£m
Profit before tax attributable to shareholders	(478)	(239)	(386)	(192)
Related deferred tax (where applicable)	7	4	4	2

Net effect on profit and shareholders' equity	(471)	(235)	(382)	(190)

A 10 or 20 per cent increase in their value would have an approximately equal and opposite effect on profit and shareholders' equity to the sensitivities shown above.

Insurance risk

Many of the business units in Asia are exposed to mortality/morbidity risk and provision is made within policyholder liabilities on a prudent regulatory basis to cover the potential exposure. If these prudent assumptions were strengthened by 5 per cent then it is estimated that post-tax profit and shareholders' equity would be decreased by approximately £66 million (2016: £61 million). Mortality and morbidity have a symmetrical effect on the portfolio and any weakening of these assumptions would have a similar equal and opposite impact.

ii
Sensitivity to foreign exchange risk

Consistent with the Group's accounting policies, the profits of the Asia insurance operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. For 2017, the rates for the most significant operations are given in note A1.

A 10 per cent increase (strengthening of the pound sterling) or decrease (weakening of the pound sterling) in these rates would have reduced or increased profit before tax attributable to shareholders, profit for the year and shareholders' equity, excluding goodwill attributable to Asia insurance operations respectively as follows:

	A 10% increase in local currency to £ exchange rates		A 10% decrease in local currency to £ exchange rates
	2017	2016	2017	2016

	£m	£m	£m	£m
Profit before tax attributable to shareholders	(155)	(97)	189	118
Profit for the year	(135)	(77)	165	94
Shareholders' equity, excluding goodwill, attributable to Asia operations	(492)	(442)	601	540

C7.3  US insurance operations

Exposure and sensitivity of IFRS basis profit and shareholders' equity to market and other risks

Jackson's reported operating profit based on longer-term investment returns is sensitive to market conditions, both with respect to income earned on spread-based products and indirectly with respect to income earned on variable annuity asset management fees. Jackson's main exposures to market risk are to interest rate risk and equity risk.

Jackson is exposed primarily to the following risks:

Risks	Risk of loss

Equity risk	• Related to the incidence of benefits related to guarantees issued in connection with its variable annuity contracts; and
• Related to meeting contractual accumulation requirements in fixed index annuity contracts.

Interest rate risk	• Related to meeting guaranteed rates of accumulation on fixed annuity products following a sustained fall in interest rates;

•

Related to increases in the present value of projected benefits related to guarantees issued in connection with its variable annuity contracts following a sustained fall in interest rates especially if in conjunction with a fall in equity markets;

• Related to the surrender value guarantee features attached to the Company's fixed annuity products and to policyholder withdrawals following a sharp and sustained increase in interest rates; and
• The risk of mismatch between the expected duration of certain annuity liabilities and prepayment risk and extension risk inherent in mortgage-backed securities.

Jackson's derivative programme is used to manage interest rate risk associated with a broad range of products and equity market risk attaching to its equity-based products. Movements in equity markets, equity volatility, interest rates and credit spreads materially affect the carrying value of derivatives that are used to manage the liabilities to policyholders and backing investment assets. Movements in the carrying value of derivatives combined with the use of US GAAP measurement (as 'grandfathered' under IFRS 4) for the insurance contracts assets and liabilities, which is largely insensitive to current period market movements mean that the Jackson total profit (ie including short-term fluctuations in investment returns) is sensitive to market movements. In addition to these effects the Jackson shareholders' equity is sensitive to the impact of interest rate and credit spread movements on the value of fixed income securities. Movements in unrealised appreciation on these securities are included as movement in shareholders' equity (ie outside the income statement).

Jackson enters into financial derivative transactions, including those noted below to reduce and manage business risks. These transactions manage the risk of a change in the value, yield, price, cash flows or quantity of, or a degree of exposure with respect to assets, liabilities or future cash flows, which Jackson has acquired or incurred.

Jackson uses free-standing derivative instruments for hedging purposes. Additionally, certain liabilities, primarily trust instruments supported by funding agreements, fixed index annuities, certain variable annuity guaranteed benefit features and reinsured Guaranteed Minimum Income Benefit variable annuity features are similar to derivatives. Jackson does not account for such items as either fair value or cash flow hedges as might be permitted if the specific hedge documentation requirements of IAS 39 were followed. Financial derivatives, including derivatives embedded in certain host liabilities that have been separated for accounting and financial reporting purposes are carried at fair value.

The principal types of derivatives used by Jackson and their purpose are as follows:

Derivative	Purpose

Interest rate swaps	These generally involve the exchange of fixed and floating payments over the period for which Jackson holds the instrument without an exchange of the underlying principal amount. These agreements are used to hedge Jackson's exposure to movements in interest rates.
Swaption contracts	These contracts provide the purchaser with the right, but not the obligation, to require the writer to pay the present value of a long-duration interest rate swap at future exercise dates. Jackson both purchases and writes swaptions in order to hedge against significant movements in interest rates.
Treasury futures contracts	These derivatives are used to hedge Jackson's exposure to movements in interest rates.
Equity index futures contracts and equity index options	These derivatives (including various call and put options and options contingent on interest rates and currency exchange rates) are used to hedge Jackson's obligations associated with its issuance of certain VA guarantees. Some of these annuities and guarantees contain embedded options that are fair valued for financial reporting purposes.
Cross-currency swaps	Cross-currency swaps, which embody spot and forward currency swaps and additionally, in some cases, interest rate swaps and equity index swaps, are entered into for the purpose of hedging Jackson's foreign currency denominated funding agreements supporting trust instrument obligations.
Credit default swaps	These swaps represent agreements under which Jackson has purchased default protection on certain underlying corporate bonds held in its portfolio. These contracts allow Jackson to sell the protected bonds at par value to the counterparty if a default event occurs in exchange for periodic payments made by Jackson for the life of the agreement. Jackson does not write default protection using credit derivatives.

The estimated sensitivity of Jackson's profit and shareholders' equity to equity and interest rate risks provided below is net of the related changes in amortisation of DAC. The effect on the related changes in amortisation of DAC provided is based on the current 'grandfathered' US GAAP DAC basis but does not include any effect from an acceleration or deceleration of amortisation of DAC.

i
Sensitivity to equity risk

At 31 December 2017 and 2016, Jackson had variable annuity contracts with guarantees, for which the net amount at risk (NAR) is defined as the amount of guaranteed benefit in excess of current account value, as follows:

31 December 2017	Minimum return	Account value	Net amount at risk	Weighted average attained age	Period until expected annuitisation

		£m	£m
Return of net deposits plus a minimum return
GMDB	0–6%	100,451	1,665	66.0 years
GMWB—premium only	0%	2,133	20
GMWB*	0–5%**	235	13
GMAB—premium only	0%	38	—
Highest specified anniversary account value minus withdrawals post-anniversary
GMDB		9,099	96	66.5 years
GMWB—highest anniversary only		2,447	51
GMWB*		667	47
Combination net deposits plus minimum return, highest specified anniversary account value minus withdrawals post-anniversary
GMDB	0–6%	5,694	426	69.0 years
GMIB†	0–6%	1,484	436		0.4 years
GMWB*	0–8%**	93,227	4,393

31 December 2016	Minimum return	Account value	Net amount at risk	Weighted average attained age	Period until expected annuitisation

		£m	£m
Return of net deposits plus a minimum return
GMDB	0–6%	93,512	2,483	65.6 years
GMWB—premium only	0%	2,217	39
GMWB*	0–5%**	256	22
GMAB—premium only	0%	44	—
Highest specified anniversary account value minus withdrawals post-anniversary
GMDB		8,798	346	66.0 years
GMWB—highest anniversary only		2,479	125
GMWB*		747	83
Combination net deposits plus minimum return, highest specified anniversary account value minus withdrawals post-anniversary
GMDB	0–6%	5,309	699	68.7 years
GMIB†	0–6%	1,595	595		0.5 years
GMWB*	0–8%**	85,402	9,293

*
Amounts shown for GMWB comprise sums for the 'not for life' portion (where the guaranteed withdrawal base less the account value equals to the net amount at risk (NAR)), and a 'for life' portion (where the NAR has been estimated as the present value of future expected benefit payment remaining after the amount of the 'not for life' guaranteed benefits is zero).
**
Ranges shown based on simple interest. The upper limits of 5 per cent or 8 per cent simple interest are approximately equal to 4.1 per cent and 6 per cent respectively, on a compound interest basis over a typical 10-year bonus period. For example 1 + 10 × 0.05 is similar to 1.04 growing at a compound rate of 4 per cent for a further nine years.
†
The GMIB guarantees are essentially fully reinsured.

Account balances of contracts with guarantees were invested in variable separate accounts as follows:

	2017	2016

	£m	£m
Mutual fund type:
Equity	80,843	73,430
Bond	13,976	15,044
Balanced	19,852	17,441
Money market	681	994

Total	115,352	106,909

As noted above, Jackson is exposed to equity risk through the options embedded in the fixed index annuity liabilities and guarantees included in certain variable annuity benefits as illustrated above. This risk is managed using an equity hedging programme to minimise the risk of a significant economic impact as a result of increases or decreases in equity market levels while taking advantage of naturally offsetting exposures in Jackson's operations. Jackson purchases futures and options that hedge the risks inherent in these products, while also considering the impact of rising and falling guaranteed benefit fees.

Due to the nature and the valuation under IFRS of the free-standing derivatives and the variable annuity guarantee features, this hedge, while highly effective on an economic basis, would not be completely mute in the financial reporting as the immediate impact of equity market movements reset the free-standing derivatives immediately while the hedged liabilities reset more slowly and fees are recognised prospectively in the period in which they are earned.

In addition to the exposure explained above, Jackson is also exposed to equity risk from its holding of equity securities, partnerships in investment pools and other financial derivatives.

At 31 December 2017, the estimated sensitivity of Jackson's profit and shareholders' equity to immediate increases and decreases in equity markets is shown below. The sensitivities are shown net of related changes in DAC amortisation.

	2017				2016
	Decrease		Increase		Decrease		Increase
	of 20%	of 10%	of 20%	of 10%	of 20%	of 10%	of 20%	of 10%

	£m	£m	£m	£m	£m	£m	£m	£m
Pre-tax profit, net of related changes in amortisation of DAC	1,107	336	619	262	1,061	488	370	59
Related deferred tax effects	(233)	(71)	(130)	(55)	(371)	(171)	(129)	(21)

Net sensitivity of profit after tax and shareholders' equity	874	265	489	207	690	317	241	38

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

The directional movements in the sensitivities reflect the hedging programme in place at 31 December 2017 and 2016.

ii
Sensitivity to interest rate risk

Except in the circumstances of interest rate scenarios where the guarantee rates included in contract terms are higher than crediting rates that can be supported from assets held to cover liabilities, the accounting measurement of fixed annuity liabilities of Jackson's products is not generally sensitive to interest rate risk. This position derives from the nature of the products and the US GAAP basis of measurement. The GMWB features attached to variable annuity business (other than 'for life' components) are accounted for under US GAAP as embedded derivatives which are fair-valued and, therefore, will be sensitive to changes in interest rates.

Debt securities and related derivatives are marked to fair value. Value movements on derivatives, again net of related changes to amortisation of DAC and deferred tax, are recorded within the income statement. Fair value movements on debt securities, net of related changes to amortisation of DAC and deferred tax, are recorded within other comprehensive income. The estimated sensitivity of these items and policyholder liabilities to a 1 per cent and 2 per cent decrease and increase in interest rates at 31 December 2017 and 2016 is as follows:

	2017				2016
	Decrease		Increase		Decrease		Increase
	of 2%	of 1%	of 1%	of 2%	of 2%	of 1%	of 1%	of 2%

	£m	£m	£m	£m	£m	£m	£m	£m
Profit and loss:
Pre-tax profit effect (net of related changes in amortisation of DAC)	(4,079)	(1,911)	1,373	2,533	(2,899)	(1,394)	1,065	2,004
Related effect on charge for deferred tax	857	401	(288)	(532)	1,015	488	(373)	(701)

Net profit effect	(3,222)	(1,510)	1,085	2,001	(1,884)	(906)	692	1,303

Other comprehensive income:
Direct effect on carrying value of debt securities (net of related changes in amortisation of DAC)	3,063	1,700	(1,700)	(3,063)	3,364	1,883	(1,883)	(3,364)
Related effect on movement in deferred tax	(643)	(357)	357	643	(1,177)	(659)	659	1,177

Net effect	2,420	1,343	(1,343)	(2,420)	2,187	1,224	(1,224)	(2,187)

Total net effect on shareholders' equity	(802)	(167)	(258)	(419)	303	318	(532)	(884)

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

iii
Sensitivity to foreign exchange risk

Consistent with the Group's accounting policies, the profits of the Group's US operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. For 2017, the average and closing rates were US$1.29 (2016: US$1.35) and US$1.35 (2016: US$1.24) to £1.00, respectively. A 10 per cent increase (weakening of the dollar) or decrease (strengthening of the dollar) in these rates would reduce or increase profit before tax attributable to shareholders, profit for the year and shareholders' equity attributable to US insurance operations respectively as follows:

	A 10% increase in US$:£ exchange rates		A 10% decrease in US$:£ exchange rates
	2017	2016	2017	2016

	£m	£m	£m	£m
Profit before tax attributable to shareholders	(54)	(48)	66	59
Profit for the year	(20)	(54)	24	66
Shareholders' equity attributable to US insurance operations	(456)	(473)	557	578

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

For variable annuity business, an assumption made is the expected long-term level of separate account returns, which for 2017 was 7.4 per cent (2016: 7.4 per cent). The impact of using this return is reflected in two principal ways, namely:

–
Through the projected expected gross profits that are used to determine the amortisation of deferred acquisition costs. This is applied through the use of a mean reversion technique which is described in more detail in note A3.1 above; and

–
The required level of provision for claims for guaranteed minimum death, 'for life' withdrawal, and income benefits.

Jackson is sensitive to mortality risk, lapse risk and other types of policyholder behaviour, such as the utilisation of its GMWB product features. Jackson's persistency assumptions reflect a combination of recent experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. These assumptions vary by relevant factors, such as product, policy duration, attained age and for variable annuity lapse assumptions, the extent to which guaranteed benefits are 'in the money' relative to policy account values. Changes in these assumptions, which are assessed on an annual basis after considering recent experience, could have a material impact on policyholder liabilities and therefore on profit before tax. See further information in note B1.2.

In addition, in the absence of hedging, equity and interest rate movements can both cause a loss directly or an increased future sensitivity to policyholder behaviour. Jackson has an extensive derivative programme that seeks to manage the exposure to such altered equity markets and interest rates.

C7.4  UK and Europe insurance operations

Exposure and sensitivity of IFRS basis profit and shareholders' equity to market and other risks

The IFRS basis results of the UK and Europe insurance operations are most sensitive to the following factors:

–
Asset/liability matching;

–
Default rate experience;

–
Mortality;

–
Longevity assumptions; and

–
The difference between the return on corporate bond and risk-free rate for shareholder-backed annuity business of The Prudential Assurance Company Limited.

Further details are described below.

The IFRS operating profit based on longer-term investment returns for UK and Europe insurance operations is sensitive to changes in longevity assumptions affecting the carrying value of liabilities to policyholders for UK shareholder-backed annuity business. At the total IFRS profit level, the result is particularly sensitive to temporary value movements on assets backing the capital of the shareholder-backed annuity business.

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

The shareholder results of the UK with-profits fund are currently one-ninth of the cost of bonuses declared to with-profits policyholders. For certain unitised with-profits products, such as the PruFund range of funds, the bonuses represent the policyholders' net return based on the smoothed unit price of the selected investment fund. Investment performance is a key driver of bonuses declared, and hence the shareholder results. Due to the 'smoothed' basis of bonus declaration, the sensitivity to short-term investment performance is relatively low. However, long-term investment performance and persistency trends may affect future shareholder transfers.

Shareholder-backed annuity business

Profits from shareholder-backed annuity business are most sensitive to:

–
The extent to which the duration of the assets held closely matches the expected duration of the liabilities under the contracts;

–
Actual versus expected default rates on assets held;

–
The difference between long-term rates of return on corporate bonds and risk-free rates;

–
The variance between actual and expected mortality experience;

–
The extent to which changes to the assumed rate of improvements in mortality give rise to changes in the measurement of liabilities; and

–
Changes in renewal expense levels.

In addition the level of profit is affected by change in the level of reinsurance cover.

A decrease in assumed mortality rates of 1 per cent would decrease pre-tax profit by approximately £66 million (2016: £67 million). A decrease in credit default assumptions of five basis points would increase pre-tax profit by £198 million (2016: £200 million). A decrease in renewal expenses (excluding asset management expenses) of 5 per cent would increase pre-tax profit by £40 million (2016: £41 million). The effect on profit would be approximately symmetrical for changes in assumptions that are directionally opposite to those explained above. The net effect on profit after tax and shareholders' equity from all the changes in assumptions as described above would be an increase of approximately £143 million (2016: £144 million). See C4.1(d)(iii) for further details on mortality assumptions.

Unit-linked and other business

Unit-linked and other business represents a comparatively small proportion of the in-force business of the UK and Europe insurance operations.

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

Sensitivity to interest rate risk and other market risk

By virtue of the fund structure, product features and basis of accounting, the policyholder liabilities of the UK and Europe insurance operations are, except annuity business, not generally exposed to interest rate risk. At 31 December 2017 annuity liabilities accounted for 98 per cent (2016: 98 per cent) of UK shareholder-backed business liabilities. For annuity business, liabilities are exposed to interest rate risk. However, the net exposure substantially ameliorated by virtue of the close matching of assets with appropriate duration. The level of matching from period to period can vary depending on management actions and economic factors so it is possible for a degree of mis-matching profits or losses to arise.

The close matching by the Group of assets of appropriate duration to annuity liabilities is based on maintaining economic and regulatory capital. Liabilities are measured differently under Solvency II reporting requirements than under IFRS resulting in an alteration to the assets used to measure the IFRS annuity liabilities. As a result, IFRS has a different sensitivity to interest rate and credit risk than under Solvency II.

The estimated sensitivity of the UK non-linked shareholder-backed business (principally annuities business) to a movement in interest rates is as follows:

	2017				2016
	A decrease of 2%	A decrease of 1%	An increase of 1%	An increase of 2%	A decrease of 2%	A decrease of 1%	An increase of 1%	An increase of 2%

	£m	£m	£m	£m	£m	£m	£m	£m
Carrying value of debt securities and derivatives	13,497	5,805	(4,659)	(8,541)	12,353	5,508	(4,527)	(8,313)
Policyholder liabilities	(9,426)	(4,210)	3,443	6,295	(10,023)	(4,466)	3,636	6,635
Related deferred tax effects	(658)	(254)	190	348	(396)	(177)	151	285

Net sensitivity of profit after tax and shareholders' equity	3,413	1,341	(1,026)	(1,898)	1,934	865	(740)	(1,393)

In addition the shareholder-backed portfolio of UK non-linked insurance operations (covering policyholder liabilities and shareholders' equity) includes equity securities and investment properties. Excluding any offsetting effects on the measurement of policyholder liabilities, a fall in their value would have given rise to the following effects on pre-tax profit, profit after tax and shareholders' equity.

	2017		2016
	A decrease of 20%	A decrease of 10%	A decrease of 20%	A decrease of 10%

	£m	£m	£m	£m
Pre-tax profit	(332)	(166)	(326)	(163)
Related deferred tax effects	57	28	66	33

Net sensitivity of profit after tax and shareholders' equity	(275)	(138)	(260)	(130)

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

A 10 per cent increase in the relevant exchange rates (strengthening of the pound sterling) would have reduced reported profit before tax attributable to shareholders, and shareholders' equity excluding goodwill attributable to Eastspring Investments and US asset management operations, by £30 million and £53 million respectively (2016: £12 million and £47 million, respectively).

ii
Sensitivities to other financial risks for asset management operations

The profits of asset management businesses are sensitive to the level of assets under management, as this significantly affects the value of management fees earned by the business in the current and future periods. The Group's asset management operations do not hold significant investments in property or equities.

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

Other operations are sensitive to credit risk on the bridging loan portfolio of the Prudential Capital operation. Total debt securities held at 31 December 2017 by Prudential Capital were £2,238 million (2016: £2,359 million). Debt securities held by Prudential Capital are in general variable rate bonds and so market value is limited in sensitivity to interest rate movements and consequently any change in interest rates would not have a material impact on profit or shareholders' equity.

C8  Tax assets and liabilities

C8.1  Deferred tax

The statement of financial position contains the following deferred tax assets and liabilities in relation to:

	2017
	At 1 Jan	Movement in income statement	Movement through other comprehensive income and equity	Other movements including foreign currency movements	At 31 Dec

	£m	£m	£m	£m	£m
Deferred tax assets
Unrealised losses or gains on investments	23	(8)	—	(1)	14
Balances relating to investment and insurance contracts	1	—	—	—	1
Short-term temporary differences	4,196	(1,396)	(1)	(267)	2,532
Capital allowances	16	(2)	—	—	14
Unused tax losses	79	(12)	—	(1)	66

Total	4,315	(1,418)	(1)	(269)	2,627

Deferred tax liabilities
Unrealised losses or gains on investments	(1,534)	(177)	(55)	18	(1,748)
Balances relating to investment and insurance contracts	(730)	(156)	—	14	(872)
Short-term temporary differences	(3,071)	870	(26)	186	(2,041)
Capital allowances	(35)	(3)	—	(16)	(54)

Total	(5,370)	534	(81)	202	(4,715)

Of the short-term temporary differences of £2,532 million relating to deferred tax assets, £1,799 million relating to the US insurance operations is expected to be recovered in line with the run off of the in-force book, and the remaining balances of the £733 million are expected to be recovered within 10 years.

The reduction in the US corporate income tax rate to 21 per cent from 1 January 2018 was substantively enacted on 22 December 2017. The remeasurement to 21 per cent reduced deferred tax assets subject to US taxation by £1,587 million and deferred tax liabilities by £1,368 million. The £219 million net reduction was reflected partly in the income statement (£445 million charge attributable to shareholders and £92 million benefit to policyholders) and partly through reserves in other comprehensive income (£134 million benefit).

The deferred tax balances at 31 December 2017 and 2016 arise in the following parts of the Group:

	Deferred tax assets		Deferred tax liabilities
	2017	2016*	2017	2016*

	£m	£m	£m	£m
Asia operations	112	107	(1,152)	(935)
US operations	2,300	3,979	(1,845)	(2,832)
UK and Europe	157	174	(1,703)	(1,592)
Other operations	58	55	(15)	(11)

Total	2,627	4,315	(4,715)	(5,370)

*
The 2016 comparative results have been re-presented from those previously published for the reassessment of the Group's operating segments as described in note B1.3.

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

The taxation regimes applicable across the Group often apply separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a trading or capital nature may affect the recognition of deferred tax assets. For the 2017 full year results and financial position at 31 December 2017 the following tax benefits have not been recognised:

	2017		2016
	Tax benefit	Losses	Tax benefit	Losses

	£m	£bn	£m	£bn
Capital losses	79	0.4	89	0.4
Trading losses	74	0.3	41	0.2

Of the unrecognised trading losses, losses of £41 million will expire within the next seven years, the rest have no expiry date.

C8.2  Current tax

Of the £613 million (2016: £440 million) current tax recoverable, the majority is expected to be recovered in one year or less. The current tax recoverable includes £112 million in relation to the ongoing litigation relating to the historic tax treatment of dividends received from overseas portfolio investments of life insurance companies. The Prudential Assurance Company Limited (PAC) is the test case for this litigation. In April 2016, the UK Court of Appeal found in PAC's favour on all substantive points in the litigation. HM Revenue & Customs's appeal against the Court of Appeal's judgment was heard by the Supreme Court in February 2018. A decision is expected later in 2018.

The current tax liability of £537 million (2016: £649 million) includes £139 million (2016: £89 million) of provisions for uncertain tax matters. Further detail is provided in note B4.

C9  Defined benefit pension schemes

(a)
Background and summary economic and IAS 19 financial positions

The Group's businesses operate a number of pension schemes. The specific features of these schemes vary in accordance with the regulations of the country in which the employees are located, although they are, in general, funded by the Group and based either on a cash balance formula or on years of service and salary earned in the last year or years of employment. The largest defined benefit scheme is the principal UK scheme, namely the Prudential Staff Pension Scheme (PSPS). PSPS accounts for 82 per cent (2016: 82 per cent) of the underlying scheme liabilities of the Group's defined benefit schemes.

The Group also operates two smaller UK defined benefit schemes in respect of Scottish Amicable (SASPS) and M&G (M&GGPS). In addition, there are two small defined benefit schemes in Taiwan which have negligible deficits.

Under IAS 19 'Employee Benefits' and IFRIC 14 'IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction', the Group is only able to recognise a surplus to the extent that it is able to access the surplus either through an unconditional right of refund or through reduced future contributions relating to ongoing service of active members. The Group has no unconditional right of refund to any surplus in PSPS. Accordingly, the PSPS surplus recognised is restricted to the present value of the economic benefit to the Group from the difference between the estimated future ongoing contributions and the full future cost of service for the active members. In contrast, the Group is able to access the surplus of SASPS and M&GGPS. Therefore, the amounts recognised for these schemes are the IAS 19 valuation amount (either a surplus or deficit).

The Group asset/liability in respect of defined benefit pension schemes is as follows:

	2017					2016
	PSPS note (i)	SASPS note (ii)	M&GGPS	Other schemes	Total	PSPS note (i)	SASPS note (ii)	M&GGPS	Other schemes	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Underlying economic surplus (deficit)	721	(137)	109	(1)	692	717	(237)	84	(1)	563
Less: unrecognised surplus	(485)	—	—	—	(485)	(558)	—	—	—	(558)

Economic surplus (deficit) (including investment in Prudential insurance policies)note(iii)	236	(137)	109	(1)	207	159	(237)	84	(1)	5
Attributable to:

PAC with-profits fund	165	(55)	—	—	110	111	(95)	—	—	16
Shareholder-backed operations	71	(82)	109	(1)	97	48	(142)	84	(1)	(11)

Consolidation adjustment against policyholder liabilities for investment in Prudential insurance policies	—	—	(151)	—	(151)	—	—	(134)	—	(134)

IAS 19 pension asset (liability) on the Group statement of financial positionnote(iv)	236	(137)	(42)	(1)	56	159	(237)	(50)	(1)	(129)

  Notes

(i)
No deficit or other funding is required for PSPS. Deficit funding, where applicable, is apportioned in the ratio of 70/30 between the PAC with-profits fund and shareholder-backed operations following detailed considerations in 2005 of the sourcing of previous contributions. Employer contributions for ongoing service of current employees are apportioned in the ratio relevant to current activity.
(ii)
The deficit of SASPS has been allocated 40 per cent to the PAC with-profits fund and 60 per cent to the shareholders' fund as at 31 December 2017 and 2016.
(iii)
The underlying position on an economic basis reflects the assets (including investments in Prudential insurance policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes.
(iv)
At 31 December 2017, the PSPS pension asset of £236 million (2016: £159 million) and the other schemes' pension liabilities of £180 million (2016: £288 million) are included within 'Other debtors' and 'Provisions' respectively on the consolidated statement of financial position.

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

In respect of SASPS it has been agreed with the Trustees that the level of deficit funding should be £26.0 million per annum from 1 January 2018 until 31 March 2027, or earlier if the scheme's funding level reaches 100 per cent before this date, to eliminate the actuarial deficit. The deficit funding will be reviewed every three years at subsequent valuations.

In respect of M&GGPS it has been agreed with the Trustees that no deficit funding is required from 1 January 2016. Deficit funding of £9.3 million was paid in 2015.

Defined benefit pension schemes in the UK are generally required to be subject to full actuarial valuations every three years in order to assess the appropriate level of funding for schemes in relation to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds. The actuarial valuation differs from the IAS 19 accounting basis valuation in a number of respects, including the discount rate assumption where IAS 19 prescribes a rate based on high quality corporate bonds while a more 'prudent' assumption is used for the actuarial valuation.

Risks to which the defined benefit schemes expose the Group

Responsibility of making good of any deficit that may arise in the schemes lies with the employers of the schemes, which are subsidiaries of the Group. Accordingly, the pension schemes expose the Group to a number of risks and the most significant of which are interest rate and investment risk, inflation risk and mortality risk.

Corporate governance

The Group's UK pension schemes are established under trust and are subject to UK legal requirements; this includes being subject to regulation by 'The Pension Regulator' in accordance with the Pension Act 1995. Each scheme has a corporate trustee to which some directors are appointed by Group employers with the remaining directors nominated by members in accordance with UK legal requirements. The trustees have the ultimate responsibility to ensure that the scheme is managed in accordance with the Trust Deed & Rules. The trustees act in the best interests of the schemes beneficiaries; this includes taking appropriate account of each employer's legal obligation and financial ability to support the schemes, when setting investment strategy and when agreeing funding with the employers. The employers' contribution commitments are formally updated at each triennial valuation; between valuations funding levels and employer strength continue to be monitored with the Trustees being able to bring forward the next triennial valuation if they consider it appropriate to do so.

All of the Group's three UK defined benefit pension schemes (PSPS, SASPS and M&GGPS) are final salary schemes, which are closed to new entrants.

The Trustees of each scheme set the general investment policy and specify any restrictions on types of investment and the degrees of divergence permitted from the benchmark, but delegate the responsibility for selection and realisation of specific investments to the Investment Managers. The Trustees consult the Principal Employer, (eg The Prudential Assurance Company for PSPS), on the investment principles, but the ultimate responsibility for the investment of the assets of the scheme lies with the Trustees.

The Trustees of each of the schemes manage the investment strategy of the scheme to achieve an acceptable balance between investing in the assets that most closely match the expected benefit payments and assets that are expected to achieve a greater return in the hope of reducing the contributions required or providing additional benefits to members.

For PSPS, a significant portion of the scheme assets are invested in liability matching assets such as bonds and gilts including index-linked gilts to partially hedge against inflation. In addition, PSPS has maintained a portfolio of interest rate and inflation swaps to match more closely the duration and inflation profile of its assets to its liabilities.

SASPS and M&GGPS use very limited or no derivatives to manage their risks. The risks arising from these schemes are managed through a diversified mix of investments. SASPS has invested in a mix of both return-seeking assets, such as equities and property and matching assets including a leveraged liability driven investment portfolio to reflect the liability profile of the scheme. A portion of the M&GGPS assets is invested in index-linked gilts and leveraged index-linked gilts as part of its asset liability management. The mix of the investments is kept under review by the Trustees of the respective schemes.

(b)
Assumptions

The actuarial assumptions used in determining benefit obligations and the net periodic benefit costs for the years ended 31 December were as follows:

	2017	2016	2015

	%	%	%
Discount rate*	2.5	2.6	3.8
Rate of increase in salaries	3.1	3.2	3.0
Rate of inflation**
Retail prices index (RPI)	3.1	3.2	3.0
Consumer prices index (CPI)	2.1	2.2	2.0
Rate of increase of pensions in payment for inflation:
PSPS:
Guaranteed (maximum 5%)	2.5	2.5	2.5
Guaranteed (maximum 2.5%)	2.5	2.5	2.5
Discretionary	2.5	2.5	2.5
Other schemes	3.1	3.2	3.0

*
The discount rate has been determined by reference to an 'AA' corporate bond index, adjusted where applicable to allow for the difference in duration between the index and the pension liabilities.
**
The rate of inflation reflects the long-term assumption for UK RPI or CPI depending on the tranche of the schemes.

The calculations are based on current mortality estimates with an allowance made for future improvements in mortality. This allowance reflected the CMI's 2014 mortality improvements model, with scheme-specific calibrations. For immediate annuities in payment, in 2017 and 2016, a long-term mortality improvement rate of 1.75 per cent per annum and 1.25 per cent per annum was applied for males and females, respectively.

(c)
Estimated pension scheme surpluses and deficits

This section illustrates the financial position of the Group's defined benefit pension schemes on an economic basis and the IAS 19 basis.

The underlying pension position on an economic basis reflects the assets (including investments in Prudential policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes. The IAS 19 basis excludes the investments in Prudential policies. At 31 December 2017, M&GGPS held investments in Prudential insurance policies of £151 million (2016: £134 million).

Movements on the pension scheme surplus determined on the economic basis are as follows, with the effect of the application of IFRIC 14 being shown separately:

	2017
	Surplus (deficit) in schemes at 1 Jan 2017	(Charge) credit to income statement	Actuarial gains and losses in other comprehensive income	Contributions paid	Surplus (deficit) in schemes at 31 Dec 2017

	£m	£m	£m	£m	£m
All schemes
Underlying position (without the effect of IFRIC 14)
Surplus (deficit)	563	(40)	119	50	692
Less: amount attributable to PAC with-profits fund	(425)	10	(39)	(19)	(473)

Shareholders' share:
Gross of tax surplus (deficit)	138	(30)	80	31	219
Related tax	(27)	6	(15)	(6)	(42)

Net of shareholders' tax	111	(24)	65	25	177

Application of IFRIC 14 for the derecognition of PSPS surplus
Derecognition of surplus	(558)	(14)	87	—	(485)
Less: amount attributable to PAC with-profits fund	409	10	(56)	—	363

Shareholders' share:
Gross of tax	(149)	(4)	31	—	(122)
Related tax	29	—	(6)	—	23

Net of shareholders' tax	(120)	(4)	25	—	(99)

With the effect of IFRIC 14
Surplus (deficit)	5	(54)	206	50	207
Less: amount attributable to PAC with-profits fund	(16)	20	(95)	(19)	(110)

Shareholders' share:
Gross of tax surplus (deficit)	(11)	(34)	111	31	97
Related tax	2	6	(21)	(6)	(19)

Net of shareholders' tax	(9)	(28)	90	25	78

Underlying investments of the schemes

On the 'economic basis', after including the underlying assets represented by the investments in Prudential insurance policies as scheme assets, the plans' assets at 31 December comprise the following investments:

	2017				2016
	PSPS	Other schemes	Total	%	PSPS	Other schemes	Total	%

	£m	£m	£m		£m	£m	£m
Equities
UK	9	67	76	1	18	85	103	1
Overseas	226	272	498	6	293	368	661	7
Bonds*
Government	5,040	655	5,695	63	5,411	550	5,961	66
Corporate	1,491	248	1,739	20	1,169	196	1,365	15
Asset-backed securities	164	—	164	2	144	6	150	2
Derivatives	188	(6)	182	2	252	(2)	250	3
Properties	140	130	270	3	71	109	180	2
Other assets	216	77	293	3	269	67	336	4

Total value of assets**	7,474	1,443	8,917	100	7,627	1,379	9,006	100

*
89 per cent of the bonds are investment graded (2016: 93 per cent).
**
96 per cent of the total value of the scheme assets are derived from quoted prices in an active market (2016: 98 per cent). None of the scheme assets included shares in Prudential plc or property occupied by the Prudential Group. The IAS 19 basis plan assets at 31 December 2017 of £8,766 million (2016: £8,872 million) is different from the economic basis plan assets of £8,917 million (2016: £9,006 million) as shown above due to the exclusion of investment in Prudential insurance policies, by M&GGPS as described above.

The movements in the IAS 19 pension schemes' surplus and deficit between scheme assets and liabilities as consolidated in the financial statements were:

Attributable to policyholders and shareholders

2017 £m	Plan assets	Present value of benefit obligations note (i)	Net surplus (deficit) (without the effect of IFRIC 14)	Effect of IFRIC 14 for derecognition of PSPS surplus	Economic basis net surplus (deficit)	Other adjustments including for investments in Prudential insurance policies note (ii)	IAS 19 basis net surplus (deficit)

Net surplus (deficit), beginning of year	9,006	(8,443)	563	(558)	5	(134)	(129)
Current service cost	—	(46)	(46)	—	(46)	—	(46)
Net interest on net defined benefit liability (asset)	228	(214)	14	(14)	—	(3)	(3)
Administration expenses	(8)	—	(8)	—	(8)	—	(8)
Benefit payments	(479)	479	—	—	—	—	—
Employers' contributionsnote (iii)	50	—	50	—	50	—	50
Employees' contributions	1	(1)	—	—	—	—	—
Actuarial gains and lossesnote (iv)	119	—	119	87	206	(6)	200
Transfer into investment in Prudential insurance policies	—	—	—	—	—	(8)	(8)

Net surplus (deficit), end of year	8,917	(8,225)	692	(485)	207	(151)	56

2016 £m

Net surplus (deficit), beginning of year	7,819	(6,858)	961	(800)	161	(77)	84
Current service cost	—	(34)	(34)	—	(34)	—	(34)
Net interest on net defined benefit liability (asset)	292	(254)	38	(32)	6	(3)	3
Administration expenses	(5)	—	(5)	—	(5)	—	(5)
Benefit payments	(350)	350	—	—	—	—	—
Employers' contributionsnote (iii)	45	—	45	—	45	—	45
Employees' contributions	2	(2)	—	—	—	—	—
Actuarial gains and lossesnote (iv)	1,203	(1,645)	(442)	274	(168)	(13)	(181)
Transfer into investment in Prudential insurance policies	—	—	—	—	—	(41)	(41)

Net surplus (deficit), end of year	9,006	(8,443)	563	(558)	5	(134)	(129)

2015 £m

Net deficit, beginning of year	8,067	(7,312)	755	(710)	45	(132)	(87)
Current service cost	—	(36)	(36)	—	(36)	—	(36)
Past service cost	—	48	48	—	48	—	48
Net interest on net defined benefit liability (asset)	278	(250)	28	(26)	2	(5)	(3)
Administration expenses	(5)	—	(5)	—	(5)	—	(5)
Benefit payments	(301)	301	—	—	—	—	—
Employers' contributionsnote (iii)	56	—	56	—	56	—	56
Employees' contributions	2	(2)	—	—	—	—	—
Actuarial gains and lossesnote (iv)	(278)	393	115	(64)	51	6	57
Settlements or curtailments	—	—	—	—	—	—	—
Transfer into investment in Prudential insurance policies	—	—	—	—	—	54	54

Net surplus (deficit), end of year	7,819	(6,858)	961	(800)	161	(77)	84

  Notes

(i)
Maturity profile of the benefit obligations

The weighted average duration of the undiscounted benefit obligations of the schemes is 18.6 years (2016: 19.5 years).

The following table provides an expected maturity analysis of the benefit obligations as at 31 December:

	All schemes
	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	Total

	£m	£m	£m	£m	£m	£m	£m
2017	255	1,108	1,589	1,667	1,661	7,889	14,169
2016	243	1,090	1,585	1,694	1,704	8,508	14,824

(ii)
The adjustments for investments in Prudential insurance policies are consolidation adjustments for intra-group assets and liabilities with no impact to operating results.
(iii)
Total employer contributions expected to be paid into the Group defined benefit schemes for the year ending 31 December 2018 amount to £50 million (2017: £45 million).
(iv)
The actuarial gains and losses attributable to policyholders and shareholders as shown in the table above are analysed as follows:

	2017	2016	2015

	£m	£m	£m
Actuarial gains and losses

Return on the scheme assets less amount included in interest income	119	1,203	(278)
(Losses) on changes in demographic assumptions	(10)	(18)	(3)
(Losses) on changes in financial assumptions	(101)	(1,733)	371
Experience gains on scheme liabilities	111	106	25

	119	(442)	115
Effect of derecognition of PSPS surplus	87	274	(64)
Consolidation adjustment for investments in Prudential insurance policies and other adjustments	(6)	(13)	6

	200	(181)	57

The losses of £1,733 million in 2016 on change in financial assumptions primarily reflect the effect of the decrease in the discount rate used in determining the scheme liabilities from 3.8 per cent in 2015 to 2.6 per cent in 2016. These 2016 losses were partially offset by the increase in the return on the scheme assets, which was greater than the amount included in interest income by £1,203 million.

(d)   Sensitivity of the pension scheme liabilities to key variables

The sensitivity information below is based on the core scheme liabilities and assumptions at the balance sheet date. The sensitivities are calculated based on a change in one assumption with all other assumptions being held constant. As such, interdependencies between the assumptions are excluded. The impact of the rate of inflation assumption sensitivity includes the impact of inflation on the rate of increase in salaries and rate of increase of pensions in payment.

The sensitivities of the underlying pension scheme liabilities as shown below do not directly equate to the impact on the profit or loss attributable to shareholders or shareholders' equity due to the effect of the application of IFRIC 14 on PSPS and the allocation of a share of the interest in the financial position of PSPS and SASPS to the PAC with-profits fund as described above.

	Assumption applied		Sensitivity change in assumption	Impact of sensitivity on scheme liabilities on IAS 19 basis

	2017	2016			2017	2016

Discount rate	2.5%	2.6%	Decrease by 0.2%	Increase in scheme liabilities by:
				PSPS	3.5%	3.5%
				Other schemes	5.4%	5.3%

Discount rate	2.5%	2.6%	Increase by 0.2%	Decrease in scheme liabilities by:
				PSPS	3.4%	3.5%
				Other schemes	4.9%	5.0%

Rate of inflation	3.1%	3.2%	RPI: Decrease by 0.2%	Decrease in scheme liabilities by:
	2.1%	2.2%	CPI: Decrease by 0.2%	PSPS	0.6%	0.6%
			with consequent	Other schemes	3.9%	4.1%
			reduction in salary
			increases

Mortality rate			Increase life expectancy by 1 year	Increase in scheme liabilities by:
				PSPS	4.0%	3.5%
				Other schemes	3.8%	3.7%

C10 Share capital, share premium and own shares

	2017			2016
Issued shares of 5p each fully paid	Number of ordinary shares	Share capital	Share premium	Number of ordinary shares	Share capital	Share premium

		£m	£m		£m	£m
At 1 January	2,581,061,573	129	1,927	2,572,454,958	128	1,915
Shares issued under share-based schemes	6,113,872	—	21	8,606,615	1	12

At 31 December	2,587,175,445	129	1,948	2,581,061,573	129	1,927

Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of shares issued is credited to the share premium account.

At 31 December 2017, there were options outstanding under save as you earn schemes to subscribe for shares as follows:

	Number of shares to subscribe for	Share price range
				Exercisable by year
		from	to

31 December 2017	6,448,853	629p	1,455p	2023
31 December 2016	7,068,884	466p	1,155p	2022

Transactions by Prudential plc and its subsidiaries in Prudential plc shares

The Group buys and sells Prudential plc shares ('own shares') either in relation to its employee share schemes or via transactions undertaken by authorised investment funds that the Group is deemed to control. The cost of own shares of £250 million as at 31 December 2017 (2016: £226 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans. At 31 December 2017, 11.4 million (2016: 10.7 million) Prudential plc shares with a market value of £218 million (2016: £175 million) were held in such trusts all of which are for employee incentive plans. The maximum number of shares held during 2017 was 15.1 million which was in March 2017.

The Company purchased the following number of shares in respect of employee incentive plans. The shares purchased each month are as follows:

		2017 share price				2016 share price
	Number of shares				Number of shares
		Low	High	Cost		Low	High	Cost

		£	£	£		£	£	£
January	62,388	15.83	16.02	989,583	67,625	13.73	14.00	932,711
February	65,706	15.70	16.09	1,052,657	79,077	11.96	12.01	947,993
March	70,139	16.40	16.54	1,159,950	735,361	13.09	13.72	9,686,101
April	3,090,167	16.58	16.80	51,369,760	84,848	12.91	13.31	1,115,919
May	55,744	17.50	17.62	979,645	2,272,344	13.17	13.31	30,238,832
June	182,780	17.52	18.00	3,269,447	576,386	11.28	13.09	6,604,231
July	51,984	17.72	17.93	927,452	84,883	11.96	12.32	1,040,732
August	55,857	18.30	18.73	1,025,802	73,602	14.01	14.25	1,040,528
September	51,226	17.45	17.97	912,151	173,166	13.69	14.14	2,372,037
October	136,563	17.99	18.22	2,483,879	71,253	14.37	14.50	1,026,260
November	53,951	18.38	18.40	992,123	69,976	13.49	15.40	1,044,194
December	53,519	18.26	18.47	986,000	71,626	15.76	16.37	1,134,181

Total	3,930,024			66,148,449	4,360,147			57,183,719

The Group has consolidated a number of authorised investment funds where it is deemed to control these funds under IFRS. Some of these funds hold shares in Prudential plc. The total number of shares held by these funds at 31 December 2017 was 6.4 million (2016: 6.0 million) and the cost of acquiring these shares of £71 million (2016: £61 million) is included in the cost of own shares. The market value of these shares as at 31 December 2017 was £121 million (2016: £97 million). During 2017, these funds made net acquisitions of 372,029 Prudential shares (2016: net disposals of 77,423) for a net increase of £9.4 million to book cost (2016: net increase of £7.9 million).

All share transactions were made on an exchange other than the Stock Exchange of Hong Kong.

Other than set out above the Group did not purchase, sell or redeem any Prudential plc listed securities during 2017 or 2016.

C11  Provisions

	2017	2016

	£m	£m
Provision in respect of defined benefit pension schemesC9	180	288
Other provisions (see below)	943	659

Total provisions	1,123	947

Analysis of other provisions:

	2017	2016

	£m	£m
At 1 January	659	519
Charged to income statement:
Additional provisions	542	381
Unused amounts released	(9)	(53)
Used during the year	(239)	(222)
Exchange differences	(10)	34

Total at 31 December	943	659

Other provisions comprise staff benefits provisions of £453 million (2016: £415 million) that are generally expected to be paid out within the next three years, other provisions of £121 million (2016: £69 million) and a provision for review of past annuity sales after utilisation during the year of £369 million (2016: £175 million). Prudential has agreed with the Financial Conduct Authority (FCA) to review annuities sold without advice after 1 July 2008 to its contract-based defined contribution pension customers. The review will examine whether customers were given sufficient information about their potential eligibility to purchase an enhanced annuity, either from Prudential or another pension provider. The FCA formally released its redress calculation methodology in early 2018 and accordingly Prudential reassessed the provision held to cover the costs of undertaking the review and any potential redress. At 31 December 2017, following this reassessment, the gross provision was increased to £400 million (2016: £175 million), excluding any utilisation during the year. The ultimate amount that will be expended by the Group on the review, which is currently expected to be completed in 2019, remains uncertain. Although the Group's professional indemnity insurance is expected to mitigate the overall financial impact of this review, with potential insurance recoveries of up to £175 million, no such recovery has been factored into the provision, in accordance with the requirements of IAS 37 'Provisions, Contingent Liabilities and Contingent Assets'.

C12  Capital

C12(a)  Group objectives, policies and processes for managing capital

(i)
Capital measure

The Group manages its Group Solvency II own funds as its measure of capital. At 31 December 2017 estimated Group Solvency II own funds are £26.4 billion (2016: £24.8 billion).

(ii)
External capital requirements

Solvency II is the Group's consolidated capital regime. Solvency II is a risk-based solvency framework required under the European Solvency II Directive as implemented by the Prudential Regulatory Authority in the UK. The Solvency II surplus represents the aggregated capital held by the Group less Solvency Capital Requirements.

(iii)
Meeting of capital management objectives

The Group Solvency Capital Requirement has been met during 2017.

As well as holding sufficient capital to meet Solvency II requirements at Group level, the Group also closely manages the cash it holds within its central holding companies so that it can:

a)
Maintain flexibility, fund new opportunities and absorb shock events

b)
Fund dividends; and

c)
Cover central costs and debt payments.

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

In addition, reserve adequacy testing under a range of scenarios and dynamic solvency testing is carried out, including under certain scenarios mandated by the UK, US and Asia regulators.

The sensitivity of liabilities and other components of total capital vary depending upon the type of business concerned and this conditions the approach to asset/liability management.

C12(b)  Local capital regulations

(i)
Asia insurance operations

The estimated capital position for Asia life insurance operations with reconciliation to shareholders equity is shown below:

	2017	2016

	£m	£m
IFRS shareholders' equity	5,524	4,992

Adjustments to regulatory basis
Unallocated surplus of with-profits funds	3,474	2,667
Deferred acquisition costs, distribution rights and goodwill of non-participating business not recognised for regulatory reporting	(1,515)	(1,365)
Other adjustments	2,411	1,628

Total adjustments	4,370	2,930

Total available capital resources of life assurance businesses on local regulatory bases	9,894	7,922

The capital requirements of significant operations are:

China

A risk-based capital, risk management and governance framework, known as the China Risk Oriented Solvency System (C-ROSS), applies in China. Under C-ROSS, insurers are required to maintain a core solvency ratio (core capital over minimum capital) and a comprehensive solvency ratio (actual capital over minimum capital) of not lower than 50 per cent and 100 per cent, respectively. The actual capital is the difference between the admitted assets and admitted liabilities.

Hong Kong

The capital requirement varies by underlying risk and duration of liabilities, but is generally determined as a percentage of mathematical reserves and capital at risk. Mathematical reserves are based on a best estimate basis with prudent margins for adverse deviations, discounted at a valuation interest rate based on a blend between the risk-adjusted portfolio yield and reinvestment rate.

Indonesia

Solvency capital is determined using a risk-based capital approach. Insurance companies in Indonesia are expected to maintain the level of net assets above 100 per cent of solvency capital.

Malaysia

A risk-based capital framework applies in Malaysia. The local regulator has set a Supervisory Target Capital Level of 130 per cent below which supervisory actions of increasing intensity will be taken. Each insurer is also required to set its own Individual Target Capital Level to reflect its own risk profile and this is expected to be higher than the Supervisory Target Capital Level.

Singapore

A risk-based capital framework applies in Singapore. A registered insurer incorporated in Singapore is required at all times to maintain a minimum level of paid-up ordinary share capital and to ensure that its financial resources are not less than the greater of (i) the total risk requirement arising from the assets and liabilities of the insurer, calculated in accordance with the Singapore Insurance Act; or (ii) a minimum amount of S$5 million (Singapore dollars). The regulator also has the authority to direct that the insurer satisfy additional capital adequacy requirements in addition to those set forth under the Singapore Insurance Act if it considers such additional requirements appropriate.

(ii)
US insurance operations

The estimated capital position for Jackson with reconciliation to shareholders' equity is shown below:

	2017	2016

	£m	£m
IFRS shareholders' equity	5,013	5,204

Adjustments to regulatory basis
Deferred acquisition costs, distribution rights and goodwill of non-participating business not recognised for regulatory reporting	(8,197)	(8,303)
Jackson surplus notes	184	202
Investment and policyholder liabilities valuation differences between IFRS and regulatory basis for Jackson	5,325	6,657
Other adjustments	818	535

Total adjustments	(1,870)	(909)

Total available capital resources of life assurance businesses on local regulatory bases	3,143	4,295

In December 2017 a significant US tax reform package, The Tax Cuts and Jobs Act, was enacted into law effective from 1 January 2018. These reforms led to a £628 million reduction in the level of statutory net admitted deferred tax assets.

The regulatory framework for Jackson is governed by the requirements of the US NAIC approved Risk-Based Capital standards. Under these requirements life insurance companies report using a formula-based capital standard which includes components calculated by applying after-tax factors to various asset, premium and reserve items and a separate model-based component for market risk associated primarily with variable annuity products. The after-tax factors were not adjusted to reflect the impact of US Tax Reform.

At 31 December 2017, Jackson had a permitted practice in effect as granted by the local regulator allowing Jackson to carry certain interest rate swaps at book value, as if statutory hedge accounting were in place, instead of at fair value as would have been otherwise required. Jackson is required to demonstrate the effectiveness of its interest rate swap programme pursuant to the Michigan Insurance Code. The total effect of this permitted practice, net of tax, was to decrease statutory surplus by £355 million at 31 December 2017.

Under the equivalence provisions of Solvency II, Jackson is incorporated into the Group's Solvency II position at a level equal to available capital in excess of 250 per cent of the US local minimum risk-based capital requirement level at which corrective action commences.

(iii)
UK and Europe insurance operations

Insurance operations in the UK and Europe are subject to Solvency II capital requirements on an individual basis. The UK solvency capital requirement has been met during 2017.

(iv)
Asset management operations—regulatory and other surplus

Certain asset management subsidiaries of the Group are subject to regulatory requirements. The movement in the year of the surplus regulatory capital position of those subsidiaries, combined with the movement in the IFRS basis shareholders' funds for unregulated asset management operations, is as follows:

	Asset management operations
	2017				2016
	M&G Prudential	US	Eastspring Investments	Total	Total

	£m	£m	£m	£m	£m
Regulatory and other surplus
Beginning of year	405	205	204	814	733
Gains during the year	401	43	142	586	469
Movement in capital requirement	(65)	—	(8)	(73)	(54)
Capital injection	—	6	—	6	—
Distributions made to the parent company	(322)	—	(111)	(433)	(387)
Exchange and other movements	—	(19)	(5)	(24)	53

End of year	419	235	222	876	814

C12(c)  Transferability of available capital

In the UK PAC is required to meet the Solvency II capital requirements as a company as a whole, ie covering both its ring-fenced with-profits funds and non-profit funds. Further, the surplus of the with-profits funds is ring-fenced from the shareholder balance sheet with restrictions as to its distribution. Distributions from the with-profits funds to shareholders continue to reflect the shareholders' one-ninth share of the cost of declared policyholders' bonuses.

For Jackson, capital retention is maintained at a level consistent with an appropriate rating by Standard & Poor's. Currently Jackson is rated AA. Jackson can pay dividends on its capital stock only out of earned surplus unless prior regulatory approval is obtained. Furthermore, dividends which exceed the greater of statutory net gain from operations less net realised investments losses for the prior year or 10 per cent of Jackson's prior year end statutory surplus, excluding any increase arising from the application of permitted practices, require prior regulatory approval.

For Asia subsidiaries, the amounts retained within the companies are at levels that provide an appropriate level of capital strength in excess of the local regulatory minimum. For ring-fenced with-profits funds, the excess of assets over liabilities is retained with distribution tied to the shareholders' share of bonuses through declaration of actuarially determined surplus. The businesses in Asia may, in general, remit dividends to UK parent entities, provided the statutory insurance fund meets the local regulatory solvency targets.

Available capital of the non-insurance business units is transferable after taking account of an appropriate level of operating capital, based on local regulatory solvency targets, over and above base liabilities.

C13  Property, plant and equipment

Property, plant and equipment comprise Group occupied properties and tangible assets. A reconciliation of the carrying amount of these items from the beginning of the year to the end of the year is as follows:

	2017			2016
	Group occupied property	Tangible assets	Total	Group occupied property	Tangible assets	Total

	£m	£m	£m	£m	£m	£m
At 1 January
Cost	439	1,077	1,516	480	1,387	1,867
Accumulated depreciation	(88)	(685)	(773)	(69)	(601)	(670)

Net book amount	351	392	743	411	786	1,197

Year ended 31 December
Opening net book amount	351	392	743	411	786	1,197
Exchange differences	(8)	(14)	(22)	50	52	102
Depreciation charge	(22)	(94)	(116)	(15)	(144)	(159)
Additions	17	117	134	15	333	348
Arising on acquisitions of subsidiaries*	—	178	178	—	—	—
Disposals and transfers	(43)	(85)	(128)	(110)	(635)	(745)

Closing net book amount	295	494	789	351	392	743

At 31 December
Cost	367	1,041	1,408	439	1,077	1,516
Accumulated depreciation	(72)	(547)	(619)	(88)	(685)	(773)

Net book amount	295	494	789	351	392	743

*
Arising on an acquisition made for venture fund purposes by the PAC with-profits fund.

Tangible assets

Of the £494 million (2016: £392 million) of tangible assets, £360 million (2016: £247 million) were held by the Group's with-profits operations, primarily by the consolidated subsidiaries for venture fund and other investment purposes of the PAC with-profits fund.

Capital expenditure: property, plant and equipment by segment

The capital expenditure of £117 million (2016: £333 million) arose as follows: £41 million in UK and Europe, £19 million in US and £55 million in Asia with the remaining balance of £2 million arising from unallocated corporate expenditure (2016: £251 million in UK and Europe, £18 million in US and £62 million in Asia with the remaining balance of £2 million arising from unallocated corporate expenditure).

C14  Investment properties

Investment properties principally relate to the PAC with-profits fund and are carried at fair value. A reconciliation of the carrying amount of investment properties at the beginning and end of the year is set out below:

	2017	2016

	£m	£m
At 1 January	14,646	13,422
Additions:
Resulting from property acquisitions	2,009	1,338
Resulting from expenditure capitalised	39	189
Disposals	(591)	(632)
Net gain from fair value adjustments	415	273
Net foreign exchange differences	(21)	97
Transfers to held for sale assets	—	(41)

At 31 December	16,497	14,646

The 2017 income statement includes rental income from investment properties of £876 million (2016: £781 million) and direct operating expenses including repairs and maintenance arising from these properties of £82 million (2016: £67 million).

Investment properties of £5,689 million (2016: £6,020 million) are held under finance leases. The present value of minimum lease payments under these leases is £43 million (2016: £49 million) and 73 per cent (2016: 76 per cent) of lease payments are due in over five years.

The Group's policy is to let investment properties to tenants through operating leases. Minimum future rentals to be received on non-cancellable operating leases of the Group's freehold investment properties are receivable in the following periods:

	2017	2016

	£m	£m
Less than 1 year	322	314
1 to 5 years	1,073	1,077
Over 5 years	2,286	2,634

Total	3,681	4,025

The total minimum future rentals to be received on non-cancellable sub-leases for the Group's investment properties held under finance leases at 31 December 2017 are £1,527 million (2016: £2,238 million).

D Other notes

D1  Disposal of businesses

On 18 May 2017, the Group announced that it had completed the sale of its life insurance subsidiary in Korea, PCA Life Insurance Co. Ltd. to Mirae Asset Life Insurance Co. Ltd., following regulatory approvals. The transaction, announced on 10 November 2016, was for a consideration of KRW170 billion (equivalent to £117 million at 17 May 2017 closing rate).The proceeds, net of £9 million of related expenses, were £108 million.

On completion of the sale the cumulative foreign exchange translation gain of the Korea life business of £61 million, that had arisen from 2004 (the year of the Group's conversion to IFRS) to disposal was recycled from other comprehensive income through the profit and loss account in 2017 as required by

IAS 21. The adjustment has no net effect on shareholders' equity. The net contribution from the Korea life business to the 2017 profit after tax is the £61 million gain arising from the recycling of foreign exchange translation gains previously recognised in other comprehensive income and other elements in various line items of £5 million.

The 2016 income statement recorded a charge for remeasurement of Korea life business classified as held for sale of £(238) million. For 2016 the result for the year, including short-term fluctuations in investment returns, together with the adjustment to the carrying value gave rise to an aggregate loss of £(227) million (2015: profit of £56 million). To facilitate comparisons of businesses retained by the Group, the supplementary analysis of profit shown in note B1.1 shows separately the results of the Korea life business.

On 15 August 2017, the Group, through its subsidiary National Planning Holdings, Inc. (NPH) sold its US independent broker-dealer network to LPL Financial LLC. The initial consideration received was £252 million (US$325 million) resulting in a profit on disposal of £162 million (US$209 million) before tax and after costs and net losses that have been incurred in the year.

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

The Group has provided other guarantees and commitments to third-parties entered into in the normal course of business but the Group does not consider that the amounts involved are significant.

Support for with-profits sub-funds by shareholders' funds

PAC is liable to meet its obligations to with-profits policyholders even if the assets of the with-profits sub-funds are insufficient to do so. The assets, represented by the unallocated surplus of with-profits funds, in excess of amounts expected to be paid for future terminal bonuses and related shareholder transfers ('the excess assets') in the with-profits sub-funds could be materially depleted over time by, for example, a significant or sustained equity market downturn, costs of significant fundamental strategic change or a material increase in the pension mis-selling provision. In the unlikely circumstance that the depletion of the excess assets within the long-term fund was such that the Group's ability to satisfy policyholders' reasonable expectations was adversely affected, it might become necessary to restrict the annual distribution to shareholders or to contribute shareholders' funds to the with-profits sub-funds to provide financial support.

Matters relating to with-profits sub-funds:

–
Pension mis-selling review—The UK insurance regulator required all UK life insurance companies to review sales of personal pensions policies for potential mis-selling. Offers to all cases were made by

  30 June 2002. Costs arising from this review are met by the excess assets of the PAC with-profits sub-fund and hence have not been charged to the asset shares used in the determination of policyholder bonus rates. Prudential has given an assurance that these deductions from excess assets will not impact its bonus or investment policy for policies within the with-profits sub-funds that were in force at 31 December 2003. This assurance does not apply to new business since 1 January 2004. In the unlikely event that such deductions would affect the bonus or investment policy for the relevant policies, Prudential has stated it would make available support to the sub-fund from shareholder resources for as long as the situation continued, so as to ensure that policyholders were not disadvantaged.

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

    In addition, certain pensions products within this sub-fund have guaranteed annuity rates at retirement, for which a provision of £503 million was held within the sub-fund (2016: £571 million).

–
Guaranteed annuities—A provision for guaranteed annuity products of £53 million was held (2016: £62 million) in the PAC with-profits sub-fund.

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

D3  Post balance sheet events

Dividends

The second interim ordinary dividend for the year ended 31 December 2017, that was approved by the Board of Directors after 31 December 2017 is described in note B6.

Intention to demerge the Group's UK businesses

In March 2018, the Group announced its intention to demerge its UK and Europe business ('M&G Prudential') from Prudential plc, resulting in two separately-listed companies. In preparation for the UK demerger process, Prudential plc intends to transfer the legal ownership of its Hong Kong insurance subsidiaries from The Prudential Assurance Company Limited (M&G Prudential's UK regulated insurance entity) to Prudential Corporation Asia Limited, which is expected to complete by the end of 2019.

Sale of £12.0 billion* UK annuity portfolio

In March 2018, M&G Prudential also announced the sale of £12.0 billion* of its shareholder annuity portfolio to Rothesay Life. Under the terms of the agreement, M&G Prudential has reinsured £12.0 billion* of liabilities to Rothesay Life, which is expected to be followed by a Part VII transfer of the portfolio by the end of 2019. Further details are set out in the 'Corporate Transactions' section within 'Explanation of Performance and Other Financial Measures'.

*
Relates to £12.0 billion of IFRS shareholder annuity liabilities, valued as at 31 December 2017.

D4  Related party transactions

Transactions between the Company and its subsidiaries are eliminated on consolidation.

The Company has transactions and outstanding balances with certain unit trusts, Open-Ended Investment Companies (OEICs), collateralised debt obligations and similar entities which are not consolidated and where a Group company acts as manager which are regarded as related parties for the purposes of IAS 24. The balances are included in the Group's statement of financial position at fair value or amortised cost in accordance with their IAS 39 classifications. The transactions are included in the income statement and include amounts paid on issue of shares or units, amounts received on cancellation of shares or units and paid in respect of the periodic charge and administration fee.

In addition, there are no material transactions between the Group's joint ventures which are accounted for on an equity method basis and other Group companies.

Executive officers and directors of the Company may from time to time purchase insurance, asset management or annuity products marketed by Group companies in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons.

In 2017, 2016 and 2015, other transactions with directors were not deemed to be significant both by virtue of their size and in the context of the directors' financial positions. All of these transactions are on terms broadly equivalent to those that prevail in arm's length transactions.

Apart from these transactions with directors, no director had interests in shares, transactions or arrangements that require disclosure, other than those given in 'Compensation and Employees'. Key management remuneration is disclosed in note B2.3.

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

	2017	2016

	£m	£m
Future minimum lease payments for non-cancellable operating leases fall due during the following periods:
Not later than 1 year	113	107
Later than 1 year and not later than 5 years	284	209
Later than 5 years	118	96
Future minimum sub-lease rentals received for non-cancellable operating leases for land and buildings	56	60
Minimum lease rental payments included in consolidated income statement	123	115

In addition, the Group has provided, from time to time, certain guarantees and commitments to third parties including funding the purchase or development of land and buildings and other related matters. The contractual obligations to purchase or develop investment properties at 31 December 2017 were £176 million (2016: £458 million).

At 31 December 2017, Jackson has unfunded commitments of £414 million (2016: £465 million) related to its investments in limited partnerships and £214 million (2016: £201 million) related to commercial mortgage loans and other fixed maturities. These commitments were entered into in the normal course of business and a material adverse impact on the operations is not expected to arise from them.

At 31 December 2017, UK and Europe's insurance operations had unfunded commitments of £3,225 million (2016: £2,269 million) to private equity and infrastructure funds. These commitments were entered into in the normal course of business and no material adverse impact on the operations is expected to arise.

D6  Investments in subsidiary undertakings, joint ventures and associates

(a)   Dividend restrictions and minimum capital requirements

Certain Group subsidiaries and joint ventures are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to the parent company.

Under UK company law, UK companies can only declare dividends if they have sufficient distributable reserves. Further, UK insurance companies are required to maintain solvency margins in accordance with the rules of the Prudential Regulation Authority. M&G Prudential's asset management company, M&G Investment Management Limited, is also required to maintain capital in accordance with regulatory requirements before making any distribution to the parent company.

Jackson is subject to state laws that limit the dividends payable to its parent company based on statutory capital, surplus and prior year earnings. Dividends in excess of these limitations require prior regulatory approval.

The Group's subsidiaries, joint ventures and associates in Asia may remit dividends to the Group, in general, provided the statutory insurance fund meets the capital adequacy standard required under local statutory regulations and has sufficient distributable reserves. For further details on local capital regulations in Asia please refer to note C12(b).

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

The Group has various joint ventures relating to property investments held by the PAC with-profits fund. The results of these joint ventures are reflected in the movement in the unallocated surplus of the PAC with-profits funds and therefore do not affect shareholders' results.

For the Group's joint ventures that are accounted for by using the equity method, the net of tax results of these operations are included in the Group's profit before tax.

The investments in these joint ventures have the same accounting year end as the Group.

The Group's associates, which are also accounted for under the equity method, include PPM South Africa and from September 2016 the Indian insurance entity, see below. In addition, the Group has investments in Open-Ended Investment Companies (OEICs), unit trusts, funds holding collateralised debt obligations, property unit trusts and venture capital investments of the PAC with-profits funds where the Group has significant influence. As allowed under IAS 28, these investments are accounted for on a fair value through profit or loss basis. The aggregate fair value of associates accounted for at fair value through profit or loss, where there are published price quotations, is approximately £2.4 billion at 31 December 2017 (2016: £3.5 billion).

During 2016, following its listing and consequent amendments to the shareholder agreement, the Group ceased to exercise joint control over the insurance business in India, therefore the investment was re-classified as an associate, and continued to be accounted for using the equity method.

The Group's share of the profits (including short-term fluctuations in investment returns), net of related tax, and carrying amount of interest in joint ventures and associates, which are equity accounted as shown in the consolidated income statement comprises the following:

	Joint ventures and associates
	2017	2016	2015

	£m	£m	£m
Shareholder-backed business	196	161	185
PAC with-profits fund (prior to offsetting effect in movement in unallocated surplus)	106	21	53

Total	302	182	238

	Asia		US		UK and Europe			Unallocated to a segment (other operations)
	Insurance	Asset management	Insurance	Asset management	Insurance	Asset management	Total segment		Group total

2017
Share of profits from joint ventures and associates, net of related tax	121	60	—	—	106	15	302	—	302

2016
Share of profits from joint ventures and associates, net of related tax	94	54	—	—	21	13	182	—	182

2015
Share of profits from joint ventures and associates, net of related tax	130	41	—	—	53	14	238	—	238

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

(c)   Related undertakings

In accordance with Section 409 of the Companies Act 2006 a list of Prudential Group's subsidiaries, joint ventures, associates and significant holdings (being holdings of more than 20 per cent) along with the classes of shares held, the registered office address and the country of incorporation and the effective percentage of equity owned at 31 December 2017 is disclosed below.

The definitions of a subsidiary undertaking, joint venture and associate in accordance with the Companies Act 2006 are different from the definition under IFRS. As a result, the related undertakings included within the list below may not be the same as the undertakings consolidated in the Group IFRS financial statements. The Group's consolidation policy is described in note A3.1(b).

Direct subsidiary undertakings of the parent company, Prudential plc (shares held directly or via nominees)

Key to share classes:

Abbreviation	Class of share held
LBG	Limited by Guarantee
LPI	Limited Partnership Interest
MI	Membership Interest
NSB	Non-stock basis
OS	Ordinary Shares
PI	Partnership Interest
PS	Preference Shares
U	Units

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

M&G Group Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Prudential (US Holdco1) Limited	OS	100.00%

Prudential Capital Holding Company Limited	OS	100.00%

Prudential Corporation Asia Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong

Prudential Financial Services Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Prudential Group Holdings Limited	OS	100.00%

Prudential Property Services Limited	OS	100.00%

The Prudential Assurance Company Limited	OS	100.00%

Other subsidiaries, joint ventures, associates and significant holdings of the Group—no shares held directly by the parent company, Prudential plc or its nominees

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

Allied Life Brokerage Agency, Inc	OS	100.00%	400 East Court Avenue, Des Moines, IA 50309, USA

ANRP II (AIV VI FC), LP	LPI	36.58%	Cayman Corporate Centre, 27 Hospital Road, George Town, KY-9008, Cayman Islands

BOCHK Aggressive Growth Fund	OS	60.22%	27th Floor, Bank of China Tower, 1 Garden Road, Central and Western District, Hong Kong

BOCHK Balanced Growth Fund	OS	48.19%	12th Floor and 25th Floor, Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong

BOCHK China Equity Fund	OS	66.25%

BOCHK Conservative Growth Fund	OS	56.35%

BOCI—Prudential Asset Management Limited	OS	36.00%	27th Floor, Bank of China Tower, 1 Garden Road, Central and Western District, Hong Kong

BOCI—Prudential Trustee Limited	OS	36.00%	12th Floor and 25th Floor, Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong

Brier Capital LLC	OS	100.00%	1 Corporate Way, Lansing, MI 48951, USA

Brooke (Holdco 1) Inc	OS	100.00%	1105 North Market Street, Suite 1300, Wilmington, DE 19801, USA

Brooke Holdings (UK) (In liquidation)	OS	100.00%	c/o Mazars LLP, 45 Church Street, Birmingham, B3 2RT, UK

Brooke Life Insurance Company	OS	100.00%	1 Corporate Way, Lansing, MI 48951, USA

BWAT Retail Nominee (1) Limited	OS	50.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

BWAT Retail Nominee (2) Limited	OS	50.00%

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

Calvin F1 GP Limited	OS	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, UK

Calvin F2 GP Limited	OS	100.00%

Canada Property (Trustee) No 1 Limited	OS	100.00%	Lime Grove House, Green Street, St Helier, Jersey, JE1 2ST

Canada Property Holdings Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Canada Property Jersey No. 2 Trust	OS	100.00%	Lime Grove House, Green Street, St Helier, Jersey, JE1 2ST

Canada Property Jersey Trust	OS	100.00%

Cardinal Distribution Park Management Limited	OS	66.00%	5th Floor Cavendish House, 39 Waterloo Street, Birmingham, B2 5PP, UK

Carraway Guildford (Nominee A) Limited	OS	100.00%	13 Castle Street, St Helier, Jersey, JE4 5UT

Carraway Guildford (Nominee B) Limited	OS	100.00%

Carraway Guildford General Partner Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Carraway Guildford Investments Unit Trust	OS	100.00%	13 Castle Street, St Helier, Jersey, JE4 5UT

Carraway Guildford LP	LPI	100.00%	Lloyds Chambers, 1 Portsoken Street, London, E1 8HZ, UK

Centaurus Retail LLP	LPI	50.00%	40 Broadway, London, SW1H 0BU, UK

Central Square Leeds Limited (In liquidation)	OS	100.00%	c/o Mazars LLP, 45 Church Street, Birmingham, B3 2RT, UK

Centre Capital Non-Qualified Investors IV AIV Orion, LP	LPI	76.80%	2711 Centreville Road, Suite 400, Wilmington, DE 19808, USA

Centre Capital Non-Qualified Investors IV AIV-ELS, LP	LPI	76.53%

Centre Capital Non-Qualified Investors IV AIV-RA, LP	LPI	31.92%

Centre Capital Non-Qualified Investors IV, LP	LPI	73.06%

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

Centre Capital Non-Qualified Investors V AIV-ELS, LP	LPI	73.16%	2711 Centreville Road, Suite 400, Wilmington, DE 19808, USA

Centre Capital Non-Qualified Investors V, LP	LPI	67.16%

CEP IV-A Chicago AIV, LP	LPI	31.92%	615 South Dupont Highway, Dover, DE 19901, USA

CEP IV-A CWV AIV, LP	LPI	31.95%	850 New Burton Road, Suite 201, Dover, DE 19904, USA

CEP IV-A Davenport AIV, LP	LPI	31.92%	615 South Dupont Highway, Dover, DE 19901, USA

CEP IV-A Indy AIV, LP	LPI	31.92%

CEP IV-A NMR AIV, LP	LPI	31.92%

CEP IV-A WBCT AIV, LP	LPI	31.91%

CF Prudential European QIS Fund	OS	97.68%	17 Rochester Row, London, SW1P 1QT, UK

CF Prudential Japanese QIS Fund	OS	97.64%

CF Prudential North American QIS Fund	OS	98.33%	135 Bishopsgate, London, EC2M 3UR, UK

CF Prudential Pacific Markets Trust Fund	OS	97.96%	Laurence Pountney Hill, London, EC4R 0HH, UK

CF Prudential UK Growth QIS Fund	OS	94.27%	17 Rochester Row, London, SW1P 1QT, UK

CITIC-CP Asset Management Co., Ltd.	MI	26.95%	No.128 North Zhangjiabang Road, Pudong District, Shanghai, China

CITIC-Prudential Fund Management Co., Ltd.	MI	49.00%	Level 9, HSBC Building, Shanghai IFC, 8 Century Avenue, Pudong, Shanghai, China

CITIC-Prudential Life Insurance Company Limited	MI	50.00%	East Tower, World Financial Centre, No. 1 East Third Ring Middle Road, Chaoyang District, Beijing, China

Clairvest Equity Partners IV-A LP	LPI	31.87%	22 St Clair Avenue East, Suite 1700, Toronto, ON M4T 2S3, Canada

Cribbs Causeway JV Limited	OS	50.00%	40 Broadway, London, SW1H 0BU, UK

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

Cribbs Causeway Merchants Association Limited	LBG	100.00%	The Mall at Cribbs Causeway, Bristol, BS34 5DG, UK

Cribbs Mall Nominee (1) Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Curian Capital, LLC	OS	100.00%	1 Corporate Way, Lansing, MI 48951, USA

Curian Clearing, LLC (Michigan)	OS	100.00%

Digital Infrastructure Investment Partners GP LLP	LPI	65.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Digital Infrastructure Investment Partners GP1 Limited	OS	100.00%

Digital Infrastructure Investment Partners LP	LPI	100.00%

Digital Infrastructure Investment Partners SLP GP LLP	LPI	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, UK

Digital Infrastructure Investment Partners SLP GP1 Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Digital Infrastructure Investment Partners SLP GP2 Limited	OS	100.00%

Eastspring Al-Wara' Investments Berhad	OS	100.00%	16th Floor, Wisma Sime Darby, Jalan Raja Laut, 50350 Kuala Lumpur, Malaysia

Eastspring Asset Management Korea Co. Ltd.	OS	100.00%	15th Floor, Shinhan Investment Tower, 70 Yoidae-ro, Youngdungpo-gu, Seoul 07325, Korea

Eastspring Infrastructure Debt Fund L.P.	PI	100.00%	PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

Eastspring Investments—Asian Local Bond Fund	OS	97.95%	26, Boulevard Royal, L-2449, Luxembourg

Eastspring Investments—Asian Smaller Companies Fund	OS	99.69%

Eastspring Investments—Asian Total Return Bond Fund	OS	100.00%

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

Eastspring Investments—Developed and Emerging Asia Equity Fund	OS	100.00%

Eastspring Investments—Emerging Europe, Middle East and Africa Dynamic Fund	OS	100.00%

Eastspring Investments—Global Emerging Markets Customized Equity Fund	OS	99.90%

Eastspring Investments—Global Emerging Markets Dynamic Fund	OS	96.48%

Eastspring Investments—Global Low Volatility Equity Fund	OS	99.57%

Eastspring Investments—Global Technology Fund	OS	84.46%

Eastspring Investments—Japan Equity Fund	OS	85.13%

Eastspring Investments—Japan Fundamental Value Fund	OS	98.45%

Eastspring Investments—Pan European Fund	OS	56.25%	10 Marina Boulevard, #32-01, Marina Bay Financial Centre, Singapore 018983

Eastspring Investments—US Equity Income Fund	OS	100.00%	26, Boulevard Royal, L-2449, Luxembourg

Eastspring Investments—US High Yield Bond Fund	OS	32.58%

Eastspring Investments—US Total Return Bond Fund	OS	100.00%

Eastspring Investments (Hong Kong) Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong

Eastspring Investments (Luxembourg) SA	OS	100.00%	26, Boulevard Royal, L-2449, Luxembourg

Eastspring Investments (Singapore) Limited	OS	100.00%	10 Marina Boulevard, #32-01, Marina Bay Financial Centre, Tower 2, Singapore 018983

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

Eastspring Investments Asia Pacific Equity Fund	OS	99.93%	26, Boulevard Royal, L-2449, Luxembourg

Eastspring Investments Asian Bond Fund	OS	82.70%

Eastspring Investments Asian Dynamic Fund	OS	90.17%

Eastspring Investments Asian Equity Fund	OS	65.25%

Eastspring Investments Asian Equity Income Fund	OS	83.03%

Eastspring Investments Asian High Yield Bond Fund	OS	47.52%

Eastspring Investments Asian Infrastructure Equity Fund	OS	36.37%

Eastspring Investments Asian Low Volatility Equity Fund	OS	92.37%

Eastspring Investments Asian Property Securities Fund	OS	95.47%

Eastspring Investments Berhad	OS	100.00%	16th Floor, Wisma Sime Darby, Jalan Raja Laut, 50350 Kuala Lumpur, Malaysia

Eastspring Investments China Equity Fund	OS	50.03%	26, Boulevard Royal, L-2449, Luxembourg

Eastspring Investments Dragon Peacock Fund	OS	97.21%

Eastspring Investments European Investment Grade Bond Fund	OS	99.36%

Eastspring Investments Fund Management Limited Liability Company	MI	100.00%	23rd Floor, Saigon Trade Center, 37 Ton Duc Thang Street, District 1, Ho Chi Minh City, Vietnam

Eastspring Investments Global Emerging Markets Bond Fund	OS	94.59%	26, Boulevard Royal, L-2449, Luxembourg

Eastspring Investments Global Equity Navigator Fund	OS	99.99%

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

Eastspring Investments Global Market Navigator Fund	OS	97.63%

Eastspring Investments Global Multi Asset Income Plus Growth Fund	OS	100.00%

Eastspring Investments Greater China Equity Fund	OS	92.37%

Eastspring Investments Hong Kong Equity Fund	OS	99.86%

Eastspring Investments Incorporated	OS	100.00%	874 Walker Road, Suite C, Dover, DE 19904, USA

Eastspring Investments India Consumer Equity Open Limited	OS	100.00%	Suite 450, 4th Floor, Barkly Wharf East, Le Caudan Waterfront, Port Louis, Mauritius

Eastspring Investments India Equity Fund	OS	81.09%	26, Boulevard Royal, L-2449, Luxembourg

Eastspring Investments India Equity Open Limited	OS	100.00%	Suite 450, 4th Floor, Barkly Wharf East, Le Caudan Waterfront Port Louis, Mauritius

Eastspring Investments India Infrastructure Equity Open Limited	OS	100.00%

Eastspring Investments Latin American Equity Fund	OS	89.29%	26, Boulevard Royal, L-2449, Luxembourg

Eastspring Investments Limited	OS	100.00%	Marunouchi Park Building, 6-1 Marunouchi 2-chome, Chiyoda-Ku, Tokyo, Japan

Eastspring Investments Limited (In liquidation)	OS	100.00%	Level 6, Precinct Building 5, Unit 5, Dubai International Financial Centre, Dubai, United Arab Emirates

Eastspring Investments North America Value Fund	OS	99.97%	26, Boulevard Royal, L-2449, Luxembourg

Eastspring Investments Services Pte. Ltd.	OS	100.00%	10 Marina Boulevard, #32-01, Marina Bay Financial Centre, Tower 2, Singapore 018983

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

Eastspring Investments SICAV-FIS—Alternative Investments Fund	OS	100.00%	26, Boulevard Royal, L-2449, Luxembourg

Eastspring Investments SICAV-FIS—Asia Pacific Loan Fund	OS	100.00%

Eastspring Investments SICAV-FIS Universal USD Bond Fund	OS	99.95%

Eastspring Investments SICAV-FIS Universal USD Bond II Fund	OS	100.00%

Eastspring Investments US Bond Fund	OS	28.34%

Eastspring Investments US Corporate Bond Fund	OS	86.49%

Eastspring Investments US High Investment Grade Bond Fund	OS	92.09%

Eastspring Investments US Investment Grade Bond Fund	OS	27.01%

Eastspring Investments UT Singapore ASEAN Equity Fund	OS	99.72%	10 Marina Boulevard, #32-01, Marina Bay Financial Centre, Singapore 018983

Eastspring Investments UT Singapore Select Bond Fund	OS	90.97%

Eastspring Investments World Value Equity Fund	OS	88.41%	26, Boulevard Royal, L-2449, Luxembourg

Eastspring Real Assets Partners	OS	100.00%	PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

Eastspring Securities Investment Trust Co., Ltd.	OS	99.54%	4th Floor, No.1 Songzhi Road, Taipei 110, Taiwan

Edger Investments Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Edinburgh Park (Management) Limited	LBG	100.00%	1 Exchange Crescent, Conference Square, Edinburgh, EH3 8UL, UK

Embankment GP Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

Embankment Nominee 1 Limited	OS	100.00%

Embankment Nominee 2 Limited	OS	100.00%

Empire Holding SARL (In liquidation)	OS	100.00%	5, rue Guillaume Kroll, L-1882, Luxembourg

Euro Salas Properties Limited (In liquidation)	OS	100.00%	c/o Mazars LLP, 90 St. Vincent Street, Glasgow, G2 5UB, UK

European Specialist Investment Funds—M&G Total Return Credit Investment Fund	OS	30.75%	80, route d'Esch, L-1470, Luxembourg

Falan GP Limited	OS	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, UK

Fashion Square ECO LP (In liquidation)	LPI	100.00%	1209 Orange Street, Wilmington, DE 19801, USA

First Dakota, Inc	OS	50.00%	314 East Thayer Avenue, Bismarck, ND 58501, USA

Five Hotel Holding, LLC	MI	100.00%	208 South LaSalle Street, Suite 814, Chicago, IL 60604, USA

Foudry Properties Limited	OS	50.00%	Clearwater Court, Vastern Road, Reading RG1 8DB, UK

Furnival Insurance Company PCC Limited	OS	100.00%	Third Floor, La Plaiderie Chambers, La Plaiderie, St Peter Port, Guernsey, GY1 1WG

Genny GP 1 LLP	LPI	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Genny GP 2 Limited	OS	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, UK

Genny GP Limited	OS	100.00%

George Digital GP 1 LLP	LPI	100.00%

George Digital GP 2 Limited	OS	100.00%

George Digital GP Limited	OS	100.00%

GGE GP Limited	OS	100.00%

Green GP Limited	OS	100.00%

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

Greenpark (Reading) General Partner Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Greenpark (Reading) Nominee No. 1 Limited	OS	100.00%

GreenPark (Reading) Nominee No. 2 Limited	OS	100.00%

GS Twenty Two Limited	OS	100.00%

Hermitage Management, LLC	OS	100.00%	1 Corporate Way, Lansing, MI 48951, USA

Holborn Bars Nominees Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Holtwood Limited	OS	100.00%	International House, Castle Hill, Victoria Road, Douglas, IM2 4RB, Isle of Man

Hudson Seasons, LLC	MI	100.00%	874 Walker Road, Suite C, Dover, DE 19904, USA

Hyde Holdco 1 Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

ICICI Prudential Asset Management Company Limited	OS	49.00%	12th Floor, Narain Manzil, 23, Barakhamba Road, New Delhi 110001, India

ICICI Prudential Life Insurance Company Limited	OS	25.83%	ICICI PruLife Towers, 1089 Appasaheb Marathe Marg, Prabhadevi, Mumbai 400025, India

ICICI Prudential Pension Funds Management Company Limited	OS	25.83%

ICICI Prudential Trust Limited	OS	49.00%	12th Floor, Narain Manzil, 23, Barakhamba Road, New Delhi 110001, India

IFC Holdings, Inc	OS	100.00%	1209 Orange Street, Wilmington, DE 19801, USA

Infracapital (AIRI) GP Limited	OS	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, UK

Infracapital (Belmond) GP Limited	OS	100.00%

Infracapital (Bio) GP Limited	OS	100.00%

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

Infracapital (GC) GP Limited	OS	100.00%

Infracapital (IT PPP) GP Limited	OS	100.00%

Infracapital (Sense) GP Limited	OS	100.00%

Infracapital (TLSB) GP Limited	OS	100.00%

Infracapital (TLSB) SLP LP	LPI	100.00%

Infracapital ABP GP Limited (In liquidation)	OS	100.00%

Infracapital CI II Limited	OS	100.00%

Infracapital DF II GP LLP	LPI	100.00%

Infracapital DF II Limited	OS	100.00%

Infracapital Employee Feeder GP 1 LLP	LPI	100.00%

Infracapital Employee Feeder GP 2 LLP	LPI	100.00%

Infracapital Employee Feeder GP Limited	OS	100.00%

Infracapital F1 GP2 Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Infracapital F2 GP1 Limited	OS	100.00%

Infracapital F2 GP2 Limited	OS	100.00%

Infracapital GP 1 LLP	LPI	100.00%

Infracapital GP 2 LLP	LPI	100.00%

Infracapital GP II Limited	OS	100.00%

Infracapital GP Limited	OS	100.00%

Infracapital Greenfield DF GP LLP	LPI	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, UK

Infracapital Greenfield Partners 1 SLP GP LLP	LPI	100.00%

Infracapital Greenfield Partners 1 SLP GP1 Limited	OS	100.00%

Infracapital Greenfield Partners 1 SLP GP2 Limited	OS	100.00%

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

Infracapital Greenfield Partners I Employee Feeder GP LLP	LPI	100.00%

Infracapital Greenfield Partners I GP 1 Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Infracapital Greenfield Partners I GP 2 Limited	OS	100.00%

Infracapital Greenfield Partners I GP LLP	LPI	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, UK

Infracapital Greenfield Partners I LP	LPI	26.52%	Laurence Pountney Hill, London, EC4R 0HH, UK

Infracapital Greenfield Partners I SLP2 GP LLP	LPI	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, UK

Infracapital Greenfield Partners I Subholdings GP LLP	LPI	100.00%

Infracapital Greenfield Partners I Subholdings GP1 Limited	OS	100.00%

Infracapital Long Term Income Partners GP 1 Limited (In liquidation)	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Infracapital Long Term Income Partners GP 2 Limited (In liquidation)	OS	100.00%

Infracapital Long Term Income Partners GP LLP	LPI	100.00%

Infracapital Partners II LP	LPI	31.56%

Infracapital Partners II Subholdings GP LLP	LPI	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, UK

Infracapital Partners II Subholdings GP1 Limited	OS	100.00%

Infracapital Partners III GP SARL	OS	100.00%	6, rue Eugène Ruppert, L-245, Luxembourg

Infracapital Partners LP	LPI	33.04%	Laurence Pountney Hill, London, EC4R 0HH, UK

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

Infracapital RF GP Limited	OS	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, UK

Infracapital Sisu GP Limited	OS	100.00%

Infracapital SLP II GP LLP	LPI	100.00%

Infracapital SLP II LP	LPI	34.00%

Infracapital SLP Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Innisfree M&G PPP LP	LPI	62.22%	Boundary House, 91-93 Charterhouse Street, London, EC1M 6HR, UK

Innisfree M&G PPP LLP	LPI	35.00%

INVEST Financial Corporation Insurance Agency Inc, of Delaware	OS	100.00%	100 West 10th Street, Wilmington, DE 19801, USA

INVEST Financial Corporation Insurance Agency Inc, of Illinois	OS	100.00%	208 South LaSalle Street, Chicago, IL 60604, USA

Investment Centers of America, Inc	OS	100.00%	314 East Thayer Avenue, Bismarck, ND 58501, USA

Jackson Charitable Foundation, Inc	NSB	100.00%	1 Corporate Way, Lansing, MI 48951, USA

Jackson Holdings, LLC	OS	100.00%	1105 North Market Street, Suite 1300, Wilmington, DE 19801, USA

Jackson National Asset Management, LLC	OS	100.00%	1 Corporate Way, Lansing, MI 48951, USA

Jackson National Life (Bermuda) Limited	OS	100.00%	Cedar House, Hamilton, Bermuda

Jackson National Life Distributors, LLC	OS	100.00%	1209 Orange Street, Wilmington, DE 19801, USA

Jackson National Life Insurance Company	OS	100.00%	1 Corporate Way, Lansing, MI 48951, USA

Jackson National Life Insurance Company of New York	OS	100.00%	2900 Westchester Avenue, Suite 305, Purchase, NY 10577, USA

Jefferies Capital Partners V, LP	LPI	21.92%	1209 Orange Street, Wilmington, DE 19801, USA

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

JNL Strategic Income Fund, LLC	MI	100.00%

Lion Credit Opportunity Fund plc—Credit Opportunity Fund XV	OS	99.98%	53 Merrion Square South, Dublin 2, D02 PR63, Ireland

LIPP SARL (In liquidation)	OS	100.00%	5, rue Guillaume Kroll, L-1882, Luxembourg

Livicos Limited	OS	100.00%	Montague House, Adelaide Road, Dublin 2, D02 K039, Ireland

London Stone Investments F3 Employee Feeder GP LLP	LPI	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, UK

London Stone Investments F3 I Limited	OS	100.00%

London Stone Investments F3 II Limited	OS	100.00%

London Stone Investments F3 SP GP LLP	LPI	100.00%

M&G (Guernsey) Limited	OS	100.00%	Dorey Court, Admiral Park, St. Peter Port, Guernsey, GY1 2HT

M&G (Lux) Investment Funds 1—M&G (Lux) Floating Rate High Yield Solution	OS	93.99%	49, Avenue J.F. Kennedy, L-1855, Luxembourg

M&G Alternatives Investment Management Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

M&G Asia Property Fund	OS	54.49%	34-38, Avenue de la Liberté, L-1930, Luxembourg

M&G Corporate Bond Fund	OS	25.71%	Laurence Pountney Hill, London, EC4R 0HH, UK

M&G Dividend Fund	OS	55.09%

M&G Episode Defensive Fund	OS	91.64%

M&G Episode Macro Fund	OS	22.83%

M&G European Credit Investment Fund	OS	99.98%	80, route d'Esch, L-1470, Luxembourg

M&G European High Yield Credit Investment Fund	OS	100.00%

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

M&G European Property Fund SICAV-FIS	OS	51.86%	34-38, Avenue de la Liberté, L-1930, Luxembourg

M&G European Secured Property Income Fund	U	22.97%

M&G European Select Fund	OS	39.97%	Laurence Pountney Hill, London, EC4R 0HH, UK

M&G European Strategic Value Fund	OS	71.25%

M&G Financial Services Limited	OS	100.00%

M&G Founders 1 Limited	OS	100.00%

M&G General Partner Inc	OS	100.00%	Walker House, 87 Mary Street, Grand Cayman, KY1-9002, Cayman Islands

M&G Gilt & Fixed Interest Income Fund	OS	45.22%	Laurence Pountney Hill, London, EC4R 0HH, UK

M&G Global Corporate Bond Fund	OS	31.25%

M&G Global Credit Investment Fund	OS	67.28%	80, route d'Esch, L-1470, Luxembourg

M&G Global Leaders Fund	OS	24.91%	Laurence Pountney Hill, London, EC4R 0HH, UK

M&G Global Select Fund	OS	20.09%

M&G IMPPP 1 Limited	OS	100.00%

M&G International Investments Limited	OS	100.00%

M&G International Investments Nominees Limited	OS	100.00%

M&G International Investments SA	OS	100.00%	34-38, Avenue de la Liberté, L-1930, Luxembourg

M&G International Investments Switzerland AG	OS	100.00%	Talstrasse 66, 8001 Zurich, Switzerland

M&G Investment Funds (10)—M&G Absolute Return Bond Fund	OS	50.23%	Laurence Pountney Hill, London, EC4R 0HH, UK

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

M&G Investment Funds (10)—M&G Global Listed Infrastructure Fund	OS	64.83%

M&G Investment Management Limited	OS	100.00%

M&G Investments (Hong Kong) Limited	OS	100.00%	6th Floor, Alexandra House, 18 Chater Road, Central, Hong Kong

M&G Investments (Singapore) Pte. Ltd.	OS	100.00%	10 Marina Boulevard, #32-01, Marina Bay Financial Centre, Singapore 018983

M&G Investments Japan Co., Ltd.	OS	100.00%	3-1 Toranomon, 4 Chome, Minato-ku, Tokyo, Japan

M&G Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

M&G Luxembourg SA	OS	100.00%	34-38, Avenue de la Liberté, L-1930, Luxembourg

M&G Managed Growth Fund	OS	26.14%	Laurence Pountney Hill, London, EC4R 0HH, UK

M&G Management Services Limited	OS	100.00%

M&G Nominees Limited	OS	100.00%

M&G Pan European Dividend Fund	OS	25.74%

M&G PFI 2018 GP LLP	LPI	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, UK

M&G PFI 2018 GP1 Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

M&G PFI 2018 GP2 Limited	OS	100.00%

M&G PFI Carry Partnership 2016 LP	LPI	25.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, UK

M&G PFI Partnership 2018 LP	LPI	100.00%

M&G Platform Nominees Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

M&G Prudential Limited	OS	100.00%

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

M&G RE Espana 2016 S.L.	OS	100.00%	Plaza de Colon, Torre II, Planta 14, 28046, Madrid, Spain

M&G Real Estate Asia Holding Company Pte. Ltd.	OS	100.00%	10 Marina Boulevard, #32-01, Marina Bay Financial Centre, Singapore 018983

M&G Real Estate Asia Pte. Ltd.	OS	100.00%

M&G Real Estate Debt Fund LP	LPI	29.20%	Dorey Court, Admiral Park, St. Peter Port, Guernsey, GY1 2HT

M&G Real Estate Funds Management SARL	OS	100.00%	34-38, Avenue de la Liberté, L-1930, Luxembourg

M&G Real Estate Japan Co., Ltd.	OS	100.00%	9th Floor, Shiroyama Trust Tower, 4-3-1 Toranomon, Minato-ku, Tokyo 105-6009, Japan

M&G Real Estate Korea Co., Ltd.	OS	100.00%	17th Floor, Kyobo Building, Jongno, Jongno-Gu, Seoul, Korea

M&G Real Estate Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

M&G Real Estate UK Enhanced Value LP	LPI	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, UK

M&G Real Estate UKEV (GP) LLP	LPI	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

M&G RED Employee Feeder GP Limited	OS	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, UK

M&G RED GP Limited	OS	100.00%	Dorey Court, Admiral Park, St. Peter Port, Guernsey, GY1 2HT

M&G RED II Employee Feeder GP Limited	OS	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, UK

M&G RED II GP Limited	OS	100.00%	Third Floor, La Plaiderie Chambers, La Plaiderie, St Peter Port, Guernsey, GY1 1WG

M&G RED II SLP GP Limited	OS	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, UK

M&G RED II SLP LP	LPI	28.00%

M&G RED III Employee Feeder GP Limited	OS	100.00%

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

M&G RED III GP Limited	OS	100.00%	Third Floor, La Plaiderie Chambers, La Plaiderie, St Peter Port, Guernsey, GY1 1WG

M&G RED III SLP GP Limited	OS	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, UK

M&G RED III SLP LP	LPI	25.00%

M&G RED SLP GP Limited	OS	100.00%

M&G RED SLP LP	LPI	44.00%

M&G RPF GP Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

M&G RPF Nominee 1 Limited	OS	100.00%

M&G RPF Nominee 2 Limited	OS	100.00%

M&G Securities Limited	OS	100.00%

M&G SIF Management Company (Ireland) Limited	OS	100.00%	78 Sir John Rogerson's Quay, Dublin 2, D02 RK57, Ireland

M&G UK Companies Financing Fund II LP	LPI	48.32%	Laurence Pountney Hill, London, EC4R 0HH, UK

M&G UK Property GP Limited	OS	100.00%

M&G UK Property Nominee 1 Limited	OS	100.00%

M&G UK Property Nominee 2 Limited	OS	100.00%

M&G UKCF II GP Limited	OS	100.00%

M&G UKEV (SLP) General Partner LLP	LPI	100.00%

M&G UKEV (SLP) LP	LPI	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, UK

Manchester JV Limited	OS	50.00%	40 Broadway, London, SW1H 0BU, UK

Manchester Nominee (1) Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

MCF S.r.l	LPI	45.00%	Via Romagnosi 18/a, 00196 Roma, Italy

Minster Court Estate Management Limited	OS	75.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

Mission Plans of America, Inc	OS	100.00%	1999 Bryan Street, Suite 900, Dallas, TX 75201, USA

MM&S (2375) Limited (In liquidation)	OS	100.00%	c/o Mazars LLP, 90 St. Vincent Street, Glasgow, G2 5UB, UK

Murphy & Partners Fund, LP	LPI	21.07%	2711 Centreville Road, Suite 400, Wilmington, DE 19808, USA

NAPI REIT, Inc	OS	99.00%	300 E Lombard Street, Baltimore, MD 21202, USA

National Planning Corporation	OS	100.00%	1209 Orange Street, Wilmington, DE 19801, USA

National Planning Holdings, Inc	OS	100.00%

North Sathorn Holdings Company Limited	OS	100.00%	3 Rajanakarn Building, 20th Floor, South Sathorn Road, Yannawa Subdistrict, Sathorn District, Bangkok, Thailand

Nova Sepadu Sdn. Bhd. (In liquidation)	OS	51.00%	Suite 1005, 10th Floor Wisma Hamzah-Kwong Hing, No. 1 Leboh Ampang, 50100 Kuala Lumpur, Malaysia

Oaktree Business Park Limited	OS	12.50%	Laurence Pountney Hill, London, EC4R 0HH, UK

Old Kingsway, LP	LPI	100.00%	2711 Centreville Road, Suite 400, Wilmington, DE 19808, USA

Optimus Point Management Company Limited	OS	100.00%	Barratt House, Cartwright Way, Bardon Hill, Coalville, Leicestershire, LE67 1UF, UK

Pacus (UK) Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

PCA IP Services Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong

PCA Life Assurance Co. Ltd.	OS	99.79%	8th Floor, No.1 Songzhi Road, Taipei 11047, Taiwan

PCA Reinsurance Co. Ltd.	OS	100.00%	Unit Level 13(A), Main Office Tower, Financial Park Labuan, Jalan Merdeka, 87000 Federal Territory of Labuan, Malaysia

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

PGDS (UK One) Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

PGDS (US One), LLC	OS	100.00%	1209 Orange Street, Wilmington, DE 19801, USA

PGF Management Company (Ireland) Limited	OS	50.00%	5 George's Dock, Dublin 1, D01 X8N7, Ireland

PPM America Capital Partners II, LLC	MI	63.45%	874 Walker Road, Suite C, Dover, DE 19904, USA

PPM America Capital Partners III, LLC	MI	60.50%

PPM America Capital Partners IV, LLC	MI	34.50%

PPM America Capital Partners V, LLC	MI	34.00%

PPM America Capital Partners VI, LLC	MI	32.00%

PPM America Capital Partners, LLC	MI	52.50%

PPM America Private Equity Fund II, LP	LPI	99.81%

PPM America Private Equity Fund III, LP	LPI	99.81%

PPM America Private Equity Fund IV, LP	LPI	99.84%

PPM America Private Equity Fund, LP	LPI	99.60%

PPM America Private Equity Fund V, LP	LPI	99.84%

PPM America Private Equity Fund VI, LP	LPI	99.85%

PPM America, Inc	OS	100.00%

PPM Capital (Holdings) Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

PPM CLO 2018-1 Ltd.	PS	100.00%	Queensgate House, South Church Street, George Town, Grand Cayman KY1-1102, Cayman Islands

PPM Finance, Inc	OS	100.00%	874 Walker Road, Suite C, Dover, DE 19904, USA

PPM Holdings, Inc	OS	100.00%

PPM Loan Management Company LLC	MI	100.00%

PPM Loan Management Holding Company LLC	MI	100.00%

PPM Managers GP Limited	OS	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, UK

PPM Managers Partnership CI VII (A) LP	LPI	25.00%

PPM Ventures (Asia) Limited (In liquidation)	OS	100.00%	Gloucester Tower, 15 Queens Road, Central, Hong Kong

PPMC First Nominees Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Prenetics Limited	PS	15.00%	7th Floor, Prosperity Millennia Plaza, 663 King's Road, North Point, Hong Kong

Property Partners (Two Rivers) Limited	OS	50.00%	Bow Bells House, 1 Bread Street, London, EC4M 9HH, UK

Pru Life Insurance Corporation of U.K.	OS	100.00%	9th Floor, Uptown Place Tower 1, 1 East 11th Drive, Uptown Bonifacio, 1634 Taguig City, Metro Manila, Philippines

Pru Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Prudence Foundation	LBG	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong

Prudence Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

Prudential (Cambodia) Life Assurance Plc	OS	100.00%	20th Floor, #445, Monivong Blvd, Boeung Prolit, 7 Makara, Phnom Penh Tower, Phnom Penh, Cambodia

Prudential / M&G UKCF GP Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Prudential Africa Holdings Limited	OS	100.00%

Prudential Africa Services Limited	OS	100.00%	5th Ngong Avenue, Nairobi, Kenya

Prudential Assurance Company Singapore (Pte) Limited	OS	100.00%	30 Cecil Street, #30-01 Prudential Tower, Singapore 049712

Prudential Assurance Malaysia Berhad	OS	51.00%	Level 3, Menara Prudential, No. 10 Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia

Prudential Assurance Uganda Limited	OS	100.00%	Kampala Road, Kampala, Uganda

Prudential BSN Takaful Berhad	OS	49.00%	Level 8A, Menara Prudential, No. 10 Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia

Prudential Capital (Singapore) Pte. Ltd.	OS	100.00%	10 Marina Boulevard, #32-01, Marina Bay Financial Centre, Singapore 018983

Prudential Capital plc	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Prudential Corporate Pensions Trustee Limited	OS	100.00%

Prudential Corporation Australasia Holdings Pty Limited	OS	100.00%	c/o Highgate Legal Pty Limited, 33 Lexington Drive, Bella Vista, NSW 2153, Australia

Prudential Corporation Holdings Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Prudential Credit Opportunities 1 SARL	OS	100.00%	1, Rue Hildegard von Bingen, L-1282 Luxembourg

Prudential Credit Opportunities GP SARL	OS	100.00%

Prudential Credit Opportunities Scsp	OS	100.00%

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

Prudential Development Management Limited (In liquidation)	OS	100.00%	c/o Mazars LLP, 45 Church Street, Birmingham, B3 2RT, UK

	PS	100.00%

Prudential Distribution Limited	OS	100.00%	Craigforth, Stirling, FK9 4UE, UK

Prudential Dublin Investments Limited (In liquidation)	OS	100.00%	IFSC, North Wall Quay, Dublin 1, D01 H104, Ireland

Prudential Dynamic 0 - 30 Portfolio	OS	29.81%	17 Rochester Row, London, SW1P 1QT, UK

Prudential Dynamic 10 - 40 Portfolio	OS	31.51%

Prudential Dynamic 20 - 55 Portfolio	OS	36.60%

Prudential Dynamic 40 - 80 Portfolio	OS	38.09%

Prudential Dynamic 60 - 100 Portfolio	OS	35.42%

Prudential Dynamic Focused 0 - 30 Portfolio	OS	61.66%

Prudential Dynamic Focused 20 - 55 Portfolio	OS	42.94%

Prudential Dynamic Focused 40 - 80 Portfolio	OS	28.38%

Prudential Dynamic Focused 60 - 100 Portfolio	OS	31.01%

Prudential Equity Release Mortgages Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Prudential Europe Assurance Holdings Limited (In liquidation)	OS	100.00%	c/o Mazars LLP, 90 St. Vincent Street, Glasgow, G2 5UB, UK

Prudential Financial Planning Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Prudential Five Limited	OS	100.00%

Prudential General Insurance Hong Kong Limited	OS	100.00%	59th Floor, One Island East, 18 Westlands Road, Quarry Bay, Hong Kong

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

Prudential Global Services Private Limited	OS	100.00%	Prudential House, Mumbai, India

Prudential GP Limited	OS	100.00%	Craigforth, Stirling, FK9 4UE, UK

Prudential Greenfield GP LLP	LPI	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Prudential Greenfield GP1 Limited	OS	100.00%

Prudential Greenfield GP2 Limited	OS	100.00%

Prudential Greenfield LP	LPI	100.00%

Prudential Greenfield SLP GP LLP	LPI	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, UK

Prudential Group Pensions Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Prudential Group Secretarial Services Limited	OS	100.00%

Prudential Holborn Life Limited	OS	100.00%

Prudential Holdings Limited	OS	100.00%	Craigforth, Stirling, FK9 4UE, UK

Prudential Hong Kong Limited	OS	100.00%	59th Floor, One Island East, 18 Westlands Road, Quarry Bay, Hong Kong

Prudential International Assurance plc	OS	100.00%	Montague House, Adelaide Road, Dublin 2, D02 K039, Ireland

Prudential International Management Services Limited	OS	100.00%

Prudential International Staff Pensions Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Prudential Investment (Luxembourg) 2 SARL	OS	100.00%	34-38, Avenue de la Liberté, L-1930, Luxembourg

Prudential Investments Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Prudential IP Services Limited	OS	100.00%

Prudential Life Assurance (Lao) Company Limited	OS	100.00%	Unit A, 6th Floor, Vientiane Plaza Hotel Office Building, Sailom Road, Hatsady Neua Village, Chanthabouly District, Vientiane Capital, Lao, PDR

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

Prudential Life Assurance (Thailand) Public Company Limited	OS	99.93%	9/9 Sathorn Building, 20th-27th Floor, South Sathorn Road, Yannawa, Sahtorn, Bangkok 10120, Thailand

Prudential Life Assurance Kenya Limited	OS	100.00%	5th Ngong Avenue, Nairobi, Kenya

Prudential Life Assurance Zambia Limited	OS	100.00%	Prudential House, Thabo Mbeki Road, Lusaka, Zambia

Prudential Life Insurance Ghana Limited	OS	100.00%	35 North Street, Accra, Ghana

Prudential Lifetime Mortgages Limited	OS	100.00%	Craigforth, Stirling, FK9 4UE, UK
	PS	100.00%

Prudential Loan Investments 1 SARL	OS	100.00%	1, Rue Hildegard von Bingen, L-1282 Luxembourg

Prudential Loan Investments GP SARL	OS	100.00%

Prudential Loan Investments SCSp	OS	100.00%

Prudential Mauritius Holdings Limited	OS	100.00%	Suite 450, 4th Floor, Barkly Wharf East, Le Caudan Waterfront, Port Louis, Mauritius

Prudential Mortgages Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Prudential Nominees Limited	OS	100.00%

Prudential Pensions Limited	OS	100.00%

Prudential Pensions Management Zambia Limited	OS	49.00%	Prudential House, Thabo Mbeki Road, Lusaka, Zambia

Prudential Polska sp. z.o.o	OS	100.00%	02-670 Warszawa, Pulawska 182, Poland

Prudential Portfolio Management Group Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Prudential Portfolio Managers (South Africa) (Pty) Limited	OS	49.99%	PO Box 44813, Claremont 7735, South Africa
	A Class OS	75.00%

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

Prudential Portfolio Managers Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Prudential Properties Trusty Pty Limited	OS	100.00%	Darling Park Tower 2, 201 Sussex Street, Sydney, NSW 2000, Australia

Prudential Property Holding Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Prudential Property Investment Managers Limited	OS	100.00%

Prudential Property Investments Limited	OS	100.00%
	PS	100.00%

Prudential Protect Limited	OS	100.00%

Prudential Real Estate Investments 1 Limited	OS	100.00%

Prudential Real Estate Investments 2 Limited	OS	100.00%

Prudential Real Estate Investments 3 Limited	OS	100.00%

Prudential Retirement Income Limited (In liquidation)	OS	100.00%	c/o Mazars LLP, 90 St. Vincent Street, Glasgow, G2 5UB, UK
	PS	100.00%

Prudential Services Asia Sdn. Bhd.	OS	100.00%	Suite 1005, 10th Floor, Wisma Hamzah-Kwong Hing, No. 1 Leboh Ampang, 50100 Kuala Lumpur, Malaysia
	PS	100.00%

Prudential Services Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Prudential Services Singapore Pte. Ltd.	OS	100.00%	1 Wallich Street, #19-01 Guoco Tower, Singapore 078881

Prudential Singapore Holdings Pte. Ltd.	OS	100.00%	30 Cecil Street, #30-01 Prudential Tower, Singapore 049712

Prudential Staff Pensions Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

Prudential Trustee Company Limited	OS	100.00%

Prudential UK Real Estate General Partner Limited	OS	100.00%

Prudential UK Real Estate LP	LPI	100.00%

Prudential UK Real Estate Nominee 1 Limited	OS	100.00%

Prudential UK Real Estate Nominee 2 Limited	OS	100.00%

Prudential UK Services Limited	OS	100.00%	Craigforth, Stirling, FK9 4UE, UK

Prudential Unit Trusts Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Prudential Venture Managers Limited	OS	100.00%

Prudential Vietnam Assurance Private Limited	OS	100.00%	25th Floor, Saigon Trade Centre, 37 Ton Duc Thang Street, District 1, Ho Chi Minh City, Vietnam

Prudential Vietnam Finance Company Limited	OS	100.00%	23rd Floor, Saigon Trade Centre, 37 Ton Duc Thang Street, District 1, Ho Chi Minh City, Vietnam

Prudential/M&G UK Companies Financing Fund LP	LPI	34.42%	Laurence Pountney Hill, London, EC4R 0HH, UK

Prutec Limited	OS	100.00%

PT. Eastspring Investments Indonesia	OS	99.95%	23rd Floor, Prudential Tower, JI. Jendral Sudirman Kav. 79, 12910, Jakarta Selatan, Indonesia

PT. Prudential Life Assurance	OS	94.62%

PVFC Financial Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong

PVM Partnerships Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Randolph Street LP	LPI	100.00%	2711 Centreville Road, Suite 400, Wilmington, DE 19808, USA

REALIC of Jacksonville Plans, Inc	OS	100.00%	1999 Bryan Street, Suite 900, Dallas, TX 75201, USA

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

Reksa Dana Eastspring IDR Fixed Income Fund (NDEIFF)	OS	100.00%	23rd Floor, Prudential Tower, JI. Jendral Sudirman Kav. 79, 12910, Jakarta Selatan, Indonesia

Reksa Dana Eastspring Investments Cash Reserve	U	100.00%

Reksa Dana Eastspring Investments IDR High Grade	OS	44.09%

Reksa Dana Eastspring Investments Value Discovery	OS	89.60%

Reksa Dana Eastspring Investments Yield Discovery	OS	79.21%

Reksa Dana Syariah Eastspring Syariah Equity Islamic Asia Pacific USD	OS	99.90%

Reksa Dana Syariah Eastspring Syariah Fixed Income Amanah	OS	96.82%

Rhodium Investment Fund	OS	100.00%	10 Marina Boulevard, #32-01, Marina Bay Financial Centre, Singapore 018983

Rift GP 1 Limited	OS	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, UK

Rift GP 2 Limited	OS	100.00%

ROP, Inc	OS	100.00%	1209 Orange Street, Wilmington, DE 19801, USA

ScotAm Pension Trustees Limited	OS	100.00%	Craigforth, Stirling, FK9 4UE, UK

Scottish Amicable Finance plc	OS	100.00%

Scottish Amicable Holdings Limited	OS	100.00%

Scottish Amicable Life Assurance Society	No share capital	100.00%	Craigforth, Stirling, FK9 4UE, UK

Scottish Amicable Pensions Investments Limited	OS	100.00%

Scotts Spazio Pte. Ltd.	OS	45.00%	30 Cecil Street, #23-02, Prudential Tower, Singapore 049712

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

Sealand (No 1) Limited	OS	100.00%	Lime Grove House, Green Street, St Helier, Jersey, JE1 2ST

Sealand (No 2) Limited	OS	100.00%

Sectordate Limited	OS	32.60%	5th Floor Cavendish House, 39 Waterloo Street, Birmingham, B2 5PP, UK

Selly Oak Shopping Park (General Partner) Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Selly Oak Shopping Park (Nominee 1) Limited	OS	100.00%

Selly Oak Shopping Park (Nominee 2) Limited	OS	100.00%

SII Investments, Inc	OS	100.00%	5555, Grande Market Drive, Appleton, WI 54912, USA

Silverfleet Capital 2004 LP	LPI	100.00%	1 Royal Plaza, St Peters Port, Guernsey, GY1 2HL

Silverfleet Capital 2005 LP	LPI	100.00%

Silverfleet Capital 2006 LP	LPI	100.00%

Silverfleet Capital 2008 LP	LPI	100.00%

Silverfleet Capital 2009 LP	LPI	100.00%

Silverfleet Capital 2011/12 LP	LPI	100.00%

Silverfleet Capital II WPLF	LPI	100.00%

Smithfield Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

SM, LLC	LPI	100.00%	1209 Orange Street, Wilmington, DE 19801, USA

Squire Capital I, LLC	MI	100.00%	1 Corporate Way, Lansing, MI 48951, USA

Squire Capital II, LLC	OS	100.00%

Squire Reassurance Company II, Inc	OS	100.00%	40600 Ann Arbor Road, East Suite 201, Plymouth, MI 48170, USA

Squire Reassurance Company, LLC	OS	100.00%	1 Corporate Way, Lansing, MI 48951, USA

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

Sri Han Suria Sdn. Bhd.	OS	51.00%	Suite 1005, 10th Floor Wisma Hamzah-Kwong Hing, No. 1 Leboh Ampang, 50100 Kuala Lumpur, Malaysia
	PS (A & B)	100.00%

St Edward Homes Limited	OS	50.00%	Berkeley House, 19 Portsmouth Road, Cobham, Surrey, KT11 1JG, UK

St Edwards Strand Partnership	OS	50.00%

Stableview Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Staple Limited	OS	100.00%	3 Rajanakarn Building, 20th Floor, South Sathorn Road, Yannawa Subdistrict, Sathorn District, Bangkok, Thailand

Staple Nominees Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Thanachart Life Assurance Public Company Limited (In liquidation)	OS	99.93%	9/9 Sathorn Building, 25th Floor, South Sathorn Road, Yannawa, Sahtorn, Bangkok 10120, Thailand

The Car Auction Unit Trust	OS	50.00%	Dorey Court, Admiral Park, St. Peter Port, Guernsey, GY1 2HT

The First British Fixed Trust Company Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

The Greenpark (Reading) LP	LPI	100.00%

The Heights Management Company Limited	OS	50.00%

The Hub (Witton) Management Company Limited (In liquidation)	OS	100.00%

The St Edward Homes Partnership	OS	49.95%	Berkeley House, 19 Portsmouth Road, Cobham, Surrey, KT11 1JG, UK

The Strand Property Unit Trust	LPI	50.00%	Liberte house, 19-23 La Motte Street, St Helier, Jersey, JE2 4SY

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

The Two Rivers Trust	OS	50.00%

Three Snowhill Birmingham SARL	OS	100.00%	5, rue Guillaume Kroll, L-1882, Luxembourg

Two Rivers LP	LPI	50.00%	Bow Bells House, 1 Bread Street, London, EC4M 9HH, UK

Two Snowhill Birmingham SARL	OS	100.00%	5, rue Guillaume Kroll, L-1882, Luxembourg

US Strategic Income Bond Fund D USD Acc	OS	96.36%	26, Boulevard Royal, L-2449, Luxembourg

VFL International Life Company SPC, Ltd.	OS	100.00%	171 Elgin Avenue, Grand Cayman, Cayman Islands

Warren Farm Office Village Limited (In liquidation)	OS	100.00%	c/o Mazars LLP, 45 Church Street, Birmingham, B3 2RT, UK

Wessex Gate Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Westwacker Limited	OS	100.00%

Wynnefield Private Equity Partners I, LP	LPI	99.00%	1105 North Market Street, Suite 1300, Wilmington, DE 19801, USA

Wynnefield Private Equity Partners II, LP	LPI	99.00%	1209 Orange Street, Wilmington, DE 19801, USA

Zenith-Prudential Life Insurance Company Limited	OS	51.00%	Plot 280, Ajose Adeogun Street, Victoria Island, Nigeria

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

(i)
Subsidiaries

Subsidiaries are those investees that the Group controls. The majority of the Group's subsidiaries are corporate entities, but the Group's insurance operations also invest in a number of limited partnerships.

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

Entities consolidated by the Group include Qualifying Partnerships as defined under the UK Partnerships (Accounts) Regulations 2008 (the 'Partnerships Act'). Some of these limited partnerships have taken advantage of the exemption under regulation 7 of the Partnerships Act from the financial statements requirements. This is under regulations 4 to 6, on the basis that these limited partnerships are dealt with on a consolidated basis in these financial statements.

(ii)
Joint ventures and associates

Joint ventures are joint arrangements arising from a contractual agreement whereby the Group and other investors have joint control of the net assets of the arrangement. In a number of these arrangements, the Group's share of the underlying net assets may be less than 50 per cent but the terms of the relevant agreement make it clear that control is jointly exercised between the Group and the third party. Associates are entities over which the Group has significant influence, but it does not control. Generally it is presumed that the Group has significant influence if it holds between 20 per cent and 50 per cent voting rights of the entity.

With the exception of those referred to below, the Group accounts for its investments in joint ventures and associates by using the equity method of accounting. The Group's share of profit or loss of its joint ventures and associates is recognised in the income statement and its share of movements in other comprehensive income is recognised in other comprehensive income. The equity method of accounting does not apply to investments in associates and joint ventures held by the Group's insurance or investment funds. This includes venture capital business, mutual funds and unit trusts and which, as allowed by IAS 28, 'Investments in Associates and Joint Ventures', are carried at fair value through profit or loss.

(iii)
Structured entities

Structured entities are those that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity. Voting rights relate to administrative tasks. Relevant activities are directed by means of contractual arrangements. The Group invests in structured entities such as:

–
Open-Ended Investment Companies (OEICs);

–
Unit Trusts (UTs);

–
Limited partnerships;

–
Variable interest entities;

–
Investment vehicles within separate accounts offered through variable annuities;

–
Collateralised debt obligations;

–
Mortgage-backed securities; and

–
Similar asset-backed securities.

Open-ended investment companies and unit trusts

The Group invests in OEICs and UTs, which invest mainly in equities, bonds, cash and cash equivalents, and properties. The Group's percentage ownership in these entities can fluctuate on a daily basis according to the participation of the Group and other investors in them.

–
Where the entity is managed by a Group asset manager, and the Group's ownership holding in the entity exceeds 50 per cent, the Group is judged to have control over the entity.

–
Where the entity is managed by a Group asset manager, and the Group's ownership holding in the entity is between 20 per cent and 50 per cent, the facts and circumstances of the Group's involvement in the entity are considered, including the rights to any fees earned by the asset manager from the entity, in forming a judgement as to whether the Group has control over the entity.

–
Where the entity is managed by a Group asset manager, and the Group's ownership holding in the entity is less than 20 per cent, the Group is judged to not have control over the entity.

–
Where the entity is managed by an asset manager outside the Group, an assessment is made of whether the Group has existing rights that gives it the ability to direct the current activities of the entity and therefore control the entity. In assessing the Group's ability to direct an entity, the Group considers its ability relative to other investors. The Group has a limited number of OEICs and UTs where it considers it has such ability.

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

Where the Group's asset manager sets up OEICs and UTs as part of asset management operations, the Group's interest is limited to the administration fees charged to manage the assets of such entities. With no participation in these entities, the Group does not retain risks associated with OEICs and UTs. For these open-ended investment companies and unit trusts, the Group is not deemed to control the entities but to be acting as an agent.

The Group generates returns and retains the ownership risks in investment vehicles commensurate to its participation and does not have any further exposure to the residual risks of these investment vehicles.

Jackson's separate account assets

These are investment vehicles that invest contract holders' premiums in equity, fixed income, bonds and money market mutual funds. The contract holder retains the underlying returns and the ownership risks related to the underlying investments. The shareholder's economic interest in separate accounts is limited to the administrative fees charged. The separate accounts are set up as separate regulated entities governed by a Board of Governors or trustees for which the majority of the members are independent of Jackson or any affiliated entity. The independent members are responsible for any decision making that impacts contract holders' interest and govern the operational activities of the entities' advisers, including asset managers. Accordingly, the Group does not control these vehicles. These investments are carried at fair value through profit or loss within financial investments in the consolidated statement of financial position.

Limited partnerships

The Group's insurance operations invest in a number of limited partnerships, either directly or through unit trusts, through a mix of capital and loans. These limited partnerships are managed by general partners, in which the Group holds equity. Such interest in general partners and limited partnerships provide the Group with voting and similar rights to participate in the governance framework of the relevant activities in which limited partnerships are engaged in. Accounting for the limited partnerships as subsidiaries, joint ventures, associates or other financial investments depends on the terms of each partnership agreement and the shareholdings in the general partners.

Other structured entities

The Group holds investments in mortgage-backed securities, collateralised debt obligations and similar asset-backed securities, the majority of which are actively traded in a liquid market.

The Group consolidates the vehicles that hold the investments where the Group is deemed to control the vehicles. When assessing control over the vehicles, the factors considered include the purpose and design of the vehicle, the Group's exposure to the variability of returns and the scope of the Group's ability to direct the relevant activities of the vehicle including any kick-out or removal rights that are held by third parties. The outcome of the control assessment is dependent on the terms and conditions of the respective individual arrangements.

The majority of such vehicles are not consolidated. In these cases the Group is not the sponsor of the vehicles in which it holds investments and has no administrative rights over the vehicles' activities. The Group generates returns and retains the ownership risks commensurate to its holding and its exposure to the investments. Accordingly the Group does not have power over the relevant activities of such vehicles and all are carried at fair value through profit or loss within financial investments in the consolidated statement of financial position.

The table below provides aggregate carrying amounts of the investments in unconsolidated structured entities reported in the Group's statement of financial position:

	2017			2016
	OEICs/UTs	Separate account assets	Other structured entities	OEICs/UTs	Separate account assets	Other structured entities

	£m	£m	£m	£m	£m	£m
Statement of financial position line items
Equity securities and portfolio holdings in unit trusts	20,718	130,528	—	16,489	120,411	—
Debt securities	—	—	10,894	—	—	12,220

Total	20,718	130,528	10,894	16,489	120,411	12,220

The Group generates returns and retains the ownership risks in these investments commensurate to its participation and does not have any further exposure to the residual risks or losses of the investments or the vehicles in which it holds investments.

As at 31 December 2017, the Group does not have an agreement, contractual or otherwise, or intention to provide financial support to structured entities that could expose the Group to a loss.

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

(d)
Investment return

Investment return included in the income statement principally comprises interest income, dividends, investment appreciation/depreciation (realised and unrealised gains and losses) on investments designated as fair value through profit or loss, and realised gains and losses (including impairment losses) on items held at amortised cost and Jackson's debt securities designated as available-for-sale. Movements in unrealised appreciation/depreciation of Jackson's debt securities designated as available-for-sale are recorded in other comprehensive income. Interest income is recognised as it accrues, taking into account the effective yield on investments. Dividends on equity securities are recognised on the ex-dividend date and rental income is recognised on an accrual basis.

(e)
Financial investments other than instruments classified as long-term business contracts

(i)
Investment classification

The Group holds financial investments in accordance with IAS 39, whereby subject to specific criteria, financial instruments are required to be accounted for under one of the following categories:

–
Financial assets and liabilities at fair value through profit or loss—this comprises assets and liabilities designated by management as fair value through profit or loss on inception and derivatives that are held for trading. These investments are measured at fair value with all changes thereon being recognised in investment return in the income statement;

–
Financial investments on an available-for-sale basis—this comprises assets that are designated by management as available-for-sale and/or do not fall into any of the other categories. These assets are initially recognised at fair value plus attributable transaction costs. Available-for-sale assets are subsequently measured at fair value. Interest income is recognised on an effective interest basis in the income statement. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset. Except for foreign exchange gains and losses on debt securities, which are included in the income statement, unrealised gains and losses are recognised in other comprehensive income. Upon disposal or impairment, accumulated unrealised gains and losses are transferred from other comprehensive income to the income statement as realised gains or losses; and

–
Loans and receivables—except for those designated as at fair value through profit or loss or available-for-sale, these instruments comprise non-quoted investments that have fixed or determinable payments. These instruments include loans collateralised by mortgages, deposits, loans to policyholders and other unsecured loans and receivables. These investments are initially recognised at fair value plus transaction costs. Subsequently, these instruments are carried at amortised cost using the effective interest method.

The Group uses the trade date method to account for regular purchases and sales of financial assets. See note A3.1 for further details of valuation of financial investments.

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

The Group does not regularly seek to apply fair value or cash flow hedging treatment under IAS 39. The Group has no fair value and cash flows hedges under IAS 39 at 31 December 2017 and 2016.

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

For Jackson's derivative programme see note A3.1.

(iii)
Embedded derivatives

Embedded derivatives are present in host contracts issued by various Group companies, in particular Jackson. They are embedded within other non-derivative host financial instruments and insurance contracts to create hybrid instruments. Embedded derivatives meeting the definition of an insurance contract are accounted for under IFRS 4. Where economic characteristics and risks of the embedded derivatives are not closely related to the economic characteristics and risks of the host instrument, and where the hybrid instrument is not measured at fair value with the changes in fair value recognised in the income statement, the embedded derivative is bifurcated and carried at fair value as a derivative measured in accordance with IAS 39.

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

(f)
Segments

Under IFRS 8 'Operating Segments', the Group determines and presents operating segments based on the information that is internally provided to the Group Executive Committee which is the Group's chief operating decision maker.

The operating segments identified by the Group reflect the Group's organisational structure, which, following a reorganisation during the year, is by business units Asia, US and UK and Europe. All business units contain both insurance and asset management operations.

Further information on the Group's operating segments is provided in note B1.3.

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

The plan assets of the Group's pension schemes include several insurance contracts that have been issued by the Group. These assets are excluded from plan assets in determining the pension surplus or deficit recognised in the consolidated statement of financial position.

The aggregate of the actuarially determined service costs of the currently employed personnel, and the net interest on the net defined benefit liability (asset) at the start of the period, is charged to the income statement. Actuarial and other gains and losses as a result of changes in assumptions or experience variances are recognised as other comprehensive income.

Contributions to the Group's defined contribution schemes are expensed when due.

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

(k)
Tax

Prudential is subject to tax in numerous jurisdictions and the calculation of the total tax charge inherently involves a degree of estimation and judgement. Current tax expense is charged or credited based upon amounts estimated to be payable or recoverable as a result of taxable amounts for the current year and adjustments made in relation to prior years. The positions taken in tax returns where applicable tax regulation is subject to interpretation are recognised in full in the determination of the tax charge in the financial statements if the Group considers that it is probable that the taxation authority will accept those positions. Otherwise, provisions are established based on management's estimate and judgement of the likely amount of the liability, or recovery by providing for the single best estimate of the most likely outcome or the weighted average expected value where there are multiple outcomes.

The total tax charge includes tax expense attributable to both policyholders and shareholders. The tax expense attributable to policyholders comprises the tax on the income of the consolidated with-profits and unit-linked funds. In certain jurisdictions, such as the UK, life insurance companies are taxed on both their shareholders' profits and on their policyholders' insurance and investment returns on certain insurance and investment products. Although both types of tax are included in the total tax charge in the Group's consolidated income statement, they are presented separately in the consolidated income statement to provide the most relevant information about tax that the Group pays on its profits.

Deferred taxes are provided under the liability method for all relevant temporary differences. IAS 12 'Income Taxes' does not require all temporary differences to be provided for, in particular, the Group does not provide for deferred tax on undistributed earnings of subsidiaries where the Group is able to control the timing of the distribution and the temporary difference created is not expected to reverse in the foreseeable future. Deferred tax assets are only recognised when it is more likely than not that future taxable profits will be available against which these losses can be utilised.

Deferred tax is measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled, based on tax rates (and laws) that have been enacted or are substantively enacted at the end of the reporting period.

(l)
Business acquisitions and disposals

Business acquisitions are accounted for by applying the purchase method of accounting, which adjusts the net assets of the acquired company to fair value at the date of purchase. The excess of the acquisition consideration over the fair value of the assets and liabilities of the acquired entity is recorded as goodwill. Expenses related to acquiring new subsidiaries are charged to the income statement in the period in which they are incurred. Income and expenses of acquired entities are included in the income statement from the date of acquisition.

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

(m)
Goodwill

Goodwill arising on acquisitions of subsidiaries and businesses is capitalised and carried on the Group statement of financial position as an intangible asset at initial value less any accumulated impairment losses. Goodwill impairment testing is conducted annually and when there is an indication of impairment. For the purposes of impairment testing, goodwill is allocated to cash generating units. For further details see note C5(a).

(n)
Intangible assets

Intangible assets acquired on the purchase of a subsidiary or portfolio of contracts are measured at fair value on acquisition. Deferred acquisition costs are accounted for as described in note A3.1(c). Other intangible assets, such as distribution rights and software, are valued initially at the price paid to acquire them and are subsequently carried at cost less amortisation and any accumulated impairment losses. Distribution rights relate to fees paid under bancassurance partnership arrangements for bank distribution of products for the term of the contract. Amounts for distribution rights are amortised on a basis to reflect the pattern in which the future economic benefits are expected to be consumed by reference to new business production levels. The same principles apply to determining the amortisation method for other intangible assets unless the pattern cannot be determined reliably, in which case a straight line method is applied. Amortisation of intangible assets is charged to the 'acquisition costs and other expenditure' line in the consolidated income statement. Impairment testing is conducted when there is an indication of impairment.

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

(q)
Share capital

Shares are classified as equity when their terms do not create an obligation to transfer assets. The difference between the proceeds received on issue of the shares, net of share issue costs, and the nominal value of the shares issued, is credited to share premium. Where the Company purchases shares for the purposes of employee incentive plans, the consideration paid, net of issue costs, is deducted from retained earnings. Upon issue or sale any consideration received is credited to retained earnings net of related costs.

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

Index to the Condensed Financial Information of Registrant Prudential plc

Schedule II

Condensed Financial Information of Registrant Prudential plc

Profit and Loss Accounts (FRS 101 Basis)

Years ended 31 December	2017	2016	2015

	£m	£m	£m
Investment income, including dividends received from subsidiary undertakings	1,757	1,413	1,363
Investment expenses and charges	(414)	(479)	(311)
Other charges:
Corporate expenditure	(217)	(212)	(230)
Foreign currency exchange gains	(10)	3	2

Profit on ordinary activities before tax	1,116	725	824
Tax credit on profit on ordinary activities	119	115	96

Profit for the financial year	1,235	840	920

Other comprehensive income:
Items that will not be reclassified to profit or loss
Actuarial gains recognised in respect of the defined benefit pension scheme	34	4	4
Related tax	(6)	—	—

	28	4	4

Total comprehensive income for the year	1,263	844	924

The accompanying notes are an integral part of this condensed financial information

Schedule II
Condensed Financial Information of Registrant Prudential plc
Statements of Financial Position (FRS 101 Basis)

31 December	2017	2016

	£m	£m
Fixed assets
Investments in subsidiary undertakings	10,798	10,859
Current assets
Debtors:
Amounts owed by subsidiary undertakings	4,732	5,798
Other debtors	5	11
Tax recoverable	40	44
Derivative assets	5	4
Pension asset	71	48
Cash at bank and in hand	143	24

	4,996	5,929

Liabilities: amounts falling due within one year
Commercial paper	(485)	(1,052)
Other borrowings	(600)	—
Derivative liabilities	(443)	(447)
Amounts owed to subsidiary undertakings	(715)	(773)
Tax payable	(10)	(10)
Deferred tax liability	(12)	(9)
Accruals and deferred income	(79)	(72)

	(2,344)	(2,363)

Net current assets	2,652	3,566

Total assets less current liabilities	13,450	14,425

Liabilities: amounts falling due after more than one year
Subordinated liabilities	(5,272)	(5,772)
Debenture loans	(549)	(549)
Other borrowings	—	(599)

	(5,821)	(6,920)

Total net assets	7,629	7,505

Capital and reserves
Share capital	129	129
Share premium	1,948	1,927
Profit and loss account	5,552	5,449

Shareholders' funds	7,629	7,505

The accompanying notes are an integral part of this condensed financial information

Schedule II
Condensed Financial Information of Registrant Prudential plc
Statements of Changes in Equity (FRS 101 basis)

	Share capital	Share premium	Profit and loss account	Total equity

	£m	£m	£m	£m
Balance at 1 January 2015	128	1,908	5,909	7,945
Total comprehensive income for the year
Profit for the year	—	—	920	920
Actuarial gains recognised in respect of the defined benefit pension scheme	—	—	4	4

Total comprehensive income for the year	—	—	924	924
Transactions with owners, recorded directly in equity
New share capital subscribed	—	7	—	7
Share based payment transactions	—	—	7	7
Dividends	—	—	(974)	(974)

Total contributions by and distributions to owners	—	7	(967)	(960)

Balance at 31 December 2015	128	1,915	5,866	7,909

Balance at 1 January 2016	128	1,915	5,866	7,909
Total comprehensive income for the year
Profit for the year	—	—	840	840
Actuarial gains recognised in respect of the defined benefit pension scheme	—	—	4	4

Total comprehensive income for the year	—	—	844	844
Transactions with owners, recorded directly in equity
New share capital subscribed	1	12	—	13
Share based payment transactions	—	—	6	6
Dividends	—	—	(1,267)	(1,267)

Total contributions by and distributions to owners	1	12	(1,261)	(1,248)

Balance at 31 December 2016	129	1,927	5,449	7,505

Balance at 1 January 2017	129	1,927	5,449	7,505
Total comprehensive income for the year
Profit for the year	—	—	1,235	1,235
Actuarial gains recognised in respect of the defined benefit pension scheme	—	—	28	28

Total comprehensive income for the year	—	—	1,263	1,263
Transactions with owners, recorded directly in equity
New share capital subscribed	—	21	—	21
Share based payment transactions	—	—	(1)	(1)
Dividends	—	—	(1,159)	(1,159)

Total contributions by and distributions to owners	—	21	(1,160)	(1,139)

Balance at 31 December 2017	129	1,948	5,552	7,629

The accompanying notes are an integral part of this condensed financial information

Schedule II
Condensed Financial Information of Registrant Prudential plc
Statements of Cash Flows (FRS 101 Basis)

Years ended 31 December	2017	2016	2015

	£m	£m	£m
Operations
Net cash inflow from operating activities before interest and tax	1,534	1,621	1,335
Interest paid	(409)	(339)	(289)
Taxes received	121	105	41
Equity dividends paid	(1,159)	(1,267)	(974)

Net cash inflow before financing	87	120	113

Financing
Issue of ordinary share capital	21	13	7
Issue of borrowings	565	1,227	590
Repayment of borrowings	(751)	—	—
Movement in commercial paper and other borrowings to support a short-term fixed income securities program	(567)	(255)	(299)
Movement in net amount owed by subsidiary undertakings	764	(1,185)	(314)

Net cash inflow (outflow) from financing	32	(200)	(16)

Net cash inflow (outflow) for the year	119	(80)	97

Reconciliation of profit on ordinary activities before tax to net cash inflow from operating activities
Profit on ordinary activities before tax	1,116	725	824
Add back: interest charged	424	371	318
Adjustments for non-cash items:
Fair value adjustments on derivatives	(4)	122	7
Pension scheme	11	6	(7)
Foreign currency exchange and other movements	(27)	404	196
Decrease (increase) in debtors	6	(8)	—
Increase (decrease) in creditors	8	1	(3)

Net cash inflow from operating activities	1,534	1,621	1,335

The accompanying notes are an integral part of this condensed financial information

Schedule II

Condensed Financial Information of Registrant Prudential plc

Notes to the Condensed Financial Statement Schedule

31 December 2017

1 Basis of preparation

The financial statements of the parent company are prepared in accordance with UK Generally Accepted Accounting Practice, including Financial Reporting Standard 101 Reduced Disclosure Framework ('FRS 101'). In preparing these financial statements, the Company applies the recognition and measurement requirements in International Financial Reporting Standards ('IFRS') as issued by the International Accounting Standards Board ('IASB') and endorsed by the EU but makes amendments where necessary in order to comply with the Companies Act 2006.

2 Significant accounting policies

Investments in subsidiary undertakings

Investments in subsidiary undertakings are shown at cost less impairment.

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

31 December 2017

Tax

Current tax expense is charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable amounts for the current year. To the extent that losses of an individual UK company are not offset in any one year, they can be carried back for one year or carried forward indefinitely to be offset against profits arising from the same company.

Deferred tax assets and liabilities are recognised in accordance with the provisions of IAS 12, 'Income Taxes'. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that future taxable profits will be available against which these losses can be utilised. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

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

Pensions

The Company assumes a portion of the pension surplus or deficit of the Group's main pension scheme, the Prudential Staff Pension Scheme ('PSPS'). The Company applies the requirements of IAS 19 'Employee Benefit' (as revised in 2011) for the accounting of its interest in the PSPS surplus or deficit.

A pension surplus or deficit is recorded as the difference between the present value of the scheme liabilities and the fair value of the scheme assets. The Company's share of pension surplus is recognised to the extent that the Company is able to recover a surplus either through reduced contributions in the future or through refunds from the scheme.

The assets and liabilities of the defined benefit pension schemes of the Prudential Group are subject to a full triennial actuarial valuation using the projected unit method. Estimated future cash flows are then discounted at a high quality corporate bond yield, adjusted to allow for the difference in duration between the bond index and the pension liabilities, where appropriate, to determine their present value. These calculations are performed by independent actuaries.

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

Share-based payments

The Group offers share award and option plans for certain key employees and a Save As You Earn ('SAYE') plan for all UK and certain overseas employees. The share-based payment plans operated by the Group are mainly equity-settled plans with a few cash-settled plans.

Schedule II

Condensed Financial Information of Registrant Prudential plc

Notes to the Condensed Financial Statement Schedule (Continued)

31 December 2017

Under IFRS 2 'Share-based payment', where the Company, as the parent company, has the obligation to settle the options or awards of its equity instruments to employees of its subsidiary undertakings, and such share-based payments are accounted for as equity-settled in the Group financial statements, the Company records an increase in the investment in subsidiary undertakings for the value of the share options and awards granted with a corresponding credit entry recognised directly in equity. The value of the share options and awards granted is based upon the fair value of the options and awards at the grant date, the vesting period and the vesting conditions.

3 Dividends received from subsidiary undertakings

The parent company received dividends totalling £1,685 million from its consolidated subsidiary undertakings in 2017 (2016: £1,318 million; 2015: £985 million).

4 Reconciliation from the FRS 101 parent company results to the IFRS Group results

The parent company financial statements are prepared in accordance with FRS 101 and the Group financial statements are prepared in accordance with IFRS as issued by the IASB and endorsed by the EU. At 31 December 2017, there were no differences between FRS 101 and IFRS as issued by the IASB and endorsed by the EU in terms of their application to the parent company.

The tables below provide a reconciliation between the FRS 101 parent company results and the IFRS Group results.

	2017	2016	2015

	£m	£m	£m
Profit after tax
Profit for the financial year of the Company (including dividends from subsidiaries) in accordance with FRS 101 and IFRS	1,235	840	920
Share in the IFRS result of the Group, net of distributions to the Company*	1,155	1,081	1,659

Profit after tax of the Group attributable to shareholders in accordance with IFRS	2,390	1,921	2,579

	2017	2016

	£m	£m
Net equity
Shareholders' equity of the Company in accordance with FRS 101 and IFRS	7,629	7,505
Share in the IFRS net equity of the Group*	8,458	7,161

Shareholders' equity of the Group in accordance with IFRS	16,087	14,666

*
The 'share in the IFRS result and net equity of the Group' lines represent the parent company's equity in the earnings and net assets of its subsidiaries and associates.

Schedule II

Condensed Financial Information of Registrant Prudential plc

Notes to the Condensed Financial Statement Schedule (Continued)

31 December 2017

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

6 Post balance sheet events

The second interim ordinary dividend for the year ended 31 December 2017, which was approved by the Board of Directors after 31 December 2017, is described in note B6 of the Group financial statements.

Intention to demerge the Group's UK businesses

In March 2018, the Group announced its intention to demerge its UK & Europe business ('M&G Prudential') from Prudential plc, resulting in two separately-listed companies. In preparation for the UK demerger process, Prudential plc intends to transfer the legal ownership of its Hong Kong insurance subsidiaries from The Prudential Assurance Company Limited (M&G Prudential's UK regulated insurance entity) to Prudential Corporation Asia Limited, which is expected to complete by the end of 2019.

Sale of £12.0 billion* UK annuity portfolio

In March 2018, M&G Prudential also announced the sale of £12.0 billion* of its shareholder annuity portfolio to Rothesay Life. Under the terms of the agreement, M&G Prudential has reinsured £12.0 billion* of liabilities to Rothesay Life, which is expected to be followed by a Part VII transfer of the portfolio by the end of 2019. Further details are set out in the 'Corporate Transactions' section within 'Explanation of Performance and Other Financial Measures'.

*
Relates to £12.0 billion of IFRS shareholder annuity liabilities, valued as at 31 December 2017.

Additional Unaudited IFRS Financial Information

Index to the additional unaudited financial information

I.	IFRS profit and loss information
490	a	Analysis of long-term insurance business pre-tax operating profit based on longer term investment returns by driver
503	b	Asia operations—analysis of operating profit based on longer-term investment returns by territory
504	c	Analysis of asset management operating profit based on longer-term investment returns
505	d	Contribution to UK life financial metrics from specific management actions undertaken to position the balance sheet more efficiently under the Solvency II regime
II.	Other information
506	a	Funds under management
508	b	Return on IFRS shareholders' funds
508	c	IFRS gearing ratio
509	d	IFRS shareholders' funds per share
509	e	Solvency II capital position at 31 December 2017
515	f	Foreign currency source of key metrics

I(a)  Analysis of long-term insurance business pre-tax operating profit based on longer-term investment returns by driver

This schedule classifies the Group's pre-tax operating earnings from long-term insurance operations into the underlying drivers of those profits, using the following categories:

–
Spread income represents the difference between net investment income (or premium income in the case of the UK annuities new business) and amounts credited to certain policyholder accounts. It excludes the operating investment return on shareholder net assets, which has been separately disclosed as expected return on shareholder assets.

–
Fee income represents profits driven by net investment performance, being asset management fees that vary with the size of the underlying policyholder funds net of investment management expenses.

–
With-profits business represents the gross of tax shareholders' transfer from the with-profits fund for the year.

–
Insurance margin primarily represents profits derived from the insurance risks of mortality and morbidity.

–
Margin on revenues primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses.

–
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

–
DAC adjustments comprise DAC amortisation for the year, excluding amounts related to short-term fluctuations in investment returns, net of costs deferred in respect of new business.

Analysis of pre-tax operating profit by source and margin analysis of Group long-term insurance business

The following analysis expresses certain of the Group's sources of operating profit as a margin of policyholder liabilities or other relevant drivers. Details on the calculation of the Group's average policyholder liability balances are given in note (iv) at the end of this section.

The reconciliation for the operating profit based on longer-term investment returns by segment to profit before tax attributable to shareholders is provided in the 'Basis of performance measures' section.

	2017
	Asia	US	UK and Europe	Total	Average liability note (iv)	Total bps note (ii)

	£m	£m	£m	£m	£m	bps
Spread income	220	751	137	1,108	88,908	125
Fee income	199	2,343	61	2,603	166,839	156
With-profits	59	—	288	347	136,474	25
Insurance margin	1,310	906	55	2,271
Margin on revenues	2,097	—	189	2,286
Expenses:
Acquisition costsnote(i)	(1,489)	(876)	(68)	(2,433)	6,958	(35)%
Administration expenses	(959)	(1,174)	(164)	(2,297)	261,114	(88)
DAC adjustmentsnote(v)	241	260	4	505
Expected return on shareholder assets	121	4	104	229

	1,799	2,214	606	4,619
Longevity reinsurance and other management actions to improve solvency			276	276
Changes in longevity assumption basis			204	204
Provision for review of past annuity sales			(225)	(225)

Long-term business operating profit based on longer-term investment returns	1,799	2,214	861	4,874

See notes at the end of this section.

	2016 AER
	Asia	US	UK and Europe	Total	Average liability note (iv)	Total bps note (ii)

	£m	£m	£m	£m	£m	bps
Spread income	192	802	177	1,171	83,054	141
Fee income	174	1,942	59	2,175	139,451	156
With-profits	48	—	269	317	118,334	27
Insurance margin	1,040	888	63	1,991
Margin on revenues	1,919	—	207	2,126
Expenses:
Acquisition costsnote(i)	(1,285)	(877)	(89)	(2,251)	6,320	(36)%
Administration expenses	(832)	(959)	(152)	(1,943)	229,477	(85)
DAC adjustmentsnote(v)	148	244	(2)	390
Expected return on shareholder assets	99	12	110	221

	1,503	2,052	642	4,197
Longevity reinsurance and other management actions to improve solvency			332	332
Provision for review of past annuity sales			(175)	(175)

Long-term business operating profit based on longer-term investment returns	1,503	2,052	799	4,354

See notes at the end of this section.

	2016 CER** note (iii)
	Asia	US	UK and Europe	Total	Average liability note (iv)	Total bps note (ii)

	£m	£m	£m	£m	£m	bps
Spread income	201	837	177	1,215	85,266	142
Fee income	181	2,040	59	2,280	145,826	156
With-profits	50	—	269	319	119,170	27
Insurance margin	1,087	933	63	2,083
Margin on revenues	2,004	—	207	2,211
Expenses:
Acquisition costsnote(i)	(1,343)	(921)	(89)	(2,353)	6,574	(36)%
Administration expenses	(866)	(1,007)	(152)	(2,025)	238,392	(85)
DAC adjustmentsnote(v)	153	260	(2)	411
Expected return on shareholder assets	104	13	110	227

	1,571	2,155	642	4,368
Longevity reinsurance and other management actions to improve solvency			332	332
Provision for review of past annuity sales			(175)	(175)

Long-term business operating profit based on longer-term investment returns	1,571	2,155	799	4,525

**
For 2016, the CER results were calculated using the 2017 average exchange rates.

See notes at the end of this section.

	2015 AER
	Asia	US	UK & Europe	Total	Average liability note (iv)	Margin bps note (ii)

	£m	£m	£m	£m	£m	bps
Spread income	149	746	258	1,153	72,900	158
Fee income	154	1,672	62	1,888	123,232	153
With-profits	45	—	269	314	106,749	29
Insurance margin	756	796	119	1,671
Margin on revenues	1,643	—	179	1,822
Expenses:
Acquisition costsnote(i)	(1,075)	(939)	(86)	(2,100)	5,466	(38)%
Administration expenses	(669)	(828)	(159)	(1,656)	203,664	(81)
DAC adjustmentsnote(v)	97	218	(2)	313
Expected return on shareholder assets	71	26	127	224

	1,171	1,691	767	3,629
Longevity reinsurance and other management actions to improve solvency			400	400

Long-term business operating profit based on longer-term investment returns	1,171	1,691	1,167	4,029

  See notes at the end of this section.

	2015 CER** note (iii)
	Asia	US	UK & Europe	Total	Average Liability note (iv)	Total bps note (ii)

	£m	£m	£m	£m	£m	bps
Spread income	164	845	258	1,267	78,026	162
Fee income	170	1,886	62	2,118	135,717	156
With-profits	50	—	269	319	108,551	29
Insurance margin	841	898	119	1,858
Margin on revenues	1,821	—	179	2,000
Expenses:
Acquisition costsnote(i)	(1,194)	(1,059)	(86)	(2,339)	5,995	(39)%
Administration expenses	(736)	(934)	(159)	(1,829)	222,250	(82)
DAC adjustmentsnote(v)	108	246	(2)	352
Expected return on shareholder assets	79	26	127	232

	1,303	1,908	767	3,978
Longevity reinsurance and other management actions to improve solvency			400	400

Long-term business operating profit based on longer-term investment returns	1,303	1,908	1,167	4,378

**
For 2015, the CER results were calculated using the 2016 average exchange rates.

See notes at the end of this section.

Margin analysis of long-term insurance business—Asia

	Asia
	2017			2016 AER			2016 CER* note (iii)
Long-term business	Profit	Average liability note (iv)	Margin note (ii)	Profit	Average liability note (iv)	Margin note (ii)	Profit	Average liability note (iv)	Margin note (ii)

	£m	£m	bps	£m	£m	bps	£m	£m	bps
Spread income	220	16,359	134	192	13,299	144	201	13,980	144
Fee income	199	18,767	106	174	15,643	111	181	16,475	110
With-profits	59	30,115	20	48	22,823	21	50	23,659	21
Insurance margin	1,310			1,040			1,087
Margin on revenues	2,097			1,919			2,004
Expenses:
Acquisition costsnote(i)	(1,489)	3,805	(39)%	(1,285)	3,599	(36)%	(1,343)	3,773	(36)%
Administration expenses	(959)	35,126	(273)	(832)	28,942	(287)	(866)	30,455	(284)
DAC adjustmentsnote(v)	241			148			153
Expected return on shareholder assets	121			99			104

Operating profit based on longer-term investment return	1,799			1,503			1,571

*
For 2016, the CER results were calculated using the 2017 average exchange rates.

	Asia
	2015 AER note (ii)			2015 CER**
Long-term business	Profit	Average liability note (iv)	Margin note (ii)	Profit	Average liability note (iv)	Margin note (ii)

	£m	£m	bps	£m	£m	bps
Spread income	149	10,428	143	164	11,466	143
Fee income	154	13,940	110	170	14,944	114
With-profits	45	17,446	26	50	19,247	26
Insurance margin	756			841
Margin on revenues	1,643			1,821
Expenses:
Acquisition costsnote(i)	(1,075)	2,712	(40)%	(1,194)	3,020	(40)%
Administration expenses	(669)	24,368	(274)	(736)	26,410	(279)
DAC adjustmentsnote(vi)	97			108
Expected return on shareholder assets	71			79

Operating profit based on longer-term investment returns	1,171			1,303

**
For 2015, the CER results were calculated using the 2016 exchange rates.

See notes at the end of this section.

Analysis of Asia operating profit drivers:

2017 compared to 2016 (CER unless otherwise stated)

–
Spread income has increased on a constant exchange rate basis by 9 per cent (AER: 15 per cent) to £220 million in 2017, predominantly reflecting the growth of the Asia non-linked policyholder liabilities.

–
Fee income has increased by 10 per cent at constant exchange rates (AER: 14 per cent) to £199 million in 2017, broadly in line with the increase in movement in average unit-linked liabilities.

–
Insurance margin has increased by 21 per cent to £1,310 million in 2017 on a constant exchange rate basis (AER: 26 per cent), primarily reflecting the continued growth of the in-force book, which contains a relatively high proportion of risk-based products.

–
Margin on revenues has increased by £93 million on a constant exchange rate basis from £2,004 million in 2016 to £2,097 million in 2017, primarily reflecting growth of the in-force book and higher regular premium income recognised in the year. (AER: increase by £178 million).

–
Acquisition costs have increased by 11 per cent at constant exchange rates (AER: 16 per cent) to £1,489 million, compared to the 1 per cent increase in APE sales, resulting in an increase in the acquisition costs ratio. The analysis above uses shareholder acquisition costs as a proportion of total APE. If with-profits sales were excluded from the denominator the acquisition cost ratio would become 66 per cent (2016: 70 per cent at CER), the decrease being the result of product and country mix.

–
Administration expenses including renewal commissions have increased by 11 per cent at a constant exchange rate basis (AER: 15 per cent increase) in 2017 as the business continues to expand. On a constant exchange rate basis, the administration expense ratio has decreased from 284 basis points in 2016 to 273 basis points in 2017, the result of changes in country and product mix.

2016 (AER) compared to 2015 (CER based on 2016 exchange rates, unless otherwise stated)

–
Spread income increased on a constant exchange rate basis by 17 per cent to £192 million in 2016 (AER: 29 per cent), predominantly reflecting the growth of the Asia non-linked policyholder liabilities.

–
Fee income increased by 2 per cent on a constant exchange rate basis to £174 million in 2016 (AER: 13 per cent), broadly in line with the increase in movement in average unit-linked liabilities.

–
Insurance margin increased on a constant exchange rate basis by 24 per cent to £1,040 million in 2016 (AER: 38 per cent), primarily reflecting the continued growth of the in-force book, which contains a relatively high proportion of risk-based products. Insurance margin includes non-recurring items of £49 million (2015: £17 million on CER basis; £15 million on AER basis).

–
Margin on revenues increased by £98 million on a constant exchange rate basis from £1,821 million to £1,919 million in 2016, primarily reflecting higher regular premium income recognised in the year (AER: increase by £276 million).

–
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

–
Administration expenses increased on a constant exchange rate basis by 13 per cent to £832 million in 2016 (AER: 24 per cent) as the business continues to expand. On a constant exchange rate basis, the administration expense ratio has increased from 279 basis points in 2015 to 287 basis points in 2016, the result of changes in country and product mix.

Margin analysis of long-term insurance business—US

	US
	2017			2016 AER			2016 CER* note (iii)
Long-term business	Profit	Average liability note (iv)	Margin note (ii)	Profit	Average liability note (iv)	Margin note (ii)	Profit	Average liability note (iv)	Margin note (ii)

	£m	£m	bps	£m	£m	bps	£m	£m	bps
Spread income	751	38,918	193	802	37,044	217	837	38,575	217
Fee income	2,343	125,440	187	1,942	102,027	190	2,040	107,570	190
Insurance margin	906			888			933
Expenses
Acquisition costsnote(i)	(876)	1,662	(53)%	(877)	1,561	(56)%	(921)	1,641	(56)%
Administration expenses	(1,174)	169,725	(69)	(959)	146,043	(66)	(1,007)	153,445	(66)
DAC adjustments	260			244			260
Expected return on shareholder assets	4			12			13

Operating profit based on longer-term investment returns	2,214			2,052			2,155

*
For 2016, the CER results were calculated using the 2017 average exchange rates.

	US
	2015 AER			2015 CER**
Long-term business	Profit	Average liability note (ii)	Margin	Profit	Average liability note (ii)	Margin

	£m	£m	bps	£m	£m	bps
Spread income	746	30,927	241	845	35,015	241
Fee income	1,672	86,921	192	1,886	98,402	192
Insurance margin	796			898
Expenses
Acquisition costsnote(i)	(939)	1,729	(54)%	(1,059)	1,950	(54)%
Administration expenses	(828)	125,380	(66)	(934)	141,924	(66)
DAC adjustments	218			246
Expected return on shareholder assets	26			26

Operating profit based on longer-term investment returns	1,691			1,908

**
For 2015, the CER results have been calculated using the 2016 average exchange rates.

See notes at the end of this section.

Analysis of US operating profit drivers:

2017 Compared to 2016 (CER unless otherwise stated)

–
Spread income has decreased by 10 per cent at constant exchange rates (AER: decreased by 6 per cent) to £751 million during 2017. The reported spread margin decreased to 193 basis points from 217 basis points in 2016, due to lower yields in the investment portfolio. Spread income benefited from swap transactions previously entered into so that asset and liability duration can be more closely matched. Excluding this effect, the spread margin would have been 144 basis points (2016 CER: 152 basis points and AER: 153 basis points).

–
Fee income has increased by 15 per cent at constant exchange rates (AER: increased by 21 per cent) to £2,343 million during 2017, primarily due to higher average separate account balances due to positive net flows from variable annuity business and market appreciation during the year.

–
Insurance margin represents operating profits from insurance risks, including variable annuity guarantees and other sundry items. Insurance margin decreased to £906 million in 2017 from £933 million in 2016 on a constant exchange rate basis, with higher income from the variable annuity guarantees being more than offset by a decline in the contribution from the closed books of business.

–
Acquisition costs, which are commissions and expenses incurred to acquire new business, including those that are not deferrable, have decreased by 5 per cent at a constant exchange rate basis, largely due to the continued increase in producers selecting asset-based commissions, which are paid upon policy anniversary dates and are treated as an administration expense in this analysis, rather than front end commissions.

–
Administration expenses increased to £1,174 million during 2017, compared to £1,007 million for 2016 at a constant exchange rate (AER: £959 million), primarily as a result of higher asset based commissions. Excluding these asset-based commissions, the resulting administration expense ratio was relatively flat at 35 basis points (2016: 34 basis points at CER and AER).

2016 (AER) compared to 2015 (CER based on 2016 exchange rates, unless otherwise stated)

–
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

–
Fee income increased on a constant exchange rate basis by 3 per cent to £1,942 million in 2016 (AER: 16 per cent), primarily due to positive net inflows from variable annuity business and fund appreciation during the second half of the year. Fee income margin has remained broadly in line with the prior year at 190 basis points (2015 CER and AER: 192 basis points).

–
Insurance margin represents operating profits from insurance risks, including variable annuity guarantees and other sundry items. Insurance margin of £888 million in 2016 was broadly in line with last year on a constant exchange rate basis, with higher income from the variable annuity guarantees offset by a decline in the contribution from the closed books of acquired business.

–
Acquisition costs, which are commissions and expenses incurred to acquire new business, including those that are not deferrable, have decreased by 17 per cent at a constant exchange rate basis, largely due to lower sales in 2016.

–
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

Analysis of pre-tax operating profit before and after acquisition costs and DAC adjustments

	2017				2016 AER				2016 CER* note (iii)
	Acquisition costs				Acquisition costs				Acquisition costs
	Other operating profits	Incurred	Deferred	Total	Other operating profits	Incurred	Deferred	Total	Other operating profits	Incurred	Deferred	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Total operating profit before acquisition costs and DAC adjustments	2,830			2,830	2,685			2,685	2,816			2,816
Less new business strain		(876)	663	(213)		(877)	678	(199)		(921)	716	(205)
Other DAC adjustments—amortisation of previously deferred acquisition costs:
Normal			(489)	(489)			(527)	(527)			(554)	(554)
(Accelerated)/Decelerated (acceleration)			86	86			93	93			98	98

Total	2,830	(876)	260	2,214	2,685	(877)	244	2,052	2,816	(921)	260	2,155

*
For 2016, the CER results were calculated using the 2017 average exchange rates.

	2015 AER				2015 CER**
	Acquisition costs				Acquisition costs
	Other operating profits	Incurred	Deferred	Total	Other operating profits	Incurred	Deferred	Total

	£m	£m	£m	£m	£m	£m	£m	£m
Total operating profit before acquisition costs and DAC adjustments	2,412			2,412	2,721			2,721
Less new business strain		(939)	734	(205)		(1,059)	828	(231)
Other DAC adjustments—amortisation of previously deferred acquisition costs:
Normal			(514)	(514)			(580)	(580)
(Accelerated) / Decelerated (acceleration)			(2)	(2)			(2)	(2)

Total	2,412	(939)	218	1,691	2,721	(1,059)	246	1,908

**
For 2015, the CER results were calculated using the 2016 average exchange rates.

Analysis of operating profit based on longer-term investment returns for US operations by product

	2017	2016		%		2015
		AER	CER	2017 vs 2016 AER	2017 vs 2016 CER	AER

	£m	£m	£m			£m
Spread businessnote(a)	317	323	339	(2)%	(6)%	380
Fee businessnote(b)	1,788	1,523	1,601	17%	12%	1,114
Life and other businessnote(c)	109	206	216	(47)%	(50)%	197

Total insurance operations	2,214	2,052	2,156	8%	3%	1,691

US asset management and broker-dealer	10	(4)	(4)	350%	350%	11

Total US operations	2,224	2,048	2,152	9%	3%	1,702

  The analysis of operating profit based on longer-term investment returns for US operations by product represents the net profit generated by each line of business after allocation of costs. Broadly:

(a)
Spread business is the net operating profit for fixed annuity, fixed indexed annuity and guaranteed investment contracts and largely comprises spread income less costs.
(b)
Fee business represents profits from variable annuity products. As well as fee income, revenue for this product line includes spread income from investments directed to the general account and other variable annuity fees included in insurance margin.
(c)
Life and other business includes the profits from the REALIC business and other closed life books. Revenue allocated to this product line includes spread income and premiums and policy charges for life protection, which are included in insurance margin after claim costs. Insurance margin forms the vast majority of revenue.

Margin analysis of long-term insurance business—UK and Europe

	UK and Europe
	2017			2016			2015
Long-term business	Profit	Average liability note (iv)	Margin note (ii)	Profit	Average liability note (iv)	Margin note (ii)	Profit	Average liability note (iv)	Margin note (ii)

	£m	£m	bps	£m	£m	bps	£m	£m	bps
Spread income	137	33,631	41	177	32,711	54	258	31,545	82
Fee income	61	22,632	27	59	21,781	27	62	22,371	28
With-profits	288	106,359	27	269	95,511	28	269	89,303	30
Insurance margin	55			63			119
Margin on revenues	189			207			179
Expenses:
Acquisition costsnote(i)	(68)	1,491	(5)%	(89)	1,160	(8)%	(86)	1,025	(8)%
Administration expenses	(164)	56,263	(29)	(152)	54,492	(28)	(159)	53,916	(29)
DAC adjustments	4			(2)			(2)
Expected return on shareholder assets	104			110			127

	606			642			767
Longevity reinsurance and other management actions to improve solvency	276			332			400
Changes in longevity assumption basis	204			—			—
Provision for review of past annuity sales	(225)			(175)			—

Operating profit based on longer-term investment returns	861			799			1,167

See notes at the end of this section.

Analysis of UK and Europe operating profit drivers:

2017 compared to 2016

–
Spread income reduced from £177 million in 2016 to £137 million in 2017, mainly due to lower annuity sales. Spread income has two components:

  •
  A contribution from new annuity business which was lower at £9 million in 2017 compared to £41 million in 2016, reflecting our effective withdrawal from this market.

  •
  A contribution from in-force annuity and other business, which was broadly in line with last year at £128 million (2016: £136 million), equivalent to 38 basis points of average reserves (2016: 42 basis points).

–
Fee income principally represents asset management fees from unit-linked business, including direct investment only business to group pension schemes, where liability flows are driven by a small number of large single mandate transactions and fee income mostly arises within our UK asset management business. Excluding these schemes, the fee margin on the remaining balances was 39 bps (2016: 40 bps).

–
Margin on revenues represents premium charges for expenses of shareholder-backed business and other sundry net income.

–
Acquisition costs decreased from £89 million in 2016 to £68 million in 2017, equivalent to 5 per cent of total APE sales in 2017 (2016: 8 per cent). The ratio above expresses the percentage of shareholder acquisition costs as a percentage of total APE sales. It is therefore impacted by the level of with-profits business in the year. Acquisition costs expressed as a percentage of shareholder-backed APE sales remained broadly consistent at 38 per cent (2016: 37 per cent).

–
The contribution from longevity reinsurance and other management actions to improve solvency during 2017 was £276 million (2016: £332 million). Further explanation and analysis is provided in "Contribution to the UK life IFRS metrics from specific management actions undertaken to position the balance sheet more efficiently under the new Solvency II regime" section below.

–
The £204 million favourable longevity assumption changes reflect the adoption of the Continuous Mortality Investigation 2015 model. Further information on changes to mortality assumptions is given in note C4.1 (d).

–
The 2017 increase in the provision for the cost of undertaking a review of past non-advised annuity sales and related potential redress of £225 million (2016: £175 million) is explained in note C11, 'Provisions'.

2016 compared to 2015

–
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

–
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

–
The lower 2016 insurance margin mainly reflects the more positive experience variance seen in 2015 compared to 2016 together with the fall in annual mortality profits following the extension of our longevity reinsurance programme in 2015 and 2016.

–
Margin on revenues represents premium charges for expenses and other sundry net income received by the UK

–
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

–
The contribution from longevity reinsurance and other management actions to improve solvency during 2016 was £332 million (2015: £400 million). Further explanation and analysis is provided in

  'Contribution to the UK life IFRS metrics from specific management actions undertaken to position the balance sheet more efficiently under the new Solvency II regime' section below.

–
The 2016 provision for the cost of undertaking a review of past non-advised annuity sales and potential redress of £175 million is explained in note C11, 'Provisions'.

Notes to sources of earnings tables

(i)
The ratio for acquisition costs is calculated as a percentage of APE sales including with-profits sales. Acquisition costs include only those relating to shareholder-backed business. APE is defined under the section "EEV Basis, New Business Results and Free Surplus Generation" in Item 3 of this annual report.

(ii)
Margin represents the operating return earned in the year as a proportion of the relevant class of policyholder liabilities excluding unallocated surplus.

(iii)
The 2016 comparative information has been presented at AER and CER so as to eliminate the impact of exchange translation. The 2016 CER results as shown above are calculated by translating the 2016 results using the current year foreign exchange rates except where stated otherwise. All CER profit figures have been translated at current year average rates. For Asia CER average liability calculations, the policyholder liabilities have been translated using current year opening and closing exchange rates. For the US CER average liability calculations, the policyholder liabilities have been translated at the current year month end closing exchange rates. See also note A1.The 2015 CER results as shown above were as published in the 2016 20-F and were calculated by translating the 2015 results using 2016 foreign exchange rates.

(iv)
For UK and Europe and Asia, opening and closing policyholder liabilities have been used to derive an average balance for the year, as a proxy for average balances throughout the year. The calculation of average liabilities for Jackson is generally derived from month end balances throughout the year, as opposed to opening and closing balances only. The average liabilities for fee income in Jackson have been calculated using daily balances instead of month end balances in order to provide a more meaningful analysis of the fee income, which is charged on the daily account balance. The 2015 average liabilities for fee income in Jackson have been calculated based on average of month end balances. The alternative use of the daily balances to calculate the average would have resulted in no change to the margin on the CER basis. Average liabilities for spread income are based on the general account liabilities to which spread income attaches. Average liabilities used to calculate the administration expense margin exclude the REALIC liabilities reinsured to third parties prior to the acquisition by Jackson. Average liabilities are adjusted for business acquisitions and disposals in the year.

(v)
The DAC adjustments contain a credit of £43 million in respect of joint ventures and an associate in 2017 (2016: AER credit of £28 million; 2015: AER credit of £3 million).

I(b) Asia operations—analysis of IFRS operating profit by business unit

Operating profit based on longer-term investment returns for Asia operations is analysed as follows:

	2017	AER 2016	CER 2016**	2016 AER vs 2017	2016 CER vs 2017	AER 2015	CER† 2015

	£m	£m	£m			£m	£m
Hong Kong	346	238	250	45%	38%	150	170
Indonesia	457	428	447	7%	2%	356	404
Malaysia	171	147	149	16%	15%	120	128
Philippines	41	38	37	8%	11%	32	35
Singapore	272	235	247	16%	10%	204	229
Thailand	107	92	100	16%	7%	70	76
Vietnam	135	114	117	18%	15%	86	94

South-east Asia Operations including Hong Kong	1,529	1,292	1,347	18%	14%	1,018	1,136
China	91	64	66	42%	38%	32	35
Taiwan	43	35	39	23%	10%	25	28
Other	64	49	53	31%	21%	38	42
Non-recurrent itemsnote(ii)	75	67	70	12%	7%	62	66

Total insurance operationsnote(i)	1,802	1,507	1,575	20%	14%	1,175	1,307
Development expenses	(3)	(4)	(4)	25%	25%	(4)	(4)

Total long-term business operating profit	1,799	1,503	1,571	20%	15%	1,171	1,303
Asset management (Eastspring Investments)	176	141	149	25%	18%	115	128

Total Asia operationsnote(iii)	1,975	1,644	1,720	20%	15%	1,286	1,431

Notes

(i)
Analysis of operating profit between new and in-force business

The result for insurance operations comprises amounts in respect of new business and business in force as follows:

	2017	2016		2015	2015
		AER	CER**	AER	CER†

	£m	£m	£m	£m	£m
New business*	16	(29)	(30)	5	7
Business in force	1,711	1,469	1,535	1,108	1,234
Non-recurrent itemsnote(ii)	75	67	70	62	66

Total	1,802	1,507	1,575	1,175	1,307

*
The IFRS new business result corresponds to approximately 0.4 per cent of new business APE premiums for 2017 (2016: approximately (0.8) per cent of new business APE).
**
For 2016, the CER rates were calculated using the 2017 average exchange rates.
†
For 2015, the CER results were calculated using the 2016 average exchange rate.

The new business result reflects the aggregate of the pre-tax regulatory basis result to net worth after IFRS adjustments for deferral of acquisition costs and deferred income where appropriate.
(ii)
In 2017, the IFRS operating profit based on longer-term investment returns for Asia insurance operations included a net credit of £75 million (2016: £67 million; 2015: £62 million) representing a small number of individually minor items.

I(c) Analysis of asset management operating profit based on longer-term investment returns

	2017
	M&G Prudential asset management note (ii)	Eastspring Investments note (ii)

	£m	£m
Operating income before performance-related fees	1,034	421
Performance-related fees	53	17

Operating income (net of commission)note(i)	1,087	438
Operating expensenote(i)	(602)	(238)
Share of associate's results	15	—
Group's share of tax on joint ventures' operating profit	—	(24)

Operating profit based on longer-term investment returns	500	176

Average funds under management	£275.9bn	£128.4bn
Margin based on operating income*	37bps	33bps
Cost/income ratio**	58%	56%

	2016
	M&G Prudential asset management note (ii)	Eastspring Investments note (ii)

	£m	£m
Operating income before performance-related fees	923	353
Performance-related fees	33	7

Operating income (net of commission)note(i)	956	360
Operating expensenote(i)	(544)	(198)
Share of associate's results	13	—
Group's share of tax on joint ventures' operating profit	—	(21)

Operating profit based on longer-term investment returns	425	141

Average funds under management	£250.4bn	£109.0bn
Margin based on operating income*	37bps	32bps
Cost/income ratio**	59%	56%

	2015
	M&G Prudential asset management note (ii)	Eastspring Investments note (ii)

	£m	£m
Operating income before performance-related fees	939	304
Performance-related fees	22	3

Operating income (net of commision)note(i)	961	307
Operating expense	(533)	(176)
Share of associate's results	14	—
Group's share of tax on joint ventures' operating profit	—	(16)

Operating profit based on longer-term investment returns	442	115

Average funds under management	£252.5bn	£85.1bn
Margin based on operating income*	37bps	36bps
Cost/income ratio**	57%	58%

Notes

(i)
Operating income and expense includes the Group's share of contribution from joint ventures (but excludes any contribution from associates). In the income statement as shown in note B1.6 of the IFRS financial statements, these amounts are netted and tax deducted and shown as a single amount.
(ii)
M&G Prudential asset management and Eastspring Investments can be further analysed as follows:

M&G Prudential asset management							Eastspring Investments
Operating income before performance related fees							Operating income before performance related fees
	Retail	Margin of FUM*	Institutional+	Margin of FUM*	Total	Margin of FUM*		Retail	Margin of FUM*	Institutional+	Margin of FUM*	Total	Margin of FUM*

	£m	bps	£m	bps	£m	bps		£m	bps	£m	bps	£m	bps
2017	604	85	430	21	1,034	37	2017	249	57	172	20	421	33

2016	504	86	419	22	923	37	2016	211	58	142	20	353	32

2015	582	87	357	19	939	37	2015	188	61	116	21	304	36

  *
  Margin represents operating income before performance-related fees as a proportion of the related funds under management (FUM). Monthly closing internal and external funds managed by the respective entity have been used to derive the average. Any funds held by the Group's insurance operations that are managed by third parties outside the Prudential Group are excluded from these amounts.
  **
  Cost/income ratio represents cost as a percentage of operating income before performance-related fees.
  †
  Institutional includes internal funds.

I(d) Contribution to UK life IFRS metrics from specific management actions undertaken to position the balance sheet more efficiently under the Solvency II regime

In 2017, further management actions were taken to improve the solvency of the UK and Europe insurance operations and to mitigate market risks. These actions included extending the reinsurance of longevity risk to cover a further £0.5 billion of IFRS annuity liabilities. As at 31 December 2017, the total IFRS annuity liabilities subject to longevity reinsurance were £14.4 billion. Management actions also repositioned the fixed income asset portfolio to improve the trade-off between yield and credit risk.

The effect of these actions on the UK's long-term IFRS operating profit based on longer-term investment returns, is shown in the tables below.

  Operating profit based on longer-term investment returns of UK long term business

	2017	2016	2015

	£m	£m	£m
Shareholder-backed annuity new business:

Retail	9	41	34
Bulks	—	—	89

	9	41	123
In-force business:

Longevity reinsurance transactions	31	197	231
Other management actions to improve solvency	245	135	169
Changes in longevity assumption basis	204	—	—
Provision for the review of past annuity sales	(225)	(175)	—

	255	157	400
With-profits and other in-force	597	601	644

Total	861	799	1,167

II      Other Information

II(a)
Funds under management

(a)
Summary

For our asset management businesses, funds managed on behalf of third parties are not recorded on the balance sheet. They are, however, a driver of profitability. We therefore analyse the movement in the funds under management each period, focusing on those which are external to the Group and those primarily held by the insurance businesses. The table below analyses, by segment, the funds of the

Group held in the statement of financial position and the external funds that are managed by Prudential's asset management operations.

	2017	2016

	£bn	£bn
Business area:
Asia operations:
Internal funds	81.4	69.6
Eastspring Investments' external funds	55.9	45.7

	137.3	115.3

US operations—internal funds	178.3	173.3
M&G Prudential:
Internal funds, including PruFund-backed products	186.8	174.0
External funds	163.9	136.8

	350.7	310.8

Other operations	3.0	2.9

Total funds under managementnote	669.3	602.3

Note

  Total funds under management comprise:

	2017	2016

	£bn	£bn
Total investments per the consolidated statement of financial position	451.4	421.7
External funds of M&G Prudential and Eastspring Investments (as analysed in note (b))	219.8	182.5
Internally managed funds held in joint ventures and other adjustments	(1.9)	(1.9)

Prudential Group funds under management	669.3	602.3

(b)
Investment products—external funds under management

	2017					2016
	At 1 Jan 2017	Market gross inflows	Redemptions	Market and other movements	At 31 Dec 2017	At 1 Jan 2016	Market gross inflows	Redemptions	Market and other movements	At 31 Dec 2016

	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
M&G Prudential Wholesale/Direct	64,209	30,949	(19,906)	4,445	79,697	60,801	15,785	(22,038)	9,661	64,209
M&G Prudential Institutional	72,554	15,220	(8,926)	5,310	84,158	65,604	7,056	(8,893)	8,787	72,554

Total M&G Prudential(1)	136,763	46,169	(28,832)	9,755	163,855	126,405	22,841	(30,931)	18,448	136,763
Eastspring Investments	45,756	215,907	(211,271)	5,493	55,885	36,287	164,004	(161,766)	7,231	45,756

Total(2)	182,519	262,076	(240,103)	15,248	219,740	162,692	186,845	(192,697)	25,679	182,519

Notes

1
The results exclude contribution from PruFund products (net inflows of £9.0 billion in 2017; funds under management of £35.9 billion as at 31 December 2017, £24.7 billion as at 31 December 2016).
2
The £219.7 billion (2016: £182.5 billion) investment products comprise £210.4 billion (2016: £174.8 billion) plus Asia Money Market Funds of £9.3 billion (2016: £7.7 billion).
(c)
M&G and Eastspring Investments—total funds under management

M&G, the asset management business of M&G Prudential and Eastspring Investments, the Group's asset management business in Asia, manage funds from external parties and also funds for the Group's insurance operations. The table below analyses the total funds under management managed by M&G and Eastspring Investments respectively.

	M&G		Eastspring Investments
	2017	2016	2017 note	2016 note

	£bn	£bn	£bn	£bn
External funds under management	163.9	136.8	55.9	45.7
Internal funds under management	134.6	128.1	83.0	72.2

Total funds under management	298.5	264.9	138.9	117.9

Note

The external funds under management for Eastspring Investments include Asia Money Market Funds at 31 December 2017 of £9.3 billion (2016: £7.7 billion).

II(b)
Return on IFRS shareholders' funds

Return on IFRS shareholders' funds is calculated as operating profit based on longer-term investment returns net of tax and non-controlling interests divided by opening shareholders' funds. Operating profit based on longer-term investment returns is reconciled to IFRS profit before tax in note B1 to the IFRS financial statements.

	Note	2017	2016

		£m	£m
Operating profit based on longer-term investment returns, net of tax and non-controlling interests	B5	3,727	3,362
Opening shareholders' funds		14,666	12,955
Return on shareholders' funds		25%	26%

II(c)
IFRS gearing ratio

Gearing ratio is calculated as net core structural borrowings of shareholder-financed operations divided by closing IFRS shareholders' funds plus net core structural borrowings.

	Note	2017	2016

		£m	£m
Core structural borrowings of shareholder-financed operations	C6.1	6,280	6,798
Less holding company cash and short-term investments	II(a)	(2,264)	(2,626)

Net core structural borrowings of shareholder-financed operations		4,016	4,172
Closing shareholders' funds		16,087	14,666

Shareholders' funds plus net core structural borrowings		20,103	18,838

Gearing ratio		20%	22%

II(d)   IFRS shareholders' funds per share

IFRS shareholders' funds per share is calculated as closing IFRS shareholders' funds divided by the number of issued shares at the balance sheet date.

	2017	2016

Closing shareholders' funds (£ million)	16,087	14,666
Number of issued shares at year end (millions)	2,587	2,581
Shareholders' funds per share (pence)	622	568

II(e)   Solvency II capital position at 31 December 2017

The estimated Group shareholder Solvency II surplus at 31 December 2017 was £13.3 billion, before allowing for payment of the 2017 second interim ordinary dividend and reflects approved regulatory transitional measures as at 31 December 2017.

Estimated Group shareholder Solvency II capital position*	31 Dec 2017	31 Dec 2016

	£bn	£bn
Own Funds	26.4	24.8
Solvency Capital Requirement	13.1	12.3
Surplus	13.3	12.5
Solvency ratio	202%	201%

*
The Group shareholder capital position excludes the contribution to Own Funds and the Solvency Capital Requirement from ring fenced with-profit funds and staff pension schemes in surplus. The solvency positions include management's estimates of UK transitional measures reflecting operating and market conditions at each valuation date. An application to recalculate the transitional measures as at 31 December 2017 has been approved by the Prudential Regulation Authority.

In accordance with Solvency II requirements, these results allow for:

  –
  Capital in Jackson in excess of 250 per cent of the US local Risk Based Capital requirement. As agreed with the Prudential Regulation Authority, this is incorporated in the result above as follows:

  –
  Own funds: represents Jackson's local US Risk Based available capital less 100 per cent of the US Risk Based Capital requirement (Company Action Level);

  –
  Solvency Capital Requirement: represents 150 per cent of Jackson's local US Risk Based Capital requirement (Company Action Level); and

  –
  No diversification benefits are taken into account between Jackson and the rest of the Group.

  –
  Matching adjustment for UK annuities and volatility adjustment for US dollar denominated Hong Kong with-profits business, based on approvals from the Prudential Regulation Authority and calibrations published by the European Insurance and Occupational Pensions Authority; and

  –
  UK transitional measures, which have been recalculated using management's estimate of the impact of operating and market conditions at the valuation date. An application to recalculate the transitional measures as at 31 December 2017 has been approved by the Prudential Regulation Authority and this recalculation will therefore be reflected in the formal regulatory Quantitative Reporting Templates as at 31 December 2017.

The Group shareholder Solvency II capital position excludes:

  –
  A portion of Solvency II surplus capital (£1.7 billion at 31 December 2017) relating to the Group's Asian life operations, including due to the Solvency II definition of 'contract boundaries', which prevents some expected future cashflows from being recognised;

  –
  The contribution to Own Funds and the Solvency Capital Requirement from ring-fenced with-profits funds in surplus (representing £4.8 billion of surplus capital from UK with-profits funds at 31 December 2017) and from the shareholders' share of the estate of with-profits funds; and

  –
  The contribution to Own Funds and the Solvency Capital Requirement from pension funds in surplus.

It also excludes unrealised gains on certain derivative instruments taken out to protect Jackson against declines in long-term interest rates. At Jackson's request, the Department of Insurance Financial Services renewed its approval to carry these instruments at book value in the local statutory returns for the period 31 December 2017 to 1 October 2018. At 31 December 2017, this approval had the effect of decreasing local statutory capital and surplus (and by extension Solvency II Own Funds and Solvency II surplus) by £0.4 billion, net of tax. This arrangement reflects an elective longstanding practice first put in place in 2009, which can be unwound at Jackson's discretion.

The 31 December 2017 Solvency II results above allow for the completion of the sale of the Korea life business and sale of the US broker-dealer network in 2017, which contributes £0.1 billion to the Group Solvency II surplus. The results also allow for the impact of US tax reforms enacted in December 2017, which reduce the Group Solvency II surplus by £0.6 billion.

Further information on the Solvency II capital position for the Group and The Prudential Assurance Company Limited is published annually in the Solvency and Financial Condition Reports. These were last published on the Group's website on 18 May 2017.

Analysis of movement in Group capital position

A summary of the estimated movement in Group Solvency II surplus from £12.5 billion at year end 2016 to £13.3 billion at year end 2017 is set out in the table below. The movement from the Group Solvency II surplus at 31 December 2015 to the Solvency II surplus at 31 December 2016 is included for comparison.

Analysis of movement in Group shareholder surplus	Full year 2017	Full year 2016

	Surplus £bn	Surplus £bn
Estimated Solvency II surplus at beginning of period	12.5	9.7
Underlying operating experience	3.2	2.3
Management actions	0.4	0.4

Operating experience	3.6	2.7

Non-operating experience (including market movements)	(0.6)	(1.1)
Other capital movements
Subordinated debt issuance / redemption	(0.2)	1.2
Foreign currency translation impacts	(0.7)	1.6
Dividends paid	(1.2)	(1.3)
Model changes	(0.1)	(0.3)
Estimated Solvency II surplus at end of period	13.3	12.5

The estimated movement in Group Solvency II surplus over 2017 is driven by:

–
Operating experience of £3.6 billion: generated by in-force business and new business written in 2017, after allowing for amortisation of the UK transitional and the impact of one-off management optimisations implemented over the period;

–
Non-operating experience of £(0.6) billion: resulting mainly from the impact of US tax reform and market movements during 2017, after allowing for the recalculation of the UK transitional at the valuation date;

–
Other capital movements: comprising a loss from foreign currency translation, the net impact of debt raised offset by debt redeemed during 2017 and a reduction in surplus from payment of dividends; and

–
Model changes: reflecting minor calibration changes made to the internal model during 2017.

Analysis of Group Solvency Capital Requirements

The split of the Group's estimated Solvency Capital Requirement by risk type including the capital requirements in respect of Jackson's risk exposures based on 150 per cent of US Risk Based Capital requirements (Company Action Level) but with no diversification between Jackson and the rest of the Group, is as follows:

	31 Dec 2017		31 Dec 2016
Split of the Group's estimated Solvency Capital Requirements	% of undiversified Solvency Capital Requirements	% of diversified Solvency Capital Requirements	% of undiversified Solvency Capital Requirements	% of diversified Solvency Capital Requirements

Market	57%	71%	55%	68%
Equity	14%	23%	12%	19%
Credit	24%	38%	25%	41%
Yields (interest rates)	13%	7%	13%	7%
Other	6%	3%	5%	1%
Insurance	26%	21%	28%	23%
Mortality/morbidity	5%	2%	5%	2%
Lapse	14%	17%	16%	19%
Longevity	7%	2%	7%	2%
Operational/expense	11%	7%	11%	7%
FX translation	6%	1%	6%	2%

Reconciliation of IFRS equity to Group Solvency II Shareholder Own Funds

Reconciliation of IFRS equity to Group Solvency II Shareholder Own Funds	31 Dec 2017	31 Dec 2016

	£bn	£bn
IFRS shareholders' equity	16.1	14.7
Restate US insurance entities from IFRS onto local US statutory basis	(3.0)	(2.2)
Remove DAC, goodwill and intangibles	(4.0)	(3.8)
Add subordinated debt	5.8	6.3
Impact of risk margin (net of transitionals)	(3.9)	(3.4)
Add value of shareholder transfers	5.3	4.0
Liability valuation differences	12.1	10.5
Increase in net deferred tax liabilities resulting from liability valuation differences above	(1.6)	(1.3)
Other	(0.4)	0.0

Estimated Solvency II Shareholder Own Funds	26.4	24.8

The key items of the reconciliation as at 31 December 2017 are:

–
£3.0 billion represents the adjustment required to the Group's shareholders' funds in order to convert Jackson's contribution from an IFRS basis to the local statutory valuation basis. This item also reflects a derecognition of Own Funds of £0.8 billion, equivalent to the value of 100 per cent of Risk Based Capital requirements (Company Action Level), as agreed with the Prudential Regulation Authority;

–
£4.0 billion due to the removal of DAC, goodwill and intangibles from the IFRS balance sheet;

–
£5.8 billion due to the addition of subordinated debt which is treated as available capital under Solvency II but as a liability under IFRS;

–
£3.9 billion due to the inclusion of a risk margin for UK and Asia non-hedgeable risks, net of £2.3 billion from transitional measures (after allowing for recalculation of the transitional measures as at 31 December 2017) which are not applicable under IFRS;

–
£5.3 billion due to the inclusion of the value of future shareholder transfers from with-profits business (excluding the shareholders' share of the with-profits estate, for which no credit is given under Solvency II), which is excluded from the determination of the Group's IFRS shareholders' funds;

–
£12.1 billion due to differences in insurance valuation requirements between Solvency II and IFRS, with Solvency II Own Funds partially capturing the value of in-force business which is excluded from IFRS;

–
£1.6 billion due to the impact on the valuation of net deferred tax liabilities resulting from the liability valuation differences noted above; and

–
£0.4 billion due to other items, including the impact of revaluing loans, borrowings and debt from IFRS to Solvency II.

Sensitivity analysis

The estimated sensitivity of the Group shareholder Solvency II capital position to significant changes in market conditions is as follows:

	31 Dec 2017		31 Dec 2016
Impact of market sensitivities	Surplus	Ratio	Surplus	Ratio

	£bn		£bn
Base position	13.3	202%	12.5	201%
Impact of:
20% instantaneous fall in equity markets	0.7	9%	0.0	3%
40% fall in equity markets(1)	(2.1)	(11)%	(1.5)	(7)%
50 basis points reduction in interest rates(2)(3)	(1.0)	(14)%	(0.6)	(9)%
100 basis points increase in interest rates(3)	1.2	21%	1.0	13%
100 basis points increase in credit spreads(4)	(1.4)	(6)%	(1.1)	(3)%

(1)
Where hedges are dynamic, rebalancing is allowed for by assuming an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four-week period.
(2)
Subject to a floor of zero.
(3)
Allowing for further transitional recalculation after the interest rate stress.
(4)
US Risk Based Capital solvency position included using a stress of 10 times expected credit defaults.

The Group believes it is positioned to withstand significant deteriorations in market conditions and we continue to use market hedges to manage some of this exposure across the Group, where we believe the benefit of the protection outweighs the cost. The sensitivity analysis above allows for predetermined management actions and those taken to date, but does not reflect all possible management actions which could be taken in the future.

UK Solvency II capital position1,2

On the same basis as above, the estimated shareholder Solvency II surplus for The Prudential Assurance Company Limited ('PAC') and its subsidaries2 at 31 December 2017 was £6.1 billion, after allowing for recalculation of transitional measures as at 31 December 2017. This relates to shareholder-backed business including future with-profits shareholder transfers, but excludes the shareholders' share of the estate in line with Solvency II requirements.

Estimated UK shareholder Solvency II capital position*	31 Dec 2017	31 Dec 2016

	£bn	£bn
Own Funds	14.0	12.0
Solvency Capital Requirement	7.9	7.4
Surplus	6.1	4.6
Solvency ratio	178%	163%

*
The UK shareholder capital position excludes the contribution to Own Funds and the Solvency Capital Requirement from ring-fenced with-profits funds and staff pension schemes in surplus. The solvency positions include management's estimate of UK transitional measures reflecting operating and market conditions at each valuation date. An application to recalculate the transitional measures as at 31 December 2017 has been approved by the Prudential Regulation Authority.

While there is a large surplus in the UK with-profits funds, this is ring-fenced from the shareholder balance sheet and is therefore excluded from both the Group and the UK shareholder Solvency II surplus results. The estimated UK with-profits funds Solvency II surplus at 31 December 2017 was £4.8 billion, after allowing for recalculation of transitional measures as at 31 December 2017.

Estimated UK with-profits Solvency II capital position*	31 Dec 2017	31 Dec 2016

	£bn	£bn
Own Funds	9.6	8.4
Solvency Capital Requirement	4.8	4.7
Surplus	4.8	3.7
Solvency ratio	201%	179%

*
The solvency positions include management's estimate of UK transitional measures reflecting operating and market conditions at each valuation date. An application to recalculate the transitional measures as at 31 December 2017 has been approved by the Prudential Regulation Authority.

Reconciliation of UK with-profits IFRS unallocated surplus to Solvency II Own Funds1

A reconciliation between the IFRS unallocated surplus and Solvency II Own Funds for UK with-profits business is as follows:

Reconciliation of UK with-profits funds	31 Dec 2017	31 Dec 2016

	£bn	£bn
IFRS unallocated surplus of UK with-profits funds	13.5	11.7
Adjustments from IFRS basis to Solvency II
Value of shareholder transfers	(2.7)	(2.3)
Risk margin (net of transitional)	(0.7)	(0.7)
Other valuation differences	(0.5)	(0.3)
Estimated Solvency II Own Funds	9.6	8.4

Annual regulatory reporting

The Group will publish its Solvency and Financial Condition Report and related quantitative templates no later than 17 June 2018. The templates will require us to combine the Group shareholder solvency position with those of all other ring-fenced funds across the Group. In combining these solvency positions, the contribution to own funds from these ring-fenced funds will be set equal to their aggregate Solvency Capital Requirements, estimated at £6.6 billion (ie the solvency surplus in these ring-fenced funds will not be captured in the templates). There will be no impact on the reported Group Solvency II surplus.

Notes

1
The UK with-profits capital position includes the PAC with-profits sub-fund, the Scottish Amicable Insurance Fund and the Defined Charge Participating Sub-Fund.
2
The insurance subsidiaries of PAC are Prudential General Insurance Hong Kong Limited, Prudential Hong Kong Limited, Prudential International Assurance plc and Prudential Pensions Limited.

II(f) Foreign currency source of key metrics

The table below shows the Group's key IFRS metrics analysis by contribution by currency group:

	Group IFRS pre-tax operating profit %notes(2)(3)	Group IFRS shareholders' funds %notes(2)(3)

US dollar linkednote(1)	24%	21%
Other Asia currencies	18%	16%

Total Asia	42%	37%
UK sterlingnotes(2)(3)	11%	50%
US dollarnote(3)	47%	13%

Total	100%	100%

  Notes

(1)
US dollar linked comprise the Hong Kong and Vietnam operations where the currencies are pegged to the US dollar and the Malaysia and Singapore operations where the currencies are managed against a basket of currencies including the US dollar.
(2)
For operating profit and shareholders' funds, UK sterling includes amounts in respect of M&G Prudential and other operations (including central operations, Africa operations and Prudential Capital). Operating profit for central operations includes amounts for corporate expenditure for Group Head Office as well as Asia Regional Head Office which is incurred in HK dollars.
(3)
For shareholders' funds, the US dollar grouping includes US dollar denominated core structural borrowings. Sterling operating profits include all interest payable as sterling denominated, reflecting interest rate currency swaps in place.

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
4.1	M&G Executive Long-Term Incentive Plan(3), Prudential Long-Term Incentive plan(9), Prudential Deferred Annual Incentive Plan(9), Prudential plc 2016 Recruitment Plan.
4.2	Executive Directors' Service Contracts:
Mark FitzPatrick
John Foley(6)
Nic Nicandrou(5)
Anne Richards(10)
Barry Stowe(2)
James Turner
Michael Wells(10)
4.3	Other benefits between Prudential Group and Executive Directors:
Mark FitzPatrick
John Foley(6)
Nic Nicandrou(5)
Anne Richards(11)
Barry Stowe(2)
James Turner
Michael Wells(6)
4.4	Chairman's Letter of Appointment(8) / Extension(10)
4.5	Other benefits between Prudential and the Chairman(8)
4.6	Non-executive Directors' Letters of Appointment:
Sir Howard Davies
David Law
Kaikhushru Nargolwala
Anthony Nightingale
Philip Remnant
Alice Schroeder
Lord Turner
Thomas Watjen

Exhibit Number	Description
4.7	Other benefits between the Prudential Group and the Non-executive Directors
Sir Howard Davies(6)
David Law(10)
Kaikhushru Nargolwala(7)
Anthony Nightingale(9)
Philip Remnant(8)
Alice Schroeder(9)
Lord Turner(10)
Thomas Watjen
6.	Statement re computation of per share earnings (set forth in Note B5 to the consolidated financial statements included in this Form 20-F).
8.	Subsidiaries of Prudential (set forth in Note D6 to the consolidated financial statements included in this Form 20-F).
12.1	Certification of Prudential plc's Group Chief Executive pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2	Certification of Prudential plc's Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1	Annual certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	Consent of KPMG LLP.
15.1	Prudential's Code of Business Conduct.(6)

(1)
As previously filed with the Securities and Exchange Commission on 22 June 2000 as an exhibit to Prudential's Form F-6 (in paper format).
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
(8)
As previously filed with the Securities and Exchange Commission on 16 April 2013 as an exhibit to Prudential's Form 20-F.
(9)
As previously filed with the Securities and Exchange Commission on 8 April 2014 as an exhibit to Prudential's Form 20-F.
(10)
As previously filed with the Securities and Exchange Commission on 7 April 2016 as an exhibit to Prudential's Form 20-F.
(11)
As previously filed with the Securities and Exchange Commission on 24 March 2017 as an exhibit to Prudential's Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

PRUDENTIAL PLC
22 March 2018	By:	/s/ MIKE WELLS
	Name:	Mike Wells
	Title:	Group Chief Executive