Form 20-F/A
period 2017-12-31
PRUDENTIAL PLC
filed 2018-03-28
CIK 1116578

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on 28 March 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

Explanatory Note

This Amendment No. 1 to the Annual Report on Form 20-F of Prudential plc for the year ended 31 December 2017 (the "2017 20-F"), which was filed with the Securities and Exchange Commission on 22 March 2018, is being filed solely to furnish Exhibit 101 in accordance with Rule 405 of Regulation S-T. Exhibit 101, which contains interactive data files in eXtensible Business Reporting Language (XBRL), was not previously filed with the 2017 20-F due to the 30-day grace period for initial interactive data submission.

Except as described above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any information set forth in the 2017 20-F or reflect any events that occurred subsequent to the filing of the 2017 20-F on 22 March 2018.

Exhibits

Documents filed as exhibits to this Amendment No. 1 to Form 20-F:

Exhibit Number	Description
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

 SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this Amendment No. 1 to Form 20-F and that it has duly caused and authorised the undersigned to sign this Amendment No. 1 on its behalf.

PRUDENTIAL PLC
28 March 2018	By:	/s/ Mark FitzPatrick
	Name:	Mark FitzPatrick
	Title:	Chief Financial Officer

QuickLinks

  Explanatory Note
  Exhibits
SIGNATURES