Form 20-F
period 2018-12-31
PRUDENTIAL PLC
filed 2019-03-22
CIK 1116578

Use these links to rapidly review the document

TABLE OF CONTENTS 2
TABLE OF CONTENTS 3
TABLE OF CONTENTS 4
TABLE OF CONTENTS 5

As filed with the Securities and Exchange Commission on 22 March 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2018
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

Rebecca Wyatt
Director of Group Financial Accounting & Reporting
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

None

The number of outstanding shares of each of the issuer's classes of capital or common stock as of 31 December 2018 was:

2,593,044,409 Ordinary Shares, 5 pence par value each

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

Yes   X          No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

Yes               No   X

*
Not for trading, but only in connection with the registration of American Depositary Shares.

CROSS REFERENCES TO FORM 20-F REQUIREMENTS

Item	20-F Form Requirements	Section in this Annual Report on Form 20-F	Page

Item 1	Identity of Directors, Senior Management and Advisers	n/a

Item 2	Offer Statistics and Expected Timetable	n/a

Item 3	Key Information

	Selected financial data	• Selected Historical Financial Information	9
		• Dividend Data	227
		• EEV Basis, New Business Results and Free Surplus Generation	85

	Capitalisation and indebtedness	n/a

	Reasons for the offer and use of proceeds	n/a

	Risk Factors	Risk Factors	217

Item 4	Information on the Company

	History and development of the company	• Company Address and Agent • Significant Subsidiaries • Group at A Glance	212 212 7

	Business overview	• Our Business Segments	17
		• Competition	41
		• Sources	42
		• Supervision and Regulation of Prudential	109
		• Investments	212

	Organisational structure	• Group at A Glance	7
		• Significant Subsidiaries	212

	Property, plants and equipment	Description of Property – Corporate property	214

Item 4A	Unresolved Staff Comments	n/a

Item 5	Operating and Financial Review and Prospects

	Operating results	• Summary of Operating and Financial Review and Prospects	11
		• IFRS Critical Accounting Policies	44
		• Summary of Consolidation of Results and Basis of Preparation of Analysis	45
		• Explanation of Movements in Profit after Tax and Profit before Shareholder Tax by Reference to the Basis Applied for Segmental Disclosure	46
		• Basis of Performance Measures	52
		• Explanation of Movements in Profit before Shareholder Tax by Nature of Revenue and Charges	73

	Liquidity and capital resources	• Explanation of Performance and Other Financial Measures	59
		• Additional Information on Liquidity and Capital Resources	85
		• Note D5 to the Consolidated Financial Statements	379

Item	20-F Form Requirements	Section in this Annual Report on Form 20-F	Page

	Research and development, patents and licenses, etc	n/a

	Trend information	• Summary of Operating and Financial Review and Prospects	11
		• Explanation of Performance and Other Financial Measures	59

	Off-balance-sheet arrangements	Notes D2 and D5 to the Consolidated Financial Statements	378, 379

	Tabular disclosure of contractual obligations	Contractual obligations	87

	Safe harbour	Forward-looking statements	6

Item 6	Directors, Senior Management and Employees

	Directors and senior management	Board of Directors	126

	Compensation	Compensation and employees: • Summary of the current Directors' remuneration policy • Annual report on remuneration • Supplementary information	176 176 181 207

	Board Practices	• Board Practices	133
		• Governance Committees	145

	Employees	Employees	211

	Share ownership	Share ownership	210

Item 7	Major Shareholders and Related Party Transactions

	Major shareholders	Major Shareholders	228

	Related party transactions	Note D4 to the Consolidated Financial Statements	379

	Interests of Experts and Counsel	n/a

Item 8	Financial Information

	Consolidated statements and other financial Information	• Financial Statements • Intellectual Property • Legal Proceedings	238 216 216

	Significant changes	n/a

Item 9	The Offer and Listing	Listing Information	235

Item 10	Additional Information

	Share capital	Memorandum and Articles of Association	170

	Memorandum and Articles of Association	Memorandum and Articles of Association	170

	Material contracts	Material contracts	229

	Exchange controls	Exchange controls	229

	Taxation	Taxation	229

	Dividends and paying agents	n/a

	Statement by experts	n/a

	Documents on display	Documents on Display	234

	Subsidiary information	n/a

Item	20-F Form Requirements	Section in this Annual Report on Form 20-F	Page

Item 11	Quantitative and Qualitative Disclosures about Market Risk	• Group Risk Framework • Note C7 to the Consolidated Financial Statements	89 350

Item 12	Description of Securities Other than Equity Securities	Description of Securities Other than Equity Securities	235

Item 13	Defaults, Dividend Arrearages and Delinquencies	n/a

Item 14	Material Modifications to the Rights of Security Holders	n/a

Item 15	Controls and Procedures	Controls and Procedures	234

Item 16A	Audit Committee Financial Expert	Audit Committee Financial Expert	168

Item 16B	Code of Ethics	Code of Ethics	175

Item 16C	Principal Accountant Fees and Services	Principal Accountant Fees and Services	236

Item 16D	Exemptions from the Listing Standards for Audit Committees	n/a

Item 16E	Purchases of Equity Securities by Prudential plc and Affiliated Purchasers	Purchases of Equity Securities by Prudential plc and Affiliated Purchasers	236

Item 16F	Change in Registrant's Certifying Accountant	n/a

Item 16G	Corporate Governance	Differences between Prudential's Governance Practice and the NYSE Corporate Governance Rules	168

Item 17	Financial Statements	n/a

Item 18	Financial Statements	Financial Statements	238

Item 19	Exhibits	Exhibits	441

As used in this document, unless the context otherwise requires, the terms 'Prudential', the 'Group', 'we', 'us' and 'our' each refer to Prudential plc, together with its subsidiaries, while the terms 'Prudential plc', the 'Company' or the 'parent company' each refer to 'Prudential plc'.

This 2018 Annual Report may include references to our website. Information on our website or any other website referenced in the Prudential 2018 Annual Report is not incorporated into this Form 20-F and should not be considered to be part of the Form 20-F. We have included any website as an inactive textual reference only.

v

FORWARD-LOOKING STATEMENTS

This document may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations and including, without limitation, statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, the timing, costs and successful implementation of the demerger of the M&GPrudential business; the future trading value of the shares of Prudential plc and the trading value and liquidity of the shares of the to-be-listed M&GPrudential business following such demerger; future market conditions, including fluctuations in interest rates and exchange rates, the potential for a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives; the political, legal and economic effects of the UK's decision to leave the European Union; the impact of continuing designation as a Global Systemically Important Insurer or 'G-SII'; the impact of competition, economic uncertainty, inflation and deflation; the effect on Prudential's business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of internal projects and other strategic actions failing to meet their objectives; disruption to the availability, confidentiality or integrity of Prudential's IT systems (or those of its suppliers); the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal and regulatory actions, investigations and disputes. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading of this document, as well as under the 'Risk Factors' heading of any subsequent Prudential Half Year Financial Report furnished to the US Securities and Exchange Commission on Form 6-K.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations. Prudential may also make or disclose written and/or oral forward-looking statements in reports filed with or furnished to the US Securities and Exchange Commission, the UK Prudential Regulation Authority and UK Financial Conduct Authority or other regulatory authorities, as well as in its annual report and accounts to shareholders, periodic financial reports to shareholders, proxy statements, offering circulars, registration statements, prospectuses and, prospectus supplements, press releases and other written materials and in oral statements made by directors, officers or employees of Prudential to third parties, including financial analysts. All such forward-looking statements are qualified in their entirety by reference to the factors discussed under the 'Risk Factors' heading of this document, as well as under the 'Risk Factors' heading of any subsequent filing Prudential makes with the US Securities and Exchange Commission, including any subsequent Half Year Financial Report on Form 6-K. These factors are not exhaustive as Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business.

SUMMARY OF OUR BUSINESS

Group at A Glance

Prudential is an international financial services group serving over 26 million customers and with £657 billion of assets under management (as at 31 December 2018). Prudential plc is incorporated in England and Wales and its ordinary shares are listed on the stock exchanges in London, Hong Kong and Singapore, and its American Depository Receipts (ADRs) are listed on the New York Stock Exchange. Prudential plc is the parent company of the Prudential group (the 'Prudential Group', 'Prudential' or the 'Group'). Prudential is not affiliated in any manner with Prudential Financial, Inc. or its subsidiary, The Prudential Insurance Company of America, whose principal place of business is in the US.

We meet the long-term savings and protection needs of a growing middle-class and ageing population. We focus on markets where the need for our products is strong and growing and we use our capabilities, footprint and scale to meet that need. In 2018, the Group announced its intention to demerge its UK and Europe business, M&GPrudential, from Prudential plc, which will result in two separately listed companies, with different investment characteristics and opportunities. We have always been clear about the importance of creating optionality in our corporate structure, and decided to exercise one of those options in the interest of both the businesses and all of our stakeholders.

Our purpose

Prudential helps people de-risk their lives and deal with their biggest financial concerns.

Our strategy

Our strategy is to capture the long-term structural opportunities within our markets, operating with discipline and enhancing capabilities through innovation to deliver high-quality resilient outcomes for our customers.

We aim to do this by:

  •
  Serving the protection and investment needs of the growing middle class in Asia;
  •
  Providing asset accumulation and retirement income products to US baby boomers;
  •
  Offering products to new customers in Africa, one of the fastest-growing regions in the world; and
  •
  Meeting the savings and retirement needs of an ageing UK and continental European population.

We aim to generate attractive returns enabling us to provide financial security to our customers and deliver sustainable growth for our shareholders. Following rigorous review, we believe that this long-term strategy is best served through the intended demerger of M&GPrudential. The demerger will enable both businesses to continue to deliver on our customer and stakeholder commitments, but without the requirement to compete for resources and capital internally.

Prudential plc	Structural growth over the last two decades has allowed our non-European business to reach the scale where it has the ability to self-fund its own long-term goals through disciplined capital allocation. Prudential plc has a diversified, but highly complementary, portfolio of businesses with access to the world's largest and fastest-growing markets.

Asia – Prudential Corporation Asia	Prudential Corporation Asia has leading insurance and asset management operations across 14 markets which serve the families of the region's high potential economies. We have been operating in Asia for over 90 years and have built high-performing businesses with multichannel distribution, a product portfolio centred on regular savings and protection, award-winning customer service and a widely recognised brand.

Eastspring Investments is a leading asset manager in Asia and provides investment solutions across a broad range of asset classes.

United States – Jackson	Jackson provides retirement savings and income strategies aimed at the large number of people approaching retirement in the United States. Jackson's pursuit of excellence in product innovation and distinctive distribution capabilities has helped us forge a solid reputation for meeting the needs of customers. Jackson's variable annuities offer a distinct retirement solution designed to provide a variety of investment choices to help customers pursue their financial goals.

Africa	We entered Africa in 2014, to offer products to new customers in one of the fastest-growing regions in the world. We aim to provide products that help our customers to live longer and healthier lives, and save to improve future choices for them and their families.

UK and Europe – M&GPrudential	The formation of M&GPrudential, the joining of two well recognised brands with a strong track record, has created a leading savings and investment business, ideally positioned to target growing customer demand for financial solutions in the UK and Europe.

With over 6 million clients across 29 markets and £321 billion[1] in assets under management, M&GPrudential's vision is a business built for the customer which is simple, efficient, digitally enabled, capital-light, fast-growing and, above all, focused on delivery.

The combined business benefits from two strong complementary brands, a world-class investment capability, international distribution and a robust capital position.

[1] Represents M&GPrudential asset management external funds under management and internal funds included on the M&GPrudential long-term insurance balance sheet.

Demerger update

Creating two leading companies

We are aiming to create two separately listed companies with distinct investment prospects, capital allocation priorities and customer needs.

M&GPrudential, one of the leading savings and investments businesses in the UK and Europe, will be an independent, capital-efficient business, headquartered and premium-listed in London.

Prudential plc will continue to combine the exciting growth potential of our Asia, US and Africa businesses, as a leading international insurance and asset management group. We will also remain headquartered and premium listed in London.

Frequently asked questions

What is the rationale for the demerger?

Following separation, M&GPrudential will have more control over its business strategy and capital allocation. This will enable it to play a greater role in developing the savings and retirement markets in the UK and Europe through two of the financial sector's most trusted brands, M&G and Prudential, while Prudential plc will be able to focus on the attractive returns and growth potential of its market-leading businesses in Asia and the US.

Will the businesses stay in the UK?

Both businesses will be headquartered in the UK, and premium-listed on the London Stock Exchange. We expect both businesses will meet the criteria for inclusion in the FTSE 100 index.

How are we progressing?

In preparation for the demerger, we have already completed a number of key steps, including:

  •
  We announced that the Hong Kong Insurance Authority would be the Group-wide supervisor after the demerger of M&GPrudential;
  •
  We raised £1.6 billion of debt in September 2018. This debt issuance contained a substitution clause, allowing us to substitute M&GPrudential for Prudential plc as the issuer;
  •
  We established a new holding company for M&GPrudential and completed the transfer of the legal ownership of The Prudential Assurance Company Limited and M&G Group Limited to this company;
  •
  We announced the independent Chair of M&GPrudential in October 2018; and
  •
  We completed the transfer of the legal ownership of our Hong Kong insurance subsidiaries from The Prudential Assurance Company Limited (M&GPrudential's UK-regulated insurance entity) to Prudential Corporation Asia Limited.

When will it happen?

We are making good progress on the workstreams to enable the legal, operational and financial separation of the businesses and we are committed to delivery with best execution. We will provide more details on timing when it is appropriate to do so.

What will happen to your shares?

Shareholders will retain their shares in Prudential plc and, if the demerger completes, receive shares in a separately listed M&GPrudential.

Selected Historical Financial Information

The following table sets forth selected consolidated financial data for Prudential for the periods indicated. Certain data is derived from Prudential's audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU). EU-endorsed IFRS may differ from IFRS as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. As at 31 December 2018, there were no unendorsed standards effective for the years presented below which impact the consolidated financial information of Prudential and there were no differences between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to Prudential. Accordingly, the selected consolidated financial data presented below that is derived from Prudential's audited consolidated financial statements is derived from audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB. This table is only a summary and should be read in conjunction with Prudential's consolidated financial statements and the related notes included elsewhere in this document, together with the disclosures in the 'Financial Review' section.

Income statement data

	2018 $m(1)	2018 £m	2017 £m	2016 £m	2015 £m	2014 £m

Gross premiums earned	60,272	47,224	44,005	38,981	36,663	32,832
Outward reinsurance premiums	(17,898)	(14,023)	(2,062)	(2,020)	(1,157)	(799)

Earned premiums, net of reinsurance	42,374	33,201	41,943	36,961	35,506	32,033
Investment return	(13,099)	(10,263)	42,189	32,511	3,304	25,787
Other income(8)	2,544	1,993	2,258	2,246	2,356	2,137

Total revenue, net of reinsurance	31,819	24,931	86,390	71,718	41,166	59,957

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(16,041)	(12,568)	(72,532)	(59,366)	(29,656)	(50,169)
Acquisition costs and other expenditure(8)	(11,302)	(8,855)	(9,993)	(8,724)	(8,069)	(6,583)
Finance costs: interest on core structural borrowings of shareholder-financed businesses	(523)	(410)	(425)	(360)	(312)	(341)
(Loss) gain on disposal of businesses and corporate transactions	(102)	(80)	223	-	(46)	(13)
Re-measurement of the sold Korea life business	-	-	5	(238)	-	-

Total charges, net of reinsurance and (loss) gain on disposal of businesses	(27,968)	(21,913)	(82,722)	(68,688)	(38,083)	(57,106)

Share of profits from joint ventures and associates, net of related tax	371	291	302	182	238	303

Profit before tax (being tax attributable to shareholders' and policyholders' returns)(2)	4,222	3,309	3,970	3,212	3,321	3,154
Tax credit (charges) attributable to policyholders' returns	416	326	(674)	(937)	(173)	(540)

Profit before tax attributable to shareholders	4,638	3,635	3,296	2,275	3,148	2,614
Tax (charges) attributable to shareholders' returns	(794)	(622)	(906)	(354)	(569)	(398)

Profit for the year	3,844	3,013	2,390	1,921	2,579	2,216

Statement of financial position data	2018 $m(1)	2018 £m	2017 £m	2016 £m	2015 £m	2014 £m

Total assets	649,184	508,645	493,941	470,498	386,985	369,204
Total policyholder liabilities and unallocated surplus of with-profits funds	542,614	425,146	428,194	403,313	335,614	321,989
Core structural borrowings of shareholder-financed businesses	9,782	7,664	6,280	6,798	5,011	4,304
Total liabilities	627,148	491,378	477,847	455,831	374,029	357,392
Total equity	22,038	17,267	16,094	14,667	12,956	11,812

Other data	2018	2018	2017	2016	2015	2014

Based on profit for the year attributable to the equity holders of the Company:
Basic earnings per share	149.2¢	116.9p	93.1p	75.0p	101.0p	86.9p
Diluted earnings per share	149.1¢	116.8p	93.0p	75.0p	100.9p	86.8p
Dividend per share declared and paid in reporting period(5)
Interim ordinary dividend/final ordinary dividend	61.5¢	48.17p	45.07p	39.40p	38.05p	35.03p
Equivalent cents per share(6)		64.33¢	59.28¢	55.21¢	59.11¢	58.44¢
Special dividend				10.00p
Equivalent cents per share(6)				14.51¢
Market price per share at end of period(7)	1,789.4 ¢	1,402.0p	1,905.5p	1,627.5p	1,531.0p	1,492.0p
Weighted average number of shares (in millions)		2,575	2,567	2,560	2,553	2,549

New business:
Single premium sales(3)	39,720	31,121	31,965	27,841	27,687	24,296
New regular premium sales(3)(4)	4,710	3,690	3,762	3,536	2,697	2,107
Funds under management	838,912	657,300	669,300	602,300	508,600	496,000

Notes

(1)
Amounts stated in US dollars in the 2018 US dollar column have been translated from pounds sterling at the rate of $1.2763 per £1.00 (the noon buying rate in New York City on 31 December 2018).

(2)
This measure is the formal profit (loss) before tax measure under IFRS but is not the result attributable to shareholders. See 'Presentation of results before tax' in note A3.1(b) to Prudential's consolidated financial statements for further explanation.

(3)
The new business premiums in the table shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders (see the 'EEV Basis, New Business Results and Free Surplus Generation' section of this document). The amounts shown are not, and are not intended to be, reflective of premium income recorded in the IFRS income statement. Internal vesting business is classified as new business where the contracts include an open market option.

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

(5)
Under IFRS, dividends declared or approved after the balance sheet date in respect of the prior reporting period are treated as a non-adjusting event. The appropriation reflected in the statement of changes in equity, therefore, includes dividend in respect of the prior year that was declared or approved after the balance sheet date of the prior reporting period. Parent company dividends relating to the reporting period were a first interim ordinary dividend of 15.67p per share in 2018 (2017: 14.50p, 2016: 12.93p), a second interim ordinary dividend of 33.68p per share in 2018 (2017: 32.50p, 2016: 30.57p).

(6)
The dividend per share has been translated into US dollars at the noon buying rate in New York City on the date each payment was made.

(7)
Market prices presented are the closing prices of the shares on the London Stock Exchange on the last day of trading for each indicated period.

(8)
The 2014 to 2017 comparative results have been re-presented from those previously published for deduction of certain expenses against revenue following the adoption of IFRS 15. See note A2 to the consolidated financial statements for further details.

 Summary Overview of Operating and Financial Review and Prospects

The following summary discussion and analysis should be read in conjunction with Prudential's consolidated financial statements and the related notes for the year ended 31 December 2018 included in this document.

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

We have delivered another year of positive financial performance across the Group. Through the combination of our consistent strategy, our diversified portfolio of businesses and our disciplined execution, we have continued to produce high-quality earnings and deliver consistent returns for our investors and good outcomes for all our stakeholders.

Our purpose is to help people de-risk their lives and deal with their biggest financial concerns. Whether they are starting a family, saving for a child's education or planning for old age, we provide them with the freedom to face the future with confidence through our long-term savings and protection products, retirement income solutions and asset management capabilities. At the same time, we invest our customers' savings in the real economy, helping to drive the cycle of growth and build stronger communities.

We serve this purpose through our clear, consistent strategy, which is focused on long-term structural trends and gives us unrivalled access to the world's largest and fastest-growing markets. In Asia, our distinguished brand, extensive footprint and broad product and distribution reach across 14 markets leaves us well positioned to serve the health, protection and savings needs of the rapidly growing and increasingly affluent population. We are also a leading provider of retirement products in the US, where the number of people aged 65 and older is expected to grow from 55 million in 2020 to 72 million by 20301, and we are continuing to enhance our product set and distribution reach to capture the opportunity in this market. In the UK and Europe, where ageing populations provide growing demand for managed savings solutions, M&GPrudential is transforming itself to meet those needs in new ways. In Africa we are building a presence in one of the world's most under-penetrated insurance markets, with operations in five markets.

We are continuing to develop our product offering and improve our capabilities in order to meet the needs of customers in all these markets. Across our businesses, we are listening to our customers and creating new and better products in response to their changing needs. At the same time, we are constantly upgrading our capabilities, including, by investing in digital technology that enables us to meet our customers' needs more quickly and efficiently.

In March 2018, we announced our intention to demerge M&GPrudential from the Group, in order to create two separately listed companies with distinct investment characteristics and opportunities. After the demerger, our shareholders will have shares in Prudential plc, which will be even better positioned to capture the structural opportunities ahead of us, and M&GPrudential, with greater freedom to deploy its capital where and how it likes to meet the changing needs of customers.

We are making good progress towards the demerger. On the structural side, we have established the holding company for M&GPrudential, and we have completed the first stages at the High Court of England and Wales for the transfer of part of the M&GPrudential annuity book to Rothesay. On the operational side, we are moving forward with separating the functions of the two businesses and building new ones to prepare M&GPrudential for its post-demerger future. We have also raised £1.6 billion of subordinated debt, with substitution clauses to be activated on demerger, supporting the capital rebalancing of the two businesses, and we continue to work with our regulators.

Currency volatility

As in previous years, we comment on our performance in local currency terms (expressed on a constant exchange rate basis) to show the underlying business trends in periods of currency movement. We have used this basis in discussions below for our Asian and US businesses to maintain comparability. Currency values in the countries in which we operate have fluctuated in the course of 2018.

Our approach to evaluating the financial performance of the Group is to present growth rates before the impact of the fluctuations in the value of sterling against local currencies in the US and Asia. In a period of currency volatility this approach allows a more meaningful assessment of underlying performance trends. This is because our businesses in the US and Asia receive premiums and pay claims in local currencies and are, therefore, not exposed to any cross-currency trading effects. To maintain comparability in the discussion below the same basis has been applied. Growth rates based on actual exchange rates are also shown in the financial tables presented in this report. Consistent with previous reporting periods, the assets and liabilities of our overseas businesses are translated at period-end exchange rates so the effect of currency movements has been fully incorporated within reported shareholders' equity.

The table below explains how the Group's profit after tax on an IFRS basis reconciles to profit before tax and the supplementary analysis (alternative performance measure) of adjusted IFRS operating profit based on longer-term investment returns. Further explanation on the determination of adjusted IFRS operating profit based on longer-term investment returns is provided in the 'Basis of Performance Measures' section. Further explanation on non-operating items is provided in the sub-section 'Non-operating items'. The table presents the 2017 results on both an actual exchange rate and constant exchange rate basis so as to eliminate the impact of exchange translation. Actual Exchange Rates (AER) are actual historical exchange rates for the specific accounting period, being the average rates over the period for the income statement and the closing rates for the balance sheet at the balance sheet date. Constant Exchange Rates (CER) results are calculated by translating prior period results using the current period foreign exchange rate ie current period average rates for the income statement and current period closing rates for the balance sheet.

IFRS Profit

	AER			CER		AER

	2018 £m	2017 £m	Change %	2017 £m	Change %	2016 £m

Profit after tax for the year attributable to shareholders	3,013	2,390	26%	2,317	30%	1,921
Tax charge attributable to shareholders' returns	622	906	(31)%	876	(29)%	354

Profit before tax attributable to shareholders	3,635	3,296	10%	3,193	14%	2,275
Non-operating items:

Losses from short-term fluctuations in investment returns on shareholder-backed businesses	558	1,563	(64)%	1,514	(63)%	1,678
Amortisation of acquisition accounting adjustments	46	63	(27)%	61	(25)%	76
Loss (gain) on disposal of businesses and corporate transactions	588	(223)	(364)%	(218)	(370)%	227

	1,192	1,403	(15)%	1,357	(12)%	1,981

Adjusted IFRS operating profit based on longer-term investment returns	4,827	4,699	3%	4,550	6%	4,256

Analysed into:
Asia	2,164	1,975	10%	1,898	14%	1,644
US	1,919	2,224	(14)%	2,146	(11)%	2,048
UK and Europe	1,634	1,378	19%	1,378	19%	1,253
Other income and expenditure	(890)	(878)	1%	(872)	2%	(689)

Adjusted IFRS operating profit based on longer-term investment returns	4,827	4,699	3%	4,550	6%	4,256

In the remainder of this section every time we comment on the performance of our businesses (except with respect to cash remittances), we focus on their performance measured in local currency (presented here by reference to percentage growth expressed on a CER basis) unless otherwise stated. In each such case, the performance of our businesses in AER terms is explained by the same factors discussed in the comments below and the impact of currency movements implicit in the CER data.

Our financial performance

Our financial performance in 2018 reflects our focus on high quality execution of our strategy, and is again led by our business in Asia.

Profit for the year after tax for 2018 is £3,013 million compared with £2,390 million for 2017 on an AER basis. The increase primarily reflects the movement in profit before tax attributable to shareholders, which has increased from a profit of £3,296 million in 2017 (on an AER basis) to a profit of £3,635 million in 2018 and a decrease in the tax charge attributable to shareholders from £906 million in 2017 to £622 million in 2018.

On an AER basis, the increase in the total profit before tax attributable to shareholders from £3,296 million in 2017 to £3,635 million in 2018 reflects an improvement in adjusted IFRS operating profit based on longer-term investment returns of £128 million or 3 per cent, and a £211 million reduction in non-operating losses, from a loss of £1,403 million to a loss of £1,192 million. The £211 million reduction in non-operating losses primarily comprises a £1,005 million favourable change in short-term fluctuations in investment returns (from negative £1,563 million in 2017 to negative £558 million in 2018) partially offset by a £811 million increase in gains and losses on disposal of businesses and corporate transactions (from a gain of £223 million in 2017 to a loss of £588 million in 2018). The improvement of £128 million in total adjusted IFRS operating profit based on longer term investment returns on an AER basis reflects an increase in Asia (from £1,975 million to £2,164 million) and the UK and Europe (from £1,378 million to £1,634 million), partially offset by a decrease in the US (from £2,224 million to £1,919 million) and other income and expenditure (from a loss of £878 million to a loss of £890 million). The increase of £128 million or 3 per cent in the Group adjusted IFRS operating profit based on longer-term investment returns includes a positive exchange translation impact of £149 million. Excluding the effect of currency volatility, on a CER basis, Group adjusted IFRS operating profit based on longer-term investment returns increased from £4,550 million to £4,827 million, 6 per cent higher than the equivalent amount in 2017.

Group adjusted IFRS operating profit based on longer-term investment returns3 was 6 per cent2 higher at £4,827 million (up 3 per cent on an actual exchange rate basis). Adjusted IFRS operating profit based on longer-term investment returns from our Asia life insurance and asset management businesses grew by 14 per cent2, reflecting continued broad-based business momentum across the region and high-quality sales, with over 85 per cent of operating income from our preferred sources of insurance income, fee income and with-profits. In the US, Jackson's total adjusted IFRS operating profit based on longer-term investment returns was 11 per cent2 lower, with higher fee income outweighed by an increase in market-related deferred acquisition costs (DAC) amortisation expense and the anticipated reduction in spread earnings. In the UK and Europe, M&GPrudential's total adjusted IFRS operating profit based on longer-term investment returns was 19 per cent higher than the prior year, which principally reflects the benefit from updated longevity assumptions and an 11 per cent4 increase in the shareholder transfer from the with-profits business, which includes a 30 per cent4 increase from PruFund.

The Group's capital generation is underpinned by our large and growing in-force business portfolio, and focus on profitable business with fast payback of capital invested. Cash remittances to the Group from business units were £1,732 million (2017: £1,788 million). The Group's overall performance supported a 5 per cent increase in the 2018 full year ordinary dividend to 49.35 pence per share.

The Group remains robustly capitalised, with a 2018 year-end shareholder Solvency II cover ratio5,6 of 232 per cent. Over the period, IFRS shareholders' funds increased by 7 per cent to £17.2 billion, reflecting profit after tax of £3,013 million (2017: £2,390 million on an actual exchange rate basis) and other movements that included dividend payments to shareholders of £1,244 million and favourable foreign exchange movements of £348 million.

In Asia, we have maintained our focus on value, whilst continuing to develop our capabilities and reach, which build scale and enhance quality. Our asset management business, Eastspring Investments, has continued to grow, with adjusted IFRS operating profit based on longer-term investment returns up 6 per cent2 to £182 million.

In the US, Jackson remains focused on providing financial security to increasing numbers of individuals approaching or in retirement, broadening its product range and extending its distribution network, including new relationships announced with State Farm, Envestnet and DPL Financial Partners. In 2018, higher charges for deferred acquisition costs amortisation, largely as a result of equity market movements in the year, contributed to Jackson's adjusted IFRS operating profit based on longer-term investment returns being 11 per cent lower. Jackson's hedging programmes performed as expected in the period of equity market weakness experienced towards the end of 2018, contributing to an increased risk-based capital ratio at year-end of 458 per cent (2017: 409 per cent).

In the UK and Europe, both our life and asset management businesses performed well in 2018, with adjusted IFRS operating profit based on longer-term investment returns 19 per cent higher driven by a number of items that are not expected to recur at the same level including the effect from updated longevity assumptions. Our core PruFund proposition continues to perform well, with net inflows of £8.5 billion and the PruFund contribution to shareholder adjusted IFRS operating profit based on longer-term investment returns increasing 30 per cent to £55 million. M&GPrudential asset management saw net outflows of £9.9 billion from external clients, including the expected redemption of a single £6.5 billion low margin institutional mandate. Overall

M&GPrudential assets under management7 were £321 billion (2017: £351 billion), reflecting net outflows at M&GPrudential asset management and the impact of the £12 billion annuity reinsurance agreement announced in March 2018.

Our financial Key Performance Indicators (KPIs) continue to reflect the outcome of the Group's strategy. Our Asia life businesses are driven by growth in our recurring premium base and focus on health and protection business. Elsewhere we are benefiting from our prioritisation of fee-generating products across our Asia asset management, US variable annuity and UK and European savings and investment activities.

A clear and proven strategy

Our clear, proven strategy is key to our long-term positive performance, and is focused on strong and growing opportunities in Asia, the US, the UK and Europe and our nascent markets in Africa.

In Asia, a large and increasingly wealthy population with low levels of insurance and asset management coverage is creating a huge and fast-growing market for our health, protection and savings products. Asia is driving global growth, with average annual GDP growth in our Asia life markets of 10.4 per cent in the decade to 20178, compared with just 1.9 per cent for the rest of the world8. Furthermore, despite potential headwinds, between 2017 and 2023 Asia is expected to deliver 39 per cent of the world's GDP growth8. This is creating a rapidly growing middle class in the Asia region, which is expected to double by 2030 to reach 3.5 billion people9. At the same time, insurance penetration in Asia is just 2.7 per cent of GDP10, compared with 7.2 per cent in the UK10, leaving the region vastly under-insured with an estimated mortality protection gap of US$40 trillion11 and a health and protection gap of US$1.8 trillion12. Similarly, mutual fund penetration in Asia is only 12 per cent13, compared with 96 per cent in the US13, whilst 65 per cent of wealth in Asia is held in cash14. With private financial wealth in the region growing by US$5 trillion per year14, there is considerable latent demand for our savings solutions. These structural drivers of growth are expected to persist for many years to come and create a historic opportunity for us.

We are also developing our businesses in our newer markets in Africa, which is one of the world's most underserved life markets, and where the population is forecast to grow by a billion by 20451. We are now operating in five countries in Africa - Ghana, Kenya, Nigeria, Uganda and Zambia – which will increase further with the announced acquisition of a majority stake in Group Beneficial, and we are excited about the growing opportunities in this dynamic region.

We have a strong and growing opportunity in the US. About 40 million Americans are expected to reach retirement age over the next decade alone. At the same time, 72 per cent of American workers do not have access to a defined benefit retirement plan15. A study conducted by the Insured Retirement Institute and Jackson showed that 80 per cent of Americans think that social security will not provide enough income for retirement16, and the same percentage are willing to pay more for guaranteed lifetime income16. This aligns with our retirement income products, which are designed to help customers avoid running out of money and provide them with a reliable cushion against volatile markets.

In the UK and Europe, notwithstanding the uncertainty related to the UK's intended exit from the European Union, a combination of global trends and competitive advantages is creating a powerful opportunity for M&GPrudential. Those approaching retirement have been looking for new ways to ensure a comfortable future, and since pensions freedoms were introduced in the UK in 2015 that demand has been increasing. At the same time, the total value of household cash deposits in the EU is estimated at €10 trillion17, indicating the scale of the opportunity for asset management in the region. Private assets under management are expected nearly to double between 2017 and 202318. M&GPrudential, which already has established international distribution, a clear focus on customer solutions and a broad-ranging investment capability, is transforming itself to meet this opportunity.

New and better ways to serve customers

We are continuing to improve the way we serve our customers in every part of the world in which we operate. We constantly update our products and our capabilities to ensure that we are fulfilling our purpose and maximising the effect of our strategy.

In Asia, we are continuing to develop and expand our products, distribution capabilities and footprint and to meet the evolving needs of our customers. During 2018, we broadened our product suite to include tailored propositions for the high-net-worth and corporate segments and developed new products for customers with specific needs, such as pre-existing medical conditions. Our distribution capabilities were enhanced by new digital technology and provide a seamless and differentiated customer experience from point of sale through to making a claim. At Eastspring, we also continued to roll out BlackRock's Aladdin system across our markets to improve efficiency. We broadened our reach through new partnerships with leading banks in several markets, including Thailand and the Philippines. Meanwhile, Eastspring consolidated its position as the leading retail asset manager in Asia (excluding Japan) by establishing an on-the-ground presence in China and Thailand. Early in 2019, we also renewed our successful regional strategic alliance with United Overseas Bank (UOB), one of our most successful distribution relationships in South-east Asia, until 2034 and added Vietnam and UOB's digital bank to an existing partnership presence in Singapore, Malaysia, Thailand and Indonesia.

We are also expanding our footprint in our Africa markets. In August 2018, we extended our long-term partnership with Standard Chartered Bank, which has been a huge success in Asia, to Ghana, and in November we signed a long-term exclusive partnership with Zambia National Commercial Bank Plc (Zanaco), Zambia's largest bank, to enable our market-leading products to be offered to more than a million new customers across the country.

In the US, we have a long and durable track record of delivering financial success for our consumers. We are offering new products for fee-based advisers and have launched new versions of our fee-based variable annuities. We are changing the narrative around retirement and lifetime income, demonstrating the value proposition of our products to regulators, investors, policyholders and influential industry figures. In September, we announced our collaboration with the Envestnet Insurance Exchange, to offer our products on its platform. In October, we announced a key distribution partnership with State Farm, further strengthening our market-leading distribution footprint. Early in 2019, we partnered with DPL Financial Partners to provide our protected lifetime solutions to independent registered investment advisers (RIA), providing access to new opportunities in the independent RIA channel.

In the UK and Europe, as M&GPrudential prepares for the demerger, we have been continuing to transform what we do for our customers and how we do it. Our PruFund offering continues to impress customers with its combination of clarity, capital growth and lower volatility. We are investing to transform the experience of our fast-growing digital platform, launched in 2016, to ensure it offers a comprehensive range of solutions for customers. In our investment management business, we continue to develop our private asset capacity and now have £59 billion of private assets under management, making us one of the largest private credit investors in the world, and we are looking to expand our differentiated capabilities across geographies and asset classes. In 2018, M&GPrudential also signed a new partnership with Tata Consultancy Services (TCS), a global leader in IT, business process and digital services, to enhance service for our UK and Europe savings and retirement customers.

Throughout our businesses, we are continuing to develop our digital capabilities. In Asia, such initiatives are enabling us to provide valuable and innovative services to our customers. In August, we announced our exclusive partnership agreement with the UK-based healthcare technology and services company Babylon Health. Through the deployment of cutting-edge artificial intelligence technology, this partnership will offer customers, in up to 12 of our markets in Asia, access to a comprehensive set of digital health tools, complementing Prudential Corporation Asia's existing suite of world-class protection products and strengthening our digital future. Similarly, at Eastspring, our robo-advice platform in Taiwan, in partnership with Alkanza, helps our clients meet their savings goals. We recognise that technology continually evolves and we embrace the possibilities that lie ahead. Our sponsorship of Singapore's FinTech Festival, which in 2018 had more than 400 exhibitors from 35 countries, showcasing the very latest in digital innovation, is testament to this and presents all kinds of partnership possibilities. Indeed, our Singapore business has since partnered with three of the propositions showcased at the event.

Our leadership

In July 2018, we announced that Anne Richards was resigning as Chief Executive of M&G and from the Group's Board. In October 2018, we announced that Barry Stowe had decided to retire as Chairman and Chief Executive Officer of Jackson and as an Executive Director of the Group. Barry has been succeeded at Jackson by Michael Falcon. Formerly CEO of Asia Pacific for JP Morgan Asset Management, Michael has deep expertise and an impressive track record in the industry and is well placed to lead the next phase of our development in North America. We continue to invest in the right people at all levels across the Group.

Delivering value into the future

Our clear strategy, discipline and improving capabilities have enabled us to deliver a broad-based financial performance in 2018, based on a close focus on our core purpose of helping people to de-risk their lives and deal with their biggest financial concerns. In Asia we continue to see a strong runway for the insurance and asset management industries, and our presence, scale and distribution reach position us well to participate strongly in this growth. In the US, we continue to provide Americans with the retirement strategies they need, and we are confident that this will enable us to capture additional growth into the future. In the UK and

Europe, we will continue to improve service levels and launch new offerings, and we are making good progress towards the intended demerger of M&GPrudential from the Group, which will result in two distinct businesses that are able to focus more clearly on the opportunities open to us. We have an established track record of delivering important benefits to our customers and profitable growth to our shareholders. We are confident that, post demerger as independent companies, both Prudential plc and M&GPrudential will be positioned to continue to do well in the future.

Notes

1.
United Nations, Department of Economic and Social Affairs, Population Division (2017). World Population Prospects: The 2017 Revision. American population reaching retirement age over the next decade is based on 2019 population, aged 55 to 64.
2.
Year-on-year percentage increases are stated on a constant exchange rate basis unless otherwise stated.
3.
Adjusted IFRS operating profit based on longer-term investment returns is management's primary measure of profitability and provides an underlying operating result based on longer-term investment returns and excludes non-operating items. Further information on its definition and reconciliation to profit for the period is set out in note B1 of the consolidated financial statements.
4.
Growth rate on an actual exchange rate basis.
5.
The Group shareholder capital position excludes the contribution to Own Funds and the Solvency Capital Requirement from ring fenced with-profit funds and staff pension schemes in surplus. The estimated solvency positions include management's calculation of UK transitional measures reflecting operating and market conditions at each valuation date, which for both 2018 and 2017 reflects the approved regulatory position.
6.
Estimated before allowing for second interim ordinary dividend.
7.
Represents M&GPrudential asset management external funds under management and internal funds included on the M&GPrudential long-term insurance business balance sheet.
8.
IMF. 2017 GDP at January 2019 current prices. Asia represents Prudential Corporation Asia's life business footprint.
9.
Brookings Institution. Global Economy & Development Working Paper 100. February 2017. 'Asia' represents Asia Pacific.
10.
Insurance penetration – Swiss Re Sigma No 3/2018. Insurance penetration calculated as premiums as a percentage of GDP. Asia penetration calculated on a weighted population basis.
11.
Swiss Re Mortality Protection Gap Asia Pacific 2018. Represents Prudential Corporation Asia's life business footprint, and use per capita income of working population as the base unit to calculate the size of the gap.
12.
Swiss Re Asia's health protection gap: insights for building greater resilience. October 2018. Represents China, India, Japan, Korea, Indonesia, Malaysia, Taiwan, Vietnam, the Philippines, Singapore, Hong Kong and Thailand.
13.
Investment Company Institute, industry associations and Lipper.
14.
BCG Global Wealth 2017. Navigating the New Client Landscape.
15.
U.S. Bureau of Labor Statistics, National Compensation. Survey: Employee Benefits in the United States, March 2017. Workers defined as those employed in private industry and state and local government.
16.
The Language of Retirement 2017 – study conducted on behalf of the Insured Retirement Institute and Jackson.
17.
Eurostat: Household deposit data.
18.
Preqin Future of Alternatives Report, October 2018.

OUR BUSINESS SEGMENTS

The Prudential Group is structured around three main business units: Prudential Corporation Asia, the North American Business Unit and M&GPrudential in UK and Europe. In addition, in recent years, the Group has expanded into Africa. These business units derive revenue from both long-term insurance and asset management activities. These are supported by central functions which are responsible for Prudential strategy, cash and capital management, leadership development and succession, reputation management and other core group functions.

In 2018, the Group announced its intention to demerge its UK and Europe businesses from Prudential plc, to form two separately listed companies. Please refer to the 'UK and Europe' section for further details.

Asia

Introduction

Prudential Corporation Asia's (PCA's) core business is health and protection, either attached to a life policy or on a standalone basis, other life insurance (including participating business) and mutual funds. It also provides selected personal lines property and casualty insurance, group insurance and institutional fund management. The product range offered is tailored to suit the individual country markets. Insurance products are distributed mainly through an agency sales force together with selected banks, while the majority of mutual funds are sold through banks and brokers. Local partners are mandatory in some markets, as reflected in Prudential's life insurance operations in China (through its joint venture with CITIC) and in India (an associate with the majority shareholder being ICICI Bank) and Prudential's Takaful business in Malaysia (through its joint venture with Bank Simpanan Nasional). In the fund management business, Prudential has joint venture operations in India (through its joint venture with ICICI Bank), China (through its joint venture with CITIC) and Hong Kong (through its joint venture with Bank of China International).

Eastspring Investments, Prudential's asset management business in Asia, manages investments for Prudential's Asia and UK life companies and also has a broad base of third-party retail and institutional clients. Eastspring has a number of advantages and is well placed for the anticipated growth in Asia's retail mutual fund market. It has one of the largest footprints in Asia, being operational in 11 major markets and distribution offices in US and Europe. It has a well-diversified customer base, comprising Prudential's internal life funds, and a number of institutional clients, including sovereign wealth funds and retail customers. Assets managed are well diversified between fixed income and equities and also include infrastructure funds.

As at 31 December 2018, Prudential Corporation Asia had:

  —
  15 million life insurance customers with life and fund management operations in 14 markets;
  —
  Access to more than 14,000 bank branches across Asia with relationships including Standard Chartered Bank (SCB), United Overseas Bank Limited (UOB), ICICI Bank in India, CITIC in China and Thanachart in Thailand;
  —
  Over 600,000 agents across the region;
  —
  Consistently high brand recognition, with multiple awards received for its customer service; and
  —
  Top three positions in eight out of our 12 insurance markets.

Our business

It is 95 years since we established our first operations in Asia. Our long heritage and strong brand awareness form the foundations of our business and today our footprint spans 14 markets and encompasses 3.6 billion people. We have a top three position in eight out of our 12 insurance markets3 and Eastspring, our asset management business, remains the largest pan-regional retail asset manager in Asia, excluding Japan. In addition, Eastspring retained the prestigious 'Best Asia Fund House' accolade in 2018, a feat that has now been achieved in three of the past four years.

We believe our commitment to customers on 'listening, understanding, delivering' is a key differentiator. To fulfil this, we adopt a multi-channel strategy with over 600,000 agents, over 300 distribution partners and an increasing online offering, enabling us to serve our customers' needs in their preferred manner. We have a proven ability to attract, develop and retain a talented and diverse workforce, employing over 13,000 people with more than 40 separate nationalities and wide-ranging industry backgrounds. This enables us to remain at the forefront of product development, create innovative services for our customers and embed digital technology to drive efficiency.

We are also able to translate these hallmarks of our business into financial success, with our strong performance in 2018 building upon our existing excellent track record. Our gross premium earned grew4 by

9 per cent1 to £16.5 billion, and renewal premiums5 grew by 16 per cent1. This helped deliver a 14 per cent1 increase in adjusted IFRS operating profit based on longer-term investment returns6 to £2.2 billion and grow our total assets by 11 per cent7 to £94.2 billion. At Eastspring, we managed funds totalling £151 billion at the end of 2018, invested in over 1,600 funds.

Market opportunity

In Asia, we provide insurance and asset management solutions that enable customers of all ages to address their health, protection and savings needs. Demand for our products is underpinned by low levels of existing coverage and is further supported by economic and demographic tailwinds that look set to persist over the coming decades.

Today, consumers in Asia are both under-insured and under-saved during their working lives, which leaves them inadequately prepared for retirement. This is evident from the significant gap in life insurance penetration rates compared with developed markets. Furthermore, the limited welfare social safety net in many of our markets means that out-of-pocket healthcare spend by people in Asia is three to four times the proportion seen in the US and UK. Collectively, these dynamics resulted in an estimated health protection gap of US$1.8 trillion in 2017 across the Asia region8.

The economic growth potential of the region is widely recognised and is expected to translate into rising levels of affluence, with 88 per cent of the next billion entrants into the middle class predicted to be based in Asia9. Entering the middle class is typically the trigger for individuals to protect their health and that of their families, while also seeking to manage and grow their wealth. Indeed, total annual expenditure by Asia's middle class is forecast to reach US$37 trillion in 20309, more than double the current amount.

Asia's economies are also benefiting from a demographic dividend with moderating fertility rates and improving life expectancy. In youthful markets, such as Indonesia, this is creating a surge in the working age population and with that a continued source of demand for our products. Across Asia the working age population is forecast to grow by almost one million people per month between now and 2030 to 2.5 billion people10. Meanwhile, the number of those aged over 65 is projected to almost treble by 2050 to 700 million10. This is expected to create demand for new solutions in markets with ageing populations, such as Hong Kong and China, as individuals look to maintain their standard of living during retirement.

Whilst these trends provide an attractive backdrop, we need to remain diligent and focused in our execution as a wide range of external developments can affect our business. The escalating trade related tensions between the US and China contributed to increased equity market volatility in the second half of 2018. The landmark election result in Malaysia heralded the first change in governing party since independence in 1957 and we have been actively discussing how we support the new leadership in their desire to provide greater insurance access to the Malaysian population. In China, there was a step forwards in easing foreign investment in the insurance sector, with caps on foreign ownership expected to be lifted by 2021. Alongside these developments, regulators across the region are seeking to reward disciplined risk-management practices by strengthening consumer protection and migrating to risk-based solvency frameworks.

We are steadfast in our conviction that the structural drivers of consumer demand in this region are of greater significance to our business than short-term market or regulatory driven events. We also recognise that the insurance industry is not immune to the pervasive impact of technology and the way this is shaping our customers' expectations and behaviours with regards to accessibility, service and overall experience. These perspectives are instrumental in guiding the decisions we take to position our business for future success.

Strategic priorities

Our business achieves high risk-adjusted returns by maintaining a disciplined focus on value. Two key distinguishing features of our sales mix are the contribution from health and protection products and the high proportion of regular premiums. We favour this mix because it provides our shareholders with a higher and more stable return across market cycles. Our success in health and protection is underpinned by our comprehensive underwriting processes, extensive experience and technical capabilities of our in-house professionals. Meanwhile, the high proportion of regular premiums ensures we collect a steady stream of revenues across market cycles.

This focus on value is supported by four strategic priorities that we believe align with the evolving sources of demand across the region and hence will position our business for continued future growth. We seek to enhance the core of our existing business by improving our customers' experience. Significantly, we have extended our exclusive partnership with UOB until the end of 2034 and, due to its success to date, agreed to expand its scope to include Vietnam and UOB's digital bank. We also continued to expand and diversify our distribution reach with nine new bank partnerships across six of our markets being successfully activated during 2018, including Siam Commercial Bank in Thailand and O-Bank, the first digital bank in Taiwan. The success of these partnerships is underpinned by the quality and competitiveness of our products, the additional value-added services we offer to customers and the digital tools and training we provide to sales teams.

We simplify the process of purchasing a policy by embracing the latest technology and embedding this within proprietary tools used by our agents and bank partners. For example, over 70 per cent of all new business was submitted through e-point-of-sale technology. Our smart underwriting tool, which is now used in 59 per cent of all sales, provides dynamic underwriting that streamlines the application process, while also communicating instant underwriting decisions to customers.

We also use digital technology in servicing policies, both to improve the efficiency of our business and to enhance customer satisfaction. In Hong Kong we developed the 'Hospital to Prudential' portal to redefine the way our customers and medical professionals manage hospital claims, reducing the time required to submit a claim to just three minutes. Meanwhile, in China we have extended our award-winning WeChat self-service platform to include 90 per cent of all policy administration actions. Similarly, in Thailand we created a new customer services touchpoint through PruConnect, which enables customers to quickly access key information such as policy information, premium certificates and nearby network hospitals.

Secondly, we want to create 'best-in-class' health capabilities. Our strategy is supported by distinctive value-added services, such as the exclusive multi-year partnership we signed with Babylon, a UK-based healthcare and technology services company. This partnership will provide personal health assessments and treatment information, powered by artificial intelligence, which will transform health provision for our customers. This will greatly enhance our customers' access to healthcare, particularly for those in remote locations, whilst empowering them to proactively manage their health in a flexible and cost-efficient manner.

Thirdly, we plan to accelerate Eastspring by expanding its existing investment offering and enhancing its distribution capabilities. We have continued to strengthen our in-house investment teams, which helped us launch 51 new products in 2018. In September, we also entered Thailand, the largest mutual fund market in the Association of Southeast Asian Nations (ASEAN)12, with the acquisition of TMB Asset Management. Our on-the-ground team recently launched an Asia Pacific Property Flexible Fund that obtained inflows totalling US$91 million during the week-long initial public offering period.

Finally, we intend to expand our presence in China across both the insurance and asset management sectors. We recently established a new branch in Hunan and received regulatory approval to undertake preparatory work to establish a new branch in Shaanxi, our nineteenth and twentieth provinces, respectively, offering access to over 100 million new people. This geographic expansion is supported by the diligent growth in our agency force, which grew by 7 per cent in 2018 to 48,000 agents. We also formed a two-year research partnership with the Development Research Centre of the State Council focused on the development of a sustainable pension system, which is testament to our aspirations in this market and our differentiated capabilities. Another major milestone in China was the opening of Eastspring's wholly foreign-owned enterprise in Shanghai. This enables us to manage onshore investments for high-net-worth individuals and institutional investors in China, complementing our existing asset management joint venture with CITIC. Our first private fund has a Chinese equities mandate and is expected to launch in April 2019, with further investment strategies planned to follow in due course.

Customers

Our strong reputation and success to date have been built on a foundation of excellent customer service. During 2018, we added a further 1.4 million new life customers2, bringing the total to over 15 million life customers. Our strong retention ratio, which remained in excess of 90 per cent, and the consistently high proportion of repeat sales, demonstrate the regard and trust our customers have in our business. These dynamics mean that we have 24 million in-force policies in total, with each of our policyholders holding 1.6 policies on average. In addition, our focus on health and protection business is reflected in a 7 per cent increase in sum-at-risk per policy, which is a leading measure of insurance coverage. Funds managed by Eastspring grew by 6 per cent to £151 billion at the end of 2018, with 10 per cent growth amongst third-party retail clients.

We maintain this advantage by constantly striving to improve the experience of our customers, with whom we have over two million interactions every month, including over 300,000 calls. Our customers typically need us most when they want to submit a claim as this can signify the death or illness of a family member. Consequently, we strive to provide a frictionless claims process at this sensitive time. To facilitate this, our new

Jet claims tool, which is currently being used in Hong Kong and Indonesia, can automatically review, assess and pay a claim on the same day. We now have e-claims capability in six of our businesses and have already attained submission rates of almost 40 per cent. We also leverage technology in our more regular dealings with customers. For example, our new Virtual Assistant in Hong Kong, which builds upon the success of our askPRU chatbot that was launched in Singapore in 2017 and reduced call centre volumes by 40 per cent, already has answers to many frequently asked questions from agents and policyholders.

At Eastspring we use digital tools to help our retail clients set and achieve their savings goals. Our partnership with Alkanza has enabled us to build a robo-advisory platform in Taiwan that can suggest portfolio rebalancing if performance is off track and has the functionality to show the impact of changes in parameters, such as retirement age and contribution amount.

Products

We offer our customers a broad range of health, protection and savings solutions that are tailored to local market requirements and individual needs. Key to our ongoing success is our focus on upgrading our product suite to add innovative new features. For example, in Hong Kong we launched a new critical illness product with extended protection for cancer, heart attacks and strokes, and three common causes of death. Similarly, we enhanced our protection product for mothers and unborn children in Malaysia, PRUmy child, by expanding the range of pregnancy complications included and extending the coverage period for congenital illnesses. We are also actively developing products to meet the upcoming needs of Asia's ageing populations and were amongst the first group of insurers to be granted approval to offer a tax-deferred pension product in China.

In addition, we develop products with specialist characteristics that broaden our offering and appeal. We have been proponents of products that comply with the requirements of Islamic law for many years. Indeed, we offer such products by default, and sales of our Syariah products in Indonesia grew by 17 per cent in 2018 to over £50 million. This positions us as market leaders in Indonesia's Syariah market, in addition to Malaysia's Takaful market, with market shares of approximately 30 per cent in both cases. We have also launched PRUvital cover in Singapore, a first-in-the-market protection plan for customers with four types of common pre-existing chronic medical condition that previously could act as barriers in obtaining insurance coverage.

Historically our products were targeted at the mass and affluent market segments. We are purposefully developing new products to meet the needs of other segments. In Singapore we recently launched Opus, a proposition specifically tailored for high-net-worth customers. This brings a differentiated experience for our customers and includes a dedicated service team, wealth planners and external experts covering trust and legal matters. We also launched PRUworks, our new insurance proposition for the corporate segment to target small and medium enterprises. Our PRUworks platform is an all-inclusive platform that comes with a digitally enabled HR solution for business owners and their employees, which provides access to employee benefits and services alongside additional services such as lifestyle programmes.

New Business Premiums

In 2018, total sales of insurance products are down by 3 per cent from 2017 to £5,829 million (2017: £6,006 million; 2016: £5,948 million, both including Korea). Of this amount, regular premium insurance sales decreased by 4 per cent to £3,513 million (2017: £3,650 million; 2016: £3,453 million) and single premium insurance sales fell by 2 per cent from 2017 to £2,316 million (2017: £2,356 million; 2016: £2,495 million).

The following table shows Prudential's Asia life insurance new business premiums by business unit for the periods indicated.

	Year ended 31 December £m (AER)

	2018	2017	2016

Single premiums
Hong Kong	343	582	1,140
Indonesia	205	288	236
Malaysia	84	73	110
Philippines	43	62	91
Singapore	930	859	523
Thailand	217	139	80
Vietnam	20	8	6

South East Asia operations including Hong Kong	1,842	2,011	2,186
China (Prudential's 50% proportionate share in joint venture)	103	179	124
Taiwan	292	46	36
India (Prudential's 26% proportionate share in associate)	79	63	51

Total excluding Korea	2,316	2,299	2,397
Korea*	-	57	98

Total including Korea	2,316	2,356	2,495

Regular premiums

Cambodia	20	16	14
Hong Kong	1,663	1,667	1,798
Indonesia	215	268	255
Malaysia	243	271	233
Philippines	83	71	61
Singapore	369	361	299
Thailand	95	70	81
Vietnam	144	133	115

South East Asia operations including Hong Kong	2,832	2,857	2,856
China (Prudential's 50% proportionate share in joint venture)	292	276	187
Taiwan	182	208	146
India (Prudential's 26% proportionate share in associate)	207	234	170

Total excluding Korea	3,513	3,575	3,359
Korea*	-	75	94

Total including Korea	3,513	3,650	3,453

Total new business premiums

Total excluding Korea	5,829	5,874	5,756
Korea*	-	132	192

Total including Korea	5,829	6,006	5,948

The following table shows funds under management by Eastspring Investments at the dates indicated.

	At 31 December £bn

	2018	2017

Internal funds under management	90.2	83.0
External funds under management	61.1	55.9

Total	151.3	138.9

* The new business premiums from the Group's Korea life business are shown separately in the table above as it was sold in May 2017.

Distribution

Our diversified mix of tied agents and bank partners creates one of the strongest distribution networks across the region with non-traditional partnerships further broadening our reach. Our experience shows customers have an overarching preference for face-to-face advice from a trusted financial adviser while also increasingly demanding the flexibility to conduct basic research and fact-finding themselves digitally. Thus, whilst our tied agents and in-branch bank staff remain our primary distribution channels, customers are now more actively engaging with us through our online platforms.

Prudential has over 600,000 licenced tied agents across our 12 life markets in Asia. This proprietary distribution channel is a core component of our success. The value provided by our tied agents makes it paramount for us to continue expanding their reach and enhancing their capabilities. We place great emphasis on the professionalism and productivity of our agency force, and facilitate this by continually providing new and upgraded tools. This creates a culture whereby our agents aspire to attain membership of the 'Million Dollar Round Table', an industry-recognised indicator of quality. We currently have over 7,000 such qualifiers, which would represent annual growth in members of approximately 20 per cent13 and reflects our focus on the recruitment, training and productivity of our agents, the emphasis on which varies by market. In our younger markets we are typically still accelerating recruitment. For example, we added over 1,100 new agents per month in the Philippines on average during 2018, which was more than 40 per cent higher than in 2017, and helped expand our agency force to around 28,000 agents. As markets mature the emphasis starts to shift towards the other factors. We have designed an entrepreneur development programme to fast-track our successful professional agents into leaders, which in turn supports our activation of new recruits. This programme has already been launched in China, where the number of active agents grew by 12 per cent in 2018.

We have also started collaborating with non-traditional partners, including DirectAsia, Hiscox's online property and casualty business in Singapore, and Eureka, a data management and analytics platform based in Indonesia. These mutually beneficial partnerships will enable us to reach new customers and create unique opportunities for our existing ones.

Business outlook

We continue to see a strong runway for the insurance and asset management industries in Asia. We recently conducted a strategic assessment, which re-affirmed the strengths of our business, established the potential future size of our markets and has informed our future investment pathway.

The review demonstrated that we are well positioned in the traditional life insurance segment, with a market share of approximately 25 per cent14. We forecast that this market has the potential to continue growing at a double-digit rate over the coming five years, due to the underlying structural drivers of demand in the region. Our presence, scale and broad product and distribution reach position us well to participate strongly in this expected growth.

We also anticipate strong growth in the medical reimbursement segment in our current markets, which we believe will more than double in the next five years due to increasing consumer demand. We have estimated that our share of the value pool in this segment is currently 9 per cent, which gives us significant scope to expand. This ambition is reflected in our strategic priorities with recent investments, such as Babylon, transforming our offering.

Our market-leading position in retail fund management reflects our region-wide presence and strong operating credentials. This positions us well for the future growth in the market that is expected from new wealth creation and the shift we envisage from deposits to riskier investments. We believe these factors make double-digit growth viable in India, where we are market leaders, alongside other key markets such as China and Thailand, where we have taken action to strengthen our position.

Notes

1.
Growth rate on a constant exchange rate basis.
2.
Excluding India.
3.
Based on full year 2018 or the latest information available. Sources include formal (eg competitors results release, local regulators and insurance association) and informal (industry exchange) market share data. Ranking based on new business (APE sales, weighted full year premium or full year premium depending on availability of data). APE is defined under the section 'EEV Basis, New Business Results and Free Surplus Generation' in this document.
4.
IFRS gross premiums earned for Asia segment.
5.
Includes renewal premiums from joint ventures. See note III of the additional unaudited financial information for reconciliation to IFRS balances.
6.
Adjusted IFRS operating profit based on longer-term investment returns. See note B1 of the IFRS financial statements for reconciliation to IFRS profit.
7.
Growth rate on an actual exchange rate basis.

8.
Swiss Re Institute: The health protection gap in Asia, October 2018. Average gap per household is calculated as 'total health protection gap divided by the estimated number of households hospitalised under the mentioned gap range'. Report excludes Cambodia and Laos.
9.
Brookings Institution. Global Economy & Development Working Paper 100. February 2017. 'Asia' represents Asia Pacific.
10.
United Nations, Department of Economics and Social Affairs, Population Division (2017). World Population Prospects: The 2017 Revision.
11.
Working age population: 15 to 64 years.
12.
©Copyright 2018 Strategic Insight, an Asset International Company and when referenced or sourced Morningstar Inc., Standard & Poor's Inc., and Lipper Inc. All rights reserved. The information, data, analyses and opinions contained herein (a) include confidential and proprietary information of the aforementioned companies, (b) may not be copied or redistributed for any purpose, (c) are provided solely for information purposes, and (d) are not warranted or represented to be correct, complete, accurate, or timely.
13.
Based on 100 per cent conversion of qualifiers into members.
14.
Proprietary research/Bain Analysis (2018) covering the following markets: Hong Kong; Singapore; Indonesia; Malaysia; China; and India, using sales data provided by insurance regulators, insurance associations and industry expert surveys in these markets.

United States

Introduction

In the United States (US), Prudential offers a range of products through Jackson National Life Insurance Company (Jackson) and its subsidiaries, including fixed annuities (fixed interest rate annuities, fixed index annuities and immediate annuities), variable annuities (VA) and institutional products (including guaranteed investment contracts and funding agreements). Jackson distributes these products through independent insurance agents, independent broker-dealers, regional broker-dealers, wirehouses, banks, credit unions and other financial institutions. Although Jackson historically offered traditional life insurance products, it discontinued new sales of life insurance products in 2012.

As at 31 December 2018, in the US, Jackson:

  —
  Was the 15th largest life insurance company in terms of general account assets5;
  —
  Had 18 per cent market share of US variable annuities1 and had £129 billion (US$ 163 billion) of separate account assets; and
  —
  Has been recognised for customer service performance with the "Contact Center World Class CX Certification' and 'Highest Customer Service for the Financial Industry' awards by The Service Quality Measurement Group, Inc.

The US operations also include PPM Holdings, Inc. (PPM), Prudential's US internal and institutional investment management operation. As at 31 December 2018, Prudential's US operations had more than 4 million policies and contracts in force and PPM managed approximately £92.2 billion of assets. In 2018, new business premiums totalled £15,423 million.

Market overview

The US is the world's largest retirement savings market with approximately 40 million Americans reaching retirement age over the next decade. This transition will trigger the need for an unprecedented shift of trillions of dollars from savings accumulation to retirement income generation.

However, these Americans face challenges in planning for life after work. For those nearing the end of their working careers, a financially secure retirement is at risk, due to insufficient accumulation of savings and the current combination of low yields and market volatility. Employer-based pensions are disappearing, and government plans are underfunded. Social security was never intended to be a primary retirement solution and today its long-term funding status is in question. Additionally, the life expectancy of an average retiree has significantly increased, lengthening the number of years for which retirement funding is needed.

To overcome these challenges, Americans need and demand retirement strategies that offer them the opportunity to grow and protect the value of their existing assets, as well as the ability to provide guaranteed income that will last throughout their extended lifetimes.

In response to this demand and the ongoing shift to fee-based solutions, Jackson has positioned itself with product innovation and distribution strategies to further enhance our market-leading VA position in the brokerage market and grow in the advisory retirement solutions market.

Customers and products

Through its distribution partners, Jackson provides products that offer Americans the retirement strategies they need, including variable, fixed, and fixed index annuities. Each of these products offer a unique range of features tailored to meet the individual needs of the retiree:

  •
  Variable annuity: A Jackson variable annuity, with investment freedom, represents an attractive option for retirees, providing both access to equity market appreciation and guaranteed lifetime income as an add on benefit.

  •
  Fixed index annuity: A Jackson fixed index annuity is a guaranteed product with limited market exposure but no direct equity ownership. It is designed to build wealth through a combination of a base crediting rate that is generally lower than a traditional fixed annuity crediting rate, but with the potential for additional upside, based upon the performance of the linked index.
  •
  Fixed annuity: A Jackson fixed annuity is a guaranteed product designed to build wealth without market exposure, through a crediting rate that is likely to be superior to interest rates offered from banks or money market funds.

These products also offer tax deferral, allowing interest and earnings to grow tax-free until withdrawals are made.

Jackson has a proven track record in this market with its market-leading flagship product1, Perspective II. Jackson's success has been built on its quick-to-market product innovation, as demonstrated by the development and launch of Elite Access, our investment-only variable annuity. Further demonstrating Jackson's flexibility and manufacturing capabilities, and in response to the trend in financial services toward fee-based solutions, Jackson has launched Perspective Advisory II and Elite Access Advisory II to serve advisers and distributors with a preference for advisory products.

In March 2018, Jackson launched MarketProtector and MarketProtector Advisory, two new fixed annuities with index-linked interest. These products provide consumers with the sought-after combination of tax-deferred investment growth, protection from market risk and the flexibility to adapt to changing needs in retirement. Both products offer an add-on living benefit that allows customers to safeguard their financial futures with income for life.

Also, in 2018, Jackson took a lead role in bringing together 24 of America's financial services organisations to launch the Alliance for Lifetime Income (Alliance). The Alliance was launched to educate Americans on the risk of outliving their income, so they can enjoy their years in retirement. The Alliance's nationwide, multi-year, integrated educational campaign is designed to raise awareness and motivate consumers and financial advisers to discuss the need for protected lifetime income in retirement, which can be achieved with the use of annuity products such as those provided by Jackson.

Additional information on products

The following table shows total new business premiums in the US by product line and distribution channel for the periods indicated. Total new business premiums include Jackson's deposits for investment contracts with limited or no life contingencies.

	Year Ended 31 December £m (AER)

By Product	2018	2017	2016

Annuities
Fixed annuities
Fixed interest rate	316	434	533
Fixed index	251	295	508
Immediate	24	20	22
Variable annuities	10,810	11,536	10,653
Elite Access (Variable annuities)	1,681	2,013	2,056

Total	13,082	14,298	13,772

Institutional products
GICs, funding agreements and Federal Home Loan Bank of Indianapolis (FHLBI) funding agreements	2,341	2,324	1,836

Total	15,423	16,622	15,608

By Distribution Channel

Independent broker dealer	8,988	9,637	8,809
Bank	1,705	1,948	2,137
Regional broker dealer	1,986	2,228	2,199
Independent insurance agents	403	485	627
Institutional products	2,341	2,324	1,836

Total	15,423	16,622	15,608

Of the total new business premiums of £15,423 million in 2018 (2017: £16,622 million; 2016: £15,608 million), £13,082 million (2017: £14,298 million; 2016: £13,772 million) were annuity premiums, and £2,341 million (2017: £2,324 million; 2016: £1,836 million) were institutional product premiums. All of these premiums were single premiums.

Annuities

Fixed annuities

Fixed interest rate annuities

In 2018, fixed interest rate annuities account for 2 per cent (2017: 3 per cent) of total new business premiums and 7 per cent (2017: 7 per cent) of policy and contract liabilities of the US operations. Fixed interest rate annuities are primarily deferred annuity products that are used for asset accumulation in retirement planning and for providing income in retirement. They permit tax-deferred accumulation of funds and flexible payout options.

The contract holder of a fixed interest rate annuity pays Jackson a premium, which is credited to their account. Periodically, interest is credited to the contract holder's account and in some cases administrative charges are deducted from the contract holder's account. Jackson makes benefit payments at a future date as specified in the contract based on the value of the contract holder's account at that date. On more than 94 per cent (2017: 94 per cent) of in-force business, Jackson may reset the interest rate on each contract anniversary, subject to a guaranteed minimum, in line with state regulations. When the annuity matures, Jackson either pays the contract holder the account value or a series of payments in the form of an immediate annuity product.

At 31 December 2018, Jackson had fixed interest rate annuities with account values totalling £12.6 billion (US$16.1 billion) (2017: £12.6 billion (US$17.0 billion)) with minimum guaranteed rates ranging from 1.0 per cent to 5.5 per cent for which the average guaranteed rate was 2.91 per cent (2017: 1.0 per cent to 5.5 per cent and a 2.93 per cent average guaranteed rate).

Fixed interest rate annuities are subject to early surrender charges for the first six to nine years of the contract. In addition, the contract may be subject to a market value adjustment (MVA) at the time of surrender. During the surrender charge period, the contract holder may cancel the contract for the surrender value. Jackson's profits on fixed interest rate annuities arise primarily from the spread between the return it earns on investments and the interest credited to the contract holder's account, less expenses. The fixed interest rate annuity portfolio could be impacted by the continued low interest rate environment as lower investment portfolio earned rates could result in reduced spread income. In addition, increased surrenders and lower sales could result if customers seek higher yielding alternative investment opportunities elsewhere.

Approximately 64 per cent (2017: 60 per cent) of the fixed interest rate annuities Jackson wrote in 2018 provide for a market value adjustment that could be positive or negative on surrenders in the surrender period of the policy. This formula-based adjustment approximates the change in value that assets supporting the product would realise as interest rates move up or down. The minimum guaranteed rate is not affected by this adjustment. While the MVA feature minimizes the surrender risk associated with certain fixed interest rate annuities, Jackson still bears a portion of the surrender risk on policies without this feature, and the investment risk on all fixed interest rate annuities.

Fixed index annuities

Fixed index annuities accounted for 2 per cent (2017: 2 per cent) of total new business premiums in 2018 and 5 per cent (2017: 5 per cent) of Jackson's policy and contract liabilities. Fixed index annuities vary in structure, but generally are deferred annuities that enable the contract holder to obtain a portion of an equity-linked return (based on participation rates and caps) and provide a guaranteed minimum return. These guaranteed minimum rates are generally set at 1.0 per cent to 3.0 per cent on index funds. At 31 December 2018, Jackson had fixed index annuities allocated to index funds with account values totalling £6.0 billion (US$7.7 billion) (31 December 2017: £6.3 billion (US$8.6 billion)) with minimum guaranteed rates on index accounts ranging from 1.0 per cent to 3.0 per cent for which the average guaranteed rate is 1.77 per cent (2017: 1.0 per cent to 3.0 per cent and a 1.77 per cent average guaranteed rate). Jackson also offers fixed interest accounts on some fixed index annuity products. At 31 December 2018, fixed interest accounts on fixed index annuities totalled £2.7 billion (US$3.5 billion) (2017: £2.5 billion (US$3.4 billion)) with minimum guaranteed rates ranging from 1.0 per cent to 3.0 per cent and a 2.57 per cent average guaranteed rate (2017: 1.0 per cent to 3.0 per cent and a 2.58 per cent average guaranteed rate).

Jackson's profit arises from the investment income earned and the fees charged on the contract, less the expenses incurred, which include the costs of hedging the equity component of the return credited to the contract account balance. Fixed index annuities are subject to early surrender charges for the first five to 12 years of the contract. During the surrender charge period, the contract holder may cancel the contract for the surrender value.

Jackson hedges the equity return risk on fixed index products using offsetting equity exposure in the variable annuity product. The cost of these hedges is taken into account in setting the index participation rates or caps. Jackson bears the investment risk and a portion of the surrender risk on these products.

Group pay-out annuities

Group pay-out annuities consist of a block of defined benefit annuity plans assumed from John Hancock Life Insurance Company (John Hancock USA) in 2018 through a reinsurance agreement. A single premium payment from an employer (contract holder) funds the pension benefits for its employees (participants). The contracts are tailored to meet the requirements of the specific pension plan being covered. This is a closed block of business from two standpoints: (1) John Hancock USA is no longer selling new contracts and (2) contract holders (companies) are no longer adding additional participants to these defined benefit pension plans. The majority of participants are in the pay-out phase, but there are some participants in the deferral phase.

The contracts provide annuity payments that meet the requirements of the specific pension plan being covered. In some cases, the contracts have pre-retirement death and/or withdrawal benefits, pre-retirement surviving spouse benefits, and/or subsidised early retirement benefits. Given that this reinsurance agreement is a one-off transaction, the premium received has not been included in the new business premiums table above.

Variable annuities

In 2018, variable annuities accounted for 81 per cent (2017: 81 per cent) of total new business premiums and 75 per cent (2017: 77 per cent) of Jackson's policy and contract liabilities. Variable annuities are deferred annuities that have the same tax advantages and payout options as fixed interest rate and fixed index annuities. They are also used for asset accumulation in retirement planning and to provide income in retirement.

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

At 31 December 2018, Jackson had variable annuity funds in fixed accounts totalling £6.4 billion (US$8.1 billion) (2017: £5.9 billion (US$8.0 billion)) with minimum guaranteed rates ranging from 1.0 per cent to 3.0 per cent and an average guaranteed rate of 1.70 per cent (2017: 1.0 per cent to 3.0 per cent and a 1.68 per cent average guaranteed rate).

Jackson offers a choice of guaranteed benefit options within its variable annuity product portfolio, which customers can elect for additional fees. These guaranteed benefits might be expressed as the return of either a) total deposits made to the contract adjusted for any partial withdrawals, b) total deposits made to the contract adjusted for any partial withdrawals, plus a minimum return, or c) the highest contract value on a specified anniversary date adjusted for any withdrawals following that contract anniversary. These options include the guaranteed minimum death benefits ('GMDB'), which guarantee that, upon death of the owner, the beneficiary receives at least the minimum value regardless of past market performance. In addition, there are three other types of guarantees: guaranteed minimum withdrawal benefits ('GMWB'), guaranteed minimum accumulation benefits ('GMAB') and guaranteed minimum income benefits ('GMIB'). GMWBs provide a guaranteed return of the minimum value by allowing for periodic withdrawals that are limited to a defined guaranteed withdrawal amount. One version of the GMWBs provides for an annual withdrawal amount that is guaranteed for the contract holder's life without annuitisation. GMABs generally provide a guarantee for a return of the defined minimum value after a specified period. Jackson no longer offers GMABs. GMIBs provide for a minimum level of benefits upon annuitisation regardless of the value of the investments underlying the contract at the time of annuitisation. Jackson no longer offers GMIBs, with existing coverage being substantially reinsured with an unaffiliated reinsurer.

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

Aggregate distribution of account values

As described above, at 31 December 2018, Jackson had fixed annuities (fixed interest rate and fixed index) and variable annuities fixed options with account values totalling £27.7 billion (2017: £27.3 billion) in account value with minimum guaranteed rates. The table below shows the distribution of these account values within the range of minimum guaranteed interest rates at the dates indicated.

	Account value at 31 December £m

Minimum guaranteed interest rates - annuities	2018	2017

1.0%	7,584	6,887
> 1.0% - 2.0%	6,789	7,385
> 2.0% - 3.0%	10,075	9,799
> 3.0% - 4.0%	1,274	1,272
> 4.0% - 5.0%	1,794	1,744
> 5.0% - 5.5%	225	220

Total	27,741	27,307

Life insurance

Background

Jackson discontinued new sales of life insurance products in 2012. The discontinued life insurance products accounted for 9 per cent (2017: 9 per cent) of Jackson's policy and contract liabilities in 2018. Life products include term life and interest sensitive life (universal life and variable universal life.) Term life provides protection for a defined period and a benefit that is payable to a designated beneficiary upon death of the insured. Universal life provides permanent individual life insurance for the life of the insured and includes a savings element. Variable universal life is a type of life insurance policy that combines death benefit protection with the ability for the contract holder account to be invested in separate account funds. Jackson's life insurance book has delivered consistent profitability, driven primarily by positive mortality and persistency margins. For certain fixed universal life plans, additional provisions are held to reflect the existence of guarantees offered in the past that are no longer supported by earnings on the existing asset portfolio, or for situations where future mortality charges are not expected to be sufficient to provide for future mortality costs.

Aggregate distribution of account values

Excluding the business formerly of the REALIC operations acquired in 2012 that is subject to the retrocession treaties, at 31 December 2018, Jackson had interest-sensitive life business in force with total account values of £6.4 billion (US$8.2 billion) (2017: £6.3 billion (US$8.5 billion)), with minimum guaranteed interest rates ranging from 2.5 per cent to 6.0 per cent with a 4.67 per cent average guaranteed rate (2017: 2.5 per cent to 6.0 per cent with a 4.67 per cent average guaranteed rate). The table below shows the distribution of the interest-sensitive life business' account values within this range of minimum guaranteed interest rates at the dates indicated.

	Account value at 31 December £m

Minimum guaranteed interest rates - life insurance	2018	2017

> 2.0% - 3.0%	229	221
> 3.0% - 4.0%	2,394	2,341
> 4.0% - 5.0%	2,106	2,059
> 5.0% - 6.0%	1,703	1,651

Total	6,432	6,272

Institutional products

Institutional products consist of traditional guaranteed investment contracts (GICs), funding agreements (including agreements issued in conjunction with Jackson's participation in the US Federal Home Loan Bank of Indianapolis (FHLBI) programme) and Medium-Term Note funding agreements. In 2018, institutional products accounted for 15 per cent (2017: 14 per cent) of total new business premiums and 1 per cent (2017: 1 per cent) of Jackson's policy and contract liabilities. The GICs are marketed by Jackson's institutional products department to defined contribution pension and profit sharing retirement plans. Funding agreements are marketed to institutional investors, including corporate cash accounts and securities lending funds, as well as money market funds, and are issued to the FHLBI in connection with its programme. Jackson makes its profit on the spread between the yield on its investments and the interest rate credited to contract holders.

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

Funding agreements

Under a funding agreement, the contract holder either makes a lump sum deposit or makes specified periodic deposits. Jackson agrees to pay a rate of interest, which may be fixed or a floating short-term interest rate linked to an external index. Interest is generally paid monthly or quarterly to the contract holder. The duration of the funding agreements range between one and thirty years. At the end of the specified term, contract holders may re-deposit the principal in another funding agreement.

The funding agreements may permit termination by the contract holder on seven to 90 days' notice. In 2018 and 2017, there were no funding agreements terminable by the contract holder with less than 90 days' notice.

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

Distribution

Jackson distributes products in all 50 states of the US and in the District of Columbia. Operations in the state of New York are conducted through a New York subsidiary. Jackson markets its retail products primarily through advice-based distribution channels, including independent agents, independent broker-dealer firms, regional broker-dealers, wirehouses and banks. For variable annuity sales, Jackson is the leader in the independent broker-dealer, bank and wirehouse channels2 and fourth in regional firms2.

Jackson's distribution strength also sets us apart from our competitors. Our wholesaling force is the largest3 in the variable annuity industry and is instrumental in supporting the independent advisers who help the growing pool of American retirees develop effective retirement strategies. Our wholesalers provide extensive training to thousands of advisers about the range of products and the investment strategies that are available to support their clients. Based on the latest available data, Jackson is the most productive variable annuity wholesale distribution force in the US3.

In October 2018, Jackson announced a new distribution relationship with State Farm®. In the second half of 2019, authorised State Farm agents will begin offering a select group of Jackson's variable annuity and fixed index annuity products. While Jackson currently maintains one of the largest sales teams in the industry, this distribution relationship will add significant distribution access through State Farm's growing network of qualified producers.

In February 2019, Jackson partnered with DPL Financial Partners (DPL) to provide our protected lifetime income solutions to independent registered investment advisors (RIAs). The collaboration expands Jackson's distribution footprint and provides Jackson with access to new opportunities in the independent RIA channel.

Regional broker dealers and wirehouses

Jackson's Regional Broker Dealer (RBD) team provides dedicated service and support to regional brokerage firms and wirehouses. Regional broker dealers are a hybrid between independent broker dealers and wirehouses. Like representatives who work for wirehouses, financial representatives at regional broker dealers are employees of the firm. However, unlike wirehouses, RBD firms have limited institutional investment banking services. The RBD team develops relationships with regional firms throughout the US and provides customised materials and support to meet their specialised advisory needs.

Jackson's RBD team supports more than 40,000 representatives in regional broker dealers and wirehouses.

Banks, credit unions and other financial institutions

Jackson's Institutional Marketing Group distributes annuity products through banks, credit unions and other financial institutions and through third party marketing organisations that serve these institutions. Jackson is a leading provider of annuities offered through banks and credit unions and at 31 December 2018 had access to more than 29,000 financial institution representatives through existing relationships with banks and credit unions. Jackson has established distribution relationships with medium sized regional banks, which it believes are unlikely to develop their own insurance product capability.

Institutional products department

Jackson markets its institutional products through its institutional products department. It has direct contacts with banks, municipalities, asset management firms and direct plan sponsors. Institutional products are distributed and marketed through intermediaries to these groups.

PPM

PPM is Prudential's US institutional investment management operation, with its primary office in Chicago. PPM manages assets for Prudential's US, UK and Asian affiliates. PPM provides affiliated and unaffiliated institutional clients with investment services including managing assets for separate accounts, US mutual funds and similar foreign pooled investment vehicles, collateralised loan obligations and private equity funds. PPM's strategy is focused on managing existing assets effectively, maximising the benefits derived from synergies with our international asset management affiliates, and leveraging investment management capabilities across the Group.

Regulatory landscape

The industry has continued to manage through an ever-changing regulatory landscape. In 2016, the US Department of Labor (DoL) released a final version of its Fiduciary Duty Rule (Rules), which sought to eliminate conflicts of interest in investment advice, in order to protect and encourage savings and investment for working Americans. These Rules were rescinded in 2018. However, other alternative proposals, such as the US Securities and Exchange Commission's (SEC) best interest standard, remain pending.

As a result of an improved regulatory outlook, rising interest rates and more aggressive product feature changes (ie withdrawal percentages) implemented by competitors, the annuity industry saw increased sales in

2018 (albeit still well below levels prior to the DoL Rules proposal). Sales in the variable annuity industry as of the third quarter of 2018 at US$75.4 billion4 were up 4 per cent compared with the same period last year.

Regardless of the outcome of the SEC best interest standard, the regulatory disruption caused by the now rescinded DoL Rules has challenged the industry to review the ways in which investment advice is provided to American investors. Manufacturers will need to have the ability to provide product and system adaptations in order to support the success of various distribution partners in their delivery of invaluable retirement strategies that investors need. Because of its strong distribution, leadership in the annuities market, best-in-class service and a low-cost efficient operation, we believe that Jackson is well positioned to take advantage of this opportunity.

Furthermore, in late 2018, the US National Association of Insurance Commissioners (NAIC) concluded an industry consultation with the aim of reducing the non-economic volatility in the variable annuity statutory balance sheet and enhancing risk management. The NAIC is targeting a January 2020 effective date for the new framework in order to allow adequate time for the drafting and implementation of the revised regulations and instructions with a potential three-year phase-in. The NAIC also has an ongoing review of the C-1 bond factors in the required capital calculation, on which further information is expected to be provided in due course. Despite these regulatory challenges, we believe that Jackson is well positioned to manage the impact of these regulatory changes.

Investment for growth

With trillions of dollars of adviser-distributed assets across distribution platforms that have not historically been a focus, such as the dually-registered investment adviser channel, we believe that a significant opportunity exists to reach even more American retirees and serve their needs with annuity products going forward. The industry will need to remain flexible and cost-effective in making changes to product systems and processes. We continue to seek to understand and make the necessary adjustments to support the needs and demands of American retirees into the future.

In September 2018, Jackson announced a technology integration collaboration with Envestnet® allowing Jackson to offer its complete product suite of advisory annuities on the Envestnet Insurance Exchange. The new collaboration brings together a leading provider of annuities in the US, with the leading provider of intelligent systems for wealth management and financial wellness. Jackson is working with Envestnet to make annuities easier to work with inside of a client's portfolio. Advisers will be able to create more value for their clients by holistically considering longevity risk, sequence of returns risk, market risk and mortality risk within the Envestnet wealth management platform.

The acquisition of John Hancock's group payout annuity business in late 2018 represents a reaffirmation of Jackson's growth bolt-on strategy and continuing commitment to deploy capital at attractive return levels. This transaction further diversifies Jackson's risk portfolio and revenue sources in relation to both general and separate account businesses.

With the ever-changing regulatory environment described earlier, Jackson has made and continues to consider changes to its product offerings, entered into new selling agreements with advisory providers, and is working with its distributors to support implementation of the anticipated SEC best interest standard.

Jackson's competitive strengths are even more critical during periods of disruption. Our best-in-class distribution team, our agility and success in launching well designed products, the continued success of our risk management and hedge programmes through many economic cycles, and our effective technology platforms and award-winning customer service will provide Americans with the retirement strategies they so desperately need. Jackson's discipline will enable us to be positioned to capture additional growth during times of transition into the future.

Disciplined risk management

Jackson operates within a well-defined risk framework aligned with the overall Prudential Group risk appetite. Jackson contemplates the expected cost of hedging when pricing its products and charges fees for these guarantees which are used, as necessary, to purchase downside protection in the form of options and futures to mitigate the effect of equity market falls, and swaps and swaptions to cushion the impact of declines in long-term interest rates.

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

Recent periods have been characterised by persistent low interest rates. A prolonged low interest rate environment may result in a lengthening of maturities of the fixed annuity and interest-sensitive life contract holder liabilities from initial estimates, primarily due to lower policy lapses. As interest rates remain at low levels, Jackson may also have to reinvest the cash it receives as interest or proceeds from investments that have matured or that have been sold at lower yields, reducing its investment margins. Moreover, borrowers may prepay or redeem the securities in their investment portfolios with greater frequency in order to borrow at lower market rates, which exacerbates this risk.

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

Lowering crediting rates helps to mitigate the effect of spread compression, but the spreads could still decline as Jackson is typically only entitled to reset the crediting rates at limited pre-established intervals and the re-setting is subject to the guaranteed minimum rates. As at 31 December 2018, approximately 87 per cent of Jackson's fixed annuities, variable annuity fixed account options and interest-sensitive life business account values correspond to crediting rates that are at the minimum guaranteed interest rates (2017: 87 per cent). Tabular disclosures are provided above on the distribution of the account values of these businesses within the range of their contractual minimum guaranteed interest rates. The tables demonstrate that approximately 72 per cent (2017: 72 per cent) of Jackson's combined fixed annuities, variable annuity fixed account options and interest sensitive life business account values of £25 billion (2017: £24 billion) have contractual minimum rates of 3 per cent or less.

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

In addition to the impact on Jackson's spread product profitability, a prolonged period during which interest rates remain at levels lower than those anticipated in its pricing may result in greater costs associated with certain of Jackson's product features which guarantee benefits including those on variable annuity products, and also result in higher costs for derivative instruments used to hedge certain of its product risks. Reflecting these impacts in recoverability and loss recognition testing under US GAAP as 'grandfathered' under IFRS may require Jackson to accelerate the amortisation of DAC as noted above, as well as to increase required reserves for future contract holder benefits. In addition, certain statutory capital and reserve requirements are based on formulas or models that consider interest rates, and a prolonged period of low interest rates may increase the statutory reserves and capital Jackson is required to hold.

Accordingly, without active management, a prolonged low interest rate environment may materially affect Jackson's financial position, results of operations and cash flows. However, Jackson has adapted and continues to adapt proactively its asset-liability management, hedging programme, product design and pricing and crediting rate strategies to mitigate the downward pressures created by the prolonged low interest rate environment.

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

Jackson segregates its investment portfolio for certain investment management purposes, and as part of its overall investment strategy, into four portfolios: life and fixed annuities without market value adjustment, fixed annuities with market value adjustment, fixed index annuities and institutional liabilities. The portfolios backing life and fixed annuities with and without market value adjustments and the fixed index annuities have similar characteristics and differ primarily in duration. The portfolio backing the institutional liabilities has its own mix of investments that meet more limited duration tolerances. Consequently, the institutional portfolio is managed to permit less interest rate sensitivity and has limited exposure to mortgage backed securities. At 31 December 2018, less than one per cent of the institutional portfolio was invested in residential mortgage backed securities.

The fixed-rate products may incorporate surrender charges, market value adjustments, two-tiered interest rate structures or other limitations relating to when policies can be surrendered for cash, in order to encourage persistency. As of 31 December 2018, 49 per cent of Jackson's fixed annuity reserves had surrender penalties or other withdrawal restrictions. Substantially all of the institutional portfolio had withdrawal restrictions or market value adjustment provisions.

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

Notes

1
©2019 Morningstar, Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) is not warranted to be accurate, complete, or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results. Morningstar www.AnnuityIntel.com Total Sales by Contract 3Q YTD 2018. Jackson's Perspective II for base states ranks #1 out of 973 VA contracts with reported sales to Morningstar's quarterly sales survey as of 3Q YTD 2018.
2
©2019 Morningstar, Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) is not warranted to be accurate, complete, or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results. Morningstar www.AnnuityIntel.com Total sales by company and channel 3Q YTD 2018. Jackson ranks #1 out of 25 companies in the Independent NASD channel, #1 out of 20 companies in the Bank channel, #1 out of 16 companies in the Wirehouse channel, and #4 out of 19 companies in the Regional Firms channel.
3
Independent research and Market Metrics, a Strategic Insight Business: U.S. Advisor Metrics 2018, as of 30 September 2018.
4
LIMRA/Secure Retirement Institute, US Individual Annuity Participants Report 3Q YTD 2018.
5
Source: Third Quarter 2018 SNL Financial.

United Kingdom and Europe

Introduction

M&GPrudential is the UK and Europe savings and investments business of Prudential plc. It was formed in 2017 through the merger of Prudential's UK and Europe insurance operations with M&G Investments, Prudential's international asset manager.

Our business manages total assets of £321 billion1 and serves more than six million customers worldwide. M&GPrudential offers savings and investment products for individuals who want to build and protect their life savings. We provide innovative asset management and customer solutions, supported by strategic asset allocation, an international distribution network and two strong brands.

In March 2018, the Board of Prudential plc announced its intention to demerge M&GPrudential. The Prudential Board believes the demerger will further strengthen two already strong businesses. For M&GPrudential, the demerger will enable our leadership team to focus solely on what is important to our customers, give us direct control over our own capital and enable us to pursue growth opportunities without competing for resources with other Prudential plc businesses. M&GPrudential is expected to have a premium listing on the London Stock Exchange.

We see a huge opportunity in the growing savings gap across Europe. As support from the state diminishes and employers gradually retreat from guaranteed retirement provisions, more and more people need to make their own preparations for retirement and other life goals. At the same time, many people with sizeable asset pools, who want to grow or protect their value, seem to be keeping their money in cash despite the negative real return. Across the EU, there is an estimated €10 trillion2 of cash sitting, largely idle, in bank deposits at very low interest rates.

We believe M&GPrudential is well placed to help our customers build and protect their savings because of the mix of our businesses, capabilities and people. We combine the best of fund management with compelling customer propositions in a highly collaborative culture. Our competitive advantages arise from the strength and depth of this business mix built over many years.

We have a full set of diversified investment capabilities with expertise spanning a range of fixed income, equity, multi-asset, real estate and private asset classes. We are one of the largest multi-asset managers in Europe through the £131 billion Prudential With-Profits Fund and our range of branded M&G funds, and manage £59 billion of private assets, including an international real estate portfolio. We are a UK market leader in savings solutions with our PruFund proposition, a modern way of with-profits investing. We also have one of the fastest growing advised platforms3 in the UK, reaching £13.3 billion in assets under administration in the 24-month period since launch. We have a growing international distribution network with multi-channel breadth and depth, and two of the strongest brands in the market.

Building on these competitive advantages, M&GPrudential's priorities in 2019 will be:

  —
  To continue to serve our customers well, by improving outcomes and service levels, and widening product choice;
  —
  To advance our merger and transformation programme, to modernise the business so that we become a simpler, lower-cost, digital organisation; and
  —
  To prepare M&GPrudential for demerger and its future as an independent company with its own listing on the stock market.

Market overview

M&GPrudential serves the world's largest savings and investments markets, with a focus on UK and Europe. Across the region, people increasingly need help to meet their long-term financial goals as responsibility for retirement savings passes from state and employer to the individual.

Customers in our markets demand easy access to savings and investment solutions, as well as guidance and advice from trusted providers. In addition, persistently low rates of return on bank cash deposits are fuelling demand for effective solutions, whether clients are saving for retirement, building a lump sum or protecting their wealth from inflation.

In the institutional market, clients are increasingly seeking bespoke solutions from asset managers with diversified investment capabilities and global reach. The combination of M&GPrudential's expertise in private assets, which are much in demand in this sector, and our growing international network of offices means we are well placed to serve these clients.

Customers

We serve a wide range of customers: individuals saving for retirement and other life goals; retirees who want to draw down on their accumulated savings; professional intermediaries who manage the savings of their own customers; pension funds; and other institutional clients with future, long-term financial commitments.

What all our customers have in common is the desire for professional help to build and protect their savings with confidence. Our approach is to offer a broad range of products and services, in a variety of formats, through multiple distribution channels – all backed by the same in-house investment expertise and capability.

Our customers fall into five broad categories:

  —
  UK retail advised customers who are saving for retirement or who want to draw down on their accumulated savings. They typically invest in our market-leading PruFund, which offers smoothed, long-term returns adjusted for different risk tolerances;
  —
  UK retail advised and direct customers who invest for the long term through our range of M&G-branded mutual funds. This group includes about 160,000 customers who invest directly with our fund management business;
  —
  Customers of our traditional insurance business in the UK. Numbering six million, these customers typically hold a Prudential annuity, which pays an income for life, or an insurance-wrapped savings bond;
  —
  Wholesale clients in Europe and Asia. These include retail banks, private banks, wealth managers, independent advisers and fund platforms. We manage £38 billion on behalf of these clients' own customers; and
  —
  Pension funds and other institutional clients, who invest on behalf of their scheme members. We have nearly 900 such relationships, including 70 per cent of the UK's largest pension schemes4.

In 2019, we will continue to improve service levels and launch new offerings. In the UK retail market, we will broaden the choice of tax wrappers and products on our own adviser platform. In November, we made M&G's range of mutual funds available for the first time on the Prudential adviser platform and in January, we launched PruFolio, a new range of passive, active and smoothed return funds.

For customers of our traditional insurance business, our modernisation programme is already improving service levels. Deployment of new digital technology has reduced markedly the time it takes to process a redemption from a Prudential savings bond. Customers can now register for our MyPru online service in minutes.

During 2018, we transferred £21 billion of our key European fund offerings into new Luxembourg-based SICAVs, with the process expected to be completed as planned in the first quarter of 2019. This positions us well to minimise any potential disruption for our European clients stemming from the UK's withdrawal from the European Union, while also creating a more flexible and robust platform for international growth.

Our investment solutions

The core engine of our business is a long-standing collaboration between our fund managers and the strategic asset allocators who oversee the investment of the Prudential life funds. This symbiotic relationship enables us to diversify our investment capabilities and to innovate by developing high-quality products for all customers.

Our investment capabilities span the traditional public markets, from cash through fixed income and on to international equities. We also have a large range of private asset capabilities with £59 billion of assets under management, covering real estate, private debt, corporate loans and infrastructure investments such as broadband and solar energy.

This breadth of our investment capability underpins many of our customer offerings. It reinforces the reliability of the returns from our £131 billion With-Profits Fund, which is one of Europe's largest multi-asset portfolios for retail savers5. The With-Profits Fund has produced a cumulative gross return of 129.5 per cent over 10 years6 before tax and charges compared with a 121.4 per cent return from the FTSE 100 Index over the same period, not allowing for any management fees. A key component of this performance is PruFund. Launched over 10 years ago, PruFund is a transparent and modern way of with-profits investing in the UK, which has since become the fastest-growing savings and investment proposition across the Group.

PruFund offers individuals different rates of smoothed return aligned with their tolerance for risk. In 2019, we aim to enhance advisers' access to PruFund by significantly upgrading our digital services across a range of tax wrappers. We are also exploring with European distributors, how we might make the benefits of PruFund available to savers in their markets. Today, assets under management in PruFund top £43 billion after attracting £8.5 billion of net inflows during 2018.

The With-Profits Fund has acted as an incubator for other products too. Among these are a range of investment strategies based on private asset investments – such as real estate, infrastructure assets and private debt – and marketed to clients seeking this type of exposure.

We are seeing strong demand from pension funds for our private asset products because they are seeking higher yields to manage long-term liabilities. These types of investment strategy remain comparatively resilient to fee pressure because they are not easy for passive investment managers to replicate as they involve securing real and private assets.

During 2018, we continued to expand our range of mutual funds for retail investors. These included the innovative M&G Positive Impact Fund, which widens access to impact investing for retail customers who want to invest in companies that aim to have a positive impact on society, and the M&G Sustainable Allocation Fund, a multi-asset fund incorporating environmental, social and governance factors. We also launched an investment trust, M&G Credit Income Investment Trust, which for the first time allows UK retail investors to put their money into a combined portfolio of public and private debt.

Responding to the growing institutional client demand for social and environmental investment strategies, we also launched the M&G Impact Financing Fund, which was awarded Best New Entrant (Fund) at the Sustainable and ESG Investment Awards 2018. Total assets under management at 31 December 2018 were £321 billion1 (31 December 2017: £351 billion), reflecting inflows to PruFund products, multi-asset wholesale offerings and other institutional business, more than offset by the expected redemption of a single low-margin institutional mandate and outflows from bond and equity funds in volatile financial markets.

Refer to 'Additional information on the long-term products of M&GPrudential' for further details on products.

Distribution

At M&GPrudential, we have two outstanding complementary brands, both of which share a common philosophy of aiming to deliver excellent long-term customer outcomes.

Currently, we choose to serve our customers' needs through our many business-to-business relationships. These relationships include thousands of independent financial advisers, most of the high-street banks, wealth managers, institutional investment managers and pension funds. Two years ago, we established an adviser platform in the UK to give the market better access to PruFund. Since then, we have diversified the range of products on the platform to include M&G mutual funds. In 2018, it was among the fastest growing platforms in the UK, reaching £13.3 billion of assets under administration.

Outside the UK, we distribute our investment products with the support of our financial advisers, independent asset managers, insurers and some of the world's largest banks. From a standing start just under two decades ago, we have built an international distribution network to distribute M&G products and support clients in 29 markets, with offices most recently opened in Australia and the United States. Our new Luxembourg investment platform, as well as readying our business for Brexit, enables us to distribute our mutual funds more efficiently in Europe and beyond by offering our investment strategies in the SICAV format favoured by many of our clients.

Update on business transformation and demerger

Our business modernisation programme is well advanced and already showing service benefits for customers. In January 2018, we announced a new partnership with Tata Consultancy Services to transfer, consolidate and upgrade the customer administration systems for our traditional insurance business. This involved the transfer of 2,500 people, including 650 Prudential colleagues.

Each day, we move closer to our model of a simpler, lower-cost, digital organisation. The impact on customer outcomes is already evident. Examples include: a new digital service for investment bond customers that has reduced cash withdrawal waiting times by almost 80 per cent; changes to our bereavements processes, which are saving our customers 200,000 days of their time each year; and delivery of simplified annual benefit statements for more than one million Prudential customers. M&GPrudential remains on track to deliver the announced annual shareholder cost savings of circa £145 million by 2022 for a shareholder investment of circa £250 million.

The build of our corporate infrastructure is well advanced. The M&GPrudential leadership team is in place, a new governance model has been implemented and we have built a set of unified corporate support services.

In September, we announced the appointment of an M&GPrudential Chair, Mike Evans. During the first half of 2019, the recruitment of the board will begin for the new listed company, including the appointment of independent non-executive directors including the heads of the key committees.

Additional information on the long-term products of M&GPrudential

Long-term products

M&GPrudential's long-term products in the UK consist of life insurance, pension products and pensions annuities. The following table shows M&GPrudential's new business insurance and investment premiums by product line for the periods indicated. New business premiums include deposits for policies with limited or no life contingencies. M&GPrudential also distributes life insurance products, primarily investment bonds, in other European countries and has a business in Poland which primarily sells with-profits savings and protection products. The volume of such business is relatively small and is included in the table below.

	Year Ended 31 December £m

	2018	2017	2016

Individual annuities	203	223	546
Bonds	3,539	3,509	3,834
Corporate Pensions	186	233	231
Individual Pensions	5,716	5,779	2,567
Income drawdown	2,555	2,218	1,649
Other products	1,360	1,269	1,186

Total new business premiums	13,559	13,231	10,013

Of the total new business premiums of £13,559 million (2017: £13,231 million; 2016: £10,013million), £13,382 million (2017: £13,044 million; 2016: £9,836 million) were for single premiums and £177 million (2017: £187 million; 2016: £177 million) were for regular premiums.

Pension annuities

Following the decision taken in 2016 to curtail retail sales of annuity business, during 2017, M&GPrudential introduced an annuity service which gives retiring customers access to a panel of annuity providers rather than access to a M&GPrudential's annuity. This has been rolled out to approximately 50 per cent of the pension books.

M&GPrudential offers conventional annuities which include level (non-increasing), fixed increase and RPI annuities. In 2018, new business premiums for these conventional annuities were £203 million (2017: £223 million).

Bonds

Onshore Bonds

M&GPrudential offers customers a range of investment funds to meet different risk and reward objectives. M&GPrudential's main onshore bond product wrapper is the Prudential Investment Plan (PIP). Through this plan, based on a single premium with no fixed term, customers have the option to invest in the with-profits fund through PruFund or in a range of unit-linked investment funds.

PIP also gives financial advisers the opportunity to choose from different external fund management groups and the flexibility to make changes to portfolio and asset allocation over time. In addition M&GPrudential offers an open architecture onshore bond, the Prudential Onshore Portfolio Bond (POPB), which allows customers to access a wide range of quoted UK investments. New business premiums from this product were £49 million in 2018 (2017: £80 million). In total in 2018, new business premiums from the unit-linked option within on-shore bond wrappers, including PIP and POPB, were £152 million (2017: £186 million).

M&GPrudential offers a unitised and smoothed with-profits investment fund called PruFund, which is designed to provide increased transparency and smoothed investment returns to the customer with a choice of Cautious, Growth or Risk-Managed funds. PruFund also offers clients an optional guarantee on the initial investment in either the Cautious or Growth funds with terms between ten and fifteen years. PruFund is available across M&GPrudential's range of tax wrappers including individual pensions, income drawdown, ISA, onshore and offshore bonds. In 2018, total bonds new business premiums attributable to PruFund, including new business through PIP, was £2,397 million (2017: £2,342 million). The new business premiums for other onshore bonds were £53 million in 2018 (2017: £132 million).

With-profits bonds aim to provide capital growth over the medium to long term, and access to a range of investment sectors without the costs and risks associated with direct investment into these sectors. Capital growth for the policyholder on with-profits bonds, apart from PruFund, is achieved by the addition of reversionary or annual bonuses, which are credited to the bond on a daily basis from investment returns achieved within The Prudential Assurance Company Limited's (PAC's) long-term with-profits fund, offset by charges and expenses incurred in the fund. A final bonus may also be added when the bond is surrendered. The PruFund return to policyholders is based on a published expected growth rate, updated quarterly, combined with unit price adjustments which aim to deliver the return on the underlying fund in a more stable way. In contrast the capital return on unit-linked bonds directly reflects the movement in the value of the assets underlying those funds. When funds invested in PAC's long-term with-profits fund are either fully or partially withdrawn, PAC may apply a market value adjustment to the amount paid out.

The sales growth across M&GPrudential's with-profits range has been achieved on the back of sustained strong investment performance in its Life Fund over a number of years, reflecting the benefits of its diversified investment policy. M&GPrudential believes that this market will continue to see further growth as investors turn to trusted and financially strong brands and products offering an element of capital protection.

Offshore Bonds

M&GPrudential's offshore bond products are the Prudential International Investment Bond and the Prudential International Investment Portfolio offering clients access to a wide range of quoted UK investments. M&GPrudential's offshore bond sales rose by 10 per cent to £937 million in 2018 (2017: £849 million).

Pension and income drawdown products

M&GPrudential provides both corporate, individual pension and income drawdown products. Pension products are tax advantaged long-term savings products that comply with rules established by the HM Revenue & Customs (HMRC) and are designed to supplement state provided pensions.

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

Income drawdown products have historically provided a 'bridge' between pensions and annuities, allowing customers to access pension savings from age 55, subject to certain limits. These products help customers manage their pensions through the various stages of retirement, and also offer flexibility while providing potential for capital growth. Income drawdown has proved popular with customers seeking greater flexibility than that offered by a traditional annuity product, but preferring to draw funds gradually rather than withdrawing all of their savings as cash. Depending on the size of their pension pot and the individual's tax position, it may also be more tax efficient for a customer to invest in a drawdown product rather than to take cash. Many of the pension products M&GPrudential offers are with-profits products or offer the option to have all or part of the contributions allocated to the with-profits fund. Where funds invested in the with-profits fund are withdrawn prior to the pension date specified by the policyholder, M&GPrudential may apply a market value adjustment (MVA) to the amount paid out. MVAs do not apply to the PruFund investment options. The remaining pension products are non-participating products, which include unit-linked products.

Individual pensions and income drawdown

M&GPrudential's individual pension range offers unit-linked and unitised with-profits products, including products that meet the criteria of the UK government's stakeholder pension program.

M&GPrudential launched its new Retirement Account proposition, which offers one account for both pension savings and income drawdown and can accept transfers from existing plans, to the intermediated market, including its own advised sales force, PFP, in the third quarter of 2016. It is a digital proposition with an open charging structure separating charges out for the tax wrapper, funds and guarantees and offers improved service to advisers and customers. To meet customers' needs for secure income whilst still retaining some flexibility, a minimum income guarantee is offered as an additional option. The overall proposition, both with and without the minimum income guarantee option, has been well received in the market, securing significant sales since launch and accounting for 88 per cent of total individual pension and income drawdown sales in 2018.

For products with drawdown features, the investment risk and mortality risk remains with the policyholder, payments are not guaranteed, and tend to cost more to administer. In the past, this has meant that the option to draw down income tended to apply mainly to more sophisticated policyholders, commonly with larger retirement funds. The changes in the rules governing access to pension savings mean that consumers now have more choice and flexibility in how they access their retirement income and drawdown has become more popular for customers starting to take income in retirement. Any income taken from pension savings in excess of the allowable tax-free lump sum is taxable at a customer's marginal tax rate.

PruFund is available across M&GPrudential's range of individual pensions and income drawdown tax wrappers and accounts for the majority of the new business premiums of these two categories.

Corporate Pensions

There are two categories of corporate pension products: defined benefit and defined contribution. M&GPrudential has an established defined benefit plan client base covering the small to medium sized employer market. M&GPrudential's defined contribution client base ranges from small unlisted companies to some of the largest companies in the UK as well as a number of clients in the public sector (in particular where M&GPrudential offers the Additional Voluntary Contribution ('AVC') facility). Additional Voluntary Contribution plans enable employees to make additional pension contributions to supplement their occupational pension plans. M&GPrudential administers corporate pensions for c.600,000 scheme members sponsored by some of the UK's largest employers and has also built a very strong position in the provision of with-profits AVC arrangements. M&GPrudential provides AVCs to 74 of the 99 Local Government Authorities in the UK.

Other products

PruFund ISA

The PruFund range of investment funds was added to the Prudential ISA in February 2015, to offer clients a level of smoothing within a tax efficient wrapper. New business premiums in 2018 were £1,330 million (2017: £1,246 million).

Shareholders' interests in M&GPrudential's long-term insurance business

In common with other UK long-term insurance companies, M&GPrudential's products are structured as either with-profits products or non-participating (including unit-linked) products. With-profits policies are supported by a with-profits fund. M&GPrudential's with-profits fund is part of PAC's long-term fund. For statutory and management purposes, PAC's long-term fund consists of a number of sub-funds in which shareholders and policyholders have varying interests.

With-profits products

With-profits policies are supported by a with-profits sub-fund and can be single premium (for example, Onshore Bonds) or regular premium (for example, certain pension products). M&GPrudential's with-profits sub-fund is part of PAC. The return to shareholders on M&GPrudential's with-profits products is in the form of a statutory transfer to PAC shareholders' funds. This is analogous to a dividend from PAC's with-profits sub-fund, and is dependent upon the bonuses credited or declared on policies in that year. M&GPrudential's with-profits policyholders currently receive 90 per cent of the distribution from the main with-profits sub-fund as bonus additions to their policies, while shareholders receive 10 per cent as a statutory transfer.

With-profits products provide an equity-type return to policyholders through bonuses that are 'smoothed'. There are two types of bonuses: 'regular' and 'final'. Regular bonuses, often referred to as reversionary bonuses, are declared once a year and, once credited, are guaranteed in accordance with the terms of the particular product. Unlike annual bonuses, final bonuses are only guaranteed until the next bonus declaration. Final bonuses are only credited on a product's maturity or surrender or on the death of the policyholder. Final bonuses can represent a substantial portion of the ultimate return to policyholders.

In addition to the with-profits policies described above, the with-profits sub-fund also contains the PruFund range of with-profits contracts, which offer policyholders a choice of investment profiles. Unlike the more traditional with-profits contracts, no regular or final bonuses are declared. Policyholder return is determined by an Expected Growth Rate (EGR) which is declared quarterly. A different EGR is applied for each of the PruFund funds within the range, each relating to the individual asset mix of that fund. The relevant EGR is applied to increase the unit value of policyholder funds, calculated daily. In normal investment conditions the EGR is expected to reflect PAC's view of how the funds will perform over the longer term. An adjustment is made to the smoothed unit value if it moves outside of a specified range relative to the value of the underlying assets.

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

When determining policy payouts, including final bonuses, PAC follows an actuarial practice of considering 'asset shares' for specimen policies. Asset shares broadly reflect the value of premiums paid in respect of a policy accumulated at the investment return on the assets PAC notionally attributes to the policy. In calculating asset shares, PAC takes into account the following items:

  —
  The cost of mortality risk and other guarantees (where applicable);
  —
  The effect of taxation;
  —
  Management expenses, charges and commissions;
  —
  The proportion of the amount determined to be distributable to shareholders; and
  —
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

In 2018, PAC declared a total surplus of £2,669 million (2017: £2,385 million) from PAC's primary with-profits sub-fund, of which £2,410 million (2017: £2,152 million) was added to with-profits policies and £259 million net of tax (2017: £233 million) was distributed to shareholders of which 17 per cent was from PruFund business (2017:15 per cent). These amounts included annual bonus rates of 1.5 per cent for the whole year for Prudence Bond and 1.5 per cent for the whole year for personal pensions.

The closed Scottish Amicable Insurance Fund (SAIF) declared total bonuses in 2018 of £328 million compared with £354 million in 2017. Shareholders have no interest in profits from the SAIF fund, although they are entitled to the investment management fees paid by this business.

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

The surplus assets, as working capital, enables M&GPrudential to support with-profits business by providing the benefits associated with smoothing and guarantees, by providing investment flexibility for the fund's assets, by meeting the regulatory capital requirements that demonstrate solvency and by absorbing the costs of significant events or fundamental changes in its long-term business without affecting the bonus and investment policies. The size of the inherited estate fluctuates from year to year depending on the investment return and the extent to which it has been required to meet smoothing costs, guarantees and other events.

Support for with-profits sub-funds by shareholders' funds

PAC is liable to meet its obligations to with-profits policyholders even if the assets of the with-profits sub-funds are insufficient to do so. The assets, represented by the unallocated surplus of with-profits funds, in excess of amounts expected to be paid for future final bonuses and related shareholder transfers (the excess assets) in the with-profits sub-funds could be materially depleted over time by, for example, a significant or sustained equity market downturn, costs of significant fundamental strategic change or a material increase in the pension mis-selling provision. In the unlikely circumstance that the depletion of the excess assets within the long-term fund was such that the Group's ability to satisfy policyholders' reasonable expectations was adversely affected, it might become necessary to restrict the annual distribution to shareholders or to contribute shareholders' funds to the with-profits sub-funds to provide financial support.

Matters relating to with-profits sub-funds:

  —
  Pension mis-selling review – the UK insurance regulator required all UK life insurance companies to review sales of personal pensions policies for potential mis-selling. Offers of redress to all cases were made by 30 June 2002. Whilst Prudential believed it met the regulator's requirements to issue offers of redress to all customers by 30 June 2002 there is a population of customers who, whilst an attempt was made at the time, to invite them to participate in the review, may not have received their invitation. These customers are being re-engaged to ensure that they have the opportunity to take part in the review. Costs arising from this review are met by the excess assets of the UK with-profits sub-fund and hence have not been charged to the asset shares used in the determination of policyholder bonus rates. Prudential has given an assurance that these deductions from excess assets will not impact its bonus or investment policy for policies within the with-profits sub-funds that were in force at 31 December 2003. This assurance does not apply to new business since 1 January 2004. In the unlikely event that such deductions would affect the bonus or investment policy for the relevant policies, Prudential has stated it would make available support to the sub-fund from shareholder resources for as long as the situation continued, so as to ensure that policyholders were not disadvantaged;

  —
  Scottish Amicable Insurance sub-fund – policies within this sub-fund (a with-profits sub-fund closed to new business) contain minimum levels of guaranteed benefit to policyholders. Should the assets of the sub-fund be inadequate to meet the guaranteed benefit obligations of the policyholders of SAIF, the UK with-profits sub-fund would be liable to cover any such deficiency in the first instance;

    In addition, certain pensions products within this sub-fund have guaranteed annuity rates at retirement, for which a provision of £361 million was held within the sub-fund (31 December 2017: £503 million); and

  —
  Guaranteed annuities – a provision for guaranteed annuity products of £49 million was held (31 December 2017: £53 million) in the UK with-profits sub-fund.

Intra-group capital support arrangements

Prudential plc and PAC have put in place intra-group arrangements to formalise circumstances in which capital support would be made available by Prudential plc. While Prudential plc considers it unlikely that such support will be required, the arrangements are intended to provide additional comfort to PAC and its policyholders.

Non-participating business

The profits from almost all of the new non-participating business accrue solely to shareholders.

Notes

1
Represents M&GPrudential asset management external funds under management and internal funds included on the M&GPrudential long-term insurance business balance sheet.
2
Household deposit data, Eurostat 2017.
3
UK Advised Platform Market data, Platforum, Q3 2018.
4
Based on the UK's Top 50 Pension Schemes by size, S&P Money Market Directory, June 2018.
5
M&GPrudential analysis comparing our largest with-profits fund with other European mixed asset funds with data from Financial Express.
6
Performance data for Prudential with-profits fund excludes hypothecated asset pools of Optimum Bonus fund and Risk-Managed PruFunds. Returns are shown before of charges.

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

The principal competitive factors affecting the sale of Prudential's products in its chosen markets are:

  —
  Price and yields offered;
  —
  Financial strength and ratings;
  —
  Commission levels, charges and other expenses;
  —
  Range of product lines and product quality;
  —
  Brand strength, including reputation, quality of service and use of technological advances;
  —
  Distribution channels;
  —
  Investment management performance; and
  —
  Historical bonus/contract enhancement and bonus interest levels.

An important competitive factor is the ratings Prudential receives in some of its target markets, most notably in the US, from recognised rating organisations. The intermediaries with whom Prudential works, including financial advisers, tied agents, brokers, wholesalers and financial institutions consider ratings as one factor in determining which provider to purchase financial products from.

Prudential offers different products in its different markets in Asia, the US, the UK and Europe and, accordingly, faces different competitors and different types of competition in these markets. In all of the markets in which Prudential operates, its products are not unique and, accordingly, it faces competition from market participants who manufacture a varying range of similar and identical products.

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

Prudential's principal competitors in the Asia Pacific region include global life insurers such as Allianz, AXA and Manulife together with regional insurers such as AIA, FWD and Great Eastern, and multinational asset managers such as Franklin Templeton, HSBC Global Asset Management, J.P. Morgan Asset Management and Schroders. In most markets, there are also local companies that have a material market presence eg China Life, China Pacific and Ping An in China, HSBC Life in Hong Kong and Muang Thai Life.

US

Prudential's insurance operations in the US operate under the Jackson brand. Prudential is not affiliated with Prudential Financial, Inc. or its subsidiary, The Prudential Insurance Company of America.

Jackson's competitors in the US include major stock and mutual insurance companies, mutual fund organisations, banks and other financial services companies. National banks may become more significant competitors in the future for insurers who sell annuities, due to current legislation, court decisions and regulatory actions. Jackson's principal competitors in the US include AEGON, AIG, Allianz, AXA Financial Inc., Brighthouse, Lincoln Financial Group, MetLife and Prudential Financial.

Jackson does not have a career agency sales force to distribute its annuity products in the US and, consequently, competes for distributors such as banks, broker-dealers and independent agents.

UK and Europe

M&GPrudential's principal competitors include many of the major retail financial services companies and fund management companies operating in the UK. These companies include Aviva, Janus Henderson, Jupiter, Legal & General, Schroders and Standard Life Aberdeen. Prudential competes with other providers of financial products to be included on financial advisors' panels of preferred providers.

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

 FINANCIAL REVIEW

Overview

Prudential's financial performance in 2018 reflects our strategic focus on driving growth in high-quality, recurring health and protection and fee business across our geographies, products and distribution channels. Prudential's financial performance has been accomplished at the same time as the Group has made good progress in the complex preparations for the intended demerger of M&GPrudential from Prudential plc, which we announced in March 2018.

Our financial performance was led by our Asia business which delivered double digit growth in adjusted IFRS operating profit based on longer-term investment returns. Our Asia asset manager, Eastspring, has grown adjusted IFRS operating profit based on longer-term investment returns amidst a challenging external environment. In the US, we saw growth in fee income driven by higher average account balances offset by an increase in market-related deferred acquisition costs (DAC) amortisation and an expected reduction in spread-based revenues, leading to a fall in adjusted IFRS operating profit based on longer-term investment returns. M&GPrudential delivered adjusted IFRS operating profit based on longer-term investment returns of £1,634 million, up 19 per cent (2017: £1,378 million). This included £519 million (2017: £597 million) from our core1 with-profits and annuity business, with the with-profits contribution up 11 per cent to £320 million, offset by lower annuities earnings following the reinsurance of £12 billion2 of liabilities in March 2018.

We provide a discussion of our financial performance in 2018 in this section, which is organised as follows:

  •
  IFRS Critical Accounting Policies
  •
  Summary Consolidated Results and Basis of Preparation of Analysis
  •
  Explanation of Movements in Profit after Tax and Profit before Shareholder Tax by Reference to the Basis Applied for Segmental Disclosure
  •
  Basis of Performance Measures
  —
  Determination of adjusted IFRS operating profit based on longer-term investment returns for investment and liability movements
  —
  Analysis of adjusted IFRS operating profit based on longer-term investment returns
  •
  Explanation of performance and other financial measures
  —
  Earnings per share
  —
  Adjusted IFRS operating profit based on longer-term investment returns
  —
  Short-term fluctuation in investment returns on shareholder-backed business
  —
  Group and Holding Company Cash Flows
  —
  Capital Position, Financing and Liquidity
  •
  Explanation of Movements in Profit before Shareholder Tax by Nature of Revenue and Charges
  •
  EEV Basis, New Business Results and Free Surplus Generation
  •
  Additional Information on Liquidity and Capital Resources

Notes

1
Core refers to the underlying profit of the UK and Europe insurance business, excluding the effect of, for example, management actions to improve solvency and material assumption changes. Details of these are set out in note I(d) of the Additional unaudited financial information.
2
Relates to IFRS shareholder annuity liabilities, valued as at 31 December 2017.

 IFRS Critical Accounting Policies

Prudential's discussion and analysis of its financial condition and results of operations are based upon Prudential's consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB and as endorsed by the EU (EU-endorsed IFRS). EU-endorsed IFRS may differ from IFRS as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. As at 31 December 2018, there were no unendorsed standards effective for the three years ended 31 December 2018 affecting the consolidated financial information of Prudential and there were no differences between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to Prudential. Prudential adopts mandatory requirements of new or altered EU-adopted IFRS standards when required, and may consider earlier adoption where permitted and appropriate in the circumstances.

The preparation of our consolidated financial statements requires Prudential to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, which are both recognised and unrecognised (eg contingent liabilities) in the primary financial statements. Prudential evaluates its estimates, including those related to long-term business provisioning and the fair value of assets.

Critical accounting policies are defined as those that are reflective of significant judgements and uncertainties, and that can potentially give rise to different results under different assumptions and conditions. Prudential believes that its critical accounting policies are limited to the policies referenced below which are described further in the notes to the consolidated financial statements.

Critical accounting policies	Reference to the disclosure notes in the consolidated financial statements

Classification of insurance and investment contracts	A3.1(a)

Measurement of policyholder liabilities and unallocated surplus of with-profits funds	A3.1(a)

Measurement and presentation of derivatives and debt securities of US insurance operations	A3.1(b)

Presentation of results before tax	A3.1(b)

Segmental analysis of results and earnings distributable to shareholders	A3.1(b)

The critical accounting policies referenced above are critical for those businesses that relate to the Group's shareholder-financed business. In particular this applies for Jackson which is the largest shareholder-backed business in the Group. The policies are not critical in respect of the Group's with-profits business. This distinction reflects the basis of recognition of profit and accounting treatment of unallocated surplus of with-profits funds as a liability, as described elsewhere in this Financial Review and our financial statements.

In determining the measurement of the Group's assets and liabilities and in preparing financial statements, more generally, estimates and judgements are required. Our critical accounting estimates and assumptions are those set out below, with a reference to the detailed discussion in the notes to our consolidated financial statements.

Critical accounting estimates and assumptions	Reference to the disclosure notes in the consolidated financial statements

Classification of insurance and investment contracts	A3.1(a)

Measurement of policyholder liabilities and unallocated surplus of with-profits funds	A3.1(a); and C4.2

Deferred acquisition costs for insurance contracts	A3.1(c); and C4.2

Financial investments – Valuation	A3.1(c)

Financial investments – Determining impairment in relation to financial assets	A3.1(c)
Additional quantitative information on the impairment and realised gains/losses recognised on the available-for-sale debt securities of US insurance operations	B1.2
Additional quantitative information on the movement in the statement of financial position value of the available-for-sale debt securities of US insurance operations and those which are in a gross unrealised loss position.	C3.2(b), C3.2(c)

Intangible assets – Carrying value of distribution rights	A3.1(c)

 Summary Consolidated Results and Basis of Preparation of Analysis

The following table shows Prudential's consolidated total profit for the years indicated.

	Year Ended 31 December £m (AER)

	2018	2017	2016

Total revenue, net of reinsurance	24,931	86,390	71,718
Total charges, net of reinsurance and (loss) profit attaching to disposal of businesses	(21,913)	(82,722)	(68,688)
Share of profits from joint ventures and associates, net of related tax	291	302	182

Profit before tax (being tax attributable to shareholders' and policyholders' returns) *	3,309	3,970	3,212
Tax attributable to policyholders' returns	326	(674)	(937)

Profit before tax attributable to shareholders	3,635	3,296	2,275

Tax charge (credit)	(296)	(1,580)	(1,291)
Less: tax attributable to policyholders' returns	(326)	674	937

Tax charge attributable to shareholders' returns	(622)	(906)	(354)

Profit for the year	3,013	2,390	1,921

*
This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders. This is principally because the corporate taxes of the Group include those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the profit before all taxes measure (which is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of with-profits funds after adjusting for taxes borne by policyholders) is not representative of profit before tax attributable to shareholders.

Under IFRS, the pre-tax GAAP measure of profit is profit before policyholder and shareholder taxes. This measure is not relevant for reflecting pre-tax results attributable to shareholders for two reasons. Firstly, this profit measure represents the aggregate of pre-tax results attributable to shareholders and a pre-tax amount attributable to policyholders. Secondly, the amount is determined after charging the transfer to the liability for unallocated surplus, which in turn is determined in part by policyholder taxes borne by the ring-fenced with-profits funds. It is noted that this circular feature is specific to with-profits funds in the UK and other similarly structured overseas funds, and should be distinguished from other products, which are referred to as 'with-profits', and the general accounting treatment of premium tax or other policy taxes.

Accordingly, Prudential has chosen to explain its consolidated results principally by reference to profits for the year, reflecting profit after tax. In explaining movements in profit for the year, reference is made to trends in profit before shareholder tax and the shareholder tax charge. The explanations of movement in profit before shareholder tax are shown below by reference to the profit analysis applied for segmental disclosure as shown in note B1 to the consolidated financial statements. This basis is used by management and reported externally to the holders of shares listed on the London, Hong Kong and Singapore exchanges and to those financial markets. Separately, in this section, analysis of movements in profits before shareholder tax is provided by nature of revenue and charges.

Explanation of Movements in Profit after Tax and Profit before Shareholder Tax by Reference to the Basis Applied for Segmental Disclosure

(a)
Group overview

2018 compared with 2017

Profit for the year after tax for 2018 was £3,013 million compared with £2,390 million for 2017 on an AER basis. The increase primarily reflects the movement in profit before tax attributable to shareholders, which increased from a profit of £3,296 million in 2017 (on an AER basis) to a profit of £3,635 million in 2018 and a decrease in the tax charge attributable to shareholders from £906 million in 2017 to £622 million in 2018.

On an AER basis, the increase in the total profit before tax attributable to shareholders from £3,296 million in 2017 to £3,635 million in 2018 reflects an increase in adjusted IFRS operating profit based on longer-term investment returns of £128 million or 3 per cent, which was further improved by a decrease in non-operating losses of £211 million, from a loss of £1,403 million to a loss of £1,192 million. The reduction in non-operating losses of £211 million is primarily attributable to a favourable change in short-term fluctuations in investment returns of £1,005 million from negative £1,563 million in 2017 to negative £558 million in 2018 partially offset by an increase in the loss on disposal of businesses and corporate transactions from a gain of £223 million in 2017 to a loss of £588 million in 2018. The loss on disposal of businesses and corporate transactions in 2018 relates primarily to the £508 million pre-tax loss following the reinsurance of UK annuities to Rothesay Life in March 2018.

The increase of £128 million or 3 per cent in the Group adjusted IFRS operating profit based on longer-term investment returns includes a positive exchange translation impact of £149 million. Excluding the effect of currency volatility, on a CER basis, Group adjusted IFRS operating profit based on longer-term investment returns increased from £4,550 million to £4,827 million, 6 per cent higher than the equivalent amount in 2017 reflecting increases from continued business momentum in Asia and a number of beneficial impacts that are not expected to recur at the same level in M&GPrudential partially offset by a decrease in the US as a result of higher market-related DAC amortisation charges.

The effective rate of tax on the total profit attributable to shareholders is 17 per cent in 2018 (2017: 14 per cent after excluding the one-off impact of the remeasurement of US deferred tax balances following the enactment in December 2017 of tax reform in the US). The increase in the 2018 effective tax rate is due to non-tax deductible investment losses in Asia. Further details are provided in note B4 of the consolidated financial statements.

2017 compared with 2016

Profit for the year after tax for 2017 was £2,390 million compared with £1,921 million for 2016. The increase primarily reflected the movement in profit before tax attributable to shareholders, which increased from a profit of £2,275 million in 2016 to a profit of £3,296 million in 2017, partially offset by an increase in the tax charge attributable to shareholders from £354 million in 2016 to £906 million in 2017.

The increase in the total profit before tax attributable to shareholders from £2,275 million in 2016 to £3,296 million in 2017 reflected an improvement in adjusted IFRS operating profit based on longer-term investment returns of £443 million from £4,256 million in 2016 to £4,699 million in 2017 and a decrease in non-operating losses of £578 million, from negative £1,981 million to negative £1,403 million. The decreased charge for non-operating items of £578 million was primarily attributable to the profit attaching to disposal of businesses of £162 million in 2017 compared with a loss of £227 million in 2016 and the favourable change in short-term fluctuations in investment returns of £115 million from negative £1,678 million in 2016 to negative £1,563 million in 2017. The increase of £443 million or 10 per cent in adjusted IFRS operating profit based on longer-term investment returns included a positive exchange translation impact of £173 million. Excluding the effect of currency volatility, on a CER basis, the Group adjusted IFRS operating profit based on longer-term investment returns increased by £270 million or 6 per cent to £4,699 million, reflecting the increases across the Group's businesses.

The effective rate of tax at the total profit level was 27 per cent in 2017 compared with 16 per cent in 2016. The increased rate principally reflected the inclusion of a £445 million one-off charge on the remeasurement of US deferred tax balances following the enactment of a tax reform in December 2017. Excluding this one-off charge, the 2017 effective tax rate would have been 14 per cent. Further details are provided in note B4 of the consolidated financial statements.

(b)
Summary by business segment and geographical region

The Group's operating segments for financial reporting are defined and presented in accordance with IFRS 8, 'Operating Segments', on the basis of the management reporting structure and its financial management information.

Under the Group's management and reporting structure its chief operating decision maker is the Group Executive Committee (GEC). In the management structure, responsibility is delegated to the Chief Executive Officers of Prudential Corporation Asia, the North American Business Unit and M&GPrudential for the day-to-day management of their business units (within the framework set out in the Group Governance Manual). Financial management information used by the GEC aligns with these three business segments. These operating segments derive revenue from both long-term insurance and asset management activities.

Operations which do not form part of any business unit are reported as 'Unallocated to a segment'. These include Group Head Office and Asia Regional Head Office costs. Prudential Capital and Africa operations do not form part of any operating segment under the structure, and their assets and liabilities and profit or loss before tax are not material to the overall financial position of the Group. Prudential Capital and Africa operations are therefore reported as 'Unallocated to a segment'.

The following table shows Prudential's IFRS consolidated total profit (loss) presented by business segment. The accounting policies applied to the segments below are the same as those used in the Group's consolidated financial statements.

	Year Ended 31 December £m

	2018	2017	2016

Asia	1,360	1,775	928
US	1,484	254	591
UK and Europe	944	1,097	1,184

Total profit attributable to the segment	3,788	3,126	2,703
Unallocated to a segment*	(775)	(736)	(782)

Total profit for the year	3,013	2,390	1,921

* Includes central operations (Group and Asia Regional Head Offices and Group borrowings), Prudential Capital and Africa operations.

In order to understand how Prudential's results are derived it is necessary to understand how profit emerges from its business. This varies from region to region, primarily due to differences in the nature of the products and regulatory environments in which Prudential operates.

Asia

The following table shows the movement in profit arising from Asia operations and its components (insurance and asset management) for the years indicated.

	Year Ended 31 December £m

	2018	2017	2016

Insurance operations	1,455	1,852	1,043
Asset management	182	176	141

Profit before shareholder tax	1,637	2,028	1,184
Shareholder tax charge	(277)	(253)	(256)

Profit after tax	1,360	1,775	928

2018 compared with 2017

The decrease of £415 million in the profit after tax from £1,775 million in 2017 to £1,360 million in 2018 primarily reflects a decrease in the profit before shareholder tax of £391 million from £2,028 million to £1,637 million and an increase in shareholder tax charge by £24 million to £277 million in 2018 from £253 million in 2017.

The decrease in profit before shareholder tax includes a decrease of £397 million in insurance operations from £1,852 million to £1,455 million marginally offset by an increase of £6 million in asset management operations from £176 million to £182 million.

For the Asia insurance operations, the assets and liabilities of contracts classified as insurance under IFRS 4 are determined in accordance with methods prescribed by local GAAP and adjusted to comply, where necessary, with grandfathered UK GAAP. Under IFRS 4, subject to the conditions of that standard, the continued application of grandfathered UK GAAP in this respect is permitted. In some operations ie Taiwan and India, US GAAP principles are applied. For with-profits business in Hong Kong, Singapore and Malaysia, the basis of profit recognition is bonus driven as described under 'UK and Europe—Basis of Profits' below.

The decrease of £397 million in the profit before shareholder tax of insurance operations primarily reflects an unfavourable movement in non-operating items of £580 million from a gain of £53 million in 2017 to a loss of £527 million in 2018. This is partially offset by an increase of adjusted IFRS operating profit based on longer-term investment returns of £183 million from a profit of £1,799 million in 2017 to £1,982 million in 2018. The unfavourable change in non-operating items were primarily due to an increase in short-term fluctuations in investment returns from negative £1 million to negative £512 million, following falls in equity markets and unrealised bond losses in the period due to rising interest rates in many markets in Asia. The increase of £183 million in adjusted IFRS operating profit based on longer-term investment returns includes a negative exchange translation impact of £72 million. Excluding the currency volatility, adjusted IFRS operating profit based on longer-term investment returns is up 15 per cent or £255 million on a CER basis reflecting the continued growth of the in-force book of recurring premium business.

The increase of £6 million in the profit before shareholder tax of asset management operations from £176 million in 2017 to £182 million in 2018 includes an unfavourable exchange translation impact of £5 million. Excluding the currency volatility, profit from Asia asset management operations was up 6 per cent or £11 million on a CER basis, mainly reflecting growth in assets under management, combined with positive operating leverage, offsetting a marginal reduction in revenue margins.

The effective shareholder tax rate on profits from Asia operations increased to 17 per cent in 2018 compared with 12 per cent in 2017, principally due to unrealised investment losses that were not tax deductible.

2017 compared with 2016

The increase of £809 million in insurance operations primarily reflected a favourable movement in non-operating items of £513 million from a non-operating loss of £460 million in 2016 to a non-operating profit of £53 million in 2017 and an increase of adjusted IFRS operating profit based on longer-term investment returns of £296 million from a profit of £1,503 million in 2016 to a profit of £1,799 million in 2017. The favourable change of £513 million in non-operating profit was primarily due to a £227 million one-off remeasurement loss in 2016 attaching to the sold Korea life business and a one-off cumulative exchange gain of £61 million in 2017 recycled from other comprehensive income upon the completion of its disposal, together with the positive change of £224 million in short-term fluctuations in investment returns from a loss of £225 million in 2016 to a loss of £1 million in 2017. The increase of £296 million in adjusted IFRS operating profit based on longer-term investment returns included a positive exchange translation impact of £68 million. Excluding the currency volatility, Asia insurance operations adjusted IFRS operating profit based on longer-term investment returns was up 15 per cent or £228 million, on a CER basis, reflecting the continued growth of the in-force recurring premium business.

The increase of £35 million in asset management operations from £141 million in 2016 to £176 million in 2017 was primarily attributable to an increase in the asset management operation's total assets under management as a result of positive net inflows of assets and favourable market movements, driving higher fee revenues. The increase of £35 million included a positive exchange translation impact of £8 million. Excluding the currency volatility, profit from Asia asset management operations was up 18 per cent on a CER basis.

The effective shareholder tax rate on profits from Asia operations decreased to 12 per cent in 2017 from 22 per cent in 2016, principally due to the inclusion of a non-tax deductible write-down of the sold Korea life business in 2016.

US

The following table shows the movement in profit arising from US operations and its components (insurance and asset management) for the years indicated.

	Year Ended 31 December £m

	2018	2017	2016

Insurance operations	1,769	590	529
Asset management	(30)	172	(4)

Profit before shareholder tax	1,739	762	525
Shareholder tax charge	(255)	(508)	66

Profit after tax	1,484	254	591

2018 compared with 2017

The increase of £1,230 million in profit after tax from £254 million in 2017 to £1,484 million in 2018 primarily reflects an increase in profit before shareholder tax of £977 million from £762 million to £1,739 million and a decrease in the shareholder tax charge from £508 million to £255 million.

The increase of £977 million in profit before shareholder tax includes an increase of £1,179 million in insurance operations from £590 million to £1,769 million partially offset by a decrease of £202 million in asset management operations from positive £172 million to negative £30 million.

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

The increase in the profit before shareholder tax of insurance operations in 2018 compared with 2017 is primarily due to a favourable movement in non-operating items of £1,482 million from negative £1,624 million to negative £142 million. This was partially offset by the decrease of £303 million in adjusted IFRS operating profit based on longer-term investment returns from £2,214 million to £1,911 million. The favourable movement in non-operating items is primarily due to a positive change in short-term fluctuations. In the US, lower equity market levels, alongside higher interest rate levels, resulted in gains on equity hedge instruments which are designed to protect Jackson's capital position, balanced by higher technical reserve requirements.

The decrease of £303 million in adjusted IFRS operating profit based on longer-term investment returns includes a positive translation impact of £77 million. Excluding the currency volatility, adjusted IFRS operating profit based on longer-term investment returns has decreased by £226 million or 11 per cent in 2018 compared with 2017, due to higher fee income that was more than offset by higher market-related DAC amortisation and lower spread-based income. The higher market-related DAC amortisation arises mainly from £194 million acceleration of amortisation compared with £83 million favourable deceleration in 2017 (on a constant exchange rate basis) leading to an adverse year-on-year movement of £277 million. Excluding the acceleration and deceleration in 2018 and 2017, the adjusted IFRS operating profit based on longer-term investment returns would have been 2 per cent higher than 2017 on a constant exchange rate basis. This is further discussed in note C5(b) to the consolidated financial statements.

The £202 million decrease in the loss before shareholder tax of the asset management in 2018 compared with 2017 is reflective of the non-recurrence of a gain recognised in 2017 arising from the disposal of the broker-dealer network and the additional costs incurred in 2018 in exiting from the business.

The effective shareholder tax rate on profits from US operations is 15 per cent in 2018 compared with 67 per cent in 2017, principally due to the inclusion in 2017 of a £445 million one-off charge on the remeasurement of US deferred tax balances following the enactment of a tax reform in December 2017.

2017 compared with 2016

The decrease of £337 million in profit after tax from £591 million in 2016 to £254 million in 2017 primarily reflected an increase in the shareholder tax charge by £574 million from a credit of £66 million in 2016 to a charge of £508 million in 2017. This was partly offset by an increase of £237 million in profit before shareholder tax from £525 million in 2016 to £762 million in 2017.

The increase in tax charge in 2017 is primarily attributable to the impact of the US tax reform, which generated a one-off charge of £445 million. The effective tax rate on profits from US operations was 67 per cent in 2017 compared with negative 13 per cent in 2016 primarily driven by this one-off impact.

The increase of £237 million in profit before tax attributable to shareholders included an increase of £61 million in insurance operations from £529 million to £590 million and an increase of £176 million in asset management operations from negative £4 million to positive £172 million in 2017.

The £61 million increase in insurance operations in 2017 compared with 2016 was primarily due to an increase of £162 million in adjusted IFRS operating profit based on longer-term investment returns from £2,052 million in 2016 to £2,214 million in 2017, partially offset by an increase in non-operating loss of £101 million. The increase of £162 million in adjusted IFRS operating profit based on longer-term investment returns included a positive translation impact of £104 million. Excluding the currency volatility, the increase in adjusted IFRS operating profit based on longer-term investment returns in 2017 on a CER basis compared with 2016 was £58 million or 3 per cent, mainly reflecting growth in fee income on higher asset balances, which outweighed the anticipated reduction in spread earnings.

The non-operating loss increased by £101 million from a loss of £1,523 million in 2016 to a loss of £1,624 million in 2017. The increase in non-operating loss was mainly driven by an adverse change in short-term fluctuations in investment returns of £113 million from a loss of £1,455 million in 2016 to a loss of £1,568 million in 2017. The increase of £101 million in non-operating loss included a positive translation impact of £78 million. Excluding the currency volatility, the increase in non-operating loss in 2017 on a CER basis compared with 2016 was £23 million. The negative movement in short-term fluctuations in investment returns was attributable mainly to the net value movement in the period of the hedge instruments held to manage market exposures and reflected the positive equity market performance in the US during the period.

The £176 million increase in asset management operations in 2017 compared with 2016 was primarily due to the gain of £162 million arising from the disposal of the broker-dealer network in August 2017.

UK and Europe

The following table shows the movement in profit arising from the UK and Europe operations and its components (insurance and asset management) for the years indicated.

	Year Ended 31 December £m

	2018	2017	2016

Insurance operations	698	858	1,026
Asset management	462	506	433

Profit before shareholder tax	1,160	1,364	1,459
Shareholder tax charge	(216)	(267)	(275)

Profit after tax	944	1,097	1,184

2018 compared with 2017

The decrease of £153 million in the profit after tax from £1,097 million in 2017 to £944 million in 2018 primarily reflects a decrease in the profit before shareholder tax of £204 million from £1,364 million to £1,160 million, partly offset by a decrease of £51 million in the shareholder tax charge from £267 million in 2017 to £216 million in 2018.

The decrease of £204 million in profit before shareholder tax includes a decrease of £160 million in insurance operations from £858 million to £698 million and a decrease of £44 million in asset management operations from £506 million to £462 million.

The UK and Europe's insurance results comprise an annual profit distribution to shareholders from its long-term with-profits funds as well as profit from its annuity and other businesses. For the UK and Europe insurance operations, a significant component of the annual contribution to shareholders' profit comes from its with-profits products. With-profits products are designed to provide policyholders with smoothed investment returns through a mix of regular and final bonuses.

For with-profits business (including non-participating business owned by the UK with-profits fund), adjustments to liabilities and any related tax effects are recognised in the income statement. However, except for any impact on the annual declaration of bonuses, shareholder profit for with-profits business is unaffected. This is because IFRS basis profit for the with-profits business, which is determined on the same basis as on grandfathered UK GAAP, solely reflects one-ninth of the cost of bonuses declared for the year. Further details on the determination of the bonuses ('regular' and 'final') are provided in note C4.2(c) to the consolidated financial statements.

The results of UK and Europe shareholder-backed annuity business reflect the inclusion of investment return including realised and unrealised gains and losses. The charge for benefits reflects the valuation rate of interest applied to discount future anticipated payments to policyholders. This rate in turn reflects current market yields, adjusted for factors including default risks on the assets backing the liabilities. The level of allowance for default risk is a key assumption. Details are included in note B3 to the consolidated financial statements.

The decrease in the profit before shareholder tax of the insurance operations of £160 million is mainly driven by an adverse change in non-operating items of £439 million from a loss of a £20 million in 2017 to a loss of £459 million in 2018, primarily reflecting the loss related to the £508 million anticipated pre-tax loss following the reinsurance of UK annuities to Rothesay Life in March 2018. Further details are provided in note D1.1 to the consolidated financial statements. This is partially offset by a £69 million favourable movement in short-term fluctuations in investment returns. Adjusted IFRS operating profit based on longer-term investment returns has increased by £277 million from £861 million in 2017 to £1,138 million in 2018 and principally reflects the benefit from updated longevity assumptions of £441 million together with an 11 per cent increase in shareholder transfer from the with-profits business, which includes a 30 per cent increase in the contribution from PruFund business.

The movement in profit before shareholder tax of the asset management operation from £506 million to £462 million is primarily driven by a decrease in adjusted IFRS operating profit based on longer-term investment returns of £44 million or 9 per cent, largely reflecting a normalisation of performance fees of £15 million, compared with a particularly high contribution of £53 million in the prior year. Excluding the contribution of performance fees, adjusted IFRS operating profit based on longer-term investment returns is 3 per cent higher reflecting both the higher average level of funds managed by M&G (up from £275.9 billion in 2017 to £276.6 billion in 2018) and a higher revenue margin of 40 basis points (2017: 37 basis points) partially offset by charges of £27 million incurred in preparing the business for the UK's proposed exit from the European Union, including the migration of fund assets to our Luxembourg-domiciled SICAV platform.

The effective shareholder tax rate on profits from UK and Europe operations of 19 per cent in 2018 is broadly in line with the effective shareholder tax rate of 20 per cent in 2017.

2017 compared with 2016

The decrease of £87 million in the profit after tax from £1,184 million in 2016 to £1,097 million in 2017 primarily reflected a decrease in the profit before shareholder tax of £95 million from £1,459 million to £1,364 million, partly offset by a decrease of £8 million in the shareholder tax charge from £275 million in 2016 to £267 million in 2017.

The decrease of £95 million in profit before tax attributable to shareholders included a decrease of £168 million in the result for insurance operations from £1,026 million to £858 million, partially offset by an increase of £73 million for asset management operations from £433 million to £506 million.

The decrease in insurance operations of £168 million to £858 million in 2017 was driven by an adverse change in short-term fluctuations in investment returns on shareholder-backed businesses from a profit of £198 million in 2016 to a loss of £20 million in 2017. This was partially offset by an increase in adjusted IFRS operating profit based on longer-term investment returns of £50 million. The £218 million decrease in short-term fluctuations in investment returns included unrealised movements on fixed income assets supporting the capital of the shareholder-backed annuity business that varied differently depending on interest rate and other movements in the profit. Adjusted IFRS operating profit based on longer-term investment returns increased by £50 million from £828 million in 2016 to £878 million in 2017, with contributions from the core1 with-profits and in-force annuity business stable at £597 million (2016: £601 million). Adjusted IFRS operating profit based on longer-term investment returns included general insurance commission of £17 million in 2017 compared with £29 million in 2016.

The increase in asset management operations of £73 million to £506 million in 2017 resulted from the positive impacts on earnings of net fund inflows, supportive markets, higher performance fees and costs rising more slowly than income.

The effective shareholder tax rate on profits from UK and Europe operations of 20 per cent in 2017 was broadly in line with the effective shareholder tax rate of 19 per cent in 2016.

Unallocated to a segment

The following table shows the movement in the unallocated to a segment result for the years indicated.

	Year Ended 31 December £m

	2018	2017	2016

Loss before shareholder tax	(901)	(858)	(893)
Shareholder tax credit	126	122	111

Loss after tax	(775)	(736)	(782)

2018 compared with 2017

Total net charges for activity unallocated to a segment have increased by £39 million from £736 million 2017 to £775 million in 2018. The loss before shareholder tax increased by £43 million from £858 million in 2017 to £901 million in 2018. The increase primarily reflects higher restructuring costs and costs related to preparation for the previously announced intention to demerge M&GPrudential from Prudential plc, partially offset by a lower interest expense. Restructuring costs includes investment spend in relation to M&GPrudential merger and transformation and efficiency and change programmes across the Group for example the rationalisation of US locations in 2018.

The effective shareholder tax rate on losses unallocated to a segment of 14 per cent in 2018 is in line with the effective shareholder tax rate of 14 per cent in 2017.

2017 compared with 2016

Total net charges for activity unallocated to a segment decreased by £49 million from £782 million in 2016 to £736 million in 2017. The loss before shareholder tax decreased by £35 million from £893 million in 2016 to £858 million in 2017. Other income and expenditure and restructuring costs increased by £189 million from £689 million in 2016 to £878 million in 2017 due to higher interest costs, following the debts issued in 2016 and 2017, and higher restructuring costs as the business invested for the future (including UK and Europe infrastructure). Short-term fluctuations in investment returns showed a favourable movement of £224 million from a loss of £204 million in 2016 to a profit of £20 million in 2017, reflecting the level of unrealised value movements on financial instruments held outside of the main life operations.

The effective tax rate on profits from unallocated to a segment increased to 14 per cent in 2017 from 12 per cent in 2016 principally driven by a decrease in non-tax-deductible expenses increasing the tax credit on the losses from unallocated to a segment.

Basis of Performance Measures

Prudential uses an alternative performance measure of adjusted IFRS operating profit based on longer-term investment returns. The directors believe that this performance measure better reflects underlying performance. It is the basis used by management for the reasons outlined below. It is also the basis on which analysis of the Group's results has been provided to UK shareholders and the UK financial market for some years under long-standing conventions for reporting by proprietary UK life assurers.

The Group's operating segments for financial reporting are defined and presented in accordance with IFRS 8, 'Operating Segments', on the basis of the management reporting structure and its financial management information.

Under the Group's management and reporting structure its chief operating decision maker is the Group Executive Committee (GEC). In the management structure, responsibility is delegated to the Chief Executive Officers of Prudential Corporation Asia, the North American Business Unit and M&GPrudential for the day-to-day management of their business units (within the framework set out in the Group Governance

Manual). Financial management information used by the GEC aligns with these three business segments. These operating segments derive revenue from both long-term insurance and asset management activities.

Operations which do not form part of any business unit are reported as 'Unallocated to a segment'. These include Group Head Office and Asia Regional Head Office costs. Prudential Capital and Africa operations do not form part of any operating segment under the structure, and their assets and liabilities and profit or loss before tax are not material to the overall financial position of the Group. Prudential Capital and Africa operations are therefore reported as 'Unallocated to a segment'.

The performance measure of operating segments utilised by the Company is adjusted IFRS operating profit attributable to shareholders based on longer-term investment returns, as described below. This measurement basis distinguishes adjusted IFRS operating profit based on longer-term investment returns from other constituents of the total profit as follows:

–
Short-term fluctuations in investment returns on shareholder-backed business. This includes the impact of short-term market effects on the carrying value of Jackson's guarantee liabilities and related derivatives as explained below;
–
Amortisation of acquisition accounting adjustments arising on the purchase of business. This comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012; and
–
Gain or loss on corporate transactions, such as disposals undertaken in the year.

Determination of adjusted IFRS operating profit based on longer-term investment returns for investment and liability movements:

(a)
General principles
(i)
UK-style with-profits business

The adjusted IFRS operating profit based on longer-term investment returns reflects the statutory transfer gross of attributable tax. Value movements in the underlying assets of the with-profits funds do not affect directly the determination of adjusted IFRS operating profit based on longer-term investment returns.

(ii)
Unit-linked business

The policyholder unit liabilities are directly reflective of the underlying asset value movements. Accordingly, the adjusted IFRS operating profit based on longer-term investment returns reflect the current period value movements in both the unit liabilities and the backing assets.

(iii)
US variable annuity and fixed index annuity business

This business has guarantee liabilities which are measured on a combination of fair value and other US GAAP derived principles. These liabilities are subject to an extensive derivative programme to manage equity and interest rate exposures whose fair value movements pass through the income statement each period. The principles for determination of the adjusted IFRS operating profit based on longer-term investment returns and short-term fluctuations are as discussed in section (c) below.

(iv)
Business where policyholder liabilities are sensitive to market conditions

Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between business units depending upon the nature of the 'grandfathered' measurement basis. In general, in those instances where the liabilities are particularly sensitive to routine changes in market conditions, the accounting basis is such that the impact of market movements on the assets and liabilities is broadly equivalent in the income statement, and adjusted IFRS operating profit based on longer-term investment returns is not distorted. In these circumstances, there is no need for the movement in the liability to be bifurcated between the elements that relate to longer-term market conditions and short-term effects.

However, movements in liabilities for some types of business do require bifurcation to ensure that at the net level (ie after allocated investment return and charge for policyholder benefits) the adjusted IFRS operating profit based on longer-term investment returns reflects longer-term market returns.

Examples of where such bifurcation is necessary are in Hong Kong and for UK shareholder-backed annuity business, as explained in sections b(i) and d(i), respectively. For other types of Asia's non-participating business, expected longer-term investment returns are used to determine the movement in policyholder liabilities for determining adjusted IFRS operating profit based on longer-term investment returns.

(v)
Other shareholder-financed business

For long-term insurance business, where assets and liabilities are held for the long term, the accounting basis for insurance liabilities under current IFRS can lead to profits that include the effects of short-term fluctuations in market conditions, which may not be representative of trends in underlying performance. Therefore, the following key elements are applied to the results of the Group's shareholder-financed businesses to determine adjusted IFRS operating profit based on longer-term investment returns.

Except in the case of assets backing liabilities which are directly matched (such as unit-linked business) or closely correlated with value movements (as discussed below) adjusted IFRS operating profit based on longer-term investment returns for shareholder-financed business is determined on the basis of expected longer-term investment returns. Longer-term investment returns comprise actual income receivable for the period (interest/dividend income) and for both debt and equity-type securities longer-term capital returns.

Debt securities and loans

In principle, for debt securities and loans, the longer-term capital returns comprise two elements:

–
Risk margin reserve based charge for the expected level of defaults for the period, which is determined by reference to the credit quality of the portfolio. The difference between impairment losses in the reporting period and the risk margin reserve charge to the adjusted IFRS operating profit based on longer-term investment returns is reflected in short-term fluctuations in investment returns; and
–
The amortisation of interest-related realised gains and losses to adjusted IFRS operating profit based on longer-term investment returns to the date when sold bonds would have otherwise matured.

At 31 December 2018, the level of unamortised interest-related realised gains and losses related to previously sold bonds for the Group was a net gain of £629 million (2017: £855 million; 2016: £969 million).

Equity-type securities

For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment returns for income and capital having regard to past performance, current trends and future expectations. Equity-type securities held for shareholder-financed businesses other than the UK annuity business, unit-linked and US variable annuity separate accounts are principally relevant for the US and Asia insurance operations. Different rates apply to different categories of equity-type securities.

Derivative value movements

Generally, derivative value movements are excluded from adjusted IFRS operating profit based on longer-term investment returns. The exception is where the derivative value movements broadly offset changes in the accounting value of other assets and liabilities included in adjusted IFRS operating profit based on longer-term investment returns. The principal example of derivatives whose value movements are excluded from adjusted IFRS operating profit based on longer-term investment returns arises in Jackson, as discussed below in section (c).

(b)
Asia insurance operations
(i)
Business where policyholder liabilities are sensitive to market conditions

For certain Asia non-participating business, for example in Hong Kong, the economic features are more akin to asset management products with policyholder liabilities reflecting asset shares over the contract term. Consequently, for these products, the charge for policyholder benefits in the adjusted IFRS operating profit based on longer-term investment returns reflects the asset share feature rather than volatile movements that would otherwise be reflected if the local regulatory basis (also applied for IFRS basis) was used.

For certain other types of non-participating business expected longer-term investment returns are used to determine the movement in policyholder liabilities for determining adjusted IFRS operating profit based on longer-term investment returns.

(ii)
Other Asia shareholder-financed business

Debt securities

For this business, the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are amortised over the period to the date those securities would otherwise have matured, with no explicit risk margin reserve charge.

Equity-type securities

For Asia insurance operations, investments in equity securities held for non-linked shareholder-backed business amounted to £2,146 million as at 31 December 2018 (31 December 2017: £1,759 million; 31 December 2016: £1,405 million). The rates of return applied in 2018 ranged from 5.3 per cent to 17.6 per cent (2017: 4.3 per cent to 17.2 per cent; 2016: 3.2 per cent to 13.9 per cent) with the rates applied varying by business unit. These rates are broadly stable from period to period but may be different between countries reflecting, for example, differing expectations of inflation in each business unit. The assumptions are for the returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.

The longer-term investment returns for the Asia insurance joint ventures accounted for using the equity method are determined on a similar basis as the other Asia insurance operations described above.

(c)
US insurance operations
(i)
Separate account business

For such business the policyholder unit liabilities are directly reflective of the asset value movements. Accordingly, the adjusted IFRS operating profit based on longer-term investment returns reflect the current period value movements in unit liabilities and the backing assets.

(ii)
US variable and fixed index annuity business

The following value movements for Jackson's variable and fixed index annuity business are excluded from adjusted IFRS operating profit based on longer-term investment returns. See note B1.2 note (ii) to the consolidated financial statements:

–
Fair value movements for equity-based derivatives;
–
Fair value movements for guaranteed benefit options for the 'not for life' portion of Guaranteed Minimum Withdrawal Benefit (GMWB) and fixed index annuity business, and Guaranteed Minimum Income Benefit (GMIB) reinsurance (see below);
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

Guaranteed benefit options for the 'not for life' portion of GMWB and equity index options for the fixed index annuity business

The 'not for life' portion of GMWB guaranteed benefit option liabilities is measured under the US GAAP basis applied for IFRS in a manner consistent with IAS 39 under which the projected future growth rate of the account balance is based on current swap rates (rather than expected rates of return) with only a portion of the expected future guarantee fees included. Reserve value movements on these liabilities are sensitive to changes to levels of equity markets, implied volatility and interest rates. The equity index option for fixed index annuity business is measured under the US GAAP basis applied for IFRS in a manner consistent with IAS 39 under which the projected future growth is based on current swap rates.

Guaranteed benefit option for variable annuity guarantee minimum income benefit

The GMIB liability, which is substantially reinsured, subject to a deductible and annual claim limits, is accounted for using 'grandfathered' US GAAP. This accounting basis substantially does not recognise the effects of market movements. The corresponding reinsurance asset is measured under the 'grandfathered' US GAAP basis applied for IFRS in a manner consistent with IAS 39, 'Financial Instruments: Recognition and Measurement', and the asset is therefore recognised at fair value. As the GMIB is economically reinsured, the mark to market element of the reinsurance asset is included as a component of short-term fluctuations in investment returns.

(iii)
Other derivative value movements

The principal example of non-equity based derivatives (for example, interest rate swaps and swaptions) whose value movements are excluded from adjusted IFRS operating profit based on longer-term investment returns, arises in Jackson. Non-equity based derivatives are primarily held by Jackson as part of a broadly-based hedging programme for features of Jackson's bond portfolio (for which value movements are booked in the statement of other comprehensive income rather than the income statement), product liabilities (for which

US GAAP accounting as 'grandfathered' under IFRS 4 does not fully reflect the economic features being hedged), and the interest rate exposure attaching to equity-based product options.

(iv)
Other US shareholder-financed business

Debt securities

The distinction between impairment losses and interest-related realised gains and losses is of particular relevance to Jackson. Jackson has used the ratings by Nationally Recognised Statistical Ratings Organisations (NRSRO) or ratings resulting from the regulatory ratings detail issued by the National Association of Insurance Commissioners (NAIC) to determine the average annual risk margin reserve to apply to debt securities held to back general account business. Debt securities held to back separate account and reinsurance funds withheld are not subject to risk margin reserve charge. Further details of the risk margin reserve charge, as well as the amortisation of interest-related realised gains and losses, for Jackson are shown in note B1.2 note (ii)(c) to the consolidated financial statements.

Equity-type securities

As at 31 December 2018, the equity-type securities for US insurance non-separate account operations amounted to £1,359 million (31 December 2017: £946 million; 31 December 2016: £1,323 million). For these operations, the longer-term rates of return for income and capital applied in the years indicated, which reflect the combination of the average risk-free rates over the year and appropriate risk premiums are as follows:

	2018	2017	2016

Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds	6.7% to 7.2%	6.1% to 6.5%	5.5% to 6.5%
Other equity-type securities such as investments in limited partnerships and private equity funds	8.7% to 9.2%	8.1% to 8.5%	7.5% to 8.5%

(d)
UK and Europe insurance operations
(i)
Shareholder-backed annuity business

For this business, policyholder liabilities are determined by reference to current interest rates. The value movements of the assets covering liabilities are closely correlated with the related change in liabilities. Accordingly, asset value movements are recorded within the 'adjusted IFRS operating profit based on longer-term investment returns'. Policyholder liabilities include a margin for credit risk. Variations between actual and best estimate expected impairments are recorded as a component of short-term fluctuations in investment returns.

The adjusted IFRS operating profit based on longer-term investment returns reflects the impact of value movements on policyholder liabilities for shareholder-backed annuity business within The Prudential Assurance Company Limited (PAC) after adjustments to allocate the following elements of the movement to the category of 'short-term fluctuations in investment returns':

–
The impact on credit risk provisioning of actual upgrades and downgrades during the period;
–
Credit experience compared with assumptions; and
–
Short-term value movements on assets backing the capital of the business.

Credit experience reflects the impact of defaults and other similar experience, such as asset exchanges arising from debt restructuring by issuers that include effectively an element of permanent impairment of the security held. Positive or negative experience compared with assumptions is included within short-term fluctuations in investment returns without further adjustment. The effects of other changes to credit risk provisioning are included in the adjusted IFRS operating profit based on longer-term investment returns, as is the net effect of changes to the valuation rate of interest due to portfolio rebalancing to align more closely with management benchmark.

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

(e)
Fund management and other non-insurance businesses

For these businesses, the particular features applicable for life assurance noted above do not apply and therefore the adjusted IFRS operating profit based on longer-term investment returns is not determined on the basis described above. Instead, realised gains and losses are generally included in adjusted IFRS operating profit based on longer-term investment returns with temporary unrealised gains and losses being included in short-term fluctuations. In some instances, realised gains and losses on derivatives and other financial instruments are amortised to adjusted IFRS operating profit based on longer-term investment returns over a time period that reflects the underlying economic substance of the arrangements.

Analysis of adjusted IFRS operating profit based on longer-term investment returns

The following tables analyse Prudential's adjusted IFRS operating profit based on longer-term investment returns by business segment and Prudential's total profit after tax.

	2018 £m

	Asia	US	UK and Europe	Total segment	Unallocated to a segment (other operations)	Group total

Analysis of profit (loss) before tax
Adjusted IFRS operating profit (loss) based on longer-term investment returns	2,164	1,919	1,634	5,717	(890)	4,827
Short-term fluctuations in investment returns on shareholder-backed business	(512)	(100)	34	(578)	20	(558)
Amortisation of acquisition accounting adjustments	(4)	(42)	-	(46)	-	(46)
Loss on disposal of businesses and corporate transactions	(11)	(38)	(508)	(557)	(31)	(588)

Profit (loss) before tax	1,637	1,739	1,160	4,536	(901)	3,635

Tax attributable to shareholders						(622)

Profit for the year						3,013

	2017 £m (AER)

	Asia	US	UK and Europe	Total segment	Unallocated to a segment (other operations)	Group total

Analysis of profit (loss) before tax
Adjusted IFRS operating profit (loss) based on longer-term investment returns	1,975	2,224	1,378	5,577	(878)	4,699
Short-term fluctuations in investment returns on shareholder-backed business	(1)	(1,568)	(14)	(1,583)	20	(1,563)
Amortisation of acquisition accounting adjustments	(7)	(56)	-	(63)	-	(63)
Gain on disposal of businesses and corporate transactions	61	162	-	223	-	223

Profit (loss) before tax	2,028	762	1,364	4,154	(858)	3,296

Tax attributable to shareholders						(906)

Profit for the year						2,390

	2017* £m (CER)

	Asia	US	UK and Europe	Total segment	Unallocated to a segment (other operations)	Group total

Analysis of profit (loss) before tax
Adjusted IFRS operating profit (loss) based on longer-term investment returns	1,898	2,146	1,378	5,422	(872)	4,550
Short-term fluctuations in investment returns on shareholder-backed business	(7)	(1,513)	(14)	(1,534)	20	(1,514)
Amortisation of acquisition accounting adjustments	(7)	(54)	-	(61)	-	(61)
Gain on disposal of businesses and corporate transactions	61	157	-	218	-	218

Profit (loss) before tax	1,945	736	1,364	4,045	(852)	3,193

Tax attributable to shareholders						(876)

Profit for the year						2,317

	2016 £m (AER)

	Asia	US	UK and Europe	Total segment	Unallocated to a segment (other operations)	Group total

Analysis of profit (loss) before tax
Adjusted IFRS operating profit (loss) based on longer-term investment returns	1,644	2,048	1,253	4,945	(689)	4,256
Short-term fluctuations in investment returns on shareholder-backed business	(225)	(1,455)	206	(1,474)	(204)	(1,678)
Amortisation of acquisition accounting adjustments	(8)	(68)	-	(76)	-	(76)
Loss on disposal of businesses and corporate transactionsnote D1	(227)	-	-	(227)	-	(227)

Profit (loss) before tax	1,184	525	1,459	3,168	(893)	2,275

Tax attributable to shareholders						(354)

Profit for the year						1,921

	2016† £m (CER)

	Asia	US	UK and Europe	Total segment	Unallocated to a segment (other operations)	Group total

Analysis of profit (loss) before tax
Adjusted IFRS operating profit (loss) based on longer-term investment returns	1,720	2,152	1,253	5,125	(696)	4,429
Short-term fluctuations in investment returns on shareholder-backed business	(237)	(1,529)	206	(1,560)	(204)	(1,764)
Amortisation of acquisition accounting adjustments	(8)	(71)	-	(79)	-	(79)
Profit attaching to the held for sale Korea life business	(244)	-	-	(244)	-	(244)

Profit (loss) before tax	1,231	552	1,459	3,242	(900)	2,342

Tax attributable to shareholders						(360)

Profit for the year						1,982

*For 2017, the CER results were calculated using the 2018 average exchange rates.

†For 2016, the CER results were calculated using the 2017 average exchange rates.

Explanation of Performance and Other Financial Measures

	AER			CER*		AER	CER†

	2018 £m	2017 £m	Change %	2017 £m	Change %	2016 £m	2016 £m

Asia
Insurance operationsnote(ii)	1,982	1,799	10%	1,727	15%	1,503	1,571
Asset management	182	176	3%	171	6%	141	149

Total Asia	2,164	1,975	10%	1,898	14%	1,644	1,720

US
Jackson (US insurance operations)note(ii)	1,911	2,214	(14)%	2,137	(11)%	2,052	2,156
Asset management	8	10	(20)%	9	(11)%	(4)	(4)

Total US	1,919	2,224	(14)%	2,146	(11)%	2,048	2,152

UK and Europe
UK and Europe insurance operations:
Long-term businessnote(ii)	1,138	861	32%	861	32%	799	799
General insurance commission	19	17	12%	17	12%	29	29

Total UK and Europe insurance operations	1,157	878	32%	878	32%	828	828
UK and Europe asset management	477	500	(5)%	500	(5)%	425	425

Total UK and Europe	1,634	1,378	19%	1,378	19%	1,253	1,253

Total segment profit	5,717	5,577	3%	5,422	5%	4,945	5,125
Other income and expenditure	(725)	(775)	6%	(769)	6%	(651)	(657)

Total adjusted IFRS operating profit based on longer-term investment returns before tax and restructuring costs	4,992	4,802	4%	4,653	7%	4,294	4,468
Restructuring costs	(165)	(103)	(60)%	(103)	(60)%	(38)	(39)

Adjusted IFRS operating profit based on longer-term investment returns before taxnote(i)	4,827	4,699	3%	4,550	6%	4,256	4,429

Non-operating items:
Short-term fluctuations in investment returns on shareholder-backed businessnote(iii)	(558)	(1,563)	64%	(1,514)	63%	(1,678)	(1,764)
Amortisation of acquisition accounting adjustments	(46)	(63)	27%	(61)	25%	(76)	(79)
(Loss) gain attaching to disposal of businesses	(588)	223	n/a	218	n/a	(227)	(244)

Profit before tax attributable to shareholders	3,635	3,296	10%	3,193	14%	2,275	2,342
Tax charge attributable to shareholders' returns	(622)	(906)	31%	(876)	29%	(354)	(360)

Profit for the year attributable to shareholders	3,013	2,390	26%	2,317	30%	1,921	1,982

*
For 2017, the CER results were calculated using the 2018 average exchange rates.
†
For 2016, the CER results were calculated using the 2017 average exchange rates.

Notes

(i)
The Group provides supplementary analysis of IFRS profit before tax attributable to shareholders so as to distinguish adjusted IFRS operating profit based on longer-term investment returns from other elements of total profit. Adjusted IFRS operating profit based on longer-term investment returns is the basis on which management regularly reviews the performance of Prudential's segments as defined by IFRS 8. Further discussion on the determination of adjusted IFRS operating profit based on longer-term investment returns is provided in B1.3 to the consolidated financial statements and section "Basis of performance measures" above.
(ii)
The results of the Group's long-term business operations are affected by changes to assumptions, estimates and bases of preparation. Where applicable, these are described in note B3 to the consolidated financial statements.

(iii)
Short-term fluctuations in investment returns on shareholder-backed business comprise:

	Year ended 31 Dec AER £m
	2018	2017	2016

Asia operations	(512)	(1)	(225)
US operations	(100)	(1,568)	(1,455)
UK and Europe operations	34	(14)	206
Other operations	20	20	(204)

Total	(558)	(1,563)	(1,678)

Further details on the short-term fluctuations in investment returns are provided below under 'Short-term fluctuations in investment returns' and also in note B1.2 in the consolidated financial statements.

Earnings per share

	AER			CER		AER
	2018 pence	2017 pence	Change %	2017 pence	Change %	2016 pence

Basic earnings per share based on adjusted IFRS operating profit based on longer-term investment returns after tax	156.6	145.2	8%	140.4	12%	131.3
Basic earnings per share based on total profit after tax	116.9	93.1	26%	90.0	30%	75

Prudential's financial performance in 2018 reflects our strategic focus on driving growth in high-quality, recurring health and protection and fee business across our geographies, products and distribution channels.

Our financial performance has been accomplished at the same time as the Group has made good progress in the complex preparations for the intended demerger of M&GPrudential from Prudential plc, which we announced in March 2018. We have achieved a number of important milestones, including the reinsurance of £12 billion of UK annuity policies to Rothesay Life, the transfer of the Hong Kong insurance subsidiaries to Prudential Corporation Asia, the issuance of £1.6 billion of substitutable debt as part of the necessary rebalancing of capital across the two businesses, the establishment of a new holding company for M&GPrudential and the transfer of UK operating subsidiaries to that company.

Our financial performance was led by our Asia business which delivered double digit growth in adjusted IFRS operating profit based on longer-term investment returns (up 14 per cent1). Our Asia asset manager, Eastspring, has grown adjusted IFRS operating profit based on longer-term investment returns by 6 per cent amidst a challenging external environment. Our broad-based portfolio of life insurance and asset management businesses, high-quality products with distinctive value-added services and multi-channel strategy ensure that we continue to benefit from the growing customer demand in Asia for health, protection and savings solutions that we provide.

In the US, we saw growth in fee income driven by higher average account balances offset by an increase in market-related deferred acquisition costs (DAC) amortisation and an expected reduction in spread-based revenues, leading to a fall in adjusted IFRS operating profit based on longer-term investment returns of 11 per cent. Jackson's hedge programme performed as expected as equity markets weakened towards the end of 2018 and contributed to an increased risk-based capital ratio of 458 per cent, up from 409 per cent at year-end 2017.

M&GPrudential delivered adjusted IFRS operating profit based on longer-term investment returns of £1,634 million, up 19 per cent (2017: £1,378 million). This included £519 million (2017: £597 million) from our core2 with-profits and annuity business, with the with-profits contribution up 11 per cent to £320 million, offset by lower annuities earnings following the reinsurance of £12 billion3 of liabilities in March 2018. Other adjusted IFRS operating profits based on longer-term investment returns included the benefit of updated longevity assumptions and an insurance recovery on the costs of reviewing internally vesting annuity sales. M&GPrudential remains on track to deliver the announced annual shareholder cost savings of circa £145 million by 2022 for a shareholder investment of circa £250 million.

Sterling weakened over the course of 2018, compared with most of the currencies in our major international markets. However, average exchange rates remained above those in 2017, leading to a negative effect on the translation of the results from non-sterling operations. To aid comparison of underlying progress, we continue to express and comment on the performance trends in our Asia and US operations on a constant exchange rate basis.

The performance of many equity markets was subdued in 2018, and was characterised by higher levels of volatility. The S&P 500 closed the year 6 per cent lower than 2017, the FTSE 100 index was down 12 per cent and the MSCI Asia excluding Japan index down 16 per cent. However, average balances, which have the most material impact on our fee-based earnings during the year, were mostly higher, reflecting the concentration of equity market weakness in the fourth quarter. Long-term yields increased favourably in the US and our larger Asia markets, but were only slightly higher in the UK.

Consistent with the explanations made in the currency volatility section in the 'Summary Overview of Operating and Financial Review and Prospects' comparison of the 2018 and 2017 performance is partially affected by the movements in average exchange rates used to translate into sterling the results of our overseas operations. Therefore, to facilitate explanations of changes in underlying performance, in the commentary on 2018 with 2017 discussions below, every time we comment on the performance of our businesses, we focus on their performance measured on the constant exchange rates basis unless otherwise stated. In each such case, the performance of our businesses in actual exchange rate terms was explained by the same factors discussed in the comments below and the impact of currency movements implicit in the constant exchange rate data.

The key financial highlights in 2018 were as follows:

  •
  Asset management net outflows of £11.5 billion reflected external net outflows of £9.9 billion (2017: net inflows of £17.3 billion) within M&GPrudential asset management, the majority of which related to the expected redemption of a single, low-margin £6.5 billion institutional mandate, with the remainder reflecting the challenging market environment for equity and fixed income business. Eastspring saw external net outflows, excluding money market funds, of £1.6 billion (2017: net inflows of £3.1 billion on an actual exchange rate basis), also as a result of market conditions.

  •
  Adjusted IFRS operating profit based on longer-term investment returns was 6 per cent higher at £4,827 million (3 per cent higher on an actual exchange rate basis). Continued business momentum helped grow Asia's adjusted IFRS operating profit based on longer-term investment returns by 14 per cent to £2,164 million and M&GPrudential adjusted IFRS operating profit based on longer-term investment returns was 19 per cent higher, reflecting a number of beneficial impacts, which are not expected to recur at the same level. In the US, adjusted IFRS operating profit based on longer-term investment returns decreased by 11 per cent, as a result of higher market-related DAC amortisation charges.

  •
  Total IFRS post-tax profit was up 30 per cent at £3,013 million (26 per cent on an actual exchange rate basis) after a £508 million pre-tax loss following the reinsurance of £12 billion3 of UK annuities to Rothesay Life. This increase was driven by Jackson, whose IFRS profit after tax in 2018 was £1,484 million, up from £245 million (£254 million on an actual exchange rate basis) reflecting higher interest rates and gains from Jackson's hedging instruments as equity markets fell towards the end of 2018. Group IFRS shareholders' equity was 7 per cent higher at £17.2 billion.

  •
  Group shareholders' Solvency II capital surplus4 was estimated at £17.2 billion at 31 December 2018, equivalent to a cover ratio of 232 per cent5 (31 December 2017: £13.3 billion, 202 per cent). The improvement in the period reflects the continuing strength of the Group's operating capital generation and a net £1.2 billion increase in qualifying debt.

  •
  Full year ordinary dividends increased by 5 per cent to 49.35 pence per share, reflecting our 2018 performance and our confidence in the future prospects of our businesses.

Adjusted IFRS operating profit based on longer-term investment returns

2018 total adjusted IFRS operating profit based on longer-term investment returns increased by 6 per cent (3 per cent on an actual exchange rate basis) to £4,827 million.

2018 compared with 2017 (CER)

Asia total adjusted IFRS operating profit based on longer-term investment returns of £2,164 million was 14 per cent higher than the previous year (10 per cent on an actual exchange rate basis). Adjusted IFRS operating profit based on longer-term investment returns from life insurance operations increased 15 per cent to £1,982 million (10 per cent on an actual exchange rate basis), reflecting the continued growth of our in-force book of recurring premium business, with renewal insurance premiums6 reaching £12,856 million (2017: £11,087 million). Insurance margin was up 15 per cent, driven by our continued focus on health and protection business, now contributing to 70 per cent of Asia life insurance revenues7 (2017: 68 per cent). At a market level, growth was led by Hong Kong up 33 per cent, Singapore 22 per cent and China 20 per cent respectively. Eastspring's adjusted IFRS operating profit based on longer-term investment returns increased by 6 per cent (up 3 per cent on an actual exchange rate basis) to £182 million reflecting 4 per cent revenue growth which, combined with positive operating leverage, resulted in an improvement in the cost-income ratio6 to 55 per cent (2017: 56 per cent on an actual exchange rate basis).

US total adjusted IFRS operating profit based on longer-term investment returns at £1,919 million decreased by 11 per cent (14 per cent on an actual exchange rate basis). Higher fee income was more than offset by higher market-related DAC amortisation and lower spread-based income. Although equity markets declined in the fourth quarter, average separate account balances were above the prior year, given positive net inflows which supported higher levels of fee income. The higher market-related DAC amortisation arises mainly from £194 million acceleration of amortisation compared with £83 million favourable deceleration in 2017 (on a constant exchange rate basis), leading to an adverse year-on-year movement of £277 million. Excluding the acceleration and deceleration in 2018 and 2017, adjusted IFRS operating profit based on longer-term investment returns in 2018 would have been 2 per cent higher than 2017 on a constant exchange rate basis. The variability in DAC from year-on-year is dependent on separate account return and its interaction with the mean reversion formula applied by Jackson when determining the amortisation charge for the year. In the current year the dominant factors driving this calculation have been the equity market falls in 2018 (whereas 2017 saw equity market rises). Spread-based income decreased 20 per cent (22 per cent on an actual exchange rate basis), as anticipated, reflecting the impact of lower yields on our fixed annuity portfolio and a reduced contribution from asset duration swaps. While we expect these effects to continue to compress spread margins, the continued upwards movements in US reinvestment yields may help to reduce the speed of the decline.

UK and Europe total adjusted IFRS operating profit based on longer-term investment returns was 19 per cent higher at £1,634 million. Life insurance adjusted IFRS operating profit based on longer-term investment returns increased by 32 per cent to £1,138 million (2017: £861 million). Within this total, the contribution from our core2 with-profits and in-force annuity business was £519 million (2017: £597 million), including an increased transfer to shareholders from the with-profits funds of £320 million (2017: £288 million) and within this, a 30 per cent increase in the contribution from PruFund business of £55 million. Earnings from our core2 annuities business were lower, reflecting the reinsurance of £12 billion of annuity liabilities to Rothesay Life in March 2018. The balance of the life insurance result reflects the contribution from other elements which are not expected to recur at the same level. This includes the favourable impact of longevity assumption changes, contributing £441 million (2017: £204 million) relating to changes to annuitant mortality assumptions reflecting recent mortality trends, which have shown a slowdown in life expectancy improvements in recent periods, and the adoption of the Continuous Mortality Investigation (CMI) 2016 model (2017: adoption of 2015 model). The result also includes a £166 million insurance recovery, related to the costs of reviewing internally vesting annuities sold without advice after July 2008. Profits from management actions of £58 million were broadly offset by a provision of £55 million for the cost of equalising guaranteed minimum pension benefits on products sold by the UK insurance business, following a High Court ruling in October which applied across the UK life insurance industry.

Asset management adjusted IFRS operating profit based on longer-term investment returns decreased 5 per cent to £477 million, largely reflecting a normalisation of performance fees to £15 million, compared with a particularly high contribution of £53 million in the prior year. Excluding the contribution of performance fees, adjusted IFRS operating profit based on longer-term investment returns was 3 per cent higher. This reflects both the higher average level of funds managed by M&G (up from £275.9 billion in 2017 to £276.6 billion in 2018) and a higher revenue margin8 of 40 basis points (2017: 37 basis points). Adjusted IFRS operating profit based on longer-term investment returns is after charges of £27 million incurred in preparing the business for the UK's proposed exit from the European Union, including the migration of fund assets to our Luxembourg-domiciled SICAV platform. The cost-income ratio6 of 59 per cent remains broadly in line with the prior year (2017: 58 per cent).

2017 compared with 2016 (CER)

Asia total adjusted IFRS operating profit based on longer-term investment returns of £1,975 million was 15 per cent higher than the previous year (20 per cent on an actual exchange rate basis). Adjusted IFRS operating profit based on longer-term investment returns from life insurance operations increased 15 per cent to £1,799 million (20 per cent on an actual exchange rate basis), reflecting the continued growth of our in-force book of recurring premium business, with renewal insurance premiums reaching £11.6 billion (2016: £9.5 billion on a constant exchange rate basis). Insurance margin was up 21 per cent, reflecting our continued focus on health and protection business. At a country level, we have seen improvement in all of our markets, with double-digit growth in adjusted IFRS operating profit based on longer-term investment returns in eight out of 12, led by Hong Kong and China (both increasing 38 per cent). Including money market funds and the assets managed for internal life operations, Eastspring's total assets under management increased to £138.9 billion (2016: £117.9 billion on an actual exchange rate basis), while the cost-income ratio was stable at 56 per cent (2016: 56 per cent), driving an 18 per cent increase in adjusted IFRS operating profit based on longer-term investment returns to £176 million (2016: £149 million).

US total adjusted IFRS operating profit based on longer-term investment returns at £2,224 million increased by 3 per cent (9 per cent increase on an actual exchange rate basis), reflecting increased profit from our variable annuity business. US equity markets have continued to rise in 2017, which together with separate account net asset inflows of £3.5 billion, has led to separate account balances that were on average 17 per cent higher than the prior period. As a result, fee income increased 15 per cent to £2,343 million. Spread-based income decreased 10 per cent, as anticipated, reflecting the impact of lower yields on our fixed annuity portfolio and a reduced contribution from asset duration swaps. We expect these effects to continue to compress spread margins, although continued upwards movements in US yields may help to reduce the speed of the decline.

UK and Europe total adjusted IFRS operating profit based on longer-term investment returns was 10 per cent higher at £1,378 million. Life insurance adjusted IFRS operating profit based on longer-term investment returns increased by 8 per cent to £861 million (2016: £799 million). Within this total, the contribution from our core with-profits and in-force annuity business was £597 million (2016: £601 million), including an increased transfer to shareholders from the with-profits funds of £288 million (2016: £269 million) of which 15 per cent was from PruFund business (2016: 10 per cent). The balance of the life insurance result reflects the contribution from other activities which are not expected to recur to the same extent going forward. This includes, as anticipated, lower adjusted IFRS operating profit based on longer-term investment returns from the sale of annuities of £9 million (2016: £41 million) and a number of other items discussed below. Asset management adjusted IFRS operating profit based on longer-term investment returns increased 18 per cent to £500 million, driven by higher average assets under management and improved performance fees, together with a lower cost-income ratio of 58 per cent (2016: 59 per cent).

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

Life insurance profit drivers

We track the progress that we make in growing our life insurance business by reference to the scale of our obligations to our customers, which are referred to in the financial statements as policyholder liabilities. Each period these increase as we write new business and collect regular premiums from existing customers and decrease as we pay claims and policies mature. These policyholder liabilities contribute, for example, to our ability to earn fees on the unit-linked element and indicates the scale of the insurance element, another key source of profitability for the Group.

Shareholder-backed policyholder liabilities and net liability flows9

	2018 £m				2017 £m
	Actual exchange rate				Actual exchange rate
	At 1 January	Net liability Flows[10]	Market and other movements	At 31 December	At 1 January	Net liability Flows[10]	Market and other movements	At 31 December

Asia	37,402	3,251	(56)	40,597	32,851	2,301	2,250	37,402
US	180,724	(213)	5,089	185,600	177,626	3,137	(39)	180,724
UK and Europe	56,367	(2,774)	(12,833)	40,760	56,158	(2,721)	2,930	56,367

Total Group	274,493	264	(7,800)	266,957	266,635	2,717	5,141	274,493

Focusing on business supported by shareholder capital, which generates the majority of the life profit, in 2018 net flows into our businesses were overall positive at £0.3 billion driven by our Asian operations. In the US, net outflows were £0.2 billion with positive separate account net inflows of £1.1 billion being more than offset by general account net outflows of £1.3 billion, as a result of higher surrenders as the portfolio develops. In the UK and Europe, the net outflows principally reflect the run-off of the in-force annuity portfolio following our effective withdrawal from selling new annuity business. Market and other movements have reduced shareholder-back liabilities by £7.8 billion. This includes the removal of £10.9 billion3 of UK annuity liabilities, representing the portion of the £12 billion3 reinsured liabilities that will be subject to a Part VII transfer to Rothesay Life, following their reclassification as held for sale, offset by additions of £4.1 billion in Jackson as a result of the agreement in November 2018 to reinsure a portfolio of business from John Hancock. The remaining £1.0 billion primarily reflects the effects of negative investment markets offset by currency effects as sterling weakened over the period. In total, business flows and market movements have decreased shareholder-backed policyholder liabilities from £274.5 billion to £267.0 billion.
Policyholder liabilities and net liability flows in with-profits business9,11

	2018 £m				2017 £m
	Actual exchange rate				Actual exchange rate
	At 1 January	Net liability Flows[10]	Market and other movements	At 31 December	At 1 January	Net liability Flows[10]	Market and other movements	At 31 December

Asia	36,437	5,165	564	42,166	29,933	4,574	1,930	36,437
UK and Europe	124,699	3,209	(3,779)	124,129	113,146	3,457	8,096	124,699

Total Group	161,136	8,374	(3,215)	166,295	143,079	8,031	10,026	161,136

Policyholder liabilities in our with-profits business have increased by 3 per cent to £166.3 billion reflecting the popularity of our participating funds in Asia and PruFund in the UK, as consumers seek protection from some of the short-term ups and downs of direct stock market investments by using an established smoothing process. Across our Asia and UK and Europe operations, net liability flows increased to £8.4 billion. As returns from these funds are smoothed and shared with customers, the emergence of shareholder profit is more gradual. This business, nevertheless, remains an important source of future shareholder value.

Analysis of long-term insurance business pre-tax adjusted IFRS operating profit based on longer-term investment returns by driver

	Actual exchange rate						Constant exchange rate
	2018			2017			2017
	Operating profit £m	Average liability £m	Margin bps	Operating profit £m	Average liability £m	Margin bps	Operating profit £m	Average liability £m	Margin bps

Spread income	899	85,850	105	1,122	88,908	126	1,090	87,553	124
Fee income	2,711	175,443	155	2,609	166,839	156	2,518	162,267	155
With-profits	391	147,318	27	347	136,474	25	345	136,496	25
Insurance margin	2,480			2,302			2,223
Margin on revenues	2,254			2,287			2,210
Expenses:
Acquisition costs*	(2,319)	6,802	(34)%	(2,443)	6,958	(35)%	(2,364)	6,767	(35)%
Administration expenses	(2,413)	265,597	(91)	(2,305)	261,114	(88)	(2,231)	255,313	(87)
DAC adjustments	216			505			490
Expected return on shareholder assets	242			234			228

	4,461			4,658			4,509
Other items**	570			216			216

Long-term business adjusted IFRS operating profit based on longer-term investment returns	5,031			4,874			4,725

*
The ratio of acquisition costs is calculated as a percentage of APE sales including with-profits sales. The acquisition costs include only those relating to shareholder-backed business. APE is defined under the section 'EEV Basis, New Business Results and Free Surplus Generation' in this document.
**
Other items includes share of related tax charges from joint ventures and associate and other items considered non-core to the UK and Europe business, see note I(a) of the Additional unaudited financial information.

We continue to maintain our preference for high-quality sources of income such as insurance margin from life and health and protection business, and fee income. We favour insurance margin because it is relatively insensitive to the equity and interest rate cycle and prefer fee income to spread income because it is more capital-efficient. In line with this approach, on a constant exchange rate basis, insurance margin has increased by 12 per cent (up 8 per cent on an actual exchange rate basis) and fee income by 8 per cent (up 4 per cent on an actual exchange rate basis), while as anticipated, spread income decreased by 18 per cent (down 20 per cent on an actual exchange rate basis). Administration expenses increased to £2,413 million (2017: £2,231 million) as the business continues to expand in Asia, alongside higher asset-based commissions within the US business, which are treated as an administrative expense in this analysis. Refer to section I(a) within the "Additional unaudited financial information" for further information on adjusted IFRS operating profit based on longer-term investment returns by driver.

Asset management profit drivers

Movements in asset management adjusted IFRS operating profit based on longer-term investment returns are also influenced primarily by changes in the scale of these businesses, as measured by funds managed on behalf of external institutional and retail customers and our internal life insurance operations.

Asset management external funds under management12,13

	2018 £m				2017 £m
	Actual exchange rate				Actual exchange rate
	At 1 January	Net flows	Market and other movements	At 31 December	At 1 January	Net flows	Market and other movements	At 31 December

UK and Europe	163,855	(9,915)	(6,994)	146,946	136,763	17,337	9,755	163,855
Asia[14]	46,568	(1,586)	4,473	49,455	38,042	3,141	5,385	46,568

Total asset management	210,423	(11,501)	(2,521)	196,401	174,805	20,478	15,140	210,423

Total asset management (including MMF)	219,740	(10,001)	(1,736)	208,003	182,519	21,973	15,248	219,740

2018 compared with 2017 (CER)

M&GPrudential's external asset management net outflows were £9.9 billion (2017: net inflows of £17.3 billion) driven by the expected redemption of a single £6.5 billion low-margin institutional mandate, and net outflows from wholesale and direct clients from bond and equity classes in volatile financial markets. This was partially offset by inflows into multi-asset wholesale offerings and other institutional business products, including public debt and illiquid credit strategies. Internal life insurance assets under management were £174.3 billion (2017: £186.8 billion) benefiting from PruFund net flows of £8.5 billion, offset by the effect of the £12 billion3 annuities reinsurance and lower equity market levels. As a result, total M&GPrudential assets under management15 reduced to £321.2 billion (2017: £350.7 billion).

Eastspring's external assets under management, excluding money market funds, increased by 6 per cent (on an actual exchange rate basis) to £49.5 billion, reflecting the acquisition of TMB Asset Management, which added £9 billion, offset by client outflows and adverse market movements. Higher internal assets under management, driven by inflows into the life business and money market funds, lifted Eastspring's total assets under management to £151.3 billion.

2017 compared with 2016 (CER)

In 2017, average assets under management in our asset management businesses in the UK and Asia benefited from positive net inflows of assets and favourable markets, driving higher fee revenues. Reflecting this, adjusted IFRS operating profit based on longer-term investment returns derived from asset management activities in M&GPrudential increased by 18 per cent to £500 million and in Eastspring by 18 per cent (up 25 per cent on an actual exchange rate basis) to £176 million.

M&GPrudential's external assets under management have benefited from a record level of net inflows, reflecting improvement in investment performance and supportive markets. External asset management net inflows totalled £17.3 billion (2016: net outflows of £8.1 billion), with significant contributions from European investors in the Optimal Income Fund, Global Floating Rate High Yield Fund and multi-asset range, and from institutional clients, notably within our public debt, illiquid credit strategies and infrastructure equity funds. External assets under management increased 20 per cent to £163.9 billion during the year. Internal assets benefiting from PruFund sales and favourable markets increased 7 per cent, taking total M&GPrudential assets under management to £350.7 billion (2016: £310.8 billion).

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

Other income and expenditure and restructuring costs

Other income and expenditure consists of interest payable on core structural borrowings, corporate expenditure and other income. These items, together with restructuring costs, increased 2 per cent to a net charge of £890 million (2017: £872 million). This reflects higher restructuring costs of £165 million (2017: £103 million), partly offset by a lower interest expense. Restructuring costs include investment spend of £99 million in relation to M&GPrudential merger and transformation bringing the cumulative cost to £143 million, on an IFRS basis, since the project began. Other restructuring costs relate to efficiency and change programmes across the Group, for example the rationalisation of US locations in 2018.

Non-operating items

2018 compared with 2017 (CER)

Non-operating items consist of short-term fluctuations in investment returns on shareholder-backed business of negative £558 million (2017: negative £1,514 million), the results attaching to disposal of businesses of negative £588 million (2017: positive £218 million), and the amortisation of acquisition accounting adjustments of negative £46 million (2017: negative £61 million) arising mainly from the REALIC business acquired by Jackson in 2012. The loss related to the disposal of businesses relates primarily to the £508 million pre-tax loss following the reinsurance of £12 billion3 UK annuities to Rothesay Life in March 2018.

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

Short-term fluctuations in investment returns on shareholder-backed business are discussed further below.

Short-term fluctuations in investment returns on shareholder-backed business

Adjusted IFRS operating profit is based on longer-term investment return assumptions. The difference between actual investment returns recorded in the income statement and the assumed longer-term returns is reported within short-term fluctuations in investment returns.

2018

In 2018, the total short-term fluctuations in investment returns on shareholder-backed business were negative £558 million (2017: negative £1,563 million on an actual exchange rate basis) and comprised negative £512 million (2017: negative £1 million on an actual exchange rate basis) for Asia, negative £100 million (2017: negative £1,568 million on an actual exchange rate basis) in the US, positive £34 million (2017: negative £14 million on an actual exchange rate basis) in the UK and Europe and positive £20 million (2017: positive £20 million on an actual exchange rate basis) in other operations.

Rising interest rates in many territories in Asia led to unrealised bond losses in the period. In the US, lower equity market levels, alongside higher interest rate levels, as expected, resulted in gains on equity hedge instruments which are designed to protect Jackson's capital position, balanced by higher technical reserve requirements.

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

The UK non-operating profit of positive £206 million mainly reflects gains on bonds backing annuity capital and shareholders' funds following the 70 basis points fall in 15-year UK gilt yields in 2016.

The negative short-term fluctuations in investment returns for other operations of negative £204 million (2015: negative £73 million) include unrealised value movements on financial instruments.

IFRS basis effective tax rates

In 2018, the effective tax rate on adjusted IFRS operating profit based on longer-term investment returns was 16 per cent (2017: 21 per cent, 2016: 21 per cent), reflecting the reduction in the US federal tax rate from 35 per cent in 2017 to 21 per cent in 2018.

The 2018 effective tax rate on the total IFRS profit was 17 per cent (2017: 14 per cent after excluding the one-off impact of the re-measurement of US deferred tax balances, following the enactment in December 2017 of tax reform in the US, 2016: 16 per cent). The increase in the 2018 effective tax rate reflects non-tax deductible investment losses in Asia operations.

The main driver of the Group's effective tax rate is the relative mix of the profits between jurisdictions with higher tax rates (such as Indonesia and Malaysia), jurisdictions with lower tax rates (such as Hong Kong and Singapore), and jurisdictions with rates in between (such as the UK and the US).

Total tax contribution

The Group continues to make significant tax contributions in the jurisdictions in which it operates, with £2,839 million remitted to tax authorities in 2018. This was similar to the equivalent amount of £2,903 million remitted in 2017 and the equivalent amount of £2,887 million remitted in 2016.

Tax strategy

In May 2018, the Group published its updated tax strategy which, in addition to complying with the mandatory UK (Finance Act 2016) requirements, also included a number of additional disclosures, including a breakdown of revenues, profits and taxes for all jurisdictions where more than £5 million tax was paid. This disclosure was included as a way of demonstrating that our tax footprint (ie where we pay taxes) is consistent with our business footprint. An updated version of the tax strategy, including 2018 data, will be available on the Group's website before 31 May 2019.

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

Cash remitted to the Group by business units in 2018 amounted to £1,732 million, driven by higher remittances from Asia, demonstrating the quality and scale of its growth. Jackson made remittances of £342 million, although lower than the prior period. The remittance from M&GPrudential of £654 million was 2 per cent higher than the combined remittance in 2017, with an increase in the with-profits transfer from £215 million in 2017 to £233 million in 2018.

Cash remitted to the Group in 2018 was used to meet central costs of £430 million (2017: £470 million) and pay the 2017 second interim and 2018 first interim dividends. As well as these movements were corporate activities and other cash flows of positive £914 million (2017: negative £521 million), primarily driven by net debt issuance of £1.2 billion within the year. This led to holding company cash increasing from £2,264 million to £3,236 million over 2018.

Capital position, financing and liquidity

Capital position

Analysis of movement in Group shareholder Solvency II surplus16

	2018 £bn	2017 £bn

Solvency II surplus at 1 January	13.3	12.5
Operating experience	4.2	3.6
Non-operating experience (including market movements)	(1.2)	(0.6)
M&GPrudential transactions (see below)	0.4	—
Other capital movements:
Net subordinated debt issuance (redemption)	1.2	(0.2)
Foreign currency translation impacts	0.5	(0.7)
Dividends paid	(1.2)	(1.2)
Model changes	—	(0.1)

Estimated Solvency II surplus at 31 December	17.2	13.3

The high quality and recurring nature of our operating capital generation and our disciplined approach to managing balance sheet risk has resulted in an increase in the Group's shareholders' Solvency II capital surplus4 which is estimated at £17.2 billion at 31 December 2018 (equivalent to a solvency ratio of 232 per cent5), compared with £13.3 billion (202 per cent) at 31 December 2017. The increase in surplus was driven by operating capital formation of £4.2 billion and a £1.2 billion net increase in subordinated debt, offset by dividends to shareholders of £1.2 billion.

Local statutory capital

All of our subsidiaries continue to hold appropriate capital levels on a local regulatory basis. In the UK and Europe, at 31 December 2018 The Prudential Assurance Company Limited and its subsidiaries had an estimated Solvency II shareholder surplus17 of £3.7 billion (equivalent to a cover ratio of 172 per cent), reflecting the impact from the reinsurance of £12 billion of annuity liabilities and the transfer of the Group's Hong Kong insurance subsidiaries. The UK with-profits surplus18 is estimated at £5.5 billion (equivalent to a cover ratio of 231 per cent). In the US, operational capital formation and the strong performance of our hedging programme as equity markets weakened during the fourth quarter of 2018 more than offset remittances to Group and a 35 percentage point ratio impact from the incorporation of tax reform into the statutory capital requirement, resulting in a risk-based capital ratio of 458 per cent (2017: 409 per cent).

Debt portfolio

The Group continues to maintain a high-quality defensively positioned debt portfolio. Shareholders' exposure to credit is concentrated in the UK and Europe annuity portfolio and the US general account, mainly attributable to Jackson's fixed annuity portfolio. The credit exposure is well diversified and 98 per cent of our UK and Europe portfolio and 96 per cent of our US portfolio are investment grade19. During 2018, default losses were minimal and reported impairments across the UK and US portfolios were £4 million (2017: £2 million).

Financing and liquidity

Shareholders' net core structural borrowings and ratings

	31 December
	2018 £m	2017 £m

Total borrowings of shareholder-financed businesses	7,664	6,280
Less: Holding company cash and short-term investments	(3,236)	(2,264)

Net core structural borrowings of shareholder-financed businesses	4,428	4,016

Gearing ratio*	20%	20%

*
Net core structural borrowings as proportion of IFRS shareholders' funds plus net debt, as set out in note III of the Additional unaudited financial information.

The Group had central cash resources of £3.2 billion at 31 December 2018 (31 December 2017: £2.3 billion). Total core structural borrowings increased by £1.4 billion, from £6.3 billion to £7.7 billion, mainly as a result of the capital rebalancing process related to the intended demerger of M&GPrudential. This involved the redemption of US$550 million (equivalent to £432 million at 31 December 2018) 7.75 per cent tier 1 perpetual subordinated debt in December 2018 being more than offset by the issue of US$500 million (£374 million at 31 December 2018) 6.5 per cent tier 2 substitutable subordinated notes, £500 million 6.25 per cent tier 2 substitutable subordinated notes and £750 million 5.625 per cent tier 2 substitutable subordinated notes in October 2018.

In addition to its net core structural borrowings of shareholder-financed businesses set out above, the Group also has access to funding via the money markets and has in place an unlimited global commercial paper programme. As at 31 December 2018, we had issued commercial paper under this programme totalling US$599 million, to finance non-core borrowings.

Prudential's holding company currently has access to £2.6 billion of syndicated and bilateral committed revolving credit facilities provided by 19 major international banks, expiring in 2023. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 31 December 2018. The medium-term note programme, the US shelf programme (platform for issuance of SEC registered public bonds in the US market), the commercial paper programme and the committed revolving credit facilities are all available for general corporate purposes and to support the liquidity needs of Prudential's holding company, and are intended to maintain a flexible funding capacity.

Movement in Shareholders' Funds

The following table sets forth a summary of the movement in Prudential's IFRS shareholders' funds for 2018 and 2017:

Shareholders' funds

	2018 £m	2017 £m

Profit after tax for the year[20]	3,010	2,389
Exchange movements, net of related tax	348	(409)
Cumulative exchange gain of Korea life business recycled to profit and loss account	-	(61)
Unrealised gains and losses on Jackson fixed income securities classified as available for sale[21]	(1,083)	486
Dividends	(1,244)	(1,159)
Other	131	175

Net increase in shareholders' funds	1,162	1,421
Shareholders' funds at 1 January	16,087	14,666

Shareholders' funds at 31 December	17,249	16,087

Shareholders' value per share[6]	665p	622p

Return on shareholders' funds[6]	25%	25%

Group IFRS shareholders' funds at 31 December 2018 increased by 7 per cent to £17.2 billion (31 December 2017: £16.1 billion on an actual exchange rate basis), driven by the strength of the operating result, offset by dividend payments of £1,244 million. During the period, UK sterling has weakened relative to the US dollar and various Asian currencies. With approximately 51 per cent of the Group's IFRS net assets denominated in non-sterling currencies, this generated a positive exchange rate movement on the net assets in the period. In addition, the increase in US long-term interest rates between the start and the end of the reporting period produced unrealised losses on fixed income securities held by Jackson accounted through other comprehensive income.

Corporate transactions

2018

Intention to demerge the Group's UK and Europe businesses and reinsurance of £12.0 billion3 UK annuity portfolio

The Group is making good progress on its previously announced intention to demerge its UK and Europe businesses from Prudential plc, resulting in two separately listed companies. The Group has transferred legal ownership of The Prudential Assurance Company Limited (PAC) and M&G Group Limited to the new holding company for M&GPrudential, and completed the transfer of the legal ownership of its Hong Kong insurance subsidiaries from PAC to Prudential Corporation Asia Limited in December 2018.

In March 2018, M&GPrudential reinsured £12.0 billion (as at 31 December 2017) of its shareholder-backed annuity portfolio to Rothesay Life. Under the terms of the agreement, this is expected to be followed by a Part VII transfer of most of the portfolio by 30 June 2019. The reinsurance agreement became effective on 14 March 2018 and resulted in an IFRS basis pre-tax loss of £508 million.

The above transactions increased the Group's shareholder Solvency II capital position by £0.4 billion.

Prior to the demerger, the Group expects to rebalance its debt capital across Prudential and M&GPrudential. This will include the ultimate holding company of M&GPrudential becoming an issuer of new debt, including debt substituted from Prudential, and Prudential redeeming some of its existing debt. Following these actions, the overall absolute quantum of debt across Prudential and M&GPrudential is currently expected to increase, by an amount which is not considered to be material in the context of the Group's total outstanding debt as at 30 June 2018, before any substitutable debt had been issued, of £7.6 billion (comprising the Group's core structural borrowings of £6.4 billion and shareholder borrowings from short-term fixed income securities programme of £1.2 billion). At the time of the demerger, Prudential expects M&GPrudential to be holding around £3.5 billion of subordinated debt. This expectation is subject to the M&GPrudential capital risk appetite being approved by the Board of the ultimate holding company of M&GPrudential, once fully constituted to include independent non-executive directors, and reflects the current operating environment and economic conditions, material changes in which may lead to a different outcome.

Entrance into Thailand mutual fund market

In July 2018, Eastspring reached an agreement to acquire initially 65 per cent of TMB Asset Management Co., Ltd. (TMBAM), a leading asset management company in Thailand, from the TMB Bank Public Company Limited (TMB). Thailand is the largest fund management market within the Association of Southeast Asian Nations (ASEAN) with total assets under management of £115 billion at 31 December 201822. Eastspring has an option to increase its ownership to 100 per cent in the future. As part of this acquisition, Eastspring has also entered into a distribution agreement with TMB to provide best-in-class investment solutions to their customers. The acquisition of TMBAM, with £9 billion of assets under management as at 31 December 2018, reinforces Prudential's commitment to the Thai market.

Acquisition of John Hancock's group payout annuity business

In November 2018, Jackson announced an agreement with John Hancock Life Insurance Company to reinsure 100 per cent of John Hancock's group payout annuity business, effective from 1 October 2018.

In total, the transaction involves Jackson indemnity reinsuring approximately US$5.5 billion of reserves, representing an increase in Jackson's general account liabilities of approximately 10 per cent. John Hancock will continue to be responsible for the administration of the business.

Renewal and expansion of regional strategic bancassurance alliance with UOB

In January 2019, Prudential and UOB renewed their regional bancassurance alliance until 2034, extending the scope to include a fifth market, Vietnam, alongside our existing footprint across Singapore, Malaysia, Thailand and Indonesia.

Under the terms of the renewal, Prudential's life insurance products will be distributed through UOB's extensive network of more than 400 branches in five markets, providing access to over four million UOB customers. In addition, Prudential will use its digital capabilities to deliver protection-focused propositions to aid UOB's digital bank expansion and customer acquisition aspirations. An initial fee of £662 million will be paid under the agreement which will be funded through internal resources. This amount will be paid in three instalments. £230 million was paid in February 2019 with £331 million to be paid in January 2020 and £101 million to be paid in January 2021.

Acquisition of majority stake in Group Beneficial

Prudential plc is acquiring a majority stake in Group Beneficial (Beneficial), one of the leading life insurers in Cameroon, Côte d'Ivoire and Togo. Beneficial provides savings and protection products to over 300,000 customers through 41 branches and more than 2,000 agents. The acquisition will significantly add to Prudential's growing scale in Africa, and is subject to various conditions and regulatory approvals.

2017

Entrance into Nigeria

In July 2017, the Group acquired a majority stake in Zenith Life of Nigeria and formed exclusive bancassurance partnerships with Zenith Bank in Nigeria and Ghana. The acquisition and bancassurance partnerships will see Prudential enter the market in Nigeria, Africa's largest economy, with a population of over 180 million. This expands Prudential's regional platform in Africa following the launch of businesses in Ghana and Kenya in 2014, in Uganda in 2015 and Zambia in 2016.

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

Dividend

The Board has decided to increase the full-year ordinary dividend by 5 per cent to 49.35 pence per share, reflecting our 2018 financial performance and our confidence in the future prospects of the Group. In line with this, the Directors have approved a second interim ordinary dividend of 33.68 pence per share (2017: 32.5 pence per share).

The Group's dividend policy remains unchanged. The Board will maintain focus on delivering a growing ordinary dividend. In line with this policy, Prudential aims to grow the ordinary dividend by 5 per cent per annum. The potential for additional distributions will continue to be determined after taking into account the Group's financial flexibility across a broad range of financial metrics and an assessment of opportunities to generate attractive returns by investing in specific areas of the business23.

Notes

1
Increase stated on a constant exchange rate basis.
2
Core refers to the underlying profit of the UK and Europe insurance business, excluding the effect of, for example, management actions to improve solvency and material assumption changes. Details of these are set out in note I(d) of the Additional unaudited financial information.
3
Relates to IFRS shareholder annuity liabilities, valued as at 31 December 2017.
4
The Group shareholder capital position excludes the contribution to Own Funds and the Solvency Capital Requirement from ring fenced with-profit funds and staff pension schemes in surplus. The estimated solvency positions include management's calculation of UK transitional measures reflecting operating and market conditions at each valuation date, which for both 2018 and 2017 reflects the approved regulatory position.
5
Estimated before allowing for second interim ordinary dividend.
6
See note III of the Additional unaudited financial information for definition and reconciliation to IFRS balances.
7
Asia insurance revenues include spread income, fee income, with-profits, insurance margin and expected return on shareholder assets.
8
Margin represents operating income before performance-related fees as a proportion of the related funds under management, for further information see note I(c) of the additional unaudited financial information.
9
Includes Group's proportionate share of the liabilities and associated flows of the insurance joint ventures and associates in Asia.
10
Defined as movements in policyholder liabilities arising from premiums (net of charges), surrenders/withdrawals, maturities and deaths.
11
Includes unallocated surplus of with-profits business.
12
Includes Group's proportionate share in PPM South Africa and the Asia asset management joint ventures.
13
For our asset management business, the level of funds managed on behalf of third parties, which are not therefore recorded on the balance sheet, is a driver of profitability. We therefore analyse the movement in the funds under management each period, focusing between those which are external to the Group and those held by the insurance business and included on the Group balance sheet. This is analysed in note II(a) of the Additional unaudited financial information.
14
Net inflows exclude Asia Money Market Fund (MMF) inflows of £1,500 million (2017: £1,495 million). External funds under management exclude Asia MMF balances of £11,602 million (2017: £9,317 million).
15
Represents M&GPrudential asset management external funds under management and internal funds included on the M&GPrudential long-term insurance business balance sheet.
16
The methodology and assumptions used in calculating the Solvency II capital results are set out in note II(b) of the Additional unaudited financial information.
17
The UK shareholder capital position excludes the contribution to Own Funds and the Solvency Capital Requirement from ring-fenced with-profit funds and staff pension schemes in surplus. The estimated solvency positions include management's calculation of UK transitional measures reflecting operating and market conditions at each valuation date, which for both 2018 and 2017 reflects the approved regulatory position.
18
The estimated solvency positions include management's calculation of UK transitional measures reflecting operating and market conditions at each valuation date, which for both 2018 and 2017 reflects the approved regulatory position.
19
Based on hierarchy of Standard and Poor's, Moody's and Fitch, where available and if unavailable, internal ratings have been used.
20
Excluding profit for the year attributable to non-controlling interests.
21
Net of related charges to deferred acquisition costs and tax.
22
©Copyright 2018 Strategic Insight, an Asset International Company and when referenced or sourced Morningstar Inc., Standard & Poor's Inc., and Lipper Inc. All rights reserved. The information, data, analyses and opinions contained herein (a) include confidential and proprietary information of the aforementioned companies, (b) may not be copied or redistributed for any purpose, (c) are provided solely for information purposes, and (d) are not warranted or represented to be correct, complete, accurate, or timely.
23
Refer to note 11 on the parent company financial statements for further detail on the distributable profits of Prudential plc.

Explanation of Movements in Profit before Shareholder Tax by Nature of Revenue and Charges

The following table shows Prudential's consolidated total revenue and consolidated total charges for the years presented:

	Actual Exchange Rate
	2018 £m	2017 £m	2016 £m

Gross premiums earned(a)	47,224	44,005	38,981
Outward reinsurance premiumsnote(i)	(14,023)	(2,062)	(2,020)

Earned premiums, net of reinsurance	33,201	41,943	36,961
Investment return(b)	(10,263)	42,189	32,511
Other incomenote(ii)	1,993	2,258	2,246

Total revenue, net of reinsurance	24,931	86,390	71,718

Benefits and claimsnote(i)	(27,411)	(71,854)	(60,948)
Outward reinsurers' share of benefit and claimsnote(i)	13,554	2,193	2,412
Movement in unallocated surplus of with-profits funds	1,289	(2,871)	(830)

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance(c)	(12,568)	(72,532)	(59,366)
Acquisition costs and other expenditure(d)	(8,855)	(9,993)	(8,724)
Finance costs: interest on core structural borrowings of shareholder-financed businesses	(410)	(425)	(360)
(Loss) gain on disposal of businesses and corporate transactions	(80)	223	-
Remeasurement of the sold Korea life business	-	5	(238)

Total charges, net of reinsurance and (loss) gain on disposal of businesses	(21,913)	(82,722)	(68,688)

Share of profits from joint ventures and associates, net of related tax	291	302	182

Profit before tax (being tax attributable to shareholders' and policyholders' returns)	3,309	3,970	3,212
Tax credit (charge) attributable to policyholders' returns	326	(674)	(937)

Profit before tax attributable to shareholders	3,635	3,296	2,275

Total tax charge attributable to policyholders and shareholders	(296)	(1,580)	(1,291)
Adjustment to remove tax (credit) charge attributable to policyholders' returns	(326)	674	937

Tax charge attributable to shareholders' returns	(622)	(906)	(354)

Profit for the year	3,013	2,390	1,921

Notes

(i)
Outward reinsurance premiums include the £(12,149) million paid during the year in respect of the reinsurance of the UK annuity portfolio. The associated increase in reinsurance assets is included in outward reinsurers' share of benefits and claims and the consequential change to policyholder liabilities is included in benefits and claims. See note D1.1 for further details.
(ii)
The 2017 and 2016 comparative results have been re-presented from those previously published for the deduction of certain expenses against revenue following the adoption of IFRS 15. See note A2.
(iii)
This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders. This is principally because the corporate taxes of the Group include those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the profit before all taxes measure is not representative of pre-tax profits attributable to shareholders. Profit before all taxes is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of with-profits funds after adjusting for taxes borne by policyholders.

(a)
Gross premiums earned

	Year ended 31 December £m
	2018	2017	2016

Asia	16,469	15,688	14,006
US	17,656	15,164	14,685
UK and Europe	13,061	13,126	10,290
Unallocated to a segment	38	27	-

Total	47,224	44,005	38,981

Gross premiums earned for insurance operations total £47,224 million in 2018, up 7 per cent from £44,005 million in 2017. The increase of £3,219 million is primarily driven by growth of £2,492 million in the US operations and £781 million in the Asia operations, marginally offset by a decline of £65 million in the UK and Europe operations.

Gross premiums earned for insurance operations totalled £44,005 million in 2017, up 13 per cent from £38,981 million in 2016. The increase of £5,024 million was primarily driven by growth of £2,836 million in the UK and Europe operations, £1,682 million in the Asia operations and £479 million in the US operations.

Asia

Gross premiums earned reflect the aggregate of single and regular premiums of new business sold in the year and premiums on annual business sold in previous years.

Gross premiums for Asia have increased by £781 million or 5 per cent from £15,688 million in 2017 to £16,469 million in 2018 on an actual exchange rate basis. Excluding the impact of exchange translation, gross earned premiums in Asia have increased by 9 per cent from 2017 to 2018, from £15,168 million on a constant exchange rate in 2017 to £16,469 million in 2018.

Gross premiums for Asia increased by 12 per cent from £14,006 million in 2016 to £15,688 million in 2017 on an actual exchange rate basis. Excluding the impact of exchange translation, gross earned premiums in Asia increased by 7 per cent from 2016 to 2017, from £14,691 million in 2016 to £15,688 million in 2017.

The growth in earned premiums from 2016 to 2017 and from 2017 to 2018 reflected the continued growth of our in-force recurring premium business. In 2018, total new business premiums from Asia were £4,809 million, down by £177 million from 2017 (£4,986 million) on an actual exchange rate basis.

The Group's focus on quality is undiminished with regular premium contracts accounting for majority of sales as well as the mix of health and protection products. This favourable mix provides a high level of recurring income and an earnings profile that is significantly less correlated to investment markets.

In 2018, Hong Kong sales have increased during the year, with higher sales levels from Mainland China visitors to Hong Kong driving positive momentum over the course of the year. In China, sales grew in the fourth quarter, In Singapore, sales were higher driven by agency and bancassurance channels, pricing actions and favourable product mix shifts. Indonesia continues to experience a challenging market environment, which was compounded by the adverse impact of higher yields and hence sales were lower. Despite these headwinds, the Group is investing in business to strengthen its distribution capabilities, upgrading its systems and refreshing its product propositions to meet customer needs.

US

Gross premiums have increased by 16 per cent from £15,164 million in 2017 to £17,656 million in 2018 on an actual exchange rate basis. Excluding the impact of exchange translation, gross premiums in the US have increased by 21 per cent from £14,638 million in 2017 to £17,656 million in 2018. In October 2018, Jackson entered into an agreement with John Hancock Life to assume the risk on 100 per cent of their group pay-out annuity business, increasing gross premiums earned by £3.7 billion. Excluding the premiums from this transaction, gross premiums decreased slightly from the prior year on a constant exchange rate basis.

Gross premiums increased by 3 per cent from £14,685 million in 2016 to £15,164 million in 2017 on an AER basis. Excluding the impact of exchange translation, gross premiums in the US decreased by 2 per cent from £15,434 million on a CER basis in 2016 to £15,164 million in 2017. Uncertainty regarding the application and implementation of the US Department of Labor Fiduciary Duty Rule led to continued pressure on industry sales in 2017 which were down 11 per cent over the first nine months of the year. Despite this, Jackson's variable annuity sales increased marginally, with the economics on new business in variable annuities remaining attractive given high internal rates of return and short payback periods. Net inflows into Jackson's separate account asset balances, which drove fee-based earnings on variable annuity business, remained positive at £3.5 billion. The marginal increase in the variable annuity sales was more than offset by decreases in the sales of fixed annuity and fixed index annuity products.

UK and Europe

Gross premiums for UK and Europe life business of £13,061 million are in line with 2017. New sales continue to be driven by the popular PruFund ISA proposition. Reflecting this performance, total PruFund assets under management of £43 billion as at 31 December 2018 were 20 per cent higher than at the start of the year, driven by positive net flows of £8.5 billion.

Gross premiums for UK and Europe life business increased by 28 per cent from £10,290 million in 2016 to £13,126 million in 2017, mainly due to our on-going strategy of extending customer access to PruFund's with-profits investment option via additional product wrappers which continue to drive growth. We saw notable success with the build-out of PruFund through individual pensions, income drawdown and ISAs. Reflecting this performance, total PruFund assets under management of £35.9 billion as at 31 December 2017 were 46 per cent higher than at the start of 2017.

(b)
Investment return

	Year ended 31 December £m
	2018	2017	2016

Asia	(2,154)	8,995	2,917
US	(4,788)	18,533	7,612
UK and Europe	(3,437)	14,584	22,095
Unallocated to a segment and intra-segment elimination	116	77	(113)

Total	(10,263)	42,189	32,511

Investment return principally comprises interest income, dividends, investment appreciation/depreciation (realised and unrealised gains and losses) on investments designated as fair value through profit and loss and realised gains and losses, including impairment losses, on securities designated as available-for-sale. Movements in unrealised appreciation/depreciation of Jackson's debt securities designated as amortised cost and available-for-sale are not reflected in investment return but are recorded in other comprehensive income.

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

The table below provides a breakdown of the investment return for each regional operation attributable to each type of business.

	2018 £m	2017 £m	2016 £m

Asia
Policyholder returns
Assets backing unit-linked liabilities	(870)	2,720	822
With-profits business	(1,372)	4,689	1,454

	(2,242)	7,409	2,276
Shareholder returns	88	1,586	641

Total	(2,154)	8,995	2,917

US
Policyholder returns - Assets held to back separate account (unit-linked) liabilities	(7,320)	19,198	7,917
Shareholder returns	2,532	(665)	(305)

Total	(4,788)	18,533	7,612

UK and Europe
Policyholder returns
Scottish Amicable Insurance Fund (SAIF)	(203)	368	874
Assets held to back unit-linked liabilities	(1,133)	2,111	3,134
With-profits fund (excluding SAIF)	(2,211)	10,108	13,224

	(3,547)	12,587	17,232
Shareholder returns	110	1,997	4,863

Total	(3,437)	14,584	22,095

Unallocated to a segment
Shareholder returns	116	77	(113)

Group Total
Policyholder returns	(13,109)	39,194	27,425
Shareholder returns	2,846	2,995	5,086

Total	(10,263)	42,189	32,511

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

(i)
debt securities in the general account of US operations, the return on which is attributable to shareholders and which are accounted for on an IAS 39 available-for-sale basis. In this respect realised gains and losses (including impairment losses) are recorded in the income statement, while movements in unrealised appreciation (depreciation) are booked as other comprehensive income. As a result, the changes in unrealised fair value of these debt securities are not reflected in Prudential's investment returns in the income statement; and
(ii)
loans and receivables, which are generally carried at amortised cost (unless designated at fair value through profit or loss).

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

Asia

The table below provides an analysis of investment return attributable to Asia operations for the years presented:

	Year ended 31 December £m
	2018	2017	2016

Interest/dividend income (including foreign exchange gains and losses)	1,669	1,685	1,513
Investment (depreciation) appreciation*	(3,823)	7,310	1,404

Total	(2,154)	8,995	2,917

*Investment appreciation/depreciation comprises net realised or unrealised gains or losses on the investments.

In Prudential's Asia operations, debt securities account for 55 per cent, 54 per cent and 55 per cent of the total investment portfolio as at 31 December 2018, 2017 and 2016, respectively, with equities comprising 38 per cent, 39 per cent and 36 per cent, respectively. The remaining portion of the total investment portfolio were primarily loans and deposits with credit institutions. Investment return has decreased from a gain of £8,995 million in 2017 to a loss of £2,154 million in 2018. This decrease primarily reflects the year on year adverse change in investment appreciation of £10,507 million driven by unfavourable debt and equity market performance. Rising interest rates across a number of Asia markets and in the US led to unrealised bond losses in the period, as well as unrealised loss on US treasuries held by certain business units. In addition, equity market movements were unfavourable during the year with the MSCI Asia excluding Japan index down 14 per cent and the S&P 500 index down 6 per cent. The adverse movements in the returns on equities have a more significant impact on the with-profits funds and unit-linked business in Asia.

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

US

The table below provides an analysis of investment returns attributable to US operations for the years presented:

	Year ended 31 December £m
	2018	2017	2016

Investment return of investments backing US separate account liabilities	(6,792)	19,198	7,917
Other investment return	2,004	(665)	(305)

Total	(4,788)	18,533	7,612

In the US, investment return has decreased from a gain of £18,533 million in 2017 to a loss of £4,788 million in 2018. This £23,321 million unfavourable change arises from the decrease of £25,990 million in the investment return of investments backing variable annuity separate account liabilities from a gain of £19,198 million in 2017 to a loss of £6,792 million in 2018, partially offset by an increase in other investment returns from a loss of £665 million 2017 to a gain of £2,004 million in 2018. The lower separate account return is primarily driven by the fall in equity markets over the year. The S&P 500 index is 6 per cent lower than 2017. The increase of £2,669 million in other investment returns primarily arises as a result of realised gains from derivatives held to manage interest rate and equity risk exposures in 2018 compared to losses in 2017 as discussed in note B1.2 to the consolidated financial statements.

Investment return increased from £7,612 million in 2016 to £18,533 million in 2017. This £10,921 million favourable change arose from an increase of £11,281 million in the investment return on investments backing variable separate account liabilities from £7,917 million in 2016 to £19,198 million in 2017, partly offset by a charge of £360 million in other investment return from a loss of £305 million to a loss of £665 million. The primary driver for the £11,281 million increase in investment return on investments backing variable annuity separate account liabilities as compared with 2016 was the more favourable movements in US equity markets in 2017 compared with 2016. The charge of £360 million in other investment returns primarily reflected a decrease in the realised gains and losses on the available-for-sale debt securities recorded in the income statement, which decreased from a realised gain of £376 million in 2016 to a realised loss of £43 million in 2017.

UK and Europe

The table below provides an analysis of investment return attributable to the UK and Europe operations for the years presented:

	Year ended 31 December £m
	2018	2017	2016

Interest/dividend income	5,951	6,183	6,019
Investment (depreciation)appreciation and other investment return	(9,388)	8,401	16,076

Total	(3,437)	14,584	22,095

In Prudential's UK and Europe operations, equities account for 29 per cent, 31 per cent and 29 per cent of the total investment portfolio as at 31 December 2018, 2017 and 2016, respectively. Debt securities comprise 46 per cent, 46 per cent and 50 per cent and investment properties account for 10 per cent, 8 per cent and 8 per cent as at 31 December 2018, 2017 and 2016. The remaining 15 per cent, 15 per cent and 13 per cent of the total investment portfolio as at 31 December 2018, 2017 and 2016, respectively, relate to loans, deposits with credit institutions, investments in partnerships in investment pools and derivative assets. Within debt securities of £86 billion as at 31 December 2018 (31 December 2017: £95 billion; 31 December 2016: £93 billion), 70 per cent (31 December 2017: 64 per cent; 31 December 2016: 66 per cent) consist of corporate debt securities.

Interest and dividend income has decreased by £232 million from £6,183 million in 2017 to £5,951 million in 2018, and increased by £164 million from £6,019 million in 2016 to £6,183 million in 2017. The lower income in 2018 mainly arises from the decrease in interest income following the reinsurance of £12.0 billion of the UK shareholder-backed annuity portfolio to Rothesay Life. See note D1.1 of the consolidated financial statements for further details.

The decrease in investment appreciation (depreciation) and other investment return of £17,789 million from a gain of £8,401 million in 2017 to a loss of £9,388 million in 2018 principally reflects higher unrealised losses in debt and equity securities in 2018 compared to 2017. Increase in interest rates and credit spreads in 2018 led to losses on fixed income assets. The FTSE index was down 12 per cent in 2018 compared to an 8 per cent increase in 2017.

The decrease in investment appreciation and other investment return of £7,675 million from £16,076 million in 2016 to £8,401 million in 2017 principally reflected more significant gains on bonds and equities in 2016 compared with 2017. The increase in investment appreciation and other investment return of £18,099 million from a loss of £2,023 million in 2015 to a gain of £16,076 million in 2016 principally reflected gains on bonds following fall in UK Gilt yields in 2016.

Unallocated to a segment

The investment returns for unallocated to a segment and intra-segment elimination was positive £116 million in 2018 compared with positive £77 million in 2017 and negative £113 million in 2016. The returns in the periods presented include the unrealised value movements on financial instruments.

(c)
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance

	Year ended 31 December £m
	2018	2017	2016

Asia*	(8,775)	(18,269)	(11,311)
US	(8,790)	(31,205)	(20,214)
UK and Europe*	5,016	(23,047)	(27,841)
Unallocated to a segment	(19)	(11)	-

Total	(12,568)	(72,532)	(59,366)

*
The Asia and UK and Europe benefits and claims exclude intra-group transactions.

Benefits and claims represent payments, including final bonuses, to policyholders in respect of maturities, surrenders and deaths plus changes in technical provisions (which primarily represent the movement in amounts owed to policyholders) net of any associated reinsurance. Benefits and claims are amounts attributable to policyholders (net of any recoveries due from reinsurers). The movement in unallocated surplus of with-profits funds represents the transfer to (from) the unallocated surplus each year through a charge (credit) to the income statement of the annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders.

The underlying reasons for the year-on-year changes in benefits and claims and movement in unallocated surplus in each of Prudential's regional operations are changes in the incidence of claims incurred, increases or decreases in policyholders' liabilities, and movements in unallocated surplus of with-profits funds.

The charge for total benefit and claims and movement in unallocated surplus, net of reinsurance, of with-profits funds decreased by £59,964 million in 2018 to a charge of £12,568 million compared with a charge of £72,532 million in 2017 and a charge of £59,366 million in 2016, as shown below:

	Year ended 31 December £m
	2018	2017*	2016*

Claims incurred, net of reinsurance	(30,519)	(27,811)	(23,893)
Decrease (increase) in policyholder liabilities, net of reinsurance	16,662	(41,850)	(34,643)
Movement in unallocated surplus of with-profits funds	1,289	(2,871)	(830)

Benefits and claims and movement in unallocated surplus, net of reinsurance	(12,568)	(72,532)	(59,366)

*
The comparative results have been re-presented from previously published for a reclassification between Claims incurred, net of reinsurance and Increase in policyholder liabilities, net of reinsurance.

The charge for benefits and claims and movements in unallocated surplus, net of reinsurance of £12,568 million (2017: £72,532 million; 2016: £59,366 million) shown in the table above includes the effect of accounting for investment contracts without discretionary participation features (as defined by IFRS 4) in accordance with IAS 39 to reflect the deposit nature of the arrangement.

Additionally, the movement in policyholder liabilities and unallocated surplus of with-profits funds represents the amount recognised in the income statement and therefore excludes the effect of foreign exchange translation differences on the policyholder liabilities of foreign subsidiaries and the movement in liabilities arising on acquisitions and disposals of subsidiaries in the year, together with other items that do not pass through the income statement as described in note C4.1(a)(iii) of the consolidated financial statements.

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

However, the principal driver for the year on year variations in the increases and decreases in policyholder liabilities is the investment return element due to the inherent nature of market fluctuations. These variations are driven by changes to investment return reflected in the statement of financial position measurement of liabilities for Prudential's with-profits, SAIF and unit-linked policies (including US separate account business). In addition, for those liabilities such as those relating to UK and Europe's annuity business, where the IFRS measurement reflects the yields on assets backing the liabilities, the year-on-year changes in investment yields also contribute significantly to variations in the measurement of policyholder liabilities. The principal driver for variations in the change in unallocated surplus of with-profits funds is the value movements on the investment assets of the with-profits funds to the extent not reflected in policyholder liabilities.

An analysis of the movements in policyholder liabilities and unallocated surplus of with-profits funds balances is provided in note C4.1 to the consolidated financial statements. The policyholder liabilities shown in the analysis in note C4.1 are gross of reinsurance and include the full movement in the year of investment contracts without discretionary participating features (as defined in IFRS 4). Further, this analysis has been prepared to include the Group's share of the policyholder liabilities of the Asia joint ventures and associate that are accounted for on an equity method basis in the Group's financial statements.

The principal variations in the movements in policyholder liabilities and movements in unallocated surplus of with-profits funds for each regional operation are discussed below.

Asia

In 2018, the charge for benefits and claims and movement in unallocated surplus of with-profits funds totalled £8,775 million, representing a decrease of £9,494 million compared with the charge of £18,269 million in 2017 and a charge of £11,311 million in 2016.

The amounts of the year-on-year change attributable to each of the underlying reasons are shown below:

	Year ended 31 December £m
	2018	2017	2016

Claims incurred, net of reinsurance	(4,925)	(5,118)	(4,530)
Increase in policyholder liabilities, net of reinsurance	(4,969)	(12,049)	(7,120)
Movement in unallocated surplus of with-profits funds	1,119	(1,102)	339

Benefits and claims and movement in unallocated surplus, net of reinsurance	(8,775)	(18,269)	(11,311)

In general, the growth in policyholder liabilities in Asia over the three-year period shown above reflects the combined growth of new business and the in-force books in the region.

The variations in the increases or decreases in policyholder liabilities in individual years were however, primarily due to movement in investment returns. This was as a result of asset value movements that are reflected in the unit value of the unit-linked policies and the fluctuation of the policyholder liabilities of the Asia operations' with-profits policies with the funds' investment performance.

Accordingly, the decrease in investment return in 2018, mainly driven by unfavourable equity market performances across the region as compared with strong growth in 2017 and unrealised bond losses as a result of higher interest rates, resulted in a related decrease in the charge for benefits and claims in the year.

US

Except for institutional products and term certain annuities which are classified as investment products under IAS 39, the products are accounted for as insurance contracts for IFRS reporting purposes. On this basis of reporting, deposits into these products are recorded as premiums while, withdrawals and surrenders are included in benefits and claims, and the resulting net movement is recorded under other reserve movements within benefits and claims. Benefits and claims also include interest credited to policyholders in respect of deposit products less fees charged on these policies.

In 2018, the charge for benefits and claims has decreased by £22,415 million to £8,790 million compared with £31,205 million in 2017. In 2017, the charge for benefits and claims increased by £10,991 million to £31,205 million compared with £20,214 million in 2016.

The amounts of the year-on-year change attributable to each of the underlying reasons are shown below:

	Year ended 31 December £m
	2018	2017*	2016*

Claims incurred, net of reinsurance	(14,667)	(11,583)	(9,189)
(Increase) decrease in policyholder liabilities, net of reinsurance	5,877	(19,622)	(11,025)

Benefits and claims, net of reinsurance	(8,790)	(31,205)	(20,214)

*
The comparative results have been re-presented from previously published for a reclassification between Claims incurred, net of reinsurance and Increase in policyholder liabilities, net of reinsurance.

The year-on-year movement in claims incurred for US operations as shown in the table above also includes the effect of translating the US dollar results into pound sterling at the average exchange rates for the relevant years.

The charges in each year comprise amounts in respect of variable annuity and other business. The year-on-year movement is principally driven by the movement in the investment return on the assets backing the variable annuity separate account liabilities. This has decreased in 2018 compared to 2017 and 2016 due to relatively less favourable US equity markets in the current year as discussed above under 'Investment Return'. The decrease in policyholder liabilities in 2018 as a result of equity market movements is partially offset by an increase in the liability for variable guarantees in the year and an increase from the reinsurance agreement entered into by Jackson in November 2018 to acquire a closed block of group pay-out annuity business from John Hancock Life Insurance Company. The transaction resulted in an increase to policyholder liabilities of £4.1 billion at the inception of the contract.

UK and Europe

The overall result for benefits, claims and the transfer to unallocated surplus has decreased to a credit of £5,016 million in 2018 compared with a £23,047 million charge in 2017 and a £27,841 million charge in 2016. The year-on-year changes attributable to each of the underlying reasons are shown below, together with a further analysis of the change in policyholder liabilities by type of business:

	Year ended 31 December £m
	2018	2017	2016

Claims incurred, net of reinsurance	(10,903)	(11,101)	(10,174)
Decrease/(increase) in policyholder liabilities, net of reinsurance:

SAIF	852	349	39
Shareholder-backed annuity business	13,938	897	(2,591)
Unit-linked and other non-participating business	1,388	(1,479)	(2,080)
With-profits (excluding SAIF)	(429)	(9,944)	(11,865)

	15,749	(10,177)	(16,498)
Movement in unallocated surplus of with-profits funds	170	(1,769)	(1,169)

Benefits and claims and movement in unallocated surplus, net of reinsurance	5,016	(23,047)	(27,841)

Claims incurred in the UK and Europe operations of £10,903 million in 2018 are in line with £11,101 million incurred in 2017 and £10,174 million in 2016.

As has been explained above, the principal driver for variations in amounts allocated to the policyholders is changes to investment return. In 2018, the result for benefits and claims is also significantly impacted by the reinsurance of £12.0 billion of the shareholder annuity liabilities to Rothesay Life as described in note D1.1 to the consolidated financial statements.

In aggregate, as a result of lower market returns in 2018 compared with 2017 and the aforementioned reinsurance transaction, there has been a corresponding impact on benefits and claims and movements in unallocated surplus of with-profits funds in the year, moving from a net charge of £23,047 million in 2017 to a net credit of £5,016 million in 2018. Similarly, the market returns in 2017 were lower compared with 2016, resulting in a movement from a net charge of £27,841 million in 2016 to a net charge of £23,047 million in 2017.

SAIF is a ring-fenced fund with no new business written. Policyholder liabilities in SAIF reflect the underlying decreasing policyholder liabilities as the liabilities run off. The variations from year to year are, however, affected by the market valuation movement of the investments held by SAIF, which are wholly attributable to policyholders.

For shareholder-backed annuity business, the decrease in policyholder liabilities, net of reinsurance in the income statement of £13,041 million during 2018 is principally due to the reinsurance of the £12.0 billion annuity liabilities to Rothesay Life as referred to above and also negative net flows reflecting the run-off of the remaining annuity portfolio. In addition, the decreases/(increases) in policyholder liabilities in any given period include the effect of altered investment yield reflected in the discount rate applied in the measurement of the liabilities and other altered assumptions, including mortality where relevant, together with net flows into this line of business.

For unit-linked business, the primary driver of the variations in the movement in the policyholder liabilities is due to the movement in the market value of the unit-linked assets as reflected in the unit value of the unit-linked policies.

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

The correlation between total net income (loss) before benefits and claims and movement in unallocated surplus, on the one hand, and the (charge) credit for benefits and claims and movement in unallocated surplus, on the other, for UK and Europe's component of the UK with-profits fund (excluding SAIF) is illustrated numerically by the following table for each of the years presented. In summary, the correlation principally arises due to the following factors:

  (a)
  Investment return is included in full in the income statement and is attributable either to contracts or unallocated surplus.
  (b)
  Investment return, to the extent attributable to contracts, directly affects asset share liabilities, which are reflected in the income statement through changes in policyholder liabilities.
  (c)
  Investment return, to the extent attributable to unallocated surplus, forms the majority part of the movement in such surplus in the income statement.

	Year ended 31 December £m
	2018	2017	2016

Earned premiums, net of reinsurance*	12,505	12,508	9,261
Investment return	(2,261)	9,985	13,185
Other income	36	35	177
Acquisition costs and other expenditure	(1,170)	(1,732)	(1,288)
Share of profit from joint ventures	36	106	22
Tax charge	273	(440)	(739)

Total net income before benefit and claims and movement in unallocated surplus, net of reinsurance	9,419	20,462	20,618

Charges of:
Claims incurred	(8,776)	(8,449)	(7,410)
Increase in policyholder liabilities*	(554)	(10,011)	(11,824)
Movement in unallocated surplus of with-profits funds	170	(1,769)	(1,169)

Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(9,160)	(20,229)	(20,403)

Shareholders' profit after tax	259	233	215

*
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

In 2018, the income statement of the UK component of the UK with-profits funds is credited with a transfer of £170 million from unallocated surplus. This transfer, together with a corresponding transfer from the unallocated surplus of the Asia with-profits funds and the effect of exchange rate and other movements, has resulted in a decrease in Prudential's unallocated surplus from £17.0 billion in 2017 to £15.8 billion in 2018. This movement reflects the net effect of changes in the value of assets, liabilities (incorporating policyholder bonuses and other elements of asset shares attributable to policyholders) and the shareholders' share of the cost of bonuses for 2018.

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

Unallocated to a segment

Unallocated to a segment comprises the benefits and claims related to Africa operations.

(d)    Acquisition costs and other expenditure

	Year ended 31 December £m
	2018	2017*	2016*

Asia	(3,866)	(4,053)	(3,684)
US	(2,077)	(2,257)	(1,913)
UK and Europe	(2,360)	(3,206)	(2,689)
Unallocated to a segment and intra-segment elimination	(552)	(477)	(438)

Total	(8,855)	(9,993)	(8,724)

*
The 2017 and 2016 comparative results have been re-presented following the adoption of IFRS 15 as described in note A2 of the consolidated financial statements.

Total acquisition costs and other expenditure of £8,855 million in 2018 is 11 per cent lower than the £9,993 million incurred in 2017. In general, acquisition costs and other expenditure comprise acquisition costs incurred for insurance policies, change in deferred acquisition costs, operating expenses and movements in amounts attributable to external unit holders. Movements in amounts attributable to external unit holders of consolidated investment funds reflect the change in the overall returns in these funds in the period that is attributable to third parties.

Asia

Total acquisition costs and other expenditure for Asia in 2018 are £3,866 million compared with £4,053 million in 2017 and £3,684 million in 2016. The decrease of £187 million from 2017 to 2018 includes a favourable exchange translation impact of £147 million. Excluding the effect of currency volatility, total acquisition costs and other expenditure have decreased by £40 million from 2017 to 2018.

US

Total acquisition costs and other expenditure for US in 2018 are £2,077 million representing a decrease of £180 million compared with £2,257 million in 2017. The decrease of £180 million includes a favourable exchange translation impact of £78 million. Excluding the currency volatility, the total acquisitions and other expenditure have decreased by £102 million from 2017 to 2018.

The decrease in acquisition costs and other expenditure for US in 2018 compared to 2017 on an actual exchange basis is primarily due to the inclusion in 2018 of a credit of £416 million of negative ceding commissions arising from the group payout annuity business reinsurance agreement entered into by Jackson with John Hancock Life during the year and a reduction of £542 million of charges for broker-dealer fees in 2018, compared to 2017 following the exit of the US broker-dealer business announced in 2017. These decreases are partially offset by higher amortisation charge of deferred acquisition costs in 2018, which was £856 million higher than 2017.

UK and Europe

Total acquisition costs and other expenditure for UK and Europe have decreased by 26 per cent from £3,206 million in 2017 to £2,360 million in 2018. Total acquisition costs and other expenditure for UK and Europe increased by 19 per cent from £2,689 million in 2016 to £3,206 million in 2017.

The decrease in 2018 arises primarily from the decrease in the charge for investment gains attributable to external unit-holders relating to funds managed on behalf of third parties which are consolidated but have no recourse to the Group, such charges have decreased by £920 million from a charge of £719 million in 2017 to a credit of £201 million in 2018 (increase of £234 million in 2017 from £485 million in 2016 to £719 million in 2017). In addition, the 2018 other expenditure includes a credit of £166 million for the insurance recovery related to the costs of reviewing internally vesting annuities sold without advice after July 2008, compared to a charge of £225 million in 2017 (and a charge of £175 million in 2016) to increase the provision held for the costs of this review.

Unallocated to a segment and intra-segment elimination

Other net expenditure represents a charge of £552 million in 2018, a charge of £477 million in 2017 and a charge of £438 million in 2016. The reflects mainly higher restructuring costs of £165 million (2017: £103 million) which include investment spend of £99 million in relation to M&GPrudential merger and transformation bringing the cumulative cost to £143 million since the project began. Other restructuring costs relate to efficiency and change programmes across the Group, for example the rationalisation of US locations in 2018.

EEV Basis, New Business Results and Free Surplus Generation

In addition to IFRS basis results, Prudential's filings with the UK Listing Authority, the Stock Exchange of Hong Kong, the Singapore Stock Exchange and Group Annual Reports include reporting by Key Performance Indicators ('KPIs'). These include results prepared in accordance with the European Embedded Value ('EEV') Principles and Guidance issued by the CFO Forum of European Insurance Companies dated April 2016, New Business and Free Surplus Generation measures, which are alternative performance measures.

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

New Business results are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. New business results are categorised as single premiums and annual regular premiums. New business results are also summarised by annual premium equivalents (APE) which are calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts. The amounts are not, and are not intended to be, reflective of premium income recorded in the IFRS income statement. EEV basis new business profit and margins are also published semi-annually.

Underlying free surplus generation is used to measure the internal cash generation by our business units. For the insurance operations it represents amounts maturing from the in-force business during the period less investment in new business and excludes other non-operating items. For asset management it equates to post-tax adjusted IFRS operating profit based on longer-term investment returns for the period.

Additional Information on Liquidity and Capital Resources

After making sufficient enquiries the directors of Prudential have a reasonable expectation that the Company and the Group have adequate resources to continue their operations for a period of at least 12 months from the date that the financial statements are approved.

Liquidity sources

The parent company including the central finance subsidiaries held cash and short-term investments of £3,236 million, £2,264 million and £2,626 million as at 31 December 2018, 2017 and 2016, respectively. The sources of cash in 2018 included dividends, loans and net cash amounts received from operating subsidiaries. Prudential received £1,732 million in net cash remittances from business units in 2018 (2017: £1,788 million; 2016: £1,718 million). These remittances primarily comprise dividends from business units and the shareholders' statutory transfer from the UK long-term with-profits fund relating to earlier bonus declarations.

Dividends, loans and net cash amounts received from subsidiaries

The table below shows the dividends, loans and other net cash amounts received by Prudential from the principal operating subsidiaries for 2018 and 2017:

	Year ended 31 December £m
Dividends, loan and net cash amounts received in:	2018	2017	2016

Asia	699	645	516
US	342	475	420
UK and Europe	654	643	590
Other UK (including Prudential Capital)	37	25	192

Total	1,732	1,788	1,718

The amount of dividends paid by Prudential's main operations is determined after considering the development, growth and investment requirements of the operating businesses.

Liquidity resources and requirements by operating business

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

US life insurance (Jackson)

The liquidity sources for Jackson are its cash, short-term investments, publicly traded bonds, premium income deposits received on certain annuity and institutional products, investment income, repurchase agreements, utilisation of a short-term borrowing facility with the Federal Home Loan Bank of Indianapolis and capital contributions from the parent company.

Liquidity requirements are principally for purchases of new investments and businesses, repayment of principal and interest on debt, payments of interest on surplus notes, funding of insurance product liabilities including payments for policy benefits, surrenders, maturities and new policy loans, funding of expenses including payment of commissions, operating expenses and taxes. As at 31 December 2018, Jackson's outstanding surplus notes and bank debt included:

  •
  £65 million (US$82 million) of bank loans from the Federal Home Loan Bank of Indianapolis, collateralised by mortgage-related securities and mortgage loans; and
  •
  £197 million (US$250 million) of surplus notes maturing in 2027.

Significant increases in interest rates and disintermediation can create sudden increases in surrender and withdrawal requests by policyholders and contract holders. Other factors that are not directly related to interest rates can also give rise to disintermediation risk, including, but not limited to, changes in ratings from rating agencies, general policyholder concerns relating to the life insurance industry (eg the unexpected default of a large, unrelated life insurer) and competition from other products, including non-insurance products such as mutual funds, certificates of deposit and newly developed investment products. Most of the life insurance, annuity and institutional products Jackson offers permit the policyholder or contract holder to withdraw or borrow funds or surrender cash values. At 31 December 2018, over half of Jackson's fixed annuity reserves included policy restrictions such as surrender charges and market value adjustments to discourage early withdrawal of policy and contract funds.

Jackson uses a variety of asset-liability management techniques to provide for the orderly provision of cash flow from investments and other sources as policies and contracts mature in accordance with their normal terms. Jackson's principal sources of liquidity to meet unexpected cash outflows associated with sudden and severe increases in surrenders and withdrawals are its portfolio of liquid assets and its net operating cash flows. As at 31 December 2018, the portfolio of cash, short-term investments and publicly traded securities and equities amounted to US$45.6 billion. Operating net cash inflows for Jackson in 2018 are US$4.7 billion.

As at 31 December 2018, the statutory capital and surplus of Jackson was US$4.8 billion, which was in excess of the requirements set out under Michigan insurance law. Jackson is also subject to risk-based capital guidelines that provide a method to measure the adjusted capital that a life insurance company should have for regulatory purposes, taking into account the risk characteristics of Jackson's investments and products. As at 31 December 2018, Jackson's total risk based capital ratio under the National Association of Insurance Commissioners' definition exceeded the Michigan standards.

M&GPrudential Life Insurance

The liquidity sources for M&GPrudential's life insurance business in UK and Europe comprise premiums, deposits and charges on policies, investment income, proceeds from the sale and maturity of investments, external borrowings and capital contributions from the parent company. The liquidity requirements comprise benefits and claims, operating expenses, interest on debt, purchases of investments. Amounts are distributed to the parent company after considering capital requirements.

The liquidity requirements of M&GPrudential's life insurance businesses are regularly monitored to match anticipated cash inflows with cash requirements. Cash needs are forecast and projected sources and uses of funds, as well as the asset, liability, investment and cash flow assumptions underlying these projections are reviewed periodically. Adjustments are made periodically to the investment policies with respect to, among other things, the maturity and risk characteristics of the investment assets to reflect changes in the business' cash needs and also to reflect the changing competitive and economic environment.

The liquidity of M&GPrudential's insurance operations is affected by the payment of guaranteed benefits and final bonuses on maturing and surrendering policies. In addition, the non-cash bonus declaration to policyholders results in a cash transfer to shareholders' funds. A large proportion of Prudential's liabilities contains discretionary surrender values or surrender charges. Pension annuity policies cannot be surrendered by the policyholder.

Further information on the Solvency II capital position of the M&GPrudential's insurance operations as at 31 December 2018 is provided in section II(c) of the Additional Unaudited Financial Information Section.

The principal liquidity source for M&GPrudential's asset management business (M&G) is fee income for managing retail, institutional and the internal investment funds of its life insurance operations. The principal liquidity requirements are for operating expenses and to comply with Client Assets Sourcebook (CASS) regulations. Amounts are distributed to the parent company after considering capital requirements. As at 31 December 2018, M&G's capital requirements were driven by fixed operating expenses and met the relevant regulatory requirements.

Contractual obligations

Contractual obligations of the Group with specified payment dates as at 31 December 2018 were as follows:

£m	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Policyholder liabilities(i)	561,469	26,527	53,544	53,743	427,655
Long-term debt(ii)	7,664	-	-	587	7,077
Other borrowings(ii)	4,938	1,413	251	107	3,167
Capital lease obligations	42	2	4	3	33
Operating lease obligations	932	120	221	183	408
Purchase obligations(iii)	5,776	5,650	126	-	-
Obligations under funding, securities lending and sale and repurchase agreements	6,989	6,989	-	-	-
Other long-term liabilities(iv)	12,815	12,363	181	65	206

Total	600,625	53,064	54,327	54,688	438,546

Reconciliation to consolidated statement of financial position:	£m	£m

Total contractual obligations per above		600,625
Difference between policyholder liabilities per above (based on undiscounted cash flows) and total policyholder liabilities and unallocated surplus of with-profits funds per balance sheet:
Total policyholder liabilities and unallocated surplus of with-profits funds per the consolidated statement of financial position	425,146
Policyholder liabilities (undiscounted) in the table above	(561,469)	(136,323)

Other short-term/non-contractual obligations:
Current tax liabilities	568
Deferred tax liabilities	4,022
Accruals, deferred income and other creditors (excluding those included as contractual obligations in the table above)	14,188
Derivative liabilities	3,506	22,284

Purchase obligations not on the balance sheet		(5,776)
Liabilities held for sale		10,568

Total liabilities per consolidated statement of financial position		491,378

Notes

(i)
Amounts shown in respect of policyholder liabilities represent estimated undiscounted cash flows for Prudential's life assurance contracts. In determining the projected payments, account has been taken of the contract features, in particular that the amount and timing of policyholder benefit payments reflect either surrender, death, or contract maturity. In addition, the undiscounted amounts shown include the expected payments based on assumed future investment returns on assets backing policyholder liabilities. The projected cash flows exclude the unallocated surplus of with-profits funds. As at 31 December 2018, on the IFRS basis of reporting, the unallocated surplus was £15,845 million. The unallocated surplus represents the excess of assets over liabilities, including policyholder 'asset share' liabilities, which reflect the amount payable under the 'grandfathered' realistic reporting regime of the PRA. Although accounted for as a liability, as permitted by IFRS 4, there is currently no expected payment date for the unallocated surplus.
(ii)
The amounts represent the contractual maturity of amounts of borrowings included in the consolidated statement of financial position (ie exclude future interest payments) as shown in note C6 to the consolidated financial statements. Long-term debt comprises the core structural borrowings of shareholder-financed businesses. Other borrowings comprise operational borrowings attributable to shareholder-financed businesses and borrowings attributable to with-profits businesses.
(iii)
Purchase obligations comprise unfunded commitments for investments in limited partnerships of £664 million, commercial mortgage loans and other fixed maturities of £345 million, private equity and infrastructure funds held by the UK and Europe's insurance operations of £3,997 million, bridging loans held by Prudential Capital of £155 million and contractual obligations to purchase or develop investment properties of £615 million.
(iv)
Amounts due in less than one year include net asset value attributable to unit holders of consolidated unit trusts and similar funds of £11,651 million.

Group consolidated cash flows

The discussion that follows is based on the consolidated statement of cash flows prepared under IFRS and presented in this Form 20-F.

Net cash inflows in 2018 are £1,131 million. This amount comprised inflows of £2,464 million from operating activities less outflows of £789 million from investing activities and outflows of £544 million from financing activities.

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

The Group held cash and cash equivalents of £12,125 million at 31 December 2018 compared with £10,690 million at 31 December 2017 and £10,065 million at 31 December 2016, respectively.

 GROUP RISK FRAMEWORK

Our Group Risk Framework and risk appetite have allowed us to control our risk exposure successfully throughout the year. Our governance, processes and controls enable us to deal with uncertainty effectively, which is critical to the achievement of our strategy of helping our customers achieve their long-term financial goals.

This section explains the main risks inherent in our business and how we manage those risks, with the aim of ensuring an appropriate risk profile is maintained.

1.    Introduction

Group structure

In August 2017 the Group announced its intention to combine M&G and its UK and Europe life business to form M&GPrudential, allowing the scale and capabilities in these businesses to be leveraged more effectively. In March 2018, the intention to demerge M&GPrudential from the rest of the Group was announced, with the aim of focusing on meeting customers' rapidly evolving needs and to deliver enhanced long-term value to investors as two separate businesses.

The merger activity ongoing at M&GPrudential and its planned separation from the rest of the Group requires significant and complex changes and these have been progressing apace throughout 2018. The Group Risk function is embedded within key work streams and a clear view exists of the objectives, risks and dependencies involved in order to execute this change agenda. A mature and well-embedded risk framework is in place and, during this period of transition, the Group Risk function has a defined role in providing oversight, support and risk management, as well as providing objective challenge to ensure the Group remains within its risk appetite. During 2018 these activities have been in the form of risk opinions, guidance and assurance on critical transformation and demerger activity, as well as assessments of the financial risks to the execution of the demerger under various stress scenarios. A key objective is that post demerger there are two strong, standalone risk functions in M&GPrudential and Prudential plc, with operational separation planning for the risk functions remaining on track.

Societal developments

Focus in western economies continues to shift from the goods and services which businesses deliver to customers towards the way in which such business is conducted and how this impacts on the wider society. Stakeholder and regulatory expectations of the Group's environmental, social and governance (ESG) activities are also increasing. In undertaking its business, the Group actively considers the ESG implications of its activities. Recent regulatory developments such as the EU General Data Protection Regulation (GDPR) have underlined that personal data must be held securely and its use must be transparent to the data owner. Risks around the security and use of personal data are actively managed by the Group, and the recent regulatory changes in data protection in the US and Europe have been incorporated into the principles against which the business requirements are defined.

The world economy

The beginning of 2018 saw strong and broad economic growth following the significant US tax reforms enacted toward the end of 2017. As the year progressed the global economic backdrop evolved and a divergence in growth between the US and the rest of the world was observed. Rising US policy rates, tightening financial conditions and increasing trade tensions raised concerns and impacted emerging markets in particular. In the fourth quarter, fears of a more pronounced global economic slowdown also impacted the US as reductions in monetary stimulus continued, contributing to a sharp shift in risk sentiment. At the start of 2019, the outlook for the global economy remains uncertain and while growth remains positive, it has become more fragile and risks are weighted towards the downside. Political tensions in Europe, including uncertainty surrounding the nature of the UK's exit from the EU and its future trading relationship, geopolitical developments and the potential increase of international trade tensions between the US and China pose risks to global growth and the economic environment.

Financial markets

Financial markets faced a number of headwinds in 2018 and asset valuations suffered broadly amid the re-emergence of market volatility. Global markets, and emerging markets in particular, faced broad pressure throughout the year. US markets, however, proved resilient until the fourth quarter when fears of an economic slowdown triggered a sharp sell-off in equities. In parallel, credit spreads also widened as the position of the credit cycle became a key concern for market participants. Across the world, interest rates movements were mixed over the year, although there has been a notable broad flattening of the yield curve in the US, impacted by changes in growth and inflation data, risk sentiment and increased concerns of a possible recession. Financial markets remain particularly vulnerable to further abrupt changes in sentiment, and in particular if the risks to the global economy noted above were to materialise.

Political landscape

Events in the past year continue to indicate that the world is in a period of global geopolitical transition and increasing uncertainty. Popular discontent remains one of the driving factors of political change, and the liberal norms and the role of multilateral rules-based institutions that underpin global order, such as the United Nations (UN), the North Atlantic Treaty Organisation (NATO) and the World Trade Organisation (WTO), appear to be evolving. Across the Group's key geographies we have increasingly seen national protectionism in trade and economic policies. The UK's exit from the EU and the nature of the future relationship remains a key political uncertainty. As a global organisation, we develop plans to mitigate business risks arising from this shift and engage with national bodies where we can in order to ensure our policyholders are not adversely impacted. It is clear, however, that the full long-term impacts of these changes remain to be seen.

Regulations

Prudential operates in highly regulated markets across the globe, and the nature and focus of regulation and laws remains fluid. A number of national and international regulatory developments are in progress, with a continuing focus on solvency and capital standards, conduct of business, systemic risks and macro-prudential policy. Such developments will continue to be monitored at a national and global level and form part of Prudential's engagement with government policy teams and regulators. The Group announced in August 2018 that the Hong Kong Insurance Authority would be the Group-wide supervisor after the demerger of M&GPrudential, and constructive engagement on the future Group-wide regulatory framework, led by the Group Chief Risk Officer, will continue in 2019.

2.    Key internal, regulatory, economic and (geo)political events over the past 12 months

Q1 2018	Q2 2018	Q3 2018	Q4 2018

In March 2018 the intention to demerge M&GPrudential from the rest of the Group is announced. £12 billion of annuity liabilities in UK and Europe business are reinsured to Rothesay Life Plc. A Part VII transfer of most of the portfolio is expected to be completed by 30 June 2019.

Eastspring becomes the third Prudential signatory, after M&G and PPM South Africa (PPMSA), to the UN Principles for Responsible Investment in February 2018.

President Xi Jinping enters a second term in office in China after election by the National People's Congress in March 2018.

A coalition government is formed in Italy between the centre right League and anti-establishment Five Star Movement, after general elections in March 2018.

The US administration proposes initial trade tariff measures (with additional proposals announced over H1 2018), raising trade tensions with its key G7 partners and China.

US equity markets decline rapidly, triggering a global sell-off, with the Dow Jones Industrial Average falling by circa 3,000 points in just two weeks. US markets rebound over the second and third quarters.

The General Data Protection Regulation (GDPR) goes live in the EU on 25 May 2018, increasing the rights of individuals over the use of their personal information by companies.

The US Department of Labor's (DoL's) fiduciary rule is effectively ended after a decision in the US courts in March 2018. The deadline for the DoL to appeal lapses in June. Other proposals, such as the US Securities and Exchanges Commission's best interest standard, remain in progress.

US President Trump and North Korean Chairman Kim Jong Un meet in Singapore on 12 June 2018 for a historic summit, where denuclearisation of the Korean peninsula is discussed.

The opposition Pakatan Harapan coalition win power in Malaysia following general elections held in May 2018.

The 22nd round of talks on the Regional Comprehensive Economic Partnership (RCEP) are held in Singapore between 28 April and 8 May 2018, the goal being to create the world's largest economic bloc. Negotiations continue into 2019.

The Indonesia President approves regulations on 'grandfathering' foreign ownership of insurance companies.

In August the Group announces that the Hong Kong Insurance Authority will become the Group-wide supervisor for Prudential plc after the demerger of M&GPrudential, and constructive engagement on the future regulatory relationship begins.

In July the International Association of Insurance Supervisors (IAIS) releases consultation documents for both the Common Framework for the Supervision of Insurers (ComFrame) and Insurance Capital Standard (ICS) v2.0. The Group submits ICS field results to the PRA in August 2018.

In September, the Prudential Regulation Authority (PRA) and Financial Conduct Authority (FCA) request from major banks and insurers, details of preparations and actions being undertaken to manage transition from London Inter-Bank Offered Rate (LIBOR) to alternative interest rate benchmarks.

The Bank of England raises rates for the second time since the 2008 financial crisis to 0.75 per cent in August, while highlighting significant Brexit-driven uncertainties to the economy.

The US imposes tariffs on Chinese exports worth US$50 billion in July, prompting Beijing to respond in kind. Despite a temporary truce agreed at the G20 summit on 1 December 2017, trade tensions between the two nations remains high.

Emerging market equities decline rapidly in August as tightening financial conditions impact economies with external funding vulnerabilities.

In November, Jackson announces the acquisition of the group payout annuity business of John Hancock Life Insurance Company, a closed book of circa 200,000 in-force certificates representing IFRS reserves of approximately US$5.5bn.

PPM America (PPMA) becomes the fourth Prudential signatory to the UN Principles for Responsible Investment in October 2018.

The IAIS launches a consultation for the Holistic Framework (HF) in November, which aims to assess and mitigate systemic risk in the insurance sector and is intended to replace the current Global Systemically Important Insurer (G-SII) measures, with the aim of adoption in November 2019.

In November the International Accounting Standards Board (IASB) tentatively delays the effective date of IFRS 17 by one year to periods beginning on or after 1 January 2022. The introduction of further amendments to this new standard will be considered.

Democrats win control of the House of Representatives in the November US midterm elections, while the Republicans retain control of the Senate. As bipartisan disputes increase, the US government partially shuts down between late December 2018 and January 2019.

In December, the UK Parliament rejects the negotiated agreement on the UK's withdrawal from the EU. Uncertainty on the nature of the UK's exit from the EU persists as the UK government seeks to renegotiate the agreement in early 2019.

The reduction in global accommodative monetary policy continues, with the European Central Bank (ECB) confirming that net asset purchases would cease at the end of 2018, and the US Federal reserve raises rates for the fourth time in 2018 in December.

China reports a large manufacturing decline in December, prompting concerns of a global growth slowdown. Additional stimulus measures from the People's Bank of China are enacted.

Fears of tightening financial conditions and a global economic slowdown trigger a sharp sell-off in US equity markets, which had remained resilient through the first three quarters of 2018, while global equities fall further. The S&P500 ends 2018 with an annual decline of circa 6 per cent. In early 2019 risk sentiment improves, contributing to a broad rally in equity markets.

3.    Managing the risks in implementing our strategy

This section provides an overview of the Group's strategy and the significant risks arising from the delivery of this strategy. The risks outlined below, which are not exhaustive, are discussed in more detail in sections 5 and 6.

Our strategy	Significant risks arising from the delivery of the strategy

Asia	• Persistency risk

Serving the protection and investment needs	• Morbidity risk

of the growing middle class in Asia	• Regulatory risk, including foreign ownership

United States	• Financial risks

Providing asset accumulation and retirement	• Policyholder behaviour risk
income products to US baby boomers

Africa	• The Group will continue to increase its risk management focus on Prudential Africa as the business there grows in materiality.

UK and Europe	• M&GPrudential merger and transformation risk

Meeting the savings and retirement needs of an	• Longevity risk

ageing UK and continental European population	• Customer risk

Group-wide	• Transformation risks around key change programmes

We aim to generate attractive returns enabling	• Group-wide regulatory risks

us to provide financial security to our customers
and deliver sustainable growth for our shareholders. Following rigorous review, we believe that this long-term strategy is best served through the demerger of M&GPrudential.	• Information security and data privacy risks

4.    Risk governance

a.
System of governance

Appropriately managed risks allow Prudential to take business opportunities and enable the growth of its business. Effective risk management is therefore fundamental in the execution of the Group's business strategy. Prudential's approach to risk management must be both well embedded and rigorous, and, as the economic and political environment in which we operate changes, it should also be sufficiently broad and dynamic to respond to these changes.

Prudential has in place a system of governance that promotes and embeds a clear ownership of risk, processes that link risk management to business objectives, a proactive Board and senior management providing oversight of risks, mechanisms and methodologies to review, discuss and communicate risks, and risk policies and standards to ensure risks are identified, measured, managed, monitored and reported.

How 'risk' is defined

Prudential defines 'risk' as the uncertainty that is faced in implementing the Group's strategies and achieving its objectives successfully, and includes all internal or external events, acts or omissions that have the potential to threaten the success and survival of the Group. Accordingly, material risks will be retained selectively when it is considered that there is value in doing so, and where it is consistent with the Group's risk appetite and philosophy towards risk-taking.

How risk is managed

Risk management is embedded across the Group through the Group Risk Framework, which details Prudential's risk governance, risk management processes and risk appetite. The Framework has been developed to monitor the risks to our business and is owned by the Board. The aggregate Group exposure to its key risk drivers is monitored and managed by the Group Risk function which is responsible for reviewing, assessing, providing oversight and reporting on the Group's risk exposure and solvency position from the Group economic, regulatory and ratings perspectives.

In 2018, the Group continued to update its policies and processes around new product approvals, management of critical third-party arrangements and oversight of model risks. A transformation risk framework is being applied directly to manage programme delivery risks. Prudential manages key ESG issues through a multi-disciplinary approach with first-line functional ownership for ESG topics.

The following section provides more detail on our risk governance, risk culture and risk management process.

b.
Group Risk Framework

i.
Risk governance and culture

    Prudential's risk governance comprises the Board, organisational structures, reporting relationships, delegation of authority, roles and responsibilities, and risk policies that the Group Head Office and the business units establish to make decisions and control their activities on risk-related matters. It includes individuals, Group-wide functions and committees involved in overseeing and managing risk.

    The risk governance structure is led by the Group Risk Committee, supported by independent non-executives on risk committees of Material Subsidiaries. These committees monitor the development of the Group Risk Framework, which includes risk appetite, limits, and policies, as well as risk culture.

    The Group Risk Committee reviews the Group Risk Framework and recommends changes to the Board to ensure that it remains effective in identifying and managing the risks faced by the Group. A number of core risk policies and standards support the Framework to ensure that risks to the Group are identified, assessed, managed and reported.

    Culture is a strategic priority of the Board, who recognise its importance in the way that the Group does business. Risk culture is a subset of Prudential's broader organisational culture, which shapes the organisation-wide values that we use to prioritise risk management behaviours and practices.

    An evaluation of risk culture forms part of the Group Risk Framework and in particular seeks to identify evidence that:

    •
    Senior management in business units articulate the need for effective risk management as a way to realise long-term value and continuously support this through their actions;
    •
    Employees understand and care about their role in managing risk — they are aware of and discuss risk openly as part of the way they perform their role; and
    •
    Employees invite open discussion on the approach to the management of risk.

    The Group Risk Committee also has a key role in providing advice to the Remuneration Committee on risk management considerations to be applied in respect of executive remuneration.

    Prudential's Code of Conduct and Group Governance Manual include a series of guiding principles that govern the day-to-day conduct of all its people and any organisations acting on its behalf. This is supported by specific risk policies which require that the Group act in a responsible manner. This includes, but is not limited to, policies on anti-money laundering, financial crime and anti-bribery and corruption. The Group's third-party supply policy ensures that human rights and modern slavery considerations are embedded across all of its supplier and supply chain arrangements. Embedded procedures to allow individuals to speak out safely and anonymously against unethical behaviour and conduct are also in place.

  ii.
  The risk management cycle

    The risk management cycle comprises processes to identify; measure and assess; manage and control; and monitor and report on our risks.

    Risk identification

    Group-wide risk identification takes place throughout the year as the Group's businesses undertake a comprehensive bottom-up process to identify, assess and document its risks. This concludes with an annual top-down identification of the Group's key risks, which considers those risks that have the greatest potential to impact the Group's operating results and financial condition and is used to inform risk reporting to the risk committees and the Board for the year.

    Our risk identification process also includes the Group's Own Risk and Solvency Assessment (ORSA), as required under Solvency II, and horizon-scanning performed as part of our emerging risk management process.

    In accordance with provision C.2.1 of the UK Code, the Directors perform a robust assessment of the principal risks facing the Company through the Group-wide risk identification process, Group ORSA report and the risk assessments undertaken as part of the business planning review, including how they are managed and mitigated.

    Reverse stress testing, which requires the Group to ascertain the point of business model failure, is another tool that helps us to identify the key risks and scenarios that may have a material impact on the Group.

    The risk profile is a key output from the risk identification and risk measurement processes, and is used as a basis for setting Group-wide limits, management information, assessment of solvency needs, and determining appropriate stress and scenario testing. The Group's annual set of key risks are given enhanced management and reporting focus.

    Risk measurement and assessment

    All identified risks are assessed based on an appropriate methodology for that risk. All quantifiable risks, which are material and mitigated by holding capital, are modelled in the Group's internal model, which is used to determine capital requirements under Solvency II and our own economic capital basis. Governance arrangements are in place to support the internal model, including independent validation and processes and controls around model changes and limitations.

    Risk management and control

    The control procedures and systems established within the Group are designed to manage the risk of failing to meet business objectives and are detailed in the Group risk policies. These focus on aligning the levels of risk-taking with the achievement of business objectives and can only provide reasonable, and not absolute assurance, against material misstatement or loss.

    The management and control of risks are set out in the Group risk policies, and form part of the holistic risk management approach under the Group's ORSA. These risk policies define:

    •
    The Group's risk appetite in respect of material risks, and the framework under which the Group's exposure to those risks is limited;
    •
    The processes to enable Group senior management to effect the measurement and management of the Group material risk profile in a consistent and coherent way; and
    •
    The flows of management information required to support the measurement and management of the Group's material risks and to meet the needs of external stakeholders.

    The methods and risk management tools we employ to mitigate each of our major categories of risks are detailed in the further risk information section below.

    Risk monitoring and reporting

    The identification of the Group's key risks informs the management information received by the Group risk committees and the Board. Risk reporting of key exposures against appetite is also included, as well as ongoing developments in other key and emerging risks.

  iii.
  Risk appetite, limits and triggers

    The extent to which Prudential is willing to take risk in the pursuit of its business strategy and objective to create shareholder value is defined by a number of qualitative and quantitative expressions of risk appetite, operationalised through measures such as limits, triggers and indicators. The Group Risk function is responsible for reviewing the scope and operation of these risk appetite measures at least annually to determine that they remain relevant. The Board approves all changes made to the Group's aggregate risk appetite, and has delegated authority to the Group Risk Committee to approve changes to the system of limits, triggers and indicators.

    Group risk appetite is set with reference to economic and regulatory capital, liquidity and earnings volatility which is aimed at ensuring that an appropriate level of aggregate risk is taken. Appetite is also defined for the Group's financial and non-financial risks. Further detail is included in sections 5 and 6, as well as covering risks to shareholders, including those from participating and third-party business. Group limits operate within these expressions of risk appetite to constrain material risks, while triggers and indicators provide further constraint and defined points for escalation.

    Capital requirements:

    Limits on capital requirements aim to ensure that the Group meets its internal economic capital requirements, achieves its desired target rating to meet its business objectives, and ensures that supervisory intervention is not required. The two measures used at the Group level are Solvency II capital requirements and internal economic capital (ECap) requirements. In addition, capital requirements are monitored on local statutory bases.

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

    Liquidity:

    The objective of the Group's liquidity risk appetite is to ensure that the Group is able to generate sufficient cash resources to meet financial obligations as they fall due in business-as-usual and stressed scenarios. Risk appetite with respect to liquidity risk is measured using a Liquidity Coverage Ratio (LCR) which considers the sources of liquidity against liquidity requirements under stress scenarios.

    Earnings volatility:

    The objectives of the Group's appetite and aggregate risk limits on earnings volatility seek to ensure that variability is consistent with the expectations of stakeholders; that the Group has adequate earnings (and cash flows) to service debt and expected dividends and to withstand unexpected shocks; and that earnings (and cash flows) are managed properly across geographies and are consistent with funding strategies. The volatility of earnings is measured and monitored on adjusted IFRS operating profit based on longer-term investment returns and EEV operating profit bases, although IFRS and EEV total profits are also considered.

5.    Summary risks

Broadly, the risks assumed across the Group can be categorised as those which arise as a result of our business operations, our investments and those arising from the nature of our products. Prudential is also exposed to those broad risks which apply because of the global environment in which it operates. These risks, where they materialise, may have a financial impact on the Group, and could also impact on the performance of its products or the services it provides to our customers and distributors, which gives rise to potential risks to its brand and reputation and have conduct risk implications. These risks are summarised below. The materiality of these risks, whether material at the level of the Group or its business units, is also indicated. The Group's disclosures covering risk factors can be found at the end of this document.

 'Macro' risks

Some of the risks that the Group is exposed to are necessarily broad given the external influences which may impact on the business. These risks include:

Global economic conditions

Changes in global economic conditions can impact Prudential directly; for example, by leading to poor investment returns and fund performance, and increasing the cost of promises (guarantees) that have been made to our customers. Changes in economic conditions can also have an indirect impact on the Group; for example, leading to a decrease in the propensity for people to save and buy Prudential's products, as well as changing prevailing political attitudes towards regulation. This is a risk which is considered material at the level of the Group.

Geopolitical risk

The geopolitical environment may have direct or indirect impacts on the Group, and has seen varying levels of volatility in recent years as seen by political developments in the UK, the US and the Eurozone. Uncertainty in these regions, combined with continuing conflict in the Middle East and elevated tensions in East Asia and the Korean peninsula underline that geopolitical risks have potentially global and wide-ranging impacts; for example, through increased regulatory and operational risks, and changes to the economic environment.

Regulatory risk

Prudential operates under the ever-evolving requirements set out by diverse regulatory, legal and tax regimes. The increasing shift towards macro-prudential regulation and the number of regulatory changes under way across Asia (in particular focusing on consumer protection) are key areas of focus, while both Jackson and M&GPrudential operate in highly regulated markets. Regulatory reforms can have a material impact on Prudential's businesses. The proposed demerger of M&GPrudential will result in a change in Prudential's Group-wide supervisor to the Hong Kong Insurance Authority. The Group is, led by the Group Chief Risk Officer, proactively engaging with the supervisor-elect on the supervisory framework that will apply to the Group after the demerger.

Technological change

The emergence of advanced technologies such as artificial intelligence and blockchain is providing an impetus for companies to rethink their existing operating models and how they interact with their customers. Technological change is considered from both an external and internal view. The external view considers the rise of new technologies and how this may impact on the insurance industry and Prudential's competitiveness within it, while the internal view considers the risks associated with the Group's internal developments in meeting digital change challenges and opportunities. Prudential is embracing the opportunities from new technologies, and any risks which arise from them are closely monitored.

ESG risks

As a Group, responding effectively to those material risks with ESG implications is crucial in maintaining Prudential's brand and reputation, and in turn its financial performance and its long-term strategy.

Risks from our investments	Risks from our products	Risks from our business operations

Market risk

Is the potential for reduced value of Prudential's investments resulting from the volatility of asset prices, driven by fluctuations in equity prices, interest rates, foreign exchange rates and property prices.

In the Asia business, the main market risks arise from the value of fees from its fee-earning products. In the US, Jackson's fixed and variable annuity books are exposed to a variety of market risks due to the assets backing these policies.

The UK business' market risk exposure arises from the valuation of the shareholder's proportion of the with-profits fund's future profits, which depends on equity, property and bond values.

M&GPrudential invests in a broad range of asset classes and its income is subject to the price volatility of global financial and currency markets.

Credit risk

Is the potential for reduced value of Prudential's investments driven by the market's perceptions for potential for defaults of investment and other counterparties.

The Group's asset portfolio also gives rise to invested credit risk. The assets backing the UK and Jackson annuity businesses means credit risk is considered a material risk for these business units in particular.

Liquidity risk

Is the risk of not having sufficient liquid assets to meet obligations as they fall due, and we look at this under both normal and stressed conditions. This is a risk which is considered material at the level of the Group.

Insurance risks

The nature of the products offered by Prudential exposes it to insurance risks, which form a significant part of the overall Group risk profile.

The insurance risks that the business is exposed to by virtue of its products include longevity risk (policyholders living longer than expected); mortality risk (higher number of policyholders with life protection dying than expected); morbidity risk (more policyholders with health protection becoming ill than expected) and persistency risk (more customers lapsing their policies than expected, and a type of policyholder behaviour risk). The medical insurance business in Asia is also exposed to medical inflation risk (the increasing cost of medical treatments being higher than expected).

The pricing of Prudential's products requires it to make a number of assumptions, and deviations from these may impact its reported profitability and capital position. Across its business units, some insurance risks are more material than others.

Persistency and morbidity risks are among the most material insurance risks for the Asia business given the focus on health and protection products in the region.

For M&GPrudential the most material insurance risk is longevity risk, arising from its legacy annuity business.

The Jackson business is most exposed to policyholder behaviour risk, including persistency, which impacts the profitability of the variable annuity business and is influenced by market performance and the value of policy guarantees.

Conduct risk

The design and distribution of Prudential's products is crucial in ensuring that the Group's commitment to meeting customers' needs and expectations are met, and are factors which the Group considers as part of its overall conduct of business.

Strategic and transformation risks

A number of significant change programmes are currently running to effect both the Group's strategy and to comply with emerging regulatory changes. The breadth of these activities, and the consequences, including the reputational impact, to the Group should they fail to meet their objectives, mean that these risks are material at the level of the Group.

Operational risks

A combination of the complexity of the Group, its activities and the extent of transformation in progress creates a challenging operating environment.

Operational risk is the risk of loss or unintended gain from inadequate or failed processes, personnel, systems and external events, and can arise through business transformation; introducing new products; new technologies; and entering into new markets and geographies. Implementing the business strategy and processes for ensuring regulatory compliance (including those relating to the conduct of its business) requires interconnected change initiatives across the Group, the pace of which introduces further complexity. The Group's outsourcing and third party relationships introduce their own distinct risks. Such operational risks, if they materialise, could result in financial loss and/or reputational damage. Operational risk is considered to be material at the level of the Group.

Business disruption risks may impact on Prudential's ability to meet its key objectives and protect its brand and reputation. The Group's business resilience is a core part of a well embedded business continuity management programme.

Information security and data privacy risks are significant considerations for Prudential and the cyber security threat continues to evolve globally in sophistication and potential significance. This includes the continually evolving risk of malicious attack on its systems, network disruption as well as risks relating to data security, integrity, privacy and misuse. The scale of the Group's IT infrastructure and network, stakeholder expectations and high profile cyber security and data misuse incidents across industries means that these risks continue to be considered material at the level of the Group.

6.    Further risk information

In reading the sections below, it is useful to understand that there are some risks that Prudential's policyholders assume by virtue of the nature of their products, and some risks that the Company and its shareholders assume. Examples of the latter include those risks arising from assets held directly by and for the Company or the risk that policyholder funds are exhausted. This report is focused mainly on risks to the shareholder but will include those which arise indirectly through our policyholder exposures.

6.1    'Macro' risks

a.
Global regulatory and political risks

Regulatory and political risks may impact on Prudential's business or the way in which it is conducted. This covers a broad range of risks including changes in government policy and legislation, capital control measures, new regulations at either national or international level, and specific regulator interventions or actions. Following the announcement in August 2018 that the Hong Kong Insurance Authority would become Prudential's Group-wide supervisor after the demerger of M&GPrudential, constructive engagement with the supervisor-elect began in 2018 and will continue into 2019. In particular, Prudential continues to engage with the supervisor on its proposed Group-wide supervision framework which will apply to the Group after the demerger.

Recent shifts in the focus of some governments toward more protectionist or restrictive economic and trade policies could impact on the degree and nature of regulatory changes and Prudential's competitive position in some geographic markets. This could take effect, for example, through increased friction in cross-border trade, capital controls or measures favouring local enterprises such as changes to the maximum level of non-domestic ownership by foreign companies. These developments continue to be monitored by the Group at a national and global level and these considerations form part of the Group's ongoing engagement with government policy teams and regulators.

Efforts to curb systemic risk and promote financial stability are also underway. At the international level, the Financial Stability Board (FSB) continues to develop recommendations for the asset management and insurance sectors, including on-going assessment of systemic risk measures. The International Association of Insurance Supervisors (IAIS) has continued its focus on the following two key developments.

Prudential's designation as a G-SII was last reaffirmed on 21 November 2016. The FSB, in conjunction with the IAIS, did not publish a new list of G-SIIs in 2017 and did not engage in G-SII identification for 2018 following IAIS' launch of the consultation on the Holistic Framework (HF) on 14 November 2018, which aims to assess and mitigate systemic risk in the insurance sector and is intended to replace the current G-SII measures. The IAIS intends to implement the HF in 2020 and it is proposed that G-SII identification be suspended from that year. In the interim, the relevant group-wide supervisors have committed to continue applying existing enhanced G-SII supervisory policy measures with some supervisory discretion, which includes a requirement to submit enhanced risk management plans. In November 2022, the FSB will review the need to either discontinue or re-establish an annual identification of G-SIIs in consultation with the IAIS and national authorities. The Higher Loss Absorbency (HLA) standard (a proposed additional capital measure for G-SII designated firms, planned to apply from 2022) is not part of the proposed HF. However, the HF proposes more supervisory powers of intervention for mitigating systemic risk, including temporary financial reinforcement measures such as capital add-ons and suspension of dividends.

The IAIS is also developing the ICS as part of ComFrame — the Common Framework for the supervision of Internationally Active Insurance Groups (IAIGs). The implementation of ICS will be conducted in two phases — a five-year monitoring phase followed by an implementation phase. ComFrame will more generally establish a set of common principles and standards designed to assist supervisors in addressing risks that arise from insurance groups with operations in multiple jurisdictions. The ComFrame proposals, including ICS, could result in enhanced capital and regulatory measures for IAIGs, for which Prudential satisfies the criteria.

In certain jurisdictions in which Prudential operates there are also a number of ongoing policy initiatives and regulatory developments that are having, and will continue to have, an impact on the way Prudential is supervised, including the US Dodd-Frank Wall Street Reform and Consumer Protection Act, addressing Financial Conduct Authority (FCA) reviews and ongoing engagement with the Prudential Regulation Authority (PRA). Decisions taken by regulators, including those related to solvency requirements, corporate or governance structures, capital allocation and risk management may have an impact on our business.

There has, in recent years, been regulatory focus in the UK on insurance products and market practices which may have adversely impacted customers, including the FCA's Legacy Review and Thematic Review of Annuity Sales Practices. The management of customer risk remains a key focus of management in the UK business. Merger and transformation activity at M&GPrudential, new product propositions and new regulatory requirements may also have customer risk implications which are monitored.

In May 2017, the International Accounting Standards Board (IASB) published IFRS 17 which will introduce fundamental changes to the IFRS-based reporting of insurance entities that prepare accounts according to IFRS from 2021. In November 2018, the IASB tentatively agreed to delay the effective date of IFRS 17 by one year to periods beginning on or after 1 January 2022 and is considering introducing further amendments to this new standard. IFRS 17 is expected to, among other things, include altering the timing of IFRS profit recognition, and the implementation of the standard is likely to require changes to the Group's IT, actuarial and finance systems. The Group is reviewing the complex requirements of this standard and considering its potential impact.

In March 2018, the UK and EU agreed the terms of a transition agreement for the UK's exit from the bloc, which will last from the termination of the UK's membership of the EU (at 11.00pm GMT 29 March 2019) until 31 December 2020 (although a legally binding text is yet to be agreed). The outcome of negotiations on the final terms of the UK's relationship with the EU remains highly uncertain. In particular, depending on the nature of the UK's exit from the EU, the following effects may be seen. The UK and EU may experience a downturn in economic activity, which is expected to be more pronounced for the UK, particularly in the event of a disorderly exit by the UK from the EU. Market volatility and illiquidity may increase in the period leading up to, and following, the UK's withdrawal, and property values (including the liquidity of property funds, where redemption restrictions may be applied) and interest rates may be impacted. In particular, downgrades in sovereign and corporate debt ratings may occur. In a severe scenario where the UK's sovereign rating is downgraded by more than one notch, this may also impact on the credit ratings of UK companies, including M&GPrudential's UK business. The legal and regulatory regime in which the Group (and, in particular, M&GPrudential) operates, may also be affected (including, the future applicability of the Solvency II regime in the UK), the extent of which remains uncertain. There is also a risk of operational disruption to the business, in particular to M&GPrudential.

The Group's diversification by geography, currency, product and distribution should reduce some of the potential impact of the UK's exit. M&GPrudential, due to the geographical location of both its businesses and its customers, has the most potential to be affected. As a result of the uncertainty on the nature of the arrangements that will be put in place between the UK and the EU, M&GPrudential has completed the implementation of a range of plans including transfers of business to EU jurisdictions, balance sheet and with-profits fund hedging protection and operational measures (including customer communications) that are designed to mitigate the potential adverse impacts to the Group's UK business. In addition, the business has sought to ensure, through various risk mitigation actions, that it is appropriately prepared for the potential operational and financial impacts of a no-deal withdrawal.

In the US, various initiatives are underway to introduce fiduciary obligations for distributors of investment products, which may reshape the distribution of retirement products. Jackson has introduced fee-based variable annuity products in response to the potential introduction of such rules, and we anticipate that the business's strong relationships with distributors, history of product innovation and efficient operations should further mitigate any impacts.

In late 2018, the US NAIC concluded an industry consultation with the aim of reducing the non-economic volatility in the variable annuity statutory balance sheet and enhancing risk management. The NAIC is targeting a January 2020 effective date for the new framework, which will have an impact on Jackson's business. Jackson continues to assess and test the changes. The NAIC also has an on-going review of the C-1 bond factors in the required capital calculation, on which further information is expected to be provided in due course. The Group's preparations to manage the impact of these reforms will continue.

In the EU, the European Commission began a review in late 2016 of some aspects of the Solvency II legislative package, which is expected to continue until 2021 and includes a review of the Long Term Guarantee measures.

On 27 July 2017, the UK FCA announced that it will no longer persuade, or use its powers to compel, panel banks to submit rates for the calculation of LIBOR after 2021. The discontinuation of LIBOR in its current form and its replacement with the Sterling Overnight Index Average benchmark (SONIA) in the UK (and other alternative benchmark rates in other countries) could, among other things, impact the Group through an adverse effect on the value of Prudential's assets and liabilities which are linked to, or which reference LIBOR, a reduction in market liquidity during any period of transition and increased legal and conduct risks to the Group arising from changes required to documentation and its related obligations to its stakeholders.

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

Risk management and mitigation of regulatory and political risk at Prudential includes the following:

•
Risk assessment of the Business Plan which includes consideration of current strategies;
•
Close monitoring and assessment of our business environment and strategic risks;
•
The consideration of risk themes in strategic decisions; and
•
Ongoing engagement with national regulators, government policy teams and international standard setters.

b.
ESG risks including climate change

The business environment in which Prudential operates is continually changing, and responding effectively to those material risks with ESG implications is crucial in maintaining Prudential's brand and reputation, and in turn its financial performance and its long-term strategy. The Group maintains active engagement with its key stakeholders, including investors, customers, employees, governments, policymakers and regulators in its key markets, as well as with international institutions — all of whom have expectations, which the Group must balance, as it responds to ESG-related matters.

Climate change is a key ESG theme which continues to move up the agenda of many regulators, governments, non-governmental organisations and investors. There has been increased regulatory and supervisory focus on sustainable finance and responsible investment. The Group recognises this and the ESG Executive Committee seeks, as one of its aims, to ensure a consistent approach in managing ESG considerations in its business activities, including investment activities.

The Group's operational risk framework explicitly incorporates ESG as a component of its social and environmental responsibility, brand management and external communications. This is further strengthened by factoring considerations for reputational impacts when the materiality of operational risks are assessed. Policies and procedures to support how the Group operates in relation to certain ESG issues are covered in the Group Governance Manual. Prudential manages key ESG issues though a multi-disciplinary approach with first line functional ownership for ESG topics.

6.2    Risks from our investments

a.
Market risk

The main drivers of market risk in the Group are:

•
Investment risk, which arises on our holdings of equity and property investments, the prices of which can change depending on market conditions;
•
Interest rate risk, which is driven by the valuation of Prudential's assets (particularly the bonds that it invests in) and liabilities, which are dependent on market interest rates and exposes it to the risk of those moving in a way that is detrimental; and
•
Foreign exchange risk, through translation of its profits and assets and liabilities denominated in various currencies, given the geographical diversity of the business.

The main investment risk exposure arises from the portion of the profits from the UK and Hong Kong with-profits funds which the shareholders are entitled to receive; the value of the future fees from the fee-earning products in the Asia business; and from the asset returns backing Jackson's variable annuities business. Further detail is provided below.

The Group's interest rate risk is driven by the need to match the duration of its assets and liabilities in the UK and Europe insurance business and the fixed annuity business in Jackson. Interest rate risk also arises from the guarantees of some non-unit-linked investment products in Asia; and the cost of guarantees in Jackson's fixed index and variable annuity business. Further detail is provided below.

The Group has appetite for market risk where it arises from profit-generating insurance activities to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position.

The Group's market risks are managed and mitigated by the following:

•
Our market risk policy;
•
Risk appetite statements, limits and triggers;
•
Our asset and liability management programmes;
•
Hedging derivatives, including equity options and futures, interest rate swaps and swaptions and currency forwards;
•
The monitoring and oversight of market risks through the regular reporting of management information; and
•
Regular deep dive assessments.

Equity and property investment risk

(Audited)

In the UK and Europe business, the main investment risk arises from the assets held in the with-profits funds through the shareholders' proportion of the funds' declared bonuses and policyholder net investment gains (future transfers). This investment risk is driven mainly by equities in the funds and some hedging to protect against a reduction in the value of these future transfers is performed outside the funds. The UK with-profits funds' Solvency II own funds, estimated at £9.7 billion as at 31 December 2018, helps to protect against market fluctuations and is protected partially against falls in equity markets through an active hedging programme within the fund.

In Asia, the shareholder exposure to equity price movements results from unit-linked products, where fee income is linked to the market value of the funds under management. Further exposure arises from with-profits businesses where bonuses declared are based broadly on historical and current rates of return from the Asia business' investment portfolios, which include equities.

In Jackson, investment risk arises from the assets backing customer policies. Equity risk is driven by the variable annuity business, where the assets are invested in both equities and bonds and the main risk to the shareholder comes from providing the guaranteed benefits offered. The exposure to this is primarily controlled by using a derivative hedging programme, as well as through the use of reinsurance to pass on the risk to third-party reinsurers.

While accepting the equity exposure that arises on future fees, the Group has limited appetite for exposures to equity price movements to remain unhedged or for volatility within policyholder guarantees after taking into account any natural offsets and buffers within the business.

Interest rate risk

(Audited)

Some products that Prudential offer are sensitive to movements in interest rates. As part of the Group's ongoing management of this risk, a number of mitigating actions to the in-force business have been taken, as well as repricing and restructuring new business offerings in response to recent relatively low interest rates. Nevertheless, some sensitivity to interest rate movements is still retained.

The Group's appetite for interest rate risk is limited to where assets and liabilities can be tightly matched and where liquid assets or derivatives exist to cover interest rate exposures.

In the UK and Europe insurance business, interest rate risk arises from the need to match the cash flows of its annuity obligations with those from its investments. The risk is managed by matching asset and liability durations as well as continually assessing the need for use of any derivatives. Under Solvency II rules, interest rate risk also results from the requirement to include a balance sheet risk margin. The with-profits business is also exposed to interest rate risk through some product guarantees. Such risk is largely borne by the with-profits fund itself although shareholder support may be required in extreme circumstances where the fund has insufficient resources to support the risk.

In Asia, our exposure to interest rate risk arises from the guarantees of some non-unit-linked investment products, including the Hong Kong with-profits business. This exposure exists because of the potential for asset and liability mismatch which, although it is small and managed appropriately, cannot be eliminated.

Jackson is affected by interest rate movements to its fixed annuity book where the assets are primarily invested in bonds and shareholder exposure comes from the mismatch between these assets and the guaranteed rates that are offered to policyholders. Interest rate risk results from the cost of guarantees in the variable annuity and fixed index annuity business, which may increase when interest rates fall. The level of sales of variable annuity products with guaranteed living benefits is actively monitored, and the risk limits we have in place help to ensure comfort with the level of interest rate and market risks incurred as a result. Derivatives are also used to provide some protection.

Foreign exchange risk

(Audited)

The geographical diversity of Prudential's businesses means that it has some exposure to the risk of foreign exchange rate fluctuations. The operations in the US and Asia, which represent a large proportion of operating profit and shareholders' funds, generally write policies and invest in assets in local currencies. Although this limits the effect of exchange rate movements on local operating results, it can lead to fluctuations in the Group financial statements when results are reported in UK sterling. This risk is accepted within our appetite for foreign exchange risk.

In cases where a surplus arises in an overseas operation which is to be used to support Group capital, or where a significant cash payment is due from an overseas subsidiary to the Group, this currency exposure may be hedged where it is believed to be favourable economically to do so. Further, the Group generally does not have appetite for significant direct shareholder exposure to foreign exchange risks in currencies outside the countries in which it operates, but it does have some appetite for this on fee income and on non-sterling investments within the with-profits fund. Where foreign exchange risk arises outside appetite, currency swaps and other derivatives are used to manage the exposure.

b.
Credit risk

Prudential invests in bonds that provide a regular, fixed amount of interest income (fixed income assets) in order to match the payments needed to policyholders. It also enters into reinsurance and derivative contracts with third parties to mitigate various types of risk, as well as holding cash deposits at certain banks. As a result, it is exposed to credit risk and counterparty risk across its business.

Credit risk is the potential for reduction in the value of investments which results from the perceived level of risk of an investment issuer being unable to meet its obligations (defaulting). Counterparty risk is a type of credit risk and relates to the risk that the counterparty to any contract we enter into being unable to meet their obligations causing us to suffer loss.

The Group has some appetite to take credit risk where it arises from profit-generating insurance activities, to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position.

A number of risk management tools are used to manage and mitigate this credit risk, including the following:

•
A credit risk policy and dealing and controls policy;
•
Risk appetite statements and limits that have been defined on issuers, and counterparties;
•
Collateral arrangements for derivative, secured lending reverse repurchase and reinsurance transactions;
•
The Group Credit Risk Committee's oversight of credit and counterparty credit risk and sector and/or name-specific reviews;
•
Regular assessments; and
•
Close monitoring or restrictions on investments that may be of concern.

Debt and loan portfolio

(Audited)

Prudential's UK and Europe business is exposed to credit risk on fixed income assets in the shareholder-backed portfolio. At 31 December 2018, this portfolio contained fixed income assets worth £21.6 billion. M&GPrudential's debt portfolio reduced by £12.1 billion following the transfer of fixed income assets to Rothesay Life as part of the reinsurance agreement announced in March 2018. Credit risk arising from a further £64.3 billion of fixed income assets is borne largely by the with-profits fund, to which the shareholder is not exposed directly although under extreme circumstances shareholder support may be required if the fund is unable to meet payments as they fall due.

Credit risk also arises from the debt portfolio in the Asia business, the value of which was £45.8 billion at 31 December 2018. The majority (68 per cent) of the portfolio is in unit-linked and with-profits funds and so exposure of the shareholder to this component is minimal. The remaining 32 per cent of the debt portfolio is held to back the shareholder business.

In the general account of the Jackson business £41.6 billion of fixed income assets are held to support shareholder liabilities including those from our fixed annuities, fixed index annuities and life insurance products. Jackson's general account portfolio increased by circa £4 billion due to the John Hancock acquisition.

The shareholder-owned debt and loan portfolio of the Group's other operations was £2.0 billion as at 31 December 2018.

Further details of the composition and quality of our debt portfolio, and exposure to loans, can be found in the IFRS financial statements.

Group sovereign debt

(Audited)

Prudential also invests in bonds issued by national governments. This sovereign debt represented 18 per cent or £14.4 billion of the shareholder debt portfolio as at 31 December 2018 (31 December 2017: 19 per cent or £16.5 billion). 3 per cent of this was rated AAA and 87 per cent was considered investment grade (31 December 2017: 90 per cent investment grade).

The particular risks associated with holding sovereign debt are detailed further in our disclosures on risk factors.

The exposures held by the shareholder-backed business and with-profits funds in sovereign debt securities at 31 December 2018 are given in note C3.2(f) of the Group's IFRS financial statements.

Bank debt exposure and counterparty credit risk

(Audited)

Prudential's exposure to banks is a key part of its core investment business, as well as being important for the hedging and other activities undertaken to manage its various financial risks. Given the importance of its relationship with its banks, exposure to the sector is considered a material risk for the Group.

The exposures held by the shareholder-backed business and with-profits funds in bank debt securities at 31 December 2018 are given in note C3.2(f) of the Group's IFRS financial statements.

The exposure to derivative counterparty and reinsurance counterparty credit risk is managed using an array of risk management tools, including a comprehensive system of limits. Where appropriate, Prudential reduces its exposure, buys credit protection or uses additional collateral arrangements to manage its levels of counterparty credit risk.

At 31 December 2018, shareholder exposures by rating1 and sector2 are shown below:

•
95 per cent of the shareholder portfolio is investment grade rated. In particular, 66 per cent of the portfolio is rated A- and above (or equivalent); and
•
The Group's shareholder portfolio is well diversified: no individual sector makes up more than 15 per cent of the total portfolio (excluding the financial and sovereign sectors).

c.
Liquidity risk

Prudential's liquidity risk arises from the need to have sufficient liquid assets to meet policyholder and third-party payments as they fall due. This incorporates the risk arising from funds composed of illiquid assets and results from a mismatch between the liquidity profile of assets and liabilities. Liquidity risk may impact on market conditions and valuation of assets in a more uncertain way than for other risks like interest rate or credit risk. It may arise, for example, where external capital is unavailable at sustainable cost, increased liquid assets are required to be held as collateral under derivative transactions or where redemption requests are made against Prudential external funds.

Prudential has no appetite for liquidity risk, ie for any business to have insufficient resources to cover its outgoing cash flows, or for the Group as a whole to not meet cash flow requirements from its debt obligations under any plausible scenario.

The Group has significant internal sources of liquidity, which are sufficient to meet all of our expected cash requirements for at least 12 months from the date the financial statements are approved, without having to resort to external sources of funding. The Group has a total of £2.6 billion of undrawn committed facilities that can be made use of, expiring in 2023. Access to further liquidity is available through the debt capital markets and an extensive commercial paper programme in place, and Prudential has maintained a consistent presence as an issuer in the market for the past decade.

A number of risk management tools are used to manage and mitigate this liquidity risk, including the following:

•
The Group's liquidity risk policy;
•
Risk appetite statements, limits and triggers;
•
Regular assessment at Group and business units of LCRs which are calculated under both base case and stressed scenarios and are reported to committees and the Board;
•
The Group's Liquidity Risk Management Plan, which includes details of the Group Liquidity Risk Framework as well as gap analysis of liquidity risks and the adequacy of available liquidity resources under normal and stressed conditions;
•
Regular stress testing;
•
Our contingency plans and identified sources of liquidity;
•
The Group's ability to access the money and debt capital markets;
•
Regular deep dive assessments; and
•
The Group's access to external committed credit facilities.

6.3    Risks from our products

a.
Insurance risk

Insurance risk makes up a significant proportion of Prudential's overall risk exposure. The profitability of its businesses depends on a mix of factors, including levels of, and trends in, mortality (policyholders dying), morbidity (policyholders becoming ill) and policyholder behaviour (variability in how customers interact with their policies, including utilisation of withdrawals, take-up of options and guarantees and persistency, ie lapsing of policies), and increases in the costs of claims, including the level of medical expenses increases over and above price inflation (claim inflation).

The Group has appetite for retaining insurance risks in order to create shareholder value in the areas where it believes it has expertise and controls to manage the risk and can support such risk with its capital and solvency position.

The principal drivers of the Group's insurance risk vary across its business units. At M&GPrudential, this is predominantly longevity risk. Across Asia, where a significant volume of health protection business is written, the most significant insurance risks are morbidity risk, persistency risk, and medical inflation risk. In Jackson, policyholder behaviour risk is particularly material, especially in the take up of options and guarantees on variable annuity business.

The Group manages longevity risk in various ways. Longevity reinsurance is a key tool in managing this risk. In March 2018, the Group's longevity risk exposure was significantly reduced by reinsuring £12 billion in UK annuity liabilities to Rothesay Life, pursuant to a Part VII transfer of the majority of these liabilities expected to be completed by 30 June 2019. Although Prudential has withdrawn from selling new UK annuity business, given its significant annuity portfolio the assumptions it makes about future rates of improvement in mortality rates remain key to the measurement of its insurance liabilities and to its assessment of any reinsurance transactions. Prudential continues to conduct research into longevity risk using both experience from its annuity portfolio and industry data. Although the general consensus in recent years is that people are living longer, the rate of increase has slowed in recent years, and there is considerable volatility in year-on-year longevity experience, which is why it needs expert judgement in setting its longevity basis.

Prudential's morbidity risk is mitigated by appropriate underwriting when policies are issued and claims are received. Our morbidity assumptions reflect our recent experience and expectation of future trends for each relevant line of business.

In Asia, Prudential writes significant volumes of health protection business, and so a key assumption is the rate of medical inflation, which is often in excess of general price inflation. There is a risk that the expenses of medical treatment increase more than expected, so the medical claim cost passed on to Prudential is higher than anticipated. Medical expense inflation risk is best mitigated by retaining the right to reprice our products each year and by having suitable overall claim limits within its policies, either limits per type of claim or in total across a policy.

The Group's persistency assumptions reflect similarly a combination of recent past experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. Any expected change in future persistency is also reflected in the assumption. Persistency risk is managed by appropriate training and sales processes and managed locally post-sale through regular experience monitoring and the identification of common characteristics of business with high lapse rates. Where appropriate, allowance is made for the relationship (either assumed or observed historically) between persistency and investment returns and any additional risk is accounted for. Modelling this dynamic policyholder behaviour is particularly important when assessing the likely take-up rate of options embedded within certain products. The effect of persistency on the Group's financial results can vary but depends mostly on the value of the product features and market conditions.

Prudential's insurance risks are managed and mitigated using the following:

•
The Group's insurance and underwriting risk policies;
•
The risk appetite statements, limits and triggers;
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
•
Maintaining the quality of sales processes and using initiatives to increase customer retention in order to mitigate persistency risk;
•
Using product repricing and other claims management initiatives in order to mitigate medical expense inflation risk; and
•
Regular deep dive assessments.

6.4    Risks from our business operations

a.
Strategic and transformation risks

A number of significant change programmes are currently running in order to implement the Group's strategy and the need to comply with emerging regulatory changes. These include, but are not limited to, the discontinuation of LIBOR and implementation of new international accounting standards — see section 6.1a. above for further information. This has resulted in a significant portfolio of change initiatives which increases the transformation risks for the Group, and is likely to further increase in the future. In particular the demerger of M&GPrudential from the rest of the Group has resulted in a substantial transformation programme which needs to be delivered alongside, and in conjunction with other material change programmes. The scale and the complexity of this portfolio of transformation programmes could impact business operations, weaken the control environment, impact customers, and has the potential for reputational damage if these programmes fail to deliver their objectives. Implementing further strategic initiatives may amplify these risks.

Other significant change initiatives are occurring across the Group that increase the likelihood and potential impact of risks associated with:

•
Complex dependencies between multiple programmes spanning different businesses;
•
The organisational ability to absorb change being exceeded while maintaining a stable and robust control environment ;
•
Unrealised business objectives/benefits; and
•
Failures in programme and/or project design, execution or transition into business as usual.

b.
Non-financial risks

In the course of doing business, the Group is exposed to non-financial risks arising from its operations, the business environment and its strategy. The main risks across these areas are detailed below.

Operational risks

Prudential defines operational risk as the risk of loss (or unintended gain or profit) arising from inadequate or failed internal processes, personnel or systems, or from external events. This includes employee error, model error, system failures, fraud or some other event which disrupts business processes or has a detrimental impact to customers. Processes are established for activities across the scope of our business, including operational activity, regulatory compliance, and those supporting environmental, social and governance (ESG) activities more broadly, any of which can expose us to operational risks. A large volume of complex transactions are processed by the Group across a number of diverse products, and are subject to a high number of varying legal, regulatory and tax regimes. Prudential has no appetite for material losses (direct or indirect) suffered as a result of failing to develop, implement or monitor appropriate controls to manage operational risks.
The Group's outsourcing and third-party relationships require distinct oversight and risk management processes. A number of important third-party relationships exist which provide the distribution and processing of Prudential's products, both as market counterparties and as outsourcing partners. M&GPrudential outsources several operations, including a significant part of its back office, customer-facing functions and a number of IT functions. In Asia, the Group continues to expand its strategic partnerships and renew bancassurance arrangements. These third-party arrangements support Prudential in providing a high level and cost-effective service to our customers, but they also make us reliant on the operational performance of our outsourcing partners.

The Group's requirements for the management of material outsourcing arrangements, which are in accordance with relevant applicable regulations, are included through its well-established Group-wide third-party supply policy. Third-party management is also included in embedded in the Group-wide framework and risk management for operational risk (see further, below). Third-party management forms part of the Group's Operational Risk categorisations and a defined qualitative risk appetite statement , limits and triggers are in place.

The performance of the Group's core business activities places reliance on the IT infrastructure that supports day-to-day transaction processing and administration. The IT environment must also be secure and an increasing cyber risk threat needs to be addressed as the Group's digital footprint increases and the sophistication of cyber threats continue to evolve – see separate information security risk sub-section below. The risk that Prudential's IT infrastructure does not meet these requirements is a key area of focus for the Group, particularly the risk that legacy infrastructure supporting core activities/processes affects business continuity or impacts on business growth.

Operational challenges also exist in keeping pace with regulatory changes This requires implementing processes to ensure we are, and remain, compliant on an ongoing basis, including regular monitoring and reporting. The high rate of global regulatory change, in an already complex regulatory landscape, increases the risk of non-compliance due to a failure to identify, interpret correctly, implement and/or monitor regulatory compliance. The change in Group-wide supervisor, and the supervisory framework, to which Prudential plc will be subject to after the demerger of M&GPrudential, means that additional processes, or changes to existing ones, may be required to ensure ongoing compliance. See the 'Global regulatory and political risk' section above. Legislative developments over recent years, together with enhanced regulatory oversight and increased capability to issue sanctions, have resulted in a complex regulatory environment that may lead to breaches of varying magnitude if the Group's business-as-usual operations are not compliant. As well as prudential regulation, the Group focuses on conduct regulation, including those related to sales practice and anti-money laundering, bribery and corruption. There is a particular focus on regulations related to the latter in newer/emerging markets.

Group-wide framework and risk management for operational risk

The risks detailed above form key elements of the Group's operational risk profile. In order to identify, assess, manage, control and report effectively on all operational risks across the business, a Group-wide operational risk framework is in place. The key components of the framework are:

•
Application of a risk and control assessment (RCA) process, where operational risk exposures are identified and assessed as part of a periodical cycle. The RCA process considers a range of internal and external factors, including an assessment of the control environment, to determine the business's most significant risk exposures on a prospective basis;

•
An internal incident management process, which identifies, quantifies and monitors remediation conducted through root cause analysis and application of action plans for risk events that have occurred across the business;
•
A scenario analysis process for the quantification of extreme, yet plausible manifestations of key operational risks across the business on a forward-looking basis. This is carried out at least annually and supports external and internal capital requirements as well as informing risk oversight activity across the business; and
•
An operational risk appetite framework that articulates the level of operational risk exposure the business is willing to tolerate, covering all operational risk categories, and sets out escalation processes for breaches of appetite.

Outputs from these processes and activities performed by individual business units are monitored by the Group Risk function, which provides an aggregated view of the risk profile across the business to the Group Risk Committee and Board. These core framework components are embedded across the Group via the Group Operational Risk Policy and Standards documents, which set out the key principles and minimum standards for the management of operational risk across the Group.

The Group Operational Risk Policy, standards and operational risk appetite framework sit alongside other risk policies and standards that individually engage with key operational risks, including outsourcing and third-party supply, business continuity, technology and data, operations processes and extent of transformation.

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
•
Internal and external review of cyber security capability and defences;
•
Regular updating and testing of elements of disaster-recovery plans and the Critical Incident Procedure process;
•
Group and business unit-level compliance oversight and testing in respect of adherence with in-force regulations;
•
Regulatory change teams in place to assist the business in proactively adapting and complying with regulatory developments;
•
A framework in place for emerging risk identification and analysis in order to capture, monitor and allow us to prepare for operational risks that may crystallise beyond the short-term horizon;
•
Corporate insurance programmes to limit the financial impact of operational risks; and
•
Reviews of key operational risks and challenges within Group and business unit business plans.

These activities are fundamental in maintaining an effective system of internal control, and as such outputs from these also inform core RCA, incident management and scenario analysis processes and reporting on operational risk. Furthermore, they also ensure that operational risk considerations are embedded in key business decision-making, including material business approvals and in setting and challenging the Group's strategy.

Business resilience

Business resilience is at the core of the Group's well embedded Business Continuity Management (BCM) programme, with BCM being one of a number of activities undertaken by the Group Security function that protect our key stakeholders.

Prudential operates a BCM programme and framework that is linked with its business activities, which considers key areas including business impact analyses, risk assessments, incident management plans, disaster recovery plans, and the exercising and execution of these plans. The programme is designed to achieve a business continuity capability that meets evolving business needs and is appropriate to the size, complexity and nature of the Group's operations, with ongoing proactive maintenance and improvements to resilience against the disruption of the Group's ability to meet its key objectives and protect its brand and reputation. The BCM programme is supported by Group-wide governance policies and procedures and is based on industry standards that meet legal and regulatory obligations.

Business disruption risks are monitored by the Group Security function, with key operational effectiveness metrics and updates on specific activities being reported to the Group Risk Committee where required and discussed by cross-functional working groups.

Information security risk and data privacy

Information security risk remains an area of heightened focus after a number of recent high-profile attacks and data losses across industries. Criminal capability in this area is maturing and industrialising, with an increased level of understanding of complex financial transactions which increases the risks to the financial services industry. The threat landscape is continuously evolving, and the systemic risk of sophisticated but untargeted attacks is rising, particularly during times of heightened geopolitical tensions.

Recent developments in data protection worldwide (such as GDPR that came into force in May 2018) increases the financial and reputational implications for Prudential of a breach of its (or third-party suppliers') IT systems. As well as data protection, increasingly stakeholder expectations are that companies and organisations use personal information transparently and appropriately. Given this, both information security and data privacy are key risks for the Group. As well as preventative risk management, it is fundamental that robust critical recovery systems are in place in the event of a successful attack on the Group's infrastructure, breach of information security or failure of its systems to retain its customer relationships and trusted reputation.

In 2018, the organisational structure and governance model for cyber security management was revised with the appointment of a Group Chief Information Security Officer, and a repositioning of the function to allow increased focus on execution. This organisational change will increase the Group's efficiency and agility in responding to cyber security-related incidents, and will facilitate increased collaboration between business units and leverages their respective strengths in delivering the Group-wide Information Security Programme.

The objectives of the programme include achieving consistency in the execution of security disciplines across the Group and improving visibility across the Group's businesses; deployment of automation to detect and address threats; and achieving security by design by aligning subject matter expertise to the Group's digital and business initiatives to embed security controls across platforms and ecosystems.

The Board receives periodic updates on information security risk management throughout the year. Group functions work with the business units to address risks locally within the national and regional context of each business following the strategic direction of the Group-wide information security function.

Notes

1
Based on hierarchy of Standard & Poor's, Moody's and Fitch, where available and if unavailable, other rating agencies or internal ratings have been used.
2
Source of segmentation: Bloomberg Sector, Bloomberg Group and Merrill Lynch. Anything that cannot be identified from the three sources noted is classified as other. Excludes debt securities from other operations.

 SUPERVISION AND REGULATION OF PRUDENTIAL

Prudential's principal insurance and investment operations are in Asia, the United States (US), the United Kingdom (UK) and Europe, with recent expansion into Africa. Accordingly, it is subject to applicable UK, Asia, US and Africa insurance and other financial services regulations which are discussed below.

In March 2018, Prudential announced its intention to demerge M&GPrudential, the UK and Europe business, from Prudential plc to establish two separate listed companies, with different investment characteristics and opportunities. As a standalone entity, M&GPrudential will continue to serve the retirement and savings business in the UK and Europe. Prudential plc will continue to focus its insurance and investment operations in Asia, the US and Africa.

Group supervision

The UK's Prudential Regulation Authority (PRA) will remain as the Prudential Group's 'lead supervisor', up to the point of demerger. From the point of the proposed demerger, the Hong Kong Insurance Authority (HKIA) will be Prudential's lead supervisor. The Group will remain subject to effective on-going supervision in line with international standards set by the International Association of Insurance Supervisors (IAIS). Supervision of the Group will continue to be on a cross-border basis through a regulatory college. The Group is proactively engaging with the HKIA on the supervisory framework that will apply to the Group after the intended demerger.

Currently, with the PRA as the lead supervisor, the college, meets at an annual event hosted by the PRA that includes a number of non-UK regulators who supervise Prudential's overseas operations, as well as representatives from the Financial Conduct Authority (FCA) and European Insurance and Occupational Pensions Authority (EIOPA). Prudential is invited to present to the College on topics pre-agreed with the PRA during the course of planning for the College. Following the intended demerger, the membership of the college will change such that the PRA, FCA and EIOPA are no longer members.

Global regulatory developments and trends

There are a number of ongoing policy initiatives and regulatory developments at the global level that are having an impact on the way Prudential is regulated and supervised. These policies include the development of ComFrame, or the Common Framework for the Supervision of Internationally Active Insurance Groups (IAIGs), includes the development of a risk-based global insurance capital standard (ICS). On 14 November 2018, the IAIS announced a proposed holistic framework for the assessment and mitigation of systemic risk in the insurance sector, which will have implications for the identification of Global Systemically Important Insurers (G-SIIs). Concurrently, the Financial Stability Board (FSB) (an international body established to coordinate, develop and promote effective regulatory, supervisory and other financial sector policies in the interest of financial stability) released a statement confirming that in light of the progress with the IAIS' new holistic framework no new G-SII list would be issued for 2018 and it will consider the IAIS' proposal to suspend G-SII identification from 2020 once the framework is finalised. In the meantime group-wide supervisors have committed to continue applying existing G-SII supervisory policy measures which include Systemic Risk Management Plans (SRMP), Liquidity Risk Management Plans (LRMP) and Recovery and Resolution planning. Prudential remains a G-SII and therefore is in scope of applicable IAIS measures.

The European Union's Solvency II Directive came into effect on 1 January 2016, although the future application of the Solvency II regime to UK insurers remains uncertain following the UK's decision in June 2016 to leave the EU (Brexit). A series of reviews of the Solvency II Directive are scheduled until 2021. It remains unclear what regime will be in place for UK insurers following Brexit.

In many jurisdictions where the Group operates, it is required to comply with anti-money laundering (AML) and "know your customer" (KYC) rules. Regulators around the world continue to take a keen interest in compliance with AML and KYC rules.

UK and European supervision and regulation

The Financial Services and Markets Act 2000

Prudential's insurance and investment businesses in the UK are regulated under the Financial Services and Markets Act 2000 (FSMA 2000), as amended.

UK regulatory regime

There are two principal financial services regulators in the UK:

  —
  the PRA, which oversees macro-prudential regulation of deposit-takers, insurers and a small number of systemically important investment firms; and
  —
  the FCA, which is responsible for conduct of business regulation of all authorised firms and the prudential regulation of firms not regulated by the PRA.

Capital requirements for insurers

In order to maintain authorised status under the FSMA 2000, firms must continue to satisfy certain threshold conditions which, inter alia, require firms to have adequate resources for the carrying on of their business. The majority of the rules which set out the capital requirements applicable to UK insurers are currently found in the 'Minimum Capital Requirement', 'Own Funds' and 'Solvency Capital Requirement' parts of the PRA Rulebook, which came into force on 1 January 2016 as part of the implementation of Solvency II.

Solvency II's main aim is to ensure the financial stability of the insurance industry and to protect policyholders through revised solvency requirements which are better matched to the true risks of the business. The framework is outlined in the Solvency II Directive, with much of the detail in the rules set out in the Solvency II Delegated Regulation and certain 'Level 2' implementing measures. These measures are accompanied by further requirements developed by EIOPA, namely, the Implementing Technical Standards (which aim to ensure the uniform application of the Solvency II Directive) and Guidelines that are intended to ensure convergence in the implementation of Solvency II.

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

The regime also requires firms to disclose a considerably greater level of qualitative and quantitative information, both to their own supervisor (through Regular Supervisory Reporting (RSR)) and to the market (through the publication of a Solvency and Financial Condition Report (SFCR)). This is intended to increase transparency, facilitate comparison across the industry and enable supervisors to identify at an earlier stage the firms that are heading for financial difficulty.

Further details on the Group Solvency II capital position at 31 December 2018 are set out in the Capital Position section within Explanation of Performance and Other Financial Measures.

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

Thematic Review of Non-Advised Annuity Sales Practices

Prudential has agreed with the FCA to review annuities sold without advice after 1 July 2008 to its contract-based defined contribution pension customers. The review is examining whether customers were given sufficient information about their potential eligibility to purchase an enhanced annuity, either from Prudential or another pension provider. A gross provision of £400 million, before costs incurred, was established at 31 December 2017 to cover the costs of undertaking the review and any related redress and following a reassessment, no change has been made in 2018. The majority of the provision will be utilised in 2019. The ultimate amount that will be expended by the Group on the review will remain uncertain until the project is completed. If the population subject to redress increased or decreased by 10 per cent, then the provision would be expected to increase or decrease by circa 7 per cent accordingly. Additionally, in 2018, the Group agreed with its professional indemnity insurers that they will meet £166 million of the Group's claims costs, which will be paid as the Group incurs costs/redress. This has been recognised on the Group's balance sheet within 'Other debtors' at 31 December 2018.

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

General Data Protection Regulation

The General Data Protection Regulation (GDPR) came in to effect in May 2018. The GDPR is aimed at strengthening and unifying data protection for all individuals within the European Union. In order to prepare for the new law, working groups were mobilised across key areas including training and awareness, data subject rights, third parties and data protection by design. The focus is now on maintaining awareness as well as enhancing and embedding activities that were implemented as part of the GDPR programme, in order to strengthen and sustain ongoing compliance.

A Data Protection Officer has been appointed to monitor compliance with the GDPR, provide advice on the firm's privacy obligations and to act as a point of contact for European data subjects and supervisory authorities. A Group Privacy Office has also been established which owns the Group Privacy Policy and maintains oversight of privacy compliance.

The security measures that the Group takes to protect its data and systems are commensurate with local regulatory requirements and risk appetite. In practice, this means that the Group's businesses must identify and classify data and operate a risk-based information security approach which leverages people, processes, and technology solutions. This is in the context of a Group-wide Cyber Security Policy and operating standards.

Pensions

The Pensions Regulator (TPR) is the statutory regulator for all work-based pension schemes in the UK, a sector in which M&GPrudential operates.

Its statutory objectives are set out in the Pensions Act 2004, as amended by the Pensions Acts 2008 and 2014. These are to:

  —
  protect the benefits of members of occupational pension schemes;
  —
  protect the benefits of members of personal pension schemes where direct payment arrangements are in place;
  —
  reduce the risk of situations arising which may lead to compensation being payable from the Pension Protection Fund (PPF);
  —
  in relation to defined benefit (DB) scheme funding only, minimise any adverse impact on the sustainable growth of an employer;
  —
  maximise employer compliance with employer duties and the employment and pre-employment safeguards; and
  —
  promote, and to improve understanding of, the good administration of work-based pension schemes.

A memorandum of understanding between TPR and the FCA sets out the arrangements for cooperation and coordination in carrying out their respective regulatory responsibilities between various Pensions Acts, FSMA 2000 and other relevant legislation.

There is a separate ombudsman, The Pensions Ombudsman, who investigates and decides complaints and disputes over the manner in which pension schemes are run, and works closely with The Financial Ombudsman Service (FOS) in cases where their remit overlaps.

Regulation of investment business in UK and Europe

Markets in Financial Instruments Directive (MiFID II)

MiFID II, which took effect on 3 January 2018, sets out detailed authorisation and operating conditions for investment firms and market operators. There has been significant work done across the industry as a whole to build good practice and consistency across MiFID II for example in Product Governance.

Insurance Distribution Directive

The Insurance Distribution Directive (IDD) is designed to increase consumer protection by updating its predecessor, the Insurance Mediation Directive. Both MiFID II and the IDD look to enhance consumer protection via a number of common conduct topics, for example, product oversight and governance, suitability, appropriateness, conflicts of interest and inducements. The IDD came into force on 1 October 2018.

Advising on Pension Transfers

On 21 June 2017, the FCA published proposed changes to its rules and guidance on advising on pension transfers. The aim of the proposals is to improve consumer outcomes through improving the quality of advice on pension transfers. The FCA staged the initiation of final rules – the first set was published on 1 April 2018 and the second set on 4 October 2018.

The changes brought in new rules and guidance to ensure:

  —
  A suitability report is produced in all instances where advice is given, including where the advice would be not to transfer;
  —
  The nominated Pension Transfer Specialist takes into account where transfer funds will be invested before confirming advice to transfer is suitable;
  —
  A new basis for comparing ceding scheme benefits is used; and
  —
  Advisers accurately assess a customer's attitude to transfer risk.

From 2019, if firms provide an initial triage service, they must ensure this is restricted to providing factual information only.

From 2020, qualification standards for a Pension Transfer Specialist will be enhanced.

Regimes for the exchange of tax information

Financial institutions in the UK are increasingly being required to provide certain information about their customers, or persons who control their customers, to HM Revenue & Customs (HMRC). This is due to the introduction and domestic implementation of various international reporting and transparency regimes, including the US Foreign Account Tax Compliance Act (FATCA) provision, the OECD's Common Reporting Standard (CRS) and the EU Directive on administrative cooperation in the field of taxation. The information obtained by HMRC may be exchanged with tax authorities in other countries. The obligations of Prudential to report information to HMRC for the purposes of FATCA, the CRS and DAC will continue post the demerger of M&GPrudential from Prudential plc.

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

The regulatory environment continues to evolve in Asia, where economies in the region are in various phases of maturity. In general (though there are exceptions), regulators in developing economies continue to build the regulatory framework relevant to their level of economic development. Increasing regulatory developments in the region will continue to affect Prudential's Asian businesses.

Conduct of Business and Consumer Protection continue to be a key priority for regulators in Asia. The focus continues to be on product design, commission structure, marketing literature and sales processes, and agency business models.

Significant additional details of the regulatory regimes to which Prudential Corporation Asia's (PCA's) insurance operations are subject are discussed below:

Indonesia – PT. Prudential Life Assurance

PT. Prudential Life Assurance is authorised to carry on long-term (ie for an indefinite period) insurance business in Indonesia. Prudential's operations in Indonesia are authorised to distribute life insurance products based on either conventional or Shariah principles, through agency and bancassurance (including direct marketing) channels.

The Otoritas Jasa Keuangan (OJK) is the regulator responsible for supervising the banking industry, capital markets and insurance industry. The financial regulatory regime in Indonesia operates on a 'twin peaks' model with the OJK responsible for microprudential supervision and Bank Indonesia (BI) retaining its macroprudential responsibilities. The implementation of AML controls in the insurance industry is monitored by the Indonesian Financial Transaction Reports and Analysis Center (or Pusat Pelaporan dan Analisis Transaksi Keuangan in Indonesian (the PPATK).

Law No. 40 of 2014 on Insurance which was enacted on October 17, 2014 is the principal legislation relating to insurance business (Insurance Law). Pursuant to Law Number 40, in April 2018, the Government issued new regulations regarding foreign ownership in insurance companies, capping it at 80 per cent Insurance companies that have had foreign ownership exceeding 80 per cent prior to the regulation have been grandfathered, but they are prohibited to increase the percentage of foreign ownership.

Singapore – Prudential Assurance Company Singapore (Pte.) Limited

Prudential Assurance Company Singapore (Pte.) Limited is registered by the Monetary Authority of Singapore (the MAS) to design and sell both life and accident and health insurance products pursuant to the Insurance Act and Financial Advisers Act.

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

The MAS has implemented regulations to give effect to the policy proposals under the Financial Advisory Industry Review (FAIR) with the aim of raising the standards and professionalism of the financial advisory industry and enhancing the market efficiency of the distribution of life insurance and investment products in Singapore. A balanced scorecard remuneration framework that rewards the provision of quality advice in order to align the interests of representatives with that of customers is in effect. A direct channel is required of each insurance company, through which basic insurance products can be purchased without incurring commissions. A web aggregator to enhance comparability amongst life insurance products has also been launched. Further regulatory changes in 2018 have enhanced regulations relating to product advertisement, its approval and maintaining the records of approval.

In addition, the Central Provident Fund (the CPF) Board acts as a trustee of social security savings schemes jointly supported by employees, employers and the government. The CPF Board regulates insurers in the operation of various CPF schemes including the CPF Investment Scheme where CPF monies are used by policyholders to purchase insurance policies such as annuities and investment linked policies.

On 26 April 2018, MAS proposed new guidelines to strengthen the accountability of senior managers and raise conduct of financial institutions (FIs). The guidelines reinforce FI's responsibilities in three key areas: Promote individual accountability of senior managers, strengthen oversight of employees in material risk functions and embed standards of proper conduct among all employees.

The MAS has detailed regulatory frameworks to govern insurance companies and the distribution of insurance products in Singapore.

Hong Kong

Prudential currently operates two subsidiaries, Prudential Hong Kong Limited (PHKL) and Prudential General Insurance Hong Kong Limited (PGHK), to manage separately the life and general businesses. Both entities' market conduct is regulated by the relevant regulators in Hong Kong.

The Hong Kong Insurance Authority (HKIA) officially commenced operations on 26 June 2017, taking over from the Office of the Commissioner of Insurance which was disbanded on the same day. The HKIA is responsible for administering the Insurance Ordinance. Its objectives are to: modernise the insurance industry regulatory infrastructure to facilitate the stable development of the industry, provide better protection for policyholders and comply with the requirements of the 'IAIS' that insurance regulators should be financially and operationally independent from the government and industry. The intention is for HKIA to be more independent of the government than the Office of the Commissioner of Insurance (OCI). It has a long-term aim to be funded independently of government and a new policyholder levy of 0.1 per cent of insurance premium began on 1 January 2018, subject to a cap of HKD 100 on long-term insurance policies and HKD 5,000 on general insurance policies.

HKIA is to be around twice the size of OCI and has additional investigatory powers such as the right to enter an insurer's premises and take copies of records and documents without warrant. A separate team has been created for investigations which is expected to make greater use of data analysis than OCI. HKIA will also take over licencing from Insurance Agents Registration Board (IARB) in 2019.

The sale of mandatory pension products by agents is regulated by the Mandatory Provident Fund Authority which licenses and supervises the conduct of MPF intermediaries, and the Securities Futures Commission.

Malaysia – Prudential Assurance Malaysia Berhad

Prudential Assurance Malaysia Berhad (PAMB) carries out life insurance business in Malaysia.

The Bank Negara Malaysia (BNM) is the central bank of Malaysia and is the regulatory body responsible for supervising and regulating the financial services sector, including the conduct of insurance and Takaful (insurance that is compliant with Islamic principles) business. BNM places considerable emphasis on fair market conduct by the insurance industry and protection of consumers' interests and is also responsible for administering legislation in relation to AML matters. BNM has the power to enforce sanctions on financial institutions.

In addition, PAMB is a member of the Life Insurance Association of Malaysia (LIAM), a self-regulatory body. Resolutions and circulars issued by LIAM are binding on the member insurance companies.

The Financial Services Act 2013 (FSA) is the principal legislation governing insurance businesses in Malaysia. The FSA provides for the regulation and supervision of financial institutions, payment systems and other relevant entities and the oversight of the money market and foreign exchange market to promote financial stability and for related, consequential or incidental matters. Further, the FSA covers, among other things provisions for licensing of insurers, prudential requirements, corporate governance, management of insurance funds, financial holding companies, business conduct and consumer protection, and powers granted to BNM for enforcement and supervision, The FSA also places greater accountability on the board of directors and senior management in their management and oversight of an insurer.

BNM issued the Life Insurance and Family Takaful Framework (LIFE Framework) in November 2015.The LIFE Framework aims to promote innovation and a more competitive market supported by higher levels of professionalism and transparency in the provision of insurance and Takaful products and services. This will be achieved through specific initiatives introduced under the 3 Pillars of the LIFE Framework:

  —
  Under Pillar 1, limits on operational costs will gradually be removed to promote product innovation while preserving policy value.

  —
  Under Pillar 2, distribution channels will be widened. Life insurance/family Takaful products will be accessible to consumers through a wide range of delivery channels that are most convenient and appropriate.
  —
  Under Pillar 3, market conduct in general will be strengthened to enhance consumer protection. The level of professionalism of intermediaries is proposed to be enhanced so as to ensure consumers are given proper advice.

The LIFE Framework was implemented by BNM in phases between 1 December 2015 to 1 January 2019, to consider the state of readiness of the life insurers, family Takaful operators and intermediaries, and the level of consumer awareness and literacy. BNM has issued numerous policy documents to regulate operating cost controls for Life and Family Takaful Business and disclosure requirements of pure protection products offered through direct distribution channel.

Market liberalisation measures were introduced by BNM in April 2009, which increases the limit from 49 per cent to 70 per cent on foreign equity ownership for insurance companies and Takaful operators in Malaysia. A higher foreign equity limit beyond 70 per cent for insurance companies will be considered by BNM on a case by case basis for companies who support expansion of insurance provision to the most vulnerable in Malaysian society.

Malaysia (Takaful business) – Prudential BSN Takaful Berhad

Prudential BSN Takaful Berhad (Prudential Takaful) (a Prudential joint venture with Bank Simpanan Nasional) was one of the first overseas insurers to be granted a domestic Takaful License in Malaysia.

The Takaful business in Malaysia is also regulated by BNM. In addition, Prudential Takaful is also a member of the Malaysian Takaful Association (MTA), an association for Takaful operators that seeks to improve industry self-regulation through uniformity in market practice and to promote a higher level of co-operation.

Takaful in Malaysia is a part of mainstream mercantile law, and is subject to the civil court structure at the federal level. It is not regulated by Shariah law in Shariah courts as the Shariah courts do not deal with commercial transactions. However, the operations of a Takaful Operator (TO) must conform to the rules and requirements of Shariah as regulated in the Islamic Financial Services Act 2013 (IFSA), which came into effect from 30 June 2013, repealing the earlier Takaful Act 1984. The IFSA provides a comprehensive legal framework that is fully consistent with Shariah in all aspects of regulation and supervision, from licensing to the winding-up of an institution. The IFSA is similar to the FSA issued for conventional insurers.

The IFSA recognises the BNM's Shariah Advisory Council (SAC) as the sole authority on Shariah matters. As the reference body and advisor to BNM on Shariah matters, the SAC is also responsible for validating all Takaful products to ensure their compatibility with Shariah principles. A TO is also required to establish a Shariah Committee, approved by BNM, to which the SAC will give guidance and advice on operations and business activities. BNM has also issued a specific Shariah Governance Framework that prescribes governance arrangements for Islamic Financial Institutions, including TOs.

The BNM's LIFE Framework referred to in the subsection above also impacts on the family Takaful industry.

Vietnam – Prudential Vietnam Assurance Private Limited

Prudential Vietnam Assurance Private Limited (PVA) is licensed and regulated by the Ministry of Finance of Vietnam (the MoF) as a life insurance company. An insurance company is not permitted to operate both life and non-life insurance at the same time, except in the case of a life insurance company that offers personal health and protection care insurance as a supplement to life insurance.

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

Thailand – Prudential Life Assurance (Thailand) Public Company Limited

Prudential Life Assurance (Thailand) Public Company Limited (PLT) holds a life insurance license and is authorised to offer life insurance products. This also includes an authorisation to offer products with an investment linked feature.

PLT is regulated and supervised by the Office of Insurance Commission (OIC), the independent regulatory organisation handling day-to-day insurance business affairs and reporting to the Ministry of Finance. The OIC has the power to manage and supervise insurance companies, protect insured persons and the general public, implement policies with respect to insurance funds, and regulate the professional conduct, qualifications and licensing of insurance brokers, agents and actuaries.

In respect of AML, all life insurance businesses are also regulated by the Anti-Money Laundering Office (AMLO), the authority responsible for enforcement of the Anti-Money Laundering Act, B.E. 2542 (1999). AMLO is an independent governmental agency and all suspicious transaction reporting is to be made to the AMLO.

In October 2017, OIC issued draft amendments to Life Insurance Act, which proposed new/amended provisions for the regulation of electronic transactions and to increase supervision of insurance intermediaries. These legislative amendments are yet to be passed.

India – ICICI Prudential Life Insurance Company Limited

ICICI Prudential Life Insurance Company Limited (an associate in which Prudential has a 26 per cent share and the major shareholder is ICICI Bank Limited) is authorised to carry out long-term life insurance business in India.

The Insurance Regulatory & Development Authority of India (IRDA) is the regulator for insurance business in India. The IRDA's duties include issuing certificates of registration to insurance companies, protecting the interests of policyholders, and regulating, promoting and ensuring the orderly growth of the insurance industry.

The principal legislation for insurance business is the Insurance Act 1938. Regulations and guidelines on specific matters have also been published to fulfil the purposes of the Insurance Act and to provide rules and norms for conduct of operations. In relation to AML and counter financing of terrorism (CFT) requirements, insurers must also adhere to requirements of the Prevention of Money Laundering Act 2002 and specific guidelines issued by the IRDA in this regard. The Financial Intelligence Unit-India (FIU-IND) is entrusted with the responsibility of receiving cash/suspicious transaction reports, analysing them and, as appropriate, disseminating valuable financial information to intelligence/enforcement agencies and regulatory authorities.

China – CITIC-Prudential Life Insurance Company Limited

CITIC-Prudential Life Insurance Company Limited (Prudential's joint venture with CITIC in which Prudential has a 50 per cent share) is authorised to conduct life insurance business in China. To date, CITIC-Prudential Life has business across China , with branches in Guangdong, Beijing, Jiangsu, Shanghai, Hubei, Shandong, Zhejiang, Tianjin, Guangxi, Shenzhen, Fujian, Hebei, Liaoning, Shanxi, Henan, Anhui, Sichuan, Suzhou, Hunan and, in January 2019, received regulatory approval to establish a branch in Shaanxi.

The body responsible for regulation of the insurance sector is the China Banking and Insurance Regulatory Commission (CBIRC). CBIRC reports directly to the State Council. CBIRC is authorised to conduct the administration, supervision and regulation of the Chinese insurance market, and to ensure that the insurance industry operates in a stable manner in compliance with the law. CBIRC also has local offices in all 41 provinces and selected direct administrative cities and regions across the country, which set and administer implementation rules and guidelines in the application of the regulations introduced by CBIRC.

CBIRC has focused specific attention on the area of risk prevention, with five identified lines of defence against risks, namely; internal management and control systems, supervision of solvency adequacy, on-site inspection, fund management regulation and insurance security fund. In response to the global financial crisis, more importance has been attached to the supervision of internal control systems, corporate governance, and market conduct and information disclosure by insurance companies.

The People's Bank of China (PBOC) oversees all anti-money laundering activities in China and has actively been developing rules and guidance, requiring insurance companies to abide by the PRC's main AML law and regulations in connection with capital investment, transfers and set-up of new branches, as well as specifying senior management's responsibilities on AML.

Philippines – Pru Life Insurance Corporation of UK

Pru Life Insurance Corporation of UK is licensed in the Philippines as a life insurance company and is also permitted to offer health, accident and disability insurance.

The Insurance Code of the Philippines, as amended (Insurance Code), gives the power to supervise and regulate the operations and business of insurance companies to the Insurance Commission (IC). The IC is a government agency under the Department of Finance, and is headed by the Insurance Commissioner. IC regulation and supervision seeks, amongst other things, to ensure that adequate insurance protection is available to the public at a fair and reasonable cost and to ensure the financial stability of the insurance industry so that all legitimate claims of the insured public are met promptly and equitably, and to safeguard the rights and interests of the insured.

The implementation of AML controls for both in the insurance and the banking industries is monitored by the Anti-Money Laundering Council (AMLC) where all covered transactions under the Anti-Money Laundering Act of 2001 (AMLA) are to be reported to AMLC.

Taiwan – PCA Life Assurance Company Limited

PCA Life Assurance Company Limited is licensed to conduct life insurance business in Taiwan.

The Financial Supervisory Commission (FSC) is responsible for regulating the entire financial services industry, including the banking, securities and insurance sectors. The FSC's responsibilities include supervision, examination and investigation. The Insurance Bureau (IB) under the FSC acts as the executive supervisory authority for the FSC and is responsible for the insurance sector, while the Financial Examination Bureau (the FEB) principally carries out examinations and on-site visits of all financial institutions, including insurance companies, generally every two years.

The Anti-Money Laundering Division (AMLD) as part of the Investigation Bureau under the Ministry of Justice is responsible for supervision of AML and counter financing of terrorism (CFT) efforts.

Cambodia – Prudential (Cambodia) Life Assurance Plc

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

Laos – Prudential Life Assurance (Lao) Company Limited

Prudential Life Assurance (Lao) Company Limited received its insurance business operating licence from the Ministry of Finance (MOF) on 5 April 2016 and commenced life insurance operations in the country in May 2016.

Insurance supervision comes under the purview of the MOF. The insurance regulatory framework is based on the Law on Insurance dated 21 December 2011 and the Ministerial Instruction on Implementing the Law on Insurance dated 19 February 2014.

2.    Regulation of investment and funds businesses and other regulated operations

Prudential conducts investment and fund businesses through subsidiaries or joint ventures (JV) in Asia through Eastspring Investments: Hong Kong, Japan, Korea, Taiwan, The People's Republic of China, India, Singapore, Malaysia, Vietnam and Indonesia. Eastspring Investments also has a presence in Luxembourg, the US and the UK. All operations are authorised and licensed by the relevant authorities. Depending on the licensing regime in the respective countries, Eastspring entities are generally authorised to conduct fund/investment management and investment advisory activities for both retail and institutional funds. In addition, two of the JV companies are licensed to provide Trust services to funds.

Key regulators and licences for the Eastspring businesses are as follows:

Indonesia

PT Eastspring Investments Indonesia (Eastspring Indonesia) is licensed as an Asset Management Company. It is regulated and supervised by the OJK and operates under the Law of Indonesian Capital Market and the corresponding regulations issued by OJK.

Singapore

Eastspring Investments (Singapore) Limited (Eastspring Singapore) is regulated by the MAS. The Company holds a Capital Markets Services Licence under the Securities and Futures Act to conduct the following regulated activities: (a) fund management; and (b) dealing in securities. Eastspring Singapore is also an exempt financial adviser under the Financial Advisers Act, Cap 110 (FAA).

Eastspring Singapore also holds other registrations outside of Singapore, including the Registered Investment Adviser with the US SEC and the Renminbi Qualified Foreign Institutional Investors (RQFII) with the China Securities Regulatory Commission in China.

Eastspring Singapore is the appointed fund manager and global distributor of the Luxembourg SICAV funds. As such, UCITS and MiFID II are both relevant.

Hong Kong

Eastspring Investments (Hong Kong) Limited (Eastspring HK) is licensed with the Hong Kong Securities and Futures Commission (HKSFC) and authorised to deal in and advise on securities and undertake asset management activities in Hong Kong. It also holds a QFII license issued by the China Securities Regulatory Commission (CSRC) and the State Administration of Foreign Exchange (SAFE). The company is also registered with the Korea Financial Supervisory Service (KFFS) as an offshore investment advisor for investment advisory business and investment discretionary management business.

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

Vietnam

Eastspring Investments Fund Management Company (Eastspring Vietnam) is regulated by the State Securities Commission of Vietnam. Eastspring Vietnam is licensed to engage in investment management business and investment advisory business under the Securities Law.

India

ICICI Prudential Asset Management Company Limited is licensed to act as the Portfolio Manager under the Securities and Exchange Board of India (SEBI) (Portfolio Managers) Regulations, 1993. It is acting as an Investment Manager of the schemes of ICICI Prudential Mutual Fund, ICIC Prudential Venture Capital Fund and Alternative Investment Funds which are registered with the SEBI.

South Korea

Eastspring Asset Management Korea Co. Ltd. (Eastspring Korea) is regulated by the Financial Supervisory Committee (FSC) and the Financial Supervisory Services (FSS).

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

A new investment management wholly-foreign owned enterprise (IM WFOE), Eastspring Investment Management (Shanghai) Company Limited was been established in China in March 2018 and completed its registration with Asset Management Association of China (AMAC) as a Private Fund Manager in October 2018. The Company will manage and distribute private funds to qualified clients in China.

A subsidiary of the IM WFOE, Eastspring Overseas Investment Fund Management (Shanghai) Company Limited1, to operate under the Qualified Domestic Limited Partnership (QDLP) regime was established on 25 October 2018. This subsidiary will invest in offshore securities under a quota regime, subject to the approval of a QDLP quota from the Shanghai Financial Office and registration with AMAC and SAFE.

Japan

Eastspring Investments Limited (Eastspring Japan) is registered with the Kanto Local Finance Bureau which is under the Financial Services Agency (JFSA) to engage in (a) type II financial instruments business, (b) investment management business, (c) investment advisory & agency business under the Financial Instruments and Exchange Act (FIEA). Eastspring Japan is regulated and supervised by the JFSA for its day-to-day operations, including filing/ reporting.

Luxembourg

Eastspring Investments (Luxembourg) S.A. (Eastspring Lux), was incorporated on 20 December 2012 under the laws of the Grand Duchy of Luxembourg and is regulated by Chapter 15 of the law of 17 December 2010 on undertakings for collective investment. Since September 30, 2013 Eastspring Lux is operating a branch in the UK, as authorised by both the Commission de Surveillance du Secteur Financier (the CSSF) and the Financial Conduct Authority (the FCA).

United States

Eastspring Investments Incorporated (Eastspring US) is registered with the US SEC as a Registered Investment Adviser under the Investment Advisers Act of 1940 in January 2014.

Taiwan

Eastspring Securities Investment Trust Co. Ltd. (Eastspring Taiwan) is incorporated in Taiwan under the supervision of the Financial Supervisory Commission (FSC). The company holds licenses for launching and selling securities investment trust funds, and discretionary asset management.

Thailand

On 27 September 2018, the Group acquired 65 per cent of TMB Asset Management Co., Ltd. (TMBAM), an asset management company in Thailand, from TMB Bank Public Company Limited. TMBAM's main supervising regulator is the Securities and Exchange Commission of Thailand. TMBAM holds the following licenses which allow TMBAM to undertake mutual, private, and derivatives fund management:

  —
  Mutual fund management license issued on 15 November 1996;
  —
  Private fund management license (provident fund) issued on 20 January 2002;
  —
  Private fund management license (private fund) issued on 20 January 2002; and
  —
  Derivatives fund manager license issued on 7 March 2005.

US supervision and regulation

Overview

Prudential conducts its US insurance activities through Jackson, a life insurance company organised in Michigan and licensed to transact its insurance business in, and subjected to regulation by and supervision of, the District of Columbia, and 49 of the 50 states. Jackson operates a subsidiary, Jackson National Life

Insurance Company of New York, in the state of New York. The extent of regulation varies, but all jurisdictions have laws and regulations governing the financial aspects of insurance companies, including standards of solvency, reserves, reinsurance and capital adequacy and business conduct. In addition, statutes and regulations usually require the licensing of insurers and their agents and the approval of policy forms and related materials. The statutes and regulations of a US insurance company's state of domicile (Michigan and New York, in the case of Jackson and Jackson National) also regulate the investment activities of insurers.

Insurance regulatory authorities in all the jurisdictions in which Jackson does business require it to file detailed quarterly and annual financial statements, and these authorities have the right to examine Jackson's operations and accounts. In addition, Jackson is generally subject to US federal and state laws and regulations that affect the conduct of its business, as well as similar laws and regulations in Canada and the Cayman Islands. New York and Michigan require their state insurance authorities to conduct an examination of an insurer organised in their states at least once every five years. In 2016, both Michigan and New York completed examinations for the three years ended 31 December 2014 with no material findings or issues.

Jackson has historic small books of business in places such as the Cayman Islands, Puerto Rico, Guam and Argentina and the business is being managed in run-off. In addition, Jackson acquired some policies in Canada as a result of its acquisition of Reassure America Life Insurance Company (REALIC) in 2012.

Jackson's ability to pay shareholder dividends is limited under Michigan insurance law. The Director of the Michigan Department of Insurance & Financial Services (the Michigan Director of Insurance) may limit, or not permit, the payment of shareholder dividends if it determines that an insurer's surplus, with regards to policyholders, is not reasonable in relation to its outstanding liabilities and is not adequate to meet its financial needs, as required by Michigan insurance law. Unless otherwise approved by the Michigan Director of Insurance, dividends may only be paid from earned surplus.

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

Jackson's capital and surplus

Michigan insurance law requires Jackson, as a domestic life insurance company, to maintain at least US$7.5 million in unimpaired capital and surplus. In addition, insurance companies are required to have sufficient capital and surplus to be safe, reliable and entitled to public confidence. The Michigan Department of Insurance and Financial Services considers the risk based capital standards developed by the National Association of Insurance Commissioners (NAIC) when making the determination of sufficiency of capital and surplus. The risk-based capital formula considers the risk characteristics of a company, including asset risk, insurance risk, interest rate risk, market risk and business risk.

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

As a Michigan domiciled insurer, Jackson is subject to a prescribed accounting practice which under certain circumstances, allows an insurer to include the 'value of business acquired' in a business acquisition or reinsurance transaction as an admitted asset in excess of the amount allowed under NAIC guidance. At 31 December 2018, Jackson admitted US$237.9 million (£187 million) (31 December 2017: US$ 229.3 million (£170 million on an actual exchange rate basis)) of business acquired in excess of the amount allowed under NAIC guidance.

Jackson has received approval from the Michigan Department of Insurance & Financial Services regarding the use of a permitted accounting practice. This permitted practice allows Jackson to carry certain interest rate swaps at book value as if statutory hedge accounting were in place, instead of at fair value as would have been otherwise required. The permitted practice expires on 31 October 2019, unless extended by the Michigan Director of Insurance. The effects of this permitted practice may not be considered by the company when determining the surplus available for dividends, nor the nature of dividends as ordinary or extraordinary. As at 31 December 2018 the effect of the permitted practice decreased statutory surplus by US$164.7 million

(£129 million) (31 December 2017: US$480.2 million (£355 million on an actual exchange rate basis)), net of tax, respectively. The permitted practice had no impact on statutory net income.

In late 2018, the US National Association of Insurance Commissioners (NAIC) concluded an industry consultation with the aim of reducing the non-economic volatility in the variable annuity statutory balance sheet and enhancing risk management. The NAIC is targeting a January 2020 effective date for the new framework, which will have an impact on Jackson's business. Jackson continues to assess and test the changes. The NAIC also has an on-going review of the C-1 bond factors in the required capital calculation, on which further information is expected to be provided in due course. The Group's preparations to manage the impact of these reforms will continue.

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

Tax legislation and rules

US federal tax legislation and rules, including those relating to the insurance industry or insurance products, can have a significant impact on Prudential's business. Tax legislation and rules, and their interpretation may change, possibly with retrospective effect, and proposals that would affect such changes are debated periodically by the US Congress.

Securities laws

Jackson, certain of its affiliates and certain policies and contracts that Jackson issues are subject to regulation under the US federal securities laws administered by the SEC. The primary intent of these laws and regulations is to protect investors in the securities markets and generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the conduct of business for failure to comply with such laws and regulations and (in the case of broker dealers) to impose capital and related requirements. Jackson may also be subject to similar laws and regulations in the states in which it provides investment advisory services, offers the products described above or conducts other securities-related activities.

Jackson National Asset Management, LLC (JNAM) is registered with the SEC as an investment adviser pursuant to the Investment Advisers Act. The investment companies (mutual funds) for which JNAM serves as an investment adviser are subject to SEC registration and regulation pursuant to the Securities Act of 1933, as amended (the Securities Act), and the Investment Company Act of 1940, as amended (the Investment Company Act). Certain of the mutual funds advised by JNAM underlie variable products offered by Jackson. In addition, each variable annuity and variable life product sponsored by Jackson is subject to SEC registration and regulation pursuant to the Securities Act and the Investment Company Act, and applicable state insurance and securities laws. Each variable annuity and variable life product is funded under a separate account that is registered with the SEC as a unit investment trust.

JNAM is registered as a 'commodity pool operator' with the National Futures Association (NFA) pursuant to Commodity Futures Trade Commission (CFTC) regulations and is acting as a 'commodity pool operator' with respect to the operation of certain of the mutual funds. JNAM and the mutual funds have incurred additional regulatory compliance and reporting expenses as a result, which could reduce investment returns or harm the mutual fund's ability to implement its investment strategy.

Jackson National Life Distributors LLC is registered as a broker-dealer with the SEC pursuant to the Securities Exchange Act, and is registered as a broker-dealer in all applicable states. In addition, Jackson National Life Distributors LLC is a member firm of FINRA and is subject to FINRA's oversight and regulatory requirements.

Prudential also conducts certain of its US institutional investment management activities through PPM America, Inc. (PPM America), which is registered with the SEC as an investment adviser under the Investment Advisers Act. PPM America serves as the investment adviser to Jackson and as the primary US institutional investment adviser for certain Prudential subsidiaries, including The Prudential Assurance Company Limited, among others. PPM America also acts as investment sub-adviser to certain US and foreign advisers affiliated with Prudential primarily for US portfolios of accounts or products sponsored or managed by such affiliates, such as US mutual funds, a UK-based pooled investment vehicle, Japanese investment trusts, funds organised under Luxembourg-based SICAVs, a South Korean investment trust fund, and Taiwanese investment trust funds for which PPM America serves as investment consultant and dealing services agent. PPM America also serves as an investment adviser to other affiliated and unaffiliated institutional clients including private investment funds, a CDO and CLOs. PPM America is currently focussed on establishing an internal distribution function to further extend its investment advisory capabilities to the institutional marketplace with separate account and institutional product offerings. The US mutual funds for which PPM America serves as adviser and sub-adviser are subject to regulation under the Securities Act and the Investment Company Act, and other similar vehicles organised outside of the US are also subject to regulation under applicable local law.

Employee benefit plan compliance

Jackson issues certain types of general account stable value products, such as Guaranteed Investment Contract (GICs) and funding agreements, to employee benefit plans and to investment vehicles that pool the investments of such plans. Many of these plans are retirement plans that are subject to the fiduciary standards of ERISA and that are tax-qualified under the Internal Revenue Code. As such, Jackson may be subject to certain fiduciary and prohibited transaction rules imposed by ERISA and taxes imposed by the Internal Revenue Code if Jackson violates those rules. The DOL and the IRS have interpretive and enforcement authority over the applicable provisions of ERISA and the Internal Revenue Code.

Financial services regulatory and legislative issues

The Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act), which represents a comprehensive overhaul of the financial services industry within the US, was enacted in July 2010. The majority of the Dodd-Frank Act has been met with finalised rules, however, in May 2018, President Trump signed into law S. 2155, the Economic Growth, Regulatory Relief, and Consumer Protection Act. The legislation included reforms of the Dodd-Frank Act predominantly for small and mid-size banks with little to no impact to Jackson or Prudential operations. It is possible that the Dodd Frank Act and/or the rules promulgated pursuant to it will be repealed, reversed, or otherwise limited by the US Congress. Overall, the impact of the Dodd-Frank Act on Jackson and Prudential operations is minimal.

Proposals to change the laws and regulations governing the financial services industry are frequently introduced in the US Congress, in the state legislatures and before the various regulatory agencies. In June 2018, NYSDFS adopted a "best interest" standard for sellers of life insurance and annuity products. The regulations pertain to the recommendation of annuities and life insurance and are effective 1 August 2019 for annuities and six months later for life insurance (1 February 2020). Jackson is currently reviewing the potential impact of NYSDFS rule on its business operations and on its affiliated business including Jackson National Life of New York.

State legislatures and/or state insurance regulatory authorities frequently enact laws and/or regulations that significantly affect insurers supervised by such authorities. Although the US federal government does not directly regulate the insurance business, federal initiatives may also have an impact on the insurance industry. State insurance regulators, the NAIC and other regulatory bodies regularly re-examine existing laws and regulations applicable to insurance companies and their products.

On the US federal regulatory front, the SEC on 18 April 2018 proposed rules, interpretations and guidance (the Proposed Rules) designed to enhance and clarify the standards of care applicable to broker-dealers and to investment advisers when dealing with retail clients. The Proposed Rules provide for standardised and additional disclosure as well as new or clarified standards of care for broker-dealers and investment advisers. The SEC leadership has stated the intent to finalise the Proposed Rules sometime in 2019. Jackson is currently reviewing the potential impact of SEC Proposed Rules on its business.

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

Prudential's non-US affiliates have engaged in transactions with six persons sanctioned by the Office of Foreign Assets Control (OFAC) of the US Department of Treasury. These transactions were entered into in compliance with laws and regulations applicable to the relevant affiliates.

The first individual, designated pursuant to US Executive Order 13224, took out a one-off takaful certificate (a Shariah compliant life policy) with Prudential's Malaysian insurance subsidiary in October 2011 and was discovered in March 2012 through periodic customer screening. Total premiums of RM 7,500 (approximately US$1,794) were received in 2018. The matter was reported to the Malaysian government regulatory authority, the Bank Negara Malaysia Financial Intelligence Unit Currently, the policy is frozen with no top-up, withdrawal or claims permitted, although regular premium payment is still allowed in Malaysian Ringgit. The policy is in force, with no claims submitted or any outward payments made to date.

The second individual, also designated pursuant to US Executive Order 13224, is a beneficiary of three life insurance policies in his wife's name, the first taken out in December 2010 and two others taken out in November 2011 with Prudential's Indonesian insurance subsidiary. The annual premium of the three life insurance policies is IDR 6,000,000 (approximately US$444), IDR 12,000,000 (US$888) and IDR 12,000,000 (US$ 888), respectively. The matter was notified to the Indonesian governmental sanctions authority, the PPATK. All three policies remain in force and annual premiums are being funded by the policies' cash value. As such, there have been no premiums received and there have also been no claims or other outward payments in 2018.

The third individual designated on 24 March 2016 pursuant to US Executive Order 13224, holds an OEIC with Prudential's UK business M&G and was discovered in April 2016 during periodic screening. The investment is frozen and has a value of £4,039 (approximately US$5,209), there have been no outward payments made.

The fourth individual, designated on 26 September 2016 pursuant to US Executive Order 13382 took out three life insurance policies between 2010 and 2013 with Prudential's Hong Kong insurance subsidiary. The matter was discovered during periodic customer screening in December 2016 and due to the nature of the designation the client relationship was also reported to the Hong Kong Joint Financial Intelligence Unit. The annual premium of the three life insurance policies was US$10,309, HKD4,880 (US$625) and HKD11,789 (approximately US$1,510). There have been no premiums received since and there have also been no claims or other outward payments since the OFAC designation. Two of the three policies have lapsed and the remaining policy in force as it can still be funded by the policy's residual cash value.

The fifth individual, designated on 22 August 2017 pursuant to US Executive Order 13722 took out one insurance policy with Prudential's Hong Kong insurance subsidiary in September 2016 with an annual premium of US$12,927. It was discovered in September 2017 during periodic customer screening. The client relationship was reported to the Hong Kong Joint Financial Intelligence Unit. There have been no premiums received and there have also been no claims or other outward payments since policy inception. This policy has subsequently lapsed since 2017.

The sixth case relates to an entity designated on 25 October 2018 pursuant to US Executive Order 13551. This entity holds one "Key Man" insurance policy for the Managing Director with Prudential's Singapore insurance subsidiary, which has been in force since January 1996 and has an annual premium of US$28,666. The case was discovered in November 2018 during customer screening. The client relationship was reported to the Singapore Financial Intelligence Unit. The policy has been tagged in order to assess applicable legal and regulatory prohibitions prior to any outgoing payments. The last premium was received in February 2018 and there have been no further transactions since that time.

As the provisioning of insurance liabilities is undertaken on a portfolio basis, it is not practical to estimate the net profits on the contracts referred to above.

Prudential does not intend to engage in further new business dealings with these individuals.

In the UK, The Prudential Assurance Company Limited operates a pension scheme for employees of the UK branch of government-owned Iranian bank. A total of 98 scheme members are receiving benefits, with 19 deferred members and 79 pensioners. All members are inactive, in that no member contributions are being made.

The scheme is closed to new members. Due to the long-term nature of pension schemes it is not practical to advise the net profit, but the fund value at 31 December 2018 stood at £7,446,242. In return for administering the scheme there are standard charges: an annual fee of £791, plus £12 per member, £65 per quote and a Trustee Accounts charge (£1,990). The annual invoice paid on 18 September 2018 was for £3,912. In addition to this an annual management charge of 1.25 per cent is reflected in the fund value.

The UK sanctions authority, the Office of Financial Sanctions Implementation (OFSI), was previously informed of this arrangement and in 2008 advised Prudential that following an analysis of the deeds, the fund is not owned, held or controlled by the Iranian bank. Previous payments out of the fund were approved by OFSI through a licence.

Additional jurisdictions

The Group has also invested in businesses located in various other markets. The Group has operations in Poland, Ireland, Myanmar, Ghana, Kenya, Uganda, Zambia and Nigeria. These developments and such incremental regulation remain immaterial at present in terms of the overall business of the Group.

GOVERNANCE

Introduction

Good governance encourages decisions to be made in a way that is most likely to promote the success of the Company for the benefit of its members, taking into account the views and interest of the Group's wider stakeholders. Prudential aims to achieve this through a governance framework that supports decision-making, which is continuously updated to meet the Group's business needs, makes room for challenge and encompasses a prudent system of internal controls and processes for identifying, managing and mitigating key risks.

Set out below are some of the key strategic and governance items the Board has considered over 2018.

Demerger

Following the announcement in 2017 of the combination of Prudential's asset manager, M&G, and Prudential UK & Europe to form M&GPrudential, early in 2018 the Board announced the intention to demerge M&GPrudential from the remainder of the Prudential Group. During the year the Board has therefore been focused on the execution of that decision.

In preparation for this major transaction, the Board looked at its ways of working at the end of 2017 through an annual effectiveness review. The feedback from that review was used to ensure that the right environment for critical decision-making continued to be in place, and this has proved very helpful and effective groundwork as the Board was asked to consider a number of demerger-related items through the year.

In relation to the governance of both the Prudential and the M&GPrudential Groups, work has been undertaken to help ensure a smooth transition and ensure that both Groups have boards properly composed to meet their future strategic needs. Most importantly this has included establishing a separate M&GPrudential board and the appointment of the first independent non-executive director, Mike Evans, as chairman of that board. Further information about the demerger is set out in 'Group at a glance' and 'Explanation of performance and other financial measures'.

Culture and values

The Board spent time in 2018 focusing on Prudential's culture, recognising that it is an important contributor to the Group's success and sustainable growth and the Board made further progress on considering how the Group's culture is articulated, communicated, rewarded and recognised.

In light of the upcoming demerger, the Group's culture has taken on extra significance as we navigate through a period of change. It is one of the Board's objectives to ensure that the Group continues to be guided by its values and behaviours and demonstrates ongoing commitment to our stakeholders and to innovation, performance and excellence in execution.

The Board approved changes to its terms of reference in 2018 to make explicit reference to its role in establishing the Group's purpose, values and strategy.

Looking after our stakeholders and wider community initiatives

Prudential recognises that its stakeholders are key to its long-term success. The Group seeks to engage proactively with them, to understand their views and to take these views into account when making decisions.

The Board is cognisant of the emphasis that the new Corporate Governance Code puts on stakeholders more broadly than shareholders. The Board considered this in two separate meetings during the year and is developing mechanisms to ensure stakeholder views, and in particular the employee voice, make their way to Board level in an effective way.

The Chairman's Challenge continues to grow with over 9,000 colleagues having given 49,000 hours to supporting the community in 2018.

Succession planning and Board composition changes

Mr Manduca has served on the Board of Prudential plc since October 2010 and has served as Chairman since July 2012.

The Chairman and the Nomination & Governance Committee agree that it is important that leadership of the Board is refreshed appropriately and that succession planning for the role of the Chairman takes place in an open and transparent way.

The Senior Independent Director, Mr Remnant, has therefore been consulting with major shareholders on the Chairman's tenure extending to May 2021, subject to re-election each year. The Board is mindful of the provisions of the Corporate Governance Code which state that a chair should not remain in post beyond nine years from the date of first appointment to the board, which, in the Chairman's case, would be October 2019. However, given the Group's planned demerger of the M&GPrudential business, and in light of the shareholder support received, and in light of the Group's planned demerger of the M&GPrudential business, the Board has considered and confirmed that it believes it to be in shareholders' best interests for Mr Manduca to continue to serve in the Chair role in order to oversee the Board during this time of change and ensure that the Prudential Group is strongly established in its post-demerger state. The Chairman is fully committed to this challenge. Further details of the agreed timeframe for the Chairman's departure and plans for identifying and appointing a successor are set out in the Nomination & Governance Committee report below. The Committee's report includes a description of the Group's approach to succession planning more widely.

Lord Turner has announced that he will retire from the Board at the 2019 Annual General Meeting. The Board thanks him for his significant contribution over the last three and a half years, as a Non-executive Director and member of the Risk Committee.

The Board has also looked at its composition as part of the progress towards demerger. As Chief Executive of M&GPrudential, Mr Foley will naturally stand down from the Board as part of the demerger transition. Having taken into account the changed shape of the Prudential Group post-demerger and the reduced number of business units, the Board has taken a decision that the roles of Chief Executive Prudential Corporation Asia and Chief Executive Officer of Jackson Holdings LLC will no longer be Executive Director roles on the Board, although will continue to serve on the Group Executive Committee. As announced to the market on 28 February 2019 all of these Board changes will take effect from the conclusion of the Company's 2019 Annual General Meeting. The Board thanks Mr Foley, Mr Nicandrou and Mr Falcon for their service.

The Board also thanks Ms Richards and Mr Stowe, as Executive Directors having stepped down during 2018, for their valuable contributions to the Board and to the Group during the year.

Board of Directors

The Prudential Board consists of 16 directors as at 21 March 2019.

Set forth below are the names, ages, positions, business experience and principal business activities performed by the current Directors, as well as the dates of their initial appointment to the Prudential Board. This includes those Directors who joined the Board up to the date of filing. Ages are given at 21 March 2019.

Paul Manduca
Chairman
 Appointment: October 2010
 Age: 67
 Committee: Nomination & Governance (Chair)
 Relevant skills and experience
Paul will continue to draw on his extensive experience in leadership roles and his knowledge of the Group's core businesses, international markets and industry sectors, and his technical knowledge, to provide effective leadership during a period of change for the Group.

Paul has held a number of senior leadership roles. Notable appointments include serving as chairman of the Association of Investment Companies (1991 to 1993), acting as founding CEO of Threadneedle Asset Management Limited (1994 to 1999), global CEO of Rothschild Asset Management (1999 to 2002), directorships of Eagle Star and Allied Dunbar, holding the offices of European CEO of Deutsche Asset Management (2002 to 2005), chairman of Bridgewell Group plc and a director of Henderson Smaller Companies Investment Trust plc.

Other previous appointments include the chairmanship of Aon UK Limited and JPM European Smaller Companies Investment Trust Plc. From September 2005 until March 2011, Paul was a non-executive director of Wm Morrison Supermarkets Plc, including as senior independent director, audit committee chairman and remuneration committee chairman. He was a non-executive director and audit committee chairman of

KazMunaiGas Exploration & Production until the end of September 2012 and chairman of Henderson Diversified Income Limited until July 2017.

Paul initially joined the Board in October 2010 as the Senior Independent Director and member of the Audit and Remuneration Committees, roles he held until his appointment as Chairman in July 2012. On becoming Chairman, Paul was also appointed Chair of the Nomination & Governance Committee, having been a member of the Committee since January 2011.

Other appointments

  —
  RateSetter (Retail Money Market Limited) (chairman)
  —
  Templeton Emerging Markets Investment Trust (TEMIT) (chairman)
  —
  Securities Institute
  —
  TheCityUK Advisory Council (chairman)

Michael Wells
Group Chief Executive
 Appointment: January 2011
 Age: 58
 Relevant skills and experience
Mike continues to develop the operational management of the Group on behalf of the Board, implementing Board decisions and leading the Executive Directors and senior executives in the management of all aspects of the day-to-day business of the Group.

Mike has more than three decades' experience in insurance and retirement services, having started his career at the US brokerage house Dean Witter, before going on to become a managing director at Smith Barney Shearson.

Mike joined the Prudential Group in 1995 and became Chief Operating Officer and Vice Chairman of Jackson in 2003. In 2011, he was appointed President and Chief Executive Officer of Jackson, and joined the Board of Prudential.

During his leadership of Jackson, Mike was responsible for the development of Jackson's market-leading range of retirement solutions. He was also part of the Jackson teams that purchased and successfully integrated a savings institute and two life companies.

Mike joined the Board in 2011 and was appointed Group Chief Executive in June 2015.

Other appointments

  —
  International Advisory Panel of the Monetary Authority of Singapore
  —
  San Diego University Advisory Board

Executive Directors
Mark FitzPatrick CA
Chief Financial Officer
 Appointment: July 2017
 Age: 50
 Relevant skills and experience
Mark has a strong background across financial services, insurance and investment management, encompassing wide geographical experience relevant to the Group's key markets.

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

Mark joined the Board as an Executive Director and Chief Financial Officer in July 2017.

James Turner FCA
Group Chief Risk Officer
 Appointment: March 2018
 Age: 49
 Relevant skills and experience
Having held senior positions at Prudential for a number of years, James has a wide-ranging understanding of the business and draws on previous experience across internal audit, finance and compliance as well as technical knowledge, relevant to his role.

James has led internal audit teams in UBS in both the UK and Switzerland. Prior to joining Prudential, James was the deputy head of compliance for Barclays plc. He also held a number of senior internal audit roles across the Barclays group, leading teams that covered the UK, the US, Western Europe, Africa and Asia retail and commercial banking activities.

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

James joined the Board as an Executive Director and Group Chief Risk Officer in March 2018.

Other appointments

  —
  West Bromwich Building Society (non-executive director)

Michael Falcon
Chief Executive Officer of Jackson Holdings LLC
 Appointment: January 2019
 Age: 56
 Relevant skills and experience
Michael has extensive experience in senior positions across a range of financial services institutions in the US and Asia.

Michael holds a degree in Finance from Indiana University and began his career in commercial and investment banking at Chase Manhattan Bank in 1985. Between 1989 and 2000, Michael worked at Sara Lee Corporation (now Hanesbrands, Inc) in a variety of senior financial, strategic and general management roles, based in Chicago, Paris and Winston-Salem, North Carolina.

Between 2000 and 2008 Michael worked at Merrill Lynch, serving as head of the retirement group and other roles, including head of strategy and finance for the US Private Client business. Michael later served as a consultant and strategic adviser to companies in the retirement, equity awards, wealth management and asset management industries until joining J.P. Morgan Asset Management in 2010. Michael has served as a trustee and executive committee member of EBRI (the Employee Benefit Research Institute) and was founding chairman of the Advisory Board of EBRI's Center for Retirement Income Research between 2011 and 2014.

Before joining Prudential, Michael was based in Hong Kong as chief executive officer of Asia Pacific for J.P. Morgan Asset Management, a role he held since 2015, and was head of Asia Pacific funds from 2014. He joined J.P. Morgan Asset Management in New York as head of retirement in 2010, responsible for investment management and plan service businesses in the defined contribution, individual retirement and taxable savings market.

Michael joined the Board in January 2019 as an Executive Director, succeeding Barry Stowe, and holds the title of Chief Executive Officer of Jackson Holdings LLC (Jackson), which includes Jackson's US subsidiaries and affiliates (formerly the North American Business Unit).

John Foley
Chief Executive of M&GPrudential
 Appointment: January 2016
 Age: 62
 Relevant skills and experience
John has wide-ranging experience of different senior roles in financial services, both at Prudential and in his earlier career, making him well placed to lead M&GPrudential and deliver on its long-term strategic aims.

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

In 2017, John's role was expanded from Chief Executive of Prudential UK & Europe to Chief Executive of M&GPrudential, the Group's combined UK asset management and savings and retirement solutions business. In 2018 he took on the additional responsibility of acting as Chief Executive of the key regulated entities of M&G and Prudential UK.

Nicolaos Nicandrou ACA
Chief Executive of Prudential Corporation Asia
 Appointment: October 2009
 Age: 53
 Relevant skills and experience
Nic has a finance background and having built up deep knowledge of the Group, moved to the position of Chief Executive of Prudential Corporation Asia in July 2017. Nic is responsible for Prudential Corporation Asia's life insurance and asset management business across 14 markets in the region.

Nic started his career at PricewaterhouseCoopers (PwC). Before joining Prudential, he worked at Aviva, where he held a number of senior finance roles, including Norwich Union Life finance director and board member, Aviva group financial control director, Aviva group financial management and reporting director and CGNU group financial reporting director.

Nic joined the Board in October 2009 as an Executive Director and Chief Financial Officer.

Other appointments

  —
  CITIC-Prudential Life Insurance Company Limited (chairman) (a Prudential plc joint venture)

Non-executive Directors

The Hon. Philip Remnant CBE FCA
Senior Independent Director
 Appointment: January 2013
 Age: 64
 Committees: Audit, Nomination & Governance, Remuneration
 Relevant skills and experience
Philip contributes experience across a number of sectors and in particular listed company experience and the financial services industry, including asset management, in the UK and Europe.

Philip was a senior advisor at Credit Suisse and a vice chairman of Credit Suisse First Boston (CSFB) Europe and head of the UK Investment Banking Department. He was twice seconded to the role of director general of the Takeover Panel. Philip also served on the board of Northern Rock plc and as chairman of the Shareholder Executive. Until July 2018, he also served on the board of UK Financial Investments Limited.

Philip joined the Board in January 2013 as a Non-executive Director, as Senior Independent Director and as a member of each of the Audit Committee, the Remuneration Committee and the Nomination & Governance Committee. He also chaired the M&G Group Limited board from April 2016 until October 2018.

Other appointments

  —
  Severn Trent plc
  —
  City of London Investment Trust (chairman)
  —
  Takeover Panel (deputy chairman)

Sir Howard Davies
Appointment: October 2010
 Age: 68
 Committees: Audit, Nomination & Governance, Risk (Chair)
 Relevant skills and experience
Sir Howard has a wealth of experience in the financial services industry, across the Civil Service, consultancy, asset management, regulatory and academia. He also contributes his detailed knowledge of the Group's key international markets including the UK, Europe, North America and Asia as well as international regulatory experience.

Sir Howard was previously chairman of the Phoenix Group and an independent director of Morgan Stanley Inc.

Sir Howard joined the Board in October 2010 as a Non-executive Director and Chair of the Risk Committee. He joined the Audit Committee in November 2010 and the Nomination & Governance Committee in July 2012.

Other appointments

  —
  Royal Bank of Scotland (chairman)
  —
  China Banking Regulatory Commission international advisory board
  —
  China Securities Regulatory Commission international advisory board (chairman)
  —
  Institut d'Études Politiques (Sciences Po)
  —
  Millennium LLC regulatory advisory board

David Law ACA
Appointment: September 2015
 Age: 58
 Committees: Audit (Chair), Nomination & Governance, Risk
 Relevant skills and experience
David has experience across the Group's key international markets including the UK, Europe, North America and Asia, and across a number of industry sectors. He contributes extensive technical knowledge of audit, accounting and financial reporting essential to his role as Chair of the Audit Committee.

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

Other appointments (Until July 2019)

  —
  L&F Holdings Limited (CEO) and its subsidiaries (the professional indemnity captive insurance group that serves the PwC network and its member firms)

Kaikhushru Nargolwala FCA
Appointment: January 2012
 Age: 68
 Committees: Remuneration, Risk
 Relevant skills and experience
Kai has experience across some of the Group's key international markets, particularly Hong Kong and the wider Asian market. In addition to his experience with listed groups, he contributes knowledge of the financial services sector.

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

Other appointments

  —
  Prudential Corporation Asia Limited (Prudential plc subsidiary) (chairman)
  —
  Clifford Capital Pte. Ltd (chair)
  —
  Credit Suisse Group AG
  —
  Duke-NUS Medical School (chairman)
  —
  PSA International Pte Ltd

Anthony Nightingale CMG SBS JP
Appointment: June 2013
 Age: 71
 Committees: Nomination & Governance, Remuneration (Chair)
 Relevant skills and experience
Anthony has long executive experience of listed companies and, in particular, extensive knowledge of Asian markets.

Anthony spent his career in Asia, where he joined the Jardine Matheson Group in 1969, holding a number of senior positions before joining the board of Jardine Matheson Holdings in 1994. He was managing director of the Jardine Matheson Group from 2006 to 2012. His position on the Hong Kong-APEC trade policy study group ended in 2018 and he resigned as a member of the UK-ASEAN Business Council in 2019.

Anthony joined the Board in June 2013 as a Non-executive Director and member of the Remuneration Committee. He became Chair of the Remuneration Committee and a member of the Nomination & Governance Committee in May 2015.

Other appointments

  —
  Jardine Matheson Holdings (and other Jardine Matheson group companies)
  —
  Schindler Holding Limited
  —
  Shui On Land Limited
  —
  Vitasoy International Holdings Limited
  —
  The Innovation and Strategic Development Council in Hong Kong
  —
  The APEC Vision Group

Alice Schroeder
Appointment: June 2013
 Age: 62
 Committees: Audit, Risk
 Relevant skills and experience
Alice has experience across the insurance, asset management, technology and financial services industries in the US.

Alice began her career as a qualified accountant at Ernst & Young. She joined the Financial Accounting Standards Board as a manager in 1991, overseeing the issuance of several significant insurance accounting standards.

From 1993, she led teams of analysts specialising in property-casualty insurance as a managing director at CIBS Oppenheimer, PaineWebber (now UBS) and Morgan Stanley. Alice was also an independent board member of the Cetera Financial Group and held the office of CEO and chair of Showfer Media LLC (formerly WebTuner). She was also a director of Bank of America Merrill Lynch International until December 2018.

Alice joined the Board in June 2013 as a Non-executive Director and member of the Audit Committee. She became a member of the Risk Committee in March 2018.

Other appointments

  —
  Quorum Health Corporation
  —
  Natus Medical Incorporated

Lord Turner FRS
Appointment: September 2015
 Age: 63
 Committees: Audit, Risk
 Relevant skills and experience
Lord Turner has extensive knowledge and experience of the UK regulatory regime.

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

Other appointments

  —
  Chubb Europe (chairman)
  —
  Energy Transition Commission (chairman)
  —
  Envision Limited (advisory board)
  —
  House of Lords crossbench member (from 2005)
  —
  Senior Fellow of the Institute for New Economic Thinking
  —
  London School of Economics and Cass Business School (visiting professor)
  —
  OakNorth Bank (advisor)

Thomas Watjen
Appointment: July 2017
 Age: 64
 Committees: Remuneration, Risk
 Relevant skills and experience
Tom has experience across the insurance, asset management and financial services industries as well as experience with listed companies in the UK and the US.

Tom started his career at Aetna Life and Casualty before joining Conning & Company, an investment and asset management provider, where he became a partner in the consulting and private capital areas. He joined Morgan Stanley in 1987, and became a managing director in its insurance practice.

In 1994 he was appointed executive vice president and chief financial officer of Provident Companies Inc.

He was a key member of the team associated with Provident's merger with Unum in 1999 and was appointed president and chief executive officer of the renamed Unum Group in 2003, a role he held until May 2017.

Tom joined the Board in July 2017 as a Non-executive Director and member of the Remuneration Committee. He became a member of the Risk Committee in November 2018.

Other appointments

  —
  SunTrust Banks, Inc

Fields Wicker-Miurin OBE
Appointment: September 2018
 Age: 60
 Committee: Remuneration
 Relevant skills and experience
Fields has extensive international boardroom experience, combining knowledge of the Group's key geographic markets with experience across the global financial services industry.

Fields started her career at Philadelphia National Bank in 1982 before joining Strategic Planning Associates (now Oliver Wyman) as a senior partner in 1989. She became chief financial officer and director of strategy at the London Stock Exchange in 1994, leader of the global markets practice of AT Kearney in 1998 and managing director of Vesta Capital Advisors in 2000. She was appointed to Nasdaq's Technology Advisory

Council in 2000 and was a member of the panel of experts advising the European Parliament on financial markets harmonisation for four years from 2002. She became a non-executive director and chair of the audit committee of Savills plc in 2002 and a non-executive director and chair of the investment committee of the Royal London Group in 2003.

Fields joined the Board in September 2018 as a Non-executive Director and member of the Remuneration Committee.

Other appointments

  —
  BNP Paribas
  —
  SCOR SE
  —
  Department for Digital, Culture, Media & Sport
  —
  Leaders' Quest (Partner)

Board changes

Non-executive Directors

Mrs Wicker-Miurin was appointed as a Non-executive Director and a member of the Remuneration Committee with effect from 3 September 2018.

Ms Schroeder joined the Risk Committee with effect from 1 March 2018.

Mr Watjen joined the Risk Committee with effect from 1 November 2018.

As announced on 28 February, Lord Turner will step down from the Board with effect from the conclusion of the 2019 Annual General Meeting.

Executive Directors

Mr Turner joined the Board as an Executive Director and Group Chief Risk Officer with effect from 1 March 2018.

Ms Richards stepped down as Chief Executive of M&G and as Executive Director of the Company with effect from 10 August 2018.

Mr Stowe stepped down as Chairman and Chief Executive Officer of Prudential's North American Business Unit and as an Executive Director of the Company with effect from 31 December 2018. He was succeeded by Michael Falcon who joined the Board from 7 January 2019 and holds the title of Chief Executive Officer of Jackson Holdings LLC.

Mr Falcon will step down as an Executive Director of the Board at the conclusion of the 2019 Annual General Meeting, as will Mr Foley and Mr Nicandrou. These changes are being made as part of our progress towards demerger and are more fully described above. Each of Mr Falcon, Mr Foley and Mr Nicandrou will maintain their roles as chief executives of their respective business units and members of the Group Executive Committee.

Board Practices

How we operate

Our governance framework

The Group has established a governance framework for the business which is designed to promote appropriate behaviours across the Group.

The governance framework includes the key mechanisms through which the Group sets strategy, plans its objectives, monitors performance, considers risk management, holds business units to account for delivering on business plans and arranges governance.

The Group Governance Manual (the Manual) sets out the policies and procedures under which the Group operates, taking into account statutory, regulatory and other relevant matters.

Business units manage and report compliance with the Group-wide mandatory requirements and standards set out in the Manual through annual attestations. This includes compliance with our risk management framework.

The content of the Manual is reviewed regularly, reflecting the developing nature of both the Group and the markets in which it operates, with significant changes on key policies reported to the relevant Board Committee.

Material Subsidiary governance

Prudential has appointed independent non-executive directors to the boards of its four Material Subsidiary entities within the Group: Jackson National Life Insurance Company, M&G Group Limited, Prudential Corporation Asia Limited and The Prudential Assurance Company Limited. Each Material Subsidiary has a board of directors led by an independent chair and an audit committee and risk committee, composed entirely of independent non-executives.

Dialogue between the Group Chair, Group Risk Committee Chair and Group Audit Committee Chair and their counterparts in the Material Subsidiaries provides an effective information flow. Over the course of 2018 and early 2019, the Board of M&GPrudential has been developed by its independent Chairman, Mr Mike Evans. Mr Evans and the Group Chair have maintained dialogue throughout.

An evaluation of the board, audit and risk committees of each Material Subsidiary was carried out in respect of 2018 which concluded that each of those boards and committees operated effectively during the year. An assessment of whether each business unit audit and risk committee has fulfilled their mandates is conducted annually and the results reported to the Group Audit Committee and Group Risk Committee.

The Nomination & Governance Committee is responsible for oversight of governance arrangements for the Material Subsidiaries. This and other activities of the Nomination & Governance Committee during 2018 are described below.

As part of the Group's focus on corporate responsibility, the boards of each of our Material Subsidiaries considers updates on corporate responsibility activities and spend in their communities on an annual basis. This has created a layer of independent scrutiny to help ensure those boards are close to the community and charitable activities of their businesses.

Regulatory environment

Until the demerger is completed, the Prudential Regulation Authority (PRA) will continue to be the Group-wide supervisor of Prudential. The PRA will be the Group-wide supervisor of M&GPrudential following the demerger. After the demerger, Prudential's individual insurance and asset management businesses will continue to be supervised at a local entity level and local statutory capital requirements will continue to apply. The Supervisory College, made up of the authorities overseeing the principal regulated activities in jurisdictions where the future Prudential Group will operate, has made a collective decision that Hong Kong's Insurance Authority (IA) should become the new Group-wide supervisor for Prudential plc.

Interactions with our regulators shape our governance framework and the Chairman and Group Chief Executive play a leading role in representing the Group to regulators and ensuring our dialogue with them is constructive.

Stakeholder engagement

The Board has identified the Group's key stakeholders as including customers, investors, employees, regulators, civil society, the media and suppliers.

During the year, the Board considered workforce engagement activities in light of the provisions of the revised UK Code published in July 2018. In 2019 the Group will be putting in place procedures to help ensure that workforce practices and policies are consistent with the Group's values and support its long-term sustainable success and that the workforce voice is understood at Board level.

As a major institutional investor, the Board recognises the importance of maintaining an appropriate level of two-way communication with shareholders.

A full programme of engagement with shareholders, potential investors and analysts, in the UK and overseas, is conducted each year by the Group Chief Executive and the Chief Financial Officer, led by the Investor Relations team. A conference for investors and analysts is held on a regular basis, including in-depth business presentations and opportunities for attendees to meet with members of the Board and senior executives and an opportunity for the executive team to communicate progress and strategy outside of the financial reporting cycle. The most recent event was held in November 2018 and feedback was provided to the Board in November and December 2018.

The Group Chief Executive, Chief Financial Officer and Investor Relations team also attend major financial services conferences to present to, and meet with, the Company's shareholders.

In 2018, as part of the investor relations programme, over 370 meetings were held with more than 300 individual institutional investors in London, continental Europe, the USA and Asia.

The Company holds an ongoing programme of regular contact with major shareholders, conducted by the Chairman, to discuss their views on the Company's governance. The Senior Independent Director offers meetings to major shareholders as needed and this year carried out a consultation specifically on the Chairman's tenure. Engagement with institutional investors on the Directors' Remuneration Policy and implementation is led by the Remuneration Committee Chair on an annual basis. Other Non-executive Directors are available to meet with major shareholders on request.

Shareholder feedback and key issues from these meetings is communicated to the Board. Details of when feedback was discussed by the Board in 2018 can be found in the table describing how the Board spent its time.

The Annual General Meeting is an opportunity for further shareholder engagement, for the Chairman to explain the Company's progress and, along with other members of the Board, to answer any questions. All Directors then in office attended the 2018 Annual General Meeting.

Operation of the Board

How the Board leads the Group

The Group is headed by a Board led by the Chairman.

The Board is currently made up of 16 Directors, of which a majority, excluding the Chairman, are independent Non-executive Directors. Biographical details of each of the Directors can be found above and further details of the roles of the Chairman, Group Chief Executive, Senior Independent Director, Committee Chairs and the Non-executive Directors can be found below.

The Board is collectively responsible to shareholders for the long-term sustainable success of the business through:

  •
  Approving the Group's long-term strategic objectives, annual budgets and business plans, as recommended by the Group Chief Executive and any material changes to them;
  •
  Monitoring the implementation of strategic objectives, annual budgets and business plans;
  •
  Establishing the Company's purpose, values and strategy and satisfying itself that these are aligned with the Group's culture; and
  •
  Assessing and monitoring culture, including alignment with policy, practices, behaviours and risk appetite.

Specific matters are reserved for decision by the Board, including:

  •
  Approving dividend policy and determination of dividends;
  •
  Approval of strategic projects;
  •
  Approval of the three-year business and financial plan;
  •
  Approval of the Group's full and half-yearly results announcements and any other periodic financial reporting;
  •
  Responsibility for an effective system of internal control and risk management;
  •
  Overseeing the Group's corporate social responsibility programmes; and
  •
  Ensuring effective engagement with, and encouraging participation from, key stakeholder groups.

Key areas of focus – how the Board spent its time

The Board held 10 meetings during 2018. In addition to those meetings set out in the table below, the Board held a separate two-day strategy event in June and two Board workshops focused on the demerger.

In addition to meetings, the Board receives a monthly update report from management.

	Mar[1]	Apr	May	Jun	Jul	Aug	Sep	Oct	Dec

Strategy and implementation
Approval and review of strategic priorities	•
Strategic priorities monitoring			•		•		•		•
Approval of three-year operating plan									•
Strategic projects[2]	•	•	•	•	•	•	•	•	•
Group Chief Executive's report	•	•	•	•	•		•	•	•
Report from Committee Chairs
Audit	•		•		•	•		•	•
Nomination & Governance	•			•				•
Remuneration	•	•		•			•		•
Risk	•		•		•			•	•
Financial reporting and dividends
Chief Financial Officer's performance report	•	•	•	•	•		•	•	•
Full year	•
Half year					•	•
Group Solvency II reporting			•
Business unit Chief Executive updates
Prudential Corporation Asia	•	•	•	•	•		•	•	•
Jackson	•	•	•	•	•		•	•	•
M&GPrudential	•	•	•	•	•		•	•	•
Risk, regulatory and compliance
Regulatory and compliance updates	•		•		•		•	•	•
Chief Risk Officer's report	•		•	•	•		•	•	•
Government relations	•		•		•		•	•	•
Relations with regulators	•		•	•	•		•	•	•
Governance and stakeholders
Governance updates	•	•	•	•	•		•	•	•
Board evaluation and actions tracking	•						•
Succession planning	•	•	•	•	•		•		•
Corporate responsibility reporting and ESG		•						•	•
Diversity and inclusion					•				•
Talent review									•
Non-executive Directors' fees				•
Investor updates including feedback on investor meetings	•	•	•	•	•		•	•	•

Notes

1
The Board held two meetings in March 2018.
2
Strategic projects considered during the year included the demerger of M&GPrudential, announced in March, the acquisition of TMB Asset Management Co., Ltd. in Thailand, announced in July, and the renewal of the bancassurance alliance with United Overseas Bank Limited, announced in January 2019, as well as other confidential matters.

Board and Committee meeting attendance throughout 2018

Individual Directors' attendance at meetings throughout the year is set out in the table below.

	Board	Audit Committee	Nomination & Governance Committee	Remuneration Committee	Risk Committee	Joint Audit and Risk Committee	General Meeting

Number of meetings held	10	9	3	5	5	1	1

Chairman
Paul Manduca	10	–	3	–	–	–	1
Executive Directors
Mike Wells	10	–	–	–	–	–	1
Mark FitzPatrick	10	–	–	–	–	–	1
James Turner	10	–	–	–	–	–	1
John Foley	10	–	–	–	–	–	1
Nic Nicandrou	10	–	–	–	–	–	1
Anne Richards[1]	7/7	–	–	–	–	–	1
Barry Stowe[2]	9/10	–	–	–	–	–	1
Non-executive Directors
Philip Remnant	10	9	3	5	–	1	1
Howard Davies	10	9	3	–	5	1	1
David Law	10	9	3	–	5	1	1
Kai Nargolwala	10	–	–	5	5	1	1
Anthony Nightingale	10	–	3	5	–	–	1
Alice Schroeder[3]	10	9	–	–	4/4	1	1
Lord Turner	10	9	–	–	5	1	1
Tom Watjen[4]	10	–	–	5	1/1	–	1
Fields Wicker-Miurin[5]	3/3	–	–	2/2	–	–	–

Notes

1
Ms Richards stepped down from the Board with effect from 10 August 2018.
2
Mr Stowe stepped down from the Board with effect from 31 December 2018.
3
Ms Schroeder was appointed a member of the Risk Committee with effect from 1 March 2018.
4
Mr Watjen was appointed a member of the Risk Committee with effect from 1 November 2018.
5
Mrs Wicker-Miurin was appointed a member of the Board with effect from 3 September 2018.

Board and Committee papers are usually provided one week in advance of a meeting. Where a Director is unable to attend a meeting, his or her views are canvassed in advance by the Chairman of that meeting where possible.

Board effectiveness

Actions during 2018 arising from the 2017 review

At the end of 2017, an externally facilitated review of the Board's effectiveness was carried out by Boardroom Review Limited. During 2018, the action points that had been identified in that review were addressed and the Board received an update on progress against those actions in September 2018 and February 2019.

Set out below are the themes, summary of actions and progress updates:

Theme	Summary of actions	Progress

Creating the right environment for critical decision-making	Spend additional time on site visits Continue to hold Non-executive Director only sessions on an as required basis

•

The agenda of the April 2018 Board meeting held in Singapore was extended to ensure that a range of internal and external stakeholder views on the Group's Asia business was given.

•

During the Board visit to Washington, DC in September 2018, the Jackson Holdings team provided the Board with updates on the US business and with a specific perspective on the US government, its regulatory regime and impact on the Jackson Holdings businesses.

•

The Chairman's current practice of holding regular private Non-executive Director meetings has continued and Non-executive Directors may request additional meetings if needed.

•

The practice of private, members-only meetings is also established separately for the Risk and Audit Committees and has continued in 2018, with ad hoc private meetings being held as required.

Highlighting culture on the agenda	Provide further reports to the Board on culture in 2018 and mature the Group's strategic objective to develop a framework for a measurable, definable culture

•

A report on culture was presented to the Board in October 2018 detailing actions taken and proposed actions up to demerger and beyond.

•

The Risk Committee continues to monitor risk culture across the organisation.

•

The Board has approved amendments to its terms of reference which formalise the Board's role in establishing the Group's purpose, values and strategy and ensuring the alignment of these with Group culture.

Increasing the Board's resilience	Continue to focus on gender and other diversity in all new Board appointments Introduce a skills map to monitor experience and expertise more formally

•

The appointment of Mrs Wicker-Miurin as a Non-executive Director and member of the Remuneration Committee with effect from 3 September 2018, helped to strengthen the Board's range of skills, technical expertise and knowledge.

•

The search for additional Non-executive Directors is ongoing given the Board's desire to continue enhancing its diversity, including gender and geography.

•

The Nomination & Governance Committee continues to utilise a skills map for Non-executive Director succession planning to ensure that gaps in Board experience or knowledge are identified and addressed.

2018 review and actions for 2019

The performance evaluation of the Board and its principal Committees for 2018 was conducted internally at the end of 2018 through a questionnaire. The findings were presented to the Board in February 2019 and an action plan agreed to address areas of focus identified by the evaluation.

The review confirmed that the Board continued to operate effectively during the year and no major areas requiring improvement were highlighted.

Theme	Summarised actions

Board composition and process	• Continuing work on Board succession with a focus on gender and geographic diversity. • Reduction in Board and Committee paper volume.

Risk, capital and audit	• Cyber risk focus for Board agenda for 2019. • Board training on the HK Insurance Authority regulatory regime.

Stakeholders	• Review of stakeholder groups. • Review of workforce voice and its representation at Board level.

People	• Develop diversity and inclusion reporting to the Board. • Ensure overseas and 'home' Boards give scope for Non-executives to meet colleagues below Group Executive Committee level.

Director evaluation

The performance of the Non-executive Directors and the Group Chief Executive during 2018 was evaluated by the Chairman in individual meetings.

Philip Remnant, the Senior Independent Director, led the Non-executive Directors in a performance evaluation of the Chairman. Executive Directors are subject to regular review and the Group Chief Executive individually appraised the performance of each of the Executive Directors as part of the annual Group-wide performance evaluation of all employees.

The outcome of each of these evaluation processes is reported to the Nomination & Governance Committee in February each year in order to inform the Committee's recommendation for Board members to be put forward for re-election by shareholders. Executive Director performance is also reviewed by the Remuneration Committee as part of its deliberations on bonus payments.

Board site visits

Singapore

In Singapore, the Board received deep dive presentations on:

  -
  Eastspring Investments, Prudential Corporation Asia's asset management business;
  -
  The health ecosystem and partnerships that Prudential Corporation Asia is developing, including with healthcare technology and services company, Babylon Health;
  -
  Digitisation and customer acquisition;
  -
  Expanding the Group's presence in China; and
  -
  Financial and performance updates on the Singapore business and Asia more widely.

Washington DC, USA

In Washington, the Board focused on Jackson's initiatives around:

  -
  Customer understanding of variable annuity products;
  -
  Distribution;
  -
  Regulatory modernisation and government interactions; and
  -
  Technology and people.

Directors

Board roles and governance

The terms of reference of the Chairman, Group Chief Executive and Senior independent Director were updated in December 2018 to reflect the 2018 UK Code and the Board also considered the Board Effectiveness Guidance issued by the Financial Reporting Council (FRC) as to how these roles ought to be implemented.

Chairman – Paul Manduca

The Chairman is responsible for the leadership and governance of the Board, ensuring its smooth and effective running in discharging its responsibilities to the Group's stakeholders and managing Board business.

Managing Board business

-

Responsible for setting the Board agenda, ensuring the right issues are brought to the Board's attention through collaboration with the Group Chief Executive and the Group General Counsel and Company Secretary

-

Facilitating open, honest and constructive debate among Directors. When chairing meetings, ensuring there is sufficient time to consider all topics, all views are heard and all Board members, and in particular Non-executive Directors, have an opportunity to constructively challenge management

-

Meeting with Non-executive Directors throughout the year. In 2018, the Chairman met with Non-executive Directors without Executive Directors being present on four occasions

-

Ensuring information brought to the Board is accurate, clear, timely and contains sufficient analysis appropriate to the scale and nature of the decisions to be made

-

Promoting effective reporting of Board Committee business at Board meetings through regular Committee Chair updates

Membership and composition of the Board

-

Leading the Nomination & Governance Committee in succession planning and the identification of potential candidates, having regard to the skills and experience the Board needs to fulfil its strategy, and making recommendations to the Board

-

Considering the development needs of the Directors so that Directors continually update their skills and knowledge required to fulfil their duties, including the provision of a comprehensive induction for new Directors

-

Maintaining an effective dialogue with the Non-executive Directors to encourage engagement and maximise their contributions

Governance

-

Leading the Board's determination of appropriate corporate governance and business values, including ethos, values and culture at Board level and throughout the Group

-

Working with the Group General Counsel and Company Secretary to ensure continued good governance

-

Acting as key contact for independent chairs of Material Subsidiaries

-

Meeting with the independent chairs of the Group's Material Subsidiaries on a regular basis and reporting to the Board on the outcome of those meetings

Relationship with the Group Chief Executive

-

Discussing broad strategic plans with the Group Chief Executive prior to submission to the Board

-

Ensuring the Board is aware of the necessary resources to achieve the strategic plan

-

Providing support and advice to the Group Chief Executive

Relations with shareholders and other stakeholders

-

Representing the Board externally at business, political and community level. Presenting the Group's views and positions as determined by the Board

-

Playing a major role in the Group's engagement with regulators

-

Balancing the interests of different categories of stakeholders, preserving an independent view and ensuring effective communication

-

Engaging in a programme of meetings with key shareholders throughout the year and reporting to the Board on the issues raised at those meetings

External positions

-

Approving Directors' external appointments prior to them being accepted, taking into account the required time commitment and escalating consideration of conflicts of interests to the Nomination & Governance Committee as needed

Group Chief Executive – Mike Wells	Senior Independent Director – Philip Remnant

The Group Chief Executive leads the Executive Directors and senior executives and is responsible for the operational management of the Group on behalf of the Board on a day-to-day basis:	The Senior Independent Director acts as an alternative conduit to the Board for shareholder concerns and leads the evaluation of the Chairman:

-

Responsible for the implementation of Board decisions

-

Establishes processes to ensure operations are compliant with regulatory requirements

-

Sets policies, provides day-to-day leadership and makes decisions on matters affecting the operation, performance and strategy of the Group, seeking Board approval for matters reserved to the Board

-

Supported by the Group Executive Committee which he chairs and which receives reports on performance and implementation of strategy for each business unit and discusses major projects and other activities related to the attainment of strategy

-

Chairs the Chief Executive's Committee meetings which are held weekly to review matters requiring approval under the Group's framework of delegated authorities

-

Keeps in regular contact with the Chairman and briefs him on key issues

-

Meets with key regulators worldwide

-

Leads on day-to-day effective stakeholder engagement

-

Acts as a sounding board for the Chairman, providing support in the delivery of the Chairman's objectives

-

Leads the Non-executive Directors in conducting the Chairman's annual evaluation

-

Holds meetings with Non-executive Directors without management being present, typically at least once a year to evaluate the performance of the Chairman

-

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

-

Responsible for the leadership and governance of their Committee

-

Sets the agenda for Committee meetings

-

Reports to the Board on the activities of each Committee meeting and the business considered, including, where appropriate, seeking Board approval for actions in accordance with the Committees' terms of reference

-

Works with the Group General Counsel and Company Secretary to ensure the continued good governance of each Committee during the year

-

In addition to Committee duties, the Chairs of the Audit and Risk Committees act as key contact points for the independent chairs of the audit and risk committees of the Material Subsidiaries experience which can be applied to attain the strategic aims of the Group through:

-

Constructive and effective challenge

-

Providing strategic guidance and offering specialist advice

-

Scrutinising and holding to account the performance of management in meeting agreed goals and objectives

-

Serving on at least one of the Board's principal Committees

-

Engaging with Executive Directors and other senior management at Board and Committee meetings as well as at site visits, training sessions and on an informal basis

-

Taking part in one-to-one meetings with the Group Strategy team and participation in the annual Strategy Away Day

The Board has established four principal Committees whose functions are summarised below.

Board

Nomination & Governance Committee	Remuneration Committee	Audit Committee	Risk Committee

Chair Paul Manduca	Chair Anthony Nightingale	Chair David Law	Chair Howard Davies

-

Keeps leadership needs under review in support of the Group's strategic objectives

-

Develops succession planning for the Board and senior executives based on merit against objective criteria promoting diversity in all areas

-

Oversees development of a diverse pipeline in succession planning

-

Monitors the Group's diversity initiatives

-

Recommends appointments to the Board, its principal Committees and appointments of non-executive chairs to the boards of Material Subsidiaries

-

Oversees the governance of Material Subsidiaries and the Group's overall governance framework

-

Ensures there is a formal and transparent process for establishing the Directors' Remuneration Policy

-

Approves individual remuneration packages of the Chairman, Executive Directors, senior executives and Material Subsidiary non-executive directors

-

Approves the overall Remuneration Policy for the Group

-

Reviews the design and development of share plans and approves and assesses performance targets where applicable and ensures alignment with the Group's culture

-

Reviews workforce remuneration practices and policies when setting executive remuneration

-

Responsible for the integrity of the Group's financial reporting, including scrutinising accounting policies

-

Monitors the effectiveness of internal control and risk management systems, including compliance arrangements

-

Monitors the effectiveness and objectivity of internal and external auditors

-

Approves the internal audit plan and recommends the appointment of the external auditor

-

Leads on and oversees the Group's overall risk appetite, risk tolerance and strategy

-

Approves the Group's risk management framework and monitors its effectiveness

-

Supports the Board and management in embedding and maintaining a supportive culture in relation to the management of risk

-

Provides advice to the Remuneration Committee on risk management considerations to inform remuneration decisions

See Nomination & Governance Committee report later in this section.	See Remuneration Committee report later in this section.	See Audit Committee report later in this section.	See Risk Committee report later in this section.

The roles and responsibilities of each Committee are set out in their terms of reference which are reviewed by each Committee and approved by the Board on an annual basis.

The Board has established a Standing Committee which can meet as required to assist with any business of the Board. It is typically used for ad hoc or urgent matters which cannot be delayed until the next scheduled Board meeting. All Directors are members of the Standing Committee and have the right to attend all meetings and receive papers. Notice of a Standing Committee meeting is sent to all Directors and if an individual is unable to attend, he/she can give comments to the Chairman or Group Company Secretary ahead of the meeting for consideration by the Standing Committee. Before taking decisions on any matter, the Standing Committee must first determine that the business it is considering is appropriate for a Committee of the Board and does not properly need to be brought before the whole Board. All Standing Committee meetings are reported in full to the next scheduled Board meeting. Over 2018, the Company held five meetings of the Standing Committee. This governance structure allows for fast decision-making where necessary, while ensuring that the full Board has oversight of all matters under consideration and all Non-executives can contribute.

Building Directors' knowledge

Induction – new Directors

The two new Directors appointed during 2018, Mr Turner and Mrs Wicker-Miurin, each received a comprehensive induction, tailored to reflect their experience and position as Executive and Non-executive Directors respectively.

Prior to his appointment as Group Chief Risk Officer, Mr Turner was a long-serving member of the Prudential senior executive team, having most recently served as Director of Group Finance. As a result of his prior roles, Mr Turner was a regular attendee of meetings of the Risk and Audit Committees and has a strong understanding of the business and its control environment. Therefore his induction was specifically tailored to cover the strategic and operational priorities of the Group Risk function and his role as a member of the Board, including his regulatory obligations.

A summary of the general and specific induction programme for Mrs Wicker-Miurin is set out below:

General induction programme relevant to new Non-executive Directors		Role-specific induction programme for Fields Wicker-Miurin

Understanding our governance	Understanding our business

-

Meetings with the Chairman and Group Chief Executive separately

-

Explanation of the Group's strategy and business plan

-

Explanation of Prudential's corporate structure, Board and Executive Committee structure

-

Briefings on Group governance framework and key policies

-

Training as needed on the rules and governance requirements of the London and Hong Kong Stock Exchanges and on fulfilling the statutory duties of a Director

-

Tailored briefings with each business unit to gain a comprehensive understanding of each of their business models, product suites, pricing arrangements and governance structures

-

Tailored meetings with all Group functions

-

Comprehensive briefings on the regulatory environment in which the Group operates

-

Briefings on top risks and internal controls

-

Induction briefings and training as a whole give Directors an understanding of the interests of the Group's key stakeholders

-

Orientation to the work and role of the Remuneration Committee

-

Updates on current UK remuneration topics

-

Meeting with the Chair of the Remuneration Committee to discuss the annual cycle of Committee work, its current focus and focus for 2019 and beyond

Mr Falcon has commenced a comprehensive induction programme following his appointment to the Board with effect from 7 January 2019.

Continuing development of knowledge and skills

During 2018, the Board and its Committees received a number of technical and business updates as part of their scheduled meetings, providing information on external developments relevant to the Group and on particular products or operations. Below is an overview of how Directors are kept up to date:

•
The Board holds an annual strategy session, which allows for detailed updates on each of the business units and deep dives on strategic direction and objectives for the Group;
•
The Board receives updates on brand, diversity and inclusion, health and safety matters and corporate responsibility activities, usually once a year;
•
The Board receives updates on corporate governance, political and regulatory developments, and the dynamics of equity and currency markets at every scheduled meeting;
•
Over 2018, the Board received two specific updates on the impact of the FRC's revised corporate governance code highlighting key themes and actions for the Group;
•
In October 2018, the Group ran a focused cyber security update for members of the Risk and Audit Committees, which was particularly aimed at developing the knowledge of the Non-executive Directors;
•
In October 2018, the Board also received an update about developments surrounding Environmental, Social and Governance (ESG) reporting, including climate related risk;

•
The Board reviews each business unit in depth at least once a year and conducts periodic site visits as part of this. In 2018, the Board met in Singapore and Washington, DC, USA. Details of the activities undertaken on these visits are set out below;
•
The Board and the Risk Committee receive regular updates on market developments and key risks, including Solvency II and cyber risk. The Risk Committee reviews top risks on an annual basis and deep dives into specific topics in response to the identification of key risks. This review covers the financial, operational and strategic risks, whilst also identifying and addressing business environment and insurance risks within the Group. The identification of such risks inform the risk reporting provided to the Committee and the Board;
•
The Risk Committee received updates and training on matters including General Data Protection Regulation, reputational risks and LIBOR discontinuation over the year;
•
The Audit Committee received updates on developments affecting financial reporting and the work of audit committees generally. In 2018, this included financial reporting developments, anti-money laundering, anti-bribery and corruption, fraud prevention, whistleblowing and cyber risk training; and
•
The Remuneration Committee receives updates on regulatory and governance developments affecting the Group's remuneration arrangements. In 2018, these included trends with the insurance industry and peers, trends from the 2018 Annual General Meeting season, Corporate Governance reform including remuneration and gender pay gap reporting.

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

Rules governing appointment and removal

-

The appointment and removal of Directors is governed by the provisions in the Articles of Association (the Articles), the UK Code, the HK Code (as appended to the Hong Kong Listing Rules (the HK Listing Rules)) and the Companies Act 2006.

'Senior management' definition	- The Executive Directors are the senior management population for the purposes of the Hong Kong Listing Rules.

Terms of appointment	- Non-executive Director tenure is shown in 'Compensation and Employees' below.

-

Non-executive Directors are appointed for an initial term of three years, commencing with their election by shareholders. From 2019, Directors' tenure commences from the date of their initial appointment to the Board.

-

Subject to review by the Nomination & Governance Committee and re-election by shareholders, it would be expected that Non-executive Directors serve a second term of three years. After six years, Non-executive Directors may be appointed for a further year, up to a maximum of three years in total. Reappointment is subject to rigorous review as well as re-election by shareholders.

- The terms of the Non-executive Directors' letters of appointment and the terms of Executive Directors' service contracts are set out in 'Compensation and Employees' below.

Time commitment	- At present, the time commitment expected of a Non-executive Director is approximately 32.5 days per annum.
- All Non-executive Directors currently serve on at least one of the Board's principal Committees, which requires an additional commitment of time dependent on the Committee and role.
- On appointment, all Non-executive Directors confirm they are able to devote sufficient time to the Group's affairs to meet the demands of the role.
- All Non-executive Directors are required to discuss any additional commitments which might impact the time which he or she is able to devote to their role with the Chairman prior to accepting.

Further information on Directors Information on a number of regulations and processes relevant to Directors, and how these are addressed by Prudential, is given below.

Area	Prudential's approach

Independence	- The independence of the Non-executive Directors is determined by reference to the UK Code and HK Listing Rules as follows:

o

For the purposes of the UK Code, throughout the year, all Non-executive Directors were considered by the Board to be independent in character and judgement and to have met the criteria for independence as set out in the UK Code; and

o

All the Non-executive Directors were considered independent for the purposes of the HK Listing Rules, and each Non-executive Director provides an annual confirmation of his or her independence as required under the HK Listing Rules.

- In accordance with US regulatory requirements, Prudential affirms annually that all members of the Audit Committee are independent within the meaning of the Sarbanes-Oxley legislation.

-

Prudential is one of the UK's largest institutional investors. The Board does not believe that this compromises the independence of those Non-executive Directors who are on the boards of companies in which the Group has a shareholding. The Board also believes that such shareholdings should not preclude the Company from having the most appropriate and highest calibre Non-executive Directors.

-

The Board and Nomination & Governance Committee in particular considered independence of the Chairman and Mr Davies before proposing them for re-election, given that both will have served on the Board for nine years at October 2019. A full explanation of independence considerations is set out in the Nomination & Governance Committee Report.

Audit Committee experience

-

In relation to the provisions of the UK Code and HK Listing Rules, the Board is satisfied that Mr Law has recent and relevant financial experience and that the Committee as a whole has competence relevant to the sectors in which the business operates. Full biographies of the Committee members including experience and professional qualifications, are set out in 'Board of Directors' below.

Indemnities

-

Subject to the provisions of the Companies Act 2006, the Company's Articles permit the Directors and officers of the Company to be indemnified in respect of liabilities incurred as a result of their office.

- Suitable insurance cover is in place in respect of legal action against directors and senior managers of companies within the Group.

-

Qualifying third-party indemnity provisions are also available for the benefit of the Directors of the Company and certain other such persons, including certain directors of other companies within the Group.

- Qualifying pension scheme indemnity provisions are also in place for the benefit of certain pension trustee directors within the Group.
- These indemnities were in force during 2018 and remain so.

Significant contracts	- At no time during the year did any Director hold a material interest in any contract of significance with the Company or any subsidiary undertaking.

Governance Committees

Committee Reports

The principal Board Committees are the Nomination & Governance, Audit, Risk and Remuneration Committees.

These Committees form a key element of the Group governance framework, providing effective independent oversight of the Group's activities by the Non-executive Directors.

Each Committee Chair provides an update to the Board on the matters covered at each Committee meeting, supported by a short written summary.

Nomination & Governance Committee report

This report describes how the Nomination & Governance Committee has fulfilled its duties under its terms of reference during 2018.

Ongoing succession planning

The Committee's main role is ensuring that the Board retains an appropriate balance of skills to support the strategic objectives of the Group and maintains a rigorous and transparent approach to the appointment of Directors.

In 2018 two Directors joined the Board. Mr Turner was appointed as an Executive Director and Group Chief Risk Officer in March, an internal appointment to succeed Penny James.

A new Non-executive Director, Mrs Wicker-Miurin, was appointed in September following an extensive search. Full biographical details for both Mr Turner and Mrs Wicker-Miurin can be found in 'Board of Directors' above.

Mr Falcon joined the Board in January 2019 following Mr Stowe's retirement as Chairman and Chief Executive of the North American Business Unit.

The Committee views succession as ongoing – planning for both Executive and Non-executive roles includes emergency cover as well as longer-term options.

Demerger

A significant part of the Committee's succession planning this year was focused on determining the best mix of skills for the Board for post demerger.

The new structure of the Board will include Mr Wells, Mr FitzPatrick and Mr Turner as Executive Directors. The Board took the decision that the business unit chief executives would step down from their Board roles although they will continue to attend relevant parts of Board meetings. Prudential is making that change to the Board from the Annual General Meeting this year, and accordingly Mr Falcon, Mr Nicandrou and Mr Foley will not stand for election or re-election in May 2019.

Since the announcement of the intention to demerge M&GPrudential, the Committee has had to oversee some elements of establishing the M&GPrudential board. The Committee interviewed and recommended, with the input of the M&GPrudential chief executive, the appointment of Mike Evans to the M&GPrudential board, and details were announced on 1 October. The Committee has assisted Mike Evans in the search for suitable non-executives to join the M&GPrudential board.

The Committee also considered succession planning in respect of the role of Chairman of the Board. A separate part of this section provides an update on this matter.

Diversity

Although improving gender diversity at Board level has received a great deal of the Committee's attention, this remains a challenge and one which the Committee is focusing on. Gender diversity is an important factor in identifying candidates for Board level succession and there is more work to be done across building the internal pipeline, ensuring external recruitment is producing a diverse pool and appointing at Board level.

The Committee's terms of reference were updated to formalise its role in developing a diverse pipeline and expanding its role in reviewing and monitoring diversity initiatives across the Group as a whole.

Committee governance

Following the publication of the revised UK Corporate Governance Code in July 2018 the Committee reviewed and recommended a number of amendments to its terms of reference in order to align them with the new Code and evolving governance best practice.

The Committee also conducted its usual reviews of governance arrangements of the Group's Material Subsidiaries, including the review of performance of each Material Subsidiary board, their terms of reference and the review of the ongoing appointments of the independent non-executive directors and chairs of those boards.

The Committee Chair has responsibility for ensuring the Committee operates effectively. In order to enable the Committee to provide constructive challenge to management, the Chair encourages open debate and contributions from all Committee members.

As part of the Board's effectiveness review, described in more detail above, the Committee was found to be operating effectively.

Committee members
Paul Manduca (Chair)
Howard Davies
David Law
Anthony Nightingale
Philip Remnant

Regular attendees
Group Chief Executive
Group Human Resources Director
Group General Counsel and Company Secretary

Number of meetings in 2018: Three.

How the Committee spent its time during 2018

	Feb	Jun	Oct

Year end matters, re-election and tenure
Review external positions, conflicts of interests and independence, time commitment, tenure and terms of appointment	•

Review performance of Chairman and Non-executive Directors	•

Review relevant disclosures in the Annual Report and Accounts	•

Recommend election of Directors by shareholders	•
Succession planning, diversity and appointments
Chairman	•		•

Non-executive Directors	•	•	•

Group Chief Executive		•

Executive Directors			•

Group Executive Committee composition			•
Governance
Membership review of principal Board Committees	•		•

Committee terms of reference			•

Demerger governance arrangements			•

Group governance framework			•
Material Subsidiary governance
Subsidiary board composition, non-executive succession planning and appointments	•		•

Terms of reference for Material Subsidiary boards, chairs and committees			•

Material Subsidiary governance manual			•

Material Subsidiary board, chair and director evaluations	•

Appointment of M&GPrudential chair (not a Material Subsidiary)		•

Key matters considered during the year

Matter considered	How the Committee addressed the matter

Succession planning

Chairman	Report on succession planning for the Chairman
The Senior Independent Director leads on succession planning for the role of Chairman of the Board and is considered by the Committee on a regular basis. The Committee reviews the necessary skills and experience required for the effective leadership of the Board of an international financial services group.

This year, the Committee also had to consider two major changes: the revised UK Code which, under the comply or explain principle, sets out that the tenure of the chairman of a listed company should be no more than nine years from first appointment to the board, and the demerger.
Mr Manduca's appointment to the Board was in October 2010, meaning the Code would prescribe his retirement in October 2019.

At a time of substantial change for the Group, the Board considers that it would be disruptive for Mr Manduca to stand down during the demerger process. The Board believes that shareholders will benefit from a committed and engaged Chairman to lead the Group through the transaction and to remain in role for some period of time thereafter to ensure continuing strong governance in the Prudential Group post-demerger. It is currently intended that Mr Manduca would stand down as Chairman in May 2021, subject to annual re-election up to that date.
It is therefore proposed that Mr Manduca stand for election as Chairman at the Company's forthcoming 2019 Annual General Meeting.

Before taking this decision, a number of investors were consulted to obtain their views and take them into account in the decision-making process. Shareholders responded positively to the specific engagement on this topic and were supportive of Mr Manduca's extended tenure.
The process for identifying candidates to succeed Mr Manduca will commence in 2020, led by the Senior Independent Director and assisted by the Committee.

Board composition	Throughout the year, the Committee kept succession plans for all Executive and Non-executive Board roles under review.
Succession plans are supported by the year end Board evaluation and individual performance evaluations which help inform the Committee's recommendations.

The Committee takes account of the size, structure and composition of the Board and its Committees, including existing knowledge, experience and diversity. In doing so, the Committee considers the Group's strategic needs and anticipates future needs, skills and experience.

The Committee is involved from the start when a vacancy or a gap in the Board's skills is identified. Led by the Chairman, and working with the Group Chief Executive and Human Resources Director, a role specification is prepared. This will take into account feedback from the Committee and the Group's Diversity and Inclusion Policy. Once the specification is agreed, specialist talent agencies are typically engaged to create a shortlist of candidates which is reviewed by the Committee and other stakeholders. Interviews with individuals then take place with selected Committee members and feedback is provided to all members. In this manner, a preferred candidate is selected and the Committee then recommends the individual to the Board for appointment (subject to regulatory approval where required).

Contemporaneously with this process, due diligence checks are undertaken on the candidate and Prudential liaises with the relevant regulatory authorities for any approvals needed. The Committee is kept updated on this process as necessary.

Key matters considered during the year

Matter considered	How the Committee addressed the matter

This year, the Committee has considered Board composition and succession planning in the context of the decision to demerge M&GPrudential from the Prudential Group, and took the decision in February 2019 to recommend that the current chief executives of the business units would step down at the forthcoming Annual General Meeting. The Board was in unanimous agreement that under the post-demerger structure, effective oversight of the business units can be maintained without the business unit chief executives being plc Board members.

Non-executive Directors	During the year, the Committee finalised the appointment of Mrs Wicker-Miurin as a Non-executive Director. The Committee was supported in the search for candidates by the Miles Partnership.
The number of Non-executive Directors required on the Board is considered on a regular basis, and this year particularly in the context of the smaller Group post-demerger.

The Committee uses a regularly refreshed skills map for Non-executive succession planning. The skills map identifies skills and experience by sector, geography and technical skills, which are desirable for the Board as a whole, taking account the Group's strategic direction.

Full biographical details of each Non-executive Director, including a summary of the skills and experience attributable to them which have been identified as important to the Group's long-term sustainable success, are set out in 'Board of Directors' above.

Executive Directors and senior executives	The Committee carried out its annual review of the succession plans in place for the Group Chief Executive, other Executive Directors and Group Executive Committee (GEC) roles.

The Committee directed the development and renewal of these plans through the Group HR Director, supported by Egon Zehnder in the case of the Group Chief Executive plan and by Talent Intelligence for the other Executive Director roles and GEC members. In 2017, Talent Intelligence prepared long-lists and short-lists with a focus on gender and ethnic diversity requirements.
The Committee has oversight of senior executive level succession planning and the talent pipeline.
The Committee discussed these plans closely with the Group Chief Executive to identify business requirements and plan for future succession needs and gave feedback on the planning process.

The Company announced on 12 October 2018 that Mr Stowe would retire as Chairman and Chief Executive of the North American Business Unit with effect from 31 December 2018. Mr Stowe was succeeded in this role by Mr Falcon, who joined the Board on 7 January 2019. Mr Falcon's appointment was considered in June 2018 following a comprehensive search, led by Korn Ferry, with support from Spencer Stuart. The Committee considered candidate profiles and skills and conducted interviews before agreeing to recommend Mr Falcon's appointment to the Board. Full biographical details for Mr Falcon can be found in 'Board of Directors' above.

Use of search consultancies	The Miles Partnership does not have any additional connection with Prudential. In addition to acting as search consultant for certain executive hires, Egon Zehnder also provides support for senior development assessments. Talent Intelligence also provides additional succession planning support to the Group below GEC level.

Election of Directors	As part of its ongoing work on Board succession planning, the Committee considered the ongoing appointment of the Chairman, Committee Chairs and Non-executive Directors, taking into account time commitment and the general balance of skills, diversity, experience and knowledge on the Board and assessing length of service in their roles.

Key matters considered during the year

Matter considered	How the Committee addressed the matter

Particular attention has been paid to the recommendation to re-elect Mr Nargolwala and Sir Howard Davies at the Annual General Meeting to be held in 2019 due to their length of service. In Mr Davies' case, election at the 2019 Annual General Meeting will take him through the Code-prescribed nine years from date of appointment. The Board does not consider that Mr Davies' independence will be impacted by his tenure extending for six months beyond the nine-year anniversary.

When making recommendations for Directors to stand for election at the Annual General Meeting, the Committee considers individual Directors' contribution to Prudential's long-term success as well as their commitment to the role and other external positions or directorships which may impact their independence or availability.

Having reviewed the performance of the Non-executive Directors in office at the time, and having received feedback from the Group Chief Executive on the performance of the Executive Directors, the Committee concluded that each Director continued to perform effectively and was able to devote sufficient time to fulfil their duties. Following review of the outcomes of the Board evaluation process, the Group considers that the Non-executive Directors continued to exhibit appropriate behaviours, contributed effectively to decision-making and exercised sound independent judgement in holding management to account.
The diversity of the Board including skills and experience, and the contribution made by each Director is set out in the individual biographies of Directors in 'Board of Directors' above.
The Committee recommended to the Board those Directors standing for election at the Company's Annual General Meeting.

Diversity

Diversity and Inclusion Policy	The Group has a Diversity and Inclusion Policy that aims to provide equal opportunities for all who apply and who perform work for our organisation, including the Executive and Non-executive Directors, irrespective of sex, race, age, ethnic origin, educational, social and cultural background, marital status, pregnancy and maternity, civil partnership status, any gender reassignment, religion or belief, sexual orientation, disability, or part time/fixed term work. The Committee keeps this under review across all its recruitment planning.

Board and senior management	Given the global reach of the Group's operations, its business strategy and long-term focus, the Board makes every effort to ensure it is able to recruit Directors from different backgrounds, with diverse experience, perspective and skills. This diversity not only contributes towards Board effectiveness but is essential for successfully delivering the strategy of an international group.
The Board is committed to recruiting the best available talent and appointing the most suitable candidate for each role, while at the same time aiming for, appropriate diversity on the Board.

In December 2018 the Board approved changes to the Committee's terms of reference to formalise its responsibility for overseeing the development of a diverse pipeline for Board and other senior executives. This will include ensuring that plans are based on merit against objective criteria and promote diversity across gender, social and ethnic background and cognitive and personal strengths.
In the case of Board appointments, the Committee will consider relevant results of the annual Board effectiveness evaluation and ensure suggested enhancements to the Board are addressed.
The Board considers that its diversity of experience, skill set and professional background has increased as a result of Board level succession in 2018.

Key matters considered during the year

Matter considered	How the Committee addressed the matter

Group-wide	In December 2018 the Board approved changes to the Committee's terms of reference to include responsibility for periodically reviewing any objectives for the implementation of diversity for the Group as a whole and monitoring the impact of diversity initiatives.

In 2016 the Board decided to sign the HM Treasury Women in Finance Charter. In 2018 the Group achieved its commitment to have 27 per cent women in senior management roles, a year earlier than the target date of the end of 2019. The Group continues to work towards achieving at least 30 per cent of women in senior management by the end of 2021.
The business units also engaged in a number of targeted activities in support of the Group's Diversity and Inclusion Policy, including awareness training of unconscious bias.
Updates on activities relating to the diversity across the Group are provided to the Board periodically.

Governance

Review of principal Committee membership	The Committee regularly reviews the membership of all principal Committees and makes recommendations to the Board as appropriate. Recommendations on Committee membership are taken after consultation with the Chair of the relevant Committee.

In March, the Committee made a recommendation that Ms Schroeder join the Risk Committee, and in October, that Mr Watjen join the Risk Committee. These appointments refreshed experience, provided succession options and increased diversity on the Committee.

Independence criteria	The Committee considered the independence of the Non-executive Directors against relevant requirements as outlined above, taking into account the amended Code which requires nine-year tenure to run from the time of appointment to the board rather than first election by shareholders.

Conflicts of interest	The Board considered in October and December 2018 the new Code provision formalising the need for boards to identify and manage conflicts of interest. The Board has delegated authority to the Committee to consider, and authorise where necessary, any actual or potential conflicts of interest.

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
The Board considers that the procedures set out above for dealing with conflicts of interest operate effectively.

Subsidiary governance

Material Subsidiaries	During the year under review, the Committee carried out various duties related to the Material Subsidiaries:

-

Succession planning arrangements for non-executive directors;

-

Evaluating the performance of the Material Subsidiary boards, chairs and directors; and

-

Reviewing Material Subsidiary governance arrangements, including principles for attendance at committee meetings, and the terms of reference for the Material Subsidiary boards and chairs.

Key matters considered during the year

Matter considered	How the Committee addressed the matter

M&GPrudential	On 1 October 2018, the Company announced the appointment of Mike Evans as Chair of M&GPrudential with immediate effect. The Committee considered and recommended the appointment of Mr Evans as Chair of the M&GPrudential board.
The Committee continues to be involved in supporting Mr Evans in M&GPrudential board appointments which are ongoing.

Audit Committee report

This report describes how the Audit Committee has fulfilled its duties under its terms of reference during 2018.

The Committee provides the Board with assurance as to the integrity of the Group's financial reporting and, together with the Risk Committee, monitors the effectiveness of the second and third lines of defence, which are an integral part of the Group's internal control environment.

With regard to the Group's financial reporting, the Committee's work is focused on ensuring appropriate financial accounting policies are adopted and implemented and on assessing key judgements and disclosures. The introduction of financial accounting standard IFRS 17, which is now anticipated to come into effect in 2022, will be a significant challenge and change and as a consequence the Committee received updates during 2018 on the Group's progress towards its implementation.

External auditor

An important part of the Committee's work consists of overseeing the Group's relationship with KPMG LLP (KPMG), including safeguarding independence, approving non-audit fees and satisfying itself that it is in the best interests of shareholders to recommend the reappointment of KPMG. Following the publication of the FRC's Audit Quality Inspection report for KPMG in June 2018. The Committee Chair and the Group Finance Director met with KPMG's leadership and the Committee discussed the actions their firm is taking to improve quality. The Committee also reviewed the assessment of the audit of Prudential and introduced changes to enhance the auditor effectiveness monitoring process.

It remains the Committee's current view that, without exceptional circumstances, change to the current auditor should not occur during a period of significant change for Prudential. It is therefore the Committee's intention to appoint a new auditor for the 2023 financial year-end, after the first year of implementation of the new insurance accounting standard. A plan to identify KPMG's successor to ensure a smooth transition has been developed. Further explanation of the Committee's approach is set out in this report.

Demerger activities

In 2018 the Committee considered a number of key areas under its remit in the context of the demerger process including the progress in integrating the finance functions of M&G and Prudential UK & Europe into a single M&GPrudential team with an appropriate control environment and the capabilities, processes and systems to support both the demerger activity and the future ambitions of the M&GPrudential business.

Internal audit

During 2018 the Committee continued to receive regular briefings from the Group-wide Internal Audit (GwIA) Director. GwIA undertook a programme of risk-based audits covering matters across the business units in addition to assurance work on significant change programmes. Delivery of the internal audit plan and the independent assurance provided by GwIA represent important components of the Committee's oversight of the Group's internal controls procedures. The effectiveness of GwIA was assessed during the year, together with a review of progress against suggested enhancements identified by the external review undertaken by Deloitte in 2017. The Committee Chair meets regularly with the GwIA Director to discuss the work done and matters arising and the Committee also asked that management responsible for rectifying some of the issues identified to attend the Committee to ensure that appropriate action was being taken. The Committee also approved the 2019 internal audit plan which takes account of the business and organisational changes arising from the planned demerger. The work highlighted GwIA's role in supporting the demerger and the creation of two appropriately sized, resourced and experienced independent internal audit functions.

Compliance

The Committee received updates on matters arising from the annual Compliance Plan (the Plan) throughout 2018. The Plan focused on a number of areas to help strengthen the compliance framework, which is intended to aid the Group in meeting regulatory obligations, including monitoring compliance with key elements of the compliance framework such as conflicts of interest, anti-money laundering and anti-bribery and corruption policies. The Committee also approved the 2019 Compliance Plan in the context of the proposed demerger, and is monitoring relevant aspects of the proposed transition of Prudential's lead regulator from the Prudential Regulatory Authority to the Hong Kong Insurance Authority (IA).

Committee governance

The Committee works closely with the Risk Committee to make sure both Committees are updated and aligned on matters of common interest. Where responsibilities are perceived to overlap between the two Committees, Sir Howard and Mr Law agree the most appropriate Committee to consider the matter. In October 2018 the two Committees held a joint session on cyber security, including updates on the Group-wide cyber security strategy and information security programme, more details of which are set out in the Risk Committee report below.

The Committee Chair has responsibility for ensuring the Committee operates effectively. In advance of each Committee meeting, The Committee Chair speaks to the chairs of the Material Subsidiary audit committees and reports to the full Board after each Committee meeting on the main matters discussed. The Committee also held private sessions to discuss performance and also with the Group's Resilience Director to discuss whistleblowing cases and their resolution and had private discussions with GwIA and KPMG. An annual review of the Committee's effectiveness was carried out as part of the Board evaluation, described in more detail above. The Committee was found to be functioning effectively.

Committee members
David Law (Chair)
Howard Davies
Philip Remnant
Alice Schroeder
Lord Turner

Regular attendees
Chairman of the Board
Group Chief Executive
Chief Financial Officer
Group Chief Risk Officer
Director of Group Finance
Director of Group Financial Accounting & Reporting
Group Regulatory and Government Relations Director
Group General Counsel and Company Secretary
Director of Group Compliance
Director of Group-wide Internal Audit
External Audit Partner

Number of meetings in 2018: Nine. (In addition, a joint meeting was held with the Risk Committee)

	Feb	Mar[1]	May	Jul	Aug	Oct[1]	Dec

Financial reporting and external auditor
Periodic financial reporting including:
- Full and half-yearly report and accounts
- Key accounting judgements and disclosures, including tax	•	•	•	•	•	•	•
- Solvency II results and governance processes
- Associated audit reports
Audit planning, fees, independence, effectiveness and reappointment	•		•	•		•	•
Environmental, social and governance reporting			•
Internal control framework
Internal control framework including effectiveness	•		•	•			•
Internal audit
Status updates and effectiveness	•		•	•		•	•
Internal audit plan				•			•
Compliance
Status updates	•		•	•		•	•
Compliance plan				•			•
Financial crime and whistleblowing
Financial crime prevention and whistleblowing — regular updates	•		•	•		•	•
Governance and reporting
Material Subsidiaries updates	•		•	•		•	•
Internal governance framework including effectiveness	•		•	•		•	•
Business unit audit committee effectiveness and terms of reference	•					•
Committee terms of reference and effectiveness	•					•

Note

1
Two meetings were held in each of March and October 2018.

Key matters considered during the year

Matter considered	How the Committee addressed the matter

Financial reporting and tax

Overview	One of the Committee's key responsibilities is to monitor the integrity of the financial statements and any other periodic financial reporting. During the last year, items reviewed by the Committee included the 2017 Annual Report and Accounts, the 2017 Solvency and Financial Condition Report and associated Pillar 3 returns submitted to the Group's regulator, the 2017 Environmental, Social and Governance Report, the 2017 Tax Strategy Report, the 2018 Half Year Report and Accounts, and the key accounting judgements for the 2018 Annual Report.

In reviewing these and other items, the Committee received reports from management and, as appropriate, reports from internal and external assurance providers, which in some cases were provided at the explicit request of the Committee.

Key matters considered during the year

Matter considered	How the Committee addressed the matter

When considering financial reporting the Committee assesses compliance with relevant accounting standards, regulations and governance codes. During 2018, the Group adopted IFRS 15 'Revenue from contracts with customers' and, as described in note A2, this had no material effect on the Group's financial results. The Committee also reviewed the potential impact of accounting standards that are effective in the future, including IFRS 16 'Leases' and IFRS 17 'Insurance Contracts'. The approach to adopting these standards is further discussed in note A2. The Committee requested regular updates from management on the progress against plans for implementing IFRS 17 given its particular significance.
The following sections set out the key assumptions, judgements and other matters considered as part of their review of the 2018 Annual Report and Accounts.

Key assumptions and judgements	The Committee reviewed the key assumptions and judgements including those made in valuing the Group's investments, insurance liabilities and deferred acquisition costs under IFRS, together with reports on the operation of internal controls to derive these amounts. It also reviewed the assumptions underpinning the Group's European Embedded Value (EEV) metrics.

Assumption setting

The measurement of insurance liabilities are based on estimates of future cash flows, including those to and from policyholders, over a long period of time. These estimates can, depending on the type of business, be highly judgemental. The Committee considered changes to assumptions and other estimates used to derive IFRS insurance liabilities. Peer benchmarking was considered where available. The key assumptions reviewed were:

-

Persistency, mortality, morbidity (including in relation to medical inflation) and expense assumptions within the Asia life businesses;

-

Policyholder behaviour assumptions (including mortality) affecting the measurement of Jackson guaranteed liabilities (see note C4.2(b) of the IFRS financial statements); and

-

Mortality, expense and credit risk assumptions for the UK annuity business. Mortality assumptions continued to be an area of focus given ongoing analysis of historic experience, (see note C4.1(d) to the IFRS financial statements).

The Committee was satisfied that the assumptions adopted by management were appropriate. Further information on the effects of material changes to insurance assets and liabilities is included in note B3 to the IFRS financial statements.

Goodwill and other intangible assets including deferred acquisition costs (DAC)

The Committee received information to enable it to review the more material intangible asset balances. This included the recoverability and amortisation of the DAC balance in the US and whether there had been any indication of impairment of the Group's distribution rights assets. The Committee was satisfied that there was no impairment of the Group's intangibles at 31 December 2018. Further information is contained in note C5 of the IFRS financial statements.

Key matters considered during the year

Matter considered	How the Committee addressed the matter

Investments

The Committee received information on the carrying value of investments in the Group's balance sheet including on those assets which are harder to value and data on the application of the Group's Independent Price Verification policy. This data showed that the majority of the Group's assets were marked to market using two independent prices, reducing the level of judgement applied in investment valuation. Further information on the valuation of assets is contained in note C3 of the IFRS financial statements. The Committee satisfied itself that overall investments were valued appropriately.

Other financial reporting matters and tax reporting	Provisions

The Committee regularly reviews the Group's provisions, including the level of provisioning for regulatory and litigation matters and provisions for certain open tax items including tax matters in litigation. The Committee was satisfied that the level of provisioning adopted by management was appropriate. See note C11 of the IFRS financial statements.

Going concern and viability statements

The Committee considered various analyses from management regarding Group and subsidiary capital and liquidity prior to recommending to the Board that it could conclude that the financial statements should continue to be prepared on the going-concern basis and that the disclosures on the Group's longer-term viability were both reasonable and appropriate. The Committee considered information on the risks to the Group's liquidity and capital position as well as the impact of the proposed demerger and the scenarios that could arise as part of the UK's intended withdrawal from the EU.

Alternative performance measures

The Committee reviewed the alternative performance measures contained in the Group's Strategic Report. It considered the consistency with the prior year and the prominence as compared to IFRS measures of performance.

Fair, balanced and understandable requirement

The Committee carried out a formal review of whether the Annual Report and Accounts were 'fair, balanced and understandable' as required by the UK Corporate Governance Code. In particular, they considered whether the report gave a full picture of the Group's performance in the year with important messages appropriately highlighted, the level of consistency between financial statements and narrative sections and whether performance measures were clearly explained.

After completion of its detailed review, the Committee was satisfied that, taken as a whole, the Group's Annual Report and Accounts were fair, balanced and understandable.

FRC review of 2017 Annual Report and Accounts

As an outcome of the FRC's regular oversight role on company reporting through its review of the Group's 2017 Annual Report and Accounts, a small number of disclosure improvements have been made in the 2018 financial statements of which the most significant is to demonstrate better the linkage between movement in insurance and investment contract balances reported in the income statement and the notes (see note C4.1(a)(iii)). The FRC notes that its review was based on the Group's 2017 Annual Report and Accounts only and does not benefit from detailed knowledge of the Group's business or an understanding of the underlying transactions.

Key matters considered during the year

Matter considered	How the Committee addressed the matter

Parent company financial statements

The Committee reviewed the parent company profit and loss account and balance sheet, which included recognition of a pension surplus asset, (see note 7 of the Parent Company financial statements).

External audit Review of effectiveness, non-audit services and auditor reappointment

External audit effectiveness	The Group's external auditor is KPMG LLP (KPMG) and oversight of the relationship with them is one of the Committee's key responsibilities. The Committee reviews the effectiveness of the audit throughout the year taking into account:

-

The detailed audit strategy for the year and coverage of the highlighted risks;

-

Group materiality and how that is applied to the individual business units;

-

Insight around the key accounting judgements, including benchmarking, and the way KPMG applied constructive challenge and professional scepticism in dealing with management. The Committee formally met with the Group Lead Partner without management present on three occasions over the last year;

-

The outcome of management's internal evaluation of the auditor as discussed below; and

-

Other external evaluations of KPMG, with a focus on the FRC's Annual Quality Review.

Internal evaluation of KPMG

This was conducted using a questionnaire that was circulated to the Committee members, Material Subsidiary audit committee members, the Chief Financial Officer and the Group's senior financial leadership for completion. The survey asked 24 questions over four categories (team performance, process, communication and audit execution) in relation to the 2017 audit. The degree of challenge and robustness of approach to the audit were key components of the evaluation.

KPMG were given the opportunity to respond to the findings in the report. As a result of the report KPMG proposed enhancements to the audit and team and progress against these changes were reported to the Committee in December.

FRC's Annual Audit Quality Review of KPMG

During June 2018, the FRC published the principal findings arising from the 2017/18 inspection of KPMG carried out by its Audit Quality Review team. The FRC noted that there had been a deterioration in quality at KPMG and it was placing the firm under increased scrutiny. The audit of Prudential plc had not been reviewed by the FRC as part of the 2017/18 inspection.

As a result of the FRC's findings the Committee discussed the findings and the firm's response and questioned KPMG on how those enhancements would be applied to the Prudential plc audit. It noted the good practice identified by the FRC in respect of the audit of insurance liabilities and the seriousness with which KPMG were addressing the FRC's findings. Overall, it was satisfied that the audit of Prudential plc remained effective. However, in light of the findings it requested that KPMG provide continuing updates on progress on delivering the enhancements discussed and the items raised as part of the internal evaluation of audit effectiveness. It also challenged management to further enhance its internal process to review its effectiveness of the 2018 audit.

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

-

Audit its own firm's work;

-

Act as management or employees for the Group;

-

Have a mutual or conflicting interest with the Group; or

-

Be put in a position of being an advocate for the Group.

The Policy has two permissible service types: those that require specific approval by the Committee on an engagement basis and those that are pre-approved by the Committee with an annual monetary limit capped at no more than 5 per cent of the Group audit fee in the proposed year and capped at £50,000 individually. In accordance with the Policy, the Committee approved these permissible services, classified as either audit or non-audit services, and monitored the usage of the annual limits on a quarterly basis. All non-audit services undertaken by KPMG were agreed prior to the commencement of work and were confirmed as permissible for the external auditor to undertake in accordance with the Policy which complies with the rules and regulations of the UK Financial Reporting Councils Ethical Standard (2016), the US Securities and Exchange Commission (SEC) and the standards of the Public Company Accounting Oversight Board (PCAOB).

In keeping with professional ethical standards, KPMG also confirmed their independence to the Committee and set out the supporting evidence for their conclusion in a report that was considered by the Committee prior to publication of the financial results.

While as yet to be formalised as rules, the Kingman review, the Competitions and Market Authority review of the audit market and the Brydon review will shape the future of audit and the audit regulator with a view to enhancing audit quality and independence. The Committee will continue to monitor developments to ensure the Group's policies and processes around audit effectiveness and independence evolve in line with market practice.

Fees paid to the auditor	The fees paid to KPMG for the year ended 31 December 2018 amounted to £18.3 million (2017: £17.3 million) of which £2.3 million (2017: £2.6 million) was payable in respect of non-audit services. Non-audit services accounted for 13 per cent of total fees payable (2017: 15 per cent). A breakdown of the fees paid to KPMG can be found in note B2.4 to the financial statements.

Of the £2.3 million of non-audit services, £1.1 million was in respect of assurance services. These services covered assurance over the Group's Solvency II external disclosures, assurance reports on internal controls of certain Group companies that are made available for third parties and comfort letter procedures to support debt raising in the year. The remaining £1.2 million principally related to work performed as part of planning for the proposed demerger. In all these cases, the audit firm was considered the most appropriate to carry out the work, given its knowledge of the Group and the synergies that arise from running these engagements alongside its main audit.
All non-audit services were pre-approved by the Committee and were in line with the Policy discussed above.

Key matters considered during the year

Matter considered	How the Committee addressed the matter

Reappointment	Based on the outcome of the effectiveness evaluation and all other considerations, the Committee concluded that there was nothing in the performance of the auditor which would require a change. The Committee therefore recommended that KPMG be reappointed as the auditor. A resolution to this effect will be proposed to shareholders at the 2019 Annual General Meeting.

Audit tender	The Committee acknowledges the provisions contained in the UK Code in respect of audit tendering, along with European rules on mandatory audit rotation and audit tendering. In conformance with these requirements, the Company will be required to change audit firm no later than for the 2023 financial year end.

The external audit was last put out to competitive retender in 1999 when the present auditor, KPMG, was appointed. Since 2005, the Committee has annually considered the need to retender the external audit service. The Committee's Chairman and the Group's Finance Director currently recuse themselves from these discussions.

The Group is undergoing a period of unprecedented change with both the demerger of M&GPrudential from Prudential plc being considered and the new insurance accounting standard (IFRS 17) requiring implementation in 2022.

The Committee currently believes any change of auditor should be scheduled to limit operational disruption during such a period of change given the significant volume of work to be delivered by the Group's finance teams in relation to the demerger and preparing to implement the new insurance accounting standard in 2022.

The Committee considered its strategy on audit tendering in February 2019, concluding that with the change in implementation date for IFRS 17 that the previously proposed timeline for appointing a new auditor should also be extended by one year to the 2023 year end. In conducting this review, the Committee concluded that it would be appropriate to commence a competitive tender for the 2023 audit in the first half of 2020. This would permit the current auditors to complete the first year of IFRS 17 adoption and reduce the 'self-review' threat to any of the audit firms conducting advisory services on implementation of finance systems for the new accounting standard who are invited to tender for the audit.

The suggested timeline should also enable the Committee to take into account any proposals arising from the current reviews of the auditing profession. The timing remains subject to the Committee's normal annual review of auditor performance and recommendation to shareholders.

The Company has complied throughout the 2018 financial year with the provisions of the Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 issued by the Competition and Markets Authority.
A plan to identify successor firms to ensure that there is sufficient time for an orderly transition and to safeguard independence was considered and agreed by the Committee.

In line with the FRC Ethical Standard, the rules and regulations of the SEC and the standards of the PCAOB, a new lead audit partner, Philip Smart, was appointed in respect of the 2017 financial year. Mr Smart is expected to be in place for a five year term until the completion of the 2021 reporting cycle. A new lead audit partner would be required for the 2022 audit and an appropriate transition plan developed.

Key matters considered during the year

Matter considered	How the Committee addressed the matter

Second line oversight Compliance, financial crime prevention, whistleblowing

Regular reporting from the Compliance function	Regular updates were provided to the Committee by the Group Regulatory and Government Affairs Director and the Group Compliance Director. The reports kept the Committee apprised of key compliance activities, issues and controls, including progress against the 2018 Compliance Plan, the outcome of compliance monitoring activities across the Group and the effectiveness of business units' compliance activities.

Compliance Plan and focus for 2019	Key activities identified for the first half of 2019 include: regulatory engagement, including managing the transition of our lead regulator from the UK's Prudential Regulatory Authority to the Hong Kong IA, supporting delivery of the demerger activities in key areas and providing ongoing advice, guidance and oversight to business units covering key risks such as conflicts of interest and financial crime. The Committee intends to review updates to the 2019 Group Compliance Plan around the mid-year point.
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

As part of its responsibility for the oversight of financial crime prevention, the Committee received updates on cyber security (as part of a joint meeting held with the Risk Committee in October 2018), anti-bribery and corruption, anti-money laundering and sanctions activities undertaken during the year.

Whistleblowing	The Group continues to operate a Group-wide whistleblowing programme (Speak Out), hosted by an independent third party (Navex). The Speak Out programme receives ad hoc reports from a wide variety of channels, including a web portal, hotline, email and letters. Reports are captured, confidentially recorded by Navex, and flagged for investigation by the appropriate team. Under the Senior Managers Certification Regime (SMCR), the role of the Whistleblowing Champion continues to be carried out by the Chair of the Prudential Assurance Company (PAC) Audit Committee, an independent non-executive director of PAC.

The Committee is responsible for oversight of the effectiveness of the Group's whistleblowing arrangements. The Committee receives regular reports on the most serious cases and other significant matters raised through the programme and the action taken to address them. The Committee is also briefed on emerging Speak Out trends and themes. The Committee may, and has, requested further review of particular areas of interest.

The Committee reviewed the Group's Speak Out programme arrangements during the year, satisfying itself that they continue to comply with regulatory and governance requirements. The Committee also noted the consistency of approach adopted across subsidiary committees. This was facilitated through greater visibility of regional significant issues (addressed by subsidiary audit committees) and their outcomes. The Speak Out process has been further enhanced this year by focusing on (post-reporting) management action and, where relevant, sharing of lessons learnt.

Key matters considered during the year

Matter considered	How the Committee addressed the matter

The Chair and Committee spent time privately with the Group Resilience Director, to ensure that investigations were adequately resourced and appropriately managed, that there had been no retaliation against anyone making a report and that investigations were not improperly influenced. The Committee was also updated on arrangements for promoting Group-wide awareness of the Speak Out policy (including computer-based training tailored for each business unit) and a refresh of Speak Out communications across the Group.

Third line oversight Internal audit

Regular reporting	The Committee received regular updates from Group-wide Internal Audit (GwIA) on audits conducted and management's progress in addressing audit findings within agreed timelines. Any delays in implementing remediation actions were escalated to the Committee and given particular scrutiny.

The independent assurance provided by GwIA formed a key part of the Committee's deliberations on the Group's overall control environment. During 2018, the areas reviewed included: change management and transformation, financial controls, outsourcing and third-party supply, customer outcomes, cyber risk, compliance and regulatory and second line of defence.

The Director of GwIA reports functionally to the Committee Chair and for management purposes to the Group Chief Executive, and also has direct access to the Chairman of the Board. In addition to formal Committee meetings, the Committee meets with the Director of GwIA in private to discuss matters relating to, for example, the effectiveness of the internal audit function, significant audit findings and the risk and control culture of the organisation.
The Committee Chair also meets with GwIA's Quality Assurance Director to discuss the outcome of the quality reviews of GwIA's work and actions arising.

Annual plan and focus for 2019	The Committee approved the half-year update of the 2018 plan. It also considered and approved the Internal Audit Plan, resource and budget for 2019.

The 2019 Internal Audit Plan was formulated based on a bottom-up risk assessment of audit needs mapped against various metrics combined with top-down challenge. The plan was then mapped against a series of risk and control parameters, including the top risks identified by the Risk Committee, to verify that it is appropriately balanced between financial, business change, regulatory and operational risk drivers and provides appropriate coverage of key risk areas and audit themes within a risk-based cycle of coverage. Key areas of focus for 2019 include: strategic change initiatives, customer outcomes, cyber security, financial risk and financial controls, outsourcing and digitisation.

Effectiveness	The Committee is responsible for approval of the GwIA charter, audit plan, resources, and for monitoring the effectiveness of the function. The Committee assesses the effectiveness of GwIA through a combination of External Quality Assessment (EQA) reviews, required every five years, and an annual internal effectiveness review, performed by the GwIA Quality Assurance Director.

Key matters considered during the year

Matter considered	How the Committee addressed the matter

A 2018 Internal Effectiveness review, performed by the GwIA Quality Assurance Director, was conducted in accordance with the professional practice standards of the Chartered Institute of Internal Auditors (CIIA) and assessed continued conformance with the CIIA guidance for Effective Internal Audit in the Financial Services (the Code). The review concluded that GwIA continued to comply with the requirements of internal audit policies, procedures and practices, and standards in all material respects relating to audit planning and execution, and continued to be aligned with its mandated objectives and maintained general conformance with the CIIA Code.

During 2018, GwIA also progressed those areas that were identified by the 2017 EQA as opportunities for enhancement to existing practice. In response to the demerger announcement, the function commenced its preparations for creating two appropriately skilled and sized, independent internal audit functions, where previously there was a single function.

Having considered the findings of the internal effectiveness review performed by the Quality Assurance Director, the Committee concluded that GwIA had continued to operate in compliance with the requirements of GwIA policies, procedures and practice standards in all material respects and remained aligned to mandated objectives during 2018.

Internal control

Internal control and risk management systems	The Committee is responsible for reporting and making recommendations to the Board on the effectiveness of Group-wide internal control and risk management systems.

The Committee considered the outcome of the annual review of the systems of internal control and risk management. The review identified a number of areas for improvement, particularly in respect of the general IT control environment, and the necessary actions that have been or are being taken. The Audit Committees at group and subsidiary level collectively monitor outstanding actions regularly and ensure sufficient resource and focus is in place to resolve them within a reasonable time frame.

The Board confirmed that there is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group, which has been in place throughout the period and up to the date of this report and confirms that the system remains effective.

An update to the organisational structure and governance model for cyber security management, to further strengthen the Group's information security capabilities, was presented at a joint meeting of the Risk and Audit Committees in October 2018.

Governance

Group governance framework	The Group Governance Manual sets out the policies and procedures by which the Group operates within its framework of internal governance, taking into account relevant statutory and regulatory matters. It is a platform for mandating specific ways of working across the Group and each business unit attests annually to compliance with:
• Mandatory requirements set out in Group-wide policies, including matters which must be reported to the Group functions; and
• Matters requiring prior approval from those parties with delegated authority.

The Committee reviewed the results of the Group Governance Manual annual content review and the results of the year end certification of compliance with Group Governance Manual requirements for the year ended 31 December 2018.

Risk Committee report

This report describes how the Risk Committee has fulfilled its duties under its terms of reference during 2018.

Committee operation

The Committee assists the Board in providing leadership, direction and oversight of the Group's overall risk appetite and limits, risk strategy, and risk culture. It also oversees and advises the Board on current and future risk exposures of the Group, including those which have the potential to impact on the delivery of the Group's Business Plan. The Committee reviews the Group Risk Framework and recommends changes to it for approval by the Board to ensure that it remains effective in identifying and managing the risks faced by the Group. In March 2018, the Group announced the appointment of Mr Turner as Group Chief Risk Officer (CRO) and Executive Director. During the year, Ms Schroeder and Mr Watjen joined the Committee as members in March and November respectively.

The Committee received regular reports from the CRO, who is advised by the Group Executive Risk Committee (GERC). The Committee Chair provided feedback on the performance of the CRO to the Group Chief Executive Officer as part of the annual evaluation of the Board and its members. The Committee also received regular reports from the Group-wide Internal Audit and Compliance functions and updates from other areas of the business as needed.

Transformation activity and demerger of M&GPrudential

During 2018, a key area of consideration for the Committee was the risk associated with the Group's portfolio of key strategic change initiatives, including the merger and transformation programmes at M&GPrudential and the planned demerger of M&GPrudential from the rest of the Group. In March 2018, prior to the announcement of the demerger, the Committee considered the associated risks of proceeding and weighed them against the risks of retaining the current Group structure. Analyses of the key financial risks to the execution of the demerger under various stress scenarios were considered. During the year, the Committee considered updates, risk opinions, guidance and assurance on critical change and demerger activity.

Risk appetite and principal risks

During 2018 the Committee reviewed the Group's risk policies and the aggregate limits accompanying the Group risk appetite statements, updating limits where necessary to reflect changes in the Group's risk profile and the evolving regulatory and macroeconomic environments. The Committee also reviewed the principal risks facing the Group and received regular updates on these through the course of the year and received regular reports from the chief risk officers of the Material Subsidiaries. A fuller explanation of principal risks facing the Group and the way in which the Group manages these is set out in 'Group Risk Framework' above. During 2018, the Committee considered risk assessments and opinions on key areas covering the risks associated with the Group's Business Plan and executive remuneration, further details of which are noted below.

In respect of the Group's principal risks, the Committee continued to focus on those arising from the products the Group offers its customers, those inherent in the Group's investment portfolios and the risks that arise from the operation of its businesses. The Committee regularly reviewed the strength of our capital and liquidity positions, which included the results of stress and scenario analyses, and the significant ongoing changes to the regulatory framework and environment. In addition, the Committee closely monitored risks arising from the macroeconomic environment and the pace of regulatory developments across the globe.

In-depth reviews included consideration of the Jackson fixed annuity business and hedging programme. Reviews were also performed on the Group's credit risk exposures, in the context of the Committee's assessment of the global credit cycle, and into the Group's Asia business which included reviews of the product lifecycle in Singapore, persistency risk in Indonesia and fund management and modelling in the Group's Hong Kong and Singapore businesses. During the year the Committee continued to oversee the work required as a result of the continued applicability to the Group of the requirements under the Global Systemically Important Insurer (G-SII) regime, which included the approval of the 2018 Systemic Risk Management Plan, Liquidity Risk Management Plan and Recovery Plan.

Information security and privacy

Information security and data privacy also received attention from the Committee in 2018. During the year the Committee reviewed progress achieved on the implementation of the Group's plans on cyber defence. The Committee received updates on implementation activity to ensure compliance with the EU's General Data Protection Regulation (GDPR), which came into force in May 2018. In October 2018 a joint session with the Audit Committee on cyber security included an update on the Group-wide cyber security strategy and information security programme and was aimed at enhancing the knowledge of Non-executive Directors as well as providing an update on the progress of the Group's approach to cyber security.

Regulatory matters

The Committee reviewed the methodology and annual calibration of the Solvency II internal model, and also oversaw the submission of the Group's Major Model Change application in December 2018 in respect of the model. The Committee considered the Group results of field testing of the Insurance Capital Standards (ICS) in October 2018.

Following the announcement in August 2018 that the Hong Kong IA would become the Group's regulator after the demerger of M&GPrudential, updates on the discussions with the Hong Kong IA on the future regulatory relationship were provided as part of the CRO's regular reporting to the Committee.

Committee governance

The Committee works closely with the Audit Committee to ensure both Committees are updated and aligned on matters of common interest. Where responsibilities are perceived to overlap between the two Committees, Mr Law and Sir Howard agree the most appropriate Committee to consider the matter.

The Committee Chair has responsibility for ensuring the Committee operates effectively. In order to enable the Committee to provide constructive challenge to management, the Committee Chair encourages open debate and contributions from all Committee members. The Committee Chair reports to the Board in full after each meeting on the main matters discussed. An annual review of the Committee's effectiveness was carried out as part of the Board evaluation, described in more detail above. The Committee was found to be functioning effectively.

Committee members

Howard Davies (Chair)
David Law
Kai Nargolwala
Alice Schroeder (from March 2018)
Lord Turner
Tom Watjen (from November 2018)

Regular attendees

Chairman of the Board
Group Chief Executive
Group Chief Risk Officer
Chief Financial Officer
Group Regulatory and Government Relations Director
Group General Counsel and Company Secretary
Director of Group-wide Internal Audit
Dependent on the business to be discussed at each meeting, chief risk officers of the business units and members of the Group Risk Leadership Team are invited to attend each meeting as appropriate

Number of meetings in 2018: Five. (In addition a joint meeting was held with the Audit Committee)

How the Committee spent its time during 2018

	Feb	May	Jul	Oct	Dec
Markets and Group risk updates
Group risk update	•	•	•	•	•
Material Subsidiaries	•	•	•	•	•
Risk management
Group top risk identification	•		•
Top risk discussions	•	•	•	•	•
Business unit specific risk matters	•	•	•	•	•
Risk assessment of Business Plan					•
Risk function effectiveness	•
Risk culture					•
Risk oversight of remuneration	•		•		•
Transformation	•	•	•	•	•
Information security and privacy	•	•	•	•	•
Regulatory matters
Regulatory matters	•	•	•	•	•
Risk framework
Solvency II internal model development and changes	•	•	•		•
Group risk appetite review				•
Risk limit updates	•		•
Risk policy framework refresh			•		•
Risk-related compliance policies	•		•	•
Group-wide Internal Audit update	•	•	•	•	•
Governance and reporting
Full and half year risk disclosures	•		•
Global Systemically Important Insurer				•
Liquidity Risk Management Plan, Systemic Risk Management Plan and Recovery Plan				•
Solvency II reporting and governance processes		•
Own Risk and Solvency Assessment		•
Year-end ECap results		•
Group Regulatory and Compliance report	•	•	•	•	•
Committee terms of reference	•			•

Key matters considered during the year

Matter considered	How the Committee addressed the matter

Business Plan	As part of its role in overseeing and advising the Board on future risk exposures and strategic risks, the Committee reviewed Group Risk's assessment of the Group's Business Plan which covered a range of both financial and non-financial considerations including those associated with the demerger of M&GPrudential from the Group.
As part of the Group Risk's review of the annual Group Business Plan, Group Approved Limits were reviewed, updated and approved by the Committee.

Risk appetite	The Committee is responsible for recommending the Group's overall risk appetite and tolerance to the Board.

The Committee approved the Group Risk Appetite Statement, which sets aggregate risk limits in respect of capital requirements, earnings volatility and liquidity as well as maintaining the existing tolerance levels associated with each of these limits.

Risk framework and management	Annually, business units must assess and certify their compliance with the Group Risk Framework and risk policies as part of the annual Group Governance Manual certification. The certification process for risk policies is facilitated by Group Risk and subject to oversight by the Committee. In 2018, the Group Risk Framework and risk policies were subject to their annual review, with changes being approved by the Committee.

The Committee conducted its annual review of Risk effectiveness in February. It also approved the Group Risk Mandate, which formally sets out the purpose and responsibilities of the Group Risk function, and how it works with other functions and maintains oversight of business unit risk functions and their effectiveness in managing the key risks to the Group.

In December 2018, the Committee considered an update on activities supporting a positive risk culture across Prudential, including the developments and improvements implemented across the business units over the year.

The Committee considered the results of a number of 'deep dive' reviews undertaken during 2018. These focused on risks embedded within the existing portfolio of products in our US, Asia and UK businesses, as well as the risks arising from, and to, the demerger.

Transformation activity and demerger of M&GPrudential	In March 2018, the Group announced the planned demerger of M&GPrudential from the rest of the Group, further contributing to the portfolio of key strategic change activity across the Group. The Committee was provided with updates on this activity throughout the year, and considered the results of risk opinions, guidance and assurance on the demerger.

Analyses of the key financial risks to the execution of the demerger under various stress scenarios were considered.

Risk recommendations and observations were provided to the Committee on the key merger and transformation programmes currently ongoing at M&GPrudential.

Hong Kong Insurance Authority (IA)	In August 2018, it was announced that the Hong Kong IA would become the Group-wide supervisor for Prudential plc after the demerger of M&GPrudential. Key updates on the discussions with the Hong Kong IA on the future regulatory relationship were provided to the Committee as part of the CRO's regular reporting.

Information security and privacy	In July 2018, the Committee was provided with an update on the key deliverables relating to the Group's cyber resilience and, throughout 2018, the Committee received regular updates on Group-wide information security metrics providing a view of security posture across our businesses.

An update to the organisational structure and governance model for cyber security management, to further strengthen the Group's information security capability, was presented at a joint meeting of the Risk and Audit Committees in October.

In November 2018, Prudential participated in the annual FTSE 350 Cyber Governance Health Check survey, insights from which inform government policy on cyber security and contribute to guidance and support provided to industry and boards.

Key matters considered during the year

Matter considered	How the Committee addressed the matter

In the key area of data privacy, the Committee received updates throughout the year on progress on Group-wide implementation activity to ensure compliance with the General Data Protection Regulation.

Jackson oversight	The Committee received regular updates on the Jackson business throughout 2018, including updates on financial risk oversight over the business.
The Committee approved updates to key risk limits used in its monitoring of the financial risks to the Jackson business, in particular those over interest rate risk.
Additionally, the Committee considered the results of in-depth reviews performed on the Jackson fixed annuity business and hedging programme.

Group principal risks	The Committee evaluated the Group's principal risks, considering recommendations for promoting additional risks and changes in the scope of existing risks. The Committee received regular reporting on the principal risks and mitigating actions over the course of the year within the Group CRO's regular report to the Committee.

These reports also provided the Committee with regulatory updates; developments under Solvency II and the Group's internal model; the implications of the developing global capital standards including the engagement with the Hong Kong IA on the development of an industry group capital and risk management framework; and developments and the deliverables required as a result of the Group's designation as a Global Systemically Important Insurer.

Solvency II reporting	The Committee considered the Own Risk and Solvency Assessment report based on the outcomes of the Group's Business Plan and the full year 2017 risk and solvency positions prior to its approval by the Board. The report was also considered in light of the results of the Group's regular stress testing.

The Committee reviewed the methodology and annual calibration of the Solvency II internal model. The 2018 Major Model Change application was closely overseen by the Committee throughout the year and we approved the model changes as part of the submission of the application to the regulator.

Global Systemically Important Insurer (G-SII)	The Financial Stability Board (FSB) confirmed in November 2017 that the 2016 Global Systematically Important Insurer designation would continue to apply to the Group. As a result, in 2018 the Committee was required to consider and approve updated deliverables associated with the designation. These included the Systemic Risk Management Plan, Recovery Plan and Liquidity Risk Management Plan.

Stress testing	Stress and scenario testing is a key risk measurement and management tool for the Group. The Reverse Stress Test exercise was carried out which confirmed the Group's position as remaining resilient to certain business failure scenarios. The report related to the Group's year end 2017 position and was submitted to the PRA.
The Committee also considered the results of the 2018 European Insurance and Occupational Pensions Authority (EIOPA) Stress Tests, which were submitted to the PRA and EIOPA.

Remuneration	The Committee has a formal role in the provision of advice to the Remuneration Committee on risk management considerations in respect of executive remuneration.
The Committee considered reviews on the risk management considerations associated with annual incentive plans during the year and reports on remuneration-related matters.

Compliance and audit reporting	The Committee received regular reporting on key compliance risks and mitigation activity, and reviewed and approved updates to a number of regulatory compliance risk-related policies including those around anti-bribery and corruption, conflicts of interest and personal account dealing.
The Committee also received updates from Group-wide Internal Audit throughout the year.

Audit Committee Financial Expert

The Board has determined that David Law, Chair of the Audit Committee, qualifies as audit committee financial expert within the meaning of Item 16A of Form 20-F, and that David Law is independent within the meaning of Rule 10A-3 under the Exchange Act.

Governance – Differences between Prudential's Governance Practice and the NYSE Corporate Governance Rules

The application of the New York Stock Exchange (NYSE) corporate governance rules is restricted for foreign companies, recognizing that they have to comply with domestic requirements. As a foreign private issuer, Prudential must comply with the following NYSE rules:

  1
  The Company must satisfy the audit committee requirements of the SEC;
  2
  The Group Chief Executive must promptly notify the NYSE in writing after any executive officer of the Company becomes aware of any non-compliance with any applicable provisions of Section 303(A) of the NYSE's Listed Company Manual;
  3
  The Company must submit an executed written affirmation annually to the NYSE affirming the Company's compliance with applicable NYSE Corporate Governance Standards and submit an interim written affirmation notifying it of specified changes to its audit committee or a change to the Company's status as a foreign private issuer; and
  4
  The Company must provide a brief description of any significant difference between its corporate governance practices and those followed by US companies under the NYSE listing standards.

As a company listed on the London Stock Exchange, Prudential is required to comply with the Listing Rules, the Disclosure Guidance and Transparency Rules and the Prospectus Rules issued by the FCA. Prudential is also required, pursuant to the Listing Rules, to report on its compliance with the UK Corporate Governance Code (the "UK Code") which is issued by the Financial Reporting Council. Throughout 2018, the UK Code applicable to Prudential consisted of a number of main principles, supporting principles, and a series of more detailed provisions. The Listing Rules stipulate that Prudential must set out to shareholders how it has applied the main principles of the UK Code and a statement as to whether it has complied with all relevant provisions. Where it has not complied with all the applicable provisions of the UK Code, it must set out reasons for such deviation (the so-called "comply or explain" regime). The Financial Reporting Council published a revised version of the UK Corporate Governance Code in July 2018, which is applicable to accounting periods commencing on or after 1 January 2019. Prudential will be reporting on compliance with the revised UK Code in 2020, also on a comply or explain basis.

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

The Independence of directors is outlined in 'Board of Directors' above.

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

Every Non-executive Director must satisfy the Hong Kong Stock Exchange that he or she has the character, integrity, independence and experience to effectively fulfill his or her role. The HK Listing Rules set out a number of factors which may impact independence. Each independent Non-executive Director is asked, on an annual basis, to confirm whether any of the factors are relevant to their personal circumstances (without treating any such factor as necessarily conclusive).

Separation of duties

The NYSE Rules do not specify a requirement for roles of the CEO and the Chairman to be separate.

The UK Code requires that these roles be fulfilled by different individuals. As at 21 March 2019, the roles of the CEO and Chairman are fulfilled by Mike Wells and Paul Manduca respectively.

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

In accordance with Rule 10A-3 of the Exchange Act, Prudential is required to have an Audit Committee which complies with the requirements of that rule. The Audit Committee of Prudential complies with these requirements except that it is responsible for considering the appointment, re-appointment or removal of the auditor and to make recommendations to the Board, to be put to shareholders for consideration at the annual general meeting. Shareholders are asked at the annual general meeting to authorise the Audit Committee to set the remuneration of the auditor. Prudential's Audit Committee reviews the Company's internal financial controls and, unless expressly addressed by the Board itself, reviews the Company's internal control and risk management systems in relation to financial reporting. The Risk Committee has responsibility for the oversight of risk management.

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

The following is a summary of both the rights of Prudential shareholders including certain provisions of Prudential's Articles of Association (the Articles). Rights of Prudential shareholders are set out in the Articles or are provided for by English law. This document is a summary and, therefore, does not contain full details of the Articles. Prudential shareholders approved the adoption of new Articles of Association at the annual general meeting held 17 May 2018. A complete copy of the Articles has been filed as an exhibit to this Form 20-F. In addition, the Articles may be viewed on Prudential's website.

Issued share capital

The issued share capital as at 31 December 2018 consisted of 2,593,044,409 (2017: 2,587,175,445; 2016: 2,581,061,573) ordinary shares of 5 pence each, all fully paid up and listed on the London Stock Exchange and the Hong Kong Stock Exchange. As at 31 December 2018, there were 47,260 (2017: 48,086; 2016: 48,534) accounts on the register. Further information can be found in Note C10 to the consolidated financial statements.

As at 21 March 2019, the issued share capital of Prudential consisted of 2,593,258,619 ordinary shares of 5 pence each, all fully paid up and listed on the London Stock Exchange and the Hong Kong Exchange. No shares were held in treasury.

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

Where, under an employee share scheme, participants are the beneficial owners of the shares but not the registered owners, the voting rights are normally exercisable by the trustee on behalf of the registered owner in accordance with the relevant plan rules. The trustees would not usually vote any unallocated shares held in trust but they may do so at their discretion provided it would be considered to be in the best interests of the beneficiaries of the trust and permitted under the relevant trust deed.

As at 21 March 2019, Trustees held 0.37 per cent of the issued share capital under the various plans in operation.

Rights to dividends under the various plans are set out in 'Compensation and Employees' below.

Transfer of shares

In accordance with English company law, shares may be transferred by an instrument of transfer or through an electronic system (currently CREST) and no transfer is restricted except that the Directors may, in certain circumstances, refuse to register transfers of shares. If the Directors make use of that power, they must send the transferee notice of the refusal within two months.

Certain restrictions may be imposed from time to time by applicable laws and regulations (for example, insider trading laws) and pursuant to the Listing Rules of both the Financial Conduct Authority and the Hong Kong Stock Exchange, as well as under the rules of some of the Group's employee share plans.

Changes in share capital and authority to issue shares

Under English law directors require authority from shareholders, other than under certain types of employee share schemes, whenever shares are issued. Newly issued shares must first be offered to existing shareholders pro rata to their holdings (pre-emption rights) subject to certain exemptions, for example, where shares are issued for non-cash consideration or in respect of certain types of employee share schemes.

Prudential seeks authority from its shareholders on an annual basis to issue shares up to a maximum amount of which a defined number may be issued without pre-emption rights applying. Dis-application of statutory pre-emption procedures is also available for rights issues. The existing authorities to issue shares and dis-apply pre-emption rights are due to expire at the end of the 2019 annual general meeting of the Company when shareholder approval will be sought to renew those authorities.

Shares may not be consolidated or sub-divided without approval by an ordinary resolution of the shareholders.

Reductions in Prudential's issued share capital and share premium account must be approved by a special resolution of the shareholders and must be confirmed by an order of the court.

Subject to the Articles, if the share capital is divided into different classes of shares, the rights of any class of shares may be changed or deemed varied, only if such measure is approved by a special resolution passed at a separate meeting of the members of that class, or with the written consent of members holding at least three quarters of the shares of that class. At least two persons holding or representing by proxy at least one-third in nominal amount of the issued shares of the class must be present at such a meeting in person or by proxy to constitute a quorum.

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

Shares authorised but not issued

Preference shares

The Directors have authority to allot Sterling preference shares up to a maximum nominal amount of £20 million, Dollar preference shares up to a maximum nominal amount of US$20 million, and Euro preference shares up to a maximum nominal value of €20 million, the terms of which will be determined by the Board on allotment. This authority, originally granted in 2004 for five years was renewed most recently by shareholders at the 2014 annual general meeting and is due to expire in May 2019 (or at the 2019 annual general meeting, if earlier) unless renewed by shareholders. It is anticipated that shareholder approval will be sought to renew the authority at the 2019 annual general meeting of the Company.

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

At the Company's annual general meeting held on 17 May 2018, shareholders renewed the authority for Directors to issue Ordinary Shares or grant rights to subscribe for or to convert or exchange any security in the Company in connection with an issue of MCS. The authority gave the Company the ability to make allotments of equity securities pursuant to any proposal to issue MCS without the need to comply with the pre-emption requirements of the UK statutory regime. The authority is limited to approximately twenty per cent of the issued Ordinary Share capital of the Company as at 4 April 2018. The authority to allot MCS will expire at the earlier of 30 June 2019 or the conclusion of the Company's 2019 annual general meeting of the Company when shareholder approval will be sought to renew the authority.

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

A number of dividend waivers are in place and these relate to Ordinary Shares issued but not allocated under the Group's employee share plans. These shares are primarily held by the Trustees and will, in due course, be used to satisfy requirements under the Group's employee share plans.

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

Save for where a holder has failed to pay any monies payable in respect of his Ordinary Shares following a call by the Company, holders of partly paid Ordinary Shares may attend, be counted in the quorum at meetings and vote. If more than one joint shareholder votes, only the vote of the shareholder whose name appears first in the register is counted. A shareholder whose shareholding is registered in the name of a nominee may only attend and vote at a general meeting if appointed by his or her nominee as a proxy or a corporate representative. Any shareholder who is entitled to attend and vote at a general meeting may appoint one or more proxies to attend and vote at the meeting on his or her behalf.

Shareholders resident abroad

There are no limitations on non-resident or foreign shareholders' rights to own Prudential securities or exercise voting rights where such rights are given under English company law.

Board of Directors

Subject to the Articles and to any directions given by special resolution by shareholders, the business of the Company is managed by the Board, which may exercise all the powers of the Company. However, the Company's shareholders must approve certain matters, such as changes to the share capital and the election and re-election of Directors. Directors are appointed subject to the Articles. The Board may appoint Directors to fill vacancies and appoint additional Directors who hold office until the next annual general meeting. The Articles require that each Director must have beneficial ownership of a given number of Ordinary Shares. The number of Ordinary Shares is determined by ordinary resolution at a general meeting and is currently 2,500.

Shareholders may appoint and remove Directors by ordinary resolution at a general meeting of the Company. The UK Corporate Governance Code contains a provision that all Directors should stand for annual re-election at each annual general meeting. In line with these provisions, all Directors, except those who are retiring or being appointed for the first time, are expected to stand for re-election at the 2019 annual general meeting.

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

Market data is also reviewed so that salaries remain in a competitive range, relative to each Executive Director's local market.

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

In addition, the Chief Executive, Prudential Corporation Asia receives statutory contributions into the Mandatory Provident Fund.

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

The Chief Executive, M&G has a bonus opportunity of the lower of six times salary or 0.75 per cent of M&G's operating profit. For other Executive Directors the maximum AIP opportunity is up to 200 per cent of salary. Annual awards are disclosed in the relevant Annual report on remuneration.

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

The maximum vesting under the PLTIP is 100 per cent of the original share award plus accrued dividend shares.

Element	Operation	Opportunity

Share ownership guidelines	The guidelines for share ownership are as follows:

•

400 per cent of salary for the Group Chief Executive; and

•

250 per cent of salary for other Executive Directors.

Executives have five years from the implementation of these increased guidelines (or from the date of their appointment, if later) to build this level of ownership. Shares earned and deferred under the AIP are included in calculating the Executive Director's shareholding for these purposes. Unvested share awards under long-term incentive plans are not included but vested share awards under long-term incentive plans which are subject to the two-year holding period are included.

Progress against the share ownership guidelines is detailed in the Statement of Directors' shareholdings section of the Annual report on remuneration.

Malus and clawback policy

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

Any matter arises which the Committee believes affects or may affect the reputation of the Company or any member of the Group.

Clawback Allows cash and share awards to be recovered before or after release in certain circumstances.	Where at any time before the fifth anniversary of the start of the performance period, either (i) there is a materially adverse restatement of the Company's published accounts in respect of any financial year which (in whole or part) comprised part of the performance period; or (ii) it becomes apparent that a material breach of a law or regulation took place during the performance period which resulted in significant harm to the Company or its reputation, and the Committee considers it appropriate, taking account of the extent of the participants' responsibility for the relevant restatement or breach, that clawback be applied to the relevant participant.

The full Directors' remuneration policy sets out the Committee's powers in respect of Executive Directors joining or leaving the Board, where a change in performance conditions is appropriate or in the case of corporate transactions (such as a takeover, merger or rights issue). The policy also describes legacy long-term incentive plans under which some Executive Directors continue to hold awards.

Subsequent to the approval of the Directors' remuneration policy by our shareholders, we have determined that for PLTIP awards granted in 2019 and subsequent years the proportion vesting for threshold performance will be reduced from 25 per cent to 20 per cent of the maximum opportunity, and externally recruited Executive Directors appointed on or after 1 March 2019 will be offered pension benefits of 20 per cent of salary, rather than the current level of 25 per cent of salary.

Scenarios of total remuneration

The following chart provides an illustration of the future total remuneration for each Executive Director in respect of their remuneration opportunity for 2019. Three scenarios of potential outcome are provided based on underlying assumptions shown in the notes to the chart. In line with changes to Schedule 8 of The Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013 which would apply from the next Directors' remuneration policy, we have indicated the maximum remuneration that would be delivered to each Executive Director by a 50 per cent share price growth during the relevant performance period.

The Committee is satisfied that the maximum potential remuneration of the Executive Directors is appropriate. Prudential's policy is to offer Executive Directors remuneration which reflects the performance and experience of the executive, internal relativities and Group and/or business unit financial performance. In order for the maximum illustrated total remuneration to be payable:

  •
  Financial performance must exceed the Group and/or business unit's stretching business plan;
  •
  Relative TSR must be at or above the upper quartile relative to the peer group;
  •
  The balanced scorecard, aligned to the Group's strategic priorities, must be fully satisfied;
  •
  Functional and personal performance objectives must be fully met;
  •
  Performance must be achieved within the Group's and business units' risk framework and appetites; and
  •
  The Company's share price must grow by 50 per cent over three years.

Note

The scenarios in the chart above have been calculated on the following assumptions:

	Minimum	In line with expectations	Maximum

Fixed pay

-

Base salary at 1 January 2019.

-

Pension allowance at 1 January 2019.

-

Estimated value of benefits based on amounts paid in 2018. For Michael Falcon this has been based on the value of benefits paid to his predecessor, Barry Stowe.

-

Nic Nicandrou and Michael Falcon are paid in HK$ and US$ respectively and figures have been converted to GBP for the purposes of this chart.

Annual bonus	No bonus paid.	- 50% of maximum AIP. - Jackson bonus pool at the average of the last three years.	- 100% of maximum AIP. - Jackson bonus pool at highest of the last three years.

Long-term incentives (excludes dividends)	No PLTIP vesting.	- Vesting of 62.5% of award under PLTIP (midway between threshold and maximum).	- Vesting of 100% of award under PLTIP; plus - Share price growth of 50% over three years.

Remuneration for Non-executive Directors and the Chairman

Fees	Benefits	Share ownership guidelines

Non-executive Directors	All Non-executive Directors receive a basic fee for their duties as a Board member. Additional fees are paid for added responsibilities such as chairmanship and membership of committees or acting as the Senior Independent Director. Fees are paid to Non-executive Directors in cash. Fees are reviewed annually by the Board with any changes effective from 1 July.

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

-

Health and wellness benefits;

-

Protection and security benefits;

-

Transport benefits;

-

Reimbursement of business expenses (and any associated tax liabilities) incurred when travelling overseas in performance of duties; and

-

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

In setting the Directors' remuneration policy, the Committee considers a range of factors including:

Statement of consideration of conditions elsewhere in the Group

Across the Group, remuneration is reviewed regularly with the intention that all employees are paid appropriately in the context of their local market and given their individual skills, experience and performance. Each business unit's salary increase budget is set with reference to local market conditions. The Committee considers salary increase budgets in each business unit when determining the salaries of Executive Directors.

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

Statement of consideration of shareholder views

The Committee and the Company undertake regular consultation with key institutional investors on the remuneration policy and its implementation. This engagement is led by the Remuneration Committee Chair and is an integral part of the Company's investor relations programme. The Committee is grateful to shareholders for their feedback and takes this into account when determining executive remuneration.

ANNUAL REPORT ON REMUNERATION

The Board has established Audit, Remuneration, Risk and Nomination & Governance Committees as principal standing committees of the Board. These committees form a key element of the Group governance framework.

The operation of the Remuneration Committee

Members
Anthony Nightingale (Chair of the Committee)
Kai Nargolwala
Philip Remnant
Thomas Watjen
Fields Wicker-Miurin (member since 3 September 2018)

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

  -
  Determining and recommending to the Board for approval, the framework and policy for the remuneration of the Chairman, Executive Directors and other members of the Group Executive Committee;
  -
  Approving the design of performance-related pay schemes operated for the Executive Directors and other members of the Group Executive Committee, and determining the targets and individual payouts under such schemes;
  -
  Reviewing the design and development of all share plans requiring approval by the Board and/or the Company's shareholders;
  -
  Approving the share ownership guidelines for the Chairman and Executive Directors and other members of the Group Executive Committee, and monitoring compliance;
  -
  Reviewing and approving individual packages for the Executive Directors and other members of the Group Executive Committee, and the fees of the Chairman and the Non-executive Directors of the Group's material subsidiaries;
  -
  Reviewing and approving packages to be offered to newly recruited Executive Directors and other members of the Group Executive Committee;
  -
  Reviewing and approving the structure and quantum of any severance package for Executive Directors and other members of the Group Executive Committee to ensure they are fair and do not reward failure;
  -
  Ensuring the process for establishing remuneration policy is transparent and consistent with the Group's risk framework and appetites, encouraging strong risk management and solvency management practices;
  -
  Reviewing the workforce remuneration practices and related policies across the Group when setting the remuneration policy for Executive Directors, as well as the alignment of incentives and awards with culture;
  -
  Monitoring the remuneration and risk management implications of remuneration of senior executives across the Group, other selected roles and those with an opportunity to earn in excess of £1 million in a particular year; and
  -
  Overseeing the implementation of the Group remuneration policy for those roles within scope of the specific arrangements referred to in Article 275 of Solvency II.

In 2018, the Committee met five times. Key activities at each meeting are shown in the table below:

Meeting	Key activities

Early March 2018	Approve the 2017 Directors' remuneration report and the Gender pay gap report; consider 2017 bonus awards for Executive Directors; consider vesting of the long-term incentive awards with a performance period ending on 31 December 2017; approve 2018 long-term incentive awards, performance measures and plan documentation; note an update on regulation affecting remuneration; and review the appointment of the Committee's independent adviser.

Mid-March 2018	Confirm 2017 annual bonuses and the vesting of long-term incentive awards with a performance period ending on 31 December 2017, in light of audited financial results.

June 2018	Consider performance for outstanding long-term incentive awards, based on the half-year results; review the remuneration of senior executives across the Group, employees with a remuneration opportunity over £1 million per annum and employees within the scope of the Solvency II remuneration rules; review progress towards share ownership guidelines by the Chairman, Executive Directors and other Group Executive Committee members; approve the expense approval process for the Group Chief Executive and Chairman; and approve the Chairman's fees.

September 2018	Review proposed 2019 remuneration arrangements for Executive Directors ahead of consultation with shareholders; note an update on regulation affecting remuneration; review the potential impact of the demerger on remuneration arrangements; review gender pay gap reporting data; and approve the Committee's terms of reference for recommendation to the Board.

December 2018	Review level of participation in the Company's all-employee share plans and dilution levels resulting from the Company's share plans; consider the potential impact of the demerger on remuneration arrangements; approve Group Executive Committee members' 2019 salaries and incentive opportunities; consider the annual bonus measures and targets to be used in 2019; review an initial draft of the 2018 Annual report on remuneration; approve the Committee's 2019 Schedule of Business; approve the fees for independent non-executive directors of Material Subsidiaries; and note an update on regulation affecting remuneration.

Additionally, a number of resolutions in writing were approved by the Committee between these meetings relating to the approval of the Solvency II Remuneration Policy Statement covering the 2017 financial year; new Executive Directors' remuneration arrangements and separation arrangements for those Executive Directors who stepped down from the Board; joining arrangements for the new Chairman and Chief Executive Officer, NABU; and the M&GPrudential Chairman's fee.

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

During 2018, Deloitte LLP was the independent adviser to the Committee. Deloitte was appointed by the Committee in 2011 following a competitive tender process. As part of this process, the Committee considered the services that Deloitte provided to Prudential and its competitors, as well as other potential conflicts of interest. Deloitte is a member of the Remuneration Consultants' Group and voluntarily operates under their code of conduct when providing advice on executive remuneration in the UK. Deloitte regularly meets with the Chair of the Committee without management present. The Committee is comfortable that the Deloitte engagement partner and team providing remuneration advice to the Committee do not have connections with Prudential that may impair their independence and objectivity. The total fees paid to Deloitte for the provision of independent advice to the Committee in 2018 were £48,400 (2017: £56,000) charged on a time and materials basis. During 2018, Deloitte gave Prudential management advice on remuneration, as well as providing guidance on capital optimisation, digital and technology, taxation, internal audit, real estate, global mobility and other financial, risk and regulatory matters. Remuneration advice is provided by an entirely separate team within Deloitte. As set out in the table above, the Committee reviewed Deloitte's appointment during 2018 and considered Deloitte to be independent.

In addition, management received external advice and data from a number of other providers. This included market data and legal counsel. This advice, and these services, are not considered to be material.

During the year, the Company has complied with the appropriate provisions of the UK Corporate Governance Code regarding Directors' remuneration.

Table of 2018 Executive Director total remuneration (the 'single figure')

				Of which:
£000s	2018 salary	2018 taxable benefits*	2018 total bonus	Amount paid in cash	Amount deferred into Prudential shares†	2018 LTIP releases‡	2018 pension benefits§	Total 2018 remuneration the 'single figure'¶

Mark FitzPatrick	745	89	1,241	745	496	-	186	2,261
John Foley	781	123	1,186	712	474	1,511	195	3,796
Nic Nicandrou[1,6]	1,023	396	1,692	1,015	677	1,433	258	4,802
Anne Richards[2]	249	102	-	-	-	-	62	413
Barry Stowe[3,6]	867	70	4,935	2,961	1,974	2,761	217	8,850
James Turner[4]	521	109	793	476	317	347	130	1,900
Mike Wells[5]	1,126	407	2,133	1,280	853	3,486	282	7,434

Total	5,312	1,296	11,980	7,189	4,791	9,538	1,330	29,456

*
Benefits include (where provided) the cost of providing the use of a car and driver, medical insurance, security arrangements and relocation/expatriate benefits.
†
The deferred part of the bonus is subject to malus and clawback in accordance with the malus and clawback policies but no further conditions.
‡
In line with the regulations, the estimated value of the 2018 PLTIP releases has been calculated based on the average share/ADR price over the last three months of 2018 (£15.34/US$39.41) and includes the accumulated dividends delivered in the form of shares/ADRs. The actual value of PLTIPs, based on the share price on the date awards are released, will be shown in the 2019 report. In line with the early adoption of requirements under the UK Companies (Miscellaneous Reporting) Regulations 2018, it is estimated that 15.3 per cent of the value of the 2018 LTIP releases is attributable to share price growth over the vesting period as awards were granted using a share/ADR price of £12.99/US$37.29 in 2016. The Committee concluded that no discretion will be applied in determining the remuneration resulting from the 2018 LTIP releases as a result of share price appreciation.
§
2018 pension benefits include cash supplements for pension purposes and contributions into DC schemes.
¶
Each remuneration element is rounded to the nearest £1,000 and totals are the sum of these rounded figures. Total remuneration is calculated using the methodology prescribed by Schedule 8 of Statutory Instrument 2013 No. 1981 - The Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013.

Notes

1
To facilitate Nic Nicandrou's relocation to Hong Kong, Nic's benefits include £267,000 to cover accommodation.
2
Anne Richards stepped down from the Board on 10 August 2018. The remuneration above was paid in respect of her service as an Executive Director.
3
Barry Stowe retired from the Board on 31 December 2018.
4
James Turner was appointed to the Board on 1 March 2018.
5
To facilitate his appointment as Group Chief Executive and move to the UK in 2015, Mike Wells's benefits include £311,000 to cover mortgage interest, which ceased effective 30 November 2018.
6
Barry Stowe and Nic Nicandrou are paid in their local currency and exchange rate fluctuations will therefore impact the reported sterling value.

Table of 2017 Executive Director total remuneration (the 'single figure')

				Of which:
£000s	2017 salary	2017 taxable benefits*	2017 total bonus	Amount paid in cash	Amount deferred into Prudential shares†	2017 LTIP releases‡	2017 pension benefits§	Total 2017 remuneration the 'single figure'¶

Mark FitzPatrick[1]	335	18	1,197	718	479	-	84	1,634
John Foley	765	115	1,283	770	513	2,243	191	4,597
Penny James[2]	478	81	-	-	-	-	119	678
Nic Nicandrou3, [8]	869	303	1,414	848	566	1,901	218	4,705
Anne Richards[4]	400	153	2,400	1,440	960	-	100	3,053
Barry Stowe[5,8]	880	59	5,354	3,212	2,141	3,028	220	9,541
Mike Wells[6]	1,103	493	2,072	1,243	829	4,616	276	8,560
Tony Wilkey[7]	490	456	787	472	315	2,819	123	4,675

Total	5,320	1,678	14,507	8,703	5,803	14,607	1,331	37,443

*
Benefits include (where provided) the cost of providing the use of a car and driver, medical insurance, security arrangements and relocation/expatriate benefits.
†
The deferred part of the bonus is subject to malus and clawback in accordance with the malus and clawback policies but no further conditions.
‡
In line with the regulations, the estimated value of 2017 LTIP releases has been recalculated based on the actual share/ADR price on the date awards were released, being £17.47/US$49.24 for the March release and a share/ADR price of £18.41/US$49.38 in the June release. The restated value of those awards released in June also reflects dividends paid on those awards in the previous month.
§
2017 pension benefits include cash supplements for pension purposes and contributions into Defined Contribution (DC) schemes.
¶
Each remuneration element is rounded to the nearest £1,000 and totals are the sum of these rounded figures. Total remuneration is calculated using the methodology prescribed by Schedule 8 of Statutory Instrument 2013 No. 1981 - The Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013.

Notes

1
Mark FitzPatrick was appointed to the Board on 17 July 2017.
2
Penny James stepped down from the Board on 30 September 2017. The remuneration above was paid in respect of her service as an Executive Director.
3
To facilitate Nic Nicandrou's relocation to Hong Kong to take up his new role as Chief Executive, Prudential Corporation Asia, Nic's benefits include relocation support being temporary accommodation of £126,000 and tax and immigration advice of £33,000.
4
To facilitate her appointment as Chief Executive, M&G, in 2016 Anne Richards's benefits include travel costs from Anne's home in Edinburgh to London of £15,000.
5
Barry Stowe's bonus figure excludes a contribution of £16,200 from a profit sharing plan which has been made into a 401(k) retirement plan in respect of his role as Chairman & CEO, NABU. This is included under 2017 pension benefits.
6
To facilitate his appointment as Group Chief Executive and move to the UK in 2015, Mike Wells's benefits include £340,000 to cover mortgage interest and £37,000 to cover home leave flights.
7
Tony Wilkey stepped down from the Board on 17 July 2017. The remuneration above was paid in respect of his service as an Executive Director. His benefits include £148,000 for housing, £24,000 for home leave flights and a £235,000 Executive Director Location Allowance. Two of the LTIP releases relate to his previous role, prior to his service as an Executive Director.
8
Barry Stowe, Tony Wilkey and, following his appointment as Chief Executive, Prudential Corporation Asia, Nic Nicandrou are paid in their local currency and exchange rate fluctuations will therefore impact the reported sterling value.

Remuneration in respect of performance in 2018

Base salary

Executive Directors' salaries were reviewed in 2017 with changes effective from 1 January 2018. When the Committee took these decisions it considered:

  •
  The salary increase budgets for other employees, which vary across our business units, reflecting local market conditions;
  •
  The performance and experience of each Executive Director;
  •
  The relative size of each Executive Director's role; and
  •
  The performance of the Group.

As reported last year, after careful consideration by the Committee, all Executive Directors received a salary increase of 2 per cent. The 2018 salary increase budgets for other employees across our business units were between 2.5 per cent and 10 per cent. No changes were made to Executive Directors' maximum opportunities under either the annual incentive or the long-term incentive plans.

To provide context for the market review, information was also drawn from the following market reference points:

Executive	Role	Benchmark(s) used to assess remuneration

Mark FitzPatrick	Chief Financial Officer	- FTSE 40 - International insurance companies

John Foley	Chief Executive, M&GPrudential	- FTSE 40 - International insurance companies

Nic Nicandrou	Chief Executive, Prudential Corporation Asia	- Willis Towers Watson Asian Insurance Survey

Anne Richards	Chief Executive, M&G	- McLagan UK Investment Management Survey - International insurance companies

Barry Stowe	Chairman & CEO, NABU	- Willis Towers Watson US Financial Services Survey - LOMA US Insurance Survey

James Turner[1]	Group Chief Risk Officer	- FTSE 40 - FTSE 50 insurers

Mike Wells	Group Chief Executive	- FTSE 40 - International insurance companies

Note

1
James Turner was appointed to the role of Group Chief Risk Officer and to the Board on 1 March 2018. His salary was reviewed on appointment.

As a result, Executive Directors received the following salary increases:

Executive Director	2017 salary	2018 salary

Mark FitzPatrick[1]	£730,000	£745,000
John Foley	£765,000	£781,000
Nic Nicandrou[2]	HK$10,500,000	HK$10,710,000
Anne Richards[3]	£400,000	£408,000
Barry Stowe	US$1,134,000	US$1,157,000
James Turner[4]	N/A	£625,000
Mike Wells	£1,103,000	£1,126,000

Notes

1
Mark FitzPatrick was appointed Chief Financial Officer on 17 July 2017. The annualised 2017 salary above was paid in respect of his service as Chief Financial Officer.
2
Nic Nicandrou was appointed Chief Executive, Prudential Corporation Asia on 17 July 2017. The annualised 2017 salary above was paid in respect of his service as Chief Executive, Prudential Corporation Asia.
3
Anne Richards stepped down from the Board on 10 August 2018. Her employment with the Company ended on 30 November 2018 and her 2018 annualised salary is illustrated above.
4
James Turner was appointed to the Board on 1 March 2018. The annualised 2018 salary above was paid in respect of his service as Group Chief Risk Officer.

Pension entitlements

Pension provisions in 2018 were:

Executive Director	2018 pension arrangement	Life assurance provision

Barry Stowe	Pension supplement of 25 per cent of salary, part of which is paid as a contribution to an approved US retirement plan.	Two times salary

Nic Nicandrou	Pension supplement in lieu of pension of 25 per cent of salary and a HK$18,000 employer payment to the Hong Kong Mandatory Provident Fund.	Eight times salary

UK-based executives	Pension contribution to defined contribution plan and/or pension supplement in lieu of pension of 25 per cent of salary.	Up to four times salary plus a dependants' pension

John Foley previously participated in a non-contributory defined benefit scheme that was open at the time he joined the Company. The scheme provided an accrual of 1/60th of final pensionable earnings for each year of pensionable service. John received pension payments of £15,636 per annum which increased to £16,061 per annum from 1 April 2018, in line with the Consumer Prices Index. The pension will continue to be subject to statutory increases in line with the Consumer Prices Index.

Annual bonus outcomes for 2018

Target setting

For the financial AIP metrics which comprise 80 per cent of the bonus opportunity for all Executive Directors apart from the Group Chief Risk Officer, the performance ranges are set by the Committee prior to, or at the beginning of, the performance period. These ranges are based on the annual business plans approved by the Board and reflect the ambitions of the Group and business units, in the context of anticipated market conditions.

Personal objectives comprise 20 per cent of the bonus opportunity for all Executive Directors apart from the Group Chief Risk Officer, for whom this accounts for 50 per cent of the total bonus opportunity. These objectives are established at the start of the year and reflect the Company's Strategic Priorities set by the Board.

In line with the remuneration requirements of Solvency II, functional objectives account for the remaining 50 per cent of the Group Chief Risk Officer's bonus opportunity. These are based on the Group Risk Plan and are developed with input from the Chairman of the Group Risk Committee.

AIP payments are subject to meeting Solvency II minimum capital thresholds which are aligned to the Group and business unit risk framework and appetites (as adjusted for any Group Risk Committee and/or business unit risk committees approved counter-cyclical buffers).

The Committee also seeks advice from the Group Risk Committee on risk management considerations to be applied to remuneration architecture and performance measures. This is to ensure risk management culture and conduct is appropriately reflected in the design and operation of Executive Directors' remuneration.

Executive Directors' 2018 bonuses were determined by the achievement of four Group measures, namely operating profit, free surplus, EEV new business profit and cash flow, which are aligned to the Group's growth and cash generation focus.

In compliance with Solvency II, the weightings of the Group Chief Risk Officer's AIP performance targets relate to a combination of functional and personal measures only.

Performance assessment

The Committee determines the overall value of the bonus, taking account of the inputs described above and any other factors which it considers relevant. The table below illustrates the weighting of performance measures for 2018 and the level of achievement under the AIP. The total bonus outcomes reflect the strong performance during the year as discussed in this section and in the Annual Statement from the Chairman of the Remuneration Committee.

	Weighting of measures (% of total bonus opportunity)			Achievement against performance measures		2018 AIP outcome[1]

Executive Director	Group financial measures	Business unit financial measures	Personal / functional objectives	Financial measures (%)	Personal / functional objectives (%)	(% of total bonus opportunity)

Mark FitzPatrick	80%	-	20%	94%	99%	95%

John Foley	20%	60%	20%	82%	92%	84%

Nic Nicandrou	20%	60%	20%	94%	84%	92%

Anne Richards[2]	20%	60%	20%	N/A	N/A	nil

Barry Stowe[3]	80%	-	20%	94%	83%	92%

James Turner	-	-	100%	N/A	95%	95%

Mike Wells	80%	-	20%	94%	96%	95%

Notes

1
All bonus awards are subject to 40 per cent deferral for three years and the deferred bonus will be paid in Prudential plc shares or ADRs.

2
Anne Richards stepped down from the Board on 10 August 2018. Her employment with the Company ended on 30 November 2018. No 2018 bonus was awarded.
3
Barry Stowe retired from the Board on 31 December 2018 and remained eligible to receive his 2018 AIP award. Barry Stowe is also eligible to receive 10 per cent of the Jackson bonus pool.

Financial performance

The Committee reviewed performance against the performance ranges at its meeting in March 2019. 2018 Group operating profit and Group free surplus generation exceeded the stretching targets established by the Board. All of our business units achieved target remittances levels and, although lower than the prior period, we achieved our objective to balance net remittances sufficient to cover the dividend and corporate costs, with reinvestment in profitable opportunities within the business units, and maintained significant cash stock at the centre. The business unit remittances contributed to Group cashflow, which approached the maximum target. Group EEV new business profit was between threshold and plan.

The Committee considered a report from the Group Chief Risk Officer which had been approved by the Group Risk Committee. This report confirmed that the 2018 results were achieved within the Group's and business units' risk framework and appetite. The Group Chief Risk Officer also considered the effectiveness of risk management and internal controls, and specific actions taken to mitigate risks, particularly where these may be at the expense of profits or sales. The report also confirmed that the Group met Solvency II minimum capital thresholds which were aligned to the Group and business unit risk framework and appetites. The Group Chief Risk Officer's recommendations were taken into account by the Committee when determining AIP outcomes for Executive Directors.

The level of performance required for threshold, plan and maximum payment against the Group's 2018 AIP financial measures and the results achieved are set out below.

2018 AIP measure	Weighting	Threshold (£m)	Plan (£m)	Maximum (£m)	Achievement (£m)

Group operating profit	35%	3,691	3,991	4,290	4,827

Group free surplus generated	30%	3,235	3,370	3,572	4,047

Group cash flow	20%	(237)	10	93	58

Group EEV new business profit	15%	3,663	3,897	4,053	3,877

The Committee had regard to the achievement against the performance measures and the Group Chief Risk Officer's report and decided not to apply a discretionary adjustment to the arithmetic outcome under the financial element of the 2018 bonus. The Board believes that, due to the commercial sensitivity of the business unit targets, disclosing further details of these targets may damage the competitive position of the Group.

Personal performance

As set out in our Directors' remuneration policy, a proportion of the annual bonus for each Executive Director is based on the achievement of personal objectives including:

  •
  The executive meeting their individual conduct and customer measures;
  •
  The executive's contribution to Group strategy as a member of the Board; and
  •
  Specific goals related to the business or function for which they are responsible and progress on major projects including the demerger.

At the end of the year the Committee considered the performance of each Executive Director against objectives established at the start of the year. At its meeting in March 2019 it concluded that there had been a high level of performance against these 2018 objectives, as summarised below. All executives met their individual conduct measures and there was a high level of individual contribution made by each Executive Director to the achievement of Group strategy during 2018.

Business	Overview of objectives	2018 performance against objectives

Group Head Office	Objectives included progressing the demerger of the M&GPrudential business from Prudential plc, developing relationships with stakeholders, enhancing external publications, continued development of executive bench strength and leveraging digital opportunities.

•

Announced the demerger of M&GPrudential from Prudential plc resulting in two separately-listed companies, each with its own distinct investment prospects in order to further strengthen two already strong businesses for the benefit of customers;

•

Announced that the Hong Kong Insurance Authority would be the Group-wide supervisor after the demerger of M&GPrudential;

•

Raised £1.6 billion of subordinated debt, with substitution clauses to be activated on demerger, supporting the capital rebalancing across Prudential plc and M&GPrudential; and

•

Won the Insurance category of Management Today's 'Britain's Most Admired Companies' award for the second consecutive year.

Prudential Corporation Asia and Africa	Objectives included leveraging digital opportunities, diversifying distribution channels, continued development of executive bench strength, developing Eastspring Investments and growing the Group's Africa footprint.

•

Entered a new partnership with Alkanza and built a robo-advice platform to create bespoke portfolios for our wealth management clients in Taiwan;

•

Launched our innovative and exclusive partnership with Babylon Health to bring a comprehensive set of digital health tools to our customers which is part of our ambition to make healthcare more accessible and affordable in Asia;

•

Established Eastpring's wholly foreign-owned enterprise in Shanghai and extended our asset management presence to Thailand following the acquisition of TMB Asset Management;

•

Eastspring Investments named both largest retail asset manager and largest institutional asset manager in Asia, excluding Japan, in the Asia Asset Management annual rankings;

•

Won top honours in this year's Asian Investor's Institutional Excellence Awards; and

•

Extended our long-term partnership with Standard Chartered Bank in Ghana and signed a long-term exclusive partnership with Zambia's largest retail bank, Zambia National Commercial Bank Plc to enable our products to be offered to more than a million new customers across the country.

Business	Overview of objectives	2018 performance against objectives

North American Business Unit	Objectives included leveraging digital opportunities, developing our product range and focusing on core business areas.

•

Launched Jackson's Financial Freedom For Life campaign to encourage Americans to sign up for an annuity that will protect them in retirement;

•

Collaborated with the Envestnet Insurance Exchange to offer our products on its platform;

•

Jackson launched MarketProtector and MarketProtector Advisory, two new fixed annuities with index-linked interest to provide consumers with a combination of tax-deferred investment growth, protection from market risk and the flexibility to adapt to changing needs in retirement;

•

Entered into a key distribution partnership with State Farm, further strengthening our market-leading distribution footprint; and

•

Won the Contact Centre World Class CX Certification and Highest Customer Service for the Financial Industry awards by The Service Quality Measurement Group,  Inc.

M&GPrudential	Objectives included completing the sale of the shareholder annuity portfolio to Rothesay Life Plc, progressing the demerger of the M&GPrudential business from Prudential plc, continuing to build positive relationships with regulators, leveraging digital opportunities, developing our range of products and investment offerings, and continued development of executive bench strength.

•

Reinsured £12 billion of UK annuity policies and completed the first stages at the High Court of England & Wales for the transfer of Prudential UK annuities to Rothesay Life Plc;

•

Established a new M&GPrudential leadership team, implemented a new governance model and built a set of unified corporate support services in preparation for demerger from Prudential plc;

•

Introduced a new digital service for investment bond customers which has reduced cash withdrawal waiting times by almost 80 per cent; and

•

Launched the Luxembourg SICAV fund range with £21 billion assets under management as an investment in international growth and to minimise disruption of Brexit for customers.

Functional performance

The Chair of the Group Risk Committee undertakes the assessment of performance against functional objectives for the Group Chief Risk Officer. 2018 achievement is summarised below:

Overview of functional objectives	2018 performance against objectives

Defining and maintaining a Group-wide risk policy, appetite and business unit limits and triggers framework, and oversight/controlling of adherence to this framework.

Ensuring the Group Risk Function maintains appropriate risk oversight across the Group, and enabling the Group Risk Committee and Board to discharge their responsibilities in respect of risk management.

Delivering regulatory requirements, including those required under Solvency II, the Group's Own Risk and Solvency Assessment, and those relating to the Group's designation as a Global Systemically Important Insurer.

Providing risk guidance, opinion and assurance on critical transformation activity, including the demerger.

•

Successfully enhanced an appropriately defined system of policies, risk appetites and limits. Provided strong oversight of Group-wide adherence in accordance with the requirements of the Group Risk Mandate.

•

Provided key insight and analysis on emerging issues to the Group Risk Committee and Board throughout the year, facilitating the performance of their respective duties.

•

Strengthened focus on areas of strategic risk, significantly enhancing Group-wide transformation oversight delivering assurance, risk guidance and opinions on critical transformation activity.

•

Delivered an extensive set of regulatory deliverables, including the Group's ORSA Report, Systemic Risk Management Plan, Liquidity Risk Management Plan and Recovery Plan. Ensured appropriate internal model validation per Solvency II requirements.

•

Positive engagement with regulatory bodies throughout the year, including proactive engagement with the Hong Kong Insurance Authority as the regulator-elect for the international Group.

2018 Jackson bonus pool

In 2018, the Jackson bonus pool was determined by Jackson National Life Insurance Company's profitability, remittances to Group and advisory sales. Across all these measures Jackson National Life Insurance Company delivered strong performance, and more detail on that performance is set out below. The Committee also considered performance in a number of key activities and the delivery against certain non-financial Group requirements. As a result of this assessment, the Committee determined that Barry Stowe's share of the bonus pool was US$4,886,910.

Outcome of bonus assessments

On the basis of the strong performance of the Group and its business units and the Committee's consideration of the total bonus value in light of its view of all relevant circumstances, including the overall contribution of the executive, behavioural, conduct and risk management considerations, the Committee determined the following 2018 AIP awards. Forty per cent of all awards are deferred into shares for three years:

Executive Director	Role	2018 salary[1]	Maximum 2018 AIP (% of salary)	Actual 2018 AIP award (% of maximum opportunity)	2018 bonus award (including cash and deferred elements)

Mark FitzPatrick	Chief Financial Officer	£745,000	175%	95%	£1,241,000
John Foley	Chief Executive, M&GPrudential	£781,000	180%	84%	£1,186,000
Nic Nicandrou	Chief Executive, Prudential Corporation Asia	HK$10,710,000	180%	92%	£1,692,000
Anne Richards[2]	Chief Executive, M&G	£249,000	600%	0%	£nil
Barry Stowe[3]	Chairman & CEO, NABU	US$1,157,000	160%	92%	£4,935,000
James Turner[4]	Group Chief Risk Officer	£521,000	160%	95%	£793,000
Mike Wells	Group Chief Executive	£1,126,000	200%	95%	£2,133,000

Notes

1
Salary paid in respect of services as an Executive Director.
2
Anne Richards stepped down from the Board on 10 August 2018. Her employment with the Company ended on 30 November 2018. The maximum bonus opportunity shown represents her annual opportunity as an Executive Director, but no bonus was paid.
3
In addition to the AIP, Barry Stowe also participates in the Jackson bonus pool.
4
James Turner was appointed to the Board on 1 March 2018. The AIP shown above was awarded in respect of his service as an Executive Director.

Remuneration in respect of performance periods ending in 2018

Prudential Long Term Incentive Plan (PLTIP)

Target setting

Our long-term incentive plans have stretching performance conditions that are aligned to the strategic priorities of the Group. In 2016, all Executive Directors were granted awards under the PLTIP. In determining the targets the Committee had regard to the stretching nature of the three-year Business Plan for operating profit set by the Board.

Further details may also be found in note B2.2 to the consolidated financial statements.

The weightings of these measures are detailed in the table below.

	Weighting of measures

Executive Director[1]	Group TSR[2]	Operating profit (Group or business unit)[3]

John Foley	50%	50% (business unit target)
Nic Nicandrou[4]	50%	50% (Group target)
Barry Stowe	50%	50% (business unit target)
James Turner[5]	50%	50% (Group target)
Mike Wells	50%	50% (Group target)

Notes

1
This table includes current Executive Directors with 2016 PLTIP awards. Anne Richards stepped down from the Board on 10 August 2018 and her 2016 PLTIP award lapsed.
2
Group TSR is measured on a ranked basis over three years relative to peers.
3
Operating profit is measured on a cumulative basis over three years.
4
Nic Nicandrou was granted this award when he was in the role of Chief Financial Officer. The performance measures attached to his PLTIP award did not change following his appointment to the role of Chief Executive, Prudential Corporation Asia in 2017.
5
James Turner was granted this award when he was in his previous role of Director of Group Finance. The performance measures attached to his PLTIP award did not change following his appointment to the role of Group Chief Risk Officer on 1 March 2018.

Under the Group TSR measure used for 2016 PLTIP awards, 25 per cent of the award vests for TSR at the median of the peer group increasing to full vesting for performance within the upper quartile. TSR is measured on a local currency basis since this has the benefit of simplicity and directness of comparison. The peer group for the 2016 awards is:

Aegon	Aflac	AIA	AIG
Allianz	Aviva	AXA	Generali
Legal & General	Manulife	MetLife	Munich Re
Old Mutual	Prudential Financial	Standard Life	Sun Life Financial
Swiss Re	Zurich Insurance Group

Following the merger of Standard Life and Aberdeen Asset Management during the performance period, the Committee determined that Standard Life would be retained in the peer group for the pre-merger period and the combined entity would be included in the peer group from the date of the merger for all outstanding PLTIP awards. In addition, following the demerger of Quilter from Old Mutual and Old Mutual's delisting from the FTSE on 26 June 2018, the Committee determined that Old Mutual be retained as a TSR peer with no adjustment to its performance during the period prior to its demerger and delisting, and that Old Mutual's TSR performance from the date of its demerger and delisting would track an index of the peers (excluding Prudential plc) for all outstanding PLTIP awards.

Performance assessment

In deciding the proportion of the awards to be released, the Committee considered actual financial results against these performance targets. The Committee also reviewed underlying Company performance to ensure vesting levels were appropriate, including an assessment of whether results were achieved within the Group's and business units' risk framework and appetite. The Directors' remuneration policy contains further details of the design of Prudential's long-term incentive plans.

Prudential's TSR performance during the performance period (1 January 2016 to 31 December 2018) was ranked at median of the peer group. The portion of the awards related to TSR that therefore vested was 25 per cent.

Under the operating profit measure, 25 per cent of the 2016 awards vest for meeting the threshold operating profit target set at the start of the performance period, increasing to full vesting for performance at or above the stretch level. The table below illustrates the cumulative performance achieved over 2016 to 2018 compared to the Group targets set in 2016:

Group	2016-18 cumulative targets			2016-18 cumulative achievement	Vesting under

	Threshold	Plan	Maximum		the operating profit element

Operating profit	£10,837m	£12,041m	£13,245m	£13,782m	100%

The Committee determined that the cumulative operating profit target established for the PLTIP should be expressed using exchange rates consistent with the reported disclosures. Individual business units achieved between 86 per cent and 100 per cent vesting under this element.

Details of business unit operating profit targets have not been disclosed as the Committee considers that these are commercially sensitive and disclosure of targets at such a granular level would put the Company at a disadvantage compared to its competitors. The Committee will keep this disclosure policy under review based on whether, in its view, disclosure would compromise the Company's competitive position.

PLTIP vesting

The Committee considered a report from the Group Chief Risk Officer which had been approved by the Group Risk Committee. This report confirmed that the financial results were achieved within the Group's and business units' risk framework and appetite. On the basis of this report, and the performance of the Group and its business units described above, the Committee decided not to apply a discretionary adjustment to the arithmetic vesting outcome under the 2016 PLTIP awards and determined the vesting of each Executive Director's PLTIP awards as set out below.

Executive Director	Maximum value of award at full vesting[1]	Percentage of the LTIP award vesting	Number of shares/ ADRs vesting[2]	Value of shares/ ADRs vesting[1]

John Foley	£2,418,213	62.5%	98,525	£1,511,374

Nic Nicandrou	£2,292,486	62.5%	93,402	£1,432,787

Barry Stowe	£4,417,184	62.5%	93,530	£2,760,648

James Turner	£554,771	62.5%	22,602	£346,715

Mike Wells	£5,576,826	62.5%	227,217	£3,485,509

Notes

1
The share price used to calculate the value of the PLTIP awards with performance periods which ended on 31 December 2018 and vest in 2019 was the average share/ADR price for the three months up to 31 December 2018, being £15.34/US$39.41.
2
The number of shares/ADRs vesting includes accrued dividends.

Long-term incentives awarded in 2018

2018 share-based long-term incentive awards

As detailed in the Directors' remuneration policy, approved by shareholders at the 2017 AGM, all long-term incentive awards made to Executive Directors in 2018 were granted under the PLTIP. The vesting of these awards will depend on:

  •
  Relative TSR (25 per cent of award);
  •
  Group or business unit operating profit (50 per cent of award); and
  •
  Balanced scorecard of strategic measures (25 per cent of award).

In line with the remuneration requirements of Solvency II, the weightings of the Group Chief Risk Officer's LTIP performance targets were different to the other Executive Directors and were:

  •
  Relative TSR (50 per cent of award);
  •
  Group operating profit (20 per cent of award); and
  •
  Balanced scorecard of strategic measures (30 per cent of award).

Under the Group TSR measure used for 2018 awards, 25 per cent of the award vests for TSR at the median of the peer group, increasing to full vesting for performance within the upper quartile. The peer group for the 2018 awards is the same as that used for the 2017 awards other than following the merger of Standard Life and Aberdeen Asset Management, the combined entity of Standard Life Aberdeen has been included. TSR is measured on a local currency basis since this has the benefit of simplicity and directness of comparison.

The peer group for the 2018 awards is set out below:

Aegon	Aviva	AIA	AIG
Allianz	Manulife	AXA	Generali
Legal & General	Prudential Financial	MetLife	Sun Life Financial
Old Mutual	Zurich Insurance Group	Standard Life Aberdeen

Under the operating profit measure used for 2018 awards, 25 per cent of the award vests for meeting the threshold operating profit, set at the start of the performance period, increasing to full vesting for performance at or above the stretch level.

Under the balanced scorecard, performance is assessed for each of the four measures, at the end of the three-year performance period. Performance will be assessed on a sliding scale rather than the meet/fail approach adopted for the 2017 scorecard. Each of the measures has equal weighting and the 2018 measures are set out below:

Capital measure: Cumulative three-year ECap Group operating capital generation relative to plan, less cost of capital (based on the capital position at the start of the performance period).

Vesting basis: 25 per cent vesting for achieving Plan, increasing to full vesting for performance above stretch level. The plan figure for this metric will be published in the Annual Report for the final year of the performance period.

Capital measure: Cumulative three-year Solvency II Group operating capital generation (as captured in published disclosures) relative to plan.

Vesting basis: 25 per cent vesting for achieving Plan, increasing to full vesting for performance above stretch level. The plan figure for this metric will be published in the Annual Report for the final year of the performance period.

Conduct measure: Through appropriate management action, ensure there are no significant conduct/culture/governance issues that result in significant capital add-ons or material fines.
Vesting basis: 25 per cent vesting for partial achievement of the Group's expectations, increasing to full vesting for achieving the Group's expectations.

Diversity measure: Percentage of the Leadership Team that is female at the end of 2020. The target for this metric is based on progress towards the goal that the Company set when it signed the Women in Finance Charter, specifically that 30 per cent of our Leadership Team will be female by the end of 2021. For this portion of the 2018 PLTIP awards to vest, at least 28 per cent of our Leadership Team must be female by the end of 2020.

Vesting basis: 25 per cent vesting for meeting the threshold of at least 27 per cent of our Leadership Team being female at the end of 2020, increasing to full vesting for reaching the stretch level of at least 29 per cent being female at that date.

The performance conditions attached to outstanding PLTIP awards may be reviewed at the time of the demerger. Should any performance conditions be revised, the new conditions will be no more or less stretching that those originally attached to the awards and the changes will be disclosed.

The table below shows the awards made to Executive Directors in 2018 under share-based long-term incentive plans and the performance conditions attached to these awards:

		Number of shares or ADRs		Percentage of awards released for achieving	End of	Weighting of performance conditions

Executive		subject to	Face value	threshold	performance	Group	Balanced	Operating profit

Director	Role	award*	of award†	targets‡	period	TSR	scorecard	Group	Asia	US	UK	M&G

Mark FitzPatrick	Chief Financial Officer	106,611	£1,862,494	25%	31 December 2020	25%	25%	50%

John Foley	Chief Executive, M&G Prudential	111,763	£1,952,500	25%	31 December 2020	25%	25%				31%	19%

Nic Nicandrou	Chief Executive, Prudential Corporation Asia	138,846	£2,425,640	25%	31 December 2020	25%	25%		50%

Anne Richards[1]	Chief Executive, M&G	105,094	£1,835,992	25%	31 December 2020	25%	25%					50%

Barry Stowe	Chairman & CEO, NABU	107,649	US$5,322,167	25%	31 December 2020	25%	25%			50%

James Turner	Group Chief Risk Officer	89,439	£1,562,499	25%	31 December 2020	50%	30%	20%

Mike Wells	Group Chief Executive	257,813	£4,503,993	25%	31 December 2020	25%	25%	50%

*
Awards over shares were awarded to all Executive Directors other than Barry Stowe whose awards were over ADRs.
†
Awards for Executive Directors are calculated based on the average share price over the three dealing days prior to the grant date, being £17.47 for all Executive Directors other than Barry Stowe and an ADR price of US$49.44 for Barry Stowe.
‡
The percentage of awards released for achieving maximum targets is 100 per cent.

Note:

1.
Anne Richards stepped down from the Board on 10 August 2018. This award lapsed at the end of her employment on 30 November 2018.

Update on performance against targets for awards made in 2017 and 2018 under the Prudential Long Term Incentive Plan

TSR Performance

As at 31 December 2018, Prudential's TSR performance during the period 1 January 2017 to 31 December 2018 was ranked between median and upper quartile and during the period 1 January 2018 to 31 December 2018 was ranked below median.

Group operating profit

Prudential's Group operating profit performance between 1 January 2017 and 31 December 2018 was slightly above the stretch target established for 2017 PLTIP awards. The Group's operating profit achievement between 1 January 2018 and 31 December 2018 was slightly above the stretch target adopted for 2018 PLTIP awards.

Balanced scorecard of strategic measures

Between 1 January 2017 and 31 December 2018, the Group also made good progress towards meeting the measures under the sustainability scorecard used for the 2017 and 2018 PLTIP awards:

  •
  Capital measure - Solvency II operating capital generation The Group's Solvency II operating capital generation between 1 January 2017 to 31 December 2018 was above the Plan level established for 2017 PLTIP awards. The Group's Solvency II operating capital generation between 1 January 2018 and 31 December 2018 was above the Plan level established for 2018 PLTIP awards.

  •
  Capital measure - ECap operating capital generation The Group's ECap operating capital generation between 1 January 2017 and 31 December 2017 was below the Plan level established for 2017 PLTIP awards.
  •
  Conduct measure During 2017 and 2018, there were no significant conduct/culture/governance issues that resulted in significant capital add-ons or material fines.
  •
  Diversity measure As at 31 December 2018, 29 per cent of our Leadership Team was female. This represented strong progress towards the target that at least 27 per cent of the Leadership Team be female by the end of 2019 for the 2017 PLTIP award, and the target that 28 per cent of the Leadership Team be female by the end of 2020 for the 2018 PLTIP award.

Pay comparisons

Performance graph and table

The chart below illustrates the TSR performance of Prudential, the FTSE 100 (as the Company has a premium listing on the London Stock Exchange) and the peer group of international insurers used to benchmark the Company's performance for the purposes of the PLTIP.

Prudential TSR vs FTSE 100 and peer group average – total return per cent over ten years to December 2018

Note
The peer group average represents the average TSR performance of the peer group used for 2018 PLTIP awards (excluding companies not listed at the start of the period).

The information in the table below shows the total remuneration for the Group Chief Executive over the same period:

£000	2009	2009	2010	2011	2012	2013	2014	2015	2015	2016	2017	2018

Group Chief Executive	M Tucker[1]	T Thiam	T Thiam	T Thiam	T Thiam	T Thiam	T Thiam	T Thiam[2]	M Wells	M Wells	M Wells	M Wells
Salary, pension and benefits	1,013	286	1,189	1,241	1,373	1,411	1,458	613	1,992	2,244	1,872	1,815
Annual bonus payment	841	354	1,570	1,570	2,000	2,056	2,122	704	1,244	2,151	2,072	2,133
(As % of maximum)	(92%)	(90%)	(97%)	(97%)	(100%)	(99.8%)	(100%)	(77.3%)	(99.7%)	(99.5%)	(94%)	(95%)
LTIP vesting	1,575	–	2,534	2,528	6,160	5,235	9,838	3,382	4,290	2,975	4,616	3,486
(As % of maximum)	(100%)	–	(100%)	(100%)	(100%)	(100%)	(100%)	(100%)	(100%)	(70.8%)	(95.8%)	(62.5%)
Other payments	308	–	–	–	–	–	–	–	–	–	–	–

Group Chief Executive 'single figure' of total remuneration[3]	3,737	640	5,293	5,339	9,533	8,702	13,418	4,699	7,526	7,370	8,560	7,434

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
3
Further detail on the 'single figure' is provided in the 'single figure' table for the relevant year.

Percentage change in remuneration

The table below sets out how the change in remuneration for the Group Chief Executive between 2017 and 2018 compared to a wider employee comparator group:

	Salary	Benefits	Bonus

Group Chief Executive	2%	(17.4)%	2.9%

All UK employees	3%	(1.4)%	8.6%

The employee comparator group used for the purpose of this analysis is all UK employees. This includes employees in M&GPrudential and Group Head Office, and reflects the average change in pay for employees employed in both 2017 and 2018. The salary increase includes uplifts made through the annual salary review, as well as any additional changes in the year; for example to reflect promotions or role changes. The UK workforce has been chosen as the most appropriate comparator group as it reflects the economic environment where the Group Chief Executive is employed.

Group Chief Executive pay compared with employee pay

To further increase transparency of executive remuneration and its alignment with the pay of other employees, we are publishing our CEO pay ratio one year in advance of the disclosure becoming a requirement under the UK Companies (Miscellaneous Reporting) Regulations 2018. The employee comparator group used for the purpose of this analysis is all UK employees. This includes employees in M&GPrudential and Group Head Office in 2018. The table below compares the Group Chief Executive's 'single figure' of total remuneration to that received by three representative UK employees in 2018.

Year	Method	25th percentile pay ratio	Median pay ratio	75th percentile pay ratio

2018	Option B	155 : 1	102 : 1	68 : 1

Under the regulations there is a choice of three methods to determine the 25th, median and 75th full-time equivalent remuneration of our UK employees. The Company has chosen to use the 2018 hourly rate gender pay gap information as this method uses data that is aligned with other disclosures made under our gender pay gap reporting ('Option B' in the table above). The employees used in the calculations were selected on 11 January 2019, following the end of the financial year. The Committee determined that the identified employees are reasonably representative since the structure of their remuneration arrangements is in line with that of the majority of UK workforce. The same methodology used for calculating the 'single figure' for the Group Chief Executive has been used for calculating the pay and benefits of the UK employees.

The salary and total remuneration received during 2018 by the indicative employees used in the above analysis are set out below:

	25th percentile	Median	75th percentile

2018 salary	£40,000	£55,000	£68,000

Total 2018 remuneration	£48,000	£73,000	£109,000

The Committee believes the median pay ratio is consistent with the pay, reward and progression policies for our UK employees. The base salary and total remuneration levels for the Group Chief Executive and the median representative employee are competitively positioned within the relevant markets and reflect the operation of our remuneration structures which are effective in appropriately incentivising staff, having regard to our risk framework, risk appetites and to rewarding the 'how' as well as the 'what' of performance.

Gender pay gap

The UK business entities have recently reported their 2018 UK gender pay gap data and details can be found on the Group's website. There has been narrowing of the pay gaps in some areas and modest increases in others. While we have made progress, the gender pay gap cannot be removed overnight. We remain focused and committed to closing it as quickly as possible. We have a policy and carry out procedures to ensure that, where men and women perform similar roles, they are paid equally. However, the gender pay gaps demonstrate the demographic profile of the business (and the financial services sector more widely): there is a greater proportion of males in more senior and front-office roles and a greater proportion of females in more junior, support and back-office non-finance roles. All the Group's businesses are continuing to work on initiatives to increase the proportion of women in senior management and operating roles as part of the Group's strategic focus on diversity and inclusion as described in the diversity and inclusion statement on our website. This important priority is reflected in the Group's reward structure through the diversity measure attached to PLTIP awards granted from 2017 onwards.

Relative importance of spend on pay

The table below sets out the amounts payable in respect of 2017 and 2018 on all employee pay and dividends:

	2017	2018	Percentage change

All employee pay (£m)[1]	1,985	1,838	(7.4)%

Dividends (£m)	1,216	1,279	5.2%

Note

1
All employee pay as taken from note B2.1 to the financial statements.

Chairman and Non-executive Director remuneration in 2018

Chairman's fees

The Chairman's fee was reviewed by the Committee during 2018 and increased by 2.2 per cent to £750,000 with effect from 1 July 2018 in order to reflect inflation.

Non-executive Directors' fees

The Non-executive Directors' fees were reviewed by the Board during 2018 and the membership fee for the Audit, Remuneration and Risk Committees was increased from £27,500 to £30,000 while the Nomination &

Governance Committee member fee increased from £10,000 to £12,500. This is the first time these fees have been increased since 2015. No other fees were increased.

Annual fees	From 1 July 2017 £	From 1 July 2018 £

Basic fee	97,000	97,000
Additional fees:
Audit Committee Chair	75,000	75,000
Audit Committee member	27,500	30,000
Remuneration Committee Chair	60,000	60,000
Remuneration Committee member	27,500	30,000
Risk Committee Chair	75,000	75,000
Risk Committee member	27,500	30,000
Nomination Committee member	10,000	12,500
Senior Independent Director	50,000	50,000

Note

If, in a particular year, the number of meetings is materially greater than usual, the Company may determine that the provision of additional fees is fair and reasonable.

The resulting fees paid to the Chairman and Non-executive Directors are:

£000s	2018 fees	2017 fees	2018 taxable benefits*	2017 taxable benefits*	Total 2018 remuneration: the 'single figure'†	Total 2017 remuneration: the 'single figure'†

Chairman
Paul Manduca	742	727	136	122	878	849
Non-executive Directors
Howard Davies	212	209	-	-	212	209
Ann Godbehere[1]	-	79	-	-	-	79
David Law	212	176	-	-	212	176
Kai Nargolwala[2]	155	151	-	-	155	151
Anthony Nightingale	168	166	-	-	168	166
Philip Remnant[3]	216	211	-	-	216	211
Alice Schroeder[4]	150	124	-	-	150	124
Lord Turner	155	140	-	-	155	140
Thomas Watjen[5]	131	59	-	-	131	59
Fields Wicker-Miurin[6]	41	-	-	-	41	-

Total	2,182	2,042	136	122	2,318	2,164

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

Notes

1
Ann Godbehere stepped down from the Board on 18 May 2017.
2
Kai Nargolwala also received an annual fee of £250,000 in respect of his non-executive chairmanship of Prudential Corporation Asia Limited with effect from 1 February 2016.
3
Philip Remnant stepped down from his non-executive chairmanship of M&G Group Limited with effect from 1 October 2018. He received a fee of £187,500 in respect of his chairmanship during 2018.
4
Alice Schroeder became a member of the Risk Committee on 1 March 2018.
5
Thomas Watjen joined the Board on 11 July 2017 and became a member of the Risk Committee on 1 November 2018.
6
Fields Wicker-Miurin joined the Board and the Remuneration Committee on 3 September 2018.

Statement of Directors' shareholdings

The interests of Directors in ordinary shares of the Company are set out below. 'Beneficial interest' includes shares owned outright, shares acquired under the Share Incentive Plan (SIP) and deferred annual incentive awards, detailed in the 'Supplementary information' section. It is only these shares that count towards the share ownership guidelines.

	1 January 2018 (or on date of appointment)	During 2018		31 December 2018 (or on date of retirement)			Share ownership guidelines

	Total beneficial interest (number of shares)	Number of shares acquired	Number of shares disposed	Total beneficial interest* (number of shares)	Number of shares subject to performance conditions†	Total interest in shares	Share ownership guidelines‡ (% of salary/fee)	Beneficial interest as a percentage of basic salary/basic fees§

Chairman
Paul Manduca	42,500	-	-	42,500	-	42,500	100%	94%
Executive Directors
Mark FitzPatrick	81	28,252	-	28,333	207,971	236,304	250%	62%
John Foley	250,116	161,186	81,468	329,834	370,280	700,114	250%	693%
Nic Nicandrou	292,309	142,276	139,500	295,085	384,039	679,124	250%	473%
Anne Richards[1]	86,361	56,447	-	142,808	258,461	401,269	N/A	N/A
Barry Stowe[2]	282,346	285,042	193,860	373,528	737,088	1,110,616	250%	708%
James Turner[3]	9,701	23,798	12,623	20,876	150,495	171,371	250%	55%
Mike Wells[4]	662,623	304,853	155,224	812,252	854,084	1,666,336	400%	1184%
Non-executive Directors
Howard Davies	9,278	236	-	9,514	-	9,514	100%	161%
David Law	9,066	-	-	9,066	-	9,066	100%	153%
Kai Nargolwala	70,000	-	-	70,000	-	70,000	100%	1185%
Anthony Nightingale	50,000	-	-	50,000	-	50,000	100%	846%
Philip Remnant	6,916	-	-	6,916	-	6,916	100%	117%
Alice Schroeder[5]	8,500	6,000	-	14,500	-	14,500	100%	245%
Lord Turner	6,552	167	-	6,719	-	6,719	100%	114%
Thomas Watjen[6]	5,500	4,840	-	10,340	-	10,340	100%	175%
Fields Wicker-Miurin[7]	-	1,000	-	1,000	-	1,000	100%	17%

*
There were no changes of Directors' interests in ordinary shares between 31 December 2018 and 12 March 2019, with the exception of the UK-based Executive Directors due to their participation in the monthly Share Incentive Plan (SIP). Mark FitzPatrick acquired a further 37 shares in the SIP, John Foley acquired a further 38 shares in the SIP, James Turner acquired a further 38 shares in the SIP and Mike Wells acquired a further 38 shares in the SIP during this period.
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
§
Based on the average closing price for the six months to 31 December 2018 (£16.42).

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

Notes

1
Anne Richards stepped down from the Board on 10 August 2018. Total interest in shares is shown as at this date.
2
Barry Stowe stepped down from the Board on 31 December 2018. Total interest in shares is shown at this date. For the 1 January 2018 figure Barry Stowe's beneficial interest in shares is made up of 141,173 ADRs (representing 282,346 ordinary shares), (8,513.73 of these ADRs are held within an investment account which secures premium financing for a life assurance policy). For the 31 December 2018 figure the beneficial interest in shares is made up of 186,764 ADRs (representing 373,528 ordinary shares).

3
James Turner was appointed to the Board on 1 March 2018. Total interest in shares is shown as at this date.
4
For the 1 January 2018 figure Mike Wells's beneficial interest in shares is made up of 249,811 ADRs (representing 499,622 ordinary shares) and 163,001 ordinary shares. For the 31 December 2018 figure his beneficial interest in shares is made up of 297,320 ADRs (representing 594,640 ordinary shares) and 217,612 ordinary shares.
5
For the 1 January 2018 figure Alice Schroeder's beneficial interest in shares is made up of 4,250 ADRs (representing 8,500 ordinary shares). For the 31 December 2018 figure the beneficial interest in shares is made up of 7,250 ADRs (representing 14,500 ordinary shares).
6
For the 1 January 2018 figure Thomas Watjen's beneficial interest in shares is made up of 2,750 ADRs (representing 5,500 ordinary shares). For the 31 December 2018 figure the beneficial interest in shares is made up of 5,170 ADRs (representing 10,340 ordinary shares).
7
Fields Wicker-Miurin was appointed to the Board on 3 September 2018. Total interest in shares is shown from this date.

The bar chart below illustrates the Executive Directors' shareholding as a percentage of base salary versus the share ownership guideline.

Outstanding share options

The following table sets out the share options held by the Executive Directors in the UK Savings-Related Share Option Scheme (SAYE) as at the end of the period.

				Exercise period		Number of options
	Date of grant	Exercise price (pence)	Market price at 31 Dec 2018 (pence)	Beginning	End	Beginning of period	Granted	Exercised	Cancelled	Forfeited	Lapsed	End of period

Mark FitzPatrick	21 Sep 17	1,455	1,402	01 Dec 22	31 May 23	2,061	-	-	-	-	-	2,061
John Foley	21 Sep 16	1,104	1,402	01 Dec 19	31 May 20	815	-	-	-	-	-	815
John Foley	21 Sep 17	1,455	1,402	01 Dec 20	31 May 21	618	-	-	-	-	-	618
Nic Nicandrou	23 Sep 14	1,155	1,402	01 Dec 19	31 May 20	1,311	-	-	-	-	-	1,311
Nic Nicandrou	21 Sep 16	1,104	1,402	01 Dec 21	31 May 22	1,358	-	-	-	-	-	1,358
Anne Richards	21 Sep 16	1,104	1,402	01 Dec 19	31 May 20	1,630	-	-	-	-	-	1,630
Mike Wells	22 Sep 15	1,111	1,402	01 Dec 18	31 May 19	1,620	-	1,620	-	-	-	-

Notes

1
No gain was made by Directors in 2018 on the exercise of SAYE options.
2
No price was paid for the award of any option.
3
The highest and lowest closing share prices during 2018 were £19.81 and £13.44 respectively.
4
All exercise prices are shown to the nearest pence.
5
Anne Richards participated in the plan during her time as an Executive Director. The column above marked 'End of period' reflects Anne Richards' position as at 10 August 2018, the date at which she stepped down from the Board.
6
Following Nic Nicandrou's appointment as Chief Executive of Prudential Corporation Asia on 17 July 2017, he was able to continue saving under his SAYE option contracts existing at that date but is no longer eligible to participate in future SAYE grants.

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

	Service contracts			External appointment

	Date of contract	Notice period to the Company	Notice period from the Company	External appointment during 2018	Fee received in the period the Executive Director was a Group Director

Executive Directors
Mark FitzPatrick	17 May 2017	12 months	12 months	-	-
John Foley	8 December 2010	12 months	12 months	-	-
Nic Nicandrou	27 April 2009	12 months	12 months	-	-
Anne Richards	4 July 2016	12 months	12 months	-	-
Barry Stowe	18 October 2006	12 months	12 months	-	-
James Turner	1 March 2018	12 months	12 months	Yes	£45,833
Mike Wells	21 May 2015	12 months	12 months	-	-

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

Chairman/Non-executive Director	Appointment by the Board	Notice period	Time on the Board at 2019 AGM

Chairman
Paul Manduca	15 October 2010 (Chairman from July 2012)	12 months	8 years 7 months
Non-executive Directors
Philip Remnant	1 January 2013	6 months	6 years 4 months
Howard Davies	15 October 2010	6 months	8 years 7 months
David Law	15 September 2015	6 months	3 years 8 months
Kai Nargolwala	1 January 2012	6 months	7 years 4 months
Anthony Nightingale	1 June 2013	6 months	5 years 11 months
Alice Schroeder	10 June 2013	6 months	5 years 11 months
Lord Turner	15 September 2015	6 months	3 years 8 months
Thomas Watjen	11 July 2017	6 months	1 years 10 months
Fields Wicker-Miurin	3 September 2018	6 months	8 months

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

James Turner

James Turner was appointed as Group Chief Risk Officer on 1 March 2018. Mr Turner was appointed on a lower salary than his predecessor and has the same incentive opportunities, namely a maximum bonus opportunity of 160 per cent of salary under the AIP and a long-term incentive award of 250 per cent of salary. Mr Turner's bonus will be subject to 40 per cent deferral for three years and the deferred bonus will be paid in Prudential plc shares. His long-term incentive awards will be subject to a two-year holding period at the end of the three-year performance period. Mr Turner will be subject to the same shareholding guidelines of 250 per cent of salary as all other Executive Directors. He will have five years from the date of his appointment to build this level of ownership. There has been no buy-out as Mr Turner was internally promoted to this role and no relocation was paid on him joining the Board. Mr Turner's service contract contains a notice provision under which either party may terminate upon 12 months' notice.

Details of the remuneration he received during 2018 in his role as Group Chief Risk Officer are set out in the 2018 'single figure' table.

Michael Falcon

Michael Falcon succeeded Barry Stowe as Chairman and Chief Executive Officer, Jackson Holdings LLC and joined the Board on 7 January 2019. As set out in the Statement of implementation in 2019, Mr Falcon was appointed on a lower salary than his predecessor with lower incentive opportunities. Mr Falcon's basic salary is US$800,000 per annum. For 2019 he will have a maximum bonus opportunity of 100 per cent of salary under the AIP. He will also be eligible to receive a 10 per cent share of the Jackson bonus pool. Forty per cent of any bonus will be deferred into the Company's ADRs for three years. Long-term incentive awards, granted under the PLTIP, will have a face value on grant of 400 per cent of base salary. He will be subject to the same shareholding guidelines of 250 per cent of salary as all other Executive Directors and will have five years from the date of his appointment to build this level of ownership.

Buy-out awards

In order to facilitate Mr Falcon's appointment, the Company agreed to replace the 2018 bonus and other outstanding awards that Mr Falcon forfeited on leaving his previous employer, J.P. Morgan Asset Management.

2018 bonus

The Committee approved an award under the AIP of US$2,637,179 in order to compensate Mr Falcon for the loss of his 2018 bonus. The amount is the average of the 2016 and 2017 bonuses Mr Falcon received from J.P. Morgan Asset Management. In line with the Directors' remuneration policy, 60 per cent of this will be delivered in cash and 40 per cent deferred into Prudential ADRs with dividend equivalents until the third anniversary of the grant's award date, subject to the rules of the deferred AIP. This bonus payment and AIP award will be made alongside 2018 bonus payments and deferred AIP awards for other Executive Directors.

Outstanding deferred awards

The terms of Mr Falcon's replacement awards were designed to replicate those of his forfeited restricted stock and fund units. At the date of this report the Company is in a Closed Period and these awards will not be granted until we are in an Open Period following the announcement of 2018 results.

A portion of these awards that were due to vest in January 2019 will be compensated by a cash payment of US$1,316,551 to be paid in March 2019 after the date of this report. The date of this payment will be reported in the 2019 report.

The remaining awards will be made in the form of nominal cost options over Prudential ADRs, to be released in accordance with the original vesting schedule. The terms of the replacement award were designed to replicate those of the forfeited awards and will therefore not be subject to performance conditions and will accrue dividend equivalents. This award entitles Mr Falcon to receive a cash amount equal to the market value of the specific notional number of Prudential ADRs on the date of exercise, less an award price of 10 pence per ADR. The award will vest on the dates detailed below. The number of Prudential ADRs over which options will be granted has been calculated with reference to the closing stock prices of J.P. Morgan Asset Management and Prudential plc on 19 December 2018, Mr Falcon's last date of employment with his former employer. Further details will be disclosed in stock exchange and website announcements when the grant takes place.

Exercise period	Number of notional ADRs

25 October to 24 November 2019	11,224

30 days commencing on the date of release of Prudential plc's results for 2019	30,938

30 days commencing on the date of release of Prudential plc's results for 2020	14,380

The above replacement awards will be made under rule 9.4.2 of the UKLA Listing Rules, as provided for by the Directors' remuneration policy, as the award could not be effected under any of the Company's existing incentive plans. Mr Falcon is the sole participant in this arrangement and no further awards will be made to Mr Falcon under this plan.

Mr Falcon has not been appointed for a fixed term but his service contract contains a notice provision under which either party may terminate upon 12 months' notice.

Prior to joining the Group, Mr Falcon was based in Hong Kong. The Company will pay to transport Mr Falcon's belongings from Hong Kong to the US and will then support his move within the US in line with our US domestic relocation policy. These benefits will be included in the 2019 report.

Payments to past Directors and payments for loss of office

The Committee's approach when exercising its discretion under the policy is to be mindful of the particular circumstance of the departure and the contribution the individual made to the Group.

Anne Richards

Anne Richards stepped down from the Board as Chief Executive, M&G on 10 August 2018 and her employment ended with the Company on 30 November 2018. The Committee applied the Directors' remuneration policy when determining separation terms for Ms Richards.

Ms Richards received £161,976 in respect of salary, benefits and pension between 11 August and 30 November 2018. She will not receive a bonus award for 2018. A portion of Ms Richards' 2016 and 2017 bonuses was deferred for three years in the form of shares. These deferred AIP awards will be released on the original timetable and remain subject to malus and clawback provisions.

All of Ms Richards' outstanding long-term incentive awards and buy-out awards (granted to Ms Richards when she joined Prudential in 2016 in respect of the awards she forfeited on leaving Aberdeen Asset Management) lapsed at the end of her employment and she did not receive a loss of office payment.

Barry Stowe

Barry Stowe retired as Chairman and Chief Executive Officer, NABU on 31 December 2018. He will remain as an adviser to the Group until his employment ends on 31 December 2019. Mr Stowe's base salary, pension benefits and certain other benefits will continue to be paid until the end of his employment.

A portion of Mr Stowe's 2016 and 2017 bonuses was deferred for three years in the form of ADRs. Mr Stowe's unvested awards over a total of 186,764 ADRs under the AIP will be released on the original timetable. They remain subject to malus and clawback provisions and will continue to accumulate dividend equivalents until they are released.

Mr Stowe's outstanding PLTIP awards will vest in line with the original vesting dates, subject to satisfaction of the performance conditions under the plan rules. The 2017 and 2018 PLTIP awards will be pro-rated up to the date on which Mr Stowe retired from the Board, while the 2016 award will not be pro-rated since Mr Stowe served on the Board for the entire performance period. These awards (totalling 253,268 ADRs) will continue to accumulate dividend equivalents until they are released and be subject to the original malus and clawback provisions. The 2017 and 2018 PLTIP awards will remain subject to a two-year holding period following the end of their three-year performance periods.

As discussed under the Annual bonus outcomes for 2018, Mr Stowe has received an annual bonus for 2018 of US$6,588,583. Sixty per cent of this award will be paid in cash in the usual way, and 40 per cent will be deferred into Prudential ADRs (to be released in the spring of 2022). This award will be subject to malus and clawback provisions.

Mr Stowe will not receive a bonus for 2019 and he will not be made a long-term incentive award in 2019 or any subsequent year.

The Committee applied the Directors' remuneration policy when determining separation arrangements for Ms Richards and Mr Stowe.

Tony Wilkey

Tony Wilkey stepped down from the Board on 17 July 2017 and his employment ended with the Group on 17 July 2018. Mr Wilkey received £1,057,343 in respect of salary, benefits and pension between 1 January and 17 July 2018.

As disclosed in the 2017 report, the Committee exercised its discretion in accordance with the approved Directors' remuneration policy and determined that Mr Wilkey should be allowed to retain his unvested PLTIP award granted in 2016. This award will vest in accordance with the original timetable, subject to the original performance conditions, remain subject to malus and clawback provisions, and will be pro-rated for service.

As set out in the section 'Remuneration in respect of performance in 2018' the performance conditions attached to Mr Wilkey's 2016 PLTIP awards were partially met and 55.5 per cent of these awards will be released in 2019. The details of Mr Wilkey's award are set out below.

Award	Number of shares vesting[1]	Value of shares vesting[2]

Prudential LTIP	69,891	£1,072,128

Notes

1
The number of shares vesting include accrued dividend shares.
2
The share price used to calculate the value was the average share price for the three months up to 31 December 2018, being £15.34.

Other Directors

A number of former Directors receive retiree medical benefits for themselves and their partner (where applicable). This is consistent with other senior members of staff employed at the same time. A de minimis threshold of £10,000 has been set by the Committee; any payments or benefits provided to a past Director under this amount will not be reported.

Statement of voting at general meeting

At the 2017 Annual General Meeting, shareholders were asked to vote on the current Directors' remuneration policy and at the 2018 Annual General Meeting, shareholders were asked to vote on the 2017 Directors' remuneration report. Each of these resolutions received a significant vote in favour by shareholders and the Committee is grateful for this support and endorsement by our shareholders. The votes received were:

Resolution	Votes for	% of votes cast	Votes against	% of votes cast	Total votes cast	Votes withheld

To approve the Directors' remuneration policy (2017 AGM)	1,773,691,171	90.71	181,582,497	9.29	1,955,273,668	45,820,585

To approve the Directors' remuneration report (2018 AGM)	1,944,563,586	94.91	104,204,573	5.09	2,048,768,159	26,571,316

Statement of implementation in 2019

Aligning 2019 pay to performance

Executive Directors' remuneration packages were reviewed in 2018 with changes effective from 1 January 2019. When the Committee took these decisions, it considered the salary increases awarded to other employees in 2018 and the expected increases in 2019. The external market reference points used to provide context to the Committee were identical to those used for 2018 salaries.

All Executive Directors received a salary increase of 2 per cent. The 2019 salary increase budgets for other employees across the Group's business units were between 2 per cent and 8 per cent.

The Executive Directors' bonus opportunities, performance measures and weightings will remain the same as in 2018.

Details of Michael Falcon's recruitment arrangements have been provided under the Recruitment arrangements section. The Committee considered his remuneration package with reference to internal and external reference points and determined that it was appropriate to appoint him on a lower salary and lower incentive opportunities than his predecessor, Barry Stowe, who had served on the Board over the last 12 years. Having joined the Board on 7 January 2019, Michael Falcon will be eligible to receive a full year bonus for the 2019 financial year. He will receive a 2019 long-term incentive award, granted under the PLTIP, with a face value on grant of 400 per cent of base salary.

On 28 February 2019, we announced that John Foley, Chief Executive of M&GPrudential, Nic Nicandrou, Chief Executive of Prudential Corporation Asia, and Michael Falcon, Chairman and Chief Executive Officer, Jackson Holdings LLC, will step down as members of Prudential's Board at the end of the Annual General Meeting on 16 May 2019 as part of our progress towards the demerger of M&GPrudential. They will remain in their executive roles and will continue to be members of the Group Executive Committee. The remuneration of these executives will be managed in line with the approved Directors' remuneration policy and they will not receive any loss of office payment in respect of their service as Directors. Further details will be disclosed in website announcements and in the 2019 report.

2019 share-based long-term incentive awards

The Executive Directors' long-term incentive awards will continue to be made under the PLTIP and the opportunity levels remain the same as the 2018 PLTIP awards. However, as highlighted in the Annual statement from the Chairman of the Remuneration Committee at the beginning of this report, changes will be made to the vesting scale and measures under PLTIP for the 2019 awards only. The vesting of these awards will depend on:

  •
  Relative TSR (75 per cent of award); and
  •
  Balanced scorecard of strategic measures (25 per cent of award).

Since these measures are in line with the remuneration requirements of Solvency II, the weightings of the Group Chief Risk Officer's PLTIP performance targets will be the same as that of the other Executive Directors.

Under the Group TSR measure, 20 per cent of the award will vest for TSR at the median of the peer group, increasing to full vesting for performance within the upper quartile. TSR is measured on a local currency basis since this has the benefit of simplicity and directness of comparison. A comprehensive review of the TSR peer group has been undertaken for 2019 PLTIP awards as a number of years has passed since the group was last considered in detail. The companies were selected based on organisational size, product mix and geographical footprint.

The peer group for 2019 PLTIP awards is set out below:

Aegon	AIA	AXA Equitable	China Taiping Insurance
Great Eastern	Lincoln National	Manulife	MetLife
Ping An Insurance	Principal Financial	Prudential Financial	Sun Life Financial

The TSR peer group for 2017 and 2018 PLTIP awards remains unchanged.

Under the 2019 balanced scorecard, performance will be assessed for each of the four measures, at the end of the three-year performance period. Performance will be assessed on a sliding scale. Each of the measures has equal weighting and the 2019 measures are set out below:

Capital measure: Cumulative three-year ECap Group operating capital generation relative to plan, less cost of capital (based on the capital position at the start of the performance period).

Vesting basis: 20 per cent vesting for achieving Plan, increasing to full vesting for performance above stretch level. The plan figure for this metric will be published in the Annual Report for the final year of the performance period.

Capital measure: Cumulative three-year Solvency II Group operating capital generation (as captured in published disclosures) relative to plan.

Vesting basis: 20 per cent vesting for achieving Plan, increasing to full vesting for performance above stretch level. The plan figure for this metric will be published in the Annual Report for the final year of the performance period.

Conduct measure: Through appropriate management action, ensure there are no significant conduct/culture/governance issues that result in significant capital add-ons or material fines.
Vesting basis: 20 per cent vesting for partial achievement of the Group's expectations, increasing to full vesting for achieving the Group's expectations.

Diversity measure: Percentage of the Leadership Team that is female at the end of 2021. The target for this metric will be based on progress towards the goal that the Company set when it signed the Women in Finance Charter, specifically that 30 per cent of our Leadership Team will be female by the end of 2021.

Vesting basis: 20 per cent vests for meeting the threshold of at least 28 per cent of our Leadership Team being female at the end of 2021, increasing to full vesting for reaching the stretch level of at least 32 per cent being female at that date.

Pension entitlements from 2019

Externally-recruited Executive Directors appointed on or after 1 March 2019 will be offered pension benefits of 20 per cent of salary, rather than the current level of 25 per cent of salary. Given evolving practice in this area, pension benefits will be considered again as part of our review of the Directors' remuneration policy.

Demerger and review of the Directors' remuneration policy

During 2018 the Group announced its intention to demerge M&GPrudential from Prudential plc, resulting in two separately listed companies, each with its own distinct investment prospects. In preparation for the demerger process the Committee has established a set of principles to underpin decisions on remuneration relating to the demerger, including:

  •
  Executives should not be advantaged or disadvantaged by the demerger; the value of outstanding awards and their key terms (release dates, holding periods, malus and clawback provisions) should be unaffected;
  •
  Where performance conditions need to be revised, the new conditions should be no more or less stretching that those originally attached to the awards;
  •
  Where the Committee has applied discretion, this will be disclosed clearly; and
  •
  The future arrangements of M&GPrudential will be a matter for the Board, Remuneration Committee and shareholders of the new business. However, until the date of the demerger, the Prudential plc Remuneration Committee will have a responsibility for the remuneration of members of the plc Board and Group Executive Committee members and oversight of those M&GPrudential employees currently within its purview.

The Prudential plc Directors' remuneration policy will continue to apply to all members of the plc Board until the date of the demerger and the Prudential plc Group-wide Remuneration Policy will continue to apply to all Group staff (including those within the M&GPrudential business) until the date of the demerger.

During 2019, we intend to review the Directors' remuneration policy, taking into account the demerger, the views of our shareholders, the new UK Corporate Governance Code, forthcoming changes to accounting standards and the broader regulatory and competitive environment.

Chairman and Non-executive Directors

Fees for the Chairman and Non-executive Directors were reviewed in 2018 with changes effective from 1 July 2018, as set out under the Chairman and Non-executive Director remuneration in 2018 section. The next review will be effective 1 July 2019.

SUPPLEMENTARY INFORMATION

Directors' outstanding long-term incentive awards

Share-based long-term incentive awards

	Plan name	Year of award	Conditional share awards outstanding at 1 Jan 2018 (number of shares)	Conditional awards in 2018 (number of shares)	Market price at date of award (pence)	Dividend equivalents on vested shares[3] (number of shares released)	Rights exercised in 2018	Rights lapsed in 2018	Conditional share awards outstanding at 31 Dec 2018 (number of shares)	Date of end of performance period

Mark FitzPatrick	PLTIP	2017	101,360		1,828				101,360	31 Dec 19
	PLTIP	2018		106,611	1,750				106,611	31 Dec 20

			101,360	106,611		-	-	-	207,971

John Foley	PLTIP	2015	122,808		1,672	10,683	117,693	5,115	-	31 Dec 17
	PLTIP	2016	144,340		1,279				144,340	31 Dec 18
	PLTIP	2017	114,177		1,672				114,177	31 Dec 19
	PLTIP	2018		111,763	1,750				111,763	31 Dec 20

			381,325	111,763		10,683	117,693	5,115	370,280

Nic Nicandrou	PLTIP	2015	104,117		1,672	9,057	99,781	4,336	-	31 Dec 17
	PLTIP	2016	136,836		1,279				136,836	31 Dec 18
	PLTIP	2017	108,357		1,672				108,357	31 Dec 19
	PLTIP	2018		138,846	1,750				138,846	31 Dec 20

			349,310	138,846		9,057	99,781	4,336	384,039

Barry Stowe[1]	PLTIP	2015	113,940		1,672	9,238	101,788	12,152	-	31 Dec 17
	PLTIP	2015	50,668		1,611.5	7,770	45,264	5,404	-	31 Dec 17
	PLTIP	2016	274,100		1,279				274,100	31 Dec 18
	PLTIP	2017	247,690		1,672				247,690	31 Dec 19
	PLTIP	2018		215,298	1,750				215,298	31 Dec 20

			686,398	215,298		17,008	147,052	17,556	737,088

James Turner	PLTIP	2015	18,927		1,672	1,643	18,139	788	-	31 Dec 17
	PLTIP	2015	2,993		1,417.5	261	2,868	125	-	31 Dec 17
	PLTIP	2016	33,116		1,279				33,116	31 Dec 18
	PLTIP	2017	27,940		1,672				27,940	31 Dec 19
	PLTIP	2018		89,439	1,750				89,439	31 Dec 20

			82,976	89,439		1,904	21,007	913	150,495

Mike Wells[2]	PLTIP	2015	209,222		1,672	18,198	200,508	8,714	-	31 Dec 17
	PLTIP	2015	30,132		1,611.5	2,658	28,878	1,254	-	31 Dec 17
	PLTIP	2016	332,870		1,279				332,870	31 Dec 18
	PLTIP	2017	263,401		1,672				263,401	31 Dec 19
	PLTIP	2018		257,813	1,750				257,813	31 Dec 20

			835,625	257,813		20,856	229,386	9,968	854,084

Notes

1
The awards for Barry Stowe were made in ADRs (1 ADR = 2 ordinary shares). The figures in the table are represented in terms of ordinary shares.
2
The award in 2015 for Mike Wells was made in ADRs (1 ADR = 2 ordinary shares). All of the awards from 2016 onwards were made in ordinary shares. The figures in the table are represented in terms of ordinary shares.
3
A dividend equivalent was accumulated on these awards.

Other share awards

The table below sets out Executive Directors' deferred bonus share awards.

	Year of grant	Conditional share awards outstanding at 1 Jan 2018	Conditionally awarded in 2018	Dividends accumulated in 2018[3]	Shares released in 2018	Conditional share awards outstanding at 31 Dec 2018	Date of end of restricted period	Date of release	Market price at date of award	Market price at date of vesting or release
		(number of shares)	(number of shares)	(number of shares)	(number of shares)	(number of shares)			(pence)	(pence)

Mark FitzPatrick
Deferred 2017 annual incentive award	2018		27,414	705		28,119	31 Dec 20		1,750

		-	27,414	705	-	28,119

John Foley
Deferred 2014 annual incentive award	2015	44,783			44,783	-	31 Dec 17	03 Apr 18	1,672	1,747
Deferred 2015 annual incentive award	2016	67,418		1,736		69,154	31 Dec 18		1,279
Deferred 2016 annual incentive award	2017	31,139		801		31,940	31 Dec 19		1,672
Deferred 2017 annual incentive award	2018		29,373	755		30,128	31 Dec 20		1,750

		143,340	29,373	3,292	44,783	131,222

Nic Nicandrou
Deferred 2014 annual incentive award	2015	30,662			30,662	-	31 Dec 17	03 Apr 18	1,672	1,747
Deferred 2015 annual incentive award	2016	40,121		1,032		41,153	31 Dec 18		1,279
Deferred 2016 annual incentive award	2017	30,269		779		31,048	31 Dec 19		1,672
Deferred 2017 annual incentive award	2018		30,788	792		31,580	31 Dec 20		1,750

		101,052	30,788	2,603	30,662	103,781

Barry Stowe[1]
Deferred 2014 annual incentive award	2015	29,800			29,800	-	31 Dec 17	03 Apr 18	1,672	1,747
Deferred 2015 annual incentive award	2016	114,518		2,934		117,452	31 Dec 18		1,279
Deferred 2016 annual incentive award	2017	138,028		3,536		141,564	31 Dec 19		1,672
Deferred 2017 annual incentive award	2018		111,652	2,860		114,512	31 Dec 20		1,750

		282,346	111,652	9,330	29,800	373,528

James Turner
Deferred 2014 group deferred bonus plan award	2015	3,917			3,917	-	31 Dec 17	03 Apr 18	1,672	1,747
Deferred 2015 group deferred bonus plan award	2016	5,305		135		5,440	31 Dec 18		1,279

		9,222	-	135	3,917	5,440

Mike Wells[2]
Deferred 2014 annual incentive award	2015	123,822			123,822	-	31 Dec 17	03 Apr 18	1,672	1,747
Deferred 2015 annual incentive award	2016	109,890		2,830		112,720	31 Dec 18		1,279
Deferred 2016 annual incentive award	2017	52,703		1,357		54,060	31 Dec 19		1,672
Deferred 2017 annual incentive award	2018		47,443	1,221		48,664	31 Dec 20		1,750

		286,415	47,443	5,408	123,822	215,444

Notes

1
The awards for Barry Stowe were made in ADRs (1 ADR = 2 ordinary shares). The figures in the table are represented in terms of ordinary shares.
2
The award for Mike Wells in 2015 was made in ADRs (1 ADR = 2 ordinary shares). All of the awards made from 2016 onwards were made in ordinary shares. The figures in the table are represented in terms of ordinary shares.
3
A dividend equivalent was accumulated on these awards.

All-employee share plans

It is important that all employees are offered the opportunity to own shares in Prudential, connecting them both to the success of the Company and to the interests of other shareholders. Executive Directors are invited to participate in these plans on the same basis as other staff in their location.

Save As You Earn (SAYE) schemes

UK-based Executive Directors are normally eligible to participate in the HM Revenue and Customs (HMRC) approved Prudential Savings-Related Share Option Scheme. This scheme allows all eligible employees to save towards the exercise of options over Prudential plc shares with the option price set at the beginning of the savings period at a discount of up to 20 per cent of the market price. Since 2014 participants have been able to elect to enter into savings contracts of up to £500 per month for a period of three or five years. At the end of this term, participants may exercise their options within six months and purchase shares. If an option is not exercised within six months, participants are entitled to a refund of their cash savings plus interest if applicable under the rules. Shares are issued to satisfy those options which are exercised. No options may be granted under the schemes if the grant would cause the number of shares which have been issued, or which remain issuable pursuant to options granted in the preceding 10 years under the scheme and any other option schemes operated by the Company, or which have been issued under any other share incentive scheme of the Company, to exceed 10 per cent of the Company's ordinary share capital at the proposed date of grant. In anticipation of the demerger of the M&GPrudential business the Company did not operate the SAYE in 2018.

Details of Executive Directors' rights under the SAYE scheme are set out in the 'Outstanding share options' table.

Share Incentive Plan (SIP)

UK-based Executive Directors are also eligible to participate in the Company's Share Incentive Plan (SIP). Since April 2014, all UK-based employees have been able to purchase Prudential plc shares up to a value of £150 per month from their gross salary (partnership shares) through the SIP. For every four partnership shares bought, an additional matching share is awarded which is purchased by Prudential plc on the open market. Dividend shares accumulate while the employee participates in the plan. If the employee withdraws from the plan, or leaves the Group, matching shares may be forfeited.

The table below provides information about shares purchased under the SIP together with matching shares (awarded on a 1:4 basis) and dividend shares.

	Year of initial grant	Share Incentive Plan awards held in Trust at 1 Jan 2018	Partnership shares accumulated in 2018	Matching shares accumulated in 2018	Dividend shares accumulated in 2018	Share Incentive Plan awards held in Trust at 31 Dec 2018
		(number of shares)	(number of shares)	(number of shares)	(number of shares)	(number of shares)

Mark FitzPatrick	2017	81	104	26	3	214
John Foley	2014	576	103	26	16	721
Nic Nicandrou[1]	2010	1,766	-	-	47	1,813
James Turner[2]	2011	479	172	43	15	709
Mike Wells	2015	408	103	25	12	548

Notes

1
Following Nic Nicandrou's appointment as Chief Executive of Prudential Corporation Asia on 17 July 2017, he is no longer eligible to participate in the SIP. However, while his shares remain in the SIP Trust he will receive any dividends payable on these shares.
2
The number of shares for James Turner reflects his SIP holding on his appointment as an Executive Director on 1 March 2018.

Cash-settled long-term incentive awards

This information has been prepared in line with the reporting requirements of the Hong Kong Stock Exchange and sets out Executive Directors' outstanding share awards and share options. For details of the cash-settled long-term incentive awards held by some Executive Directors, please see our Annual report on remuneration.

Dilution

Releases from the Prudential Long Term Incentive Plan and the Prudential Agency Long Term Incentive Plan are satisfied using new issue shares rather than by purchasing shares in the open market. Shares relating to options granted under all-employee share plans are also satisfied by new issue shares. The combined dilution from all outstanding shares and options at 31 December 2018 was 1.11 per cent of the total share capital at the time. Deferred bonus awards will continue to be satisfied by the purchase of shares in the open market.

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

In addition, Prudential's directors held, as at 28 February 2019, options to purchase 6,163 shares, all of which were issued under Prudential's Savings-Related Share Option Scheme (SAYE). These options and schemes are described in more detail below under 'Options to purchase securities from Prudential' in this section.

Outstanding options of directors and other executive officers

The SAYE schemes are open to all UK and certain overseas employees. Options under the UK scheme up to HM Revenue & Customs (HMRC) limits are granted at a 20 per cent discount and cannot normally be exercised until a minimum of three years has elapsed. No payment is made for the grant of any options. In anticipation of the demerger of the M&GPrudential business the Company did not operate the SAYE in the UK in 2018.

The share options held by the directors and other executive officers as at the end of period are shown under the section 'Compensation Outstanding share options' above.

Options to purchase and discretionary awards of securities from Prudential

As of 28 February 2019, 4,586,945 options were outstanding, which Prudential issued under the SAYE schemes. As of 28 February 2019, directors and other executive officers held 6,163 of such outstanding options. Except as described above in 'Outstanding options of directors and other executive officers', each option represents the right of the bearer to subscribe for one share at a particular pre-determined exercise price at a pre-set exercise date.

As of 28 February 2019, 30,114,008 shares were outstanding under other awards. Of those 1,420,052 shares were outstanding under the Annual Incentive Plan, 127,022 shares were outstanding under the PruCap Deferred Bonus Plan, 3,089 shares were outstanding under the Momentum Retention Plan, 1,989 shares were outstanding under the One Off Awards, 658,073 shares were outstanding under the Restricted Share Plan, 15,946,320 shares were outstanding under the PLTIP, 1,551,819 shares were outstanding under the Deferred Share Plans, 4,515,657 shares were outstanding under the PCA LTIP and 5,889.987 shares were outstanding under the Prudential Agency Long Term Incentive Plan. Such outstanding awards held by directors or other executive officers at 31 December 2018 are included under 'Long-term incentive plans' in the 'Compensation' section above.

The aggregate proceeds that would arise if all outstanding options under the SAYE schemes were exercised is £56 million. The latest expiration dates for exercise or release of the securities underlying the options or awards and the number of options or shares are set out in the table below.

Year of Expiration	Options Outstanding Under Savings Related Share Option Scheme (in millions)	Shares Outstanding Under Other Awards (in millions)	Total (in millions)

2019	0.588	10.215	10.803
2020	1.605	10.498	12.103
2021	1.468	9.143	10.611
2022	0.522	0.114	0.636
2023	0.285	0.144	0.429
2024	0.119		0.119

Total	4.587	30.114	34.701

Information concerning the Group's share award and share option plans for its employees is provided above as well as in note B2.2 to the consolidated financial statements.

Employees

The average numbers of staff employed by the Prudential group, excluding employees of the venture investment subsidiaries of the UK with-profits fund, for the following periods were:

	2018	2017	2016

Asia operations	16,798	15,477	15,439
US operations	4,285	4,564	4,447
UK and Europe operations*	7,123	7,110	6,381

Total	28,206	27,151	26,267

*The UK and Europe staff numbers include staff from Group and Asia Regional Head Offices and Africa, which are unallocated to a segment.

At 31 December 2018, Prudential employed 21,877 permanent employees representing a decrease in the year from 22,912 employees as at 31 December 2017. Of the 21,877 employees, approximately 29 per cent were located in the United Kingdom, 53 per cent in Asia and 18 per cent in the United States. In the United Kingdom at 31 December 2018, Prudential had 365 employees paying union subscriptions through the payroll. At 31 December 2018, Prudential had 610 temporary employees in the United Kingdom, 4,084 in Asia and 91 in the United States. At 31 December 2018, Prudential had 406 fixed term contractors in the United Kingdom, 732 in Asia and none in the United States.

 SUPPLEMENTARY INFORMATION ON THE COMPANY

Company Address and Agent

Prudential plc is a public limited company incorporated on 1 November 1978 and registered in England and Wales. Refer to 'Governance – Memorandum and Articles of Association' for further information on the constitution of the Company.

Prudential's registered office is Laurence Pountney Hill, London EC4R 0HH, England (telephone: +44 20 7220 7588). Prudential's agent in the United States for purposes of this annual report on Form 20-F is Jackson National Life Insurance Company, located at 1 Corporate Way, Lansing, Michigan 48951, United States of America.

Significant Subsidiaries

The table below sets forth Prudential's significant operating subsidiaries.

	Main activity	Country of incorporation

The Prudential Assurance Company Limited	Insurance	England and Wales
M&G Investment Management Limited	Asset management	England and Wales
M&G Securities Limited	Asset management	England and Wales
Jackson National Life Insurance Company	Insurance	US
Prudential Assurance Company Singapore (Pte) Limited	Insurance	Singapore
PT Prudential Life Assurance	Insurance	Indonesia
Prudential Hong Kong Limited	Insurance	Hong Kong

All of the subsidiaries above are owned by another subsidiary undertaking of the Company. The Company has 100 per cent of the voting rights of the subsidiaries except the Indonesian subsidiary, where the Company has 94.6 per cent of the voting rights attaching to the aggregate of the shares across the types of capital in issue. The percentage of equity owned is the same as the percentage of the voting power held.

Each subsidiary operates mainly in its country of incorporation.

Investments

General

The overall financial strength of Prudential and the results, both current and future, of the insurance business are in part dependent upon the quality and performance of the various investment portfolios in the United Kingdom, the United States and Asia.

Prudential's total investments

The following table shows Prudential's insurance and non-insurance investments, net of derivative liabilities, at 31 December 2018. In addition, at 31 December 2018 Prudential had £208.0 billion of external funds under management. Assets held to cover linked liabilities relate to unit-linked and variable annuity products. In this table, investments are valued as set out in note A3.1 to the consolidated financial statements.

	At 31 December 2018 £m

	Asia	US	UK and Europe	Other	Total	Less: assets to cover linked liabilities and external unit holders*	Group excluding assets to cover linked liabilities and external unit holders

Investment properties	5	6	17,914	-	17,925	(5,964)	11,961
Investments accounted for using the equity method	991	-	742	-	1,733	-	1,733
Financial investments:
Loans	1,377	11,066	5,567	-	18,010	-	18,010
Equity securities and portfolio holdings in unit trusts	32,150	128,657	53,810	116	214,733	(138,931)	75,802
Debt securities	45,839	41,594	85,956	1,967	175,356	(28,644)	146,712
Other investments	296	1,501	8,098	111	10,006	(232)	9,774
Deposits	1,224	92	10,320	160	11,796	(1,562)	10,234

Total financial investments	80,886	182,910	163,751	2,354	429,901	(169,369)	260,532

Total investments	81,882	182,916	182,407	2,354	449,559	(175,333)	274,226
Derivative liabilities	(65)	(255)	(2,208)	(978)	(3,506)	(7)	(7,019)

Total investments, net of derivative liabilities	81,817	182,661	180,199	1,376	446,053	(175,340)	267,207

*Prudential's Group statement of financial position includes the line by line investments of unit-linked and the consolidated unit-trusts and similar funds. In the table above, these amounts have been deducted in deriving the underlying investments in the right-hand column.

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

Internal funds under management

Prudential manages 65 per cent of its group funds principally through its fund management businesses, M&G in the UK and Europe, PPM America in the United States and Eastspring Investments in Asia. The remaining 35 per cent of the Group's funds mainly relate to assets held to back unit-linked, unit trust and variable annuity liabilities.

In each of the operations, local management analyses the liabilities and determines asset allocation, benchmarks and permitted deviations from these benchmarks appropriate for its operation. These benchmarks and permitted deviations are agreed with internal fund managers, who are responsible for implementing the specific investment strategy through their local fund management operations.

Investments strategy and objectives

Investments relating to Asia insurance business

Prudential's Asia insurance business' investments, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, largely support the business of Prudential's Singapore and Hong Kong operations.

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

Investments relating to Prudential's US insurance business

The investment strategy of the US insurance business, for business other than the variable annuity business, is to maintain a diversified and largely investment grade debt securities portfolio that maintains a desired investment spread between the yield on the portfolio assets and the rate credited on policyholder liabilities. Interest rate scenario testing is regularly used to monitor the effect of changes in interest yields on cash flows, the present value of future profits and interest rate spreads.

The investment portfolio of the US insurance business consists primarily of debt securities, although the portfolio also contains investments in mortgage loans, policy loans, common and preferred stocks and derivative instruments.

Investments relating to M&GPrudential's insurance business

In the UK, M&GPrudential tailors its investment strategy for long-term business, other than unit-linked business, to match the type of product a portfolio supports. The primary distinction is between with-profits portfolios and non-participating portfolios, which include the majority of annuity portfolios. Generally, the objective is to maximise returns while maintaining investment quality and asset security and adhering to the appropriate government regulations.

Consistent with the product nature, in particular regarding guarantees, the with-profits fund's investment strategy emphasises a well-diversified equity portfolio (containing some international equities), real estate (predominantly in the UK), UK and international fixed income securities and cash.

For M&GPrudential's pension annuities business and other non-participating non-linked business the objective is to maximise profits while ensuring stability by closely matching the cash flows of assets and liabilities. To achieve this matching, the strategy is to invest in fixed income securities of appropriate maturity dates.

For M&GPrudential's unit-linked business, the primary objective is to maximise investment returns subject to following an investment policy consistent with the representations M&GPrudential has made to its unit-linked product policyholders.

Description of Property – Corporate Property

As at 31 December 2018, Prudential's UK headquartered businesses occupied 115 operating leases in the United Kingdom, Europe, Asia and Africa. These properties are primarily offices with some ancillary storage facilities. Prudential's global headquarters is located in London. Of the remainder, the most significant holdings are offices in London and Reading in England, Stirling in Scotland and Mumbai in India. Of the 115 operating leases, 100 are held leasehold and the rest (15) are short-term serviced offices. The leasehold properties range in size from 500 sq ft to 230,000 sq ft Overall, the UK, Europe, Africa and Asia property portfolio occupied by the UK headquartered businesses totals approximately 1,060,000 sq ft.

Prudential's UK headquartered businesses also hold 1 surplus owned property and approximately 9 surplus leasehold interests in the United Kingdom, mostly situated in London. This surplus accommodation (ie not occupied by the Group and including subleases) totals approximately 270,000 sq ft There are also 2 surplus land holdings in the United Kingdom, totalling 57 acres. A high proportion of the surplus estate has been sublet to third party occupiers generating income for the Group to cover this overhead. As at 31 December 2018 vacancy within the surplus estate stood at 49,751 sq ft, of which 45,195 sq ft was under offer to a sub-tenant.

Key transactions in the year include the leasing of 328,000 sq ft of offices in Central London for M&GPrudential, commencing in the first quarter of 2018. Of this, 33,000 sq ft is occupied and 250,000 sq ft is being fitted out for occupation in 2019. The remaining 45,195 sq ft is under offer to be sublet (referred to above). In addition, Prudential has leased 59,000 sq ft of offices in Central London, commencing August 2018. It is being fitted out for occupation in 2019.

In the United States, Prudential owns Jackson National Life's executive and principal administrative office located in Michigan. Prudential owns a total of 8 facilities in Lansing, Michigan and 1 facility in Franklin, Tennessee, which total approximately 1,031,392 sq ft. Prudential also leases premises in California, Washington D.C., Illinois, Massachusetts, Michigan, New Jersey and New York for certain of its operations. Prudential holds 13 operating leases with respect to occupied office space throughout the United States. The occupied leasehold properties range in size from 150 sq ft — 101,000 sq ft. In the United States, Prudential owns and leases a total of approximately 1,389,000 sq ft of property. In addition to the owned and leased properties, Prudential also owns a total of 446 acres of surplus land, all located in Lansing, Michigan.

Prudential's United States headquartered business also sublets 3 surplus office properties in Lansing, Michigan, totalling approximately 34,193 sq ft, located in one of its owned properties. It sub-leases 4 surplus leased properties in the United States, totalling approximately 181,000 sq ft.

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

Within these countries, Prudential owns 53 property assets (including those owned by its with-profits funds), ranging from office space to land holdings. The breakdown of these owned assets by country is as follows:

  —
  Malaysia (excluding the Malaysia Takaful joint venture) has 26 individually saleable owned assets, including office and residential space totalling 293,288 sq ft.
  —
  Philippines: 2 owned assets – Office space totalling 4,278 sq ft.
  —
  Singapore: 1 owned asset – Office space totalling 11,883 sq ft.
  —
  Taiwan: 16 owned assets – All surplus land holdings totalling 30,137 sq ft.
  —
  Thailand: 8 owned assets – Office space and surplus land holdings totalling 36,481 sq ft.

Prudential in Asia has a total of 337 external operating leases, totalling approximately 3.57 million sq ft of property (excluding property interests held by its joint venture/associate businesses in China, India and Malaysia (Takaful)).

The total holdings for Prudential joint venture/associate businesses in China, India and Malaysia (Takaful) comprises approximately 971 leased properties, totalling approximately 3.3 million sq ft. There are 6 owned assets in Malaysia (Takaful) totalling 12,315 sq ft and 2 owned and occupied assets comprising approximately 89,000 sq ft in Mumbai, India.

The Malaysian headquartered businesses (forming part of Prudential Corporation Asia) have agreed a pre-let transaction with a developer to lease 312,532 sq ft of offices in Kuala Lumpur, commencing in 2019. The building is currently under construction.

There have been no other property transactions subsequent to 31 December 2018 which would have a material impact on the financial position of Prudential.

Prudential believes that its facilities are suitable for the conduct of its businesses. Space requirements are periodically reviewed and Prudential may acquire or lease new space as needed to accommodate any future needs of the businesses. Prudential's operating leases have no material commercial value.

In summary, the Prudential shareholder-backed business owns 42 properties which it also occupies and which are accounted for as owner occupied. These properties are comprised of 33 in Asia and 9 in the US. The India associate also owns and occupies 2 properties in India. The total value of Prudential's owner occupied properties at 31 December 2018 was £329 million. This represents less than 1 per cent of Prudential's total assets.

Prudential is the lessee under 723 operating leases used as office accommodation, comprising 610 leases held by the Asia business (including the China and Malaysia (Takaful) joint ventures), 13 leases held by the US business and 100 leases held by the UK businesses. For the UK based businesses, Prudential holds a further 15 short-term serviced offices.

Investment Interests

Prudential also holds interests in properties within its investment portfolios accounted for as investment property. At 31 December 2018 the total value of investment properties was £17,925 million and comprised 501 properties held by the UK, 20 held in Asia and 1 held by the US. In total they comprised 3.5 per cent of Prudential's total assets. The UK and Europe business unit's holdings account for over 99 per cent by value of the total investment properties.

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

 ADDITIONAL INFORMATION

Risk Factors

A number of risk factors affect Prudential's operating results and financial condition and, accordingly, the trading price of its shares. The risk factors mentioned below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. The information given is as of the date of this document, and any forward-looking statements are made subject to the reservations specified under 'Forward-looking statements'.

Risks relating to Prudential's business

Prudential's businesses are inherently subject to market fluctuations and general economic conditions

Uncertainty, fluctuations or negative trends in international economic and investment climates could have a material adverse effect on Prudential's business and profitability. Prudential operates in a macroeconomic and global financial market environment that presents significant uncertainties and potential challenges. For example, government interest rates in the US, the UK and some Asian countries in which Prudential operates remain low relative to historical levels.

Global financial markets are subject to uncertainty and volatility created by a variety of factors. These factors include the continuing reduction in accommodative monetary policies in the US, the UK and other jurisdictions together with its impact on the valuation of all asset classes, effects on interest rates and the risk of disorderly repricing of inflation expectations and global bond yields, concerns over sovereign debt, a general slowing in world growth, the increased level of geopolitical risk and policy-related uncertainty (including the imposition of trade barriers) and potentially negative socio-political events.

The adverse effects of such factors could be felt principally through the following items:

  —
  Reduced investment returns arising on the Group's portfolios including impairment of debt securities and loans, which could reduce Prudential's capital and impair its ability to write significant volumes of new business, increase the potential adverse impact of product guarantees, and/or have a negative impact on its assets under management and profit;
  —
  Higher credit defaults and wider credit and liquidity spreads resulting in realised and unrealised credit losses;
  —
  Failure of counterparties who have transactions with Prudential (eg banks and reinsurers) to meet commitments that could give rise to a negative impact on Prudential's financial position and on the accessibility or recoverability of amounts due or, for derivative transactions, adequate collateral not being in place;
  —
  Estimates of the value of financial instruments becoming more difficult because in certain illiquid or closed markets, determining the value at which financial instruments can be realised is highly subjective. Processes to ascertain such values require substantial elements of judgement, assumptions and estimates (which may change over time); and
  —
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

For some non-unit-linked investment products, in particular those written in some of the Group's Asia operations, it may not be possible to hold assets which will provide cash flows to match those relating to policyholder liabilities. This is particularly true in those countries where bond markets are not developed and in certain markets where regulated premium and claim values are set with reference to the interest rate environment prevailing at the time of policy issue. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated. Where interest rates in these markets remain lower than those used to calculate premium and claim values over a sustained period, this could have a material adverse effect on Prudential's reported profit.

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

Also, Jackson has a significant spread-based business with the significant proportion of its assets invested in fixed income securities and its results are therefore affected by fluctuations in prevailing interest rates. In particular, fixed annuities and stable value products written by Jackson expose Prudential to the risk that changes in interest rates, which are not fully reflected in the interest rates credited to customers, will reduce spread. The spread is the difference between the rate of return Jackson is able to earn on the assets backing the policyholders' liabilities and the amounts that are credited to policyholders in the form of benefit increases, subject to minimum crediting rates. Declines in spread from these products or other spread businesses that Jackson conducts, and increases in surrender levels arising from interest rate rises, could have a material impact on its businesses or results of operations.

A significant part of the profit from M&GPrudential's insurance operations is related to bonuses for policyholders declared on with-profits products, which are broadly based on historical and current rates of return on equity, real estate and fixed income securities, as well as Prudential's expectations of future investment returns. This profit could be lower in a sustained low interest rate environment.

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

In addition, if a sovereign default or other such events described above were to occur, other financial institutions may also suffer losses or experience solvency or other concerns, and Prudential might face additional risks relating to any debt held in such financial institutions held in its investment portfolio. There is also risk that public perceptions about the stability and creditworthiness of financial institutions and the financial sector generally might be adversely affected, as might counterparty relationships between financial institutions. If a sovereign were to default on its obligations, or adopted policies that devalued or otherwise altered the currencies in which its obligations were denominated this could have a material adverse effect on Prudential's financial condition and results of operations.

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

Prudential conducts its businesses subject to regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies and interpretations and any accounting standards in the markets in which it operates

Changes in government policy and legislation (including in relation to tax), capital control measures on companies and individuals, regulation or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which Prudential operates (including those related to the conduct of business by Prudential or its third party distributors), or decisions taken by regulators in connection with their supervision of members of the Group, which in some circumstances may be applied retrospectively, may adversely affect Prudential. The proposed demerger of M&GPrudential from Prudential plc will result in a change to Prudential's group-wide supervisor to the Hong Kong Insurance Authority, and as a consequence will change the group-wide supervisory framework to which Prudential is subject, the final form of which remains uncertain. The impact from any regulatory changes may affect Prudential's product range, distribution channels, competitiveness, profitability, capital requirements, risk management approaches, corporate or governance structure and, consequently, reported results and financing requirements. Also, regulators in jurisdictions in which Prudential operates may impose requirements affecting the allocation of capital and liquidity between different business units in the Group, whether on a geographic, legal entity, product line or other basis. Regulators may change the level of capital required to be held by individual businesses, the regulation of selling practices, solvency requirements and could introduce changes that impact the products sold. Furthermore, as a result of interventions by governments in light of financial and global economic conditions, there may continue to be changes in government regulation and supervision of the financial services industry, including the possibility of higher capital requirements, restrictions on certain types of transactions and enhanced supervisory powers.

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

The European Union's Solvency II Directive came into effect on 1 January 2016. The measure of regulatory capital under Solvency II is more volatile than under the previous Solvency I regime and regulatory policy may further evolve under the regime. The European Commission began a review in late 2016 of some aspects of the Solvency II legislative package, which is expected to continue until 2021 and includes a review of the Long Term Guarantee measures. Prudential applied for, and has been granted approval by the UK Prudential Regulation Authority to use the following measures when calculating its Solvency II capital requirements: the use of an internal model, the 'matching adjustment' for UK annuities, the 'volatility adjustment' for selected US dollar-denominated business, and UK transitional measures on technical provisions. Prudential also has permission to use 'deduction and aggregation' as the method by which the contribution of the Group's US insurance entities to the Group's solvency is calculated, which in effect recognises surplus in US insurance entities in excess of 250 per cent of local US Risk Based Capital requirements. For as long as Prudential or its businesses remain subject to Solvency II, there is a risk that changes may be required to Prudential's approved internal model or other Solvency II approvals, which could have a material impact on the Group Solvency II capital position. Where internal model changes are subject to regulatory approval, there is a risk that the approval is delayed or not given. In such circumstances, changes in our risk profile would not be able to be appropriately reflected in our internal model, which could have a material impact on the Group's Solvency II capital position.

Currently there are also a number of other global regulatory developments which could impact Prudential's businesses in its many jurisdictions. These include the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) in the US, the work of the Financial Stability Board (FSB) in the area of systemic risk including the designation of Global Systemically Important Insurers (G-SIIs), the Insurance Capital Standard (ICS) being developed by the International Association of Insurance Supervisors (IAIS), the EU Markets in Financial Instruments Directive (the 'MiFID II Directive') and associated implementing measures, which came into force on 3 January 2018 and the EU General Data Protection Regulation, which came into force on 25 May 2018. In addition, regulators in a number of jurisdictions in which the Group operates are further developing local capital regimes; this includes potential future developments under Solvency II in the UK (as referred to above), National Association of Insurance Commissioners' (NAIC) reforms in the US and amendments to certain local statutory regimes in some territories in Asia. There remains a high degree of uncertainty over the potential impact of these changes on the Group.

The Dodd-Frank Act provides for a comprehensive overhaul of the financial services industry within the US including reforms to financial services entities, products and markets. The full impact of the Dodd-Frank Act on Prudential's businesses remains unclear, as many of its provisions are primarily focused on the banking industry, have a delayed effectiveness and/or require rule-making or other actions by various US regulators over the coming years. There is also potential uncertainty surrounding future changes to the Dodd-Frank Act under the current US administration.

Prudential's designation as a G-SII was last reaffirmed on 21 November 2016. The FSB, in conjunction with the IAIS, did not publish a new list of G-SIIs in 2017 and did not engage in G-SII identification for 2018 following IAIS' launch of the consultation on the Holistic Framework (HF) on 14 November 2018, which aims to assess and mitigate systemic risk in the insurance sector and is intended to replace the current G-SII measures. The IAIS intends to implement the HF in 2020 and it is proposed that G-SII identification be suspended from that year. In the interim, the relevant group-wide supervisors have committed to continue applying existing enhanced G-SII supervisory policy measures with some supervisory discretion, which includes a requirement to submit enhanced risk management plans. In November 2022, the FSB will review the need to either discontinue or re-establish an annual identification of G-SIIs in consultation with the IAIS and national authorities. The Higher Loss Absorbency (HLA) standard (a proposed additional capital measure for G-SII designated firms, planned to apply from 2022) is not part of the proposed HF. However, the HF proposes more supervisory powers of intervention for mitigating systemic risk including temporary financial reinforcement measures such as capital add-ons and suspension of dividends.

The IAIS is also developing the ICS as part of ComFrame – the Common Framework for the supervision of Internationally Active Insurance Groups (IAIGs). The implementation of ICS will be conducted in two phases – a five-year monitoring phase followed by an implementation phase. ComFrame will more generally establish a set of common principles and standards designed to assist supervisors in addressing risks that arise from insurance groups with operations in multiple jurisdictions. The ComFrame proposals, including ICS, could result in enhanced capital and regulatory measures for IAIGs, for which Prudential satisfies the criteria.

In late 2018, the US NAIC concluded an industry consultation with the aim of reducing the non-economic volatility in the variable annuity statutory balance sheet and enhancing risk management. The NAIC is targeting a January 2020 effective date for the new framework, which will have an impact on Jackson's business. Jackson continues to assess and test the changes. The NAIC also has an ongoing review of the C-1 bond factors in the required capital calculation, on which further information is expected to be provided in due course. The Group's preparations to manage the impact of these reforms will continue.

On 27 July 2017, the UK FCA announced that it will no longer persuade, or use its powers to compel, panel banks to submit rates for the calculation of LIBOR after 2021. The discontinuation of LIBOR in its current form and its replacement with the Sterling Overnight Index Average benchmark (SONIA) in the UK (and other alternative benchmark rates in other countries) could, among other things, impact the Group through an adverse effect on the value of Prudential's assets and liabilities which are linked to or which reference LIBOR, a reduction in market liquidity during any period of transition and increased legal and conduct risks to the Group arising from changes required to documentation and its related obligations to its stakeholders.

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

The Group's accounts are prepared in accordance with current International Financial Reporting Standards (IFRS) applicable to the insurance industry. The International Accounting Standards Board (IASB) introduced a framework that it described as Phase I which, under its standard IFRS 4 permitted insurers to continue to use the statutory basis of accounting for insurance assets and liabilities that existed in their jurisdictions prior to January 2005. In May 2017, the IASB published its replacement standard on insurance accounting (IFRS 17, 'Insurance Contracts'), which will have the effect of introducing fundamental changes to the statutory reporting of insurance entities that prepare accounts according to IFRS from 2021. In November 2018, the IASB tentatively decided to delay the effective date of IFRS 17 by one year to periods beginning on or after 1 January 2022 and is considering introducing further amendments to this new standard. The European Union will apply its usual process for assessing whether the standard meets the necessary criteria for endorsement. The Group is reviewing the complex requirements of this standard and considering its potential impact. The effect of changes required to the Group's accounting policies as a result of implementing the new standard is currently uncertain, but these changes can be expected to, amongst other things, alter the timing of IFRS profit recognition. Given the implementation of this standard is likely to require significant enhancements to IT, actuarial and finance systems of the Group, it will also have an impact on the Group's expenses.

Any changes or modification of IFRS accounting policies may require a change in the way in which future results will be determined and/or a retrospective adjustment of reported results to ensure consistency.

The implementation of complex strategic initiatives gives rise to significant execution risks, may affect the operational capacity of the Group, and may adversely impact the Group if these initiatives fail to meet their objectives

As part of the implementation of its business strategies, Prudential has commenced a number of significant change initiatives across the Group, many of which are interconnected and/or of large scale, that may have financial, operational, regulatory, customer and reputational implications if such initiatives fail (either wholly or in part) to meet their objectives and could place strain on the operational capacity, or weaken the control environment, of the Group. Implementing further strategic initiatives may amplify these risks. The Group's current significant change initiatives include the combination of M&G and Prudential UK and Europe, the proposed demerger of M&GPrudential and the intended sale of part of the UK annuity portfolio. Significant operational execution risks arise from these initiatives, including in relation to the separation and establishment of standalone governance under relevant regulatory regimes, business functions and processes (data, systems, people) and third party arrangements.

The proposed demerger of M&GPrudential carries with it execution risk and will continue to require significant management attention

The proposed demerger of M&GPrudential is subject to a number of factors and dependencies (including prevailing market conditions, the appropriate allocation of debt and capital between the two groups and approvals from regulators and shareholders). In addition, preparing for and implementing the proposed demerger is expected to continue to require significant time from management, which may divert management's attention from other aspects of Prudential's business.

Therefore there can be no certainty as to the timing of the demerger, or that it will be completed as proposed (or at all). Further, if the proposed demerger is completed, there can be no assurance that either Prudential plc or M&GPrudential will realise the anticipated benefits of the transaction, or that the proposed demerger will not adversely affect the trading value or liquidity of the shares of either or both of the two businesses.

The intended UK exit from the EU may adversely impact economic conditions, increase market volatility, increase political and regulatory uncertainty, and cause operational disruption (including reduced access to EU markets) which could have adverse effects on Prudential's business and its profitability

On 29 March 2017, the UK submitted the formal notification of its intention to withdraw from the EU pursuant to Article 50 of the Treaty on the European Union, as amended. Following submission of this notification, the UK has a maximum period of two years to negotiate the terms of its withdrawal from the EU. If no formal withdrawal agreement is reached between the UK and the EU, then it is expected the UK's membership of the

EU will automatically terminate at 11.00pm GMT on 29 March 2019. The UK's decision to leave the EU will have political, legal and economic ramifications for both the UK and the EU, although these are expected to be more pronounced for the UK. The Group has several UK -domiciled operations, principally M&GPrudential, and these will be impacted by a UK withdrawal from the EU, although contingency plans have been developed and enacted since the referendum result to ensure that Prudential's business is not unduly affected by the UK withdrawal. The outcome of the negotiations on the UK's withdrawal and any subsequent negotiations on trade and access to the country's major trading markets, including the single EU market, is currently unknown. As a result, there is ongoing uncertainty over the terms under which the UK will leave the EU, in particular after the transitional period ending in December 2020 (which itself is yet to be agreed in a legally binding manner), and the potential for a disorderly exit by the UK without a negotiated agreement. While the Group has undertaken significant work to plan for and mitigate such risks, there can be no assurance that these plans and efforts will be successful.

In particular, depending on the nature of the UK's exit from the EU, some or all of the following risks may materialise, which may impact the business of the Group and its profitability:

—
The UK and EU may experience a downturn in economic activity. The effect of any downturn is expected to be more pronounced for the UK particularly in the event of a disorderly exit by the UK from the EU. Market volatility and illiquidity may increase (including for property funds, where redemption restrictions may be applied) in the period leading up to, and following, the UK's withdrawal. This could lead to potential downgrades in sovereign and corporate debt ratings in the UK and the EU and falls in UK property values. In a severe scenario where the UK's sovereign rating is downgraded by potentially more than one notch, this may also impact on the ratings of UK companies, including Prudential's UK business. Further or prolonged interest rate reductions may occur due to monetary easing. These impacts may result in the adverse effects outlined in the market and general economic conditions risk factor.

—
The UK's exit from the EU could result in significant changes to the legal and regulatory regime under which the Group (and, in particular, M&GPrudential) operates, the nature and extent of which remain uncertain while the outcome of negotiations regarding the UK's withdrawal from the EU and the extent and terms of any future access to the single EU market remains to be agreed. There may be an increase in complexity and costs associated with operating in an additional regulatory jurisdiction.

—
There may be increased risk of operational disruption to the business, in particular to M&GPrudential. Access to the EU market, and the ability to service EU clients, may be adversely impacted. Negative market sentiment towards the UK from investors may result in negative fund flows and EU service providers may be less willing, or unable to service UK fund managers, both of which may negatively impact on the asset management business of M&GPrudential. The insurance business may experience higher product lapses resulting from fund outflows. The ability to retain and attract appropriately skilled staff from the EU may be adversely impacted. Contractual documentation may need to be renegotiated or redrafted in order to remain effective.

The resolution of several issues affecting the financial services industry could have a negative impact on Prudential's reported results or on its relations with current and potential customers

Prudential is, and in the future may be, subject to legal and regulatory actions in the ordinary course of its business, both in the UK and internationally on matters relevant to the delivery of customer outcomes. Such actions may relate to the application of current regulations for example the Financial Conduct Authority's (FCA) principles and conduct of business rules or the failure to implement new regulations. These actions could involve a review of types of business sold in the past under acceptable market practices at the time, such as the requirement in the UK to provide redress to certain past purchasers of pensions and mortgage endowment policies, changes to the tax regime affecting products, and regulatory reviews of products sold and industry practices, including, in the latter case, lines of business it has closed. Current regulatory actions include the UK insurance business's undertaking to the FCA to review annuities sold without advice after 1 July 2008 to its contract-based defined contribution pension customers. This will result in the UK insurance business being required to provide redress to certain such customers. A provision has been established to cover the costs of undertaking the review and any related redress but the ultimate amount required remains uncertain.

Regulators may also focus on the approach that product providers use to select third-party distributors and to monitor the appropriateness of sales made by them. In some cases, product providers can be held responsible for the deficiencies of third-party distributors.

In the US, there has been significant attention on the different regulatory standards applied to investment advice delivered to retail customers by different sectors of the industry. As a result of reports relating to perceptions of industry abuses, there have been numerous regulatory inquiries and proposals for legislative and regulatory reforms. This includes focus on the suitability of sales of certain products, alternative investments and the widening of the circumstances under which a person or entity providing investment advice with respect to certain employee benefit and pension plans would be considered a fiduciary subjecting the person or entity to certain regulatory requirements. There is a risk that new regulations introduced may have a material adverse effect on the sales of the products by Prudential and increase Prudential's exposure to legal risks.

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

In Asia, the Group's principal competitors include global life insurers such as Allianz, AXA, and Manulife together with regional insurers such as AIA, FWD and Great Eastern, and multinational asset managers such as Franklin Templeton, HSBC Global Asset Management, J.P. Morgan Asset Management and Schroders. In most markets, there are also local companies that have a material market presence.

M&GPrudential's principal competitors include many of the major retail financial services companies and fund management companies including, for example, Aviva, Janus Henderson, Jupiter, Legal & General, Schroders and Standard Life Aberdeen.

Jackson's competitors in the US include major stock and mutual insurance companies, mutual fund organisations, banks and other financial services companies such as Aegon, AIG, Allianz, AXA Equitable Holdings Inc., Brighthouse, Lincoln Financial Group, MetLife and Prudential Financial.

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

Prudential plc's long-term senior debt is rated as A2 by Moody's, A by Standard & Poor's and A– by Fitch.

Prudential plc's short-term debt is rated as P-1 by Moody's, A-1 by Standard & Poor's and F1 by Fitch.

The Prudential Assurance Company Limited's financial strength is rated Aa3 by Moody's, A+ by Standard & Poor's and AA– by Fitch.

Jackson's financial strength is rated AA– by Standard & Poor's and Fitch, A1 by Moody's and A+ by A.M. Best.

Prudential Assurance Co. Singapore (Pte) Ltd's financial strength is rated AA– by Standard & Poor's.

All ratings above are on a stable outlook and are stated as at the date of this document.

In addition, changes in methodologies and criteria used by rating agencies could result in downgrades that do not reflect changes in the general economic conditions or Prudential's financial condition.

Adverse experience in the operational risks inherent in Prudential's business, and those of its material outsourcing partners, could disrupt its business functions and have a negative impact on its results of operations

Operational risks are present in all of Prudential's businesses, including the risk (from both Prudential and its outsourcing and external data hosting partners) of direct or indirect loss resulting from inadequate or failed internal and external processes, systems or human error, fraud, the effects of natural or man-made catastrophic events (such as natural disasters, pandemics, cyber-attacks, acts of terrorism, civil unrest and other catastrophes) or from other external events. Exposure to such events could disrupt Prudential's systems and operations significantly, which may result in financial loss and reputational damage.

Prudential's business is dependent on processing a large number of transactions across numerous and diverse products, and it employs a large number of models, and user developed applications, some of which are complex, in its processes. The long-term nature of much of the Group's business also means that accurate records have to be maintained for significant periods. Further, Prudential operates in an extensive and evolving legal and regulated environment (including in relation to tax) which adds to the operational complexity of its business processes and controls.

These factors, among others, result in significant reliance on, and require significant investment in, the information technology (IT) infrastructure, compliance and other operational systems, personnel and processes for the performance of the Group's core business activities. During times of significant change, the operational effectiveness of these components may be impacted.

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

In addition, Prudential also relies on a number of outsourcing (including external data hosting) partners to provide several business operations, including a significant part of the UK back office and customer-facing operations as well as a number of IT support functions and investment operations. This creates reliance upon the operational performance of these outsourcing partners, and failure to adequately oversee the outsourcing partner, or the failure of an outsourcing partner (or its key IT and operational systems and processes) could result in significant disruption to business operations and customers.

Attempts to access or disrupt Prudential's IT systems, and loss or misuse of personal data, could result in loss of trust from Prudential's customers and employees, reputational damage and financial loss

Prudential and its business partners are increasingly exposed to the risk that individuals or groups may attempt to disrupt the availability, confidentiality and integrity of its IT systems, which could result in disruption to key operations, make it difficult to recover critical services, damage assets and compromise the integrity and security of data (both corporate and customer). This could result in loss of trust from Prudential's customers and employees, reputational damage and direct or indirect financial loss. The cyber-security threat continues to evolve globally in sophistication and potential significance. Prudential's increasing profile in its current markets and those in which it is entering, growing customer interest in interacting with their insurance providers and asset managers through the internet and social media, improved brand awareness and the classification of Prudential as a G-SII could also increase the likelihood of Prudential being considered a target by cyber criminals. Further, there have been changes to the threat landscape and the risk from untargeted but sophisticated and automated attacks has increased.

There is an increasing requirement and expectation on Prudential and its business partners, to not only hold customer, shareholder and employee data securely, but use it in a transparent and appropriate way. Developments in data protection worldwide (such as the implementation of EU General Data Protection Regulation that came into force on 25 May 2018) may also increase the financial and reputational implications for Prudential following a significant breach of its (or its third-party suppliers') IT systems. To date, Prudential has not identified a failure or breach, or an incident of data misuse, which has had a material impact in relation to its legacy and other IT systems and processes. However, it has been, and likely will continue to be, subject to potential damage from computer viruses, attempts at unauthorised access and cyber-security attacks such as 'denial of service' attacks (which, for example, can cause temporary disruption to websites and IT networks), phishing and disruptive software campaigns.

Prudential is continually enhancing its IT environment to remain secure against emerging threats, together with increasing its ability to detect system compromise and recover should such an incident occur. However, there can be no assurance that such events will not take place which may have material adverse consequential effects on Prudential's business and financial position.

The failure to understand and respond effectively to the risks associated with environmental, social or governance (ESG) factors could adversely affect Prudential's achievement of its long-term strategy

The business environment in which Prudential operates is continually changing. ESG-related issues may directly or indirectly impact key stakeholders, ranging from customers to institutional investors, employees, suppliers and regulators, all of whom have expectations in this area. A failure to manage those material risks which have ESG implications may adversely impact on the reputation and brand of the Group, the results of its operations, its customers, and its ability to deliver on its long-term strategy and therefore its long-term success.

Climate change is one ESG theme that poses potentially significant risks to Prudential and its customers, not only from the physical impacts of climate change, driven by both specific short-term climate-related events such as natural disasters and longer-term impacts, but also from transition risks associated with the shift to a low carbon economy. Climate-driven changes in countries in which Prudential operates could change its claims profile. There is an increasing expectation from stakeholders for Prudential to understand, manage and provide increased transparency of its exposure to climate-related risks. For example, the FSB's Task Force on Climate-related Disclosures recommendations were published in 2017 to provide a voluntary framework on corporate climate-related financial disclosures following the FSB's concern that there may be systemic risk in the financial system related to climate change.

As governments and policymakers take action to reduce greenhouse gas emissions and limit global warming, the transition to a low carbon economy could have an adverse impact on global investment asset valuations whilst at the same time present investment opportunities which the Group will need to monitor. In particular, there is a risk that this transition could result in some asset sectors facing significantly higher costs and a disorderly adjustment to their asset values. This could lead to an adverse impact on the value and the future performance of the investment assets of the Group. The potential broader economic impact from this may impact upon customer demand for the Group's products. Given that Prudential's investment horizons are long term, it is potentially more exposed to the long-term impact of climate change risks. Additionally, Prudential's stakeholders increasingly expect responsible investment principles to be adopted to demonstrate that ESG considerations (including climate change) are effectively integrated into investment decisions and fiduciary and stewardship duties.

Adverse experience relative to the assumptions used in pricing products and reporting business results could significantly affect Prudential's results of operations

In common with other life insurers, the profitability of the Group's businesses depends on a mix of factors including mortality and morbidity levels and trends, policy surrenders and take-up rates on guarantee features of products, investment performance and impairments, unit cost of administration and new business acquisition expenses. The Group's businesses are subject to inflation risk. In particular, the Group's medical insurance businesses in Asia are also exposed to medical inflation risk.

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

In addition, Prudential's business may be adversely affected by epidemics and other effects that give rise to a large number of deaths or additional sickness claims, as well as increases to the cost of medical claims. Significant influenza and other epidemics have occurred a number of times historically but the likelihood, timing, or the severity of future epidemics cannot be predicted. The effectiveness of external parties, including governmental and non-governmental organisations, in combating the spread and severity of any epidemics could have a material impact on the Group's loss experience.

As a holding company, Prudential is dependent upon its subsidiaries to cover operating expenses and dividend payments

The Group's insurance and investment management operations are generally conducted through direct and indirect subsidiaries, which are subject to the risks discussed elsewhere in this 'Risk Factors' section.

As a holding company, Prudential's principal sources of funds are remittances from subsidiaries, shareholder-backed funds, the shareholder transfer from long-term funds and any amounts that may be raised through the issuance of equity, debt and commercial paper.

Certain of Prudential's subsidiaries are subject to applicable insurance, foreign exchange and tax laws, rules and regulations that can limit their ability to make remittances. In some circumstances, this could limit Prudential's ability to pay dividends to shareholders or to make available funds held in certain subsidiaries to cover operating expenses of other members of the Group.

Prudential operates in a number of markets through joint ventures and other arrangements with third parties, involving certain risks that Prudential does not face with respect to its consolidated subsidiaries

Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures and other similar arrangements. For such Group operations, management control is exercised in conjunction with other participants. The level of control exercisable by the Group depends on the terms of the contractual agreements, in particular, the allocation of control among, and continued cooperation between, the participants. In addition, the level of control exercisable by the Group could also be subject to changes in the maximum level of non-domestic ownership imposed on foreign companies in certain jurisdictions. Prudential may face financial, reputational and other exposure (including regulatory censure) in the event that any of its partners fails to meet its obligations under the arrangements, encounters financial difficulty, or fails to comply with local or international regulation and standards such as those pertaining to the prevention of financial crime. In addition, a significant proportion of the Group's product distribution is carried out through arrangements with third parties not controlled by Prudential and is therefore dependent upon continuation of these relationships. A temporary or permanent disruption to these distribution arrangements, such as through significant deterioration in the reputation, financial position or other circumstances of the third party or material failure in controls (such as those pertaining to the third-party system failure or the prevention of financial crime) could adversely affect the results of operations of Prudential.

Prudential's Articles of Association contain an exclusive jurisdiction provision

Under Prudential's Articles of Association, certain legal proceedings may only be brought in the courts of England and Wales. This applies to legal proceedings by a shareholder (in its capacity as such) against Prudential and/or its directors and/or its professional service providers. It also applies to legal proceedings between Prudential and its directors and/or Prudential and Prudential's professional service providers that arise in connection with legal proceedings between the shareholder and such professional service providers. This provision could make it difficult for US and other non-UK shareholders to enforce their shareholder rights.

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

Dividend Data

Under UK company law, Prudential plc may pay dividends only if it has 'distributable profits' available for that purpose. 'Distributable profits' are accumulated, realised profits not previously distributed or capitalised less accumulated, realised losses not previously written off, on the applicable GAAP basis. Even if distributable profits are available, under English law Prudential plc may pay dividends only if the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves (such as, for example, the share premium account) and the payment of the dividend does not reduce the amount of its net assets to less than that aggregate. For further information about the Company, please refer to the section headed Condensed Financial Information of Registrant (Schedule II).

As a holding company, Prudential plc is dependent upon dividends and interest from its subsidiaries to pay cash dividends. Many of its insurance subsidiaries are subject to regulations that restrict the amount of dividends that they can pay to the Company. These restrictions are discussed in more detail in note D6(a) to Prudential's consolidated financial statements and the section headed Supervision and Regulation of Prudential.

Historically, Prudential plc has declared an interim and a final dividend for each year (with the final dividend being paid in the year following the year to which it relates). Since 2016, Prudential plc makes twice-yearly interim dividend payments instead of the final and interim dividend payments. Subject to the restrictions referred to above, Prudential plc's directors have the discretion to determine whether to pay an interim dividend and the amount of any such interim dividend but must take into account the Company's financial position. The directors still retain the discretion to recommend payment of a final dividend, such recommendation to be approved by ordinary resolution of the shareholders. The approved amount may not exceed the amount recommended by the directors.

The following table shows certain information regarding the dividends per share that Prudential plc declared for the periods indicated in pence sterling and converted into US dollars at the noon buying rate in effect on each payment date. First interim dividends for a specific year now generally have a record date in August and a payment date in September of that year, and second interim dividends (or final dividends) now generally have a record date in the following March/April and a payment date in the following May.

Year	First Interim Ordinary Dividend (pence)	First Interim Ordinary Dividend (US Dollars)	Final Ordinary Dividend/ Second interim Ordinary (pence)	Final Ordinary Dividend/ Second interim Ordinary (US Dollars)	Special dividend (pence)	Special dividend (US Dollars)

2014	11.19	0.1825	25.74	0.4034	-	-
2015	12.31	0.1877	26.47	0.3842	10.00	0.1451
2016	12.93	0.1680	30.57	0.3980	-	-
2017	14.50	0.1948	32.50	0.4380	-	-
2018	15.67	0.2053	33.68	-	-	-

The Board has decided to increase the full-year ordinary dividend by 5 per cent to 49.35 pence per share, reflecting our 2018 performance and our confidence in the future prospects of our businesses. In line with this, the Directors have approved a second interim ordinary dividend of 33.68 pence per share (2017: 32.5 pence per share).

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

Major Shareholders

The table below shows the holdings of major shareholders in the Company's issued share capital, as at 31 December 2018, as notified to the Company in accordance with the Disclosure Guidance and Transparency Rules. At 20 March 2019 Prudential had received the following notifications:

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

No notifications had been received in 2019 as at 20 March 2019.

Shareholder	Date advised	Percentage of share capital	Shareholding

Capital Group Companies, Inc.	25/10/2016	9.87%	254,501,437
BlackRock Inc	05/04/2012	5.08%	129,499,098
Norges Bank	30/06/2017	3.99%	103,060,503

Major shareholders of Prudential have the same voting rights per share as other shareholders. See Governance – Memorandum and Articles of Association - Voting Rights'.

As at 20 March 2019, there were 133 shareholders with a US address on Prudential's register of shareholders. These shares represented approximately 0.01 per cent of Prudential's issued ordinary share capital. As at

20 March 2019, there were 63 registered Prudential ADR holders. The shares represented by these ADRs amounted to approximately 2.24 per cent of Prudential's issued ordinary share capital.

Prudential does not know of any arrangements which may at a subsequent date result in a change of control of Prudential.

Material Contracts

Not applicable.

Exchange Controls

Other than the requirement to report certain events and transactions to HM Revenue & Customs, there are currently no UK laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange controls, or that affect the remittance of dividends or other payments to non-UK residents or to US holders of Prudential's securities, except as otherwise set forth under 'Taxation' in this section.

Taxation

The following is a summary, under current law and practice, of the principal UK tax, US federal income tax, Hong Kong and Singapore tax considerations relating to an investment by a US taxpayer in Prudential ordinary shares or ADSs. This summary applies to you only if:

  —
  You are an individual US citizen or resident, a US corporation, or otherwise subject to US federal income tax on a net income basis in respect of your holding of Prudential ordinary shares or ADSs;

  —
  You hold Prudential ordinary shares or ADSs or shares held or traded in Singapore through the Central Depository (CDP) as a capital asset for tax purposes;

  —
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

  —
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

  —
  The holder carries on a trade in the United Kingdom through a permanent establishment in the United Kingdom, and
  —
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

  —
  The holder carries on a trade in the United Kingdom through a branch or agency, and
  —
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

  —
  Are part of the business property of a permanent establishment of an enterprise in the United Kingdom, or
  —
  Pertain to a fixed base in the UK used for the performance of independent personal services.

The UK-US estate tax treaty provides a credit mechanism if the Prudential ordinary shares or ADSs are subject to both UK inheritance tax and to US estate and gift tax.

UK Stamp Duty and Stamp Duty Reserve Tax

Relevant legislation provides that, subject to certain exemptions, UK stamp duty would be payable on a transfer of, and UK stamp duty reserve tax (SDRT) would be payable upon a transfer or issue of, Prudential ordinary shares to the depositary of Prudential ordinary shares that is responsible for issuing ADSs (the 'ADS Depositary'), or a nominee or agent of the ADS depositary, in exchange for American Depositary Receipts (ADRs) representing ADSs. For this purpose, the current rate of stamp duty and SDRT is 1.5 per cent (rounded up, in the case of stamp duty, to the nearest £5).

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

US Federal Income Tax Treatment of Distributions on Prudential Ordinary Shares or ADSs

If Prudential pays dividends, you must include those dividends in your income when you receive them. The dividends will be treated as foreign source income. You should determine the amount of your dividend income by converting pounds sterling into US dollars at the exchange rate in effect on the date of your (or the depositary's, in the case of ADSs) receipt of the dividend. Subject to certain exceptions for short-term and hedged positions, the US dollar amount of dividends received by an individual will be subject to taxation at a lower rate than ordinary income if the dividends are 'qualified dividends.' Dividends received with respect to the ordinary shares or ADSs will be qualified dividends if Prudential was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (PFIC). Based on the nature of its business activities and its expectations regarding such activities in the future, Prudential believes that it was not treated as a PFIC within the meaning of the Code with respect to its 2018 taxable year and does not anticipate becoming a PFIC for its 2019 taxable year.

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

US Federal Medicare Tax on Net Investment Income

A 3.8 per cent surtax will generally apply to the net investment income of individuals whose modified adjusted gross income exceeds certain threshold amounts. For 2019, these amounts are $200,000 in the case of single taxpayers, $250,000 in the case of married taxpayers filing joint returns, and $125,000 in the case of married taxpayers filing separately. Net investment income includes, among other items, dividends, interest, and net gain from the disposition of property (other than certain property held in a trade or business).

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

Hong Kong Stamp duty

Hong Kong stamp duty, currently charged at the ad valorem rate of 0.1 per cent on the higher of the consideration for or the value of the Prudential Shares, will be payable by the purchaser on a purchase and by the seller on a sale of Prudential Shares where the transfer is required to be registered in Hong Kong (ie a total of 0.2 per cent is ordinarily payable on a sale and purchase transaction involving ordinary shares). In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of ordinary shares.

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

Adoption of FRS 39 for Singapore Tax Purposes

Any US resident holders who apply, or who are required to apply, the Singapore Financial Reporting Standard 39 Financial Instruments—Recognition and Measurement (FRS 39) for the purposes of Singapore income tax may be required to recognise gains or losses (not being gains or losses in the nature of capital) in accordance with the provisions of FRS 39 (as modified by the applicable provisions of Singapore income tax law) even though no sale or disposal is made. Taxpayers who may be subject to such tax treatment should consult their own accounting and tax advisers regarding the Singapore income tax consequences of their acquisition, holding and disposal of the Prudential Shares.

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

Foreign-sourced dividends received or deemed received in Singapore by a US resident individual not resident in Singapore is exempt from Singapore income tax. This exemption will also apply in the case of a Singapore tax resident individual who receives his foreign-sourced income in Singapore on or after 1 January 2004 (except where such income is received through a partnership in Singapore).

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

Singapore Goods and Services Tax

There is no Goods and Services Tax (GST) payable in Singapore on the subscription or issuance of the Prudential Shares. The clearing fees, instruments of transfer deposit fees and share withdrawal fees are subject to GST at the prevailing standard-rate (currently 7 per cent) if the services are provided by a GST registered person to a holder of the Prudential Shares. However, such fees could be zero-rated when provided to a US resident holder of the Prudential Shares belonging outside Singapore provided certain conditions are met. For a holder of the Prudential Shares belonging in Singapore who is registered for GST, the GST incurred is generally not recoverable as input tax credit from the Inland Revenue Authority of Singapore unless certain conditions are satisfied. These GST-registered holders of the Prudential Shares should seek the advice of their tax advisors on these conditions.

 Documents on Display

Prudential is subject to the informational requirements of the Securities Exchange Act of 1934 applicable to foreign private issuers. In accordance with these requirements, Prudential files its annual report on Form 20-F and other documents with the Securities and Exchange Commission.

The SEC maintains a website that contains reports and other information regarding registrants. All the SEC filings made electronically by registrants including Prudential can be accessed at www.sec.gov. Prudential's SEC filings are also available in our corporate website at www.prudential.co.uk

Prudential also files reports and other documents with the London, Hong Kong and Singapore stock exchanges. This information may be viewed on the websites of each of those exchanges as well as via the UK Financial Conduct Authority's National Storage Mechanism. All reports and other documents filed with each of the exchanges are also published on Prudential's website. The contents of this website are not incorporated by reference into this Form 20-F.

Controls and Procedures

Management has evaluated, with the participation of Prudential plc's Group Chief Executive and Chief Financial Officer, the effectiveness of Prudential plc's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (Exchange Act)) as of 31 December 2018. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon Prudential plc's evaluation, Prudential plc's Group Chief Executive and Chief Financial Officer have concluded that as of 31 December 2018 Prudential plc's disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Prudential plc in the reports Prudential plc files and submits under the Exchange Act is recorded, processed, summarised and reported, within the time periods specified in the applicable rules and forms and that it is accumulated and communicated to Prudential plc's management, including Prudential plc's Group Chief Executive and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Prudential plc is required to undertake an annual assessment of the effectiveness of internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act 2002 (Section 404). In accordance with the requirements of Section 404 the following report is provided by management in respect of Prudential plc's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act).

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

Management has conducted, with the participation of Prudential plc's Group Chief Executive and Chief Financial Officer, an evaluation of the effectiveness of internal control over financial reporting based on the criteria set forth in '2013 Internal Control—Integrated Framework' issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment under these criteria, management has concluded that, as of 31 December 2018, Prudential plc's internal control over financial reporting was effective.

In addition, there have been no changes in Prudential plc's internal control over financial reporting during 2018 that have materially affected, or are reasonably likely to affect materially, Prudential plc's internal control over financial reporting.

KPMG LLP, which has audited the consolidated financial statements of Prudential plc for the year ended 31 December 2018, has also audited the effectiveness of Prudential plc's internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). KPMG LLP's report on internal control over financial reporting is shown on page 239 in the Consolidated Financial Statements section.

 Listing Information

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

Prudential American Depositary Shares (ADSs) have been listed for trading on the New York Stock Exchange since 28 June 2000 under the symbol 'PUK'.

Trading on the Singapore Stock Exchange may be infrequent for certain periods during the year. This does not have any material impact on the liquidity of the Group.

Description of Securities Other than Equity Securities

Payments received from the ADR Depositary

Direct payments

J.P. Morgan Chase Bank, N.A. is the depositary (ADR Depositary) of Prudential's ADR program. The ADR Depositary has agreed to reimburse Prudential for certain reasonable expenses related to Prudential's ADR program and incurred by Prudential in connection with the ADR program. The reimbursements shall be used by Prudential for actual expenses incurred in connection with the program during the contract year (year ending 18 May in each year), including but not limited to, expenses related to US investor relations servicing, US investor presentations, financial advertising and public relations.

No reimbursements were made in 2018.

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

 Purchases of Equity Securities by Prudential plc and Affiliated Purchasers

The following table sets forth information with respect to purchases made by or on behalf of Prudential or any 'affiliated purchasers' (as that term is defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended) of Prudential's ordinary shares or American depositary shares for the year ended 31 December 2018.

Period	Total Number of Shares Purchasednote	Average Price Paid Per Share	Total Number of Shares Purchased at Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under Plans or Programs

		(£)
1 January –31 January	51,555	19.33	N/A	N/A
1 February –28 February	55,765	18.01	-	-
1 March –31 March	55,623	18.43	-	-
1 April –30 April	1,664,334	17.49	-	-
1 May –31 May	63,334	19.20	-	-
1 June –30 June	181,995	18.33	-	-
1 July –31 July	55,888	17.78	-	-
1 August –31 August	60,384	18.06	-	-
1 September –30 September	82,612	16.96	-	-
1 October –31 October	148,209	16.71	-	-
1 November –30 November	67,162	15.96	-	-
1 December –31 December	73,744	14.17	-	-

Note

The shares listed in this column were acquired by employee benefit trusts during the year to satisfy future obligations to deliver shares under the Company's employee incentive plans, the savings related share option scheme and the share participation plan.

This table excludes Prudential plc shares purchased by investment funds managed by M&GPrudential in accordance with investment strategies that are established by M&GPrudential acting independently of Prudential plc.

Principal Accountant Fees and Services

Total fees payable to KPMG for the fiscal years ended 31 December are set out below:

	2018 £m	2017 £m

Fees payable to the Company's auditor for the audit of the Company's annual accounts	2.1	2.1
Fees payable to the Company's auditor and its associates for other services:
Audit of subsidiaries pursuant to legislation	9.2	8.3
Audit-related assurance services	4.7	4.3
Other assurance services	1.1	1.5
Services relating to corporate finance transactions	0.2	0.4
All other services	1.0	0.7

Total	18.3	17.3

*
Of the audit-related assurance service fees of £4.7 million in 2018, £1.4 million relates to services that are required by law.

In addition, there were fees incurred by pension schemes of £0.2 million (2017: £0.1 million) for audit services.

2018

Fees of £2.1 million for the audit of Prudential's annual accounts comprised statutory audit fees of £0.9 million, US reporting audit fees of £0.5 million and EEV reporting audit fees of £0.7 million. Fees of £9.2 million for audit of subsidiaries pursuant to legislation mainly related to the audit of local and statutory accounts and to statutory audit work in connection with the submission of results to be consolidated in Prudential's annual accounts.

Fees of £4.7 million for audit related assurance services supplied comprised interim and regulatory reporting, controls reporting and other similar work.

Fees of £1.1 million for all other assurance services included £0.5 million in connection with Solvency II reporting and disclosures and £0.6 million for other services. Total other fees are £2.3 million.

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

Fees of £1.5 million for all other assurance services included £0.5 million in connection with Solvency II reporting and disclosures and £1 million for other services. Total other fees were £2.6 million.

Limitations on Enforcement of US Laws Against Prudential, Its Directors, Management and Others

Prudential plc is a public limited company incorporated and registered in England and Wales. Most of its directors and executive officers are resident outside the United States, and a substantial portion of its assets and the assets of such persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons or to enforce against them or Prudential plc in US courts judgements obtained in US courts predicated upon the civil liability provisions of the federal securities laws of the United States. We believe that there may be doubt as to the enforceability in England and Wales, in original actions or in actions for enforcement of judgements of US courts, of liabilities predicated solely upon the federal securities laws of the United States.

Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Prudential plc:

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Prudential plc ("the Company") and its subsidiaries (collectively, "the Group") as at 31 December 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended 31 December 2018, and the related notes and the disclosures marked 'audited' within the Group Risk Framework section on pages 89 to 108 of the 2018 Form 20-F of the Group, and the condensed financial statement Schedule II (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as at 31 December 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as at 31 December 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended 31 December 2018, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at 31 December 2018 based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting within the Controls and Procedures section of the 2018 Form 20-F of the Group. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

London, United Kingdom
22 March 2019

Prudential plc and subsidiaries
Consolidated income statements
Years ended 31 December

	Note	2018 £m	2017 £m	2016 £m

Gross premiums earned		47,224	44,005	38,981
Outward reinsurance premiumsnote(i)		(14,023)	(2,062)	(2,020)

Earned premiums, net of reinsurance	B1.4	33,201	41,943	36,961
Investment return	B1.4	(10,263)	42,189	32,511
Other incomenote(ii)	B1.4	1,993	2,258	2,246

Total revenue, net of reinsurance	B1.4	24,931	86,390	71,718

Benefits and claimsnote(i)	C4.1(a)(iii)	(27,411)	(71,854)	(60,948)
Outward reinsurers' share of benefit and claimsnote(i)	C4.1(a)(iii)	13,554	2,193	2,412
Movement in unallocated surplus of with-profits funds	C4.1(a)(iii)	1,289	(2,871)	(830)

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	B1.4	(12,568)	(72,532)	(59,366)
Acquisition costs and other expenditurenote(ii)	B2	(8,855)	(9,993)	(8,724)
Finance costs: interest on core structural borrowings of shareholder-financed businesses		(410)	(425)	(360)
(Loss) gain on disposal of businesses and corporate transactions	D1.1	(80)	223	–
Remeasurement of the sold Korea life business		–	5	(238)

Total charges, net of reinsurance and (loss) gain on disposal of businesses	B1.4	(21,913)	(82,722)	(68,688)

Share of profits from joint ventures and associates, net of related tax	D6	291	302	182

Profit before tax (being tax attributable to shareholders' and policyholders' returns)note(iii)		3,309	3,970	3,212
Less tax credit (charge) attributable to policyholders' returns		326	(674)	(937)

Profit before tax attributable to shareholders	B1.1	3,635	3,296	2,275

Total tax charge attributable to policyholders and shareholders	B4	(296)	(1,580)	(1,291)
Adjustment to remove tax (credit) charge attributable to policyholders' returns		(326)	674	937

Tax charge attributable to shareholders' returns	B4	(622)	(906)	(354)

Profit for the year		3,013	2,390	1,921

Attributable to:
Equity holders of the Company		3,010	2,389	1,921
Non-controlling interests		3	1	–

Profit for the year		3,013	2,390	1,921

Earnings per share (in pence)	Note	2018	2017	2016

Based on profit attributable to the equity holders of the Company:	B5
Basic		116.9p	93.1p	75.0p
Diluted		116.8p	93.0p	75.0p

Notes

(i)
Outward reinsurance premiums include the £(12,149) million paid during the year in respect of the reinsurance of the UK annuity portfolio. The associated increase in reinsurance assets is included in outward reinsurers' share of benefits and claims and the consequential change to policyholder liabilities is included in benefits and claims. See note D1.1 for further details.
(ii)
The 2017 and 2016 comparative results have been re-presented from those previously published for the deduction of certain expenses against revenue following the adoption of IFRS 15. See note A2.
(iii)
This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders. This is principally because the corporate taxes of the Group include those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the profit before all taxes measure is not representative of pre-tax profits attributable to shareholders. Profit before all taxes is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of with-profits funds after adjusting for taxes borne by policyholders.

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries
Consolidated statements of comprehensive income
Years ended 31 December

	Note	2018 £m	2017 £m	2016 £m

Profit for the year		3,013	2,390	1,921
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss
Exchange movements on foreign operations and net investment hedges:
Exchange movements arising during the year	A1	344	(404)	1,148
Cumulative exchange gain of sold Korea life business recycled through profit or loss		–	(61)	–
Related tax		5	(5)	13

		349	(470)	1,161

Net unrealised valuation movements on securities of US insurance operations classified as available-for-sale:
Net unrealised holding (losses) gains arising in the year		(1,606)	591	241
(Deduct net gains) add back net losses included in the income statement on disposal and impairment		(11)	26	(269)

Total	C3.2(c)	(1,617)	617	(28)

Related change in amortisation of deferred acquisition costs	C5.2	246	(76)	76
Related tax	C8.1	288	(55)	(17)

		(1,083)	486	31

Total		(734)	16	1,192

Items that will not be reclassified to profit or loss
Shareholders' share of actuarial gains and losses on defined benefit pension schemes:
Actuarial gains and losses on defined benefit pension schemes		134	200	(181)
Related tax		(23)	(33)	26

		111	167	(155)

(Deduct) add amount attributable to UK with-profit funds transferred to unallocated surplus of with-profit funds, net of related tax		(38)	(78)	62

		73	89	(93)

Other comprehensive (loss) income for the year, net of related tax		(661)	105	1,099

Total comprehensive income for the year		2,352	2,495	3,020

Attributable to:
Equity holders of the Company		2,348	2,494	3,020
Non-controlling interests		4	1	–

Total comprehensive income for the year		2,352	2,495	3,020

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries
Consolidated statement of changes in equity

		Year ended 31 December 2018 £m

		Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Share- holders' equity	Non- controlling interests	Total equity
	Note	C10	C10

Reserves
Profit for the year		–	–	3,010	–	–	3,010	3	3,013
Other comprehensive income:
Exchange movements on foreign operations and net investment hedges, net of related tax		–	–	–	348	–	348	1	349
Net unrealised valuation movements, net of related change in amortisation of deferred acquisition costs and related tax		–	–	–	–	(1,083)	(1,083)	–	(1,083)
Shareholders' share of actuarial gains and losses on defined benefit pension schemes, net of related tax		–	–	73	–	–	73	–	73

Total other comprehensive income (loss)		–	–	73	348	(1,083)	(662)	1	(661)

Total comprehensive income for the year		–	–	3,083	348	(1,083)	2,348	4	2,352
Dividends	B6	–	–	(1,244)	–	–	(1,244)	–	(1,244)
Reserve movements in respect of share-based payments		–	–	69	–	–	69	–	69
Change in non-controlling interests	D1.2	–	–	–	–	–	–	7	7
Movements in respect of option to acquire non-controlling interests	D1.2	–	–	(109)	–	–	(109)	–	(109)
Share capital and share premium
New share capital subscribed	C10	1	16	–	–	–	17	–	17
Treasury shares
Movement in own shares in respect of share-based payment plans		–	–	29	–	–	29	–	29
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		–	–	52	–	–	52	–	52

Net increase (decrease) in equity		1	16	1,880	348	(1,083)	1,162	11	1,173
At beginning of year		129	1,948	12,326	840	844	16,087	7	16,094

At end of year		130	1,964	14,206	1,188	(239)	17,249	18	17,267

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries
Consolidated statement of changes in equity (continued)

		Year ended 31 December 2017 £m

		Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity
	Note	C10	C10

Reserves
Profit for the year		–	–	2,389	–	–	2,389	1	2,390
Other comprehensive income:
Exchange movements on foreign operations and net investment hedges, net of related tax		–	–	–	(470)	–	(470)	–	(470)
Net unrealised valuation movements, net of related change in amortisation of deferred acquisition costs and related tax		–	–	–	–	486	486	–	486
Shareholders' share of actuarial gains and losses on defined benefit pension schemes, net of related tax		–	–	89	–	–	89	–	89

Total other comprehensive income (loss)		–	–	89	(470)	486	105	–	105

Total comprehensive income for the year		–	–	2,478	(470)	486	2,494	1	2,495
Dividends	B6	–	–	(1,159)	–	–	(1,159)	–	(1,159)
Reserve movements in respect of share-based payments		–	–	89	–	–	89	–	89
Change in non-controlling interests		–	–	–	–	–	–	5	5
Share capital and share premium
New share capital subscribed	C10	–	21	–	–	–	21	–	21
Treasury shares
Movement in own shares in respect of share-based payment plans		–	–	(15)	–	–	(15)	–	(15)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		–	–	(9)	–	–	(9)	–	(9)

Net increase (decrease) in equity		–	21	1,384	(470)	486	1,421	6	1,427
At beginning of year		129	1,927	10,942	1,310	358	14,666	1	14,667

At end of year		129	1,948	12,326	840	844	16,087	7	16,094

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries
Consolidated statement of changes in equity (continued)

		Year ended 31 December 2016 £m

	Note	Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity

Reserves
Profit for the year		–	–	1,921	–	–	1,921	–	1,921
Other comprehensive income:
Exchange movements on foreign operations and net investment hedges, net of related tax		–	–	–	1,161	–	1,161	–	1,161
Net unrealised valuation movements, net of related change in amortisation of deferred acquisition costs and related tax		–	–		–	31	31	–	31
Shareholders' share of actuarial gains and losses on defined benefit pension schemes, net of tax		–	–	(93)	–	–	(93)	–	(93)

Total other comprehensive (loss) income		–	–	(93)	1,161	31	1,099	–	1,099

Total comprehensive income for the year		–	–	1,828	1,161	31	3,020	–	3,020
Dividends	B6	–	–	(1,267)	–	–	(1,267)	–	(1,267)
Reserve movements in respect of share-based payments		–	–	(51)	–	–	(51)	–	(51)
Share capital and share premium
New share capital subscribed		1	12	–	–	–	13	–	13
Treasury shares
Movement in own shares in respect of share-based payment plans		–	–	2	–	–	2	–	2
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		–	–	(6)	–	–	(6)	–	(6)

Net increase in equity		1	12	506	1,161	31	1,711	–	1,711
At beginning of year		128	1,915	10,436	149	327	12,955	1	12,956

At end of year		129	1,927	10,942	1,310	358	14,666	1	14,667

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries
Consolidated statements of financial position

	Note	31 Dec 2018 £m	31 Dec 2017 £m

Assets
Goodwill	C5.1	1,857	1,482
Deferred acquisition costs and other intangible assets	C5.2	11,923	11,011
Property, plant and equipment	C13	1,409	789
Reinsurers' share of insurance contract liabilities	C4.1(a)(iv)	11,144	9,673
Deferred tax assets	C8.1	2,595	2,627
Current tax recoverable	C8.2	618	613
Accrued investment income	C1	2,749	2,676
Other debtors	C1	4,088	2,963
Investment properties	C14	17,925	16,497
Investment in joint ventures and associates accounted for using the equity method		1,733	1,416
Loans	C3.3	18,010	17,042
Equity securities and portfolio holdings in unit trustsnote(i)		214,733	223,391
Debt securitiesnote(i)	C3.2	175,356	171,374
Derivative assets	C3.4	3,494	4,801
Other investmentsnote(i)		6,512	5,622
Deposits		11,796	11,236
Assets held for salenote(ii)		10,578	38
Cash and cash equivalents	C1	12,125	10,690

Total assets	C1	508,645	493,941

Equity
Shareholders' equity		17,249	16,087
Non-controlling interests		18	7

Total equity		17,267	16,094

Liabilities
Insurance contract liabilities	C4.1	322,666	328,172
Investment contract liabilities with discretionary participation features	C4.1	67,413	62,677
Investment contract liabilities without discretionary participation features	C4.1	19,222	20,394
Unallocated surplus of with-profits funds	C4.1	15,845	16,951
Core structural borrowings of shareholder-financed businesses	C6.1	7,664	6,280
Operational borrowings attributable to shareholder-financed businesses	C6.2	998	1,791
Borrowings attributable to with-profits businesses	C6.2	3,940	3,716
Obligations under funding, securities lending and sale and repurchase agreements		6,989	5,662
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		11,651	8,889
Deferred tax liabilities	C8.1	4,022	4,715
Current tax liabilities	C8.2	568	537
Accruals, deferred income and other liabilities	C1	15,248	14,185
Provisions	C11	1,078	1,123
Derivative liabilities	C3.4	3,506	2,755
Liabilities held for salenote(ii)		10,568	–

Total liabilities	C1	491,378	477,847

Total equity and liabilities		508,645	493,941

Notes

(i)
Included within equity securities and portfolio holdings in unit trusts, debt securities and other investments are £8,278 million (31 December 2017: £8,232 million) of lent securities and assets subject to repurchase agreements.
(ii)
Assets held for sale of £10,578 million include £10,568 million in respect of the reinsured UK annuity business. A corresponding amount is reflected in liabilities held for sale. See note D1.1 for further details.

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries
Consolidated statements of cash flows

	Note	2018 £m	2017 £m	2016 £m

Cash flows from operating activities
Profit before tax (being tax attributable to shareholders' and policyholders' returns)note(i)		3,309	3,970	3,212
Adjustments to profit before tax for non-cash movements in operating assets and liabilities:
Investments		15,456	(49,771)	(37,824)
Other non-investment and non-cash assets		(3,503)	(968)	(2,490)
Policyholder liabilities (including unallocated surplus)		(17,392)	44,877	31,135
Other liabilities (including operational borrowings)		4,344	3,360	7,861
Interest income and expense and dividend income included in result before tax		(7,861)	(8,994)	(9,749)
Operating cash items:
Interest receipts and payments		5,793	6,900	7,886
Dividend receipts		2,361	2,612	2,286
Tax paidnote(iv)		(625)	(915)	(950)
Other non-cash items		582	549	834

Net cash flows from operating activities		2,464	1,620	2,201

Cash flows from investing activities
Purchases of property, plant and equipment	C13	(289)	(134)	(348)
Proceeds from disposal of property, plant and equipment		4	–	102
Acquisition of businesses and intangiblesnote(v)		(504)	(351)	(303)
Sale of businessesnote(v)		–	1,301	–

Net cash flows from investing activities		(789)	816	(549)

Cash flows from financing activities
Structural borrowings of the Group:
Shareholder-financed businesses:note(ii)	C6.1
Issue of subordinated debt, net of costs		1,630	565	1,227
Redemption of subordinated debt		(434)	(751)	–
Fees paid to modify terms and conditions of senior debtnote(ii)		(33)	–	–
Interest paid		(376)	(369)	(335)
With-profits businesses:note(iii)	C6.2
Redemption of subordinated debt		(100)	–	–
Interest paid		(4)	(9)	(9)
Equity capital:
Issues of ordinary share capital		17	21	13
Dividends paid		(1,244)	(1,159)	(1,267)

Net cash flows from financing activities		(544)	(1,702)	(371)

Net increase in cash and cash equivalents		1,131	734	1,281
Cash and cash equivalents at beginning of year		10,690	10,065	7,782
Effect of exchange rate changes on cash and cash equivalents		304	(109)	1,002

Cash and cash equivalents at end of year		12,125	10,690	10,065

Prudential plc and subsidiaries
Consolidated statements of cash flows (Continued)

Notes

(i)
This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.
(ii)
Structural borrowings of shareholder-financed businesses exclude borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed businesses and other borrowings of shareholder-financed businesses. Cash flows in respect of these borrowings are included within cash flows from operating activities. The changes in the carrying value of the structural borrowings of shareholder-financed businesses during 2018 are analysed as follows:

	Cash movements £m				Non-cash movements £m
	Balance at beginning of year	Issue of debt	Redemption of debt	Modification of debt*	Foreign exchange movement	Other movements	Balance at end of year

2018	6,280	1,630	(434)	(33)	210	11	7,664
2017	6,798	565	(751)	–	(341)	9	6,280

*
The amount in 2018 relates to fees paid to bondholders who participated in the voting process in respect of certain modifications to the terms and conditions of the senior debt. Other than these fees, the modification did not result in an adjustment to the carrying value of the senior debt.
(iii)
Interest paid on structural borrowings of with-profits businesses relates solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds, which contribute to the solvency base of the Scottish Amicable Insurance Fund (SAIF), a ring-fenced sub-fund of the UK with-profits fund. These bonds were redeemed in full on 30 June 2018. Cash flows in respect of other borrowings of with-profits funds, which principally relate to consolidated investment funds, are included within cash flows from operating activities.
(iv)
Tax paid includes £134 million (2017: £298 million; 2016: £226 million) paid on profits taxable at policyholder rather than shareholder rates.
(v)
Cash flows arising from the 'acquisition of businesses and intangibles' and 'sale of businesses' include amounts paid for distribution rights and cash flows arising from the acquisitions and disposals of businesses (including subsidiaries acquired and disposed by with-profits funds for investment purposes).

The accompanying notes are an integral part of these financial statements

NOTES ON THE GROUP IFRS FINANCIAL STATEMENTS

Notes to Primary Statements

Prudential plc and subsidiaries
Notes to the consolidated financial statements
31 December 2018

A    Background and critical accounting policies

A1    Basis of preparation and exchange rates

Prudential plc ('the Company') together with its subsidiaries (collectively, 'the Group' or 'Prudential') is an international financial services group. The Group has operations in Asia, the US, the UK and Europe, and Africa. Prudential offers a wide range of retail financial products and services and asset management services throughout these operations. The retail financial products and services primarily include life insurance, pensions and annuities as well as collective investment schemes. On 14 March 2018, the Company announced its intention to demerge M&GPrudential, its UK and Europe business, from Prudential plc resulting in two separately-listed companies. While it remains the intention to demerge the business, M&GPrudential has not been disclosed separately as available for distribution at 31 December 2018, as the business does not satisfy the criteria of being immediately available for sale under IFRS 5, 'Non-current Assets Held for Sale and Discontinued Operations'.

Basis of preparation

These statements have been prepared in accordance with IFRS Standards as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU) as required by EU law (IAS Regulation EC1606/2032). EU-endorsed IFRS Standards may differ from IFRS Standards issued by the IASB if, at any point in time, new or amended IFRS Standards have not been endorsed by the EU. At 31 December 2018, there were no unendorsed standards effective for the three years ended 31 December 2018 which impact the consolidated financial information of the Group. There were no differences between IFRS Standards endorsed by the EU and IFRS Standards issued by the IASB in terms of their application to the Group. These statements have been prepared on a going concern basis.

The Group IFRS accounting policies are the same as those applied for the year ended 31 December 2017 with the exception of the adoption of the new and amended accounting standards as described in note A2.

Exchange rates

The exchange rates applied for balances and transactions in currency other than the presentational currency of the Group, pounds sterling (GBP), were:

Local currency: £	Closing rate at 31 Dec 2018	Average rate for 2018	Closing rate at 31 Dec 2017	Average rate for 2017	Closing rate at 31 Dec 2016	Average rate for 2016	Opening rate at 1 Jan 2016

Hong Kong	9.97	10.46	10.57	10.04	9.58	10.52	11.42
Indonesia	18,314.37	18,987.65	18,353.44	17,249.38	16,647.30	18,026.11	20,317.71
Malaysia	5.26	5.38	5.47	5.54	5.54	5.61	6.33
Singapore	1.74	1.80	1.81	1.78	1.79	1.87	2.09
China	8.74	8.82	8.81	8.71	8.59	8.99	9.57
India	88.92	91.25	86.34	83.90	83.86	91.02	97.51
Vietnam	29,541.15	30,732.53	30,719.60	29,279.71	28,136.99	30,292.79	33,140.64
Thailand	41.47	43.13	44.09	43.71	44.25	47.80	53.04
US	1.27	1.34	1.35	1.29	1.24	1.35	1.47

The exchange movement arising during 2018 recognised in other comprehensive income is:

	2018 £m	2017 £m	2016 £m

Asia operations*	222	(295)	785
US operations	329	(477)	853
UK and Europe operations	–	3	1
Unallocated to a segment (other funds)†	(207)	304	(491)

	344	(465)	1,148

*
2017 included the recycling of the cumulative exchange gain of the sold Korea life business of £61 million to the income statement.
†
The exchange rate movement unallocated to a segment mainly reflects the translation of currency borrowings, issued by the Group parent company, that have been designated as a net investment hedge against the currency risk of the Group's investment in the US operations.

The consolidated financial statements do not represent Prudential's statutory accounts for the purposes of the UK Companies Act. These financial statements are based on the prescribed formats. The Group's external auditors have reported on the 2018, 2017 and 2016 statutory accounts. Statutory accounts for 2017 and 2016 have been delivered to the UK Registrar of Companies and those for 2018 will be delivered following the Company's Annual General Meeting. The auditor's reports were (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under Section 498(2) or (3) of the UK Companies Act 2006.

A2    New accounting pronouncements in 2018

IFRS 15, 'Revenue from Contracts with Customers'

The Group has adopted IFRS 15, 'Revenue from Contracts with Customers' from 1 January 2018. This standard provides a single framework to recognise revenue for contracts with different characteristics and overrides the revenue recognition requirements previously provided in other standards. The contracts excluded from the scope of this standard include:

  –
  Lease contracts within the scope of IAS 17, 'Leases';
  –
  Insurance contracts within the scope of IFRS 4, 'Insurance Contracts'; and
  –
  Financial instruments within the scope of IAS 39, 'Financial Instruments'.

The main impacts of IFRS 15 for Prudential are to revenue recognition for asset management contracts and investment contracts that do not contain discretionary participating features but do include investment management services.

In accordance with the transition provisions in IFRS 15, the Group has adopted the standard using the full retrospective method for all periods presented. The only impact on the prior periods presented is a minor reclassification in the consolidated income statement to present certain expenses (such as rebates to clients of asset management fees) as a deduction against revenue. Revenue has been reduced by £234 million in 2018 (2017: £172 million; 2016: £124 million) with a corresponding deduction in expenses.

IFRS 9, 'Financial Instruments' and amendments to IFRS 4, 'Insurance Contracts'

The IASB published a complete version of IFRS 9 in July 2014 with the exception of macro hedge accounting and the standard is mandatorily effective for annual periods beginning on or after 1 January 2018.

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

The Group met the eligibility criteria for temporary exemption under the amendments to IFRS 4 from applying IFRS 9 and has accordingly deferred the adoption of IFRS 9. See note A3.2 for further details on IFRS 9, including the disclosures associated with the temporary exemption.

In November 2018, the IASB tentatively decided that the effective date of IFRS 17 should be delayed by one year from periods ending on or after 1 January 2021 to 1 January 2022. The IASB also tentatively decided that IFRS 9 could be delayed for insurers by an additional year to keep the effective date of IFRS 9 and IFRS 17 aligned. These changes are yet to be finalised and the Group continues to monitor developments.

Other new accounting pronouncements

In addition to the above, the following new accounting pronouncements are also effective from 1 January 2018:

  —
  IFRIC 22, 'Foreign Currency Transactions and Advance Consideration';
  —
  Classification and measurement of share-based payment transactions (amendments to IFRS 2, 'Share-based payment');
  —
  Transfers of Investment Property (amendments to IAS 40, 'Investment property'); and
  —
  Annual Improvements to IFRSs 2014–2016 Cycle.

These pronouncements have had no effect on the Group's financial statements.

A3    Accounting policies

A3.1    Critical accounting policies, estimates and judgements

This note presents the critical accounting policies, accounting estimates and judgements applied in preparing the Group's consolidated financial statements. Other significant accounting policies are presented in note E1. All accounting policies are applied consistently for both years presented and normally are not subject to changes unless new accounting standards, interpretations or amendments are introduced by the IASB.

The preparation of these financial statements requires Prudential to make estimates and judgements about the amounts of assets, liabilities, revenues and expenses, which are both recognised and unrecognised (eg contingent liabilities) in the primary financial statements. Prudential evaluates its estimates, including those related to long-term business provisioning and the fair value of assets as required. Below are set out those critical accounting policies the application of which requires the Group to make critical estimates and judgements. Also set out are further critical accounting policies affecting the presentation of the Group's results and other items that require the application of critical estimates and judgements.

(a)
Critical accounting policies with linked critical estimates and judgements

Classification of insurance and investment contracts

IFRS 4 requires contracts written by insurers to be classified as either 'insurance' contracts or 'investment' contracts. The classification of the contract determines its accounting.

Impacts £433 billion of reported liabilities, requiring classification.

Judgement is applied in considering whether the material features of a contract gives rise to the transfer of significant insurance risk.

Contracts that transfer significant insurance risk to the Group are classified as insurance contracts. This judgement is made at the point of contract inception and is not revisited. For the majority of the Group's contracts, classification is based on a readily identifiable scenario that demonstrates a significant difference in cash flows if the covered event occurs (as opposed to does not occur) reducing the level of judgement involved. Contracts that transfer financial risk to the Group but not significant insurance risk are classified as investment contracts. Furthermore, some contracts, both insurance and investment, contain discretionary participating features representing the contractual right to receive additional benefits as a supplement to guaranteed benefits that (i) are likely to be a significant portion of the total contract benefits; (ii) have an amount or timing contractually at the discretion of the insurer; and (iii) are contractually based on asset or fund performance, as discussed in IFRS 4. Insurance contracts and investment contracts with discretionary participation features are accounted for under IFRS 4. Investment contracts without such discretionary participation features are accounted for as financial instruments under IAS 39.

Insurance business units	Insurance contracts and investment contracts with discretionary participation features	Investment contracts without discretionary participation features

Asia	– With-profits contracts – Non-participating term contracts – Whole life contracts – Unit-linked policies – Accident and health policies	– Minor amounts for a number of small categories of business

US	– Variable annuity contracts – Fixed annuity contracts – Fixed index annuity contracts – Group payout annuity contracts – Life insurance contracts	– Guaranteed investment contracts (GICs) – Minor amounts of 'annuity certain' contracts

UK and Europe	– With-profits contracts – Bulk and individual annuity business – Non-participating term contracts	– Certain unit-linked savings and similar contracts

Measurement of policyholder liabilities and unallocated surplus of with-profits

The measurement basis of policyholder liabilities is dependent upon the classification of the contracts under IFRS 4 described above.

Impacts £433 billion of liabilities.

Policyholder liabilities are estimated based on a number of actuarial assumptions (eg mortality, morbidity, policyholder behaviour and expenses).

IFRS 4 permits the continued usage of previously applied Generally Accepted Accounting Practices (GAAP) for insurance contracts and investment contracts with discretionary participating features.

A modified statutory basis of reporting was adopted by the Group on first time adoption of IFRS in 2005. This was set out in the Statement of Recommended Practice issued by the Association of British Insurers (ABI SORP). An exception was for UK regulated with-profits funds which were measured under FRS 27, 'Life Assurance' as discussed below.

FRS 27 and the ABI SORP were withdrawn for the accounting periods beginning in or after 2015. As used in these consolidated financial statements, the terms 'grandfathered' FRS 27 and the 'grandfathered' ABI SORP refer to the requirements of these pronouncements prior to their withdrawal.

For investment contracts that do not contain discretionary participating features, IAS 39 is applied and, where the contract includes an investment management element, IFRS 15, 'Revenue', applies.

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

Measurement of insurance contract liabilities and investment contract liabilities with discretionary participation features.
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

While the basis of valuation of liabilities in this business is in accordance with the requirements of the 'grandfathered' ABI SORP, it may differ from that determined on the modified statutory basis for the UK and Europe insurance operations with the same features.

The sensitivity of Asia insurance operations to variations in key estimates and assumptions, including mortality and morbidity, is discussed in note C7.2.

US insurance operations (Jackson)

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

Measurement of policyholder liabilities and unallocated surplus of with-profits

UK and Europe insurance operations

The UK regulated with-profits funds' liabilities are the realistic basis liabilities in accordance with 'grandfathered' FRS 27. The realistic basis requires the value of liabilities to be calculated as:

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

The interest rates used in establishing policyholder benefit provisions for pension annuities in the course of payment are adjusted each reporting period and include an allowance for credit risk (see note B3). Mortality rates used in establishing policyholder benefits are based on published mortality tables adjusted to reflect actual experience.

The sensitivity of the UK and Europe insurance operations to variations in key estimates and assumptions, including annuitant mortality, is discussed in note C7.4.

Measurement of investment contract liabilities without discretionary participation features.
Investment contracts without discretionary participation features are measured in accordance with IAS 39 to reflect the deposit nature of the arrangement, with premiums and claims reflected as deposits and withdrawals and taken directly to the statement of financial position as movements in the financial liability balance.

Incremental, directly attributable acquisition costs relating to the investment management element of these contracts are capitalised and amortised in line with the related revenue. If the contracts involve up-front charges, this income is also deferred and amortised through the income statement in line with contractual service provision in accordance with IFRS 15.

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

Measurement of policyholder liabilities and unallocated surplus of with-profits

Liability adequacy test.	The Group performs adequacy testing on its insurance liabilities to ensure that the carrying amounts (net of related deferred acquisition costs) and, where relevant, present value of acquired in-force business is sufficient to cover current estimates of future cash flows. Any deficiency is immediately charged to the income statement.

Jackson's liabilities for insurance contracts, which include those for separate accounts (reflecting separate account assets), policyholder account values and guarantees measured as described in note C4.2 and the associated deferred acquisition cost asset are measured under US GAAP and liability adequacy testing is performed in this context. Under US GAAP, most of Jackson's products are accounted for under Accounting Standards Codification Topic 944, Financial Services – Insurance of the Financial Accounting Standards Board (ASC 944) whereby deferred acquisition costs are amortised in line with expected gross profits. Recoverability of the deferred acquisition costs in the balance sheet is tested against the projected value of future profits using current estimates and therefore no additional liability adequacy test is required by IFRS 4. The DAC recoverability test is performed in line with US GAAP requirements which in practice is at a grouped level of those contracts managed together.

(b)
Further critical accounting policies

Measurement and presentation of derivatives and debt securities of US insurance operations

Jackson holds a number of derivative instruments and debt securities. The selection of the accounting approach for these items significantly affects the volatility of IFRS profit before tax.

£(2,014) million of the US income statement investment return arises from such derivatives and debt securities.

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

Profit before tax attributable to shareholders is £3,635 million and compares to profit before tax of £3,309 million.

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
Segmental analysis of results and earnings attributable to shareholders

The Group uses adjusted IFRS operating profit based on longer-term investment returns as the segmental measure of its results.

Total segmental adjusted IFRS operating profit based on longer-term investment returns is £5,717 million and is shown in note B1.1.

The basis of calculation of adjusted IFRS operating profit based on longer-term investment returns is disclosed in note B1.3.

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

The Group estimates projected future profits/margins to assess whether adjustments to the carrying value or amortisation profile of deferred acquisition cost assets are necessary.

Except for acquisition costs of with-profits contracts of the UK regulated with-profits funds, which are accounted for under the 'grandfathered' FRS 27, costs of acquiring new insurance business are accounted for in a way that is consistent with the principles of the 'grandfathered' ABI SORP with deferral and amortisation against margins in future revenues on the related insurance policies. In general, this deferral is shown by an explicit carrying value in the balance sheet. However, in some Asia operations the deferral is implicit through the reserving methodology. The recoverability of the deferred acquisition costs is measured and is deemed impaired if the projected margins (which are estimated based on a number of assumptions similar to those underlying policyholder liabilities) are less than the carrying value. To the extent that the future margins differ from those anticipated, then an adjustment to the carrying value will be necessary either through an impairment (if the projected margins are lower than carrying value) or through a change in the amortisation profile.

Deferred acquisition costs for insurance contracts

£10.1 billion of deferred acquisition costs as per note C5.2(b).	Asia insurance operations

For those business units applying US GAAP to insurance assets and liabilities, as permitted by the 'grandfathered' ABI SORP, principles similar to those set out in the US insurance operations paragraph below are applied to the deferral and amortisation of acquisition costs. For other territories in Asia, the general principles of the 'grandfathered' ABI SORP are applied with, as described above, deferral of acquisition costs being either explicit or implicit through the reserving basis.

US insurance operations

The most material estimates and assumptions applied in the measurement and amortisation of deferred acquisition cost balances relate to the US insurance operations.

The Group's US insurance operations apply FASB ASU 2010-26 on 'Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts' and capitalise only those incremental costs directly relating to successfully acquiring a contract.

For term life business, acquisition costs are deferred and amortised in line with expected premiums. For annuity and interest-sensitive life business, acquisition costs are deferred and amortised in line with expected gross profits on the relevant contracts. For fixed and fixed index annuity and interest-sensitive life business, the key assumption is the long-term spread between the earned rate on investments and the rate credited to policyholders. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and lapses (including the related charges), all of which are based on a combination of Jackson's actual experience, industry benchmarking and future expectations. A detailed analysis of actual mortality, lapse and expenses experience is performed using internally developed experience studies.

For US variable annuity business, a key assumption is the long-term investment return from the separate accounts. Jackson uses a mean reversion methodology that sets the projected level of return for each of the next five years such that these returns in combination with the actual rates of return for the preceding three years, including the current year, average the assumed long-term annual return (gross of asset management fees and other charges to policyholders, but net of external fund management fees) over the eight year period. Projected returns after the mean reversion period revert back to the long-term investment return. For further details on current balances, assumptions and sensitivity, refer to note C5.2 (b) and C7.3 (iv).

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

Jackson makes certain adjustments to the deferred acquisition costs which are recognised directly in other comprehensive income ('shadow accounting') to match the recognition of unrealised gains or losses on available-for-sale securities causing the adjustments. More precisely, shadow deferred acquisition costs adjustments reflect the change in deferred acquisition costs that would have arisen if the assets held in the statement of financial position had been sold, crystallising unrealised gains or losses, and the proceeds reinvested at the yields currently available in the market.

UK and Europe insurance operations

For UK regulated with-profits funds where 'grandfathered' FRS 27 is applied, these costs are expensed as incurred. The majority of the UK shareholder-backed business is individual and group annuity business where the deferral of acquisition costs is negligible.

Financial investments – Valuation

Financial investments held at fair value represent £401.3 billion of the Group's total assets.

Financial investments held at amortised cost represent £13.3 billion of the Group's total assets.

The Group estimates the fair value of financial investments, that are not actively traded, using quotations from independent third parties or internally developed pricing models.

The Group holds the majority of its financial investments at fair value (either through profit and loss or available-for-sale). Information on the inclusion within the income statement of gains/losses arising on debt securities classified as available-for-sale is included in note E1(e)(i). Financial investments held at amortised cost primarily comprise loans and deposits.

Determination of fair value

The Group uses current bid prices to value its investments having quoted prices. Actively traded investments without quoted prices are valued using prices provided by third parties as described further in note C3.1. Financial investments measured at fair value are classified into a three-level hierarchy as described in note C3.1(b).

If the market for a financial investment of the Group is not active, the Group establishes fair value by using quotations from independent third parties, such as brokers or pricing services, or by using internally developed pricing models. Priority is given to publicly available prices from independent sources when available, but overall the source of pricing and/or the valuation technique is chosen with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date. The valuation techniques include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option-adjusted spread models and, if applicable, enterprise valuation and may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these financial investments. Details of the financial investments classified as 'level 3' to which valuation techniques are applied, and the sensitivity of profit before tax to a change in these items' valuation, are presented in note C3.1(d).

Determination of impaired value

In estimating the present value of future cash flows for determining the impaired value of instruments held at amortised cost, the Group looks at the expected cash flows of the assets and applies historical loss experience of assets with similar credit risks that has been adjusted for conditions in the historical loss experience which no longer exist, or for conditions that are expected to arise. The estimated future cash flows are discounted using the financial asset's effective interest rate and exclude credit losses that have not yet been incurred.

In estimating any required impairment for US residential mortgage-backed and other asset-backed securities held as available-for-sale, the expected value of future cash flows is determined using a model, the key assumptions of which include how much of the currently delinquent loans will eventually default and assumed loss severity. Further details of the assumptions and estimates applied in assessing impairment of US available-for-sale securities are given in note C3.2(g).

Financial investments – Determining impairment in relation to financial assets

The Group applies judgement to assess whether factors such as the severity and duration of the decline in fair value, the financial condition and the prospects of the issuer indicate an impairment in value of financial investments classified as 'available-for-sale' or 'at amortised cost'.	For financial investments classified as 'available for sale' or 'at amortised cost', if a loss event that will have a detrimental effect on cash flows is identified, an impairment loss is recognised in the income statement. The loss recognised is determined as the difference between the book cost and the fair value of the relevant impairment assets. The loss comprises the effect of the expected loss of contractual cash flows and any additional market-price driven temporary reductions in values.

Financial investments – Determining impairment in relation to financial assets

If evidence for impairment exists, valuation techniques, including estimates, are then applied in determining the impaired value.

The Group estimates the impaired value of financial investments based on its expectation of discounted future cash flows.

Affects £54.2 billion of assets.

Available-for-sale securities

The Group's review of fair value involves several factors, including economic conditions, credit loss experience, other issuer-specific developments and future cash flows. These assessments are based on the best available information at the time. Factors such as market liquidity, the widening of bid/ask spreads and a change in cash flow assumptions can contribute to future price volatility. If actual experience differs negatively from the assumptions and other considerations used in the consolidated financial statements, unrealised losses currently in equity may be recognised in the income statement in future periods. Additional details on the methodology and estimates used to determine impairments of the available-for-sale securities of Jackson are described in note C3.2(g).

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

Assets held at amortised cost

When assets held at amortised cost are subject to impairment testing estimated future cash flows are compared to the carrying value of the asset. In estimating future cash flows, the Group looks at the expected cash flows of the assets and applies historical loss experience of assets with similar credit risks that has been adjusted for conditions in the historical loss experience which no longer exist, or for conditions that are expected to arise. The estimated future cash flows are discounted using the financial asset's original or variable effective interest rate and exclude credit losses that have not yet been incurred.

Reversal of impairment losses

If, in subsequent periods, an impaired debt security held on an available-for-sale basis or an impaired loan or receivable recovers in value (in part or in full), and this recovery can be objectively related to an event occurring after the impairment, then any amount determined to have been recovered is reversed through the income statement.

Intangible assets – Carrying value of distribution rights

The Group applies judgement to assess whether factors such as the financial performance of the distribution arrangement, changes in relevant legislation and regulatory requirements indicate impairment of intangible assets representing distribution rights.

To determine the impaired value the Group estimates the discounted future expected cash flows arising from distribution rights.

Affects £1.7 billion of assets.

Distribution rights relate to bancassurance partnership arrangements for bank distribution of products for the term of the contractual agreement with the bank partner, for which an asset is recognised based on fees paid. Distribution rights impairment testing is conducted when there is an indication of impairment.

To assess indicators of impairment, the Group monitors a number of internal and external factors, including indications that the financial performance of the arrangement is likely to be worse than originally expected and changes in relevant legislation and regulatory requirements that could impact the Group's ability to continue to sell new business through the bancassurance channel, and then applies judgement to assess whether these factors indicate impairment has occurred.

If an impairment has occurred, an impairment charge is recognised for the difference between the carrying value and recoverable amount of the asset which is recognised in the income statement. The recoverable amount is the greater of fair value less costs to sell and value in use. Value in use is calculated as the present value of future expected cash flows from the asset or the cash generating unit to which it is allocated.

A3.2    New accounting pronouncements not yet effective

The following standards, interpretations and amendments have been issued but are not yet effective in 2018, including those which have not yet been adopted in the EU. This is not intended to be a complete list as only those standards, interpretations and amendments that could have a material impact upon the Group's financial statements are discussed.

Accounting pronouncements endorsed by the EU but not yet effective

IFRS 9, 'Financial instruments: Classification and measurement'

In July 2014, the IASB published a complete version of IFRS 9 with the exception of macro hedge accounting. The standard became mandatorily effective for the annual periods beginning on or after 1 January 2018, with early application permitted and transitional rules apply.

As discussed in note A2, the Group met the eligibility criteria for temporary exemption under the Amendments to IFRS 4 from applying IFRS 9 in 2018 and has accordingly deferred the adoption of IFRS 9 until IFRS 17, 'Insurance Contracts' is adopted upon its mandatory effective date. The Group is eligible as its activities are predominantly to issue insurance contracts based on the criteria as set out in the amendments to IFRS 4. The disclosure of the fair value of the Group's financial assets, showing the amounts for instruments that meet the 'Solely for Payment of Principal and Interest' (SPPI) criteria separately from all other financial assets, as required for entities applying the temporary exemption is provided below.

When adopted IFRS 9 replaces the existing IAS 39, 'Financial Instruments – Recognition and Measurement', and will affect the following three areas:

  –
  The classification and the measurement of financial assets and liabilities

    IFRS 9 redefines the classification of financial assets. Based on the way in which the assets are managed in order to generate cash flows and their contractual cash flow characteristics (whether the cash flows represent 'solely payments of principal and interest'), financial assets are classified into one of the following categories: amortised cost, fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL). An option is also available at initial recognition to irrevocably designate a financial asset as at FVTPL if doing so eliminates or significantly reduces accounting mismatches.

    Under IAS 39, 85 per cent of the Group's investments are valued at FVTPL and the Group's current expectation is that a significant proportion will continue to be designated as such under IFRS 9.

    The existing IAS 39 amortised cost measurement for financial liabilities is largely maintained under IFRS 9. For financial liabilities designated at FVTPL IFRS 9 requires changes in fair value due to changes in entity's own credit risk to be recognised in other comprehensive income.

  –
  The calculation of the impairment charge relevant for financial assets held at amortised cost or FVOCI

    A new impairment model based on an expected credit loss approach replaces the existing IAS 39 incurred loss impairment model, resulting in earlier recognition of credit losses compared to IAS 39.

    This aspect is the most complex area of IFRS 9 to implement and will involve significant judgements and estimation processes. The Group is currently assessing the scope of assets to which these requirements will apply.

  –
  The hedge accounting requirements which are more closely aligned with the risk management activities of the Company. No significant change to the Group's hedge accounting is currently anticipated, but this remains under review.

The Group is assessing the impact of IFRS 9 and implementing this standard in conjunction with the IFRS 17. Further details on IFRS 17 are provided below.

The parent company and a number of non-insurance UK and Asia subsidiaries within the Group have adopted IFRS 9 in 2018 in their individual or separate financial statements where these statements are prepared in accordance with IFRS, including the UK Financial Reporting Standard 101 Reduced Disclosure Framework. In addition, Prudential Pensions Limited, a UK insurance subsidiary, has adopted IFRS 9 in its individual financial statements as it did not meet the eligibility criteria for temporary exemption. Prudential Pensions Limited writes mostly unit-linked products that are classified as investment contracts without discretionary participation features. The results for these entities continue to be accounted for on an IAS 39 basis in these consolidated financial statements.

The 2018 individual financial statements of the UK subsidiaries that include IFRS 9 information relevant to the current year can be obtained publicly when filed with the UK Registrar of Companies later in the year via the UK Companies House website. These financial statements include those of Prudential Pensions Limited referred to above, the consolidated and individual financial statements of M&G Group Limited and its UK operating subsidiaries and the financial statements of Prudential Capital plc, Prudential Corporation Holdings Limited, Prudential Holdings Limited and M&G Prudential Limited. For the Asia subsidiaries that adopted IFRS 9 in their individual financial statements, the public availability of these statements varies according to the local laws and regulations of each jurisdiction.

The fair value of the Group's directly held financial assets at 31 December 2018 is shown below. Financial assets with contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest (SPPI) as defined by IFRS 9 are shown separately. This excludes financial assets that meet the definition of held for trading or are managed and evaluated on a fair value basis.

	Financial assets that pass the SPPI test		All other financial assets, net of derivative liabilities
Financial assets on the Group's statement of financial position	Fair value at 31 Dec 2018 £m	Movement in the fair value during the year £m	Fair value at 31 Dec 2018 £m	Movement in the fair value during the year £m

Accrued investment income	2,749	–	–	–
Other debtors	4,088	–	–	–
Loans(1)	11,914	(493)	6,505	(175)
Equity securities and portfolio holdings in unit trusts	–	–	214,733	(16,359)
Debt securities(2)	39,522	(1,574)	135,834	(3,343)
Derivative assets, net of derivative liabilities	–	–	(12)	(941)
Other investments	–	–	6,512	466
Deposits	11,796	–	–	–
Cash and cash equivalents	12,125	–	–	–

Total financial assets, net of derivative liabilities	82,194	(2,067)	363,572	(20,352)

Further information on the loans and debt securities that pass the SPPI test

(1)
The loans that pass the SPPI test in the table above are primarily carried at amortised cost under IAS 39. Further information on these loans is as provided in note C3.3.

(2)
The debt securities that pass the SPPI test in the table above are wholly held by Jackson and are classified as available-for-sale under IAS 39. The credit ratings of these securities, analysed on the same basis of those disclosed in note C3.2, are as follows:

	31 Dec 2018 £m
Jackson	AAA	AA+ to AA-	A+ to A-	BBB+ to BBB-	Below BBB-	Other	Total fair value

Debt securities that pass the SPPI test	652	7,252	10,214	14,315	843	6,246	39,522

The underlying financial assets of the Group's joint ventures and associates accounted for using the equity method are analysed below into those which meet the SPPI condition of IFRS 9, excluding any financial assets that meet the definition of held for trading or are managed and evaluated on a fair value basis, and all other financial assets. Fair value information for joint ventures and associates is also set out in the table below:

	Financial assets that pass the SPPI test		All other financial assets, net of derivative liabilities
Financial assets held by the Group's joint ventures and associates accounted for using the equity method	Fair value at 31 Dec 2018	Movement in the fair value during the year	Fair value at 31 Dec 2018	Movement in the fair value during the year
	£m	£m	£m	£m

Accrued investment income	131	–	–	–
Other debtors	212	–	–	–
Loans	117	–	–	–
Equity securities and portfolio holdings in unit trusts	–	–	3,677	(281)
Debt securities	–	–	4,247	86
Deposits	355	–	–	–
Cash and cash equivalents	396	–	–	–

Total financial assets, net of derivative liabilities	1,211	–	7,924	(195)

IFRS 16, 'Leases'

In January 2016, the IASB published IFRS 16, 'Leases' effective for periods beginning on or after 1 January 2019, with earlier adoption permitted if IFRS 15, 'Revenue from Contracts with Customers' has also been applied. The new standard brings most leases on-balance-sheet for lessees under a single model, eliminating the distinction between operating and finance leases. For lessee accounting, this has the effect of requiring most of the existing operating leases to be accounted for in a similar manner as finance leases under the existing IAS 17, 'Leases'. The only optional exemptions are for short-term leases and leases of low-value assets. Lessor accounting, however, remains largely unchanged from IAS 17.

IFRS 16 will apply primarily to operating leases of major properties occupied by the Group's businesses where Prudential is a lessee. Under IFRS 16, these leases will be brought onto the Group's statement of financial position with a 'right of use' asset being established and a corresponding liability representing the obligation to make lease payments. The current rental accrual charge in the income statement will be replaced with a depreciation charge for the 'right of use' asset and an interest expense on the lease liability leading to a more front-loaded operating lease cost profile compared to IAS 17.

IFRS 16 permits transition to the new standard through a modified retrospective approach or a full retrospective approach. Under the modified retrospective approach, as well as affording a number of simplifications, the Group's comparative information is not restated, but there may be an adjustment to retained earnings at the date of initial application (ie 1 January 2019) depending on the option used to measure 'right-of-use asset'. Under the modified retrospective approach, a lessee has the option to choose, on a lease-by-lease basis, to measure the 'right-of-use' asset at either its carrying amount as if the standard had been applied since the commencement of the lease (referred to as 'modified retrospective approach option A') or an amount equal to the discounted remaining lease payments adjusted by any prepaid or accrued lease payment balance immediately before the date of initial application of the standard (referred to as 'modified retrospective approach option B').

Following the completion of the IFRS 16 implementation project, the Group has adopted IFRS 16 from 1 January 2019 using the modified retrospective approach option B. It is estimated that application of the standard will result in recognition of an additional lease liability amounting to approximately £0.8 billion and a corresponding 'right-of-use' asset to a similar amount as at 1 January 2019. These amounts remain subject to ongoing refinement and verification. Under the modified retrospective approach option B there is no adjustment to the Group's retained earnings at 1 January 2019. For existing finance leases where the Group is a lessee, the carrying amount of the 'right-of-use' asset and lease liability at 1 January 2019 will be determined based on the carrying amount of the lease asset and lease liability immediately before that date measured applying IAS 17.

The Group will apply the practical expedient to grandfather the definition of a lease on transition. This means that it will apply IFRS 16 to all contracts, which were identified as leases in accordance with IAS 17 and IFRIC 4, 'Determining whether an Arrangement contains a Lease', entered into before 1 January 2019. The Group also will apply the practical expedient to use a single discount rate to a portfolio of leases with reasonably similar characteristics. Accordingly, for such portfolios, the incremental borrowing rates used to discount the future lease payments will be determined based on country specific risk-free rates adjusted with a margin/spread to reflect the Group's credit standing, lease term and the outstanding lease payments.

Accounting pronouncements not yet endorsed by the EU

IFRS 17, 'Insurance Contracts'

In May 2017, the IASB issued IFRS 17, 'Insurance Contracts' to replace the existing IFRS 4, 'Insurance Contracts'. The standard, which is subject to endorsement in the EU and other territories, applies to annual periods beginning on or after 1 January 2021. In November 2018, the IASB tentatively decided to delay the effective date of IFRS 17 by one year to periods beginning on or after 1 January 2022 and is considering further amendments to this new standard. Early application is permitted, provided the entity also applies IFRS 9 on or before the date it first applies IFRS 17. The Group intends to adopt the new standard on its mandatory effective date, alongside the adoption of IFRS 9.

IFRS 4 permitted insurers to continue to use the statutory basis of accounting for insurance assets and liabilities that existed in their jurisdictions prior to January 2005. IFRS 17 replaces this with a new measurement model for all insurance contracts.

IFRS 17 requires liabilities for insurance contracts to be recognised as the present value of future cash flows, incorporating an explicit risk adjustment, which is updated at each reporting date to reflect current conditions, and a contractual service margin (CSM) that is equal and opposite to any day-one gain arising on initial recognition. Losses are recognised directly into the income statement. For measurement purposes, contracts are grouped together into contracts of similar risk, profitability profile and issue year, with further divisions for contracts that are managed separately.

Profit for insurance contracts under IFRS 17 is represented by the recognition of the services provided to policyholders in the period (release of the CSM), release from non-economic risk (release of risk adjustment) and investment profit.

The CSM is released as profit over the coverage period of the insurance contract, reflecting the delivery of services to the policyholder. For certain contracts with participating features (where a substantial share of the fair value of the related investments and other underlying items is paid to policyholders) such as the Group's with-profits products, the CSM reflects the variable fee to shareholders. For these contracts, the CSM is adjusted to reflect the changes in economic experience and assumptions. For all other contracts the CSM is only adjusted for non-economic assumptions.

IFRS 17 introduces a new measure of insurance revenue, based on the delivery of services to policyholders and excluding any premiums related to the investment elements of policies, which will be significantly different from existing premium revenue measures, currently reported in the income statement. In order to transition to IFRS 17, the amount of deferred profit, being the CSM at transition date, needs to be determined.

IFRS 17 requires this CSM to be calculated as if the standard had applied retrospectively. However if this is not practical an entity is required to choose either a simplified retrospective approach or to determine the CSM by reference to the fair value of the liabilities at the transition date. The approach for determining the CSM will have a significant impact on both shareholders' equity and on the amount of profits on in-force business in future reporting periods.

IFRS 17 Implementation Programme

IFRS 17 is expected to have a significant impact as the requirements of the new standard are complex and requires a fundamental change to accounting for insurance contracts as well as the application of significant judgement and new estimation techniques. The effect of changes required to the Group's accounting policies as a result of implementing these standards are currently uncertain, but these changes can be expected to, among other things, alter the timing of IFRS profit recognition. Given the implementation of this standard is likely to involve significant enhancements to IT, actuarial and finance systems of the Group, it will also have an impact on the Group's expenses.

The Group has a Group-wide implementation programme underway to implement IFRS 17 and IFRS 9. The programme is responsible for setting Group-wide accounting policies and developing application methodologies, establishing appropriate processes and controls, sourcing appropriate data and implementing actuarial and finance system changes.

A Group-wide Steering Committee, chaired by the Group Chief Financial Officer with participation from the Group Risk function and the Group's and business units' senior finance managers, provides oversight and strategic direction to the implementation programme. A number of sub-committees are also in place to provide governance over the technical interpretation and accounting policies selected, programme management, design and delivery of the programme.

The Group remains on track to start providing IFRS 17 financial statements in line with the requirements for interim reporting at its effective date, which is currently expected to be 2022.

Other new accounting pronouncements

In addition to the above, the following new accounting pronouncements have also been issued and are not yet effective but the Group is not expecting them to have a significant impact on the Group's financial statements:

  –
  IFRIC Interpretation 23, 'Uncertainty over income tax treatments', issued in June 2017 and effective from 1 January 2019. This interpretation has been endorsed by the EU;

  –
  Amendments to IAS 28, 'Long-term Interests in Associates and Joint Ventures', issued in October 2017 and effective from 1 January 2019;

  –
  Annual Improvements to IFRSs 2015-2017 cycle issued in December 2017 and effective from January 2019;

  –
  Amendments to IAS 19, 'Plan Amendment, Curtailment or Settlement', issued in February 2018 and effective from 1 January 2019;

  –
  Amendment to IFRS 3, 'Business Combinations', issued in October 2018 and effective from 1 January 2020; and

  –
  Amendments to IAS 1 and IAS 8, 'Definition of material', issued in October 2018 and effective from 1 January 2020.

B    Earnings performance

B1    Analysis of performance by segment

B1.1    Segment results – profit before tax

	Note		2018 £m	2017 £m	2016 £m

Asia:
Insurance operations	B3(i	)	1,982	1,799	1,503
Asset management			182	176	141

Total Asia			2,164	1,975	1,644

US:
Jackson (US insurance operations)			1,911	2,214	2,052
Asset management			8	10	(4)

Total US			1,919	2,224	2,048

UK and Europe:
UK and Europe insurance operations:	B3(iii	)
Long-term business			1,138	861	799
General insurance commissionnote(i)			19	17	29

Total UK and Europe insurance operations			1,157	878	828
UK and Europe asset managementnote(iv)			477	500	425

Total UK and Europe			1,634	1,378	1,253

Total segment profit			5,717	5,577	4,945

Other income and expenditure:
Investment return and other income			52	11	28
Interest payable on core structural borrowings			(410)	(425)	(360)
Corporate expenditurenote(ii)			(367)	(361)	(334)
SII implementation costs			–	–	(28)

Total other income and expenditure			(725)	(775)	(694)

Restructuring costs			(165)	(103)	(38)
Interest received from tax settlement			–	–	43

Adjusted IFRS operating profit based on longer-term investment returns			4,827	4,699	4,256
Short-term fluctuations in investment returns on shareholder-backed business	B1.2		(558)	(1,563)	(1,678)
Amortisation of acquisition accounting adjustmentsnote(iii)			(46)	(63)	(76)
(Loss) gain on disposal of businesses and corporate transactions	D1.1		(588)	223	(227)

Profit before tax			3,635	3,296	2,275
Tax charge attributable to shareholders' returns	B4		(622)	(906)	(354)

Profit for the year			3,013	2,390	1,921

Attributable to:
Equity holders of the Company			3,010	2,389	1,921
Non-controlling interests			3	1	–

Basic earnings per share (in pence)	Note		2018	2017	2016

Based on adjusted IFRS operating profit based on longer-term investment returnsnote(v)	B5		156.6p	145.2p	131.3p
Based on profit for the year	B5		116.9p	93.1p	75.0p

Notes

(i)
The majority of the general insurance commission is not expected to recur in future years.
(ii)
Corporate expenditure as shown above is primarily for Group Head Office and Asia Regional Head Office.
(iii)
Amortisation of acquisition accounting adjustments principally relate to the REALIC business of Jackson which was acquired in 2012.

(iv)
UK and Europe asset management adjusted IFRS operating profit based on longer-term investment returns:

	2018 £m	2017 £m	2016 £m

Asset management fee income	1,098	1,027	900
Other income	2	7	23
Staff costs*	(384)	(400)	(332)
Other costs*	(270)	(202)	(212)

Underlying profit before performance-related fees	446	432	379
Share of associate results	16	15	13
Performance-related fees	15	53	33

Total UK and Europe asset management adjusted IFRS operating profit based on longer-term investment returns	477	500	425

*
Staff and other costs include £27 million of charges incurred preparing for Brexit.
(v)
Tax charges have been reflected as operating and non-operating in the same way as for the pre-tax items. Further details on tax charges are provided in note B4.

B1.2    Short-term fluctuations in investment returns on shareholder-backed business

	2018 £m	2017 £m	2016 £m

Asia operationsnote(i)	(512)	(1)	(225)
US operationsnote(ii)	(100)	(1,568)	(1,455)
UK and Europe operationsnote(iii)	34	(14)	206
Other operationsnote(iv)	20	20	(204)

Total	(558)	(1,563)	(1,678)

(i)
Asia operations

In Asia, the negative short-term fluctuations of £(512) million (2017: negative £(1) million; 2016: negative £(225) million) principally reflect net value movements on assets and related liabilities following increases in bond yields and falls in equity markets during the year, especially in those countries where policyholder liabilities use a valuation interest rate which does not reflect all movements in interest rates in the period.

(ii)
US operations

The short-term fluctuations in investment returns for US insurance operations are reported net of the related charge for amortisation of deferred acquisition costs of £(114) million as shown in note C5.2(a) (2017: credit of £462 million; 2016:credit of £565 million) and comprise amounts in respect of the following items:

	2018 £m	2017 £m	2016 £m

Net equity hedge resultnote(a)	(58)	(1,490)	(1,587)
Other than equity-related derivativesnote(b)	(64)	(36)	(126)
Debt securitiesnote(c)	(31)	(73)	201
Equity-type investments: actual less longer-term return	38	12	35
Other items	15	19	22

Total	(100)	(1,568)	(1,455)

Notes

(a)
Net equity hedge result

  The net equity hedge result relates to the accounting effect of market movements on both the value of guarantees in Jackson's variable annuity and fixed index annuity products and on the related derivatives used to manage the exposures inherent in these guarantees. The level of fees recognised in non-operating profit is determined by reference to that allowed for within the reserving basis. The variable annuity guarantees are valued in accordance with either Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures (formerly FAS 157) or ASC Topic 944, Financial Services – Insurance (formerly SOP 03-01) depending on the type of guarantee. Both approaches require an entity to determine the total fee ('the fee assessment') that is expected to fund future projected benefit payments arising using the assumptions applicable for that method. The method under FAS 157 requires this fee assessment to be fixed at the time of issue. As the fees included within the initial fee assessment are earned, they are included in non-operating profit to match the corresponding movement in the guarantee liability. As the Group applies US GAAP for the measured value of the product guarantees this item also includes asymmetric impacts where the measurement bases of the liabilities and associated derivatives used to manage the Jackson annuity business differ as described in note B1.3(c) below.

The net equity hedge result therefore includes significant accounting mismatches and other factors that do not represent the economic result. These other factors include:

  –
  The variable annuity guarantees and fixed index annuity embedded options being only partially fair valued under 'grandfathered' US GAAP as described in note B1.3(c);
  –
  The interest rate exposure being managed through the other than equity-related derivative programme explained in note (b) below; and
  –
  Jackson's management of its economic exposures for a number of other factors that are treated differently in the accounting frameworks such as future fees and assumed volatility levels.

The net equity hedge result (net of related DAC amortisation in accordance with the policy that DAC is amortised in line with emergence of margins) can be summarised as follows:

	2018 £m	2017 £m	2016 £m

Fair value movements on equity hedge instruments*	299	(1,871)	(1,786)
Accounting value movements on the variable and fixed index annuity guarantee liabilities†	(894)	(99)	(188)
Fee assessments net of claim payments	537	480	387

Total	(58)	(1,490)	(1,587)

*
Held to manage equity exposures of the variable annuity guarantees and fixed index annuity options.

†
The accounting value movements on the variable and fixed index annuity guarantee liabilities reflect the impact of market movements and changes in economic and actuarial assumptions. Actuarial assumptions include consideration of persistency, mortality and the expected utilisation of certain features attaching to variable annuity contracts. Assumptions are updated annually via a comparison to experience and after applying expert judgement for how experience may change in the future. Routine updates in 2018 reduced profit before tax (after allowing related changed to DAC amortisation) by £143 million (2017: £382 million).
(b)
Other than equity-related derivatives

The fluctuations for this item comprise the net effect of:

–
Fair value movements on free-standing, other than equity-related derivatives;
–
Fair value movements on the Guaranteed Minimum Income Benefit (GMIB) reinsurance asset that are not matched by movements in the underlying GMIB liability, which is not fair valued as explained in note B1.3; and
–
Related amortisation of DAC.

The free-standing, other than equity-related derivatives are held to manage interest rate exposures and durations within the general account and the variable annuity guarantees and fixed index annuity embedded options described in note (a) above. Accounting mismatches arise because of differences between the measurement basis and presentation of the derivatives, which are fair valued with movements recorded in the income statement, and the exposures they are intended to manage.

(c)
Short-term fluctuations related to debt securities

	2018 £m	2017 £m	2016 £m

(Charges) credits in the year:
Losses on sales of impaired and deteriorating bonds	(4)	(3)	(94)
Defaults	–	–	(4)
Bond write-downs	(4)	(2)	(35)
Recoveries/reversals	19	10	15

Total credits (charge) in the year	11	5	(118)
Risk margin allowance deducted from adjusted IFRS operating profit based on longer-term investment returns*	77	86	89

	88	91	(29)

Interest-related realised (losses) gains:
Losses arising in the year	(8)	(43)	376
Less: Amortisation of gains and losses arising in current and prior years to adjusted IFRS operating profit based on longer-term investment returns	(116)	(140)	(135)

	(124)	(183)	241

Related amortisation of deferred acquisition costs	5	19	(11)

Total short-term fluctuations related to debt securities	(31)	(73)	201

*
The debt securities of Jackson are held in the general account of the business. Realised gains and losses are recorded in the income statement with normalised returns included in adjusted IFRS operating profit based on longer-term investment returns with variations from year to year included in the short-term fluctuations category. The risk margin reserve charge for longer-term credit-related losses included in adjusted IFRS operating profit based on longer-term investment returns of Jackson for 2018 is based on an average annual risk margin reserve of 18 basis points (2017: 21 basis points; 2016: 21 basis points) on average book values of US$57.1 billion (2017: US$55.3 billion; 2016: US$56.4 billion) as shown below:

Moody's rating category (or equivalent under NAIC ratings of mortgage-backed securities)

	2018				2017				2016

	Average book value	RMR	Annual expected loss		Average book value	RMR	Annual expected loss		Average book value	RMR	Annual expected loss

	US$m	%	US$m	£m	US$m	%	US$m	£m	US$m	%	US$m	£m

A3 or higher	29,982	0.10	(31)	(23)	27,277	0.12	(33)	(25)	29,051	0.12	(36)	(27)
Baa1, 2 or 3	25,814	0.21	(55)	(40)	26,626	0.22	(58)	(45)	25,964	0.24	(62)	(46)
Ba1, 2 or 3	1,042	0.98	(10)	(8)	1,046	1.03	(11)	(8)	1,051	1.07	(11)	(8)
B1, 2 or 3	289	2.64	(8)	(6)	318	2.70	(9)	(7)	312	2.95	(9)	(7)
Below B3	11	3.69	–	–	23	3.78	(1)	(1)	40	3.81	(2)	(1)

Total	57,138	0.18	(104)	(77)	55,290	0.21	(112)	(86)	56,418	0.21	(120)	(89)

Related amortisation of deferred acquisition costs (see below)			22	15			21	15			23	17

Risk margin reserve charge to adjusted IFRS operating profit for longer-term credit-related losses			(82)	(62)			(91)	(71)			(97)	(72)

Consistent with the basis of measurement of insurance assets and liabilities for Jackson's IFRS results, the charges and credits to adjusted IFRS operating profits based on longer-term investment returns are partially offset by related amortisation of deferred acquisition costs.

In addition to the accounting for realised gains and losses described above for Jackson general account debt securities, included within the statement of other comprehensive income is a pre-tax charge of £(1,371) million for net unrealised losses on debt securities classified as available-for-sale net of related amortisation of deferred acquisition costs (2017: credit of £541 million; 2016: credit of £48 million). Temporary market value movements do not reflect defaults or impairments. Additional details of the movement in the value of the Jackson portfolio are included in note C3.2(b).

(iii)
UK and Europe operations

The positive short-term fluctuations in investment returns for the UK and Europe operations of £34 million (2017: negative £14 million; 2016: positive £206 million) mainly arises from unrealised gains on equity options held to hedge the value of future shareholder transfers from the with-profits fund partially offset by losses on corporate bonds backing capital to support the remaining annuity business, given the increase in interest rates and credit spreads in 2018.

(iv)
Other operations

The positive short-term fluctuations in investment returns for other operations of £20 million (2017: positive £20 million; 2016: negative £(204) million) include unrealised value movements on financial instruments held outside of the main life operations.

B1.3    Determining operating segments and performance measure of operating segments

Operating segments

The Group's operating segments for financial reporting are defined and presented in accordance with IFRS 8, 'Operating Segments', on the basis of the management reporting structure and its financial management information.

Under the Group's management and reporting structure its chief operating decision maker is the Group Executive Committee (GEC). In the management structure, responsibility is delegated to the Chief Executive Officers of Prudential Corporation Asia, the North American Business Unit and M&GPrudential for the day-to-day management of their business units (within the framework set out in the Group Governance Manual). Financial management information used by the GEC aligns with these three business segments. These operating segments derive revenue from both long-term insurance and asset management activities.

Operations which do not form part of any business unit are reported as 'Unallocated to a segment'. These include Group Head Office and Asia Regional Head Office costs. Prudential Capital and Africa operations do not form part of any operating segment under the structure, and their assets and liabilities and profit or loss before tax are not material to the overall financial position of the Group. Prudential Capital and Africa operations are therefore reported as 'Unallocated to a segment'.

Performance measure

The performance measure of operating segments utilised by the Company is adjusted IFRS operating profit attributable to shareholders based on longer-term investment returns, as described below. This measurement basis distinguishes adjusted IFRS operating profit based on longer-term investment returns from other constituents of the total profit as follows:

  –
  Short-term fluctuations in investment returns on shareholder-backed business. This includes the impact of short-term market effects on the carrying value of Jackson's guarantee liabilities and related derivatives as explained below;

  –
  Amortisation of acquisition accounting adjustments arising on the purchase of business. This comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012; and

  –
  Gain or loss on corporate transactions, such as disposals undertaken in the year.

Determination of adjusted IFRS operating profit based on longer-term investment returns for investment and liability movements:

(a)
General principles

(i)
UK-style with-profits business

The adjusted IFRS operating profit based on longer-term investment returns reflects the statutory transfer gross of attributable tax. Value movements in the underlying assets of the with-profits funds do not affect directly the determination of adjusted IFRS operating profit based on longer-term investment returns.

(ii)
Unit-linked business

The policyholder unit liabilities are directly reflective of the underlying asset value movements. Accordingly, the adjusted IFRS operating profit based on longer-term investment returns reflect the current period value movements in both the unit liabilities and the backing assets.

(iii)
US variable annuity and fixed index annuity business

This business has guarantee liabilities which are measured on a combination of fair value and other US GAAP derived principles. These liabilities are subject to an extensive derivative programme to manage equity and interest rate exposures whose fair value movements pass through the income statement each period. The principles for determination of the adjusted IFRS operating profit based on longer-term investment returns and short-term fluctuations are as discussed in section (c) below.

(iv)
Business where policyholder liabilities are sensitive to market conditions

Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between business units depending upon the nature of the 'grandfathered' measurement basis. In general, in those instances where the liabilities are particularly sensitive to routine changes in market conditions, the accounting basis is such that the impact of market movements on the assets and liabilities is broadly equivalent in the income statement, and adjusted IFRS operating profit based on longer-term investment returns is not distorted. In these circumstances, there is no need for the movement in the liability to be bifurcated between the elements that relate to longer-term market conditions and short-term effects.

However, movements in liabilities for some types of business do require bifurcation to ensure that at the net level (ie after allocated investment return and charge for policyholder benefits) the adjusted IFRS operating profit based on longer-term investment returns reflects longer-term market returns.

Examples of where such bifurcation is necessary are in Hong Kong and for UK shareholder-backed annuity business, as explained in sections b(i) and d(i), respectively. For other types of Asia's non-participating business, expected longer-term investment returns are used to determine the movement in policyholder liabilities for determining adjusted IFRS operating profit based on longer-term investment returns.

(v)
Other shareholder-financed business

For long-term insurance business, where assets and liabilities are held for the long term, the accounting basis for insurance liabilities under current IFRS can lead to profits that include the effects of short-term fluctuations in market conditions, which may not be representative of trends in underlying performance. Therefore, the following key elements are applied to the results of the Group's shareholder-financed businesses to determine adjusted IFRS operating profit based on longer-term investment returns.

Except in the case of assets backing liabilities which are directly matched (such as unit-linked business) or closely correlated with value movements (as discussed below) adjusted IFRS operating profit based on longer-term investment returns for shareholder-financed business is determined on the basis of expected longer-term investment returns. Longer-term investment returns comprise actual income receivable for the period (interest/dividend income) and for both debt and equity-type securities longer-term capital returns.

Debt securities and loans

In principle, for debt securities and loans, the longer-term capital returns comprise two elements:

  –
  Risk margin reserve based charge for the expected level of defaults for the period, which is determined by reference to the credit quality of the portfolio. The difference between impairment losses in the reporting period and the risk margin reserve charge to the adjusted IFRS operating profit based on longer-term investment returns is reflected in short-term fluctuations in investment returns; and

  –
  The amortisation of interest-related realised gains and losses to adjusted IFRS operating profit based on longer-term investment returns to the date when sold bonds would have otherwise matured.

At 31 December 2018, the level of unamortised interest-related realised gains and losses related to previously sold bonds for the Group was a net gain of £629 million (2017: £855 million; 2016: £969 million).

Equity-type securities

For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment returns for income and capital having regard to past performance, current trends and future expectations. Equity-type securities held for shareholder-financed businesses other than the UK annuity business, unit-linked and US variable annuity separate accounts are principally relevant for the US and Asia insurance operations. Different rates apply to different categories of equity-type securities.

Derivative value movements

Generally, derivative value movements are excluded from adjusted IFRS operating profit based on longer-term investment returns. The exception is where the derivative value movements broadly offset changes in the accounting value of other assets and liabilities included in adjusted IFRS operating profit based on longer-term investment returns. The principal example of derivatives whose value movements are excluded from adjusted IFRS operating profit based on longer-term investment returns arises in Jackson, as discussed below in section (c).

(b)
Asia insurance operations

(i)
Business where policyholder liabilities are sensitive to market conditions

For certain Asia non-participating business, for example in Hong Kong, the economic features are more akin to asset management products with policyholder liabilities reflecting asset shares over the contract term. Consequently, for these products, the charge for policyholder benefits in the adjusted IFRS operating profit based on longer-term investment returns reflects the asset share feature rather than volatile movements that would otherwise be reflected if the local regulatory basis (also applied for IFRS basis) was used.

For certain other types of non-participating business expected longer-term investment returns are used to determine the movement in policyholder liabilities for determining adjusted IFRS operating profit based on longer-term investment returns.

(ii)
Other Asia shareholder-financed business

Debt securities

For this business, the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are amortised over the period to the date those securities would otherwise have matured, with no explicit risk margin reserve charge.

Equity-type securities

For Asia insurance operations, investments in equity securities held for non-linked shareholder-backed business amounted to £2,146 million as at 31 December 2018 (31 December 2017: £1,759 million; 31 December 2016: £1,405 million). The rates of return applied in 2018 ranged from 5.3 per cent to 17.6 per cent (2017: 4.3 per cent to 17.2 per cent; 2016: 3.2 per cent to 13.9 per cent) with the rates applied varying by business unit. These rates are broadly stable from period to period but may be different between countries reflecting, for example, differing expectations of inflation in each business unit. The assumptions are for the returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.

The longer-term investment returns for the Asia insurance joint ventures accounted for using the equity method are determined on a similar basis as the other Asia insurance operations described above.

(c)
US insurance operations
(i)
Separate account business

For such business the policyholder unit liabilities are directly reflective of the asset value movements. Accordingly, the adjusted IFRS operating profit based on longer-term investment returns reflect the current period value movements in unit liabilities and the backing assets.

(ii)
US variable and fixed index annuity business

The following value movements for Jackson's variable and fixed index annuity business are excluded from adjusted IFRS operating profit based on longer-term investment returns. See note B1.2 note (ii):

–
Fair value movements for equity-based derivatives;
–
Fair value movements for guaranteed benefit options for the 'not for life' portion of Guaranteed Minimum Withdrawal Benefit (GMWB) and fixed index annuity business, and Guaranteed Minimum Income Benefit (GMIB) reinsurance (see below);
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

Guaranteed benefit options for the 'not for life' portion of GMWB and equity index options for the fixed index annuity business

The 'not for life' portion of GMWB guaranteed benefit option liabilities is measured under the US GAAP basis applied for IFRS in a manner consistent with IAS 39 under which the projected future growth rate of the account balance is based on current swap rates (rather than expected rates of return) with only a portion of the expected future guarantee fees included. Reserve value movements on these liabilities are sensitive to changes to levels of equity markets, implied volatility and interest rates. The equity index option for fixed index annuity business is measured under the US GAAP basis applied for IFRS in a manner consistent with IAS 39 under which the projected future growth is based on current swap rates.

Guaranteed benefit option for variable annuity guarantee minimum income benefit

The GMIB liability, which is substantially reinsured, subject to a deductible and annual claim limits, is accounted for using 'grandfathered' US GAAP. This accounting basis substantially does not recognise the effects of market movements. The corresponding reinsurance asset is measured under the 'grandfathered' US GAAP basis applied for IFRS in a manner consistent with IAS 39, 'Financial Instruments: Recognition and Measurement', and the asset is therefore recognised at fair value. As the GMIB is economically reinsured, the mark to market element of the reinsurance asset is included as a component of short-term fluctuations in investment returns.

(iii)
Other derivative value movements

The principal example of non-equity based derivatives (for example, interest rate swaps and swaptions) whose value movements are excluded from adjusted IFRS operating profit based on longer-term investment returns, arises in Jackson. Non-equity based derivatives are primarily held by Jackson as part of a broadly-based hedging programme for features of Jackson's bond portfolio (for which value movements are booked in the statement of other comprehensive income rather than the income statement), product liabilities (for which US GAAP accounting as 'grandfathered' under IFRS 4 does not fully reflect the economic features being hedged), and the interest rate exposure attaching to equity-based product options.

(iv)
Other US shareholder-financed business

Debt securities

The distinction between impairment losses and interest-related realised gains and losses is of particular relevance to Jackson. Jackson has used the ratings by Nationally Recognised Statistical Ratings Organisations (NRSRO) or ratings resulting from the regulatory ratings detail issued by the National Association of Insurance Commissioners (NAIC) to determine the average annual risk margin reserve to apply to debt securities held to back general account business. Debt securities held to back separate account and reinsurance funds withheld are not subject to risk margin reserve charge. Further details of the risk margin reserve charge, as well as the amortisation of interest-related realised gains and losses, for Jackson are shown in note B1.2 note (ii)(c).

Equity-type securities

As at 31 December 2018, the equity-type securities for US insurance non-separate account operations amounted to £1,359 million (31 December 2017: £946 million; 31 December 2016: £1,323 million). For these operations, the longer-term rates of return for income and capital applied in the years indicated, which reflect the combination of the average risk-free rates over the year and appropriate risk premiums are as follows:

	2018	2017	2016

Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds	6.7% to 7.2%	6.1% to 6.5%	5.5% to 6.5%
Other equity-type securities such as investments in limited partnerships and private equity funds	8.7% to 9.2%	8.1% to 8.5%	7.5% to 8.5%

(d)
UK and Europe insurance operations
(i)
Shareholder-backed annuity business

For this business, policyholder liabilities are determined by reference to current interest rates. The value movements of the assets covering liabilities are closely correlated with the related change in liabilities. Accordingly, asset value movements are recorded within the 'adjusted IFRS operating profit based on longer-term investment returns'. Policyholder liabilities include a margin for credit risk. Variations between actual and best estimate expected impairments are recorded as a component of short-term fluctuations in investment returns.

The adjusted IFRS operating profit based on longer-term investment returns reflects the impact of value movements on policyholder liabilities for shareholder-backed annuity business within The Prudential Assurance Company Limited (PAC) after adjustments to allocate the following elements of the movement to the category of 'short-term fluctuations in investment returns':

–
The impact on credit risk provisioning of actual upgrades and downgrades during the period;
–
Credit experience compared with assumptions; and
–
Short-term value movements on assets backing the capital of the business.

Credit experience reflects the impact of defaults and other similar experience, such as asset exchanges arising from debt restructuring by issuers that include effectively an element of permanent impairment of the security held. Positive or negative experience compared with assumptions is included within short-term fluctuations in investment returns without further adjustment. The effects of other changes to credit risk provisioning are included in the adjusted IFRS operating profit based on longer-term investment returns, as is the net effect of changes to the valuation rate of interest due to portfolio rebalancing to align more closely with management benchmark.

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

(e)
Fund management and other non-insurance businesses

For these businesses, the particular features applicable for life assurance noted above do not apply and therefore the adjusted IFRS operating profit based on longer-term investment returns is not determined on the basis described above. Instead, realised gains and losses are generally included in adjusted IFRS operating profit based on longer-term investment returns with temporary unrealised gains and losses being included in short-term fluctuations. In some instances, realised gains and losses on derivatives and other financial instruments are amortised to adjusted IFRS operating profit based on longer-term investment returns over a time period that reflects the underlying economic substance of the arrangements.

B1.4    Segmental income statement

	2018 £m

	Asia	US	UK and Europe	Total segment	Unallocated to a segment (other operations)	Group total
					note (ix)

Gross premiums earnednote(iv)	16,469	17,656	13,061	47,186	38	47,224
Outward reinsurance premiumsnote(i)	(575)	(309)	(13,137)	(14,021)	(2)	(14,023)

Earned premiums, net of reinsurance	15,894	17,347	(76)	33,165	36	33,201
Other incomenote(ii),(iii)	309	50	1,595	1,954	39	1,993

Total external revenuenote(v),(vi)	16,203	17,397	1,519	35,119	75	35,194
Intra-group revenue	42	50	3	95	(95)	–
Interest incomenote(vii)	1,086	2,016	3,039	6,141	51	6,192
Other investment returnnote B1.5	(3,240)	(6,804)	(6,476)	(16,520)	65	(16,455)

Total revenue, net of reinsurance	14,091	12,659	(1,915)	24,835	96	24,931

Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurancenote(i),(iv)	(8,736)	(8,790)	4,977	(12,549)	(19)	(12,568)
Acquisition costs and other operating expenditurenote B2, note(iii),(iv)	(3,866)	(2,077)	(2,360)	(8,303)	(552)	(8,855)
Interest on core structural borrowings	–	(15)	–	(15)	(395)	(410)
Loss on disposal of businesses and corporate transactionsnote D1.1	(11)	(38)	–	(49)	(31)	(80)

Total charges, net of reinsurance and loss on disposal of businesses	(12,613)	(10,920)	2,617	(20,916)	(997)	(21,913)

Share of profit from joint ventures and associates, net of related tax	239	–	52	291	–	291

Profit (loss) before tax (being tax attributable to shareholders' and policyholders' returns)note(viii)	1,717	1,739	754	4,210	(901)	3,309
Tax (charge) credit attributable to policyholders' returns	(80)	–	406	326	–	326

Profit (loss) before tax attributable to shareholders	1,637	1,739	1,160	4,536	(901)	3,635

Analysis of profit (loss) before tax
Adjusted IFRS operating profit (loss) based on longer-term investment returns	2,164	1,919	1,634	5,717	(890)	4,827
Short-term fluctuations in investment returns on shareholder-backed business	(512)	(100)	34	(578)	20	(558)
Amortisation of acquisition accounting adjustments	(4)	(42)	–	(46)	–	(46)
Loss on disposal of businesses and corporate transactionsnote D1.1	(11)	(38)	(508)	(557)	(31)	(588)

	1,637	1,739	1,160	4,536	(901)	3,635

	2017 £m

	Asia	US	UK and Europe	Total segment	Unallocated to a segment (other operations)	Group total
					note (ix)

Gross premiums earned	15,688	15,164	13,126	43,978	27	44,005
Outward reinsurance premiums	(656)	(352)	(1,050)	(2,058)	(4)	(2,062)

Earned premiums, net of reinsurance	15,032	14,812	12,076	41,920	23	41,943
Other incomenote(ii),(iii)	307	669	1,234	2,210	48	2,258

Total external revenuenote(v),(vi)	15,339	15,481	13,310	44,130	71	44,201
Intra-group revenue	40	64	5	109	(109)	–
Interest incomenote(vii)	932	2,085	3,413	6,430	67	6,497
Other investment returnnote B1.5	8,063	16,448	11,171	35,682	10	35,692

Total revenue, net of reinsurance	24,374	34,078	27,899	86,351	39	86,390

Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(18,291)	(31,205)	(23,025)	(72,521)	(11)	(72,532)
Acquisition costs and other operating expenditurenote B2, note(iii)	(4,053)	(2,257)	(3,206)	(9,516)	(477)	(9,993)
Interest on core structural borrowings	–	(16)	–	(16)	(409)	(425)
Gain on disposal of businesses and corporate transactionsnote D1.1	61	162	–	223	–	223
Re-measurement of the sold Korea life business	5	–	–	5	–	5

Total charges, net of reinsurance and gain on disposal of business	(22,278)	(33,316)	(26,231)	(81,825)	(897)	(82,722)

Share of profit from joint ventures and associates, net of related tax	181	–	121	302	–	302

Profit (loss) before tax (being tax attributable to shareholders' and policyholders' returns)note(viii)	2,277	762	1,789	4,828	(858)	3,970
Tax charge attributable to policyholders' returns	(249)	–	(425)	(674)	–	(674)

Profit (loss) before tax attributable to shareholders	2,028	762	1,364	4,154	(858)	3,296

Analysis of profit (loss) before tax
Adjusted IFRS operating profit (loss) based on longer-term investment returns	1,975	2,224	1,378	5,577	(878)	4,699
Short-term fluctuations in investment returns on shareholder-backed business	(1)	(1,568)	(14)	(1,583)	20	(1,563)
Amortisation of acquisition accounting adjustments	(7)	(56)	–	(63)	–	(63)
Gain on disposal of businesses and corporate transactionsnote D1.1	61	162	–	223	–	223

	2,028	762	1,364	4,154	(858)	3,296

	2016 £m

	Asia	US	UK and Europe	Total segment	Unallocated to a segment (other operations)	Group total
					note (ix)

Gross premiums earned	14,006	14,685	10,290	38,981	–	38,981
Outward reinsurance premiums	(648)	(367)	(1,005)	(2,020)	–	(2,020)

Earned premiums, net of reinsurance	13,358	14,318	9,285	36,961	–	36,961
Other incomenote(ii),(iii)	253	684	1,222	2,159	87	2,246

Total external revenenote(v),(vi)	13,611	15,002	10,507	39,120	87	39,207
Intra-group revenue	27	53	4	84	(84)	–
Interest incomenote(vii)	875	2,151	4,517	7,543	104	7,647
Other investment returnnote B1.5	2,042	5,461	17,578	25,081	(217)	24,864

Total revenue, net of reinsurance	16,555	22,667	32,606	71,828	(110)	71,718

Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(11,442)	(20,214)	(27,710)	(59,366)	–	(59,366)
Acquisition costs and other operating expenditurenote B2, note(iii)	(3,684)	(1,913)	(2,689)	(8,286)	(438)	(8,724)
Interest on core structural borrowings	–	(15)	–	(15)	(345)	(360)
Remeasurement of the sold Korea life businessnote D1	(238)	–	–	(238)	–	(238)

Total charges, net of reinsurance and gain (loss) on disposal of businesses	(15,364)	(22,142)	(30,399)	(67,905)	(783)	(68,688)

Share of profit from joint ventures and associates, net of related tax	148	–	34	182	–	182

Profit (loss) before tax (being tax attributable to shareholders' and policyholders' returns)note(viii)	1,339	525	2,241	4,105	(893)	3,212
Tax charge attributable to policyholders' returns	(155)	–	(782)	(937)	–	(937)

Profit (loss) before tax attributable to shareholders	1,184	525	1,459	3,168	(893)	2,275

Analysis of profit (loss) before tax
Adjusted IFRS operating profit (loss) based on longer-term investment returns	1,644	2,048	1,253	4,945	(689)	4,256
Short-term fluctuations in investment returns on shareholder-backed business	(225)	(1,455)	206	(1,474)	(204)	(1,678)
Amortisation of acquisition accounting adjustments	(8)	(68)	–	(76)	–	(76)
Loss on disposal of businesses and corporate transactionsnote D1	(227)	–	–	(227)	–	(227)

	1,184	525	1,459	3,168	(893)	2,275

Notes

(i)
Outward reinsurance premiums of £(14,023) million includes the £(12,149) million paid during the year in respect of the reinsurance of the UK annuity portfolio. The associated increase in reinsurance assets is included in outward reinsurers' share of benefits and claims and the consequential change in policyholder liabilities is included in benefits and claims. See note D1.1 for further details.
(ii)
Included within other income is revenue from the Group's asset management business of £1,489 million (2017: £1,371 million; 2016: £1,147 million). The remaining other income includes revenue from external customers. Other income also includes £20 million (2017: £7 million; 2016: £8 million) relating to financial instruments that are not held at fair value through profit or loss. The 2017 and 2016 comparative also included amounts for broker-dealer fees generated by the US broker-dealer network which was disposed of in August 2017, amounting to £542 million and £550 million respectively.
(iii)
Following the adoption of IFRS 15, the 2017 and 2016 comparative results have been re-presented as described in note A2.
(iv)
In October 2018, Jackson entered into a 100 per cent reinsurance agreement with John Hancock Life Insurance Company (John Hancock USA) to acquire a closed block of group payout annuity business. The transaction resulted in an addition to gross premiums earned of £3.7 billion and a corresponding increase in benefits and claims of £4.1 billion for the increase in policyholder liabilities and a decrease in other operating expenditure for negative ceding commissions of £0.4 billion at the inception of the contract. There was no material impact on adjusted IFRS operating profit based on longer-term investment returns or total profit as a result of the transaction.

(v)
In Asia, external revenue from no one individual market exceeds 10 per cent of the Group total except for Hong Kong in 2018, 2017 and 2016. Total external revenue of Hong Kong is £7,719 million (2017: £7,269 million; 2016: £6,313 million).
(vi)
Total external revenue shown in the tables above is all from external customers except for £166 million within the 2018 amount for UK and Europe of £1,519 million. The £166 million represents the insurance recoveries recognised in respect of costs associated with the review of past annuity sales as described further in note C11.
(vii)
Interest income includes £4 million (2017: £3 million; 2016: £3 million) accrued in respect of impaired securities.
(viii)
This measure is the formal profit (loss) before tax measure under IFRS but is not the result attributable to shareholders.
(ix)
Unallocated to a segment includes central operations (Group and Asia Regional Head Offices and Group borrowings), Prudential Capital and Africa operations. In addition, this column includes intra-group eliminations, including the elimination of the intra-group reinsurance contract between the UK with-profits and Asia with-profits businesses.
(x)
Due to the nature of the business of the Group, there is no reliance on any major customers.

B1.5    Other investment return

	2018 £m	2017 £m	2016 £m

Realised and unrealised (losses) gains on securities at fair value through profit or loss	(19,665)	33,121	28,489
Realised and unrealised (losses) on derivatives at fair value through profit or loss	(941)	(1,624)	(7,050)
Realised gains (losses) on available-for-sale securities, previously recognised in other comprehensive income*	11	(26)	270
Realised (losses) gains on loans	(4)	9	91
Dividends	2,362	2,654	2,283
Other investment income	1,782	1,558	781

Other investment return	(16,455)	35,692	24,864

*Including impairment.

Realised gains and losses on the Group's investments for 2018 recognised in the income statement amounted to a net gain of £8.2 billion (2017: a net gain of £5.7 billion; 2016: a net loss of £1.6 billion).

B1.6      Additional analysis of performance by segment components

B1.6(a)    Asia

	2018 £m				2017 £m	2016 £m

	Insurance	Asset management	Eliminations	Total	Total	Total

Earned premiums, net of reinsurance	15,894	–	–	15,894	15,032	13,358
Other income	99	210	–	309	307	253

Total external revenue	15,993	210	–	16,203	15,339	13,611

Intra-group revenue	–	158	(116)	42	40	27
Interest income	1,083	3	–	1,086	932	875
Other investment return	(3,240)	–	–	(3,240)	8,063	2,042

Total revenue, net of reinsurance	13,836	371	(116)	14,091	24,374	16,555

Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(8,736)	–	–	(8,736)	(18,291)	(11,442)
Acquisition costs and other expenditurenote B2	(3,732)	(250)	116	(3,866)	(4,053)	(3,684)
(Loss) gain on disposal of businesses and corporate transactionsnote D1.1	(11)	–	–	(11)	61	–
Remeasurement of the sold Korea life businessnote D1.1	–	–	–	–	5	(238)

Total charges, net of reinsurance and (loss) gain on disposal of businesses	(12,479)	(250)	116	(12,613)	(22,278)	(15,364)

Share of profit from joint ventures and associates, net of related tax	178	61	–	239	181	148

Profit before tax (being tax attributable to shareholders' and policyholders' returns)	1,535	182	–	1,717	2,277	1,339
Tax charge attributable to policyholders' returns	(80)	–	–	(80)	(249)	(155)

Profit before tax attributable to shareholders	1,455	182	–	1,637	2,028	1,184

Analysis of profit (loss) before tax
Adjusted IFRS operating profit based on longer-term investment returns	1,982	182	–	2,164	1,975	1,644
Short-term fluctuations in investment returns on shareholder-backed business	(512)	–	–	(512)	(1)	(225)
Amortisation of acquisition accounting adjustments	(4)	–	–	(4)	(7)	(8)
(Loss) gain on disposal of businesses and corporate transactionsnote D1.1	(11)	–	–	(11)	61	(227)

	1,455	182	–	1,637	2,028	1,184

B1.6(b)    US

	2018 £m				2017 £m	2016 £m

	Insurance	Asset management	Eliminations	Total	Total	Total
		note (i)

Earned premiums, net of reinsurancenote(ii)	17,347	–	–	17,347	14,812	14,318
Other income	5	45	–	50	669	684

Total external revenue	17,352	45	–	17,397	15,481	15,002

Intra-group revenue	–	118	(68)	50	64	53
Interest income	2,016	–	–	2,016	2,085	2,151
Other investment return	(6,784)	(20)	–	(6,804)	16,448	5,461

Total revenue, net of reinsurance	12,584	143	(68)	12,659	34,078	22,667

Benefits and claimsnote(ii)	(8,790)	–	–	(8,790)	(31,205)	(20,214)
Interest on core structural borrowings	(15)	–	–	(15)	(16)	(15)
Acquisition costs and other operating expenditurenote B2,note(ii)	(2,010)	(135)	68	(2,077)	(2,257)	(1,913)
(Loss) gain on disposal of businesses and corporate transactionsnote D1.1	–	(38)	–	(38)	162	–

Total charges, net of reinsurance and gain on disposal of businesses	(10,815)	(173)	68	(10,920)	(33,316)	(22,142)

Profit before tax	1,769	(30)	–	1,739	762	525

Analysis of profit (loss) before tax
Adjusted IFRS operating profit based on longer-term investment returns	1,911	8	–	1,919	2,224	2,048
Short-term fluctuations in investment returns on shareholder-backed business	(100)	–	–	(100)	(1,568)	(1,455)
Amortisation of acquisition accounting adjustments	(42)	–	–	(42)	(56)	(68)
(Loss) gain on disposal of businesses and corporate transactionsnote D1.1	–	(38)	–	(38)	162	–

	1,769	(30)	–	1,739	762	525

Notes

(i)
In 2017, the US total revenue and total charges included NPH broker dealer fees of £542 million (2016: £550 million) within other income and other operating expenditure, respectively. The Group disposed of its US independent broker-dealer network in August 2017.
(ii)
In October 2018, Jackson entered into an agreement with John Hancock Life to reinsure 100 per cent of the group payout annuity business. The transaction resulted in an addition to gross premiums earned of £3.7 billion and a corresponding increase in benefits and claims of £4.1 billion for the increase in policyholder liabilities and a decrease in other operating expenditure for negative ceding commissions of £0.4 billion at the inception of the contract. There was no material impact on adjusted IFRS operating profit based on longer-term investment returns or total profit as a result of the transaction.

B1.6(c)    UK and Europe

	2018 £m				2017 £m	2016 £m

	Insurance	Asset management	Eliminations	Total	Total	Total
		note (i)

Earned premiums, net of reinsurancenote(iii)	(76)	–	–	(76)	12,076	9,285
Other incomenote(ii)	347	1,248	–	1,595	1,234	1,222

Total external revenue	271	1,248	–	1,519	13,310	10,507

Intra-group revenue	–	167	(164)	3	5	4
Interest income	3,038	1	–	3,039	3,413	4,517
Other investment return	(6,459)	(17)	–	(6,476)	11,171	17,578

Total revenue, net of reinsurance	(3,150)	1,399	(164)	(1,915)	27,899	32,606

Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurancenote(iii)	4,977	–	–	4,977	(23,025)	(27,710)
Acquisition costs and other operating expenditurenote(ii),note B2	(1,571)	(953)	164	(2,360)	(3,206)	(2,689)

Total charges, net of reinsurance	3,406	(953)	164	2,617	(26,231)	(30,399)

Share of profit from joint ventures and associates, net of related tax	36	16	–	52	121	34

Profit before tax (being tax attributable to shareholders' and policyholders' returns)	292	462	–	754	1,789	2,241
Tax credit (charge) attributable to policyholders' returns	406	–	–	406	(425)	(782)

Profit before tax	698	462	–	1,160	1,364	1,459

Analysis of profit (loss) before tax
Adjusted IFRS operating profit based on longer-term investment returns	1,157	477	–	1,634	1,378	1,253
Short-term fluctuations in investment returns on shareholder-backed business	49	(15)	–	34	(14)	206
Loss on disposal of businesses and corporate transactionsnote D1.1	(508)	–	–	(508)	–	–

	698	462	–	1,160	1,364	1,459

Notes

(i)
The revenue for UK and Europe asset management of £1,102 million (2017: £1,087 million; 2016: £956 million), comprising the amounts for asset management fee income, investment return and other income and performance-related fees shown in note B1.1(iv), is different to the amount of £1,399 million shown in the table above. This is because the £1,102 million (2017: £1,087 million; 2016: £956 million) is after deducting commissions which would have been included as charges in the table above. The difference in the presentation of commission is aligned with how management reviews the business. For further information see note B1.1.
(ii)
Following the adoption of IFRS 15, the 2017 and 2016 comparative results have been re-presented as described in note A2.
(iii)
Earned premiums net of reinsurance includes outward reinsurance premiums of £(12,149) million paid during the year in respect of the reinsurance of the UK annuity portfolio. The associated increase in reinsurance assets is included in outward reinsurers' share of benefits and claims and the consequential change in policyholder liabilities is included in benefits and claims. See note D1.1 for further details.

B2    Acquisition costs and other expenditure

	2018 £m	2017 £m	2016 £m

Acquisition costs incurred for insurance policies	(3,438)	(3,712)	(3,687)
Acquisition costs deferred less amortisation of acquisition costs	59	911	923
Administration costs and other expenditure*	(5,380)	(6,208)	(5,398)
Movements in amounts attributable to external unit holders of consolidated investment funds	(96)	(984)	(562)

Total acquisition costs and other expenditure	(8,855)	(9,993)	(8,724)

*
Following the adoption of IFRS 15, the 2017 and 2016 comparative results have been re-presented as described in note A2. The 2018 administration costs and other expenditure includes a credit of £0.4 billion for the negative ceding commissions arising from the group payout annuity business reinsurance agreement entered into by Jackson with John Hancock Life during the year.

Total acquisition costs and other expenditure includes:

(a)
Total depreciation and amortisation expense of £(1,136) million (2017: £(288) million; 2016: £(242) million) is included in 'Administration costs and other expenditure' and 'Acquisition costs deferred less amortisation of acquisition costs' and relates primarily to amortisation of deferred acquisition costs of insurance contracts and asset management contracts.
(b)
The charge for non-deferred acquisition costs and the amortisation of those costs that were previously deferred was £(3,379) million (2017: £(2,801) million; 2016: £(2,764) million). These amounts comprise £(3,367) million and £(12) million for insurance and investment contracts respectively (2017: £(2,772) million and £(29) million; 2016: £(2,734) million and £(30) million respectively).
(c)
Movements in amounts attributable to external unit holders are in respect of those OEICs and unit trusts which are required to be consolidated and comprise a credit of £201 million (2017: charge of £(719) million; 2016: £(485) million) for the UK and Europe insurance operations and a charge of £(297) million (2017: £(265) million; 2016: £(77) million) for Asia insurance operations.
(d)
All fee expenses relating to financial liabilities held at amortised cost in 2018, 2017 and 2016 are part of the determination of the effective interest rate and are included in 'Administration costs and other expenditure' above.
(e)
The segmental analysis of interest expense (other than interest expense in core structural borrowings) and depreciation and amortisation included within total acquisition costs and other expenditure was as follows:

	Other interest expense			Depreciation and amortisation
	2018 £m	2017 £m	2016 £m	2018 £m	2017 £m	2016 £m

Asia operations:
Insurance	–	–	–	(228)	(230)	(201)
Asset management	–	–	–	(4)	(3)	(2)
US operations:
Insurance	(159)	(116)	(56)	(830)	20	94
Asset management	–	–	–	(6)	(7)	(3)
UK and Europe operations:
Insurance	(94)	(85)	(102)	(61)	(59)	(121)
Asset management	–	–	–	(5)	(7)	(7)

Total segment	(253)	(201)	(158)	(1,134)	(286)	(240)
Unallocated to a segment (other operations)	(29)	(39)	(27)	(2)	(2)	(2)

Group total	(282)	(240)	(185)	(1,136)	(288)	(242)

B2.1    Staff and employment costs

The average number of staff employed by the Group during the years shown was:

	2018	2017	2016

Asia operations	16,798	15,477	15,439
US operations	4,285	4,564	4,447
UK and Europe operations*	7,123	7,110	6,381

Total	28,206	27,151	26,267

*
The UK and Europe staff numbers include staff from central operations and Africa which are unallocated to a segment.

The costs of employment were:

	2018 £m	2017 £m	2016 £m

Wages and salaries	1,656	1,774	1,483
Social security costs	116	129	110
Defined benefit schemes*	(29)	(3)	213
Defined contribution schemes	95	85	79

Total	1,838	1,985	1,885

*
The (credit) charge incorporates the effect of actuarial gains and losses.

B2.2    Share-based payment

(a)
Description of the plans

The Group operates a number of share award and share option plans that provides Prudential plc shares, or ADRs, to participants upon vesting. The plans in operation include the Prudential Long Term Incentive Plan (PLTIP), Annual Incentive Plan (AIP), savings-related share option schemes, share purchase plans and deferred bonus plans. Some of these plans are participated in by Executive Directors, the details of which are described in the Compensation and Employee section. In addition, the following information is provided.

Share scheme	Description

Prudential Corporation Asia Long-Term Incentive Plan (PCA LTIP)	The PCA LTIP provides eligible employees with conditional awards. Awards are discretionary and on a year-by-year basis determined by Prudential's full year financial results and the employee's contribution to the business. Awards vest after three years subject to the employee being in employment. Vesting of awards may also be subject to performance conditions. All awards are made in Prudential shares, or ADRs, except for countries where share awards are not feasible due to securities and/or tax reasons, where awards will be replaced by the cash value of the shares that would otherwise have vested.

Prudential Agency Long-Term Incentive Plan	Certain agents in Asia are eligible to be granted awards under the Prudential Agency Long-Term Incentive Plan. These awards are structured in a similar way to the PCA LTIP described above.

Restricted Share Plan (RSP)	The Company operates the RSP for certain employees. Awards under this plan are discretionary, and the vesting of awards may be subject to performance conditions. All awards are made in Prudential shares or ADRs.

Deferred bonus plans	The Company operates a number of deferred bonus schemes including the Group Deferred Bonus Plan (GDBP), the Prudential Corporation Asia Deferred Bonus Plan (PCA DBP), the Prudential Capital Deferred Bonus Plan (PruCap DBP) and other arrangements. There are no performance conditions attached to deferred share awards made under these arrangements.

Savings-related share option schemes	Employees and eligible agents in a number of geographies are eligible for plans similar to the HMRC-approved Save As You Earn (SAYE) share option scheme in the UK. Eligible employees participate in the International Savings-Related Share Option Scheme while eligible agents based in certain regions of Asia can participate in the International Savings-Related Share Option Scheme for Non-Employees.

Share purchase plans	Eligible employees outside the UK are invited to participate in arrangements similar to the Company's HMRC-approved UK SIP, which allows the purchase of Prudential plc shares. Staff based in Ireland are eligible to participate in the Share Participation Plan. Staff based in Asia are eligible to participate in the Prudential Corporation Asia All Employee Share Purchase Plan.

(b)
Outstanding options and awards

The following table shows movement in outstanding options and awards under the Group's share-based compensation plans at 31 December:

	Options outstanding under SAYE schemes						Awards outstanding under incentive plans
	2018		2017		2016		2018	2017	2016
	Number of options millions	Weighted average exercise price £	Number of options millions	Weighted average exercise price £	Number of options millions	Weighted average exercise price	Number of awards millions

Beginning of year:	6.4	11.74	7.1	10.74	8.8	9.44	33.6	30.2	28.4
Granted	0.3	13.94	1.4	14.55	1.4	11.04	10.7	12.7	13.9
Exercised	(1.4)	10.85	(1.7)	10.07	(2.0)	7.30	(8.7)	(7.3)	(10.5)
Forfeited	(0.1)	12.25	(0.1)	10.83	(0.1)	9.95	(2.6)	(1.3)	(1.5)
Cancelled	(0.2)	12.43	(0.2)	11.19	(0.8)	6.45	–	(0.1)	(0.1)
Lapsed/Expired	(0.1)	12.60	(0.1)	10.86	(0.2)	9.64	(0.2)	(0.6)	–

End of year	4.9	12.10	6.4	11.74	7.1	10.74	32.8	33.6	30.2

Options immediately exercisable, end of year	0.8	10.37	0.4	11.06	0.6	8.53

The weighted average share price of Prudential plc for the year ended 31 December 2018 was £17.36 compared to £17.51 for the year ended 31 December 2017 and £13.56 for the year ended 31 December 2016.

The following table provides a summary of the range of exercise prices for Prudential plc options outstanding at 31 December:

	Outstanding										Exercisable

	Number outstanding (millions)			Weighted average remaining contractual life (years)*			Weighted average exercise prices £			Number exercisable (millions)			Weighted average exercise prices £

	2018	2017	2016	2018	2017	2016	2018	2017	2016	2018	2017	2016	2018	2017	2016

Between £4 and £5	–	–	0.1	–	–	0.4	–	–	4.66	–	–	0.1	–	–	4.66
Between £6 and £7	–	–	0.2	–	0.4	1.4	–	6.29	6.29	–	–	–	–	6.29	6.29
Between £9 and £10	0.3	0.5	1.1	0.4	1.4	1.4	9.01	9.01	9.01	0.3	–	0.5	9.01	–	9.01
Between £11 and £12	3.0	4.5	5.7	1.6	2.2	2.9	11.19	11.21	11.27	0.5	0.4	–	11.11	11.55	–
Between £13 and £14	0.3	–	–	4.1	–	–	13.94	–	–	–	–	–	–	–	–
Between £14 and £15	1.3	1.4	–	2.6	3.9	–	14.55	14.55	–	–	–	–	–	–	–

	4.9	6.4	7.1	2.1	2.5	2.6	12.10	11.74	10.74	0.8	0.4	0.6	10.37	11.06	8.53

*
The years shown above for weighted average remaining contractual life include the time period from end of vesting period to expiration of contract.
(c)
Fair value of options and awards

The fair value amounts estimated on the date of grant relating to all options and awards were determined by using the following assumptions:

		2018			2017			2016

	Prudential LTIP (TSR)	SAYE options	Other awards	Prudential LTIP / RSP (TSR)	SAYE options	Other awards	Prudential LTIP (TSR)	SAYE options	Other awards

Dividend yield (%)	–	2.52	–	–	2.85	–	–	3.19	–
Expected volatility (%)	24.03	21.09	–	23.17	20.15	–	29.36	25.41	–
Risk-free interest rate (%)	1.19	0.97	–	0.62	0.56	–	0.12	0.15	–
Expected option life (years)	–	3.94	–	–	3.49	–	–	3.70	–
Weighted average exercise price (£)	–	13.94	–	–	14.55	–	–	11.04	–
Weighted average share price at grant date (£)	17.46	16.64	–	16.80	17.74	–	12.82	13.94	–
Weighted average fair value at grant date (£)	6.64	3.29	17.04	8.30	3.29	16.12	4.41	3.05	12.57

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

Risk-free interest rates are taken from government bond spot rates with projections for two-year, three-year and five-year terms to match corresponding vesting periods. Dividend yields are determined as the average yield over a period of 12 months up to and including the date of grant. For awards with a TSR condition, volatilities and correlations between Prudential and a basket of 15 competitor companies is required. For grants in 2018, the average volatility for the basket of competitors was 21.32 per cent. Correlations for the basket are calculated for each pairing from the log of daily TSR returns for the three years prior to the valuation date. Market implied volatilities are used for both Prudential and the basket of competitors. Changes to the subjective input assumptions could materially affect the fair value estimate.

(d)
Share-based payment expense charged to the income statement

Total expense recognised in the year in the consolidated financial statements relating to share-based compensation is as follows:

	2018 £m	2017 £m	2016 £m

Share-based compensation expense	143	158	126
Amount accounted for as equity-settled	143	158	127

The Group has no liabilities outstanding at the year-end relating to awards which are settled in cash.

B2.3    Key management remuneration

Key management constitutes the Directors of Prudential plc as they have authority and responsibility for planning, directing and controlling the activities of the Group.

Total key management remuneration is analysed in the following table:

	2018 £m	2017 £m	2016 £m

Salaries and short-term benefits	16.2	17.9	20.7
Post-employment benefits	1.3	1.3	1.3
Share-based payments	14.5	14.1	18.7

	32.0	33.3	40.7

The share-based payments charge comprises £9.7 million (2017: £8.3 million; 2016: £12.9 million), which is determined in accordance with IFRS 2, 'Share-based Payment' (see note B2.2) and £4.8 million (2017: £5.8 million; 2016: £5.8 million) of deferred share awards.

Total key management remuneration includes total Directors' remuneration of £31.8 million (2017: £40.2 million; 2016: £37.9 million) less LTIP releases of £9.5 million (2017: £15.2 million; 2016: £10.1 million) as shown in the 'Compensation and Employees' section. Further information on Directors' remuneration is given in the 'Compensation and Employees' section.

B2.4    Fees payable to the auditor

	2018 £m	2017 £m	2016 £m

Fees payable to the Company's auditor for the audit of the Company's annual accounts	2.1	2.1	2.0
Fees payable to the Company's auditor and its associates for other services:
Audit of subsidiaries pursuant to legislation	9.2	8.3	7.5
Tax compliance services	–	–	0.1
Audit-related assurance services*	4.7	4.3	3.9
Other assurance services	1.1	1.5	2.1
Services relating to corporate finance transactions	0.2	0.4	–
All other services	1.0	0.7	0.6

Total fees paid to the auditor	18.3	17.3	16.2

*
Of the audit-related assurance service fees of £4.7 million in 2018, £1.4 million relates to services that are required by law.

In addition, there were fees incurred by pension schemes of £0.2 million (2017: £0.1 million; 2016: £0.1 million) for audit services and £nil (2017: £nil; 2016: £0.1 million) for other assurance services.

B3    Effect of changes and other accounting matters on insurance assets and liabilities

The following matters are relevant to the determination of the 2018 results:

(i)
Asia insurance operations

In 2018, the adjusted IFRS operating profit based on longer-term investment returns for Asia insurance operations included a net credit of £94 million (2017: £75 million; 2016: £67 million) representing a small number of items that are not expected to reoccur, including the non-recurring impact of a refinement to the run-off of the allowance for prudence within technical provisions within Singapore.

(ii)
US insurance operations

Changes in the policyholder liabilities held for variable and fixed index annuity guarantees are reported as part of non-operating profit and are as described in note B1.2.

(iii)
UK and Europe insurance operations

Annuity and other shareholder-backed business

Allowance for credit risk

For IFRS reporting, the results for UK shareholder-backed annuity business are particularly sensitive to the allowance made for credit risk. The allowance is reflected in the deduction from the valuation rate of interest for discounting projected future annuity payments to policyholders that would have otherwise applied. The credit risk allowance comprises an amount for long-term best estimate defaults and additional provisions for credit risk premium, the cost of downgrades and short-term defaults.

The IFRS credit risk allowance made for the UK shareholder-backed fixed and linked annuity business equated to 40 basis points at 31 December 2018 (31 December 2017: 42 basis points; 31 December 2016: 43 basis points). The allowance represented 22 per cent of the bond spread over swap rates (31 December 2017: 28 per cent; 31 December 2016: 26 per cent).

The reserves for credit risk allowance at 31 December 2018 for the UK shareholder-backed business were £0.9 billion (31 December 2017: £1.6 billion; 31 December 2016: £1.7 billion). The 2018 credit risk allowance information is after reflecting the impact of the reinsurance of £12.0 billion of the UK shareholder-backed annuity portfolio to Rothesay Life entered into in March 2018. See note D1.1 for further details.

Other assumption changes

For the shareholder-backed business, in addition to the movement in the credit risk allowance discussed above, the net effect of routine changes to assumptions in 2018 was a credit of £437 million (2017: credit of £173 million; 2016: credit of £16 million).This included, among other items, a benefit to adjusted IFRS operating profit based on longer-term investment returns of £441 million (2017: £204 million), relating to changes to annuitant mortality assumptions to reflect current mortality experience, which has shown a slowdown in life expectancy improvements in recent periods, and the adoption of the Continuous Mortality Investigation (CMI) 2016 model (2017: adoption of 2015 model). Further information on changes to mortality assumptions is given in note C4.1(d).

Longevity reinsurance and other management actions

Aside from the aforementioned reinsurance agreement with Rothesay Life, no new longevity reinsurance transactions were undertaken in 2018 (2017: longevity reinsurance transactions covering £0.6 billion of IFRS annuity liabilities contributed £31 million to profit; 2016: longevity reinsurance transactions covering £5.4 billion of IFRS annuity liabilities contributed £197 million to profit). Other management actions generated profits of £58 million (2017: £245 million; 2016: £135 million).

With-profits sub-fund

For the with-profits sub-fund, the aggregate effect of assumption and other non-recurring changes in 2018 was a net gain to unallocated surplus of £394 million (2017: net charge of £(58) million; 2016: net charge of £(78) million) including the effect of mortality assumption changes.

B4    Tax charge

(a)
Total tax charge by nature of expense

The total tax charge in the income statement is as follows:

	2018 £m			2017 £m	2016 £m

Tax charge	Current tax	Deferred tax	Total	Total	Total

Attributable to shareholders:
Asia operations	(199)	(78)	(277)	(253)	(256)
US operations	(87)	(168)	(255)	(508)	66
UK and Europe	(255)	39	(216)	(267)	(275)
Other operations	125	1	126	122	111

Tax charge attributable to shareholders' returns	(416)	(206)	(622)	(906)	(354)

Attributable to policyholders:
Asia operations	(92)	12	(80)	(249)	(155)
UK and Europe	(188)	594	406	(425)	(782)

Tax (charge) credit attributable to policyholders' returns	(280)	606	326	(674)	(937)

Total tax charge	(696)	400	(296)	(1,580)	(1,291)

The principal reason for the decrease in the tax charge attributable to shareholders' returns is the inclusion in 2017 of a £445 million deferred tax charge arising on the remeasurement of the US net deferred tax assets from 35 per cent to 21 per cent following the enactment of the US tax reform package, the Tax Cuts and Jobs Act. The movement from a charge of £674 million to a credit of £326 million in the tax charge attributable to policyholders' returns mainly reflects a decrease in the deferred tax liabilities on unrealised gains on investments in the with-profits funds of the UK and Europe and of Asia compared to 2017.

The reconciliation of the expected to actual tax charge attributable to shareholders is provided in (b) below. The tax credit attributable to policyholders of £326 million above is equal to the loss before tax attributable to policyholders of £326 million. This is the result of accounting for policyholder income after the deduction of expenses and movement on unallocated surpluses and on an after-tax basis.

The total tax charge comprises:

	2018 £m	2017 £m	2016 £m

Current tax expense:
Corporation tax	(677)	(746)	(1,464)
Adjustments in respect of prior years	(19)	50	87

Total current tax charge	(696)	(696)	(1,377)

Deferred tax arising from:
Origination and reversal of temporary differences	385	(531)	64
Impact of changes in local statutory tax rates	8	(353)	6
Credit in respect of a previously unrecognised tax loss, tax credit or temporary difference from a prior period	7	–	16

Total deferred tax credit (charge)	400	(884)	86

Total tax charge	(296)	(1,580)	(1,291)

The current tax charge of £696 million (2017: £696 million; 2016: £1,377 million) includes £65 million (2017: £59 million; 2016: £53 million) in respect of the tax charge for the Hong Kong operation. The Hong Kong current tax charge is calculated as 16.5 per cent for all years on either (i) 5 per cent of the net insurance premium or (ii) the estimated assessable profits, depending on the nature of the business written.

The total deferred tax charge arises as follows:

	2018 £m	2017 £m	2016 £m

Unrealised gains and losses on investments	667	(185)	(437)
Short-term temporary differences	(198)	(526)	573
Balances relating to investment and insurance contracts	(91)	(156)	(90)
Unused tax losses	23	(12)	36
Capital allowances	(1)	(5)	4

Deferred tax credit (charge)	400	(884)	86

The movement in unrealised gains and losses in investments from a charge of £185 million in 2017 to a credit of £667 million in 2018 reflects adverse stock market movements in 2018. The principal reason for the reduction in the tax charge attributable to short-term temporary differences from £526 million in 2017 to £198 million in 2018 is the remeasurement of US deferred tax balances in 2017 from 35 per cent to 21 per cent.

In 2018, a tax charge of £(270) million (2017: charge of £(93) million; 2016: credit of £10 million) has been taken through other comprehensive income.

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

	2018 £m

	Asia operations	US operations	UK and Europe	Other* operations	Total attributable to shareholders	Percentage impact on ETR
		note (i)

Adjusted IFRS operating profit (loss) based on longer-term investment returns	2,164	1,919	1,634	(890)	4,827
Non-operating loss	(527)	(180)	(474)	(11)	(1,192)

Profit (loss) before tax	1,637	1,739	1,160	(901)	3,635

Expected tax rate	22%	21%	19%	19%	21%
Tax at the expected rate	360	365	220	(171)	774	21.3%
Effects of recurring tax reconciliation items:
Income not taxable or taxable at concessionary rates	(34)	(17)	(6)	(2)	(59)	(1.6)%
Deductions not allowable for tax purposes	39	3	15	10	67	1.8%
Items related to taxation of life insurance businessesnote(ii)	(13)	(83)	(2)	–	(98)	(2.7)%
Deferred tax adjustments	(11)	–	2	(30)	(39)	(1.1)%
Effect of results of joint ventures and associatesnote(iii)	(63)	–	(3)	2	(64)	(1.8)%
Irrecoverable withholding taxesnote(iv)	–	–	–	47	47	1.3%
Other	(3)	–	3	3	3	0.1%

Total	(85)	(97)	9	30	(143)	(4.0)%
Effects of non-recurring tax reconciliation items:
Adjustments to tax charge in relation to prior years	–	(17)	(11)	14	(14)	(0.4)%
Movements in provisions for open tax mattersnote(v)	2	4	(2)	1	5	0.2%

Total	2	(13)	(13)	15	(9)	(0.2)%

Total actual tax charge (credit)	277	255	216	(126)	622	17.1%

Analysed into:

Tax on adjusted IFRS operating profit based on longer-term investment returns	308	301	313	(130)	792
Tax on non-operating profit	(31)	(46)	(97)	4	(170)

Actual tax rate:
Adjusted IFRS operating profit based on longer-term investment returns:
Including non-recurring tax reconciling items	14%	16%	19%	15%	16%
Excluding non-recurring tax reconciling items	14%	16%	20%	16%	16%
Total profit	17%	15%	19%	14%	17%

* Other operations include restructuring costs.

Notes

(i)
Impact of US tax reform

  The 2018 tax charge for US operations reflects the full impact of the US tax reform package, the Tax Cuts and Jobs Act, which was enacted in December 2017 and took effect from 1 January 2018. The expected tax rate of 21 per cent reflects the reduced US corporate income tax rate compared to 35 per cent for 2017. The benefit of the dividend received deduction (shown in Items related to the taxation of life insurance businesses) is lower in 2018 than 2017 reflecting the changes to how this deduction is computed. In 2017, the reduction in the US corporate income tax rate gave rise to a £445 million unfavourable reconciling item in US operations relating to the remeasurement of the net deferred tax asset attributable to shareholders and a £134 million benefit recognised in other comprehensive income.

(ii)
Items related to taxation of life insurance businesses

  The £83 million (2017: £238 million; 2016: £159 million) reconciling item in US operations reflects the impact of the dividend received deduction on the taxation of profits from variable annuity business. The principal reason for the reduction in the Asia operations reconciling items from £92 million at 2017 to £13 million at 2018 reflects non-operating investment losses in Hong Kong which do not attract tax relief offsetting the benefit of operating profits due to the taxable profit being computed as 5 per cent of net insurance premiums.

(iii)
Effects of results of joint ventures and associates

  Profit before tax includes Prudential's share of profits after tax from the joint ventures and associates. Therefore, the actual tax charge does not include tax arising from profit or loss of joint ventures and associates and is reflected as a reconciling item in the table above.

(iv)
Irrecoverable withholding taxes

  The £47 million (2017: £54 million; 2016: £36 million) adverse reconciling items reflects local withholding taxes on dividends paid by certain non-UK subsidiaries, principally Indonesia, to the UK. The dividends are exempt from UK tax and consequently the withholding tax cannot be offset against UK tax payments.

(v)
Movements in provisions for open tax matters

  The complexity of the tax laws and regulations that relate to our businesses means that from time to time we may disagree with tax authorities on the technical interpretation of a particular area of tax law. This uncertainty means that in the normal course of business the Group will have matters where, upon ultimate resolution of the uncertainty, the amount of profit subject to tax may be greater than the amounts reflected in the Group's submitted tax returns. The statement of financial position contains the following provisions in relation to open tax matters:

£m

At 31 December 2017	(139)
Movements in the current period included in:
Tax charge attributable to shareholders	(5)
Other movements*	(5)

At 31 December 2018	(149)

  *
  Other movements include interest arising on open tax matters and amounts included in the Group's share of profits from joint ventures and associates, net of related tax.

	2017 £m

	Asia operations	US operations	UK and Europe	Other operations*	Total attributable to shareholders	Percentage impact on ETR

Adjusted IFRS operating profit (loss) based on longer-term investment returns	1,975	2,224	1,378	(878)	4,699
Non-operating profit (loss)	53	(1,462)	(14)	20	(1,403)

Profit (loss) before tax	2,028	762	1,364	(858)	3,296

Expected tax rate	21%	35%	19%	19%	24%
Tax at the expected rate	426	267	259	(163)	789	23.9%
Effects of recurring tax reconciliation items:
Income not taxable or taxable at concessionary rates	(64)	(11)	(2)	(14)	(91)	(2.8)%
Deductions not allowable for tax purposes	26	6	13	10	55	1.7%
Items related to taxation of life insurance businesses	(92)	(238)	(2)	-	(332)	(10.1)%
Deferred tax adjustments	11	17	(1)	(5)	22	0.7%
Effect of results of joint ventures and associates	(52)	-	(3)	-	(55)	(1.7)%
Irrecoverable withholding taxes	-	-	-	54	54	1.6%
Other	(10)	-	6	(1)	(5)	(0.1)%

Total	(181)	(226)	11	44	(352)	(10.7)%
Effects of non-recurring tax reconciliation items:
Adjustments to tax charge in relation to prior years	(3)	(15)	(3)	(3)	(24)	(0.7)%
Movements in provisions for open tax matters	19	25	-	-	44	1.3%
Impact of US tax reform	-	445	-	-	445	13.5%
Adjustments in relation to business disposals	(8)	12	-	-	4	0.1%

Total	8	467	(3)	(3)	469	14.2%

Total actual tax charge (credit)	253	508	267	(122)	906	27.4%

Analysed into:

Tax on adjusted IFRS operating profit based on longer-term investment returns	276	548	268	(121)	971
Tax on non-operating profit	(23)	(40)	(1)	(1)	(65)

Actual tax rate:
Adjusted IFRS operating profit based on longer-term investment returns:
Including non-recurring tax reconciling items	14%	25%	19%	14%	21%
Excluding non-recurring tax reconciling items	13%	24%	20%	13%	20%
Total profit	12%	67%	20%	14%	27%

* Other operations include restructuring costs.

	2016 £m

	Asia operations	US operations	UK and Europe	Other* operations	Total attributable to shareholders	Percentage impact on ETR

Adjusted IFRS operating profit (loss) based on longer-term investment returns	1,644	2,048	1,253	(689)	4,256
Non-operating (loss) profit	(460)	(1,523)	206	(204)	(1,981)

Profit (loss) before tax	1,184	525	1,459	(893)	2,275

Expected tax rate	22%	35%	20%	20%	24%
Tax at the expected rate	260	184	292	(179)	557	24.4%
Effects of recurring tax reconciliation items:
Income not taxable or taxable at concessionary rates	(31)	(18)	(13)	(5)	(67)	(2.9%)
Deductions not allowable for tax purposes	20	8	10	22	60	2.6%
Items related to taxation of life insurance businesses	(20)	(159)	(1)	–	(180)	(7.9%)
Deferred tax adjustments	(11)	–	2	(14)	(23)	(1.0%)
Effect of results of joint ventures and associates	(44)	–	(2)	–	(46)	(2.0%)
Irrecoverable withholding taxes	–	–	–	36	36	1.6%
Other	3	–	–	(7)	(4)	(0.1%)

Total	(83)	(169)	(4)	32	(224)	(9.7%)
Effects of non-recurring tax reconciliation items:
Adjustments to tax charge in relation to prior years	1	(81)	(7)	5	(82)	(3.6%)
Movements in provisions for open tax matters	20	–	–	31	51	2.2%
Impact of changes in local statutory tax rates	–	–	(6)	–	(6)	(0.2%)
Write-down of Korea life business	58	–	–	–	58	2.5%

Total	79	(81)	(13)	36	21	0.9%

Total actual tax charge (credit)	256	(66)	275	(111)	354	15.6%

Analysed into:

Tax on adjusted IFRS operating profit based on longer-term investment returns	271	467	244	(88)	894
Tax on non-operating profit	(15)	(533)	31	(23)	(540)

Actual tax rate:
Adjusted IFRS operating profit based on longer-term investment returns:
Including non-recurring tax reconciling items	16%	23%	19%	13%	21%
Excluding non-recurring tax reconciling items	15%	27%	21%	18%	22%
Total profit	22%	(13)%	19%	12%	16%

* Other operations include restructuring costs.

The 2016 expected and actual tax rates as shown include the impact of the re-measurement loss on the held for sale Korea life business. The 2016 tax rates for Asia operations and Group, excluding the impact of the held for sale Korea life business are as follows:

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

If the shareholder profit is higher than the I-E amount, extra income is attributable to the I-E calculation until the I-E profit equals the shareholder profit. If on the other hand, the I-E profit is the greater, then an amount equal to the shareholder profit is taxed at the corporate rate of tax, with the remainder of the I-E profit being taxed at the policyholder rate of tax.

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

B5    Earnings per share

	2018

		Before tax £m	Tax £m	Non- controlling interests £m	Net of tax and non- controlling interests £m	Basic earnings per share Pence	Diluted earnings per share Pence
	Note	B1.1	B4

Based on adjusted IFRS operating profit based on longer-term investment returns		4,827	(792)	(3)	4,032	156.6p	156.5p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(558)	53	—	(505)	(19.7)p	(19.7)p
Amortisation of acquisition accounting adjustments		(46)	9	—	(37)	(1.4)p	(1.4)p
Loss on disposal of businesses and corporate transactions	D1.1	(588)	108	—	(480)	(18.6)p	(18.6)p

Based on profit for the year		3,635	(622)	(3)	3,010	116.9p	116.8p

	2017

		Before tax £m	Tax £m	Non- controlling interests £m	Net of tax and non- controlling interests £m	Basic earnings per share Pence	Diluted earnings per share Pence
	Note	B1.1	B4

Based on adjusted IFRS operating profit based on longer-term investment returns		4,699	(971)	(1)	3,727	145.2p	145.1p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(1,563)	572	—	(991)	(38.6)p	(38.6)p
Amortisation of acquisition accounting adjustments		(63)	20	—	(43)	(1.7)p	(1.7)p
Cumulative exchange gain on the sold Korea life business recycled from other comprehensive income		61	—	—	61	2.4p	2.4p
Profit attaching to the disposal of businesses	D1.1	162	(82)	—	80	3.1p	3.1p
Impact of US tax reform	B4	—	(445)	—	(445)	(17.3)p	(17.3)p

Based on profit for the year		3,296	(906)	(1)	2,389	93.1p	93.0p

	2016

		Before tax £m	Tax £m	Non- controlling interests £m	Net of tax and non- controlling interests £m	Basic earnings per share Pence	Diluted earnings per share Pence
	Note	B1.1	B4

Based on adjusted operating profit based on longer-term investment returns		4,256	(894)	—	3,362	131.3p	131.2p
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(1,678)	519	—	(1,159)	(45.3)p	(45.2)p
Amortisation of acquisition accounting adjustments		(76)	25	—	(51)	(2.0)p	(2.0)p
(Loss) gain on disposal of businesses and corporate transactions	D1.1	(227)	(4)	—	(231)	(9.0)p	(9.0)p

Based on profit for the year		2,275	(354)	—	1,921	75.0p	75.0p

Earnings per share are calculated based on earnings attributable to ordinary shareholders, after related tax and non-controlling interests.

The weighted average number of shares for calculating earnings per share, which excludes those held in employee share trusts and consolidated unit trusts and OEICs, is set out as below:

	2018	2017	2016

Weighted average number (in millions) of shares for calculation of:
Basic earnings per share	2,575	2,567	2,560
Shares under option at end of year	5	6	7
Number of shares that would have been issued at fair value on assumed option price	(4)	(5)	(5)

Diluted earnings per share	2,576	2,568	2,562

B6    Dividends

	2018		2017		2016

	Pence per share	£m	Pence per share	£m	Pence per share	£m

Dividends relating to reporting year:
First interim ordinary dividend	15.67p	406	14.50p	375	12.93p	333
Second interim ordinary dividend	33.68p	873	32.50p	841	30.57p	789

Total	49.35p	1,279	47.00p	1,216	43.50p	1,122

Dividends paid in reporting year:
Current year first interim ordinary dividend	15.67p	404	14.50p	373	12.93p	332
Second interim ordinary dividend for prior year	32.50p	840	30.57p	786	26.47p	679
Special dividend for prior year	—	—	—	—	10.00p	256

Total	48.17p	1,244	45.07p	1,159	49.40p	1,267

Dividend per share

For the year ended 31 December 2017 the second interim ordinary dividend of 32.50 pence per ordinary share was paid to eligible shareholders on 18 May 2018. The 2018 first interim ordinary dividend of 15.67 pence per ordinary share was paid to eligible shareholders on 27 September 2018.

The second interim ordinary dividend for the year ended 31 December 2018 of 33.68 pence per ordinary share will be paid on 17 May 2019 in sterling to shareholders on the UK register and the Irish branch register on 29 March 2019 (Record Date), and in Hong Kong dollars to shareholders on the Hong Kong branch register at 4.30pm Hong Kong time on the Record Date (HK Shareholders). Holders of US American Depositary Receipts (US Shareholders) will be paid their dividends in US dollars on or about 24 May 2019. The second interim ordinary dividend will be paid on or about 24 May 2019 in Singapore dollars to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte) Limited (CDP) at 5.00pm Singapore time on the Record Date (SG Shareholders). The dividend payable to the HK Shareholders will be translated using the exchange rate quoted by the WM Company at the close of business on 12 March 2019. The exchange rate at which the dividend payable to the SG Shareholders will be translated into Singapore dollars, will be determined by CDP.

Shareholders on the UK register and Irish branch register are eligible to participate in a Dividend Reinvestment Plan.

C    Balance sheet notes

C1    Analysis of Group statement of financial position by segment

	31 Dec 2018 £m
		Asia	US	UK and Europe	Unallocated to a segment (central operations)	Elimination of intra- group debtors and creditors	Group total
By operating segment	Note	C2.1	C2.2	C2.3	note (iv)

Assets
Goodwill	C5.1	498	–	1,359	–	–	1,857
Deferred acquisition costs and other intangible assets	C5.2	2,937	8,747	195	44	–	11,923
Property, plant and equipment		129	246	1,031	3	–	1,409
Reinsurers' share of insurance contract liabilities		2,777	6,662	2,812	2	(1,109)	11,144
Deferred tax assets	C8.1	119	2,295	126	55	–	2,595
Current tax recoverable	C8.2	26	311	244	118	(81)	618
Accrued investment incomenote(i)		664	498	1,511	76	–	2,749
Other debtorsnote(i)		2,978	238	4,189	1,968	(5,285)	4,088
Investment properties		5	6	17,914	–	–	17,925
Investment in joint ventures and associates accounted for using the equity method	D6	991	–	742	–	–	1,733
Loans	C3.3	1,377	11,066	5,567	–	–	18,010
Equity securities and portfolio holdings in unit trusts		32,150	128,657	53,810	116	–	214,733
Debt securities	C3.2	45,839	41,594	85,956	1,967	–	175,356
Derivative assets		296	574	2,513	111	–	3,494
Other investments		–	927	5,585	–	–	6,512
Deposits		1,224	92	10,320	160	–	11,796
Assets held for sale*		–	–	10,578	–	–	10,578
Cash and cash equivalentsnote(ii)		2,189	3,005	4,749	2,182	–	12,125

Total assets		94,199	204,918	209,201	6,802	(6,475)	508,645

Total equity		6,428	5,624	8,700	(3,485)	–	17,267

Liabilities
Insurance contract liabilities	C4.1	72,349	182,432	68,957	37	(1,109)	322,666
Investment contract liabilities with discretionary participation features	C4.1	375	–	67,038	–	–	67,413
Investment contract liabilities without discretionary participation features	C4.1	492	3,168	15,560	2	–	19,222
Unallocated surplus of with-profits funds	C4.1	2,511	–	13,334	–	–	15,845
Core structural borrowings of shareholder-financed businesses	C6.1	–	196	–	7,468	–	7,664
Operational borrowings attributable to shareholder-financed businesses	C6.2	61	328	106	503	–	998
Borrowings attributable to with-profits businesses	C6.2	19	–	3,921	–	–	3,940
Obligations under funding, securities lending and sale and repurchase agreements		–	5,765	1,224	–	–	6,989
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		2,617	–	9,013	21	–	11,651
Deferred tax liabilities	C8.1	1,257	1,688	1,061	16	–	4,022
Current tax liabilities	C8.2	133	115	326	75	(81)	568
Accruals, deferred income and other liabilitiesnote(iii)		7,641	5,324	6,442	1,126	(5,285)	15,248
Provisions	C11	251	23	743	61	–	1,078
Derivative liabilities	C3.4	65	255	2,208	978	–	3,506
Liabilities held for sale*		–	–	10,568	–	–	10,568

Total liabilities		87,771	199,294	200,501	10,287	(6,475)	491,378

Total equity and liabilities		94,199	204,918	209,201	6,802	(6,475)	508,645

*
Assets held for sale of £10,578 million includes £10,568 million in respect of the reinsured UK annuity business. The corresponding policyholder and other liabilities of £10,568 million is reflected in liabilities held for sale (see note D1.1).

	31 Dec 2017 £m
		Asia	US	UK and Europe	Unallocated to a segment (central operations)	Elimination of intra- group debtors and creditors	Group total
By operating segment	Note	C2.1	C2.2	C2.3	note (iv)

Assets
Goodwill	C5.1	305	–	1,177	–	–	1,482
Deferred acquisition costs and other intangible assets	C5.2	2,540	8,219	210	42	–	11,011
Property, plant and equipment		125	214	447	3	–	789
Reinsurers' share of insurance contract liabilities		1,960	6,424	2,521	3	(1,235)	9,673
Deferred tax assets	C8.1	112	2,300	157	58	–	2,627
Current tax recoverable	C8.2	58	298	244	93	(80)	613
Accrued investment incomenote(i)		595	492	1,558	31	–	2,676
Other debtorsnote(i)		2,675	248	3,118	2,121	(5,199)	2,963
Investment properties		5	5	16,487	–	–	16,497
Investment in joint ventures and associates accounted for using the equity method	D6	912	–	504	–	–	1,416
Loans	C3.3	1,317	9,630	5,986	109	–	17,042
Equity securities and portfolio holdings in unit trusts		29,976	130,630	62,670	115	–	223,391
Debt securities	C3.2	40,982	35,378	92,707	2,307	–	171,374
Derivative assets		113	1,611	2,954	123	–	4,801
Other investments		–	848	4,774	–	–	5,622
Deposits		1,291	43	9,540	362	–	11,236
Assets held for sale	D1	–	–	38	–	–	38
Cash and cash equivalentsnote(ii)		1,934	1,658	5,808	1,290	–	10,690

Total assets		84,900	197,998	210,900	6,657	(6,514)	493,941

Total equity		5,926	5,248	8,245	(3,325)	–	16,094

Liabilities
Insurance contract liabilities	C4.1	63,468	177,728	88,180	31	(1,235)	328,172
Investment contract liabilities with discretionary participation features	C4.1	337	–	62,340	–	–	62,677
Investment contract liabilities without discretionary participation features	C4.1	328	2,996	17,069	1	–	20,394
Unallocated surplus of with-profits funds	C4.1	3,474	–	13,477	–	–	16,951
Core structural borrowings of shareholder-financed businesses	C6.1	–	184	–	6,096	–	6,280
Operational borrowings attributable to shareholder-financed businesses	C6.2	50	508	148	1,085	–	1,791
Borrowings attributable to with-profits businesses	C6.2	10	–	3,706	–	–	3,716
Obligations under funding, securities lending and sale and repurchase agreements		–	4,304	1,358	–	–	5,662
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		3,631	–	5,243	15	–	8,889
Deferred tax liabilities	C8.1	1,152	1,845	1,703	15	–	4,715
Current tax liabilities	C8.2	122	47	377	71	(80)	537
Accruals, deferred income and other liabilitiesnote(iii)		6,069	5,109	6,609	1,597	(5,199)	14,185
Provisions	C11	254	24	784	61	–	1,123
Derivative liabilities	C3.4	79	5	1,661	1,010	–	2,755

Total liabilities		78,974	192,750	202,655	9,982	(6,514)	477,847

Total equity and liabilities		84,900	197,998	210,900	6,657	(6,514)	493,941

Notes

(i)
Accrued investment income and other debtors

	31 Dec 2018 £m	31 Dec 2017 £m

Interest receivable	1,744	1,789
Other	1,005	887

Total accrued investment income	2,749	2,676

Other debtors comprises:
Amounts due from
Policyholders	452	408
Intermediaries	3	4
Reinsurers	218	134
Other	3,415	2,417

Total other debtors	4,088	2,963

Total accrued investment income and other debtors	6,837	5,639

Analysed as:
Expected to be settled within one year	6,151	4,957
Expected to be settled after one year	686	682

Total accrued investment income and other debtors	6,837	5,639

(ii)
Cash and cash equivalents

	31 Dec 2018 £m	31 Dec 2017 £m

Cash	5,759	6,623
Cash equivalents	6,366	4,067

Total cash and cash equivalents	12,125	10,690

Analysed as:
Held centrally and available for general use by the Group	349	328
Other funds not available for general use by the Group, including funds held for the benefit of policyholders	11,776	10,362

Total cash and cash equivalents	12,125	10,690

The Group's cash and cash equivalents are held in the following currencies: pounds sterling 32 per cent, US dollars 38 per cent, Euro 15 per cent and other currencies 15 per cent (2017: pounds sterling 31 per cent, US dollars 28 per cent, Euro 24 per cent and other currencies 17 per cent).

(iii)
Accruals, deferred income and other liabilities

	31 Dec 2018 £m	31 Dec 2017 £m

Accruals and deferred income	1,700	1,233
Other creditors	7,074	7,289
Creditors arising from direct insurance and reinsurance operations	2,363	2,296
Interest payable	117	100
Funds withheld under reinsurance of the REALIC business	2,941	2,664
Other items	1,053	603

Total accruals, deferred income and other liabilities	15,248	14,185

(iv)
Unallocated to a segment includes central operations, Prudential Capital and Africa operations as per note B1.3.

C2    Analysis of segment statement of financial position by business type

C2.1    Asia

		31 Dec 2018 £m							31 Dec 2017 £m

		Insurance

	Note	With-profits business*	Unit-linked assets and liabilities	Other business	Total	Asset management	Eliminations	Total	Total

Assets
Goodwill		–	–	251	251	247	–	498	305
Deferred acquisition costs and other intangible assets		56	–	2,870	2,926	11	–	2,937	2,540
Property, plant and equipment		90	–	34	124	5	–	129	125
Reinsurers' share of insurance contract liabilities		63	–	2,714	2,777	–	–	2,777	1,960
Deferred tax assets		–	1	108	109	10	–	119	112
Current tax recoverable		–	2	23	25	1	–	26	58
Accrued investment income		254	51	327	632	32	–	664	595
Other debtors		1,676	730	535	2,941	77	(40)	2,978	2,675
Investment properties		–	–	5	5	–	–	5	5
Investment in joint ventures and associates accounted for using the equity method		–	–	827	827	164	–	991	912
Loans	C3.3	792	–	585	1,377	–	–	1,377	1,317
Equity securities and portfolio holdings in unit trusts		17,165	12,804	2,146	32,115	35	–	32,150	29,976
Debt securities	C3.2	27,204	3,981	14,583	45,768	71	–	45,839	40,982
Derivative assets		201	4	91	296	–	–	296	113
Deposits		250	455	458	1,163	61	–	1,224	1,291
Cash and cash equivalents		870	326	874	2,070	119	–	2,189	1,934

Total assets		48,621	18,354	26,431	93,406	833	(40)	94,199	84,900

Total equity		–	–	5,868	5,868	560	–	6,428	5,926

Liabilities
Insurance contract liabilities		40,389	15,876	16,084	72,349	–	–	72,349	63,468
Investment contract liabilities with discretionary participation features	C4.1(b)	375	–	–	375	–	–	375	337
Investment contract liabilities without discretionary participation features	C4.1(b)	–	492	–	492	–	–	492	328
Unallocated surplus of with-profits funds		2,511	–	–	2,511	–	–	2,511	3,474
Operational borrowings attributable to shareholder-financed businesses		–	50	11	61	–	–	61	50
Borrowings attributable to with-profits businesses		19	–	–	19	–	–	19	10
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		1,242	1,024	351	2,617	–	–	2,617	3,631
Deferred tax liabilities		812	21	422	1,255	2	–	1,257	1,152
Current tax liabilities		27	–	93	120	13	–	133	122
Accruals, deferred income and other liabilities		3,138	889	3,475	7,502	179	(40)	7,641	6,069
Provisions		57	–	115	172	79	–	251	254
Derivative liabilities		51	2	12	65	–	–	65	79

Total liabilities		48,621	18,354	20,563	87,538	273	(40)	87,771	78,974

Total equity and liabilities		48,621	18,354	26,431	93,406	833	(40)	94,199	84,900

*
The statement of financial position for with-profits business comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore operations. Assets and liabilities of other participating business are included in the column for 'Other business'.

C2.2    US

		31 Dec 2018 £m						31 Dec 2017 £m

		Insurance

	Note	Variable annuity separate account assets and liabilities	Fixed annuity, GICs and other business	Total	Asset management	Eliminations	Total	Total

Assets
Goodwill		–	–	–	–	–	–	–
Deferred acquisition costs and other intangible assets		–	8,747	8,747	–	–	8,747	8,219
Property, plant and equipment		–	243	243	3	–	246	214
Reinsurers' share of insurance contract liabilities		–	6,662	6,662	–	–	6,662	6,424
Deferred tax assets		–	2,271	2,271	24	–	2,295	2,300
Current tax recoverable		–	309	309	2	–	311	298
Accrued investment income		–	493	493	5	–	498	492
Other debtors		–	230	230	76	(68)	238	248
Investment properties		–	6	6	–	–	6	5
Loans	C3.3	–	11,066	11,066	–	–	11,066	9,630
Equity securities and portfolio holdings in unit trusts		128,220	433	128,653	4	–	128,657	130,630
Debt securities	C3.2	–	41,594	41,594	–	–	41,594	35,378
Derivative assets		–	574	574	–	–	574	1,611
Other investments		–	926	926	1	–	927	848
Deposits		–	–	–	92	–	92	43
Cash and cash equivalents		–	2,976	2,976	29	–	3,005	1,658

Total assets		128,220	76,530	204,750	236	(68)	204,918	197,998

Total equity		–	5,584	5,584	40	–	5,624	5,248

Liabilities
Insurance contract liabilities		128,220	54,212	182,432	–	–	182,432	177,728
Investment contract liabilities without discretionary participation features	C4.1(c)	–	3,168	3,168	–	–	3,168	2,996
Core structural borrowings of shareholder-financed businesses		–	196	196	–	–	196	184
Operational borrowings attributable to shareholder-financed businesses		–	328	328	–	–	328	508
Obligations under funding, securities lending and sale and repurchase agreements		–	5,765	5,765	–	–	5,765	4,304
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		–	–	–	–	–	–	–
Deferred tax liabilities		–	1,688	1,688	–	–	1,688	1,845
Current tax liabilities		–	114	114	1	–	115	47
Accruals, deferred income and other liabilities		–	5,197	5,197	195	(68)	5,324	5,109
Provisions		–	23	23	–	–	23	24
Derivative liabilities		–	255	255	–	–	255	5

Total liabilities		128,220	70,946	199,166	196	(68)	199,294	192,750

Total equity and liabilities		128,220	76,530	204,750	236	(68)	204,918	197,998

C2.3    UK and Europe

		31 Dec 2018 £m							31 Dec 2017 £m

		Insurance

			Other funds and subsidiaries

	Note	With-profits business*	Unit-linked assets and liabilities	Annuity and other long-term business	Total	Asset management	Eliminations	Total	Total

Assets
Goodwill		206	–	–	206	1,153	–	1,359	1,177
Deferred acquisition costs and other intangible assets		83	–	94	177	18	–	195	210
Property, plant and equipment		895	–	39	934	97	–	1,031	447
Reinsurers' share of insurance contract liabilities		1,131	115	1,566	2,812	–	–	2,812	2,521
Deferred tax assets		61	–	45	106	20	–	126	157
Current tax recoverable		58	6	174	238	6	–	244	244
Accrued investment income		1,010	116	378	1,504	7	–	1,511	1,558
Other debtors		2,102	575	641	3,318	1,011	(140)	4,189	3,118
Investment properties		15,635	618	1,661	17,914	–	–	17,914	16,487
Investment in joint ventures and associates accounted for using the equity method		705	–	–	705	37	–	742	504
Loans	C3.3	3,853	–	1,714	5,567	–	–	5,567	5,986
Equity securities and portfolio holdings in unit trusts		41,090	12,477	20	53,587	223	–	53,810	62,670
Debt securities	C3.2	53,798	10,512	21,646	85,956	–	–	85,956	92,707
Derivative assets		1,957	1	555	2,513	–	–	2,513	2,954
Other investments		5,573	10	1	5,584	1	–	5,585	4,774
Deposits		8,530	1,101	689	10,320	–	–	10,320	9,540
Assets held for sale		10	–	10,568	10,578	–	–	10,578	38
Cash and cash equivalents		3,520	190	688	4,398	351	–	4,749	5,808

Total assets		140,217	25,721	40,479	206,417	2,924	(140)	209,201	210,900

Total equity		–	–	6,540	6,540	2,160	–	8,700	8,245

Liabilities
Insurance contract liabilities	C4.1(d)	43,775	5,219	19,963	68,957	–	–	68,957	88,180
Investment contract liabilities with discretionary participation features	C4.1(d)	67,018	–	20	67,038	–	–	67,038	62,340
Investment contract liabilities without discretionary participation features	C4.1(d)	2	15,498	60	15,560	–	–	15,560	17,069
Unallocated surplus of with-profits funds		13,334	–	–	13,334	–	–	13,334	13,477
Operational borrowings attributable to shareholder-financed businesses		–	4	102	106	–	–	106	148
Borrowings attributable to with-profits businesses		3,921	–	–	3,921	–	–	3,921	3,706
Obligations under funding, securities lending and sale and repurchase agreements		999	–	225	1,224	–	–	1,224	1,358
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		4,349	4,643	21	9,013	–	–	9,013	5,243
Deferred tax liabilities		892	–	147	1,039	22	–	1,061	1,703
Current tax liabilities		29	–	269	298	28	–	326	377
Accruals deferred income and other liabilities		4,601	354	1,141	6,096	486	(140)	6,442	6,609
Provisions		32	–	484	516	227	–	743	784
Derivative liabilities		1,265	3	939	2,207	1	–	2,208	1,661
Liabilities held for sale		–	–	10,568	10,568	–	–	10,568	–

Total liabilities		140,217	25,721	33,939	199,877	764	(140)	200,501	202,655

Total equity and liabilities		140,217	25,721	40,479	206,417	2,924	(140)	209,201	210,900

*
Includes the Scottish Amicable Insurance Fund which, at 31 December 2018, had total assets and liabilities of £4,844 million (2017: £5,768 million). The PAC with-profits sub-fund (WPSF) mainly contains with-profits business but it also contains some non-profit business (unit-linked, term assurances and annuities). The UK with-profits fund includes £9.5 billion (2017: £10.6 billion) of non-profits annuities liabilities.

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

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm's-length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third parties or valued internally using standard market practices.

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

(b)
Fair value measurement hierarchy of Group assets and liabilities

Assets and liabilities carried at fair value on the statement of financial position

The table below shows the assets and liabilities carried at fair value analysed by level of the IFRS 13, 'Fair Value Measurement' defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

Financial instruments at fair value

	31 Dec 2018 £m
	Level 1	Level 2	Level 3
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total

Analysis of financial investments, net of derivative liabilities by business type
With-profits
Loans	–	–	1,703	1,703
Equity securities and portfolio holdings in unit trusts	52,320	5,447	488	58,255
Debt securities	31,210	48,981	811	81,002
Other investments (including derivative assets)	143	3,263	4,325	7,731
Derivative liabilities	(85)	(1,231)	–	(1,316)

Total financial investments, net of derivative liabilities	83,588	56,460	7,327	147,375
Percentage of total	57%	38%	5%	100%

Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	152,987	505	9	153,501
Debt securities	4,766	9,727	–	14,493
Other investments (including derivative assets)	6	3	6	15
Derivative liabilities	(2)	(3)	–	(5)

Total financial investments, net of derivative liabilities	157,757	10,232	15	168,004
Percentage of total	94%	6%	0%	100%

Non-linked shareholder-backed
Loans	–	–	3,050	3,050
Equity securities and portfolio holdings in unit trusts	2,957	2	18	2,977
Debt securities	17,687	61,803	371	79,861
Other investments (including derivative assets)	61	1,258	941	2,260
Derivative liabilities	(2)	(1,760)	(423)	(2,185)

Total financial investments, net of derivative liabilities	20,703	61,303	3,957	85,963
Percentage of total	24%	71%	5%	100%

Group total analysis, including other financial liabilities held at fair value
Loans	–	–	4,753	4,753
Equity securities and portfolio holdings in unit trusts	208,264	5,954	515	214,733
Debt securities	53,663	120,511	1,182	175,356
Other investments (including derivative assets)	210	4,524	5,272	10,006
Derivative liabilities	(89)	(2,994)	(423)	(3,506)

Total financial investments, net of derivative liabilities	262,048	127,995	11,299	401,342
Investment contract liabilities without discretionary participation features held at fair value	–	(16,054)	–	(16,054)
Borrowings attributable to with-profits businesses	–	–	(1,606)	(1,606)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(6,852)	(3,811)	(988)	(11,651)
Other financial liabilities held at fair value	–	(2)	(3,404)	(3,406)

Total financial instruments at fair value	255,196	108,128	5,301	368,625
Percentage of total	70%	29%	1%	100%

	31 Dec 2017 £m
	Level 1	Level 2	Level 3
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total

Analysis of financial investments, net of derivative liabilities by business type
With-profits
Loans	–	–	2,023	2,023
Equity securities and portfolio holdings in unit trusts	57,347	4,470	351	62,168
Debt securities	29,143	45,602	348	75,093
Other investments (including derivative assets)	68	3,638	3,540	7,246
Derivative liabilities	(68)	(615)	–	(683)

Total financial investments, net of derivative liabilities	86,490	53,095	6,262	145,847
Percentage of total	60%	36%	4%	100%

Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	158,631	457	10	159,098
Debt securities	4,993	5,226	–	10,219
Other investments (including derivative assets)	12	4	8	24
Derivative liabilities	–	(1)	–	(1)

Total financial investments, net of derivative liabilities	163,636	5,686	18	169,340
Percentage of total	97%	3%	0%	100%

Non-linked shareholder-backed
Loans	–	–	2,814	2,814
Equity securities and portfolio holdings in unit trusts	2,105	10	10	2,125
Debt securities	21,443	64,313	306	86,062
Other investments (including derivative assets)	7	2,270	876	3,153
Derivative liabilities	–	(1,559)	(512)	(2,071)

Total financial investments, net of derivative liabilities	23,555	65,034	3,494	92,083
Percentage of total	25%	71%	4%	100%

Group total analysis, including other financial liabilities held at fair value
Loans	–	–	4,837	4,837
Equity securities and portfolio holdings in unit trusts	218,083	4,937	371	223,391
Debt securities	55,579	115,141	654	171,374
Other investments (including derivative assets)	87	5,912	4,424	10,423
Derivative liabilities	(68)	(2,175)	(512)	(2,755)

Total financial investments, net of derivative liabilities	273,681	123,815	9,774	407,270
Investment contract liabilities without discretionary participation features held at fair value	–	(17,397)	–	(17,397)
Borrowings attributable to with-profits businesses	–	–	(1,887)	(1,887)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(4,836)	(3,640)	(413)	(8,889)
Other financial liabilities held at fair value	–	–	(3,031)	(3,031)

Total financial instruments at fair value	268,845	102,778	4,443	376,066
Percentage of total	72%	27%	1%	100%

All assets and liabilities held at fair value are classified as fair value through profit or loss, except for £40,849 million (31 December 2017: £35,293 million) of debt securities classified as available-for-sale.

Investment properties at fair value

	31 Dec £m
	Level 1	Level 2	Level 3
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total

2018	–	–	17,925	17,925
2017	–	–	16,497	16,497

Assets and liabilities at amortised cost and their fair value

The table below shows the assets and liabilities carried at amortised cost on the statement of financial position and their fair value. The assets and liabilities that are carried at amortised cost but where the carrying value approximates the fair value, are excluded from the analysis below.

	31 Dec 2018 £m
	Level 1	Level 2	Level 3	Total fair value	Total carrying value
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs

Assets
Loansnote(i)	–	2,898	10,768	13,666	13,257
Liabilities
Investment contract liabilities without discretionary participation features	–	–	(3,157)	(3,157)	(3,168)
Core structural borrowings of shareholder-financed businessesnote(ii)	–	(7,847)	–	(7,847)	(7,664)
Operational borrowings attributable to shareholder-financed businesses	–	(994)	(4)	(998)	(998)
Borrowings attributable to the with-profits funds	–	(2,035)	(68)	(2,103)	(2,334)
Obligations under funding, securities lending and sale and repurchase agreements	–	(1,258)	(5,750)	(7,008)	(6,989)

	31 Dec 2017 £m
	Level 1	Level 2	Level 3	Total fair value	Total carrying value
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs

Assets
Loansnote(i)	–	2,756	10,183	12,939	12,205
Liabilities
Investment contract liabilities without discretionary participation features	–	–	(3,032)	(3,032)	(2,997)
Core structural borrowings of shareholder-financed businessesnote(ii)	–	(7,023)	–	(7,023)	(6,280)
Operational borrowings attributable to shareholder-financed businesses	–	(1,788)	(3)	(1,791)	(1,791)
Borrowings attributable to the with-profits funds	–	(1,761)	(71)	(1,832)	(1,829)
Obligations under funding, securities lending and sale and repurchase agreements	–	(1,410)	(4,318)	(5,728)	(5,662)

Notes

(i)
The carrying value of loans and receivables are reported net of allowance for loan losses of £46 million (31 December 2017: £28 million).
(ii)
As at 31 December 2018, £376 million (31 December 2017: £312 million) of convertible bonds were included in debt securities and £981 million (31 December 2017: £1,311 million) were included in borrowings.

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

(c)
Valuation approach for level 2 fair valued assets and liabilities

A significant proportion of the Group's level 2 assets are corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using a designated independent pricing service or quote from third-party brokers. These valuations are subject to a number of monitoring controls, such as comparison to multiple pricing sources where available, monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades.

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

Of the total level 2 debt securities of £120,511 million at 31 December 2018 (31 December 2017: £115,141 million), £15,425 million are valued internally (31 December 2017: £13,910 million). The majority of such securities are valued using matrix pricing, which is based on assessing the credit quality of the underlying borrower to derive a suitable discount rate relative to government securities of a comparable duration. Under matrix pricing, the debt securities are priced taking the credit spreads on comparable quoted public debt securities and applying these to the equivalent debt instruments factoring in a specified liquidity premium. The majority of the parameters used in this valuation technique are readily observable in the market and, therefore, are not subject to interpretation.

(d)
Fair value measurements for level 3 fair valued assets and liabilities

Reconciliation of movements in level 3 assets and liabilities measured at fair value

The following table reconciles the value of level 3 fair valued assets and liabilities at 1 January 2018 to that presented at 31 December 2018.

Financial instruments at fair value

	£m
2018	At 1 Jan	Total net gains (losses) in income statement*	Total gains (losses) recorded as other compre- hensive income	Purchases	Sales	Settled	Issued	Transfers into level 3	Transfers out of level 3	At 31 Dec

Loans	4,837	(78)	162	62	(178)	(331)	279	–	–	4,753
Equity securities and portfolio holdings in unit trusts	371	38	8	125	(35)	–	–	8	–	515
Debt securities	654	(7)	–	666	(131)	–	–	–	–	1,182
Other investments (including derivative assets)	4,424	405	54	1,202	(813)	–	–	–	–	5,272
Derivative liabilities	(512)	27	(1)	–	–	–	–	–	63	(423)

Total financial investments, net of derivative liabilities	9,774	385	223	2,055	(1,157)	(331)	279	8	63	11,299
Borrowings attributable to with-profits businesses	(1,887)	(23)	–	–	–	304	–	–	–	(1,606)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(413)	67	31	–	–	57	(697)	–	(33)	(988)
Other financial liabilities	(3,031)	5	(170)	–	–	273	(481)	–	–	(3,404)

Total financial instruments at fair value	4,443	434	84	2,055	(1,157)	303	(899)	8	30	5,301

2017

Loans	2,699	17	(235)	2,129	–	(311)	236	302	–	4,837
Equity securities and portfolio holdings in unit trusts	722	11	(5)	186	(468)	(6)	–	1	(70)	371
Debt securities	942	51	(11)	216	(522)	–	–	–	(22)	654
Other investments (including derivative assets)	4,480	73	(133)	727	(725)	–	–	2	–	4,424
Derivative liabilities	(516)	4	–	–	–	–	–	–	–	(512)

Total financial investments, net of derivative liabilities	8,327	156	(384)	3,258	(1,715)	(317)	236	305	(92)	9,774
Borrowings attributable to with-profits businesses	–	(13)	–	–	–	115	(1,989)	–	–	(1,887)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(883)	(559)	–	(13)	–	1,276	(234)	–	–	(413)
Other financial liabilities	(2,851)	14	250	–	–	252	(311)	(385)	–	(3,031)

Total financial instruments at fair value	4,593	(402)	(134)	3,245	(1,715)	1,326	(2,298)	(80)	(92)	4,443

*
Of the total net gains and (losses) in the income statement of £434 million (2017: £(402) million), £398 million (2017: £(139) million) relates to net unrealised gains and losses of financial instruments still held at the end of the year, which can be analysed as follows:

	2018 £m	2017 £m

Loans	(71)	20
Equity securities	38	(12)
Debt securities	(16)	(5)
Other investments	370	(22)
Derivative liabilities	27	4
Borrowings attributable to with-profit operations	(23)	(13)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	67	(123)
Other financial liabilities	6	12

Total	398	(139)

Other assets at fair value – investment properties

	£m
	At 1 Jan	Total gains in income statement*	Total (losses) in other compre- hensive income	Purchases	Sales	Transfers into level 3	Transfers out of level 3	At 31 Dec

2018	16,497	97	–	1,509	(178)	–	–	17,925
2017	14,646	415	(21)	2,048	(591)	–	–	16,497

*
Of the total net gains in the income statement of £97 million (2017: £415 million), £149 million (2017: £394 million) relates to net unrealised gains of investment properties still held at the end of the year.

Valuation approach for level 3 fair valued assets and liabilities

Financial instruments at fair value

Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades, and financial investments for which markets are no longer active as a result of market conditions, eg market illiquidity. The valuation techniques used include comparison to recent arm's-length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and, if applicable, enterprise valuation. These techniques may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these instruments. When determining the inputs into the valuation techniques used priority is given to publicly available prices from independent sources when available, but overall the source of pricing is chosen with the objective of arriving at a fair value measurement that reflects the price at which an orderly transaction would take place between market participants on the measurement date.

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

At 31 December 2018, the Group held £5,301 million (31 December 2017: £4,443 million) of net financial instruments at fair value within level 3. This represents 1 per cent (31 December 2017: 1 per cent) of the total fair valued financial assets net of fair valued financial liabilities. The principal financial assets, net of corresponding liabilities, classified as fair value within level 3 as of 31 December 2018 are described below:

(i)
£1,702 million of loans (31 December 2017: £1,983 million) and a corresponding £1,606 million (31 December 2017: £1,887 million) of borrowings are held by a subsidiary of the Group's UK with-profits fund, attaching to a portfolio of buy-to-let mortgages and other loans financed largely by external third-party (non-recourse) borrowings. See note C3.3(c) for further details. The Group's exposure is limited to the investment held by the UK with-profits fund, rather than to the individual loans and borrowings themselves. The fair value movements of these loans and borrowings have no effect on shareholders' profit and equity. The most significant non observable inputs to the mortgage fair value are the level of future defaults and prepayments by the mortgage holders.

(ii)
Loans of £2,783 million at 31 December 2018 (31 December 2017: £2,512 million), measured as the loan outstanding balance, plus accrued investment income, attached to acquired REALIC business and held to back the liabilities for funds withheld under reinsurance arrangements. The funds withheld liability of £2,941 million at 31 December 2018 (31 December 2017: £2,664 million) is also classified within level 3, accounted for on a fair value basis being equivalent to the carrying value of the underlying assets.

(iii)
Excluding the above, the level 3 fair valued financial assets net of financial liabilities are £5,363 million (31 December 2017: £4,499 million). Of this amount, a net liability of £(298) million (31 December 2017: net liability of £(117) million) is internally valued, representing less than 0.1 per cent of the total fair valued financial assets net of financial liabilities (31 December 2017: less than 0.1 per cent). Internal valuations are inherently more subjective than external valuations. Included within these internally valued net asset/liability are:

    (a)
    Debt securities of £582 million (31 December 2017: £500 million), which are either valued on a discounted cash flow method with an internally developed discount rate or on external prices adjusted to reflect the specific known conditions relating to these securities (eg distressed securities or securities which were being restructured).
    (b)
    Private equity and venture investments in both debt and equity securities of £512 million (31 December 2017: £217 million) which are valued internally using discounted cash flows based on management information available for these investments. The significant unobservable inputs include the determination of expected future cash flows on the investments being valued, determination of the probability of counterparty default and prepayments and the selection of appropriate discount rates. The valuation is performed in accordance with International Private Equity and Venture Capital Association Valuation guidelines. These investments are principally held by consolidated investment funds that are managed on behalf of third parties.
    (c)
    Equity release mortgage loan investments of £268 million and a corresponding loan liability backed by these investments of £(354) million (31 December 2017: £302 million loan investments and a corresponding liability of £(385) million) which are valued internally using the discounted cash flow models. The inputs that are significant to the valuation of these investments are primarily the economic assumptions, being the discount rate (risk-free rate plus a liquidity premium) and property values.
    (d)
    Liabilities of £(898) million (31 December 2017: £(403) million) for the net asset value attributable to external unit holders in respect of the consolidated investment funds, which are non-recourse to the Group. These liabilities are valued by reference to the underlying assets.
    (e)
    Derivative liabilities of £(423) million (31 December 2017: £(512) million) which are valued internally using the discounted cash flow method in line with standard market practices but are subject to independent assessment against external counterparties' valuations.
    (f)
    Other sundry individual financial investments of £15 million (31 December 2017: £164 million).

Of the internally valued net liability referred to above of £(298) million (31 December 2017: net liability of £(117) million):

  –
  A net liability of £(53) million (31 December 2017: net asset £67 million) is held by the Group's participating funds and therefore shareholders' profit and equity are not impacted by movements in the valuation of these financial instruments; and
  –
  A net liability of £(245)  million (31 December 2017: £(184) million) is held to support non-linked shareholder-backed business. If the value of all the level 3 instruments held to support non-linked shareholder-backed business valued internally decreased by 10 per cent, the change in valuation would be £24 million (31 December 2017: £18 million), which would reduce shareholders' equity by this amount before tax. All this amount passes through the income statement substantially as part of short-term fluctuations in investment returns outside of adjusted IFRS operating profit based on longer-term investment returns.

Other assets at fair value – investment properties

The investment properties of the Group are principally held by the UK and Europe insurance operations that are valued taking into account advice from professionally qualified external valuers using the Royal Institution of Chartered Surveyors (RICS) valuation standards. An 'income capitalisation' technique is predominantly applied for these properties. This technique calculates the value through the yield and rental value depending on factors such as the lease length, building quality, covenant and location. The variables used are compared to recent transactions with similar features to those of the Group's investment properties. As the comparisons are not with properties that are virtually identical to the Group's investment properties, adjustments are made by the valuers where appropriate to the variables used. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of the properties.

(e)
Transfers into and transfers out of levels

The Group's policy is to recognise transfers into and transfers out of levels as of the end of each half year reporting period except for material transfers which are recognised as of the date of the event or change in circumstances that caused the transfer. Transfers are deemed to have occurred when there is a material change in the observed valuation inputs or a change in the level of trading activities of the securities.

During the year, the transfers between levels within the Group's portfolio were primarily transfers from level 1 to level 2 of £908 million and transfers from level 2 to level 1 of £976 million. These transfers which relate to equity securities and debt securities arose to reflect the change in the observed valuation inputs and in certain cases, the change in the level of trading activities of the securities.

In addition, the transfers into level 3 during the year were £8 million and the transfers out of level 3 were £30 million. These transfers were primarily between levels 3 and 2 for derivative liabilities.

(f)
Valuation processes applied by the Group

The Group's valuation policies, procedures and analyses for instruments categorised as level 3 are overseen by business unit committees as part of the Group's wider financial reporting governance processes. The procedures undertaken include approval of valuation methodologies, verification processes, and resolution of significant or complex valuation issues. In undertaking these activities the Group makes use of the extensive expertise of its asset management functions. In addition, the Group has minimum standards for independent price verification to ensure valuation accuracy is regularly independently verified. Adherence to this policy is monitored across the business units.

C3.2 Debt securities

This note provides analysis of the Group's debt securities, including asset-backed securities and sovereign debt securities.

With the exception of certain debt securities for US insurance operations classified as 'available-for-sale' under IAS 39 as disclosed in notes C3.2(b) to (d) below, the Group's debt securities are carried at fair value through profit or loss.

(a)
Credit rating

Debt securities are analysed below according to external credit ratings issued, with equivalent ratings issued by different ratings agencies grouped together. Standard & Poor's ratings have been used where available, if this isn't the case Moody's and then Fitch have been used as alternatives. For the US, NAIC ratings have also been used where relevant. In the table below, AAA is the highest possible rating. Investment grade financial assets are classified within the range of AAA to BBB- ratings. Financial assets which fall outside this range are classified as below BBB-. Debt securities with no external credit rating are classified as 'Other'.

	31 Dec 2018 £m
	AAA	AA+ to AA-	A+ to A-	BBB+ to BBB-	Below BBB-	Other	Total

Asia
With-profits	2,873	12,379	4,142	3,760	1,747	2,303	27,204
Unit-linked	817	100	492	1,431	426	715	3,981
Non-linked shareholder-backed	1,034	3,552	3,717	2,934	2,202	1,144	14,583
Asset management	11	-	60	-	-	-	71
US
Non-linked shareholder-backed	678	7,383	10,286	14,657	1,429	7,161	41,594
UK and Europe
With-profits	6,890	9,332	11,779	14,712	2,891	8,194	53,798
Unit-linked	1,041	2,459	2,215	3,501	395	901	10,512
Non-linked shareholder-backed	3,007	6,413	4,651	1,515	158	5,902	21,646
Other operations	619	1,089	151	41	49	18	1,967

Total debt securities	16,970	42,707	37,493	42,551	9,297	26,338	175,356

	31 Dec 2017 £m
	AAA	AA+ to AA-	A+ to A-	BBB+ to BBB-	Below BBB-	Other	Total

Asia:
With-profits	2,504	10,641	3,846	3,234	1,810	2,397	24,432
Unit-linked	528	103	510	1,429	372	565	3,507
Non-linked shareholder-backed	990	2,925	3,226	2,970	1,879	1,053	13,043
US:
Non-linked shareholder-backed	368	6,352	9,578	12,311	1,000	5,769	35,378
UK and Europe:
With-profits	6,492	9,378	11,666	12,856	2,877	7,392	50,661
Unit-linked	670	2,732	1,308	1,793	91	117	6,711
Non-linked shareholder-backed	5,118	11,005	9,625	3,267	258	6,062	35,335
Other operations	742	1,264	182	67	36	16	2,307

Total debt securities	17,412	44,400	39,941	37,927	8,323	23,371	171,374

The credit ratings, information or data contained in this report which are attributed and specifically provided by Standard &Poor's, Moody's and Fitch Solutions and their respective affiliates and suppliers ('Content Providers') is referred to here as the 'Content'. Reproduction of any

Content in any form is prohibited except with the prior written permission of the relevant party. The Content Providers do not guarantee the accuracy, adequacy, completeness, timeliness or availability of any Content and are not responsible for any errors or omissions (negligent or otherwise), regardless of the cause, or for the results obtained from the use of such Content. The Content Providers expressly disclaim liability for any damages, costs, expenses, legal fees, or losses (including lost income or lost profit and opportunity costs) in connection with any use of the Content. A reference to a particular investment or security, a rating or any observation concerning an investment that is part of the Content is not a recommendation to buy, sell or hold any such investment or security, nor does it address the suitability of an investment or security and should not be relied on as investment advice.

Securities with credit ratings classified as 'Other' can be further analysed as follows:

Asia – non-linked shareholder-backed	31 Dec 2018 £m	31 Dec 2017 £m

Internally rated:
Government bonds	36	25
Corporate bonds – rated as investment grade by local external ratings agencies	978	959
Other	130	69

Total Asia non-linked shareholder-backed	1,144	1,053

	31 Dec 2018 £m		31 Dec 2017 £m

US	Mortgage- backed securities	Other securities	Total	Total

Implicit ratings of other US debt securities based on NAIC* valuations (see below):
NAIC 1	2,148	2,858	5,006	3,918
NAIC 2	2	2,116	2,118	1,794
NAIC 3-6	2	35	37	57

Total US†	2,152	5,009	7,161	5,769

*
The Securities Valuation Office of the NAIC classifies debt securities into six quality categories ranging from Class 1 (the highest) to Class 6 (the lowest). Performing securities are designated as Classes 1 to 5 and securities in or near default are designated Class 6.
†
Mortgage-backed securities totalling £1,947 million at 31 December 2018 have credit ratings issued by Standard & Poor's of BBB- or above and hence are designated as investment grade. Other securities totalling £4,974 million at 31 December 2018 with NAIC ratings 1 or 2 are also designated as investment grade.

UK and Europe	31 Dec 2018 £m	31 Dec 2017 £m

Internal ratings or unrated:
AAA to A-	8,150	7,994
BBB to B-	3,034	3,141
Below B- or unrated	3,813	2,436

Total UK and Europe	14,997	13,571

(b)
Additional analysis of US insurance operations debt securities

	31 Dec 2018 £m	31 Dec 2017 £m

Corporate and government security and commercial loans:
Government	5,465	4,835
Publicly traded and SEC Rule 144A securities*	26,196	22,849
Non-SEC Rule 144A securities	6,329	4,468
Asset-backed securities (see note (e))	3,604	3,226

Total US debt securities†	41,594	35,378

*
A 1990 SEC rule that facilitates the resale of privately placed securities under Rule 144A that are without SEC registration to qualified institutional investors. The rule was designed to develop a more liquid and efficient institutional resale market for unregistered securities.
†
Debt securities for US operations included in the statement of financial position comprise:

	31 Dec 2018 £m	31 Dec 2017 £m

Available-for-sale	40,849	35,293
Fair value through profit or loss	745	85

Total US debt securities	41,594	35,378

Realised gains and losses, including impairments, recorded in the income statement are as shown in note B1.2 of this report.

(c)
Movements in unrealised gains and losses on Jackson available-for-sale securities

The movement in the statement of financial position value for debt securities classified as available-for-sale was from a net unrealised gain of £1,205 million to a net unrealised loss of £414 million as analysed in the table below.

		Reflected as part of movement in other comprehensive income

	2018	Foreign exchange translation	Changes in unrealised appreciation†	2017

	£m	£m	£m	£m

Assets fair valued at below book value
Book value*	25,330			6,325
Unrealised gain (loss)	(925)	(43)	(776)	(106)

Fair value (as included in statement of financial position)	24,405			6,219

Assets fair valued at or above book value
Book value*	15,933			27,763
Unrealised gain (loss)	511	41	(841)	1,311

Fair value (as included in statement of financial position)	16,444			29,074

Total
Book value*	41,263			34,088
Net unrealised gain (loss)	(414)	(2)	(1,617)	1,205

Fair value (as included in the footnote above in the overview table and the statement of financial position)	40,849			35,293

*
Book value represents cost/amortised cost of the debt securities.
†
Translated at the average rate of US$1.3352:£1.00.
(d)
US debt securities classified as available-for-sale in an unrealised loss position
(i)
Fair value of securities as a percentage of book value

The fair value of the debt securities in a gross unrealised loss position for various percentages of book value:

	31 Dec 2018 £m		31 Dec 2017 £m
	Fair value	Unrealised loss	Fair value	Unrealised loss

Between 90% and 100%	23,662	(809)	6,170	(95)
Between 80% and 90%	707	(104)	36	(6)
Below 80%:

Other asset-backed securities	–	–	10	(4)
Corporate bonds	36	(12)	3	(1)

	36	(12)	13	(5)

Total	24,405	(925)	6,219	(106)

(ii)
Unrealised losses by maturity of security

	31 Dec 2018 £m	31 Dec 2017 £m

1 year to 5 years	(72)	(7)
5 years to 10 years	(436)	(41)
More than 10 years	(372)	(39)
Mortgage-backed and other debt securities	(45)	(19)

Total	(925)	(106)

(iii)
Age analysis of unrealised losses for the periods indicated

The age analysis of all the unrealised losses in the portfolio by reference to the length of time the securities have been in an unrealised loss position:

	31 Dec 2018 £m			31 Dec 2017 £m
	Non- investment grade	Investment grade	Total	Non- investment grade	Investment grade	Total

Less than 6 months	(20)	(141)	(161)	(4)	(31)	(35)
6 months to 1 year	(22)	(440)	(462)	(1)	(4)	(5)
1 year to 2 years	(10)	(142)	(152)	–	(49)	(49)
2 years to 3 years	–	(123)	(123)	(1)	(6)	(7)
More than 3 years	(2)	(25)	(27)	–	(10)	(10)

Total	(54)	(871)	(925)	(6)	(100)	(106)

The age analysis as at 31 December, of the securities whose fair values were below 80 per cent of the book value:

	31 Dec 2018 £m		31 Dec 2017 £m
Age analysis	Fair value	Unrealised loss	Fair value	Unrealised loss

Less than 3 months	32	(10)	2	–
3 months to 6 months	2	(1)	1	(1)
More than 6 months	2	(1)	10	(4)

Total	36	(12)	13	(5)

(e)
Asset-backed securities

The Group's holdings in Asset-Backed Securities (ABS), which comprise Residential Mortgage-Backed Securities (RMBS), Commercial Mortgage-Backed Securities (CMBS), Collateralised Debt Obligations (CDO) funds and other asset-backed securities are as follows:

	31 Dec 2018 £m	31 Dec 2017 £m

Shareholder-backed business
Asia operationsnote(i)	121	118
US operationsnote(ii)	3,604	3,226
UK and Europe operations (2018: 42% AAA, 13% AA)note(iii)	1,406	1,070
Other operationsnote(iv)	445	589

	5,576	5,003

With-profits business
Asia operationsnote(i)	235	233
UK and Europe operations (2018: 66% AAA, 12% AA)note(iii)	5,270	5,658

	5,505	5,891

Total	11,081	10,894

  Notes

(i)
Asia operations

The Asia operations' exposure to asset-backed securities is primarily held by the with-profits businesses. Of the £235 million (31 December 2017: £233 million), 99.8 per cent (2017: 98.2 per cent) are investment grade.

(ii)
US operations

US operations' exposure to asset-backed securities at 31 December comprises:

	31 Dec 2018 £m	31 Dec 2017 £m

RMBS:
Sub-prime (2018: 1% AAA, 6% AA, 2% A)	96	112
Alt-A (2018: 3% AAA, 42% A)	105	126
Prime including agency (2018: 14% AAA, 62% AA, 10% A)	441	440
CMBS (2018: 80% AAA, 15% AA, 2% A)	1,945	1,579
CDO funds (2018: 13% AA, 24% A), including £nil exposure to sub-prime	13	28
Other ABS (2018: 20% AAA, 14% AA, 49% A), including £77 million exposure to sub-prime	1,004	941

Total	3,604	3,226

(iii)
UK and Europe operations

The majority of holdings of the shareholder-backed business are UK securities and relate to PAC's annuity business. Of the holdings of the with-profits businesses, £1,823 million (31 December 2017: £1,913 million) relates to exposure to the US markets with the remaining exposure being primarily to the UK market.

(iv)
Other operations

Other operations' exposure to asset-backed securities is held by Prudential Capital with no sub-prime exposure. Of the £445 million, 99 per cent (31 December 2017: 96 per cent) are graded AAA.

(f)
Group sovereign debt and bank debt exposure

The Group exposures held by the shareholder-backed business and with-profits funds in sovereign debts and bank debt securities are analysed as follows:

Exposure to sovereign debts

	31 Dec 2018 £m		31 Dec 2017 £m
	Shareholder- backed business	With-profits funds	Shareholder- backed business	With-profits funds

Italy	–	57	58	63
Spain	36	18	34	18
France	–	50	23	38
Germany*	239	281	693	301
Other Eurozone	103	34	82	31

Total Eurozone	378	440	890	451
United Kingdom	3,226	3,013	5,918	3,287
United States†	5,647	11,858	5,078	10,156
Other, including Asia	5,142	2,745	4,638	2,143

Total	14,393	18,056	16,524	16,037

*
Including bonds guaranteed by the federal government.
†
The exposure to the United States sovereign debt comprises holdings of the US, the UK and Europe and Asia insurance operations.

Exposure to bank debt securities

	31 Dec 2018 £m							31 Dec 2017 £m

	Senior debt			Subordinated debt

Shareholder-backed business	Covered	Senior	Total	Tier 1	Tier 2	Total	Total	Total

Spain	42	64	106	–	–	–	106	68
France	20	119	139	14	3	17	156	86
Germany	30	–	30	6	89	95	125	117
Netherlands	–	69	69	3	1	4	73	71
Other Eurozone	15	2	17	–	–	–	17	15

Total Eurozone	107	254	361	23	93	116	477	357
United Kingdom	550	623	1,173	9	164	173	1,346	1,382
United States	–	2,614	2,614	1	52	53	2,667	2,619
Other, including Asia	–	759	759	109	369	478	1,237	1,163

Total	657	4,250	4,907	142	678	820	5,727	5,521

With-profits funds
Italy	–	38	38	–	–	–	38	31
Spain	–	17	17	–	–	–	17	16
France	6	250	256	1	95	96	352	286
Germany	140	46	186	14	29	43	229	180
Netherlands	–	253	253	12	1	13	266	199
Other Eurozone	–	74	74	–	–	–	74	27

Total Eurozone	146	678	824	27	125	152	976	739
United Kingdom	909	850	1,759	2	433	435	2,194	1,938
United States	–	2,418	2,418	1	311	312	2,730	2,518
Other, including Asia	575	1,459	2,034	339	452	791	2,825	2,531

Total	1,630	5,405	7,035	369	1,321	1,690	8,725	7,726

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

During the year ended 31 December 2018, a credit for recoveries net of impairment of £13 million (2017: credit of £1 million; 2016: charge of £(44) million) was recognised. This includes £15 million (2017: £8 million; 2016: charge of £(20) million) for available-for-sale securities held by Jackson, offset by a charge of £2 million (2017: £7 million; 2016: charge of £(24) million) for loans and receivables held across the Group.

Jackson, with the support of internal credit analysts, regularly monitors and reports on the credit quality of its holdings of debt securities. In addition, there is a periodic review of its investments on a case-by-case basis to determine whether any decline in fair value represents an impairment. Investments in structured securities are subject to a review of their future estimated cash flows, including expected and stress case scenarios, to identify potential shortfalls in contractual payments (both interest and principal). Impairment charges are recorded on structured securities when the Company forecasts a contractual payment shortfall. Situations where such a shortfall would not lead to a recognition of a loss are rare. The impairment loss reflects the difference between the fair value and book value.

In 2018, the Group realised gross losses on sales of available-for-sale securities of £43 million (2017: £155 million; 2016: £152 million) with 49 per cent (2017: 97 per cent; 2016: 59 per cent) of these losses related to the disposal of fixed maturity securities of the top 10 individual issuers, which were disposed of to limit future credit loss exposure. Of the £43 million (2017: £155 million; 2016: £152 million), £4 million (2017: £3 million; 2016: £94 million) relates to losses on sales of impaired and deteriorating securities.

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

For 2018, the amount of gross unrealised losses for fixed maturity securities classified as available-for-sale under IFRS in an unrealised loss position was £925 million (2017: £106 million; 2016: £675 million). Note B1.2 provides further details on the impairment charges and unrealised losses of Jackson's available-for-sale securities.

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

The amounts included in the statement of financial position are analysed as follows:

	31 Dec 2018 £m				31 Dec 2017 £m
	Mortgage loans*	Policy loans†	Other loans‡	Total	Mortgage loans*	Policy loans†	Other loans‡	Total

Asia
With-profits	–	727	65	792	–	613	112	725
Non-linked shareholder-backed	156	226	203	585	177	216	199	592
US
Non-linked shareholder-backed	7,385	3,681	–	11,066	6,236	3,394	–	9,630
UK and Europe
With-profits	2,461	3	1,389	3,853	2,441	4	1,823	4,268
Non-linked shareholder-backed	1,655	–	59	1,714	1,681	–	37	1,718
Other operations	–	–	–	–	–	–	109	109

Total loans securities	11,657	4,637	1,716	18,010	10,535	4,227	2,280	17,042

*
All mortgage loans are secured by properties.
†
In the US £2,783 million (31 December 2017: £2,512 million) policy loans are backing liabilities for funds withheld under reinsurance arrangements and are accounted for at fair value through profit or loss. All other policy loans are accounted for at amortised cost, less any impairment.
‡
Other loans held in UK with-profits funds are commercial loans and comprise mainly syndicated loans.

(b)
Additional information on US mortgage loans

In the US, mortgage loans are all commercial mortgage loans that are secured by the following property types: industrial, multi-family residential, suburban office, retail or hotel. The average loan size is £14.0 million (2017: £12.6 million). The portfolio has a current estimated average loan to value of 53 per cent (2017: 55 per cent).

Jackson had no mortgage loans where the contractual terms of the agreements had been restructured at the end of both 2018 and 2017.

(c)
Additional information on UK mortgage loans

The UK with-profits fund invests in an entity that holds a portfolio of buy-to-let mortgage loans. The vehicle financed its acquisitions through the issue of debt instruments, largely to external parties, securitised upon the loans acquired. These third-party borrowings have no recourse to any other assets of the Group and the Group's exposure is limited to the amount invested by the UK with-profits fund.

By carrying value, £1,237 million of the £1,655 million (31 December 2017: £1,267 million of £1,681 million) mortgage loans held by the UK shareholder-backed business relates to lifetime (equity release) mortgage business which has an average loan to property value of 33 per cent (31 December 2017: 31 per cent).

C3.4 Financial instruments – additional information

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

	31 Dec 2018 £m
	Total carrying value	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	No stated maturity	Total

Financial liabilities
Core structural borrowings of shareholder-financed businessesC6.1	7,664	298	1,759	1,526	1,843	1,070	6,573	2,924	15,993
Operational borrowings attributable to shareholder-financed businessesC6.2	998	839	91	68	–	–	–	–	998
Borrowings attributable to with-profits fundsC6.2	3,940	701	1,246	719	274	142	2,086	–	5,168
Obligations under funding, securities lending and sale and repurchase agreements	6,989	6,989	–	–	–	–	–	–	6,989
Accruals, deferred income and other liabilities	15,248	10,844	470	71	90	109	352	3,535	15,471
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	11,651	11,651	–	–	–	–	–	–	11,651

Total	46,490	31,322	3,566	2,384	2,207	1,321	9,011	6,459	56,270

	31 Dec 2017 £m
	Total carrying value	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	No stated maturity	Total

Financial liabilities
Core structural borrowings of shareholder-financed businessesC6.1	6,280	473	784	1,350	1,389	576	3,324	3,160	11,056
Operational borrowings attributable to shareholder-financed businessesC6.2	1,791	1,130	597	69	–	–	–	–	1,796
Borrowings attributable to with-profits fundsC6.2	3,716	905	922	32	29	29	1,810	104	3,831
Obligations under funding, securities lending and sale and repurchase agreements	5,662	5,662	–	–	–	–	–	–	5,662
Accruals, deferred income and other liabilities	14,185	10,088	469	68	85	106	320	3,267	14,403
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	8,889	8,889	–	–	–	–	–	–	8,889

Total	40,523	27,147	2,772	1,519	1,503	711	5,454	6,531	45,637

Maturity analysis of derivatives

The following table shows the gross and net derivative positions together with a maturity profile of the net derivative position:

	Carrying value of net derivatives £m			Maturity profile of net derivative position £m
	Derivative assets	Derivative liabilities	Net derivative position	1 year or less	After 1 year to 3 years	After 3 years to 5 years	After 5 years	Total

2018	3,494	(3,506)	(12)	292	(8)	(4)	30	310
2017	4,801	(2,755)	2,046	2,359	(16)	(9)	(1)	2,333

The majority of derivative assets and liabilities have been included at fair value within the one year or less column, representing the basis on which they are managed (ie to manage principally asset or liability value exposures). The Group has no cash flow hedges and, in general, contractual maturities are not considered essential for an understanding of the timing of the cash flows for these instruments. The only exception is certain identified interest rate swaps which are expected to be held until maturity for the purposes of matching cash flows on separately held assets and liabilities. For these instruments the undiscounted cash flows (including contractual interest amounts) due to be paid under the swap contract assuming conditions are consistent with those at year end are included in the column relating to the contractual maturity of the derivative.

Maturity analysis of investment contracts

The table below shows the maturity profile for investment contracts on undiscounted cash flow projections of expected benefit payments.

	£ billion
	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	Total undiscounted value	Total carrying value

31 Dec 2018	8	31	29	20	12	17	117	87
31 Dec 2017	8	29	27	19	13	14	110	83

The undiscounted cash flow in maturity profile above excludes certain corporate unit-linked business with gross policyholder liabilities with a carrying value of £11 billion (31 December 2017: £12 billion) which have no stated maturity but which are repayable on demand.

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

For the reasons provided above, an analysis of the Group's assets by contractual maturity is not considered meaningful to evaluate the nature and extent of the Group's liquidity risk.

(ii)
Credit risk

The Group's maximum exposure to credit risk of financial instruments before any allowance for collateral or allocation of losses to policyholders is represented by the carrying value of financial instruments on the balance sheet that have exposures to credit risk comprising cash and cash equivalents, deposits, debt securities, loans and derivative assets, and other debtors, the carrying value of which are disclosed at the start of this note and note C3.4(b) below for derivative assets. The collateral in place in relation to derivatives is described in note C3.4(c) below. Note C3.3 describes the security for the loans held by the Group. The Group's exposure to credit risk is further discussed in note C7 below.

Of the total loans and receivables held, £27 million (31 December 2017: £23 million) are past their due date but are not impaired. Of the total past due but not impaired, £22 million are less than one year past their due date (31 December 2017: £17 million). The Group expects full recovery of these loans and receivables.

Financial assets that would have been past due or impaired had the terms not been renegotiated amounted to £23 million (31 December 2017: £22 million).

In addition, during 2018 and 2017 the Group did not take possession of any other collateral held as security.

Further details of collateral and pledges are provided in note C3.4(c) below.

(iii)
Foreign exchange risk

As at 31 December 2018, the Group held 26 per cent (31 December 2017: 24 per cent) and 13 per cent (31 December 2017: 16 per cent) of its financial assets and financial liabilities respectively, in currencies, mainly US dollar and Euro, other than the functional currency of the relevant business unit.

Of these financial assets, 49 per cent (31 December 2017: 52 per cent) are held by the UK with-profits fund, allowing the fund to obtain exposure to foreign equity markets.

Of these financial liabilities, 28 per cent (31 December 2017: 28 per cent) are held by the UK with-profits fund, mainly relating to foreign currency borrowings.

The exchange risks inherent in these exposures are mitigated through the use of derivatives, mainly forward currency contracts (note C3.4(b) below).

The amount of exchange gain recognised in the income statement in 2018, except for those arising on financial instruments measured at fair value through profit or loss, is £281 million (2017: £112 million loss; 2016: £1,005 million gain) mainly arising on investments of the UK with-profits fund.

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

Prudential Capital plc (Legal Entity Identifier reference ('LEI') CHW8NHK268SFPTV63Z64) has entered into such derivative agreements with the following six entities in the Group. These counterparty pairings meet the criteria to be eligible for intra-group exemptions to the margin requirements and have been approved by the Financial Conduct Authority:

31 Dec 2018
Counterparty	Legal Entity Identifier (LEI)	Relationship between parties	Type of exemption	Aggregate notional of OTC derivatives contract £m

Prudential plc	5493001Z3ZE83NG K8Y12	Part of the same group holding company	Full	3,633
Prudential Holdings Limited	549300JVAI8CZD4 HD451	Part of the same group holding company	Full	56
Prudential (US HoldCo1) Limited	549300JNYGDP2X OLWR47	Part of the same group holding company	Full	2,717
Prudential Corporation Holdings Limited	549300KDOPLFHA W51H26	Part of the same group holding company	Full	927
Prudential Lifetime Mortgages Limited	5493001GSK4HF84 IOB02	Part of the same group holding company	Full	37
Prudential Distribution Limited	549300I8LYOK91H BX439	Part of the same group holding company	Full	7

Derivatives are used for efficient portfolio management to obtain cost effective and management of exposure to various markets in accordance with the Group's investment strategies and to manage exposure to interest rate, currency, credit and other business risks. The Group also uses interest rate derivatives to reduce exposure to interest rate volatility. In particular:

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

Hedging

The Group has formally assessed and documented the effectiveness of the following net investment hedges under IAS 39. At 31 December 2018, the Group has designated perpetual subordinated capital securities totalling US$3.7 billion (31 December 2017: US$4.3 billion) as a net investment hedge to hedge the currency risks related to the net investment in Jackson. The carrying value of the subordinated capital securities was £2,909 million as at 31 December 2018 (31 December 2017: £3,140 million). The foreign exchange loss of £199 million (2017: gain of £325 million) on translation of the borrowings to pounds sterling at the statement of financial position date is recognised in the translation reserve in shareholders' equity. This net investment hedge was 100 per cent effective.

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

At 31 December 2018, the Group has £8,278 million (31 December 2017: £8,232 million) of lent securities and assets subject to repurchase agreements, of which £8,245 million (31 December 2017: £8,182 million) related to the UK with-profits fund. The cash and securities collateral held or pledged under such agreements were £8,750 million (31 December 2017: £8,733 million) of which £8,662 million (31 December 2017: £8,679 million) was held by the UK with-profits fund.

At 31 December 2018, the Group had entered into reverse repurchase transactions under which it purchased securities and had taken on the obligation to resell the securities. The fair value of the collateral held in respect of these transactions was £10,633 million (31 December 2017: £10,550 million).

Collateral and pledges under derivative transactions

At 31 December 2018, the Group had pledged £3,265 million (31 December 2017: £2,302 million) for liabilities and held collateral of £2,012 million (31 December 2017: £3,958 million) in respect of over-the-counter derivative transactions.

These transactions are conducted under terms that are usual and customary to collateralised transactions including, where relevant, standard securities lending and repurchase agreements.

The Group has entered into collateral arrangements in relation to over-the-counter derivative transactions, which permit sale or re-pledging of underlying collateral. During the year, the Group has not sold any collateral held (2017: nil). As of 31 December 2018, the value of collateral re-pledged by the Group amounted to £698 million (31 December 2017: £852 million). All over-the-counter derivative transactions, with the exception of some Asia transactions, are conducted under standardised International Swaps and Derivatives Association (ISDA) master agreements. The collateral management for these transactions is conducted under the usual and customary terms and conditions set out in the Credit Support Annex to the ISDA master agreement.

Other collateral

At 31 December 2018, the Group had pledged collateral of £2,793 million (31 December 2017: £3,412 million) in respect of other transactions. This principally arises from Jackson's membership of the Federal Home Loan Bank of Indianapolis primarily for the purpose of participating in the bank's collateralised loan advance programme with short-term and long-term funding facilities.

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

The following tables present the gross and net information about the Group's financial instruments subject to master netting arrangements:

	31 Dec 2018 £m

	Gross amount included in the consolidated	Related amounts not offset in the consolidated statement of financial position

	statement of financial position	Financial instruments	Cash collateral	Securities collateral	Net amount
	note (i)	note (ii)		note (iii)

Financial assets:
Derivative assets	3,229	(1,261)	(1,687)	(166)	115
Reverse repurchase agreements	11,597	–	–	(11,606)	(9)

Total financial assets	14,826	(1,261)	(1,687)	(11,772)	106

Financial liabilities:
Derivative liabilities	(3,189)	1,261	710	1,058	(160)
Securities lending and repurchase agreements	(1,258)	–	34	1,205	(19)

Total financial liabilities	(4,447)	1,261	744	2,263	(179)

	31 Dec 2017 £m

	Gross amount included in the consolidated	Related amounts not offset in the consolidated statement of financial position

	statement of financial position	Financial instruments	Cash collateral	Securities collateral	Net amount
	note (i)	note (ii)		note (iii)

Financial assets:
Derivative assets	4,718	(946)	(2,641)	(984)	147
Reverse repurchase agreements	10,280	–	–	(10,270)	10

Total financial assets	14,998	(946)	(2,641)	(11,254)	157

Financial liabilities:
Derivative liabilities	(2,301)	946	420	893	(42)
Securities lending and repurchase agreements	(1,410)	–	52	1,332	(26)

Total financial liabilities	(3,711)	946	472	2,225	(68)

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

C4    Policyholder liabilities and unallocated surplus

The note provides information of policyholder liabilities and unallocated surplus of with-profits funds held on the Group's statement of financial position:

C4.1    Movement and duration of liabilities

C4.1(a) Group overview

(i)
Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

	Asia £m	US £m	UK and Europe £m	Total £m
	note C4.1(b)	note C4.1(c)	note C4.1(d)

At 1 January 2017	62,784	177,626	169,304	409,714

Comprising:

– Policyholder liabilities on the consolidated statement of financial positionnote(i)	53,716	177,626	157,654	388,996
– Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,667	–	11,650	14,317
– Group's share of policyholder liabilities of joint ventures and associatenote(ii)	6,401	–	–	6,401

Premiums	11,863	15,219	14,810	41,892
Surrenders	(3,079)	(10,017)	(6,939)	(20,035)
Maturities/deaths	(1,909)	(2,065)	(7,135)	(11,109)

Net flows	6,875	3,137	736	10,748
Shareholders' transfers post-tax	(54)	–	(233)	(287)
Investment-related items and other movements	8,182	16,251	11,146	35,579
Foreign exchange translation differences	(3,948)	(16,290)	113	(20,125)

At 31 December 2017/1 January 2018	73,839	180,724	181,066	435,629

Comprising:

– Policyholder liabilities on the consolidated statement of financial positionnote(i) (excludes £32 million classified as unallocated to a segment)	62,898	180,724	167,589	411,211
– Unallocated surplus of with-profits funds on the consolidated statement of financial position	3,474	–	13,477	16,951
– Group's share of policyholder liabilities of joint ventures and associatenote(ii)	7,467	–	–	7,467

Reclassification of reinsured UK annuity contracts as held for salenote(iii)	–	–	(10,858)	(10,858)
Premiums	13,187	13,940	14,011	41,138
Surrenders	(2,793)	(12,141)	(6,780)	(21,714)
Maturities/deaths	(1,978)	(2,012)	(6,796)	(10,786)

Net flows	8,416	(213)	435	8,638
Addition for closed block of group payout annuities in the USnote(iv)	–	4,143	–	4,143
Shareholders' transfers post-tax	(65)	–	(259)	(324)
Investment-related items and other movements	(2,784)	(9,999)	(5,481)	(18,264)
Foreign exchange translation differences	3,357	10,945	(14)	14,288

At 31 December 2018	82,763	185,600	164,889	433,252
Comprising:

– Policyholder liabilities on the consolidated statement of financial positionnote(i) (excludes £39 million classified as unallocated to a segment)	72,107	185,600	151,555	409,262
– Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,511	–	13,334	15,845
– Group's share of policyholder liabilities of joint ventures and associatenote(ii)	8,145	–	–	8,145

Average policyholder liability balancesnote(v)
2018	75,309	182,126	162,287	419,722
2017	65,241	179,175	162,622	407,038

  Notes

(i)
The policyholder liabilities of the Asia insurance operations of £72,107 million (31 December 2017: £62,898 million), shown in the table above, is after deducting the intra-group reinsurance liabilities ceded by the UK and Europe insurance operations of £1,109 million (31 December 2017: £1,235 million) to the Hong Kong with-profits business. Including this amount total Asia policyholder liabilities are £73,216 million (31 December 2017: £64,133 million).

(ii)
The Group's investments in joint ventures and associate are accounted for on an equity method basis in the Group's balance sheet. The Group's share of the policyholder liabilities as shown above relate to life businesses in China, India and of the Takaful business in Malaysia.
(iii)
The reclassification as held for sale of the reinsured UK annuity business that will be transferred to Rothesay life once the Part VII process is complete reflects the value of policyholder liabilities held at 1 January 2018.
(iv)
In October 2018, Jackson entered into an agreement with John Hancock Life to reinsure 100 per cent of the group payout annuity business. The transaction resulted in an increase to policyholder liabilities of Jackson £4.1 billion at the inception of the contract.
(v)
Averages have been based on opening and closing balances and adjusted for acquisitions, disposals and corporate transactions arising in the year and exclude unallocated surplus of with-profits funds.

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

(ii)
Analysis of movements in policyholder liabilities for shareholder-backed business

	Asia £m	US £m	UK and Europe £m	Total £m

At 1 January 2017	32,851	177,626	56,158	266,635
Premiums	6,064	15,219	2,283	23,566
Surrenders	(2,755)	(10,017)	(2,433)	(15,205)
Maturities/deaths	(1,008)	(2,065)	(2,571)	(5,644)

Net flowsnote(i)	2,301	3,137	(2,721)	2,717
Investment-related items and other movements	3,797	16,251	2,930	22,978
Foreign exchange translation differences	(1,547)	(16,290)	–	(17,837)

At 31 December 2017/1 January 2018	37,402	180,724	56,367	274,493

Comprising:

– Policyholder liabilities on the consolidated statement of financial position (excludes £32 million classified as unallocated to a segment)	29,935	180,724	56,367	267,026
– Group's share of policyholder liabilities relating to joint ventures and associate	7,467	–	–	7,467

Reclassification of reinsured UK annuity contracts as held for salenote(ii)	–	–	(10,858)	(10,858)
Premiums	6,752	13,940	1,486	22,178
Surrenders	(2,455)	(12,141)	(2,016)	(16,612)
Maturities/deaths	(1,046)	(2,012)	(2,244)	(5,302)

Net flowsnote(i)	3,251	(213)	(2,774)	264
Addition for closed block of group payout annuities in the USnote(iii)	–	4,143	–	4,143
Investment-related items and other movements	(1,204)	(9,999)	(1,975)	(13,178)
Foreign exchange translation differences	1,148	10,945	–	12,093

At 31 December 2018	40,597	185,600	40,760	266,957

Comprising:

– Policyholder liabilities on the consolidated statement of financial position (excludes £39 million classified as unallocated to a segment)	32,452	185,600	40,760	258,812
– Group's share of policyholder liabilities relating to joint ventures and associate	8,145	–	–	8,145

  Notes

(i)
Including net flows of the Group's insurance joint ventures and associate.
(ii)
The reclassification as held for sale of the reinsured UK annuity business that will be transferred to Rothesay life once the Part VII process is complete reflects those policyholder liabilities held at 1 January 2018.
(iii)
In October 2018, Jackson entered into an agreement with John Hancock Life to reinsure 100 per cent of the group payout annuity business. The transaction resulted in an increase to policyholder liabilities of Jackson £4.1 billion at the inception of the contract.

(iii)    Movement in insurance contract liabilities and unallocated surplus of with-profits funds

Further analysis of the movement in the year of the Group's insurance contract liabilities, gross and reinsurance share, investment contracts and unallocated surplus of with-profits funds (excluding those held by joint ventures and associate) is provided below:

	Insurance contract liabilities			Unallocated

	Gross £m	Reinsurers' sharenote(ii) £m	Investment contractsnote(iii) £m	surplus of with- profits funds £m

At 1 January 2017	(316,436)	10,051	(72,560)	(14,317)
Income and expense included in the income statement	(31,106)	365	(11,179)	(2,871)
Other movements including amounts included in other comprehensive incomenote(i)	(35)	–	374	(78)
Foreign exchange translation differences	19,405	(743)	294	315

At 31 December 2017/1 January 2018	(328,172)	9,673	(83,071)	(16,951)
Income and expense included in the income statement	8,994	11,440	(4,009)	1,289
Other movements including amounts included in other comprehensive incomenote(i)	10,502	(10,502)	643	(38)
Foreign exchange translation differences	(13,990)	533	(198)	(145)

At 31 December 2018	(322,666)	11,144	(86,635)	(15,845)

Notes

(i)
Other movements include premiums received and claims paid on investment contracts without discretionary participating features, which are taken directly to the statement of financial position in accordance with IAS 39, changes in the unallocated surplus of with-profits funds resulting from actuarial gains and losses on the Group's defined benefit pension schemes, which are recognised directly in other comprehensive income and balance sheet reallocations which totalled £10,502 million in 2018 (2017: £(35) million). The 2018 amount represents the reclassification of the reinsured UK annuity business as held for sale value as at 31 December 2018.
(ii)
Includes reinsurers' share of claims outstanding of £1,005 million (2017: £953 million).
(iii)
This comprises investment contracts with discretionary participation features of £67,413 million (2017: £62,677 million) and investment contracts without discretionary participation features of £19,222 million (2017: £20,394 million).

The total charge for benefit and claims shown in the income statement comprises the amounts shown as 'income and expense included in the income statement' in the table above together with claims paid of £32,396 million in the period (2017: £29,497 million) net of amounts attributable to reinsurers of £2,114 million (2017: £1,828 million). In 2017, the income statement charge also included the change in reserves for the held for sale Korea business of £72 million.

(iv)    Reinsurers' share of insurance contract liabilities

	31 Dec 2018 £m					31 Dec 2017 £m

	Asia	US	UK and Europe	Unallocated to a segment	Total	Total

Insurance contract liabilities	2,675	5,910	1,554	–	10,139	8,720
Claims outstanding	102	752	149	2	1,005	953

Total	2,777	6,662	1,703	2	11,144	9,673

The Group cedes certain business to other insurance companies. Although the ceding of insurance does not relieve the Group from its liability to its policyholders, the Group participates in such agreements for the purpose of managing its loss exposure. The Group evaluates the financial condition of its reinsurers and monitors concentration of credit risk from similar geographic regions, activities or economic characteristics of the reinsurers to minimise its exposure from reinsurer insolvencies. Of the reinsurers' share of insurance contract liabilities balance of £11,144 million at 31 December 2018 (31 December 2017: £9,673 million), 86 per cent (31 December 2017: 97 per cent) of the balance were from reinsurers with Standard & Poor's rating A– and above.

The reinsurers' share of insurance contract liabilities for Asia primarily relates to protection business written in Hong Kong.

The reinsurance asset for Jackson as shown in the table above primarily relates to certain fully collateralised former REALIC business retained by Swiss Re through 100 per cent reinsurance agreements. Apart from the reinsurance of REALIC business, the principal reinsurance ceded by Jackson outside the Group is on term-life insurance, direct and assumed accident and health business and GMIB variable annuity guarantees. Net commissions received on ceded business and claims incurred ceded to external reinsurers totalled £7 million and £489 million respectively during 2018 (2017: £28 million and £526 million respectively). There were no deferred gains or losses on reinsurance contracts in either 2018 or 2017.

Further information on the reinsurance agreement with Rothesay Life entered into by the Group's UK and Europe insurance business in 2018 and longevity reinsurance transactions on certain aspects of the UK's annuity business in 2017 is provided in notes D1.1 and B3 (iii). The gains and losses recognised in profit or loss for the other reinsurance contracts written in the year were immaterial.

C4.1(b) Asia insurance operations

(i)    Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of Asia insurance operations from the beginning of the year to the end of the year is as follows:

	With-profits business £m	Unit-linked liabilities £m	Other business £m	Total £m
	note (vi)

At 1 January 2017	29,933	17,507	15,344	62,784
Comprising:

– Policyholder liabilities on the consolidated statement of financial position	27,266	14,289	12,161	53,716
– Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,667	–	–	2,667
– Group's share of policyholder liabilities relating to joint ventures and associatenote(i)	–	3,218	3,183	6,401

Premiums
New business	1,143	1,298	999	3,440
In-force	4,656	1,637	2,130	8,423

	5,799	2,935	3,129	11,863
Surrendersnote(ii)	(324)	(2,288)	(467)	(3,079)
Maturities/deaths	(901)	(150)	(858)	(1,909)

Net flowsnote(iii)	4,574	497	1,804	6,875
Shareholders' transfers post-tax	(54)	–	–	(54)
Investment-related items and other movements	4,385	2,830	967	8,182
Foreign exchange translation differencesnote(v)	(2,401)	(807)	(740)	(3,948)

At 31 December 2017/1 January 2018	36,437	20,027	17,375	73,839

Comprising:

– Policyholder liabilities on the consolidated statement of financial position	32,963	16,263	13,672	62,898
– Unallocated surplus of with-profits funds on the consolidated statement of financial position	3,474	–	–	3,474
– Group's share of policyholder liabilities relating to joint ventures and associatenote(i)	–	3,764	3,703	7,467

Premiums
New business	1,155	1,426	1,085	3,666
In-force	5,280	1,767	2,474	9,521

	6,435	3,193	3,559	13,187
Surrendersnote(ii)	(338)	(1,904)	(551)	(2,793)
Maturities/deaths	(932)	(140)	(906)	(1,978)

Net flowsnote(iii)	5,165	1,149	2,102	8,416
Shareholders' transfers post-tax	(65)	–	–	(65)
Investment-related items and other movementsnote(iv)	(1,580)	(1,425)	221	(2,784)
Foreign exchange translation differencesnote(v)	2,209	431	717	3,357

At 31 December 2018	42,166	20,182	20,415	82,763

Comprising:

– Policyholder liabilities on the consolidated statement of financial position	39,655	16,368	16,084	72,107
– Unallocated surplus of with-profits funds on the consolidated statement of financial position	2,511	–	–	2,511
– Group's share of policyholder liabilities relating to joint ventures and associatenote(i)	–	3,814	4,331	8,145

Average policyholder liability balancesnote(vii)
2018	36,309	20,105	18,895	75,309
2017	30,115	18,767	16,359	65,241

  Notes

(i)
The Group's investment in joint ventures are accounted for on an equity method and the Group's share of the policyholder liabilities as shown above relate to the life business in China, India and of the Takaful business in Malaysia.
(ii)
The rate of surrenders for shareholder-backed business (expressed as a percentage of opening liabilities) was 6.6 per cent in 2018 (2017: 8.4 per cent).
(iii)
Net flows have increased by £1,541 million to £8,416 million in 2018 predominantly reflecting continued growth of the in-force book.

(iv)
Investment-related items and other movements for 2018 primarily represent unrealised investments losses following unfavourable equity markets in the year and rising interest rates.
(v)
Movements in the year have been translated at the average exchange rates for the year. The closing balance has been translated at the closing spot rates as at the end of the year. Differences upon retranslation are included in foreign exchange translation differences.
(vi)
The policyholder liabilities of the with-profits business of £39,655 million, shown in the table above, is after deducting the intra-group reinsurance liabilities ceded by the UK and Europe insurance operations of £1,109 million to the Hong Kong with-profits business (31 December 2017: £1,235 million). Including this amount the Asia with-profits policyholder liabilities are £40,764 million (31 December 2017: £34,198 million).
(vii)
Averages have been based on opening and closing balances and exclude unallocated surplus of with-profits funds.

(ii)    Duration of liabilities

The table below shows the carrying value of policyholder liabilities and the maturity profile of the cash flows on a discounted basis, taking account of expected future premiums and investment returns:

	31 Dec 2018 £m	31 Dec 2017 £m

Policyholder liabilities	72,107	62,898

Expected maturity:	31 Dec 2018%	31 Dec 2017%

0 to 5 years	20	21
5 to 10 years	19	19
10 to 15 years	15	16
15 to 20 years	12	12
20 to 25 years	10	10
Over 25 years	24	22

(iii)    Summary policyholder liabilities (net of reinsurance) and unallocated surplus

At 31 December 2018, the policyholder liabilities and unallocated surplus for Asia operations excluding joint ventures and after deducting intra-group reinsurance liabilities ceded by UK and Europe of £74,618 million (2017: £66,372 million), net of external reinsurance of £2,777 million (2017: £1,960 million), comprised the following:

	2018 £m	2017 £m

Hong Kong	34,545	29,411
Indonesia	3,680	3,762
Malaysia	5,447	5,014
Singapore	18,154	17,432
Taiwan	4,203	3,729
Other operations	5,812	5,064

Total Asia operations	71,841	64,412

C4.1(c)    US insurance operations

(i)
Analysis of movements in policyholder liabilities

A reconciliation of the total policyholder liabilities of US insurance operations from the beginning of the year to the end of the year is as follows:

US insurance operations

	Variable annuity separate account liabilities £m	Fixed annuity, GICs and other business £m	Total £m

At 1 January 2017	120,411	57,215	177,626

Premiums	11,529	3,690	15,219
Surrenders	(6,997)	(3,020)	(10,017)
Maturities/deaths	(1,026)	(1,039)	(2,065)

Net flowsnote(ii)	3,506	(369)	3,137
Transfers from general to separate account	2,096	(2,096)	–
Investment-related items and other movements	15,956	295	16,251
Foreign exchange translation differencesnote(i)	(11,441)	(4,849)	(16,290)

At 31 December 2017/1 January 2018	130,528	50,196	180,724

Premiums	10,969	2,971	13,940
Surrenders	(8,797)	(3,344)	(12,141)
Maturities/deaths	(1,085)	(927)	(2,012)

Net flowsnote(ii)	1,087	(1,300)	(213)
Addition for closed block of group payout annuities in the USnote(iii)	–	4,143	4,143
Transfers from general to separate account	530	(530)	–
Investment-related items and other movementsnote(iv)	(11,561)	1,562	(9,999)
Foreign exchange translation differencesnote(i)	7,636	3,309	10,945

At 31 December 2018	128,220	57,380	185,600

Average policyholder liability balancesnote(v)
2018	129,374	52,752	182,126
2017	125,469	53,706	179,175

Notes

(i)
Movements in the year have been translated at an average rate of US$1.34: £1.00 (2017: US$1.29: £1.00). The closing balances have been translated at closing rate of US$1.27: £1.00 (2017: US$1.35: £1.00). Differences upon retranslation are included in foreign exchange translation differences.
(ii)
Net outflows were £213 million (2017: inflows £3,137 million), with positive inflows to variable annuities business as new business exceeds withdrawals and surrenders offset by outflows from fixed annuity, GICs and other business as the portfolio matures.
(iii)
In October 2018, Jackson entered into an agreement with John Hancock Life to reinsure 100 per cent of the group payout annuity business. The transaction resulted in an increase to policyholder liabilities of Jackson £4.1 billion at the inception of the contract.
(iv)
Negative investment-related items and other movements in variable annuity separate account liabilities of £(11,561) million for 2018 primarily reflects the decrease in equity and bond values during the year. Fixed annuity, GIC and other business investment and other movements of £1,562 million primarily reflect the interest credited to the policyholder accounts and increase in the guarantee reserves in the year.
(v)
Averages have been based on opening and closing balances and adjusted for acquisitions, disposals and corporate transactions arising in the year.

(ii)
Duration of liabilities

The table below shows the carrying value of policyholder liabilities and maturity profile of the cash flows on a discounted basis for 2018 and 2017:

	31 Dec 2018			31 Dec 2017

	Fixed annuity and other business (including GICs and similar contracts) £m	Variable annuity separate account liabilities £m	Total £m	Fixed annuity and other business (including GICs and similar contracts) £m	Variable annuity separate account liabilities £m	Total £m

Policyholder liabilities	57,380	128,220	185,600	50,196	130,528	180,724

Expected maturity:	%	%	%	%	%	%

0 to 5 years	51	40	43	50	42	44
5 to 10 years	24	28	27	25	29	28
10 to 15 years	12	16	15	12	15	14
15 to 20 years	7	9	8	7	8	8
20 to 25 years	3	4	4	3	4	4
Over 25 years	3	3	3	3	2	2

(iii)    Aggregate account values

The table below shows the distribution of account values for fixed annuities (fixed interest rate and fixed index), the fixed account portion of variable annuities, and interest-sensitive life business within the range of minimum guaranteed interest rates as described in note C4.2(b).

	Fixed annuities and the fixed account portion of variable annuities £m		Interest-sensitive life business £m

Minimum guaranteed interest rate	31 Dec 2018	31 Dec 2017	31 Dec 2018	31 Dec 2017

> 0% – 1.0%	7,584	6,887	–	–
> 1.0% – 2.0%	6,789	7,385	–	–
> 2.0% – 3.0%	10,075	9,799	229	221
> 3.0% – 4.0%	1,274	1,272	2,394	2,341
> 4.0% – 5.0%	1,794	1,744	2,106	2,059
> 5.0% – 6.0%	225	220	1,703	1,651

Total	27,741	27,307	6,432	6,272

C4.1(d)    UK and Europe insurance operations

(i)
Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of UK and Europe insurance operations from the beginning of the year to the end of the year is as follows:

		Shareholder-backed funds and subsidiaries
	With-profits sub-funds £m	Unit-linked liabilities £m	Annuity and other long-term business £m	Total £m
	note (v)

At 1 January 2017	113,146	22,119	34,039	169,304
Comprising:

– Policyholder liabilities on the consolidated statement of financial position	101,496	22,119	34,039	157,654
– Unallocated surplus of with-profits funds on the consolidated statement of financial position	11,650	–	–	11,650

Premiums	12,527	1,923	360	14,810
Surrenders	(4,506)	(2,342)	(91)	(6,939)
Maturities/deaths	(4,564)	(612)	(1,959)	(7,135)

Net flowsnote(i)	3,457	(1,031)	(1,690)	736
Shareholders' transfers post-tax	(233)	–	–	(233)
Switches	(192)	192	–	–
Investment-related items and other movements	8,408	1,865	873	11,146
Foreign exchange translation differences	113	–	–	113

At 31 December 2017/1 January 2018	124,699	23,145	33,222	181,066

Comprising:

– Policyholder liabilities on the consolidated statement of financial position	111,222	23,145	33,222	167,589
– Unallocated surplus of with-profits funds on the consolidated statement of financial position	13,477	–	–	13,477

Reclassification of reinsured UK annuity contracts as held for salenote(ii)	–	–	(10,858)	(10,858)
Premiums	12,525	1,147	339	14,011
Surrenders	(4,764)	(1,950)	(66)	(6,780)
Maturities/deaths	(4,552)	(619)	(1,625)	(6,796)

Net flowsnote(i)	3,209	(1,422)	(1,352)	435
Shareholders' transfers post-tax	(259)	–	–	(259)
Switches	(165)	165	–	–
Investment-related items and other movementsnote(iii)	(3,341)	(1,171)	(969)	(5,481)
Foreign exchange translation differences	(14)	–	–	(14)

At 31 December 2018	124,129	20,717	20,043	164,889

Comprising:

– Policyholder liabilities on the consolidated statement of financial position	110,795	20,717	20,043	151,555
– Unallocated surplus of with-profits funds on the consolidated statement of financial position	13,334	–	–	13,334

Average policyholder liability balancesnote(iv)
2018	111,009	21,931	29,347	162,287
2017	106,359	22,632	33,631	162,622

  Notes

(i)
Net inflows were £435 million (31 December 2017: net inflows of £736 million). Inflows into the with-profits business were offset by outflows from both the annuity business, as the closed book matures, and the unit-linked business. The levels of inflows/outflows for the unit-linked business is driven by corporate pension schemes with transfers in or out from only a small number of schemes influencing the level of flows in the year.
(ii)
The reclassification as held for sale of the reinsured UK annuity business that will be transferred to Rothesay life once the Part VII process is complete reflects the value policyholder liabilities held at 1 January 2018.
(iii)
Investment-related items and other movements for with-profits business principally comprise investment return attributable to policyholders reflecting falling equity markets in the later quarter of the year. For shareholder-backed annuity and other long-term business, investment-related items and other movements include the effect of movements in interest rates and credit spreads.
(iv)
Averages have been based on opening and closing balances and adjusted for acquisitions, disposals and corporate transactions arising in the year and exclude unallocated surplus of with-profits funds.
(v)
Includes the Scottish Amicable Insurance Fund.

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

The following tables show the carrying value of the policyholder liabilities and the maturity profile of the cash flows, on a discounted basis:

	31 Dec 2018 £m

	With-profits business			Annuity business (insurance contracts)			Other			Total

	Insurance contracts	Investment contracts	Total	Non- profit annuities within WPSF	Shareholder- backed annuity	Total	Insurance contracts	Investments contracts	Total

Policyholder liabilities	34,242	67,020	101,262	9,533	19,119	28,652	6,063	15,578	21,641	151,555

	31 Dec 2018%

Expected maturity:
0 to 5 years	34	37	36	33	27	29	44	32	36	35
5 to 10 years	23	27	26	26	23	24	25	24	24	25
10 to 15 years	16	17	17	17	19	18	15	18	17	17
15 to 20 years	11	9	10	11	14	13	8	12	11	10
20 to 25 years	7	4	5	6	9	8	4	7	6	6
over 25 years	9	6	6	7	8	8	4	7	6	7

	31 Dec 2017 £m

Policyholder liabilities	38,285	62,328	100,613	10,609	32,572	43,181	6,714	17,081	23,795	167,589

	31 Dec 2017%

Expected maturity:
0 to 5 years	33	37	36	31	26	27	41	31	34	34
5 to 10 years	23	27	25	24	23	23	26	22	23	25
10 to 15 years	16	17	17	17	18	18	15	18	17	17
15 to 20 years	11	10	10	11	13	13	9	13	12	11
20 to 25 years	7	4	5	7	9	9	5	8	7	6
over 25 years	10	5	7	10	11	10	4	8	7	7

—
The cash flow projections of expected benefit payments used in the maturity profile table above are from value of in-force business and exclude the value of future new business, including future vesting of internal pension contracts.
—
Benefit payments do not reflect the pattern of bonuses and shareholder transfers in respect of the with-profits business.
—
Shareholder-backed annuity business includes the ex-PRIL and the legacy PAC shareholder annuity business but excludes the amount classified as held for sale.
—
Investment contracts under 'Other' comprise certain unit-linked and similar contracts accounted for under IAS 39 and IFRS 15.
—
For business with no maturity term included within the contracts, for example, with-profits investment bonds such as Prudence Bonds, an assumption is made as to likely duration based on prior experience.

(iii)    Annuitant mortality

Mortality assumptions for UK annuity business are set in light of recent population and internal experience, with an allowance for expected future mortality improvements. Given the long-term nature of annuity business, longevity remains a significant assumption in determining policyholder liabilities. The assumptions used reference recent population mortality data, with specific risk factors applied on a per policy basis to reflect the features of the Company's portfolio.

The recent declining mortality improvements observed in population data were considered as part of the judgement exercised in setting the 2018 mortality basis. New mortality projection models are released regularly by the Continuous Mortality Investigation (CMI). The CMI 2016 model was used to produce the 2018 results, the CMI 2015 model was used to produce the 2017 results and the CMI 2014 model was used to produce the 2016 results. The default calibration of CMI 2016 was adopted to reflect the Company's view of future mortality improvements based on a range of possible outcomes, with an appropriate margin for prudence. The mortality improvement assumptions used are summarised in the table below:

Year ended		CMI Model, with calibration to reflect future mortality improvements

31 December 2018	CMI 2016	For males: with a long-term improvement rate of 2.25% pa
For females: with a long-term improvement rate of 2.00% pa

31 December 2017	CMI 2015	For males: with a long-term improvement rate of 2.25% pa
For females: with a long-term improvement rate of 2.00% pa

31 December 2016	CMI 2014	For males: with a long-term improvement rate of 2.25% pa*
For females: with a long-term improvement rate of 1.50% pa*

*
In 2016, for both males and females, the initial rates of mortality improvement in the CM I2014 model were uplifted by 0.25 per cent per annum.

For annuities in deferment, the tables used were AM92 – four years (males) and AF92 – four years (females) for 2018, 2017 and 2016.

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

This is achieved either through adding an explicit allowance for assumptions to deviate from best estimate or by applying an overlay constraint so that on day one no negative reserves (ie where future premium inflows are expected to exceed prudent future claims and outflows) are derived at an individual policyholder level, or a combination of both.

Contract type	Description	Material features	Determination of liabilities

In Vietnam, the Company uses an estimation basis aligned substantially to that used by the countries applying the gross premium valuation method.

For India and Taiwan, US GAAP is applied for measuring insurance liabilities. For these businesses, the future policyholder benefit provisions for non-linked business are determined using the net level premium method, with an allowance for surrenders, maintenance and claims expenses. Rates of interest used in establishing the policyholder benefit provisions vary by operation depending on the circumstances attaching to each block of business.
The other Asia operations principally adopt a net premium valuation method to determine the future policyholder benefit provisions.

Unit-linked	Combines savings with protection, the cash value of the policy depends on the value of the underlying unitised funds.		The attaching liabilities reflect the unit value obligation driven by the value of the investments of the unit fund. Additional technical provisions are held for guaranteed benefits beyond the unit fund value using a gross premium valuation method. These additional provisions are recognised as a component of other business liabilities.

Health and protection	Health and protection features are offered as supplements to the products listed above or sold as standalone products. Protection covers mortality or morbidity benefits including health, disability, critical illness and accident coverage.	The determination of the liabilities of health and protection contracts are driven by the local solvency basis. A gross premium valuation method is used in those countries where a risk-based capital framework is adopted for local solvency. Under the gross premium valuation method, all cash flows are valued explicitly using best estimate assumptions with a suitable margin for prudence.

This is achieved either through adding an explicit allowance for assumptions to deviate from best estimate or by applying an overlay constraint so that on day one no negative reserves (ie where future premium inflows are expected to exceed prudent future claims and outflows) are derived at an individual policyholder level, or a combination of both.

C4.2(b) US

Contract type	Description	Material features	Determination of liabilities

Fixed interest rate annuities	Fixed interest rate annuities are primarily deferred annuity products that are used for asset accumulation in retirement planning and for providing income in retirement. At 31 December 2018, fixed interest rate annuities accounted for 7 per cent (2017: 7 per cent) of policy and contract liabilities of Jackson.

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

Approximately 64 per cent (2017: 60 per cent) of the fixed interest rate annuities Jackson wrote in 2018 provide for a (positive or negative) market value adjustment (MVA) on surrender. This formula-based adjustment approximates the change in value that assets supporting the product would realise as interest rates move.

Guaranteed minimum interest rate. At 31 December 2018, Jackson had fixed interest rate annuities totalling £12.6 billion (2017: £12.6 billion) in account value with minimum guaranteed rates ranging from 1.0 per cent to 5.5 per cent and a 2.91 per cent average guaranteed rate (2017: 1.0 per cent to 5.5 per cent and a 2.93 per cent average guaranteed rate).	As explained in note A3.1 all of Jackson's insurance liabilities are based on US GAAP. An overview of the deferral and amortisation of acquisition costs for Jackson is provided in note C5.2(b).

With minor exceptions the following is applied to most of Jackson's contracts. Contracts are accounted for as investment contracts as defined for US GAAP purposes by applying a retrospective deposit method to determine the liability for policyholder benefits.

This is then augmented by:

–

Any amounts that have been assessed to compensate the insurer for services to be performed over future periods (ie deferred income);

–

Any amounts previously assessed against policyholders that are refundable on termination of the contract; and

–

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

–

Amounts expected to be assessed for mortality less benefit claims in excess of related policyholder balances;

–

Amounts expected to be assessed for contract administration less costs incurred for contract administration;

–

Amounts expected to be earned from the investment of policyholder balances less interest credited to policyholder balances;

–

Amounts expected to be assessed against policyholder balances upon termination of contracts (sometimes referred to as surrender charges); and

–

Other expected assessments and credits.

The interest guarantees are not explicitly valued but are reflected as they are earned in the current account liability value.

Contract type	Description	Material features	Determination of liabilities

Fixed index annuities	Fixed index annuities vary in structure but are generally deferred annuities that enable policyholders to obtain a portion of an equity-linked return (based on participation rates and caps), and provide a guaranteed minimum return. Fixed index annuities accounted for 5 per cent (2017: 5 per cent) of Jackson's policy and contract liabilities at 31 December 2018.

Jackson hedges the equity return risk on fixed index products using offsetting equity exposure in the variable annuity product. The cost of hedging is taken into account in setting the index participation rates or caps.

Guaranteed minimum rates are generally set at 1.0 to 3.0 per cent. At 31 December 2018, Jackson had fixed index annuities allocated to indexed funds totalling £6.0 billion (31 December 2017: £6.3 billion) in account value with minimum guaranteed rates on index accounts ranging from 1.0 per cent to 3.0 per cent and a 1.77 per cent average guaranteed rate (2017: 1.0 per cent to 3.0 per cent and a 1.77 per cent average guarantee rate).

Jackson offers an optional lifetime income rider, which can be elected for an additional fee.

Jackson also offers fixed interest accounts on some fixed index annuity products. At 31 December 2018, fixed interest accounts of fixed index annuities totalled £2.7 billion (2017: £2.5 billion) in account value.

Minimum guaranteed rates on fixed interest accounts range from 1.0 per cent to 3.0 per cent and a 2.57 per cent average guaranteed rate (2017: 1.0 per cent to 3.0 per cent and a 2.58 per cent average guaranteed rate).

The liability for policyholder benefits that represent the guaranteed minimum return is determined similarly to the liabilities of the fixed interest annuity above. The equity-linked return option within the contract is treated as an embedded liability under US GAAP and therefore this element of the liability is recognised at fair value.

The liability for the lifetime income rider is determined each period end by estimating the expected value of benefits in excess of the projected account balance and recognising the excess on a prorated basis over the life of the contract based on total expected assessments.

Group pay-out annuities	Group payout annuities consist of a block of defined benefit annuity plans assumed from John Hancock USA. A single premium payment from an employer (contract holder) funds the pension benefits for its employees (participants). The contracts are tailored to meet the requirements of the specific pension plan being covered. This is a closed block of business from two standpoints: (1) John Hancock USA is no longer selling new contracts and (2) contract holders (companies) are no longer adding additional participants to these defined benefit pension plans. The majority of participants are in the payout phase, but there are some participants in the deferral phase.	The contracts provide annuity payments that meet the requirements of the specific pension plan being covered. In some cases, the contracts have pre-retirement death and/or withdrawal benefits, pre-retirement surviving spouse benefits, and/or subsidised early retirement benefits.	The liability for future benefits is determined under US GAAP methodology for limited-payment contracts, using assumptions as of the acquisition date as to mortality and expense plus provisions for adverse deviation.

Contract type	Description	Material features	Determination of liabilities

Variable annuities	Variable annuities are deferred annuities that have the same tax advantages and payout options as fixed interest rate and fixed index annuities. They are also used for asset accumulation in retirement planning and to provide income in retirement. At 31 December 2018, variable annuities accounted for 75 per cent (2017: 77 per cent) of Jackson's policy and contract liabilities.

The rate of return depends upon the performance of the selected fund portfolio. Policyholders may allocate their investment to either the fixed account or a selection of variable accounts. Subject to benefit guarantees, investment risk on the variable account is borne by the policyholder, while investment risk on the fixed account is borne by Jackson through guaranteed minimum fixed rates of return. At 31 December 2018, 5 per cent (2017: 5 per cent) of variable annuity funds were in fixed accounts.

Jackson had variable annuity funds in fixed accounts totalling £6.4 billion (2017: £5.9 billion) with minimum guaranteed rates ranging from 1.0 per cent to 3.0 per cent and a 1.70 per cent average guaranteed rate (2017: 1.0 per cent to 3.0 per cent and a 1.68 per cent average guaranteed rate).

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

		Benefits that are payable in the event of death (guaranteed minimum death benefit).	The liability for Guaranteed Minimum Death Benefit (GMDB) is determined each period end by estimating the expected value of benefits in excess of the projected account balance and recognising the excess rateably over the life of the contract based on total expected assessments. At 31 December 2018, these liabilities were valued using a series of stochastic investment performance scenarios, a mean investment return of 7.4 per cent (2017: 7.4 per cent) net of external fund management fees, and assumptions for policyholder behaviour, mortality and expense that are similar to those used in amortising the capitalised acquisition costs.

		Benefits that are payable upon the depletion of funds (guaranteed minimum withdrawal benefit).	The liability for the Guaranteed Minimum Withdrawal Benefit (GMWB) 'for life' portion is determined similarly to GMDB above.

Contract type	Description	Material features	Determination of liabilities

Provisions for benefits under Guaranteed Minimum Withdrawal Benefit 'not for life' features are recognised at fair value under US GAAP.

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

The direct Guaranteed Minimum Income Benefit (GMIB) liability is determined by estimating the expected value of the annuitisation benefits in excess of the projected account balance at the date of annuitisation and recognising the excess rateably over the life of the contract based on total expected assessments.

Guaranteed Minimum Income Benefits are reinsured, subject to a deductible and annual claim limits. Due to the net settlement provisions of the reinsurance agreement, under the 'grandfathered' US GAAP, it is recognised at fair value with the change in fair value included as a component of short-term fluctuations.
Volatility and non-performance risk is considered as per GMWB above.

		Benefits that are payable at the end of a specified period (guaranteed minimum accumulation benefit). This feature is no longer offered.	Provisions for Guaranteed Minimum Accumulation Benefit (GMAB) are recognised at fair value under US GAAP. Volatility and non-performance risk is considered as per GMWB above.

Life insurance	Life products include term life, traditional life and interest-sensitive life (universal life and variable universal life). Life insurance products accounted for 9 per cent (2017: 9 per cent) of Jackson's policy and contract liabilities at 31 December 2018. Jackson discontinued new sales of life insurance products in 2012.

Term life provides protection for a defined period and a benefit that is payable to a designated beneficiary upon death of the insured.

Excluding the business that is subject to the retrocession treaties at 31 December 2018, Jackson had interest-sensitive life business in force with total account value of £6.4 billion (2017: £6.3 billion), with minimum guaranteed interest rates ranging from 2.5 per cent to 6.0 per cent with a 4.67 per cent average guaranteed rate (2017: 2.5 per cent to 6.0 per cent with a 4.67 per cent average guaranteed rate).	For term and traditional life insurance contracts, provisions for future policy benefits are determined under US GAAP using the net level premium method and assumptions as of the issue date as to mortality, interest, policy lapses and expenses plus provisions for adverse deviation for directly sold business and assumptions at purchase for acquired business.

For universal life and variable universal life a retrospective deposit method is used to determine the liability for policyholder benefits. This is then augmented by additional liabilities to account for no-lapse guarantees, profits followed by losses, contract features such as persistency bonuses, and cost of interest rate guarantees.

Contract type	Description	Material features	Determination of liabilities

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

Institutional products	Institutional products are: guaranteed investment contracts (GICs), funding agreements (including agreements issued in conjunction with Jackson's participation in the US Federal Home Loan Bank programme) and Medium Term Note funding agreements. At 31 December 2018 institutional products accounted for 1 per cent of contract liabilities (31 December 2017: 1 per cent).	GICs feature a lump sum policyholder deposit on which interest is paid at a rate fixed at inception. Market value adjustments are made to the value of any early withdrawals.

Funding agreements feature either lump sum or periodic policyholder deposits. Interest is paid at a fixed or index linked rate. Funding agreements have a duration of between one and 30 years. In 2018 and 2017 there were no funding agreements terminable by the policyholder with less than 90 days' notice.

Institutional products are classified as investment contracts, and are accounted for as financial liabilities. The currency risk on contracts that represent currency obligations other than US dollars are hedged using cross-currency swaps.

C4.2(c) UK and Europe

Contract type	Description	Material features	Determination of liabilities

PruFund contracts	A range of with-profits contracts offer policyholders a choice of investment profiles.

Unlike traditional with-profits contracts, no regular bonuses are declared. Total policyholder return is determined by an Expected Growth Rate (EGR). A different EGR is applied for each of the different PruFund funds within the range, each relating to the individual asset mix of that fund. The applicable EGR, net of the relevant charges, is applied to calculate the smoothed unit value of policyholder funds.

In normal investment conditions the EGR is expected to reflect PAC's view of how the funds will perform over the longer term. An adjustment is made to the smoothed unit value if it moves outside of a specified range relative to the value of the underlying assets.

The EGRs are reviewed and updated quarterly, with the smoothed unit value calculated daily. Prescribed adjustments to the smoothed unit value are applied quarterly, monthly or daily, depending on specific market condition related triggers.

If the customer terminates the policy the smoothed unit value is paid out. For the purposes of determining shareholder transfers, the difference between the smoothed unit value on withdrawal and the initial investment is treated as a terminal bonus.

The liabilities for PruFund contracts are calculated in accordance with the methodology applied to other with-profits sub-fund contracts, as described below.

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

The shareholder receives one ninth of the cost of bonuses declared to the customer distributed by the typical regular and final bonuses.

The policyholder liabilities reported for the WPSF are primarily for two broad types of business. These are accumulating and conventional with-profits contracts. The policyholder liabilities of the WPSF are accounted for in accordance with the requirements of 'grandfathered' FRS 27.

For with-profits business a market consistent valuation is performed. Additional assumptions required are for persistency and the management actions under which the fund is managed. Assumptions used for a market-consistent valuation typically do not contain margins, whereas those used for the valuation of other classes of business do.

Contract type	Description	Material features	Determination of liabilities

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

The liabilities calculation under the realistic regime requirement is explained further in note A3.1 under the UK regulated with-profits section.

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

Contract type	Description	Material features	Determination of liabilities

SAIF with- profits	SAIF is a ring-fenced with-profits sub-fund of PAC. No new business is written in SAIF, although regular premiums are still being paid on in-force policies. The fund is solely for the benefit of policyholders of SAIF. Shareholders have no interest in the profits of this fund although they are entitled to asset management fees on this business. The process for determining policyholder bonuses of SAIF with-profits policies, is similar to that for the with-profits policies of the WPSF. However, in addition, the surplus assets in SAIF are allocated to policies in an orderly and equitable distribution over time as enhancements to policyholder benefits.	Provision is made for the risks attaching to some SAIF unitised with-profits policies that have (Market Value Reduction) MVR-free dates and for those SAIF products which have a guaranteed minimum benefit on death or maturity of premiums accumulated at 4 per cent per annum.

The Group's main exposure to guaranteed annuities in the UK is through SAIF and a provision of £361 million was held in SAIF at 31 December 2018 (31 December 2017: £503 million) to honour the guarantees. As SAIF is a separate sub-fund solely for the benefit of policyholders of SAIF, this provision has no impact on the financial position of the Group's shareholders' equity.

The process of determining policyholder liabilities of SAIF is similar to that for the with-profits policies of the WPSF.

Annuities – level, fixed increase and inflation-linked annuities	Level

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

Contract type	Description	Material features	Determination of liabilities

With-profits

Written in the with-profits fund, these combine the income features of annuity products with the investment smoothing features of with-profits products and enable policyholders to obtain exposure to investment return on the with-profits fund equity shares, property and other investment categories over time.

As per with-profits products.	New mortality projection models are released annually by the Continuous Mortality Investigation (CMI). The CMI 2016 model was used to produce the 2018 results calibrated to reflect an appropriate view of future mortality improvements.

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

Valuation interest rates
Valuation interest rates used to discount the liabilities are based on the yields as at the valuation date on the assets backing the technical provisions. For fixed interest securities the internal rate of return of the assets backing the liabilities is used. Properties are valued using the redemption yield, and for equities it is the greater of the dividend yield and the average of the dividend yield and the earnings yield. An adjustment is made to the yield on non-risk-free fixed interest securities and property to reflect credit risk.
Credit risk
For IFRS reporting, the results for UK shareholder-backed annuity business are particularly sensitive to the allowances made for credit risk on fixed interest securities. Further details on credit risk allowance are provided in note B3(ii).

Unit-linked	UK and Europe insurance operations also have a book of unit-linked policies.	There are no guaranteed maturity values or guaranteed annuity options on unit-linked policies except for minor amounts for certain policies linked to cash units within SAIF.	For unit-linked contracts the attaching liability reflects the unit value obligation and, in the case of policies classified as insurance contracts, provision for expenses and mortality risk. The latter component is determined by applying mortality assumptions on a basis that is appropriate for the policyholder profile.

Contract type	Description	Material features	Determination of liabilities

For those contracts where the level of insurance risk is insignificant, the assets and liabilities arising under the contracts are distinguished between those that relate to the financial instrument liability and acquisition costs and deferred income that relate to the component of the contract that relates to investment management. Acquisition costs and deferred income are recognised consistent with the level of service provision in line with the requirements of IFRS 15.

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

The degree of smoothing is illustrated numerically by comparing in the following table the relatively 'smoothed' level of policyholder bonuses declared as part of the surplus for distribution, with the more volatile movement in investment return and other items of income and expenditure of the UK component of the UK with-profits fund for each year presented.

	2018 £m	2017 £m	2016 £m

Net income of the fund:
Investment return	(2,261)	9,985	13,185

Claims incurred	(8,776)	(8,449)	(7,410)
Movement in policyholder liabilities	(554)	(10,011)	(11,824)
Add back policyholder bonuses for the year (as shown below)	2,345	2,071	1,934

Claims incurred and movement in policyholder liabilities
(including charge for provision for asset shares and excluding policyholder bonuses)	(6,985)	(16,389)	(17,300)
Earned premiums, net of reinsurance	12,505	12,508	9,261
Other income	36	35	177
Acquisition costs and other expenditure	(1,170)	(1,732)	(1,288)
Share of profits from investment joint ventures	36	106	22
Tax credit (charge)	273	(440)	(739)

Net income of the fund before movement in unallocated surplus	2,434	4,073	3,318
Movement in unallocated surplus	170	(1,769)	(1,169)

Surplus for distribution	2,604	2,304	2,149

Surplus for distribution allocated as follows:
– 90% policyholders' bonus (as shown above)	2,345	2,071	1,934
– 10% shareholders' transfers	259	233	215

	2,604	2,304	2,149

C5    Intangible assets

C5.1
Goodwill

	31 Dec 2018 £m			31 Dec 2017 £m
	Attributable to:
	Shareholders	With-profits	Total	Total

Carrying value at beginning of year	1,458	24	1,482	1,628
Acquisition of TMB Asset Management Co., Ltd. in Thailand (see note D1.2)	181	–	181	–
Other additions in the year (see below)	–	195	195	9
Disposals/reclassifications to held for sale	–	(10)	(10)	(155)
Exchange differences	12	(3)	9	–

Carrying value at end of year	1,651	206	1,857	1,482

Comprising:
M&G – attributable to shareholders			1,153	1,153
Other – attributable to shareholders			498	305

Goodwill – attributable to shareholders			1,651	1,458
Venture fund investments – attributable to with-profits funds			206	24

			1,857	1,482

During 2018, the UK with-profits fund, via its venture fund holdings managed by M&GPrudential asset management, made a small number of acquisitions that are consolidated by the Group resulting in an addition to goodwill of £195 million. As these transactions are within the with-profits fund, they have no impact on shareholders' profit or equity for the year ended 31 December 2018. The impact on the Group's consolidated revenue, including investment returns, is not material. Had the acquisitions been effected at 1 January 2018, the revenue and profit of the Group for 2018 would not have been materially different.

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

Assessment of whether goodwill may be impaired

Goodwill is tested for impairment by comparing the cash-generating unit's carrying amount, including any goodwill, with its recoverable amount. The Group's methodology of assessing whether goodwill may be impaired for acquired life and asset management operations is discussed below:

M&G

The recoverable amount for the M&G business (which is part of the UK and Europe operating segment) has been determined by calculating the value in use of M&G Group Limited and its subsidiaries (considered to be a cash-generating unit during 2018). This has been calculated by aggregating the present value of future cash flows expected to be derived from the M&G business.

The discounted cash flow valuation has been based on a three-year plan prepared by M&G, and approved by management, and cash flow projections for later years.

The value in use is particularly sensitive to a number of key assumptions as follows:

  —
  The set of economic, market and business assumptions used to derive the three-year plan. The direct and secondary effects of recent developments, such as changes in global equity markets and trends in fund flows, are considered by management in arriving at the expectations for the final projections for the plan;
  —
  The assumed growth rate on forecast cash flows beyond the terminal year of the plan after considering expected future and past growth rates. A growth rate of 1.7 per cent (2017: 1.7 per cent) has been used to extrapolate beyond the plan period;
  —
  The risk discount rate. Differing discount rates have been applied in accordance with the nature of the individual component businesses. For the most material component retail and institutional business, a risk discount rate of 12 per cent (2017: 12 per cent) has been applied to post-tax cash flows. The pre-tax risk discount rate was 15 per cent (2017: 15 per cent); and
  —
  That asset management contracts continue on similar terms.

Management believes that any reasonable change in the key assumptions would not cause the recoverable amount of M&G to fall below its carrying amount.

Other goodwill attributable to shareholders

Other goodwill attributable to shareholders represents amounts allocated to entities in Asia in respect of both acquired asset management and life businesses. The goodwill in respect of asset management businesses at 31 December 2018 comprised mainly the goodwill arising from the acquisition of TMB Asset Management Co., Ltd. in Thailand during the year (see note D1.2). At 31 December 2018, the recoverable amount of this business has been determined by using a discounted cash flow valuation.

For acquired life businesses, the Company routinely compares the aggregate of net asset value and acquired goodwill on an IFRS basis of acquired life business with the value of the current in-force business as determined using the EEV methodology. Any excess of IFRS over EEV carrying value is then compared with EEV basis value of current and projected future new business to determine whether there is any indication that the goodwill in the IFRS statement of financial position may be impaired. The methodology and assumptions underpinning the Group's EEV basis of reporting are included in the EEV basis supplementary information in this Annual Report.

Venture fund investments

Goodwill for venture fund investments is tested for impairment by comparing the business's carrying value, including goodwill to its recoverable amount (fair value less costs to sell). The accumulated impairment of goodwill as at 31 December 2018 was £4.7 million (31 December 2017: nil), wholly attributable to with-profits funds.

C5.2
Deferred acquisition costs and other intangible assets

	31 Dec 2018 £m	31 Dec 2017 £m

Deferred acquisition costs and other intangible assets attributable to shareholdersnote(i)	11,784	10,866
Other intangible assets, including computer software, attributable to with-profits funds	139	145

Total of deferred acquisition costs and other intangible assets	11,923	11,011

(i)    Deferred acquisition costs and other intangible assets attributable to shareholders

Total deferred acquisition costs and other intangible assets attributable to shareholders comprise:

	31 Dec 2018 £m	31 Dec 2017 £m

Deferred acquisition costs related to insurance contracts as classified under IFRS 4	10,017	9,170
Deferred acquisition costs related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	78	63

Deferred acquisition costs related to insurance and investment contractsnote(ii)	10,095	9,233

Present value of acquired in-force policies for insurance contracts as classified under IFRS 4 (PVIF)	34	36
Distribution rights and other intangibles	1,655	1,597

Present value of acquired in-force (PVIF) and other intangibles attributable to shareholdersnote(iii)	1,689	1,633

Total of deferred acquisition costs and other intangible assetsnote (a)	11,784	10,866

Notes

(a)
Total deferred acquisition costs and other intangible assets can be further analysed by business operations as follows:

	31 Dec 2018 £m						31 Dec 2017 £m

	Deferred acquisition costs

	Asia insurance	US insurance	UK and Europe insurance	All asset management	PVIF and other intangibles*	Total	Total
		note (b)

Balance at 1 January	946	8,197	84	6	1,633	10,866	10,755
Additions	419	569	15	15	230	1,248	1,240
Amortisation to the income statement:note (c)†

Adjusted IFRS operating profit based on longer-term investment returns	(148)	(683)	(11)	(3)	(179)	(1,024)	(709)
Non-operating profit	–	(114)	–	–	(4)	(118)	455

	(148)	(797)	(11)	(3)	(183)	(1,142)	(254)
Disposals and transfers	–	–	–	–	(14)	(14)	–
Exchange differences and other movements	47	512	(2)	–	23	580	(799)
Amortisation of DAC related to net unrealised valuation movements on the US insurance operation's available-for-sale securities recognised within other comprehensive income†	–	246	–	–	–	246	(76)

Balance at 31 December	1,264	8,727	86	18	1,689	11,784	10,866

*
PVIF and other intangibles comprise PVIF, distribution rights and other intangibles such as software rights. Distribution rights relate to amounts that have been paid or have become unconditionally due for payment as a result of past events in respect of bancassurance partnership arrangements in Asia. These agreements allow for bank distribution of Prudential's insurance products for a fixed period of time. Software rights include additions of £34 million, amortisation of £32 million, foreign exchange losses of £7 million and a balance at 31 December 2018 of £62 million.

†
Under the Group's application of IFRS 4, US GAAP is used for measuring the insurance assets and liabilities of its US and certain Asia operations. Under US GAAP, most of the US insurance operation's products are accounted for under Accounting Standards Codification Topic 944, Financial Services – Insurance, of the Financial Accounting Standards Board whereby deferred acquisition costs are amortised in line with the emergence of actual and expected gross profits which are determined using an assumption for long-term investment returns for the separate account of 7.4 per cent (2017: 7.4 per cent) (gross of asset management fees and other charges to policyholders, but net of external fund management fees). The amounts included in the income statement and other comprehensive income affect the pattern of profit emergence and thus the DAC amortisation attaching. DAC amortisation is allocated to the operating and non-operating components of the Group's supplementary analysis of profit and other comprehensive income by reference to the underlying items (see note C7.3(iv)).
(b)
The DAC amount in respect of US insurance operations comprises amounts in respect of:

	31 Dec 2018 £m	31 Dec 2017 £m

Variable annuity business	8,477	8,208
Other business	299	278
Cumulative shadow DAC (for unrealised gains booked in other comprehensive income)*	(49)	(289)

Total DAC for US operations	8,727	8,197

*
A gain of £246 million (2017: a loss of £(76) million) for shadow DAC amortisation is booked within other comprehensive income to reflect the impact from the negative unrealised valuation movement in 2018 of £1,617 million (2017: positive unrealised valuation movement of £617 million). These adjustments reflect movement from period to period, in the changes to the pattern of reported gross profits that would have occurred if the assets reflected in the statement of financial position had been sold, crystallising the unrealised gains and losses, and the proceeds reinvested at the yields currently available in the market. At 31 December 2018, the cumulative shadow DAC balance as shown in the table above was negative £49 million (31 December 2017: negative £289 million).

(c)    Sensitivity of amortisation charge

The amortisation charge to the income statement is reflected in both adjusted IFRS operating profit based on longer-term investment returns and short-term fluctuations in investment returns. The amortisation charge to adjusted IFRS operating profit based on longer-term investment returns in a reporting period comprises:

  —
  A core amount that reflects a relatively stable proportion of underlying premiums or profit; and
  —
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

In 2018, the DAC amortisation charge for adjusted IFRS operating profit based on longer-term investment returns of US insurance operations was determined after including a debit for accelerated amortisation of £194 million (2017: credit for decelerated amortisation of £86 million). The acceleration arising in 2018 reflects a mechanical increase in the projected separate account return for the next five years under the mean-reversion technique. Under this technique the projected level of return for each of the next five years is adjusted so that in combination with the actual rates of return for the preceding three years (including the current period) the assumed long-term annual separate account return of 7.4 per cent is realised on average over the entire eight-year period. The acceleration in DAC amortisation in 2018 is driven both by the actual separate return in the year being lower than that assumed and by the lower than expected return in 2015 falling out of the eight-year period in effect reversing the deceleration experienced in 2015 under the mean reversion formula.

The application of the mean reversion formula (described in note A3.1) has the effect of dampening the impact of equity market movements on DAC amortisation while the mean reversion assumption lies within the corridor. At 31 December 2018, it would take approximate movements in separate account values of more than either negative 22 per cent or positive 57 per cent (31 December 2017: negative 32 per cent or positive 37 per cent) for the mean reversion assumption to move outside the corridor.

(ii)  Deferred acquisition costs related to insurance and investment contracts

The movements in deferred acquisition costs relating to insurance and investment contracts are as follows:

	2018 £m		2017 £m

	Insurance contracts	Investment management	Insurance contracts	Investment management
		note		note

DAC at 1 January	9,170	63	9,114	64
Additions	991	26	1,000	11
Amortisation	(947)	(11)	(77)	(12)
Exchange differences	557	–	(791)	–
Change in shadow DAC related to movement in unrealised appreciation of Jackson's securities classified as available-for-sale	246	–	(76)	–

DAC at 31 December	10,017	78	9,170	63

Note

All of the additions are through internal development. The carrying amount of the balance comprises the following gross and accumulated amortisation amounts:

	2018 £m	2017 £m

Gross amount	181	156
Accumulated amortisation	(103)	(93)

Net book amount	78	63

(iii)  Present value of acquired in-force (PVIF) and other intangibles attributable to shareholders

	2018 £m				2017 £m

	PVIF	Distribution rights	Other intangibles (including software)	Total	PVIF	Distribution rights	Other intangibles (including software)	Total
	note (a)	note (b)	note (c)		note (a)	note (b)	note (c)

At 1 January
Cost	227	1,793	363	2,383	226	1,628	321	2,175
Accumulated amortisation	(191)	(312)	(247)	(750)	(183)	(196)	(219)	(598)

	36	1,481	116	1,633	43	1,432	102	1,577

Additions	–	181	49	230	–	173	56	229
Amortisation charge	(4)	(142)	(37)	(183)	(7)	(121)	(37)	(165)
Disposals and transfers	–	–	(14)	(14)	–	–	–	–
Exchange differences and other movements	2	18	3	23	–	(3)	(5)	(8)

At 31 December	34	1,538	117	1,689	36	1,481	116	1,633

Comprising:
Cost	232	1,999	313	2,544	227	1,793	363	2,383
Accumulated amortisation	(198)	(461)	(196)	(855)	(191)	(312)	(247)	(750)

	34	1,538	117	1,689	36	1,481	116	1,633

Notes

(a)
All of the PVIF balances relate to insurance contracts. The PVIF attaching to investment contracts have been fully amortised. Amortisation is charged over the period of provision of asset management services as those profits emerge.

(b)
Distribution rights relate to fees paid in relation to the bancassurance partnership arrangements for the bank distribution of Prudential's insurance products for a fixed period of time. The distribution rights amounts are amortised on a basis to reflect the pattern in which the future economic benefits are expected to be consumed by reference to new business production levels.
(c)
Software is amortised over its useful economic life, which generally represents the licence period of the software acquired.

C6    Borrowings

C6.1
Core structural borrowings of shareholder-financed businesses

	31 Dec 2018 £m	31 Dec 2017 £m

Holding company operations:note(i)
US$250m 6.75% Notes (Tier 1)note(vi)	196	185
US$300m 6.5% Notes (Tier 1)note(vi)	235	222
US$700m 5.25% Notes (Tier 2)	550	517
US$550m 7.75% Notes (Tier 1)note(v)	–	407
US$1,000m 5.25% Notes (Tier 2)	780	731
US$725m 4.375% Notes (Tier 2)	565	530
US$750m 4.875% Notes (Tier 2)	583	548

Perpetual Subordinated Capital Securities	2,909	3,140

€20m Medium Term Notes 2023 (Tier 2)note(vii)	18	18
£435m 6.125% Notes 2031 (Tier 2)	431	430
£400m 11.375% Notes 2039 (Tier 2)	399	397
£600m 5% Notes 2055 (Tier 2)	591	591
£700m 5.7% Notes 2063 (Tier 2)	696	696
£750m 5.625% Notes 2051 (Tier 2)note(iv)	743	–
£500m 6.25% Notes 2068 (Tier 2)note(iv)	498	–
US$500m 6.5% Notes 2048 (Tier 2)note(iv)	391	–

Subordinated Notes	3,767	2,132

Subordinated debt total	6,676	5,272
Senior debt:note(ii)
£300m 6.875% Bonds 2023	294	300
£250m 5.875% Bonds 2029	223	249
Bank loannote(iii)	275	–

Holding company total	7,468	5,821
Prudential Capital bank loannote(iii)	–	275
Jackson US$250m 8.15% Surplus Notes 2027note(viii)	196	184

Total (per consolidated statement of financial position)	7,664	6,280

Notes

(i)
These debt tier classifications are consistent with the treatment of capital for regulatory purposes under the Solvency II regime. The Group has designated US$3,725 million (31 December 2017: US$4,275 million) of its US dollar denominated subordinated debt as a net investment hedge under IAS 39 to hedge the currency risks related to the net investment in Jackson.
(ii)
The senior debt ranks above subordinated debt in the event of liquidation. In 2018, as part of its preparation to demerge M&GPrudential, the Group made certain modifications to the terms and conditions of the senior bonds with bondholders' consent. The amendment to the terms and conditions will avoid an event of a technical default on the bonds, should the demerger proceed. The fees paid to bondholders have been adjusted to the carrying value of the bonds and will be amortised in subsequent periods. No other adjustments were made to the carrying value of the debt as a result of the modification.
(iii)
The bank loan of £275 million is drawn at a cost of 12-month GBP LIBOR plus 0.33 per cent. The loan, held by Prudential Capital as of 31 December 2017, was renewed in December 2018, with Prudential plc becoming the new holder. The loan matures on 20 December 2022 with an option to repay annually.
(iv)
In October 2018, the Company issued the following three substitutable core structural borrowings as part of the process required before demerger to rebalance debt across M&GPrudential and Prudential (see below):

– £750 million 5.625 per cent Tier 2 subordinated notes due 2051. The proceeds, net of costs, were £743 million;

– £500 million 6.25 per cent Tier 2 subordinated notes due 2068. The proceeds, net of costs, were £498 million; and

  – US$500 million 6.5 per cent Tier 2 subordinated notes due 2048. The proceeds, net of costs, were £389 million (US$498 million).

(v)
In December 2018, the Company paid £434 million to redeem its US$550 million 7.75 per cent Tier 1 perpetual subordinated notes.
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

Prior to the demerger, the Group expects to rebalance its debt capital across Prudential and M&GPrudential. This will include the ultimate holding company of M&GPrudential becoming an issuer of new debt, including debt substituted from Prudential, and Prudential redeeming some of its existing debt. Following these actions, the overall absolute quantum of debt across Prudential and M&GPrudential is currently expected to increase, by an amount which is not considered to be material in the context of the Group's total outstanding debt as at 30 June 2018, before any substitutable debt had been issued, of £7.6 billion (comprising the Group's core structural borrowings of £6.4 billion and shareholder borrowings from short-term fixed income securities programme of £1.2 billion). At the time of the demerger, Prudential expects M&GPrudential to be holding around £3.5 billion of subordinated debt. This expectation is subject to the M&GPrudential capital risk appetite being approved by the Board of the ultimate holding company of M&GPrudential, once fully constituted to include independent non-executive directors, and reflects the current operating environment and economic conditions, material changes in which may lead to a different outcome.

C6.2    Other borrowings

(i)
Operational borrowings attributable to shareholder-financed businesses

	31 Dec 2018 £m	31 Dec 2017 £m

Commercial Paper	472	485
Medium Term Notes 2018	–	600

Borrowings in respect of short-term fixed income securities programmes	472	1,085

Bank loans and overdrafts	90	70
Obligations under finance leases	19	5
Other borrowings	417	631

Other borrowingsnote	526	706

Total	998	1,791

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

(ii)
Borrowings attributable to with-profits businesses

	31 Dec 2018 £m	31 Dec 2017 £m

Non-recourse borrowings of consolidated investment funds*	3,845	3,570
£100m 8.5% undated subordinated guaranteed bonds of Scottish Amicable Finance plc†	–	100
Other borrowings (including obligations under finance leases)	95	46

Total	3,940	3,716

*
In all instances the holders of the debt instruments issued by these subsidiaries and funds do not have recourse beyond the assets of these subsidiaries and funds.
†
The interests of the holders of the bonds issued by Scottish Amicable Finance plc, a subsidiary of the Scottish Amicable Insurance Fund, are subordinated to the entitlements of the policyholders of that fund. These bonds were redeemed in full on 30 June 2018.

C6.3    Maturity analysis

The following table sets out the remaining contractual maturity analysis of the Group's borrowings as recognised in the statement of financial position:

	Shareholder-financed businesses				With-profits businesses

	Core structural borrowings		Operational borrowings		Borrowings

	31 Dec 2018 £m	31 Dec 2017 £m	31 Dec 2018 £m	31 Dec 2017 £m	31 Dec 2018 £m	31 Dec 2017 £m

Less than 1 year	–	275	840	1,723	573	351
1 to 2 years	–	–	89	1	71	371
2 to 3 years	–	–	1	1	90	184
3 to 4 years	275	–	–	–	5	59
4 to 5 years	312	–	–	–	102	1
Over 5 years	7,077	6,005	68	66	3,099	2,750

Total	7,664	6,280	998	1,791	3,940	3,716

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

Type of business	Market and credit risk			Insurance and lapse risk

	Investments/derivatives	Liabilities/unallocated surplus	Other exposure

Asia insurance operations (see also section C7.2)
All business	Currency risk			Mortality and morbidity risk Persistency risk

With-profits business	Net neutral direct exposure (indirect exposure only)		Investment performance subject to smoothing through declared bonuses
Unit-linked business	Net neutral direct exposure (indirect exposure only)		Investment performance through asset management fees

Non-participating business	Asset/liability mismatch risk

	Credit risk	Interest rates for those operations where the basis of insurance liabilities is sensitive to current market movements
Interest rate and price risk

US insurance operations (see also section C7.3)
All business	Currency risk			Persistency risk

Variable annuity business	Net effect of market risk arising from incidence of guarantee features and variability of asset management fees offset by derivative hedging programme			Risk that utilisation of withdrawal benefits or lapse levels differ from those assumed in pricing

Fixed index annuity business	Derivative hedge programme to the extent not fully hedged against liability	Incidence of equity participation features

Fixed index annuities, Fixed annuities and GIC business	Credit risk Interest rate risk Profit and loss and shareholders' equity are volatile for these risks as they affect the values of derivatives and embedded derivatives and impairment losses. In addition, shareholders' equity is volatile for the incidence of these risks on unrealised appreciation of fixed income securities classified as available-for-sale under IAS 39		Spread difference between earned rate and rate credited to policyholders	Lapse risk, but the effects of extreme events may be mitigated by the application of market value adjustments

UK and Europe insurance operations (see also section C7.4)
With-profits business	Net neutral direct exposure (indirect exposure only)		Investment performance subject to smoothing through declared bonuses	Persistency risk to future shareholder transfers
SAIF sub-fund	Net neutral direct exposure (indirect exposure only)		Asset management fees earned
Unit-linked business	Net neutral direct exposure (indirect exposure only)		Investment performance through asset management fees	Persistency risk

Asset/liability mismatch risk

Shareholder-backed annuity business	Credit risk for assets covering liabilities and shareholder capital			Mortality experience and assumptions for longevity
Interest rate risk for assets in excess of liabilities, ie assets representing shareholder capital

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

Correlation across geographic regions:

—
Financial risk factors; and
—
Non-financial risk factors.

Correlation across risk factors:

—
Longevity risk;
—
Expenses;
—
Persistency; and
—
Other risks.

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

In summary, for Asia operations, the adjusted IFRS operating profit based on longer-term investment returns is mainly affected by the impact of market levels on unit-linked persistency, and other insurance risks. At the total IFRS profit level the Asia result is affected by short-term value movements on the asset portfolio for non-linked shareholder-backed business.

(i)  Sensitivity to risks other than foreign exchange risk

Interest rate risk

Excluding its with-profits and unit-linked businesses, the results of the Asia business are sensitive to the movements in interest rates.

For the purposes of analysing sensitivity to variations in interest rates, reference has been made to the movements in the 10-year government bond rates of the territories. At 31 December 2018, 10-year government bond rates vary from territory to territory and range from 0.9 per cent to 8.1 per cent (31 December 2017: 1.0 per cent to 7.5 per cent).

For the sensitivity analysis as shown in the table below, the reasonably possible interest rate movement used is 1 per cent for all local business units.

The estimated sensitivity to the decrease and increase in interest rates is as follows:

	2018 £m		2017 £m

	Decrease of 1%	Increase of 1%	Decrease of 1%	Increase of 1%

Profit before tax attributable to shareholders	312	(338)	2	(443)
Related deferred tax (where applicable)	(15)	26	(7)	20

Net effect on profit and shareholders' equity	297	(312)	(5)	(423)

The pre-tax impacts, if they arose, would mostly be recorded within the category short-term fluctuations in investments returns in the Group's segmental analysis of profit before tax.

The degree of sensitivity of the results of the non-linked shareholder-backed business of the Asia operations to movements in interest rates depends upon the degree to which the liabilities under the 'grandfathered' IFRS 4 measurement basis reflects market interest rates from period-to-period. For example for countries applying US GAAP the results can be more sensitive as the effect of interest rate movements on the backing investments may not be offset by liability movements.

In addition, the degree of sensitivity of the results shown in the table above is dependent on the interest rate level at that point of time.

An additional factor to the direction of the sensitivity of the Asia operations as a whole is movement in the country mix.

Equity price risk

The non-linked shareholder-backed business has limited exposure to equity and property investment (31 December 2018: £2,151 million; 31 December 2017: £1,764 million). Generally, changes in equity and property investment values are not directly offset by movements in non-linked policyholder liabilities.

The estimated sensitivity to a 10 per cent and 20 per cent change in equity and property prices for shareholder-backed Asia other business (including those held by the Group's joint venture and associate businesses), which would be reflected in the short-term fluctuation component of the Group's segmental analysis of profit before tax, is as follows:

	2018 £m		2017 £m

	Decrease		Decrease

	of 20%	of 10%	of 20%	of 10%

Profit before tax attributable to shareholders	(557)	(279)	(478)	(239)
Related deferred tax (where applicable)	17	8	7	4

Net effect on profit and shareholders' equity	(540)	(271)	(471)	(235)

A 10 or 20 per cent increase in equity and property values would have an approximately equal and opposite effect on profit and shareholders' equity to the sensitivities shown above.

Insurance risk

Many of the business units in Asia are exposed to mortality/morbidity risk and provision is made within policyholder liabilities on a prudent regulatory basis to cover the potential exposure. If these prudent assumptions were strengthened by 5 per cent then it is estimated that post-tax profit and shareholders' equity would be decreased by approximately £57 million (2017: £66 million). Mortality and morbidity have a broadly symmetrical effect on the portfolio and any weakening of these assumptions would have a similar equal and opposite impact.

(ii)  Sensitivity to foreign exchange risk

Consistent with the Group's accounting policies, the profits of the Asia insurance operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. For 2018, the rates for the most significant operations are given in note A1.

A 10 per cent increase (strengthening of the pound sterling) or decrease (weakening of the pound sterling) in these rates would have reduced or increased profit before tax attributable to shareholders, profit for the year and shareholders' equity, excluding goodwill attributable to Asia insurance operations respectively as follows:

	A 10% increase in local currency to £ exchange rates		A 10% decrease in local currency to £ exchange rates

	2018 £m	2017 £m	2018 £m	2017 £m

Profit before tax attributable to shareholders	(134)	(155)	164	189
Profit for the year	(113)	(135)	138	165
Shareholders' equity, excluding goodwill, attributable to Asia operations	(543)	(492)	664	601

C7.3    US insurance operations

Exposure and sensitivity of IFRS basis profit and shareholders' equity to market and other risks

Jackson's reported adjusted IFRS operating profit based on longer-term investment returns is sensitive to market conditions, both with respect to income earned on spread-based products and indirectly with respect to income earned on variable annuity asset management fees. Jackson's main exposures to market risk are to interest rate risk and equity risk.

Jackson is exposed primarily to the following risks:

Risks		Risk of loss

Equity risk	—	Related to the incidence of benefits related to guarantees issued in connection with its variable annuity contracts; and
	—	Related to meeting contractual accumulation requirements in fixed index annuity contracts.

Interest rate risk	—	Related to meeting guaranteed rates of accumulation on fixed annuity products following a sustained fall in interest rates;
	—	Related to increases in the present value of projected benefits related to guarantees issued in connection with its variable annuity contracts following a sustained fall in interest rates especially if in conjunction with a fall in equity markets;
	—	Related to the surrender value guarantee features attached to the Company's fixed annuity products and to policyholder withdrawals following a sharp and sustained increase in interest rates; and
	—	The risk of mismatch between the expected duration of certain annuity liabilities and prepayment risk and extension risk inherent in mortgage-backed securities.

Jackson's derivative programme is used to manage interest rate risk associated with a broad range of products and equity market risk attaching to its equity-based products. Movements in equity markets, equity volatility, interest rates and credit spreads materially affect the carrying value of derivatives that are used to manage the liabilities to policyholders and backing investment assets. Movements in the carrying value of derivatives combined with the use of US GAAP measurement (as 'grandfathered' under IFRS 4) for the insurance contracts assets and liabilities, which is largely insensitive to current period market movements, mean that the Jackson total profit (ie including short-term fluctuations in investment returns) is sensitive to market movements. In addition to these effects the Jackson shareholders' equity is sensitive to the impact of interest rate and credit spread movements on the value of fixed income securities. Movements in unrealised appreciation on these securities are included as movement in shareholders' equity (ie outside the income statement).

Jackson enters into financial derivative transactions, including those noted below, to reduce and manage business risks. These transactions manage the risk of a change in the value, yield, price, cash flows or quantity of, or a degree of exposure, with respect to assets, liabilities or future cash flows, which Jackson has acquired or incurred.

Jackson uses free-standing derivative instruments for hedging purposes. Additionally, certain liabilities, primarily trust instruments supported by funding agreements, fixed index annuities, certain variable annuity guaranteed benefit features and reinsured Guaranteed Minimum Income Benefit variable annuity features are similar to derivatives. Jackson does not account for such items as either fair value or cash flow hedges as might be permitted if the specific hedge documentation requirements of IAS 39 were followed. Financial derivatives are carried at fair value, including derivatives embedded in certain host liabilities where these are required to be valued separately.

The principal types of derivatives used by Jackson and their purpose are as follows:

Derivative	Purpose

Interest rate swaps	These generally involve the exchange of fixed and floating payments over the period for which Jackson holds the instrument without an exchange of the underlying principal amount. These agreements are used to hedge Jackson's exposure to movements in interest rates.

Swaption contracts	These contracts provide the purchaser with the right, but not the obligation, to require the writer to pay the present value of a long-duration interest rate swap at future exercise dates. Jackson both purchases and writes swaptions in order to hedge against significant movements in interest rates.

Treasury futures contracts	These derivatives are used to hedge Jackson's exposure to movements in interest rates.

Equity index futures contracts and equity index options	These derivatives (including various call and put options and options contingent on interest rates and currency exchange rates) are used to hedge Jackson's obligations associated with its issuance of certain VA guarantees. Some of these annuities and guarantees contain embedded options that are fair valued for financial reporting purposes.

Cross-currency swaps	Cross-currency swaps, which embody spot and forward currency swaps and additionally, in some cases, interest rate swaps and equity index swaps, are entered into for the purpose of hedging Jackson's foreign currency denominated funding agreements supporting trust instrument obligations.

Credit default swaps	These swaps represent agreements under which the buyer has purchased default protection on certain underlying corporate bonds held in its portfolio. These contracts allow Jackson to sell the protected bonds at par value to the counterparty if a default event occurs in exchange for periodic payments made by Jackson for the life of the agreement.

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

(i)  Sensitivity to equity risk

Jackson had variable annuity contracts with guarantees, for which the net amount at risk (NAR) is defined as the amount of guaranteed benefit in excess of current account value, as follows:

31 December 2018	Minimum return %	Account value £m	Net amount at risk £m	Weighted average attained age Years	Period until expected annuitisation Years

Return of net deposits plus a minimum return
GMDB	0-6%	98,653	4,437	66.5 years
GMWB – premium only	0%	1,924	62
GMWB*	0-5%†	197	20
GMAB – premium only	0%	26	–
Highest specified anniversary account value minus withdrawals post-anniversary
GMDB		8,531	1,113	67.1 years
GMWB – highest anniversary only		2,220	314
GMWB*		535	89
Combination net deposits plus minimum return, highest specified anniversary account value minus withdrawals post-anniversary
GMDB	0-6%	5,454	1,217	69.5 years
GMIB‡	0-6%	1,256	648		0.1 years
GMWB*	0-8%†	91,788	16,835

31 December 2017	Minimum return %	Account value £m	Net amount at risk £m	Weighted average attained age Years	Period until expected annuitisation Years

Return of net deposits plus a minimum return
GMDB	0-6%	100,451	1,665	66.0 years
GMWB – premium only	0%	2,133	20
GMWB*	0-5%†	235	13
GMAB – premium only	0%	38	–
Highest specified anniversary account value minus withdrawals post-anniversary
GMDB		9,099	96	66.5 years
GMWB – highest anniversary only		2,447	51
GMWB*		667	47
Combination net deposits plus minimum return, highest specified anniversary account value minus withdrawals post-anniversary
GMDB	0-6%	5,694	426	69.0 years
GMIB‡	0-6%	1,484	436		0.4 years
GMWB*	0-8%†	93,227	4,393

*
Amounts shown for GMWB comprise sums for the 'not for life' portion (where the guaranteed withdrawal base less the account value equals to the net amount at risk (NAR)), and a 'for life' portion (where the NAR has been estimated as the present value of future expected benefit payment remaining after the amount of the 'not for life' guaranteed benefits is zero).

†
Ranges shown based on simple interest. The upper limits of 5 per cent or 8 per cent simple interest are approximately equal to 4.1 per cent and 6 per cent respectively, on a compound interest basis over a typical 10-year bonus period. For example 1 + 10 × 0.05 is similar to 1.04 growing at a compound rate of 4 per cent for a further nine years.

‡
The GMIB guarantees are substantially reinsured.

Account balances of contracts with guarantees were invested in variable separate accounts as follows:

Mutual fund type:	31 Dec 2018 £m	31 Dec 2017 £m

Equity	78,387	80,843
Bond	13,901	13,976
Balanced	19,903	19,852
Money market	824	681

Total	113,015	115,352

As noted above, Jackson is exposed to equity risk through the options embedded in the fixed index annuity liabilities and guarantees included in certain variable annuity benefits as illustrated above. This risk is managed using an equity hedging programme to minimise the risk of a significant economic impact as a result of increases or decreases in equity market levels. Jackson purchases futures and options that hedge the risks inherent in these products, while also considering the impact of rising and falling guaranteed benefit fees.

Due to the nature of valuation under IFRS of the free-standing derivatives and the variable annuity guarantee features, this hedge, while highly effective on an economic basis, would not automatically offset within the financial statements as the impact of equity market movements resets the free-standing derivatives immediately while the hedged liabilities reset more slowly and fees are recognised prospectively in the period in which they are earned.

In addition to the exposure explained above, Jackson is also exposed to equity risk from its holding of equity securities, partnerships in investment pools and other financial derivatives.

The estimated sensitivity of Jackson's profit and shareholders' equity to immediate increases and decreases in equity markets is shown below. The sensitivities are shown net of related changes in DAC amortisation, as described above.

	31 Dec 2018 £m				31 Dec 2017 £m

	Decrease		Increase		Decrease		Increase

	of 20%	of 10%	of 20%	of 10%	of 20%	of 10%	of 20%	of 10%

Pre-tax profit, net of related changes in amortisation of DAC	1,058	427	58	(125)	1,107	336	619	262
Related deferred tax effects	(222)	(90)	(12)	26	(233)	(71)	(130)	(55)

Net sensitivity of profit after tax and shareholders' equity*	836	337	46	(99)	874	265	489	207

*
The table above has been prepared to exclude the impact of the instantaneous equity movements on the separate account fees. In addition, the sensitivity movements shown include those relating to the fixed index annuity and the reinsurance of GMIB guarantees.

The above table provides sensitivity movements at a point in time while the actual impact on financial results would vary contingent upon the volume of new product sales and lapses, changes to the derivative portfolio, correlation of market returns and various other factors including volatility, interest rates and elapsed time.

The directional movements in the sensitivities reflect the hedging programme in place at 31 December 2018 and 2017.

(ii)  Sensitivity to interest rate risk

Except in the circumstances of interest rate scenarios where the guarantee rates included in contract terms are higher than crediting rates that can be supported from assets held to cover liabilities, the accounting measurement of fixed annuity liabilities of Jackson's products is not generally sensitive to interest rate risk. This position derives from the nature of the products and the US GAAP basis of measurement. The GMWB features attached to variable annuity business (other than 'for life' components) are accounted for under US GAAP at fair-value and, therefore, will be sensitive to changes in interest rates.

Debt securities and related derivatives are marked to fair value. Value movements on derivatives, again net of related changes to amortisation of DAC and deferred tax, are recorded within the income statement. Fair value movements on debt securities, net of related changes to amortisation of DAC and deferred tax, are recorded within other comprehensive income. The estimated sensitivity of these items and policyholder liabilities to a 1 per cent and 2 per cent decrease and increase in interest rates is as follows:

	31 Dec 2018 £m				31 Dec 2017 £m

	Decrease		Increase		Decrease		Increase

	of 2%	of 1%	of 1%	of 2%	of 2%	of 1%	of 1%	of 2%

Profit and loss:
Pre-tax profit effect (net of related changes in amortisation of DAC)	(3,535)	(1,718)	1,201	2,210	(4,079)	(1,911)	1,373	2,533
Related effect on charge for deferred tax	742	361	(252)	(464)	857	401	(288)	(532)

Net profit effect	(2,793)	(1,357)	949	1,746	(3,222)	(1,510)	1,085	2,001

Other comprehensive income:
Direct effect on carrying value of debt securities (net of related changes in amortisation of DAC)	4,134	2,346	(2,346)	(4,134)	3,063	1,700	(1,700)	(3,063)
Related effect on movement in deferred tax	(868)	(493)	493	868	(643)	(357)	357	643

Net effect	3,266	1,853	(1,853)	(3,266)	2,420	1,343	(1,343)	(2,420)

Total net effect on shareholders' equity	473	496	(904)	(1,520)	(802)	(167)	(258)	(419)

These sensitivities are shown for interest rates in isolation only and do not include other movements in credit risk that may affect credit spreads and valuations of debt securities. Similar to the sensitivity to equity risk, the sensitivity movements provided in the table above are at a point in time and reflect the hedging programme in place on the balance sheet date, while the actual impact on financial results would vary contingent upon a number of factors.

(iii)  Sensitivity to foreign exchange risk

Consistent with the Group's accounting policies, the profits of the Group's US operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. For 2018, the average and closing rates were US$1.34 (31 December 2017: US$1.29) and US$1.27 (31 December 2017: US$1.35) to £1.00 sterling respectively. A 10 per cent increase (weakening of the dollar) or decrease (strengthening of the dollar) in these rates would reduce or increase profit before tax attributable to shareholders, profit for the year and shareholders' equity attributable to US insurance operations respectively as follows:

	A 10% increase in US$:£ exchange rates		A 10% decrease in US$:£ exchange rates

	2018 £m	2017 £m	2018 £m	2017 £m

Profit before tax attributable to shareholders	(159)	(54)	194	66
Profit for the year	(136)	(20)	166	24
Shareholders' equity attributable to US insurance operations	(508)	(456)	620	557

(iv)  Other sensitivities

The total profit of Jackson is sensitive to market risk on the assets covering liabilities other than variable annuity business segregated in the separate accounts.

For term business, acquisition costs are deferred and amortised in line with expected premiums. For annuity and interest-sensitive life business, acquisition costs are deferred and amortised in line with expected gross profits on the relevant contracts. For interest-sensitive business, the key assumption is the expected long-term spread between the earned rate and the rate credited to policyholders. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges) all of which are based on a combination of actual experience of Jackson, industry benchmarking and future expectations. A detailed analysis of actual experience is measured by internally developed expense, mortality and persistency studies.

For variable annuity business, an assumption made is the expected long-term level of separate account returns, which for 2018 was 7.4 per cent (2017: 7.4 per cent). The impact of using this return is reflected in two principal ways, namely:

  —
  Through the projected expected gross profits that are used to determine the amortisation of deferred acquisition costs. This is applied through the use of a mean reversion technique which is described in more detail in note A3.1 above; and
  —
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

C7.4    UK and Europe insurance operations

Exposure and sensitivity of IFRS basis profit and shareholders' equity to market and other risks

The IFRS basis results of the shareholder-backed business for the UK and Europe insurance operations are most sensitive to the following factors:

—
Asset/liability matching;
—
Default rate experience;
—
Annuitant mortality; and
—
The difference between the rates of return on corporate bonds and risk-free rates.

Further details are described below.

The adjusted IFRS operating profit based on longer-term investment returns for UK and Europe insurance operations is sensitive to changes in longevity assumptions affecting the carrying value of liabilities to policyholders for UK shareholder-backed annuity business. At the total IFRS profit level, the result is particularly sensitive to temporary value movements on assets backing the capital of the shareholder-backed annuity business.

With-profits business

With-profits sub-fund business

The shareholder results of the UK with-profits business (including non-participating annuity business of the with-profits sub-fund) are only sensitive to market risk through the indirect effect of investment performance on declared policyholder bonuses.

The investment assets of UK with-profits funds are subject to market risk. Changes in their carrying value, net of related changes to asset-share liabilities of with-profits contracts, affect the level of unallocated surplus of the fund. Therefore, the level of unallocated surplus is particularly sensitive to the level of investment returns on the portion of the assets that represents surplus. However, as unallocated surplus is accounted for as a liability under IFRS, movements in its value do not affect shareholders' profit and equity.

The shareholder results of the UK with-profits fund are currently one-ninth of the cost of bonuses declared to with-profits policyholders. For certain unitised with-profits products, such as the PruFund range of funds, the bonuses represent the policyholders' net return based on the smoothed unit price of the selected investment fund. Investment performance is a key driver of bonuses declared, and hence the shareholder results. Due to the 'smoothed' basis of bonus declaration, the sensitivity to short-term investment performance is relatively low. However, longer-term investment performance and persistency trends may affect future shareholder transfers.

Shareholder-backed annuity business

Profits from shareholder-backed annuity business are most sensitive to:

  —
  The extent to which the duration of the assets held closely matches the expected duration of the liabilities under the contracts;
  —
  Actual versus expected default rates on assets held;
  —
  The difference between the rates of return on corporate bonds and risk-free rates;
  —
  The variance between actual and expected mortality experience;
  —
  The extent to which changes to the assumed rate of improvements in mortality give rise to changes in the measurement of liabilities; and
  —
  Changes in renewal expense levels.

In addition, the level of profit is affected by change in the level of reinsurance cover.

A decrease in assumed mortality rates of 1 per cent would decrease pre-tax profit by approximately £37 million (2017: £66 million). A decrease in credit default assumptions of five basis points would increase pre-tax profit by £99 million (2017: £198 million). A decrease in renewal expenses (excluding asset management expenses) of 5 per cent would increase pre-tax profit by £21 million (2017: £40 million). The effect on profit would be approximately symmetrical for changes in assumptions that are directionally opposite to those explained above. The net effect on profit after tax and shareholders' equity from all the changes in assumptions as described above would be an increase of approximately £69 million (2017: £143 million). See C4.1(d)(iii) for further details on mortality assumptions.

Unit-linked and other business

Unit-linked and other business represents a comparatively small proportion of the in-force business of the UK and Europe insurance operations.

Due to the matching of policyholder liabilities to attaching asset value movements, the UK unit-linked business is not directly affected by market or credit risk. The liabilities of other business are also broadly insensitive to market risk. Profits from unit-linked and similar contracts primarily arise from the excess of charges to policyholders for management of assets, over expenses incurred. The former is most sensitive to the net accretion of funds under management as a function of new business, persistency and timing of death. The accounting impact of the latter is dependent upon the amortisation of acquisition costs in line with the emergence of margins (for insurance contracts) and amortisation in line with service provision (for the investment management component of investment contracts). By virtue of the design features of most of the contracts that provide low levels of mortality cover, the profits are relatively insensitive to changes in mortality experience.

Sensitivity to interest rate risk and other market risk

By virtue of the fund structure, product features and basis of accounting, the policyholder liabilities of the UK and Europe insurance operations are, except annuity business, not generally exposed to interest rate risk. At 31 December 2018, annuity liabilities accounted for 95 per cent (31 December 2017: 98 per cent) of UK non-linked shareholder-backed business liabilities. For annuity business, liabilities are exposed to interest rate risk. However, the net exposure is substantially ameliorated by virtue of the close matching of assets with appropriate duration. The level of matching from period to period can vary depending on management actions and economic factors so it is possible for a degree of mis-matching profits or losses to arise.

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

The estimated sensitivity of the UK non-linked shareholder-backed business (principally annuities business) to a movement in interest rates is as follows:

	31 Dec 2018 £m				31 Dec 2017 £m
	A decrease of 2%	A decrease of 1%	An increase of 1%	An increase of 2%	A decrease of 2%	A decrease of 1%	An increase of 1%	An increase of 2%

Carrying value of debt securities and derivatives	7,369	3,317	(2,792)	(5,193)	13,497	5,805	(4,659)	(8,541)
Policyholder liabilities	(4,784)	(2,162)	1,801	3,317	(9,426)	(4,210)	3,443	6,295
Related deferred tax effects	(446)	(199)	171	323	(658)	(254)	190	348

Net sensitivity of profit after tax and shareholders' equity	2,139	956	(820)	(1,553)	3,413	1,341	(1,026)	(1,898)

In addition, the shareholder-backed portfolio of UK non-linked insurance operations (covering policyholder liabilities and shareholders' equity) includes equity securities and investment properties. Excluding any offsetting effects on the measurement of policyholder liabilities, a fall in their value would have given rise to the following effects on pre-tax profit, profit after tax and shareholders' equity.

	2018 £m		2017 £m
	A decrease of 20%	A decrease of 10%	A decrease of 20%	A decrease of 10%

Pre-tax profit	(336)	(168)	(332)	(166)
Related deferred tax effects	57	29	57	28

Net sensitivity of profit after tax and shareholders' equity	(279)	(139)	(275)	(138)

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

(i)
Asset management
(a)
Sensitivities to foreign exchange risk

Consistent with the Group's accounting policies, the profits of Eastspring Investments and US asset management operations are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. The rates for the functional currencies of most significant operations are shown in note A1.

A 10 per cent increase in the relevant exchange rates (strengthening of the pound sterling) would have reduced reported profit before tax attributable to shareholders, and shareholders' equity excluding goodwill attributable to Eastspring Investments and US asset management operations, by £10 million and £43 million respectively (2017: £30 million and £53 million, respectively).

(b)
Sensitivities to other financial risks for asset management operations

The profits of asset management businesses are sensitive to the level of assets under management, as this significantly affects the value of management fees earned by the business in the current and future periods. The Group's asset management operations do not hold significant investments in property or equities.

(ii)
Other operations

The Group holds certain derivatives that are used to manage foreign currency movements and macroeconomic exposures. The fair value of these derivatives is sensitive to the combined effect of movements in exchange rates, interest rates and inflation rates. The possible permutations cover a wide range of scenarios. For indicative purposes, a reasonably possible range of fair value movements based on historical experience could be plus or minus £150 million.

Other operations are sensitive to credit risk on the loan portfolio of the Prudential Capital operation. Total debt securities held at 31 December 2018 by Prudential Capital were £1,884 million (2017: £2,238 million). Debt securities held by Prudential Capital are in general variable rate bonds and so market value is limited in sensitivity to interest rate movements and consequently any change in interest rates would not have a material impact on profit or shareholders' equity.

C8        Tax assets and liabilities

C8.1
Deferred tax

The statement of financial position contains the following deferred tax assets and liabilities in relation to:

	2018 £m
	At 1 Jan	Movement in income statement	Movement through other comprehensive income and equity	Other movements including foreign currency movements	At 31 Dec

Deferred tax assets
Unrealised losses or gains on investments	14	1	93	5	113
Balances relating to investment and insurance contracts	1	–	–	–	1
Short-term temporary differences	2,532	(266)	(8)	81	2,339
Capital allowances	14	–	–	1	15
Unused tax losses	66	23	–	38	127

Total	2,627	(242)	85	125	2,595

Deferred tax liabilities
Unrealised losses or gains on investments	(1,748)	666	195	20	(867)
Balances relating to investment and insurance contracts	(872)	(91)	–	(39)	(1,002)
Short-term temporary differences	(2,041)	68	(15)	(109)	(2,097)
Capital allowances	(54)	(1)	–	(1)	(56)

Total	(4,715)	642	180	(129)	(4,022)

Of the short-term temporary differences of £2,339 million relating to deferred tax assets, £2,194 million relating to the US insurance operations is expected to be recovered in line with the run off of the in-force book, and the remaining balances of the £145 million are expected to be recovered within 10 years.

The deferred tax balances at 31 December 2018 and 2017 arise in the following parts of the Group:

	Deferred tax assets		Deferred tax liabilities
	2018 £m	2017 £m	2018 £m	2017 £m

Asia operations	119	112	(1,257)	(1,152)
US operations	2,295	2,300	(1,688)	(1,845)
UK and Europe	126	157	(1,061)	(1,703)
Other operations	55	58	(16)	(15)

Total	2,595	2,627	(4,022)	(4,715)

Under IAS 12 'Income Taxes', deferred tax is measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled, based on the tax rates (and laws) that have been enacted or are substantively enacted at the end of the reporting period.

Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted.

The taxation regimes applicable across the Group often apply separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a trading or capital nature may affect the recognition of deferred tax assets. For the 2018 results and financial position at 31 December 2018 the following tax benefits have not been recognised:

	31 Dec 2018		31 Dec 2017
	Tax benefit £m	Losses £bn	Tax benefit £m	Losses £bn

Capital losses	49	0.2	79	0.4
Trading losses	49	0.2	74	0.3

Of the unrecognised trading losses, losses of £34 million will expire within the next ten years, the rest have no expiry date.

Some of the Group's businesses are located in jurisdictions in which a withholding tax charge is incurred upon the distribution of earnings. Deferred tax liabilities of £117 million (2017: £120 million) have not been recognised in respect of such withholding taxes as the Group is able to control the timing of the distributions and it is probable that the timing differences will not reverse in the foreseeable future.

C8.2 Current tax

Of the £618 million (31 December 2017: £613 million) current tax recoverable, the majority is expected to be recovered in one year or less. The current tax recoverable includes £112 million in relation to the litigation relating to the historic tax treatment of dividends received from overseas portfolio investments of life insurance companies. The Prudential Assurance Company Limited ("PAC") was the test case for the litigation. In July 2018, the UK Supreme Court ruled in PAC's favour on most of the substantive issues. PAC and HM Revenue & Customs ("HMRC") are working through the mechanics of implementing the Supreme Court decision. PAC expects to receive full and final repayment from HMRC in 2019.

The current tax liability of £568 million (31 December 2017: £537 million) includes £149 million (31 December 2017: £139 million) of provisions for uncertain tax matters. Further detail is provided in note B4.

C9    Defined benefit pension schemes

(i)
Background and summary economic and IAS 19 financial positions

The Group's businesses operate a number of pension schemes. The specific features of these schemes vary in accordance with the regulations of the country in which the employees are located, although they are, in general, funded by the Group and based either on a cash balance formula or on years of service and salary earned in the last year or years of employment. The largest defined benefit scheme is the principal UK scheme, namely the Prudential Staff Pension Scheme (PSPS). PSPS accounts for 82 per cent (2017: 82 per cent) of the underlying scheme liabilities of the Group's defined benefit schemes.

The Group also operates two smaller UK defined benefit schemes in respect of Scottish Amicable (SASPS) and M&G (M&GGPS). In addition, there are two small defined benefit schemes in Taiwan which have negligible deficits.

Under IAS 19, 'Employee Benefits' and IFRIC 14 'IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction', the Group is only able to recognise a surplus to the extent that it is able to access the surplus either through an unconditional right of refund or through reduced future contributions relating to ongoing service of active members. The Group has no unconditional right of refund to any surplus in PSPS. Accordingly, the PSPS surplus recognised is restricted to the present value of the economic benefit to the Group from the difference between the estimated future ongoing contributions and the full future cost of service for the active members. In contrast, the Group is able to access the surplus of SASPS and M&GGPS. Therefore, the amounts recognised for these schemes are the IAS 19 valuation amount (either a surplus or deficit).

The Group asset/liability in respect of defined benefit pension schemes is as follows:

	31 Dec 2018 £m					31 Dec 2017 £m

	PSPS	SASPS	M&GGPS	Other schemes	Total	PSPS	SASPS	M&GGPS	Other schemes	Total
	note (a)	note (b)				note (a)	note (b)

Underlying economic surplus (deficit)	908	(79)	131	(1)	959	721	(137)	109	(1)	692
Less: unrecognised surplus	(677)	–	–	–	(677)	(485)	–	–	–	(485)

Economic surplus (deficit) (including investment in Prudential insurance policies)note (c)	231	(79)	131	(1)	282	236	(137)	109	(1)	207
Attributable to:

UK with-profits fund	162	(32)	–	–	130	165	(55)	–	–	110
Shareholder-backed business	69	(47)	131	(1)	152	71	(82)	109	(1)	97

Consolidation adjustment against policyholder liabilities for investment in Prudential insurance policies	–	–	(225)	–	(225)	–	–	(151)	–	(151)

IAS 19 pension asset (liability) on the Group statement of financial positionnote (d)	231	(79)	(94)	(1)	57	236	(137)	(42)	(1)	56

Notes

(a)
No deficit or other funding is required for PSPS. Deficit funding, where applicable, is apportioned in the ratio of 70/30 between the UK with-profits fund and shareholder-backed business following detailed considerations in 2005 of the sourcing of previous contributions. Employer contributions for ongoing service of current employees are apportioned in the ratio relevant to current activity.
(b)
The deficit of SASPS has been allocated 40 per cent to the UK with-profits fund and 60 per cent to the shareholders' fund as at 31 December 2018 and 2017.
(c)
The underlying position on an economic basis reflects the assets (including investments in Prudential insurance policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes.
(d)
At 31 December 2018, the PSPS pension asset of £231 million (31 December 2017: £236 million) and the other schemes' pension liabilities of £174 million (31 December 2017: £180 million) are included within 'Other debtors' and 'Provisions' respectively on the consolidated statement of financial position.

Triennial actuarial valuations

In respect of PSPS the contributions into the scheme are payable at the minimum level required under the scheme rules. Excluding expenses, the contributions are payable at approximately £5 million per annum for on-going service of active members of the scheme. No deficit or other funding is required. Deficit funding for PSPS, when applicable, is apportioned in the ratio of 70/30 between the UK with-profits fund and shareholder-backed operations based on the sourcing of previous contributions. Employer contributions for on-going service of current employees are apportioned in the ratio relevant to current activity.

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

Defined benefit pension schemes in the UK are generally required to be subject to full actuarial valuations every three years in order to assess the appropriate level of funding for schemes in relation to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds. The actuarial valuation differs from the IAS 19 accounting basis valuation in a number of respects, including the discount rate assumption where IAS 19 prescribes a rate based on high-quality corporate bonds while a more 'prudent' assumption is used for the actuarial valuation.

Risks to which the defined benefit schemes expose the Group

Responsibility of making good of any deficit that may arise in the schemes lies with the employers of the schemes, which are subsidiaries of the Group. Accordingly, the pension schemes expose the Group to a number of risks and the most significant of which are interest rate and investment risk, inflation risk and mortality risk.

Corporate governance

The Group's UK pension schemes are established under trust and are subject to UK legal requirements; this includes being subject to regulation by 'The Pension Regulator' in accordance with the Pension Act 1995. Each scheme has a corporate trustee to which some directors are appointed by Group employers with the remaining directors nominated by members in accordance with UK legal requirements. The trustees have the ultimate responsibility to ensure that the scheme is managed in accordance with the Trust Deed & Rules. The trustees act in the best interests of the schemes' beneficiaries; this includes taking appropriate account of each employer's legal obligation and financial ability to support the schemes, when setting investment strategy and when agreeing funding with the employers. The employers' contribution commitments are formally updated at each triennial valuation; between valuations funding levels and employer strength continue to be monitored, with the Trustees being able to bring forward the next triennial valuation if they consider it appropriate to do so.

All of the Group's three UK defined benefit pension schemes (PSPS, SASPS and M&GGPS) are final salary schemes, which are closed to new entrants.

The Trustees of each scheme set the general investment policy and specify any restrictions on types of investment and the degrees of divergence permitted from the benchmark, but delegate the responsibility for selection and realisation of specific investments to the Investment Managers. The Trustees consult the Principal Employer (eg The Prudential Assurance Company Limited for PSPS) on the investment principles, but the ultimate responsibility for the investment of the assets of the scheme lies with the Trustees.

The Trustees of each of the schemes manage the investment strategy of the scheme to achieve an acceptable balance between investing in the assets that most closely match the expected benefit payments and assets that are expected to achieve a greater return in the hope of reducing the contributions required or providing additional benefits to members.

For PSPS, a significant portion of the scheme assets are invested in liability matching assets such as bonds and gilts, including index-linked gilts, to partially hedge against inflation. In addition, PSPS has maintained a portfolio of interest rate and inflation swaps to match more closely the duration and inflation profile of its assets to its liabilities.

The risks arising from SASPS and M&GGPS are managed through a diversified mix of investments. Both schemes have invested in a mix of both return-seeking assets, such as equities and property and matching assets including leveraged liability driven investment portfolios to reflect the liability profile of the scheme.

(ii)
Assumptions

The actuarial assumptions used in determining benefit obligations and the net periodic benefit costs for the years shown were as follows:

	31 Dec 2018%	31 Dec 2017%	31 Dec 2016%

Discount rate*	2.8	2.5	2.6
Rate of increase in salaries	3.3	3.1	3.2
Rate of inflation†:
Retail prices index (RPI)	3.3	3.1	3.2
Consumer prices index (CPI)	2.3	2.1	2.2
Rate of increase of pensions in payment for inflation:
PSPS:
Guaranteed (maximum 5%)	2.5	2.5	2.5
Guaranteed (maximum 2.5%)	2.5	2.5	2.5
Discretionary	2.5	2.5	2.5
Other schemes	3.3	3.1	3.2

*
The discount rate has been determined by reference to an 'AA' corporate bond index, adjusted where applicable to allow for the difference in duration between the index and the pension liabilities.
†
The rate of inflation reflects the long-term assumption for UK RPI or CPI depending on the tranche of the schemes.

The calculations are based on current mortality estimates with an allowance made for expected future improvements in mortality. This allowance reflected the CMI 2015 Core projections model (2017: CMI 2014 projections model, with scheme-specific calibrations). In 2018, for members post retirement long-term mortality improvement rates of 1.75 per cent per annum (2017: 1.75 per cent per annum) and 1.50 per cent per annum (2017: 1.25 per cent per annum) were applied for males and females, respectively.

(iii)
Estimated pension scheme surpluses and deficits

This section illustrates the financial position of the Group's defined benefit pension schemes on an economic basis and the IAS 19 basis.

The underlying pension position on an economic basis reflects the assets (including investments in Prudential policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes. The IAS 19 basis excludes the investments in Prudential policies. At 31 December 2018, M&GGPS held investments in Prudential insurance policies of £225 million (31 December 2017: £151 million).

Movements on the pension scheme surplus determined on the economic basis are as follows, with the effect of the application of IFRIC 14 being shown separately:

	2018 £m
	Surplus (deficit) in schemes at 1 Jan 2018	(Charge) credit to income statement	Actuarial gains and losses in other comprehensive income	Contributions paid	Surplus (deficit) in schemes at 31 Dec 2018

All schemes
Underlying position (without the effect of IFRIC 14)
Surplus (deficit)	692	(88)	303	52	959
Less: amount attributable to UK with-profits fund	(473)	38	(178)	(20)	(633)

Shareholders' share:
Gross of tax surplus (deficit)	219	(50)	125	32	326
Related tax	(42)	10	(24)	(6)	(62)

Net of shareholders' tax	177	(40)	101	26	264

Application of IFRIC 14 for the derecognition of PSPS surplus
Derecognition of surplus	(485)	(13)	(179)	–	(677)
Less: amount attributable to UK with-profits fund	363	8	132	–	503

Shareholders' share:
Gross of tax	(122)	(5)	(47)	–	(174)
Related tax	23	1	9	–	33

Net of shareholders' tax	(99)	(4)	(38)	–	(141)

With the effect of IFRIC 14
Surplus (deficit)	207	(101)	124	52	282
Less: amount attributable to UK with-profits fund	(110)	46	(46)	(20)	(130)

Shareholders' share:
Gross of tax surplus (deficit)	97	(55)	78	32	152
Related tax	(19)	11	(15)	(6)	(29)

Net of shareholders' tax	78	(44)	63	26	123

Underlying investments of the schemes

On the 'economic basis', after including the underlying assets represented by the investments in Prudential insurance policies as scheme assets, the plans' assets comprise the following investments:

	31 Dec 2018				31 Dec 2017
	PSPS £m	Other schemes £m	Total £m	%	PSPS £m	Other schemes £m	Total £m	%

Equities
UK	8	6	14	–	9	67	76	1
Overseas	204	53	257	3	226	272	498	6
Bonds*
Government	4,596	538	5,134	61	5,040	655	5,695	63
Corporate	1,586	454	2,040	24	1,491	248	1,739	20
Asset-backed securities	263	12	275	3	164	–	164	2
Derivatives	103	4	107	1	188	(6)	182	2
Properties	143	143	286	3	140	130	270	3
Other assets	172	198	370	5	216	77	293	3

Total value of assets†	7,075	1,408	8,483	100	7,474	1,443	8,917	100

*
87 per cent of the bonds are investment grade (2017: 89 per cent).

†
94 per cent of the total value of the scheme assets are derived from quoted prices in an active market (31 December 2017: 96 per cent). None of the scheme assets included shares in Prudential plc or property occupied by the Prudential Group. The IAS 19 basis plan assets at 31 December 2018 of £8,258 million (31 December 2017: £8,766 million) is different from the economic basis plan assets of £8,483 million (31 December 2017: £8,917 million) as shown above due to the exclusion of investment in Prudential insurance policies by M&GGPS as described above.

The movements in the IAS 19 pension schemes' surplus and deficit between scheme assets and liabilities as consolidated in the financial statements were:

Attributable to policyholders and shareholders

	Plan assets	Present value of benefit obligations	Net surplus (deficit) (without the effect of IFRIC 14)	Effect of IFRIC 14 for derecognition of PSPS surplus	Economic basis net surplus (deficit)	Other adjustments including for investments in Prudential insurance policies	IAS 19 basis net surplus (deficit)
		note (a)				note (b)

2018 £m
Net surplus (deficit), beginning of year	8,917	(8,225)	692	(485)	207	(151)	56
GMP equalisation provisionnote (e)	–	(53)	(53)	–	(53)	–	(53)
Current service cost	–	(44)	(44)	–	(44)	–	(44)
Net interest on net defined benefit liability (asset)	217	(200)	17	(13)	4	(4)	–
Administration expenses	(8)	–	(8)	–	(8)	–	(8)
Benefit payments	(475)	475	–	–	–	–	–
Employers' contributionsnote (c)	52	–	52	–	52	–	52
Employees' contributions	1	(1)	–	–	–	–	–
Actuarial gains and lossesnote (d)	(221)	524	303	(179)	124	10	134
Transfer into investment in Prudential insurance policies	–	–	–	–	–	(80)	(80)

Net surplus (deficit), end of year	8,483	(7,524)	959	(677)	282	(225)	57

2017 £m

Net surplus (deficit), beginning of year	9,006	(8,443)	563	(558)	5	(134)	(129)
Current service cost	–	(46)	(46)	–	(46)	–	(46)
Net interest on net defined benefit liability (asset)	228	(214)	14	(14)	–	(3)	(3)
Administration expenses	(8)	–	(8)	–	(8)	–	(8)
Benefit payments	(479)	479	–	–	–	–	–
Employers' contributionsnote (c)	50	–	50	–	50	–	50
Employees' contributions	1	(1)	–	–	–	–	–
Actuarial gains and lossesnote (d)	119	–	119	87	206	(6)	200
Transfer into investment in Prudential insurance policies	–	–	–	–	–	(8)	(8)

Net surplus (deficit), end of year	8,917	(8,225)	692	(485)	207	(151)	56

2016 £m

Net surplus (deficit), beginning of year	7,819	(6,858)	961	(800)	161	(77)	84
Current service cost	–	(34)	(34)	–	(34)	–	(34)
Net interest on net defined benefit liability (asset)	292	(254)	38	(32)	6	(3)	3
Administration expenses	(5)	–	(5)	–	(5)	–	(5)
Benefit payments	(350)	350	–	–	–	–	–
Employers' contributionsnote (c)	45	–	45	–	45	–	45
Employees' contributions	2	(2)	–	–	–	–	–
Actuarial gains and lossesnote (d)	1,203	(1,645)	(442)	274	(168)	(13)	(181)
Transfer into investment in Prudential insurance policies	–	–	–	–	–	(41)	(41)

Net surplus (deficit), end of year	9,006	(8,443)	563	(558)	5	(134)	(129)

Notes

(a)
Maturity profile of the benefit obligations

  The weighted average duration of the benefit obligations of the schemes is 18.4 years (2017: 18.6 years).

  The following table provides an expected maturity analysis of the benefit obligations:

	All schemes £m

	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	Total

31 Dec 2018	257	1,142	1,593	1,641	1,631	7,426	13,690
31 Dec 2017	255	1,108	1,589	1,667	1,661	7,889	14,169

(b)
The adjustments for investments in Prudential insurance policies are consolidation adjustments for intra-group assets and liabilities with no impact to adjusted IFRS operating profit based on longer-term investment returns.
(c)
Total employer contributions expected to be paid into the Group defined benefit schemes for the year ending 31 December 2019 amount to £52 million (2018: £50 million).
(d)
The actuarial gains and losses attributable to policyholders and shareholders as shown in the table above are analysed as follows:

	2018 £m	2017 £m	2016 £m

Actuarial gains and losses

Return on the scheme assets less amount included in interest income	(221)	119	1,203
Gains (losses) on changes in demographic assumptions	168	(10)	(18)
Gains (losses) on changes in financial assumptions	330	(101)	(1,733)
Experience gains on scheme liabilities	26	111	106

	303	119	(442)
Effect of derecognition of PSPS surplus	(179)	87	274
Consolidation adjustment for investments in Prudential insurance policies and other adjustments	10	(6)	(13)

	134	200	(181)

(e)
In October 2018, the High Court ruled that pension schemes are required to equalise benefits for the effect of guaranteed minimum pensions (GMPs). GMPs are a minimum benefit that schemes that were contracted-out on a salary-related basis between 1978 and 1997 are required to provide.

  In light of this Court ruling, at 31 December 2018, the Group has recognised an estimated allowance for GMP equalisation within the IAS 19 valuation for all the three UK schemes (£31 million for PSPS, £17 million for SASPS and £5 million for M&GGPS). These costs are allocated between the UK with-profits fund and the shareholders' fund on the basis of 70:30 for PSPS, 40:60 for SASPS and with M&GGPS being wholly attributable to the shareholders' fund. The impact on shareholders profit before tax is £24 million (before taking into account any charge to PSPS surplus restriction) and on shareholders' equity post tax is £12 million.

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

(iv)
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

The sensitivities of the underlying pension scheme liabilities as shown below do not directly equate to the impact on the profit or loss attributable to shareholders or shareholders' equity due to the effect of the application of IFRIC 14 on PSPS and the allocation of a share of the interest in the financial position of PSPS and SASPS to the UK with-profits fund as described above.

	Assumption applied		Sensitivity change in assumption	Impact of sensitivity on scheme liabilities on IAS 19 basis

	2018	2017			2018	2017

Discount rate	2.8%	2.5%	Decrease by 0.2%	Increase in scheme liabilities by:
				PSPS	3.5%	3.5%
				Other schemes	5.0%	5.4%

Discount rate	2.8%	2.5%	Increase by 0.2%	Decrease in scheme liabilities by:
				PSPS	3.3%	3.4%
				Other schemes	4.7%	4.9%

Rate of inflation	3.3%	3.1%	RPI: Decrease by 0.2%	Decrease in scheme liabilities by:
	2.3%	2.1%	CPI: Decrease by 0.2%	PSPS	0.6%	0.6%
			with consequent	Other schemes	3.9%	3.9%
			reduction in salary increases

Mortality rate			Increase life expectancy by 1 year	Increase in scheme liabilities by:
				PSPS	3.9%	4.0%
				Other schemes	3.9%	3.8%

C10    Share capital, share premium and own shares

	2018			2017
Issued shares of 5p each fully paid	Number of ordinary shares	Share capital £m	Share premium £m	Number of ordinary shares	Share capital £m	Share premium £m

At 1 January	2,587,175,445	129	1,948	2,581,061,573	129	1,927
Shares issued under share-based schemes	5,868,964	1	16	6,113,872	–	21

At 31 December	2,593,044,409	130	1,964	2,587,175,445	129	1,948

Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of shares issued is credited to the share premium account.

At 31 December 2018, there were options outstanding under save as you earn schemes to subscribe for shares as follows:

		Share price range
	Number of shares to subscribe for			Exercisable by year
		from	to

31 Dec 2018	4,885,804	901p	1,455p	2024
31 Dec 2017	6,448,853	629p	1,455p	2023

Transactions by Prudential plc and its subsidiaries in Prudential plc shares

The Group buys and sells Prudential plc shares ('own shares') either in relation to its employee share schemes or via transactions undertaken by authorised investment funds that the Group is deemed to control. The cost of own shares of £170 million as at 31 December 2018 (31 December 2017: £250 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans. At 31 December 2018, 9.6 million (31 December 2017: 11.4 million) Prudential plc shares with a market value of £135 million (31 December 2017: £218 million) were held in such trusts all of which are for employee incentive plans. The maximum number of shares held during 2018 was 14.9 million which was in March 2018.

The Company purchased the following number of shares in respect of employee incentive plans. The shares purchased each month are as follows:

		2018 share price				2017 share price
	Number of shares				Number of shares
		Low	High	Cost		Low	High	Cost

		£	£	£		£	£	£
January	51,555	19.18	19.40	996,536	62,388	15.83	16.02	989,583
February	55,765	17.91	18.10	1,004,362	65,706	15.70	16.09	1,052,657
March	55,623	18.25	18.54	1,025,238	70,139	16.40	16.54	1,159,950
April	1,664,334	16.67	17.95	29,113,556	3,090,167	16.58	16.80	51,369,760
May	63,334	18.91	19.38	1,216,136	55,744	17.50	17.62	979,645
June	181,995	18.21	18.65	3,335,725	182,780	17.52	18.00	3,269,447
July	55,888	17.68	17.86	993,779	51,984	17.72	17.93	927,452
August	60,384	18.04	18.10	1,090,283	55,857	18.30	18.73	1,025,802
September	82,612	16.95	16.98	1,400,868	51,226	17.45	17.97	912,151
October	148,209	15.62	16.84	2,477,127	136,563	17.99	18.22	2,483,879
November	67,162	15.95	15.96	1,071,633	53,951	18.38	18.40	992,123
December	73,744	13.99	14.30	1,045,278	53,519	18.26	18.47	986,000

Total	2,560,605			44,770,521	3,930,024			66,148,449

The Group has consolidated a number of authorised investment funds where it is deemed to control these funds under IFRS. Some of these funds hold shares in Prudential plc. The total number of shares held by these funds at 31 December 2018 was 3.0 million (31 December 2017: 6.4 million) and the cost of acquiring these shares of £20 million (2017: £71 million) is included in the cost of own shares. The market value of these shares as at 31 December 2018 was £42 million (31 December 2017: £121 million). During 2018, these funds made net disposals of 3,368,506 Prudential shares (2017: acquisitions of 372,029) for a net decrease of £50.5 million to book cost (2017: net increase of £9.4 million).

All share transactions were made on an exchange other than the Stock Exchange of Hong Kong.

Other than set out above the Group did not purchase, sell or redeem any Prudential plc listed securities during 2018 or 2017.

C11    Provisions

	31 Dec 2018 £m	31 Dec 2017 £m

Provision in respect of defined benefit pension schemesC9	174	180
Other provisionsnote	904	943

Total provisions	1,078	1,123

Note

Analysis of other provisions:

	2018 £m	2017 £m

At 1 January	943	659
Charged to income statement:
Additional provisions	229	542
Unused amounts released	(18)	(9)
Used during the year	(262)	(239)
Exchange differences	12	(10)

Total at 31 December	904	943

Other provisions comprise staff benefits provisions of £409 million (31 December 2017: £453 million) that are generally expected to be paid out within the next three years, other provisions of £171 million (31 December 2017: £121 million) and a provision for review of past annuity sales after utilisation during the year of £324 million (31 December 2017: £369 million). Prudential has agreed with the Financial Conduct Authority

(FCA) to review annuities sold without advice after 1 July 2008 to its contract-based defined contribution pension customers. The review is examining whether customers were given sufficient information about their potential eligibility to purchase an enhanced annuity, either from Prudential or another pension provider. A gross provision of £400 million, before costs incurred, was established at 31 December 2017 to cover the costs of undertaking the review and any related redress and following a reassessment, no change has been made in 2018. The majority of the provision will be utilised in 2019. The ultimate amount that will be expended by the Group on the review will remain uncertain until the project is completed. If the population subject to redress increased or decreased by 10 per cent, then the provision would be expected to increase or decrease by circa 7 per cent accordingly. Additionally, in 2018, the Group agreed with its professional indemnity insurers that they will meet £166 million of the Group's claims costs, which will be paid as the Group incurs costs/redress. This has been recognised on the Group's balance sheet within 'Other debtors' at 31 December 2018.

C12    Capital

C12.1    Group objectives, policies and processes for managing capital

(i)
Capital measure

The Group manages its Group Solvency II own funds as its measure of capital. At 31 December 2018 estimated Group Solvency II own funds are £30.2 billion (31 December 2017: £26.4 billion).

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

The Group Solvency Capital Requirement has been met during 2018.

As well as holding sufficient capital to meet Solvency II requirements at Group level, the Group also closely manages the cash it holds within its central holding companies so that it can:

—
Maintain flexibility, fund new opportunities and absorb shock events;
—
Fund dividends; and
—
Cover central costs and debt payments.

More details on holding company cash flows and balances are given in section II(a) of the Additional unaudited financial information.

While the Group at a consolidated level is subject to the Solvency II requirements, at a business unit level capital is defined by local capital regulations and local business needs.

Each of the Group's long-term business operations is capitalised to a sufficiently strong level for its individual circumstances.

The Group manages its assets, liabilities and capital locally, in accordance with local regulatory requirements and reflecting the different types of liabilities in each business unit. As a result of the diversity of products offered by Prudential and the different regulatory regimes under which it operates, the Group employs differing methods of asset/liability and capital management, depending on the business concerned.

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

(iv)
Post demerger

In August 2018, the Group announced that the Hong Kong Insurance Authority would become its lead regulator upon successful completion of the demerger. The European Solvency II regime will no longer be applicable to Prudential plc group and it is proactively engaging with the Hong Kong Insurance Authority on the supervisory framework that will apply to the Group after the demerger.

C12.2    Local capital regulations

(i)
Asia insurance operations

The estimated available capital position for Asia life insurance operations excluding with-profits funds with reconciliation to shareholders equity is shown below:

	31 Dec 2018 £m	31 Dec 2017 £m

IFRS shareholders' equity	5,868	5,525

Adjustments to local regulatory basis
Remove deferred acquisition costs, goodwill and other intangibles	(1,850)	(1,515)
Other adjustments	631	306

Total adjustments	(1,219)	(1,209)

Total available capital of life assurance businesses on a local regulatory basis excluding with-profits fundsnote	4,649	4,316

Note

The available capital resources on a local regulatory basis as at 31 December 2018 excludes the with-profits business of Hong Kong, Singapore and Malaysia of £11,524 million (31 December 2017: £10,253 million).

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

Malaysia

A risk-based capital framework applies in Malaysia. The local regulator, Bank Negara Malaysia (BNM), has set a Supervisory Target Capital Level of 130 per cent below which supervisory actions of increasing intensity will be taken. Each insurer is also required to set its own Individual Target Capital Level to reflect its own risk profile and this is expected to be higher than the Supervisory Target Capital Level.

Market liberalisation measures were introduced by BNM in April 2009, which increases the limit from 49 per cent to 70 per cent on foreign equity ownership for insurance companies and Takaful operators in Malaysia. A higher foreign equity limit beyond 70 per cent for insurance companies will be considered by BNM on a case by case basis for companies who support expansion of insurance provision to the most vulnerable in Malaysian society.

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

(ii)
US insurance operations

The estimated capital position for Jackson with reconciliation to shareholders' equity is shown below:

	31 Dec 2018 £m	31 Dec 2017 £m

IFRS shareholders' equity	5,584	5,013

Adjustments to regulatory basis
Deferred acquisition costs	(8,727)	(8,197)
Jackson surplus notes	196	184
Investment and policyholder liabilities valuation differences between IFRS and regulatory basis for Jackson	7,217	5,325
Other adjustments*	63	818

Total adjustments	(1,251)	(1,870)

Total available capital of life assurance businesses on a local regulatory basis	4,333	3,143

*
Other adjustments include the removal of entities recorded as US insurance operations in the IFRS statements which fall outside the scope of Jackson National Life Insurance Company.

The regulatory framework for Jackson is governed by the requirements of the US NAIC approved Risk-Based Capital standards. Under these requirements life insurance companies report using a formula-based capital standard which includes components calculated by applying after-tax factors to various asset, premium and reserve items and a separate model-based component for market risk associated primarily with variable annuity products. The after-tax factors were adjusted to reflect the impact of US Tax Reform during 2018.

Jackson had a permitted practice in effect as granted by the local regulator allowing Jackson to carry certain interest rate swaps at book value, as if statutory hedge accounting were in place, instead of at fair value as would have been otherwise required. Jackson is required to demonstrate the effectiveness of its interest rate swap programme pursuant to the Michigan Insurance Code. The total effect of this permitted practice, net of tax, was to decrease statutory surplus by £129 million (31 December 2017: £355 million).

Under the equivalence provisions of Solvency II, Jackson is incorporated into the Group's Solvency II position at a level equal to available capital in excess of 100 per cent of the US local minimum risk-based capital requirement level at which corrective action commences.

(iii)
UK and Europe insurance operations

Insurance operations in the UK and Europe are subject to Solvency II capital requirements on an individual basis. These have been met during 2018.

(iv)
Asset management operations – regulatory and other surplus

Certain asset management subsidiaries of the Group are subject to local regulatory requirements. The movement in the year of the estimated surplus regulatory capital position of those subsidiaries, combined with the movement in the IFRS basis shareholders' funds for unregulated asset management operations, is as follows:

	2018 £m				2017 £m
Regulatory and other surplus	M&G Prudential	US	Eastspring Investments	Total	Total

Beginning of year	419	235	222	876	814
Gains during the year	364	23	138	525	586
Movement in capital requirement	(10)	–	5	(5)	(73)
Capital injection	88	–	13	101	6
Distributions made to the parent company	(197)	(97)	(104)	(398)	(433)
Exchange and other movements	–	(121)	20	(101)	(24)

End of year	664	40	294	998	876

C12.3    Transferability of available capital

In the UK, PAC is required to meet the Solvency II capital requirements as a company as a whole, ie covering both its ring-fenced with-profits funds and non-profit funds. Further, the surplus of the with-profits funds is ring-fenced from the shareholder balance sheet with restrictions as to its distribution. Distributions from the with-profits funds to shareholders continue to reflect the shareholders' one-ninth share of the cost of declared policyholders' bonuses.

For Jackson, capital retention is maintained at a level consistent with an appropriate rating by Standard & Poor's. Currently Jackson is rated AA. Jackson can pay dividends on its capital stock only out of earned surplus unless prior regulatory approval is obtained. Furthermore, dividends that exceed the greater of statutory net gain from operations less net realised investments losses for the prior year or 10 per cent of Jackson's prior year end statutory surplus, excluding any increase arising from the application of permitted practices, require prior regulatory approval.

For Asia subsidiaries, the amounts retained within the companies are at levels that provide an appropriate level of capital strength in excess of the local regulatory minimum. The businesses in Asia may, in general, remit dividends to UK parent entities, provided the statutory insurance fund meets the local regulatory solvency requirements. For with-profits funds, the excess of assets over liabilities is retained within the funds, with distribution to shareholders tied to the shareholders' share of declared bonuses.

Available capital of the non-insurance business units is transferable after taking account of an appropriate level of operating capital, based on local regulatory solvency requirements, over and above base liabilities.

C13    Property, plant and equipment

Property, plant and equipment comprise Group occupied properties and tangible assets. A reconciliation of the carrying amount of these items from the beginning of the year to the end of the year is as follows:

	2018 £m			2017 £m
	Group occupied property	Tangible assets	Total	Group occupied property	Tangible assets	Total

At 1 January
Cost	367	1,041	1,408	439	1,077	1,516
Accumulated depreciation	(72)	(547)	(619)	(88)	(685)	(773)

Net book amount	295	494	789	351	392	743

Year ended 31 December
Opening net book amount	295	494	789	351	392	743
Exchange differences	13	10	23	(8)	(14)	(22)
Depreciation and impairment charge	(10)	(127)	(137)	(22)	(94)	(116)
Additions	35	254	289	17	117	134
Arising on acquisitions of subsidiaries	4	518	522	–	178	178
Disposals and transfers	(8)	(69)	(77)	(43)	(85)	(128)

Closing net book amount	329	1,080	1,409	295	494	789

At 31 December
Cost	412	1,641	2,053	367	1,041	1,408
Accumulated depreciation	(83)	(561)	(644)	(72)	(547)	(619)

Net book amount	329	1,080	1,409	295	494	789

Tangible assets

Of the £1,080 million (31 December 2017: £494 million) of tangible assets, £856 million (31 December 2017: £360 million) were held by the Group's with-profits businesses, primarily by the consolidated subsidiaries for venture fund and other investment purposes of the UK with-profits fund.

Capital expenditure: property, plant and equipment by segment

The capital expenditure of £254 million (2017: £117 million) arose as follows: £52 million (2017: £55 million) in Asia, £14 million (2017: £19 million) in US and £187 million (2017: £41 million) in UK and Europe with the remaining balance of £1 million (2017: £2 million) arising from unallocated corporate expenditure.

C14    Investment properties

Investment properties principally relate to the UK with-profits fund and are carried at fair value. A reconciliation of the carrying amount of investment properties at the beginning and end of the year is set out below:

	2018 £m	2017 £m

At 1 January	16,497	14,646
Additions:
Resulting from property acquisitions	1,326	2,009
Resulting from expenditure capitalised	183	39
Disposals	(178)	(591)
Net gain from fair value adjustments	149	415
Net foreign exchange differences	(52)	(21)

At 31 December	17,925	16,497

The 2018 income statement includes rental income from investment properties of £927 million (2017: £876 million) and direct operating expenses including repairs and maintenance arising from these properties of £56 million (2017: £82 million).

Investment properties of £5,825 million (31 December 2017: £5,689 million) are held under finance leases. The present value of minimum lease payments under these leases is £42 million (31 December 2017: £43 million) and 76 per cent (31 December 2017: 73 per cent) of lease payments are due in over five years.

The Group's policy is to let investment properties to tenants through operating leases. Minimum future rentals to be received on non-cancellable operating leases of the Group's freehold investment properties are receivable in the following periods:

	2018 £m	2017 £m

Less than 1 year	314	322
1 to 5 years	1,077	1,073
Over 5 years	2,242	2,286

Total	3,633	3,681

The total minimum future rentals to be received on non-cancellable sub-leases for the Group's investment properties held under finance leases at 31 December 2018 are £1,596 million (31 December 2017: £1,527 million).

D    Other notes

D1    Corporate transactions

D1.1 Gains (losses) on disposal of businesses and corporate transactions

'(Loss) gain on disposal of businesses and corporate transactions' comprises the following:

	2018 £m	2017 £m

Loss arising on reinsurance of part of UK shareholder-backed annuity portfolionote(i)	(508)	–
Other transactionsnote(ii)	(80)	223

	(588)	223

Notes

(i)
Loss arising on reinsurance of part of UK shareholder-backed annuity portfolio

In March 2018, M&GPrudential announced the reinsurance of £12.0 billion (as at 31 December 2017) of its shareholder-backed annuity portfolio to Rothesay Life. Under the terms of the agreement, M&GPrudential has reinsured the liabilities to Rothesay Life, which is expected to be followed by a court sanctioned legal transfer, under Part VII of the Financial Services and Markets Act 2000 (Part VII), of most of the portfolio to Rothesay Life by 30 June 2019.

The reinsurance agreement became effective on 14 March 2018. A reinsurance premium of £12,149 million has been recognised within 'Outward reinsurance premiums' in the income statement and settled via the transfer of financial investments and other assets to Rothesay Life. After allowing for the recognition of a reinsurance asset and associated changes to policyholder liabilities, a loss of £(508) million was recognised in 2018 in relation to the transaction.

  The reinsured annuity business that will be transferred once the Part VII process is complete has been classified as held for sale in these consolidated financial statements in accordance with IFRS 5, 'Non-current assets held for sale and discontinued operations'.

  The assets and liabilities of the M&GPrudential annuity business classified as held for sale on the statement of financial position are as follows:

31 Dec 2018 £m

Assets
Reinsurer's share of insurance contract liabilities	10,502
Other assets (including cash and cash equivalents)	66

Assets held for sale	10,568

Liabilities
Policyholder liabilities	10,502
Other liabilities	66

Liabilities held for sale	10,568

(ii)
Other transactions

  Other transaction costs of £80 million incurred by the Group in 2018 primarily relate to additional costs incurred in exiting from the NPH broker-dealer business and costs related to preparation for the previously announced intention to demerge M&GPrudential from Prudential plc, resulting in two separately listed entities.

  In 2017, the Group completed its disposal of its Korea life business, realising a gain of £61 million principally as a result of recycling from other comprehensive income cumulative exchange gains of this business. On 15 August 2017, the Group, through its subsidiary National Planning Holdings, Inc. (NPH) sold its US independent broker-dealer network to LPL Financial LLC which realised a gain of £162 million in 2017. Together these two transactions generated a gain on disposal of businesses and corporate transactions of £223 million.

D1.2 Acquisition of TMB Asset Management Co., Ltd. in Thailand

In September 2018, the Group completed its initial acquisition of 65 per cent of TMB Asset Management Co., Ltd. (TMBAM), an asset management company in Thailand, from TMB Bank Public Limited (TMB) for £197 million.

The terms of the sale agreement include a call option exercisable (by the Group) after three years and a put option exercisable (by TMB) after four years which, if exercised, triggers the purchase of the remaining 35 per cent of the business. The put option, in line with IFRS, has been recognised as a financial liability and a reduction in shareholders' equity of £106 million as of the acquisition date, being the discounted expected consideration payable for the remaining 35 per cent (£109 million as of 31 December 2018).

The fair value of the acquired assets, assumed liabilities and resulting goodwill are shown in the table below:

31 Dec 2018 £m

Assets
Intangible assets	5
Other assets	26
Cash and cash equivalents	2

Total assets	33
Other liabilities	(10)
Non-controlling interests	(7)

Net assets acquired and liabilities assumed	16
Goodwill arising on acquisition*	181

Purchase consideration	197

*
The goodwill on acquisition of £181 million (retranslated to £186 million at 31 December 2018) is mainly attributable to the expected benefits from new customers and synergies. Refer to note C5.1 for changes to the carrying amount of goodwill during the year.

The acquisition of TMBAM contributed £18 million to revenue and £5 million to Asia's adjusted IFRS operating profit based on longer-term investment returns and profit before tax of the Group for the post-acquisition period from 27 September to 31 December 2018. There is no material impact on the Group's revenue and profit for 2018 if the acquisition had occurred on 1 January 2018.

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

Guarantees

Guarantee funds in both the UK and the US provide for payments to be made to policyholders on behalf of insolvent life insurance companies and are financed by payments assessed on solvent insurance companies based on location, volume and types of business. The estimated reserve for future guarantee fund assessments is not significant. The directors believe that sufficient provision has been made on the balance sheet for all anticipated payments for known insolvencies.

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

Matters relating to with-profits sub-funds:

  –
  Pension mis-selling review – the UK insurance regulator required all UK life insurance companies to review sales of personal pensions policies for potential mis-selling. Offers of redress to all cases were made by 30 June 2002. Whilst Prudential believed it met the regulator's requirements to issue offers of redress to all customers by 30 June 2002 there is a population of customers who, whilst an attempt was made at the time, to invite them to participate in the review, may not have received their invitation. These customers are being re-engaged to ensure that they have the opportunity to take part in the review. Costs arising from this review are met by the excess assets of the UK with-profits sub-fund and hence have not been charged to the asset shares used in the determination of policyholder bonus rates. Prudential has given an assurance that these deductions from excess assets will not impact its bonus or investment policy for policies within the with-profits sub-funds that were in force at 31 December 2003. This assurance does not apply to new business since 1 January 2004. In the unlikely event that such deductions would affect the bonus or investment policy for the relevant policies, Prudential has stated it would make available support to the sub-fund from shareholder resources for as long as the situation continued, so as to ensure that policyholders were not disadvantaged;

  –
  Scottish Amicable Insurance sub-fund – policies within this sub-fund (a with-profits sub-fund closed to new business) contain minimum levels of guaranteed benefit to policyholders. Should the assets of the sub-fund be inadequate to meet the guaranteed benefit obligations of the policyholders of SAIF, the UK with-profits sub-fund would be liable to cover any such deficiency in the first instance;

  In addition, certain pensions products within this sub-fund have guaranteed annuity rates at retirement, for which a provision of £361 million was held within the sub-fund (31 December 2017: £503 million); and

  –
  Guaranteed annuities – a provision for guaranteed annuity products of £49 million was held (31 December 2017: £53 million) in the UK with-profits sub-fund.

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

D3 Post balance sheet events

Dividends

The second interim ordinary dividend for the year ended 31 December 2018, that was approved by the Board of Directors after 31 December 2018, is described in note B6.

Renewal of strategic bancassurance alliance with United Overseas Bank Limited

In January 2019, the Group announced the renewal of its regional strategic bancassurance alliance with United Overseas Bank Limited (UOB). The new agreement extends the original alliance, which commenced in 2010 to 2034 and increases the geographical scope to include a fifth market, Vietnam, alongside the existing markets across Singapore, Malaysia, Thailand and Indonesia.

As part of this transaction, Prudential has agreed to pay UOB an initial fee of £662 million (translated using a Singapore dollar: £ foreign exchange rate of 1.7360) for distribution rights which is not dependent on future sales volumes. This amount will be paid in three instalments of £230 million in February 2019, £331 million in January 2020 and £101 million in January 2021. In line with the Group's policy, these amounts will be capitalised as a distribution rights intangible asset.

D4 Related party transactions

Transactions between the Company and its subsidiaries are eliminated on consolidation.

The Company has transactions and outstanding balances with certain unit trusts, Open-Ended Investment Companies (OEICs), collateralised debt obligations and similar entities that are not consolidated and where a Group company acts as manager, which are regarded as related parties for the purposes of IAS 24. The balances are included in the Group's statement of financial position at fair value or amortised cost in accordance with IAS 39 classifications. The transactions are included in the income statement and include amounts paid on issue of shares or units, amounts received on cancellation of shares or units and amounts paid in respect of the periodic charge and administration fee.

In addition, there are no material transactions between the Group's joint ventures and associates, which are accounted for on an equity method basis, and other Group companies.

Executive officers and Directors of the Company may from time to time purchase insurance, asset management or annuity products marketed by Group companies in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons.

In 2018, 2017 and 2016, other transactions with Directors were not deemed to be significant both by virtue of their size and in the context of the Directors' financial positions. All of these transactions are on terms broadly equivalent to those that prevail in arm's length transactions.

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

	2018 £m	2017 £m

Future minimum lease payments for non-cancellable operating leases fall due during the following periods:
Not later than 1 year	120	113
Later than 1 year and not later than 5 years	404	284
Later than 5 years	408	118
Future minimum sub-lease rentals received for non-cancellable operating leases for land and buildings	42	56
Minimum lease rental payments included in consolidated income statement	139	123

In addition, the Group has provided, from time to time, certain guarantees and commitments to third parties including funding the purchase or development of land and buildings and other related matters. The contractual obligations to purchase or develop investment properties at 31 December 2018 were £615 million (31 December 2017: £176 million).

At 31 December 2018, Jackson has unfunded commitments of £664 million (31 December 2017: £414 million) related to its investments in limited partnerships and £345 million (31 December 2017: £214 million) related to commercial mortgage loans and other fixed maturities. These commitments were entered into in the normal course of business and a material adverse impact on the operations is not expected to arise from them.

At 31 December 2018, UK and Europe's insurance operations had unfunded commitments of £3,997 million (31 December 2017: £3,225 million) related to private equity and infrastructure funds. In addition, Prudential Capital had unfunded commitments of £155 million (31 December 2017: £162 million) related to its bridging loans. These commitments were entered into in the normal course of business and no material adverse impact on the operations is expected to arise.

D6 Investments in subsidiary undertakings, joint ventures and associates

(a)
Dividend restrictions and minimum capital requirements

Certain Group subsidiaries and joint ventures are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to the parent company.

Under UK company law, UK companies can only declare dividends if they have sufficient distributable reserves. Further, UK insurance companies are required to maintain solvency margins in accordance with the rules of the Prudential Regulation Authority. M&GPrudential's asset management company, M&G Investment Management Ltd, is also required to maintain capital in accordance with regulatory requirements before making any distribution to the parent company.

Jackson is subject to state laws that limit the dividends payable to its parent company based on statutory capital, surplus and prior year earnings. Dividends in excess of these limitations require prior regulatory approval.

The Group's subsidiaries, joint ventures and associates in Asia may remit dividends to the Group, in general, provided the statutory insurance fund meets the capital adequacy standard required under local statutory regulations and has sufficient distributable reserves. For further details on local capital regulations in Asia please refer to note C12.2.

(b)
Investments in joint ventures and associates

Joint ventures represent arrangements where the controlling parties through contractual or other agreement have the rights to the net assets of the arrangements. The Group has shareholder-backed joint venture insurance and asset management businesses in China with CITIC Group, and a joint venture asset management business in India with ICICI Bank. In addition, there is an asset management joint venture in Hong Kong with Bank of China International Holdings Limited (BOCI) and Takaful insurance joint venture in Malaysia.

The Group has various joint ventures relating to property investments held by the UK with-profits fund. The results of these joint ventures are reflected in the movement in the unallocated surplus of the UK with-profits funds and therefore do not affect shareholders' results.

For the Group's joint ventures that are accounted for by using the equity method, the net of tax results of these operations are included in the Group's profit before tax.

The Group's associates, which are also accounted for under the equity method, include the Indian insurance entity (with the majority shareholder being ICICI Bank) and PPM South Africa. In addition, the Group has investments in Open-Ended Investment Companies (OEICs), unit trusts, funds holding collateralised debt obligations, property unit trusts and venture capital investments of the UK with-profits funds where the Group has significant influence. As allowed under IAS 28, these investments are accounted for on a fair value through profit or loss basis. The aggregate fair value of associates accounted for at fair value through profit or loss, where there are published price quotations, is approximately £1.2 billion at 31 December 2018 (31 December 2017: £2.4 billion).

For joint ventures and associates accounted for using the equity method, the 12 months financial information of these investments up to 31 December (covering the same period as that of the Group) has been used in these consolidated financial statements.

The Group's share of the profits (including short-term fluctuations in investment returns), net of related tax, and carrying amount of interest in joint ventures and associates, which are equity accounted as shown in the consolidated income statement comprises the following:

Joint ventures and associates	2018 £m	2017 £m	2016 £m

Shareholder-backed business	255	196	161
UK with-profits fund (prior to offsetting effect in movement in unallocated surplus)	36	106	21

Total	291	302	182

	Asia		UK and Europe
Share of profits from joint ventures and associates, net of related tax					Total segment and Group total
	Insurance	Asset management	Insurance	Asset management

2018	178	61	36	16	291

2017	121	60	106	15	302

2016	94	54	21	13	182

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

(c)
Related undertakings

In accordance with Section 409 of the Companies Act 2006 a list of Prudential Group's subsidiaries, joint ventures, associates and significant holdings (being holdings of more than 20 per cent) along with the classes of shares held, the registered office address and the country of incorporation and the effective percentage of equity owned at 31 December 2018 is disclosed below.

The definitions of a subsidiary undertaking, joint venture and associate in accordance with the Companies Act 2006 are different from the definition under IFRS. As a result, the related undertakings included within the list below may not be the same as the undertakings consolidated in the Group IFRS financial statements. The Group's consolidation policy is described in note A3.1(b).

Direct subsidiary undertakings of the parent company, Prudential plc (shares held directly or via nominees)

Key to share classes:

Abbreviation	Class of share held
LBG	Limited by Guarantee
LPI	Limited Partnership Interest
MI	Membership Interest
NSB	Non-stock basis
OS	Ordinary Shares
PI	Partnership Interest
PS	Preference Shares
U	Units

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

M&G Prudential Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Prudential (US Holdco1) Limited	OS	100.00%

Prudential Capital Holding Company Limited	OS	100.00%

Prudential Corporation Asia Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong

Prudential Group Holdings Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Other subsidiaries, joint ventures, associates and significant holdings of the Group – no shares held directly by the parent company, Prudential plc or its nominees:

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

95th Avenue Retail Building, LLC	MI	100.00%	901 S., Ste. 201, Second St., Springfield, IL, 62704-7909, United States

Aberdeen Standard Singapore Equity	OS	57.73%	21 Church Street, Capital Square 2, #01-01, Singapore 049480

Aberdeen Standard Cash Creation	OS	22.91%	28th Floor Bangkok City Tower, 179 South Sathorn Road, Thungmahamek, Sathorn, Bangkok 10120, Thailand

Allied Life Brokerage Agency, Inc	OS	100.00%	400 East Court Avenue, Des Moines, IA 50309, USA

ANRP II (AIV VI FC), L.P.	LPI	36.58%	Cayman Corporate Centre, 27 Hospital Road, George Town, KY-9008, Cayman Islands

BOCHK Aggressive Growth Fund	OS	57.19%	27th Floor, Bank of China Tower, 1 Garden Road, Central and Western District, Hong Kong

BOCHK Asia Pacific Equity Fund	U	27.18%	12th Floor and 25th Floor, Citicorp Centre, 18 Whitfield Road, Causeway Bay, Wan Chai, Hong Kong

BOCHK Balanced Growth Fund	OS	49.07%

BOCHK China Equity Fund	OS	66.00%

BOCHK Conservative Growth Fund	OS	54.00%

BOCHK Global Bond Fund	OS	30.25%	27/F Bank of China Tower, 1 Garden Road, Central and Western District, Hong Kong

BOCHK Investment Funds - BOCHK Hong Kong Equity Fund	U	20.25%	12th Floor, 25th Floor, Citicorp Centre, 18 Whitfield Road, Causeway Bay, Wan Chai , Hong Kong

BOCI - Prudential Asset Management Limited	OS	36.00%	27th Floor, Bank of China Tower, 1 Garden Road, Central and Western District, Hong Kong

BOCI - Prudential Trustee Limited	OS	36.00%	12th Floor and 25th Floor, Citicorp Centre, 18 Whitfield Road, Causeway Bay, Wan Chai, Hong Kong

Brier Capital LLC	OS	100.00%	1 Corporate Way, Lansing, MI 48951, USA

Brooke (Holdco 1) Inc	OS	100.00%	1105 North Market Street, Suite 1300, Wilmington, DE 19801, USA

Brooke Life Insurance Company	OS	100.00%	1 Corporate Way, Lansing, MI 48951, USA

BWAT Retail Nominee (1) Limited	OS	50.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

BWAT Retail Nominee (2) Limited	OS	50.00%

Calvin F1 GP Limited	OS	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, UK

Calvin F2 GP Limited	OS	100.00%

Canada Property (Trustee) No 1 Limited	OS	100.00%	Lime Grove House, Green Street, St Helier, JE1 2ST, Jersey

Canada Property Holdings Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Cardinal Distribution Park Management Limited	OS	66.00%	5th Floor Cavendish House, 39 Waterloo Street, Birmingham, B2 5PP, UK

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

Carraway Guildford (Nominee A) Limited	OS	100.00%	13 Castle Street, St Helier, Jersey, JE4 5UT

Carraway Guildford (Nominee B) Limited	OS	100.00%

Carraway Guildford General Partner Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Carraway Guildford Investments Unit Trust	OS	100.00%	13 Castle Street, St Helier, Jersey, JE4 5UT

Carraway Guildford LP	LPI	100.00%	Lloyds Chambers, 1 Portsoken Street, London, E1 8HZ, UK

Centaurus Retail LLP	LPI	50.00%	40 Broadway, London, SW1H 0BU, UK

Centre Capital Non-Qualified Investors IV AIV Orion, LP	LPI	76.80%	2711 Centreville Road, Suite 400, Wilmington, DE 19808, USA

Centre Capital Non-Qualified Investors IV AIV-ELS, LP	LPI	76.53%

Centre Capital Non-Qualified Investors IV AIV-RA, LP	LPI	31.92%

Centre Capital Non-Qualified Investors IV, LP	LPI	73.06%

Centre Capital Non-Qualified Investors V AIV-ELS LP	LPI	73.16%

Centre Capital Non-Qualified Investors V LP	LPI	67.16%

CEP IV-A Chicago AIV LP	LPI	31.92%	615 South Dupont Highway, Dover, DE 19901, USA

CEP IV-A CWV AIV LP	LPI	31.95%	850 New Burton Road, Suite 201, Dover, DE 19904, USA

CEP IV-A Davenport AIV LP	LPI	31.92%	615 South Dupont Highway, Dover, DE 19901, USA

CEP IV-A Indy AIV LP	LPI	31.92%

CEP IV-A NMR AIV LP	LPI	31.92%

CEP IV-A WBCT AIV LP	LPI	31.91%

CF Prudential European QIS Fund	OS	97.89%	17 Rochester Row, London, SW1P 1QT, UK

CF Prudential Japanese QIS Fund	OS	97.99%

CF Prudential North American QIS Fund	OS	98.87%	135 Bishopsgate, London, EC2M 3UR, UK

CF Prudential Pacific Markets Trust Fund	OS	98.31%	Laurence Pountney Hill, London, EC4R 0HH, UK

CF Prudential UK Growth QIS Fund	OS	98.92%	17 Rochester Row, London, SW1P 1QT, UK

CITIC-CP Asset Management Co., Ltd.	MI	26.95%	No.128 North Zhangjiabang Road, Pudong District, Shanghai, China

CITIC-Prudential Fund Management Co., Ltd.	MI	49.00%	Level 9, HSBC Building, Shanghai IFC, 8 Century Avenue, Pudong, Shanghai, China

CITIC-Prudential Life Insurance Company Limited	MI	50.00%	East Tower, World Financial Centre, No. 1 East Third Ring Middle Road, Chaoyang District, Beijing, China

Clairvest Equity Partners IV-A LP	LPI	31.87%	22 St Clair Avenue East, Suite 1700, Toronto, ON M4T 2S3, Canada

Cribbs Causeway JV Limited	OS	50.00%	40 Broadway, London, SW1H 0BU, UK

Cribbs Causeway Merchants Association Limited	LBG	100.00%	The Mall at Cribbs Causeway, Bristol, BS34 5DG, UK

Cribbs Mall Nominee (1) Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

Curian Capital, LLC	OS	100.00%	1 Corporate Way, Lansing, MI 48951, USA

Curian Clearing LLC (Michigan)	OS	100.00%

Digital Infrastructure Investment Partners GP LLP	LPI	65.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Digital Infrastructure Investment Partners GP1 Limited	OS	100.00%

Digital Infrastructure Investment Partners LP	LPI	100.00%

Digital Infrastructure Investment Partners SLP GP LLP	LPI	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, UK

Digital Infrastructure Investment Partners SLP GP1 Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Digital Infrastructure Investment Partners SLP GP2 Limited	OS	100.00%

Eastspring Al-Wara' Investments Berhad	OS	100.00%	Level 25, Menara Hong Leong, No. 6 Jalan Damanlela, Bukit Damansara, 50490 Kuala Lumpur, Wilayah Persekutuan, Malaysia

Eastspring Asset Management Korea Co. Ltd.	OS	100.00%	15th Floor, Shinhan Investment Tower, 70 Yoidae-ro, Youngdungpo-gu, Seoul 07325, Korea

Eastspring Infrastructure Debt Fund L.P.	PI	100.00%	PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

Eastspring Investments - Japan Equity Fund	U	89.84%	26, boulevard Royal, Luxembourg, L-2449, Luxembourg

Eastspring Investment Management (Shanghai) Company Limited	OS	100.00%	3/F Azia Center, 1233 Lujiazui Ring Road, Shanghai 200120, PRC

Eastspring Investments - Asian Local Bond Fund	OS	97.95%	26, Boulevard Royal, L-2449, Luxembourg

Eastspring Investments - Asian Smaller Companies Fund	OS	99.71%

Eastspring Investments - Developed and Emerging Asia Equity Fund	OS	100.00%

Eastspring Investments - Emerging Europe, Middle East and Africa Dynamic Fund	OS	100.00%

Eastspring Investments - Global Emerging Markets Customized Equity Fund	OS	99.90%

Eastspring Investments - Global Emerging Markets Dynamic Fund	OS	94.89%

Eastspring Investments - Global Low Volatility Equity Fund	OS	98.67%

Eastspring Investments - Global Technology Fund	OS	78.82%

Eastspring Investments - Japan Fundamental Value Fund	OS	98.69%

Eastspring Investments - Pan European Fund	OS	52.83%	10 Marina Boulevard, #32-01, Marina Bay Financial Centre, Singapore 018983

Eastspring Investments - US High Yield Bond Fund	OS	31.43%	26, Boulevard Royal, L-2449, Luxembourg

Eastspring Investments (Hong Kong) Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

Eastspring Investments (Luxembourg) SA	OS	100.00%	26, Boulevard Royal, L-2449, Luxembourg

Eastspring Investments (Singapore) Limited	OS	100.00%	10 Marina Boulevard, #32-01, Marina Bay Financial Centre, Singapore 018983

Eastspring Investments Asia Pacific Equity Fund	OS	99.98%	26, Boulevard Royal, L-2449, Luxembourg

Eastspring Investments Asian Bond Fund	OS	89.69%

Eastspring Investments Asian Dynamic Fund	OS	84.57%

Eastspring Investments Asian Equity Fund	OS	68.69%

Eastspring Investments Asian Equity Income Fund	OS	77.26%

Eastspring Investments Asian High Yield Bond Fund	OS	49.64%

Eastspring Investments Asian High Yield Bond MY Fund	OS	81.00%

Eastspring Investments Asian Infrastructure Equity Fund	OS	44.47%

Eastspring Investments Asian Investment Grade Bond Fund	OS	100.00%

Eastspring Investments Asian Low Volatility Equity Fund	OS	90.00%

Eastspring Investments Asian Property Securities Fund	OS	95.08%

Eastspring Investments - Asian Total Return Bond Fund	U	99.13%	26, boulevard Royal, Luxembourg, L-2449, Luxembourg

Eastspring Investments Berhad	OS	100.00%	Level 25, Menara Hong Leong, No. 6 Jalan Damanlela, Bukit Damansara, 50490 Kuala Lumpur, Wilayah Persekutuan, Malaysia

Eastspring Investments China Equity Fund	OS	53.72%	26, Boulevard Royal, L-2449, Luxembourg

Eastspring Investments Dragon Peacock Fund	OS	35.18%

Eastspring Investments European Inv Grade Bond Fund	OS	99.76%

Eastspring Investments Fund Management Limited Liability Company	MI	100.00%	23rd Floor, Saigon Trade Center, 37 Ton Duc Thang Street, District 1, Ho Chi Minh City, Vietnam

Eastspring Investments Global Emerging Markets Bond Fund	OS	95.43%	26, Boulevard Royal, L-2449, Luxembourg

Eastspring Investments Global Equity Navigator Fund	OS	99.99%

Eastspring Investments Global Market Navigator Fund	OS	98.88%

Eastspring Investments Greater China Equity Fund	OS	94.13%

Eastspring Investments Hong Kong Equity Fund	OS	99.89%

Eastspring Investments Incorporated	OS	100.00%	874 Walker Road, Suite C, Dover, DE 19904, USA

Eastspring Investments India Consumer Equity Open Limited	OS	100.00%	3rd Floor, 355 NEX, Rue du Savoir, Cybercity Ebene 72201, Mauritius

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

Eastspring Investments India Equity Fund	OS	69.74%	26, Boulevard Royal, L-2449, Luxembourg

Eastspring Investments India Equity Open Limited	OS	100.00%	3rd Floor, 355 NEX, Rue du Savoir, Cybercity Ebene 72201, Mauritius

Eastspring Investments India Infrastructure Equity Open Limited	OS	100.00%

Eastspring Investments Latin American Equity Fund	OS	91.89%	26, Boulevard Royal, L-2449, Luxembourg

Eastspring Investments Limited	OS	100.00%	Marunouchi Park Building, 6-1 Marunouchi 2-chome, Chiyoda-Ku, Tokyo, Japan

Eastspring Investments Global Multi Asset Income Plus Growth Fund	OS	100.00%	26, Boulevard Royal, L-2449, Luxembourg

Eastspring Investments North America Value Fund	OS	99.84%

Eastspring Investments Services Pte. Ltd.	OS	100.00%	10 Marina Boulevard, #32-01, Marina Bay Financial Centre, Singapore 018983

Eastspring Investments SICAV-FIS - Alternative Investments Fund	OS	100.00%	26, Boulevard Royal, L-2449, Luxembourg

Eastspring Investments SICAV-FIS - Asia Pacific Loan Fund	OS	100.00%

Eastspring Investments SICAV-FIS Africa Equity Fund	U	100.00%

Eastspring Investments SICAV-FIS Universal USD Bond Fund	OS	99.94%

Eastspring Investments SICAV-FIS Universal USD Bond II Fund	OS	100.00%

Eastspring Investments US Bond Fund	OS	32.87%

Eastspring Investments US Corporate Bond Fund	OS	89.61%

Eastspring Investments US Equity Income Fund	U	99.50%

Eastspring Investments US High Inv Grade Bond Fund	OS	92.77%

Eastspring Investments US Investment Grade Bond Fund	OS	56.87%

Eastspring Investments US Strategic Income Bond Fund	OS	100.00%

Eastspring Investments US Total Return Bond Fund	OS	100.00%

Eastspring Investments Unit Trust - Dragon Peacock Fund	U	97.40%	Eastspring Investments (Singapore) Limited, Marina Bay Financial Centre, 10, Marina Boulevard, #32-01, Singapore 018983, Singapore

Eastspring Investments UT Singapore ASEAN Equity Fund	OS	100.00%	10 Marina Boulevard, #32-01, Marina Bay Financial Centre, Singapore 018983

Eastspring Investments UT Singapore Select Bond Fund	OS	85.39%

Eastspring Investments World Value Equity Fund	OS	92.28%	26, Boulevard Royal, L-2449, Luxembourg

Eastspring Overseas Investment Fund Management (Shanghai) Company Limited	OS	100.00%	Unit 306-308, 3/F Azia Center, 1233 Lujiazui Ring Road, China (Shanghai) Pilot Free Trade Zone, China

Eastspring Real Assets Partners	OS	100.00%	PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

Eastspring Securities Investment Trust Co., Ltd.	OS	99.54%	4th Floor, No.1 Songzhi Road, Taipei 110, Taiwan

Edger Investments Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Edinburgh Park (Management) Limited	LBG	100.00%	1 Exchange Crescent, Conference Square, Edinburgh, EH3 8UL, UK

Embankment GP Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Embankment Nominee 1 Limited	OS	100.00%

Embankment Nominee 2 Limited	OS	100.00%

Empire Holding SARL (In liquidation)	OS	100.00%	5, rue Guilllaume Kroll, L-1882, Luxembourg

European Specialist Investment Funds - M&G Total Return Credit Investment Fund	OS	26.13%	80, route d'Esch, L-1470, Luxembourg

Falan GP Limited	OS	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, UK

Fashion Square ECO LP (In liquidation)	LPI	100.00%	1209 Orange Street, Wilmington, DE 19801, USA

Fidelity Funds - Japan Fund	OS	23.56%	2A, Rue Albert Borschette, BP 274, Luxembourg, L-1246, Luxembourg

First State China Focus Fund	OS	60.97%	70 Sir John Rogerson's Quay Dublin 2 D02 R296 Ireland

First State Global Property A	OS	42.35%	Ground Floor, Tower 1, Darling Park, 201 Sussex Street, Sydney, NSW 2001, Australia

Five Hotel Holding, LLC	MI	100.00%	CT Corporation System, 208 South LaSalle Street, Suite 814, Chicago, IL 60604, USA

Folios III Designated Activity Company	OS	60.00%	Fourth Floor, 76 Lower Baggot Street, Dublin 2

Foudry Properties Limited	OS	50.00%	Clearwater Court, Vastern Road, Reading RG1 8DB, UK

Fubon China Currency Fund	OS	25.10%	8F, No.108, Sec. 1, Dunhua S. Rd., Songshan Dist., Taipei

Fubon Global Investment Grade Bond Fund	OS	47.80%	8F, No.108, Sec. 1, Dunhua S. Rd., Songshan Dist., Taipei

Furnival Insurance Company PCC Limited	OS	100.00%	Third Floor, La Plaiderie Chambers, La Plaiderie, St Peter Port, Guernsey, GY1 1WG

Genny GP 1 LLP	LPI	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Genny GP 2 Limited	OS	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, UK

Genny GP Limited	OS	100.00%

George Digital GP 1 LLP	LPI	100.00%

George Digital GP 2 Limited	OS	100.00%

George Digital GP Limited	OS	100.00%

GGE GP Limited	OS	100.00%

Green GP Limited	OS	100.00%

Greenpark (Reading) General Partner Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Greenpark (Reading) Nominee No. 1 Limited	OS	100.00%

GreenPark (Reading) Nominee No. 2 Limited	OS	100.00%

GS Twenty Two Limited	OS	100.00%

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

Hermitage Management LLC	OS	100.00%	1 Corporate Way, Lansing, MI 48951, USA

Holborn Bars Nominees Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Holtwood Limited (in liquidation)	OS	100.00%	International House, Castle Hill, Victoria Road, Douglas, IM2 4RB, Isle of Man

Hudson Seasons, LLC	MI	100.00%	874 Walker Road, Suite C, Dover, DE 19904, USA

Hyde Holdco 1 Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

ICICI Prudential Asset Management Company Limited	OS	49.00%	12th Floor, Narain Manzil, 23, Barakhamba Road, New Delhi 110001, India

ICICI Prudential Life Insurance Company Limited	OS	25.82%	ICICI PruLife Towers, 1089 Appasaheb Marathe Marg, Prabhadevi, Mumbai 400025, India

ICICI Prudential Pension Funds Management Company	OS	25.82%

ICICI Prudential Trust Limited	OS	49.00%	12th Floor, Narain Manzil, 23, Barakhamba Road, New Delhi 110001, India

Infracapital (AIRI) GP Limited	OS	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, UK

Infracapital (Belmond) GP Limited	OS	100.00%

Infracapital (Bio) GP Limited	OS	100.00%

Infracapital (Churchill) GP 1 Limited	OS	100.00%	Governors House, 5 Laurence Pountney Hill, London, EC4R 0HH, England

Infracapital (Churchill) GP LLP	LPI	100.00%

Infracapital (GC) GP Limited	OS	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, UK

Infracapital (Gigaclear) GP 1 Limited	OS	100.00%

Infracapital (Gigaclear) GP 2 Limited	OS	100.00%

Infracapital (Gigaclear) GP LLP	LPI	100.00%

Infracapital (IT PPP) GP Limited	OS	100.00%

Infracapital (Leo) GP Limited	OS	100.00%

Infracapital (Sense) GP Limited	OS	100.00%

Infracapital (TLSB) GP Limited	OS	100.00%

Infracapital (TLSB) SLP LP	LPI	100.00%

Infracapital ABP GP Limited (In liquidation)	OS	100.00%

Infracapital CI II Limited	OS	100.00%

Infracapital DF II GP LLP	LPI	100.00%

Infracapital DF II Limited	OS	100.00%

Infracapital Employee Feeder GP 1 LLP	LPI	100.00%

Infracapital Employee Feeder GP 2 LLP	LPI	100.00%

Infracapital Employee Feeder GP Limited	OS	100.00%

Infracapital F1 GP2 Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Infracapital F2 GP1 Limited	OS	100.00%

Infracapital F2 GP2 Limited	OS	100.00%

Infracapital GP 1 LLP	LPI	100.00%

Infracapital GP 2 LLP	LPI	100.00%

Infracapital GP II Limited	OS	100.00%

Infracapital GP Limited	OS	100.00%

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

Infracapital Greenfield DF GP LLP	LPI	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, UK

Infracapital Greenfield Partners 1 SLP GP LLP	LPI	100.00%

Infracapital Greenfield Partners 1 SLP GP1 Limited	OS	100.00%

Infracapital Greenfield Partners 1 SLP GP2 Limited	OS	100.00%

Infracapital Greenfield Partners I Employee Feeder GP LLP	LPI	100.00%

Infracapital Greenfield Partners I GP 1 Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Infracapital Greenfield Partners I GP 2 Limited	OS	100.00%

Infracapital Greenfield Partners I GP LLP	LPI	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, UK

Infracapital Greenfield Partners I LP	LPI	26.52%	Laurence Pountney Hill, London, EC4R 0HH, UK

Infracapital Greenfield Partners I SLP2 GP LLP	LPI	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, UK

Infracapital Greenfield Partners I Subholdings GP LLP	LPI	100.00%

Infracapital Greenfield Partners I Subholdings GP1 Limited	OS	100.00%

Infracapital Partners II LP	LPI	31.56%	Laurence Pountney Hill, London, EC4R 0HH, UK

Infracapital Partners II Subholdings GP LLP	LPI	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, UK

Infracapital Partners II Subholdings GP1 Limited	OS	100.00%

Infracapital Partners III GP SARL	OS	100.00%	6, rue Eugène Ruppert, L-245, Luxembourg

Infracapital Partners III Subholdings (Euro) GP LLP	LPI	100.00%	Governors House, 5 Laurence Pountney Hill, London, EC4R 0HH, England

Infracapital Partners III Subholdings (Sterling) GP LLP	LPI	100.00%

Infracapital Partners III Subholdings GP1 Limited	OS	100.00%

Infracapital Partners III Subholdings GP2 Limited	OS	100.00%

Infracapital Partners LP	LPI	33.04%	Laurence Pountney Hill, London, EC4R 0HH, UK

Infracapital RF GP Limited	OS	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, UK

Infracapital Sisu GP Limited	OS	100.00%

Infracapital SLP II GP LLP	LPI	100.00%

Infracapital SLP II LP	LPI	34.00%

Infracapital SLP Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Innisfree M&G PPP LLP	LPI	35.00%	Boundary House, 91-93 Charterhouse Street, London, EC1M 6HR, UK

Innisfree M&G PPP LP	LPI	62.22%

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

Invesco Fixed Maturity Selective Emerging Market Bonds 2024	OS	57.31%	22nd Floor, No. 1 Songzhi Road, Taipei, TW-TPE 11047, Taiwan, Province of China

INVEST Financial Company Insurance Agency LLC of Illinois	OS	100.00%	208 South LaSalle Street, Chicago, IL 60604, USA

Jackson Charitable Foundation Inc	NSB	100.00%	1 Corporate Way, Lansing, MI 48951, USA

Jackson Holdings LLC	OS	100.00%	1105 North Market Street, Suite 1300, Wilmington, DE 19801, USA

Jackson National Asset Management LLC	OS	100.00%	1 Corporate Way, Lansing, MI 48951, USA

Jackson National Life (Bermuda) Limited	OS	100.00%	Cedar House, Hamilton, Bermuda

Jackson National Life Distributors LLC	OS	100.00%	1209 Orange Street, Wilmington, DE 19801, USA

Jackson National Life Insurance Company	OS	100.00%	1 Corporate Way, Lansing, MI 48951, USA

Jackson National Life Insurance Company of New York	OS	100.00%	2900 Westchester Avenue, Suite 305, Purchase, NY 10577, USA

Jefferies Capital Partners V, L.P.	LPI	21.92%	1209 Orange Street, Wilmington, DE 19801, USA

JNL Global Credit LLC	OS	100.00%	874 Walker Road, Suite C, City of Dover, County of Kent, State of Delaware 19904, United States

Lion Credit Opportunity Fund Public Limited Company - Credit Opportunity Fund XV	OS	98.44%	53 Merrion Square South, Dublin 2, D02 PR63, Ireland

LIPP SARL (In liquidation)	OS	100.00%	5, rue Guilllaume Kroll, L-1882, Luxembourg

Livicos Limited (In liquidation)	OS	100.00%	Montague House, Adelaide Road, Dublin 2, D02 K039, Ireland

London Stone Investments F3 Employee Feeder GP LLP	LPI	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, UK

London Stone Investments F3 I Limited	OS	100.00%

London Stone Investments F3 II Limited	OS	100.00%

London Stone Investments F3 SP GP LLP	LPI	100.00%

M&G (Guernsey) Limited	OS	100.00%	Dorey Court, Admiral Park, St. Peter Port, GY1 2HT, Guernsey

M&G Alternatives Investment Management Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

M&G Asia Property Fund	OS	54.01%	34-38, Avenue de la Liberté, L-1930, Luxembourg

M&G Corporate bond Fund	OS	30.96%	Laurence Pountney Hill, London, EC4R 0HH, UK

M&G Dividend Fund	OS	58.33%	Laurence Pountney Hill, London, EC4R 0HH, UK

M&G Episode Macro Fund	OS	23.92%

M&G European Credit Investment Fund	OS	82.48%	80, route d'Esch, L-1470, Luxembourg

M&G European High Yield Credit Investment Fund	OS	99.99%

M&G European Property Fund SICAV-FIS	OS	49.74%	34-38, Avenue de la Liberté, L-1930, Luxembourg

M&G European Secured Property Income Fund	U	23.98%

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

M&G European Select Fund	OS	41.53%	Laurence Pountney Hill, London, EC4R 0HH, UK

M&G (Lux) European Strategic Value Fund	OS	79.22%

M&G Financial Services Limited	OS	100.00%

M&G Founders 1 Limited	OS	100.00%

M&G General Partner Inc	OS	100.00%	Walker House, 87 Mary Street, Grand Cayman, KY1-9002, Cayman Islands

M&G Gilt & Fixed Interest Income Fund	OS	49.65%	Laurence Pountney Hill, London, EC4R 0HH, UK

M&G Group Limited	OS	100.00%

M&G IMPPP 1 Limited	OS	100.00%

M&G International Investments Nominees Limited	OS	100.00%

M&G International Investments SA	OS	100.00%	34-38, Avenue de la Liberté, L-1930, Luxembourg

M&G International Investments Switzerland AG	OS	100.00%	Talstrasse 66, 8001 Zurich, Switzerland

M&G Investment Funds (10) - M&G Absolute Return Bond Fund	OS	41.56%	Laurence Pountney Hill, London, EC4R 0HH, UK

M&G Investment Funds (10) - M&G Global Listed Infrastructure Fund	OS	20.00%

M&G Investment Funds (10) - M&G Positive Impact Fund	OS	51.96%

M&G Investment Funds (4) - M&G Episode Allocation Fund	OS	22.35%

M&G Investment Funds (7) - M&G Global Convertibles Fund	OS	59.02%

M&G Investment Management Limited	OS	100.00%

M&G Investments (Americas) Inc.	OS	100.00%	251 Little Falls Drive, Wilmington, DE, 19801

M&G Investments (Australia) Pty Ltd	OS	100.00%	Level 16, Grosvenor Place, 225 George Street, Sydney, Australia, NSW 2000

M&G Investments (Hong Kong) Limited	OS	100.00%	6th Floor, Alexandra House, 18 Chater Road, Central, Hong Kong

M&G Investments (Singapore) Pte. Ltd.	OS	100.00%	10 Marina Boulevard, #32-01, Marina Bay Financial Centre, Singapore 018983

M&G Investments Japan Co., LTD	OS	100.00%	3-1 Toranomon, 4 Chome, Minato-ku, Tokyo, Japan

M&G Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

M&G Luxembourg SA	OS	100.00%	34-38, Avenue de la Liberté, L-1930, Luxembourg

M&G Management Services Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

M&G Nominees Limited	OS	100.00%

M&G PFI 2018 GP LLP	LPI	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, UK

M&G PFI 2018 GP1 Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

M&G PFI 2018 GP2 Limited	OS	100.00%

M&G PFI Carry Partnership 2016 LP	LPI	25.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, UK

M&G PFI Partnership 2018 LP	LPI	100.00%

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

M&G Platform Nominees Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

M&G Prudential (Holdings) Limited	OS	100.00%

M&G Prudential Service Company Limited	OS	100.00%

M&G RE Espana 2016 S.L.	OS	100.00%	Plaza de Colon, Torre II, Planta 14, 28046, Madrid, Spain

M&G RE UKEV (GP1) LLP	LPI	100.00%	Laurence Pountney Hill, London, EC4R 0HH

M&G RE UKEV 1-A LP	LPI	100.00%

M&G Real Estate Asia Holding Company Pte. Ltd	OS	100.00%	10 Marina Boulevard, #32-01, Marina Bay Financial Centre, Singapore 018983

M&G Real Estate Asia PTE. Ltd	OS	100.00%

M&G Real Estate Debt Finance VI Designated Activity Company	OS	46.00%	4th Floor, 76 Lower Baggot Street, Dublin 2, D02 Ek81

M&G Real Estate Funds Management SARL	OS	100.00%	34-38, Avenue de la Liberté, L-1930, Luxembourg

M&G Real Estate Japan Co. Ltd.	OS	100.00%	Shiroyama Trust Tower, Tokyo, Japan

M&G Real Estate Korea Co. Ltd.	OS	100.00%	Kyobo Building, Seoul, Korea

M&G Real Estate Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

M&G Real Estate UK Enhanced Value LP	LPI	50.10%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, UK

M&G Real Estate UKEV (GP) LLP	LPI	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

M&G RED Employee Feeder GP Limited	OS	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, UK

M&G RED II Employee Feeder GP Limited	OS	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, UK

M&G RED II GP Limited	OS	100.00%	Third Floor, La Plaiderie Chambers, La Plaiderie, St Peter Port, Guernsey, GY1 1WG

M&G RED II SLP GP Limited	OS	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, UK

M&G RED II SLP LP	LPI	28.00%

M&G RED III Employee Feeder GP Limited	OS	100.00%

M&G RED III GP Limited	OS	100.00%	Third Floor, La Plaiderie Chambers, La Plaiderie, St Peter Port, Guernsey, GY1 1WG

M&G RED III SLP GP Limited	OS	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, UK

M&G RED III SLP LP	LPI	25.00%

M&G RED SLP GP Limited	OS	100.00%

M&G RPF GP Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

M&G RPF Nominee 1 Limited	OS	100.00%

M&G RPF Nominee 2 Limited	OS	100.00%

M&G Securities Limited	OS	100.00%

M&G SIF Management Company (Ireland) Limited	OS	100.00%	78 Sir John Rogerson's Quay, Dublin 2, D02 RK57, Ireland

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

M&G Specialty Finance Fund (GP) Sárl	OS	100.00%	51, Avenue J.F. Kennedy, L-1855 Luxembourg

M&G Specialty Finance Fund Carry Interest Partnership (GP) Sárl	OS	100.00%

M&G UK Companies Financing Fund II LP	LPI	48.32%	Laurence Pountney Hill, London, EC4R 0HH, UK

M&G UK Property Fund	OS	100.00%	16, Boulevard Royal, L-2449, Luxembourg

M&G UK Property GP Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

M&G UK Property Nominee 1 Limited	OS	100.00%

M&G UK Property Nominee 2 Limited	OS	100.00%

M&G UK Residential Property Fund	LPI	58.42%	34-38, avenue de la Liberté, L-1931, Luxembourg

M&G UKCF II GP Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

M&G UKEV (SLP) General Partner LLP	LPI	100.00%

M&G UKEV (SLP) LP	LPI	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, UK

Manchester JV Limited	OS	50.00%	40 Broadway, London, SW1H 0BU, UK

Manchester Nominee (1) Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Manulife Asia Pacific Bond Fund	OS	20.33%	9th Floor, 89 Sungren Road, Taipei, TW-TPE 11073, Taiwan, Province of China

Manulife China Dim Sum High Yield Bond Fund	OS	36.45%

Manulife China Offshore Bond Fund	OS	51.39%

Manulife Superior Selection China Fund	OS	21.74%

Manulife USD High Yield Bond Fund	U	25.73%

MCF S.r.l	LPI	45.00%	Via Romagnosi 18/a, 00196 Roma, Italy

Minster Court Estate Management Limited	OS	75.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Mission Plans of America, Inc	OS	100.00%	1999 Bryan Street, Suite 900, Dallas, TX 75201, USA

Murphy & Partners Fund, LP	LPI	21.07%	2711 Centreville Road, Suite 400, Wilmington, DE 19808, USA

NAPI REIT, Inc	OS	99.00%	300 E Lombard Street, Baltimore, MD 21202, USA

National Planning Holdings, LLC	OS	100.00%	1209 Orange Street, Wilmington, DE 19801, USA

Nomura Six Years Fixed Maturity Emerging Market Bond Fund	OS	43.40%	101 Tower, 30F, No. 7 Sec. 5, Taipei , Taiwan, Province of China

North Sathorn Holdings Company Limited	OS	100.00%	3 Rajanakarn Building, 20th Floor, South Sathorn Road, Yannawa Subdistrict, Sathorn District, Bangkok, Thailand

Nova Sepadu Sdn. Bhd. (In liquidation)	OS	51.00%	Suite 1005, 10th Floor Wisma Hamzah-Kwong Hing, No. 1 Leboh Ampang, 50100 Kuala Lumpur, Malaysia

Oaktree Business Park Limited	OS	12.50%	Laurence Pountney Hill, London, EC4R 0HH, UK

Old Kingsway, LP	LPI	100.00%	2711 Centreville Road, Suite 400, Wilmington, DE 19808, USA

Optimus Point Management Company Limited	OS	100.00%	Barrat House Cartwright Way, Bardon Hill, Coalville, LE67 1UF, UK

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

Pacus (UK) Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

PCA IP Services Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong

PCA Life Assurance Co. Ltd.	OS	99.79%	8th Floor, No.1 Songzhi Road, Taipei 11047, Taiwan

PCA Reinsurance Co. Ltd.	OS	100.00%	Unit Level 13(A), Main Office Tower, Financial Park Labuan, Jalan Merdeka, 87000 Federal Territory of Labuan, Malaysia

PGDS (UK One) Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

PGDS (US One) LLC	OS	100.00%	1209 Orange Street, Wilmington, DE 19801, USA

PGF Management Company (Ireland) Limited	OS	50.00%	5 George's Dock, Dublin 1, D01 X8N7, Ireland

PPM America Capital Partners III, LLC	MI	60.50%	774 Walker Road, Suite C, Dover, DE 19904, USA

PPM America Capital Partners IV, LLC	MI	34.50%	874 Walker Road, Suite C, City of Dover, County of Kent, State of Delaware 19904, United States

PPM America Capital Partners V, LLC	MI	34.00%

PPM America Capital Partners VI, LLC	MI	32.00%

PPM America Capital Partners VII, LLC	MI	100.00%

PPM America Private Equity Fund III LP	LPI	99.81%

PPM America Private Equity Fund IV LP	LPI	99.84%

PPM America Private Equity Fund V LP	LPI	99.84%

PPM America Private Equity Fund VI LP	LPI	99.85%

PPM America Private Equity Fund VII LP	LPI	100.00%

PPM America, Inc	OS	100.00%

PPM Capital (Holdings) Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

PPM CLO 2 Ltd.	OS	100.00%	PO Box 1093, Queensgate House,Grand Cayman KY1-1102, Cayman Islands

PPM CLO 2018-1 Ltd.	PS	100.00%	Queensgate House, South Church Street, George Town, Grand Cayman KY1-1102, Cayman Islands

PPM CLO 3 Ltd.	OS	100.00%	PO Box 1093, Queensgate House,Grand Cayman KY1-1102, Cayman Islands

PPM Finance, Inc	OS	100.00%	774 Walker Road, Suite C, Dover, DE 19904, USA

PPM Funds	OS	100.00%	84 State Street, MA, Boston, Suffolk, 02109

PPM Funds - PPM Core Plus Fixed Income Fund	OS	99.00%	C/O PPM America, Inc., West Wacker Drive, Suite 1200, 60606, Chicago, United States of America

PPM Funds - PPM Credit Fund	OS	99.00%

PPM Funds - PPM Floating Rate Income Fund	OS	96.00%

PPM Funds - PPM High Yield Core Fund	OS	97.00%

PPM Funds - PPM Strategic Income Fund	OS	87.00%

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

PPM Holdings, Inc	OS	100.00%	774 Walker Road, Suite C, Dover, DE 19904, USA

PPM Loan Management Company LLC	MI	100.00%

PPM Loan Management Holding Company LLC	MI	100.00%

PPM Managers GP Limited	OS	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, UK

PPM Managers Partnership CI VII (A) LP	LPI	25.00%

PPM Ventures (Asia) Limited (In liquidation)	OS	100.00%	Gloucester Tower, 15 Queens Road, Central, Hong Kong

PPMC First Nominees Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Prenetics Limited	PS	14.27%	7th floor, Prosperity Millennia Plaza, 663 King's Road, North Point, Hong Kong

Property Partners (Two Rivers) Limited	OS	50.00%	Bow Bells House, 1 Bread Street, London, EC4M 9HH, UK

Pru Life Insurance Corporation of U.K.	OS	100.00%	9th Floor, Uptown Place Tower 1, 1 East 11th Drive, Uptown Bonifacio, 1634 Taguig City, Metro Manila, Philippines

Pru Life UK Asset Management and Trust Corporation	OS	100.00%	2/F., Uptown Parade 2, 36th Street, Uptown Bonifacio, 1634 Taguig City, Philippines

Pru Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Prudence Foundation	LBG	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong

Prudence Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Prudential (Cambodia) Life Assurance Plc	OS	100.00%	20th Floor, #445, Monivong Blvd, Boeung Prolit, 7 Makara, Phnom Penh Tower, Phnom Penh, Cambodia

Prudential / M&G UKCF GP Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Prudential Africa Holdings Limited	OS	100.00%

Prudential Africa Services Limited	OS	100.00%	5th Ngong Avenue, Nairobi, Kenya

Prudential Assurance Company Singapore (Pte) Limited	OS	100.00%	30 Cecil Street, #30-01 Prudential Tower, Singapore 049712

Prudential Assurance Malaysia Berhad*	OS	51.00%	Level 3, Menara Prudential, No. 10 Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia

Prudential Assurance Uganda Limited	OS	100.00%	Kampala Road, Kampala, Uganda

Prudential BSN Takaful Berhad†	OS	49.00%	Level 8A, Menara Prudential, No. 10 Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia

Prudential Capital (Singapore) Pte. Ltd.	OS	100.00%	10 Marina Boulevard, #32-01, Marina Bay Financial Centre, Singapore 018983

Prudential Capital plc	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Prudential Corporate Pensions Trustee Limited	OS	100.00%

Prudential Corporation Australasia Holdings Pty Limited	OS	100.00%	c/o Highgate Legal Pty Ltd, 33 Lexington Drive, Bella Vista, NSW 2153, Australia

Prudential Corporation Holdings Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

Prudential Credit Opportunities 1 SARL	OS	100.00%	1, Rue Hildegard von Bingen, L-1282 Luxembourg

Prudential Credit Opportunities GP SARL	OS	100.00%

Prudential Credit Opportunities Scsp	OS	100.00%

Prudential Distribution Limited	OS	100.00%	Craigforth, Stirling, FK9 4UE, UK

Prudential Dynamic 0-30 Portfolio	OS	25.49%	17 Rochester Row, London, SW1P 1QT, UK

Prudential Dynamic 10-40 Portfolio	OS	28.77%

Prudential Dynamic 20 - 55 Portfolio	OS	34.19%

Prudential Dynamic 40-80 Portfolio	OS	34.55%

Prudential Dynamic 60-100 Portfolio	OS	30.20%

Prudential Dynamic Focused 0-30 Portfolio	OS	53.48%

Prudential Dynamic Focused 20 - 55 Portfolio	OS	37.69%

Prudential Equity Release Mortgages Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Prudential Financial Planning Limited	OS	100.00%

Prudential Financial Services Limited	OS	100.00%

Prudential Five Limited	OS	100.00%

Prudential General Insurance Hong Kong Limited	OS	100.00%	59th Floor, One Island East, 18 Westlands Road, Quarry Bay, Hong Kong

Prudential Global Services Private Limited	OS	100.00%	Prudential House, Mumbai, India

Prudential GP Limited	OS	100.00%	Craigforth, Stirling, FK9 4UE, UK

Prudential Greenfield GP LLP	LPI	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Prudential Greenfield GP1 Limited	OS	100.00%

Prudential Greenfield GP2 Limited	OS	100.00%

Prudential Greenfield LP	LPI	100.00%

Prudential Greenfield SLP GP LLP	LPI	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, UK

Prudential Group Pensions Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Prudential Group Secretarial Services Limited	OS	100.00%

Prudential Holborn Life Limited	OS	100.00%

Prudential Holdings Limited	OS	100.00%	Craigforth, Stirling, FK9 4UE, UK

Prudential Hong Kong Limited	OS	100.00%	59th Floor, One Island East, 18 Westlands Road, Quarry Bay, Hong Kong

Prudential International Assurance plc	OS	100.00%	Montague House, Adelaide Road, Dublin 2, D02 K039, Ireland

Prudential International Management Services Limited	OS	100.00%

Prudential International Staff Pensions Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Prudential Investment (Luxembourg) 2 SARL	OS	100.00%	34-38, Avenue de la Liberté, L-1930, Luxembourg

Prudential Investments Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Prudential IP Services Limited	OS	100.00%

Prudential Leasing Services Limited	OS	100.00%

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

Prudential Life Assurance (Lao) Company Limited	OS	100.00%	Unit A, 6th Floor, Vientiane Plaza Hotel Office Building, Sailom Road, Hatsady Neua Village, Chanthabouly District, Vientiane Capital, Lao, PDR

Prudential Life Assurance (Thailand) Public Company Limited	OS	99.93%	9/9 Sathorn Building, 20th– 27th Floor, South Sathorn Road, Yannawa, Sahtorn, Bangkok 10120, Thailand

Prudential Life Assurance Kenya Limited	OS	100.00%	5th Ngong Avenue, Nairobi, Kenya

Prudential Life Assurance Zambia Limited	OS	100.00%	Prudential House, Thabo Mbeki Road, Lusaka, Zambia

Prudential Life Insurance Ghana Limited	OS	100.00%	35 North Street, Accra, Ghana

Prudential Lifetime Mortgages Limited	OS	100.00%	Craigforth, Stirling, FK9 4UE, UK
	PS	100.00%

Prudential Loan Investments 1 SARL	OS	100.00%	1, Rue Hildegard von Bingen, L-1282 Luxembourg

Prudential Loan Investments GP SARL	OS	100.00%

Prudential Loan Investments SCSp	OS	100.00%

Prudential Mauritius Holdings Limited	OS	100.00%	3rd Floor, 355 NEX, Rue du Savoir, Cybercity Ebene, 72201, Mauritius

Prudential Mortgages Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Prudential Nominees Limited	OS	100.00%

Prudential Pensions Limited	OS	100.00%

Prudential Pensions Management Zambia Limited	OS	100.00%	Prudential House, Thabo Mbeki Road, Lusaka, Zambia

Prudential Polska sp. z.o.o	OS	100.00%	02-670 Warszawa, Pulawska 182, Poland

Prudential Portfolio Management Group Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Prudential Portfolio Managers (South Africa) (Pty) Limited	OS	49.99%	PO Box 44813, Claremont 7735, South Africa
	A Class OS	75.00%

Prudential Portfolio Managers Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Prudential Properties Trusty Pty Limited	OS	100.00%	Darling Park Tower 2, 201 Sussex Street, Sydney, NSW 2000, Australia

Prudential Property Holding Limited (In liquidation)	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Prudential Property Investment Managers Limited	OS	100.00%

Prudential Property Investments Limited	OS	100.00%
	PS	100.00%

Prudential Property Services Limited	OS	100.00%

Prudential Protect Limited	OS	100.00%

Prudential Real Estate Investments 1 Limited	OS	100.00%

Prudential Real Estate Investments 2 Limited	OS	100.00%

Prudential Real Estate Investments 3 Limited	OS	100.00%

Prudential Retirement Income Limited (In liquidation)	OS	100.00%	c/o Mazars LLP, 90 St. Vincent Street, Glasgow, G2 5UB, UK
	PS	100.00%

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

Prudential Services Asia Sdn. Bhd.	OS PS	100.00% 100.00%	Suite 1005, 10th Floor, Wisma Hamzah-Kwong Hing, No. 1 Leboh Ampang, 50100 Kuala Lumpur, Malaysia

Prudential Services Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Prudential Services Singapore Pte. Ltd.	OS	100.00%	1 Wallich Street, #19-01 Guoco Tower, Singapore 078881

Prudential Singapore Holdings Pte. Limited	OS	100.00%	30 Cecil Street, #30-01 Prudential Tower, Singapore 049712

Prudential Staff Pensions Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Prudential Trustee Company Limited	OS	100.00%

Prudential UK Real Estate General Partner Limited	OS	100.00%

Prudential UK Real Estate LP	LPI	100.00%

Prudential UK Real Estate Nominee 1 Limited	OS	100.00%

Prudential UK Real Estate Nominee 2 Limited	OS	100.00%

Prudential UK Services Limited	OS	100.00%	Craigforth, Stirling, FK9 4UE, UK

Prudential Unit Trusts Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Prudential Venture Managers Limited	OS	100.00%

Prudential Vietnam Assurance Private Limited	OS	100.00%	25th Floor, Saigon Trade Centre, 37 Ton Duc Thang Street, District 1, Ho Chi Minh City, Vietnam

Prudential Vietnam Finance Company Limited	OS	100.00%

Prudential/M&G UK Companies Financing Fund LP	LPI	34.42%	Laurence Pountney Hill, London, EC4R 0HH, UK

Prutec Limited	OS	100.00%

PT. Eastspring Investments Indonesia	OS	99.95%	Prudential Tower, JI. Jendral Sudirman Kav. 79, 12910, Jakarta Selatan, Indonesia

PT. Prudential Life Assurance	OS	94.62%

PVFC Financial Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong

PVM Partnerships Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Randolph Street LP	LPI	100.00%	2711 Centreville Road, Suite 400, Wilmington, DE 19808, USA

REALIC of Jacksonville Plans, Inc	OS	100.00%	1999 Bryan Street, Suite 900, Dallas, TX 75201, USA

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

Reksa Dana Eastspring IDR Fixed Income Fund (NDEIFF)	OS	99.95%	Prudential Tower, JI. Jendral Sudirman Kav. 79, 12910, Jakarta Selatan, Indonesia

Reksa Dana Eastspring Investments Cash Reserve	U	97.31%

Reksa Dana Eastspring Investments IDR High Grade	OS	64.64%

Reksa Dana Eastspring Investments Value Discovery	OS	86.64%

Reksa Dana Eastspring Investments Yield Discovery	OS	98.33%

Reksa Dana Syariah Eastspring Syariah Equity Islamic Asia Pacific USD	OS	91.97%

Reksa Dana Syariah Eastspring Syariah Fixed Income Amanah	OS	69.58%

Reksa Dana Syariah Eastspring Syariah Money Market Khazanah	U	99.37%	Prudential Tower 23th floor. Jln. Jenderal Sudirman Kavling 79, South Jakarta - 12910. Indonesia

Rhodium Investment Fund	OS	100.00%	10 Marina Boulevard, #32-01, Marina Bay Financial Centre, Singapore 018983

Rift GP 1 Limited	OS	100.00%	50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, UK

Rift GP 2 Limited	OS	100.00%

ROP, Inc	OS	100.00%	1209 Orange Street, Wilmington, DE 19801, USA

SCB SET Banking Sector Index (Accumulation)	OS	28.05%	7-8th Floor. SCB Park Plaza 1, 18 Ratchadapisek Road, Chatuchak, Bangkok 10900 Thailand

Schroder Asian Investment Grade Credit	OS	49.72%	138 Market Street, #23-01 CapitaGreen Singapore 048946

Schroder Emerging Markets Fund	OS	46.83%	Schroder Investment Management (Guernsey) Limited, Regency Court Glategny Esplanade, Glategny Esplanade, St Peter Port GY1 3UF, Guernsey

Schroder Multi-Asset Revolution	OS	61.92%	CapitaGreen, #23-01, CapitaGreen, Singapore 048946, Singapore

Schroder US Dollar Money Fund	OS	41.40%	HSBC Institutional Trust Service (Asia) Limited, 1 Queen's Road Central, Hong Kong.

ScotAm Pension Trustees Limited	OS	100.00%	Craigforth, Stirling, FK9 4UE, UK

Scottish Amicable Finance plc	OS	100.00%

Scottish Amicable Holdings Limited	OS	100.00%

Scottish Amicable Life Assurance Society	No share capital	100.00%

Scottish Amicable Pensions Investments Limited	OS	100.00%

Scotts Spazio Pte. Ltd.	OS	45.00%	30 Cecil Street #23-02 Prudential Tower, Singapore, 049712

Sealand (No 1) Limited	OS	100.00%	Lime Grove House, Green Street, St Helier, Jersey, JE1 2ST

Sealand (No 2) Limited	OS	100.00%

Sectordate Limited	OS	32.60%	5th Floor Cavendish House, 39 Waterloo Street, Birmingham, B2 5PP, UK

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

Selly Oak Shopping Park (General Partner) Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Selly Oak Shopping Park (Nominee 1) Limited	OS	100.00%

Selly Oak Shopping Park (Nominee 2) Limited	OS	100.00%

Selly Oak Shopping Park Limited Partnership	LPI	100.00%

Silverfleet Capital 2004 LP	LPI	100.00%	1 Royal Plaza, St Peters Port, Guernsey, GY1 2HL

Silverfleet Capital 2005 LP	LPI	100.00%

Silverfleet Capital 2006 LP	LPI	100.00%

Silverfleet Capital 2009 LP	LPI	100.00%

Silverfleet Capital 2011/12 LP	LPI	100.00%

Silverfleet Capital II WPLF	LPI	100.00%

Smithfield Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

SMLLC	LPI	100.00%	1209 Orange Street, Wilmington, DE 19801, USA

Squire Capital I LLC	MI	100.00%	1 Corporate Way, Lansing, MI 48951, USA

Squire Capital II LLC	OS	100.00%

Squire Reassurance Company II, Inc	OS	100.00%	40600 Ann Arbor Road, East Suite 201, Plymouth, MI 48170, USA

Squire Reassurance Company LLC	OS	100.00%	1 Corporate Way, Lansing, MI 48951, USA

Sri Han Suria Sdn. Bhd.	OS	51.00%	Suite 1005, 10th Floor Wisma Hamzah-Kwong Hing, No. 1 Leboh Ampang, 50100 Kuala Lumpur, Malaysia

St Edward Homes Limited	OS	50.00%	Berkeley House, 19 Portsmouth Road, Surrey, KT11 1JG, UK

St Edwards Strand Partnership	OS	50.00%

Stableview Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Staple Limited	OS	100.00%	3 Rajanakarn Building, 20th Floor, South Sathorn Road, Yannawa Subdistrict, Sathorn District, Bangkok, Thailand

Staple Nominees Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Thanachart Long Term Fixed Income	OS	27.79%	231 MBK Life Building, 5th-7th Floor, Rajdamri Road, Lumpini, Pathumwan, Bangkok 10330

Thanachart Life Assurance Public Company Limited (In liquidation)	OS	99.93%	9/9 Sathorn Building, 20th– 27th Floor, South Sathorn Road, Yannawa, Sahtorn, Bangkok 10120, Thailand

The Car Auction Unit Trust	OS	50.00%	Dorey Court, Admiral Park, St. Peter Port, GY1 2HT, Guernsey

The First British Fixed Trust Company Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

The Greenpark (Reading) LP	LPI	100.00%

The Heights Management Company Limited	OS	50.00%

The Prudential Assurance Company Limited	OS	100.00%

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

The St Edward Homes Partnership	OS	49.95%	Berkeley House, 19 Portsmouth Road, Surrey, KT11 1JG, UK

The Strand Property Unit Trust	LPI	50.00%	Liberte house, 19-23 La Motte Street, St Helier, JE2 4SY, Jersey

The Two Rivers Trust	OS	50.00%

Three Snowhill Birmingham SARL	OS	100.00%	5, rue Guilllaume Kroll, L-1882, Luxembourg

TMB Asset Management Co., Ltd.	OS	65.00%	32nd FL, Abdulrahim Place, 990 Rama IV Rd, Silom, Bangrak, Bangkok 10500 Thailand

Two Rivers LP	LPI	50.00%	Bow Bells House, 1 Bread Street, London, EC4M 9HH, UK

Two Snowhill Birmingham SARL	OS	100.00%	5, rue Guilllaume Kroll, L-1882, Luxembourg

UOB Smart Global Healthcare	OS	24.18%	23A, 25th Floor, Asia Centre Building, 173/27-30, 32-33 South Sathon Road, Thungmahamek, Sathon, Bangkok 10120, Thailand

UOB Smart Millennium Growth Fund	OS	33.18%

VFL International Life Company SPC, Ltd.	OS	100.00%	171 Elgin Avenue, Grand Cayman, Cayman Islands

Wessex Gate Limited	OS	100.00%	Laurence Pountney Hill, London, EC4R 0HH, UK

Westwacker Limited	OS	100.00%

Wynnefield Private Equity Partners I, L.P.	LPI	99.00%	1105 North Market Street, Suite 1300, Wilmington, DE 19801, USA

Wynnefield Private Equity Partners II, L.P.	LPI	99.00%	1209 Orange Street, Wilmington, DE 19801, USA

Zenith-Prudential Life Insurance Company Limited	OS	51.00%	Plot 280, Ajose Adeogun Street, Victoria Island, Nigeria

* Prudential Assurance Malaysia Berhad is consolidated at 100 per cent in the Group's financial statements reflecting the economic interest to the Group.

† Prudential BSN Takaful Berhad is a joint venture that is accounted for using the equity method, for which the Group has an economic interest of 70 per cent for all business sold up to 23 December 2016 and of 49 per cent for new business sold subsequent to this date.

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

The table below provides aggregate carrying amounts of the investments in unconsolidated structured entities reported in the Group's statement of financial position:

	31 December 2018 £m			31 December 2017 £m

	OEICs/UTs	Separate account assets	Other structured entities	OEICs/UTs	Separate account assets	Other structured entities

Statement of financial position line items
Equity securities and portfolio holdings in unit trusts	21,216	128,220	–	20,718	130,528	–
Debt securities	–	–	11,081	–	–	10,894

Total	21,216	128,220	11,081	20,718	130,528	10,894

The Group generates returns and retains the ownership risks in these investments commensurate to its participation and does not have any further exposure to the residual risks or losses of the investments or the vehicles in which it holds investments.

As at 31 December 2018, the Group does not have an agreement, contractual or otherwise, or intention to provide financial support to structured entities that could expose the Group to a loss.

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

The Group does not regularly seek to apply fair value or cash flow hedging treatment under IAS 39. The Group has no fair value and cash flows hedges under IAS 39 at 31 December 2018 and 2017.

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

(iii)
Guaranteed benefit options and embedded derivatives

Jackson's variable annuity products with guaranteed benefit options are within the scope of IFRS 4 and are accounted for using 'grandfathered' US GAAP (See C4.2(b)). This results in liabilities for Guaranteed Minimum Withdrawal Benefit ('not for life') and Guaranteed Minimum Accumulation benefit options being bifurcated and measured at fair value in a manner consistent with IAS 39.

Embedded derivatives are embedded within other non-derivative host financial instruments and insurance contracts to create hybrid instruments. Embedded derivatives meeting the definition of an insurance contract are accounted for under IFRS 4. Where economic characteristics and risks of the embedded derivatives are not closely related to the economic characteristics and risks of the host instrument, and where the hybrid instrument is not measured at fair value with the changes in fair value recognised in the income statement, the embedded derivative is bifurcated and carried at fair value as a derivative measured in accordance with IAS 39.

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

(vi)
Financial liabilities designated at fair value through profit or loss

Consistent with the Group's risk management and investment strategy and the nature of the products concerned, the Group has designated under IAS 39 classification certain financial liabilities at fair value through profit or loss as these instruments are managed and their performance evaluated on a fair value basis. These instruments include liabilities related to consolidated collateralised debt obligations, net assets attributable to unit holders of consolidated unit trusts and similar funds and policyholder liabilities for investment contracts without discretionary participation features for UK and Asia.

(f)
Segments

Under IFRS 8, 'Operating Segments', the Group determines and presents operating segments based on the information that is internally provided to the Group Executive Committee which is the Group's chief operating decision maker.

The operating segments identified by the Group reflect the Group's organisational structure, which is by business units Asia, US and UK and Europe. All business units contain both insurance and asset management operations.

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

Where the Group writes a put option over its non-controlling interests as part of its business acquisition, which if exercised triggers the purchase by the Group of the non-controlling interests, the put option is recognised as a financial liability at the acquisition date with a corresponding amount, deducted directly from shareholder's equity. Any subsequent changes to the carrying amount of the put liability are also recognised within equity.

(m)
Goodwill

Goodwill arising on acquisitions of subsidiaries and businesses is capitalised and carried on the Group statement of financial position as an intangible asset at initial value less any accumulated impairment losses. Goodwill impairment testing is conducted annually and when there is an indication of impairment. For the purposes of impairment testing, goodwill is allocated to cash generating units. For further details see note C5.1.

(n)
Intangible assets

Intangible assets acquired on the purchase of a subsidiary or portfolio of contracts are measured at fair value on acquisition. Deferred acquisition costs are accounted for as described in note A3.1(c). Other intangible assets, such as distribution rights and software, are valued initially at the price paid to acquire them and are subsequently carried at cost less amortisation and any accumulated impairment losses. The amortisation methods for distribution rights and software are as described in note C5.2(iii). For other intangibles, amortisation follows the pattern in which the future economic benefits are expected to be consumed. If the pattern cannot be determined reliably, a straight-line method is applied. Amortisation of intangible assets is charged to the 'acquisition costs and other expenditure' line in the consolidated income statement. Impairment testing is conducted when there is an indication of impairment.

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

Index to the Condensed Financial Information of Registrant Prudential plc

Schedule II
Condensed Financial Information of Registrant Prudential plc
Profit and Loss Accounts (FRS 101 Basis)

Years ended 31 December	2018 £m	2017 £m	2016 £m

Investment income, including dividends received from subsidiary undertakings	1,605	1,757	1,413
Investment expenses and charges	(411)	(414)	(479)
Other charges:
Corporate expenditure	(259)	(217)	(212)
Foreign currency exchange gains (losses)	5	(10)	3

Profit on ordinary activities before tax	940	1,116	725
Tax credit on profit on ordinary activities	101	119	115

Profit for the financial year	1,041	1,235	840

Other comprehensive income:
Items that will not be reclassified to profit or loss
Actuarial gains recognised in respect of the defined benefit pension scheme	19	34	4
Related tax	(3)	(6)	–

	16	28	4

Total comprehensive income for the year	1,057	1,263	844

The accompanying notes are an integral part of this condensed financial information

Schedule II
Condensed Financial Information of Registrant Prudential plc
Statements of Financial Position (FRS 101 Basis)

31 December	2018 £m	2017 £m

Fixed assets
Investments in subsidiary undertakings	10,825	10,798
Current assets
Debtors:
Amounts owed by subsidiary undertakings	5,904	4,732
Other debtors	5	5
Tax recoverable	42	40
Derivative assets	5	5
Pension asset	69	71
Cash at bank and in hand	22	143

	6,047	4,996

Liabilities: amounts falling due within one year
Commercial paper	(472)	(485)
Other borrowings	–	(600)
Derivative liabilities	(423)	(443)
Amounts owed to subsidiary undertakings	(936)	(715)
Tax payable	(10)	(10)
Deferred tax liability	(12)	(12)
Accruals and deferred income	(101)	(79)

	(1,954)	(2,344)

Net current assets	4,093	2,652

Total assets less current liabilities	14,918	13,450

Liabilities: amounts falling due after more than one year
Subordinated liabilities	(6,676)	(5,272)
Debenture loans	(517)	(549)
Other borrowings	(275)	–

	(7,468)	(5,821)

Total net assets	7,450	7,629

Capital and reserves
Share capital	130	129
Share premium	1,964	1,948
Profit and loss account	5,356	5,552

Shareholders' funds	7,450	7,629

The accompanying notes are an integral part of this condensed financial information

Schedule II
Condensed Financial Information of Registrant Prudential plc
Statements of Changes in Equity (FRS 101 basis)

£m	Share capital	Share premium	Profit and loss account	Total equity

Balance at 1 January 2016	128	1,915	5,866	7,909
Total comprehensive income for the year
Profit for the year	–	–	840	840
Actuarial gains recognised in respect of the defined benefit pension scheme	–	–	4	4

Total comprehensive income for the year	–	–	844	844
Transactions with owners, recorded directly in equity
New share capital subscribed	1	12	–	13
Share based payment transactions	–	–	6	6
Dividends	–	–	(1,267)	(1,267)

Total contributions by and distributions to owners	1	12	(1,261)	(1,248)

Balance at 31 December 2016	129	1,927	5,449	7,505

Balance at 1 January 2017	129	1,927	5,449	7,505
Total comprehensive income for the year
Profit for the year	–	–	1,235	1,235
Actuarial gains recognised in respect of the defined benefit pension scheme	–	–	28	28

Total comprehensive income for the year	–	–	1,263	1,263
Transactions with owners, recorded directly in equity
New share capital subscribed	–	21	–	21
Share based payment transactions	–	–	(1)	(1)
Dividends	–	–	(1,159)	(1,159)

Total contributions by and distributions to owners	–	21	(1,160)	(1,139)

Balance at 31 December 2017	129	1,948	5,552	7,629

Balance at 1 January 2018	129	1,948	5,552	7,629
Impact of initial application of IFRS 9	–	–	(9)	(9)
Total comprehensive income for the year
Profit for the year	–	–	1,041	1,041
Actuarial gains recognised in respect of the defined benefit pension scheme	–	–	16	16

Total comprehensive income for the year	–	–	1,057	1,057
Transactions with owners, recorded directly in equity
New share capital subscribed	1	16	–	17
Share based payment transactions	–	–	–	–
Dividends	–	–	(1,244)	(1,244)

Total contributions by and distributions to owners	1	16	(1,244)	(1,227)

Balance at 31 December 2018	130	1,964	5,356	7,450

The accompanying notes are an integral part of this condensed financial information

Schedule II
Condensed Financial Information of Registrant Prudential plc
Statements of Cash Flows (FRS 101 Basis)

Years ended 31 December	2018 £m	2017 £m	2016 £m

Operations
Net cash inflow from operating activities before interest and tax	1,399	1,534	1,621
Interest paid	(402)	(409)	(339)
Taxes received	97	121	105
Equity dividends paid	(1,244)	(1,159)	(1,267)

Net cash inflow before financing	(150)	87	120

Financing
Issue of ordinary share capital	17	21	13
Issue of borrowings	1,597	565	1,227
Repayment of borrowings	(1,034)	(751)	–
Movement in commercial paper and other borrowings to support a short-term fixed income securities program	(14)	(567)	(255)
Investment in subsidiary undertakings	(88)	–	–
Movement in net amount owed by subsidiary undertakings	(449)	764	(1,185)

Net cash inflow (outflow) from financing	29	32	(200)

Net cash inflow (outflow) for the year	(121)	119	(80)

Reconciliation of profit on ordinary activities before tax to net cash inflow from operating activities
Profit on ordinary activities before tax	940	1,116	725
Add back: interest charged	418	424	371
Adjustments for non-cash items:
Fair value adjustments on derivatives	(21)	(4)	122
Pension scheme	21	11	6
Foreign currency exchange and other movements	19	(27)	404
Decrease (increase) in debtors	–	6	(8)
Increase (decrease) in creditors	22	8	1

Net cash inflow from operating activities	1,399	1,534	1,621

The accompanying notes are an integral part of this condensed financial information

Schedule II
Condensed Financial Information of Registrant Prudential plc
Notes to the Condensed Financial Statement Schedule
31 December 2018

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

Amounts owed by subsidiary undertakings

Amounts owed by subsidiary undertakings are shown at cost, less provisions. Upon the adoption of IFRS 9 in 2018, the provisions are determined using the expected credit loss approach.

Derivatives

Derivative financial instruments are held to manage certain macro-economic exposures. Derivative financial instruments are carried at fair value with changes in fair value included in the profit and loss account.

Borrowings

Borrowings are initially recognised at fair value, net of transaction costs, and subsequently accounted for on an amortised cost basis using the effective interest method. Under the effective interest method, the difference between the redemption value of the borrowing and the initial proceeds, net of transaction costs, is amortised through the profit and loss account to the date of maturity or, for subordinated debt, over the expected life of the instrument. Where modifications to borrowings do not result in a substantial difference to the terms of the instrument, any costs or fees incurred adjust the carrying amount of the liability and are amortised over the remaining expected life of the modified instrument.

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

Pensions

The Company assumes a portion of the pension surplus or deficit of the Group's main pension scheme, the Prudential Staff Pension Scheme ('PSPS'). The Company applies the requirements of IAS 19 'Employee Benefits' (as revised in 2011) for the accounting of its interest in the PSPS surplus or deficit.

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

Share-based payments

The Group offers share award and option plans for certain key employees and a Save As You Earn ('SAYE') plan for all UK and certain overseas employees. The share-based payment plans operated by the Group are mainly equity-settled.

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

3    Dividends received from subsidiary undertakings

The parent company received dividends totalling £1,495 million from its consolidated subsidiary undertakings in 2018 (2017: £1,685 million; 2016: £1,318 million).

4    Reconciliation from the FRS 101 parent company results to the IFRS Group results

The parent company financial statements are prepared in accordance with FRS 101 and the Group financial statements are prepared in accordance with IFRS as issued by the IASB and endorsed by the EU. At 31 December 2018, there were no differences between FRS 101 and IFRS as issued by the IASB and endorsed by the EU in terms of their application to the parent company.

The tables below provide a reconciliation between the FRS 101 parent company results and the IFRS Group results.

	2018 £m	2017 £m	2016 £m

Profit after tax
Profit for the financial year of the Company (including dividends from subsidiaries) in accordance with FRS 101 and IFRS	1,041	1,235	840
Accounting policy difference*	5	–	–
Share in the IFRS result of the Group, net of distributions to the Company†	1,964	1,154	1,081

Profit after tax of the Group attributable to shareholders in accordance with IFRS	3,010	2,389	1,921

	2018 £m	2017 £m

Net equity
Shareholders' equity of the Company in accordance with FRS 101 and IFRS	7,450	7,629
Accounting policy difference*	14	–
Share in the IFRS net equity of the Group†	9,785	8,458

Shareholders' equity of the Group in accordance with IFRS	17,249	16,087

*
Adjustment represents difference in accounting policy for expected credit losses on loan assets, the Company has adopted IFRS 9 while the Group applies IAS 39.
†
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

6    Post balance sheet events

The second interim ordinary dividend for the year ended 31 December 2018, which was approved by the Board of Directors after 31 December 2018, is described in note B6 of the Group financial statements.

Additional Unaudited IFRS Financial Information

Index to the additional unaudited financial information

I	IFRS profit and loss information		Page
	(a)	Analysis of long-term insurance business adjusted IFRS operating profit based on longer-term investment returns by driver	420
	(b)	Analysis of adjusted IFRS operating profit based on longer-term investment returns by business unit for Asia operations	430
	(c)	Analysis of adjusted IFRS operating profit based on longer-term investment returns for asset management operations	431
	(d)	Contribution to UK long-term financial metrics from specific management actions undertaken to position the balance sheet more efficiently under the Solvency II regime	432
II	Other information
	(a)	Funds under management	433
	(b)	Solvency II capital position	434
	(c)	Foreign currency source of key metrics	438
III	Calculation of alternative unaudited financial information
	(a)	Reconciliation of adjusted IFRS Operating profit based on longer-term investment returns	439
	(b)	Calculation of return on IFRS shareholders' funds	439
	(c)	Calculation of IFRS gearing ratio	439
	(d)	Calculation of IFRS shareholders' funds per share	440
	(e)	Calculation of asset management cost/income ratio	440
	(f)	Reconciliation of Asia renewal insurance premium	440

I    IFRS profit and loss information

I(a)    Analysis of long-term insurance business adjusted IFRS operating profit based on longer-term investment returns by driver

This schedule classifies the Group's adjusted IFRS operating profit based on longer-term investment returns from long-term insurance operations into the underlying drivers, using the following categories:

–
Spread income represents the difference between net investment income and amounts credited to certain policyholder accounts. It excludes the operating investment return on shareholder net assets, which has been separately disclosed as expected return on shareholder assets.
–
Fee income represents profits driven by net investment performance, being asset management fees that vary with the size of the underlying policyholder funds net of investment management expenses.
–
With-profits represent the pre-tax shareholders' transfer from the with-profits funds for the year.
–
Insurance margin primarily represents profits derived from the insurance risks of mortality and morbidity.
–
Margin on revenues primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses.
–
Acquisition costs and administration expenses represent expenses incurred in the year attributable to shareholders. These exclude items such as restructuring costs which are not included in the segment profit for insurance, as well as items that are more appropriately included in other sources of earnings lines (eg investment expenses are netted against investment income as part of spread income or fee income as appropriate).
–
DAC adjustments comprise DAC amortisation for the year, excluding amounts related to short-term fluctuations in investment returns, net of costs deferred in respect of new business.

Analysis of adjusted IFRS operating profit based on longer-term investment returns by source and margin analysis of Group long-term insurance business

The following analysis expresses certain of the Group's sources of adjusted IFRS operating profit based on long-term investment returns as a margin of policyholder liabilities or other relevant drivers. Details on the calculation of the Group's average policyholder liability balances are given in note (iv) at the end of this section.

The reconciliation for the adjusted IFRS operating profit based on longer-term investment returns by segment to profit before tax attributable to shareholders is provided in the 'Basis of performance measures' section.

	2018

	Asia	US	UK and Europe	Total	Average liability	Margin
	£m	£m	£m	£m	£m	bps
					note (iv)	note (ii)

Spread income	232	583	84	899	85,850	105
Fee income	210	2,445	56	2,711	175,443	155
With-profits	71	–	320	391	147,318	27
Insurance margin	1,481	949	50	2,480
Margin on revenues	2,105	–	149	2,254
Expenses:
Acquisition costsnote(i)	(1,503)	(759)	(57)	(2,319)	6,802	(34)%
Administration expenses	(1,029)	(1,204)	(180)	(2,413)	265,597	(91)
DAC adjustmentsnote(v)	326	(114)	4	216
Expected return on shareholder assets	129	11	102	242

	2,022	1,911	528	4,461
Share of related tax charges from joint ventures and associatenote(vi)	(40)		–	(40)
Longevity reinsurance and other management actions to improve solvency			58	58
Changes in longevity assumption basis			441	441
Provision for guaranteed minimum pension equalisation			(55)	(55)
Insurance recoveries of costs associated with review of past annuity sales			166	166

Long-term business adjusted IFRS operating profit based on longer-term investment returns	1,982	1,911	1,138	5,031

	2017 AER

	Asia	US	UK and Europe	Total	Average liability	Margin
	£m	£m	£m	£m	£m	bps
					note (iv)	note(ii)

Spread income	234	751	137	1,122	88,908	126
Fee income	205	2,343	61	2,609	166,839	156
With-profits	59	–	288	347	136,474	25
Insurance margin	1,341	906	55	2,302
Margin on revenues	2,098	–	189	2,287
Expenses:
Acquisition costsnote(i)	(1,499)	(876)	(68)	(2,443)	6,958	(35)%
Administration expenses	(967)	(1,174)	(164)	(2,305)	261,114	(88)
DAC adjustmentsnote(v)	241	260	4	505
Expected return on shareholder assets	126	4	104	234

	1,838	2,214	606	4,658
Share of related tax charges from joint ventures and associatenote(vi)	(39)	–	–	(39)
Longevity reinsurance and other management actions to improve solvency	–	–	276	276
Changes in longevity assumption basis	–	–	204	204
Provision for review of past annuity sales	–	–	(225)	(225)

Long-term business adjusted IFRS operating profit based on longer-term investment returns	1,799	2,214	861	4,874

	2017 CER*note(iii)

	Asia	US	UK and Europe	Total	Average liability	Margin
	£m	£m	£m	£m	£m	bps
					note (iv)	note (ii)

Spread income	228	725	137	1,090	87,553	124
Fee income	195	2,262	61	2,518	162,267	155
With-profits	57	–	288	345	136,496	25
Insurance margin	1,293	875	55	2,223
Margin on revenues	2,021	–	189	2,210
Expenses:
Acquisition costsnote(i)	(1,450)	(846)	(68)	(2,364)	6,767	(35)%
Administration expenses	(933)	(1,134)	(164)	(2,231)	255,313	(87)
DAC adjustmentsnote(v)	235	251	4	490
Expected return on shareholder assets	120	4	104	228

	1,766	2,137	606	4,509
Share of related tax charges from joint ventures and associatenote(vi)	(39)	–	–	(39)
Longevity reinsurance and other management actions to improve solvency	–	–	276	276
Changes in longevity assumption basis	–	–	204	204
Provision for review of past annuity sales	–	–	(225)	(225)

Long-term business adjusted IFRS operating profit based on longer-term investment returns	1,727	2,137	861	4,725

*
For 2017, the CER results were calculated using the 2018 average exchange rates.

	2016 AER

	Asia	US	UK and Europe	Total	Average liability	Margin
	£m	£m	£m	£m	£m	bps
					note (iv)	note (ii)

Spread income	192	802	177	1,171	83,054	141
Fee income	174	1,942	59	2,175	139,451	156
With-profits	48	–	269	317	118,334	27
Insurance margin	1,040	888	63	1,991
Margin on revenues	1,919	–	207	2,126
Expenses:
Acquisition costsnote(i)	(1,285)	(877)	(89)	(2,251)	6,320	(36)%
Administration expenses	(802)	(959)	(152)	(1,913)	229,477	(83)
DAC adjustmentsnote(v)	148	244	(2)	390
Expected return on shareholder assets	99	12	110	221

	1,533	2,052	642	4,227
Share of related tax charge from joint ventures and associate	(30)	–	–	(30)
Longevity reinsurance and other management actions to improve solvency	–	–	332	332
Provision for review of past annuity sales	–	–	(175)	(175)

Long-term business adjusted IFRS operating profit based on longer-term investment returns	1,503	2,052	799	4,354

	2016 CER† note (iii)

	Asia	US	UK and Europe	Total	Average Liability	Margin
	£m	£m	£m	£m	£m	bps
					note (iv)	note (ii)

Spread income	201	837	177	1,215	85,266	142
Fee income	181	2,040	59	2,280	145,826	156
With-profits	50	–	269	319	119,170	27
Insurance margin	1,087	933	63	2,083
Margin on revenues	2,004	–	207	2,211
Expenses:
Acquisition costsnote(i)	(1,343)	(921)	(89)	(2,353)	6,574	(36)%
Administration expenses	(835)	(1,007)	(152)	(1,994)	238,392	(84)
DAC adjustmentsnote(v)	153	260	(2)	411
Expected return on shareholder assets	104	13	110	227

	1,602	2,155	642	4,399
Share of related tax charge from joint ventures and associate	(31)		–	(31)
Longevity reinsurance and other management actions to improve solvency	–	–	332	332
Provision for review of past annuity sales	–	–	(175)	(175)

Long-term business adjusted IFRS operating profit based on longer-term investment returns	1,571	2,155	799	4,525

†
For 2016, the CER results were calculated using the 2017 average exchange rates.

Notes to sources of earnings tables throughout I(a)

(i)
The ratio of acquisition costs is calculated as a percentage of APE sales including with-profits sales. Acquisition costs include only those relating to shareholder-backed business. APE is defined under the section "EEV Basis, New Business Results and Free Surplus Generation" in Item 3 of this annual report.
(ii)
Margin represents the operating return earned in the year as a proportion of the relevant class of average policyholder liabilities excluding unallocated surplus.
(iii)
The 2017 and 2016 comparative information has been presented at AER and CER to eliminate the impact of foreign exchange translation. The 2017 CER results as shown above are calculated by translating the 2017 results using the current year foreign exchange rates except where stated otherwise. All CER profit figures have been translated at current year average rates. For Asia CER average policyholder liability calculations, the amounts have been translated using current year opening and closing exchange rates. For the US CER average liability calculations, the amounts have been translated at the current year month-end closing exchange rates. See note A1 in the IFRS financial statements for foreign exchange rates used. The 2016 CER results as shown above were as published in the 2017 20-F and were calculated by translating the 2016 results using 2017 foreign exchange rates.
(iv)
For UK and Europe and Asia, opening and closing policyholder liabilities have been used to derive an average balance for the year, as a proxy for average balances throughout the year. The calculation of average liabilities for Jackson is generally derived from month-end balances throughout the year, as opposed to opening and closing balances only. The average liabilities for fee income in Jackson have been calculated using daily balances instead of month-end balances in order to provide a more meaningful analysis of the fee income, which is charged on the daily account balance. The 2016 average liabilities for fee income in Jackson have been calculated based on average of month-end balances. The alternative use of the daily balances to calculate the average would have resulted in no change to the margin on the CER basis. Average liabilities for spread income are based on the general account liabilities to which spread income attaches. Average liabilities used to calculate the administration expense margin exclude the REALIC liabilities reinsured to third parties prior to the acquisition by Jackson.

(v)
The DAC adjustments contain a credit of £55 million in respect of joint ventures and associate in 2018 (2017: AER credit of £43 million; 2016: AER credit of £28 million).
(vi)
Under IFRS, the Group's share of results from its investments in joint ventures and associate accounted for using the equity method is included in the Group's profit before tax on a net of related tax basis. In 2018, the Group altered the presentation of its analysis of Asia adjusted IFRS operating profit based on longer-term investment returns by driver to show these tax charges separately in order for the contribution from the joint ventures and associate to be included in the margin analysis on a consistent basis as the rest of the Asia operations. 2017 and 2016 comparatives have been re-presented accordingly.

Margin analysis of long-term insurance business – Asia

	2018			2017 AER			2017 CER*note(iii)

	Profit £m	Average liability £m	Margin bps	Profit £m	Average liability £m	Margin bps	Profit £m	Average liability £m	Margin bps
		note (iv)	note (ii)		note (iv)	note (ii)		note (iv)	note (ii)

Spread income	232	18,895	123	234	16,359	143	228	16,351	139
Fee income	210	20,105	104	205	18,767	109	195	18,638	105
With-profits	71	36,309	20	59	30,115	20	57	30,137	19
Insurance margin	1,481			1,341			1,293
Margin on revenues	2,105			2,098			2,021
Expenses:
Acquisition costsnote(i)	(1,503)	3,744	(40)%	(1,499)	3,805	(39)%	(1,450)	3,671	(39)%
Administration expenses	(1,029)	39,000	(264)	(967)	35,126	(275)	(933)	34,989	(267)
DAC adjustmentsnote(v)	326			241			235
Expected return on shareholder assets	129			126			120

	2,022			1,838			1,766
Share of related tax charges from joint ventures and associatenote(vi)	(40)			(39)			(39)

Adjusted IFRS operating profit based on longer-term investment returns	1,982			1,799			1,727

*
For 2017, the CER results were calculated using the 2018 average exchange rates.

	2016 AER note (ii)			2016 CER†

	Profit £m	Average liability £m	Margin bps	Profit £m	Average liability £m	Margin bps
		note (iv)	note (ii)		note (iv)	note (ii)

Spread income	192	13,299	144	201	13,980	144
Fee income	174	15,643	111	181	16,475	110
With-profits	48	22,823	21	50	23,659	21
Insurance margin	1,040			1,087
Margin on revenues	1,919			2,004
Expenses:
Acquisition costsnote(i)	(1,285)	3,599	(36)%	(1,343)	3,773	(36)%
Administration expenses	(802)	28,942	(277)	(835)	30,455	(274)
DAC adjustmentsnote(vi)	148	–	–	153
Expected return on shareholder assets	99	–	–	104

	1,533			1,602
Share of related tax charge from joint ventures and associates	(30)			(31)

Adjusted IFRS operating profit based on longer-term investment returns	1,503			1,571

†
For 2016, the CER results were calculated using the 2017 exchange rates.

Analysis of Asia adjusted IFRS operating profit based on longer-term investment returns by driver:
2018 compared to 2017 (CER unless otherwise stated)

–
Spread income has increased on a CER basis by 2 per cent (AER: decreased by 1 per cent) to £232 million in 2018, with a decrease in the margin on a CER basis from 139 basis points in 2017 to 123 basis points in 2018 (AER: decreased from 143 basis points in 2017 to 123 basis points in 2018) predominantly reflecting the change in investment mix, country and product mix.
–
Fee income has increased by 8 per cent on a CER basis (AER: 2 per cent) to £210 million in 2018, broadly in line with the increase in movement in average unit-linked policyholder liabilities.
–
Insurance margin has increased by 15 per cent on a CER basis (AER: 10 per cent) to £1,481 million in 2018, primarily reflecting the continued growth of the in-force book, which contains a relatively high proportion of risk-based products.
–
Margin on revenues has increased by 4 per cent on a CER basis (AER: less than 1 per cent) to £2,105 million in 2018, primarily reflecting higher premiums together with the effect of changes in product mix and higher premium allocation to policyholders. (AER: increase by £7 million).
–
Acquisition costs have increased by 4 per cent on a CER basis (AER: less than 1 per cent) to £1,503 million in 2018, compared to a 2 per cent increase in APE sales on a CER basis, resulting in an increase in the acquisition costs ratio. The analysis in the table above uses shareholder acquisition costs as a proportion of total APE sales. If with-profits sales were excluded from the denominator, the acquisition cost ratio would become 69 per cent (2017: 67 per cent on a CER basis), the increase being the result of product and country mix.
–
Administration expenses including renewal commissions have increased by 10 per cent on a CER basis (AER: 6 per cent) to £1,029 million in 2018 as the business continues to expand. On a CER basis, the administration expense ratio has decreased from 267 basis points in 2017 to 264 basis points in 2018 as a result of changes in country and product mix.

2017 (AER) compared to 2016 (CER based on 2017 exchange rates, unless otherwise stated)

–
Spread income has increased on a constant exchange rate basis by 9 per cent (AER: 15 per cent) to £220 million in 2017, predominantly reflecting the growth of the non-linked policyholder liabilities.
–
Fee income has increased by 10 per cent at constant exchange rates (AER: 14 per cent) to £199 million in 2017, broadly in line with the increase in movement in average unit-linked policyholder liabilities.
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
–
Acquisition costs have increased by 11 per cent at constant exchange rates (AER: 16 per cent) to £1,489 million, compared to a 1 per cent increase in APE sales on a CER basis, resulting in an increase in the acquisition costs ratio. The analysis above uses shareholder acquisition costs as a proportion of total APE. If with-profits sales were excluded from the denominator the acquisition cost ratio would become 66 per cent (2016: 70 per cent on a CER basis), the decrease being the result of product and country mix.
–
Administration expenses including renewal commissions have increased by 11 per cent at a constant exchange rate basis (AER: 15 per cent increase) in 2017 as the business continues to expand. On a constant exchange rate basis, the administration expense ratio has decreased from 284 basis points in 2016 to 273 basis points in 2017, the result of changes in country and product mix.

Margin analysis of long-term insurance business – US

	2018			2017 AER			2017 CER*note(iii)

	Profit £m	Average liability £m	Margin bps	Profit £m	Average liability £m	Margin bps	Profit £m	Average liability £m	Margin bps
		note (iv)	note (ii)		note (iv)	note (ii)		note (iv)	note (ii)

Spread income	583	37,608	155	751	38,918	193	725	37,571	193
Fee income	2,445	133,407	183	2,343	125,440	187	2,262	120,997	187
Insurance margin	949			906			875
Expenses
Acquisition costsnote(i)	(759)	1,542	(49)%	(876)	1,662	(53)%	(846)	1,605	(53)%
Administration expenses	(1,204)	175,319	(69)	(1,174)	169,725	(69)	(1,134)	164,061	(69)
DAC adjustments	(114)			260			251
Expected return on shareholder assets	11			4			4

Adjusted IFRS operating profit based on longer-term investment returns	1,911			2,214			2,137

*
For 2017, the CER results were calculated using the 2018 average exchange rates.

	2016 AER			2016 CER†

	Profit £m	Average liability £m	Margin bps	Profit £m	Average liability £m	Margin bps
		note (ii)			note (ii)

Spread income	802	37,044	217	837	38,575	217
Fee income	1,942	102,027	190	2,040	107,570	190
Insurance margin	888			933
Expenses
Acquisition costsnote(i)	(877)	1,561	(56)%	(921)	1,641	(56)%
Administration expenses	(959)	146,043	(66)	(1,007)	153,445	66
DAC adjustments	244			260
Expected return on shareholder assets	12			13

Adjusted IFRS operating profit based on longer-term investment returns	2,052			2,155

†
For 2016, the CER results have been calculated using the 2017 average exchange rates.

Analysis of US adjusted IFRS operating profit based on long-term investment returns by driver:
2018 Compared to 2017 (CER unless otherwise stated)

–
Spread income has decreased by 20 per cent on a CER basis (AER: 22 per cent) to £583 million in 2018. The reported spread margin decreased to 155 basis points from 193 basis points in 2017, primarily due to the impact of increasing LIBOR on interest rate swaps, lower investment yields and maturing of swaps previously entered into to more closely match the asset and liability duration. Excluding the effect of these historic swap transactions, the spread margin would have been 130 basis points (2017: 144 basis points at CER and AER).
–
Fee income has increased by 8 per cent on a CER basis (AER: 4 per cent) to £2,445 million during 2018, primarily due to higher average separate account balances resulting from positive net flows from variable annuity business and market appreciation during most of 2018 before a decline in the fourth quarter of 2018. Fee income margin has decreased to 183 basis points (2017:187 basis points at CER and AER) primarily reflecting a change in business mix.
–
Insurance margin represents profits from insurance risks, including variable annuity guarantees and other sundry items. Insurance margin increased by 8 per cent on a CER basis (AER: 5 per cent) to £949 million in 2018 mainly due to higher income from variable annuity guarantees and favourable mortality experience.
–
Acquisition costs, which are commissions and expenses incurred to acquire new business, including those that are not deferrable, have decreased by 10 per cent on a CER basis (AER: 13 per cent). This reflects a 4 per cent decrease in APE sales and lower level of front-ended commissions.

–
Administration expenses increased by 6 per cent on a CER basis (AER: 3 per cent) to £(1,204) million during 2018, primarily as a result of higher asset-based commissions. Excluding these asset-based commissions, the resulting administration expense ratio would be lower at 34 basis points (2017: 35 basis points at CER and AER).
–
DAC adjustments in 2018 was negative £(114) million (compared to £251 million credit in 2017 on a CER basis) due to an increase in the DAC amortisation charge. The higher DAC amortisation charge arises largely from an acceleration of amortisation of £(194) million (2017: credit for deceleration of £83 million on a CER basis) primarily relating to the market returns in 2018 and the reversal of the benefit received in 2015 under the mean reversion formula.

2017 (AER) compared to 2016 (CER based on 2017 exchange rates, unless otherwise stated)

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
–
Administration expenses increased to £(1,174) million during 2017, compared to £(1,007) million for 2016 at a constant exchange rate (AER: £(959) million), primarily as a result of higher asset-based commissions. Excluding these asset-based commissions, the resulting administration expense ratio was relatively flat at 35 basis points (2016: 34 basis points at CER and AER).

Analysis of adjusted IFRS operating profit based on longer-term investment returns before and after acquisition costs and DAC adjustments

	2018 £m				2017 AER £m				2017 CERnote(iii)* £m

		Acquisition costs				Acquisition costs				Acquisition costs
	Before acquisition costs and DAC adjustments	Incurred	Deferred	After acquisition costs and DAC adjustments	Before acquisition costs and DAC adjustments	Incurred	Deferred	After acquisition costs and DAC adjustments	Before acquisition costs and DAC adjustments	Incurred	Deferred	After acquisition costs and DAC adjustments

Total adjusted IFRS operating profit based on longer-term investment returns before acquisition costs and DAC adjustments	2,784			2,784	2,830			2,830	2,732			2,732
Less new business strain		(759)	569	(190)		(876)	663	(213)		(846)	640	(206)
Amortisation of previously deferred acquisition costs:
Normal			(489)	(489)			(489)	(489)			(472)	(472)
(Accelerated)decelerated			(194)	(194)			86	86			83	83

Total	2,784	(759)	(114)	1,911	2,830	(876)	260	2,214	2,732	(846)	251	2,137

*
For 2017, the CER results were calculated using the 2018 average exchange rates.

	2016 AER £m				2016 CER† £m

	Other operating profits	Acquisition costs		Total	Other operating profits	Acquisition costs		Total
		Incurred	Deferred			Incurred	Deferred

Total operating profit before acquisition costs and DAC adjustments	2,685			2,685	2,816			2,816
Less new business strain		(877)	678	(199)		(921)	716	(205)
Other DAC adjustments - amortisation of previously deferred acquisition costs:
Normal			(527)	(527)			(554)	(554)
Decelerated			93	93			98	98

Total	2,685	(877)	244	2,052	2,816	(921)	260	2,155

†
For 2016, the CER results were calculated using the 2017 average exchange rates.

Analysis of adjusted IFRS operating profit based on longer-term investment returns for US operations by product

	2018 £m	2017 £m		2018 vs 2017%		2016 £m

		AER	CER	AER	CER	AER

Spread business	297	317	306	(6)%	(3)%	323
Fee business	1,532	1,788	1,726	(14)%	(11)%	1,523
Life and other business	82	109	105	(25)%	(22)%	206

Total insurance operationsnote	1,911	2,214	2,137	(14)%	(11)%	2,052

US asset management and broker-dealer	8	10	9	(20)%	(11)%	(4)

Total US operations	1,919	2,224	2,146	(14)%	(11)%	2,048

Note

The analysis of adjusted IFRS operating profit based on longer-term investment returns for US operations by product represents the net profit generated by each line of business after allocation of costs. Broadly:

–
Spread business is the net profit for fixed annuity, fixed indexed annuity and guaranteed investment contracts and largely comprises spread income less costs.
–
Fee business represents profits from variable annuity products. As well as fee income, revenue for this product line includes spread income from investments directed to the general account and other variable annuity fees included in insurance margin.
–
Life and other business includes the profits from the REALIC business and other closed life books. Revenue allocated to this product line includes spread income and premiums and policy charges for life protection, which are included in insurance margin after claim costs. Insurance margin forms the vast majority of revenue.

Margin analysis of long-term insurance business – UK and Europe

	2018			2017			2016

	Profit	Average liability	Margin	Profit	Average liability	Margin	Profit	Average liability	Margin
	£m	£m	bps	£m	£m	bps	£m	£m	bps
		note (iv)	note (ii)		note (iv)	note (ii)		note (iv)	note (ii)

Spread income	84	29,347	29	137	33,631	41	177	32,711	54
Fee income	56	21,931	26	61	22,632	27	59	21,781	27
With-profits	320	111,009	29	288	106,359	27	269	95,511	28
Insurance margin	50			55			63
Margin on revenues	149			189			207
Expenses:
Acquisition costsnote(i)	(57)	1,516	(4)%	(68)	1,491	(5)%	(89)	1,160	(8)%
Administration expenses	(180)	51,278	(35)	(164)	56,263	(29)	(152)	54,492	(28)
DAC adjustments	4			4			(2)
Expected return on shareholder assets	102			104			110

	528			606			642
Longevity reinsurance and other management actions to improve solvency	58			276			332
Changes in longevity assumption basis	441			204			–
Provision for guaranteed minimum pension equalisation	(55)			–			–
Insurance recoveries of costs associated with review of past annuity sales	166			–			–
Provision for review of past annuity sales	–			(225)			(175)

Adjusted IFRS operating profit based on longer-term investment returns	1,138			861			799

Analysis of UK and Europe adjusted IFRS operating profit based on longer-term investment returns by driver: 2018 compared to 2017

  –
  Spread income has reduced from £137 million in 2017 to £84 million in 2018 reflecting the run-off of the in-force annuity portfolio and the effect of the reinsurance of £12.0 billion of annuity portfolios to Rothesay Life entered into in March 2018.
  –
  Fee income principally represents asset management fees from unit-linked business (including direct investment only business to Group pension schemes where liability flows are driven by a small number of large single mandate transactions and mostly arises within the UK and Europe asset management business). Fee income is after costs relating to managing the underlying funds which include recent rationalisation activity to remove sub-scale funds. If these costs and the direct investment only schemes are excluded, the fee margin on the remaining balances would be 36 basis points (2017: 40 basis points).
  –
  Margin on revenues represents premium charges for expenses of shareholder-backed business and other sundry net income.
  –
  The £441 million favourable effect of longevity assumption relates to changes to annuitant mortality assumptions to reflect current mortality experience and the adoption of the Continuous Mortality Investigation (CMI) 2016 model. Further information on changes to mortality assumptions is given in note C4.1(d) in the IFRS financial statements.
  –
  An allowance provision of £(55) million has been made in 2018 to reflect the costs of equalising guaranteed minimum pension benefits on pension products sold by the insurance business following the ruling by the High Court in October 2018. Further information is provided in note C9 in the IFRS financial statements.
  –
  The 2018 insurance recoveries of costs associated with undertaking a review of past annuity sales of £166 million (2017: nil) is explained in note C11, 'Provisions', in the IFRS financial statements.

2017 compared to 2016

  –
  Spread income reduced from £177 million in 2016 to £137 million in 2017, mainly due to lower annuity sales. Spread income has two components:
  –
  A contribution from new annuity business which was lower at £9 million in 2017 compared to £41 million in 2016, reflecting our effective withdrawal from this market.
  –
  A contribution from in-force annuity and other business, which was broadly in line with last year at £128 million (2016: £136 million), equivalent to 38 basis points of average reserves (2016: 42 basis points).
  –
  Fee income principally represents asset management fees from unit-linked business, including direct investment only business to group pension schemes, where liability flows are driven by a small number of large single mandate transactions and fee income mostly arises within our UK asset management business. Excluding these schemes, the fee margin on the remaining balances was 39 basis points (2016: 40 basis points).
  –
  Margin on revenues represents premium charges for expenses of shareholder-backed business and other sundry net income.
  –
  Shareholder Acquisition costs decreased from £89 million in 2016 to £68 million in 2017, equivalent to 5 per cent of total APE sales in 2017 (2016: 8 per cent). The ratio above expresses the percentage of shareholder acquisition costs as a percentage of total APE sales. It is therefore impacted by the level of with-profits business in the year. Acquisition costs expressed as a percentage of shareholder-backed APE sales remained broadly consistent at 38 per cent (2016: 37 per cent).
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
  –
  The 2017 increase in the provision for the cost of undertaking a review of past non-advised annuity sales and related potential redress of £225 million (2016: £175 million) is explained in note C11'Provisions'.

I(b)    Asia operations – analysis of adjusted IFRS operating profit based on longer-term investment returns by business unit

Adjusted IFRS operating profit based on longer-term investment returns for Asia operations is analysed as follows:

	2018 £m	AER 2017 £m	CER 2017 £m*	2017 AER vs 2018	2017 CER vs 2018	AER 2016 £m	CER† 2016 £m

Hong Kong	443	346	332	28%	33%	238	250
Indonesia	416	457	415	(9)%	0%	428	447
Malaysia	194	173	178	12%	9%	149	151
Philippines	43	41	38	5%	13%	38	37
Singapore	329	272	269	21%	22%	235	247
Thailand	113	107	108	6%	5%	92	100
Vietnam	149	135	129	10%	16%	114	117

South-east Asia operations including Hong Kong	1,687	1,531	1,469	10%	15%	1,294	1,349
China	143	121	119	18%	20%	85	88
Taiwan	51	43	41	19%	24%	35	39
Other	51	71	67	(28)%	(24)%	56	60
Non-recurrent itemsnote	94	75	73	25%	29%	67	70

Total insurance operations	2,026	1,841	1,769	10%	15%	1,537	1,606
Share of related tax charges from joint ventures and associate*	(40)	(39)	(39)	(3)%	(3)%	(30)	(31)
Development expenses	(4)	(3)	(3)	(33)%	(33)%	(4)	(4)

Total long-term business	1,982	1,799	1,727	10%	15%	1,503	1,571

Asset management (Eastspring Investments)	182	176	171	3%	6%	141	149

Total Asia operations	2,164	1,975	1,898	10%	14%	1,644	1,720

*
Under IFRS, the Group's share of results from its investments in joint ventures and associate accounted for using the equity method is included in the Group's profit before tax on a net of related tax basis. In 2018, the Group altered the presentation of its analysis of Asia operating profit to show these tax charges separately in order for the contribution from the joint ventures and associate to be included in the operating profit analysis on a consistent basis as the rest of the Asia's operations. 2017 and 2016 comparatives have been re-presented accordingly.
†
For 2016, the CER results were calculated using the 2017 average exchange rates.

Note

In 2018, the adjusted IFRS operating profit based on longer-term investment returns for Asia insurance operations included a net credit of £94 million (2017: £75 million; 2016: £67 million) representing a small number of items that are not expected to reoccur, including the impact of a refinement to the run-off of the allowance for prudence within technical provisions, within Singapore.

I(c)    Analysis of asset management adjusted IFRS operating profit based on longer-term investment returns

	2018 £m

	M&GPrudential asset management	Eastspring Investments
	note (ii)	note (ii)

Operating income before performance-related fees	1,100	424
Performance-related fees	15	17

Operating income (net of commission)note(i)	1,115	441
Operating expensenote(i)	(654)	(232)
Share of associate's results	16	–
Group's share of tax on joint ventures' operating profit	–	(27)

Operating profit based on longer-term investment returns	477	182

Average funds under management	£276.6bn	£146.3bn
Margin based on operating income*	40bps	29bps
Cost/income ratio†	59%	55%

	2017 £m

	M&GPrudential asset management	Eastspring Investments
	note (ii)	note (ii)

Operating income before performance-related fees	1,034	421
Performance-related fees	53	17

Operating income (net of commission)note(i)	1,087	438
Operating expensenote(i)	(602)	(238)
Share of associate's results	15	–
Group's share of tax on joint ventures' operating profit	–	(24)

Operating profit based on longer-term investment returns	500	176

Average funds under management	£275.9bn	£128.4bn
Margin based on operating income*	37bps	33bps
Cost/income ratio†	58%	56%

	2016 £m

	M&GPrudential asset management	Eastspring Investments
	note (ii)	note (ii)

Operating income before performance-related fees	923	353
Performance-related fees	33	7

Operating income (net of commision)note(i)	956	360
Operating expense	(544)	(198)
Share of associate's results	13	–
Group's share of tax on joint ventures' operating profit	–	(21)

Operating profit based on longer-term investment returns	425	141

Average funds under management	£250.4bn	£109.0bn
Margin based on operating income*	37bps	32bps
Cost/income ratio†	59%	56%

*
Margin represents operating income before performance-related fees as a proportion of the related funds under management (FUM). Monthly closing internal and external funds managed by the respective entity have been used to derive the average. Any funds held by the

  Group's insurance operations that are managed by third parties outside the Prudential Group are excluded from these amounts. M&GPrudential operating expense includes £27 million of Brexit preparation costs.

†
Cost/income ratio represents cost as a percentage of operating income before performance-related fees.

Notes

(i)
Operating income and expense include the Group's pre-tax share of contribution from joint ventures but excludes any contribution from associate. In the consolidated income statement of the IFRS financial statements, the net post-tax income of the joint ventures and associate is shown as a single line item.
(ii)
Operating income before performance related fees and margin on related funds under management for M&GPrudential asset management and Eastspring Investments can be further analysed as follows:

M&GPrudential asset management Operating income before performance related fees

	Retail	Margin	Institutional*	Margin	Total	Margin
	£m	bps	£m	bps	£m	bps

2018	662	85	438	22	1,100	40
2017	604	85	430	21	1,034	37
2016	504	86	419	22	923	37

Eastspring Investments Operating income before performance related fees

	Retail	Margin	Institutional*	Margin	Total	Margin
	£m	bps	£m	bps	£m	bps

2018	252	50	172	18	424	29
2017	249	57	172	20	421	33
2016	211	58	142	20	353	32

*
Institutional includes internal funds.

I(d)    Contribution to UK long-term IFRS metrics from specific management actions undertaken to position the balance sheet more efficiently under the Solvency II regime

In 2018, further management actions were taken to improve the solvency of the UK and Europe insurance operations and to mitigate market risks. These actions included repositioning the fixed income asset portfolio to improve the trade-off between yield and credit risk. No new longevity reinsurance transactions were undertaken in 2018 (2017: longevity reinsurance transactions entered into covering £0.5 billion of IFRS annuity liabilities; 2016: longevity reinsurance transactions entered into covering £5.4 billion of IFRS annuity liabilities).

The effect of these actions on the UK's long-term IFRS operating profit based on longer-term investment returns, is shown in the tables below.

Operating profit based on longer-term investment returns of UK long -term business
	2018 £m	2017 £m	2016 £m

Shareholder-backed annuity new business:	–	9	41

In-force business:

Longevity reinsurance transactions	–	31	197
Other management actions to improve solvency	58	245	135
Changes in longevity assumption basis	441	204	–
Provision for the review of past annuity sales	–	(225)	(175)
Insurance recoveries in respect of above costs	166	–	–
Provision for guaranteed minimum pension equalisation	(55)	–	–

	610	255	157
With-profits and other in-force	519	597	601

Total IFRS operating profit before restructuring costs	1,138	861	799

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

	31 Dec 2018 £bn	31 Dec 2017 £bn

Asia operations:
Internal funds	89.5	81.4
Eastspring Investments' external funds	61.1	55.9

	150.6	137.3

US operations: internal funds	183.1	178.3
UK and Europe operations:
Internal funds, including PruFund-backed products	174.3	186.8
External funds	146.9	163.9

	321.2	350.7

Other operations	2.4	3.0

Group total funds under managementnote	657.3	669.3

Note

Total funds under management comprise:

	31 Dec 2018 £bn	31 Dec 2017 £bn

Total financial investments per the consolidated statement of financial position	449.6	451.4
External funds of M&GPrudential and Eastspring Investments (as analysed in note (b) below)	208.0	219.8
Internally managed funds held in joint ventures and other adjustments	(0.3)	(1.9)

Group total funds under management	657.3	669.3

(b)
Investment products – external funds under management

	2018 £m					2017 £m

	At 1 Jan 2018	Market gross inflows	Redemptions	Market and other movements	At 31 Dec 2018	At 1 Jan 2017	Market gross inflows	Redemptions	Market and other movements	At 31 Dec 2017

M&GPrudential Wholesale/Direct	79,697	24,584	(29,452)	(5,364)	69,465	64,209	30,949	(19,906)	4,445	79,697
M&GPrudential Institutional	84,158	12,954	(18,001)	(1,630)	77,481	72,554	15,220	(8,926)	5,310	84,158

Total M&GPrudentialnote(i)	163,855	37,538	(47,453)	(6,994)	146,946	136,763	46,169	(28,832)	9,755	163,855
Eastspring Investments note(ii)	55,885	212,070	(212,156)	5,258	61,057	45,756	215,907	(211,271)	5,493	55,885

Totalnote(iii)	219,740	249,608	(259,609)	(1,736)	208,003	182,519	262,076	(240,103)	15,248	219,740

Notes

(i)
The results exclude contribution from PruFund products: net inflows of £8.5 billion in 2018 (2017: £9.0 billion); funds under management of £43 billion as at 31 December 2018 (31 December 2017: £35.9 billion).
(ii)
Market and other movements during the year for Eastspring investments include inflow of £9.3 billion funds under management from acquisition of TMB Asset Management Co., Ltd. ('TMBAM') in Thailand. See note D1.2 of the consolidated financial statements for further details.
(iii)
The £208 billion (31 December 2017: £219.7 billion) investment products comprise £196.4 billion (31 December 2017: £210.4 billion) plus Asia Money Market Funds of £11.6 billion (31 December 2017: £9.3 billion).

(c)
M&G and Eastspring Investments – total funds under management

M&G, the asset management business of M&GPrudential and Eastspring Investments, the Group's asset management business in Asia, manage funds from external parties and also funds for the Group's insurance operations. The table below analyses the total funds under management managed by M&G and Eastspring Investments respectively.

	M&G		Eastspring Investments

	31 Dec 2018 £bn	31 Dec 2017 £bn	31 Dec 2018 £bn	31 Dec 2017 £bn
			note	note

External funds under management	146.9	163.9	61.1	55.9
Internal funds under management	118.2	134.6	90.2	83.0

Total funds under management	265.1	298.5	151.3	138.9

Note

The external funds under management for Eastspring Investments include Asia Money Market Funds at 31 December 2018 of £11.6 billion (31 December 2017: £9.3 billion).

II(b)    Solvency II capital position

The estimated Group shareholder Solvency II surplus at 31 December 2018 was £17.2 billion, before allowing for payment of the 2018 second interim ordinary dividend and reflecting approved regulatory transitional measures as at 31 December 2018.

Estimated Group shareholder Solvency II capital position*	31 Dec 2018	31 Dec 2017

Own Funds(£bn)	30.2	26.4
Solvency Capital Requirement (£bn)	13.0	13.1
Surplus (£bn)	17.2	13.3
Solvency ratio (%)	232%	202%

*
The Group shareholder capital position excludes the contribution to Own Funds and the Solvency Capital Requirement from ring fenced with-profit funds and staff pension schemes in surplus. The estimated solvency positions include management's calculation of UK transitional measures reflecting operating and market conditions at each valuation date, which for both 2018 and 2017 reflects the approved regulatory position.

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

  –
  Matching adjustment for UK annuities and volatility adjustment for US dollar denominated Hong Kong with-profits business, based on approvals from the Prudential Regulation Authority and calibrations published by the European Insurance and Occupational Pensions Authority; and

  –
  UK transitional measures, which have been recalculated using management's estimate of the impact of operating and market conditions at the valuation date. An application to recalculate the transitional measures as at 31 December 2018 has been approved by the Prudential Regulation Authority and this recalculation will therefore be reflected in the formal regulatory Quantitative Reporting Templates as at 31 December 2018.

The Group shareholder Solvency II capital position excludes:

  –
  A portion of Solvency II surplus capital (£1.7 billion at 31 December 2018) relating to the Group's Asian life operations, primarily due to the Solvency II definition of 'contract boundaries' which prevents some expected future cash flows from being recognised;
  –
  The contribution to Own Funds and the Solvency Capital Requirement from ring-fenced with-profits funds in surplus (representing £5.5 billion of surplus capital from UK with-profits funds at 31 December 2018) and from the shareholders' share of the estate of with-profits funds; and
  –
  The contribution to Own Funds and the Solvency Capital Requirement from pension funds in surplus.

It also excludes unrealised gains on certain derivative instruments taken out to protect Jackson against declines in long-term interest rates. At Jackson's request, the Department of Insurance Financial Services renewed its approval to carry these instruments at book value in the local statutory returns for the period 31 December 2018 to 1 October 2019. At 31 December 2018, applying this approval had the effect of decreasing local available statutory capital and surplus (and by extension Solvency II Own Funds and Solvency II surplus) by £0.1 billion, net of tax. This arrangement reflects an elective long-standing practice first put in place in 2009, which can be unwound at Jackson's discretion.

The 31 December 2018 Solvency II results above allow for the reinsurance of £12.0 billion of the UK annuity portfolio to Rothesay Life effective from 14 March 2018 and the transfer of Prudential plc's Hong Kong subsidiaries to Prudential Corporation Asia Limited. In total these items have resulted in a decrease to UK Solvency II surplus in 2018 of £3.3 billion with Group Solvency II surplus increasing by £0.4 billion.

Analysis of movement in Group capital position

A summary of the estimated movement in Group Solvency II surplus from £13.3 billion at year end 2017 to £17.2 billion at year end 2018 is set out in the table below. The movement from the Group Solvency II surplus at 31 December 2016 to the Solvency II surplus at 31 December 2017 is included for comparison.

Analysis of movement in Group shareholder surplus	2018 Surplus £bn	2017 Surplus £bn

Estimated Solvency II surplus at beginning of year	13.3	12.5

Underlying operating experience	4.1	3.2
Management actions	0.1	0.4

Operating experience	4.2	3.6
Non-operating experience (including market movements)	(1.2)	(0.6)
M&GPrudential transactions	0.4	–
Other capital movements:
Net subordinated debt issuance/redemption	1.2	(0.2)
Foreign currency translation impacts	0.5	(0.7)
Dividends paid	(1.2)	(1.2)
Model changes	0.0	(0.1)

Estimated Solvency II surplus at end of year	17.2	13.3

The estimated movement in Group Solvency II surplus over 2018 is driven by:

–
Operating experience of £4.2 billion:  generated by in-force business and new business written in 2018, after allowing for amortisation of the UK transitional measures and the impact of one-off management optimisations implemented over the year. This includes a £0.4 billion benefit from the impact of updates to UK longevity best estimate assumptions and a £0.1 billion benefit from an insurance recovery relating to the costs and any related redress of reviewing internally vesting annuities sold without advice after 1 July 2008;
–
Non-operating experience of £(1.2) billion:  resulting mainly from the negative impact of market movements, after allowing for the recalculation of the UK transitional measures at the valuation date, the impact of US Risk Based Capital updates announced in June 2018 to reflect US tax reform changes and the £(0.3) billion impact from the acquisition of TMB Asset Management Co., Ltd. (see IFRS Financial Statements note D1.2 for further information);
–
M&GPrudential transactions of £0.4 billion:  the beneficial impact on the Group Solvency II surplus of the UK annuities reinsurance transaction effective from 14 March 2018 and the transfer of Prudential plc's Hong Kong subsidiaries to Prudential Corporation Asia Limited after allowing for the impact of recalculation of the UK transitional measures as a result of these transactions;
–
Other capital movements:  comprising an increase in surplus from the net impact of debt raised offset by debt redeemed during 2018, a benefit from foreign currency translation and a reduction in surplus from payment of dividends; and
–
Model changes:  reflecting internal model changes approved by the Prudential Regulation Authority and other minor internal model calibration changes made in 2018.

Analysis of Group Solvency Capital Requirements

The split of the Group's estimated Solvency Capital Requirement by risk type including the capital requirements in respect of Jackson's risk exposures based on 150 per cent of US Risk Based Capital requirements (Company Action Level) but with no diversification between Jackson and the rest of the Group, is as follows:

	31 Dec 2018		31 Dec 2017

Split of the Group's estimated Solvency Capital Requirements	% of undiversified Solvency Capital Requirements	% of diversified Solvency Capital Requirements	% of undiversified Solvency Capital Requirements	% of diversified Solvency Capital Requirements

Market	57%	70%	57%	71%
Equity	13%	23%	14%	23%
Credit	23%	38%	24%	38%
Yields (interest rates)	16%	6%	13%	7%
Other	5%	3%	6%	3%
Insurance	24%	20%	26%	21%
Mortality/morbidity	5%	2%	5%	2%
Lapse	15%	17%	14%	17%
Longevity	4%	1%	7%	2%
Operational/expense	12%	8%	11%	7%
FX translation	7%	2%	6%	1%

Reconciliation of IFRS equity to Group Solvency II Shareholder Own Funds

Reconciliation of IFRS equity to Group Solvency II Shareholder Own Funds	31 Dec 2018 £bn	31 Dec 2017 £bn

IFRS shareholders' equity	17.2	16.1
Restate US insurance entities from IFRS to local US statutory basis	(2.5)	(3.0)
Remove DAC, goodwill and intangibles	(4.6)	(4.0)
Add subordinated debt	7.2	5.8
Impact of risk margin (net of transitional measures)	(3.8)	(3.9)
Add value of shareholder transfers	5.3	5.3
Liability valuation differences	13.3	12.1
Increase in net deferred tax liabilities resulting from liability valuation differences above	(1.5)	(1.6)
Other	(0.4)	(0.4)

Estimated Solvency II Shareholder Own Funds	30.2	26.4

The key items of the reconciliation as at 31 December 2018 are:

–
£(2.5) billion represents the adjustment required to the Group's shareholders' funds in order to convert Jackson's contribution from an IFRS basis to the local statutory valuation basis. This item also reflects a de-recognition of Own Funds of £1.0 billion, equivalent to the value of 100 per cent of Risk Based Capital requirements (Company Action Level), as agreed with the Prudential Regulation Authority;
–
£(4.6) billion due to the removal of DAC, goodwill and intangibles from the IFRS balance sheet;
–
£7.2 billion due to the addition of subordinated debt which is treated as available capital under Solvency II but as a liability under IFRS;
–
£(3.8) billion due to the inclusion of a risk margin for UK and Asia non-hedgeable risks, net of £1.6 billion from transitional measures (after allowing for recalculation of the transitional measures as at 31 December 2018) which are not applicable under IFRS;
–
£5.3 billion due to the inclusion of the value of future shareholder transfers from with-profits business (excluding the shareholders' share of the with-profits estate, for which no credit is given under Solvency II), which is excluded from the determination of the Group's IFRS shareholders' funds;
–
£13.3 billion mainly due to differences in insurance valuation requirements between Solvency II and IFRS, with Solvency II Own Funds partially capturing the value of in-force business which is excluded from IFRS;
–
£(1.5) billion due to the impact on the valuation of net deferred tax liabilities resulting from the liability valuation differences noted above; and
–
£(0.4) billion due to other items, including the impact of revaluing loans, borrowings and debt from IFRS to Solvency II.

Sensitivity analysis

The estimated sensitivity of the Group shareholder Solvency II capital position to significant changes in market conditions is as follows:

	31 Dec 2018		31 Dec 2017

Impact of market sensitivities	Surplus £bn	Ratio	Surplus £bn	Ratio

Base position	17.2	232%	13.3	202%
Impact of:
20% instantaneous fall in equity markets	(1.6)	(10)%	0.7	9%
40% fall in equity markets[1]	(4.0)	(28)%	(2.1)	(11)%
50 basis points reduction in interest rates[2,3]	(1.8)	(21)%	(1.0)	(14)%
100 basis points increase in interest rates[3]	1.2	20%	1.2	21%
100 basis points increase in credit spreads[4]	(1.7)	(9)%	(1.4)	(6)%

Notes

1
Where hedges are dynamic, rebalancing is allowed for by assuming an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four-week period.
2
Subject to a floor of zero for Asia and US interest rates.
3
Allowing for further transitional measures recalculation after the interest rate stress.
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

UK Solvency II capital position1, 2

On the same basis as above, the estimated shareholder Solvency II surplus for The Prudential Assurance Company Limited ('PAC') and its subsidiaries2 at 31 December 2018 was £3.7 billion, after allowing for recalculation of transitional measures as at 31 December 2018. This relates to shareholder-backed business including future with-profits shareholder transfers, but excludes the shareholders' share of the estate in line with Solvency II requirements.

Estimated UK shareholder Solvency II capital position*	31 Dec 2018	31 Dec 2017

Own Funds (£bn)	8.8	14.0
Solvency Capital Requirement (£bn)	5.1	7.9
Surplus (£bn)	3.7	6.1
Solvency ratio (%)	172%	178%

*
The UK shareholder capital position excludes the contribution to Own Funds and the Solvency Capital Requirement from ring-fenced with-profit funds and staff pension schemes in surplus. The estimated solvency positions include management's calculation of UK transitional measures reflecting operating and market conditions at each valuation date, which for both 2018 and 2017 reflects the approved regulatory position.

The Prudential Assurance Company Limited shareholder Solvency II position at 31 December 2018 includes the actual impact of the transfer of Prudential plc's Hong Kong subsidiaries to Prudential Corporation Asia Limited, and the impact of the reinsurance of £12.0 billion of the UK annuity portfolio to Rothesay Life. In total these items have resulted in a decrease to UK Solvency II surplus in 2018 of £3.3 billion.

Upon completion of the Part VII transfer a further circa £0.1 billion of Solvency Capital Requirement is expected to be released.

Whilst there is a large surplus in the UK with-profits funds, this is ring-fenced from the shareholder balance sheet and is therefore excluded from both the Group and the UK shareholder Solvency II surplus results. The estimated UK with-profits funds Solvency II surplus at 31 December 2018 was £5.5 billion, after allowing for recalculation of transitional measures as at 31 December 2018.

Estimated UK with-profits Solvency II capital position*	31 Dec 2018	31 Dec 2017

Own Funds (£bn)	9.7	9.6
Solvency Capital Requirement (£bn)	4.2	4.8
Surplus (£bn)	5.5	4.8
Solvency ratio (%)	231%	201%

*
The estimated solvency positions include management's calculation of UK transitional measures reflecting operating and market conditions at each valuation date, which for both 2018 and 2017 reflects the approved regulatory position.

Reconciliation of UK with-profits IFRS unallocated surplus to Solvency II Own Funds1

A reconciliation between the IFRS unallocated surplus and Solvency II Own Funds for UK with-profits business is as follows:

Reconciliation of UK with-profits funds	31 Dec 2018 £bn	31 Dec 2017 £bn

IFRS unallocated surplus of UK with-profits funds	13.3	13.5
Value of shareholder transfers	(2.4)	(2.7)
Risk margin (net of transitional measures)	(1.0)	(0.7)
Other valuation differences	(0.2)	(0.5)

Estimated Solvency II Own Funds	9.7	9.6

Annual regulatory reporting

The Group will publish its Solvency and Financial Condition Report and related quantitative templates no later than 4 June 2019. The templates will require us to combine the Group shareholder solvency position with those of all other ring fenced funds across the Group. In combining these solvency positions, the contribution to own funds from these ring fenced funds will be set equal to their aggregate solvency capital requirements, estimated at £5.6 billion (ie the solvency surplus in these ring fenced funds will not be captured in the templates). There will be no impact on the reported Group Solvency II surplus.

  Notes

1
The UK with-profits capital position includes the PAC with-profits sub-fund, the Scottish Amicable Insurance Fund and the Defined Charge Participating Sub-Fund.
2
The insurance subsidiaries of PAC are Prudential International Assurance plc and Prudential Pensions Limited. Prudential General Insurance Hong Kong Limited and Prudential Hong Kong Limited are no longer subsidiaries of PAC following the transfer of these Hong Kong subsidiaries to Prudential Corporation Asia Limited in 2018.

II(c) Foreign currency source of key metrics

The table below shows the Group's key metrics analysis by contribution by currency group:

	Adjusted IFRS operating profit based on longer-term investment returns notes (ii),(iv)	IFRS shareholders' funds notes (ii),(iv)

US dollar linkednote(i)	28%	22%
Other Asia currencies	17%	15%

Total Asia	45%	37%
UK sterlingnotes(ii),(iv)	15%	49%
US dollarnote(iv)	40%	14%

Total	100%	100%

Notes

(i)
US dollar linked comprise the Hong Kong and Vietnam operations where the currencies are pegged to the US dollar and the Malaysia and Singapore operations where the currencies are managed against a basket of currencies including the US dollar.

(ii)
For operating profit and shareholders' funds, UK sterling includes amounts in respect of M&GPrudential and other operations (including central operations and Prudential Capital). Operating profit for central operations includes amounts for corporate expenditure for Group Head Office as well as Asia Regional Head Office which is incurred in HK dollars as well as restructuring costs incurred by the Group.
(iii)
For operating free surplus generation, UK sterling includes amounts in respect of restructuring costs incurred by insurance and asset management operations.
(iv)
For shareholders' funds, the US dollar grouping includes US dollar denominated core structural borrowings. Sterling operating profits include all interest payable as sterling denominated, reflecting interest rate currency swaps in place.

III    Calculation of alternative performance measures

The annual report uses alternative performance measures (APMs) to provide more relevant explanations of the Group's financial position and performance. This section sets out explanations for each APM and reconciliations to relevant IFRS balances.

III(a)
Reconciliation of adjusted IFRS operating profit based on longer-term investment returns to profit before tax

The annual report uses alternative performance measures (APMs) to provide more relevant explanations of the Group's financial position and performance. This section sets out explanations for each APM and reconciliations to relevant IFRS balances.

Adjusted IFRS operating profit attributable to shareholders based on longer-term investment returns presents the operating performance of the business. This measurement basis adjusts for the following items within total IFRS profit before tax:

–
Short-term fluctuations in investment returns on shareholder-backed business;
–
Amortisation of acquisition accounting adjustments arising on the purchase of business; and
–
Gain or loss on corporate transactions, such as disposals undertaken in the year.

More details on how adjusted IFRS operating profit based on longer-term investment returns is determined are included in note B1.3 of the consolidated financial statements.

III(b)
Calculation of return on IFRS shareholders' funds

Return on IFRS shareholders' funds is calculated as operating profit based on longer-term investment returns net of tax and non-controlling interests divided by opening shareholders' funds. Operating profit based on longer-term investment returns is reconciled to IFRS profit before tax in note B1 to the IFRS financial statements.

	Note	2018 £m	2017 £m

Operating profit based on longer-term investment returns	B1.1	4,827	4,699
Tax on operating profit		(792)	(971)
Profit attributable to non-controlling interests		(3)	(1)

Operating profit based on longer-term investment returns, net of tax and non-controlling interests		4,032	3,727
Opening shareholders' funds		16,087	14,666
Return on shareholders' funds		25%	25%

III(c)
Calculation of IFRS gearing ratio

Gearing ratio is calculated as net core structural borrowings of shareholder-financed operations divided by closing IFRS shareholders' funds plus net core structural borrowings.

	Note	31 Dec 2018 £m	31 Dec 2017 £m

Core structural borrowings of shareholder-financed operations	C6.1	7,664	6,280
Less holding company cash and short-term investments	II(a)	(3,236)	(2,264)

Net core structural borrowings of shareholder-financed operations		4,428	4,016
Closing shareholders' funds		17,249	16,087

Shareholders' funds plus net core structural borrowings		21,677	20,103

Gearing ratio		20%	20%

III(d)
Calculation of IFRS shareholders' funds per share

IFRS shareholders' funds per share is calculated as closing IFRS shareholders' funds divided by the number of issued shares at the balance sheet date.

	Note	31 Dec 2018	31 Dec 2017

Closing shareholders' funds (£ million)		17,249	16,087
Number of issued shares at year end (millions)	C10	2,593	2,587
Shareholders' funds per share (pence)		665	622

III(e) Calculation of asset management cost/income ratio

The asset management cost/income ratio is calculated as asset management operating expenses, adjusted for commission and joint venture contribution, divided by asset management total IFRS revenue adjusted for commission, joint venture contribution, performance-related fees and non-operating items.

	M&G Prudential asset management

	2018 £m	2017 £m

Operating income used in cost/income ratio	1,100	1,034
Commission	313	351
Performance-related fees	15	53
Investment Return	(14)	–
Short-term fluctuations in investment returns on shareholder backed business	(15)	6

Total IFRS revenue	1,399	1,444

Operating expense used in cost/income ratio	654	602
Investment Return	(14)	–
Commission	313	351

IFRS charges	953	953

Cost/income ratio – Operating expense/operating income	59%	58%

	Eastspring Investments

	2018 £m	2017 £m

Operating income before performance-related fees used in cost/income ratio	424	421
Share of joint venture revenue	(188)	(176)
Commission	118	103
Performance-related fees	17	17

Total IFRS revenue	371	365

Operating expense used in cost/income ratio	232	238
Share of joint venture expense	(100)	(92)
Commission	118	103

IFRS charges	250	249

Cost/income ratio – Operating expense/operating income before performance-related fees	55%	56%

III(f)
Reconciliation of Asia renewal insurance premium to gross earned premiums

Asia renewal insurance premium is calculated as IFRS gross earned premiums less new business premiums and adjusted for the contribution from joint ventures.

	Note	2018 £m	AER 2017 £m	CER 2017 £m

Asia renewal insurance premium		12,856	11,482	11,087
Add: General insurance premium		90	89	87
Add: IFRS gross earned premium from new regular and single premium business		4,809	4,986	4,819
Less: Renewal premiums from joint ventures		(1,286)	(1,068)	(1,022)
Add: premiums relating to sold Korea life business		–	199	197

Asia segment IFRS gross earned premium	B1.4	16,469	15,688	15,168

Exhibits

Documents filed as exhibits to this Form 20-F:

Exhibit Number	Description

1.	Memorandum and Articles of Association of Prudential.
2.1	Form of Deposit Agreement among Prudential, Morgan Guaranty Trust Company of New York, as depositary, and holders and beneficial owners from time to time of ADRs issued there under, including the form of ADR.(1) General Data Protection Regulation Amendment Letter to the Deposit Agreement.
2.2	The total amount of long-term debt securities of Prudential plc authorised under any instrument does not exceed 10 per cent of the total assets of the Company on a consolidated basis. Prudential plc hereby agrees to furnish to the Securities and Exchange Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Prudential plc or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
4.1	Prudential Long-Term Incentive plan(7), Prudential Deferred Annual Incentive Plan.
4.2	Executive Directors' Service Contracts:
Michael Falcon
Mark FitzPatrick(8)
John Foley(3)
Nic Nicandrou(2)
James Turner(8)
Michael Wells(5)
4.3	Other benefits between Prudential Group and Executive Directors. Each of the Executive Directors has the benefit of a deed of indemnity granted by the Company which is in the form of the exhibit filed herein.
4.4	Chairman's Letter of Appointment(4) / Extension(6)
4.5	Other benefits between Prudential and the Chairman(4)
4.6	Form of Letter of Appointment for Non-executive Directors. Each Non-executive Directors' Letter of Appointment is in the form filed herein.
4.7	Other benefits between the Prudential Group and the Non-executive Directors. Each of the Non-executive Directors has the benefit of a deed of indemnity granted by the Company which substantially follows the form exhibited.
6.	Statement re computation of per share earnings (set forth in Note B5 to the consolidated financial statements included in this Form 20-F).
8.	Subsidiaries of Prudential (set forth in Note D6 to the consolidated financial statements included in this Form 20-F).
12.1	Certification of Prudential plc's Group Chief Executive pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2	Certification of Prudential plc's Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1	Annual certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	Consent of KPMG LLP.
15.1	Prudential's Code of Business Conduct.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Linkbase Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

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
(7)
As previously filed with the Securities and Exchange Commission on 31 October 2018 as an exhibit to Prudential's Form S-8.
(8)
As previously filed with the Securities and Exchange Commission on 22 March 2018 as an exhibit to Prudential's Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Prudential plc
22 March 2019	By:	/s/ Mike Wells
	Name:	Mike Wells
	Title:	Group Chief Executive