Form 20-F
period 2019-12-31
PRUDENTIAL PLC
filed 2020-03-20
CIK 1116578

Use these links to rapidly review the document

TABLE OF CONTENTS 2
TABLE OF CONTENTS 3
TABLE OF CONTENTS 4
TABLE OF CONTENTS 5

As filed with the Securities and Exchange Commission on 20 March 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2019
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-15040

PRUDENTIAL PUBLIC LIMITED COMPANY
(Exact Name of Registrant as Specified in its Charter)

England and Wales
(Jurisdiction of Incorporation)

1 Angel Court,
London EC2R 7AG, England
(Address of Principal Executive Offices)

Rebecca Wyatt
Director of Group Financial Accounting & Reporting
Prudential plc
1 Angel Court,
London EC2R 7AG, England
+44 20 7220 7588
rebecca.wyatt@prudentialplc.com
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American Depositary Shares, each representing 2 Ordinary Shares, 5 pence par value each	PUK	New York Stock Exchange
Ordinary Shares, 5 pence par value each	PUK/D	New York Stock Exchange*
6.75% Perpetual Subordinated Capital Securities Exchangeable at the Issuer's Option into Non-Cumulative Dollar Denominated Preference Shares	PUK/PA	New York Stock Exchange
6.50% Perpetual Subordinated Capital Securities Exchangeable at the Issuer's Option into Non-Cumulative Dollar Denominated Preference Shares	PUK/PA	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each of the issuer's classes of capital or common stock as of 31 December 2019 was:

2,601,159,949 Ordinary Shares, 5 pence par value each

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

Yes   X          No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

Yes               No   X

*
Not for trading, but only in connection with the registration of American Depositary Shares.

CROSS REFERENCES TO FORM 20-F REQUIREMENTS

Item	20-F Form Requirements	Section in this Annual Report on Form 20-F	Page

Item 1	Identity of Directors, Senior Management and Advisers	n/a

Item 2	Offer Statistics and Expected Timetable	n/a

Item 3	Key Information

	Selected financial data	• Selected Historical Financial Information	9
		• Dividend Data	230
		• EEV Basis, New Business Results and Free Surplus Generation	66

	Capitalisation and indebtedness	n/a

	Reasons for the offer and use of proceeds	n/a

	Risk Factors	Risk Factors	220

Item 4	Information on the Company

	History and development of the company	• Group at A Glance • Our business model • Company Address and Agent • Significant Subsidiaries	7 8 217 217

	Business overview	• Our Business Segments • Competition • Sources	16 34 35
		• Supervision and Regulation of Prudential	91
		• Investments	217

	Organisational structure	• Group at A Glance • Our business model • Significant Subsidiaries	7 8 217

	Property, plants and equipment	n/a

Item 4A	Unresolved Staff Comments	n/a

Item 5	Operating and Financial Review and Prospects

	Operating results	• Summary Overview of Operating and Financial Review and Prospects	11
		• IFRS Critical Accounting policies	37
		• Summary of Consolidation of Results and Basis of Preparation Analysis	38
		• Explanation of Movements in Profit after Tax and Profit before Shareholder Tax by Reference to the Basis Applied for Segmental Disclosure	39
		• Basis of Performance Measures	42
		• Explanation of Movements in Profit before Shareholder Tax by Nature of Revenue and charges	60

	Liquidity and capital resources	• Explanation of Performance and Other Financial Measures	47
		• Additional Information on Liquidity and Capital Resources	67
		• Note D6 to the Consolidated Financial Statements	357

Item	20-F Form Requirements	Section in this Annual Report on Form 20-F	Page

	Research and development, patents and licenses, etc	n/a

	Trend information	• Summary of Operating and Financial Review and Prospects	11
		• Explanation of Performance and Other Financial Measures	47

	Off-balance-sheet arrangements	Notes D3 and D6 to the Consolidated Financial Statements	355 357

	Tabular disclosure of contractual obligations	Contractual obligations	68

	Safe harbour	Forward-looking statements	6

Item 6	Directors, Senior Management and Employees

	Directors and senior management	Board of Directors	106

	Compensation	Compensation and employees:
		• Our Executive Directors' remuneration at a glance	161
		• Annual report on remuneration	162
		• New Directors' remuneration policy	195
		• Additional remuneration disclosure	213

	Board Practices	• Board Practices • Governance Committees	115 126

	Employees	Employees	216

	Share ownership	Share ownership	215

Item 7	Major Shareholders and Related Party Transactions

	Major shareholders	Major Shareholders	231

	Related party transactions	Note D5 to the Consolidated Financial Statements	356

	Interests of Experts and Counsel	n/a

Item 8	Financial Information

	Consolidated statements and other financial Information	• Financial Statements • Intellectual Property • Legal Proceedings	242 219 219

	Significant changes	n/a

Item 9	The Offer and Listing	Listing Information	238

Item 10	Additional Information

	Share capital	Memorandum and Articles of Association	155

	Memorandum and Articles of Association	Memorandum and Articles of Association	155

	Material contracts	Material contracts	232

	Exchange controls	Exchange controls	232

	Taxation	Taxation	232

	Dividends and paying agents	n/a

	Statement by experts	n/a

	Documents on display	Documents on Display	237

	Subsidiary information	n/a

Item	20-F Form Requirements	Section in this Annual Report on Form 20-F	Page

Item 11	Quantitative and Qualitative Disclosures about Market Risk	• Group Risk Framework • Note C7 to the Consolidated Financial Statements	70 338

Item 12	Description of Securities Other than Equity Securities	Description of Securities Other than Equity Securities	238

Item 13	Defaults, Dividend Arrearages and Delinquencies	n/a

Item 14	Material Modifications to the Rights of Security Holders	n/a

Item 15	Controls and Procedures	Controls and Procedures	237

Item 16A	Audit Committee Financial Expert	Audit Committee Financial Expert	152

Item 16B	Code of Ethics	Code of Ethics	160

Item 16C	Principal Accountant Fees and Services	Principal Accountant Fees and Services	240

Item 16D	Exemptions from the Listing Standards for Audit Committees	n/a

Item 16E	Purchases of Equity Securities by Prudential plc and Affiliated Purchasers	Purchases of Equity Securities by Prudential plc and Affiliated Purchasers	239

Item 16F	Change in Registrant's Certifying Accountant	n/a

Item 16G	Corporate Governance	Differences between Prudential's Governance Practice and the NYSE Corporate Governance Rules	153

Item 17	Financial Statements	n/a

Item 18	Financial Statements	Financial Statements	242

Item 19	Exhibits	Exhibits	395

As used in this document, unless the context otherwise requires, the terms 'Prudential', the 'Group', 'we', 'us' and 'our' each refer to Prudential plc, together with its subsidiaries, while the terms 'Prudential plc', the 'Company' or the 'parent company' each refer to 'Prudential plc'.

This 2019 Annual Report may include references to our website. Information on our website or any other website referenced in the Prudential 2019 Annual Report is not incorporated into this Form 20-F and should not be considered to be part of the Form 20-F. We have included any website as an inactive textual reference only.

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

A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, including fluctuations in interest rates and exchange rates, the continuance of a sustained low-interest rate environment, and the impact of economic uncertainty, asset valuation impacts from the transition to a lower carbon economy, inflation and deflation and the performance of financial markets generally; global political uncertainties; the policies and actions of regulatory authorities, including, in particular, the policies and actions of the Hong Kong Insurance Authority, as Prudential's new Group-wide supervisor, as well as new government initiatives generally; the impact of continuing application of Global Systemically Important Insurer or 'G-SII' policy measures on Prudential; the impact on Prudential of systemic risk policy measures adopted by the International Association of Insurance Supervisors; the impact of competition and fast-paced technological change; the effect on Prudential's business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates; the physical impacts of climate change and global health crises on Prudential's business and operations; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of internal transformation projects and other strategic actions failing to meet their objectives; the risk that Prudential's operational resilience (or that of its suppliers and partners) may prove to be inadequate, including in relation to operational disruption due to external events; disruption to the availability, confidentiality or integrity of Prudential's IT, digital systems and data (or those of its suppliers and partners); any ongoing impact on Prudential of the demerger of M&G plc; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; the impact of legal and regulatory actions, investigations and disputes; and the impact of not adequately responding to environmental, social and governance issues. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading of this document, as well as under the 'Risk Factors' heading of any subsequent Prudential Half Year Financial Report furnished to the US Securities and Exchange Commission on Form 6-K.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations. Prudential may also make or disclose written and/or oral forward-looking statements in reports filed with or furnished to the US Securities and Exchange Commission, the UK Financial Conduct Authority and other regulatory authorities, as well as in its annual report and accounts to shareholders, periodic financial reports to shareholders, proxy statements, offering circulars, registration statements, prospectuses and, prospectus supplements, press releases and other written materials and in oral statements made by directors, officers or employees of Prudential to third parties, including financial analysts. All such forward-looking statements are qualified in their entirety by reference to the factors discussed under the 'Risk Factors' heading of this document, as well as under the 'Risk Factors' heading of any subsequent filing Prudential makes with the US Securities and Exchange Commission, including any subsequent Half Year Financial Report on Form 6-K. These factors are not exhaustive as Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business.

SUMMARY OF OUR BUSINESS

Group at a Glance

Prudential is an international financial services group serving over 20 million customers worldwide (as at 31 December 2019). Prudential plc is incorporated in England and Wales and its ordinary shares are listed on the stock exchanges in London, Hong Kong and Singapore, and its American Depositary Receipts (ADRs) are listed on the New York Stock Exchange. Prudential plc is the parent company of the Prudential group (the 'Prudential Group', 'Prudential' or the 'Group').

On 21 October 2019, Prudential completed the demerger of M&G plc (the Group's former UK and Europe savings and investments business) (the "Demerger"). Following the demerger, Prudential is focused on structural growth markets in Asia, Africa and the United States.

Prudential is not affiliated in any manner with Prudential Financial, Inc. or its subsidiary, The Prudential Insurance Company of America, whose principal place of business is in the US, nor with the Prudential Assurance Company, a subsidiary of M&G plc, a company incorporated in the UK.

Our purpose

Our purpose is to help people de-risk their lives and deal with their biggest financial concerns. We provide our customers with the freedom to face the future with confidence.

Our strategy

Our strategy is to capture the long-term structural opportunities for our markets and geographies, while operating with discipline and seeking to enhance our capabilities through innovation to deliver high-quality resilient outcomes for our customers.

We aim to do this by:

  •
  Serving the protection and investment needs of the growing middle class in Asia;
  •
  Offering products to new customers in Africa, one of the fastest-growing regions in the world; and
  •
  Providing asset accumulation and retirement income products to US retirees.

Structural growth over the last 20 years has allowed our business to reach the scale where it can support its long-term goals through execution of its strategy and disciplined capital allocation. Prudential plc has a diversified, but highly complementary, portfolio of businesses with access to the world's largest and fastest-growing markets.

Asia growth	• Health, protection, savings and asset management in 15 markets. • Top three position in nine life markets[1]. • Low insurance and mutual funds penetration.

Africa opportunity	• Building a presence in one of the world's most under-penetrated markets. • Operating in eight markets with a total population of almost 400 million.

US retirement	• Leading position in the retirement income industry. • 10,000 Americans reach retirement age each day for the next 20 years. • Largest wholesaling force in the annuity industry.

Presentation of discontinued operations

Following the demerger of its UK and Europe operations in October 2019, the results of M&G plc have been reclassified as discontinued operations in accordance with IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations'. As required under IFRS, profit after tax attributable to the discontinued UK and Europe operations in 2019 have been shown in a single line in the income statement and prior year comparatives have been restated throughout this document. However, comparative balance sheet amounts are not restated for discontinued operations, unless otherwise stated.

Change in presentation currency

The Directors have elected to change the Group's presentation currency in the financial statements from pounds sterling to US dollars which better reflects the economic footprint of our business going forward. The Group believes that the presentation currency change will give investors and other stakeholders a clearer understanding of Prudential's performance over time. The change in presentation currency is a voluntary change which is accounted for retrospectively in the comparative information and all comparative financial information in this document has been restated accordingly, unless otherwise stated.

Note:

1.
Source: Based on formal (Competitors' results release, local regulators and insurance associations) and informal (industry exchange) market share data. Ranking based on new business (APE or weighted FYP depending on the availability of data).

 Our business model

Evolving to serve the future customer

Our trusted brands and strong distribution channels enable us to understand the growing needs of our customers for long-term savings and financial security, and to design products that meet those needs. By helping to build better lives and stronger communities and to fuel the growth cycle, we create long-term value for both our customers and our shareholders.

Capturing structural opportunity	...and enhancing capabilities

We capture the structural opportunities by offering the products and solutions demanded by customers and wider society	We enhance our capabilities by developing our digital offerings and expanding our partnerships, further strengthening our distribution networks

Asia	Asia
Asia's long-term structural trends are powerful drivers of sustainable growth. These trends underpin a strong and growing demand for savings and protection across the region, as markets are challenged by low life insurance penetration and a large pension funding gap.	We continue to invest significantly in tech-driven capabilities and partnerships to address developing customer demand. Significant developments include the launch of Pulse by Prudential, our health and fitness app, and 18 new digital partnerships across the region.
We are well placed to capture this opportunity, providing products that meet our customers' needs and gaining political and regulatory support in our markets.
Our productive distribution footprint across Asia is diversified across a substantial agency force and bank partner network. Recent developments include the renewal of our UOB partnerships for 15 years, and a new partnership with OVO in Indonesia.

Africa	Africa
We have also continued to expand our presence in Africa, one of the world's most under penetrated markets where the population is forecast to grow by a billion by 2045. In July, we completed our acquisition of a 51 per cent stake in a leading life insurer, Group Beneficial, operating in West and Central Africa. We now operate in eight markets with a population of almost 400 million.	We continue to grow and develop our footprint through our agency network and bancassurance partners. We are harnessing technology to improve customer service, innovate in distribution and build a business which is scalable.

US	US
In the US, an extra 22 million individuals will need retirement solutions by 2035[1], and pension provision has been declining[2]. We see a growing demand for retirement products and an ongoing shift to fee-based solutions. Jackson is evolving its product range to address these needs.	We have invested in a single technology platform to deliver one of the most efficient and scalable operating platforms across the industry. Jackson is a leader in independent broker dealers, banks, wirehouse and regional firms variable annuity distribution channels[3], and is well positioned to further enhance its market-leading variable annuity position in the brokerage market.
Our product innovation and distribution strategies will enable us to capture the industry trends towards advisory-based distribution models.

Operating with discipline

Risk management and disciplined allocation of capital underpin our activities

The Group has a proven track record of disciplined capital allocation. Our governance, processes and controls enable us to deal with uncertainty effectively, which is critical to the	achievement of our strategy. Our Group Risk Framework and risk appetite allow us to control our risk exposure successfully throughout the year.
Read more in the Group Risk Framework section.

Notes
1 United Nations, Department of Economic and Social Affairs, Population Division (2019). World Population Prospects 2019, Online Edition. Rev. 1. Population aged 65 and over as at 2019 versus 2035.
2 Total number of defined benefit pension plans, 1985 versus 2017. Source: US Department of Labor, 'Private Pension Plan Bulletin Historical Tables and Graphs 1975 – 2017', September 2019.
3 ©2020 Morningstar, Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) is not warranted to be accurate, complete, or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results. Morningstar www.AnnuityIntel.com Total sales by company and channel 3Q YTD 2019. Jackson ranks #1 out of 25 companies in the Independent NASD channel, #1 out of 19 companies in the Bank channel, #1 out of 15 companies in the Wirehouse channel, and #3 out of 19 companies in the Regional Firms channel.

Selected Historical Financial Information

The following table sets forth selected consolidated financial data for Prudential for the periods indicated. Certain data is derived from Prudential's audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU). This table is only a summary and should be read in conjunction with Prudential's consolidated financial statements and the related notes included elsewhere in this document, together with the disclosures in the 'Financial Review' section.

Income statement	2019 $m	2018 $m(6)	2017 $m(6)	2016 $m(6)	2015 $m(6)

Continuing operations:
Gross premiums earned	45,064	45,614	39,800	38,865	42,335
Outward reinsurance premiums	(1,583)	(1,183)	(1,304)	(1,375)	(1,045)

Earned premiums, net of reinsurance	43,481	44,431	38,496	37,490	41,290
Investment return	49,555	(9,117)	35,574	13,839	(1,648)
Other income	700	531	1,319	1,387	1,366

Total revenue, net of reinsurance	93,736	35,845	75,389	52,716	41,008

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(83,905)	(23,426)	(63,808)	(42,881)	(29,912)
Acquisition costs and other expenditure	(7,283)	(8,527)	(8,649)	(7,846)	(8,166)
Finance costs: interest on core structural borrowings of shareholder-financed businesses	(516)	(547)	(548)	(488)	(477)
(Loss) gain on disposal of businesses and corporate transactions	(142)	(107)	292	(322)	(70)

Total charges, net of reinsurance	(91,846)	(32,607)	(72,713)	(51,537)	(38,625)

Share of profits from joint ventures and associates net of related tax	397	319	233	200	261

Profit before tax (being tax attributable to shareholders' and policyholders' returns)(1)	2,287	3,557	2,909	1,379	2,644
Tax charges attributable to policyholders' returns	(365)	(107)	(321)	(210)	(105)

Profit before tax attributable to shareholders' returns	1,922	3,450	2,588	1,169	2,539
Tax credit (charges) attributable to shareholders' returns	31	(569)	(840)	(119)	(439)

Profit from continuing operations	1,953	2,881	1,748	1,050	2,100

Discontinued UK and Europe operations' profit after tax	1,319	1,142	1,333	1,552	1,841
Re-measurement of discontinued operations on demerger	188	-	-	-	-
Cumulative exchange loss recycled from other comprehensive income	(2,668)	-	-	-	-

(Loss) profit from discontinued operations	(1,161)	1,142	1,333	1,552	1,841

Profit for the year	792	4,023	3,081	2,602	3,941

Based on profit from continuing operations for the year attributable to the equity holders of the Company:
Basic earnings per share (in cents)	75.1¢	111.7¢	68.0¢	41.0¢	82.3¢
Diluted earnings per share (in cents)	75.1¢	111.7¢	67.9¢	40.9¢	82.2¢

Statement of financial position data	2019 $m	2018* $m	2017* $m	2016* $m	2015* $m

Total assets	454,214	647,810	668,203	581,394	570,377
Total policyholder liabilities and unallocated surplus of with-profits funds	390,428	541,466	579,261	498,374	494,661
Core structural borrowings of shareholder-financed businesses	5,594	9,761	8,496	8,400	7,386
Total liabilities	434,545	625,819	646,432	563,270	551,281
Total equity	19,669	21,991	21,771	18,124	19,096

*
The 2015 to 2018 comparative statements of financial position include discontinued UK and Europe operations.

Other data	2019	2018	2017	2016	2015

Dividend per share declared and paid in reporting period(4)	63.18¢	64.34¢	59.32¢	69.72¢	59.01¢
Interim ordinary dividend/final ordinary dividend	63.18¢	64.34¢	59.32¢	55.20¢	59.01¢
Special dividend				14.52¢
Market price per share at end of period (in pence)(5)	1,449.0p	1,402.0p	1,905.5p	1,627.5p	1,531.0p
Weighted average number of shares (in millions)	2,587	2,575	2,567	2,560	2,553

Continuing operations	2019 $m	2018(7) $m	2017(7) $m	2016(7) $m	2015(7) $m

New business:
Single premium sales(2)	26,010	23,685	24,387	24,390	29,380
New regular premium sales(2)(3)	4,783	4,691	4,608	4,550	3,848
Funds under management	543,900	455,300	452,000	374,800	348,700

Notes

(1)
This measure is the formal profit (loss) before tax measure under IFRS. It is not the result attributable to shareholders. See 'Presentation of results before tax' in note A4.1(b) to Prudential's consolidated financial statements for further explanation.
(2)
The new business premiums in the table shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders (see the 'EEV Basis, New Business Results and Free Surplus Generation' section of this document). The amounts shown are not, and are not intended to be, reflective of premium income recorded in the IFRS income statement.

The details shown above for new business include contributions for contracts that are classified under IFRS 4 'Insurance Contracts' as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily Guaranteed Investment Contracts and similar funding agreements written in US operations.

(3)
New regular premium sales are reported on an annualised basis, which represent a full year of instalments in respect of regular premiums irrespective of the actual payments made during the year.
(4)
Under IFRS, dividends declared or approved after the balance sheet date in respect of the prior reporting period are treated as a non-adjusting event. The appropriation reflected in the statement of changes in equity, therefore, includes dividend in respect of the prior year that were paid in the current year. The dividend data stated above excludes the demerger dividend in specie of M&G plc. Please refer to note B6 to the consolidated financial statements for further information.
(5)
Market prices presented are the closing prices of the shares on the London Stock Exchange on the last day of trading for each indicated period.
(6)
The 2015 to 2018 comparative results have been re-presented from those previously published for the demerger of the Group's UK and Europe operations, M&G plc, in October 2019 which is reclassified as discontinued operation in 2019 (as described in note A2 to the consolidated financial statements).
(7)
The 2015 to 2018 comparatives for new business and funds under management have been re-presented from those previously published to exclude the discontinued UK and Europe operations. Additionally, the comparatives for funds under management also reflect adjustments to include cash and cash equivalents and to exclude assets held that are attributable to external unit holders of collective investment schemes to align to the current year's presentation

Summary Overview of Operating and Financial Review and Prospects

The following summary discussion and analysis should be read in conjunction with Prudential's consolidated financial statements and the related notes for the year ended 31 December 2019 included in this document.

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

We have delivered a positive operating performance during 2019, led by continued growth in our Asian business. Our clear strategy and focused execution, combined with improvements in our operations, have enabled us both to deliver profitable growth and to position ourselves for continued growth into the future.

We exist to take the financial risk out of the biggest events in the lives of our customers, enabling them to face the future with confidence. In addition to fulfilling our traditional role of providing life and health protection, savings opportunities to meet family goals and retirement income, we aspire to lead in new areas aligned with this purpose. During 2019, collectively our continuing businesses agreed to pay over $29 billion to our customers in claims and savings pay-outs. Our products help consumers postpone and prevent ill-health through digital innovation, increase access to finance, and provide solutions for an ageing world. At the same time, we are investing our customers' savings in the real economy, helping to drive sustainable growth.

Our business is built around long-term structural opportunities. In our fast-growing markets in Asia there is a strong and growing need for health and protection, for savings opportunities and for ways to invest, and there is a significant gap for products that meet those needs. By meeting important financial needs, we expect to build long-term relationships with our customers. This translates into recurring income streams and low lapse rates, which in turn produce high-quality earnings.

We are well positioned to meet structural opportunities. We are diversified by geography, with operations in 15 markets in the region, through our products offering health and protection, savings and asset management, and in our mix of channels, providing our products through our large agency force and our network of partnerships with banks across the region. We are also innovating at pace and scale to digitalise the customer journey end-to-end, and delivering new value-added solutions, such as Pulse by Prudential, our new digital health app.

In the US, where the continuing transition of millions of Americans into retirement creates a substantial opportunity for Jackson's products, we have delivered organic diversification and Jackson has paid a dividend of $525 million1.

During 2019, we successfully completed the demerger of M&G plc from the Group, enabling us to focus on structural growth markets. We are working collaboratively with our new Group-wide regulator, the Hong Kong Insurance Authority, and our other supervisors across our markets.

The US is the world's largest retirement market with trillions of dollars expected to move from savings into retirement income products over the next decade. As a top-two annuity provider, Jackson is a leader in meeting the needs of Americans who aspire to a secure retirement with a guaranteed income.

Jackson's ambition is to play the fullest role possible through a strategy of diversifying both its product range and distribution network. Over time, this is expected to lead to a more balanced mix of policyholder liabilities and enhance statutory capital and cash generation.

As we stated at our half-year results, in order to diversify at pace, Jackson will need access to additional investment which we believe would best be provided by third parties. Since then, we have undertaken significant work with our advisers to assess options for introducing third party finance into Jackson. The Board has determined that the preferred route to achieve this is to seek a listing of Jackson in the US in due course, subject to market conditions.

Accordingly, we are today announcing that preparations have commenced for a minority initial public offering (IPO) of Jackson and have already taken a number of management actions to support this path. We will now commence detailed engagement with key stakeholders, with a view to ensuring that Jackson will have the capital strength as a separately listed business to support its continued success as a broad provider of retirement solutions for America's aging population. We will provide an update at our HY20 results scheduled for 11 August 2020.

Macroeconomic environment

The core demand for our long-term savings and protection products has remained strong despite uncertain conditions in the macroeconomic environment. A combination of low interest rates, trade disputes and volatile international politics has created difficult conditions across many sectors. The US government 10-year bond yield fell to 1.9 per cent at the end of 2019 (2018: 2.7 per cent). Equity markets finished 2019 higher than the start of the year, especially in the US, where the S&P500 index was up 28.9 per cent, and valuations in the credit markets were also elevated well above historic norms. We continue to manage our business conservatively for the long term, with a cautious allocation of shareholder funds and extensive hedge programmes in Jackson. These hedge programmes manage the economic risk, with consideration of the local regulatory position, of the guarantees contained within the products sold to customers.

Currency volatility

Our approach to evaluating the financial performance of the Group is to present growth rates before the impact of the fluctuations in the value of local currencies against US dollar in Asia. In a period of currency volatility this approach allows a more meaningful assessment of underlying performance trends. This is because our businesses in Asia receive premiums and pay claims in local currencies and are, therefore, not exposed to any cross-currency trading effects. To maintain comparability in the discussion below the same basis has been applied. Growth rates based on actual exchange rates (AER) are also shown in the financial tables presented in this report. Consistent with previous reporting periods, the assets and liabilities of our overseas businesses are translated at period-end exchange rates so the effect of currency movements has been fully incorporated within reported shareholders' equity.

The table below explains how the Group's profit after tax on an IFRS basis reconciles to profit before tax and the supplementary analysis (alternative performance measure) of adjusted IFRS operating profit based on longer-term investment returns (adjusted operating profit2). Adjusted operating profit is management's primary measure of profitability and provides an underlying operating result based on longer-term investment returns and excludes non-operating items. Further explanation on the determination of adjusted operating profit is provided in the 'Basis of Performance Measures' section. Further explanation on non-operating items is provided in the sub-section 'Non-operating items'. The table presents the 2018 results on both an AER and CER basis so as to eliminate the impact of exchange translation. AER results are actual historical exchange rates for the specific accounting period, being the average rates over the period for the income statement and the closing rates for the balance sheet at the balance sheet date. CER results are calculated by translating prior period results using the current period foreign exchange rate ie current period average rates for the income statement and current period closing rates for the balance sheet.

IFRS Profit

	AER			CER		AER

	2019 $m	2018 $m	Change %	2018 $m	Change %	2017 $m

Profit for the year	792	4,023	(80)%	3,988	(80)%	3,081

Discontinued UK and Europe operations' profit after tax	(1,319)	(1,142)	15%	(1,092)	21%	(1,333)
Re-measurement of discontinued operations on demerger	(188)	-	-%	-	-%	-
Cumulative exchange loss recycled from other comprehensive income	2,668	-	-%	-	-%	-

Less loss (profit) from discontinued operations	1,161	(1,142)	(202)%	(1,092)	(206)%	(1,333)

Profit after tax from continuing operations	1,953	2,881	(32)%	2,896	(33)%	1,748
Tax (credit) charge attributable to shareholders' returns	(31)	569	(105)%	570	(105)%	840

Profit from continuing operations before tax attributable to shareholders	1,922	3,450	(44)%	3,466	(45)%	2,588
Non-operating items*:

Short-term fluctuations in investment returns on shareholder-backed businesses	3,203	791	305%	796	302%	1,994
Amortisation of acquisition accounting adjustments	43	61	(30)%	61	(30)%	82
Loss (gain) on disposal of businesses and corporate transactions	142	107	33%	106	34%	(286)

	3,388	959	253%	963	252%	1,790

Adjusted operating profit	5,310	4,409	20%	4,429	20%	4,378

Analysed into:
Asia	3,276	2,888	13%	2,872	14%	2,546
US	3,070	2,563	20%	2,563	20%	2,866
Other income and expenditure	(926)	(967)	(4)%	(933)	(1)%	(999)
Restructuring costs	(110)	(75)	47%	(73)	51%	(35)

Adjusted operating profit	5,310	4,409	20%	4,429	20%	4,378

*
All non-operating items represent losses in the period except for the disposal of businesses and corporate transactions in 2017 which was a gain.

In the remainder of this section every time we comment on the performance of our businesses, we focus on their performance measured in local currency (presented here by reference to percentage growth expressed on a CER basis) unless otherwise stated. In each such case, the performance of our businesses in AER terms is explained by the same factors discussed in the comments below and the impact of currency movements implicit in the CER data. The rest of this discussion focuses solely on the continuing operations of the Group.

Our financial performance

Profit after tax from continuing operations decreased from $2,881 million in 2018 to $1,953 million in 2019 (on an AER basis). The decrease of $928 million primarily reflects the movement in profit before tax attributable to shareholders, which decreased from a profit of $3,450 million in 2018 (on an AER basis) to a profit of $1,922 million in 2019, offset partially by a decrease in the tax attributable to shareholders from a charge of $(569) million in 2018 to a credit of $31 million in 2019. This is after a $(380) million post-tax loss in Jackson, where accounting volatility continues to be expected given the economic nature of our hedging programme and the related accounting mismatches that exist.

On an AER basis, the decrease in the total profit from continuing operations before tax attributable to shareholders from $3,450 million in 2018 to $1,922 million in 2019 primarily reflects an unfavourable change in short-term fluctuations in investment return on shareholder-backed businesses in the US reflecting net losses on hedge instruments used to manage the market exposure of Jackson's products and by changes in the IFRS value for these features resulting from rising equity markets and falling interest rates.

This has been offset partially by an increase in Asia adjusted operating profit of $388 million and US adjusted operating profit of $507 million, reflecting the continued growth and resilience of our Asian businesses and the beneficial impact of strong 2019 capital returns on deferred acquisition cost (DAC) amortisation in the US.

Alongside our financial performance we have made significant investments, funded regionally and centrally. During 2019, this included the renewal of our regional strategic bancassurance alliance with United Overseas Bank Limited (UOB) for an initial fee of $853 million, ($301 million of which was paid in 2019), entering into an exclusive bancassurance partnership with SeABank and our acquisition of 50.1 per cent of Thanachart Fund Management Co., Ltd for $142 million3. We also invested capital in new business in both Asia and the US.

Asia

Our Asian operations continued to drive our performance. The fast-growing markets of Asia offer long-term structural opportunities for us, with the region's growing population having a clear and increasing need for the products we deliver. Insurance penetration in Asia is only 2.7 per cent of GDP, compared with 7.5 per cent in the UK4, while mutual fund penetration is just 12 per cent in Asia, compared with 96 per cent in the US5.

We have demonstrated the strength of our portfolio of businesses in the region, reinforcing the value of our diverse portfolio and demonstrating the breadth of earnings streams and new business spread in Asia.

Outside Hong Kong, we delivered an increase in total new business premiums. Within Hong Kong, our domestic business was resilient despite the effect of social unrest. Our domestic Hong Kong business has continued to expand and invest, driven by new health, protection and retirement solutions and supported by focused sales initiatives. Fewer visitors from mainland China caused a fall in total Hong Kong sales13.

We have continued to accelerate our joint venture business in China. We recently established a new branch in Shaanxi, our 20th in the country, and added seven cities and 14 sales and servicing offices. We are developing rapidly in a number of our other markets in the region, including Vietnam and the Philippines and we are making good progress in Indonesia, where our sales13 grew in the year. Overall our Asia life businesses delivered a growth in overall sales13 during the year.

The benefits of our long held focus on writing high quality, recurring premium business, contributing to resilient and broad-based in-force growth are evident in the 12 per cent6 increase in renewal insurance premium7 and 14 per cent6 increase in adjusted operating profit2, with double-digit growth6 in eight insurance markets including 24 per cent adjusted operating profit growth in Hong Kong and 20 per cent6 growth in mainland China.

At the same time, our Asian asset manager, Eastspring, has continued to grow well. Average assets under management were up by 15 per cent (on an actual exchange rate basis), while earnings were up by 18 per cent6 and net external inflows totalled $8.9 billion8. Eastspring is continuing to expand its footprint in the region, and in December acquired a controlling stake in one of Thailand's leading asset managers, Thanachart Fund Management Co., Ltd, with the option to acquire the remaining equity in this business in due course.

We have broad and efficient channels in Asia, through both our agency force and our bank partners. During 2019, we continued to strengthen our network of bank partnerships, renewing and expanding our successful strategic alliance with United Overseas Bank in five markets across the region and signing two new partnership agreements in Vietnam.

We are continuing to deliver digital innovation to support our successful agency and bank channels. We are diversifying into new areas, including employee benefits insurance for both large and small employers in the region, and at the same time we are building new value-added services such as Pulse by Prudential, our new end-to-end digital health app.

Africa

We are continuing to make good progress in our newer markets in Africa. In 2019 we enhanced our growing scale in the region by acquiring a majority stake in a leading life insurer operating in Cameroon, Côte d'Ivoire and Togo, which have a combined population of more than 65 million. We now operate in eight markets in Africa with a total population of almost 400 million.

US

In the US, our product innovation and distribution leave us well positioned to provide an ageing population with financial strategies for stable retirements. The US is the world's largest retirement savings market9, with approximately four million Americans reaching retirement age every year10. This transition continues to trigger the unprecedented shift of trillions of dollars from savings accumulation to retirement income generation11. We provide products that offer Americans the retirement strategies they need, including variable, fixed and fixed index annuities. Our diversified product approach has enabled us to deliver increased sales13 this year, with increases in both fixed index and fixed annuity products.

In the US, we have one of the leading distribution teams12. We are agile and successful in launching well designed, customer-centric products, have successful risk management and hedge programmes, are investing in technology platforms and have award-winning customer service. We are continuing to work towards further diversification and growth, within a highly competitive industry.

Our US business has taken important steps in the delivery of its diversification strategy, announced with our half year results in August 2019, and has maintained a cautious approach to managing risk through its dynamic hedging programme. The financial results of the US business reflect the execution of this strategy. While adjusted operating profit2 increased by 20 per cent to $3,070 million, the effects of strong US equity market performance and lower interest rates in the period led to a post-tax IFRS loss in the US of $(380) million. We continue to accept a degree of volatility in our IFRS results since our hedging programme is based on managing the economic risks in the business and protecting statutory solvency in the circumstances of large market movements. Further detail is provided in the 'Explanation of performance and other financial measures' section.

Outlook

We continue to monitor closely the development of the coronavirus outbreak. Our priority is the health and wellbeing for our customers and staff during this challenging time.

While the coronavirus outbreak has slowed down economic activity in the year to date and dampened our sales momentum in Hong Kong and China, we remain confident in the medium to long-term prospects of these economies and their respective insurance sectors. Our broad geographic spread across the region and the strength of our recurring premium business model lends considerable resilience to our earnings.

Given the impact of the coronavirus outbreak on travel and activity in the markets in which we operate, lower levels of new sales activity in those affected markets are to be expected. Our book of existing business is proving resilient and we are taking measures to manage the effect of lower activity while maintaining our investment in products, distribution and technology. Existing customers in both Hong Kong and mainland China continue to contribute to their policies, with premiums being paid through a broad range of remote payment facilities.

The longer-term structural drivers of growth in our Asia markets remain unchanged and compelling. The resilient and high quality nature of the IFRS operating earnings growth of our Asia business remains supported by the compounding nature of a highly enduring regular-premium income base and focus on health and protection products. These drivers, combined with the diversity of the Asia platform and quality of its execution, are expected to outweigh the effects of any one period's new sales.

In the US, we have commenced preparations for a minority IPO of Jackson as our preferred route to introduce third party finance into Jackson. As previously announced, from 2020 Jackson's remittances are expected to be more evenly spread over the calendar year than in prior periods.

The Group's strategy remains focused on structural growth opportunities. The Group will prioritise the considerable attractive investment opportunities available when considering the deployment of capital and applying its progressive dividend policy.

Interest rates have declined materially in 2019 and are trending lower in 2020. Equity markets have been volatile and have also declined significantly in the current year to date from their peaks in Q4 2019. These market conditions, as well as the coronavirus outbreak, create headwinds in respect of near-term new business profit and IFRS fee-based and spread earnings. However, our performance in 2019 demonstrates that the opportunities we have identified are clear and long term and that we are addressing these opportunities well. We are continuing to deliver growth based on the strength of those opportunities, the diversification of our business and the resilience of our earnings. The Group has confidence that with our clear focus on our structural growth markets and our continuing operational improvements, we will continue to deliver profitable growth for our investors and benefits for our stakeholders over the medium and long term.

Notes

During 2019, the Group's holding company cash flow was managed in sterling and significant remittances were hedged and recorded on that basis. Amounts received were therefore distorted by the onwards translation into US dollars. The dividend paid by Jackson in the US in US dollars in 2019 was $525 million (2018: $450 million). The amount recorded as received in the holding company cash flow was $509 million (2018: $452 million).

Adjusted IFRS operating profit based on longer-term investment returns is management's primary measure of profitability and provides an underlying operating result based on longer-term investment returns and excludes non-operating items. Further information on its definition and reconciliation to profit for the year is set out in note B1.1 of the IFRS financial statements.

Cash payments made over 2019 and 2020.

Source: Swiss Re Sigma 2017. Insurance penetration calculated as premiums on per cent of GDP. Asia penetration calculated on a weighted population basis.

Source: Investment Company Institute, industry association and Lipper.

Year-on-year percentage increases are stated on a constant exchange rate basis unless otherwise stated. As in previous years, we comment on our performance in local currency terms (expressed on a constant exchange rate basis) to show the underlying business trends in periods of currency movement.

See note II of the Additional unaudited financial information for definition and reconciliation to IFRS balances.

Excludes Money Market Funds.

Source: Willis Towers Watson Global Pension Asset Study 2019.

Annual Estimates of the Resident Population by Single Year of Age and Sex for the United States: 1 April 2010 to 1 July 2018. Source: US Census Bureau, Population Division.

2016 Federal Reserve Board's Triennial Survey of Consumer Finances.

Source: Independent research and Market Metrics, a Strategic Insight Business: U.S. Advisor Metrics 2019, as of 30 September 2019.

Based on new business premiums.

OUR BUSINESS SEGMENTS

The Group has operations in Asia, Africa, the US and prior to the demerger of M&G plc in October 2019, UK and Europe. On 21 October 2019, the Company completed the demerger of M&G plc, its UK and Europe operations, from Prudential plc resulting in two separately-listed companies. Post demerger, the Group is structured around two main business units – Asia and the United States – with a smaller but growing business in Africa. These business units derive revenue from both long-term insurance and asset management activities. These are supported by central functions which are responsible for Prudential strategy, cash and capital management, leadership development and succession, reputation management and other core group functions.

Asia

Introduction

Asia's core business is health and protection, either attached to a life policy or on a standalone basis, other life insurance (including participating business) and mutual funds. It also provides selected personal lines property and casualty insurance, group insurance and institutional fund management. The product range offered is tailored to suit the individual country markets. Insurance products are distributed mainly through an agency sales force together with selected banks, while the majority of mutual funds are sold through banks and brokers. In some markets, Prudential operates with local partners as reflected in Prudential's life insurance operations in China (through its joint venture with CITIC) and in India (an associate with the majority shareholder being ICICI Bank) as well as Prudential's Takaful business in Malaysia (through its joint venture with Bank Simpanan Nasional). In the fund management business, Prudential has joint venture operations in India (through its joint venture with ICICI Bank), China (through its joint venture with CITIC) and Hong Kong (through its joint venture with Bank of China International).

Eastspring Investments, Prudential's asset management business in Asia, manages investments for Prudential's Asia life companies and also has a broad base of third-party retail and institutional clients. Eastspring has a number of advantages and is well placed for the anticipated continuing growth in Asia's retail mutual fund market. It has one of the largest footprints in Asia, with operations in 11 major markets and distribution offices in US and Europe. More recently in 2018 and 2019, it made two major acquisitions of majority stakes in TMB Asset Management Co., Ltd and Thanachart Fund Management Co., Ltd respectively, propelling its position to a market leader in Thailand. It has a well-diversified customer base, comprising Prudential's internal life funds, and a number of institutional clients, including sovereign wealth funds and retail customers. Assets managed are diversified between fixed income and equities and also include infrastructure funds.

As at 31 December 2019, Asia had:

  –
  Over 15 million life customers with life and fund management operations in 15 markets;
  –
  Access to more than 18,000 bank outlets across Asia with relationships including Standard Chartered Bank (SCB), United Overseas Bank Limited (UOB), ICICI Bank in India, CITIC in China and Thanachart in Thailand;
  –
  Over 600,000 agents across the region;
  –
  Consistently high brand recognition, with multiple awards received for its customer service; and
  –
  Top three position in nine life markets15.

Our business

Our business model is underpinned by the breadth and quality of our operations in the life insurance and asset management sectors. We have an outstanding reputation with customers and regulators alike and we operate in markets with compelling structural drivers that support sustained future growth. We have a top-three position in nine insurance markets in the region and have built an Asian asset management business with one of the largest regional market footprints. This diversity, combined with our continued focus on customer outcomes and profitability, has provided protection from cyclical headwinds.

We have made significant investments during 2019 to strengthen further and grow our Asia business. We renewed our successful regional bancassurance partnership with UOB until the end of 2034 and expanded its coverage to include Vietnam as well as UOB's digital bank, TMRW. We extended our life insurance footprint to Myanmar, our 13th life market, and acquired a controlling stake in Thanachart Fund which makes us the fourth largest mutual fund manager in the attractive Thailand market with a 12 per cent market share. To date, over one million people have downloaded the 'Pulse by Prudential' app since its launch. Our focus on growing our presence in China saw our reach expand to a further seven cities, bringing our footprint to 94 cities, while our wholly owned private fund manager established in Shanghai in December 2018 has secured over one billion Yuan in its first year of operation.

We are able to translate these hallmarks of our business into financial success, with diversified growth in 2019 maintaining our strong track record of high-quality performance. We achieved a 14 per cent1 increase in adjusted operating profit, with eight markets growing at a double-digit rate. This is supported by a 12 per cent1 expansion in renewal premiums3, which reflects the long-term nature of our insurance business, and a 25 per cent2 increase in funds under management at Eastspring helped by strong third-party net inflows of $8.9 billion4.

Market opportunities

We seek to enhance the health and wealth of consumers in Asia by providing life insurance and asset management solutions to address their protection and savings needs at all ages. The industry remains in the early stages of development, as characterised by the low penetration rates across the region for both insurance and asset management, and low levels of financial inclusion. In particular, most of our markets are approaching the level of per capita annual income when demand increases sharply. As a consequence, Asia is predicted to contribute about two-thirds of the global life insurance growth in the next 10 years5 and achieve a share of 42 per cent of the global insurance market by 2029 compared with just 32 per cent currently6. The Asia Pacific asset and wealth management industry is also expected to add about $13 trillion of assets under management between 2020 and 20257.

There are many structural drivers supporting the significant growth potential in Asia. The health protection gap, estimated at $1.8 trillion8, is already substantial as consumers in Asia are under-insured and social safety nets remain limited. Meanwhile, medium-term economic growth prospects are superior to those of developed markets in the west, with continued income growth and rising wealth levels expected to raise the awareness of, and demand for, protection and wealth management solutions. Similarly, demographic trends are also favourable, as youthful emerging markets with growing working-age populations remain a core source of demand for traditional protection and savings products, and more mature markets with ageing populations create demand for retirement and wealth management solutions.

While these secular trends offer attractive prospects, we remain vigilant and focused in our execution. We have carefully managed our businesses through a range of unforeseen external events during 2019, including heightened capital market volatility arising from trade tensions between the US and China, a slowdown in the growth of the Chinese economy, suppressed yields on US dollar and other Asian currency fixed-income instruments, and social unrest in Hong Kong that led to a notable decline in mainland China visitor arrivals.

We have also embraced the opportunities brought about by government initiatives. Our widening product offerings and new partnerships support many Asian regulators' vision to provide greater financial inclusion and promote the health and wellbeing of the people. For example, in Hong Kong we have seen strong demand for our annuity and medical reimbursement products that are eligible for tax incentives that were newly introduced by the government. We also successfully refreshed products of our Malaysia conventional business to comply with the new regulations on minimum allocation rate. In addition, our expertise in economic capital reporting, protection-focused business mix and conservative balance sheet position us well for the migration to risk-based solvency frameworks across the region.

Strategic priorities

We run our business with a focus on customers, quality growth and profitability. We favour health and protection products due to their resilience to market cycles and healthy margins. Collectively, such products contributed to our high mix of regular premiums. This results in 86 per cent9 of our life IFRS operating income (excluding other income) arising from insurance margin and fee income, which in turn supports stable profit progression across market cycles and strong returns on equity.

This performance also reflects the disciplined execution of our four strategic priorities, which align with the evolving sources of demand across the region and help position our business for continued growth.

First, we seek to enhance the core of our existing business and made excellent progress in this regard in 2019. Significantly, our sales16 in Indonesia grew in the full year with accelerated growth in the second half, following a substantial reform of our agency channel and new product launches. We made successful business mix improvements in the Philippines by shifting towards higher-margin health and protection products. On the distribution side, we have extended our exclusive partnership with UOB until the end of 2034 with an expanded scope to include Vietnam and UOB's digital bank, TMRW, and have established an exclusive 20-year partnership with SeAbank who have 1.2 million retail customers and almost 170 branches in Vietnam.

Secondly, we aim to create 'best-in-class' health capabilities. This is being delivered by enhancing customer access to healthcare products and services. Through our digital health SuperApp branded Pulse by Prudential, which is live in 8 markets, we collaborate with various digital partners and use artificial intelligence technology to offer users a wide range of affordable and easy-to-access consumer services such as health assessments, risk factor identification, triage, telemedicine, wellness and digital payment. Meanwhile, we have launched new protection products to meet the evolving needs of our customers, including two certified VHIS plans in Hong Kong and PRUCritical Benefit 88, our first standalone critical illness product in Indonesia.

Thirdly, we plan to accelerate growth in Eastspring by expanding its product and distribution capabilities. We have continued to develop new solutions, including our first fund offerings in China and Thailand as well as fixed maturity plans in Taiwan, Singapore, Malaysia and India. We maintained our strong investment performance with 60 per cent of retail and institutional funds outperforming over the past year, collectively helping to attract strong net flows from third parties. This in turn raised our funds under management by 25 per cent2 to $241.1 billion. Further streamlining of our front and middle-office operations was delivered in 2019, following the completion of BlackRock's Aladdin system implementation across 10 markets. Meanwhile, our disciplined focus on costs has led to further improvement in the cost-income ratio, which fell three percentage points to 52 per cent in 2019, and contributed to the 18 per cent growth in adjusted operating profit for the year to $283 million. Following our acquisition of majority stakes in Thanachart Fund and TMB Asset Management, Eastspring is now Thailand's fourth largest mutual fund manager, with a market share of 12 per cent10 and combined assets under management of $22 billion4.

Finally, we continue to expand our presence in China across both the insurance and asset management sectors. We recently established a new branch in Shaanxi, our 20th in the country, and have added seven cities and 14 sales services offices in 2019, extending our reach to 94 cities and 229 sales offices. Our current presence gives us access to 77 per cent of China's population8 and 83 per cent of the insurance market9. Coupled with our continued strong focus on execution, our geographic expansion has helped us achieve strong growth across both the agency and bancassurance channels. Our life joint venture also recently received regulatory approval to establish its own asset management company, which will further strengthen our capabilities in savings and retirement products. Furthermore, our wholly owned private fund manager established in Shanghai in December 2018 has secured over one billion Yuan in its first year of operation.

Customers

We believe that excellent customer service has been key to our strong reputation and leading pan-Asia franchise. During 2019, we added a further 1.4 million new life customers13, bringing the total to over 15 million life customers, of which about one-third are our health customers. Customer loyalty is high, as reflected by our strong retention ratio which has consistently remained in excess of 90 per cent. The satisfaction and trust our customers have in our business also translates into a high proportion of repeat sales. The result of these dynamics is a portfolio of close to 25 million in-force policies, with each policyholder holding 1.6 policies on average.

At Eastspring, the expansion in assets under management was driven by strong underlying growth of 26 per cent in external client funds, excluding the M&G related assets that were reclassified following the demerger. Overall external client funds reached $124.7 billion and contributed to 52 per cent of the total funds under management at the end of 2019.

Our customer centric health ecosystem, which empowers consumers to take control of their personal health and wellbeing in an affordable way any time and anywhere, has made a promising start. The number of individuals who have downloaded the Pulse by Prudential app has exceeded one million since launch in August 2019. Pulse will help us acquire and retain users at pace as we enhance its reach by expanding the scope of service and onboard new partners.

We continue to identify and target new customer groups and segments outside our traditional focus in the mass and affluent space in order to accelerate our future growth. We first expanded into the high net worth segment in 2018 with Opus in Singapore, which provided a differentiated experience for our customers, including a dedicated service team, wealth planners and external experts covering trust and legal matters. Similarly, we also developed tailored offerings for SMEs, a segment that remains under-served and offers significant growth potential. This strategy is advanced through our all-inclusive platform, PRUworks, which provides a digitally-enabled HR solution for business owners and their employees, providing access to employee benefits and lifestyle programmes. We have also developed strategies to reach the digitally-savvy millennial segment through TMRW, UOB's digital bank, and new partners such as OVO in Indonesia.

Products

We offer a wide range of insurance products that are tailored to local market requirements and fast-changing individual needs through health and protection solutions and savings products that include participating, linked and other traditional products. The diversity and resilience of our business is supported by the continued enhancements we make to our product range, which include broadening coverage for new risks and adding innovative features. Last year, we developed 166 products and 55 per cent of external net inflows4 arose from the 109 funds that were launched in 2019.

In Hong Kong, our new and innovative product offerings have contributed to the resilience of the domestic segment which achieved sales16 growth in the full year with accelerated growth in the second half despite the economic slowdown and social unrest. Our new qualified deferred annuity product was well received by customers in both the agency and bancassurance channels since its launch on 1 April 2019. PruActive retirement marked our entry into the annuity market in Singapore since its launch in August. We also launched PRUHealth Cancer ReCover in Hong Kong, a first-in-market cancer protection plan tailored for cancer survivors and which also offers holistic homecare services to support in-home recovery.

The improvement of our Indonesia business was also helped by the broadening of our product offering. Following the success of our upgraded unit-linked product, PRUlink Generasi Baru, that was launched in late 2018, we offered a number of new and refreshed products in 2019. To raise the productivity of our trainee agents we launched PRUCritical Benefit 88, our first standalone critical illness product, which accounted for around 10 per cent of the case count in this agent segment. Similarly, we refreshed our medical product, PRUprime Healthcare Plus, offering customers a simpler and faster process to upgrade health protection, and this was our best-selling product in Indonesia last year. We also plan to introduce new offerings to our critical illness and Shariah products, which we expect will help sustain the growth momentum in 2020.

New Business Premiums

In 2019, total sales of insurance products were up by 10 per cent from 2018 to $8,562 million (2018: $7,783 million). Of this amount, regular premium insurance sales increased by 2 per cent to $4,783 million (2018: $4,691 million) and single premium insurance sales rose by 22 per cent in 2019 to $3,779 million (2018: $3,092 million).

The following table shows Prudential's Asia life insurance new business premiums by business unit for the periods indicated.

	2019 $m	2018 $m	2017 $m

Single premiums
Hong Kong	387	458	748
Indonesia	292	274	371
Malaysia	209	112	94
Philippines	51	57	80
Singapore	1,217	1,242	1,107
Thailand	192	290	180
Vietnam	22	27	11

South East Asia operations including Hong Kong	2,370	2,460	2,591
China JV (Prudential's 50% proportionate share in joint venture)	710	138	231
Taiwan	544	389	60
India (Prudential's 22 per cent (2018 and 2017: 26 per cent) proportionate share in associate)	155	105	81

Total excluding Korea	3,779	3,092	2,963
Korea*	-	-	74

Total including Korea	3,779	3,092	3,037

Regular premiums

Cambodia	24	26	21
Hong Kong	1,977	2,222	2,148
Indonesia	361	287	345
Malaysia	333	324	349
Philippines	153	111	92
Singapore	539	493	465
Thailand	140	127	90
Vietnam	215	192	171

South East Asia operations including Hong Kong	3,742	3,782	3,681
China JV (Prudential's 50% proportionate share in joint venture)	518	390	357
Taiwan	278	243	268
India (Prudential's 22 per cent (2018 and 2017: 26 per cent) proportionate share in associate)	245	276	303

Total excluding Korea	4,783	4,691	4,609
Koreanote(i)	-	-	97

Totalnote(ii)	4,783	4,691	4,706

Total new business premiums

Total excluding Korea	8,562	7,783	7,572
Koreanote(i)	-	-	171

Totalnote(ii)	8,562	7,783	7,743

Notes

(i)
The new business premiums from the Group's Korea life business are shown separately in the table above as it was sold in May 2017
(ii)
The new business premiums in the table shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders (see the 'EEV Basis, New Business Results and Free Surplus Generation' section of this document). The amounts shown are not, and are not intended to be, reflective of gross premium earned recorded for Asia in the IFRS income statement as discussed in the "Explanation of Movements in Profit Before Shareholder Tax by Nature of Revenue and Charges" section.

The new business premiums above include contributions for certain unit-linked savings and similar policies that are described as investment contracts without discretionary participation features under IFRS as well as contributions from joint ventures and associate, which are excluded from gross premiums earned. Additionally, the regular premiums in the table shown above are on an annualised basis, which represent a full year of instalments in respect of regular premiums irrespective of the actual payments made during the year.

The following table shows funds under management by Eastspring Investments at the dates indicated.

	31 Dec 2019 $bn	31 Dec 2018 $bn

External funds under management	124.7	77.8
Internal funds under management	116.4	114.9

Total	241.1	192.7

Distribution

We believe in a multi-channel strategy for our business which can adapt and respond flexibly depending on local market conditions. Our distribution network is one of the strongest and most diversified in the Asia region. We have over 600,000 licensed tied agents across our life insurance markets, and this proprietary distribution channel is the core component of our success. We also have a leading bancassurance franchise that provides access to over 18,000 bank outlets through our strategic partnerships with multi-national banks and prominent domestic banks. In recent years, we have also established non-traditional partnerships to broaden our reach further, with partners added in 2019 including Viettel, the largest telecommunications service provider in Vietnam. In total, we have more than 300 life insurance and asset management distribution partnerships in Asia.

Our focus on the agency channel positions us well for sustainable growth, as customers continue to have a strong preference for face-to-face advice from a trusted financial adviser, especially regarding complex protection and wealth solutions. We have created a culture whereby agents aspire to attain membership of the Million Dollar Round Table (MDRT), an industry-recognised indicator of quality. We place great emphasis on agent professionalism and promote career progression by providing tailored training programmes that share experience and best practice across different markets. In addition, to further assist our agents during the sales process and enhance productivity we continually upgrade the tools at their disposal. We currently boast a number one position in agency APE sales in Hong Kong and we have increased MDRT qualifiers by 35 per cent in our markets outside Hong Kong, reflecting our focus on agent recruitment, training and productivity across different markets. For example, in Indonesia, our segmented agency strategy is delivering positive early results with strong sales growth of the Elite segment.

Our partnerships also made exceptional progress last year. The bancassurance channel achieved particularly strong performances in China JV and Vietnam and robust growth from UOB following the renewal of the strategic partnership at the beginning of the year. Meanwhile, we also extended our collaboration with new partners to widen our access to new customer segments, underlined by our new strategic partnership with OVO, the largest digital payment platform in Indonesia with access to 115 million devices. We anticipate that this partnership will significantly enhance our reach to digitally-savvy consumers in the country through the joint development of digital propositions that encompass health, wellness and wealth products. The experience will also help us in designing and managing distribution strategies in our existing markets as well as in targeting new or recent points of entry.

Digital

In the face of rapidly evolving customer needs and technological disruption, we actively embrace change and the latest technology. Our digital strategy is being executed in two waves. The first focuses on increasing automation and improving digital capabilities in our current business model for better customer experience leading to better business results. The second adds a new business model based on a customer centric digital ecosystem which is manifested in our SuperApp branded Pulse by Prudential.

First wave: Enhancing our current business model

In the first wave we are continually increasing the automation of our operations so as to improve both business efficiency and customer experience. For example, 83 per cent of all new business was submitted through e-point-of-sale technology in 2019, representing an increase of 11 percentage points year-on-year, with the enhancement particularly pronounced in our bancassurance partners in Thailand, Taiwan and Malaysia. Our smart underwriting tool, which is now used in 64 per cent of all new sales, offers dynamic underwriting that streamlines the application process and communicates instant underwriting decisions to customers. We provide our rapidly growing digital-savvy customer-base with efficient and secure digital payment solutions, for example, through our recent partnership with Boost, a leading lifestyle e-wallet in Malaysia. We have established a strategic relationship with the global technology services company Tech Mahindra to leverage their scale and expertise in Cloud and Mobile to ensure faster deliveries across all markets.

At Eastspring, in addition to embedding BlackRock's Aladdin system, we have also made other digital advancements, with our Malaysian entity winning the 'Fintech Innovation in Asset Management' award in Asia Asset Management's '2020 Best-of-the-Best awards'. This reflected the continued enhancements to our online platform, myEastspring, which enables our clients to access, monitor and transact online and includes tools for our agents to help clients predict their future savings needs. We also launched a new digital facility that empowers members of the Employees Provident Fund to take control of their investments and make transactions at nearly zero cost.

Second wave: Building an ecosystem-based business model

In the second wave, to aid the expansion of our role from providing protection to making customers healthier, we have added an ecosystem-based business model which is manifested in our Pulse by Prudential app. Built on the latest architecture, Pulse is scalable and is based on real data and artificial intelligence (AI) technology focusing on positive outcomes for customers and our businesses. This business model also uses a wide range of partnerships and the latest trends in health and wealth technology, allowing us to fulfil our strategic imperative to add prevention and postponement to our protection business. So far we have secured 18 market-leading partners across an array of different elements. We believe this will help us to acquire users at pace and gain access to new data, whilst enabling our customers to enjoy a wide range of affordable healthcare and value-added services to help them live longer and healthier lives. Currently live in eight markets, Pulse will continuously improve as we roll out new functionalities, increase partnerships and learn from direct user feedback over time.

The component of Pulse designed for the fast-growing small and medium enterprise (SME) segment in Asia is known as PruWorks. Following its launch in Singapore and Indonesia, we are now enhancing this further with a fully integrated, new administration system as well as direct connectivity to enhance customer experience for SMEs and their employees.

Corporate responsibilities

We have a large number of staff and agents across our life and asset management businesses across Asia, and an explicit inclusive approach to hiring and monitoring diversity. Progressively, we seek to ensure that mobility is not just seen as part of the opportunity provided to improve our individuals' skills but is also a source of key competitive advantage as we take learnings from one operation and apply them in another. The change in the method of managing agents in Indonesia using techniques developed in Vietnam is a prime example of this.

We have long-standing and strong relationships with the regulators in the markets we operate in. This is built on a culture of compliance with the rules and our promotion of financial services in the context of public policy. To drive the insurance penetration rates in protection and savings products which are desired by governments and regulators in the region, we support the process of deepening capital markets, building robust regulatory and legal frameworks and enhancing financial literacy in the markets in which we operate, which in turn supports economic growth and stability. We see our investment appetite and risk management approach as contributing to the development and stability of the capital markets for the markets in which we operate. We actively engage with fellow market counterparties and governments to foster greater depth, transparency and liquidity of markets.

The responsible and sustainable management of our tax affairs also helps us to maintain constructive relations with our stakeholders and play a positive role in the economy. We take a long-term perspective and balance our responsibility to support our business strategy with our responsibility to the communities in which we operate, which need sustainable tax revenues. We understand the importance of paying the right amount of tax on time. We manage our tax affairs transparently and seek to build constructive relationships with tax authorities in all the countries in which we operate.

COVID-19 update

We continue to monitor closely the development of the coronavirus outbreak. Our priority is the health and wellbeing of our customers and staff during this challenging time. In China and Hong Kong, we were one of the first insurance companies to launch extra free protection and coverage against this disease. Similarly, in another eight Asian markets we are offering additional free hospital cash benefits and other lump sum benefits to customers diagnosed with this disease, alongside a series of measures and services to support affected customers in a timely manner, such as dedicated hotlines and simplified claims procedures. For our staff, we have put in place flexible work arrangements, for example on work hours and work location, as well as enhanced hygienic tools in the office.

While the coronavirus outbreak has slowed down economic activities in the year-to-date and dampened our sales momentum in Hong Kong and China, we remain confident in the medium to long-term prospects of these economies and their respective insurance sectors. Our broad geographic spread across the region and the strength of our recurring premium business model lends considerable resilience to our earnings. We will continue to collaborate actively with the relevant governments and uphold our corporate and social responsibilities. This is exemplified by the recent donation of RMB15 million to support efforts in fighting against the disease by our joint ventures in China14. We will also continue to stand by our customers steadfastly and make them healthier with our 'best-in-class' health and protection capabilities.

Business outlook

Asia's growth fundamentals and demographic trends remain robust and we expect will continue to support strong growth for the insurance and asset management industries in Asia.

We are well placed to capture these structural prospects given our market-leading positions, focused strategic priorities, high-quality execution and expanding digital capabilities.

We have built a track record of consistent and resilient expansion across cycles over the past decades, and we are confident in continuing to replicate our past success and to make our customers in Asia healthier and wealthier in the years to come.

Notes

1
Increase stated on a constant exchange rate basis.
2
Increase stated on an actual exchange rate basis.
3
See note II of the Additional unaudited financial information for definition and reconciliation to IFRS balances .
4
Excludes Money Market Funds.
5
Source: Allianz Global Insurance Market at a crossroads, May 2019. Global life insurance premium derived from total insurance premium.
6
Market penetration: Swiss Re (Sigma) – based on insurance premiums as a percentage of GDP in 2018 (estimated).
7
Source: PWC Asset & Wealth Management 2025 report.
8
Swiss Re Institute: The health protection gap in Asia, October 2019. Average gap per household is calculated as 'total health protection gap divided by estimated number of households hospitalised under the mentioned gap range'. Report excludes Cambodia and Laos.
9
Total insurance margin ($2,244 million) and fee income ($286 million) of $2,530 million divided by total life income excluding other income of $2,958 million (Comprised of total life income of $6,187 million less other income of $3,229 million). See note I(iv) of the Additional unaudited financial information for explanation of the balances and basis of preparation in sources of earnings.
10
Mutual fund market shares; mutual fund assets under management as at 31 December 2019.
11
Source: National Bureau of Statistics of China.
12
By life and health GWP in 2019.
13
Excluding India.
14
RMB10 million by CPL and RMB5 million by Citic Pru FMC
15
Source: Based on formal (Competitors' results release, local regulators and insurance associations) and informal (industry exchange) market share data. Ranking based on new business (APE or weighted FYP depending on the availability of data).
16
Based on new business premiums

United States

Introduction

In the United States (US), Prudential offers a range of products through Jackson National Life Insurance Company (Jackson) and its subsidiaries, including fixed annuities (fixed interest rate annuities, fixed index annuities and immediate annuities), variable annuities (VA) and institutional products (including guaranteed investment contracts and funding agreements). Jackson distributes these products through independent insurance agents, independent broker-dealers, regional broker-dealers, wirehouses, banks, credit unions and other financial institutions. Although Jackson historically offered traditional life insurance products, it discontinued new sales of life insurance products in 2012.

As at 31 December 2019:

  –
  Jackson is the second largest seller of individual annuities in the US4;
  –
  Perspective II is the number one selling variable annuity contract1; and
  –
  Jackson's annuity wholesaling force is the largest annuity wholesale distribution force in the US3

The US operations also include PPM Holdings, Inc. (PPM), Prudential's US internal and institutional investment management operation. As at 31 December 2019, Prudential's US operations had more than 4 million policies and contracts in force and PPM managed approximately $129.7 billion of assets.

Market overview

The US is the world's largest retirement savings market with approximately four million Americans reaching retirement age every year. This transition continues to trigger the unprecedented shift of trillions of dollars from savings accumulation to retirement income generation.

However, these Americans face challenges in planning for life after work. For those nearing the end of their working careers, a financially secure retirement is at risk, due to insufficient accumulation of savings and the current combination of low yields and market volatility. Employer-based pensions are being withdrawn, and state and government plans are underfunded as the impact of increased administrative costs and lower interest rates continue to reduce the affordability of the post-war pensions model. Social security was never intended to be a primary retirement solution and today its long-term funding status is in question. Additionally, the life expectancy of an average retiree has significantly increased, lengthening the number of years for which retirement funding is needed.

To overcome these challenges, Americans need and demand retirement strategies that offer them the opportunity to grow and protect the value of their existing assets, as well as the ability to provide guaranteed income that will last throughout their extended lifetimes. Achieving this will reduce the gap many retirees face between income needed during retirement and the income they can generate from their retirement assets and social security. Reducing this gap is a public benefit as it helps reduce strain on supplemental government programmes for those in need.

Jackson believes that a retirement plan integrated with an income guarantee annuity will mitigate much of the risk of retirees running out of money during retirement. In response to this demand and the ongoing shift to fee-based solutions, Jackson has positioned itself with product innovation and distribution strategies to provide a wide spectrum of choice when selecting the retirement product that best fits customer needs. This will allow Jackson to enhance further our market-leading variable annuity position in the brokerage market, diversify in the fixed annuity and fixed index annuity space and grow in the advisory retirement solutions market. Jackson has demonstrated its ability to diversify during the year, growing the proportion of sales5 accounted for by fixed annuity, fixed index annuity and wholesale business compared to prior year.

Customers and products

Through its distribution partners, Jackson provides products that offer Americans the retirement strategies they need, including variable, fixed and fixed index annuities. Each of these products offer a unique range of features tailored to meet the individual needs of the retiree as discussed below:

    Variable annuity A Jackson variable annuity, with investment freedom, represents an attractive option for retirees and soon-to-be-retirees, providing both access to equity market appreciation and guaranteed lifetime income as an add-on benefit.

    Fixed index annuity A Jackson fixed index annuity is a guaranteed product with limited market exposure but no direct equity ownership. It is designed to build wealth through a combination of a base crediting rate that is generally lower than a traditional fixed annuity crediting rate, but with the potential for additional upside, based upon the performance of the linked index. Jackson also provides access to guaranteed lifetime income as an add-on benefit.

    Fixed annuity A Jackson fixed annuity is a guaranteed product designed to build wealth without market exposure, through a crediting rate that is likely to be superior to interest rates offered from banks or money market funds.

These products also offer tax deferral, allowing interest and earnings to grow tax-free until withdrawals are made.

Jackson has a proven track record in this market with its market-leading flagship product, Perspective II1. Jackson's success has been built on its quick-to-market product innovation, as demonstrated by the development and launch of Elite Access, our investment-only variable annuity. Further demonstrating Jackson's flexibility and manufacturing capabilities, and in response to the trend in financial services toward fee-based solutions, Jackson has launched Perspective Advisory II, Elite Access Advisory II and the innovative MarketProtector Advisory, the industry's first fully-liquid advisory fixed index annuity, to serve advisers and distributors with a preference for advisory products.

In June 2019, Jackson launched RateProtector, a single premium, multi-year guarantee fixed annuity. RateProtector offers consumers the opportunity to protect and grow their assets through guaranteed interest rates that will not fluctuate during a select period, combined with the ability to defer taxes on any earnings until money is withdrawn.

Market reception for these products has been positive and these have contributed to the delivery of the organic diversification of Jackson sales in 2019. The planned transition to a more balanced portfolio has resulted in higher investment in new business in 2019 which over time is expected to enhance statutory capital and cash generation.

Jackson operates within a well-defined risk framework and takes into account the expected cost of hedging when pricing its products. It aggregates financial risks across the company, obtains a unified view of its risk positions, and actively manages net risks through a hedging programme which aims to manage economic risk. Some accounting volatility is expected in periods of large market movements as was seen in 2019, given the economic focus described above, and this has impacted IFRS profitability in the year, as further discussed in the 'Explanation of performance and other financial measures' section. However, the benefits of Jackson's hedging programme have been demonstrated in times of equity market decline, for example during the fourth quarter of 2018 and during the recent market turbulence. At the end of 2019 Jackson's surplus of available capital over required capital was $3,795 million after adopting the NAIC's changes to its framework for variable annuities. This equates to a ratio of 366 per cent (2018: 458 per cent using the previous NAIC framework). Jackson continues to monitor closely the recent changes in markets and take the appropriate actions through its dynamic hedging strategy. If these conditions persist management could take additional actions to assist in mitigating the impact.

Additional information on products

The following table shows total new business premiums in the US by product line and distribution channel for the periods indicated. Total new business premiums include Jackson's deposits for investment contracts with limited or no life contingencies.

	Year Ended 31 December $m

By Product	2019	2018	2017

Annuities
Fixed annuities
Fixed interest rate	1,135	422	559
Fixed index	3,821	335	380
Immediate	59	32	26
Variable annuities	12,692	14,433	14,869
Elite Access (Variable annuities)	2,002	2,245	2,595

Total	19,709	17,467	18,429

Institutional products
GICs, funding agreements and Federal Home Loan Bank of Indianapolis (FHLBI) funding agreements	2,522	3,126	2,995

Totalnote	22,231	20,593	21,424

By Distribution Channel

Independent broker dealer	11,891	12,000	12,421
Bank	3,604	2,277	2,511
Regional broker dealer	3,441	2,652	2,872
Independent insurance agents	773	538	625
Institutional products	2,522	3,126	2,995

Total	22,231	20,593	21,424

Note

The new business premiums in the table shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders (see the 'EEV Basis, New Business Results and Free Surplus Generation' section of this document). The amounts shown are not, and are not intended to be, reflective of gross premium earned recorded for US in the IFRS income statement as discussed in the "Explanation of Movements in Profit Before Shareholder Tax by Nature of Revenue and Charges" section.

The new business premiums above include contributions for Institutional products that are described as investment contracts or other financial instruments under IFRS and therefore excluded from gross premiums earned. The gross premiums earned for US include premiums for the closed life insurance business and group payout annuities which are not presented in the table above, as these do not represent new business.

Of the total new business premiums of $22,231 million in 2019 (2018: $20,593 million), $19,709 million (2018: $17,467 million) were annuity premiums, and $2,522 million (2018: $3,126 million) were institutional product premiums. All of these premiums were single premiums.

Annuities

Fixed annuities

Fixed interest rate annuities

In 2019, fixed interest rate annuities account for 5 per cent (2018: 2 per cent) of total new business premiums and 6 per cent (2018: 7 per cent) of policy and contract liabilities of the US operations. Fixed interest rate annuities are primarily deferred annuity products that are used for asset accumulation in retirement planning and for providing income in retirement. They permit tax-deferred accumulation of funds and flexible payout options.

The contract holder of a fixed interest rate annuity pays Jackson a premium, which is credited to their account. Periodically, interest is credited to the contract holder's account and in some cases administrative charges are deducted from the contract holder's account. Jackson makes benefit payments at a future date as specified in the contract based on the value of the contract holder's account at that date. On more than 90 per cent (2018: 94 per cent) of in-force business, Jackson may reset the interest rate on each contract anniversary, subject to a guaranteed minimum, in line with state regulations. When the annuity matures, Jackson either pays the contract holder the account value or a series of payments in the form of an immediate annuity product.

At 31 December 2019, Jackson had fixed interest rate annuities with account values totalling $15.9 billion (2018: $16.1 billion) with minimum guaranteed rates ranging from 1.0 per cent to 5.5 per cent for which the average guaranteed rate was 2.88 per cent (2018: 1.0 per cent to 5.5 per cent and a 2.91 per cent average guaranteed rate).

Fixed interest rate annuities are subject to early surrender charges for the first six to nine years of the contract. In addition, the contract may be subject to a market value adjustment (MVA) at the time of surrender. During the surrender charge period, the contract holder may cancel the contract for the surrender value. Jackson's profits on fixed interest rate annuities arise primarily from the spread between the return it earns on investments and the interest credited to the contract holder's account, less expenses. The fixed interest rate annuity portfolio could be impacted by the continued low interest rate environment as lower investment portfolio earned rates could result in reduced spread income. In addition, increased surrenders and lower sales could result if customers seek higher yielding alternative investment opportunities elsewhere.

Approximately 65 per cent (2018: 64 per cent) of the fixed interest rate annuities Jackson wrote in 2019 provide for a market value adjustment that could be positive or negative on surrenders in the surrender period of the policy. This formula-based adjustment approximates the change in value that assets supporting the product would realise as interest rates move up or down. The minimum guaranteed rate is not affected by this adjustment. While the MVA feature minimizes the surrender risk associated with certain fixed interest rate annuities, Jackson still bears a portion of the surrender risk on policies without this feature, and the investment risk on all fixed interest rate annuities.

Fixed index annuities

Fixed index annuities accounted for 17 per cent (2018: 2 per cent) of total new business premiums in 2019 and 5 per cent (2018: 5 per cent) of Jackson's policy and contract liabilities. Fixed index annuities vary in structure, but generally are deferred annuities that enable the contract holder to obtain a portion of an equity-linked return (based on participation rates, caps and spreads) and provide a guaranteed minimum return. At 31 December 2019, Jackson had fixed index annuities allocated to index funds with account values totalling $9.8 billion (31 December 2018: $7.7 billion) with minimum guaranteed rates on index accounts ranging from 1.0 per cent to 3.0 per cent for which the average guaranteed rate is 1.46 per cent (2018: 1.0 per cent to 3.0 per cent and a 1.77 per cent average guaranteed rate). Jackson also offers fixed interest accounts on some fixed index annuity products. At 31 December 2019, fixed interest accounts on fixed index annuities totalled $4.3 billion (2018: $3.5 billion) with minimum guaranteed rates ranging from 1.0 per cent to 3.0 per cent and a 2.75 per cent average guaranteed rate (2018: 1.0 per cent to 3.0 per cent and a 2.6 per cent average guaranteed rate).

Jackson's profit arises from the investment income earned and the fees charged on the contract, less the expenses incurred, which include the cost of the return credited to the contract account balance. Most fixed index annuities are subject to early surrender charges for the first five to 12 years of the contract. During the surrender charge period, the contract holder may cancel the contract for the surrender value. Jackson offers a fully liquid fixed index annuity product that has no surrender charges.

Jackson hedges the equity return risk on fixed index products using offsetting equity exposure in the variable annuity product. The cost of these hedges is taken into account in setting the index participation rates, caps or spreads. Jackson bears the investment risk and a portion of the surrender risk on these products.

Group pay-out annuities

Group pay-out annuities consist of a block of defined benefit annuity plans assumed from John Hancock USA and John Hancock Life Insurance Company of New York through a reinsurance agreement. A single premium payment from an employer (contract holder) funds the pension benefits for its employees (participants). The contracts are tailored to meet the requirements of the specific pension plan being covered. This is a closed block of business from two standpoints: (1) John Hancock USA and John Hancock New York are no longer selling new contracts and (2) contract holders (companies) are no longer adding additional participants to these defined benefit pension plans.

The contracts provide annuity payments that meet the requirements of the specific pension plan being covered. In some cases, the contracts have pre-retirement death and/or withdrawal benefits, pre-retirement surviving spouse benefits, and/or subsidised early retirement benefits. Given that this reinsurance agreement is a one-off transaction, the premium received has not been included in the new business premiums table above.

Variable annuities

In 2019, variable annuities accounted for 66 per cent (2018: 81 per cent) of total new business premiums and 78 per cent (2018: 75 per cent) of Jackson's policy and contract liabilities. Variable annuities are deferred annuities that have the same tax advantages and payout options as fixed interest rate and fixed index annuities. They are also used for asset accumulation in retirement planning and to provide income in retirement.

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

At 31 December 2019, Jackson had variable annuity funds in fixed accounts totalling $7.8 billion (2018: $8.1 billion) with minimum guaranteed rates ranging from 1.0 per cent to 3.0 per cent and an average guaranteed rate of 2.19 per cent (2018: 1.0 per cent to 3.0 per cent and a 1.70 per cent average guaranteed rate).

Jackson offers a choice of guaranteed benefit options within its variable annuity product portfolio, which customers can elect for additional fees. These guaranteed benefits might be expressed as the return of either a) total deposits made to the contract adjusted for any partial withdrawals, b) total deposits made to the contract adjusted for any partial withdrawals, plus a minimum return, or c) the highest contract value on a specified anniversary date adjusted for any withdrawals following that contract anniversary. These options include the guaranteed minimum death benefits ('GMDB'), which guarantee that, upon death of the owner, the beneficiary receives at least the minimum value regardless of past market performance. In addition, there are three other types of guarantees: guaranteed minimum withdrawal benefits ('GMWB'), guaranteed minimum accumulation benefits ('GMAB') and guaranteed minimum income benefits ('GMIB'). GMWBs provide a guaranteed return of the minimum value by allowing for periodic withdrawals that are limited to a defined guaranteed withdrawal amount. One version of the GMWBs provides for an annual withdrawal amount that is guaranteed for the contract holder's life without annuitisation. GMABs generally provide a guarantee for a return of the defined minimum value after a specified period. Jackson no longer offers GMABs. GMIBs provide for a minimum level of benefits upon annuitisation regardless of the value of the investments underlying the contract at the time of annuitisation. Jackson no longer offers GMIBs, with existing coverage being substantially reinsured with an unaffiliated reinsurer.

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

Aggregate distribution of account values

As described above, at 31 December 2019, Jackson had fixed annuities (fixed interest rate and fixed index) and variable annuities fixed options with account values totalling $37.7 billion (2018: $35.3 billion) in account value with minimum guaranteed rates. The table below shows the distribution of these account values within the range of minimum guaranteed interest rates at the dates indicated.

	Account value at 31 December $m

Minimum guaranteed interest rates - annuities	2019	2018

1.0%	6,952	9,660
> 1.0% - 2.0%	12,994	8,646
> 2.0% - 3.0%	13,701	12,832
> 3.0% - 4.0%	1,561	1,623
> 4.0% - 5.0%	2,236	2,285
> 5.0% - 5.5%	278	286

Total	37,722	35,332

Life insurance

Background

Jackson discontinued new sales of life insurance products in 2012. At 31 December 2019, the discontinued life insurance products accounted for 7 per cent (2018: 9 per cent) of Jackson's policy and contract liabilities. Life products include term life, traditional life and interest sensitive life (universal life and variable universal life.) Term life provides protection for a defined period and a benefit that is payable to a designated beneficiary upon death of the insured. Traditional life protection for either a defined period or until a stated age and include a predetermined cash value. Universal life provides permanent individual life insurance for the life of the insured and includes a savings element. Variable universal life is a type of life insurance policy that combines death benefit protection with the ability for the contract holder account to be invested in separate account funds. For certain fixed universal life plans, additional provisions are held to reflect the existence of guarantees offered in the past that are no longer supported by earnings on the existing asset portfolio, or for situations where future mortality charges are not expected to be sufficient to provide for future mortality costs.

Aggregate distribution of account values

Excluding the business formerly of the REALIC operations acquired in 2012 that is subject to the retrocession treaties, at 31 December 2019, Jackson had interest-sensitive life business in force with total account values of $7.9 billion (2018: $8.2 billion)), with minimum guaranteed interest rates ranging from 2.5 per cent to 6.0 per cent with a 4.68 per cent average guaranteed rate (2018: 2.5 per cent to 6.0 per cent with a 4.67 per cent average guaranteed rate). The table below shows the distribution of the interest-sensitive life business' account values within this range of minimum guaranteed interest rates at the dates indicated.

	Account value at 31 December $m

Minimum guaranteed interest rates - life insurance	2019	2018

> 2.0% - 3.0%	270	291
> 3.0% - 4.0%	3,018	3,049
> 4.0% - 5.0%	2,597	2,683
> 5.0% - 6.0%	2,031	2,168

Total	7,916	8,191

Institutional products

Institutional products consist of traditional guaranteed investment contracts (GICs), funding agreements (including agreements issued in conjunction with Jackson's participation in the US Federal Home Loan Bank of Indianapolis (FHLBI) programme) and Medium-Term Note funding agreements. In 2019, institutional products accounted for 11 per cent (2018: 15 per cent) of total new business premiums and 1 per cent (2018:

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

Traditional guaranteed investment contracts

Under a traditional GIC, the contract holder makes a lump sum deposit. Interest is paid on the deposited funds, usually at maturity. The interest rate paid is fixed and is established when the contract is issued.

Traditional GICs have a specified term, usually two to seven years, and typically provide for phased payouts. Jackson tailors the scheduled payouts to meet the liquidity needs of the particular retirement plan. For those contracts allowing deposited funds to be withdrawn by the contract-holder prior to maturity, an adjustment is made that approximates a market value adjustment.

Jackson sells GICs to retirement plans, in particular 401(k) plans. The traditional GIC market is extremely competitive, due in part to competition from synthetic GICs, which Jackson does not sell.

Funding agreements

Under a funding agreement, the contract holder either makes a lump sum deposit or makes specified periodic deposits. Jackson agrees to pay a rate of interest, which may be fixed or a floating short-term interest rate linked to an external index. Interest is generally paid monthly, quarterly or semi-annually to the contract holder. The duration of the funding agreements range between one and thirty years.

Some funding agreements may permit termination by the contract holder subject to a minimum notification period. In 2019 and 2018, there were no funding agreements terminable by the contract holder with less than 90 days' notice.

Jackson is a member of the FHLBI. Membership allows Jackson access to advances from FHLBI that are collateralised by mortgage related assets in Jackson's investment portfolio. These advances are in the form of funding agreements issued to FHLBI.

Medium Term Note funding agreements

Jackson has established a global medium-term note programme. The notes offered may be denominated in any currency with a fixed or floating interest rate. Notes are issued to institutional investors by a special purpose vehicle and are secured by funding agreements issued by Jackson.

Distribution

Jackson distributes products in all 50 states of the US and in the District of Columbia. Operations in the state of New York are conducted through a New York subsidiary. Jackson markets its retail products primarily through advice-based distribution channels, including independent agents, independent broker-dealer firms, regional broker-dealers, wirehouses and banks. For variable annuity sales, Jackson is the leader in the independent broker-dealer, bank and wirehouse channels2 and third in regional firms2.

Jackson's distribution strength also sets us apart from our competitors. Our highly productive wholesaling force is the largest3 in the annuity industry and is instrumental in supporting the independent advisers who help the growing pool of American retirees develop effective retirement strategies. Our wholesalers provide extensive training to thousands of advisers about the range of products and the investment strategies that are available to support their clients. Based on the latest available data, Jackson is the second most productive variable annuity wholesale distribution force in the US3.

In 2019, Jackson invested significant time and resources with fintech partners to help illustrate the benefits a lifetime income solution can provide within a comprehensive wealth management plan. This gives the financial adviser the necessary tools to customise according to the unique needs and goals of the client. Additionally, investment freedom within VA investment options allows the adviser to build a diversified portfolio that is customised to meet their clients' individual priorities and preferences, rather than locking them into restrictive allocation models. Some of the fintech platforms where Jackson is actively engaged include eMoney, MoneyGuidePro and Envestnet.

In 2019, Jackson announced distribution agreements with DPL Financial Partners (DPL), TD Ameritrade and RetireOne to provide our protected lifetime income solutions to independent registered investment advisers

(RIAs). The collaboration expands Jackson's distribution footprint and provides Jackson with access to new opportunities in the independent RIA channel. In addition to these new relationships, Jackson's distribution partnership announced in late 2018 with State Farm is targeted to roll out in the first quarter of 2020. These new partnerships show Jackson's determination and progress on channel diversification.

Regional broker dealers and wirehouses

Jackson's Wires team ("Wires") provides dedicated service and support to regional brokerage firms and wirehouses. Regional broker dealers are a hybrid between independent broker dealers and wirehouses. Like representatives who work for wirehouses, financial representatives at regional broker dealers are employees of the firm. However, unlike wirehouses, regional broker-dealer firms have limited institutional investment banking services. The Wires team develops relationships with regional firms throughout the US and provides customised materials and support to meet their specialised advisory needs.

Jackson's Wires team supports more than 40,000 representatives in regional broker dealers and wirehouses.

Banks, credit unions and other financial institutions

Jackson's Institutional Marketing Group distributes annuity products through banks, credit unions and other financial institutions and through third party marketing organisations that serve these institutions. Jackson is a leading provider of annuities offered through banks and credit unions and at 31 December 2019 had access to more than 29,000 financial institution representatives through existing relationships with banks and credit unions. Jackson has established distribution relationships with medium sized regional banks, which it believes are unlikely to develop their own insurance product capability.

Institutional products department

Jackson markets its institutional products through its institutional products department. It has direct contacts with banks, municipalities, asset management firms and direct plan sponsors. Institutional products are distributed and marketed through intermediaries to these groups.

PPM

PPM is Prudential's US institutional investment management operation, with its primary office in Chicago. PPM manages assets for Prudential's US, UK and Asian affiliates. PPM provides affiliated and unaffiliated institutional clients with investment services including managing assets for separate accounts, US mutual funds and similar foreign pooled investment vehicles, collateralised loan obligations and private equity funds. PPM's strategy is focused on managing existing assets effectively, maximising the benefits derived from synergies with our international asset management affiliates, and leveraging investment management capabilities across the Group.

Regulatory landscape

The regulatory outlook for the industry has improved since the passing of the Securities and Exchange Commission's (SEC) Best Interest Regulation in June 2019. This replaced proposed legislation known as the DOL Fiduciary Duty Rule. The SEC's finalised rule creates a best interest standard of conduct for broker-dealers and is designed to be 'product agnostic', meaning that it is not intended to give preference to or target any specific product. Instead, the rule enhances the diligence required when advising customers about suitable, albeit more complex, products such as variable annuities. The rule became effective 60 days after being published in the Federal Register (12 July 2019) and includes a transition period until 30 June 2020.

Despite lower interest rates, the life insurance industry saw increased total annuity sales as of the third quarter of 2019, primarily due to a clearer regulatory environment and more aggressive product feature changes (ie withdrawal percentages) implemented by competitors. Higher industry sales of fixed annuities were offset slightly by lower variable annuity sales.

Regardless of the outcome of the SEC best interest standard, the regulatory disruption caused by the now rescinded DOL Rules has challenged the industry to review the ways in which investment advice is provided to American investors. Manufacturers will need to have the ability to provide product and system adaptations in order to support the success of various distribution partners in their delivery of the retirement strategies that investors need. Because of its strong distribution, leadership in the annuities market, best-in-class service and an efficient operation, we believe that Jackson is well positioned to take advantage of this opportunity.

In December 2019, the Setting Every Community Up for Retirement Enhancement Act (SECURE Act) was passed into law, bringing positive changes to the US retirement system. A significant change includes the portability of lifetime income products, permitting participants to preserve their lifetime income investments and avoid surrender charges and fees. Another provision of the Act clarifies the existing Employee Retirement Income Security Act safe harbour and removes ambiguity about the applicable fiduciary standard that currently acts as a roadblock to offering lifetime income benefit options under a defined contribution plan. Under this provision, for purposes of fulfilling their fiduciary duty to select an annuity provider, defined contribution plan fiduciaries may rely on representations from insurers regarding their status under state insurance laws. The enactment of these provisions, and the SECURE Act as a whole, are important steps in facilitating Americans' ability to achieve financial freedom for life.

We believe that Jackson is well positioned to manage the impact of these regulatory changes and welcome the outcomes of the revised regulations.

At 31 December 2019, Jackson early adopted the new US regulatory regime enacted by the National Association of Insurance Commissioners in respect of variable annuities. The effect of this change is further discussed in the 'Explanation of performance and other financial measures' on the 2019 financial performance.

Disciplined risk management

Jackson operates within a well-defined risk framework aligned with the overall Prudential Group risk appetite. Jackson takes into account the expected cost of hedging when pricing its products and charges fees for these guarantees which are used, as necessary, to purchase downside protection in the form of options and futures to mitigate the effect of equity market falls, and swaps and swaptions to cushion the impact of declines in long-term interest rates.

Jackson's hedging or derivative programme is used to manage interest rate risk associated with a broad range of products and equity market risk attaching to its equity-based products, as explained further in note C3.4 to the consolidated financial statements. Jackson is able to aggregate financial risks across the company, obtain a unified view of our risk positions, and actively manage net risks through an economically-based hedging programme. A key element of our core strategy is to protect the company from extreme economic scenarios while maintaining adequate regulatory capital.

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

Recent periods have been characterised by persistent low interest rates. A prolonged low interest rate environment may result in a lengthening of maturities of the fixed annuity and interest-sensitive life contract holder liabilities from initial estimates, primarily due to lower policy lapses. As interest rates remain at low levels, Jackson may also have to reinvest the cash it receives as interest or proceeds from investments that have matured or that have been sold at lower yields, reducing its investment margins. Moreover, borrowers may prepay or redeem the securities in their investment portfolios with greater frequency in order to borrow at lower market rates, which exacerbates this risk.

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

Lowering crediting rates helps to mitigate the effect of spread compression, but the spreads could still decline as Jackson is typically only entitled to reset the crediting rates at limited pre-established intervals and the re-setting is subject to the guaranteed minimum rates. As at 31 December 2019, approximately 87 per cent of Jackson's fixed annuities, variable annuity fixed account options and interest-sensitive life business account values correspond to crediting rates that are at the minimum guaranteed interest rates (2018: 87 per cent). Tabular disclosures are provided above on the distribution of the account values of these businesses within the range of their contractual minimum guaranteed interest rates. The tables demonstrate that approximately 74 per cent (2018: 72 per cent) of Jackson's combined fixed annuities, variable annuity fixed account options and interest sensitive life business account values of $33.9 billion (2018: $31.4 billion) have contractual minimum rates of 3 per cent or less.

Jackson's expectation for future spreads is also an important component in the amortisation of DAC. Significantly lower spreads may cause it to accelerate amortisation, thereby reducing total IFRS profit in the affected reporting period. Low market interest rates could also reduce Jackson's return on investments that are held to support the company's capital. In addition, changes in interest rates will affect the net unrealised gain or loss position of Jackson's available-for-sale fixed income securities, which is reported as a component of other comprehensive income. Further information on the factors affecting the pricing of products and asset liability management of Jackson is provided below.

In addition to the impact on Jackson's spread product profitability, a prolonged period during which interest rates remain at levels lower than those anticipated in its pricing may result in greater costs associated with certain of Jackson's product features which guarantee benefits including those on variable annuity products, and also result in higher costs for derivative instruments used to hedge certain of its product risks. Reflecting these impacts in recoverability and loss recognition testing under US GAAP as 'grandfathered' under IFRS may require Jackson to accelerate the amortisation of DAC as noted above, as well as to increase required reserves for future contract holder benefits. In addition, certain statutory capital and reserve requirements are based on formulas or models that consider interest rates, and a prolonged period of low interest rates may increase the statutory reserves and capital Jackson is required to hold.

Accordingly, without active management, a prolonged low interest rate environment may materially affect Jackson's financial position, results of operations and cash flows. However, Jackson has adapted and continues to adapt proactively its asset-liability management, hedging programme, product design and pricing and crediting rate strategies to mitigate the downward pressures created by the prolonged low interest rate environment.

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

Jackson segregates its investment portfolio for certain investment management purposes, and as part of its overall investment strategy, into four portfolios: life and fixed annuities without market value adjustment, fixed annuities with market value adjustment, fixed index annuities and institutional liabilities. The portfolios backing life and fixed annuities with and without market value adjustments and the fixed index annuities have similar characteristics and differ primarily in duration. The portfolio backing the institutional liabilities has its own mix of investments that meet more limited duration tolerances. Consequently, the institutional portfolio is managed to permit less interest rate sensitivity and has limited exposure to mortgage backed securities. At 31 December 2019, less than one per cent of the institutional portfolio was invested in residential mortgage backed securities.

The fixed-rate products may incorporate surrender charges, market value adjustments, two-tiered interest rate structures or other limitations relating to when policies can be surrendered for cash, in order to encourage persistency. As of 31 December 2019, 51 per cent of Jackson's fixed annuity reserves had surrender penalties or other withdrawal restrictions. Substantially all of the institutional portfolio had withdrawal restrictions or market value adjustment provisions.

Fixed index annuities issued by Jackson also include an equity component that is hedged using the offsetting equity exposure in the variable annuity product. The equity component of these annuities constitutes an embedded derivative under 'grandfathered' US GAAP that is carried at fair value, as are other derivative instruments.

Guaranteed benefits issued by Jackson in connection with the sales of variable annuity contracts expose Jackson to equity risk as the benefits generally become more valuable to the contract holder when equity markets decline and contract values fall below the projected guaranteed amount. The accounting measurement of the liability for certain of these benefits differs from a true fair value calculation with changes in value recorded in income. Jackson manages the exposure of the tail risk associated with the equity exposure using equity options and futures contracts, which are also carried at fair value. Jackson seeks to manage the economic risk associated with these contracts and, therefore, has not explicitly hedged its fair value risk as determined under accounting rules. In addition, certain benefits have mortality risk and are therefore precluded from being carried at fair value. As a result of these factors, the income statement may include a timing mismatch related to changes in fair value. However,as demonstrated during the fourth quarter of 2018, Jackson's hedging programme has operated as designed in times of equity market decline.

Corporate responsibility

As a provider of savings and protection products, stewardship is core to what we do. We recognise that to help our customers look to the future with confidence, we need to take a long-term view on a wide range of issues that affect our business and the communities in which we operate. To do this, we maintain a proactive dialogue with our stakeholders – customers, investors, employees, communities, regulators and governments – to ensure that we are managing these issues sustainably and delivering long-term value.

Jackson seeks to provide the best retirement solutions that we can, while striving to communicate information about those products in a fair and transparent way. In the US, Jackson continues to be a leader in shifting perspectives and simplifying the language around financial products. In 2018, Jackson led the creation of a groundbreaking, industry-wide coalition seeking to help mitigate America's looming retirement crises, the Alliance for Lifetime Income. The Alliance is a tremendous leap forward in Jackson's ongoing commitment to educating Americans about the importance of lifetime income in retirement planning.

At Jackson, we take an inclusive approach to responsible investment, seeking to integrate environmental, social and governance (ESG) considerations into our investment processes and stewardship activities through active ownership practices and engagement with investee companies. We also maintain the ability to exclude entities from our internal investment mandates, where their practices, policies or procedures conflict with our values, or where we see a need to explicitly recognise international consensus.

As a long-term investor, Jackson considers both financial and non-financial factors in our investment processes, decision-making and ownership practices that may have a meaningful impact on our customers' long-term investment outcomes. Similarly, as active asset owners of the capital we invest on behalf of our customers, we believe that due consideration of the various factors that can impact investment returns is part of our fiduciary duty to our customers.

Jackson also takes pride in helping the communities in which we operate, providing significant employment, tax revenues, charitable programmes and contributions, as well as the investment of general account assets, all of which provide valuable public services and build infrastructure for the benefit of the wider community and economy.

Investment for growth

We believe that a significant opportunity exists to reach even more American retirees and serve their needs with annuity products going forward. This is because there are trillions of dollars of adviser-distributed assets across distribution platforms that have not historically been a focus for the business, such as the dual-registered investment adviser channel, which we can seek to access. The industry will need to remain flexible and cost-effective in making changes to product systems and processes. We continue to seek to understand and make the necessary adjustments to support the needs and demands of American retirees into the future.

Jackson is making significant investments in new technologies, which allows us to provide better service that will give our customers what they want, when they want it. These new technologies will also provide higher quality data so that our executives and staff across the business can make better informed decisions with regard to risk, and with how and where to invest.

Jackson's competitive strengths are even more critical as we work towards diversification and growth, within a highly competitive insurance industry. The breadth and depth of our best-in-class distribution team, our agility and success in launching well designed customer-centric products, the continued success of our risk management and hedge programmes through many economic cycles, and our significant investment in technology platforms and award-winning customer service will provide Americans with the retirement strategies they so desperately need. Jackson's discipline helps enable us to be positioned to potentially capture additional growth during times of transition into the future.

Notes

1
©2020 Morningstar, Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) is not warranted to be accurate, complete, or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results. Morningstar www.AnnuityIntel.com Total Sales by Contract 3Q YTD 2019. Jackson's Perspective II for base states ranks #1 out of 927 VA contracts with reported sales to Morningstar's quarterly sales survey as of 3Q YTD 2019.
2
©2020 Morningstar, Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) is not warranted to be accurate, complete, or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results. Morningstar www.AnnuityIntel.com Total sales by company and channel 3Q YTD 2019. Jackson ranks #1 out of 25 companies in the Independent NASD channel, #1 out of 19 companies in the Bank channel, #1 out of 15 companies in the Wirehouse channel, and #3 out of 19 companies in the Regional Firms channel.
3
Independent research and Market Metrics, a Strategic Insight Business: U.S. Advisor Metrics 2019, as of 30 September 2019.
4
LIMRA/Secure Retirement Institute, US Individual Annuity Participants Report 3Q YTD 2019.
5
Based on new business premiums.

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

The principal competitive factors affecting the sale of Prudential's products in its chosen markets are:

  –
  Price and yields offered;
  –
  Financial strength and ratings;
  –
  Commission levels, charges and other expenses;
  –
  Range of product lines and product quality;
  –
  Brand strength, including reputation, quality of service and use of technological advances;
  –
  Distribution channels;
  –
  Investment management performance; and
  –
  Historical bonus/contract enhancement and bonus interest levels.

An important competitive factor is the ratings Prudential receives in some of its target markets, most notably in the US, from recognised rating organisations. The intermediaries with whom Prudential works, including financial advisers, tied agents, brokers, wholesalers and financial institutions consider ratings as one factor in determining which provider to purchase financial products from.

Prudential offers different products in its different markets in Asia, the US and elsewhere and, accordingly, faces different competitors and different types of competition in these markets. In all of the markets in which Prudential operates, its products are not unique and, accordingly, it faces competition from market participants who manufacture a varying range of similar and identical products.

Asia

The competitive landscape across the Asia Pacific region differs widely by geographical market, reflecting differing levels of market maturity and regulation. Prudential's competitors include both the subsidiaries of global life insurers and local domestic (including state-owned) entities. The majority of local domestic life insurers in the Asia Pacific region remain focused on their core home markets. The developed and liberalised markets of Hong Kong and Singapore are dominated by subsidiaries and branches of global life insurance groups. The developing markets in South East Asia such as Indonesia, Vietnam and the Philippines also see a high level of participation by global life insurance groups. The large and relatively mature markets, such as Taiwan, are dominated by local domestic insurers. In certain countries, the life insurance markets are dominated by local domestic insurers or by joint venture entities between global insurance groups and local companies.

Prudential's principal competitors in the Asia Pacific region include global life insurers together with regional insurers and multinational asset managers. In most markets, there are also local companies that have a material market presence.

US

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

Jackson does not have a career agency sales force to distribute its annuity products in the US and, consequently, competes for distributors such as banks, broker-dealers and independent agents.

Sources

Throughout this annual report, Prudential describes the position and ranking of its overall business and individual business units in various industry and geographic markets. The sources for such descriptions come from a variety of conventional sources generally accepted as relevant business indicators by members of the financial services industry and which we believe to be reliable. These sources include information available from the Annuity Specs, Asia Asset Management Magazine, Asosiasi Asuransi Jiwa Indonesia, Association of Vietnamese Insurers, Fitch, Hong Kong Federation of Insurers, Hong Kong Office of the Commissioner of Insurance, HSBC Global Research, Insurance Regulatory and Development Authority of India, Insurance Services Malaysia Berhad, Life Insurance Marketing and Research Association (LIMRA), Life Insurance Association of Malaysia, Life Insurance Association of Singapore, Life Insurance Association of Taiwan, Lipper Inc., Morningstar, Moody's, Neilsen Net Ratings, Service Quality Measurement Group, SNL Financial, Standard & Poor's, Thai Life Assurance Association, The Asset Benchmark Research, The Advantage Group, Townsend and Schupp and UBS.

FINANCIAL REVIEW

Overview

Prudential has delivered a positive operating performance during 2019, led by continued growth in our Asian business. Our clear strategy and focused execution, combined with improvements in our operations, have enabled us both to deliver profitable growth and to position ourselves for continued growth into the future.

Growth has once again been led by our businesses in Asia, which reflects the benefits of our well positioned and broad-based portfolio, which has long focused on high quality, recurring premium business. While Hong Kong has seen a more challenging sales environment, the resilience of its business model is demonstrated by its 24 per cent1 growth in adjusted operating profit, which contributed to the 14 per cent1 increase in adjusted operating profit delivered by our overall Asia business. Our US business took its first steps in the execution of its diversification strategy, broadened its presence across the US annuity market, delivered increased remittances to the Group and early adopted the new National Association of Insurance Commissioners (NAIC) variable annuity framework.

We provide a discussion of our financial performance in 2019 in this section, which is organised as follows:

  •
  IFRS Critical Accounting Policies
  •
  Summary Consolidated Results and Basis of Preparation of Analysis
  •
  Explanation of Movements in Profit after Tax and Profit before Shareholder Tax by Reference to the Basis Applied for Segmental Disclosure
  •
  Basis of Performance Measures
  ▪
  Determination of adjusted operating profit for investment and liability movements
  ▪
  Analysis of adjusted operating profit
  •
  Explanation of performance and other financial measures
  ▪
  Adjusted operating profit from continuing operations
  ▪
  IFRS basis non-operating items from continuing operations
  ▪
  Capital Position, Financing and Liquidity
  ▪
  Cash remittances
  ▪
  Movement in shareholders' funds
  •
  Explanation of Movements in Profit before Shareholder Tax by Nature of Revenue and Charges
  •
  EEV Basis, New Business Results and Free Surplus Generation
  •
  Additional Information on Liquidity and Capital Resources

2018 compared with 2017 results commentary

The Group has taken advantage of the allowance under the SEC's FAST Act rules adopted in March 2019 to omit the third year discussion on the Group's financial performance, in particular the 2018 compared with 2017 results commentary, in this annual report on Form 20-F on the basis that discussion of the trends in the Group's results by segment is included in the Group's prior year 2018 Annual Report on Form 20-F, which is available on our website and at www.sec.gov.

Presentation of discontinued operations

Following the demerger of its UK and Europe operations in October 2019, the results of M&G plc have been reclassified as discontinued operations in accordance with IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations'. As required under IFRS, profit after tax attributable to the discontinued UK and Europe operations in 2019 have been shown in a single line in the income statement and prior year comparatives have been restated throughout this document. However comparative balance sheet amounts are not restated for discontinued operations, unless otherwise stated.

Change in presentation currency

The Directors have elected to change the Group's presentation currency in the financial statements from pounds sterling to US dollars which better reflects the economic footprint of our business going forward. The Group believes that the presentation currency change will give investors and other stakeholders a clearer understanding of Prudential's performance over time. The change in presentation currency is a voluntary change which is accounted for retrospectively in the comparative information and all comparative financial information in this document has been restated accordingly, unless otherwise stated.

Note

1.    On a constant exchange rate basis

IFRS Critical Accounting Policies

Prudential's discussion and analysis of its financial condition and results of operations are based upon Prudential's consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB and as endorsed by the EU (EU-endorsed IFRS). EU-endorsed IFRS may differ from IFRS as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. As at 31 December 2019, there were no unendorsed standards effective for the three years ended 31 December 2019 affecting the consolidated financial information of Prudential and there were no differences between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to Prudential. Prudential adopts mandatory requirements of new or altered EU-adopted IFRS standards when required, and may consider earlier adoption where permitted and appropriate in the circumstances. For financial years beginning after 31 December 2020, the Group will prepare its consolidated financial statements in accordance with UK-adopted international accounting standards, instead of the EU-endorsed IFRS.

The preparation of our consolidated financial statements requires Prudential to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, which are both recognised and unrecognised (eg contingent liabilities) in the primary financial statements. Prudential evaluates its estimates, including those related to long-term business provisioning and the fair value of assets.

Critical accounting policies are defined as those that are reflective of significant judgements and uncertainties, and that can potentially give rise to different results under different assumptions and conditions. Prudential believes that its critical accounting policies are limited to the policies referenced below which are described further in the notes to the consolidated financial statements.

Critical accounting policies	Reference to the disclosure notes in the consolidated financial statements

Classification of insurance and investment contracts	A4.1(a)

Measurement of policyholder liabilities and unallocated surplus of with-profits funds	A4.1(a)

Measurement and presentation of derivatives and debt securities of US insurance operations	A4.1(b)

Presentation of results before tax attributable to shareholders	A4.1(b)

Segmental analysis of results and earnings distributable to shareholders	A4.1(b)

The critical accounting policies referenced above are critical for those businesses that relate to the Group's shareholder-financed business. The policies are not critical in respect of the Group's with-profits business in Asia. This distinction reflects the basis of recognition of profit and accounting treatment of unallocated surplus of with-profits funds as a liability, as described elsewhere in this Financial Review and our financial statements.

In determining the measurement of the Group's assets and liabilities and in preparing financial statements, more generally, estimates and judgements are required. Our critical accounting estimates and assumptions are those set out below, with a reference to the detailed discussion in the notes to our consolidated financial statements.

Critical accounting estimates and assumptions	Reference to the disclosure notes in the consolidated financial statements

Classification of insurance and investment contracts	A4.1(a)

Measurement of policyholder liabilities and unallocated surplus of with-profits funds	A4.1(a); and C4.2

Deferred acquisition costs for insurance contracts	A4.1(c); and C4.2

Financial investments – Valuation	A4.1(c)

Financial investments – Determining impairment of "available-for-sale" and "amortised cost" assets	A4.1(c)
Additional quantitative information on the impairment and realised gains/losses recognised on the available-for-sale debt securities of US insurance operations	B1.2
Additional quantitative information on the movement in the statement of financial position value of the available-for-sale debt securities of US insurance operations and those which are in a gross unrealised loss position.	C3.2(b), C3.2(c)

Carrying value of distribution rights intangible assets	A4.1(c)

Summary Consolidated Results and Basis of Preparation of Analysis

The following table shows Prudential's consolidated total profit for the years indicated.

	2019 $m	2018* $m	2017* $m

Total revenue, net of reinsurance	93,736	35,845	75,389
Total charges, net of reinsurance and (loss) profit attaching to disposal of businesses	(91,846)	(32,607)	(72,713)
Share of profits from joint ventures and associates, net of related tax	397	319	233

Profit before tax (being tax attributable to shareholders' and policyholders' returns) **	2,287	3,557	2,909
Tax attributable to policyholders' returns	(365)	(107)	(321)

Profit before tax attributable to shareholders	1,922	3,450	2,588

Tax charge (credit)	(334)	(676)	(1,161)
Less: tax attributable to policyholders' returns	365	107	321

Tax charge attributable to shareholders' returns	31	(569)	(840)

Profit from continuing operations for the year	1,953	2,881	1,748

Discontinued UK and Europe operations' profit after tax	1,319	1,142	1,333
Re-measurement of discontinued operations on demerger	188	-	-
Cumulative exchange loss recycled from other comprehensive income	(2,668)	-	-

Profit from discontinued operations for the year, net of tax	(1,161)	1,142	1,333

Profit for the year	792	4,023	3,081

*
The 2018 and 2017 comparative results have been re-presented from those previously published to reflect the change in the Group's presentation currency from pounds sterling to US dollars (as described in note A1 to the consolidated financial statements) and the reclassification of the Group's UK and Europe's operations as discontinued operations in 2019 (as described in note A2 to the consolidated financial statements).
**
This measure is the formal profit before tax measure under IFRS. It is not the result attributable to shareholders.

Under IFRS, the pre-tax GAAP measure of profit is profit before policyholder and shareholder taxes. This measure is not relevant for reflecting pre-tax results attributable to shareholders principally because total corporate tax of the Group includes those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the IFRS profit before tax measure is not representative of pre-tax profit attributable to shareholders as it is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of with-profits funds after adjusting for tax borne by policyholders.

Accordingly, Prudential has chosen to explain its consolidated results principally by reference to profits for the year, reflecting profit after tax. In explaining movements in profit for the year, reference is made to trends in profit before shareholder tax and the shareholder tax charge. The explanations of movement in profit before shareholder tax are shown below by reference to the profit analysis applied for segmental disclosure as shown in note B1 to the consolidated financial statements. This basis is used by management and reported externally to the holders of shares listed on the London, Hong Kong and Singapore exchanges and to those financial markets. Separately, in this section, analysis of movements in profits before shareholder tax is provided by nature of revenue and charges.

Explanation of Movements in Profit after Tax and Profit before Shareholder Tax by Reference to the Basis Applied for Segmental Disclosure

(a)
Group overview

Profit for the year after tax was $792 million in 2019 compared to $4,023 million in 2018. This $3,231 million decrease reflects a decrease of $2,303 million in the results from the discontinued UK and Europe operations from a profit of $1,142 million in 2018 to a loss of $(1,161) million in 2019 and a decrease in the profit from continuing operations after tax of $928 million from $2,881 million in 2018 to $1,953 million in 2019 (on an AER basis). The results for the discontinued UK and Europe operations in 2019 of a loss of $(1,161) million comprises the profits attributable to the discontinued operations up to the date of demerger of $1,319 million, re-measurement of M&G plc to fair value upon demerger of $188 million and the cumulative exchange loss recycled from other comprehensive income of $(2,668) million with no overall impact on shareholders' funds. As a result of representing the historical results of M&G plc in US dollars (as opposed to sterling), a loss of $(2,668) million was recognised at the date of demerger representing cumulative foreign exchange differences held in the currency translation reserve. This arose from the fall in the sterling/US dollar exchange rate over the period since the currency translation reserve was established in 2004. The rest of this discussion focuses solely on the continuing operations of the Group.

The decrease of $928 million in profit from continuing operations after tax primarily reflects the movement in profit before tax attributable to shareholders, which decreased from a profit of $3,450 million in 2018 (on an AER basis) to a profit of $1,922 million in 2019, partially offset by a decrease in the tax attributable to shareholders from a charge of $(569) million in 2018 to a credit of $31 million in 2019. This is after a $(380) million post-tax loss in Jackson, where accounting volatility continues to be expected given the economic nature of our hedging programme and the related accounting mismatches that exist.

On an AER basis, the decrease in the total profit from continuing operations before tax attributable to shareholders from $3,450 million in 2018 to $1,922 million in 2019 primarily reflects an unfavourable change in short-term fluctuations in investment return on shareholder-backed businesses in the US reflecting net losses on hedge instruments used to manage the market exposure of Jackson's products and by changes in the IFRS value for these features resulting from rising equity markets and falling interest rates. These effects are further described in the 'Explanation of performance and other financial measures' section. There has also been an increase in the loss on disposal of businesses and corporate transactions from a loss of $(107) million in 2018 to a loss of $(142) million in 2019. This has been offset partially by an increase in Asia adjusted operating profit of $388 million and US adjusted operating profit of $507 million. The increase in Asia adjusted operating profit is driven by higher earnings from our Asia life insurance and asset management operations while the increase in the US adjusted operating profit reflects a lower market-related DAC amortisation charges compared with prior year, as a result of the strong equity market returns achieved in 2019.

The effective rate of tax on the total profit attributable to shareholders from continuing operations was negative 2 per cent in 2019 (2018: 16 per cent). The decrease in the 2019 effective tax rate reflects increased derivative losses in the US where the effective tax rate on these items is higher (at 21 per cent) than the effective tax rate on profits from Asia operations.

(b)
Summary by business segment and geographical region

The Group's operating segments for financial reporting are defined and presented in accordance with IFRS 8, 'Operating Segments', on the basis of the management reporting structure and its financial management information. Further details on the Group's determination of operating segments is provided in the 'Basis of performance measures' section.

The following table shows Prudential's IFRS consolidated total profit (loss) presented by business segment. The accounting policies applied to the segments below are the same as those used in the Group's consolidated financial statements.

	2019 $m	2018 $m	2017 $m

Asia	3,725	1,815	2,288
US	(380)	1,982	327
Unallocated to a segment*	(1,392)	(916)	(867)

Profit from continuing operations for the year	1,953	2,881	1,748
Profit from discontinued operations for the year, net of related tax	(1,161)	1,142	1,333

Total profit for the year	792	4,023	3,081

*
Includes interest payments on borrowings, corporate expenditure of head office functions and the operating results of Africa and the Group treasury function.

In order to understand how Prudential's results are derived it is necessary to understand how profit emerges from its business. This varies from region to region, primarily due to differences in the nature of the products and regulatory environments in which Prudential operates.

Asia

For the Asia insurance operations, the assets and liabilities of contracts classified as insurance under IFRS 4 are determined in accordance with methods prescribed by local GAAP and adjusted to comply, where necessary, with grandfathered UK GAAP. Under IFRS 4, subject to the conditions of that standard, the continued application of grandfathered UK GAAP in this respect is permitted. In Taiwan and India, US GAAP principles are applied. For with-profits business in Hong Kong, Singapore and Malaysia, the basis of profit recognition is bonus driven as described in note A4.1 to the consolidated financial statements.

The following table shows the movement in profit arising from Asia operations and its components (insurance and asset management) for the years indicated.

	2019 $m	2018 $m	2017 $m

Insurance operations	3,910	1,942	2,387
Asset management	283	242	227

Profit before shareholder tax	4,193	2,184	2,614
Shareholder tax charge	(468)	(369)	(326)

Profit after tax	3,725	1,815	2,288

The increase of $1,910 million in the profit after tax from $1,815 million in 2018 to $3,725 million in 2019 primarily reflects an increase in the profit before shareholder tax of $2,009 million from $2,184 million to $4,193 million, partially offset by an increase in shareholder tax charge by $99 million to $(468) million in 2019 from $(369) million in 2018.

The increase in profit before shareholder tax includes an increase of $1,968 million in insurance operations from $1,942 million to $3,910 million and an increase of $41 million in asset management operations from $242 million to $283 million.

The increase of $1,968 million in the profit before shareholder tax of insurance operations primarily reflects a favourable movement in non-operating items of $1,621 million from a loss of $(704) million in 2018 to a gain of $917 million in 2019. This was further improved by an increase of adjusted operating profit of $347 million from $2,646 million in 2018 to $2,993 million in 2019. The favourable change in non-operating items was primarily due to an increase in short-term fluctuations in investment returns from negative $(684) million to positive $657 million, following falling interest rates in certain parts of Asia which led to unrealised bond gains in 2019 (as compared to rising interest rates in 2018 leading to bond losses). The increase of $347 million in adjusted operating profit includes an unfavourable exchange translation impact of $13 million. Excluding the currency volatility, adjusted operating profit was up 14 per cent or $360 million on a CER basis reflecting the benefits of our focus on high quality recurring premium business and well diversified business portfolio.

The increase of $41 million in the profit before shareholder tax of asset management operations from $242 million in 2018 to $283 million in 2019 includes an unfavourable exchange translation impact of $3 million. Excluding the currency volatility, profit from Asia asset management operations was up 18 per cent or $44 million on a CER basis, reflecting positive operating momentum and the benefit of recent acquisitions. More information on adjusted operating profit can be found within the 'Asia' section of 'Explanation of performance and other financial measures'.

The effective shareholder tax rate on profits from Asia operations decreased to 11 per cent in 2019 compared with 17 per cent in 2018, principally due to non-taxable investment gains.

US (Jackson)

The following table shows the movement in profit arising from US operations and its components (insurance and asset management) for the years indicated.

	2019 $m	2018 $m	2017 $m

Insurance operations	(757)	2,362	762
Asset management	32	(40)	220

Profit before shareholder tax	(725)	2,322	982
Shareholder tax charge	345	(340)	(655)

Profit after tax	(380)	1,982	327

The decrease of $2,362 million in profit after tax from a profit of $1,982 million in 2018 to a loss of $(380) million in 2019 primarily reflects a decrease in profit before shareholder tax of $3,047 million from a profit of $2,322 million to a loss of $(725) million partially offset by a decrease in shareholder tax from a charge of $(340) million to a credit of $345 million in 2019.

The decrease of $3,047 million in profit before shareholder tax includes a decrease of $3,119 million in insurance operations from a profit of $2,362 million to a loss of $(757) million partially offset by an increase of $72 million in asset management operations from a loss of $(40) million to a gain of $32 million, as described in detail below.

The underlying profit on US insurance business (Jackson) predominantly arises from fee income on variable annuity business, spread income from interest sensitive products, such as fixed annuities and institutional products, and insurance profits, net of expenses measured on a US GAAP basis. In addition, the profit (including non-operating items) in any period includes the incidence of realised gains and losses (including impairment) on assets classified as available-for-sale, fair value movements on derivatives and securities classified as fair valued through profit and loss and value movements on the liabilities of variable annuity product guarantees.

The decrease in the profit before shareholder tax of insurance operations in 2019 compared with 2018 is primarily due to an unfavourable movement in non-operating items of $3,554 million from $(241) million to $(3,795) million. This was partially offset by an increase of $486 million in adjusted operating profit from $2,552 million to $3,038 million. The unfavourable movement in non-operating items is primarily due to a negative change in short-term fluctuations. In the US, rising equity markets and falling interest rates have resulted in negative effects primarily reflecting net losses on hedge instruments used to manage the market exposure of Jackson's products and by changes in the IFRS value for these features.

The increase of $486 million in adjusted operating profit reflects lower market-related DAC amortisation charges in the period compared with the prior period. DAC amortisation charge in 2019 was $(297) million in 2019 compared to $(912) million in 2018. Over 2019, strong capital market returns resulted in a separate account investment performance materially in excess of that assumed within the DAC mean reversion formula which led to a favourable DAC deceleration effect of $280 million (2018: unfavourable DAC acceleration effect of $(259) million from separate account return being lower than assumed).

The $72 million increase in the losses before shareholder tax of the asset management in 2019 compared with 2018 is primarily due to the non-recurrence in non-operating losses of $(51) million in 2018 for costs incurred in exiting the NPH broker-dealer business.

The effective shareholder tax rate on losses from US operations is 48 per cent in 2019 compared with 15 per cent in 2018, principally due to the increase in the tax credit on US derivative losses in 2019.

Unallocated to a segment

Unallocated to a segment includes central operations (Head office functions and Group borrowings), the Group's treasury function and Africa operations. The following table shows the movement in the unallocated to a segment result for the years indicated.

	2019 $m	2018 $m	2017 $m

Loss before shareholder tax	(1,546)	(1,056)	(1,008)
Shareholder tax credit	154	140	141

Loss after tax	(1,392)	(916)	(867)

Total net charges for activity unallocated to a segment have increased by $476 million from $(916) million in 2018 to $(1,392) million in 2019. The loss before shareholder tax increased by $490 million from $(1,056) million in 2018 to $(1,546) million in 2019. The increase primarily relates to increase in non-operating losses, driven by one-off costs of $(407) million related to the demerger of M&G plc from Prudential plc in 2019.

The effective shareholder tax rate on losses unallocated to a segment is 10 per cent in 2019 compared to 13 per cent in 2018, principally due to non-deductible expenses arising from the demerger of the Group's UK and Europe operations.

Basis of Performance Measures

Prudential management uses the alternative performance measure of adjusted operating profit. The directors believe that this performance measure better reflects underlying performance. It is the basis used by management for the reasons outlined below. It is also reported externally to the holders of shares listed on the London, Hong Kong and Singapore exchanges and to those financial markets.

The Group's operating segments for financial reporting purposes are defined and presented in accordance with IFRS 8 'Operating Segments' on the basis of the management reporting structure and its financial management information.

Under the Group's management and reporting structure, its chief operating decision maker is the Group Executive Committee (GEC). In the management structure, responsibility is delegated to the Chief Executive Officers of Prudential Corporation Asia, the North American Business Unit and, up to the date of demerger, M&G plc for the day-to-day management of their business units (within the framework set out in the Group Governance Manual). Financial management information used by the GEC aligns with these business segments. These operating segments derive revenue from both insurance and asset management activities.

On 21 October 2019, the Group completed the demerger of M&G plc from the Prudential plc group, resulting in two separately listed companies. Accordingly, UK and Europe operations do not represent an operating segment at the year end. The results of M&G plc have been reclassified as discontinued operations in these consolidated financial statements in accordance with IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations' and have therefore been excluded in the analysis of performance measure of operating segments.

Operations which do not form part of any business unit are reported as 'Unallocated to a segment'. These include head office costs in London and Hong Kong. The Group's Africa operations and treasury function do not form part of any operating segment under the structure, and their assets and liabilities and profit or loss before tax are not material to the overall financial position of the Group. The Group's treasury function and Africa operations are therefore also reported as 'Unallocated to a segment'.

The performance measure of operating segments utilised by the Company is adjusted operating profit, as described below. This measurement basis distinguishes adjusted operating profit from other constituents of total profit for the year as follows:

  –
  Short-term fluctuations in investment returns on shareholder-backed business. This includes the impact of short-term market effects on the carrying value of Jackson's guarantee liabilities and related derivatives as explained below;
  –
  Amortisation of acquisition accounting adjustments arising on the purchase of business. This comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012; and
  –
  Gain or loss on corporate transactions, such as disposals undertaken in the year and costs connected to the demerger of M&G plc from Prudential plc.

Determination of adjusted operating profit for investment and liability movements

(a)
With-profits business

For Asia's with-profits business in Hong Kong, Singapore and Malaysia, the adjusted operating profit reflects the shareholders' share in the bonuses declared to policyholders. Value movements in the underlying assets of the with-profits funds only affect the shareholder results through indirect effects of investment performance on declared policyholder bonuses and therefore, do not affect directly the determination of adjusted operating profit.

(b)
Unit-linked business including the US variable annuity separate accounts

The policyholder unit liabilities are directly reflective of the underlying asset value movements. Accordingly, the adjusted operating profit reflect the current period value movements in both the unit liabilities and the backing assets.

(c)
US variable annuity and fixed index annuity business

This business has guarantee liabilities which are measured on a combination of fair value and other US GAAP derived principles. These liabilities are subject to an extensive derivative programme to manage equity and interest rate exposures whose fair value movements pass through the income statement each period.

The following value movements for Jackson's variable and fixed index annuity business are excluded from adjusted operating profit. See note B1.2 note (ii) to the consolidated financial statements:

  –
  Fair value movements for equity-based derivatives;
  –
  Fair value movements for guaranteed benefit options for the 'not for life' portion of Guaranteed Minimum Withdrawal Benefit (GMWB) and fixed index annuity business, and Guaranteed Minimum Income Benefit (GMIB) reinsurance (see below);
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

Guaranteed benefit options for the 'not for life' portion of GMWB and equity index options for the fixed index annuity business

The 'not for life' portion of GMWB guaranteed benefit option liabilities is measured under the US GAAP basis applied for IFRS in a manner consistent with IAS 39 under which the projected future growth rate of the account balance is based on the greater of US Treasury rates and current swap rates (rather than expected rates of return) with only a portion of the expected future guarantee fees included. Reserve value movements on these liabilities are sensitive to changes to levels of equity markets, implied volatility and interest rates. The equity index option for fixed index annuity business is measured under the US GAAP basis applied for IFRS in a manner consistent with IAS 39 under which the projected future growth is based on current swap rates.

Guaranteed benefit option for variable annuity guarantee minimum income benefit

The GMIB liability, which is substantially reinsured, subject to a deductible and annual claim limits, is accounted for using 'grandfathered' US GAAP. This accounting basis substantially does not recognise the effects of market movements. The corresponding reinsurance asset is measured under the 'grandfathered' US GAAP basis applied for IFRS in a manner consistent with IAS 39 'Financial Instruments: Recognition and Measurement', and the asset is therefore recognised at fair value. As the GMIB is economically reinsured, the mark to market element of the reinsurance asset is included as a component of short-term fluctuations in investment returns.

(d)
Policyholder liabilities that are sensitive to market conditions

Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between business units depending upon the nature of the 'grandfathered' measurement basis.

Movements in liabilities for some types of business do require bifurcation between the elements that relate to longer-term market condition and short-term effects to ensure that at the net level (ie after allocated investment return and charge for policyholder benefits) the adjusted operating profit reflects longer-term market returns.

For certain Asia non-participating business, for example in Hong Kong, the economic features are more akin to asset management products with policyholder liabilities reflecting asset shares over the contract term. Consequently, for these products, the charge for policyholder benefits in the adjusted operating profit reflects the asset share feature rather than volatile movements that would otherwise be reflected if the local regulatory basis (as applied for the IFRS balance sheet) was used.

For other types of Asia non-participating business, expected longer-term investment returns and interest rates are used to determine the movement in policyholder liabilities for determining adjusted operating profit. This ensures assets and liabilities are reflected on a consistent basis.

(e)
Assets backing other shareholder-financed long-term insurance business

Except in the case of assets backing liabilities which are directly matched (such as unit-linked business) adjusted operating profit for assets backing shareholder-financed business is determined on the basis of expected longer-term investment returns. Longer-term investment returns comprise actual income receivable for the period (interest/dividend income) and for both debt and equity-type securities longer-term capital returns.

Debt securities and loans

In principle, for debt securities and loans, the longer-term capital returns comprise two elements:

  –
  Risk margin reserve based charge for the expected level of defaults for the period, which is determined by reference to the credit quality of the portfolio. The difference between impairment losses in the reporting period and the risk margin reserve charge to the adjusted operating profit is reflected in short-term fluctuations in investment returns; and
  –
  The amortisation of interest-related realised gains and losses to adjusted operating profit to the date when sold bonds would have otherwise matured.

At 31 December 2019, the level of unamortised interest-related realised gains and losses related to previously sold bonds for the Group was a net gain of $916 million (2018: $776 million; 2017: $924 million).

For Asia insurance operations, realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are amortised over the period to the date those securities would otherwise have matured, with no explicit risk margin reserve charge.

For US insurance operations, Jackson has used the ratings by Nationally Recognised Statistical Ratings Organisations (NRSRO) or ratings resulting from the regulatory ratings detail issued by the National Association of Insurance Commissioners (NAIC) to determine the average annual risk margin reserve to apply to debt securities held to back general account business. Debt securities held to back separate account and reinsurance funds withheld are not subject to risk margin reserve charge. Further details of the risk margin reserve charge, as well as the amortisation of interest-related realised gains and losses, for Jackson are shown in note B1.2 note (ii)(c).

Equity-type securities

For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment returns for income and capital having regard to past performance, current trends and future expectations. Different rates apply to different categories of equity-type securities.

For Asia insurance operations, investments in equity securities held for non-linked shareholder-backed business amounted to $3,473 million as at 31 December 2019 (31 December 2018: $2,733 million; 31 December 2017: $2,380 million). The rates of return applied in 2019 ranged from 5.0 per cent to 17.6 per cent (2018: 5.3 per cent to 17.6 per cent ;2017: 4.3 per cent to 17.2 per cent) with the rates applied varying by business unit. These rates are broadly stable from year to year but may be different between regions, reflecting, for example, differing expectations of inflation in each local business unit. The assumptions are for the returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.

The longer-term investment returns for the Asia insurance joint ventures and associate accounted for using the equity method are determined on a similar basis as the other Asia insurance operations described above.

For US insurance operations, as at 31 December 2019, the equity-type securities for non-separate account operations amounted to $1,481 million (31 December 2018: $1,731 million; 31 December 2017: $1,280 million). For these operations, the longer-term rates of return for income and capital applied in the years indicated, which reflect the combination of the average risk-free rates over the year and appropriate risk premiums are as follows:

	2019	2018	2017

Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds	5.5% to 6.7%	6.7% to 7.2%	6.1% to 6.5%
Other equity-type securities such as investments in limited partnerships and private equity funds	7.5% to 8.7%	8.7% to 9.2%	8.1% to 8.5%

Derivative value movements

Generally, derivative value movements are excluded from adjusted operating profit. The exception is where the derivative value movements broadly offset changes in the accounting value of other assets and liabilities included in adjusted operating profit. The principal example of derivatives whose value movements are excluded from adjusted operating profit arises in Jackson.

Equity-based derivatives held by Jackson are as discussed above in section (c) above. Non-equity based derivatives held by Jackson are part of a broad-based hedging programme for features of Jackson's bond portfolio (for which value movements are booked in the statement of other comprehensive income rather than the income statement), product liabilities (for which US GAAP accounting as 'grandfathered' under IFRS 4 does not fully reflect the economic features being hedged), and the interest rate exposure attaching to equity-based product options.

(f)
Fund management and other non-insurance businesses

For these businesses, the determination of adjusted operating profit reflects the underlying economic substance of the arrangements. Generally, realised gains and losses are included in adjusted operating profit with temporary unrealised gains and losses being included in short-term fluctuations. In some instances, realised gains and losses on derivatives and other financial instruments are amortised to adjusted operating profit over a time period that reflects the underlying economic substance of the arrangements.

Analysis of adjusted operating profit

The following tables analyse Prudential's adjusted operating profit by business segment and Prudential's total profit after tax.

	2019 $m

	Asia	US	Total segment	Unallocated to a segment (central operations)	Group total continuing operations

Analysis of profit (loss) before tax attributable to shareholders' returns from continuing operations:
Profit for the year from continuing operations	3,725	(380)	3,345	(1,392)	1,953
Tax charges (credit) attributable to shareholders	468	(345)	123	(154)	(31)

Profit (loss) before tax from continuing operations	4,193	(725)	3,468	(1,546)	1,922
(Gains)/losses from short-term fluctuations in investment returns on shareholder-backed business	(657)	3,757	3,100	103	3,203
Other non-operating items (gains)/losses	(260)	38	(222)	407	185

Adjusted operating profit (loss)	3,276	3,070	6,346	(1,036)	5,310

	2018 $m (AER)

	Asia	US	Total segment	Unallocated to a segment (other operations)	Group total continuing operations

Analysis of profit (loss) before tax attributable to shareholders' returns from continuing operations:
Profit (loss) for the year from continuing operations	1,815	1,982	3,797	(916)	2,881
Tax charges (credit) attributable to shareholders	369	340	709	(140)	569

Profit (loss) before tax from continuing operations	2,184	2,322	4,506	(1,056)	3,450
Losses/(gains) from short-term fluctuations in investment returns on shareholder-backed business	684	134	818	(27)	791
Other non-operating losses	20	107	127	41	168

Adjusted operating profit (loss)	2,888	2,563	5,451	(1,042)	4,409

	2018* $m (CER)

	Asia	US	Total segment	Unallocated to a segment (other operations)	Group total continuing operations

Analysis of profit (loss) before tax attributable to shareholders' returns from continuing operations:
Profit (loss) for the year from continuing operations	1,808	1,982	3,790	(894)	2,896
Tax charges (credit) attributable to shareholders	356	340	696	(126)	570

Profit (loss) before tax form continuing operations	2,164	2,322	4,486	(1,020)	3,466
Losses/(gains) from short-term fluctuations in investment returns on shareholder-backed business	688	134	822	(26)	796
Other non-operating losses	20	107	127	40	167

Adjusted operating profit (loss)	2,872	2,563	5,435	(1,006)	4,429

	2017 $m (AER)

	Asia	US	Total segment	Unallocated to a segment (other operations)	Group total continuing operations

Analysis of profit (loss) before tax attributable to shareholders' returns from continuing operations:
Profit (loss) for the year from continuing operations	2,288	327	2,615	(867)	1,748
Tax charges (credit) attributable to shareholders	326	655	981	(141)	840

Profit (loss) before tax from continuing operations	2,614	982	3,596	(1,008)	2,588
Losses/(gains) from short-term fluctuations in investment returns on shareholder-backed business	1	2,019	2,020	(26)	1,994
Other non-operating gains	(69)	(135)	(204)	-	(204)

Adjusted operating profit (loss)	2,546	2,866	5,412	(1,034)	4,378

	2017† $m (CER)

	Asia	US	Total segment	Unallocated to a segment (other operations)	Group Total continuing operations

Analysis of profit (loss) before tax attributable to shareholders' returns from continuing operations:
Profit (loss) for the year from continuing operations	2,278	327	2,605	(892)	1,713
Tax charges (credit) attributable to shareholders	319	655	974	(144)	830

Profit (loss) before tax from continuing operations	2,597	982	3,579	(1,036)	2,543
Losses/(gains) from short-term fluctuations in investment returns on shareholder-backed business	7	2,019	2,026	(26)	2,000
Other non-operating gains	(70)	(135)	(205)	-	(205)

Adjusted operating profit (loss)	2,534	2,866	5,400	(1,062)	4,338

*
For 2018, the CER results were calculated using the 2019 average exchange rates.
†
For 2017, the CER results were calculated using the 2018 average exchange rates.

Explanation of Performance and Other Financial Measures

	AER			CER*		AER	CER†

	2019 $m	2018 $m	Change %	2018 $m	Change %	2017 $m	2017 $m

Asia
Insurance operationsnote(ii)	2,993	2,646	13%	2,633	14%	2,319	2,306
Asset management	283	242	17%	239	18%	227	228

Total Asia	3,276	2,888	13%	2,872	14%	2,546	2,534

US
Jackson (US insurance operations)note(ii)	3,038	2,552	19%	2,552	19%	13	2,854
Asset management	32	11	191%	11	191%	2,853	12

Total US	3,070	2,563	20%	2,563	20%	2,866	2,866

Other income and expenditure	(926)	(967)	(4)%	(933)	(1)%	(999)	(1,026)

Total adjusted operating profit before tax and restructuring costs	5,420	4,484	21%	4,502	20%	4,413	4,374
Restructuring costs	(110)	(75)	47%	(73)	51%	(35)	(36)
Adjusted operating profit before taxnote(i)	5,310	4,409	20%	4,429	20%	4,378	4,338

Non-operating items:
Short-term fluctuations in investment returns on shareholder-backed businessnote(iii)	(3,203)	(791)	305%	(796)	302%	(1,994)	(2,000)
Amortisation of acquisition accounting adjustments	(43)	(61)	(30)%	(61)	(30)%	(82)	(81)
(Loss) gain attaching to disposal of businesses	(142)	(107)		(106)		286	286

Profit before tax attributable to shareholders	1,922	3,450	(44)%	3,466	(45)%	2,588	2,543

Tax charge attributable to shareholders' returns	31	(569)	(105)%	(570)	(105)%	(840)	(830)

Profit for the year from continuing operations	1,953	2,881	(32)%	2,896	(33)%	1,748	1,713

Profit for the year from discontinued operations	(1,161)	1,142	(202)%	1,092	(206)%	1,333	1,381

Profit for the year attributable to shareholders	792	4,023	(80)%	3,988	(80)%	3,081	3,094

*
For 2018, the CER results were calculated using the 2019 average exchange rates.
†
For 2017, the CER results were calculated using the 2018 average exchange rates.

Notes

(i)
The Group provides supplementary analysis of IFRS profit before tax attributable to shareholders so as to distinguish adjusted operating profit from other elements of total profit. Adjusted operating profit is the basis on which management regularly reviews the performance of Prudential's segments as defined by IFRS 8. Further discussion on the determination of adjusted operating profit is provided in B1.3 to the consolidated financial statements and section "Basis of performance measures" above.
(ii)
The results of the Group's long-term business operations are affected by changes to assumptions, estimates and bases of preparation. Where applicable, these are described in note B3 to the consolidated financial statements.
(iii)
Short-term fluctuations in investment returns on shareholder-backed business comprise:

	Year ended 31 Dec AER $m
	2019	2018	2017

Asia operations	657	(684)	(1)
US operations	(3,757)	(134)	(2,019)
Other operations	(103)	27	26

Total	(3,203)	(791)	(1,994)

Further details on the short-term fluctuations in investment returns are provided below under 'Short-term fluctuations in investment returns' and also in note B1.2 in the consolidated financial statements.

Earnings per share

	AER			CER		AER
	2019 Cents	2018 Cents	Change %	2018 Cents	Change %	2017 Cents

Basic earnings per share based on adjusted operating profit after tax	175.0	145.2	21%	146.0	20%	134.6
Basic earnings per share based on total profit after tax	75.1	111.7	(33)%	112.5	-33%	68

We maintained focus on the execution of our strategy alongside the successful completion of the demerger of M&G plc and that this has continued to deliver positive financial performance in 2019.

Growth has once again been led by our businesses in Asia, which reflects the benefits of our well positioned and broad-based portfolio, which has long focused on high quality, recurring premium business. While Hong Kong has seen a more challenging sales environment, the resilience of its business model is demonstrated by its 24 per cent1 growth in adjusted operating profit, which contributed to the 14 per cent1 increase in adjusted operating profit delivered by our overall Asia business.

Our US business took its first steps in the execution of its diversification strategy, broadened its presence across the US annuity market, delivered increased remittances to the Group and early adopted the new National Association of Insurance Commissioners (NAIC) variable annuity framework. Jackson has successfully demonstrated its ability both to develop and distribute new products in order to diversify its product range. Over time, this will contribute to a more balanced mix of policyholder liabilities which will enhance statutory capital and cash generation. During 2019, this transition has resulted in a higher investment in new business than has been seen in recent periods, with resulting impacts on capital generation.

During 2019 our head office activities incurred costs of $(460) million (2018: $(490) million2). The demerger of M&G plc provides us with the opportunity to optimise the operating model of our Group functions across our head office. We are well advanced in developing and executing plans that will deliver total savings of circa $180 million3, targeting a revised run-rate from 1 January 20214. We have already completed the first phase of this work which will deliver annual savings5 of $55 million.

Over 2019, global equity markets rallied strongly. In the US markets the S&P 500 index increased by 29 per cent over 2019, but government bond yields were generally lower over the period, with the US 10 year government bond yield ending the year at 1.9 per cent (2018: 2.7 per cent).

The impact of these market effects are most prevalent in the US's results. Jackson's hedging programme is focused on managing the economic risks in the business and protecting statutory solvency in the circumstance of large market movements. The hedging programme does not aim to hedge IFRS accounting results and this can lead to volatility in the IFRS results in periods of significant market movements, as was seen in 2019. In particular, while higher equity markets are expected to deliver ultimately increased profitability to Jackson through higher future fee income, this benefit is not fully recognised in the IFRS results in the short term. This contrasts with the impact on the derivatives within the hedging programme, designed to provide protection when markets fall, where rises in equity markets lead to short term losses in the IFRS results. These losses have been exacerbated by falling interest rates in 2019, which have led to an increase in the IFRS liabilities for the guarantees attaching to variable annuities given lower discount rates and lower assumed future separate account growth, impacting directly on the income statement. Collectively, these factors led to an IFRS loss after tax of $(380) million for the US over 2019. The interest rate falls have also led to gains on bonds, which are recognised outside the income statement, and US's IFRS segment shareholders' equity increased from $7,163 million at the end of 2018 to $8,929 million at the end of 2019.

We have presented the results of the UK and Europe operations (referred to as M&G plc) as discontinued operations and have adopted the US dollar as our presentational currency which better reflects the economic footprint of our business going forward. Prior year comparatives have been restated, as required under IFRS. However comparative balance sheet amounts are not restated for discontinued operations. As in previous years, growth rates referred to are on a constant exchange rate basis unless otherwise stated.

IFRS loss after tax from discontinued operations

In the period prior to demerger, $1,319 million IFRS profit after tax was recognised from the discontinued M&G plc business. On distribution to shareholders as a dividend in specie the net assets of the business were remeasured to the market value of M&G plc on listing, resulting in a gain of $188 million recognised within the loss from discontinued operations for the year. As a result of representing the historical results of M&G plc in

US dollars (as opposed to sterling), a loss of $(2,668) million was recognised at the date of demerger representing cumulative foreign exchange differences held in the currency translation reserve. This arose from the fall in the sterling/US dollar exchange rate over the period since the currency translation reserve was established in 2004. This was matched by an equal and opposite gain in other comprehensive income resulting in no overall impact on shareholders' funds. Reflecting the above, the total loss from discontinued operations after tax was $(1,161) million. The rest of this report focuses solely on the continuing operations of the Group.

Adjusted operating profit before tax from continuing operations

Prudential's adjusted IFRS operating profit based on longer-term investment returns (adjusted operating profit) from continuing operations increased in 2019 to $5,310 million (20 per cent higher on a constant and actual exchange rate basis). This increase was driven by higher earnings from our Asia life insurance and asset management operations, and by lower market-related DAC amortisation charges compared with the prior year in the US, as a result of the strong equity market returns achieved in 2019. Other income and expenditure generated a net cost of $(926) million (2018: $(967) million2). Of this, $(179) million related to interest costs in respect of debt instruments transferred to M&G plc on 18 October 2019 prior to completion of the demerger. Excluding these amounts, interest costs for the continuing Group would have been $(337) million, lower than 2018 following the redemption of debt in the first half of 2019.

IFRS basis non-operating items from continuing operations

Non-operating items in 2019 consist of short-term fluctuations in investment returns on shareholder-backed business of negative $(3,203) million (2018: negative $(791) million on an actual exchange rate basis), the net loss arising from corporate transactions undertaken in the year of negative $(142) million (2018: negative $(107) million on an actual exchange rate basis), and the amortisation of acquisition accounting adjustments of negative $(43) million (2018: negative $(61) million on an actual exchange rate basis) arising mainly from the REALIC business acquired by Jackson in 2012.

The $(142) million cost of corporate transactions reflects gains from disposals offset by the $(407) million incurred in the year in connection with the demerger of M&G plc from Prudential plc, in line with our previous guidance. Further information is set out in note D1.1 to the financial statements.

Negative short-term fluctuations comprised positive $657 million (2018: negative $(684) million on an actual exchange rate basis) for Asia, negative $(3,757) million (2018: negative $(134) million) in the US and negative $(103) million (2018: positive $27 million on an actual exchange rate basis) in other operations.

Falling interest rates in certain parts of Asia led to unrealised bond gains in the year which are accounted for within non-operating profit. In the US, rising equity markets and falling interest rates have resulted in negative effects primarily reflecting net losses on hedge instruments used to manage the market exposure of Jackson's products and by changes in the IFRS value for these features. Further discussion of Jackson's non-operating items is contained in the US section of this report.

After allowing for non-operating items, the total profit after tax from continuing items was $1,953 million (2018: $2,881 million2).

In addition to the effects seen above, falling interest rates resulted in unrealised gains of $2.7 billion being recognised outside the income statement as part of other comprehensive income, partially mitigating the adverse effect of market movements on the Group's IFRS shareholders' funds.

IFRS effective tax rates

In 2019, the effective tax rate on adjusted operating profit based on longer-term investment returns from continuing operations was 15 per cent. This was unchanged from 2018.

The 2019 effective tax rate on total IFRS profit was negative (2) per cent (2018: 16 per cent). The decrease in the 2019 effective tax rate reflects increased derivative losses in the US where the effective tax rate on these items is higher (at 21 per cent) than the effective tax rate on profit from Asia operations.

Total tax contribution from continuing operations

The Group continues to make significant tax contributions in the jurisdictions in which it operates, with $2,168 million remitted to tax authorities in 2019. This increased from the equivalent amount of $1,829 million2 remitted in 2018, primarily due to the timing of when various tax payments became due.

Tax strategy

The Group publishes its tax strategy annually which, in addition to complying with the mandatory UK (Finance Act 2016) requirements, also includes a number of additional disclosures, including a breakdown of revenues, profits and taxes for all jurisdictions where more than $5 million tax was paid. This disclosure is included as a way of demonstrating that our tax footprint (ie where we pay taxes) is consistent with our business footprint. An updated version of the tax strategy, including 2019 data, will be available on the Group's website before 31 May 2020.

Capital position, financing and liquidity
Group capital position

Local Capital Summation Method

Following the demerger of M&G plc from Prudential plc, the Hong Kong Insurance Authority (IA) is now the Group-wide supervisor for the Prudential Group. Ultimately, the Group will become subject to the Group-wide Supervision (GWS) Framework which is currently under development by the Hong Kong IA for the industry and is expected to be finalised in the second half of 2020. Until it comes into force, Prudential is applying the local capital summation method (LCSM) that has been agreed with the Hong Kong IA to determine Group regulatory capital requirements.

At 31 December 2019, the Group's LCSM surplus over the Group minimum capital requirement (GMCR) was estimated at $9.5 billion on a shareholder basis6, equivalent to a solvency ratio of 309 per cent, and compares with a like-for-like position at 31 December 2018 of $9.7 billion and ratio of 356 per cent.

The high quality and recurring nature of the Group's operating capital generation and disciplined approach to managing balance sheet risk is evident from the $2.5 billion of in-force capital generation in the period, which supported $0.6 billion of investment in new business (on an LCSM basis), inorganic investment in Asia along with external dividends. The movement in LCSM surplus also includes demerger and other capital related items. More information is set out in note I(i) of the Additional unaudited financial information. The Group's LCSM position is resilient to external macro movements as demonstrated by the sensitivity disclosure contained in note I(i) of the Additional unaudited financial information, alongside further information on the basis of calculation of the LCSM measure.

The Group is no longer subject to Solvency II capital requirements nor regulated by the Bank of England.

	31 December 2019		31 December 2018†
Estimated Group LCSM capital position[6]	Total	Shareholder*	Total	Shareholder*

Available capital ($ billion)	33.1	14.0	27.0	13.5
Group minimum capital requirement (GMCR) ($ billion)	9.5	4.5	7.6	3.8
LCSM surplus (over GMCR) ($ billion)	23.6	9.5	19.4	9.7
LCSM ratio (over GMCR) (%)	348%	309%	355%	356%

*
The shareholder LCSM amounts exclude the available capital and minimum capital requirements of the participating business in Hong Kong, Singapore and Malaysia.
†
Excludes M&G plc and includes $3.7 billion of subordinated debt issued by Prudential plc that was transferred to M&G plc on 18 October 2019.

Financing and liquidity

Shareholders' net core structural borrowings7

	31 Dec 2019 $m	31 Dec 2018 $m

Total borrowings of shareholder-financed businesses	5,594	9,761
Less: holding company cash and short-term investments	(2,207)	(4,121)

Net core structural borrowings of shareholder-financed businesses	3,387	5,640

Gearing ratio*	15%	20%

*
Net core structural borrowings as proportion of IFRS shareholders' funds plus net debt, as set out in note II of the Additional unaudited financial information.

The total borrowings of the shareholder-financed businesses decreased by $(4.2) billion, from $9.8 billion to $5.6 billion in 2019. This reflected the substitution of $4,161 million Tier 2 subordinated notes to M&G plc as part of the demerger (including £300 million 3.875 per cent Tier 2 subordinated notes issued in July 2019), and the redemption of £400 million 11.375 per cent Tier 2 subordinated notes in May 2019. The Group had central cash resources of $2.2 billion at 31 December 2019 (31 December 2018: $4.1 billion), resulting in net core structural borrowings of the shareholder-financed businesses of $3.4 billion at end 2019 (2018: $5.6 billion).

In addition to its net core structural borrowings of shareholder-financed businesses set out above, the Group has access to funding via the medium-term note programme, the US shelf programme (the platform for issuance of SEC registered bonds in the US market), a commercial paper programme and committed revolving credit facilities. All of these are available for general corporate purposes.

Prudential plc has maintained a consistent presence as an issuer in the commercial paper market for the past decade and had $520 million in issue at the year end (2018: $601 million).

As at 31 December 2019, the Group had a total of £2.0 billion of undrawn committed facilities, expiring in 2024. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 31 December 2019.

In addition to the Group's traditional sources of liquidity and financing, Jackson also has access to funding via the Federal Home Loan Bank of Indianapolis with advances secured against collateral posted by Jackson. Given the wide range of Jackson's product set and breadth of its customer base including retail, corporate and institutional clients, further sources of liquidity also include premiums and deposits.

Prudential plc seeks to maintain its financial strength rating which derives, in part, from the high level of financial flexibility to issue debt and equity instruments which is intended to be maintained and enhanced in the future.

Cash remittances

Prudential's consolidated cash flow includes the movement in cash included within both policyholders' and shareholders' funds, such as cash in the with-profits fund. Prudential therefore believes that it is more relevant to consider individual components of the movement in holding company cash flow7 which relate solely to the shareholders.

Holding company cash flow[7]	Actual exchange rate
	2019* $m	2018* $m	Change %

From continuing operations
Asia	950	916	4
US	509	452	13
Other UK (including Prudential Capital)	6	49	(88)

Total net cash remitted from continuing operations	1,465	1,417	3
From discontinued operations
M&G plc	684	842	(19)

Net cash remitted by business units	2,149	2,259	(5)

Central outflows	(522)	(572)
Dividends paid	(1,634)	(1,662)
Other movements	(1,999)	1,153

Total holding company cash flow	(2,006)	1,178

Cash and short-term investments at beginning of year	4,121	3,063
Foreign exchange movements	92	(120)

Cash and short-term investments at end of year	2,207	4,121

*
The holding company cash flow describes the movement in the cash and short-term investments of the centrally managed group holding companies.

Cash remitted to the Group from continuing operations in 2019 amounted to $1,465 million, included $950 million from Asia and $509 million from the US. In addition, $684 million of remittances were received pre-demerger from M&G plc (excluding the $3,841 million pre-demerger dividend used to offset the payment due to M&G plc in return for the substitution of debt).

During 2019, the Group's holding company cash flow was managed in sterling and significant remittances were hedged and recorded on that basis. Growth rates are therefore distorted by the onwards translation into US dollars for presentation purposes. If local currency remittances in Asia had been translated directly into US dollars8, then the growth rate in Asia remittances year-on-year would have been 8 per cent (compared with 4 per cent shown in the table above). The dividend paid by the US in 2019 was $525 million (2018: $450 million). From 1 January 2020, holding company cash flow will be managed in US dollars and no such distortions will occur.

Cash remittances were used to meet central costs of $(522) million, pay dividends of $(1,634) million and meet other expenditure of $(1,999) million. Corporate expenditure includes net interest paid of $(527) million of which $(231) million relates to that expended on debt substituted to M&G plc. Corporate expenditure is net of receipts of $265 million in 2019 from tax received. The level of tax receipts is expected to decline sharply in 2020, and then is not expected to recur going forward given the demerger of UK operations and the level of UK income which can be used to offset central UK expenditure.

Other expenditure of $(1,999) million relates to amounts paid in connection with the demerger and other corporate transactions in the year, including the redemption of subordinated debt in the first half of 2019. Further information is contained in note I(iii) of the Additional unaudited financial information.

As previously indicated, holding company cash was expected to reduce in the second half of 2019. Cash and short-term investments totalled $2.2 billion at the end of the year (2018: $4.1 billion) on an actual exchange rate basis), commensurate with the reduced size of the Group post-demerger. The Group will seek to manage its financial condition such that it has sufficient resources available to provide a buffer to support the retained businesses in stress scenarios and to provide liquidity to service central outflows.

Movement in Shareholders' Funds

	2019 $m	2018 $m

Adjusted operating profit after tax and non-controlling interests from continuing operations[9]	4,528	3,739

Profit after tax for the year[9]	783	4,019
Exchange movements, net of related tax	2,943	(714)
Unrealised gains and losses on US fixed income securities classified as available-for-sale	2,679	(1,446)
Demerger dividend in specie of M&G plc	(7,379)	-
Other dividends	(1,634)	(1,662)
Other	117	9

Net increase (decrease) in shareholders' funds	(2,491)	206
Shareholders' funds at beginning of the year	21,968	21,762

Shareholders' funds at end of the year	19,477	21,968

Shareholders' value per share[10]	749¢	847¢

Group IFRS shareholders' funds in the 12 months to 31 December 2019 decreased by 11 per cent to $19.5 billion (31 December 2018: $22.0 billion on an actual exchange rate basis) principally as a result of the demerger of M&G plc which reduced shareholders' funds by $(7.4) billion. Excluding this effect, shareholders' funds increased by $4.9 billion primarily as a result of profit after tax from continuing businesses of $1.9 billion, profit generated by M&G plc up to the date of demerger of $1.3 billion and unrealised gains on fixed income securities of Jackson of $2.7 billion following a decrease in US long-term interest rates. These amounts were offset by dividends paid in the year of $(1.6) billion.

The total return from continuing operations (including other comprehensive income) on Group's closing shareholders' funds for the year was 27 per cent11, after excluding items arising from the demerger of $528 million (being costs of undertaking the demerger and interest). The demerger alters the size of the Group's shareholders' equity and the nature of its operations, rendering a comparison with the prior year return on shareholders' funds value unrepresentative.

Dividend

The Board has approved a 2019 second interim ordinary dividend of 25.97 cents per share, equivalent to the 19.60 pence per share previously indicated in the demerger Circular.

The Board considers dividends to be an important component of total shareholder return and adopted a progressive dividend policy for the Group following the demerger. The level of dividend growth will be determined after taking into account the Group's capital generation capacity, financial prospects and investment opportunities, as well as market conditions. The Group's 2020 dividend under the new progressive dividend policy will be determined from a 2019 US dollar base of $958 million12 (36.84 cents per share), equivalent to the circa £750 million previously disclosed in the Circular. This policy is expected to result, over the medium term, in future central outflows ie dividends, debt interest costs and other central expenses (including central payments for bancassurance distribution agreements and restructuring costs) net of tax recoverables, being covered by remittances from business units.

The Board intends to maintain the Group's existing formulaic approach to first interim dividends, which are calculated as one-third of the previous year's full-year dividend.

Asia

Operational and financial highlights

Our 2019 Asia financial results reflect the benefits of our diverse and well-positioned portfolio across the Asia region, the resilience of the longer-term growth drivers in these markets, our long-held prioritisation of high quality, recurring premium life insurance business and focused execution on our key strategic priorities.

Our earnings continue to be supported by high quality drivers with a 14 per cent increase in insurance margin, underpinned by our protection propositions for customers, alongside 18 per cent growth in asset management earnings, helped by a 15 per cent increase in average funds under management. This led to a 14 per cent increase in overall Asia adjusted operating profit with eight insurance markets delivering double-digit growth.

Local statutory capital

We maintained a resilient balance sheet with a robust shareholder LCSM surplus of $4.7 billion and coverage ratio of 253 per cent at 31 December 2019 (31 December 2018: $3.6 billion and 244 per cent) supported by our expertise in risk management and a conservative approach to credit risk. We seek to safeguard our business from market volatility through our strong focus on protection products and our prudent asset and liability management strategy, which continues to be well-matched by both currency and duration.

IFRS earnings

Overall, Asia adjusted operating profit increased by 14 per cent to $3,276 million, with life insurance earnings up 14 per cent and asset management earnings up 18 per cent. Our Asia life insurance earnings growth is broad-based and at scale, reflecting the benefits of our focus on high quality recurring premium business and well diversified business portfolio. 86 per cent13 of our total life income (excluding other income described below) arises from insurance margin and fee income, again supporting stable profit progression across market cycles.

Overall, eight insurance markets reported double-digit growth, with five delivering growth of 20 per cent or more. Six markets delivered annual adjusted operating profit of above $200 million and three in the region of $500 million or higher. At a market level, highlights include Hong Kong (up 24 per cent) driven by the high quality of its in-force growth, China JV (up 20 per cent), Vietnam (up 20 per cent) and the Philippines (up 26 per cent). Adjusted operating profit in Indonesia of $540 million remains at a high level, but was 3 per cent below the prior period.

Profit margin analysis of Asia long-term insurance and asset management operations14

	Actual exchange rate				Constant exchange rate
	2019		2018		2018
	$m	Margin bps	$m	Margin bps	$m	Margin bps

Spread income	321	108	310	125	305	124
Fee income	286	105	280	106	277	106
With-profits	107	18	95	20	94	20
Insurance margin	2,244		1,978		1,966
Other income	3,229		2,982		2,962

Total life income	6,187		5,645		5,604
Expenses:
Acquisition costs*	(2,156)	(42)%	(2,007)	(40)%	(1,991)	(40)%
Administration expenses	(1,437)	(252)	(1,374)	(269)	(1,359)	(268)
DAC adjustments	430		435		430
Share of related tax charges from joint ventures and associates	(31)		(53)		(51)

Long-term insurance business pre-tax adjusted operating profit	2,993		2,646		2,633

Eastspring	283		242		239

Adjusted operating profit from long-term business and asset management before restructuring costs	3,276		2,888		2,872

Tax charge	(436)		(411)		(408)

Adjusted operating profit after tax for the year before restructuring costs	2,840		2,477		2,464

Non-operating profit after tax	885		(662)		(665)

Profit for the year after tax before restructuring costs	3,725		1,815		1,799

*
The ratio of acquisition costs is calculated as a percentage of APE sales including with-profits sales. The acquisition costs include only those relating to shareholder-backed business. APE is defined under the section 'EEV Basis, New Business Results and Free Surplus Generation' in this document.

Our earnings continue to be based on high-quality drivers. The overall 14 per cent growth in Asia life insurance adjusted operating profit to $2,993 million (2018: $2,633 million1) was driven principally by 14 per cent growth in insurance margin related revenues and reflects our ongoing focus on recurring premium health and protection products, and the associated continued growth of our in-force business. Renewal premiums10, reflecting the long-term nature of our insurance business, grew 12 per cent.

Fee income increased by three per cent, broadly in line with the increase in average unit-linked liabilities, while spread income rose by five per cent given changes in product and geographical mix and lower interest rates in the period.

With-profits earnings relate principally to the shareholders' share in bonuses declared to policyholders. As these bonuses are typically weighted to the end of a contract, under IFRS, with-profit earnings consequently emerge only gradually over time. The 14 per cent growth in with-profits earnings reflects the ongoing growth in these portfolios.

Other income primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses. As such, the 9 per cent increase in margin on revenues largely reflects ongoing business growth and the associated continued growth in overall premiums received. Acquisition costs borne by shareholders increased by 8 per cent in relation to a 4 per cent increase in overall APE sales. The ratio of shareholder acquisition costs to shareholder related APE sales (excluding with-profits related sales) reduced to 66 per cent (2018: 69 per cent on an actual exchange rate) as a result of changes in product mix. Administration expenses, including renewal commissions, increased by 6 per cent reflecting ongoing business growth.

Asset management

	Actual exchange rate
	2019 $m	2018 $m	Change %

Total external net flows	8,909	(2,118)	n/a

External funds under management ($bn)	124.7	77.8	60
Internal funds under management ($bn)	116.4	114.9	1

Total funds under management ($bn)	241.1	192.7	25
Analysis of adjusted operating profit
Retail operating income	392	336	17
Institutional operating income	244	230	6

Operating income before performance related fees	636	566	12
Performance-related fees	12	23	(48)

Operating income (net of commission)	648	589	10
Operating expense	(329)	(311)	(6)
Group's share of tax on joint ventures' adjusted operating profit	(36)	(36)	-

Adjusted operating profit	283	242	17

Adjusted operating profit post-tax	250	212	18

Average funds managed by Eastspring	$214.0bn	$186.3bn	15
Margin based on operating income	30bps	30bps	-
Cost/income ratio[10]	52%	55%	(3)ppts

Eastspring delivered a strong performance in 2019 reflecting positive operating momentum and the benefit of recent acquisitions. Overall funds under management of $241.1 billion and adjusted operating profit of $283 million, are at record levels.

The increase in external funds under management to $124.7 billion (2018: $77.8 billion) reflected $8.9 billion15 (2018: $(2.1) billion15) in positive third-party net flows, favourable market performance and $7.5 billion from the TFUND acquisition in December 2019. In addition, following the demerger of M&G plc, $26.7 billion of M&G related assets have been reclassified to external from internal funds under management.

Third party net inflows were positive in both retail and institutional products and across both equity and fixed income funds, reflecting the benefit of new products and mandates. Overall funds under management were also supported by continued positive internal net flows resulting in total funds under management of $241.1 billion at year end (2018: $192.7 billion on an actual exchange rate basis).

An increase in average funds managed by Eastspring of 15 per cent2 resulted in adjusted operating profit rising by 18 per cent (up 17 per cent on an actual exchange rate basis) to $283 million and growth in operating income of 10 per cent2. Disciplined cost management has led to an improvement in its cost-income ratio10 to 52 per cent (2018: 55 per cent on an actual exchange rate basis), with operating expenses increasing at a slower rate of 8 per cent (6 per cent on an actual exchange rate basis).

Asia return on closing IFRS shareholders' funds

	2019	2018

Operating return on closing shareholders' funds (%)	26	30
Total comprehensive return on closing shareholders' funds (%)	36	20

The benefit of our focus on profitable and capital efficient health and protection, with-profit and asset management businesses is evident in the attractive 26 per cent (2018: 30 per cent) return delivered on closing segment equity over 2019.

United States

Operational and financial highlights

The financial performance of the US business in the period reflects the impact of the execution of the first steps of its strategic diversification together with the varying financial effects of strong US equity market performance and lower interest rates in the period. We have decided to adopt early as at 31 December 2019 the new National Association of Insurance Commissioners (NAIC) capital rules related to variable annuities. All of the results below reflect the whole US segment, except for the discussion on local statutory capital which covers Jackson National Life only.

Movement in policyholder liabilities

	2019 $m		2018 $m
	Separate account liabilities	General account and other liabilities	Separate account liabilities	General account and other liabilities

At 1 January	163,301	73,079	176,578	67,905
Premiums	12,776	8,200	14,646	3,967
Surrenders	(12,767)	(4,575)	(11,746)	(4,465)
Maturities/deaths	(1,564)	(1,823)	(1,449)	(1,238)

Net flows	(1,555)	1,802	1,451	(1,736)

Addition for closed block of group pay-out annuities in the US	-	-	-	5,532
Transfers from general to separate account	951	(951)	708	(708)
Investment-related items and other movements	32,373	549	(15,436)	2,086

At 31 December	195,070	74,479	163,301	73,079

Overall US net flows were $0.2 billion over the year (2018: $(0.3) billion). Separate account net flows were negative at $(1.6) billion (2018: positive $1.5 billion), reflecting lower new sales of variable annuities in the period and expected higher levels of surrenders as the in-force book develops. Investment related movements reflect favourable investment performance driven by strong capital market returns. General account net flows were $1.8 billion (2018: $(1.7) billion), driven by higher new sales in the period. Total year-end policyholder liabilities were $269.5 billion (2018: $236.4 billion), with separate account liabilities at $195.1 billion and general account and other liabilities at $74.5 billion.

IFRS earnings

Profit margin analysis of US long-term insurance and asset management operations14

	2019		2018
	$m	Margin bps	$m	Margin bps

Spread income	642	112	778	155
Fee income	3,292	182	3,265	183
Insurance margin	1,317		1,267
Other income	26		14

Total life income	5,277		5,324
Expenses:
Acquisition costs*	(1,074)	(48)%	(1,013)	(49)%
Administration expenses	(1,675)	(68)	(1,607)	(69)
DAC adjustments	510		(152)

Long-term insurance business pre-tax adjusted operating profit	3,038		2,552

Asset management	32		11

Adjusted operating profit from long-term business and asset management before restructuring costs	3,070		2,563

Tax charge	(437)		(402)

Adjusted operating profit after tax for the year before restructuring costs	2,633		2,161
Non-operating profit after tax	(3,013)		(179)

(Loss) profit for the year after tax before restructuring costs	(380)		1,982

*
The ratio of acquisition costs is calculated as a percentage of APE sales including with-profits sales. The acquisition costs include only those relating to shareholder-backed business. APE is defined under the section 'EEV Basis, New Business Results and Free Surplus Generation' in this document.

Adjusted operating profit

US long-term adjusted operating profit was $3,038 million (2018: $2,552 million), and reflects the benefit of favourable market-related DAC adjustments in the period compared with unfavourable DAC adjustments in the prior period.

Fee income was marginally higher compared with the prior period, with the benefit of a 2 per cent increase in average separate account balances largely offset by a modest decline in the average fee margin14.

Spread income declined to $642 million (2018: $778 million) reflecting the combination of lower core spread income and lower income derived from swaps held for duration management purposes. The development of the core spread income was driven by the effect of lower invested asset yields and the full consolidation of the assets acquired with the John Hancock transaction towards the end of 2018, resulting in a reduction in the spread margin to 112 basis points (2018: 155 basis points).

Insurance margin primarily represents income from variable annuity guarantees and profits from legacy life businesses. This increased by 4 per cent to $1,317 million (2018: $1,267 million) mainly as a result of higher income from variable annuity guarantees.

Acquisition costs increased by 6 per cent, broadly in line with the 8 per cent increase in new APE sales. Administrative expenses increased from $(1,607) million in 2018 to $(1,675) million in 2019, primarily as a result of higher asset-based commissions. Excluding these asset-based commissions, the resulting administration expense ratio would be 33 basis points (2018: 34 basis points).

DAC adjustments, being the cost deferred on sales in the period net of amortisation of amounts deferred previously, of $510 million (2018: $(152) million) were favourable compared with the prior period, in part due to higher sales in the period. Over 2019, strong capital market returns resulted in a separate account investment performance materially in excess of that assumed within the DAC mean reversion formula which led to a favourable DAC deceleration effect of $280 million (2018: unfavourable DAC acceleration effect of $(259) million).

Non-operating items

The non-operating result was negative $(3,795) million pre-tax (2018: negative $(241) million pre-tax) and contributed to a net loss after tax of $(380) million (2018: net income $1,982 million).

In the US, Jackson provides certain guarantees on its annuity products, the value of which would typically rise when equity markets fall and long-term interest rates decline. Jackson charges fees for these guarantees which are in turn used to purchase downside protection, in particular options and futures to mitigate the effect of equity market falls. Under IFRS, accounting for the movement in the valuation of these derivatives, which are all fair valued, is asymmetrical to the movement in guarantee liabilities, which are not fair valued in all cases. Jackson designs its hedge programme to protect the economics of the business from large movements in investment markets and accepts the variability in accounting results. Non-operating losses of $(3,795) million in the year mainly reflect the effect of lower interest rates on guarantee liabilities and the impact of higher equity markets on both guarantee liabilities and associated derivatives given that the S&P 500 index ended the year 28.9 per cent higher than at the start of the year. While the resulting negative mark-to-market movements on these hedging instruments are recorded in the current year, the related increases in fee income that arise from the higher asset values managed, will be recognised and reported in future years.

In addition to the effects seen above, falling interest rates resulted in gains of $2.7 billion being recognised outside the income statement on bonds held by Jackson's general account. In total, Jackson's segment shareholders' funds increased to $8,929 million (2018: $7,163 million).

Local statutory capital – Jackson National Life (Jackson)

Jackson applies the US statutory reserve and capital framework required by the NAIC and adopted the NAIC's changes to this framework for variable annuities with effect from 31 December 2019. This new capital methodology incorporates a unified approach to reserving and required capital determination. In addition, with effect from 1 October 2019, Jackson chose not to renew its long-standing permitted practice to exclude unrealised gains on certain derivative instruments taken out to protect Jackson against declines in long-term interest rates.

After adopting this new regime, the surplus of available capital over required capital (set at 100 per cent of the Company Action Level) was $3,795 million. This equated to a risk-based capital ratio of 366 per cent (2018: 458 per cent using the previous NAIC framework). An analysis of the estimated movement in Jackson's risk-based capital position over 2019 is set out below. Jackson continues to remain within its existing risk appetite and expects the new capital regime to result in a more stable RBC ratio than under the previous regime, in low interest rate scenarios.

	Total available capital $m	Required capital $m	Surplus $m	Ratio %

1 January 2019	5,519	1,204	4,315	458

Capital generation from new business written during 2019	119	263	(144)	(75)
Operating capital generation from business in force at 1 January 2019*	1,406	(125)	1,531	141

Operating capital generation	1,525	138	1,387	66

Adoption of NAIC reforms (see above)	279	137	142	(17)
Other non-operating movements, including market effects and removal of the permitted practice	(1,577)	(53)	(1,524)	(104)
Dividends paid	(525)	-	(525)	(37)

31 December 2019	5,221	1,426	3,795	366

*
Includes operating experience variances and the impact of John Hancock

Over the period, statutory operating capital generation of $1.4 billion increased the RBC ratio by 66 percentage points, comprising 118 percentage points ($1.2 billion) from in-force capital generation, reduced by 75 percentage points ($(0.1) billion) for the capital strain of writing new business, and 23 percentage points ($0.3 billion) of one-off benefits related to the recent John Hancock acquisition. In line with the product diversification strategy previously outlined and Jackson's accelerated sales growth of fixed index and new fixed annuity products, the capital strain from selling non-VA products was 64 percentage points of the total 75 percentage points of new business strain.

Non-operating and other capital movements reduced the RBC ratio by 121 percentage points ($(1.4) billion) due to:

  •
  adoption of the new capital regime at 31 December 2019, resulting in a one-off reduction in the RBC ratio of 17 percentage points;
  •
  one-off hedge losses in respect of managing through the changeover to the new regime representing a 28 percentage point fall in the RBC ratio;
  •
  an increase in deferred tax assets not admitted as statutory capital, which reduced the RBC ratio by 26 percentage points, bringing the total non-admitted DTA to $0.9 billion at 31 December 2019. $0.5 billion of this non-admitted DTA balance relates to hedge losses incurred in 2019 which are required to be spread over three years for tax purposes and so is expected to be carried forward to be deducted from Jackson's taxable income in the next two years; and
  •
  other non-operating items that reduced the RBC ratio by 50 percentage points, primarily representing variable annuity net hedge losses in the period given asymmetries between the statutory accounting basis and the economics hedged by Jackson.

During 2019 Jackson remitted $(525) million to Prudential, representing around half of Jackson's operating capital generation in the period (excluding John Hancock effects), which reduced the RBC ratio by 37 percentage points.

As previously announced, from 2020 Jackson's remittances are expected to be more evenly spread over the calendar year than in prior periods.

In respect of the previously noted ongoing NAIC review of the C-1 bond factors in the required capital calculation, the expected implementation has been delayed to 2021 or thereafter. After adoption of the new capital regime, the estimated reduction in RBC ratio under the current proposal is circa 10 to 20 points.

US return on closing IFRS shareholders' funds.

	2019	2018

Operating return on closing shareholders' funds (%)	29	30
Total comprehensive return on closing shareholders' funds (%)	26	7

The US operating return on segment equity was 29 per cent (2018: 30 per cent). The total comprehensive return on segment equity, including non-operating and other comprehensive income movements, described above, was 26 per cent (2018: 7 per cent).

Notes

1
On a constant exchange rate basis.
2
On an actual exchange rate basis.
3
As compared with 2018 and before a planned $10 million increase in Africa costs as business grows.
4
Approximately half of the corporate expenditure is incurred in sterling and our assumptions forecast an exchange rate of £1=$1.2599.
5
From 1 January 2021.
6
Surplus over Group minimum capital requirement and estimated before allowing for second interim ordinary dividend. Shareholder business excludes the available capital and minimum requirement of participating business in Hong Kong, Singapore and Malaysia. Further information on the basis of calculation of the LCSM measure is contained in note I(i) of the Additional unaudited financial information.
7
Net cash remitted by business units are included in the holding company cash flow, which is disclosed in detail in note I(iii) of the Additional unaudited financial information. This comprises dividends and other transfers from business units that are reflective of emerging earnings and capital generation.
8
Using the relevant month-end spot rate.
9
Excluding profit for the year attributable to non-controlling interests.
10
See note II of the Additional unaudited financial information for definition and reconciliation to IFRS balances.
11
See note I(iii) of the Additional unaudited financial information for the basis of calculation.
12
The pro forma dividend for 2019 of the $958 million represents the first interim ordinary dividend paid of $528 million (£428 million based on spot exchange rate at the payment date) plus the second interim ordinary dividend of $675 million (£510 million based on spot rate at 31 December 2019) less the contribution of remittances from the discontinued M&G plc business to the second interim ordinary dividend of $245 million (£185 million based on spot exchange rates at 31 December 2019).
13
Total insurance margin ($2,244 million) and fee income ($286 million) of $2,530 million divided by total life income excluding other income of $2,958 million (Comprised of total life income of $6,187 million less other income of $3,229 million).
14
For discussion on the basis of preparation of the sources of earnings in the table see note I(iv) of the Additional unaudited financial information.
15
Excludes Money Market Funds.

Explanation of Movements in Profit before Shareholder Tax by Nature of Revenue and Charges

The following table shows Prudential's consolidated total revenue and consolidated total charges for the years presented:

	Actual Exchange Rate
	2019 $m	2018* $m	2017* $m

Continuing operations:
Gross premiums earned(a)	45,064	45,614	39,800
Outward reinsurance premiums	(1,583)	(1,183)	(1,304)

Earned premiums, net of reinsurance	43,481	44,431	38,496
Investment return(b)	49,555	(9,117)	35,574
Other income	700	531	1,319

Total revenue, net of reinsurance	93,736	35,845	75,389

Benefits and claims	(85,475)	(26,518)	(63,718)
Reinsurers' share of benefits and claims	2,985	1,598	1,330
Movement in unallocated surplus of with-profits funds	(1,415)	1,494	(1,420)

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance(c)	(83,905)	(23,426)	(63,808)
Acquisition costs and other expenditure(d)	(7,283)	(8,527)	(8,649)
Finance costs: interest on core structural borrowings of shareholder-financed businesses	(516)	(547)	(548)
(Loss) gain on disposal of businesses and corporate transactions	(142)	(107)	292

Total charges net of reinsurance	(91,846)	(32,607)	(72,713)

Share of profit from joint ventures and associates net of related tax	397	319	233

Profit before tax (being tax attributable to shareholders' and policyholders' returns)note	2,287	3,557	2,909
Remove tax charge attributable to policyholders' returns	(365)	(107)	(321)

Profit before tax attributable to shareholders' returns	1,922	3,450	2,588

Total tax charge attributable to shareholders' and policyholders' returns	(334)	(676)	(1,161)
Remove tax credit attributable to policyholders' returns	365	107	321

Tax credit (charge) attributable to shareholders' returns	31	(569)	(840)

Profit from continuing operations	1,953	2,881	1,748

Discontinued UK and Europe operations' profit after tax	1,319	1,142	1,333
Re-measurement of discontinued operations on demerger	188	-	-
Cumulative exchange loss recycled from other comprehensive income	(2,668)	-	-

(Loss) profit from discontinued operations	(1,161)	1,142	1,333

Profit for the year	792	4,023	3,081

*
The 2018 and 2017 comparative results have been re-presented from those previously published to reflect the change in the Group's presentation currency from pounds sterling to US dollars (as described in note A1 to the consolidated financial statements) and the reclassification of the Group's UK and Europe operations as discontinued operations in 2019 (as described in note A2 to the consolidated financial statements).

Note

This measure is the formal profit before tax measure under IFRS. It is not the result attributable to shareholders principally because total corporate tax of the Group includes those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the IFRS profit before tax measure is not representative of pre-tax profit attributable to shareholders as it is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of with-profits funds after adjusting for tax borne by policyholders.

(a)
Gross premiums earned

	2019 $m	2018 $m	2017 $m

Asia*	23,757	21,989	20,220
US	21,209	23,573	19,545
Unallocated to a segment (Africa)	98	52	35

Total	45,064	45,614	39,800

*
The Asia's gross premiums earned shown is after the elimination of the intra-group transactions with the discontinued UK and Europe operations up to their demerger.

Gross premiums earned for insurance operations total are $45,064 million in 2019, in line with $45,614 million in 2018. This reflects a growth of $1,768 million or 8 per cent in the Group's Asia operations, offset by a decline in the US operations of $2,364 million or 10 per cent. The gross premiums earned shown in the table above exclude premiums on investment contracts without discretionary participation features (as defined by IFRS 4) in accordance with IAS 39 to reflect the deposit nature of the arrangement.

Asia

Gross premiums earned reflect the aggregate of single and regular premiums of new business sold in the year and premiums on annual business sold in previous years.

Gross premiums for Asia have increased by $1,768 million or 8 per cent from $21,989 million in 2018 to $23,757 million in 2019 on an AER basis. On a CER basis, gross earned premiums in Asia have increased by 13 per cent from 2018 to 2019, from $21,023 million in 2018 to $23,757 million in 2019, reflecting the continued growth of our in-force business. In 2019, total gross new business premiums earned for Asia were $6,386 million compared to $6,421 million in 2018 on an AER basis. Lower level of sales in Hong Kong were balanced by higher overall sales in markets outside Hong Kong.

In Hong Kong, domestic business was resilient with new product launches and focused management actions leading to an increase in local sales. This was supported by strong take-up of our annuity and medical reimbursement products that are eligible for tax incentives that were newly introduced by the government. Our Hong Kong life insurance business serves the health and savings needs of both domestic as well as visiting mainland Chinese consumers. The social unrest drove a decline in mainland Chinese visitors in the second half of 2019 inhibiting sales to this segment which led to a reduction in related sales.

In the China JV, sales were higher reflecting a strong performance by both agency and bancassurance channels with the latter reflecting the success of our strategy to drive increased branch activation. In Indonesia, the benefits of a recent substantial reform of our agency channel and new product launches supported an increase in sales. The broad-based performance of our other life insurance markets led to an increase in related new sales, with particularly strong growth in the Philippines of regular premium products with a shift towards higher-margin health and protection products.

US (Jackson)

Gross premiums have decreased by 10 per cent from $23,573 million in 2018 to $21,209 million in 2019, largely due to the inclusion in 2018 of the one-off reinsurance agreement between Jackson and John Hancock USA. The transaction resulted in an addition to gross premiums earned of circa $5.0 billion. Excluding the premiums from this transaction, the increase in premiums from 2018 to 2019 is mainly due to increases in both fixed index and fixed annuity products reflecting our intention to diversify our product mix over time to balance the overall risk profile of Jackson better. This was supported by new product launches and additional distribution initiatives.

(b)
Investment return

	2019 $m	2018 $m	2017 $m

Asia	14,975	(2,876)	11,593
US	34,594	(6,393)	23,888
Unallocated to a segment and intra-segment elimination	(14)	152	93

Total	49,555	(9,117)	35,574

Investment return principally comprises interest income, dividends, investment appreciation/depreciation (realised and unrealised gains and losses) on investments designated as fair value through profit and loss and realised gains and losses, including impairment losses, on securities designated as available-for-sale. Movements in unrealised appreciation/depreciation of debt securities designated as available-for-sale are not reflected in investment return but are recorded in other comprehensive income.

Allocation of investment return between policyholders and shareholders

Investment return is attributable to policyholders and shareholders. A key feature of the accounting policies under IFRS is that the investment return included in the income statement relates to all investment assets of the Group, irrespective of whether the return is attributable to shareholders, policyholders or the unallocated surplus of with-profits funds, the latter two of which have no direct impact on shareholders' profit. The table below provides a breakdown of the investment return for each of the Group's operations attributable to each type of business.

	2019 $m	2018 $m	2017 $m

Asia
Policyholder returns
Assets backing unit-linked liabilities	2,154	(1,162)	3,506
With-profits business	8,960	(1,831)	6,044

	11,114	(2,993)	9,550
Shareholder returns	3,861	117	2,043

Total	14,975	(2,876)	11,593

US
Policyholder returns - Assets held to back separate account (unit-linked) liabilities	38,113	(9,774)	24,745
Shareholder returns	(3,519)	3,381	(857)

Total	34,594	(6,393)	23,888

Unallocated to a segment
Shareholder returns	(14)	152	93

Group Total
Policyholder returns	49,227	(12,767)	34,295
Shareholder returns	328	3,650	1,279

Total from continuing operations	49,555	(9,117)	35,574

Policyholder returns

The returns as shown in the table above are delineated between those returns allocated to policyholders and those allocated to shareholders. In making this distinction, returns allocated to policyholders are those from investments in which shareholders have no direct economic interest, namely:

–
Unit-linked business in Asia for which the investment returns are wholly attributable to policyholders;
–
Separate account business in the US, the investment returns of which are also wholly attributable to policyholders; and
–
With-profits business in Asia (in which the shareholders' economic interest, and the basis of recognising IFRS basis profits, is restricted to a share of the actuarially determined surplus for distribution). Except for this surplus the investment returns of the with-profits funds are attributable to policyholders (through the asset-share liabilities) or the unallocated surplus, which is accounted for as a liability under IFRS 4.

The investment returns related to the types of business mentioned above do not impact shareholders' profits directly. However, there is an indirect impact, for example, investment-related fees or the effect of investment returns on the shareholders' share of the cost of bonuses of with-profits funds.

Investment returns for unit-linked and similar products have a reciprocal impact on benefits and claims, with an increase/decrease in market returns on the attached pool of assets affecting policyholder benefits on these products. Similarly for with-profits funds there is a close correlation between increases or decreases in investment returns and the level of combined charge for policyholder benefits and movement in unallocated surplus that arises from such returns.

Shareholder returns

For shareholder-backed non-with-profits business in Asia, the investment returns are not directly attributable to policyholders and, therefore, impact shareholders' profit directly.

Changes in shareholders' investment returns in the US primarily reflect movements in the investment income, and realised gains and losses together with movements in the value of the derivative instruments held to manage equity risk and interest rate exposures and durations arising within the general account (including variable annuity and fixed index annuity guarantees) and movements in GMIB reinsurance amounts. Separately within Benefits and Claims, there is a charge for the allocation made to policyholders through the application of crediting rates for Jackson's relevant lines of business.

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

(i)
debt securities, primarily in the general account in the US, which are accounted for on an IAS 39 available-for-sale basis. In this respect realised gains and losses (including impairment losses) are recorded in the income statement, while movements in unrealised appreciation or depreciation are booked as other comprehensive income. As a result, the changes in unrealised fair value of these debt securities are not reflected in Prudential's investment returns in the income statement. The unrealised gains and losses in the income statement of US operations primarily arise on the assets of the US separate account business; and
(ii)
loans and receivables, which are generally carried at amortised cost (unless designated at fair value through profit or loss).

Subject to the effect of these two exceptions, the year-on-year changes in investment returns primarily reflect the generality of overall market movements for equities and debt securities. In addition, foreign exchange rates affect the US dollar value of the translated income. Consistent with the treatment applied for other items of income and expenditure, investment returns for operations not using US dollars as functional currency are translated at average exchange rates.

Asia

The table below provides an analysis of investment return attributable to Asia operations for the years presented:

	2019 $m	2018 $m	2017 $m

Interest/dividend income (including foreign exchange gains and losses)	2,493	2,228	2,171
Investment appreciation (depreciation)*	12,482	(5,104)	9,422

Total	14,975	(2,876)	11,593

*
Investment appreciation/depreciation comprises net realised or unrealised gains or losses on the investments.

In Prudential's Asia operations, debt and equity securities account for 55 per cent and 38 per cent respectively, of the total investment portfolio at 31 December 2019. The remaining portion of the total investment portfolio were primarily loans and deposits with credit institutions. The total proportion of the investment portfolio invested in equities and debt securities were similar in 2018. In Asia, investment returns increased from a loss of $(2,876) million in 2018 to a gain of $14,975 million in 2019. This increase in investment returns primarily reflects the favourable change in investment appreciation of $17,851 million, driven by favourable debt and equity market performances in 2019. Falling interest rates in certain parts of Asia led to unrealised bond gains in the year compared to unrealised losses in the prior year. In addition, equity market movements were favourable during the year with the MSCI Asia excluding Japan index up 15 per cent during 2019 compared to a decline of 16 per cent in 2018. These favourable movements in the returns on equities have a more significant impact on the with-profits funds and unit-linked business in Asia.

US (Jackson)

The table below provides an analysis of investment returns attributable to US operations for the years presented:

	2019 $m	2018 $m	2017 $m

Investment return of investments backing US separate account liabilities	38,113	(9,774)	24,745
Other investment return	(3,519)	3,381	(857)

Total	34,594	(6,393)	23,888

In the US, investment return has increased from a loss of $(6,393) million in 2018 to a gain of $34,594 million in 2019. This $40,987 million favourable change arises from the increase of $47,887 million in the investment return of investments backing variable annuity separate account liabilities from a loss of $(9,774) million in 2018 to a gain of $38,113 million in 2019, partially offset by a decrease in other investment returns from a gain of $3,381 million in 2018 to a loss of $(3,519) million in 2019. The higher separate account return is primarily driven by strong capital market returns in 2019, with the S&P 500 index up 28.9 per cent and the US government 10-year bond yield falling to 1.9 per cent at the end of 2019 (2018: 2.7 per cent). The decrease of $6,900 million in other investment returns primarily reflects net losses from derivative instruments held to manage market risk exposures of Jackson's products incurred in 2019 compared to gains in 2018 as discussed in note B1.2 to the consolidated financial statements.

Unallocated to a segment

The investment returns for unallocated to a segment and intra-segment elimination was negative $(14) million in 2019 compared with positive $152 million in 2018.

(c)    Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance

	2019 $m	2018 $m	2017 $m

Asia*	(29,119)	(11,664)	(23,574)
US	(54,734)	(11,736)	(40,220)
Unallocated to a segment	(52)	(26)	(14)

Total	(83,905)	(23,426)	(63,808)

*
The Asia's benefits and claims shown is after the elimination of the intra-group transactions with the discontinued UK and Europe operations up to their demerger.

Benefits and claims represent payments, including final bonuses, to policyholders in respect of maturities, surrenders and deaths plus changes in technical provisions (which primarily represent the movement in amounts owed to policyholders) net of any associated reinsurance recoveries. The movement in unallocated surplus of with-profits funds represents the transfer to and from the unallocated surplus each year through a charge (credit) to the income statement of the annual excess or shortfall of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders.

The underlying reasons for the year-on-year changes in benefits and claims and movement in unallocated surplus in each of Prudential's insurance operations are changes in the incidence of claims incurred, movements in policyholders' liabilities, and movements in unallocated surplus of with-profits funds.

The charge for total benefit and claims and movement in unallocated surplus, of with-profits funds, net of reinsurance, increased by $60,479 million in 2019 to a charge of $(83,905) million compared with a charge of $(23,426) million in 2018 as shown below:

	2019 $m	2018 $m	2017 $m

Claims incurred, net of reinsurance	(28,544)	(26,291)	(24,533)
(Increase) decrease in policyholder liabilities, net of reinsurance	(53,946)	1,371	(37,855)
Movement in unallocated surplus of with-profits funds	(1,415)	1,494	(1,420)

Benefits and claims and movement in unallocated surplus, net of reinsurance	(83,905)	(23,426)	(63,808)

The charge for benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance, shown in the table above exclude claims on investment contracts without discretionary participation features (as defined by IFRS 4) in accordance with IAS 39 to reflect the deposit nature of the arrangement.

Additionally, the movements in policyholder liabilities and unallocated surplus of with-profits funds represent the amount recognised in the income statement and therefore exclude the effect of foreign exchange translation differences on the policyholder liabilities of subsidiaries not using US dollar as functional currency and the movement in liabilities arising on acquisitions and disposals of businesses in the year, together with other items that do not pass through the income statement as described in note C4.1 of the consolidated financial statements.

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

However, the principal driver for the year on year variations in the movements in policyholder liabilities is the investment return element due to the inherent nature of market fluctuations. These variations are driven by changes to investment return reflected in the statement of financial position measurement of liabilities for Prudential's with-profits and unit-linked policies (including US separate account business). In addition, for those liabilities under IFRS where the measurement involves discounting future cash flows at current interest rates, the year-on-year changes in interest also contribute significantly to variations in the measurement of policyholder liabilities. The principal driver for variations in the change in unallocated surplus of with-profits funds is the value movements on the investment assets of the with-profits funds to the extent not reflected in policyholder liabilities.

An analysis of the statement of financial position movements in policyholder liabilities and unallocated surplus of with-profits funds is provided in note C4.1 to the consolidated financial statements. The policyholder liabilities shown in the analysis in note C4.1 are gross of reinsurance and include the full movement in the year of investment contracts without discretionary participating features (as defined in IFRS 4). Further, this analysis has been prepared to include the Group's share of the policyholder liabilities of the Asia joint ventures and associate that are accounted for on an equity method basis in the Group's financial statements.

The principal variations in the movements in policyholder liabilities and movements in unallocated surplus of with-profits funds for each of the Group's insurance operations are discussed below.

Asia

In 2019, the charge for benefits and claims and movement in unallocated surplus of with-profits funds totalled $(29,119) million, representing an increase of $17,455 million compared with the charge of $(11,664) million in 2018.

The amounts of the year-on-year change attributable to each of the underlying reasons are shown below:

	2019 $m	2018 $m	2017 $m

Claims incurred, net of reinsurance	(7,256)	(6,690)	(6,711)
Increase in policyholder liabilities, net of reinsurance	(20,448)	(6,468)	(15,443)
Movement in unallocated surplus of with-profits funds	(1,415)	1,494	(1,420)

Benefits and claims and movement in unallocated surplus, net of reinsurance	(29,119)	(11,664)	(23,574)

In general, the growth in policyholder liabilities in Asia over the three-year period shown above reflects the combined growth of new business and the in-force books in the region. The variations in the movements in policyholder liabilities in individual years are, however, primarily due to movement in investment returns. This is as a result of asset value movements that are reflected in the unit value of the unit-linked policies and the fluctuations of the policyholder liabilities of the with-profits policies with the funds' investment performance.

Accordingly, the favourable equity market movement and the unrealised gains on bonds as a result of falling interest rates in certain parts of Asia led to an increase in the charge for benefits and claims in 2019 as compared with 2018.

US (Jackson)

Except for institutional products and term certain annuities which are classified as investment products under IAS 39, the products are accounted for as insurance contracts for IFRS reporting purposes. On this basis of reporting, deposits into these products are recorded as premiums, while withdrawals and surrenders are included in benefits and claims, and the resulting net movement is recorded under other reserve movements within benefits and claims. Benefits and claims also include interest credited to policyholders in respect of deposit products less fees charged on these policies.

In 2019, the charge for benefits and claims has increased by $42,998 million to $(54,734) million compared with $(11,736) million in 2018. The amounts of the year-on-year change attributable to each of the underlying reasons are shown below:

	2019 $m	2018 $m	2017 $m

Claims incurred, net of reinsurance	(21,254)	(19,583)	(14,929)
(Increase) decrease in policyholder liabilities, net of reinsurance	(33,480)	7,847	(25,291)

Benefits and claims, net of reinsurance	(54,734)	(11,736)	(40,220)

The charges in each year comprise amounts in respect of variable annuity and other business. The year-on-year movement is principally driven by the movement in the investment return on the assets backing the variable annuity separate account liabilities, which has increased in 2019 compared with 2018 due to higher US equity market levels in the current year as discussed above under 'Investment Return'. Separately, the 2018 movement in policyholder liabilities also included the John Hancock business which was acquired in the fourth quarter of 2018.

Unallocated to a segment

Unallocated to a segment comprises the benefits and claims related to Africa operations reflecting the growth of the business and recent acquisitions.

(d)
Acquisition costs and other expenditure

	2019 $m	2018 $m	2017 $m

Asia	(5,157)	(5,162)	(5,224)
US	(1,402)	(2,773)	(2,908)
Unallocated to a segment and intra-segment elimination	(724)	(592)	(517)

Total	(7,283)	(8,527)	(8,649)

Total acquisition costs and other expenditure of $(7,283) million in 2019 is 15 per cent lower than the $(8,527) million incurred in 2018. In general, acquisition costs and other expenditure comprise acquisition costs incurred for insurance policies, changes in DAC, operating expenses and movements in amounts attributable to external unit holders. Movements in amounts attributable to external unit holders of consolidated investment funds reflect the change in the overall returns in these funds in the year that is attributable to third parties.

Asia

Total acquisition costs and other expenditure for Asia in 2019 are $(5,157) million, compared with $(5,162) million in 2018. Excluding the effect of favourable exchange translation of $5 million, on a CER basis, the total acquisition costs and other expenditure in 2019 is in line with 2018.

US (Jackson)

Total acquisition costs and other expenditure for US in 2019 are $(1,402) million representing a decrease of $1,371 million compared with $(2,773) million in 2018. This is primarily due to a decrease in DAC amortisation offset partially by an increase in other operating expenditures.

Expenses fluctuate year on year due to the amortisation of DAC varying with the level of short-term fluctuations in investment returns.. The credit for acquisition costs deferred less amortisation for US is a credit of $1,758 million in 2019 compared to a charge of $(303) million in 2018. This comprises additional costs deferred in the year of $807 million (2018: $759 million) driven by higher new business sales and a credit of $951 million (2018: a charge of $(1,062) million) for DAC amortisation, driven by the hedging losses arising in 2019. The increase in other operating expenditures is mainly due to the inclusion in the prior year of $411 million of negative ceding commission as a result of the acquisition of closed block of group pay-out annuity business from John Hancock USA in 2018.

EEV Basis, New Business Results and Free Surplus Generation

In addition to IFRS basis results, Prudential's filings with the UK Listing Authority, the Stock Exchange of Hong Kong, the Singapore Stock Exchange and Group Annual Reports include reporting by Key Performance Indicators ('KPIs'). These include results prepared in accordance with the European Embedded Value ('EEV') Principles and Guidance issued by the CFO Forum of European Insurance Companies dated April 2016, New Business and Free Surplus Generation measures, which are alternative performance measures.

The EEV basis is a value-based method of reporting in that it reflects the change in the value of in-force long-term business over the accounting period. This value is called the shareholders' funds on the EEV basis which, at a given point in time, is the value of future cash flows expected to arise from the current book of long-term insurance business plus the net worth (being the net assets on the local regulatory basis with adjustments) of Prudential's life insurance operations. Prudential publishes its EEV results semi-annually in the UK, Hong Kong and Singapore markets.

New Business results are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. New business results are categorised as single premiums and annual regular premiums. New business results are also summarised by annual premium equivalents (APE) which are calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts. The amounts are not, and are not intended to be, reflective of premium income recorded in the IFRS income statement. EEV basis new business profit and margins are also published semi-annually.

Operating free surplus generation is used to measure the internal cash generation by our business units. For the insurance operations it represents amounts maturing from the in-force business during the period less investment in new business and excludes other non-operating items. For asset management it equates to IFRS post-tax adjusted operating profit for the period.

Additional Information on Liquidity and Capital Resources

After making sufficient enquiries the directors of Prudential have a reasonable expectation that the Company and the Group have adequate resources to continue their operations for a period of at least 12 months from the date that the financial statements are approved.

Liquidity sources

The parent company including the central finance subsidiaries held cash and short-term investments of $2,207 million as at 31 December 2019 (2018: $4,121 million). The sources of cash in 2019 included dividends, loans and cash remittances received by Prudential from its principal operating subsidiaries, including remittances received pre-demerger from M&G plc. Further information on cash remittances to the Group is detailed in 'Explanation of performance and other financial measures' section.

The amount of dividends paid by Prudential's main operations is determined after considering the development, growth and investment requirements of the operating businesses.

Liquidity resources and requirements by operating business

Asia life insurance

The liquidity sources for Prudential's Asia life insurance businesses comprise premiums, deposits and charges on policies, investment income, proceeds from the sale and maturity of investments, borrowings and capital contributions from the parent company. The liquidity requirements comprise benefits and claims, operating expenses, interest on debt and purchases of investments. Amounts are distributed to the parent company after considering capital requirements. Further information on Asia's local statutory capital requirements are located in provided in 'Local statutory capital' within the 'Explanation of performance and other financial measures' section in Financial Review.

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

US life insurance (Jackson)

The liquidity sources for Jackson are its cash, short-term investments, publicly traded bonds, premium income deposits received on certain annuity and institutional products, investment income, repurchase agreements, utilisation of a short-term borrowing facility with the Federal Home Loan Bank of Indianapolis and capital contributions from the parent company.

Liquidity requirements are principally for purchases of new investments, repayment of principal and interest on debt, payments of interest on surplus notes, funding of insurance product liabilities including payments for policy benefits, surrenders, maturities and new policy loans, funding of expenses including payment of commissions, operating expenses and taxes. As at 31 December 2019, Jackson's outstanding surplus notes and bank debt included:

  –
  $377 million of bank loans from the Federal Home Loan Bank of Indianapolis, collateralised by mortgage-related securities and mortgage loans; and
  –
  $250 million of surplus notes maturing in 2027.

Significant increases in interest rates can create sudden increases in surrender and withdrawal requests by policyholders and contract holders. Other factors that are not directly related to interest rates can also give rise to disintermediation risk, including, but not limited to, changes in ratings from rating agencies, general policyholder concerns relating to the life insurance industry (eg the unexpected default of a large, unrelated life insurer) and competition from other products, including non-insurance products such as mutual funds, certificates of deposit and newly developed investment products. Most of the life insurance, annuity and institutional products Jackson offers permit the policyholder or contract holder to withdraw or borrow funds or surrender cash values. At 31 December 2019, over half of Jackson's fixed annuity reserves included policy restrictions such as surrender charges and market value adjustments to discourage early withdrawal of policy and contract funds.

Jackson uses a variety of asset liability management techniques to provide for the orderly provision of cash flow from investments and other sources as policies and contracts mature in accordance with their normal terms. Jackson's principal sources of liquidity to meet unexpected cash outflows associated with sudden and severe increases in surrenders and withdrawals are its portfolio of liquid assets and its net operating cash flows. As at 31 December 2019, the portfolio of cash, short-term investments and publicly traded securities and equities amounted to $50.2 billion.

As at 31 December 2019, the statutory capital and surplus of Jackson was in excess of the requirements set out under Michigan insurance law. Jackson is also subject to risk-based capital guidelines that provide a method to measure the adjusted capital that a life insurance company should have for regulatory purposes, taking into account the risk characteristics of Jackson's investments and products. As at 31 December 2019, Jackson's total risk based capital ratio under the National Association of Insurance Commissioners' definition exceeded the Michigan standards. Further information on Jackson's capital and surplus is provided in 'Local statutory capital – Jackson National Life (Jackson)' within the 'Explanation of performance and other financial measures' section in Financial Review.

Contractual obligations

Contractual obligations of the Group with specified payment dates as at 31 December 2019 were as follows:

$m	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Policyholder liabilities(i)	695,231	34,186	68,914	67,599	524,532
Long-term debt(ii)	6,512	105	1,146	888	4,373
Lease liabilities(ii)	702	145	388	113	56
Other operational borrowings(ii)	2,495	941	188	232	1,134
Purchase obligations(iii)	3,698	3,698	-	-	-
Obligations under funding, securities lending and sale and repurchase agreements	9,723	2,067	5,476	1,902	278
Other long-term liabilities(iv)	6,464	6,395	62	7	-

Total	724,825	47,537	76,174	70,741	530,373

Reconciliation to consolidated statement of financial position:	$m	$m

Total contractual obligations per above		724,825
Difference between policyholder liabilities per above (based on undiscounted cash flows) and total policyholder liabilities and unallocated surplus of with-profits funds per balance sheet:
Total policyholder liabilities and unallocated surplus of with-profits funds per the consolidated statement of financial position	390,428
Policyholder liabilities (undiscounted) in the table above	(695,231)	(304,803)

Difference between undiscounted and discounted cash flows of other long-term contractual liabilities		(2,292)
Other short-term/non-contractual obligations:
Current tax liabilities	396
Deferred tax liabilities	5,237
Accruals, deferred income and other creditors (excluding those included as contractual obligations in the table above)	14,488
Derivative liabilities	392	20,513

Purchase obligations not on the balance sheet		(3,698)

Total liabilities per consolidated statement of financial position		434,545

Notes

(i)
Amounts shown in respect of policyholder liabilities represent estimated undiscounted cash flows for Prudential's life assurance contracts. In determining the projected payments, account has been taken of the contract features, in particular that the amount and timing of policyholder benefit payments reflect either surrender, death, or contract maturity. In addition, the undiscounted amounts shown include the expected payments based on assumed future investment returns on assets backing policyholder liabilities. The projected cash flows exclude the unallocated surplus of with-profits funds. As at 31 December 2019, on the IFRS basis of reporting, the unallocated surplus was $4,750 million. Although accounted for as a liability, as permitted by IFRS 4, there is currently no expected payment date for the unallocated surplus.
(ii)
The amounts represent the contractual maturities of the undiscounted cash flows (including contractual interest payments) due to be paid assuming conditions are consistent with those of year end. Long-term debt comprises the core structural borrowings of shareholder-financed businesses. Lease liabilities are recognised in the statement of financial position following the Group's adoption of IFRS 16 from 1 January 2019 (please refer to note A3 of the consolidated financial statements for details).
(iii)
Purchase obligations comprises unfunded commitments for investments in limited partnerships of $889 million and commercial mortgage loans and other fixed income securities of $796 million in Jackson and $2,013 million unfunded commitments in Asia primarily related to investments in infrastructure funds and alternative investment funds.
(iv)
Amounts due in less than one year include net asset value attributable to unit holders of consolidated unit trusts and similar funds of $5,998 million.

Group consolidated cash flows

The discussion that follows is based on the consolidated statement of cash flows prepared under IFRS and presented in this Form 20-F.

Net cash outflows from continuing operations in 2019 were $(2,990) million. This amount comprised outflows of $(209) million from operating activities, outflows of $(324) million from investing activities and outflows of $(2,457) million from financing activities. Net cash inflows from continuing operations in 2018 were $2,120 million. This amount comprised inflows of $3,355 million from operating activities less outflows of $(576) million from investing activities and outflows of $(659) million from financing activities.

The Group held cash and cash equivalents of $6,965 million at 31 December 2019 compared with $9,394 million at 31 December 2018 from continuing operations.

Net cash outflows from discontinued UK and Europe operations in 2019 was $(5,690) million (2018: outflows of $(610) million). The net cash outflows in 2019 included the divestment of cash and cash equivalents of the discontinued operations of $7,611 million on demerger. The cash flows of the continuing and discontinued operations are presented excluding any transactions between the two operations.

GROUP RISK FRAMEWORK

Our Group Risk Framework and risk appetite have allowed us to control our risk exposure successfully throughout the year. Our governance, processes and controls enable us to deal with uncertainty effectively, which is critical to the achievement of our strategy of helping our customers achieve their long-term financial goals.

This section explains the main risks inherent in our business and how we manage those risks, with the aim of ensuring an appropriate risk profile is maintained.

1.    Introduction

Group structure

On 21 October 2019, just 18 months after announcing its intention to do so, the Group completed the demerger of M&G plc, marking the successful and controlled delivery of a complex and historic change to the business, in which the Risk function played a central role. An unsettled macroeconomic and geopolitical environment added to the challenges in completing a strategic initiative of this magnitude and to the key objective of delivering two distinct and strongly capitalised groups. Strong stewardship was provided by the Risk function through risk opinions, guidance and assurance on critical activity, as well as assessments and ongoing monitoring of external risks. At the same time, the function retained its focus on managing the risks of the ongoing business performing its defined role in providing risk management support and oversight, as well as objective challenge to ensure the Group remained within its risk appetite.

The Group welcomes the Hong Kong Insurance Authority (IA) as its new Group-wide supervisor and is transitioning to a new supervisory framework. A mature and well-embedded risk framework will enable the repositioned business to capture the opportunities in the growth markets in which it is now focused while operating with discipline.

The world economy

Economic growth worldwide slowed in 2019 driven by a contraction in global manufacturing, in particular in the Eurozone, UK and some Asian economies. Various factors contributed to this slowdown, including geopolitical tensions (in particular those around trade), steps taken in China to deleverage its financial system, and tightened financial conditions in the US during the first half of the year. Faced with the prospect of slowing economic growth and continued subdued inflation, the major central banks across North America, Europe and Asia implemented significant changes in monetary policy, deploying both conventional and non-conventional accommodation. The US Federal Reserve cut its benchmark federal funds rate by 75 basis points over 2019, while the ECB delivered a 10 basis point interest rate cut and announced a resumption of its quantitative easing programme in September. At the start of 2020, the prospects for global growth initially appeared to have improved with the signing of the 'Phase One' initial trade agreement by the US and China in January and signs that macroeconomic data was stabilising throughout the Eurozone and parts of Asia. Since then however, it is becoming increasingly evident that the coronavirus outbreak has impacted economic activity in Hong Kong and China with spill over to the rest of the global economy. This has prompted the world's major central banks to commit to measures to manage the potential economic effects and in early March 2020 the US Federal Reserve cut its benchmark federal funds rate by 50 basis points. This demonstrates the fragility of any improvement in the growth outlook, with geopolitical risks representing another source of potential disruption, including a resurfacing in trade tensions, a resumption of the protests in Hong Kong and, looking forward, political uncertainty that may arise from the US presidential election towards the end of 2020.

Financial markets

After a volatile 2018, which was marked by sharp falls in equity markets in the final quarter, 2019 saw a significant rebound with all major risk assets, particularly global equities, providing strong returns over the course of the year. Government bonds also saw good returns as yields declined significantly, with the US 10-year government bond yield falling by circa 80 basis points over the year. Corporate bonds performed similarly well, with credit spreads tightening and mirroring the strong equity returns observed. The year was largely characterised by relatively defensive investor sentiment and a preference for higher credit quality within asset classes. This positive performance was facilitated by the accommodative environment driven by the shift in monetary policy by major central banks, but came amid a deterioration in macroeconomic indicators, an increase in perceived US recession risk and the trade negotiations between the US and China which ebbed and flowed, all of which negatively impacted global risk sentiment. Political headlines and the monetary policy shift by central banks were the primary drivers of currency market movements during 2019, with the US-China trade negotiations and developments surrounding the UK's departure from the EU impacting the US dollar (in particular the USD-RMB rate) and UK pound respectively. Funding markets came under significant pressure in September when a sudden spike in repo rates was observed, prompting the US Federal Reserve to intervene and inject significant funding through a combination of permanent and temporary open market operations. Global financial markets remain highly susceptible to reversals in risk sentiment, as demonstrated in Q1 2020 with the coronavirus outbreak, which has increased market downside risks significantly.

(Geo)political landscape

The geopolitical landscape over 2019 continued to reflect a world in an unsettled state of transition. Some nations continue to face the challenge of reconciling the inter-connectedness of the global economy with heightened nationalistic sentiment. This has played out in international trade disputes, notably between the US and China during 2019. Increasing polarisation has become a driver of geopolitical risk, both between nations and within them. Populations appear to be increasingly active in voicing and acting collectively on their discontent. 2019 has been described as 'the year of the street protestor' with mass demonstrations having taken place across the world, including in Spain, France, Hong Kong, India and the Middle East over the course of the year and continuing into 2020. A weakening of civil order and domestic disruption are potential consequences, and this is testing the resilience of businesses and governments. As a global organisation, the Group has developed plans to mitigate business risks arising against this backdrop and engages with national bodies where it can in order to ensure its policyholders, employees and other key stakeholders are not adversely impacted.

Regulations

Prudential operates in highly regulated markets, and the nature and focus of regulation and laws remains fluid. A number of national and international regulatory developments are in progress, with a continuing focus on solvency and capital standards, conduct of business, systemic risks and macroprudential policy. Some of these changes will have a significant impact on the way that the Group operates, conducts business and manages its risks. These regulatory developments will continue to be monitored at a national and global level and form part of Prudential's engagement with government policy teams and regulators. In addition to the evolving regulatory landscape, and following the completion of the demerger in October, Prudential's Group-wide supervisor changed, with the Hong Kong IA assuming the role in October 2019. Constructive engagement continues on the Group-wide Supervision Framework (GWS) that will apply to the Group, which is expected to be finalised in 2020.

Societal developments

Increasingly, a strong sense of purpose for an enterprise is being seen as a driver of long-term profitability, and this is making companies evaluate their place in, and contribution to, society. The 'why and how' a business acts has become arguably at least as important as what it produces or the services that it provides. Similarly, understanding and managing the environmental, social and governance (ESG) implications of the Group's business is fundamental to Prudential's brand, reputation and ultimately long-term success. Ensuring high levels of transparency and responsiveness to stakeholders is a key aspect of this. Key social issues with implications for the Group include risks arising from demographic changes as well as those arising from privacy and data security requirements and expectations.

Recent changes in demographic, geographical and environmental factors have driven public health trends, such as obesity, and changed the nature, likelihood and impact of extreme events such as pandemics, with a consequential impact on Prudential's underwriting assumptions and product design. Given the unique set of variables associated with extreme events, past experience is not an indication of the likely impact or ability to deal with future occurrences. The coronavirus outbreak demonstrates the unpredictable nature of such events and the impact run on the functioning of society, with consequential disruption to business operations, staff, customers and sales. The Group is actively managing this impact including assisting affected policyholders and staff in meeting their needs.

In support of increased social inclusion and to meet evolving customer needs, the Group is increasing its use of digital services, technologies and distribution methods for the products and services that it offers. This amplifies the risks to Prudential associated with regulations and expectations in relation to privacy and data security. These changes to the Group's use of technology and distribution models have broad implications, touching on Prudential's conduct of business, increasing the risks of technology and data being compromised or misused and potentially leading to new and unforeseen regulatory issues.

2.    Key internal, regulatory, economic and (geo)political events over the past 12 months

Q1 2019	Q2 2019	Q3 2019	Q4 2019 and Q1 2020

On 25 March, the Hong Kong IA and Prudential plc sign the Regulatory Letter specifying the supervisory framework immediately following the demerger of M&G plc. The Group has since agreed with the supervisor to apply the local capital summation method (LCSM) to determine Group regulatory capital requirements. The Hong Kong IA's Group-wide Supervision Framework is expected to be finalised in H2 2020.

In Indonesia, the Otoritas Jasa Keuangan (OJK) approves 'grandfathering' of Prudential's existing 94.6 per cent shareholding in PT. Prudential Life Assurance, our Indonesian subsidiary, with future capital injections not permitted to increase the percentage of foreign ownership.

In March, the Group announces further expansion in West Africa via the acquisition of a majority stake in Group Beneficial, a leading life insurer operating in Cameroon, Côte d'Ivoire and Togo. The acquisition completes in Q3.

Over Q1, signs continue of a moderation in US growth and a sharper slowdown in the rest of the world, with Europe's growth expectations dropping progressively throughout the quarter. China reports its lowest quarterly GDP growth rate in 30 years of 6.2 per cent. Central bank rhetoric starts to turn dovish, and this is one of the factors driving the S&P 500 to its best quarter since Q2 2009 (rising by 13.6 per cent), along with returning positive risk sentiment. Meanwhile, yields fall sharply in response to the softening economic outlook and dovish turn by central banks.

Prudential's Pulse app launches in April in Malaysia, providing affordable digital health and wellness services to consumers. In June, Prudential announces a strategic partnership with OVO to offer customers wellness, health and wealth products and services in Indonesia.

The Hong Kong IA issues its Guidelines on Enterprise Risk Management in July, setting out objectives and requirements on ERM and the Own Risk Solvency Assessment under Pillar 2 of its proposed RBC regime for solo entities.

In April, the PRA issues Supervisory Statement (SS 3/19) on 'enhancing banks and insurers' approaches to managing the financial risks from climate change' which outlines the regulatory expectations for financial services firms to assess impacts from climate change.

Suspension of the Woodford Equity Income Fund in June raises questions over the ability of the fund management industry to meet redemption requests, in particular for those funds heavily invested in illiquid assets.

Several key elections are held across Asia in the first and second quarters. Legislative elections take place in Thailand in March, with the outcome marking the country's return to civilian rule; in April the incumbent President Widodo wins the presidential election in Indonesia; and in May the legislative elections in India see a victory for Prime Minister Narendra Modi. The election results align broadly to consensus polls.

Central bank monetary policy becomes increasingly accommodative, contributing to a reversal in the weakness in risk assets. In August, following a record high in July, the S&P 500 corrects amid recession fears and trade tensions. The index continues to struggle in September but rebounds strongly over Q4. Government bond yields decline significantly, with the 10-year US Treasury yield falling by circa 50 basis points to 1.5 per cent over August (representing a circa 120 basis points drop over the year), its lowest rate since 2017. In Japan and Europe, the volume of negative-yielding debt surges significantly.

Following the launch of ICS field-testing for 2019 in April, the Group submits its results to the IAIS on 31 July 2019. This is the last field-testing exercise prior to the finalisation of the ICS 2.0 specifications and the start of a five-year monitoring period in 2020.

In September, US President Donald Trump and Chinese President Xi Jinping agree to resume trade talks following earlier breakdowns in negotiations in May and August. Talks continue positively into Q4 culminating in the signing of a 'Phase One' trade deal between the two countries in January 2020.

On 21 October 2019, M&G plc's shares begin trading on the London Stock Exchange, marking the successful completion of its demerger from the Prudential Group. The Hong Kong IA formally assumes its role as Group-wide supervisor for Prudential plc.

Eastspring successfully completes the acquisition of 50.1 per cent of Thanachart Fund, which manages $7.5 billion of mutual funds in Thailand, for circa $142 million, with an option to increase its ownership to 100 per cent in future. The acquisition makes Eastspring the fourth-largest asset manager in Thailand.

The broader economic cycle continues to deteriorate. US domestic data begins to show economic weakness in November. Despite this, equity markets reach new all-time highs over the quarter, supported by continued application of accommodative monetary policy by central banks.

In September, the ECB delivers a package of easing measures, including a renewal of quantitative easing. Following this, the US Federal Reserve lowers its benchmark federal funds target rate for the third time in four months in October. Central banks in China and other emerging markets turn more dovish amid continued weakness in economic data.

The 26th Annual Conference of the IAIS takes place in Abu Dhabi on 14 and 15 November, and it is agreed that the ICS project will move from Field Testing into the Monitoring Period phase and ICS v2.0 is released. The Holistic Framework (HF) for systemic risk is endorsed by the FSB at the conference for implementation by the IAIS in 2020. The FSB also confirms that G-SII designations will be suspended until its review in 2022, although a number of the previous G-SII requirements are included either into the Insurance Core Principles or the ComFrame.

Following the East Asia Summit in Bangkok in November, 15 of the 16 negotiating participants agree to sign up to the Regional Comprehensive Economic Partnership (RCEP), most likely in Q1 2020, with India deciding not to participate.

Hong Kong enters technical recession in Q3, with its economy shrinking by 2.9 per cent overall over 2019, as the protests, which peak in violence during November, impact the territory's economy. On 27 November, the US president signs the Hong Kong Human Rights and Democracy Act into law, requiring annual reviews of Hong Kong's special trade status under US law, as well as sanctions against any official deemed responsible for human rights abuses or for undermining the city's autonomy.

Q1 2019	Q2 2019	Q3 2019	Q4 2019 and Q1 2020

On 29 March, EIOPA releases a discussion paper on systemic risk and macroprudential policy in insurance, setting out its thinking on how this area should be addressed in the 2020 Solvency II review. The paper suggests a range of potential macroprudential tools and measures.

In February, in a summit in Hanoi, the US and North Korea fail to reach an agreement on nuclear disarmament and a lifting of US-led international sanctions. Donald Trump becomes the first sitting US president to enter North Korea in June as the two countries agree to resume talks, although these stall in Q4.

From June onwards and continuing over 2019, large-scale demonstrations take place in Hong Kong, sparked by an extradition bill proposed by the Hong Kong government.

Geopolitical tensions rise in the Middle East as Iran announces a step-up in its production of enriched uranium. This follows the US' withdrawal from the 2015 nuclear deal and its subsequent imposition of economic sanctions. Tensions ultimately spike at the start of 2020 when the US assassinates Iranian military leader Qassam Soleimani.

The National Association of Insurance Commissioners (NAIC) implements changes to the US statutory reserve and capital framework for variable annuities, effective from 1 January 2020. Jackson chooses to early adopt the changes at 31 December 2019 for US statutory reporting.

In December, cases of what appear to be viral pneumonia are reported in Wuhan, China. In January 2020, the virus is identified as a novel coronavirus (the resulting disease has since been named COVID-19) and over Q1 2020 thousands of cases are reported with the virus proceeding to spread to countries across Asia and the world. Prudential Corporation Asia rolls out Asia-wide initiatives and a campaign to support customers and staff.

Following its launch, downloads of Pulse by Prudential exceed one million in February 2020. The digital health platform is now one of the most popular health and wellness apps offered by an insurer in the region.

3.    Managing the risks in implementing our strategy

This section provides an overview of the Group's strategy and the significant risks arising from the delivery of this strategy. The risks outlined below, which are not exhaustive, are discussed in more detail in sections 5 and 6.

Our strategy	Significant risks arising from the delivery of the strategy

Group-wide Our strategy is to capture the long-term	– Transformation risks around key change programmes, including those related to the Group's digital strategy

structural opportunities for our markets and	– Group-wide regulatory risks

geographies, while operating with discipline and	– Information security and data privacy risks

seeking to enhance our capabilities through	– Business disruption and third-party risks

innovation to deliver high-quality resilient	– Conduct risk
outcomes for our customers.

Asia	– Persistency risk

Serving the protection and investment needs of	– Morbidity risk
the growing middle class in Asia.

United States	– Financial risks

Providing asset accumulation and retirement	– Policyholder behaviour risk
income products to US.

Africa Offering products to new customers in Africa, one of the fastest-growing regions in the world.

–

The Group continues to increase its focus on Prudential Africa's most significant risks, being those related to physical and information security and financial crime, as its presence there expands and grows in materiality.

4.    Risk governance

a
System of governance

Appropriately managed risks allow Prudential to take business opportunities and enable the growth of its business. Effective risk management is therefore fundamental in the execution of the Group's business strategy. Prudential's approach to risk management must be both well embedded and rigorous, closely aligned to the Group's key stakeholders and operate across the entire group. As the economic and political environment in which we operate changes, it should also be sufficiently broad and dynamic to respond to these changes.

Prudential has in place a system of governance that promotes and embeds a clear ownership of risk, processes that link risk management to business objectives and a proactive Board and senior management providing oversight of risks. Mechanisms and methodologies to review, discuss and communicate risks are in place together with risk policies and standards to ensure risks are identified, measured, managed, monitored and reported.

How 'risk' is defined

Prudential defines 'risk' as the uncertainty that is faced in implementing the Group's strategies and achieving its objectives successfully, and includes all internal or external events, acts or omissions that have the potential to threaten the success and survival of the Group. Accordingly, material risks will be retained selectively when it is considered that there is value in doing so, and where it is consistent with the Group's risk appetite and philosophy towards risk-taking.

How risk is managed

Risk management is embedded across the Group through the Group Risk Framework, which is owned by the Board and details Prudential's risk governance, risk management processes and risk appetite. The Group's risk governance arrangements are based on the concept of the 'three lines of defence' model, comprising risk taking and management, risk control and oversight, and independent assurance and has been developed to monitor the risks to our business. The aggregate Group exposure to its key risk drivers is monitored and managed by the Group Risk function which is responsible for reviewing, assessing, providing oversight and reporting on the Group's risk exposure and solvency position from the Group economic, regulatory and ratings perspectives.

In 2019, the Group reviewed and updated its policies and processes for alignment with the requirements of its new Group-wide supervisor. The frameworks relating to oversight of transformation risk and model risk were further embedded and the Group focused on development of a Group-wide customer conduct risk framework, building on its existing customer commitments policy.

The following section provides more detail on our risk governance, risk culture and risk management process.

b    Group Risk Framework

  1      Risk governance and culture

    Prudential's risk governance comprises the Board organisational structures, reporting relationships, delegation of authority, roles and responsibilities, and risk policies that the Group Head Office and the business units establish to make decisions and control their activities on risk-related matters. It includes individuals, Group-wide functions and committees involved in overseeing and managing risk.

    The risk governance structure is led by the Group Risk Committee, supported by independent non-executive directors on risk committees of the Group's main subsidiaries. These committees monitor the development of the Group Risk Framework, which includes risk appetite, limits, and policies, as well as risk culture.

    The Group Risk Committee reviews the Group Risk Framework and recommends to the Board any changes required to ensure that it remains effective in identifying and managing the risks faced by the Group. A number of core risk policies and standards support the Framework to ensure that risks to the Group are identified, assessed, managed and reported. In addition, a set of policies owned by other Group functions support the effective implementation of the Group Risk Framework.

    Culture is a strategic priority of the Board, which recognises its importance in the way that the Group does business. Risk culture is a subset of Prudential's broader organisational culture, which shapes the organisation-wide values that we use to prioritise risk management behaviours and practices.

    Risk culture forms part of the Group Risk Framework and the Group works to promote a responsible risk culture in the following ways:

    •
    Senior management in business units promote a responsible culture of risk management by emphasising the importance of balancing risk with profitability and growth in decision-making. This balance is included in the performance evaluation of key individuals, including both senior management and those directly responsible for risk management;
    •
    The Group works to build skills and capabilities in risk management, which are needed by both senior management and risk management specialists, while attempting to allocate scarce resources appropriately; and
    •
    Employees understand and care about their role in managing risk – they are aware of and discuss risk openly as part of the way they perform their role.

    The Group Risk Committee also has a key role in providing advice to the Remuneration Committee on risk management considerations to be applied in respect of executive remuneration.

    Prudential's Group Code of Business Conduct and Group Governance Manual include a series of guiding principles that govern the day-to-day conduct of all its people and any organisations acting on its behalf. This is supported by specific risk-related policies which require that the Group act in a responsible manner. These include, but are not limited to, policies related to financial crime covering anti-money laundering, financial crime and anti-bribery and corruption. The Group's third-party supply policy ensures that human rights and modern slavery considerations are embedded across all of its supplier and supply chain arrangements. Embedded procedures to allow individuals to speak out safely and anonymously against unethical behaviour and conduct are also in place.

    The ESG Executive Committee is focused on the holistic assessment of ESG matters material to the Group, raising matters for Board decision-making and overseeing the implementation of resulting decisions, supporting the sustainable delivery of the Group's strategy. It reports to the Board through the Group Nomination and Governance Committee which comprises the Group's Chairman, the Senior Independent Director, and the chairs of the Audit, Remuneration and Risk committees and is regularly attended by the Group Chief Executive.

  2      The risk management cycle

    The risk management cycle comprises processes to identify, measure and assess, manage and control, and monitor and report on our risks.

    Risk identification

    Group-wide risk identification takes place throughout the year as the Group's businesses undertake a comprehensive bottom-up process to identify, assess and document its risks. This concludes with an annual top-down identification of the Group's principal risks, which considers those risks that have the greatest potential to impact the Group's operating results and financial condition and is used to inform risk reporting to the risk committees and the Board for the year.

    Our risk identification process also includes the Group's Own Risk and Solvency Assessment (ORSA) and horizon-scanning performed as part of our emerging risk management process. In addition to risk identification, the ORSA is also the ongoing process of assessing, controlling, monitoring and reporting the risks to which the business is exposed. It includes an assessment of capital adequacy to ensure that the Group's solvency needs are met at all times as well as quantitative and qualitative assessments of the Group's risk profile and solvency needs on a forward-looking basis, incorporating the Group's strategy and business plan. The Group's regular ORSA report was produced in H1 2019, with an additional ORSA report produced in October 2019 in anticipation of the completion of the demerger of M&G plc which included a forward-looking assessment of the post demerger Group's capital and liquidity position under a range of stresses and scenarios.

    In accordance with provision 28 of the UK Corporate Governance Code, a process is in place to support Group-wide identification of the company's emerging and principal risks and this combines both top-down and bottom-up views of risks at the level of the Group and its business units. The Board performs a robust assessment and analysis of these principal and emerging risks facing the company through the risk identification process, the Group ORSA report and the risk assessments undertaken as part of the business planning review, including how they are managed and mitigated, which supports decision-making.

    Stress and scenario testing, which includes reverse stress testing requiring the Group to ascertain the point of business model failure, is another tool that helps us to identify the key risks and scenarios that may have a material impact on the Group.

    The risk profile is a key output from the risk identification and risk measurement processes and is used as a basis for setting Group-wide limits, management information, assessment of solvency needs, and determining appropriate stress and scenario testing. The Group's annual set of principal risks is given enhanced management and reporting focus.

    Risk measurement and assessment

    All identified risks are assessed based on an appropriate methodology for that risk. All quantifiable risks, which are material and mitigated by holding capital, are modelled in the Group's internal model, which is used to determine economic capital requirements. Governance arrangements are in place to support the internal model, including independent validation and processes and controls around model changes and limitations.

    Risk management and control

    The control procedures and systems established within the Group are designed to manage the risk of failing to meet business objectives. These focus on aligning the levels of risk-taking with the Group's strategy and can only provide reasonable, and not absolute, assurance against material misstatement or loss.

    Risk management and control requirements are set out in the Group risk policies, and form part of the holistic risk management approach under the Group's ORSA process. These risk policies define:

    •
    The Group's risk appetite in respect of material risks, and the framework under which the Group's exposure to those risks is limited;
    •
    The processes to enable Group senior management to effect the measurement and management of the Group material risk profile in a consistent and coherent way; and
    •
    The flows of management information required to support the measurement and management of the Group's material risks.

    The methods and risk management tools that the Group employs to mitigate each of its major categories of risks are detailed in the further risk information section below.

    Risk monitoring and reporting

    The identification of the Group's key risks informs the management information received by the Group risk committees and the Board. Risk reporting of key exposures against appetite is also included, as well as ongoing developments in the Group's principal and emerging risks.

  3      Risk appetite, limits and triggers

    The Group recognises that interests of its customers and shareholders and a managed acceptance of risk lies at the heart of its business, and that effective risk management capabilities represent a key source of competitive advantage. The extent to which Prudential is willing to take risk in the pursuit of its business strategy and objective to create shareholder value is defined by a number of qualitative and quantitative expressions of risk appetite, operationalised through measures such as limits, triggers and indicators. The Group Risk function is responsible for reviewing the scope and operation of these risk appetite measures at least annually to determine that they remain relevant. The Board approves all changes made to the Group's aggregate risk appetite and has delegated authority to the Group Risk Committee to approve changes to the system of limits, triggers and indicators.

    Group risk appetite is defined and monitored in aggregate for financial and non-financial risks by the setting of objectives for its liquidity, capital requirements and non-financial risk exposure. Further detail is included in sections 5 and 6, as well as covering risks to shareholders, including those from participating and third-party business. Group limits operate within these expressions of risk appetite to constrain material risks, while triggers and indicators provide further constraint and defined points for escalation.

    Capital requirements

    Limits on capital requirements aim to ensure that the Group maintains sufficient capital such that in business-as-usual and stressed conditions it exceeds its internal economic capital requirements, achieves its desired target rating to meet its business objectives, and supervisory intervention is avoided. The two measures currently in use at the Group level are the regulatory local capital summation method (LCSM) capital requirements (both minimum and prescribed levels) and internal economic capital (ECap) requirements. In addition, capital requirements are monitored on local statutory bases.

    The Group Risk Committee is responsible for reviewing the risks inherent in the Group's business plan and for providing the Board with input on the risk/reward trade-offs implicit therein. This review is supported by the Group Risk function, which uses submissions from local business units to calculate the Group's aggregated position relative to the aggregate risk limits.

    Liquidity

    The objective of the Group's liquidity risk appetite is to ensure that the Group is able to generate sufficient cash resources to meet financial obligations as they fall due in business-as-usual and stressed scenarios. Risk appetite with respect to liquidity risk is measured using a liquidity coverage ratio (LCR) which considers the sources of liquidity against liquidity requirements under stress scenarios.

    Non-financial risks

    The Group is exposed to non-financial risks as an outcome of its chosen business activities and strategy. It aims to manage these risks effectively to maintain its operational resilience and its commitments to customers, and to avoid material adverse impact on its reputation.

5.    Summary risks

Broadly, the risks assumed across the Group can be categorised as those relating to its financial situation, its business and industry, regulatory and legal compliance and those relating to ESG. Principal risks, whether materialising within the Group or at third parties on which the Group relies, may have a financial impact and could also impact the performance of products or services provided to customers and distributors, and its ability to fulfil commitments to customers, giving rise to potential risks to its brand and reputation. These risks, which are not exhaustive, are summarised below. The materiality of these risks, whether material at the level of the Group or its business units, is also indicated. Further information on some of these risks and the risk management and mitigation in place are included in section 6. The Group's disclosures covering risk factors are aligned to the same categories and can be found at the end of this document.

Risks to the Group's financial situation (including those from the external macroeconomic and geopolitical environment)
The global economic and geopolitical environment may impact on the Group directly by affecting trends in financial markets and asset values, as well driving short-term volatility.
Risks in this category include the market risks to our investments, the credit quality of our investment portfolio as well as liquidity risk.

• Global economic conditions

Changes in global economic conditions can impact Prudential directly; for example, by leading to reduced investment returns and fund performance and liquidity, and increasing the cost of promises (guarantees) that have been made to our customers. Changes in economic conditions can also have an indirect impact on the Group; for example, leading to a decrease in the propensity for people to save and buy Prudential's products, as well as changing prevailing political attitudes towards regulation. This is a risk which is considered material at the level of the Group.

• Geopolitical risk

The geopolitical environment can directly impact on the Group in a wide range of ways. Financial markets and economic sentiment have been highly susceptible to geopolitical developments in recent years, with implications for the Group's financial situation. Geopolitical tensions can result in mass civil protests and/or disobedience as well as the imposition of restrictive regulatory and trading requirements by governments and regimes; increasing operational, business disruption and regulatory risks, and potentially impacting sales directly. Developments in the Hong Kong protests and the recent COVID-19 outbreak across Asia are being closely monitored by the Group and plans have been enacted to ensure that any potential impact to the business, our employees and customers are managed within our existing business resilience processes.

• Market risks to our investments

This is the potential for reduced value of Prudential's investments resulting from the volatility of asset prices, driven by fluctuations in equity prices, interest rates, foreign exchange rates and property prices.

In the Asia business, the main market risks arise from the value of fees from its fee-earning products as well as from the guarantees of some non-linked products. In the US, Jackson's fixed and variable annuity books are exposed to a variety of market risks due to the assets backing these policies.

Interest rates remain low relative to historical levels and a persistently low interest rate environment poses challenges to both the capital position of life insurers as well as to new business profitability.

• Liquidity risk

This is the risk of not having sufficient liquid assets to meet obligations as they fall due, and the Group looks at this under both normal and stressed conditions. This is a risk which is considered material at the level of the Group.

• Credit risk

The Group's asset portfolio gives rise to invested credit risk, being the potential for a reduction in the value of Prudential's investments driven by the lowering of credit quality and likelihood of defaults. The assets backing the Jackson general account portfolio and the Asia shareholder business means credit risk is considered a material risk for the Group's business units.

The Group is also exposed to counterparty default risk through activities such as reinsurance and derivative hedging as well as the operational management of cash.

Risks from the nature of our business and our industry

These include the Group's non-financial risks (including operational and financial crime risk), transformation risks from significant change activity and the insurance risks assumed by the Group in providing its products.

• Transformation risk
This is the risk arising from the design and execution of a material and complex change initiative, or a combination of initiatives.

A number of significant change programmes are currently in progress that effect both the Group's strategic vision, enable its future compliance with impending regulatory changes and to maintain the Group's market competitiveness. The breadth of these activities, and their consequences, including the reputational impact, to the Group should they fail to meet their objectives, mean that this risk remains material at the level of the Group.

• Non-financial risks
A combination of the complexity of the Group, its activities and the extent of transformation in progress creates a challenging operating environment.

Operational risk is the risk of loss or unintended gain from inadequate or failed processes, personnel, systems and external events, and can arise through business transformation, introducing new products, new technologies, and entering into new markets and geographies. Implementing the business strategy and processes for ensuring regulatory compliance (including those relating to the conduct of its business) requires interconnected change initiatives across the Group, the pace of which introduces further complexity. The Group's outsourcing and third-party relationships introduce their own distinct risks. Such operational risks, if they materialise, could result in financial loss and/or reputational damage. These risks are considered to be material at the level of the Group.

Business disruption risks may impact on Prudential's ability to meet its key objectives, ensure continuity of services to customers, and protect its brand and reputation. The Group's business resilience is a core part of a well-embedded business continuity management programme, which contributes to the wider operational resilience of the Group.

Information security and data privacy risks are significant considerations for Prudential and the cyber security threat continues to evolve globally in sophistication and potential significance. This includes the risk of malicious attack on its systems, network disruption and risks relating to data security, integrity, privacy and misuse. The scale of the Group's IT infrastructure and network (and the services required to monitor and manage it), stakeholder expectations and high-profile cyber security and data misuse incidents across industries mean that these risks are considered material at the level of the Group.

Prudential and the insurance industry are making increasing use of emerging technological tools and digital services, or forming partnerships with third parties that provide these capabilities. While this provides new opportunities, opening up markets, improving insights and increasing scalability, it also comes with additional risks which are managed within the Group's existing governance and risk management processes, including additional operational risks and increased risks around data security and misuse. Automated digital distribution channels increase the criticality of system and process resilience in order to deliver uninterrupted service to customers.

As with all financial services firms, the nature of the Group's business and its operations means that it is exposed to financial crime risks such as those relating to money laundering, fraud, sanctions compliance and bribery and corruption.

• Insurance risks
The nature of the products offered by Prudential exposes it to insurance risks, which form a significant part of the overall Group risk profile.

The insurance risks that the business is exposed to by virtue of its products include persistency risk (customers lapsing their policies at different levels than expected, and a type of policyholder behaviour risk); mortality risk (higher number of policyholders with life protection dying than expected); morbidity risk (more policyholders with health protection becoming ill than expected) and longevity risk (policyholders living longer than expected). The medical insurance business in Asia is also exposed to medical inflation risk (the increasing cost of medical treatments being higher than expected).

The pricing of Prudential's products requires it to make a number of assumptions, and deviations from these may impact its reported profitability and capital position. Across its business units, some insurance risks are more material than others.

Persistency and morbidity risks are among the most material insurance risks for the Asia business given the focus on health and protection products in the region.

The Jackson business is most exposed to policyholder behaviour risk, including persistency, which impacts the profitability of the variable annuity business and is influenced by market performance and the value of policy guarantees.

• Conduct risk

Prudential's conduct of business, especially the design and distribution of its products is crucial in ensuring that the Group's commitment to meeting customers' needs and expectations are met. The Group's conduct risk framework is owned by the first line which reflects management focus on achieving good customer outcomes.

Risks related to regulatory and legal compliance

These include risks associated with prospective regulatory and legal changes and compliance with existing regulations and laws – including their retrospective application – with which the Group must comply with in the conduct of its business.

Prudential operates under the ever-evolving requirements set out by diverse regulatory, legal and tax regimes. The increasing shift towards macroprudential regulation and the number of regulatory changes underway across Asia and US (in particular focusing on capital requirements and consumer protection) are key areas of focus. Regulatory reforms can have a material impact on Prudential's businesses. From 21 October 2019, Prudential's Group-wide supervisor changed to the Hong Kong IA. As a result, the Group is now applying the local capital summation method (LCSM) to determine Group regulatory capital requirements (both minimum and prescribed levels). The Hong Kong IA's Group-wide Supervision (GWS) Framework is expected to be finalised in the second half of 2020.

As the industry's use of emerging technological tools and digital services increases, this is likely to lead to new and unforeseen regulatory issues. The Group is monitoring the regulatory developments and standards emerging around the governance and ethical use of technology and data.

The Group's ESG-related risks

These include environmental risks associated with climate change (including physical and transition risks), social risks that arise from the diverse people and communities that the Group interacts with and governance-related risks.

As a Group, responding effectively to those material risks with ESG implications is crucial in maintaining Prudential's brand and reputation, and in turn its financial performance and delivery of its long-term strategy. These include the environmental risks associated with climate change and the impact of this on the business, such as the physical impacts on the Group's operational resilience, underwriting assumptions and claims profile, as well as the impact to long-term asset valuations resulting from the transition to a low carbon economy. Social risks affecting Prudential may arise from public health and demographic changes (such as increasing obesity and urbanisation), which may impact on product claims profiles. Social risks may also arise from a failure to consider the rights, diversity, well-being, and interests of people and communities in which the Group, or its third-parties, operates. This includes the responsibilities the Group assumes as a responsible employer. Governance risks may arise from a failure to maintain high standards of corporate governance (including committee independence and diversity) senior management behaviours and oversight of key risks.

Policies and procedures to support how the Group operates in relation to certain ESG issues are included in the Group Governance Manual.

6.    Further risk information

In reading the sections below, it is useful to understand that there are some risks that Prudential's policyholders assume by virtue of the nature of their products, and some risks that the Company and its shareholders assume. Examples of the latter include those risks arising from assets held directly by and for the Company or the risk that policyholder funds are exhausted. This report is focused mainly on risks to the shareholder but will include those which arise indirectly through our policyholder exposures.

6.1    Risks to the Group's financial situation, including those from the external macroeconomic and geopolitical environment

a.    Market risk

  (Audited)

The main drivers of market risk in the Group are:

–
Investment risk, which arises on our holdings of equity and property investments, the prices of which can change depending on market conditions. The main investment risk exposure arises from the portion of the profits from the Hong Kong with-profits funds which the shareholders are entitled to receive; the value of the future fees from the fee-earning products in the Asia business; and from the asset returns backing Jackson's variable annuities business;
–
Interest rate risk, which is driven by the valuation of Prudential's assets (particularly the bonds that it invests in) and liabilities, which are dependent on market interest rates and exposes it to the risk of those moving in a way that is detrimental. The Group's interest rate risk is driven by Jackson's fixed annuity business, the cost of guarantees in its fixed index and variable annuity business, and the guarantees of some non-unit-linked investment savings products in Asia. The impact of lower interest rates also manifests through reduced solvency levels in some of the Asian businesses as well as reduced new business profitability; and
–
Foreign exchange risk, through translation of its profits and assets and liabilities denominated in various currencies, given the geographical diversity of the business.

The Group has appetite for market risk where it arises from profit-generating insurance activities to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position.

The Group's market risks are managed and mitigated by the following:

•
The Group market risk policy;
•
The Group Asset Liability Committee – a first-line risk management advisory committee to the Group Chief Executive Officer which supports the identification, assessment and management of key financial risks significant to the achievement of the Group's business objectives;
•
Risk appetite statements, limits and triggers;
•
Our asset and liability management programmes which include management actions such as asset allocation, bonus revisions, repricing and the use of reinsurance where appropriate;
•
Hedging derivatives, including equity options and futures, interest rate swaps and swaptions and currency forwards;
•
The monitoring and oversight of market risks through the regular reporting of management information; and
•
Regular deep dive assessments.

Equity and property investment risk

In Asia, the shareholder exposure to equity price movements results from unit-linked products, where fee income is linked to the market value of the funds under management. Further exposure arises from with-profits businesses where bonuses declared are based broadly on historical and current rates of return from the Asia business's investment portfolios, which include equities.

In Jackson, investment risk arises from the assets backing customer policies. Equity risk is driven by the variable annuity business, where the assets are invested in both equities and bonds and the main risk to the shareholder comes from providing the guaranteed benefits offered. The exposure to this is primarily controlled by using a derivative hedging programme, as well as through the use of reinsurance to pass on the risk to third-party reinsurers.

While accepting the equity exposure that arises on future fees, the Group has limited appetite for exposures to equity price movements to remain unhedged or for volatility within policyholder guarantees after taking into account any natural offsets and buffers within the business.

Interest rate risk

Some products that Prudential offers are sensitive to movements in interest rates. As part of the Group's ongoing management of this risk, a number of mitigating actions to the in-force business have been taken, as well as repricing and restructuring new business offerings in response to recent relatively low interest rates. Nevertheless, some sensitivity to interest rate movements is still retained.

The Group's appetite for interest rate risk is limited to where assets and liabilities can be tightly matched and where liquid assets or derivatives exist to cover interest rate exposures.

In Asia, our exposure to interest rate risk arises from the guarantees of some non-unit-linked investment savings products, including the Hong Kong with-profits and non-profit business. This exposure exists because of the potential for an asset and liability mismatch, where long-dated liabilities and guarantees are backed by short-dated assets, which cannot be eliminated but is monitored and managed through local risk and asset liability management committees against risk appetite aligned with the Group's limit framework.

Jackson is affected by interest rate movements to its fixed annuity book where the assets are primarily invested in bonds and shareholder exposure comes from the mismatch between these assets and the guaranteed rates that are offered to policyholders. Interest rate risk results from the cost of guarantees in the variable annuity and fixed index annuity business, which may increase when interest rates fall. The level of sales of variable annuity products with guaranteed living benefits is actively monitored, and the risk limits we have in place help to ensure we are comfortable with the level of interest rate and market risks incurred as a result. Derivatives are also used to provide some protection.

Foreign exchange risk

The geographical diversity of Prudential's businesses means that it has some exposure to the risk of foreign exchange rate fluctuations. Some entities within the Group that write policies, invest in assets or enter into other transactions in local currencies or currencies not linked to the US dollar. Although this limits the effect of exchange rate movements on local operating results, it can lead to fluctuations in the Group financial statements when results are reported in US dollars. This risk is accepted within our appetite for foreign exchange risk.

In cases where a non-US dollar denominated surplus arises in an operation which is to be used to support Group capital, or where a significant cash payment is due from a subsidiary to the Group, this currency exposure may be hedged where it is believed to be favourable economically to do so. Further, the Group generally does not have appetite for significant direct shareholder exposure to foreign exchange risks in currencies outside the countries in which it operates, but it does have some appetite for this on fee income and on non-sterling investments within the with-profits fund. Where foreign exchange risk arises outside appetite, currency swaps and other derivatives are used to manage the exposure.

b.    Credit risk

  (Audited)

Prudential invests in bonds that provide a regular, fixed amount of interest income (fixed income assets) in order to match the payments needed to policyholders. It also enters into reinsurance and derivative contracts with third parties to mitigate various types of risk, as well as holding cash deposits at certain banks. As a result, it is exposed to credit risk and counterparty risk across its business.

Credit risk is the potential for reduction in the value of investments which results from the perceived level of risk of an investment issuer being unable to meet its obligations (defaulting). Counterparty risk is a type of credit risk and relates to the risk of the counterparty to any contract we enter into being unable to meet their obligations causing us to suffer loss.

The Group has some appetite to take credit risk where it arises from profit-generating insurance activities, to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position.

A number of risk management tools are used to manage and mitigate this credit risk, including the following:

•
A credit risk policy and dealing and controls policy;
•
Risk appetite statements and limits that have been defined on issuers, and counterparties;
•
Collateral arrangements for derivative, secured lending reverse repurchase and reinsurance transactions;
•
The Group Credit Risk Committee's oversight of credit and counterparty credit risk and sector and/or name-specific reviews;
•
Regular assessments; and

•
Close monitoring or restrictions on investments that may be of concern.

Debt and loan portfolio

Credit risk also arises from the debt portfolio in the Asia business comprising the shareholder, with-profit and unit-linked funds, the value of which was $74.7 billion at 31 December 2019. The majority (67 per cent) of the portfolio is in unit-linked and with-profits funds and so exposure of the shareholder to this component is minimal. The remaining 33 per cent of the debt portfolio is held to back the shareholder business.

In the general account of the Group's US business, $58.5 billion of debt securities are held to support shareholder liabilities including those from our fixed annuities, fixed index annuities and life insurance products.

The shareholder-backed debt portfolio of the Group's other operations was $1.3 billion as at 31 December 2019.

Further details of the composition and quality of our debt portfolio, and exposure to loans, can be found in the IFRS financial statements.

Group sovereign debt

Prudential also invests in bonds issued by national governments. This sovereign debt holdings represented 21 per cent or $18.0 billion1 of the shareholder debt portfolio of the Group as at 31 December 2019 (31 December 2018: 20 per cent or $14.8 billion of the shareholder debt portfolio attributable to continuing operations). One per cent of this was rated AAA and 83 per cent was considered investment grade (31 December 2018: 84 per cent of the sovereign debt holdings attributable to continuing operations was considered investment grade).

The particular risks associated with holding sovereign debt are detailed further in our disclosures on risk factors.

The exposures held by the shareholder-backed business and with-profits funds in sovereign debt securities at 31 December 2019 are given in note C3.2(d) of the Group's IFRS financial statements.

Bank debt exposure and counterparty credit risk

Prudential's exposure to banks is a key part of its core investment business, as well as being important for the hedging and other activities undertaken to manage its various financial risks. Given the importance of its relationship with its banks, exposure to the sector is considered a material risk for the Group.

The exposures held by the shareholder-backed business and with-profits funds in bank debt securities at 31 December 2019 are given in note C3.2(d) of the Group's IFRS financial statements for continuing operations.

The exposure to derivative counterparty and reinsurance counterparty credit risk is managed using an array of risk management tools, including a comprehensive system of limits. Where appropriate, Prudential reduces its exposure, buys credit protection or uses additional collateral arrangements to manage its levels of counterparty credit risk.

At 31 December 2019:

•
92 per cent of the Group's shareholder portfolio is investment grade rated2. In particular, 61 per cent of the portfolio is rated2 A- and above (or equivalent); and
•
The Group's shareholder portfolio is well diversified: no individual sector3 makes up more than 15 per cent of the total portfolio (excluding the financial and sovereign sectors).

c.    Liquidity risk

  (Audited)

Prudential's liquidity risk arises from the need to have sufficient liquid assets to meet policyholder and third-party payments as they fall due. This incorporates the risk arising from funds composed of illiquid assets and results from a mismatch between the liquidity profile of assets and liabilities. Liquidity risk may impact on market conditions and valuation of assets in a more uncertain way than for other risks like interest rate or credit risk. It may arise, for example, where external capital is unavailable at sustainable cost, increased liquid assets are required to be held as collateral under derivative transactions or where redemption requests are made against Prudential external funds.

Prudential has no appetite for liquidity risk, ie for any business to have insufficient resources to cover its outgoing cash flows, or for the Group as a whole to not meet cash flow requirements from its debt obligations under any plausible scenario.

The Group has significant internal sources of liquidity, which are sufficient to meet all of our expected cash requirements for at least 12 months from the date the financial statements are approved, without having to resort to external sources of funding. The Group has a total of £2.0 billion of undrawn committed facilities that can be made use of, expiring in 2024. Access to further liquidity is available through the debt capital markets and an extensive commercial paper programme is in place, and Prudential has maintained a consistent presence as an issuer in the market for the past decade.

A number of risk management tools are used to manage and mitigate this liquidity risk, including the following:

•
The Group's liquidity risk policy;
•
Risk appetite statements, limits and triggers;
•
Regular assessment by the Group and business units of LCRs which are calculated under both base case and stressed scenarios and are reported to committees and the Board;
•
The Group's Liquidity Risk Management Plan, which includes details of the Group Liquidity Risk Framework as well as gap analysis of liquidity risks and the adequacy of available liquidity resources under normal and stressed conditions;
•
Regular stress testing;
•
Our contingency plans and identified sources of liquidity;
•
The Group's ability to access the money and debt capital markets;
•
Regular deep dive assessments; and
•
The Group's access to external committed credit facilities.

6.2    Risks arising from the nature of the Group's business and industry

a.
Transformation risk

A number of significant change programmes are currently running in order to implement the Group's strategic vision, comply with impending regulatory changes and to maintain market competitiveness. Many of these programmes are interconnected with complex dependencies and/or of large scale, and may have financial and non-financial implications if they fail to meet their objectives. Additionally, these programmes inherently give rise to design and execution risks, and may introduce new, or increase existing, business risks. These include an increased strain on the operational capacity, newly-implemented controls being ineffective or general weakening of the control environment of the Group. Implementing further strategic initiatives may amplify these risks. Furthermore, these programmes require ongoing oversight, coordinated independent assurance and regular monitoring and consolidated reporting, as part of the Group's Transformation Risk Framework, to mitigate the risks to the business.

The Group's current significant change programmes relate to an expansion of its use of technology, platforms and analytics, improving the efficiency of certain business functions and processes (data, systems, people) and the establishment of new third-party arrangements. The Group's transformation portfolio also includes programmes related to regulatory change, including but not limited to, the transition to the Hong Kong IA's GWS framework, the discontinuation of IBORs and the implementation of IFRS 17 – see section 6.3 below for further information.

b.
Non-financial risks

In the course of doing business, the Group is exposed to non-financial risks arising from its operations, the business environment and its strategy. The main risks across these areas are detailed below.

Operational risk

Prudential defines operational risk as the risk of loss (or unintended gain or profit) arising from inadequate or failed internal processes, personnel or systems, or from external events. This includes employee error, model error, system failures, fraud or some other event which disrupts business processes or has a detrimental impact to customers. Processes are established for activities across the scope of our business, including operational activity, regulatory compliance, and those supporting ESG activities more broadly, any of which can expose us to operational risks. A large volume of complex transactions is processed by the Group across a number of diverse products and are subject to a high number of varying legal, regulatory and tax regimes. Prudential has no appetite for material losses (direct or indirect) suffered as a result of failing to develop, implement or monitor appropriate controls to manage operational risks.

The Group's outsourcing and third-party relationships require distinct oversight and risk management processes. A number of important third-party relationships exist which provide the distribution and processing of Prudential's products, both as market counterparties and as outsourcing partners, and new IT and technology partners are being engaged. In Asia, the Group continues to expand its strategic partnerships and renew bancassurance arrangements and in Africa Prudential is continuing its expansion through acquisitions. These third-party arrangements support Prudential in providing a high level and cost-effective service to our customers, but they also make us reliant on the operational resilience and performance of our outsourcing partners.

The Group's requirements for the management of material outsourcing arrangements, which are in accordance with relevant applicable regulations, are included through its well-established Group-wide third-party supply policy. Third-party management is also included in the Group-wide framework and risk management for operational risk (see below). Third-party management forms part of the Group's operational risk categorisations and a defined qualitative risk appetite statement, limits and triggers are in place.

The performance of the Group's core business activities places reliance on the IT infrastructure, provided by our external IT and technology partners, that supports day-to-day transaction processing and administration. The IT environment must also be secure, and an increasing cyber risk threat needs to be addressed as the Group's digital footprint increases and the sophistication of cyber threats continue to evolve – see separate information security risk sub-section below. Exposure to operational and other external events could impact operational resilience by significantly disrupting systems, operations and services to customers, which may result in financial loss, customer impacts and reputational damage.

Operational challenges also exist in keeping pace with regulatory changes. This requires implementing processes to ensure we are, and remain, compliant on an ongoing basis, including regular monitoring and reporting. See section 6.3 for further detail on the Group's regulatory and legal risks.

Business disruption risk

Prudential recognises that business disruption is a key risk to effective business operations and delivery of business services, and has the potential to impact our customers and the market more broadly. The Group therefore continuously seeks to develop greater business resilience through planning, preparation, testing and adaption. Business continuity management (BCM) is one of a number of activities undertaken by the Group Security function that helps the Group to protect its key stakeholders and its systems, and business resilience is at the core of the Group's embedded BCM programme. The BCM programme and framework are appropriately linked to all business activities, and includes business impact analyses, risk assessments, incident management plans, disaster recovery plans, and the exercising and execution of these plans. Based on industry standards, the BCM programme is designed to provide business continuity that matches the Group's evolving business needs and is appropriate to the size, complexity and nature of the Group's operations. Prudential is also taking a broader, multi-functional approach to building greater business resilience, working with our external third-party providers and our service delivery teams to improve our ability to withstand, absorb and recover from disruption to our business services, while minimising the impact on our customers. The Group continuously reviews and develops its contingency plans and its ability to respond effectively when disruptive incidents occur, such as those resulting from the Hong Kong protests and the recent COVID-19 outbreak.

Business disruption risks are closely monitored by the Group Security function, with key operational effectiveness metrics and updates on specific activities being reported to the Group Risk Committee and discussed by cross-functional working groups.

Information security risk and data privacy

Information security risk remains an area of heightened focus after a number of recent high-profile attacks and data losses across industries. Criminal capability in this area is maturing and industrialising, with an increased level of understanding of complex financial transactions which increases the risks to the financial services industry. The threat landscape is continuously evolving, and the systemic risk of sophisticated but untargeted attacks is rising, particularly during times of heightened geopolitical tensions.

Developments in data protection requirements, such as GDPR that came into force in May 2018 and the California Consumer Protection Act which came into force on 1 January 2020, continue to evolve worldwide. This increases financial and reputational implications for Prudential in the event of a breach of its (or third-party suppliers') IT systems. As well as protecting data, stakeholders expect companies and organisations to use personal information transparently and appropriately. Given this, both information security and data privacy are key risks for the Group. As well as having preventative risk management in place, it is fundamental that the

Group has robust critical recovery systems in place in the event of a successful attack on its infrastructure, a breach of its information security or a failure of its systems in order to retain its customer relationships and trusted reputation.

During 2019, the revised organisational structure and governance model for cyber security management was implemented. This change has resulted in a centralised Group-wide Information Security and Privacy function, leveraging skills, tools and resources across the business under a 'centre of excellence' model. This organisational change has increased the Group's efficiency and agility in responding to cyber security related incidents and has facilitated increased collaboration between business units leveraging their respective strengths in delivering the Group-wide information security programme.

The strategic objectives of the programme include achieving consistency in the execution of security disciplines across the Group, improving visibility across Prudential's businesses and deployment of automation to detect and address threats. It also includes achieving security by design by aligning subject matter expertise to the Group's digital and business initiatives to embed security controls across platforms and ecosystems. Implementation of the operating model and progress against these strategic objectives have continued over the year.

The Board receives periodic updates on information security risk management throughout the year. Group functions work with the business units to address risks locally within the national and regional context of each business following the strategic direction of the Group-wide information security function.

Financial crime risk

As with all financial services firms, Prudential is exposed to risks relating to money laundering (the risk that the products or services of the Group are used by customers or other third parties to transfer or conceal the proceeds of crime); fraud (the risk that fraudulent claims or transactions, or procurement of services, are made against or through the business); sanctions compliance (the risk that the Group undertakes business with individuals and entities on the lists of the main sanctions regimes); and bribery and corruption (the risk that employees or associated persons seek to influence the behaviour of others to obtain an unfair advantage or receive benefits from others for the same purpose).

Prudential operates in some high-risk countries where, for example, the acceptance of cash premiums from customers may be common practice, large-scale agency networks may be in operation where sales are incentivised by commission and fees or where there is a higher concentration of exposure to politically-exposed persons.

The Group-wide policies we have in place on anti-money laundering, fraud, sanctions and anti-bribery and corruption reflect the values, behaviours and standards that are expected across the business. Across Asia, screening and transaction monitoring systems are in place and a series of improvements and upgrades are being implemented, while a programme of compliance control monitoring reviews is being undertaken. Risk assessments are performed annually at higher risk locations. Due diligence reviews and assessments against Prudential's financial crime policies are performed as part of the Group's business acquisition process. The Group continues to undertake strategic activity to monitor and evaluate the evolving fraud risk landscape, mitigate the likelihood of fraud occurring and increase the rate of detection.

The Group has in place a mature confidential reporting system through which staff and other stakeholders can report concerns relating to potential misconduct. The process and results of this are overseen by the Group Audit Committee.

Group-wide framework and risk management for operational risk

The risks detailed above form key elements of the Group's operational risk profile. In order to identify, assess, manage, control and report effectively on all operational risks across the business, a Group-wide operational risk framework is in place. The key components of the framework are:

•
Application of a risk and control assessment (RCA) process, where operational risk exposures are identified and assessed as part of a periodical cycle. The RCA process considers a range of internal and external factors, including an assessment of the control environment, to determine the business's most significant risk exposures on a prospective basis;
•
An internal incident management process, which identifies, quantifies and monitors remediation conducted through root cause analysis and application of action plans for risk events that have occurred across the business;
•
A scenario analysis process for the quantification of extreme, yet plausible manifestations of key operational risks across the business on a forward-looking basis. This is carried out at least annually and supports external and internal capital requirements as well as informing risk oversight activity across the business; and

•
An operational risk appetite framework that articulates the level of operational risk exposure the business is willing to tolerate, covering all operational risk categories, and sets out escalation processes for breaches of appetite.

Outputs from these processes and activities performed by individual business units are monitored by the Group Risk function, which provides an aggregated view of the risk profile across the business to the Group Risk Committee and Board.

These core framework components are embedded across the Group via the Group Operational Risk Policy and Standards documents, which set out the key principles and minimum standards for the management of operational risk across the Group.

The Group Operational Risk Policy, standards and operational risk appetite framework sit alongside other risk policies and standards that individually engage with key operational risks, including outsourcing and third-party supply, business continuity, financial crime, technology and data, operations processes and extent of transformation.

These policies and standards include subject matter expert-led processes that are designed to identify, assess, manage and control operational risks, including:

•
A transformation risk framework that assesses, manages and reports on the end-to-end transformation life cycle, project prioritisation and the risks, interdependencies and possible conflicts arising from a large portfolio of transformation activities;
•
Internal and external review of cyber security capability and defences;
•
Regular updating and testing of elements of disaster-recovery plans and the Critical Incident Procedure process;
•
Group and business unit-level compliance oversight and testing in respect of adherence with in-force regulations;
•
Regulatory change teams in place to assist the business in proactively adapting and complying with regulatory developments;
•
On financial crime risks, screening and transaction monitoring systems are in place and a programme of compliance control monitoring reviews is undertaken, as well as regular risk assessments;
•
A framework is in place for emerging risk identification and analysis in order to capture, monitor and allow us to prepare for operational risks that may crystallise beyond the short-term horizon;
•
Corporate insurance programmes to limit the financial impact of operational risks; and
•
Reviews of key operational risks and challenges within Group and business unit business plans.

These activities are fundamental in maintaining an effective system of internal control, and as such outputs from these also inform core RCA, incident management and scenario analysis processes and reporting on operational risk. Furthermore, they also ensure that operational risk considerations are embedded in key business decision-making, including material business approvals and in setting and challenging the Group's strategy.

c.    Insurance risks

  (Audited)

Insurance risk makes up a significant proportion of Prudential's overall risk exposure. The profitability of its businesses depends on a mix of factors, including levels of, and trends in, mortality (policyholders dying), morbidity (policyholders becoming ill) and policyholder behaviour (variability in how customers interact with their policies, including utilisation of withdrawals, take-up of options and guarantees and persistency, ie lapsing of policies), and increases in the costs of claims, including the level of medical expenses increases over and above price inflation (claim inflation).

The Group has appetite for retaining insurance risks in order to create shareholder value in the areas where it believes it has expertise and controls to manage the risk and can support such risk with its capital and solvency position.

The principal drivers of the Group's insurance risk vary across its business units. Across Asia, where a significant volume of health and protection business is written, the most significant insurance risks are morbidity risk, persistency risk, and medical inflation risk. In Jackson, policyholder behaviour risk is particularly material, especially in the take up of options and guarantees on variable annuity business.

In Asia, Prudential writes significant volumes of health and protection business, and so a key assumption is the rate of medical inflation, which is often in excess of general price inflation. There is a risk that the expenses of medical treatment increase more than expected, so the medical claim cost passed on to Prudential is higher than anticipated. Medical expense inflation risk is best mitigated by retaining the right to reprice our products each year and by having suitable overall claim limits within our policies, either limits per type of claim or in total across a policy. Prudential's morbidity risk is mitigated by appropriate underwriting when policies are issued and claims are received. Our morbidity assumptions reflect our recent experience and expectation of future trends for each relevant line of business.

The Group's persistency assumptions reflect similarly a combination of recent past experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. Any expected change in future persistency is also reflected in the assumptions. Persistency risk is managed by appropriate training and sales processes (including active customer engagement and service quality) and managed locally post-sale through regular experience monitoring and the identification of common characteristics of business with high lapse rates. Where appropriate, allowance is made for the relationship (either assumed or observed historically) between persistency and investment returns and any additional risk is accounted for. Modelling this dynamic policyholder behaviour is particularly important when assessing the likely take-up rate of options embedded within certain products. The effect of persistency on the Group's financial results can vary but depends mostly on the value of the product features and market conditions.

Prudential's insurance risks are managed and mitigated using the following:

•
The Group's insurance, product and underwriting risk policies;
•
The risk appetite statements, limits and triggers;
•
Using persistency, morbidity and longevity assumptions that reflect recent experience and expectation of future trends, and industry data and expert judgement where appropriate;
•
Using reinsurance to mitigate mortality and morbidity risks;
•
Ensuring appropriate medical underwriting when policies are issued and appropriate claims management practices when claims are received in order to mitigate morbidity risk;
•
Maintaining the quality of sales processes, training and using initiatives to increase customer retention in order to mitigate persistency risk;
•
Using product repricing and other claims management initiatives in order to mitigate medical expense inflation risk; and
•
Regular deep dive assessments.

6.3    Risks related to regulatory and legal compliance

Regulatory risks may impact Prudential's business or the way in which it is conducted. This covers a broad range of risks including changes in government policy and legislation, capital control measures, and new regulations at either national or international level. In addition to the risks arising from regulatory change, the breadth of local and Group-wide regulatory arrangements presents the risk that regulatory requirements are not fully met, resulting in specific regulator interventions or actions including retrospective interpretation of standards by regulators which may result in regulatory censure or significant additional costs to the business.

On 21 October 2019, the Hong Kong IA became Prudential's Group-wide supervisor, and the Group continues to engage with the supervisor on the Group-wide Supervision (GWS) Framework, which is expected to be finalised in the second half of 2020.

The focus of some governments toward more protectionist or restrictive economic and trade policies could impact on the degree and nature of regulatory changes and Prudential's competitive position in some geographic markets. This could take effect, for example, through increased friction in cross-border trade, capital controls or measures favouring local enterprises such as changes to the maximum level of non-domestic ownership by foreign companies. These developments continue to be monitored by the Group at a national and global level and these considerations form part of the Group's ongoing engagement with government policy teams and regulators.

Efforts to curb systemic risk and promote financial stability are also under way. At the international level, the Financial Stability Board (FSB) continues to develop recommendations for the asset management and insurance sectors, including ongoing assessment of systemic risk measures. The International Association of Insurance Supervisors (IAIS) has continued its focus on the following two key developments.

The IAIS is developing the ICS as part of ComFrame. The implementation of ICS will be conducted in two phases – a five-year monitoring phase followed by an implementation phase. ComFrame will more generally establish a set of common principles and standards designed to assist supervisors in addressing risks that arise from insurance groups with operations in multiple jurisdictions. The ComFrame proposals, including ICS, could result in enhanced capital and regulatory measures for IAIGs, for which Prudential is likely to satisfy the criteria. The Aggregation Method is one of the approaches being considered as part of the ICS and the related proposals are being led by the National Association of Insurance Commissioners (NAIC). Alongside the current ICS developments, the NAIC is also developing its Group Capital Calculation (GCC) for the supervision of insurance groups in the US. The GCC is intended to be a risk-based capital (RBC) aggregation methodology. In developing the GCC, the NAIC will also consider Group capital developments by the US Federal Reserve Board, which will inform the US regulatory association in its construction of a US group capital calculation.

The FSB has endorsed a new holistic framework (HF) for systemic risk for implementation by the IAIS in 2020 and suspended G-SII designations until a review to be undertaken in 2022. Many of the previous G-SII measures have already been adopted into the insurance core principles (ICPs) and ComFrame – the common framework for the supervision of internationally active insurance groups (IAIGs). Prudential is likely to satisfy the criteria of an IAIG and therefore continue to be subject to these measures. The HF also includes a monitoring element for the identification of a build-up of systemic risk and to enable supervisors to take action where appropriate. The IAIS has already consulted on an application paper on the liquidity risk elements introduced into the ICPs and ComFrame with a further consultation focused on macroeconomic elements expected to follow in 2021.

In certain jurisdictions in which Prudential operates there are also a number of ongoing policy initiatives and regulatory developments that are having, and will continue to have, an impact on the way Prudential is supervised. Decisions taken by regulators, including those related to solvency requirements, corporate or governance structures, capital allocation, financial reporting and risk management may have an impact on our business.

In May 2017, the International Accounting Standards Board (IASB) published IFRS 17 which will introduce fundamental changes to the IFRS-based reporting of insurance entities that prepare accounts according to IFRS from 2021. In June 2019, the IASB published an exposure draft proposing a number of targeted amendments to this new standard including the deferral of the effective date by one year from 2021 to 2022. As a result of comments on this exposure draft, the IASB plans to redeliberate on a number of areas of IFRS 17, with an amended standard expected to be issued in mid-2020. IFRS 17 is expected to, among other things, include altering the timing of IFRS profit recognition, and the implementation of the standard is likely to require changes to the Group's IT, actuarial and finance systems. The Group is reviewing the complex requirements of this standard and considering its potential impact.

In the US, various initiatives are under way to introduce fiduciary obligations for distributors of investment products, which may reshape the distribution of retirement products. Jackson has introduced fee-based variable annuity products in response to the potential introduction of such rules, and we anticipate that the business's strong relationships with distributors, history of product innovation and efficient operations should further mitigate any impacts.

In Asia, regulatory regimes are developing at different speeds, driven by a combination of global factors and local considerations. New local capital rules and requirements could be introduced in these and other regulatory regimes that challenge legal or ownership structures, or current sales practices, or could be applied to sales made prior to their introduction retrospectively, which could have a negative impact on Prudential's business or reported results.

In July 2014, the Financial Stability Board (FSB) announced widespread reforms to address the integrity and reliability of inter-bank offer rates (IBORs). The discontinuation of IBORs in their current form and their replacement with alternative risk-free reference rates such as the Sterling Overnight Index Average benchmark (SONIA) in the UK and the Secured Overnight Financing Rate (SOFR) in the US could, among other things, impact the Group through an adverse effect on the value of Prudential's assets and liabilities which are linked to, or which reference IBORs, a reduction in market liquidity during any period of transition and increased legal and conduct risks to the Group arising from changes required to documentation and its related obligations to its stakeholders.

Risk management and mitigation of regulatory risk at Prudential includes the following:

•
Risk assessment of the Business Plan which includes consideration of current strategies;
•
Close monitoring and assessment of our business environment and strategic risks;
•
The consideration of risk themes in strategic decisions; and
•
Ongoing engagement with national regulators, government policy teams and international standard setters.

6.4    Environmental, social and governance risks

The business environment in which Prudential operates is continually changing and responding effectively to those material risks associated with ESG themes is crucial in maintaining Prudential's brand and reputation, its ability to attract and retain customers and staff, and in turn its financial performance and its long-term strategy. The Group maintains active engagement with its key stakeholders as it responds to ESG-related matters, including investors, customers, employees, governments, policymakers and regulators in its key markets, as well as with international institutions – all of whom have expectations in this area which may differ.

Policies and procedures to support how the Group operates in relation to certain ESG topics are included in the Group Governance Manual. Prudential manages key ESG issues through a multi-disciplinary approach with functional ownership for ESG topics. The ESG Executive Committee coordinates these activities and seeks, as one of its aims, to ensure a consistent approach in managing ESG considerations in its business activities, including investment activities. It is supported by senior functional leaders and representatives from the Group's business units, including the chief investment officers of the Group's asset managers.

The environmental risks associated with climate change is one ESG area that poses significant risks to Prudential and its customers. The global transition to a lower carbon economy could potentially see the financial assets of carbon-intensive companies re-price as a result of facing significantly higher costs or decreasing demand for their products and services. The speed of this transition, including the extent to which it is orderly and managed, will be influenced by factors such as public policy, technology and changes in market or investor sentiment. This 'transition risk' may adversely impact the valuation of investments held by the Group. The Group expects the physical impacts of climate change, driven by both specific short-term climate-related events such as natural disasters and longer-term changes in the natural environment, to increasingly influence the longevity, mortality and morbidity risk assessments of the Group's product offerings. Climate-driven change in countries in which Prudential, or its key third parties, operate could impact on its operational resilience and could change its claims profile.

Social risks that could impact Prudential include the emerging population risks associated with public health trends (such as an increase in obesity) and demographic changes (such as population urbanisation) which may impact customer lifestyles and therefore may impact claims against the Group's insurance product offerings. As a life and health insurer, we are committed to playing a greater role in preventing and postponing illness in order to protect our customers. Other social risks may arise from a failure to consider the rights, diversity, well-being, and interests of people and communities in which the Group, or its third parties, operates. These risks are increased as Prudential operates in multiple jurisdictions with distinct local cultures and considerations. As an employer, the Group is also exposed to the risk of being unable to attract, retain and develop highly-skilled staff, which can be increased where Prudential does not have responsible working practices.

A failure to maintain high standards of corporate governance may adversely impact the Group and its customers, staff and employees, through poor decision-making and a lack of oversight of its key risks, particularly in joint ventures or partnerships where Prudential does not have direct overall control. Poor governance may arise where key governance committees have insufficient independence, a lack of diversity, skills or experience in their members, or unclear (or insufficient) oversight responsibilities and mandates. Inadequate oversight over remuneration increases the risk of poor senior management behaviours. Prudential operates across multiple jurisdictions and has a group and subsidiary governance structure which may add further complexity to these considerations.

Notes

1
Excluding assets held to cover linked liabilities and those of the consolidated unit trusts and similar funds.
2
Based on hierarchy of Standard & Poor's, Moody's and Fitch, where available and if unavailable, NAIC and other external ratings have been used.
3
Source of segmentation: Bloomberg Sector, Bloomberg Group and Merrill Lynch. Anything that cannot be identified from the three sources noted is classified as other. Excludes debt securities from other operations.

SUPERVISION AND REGULATION OF PRUDENTIAL

Prudential's principal insurance and investment operations are in Asia and the United States (US), with a smaller base in Africa. Accordingly, our operations are subject to applicable Asia, US and Africa insurance and other financial services regulations which are discussed below.

Group supervision

On 14 March 2018, Prudential plc announced to the market its intention to demerge its UK and Europe business, M&G plc, from Prudential plc, resulting in two independent and separately listed groups. The demerger was completed on 21 October 2019.

Until the demerger was completed, the Bank of England's Prudential Regulation Authority was the group-wide supervisor of Prudential plc. After the demerger, Prudential plc's individual insurance and asset management businesses continue to be supervised at a local entity level and local statutory capital requirements continue to apply. The Supervisory College, made up of the authorities overseeing the principal regulated activities in jurisdictions where the post demerger Prudential plc operates, made a collective decision for Hong Kong's Insurance Authority (HKIA) to be the new Group-wide supervisor for Prudential plc post demerger. Further information on the Group regulatory capital requirements that has been agreed with the HKIA is provided in the 'Explanation of performance and other financial measures' section and in note I(i) of Additional unaudited financial information.

Global regulatory developments and trends

There are a number of ongoing policy initiatives and regulatory developments at the global level that are having an impact on the way Prudential is regulated and supervised. On 14 November 2019, the International Association of Insurance Supervisors (IAIS) adopted ComFrame, the Common Framework for the Supervision of Internationally Active Insurance Groups (IAIGs). IAIS developments are discussed in the 'Risks related to regulatory and legal compliance' section within the Group Risk Framework.

In conduct regulation, there is an increased focus at the international level and across jurisdictions on market policies, fairness, sustainable finance (including defining expectations by many regulators/supervisors on climate change risk management) and responsible investment, culture and behaviour. Conduct regulators are also putting growing emphasis on the economic consequences that poor value products and services have on consumers. In Asia, distribution and product suitability linked to innovation continue to set the pace of conduct regulatory change. Prudential plc is under scope of these conduct regulations and remains committed to implementing regulatory changes.

LIBOR

In 2017, the head of the Financial Conduct Authority (FCA) announced a plan to transition away from the London Interbank Offered Rate (LIBOR) to a new benchmark/alternative reference rate by 2021. The markets are continuing to evaluate alternative reference rates, including Secured Overnight Financing Rate (SOFR) and Sterling Overnight Index Average (SONIA). Many of Prudential's assets and liabilities reference, or are linked to, LIBOR and extend past the expected transition date. A Group-wide program is in place to provide oversight and ensure appropriate resources are deployed during the transition period. The Group's US operations have established a LIBOR Discontinuation Steering Committee to provide strategic direction regarding the impact of the LIBOR transition. The review of legal documentation is underway to identify the transition mechanisms by which the reference rates in existing contracts or instruments may be amended through market-wide protocols, fallback contractual provisions, bespoke negotiations, amendments or otherwise. Similarly, the Group's Asia operations have established a working group to ensure an orderly transition for LIBOR-linked asset holdings, though exposures in the Asia businesses are of low materiality. The effect of the LIBOR transition remains uncertain. It is possible that certain instruments may realise a reduction in market liquidity, and the effectiveness of certain hedging transactions and increased illiquidity and volatility in markets that currently rely on LIBOR could adversely impact Prudential's asset values.

Financial crime

The prevention of financial crime is a key commitment of the Group. The HKIA, the Group's lead regulator, provides regulatory oversight of anti-money laundering (AML) and counter-terrorism financing (CTF). The Group has appropriate systems and controls to mitigate financial crime risks, including sanctions and anti-bribery and corruption, and it examines these on an ongoing basis as part of its proactive supervision agenda.

General Data Protection Regulation

The General Data Protection Regulation (GDPR) came in to effect in May 2018. The GDPR is aimed at strengthening and unifying data protection and privacy in the European Union (EU) and the European Economic Area (EEA), as well as the transfer of personal data outside the EU and the EEA. Following its adoption by the UK and implementation, the Group's focus is on maintaining awareness as well as enhancing and embedding activities that were implemented as part of the GDPR programme, in order to strengthen and sustain ongoing compliance.

Activities also focused on compliance towards the California Consumer Privacy Act (CCPA) regulation, effective 1 January 2020, which affords consumers in California new advanced privacy rights. Jackson, along with its subsidiaries and affiliates, will be subject to the new compliance obligations and many other states are pursuing similar legislation. A multi-discipline team across the in-scope businesses has been formed to help ensure compliance by the enforcement date.

The security measures that the Group takes to protect its data and systems are commensurate with local regulatory requirements and risk appetite. In practice, this means that the Group's businesses must identify and classify data and operate a risk-based information security approach which leverages people, processes, and technology solutions. This is in the context of a Group-wide Information Security Policy and operating standards.

Asia supervision and regulation

Regulators, laws and major regulations of insurance business

Prudential's businesses in Asia are subject to all relevant local regulatory and supervisory schemes. These laws and regulations vary from jurisdiction to jurisdiction, but it is the local regulators that typically grant (or revoke) licenses and therefore control the ability to operate a business.

The regulatory environment continues to evolve in Asia, where economies in the region are in various phases of maturity. In general (though there are exceptions), regulators in developing economies continue to build the regulatory framework relevant to their level of economic development. Increasing regulatory developments in the region will continue to affect Prudential's Asia businesses.

Conduct of Business and Consumer Protection continue to be a key priority for regulators in Asia. The focus continues to be on product design, commission structure, marketing literature, sales processes and various distribution business models.

Significant additional details of the regulatory regimes, to which Prudential's Asia insurance operations are subject, are discussed below:

Indonesia

PT. Prudential Life Assurance is authorised to carry on long-term insurance business in Indonesia. Prudential's operations in Indonesia are authorised to distribute life insurance products based on either conventional or Shariah principles, through agency, bancassurance (including direct marketing) and other alternate distribution channels.

The Otoritas Jasa Keuangan (OJK) is the regulator responsible for supervising the banking industry, capital markets and insurance industry. The financial regulatory regime in Indonesia operates on a 'twin peaks' model with the OJK responsible for microprudential supervision and Bank Indonesia (BI) retaining its macroprudential responsibilities. The implementation of AML controls in the insurance industry is monitored by the Indonesian Financial Transaction Reports and Analysis Center, or Pusat Pelaporan dan Analisis Transaksi Keuangan in Indonesian (the PPATK).

Law No. 40 of 2014 on Insurance (Insurance Law), which was enacted on 17 October 17 2014, is the principal legislation relating to insurance business. Pursuant to Law Number 40, in April 2018, the Government issued new regulations regarding foreign ownership in insurance companies, capping it at 80 per cent. Insurance companies that had foreign ownership exceeding 80 per cent prior to the regulation have been grandfathered, but they are prohibited from increasing the percentage of foreign ownership. In the first quarter of 2019, the OJK approved 'grandfathering' of Prudential's existing 94.6 per cent shareholding in PT. Prudential Life Assurance, our Indonesian subsidiary, with future capital injections not permitted to increase the percentage of foreign ownership.

Singapore

Prudential Assurance Company Singapore (Pte.) Limited (PACS) is registered by the Monetary Authority of Singapore (the MAS) to design and sell both life and accident and health insurance products pursuant to the Insurance Act and Financial Advisers Act.

Under the Insurance Act, the MAS is responsible for insurance regulation and supervision of insurance companies. The MAS has detailed regulatory frameworks to govern insurance companies and the distribution of insurance products in Singapore. The MAS has detailed regulatory frameworks to govern insurance companies and the distribution of insurance products in Singapore. MAS regulation covers, inter alia, product development, pricing and management of insurance products, market conduct standards, investments undertaken, public disclosure requirements, reinsurance management, maximum representatives tier structure, loans and advances and product disclosure. The MAS also issues directions and regulations for the prevention of money laundering and to counter financing terrorism. This is in addition to the general AML law under which suspicious transactions must also be notified to the Commercial Affairs Department, an enforcement agency of the Singapore Police Force.

The Financial Adviser Act gives the MAS the authority to regulate and supervise all financial advisory activities conducted by insurance companies. MAS regulation covers, among other things, the appointment and training of representatives, disciplinary action, mandatory disclosure to clients, sales and recommendations process on investment products, replacement (switching) of investment products and fair dealings with customers. Mandatory disclosure to clients covers both product information and basic data about the representatives and the firm.

In addition, the Central Provident Fund (the CPF) Board acts as a trustee of social security savings schemes jointly supported by employees, employers and the government. The CPF Board regulates insurers in the operation of various CPF schemes including the CPF Investment Scheme where CPF monies are used by policyholders to purchase insurance policies such as annuities and investment linked policies.

In April 2018, MAS proposed new guidelines on Individual Accountability & Conduct aimed at strengthening senior management accountability, ensuring fitness and propriety of employees in material risk functions and embedding standards of conduct amongst all employees. On 6 June 2019, MAS issued a supplementary consultation paper for these proposed guidelines with some modifications and further clarifications. The revised guidelines would impact Senior Managers (SMs) and Material Risk Personnel (MRP), as these individuals would need to be properly identified, and a framework to govern their roles and responsibilities, compensation structure and performance would have to be put in place. In addition to establishing a board-approved policy, PACS would also need to establish a conduct framework that promotes and sustains the desired conduct within the business, integrating it with relevant Human Resource processes including performance reviews, incentives, compensation and consequence management. MAS is also considering extending reference check requirements to a broader segment of employees, who are liable to commit various forms of misconduct. Considering the complexity and significant work involved in implementation, MAS has proposed an implementation timeline of one year from issuance of the Guidelines.

Hong Kong

Prudential currently operates two subsidiaries in Hong Kong, Prudential Hong Kong Limited (PHKL) and Prudential General Insurance Hong Kong Limited (PGHK), to manage separately the life and general insurance businesses. Both entities' market conduct is regulated by the relevant regulators in Hong Kong.

The HKIA officially commenced operations on 26 June 2017, taking over from the Office of the Commissioner of Insurance (OCI) which was disbanded on the same day. The HKIA is responsible for administering the Insurance Ordinance. Its objectives are to modernise the insurance industry regulatory infrastructure to facilitate the stable development of the industry, provide better protection for policyholders and comply with the requirements of the IAIS that insurance regulators should be financially and operationally independent from the government and industry. The intention is for HKIA to be more independent of the government than the OCI. It has a long-term aim to be funded independently of government and a new policyholder levy calculated as a percentage of insurance premiums, reaching 0.1 per cent by 1 April 2021, subject to a cap of HKD 100 on long-term insurance policies and HKD 5,000 on general insurance policies.

As compared to the OCI, HKIA has been vested with additional investigatory powers such as the right to enter an insurer's premises and take copies of records and documents without warrant. A separate team has been created for investigations which is expected to make greater use of data analysis than the OCI. HKIA took over the regulation of insurance intermediaries on 23 September 2019 from the three Self-Regulatory Organisations and will be the sole authority for granting licences, conducting due diligence inspections, investigations and imposing disciplinary sanctions in appropriate cases.

Guideline document GL21 was issued by the HKIA in July 2019 with an effective date of 1 January 2020. This guideline on enterprise risk management (ERM) was issued with the main objective of nurturing a sound risk culture in the insurance industry, while the board of directors and senior management should take ownership for shaping such culture. The guideline took into account the relevant Insurance Core Principles, Standards, Guidance and Assessment Methodology promulgated by the IAIS. In particular, it requires effective systems of risk management and internal controls, including effective functions for risk management, compliance, actuarial matters and internal audit, to be part of insurers' overall corporate governance framework. Furthermore, insurers should also establish an ERM framework for solvency purposes to identify, measure, report, monitor and manage the insurers' risk exposure in an ongoing and integrated manner.

The sale of mandatory pension products by agents is regulated by the Mandatory Provident Fund (MPF) Authority which licenses and supervises the conduct of MPF intermediaries, and the Securities Futures Commission.

Malaysia

Prudential Assurance Malaysia Berhad (PAMB) carries out life insurance business in Malaysia.

The Bank Negara Malaysia (BNM) is the central bank of Malaysia and is the regulatory body responsible for supervising and regulating the financial services sector, including the conduct of insurance and Takaful business (insurance that is compliant with Islamic principles). BNM places considerable emphasis on fair market conduct by the insurance industry and protection of consumers' interests and is also responsible for administering legislation in relation to AML matters. BNM has the power to enforce sanctions on financial institutions.

In addition, PAMB is a member of the Life Insurance Association of Malaysia (LIAM), a self-regulatory body. Resolutions and circulars issued by the LIAM are binding on the member insurance companies.

The Financial Services Act 2013 (FSA) is the principal legislation governing insurance businesses in Malaysia. The FSA provides for the regulation and supervision of financial institutions, payment systems and other relevant entities and the oversight of the money market and foreign exchange market to promote financial stability and for related, consequential or incidental matters. Further, the FSA covers, among other things provisions for licensing of insurers, prudential requirements, corporate governance, management of insurance funds, financial holding companies, business conduct and consumer protection, and powers granted to BNM for enforcement and supervision, The FSA also places greater accountability on the board of directors and senior management in their management and oversight of an insurer.

BNM issued the Life Insurance and Family Takaful Framework (LIFE Framework) in November 2015. The LIFE Framework aims to promote innovation and a more competitive market supported by higher levels of professionalism and transparency in the provision of insurance and Takaful products and services.

The LIFE Framework has been implemented by BNM in phases since 1 December 2015. In 2019, BNM revised investment-linked product regulations requiring insurers to offer only products that can be demonstrated as sustainable to the end of the policy term and enhanced related requirements for point-of-sale disclosures and customer communications.

Other key regulatory changes carried out by BNM during 2019 include new standards for technology risk management and revised requirements for fair treatment of financial customers.

Market liberalisation measures were introduced by BNM in April 2009, which increased the limit from 49 per cent to 70 per cent on foreign equity ownership for insurance companies and Takaful operators in Malaysia. A higher foreign equity limit beyond 70 per cent for insurance companies will be considered by BNM on a case-by-case basis for companies who support expansion of insurance provision to the most vulnerable in Malaysian society.

Malaysia (Takaful business)

Prudential BSN Takaful Berhad (a Prudential joint venture with Bank Simpanan Nasional) was one of the first overseas insurers to be granted a domestic Takaful License in Malaysia.

The Takaful business in Malaysia is also regulated by BNM. In addition, Prudential Takaful is also a member of the Malaysian Takaful Association (MTA), an association for Takaful operators that seeks to improve industry self-regulation through uniformity in market practice and to promote a higher level of co-operation.

Takaful in Malaysia is a part of mainstream mercantile law, and is subject to the civil court structure at the federal level. It is not regulated by Shariah law in Shariah courts as the Shariah courts do not deal with commercial transactions. However, the operations of a Takaful Operator (TO) must conform to the rules and requirements of Shariah as regulated in the Islamic Financial Services Act 2013 (IFSA), which came into effect from 30 June 2013, repealing the earlier Takaful Act 1984. The IFSA provides a comprehensive legal framework that is fully consistent with Shariah in all aspects of regulation and supervision, from licensing to the winding-up of an institution. The IFSA is similar to the FSA issued for conventional insurers.

The IFSA recognises the BNM's Shariah Advisory Council (SAC) as the sole authority on Shariah matters. As the reference body and advisor to BNM on Shariah matters, the SAC is also responsible for validating all Takaful products to ensure their compatibility with Shariah principles. A TO is also required to establish a Shariah Committee, approved by BNM, to which the SAC will give guidance and advice on operations and business activities. A revised Takaful Operational Framework (TOF) was also issued on 26 June 2019, which replaced the existing TOF in place since 2013. The new TOF enhanced requirements relating to the management of Takaful funds and shareholders' fund of TO aiming to improve the operational efficiency of Takaful business and sustainability of Takaful funds. BNM also issued a specific Shariah Governance Framework that prescribed governance arrangements for Islamic Financial Institutions, including TOs, which were further updated in September 2019.

The BNM's LIFE Framework and regulatory changes regarding technology risk management and fair treatment of financial consumers referred to in the subsection above also impacts on the family Takaful industry.

Vietnam

Prudential Vietnam Assurance Private Limited (PVA) is licensed and regulated by the Ministry of Finance (MOF) of Vietnam as a life insurance company. An insurance company is not permitted to operate both life and non-life insurance at the same time, except in the case of a life insurance company that offers personal health and protection insurance as a supplement to life insurance.

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

Thailand

Prudential Life Assurance (Thailand) Public Company Limited (PLT) holds a life insurance license and is authorised to offer life insurance products. This also includes an authorisation to offer products with an investment-linked feature.

PLT is primarily regulated and supervised by the Office of Insurance Commission (OIC), the independent regulatory organisation handling day-to-day insurance business affairs and reporting to the MOF. The OIC has the power to manage and supervise insurance companies, protect insured persons and the general public, implement policies with respect to insurance funds and regulate the professional conduct, qualifications and licensing of insurance brokers, agents and actuaries.

The Securities and Exchange Commission, the independent regulator responsible for supervising and developing capital markets, also regulates PLT's operations regarding unit-linked products.

In respect of AML, all life insurance businesses are also regulated by the Anti-Money Laundering Office (AMLO), the authority responsible for enforcement of the Anti-Money Laundering Act, B.E. 2542 (1999). AMLO is an independent governmental agency and all suspicious transaction reporting is to be made to the AMLO.

In October 2017, OIC issued draft amendments to Life Insurance Act, which proposed new/amended provisions for the regulation of electronic transactions and to increase supervision of insurance intermediaries. These legislative amendments are yet to be passed.

India

ICICI Prudential Life Insurance Company Limited, an associate in which Prudential has a 22.11 per cent share at 31 December 2019 whose major shareholder is ICICI Bank Limited, is authorised to carry out long-term life insurance business in India.

The Insurance Regulatory & Development Authority of India (IRDAI) is the regulator for insurance business in India. The IRDAI's duties include issuing certificates of registration to insurance companies, protecting the interests of policyholders, regulating, promoting and ensuring the orderly growth of the insurance industry.

The principal legislation for insurance business is the Insurance Act 1938. Regulations and guidelines on specific matters have also been published to fulfil the purposes of the Insurance Act and to provide rules and norms for conduct of operations. In relation to AML and CFT requirements, insurers must also adhere to requirements of the Prevention of Money Laundering Act 2002 and specific guidelines issued by the IRDAI in this regard. The Financial Intelligence Unit-India (FIU-IND) is entrusted with the responsibility of receiving cash/suspicious transaction reports, analysing them and, as appropriate, disseminating valuable financial information to intelligence/enforcement agencies and regulatory authorities.

Mainland China

CITIC-Prudential Life Insurance Company Limited, Prudential's joint venture with CITIC in which Prudential has a 50 per cent share, is authorised to conduct life insurance business in China. To date, CITIC-Prudential Life has businesses across mainland China, with branches in Guangdong, Beijing, Jiangsu, Shanghai, Hubei, Shandong, Zhejiang, Tianjin, Guangxi, Shenzhen, Fujian, Hebei, Liaoning, Shanxi, Henan, Anhui, Sichuan, Suzhou, Hunan and Shaanxi.

The body responsible for regulation of the insurance sector is the China Banking and Insurance Regulatory Commission (CBIRC). CBIRC reports directly to the State Council. CBIRC is authorised to conduct the administration, supervision and regulation of the Chinese insurance market and to ensure that the insurance industry operates in a stable manner in compliance with the law. CBIRC also has local offices in all 41 provinces and selected direct administrative cities and regions across the country, which set and administer implementation rules and guidelines in the application of the regulations introduced by CBIRC.

CBIRC has focused specific attention on the area of risk prevention, with five identified lines of defence against risks, namely; internal management and control systems, supervision of solvency adequacy, on-site inspection, fund management regulation and insurance security fund. The regulatory framework aligns with the three pillars of the Insurance Core Principles (ICP) of the International Association of Insurance Supervisors (IAIS) in the areas of corporate governance, capital adequacy and conducts of business.

The People's Bank of China (PBOC) oversees all AML activities in China and has actively been developing rules and guidance, requiring insurance companies to abide by the main AML law and regulations in connection with capital investment, transfers and set-up of new branches, as well as specifying senior management's responsibilities on AML.

Philippines

Pru Life Insurance Corporation of UK (PLUK) is licensed in the Philippines as a life insurance company and is also permitted to offer health, accident and disability insurance.

The Insurance Code of the Philippines, as amended, gives the power to supervise and regulate the operations and business of insurance companies to the Insurance Commission (IC). The IC is a government agency under the Department of Finance, and is headed by the Insurance Commissioner. IC regulation and supervision seek, amongst other things, to ensure that adequate insurance protection is available to the public at a fair and reasonable cost and to ensure the financial stability of the insurance industry, so that all legitimate claims of the insured public are met promptly and equitably, and to safeguard the rights and interests of the insured.

The implementation of AML controls for both in the insurance and other banking and non-banking financial industries is monitored by the Anti-Money Laundering Council (AMLC). The AMLC was created pursuant to the Republic Act No 9160, otherwise known as the Anti-Money Laundering Act of 2001 (AMLA), to protect the integrity and confidentiality of bank accounts and to ensure that the Philippines shall not be used as a money laundering site for the proceeds of any unlawful activity. The AMLC is the Philippines' Financial Intelligence Unit tasked to implement the AMLA, as amended by the Republic Act Nos 9294, 10167 and 10365, as well as Republic Act 10168 or the Terrorism Financing Prevention and Suppression Act of 2012.

Taiwan

PCA Life Assurance Company Limited is licensed to conduct life insurance business in Taiwan.

The Financial Supervisory Commission (FSC) is responsible for regulating the entire financial services industry, including the banking, securities and insurance sectors. The FSC's responsibilities include supervision, examination and investigation. The Insurance Bureau (IB) under the FSC acts as the executive supervisory authority for the FSC and is responsible for the insurance sector, while the Financial Examination Bureau (FEB) principally carries out examinations and on-site visits of all financial institutions, including insurance companies, generally every two years.

The Anti-Money Laundering Division (AMLD) as part of the IB under the Ministry of Justice is responsible for supervision of AML and CFT efforts.

Cambodia

Prudential (Cambodia) Life Assurance Plc received its full operating licence from the Ministry of Economy and Finance (MEF) on 31 December 2012 and started selling life insurance policies in January 2013.

The Insurance and Pension Department of the General Department of Financial Industry, a division of the MEF, is the insurance regulator.

Insurance activities are principally governed under the Insurance Law, which came into effect in 2014 (replacing the previously issued insurance legislation in effect since 2000) and the Sub-Decree on Insurance, which was adopted by the Government in September 2001. The MEF has also published specific guidelines on aspects of insurance operations and corporate governance.

Laos

Prudential Life Assurance (Lao) Company Limited received its insurance business operating licence from the MOF on 5 April 2016 and commenced life insurance operations in the country in May 2016.

Insurance supervision comes under the purview of the MOF. The insurance regulatory framework is based on the Law on Insurance dated 21 December 2011 and the Ministerial Instruction on Implementing the Law on Insurance dated 19 February 2014.

Myanmar

Prudential Myanmar Life Insurance Limited (PMLI) was granted permission in April 2019 to establish a wholly owned life insurance business in the country. On 28 November 2019, PMLI received its Insurance Business Licence from the Insurance Business Regulatory Board (IBRB) under the Ministry of Planning and Finance. Business activities are expected to commence once operational readiness is confirmed.

The insurance sector is at present governed by the Insurance Business Law (issued in 1996) and Insurance Business Rules (issued in 1997). The Financial Regulatory Department under Ministry of Planning and Finance regulates and supervises the non-bank financial sector of Myanmar.

Regulation of investment and fund management businesses and other regulated operations

Prudential conducts investment and fund management businesses through subsidiaries or joint ventures (JVs) in Asia through Eastspring Investments in Hong Kong, Japan, Korea, Taiwan, mainland China, India, Singapore, Malaysia, Vietnam and Indonesia. Eastspring Investments also has a presence in Luxembourg, the US and the UK. All operations are authorised and licensed by the relevant authorities. Depending on the licensing regime in the respective jurisdictions, Eastspring entities are generally authorised to conduct fund/investment management and investment advisory activities for both retail and institutional funds. In addition, two of the JV companies are licensed to provide Trust services to funds.

Key regulators and licences for the Eastspring businesses are as follows:

Indonesia

PT Eastspring Investments Indonesia (Eastspring Indonesia) is licensed as an Asset Management Company. It is regulated and supervised by the OJK and operates under the Law of Indonesian Capital Market and the corresponding regulations issued by OJK.

Singapore

Eastspring Investments (Singapore) Limited (Eastspring Singapore) is regulated by the MAS. The Company holds a Capital Markets Services Licence under the Securities and Futures Act to conduct the following regulated activities: (a) fund management; and (b) dealing in securities. Eastspring Singapore is also an exempt financial adviser under the Financial Advisers Act, Cap 110 (FAA).

Eastspring Singapore also holds other registrations outside of Singapore, including the Registered Investment Adviser with the US SEC and the Renminbi Qualified Foreign Institutional Investors with the China Securities Regulatory Commission (CSRC) in China.

Eastspring Singapore is the appointed fund manager and global distributor of the Luxembourg SICAV funds. As such, UCITS and MiFID II are both relevant.

Hong Kong

Eastspring Investments (Hong Kong) Limited (Eastspring HK) is licensed with the Hong Kong Securities and Futures Commission (HKSFC) and authorised to deal in and advise on securities and undertake asset management activities in Hong Kong. It also holds a QFII license issued by the CSRC and the State Administration of Foreign Exchange (SAFE). The company is also registered with the Korea Financial Supervisory Service (KFFS) as an offshore investment advisor for investment advisory business and investment discretionary management business.

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

Vietnam

Eastspring Investments Fund Management Company (Eastspring Vietnam) is regulated by the State Securities Commission of Vietnam. Eastspring Vietnam is licensed to engage in investment management business and investment advisory business under the Securities Law.

India

ICICI Prudential Asset Management Company Limited is licensed to act as the Portfolio Manager under the Securities and Exchange Board of India (SEBI) (Portfolio Managers) Regulations, 1993. It is acting as an Investment Manager of the schemes of ICICI Prudential Mutual Fund, ICIC Prudential Venture Capital Fund and Alternative Investment Funds which are registered with the SEBI.

South Korea

Eastspring Asset Management Korea Co. Ltd. (Eastspring Korea) is regulated by the Financial Supervisory Committee (FSC) and the Financial Supervisory Services (FSS).

As a licensed Collective Asset Management Company (including professional private collective investment) and Discretionary and Advisory Asset Management Company, Eastspring Korea operates open/close ended funds management business and Institutional clients (such as Pooled funds, and various insurance companies) mandates management business.

Mainland China

CITIC-Prudential Fund Management Company Limited is regulated by the CSRC and holds a licence for mutual funds, Discretionary Asset Management products, Qualified Domestic Institutional Investors products and advisory services.

The legislative framework of China's fund industry comprises the China Securities Investment Funds Law and a set of ancillary regulations.

An investment management wholly-foreign owned enterprise, Eastspring Investment Management (Shanghai) Company Limited (IM WFOE) was established in China in March 2018 and completed its registration with

Asset Management Association of China (AMAC) as a Private Fund Manager in October 2018. The IM WFOE can manage private funds which may only be privately offered to qualified clients in China.

A wholly-owned subsidiary of the IM WFOE, Eastspring Overseas Investment Fund Management (Shanghai) Company Limited (QDLP Subsidiary)1, with the aim to operate under the Qualified Domestic Limited Partnership (QDLP) regime was established on 25 October 2018. The QDLP Subsidiary was granted with the QDLP qualification and quota approved by the Shanghai Municipal Finance Bureau (formerly known as Shanghai Municipal Office of Finance Service) in November 2018 and was registered with AMAC as a Private Fund Manager in May 2019. The QDLP Subsidiary can manage private funds that invest in overseas securities (the "QDLP Funds"), subject to the QDLP quota granted to the QDLP Subsidiary and the regulation of State Administration of Foreign Exchange. The QDLP Funds may only be privately offered to qualified investors in China.

Japan

Eastspring Investments Limited (Eastspring Japan) is registered with the Kanto Local Finance Bureau which is under the Financial Services Agency (JFSA) to engage in: (a) type II financial instruments business, (b) investment management business, and (c) investment advisory & agency business under the Financial Instruments and Exchange Act (FIEA). Eastspring Japan is regulated and supervised by the JFSA for its day-to-day operations, including filing/reporting.

Luxembourg

Eastspring Investments (Luxembourg) S.A. (Eastspring Lux), was incorporated on 20 December 2012 under the laws of the Grand Duchy of Luxembourg and regulated by Chapter 15 of the law of 17 December 2010 on undertakings for collective investment. Since 30 September 30 2013, Eastspring Lux is operating a branch in the UK, as authorised by both the Commission de Surveillance du Secteur Financier (CSSF) and the Financial Conduct Authority (FCA).

US

Eastspring Investments Incorporated (Eastspring US) is registered with the US SEC as a Registered Investment Adviser under the Investment Advisers Act of 1940 in January 2014.

Taiwan

Eastspring Securities Investment Trust Co. Ltd. (Eastspring Taiwan) is incorporated in Taiwan under the supervision of the Financial Supervisory Commission (FSC). The company holds licenses for launching and selling securities investment trust funds, and discretionary asset management.

Philippines

Pru Life UK Asset Management and Trust Corporation (PAMTC) is a subsidiary of PLUK and commenced operations in October 2019.

PAMTC is regulated by the Bangko Sentral ng Pilipinas (BSP) under the provisions of the Republic Act 7653 or the New Central Bank Act. The BSP has supervision over, and conducts periodic or special examinations on, entities regulated by it. The Manual of Regulations for Non-Bank Financial Institutions (MORNBFI) codifies and logically organises BSP rules and policy issuances governing non-bank financial institutions supervised by, or under the regulatory ambit of the BSP.

The AML regulatory framework mentioned in the PLUK subsection also impacts PAMTC.

Thailand

On 27 September 2018, the Group acquired 65 per cent of TMB Asset Management Co., Ltd. (now TMBAM Eastspring), an asset management company in Thailand, from TMB Bank Public Company Limited. TMBAM's main supervising regulator is the Securities and Exchange Commission of Thailand. TMBAM holds the following licenses which allow TMBAM to undertake mutual, private, and derivatives fund management:

  –
  Mutual fund management license issued on 15 November 1996;
  –
  Private fund management license (provident fund) issued on 20 January 2002;
  –
  Private fund management license (private fund) issued on 20 January 2002; and
  –
  Derivatives fund manager license issued on 7 March 2005.

On 27 December 2019, the Group acquired 50.1 per cent stake of Thanachart Fund Management Co., Ltd. (TFUND) from Thanachart Bank Public Company Ltd. (TBANK) and Government Savings Bank, with TBANK holding the remaining 49.9 per cent. TFUND is an investment management company, regulated by the Securities and Exchange Commission of Thailand, and holds the following licenses to offer services in the management of mutual, private and provident funds:

  –
  Mutual fund management license issued on 14 August 2009;
  –
  Private fund management license (provident fund) issued on 14 August 2009;
  –
  Private fund management license (private fund) issued on 14 August 2009;
  –
  Investment advisory services license issued on 14 August 2009; and
  –
  Derivatives fund manager license issued on 29 April 2010.

US supervision and regulation

Overview

Prudential conducts its US insurance activities through Jackson National Life Insurance Company (Jackson), a life insurance company organised in Michigan and licensed to transact its insurance business in, and subjected to regulation by and supervision of, the District of Columbia and 49 of the 50 states. Jackson operates a subsidiary, Jackson National Life Insurance Company of New York, in the state of New York. The extent of regulation varies, but all jurisdictions have laws and regulations governing the financial aspects of insurance companies, including standards of solvency, reserves, reinsurance and capital adequacy and business conduct. In addition, statutes and regulations usually require the licensing of insurers and their agents and the approval of policy forms and related materials. The statutes and regulations of a US insurance company's state of domicile (Michigan and New York, in the case of Jackson and Jackson National Life Insurance Company of New York) also regulate the investment activities of insurers.

Insurance regulatory authorities in all the jurisdictions in which Jackson does business require it to file detailed quarterly and annual financial statements, and these authorities have the right to examine Jackson's operations and accounts. Jackson is generally subject to US federal and state laws and regulations that affect the conduct of its business, as well as similar laws and regulations in Canada and the Cayman Islands. New York and Michigan require their state insurance authorities to conduct an examination of an insurer organised in their states at least once every five years. In 2018, Michigan and New York initiated a parallel examination for the three years ended 31 December 2018. These examinations are ongoing.

Jackson has historic small books of business in places such as the Cayman Islands, Puerto Rico, Guam and Argentina and the business is being managed in run-off. In addition, Jackson acquired some policies in Canada as a result of its acquisition of Reassure America Life Insurance Company (REALIC) in 2012.

Jackson's ability to pay shareholder dividends is limited under Michigan insurance law. The Director of the Michigan Department of Insurance and Financial Services (the Michigan Director of Insurance) may limit, or not permit, the payment of shareholder dividends if it determines that an insurer's surplus, with regards to policyholders, is not reasonable in relation to its outstanding liabilities and is not adequate to meet its financial needs, as required by Michigan insurance law. Unless otherwise approved by the Michigan Director of Insurance, dividends may only be paid from earned surplus. Also, surplus note arrangements and payments must be approved by the Michigan Director of Insurance.

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

Jackson's capital and surplus

Michigan insurance law requires Jackson, as a domestic life insurance company, to maintain at least US$7.5 million in unimpaired capital and surplus. In addition, insurance companies are required to have sufficient capital and surplus to be safe, reliable and entitled to public confidence. The Michigan Department of Insurance and Financial Services (DIFS) considers the risk based capital standards developed by the National Association of Insurance Commissioners (NAIC) when making the determination of sufficiency of capital and surplus. The risk-based capital formula considers the risk characteristics of a company, including asset risk, insurance risk, interest rate risk, market risk and business risk.

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

As a Michigan domiciled insurer, Jackson is subject to a prescribed accounting practice which under certain circumstances, allows an insurer to include the 'value of business acquired' in a business acquisition or reinsurance transaction as an admitted asset in excess of the amount allowed under NAIC guidance. At 31 December 2019, Jackson admitted US$185.6 million (31 December 2018: US$ 237.9 million) of business acquired in excess of the amount allowed under NAIC guidance.

Effective 31 December 2008, Jackson received approval from the DIFS regarding the use of a permitted accounting practice. This permitted accounting practice was renewed annually and was in place until 30 September 2019 at which point, upon Jackson's request and approval of the DIFS, it was terminated. This permitted practice allowed Jackson to carry certain interest rate swaps at book value as if statutory hedge accounting were in place, instead of at fair value as would have been otherwise required. As at 31 December 2018, the effect of the permitted practice decreased statutory surplus by US$164.7 million, net of tax. The permitted practice had no impact on statutory net income. As at 31 December 2019, these derivatives were held at fair value.

In 2019, the NAIC adopted changes to the valuation requirements for variable annuities, with the aim of reducing the non-economic volatility in the variable annuity statutory balance sheet and enhancing risk management. These changes have been implemented in the 2020 Valuation Manual and are available for early adoption for full year 2019 reporting. Jackson elected early adoption at 31 December 2019, as agreed with the DIFS, incorporating the changes into its 2019 annual statement. The NAIC also has an on-going review of the C-1 bond factors in the required capital calculation. The currently expected impact of the adoption of this new regime on Jackson's capital and surplus is provided in 'Local statutory capital – Jackson National Life (Jackson)' within the 'Explanation of performance and other financial measures' section in Financial Review.

The expected implementation has been delayed to 2021 or thereafter.

Regulation of investments

Jackson is subject to state laws and regulations that require diversification of its investment portfolio, limit the amount of investments in certain investment categories (such as below investment grade fixed income securities, common stock, real estate and foreign securities) and forbid certain other types of investments altogether. Jackson's failure to comply with these laws and regulations would cause investments exceeding regulatory limitations to be treated by the Michigan Director of Insurance as non-qualified assets for purposes of measuring surplus and, in some instances, the Michigan Director of Insurance could require divestiture of non-qualifying investments.

Tax legislation and rules

US federal tax legislation and rules, including those relating to the insurance industry or insurance products, can have a significant impact on Prudential's business. Tax legislation and rules, and their interpretation may change, possibly with retrospective effect, and proposals that would affect such changes are debated periodically by the US Congress.

Securities laws

Jackson, certain of its affiliates and certain policies and contracts that Jackson issues are subject to regulation under the US federal securities laws administered by the SEC. The primary intent of these laws and regulations is to protect investors in the securities markets and generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the conduct of business for failure to comply with such laws and regulations. Jackson may also be subject to similar laws and regulations in the states in which it offers the products described above or conducts other securities-related activities.

Jackson National Asset Management, LLC (JNAM) is registered with the SEC as an investment adviser pursuant to the Investment Advisers Act. The investment companies (mutual funds) for which JNAM serves as an investment adviser are subject to SEC registration and regulation pursuant to the Securities Act of 1933, as amended (the Securities Act), and the Investment Company Act of 1940, as amended (the Investment Company Act). Certain of the mutual funds advised by JNAM underlie variable products offered by Jackson. In addition, each variable annuity and variable life product sponsored by Jackson is subject to SEC registration and regulation pursuant to the Securities Act and the Investment Company Act, and applicable state insurance and securities laws. Each variable annuity and variable life product is funded under a separate account that is registered with the SEC as a unit investment trust.

JNAM is registered as a 'commodity pool operator' with the National Futures Association (NFA) pursuant to Commodity Futures Trade Commission (CFTC) regulations and is acting as a 'commodity pool operator' with respect to the operation of certain of the mutual funds. JNAM and the mutual funds have incurred additional regulatory compliance and reporting expenses as a result, which could reduce investment returns or harm the mutual fund's ability to implement its investment strategy.

Jackson National Life Distributors LLC is registered as a broker-dealer with the SEC, pursuant to the Securities Exchange Act, and is registered as a broker-dealer in all applicable states. Jackson National Life Distributors LLC is also a member firm of FINRA and is subject to FINRA's oversight and regulatory requirements.

Prudential also conducts certain of its US institutional investment management activities through PPM America, Inc. (PPMA), which is registered with the SEC as an investment adviser under the Investment Advisers Act. PPMA serves as the investment adviser to Jackson and as the primary US institutional investment adviser for certain Prudential subsidiaries. PPMA also acts as investment sub-adviser to certain US and foreign advisers affiliated with Prudential primarily for US portfolios of accounts or products sponsored or managed by such affiliates. In addition, PPMA serves as an investment adviser to other affiliated and unaffiliated institutional clients. PPMA has established an internal distribution function to further extend its investment advisory capabilities to the institutional marketplace with separate account and institutional product offerings. The US mutual funds for which PPMA serves as adviser and sub-adviser are subject to regulation under the Securities Act and the Investment Company Act, and other similar vehicles organised outside of the US are also subject to regulation under applicable local law.

Employee benefit plan compliance

Jackson issues certain types of general account stable value products, such as Guaranteed Investment Contracts (GICs) and funding agreements, to employee benefit plans and to investment vehicles that pool the investments of such plans. These plans are retirement plans that may be subject to the fiduciary standards of the Employee Retirement Income Security Act of 1974 (ERISA) and that are tax-qualified under the Internal Revenue Code. As such, Jackson may be subject to certain fiduciary and prohibited transaction rules imposed by ERISA and taxes imposed by the Internal Revenue Code if Jackson violates those rules. The US Department of Labor (DOL) and the Internal Revenue Service (IRS) have interpretive and enforcement authority over the applicable provisions of ERISA and the Internal Revenue Code.

Financial services regulatory and legislative issues

The Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act), which represents a comprehensive overhaul of the financial services industry within the US, was enacted in July 2010. The majority of the Dodd-Frank Act has been met with finalised rules. In May 2018, President Trump signed into law S. 2155, the Economic Growth, Regulatory Relief, and Consumer Protection Act. The legislation included reforms of the Dodd-Frank Act predominantly for small and mid-size banks with little to no impact to Jackson or Prudential operations. It is possible that the Dodd Frank Act and/or the rules promulgated pursuant to it will be repealed, reversed, or otherwise limited by the US Congress.

US prudential regulators and the Commodity Futures Trading Commission (CFTC) require swap dealers registered with the CFTC to post initial margin to, and collect initial margin from, covered counterparties on or before the business day after execution of a non-cleared swap. These initial margin requirements began phasing in over a five-year period beginning on 1 September 2016 and are expected to impact Jackson, PPMA and Prudential operations in 2020.

The NAIC has adopted revisions to the Suitability in Annuity Transactions Model Regulation (the Annuity Suitability Model Regulation). The revisions are intended to elevate the standard of care in existing suitability standards for the sale of annuities and to make consumers aware of any material conflicts of interest.

Proposals to change the laws and regulations governing the financial services industry are frequently introduced in the US Congress, in the state legislatures and before the various regulatory agencies. In June 2018, the New York Department of Financial Services adopted a "best interest" standard for sellers of life insurance and annuity products. The regulations pertain to the recommendation of annuities and life insurance and are effective 1 August 2019 for annuities and six months later for life insurance (1 February 2020).

State legislatures and/or state insurance regulatory authorities frequently enact laws and/or regulations that significantly affect insurers supervised by such authorities. Although the US federal government does not directly regulate the insurance business, federal initiatives may also have an impact on the insurance industry. State insurance regulators, the NAIC and other regulatory bodies regularly re-examine existing laws and regulations applicable to insurance companies and their products.

On 5 June 2019, the SEC adopted a package of investment advice reforms designed to enhance investor protections while preserving retail investor access and choice. The package consisted of four components: (1) Regulation Best Interest (includes disclosure, care, conflict of interest and compliance obligations); (2) Form CRS (requiring broker-dealers, registered investment advisers and dual registrants to provide a brief relationship summary to retail investors); (3) Investment Adviser Interpretation (providing that investment advisers owe a fiduciary duty to clients that is principles-based and applies to the entire relationship between an investment adviser and the client); and (4) Solely Incidental Interpretation. Regulation Best Interest and CRS became effective on 10 September 2019 and include a transition period until 30 June 2020 to give firms time to come into compliance. The SEC's interpretations under the Advisers Act became effective upon publication in the Federal Register on 12 July 2019. The reforms increase the regulatory burden on broker-dealers selling Jackson's products, but also provide a more consistent regulatory standard that could provide benefits to the overall insurance and investment market.

The DOL continues to work on draft regulations proposing a revised Fiduciary Rule and Prohibited Transaction Exemptions in response to the United States Court of Appeals for the Fifth Circuit setting aside the 2016 regulation redefining "fiduciary" under the ERISA. The Court of Appeals decision also vacated certain DOL amendments to prohibited transaction exemptions such as amended Prohibited Transaction Exemption 84-24 which eliminated the exemptive relief previously extended to transactions involving fixed-indexed annuities and variable rate annuities. The DOL is expected to issue a proposal that aligns with the SEC's Regulation Best Interest and extends similar protections to non-securities transactions like rollovers from a retirement plan into a fixed annuity.

In October 2018, the SEC released a proposal amending their rules and forms governing variable annuity and variable life insurance products to help investors make informed investment decisions. The SEC is expected to finalise the variable annuity summary prospectus proposal by Spring 2020 according to the agency's regulatory agenda.

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

Prudential's non-US affiliates have engaged in transactions with six persons sanctioned by the Office of Foreign Assets Control (OFAC) of the US Department of Treasury. These transactions were entered into in compliance with laws and regulations applicable to the relevant affiliates.

The first individual, designated pursuant to US Executive Order 13224, took out a one-off takaful certificate (a Shariah compliant life policy) with Prudential's Malaysian insurance subsidiary in October 2011 and was discovered in March 2012 through periodic customer screening. Total premiums of RM 7,500 (US$1,811) were received in 2019. The matter was reported to the Malaysian government regulatory authority, the Bank Negara Malaysia Financial Intelligence Unit Currently, the policy is frozen with no top-up, withdrawal or claims permitted, although regular premium payment is still allowed in Malaysian Ringgit. The policy is in force, with no claims submitted or any outward payments made to date.

The second individual, also designated pursuant to US Executive Order 13224, is a beneficiary of three life insurance policies in his wife's name, the first taken out in December 2010 and two others taken out in November 2011 with Prudential's Indonesian insurance subsidiary. The annual premium of the three life insurance policies is IDR 6,000,000 (US$444), IDR 12,000,000 (US$876) and IDR 12,000,000 (US$876), respectively. The matter was notified to the Indonesian governmental sanctions authority, the PPATK. All three policies remain in force and annual premiums are being funded by the policies' cash value. As such, there have been no premiums received and there have also been no claims or other outward payments in 2019.

The third individual designated on 24 March 2016 pursuant to US Executive Order 13224, holds an OEIC with Prudential's UK business M&G, prior to the demerger of M&G plc, and was discovered in April 2016 during periodic screening. The investment is frozen and had a value of approximately US$5,000. No outward payments were made. This contract is no longer with the Prudential Group, following demerger of M&G plc.

The fourth individual, designated on 26 September 2016 pursuant to US Executive Order 13382 took out three life insurance policies between 2010 and 2013 with Prudential's Hong Kong insurance subsidiary. The matter was discovered during periodic customer screening in December 2016 and due to the nature of the designation the client relationship was also reported to the Hong Kong Joint Financial Intelligence Unit. The annual premium of the three life insurance policies was US$10,309, HKD4,880 (US$625) and HKD11,789 (US$1,510). Two of the three policies have lapsed and the remaining in force policy is a juvenile policy where the policy ownership was changed to sanctioned individual's daughter who reached 21 in 2019 in accordance with the policy's contractual terms. There have been no premiums received since and there have also been no claims or other outward payments since the OFAC designation. Two of the three policies have lapsed and the remaining policy in force as it can still be funded by the policy's residual cash value. The remaining in force policy continues to be funded by the policy's residual cash value.

The fifth case relates to an entity designated on 25 October 2018 pursuant to US Executive Order 13551. This entity holds one "Key Man" insurance policy for the Managing Director with Prudential's Singapore insurance subsidiary, which has been in force since January 1996 and has an annual premium of US$28,666. The case was discovered in November 2018 during customer screening. The client relationship was reported to the Singapore Financial Intelligence Unit. The policy was tagged in order to assess applicable legal and regulatory prohibitions prior to any outgoing payments. The last premium was received in February 2018 and there have been no further transactions since that time. The policy subsequently was surrendered in May 2019.

The sixth individual, designated on 30 August 2019 pursuant to US Executive Order 13810 took out four medical and critical illness policies between November 2012 and February 2015 with Prudential's Taiwan insurance subsidiary. The annual premiums of the four policies are NT$20,856 (US$693), NT$22,956 (US$763), NT$12,048 (US$401) and NT$19,512 (US$649) respectively. The matter was discovered during periodic customer screening in September 2019 and reported to the Taiwan Anti-Money Laundering Division of the Ministry of Justice's Investigation Bureau. All policies are in force but frozen with no withdrawal or claims permitted, regular premiums are still being received in New Taiwan Dollars in accordance with the policy terms and conditions. There have been no claims or other outward payments since the policies were purchased.

As the provisioning of insurance liabilities is undertaken on a portfolio basis, it is not practical to estimate the net profits on the contracts referred to above. Prudential does not intend to engage in further new business dealings with these individuals.

Prior to the demerger, in the UK, The Prudential Assurance Company Limited operates a pension scheme for employees of the UK branch of government-owned Iranian bank. All members are inactive, in that no member contributions are being made. The scheme is closed to new members. The UK sanctions authority, the Office of Financial Sanctions Implementation (OFSI), was previously informed of this arrangement and in 2008 advised Prudential that following an analysis of the deeds, the fund is not owned, held or controlled by the Iranian bank. Previous payments out of the fund were approved by OFSI through a licence. This scheme is no longer with the Prudential Group, following demerger of M&G plc.

Additional jurisdictions

The Group has also invested in businesses located in various other markets. The Group has operations in Ghana, Kenya, Uganda, Zambia, Nigeria, Cameroon, Côte d'Ivoire and Togo. These developments and such incremental regulation remain immaterial at present in terms of the overall business of the Group.

GOVERNANCE

Introduction

Good governance encourages decisions to be made in a way that is most likely to promote the long-term sustainable success of the Company for the benefit of its members, taking into account the views and interests of the Group's wider stakeholders. Prudential aims to achieve this through a governance framework that supports decision-making, facilitates challenge, is continuously updated to meet the Group's business needs, and encompasses a prudent system of internal controls and rigorous processes for identifying, managing and mitigating key risks.

Set out below are some of the principal strategic and governance items the Board has considered over 2019.

The demerger of M&G plc

Following the announcement in 2018 of the Board's intention to demerge M&G plc from the remainder of the Prudential Group, the demerger was completed on 21 October 2019 on an accelerated timetable. The effort by management and employees during the year to achieve this milestone should not be underestimated.

During 2019, the Board has been focused on overseeing the execution of the demerger in a manner that promotes the long-term sustainable success of both groups. A number of workshops were held outside the usual cycle of meetings to facilitate more detailed discussions about the execution of the demerger, taking into account all stakeholder interests and ensuring the effective delivery of this complex transaction, and to consider the challenges and opportunities facing both groups post-demerger. The Board has found these workshops to be valuable and intends to continue this approach, as appropriate, when addressing key strategic matters, to ensure that additional time to discuss and challenge is available.

Time was spent ensuring M&G plc would have in place a suitable governance framework for a listed group at the point of demerger, including establishing a board with the desired skills and experience to progress M&G's strategic aims. Consideration was also given to the allocation of capital and resources between the two groups. As part of these discussions, the Board considered and managed potential conflicts of interests between the two groups in order to create a fair outcome.

As Prudential no longer has operations in the UK and Europe, the Hong Kong Insurance Authority (the Hong Kong IA) has assumed the role of Group-wide supervisor. However, Prudential's long-standing governance framework has remained in place.

Prudential's purpose, culture and values

Prudential has been delivering on its purpose throughout its 171 year history and the Group has taken the opportunity presented by the demerger of M&G plc to improve the articulation and communication of this purpose. Prudential helps people de-risk their lives and deal with their biggest financial concerns, providing them with the freedom to face the future with confidence. The Group delivers economic and social benefits for its customers, employees and the communities in which Prudential operates, while creating financial benefits and delivering growing returns for its investors.

The Board recognises that culture is an important contributor to long-term success and sustainable growth. The Board dedicated time in 2019 to reviewing Prudential's culture, focusing as part of its preparations for the demerger on the transition to its new operating environment and challenges. The Board made progress in defining and communicating Prudential's culture, recognising and rewarding behaviours that embody the Group's culture, and measuring progress.

Now that the demerger is complete, the Board is focusing in more detail on how to shape Prudential's culture to support its changing business model and embrace new ways of thinking, working and leading. It is one of the Board's key objectives to ensure that Prudential continues to be guided by its values and behaviours and demonstrates ongoing commitment to Prudential's stakeholders and to innovation, performance and excellence in execution.

The Board is developing plans for assessing and monitoring culture as the Group moves forward, including regular reporting to the Board. Developing a shared culture and behaviours across multiple jurisdictions presents a number of challenges and so the Board is focusing efforts on developing a Group-wide culture framework, which includes a common purpose and shared mindsets, behaviours and capabilities but allows tailoring for local context.

Details of Prudential's risk governance and culture can be found in the Group Risk Framework section. The Group-wide Internal Audit function considers the risk and control culture of the organisation throughout its activities, and the Group Code of Business Conduct underlies everything Prudential does, shaping the Group's culture and linking culture explicitly to values and behaviours.

Looking after Prudential's stakeholders and wider community initiatives

At Prudential, it is recognised that the Group's stakeholders are key to its long-term success. The Board seeks to engage proactively with them, to understand their views and to take these views into account when making decisions.

In response to the emphasis that the UK Corporate Governance Code places on wider stakeholders, the Board has designated two Non-executive Directors to represent the workforce at Board-level and is taking action to improve oversight of workforce policies and practices in order to help ensure consistency with the Group's culture and values, including a review of relevant policies to be completed in 2020.

Prudential's ESG Executive Committee has responsibility for identifying ESG themes and overseeing ESG reporting. This management Committee provides updates to the Nomination & Governance Committee.

Board composition

The Nomination & Governance Committee has undertaken significant work during 2019 to ensure that the Board's skills and experience remain appropriate to formulate and oversee delivery of the strategy for the Group following the demerger and that there is an orderly and planned succession strategy in place for key roles.

Prudential announced last year that Paul Manduca's tenure as Chairman had been extended until May 2021 in order both to help oversee the demerger of M&G plc and to ensure continuing smooth governance afterwards. The early delivery of the demerger has focused the Board's attention on succession planning. Following an extensive search which considered both internal and external candidates and which was led by Philip Remnant in his capacity as Senior Independent Director, Prudential announced the appointment of Shriti Vadera as a Non-executive Director with effect from 1 May 2020. The Chairman intends to step down from the Board with effect from 31 December 2020 and Shriti Vadera is expected to succeed Paul Manduca as Chair of the Board and Chair of the Nomination & Governance Committee on 1 January 2021.

The Board welcomes Amy Yip and Jeremy Anderson to the Board and thanks Howard Davies, who will step down from the Board at the conclusion of the 2020 Annual General Meeting. As announced on 11 March 2020, Jeremy Anderson will succeed Howard Davies as Chair of the Risk Committee at the conclusion of the Annual General Meeting in May 2020.

As announced on 10 July 2019, the roles of Mark FitzPatrick and James Turner were expanded in preparation for the demerger. Mark FitzPatrick's role is now Group Chief Financial Officer and Chief Operating Officer. This extension of his responsibilities encompasses oversight of key Group support functions including Legal, Government Relations and Communications. James Turner assumed responsibility for Compliance and became Group Chief Risk and Compliance Officer.

The Board has strengthened its composition further to ensure the Group is well-placed to develop and deliver on Prudential's strategic objectives post-demerger.

Effective governance is based on the appropriate level of oversight and challenge. As such, the methodology and results of the Board's 2019 evaluation are set out under Board Effectiveness later in this section, and reading this report will demonstrate the work that the Board has done in ensuring that oversight and challenge continue to ensure the long-term success of the Company is promoted.

This report will demonstrate to the reader the work the Board has undertaken over the course of the year and the tangible and positive impact this has had on Prudential's business.

Board of Directors

The Prudential Board consists of 14 directors as at 20 March 2020.

Set forth below are the names, ages, positions, business experience and principal business activities performed by the current Directors, as well as the dates of their initial appointment to the Prudential Board. This includes those Directors who joined the Board up to the date of filing. Ages are given at 20 March 2020.

PAUL MANDUCA

Chairman

Appointments

Board: October 2010
Chairman of the Board: July 2012
Chair of the Nomination & Governance Committee: July 2012
Age: 68

Relevant skills and experience

Paul will continue to draw on his extensive experience in leadership roles and his knowledge of the Group's core businesses, international markets and industry sectors, and his technical knowledge, to provide effective leadership during a period of change for the Group.

Paul has held a number of senior leadership roles. Notable appointments include serving as chairman of the Association of Investment Companies (1991 to 1993), acting as founding CEO of Threadneedle Asset Management Limited (1994 to 1999), global CEO of Rothschild Asset Management (1999 to 2002), directorships of Eagle Star and Allied Dunbar, holding the offices of European CEO of Deutsche Asset Management (2002 to 2005), chairman of Bridgewell Group plc and a director of Henderson Smaller Companies Investment Trust plc.

Other previous appointments include the chairmanship of Aon UK Limited and JPM European Smaller Companies Investment Trust Plc. From September 2005 until March 2011, Paul was a non-executive director of Wm Morrison Supermarkets Plc, including as senior independent director, audit committee chairman and remuneration committee chairman. He was a non-executive director and audit committee chairman of KazMunaiGas Exploration & Production until the end of September 2012 and chairman of Henderson Diversified Income Limited until July 2017.

Paul is the Chairman of the Board. He initially joined the Board in October 2010 as the Senior Independent Director and member of the Audit and Remuneration Committees, roles he held until his appointment as Chairman in July 2012. On becoming Chairman, Paul was also appointed Chair of the Nomination & Governance Committee, having been a member of the Committee since January 2011.

MICHAEL WELLS

Group Chief Executive

Appointments

Board: January 2011
Group Chief Executive: June 2015
Age: 59

Relevant skills and experience

Mike continues to develop the operational management of the Group on behalf of the Board, implementing Board decisions and leading the Executive Directors and senior executives in the management of all aspects of the day-to-day business of the Group.

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

Other appointments

International Advisory Panel of the Monetary Authority of Singapore
San Diego University Advisory Board

MARK FITZPATRICK CA

Group Chief Financial Officer and Chief Operating Officer

Appointment

Board: July 2017
Age: 51

Relevant skills and experience

Mark has a strong background across financial services, insurance and investment management, encompassing wide geographical experience relevant to the Group's key markets.

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

Mark is Group Chief Financial Officer and Chief Operating Officer, a position he has held since July 2019. He joined the Board as Chief Financial Officer in July 2017.

JAMES TURNER FCA FCSI FRM

Group Chief Risk and Compliance Officer

Appointment

Board: March 2018
Age: 50

Relevant skills and experience

Having held senior positions at Prudential for a number of years, James has a wide-ranging understanding of the business and draws on previous experience across internal audit, finance and compliance, as well as technical knowledge, relevant to his role.

James has led internal audit teams in UBS in both the UK and Switzerland. Prior to joining Prudential, James was the deputy head of compliance for Barclays plc. He also held a number of senior internal audit roles across the Barclays group, leading teams that covered the UK, the US, Western Europe, Africa and Asia retail and commercial banking activities.

James joined Prudential in November 2010 as the Director of Group-wide Internal Audit and was appointed Director of Group Finance in September 2015, with responsibility for delivery of the Group's internal and external financial reporting, business planning, performance monitoring and capital and liquidity planning. He also led the development of the Group's Solvency II internal model.

James joined the Board as an Executive Director and Group Chief Risk Officer in March 2018. Prior to the demerger of M&G plc, he led the discussions with Hong Kong IA on the revised capital framework for the Group and in July 2019 assumed responsibility for Group Compliance, becoming the Group Chief Risk and Compliance Officer, relocating to Hong Kong in August 2019.

Other appointment

West Bromwich Building Society (non-executive director)

THE HON. PHILIP REMNANT CBE FCA

Senior Independent Director

Appointments

Board: January 2013
Audit Committees: January 2013
Nomination & Governance Committee: January 2013
Remuneration Committee: January 2013
Age: 65

Relevant skills and experience

Philip contributes experience across a number of sectors and in particular listed company experience and the financial services industry, including asset management, in the UK and Europe.

Philip was a senior adviser at Credit Suisse and a vice chairman of Credit Suisse First Boston (CSFB) Europe and head of the UK Investment Banking Department. He was twice seconded to the role of director general of the Takeover Panel. Philip also served on the board of Northern Rock plc and as chairman of the Shareholder Executive. Until July 2018, he also served on the board of UK Financial Investments Limited.

Philip joined the Board in January 2013 as a Non-executive Director, as Senior Independent Director and as a member of each of the Audit Committee, the Remuneration Committee and the Nomination & Governance Committee. He also chaired the M&G Group Limited board from April 2016 until October 2018.

Other appointments

Severn Trent plc
City of London Investment Trust (chairman)
Takeover Panel (deputy chairman)

JEREMY ANDERSON CBE

Appointments

Board: January 2020
Audit Committee: January 2020
Risk Committee: January 2020
Age: 61

Relevant skills and experience

Jeremy contributes substantial leadership experience of the financial services sector across Asia and the US. He has extensive technical knowledge on audit and risk management, particularly concerning international companies.

Jeremy joined KPMG Consulting in 1985 and held the role of Chief Executive Officer in 2001 before being appointed as head of UK operations at Atos Origin and a member of the Management Board of Atos Origin SA in 2002. From 2006, following two years as head of financial services at KPMG UK, Jeremy held the role of KPMG's Head of Financial Services for Europe followed by head of clients & markets in 2008. He served as KPMG's Chairman of Global Financial Services until 2017. Jeremy also served on the board of the UK Commission for Employment and Skills, and now serves as a non-executive director and chairman of the audit committee of UBS Group AG.

Jeremy joined the Board in January 2020 as a Non-executive Director and member of the Audit and Risk Committees.

Other appointments

UBS Group AG (chairman of audit committee)
The Productivity Group
The Kingham Hill Trust

SIR HOWARD DAVIES

Appointments

Board: October 2010
Chair of Risk Committee: October 2010
Audit Committee: November 2010
Nomination & Governance Committee: July 2012
Age: 68

Relevant skills and experience

Howard has a wealth of experience in the financial services industry, across the Civil Service, consultancy, asset management, regulatory and academia. He also contributes his detailed knowledge of the Group's key international markets including the UK, Europe, North America and Asia as well as international regulatory experience.

Howard was previously chairman of the Phoenix Group and an independent director of Morgan Stanley Inc.

Howard joined the Board in October 2010 as a Non-executive Director and Chair of the Risk Committee. He joined the Audit Committee in November 2010 and the Nomination & Governance Committee in July 2012.

Other appointments

Royal Bank of Scotland (chairman)
China Banking and Insurance Regulatory Commission international advisory board
China Securities Regulatory Commission international advisory board (chairman)
Institut d'Études Politiques (Sciences Po)
Millennium LLC regulatory advisory board

DAVID LAW ACA

Appointments

Board: September 2015
Chair of the Audit Committee: May 2017
Risk Committee: May 2017
Nomination & Governance Committee: May 2017
Age: 59

Relevant skills and experience

David has experience across the Group's key international markets including North America and Asia, and across a number of industry sectors. He contributes extensive technical knowledge of audit, accounting and financial reporting essential to his role as Chair of the Audit Committee.

David was the global leader of PricewaterhouseCoopers (PwC) insurance practice, a partner in PwC's UK firm, and worked as the lead audit partner for multi-national insurance companies until his retirement in 2015. During his time at PwC David's responsibilities also included leadership of PwC's insurance and investment management assurance practice in London and the firm's Scottish assurance division. David's role as a director and CEO of L&F Holdings Limited and its subsidiaries (the professional indemnity captive insurance group which serves the PwC network and its member firms), ceased in July 2019.
David joined the Board in September 2015 as a Non-executive Director and member of the Audit Committee. David was appointed Chair of the Audit Committee and a member of the Risk Committee and of the Nomination & Governance Committee in May 2017.

Other appointment

University of Edinburgh (Member of the court and policy and resources committee)

KAIKHUSHRU NARGOLWALA FCA

Appointments

Board: January 2012
Remuneration Committee: January 2012
Risk Committee: January 2012
Employee Engagement Director: May 2019
Age: 69

Relevant skills and experience

Kai has experience across some of the Group's key international markets, particularly Hong Kong and the wider Asian market. In addition to his experience with listed groups, he contributes knowledge of the financial services sector.

Kai spent 19 years at Bank of America and was based in Hong Kong in roles as group executive vice president and head of the Asia Wholesale Banking Group from 1990 to 1995. He spent 10 years working for Standard Chartered PLC in Singapore as group executive director responsible for Asia governance and risk from 1998 to 2007. Kai was chief executive officer of the Asia Pacific Region of Credit Suisse AG from 2008 to 2010 and now serves as director and chairman of their remuneration committee.

Kai has served on a number of other boards, including Singapore Telecommunications and Tate and Lyle plc.

Kai joined the Board in January 2012 as a Non-executive Director and member of the Remuneration and Risk Committees. Kai acts as a designated Non-executive Director for employee engagement matters as set out in the UK Code, for the Group's workforce in Asia and Africa.

Other appointments

Clifford Capital Pte. Ltd (chair)
Credit Suisse Group AG
PSA International Pte Ltd
Co-Chair of Sustainable Finance Steering Committee formed by Temasek (effective 1 March 2020)

ANTHONY NIGHTINGALE CMG SBS JP

Appointments

Board: June 2013
Chair of Remuneration Committee: May 2015
Nomination & Governance Committee: May 2015
Age: 72

Relevant skills and experience

Anthony has long executive experience of listed companies and, in particular, extensive knowledge of Asian markets.

Anthony spent his career in Asia, where he joined the Jardine Matheson Group in 1969, holding a number of senior positions before joining the board of Jardine Matheson Holdings in 1994. He was managing director of the Jardine Matheson Group from 2006 to 2012. He was a member of the Hong Kong-APEC trade policy study group until 2018 and a member of the UK-ASEAN Business Council until 2019.

Anthony joined the Board in June 2013 as a Non-executive Director and member of the Remuneration Committee. He became Chair of the Remuneration Committee and a member of the Nomination & Governance Committee in May 2015.

Other appointments

Jardine Matheson Holdings (and other Jardine Matheson group companies)
Schindler Holding Limited (until 19 March 2020)
Shui On Land Limited
Vitasoy International Holdings Limited
The Innovation and Strategic Development Council in Hong Kong

ALICE SCHROEDER

Appointments

Board: June 2013
Audit Committee: June 2013
Risk Committee: March 2018
Age: 63

Relevant skills and experience

Alice has experience across the insurance, asset management, technology and financial services industries in the US.

Alice began her career as a qualified accountant at Ernst & Young. She joined the Financial Accounting Standards Board as a manager in 1991, overseeing the issuance of several significant insurance accounting standards.

From 1993, she led teams of analysts specialising in property-casualty insurance as a managing director at CIBC Oppenheimer, PaineWebber (now UBS) and Morgan Stanley. Alice was also an independent board member of the Cetera Financial Group and held the office of CEO and chair of WebTuner (now Showfer Media LLC), until its sale in 2017. She was also a director of Bank of America Merrill Lynch International until December 2018.

Alice joined the Board in June 2013 as a Non-executive Director and member of the Audit Committee. She became a member of the Risk Committee in March 2018.

Other appointments

Quorum Health Corporation
Natus Medical Incorporated

THOMAS WATJEN

Appointment

Board: July 2017
Remuneration Committee: July 2017
Risk Committee: November 2018
Employee Engagement Director: May 2019
Age: 65

Relevant skills and experience

Tom has experience across the insurance, asset management and financial services industries as well as experience with listed companies in the UK and the US.

Tom started his career at Aetna Life and Casualty before joining Conning & Company, an investment and asset management provider, where he became a partner in the consulting and private capital areas. He joined Morgan Stanley in 1987, and became a managing director in its insurance practice.

In 1994 he was appointed executive vice president and chief financial officer of Provident Companies Inc.

He was a key member of the team associated with Provident's merger with Unum in 1999 and was appointed president and chief executive officer of the renamed Unum Group in 2003, a role he held until May 2017. Tom also served on the board of Sun Trust Banks from 2010 until April 2019. In 2019, Tom joined the boards of LocatorX, Inc and in 2020 he joined the board of Arch Capital Group Limited.

Tom joined the Board in July 2017 as a Non-executive Director and member of the Remuneration Committee. He became a member of the Risk Committee in November 2018. Tom acts as a designated Non-executive Director for employee engagement matters as set out in the UK Code, for the Group's workforce in the US and UK.

Other appointments

Arch Capital Group Limited
LocatorX, Inc

FIELDS WICKER-MIURIN OBE

Appointments

Board: September 2018
Remuneration Committee: September 2018
Age: 61

Relevant skills and experience

Fields has extensive international boardroom experience, combining knowledge of the Group's key geographic markets with experience across the global financial services industry.

Fields started her career at Philadelphia National Bank in 1982 before joining Strategic Planning Associates (now Oliver Wyman) as a senior partner in 1989. She became chief financial officer and director of strategy at the London Stock Exchange in 1994, leader of the global markets practice of AT Kearney in 1998 and managing director of Vesta Capital Advisors in 2000. She was appointed to Nasdaq's Technology Advisory Council in 2000 and was a member of the panel of experts advising the European Parliament on financial markets harmonisation for four years from 2002. She became a non-executive director and chair of the audit committee of Savills plc in 2002 and a non-executive director and chair of the investment committee of the Royal London Group in 2003. Fields was also a non-executive board member at the Department for Digital, Culture, Media & Sport from January 2016 until January 2020.

Fields joined the Board in September 2018 as a Non-executive Director and member of the Remuneration Committee.

Other appointments

BNP Paribas
SCOR SE
Leaders' Quest (partner)

AMY YIP

Appointments

Board: September 2019
Remuneration Committee: September 2019
Age: 68

Relevant skills and experience

Amy has extensive experience of China and South-east Asia following a 40-year career in banking, insurance, asset management and government.

Amy started her career at Morgan Guaranty Trust of New York in 1978 before joining the Management Analysis Centre in Boston and Hong Kong as a consultant in 1986. She became executive director of Rothschild Asset Management in Hong Kong in 1988, vice president of Citibank Private Bank North Asia in 1991 and executive director (Reserves Management) of the Hong Kong Monetary Authority in 1996. She was group head of wealth management of DBS Bank, chair of DBS Asset Management and chief executive officer of DBS Bank Hong Kong between 2006 and 2010. Since 2011 she has been an adviser to Vita Green, a health supplements provider based in Hong Kong, and a founder and partner of RAYS Capital Partners, a Hong Kong investor in Asian equities.

Amy became a non-executive director of AIG Insurance Hong Kong Limited in 2011 and chair of its audit committee in 2017, a non-executive director and member of the compensation and nomination committees of Temenos Group AG in 2014, a non-executive director and member of the Technology Committee of Deutsche Börse AG in 2015 and a non-executive director of Fidelity Funds in 2017. In August 2019, she became the chair of the Asia Pacific advisory board of EFG Bank International.

Amy joined the Board in September 2019 as a Non-executive Director and member of the Remuneration Committee.

Other appointments

AIG Insurance Hong Kong Limited
Deutsche Börse AG
Fidelity Funds
RAYS Capital Partners (founder partner)
Temenos Group AG

Following the change of group-wide supervisor in October 2019 to the Hong Kong Insurance Authority, the composition of the Prudential Corporation Asia Limited board of directors mirrors the Prudential Board.

Board changes

Non-executive Directors

As announced on 28 February 2019, Lord Turner stepped down from the Board with effect from the conclusion of the 2019 AGM held on 16 May 2019.

As announced on 10 May 2019, Amy Yip was appointed to the Board as a Non-executive Director and member of the Remuneration Committee with effect from 2 September 2019.

As announced on 10 December 2019, Jeremy Anderson was appointed to the Board as a Non-executive Director and member of the Risk and Audit Committees with effect from 1 January 2020.

As announced on 30 January 2020, Shriti Vadera will join the Board as a Non-executive Director and member of the Nomination & Governance Committee with effect from 1 May 2020.

Executive Directors

As announced on 28 February 2019, in preparation for the demerger of M&G plc, Michael Falcon, John Foley and Nic Nicandrou ceased to be Directors of Prudential plc at the conclusion of the 2019 AGM held on 16 May 2019. Michael Falcon and Nic Nicandrou maintained their positions as chief executives of their respective business units and as members of the Group Executive Committee. As the chief executive of M&G plc, John Foley ceased to be a member of the Group Executive Committee at demerger on 21 October 2019.

Group Executive Committee

The Group Executive Committee (GEC) comprises the Executive Directors, the Chief Executive of each of Prudential Corporation Asia and Jackson Holdings LLC, the Group Human Resources Director and Group Chief Digital Officer. The GEC is a management committee constituted to support the Group Chief Executive, who also chairs the GEC. For the purposes of the Hong Kong Listing Rules, Senior Management is defined as the members of the GEC.

JOLENE CHEN
Group Human Resources Director
Appointment to the GEC: June 2019
Age: 60

Relevant skills and experience

Jolene is the Group Human Resources Director and Chief Human Resources Officer for Prudential Corporation Asia. She is also a member of the Prudential Corporation Asia Executive Board and a Councillor of Prudence Foundation, the community investment arm of Prudential in Asia. Jolene has more than 30 years' experience, including eight as Chief Human Resources Officer for Prudential Corporation Asia. Prior to joining us she spent over 21 years with multinational companies in a variety of resourcing, organisational design, talent management, learning and development and human resources roles.

MICHAEL FALCON
Chief Executive Officer, Jackson Holdings LLC
Appointment to the GEC: January 2019
Age: 57

Relevant skills and experience

Michael is Chief Executive Officer of Jackson Holdings LLC, which includes Jackson's US subsidiaries and affiliates. Before joining Prudential in January 2019, he was based in Hong Kong as chief executive officer of Asia Pacific for J.P. Morgan Asset Management, a role he held from 2015, and was head of Asia Pacific funds from 2014. Michael is also a director of a number of Group subsidiaries within the Jackson.

Michael joined J.P. Morgan Asset Management in New York as head of retirement in 2010, before which he was at Merrill Lynch in a number of roles including as head of the retirement group. He has served as a trustee and executive committee member of the Employee Benefit Research Institute (EBRI) and was founding chairman of the Advisory Board of EBRI's Center for Retirement Income Research.

NICOLAOS NICANDROU
Chief Executive, Prudential Corporation Asia
Appointment to the GEC: October 2009
Age: 54

Relevant skills and experience

Nic became Chief Executive of Prudential Corporation Asia in July 2017 and is responsible for Prudential Corporation Asia's life insurance and asset management business across 14 markets in Asia. Nic is also the chairman of CITIC-Prudential Life Insurance Limited.

Nic started his career at PricewaterhouseCoopers (PwC). Before joining Prudential as an Executive Director and Chief Financial Officer in 2009, he worked at Aviva, where he held a number of senior finance roles, including as Norwich Union Life's finance director and board member, Aviva group financial control director, Aviva group financial management and reporting director and CGNU group financial reporting director.

AL-NOOR RAMJI
Group Chief Digital Officer
Appointment to the GEC: January 2016
Age: 65

Relevant skills and experience

Al-Noor, who joined Prudential in 2016 in the newly-created role of Group Chief Digital Officer, is responsible for developing and executing an integrated, long-term digital strategy for the Group.

Before joining Prudential, he worked at Northgate Capital, a venture capital firm in Silicon Valley, where he ran the technology-focused funds. Prior to that, Al-Noor was at Misys, the financial services software group, and he has previously held leading technology and innovation roles at BT Group, Qwest Communications, Dresdner Kleinwort Benson and Swiss Bank Corporation.

Board Practices

How we operate

Our governance framework

The Group has established a governance framework for the business, which is approved by the Board, and is designed to promote appropriate behaviours across the Group. The Nomination & Governance Committee reviews the Group Governance framework annually.

The governance framework includes the key mechanisms through which the Group sets strategy, plans its objectives, monitors performance, considers risk management, holds business units to account for delivering on business plans and arranges governance.

The Group Governance Manual (the Manual) sets out the policies and procedures under which the Group operates, taking into account statutory, regulatory and other relevant matters. The Manual includes the Group Code of Business Conduct which is regularly reviewed by the Board. The Audit Committee monitors compliance with the Manual and the Risk Committee approves the Group risk framework and monitors compliance with it across the Group.

Business units manage and report compliance with the Group-wide mandatory requirements set out in the Manual through annual attestations. This includes compliance with our risk management framework.

The content of the Manual is reviewed regularly, reflecting the developing nature of both the Group and the markets in which it operates, with significant changes on key policies reported to the relevant Board Committee.

Subsidiary governance

Following the demerger of M&G plc, the Group is reviewing subsidiary governance to ensure this remains appropriate to the business and regulatory environment in which the Group operates. Reflecting changes in that environment, the composition of the Prudential Corporation Asia Limited board of directors now mirrors the Prudential Board and Board meetings are held concurrently. As part of demerger preparations, Prudential Corporation Asia Limited became the intermediate holding company for the Group's subsidiaries in the US and Africa.

Dialogue between the Group Chair, Group Risk Committee Chair and Group Audit Committee Chair and their counterparts at subsidiary level provided an effective information flow throughout the year and these arrangements continue where relevant. Each of the Group Chair, Group Risk Committee Chair and Group Audit Committee Chair report to the Board or relevant Group Committee on the outcome of those dialogues, with any urgent issues being escalated between meetings as required. The Nomination & Governance Committee is responsible for oversight of governance arrangements for the material subsidiaries. This and other activities of the Nomination & Governance Committee during 2019 are described in the 'Governance Committees' section.

Regulatory environment

Prior to the demerger of M&G plc on 21 October 2019, the Group was subject to the consolidated supervision of the UK's Prudential Regulation Authority (PRA) under Solvency II. Following completion of the demerger, the Group-wide supervisor is now Hong Kong's Insurance Authority (Hong Kong IA).

Prior to demerger, Prudential undertook to maintain the Group-wide corporate governance framework for the Group post-demerger. This included maintaining appropriate internal controls for the oversight of the businesses, including in relation to conduct of business, the identification and mitigation of conflicts of interest and intra-group transactions. Prudential also undertook to maintain its group-wide risk management system and independent risk management function. Individual regulated entities within the Group continue to be subject to entity-level regulatory requirements in the relevant jurisdictions in which they carry on business.

Interactions with regulators shape the Group's governance framework and the Chairman and Group Chief Executive play a leading role in representing the Group to regulators and ensuring our dialogue with them is constructive. Terms of reference for each of the Board's principal Committees have been updated to ensure their duties align with the post-demerger business and regulatory regime.

Stakeholder engagement

The Board has identified the Group's key stakeholders as including customers, investors, employees, regulators, civil society and suppliers.

Employee voice

Having considered the suggested methods for strengthening workforce engagement as described in the UK Code, the Board concluded that the most appropriate method for achieving effective engagement, taking into account the international nature of the business and the geographic spread of the workforce, would be to designate a Non-executive Director based in Asia and a Non-executive Director based in the US to represent the workforce in those regions. During the year, the Board designated responsibility to Kai Nargolwala for engagement with the workforce in Asia, as well as in Africa, and to Tom Watjen for engagement with the workforce in the US, as well as staff in London.

An initial framework of activities was established, combining both formal and informal interactions with employees as well as access to relevant material. In particular, during the course of the year Kai Nargolwala attended townhall sessions with staff in Singapore and Hong Kong, and Tom Watjen visited staff in Nashville in 2019 and in London in January 2020. The key focus of those discussions was the impact on staff of organisational changes following the demerger. In addition, Tom Watjen and Kai Nargolwala received briefings from the Group HR Director on workforce-related matters.

The Board received an initial update in December 2019 on activities undertaken during the year. The framework will be expanded in 2020 to provide the designated Non-executive Directors with further opportunities for interactions with the workforce and includes regular reporting to the Board on a six monthly basis. This will include updates on activities undertaken and themes arising for the Board to consider. If necessary, key items will be escalated outside of the six-monthly reporting cycle and in addition, Kai Nargolwala and Tom Watjen will offer their insight to Board discussions and decisions as part of the Board's consideration of the workforce as key stakeholders. They will also continue to work with the Group HR Director and the Company Secretary to identify key issues requiring engagement with the workforce, the most appropriate means of doing so and reporting on these activities.

Shareholders

The Board recognises the importance of maintaining an appropriate level of two-way communication with shareholders.

Throughout 2019, Prudential engaged with institutional shareholders, focusing primarily on matters relating to the demerger of M&G plc and strategic direction following the demerger. The executive management team of the Group, Prudential Corporation Asia and Jackson met with key target investors as part of a demerger marketing programme. In October 2019, a General Meeting was convened to allow shareholders to consider and approve the demerger of M&G plc. Shareholders demonstrated their overwhelming support for the demerger resolution which received 99.4 per cent of votes in favour.

These demerger-related activities were held in addition to the Group's usual full global programme of engagement with shareholders, potential investors and analysts, in the UK and overseas, which is conducted each year by the Group Chief Executive and the Group Chief Financial Officer and Chief Operating Officer, led by the Investor Relations team. The Group intends to maintain its regular engagement with investors and analysts which provides opportunity for the executive team to communicate progress and strategy outside of the financial reporting cycle. Going forward, this may include investor conferences or more specific events focused on particular aspects of our business.

The Group Chief Executive, Group Chief Financial Officer and Chief Operating Officer and Investor Relations team also attend major financial services conferences to present to, and meet with, the Company's shareholders.

In 2019, as part of the investor relations and demerger marketing programme, over 320 meetings were held with around 300 individual institutional investors in the UK, continental Europe, the US and Asia.

The Group holds an ongoing programme of regular contact with major shareholders, conducted by the Chairman, to discuss their views on the Group's governance. The Senior Independent Director offers meetings to major shareholders as needed.

Engagement with institutional investors on the Directors' Remuneration Policy and implementation is led by the Remuneration Committee Chair on an annual basis. This has allowed key investors to provide feedback on the Directors' Remuneration Policy prior to its adoption proposed to shareholders at the 2020 Annual General Meeting. All Non-executive Directors, and in particular Committee Chairs, are available to meet with major shareholders on request.

Shareholder feedback and key issues from these meetings are communicated to the Board.

The Annual General Meeting is an opportunity for further shareholder engagement, for the Chairman to explain the Company's progress and, along with other members of the Board, to answer any questions. The Committee Chairs each attend the Annual General Meeting and are available for shareholders who wish to ask questions on the activities of their respective Committees.

Operation of the Board

How the Board leads the Group

The Group is headed by a Board led by the Chairman.

The Board consists of 14 Directors, of which a majority, excluding the Chairman, are independent Non-executive Directors. Biographical details of each of the Directors can be found in the 'Board of Directors' section above and further details of the roles of the Chairman, Group Chief Executive, Senior Independent Director, Committee Chairs and the Non-executive Directors can be found in the 'Board roles and governance section' below.

The Board is collectively responsible to shareholders for the long-term sustainable success of the business through:

  –
  Approving the Group's long-term strategic objectives, annual budgets and business plans, as recommended by the Group Chief Executive, and any material changes to them;
  –
  Monitoring the implementation of strategic objectives, annual budgets and business plans;
  –
  Establishing the Company's purpose, values and strategy and satisfying itself that these are aligned with the Group's culture; and
  –
  Assessing and monitoring culture, including alignment with policy, practices, behaviours and risk appetite.
  –
  Specific matters are reserved for decision by the Board, including:
  –
  Approving dividend policy and determination of dividends;
  –
  Approval of strategic projects;
  –
  Approval of the three-year business and financial plan;
  –
  Approval of the Group's full and half-yearly results announcements and any other periodic financial reporting;
  –
  Responsibility for an effective system of internal control and risk management;
  –
  Overseeing the Group's corporate social responsibility programmes; and
  –
  Ensuring effective engagement with, and encouraging participation from, key stakeholder groups.

Key areas of focus – how the Board spent its time

The Board held 10 meetings during 2019. The table below gives an indication of the key topics considered at each meeting.

	Feb	Mar[1]	May	Jun	Jul	Aug	Sep	Oct	Dec

Strategy and implementation
Approval and review of strategic priorities	•
Strategic priorities monitoring			•		•		•		•
Approval of three-year operating plan									•
Strategic projects[2]	•	•	•	•	•	•	•	•	•
Group Chief Executive's report	•		•		•		•	•	•
Report from Committee Chairs
Audit	•	•	•	•	•	•	•	•	•
Nomination & Governance	•							•
Remuneration	•		•	•	•		•		•
Risk	•		•		•			•	•
Financial reporting and dividends
Group Chief Financial Officer's performance report	•		•	•	•		•	•	•
Full-year and 2018 second interim dividend	•	•
Half-year and 2019 first interim dividend					•	•
Cash, capital and operations reports	•		•		•		•	•	•
Business unit Chief Executive updates
Prudential Corporation Asia	•		•		•		•	•	•
Jackson	•		•		•		•	•	•
M&G3	•		•		•		•
Risk, regulatory and compliance
Relationship with Regulators and Regulatory and compliance updates	•	•	•	•	•		•	•	•
Group Chief Risk and Compliance Officer's report	•		•		•		•	•	•
Government relations	•		•		•		•	•	•
Governance and stakeholders
Governance updates	•	•	•	•	•		•	•	•
Culture and employee engagement			•						•
Board evaluation and actions tracking	•						•
Succession planning	•	•			•				•
Corporate responsibility reporting and ESG		•							•
Diversity and inclusion					•
Non-executive Directors' fees				•
Investor updates including feedback on investor meetings	•		•				•	•	•

Notes

1
The Board held two meetings in March 2019.
2
Strategic projects considered during the year included the demerger of M&G plc, the acquisition of fund manager Thanachart in Thailand, entering into an exclusive bancassurance arrangement with Southeast Asia Commercial Joint Stock Bank, an IT outsourcing project as well as other confidential matters.
3
The effective date of the demerger of M&G plc was 21 October 2019.

The Board held a separate two-day strategy event in June in the US. The Board also held four workshops during the year to discuss key strategic matters, focusing on the demerger of M&G plc and strategy for the Prudential Group post-demerger, facilitating more in-depth discussion and challenge ahead of formal meetings and decisions. One of the Board meetings in March 2019 was to consider the Group's 2018 full-year report only and the meeting in August 2019 was primarily to consider the Group's 2019 half-year report and accounts. In addition to the March Board meeting, the Board received a separate in-depth update from the management team of Prudential Corporation Asia covering progress against strategic priorities, key risks facing the business in Asia, future opportunities, customer orientated initiatives, brand, culture, the Eastspring business and the activities of the Prudence Foundation.

Between meetings, the Board is provided with monthly update reports from management.

Board and Committee meeting attendance throughout 2019

Individual Directors' attendance at meetings throughout the year is set out in the table below.

	Board 10 meetings	Audit Committee 12 meetings	Nomination & Governance Committee 3 meetings	Remuneration Committee 8 meetings	Risk Committee 5 meetings	Joint Audit and Risk Committee 1 meeting	General Meetings 2 meetings[1]

Chairman
Paul Manduca[2]	10/10	-	2/3	-	-	-	2/2
Executive Directors
Mike Wells	10/10	-	-	-	-	-	2/2
Mark FitzPatrick	10/10	-	-	-	-	-	2/2
James Turner	10/10	-	-	-	-	-	2/2
Michael Falcon[3]	4/4	-	-	-	-	-	1/1
John Foley[3]	4/4	-	-	-	-	-	1/1
Nic Nicandrou[3]	4/4	-	-	-	-	-	1/1
Non-executive Directors
Philip Remnant	10/10	12/12	3/3	8/8	-	1/1	2/2
Howard Davies	9/10	11/12	3/3	-	5/5	1/1	1/2
David Law	10/10	12/12	3/3	-	5/5	1/1	1/2
Kai Nargolwala	10/10	-	-	8/8	5/5	1/1	1/2
Anthony Nightingale	10/10	-	3/3	8/8	-	-	1/2
Alice Schroeder	10/10	12/12	-	-	5/5	1/1	1/2
Lord Turner[4]	4/4	5/6	-	-	2/2	1/1	1/1
Tom Watjen	10/10	-	-	8/8	5/5	1/1	1/2
Fields Wicker-Miurin	10/10	-	-	8/8	-	-	1/2
Amy Yip[5]	2/2	-	-	2/2	-	-	-

Notes

1
In addition to the Annual General Meeting held in May each year, a General Meeting of shareholders was held on 15 October 2019. The purpose of the General Meeting was for shareholders to vote on the proposed demerger of M&G plc and election of Amy Yip as a Director of the Company. The nature of the business of the meeting meant that it was not considered necessary for the entire Board to be present. In addition to the Chairman and Senior Independent Director, each of the Executive Directors was present at the General Meeting and available to answer questions from shareholders about the business of the meeting.
2
Paul Manduca recused himself from a meeting of the Nomination & Governance Committee which was convened to discuss his succession plans. Further information about Paul Manduca's succession may be found in the Nomination & Governance Committee report.
3
Michael Falcon, John Foley and Nic Nicandrou stepped down from the Board with effect from the conclusion of the AGM held on 16 May 2019. Michael Falcon and Nic Nicandrou each continue in their role as chief executive of their respective business units as well as their membership of the Group Executive Committee. John Foley maintained his position as chief executive of M&G plc and continued as a member of the Group Executive Committee until demerger on 21 October 2019.
4
Lord Turner stepped down from the Board with effect from the conclusion of the AGM held on 16 May 2019.
5
Amy Yip was appointed a member of the Board and of the Remuneration Committee with effect from 2 September 2019.

Board and Committee papers are usually provided one week in advance of a meeting. Where a Director is unable to attend a meeting, his or her views are canvassed in advance by the Chairman of that meeting where possible.

Board effectiveness

Actions during 2019 arising from the 2018 review

The performance evaluation of the Board and its principal Committees for 2018 was conducted internally at the end of 2018 through a questionnaire. The findings were presented to the Board in February 2019 and an action plan agreed to address areas of focus identified by the evaluation.

The review confirmed that the Board continued to operate effectively during the year and no major areas requiring improvement were highlighted.

Set out below are the themes, summary of actions and progress updates:

Theme	Summary of actions	Progress

Board composition and process	• Continuing work on Board succession with a focus on gender and geographic diversity. • Reduction in Board and Committee paper volume.

•

During the year, Amy Yip joined the Board, strengthening the overall diversity of skills, gender and experience.

•

Diversity remains a key factor in ongoing succession planning. The Nomination & Governance Committee reviews the diversity policy and how diversity initiatives align with strategic objectives.

•

Management is considering whether paper volumes can be further decreased as part of changes to the meeting structure post-demerger.

Risk, capital and audit	• Cyber risk focus for Board agenda for 2019. • Board training on the Hong Kong IA regulatory regime.

•

A cyber risk update was provided to a joint meeting of the Risk and Audit Committees in April 2019, to which all Board members were invited.

•

Board members were briefed on the new regulatory regime in December 2019.

Stakeholders	• Review of stakeholder groups. • Review of workforce voice and its representation at Board level.

•

Stakeholder groups are reviewed and reported on in the ESG Report, which was approved by the Board in March 2020.

•

Workforce engagement mechanisms were approved by the Board during the year and a report on engagement activities was reviewed at the Board meeting in December 2019. This will be an area of continued focus in 2020 as the framework of Non-executive Director engagement is developed and their reporting to the Board embedded.

People	• Develop diversity and inclusion reporting to the Board. • Ensure overseas and 'home' Boards give scope for Non-executives to meet colleagues below Group Executive Committee level.

•

The Board received an update on key initiatives to promote diversity and invest in talent for the long term success of the Company.

•

The Nomination & Governance Committee will receive more reporting in this area going forward given its extended remit.

•

Both the Board visit to Hong Kong in March and the Board strategy session in Lansing in June provided opportunities for Non-executive Directors to meet with management below the Group Executive Committee level as part of presentations by Prudential Corporation Asia and Jackson management and in informal settings.

•

Non-executive Directors continue to engage directly with management as part of their meeting preparations, particularly for Committee meetings.

2019 review and actions for 2020

The performance evaluation of the Board and its principal Committees for 2019 was conducted internally at the end of 2019 through a questionnaire. The findings were presented to the Board in February 2020 and an action plan agreed to address areas of focus identified by the evaluation.

The review confirmed that the Board continued to operate effectively during the year and no major areas requiring improvement were highlighted.

Theme	Summarised actions

Board composition and process

•

Continue to use workshops, as appropriate, to support discussions.

•

Monitor Board meeting arrangements in the post-demerger context and ensure strategic focus areas, including culture and values, continue to receive appropriate agenda time.

Risk, capital and audit	• Keep Board training in this area under review and schedule additional sessions as appropriate.

Stakeholders	• Continue to develop and embed reporting by the designated Non-executive Directors on workforce engagement.

People	• Continue to develop reporting on talent management, succession pipeline and Diversity & Inclusion, utilising the expanded role of the Nomination & Governance Committee.

In accordance with the UK Code, the 2020 Board evaluation will be externally facilitated. The process for identifying and appointing the external evaluator will be overseen by the Nomination & Governance Committee.

Committee effectiveness and evaluation

Committee Chairs have responsibility for ensuring each Committee operates effectively. In order for Committees to provide effective challenge to management, the Committee Chairs each encourage open debate and contributions from all Committee members.

The effectiveness of each Committee is monitored via the annual Board effectiveness programme. Each Committee was found to be operating effectively. More details are set out in each of the Committee reports.

Director evaluation

The performance of the Non-executive Directors and the Group Chief Executive during 2019 was evaluated by the Chairman in individual meetings.

Philip Remnant, the Senior Independent Director, led the Non-executive Directors in a performance evaluation of the Chairman.

Executive Directors are subject to regular review and the Group Chief Executive individually appraised the performance of each of the Executive Directors as part of the annual Group-wide performance evaluation of all employees. The Chair of the Risk Committee provides feedback to the Group Chief Executive on the performance of the Group Chief Risk and Compliance Officer.

The outcome of each of these evaluation processes is reported to the Nomination & Governance Committee in February each year in order to inform the Committee's recommendation for Board members to be put forward for re-election by shareholders. Executive Director performance is also reviewed by the Remuneration Committee as part of its deliberations on bonus payments.

Directors

Board roles and governance

Chairman – Paul Manduca

The Chairman is responsible for the leadership and governance of the Board, ensuring its smooth and effective running in discharging its responsibilities to the Group's stakeholders and managing Board business.

Managing Board business

-

Responsible for setting the Board agenda, ensuring the right issues are brought to the Board's attention through collaboration with the Group Chief Executive and the Company Secretary

-

Facilitating open, honest and constructive debate among Directors. When chairing meetings, ensuring there is sufficient time to consider all topics, all views are heard and all Board members, and in particular Non-executive Directors, have an opportunity to constructively challenge management

-

Meeting with Non-executive Directors throughout the year. In 2019, the Chairman met with Non-executive Directors without Executive Directors being present on four occasions and also met with each Non-executive Director individually

-

Ensuring information brought to the Board is accurate, clear, timely and contains sufficient analysis appropriate to the scale and nature of the decisions to be made

-

Promoting effective reporting of Board Committee business at Board meetings through regular Committee Chair updates

Membership and composition of the Board

-

Leading the Nomination & Governance Committee in succession planning and the identification of potential candidates, having regard to the skills and experience the Board needs to fulfil its strategy, and making recommendations to the Board

-

Considering the development needs of the Directors so that Directors continually update their skills and knowledge required to fulfil their duties, including the provision of a comprehensive induction for new Directors

-

Maintaining an effective dialogue with the Non-executive Directors to encourage engagement and maximise their contributions

Governance

-

Leading the Board's determination of appropriate corporate governance and business values, including ethos, values and culture at Board level and throughout the Group

-

Working with the Company Secretary to ensure continued good governance

-

Acting as key contact for independent chairs of Material Subsidiaries[1]

-

Meeting with the independent chairs of the Group's Material Subsidiaries[1] on a regular basis and reporting to the Board on the outcome of those meetings

Relationship with the Group Chief Executive

-

Discussing broad strategic plans with the Group Chief Executive prior to submission to the Board

-

Ensuring the Board is aware of the necessary resources to achieve the strategic plan

-

Providing support and advice to the Group Chief Executive

Relations with shareholders and other stakeholders

-

Representing the Board externally at business, political and community level. Presenting the Group's views and positions as determined by the Board

-

Playing a major role in the Group's engagement with regulators

-

Balancing the interests of different categories of stakeholders, preserving an independent view and ensuring effective communication

-

Engaging in a programme of meetings with key shareholders throughout the year and reporting to the Board on the issues raised at those meetings

External positions

-

Approving Directors' external appointments prior to them being accepted, taking into account the required time commitment and escalating consideration of conflicts of interests to the Nomination & Governance Committee as needed

Group Chief Executive – Mike Wells	Senior Independent Director – Philip Remnant

The Group Chief Executive leads the Executive Directors and senior executives and is responsible for the operational management of the Group on behalf of the Board on a day-to-day basis:	The Senior Independent Director acts as an alternative conduit to the Board for shareholder concerns and leads the evaluation of the Chairman:

-

Responsible for the implementation of Board decisions

-

Establishes processes to ensure operations are compliant with regulatory requirements

-

Sets policies, provides day-to-day leadership and makes decisions on matters affecting the operation, performance and strategy of the Group, seeking Board approval for matters reserved to the Board

-

Supported by the Group Executive Committee which he chairs and which receives reports on performance and implementation of strategy for each business unit and discusses major projects and other activities related to the attainment of strategy

-

Chairs the Chief Executive's Committee meetings which are held weekly to review matters requiring approval under the Group's framework of delegated authorities

-

Keeps in regular contact with the Chairman and briefs him on key issues

-

Meets with key regulators worldwide

-

Leads on day-to-day effective stakeholder engagement

-

Acts as a sounding board for the Chairman, providing support in the delivery of the Chairman's objectives

-

Leads the Non-executive Directors in conducting the Chairman's annual evaluation and leads the Chairman's succession planning

-

Holds meetings with Non-executive Directors without management being present, typically at least once a year to evaluate the performance of the Chairman

-

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

-

Responsible for the leadership and governance of their Committee

-

Sets the agenda for Committee meetings

-

Reports to the Board on the activities of each Committee meeting and the business considered, including, where appropriate, seeking Board approval for actions in accordance with the Committees' terms of reference

-

Works with the Company Secretary to ensure the continued good governance of each Committee during the year

-

In addition to Committee duties, the Chairs of the Audit and Risk Committees act as key contact points for the independent chairs of the audit and risk committees of the Material Subsidiaries[1]

experience which can be applied to attain the strategic aims of the Group through:

-

Constructive and effective challenge

-

Providing strategic guidance and offering specialist advice

-

Scrutinising and holding to account the performance of management in meeting agreed goals and objectives

-

Serving on at least one of the Board's principal Committees

-

Engaging with Executive Directors and other senior management at Board and Committee meetings as well as at training sessions and on an informal basis

-

Taking part in one-to-one meetings with the Group Strategy team and participation in the annual strategy session

The Board has established four principal Committees. These Committees form a key element of the Group governance framework, providing effective independent oversight of the Group's activities by the Non-executive Directors. Each Committee Chair provides an update to the Board on the matters covered at each Committee meeting, supported by a short written summary. The terms of reference for each Committee are reviewed at least annually. The functions of the principal Committees are summarised below.

Board

Nomination & Governance Committee	Remuneration Committee	Audit Committee	Risk Committee

Chair Paul Manduca	Chair Anthony Nightingale	Chair David Law	Chair Howard Davies

-

Keeps leadership needs under review in support of the Group's strategic objectives

-

Develops succession planning for the Board and senior executives based on merit against objective criteria promoting diversity in all areas

-

Oversees development of a diverse pipeline in succession planning

-

Monitors the Group's diversity initiatives

-

Recommends appointments to the Board, its principal Committees and appointments of non-executive chairs to the boards of Material Subsidiaries[1]

-

Oversees the governance of Material Subsidiaries[1] and the Group's overall governance framework

-

Ensures there is a formal and transparent process for establishing the Directors' Remuneration Policy

-

Approves individual remuneration packages of the Chairman, Executive Directors, senior executives and Material Subsidiary[1] non-executive directors

-

Approves the overall Remuneration Policy for the Group

-

Reviews the design and development of share plans and approves and assesses performance targets where applicable and ensures alignment with the Group's culture

-

Reviews workforce remuneration practices and policies when setting executive remuneration

-

Responsible for the integrity of the Group's financial reporting, including scrutinising accounting policies

-

Monitors the effectiveness of internal control and risk management systems

-

Monitors the effectiveness and objectivity of internal and external auditors

-

Approves the internal audit plan

-

Recommends the appointment of the external auditor

-

Leads on and oversees the Group's overall risk appetite, risk tolerance and strategy

-

Approves the Group's risk management framework and monitors its effectiveness

-

From 2020 the Committee has full responsibility for all aspects of compliance

-

Supports the Board and management in embedding and maintaining a supportive culture in relation to the management of risk

-

Provides advice to the Remuneration Committee on risk management considerations to inform remuneration decisions

See Nomination & Governance Committee report later in this section.	See Remuneration Committee report later in this section.	See Audit Committee report later in this section.	See Risk Committee report later in this section.

1
Following the demerger of M&G plc, the Group is reviewing subsidiary governance to ensure this remains appropriate to the business and the regulatory environment in which the Group operates.

The roles and responsibilities of each Committee are set out in their terms of reference which are reviewed by each Committee and approved by the Board on an annual basis.

The Board has established a Standing Committee which can meet as required to assist with any business of the Board. It is typically used for ad hoc or urgent matters which cannot be delayed until the next scheduled Board meeting. All Directors are members of the Standing Committee and have the right to attend all meetings and receive papers.

Notice of a Standing Committee meeting is sent to all Directors and if an individual is unable to attend, he/she can give comments to the Chairman or Company Secretary ahead of the meeting for consideration by the Standing Committee. Before taking decisions on any matter, the Standing Committee must first determine that the business it is considering is appropriate for a Committee of the Board and does not properly need to be brought before the whole Board. All Standing Committee meetings are reported in full to the next scheduled Board meeting.

This governance structure allows for fast decision-making where necessary, while ensuring that the full Board has oversight of all matters under consideration and all Non-executives can contribute. Over 2019, the Company held three meetings of the Standing Committee.

Building Directors' knowledge

Induction – new Directors

Amy Yip received a comprehensive induction, tailored to reflect her experience and position as a Non-executive Director.

A summary of the general and specific induction programme for Amy Yip is set out below:

General induction programme relevant to new Non-executive Directors		Role-specific induction programme for Amy Yip

Understanding our governance	Understanding our business

•

Meetings with the Chairman and Group Chief Executive separately

•

Explanation of Prudential's corporate structure, Board and Executive Committee structure

•

Briefings on Group governance framework and key policies

•

Training as needed on the rules and governance requirements of the London and Hong Kong Stock Exchanges and on fulfilling the statutory duties of a Director

•

Explanation of the Group's strategy and business plan

•

Tailored briefings with each business unit to gain a comprehensive understanding of each of their business models, product suites, pricing arrangements and governance structures

•

Tailored meetings with all Group functions

•

Comprehensive briefings on the regulatory environment in which the Group operates

•

Briefings on top risks and internal controls

•

Induction briefings and training as a whole give Directors an understanding of the interests of the Group's key stakeholders

•

Orientation to the work and role of the Remuneration Committee

•

Updates on current UK remuneration topics

•

Meeting with the Chair of the Remuneration Committee to discuss the annual cycle of Committee work, its current focus and focus for 2020 and beyond

Jeremy Anderson was appointed to the Board as a Non-executive Director with effect from 1 January 2020. His induction commenced in early 2020 and included a particular focus on risk matters to support his role as a member of the Risk Committee.

Continuing development of knowledge and skills

During 2019, the Board and its Committees received a number of technical and business updates as part of their scheduled meetings, providing information on external developments relevant to the Group and on particular products or operations. Below is an overview of how Directors are kept up to date:

•
The Board holds an annual strategy session, which allows for detailed updates on each of the business units and deep dives on strategic direction and objectives for the Group. In 2019, these included a particular focus on the demerger of M&G plc and updates on the views of investors and other stakeholders;
•
The Board receives updates on brand, environment, health and safety, culture, diversity and inclusion and employee engagement activities, usually once a year;
•
The Board receives updates on corporate governance, political and regulatory developments in the US, UK, Europe and Asia and the dynamics of equity and currency markets at every scheduled meeting. Governance topics included gender pay gap reporting, the BEIS committee report on the future of audit and the Government's response to it, the Hampton-Alexander review publication, guidelines from investment institutions, the Financial Reporting Council's Lab report on climate-related corporate reporting and the publication of the updated Stewardship Code. The Board was also updated on the impact of the discontinuation of LIBOR;

•
In April 2019, the Group ran a focused cyber security and information security update for members of the Risk and Audit Committees, which was particularly aimed at developing the knowledge of the Non-executive Directors;
•
The Board reviews each business unit in depth at least once a year and conducts periodic site visits as part of this. In 2019, the Board received a presentation on Jackson Holdings. Other training included an overview of Jackson's distribution and products;
•
The Nomination & Governance Committee received updates on the Climate Change and TCFD implementation as part of its expanded ESG remit;
•
The Board and the Risk Committee receive regular updates on market developments and key risks. The Risk Committee reviews top risks on an annual basis and deep dives into specific topics in response to the identification of key risks. This review covers the financial, operational and strategic risks, whilst also identifying and addressing business environment and insurance risks within the Group;
•
The Risk Committee received updates on regulatory developments focusing on the supervision of the Prudential Regulation Authority and discussions with the Hong Kong IA on the new Group-wide regulatory framework. A deep-dive review of artificial intelligence and digital transformation was undertaken as well as updates on civil unrest in Hong Kong;
•
The Audit Committee received updates on developments affecting financial reporting and the work of audit committees more widely. In 2019, this included financial reporting disclosure developments and audit industry updates. These updates included consideration of the accounting treatment of the M&G Group, information security, financial crime and fraud prevention, working capital arrangements and the implementation of IFRS 17; and
•
The Remuneration Committee receives updates on regulatory and governance developments affecting the Group's remuneration arrangements. In 2019, these included updates on discussions with the Hong Kong IA on the new regulatory regime, compliance with the UK Corporate Governance Code 2018 and guidelines from investment institutions.

All Directors have the opportunity to discuss their individual development needs as part of the annual Board effectiveness review and are encouraged to request specific updates during the year. At the start of the year, suggested topics are shared with the Board for feedback. Directors are asked to provide a record of training received externally on an annual basis. All Directors have the right to obtain professional advice at Prudential's expense. Board training materials are also made available, as relevant, to Group Executive Committee members, who have an opportunity to request any additional training as needed.

Director indemnities

Subject to the provisions of the Companies Act 2006, the Company's Articles permit the Directors and officers of the Company to be indemnified in respect of liabilities incurred as a result of their office. Suitable insurance cover is in place in respect of legal action against directors and senior managers of companies within the Group.

Qualifying third-party indemnity provisions are also available for the benefit of the Directors of the Company and certain other such persons, including certain directors of other companies within the Group. These indemnities were in force for 2019 and remain so. Prior to the demerger of M&G plc qualifying pension scheme indemnity provisions were in place for the benefit of certain pension trustee directors within the Group.

Governance Committees

Nomination & Governance Committee report

This report describes how the Nomination & Governance Committee has fulfilled its duties under its terms of reference during 2019.

The Committee's role has expanded recently to include taking a wider role in overseeing diversity initiatives, the wider talent pipeline, and receiving updates on ESG matters. Accordingly, the number of regular Committee meetings in 2020 will increase to three.

Ongoing succession planning

One of the Committee's main roles is to ensure the Board retains an appropriate balance of skills to support the strategic objectives of the Group. As part of this, the Committee helps maintain a rigorous and transparent approach to the identification of candidates for appointment as Directors.

A significant part of the Committee's activities over 2019 was focused on determining the most appropriate combination of skills and experience needed by the Board to drive the strategic focus of the Group post-demerger as well as supporting the creation of the M&G plc board prior to demerger. This included consideration of Paul Manduca's successor as Chair of the Board and as Committee Chair. Philip Remnant led discussions on the Chairman's succession in his capacity as Senior Independent Director culminating in the announcement of the appointment of Shriti Vadera. A separate update is set out below. As a member of the Committee and ultimately as the new Chair of the Group, Shriti Vadera will have an opportunity to shape the future composition of the Board.

In accordance with the UK Code, Howard Davies, who has been a member of the Board and Chair of the Risk Committee since its inception in 2010, will not be standing for re-election at the 2020 Annual General Meeting. The Committee has therefore been focused on identifying a suitable successor and recommended the appointment of Jeremy Anderson, who contributes substantial leadership and international experience in financial services, particularly in audit and risk. Having appointed Jeremy Anderson as a Non-executive Director with effect from January 2020, Prudential subsequently announced that he would assume the role of Risk Committee Chair from the conclusion of the 2020 Annual General Meeting.

During the year, the Committee also recommended the appointment of Amy Yip to the Board as a Non-executive Director. Amy brings 40 years of experience in insurance, asset management and government gained across China and South-east Asia.

Diversity

Improving gender diversity at Board level continues to receive considerable attention from the Committee and diversity in its wider sense is an important factor in identifying candidates for Board level succession. The Committee considers this when making recommendations and talent search agencies are briefed on the Group's requirements in this respect when identifying candidates. Gender representation has improved at Board level during 2019, however there remains scope for improvement in this important area. Progress has been made via the appointment of Non-executive Directors and there is a continuing focus on the executive talent pipeline in order to increase diversity, in its widest sense, on both the Group Executive Committee and ultimately the Board. The Board exceeds the recommendation of the Parker review in respect of ethnic diversity. The Committee also considers the diversity of experience on the Board, including expertise across the geographical markets in which the post-demerger Group operates.

The Committee has responsibility for reviewing and monitoring diversity initiatives across the Group as a whole. The Group remains on target, by the end of 2021 to achieve 30 per cent representation of women in senior leadership roles in accordance with Prudential's commitment to the HM Treasury Women in Finance Charter.

ESG considerations

The Committee received updates on primary ESG-related reporting developments and the proposed approach to ESG reporting, and reports from the newly created ESG Executive Committee. The Committee also received updates on progress against implementing the Task Force on Climate-related Financial Disclosures, including how to quantify risks and their potential financial impact on the Group.

Governance

Further changes have been made to the Committee's Terms of Reference to reflect the Committee's oversight of the process surrounding the annual evaluation of the effectiveness of the Board and its Committees. Committee members have taken a more active role in planning the Board evaluation in respect of 2019 and reviewed the actions arising from that evaluation. In 2020, the Committee will oversee the process for the appointment of an external specialist to conduct the next Board evaluation.

The Committee continues to oversee governance arrangements for the Group's subsidiaries to ensure they remain appropriate for the post-demerger Group.

The effectiveness of the Committee was reviewed as part of the annual Board evaluation, which confirmed that the Committee continued to operate effectively during the year and no major areas requiring improvement or action points were highlighted. Committee members noted that the focus in 2020 should include continuing enhancements on Diversity and Inclusion reporting in respect of the executive pipeline and developing the Committee's role in monitoring ESG strategy and reporting.

Committee members
Paul Manduca (Chair)
Howard Davies
David Law
Anthony Nightingale
Philip Remnant

Regular attendees
Group Chief Executive
Group Human Resources Director
Company Secretary

Number of meetings in 2019:
Three. (Two regular meetings and an additional meeting to consider Chair succession, held in September.)

Chairman succession update

As announced on 30 January 2020, Shriti Vadera will join the Board with effect from 1 May 2020 as a Non-executive Director and member of the Nomination & Governance Committee, and is expected to succeed Paul Manduca as Chair of the Board and Chair of the Nomination & Governance Committee on 1 January 2021. Paul Manduca will step down as Chair and as a Director with effect from 31 December 2020.

Paul was first appointed to the Board in October 2010, meaning that the UK Code would have prescribed his retirement in October 2019. As reported last year, the Board considered that it would have been disruptive for the Chairman to step down during a time of substantial change associated with the oversight and execution of the demerger itself and also for a period afterwards. It was expected that a search for a suitable successor would commence in 2020, with the intention that he would not stand for re-election at Prudential's Annual General Meeting in May 2021. However, the accelerated completion of the demerger meant it was considered appropriate to bring this timing forward.

The search for suitable candidates was influenced by the views of the Board, taking account of the strategic needs of the post-demerger Group. Paul Manduca provided his views on the scope of the role and the individual attributes required. However, he recused himself from further discussions about the selection process.

Shriti Vadera was the unanimous choice of the Board following a rigorous assessment of internal and external candidates from around the world. She has senior boardroom experience at complex organisations with extensive international operations, and strong strategic and financial services experience.

How the Committee spent its time during 2019

	Feb	Sep	Oct

Year end matters, re-election and tenure
Review external positions, conflicts of interests and independence, time commitment, tenure and terms of appointment	•

Review performance of Chairman and Non-executive Directors	•

Review relevant disclosures in the Annual Report and Accounts	•

Recommend election of Directors by shareholders	•
Succession planning, diversity and appointments
Chairman	•	•	•

Non-executive Directors	•		•

Group Chief Executive			•

Executive Directors			•

Group Executive Committee composition			•

Risk Committee Chair			•

Succession pipeline, diversity and inclusion governance			•
Governance and ESG
Membership review of principal Board Committees	•

Committee terms of reference			•
Group governance framework			•
ESG, climate change and TCFD implementation update	•		•
Material Subsidiary governance
Subsidiary governance arrangements, board composition, non-executive succession planning and appointments	•
Subsidiary board, chair and director evaluations	•

Key matters considered during the year

Why it is important to Prudential	How this is considered	Key outcomes

Succession planning

Board composition

The Committee plays an important role in ensuring that the Board retains an appropriate balance of skills to support the strategic objectives of the Group and in ensuring that an effective framework of succession planning is maintained.

The Committee keeps succession plans for Executive and Non-executive Directors under review throughout the year and also considers the ongoing appointment of all Board members.

Succession plans are supported and informed by the results of the annual Board evaluation and individual Director evaluations.

The Committee takes account of the size, structure and composition of the Board and its Committees, including existing knowledge, experience and diversity. In doing so, the Committee considers the Group's strategic goals and anticipates future requirements, skills and experience.

Succession planning includes both longer-term options and emergency cover.

In February 2020, the Committee concluded that each of the Directors in office at the time continued to perform effectively and was able to devote appropriate time to fulfil their duties and that collectively, the Board had an appropriate mix of skills and experience.

The Committee considered the Non-executive Directors continued to demonstrate the desired attributes, contributing effectively to decision-making and exercising sound independent judgement in holding management to account.

Accordingly, the Committee recommended to the Board those Directors standing for election at the 2020 Annual General Meeting.

Succession planning for the Non-executive Directors and principal Committees

Succession planning for Non-executive Directors and the Board's principal Committees ensures the Board is regularly refreshed and maintains appropriate levels of independent challenge to management.

The balance of Non-executive and Executive Directors required on the Board is considered on a regular basis, including the overall number, skills and experience.

The Committee made use of a skills map which identifies skills, experience by sector, geography and technical skills, which are desirable for the Board as a whole, taking account of the Group's strategic objectives.

Succession planning for Non-executive Directors is supported by Egon Zehnder and Ridgeway Partners.

During the year, the Committee recommended the appointment of Amy Yip as a Non-executive Director and member of the Remuneration Committee with effect from 2 September 2019.

The Committee also recommended the appointment of Jeremy Anderson to the Board as a Non-executive Director and member of the Audit and Risk Committees with effect from 1 January 2020.

Biographical details for Amy Yip and Jeremy Anderson are set out in the 'Board of Directors' section above.

The Committee regularly reviews the membership of all principal Board Committees and makes recommendations to the Board as appropriate.

This year, the Committee considered the requirements for the role of Risk Committee Chair as Howard Davies will not stand for re-election at the 2020 Annual General Meeting as his nine-year tenure will have ended.

When making recommendations, the Committee takes account of the current composition of each of the principal Committees, the skills and experience of the members and the strategic objectives of the Group.

The appointment of Amy Yip to the Remuneration Committee and Jeremy Anderson to the Audit and Risk Committees helped to refresh the membership of these Committees.

Given his extensive experience in risk management, the Committee recommended that Jeremy Anderson succeed Howard Davies as Chair of the Risk Committee with effect from the conclusion of the 2020 Annual General Meeting.

Shriti Vadera will join the Committee on her appointment in May 2020 to facilitate her transition to Chair of the Board and of the Committee, effective from 1 January 2021.

Key matters considered during the year

Executive Directors, Group Chief Executive and Group Executive Committee Executive succession planning helps to ensure continuous and effective leadership of the Group.	The Committee reviews the succession plans in place for the Group Chief Executive, other Executive Directors and Group Executive Committee roles annually.

Succession plans for the Group Executive Committee were discussed with the Group Chief Executive to identify business requirements and to plan for future succession needs.

Succession planning for Executive Directors and the Group Executive Committee includes both longer-term planning and emergency cover. External mapping is undertaken for Executive Directors to identify possible external candidates. Planning for emergency cover for Executive Directors is assisted by a broad annual review of talent across the Group and recognises the possible difficulties in identifying and attracting suitable talent on potentially short notice.

The Committee received feedback on the performance of each Executive Director from the Group Chief Executive and confirmed the Executive Director succession plans.

The Committee also directed development and renewal of these plans through the Group HR Director, supported by Egon Zehnder in the case of the Group Chief Executive and by Talent Intelligence in the case of the other Executive Directors and Group Executive Committee roles.

The Committee discussed the changes to the Group Executive Committee roles brought about by the demerger and consequent shift in priorities and operating model, and agreed updates to succession plans as a result.

Senior leadership below Group Executive Committee

The Committee has oversight of a diverse pipeline of leadership talent extending below the level of the Group Executive Committee and seeks to attract, retain and develop the next generation of emerging leadership.

The Committee considered succession planning for senior management below Group Executive Committee level which is supported by an annual update on talent and diversity at different levels of the organisation and includes consideration of risk retention mitigation initiatives such as leadership development programmes. This review is usually undertaken and reported on in the fourth quarter of each year and prior to 2019, was undertaken by the Board. Reporting on activities in 2019 was moved to February 2020 in order to allow for a fuller review of talent succession planning across the post-demerger business.	The focus was on building new capabilities to support the changing business model and future direction of the business. The internal pipeline was being rebuilt in support of new roles, new capability and increased complexity.

In addition to acting as search consultant in respect of the appointment of the Chair, the Chair of the Risk Committee and certain executive hires, Egon Zehnder also provides support for senior development assessments. Talent Intelligence also provides additional succession planning support to the Group below Group Executive Committee level. Ridgeway Partners also provided support for succession planning in respect of certain subsidiary company board committees.

Process for appointing new Directors

The Committee assists the Board in ensuring that there is a formal, rigorous and transparent approach to the appointment of new Directors.

The Committee is involved from the start when a vacancy or a gap in the Board's skills is identified. Led by the Chairman, and working with the Group Chief Executive and the Group Human Resources Director, a role specification is prepared, reflecting the desired skills and experience and the Group's Diversity and Inclusion policy. This specification takes into account feedback from the Committee. Once agreed, specialist talent agencies are typically engaged to create a shortlist of candidates which is reviewed by the Committee and other stakeholders. Interviews with individuals then take place with selected Committee members and feedback is provided to all members. In this manner, a preferred candidate is selected and the Committee then recommends the individual to the Board for appointment. For the appointment of Executive Directors, the process is led by the Group Chief Executive working closely with the Chairman. The Senior Independent Director leads the Committee in the process of appointing a new Chairman.

Contemporaneously with this process, due diligence checks are undertaken on the candidate and Prudential liaises with the relevant regulatory authorities. The Committee is kept updated on this process as necessary.

Key matters considered during the year

Why it is important to Prudential	How is this considered	Key outcomes

Diversity

Board and Group Executive Committee

Given the global reach of the Group's operations, its business strategy and long-term focus, the Board makes every effort to ensure it is able to recruit Directors from different backgrounds, with diverse experience, perspective and skills. The diversity not only contributes to Board effectiveness but is essential for successfully delivering the strategy of an international business.	The Group's Diversity and Inclusion policy applies at all levels of the business including the Board and Group Executive Committee.

The Committee is responsible for overseeing a diverse pipeline for the Board and other senior executives.

The Board does not endorse quotas but is committed to recruiting the best available talent and appointing the most suitable candidate for each role, while at the same time aiming for, appropriate diversity on the Board.

Succession plans are based on merit against clear objective criteria and promote diversity across gender, social and ethnic background and cognitive and personal strengths.

An element of Executive Directors' remuneration is based on achieving a diversity target. Further information is set out in the Directors' remuneration report.	The Board considers that its diversity of experience and skills set has increased as a result of Board level succession in 2019.

The diversity of the Board, including skills and experience, of each Director is set out in the individual biographies of Directors in the 'Board of Directors' section above.

The Committee considers the pipeline for diverse talent below the Group Executive Committee level which remains strong with 32% female representation of those who report directly to the Group Executive Committee.

Group-wide oversight

Following an update to its terms of reference in December 2018, the Committee's remit includes reviewing the Group's diversity initiatives to see that these are in line with strategic objectives.	The Group's Diversity and Inclusion policy aims to provide equal opportunities for all who apply and who perform work for our organisation, irrespective of sex, race, age, ethnic origin, educational, social and cultural background, marital status, pregnancy and maternity, civil partnership status, any gender reassignment, religion or belief, sexual orientation, disability, or part time/fixed term work.

	The Committee keeps this under review across all its succession planning.	In line with the Committee's expanded remit, consideration was given to updating and developing the approach to overseeing talent development and Diversity and Inclusion initiatives across the Group. A review of the approach was subsequently provided to the Committee in February 2020, including an update on activities across the Group's business units and details of the 2020 Diversity & Inclusion and Talent strategy.

	As part of the Group's commitment to diversity, Prudential is a signatory to the HM Treasury 'Women in Finance Charter' which aims to increase the number of women working in senior management in financial services companies. We have set a gender diversity target of 30 per cent women in senior management by the end of 2021.	As at 31 December 2019 the percentage of women in senior management was 28 per cent and the Group remains on track to meet the 30 per cent target by the end of 2021.

Key matters considered during the year

Non-executive Directors, independence, time commitment and terms of appointment

Independence

Monitoring and safeguarding the independence of the Non-executive Directors is essential to comply with their statutory and regulatory obligations.

Independence helps ensure effective scrutiny of management and individual Executive Directors against agreed objectives.	The Committee considers the independence of the Non-executive Directors as required by the UK Code and HK Listing Rules as part of any recommendation of the appointment of new Non-executive Directors and when recommending Non-executive Directors for election.

Each Non-executive Director provides an annual confirmation of his or her independence as required under the HK Listing Rules.

Prior to his appointment as a Non-executive Director, the Committee carefully considered the independence of Jeremy Anderson. In particular, the Committee reviewed the potential impact of his former position as a partner at KPMG (including any financial interest) which ended with effect from 31 December 2017 and noted that he had not been involved in any way in the audit of Prudential plc or its subsidiaries.

The Committee considered Jeremy Anderson's independence with reference to the UK Code and HK Listing Rules, alongside relevant auditor independence and ethical guidance applicable in the UK and the US which generally recommend that independence of an external auditor is maintained by prohibiting a former partner from becoming a Director of an audit client for a period of two years after their employment has ceased.	All Non-executive Directors were considered to be independent, taking into account UK and HK requirements.

Although Howard Davies has exceeded the nine-year tenure suggested by the UK Code and Kai Nargolwala will exceed from January 2021 (subject to re-election of Kai by shareholders in May 2020), both continue to demonstrate independence of judgement.

Amy Yip and Shriti Vadera were deemed to be independent on appointment.

Prudential also deems Jeremy Anderson to be independent in accordance with the UK and HK Codes, notwithstanding his former position as a partner at KPMG, having taken account of all circumstances set out in the UK Code and other applicable guidance in other jurisdictions. On balance, the Committee and the Board concluded that Jeremy Anderson could be expected to demonstrate objectivity and independence of judgement noting that two years had elapsed since his position at KPMG (including any financial interest) ended.

In line with US regulatory requirements, the Committee annually reviews the independence of the Audit Committee with reference to the requirements of the Sarbanes-Oxley legislation.	The members of the Audit Committee were considered to be independent within the meaning of the Sarbanes-Oxley legislation.

Key matters considered during the year

Time commitment Setting out clear expectations on time commitment means Non-executive Directors are able to ensure they devote sufficient time for the proper performance of their duties.	The Committee reviews the time commitment required of the Non-executive Directors. Time requirements take account of preparation for and attendance at Board meetings and other regular commitments, as well as additional time that may be required for unforeseen events or future projects.

All Non-executive Directors currently serve on at least one of the Board's principal Committees, which requires an additional commitment of time dependent on the Committee and role.

The Committee considers the external commitments of Non-executive candidates and on appointment, all Non-executive Directors confirm they are able to devote sufficient time to the Group's affairs to meet the demands of the role.	The Committee concluded that the expected time commitment of 32.5 days per annum remained appropriate.

The external commitments of Directors were considered as part of the Committee's recommendation of Directors' election at the next Annual General Meeting. Prudential recognises the need for Non-executive Directors to dedicate sufficient time to their role while also developing a wide range of experience and skills through seeking external appointments.

All Non-executive Directors are required to discuss any additional commitments which might impact the time which he or she is able to devote to their role with the Chairman prior to accepting and the Chairman escalates to the Committee as appropriate.	The Committee considered and approved the appointment of Tom Watjen as a non-executive director of Arch Capital Group Ltd., a specialist financial services group with shares listed in Bermuda. The Committee considered the expected time commitment of the role and, taking into account any other commitments, concluded that he continued to have sufficient time to commit to his duties as a Non-executive Director. No conflicts of interest were identified in connection with the proposed appointment.

Terms of appointment

It is important that the Non-executive Directors have clear terms of appointment which set out their duties towards Prudential and that their tenure is considered as part of ongoing succession activities.	Non-executive Directors are appointed for an initial term of three years.

Subject to review by the Committee and re-election by shareholders, it is expected that Non-executive Directors serve a second term of three years. After six years, Non-executive Directors may be appointed for a further year, up to a maximum of three years in total. Reappointment is subject to rigorous review as well as re-election by shareholders.

The 'Compensation and Employees' section sets out the terms of the Non-executive Directors' letters of appointment and the terms of Executive Directors' service contracts.

The tenure of each Non-executive Director is shown in the 'Compensation and Employees' section.	Kai Nargolwala, Anthony Nightingale, Philip Remnant and Alice Schroeder have all been in office for six years or more. When considering their re-election at the next AGM, the Committee considered their continuing appointment particularly carefully. The Committee recommended that they each serve for a further term of one year, subject to shareholder re-election.

Both Amy Yip and Jeremy Anderson were provided with letters of appointment confirming their duties and obligations. These letters are on standard terms applicable to all Non-executive Directors.

Key matters considered during the year

Conflicts of interest

Directors have a statutory duty to exercise independent judgement when carrying out their role and to avoid conflicts of interests.

The Company has in place procedures to identify and, where necessary, mitigate potential conflicts of interest.

These processes help to ensure decisions are made in the best interests of the Company.	The Board has delegated authority to the Committee to identify and, where necessary, authorise any actual or potential conflicts of interest.

Prior to proposing Directors for election or re-election, the Committee considered the external appointments of Directors and reviewed existing conflict authorisations, reaffirming or updating any terms or conditions attached to authorisations where necessary.

The Chairman considers potential conflicts of interest in connection with proposed external appointments and escalates to the Committee for authorisation where a conflict or potential conflict could arise.	The Committee confirmed the authorisations with updates as appropriate.

The Committee considered the external positions of Amy Yip, Jeremy Anderson and Shriti Vadera prior to recommending their appointment to the Board.

The Board considers that the procedures for dealing with conflicts of interests operate effectively.

Subsidiary governance

The Committee has an important role in reviewing the Group's governance arrangements.	The Committee had oversight of the search for and appointment of candidates to the M&G plc board in preparation for the demerger.

During the year, the Committee carried out various activities relating to subsidiary governance, which encompassed M&G Group Limited, The Prudential Assurance Company Limited, Jackson National Life Insurance Company and Prudential Corporation Asia Limited until demerger, including:

•

Reviewing succession planning arrangements for non-executive directors of the Group's main subsidiaries;

•

Considering the outputs of the 2018 performance review of the Group's main subsidiary boards, chairs and directors. The effectiveness of the subsidiary boards were assessed using an internal process utilising questionnaires; and

•

Reviewing governance arrangements for the Group's subsidiaries with a particular focus on changes to the risk and audit committee arrangements for Prudential Corporation Asia in the context of the demerger, reflecting that the composition of the Prudential Corporation Asia Limited board now mirrors the Prudential Board and Board meetings are held concurrently.

The Committee continues to oversee governance arrangements for the Group's subsidiaries to ensure they remain appropriate for the post-demerger Group.

In 2019, the Committee considered the outcomes of the board effectiveness reviews and individual non-executive director evaluations for each of Jackson National Life Insurance Company, Prudential Corporation Asia Limited, M&G Group Limited and The Prudential Assurance Company Limited. The Committee concluded that each of these boards remained effective and also approved the continued appointments of the non-executive directors.

The Committee was provided an update on the governance arrangements for Jackson National Life and Prudential Corporation Asia in October 2019.

Audit Committee report

This report describes how the Audit Committee has fulfilled its duties under its terms of reference during 2019.

The Committee provides the Board with assurance as to the integrity of the Group's financial reporting and, together with the Risk Committee, monitors the effectiveness of the second and third lines of defence, which are an integral part of Prudential's internal control environment.

With regard to the Group's financial reporting, the Committee's work is focused on ensuring appropriate financial accounting policies are adopted and implemented, and on assessing key judgements and disclosures. The Committee has also received updates throughout the year on the programme to implement IFRS 17 given the significant system and accounting changes it entails.

The Committee held additional meetings during the year to focus on matters relating to the demerger of M&G plc. The Committee supported the Board's review of the shareholder Circular and reviewed the various supporting processes and assurances received. When considering matters relating to the demerger, the Committee was conscious of the need to balance potential conflicts of interests between Prudential and M&G. The Committee also discussed the appropriate governance arrangements for the Group's subsidiary audit committees post-demerger and associated transitional arrangements. The Chair worked closely with the chair of the M&G plc audit committee to ensure a smooth transition of the oversight of the M&G business between the two committees.

External auditor

An important part of the Committee's work consists of overseeing the Group's relationship with KPMG LLP (KPMG), including safeguarding independence, approving non-audit fees and satisfying the Committee that it is in the best interests of shareholders to recommend the re-appointment of KPMG. During the year, the Committee enhanced the review of KPMG's effectiveness by adding an interview process conducted by a senior KPMG partner, independent of the audit team, with senior management across the Group and with Committee members. The results were discussed directly with the Committee. Overall feedback was positive and the KPMG audit team is following up on areas where potential enhancements were highlighted. The Committee also requested earlier an enhanced review of the M&G half year key judgements, particularly longevity, in advance of the half year results announcement.

Under the relevant audit tender rules the Group is required to change audit firm no later than the 2023 financial year end. The Committee has previously agreed that in light of the significant change to the Group being undertaken, with the demerger of M&G plc, and the introduction of a new insurance accounting standard (IFRS 17) in the near term, that a new auditor should be engaged for the 2023 year end but that a competitive tender for the 2023 audit should commence in the first half of 2020. Planning for the tender has commenced and meetings with audit firms (not restricted to the 'Big-Four') have been held to assess their ability to tender in relation to the complexity of Prudential's geographically diverse business and their barriers to becoming independent. A formal tender process to identify KPMG's successor will be undertaken in the first half of 2020 and a Board decision is expected in July.

Internal audit

Throughout 2019, the Committee continued to receive regular briefings from the Group Chief Internal Auditor. During the year, Group-wide Internal Audit (GwIA) undertook a programme of risk-based audits covering matters across the business units in addition to assurance work on the demerger and significant change programmes. The work undertaken by GwIA during the year was important in supporting the demerger, the Group maintaining a stable control environment through a period of significant change and the creation of two appropriately-sized, resourced and experienced independent internal audit functions.

The effectiveness of GwIA was assessed in 2019, together with a review of progress against suggested enhancements identified by the external review undertaken by Deloitte in 2017. The Chair has met regularly with the Group Chief Internal Auditor and the Group-wide Quality Assurance Audit Director to discuss internal audit work and matters arising. The Committee has also asked that management responsible for rectifying some of the issues identified attend the Committee to ensure that appropriate action was being taken. The Committee also approved the 2019 and 2020 internal audit plans, which have taken account of the business and organisational changes arising from the demerger.

Compliance

The Committee received updates on matters arising from the annual Compliance Plan throughout 2019. The plan focused on a number of areas to help strengthen the compliance framework, which is intended to aid the Group in meeting regulatory obligations, including monitoring compliance with key elements of the compliance framework such as conflicts of interest, anti-money laundering and anti-bribery and corruption policies. Following a change in management responsibility, Howard Davies and the Chair agreed that the Risk Committee should take on responsibility for all aspects of overseeing the compliance function with effect from 1 January 2020.

Committee governance

The Committee works closely with the Risk Committee to make sure both Committees are updated and aligned on matters of common interest. Where responsibilities are perceived to overlap between the two Committees, Howard Davies and the Chair agree the most appropriate Committee to consider the matter. During 2019, there was one joint session which, similar to the prior year, focused on cyber and information security, more details of which are set out in the Risk Committee report.

In advance of each of the main Committee meetings, the Chair speaks to the chairs of Prudential's main subsidiary audit committees and update the Committee on important points raised. The Chair also reports to the full Board after each Committee meeting on the main matters discussed.

In April the Committee held a private session to discuss the evaluation and key objectives for the year. The Committee assessed its performance against these objectives. The demerger, IFRS 17 and key accounting judgements were particular areas of focus. One area the Committee will monitor for the future is how it is kept abreast of Asian market developments. One of the Chair's key focuses over the past two years has been the Group's whistleblowing procedures. The Chair regularly meets privately with the Group Resilience Director to discuss whistleblowing cases and their resolution. These are also discussed in private sessions with the Committee or the relevant local audit committee. The Committee also meets privately with GwIA and KPMG.

The effectiveness of the Committee was reviewed as part of the annual Board evaluation, which confirmed that the Committee continued to operate effectively during the year and no major areas requiring improvement were highlighted.

Committee members

David Law (Chair)
Jeremy Anderson (from January 2020)
Howard Davies
Philip Remnant
Alice Schroeder

Regular attendees

Chairman of the Board
Group Chief Executive
Group Chief Financial Officer and Chief Operating Officer
Group Chief Risk and Compliance Officer
Director of Group Finance
Director of Group Financial Accounting and Reporting
Company Secretary
Director of Group Compliance (until January 2020)
Group Chief Internal Auditor
External Audit Partner

Number of meetings in 2019:

Twelve. (Nine regular meetings were held, including four shorter meetings to discuss full-year and half-year reporting matters, and three additional meetings to consider demerger related activities. A joint meeting was also held with the Risk Committee.)

How the Committee spent its time during 2019

	Feb[1]	Mar[1]	Apr	May	Jun	Jul	Aug	Sep	Oct	Dec

Financial reporting and external auditor
Periodic financial reporting including:
– Full and half-yearly report and accounts
– Key accounting judgements and disclosures, including tax	•	•	•	•	•	•	•	•	•	•
– Solvency II results and governance processes (up to the demerger)
– Associated audit reports
Audit planning, fees, independence, effectiveness and reappointment	•		•			•		•	•	•
Environmental, social and governance reporting				•
Internal control framework
Internal control framework including effectiveness	•			•		•				•
Internal audit
Status updates and effectiveness	•		•			•			•	•
Internal audit plan						•				•
Compliance
Status updates	•					•			•	•
Compliance plan						•
Financial crime and whistleblowing
Financial crime prevention and whistleblowing – regular updates	•		•			•			•	•
Governance and reporting
Updates from main subsidiary level audit committees	•		•			•	•		•	•
Internal governance framework including effectiveness	•		•			•		•	•	•
Business unit audit committee effectiveness and terms of reference	•								•
Committee terms of reference and effectiveness	•								•

Note

1
Two meetings were held in each of February and March 2019.

Key matters considered during the year

Matter considered	How the Committee addressed the matter

Financial reporting

Overview	One of the Committee's key responsibilities is to monitor the integrity of the financial statements and any other periodic financial reporting. This has primarily focused on the Annual Report and Accounts but also covers the Group's environmental, social and governance report and Tax Strategy Report. The Committee also reviewed the 2018 Solvency and Financial Condition Report and associated Pillar 3 returns submitted to the Prudential Regulation Authority as required under the Solvency II regime. Post demerger, this regime is no longer applicable.

Key matters considered during the year

Matter considered	How the Committee addressed the matter

In reviewing these and other items, the Committee received reports from management and, as appropriate, reports from internal and external assurance providers, which in some cases were provided at the explicit request of the Committee.

When considering financial reporting, the Committee assesses compliance with relevant accounting standards, regulations and governance codes. During 2019, the Group adopted IFRS 16 'Leases' and, as described in note A3, this resulted in a recognition of $895 million right-of-use asset and an equivalent amount of lease liabilities on the balance sheet on day one. The Committee continued to receive updates on the Group's plans to implement IFRS 9 'Financial Instruments' and IFRS 17 'Insurance Contracts', which are not expected to be effective before 2022. The approach to adopting these standards is further discussed in note A3.
The following sections set out the key assumptions, judgements and other matters considered as part of their review of the 2019 Annual Report and Accounts.

Key assumptions and judgements	The Committee reviewed the key assumptions and judgements supporting the Group's IFRS results, including those made in valuing the Group's investments, insurance liabilities and deferred acquisition costs under IFRS, together with reports on the operation of internal controls to derive these amounts. It also reviewed the assumptions underpinning the Group's European Embedded Value (EEV) metrics.
Assumption setting

The measurement of insurance liabilities are based on estimates of future cash flows, including those to and from policyholders, over a long period of time. These estimates can, depending on the type of business, be highly judgemental. The Committee considered changes to assumptions and other estimates used to derive IFRS insurance liabilities and EEV reporting. Peer benchmarking was considered where available. The key assumptions reviewed were:

–

Persistency, mortality, morbidity (including in relation to medical inflation) and expense assumptions within the Asia life businesses;

–

Policyholder behaviour (eg guaranteed benefit utilisation and persistency) and mortality assumptions affecting the measurement of Jackson guaranteed liabilities (see note C4.2(b) of the IFRS financial statements);

–

Economic assumptions, including investment return and associated discount rates; and

–

Changes to the allowance within EEV for future hedge costs in connection to the Jackson variable annuity business.

The Committee was satisfied that the assumptions adopted by management were appropriate. Further information on the effects of material changes to insurance assets and liabilities is included in note B3 to the IFRS financial statements.

Valuation of investments

The Committee received information on the carrying value of investments in the Group's balance sheet including information on how those values were calculated for those investments which require more judgement (for example private placement loans). Further information on the valuation of assets is contained in note C3 of the IFRS financial statements. The Committee satisfied itself that overall investments were valued appropriately.

Key matters considered during the year

Matter considered	How the Committee addressed the matter

Intangible assets including deferred acquisition costs (DAC)

The Committee received information to enable it to review the more material intangible asset balances. This included the assumptions that supported the amortisation profile of the DAC balance in the US, as described in note A4.1 'Other items requiring application of critical estimates or judgements' and whether there had been any indication of impairment of the Group's distribution rights assets. The Committee was satisfied that there was no impairment of the Group's intangibles at 31 December 2019. Further information is contained in note C5 of the IFRS financial statements.

Other financial reporting matters	Demerger of M&G plc

The Committee reviewed the Class 1 Shareholder Circular prepared by management in accordance with the UK's Listing Rules for the demerger of M&G plc in October 2019. Assurance was sought from external parties including the Group's reporting accountant and financial advisers. The Committee reviewed the procedures undertaken to support the verification of material statements made in the Circular. The Committee reviewed drafts of documents throughout 2019 and so were able to comment on the approach and content throughout the process.

Change in presentation currency of the Group financial statements

Following the demerger of M&G plc, the Audit Committee approved management's proposal to change the Group's presentation currency in these financial statements from pounds sterling to US dollars. Given that a significant majority of the Group's earnings post demerger are denominated in US dollars, the Group believes that the presentation currency change will give investors and other stakeholders a clearer understanding of Prudential's performance over time. The Committee reviewed the methodology and process for the currency conversion as explained in note A1 of the IFRS financial statements. It also reviewed and agreed that, from 31 December 2019, the functional currency of the parent company had changed to US dollars from pounds sterling given the change to loans and dividend payments arising at that date.

Taxation

The Committee regularly receives updates on the Group's tax matters and provisions for certain open tax items including tax matters in litigation. The Committee was satisfied that the level of provisioning adopted by management was appropriate. See note B4 of the IFRS financial statements.

Going concern and viability statements

The Committee considered various analyses from management regarding Group and subsidiary capital and liquidity prior to recommending to the Board that it could conclude that the financial statements should continue to be prepared on the going-concern basis and that the disclosures on the Group's longer-term viability were both reasonable and appropriate. The Committee considered information on the risks to the Group's liquidity and capital position when making this assessment.

Fair, balanced and understandable requirement

The Committee carried out a formal review of whether the Annual Report and Accounts were 'fair, balanced and understandable' as required by the UK Corporate Governance Code. In particular, they considered whether the report gave a full picture of the Group's performance in the year with important messages appropriately highlighted, the level of consistency between financial statements and narrative sections and whether performance measures were clearly explained. They also considered the prominence of alternative performance measures.

Key matters considered during the year

Matter considered	How the Committee addressed the matter

After completion of its detailed review, the Committee was satisfied that, taken as a whole, the Group's Annual Report and Accounts were fair, balanced and understandable.

Parent company financial statements

The Committee reviewed the parent company profit and loss account and balance sheet, which included the recoverability of the parent company's investment in subsidiaries by assessing whether the net assets of the relevant subsidiaries, being an approximation of their minimum recoverable amount, were in excess of their carrying value at the balance sheet date and whether those subsidiaries have historically been profit making.

External audit Review of effectiveness, non-audit services and auditor reappointment

External audit effectiveness	The Group's external auditor is KPMG LLP (KPMG) and oversight of the relationship with them is one of the Committee's key responsibilities. The Committee reviews the effectiveness of the audit throughout the year taking into account:

•

The detailed audit strategy for the year and coverage of the highlighted risks;

•

Group materiality and how that is applied to the individual business units;

•

Insight around the key accounting judgements, including benchmarking, and the way KPMG applied constructive challenge and professional scepticism in dealing with management;

•

The outcome of management's internal evaluation of the auditor as discussed below; and

•

Other external evaluations of KPMG, with a focus on the Financial Reporting Council's Annual Quality Review.

There is an open dialogue on emerging risks and issues between the Group Lead Partner and Committee members via a regular schedule of meetings aligned to key reporting milestones. The Committee formally meets with the Group Lead Partner without management present.

Internal evaluation of KPMG was conducted using a questionnaire that was circulated to the Committee members, Material Subsidiary audit committee members, the Group Chief Financial Officer and the Group's senior financial leadership for completion. A key component of the evaluation is the degree of challenge and robustness of approach to the audit. The survey asked 27 questions over four categories (audit quality and execution, team performance, process and communication) in relation to the 2018 audit.
As noted above the Committee enhanced the 2019 effectiveness review by arranging for a series of interviews to be conducted by a senior partner independent from the engagement team.
KPMG were given the opportunity to respond to the findings in the reports. As a result of the reports, KPMG proposed enhancements to the audit and team.

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

•

Audit its own firm's work;

•

Act as management or employees for the Group;

•

Have a mutual or conflicting interest with the Group; or

•

Be put in a position of being an advocate for the Group.

The Policy has two permissible service types: those that require specific approval by the Committee on an engagement basis and those that are pre-approved by the Committee with an annual monetary limit capped at no more than 5 per cent of the Group audit fee in the proposed year and capped at $65,000 (£50,000) individually. In accordance with the Policy, the Committee approved these permissible services, classified as either audit or non-audit services, and monitored the usage of the annual limits on a quarterly basis. Non-audit services undertaken by KPMG were agreed prior to the commencement of work and were confirmed as permissible for the external auditor to undertake in accordance with the Policy which complies with the rules and regulations of the UK Financial Reporting Councils' Ethical Standard (2016), the US Securities and Exchange Commission (SEC) and the standards of the Public Company Accounting Oversight Board (PCAOB).

The Committee considered potential impacts on independence that could have arisen from the increase in non-audit services during the year, with the non-audit fee ratio increasing to 43 per cent (2018: 12 per cent). The increase was driven by non-audit services completed by KPMG in their role as reporting accountant for the demerger of M&G plc. The Committee concluded that as the Group's auditor it was appropriate for KPMG to act as reporting accountant and this did not impair their independence. The audit partner was not involved in the delivery of services as the reporting accountant for the demerger and neither he nor members of the audit team are incentivised on, or rewarded in respect of, the provision of non-audit services to Prudential plc.

In keeping with professional ethical standards, KPMG also confirmed their independence to the Committee and set out the supporting evidence for their conclusion in a report that was considered by the Committee prior to publication of the financial results.

During the year, the Committee considered the proposals put forward by the Financial Reporting Council in December 2019 in a revision to its Ethical Standard and Auditing Standards on the Policy. The Committee agreed to implement their proposals for the 2020 year end. The key change is to establish a specific 'white-list' of non-audit services that the external auditor will be permitted to perform. The Committee will continue to monitor developments to ensure the Group's policies and processes around audit effectiveness and independence evolve in line with market practice.

Key matters considered during the year

Matter considered	How the Committee addressed the matter

Fees paid to the auditor	The fees paid to KPMG for the year ended 31 December 2019 amounted to $30.4 million (2018: $24.4 million) of which $13.0 million (2018: $3.0 million) was payable in respect of non-audit services. Non-audit services accounted for 43 per cent (2018:12 per cent) of total fees payable. A breakdown of the fees payable to KPMG can be found in note B2.4 to the IFRS financial statements. Of the $13.0 million (2018: $3.0 million) non-audit services fees, $11.7 million (2018: $1.0 million) was for one-off services associated with the demerger of M&G plc. Excluding these one-off fees associated with the demerger, non-audit services accounted for 7 per cent (2018: 9 per cent) of total fees payable.

The remaining $1.3 million (2018: $1.5 million out of the remaining $2.0 million) of non-audit services fees was in respect of other assurance services. These services covered assurance over the Group's assurance reports on internal controls of certain Group companies that are made available for third parties, comfort letter procedures to support debt raising in the year and Solvency II external disclosures up to the demerger. In all these cases, the audit firm was considered the most appropriate to carry out the work, given its knowledge of the Group and the synergies that arise from running these engagements alongside its main audit. All non-audit services were pre-approved by the Committee and were in line with the Policy discussed above.

Reappointment	Based on the outcome of the effectiveness evaluation and all other considerations, the Committee concluded that there was nothing in the performance of the auditor which would require a change. The Committee therefore recommended that KPMG be reappointed as the auditor. A resolution to this effect will be proposed to shareholders at the 2020 Annual General Meeting.

Audit tender	The Committee acknowledges the provisions contained in the UK Code in respect of audit tendering, along with European rules on mandatory audit rotation and audit tendering. In conformance with these requirements, the Company will be required to change audit firm no later than for the 2023 financial year end. The external audit was last put out to competitive retender in 1999 when the present auditor, KPMG, was appointed. Since 2005, the Committee has annually considered the need to retender the external audit service.

The Audit Committee assessed in February 2019 that in light of the significant change to the Group being undertaken, with the demerger of M&G plc, and the introduction of a new insurance accounting standard (IFRS 17) in the near term, that a new auditor should be engaged in time for the 2023 year end. In conducting this review, the Committee concluded that it would be appropriate to commence a competitive tender for the 2023 audit in the first half of 2020. The planning for this tender process has commenced with the Committee Chair meeting with a number of firms, including firms outside of the 'Big Four', to assess interest and ability to tender for the audit, with focus on capability and resource to service the key Asian business units. This was supplemented by a formal request for information to those firms who indicated they would be interested in tendering. A formal invitation to tender will be issued to those firms that confirmed they are able to undertake the audit in March 2020, with the Committee's recommendation of which firm to appoint to be considered for approval by the Board in July 2020. The tender process is being led by the Audit Committee with the support of Internal Audit and while the selection criteria are yet to be formally set, audit quality will be at the core of the decision.

Key matters considered during the year

Matter considered	How the Committee addressed the matter

The auditor tender timeline takes into account the complexity of the Group and the expected timing of the introduction of IFRS 17 and allows the appointee time to ensure they meet the audit independence requirements to which the Group is subject. The timing remains subject to the Committee's normal annual review of auditor performance and recommendation to shareholders.

The Company has complied throughout the 2019 financial year with the provisions of the Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 issued by the Competition and Markets Authority.

In line with the Financial Reporting Council's Ethical Standard, the rules and regulations of the SEC and the standards of the PCAOB, a new Group Lead Partner, Philip Smart, was appointed in respect of the 2017 financial year. Mr Smart is expected to be in place for a five year term until the completion of the 2021 reporting cycle. A new Group Lead Partner will be required for the 2022 audit and an appropriate transition plan developed.

Second line oversight Compliance, financial crime prevention, whistleblowing

Compliance oversight	The Group Compliance Director provided the Committee with regular reports that included updates on: the progress against the 2019 Compliance Plan; key Compliance activities; the effectiveness of the Compliance function; results of Compliance monitoring reviews; material regulatory issues; and the impact of any regulatory change and the establishment of the Hong Kong IA as the Group-wide supervisor.
From 1 January 2020, the Risk Committee assumed responsibility for Compliance oversight from the Committee in order to align governance with changes to management's reporting responsibilities.

Financial crime prevention	The Committee received the Annual Financial Crime Report that assessed the effectiveness of the Group's systems and controls to manage financial crime risks. In addition the Committee received regular updates on anti-bribery and corruption, anti-money laundering and sanctions screening.

Whistleblowing	The Group continues to operate a Group-wide whistleblowing programme ('Speak Out'), hosted by an independent third party (Navex). The Speak Out programme received ad hoc reports from a wide variety of channels, including a web portal, hotline, email and letters. Reports are captured, confidentially recorded by Navex, and flagged for investigation by the appropriate team.

The Committee is responsible for oversight of the effectiveness of the Group's whistleblowing arrangements. The Committee received regular reports on the most serious cases and other significant matters raised through the programme and the actions taken to address them. The Committee was also briefed on emerging Speak Out trends and themes. The Committee may, and has, requested further reviews of particular areas of interest.

Key matters considered during the year

Matter considered	How the Committee addressed the matter

The Committee reviews the Group's Speak Out programme annually, satisfying itself that it continues to comply with regulatory and governance requirements. The Committee also considered the consistency of approach adopted across subsidiary audit committees. The Speak Out programme has been further strengthened during the year by enhanced training for managers and staff; improved mechanisms for reporters to feed back on their experience and case management workflow improvements that focus on tracking (post-investigation) management action and, where relevant, the Committee requested information on the sharing of lessons learnt.

The Chair and Committee spent time privately with the Group Resilience Director to understand outcomes of investigations, ensure that investigations were adequately resourced and appropriately managed, that there had been no retaliation against anyone making a report and that investigations were not improperly influenced.
A review of the Speak Out programme and its oversight is being undertaken in 2020.

Third line oversight Internal audit

Regular reporting	The Committee received regular updates from GwIA on audits conducted and management's progress in addressing audit findings within agreed timelines. Any delays in implementing remediation actions were escalated to the Committee and given particular scrutiny.

The independent assurance provided by GwIA formed a key part of the Committee's deliberations on the Group's overall control environment. During 2019, the areas reviewed included: change management and transformation (in particular relating to the demerger), financial controls, outsourcing and third-party supply, customer outcomes, cyber risk, compliance and regulatory and second line of defence. In addition, GwIA performed more business monitoring during 2019 to obtain a broader view of the business and enable more regular assessments of emerging risks and changes in the control environment. This has been achieved through a variety of methods including stakeholder discussions and an increasing use of data analytics.

The Group Chief Internal Auditor reports functionally to the Committee Chair and for management purposes to the Group Chief Executive, and also has direct access to the Chair of the Board. In addition to formal Committee meetings, the Committee meets with the Group Chief Internal Auditor in private to discuss matters relating to, for example, the effectiveness of the internal audit function, significant audit findings and the risk and control culture of the organisation.
The Committee Chair also meets with GwIA's Quality Assurance Director to discuss the outcome of the quality reviews of GwIA's work and actions arising.

Annual internal audit plan and focus for 2020	GwIA now operates a rolling six-month approach to audit planning. The Committee approved the plan for the second half of 2019. It also considered and approved the Internal Audit Plan, resource and budget for the first half of 2020.

Key matters considered during the year

Matter considered	How the Committee addressed the matter

The 2020 Internal Audit Plan was formulated based on a bottom-up risk assessment of audit needs mapped against various metrics combined with top-down challenge. The plan was then mapped against a series of risk and control parameters, including the top risks identified by the Risk Committee, to verify that it is appropriately balanced between financial, business change, regulatory and operational risk drivers and provides appropriate coverage of key risk areas and audit themes within a risk-based cycle of coverage. Key areas of focus for 2020 include: strategic change initiatives, customer outcomes, cyber security, financial risk and financial controls, culture, outsourcing and digitisation.

Effectiveness of Internal Audit	The Committee is responsible for approval of the GwIA charter, audit plan, resources, and for monitoring the effectiveness of the function. In addition, the Committee approved the new, post-demerger target operating model for internal audit in Prudential plc.
The Committee also assesses the effectiveness of GwIA through a combination of External Quality Assessment reviews, required every five years, and an annual internal effectiveness review.

A 2019 Internal Effectiveness review, performed by the GwIA Quality Assurance Director, was conducted in accordance with the professional practice standards of the Chartered Institute of Internal Auditors (CIIA) and assessed continued conformance with the CIIA guidance for Effective Internal Audit in the Financial Services (the CIIA Code). The review concluded that GwIA continued to comply with the requirements of internal audit policies, procedures and practices, and standards in all material respects relating to audit planning and execution, and continued to be aligned with its mandated objectives and maintained general conformance with the CIIA Code.

During 2019, GwIA also continued to develop its practices with enhancements to methodology, approaches to audits and the use of data analytics. In preparation for the demerger, the function successfully completed the creation of two appropriately skilled and sized, independent internal audit functions, where previously there had been a single function.

Internal control

Internal control and risk management systems	The Committee is responsible for reporting and making recommendations to the Board on the effectiveness of Group-wide internal control and risk management systems.

The Committee considered the outcome of the annual review of the systems of internal control and risk management. This considered M&G plc to the extent it was relevant to the amounts disclosed within the Group 2019 financial statements. The review identified a number of areas for improvement and the necessary actions that have been, or are being, taken. The audit committees at Group and subsidiary level collectively monitor outstanding actions regularly and ensure sufficient resource and focus is in place to resolve them within a reasonable time frame.

Key matters considered during the year

Matter considered	How the Committee addressed the matter

Governance

Group governance framework	The Group Governance Manual sets out the policies and procedures by which the Group operates within its framework of internal governance, taking into account relevant statutory and regulatory matters. It is a platform for mandating specific ways of working across the Group and each business unit attests annually to compliance with:

•

Mandatory requirements set out in Group-wide policies, including matters which must be reported to the Group functions; and

•

Matters requiring prior approval from those parties with delegated authority.

The Committee reviewed the results of the Group Governance Manual annual content review and the results of the year end certification of compliance with Group Governance Manual requirements for the year ended 31 December 2019.

Competence and experience	In relation to the provisions of the UK Code and HK Listing Rules, the Board is satisfied that David Law has recent and relevant financial experience and that the Committee as a whole has competence relevant to the sectors in which the business operates.
Full biographies of the Committee members including experience and professional qualifications, are set out under 'Board of Directors'.
The Board has determined that David Law qualifies as the Audit Committee financial expert under the requirements of Form 20-F.

Risk Committee report

This report describes how the Risk Committee has fulfilled its duties under its terms of reference during 2019.

Having served as a Non-executive Director and chaired the Committee since October 2010, Howard Davies will not offer himself for re-election at the 2020 Annual General Meeting. As announced on 11 March 2020, Jeremy Anderson will succeed him as Chair of the Committee.

Committee operation

The Committee assists the Board in providing leadership, direction and oversight of the Group's overall risk appetite, limits and strategy. It also oversees and advises the Board on current and future risk exposures of the Group, including those which have the potential to impact on the delivery of the Group's Business Plan. The Committee reviews the Group Risk Framework and recommends changes to it for approval by the Board to ensure that it remains effective in identifying and managing the risks faced by the Group.

The Committee received regular reports from the Group Chief Risk and Compliance Officer (CRCO), who is advised by the Group Executive Risk Committee (GERC). The Chair provided feedback on the performance of the CRCO to the Group Chief Executive Officer as part of the annual evaluation of the Board and its members. The Committee also received regular reports from the Group-wide Internal Audit function and updates from other areas of the business as needed.

Regulatory matters

On 25 March 2019 the Hong Kong Insurance Authority (Hong Kong IA) and the Group signed a Regulatory Letter, which outlines the interim supervision framework applicable to the Group until the Hong Kong IA's Group-wide Supervision (GWS) Framework becomes effective. The required legislative process is expected to be finalised in the second half of 2020. The Committee considered the capital aspects of the Regulatory Letter as well as considering regular updates on GWS developments over the year.

The CRCO briefed the Committee regularly on developments in systemic risk regulation and the Insurance Capital Standards (ICS). The Committee considered the results of ICS field testing in July and the implications of the IAIS announcement in November of a unified path to convergence of comparable group capital standards across jurisdictions. During the year, the Group remained subject to the policy requirements resulting from its prior designation in 2016 as a Global Systemically Important Insurer (G-SII). The Committee therefore considered and approved the Group's 2019 Systemic Risk Management Plan, Liquidity Risk Management Plan and Recovery Plan.

Transformation risk, including the demerger, and other in-depth reviews

During 2019, a key area of consideration for the Committee was the risk associated with the Group's portfolio of key strategic change initiatives, which included the demerger of M&G plc, as well as, notably, those related to IFRS 17, the Group's digital transformation, LIBOR transition and further implementation of the Aladdin system. During the year, the Committee considered updates, risk opinions, guidance and assurance on this critical change activity. Ongoing reviews were also performed on the financial and non-financial risks to the execution of the demerger. The Committee considered and recommended for approval the risk disclosures included in the Prudential plc shareholder Circular published on 25 September 2019.

In-depth reviews were performed in existing and emerging high risk areas including the interest rate risk profile and asset liability management of Prudential's Asia business; Prudential's artificial intelligence and digital transformation initiatives and their associated risks, ethical considerations and governance; together with the reinsurance arrangements in place across the Group.

Risk appetite and principal risks

During 2019, the Committee reviewed the Group's risk policies and proposed changes to the Group risk appetite statements. Aligned with these reviews, proposals to amend associated limits were also considered. The amendments were recommended and approved to reflect the changes in the Group's risk profile and the evolving regulatory environment following the demerger.

The Committee also considered the principal risks facing the Group and received updates on these through the course of the year as well as reports from the chief risk officers of the Group's main subsidiaries, who regularly attend Committee meetings. A fuller explanation of principal risks facing the Group and the way in which the Group manages these is set out in the Group Chief Risk and Compliance Officer's report. During 2019, the Committee considered risk assessments and opinions on key areas covering the risks associated with the Group's Business Plan, the Group's revised dividend policy and executive remuneration, further details of which are noted below.

In respect of Prudential's principal risks, the Committee continued to focus on the risks to the Group's financial viability and non-financial sustainability including those arising from the external business and macroeconomic environment in which it operates; risks arising from the nature of the Group's business and industry; and the risks around global legal and regulatory compliance. The Committee regularly reviewed the strength of Prudential's capital and liquidity positions (including the results of stress and scenario analyses) and the impact of the transition to the Hong Kong IA's Local Capital Summation Method (LCSM) in determining the Group's regulatory capital requirements.

Information security and privacy

Information security and data privacy also received attention from the Committee in 2019. The Committee reviewed progress achieved on the implementation of the Group's information security and privacy operating model and received updates on the Group's compliance with the EU's General Data Protection Regulation (GDPR). In April 2019, a joint session with the Audit Committee on cyber security included an update on progress against the Group's key 2019 objectives in this area and included training aimed at enhancing the knowledge of Non-executive Directors on both the increasing regulatory expectations and the threats faced by the Group.

Committee governance

The Committee works closely with the Audit Committee to ensure both Committees are updated and aligned on matters of common interest. Where responsibilities are perceived to overlap between the two Committees, David Law and the Chair agree the most appropriate Committee to consider the matter. Aligned with the consolidation of the Risk, Compliance and Security functions under the leadership of the CRCO during 2019, the Committee assumed responsibility for Compliance oversight from the Audit Committee with effect from 1 January 2020. The Committee considered and approved the Risk and Compliance plan for the first half of 2020 and will receive a plan for the second half of 2020 at mid-year.

The effectiveness of the Committee was reviewed as part of the annual Board evaluation, which confirmed that the Committee continued to operate effectively during the year and no major areas requiring improvement were highlighted.

Committee members
Howard Davies (Chair)
Jeremy Anderson (from January 2020)
David Law
Kai Nargolwala
Alice Schroeder
Tom Watjen

Regular attendees:
Chairman of the Board
Group Chief Executive
Group Chief Risk and Compliance Officer
Group Chief Financial Officer and Chief Operating Officer
Company Secretary
Group Chief Internal Auditor
Chief risk officers of the main subsidiaries and members of the Group Risk Leadership Team are invited to attend each meeting as appropriate.

Number of meetings in 2019:
Five. (In addition a joint meeting was held with the Audit Committee in April 2019.)

How the Committee spent its time during 2019

	Feb	Apr	Jul	Oct	Nov
Markets and Group risk updates
Group risk updates	•	•	•	•	•
Main subsidiary updates	•	•	•	•	•
Risk management
Group principal risk identification	•
Principal risk discussions	•	•	•	•	•
Business unit specific risk matters	•	•	•	•	•
Risk assessment of Business Plan					•
Risk function effectiveness	•
Risk oversight of remuneration	•		•	•	•
Transformation risk	•	•	•	•	•
Demerger financial viability and operation resilience	•	•	•	•
Information security and privacy	•	•	•	•	•
Regulatory matters
Regulatory matters	•	•	•	•	•
Risk framework
Internal model development and changes	•	•	•
Group risk appetite review		•	•
Risk limit updates			•		•
Risk policy framework refresh and updates	•		•		•
Risk-related compliance policies			•	•
Group-wide Internal Audit update	•	•	•	•	•
Governance and reporting
Full and half year risk disclosure	•		•
Global Systemically Important Insurer:				•
Liquidity Risk Management Plan, Systemic Risk Management Plan and Recovery Plan				•
Own Risk and Solvency Assessment		•		•
Full and half-year ECap results		•			•
Group Regulatory and Compliance reporting	•	•	•	•	•
Committee terms of reference					•

Key matters considered during the year

Matter considered	How the Committee addressed the matter

Risk framework	The Group Risk Framework and risk policies were subject to both an annual review and a further specific update to ensure compliance with the Hong Kong IA Regulatory Letter. Changes were recommended by the Committee for approval by the Board.

Annually, business units are required to assess and certify their compliance with the Group Risk Framework and associated policies as part of the annual Group Governance Manual certification process. The certification process is facilitated by Group Risk and Compliance and subject to oversight by the Committee.

The Committee conducted its annual review of risk effectiveness in February. It also considered the effectiveness of, and approved updates to, the Group Risk Mandate which formally sets out the purpose and responsibilities of the Group Risk function and its effectiveness in overseeing the key risks to the Group.
The Committee also reviewed the methodology and calibration of the Group internal model.

Risk appetite	The Committee is responsible for recommending changes in the Group's overall risk appetite and tolerance to the Board for approval.

The Committee considered the revised Group Risk Appetite Statement and associated limits that would apply after the demerger of M&G plc. These were defined in aggregate for financial and non-financial risks by the setting of objectives for its liquidity, capital requirements and non-financial risk exposure.

Hong Kong Insurance Authority (IA)	In August 2018, it was announced that the Hong Kong IA would become the Group-wide supervisor for Prudential plc after the demerger of M&G plc.

Key updates on the discussions with the Hong Kong IA on the regulatory requirements applying immediately following the demerger, and those anticipated in the longer term, were provided to the Committee as part of the CRCO's regular reporting.

Business Plan	As part of its role in overseeing and advising the Board on future risk exposures and strategic risks, the Committee reviewed Group Risk's assessment of the Business Plan, which included key financial risks (including those associated with the macroeconomic environment, such as prolonged low interest rates) and non-financial risks (including those from the regulatory environment) to the post-demerger Group. The analysis reviewed included sensitivity assessments of the impact of various plausible scenarios.
As part of its review of the risk assessment of the Business Plan, the Committee approved proposed changes to Group Approved Limits.

Own Risk and Solvency Assessment (ORSA)	The ORSA is a key ongoing process for identifying, assessing, controlling, monitoring and reporting the risks to which the Group is exposed and assessing capital adequacy over the business planning horizon.

In April, the Committee considered the Group's ORSA report, based on the Business Plan, prior to its approval by the Board. An additional ORSA report was considered by the Committee in October which included a forward-looking assessment of the demerged Group's capital and liquidity position, and the outcome of a range of stress and scenario testing to inform the Committee of potential future capital solvency and liquidity levels.

Key matters considered during the year

Matter considered	How the Committee addressed the matter

Stress and scenario testing	The Committee is responsible for reviewing the outcome and results of stress and scenario testing, which is a key risk identification, measurement and management tool for the Group. Stress and scenario testing is a key component of the Group's ORSA and the risk assessment of the Business Plan, as described above, as well as its Recovery Planning and Reverse Stress Testing (RST).

The Group's Recovery Plan, considered by the Committee in October, included an assessment of the effectiveness of the post-demerger business's recovery options under market and idiosyncratic scenarios. An updated year-end 2018 RST exercise was performed for the post demerger Group, which confirmed that it remains resilient to all business model failure scenarios considered. The Committee recommended the Group's Recovery Plan and RST Report for approval by the Board.

Global Systemically Important Insurer (G-SII)	The FSB has endorsed a new Holistic Framework for systemic risk management to be implemented by the IAIS in 2020 and suspended G-SII designations until a review is undertaken in 2022.

In 2019, the Group remained subject to G-SII measures due to its prior designation in 2016. The Committee therefore considered, and recommended for approval by the Board, updated deliverables associated with this designation. These included the Systemic Risk Management Plan, Recovery Plan and Liquidity Risk Management Plan. Many of the G-SII measures have been adopted into the Insurance Core Principles and ComFrame – the common framework for the supervision of Internationally Active Insurance Groups (IAIGs). As Prudential is expected to satisfy the criteria of an IAIG these measures are anticipated to continue for the Group.

Transformation activity and demerger of M&G plc	During 2019, a key area of consideration for the Committee was the demerger of M&G plc from the rest of the Group, which contributed to the portfolio of key strategic change activity across the Group. The Committee's work included overseeing the conflict management process around the demerger. The Committee also discussed the appropriate governance arrangements for the Group's subsidiary risk committees post-demerger and associated transitional arrangements.

The Committee was provided with updates on demerger and transformation activity throughout the year, and considered the results of risk opinions, guidance and assurance work. It received regular updates on the Group's portfolio of key strategic change initiatives, including those related to IFRS 17, the Group's digital transformation, LIBOR transition and implementation of the Aladdin system.

Ongoing analyses of the key financial risks to the execution of the demerger under various stress scenarios were provided to the Committee, as well as progress updates on operational separation activity.

In particular, the Committee considered and approved changes to the following items, which were all updated to appropriately reflect the position of the demerged Group: risk assessment of the Group Business Plan; risk framework and policies; risk appetite and associated limits; ORSA report; and G-SII deliverables.
The Committee also considered the risk disclosures included in the Prudential plc shareholder Circular in advance of its publication.

Group principal risks	The Committee evaluated the Group's principal risks, considering recommendations for promoting additional risks and changes in the scope of existing risks. The Committee received regular reporting on principal and emerging risks, external events such as the UK's exit from the EU and the Hong Kong protests and mitigating actions over the course of the year within the Group CRCO's regular report to the Committee. Further information about how the Group identifies emerging and principal risks can be found in the Group Risk Framework section.

These reports also provided the Committee with: regulatory updates; developments in the Group's internal model; the implications of the developing global capital standards including the engagement with the Hong Kong IA on the development of an industry group capital and risk management framework; and developments in relation to the Group's designation as a G-SII.

Key matters considered during the year

Matter considered	How the Committee addressed the matter

Deep dives	As part of its risk oversight responsibilities, the Committee also considers the result of 'deep dive' risk reviews performed over the year.
In 2019, these focused on risks embedded within the assets and liabilities and the portfolio of products in our US and Asia businesses and the Group's digital transformation initiatives.

Information security and privacy	During 2019, updates were provided to the Committee on progress made in the implementation of the operating model for information security and privacy.

In April, in a joint session of the Risk and Audit Committee, an update on cyber security was provided on the latest regulatory expectations, an assessment of the threats facing the Group and the means to enable appropriate oversight. The Committee received regular updates on Group-wide information security and privacy metrics providing a view of security posture across the businesses.

Specifically in the key area of data privacy, the Committee received an update in February on progress on residual Group-wide activity to ensure compliance with General Data Protection Regulations. In November, the Committee was provided with an update on Group-wide privacy activities and emerging privacy regulations in the US and Asia.

Jackson oversight	The Committee received regular updates on the Jackson business throughout 2019 including in relation to the financial risk oversight of the business, which remains a key area of focus. Updates were provided to each Committee meeting on the effectiveness of the hedging programme and the impact of market movements on Jackson's estimated Risk Based Capital ratio.
The Committee approved changes to limits used in the monitoring of the market and credit risks of the Jackson business.

Additionally, the Committee considered the results of in-depth reviews performed on the methodology and assumptions of a tool for the estimation of Jackson capital adequacy under stress. In October, the Committee approved Jackson's adoption of the NAIC Variable Annuity Reform Framework.

Remuneration	The Committee has a formal role in the provision of advice to the Remuneration Committee on risk management considerations in respect of executive remuneration. It considered risk management assessments of proposed executive remuneration structures and outcomes during the year, making related recommendations to the Remuneration Committee for their consideration. The assessments considered included those relating to executives of M&G plc at the point of demerger and proposals relating to the Jackson bonus pool.

Compliance and audit reporting	The Committee received regular reporting on key compliance risks and mitigation activity throughout the year. It also reviewed and approved updates to regulatory compliance risk-related policies including changes to the regulatory communications policy in advance of the transfer of Group-wide supervisory responsibilities from the PRA to the Hong Kong IA in October.

The Committee received updates from Group-wide Internal Audit throughout the year relating to effectiveness of risk management and internal control systems and other matters relating to its responsibilities.

Audit Committee Financial Expert

The Board has determined that David Law, Chair of the Audit Committee, qualifies as audit committee financial expert within the meaning of Item 16A of Form 20-F, and that David Law is independent within the meaning of Rule 10A-3 under the Exchange Act.

Governance – Differences between Prudential's Governance Practice and the NYSE Corporate Governance Rules

The application of the New York Stock Exchange (NYSE) corporate governance rules for foreign companies, recognises that they have to comply with domestic requirements. As a foreign private issuer, Prudential must comply with the following NYSE rules:

  1
  The Company must satisfy the audit committee requirements of the SEC;
  2
  The Group Chief Executive must promptly notify the NYSE in writing after any executive officer of the Company becomes aware of any non-compliance with any applicable provisions of Section 303(A) of the NYSE's Listed Company Manual;
  3
  The Company must submit an executed written affirmation annually to the NYSE affirming the Company's compliance with applicable NYSE Corporate Governance Standards and submit an interim written affirmation notifying it of specified changes to its audit committee or a change to the Company's status as a foreign private issuer; and
  4
  The Company must provide a brief description of any significant difference between its corporate governance practices and those followed by US companies under the NYSE listing standards.

As a company listed on the London Stock Exchange, Prudential is required to comply with the Listing Rules, the Disclosure Guidance and Transparency Rules and the Prospectus Rules issued by the FCA. Prudential is also required, pursuant to the Listing Rules, to report on its compliance with the UK Corporate Governance Code (the "UK Code") which is issued by the Financial Reporting Council. Throughout 2019, the UK Code applicable to Prudential consisted of a number of main principles, and a series of more detailed provisions. The Listing Rules stipulate that Prudential must set out to shareholders how it has applied the main principles of the UK Code and a statement as to whether it has complied with all relevant provisions. Where it has not complied with all the applicable provisions of the UK Code, it must set out reasons for such deviation (the so-called "comply or explain" regime).

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

The Independence of directors is outlined in 'Board of Directors' above.

The Board is required to determine whether Non-executive Directors are independent and whether there are relationships or circumstances which are likely to affect, or could affect, the directors' judgement. If the Board determines that a director is independent notwithstanding the existence of relationships or circumstances which may appear relevant to its determination it shall state its reasons. In undertaking this process the Board is required to take into account the factors set out in the UK Code.

Every Non-executive Director must satisfy the Hong Kong Stock Exchange that he or she has the character, integrity, independence and experience to effectively fulfill his or her role. The HK Listing Rules set out a number of factors which may impact independence. Each independent Non-executive Director is asked, on an annual basis, to confirm whether any of the factors are relevant to their personal circumstances (without treating any such factor as necessarily conclusive).

Separation of duties

The NYSE Rules do not specify a requirement for roles of the CEO and the Chairman to be separate.

The UK Code requires that these roles be fulfilled by different individuals. As at 20 March 2020, the roles of the CEO and Chairman are fulfilled by Mike Wells and Paul Manduca, respectively.

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

In accordance with Rule 10A-3 of the Exchange Act, Prudential is required to have an Audit Committee which complies with the requirements of that rule. The Audit Committee of Prudential complies with these requirements except that it is responsible for considering the appointment, re-appointment or removal of the auditor and to make recommendations to the Board, to be put to shareholders for consideration at the annual general meeting. Shareholders are asked at the annual general meeting to authorise the Audit Committee to set the remuneration of the auditor. Prudential's Audit Committee reviews the Company's internal financial controls and, unless expressly addressed by the Board itself, reviews the Company's internal control and risk management systems in relation to financial reporting. The Risk Committee has responsibility for the oversight of risk management.

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

The following is a summary of both the rights of Prudential shareholders including certain provisions of Prudential's Articles of Association (the Articles). Rights of Prudential shareholders are set out in the Articles or are provided for by English law. This document is a summary and, therefore, does not contain full details of the Articles. A complete copy of the Articles was filed as an exhibit to Form 20-F on 22 March 2019. In addition, the Articles may be viewed on Prudential's website.

Issued share capital

The issued share capital as at 31 December 2019 consisted of 2,601,159,949 (2018: 2,593,044,409) ordinary shares of 5 pence each, all fully paid up and listed on the London Stock Exchange and the Hong Kong Stock Exchange. As at 31 December 2019, there were 46,846 (2018: 47,260) accounts on the register. Further information can be found in Note C10 to the consolidated financial statements.

As at 19 March 2020, the issued share capital of Prudential consisted of 2,601,399,340 ordinary shares of 5 pence each, all fully paid up and listed on the London Stock Exchange and the Hong Kong Exchange. No shares were held in treasury.

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

Where, under an employee share scheme, participants are the beneficial owners of the shares but not the registered owners, the voting rights are normally exercisable by the trustee on behalf of the registered owner in accordance with the relevant plan rules. The trustees would not usually vote any unallocated shares held in trust but they may do so at their discretion provided it would be considered to be in the best interests of the beneficiaries of the trust and permitted under the relevant trust deed.

As at 19 March 2020, Trustees held 0.30 per cent of the issued share capital under the various plans in operation.

Rights to dividends under the various plans are set out in 'Compensation and Employees' below.

Transfer of shares

In accordance with English company law, shares may be transferred by an instrument of transfer or through an electronic system (currently CREST) and no transfer is restricted except that the Directors may, in certain circumstances, refuse to register transfers of shares. If the Directors make use of that power, they must send the transferee notice of the refusal within two months.

Certain restrictions may be imposed from time to time by applicable laws and regulations (for example, insider trading laws) and pursuant to the Listing Rules of both the Financial Conduct Authority and the Hong Kong Stock Exchange, as well as under the rules of some of the Group's employee share plans.

Changes in share capital and authority to issue shares

Under English law directors require authority from shareholders, other than under certain types of employee share schemes, whenever shares are issued. Newly issued shares must first be offered to existing shareholders pro rata to their holdings (pre-emption rights) subject to certain exemptions, for example, where shares are issued for non-cash consideration or in respect of certain types of employee share schemes.

Prudential seeks authority from its shareholders on an annual basis to issue shares up to a maximum amount of which a defined number may be issued without pre-emption rights applying. Dis-application of statutory pre-emption procedures is also available for rights issues. The existing authorities to issue shares and dis-apply pre-emption rights are due to expire at the end of the 2020 annual general meeting of the Company when shareholder approval will be sought to renew and enhance those authorities.

Shares may not be consolidated or sub-divided without approval by an ordinary resolution of the shareholders.

Reductions in Prudential's issued share capital and share premium account must be approved by a special resolution of the shareholders and must be confirmed by an order of the court.

Subject to the Articles, if the share capital is divided into different classes of shares, the rights of any class of shares may be changed or deemed varied, only if such measure is approved by a special resolution passed at a separate meeting of the members of that class, or with the written consent of members holding at least three quarters of the shares of that class. At least two persons holding or representing by proxy at least one-third in nominal amount of the issued shares of the class must be present at such a meeting in person or by proxy to constitute a quorum.

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

Shares authorised but not issued

Preference shares

The Directors have authority to allot Sterling preference shares up to a maximum nominal amount of £20 million, Dollar preference shares up to a maximum nominal amount of US$20 million, and Euro preference shares up to a maximum nominal value of €20 million, the terms of which will be determined by the Board on allotment. This authority, originally granted in 2004 for five years, was renewed most recently by shareholders at the 2019 annual general meeting and is due to expire in May 2024 (or at the 2024 annual general meeting, if earlier) unless renewed by shareholders. It is anticipated that shareholder approval will be sought to renew the authority at the 2024 annual general meeting of the Company.

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

Mandatory Convertible Securities (MCS)

At the Company's annual general meeting held on 16 May 2019, shareholders renewed the authority for Directors to issue Ordinary Shares or grant rights to subscribe for or to convert or exchange any security in the Company in connection with an issue of MCS. The authority gave the Company the ability to make allotments of equity securities pursuant to any proposal to issue MCS without the need to comply with the pre-emption requirements of the UK statutory regime. The authority is limited to approximately twenty per cent of the issued Ordinary Share capital of the Company as at 2 April 2019. The authority to allot MCS will expire at the earlier of 30 June 2020 or the conclusion of the Company's 2020 annual general meeting of the Company. It is planned that shareholder approval will be sought for a renewed authority to allot MCS at the Company's 2020 annual general meeting.

Any MCS issued would automatically convert into new Ordinary Shares upon the occurrence of predefined trigger events. The holder of MCS would have no rights to require the conversion of MCS into Ordinary Shares in any other circumstances. The terms of any MCS would provide for full automatic conversion to occur if, broadly, the amount of capital held by the Group were to fall below 75 per cent of its capital requirements. The Directors may also issue MCS that include terms providing for automatic conversion to occur in other defined circumstances. The terms and conditions of any MCS issued would specify the conversion price or a mechanism for setting a conversion price, which is the rate at which the MCS would be converted into Ordinary Shares of the Company.

Together with other European insurers, the Company was, prior to the demerger of M&G plc, subject to the Solvency II regulatory framework. Under Solvency II, at least half of the Company's overall capital requirements could only have been met with Tier 1 Capital, including share capital, retained profits and, for up to 20 per cent of Tier 1 Capital, by other items including bonds that were written-down, or, in the case of MCS, bonds that were converted into ordinary shares in the event that the Company's capital position fell below defined levels.

The authority granted in 2019 was sought while the Company remained subject to the Solvency II regulatory framework in order to have allowed the Company to maintain an appropriate capital structure under Solvency II as needed and to issue the full range of Solvency II capital instruments.

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

The Company has also undertaken an annual share forfeiture programme. If a shareholder is recorded as untraced for more than 12 years, the shares are deemed as forfeited and sold by the Company. The proceeds from the sale of the forfeited shares are held for a period of six years by the Company, as required under Hong Kong listing obligations.

A number of dividend waivers are in place and these relate to Ordinary Shares issued but not allocated under the Group's employee share plans. These shares are primarily held by the Trustees and will, in due course, be used to satisfy requirements under the Group's employee share plans.

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

Under English law, notice periods for all general meetings must be at least 21 clear days unless certain requirements are met. Prudential seeks an authority annually at its annual general meeting to hold general meetings which are not an annual general meeting on 14 clear days' notice. The Company made use of this authority in respect of a General Meeting held on 15 October 2019, which was called on a notice period of less than 21 clear days.

Save for where a holder has failed to pay any monies payable in respect of his Ordinary Shares following a call by the Company, holders of partly paid Ordinary Shares may attend, be counted in the quorum at meetings and vote. If more than one joint shareholder votes, only the vote of the shareholder whose name appears first in the register is counted. A shareholder whose shareholding is registered in the name of a nominee may only attend and vote at a general meeting if appointed by his or her nominee as a proxy or a corporate representative. Any shareholder who is entitled to attend and vote at a general meeting may appoint one or more proxies to attend and vote at the meeting on his or her behalf.

Shareholders resident abroad

There are no limitations on non-resident or foreign shareholders' rights to own Prudential securities or exercise voting rights where such rights are given under English company law.

Board of Directors

Subject to the Articles and to any directions given by special resolution by shareholders, the business of the Company is managed by the Board, which may exercise all the powers of the Company. However, the Company's shareholders must approve certain matters, such as changes to the share capital and the election and re-election of Directors. Directors are appointed subject to the Articles. The Board may appoint Directors to fill vacancies and appoint additional Directors who hold office until the next annual general meeting. The Articles require that each Director must have beneficial ownership of a given number of Ordinary Shares. The number of Ordinary Shares is determined by ordinary resolution at a general meeting and is currently 2,500.

Shareholders may appoint and remove Directors by ordinary resolution at a general meeting of the Company. The UK Corporate Governance Code contains a provision that all Directors should stand for annual re-election at each annual general meeting. In line with these provisions, all Directors, except those who are retiring or being appointed for the first time, are expected to stand for re-election at the 2020 annual general meeting.

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

The UK Disclosure Guidance and Transparency Rules set out in detail the circumstances in which an obligation to disclose will arise, as well as certain exemptions from those obligations.The City Code on Takeovers and Mergers also imposes strict disclosure requirements with regard to dealings in the securities of an offeror or offeree company on all parties to a takeover and also on their respective associates during the course of an offer period.

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

Code of Ethics

Prudential has a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act, (which Prudential calls its Group Code of Business Conduct) which applies to the Group Chief Executive, Group Chief Financial Officer and Chief Operating Officer, the Group Chief Risk and Compliance Officer and persons performing similar functions as well as to all other employees. Prudential's Code of Business Conduct is available on its website at www.prudentialplc.com. If Prudential amends the provisions of the Code of Business Conduct, as it applies to the Group Chief Executive, Group Chief Financial Officer and Chief Operating Officer and the Group Chief Risk and Compliance Officer or if Prudential grants any waiver of such provisions, the Company will disclose such amendment or waiver on the Prudential website.

COMPENSATION AND EMPLOYEES

Our Executive Directors' remuneration at a glance

What performance means for Executive Directors' pay

We are continuing to deliver profitable growth for our shareholders.

In particular, the long-term incentives awarded to Executive Directors in 2017 had stretching performance conditions attached to vesting and were denominated in shares or ADRs. The value of the performance-related elements of remuneration is added to the fixed packages provided to Executive Directors to calculate the 2019 'single figure' of total remuneration. The total 2019 'single figure' for the Group Chief Executive is 11.25 per cent less than the total 2018 'single figure'. This chiefly reflects his housing support ending in November 2018 and the impact of the lower value of the 2017 PLTIP vesting compared to the 2016 PLTIP vesting due to lower share price growth over the performance period. The values for the current Executive Directors are outlined in the table below:

		Fixed pay		Performance related

Executive Director	Role	2019 salary	Pension and benefits	2019 bonus	LTIP vesting	2019 single figure	2018 single figure[1]

Mark FitzPatrick	Group Chief Financial Officer and Chief Operating Officer	£760,000	£339,000	£1,279,000	£1,082,000	£3,460,000	£2,261,000

James Turner[2]	Group Chief Risk and Compliance Officer	£678,000	£507,000	£1,052,000	£303,000	£2,540,000	£1,913,000

Mike Wells	Group Chief Executive	£1,149,000	£513,000	£2,197,000	£2,860,000	£6,719,000	£7,571,000

Notes

1
Revised 2018 single figure, in line with the regulations, reflecting the actual value of 2018 LTIP releases and additional dividends paid as set out in the notes to the 2018 single figure table.
2
Mr Turner relocated to Hong Kong on 1 August 2019 and has since been paid in HK dollars. Exchange rate fluctuations will therefore impact the reported sterling value. Actual amounts paid and the rates of exchange used to convert into a single currency are set out in the Notes to the 'single figure' table in the Annual report of remuneration.

Aligning 2020 pay to performance

The Committee awarded salary increases to the Executive Directors for 2020 of 2 per cent, which was below the lower end of the range of salary increase budgets for the wider workforce.

In the interests of recognising Mr FitzPatrick's expanded role and responsibilities and to support the promotion of stewardship and long-term focus, the Committee intends to increase the value of 2020 long-term incentive award to be made to the Group Chief Financial Officer and Chief Operating Officer within the limit provided for by the current Directors' remuneration policy.

Remuneration packages for 2020, effective 1 January 2020, are set out in detail in the Annual report on remuneration and are summarised below:

			Annual Incentive Plan (AIP)

Executive Director	Role	2020 salary	Maximum bonus (% of salary)	Bonus deferred (% of bonus)	PLTIP award (% of salary)[1]

Mark FitzPatrick	Group Chief Financial Officer and Chief Operating Officer	£776,000	175%	40%	300%

James Turner[2]	Group Chief Risk and Compliance Officer	HK$7,480,000	175%	40%	250%

Mike Wells	Group Chief Executive	£1,172,000	200%	40%	400%

Notes

1
The PLTIP award is subject to a three-year performance period and a holding period which ends on the fifth anniversary of the award.
2
James Turner relocated to Hong Kong on 1 August 2019 and has since been paid in HK dollars.

Summary of proposed changes to the Directors' remuneration policy

Annual report on remuneration

The Board has established Audit, Remuneration, Risk and Nomination & Governance Committees as principal standing committees of the Board. These committees form a key element of the Group governance framework.

The operation of the Remuneration Committee

Members
Anthony Nightingale (Chair of the Committee)
Kai Nargolwala
Philip Remnant
Thomas Watjen
Fields Wicker-Miurin
Amy Yip (member since 2 September 2019)

Individual Directors' attendance at meetings throughout 2019 is set out in the 'Governance' section.

Role and responsibility

The role and responsibilities of the Committee are set out in its terms of reference, which are reviewed by the Committee and approved by the Board on an annual basis, and which can be found on the Company's website. The Committee's role is to assist the Board in meeting its responsibilities regarding the determination, implementation and operation of the overall remuneration policy for the Group, including the remuneration of the Chairman, Executive Directors, Group Executive Committee and Company Secretary, as well as overseeing the remuneration arrangements of other staff within its purview.

The principal responsibilities of the Committee during 2019 were:

  –
  Determining and recommending to the Board for approval, the framework and policy for the remuneration of the Chairman, Executive Directors and other members of the Group Executive Committee;
  –
  Approving the design of performance-related pay schemes operated for the Executive Directors and other members of the Group Executive Committee, and determining the targets and individual payouts under such schemes;

  –
  Reviewing the design and development of all share plans requiring approval by the Board and/or the Company's shareholders;
  –
  Approving the share ownership guidelines for the Chairman and Executive Directors and other members of the Group Executive Committee, and monitoring compliance;
  –
  Reviewing and approving individual packages for the Executive Directors and other members of the Group Executive Committee, and the fees of the Chairman and the Non-executive Directors of the Group's material subsidiaries;
  –
  Reviewing and approving packages to be offered to newly recruited Executive Directors and other members of the Group Executive Committee;
  –
  Reviewing and approving the structure and quantum of any severance package for Executive Directors and other members of the Group Executive Committee to ensure they are fair and do not reward failure;
  –
  Ensuring the process for establishing remuneration policy is transparent and consistent with the Group's risk framework and appetites, encouraging strong risk management and solvency management practices;
  –
  Reviewing the workforce remuneration practices and related policies across the Group when setting the remuneration policy for Executive Directors, as well as the alignment of incentives and awards with culture;
  –
  Monitoring the remuneration and risk management implications of remuneration of senior executives across the Group, other selected roles and those with an opportunity to earn in excess of £1 million in a particular year; and
  –
  Overseeing the implementation of the Group remuneration policy for those roles within scope of the specific arrangements referred to in Article 275 of Solvency II.

In 2019, the Committee met eight times. Key activities at each meeting are shown in the table below:

Meeting	Key activities

January 2019	Consider shareholder feedback received from consultation.

Early March 2019	Approve the 2018 Directors' remuneration report; consider 2018 bonus awards for Executive Directors; consider vesting of long-term incentive awards with a performance period ending on 31 December 2018; approve 2019 long-term incentive awards and performance measures; note an update on regulation affecting remuneration; note an update on the Board's review of the Committee's effectiveness; and review the appointment of the Committee's independent adviser.

Mid-March 2019	Confirm 2018 annual bonuses and the vesting of long-term incentive awards with a performance period ending on 31 December 2018, in light of audited financial results; approve the revised total shareholder return (TSR) peer group for the 2019 PLTIP awards; and approve Executive Directors' personal objectives for the 2019 annual incentive plan.

May 2019	Approve the remuneration arrangements for those executives retiring from the Board; approve amendments to share plan rules and the remuneration terms of the Group Chief Risk and Compliance Officer's relocation package; review the remuneration of senior executives across the Group, employees with a remuneration opportunity over £1 million per annum and employees within the scope of the Solvency II remuneration rules; note the remuneration sections of the draft Shareholder Circular and Demerger Agreement; and review the executive remuneration model and its appropriateness for the ongoing international business.

June 2019	Review proposals on Executive Directors' remuneration arrangements; note an update on regulation affecting remuneration; review progress towards share ownership guidelines by the Chairman, Executive Directors and other Group Executive Committee members; and approve the expense approval process for the Group Chief Executive and Chairman; and approve the Chairman's fees.

July 2019	Review an initial draft of the 2020 Directors' remuneration policy; approve the Solvency II Remuneration Policy Statement for the 2018 performance year; and discuss the methodology for converting the dividend-in-specie (the 'demerger dividend') into additional Prudential plc shares for Prudential plc share plan participants.

September 2019	Approve the draft 2020 Directors' remuneration policy and review proposed 2020 remuneration arrangements for Executive Directors ahead of consultation with shareholders; note an update on regulation affecting remuneration; approve minor amendments to the share plan rules and adjustments to outstanding Options; review the indicative incentive outcomes for Group Executive Committee members transferring to M&G plc; and review the workforce remuneration dashboard.

December 2019	Review level of participation in the Company's all-employee share plans and dilution levels resulting from the Company's share plans; approve the Group Executive Committee members' 2020 salaries and incentive opportunities; consider the annual bonus measures and targets to be used in 2020; consider shareholder feedback; review an initial draft of the 2019 Annual report on remuneration and the 2020 Directors' remuneration policy; approve the Committee's 2020 Schedule of Business; approve the fees for independent non-executive directors of Material Subsidiaries; review the Group's remuneration arrangements and approve amendments to the 2020 Group remuneration policy in light of the draft Hong Kong IA Guideline on Group-Wide Corporate Governance; approve the Committee's terms of reference for recommendation to the Board; and note an update on regulation affecting remuneration.

Additionally, a number of resolutions in writing were approved by the Committee between these meetings relating to the remuneration sections of the Circular and Demerger Agreement, the draft 2020 Directors' remuneration policy, and matters relating to the demerger.

The Chairman and the Group Chief Executive attend meetings by invitation. The Committee also had the benefit of advice from:

  •
  Group Chief Risk and Compliance Officer;

  •
  Group Chief Financial Officer and Chief Operating Officer;
  •
  Group Human Resources Director; and
  •
  Director of Group Reward and Employee Relations.

Individuals are not present when their own remuneration is discussed and the Committee is always careful to manage potential conflicts of interest when receiving views from Executive Directors or senior management about executive remuneration proposals.

In line with our approach to shareholder engagement and given the additional context of the demerger and the review of the Directors' remuneration policy, the Chairman of the Committee held meetings with shareholders and the principle advisory bodies (the Investment Association, Institutional Shareholder Services and Glass Lewis) to discuss decisions taken in respect of the demerger; the principle changes proposed as part of the renewal of the Directors' remuneration policy; and Executive Directors' remuneration arrangements for 2020. We have had the benefit of substantive feedback from 41 per cent of our shareholder register and are pleased that the majority of shareholders and advisory bodies who provided input were content with our proposals and commended the manner in which we conducted the consultation process.

During 2019, Deloitte LLP was the independent adviser to the Committee. Deloitte was appointed by the Committee in 2011 following a competitive tender process. As part of this process, the Committee considered the services that Deloitte provided to Prudential and its competitors, as well as other potential conflicts of interest. Deloitte is a member of the Remuneration Consultants' Group and voluntarily operates under their code of conduct when providing advice on executive remuneration in the UK. Deloitte regularly meets with the Chair of the Committee without management present. The Committee is comfortable that the Deloitte engagement partner and team providing remuneration advice to the Committee do not have connections with Prudential that may impair their independence and objectivity. The total fees paid to Deloitte for the provision of independent advice to the Committee in 2019 were £73,250 charged on a time and materials basis. During 2019, Deloitte gave Prudential management advice on remuneration, including advice on the new Directors' remuneration policy, as well as providing guidance on the demerger, the deployment of Workday, capital optimisation, digital and technology, taxation, internal audit, real estate, global mobility and other financial, risk and regulatory matters. Remuneration advice is provided by an entirely separate team within Deloitte. As set out in the table above, the Committee reviewed Deloitte's appointment in March 2019 and considered Deloitte to be independent. The Committee will conduct a competitive tender process for this appointment during 2020.

In addition, management received external advice and data from a number of other providers. This included market data and legal counsel. This advice, and these services, are not considered to be material.

The effectiveness of the Committee was reviewed as part of the annual Board evaluation, which confirmed that the Committee continued to operate effectively during the year and no major areas requiring improvement or action points were highlighted. During the year, the Company has acted in a manner that is consistent with the appropriate provisions of the UK Corporate Governance Code regarding Directors' remuneration.

Remuneration decisions taken in relation to the demerger

The M&G plc business demerged from the Group with effect from 21 October 2019. As disclosed last year, the Committee established a set of principles to underpin decisions on remuneration relating to the demerger, including:

  •
  Executives should not be advantaged or disadvantaged by the demerger; the value of outstanding awards and their key terms (release dates, holding periods, malus and clawback provisions) should be unaffected;
  •
  Where performance conditions need to be revised, the new conditions should be no more or less stretching than those originally attached to the awards; and
  •
  Where the Committee has applied discretion, this will be disclosed clearly.

These principles formed the basis for the treatment of outstanding share awards which was set out in the Shareholder Circular published on 25 September 2019 and approved by shareholders at the October 2019 General Meeting. In summary, employees of Prudential plc (including the Executive Directors of the Company) have:

  •
  Received the demerger dividend through which the demerger was effected, on their outstanding deferred bonus and long-term incentive awards in the form of additional Prudential plc shares. These will be released on the same timetable and to the same extent as their original share awards. The Committee decided that it was appropriate that, wherever possible, executives should be rewarded in the shares of the business which they continue to lead;

  •
  Received the demerger dividend on the shares they hold outright through the all-employee UK SIP plan in the form of M&G plc shares, in the same way as other shareholders; and
  •
  Had no adjustment made to the Options they hold under the all-employee UK sharesave plan, in line with the rules laid out by the UK tax authorities.

Adjusting in-flight PLTIP performance conditions

The Committee decided that the financial targets for the 2017 and in-flight 2018 PLTIP awards should be adjusted to exclude the M&G plc components of the Plan on which the targets were based, with effect from the date of the demerger, in order to appropriately account for the period they are not part of the Group. The revised targets will be disclosed in the remuneration report for the year in which the awards vest. The 2019 PLTIP award targets exclude M&G plc performance from the point of demerger.

As set out in the announcement of Prudential's 2019 half-year results, post-demerger, the Hong Kong IA assumed the role of the Group-wide supervisor for Prudential plc from the PRA. Prudential therefore ceased to be subject to Solvency II capital requirements and will no longer calculate or disclose a Solvency II position after 30 June 2019. The Group will ultimately be subject to the Group-wide Supervisory framework, which is currently under development by the Hong Kong IA. In the meantime, Prudential will apply and report the Hong Kong IA's local capital summation method (LCSM), which was calculated and reported for the first time at Half Year 2019. LCSM was not calculated in previous Plans and therefore is not available to replace the Solvency II operating capital generation. As an alternative, operating free surplus generation (OFSG) will replace Solvency II operating capital generation for in-flight awards. While there are methodological differences between those two measures, OFSG is the closest proxy to LCSM that is available in the Board approved 2018 - 2020 and 2019 - 2021 Plans and OFSG and LCSM are both prepared using the same underlying local statutory capital positions.

Therefore the Committee agreed the Solvency II metric in the sustainability scorecard for in-flight PLTIP awards should be retained for the period to 30 June 2019 and then, for the remainder of each performance period, be replaced with the OFSG measure. Performance for these in-flight PLTIP awards will be assessed using a weighted average between Solvency II and OFSG achievement to reflect the portion of the performance period for which each was in place.

No changes have been made to the TSR peer groups for outstanding awards held by Prudential plc staff. The TSR peer group for the 2019 PLTIP awards was developed in anticipation of the demerger to reflect the post-demerged business, with extensive input from shareholders.

Demerger share calculation

The demerger of M&G plc from Prudential plc was accomplished through a dividend in specie (the 'demerger dividend'); with shareholders receiving one share in M&G plc for every share they hold in Prudential plc at the record time and date. The Committee approved the approach to converting the demerger dividend into additional Prudential plc shares and ADRs for those with outstanding awards at the date of the demerger. Prudential plc employees who held awards over Prudential shares or ADRs received the value of the demerger dividend in the form of additional Prudential plc shares or ADRs respectively. These additional shares/ADRs are managed in the same way as other dividend equivalents, that is they will vest on the same timetable and to the same extent as the original award.

The Committee considered a number of approaches for converting the demerger dividend into additional Prudential plc shares/ ADRs. It decided to determine the number of additional Prudential plc shares/ADRs to be awarded as a dividend by dividing the average value of M&G plc shares during the five trading days immediately after the demerger by the Prudential plc share price/ADR price over a five-day period starting on the date on which the Prudential plc share and ADR prices reflected the removal of the M&G business. For share plan participants with ADR denominated awards, the sterling to US dollar conversion was based on an exchange rate averaged over five trading days immediately following the demerger.

TSR calculation

The Committee determined that the calculation of TSR for in-flight PLTIP awards should be adjusted to reflect the demerger of M&G plc. This involved the application of an adjustment factor calculated in line with standard methodologies. No changes have been made to the TSR peer groups for outstanding awards held by Prudential plc staff.

Table of 2019 Executive Director total remuneration (the 'single figure')

£000s	2019 salary	2019 taxable benefits*	2019 total bonus†	2019 LTIP releases‡	2019 pension benefits§	2019 Other payments¶	Total 2019 remuneration the 'single figure'^	Total 2019 remuneration the 'single figure' in USD ($000)#

Michael Falcon[1,2,3]	237	126	1,227	-	59	4,950	6,599	8,424
Mark FitzPatrick	760	149	1,279	1,082	190	-	3,460	4,417
John Foley[2,4]	300	114	-	-	75	-	489	624
Nic Nicandrou[2,3,5]	411	141	707	931	103	-	2,293	2,927
James Turner[3,6]	678	338	1,052	303	169	-	2,540	3,242
Mike Wells	1,149	226	2,197	2,860	287	-	6,719	8,577
Total	3,535	1,094	6,462	5,176	883	4,950	22,100	28,211

*
Benefits include (where provided) the cost of providing the use of a car and driver, medical insurance, security arrangements, relocation/expatriate benefits and shares awarded due to participation in the Share Incentive Plan (SIP).
†
The total value of the bonus, comprising both the 60 per cent delivered in cash and 40 per cent bonus deferred into Prudential plc shares or ADRs for three years. The deferred part of the bonus is subject to malus and clawback in accordance with the malus and clawback policies but no further conditions.
‡
In line with the regulations, the estimated value of the 2019 PLTIP releases for all Executive Directors excluding John Foley has been calculated based on the average share/ADR price over the last three months of 2019 (£13.85/US$36.37) and includes the accumulated dividends delivered in the form of shares/ADRs. The Committee's approach to determining the level of vesting for this award is set out in the 'Remuneration in respect of performance periods ending in 2019' section. The number of Prudential plc shares/ADRs under award have been adjusted in line with the approach set out in the section on 'Remuneration decisions taken in relation to the demerger'. The actual value of vesting PLTIP awards, based on the share price on the date awards are released, will be shown in the 2020 report. In line with the requirements under the UK Companies (Miscellaneous Reporting) Regulations 2018, it is estimated that 6.2 per cent of the value of the 2019 LTIP releases is attributable to share price growth over the vesting period as awards were granted using a share/ADR price of £16.75/US$42.12 for all Executive Directors other than Mark FitzPatrick and £18.005 for Mark FitzPatrick in 2017. The Committee concluded that no discretion will be applied in determining the remuneration resulting from the 2019 LTIP releases as a result of share price appreciation.
§
2019 pension benefits include cash supplements for pension purposes and contributions into defined contribution schemes as outlined below.
¶
The value of Mr Falcon's buy-out award has been included in its entirety as it was granted without performance conditions during his period of Board service. The award vests in line with the original vesting schedule with the final tranche vesting 30 days commencing on the date of release of Prudential plc's results for 2020.
^
Each remuneration element is rounded to the nearest £1,000 and totals are the sum of these rounded figures. Total remuneration is calculated using the methodology prescribed by Schedule 8 of Statutory Instrument 2013 No. 1981 - The Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013.
#
Total 2019 remuneration has been converted to US dollars using the exchange rate of 1 GBP to USD 1.2765.

Notes

1
Michael Falcon was appointed to the Board on 7 January 2019 as Chairman and Chief Executive Officer, Jackson Holdings LLC.
2
Michael Falcon, Nic Nicandrou and John Foley stepped down from the Board on 16 May 2019. The remuneration above was paid in respect of their service as Executive Directors. While salary and certain monthly paid benefits reflect what was actually delivered during the period, other benefits, bonus, LTIP releases and pension benefits are pro-rata for the period. The 2019 LTIP release for Mr Nic Nicandrou has been pro-rated for 28.5 months of the LTIP's 36 month performance period to reflect his time as an Executive Director during the LTIP's performance period.
3
Michael Falcon, Nic Nicandrou and James Turner are paid in their local currency and exchange rate fluctuations will therefore impact the reported sterling value.
4
John Foley stepped down from the Board on 16 May 2019. He subsequently left the Company on the demerger of M&G plc from Prudential plc on 21 October 2019. As an Executive Director of Prudential plc during 2019 Mr Foley was eligible to receive a 2019 bonus award of up to 180% of salary. Since transferring to M&G plc it was agreed with M&G plc that his 2019 bonus will be assessed and determined by the M&G plc Remuneration Committee and will be paid by M&G plc. No 2019 bonus award has been paid to Mr Foley by Prudential plc.
Mr Foley's 2017-2019 PLTIP award has been exchanged for an equivalent award over M&G plc shares. Under the terms of the Demerger Agreement this replacement award should be of an equivalent value; with the same release schedule; subject to equivalent malus and clawback provisions and subject to performance conditions which are relevant to M&G plc and which are no more or less onerous than those which originally applied.
The amount of any bonus payment (including any deferred component) to John Foley in respect of 2019 (including that awarded for performance and service during the pre-demerger period) and the vesting of Mr Foley's replacement 2017-2019 long-term incentive award are due to be disclosed by M&G plc and described in the M&G plc Directors' remuneration report as set out in the M&G plc 2019 Annual Report. These details were not known by Prudential plc prior to the finalisation of this report.
5
To facilitate Nic Nicandrou's relocation to Hong Kong, benefits include £95,000 to cover accommodation.
6
James Turner relocated to Hong Kong on 1 August 2019 and since has been paid in HK dollars; benefits include £160,000 to cover accommodation.

Table of 2018 Executive Director total remuneration (the 'single figure')

				Of which:
£000s	2018 salary	2018 taxable benefits*	2018 total bonus	Amount paid in cash	Amount deferred into Prudential shares†	2018 LTIP releases‡	2018 pension benefits§	Total 2018 remuneration the 'single figure'¶	Total 2018 remuneration the 'single figure' in USD ($000)^

Mark FitzPatrick	745	89	1,241	745	496	-	186	2,261	3,019
John Foley	781	123	1,186	712	474	1,571	195	3,856	5,149
Nic Nicandrou[1,6]	1,023	396	1,692	1,015	677	1,489	258	4,858	6,486
Anne Richards[2]	249	102	-	-	-	-	62	413	551
Barry Stowe[3,6]	867	70	4,935	2,961	1,974	2,983	217	9,072	12,113
James Turner[4]	521	109	793	476	317	360	130	1,913	2,554
Mike Wells[5]	1,126	407	2,133	1,280	853	3,623	282	7,571	10,109
Total	5,312	1,296	11,980	7,189	4,791	10,026	1,330	29,944	39,981

*
Benefits include (where provided) the cost of providing the use of a car and driver, medical insurance, security arrangements and relocation/expatriate benefits.
†
The deferred part of the bonus is subject to malus and clawback in accordance with the malus and clawback policies, but no further conditions.
‡
In line with the regulations, the estimated value of 2018 LTIP releases has been recalculated based on the actual share/ADR price on the date awards were released, being £15.61 for the April release. The restated value of those awards released in June also reflects dividends paid on those awards in June. In line with the requirements under the UK Companies (Miscellaneous Reporting) Regulations 2018,16.8 per cent of the value of the 2018 LTIP releases is attributable to share price growth over the vesting period as awards were granted using a share/ADR price of £12.99/US$37.29 in 2016. The Committee concluded that no discretion will be applied in determining the remuneration resulting from the 2018 LTIP releases as a result of share price appreciation.
§
2018 pension benefits include cash supplements for pension purposes and contributions into Defined Contribution (DC) schemes.
¶
Each remuneration element is rounded to the nearest £1,000 and totals are the sum of these rounded figures. Total remuneration is calculated using the methodology prescribed by Schedule 8 of Statutory Instrument 2013 No. 1981 - The Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013.
^
Total 2018 remuneration has been converted to US dollars using the exchange rate of 1 GBP to USD1.3352.

Notes

1
To facilitate Nic Nicandrou's relocation to Hong Kong, Nic's benefits include £267,000 to cover accommodation.
2
Anne Richards stepped down from the Board on 10 August 2018. The remuneration above was paid in respect of her service as an Executive Director.
3
Barry Stowe retired from the Board on 31 December 2018.
4
James Turner was appointed to the Board on 1 March 2018.
5
To facilitate his appointment as Group Chief Executive and move to the UK in 2015, Mike Wells's benefits include £311,000 to cover mortgage interest, which ceased effective 30 November 2018.
6
Barry Stowe and Nic Nicandrou are paid in their local currency and exchange rate fluctuations will therefore impact the reported sterling value.

Remuneration in respect of performance in 2019

Base salary

Executive Directors' salaries were reviewed in 2018 with changes effective from 1 January 2019. When the Committee took these decisions it considered:

  •
  The salary increase budgets for other employees, which vary across our business units, reflecting local market conditions;
  •
  The performance and experience of each Executive Director;
  •
  The relative size of each Executive Director's role; and
  •
  The performance of the Group.

As reported last year, after careful consideration by the Committee, all Executive Directors received a salary increase of 2 per cent. The 2019 salary increase budgets for other employees across our business units were between 2 per cent and 5.5 per cent.

To provide context for the market review, information was also drawn from the following market reference points:

Executive	Role	Benchmark(s) used to assess remuneration

Mark FitzPatrick	Group Chief Financial Officer and Chief Operating Officer	– FTSE 40 – International insurance companies

Michael Falcon[1,2]	Chairman and CEO, Jackson Holdings	– Willis Towers Watson US Financial Services Survey – LOMA US Insurance Survey

John Foley[2]	Chief Executive, M&GPrudential	– FTSE 40 – International insurance companies

Nic Nicandrou[2]	Chief Executive, Prudential Corporation Asia	– Willis Towers Watson Asian Insurance Survey

James Turner[3]	Group Chief Risk and Compliance Officer	– FTSE 40 – FTSE 50 insurers

Mike Wells	Group Chief Executive	– FTSE 40 – International insurance companies

Note

1
Michael Falcon was appointed to the Board on 7 January 2019 as Chairman and CEO, Jackson Holdings LLC. His salary was reviewed on appointment.
2
Michael Falcon, Nic Nicandrou and John Foley stepped down from the Board on 16 May 2019.
3
James Turner relocated to Hong Kong on 1 August 2019. His remuneration was reviewed in light of his relocation.

In July 2019, the Group Chief Risk Officer became additionally responsible for the Group Compliance function and in August 2019, Mr Turner relocated to Hong Kong to support our dialogue with the Hong Kong IA. The Company supported Mr Turner's relocation and, in order to recognise the expansion of his role and his development since joining the Board, the Committee determined an uplift in base salary of 9 per cent and an increased maximum bonus incentive opportunity from 160 per cent to 175 per cent of base salary were appropriate. No other changes were made during the year to Executive Directors' maximum opportunities under either the annual incentive or the long-term incentive plans.

As a result, Executive Directors received the following salary increases:

Executive Director	2018 salary	2019 salary

Michael Falcon[1]	N/A	$800,000
Mark FitzPatrick	£745,000	£760,000
John Foley[1]	£781,000	£797,000
Nic Nicandrou[1]	HK$10,710,000	HK$10,930,000
James Turner[2]	£625,000	HK$7,330,000
Mike Wells	£1,126,000	£1,149,000

Notes

1
Michael Falcon, John Foley and Nic Nicandrou stepped down from the Board on 16 May 2019. The annualised 2019 salaries above were paid in respect of their service as Executive Directors and pro-rated for the portion of the year for which they were Executive Directors.
2
James Turner was appointed to the Board on 1 March 2018. The 2018 annualised salary above was paid in respect of his service as Group Chief Risk Officer. Mr Turner's salary as at 1 January 2019 was £638,000. He relocated to Hong Kong on 1 August 2019 and his new annualised 2019 salary was paid in Hong Kong dollars. This was an annual base salary of HK$7,330,000.

Pension benefit entitlements

Pension benefit arrangements in 2019 are set out in the table below. The proposed arrangements for 2020 are described in the 'Statement of implementation in 2020' and in the 'New Directors' remuneration policy' sections.

Executive Director	2019 pension benefit	Life assurance provision

Michael Falcon	Pension supplement of 25 per cent of salary, part of which is paid as a contribution to an approved US retirement plan.	Two times salary

Nic Nicandrou	Pension supplement in lieu of pension of 25 per cent of salary and a HK$18,000 employer payment to the Hong Kong Mandatory Provident Fund.	Eight times salary

James Turner	For the period 1 January 2019 to 31 July 2019: pension contribution to defined contribution plan and/or pension supplement in lieu of pension of 25 per cent of salary.

For the period 1 August 2019 to 31 December 2019: pension supplement in lieu of pension of 25 per cent of salary and a HK$18,000 employer payment to the Hong Kong Mandatory Provident Fund.

For the period 1 January 2019 to 31 July 2019: up to four times salary plus a dependants' pension For the period 1 August 2019 to 31 December 2019: eight times salary

UK-based executives	Pension contribution to defined contribution plan and/or pension supplement in lieu of pension of 25 per cent of salary.	Up to four times salary plus a dependants' pension

John Foley previously participated in a non-contributory defined benefit scheme that was open at the time he joined the Company. The scheme provided an accrual of 1/60th of final pensionable earnings for each year of pensionable service. John received pension payments of £16,061 per annum which increased to £16,462 per annum from 1 April 2019, in line with the Consumer Prices Index. The pension will continue to be subject to statutory increases in line with the Consumer Prices Index. Mr Foley left the Company on the demerger of M&G plc from Prudential plc on 21 October 2019.

Annual bonus outcomes for 2019

Target setting

For the financial AIP metrics which comprise 80 per cent of the bonus opportunity for all Executive Directors apart from the Group Chief Risk and Compliance Officer, the performance ranges are set by the Committee prior to, or at the beginning of, the performance period. These ranges are based on the annual business plans approved by the Board and reflect the ambitions of the Group and business units, in the context of anticipated market conditions. The financial element of Executive Directors' 2019 bonuses was determined by the achievement of four Group measures, namely adjusted operating profit, operating free surplus generation, EEV new business profit and cash flow, which are aligned to the Group's growth and cash generation focus. The financial element of 2019 bonus award for the Chief Executive, Prudential Corporation Asia is similarly determined by business unit measures in addition to Group measures. The targets set assumed 10 months of M&G plc performance up to the date of demerger.

Personal objectives comprise 20 per cent of the bonus opportunity for all Executive Directors apart from the Group Chief Risk and Compliance Officer, for whom this accounts for 50 per cent of the total bonus opportunity. These objectives are established at the start of the year and reflect the Company's Strategic Priorities set by the Board. Functional objectives account for the remaining 50 per cent of the Group Chief Risk and Compliance Officer's bonus opportunity. These are based on the Group Risk Plan and are developed with input from the Chairman of the Group Risk Committee.

AIP payments are subject to meeting minimum capital thresholds which are aligned to the Group and business unit risk framework and appetites (as adjusted for any Group Risk Committee and/or business unit risk committees approved counter-cyclical buffers).

The Committee seeks advice from the Group Risk Committee on risk management considerations to inform decisions about remuneration architecture and performance measures to ensure that risk management, culture and conduct are appropriately reflected in the design and operation of Executive Directors' remuneration.

Performance assessment

The Committee determines the overall value of the bonus, taking account of the inputs described above and any other factors which it considers relevant. The table below illustrates the weighting of performance measures for 2019 and the level of achievement under the AIP:

	Weighting of measures (% of total bonus opportunity)			Achievement against performance measures		2019 AIP outcome[1,5]

Executive Director	Group financial measures	Business unit financial measures	Personal / functional objectives	Financial measures	Personal / functional objectives	(% of total bonus opportunity)

Michael Falcon[2,3]	80%	-	20%	96%	91%	95%

Mark FitzPatrick	80%	-	20%	96%	95%	96%

Nic Nicandrou[2]	20%	60%	20%	96%	97%	97%

James Turner[4]	-	-	100%	N/A	93%	93%

Mike Wells	80%	-	20%	96%	92%	96%

Notes

1
All bonus awards are subject to 40 per cent deferral for three years and the deferred bonus will be paid in Prudential plc shares or ADRs.
2
Michael Falcon and Nic Nicandrou stepped down from the Board on 16 May 2019. The bonus awards illustrated in the table above are in relation to their Board service only.
3
Michael Falcon is also eligible to receive 10 per cent of the Jackson bonus pool for 2019.
4
James Turner's maximum bonus opportunity increased from 160 per cent of salary to 175 per cent of salary on 1 August 2019.
5
John Foley stepped down from the Board on 16 May 2019. He subsequently left the Company on the demerger of M&G plc from Prudential plc on 21 October 2019. As an Executive Director of Prudential plc during 2019, Mr Foley was eligible to receive a 2019 bonus award of up to 180 per cent of salary. Since transferring to M&G plc it was agreed with M&G plc that his 2019 bonus will be assessed and determined by the M&G plc Remuneration Committee and will be paid by M&G plc. No 2019 bonus award has been paid to Mr Foley by Prudential plc.

Financial performance

The Committee reviewed performance against the performance ranges at its meeting in February 2020. Group adjusted operating profit was approaching the stretch targets. Group free surplus generation exceeded the stretching targets established by the Board. All of our business units achieved target remittance levels, which were 3 per cent higher than 2018 for our continuing operations, enabling us to maintain significant cash stock at the centre, after dividends, corporate costs, demerger effects and investing in profitable opportunities within the business units. The business unit remittances contributed to Group cashflow, which approached the stretch target level. Group EEV new business profit was 6 per cent lower than prior year on a constant exchange rate basis. This reflected the significant reduction in interest rates during the year and the challenging trading environment in Hong Kong in the second half of the year as a direct result of political unrest in the region. Excluding Hong Kong, Asia new business profit was 29 per cent above prior year and given the strong performance of NBP absent the Hong Kong protests, the Committee considered it appropriate to adjust the EEV new business profit target to reflect the reduction in Hong Kong sales driven by the protests, which was considered to be outside of management's control. Allowing for this adjustment, Group EEV new business profit was between target and stretch target.

The Committee considered a report from the Group Chief Risk and Compliance Officer which had been approved by the Group Risk Committee. This report confirmed that the 2019 results were achieved within the Group's and business units' risk framework and appetite. The Group Chief Risk and Compliance Officer also considered the effectiveness of risk management and internal controls, and specific actions taken to mitigate risks, particularly where these may be at the expense of profits or sales. The report also confirmed that the Group met minimum capital thresholds which were aligned to the Group and business unit risk framework and appetites. The Committee took into account this advice when determining AIP outcomes for Executive Directors.

The level of performance required for threshold, plan and maximum payment against the Group's 2019 AIP financial measures and the results achieved are set out below:

2019 AIP measure	Weighting	Threshold ($m)	Target ($m)	Stretch target($m)	Achievement ($m)

Group adjusted operating profit	35%	5,491	5,936	6,381	6,360

Group operating free surplus generated	30%	4,269	4,493	4,718	4,794

Group cash flow	20%	(375)	(118)	53	(7)

Group EEV new business profit	15%	4,388	4,619	4,850	4,713

The Committee had regard to the achievement against the performance measures and the Group Chief Risk and Compliance Officer's report and decided to apply a discretionary adjustment to the arithmetic outcome under the financial element of the 2019 bonus as discussed above. The impact of this adjustment was an increase in bonus awards of approximately 9.8 per cent for the Group Chief Executive and Group Chief Financial Officer and Chief Operating Officer. The Board believes that, due to the commercial sensitivity of the business unit targets, disclosing further details of these targets may damage the competitive position of the Group.

Personal performance

As set out in our Directors' remuneration policy, a proportion of the annual bonus for each Executive Director is based on the achievement of personal objectives including:

  •
  The executive meeting their individual conduct and customer measures;
  •
  The executive's contribution to Group strategy as a member of the Board; and
  •
  Specific goals related to the function for which they are responsible and progress on major projects including the demerger.

For 2019, the Committee decided that, in addition to personal objectives for which they were each accountable, the Executive Directors should be given shared objectives relating to the demerger in light of the importance this had for the Group.

At the end of the year, the Committee considered the performance of all executives eligible for a Prudential plc bonus in respect of their 2019 Board service against objectives established at the start of the year. At its meeting in February 2020, it concluded that there had been a high level of performance against these 2019 objectives. All executives met their individual conduct measures and each Executive Director made a significant contribution to the achievement of Group strategy during 2019.

The below summarises performance against the shared and individual personal objectives for the current Executive Directors:

Key shared 2019 objectives for Executive Directors	Achievement

Oversee the maintenance of appropriate financial resilience, within a set framework, across Group pre and post the planned demerger of M&G plc.

•

Successfully managed the Group's credit rating agency relationship through the demerger with unchanged ratings, maintaining a resilient balance sheet with a robust shareholder LCSM ratio over Group minimum capital requirement of 309 per cent at 31 December 2019 supported by our conservative approach to risk management and, in particular, to credit risk, through the transition from the PRA to the Hong Kong IA.

Proactively engage with the Hong Kong IA to embed the new risk and capital frameworks, supporting the Hong Kong IA in assuming the role of Group-wide supervisor.	• Significant personal and team engagement in ascertaining, embedding and activating the new risk and capital framework.

Refresh Group Strategy post the demerger. Redevelop and embed the revised approach to Group capital allocation, which integrates risk-based decisions and funding with Group risk appetite and corporate strategy.

•

Announced and executed on a clear allocation of future capital resources towards Asia. Made a decision to require Jackson to explore reinsurance and third-party financing for the execution of its future bolt on acquisitions above its internal capacity for capital generation;

•

Maintained a financial strength rating in the AA- range. This rating derives, in part, from the high level of financial flexibility that we have to issue debt and equity instruments; and

•

Determined and communicated high and resilient RoE and cash generation from the Asian business model.

Mark FitzPatrick's 2019 key objectives	Achievement

Execute on all necessary steps to support the demerger of M&G plc from Prudential at the earliest opportunity.

•

Took day-to-day execution and management responsibility for the management of the demerger process, in particular designing and executing the process to achieve the required approvals of bond holders, shareholders and regulators.

Build and development of a new Group Treasury function and the material progression of IFRS 17 implementation in a way that aligns to the broader Group strategy and operating model.

•

Recruited a new Group Treasurer and the established an effective Treasury team;

•

Integrated the Treasury team in the existing Group Finance structures; and

•

Directed the implementation of IFRS 17, overseeing the design, resourcing of central functions and business unit specifications for consistent implementation into the Group's accounting functions groupwide. Sponsored the team to select and manage mobilisation of global implementation partner and system vendors.

Lead Group Strategy formulation and execution ensuring opportunities to evolve the business continue to be explored.	• Led the strategic plan design and process from which was drawn the revised equity story to be used in the demerger documentation.

Recognising Mr FitzPatrick's very strong performance against both his individual and shared personal objectives during 2019, the Committee judged that 19 per cent of a maximum of 20 per cent attributable to personal objectives was appropriate.

James Turner's 2019 key objectives	Achievement

Act as a trusted adviser and partner to the Group Chief Executive and members of the Board/Group Executive Committee.

•

Ensured that key Board decisions in relation to the demerger were supported by clear and concise Risk opinions. These included consideration of external and internal financial and non-financial risks and scenarios relevant to the demerger timeline and readiness decisions, and contributed to the completion of the demerger of M&G plc on 21 October 2019; and

•

Assessed the risk management considerations to support the Group's early adoption of the NAIC regulatory framework in Q4 2019.

Drive the operation of the Risk and Compliance team as a Group-wide function promoting the collaboration of the teams across location.

•

Steered the operation of the combined Risk and Compliance functions, having taken additional responsibility for Group Compliance in July 2019.

•

Initiated significant operational and structural changes to align the newly formed Group-wide function more closely with the lead regulator and operational businesses in Asia and US; and

•

Directly supported re-alignment of the function with key operational businesses and the lead regulator with personal relocation to Hong Kong in August 2019.

Lead strategic communications between Prudential and key regulators and oversee the internal regulatory communication policy to ensure that responses are appropriate, complete and timely.

•

Positive and proactive engagement with both the PRA and Hong Kong IA ensuring our commitment of timely information flow to both Regulators was met and to support the successful handover of regulatory responsibilities on 21 October 2019;

•

Concluded discussions to confirm Hong Kong IA regulatory requirements in advance of the demerger;

•

Throughout 2019, led frequent and productive interaction with the Hong Kong IA and industry peers to support the drafting of Group-wide Supervisory standards which are expected to apply from the second half of 2020; and

•

Actively engaged with the Hong Kong IA and the Inaugural Regulatory College in October 2019, providing insight into the Prudential Group strategy, operations and risk and compliance frameworks to support the successful and complete transition of Group Regulator responsibilities by 21 October 2019.

Recognising Mr Turner's very strong performance against both his individual and shared personal objectives during 2019, the Committee judged that 47 per cent of a maximum of 50 per cent attributable to personal objectives was appropriate.

Mike Wells's 2019 key objectives	Achievement

Demonstrate personal leadership which effectively mobilises, secures and directs the team delivering the demerger of M&G plc from Prudential plc.

•

Took overall responsibility for the management of the demerger process, in particular gaining the required approvals of senior stakeholders. At the same time, conducted and continued significant relationship building for the PCA and Jackson businesses while focusing business unit leadership on operational delivery.

Develop the capability and effectiveness of the Group, ensuring that the culture fosters delivery, positive internal and external relationships and co-operation across the Group.

•

Committed significant time and leadership resource to the extensive roadshow marketing of the demerger process; and

•

Engaged employees through personal appearances and through the use of video and social media to support the demerger, communicating changes and addressing employees' questions and concerns.

Develop plans to determine the Group's exposure to climate-related risks and opportunities, and Group's actions as a consequence and implement actions to increase connectivity between the Group and business units, including revisions to operating models.

•

Enhanced membership of the Environmental, Social and Governance (ESG) Executive Committee to increase business unit representation;

•

Created a roadmap for the implementation of the recommendations of the Task Force on Climate-Related Financial Disclosures; and

•

Enhanced access to ESG and climate risk data sources across the Group to support carbon footprinting work and initiated work on the stress-testing of the investment book against different climate change scenarios.

Recognising Mr Wells's very strong performance against both his individual and shared personal objectives during 2019, the Committee judged that 18 per cent of a maximum of 20 per cent attributable to personal objectives was appropriate.

Functional performance

The Group Chief Executive and the Chair of the Group Risk Committee undertakes the assessment of performance against functional objectives for the Group Chief Risk and Compliance Officer. 2019 achievement is summarised below:

Summary of 2019 functional objectives	Achievement

Define and provide oversight of the Group's adherence to the framework of the Group-wide risk and compliance policies, risk appetite and limits during 2019 and ensuring oversight responsibilities across the Group and business units, in accordance with internal and regulatory requirements.

Establish strong Risk and Compliance capabilities across both in co-ordination with the M&G CRO and the M&G Compliance Director.

Deliver regulatory requirements, including those required under Solvency II until the point of demerger and the Hong Kong IA regulatory letter requirements thereafter.

•

Led discussions resulting in Board approval of revised Group Risk Appetite Framework, including incorporating revisions to regulatory capital requirements and a clear focus on non-financial risks;

•

Successfully revised the defined system of policies, risk appetite and limits to reflect the new regulatory environment of the Group from the point of demerger and led the embedding of this across the Group;

•

Provided key insights and analysis of emerging issues both in relation to the demerger and to broader business operations;

•

Ensured two strong Risk and Compliance functions within Prudential and M&G in advance of demerger by overseeing the reallocation of resources, including people and technology and the build and revision of key risk framework elements for both businesses in advance of demerger; and

•

Delivered an extensive set of regulatory requirements under Solvency II until the point of demerger and under the Hong Kong IA regulatory letter from 21 October 2019 with increased frequency (for example to the Group's Own Risk and Solvency Assessment) and significant changes (for example in terms of capital disclosures) as a result of the demerger.

In recognition of James Turner's very strong performance against his functional objectives during 2019, the Committee judged that 46 per cent of a maximum of 50 per cent attributable to functional objectives was appropriate.

The below summarises performance against the personal objectives for the Executive Directors who retired from the Board during the year and who remain employed by the Group:

Michael Falcon's key objectives	Achievement

Prioritise the success of the demerger of M&G plc from Prudential plc and support Group activities and synergy actions for the post-demerger environment.	• Committed significant time and leadership resource to the extensive roadshow marketing of the demerger process.

Develop the capability and effectiveness of the Jackson team, ensuring that the culture fosters delivery, positive internal and external relationships and cooperation across the Group and develop and implement (as appropriate) opportunities to optimise Jackson's capital deployment.

•

Refreshed leadership of Jackson in distribution and commercial areas to position for the retirement markets. Enhanced quality and frequency of Group-wide co-ordination for example, with Group Strategy and IT outsourcing;

•

Delivered organic diversification by driving product and additional distribution initiatives to support Jackson's intent to better balance the overall risk profile, and to provide a higher absolute level of capital thereby optimising Jackson's capital deployment;

•

Determined and commenced programme from August 2019 of seeking inorganic opportunities with reinsurance and third-party financing, to deliver enhanced value to shareholders, taking into account the interests of customers, regulators, rating agencies and capital providers;

•

Expanded advisory distribution footprint with Morgan Stanley, DPL Financial Partners, TD Ameritrade and RetireOne;

•

Awarded 'Contact Center World Class CX Certification' and 'Highest Customer Service for the Financial Industry' awards by The Service Quality Measurement Group, Inc.; and

•

Actively engaged with FinTech partners including Envestnet, MoneyGuidePro and eMoney.

Recognising Mr Falcon's very strong performance against both his individual and shared personal objectives during the year to 16 May 2019, the Committee judged that 18 per cent of a maximum of 20 per cent attributable to personal objectives was appropriate.

Nic Nicandrou's key objectives	Achievement

Prioritise the success of the demerger of M&G plc from Prudential plc and support Group activities and synergy actions for the post-demerger environment.	• Committed significant time and leadership resource to the extensive roadshow marketing of the demerger process.

Build, deploy and leverage digital enablers for customer proposition, operational efficiency and distribution and evolve the business operating model, improve ways of working and deepen capabilities of strategic importance.

•

Commenced execution of Prudential Corporation Asia -wide digital strategy as part of the drive for high quality earnings and management of operating leverage through removal of duplication and modernisation of operating structures;

•

Launched 'Pulse by Prudential' Health Ecosystem, an all-in-one digital app, and entered into a new strategic partnership with OVO, the largest digital payment platform in Indonesia and commenced the roll-out of this programme over the Prudential Corporation Asia businesses;

•

Through our Health Ecosystem, collaborated with various partners to offer users a wide range of affordable and easy-to-access value-added services such as health assessments, risk factor identification, triage, telemedicine, wellness and digital payment;

•

Built on our distribution channels by renewing our regional strategic bancassurance alliance with UOB, entering into an exclusive bancassurance partnership with SeABank and by acquiring a majority stake in Thanachart Fund Management Co., Ltd;

•

Conducted extensive business renewal of products and the expansion of distribution channels in Indonesia and Hong Kong as well as built execution plans for the fast-growing SME segment;

•

Continued to expand our presence in China across both the insurance and asset management sectors, establishing a new branch in Shaanxi, our twentieth province launching our first fund offerings in China;

•

83 per cent of all new business was submitted through e-point-of-sale technology in 2019, representing an increase of 11 percentage points year-on-year; and

•

Enhanced our growing scale in Africa by acquiring a majority stake in a leading life insurer operating in Cameroon, Côte d'Ivoire and Togo.

Recognising Mr Nicandrou's very strong performance against both his individual and shared personal objectives during the year to 16 May 2019, the Committee judged that 19 per cent of a maximum of 20 per cent attributable to personal objectives was appropriate.

2019 Jackson bonus pool

In 2019, the Jackson bonus pool was determined by Jackson National Life Insurance Company's profitability, remittances to Group and advisory sales. Financial performance in the period reflects the impact of strong equity markets, lower interest rates, and a more diverse product mix. Further detail on this performance is set out below. The Committee also considered performance in a number of key activities and the delivery against certain non-financial Group requirements. As a result of this assessment, the Committee determined that Michael Falcon's share of the bonus pool for his service on the Board was $1,282,000. Forty per cent of this award is deferred into shares for three years.

2019 bonus awards

The Committee determined the following 2019 AIP awards on the basis of the performance of the Group and its business units and its consideration of the total bonus value in light of its view of all relevant circumstances, including:

  •
  The successful completion of the demerger of M&G plc from the Group;
  •
  The overall contribution of the executive; and
  •
  Behavioural, conduct and risk management considerations.

40 per cent of all awards are deferred into shares for three years:

Executive Director	Role	2019 salary[1]	Maximum 2019 AIP (% of salary)	Actual 2019 AIP award (% of maximum opportunity)	2019 bonus award (including cash and deferred elements)

Michael Falcon[2,3]	Chairman and CEO, Jackson Holdings	$302,000	100%	95%	£1,227,000
Mark FitzPatrick	Group Chief Financial Officer and Chief Operating Officer	£760,000	175%	96%	£1,279,000
Nic Nicandrou[2]	Chief Executive, Prudential Corporation Asia	HK$4,113,000	180%	96%	£707,000
James Turner[4]	Group Chief Risk and Compliance Officer	£372,000/	160%/	93%	£1,052,000
		HK$3,054,000	175%
Mike Wells	Group Chief Executive	£1,149,000	200%	96%	£2,197,000

Notes

1
Salary paid in respect of services as an Executive Director.
2
Michael Falcon and Nic Nicandrou stepped down from the Board on 16 May 2019. The maximum bonus opportunities shown represent their annual opportunity as an Executive Director. The 2019 bonus awards shown are in respect of their service as Executive Directors.
3
In addition to the AIP, Michael Falcon also participates in the Jackson bonus pool. The figure reflects both payments. 40 per cent of both the AIP and Jackson bonus award pool amounts is deferred.
4
The salary amounts shown above were actually delivered to Mr Turner for the portion of the year he was in the UK and the portion of the year he was in Hong Kong. Mr Turner's maximum bonus opportunity increased from 160 per cent of salary to 175 per cent of salary on 1 August 2019 on his relocation to Hong Kong. The 2019 bonus award was pro-rated to reflect the portion of the year he was in the UK and the portion of the year he was in Hong Kong.
5
John Foley stepped down from the Board on 16 May 2019. He subsequently left the Company on the demerger of M&G plc from Prudential plc on 21 October 2019. As an Executive Director of Prudential plc during 2019, Mr Foley was eligible to receive a 2019 bonus award of up to 180 per cent of salary. Since transferring to M&G plc it was agreed with M&G plc that Mr Foley's 2019 bonus will be assessed and determined by the M&G plc Remuneration Committee and will be paid by M&G plc. No 2019 bonus award has been paid to Mr Foley by Prudential plc.

Remuneration in respect of performance periods ending in 2019

Prudential Long Term Incentive Plan (PLTIP)

Target setting

Our long-term incentive plans have stretching performance conditions that are aligned to the strategic priorities of the Group. In 2017, all Executive Directors were granted awards under the PLTIP. In determining the financial targets the Committee had regard to the stretching nature of the three-year Business Plan for adjusted operating profit and capital positions as set by the Board. Further, in setting the conduct and diversity targets under the sustainability scorecard, the Committee considered input from Group-wide Internal Audit and the Group Chief Risk and Compliance Officer on conduct risk for the conduct measure and had regard to the Company's commitment under the Women in Finance Charter for the diversity measure.

Further details may also be found in note B2.2 to the consolidated financial statements.

The weightings of the measures are detailed in the table below.

	Weighting of measures

		Adjusted	Sustainability Scorecard

Executive Director[1]	Group TSR[2]	operating profit (Group or business unit)[3]	Solvency II operating capital generation[4]	ECap operating capital generation[5]	Conduct[6]	Diversity[7]

Mark FitzPatrick	25%	50%	6.25%	6.25%	6.25%	6.25%
Nic Nicandrou[8]	25%	50%	6.25%	6.25%	6.25%	6.25%
James Turner[9]	25%	50%	6.25%	6.25%	6.25%	6.25%
Mike Wells	25%	50%	6.25%	6.25%	6.25%	6.25%

Notes

1
This table includes Executive Directors who served on the Board during 2019 with 2017 PLTIP awards. Nic Nicandrou and John Foley stepped down from the Board on 16 May 2019 and John Foley subsequently left the Company on the demerger of M&G plc from Prudential plc on 21 October 2019. Mr Foley's 2017 PLTIP award was exchanged for an equivalent award of M&G plc shares. The M&G plc Remuneration Committee is responsible for determining, approving and settling the release of the 2017 long-term incentive award to Mr Foley.

2
Group TSR is measured on a ranked basis over three years relative to peers.
3
Adjusted operating profit is measured on a cumulative basis over three years.
4
Solvency II operating capital generation is cumulative three-year Solvency II Group operating capital generation. As set out in the 'Remuneration decisions taken in relation to the demerger' section, Solvency II operating capital generation was replaced with Group free surplus generation from 1 July 2019.
5
This is cumulative three-year ECap Group operating capital generation, less cost of capital (based on the capital position at the start of the performance period).
6
Conduct is assessed through appropriate management action, ensuring there are no significant conduct/culture/governance issues that could result in significant capital add-ons or material fines.
7
Diversity is measured as the percentage of the Leadership Team that is female at the end of 2019. The target for this metric has been based on progress towards the goal that the Company set when it signed the Women in Finance Charter, where 30 per cent of our Leadership Team should be female by the end of 2021.
8
Nic Nicandrou was granted this award when he was in the role of Chief Financial Officer. The performance measures attached to his PLTIP award did not change following his appointment to the role of Chief Executive, Prudential Corporation Asia in 2017.
9
James Turner was granted this award when he was in his previous role of Director of Group Finance.

As discussed in the section on 'Remuneration decisions taken in relation to the demerger', the Committee adjusted the performance conditions attached to the 2017 PLTIP awards in order to take account of the demerger, ensuring that the revised performance conditions are no more or less stretching than those originally attached to the awards. The performance assessment provided below is based on these adjusted targets.

Under the Group TSR measure used for 2017 PLTIP awards, 25 per cent of the award vests for TSR at the median of the peer group increasing to full vesting for performance within the upper quartile. TSR is measured on a local currency basis since this has the benefit of simplicity and directness of comparison. No adjustments to the peer group has been made for the demerger. The peer group for the 2017 awards is set out below:

Aegon	AIA	AIG	Allianz
Aviva	AXA	Generali	Legal & General
Manulife	MetLife	Old Mutual	Prudential Financial
Standard Life	Sun Life Financial	Zurich Insurance Group

Following the merger of Standard Life and Aberdeen Asset Management during the three-year performance period, the Committee determined that Standard Life would be retained in the peer group for the pre-merger period and the combined entity would be included in the peer group from the date of the merger for all outstanding PLTIP awards. In addition, following the demerger of Quilter from Old Mutual and Old Mutual's delisting from the FTSE on 26 June 2018, the Committee determined that Old Mutual be retained as a TSR peer with no adjustment to its performance during the period prior to its demerger and delisting, and that Old Mutual's TSR performance from the date of its demerger and delisting would track an index of the peers (excluding Prudential plc) for all outstanding PLTIP awards.

Performance assessment

In deciding the proportion of the awards to be released, the Committee considered actual financial results against performance targets. The Committee also reviewed underlying Company performance to ensure vesting levels were appropriate, including an assessment of whether results were achieved within the Group's and business units' risk framework and appetite. The Directors' remuneration policy contains further details of the design of Prudential's long-term incentive plans.

Group adjusted operating profit performance

Under the adjusted operating profit measure, 25 per cent of the 2017 awards vest for meeting the threshold adjusted operating profit target set at the start of the performance period, increasing to full vesting for performance at or above the stretch level. The table below illustrates the cumulative performance achieved over 2017 to 2019 compared to the adjusted Group targets which exclude M&G plc from the point of demerger:

	2017-19 adjusted cumulative targets			2017-19 cumulative	Vesting under the adjusted operating profit

Group	Threshold	Plan	Maximum	achievement	element

Adjusted operating profit	$15,063m	$16,737m	$18,411m	$19,021m	100%

The Committee determined that the cumulative adjusted operating profit target established for the PLTIP should be expressed using exchange rates consistent with the reported disclosures. Individual business units achieved between 86 per cent and 100 per cent vesting under this element. Details of business unit adjusted operating profit targets have not been disclosed as the Committee considers that these are commercially sensitive and disclosure of targets at such a granular level would put the Company at a disadvantage compared to its competitors.

TSR performance

Prudential's TSR performance during the performance period (1 January 2017 to 31 December 2019) was ranked below median of the peer group. The portion of the awards related to TSR will therefore lapse.

Sustainability scorecard performance

Capital measure – Group Solvency II operating capital generation/Group operating free surplus generation

The vesting profile for the Group Solvency II operating capital generation and Group operating free surplus generation measure is binary, awarding full vesting for achieving plan and no vesting for any level of performance below plan. The weighted average of the adjusted Group Solvency II operating capital generation from 1 January 2017 to 30 June 2019 (target $7.4bn) and the Group operating free surplus generation from 1 July 2019 to 31 December 2019 (target $2.2 bn), which excludes M&G plc performance from the point of demerger, was in excess of the cumulative target and therefore generated 100 per cent vesting on this element.

Capital measure – Group ECap operating capital generation

The vesting profile for the Group ECap operating capital generation measure is binary, awarding full vesting for achieving plan and no vesting for any level of performance below plan. The adjusted cumulative Group ECap operating capital generation was below the target of $8.5bn (which excludes M&G plc from the point of demerger) and therefore generated a zero per cent vesting outcome on this element of the PLTIP.

Details of cumulative achievement under the capital measures have not been disclosed as the Committee considers that these are commercially sensitive and would put the Company at a disadvantage compared to its competitors. The Committee will keep this disclosure policy under review based on whether, in its view, disclosure would compromise the Company's competitive position.

Conduct assessment

The vesting profile of this element is binary with full vesting being awarded where there are no significant conduct/culture/governance issues that result in significant capital add-ons or material fines. On 30 September 2019, the FCA fined M&G plc £23,875,000 for failures related to the non-advised sale of annuities between July 2008 and September 2017. Since this occurred before the demerger of M&G plc from the Group, the Committee determined that the portion of the 2017 PLTIP awards related to conduct held by Group Executive Directors should lapse.

Diversity assessment

On 31 December 2019, 28 per cent of our Leadership Team was female. Since this was above the 27 per cent level required for full vesting, the portion of the awards related to diversity that therefore vested was 100 per cent.

PLTIP vesting

The Committee considered a report from the Group Chief Risk and Compliance Officer which had been approved by the Group Risk Committee. This report confirmed that the financial results were achieved within the Group's and business units' risk framework and appetite. On the basis of this report and the performance of the Group and its business units described above, the Committee decided not to apply a discretionary adjustment to the arithmetic vesting outcome under the 2017 PLTIP awards and determined the vesting of each Executive Director's PLTIP awards as set out below:

Executive Director	Maximum value of award at full vesting[1]	Percentage of the LTIP award vesting	Number of shares vesting[2]	Value of shares vesting[1]

Mark FitzPatrick	£1,730,807	62.5%	78,104	£1,081,740

Nic Nicandrou[3]	£1,882,617	62.5%	67,255	£931,482

James Turner	£485,387	62.5%	21,903	£303,357

Mike Wells	£4,576,469	62.5%	206,517	£2,860,260

Notes

1
The share price used to calculate the value of the PLTIP awards with performance periods which ended on 31 December 2019 and vest in April 2020 for all Executive Directors other than Mark FitzPatrick and in August 2020 for Mark FitzPatrick, was the average share price for the three months up to 31 December 2019, being £13.85. The number of Prudential plc shares under award has been adjusted in line with the approach set out in the section on 'Remuneration decisions taken in relation to the demerger'.
2
The number of shares vesting includes accrued dividends.
3
The vesting of Nic Nicandrou's 2017 PLTIP award is in relation to his service as an Executive Director.
4
John Foley stepped down from the Board on 16 May 2019. He subsequently left the Company on the demerger of M&G plc from Prudential plc on 21 October 2019. Mr Foley's 2017-2019 PLTIP award has been exchanged for an equivalent award over M&G plc shares. Under the terms of the Demerger Agreement this replacement award should be of an equivalent value; with the same release schedule; subject to equivalent malus and clawback provisions and subject to performance conditions which are relevant to M&G plc and which are no more or less onerous than those which originally applied. The vesting of Mr Foley's replacement 2017-2019 long-term incentive award is due to be disclosed by M&G plc and described in the M&G plc Directors' remuneration report as set out in the M&G plc 2019 Annual report. These details were not known by Prudential plc prior to the finalisation of this report.

Long-term incentives awarded in 2019

2019 share-based long-term incentive awards

The table below shows the awards of conditional shares made to Executive Directors who served on the Board in 2019 under the PLTIP and the performance conditions attached to these awards.

		Number of shares or ADRs		Percentage of awards released for achieving	End of	Weighting of performance conditions

Executive Director	Role	subject to award*	Face value of award†	threshold targets‡	performance period	Group TSR	Sustain-ability scorecard §

Michael Falcon[1]	Chairman and Chief Executive Officer, Jackson	78,856	$3,199,976	20%	31 December 2021	75%	25%

Mark FitzPatrick	Chief Financial Officer	123,376	£1,899,990	20%	31 December 2021	75%	25%

John Foley[1,2]	Chief Executive, M&GPrudential	129,383	£1,992,498	20%	31 December 2021	75%	25%

Nic Nicandrou[1]	Chief Executive, Prudential Corporation Asia	172,743	£2,660,242	20%	31 December 2021	75%	25%

James Turner	Group Chief Risk Officer	103,571	£1,594,993	20%	31 December 2021	75%	25%

Mike Wells	Group Chief Executive	298,441	£4,595,991	20%	31 December 2021	75%	25%

*
Awards over shares were awarded to all Executive Directors other than Michael Falcon whose awards were over ADRs.
†
Awards for Executive Directors are calculated based on the average share price over the three dealing days prior to the grant date, being £15.40 for all Executive Directors other than Michael Falcon and an ADR price of US$40.58 for Michael Falcon.
‡
The percentage of awards released for achieving maximum targets is 100 per cent.
§
Each of the four measures within the sustainability scorecard has equal weighting. They are Group Solvency II operating capital generation, Group ECap operating capital generation, diversity and conduct.

Notes

1
Michael Falcon, Nic Nicandrou and John Foley stepped down from the Board on 16 May 2019.
2
John Foley left the Company on the demerger of M&G plc from Prudential plc on 21 October 2019. His 2017-2019 PLTIP award has been exchanged for an equivalent award over M&G plc shares.

Update on performance against targets for awards made in 2018 and 2019

As set out in the section on 'Remuneration decisions taken in relation to the demerger', the Committee has adjusted the performance conditions attached to the 2018 and 2019 awards in order to take account of the demerger, ensuring that the revised performance conditions are no more or less stretching than those originally attached to the awards. The performance update provided below is based on these adjusted targets.

Group adjusted operating profit

Prudential's Group adjusted operating profit performance between 1 January 2018 and 31 December 2019 was above the stretch target established for the 2018 PLTIP awards. Group adjusted operating profit was not used as a performance measure for the 2019 PLTIP awards.

TSR Performance

As at 31 December 2019, Prudential's TSR performance ranked below the peer group median for the elapsed portions of the 2018 and 2019 performance periods.

Sustainability scorecard of strategic measures

Between 1 January 2018 and 31 December 2019, the Group also made good progress towards meeting the measures under the sustainability scorecard used for the 2018 and 2019 PLTIP awards:

  •
  Capital measure – Group Solvency II operating capital generation/Group operating free surplus generation For the elapsed portions of the 2018 and 2019 PLTIP performance periods, the Group's Solvency II operating capital generation and the Group's operating free surplus generation was above the established Plan levels for both awards.
  •
  Capital measure – Group ECap operating capital generation For the elapsed portions of the 2018 and 2019 PLTIP performance periods, the Group's ECap operating capital generation was below the Plan levels established for the both awards.
  •
  Conduct measure During 2018 and 2019, there were no significant conduct/culture/governance issues that resulted in significant capital add-ons or material fines. This assessment is unaffected by the FCA fine since the issues identified relate to a period which ended in 2017.
  •
  Diversity measure As at 31 December 2019, 28 per cent of our Leadership Team was female. This represented strong progress against the threshold level that at least 27 per cent of the Leadership Team be female by the end of 2020 for the 2018 PLTIP award, and the threshold level that at least 28 per cent of the Leadership Team be female by the end of 2021 for the 2019 PLTIP award.

Pay comparisons

Performance graph and table

The chart overleaf illustrates the TSR performance of Prudential, the FTSE 100 (as the Company has a premium listing on the London Stock Exchange) and the peer group of international insurers used to benchmark the Company's performance for the purposes of the 2019 PLTIP awards. The chart illustrates the performance of a hypothetical investment of £100 in ordinary shares of Prudential plc over the 10-year period 1 January 2010 to 31 December 2019 compared to a similar investment in the FTSE 100 or an index of the Company's peers. Total shareholder return is based on Returns Index data calculated on a daily share price growth plus re-invested dividends (as measured at the ex-dividend dates).

Prudential TSR vs FTSE 100 and peer group average — total return per cent over 10 years to December 2019

Note
The index of Prudential's peers represents the average daily total shareholder return performance of the peer group used for the 2019 PLTIP awards (excluding companies not listed at the start of the period).

The information in the table below shows the total remuneration for the Group Chief Executive over the same period:

£000	2010	2011	2012	2013	2014	2015	2015	2016	2017	2018	2019

Group Chief Executive	T Thiam	T Thiam	T Thiam	T Thiam	T Thiam	T Thiam[1]	M Wells	M Wells	M Wells	M Wells	M Wells
Salary, pension and benefits	1,189	1,241	1,373	1,411	1,458	613	1,992	2,244	1,872	1,815	1,662
Annual bonus payment	1,570	1,570	2,000	2,056	2,122	704	1,244	2,151	2,072	2,133	2,197
(As % of maximum)	(97%)	(97%)	(100%)	(99.8%)	(100%)	(77.3%)	(99.7%)	(99.5%)	(94%)	(95%)	(96%)
LTIP vesting	2,534	2,528	6,160	5,235	9,838	3,382	4,290	2,975	4,616	3,623	2,860
(As % of maximum)	(100%)	(100%)	(100%)	(100%)	(100%)	(100%)	(100%)	(70.8%)	(95.8%)	(62.5%)	(62.5%)
Other payments	–	–	–	–	–	–	–	–	–	–	–

Group Chief Executive 'single figure' of total remuneration[2]	5,293	5,339	9,533	8,702	13,418	4,699	7,526	7,370	8,560	7,571	6,719

Notes

1
Tidjane Thiam left the Company on 31 May 2015. Mike Wells became Group Chief Executive on 1 June 2015. The figures shown for Mike Wells's remuneration in 2015 relate only to his service as Group Chief Executive.
2
Further detail on the 'single figure' is provided in the 'single figure' table for the relevant year. The figures provided reflect the value of vesting LTIP awards on the date of their release other than for 2019 (for which an estimate is used).

Percentage change in remuneration

The table below sets out how the change in remuneration for the Group Chief Executive between 2018 and 2019 compared to a wider employee comparator group:

	Salary	Benefits	Bonus

Group Chief Executive	2.0%	(44.5)%	3.0%

All UK employees	3.9%	(3.4)%	6.7%

The employee comparator group used for the purpose of this analysis is all UK employees. This is considered to be an appropriate comparator group as the Group Chief Executive's remuneration arrangements are similar in structure to the majority of these employees and it reflects the economic environment where the Group Chief Executive is employed. For 2018 this group included employees in M&GPrudential and Group Head Office. For 2019, this group included UK-based Group Head Office employees only. Employees in M&G plc have been excluded from the calculation of average pay in 2019 as M&G plc demerged from Prudential plc on 21 October 2019. M&G plc employees are no longer within the Group and Prudential plc does not have any influence over or knowledge of pay decisions, including 2019 bonus awards, for employees within M&G plc. The salary increase includes uplifts made through the annual salary review, as well as any additional changes in the year; for example to reflect promotions or role changes. The decrease in benefits paid to the Group Chief Executive is driven by the cessation of the payment of mortgage interest on 30 November 2018. The decrease in benefits paid to all UK employees is due to the reduction in the cost to the Company of providing certain benefits. There has been no change to the level of taxable benefit coverage received by employees.

Group Chief Executive pay compared with employee pay

To increase further transparency of executive remuneration and its alignment with the pay of other employees, we published our CEO pay ratio one year in advance of the disclosure becoming a requirement under the UK Companies (Miscellaneous Reporting) Regulations 2018 in the 2018 Directors' remuneration report. The employee comparator group used for the purpose of this 2018 analysis was all UK employees comprising employees in M&GPrudential and Group Head Office in 2018. In light of the demerger of the M&G plc business from Prudential plc on 21 October 2019, we have prepared the 2019 CEO pay ratio based on UK-based Group Head Office employees since Prudential plc no longer has any influence over or knowledge of pay decisions, including 2019 bonus awards, for employees within M&G plc. On this basis, the Committee has decided that the 2018 CEO pay ratio will not be restated in this report and that the 2019 CEO pay ratio will form the base year of reporting given the fundamental changes to the UK workforce which have resulted from the demerger.

The table below compares the Group Chief Executive's 'single figure' of total remuneration to that received by three representative UK employees in 2019.

Year	Method	25th percentile pay ratio	Median pay ratio	75th percentile pay ratio

2019	Option B	87 : 1	67 : 1	43 : 1

Under the regulations there is a choice of three methodologies to determine the 25th, median and 75th full-time equivalent remuneration of our UK employees. This is the most recently collected data in accordance with the Equality Act 2010 (Gender Pay Gap Information) Regulations 2017 and includes all UK employees. The Company has chosen to use the 2019 hourly rate gender pay gap information as this method uses data that is aligned with other disclosures made under our gender pay gap reporting ('Option B' in the table above). The employees used in the calculations were identified using the most recent gender pay gap data for 2019, on 23 January 2020, following the end of the financial year. Base salary and total remuneration for these identified employees has then been calculated based on their actual remuneration for 2019. The Committee determined that the identified employees are reasonably representative since the structure of their remuneration arrangements is in line with that of the majority of employees within the UK-based Group Head Office workforce. The same methodology used for calculating the 'single figure' of the Group Chief Executive has been used for calculating the pay and benefits of these three UK employees.

The salary and total remuneration received during 2019 by the indicative employees used in the above analysis are set out below:

	25th percentile	Median	75th percentile

2019 salary	£56,000	£74,000	£110,000

Total 2019 remuneration	£77,000	£100,000	£155,000

The Committee believes the median pay ratio is consistent with the pay, reward and progression policies for our UK-based Group Head Office employees. The base salary and total remuneration levels for the Group Chief Executive and the median representative employee are competitively positioned within the relevant markets and reflect the operation of our remuneration structures which are effective in appropriately incentivising staff, having regard to our risk framework, risk appetites and to rewarding the 'how' as well as the 'what' of performance.

Gender pay gap

Our UK business, Prudential Services Limited, is the employing entity for almost all of our London Head Office staff including the UK-based Group Chief Executive and his direct reports. Prudential Services Limited has recently reported its 2019 UK gender pay gap data and details can be found on the Group's website. There has been a further narrowing of most of the pay gap figures. Where men and women perform similar roles, they are paid equally but the gender pay gap reflects that men and women are doing different roles. We remain focused on closing the remaining pay gap as soon as possible and on ensuring that we attract applicants from all backgrounds and create opportunities for all our employees to develop and progress in order to ensure that we have the diverse talent needed by the Group to better reflecting the communities we serve. However, the gender pay gap demonstrated the demographic profile of the business (and the financial services sector more widely): there is a greater proportion of males in more senior and front-office roles and a greater proportion of females in more junior, support and back-office non-finance roles. All the Group's businesses are continuing to work on initiatives to increase the proportion of women in senior management and operating roles as part of the Group's strategic focus on diversity and inclusion as described in the diversity and inclusion statement on our website. This important priority is reflected in the Group's reward structure through the diversity measure attached to PLTIP awards granted from 2017 onwards.

Consideration of workforce pay and approach to engagement

During the year, the Committee considered workforce remuneration and related policies in the business units across the Group. Information presented to the Committee, by way of a dashboard, included how the Company's incentive arrangements are aligned with the culture and informed the Committee's decision-making on executive pay and policy. By way of example, business unit salary increase budgets are considered as part of the year-end review of Executive Director compensation and salary increases.

As part of the Board's wider initiatives, which included the appointment of designated Non-executive Directors who led on workforce engagement during the year as detailed in the 'Governance' section earlier in this Annual report, the Committee took additional measures in 2019 to explain how the remuneration of Executive Directors aligns with the wider company pay policy. The Company established a microsite on its intranet that outlines executive pay arrangements during the previous financial year and key areas of change for 2019. It explains to employees that total remuneration for Executive Directors is made up of a number of elements and is governed by both the Directors' remuneration policy and the Group's remuneration policy (which is also published on the Company's website) with the relevant links to these documents.

Relative importance of spend on pay

The table below sets out the amounts payable in respect of 2018 and 2019 on all employee pay and dividends:

	2018	2019	Percentage change

All employee pay including M&G plc ($m)[1,2]	2,454	2,143	(12.7)%

All employee pay excluding M&G plc ($m)[1,3]	1,672	1,466	(12.3)%

Dividends including demerger dividend ($m)[4]	1,638	8,582	423.9%

Dividends excluding demerger dividend ($m)[4]	1,638	1,203	(26.6)%

Notes

1
All employee pay as taken from note B2.1 to the financial statements.

2
This includes the costs of employment for M&G plc employees up to the demerger in October 2019.
3
This excludes the costs of employment of M&G plc employees for 2018 and 2019 in order to present a like for like comparison between the two years.
4
Dividends taken from note B6 to the financial statements.

Chairman and Non-executive Director remuneration in 2019

Chairman's fees

The Chairman's fee was reviewed by the Committee during 2019 and increased by 2 per cent to £765,000 with effect from 1 July 2019 in order to reflect inflation.

Non-executive Directors' fees

The Non-executive Directors' fees were reviewed by the Board during 2019 and the basic fee was increased from £97,000 to £99,000, the Remuneration Committee Chair fee increased from £60,000 to £65,000 while the Nomination & Governance Committee member fee increased from £12,500 to £15,000. No other fees were increased. The Board also introduced a £30,000 fee for each designated Non-executive Director carrying out a workforce engagement role.

Annual fees	From 1 July 2018 (£)	From 1 July 2019 (£)

Basic fee	97,000	99,000
Additional fees:
Audit Committee Chair	75,000	75,000
Audit Committee member	30,000	30,000
Remuneration Committee Chair	60,000	65,000
Remuneration Committee member	30,000	30,000
Risk Committee Chair	75,000	75,000
Risk Committee member	30,000	30,000
Nomination & Governance Committee Chair[1]	-	-
Nomination & Governance Committee member	12,500	15,000
Senior Independent Director	50,000	50,000
Workforce engagement role	N/A	30,000

Notes

1.
There is no fee paid for the role of Nomination & Governance Committee Chair. If, in a particular year, the number of meetings is materially greater than usual, the Company may determine that the provision of additional fees is fair and reasonable.

The resulting fees paid to the Chairman and Non-executive Directors are:

£000s	2019 fees	2018 fees	2019 taxable benefits*	2018 taxable benefits*	Total 2019 remuneration: the 'single figure'†	Total 2019 remuneration: the 'single figure' in USD ($000s)‡	Total 2018 remuneration: the 'single figure'†	Total 2018 remuneration: the 'single figure' in USD ($000s)‡

Chairman
Paul Manduca	758	742	172	136	930	1,187	878	1,172
Non-executive Directors
Howard Davies	217	212	-	-	217	277	212	283
David Law	217	212	-	-	217	277	212	283
Kai Nargolwala[1]	173	155	-	-	173	221	155	207
Anthony Nightingale	174	168	-	-	174	222	168	224
Philip Remnant	222	216	-	-	222	283	216	288
Alice Schroeder	158	150	-	-	158	202	150	200
Lord Turner[2]	59	155	-	-	59	75	155	207
Thomas Watjen	173	131	-	-	173	221	131	175
Fields Wicker-Miurin	128	41	-	-	128	163	41	55
Amy Yip[3]	43	-			43	55		-

Total	2,322	2,182	172	136	2,494	3,183	2,318	3,094

*
Benefits include the cost of providing the use of a car and driver, medical insurance and security arrangements (including any tax thereon).

†
Each remuneration element is rounded to the nearest £1,000 and totals are the sum of these rounded figures. Total remuneration is calculated using the methodology prescribed by Schedule 8 of the Companies Act. The Chairman and Non-executive Directors are not entitled to participate in annual bonus plans or long-term incentive plans.
‡
Total remuneration has been converted to US dollars using the exchange rate of 1 GBP to 1.2765 USD for the 2019 single figure calculations and 1 GBP to 1.3352 USD for the 2018 single figure calculations.

Notes

1
In 2019 Kai Nargolwala also received an annual fee of £250,000 in respect of his non-executive chairmanship of Prudential Corporation Asia Limited.
2
Lord Turner stepped down from the Board on 16 May 2019.
3
Amy Yip joined the Board and the Remuneration Committee on 2 September 2019.

Statement of Directors' shareholdings

The interests of Directors in ordinary shares of the Company are set out below. 'Beneficial interest' includes shares owned outright, shares acquired under the Share Incentive Plan (SIP) and deferred annual incentive awards, detailed in the 'Supplementary information' section. It is only these shares that count towards the share ownership guidelines.

	1 January 2019 (or on date of appointment)	During 2019		31 December 2019 (or on date of retirement)			Share ownership guidelines

	Total beneficial interest (number of shares)	Number of shares acquired	Number of shares disposed	Total beneficial interest* (number of shares)	Number of shares subject to performance conditions†	Total interest in shares	Share ownership guidelines‡ (% of salary/fee)	Beneficial interest as a percentage of basic salary/basic fees§

Chairman
Paul Manduca	42,500	-	-	42,500	-	42,500	100%	82%
Executive Directors
Michael Falcon[1]	-	51,988	-	51,988	157,712	209,700	N/A	N/A
Mark FitzPatrick	28,333	43,968	-	72,301	382,627	454,928	250%	140%
John Foley[2]	329,834	129,385	78,889	380,330	355,323	735,653	N/A	N/A
Nic Nicandrou[3]	295,085	138,162	134,555	298,692	419,946	718,638	N/A	N/A
James Turner	20,876	72,942	13,194	80,624	255,145	335,769	250%	175%
Mike Wells[4]	812,252	313,142	149,122	976,272	946,508	1,922,780	400%	1247%
Non-executive Directors
Howard Davies	9,514	299	-	9,813	-	9,813	100%	147%
David Law	9,066	-	-	9,066	-	9,066	100%	136%
Kai Nargolwala	70,000	-	-	70,000	-	70,000	100%	1049%
Anthony Nightingale	50,000	-	-	50,000	-	50,000	100%	749%
Philip Remnant	6,916	-	-	6,916	-	6,916	100%	104%
Alice Schroeder[5]	14,500	-	-	14,500	-	14,500	100%	217%
Lord Turner[6]	6,719	-	-	6,719	-	6,719	N/A	N/A
Thomas Watjen[7]	10,340	-	-	10,340	-	10,340	100%	155%
Fields Wicker-Miurin	1,000	3,500	-	4,500	-	4,500	100%	67%
Amy Yip[8]	-	-	-	-	-	-	100%	0%

*
There were no changes of Directors' interests in ordinary shares between 31 December 2019 and 10 March 2020 with the exception of the UK based Executive Directors due to their participation in the monthly Share Incentive Plan (SIP). Mark FitzPatrick acquired a further 42 shares in the SIP and Mike Wells acquired a further 43 shares in the SIP during this period.
†
Further information on share awards subject to performance conditions are detailed in the 'Share-based long-term incentive awards' section of the Supplementary information.
‡
Holding requirement of the Articles of Association (2,500 ordinary shares) must be obtained within one year of appointment to the Board. The increased guidelines for Executive Directors were introduced with effect from January 2013 and increased again in 2017. Executive Directors normally have 5 years from this date (or date of joining or role change, if later) to reach the enhanced guideline. The guideline for Non-executive Directors was introduced on 1 July 2011. Non-executive Directors normally have 3 years from their date of joining to reach the guideline. During 2019, the periods available to reach the guidelines for Executive Directors and Non-executive Directors were revised to recognise that shares they beneficially held in M&G post demerger no longer counted towards the guideline. Directors are expected to rebuild the value of their shareholding in line with the share ownership guidelines within a reasonable timeframe.
§
Based on the average closing price for the six months to 31 December 2019 £14.68.

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

Notes

1
Michael Falcon was appointed to the Board on 7 January 2019. He stepped down from the Board on 16 May 2019. Total interest in shares is shown at the date he stepped down from the Board. For the 16 May 2019 figure, Michael Falcon's beneficial interest in shares is made up of 25,994 ADRs (representing 51,988 ordinary shares).
2
John Foley stepped down from the Board on 16 May 2019. Total interest in shares is shown at this date.
3
Nic Nicandrou stepped down from the Board on 16 May 2019. Total interest in shares is shown at this date.
4
For the 1 January 2019 figure, Mike Wells's beneficial interest in shares is made up of 297,320 ADRs (representing 594,640 ordinary shares) and 217,612 ordinary shares. For the 31 December 2019 figure, his beneficial interest in shares is made up of 297,320 ADRs (representing 594,640 ordinary shares) and 381,632 ordinary shares.
5
For the 1 January 2019 figure, Alice Schroeder's beneficial interest in shares is made up of 7,250 ADRs (representing 14,500 ordinary shares). For the 31 December 2019 figure, the beneficial interest in shares is made up of 7,250 ADRs (representing 14,500 ordinary shares).
6
Lord Turner stepped down from the Board on 16 May 2019. Total interest in shares is shown at this date.
7
For the 1 January 2019 figure, Thomas Watjen's beneficial interest in shares is made up of 5,170 ADRs (representing 10,340 ordinary shares). For the 31 December 2019 figure, the beneficial interest in shares is made up of 5,170 ADRs (representing 10,340 ordinary shares).
8
Amy Yip was appointed to the Board on 2 September 2019.

The bar chart below illustrates the Executive Directors' shareholding as a percentage of base salary versus the share ownership guideline.

Outstanding share options

The following table sets out the share options held by the Executive Directors in the UK Savings-Related Share Option Scheme (SAYE) as at the end of the period. No other directors participated in any other option scheme.

				Exercise period		Number of options
	Date of grant	Exercise price (pence)	Market price at 31 Dec 2019 (pence)	Beginning	End	Beginning of period	Granted	Exercised	Cancelled	Forfeited	Lapsed	End of period

Mark FitzPatrick	21 Sep 17	1455	1449	01 Dec 22	31 May 23	2,061	-	-	-	-	-	2,061
James Turner	21 Sep 17	1455	1449	01 Jan 21	30 Jun 21	1,237	-	-	-	-	-	1,237

Notes

1
No Directors exercised SAYE options in 2019.
2
No price was paid for the award of any option.
3
The highest and lowest closing share prices during 2019 were £17.90 and £12.80 respectively.
4
All exercise prices are shown to the nearest pence.

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

	Service contracts			External appointment

	Date of contract	Notice period to the Company	Notice period from the Company	External appointment during 2019	Fee received in the period the Executive Director was a Group Director

Executive Directors
Michael Falcon	11 October 2018	12 months	12 months	-	-
Mark FitzPatrick	17 May 2017	12 months	12 months	-	-
John Foley	8 December 2010	12 months	12 months	-	-
Nic Nicandrou	27 April 2009	12 months	12 months	-	-
James Turner	1 March 2018	12 months	12 months	Yes	£60,000
Mike Wells	21 May 2015	12 months	12 months	-	-

Directors served on the boards of educational, charitable and cultural organisations without receiving a fee for these services.

Details of changes to the Board of Directors during the year are set out in the Governance section.

Letters of appointment of the Chairman and Non-executive Directors

Details of Non-executive Directors' individual appointments are outlined below. The Directors' remuneration policy contains further details on their letters of appointment.

Chairman/Non-executive Director	Appointment by the Board	Notice period	Time on the Board at 2020 AGM

Chairman
Paul Manduca	15 October 2010 (Chairman from July 2012)	12 months	9 years 7 months
Non-executive Directors
Philip Remnant	1 January 2013	6 months	7 years 4 months
Howard Davies	15 October 2010	6 months	9 years 7 months
David Law	15 September 2015	6 months	4 years 8 months
Kai Nargolwala	1 January 2012	6 months	8 years 4 months
Anthony Nightingale	1 June 2013	6 months	6 years 11 months
Alice Schroeder	10 June 2013	6 months	6 years 11 months
Thomas Watjen	11 July 2017	6 months	2 years 10 months
Fields Wicker-Miurin	3 September 2018	6 months	1 year 8 months
Amy Yip	2 September 2019	6 months	8 months

Note

On 10 December 2019 and 30 January 2020 the Company announced the appointment of Non-executive Directors, Jeremy Anderson and Shriti Vadera, to the Board effective 1 January 2020 and 1 May 2020 respectively.

Recruitment and relocation arrangements

In making decisions about the remuneration arrangements for those joining the Board, the Committee worked within the current Directors' remuneration policy approved by shareholders and was mindful of:

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

Michael Falcon

Michael Falcon was appointed as Chairman and Chief Executive Officer, Jackson National Holdings LLC and joined the Board on 7 January 2019. Details of his remuneration arrangements on appointment, including the terms of his buy-out awards, were disclosed in the 2018 Directors' Remuneration Report.

Details of the remuneration he received during 2019 in his role as Executive Director of Prudential plc, including his buy-out award, are set out in the 2019 'single figure' table.

James Turner

James Turner relocated to Hong Kong in August 2019 in order to support our dialogue with the Hong Kong IA. Relocation support was provided in line with the current Directors' remuneration policy and included shipping of personal effects from the UK, temporary accommodation, a housing allowance for his permanent Hong Kong residence and support for visa applications and the preparation of necessary Hong Kong tax returns. Ongoing benefits will be provided in line with the local Prudential Corporation Asia policies. Since Mr Turner has moved with his school-aged child, he received education support on the same basis as other executives based in Hong Kong.

Details of the remuneration he received during 2019 in his role as Group Chief Risk and Compliance Officer, including this relocation support are set out in the 2019 'single figure' table.

Payments to past Directors and payments for loss of office

The Committee's approach when exercising its discretion under the policy is to be mindful of the particular circumstance of the departure and the contribution the individual made to the Group.

On 21 May 2019, the Company confirmed that John Foley, Chief Executive of M&GPrudential, Nic Nicandrou, Chief Executive of Prudential Corporation Asia, and Michael Falcon, Chairman and Chief Executive Officer, Jackson Holdings LLC, stepped down as members of the Prudential plc Board at the end of the Annual General Meeting on 16 May 2019 as part of our progress towards the demerger of M&G plc. They remained in their executive roles and continued to be members of the Group Executive Committee with Mr Foley leaving the Group on 21 October 2019 on the demerger of M&G plc.

The remuneration of these executives was managed in line with the currently approved Directors' remuneration policy and they have not received any loss of office payment in respect of their service as Directors.

Michael Falcon

An annual incentive award has been paid to Michael Falcon for the whole of 2019 as he remained a member of the Group Executive Committee after leaving the Board. This award was determined on performance achieved when the 2019 results were known. Sixty per cent of it was paid in cash in the usual way, and 40 per cent was deferred into Prudential ADRs (to be released in the Spring of 2023). In addition, he was eligible to receive a 10 per cent share of the Jackson bonus pool of which 40 per cent is similarly deferred. These awards continue to be subject to malus and clawback provisions.

Mr Falcon's 2019 PLTIP award will vest in line with the original vesting date, subject to the satisfaction of the original performance conditions. These awards will also continue to be subject to the original malus and clawback provisions, and awards will remain subject to a two-year holding period following the end of the three-year performance period. The terms of Mr Falcon's buy-out awards as disclosed in the 2018 Directors' remuneration report have not been changed and awards will vest in line with the original vesting schedule. The number of Prudential ADRs over which options have been granted has been adjusted in line with the approach set out in the section on 'Remuneration decisions taken in relation to the demerger'. In November 2019, Mr Falcon exercised the first tranche of this replacement award. The gross value of the award exercised (which included dividend equivalents) was $464,198. Mr Falcon is the sole participant in this arrangement and no further awards will be made to Mr Falcon under this plan.

Details of the remuneration received during 2019 in respect of his role as an Executive Director are set out in the 2019 single figure table.

John Foley

Following his retirement from the Board on 16 May 2019, John Foley's employment with the Group ended on 21 October 2019 on the demerger of M&G plc and he continued as the Chief Executive Officer, M&G plc. The Committee determined that Mr Foley would not receive a bonus from Prudential plc for any part of the 2019 performance year. On the demerger date, Mr Foley's unvested awards under the Prudential deferred AIP and the PLTIP were cancelled by Prudential plc. These awards were converted by M&G plc into awards over M&G plc shares in line with the M&G plc Directors' remuneration policy. Further information on Mr Foley's 2019 remuneration arrangements may be found in the M&G plc 2019 Directors' remuneration report.

Nic Nicandrou

An annual incentive award has been paid to Nic Nicandrou for the whole of 2019 as he remained a member of the Group Executive Committee after leaving the Board. This award was determined on performance achieved when the 2019 results were known. Sixty per cent of it was paid in cash in the usual way, and 40 per cent was deferred into Prudential plc shares (to be released in the Spring of 2023). This award continues to be subject to malus and clawback provisions.

Details of the remuneration received during 2019 in respect of his role as an Executive Director are set out in the 2019 'single figure' table.

Mr Nicandrou's unvested awards under the Prudential deferred AIP will be released on the original timetable and remain subject to malus and clawback provisions. Outstanding long-term incentive awards will vest in line with the original vesting dates, subject to the satisfaction of the original performance conditions. The number of Prudential plc shares under award have been adjusted in line with the approach set out in the section on 'Remuneration decisions taken in relation to the demerger'. These awards will also continue to be subject to the original malus and clawback provisions, and awards will remain subject to a two-year holding period following the end of the three-year performance period.

Barry Stowe

Barry Stowe retired as Chairman and Chief Executive, NABU on 31 December 2018. He remained as an adviser to the Group until his employment ended on 31 December 2019. Mr Stowe received US$1,466,000 in respect of salary, benefits, and pension between 1 January and 31 December 2019. As disclosed in the 2018 Directors' remuneration report, the Committee exercised its discretion in accordance with the approved Directors' remuneration policy and determined that Mr Stowe should be allowed to keep his unvested 2017 and 2018 PLTIP awards which will vest in line with the original vesting dates, subject to the satisfaction of the performance conditions under the plan rules, remain subject to malus and clawback provisions, and will be pro-rated for service to the date Mr Stowe retired from the Board to 31 December 2018. Mr Stowe was not eligible for a 2019 bonus and was not granted a 2019 PLTIP award.

As set out in the section 'Remuneration in respect of performance in 2019' the performance conditions attached to Mr Stowe's 2017 PLTIP awards were partially met and 68.75 per cent will be released in 2020. The number of Prudential plc ADRs under award have been adjusted in line with the approach set out in the section on 'Remuneration decisions taken in relation to the demerger'. The details of Mr Stowe's award are set out below:

Award	Number of ADRs vesting[1]	Value of ADRs vesting[2]

Prudential LTIP	62,395	£1,777,756

Notes

1
The number of ADRs vesting include accrued dividends.
2
The ADR price used to calculate the value was the average ADR price for the three months up to 31 December 2019, being US$36.37.

Tony Wilkey

Tony Wilkey stepped down from the Board on 17 July 2017 and his employment ended with the Group on 17 July 2018. As disclosed in the 2017 Directors' remuneration report, the Committee exercised its discretion in accordance with the approved Directors' remuneration policy and determined that Mr Wilkey should be allowed to keep his unvested PLTIP awards granted in 2017. This award will vest in accordance with the original timetable, subject to the original performance conditions, remain subject to malus and clawback provisions, and will be pro-rated for service. This is the last PLTIP award that will vest to Mr Wilkey.

As set out in the section 'Remuneration in respect of performance in 2019' the performance conditions attached to Mr Wilkey's 2017 PLTIP awards were partially met and 61.75 per cent will be released in 2020. The number of Prudential plc shares under award have been adjusted in line with the approach set out in the section on 'Remuneration decisions taken in relation to the demerger'. The details of Mr Wilkey's award are set out below:

Award	Number of shares vesting[1]	Value of shares vesting[2]

Prudential LTIP	44,969	£622,821

Notes

1
The number of shares vesting include accrued dividend shares.
2
The share price used to calculate the value was the average share price for the three months up to 31 December 2019, being £13.85.

Other Directors

A number of former Directors receive retiree medical benefits for themselves and their partner (where applicable). This is consistent with other senior members of staff employed at the same time. A de minimis threshold of £10,000 has been set by the Committee; any payments or benefits provided to a past Director above this amount will be reported.

Statement of voting at general meeting

At the 2017 Annual General Meeting, shareholders were asked to vote on the current Directors' remuneration policy and at the 2019 Annual General Meeting, shareholders were asked to vote on the 2018 Directors' remuneration report. Each of these resolutions received a significant vote in favour by shareholders and the Committee is grateful for this support and endorsement by our shareholders. The votes received were:

Resolution	Votes for	% of votes cast	Votes against	% of votes cast	Total votes cast	Votes withheld

To approve the Directors' remuneration policy (2017 AGM)	1,773,691,171	90.71	181,582,497	9.29	1,955,273,668	45,820,585

To approve the Directors' remuneration report (2019 AGM)	1,948,451,528	95.71	87,313,483	4.29	2,035,765,011	6,608,034

Statement of implementation in 2020

Base salary

Executive Directors' remuneration packages were reviewed in 2019 with changes effective from 1 January 2020. When the Committee took these decisions, it considered the salary increases awarded to other employees in 2019 and the expected increases in 2020. The external market reference points used to provide context to the Committee were similar to those used for 2019 salaries.

All Executive Directors received a salary increase of 2 per cent. The 2020 salary increase budgets for other employees across the Group's business units were between 2.5 per cent and 5.1 per cent.

Pension entitlements from 2020

Externally or internally-recruited Executive Directors appointed on or after the date of the 2020 AGM will be offered pension benefits of 13 per cent of salary, aligned with the employer pension contribution available to the UK workforce and broadly reflecting the pension benefits for the workforce in locations across Asia and the US. The Committee intends to reduce incumbent Executive Directors' pension benefits from 25 per cent to 20 per cent of salary on the following basis:

  •
  From 14 May 2020 (the effective date of the new policy), incumbent Executive Directors' pension benefits will be reduced to 22.5 per cent of base salary; and
  •
  From 14 May 2021, incumbent Executive Directors' pension benefits will be reduced to 20 per cent of base salary.

In addition, statutory contributions will continue to be made into mandatory pension arrangements in the country in which the Executive Directors are based, in line with the local requirements.

Annual bonus

No changes have been made to the bonus opportunities for Executive Directors for 2020.

In recent years, bonuses for the Group Chief Risk and Compliance Officer have been based entirely on a combination of personal and functional measures, an approach aligned with Solvency II remuneration requirements under the PRA. In 2020 the Committee has introduced a financial element in the bonus for the Group Chief Risk and Compliance Officer. The 2020 bonus for this role will be based on 40 per cent Group financial measures, 40 per cent functional objectives and 20 per cent personal measures. This is in line with the current draft of the Hong Kong IA's guideline on the remuneration of key persons in control functions. It reflects the Committee's view that it is important that this role and other control function staff continue to demonstrate long-term commercial sensitivity and are rewarded in a way which allows the Company to recruit the very best talent to these roles.

AIP payments for all Executive Directors have been previously subject to meeting Solvency II minimum capital thresholds which were aligned to the Group and business unit risk framework and appetites (as adjusted for any Group Risk Committee and/or business unit risk committees approved counter-cyclical buffers). This will be replaced with LCSM minimum capital thresholds aligned to the Group and business unit framework and appetites. No other changes have been made to the bonus performance measures and weightings for the other Executive Directors.

2020 share-based long-term incentive awards

Award levels

No change to the PLTIP award levels of the Group Chief Executive of 400 per cent of base salary or the Group Chief Risk and Compliance Officer of 250 per cent of base salary are proposed. In recognition of Mark FitzPatrick's expanded role and responsibilities in 2019, together with the Board's view of his strong performance, potential and criticality to the Group, the Committee intends to increase the value of his long-term incentive award within the current policy limit for 2020 to 300 per cent of base salary (from 250 per cent at present). This approach is also considered to support the promotion of stewardship and long-term focus.

Performance conditions

The post-demerger Prudential Group is focused on capturing the structural growth opportunity across the Asian and African markets under Prudential Corporation Asia, its Asian business unit. In the US, its business unit, Jackson, will seek to benefit from the growing retirement market and to provide enhanced cash generation to the post-demerger Prudential Group.

The Executive Directors' long-term incentive awards will continue to be made under the PLTIP. The Company will look to build long-term shareholder value by continuing to focus on achieving sustainable, profitable growth and retaining a resilient balance sheet, with a disciplined approach to active capital allocation. As set out in the 2018 Directors' remuneration report and following our conversations with investors last year, the vesting of the major part of 2019 awards under the PLTIP is dependent on the achievement of a relative TSR target. As also indicated in last year's report, this was appropriate in the context of the demerger and the Committee intended to develop performance measures for 2020 and subsequent years in light of the evolving priorities of the business.

To this end, the Committee will introduce a new return on equity performance measure, operating return on average shareholders' funds, for the 2020 PLTIP awards, incentivising the efficient use of capital as well as shareholder returns. Using this metric alongside TSR and a sustainability scorecard will ensure that the full value of long-term incentive awards is attained only where capital is effectively deployed in a way that creates shareholder returns superior to those delivered by peers while conduct and diversity expectations are met. The weighting of measures for the 2020 PLTIP awards will be as follows:

  •
  Relative TSR (50 per cent of award);
  •
  A return on equity measure (30 per cent of award); and
  •
  Sustainability scorecard of strategic measures (20 per cent of award).

The proportion of 2020 long-term incentive awards which will vest for threshold performance will remain at 20 per cent. This level of threshold vesting is formalised in the proposed 2020 Directors' remuneration policy.

Since these measures are in line with the remuneration requirements for control staff under the draft Hong Kong IA Corporate Governance Guideline, the weightings of the Group Chief Risk and Compliance Officer's PLTIP performance targets will be the same as that of the other Executive Directors.

Relative TSR

Under the Group TSR measure, 20 per cent of the award will vest for TSR at the median of the peer group, increasing to full vesting for performance within the upper quartile. TSR is measured on a local currency basis since this has the benefit of simplicity and directness of comparison. A comprehensive review of the TSR peer group which anticipated the Group's post-demerger footprint was undertaken for the 2019 PLTIP awards. The companies were selected based on organisational size, product mix and geographical footprint. The peer group for 2020 PLTIP awards is the same as that used for 2019 and is set out below:

Aegon	AIA	AXA Equitable	China Taiping Insurance
Great Eastern	Lincoln National	Manulife	MetLife
Ping An Insurance	Principal Financial	Prudential Financial	Sun Life Financial

Operating return on average shareholders' funds

Operating return on average shareholders' funds is calculated as adjusted IFRS operating profit based on longer-term investment returns ('adjusted operating profit') after tax and net of non-controlling interests divided by average shareholders' funds, is assessed at Group level. 20 per cent of the award will vest for achieving the threshold level of performance of 16.7 per cent, increasing to full vesting for reaching the stretch level of at least 22.9 per cent.

Sustainability scorecard

Under the 2020 sustainability scorecard, performance will be assessed for each of the four measures, at the end of the three-year performance period. Performance will be assessed on a sliding scale. Each of the measures has equal weighting and the 2020 measures are set out below:

Capital measure: Cumulative three-year ECap Group operating capital generation relative to plan, less cost of capital (based on the capital position at the start of the performance period).

Vesting basis: 20 per cent vesting for achieving Plan, increasing to full vesting for performance above stretch level. The plan figure for this metric will be published in the Annual Report for the final year of the performance period.

Capital measure: Cumulative three-year LCSM operating capital generation relative to plan

Vesting basis: 20 per cent vesting for achieving Plan, increasing to full vesting for performance above stretch level. The plan figure for this metric will be published in the Annual Report for the final year of the performance period.

Conduct measure: Through strong risk management action, ensure there are no significant conduct/culture/governance issues that result in significant capital add-ons or material fines.
Vesting basis: 20 per cent vesting for partial achievement of the Group's expectations, increasing to full vesting for achieving the Group's expectations.

Diversity measure: Percentage of the Leadership Team that is female at the end of 2022. The target for this metric will be based on progress towards the goal that the Company set when it signed the Women in Finance Charter, specifically that 30 per cent of our Leadership Team will be female by the end of 2021.

Vesting basis: 20 per cent vests for meeting the threshold of at least 27 per cent of our Leadership Team being female at the end of 2022, increasing to full vesting for reaching the stretch level of at least 33 per cent being female at that date.

Changes in line with the 2020 Directors' remuneration policy

Post-directorship share ownership

The Committee is building on the share ownership guidelines which apply to executives during their employment by introducing a formal, post-employment shareholding guideline. Executive Directors will, on leaving the Board, be required to maintain their in-employment share ownership guideline for a period of two years or their actual shareholding on the date of their retirement from the Board if lower. This obligation will be implemented by requiring retiring Executive Directors to obtain clearance to deal in the Company's shares during the two years following their retirement in the same way as they must during the time on the Board. No changes have been made to Executive Directors' in-employment share ownership guidelines.

Chairman and Non-executive Directors

Fees for the Chairman and Non-executive Directors were reviewed in 2019 with changes effective from 1 July 2019, as set out under the 'Chairman and Non-executive Director remuneration in 2019' section. The next review will be effective 1 July 2020. Fees for the Chairman will be paid in US dollars from May 2020.

New Directors' remuneration policy

This section sets out the revised Directors' remuneration policy which will be put forward to shareholders for a binding vote at the 2020 AGM on 14 May 2020. If approved this policy will apply immediately for three years following the AGM. This policy has evolved from the current policy which was approved at the AGM held on 18 May 2017 and has applied from that date.

The current policy has operated as intended.

During 2019, the Committee reviewed the policy, taking into account the demerger, the views of our shareholders, the new UK Corporate Governance Code, evolving market practice and the broader regulatory and competitive environment. It also considered workforce remuneration and related policies in the business units across the Group, including how the Company's incentive arrangements are aligned with culture. Input was sought from the management team, while ensuring that conflicts of interest were suitably mitigated.

In reviewing the policy, alternative remuneration structures were considered. Following careful consideration, the Committee decided to retain the key features of the current remuneration model since it is appropriate for a growth company, is well understood and drives the right behaviour and outcomes. However, as described in the Chairman's letter, the Committee felt that it was important to make changes to specific components in order to:

  •
  Align reward with the strategic priorities and capital framework of the post-demerger business;
  •
  Strengthen the community of interest between executives and other shareholders; and
  •
  Foster alignment between the remuneration of executives and the wider workforce.

Fixed pay policy for Executive Directors

Component and purpose	Operation	Opportunity

Base salary Paying salaries at a competitive level enables the Company to recruit and retain key executives.	Prudential's policy is to offer all Executive Directors base salaries that are competitive within their local market.

The Committee reviews salaries annually with changes normally effective from 1 January. In determining base salary for each executive, the Committee considers factors such as:

–

Salary increases for other employees across the Group;

–

The performance and experience of the executive;

–

The size and scope of the role;

–

Group financial performance;

–

Internal relativities; and

–

External factors such as economic conditions and market data, taking into account the geographies and markets in which the Company operates.

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

Prudential's policy is for the Committee to have the discretion to offer Executive Directors benefits which reflect their individual circumstances and are competitive within their local market, including:

–

Health and wellness benefits;

–

Protection and security benefits;

–

Transport benefits;

–

Family and education benefits;

–

All employee share plans and savings plans;

–

Relocation and expatriate benefits; and

–

Reimbursed business expenses (including any tax liability) incurred when travelling overseas in performance of duties.

The maximum paid will be the cost to the Company of providing these benefits. The cost of these benefits may vary from year to year but the Committee is mindful of achieving the best value from providers.

Component and purpose	Operation	Opportunity

Provision for an income in retirement Pension benefits provide executives with opportunities to save for an income in retirement.	Prudential's policy is to offer all Executive Directors a pension provision that is competitive and appropriate in the context of pension benefits for the wider workforce.

Executives have the option to:

–

Receive payments into a defined contribution scheme; and/or

–

Take a cash supplement in lieu of contributions.

In addition, Executive Directors may receive statutory contributions to mandatory pension arrangements in the country in which they are based in line with local requirements.

New Executive Directors, either externally recruited or promoted from within the Company, will be entitled to receive pension contributions or a cash supplement (or a combination of the two) of 13 per cent of base salary.

Current Executive Directors are entitled to receive pension contributions or a cash supplement (or combination of the two) of 22.5 per cent of base salary from the date of this Policy (a reduction from 25 per cent of base salary in the previous Policy) and 20 per cent of base salary from 14 May 2021.

In addition, statutory contributions will be made to mandatory pension arrangements in the country in which the Executive Directors are based, in line with the local requirements.

Annual bonus policy for Executive Directors

Annual bonus
Payments under the Annual Incentive Plan (AIP) incentivise the delivery of stretching financial, functional and/or personal objectives which are drawn from the annual business plan.

Operation	Currently all Executive Directors participate in the AIP. The AIP payments for all Executive Directors are subject to the achievement of financial, functional and/or personal objectives.

Form and timing of payment	All Executive Directors are required to defer a percentage of their total annual bonus into Prudential shares. Currently all Executive Directors defer 40 per cent of their bonus for three years, with the remaining proportion of their bonus paid in cash following the end of the performance year.

The release of deferred bonus awards is not subject to any further performance conditions. Deferred bonus awards carry the right to accumulate an amount to reflect the dividends paid on the released shares during the deferral period. These dividend equivalents will normally be settled in shares, but there is the flexibility to deliver them in cash.

The Committee has the authority to apply clawback and/or a malus adjustment to all, or a portion of, the cash and deferred award elements of the bonus. More details about clawback and malus are set out below. See the 'Policy on corporate transactions' section for details of the Committee's powers in the case of corporate transactions.

Determining annual bonus awards	In assessing financial performance, the Committee determines the AIP award for each Executive Director with reference to the performance achieved against approved performance ranges.

In assessing performance, the Committee will take into account the personal performance of the Executive Director and the Group's risk framework and appetite, as well as other relevant factors. To assist them in their assessment the Committee considers advice from the Group Risk Committee on adherence to the Group's risk framework and appetite and to all relevant conduct standards.

The Committee may adjust the formulaic outcome based on the performance targets to reflect the underlying performance of the Company by applying discretion within the limits of the Policy. The Committee will disclose in the next Directors' Remuneration Report where discretion is used.

Opportunity	The maximum AIP opportunity is up to 200 per cent of salary for Executive Directors. Annual awards are disclosed in the relevant Annual report on remuneration.

Performance measures	The Committee has the discretion, for each Executive Director, to determine the specific performance conditions attached to each AIP cycle and to set annual targets for these measures with reference to the business plans approved by the Board. The financial measures used for the AIP will typically include profit and cash flow targets and payments depend on the achievement of minimum capital thresholds and operation within the Board approved risk framework and appetite. For the measures to be used in 2020, please refer to the Annual report on remuneration.

No bonus is payable under the AIP for performance at or below the threshold level, increasing to 100 per cent for achieving or exceeding the maximum level.

The weightings of the performance measures for 2020 for all Executive Directors, other than the Group Chief Risk and Compliance Officer, are 80 per cent Group financial measures and 20 per cent personal measures. For the Group Chief Risk and Compliance Officer, the weightings of performance measures for 2020 are 40 per cent Group financial measures, 40 per cent functional objectives and 20 per cent personal measures.

The Committee retains the discretion to adjust and/or set different performance measures and/or targets if events occur (such as a change in strategy, a material acquisition and/or divestment of a Group business, a change in share capital of the Company, a change in the capital framework, or the requirements of the Company's regulators or a change in prevailing market conditions) which cause the Committee to determine that the measures and/or targets are no longer appropriate and that amendment is required so that they achieve their original purpose (or comply with such regulatory requirements).

Amendments	The Committee may make amendments to the rules of the deferred bonus plan which it considers appropriate (such as amendments which benefit the administration of the plan) but it will not make any amendments which are incompatible with the approved Directors' remuneration policy.

Committee discretions	In determining awards under the AIP, the Committee retains the discretion to adjust the formulaic outcome against any or all measures if it considers that the outcome does not reflect the underlying financial or non-financial performance of the participant or any member of the Group over the performance period and/or there exists any other reason why an adjustment is appropriate, taking into account such factors as the Committee considers relevant.

Long-term incentive policy for Executive Directors

Prudential Long Term Incentive Plan (PLTIP)
The Prudential Long Term Incentive Plan is designed to incentivise the delivery of:

•

Longer-term business plans;

•

Sustainable long-term returns for shareholders; and

•

Group strategic priorities, such as disciplined risk and capital management.

Operation	Currently all Executive Directors participate in the PLTIP.

Prudential's policy is that Executive Directors may receive long-term incentive awards with full vesting only achieved if the Company meets stretching performance targets.

The rules of the PLTIP were approved by shareholders in 2013. Subsequent to this, minor amendments have been made to the rules to incorporate clawback provisions, provide for a holding period and to ensure participants were no better or no worse off as a result of the demerger of M&G plc from Prudential plc.

Granting awards	The PLTIP is a conditional share plan: the shares which are awarded will ordinarily vest after three years to the extent that performance conditions have been met. If performance conditions are not achieved, the unvested portion of any award lapses and performance cannot be retested.

The PLTIP has a three-year performance period (although the Committee has the discretion to apply shorter or longer performance periods when the PLTIP is used for buy-out awards on recruitment – see the 'Approach to recruitment remuneration' section).

Holding period	Awards made under this Policy are normally subject to a holding period which ends on the fifth anniversary of the award (except for buyout awards made under the PLTIP or, for example, in the case of the death of an executive).

The Company may sell such number of shares as is required to satisfy any tax liability that arises on vesting. The balance of shares will be subject to the holding period.

Determining the release of the award	The Committee has the authority to apply clawback and/or a malus adjustment to all, or a portion of, a PLTIP award. More details about clawback and malus are set out below.

Awards carry the right to accumulate an amount to reflect the dividends paid on the released shares, during the period between the awards being granted and the award vesting. Dividend equivalents will normally be settled in shares, but there is the flexibility to deliver them in cash.

Opportunity	The value of shares awarded under the PLTIP (in any given financial year) may not exceed 550 per cent of the executive's annual basic salary.

Awards made in a particular year are usually significantly below this limit.

In 2020, the Committee intends to make awards at the following levels under the PLTIP (as a percentage of base salary):

Group Chief Executive           400 per cent

Group Chief Financial Officer and

Chief Operating Officer           300 per cent

Group Chief Risk and

Compliance Officer           250 per cent

The Committee would consult with major shareholders before making any increase to current award levels. Award levels are disclosed in the relevant Annual report on remuneration.

The maximum vesting under the PLTIP is 100 per cent of the original share award plus accrued dividend equivalents.

Performance measures	The performance conditions attached to PLTIP 2020 awards for all Executive Directors are:

Relative TSR (50 per cent of award);

A Return on Equity measure (30 per cent of award); and

Sustainability scorecard measures (20 per cent of award).

Using a Return on Equity metric alongside TSR and a sustainability scorecard will ensure that the full value of long-term incentive awards is attained only where capital is effectively created and deployed in a way which creates shareholder returns superior to those delivered by peers while conduct and diversity expectations are met.

The Committee may decide to attach different performance conditions and/or change the conditions' weighting for future PLTIP awards. The performance conditions attached to each award will be disclosed in the relevant Annual report on remuneration.

Relative TSR is measured over three years. 20 per cent of this portion of each award will vest for achieving the threshold level of median, increasing to full vesting for meeting the stretch level of upper quartile. TSR is measured against a peer group of international insurers similar to Prudential in size, geographic footprint and products. The peer group for each award is disclosed in the relevant Annual report on remuneration.

Three year cumulative Return on Equity, defined as Operating return on average shareholder funds, calculated as adjusted IFRS operating profit based on longer-term investment returns ('adjusted operating profit') after tax and net of non-controlling interests divided by average shareholder funds, is assessed at Group level. Threshold and maximum achievement levels will be set at the beginning of the performance periods in line with the three-year business plan. 20 per cent of this portion of the award will vest for achieving threshold performance increasing to full vesting for meeting stretch targets.

Performance against the measures in the scorecard of sustainability measures is assessed at the end of the three-year performance period. For the 2020 awards these measures will be equally weighted. 20 per cent of this portion of the award will vest for achieving threshold performance increasing to full vesting for meeting stretch targets. The scorecard measures for each award are disclosed in the relevant Annual report on remuneration for the year of grant.

The Committee also considers advice from the Group Risk Committee on whether results were achieved within the Group's and business units' risk framework and appetite and to all relevant conduct standards.

Committee discretions	For any award made under the PLTIP to vest, the Committee must be satisfied that the quality of the Company's underlying financial performance justifies the level of reward delivered at the end of the performance period. The Committee receives data about factors such as risk management and the cost of capital to support their decision. The Committee has the discretion to alter or disapply the holding period if it believes that it is appropriate. See the 'Policy on corporate transactions' section for details of the Committee's powers in the case of corporate transactions.

The Committee retains the ability to amend the performance conditions and/or targets attached to an award and/or set different performance measures (or to revise the weighting of measures) which apply to new or outstanding long-term incentive awards if:

•

events occur which cause the Committee to determine that circumstances relevant to the performance conditions have changed such that the measures described in this section are no longer appropriate; and

•

that amendment is required so that they achieve their original purpose, provided the Committee is satisfied that the amended measure and/or target range will be a fairer measure of performance and no more or less demanding than the original condition.

Examples of such events could include a change in strategy, a material acquisition and/or divestment of a Group business or a change in the share capital of the Company, a change in the requirements of the Company's regulators or a change in prevailing market conditions. The Committee would seek to consult with major shareholders before revising performance conditions on outstanding awards under the PLTIP.

It is the intention of the Committee that PLTIP awards should normally reflect the outcomes of performance measures set. However, the Committee may, in its discretion, adjust (including by reducing to nil) the formulaic outcome under the PLTIP if it considers that:

(i) the extent to which any performance condition has been met does not reflect the underlying financial or non-financial performance of the participant or any member of the Group over the performance period; or

(ii) there exists any other reason why an adjustment is appropriate, taking into account such factors as the Committee considers relevant, including the context of circumstances that were unexpected or unforeseen at the date of grant

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

Share ownership guidelines for Executive Directors
It is imperative that the Company's remuneration arrangements align the interests of executives and other shareholders. The following reinforces this alignment.

In-employment guidelines	Under the Articles of Association, all Executive Directors are required to hold at least 2,500 shares and have one year, from their date of appointment to the Board, to acquire these.

The share ownership guidelines for the Executive Directors during their employment are:

400 per cent of salary for the Group Chief Executive;

250 per cent of salary for the Group Chief Financial Officer and Chief Operating Officer; and

250 per cent of salary for the Group Chief Risk and Compliance Officer.

Executives normally have five years from the later of the date of their appointment or promotion, or the date of an increase in these guidelines, to build this level of ownership. Shares earned and deferred under the AIP are included in calculating the Executive Director's shareholding for these purposes, as are shares held by members of an Executive Director's household. Unvested share awards under long-term incentive plans are not included but vested share awards under long-term incentive plans which are subject to the holding period are included.

Progress against the share ownership guidelines is detailed in the 'Statement of Directors' shareholdings' section of the Annual report on remuneration.

Should an Executive Director not meet the share ownership guidelines, the Remuneration Committee retains the discretion to determine how this should be addressed, taking account all of the prevailing circumstances. In the absence of mitigating circumstances, if an Executive Director fails to comply with the share ownership guideline in the required timeframe and has not (in the opinion of the Remuneration Committee) taken reasonable steps to achieve compliance, despite encouragement to do so, then the Remuneration Committee may take steps including preventing the individual from selling shares/ADRs or mandating the use of any cash bonuses to buy Prudential plc shares/ADRs.

Post Directorship guidelines	When an Executive Director leaves the Board, they will be required to hold the lower of their actual shareholding on the date of their retirement from the Board and their in-employment share ownership guideline for a period of two years.

The Committee has the discretion to disapply or reduce this requirement in extenuating circumstances, for example if the Executive Director takes up a role with a Regulator or for compassionate reasons (such as genuine financial hardship or on death).

Malus and clawback policy

As detailed in the policy table, the Committee may apply clawback and/or a malus adjustment to variable pay in certain circumstances as set out below. The Committee can delay the release of awards pending the completion of an investigation which could lead to the application of malus or clawback.

Circumstances when the Committee may exercise its discretion to apply malus or clawback to an award

Malus (applies in respect of any annual bonus or long-term incentive award) Allows unvested shares awarded under deferred bonus and LTIP plans to be forfeited or reduced in certain circumstances.	Where a business decision taken during the performance period by the business which the participant leads has resulted in a material breach of any law, regulation, code of practice or other instrument that applies to companies or individuals within the business.

Where there is a materially adverse restatement of the accounts for any year during the performance period of (i) the business unit in which the participant worked at any time in that year; and/or (ii) any member of the Group which is attributable to incorrect information about the affairs of that business unit; or (iii) for awards made in 2020 or later, it becomes apparent that the calculation of payments was based on erroneous or misleading data or otherwise incorrect.

Where an individual's personal conduct during the relevant performance period has resulted in the Company, or any member of the Group, suffering significant reputational or financial damage; the potential to cause significant reputational or financial damage; and/or the material breach of the Group's business code of conduct or law.

Where any matter arises which the Committee believes affects or may affect the reputation of the Company or any member of the Group.

Clawback Allows cash and share awards, including shares subject to the holding period, to be recovered before or after release in certain circumstances.	Clawback may be applied:

•

For the PLTIP, where at any time before the fifth anniversary of the award date, and

•

For the AIP, where at any time before the fifth anniversary of the end of the bonus performance period where either (i) there is a materially adverse restatement of the Company's published accounts in respect of any financial year which (in whole or part) comprised part of the performance period; or (ii) it becomes apparent that a material breach of a law or regulation took place during the performance period which resulted in significant harm to the Company or its reputation, and the Committee considers it appropriate, taking account of the extent of the participants' responsibility for the relevant restatement or breach, that clawback be applied to the relevant participant; or (iii) for awards made in 2020 or later, it becomes apparent that the calculation of payments was based on erroneous or misleading data or otherwise incorrect.

Where an individual's personal conduct during the relevant performance period has resulted in the Company, or any member of the Group, suffering significant reputational or financial damage; the potential to cause significant reputational or financial damage; and/or the material breach of the Group's business code of conduct or law.

Notes to the remuneration policy table for Executive Directors

Committee's judgement

The Committee is required to make judgements when assessing Company and individual performance under the Directors' remuneration policy. In addition, the Committee has discretions under the Company's share plans, for example, determining if a leaver should retain or lose their unvested awards and whether to apply malus or clawback to an award. Exercise of such discretion during the year will be reported and explained in the next Annual report on remuneration.

The Committee may approve payments or awards in excess of, in a different form to, or calculated or delivered other than as described above, where the Committee considers such changes necessary or appropriate in light of regulatory requirements. If these changes are considered by the Committee to be material, the Company will seek to consult with its major shareholders.

Determining the performance measures

The Committee selected the performance measures that currently apply to variable pay plans on the following basis:

AIP

The performance measures are selected to incentivise the delivery of the Group's business plan, specifically to ensure that financial objectives are delivered while maintaining adequate levels of capital. Executives are also rewarded for the achievement of functional and/or personal objectives. These objectives include the executive's contribution to Group strategy as a member of the Board, achievement of the Group's strategic priorities and, for the Group Chief Risk and Compliance Officer, specific goals related to the Risk and Compliance function.

PLTIP

Awards made under the PLTIP in 2020 are subject to the achievement of Return on Equity, relative TSR and a sustainability scorecard :

  –
  Return on Equity was selected as a performance measure for the PLTIP because it is a familiar measure for investors, is comparable across the market and also aligns performance incentives to the generation of long-term shareholder value.
  –
  Relative TSR was selected as a performance measure because it focuses on the value delivered to shareholders – aligning the long-term interests of shareholders with those of executives.
  –
  A sustainability scorecard was selected to ensure an alignment with the Group's strategic objectives, which are approved by the Board each year, and to reflect Prudential's cultural values.

The Committee may decide to attach different performance conditions and/or change the conditions' weighting for future PLTIP awards.

Setting the performance ranges for financial targets

Where variable pay has performance conditions based on business plan measures (for example the financial metrics of the AIP and the Return on Equity element of the PLTIP) the performance ranges are set by the Committee prior to, or at the beginning of, the performance period. Performance is based on the annual and longer-term plans approved by the Board. These reflect the long-term ambitions of the Group and business units, in the context of anticipated market conditions.

For market-based performance conditions (eg relative TSR) the Committee requires that performance is in the upper quartile, relative to Prudential's peer group, for awards to vest in full.

Targets used to determine annual bonus outcomes will be disclosed in the Directors' remuneration report for the year for which the bonus is paid.

Wherever possible, the targets attached to long-term incentive awards will be disclosed prospectively at the time of the award. Where long-term incentive targets are commercially sensitive, they will be published in the Annual Report for the final year of the performance period.

Key differences between Directors' remuneration and the remuneration of the wider workforce

Across the Group, remuneration is reviewed regularly with the intention that all employees are paid appropriately in the context of their local market and given their individual skills, experience and performance. The Committee regularly receives information on workforce remuneration and related policies and takes this into account when determining Executive Director remuneration, for example it considers salary increase budgets for the workforce when determining the salaries of Executive Directors.

The remuneration principles that apply to Executive Directors are cascaded to employees as appropriate. Employees are regularly provided with an explanation of how decisions on executive pay are made and how they reflect the wider Company remuneration policy.

Legacy payments

The Committee reserves the right to make any remuneration payments and/or payments for loss of office (including exercising any discretions available to it in connection with such payments) notwithstanding that they are not in line with the policy set out above where the terms of the payment were agreed (i) before 15 May 2014 (the date the Company's first shareholder-approved Directors' remuneration policy came into effect); (ii) before this policy came into effect, provided that the terms of the payment were consistent with the shareholder-approved Directors' remuneration policy in force at the time they were agreed; or (iii) at a time when the relevant individual was not a Director of the Company and, in the opinion of the Committee, the payment was not in consideration for the individual becoming or having been a Director of the Company. For these purposes 'payments' includes the Committee satisfying awards of variable remuneration and, in relation to an award over shares, the terms of the payment are 'agreed' at the time the award is granted.

References to 'shares'

In this policy, references to shares include American Depositary Receipts (ADRs). Directors may receive awards denominated in ADRs rather than shares.

Scenarios of total remuneration

The chart below provides an illustration of the future total remuneration for each Executive Director in respect of their remuneration opportunity for 2020. Four scenarios of potential outcome are provided based on underlying assumptions shown in the notes to the chart.

The Committee is satisfied that the maximum potential remuneration of the Executive Directors is appropriate. Prudential's policy is to offer Executive Directors remuneration which reflects the performance and experience of the executive, internal relativities and Group financial and non-financial performance. In order for the maximum total remuneration to be payable:

  •
  Financial performance must exceed the Group's stretching business plan;
  •
  Relative TSR must be at or above the upper quartile relative to the peer group;
  •
  The sustainability scorecard, aligned to the Group's strategic priorities, must be fully satisfied;
  •
  Functional and personal performance objectives must be fully met; and
  •
  Performance must be achieved within the Group's risk framework and appetite.

The fourth scenario below illustrates the maximum potential remuneration (shown in the third scenario) on the assumption that the Company's share price grows by 50 per cent over three years.

Notes

The scenarios in the chart above have been calculated on the following assumptions:

	Minimum	In line with expectations	Maximum	Share price growth

Fixed pay

–

Base salary at 1 January 2020.

–

Pension allowance for the year has been calculated at 22.5% of salary in line with this policy

–

Estimated value of benefits based on amounts paid in 2019.

–

James Turner is paid in HK$ and figures have been converted to GBP for the purposes of this chart.

Annual bonus	No bonus paid.	– 50% of maximum AIP.	– 100% of maximum AIP.

Long-term incentives (excludes dividends)	No PLTIP vesting.	– Vesting of 60% of award under PLTIP (midway between threshold and maximum).	– Vesting of 100% of award under PLTIP.	– Vesting of 100% of award under PLTIP; plus – Share price growth of 50 per cent over three years.

Approach to recruitment remuneration

The table below outlines the approach that Prudential will take when recruiting a new Executive Director. This approach would also apply to internal promotions.

The approach to recruiting a Non-executive Director or a Chairman is outlined below.

Element	Principles	Potential variations

Base pay	The salary for a new Executive Director will be set using the approach set out in the fixed pay policy table above.

Benefits and pension	The benefits for a new Executive Director will be consistent with those outlined in the fixed pay policy table.

Variable remuneration opportunity	The variable remuneration opportunities for a new Executive Director would be consistent with the limits and structures outlined in the variable pay policy table.

Awards and contractual rights forfeited when leaving previous employer	On joining the Board from within the Group, the Committee may allow an executive to retain any outstanding deferred bonus and/or long-term incentive awards and/or other contractual arrangements that they held on their appointment. These awards (which may have been made under plans not listed in this policy) would remain subject to the original rules, performance conditions and vesting schedule applied to them when they were awarded.

If an externally-appointed Executive Director forfeits one or more bonuses (including outstanding deferred bonuses) on leaving a previous employer, these payments or awards may be replaced in either cash, Prudential shares or options over Prudential shares with an award of an equivalent value. Replacement awards will normally be released on the same schedule as the foregone bonuses.

If an externally-appointed Executive Director forfeits one or more long-term incentive awards on leaving a previous employer, these may be replaced with Prudential awards with an equivalent value. Replacement awards will generally be made under the terms of a long-term incentive plan approved by shareholders, and vest on the same schedule as the foregone awards. Where foregone awards were subject to performance conditions, performance conditions will normally be applied to awards replacing foregone long-term incentive awards; these will usually be the same as those applied to the long-term incentive awards made to Prudential executives in the year in which the forfeited award was made.

The Committee may consider compensating a newly-appointed executive for other relevant contractual rights forfeited when leaving their previous employer.

The use of Listing Rule 9.4.2 to facilitate the recruitment of an Executive Director is now only relevant in 'unusual circumstances'. The Committee does not anticipate using this rule on a routine basis but reserves the right to do so in an exceptional circumstance. For example, this rule may be required if, for any reason, like-for-like replacement awards on recruitment could not be made under existing plans.

This provision would only be used to compensate for remuneration forfeited on leaving a previous employer.

Policy on payment on loss of office

Element	Principle	Potential variations

Notice periods	The Company's policy is that Executive Directors' service contracts will not require the Company to give an executive more than 12 months' notice without prior shareholder approval. A shorter notice period may be offered where this is in line with market practice in an executive's location.

The Company is required to give to, and to receive from, each of the current Executive Directors 12 months' notice of termination. An Executive Director whose contract is terminated would be entitled to 12 months' salary and benefits in respect of their notice period. The payment of the salary and benefits would either be phased over the notice period or, alternatively, a payment in lieu of notice may be made.

In agreeing the terms of departure for any Executive Director, other than on death or disablement, the Company will have regard to the need to mitigate the costs for the Company, which would be reduced or cease if departing Executives secure alternative paid employment during the notice period.

If an Executive Director is dismissed for cause their contract would be terminated with immediate effect and they would not receive any payments in relation to their notice period.

Should an executive die, their estate would not be entitled to receive payments and benefits in respect of their notice period – provisions are made under the Company's life assurance scheme to provide for this circumstance.

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

Where an Executive Director is determined to be a good leaver, unvested long-term incentive awards will normally subsist. These awards will ordinarily be pro-rated based on time employed, will vest on the original timescale and will remain subject to the original performance conditions assessed over the entire performance period.

Good leavers are defined as injury or disability, retirement with the approval of the employing company, the employing company ceasing to be a member of the Group, the business in which the individual is employed being transferred to a transferee that is not a member of the Group, or any other circumstances at the discretion of the Committee. Individuals who die in service will also be treated as good leavers.

Where an individual is not determined to be a good leaver, unvested long-term incentive awards will lapse on cessation of employment.

Prior to release, awards remain subject to the malus and clawback terms and holding periods originally applied to them.

Any Executive Director dismissed for cause would forfeit all unvested long-term incentive awards.

If the Committee has judged that the departing Executive Director should retain their unvested long-term incentive awards with the expectation that:

    (i)    the Executive Director is retiring from their professional executive career; and/or

    (ii)    the Executive Director will not be seeking to secure alternative employment with another organisation of comparable size as the Company or that is within the financial services sector the Committee retains the power to lapse all unvested long-term incentive awards should the Committee deem that the Executive Director has secured similar paid executive employment elsewhere.

On death, disablement and in other exceptional circumstances, the Committee has discretion to release unvested long-term incentive awards earlier than the end of the vesting period. The malus and clawback provisions will continue to apply.

Should an Executive Director step down from the Board but remain employed by the Group, an executive would retain any outstanding long-term incentive awards which they held on their change of role. These awards would remain subject to the original rules, performance conditions and vesting schedule.

Element	Principle	Potential variations

Vested long-term incentive awards, subject to the holding period	The treatment of vested long-term incentives will be decided by the Committee taking into account the circumstances of the departure.

Executive Directors will normally retain their vested long-term incentive awards that remain subject to the holding period. Normally these awards will be released in accordance with the original timescale and will remain subject to the holding period.

Prior to release, awards remain subject to the malus and clawback terms originally applied to them.

On death, disablement and in other exceptional circumstances, the Committee has discretion to release vested long-term incentive awards earlier than the end of the holding period. The malus clawback provisions will continue to apply.

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

The Committee may decide to award an executive stepping down from the Board but remaining with the Group a bonus pro-rated to reflect the portion of the financial year which had elapsed on the date of their change of role. This would be calculated with reference to financial, functional and/or personal performance measures in the usual way. The Committee may determine that a portion of such a bonus must be deferred.

Other payments	Consistent with other employees, Executive Directors may receive payments to compensate them for the loss of employment rights on termination. Payments may include:

–

A nominal amount for agreeing to non-solicitation and confidentiality clauses;

–

Directors and Officers insurance cover for a specified period following the executives' termination date;

–

Payment for outplacement services;

–

Reimbursement of legal fees; and

–

Repatriation assistance.

The Committee reserves the right to make additional exit payments where such payments are made in good faith:

–

In discharge of an existing legal obligation (or by way of damages for breach of such an obligation); or

–

By way of settlement or compromise of any claim arising in connection with the termination of a Director's office or employment.

Post-Directorship guidelines	When an Executive Director leaves the Board they will be subject to post-Director Share ownership guidelines.

Further details are included in the section on 'Share ownership guidelines for Executive Directors'.

Further details are included in the section on 'Share ownership guidelines for Executive Directors'.

Policy on corporate transactions

Treatment

Deferred Annual Incentive Plan Awards	In the event of a corporate transaction (eg takeover, material merger, winding up etc), the Committee will determine whether awards will:

•

Vest in part or in full;

•

Continue in accordance with the rules of the plan; and/or

•

Lapse and, in exchange, the participant will be granted an award under any other share or cash incentive plan which the Committee considers to be broadly equivalent to the award.

Prudential Long Term Incentive Plan	In the case of a corporate transaction (eg takeover, material merger, winding up etc), the Committee will determine whether awards will:

•

Be exchanged for replacement awards (either in cash or shares) of equal value unless the Committee and successor company agree that the original award will continue; or

•

Vest in part or in full and be released.

Where awards vest/ are released the Committee will have regard to the performance of the Company, the time elapsed between the date of grant and the relevant event and any other matter that the Committee considers relevant or appropriate.

Service contracts

Executive Directors' service contracts provide details of the broad types of remuneration to which they are entitled, and about the kinds of plans in which they may be invited to participate. The service contracts offer no certainty as to the value of performance-related reward and confirm that any variable payment will be at the discretion of the Company.

Copies of the service contract between the Prudential Group and each of the Executive Directors are available for inspection at Prudential's registered office during normal hours of business and will also be available at any General Meeting of the Company. Details of the duration of the Executive Directors' service contracts are set out in the 'Directors' terms of employment and external appointments' section of the Annual report on remuneration.

Statement of consideration of conditions elsewhere in the Company

Across the Group, remuneration is reviewed regularly with the intention that all employees are paid appropriately in the context of their local market and given their individual skills, experience and performance. Each business unit's salary increase budget is set with reference to local market conditions. The Committee considers salary increase budgets across the workforce when determining the salaries of Executive Directors.

Prudential does not specifically consult with employees when setting the Directors' remuneration policy: Prudential is a global organisation with employees and agents in multiple business units and geographies. We do have a mechanism for designated Non-executive Directors to gather employees' views on a range of topics and for these views to be represented to the Board. As many employees are also shareholders, they are able to participate in binding votes on the Directors' remuneration policy and annual votes on the Annual report on remuneration.

Statement of consideration of shareholder views

The Committee and the Company undertake regular consultation with key institutional investors on the Directors' remuneration policy and implementation. This engagement is led by the Committee Chairman and is an integral part of the Company's investor relations programme. The Committee is grateful to shareholders for the feedback that is provided and takes this into account when determining executive remuneration.

Remuneration policy for Non-executive Directors and the Chairman

Fees	Benefits	Share Ownership Guidelines

Non-executive Directors	All Non-executive Directors receive a basic fee for their duties as a Board member. Additional fees are paid for added responsibilities such as chairmanship and membership of committees, acting as the Senior Independent Director or designation to carry out the workforce engagement role. Fees are paid to Non-executive Directors, subject to the appropriate deductions.

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

Non-executive Directors do not currently receive benefits or a pension allowance or participate in the Group's employee pension schemes.

Travel and business expenses for Non-executive Directors are incurred in the normal course of business, for example, in relation to attendance at Board and Committee meetings. The costs associated with these are all met by the Company, including any tax liabilities arising on these business expenses.

Under the Articles of Association, all Non-executive Directors are required to hold at least 2,500 shares and have one year, from their date of appointment to the Board, to acquire these.

It is further expected that Non-executive Directors will hold shares with a value equivalent to one times the annual basic fee (excluding additional fees for chairmanship and membership of any committees).

Non-executive Directors will normally be expected to attain this level of share ownership within three years of their date of appointment.

Chairman	The Chairman receives an annual fee for the performance of their role. This fee is agreed by the Committee and is paid to the Chairman in cash, subject to the appropriate deductions. On appointment, the fee may be fixed for a specified period of time. Following the fixed period (if applicable) this fee will be reviewed annually. Changes in the fee are effective from 1 July.

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

–

Health and wellness benefits;

–

Protection and security benefits;

–

Transport benefits;

–

Reimbursement of business expenses (and any associated tax liabilities) incurred when travelling overseas in performance of duties; and

–

Relocation and expatriate benefits (where appropriate).

The maximum paid will be the cost to the Company of providing these benefits.

The Chairman is not eligible to receive a pension allowance or to participate in the Group's employee pension schemes.

Under the Articles of Association, the Chairman is required to hold at least 2,500 shares and has one year, from their date of appointment to the Board, to acquire these.

The Chairman has a share ownership guideline. This is currently one times the annual fee and it is normally expected that this level of share ownership would be attained within five years of the date of appointment.

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

Notice periods – Non-executive Directors and Chairman

Non-executive Directors are appointed pursuant to letters of appointment with notice periods of six months without liability for compensation. A contractual notice period of 12 months by either party applies for the Non-executive Chairman. The Chairman would not be entitled to any payments for loss of office. Details of the individual appointments of the Chairman and Non-executive Directors are set out in the 'Letters of appointment of the Chairman and Non-executive Directors' section of the Annual report on remuneration.

For information on the terms of appointment for the Chairman and Non-executive Directors please see the Governance section.

Changes from 2017 policy

The proposed Directors' remuneration policy generally reflects that approved by shareholders in May 2017. The principal differences are set out below. Additionally, minor changes have been made to provide alignment with the UK Corporate Governance Code and to generally improve clarity.

  •
  The Solvency II capital metric in the AIP and PLTIP scorecard is to be replaced with a Pillar I capital metric;
  •
  The weightings of the AIP performance measures for the Group Chief Risk and Compliance Officer are 40 per cent Group financial measures, 40 per cent functional objectives and 20 per cent personal measures. In the 2017 policy, the measures were entirely based on a combination of personal and functional measures;
  •
  A Return on Equity measure replaces the operating profit measure in the PLTIP;
  •
  Under the PLTIP, 20 per cent of each portion of the award will vest for achieving threshold performance. This change was implemented for 2019 PLTIP awards and it is now reflected in this policy. For prior awards, threshold performance resulted in 25 per cent of awards vesting;
  •
  The Committee intends to make a 2020 PLTIP award of 300 per cent of salary to the Group Chief Financial Officer and Chief Operating Officer (increased from 250 per cent of salary);
  •
  From the date of this policy, current Executive Directors will receive pension contributions of 22.5 per cent of base salary, reducing to 20 per cent of base salary from 14 May 2021. New Executive Directors, either externally recruited or promoted from within the Company, will be entitled to receive pension contributions or a cash supplement (or a combination of the two) of 13 per cent of base salary. In addition, statutory contributions will continue to be made to mandatory pension arrangements in the country in which the Executive Directors are based in line with the local requirements. The 2017 policy offered all Executive Directors pension benefits of 25 per cent of salary; and
  •
  Executive Directors will, on leaving the Board, be required to hold the lower of their actual shareholding on the date of their retirement from the Board and their in-employment share ownership guideline for a period of two years.

Principles underlying the policy

In particular, when determining the new Directors' remuneration policy the Committee had regard to a number of key principles as illustrated below:

Additional remuneration disclosures

Directors' outstanding long-term incentive awards

Share-based long-term incentive awards

	Plan name	Year of award	Conditional share awards outstanding at 1 Jan 2019 (Number of shares)	Conditional awards in 2019 (Number of shares)	Demerger adjustment in 2019[1]	Market price at date of award (pence)	Dividend equivalents on vested shares[2] (Number of shares released)	Rights exercised in 2019	Rights lapsed in 2019	Conditional share awards outstanding at 31 Dec 2019 (Number of shares)	Date of end of performance period

Mark FitzPatrick	PLTIP	2017	101,360		15,687	1828				117,047	31-Dec-19
	PLTIP	2018	106,611		16,499	1750				123,110	31-Dec-20
	PLTIP	2019		123,376	19,094	1605.5				142,470	31-Dec-21

			207,971	123,376	51,280		-	-	-	382,627

James Turner	PLTIP	2016	33,116			1279	1,905	20,697	12,419	-	31-Dec-18
	PLTIP	2017	27,940		4,324	1672				32,264	31-Dec-19
	PLTIP	2018	89,439		13,842	1750				103,281	31-Dec-20
	PLTIP	2019		103,571	16,029	1605.5				119,600	31-Dec-21

			150,495	103,571	34,195		1,905	20,697	12,419	255,145

Mike Wells	PLTIP	2016	332,870			1279	19,174	208,043	124,827	-	31-Dec-18
	PLTIP	2017	263,401		40,765	1672				304,166	31-Dec-19
	PLTIP	2018	257,813		39,900	1750				297,713	31-Dec-20
	PLTIP	2019		298,441	46,188	1605.5				344,629	31-Dec-21

			854,084	298,441	126,853		19,174	208,043	124,827	946,508

Notes

1.
The table above reflects the adjustments made to outstanding awards at the time of the demerger.
2.
A dividend equivalent was accumulated on these awards.

Other share awards

The table below sets out Executive Directors' deferred bonus share awards:

	Year of grant	Conditional share awards outstanding at 1 Jan 2019	Conditionally awarded in 2019	Dividends Accumulated in 2019[1]	Shares released in 2019	Demerger adjustment[2]	Conditional share awards outstanding at 31 Dec 2019	Date of end of restricted period	Date of release	Market price at date of award	Market price at date of vesting or release
		(Number of shares)
			(Number of shares)	(Number of shares)	(Number of shares)		(Number of shares)			(pence)	(pence)

Mark FitzPatrick
Deferred 2017 annual incentive award	2018	28,119		907		4,492	33,518	31 Dec 20		1750
Deferred 2018 annual incentive award	2019		32,223	1,040		5,148	38,411	31 Dec 21		1605.5

		28,119	32,223	1,947	-	9,640	71,929

James Turner
Deferred 2015 group deferred bonus plan award	2016	5,440			5,440		-	31 Dec 18	01 Apr 19	1279	1557
Deferred 2018 annual incentive award	2019		20,605	664		3,291	24,560	31 Dec 21		1605.5

		5,440	20,605	664	5,440	3,291	24,560

Mike Wells
Deferred 2015 annual incentive award	2016	112,720			112,720		-	31 Dec 18	01 Apr 19	1279	1557
Deferred 2016 annual incentive award	2017	54,060		1,744		8,636	64,440	31 Dec 19		1672
Deferred 2017 annual incentive award	2018	48,664		1,570		7,774	58,008	31 Dec 20		1750
Deferred 2018 annual incentive award	2019		55,394	1,787		8,849	66,030	31 Dec 21		1605.5

		215,444	55,394	5,101	112,720	25,259	188,478

Notes

1.
A dividend equivalent was accumulated on these awards.
2.
The table above reflects the adjustments made to outstanding awards at the time of the demerger.

All-employee share plans

It is important that all employees are offered the opportunity to own shares in Prudential, connecting them both to the success of the Company and to the interests of other shareholders. Executive Directors are invited to participate in these plans on the same basis as other staff in their location.

Save As You Earn (SAYE) schemes

UK-based Executive Directors are normally eligible to participate in the HM Revenue and Customs (HMRC) approved Prudential Savings-Related Share Option Scheme. This scheme allows all eligible employees to save towards the exercise of options over Prudential plc shares with the option price set at the beginning of the savings period at a discount of up to 20 per cent of the market price.

Since 2014 participants have been able to elect to enter into savings contracts of up to £500 per month for a period of three or five years. At the end of this term, participants may exercise their options within six months and purchase shares. If an option is not exercised within six months, participants are entitled to a refund of their cash savings plus interest if applicable under the rules. Shares are issued to satisfy those options which are exercised. No options may be granted under the schemes if the grant would cause the number of shares which have been issued, or which remain issuable pursuant to options granted in the preceding 10 years under the scheme and any other option schemes operated by the Company, or which have been issued under any other share incentive scheme of the Company, to exceed 10 per cent of the Company's ordinary share capital at the proposed date of grant. In anticipation of the demerger of the M&G plc business the Company did not operate the SAYE in 2018 and it was relaunched in November 2019.

Details of Executive Directors' rights under the SAYE scheme are set out in the 'Outstanding share options' table.

Share Incentive Plan (SIP)

UK-based Executive Directors are also eligible to participate in the Company's Share Incentive Plan (SIP). Since April 2014, all UK-based employees have been able to purchase Prudential plc shares up to a value of £150 per month from their gross salary (partnership shares) through the SIP. For every four partnership shares bought, an additional matching share is awarded which is purchased by Prudential plc on the open market. Dividend shares accumulate while the employee participates in the plan. If the employee withdraws from the plan, or leaves the Group, matching shares may be forfeited.

The table below provides information about shares purchased under the SIP together with matching shares (awarded on a 1:4 basis) and dividend shares:

	Year of initial grant	Share Incentive Plan awards held in Trust at 1 Jan 2019	Partnership shares accumulated in 2019	Matching shares accumulated in 2019	Dividend shares accumulated in 2019	Share Incentive Plan awards held in Trust at 31 Dec 2019
		(Number of shares)
			(Number of shares)	(Number of shares)	(Number of shares)	(Number of shares)

Mark FitzPatrick	2017	214	119	30	9	372
James Turner	2011	709	76	19	25	829
Mike Wells	2015	548	120	30	21	719

Cash-settled long-term incentive awards

This information has been prepared in line with the reporting requirements of the Hong Kong Stock Exchange and sets out Executive Directors' outstanding share awards and share options. For details of the cash-settled long-term incentive awards held by one Executive Director, please see our 2018 Annual report on remuneration.

Dilution

Releases from the Prudential Long Term Incentive Plan and the Prudential Agency Long Term Incentive Plan are satisfied using new issue shares rather than by purchasing shares in the open market. Shares relating to options granted under all-employee share plans are also satisfied by new issue shares. The combined dilution from all outstanding shares and options at 31 December 2019 was 1 per cent of the total share capital at the time. Deferred bonus awards will continue to be satisfied by the purchase of shares in the open market.

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

In addition, Prudential's directors held, as at 28 February 2020, options to purchase 3,298 shares, all of which were issued under Prudential's Savings-Related Share Option Scheme (SAYE). These options and schemes are described in more detail below under 'Options to purchase securities from Prudential' in this section.

Outstanding options of directors and other executive officers

The SAYE schemes are open to all UK and certain overseas employees. Options under the UK scheme up to HM Revenue & Customs (HMRC) limits are granted at a 20 per cent discount and cannot normally be exercised until a minimum of three years has elapsed. No payment is made for the grant of any options.

The share options held by the directors and other executive officers as at the end of period are shown under the section 'Compensation Outstanding share options' above.

Options to purchase and discretionary awards of securities from Prudential

As of 28 February 2020, 3,413,968 options were outstanding, which Prudential issued under the SAYE schemes. As of 28 February 2020, directors and other executive officers held 3,298 of such outstanding options. Except as described above in 'Outstanding options of directors and other executive officers', each option represents the right of the bearer to subscribe for one share at a particular pre-determined exercise price at a pre-set exercise date.

As of 28 February 2020, 31,065,816 shares were outstanding under other awards. Of those 1,166,924 shares were outstanding under the Annual Incentive Plan, 484,596 shares were outstanding under the Restricted Share Plan, 15,413,331 shares were outstanding under the PLTIP, 949,163 shares were outstanding under the Deferred Share Plans, 5,743,208 shares were outstanding under the PCA LTIP, and 7,308,594 shares were outstanding under the Prudential Agency Long Term Incentive Plan. Such outstanding awards held by directors or other executive officers at 31 December 2019 are included under 'Long-term incentive plans' in the 'Compensation' section above.

The aggregate proceeds that would arise if all outstanding options under the SAYE schemes were exercised is £43 million. The latest expiration dates for exercise or release of the securities underlying the options or awards and the number of options or shares are set out in the table below.

Year of Expiration	Options Outstanding Under Savings Related Share Option Scheme (in millions)	Shares Outstanding Under Other Awards (in millions)	Total (in millions)

2020	0.392	10.482	10.874
2021	0.853	9.099	9.952
2022	0.986	10.935	11.921
2023	0.614	0.436	1.050
2024	0.314	-	0.314
2025	0.234	0.114	0.348
2026	0.021	-	0.021

Total	3.414	31.066	34.48

Information concerning the Group's share award and share option plans for its employees is provided above as well as in note B2.2 to the consolidated financial statements.

Employees

The average number of staff employed by the Group, for both continuing and discontinued operations, for the following periods were:

	2019	2018	2017

Asia operations	14,471	16,798	15,477
US operations	4,014	4,285	4,564
Other operations*	519	676	660

Total continuing operations	19,004	21,759	20,701
Discontinued UK and Europe operations†	5,672	6,447	6,450

Total Group	24,676	28,206	27,151

*
The Other operations' staff numbers include staff from central operations and Africa which are unallocated to a segment.
†
Average staff numbers of the discontinued UK and Europe operations are for the period up to the demerger in October 2019.

At 31 December 2019, Prudential employed 13,765 permanent employees compared to 21,877 employees as at 31 December 2018, of which 5,340 were employees of M&G plc. Of the 13,765 employees, approximately 83 per cent were in Asia and 16 per cent in the United States and the remainder in other operations. In the United Kingdom at 31 December 2019, Prudential had 5 employees paying union subscriptions through the payroll. At 31 December 2019, Prudential had 180 temporary employees in Asia, 462 in the United States and none in other operations. At 31 December 2019, Prudential had 283 fixed term contractors in Asia, 12 in other operations and none in the United States.

SUPPLEMENTARY INFORMATION ON THE COMPANY

Company Address and Agent

Prudential plc is a public limited company incorporated on 1 November 1978 and registered in England and Wales. Refer to 'Governance – Memorandum and Articles of Association' for further information on the constitution of the Company.

Prudential's registered office is 1 Angel Court, London EC2R 7AG, England (telephone: +44 20 7220 7588). Prudential's agent in the United States for purposes of this annual report on Form 20-F is Jackson National Life Insurance Company, located at 1 Corporate Way, Lansing, Michigan 48951, United States of America.

Significant Subsidiaries

The table below sets forth Prudential's significant operating subsidiaries.

	Main activity	Country of incorporation

Jackson National Life Insurance Company	Insurance	US
Prudential Assurance Company Singapore (Pte) Limited	Insurance	Singapore
PT Prudential Life Assurance	Insurance	Indonesia
Prudential Hong Kong Limited	Insurance	Hong Kong

All of the subsidiaries above are owned by another subsidiary undertaking of the Company. The Company has 100 per cent of the voting rights of the subsidiaries except the Indonesian subsidiary, where the Company has 94.6 per cent of the voting rights attaching to the aggregate of the shares across the types of capital in issue. The percentage of equity owned is the same as the percentage of the voting power held. Each subsidiary operates mainly in its country of incorporation.

Following the demerger of M&G plc on 21 October 2019, The Prudential Assurance Company Limited, M&G Investment Management Limited and M&G Securities Limited are no longer significant subsidiaries of the Group.

Investments

General

The overall financial strength of Prudential and the results, both current and future, of the insurance business are in part dependent upon the quality and performance of the various investment portfolios in the United States and Asia.

Prudential's total investments

The following table shows Prudential's insurance and non-insurance investments, net of derivative liabilities, at 31 December 2019. In addition, at 31 December 2019 Prudential had $124.7 billion of external funds under management. Assets held to cover linked liabilities relate to unit-linked and variable annuity products. In this table, investments are valued as set out in note A4.1 to the consolidated financial statements.

	At 31 December 2019 $m

	Asia	US	Other	Total	Less: assets to cover linked liabilities and external unit holders*	Group excluding assets to cover linked liabilities and external unit holders

Investment properties	7	7	11	25	-	25
Investments accounted for using the equity method	1,500	-	-	1,500	-	1,500
Financial investments:
Loans	1,964	14,610	9	16,583	(295)	16,288
Equity securities and holdings in collective investment schemes	52,010	195,260	11	247,281	(202,570)	44,711
Debt securities	74,710	58,528	1,332	134,570	(20,519)	114,051
Other investments	244	2,788	15	3,047	(10)	3,037
Deposits	2,571	4	40	2,615	(490)	2,125

Total financial investments	131,499	271,190	1,407	404,096	(223,884)	180,212

Total investments	133,006	271,197	1,418	405,621	(223,884)	181,737
Derivative liabilities	(352)	(24)	(16)	(392)	(1)	(393)

Total investments, net of derivative liabilities	132,654	271,173	1,402	405,229	(223,885)	181,344

*
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

Internal funds under management

Prudential manages a significant portion of its group funds principally through its fund management businesses, Eastspring Investments in Asia and PPM America in the United States. The remaining Group's funds mainly relate to assets held to back unit-linked, unit trust and variable annuity liabilities.

In each of the operations, local management analyses the liabilities and determines asset allocation, benchmarks and permitted deviations from these benchmarks appropriate for its operation. These benchmarks and permitted deviations are agreed with internal fund managers, who are responsible for implementing the specific investment strategy through their local fund management operations.

Investments strategy and objectives

Investments relating to Asia insurance business

Prudential's Asia insurance business's investments, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated unit trusts and similar funds, largely support the business of Prudential's Singapore and Hong Kong operations.

In Asia, our exposure to interest rate risk arises from the guarantees of some non-unit-linked investment savings products, including the Hong Kong with-profits and non-profit business. This exposure exists because of the potential for an asset and liability mismatch where long-dated liabilities and guarantees are backed by short-dated assets, which cannot be eliminated but is monitored and managed through local risk and asset liability management committees against risk appetite aligned with the Group's limit framework. A large proportion of the Hong Kong liabilities are denominated in US dollars and Prudential holds US fixed interest securities to back these liabilities.

Investments relating to Prudential's US insurance business

The investment strategy of the US insurance business, for business other than the variable annuity business, is to maintain a diversified and largely investment grade debt securities portfolio that maintains a desired investment spread between the yield on the portfolio assets and the rate credited on policyholder liabilities. Interest rate scenario testing is regularly used to monitor the effect of changes in interest yields on cash flows, the present value of future profits and interest rate spreads.

The investment portfolio of the US insurance business consists primarily of debt securities, although the portfolio also contains investments in mortgage loans, policy loans, common and preferred stocks and derivative instruments.

Intellectual Property

Prudential conducts business under the 'Prudential', 'Jackson' and 'Eastspring Investments' brand names and logos. It is also the registered owner of over 100 domain names, including 'www.prudentialplc.com', 'www.prudentialcorporation-asia.com', 'www.jackson.com'and 'www.eastspringinvestments.com'.

Prudential does not operate in the United States under the Prudential name and there have been long-standing arrangements between it and Prudential Financial, Inc. and its subsidiary, the Prudential Insurance Company of America, relating to their respective uses of the Prudential name. Under these arrangements Prudential Financial Inc. has the right to use the Prudential name in the Americas and certain parts of the Caribbean, Japan, Korea and Taiwan. Following the demerger of M&G from the Group in October 2019, M&G has the right to use the Prudential brand in the United Kingdom and Europe. Prudential has the right to use the name everywhere else in the world although third parties have rights to the name in certain countries.

Legal Proceedings

The Group is involved in various litigation and regulatory proceedings. These may from time to time include class actions involving Jackson. While the outcome of such litigation and regulatory issues cannot be predicted with certainty, the Company believes that their ultimate outcome will not have a material adverse effect on the Group's financial condition, results of operations, or cash flows.

ADDITIONAL INFORMATION

Risk Factors

A number of risk factors affect Prudential's operating results and financial condition and, accordingly, the trading price of its shares. The risk factors mentioned below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. The information given is as of the date of this document, and any forward-looking statements are made subject to the reservations specified under 'Forward-looking statements'.

Risks relating to Prudential's financial situation

Prudential's businesses are inherently subject to market fluctuations and general economic conditions

Uncertainty, fluctuations or negative trends in international economic and investment climates could have a material adverse effect on Prudential's business and profitability. Prudential operates in a macroeconomic and global financial market environment that presents significant uncertainties and potential challenges. For example, interest rates in the US and some Asian countries in which Prudential operates remain low relative to historical levels, and the transition to a lower carbon economy may impact on long-term asset valuations.

Global financial markets are subject to uncertainty and volatility created by a variety of factors. These factors include monetary policy in China, the US and other jurisdictions together with their impact on the valuation of all asset classes and effect on interest rates and inflation expectations, concerns over sovereign debt, a general slowing in world growth. Other factors include the increased level of geopolitical risk and policy-related uncertainty (including the broader market impacts resulting from the trade negotiations between the US and China), and socio-political, climate-driven and pandemic events and other outbreaks such as the recent coronavirus. The extent of financial market and economic impact of these factors may be influenced by the actions, including the effectiveness of mitigating measures, of governments, policymakers and the public.

The adverse effects of such factors could be felt principally through the following items:

  –
  Lower interest rates and reduced investment returns arising on the Group's portfolios including impairment of debt securities and loans, which could reduce Prudential's capital and impair its ability to write significant volumes of new business, increase the potential adverse impact of product guarantees included in Jackson's variable annuities and non unit-linked investment products in Asia, and/or have a negative impact on its assets under management and profit.
  –
  A reduction in the financial strength and flexibility of corporate entities which may result in a deterioration of the credit rating profile and valuation of the Group's invested credit portfolio, as well as higher credit defaults and wider credit and liquidity spreads resulting in realised and unrealised credit losses.
  –
  Failure of counterparties who have transactions with Prudential (e.g. banks and reinsurers) to meet commitments that could give rise to a negative impact on Prudential's financial position and on the accessibility or recoverability of amounts due or, for derivative transactions, adequate collateral not being in place.
  –
  Estimates of the value of financial instruments becoming more difficult because in certain illiquid or closed markets, determining the value at which financial instruments can be realised is highly subjective. Processes to ascertain such values require substantial elements of judgement, assumptions and estimates (which may change over time).
  –
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

For some non-unit-linked investment products, in particular those written in some of the Group's Asia operations, it may not be possible to hold assets which will provide cash flows to match those relating to policyholder liabilities. This is particularly true in those countries where bond markets are not developed and in certain markets where regulated premium and claim values are set with reference to the interest rate environment prevailing at the time of policy issue. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated. Where interest rates in these markets remain lower than those used to calculate premium and claim values over a sustained period, this could have a material adverse effect on Prudential's reported profit and the solvency of its business units. In addition, part of the profit from the Group's Asia operations is related to bonuses for policyholders declared on with-profits products, which are impacted by the difference between actual investment returns of the with-profits fund (which are broadly based on historical and current rates of return on equity, real estate and fixed income securities) and minimum guarantee rates offered to policyholders. This profit could be lower in particular in a sustained low interest rate environment.

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

Also, Jackson has a significant spread based business with a significant proportion of its assets invested in fixed-income securities and its results are therefore affected by fluctuations in prevailing interest rates. In particular, fixed annuities and stable value products written by Jackson expose Prudential to the risk that changes in interest rates, which are not fully reflected in the interest rates credited to customers, will reduce spread. The spread is the difference between the rate of return Jackson is able to earn on the assets backing the policyholders' liabilities and the amounts that are credited to policyholders in the form of benefit increases, subject to minimum crediting rates. Declines in spread from these products or other spread businesses that Jackson conducts, and increases in surrender levels arising from interest rate rises, could have a material impact on its businesses or results of operations.

As a holding company, Prudential is dependent upon its subsidiaries to cover operating expenses and dividend payments

The Group's insurance and investment management operations are generally conducted through direct and indirect subsidiaries, which are subject to the risks discussed elsewhere in this 'Risk Factors' section.

As a holding company, Prudential's principal sources of funds are remittances from subsidiaries, shareholder-backed funds, the shareholder transfer from long-term funds and any amounts that may be raised through the issuance of equity, debt and commercial paper.

Certain of Prudential's subsidiaries are subject to applicable insurance, foreign exchange and tax laws, rules and regulations (including in relation to distributable profits) that can limit their ability to make remittances. In some circumstances, including changes to general market conditions, this could limit Prudential's ability to pay dividends to shareholders or to make available funds held in certain subsidiaries to cover operating expenses of other members of the Group.

(Geo)political risks and political uncertainty may adversely impact economic conditions, increase market volatility, cause operational disruption to the Group and impact its strategic plans, which could have adverse effects on Prudential's business and its profitability

The Group is exposed to (geo)political risks and political uncertainty in the markets in which it operates. Recent shifts in the focus of some national governments toward more protectionist or restrictive economic and trade policies, and international trade disputes, could impact on the macroeconomic outlook and the environment for global financial markets. This could take effect, for example, through increased friction in cross-border trade, such as implementation of trade tariffs or the withdrawal from existing trading blocs or agreements, and the exercise of executive powers to restrict overseas trade and/or financial transactions. The degree and nature of regulatory changes and Prudential's competitive position in some geographic markets may also be impacted, for example, through measures favouring local enterprises, such as changes to the maximum level of non-domestic ownership by foreign companies.

(Geo)political risks and political uncertainty may also adversely impact the Group's operations and its operational resilience. Increased (geo)political tensions may increase cross-border cyber activity and therefore increase cyber security risks. (Geo)political tensions may also lead to civil unrest and/or acts of civil disobedience. This includes the unrest in Hong Kong, where mass anti-government demonstrations have given rise to increased disruption throughout the region. Such events could impact operational resilience by disrupting Prudential's systems, operations, new business sales and renewals, distribution channels and services to customers, which may result in a reduction in contributions from business units to the central cash balances and profit of the Group, decreased profitability, financial loss, adverse customer impacts and reputational damage.

Prudential is subject to the risk of potential sovereign debt credit deterioration owing to the amounts of sovereign debt obligations held in its investment portfolio

Investing in sovereign debt creates exposure to the direct or indirect consequences of political, social or economic changes (including changes in governments, heads of state or monarchs) in the countries in which the issuers of such debt are located and to the creditworthiness of the sovereign. Investment in sovereign debt obligations involves risks not present in debt obligations of corporate issuers. In addition, the issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or pay interest when due in accordance with the terms of such debt, and Prudential may have limited recourse to compel payment in the event of a default. A sovereign debtor's willingness or ability to repay principal and to pay interest in a timely manner may be affected by, among other factors, its cash flow situation, its relations with its central bank, the extent of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor's policy toward local and international lenders, and the political constraints to which the sovereign debtor may be subject.

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

In addition, if a sovereign default or other such events described above were to occur as has happened on occasion in the past, other financial institutions may also suffer losses or experience solvency or other concerns, which may result in Prudential facing additional risks relating to investments in such financial institutions that are held in the Group's investment portfolio. There is also risk that public perceptions about the stability and creditworthiness of financial institutions and the financial sector generally might be adversely affected, as might counterparty relationships between financial institutions. If a sovereign were to default on its obligations, or adopt policies that devalued or otherwise altered the currencies in which its obligations were denominated this could have a material adverse effect on Prudential's financial condition and results of operations.

Downgrades in Prudential's financial strength and credit ratings could significantly impact its competitive position and damage its relationships with creditors or trading counterparties

Prudential's financial strength and credit ratings, which are used by the market to measure its ability to meet policyholder obligations, are an important factor affecting public confidence in Prudential's products, and as a result its competitiveness. Downgrades in Prudential's ratings as a result of, for example, decreased profitability, increased costs, increased indebtedness or other concerns could have an adverse effect on its ability to market products, retain current policyholders, and on the Group's financial flexibility. In addition, the interest rates at which Prudential is able to borrow funds are affected by its credit ratings, which are in place to measure the Group's ability to meet its contractual obligations.

Prudential plc's long-term senior debt is rated as A2 by Moody's, A by Standard & Poor's and A– by Fitch.

Prudential plc's short-term debt is rated as P-1 by Moody's, A-1 by Standard & Poor's and F1 by Fitch.

Jackson's financial strength is rated AA– by Standard & Poor's and Fitch, A1 by Moody's and A+ by A.M. Best.

Prudential Assurance Co. Singapore (Pte) Ltd's financial strength is rated AA– by Standard & Poor's.

All ratings above are on a stable outlook and are stated as at the date of this document.

In addition, changes in methodologies and criteria used by rating agencies could result in downgrades that do not reflect changes in the general economic conditions or Prudential's financial condition.

Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses

Due to the geographical diversity of Prudential's businesses, Prudential is subject to the risk of exchange rate fluctuations. Prudential's operations generally write policies and invest in assets denominated in local currencies. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to fluctuations in Prudential's consolidated financial statements upon the translation of results into the Group's presentation currency. This exposure is not currently separately managed. The Group now presents its consolidated financial statements in US dollars, which is the currency in which a large proportion of the Group's earnings and assets and liabilities are denominated or linked to (such as the Hong Kong dollar, that is pegged to the US dollar). There remains some entities that are not denominated in or linked to the US dollar and transactions which are conducted in non-US dollar currencies. Prudential is subject to the risk of exchange rate fluctuations from the translation of the results of these entities and transactions and the risks from the maintenance of the Hong Kong dollar peg to the US dollar.

Risks relating to Prudential's business activities and industry

The implementation of large scale transformation, including complex strategic initiatives, gives rise to significant execution risks, may affect Prudential's operational capacity, and may adversely impact the Group if these initiatives fail to meet their objectives

As part of the implementation of its business strategies and to maintain market competitiveness, Prudential undertakes large scale transformation across the Group. Many of these change initiatives, which currently focus on digitalisation, outsourcing initiatives and industry and regulatory-driven change, are complex, interconnected and/or of large scale. There may be adverse financial and non-financial (including operational, regulatory, conduct and reputational) implications for the Group if these initiatives are subject to implementation delays, or fail, in whole or in part, to meet their objectives. Additionally, these initiatives inherently give rise to design and execution risks, and may increase existing business risks, such as placing additional strain on the operational capacity, or weakening the control environment, of the Group.

Implementing further initiatives related to significant regulatory changes, such as IFRS 17, and the transition to a legislative framework in Hong Kong for the group-wide supervision of insurance groups (GWS Framework), may amplify these risks. Risks related to the GWS Framework are explained in the 'Regulatory risks' risk factor.

Adverse experience in the operational risks inherent in Prudential's business, and those of its material outsourcing partners, could disrupt its business functions and have a negative impact on its results of operations

Operational risks are present in all of Prudential's businesses, including the risk of direct or indirect loss resulting from inadequate or failed internal and external processes, systems or human error, fraud, the effects of natural or man-made catastrophic events (such as natural disasters, pandemics, cyber-attacks, acts of terrorism, civil unrest and other catastrophes) or from other external events. These risks may also adversely impact Prudential through its partners which provide bancassurance, outsourcing, external technology, data hosting and other services.

Exposure to such events could impact Prudential's operational resilience and ability to perform necessary business functions by disrupting its systems, operations, new business sales and renewals, distribution channels and services to customers, or result in the loss of confidential or proprietary data. Such events, as well as any weaknesses in administration systems (such as those relating to policyholder records) or actuarial reserving processes, may also result in increased expenses, as well as legal and regulatory sanctions, decreased profitability, financial loss, customer conduct risk impacts and damage Prudential's reputation and relationship with its customers and business partners.

The recent social unrest and coronavirus outbreak, and measures to contain it, have slowed economic and social activity in Hong Kong and mainland China, and in the case of the coronavirus is having a broader global economic impact. While these conditions persist, the level of sales activity in affected markets are expected to be adversely impacted through a reduction in travel and agency and bancassurance activity. Extended travel restrictions in particular may also adversely impact product persistency in the Group's Hong Kong business. Disruption to Prudential's operations may also result where Prudential's employees, or those of its service partners, are affected by travel restrictions; office closures and other measures impacting on working practices, such as the imposition of remote working arrangements; quarantine requirements under local laws and/or other psychosocial impacts.

Prudential's business is dependent on processing a large number of transactions for numerous and diverse products. It also employs a large number of complex and interconnected information technology (IT) and finance systems and models, and user developed applications in its processes. The long-term nature of much of the Group's business also means that accurate records have to be maintained securely for significant time periods. Further, Prudential operates in an extensive and evolving legal and regulatory environment (including in relation to tax) which adds to the complexity of the governance and operation of its business processes and controls.

The performance of the Group's core business activities and the uninterrupted availability of services to customers rely significantly on, and require significant investment in, IT infrastructure and security, system development, data governance and management, compliance and other operational systems, personnel, controls and processes. During times of significant change, the resilience and operational effectiveness of these systems and processes at Prudential and/or its third party providers may be adversely impacted. In particular Prudential and its business partners are making increasing use of emerging technological tools and digital services, or forming strategic partnerships with third parties to provide these capabilities. Automated distribution channels to customers increase the criticality of providing uninterrupted services. A failure to implement appropriate governance and management of the incremental operational risks from emerging technologies may adversely impact on Prudential's reputation and brand, the results of its operations, its ability to attract and retain customers, its ability to deliver on its long-term strategy and therefore its competitiveness and long-term financial success.

Although Prudential's IT, compliance and other operational systems, models and processes incorporate governance and controls designed to manage and mitigate the operational and model risks associated with its activities, there can be no assurance as to the resilience of these systems and processes to disruption or that governance and controls will always be effective. Due to human error, among other reasons, operational and model risk incidents do occur from time to time and no system or process can entirely prevent them, although Prudential has not, to date, identified any such incidents that have had a material impact. Prudential's legacy and other IT systems, data and processes, as with operational systems and processes generally, may also be susceptible to failure or security/data breaches.

In addition, Prudential relies on the performance and operations of a number of bancassurance, outsourcing (including external technology and data hosting), and service partners. These include back office support functions, such as those relating to IT infrastructure, development and support, and customer facing operations and services, such as product distribution and services (including through digital channels) and investment operations. This creates reliance upon the resilient operational performance of these partners, and failure to adequately oversee the partner, or the failure of a partner (or of its IT and operational systems and processes) could result in significant disruption to business operations and customers and may have adverse financial, reputational or conduct risk implications.

Attempts to access or disrupt Prudential's IT systems, and loss or misuse of personal data, could result in loss of trust from Prudential's customers and employees, reputational damage and financial loss

Prudential and its business partners are increasingly exposed to the risk that individuals or groups may attempt to disrupt the availability, confidentiality and integrity of its IT systems, which could result in disruption to key operations, make it difficult to recover critical services, damage assets and compromise the integrity and security of data (both corporate and customer). This could result in loss of trust from Prudential's customers and employees, reputational damage and direct or indirect financial loss. The cyber-security threat continues to evolve globally in sophistication and potential significance. Prudential's increasing profile in its current markets and those in which it is entering, growing customer interest in interacting with their insurance providers and asset managers through the internet and social media, improved brand awareness and the 2016 designation of Prudential as a Global Systemically Important Insurer (G-SII) could also increase the likelihood of Prudential being considered a target by cyber criminals. Further, there have been changes to the threat landscape and the risk from untargeted but sophisticated and automated attacks has increased.

There is an increasing requirement and expectation on Prudential and its business partners, to not only hold customer, shareholder and employee data securely, but use it in a transparent and appropriate way. The risk of not securely handling or misusing data may be increased by the use of emerging technological tools which could increase the volume of data that Prudential collects and processes. Developments in data protection worldwide (such as the implementation of EU General Data Protection Regulation that came into force in 2018 and the California Consumer Protection Act that came into force on 1 January 2020) may also increase the financial and reputational implications for Prudential following a significant breach of its (or its third-party suppliers') IT systems. New and currently unforeseeable regulatory issues may also arise from the increased use of emerging technology, data and digital services. Although Prudential has experienced or has been affected by cyber and data breaches, to date, it has not identified a failure or breach, or an incident of data misuse in relation to its legacy and other IT systems and processes which has had a material impact. However, Prudential has been, and likely will continue to be, subject to potential damage from computer viruses, unauthorised access and cyber-security attacks such as 'denial of service' attacks (which, for example, can cause temporary disruption to websites and IT networks), phishing and disruptive software campaigns.

Prudential is continually enhancing its IT environment to remain secure against emerging threats, together with increasing its ability to detect system compromise and recover should such an incident occur. However, there can be no assurance that such events will not take place which may have material adverse consequential effects on Prudential's business and financial position.

Prudential operates in a number of markets through joint ventures and other arrangements with third parties, involving certain risks that Prudential does not face with respect to its consolidated subsidiaries

Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures and other similar arrangements. For such Group operations, management control is exercised in conjunction with other participants. The level of control exercisable by the Group depends on the terms of the contractual agreements, in particular, those terms providing for the allocation of control among, and continued cooperation between, the participants. In addition, the level of control exercisable by the Group could be subject to changes in the maximum level of non-domestic ownership imposed on foreign companies in certain jurisdictions. Prudential may face financial, reputational and other exposure (including regulatory censure) in the event that any of its partners fails or is unable to meet its obligations under the arrangements, encounters financial difficulty, or fails to comply with local or international regulation and standards such as those pertaining to the prevention of financial crime. In addition, a significant proportion of the Group's product distribution is carried out through arrangements with third parties not controlled by Prudential such as bancassurance and agency arrangements and is therefore dependent upon continuation of these relationships. A temporary or permanent disruption to these distribution arrangements, such as through significant deterioration in the reputation, financial position or other circumstances of the third party or material failure in controls (such as those pertaining to the third-party system failure or the prevention of financial crime) could adversely affect Prudential's results of operations.

Adverse experience relative to the assumptions used in pricing products and reporting business results could significantly affect Prudential's results of operations

In common with other life insurers, the profitability of the Group's businesses depends on a mix of factors including mortality and morbidity levels and trends, policy surrenders and take-up rates on guarantee features of products, investment performance and impairments, unit cost of administration and new business acquisition expenses. The Group's businesses are subject to inflation risk. In particular, the Group's medical insurance businesses in Asia are also exposed to medical inflation risk.

Prudential needs to make assumptions about a number of factors in determining the pricing of its products, for setting reserves, and for reporting its capital levels and the results of its long-term business operations. Assumptions about future expected levels of mortality are of relevance to the Guaranteed Minimum Withdrawal Benefit (GMWB) of Jackson's variable annuity business.

A further factor is the assumption that Prudential makes about future expected levels of the rates of early termination of products by its customers (known as persistency). This is relevant to a number of lines of business in the Group, especially for Jackson's portfolio of variable annuities and, in Asia markets, the health and protection products in Hong Kong, Singapore, Indonesia and Malaysia. Prudential's persistency assumptions reflect a combination of recent past experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. Any expected change in future persistency is also reflected in the assumption. If actual levels of future persistency are significantly different than assumed, the Group's results of operations could be adversely affected. Furthermore, Jackson's variable annuity products are sensitive to other types of policyholder behaviour, such as the take-up of its GMWB product features.

In addition, Prudential's business may be adversely affected by epidemics, pandemics and other effects that give rise to a large number of deaths or additional sickness claims, as well as increases to the cost of medical claims. Pandemics, significant influenza and other epidemics and outbreaks such as the recent coronavirus have occurred a number of times historically but the likelihood, timing, or the severity of future events cannot be predicted. The effectiveness of external parties, including governmental and non-governmental organisations, in combating the spread and severity of any epidemics could have a material impact on the Group's loss experience.

Prudential's businesses are conducted in highly competitive environments with developing demographic trends and continued profitability depends upon management's ability to respond to these pressures and trends

The markets for financial services in the US and Asia are highly competitive, with several factors affecting Prudential's ability to sell its products and continued profitability, including price and yields offered, financial strength and ratings, range of product lines and product quality, brand strength and name recognition, investment management performance and fund management trends, historical bonus levels, the ability to respond to developing demographic trends, customer appetite for certain savings products and technological advances. In some of its markets, Prudential faces competitors that are larger, have greater financial resources or a greater market share, offer a broader range of products or have higher bonus rates. Further, heightened competition for talented and skilled employees and agents with local experience, particularly in Asia, may limit Prudential's potential to grow its business as quickly as planned. Technological advances may result in increased competition to the Group (including from outside the insurance industry) and a failure to be able to attract sufficient numbers of skilled staff.

In Asia, the Group's principal competitors include global life insurers together with regional insurers and multinational asset managers. In most markets, there are also local companies that have a material market presence. Jackson's competitors in the US include major stock and mutual insurance companies, mutual fund organisations, banks and other financial services companies.

Prudential believes that competition will intensify across all regions in response to consumer demand, digital and other technological advances, the need for economies of scale and the consequential impact of consolidation, regulatory actions and other factors. Prudential's ability to generate an appropriate return depends significantly upon its capacity to anticipate and respond appropriately to these competitive pressures.

Prudential is exposed to ongoing risks as a result of the demerger of M&G plc

On 21 October 2019, Prudential completed the demerger of M&G plc and, in connection with the demerger, Prudential entered into a demerger agreement with M&G plc. Among other provisions, the demerger agreement contains a customary indemnity under which Prudential has agreed to indemnify M&G plc against liabilities incurred by the M&G group that relate to the business of the Group. Although it is not anticipated that Prudential will be required to pay any substantial amount pursuant to such indemnity obligations, if any amount payable thereunder is substantial this could have a material adverse effect on Prudential's financial condition and/or results of operations.

Legal and regulatory risk

Prudential conducts its businesses subject to regulation and associated regulatory risks, including a change to the basis in the regulatory supervision of the Group, the effects of changes in the laws, regulations, policies and interpretations and any accounting standards in the markets in which it operates

Changes in government policy and legislation (including in relation to tax), capital control measures on companies and individuals, regulation or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which Prudential operates (including those related to the conduct of business by Prudential or its third party distributors), or decisions taken by regulators in connection with their supervision of members of the Group, which in some circumstances may be applied retrospectively, may adversely affect Prudential. The impact from any regulatory changes may affect Prudential, for example changes may be required to its product range, distribution channels, handling and usage of data, competitiveness, profitability, capital requirements, risk management approaches, corporate or governance structure and, consequently, reported results and financing requirements. Also, regulators in jurisdictions in which Prudential operates may impose requirements affecting the allocation of capital and liquidity between different business units in the Group, whether on a geographic, legal entity, product line or other basis. Regulators may also change the level of capital required to be held by individual businesses, the regulation of selling practices, solvency requirements and could introduce changes that impact products sold or that may be sold. Furthermore, as a result of interventions by governments in light of financial and global economic conditions, there may continue to be changes in government regulation and supervision of the financial services industry, including the possibility of higher capital requirements, restrictions on certain types of transactions and enhancement of supervisory powers.

With effect from 21 October 2019, the group-wide supervisor of Prudential plc changed to the Hong Kong Insurance Authority (HKIA). Prior to the introduction of the proposed GWS Framework, the Group is being supervised on an interim basis in line with principles agreed with the HKIA. Until the GWS Framework is finalised the Group cannot be certain of the nature and extent of differences between the interim principles agreed with the HKIA and the specific regulatory requirements of the GWS Framework. With the agreement of the HKIA, Prudential is applying the Local Capital Summation Method (LCSM) to determine Group regulatory capital requirements. Any differences between these interim supervisory requirements and those that will be adopted under the GWS Framework may lead to changes to the way in which capital requirements are calculated and to the eligibility of the capital instruments issued by Prudential to satisfy such capital requirements. The Group's existing processes and resources may also need to change to comply with the final GWS Framework legislation or any other requirements of the HKIA. The need to adapt to any such changes or to respond to any such requirements may lead to increased costs or otherwise impact the business, financial condition, results, profitability and/or prospects of the Group.

While the HKIA has agreed that the subordinated debt instruments Prudential has in issue can be included as part of the Group's capital resources for the purposes of satisfying the capital requirements imposed under the LCSM under the interim principles agreed with the HKIA, the grandfathering provisions under the GWS Framework remain subject to the Hong Kong legislative process. If Prudential is ultimately not able to include the subordinated debt instruments it holds as part of the Group's capital resources for the purposes of satisfying the capital requirements imposed under the GWS Framework it may need to raise additional capital, which may in turn lead to increased costs for the Group.

Currently there are also a number of other global regulatory developments which could impact Prudential's businesses in its many jurisdictions. These include the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) and its subsequent amendments in the US which provided for a comprehensive overhaul of the financial services industry within the US including reforms to financial services entities, products and markets, the work of the Financial Stability Board (FSB) in the area of systemic risk including the reassessment of the designation of Global Systemically Important Insurers (G-SIIs), and the Insurance Capital Standard (ICS) being developed by the International Association of Insurance Supervisors (IAIS). In addition, regulators in a number of jurisdictions in which the Group operates are further developing their local capital regimes. Across Asia this includes China, Hong Kong, Singapore, Thailand and India. There remains a high degree of uncertainty over the potential impact of such changes on the Group.

In November 2019 the FSB has endorsed a new Holistic Framework (HF), intended for the assessment and mitigation of systemic risk in the insurance sector, for implementation by the IAIS in 2020 and has suspended G-SII designations until completion of a review to be undertaken in 2022. Many of the previous G-SII measures have already been adopted into the Insurance Core Principles (ICPs) and ComFrame – the common framework for the supervision of Internationally Active Insurance Groups (IAIGs). Prudential is expected to satisfy the criteria to be an IAIG and would therefore be subject to these measures. The HF also includes a monitoring element for the identification of a build-up of systemic risk and to enable supervisors to take action where appropriate. The IAIS has already consulted on an application paper on the liquidity risk elements introduced into the ICPs and ComFrame with a further consultation focused on macroeconomic elements expected to follow in 2021. The IAIS continues to develop the ICS as part of ComFrame. The implementation of ICS will be conducted in two phases – a five-year monitoring phase followed by an implementation phase. ComFrame will more generally establish a set of common principles and standards designed to assist supervisors in addressing risks that arise from insurance groups with operations in multiple jurisdictions. The ComFrame proposals, including ICS, could result in enhanced capital and regulatory measures for IAIGs.

In July 2014, the FSB announced widespread reforms to address the integrity and reliability of inter-bank offer rates (IBORs). The discontinuation of IBORs in their current form and their replacement with alternative risk-free reference rates such as the Sterling Overnight Index Average benchmark (SONIA) in the UK and the Secured

Overnight Financing Rate (SOFR) in the US could, among other things, impact the Group through an adverse effect on the value of Prudential's assets and liabilities which are linked to or which reference IBORs, a reduction in market liquidity during any period of transition and increased legal and conduct risks to the Group arising from changes required to documentation and its related obligations to its stakeholders.

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

The Group's accounts are prepared in accordance with current IFRS applicable to the insurance industry. The International Accounting Standards Board (IASB) introduced a framework that it described as Phase I which, under its standard IFRS 4 permitted insurers to continue to use the statutory basis of accounting for insurance assets and liabilities that existed in their jurisdictions prior to January 2005. In May 2017, the IASB published its replacement standard on insurance accounting (IFRS 17, 'Insurance Contracts'), which will have the effect of introducing fundamental changes to the statutory reporting of insurance entities that prepare accounts according to IFRS from 2021. In June 2019, the IASB published an exposure draft proposing a number of targeted amendments to this new standard including the deferral of the effective date by one year from 2021 to 2022. As a result of comments on this exposure draft, the IASB plans to redeliberate on a number of areas of IFRS 17, with an amended standard expected to be issued in mid-2020. The EU will apply its usual process for assessing whether the standard meets the necessary criteria for endorsement. The Group is reviewing the complex requirements of this standard and considering its potential impact. The effect of changes required to the Group's accounting policies as a result of implementing the new standard is currently uncertain, but these changes can be expected to, amongst other things, alter the timing of IFRS profit recognition. Given the implementation of this standard is likely to require significant enhancements to IT, actuarial and finance systems of the Group, it will also have an impact on the Group's expenses.

Any changes or modification of IFRS accounting policies may require a change in the way in which future results will be determined and/or a retrospective adjustment of reported results to ensure consistency.

The resolution of several issues affecting the financial services industry could have a negative impact on Prudential's reported results or on its relations with current and potential customers

Prudential is, and in the future may continue to be, subject to legal and regulatory actions in the ordinary course of its business on matters relevant to the delivery of customer outcomes. Such actions relate, and could in the future relate, to the application of current regulations or the failure to implement new regulations (including those relating to the conduct of business), regulatory reviews of broader industry practices and products sold (including in relation to lines of business already closed) in the past under acceptable industry or market practices at the time and changes to the tax regime affecting products. Regulators may also focus on the approach that product providers use to select third-party distributors and to monitor the appropriateness of sales made by them. In some cases, product providers can be held responsible for the deficiencies of third-party distributors.

In the US, there has been significant attention on the different regulatory standards applied to investment advice delivered to retail customers by different sectors of the industry. As a result of reports relating to perceptions of industry abuses, there have been numerous regulatory inquiries and proposals for legislative and regulatory reforms. This includes focus on the suitability of sales of certain products, alternative investments and the widening of the circumstances under which a person or entity providing investment advice with respect to certain employee benefit and pension plans would be considered a fiduciary subjecting the person or entity to certain regulatory requirements. There is a risk that new regulations introduced may have a material adverse effect on the sales of the products by Prudential and increase Prudential's exposure to legal risks.

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

Prudential's Articles of Association contain an exclusive jurisdiction provision

Under Prudential's Articles of Association, certain legal proceedings may only be brought in the courts of England and Wales. This applies to legal proceedings by a shareholder (in its capacity as such) against Prudential and/or its directors and/or its professional service providers. It also applies to legal proceedings between Prudential and its directors and/or Prudential and Prudential's professional service providers that arise in connection with legal proceedings between the shareholder and such professional service providers. This provision could make it difficult for US and other non-UK shareholders to enforce their shareholder rights.

Environmental, social and governance risks

The failure to understand and respond effectively to the risks associated with environmental, social or governance (ESG) factors could adversely affect Prudential's achievement of its long-term strategy

The business environment in which Prudential operates is continually changing. A failure to manage those material risks associated with the ESG themes detailed below may adversely impact on the reputation and brand of the Group, the results of its operations, its ability to attract and retain customers and staff, its ability to deliver on its long-term strategy and therefore its long-term financial success. Ensuring high levels of transparency and responsiveness to stakeholders is a key aspect of this. ESG-related issues may also directly or indirectly impact key stakeholders, ranging from customers to institutional investors, employees, suppliers and regulators, all of whom have expectations in this area, which may differ.

The environmental risks associated with climate change is one ESG area that poses significant risks to Prudential and its customers. These risks include transition risks and physical risks. The global transition to a lower carbon economy could have an adverse impact on investment valuations as the financial assets of carbon-intensive companies re-price and could result in some asset sectors facing significantly higher costs and a disorderly adjustment to their asset values. The speed of this transition will be influenced by factors such as public policy, technology and changes in market or investor sentiment. This may adversely impact the valuation of investments held by the Group. The potential broader economic impact from this may adversely affect customer demand for the Group's products. The physical impacts of climate change, driven by both specific short-term climate-related events such as natural disasters and longer-term changes to the natural environment, will increasingly influence the longevity, mortality and morbidity risk assessments of the Group's underwriting product offerings. Climate-driven changes in countries in which Prudential, or its key third parties, operate could impact on its operational resilience and could change its claims profile. There is an increasing expectation from stakeholders for Prudential to understand, manage and provide increased transparency of its exposure to climate-related risks. Given that Prudential's investment horizons are long term, it is potentially more exposed to the long-term impact of climate change risks. Additionally, Prudential's stakeholders increasingly expect an approach to responsible investment that demonstrates how ESG considerations are effectively integrated into investment and engagement decisions, and fiduciary and stewardship duties.

Social risks that could impact Prudential may arise from a failure to consider the rights, diversity, well-being, and interests of people and communities in which the Group, or its third parties, operates. These risks are increased as Prudential operates in multiple jurisdictions with distinct local cultures and considerations. Emerging population risks associated with public health trends (such as an increase in obesity) and demographic changes (such as population urbanisation and ageing) may affect customer lifestyles and therefore may impact claims against the Group's insurance product offerings. As a provider of insurance and investment services, Prudential has access to extensive amounts of customer personal data, including data related to personal health, and is therefore exposed to the regulatory and reputational risks associated with customer data misuse or security breaches. These risks are explained in the 'Information security and loss or misuse of data' risk factor. The potential for reputational risks extends to the Group's supply chains, which may be adversely impacted by factors such as poor labour standards and abuses of human rights by third parties. As an employer, the Group is also exposed to the risk of being unable to attract, retain and develop highly-skilled staff, which can be increased where Prudential does not have responsible working practices.

A failure to maintain high standards of corporate governance may adversely impact the Group and its customers, staff and employees, through poor decision-making and a lack of oversight of its key risks. Poor governance may arise where key governance committees have insufficient independence, a lack of diversity, skills or experience in their members, or unclear (or insufficient) oversight responsibilities and mandates. Inadequate oversight over remuneration increases the risk of poor senior management behaviours. Prudential operates across multiple jurisdictions and has a group and subsidiary governance structure which may add further complexity to these considerations. Participation in joint ventures or partnerships where Prudential does not have direct overall control increases the potential for reputational risks arising from poor governance.

Dividend Data

Under UK company law, Prudential plc may pay dividends only if it has 'distributable profits' available for that purpose. 'Distributable profits' are accumulated, realised profits not previously distributed or capitalised less accumulated, realised losses not previously written off, on the applicable GAAP basis. Even if distributable profits are available, under English law Prudential plc may pay dividends only if the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves (such as, for example, the share premium account) and the payment of the dividend does not reduce the amount of its net assets to less than that aggregate. For further information about the Company, please refer to the section headed Condensed Financial Information of Registrant (Schedule II).

As a holding company, Prudential plc is dependent upon dividends and interest from its subsidiaries to pay cash dividends. Many of its insurance subsidiaries are subject to regulations that restrict the amount of dividends that they can pay to the Company. These restrictions are discussed in more detail in note D7(a) to Prudential's consolidated financial statements and the section headed Supervision and Regulation of Prudential.

Historically, Prudential plc has declared an interim and a final dividend for each year (with the final dividend being paid in the year following the year to which it relates). Since 2016, Prudential plc makes twice-yearly interim dividend payments instead of the final and interim dividend payments. Subject to the restrictions referred to above, Prudential plc's directors have the discretion to determine whether to pay an interim dividend and the amount of any such interim dividend but must take into account the Company's financial position. The directors still retain the discretion to recommend payment of a final dividend, such recommendation to be approved by ordinary resolution of the shareholders. The approved amount may not exceed the amount recommended by the directors.

Prudential plc now determines and declares its dividends in US dollars, commencing with dividends paid in 2020, including the 2019 second interim dividend. Shareholders holding shares on the UK or Hong Kong share registers will continue to receive their dividend payments in either pounds sterling or Hong Kong dollars respectively, unless they elect otherwise. Shareholders holding shares on the UK or Hong Kong registers may elect to receive dividend payments in US dollars. Elections must be made through the relevant UK or Hong Kong share registrar on or before 23 April 2020. The corresponding amount per share in pounds sterling and Hong Kong dollars is expected to be announced on or about 30 April 2020.The US dollar to pound sterling and Hong Kong dollar conversion rates will be determined by the actual rates achieved by Prudential buying those currencies during the two working days preceding the subsequent announcement. Holders of American Depositary Receipts (ADRs) will continue to receive their dividend payments in US dollars. Shareholders holding an interest in Prudential shares through the Central Depository (Pte) Limited (CDP) in Singapore will continue to receive their dividend payments in Singapore dollars at an exchange rate determined by CDP.

The following table shows certain information regarding the dividends per share that Prudential plc declared for the periods indicated in pence sterling and converted into US dollars at the noon buying rate in effect on each payment date. First interim dividends for a specific year now generally have a record date in August and a payment date in September of that year, and second interim dividends (or final dividends) now generally have a record date in the following March/April and a payment date in the following May.

Year	First Interim Ordinary Dividend (cents)	Final Ordinary Dividend/Second interim Ordinary (cents)	Special dividend (cents)

2015	18.77	38.42	14.52
2016	16.78	39.82	-
2017	19.50	43.79	-
2018	20.55	42.89	-
2019	20.29	-	-

The Board approved a 2019 second interim ordinary dividend of 25.97 cents per share, equivalent to the 19.60 pence per share previously indicated in the demerger Circular.

The Board considers dividends to be an important component of total shareholder return and adopted a progressive dividend policy for the Group following the demerger. The level of dividend growth will be determined after taking into account the Group's capital generation capacity, financial prospects and investment opportunities, as well as market conditions. The Group's 2020 dividend under the new progressive dividend policy will be determined from a 2019 US dollar base of $958 million1 (36.84 cents per share), equivalent to the circa £750 million previously disclosed in the Circular. This policy is expected to result, over the medium term, in future central outflows ie dividends, debt interest costs and other central expenses (including central payments for bancassurance distribution agreements and restructuring costs) net of tax recoverables, being covered by remittances from business units.

The Board intends to maintain the Group's existing formulaic approach to first interim dividends, which are calculated as one-third of the previous year's full-year dividend.

Demerger dividend-in-specie of M&G plc

On 21 October 2019, following approval by the Group's shareholders, Prudential plc demerged M&G plc its UK and Europe operations via a dividend-in-specie. As required by IFRIC 17 'Distributions of Non-cash Assets to Owners', the dividend has been recorded at the fair value of M&G plc being $7,379 million.

Note

1.
The pro forma dividend for 2019 of the $958 million represents the first interim ordinary dividend paid of $528 million (£428 million based on spot exchange rate at the payment date) plus the second interim ordinary dividend of $675 million (£510 million based on spot rate at 31 December 2019) less the contribution of remittances from the discontinued M&G plc business to the second interim ordinary dividend of $245 million (£185 million based on spot exchange rates at 31 December 2019).

 Major Shareholders

The table below shows the holdings of major shareholders in the Company's issued share capital as notified to the Company in accordance with the Disclosure Guidance and Transparency Rules. At 19 March 2020 Prudential had received the following notifications:

Significant Changes in Ownership

Year	Name of Company	Date Prudential was notified	Number of Prudential shares held	% of total voting rights attaching to issued share capital	Change in interest

2018	n/a	n/a	n/a	n/a	n/a

2019	The Capital Group Companies, Inc.	October	128,267,497	4.93	Decrease in interest

2020	Norges Bank	February	77,815,026	2.99	Decrease in interest

On 11 February 2020, Norges Bank notified its holding had decreased to 2.998 per cent of the Company's issued share capital. As at 19 March 2020, no further notifications had been received in 2020.

Shareholder	Date advised	Percentage of share capital	Shareholding

BlackRock Inc	04/05/2012	5.08%	129,499,098
The Capital Group Companies, Inc.	10/02/2019	4.93%	128,267,497

Major shareholders of Prudential have the same voting rights per share as other shareholders. See Governance - Memorandum and Articles of Association - Voting Rights'.

As at 19 March 2020, there were 133 shareholders with a US address on Prudential's register of shareholders. These shares represented approximately 0.01 per cent of Prudential's issued ordinary share capital. As at 19 March 2020, there were 72 registered Prudential ADR holders. The shares represented by these ADRs amounted to approximately 2.15 per cent of Prudential's issued ordinary share capital.

Prudential does not know of any arrangements which may at a subsequent date result in a change of control of Prudential.

 Material Contracts

On 25 September 2019, Prudential and M&G entered into a demerger agreement (the "Demerger Agreement"). The Demerger Agreement sets forth the primary terms and conditions pursuant to which the Demerger was effected. The Demerger Agreement also governs the post-Demerger obligations and restrictions of each of the parties thereto, including, among others, obligations in respect of data sharing, intercompany debt, third party-dealings and the treatment of confidential information.

Specifically, the Demerger Agreement provides that, for a period of ten years after completion, Prudential and M&G, as applicable, must deliver to the other party certain corporate and personal data as reasonably requested, subject to certain exceptions as agreed to by the parties. Additionally, in connection with the announcement of a possible change of control within two years after completion, the Demerger Agreement provides that the party not affected by the change of control may require the other party to delete confidential information held by such other party. The Demerger Agreement also sets forth the mechanisms by which any pre-Demerger guarantees, indemnities or other assurances given by Prudential or M&G to the other are released. Generally, the beneficiary of such a guarantee, indemnitee or assurance must seek to obtain the guarantor's release from the guarantor's obligations thereunder and, pending release, indemnify the guarantor against all liabilities and costs arising under or by reason of the guarantee and ensure that the guarantor's exposure under the guarantee is not increased.

The Demerger Agreement also contains mutual cross indemnities under which Prudential and M&G, as applicable, must indemnify the other party against losses, costs, damages and expenses of any kind suffered or arising directly or indirectly from or in consequence of the business carried on by Prudential (other than the M&G business) and M&G, as applicable, prior to the Demerger. Pursuant to the Demerger Agreement, Prudential and M&G are obliged to satisfy any claims made by the other party in respect of such indemnities, subject to the right of M&G or Prudential, as applicable, to defend any such claim. The mutual cross indemnities set forth in the Demerger Agreement are unlimited in terms of amount and duration.

Exchange Controls

Other than the requirement to report certain events and transactions to HM Revenue & Customs, there are currently no UK laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange controls, or that affect the remittance of dividends or other payments to non-UK residents or to US holders of Prudential's securities, except as otherwise set forth under 'Taxation' in this section.

Taxation

The following is a summary, under current law and practice, of the principal UK tax, US federal income tax, Hong Kong and Singapore tax considerations relating to an investment by a US taxpayer in Prudential ordinary shares or ADSs. This summary applies to you only if:

  –
  You are an individual US citizen or resident, a US corporation, or otherwise subject to US federal income tax on a net income basis in respect of your holding of Prudential ordinary shares or ADSs;

  –
  You hold Prudential ordinary shares or ADSs or shares held or traded in Singapore through the Central Depository (CDP) as a capital asset for tax purposes;

  –
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

  –
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

UK Taxation of Capital Gains

A holder of Prudential ordinary shares or ADSs who for UK tax purposes is a US corporation that is not resident in the United Kingdom will not be liable for UK taxation on capital gains realised on the disposal of Prudential ordinary shares or ADSs unless at the time of disposal:

  –
  The holder carries or has carried on a trade in the United Kingdom through a permanent establishment in the United Kingdom, and
  –
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

Subject to the comments in the following paragraph, a holder of Prudential ordinary shares or ADSs who, for UK tax purposes, is an individual who is not resident in the United Kingdom will not be liable for UK taxation on capital gains realised on the disposal of Prudential ordinary shares or ADSs unless at the time of the disposal:

  –
  The holder carries or has carried on a trade in the United Kingdom through a branch or agency, and
  –
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

UK Inheritance Tax

Prudential ordinary shares which are registered on the main Prudential share register are assets situated in the United Kingdom for the purposes of UK inheritance tax (the equivalent of US estate and gift tax). Prudential ADSs are likely to be treated in the same manner as the underlying Prudential ordinary shares and as situated in the United Kingdom. Subject to the discussion of the UK-US estate tax treaty in the next paragraph, UK inheritance tax may apply if an individual who holds Prudential ordinary shares which are registered on the main Prudential share register or ADSs gifts them or dies even if he or she is neither domiciled in the United Kingdom nor deemed to be domiciled there under UK law. For inheritance tax purposes, a transfer of Prudential ordinary shares or ADSs at less than full market value may be treated, to the extent of the undervalue, as a gift for these purposes. Special inheritance tax rules apply (1) to gifts if the donor retains some benefit, (2) to close companies and (3) to trustees of settlements. Prudential ordinary shares which are registered on the Hong Kong branch register should not be treated as situated in the United Kingdom for the purpose of UK inheritance tax.

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

  –
  Are part of the business property of a permanent establishment of an enterprise in the United Kingdom, or
  –
  Pertain to a fixed base in the UK used for the performance of independent personal services.

The UK-US estate tax treaty provides a credit mechanism if the Prudential ordinary shares or ADSs are subject to both UK inheritance tax and to US estate and gift tax.

UK Stamp Duty and Stamp Duty Reserve Tax

Relevant legislation provides that, subject to certain exemptions, UK stamp duty would be payable on a transfer of, and UK stamp duty reserve tax (SDRT) would be payable upon a transfer or issue of, Prudential ordinary shares to the depositary of Prudential ordinary shares that is responsible for issuing ADSs (the 'ADS Depositary'), or a nominee or agent of the ADS depositary, in exchange for American Depositary Receipts (ADRs) representing ADSs. For this purpose, the current rate of stamp duty and SDRT is 1.5 per cent (rounded up, in the case of stamp duty, to the nearest £5).

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

Subject to the special rules relating to clearance services and issuers of depositary receipts, a transfer for value of Prudential ordinary shares (but excluding Prudential ordinary shares registered on the Hong Kong branch register unless the instruments of transfer are executed in the UK), as opposed to ADSs, will generally give rise to a charge to UK stamp duty, other than where the amount or value of the consideration for the transfer is £1,000 or under and the transfer instrument is certified to that effect, at the rate of 0.5 per cent (rounded up to the nearest £5). The rate is applied to the amount or value of the consideration payable for the relevant Prudential ordinary shares. To the extent that UK stamp duty is paid on a transfer of Prudential ordinary shares, no SDRT should generally be payable on the agreement for that transfer.

Subject to certain special rules relating to clearance services and issuers of depositary receipts, a transfer of ordinary shares from a nominee to their beneficial owner (other than on sale), including a transfer of underlying Prudential ordinary shares from the ADS Depositary or its nominee to an ADS holder, is not subject to UK stamp duty or SDRT. No UK SDRT should be payable on an agreement to transfer Prudential ordinary shares registered on the Hong Kong branch registers, subject to the special rule relating to clearance services and issuers of depositary receipts.

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

US Federal Income Tax Treatment of Distributions on Prudential Ordinary Shares or ADSs

If Prudential pays dividends, you must include those dividends in your income when you receive them. The dividends will be treated as foreign source income. You should determine the amount of your dividend income by converting pounds sterling into US dollars at the exchange rate in effect on the date of your (or the depositary's, in the case of ADSs) receipt of the dividend. Subject to certain exceptions for short-term and hedged positions, the US dollar amount of dividends received by an individual will be subject to taxation at a lower rate than ordinary income if the dividends are 'qualified dividends.' Dividends received with respect to the ordinary shares or ADSs will be qualified dividends if Prudential was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (PFIC). Based on the nature of its business activities and its expectations regarding such activities in the future, Prudential believes that it was not treated as a PFIC within the meaning of the Code with respect to its 2019 taxable year. In July 2019 the U.S. Department of the Treasury issued proposed regulations amending the PFIC rules under sections 1291, 1297 and 1298 of the Code. Prudential is monitoring the development of the proposed regulations which, if finalised in 2020, will become effective for the 2021 taxable year.

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

US Federal Medicare Tax on Net Investment Income

A 3.8 per cent surtax will generally apply to the net investment income of individuals whose modified adjusted gross income exceeds certain threshold amounts. For 2019, these amounts are $200,000 in the case of single taxpayers, $250,000 in the case of married taxpayers filing joint returns, and $125,000 in the case of married taxpayers filing separately. Net investment income includes, among other items, dividends, interest, and net gain from the disposition of property (other than certain property held in a trade or business).

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

US Foreign Account Tax Compliance Act ('FATCA') provisions

FATCA requires Foreign Financial Institutions ('FFI's) (such as Prudential plc and many of its subsidiaries) to identify US customers and report certain information on accounts held by US persons and US-owned foreign entities to either their domestic tax authority (where there is an appropriate intergovernmental agreement in place) for onwards transmission to the Internal Revenue Service ('IRS'), or directly to the IRS on an annual basis. Failure to report can potentially lead to a 30 per cent withholding tax on certain US payments made to the FFI. The 30 per cent withholding requirement applies generally with respect to US source interest, dividends and other fixed and determinable payments to persons who do not satisfy the FATCA requirements. The majority of countries where Prudential plc has affected subsidiaries have now entered into intergovernmental agreements with the US to simplify compliance for FFIs in those countries and minimise the risk of withholding, while still meeting the reporting obligations to the US. Prudential plc and its affected subsidiaries have established policies and procedures to ensure compliance with FATCA, including filing applicable reports.

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

Trading gains from the sale of the Prudential ordinary share by US resident holders effected on the Hong Kong Stock Exchange will be considered to be derived from Hong Kong. A liability for Hong Kong profits tax would thus arise in respect of trading gains derived by US resident holders from the sale of Prudential ordinary shareseffected on the Hong Kong Stock Exchange where such trading gains are realised by US resident holders from a business carried on in Hong Kong.

Hong Kong Stamp duty

Hong Kong stamp duty, currently charged at the ad valorem rate of 0.1 per cent on the higher of the consideration for or the value of the Prudential ordinary shares, will be payable by the purchaser on a purchase and by the seller on a sale of Prudential ordinary shares where the transfer is required to be registered in Hong Kong (ie a total of 0.2 per cent is ordinarily payable on a sale and purchase transaction involving ordinary shares). In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of ordinary shares.

Hong Kong Estate duty

Hong Kong estate duty has been abolished with effect to all deaths occurring on or after 11 February 2006.

Singapore Taxation on gains of sale

Disposal of the Prudential ordinary shares

Singapore does not impose tax on capital gains. However, gains of an income nature may be taxable in Singapore. There are no specific laws or regulations which deal with the characterisation of whether a gain is income or capital in nature. Gains arising from the disposal of the Prudential ordinary shares by US resident holders may be construed to be of an income nature and subject to Singapore income tax, especially if they arise from activities which are regarded as the carrying on of a trade or business and the gains are sourced in Singapore.

Adoption of FRS 109 for Singapore Tax Purposes

Any US resident holders who apply, or who are required to apply, the Singapore Financial Reporting Standard 109 Financial Instruments (FRS 109) for the purposes of Singapore income tax may be required to recognise gains or losses (not being gains or losses in the nature of capital) in accordance with the provisions of FRS 109 (as modified by the applicable provisions of Singapore income tax law) even though no sale or disposal is made. Taxpayers who may be subject to such tax treatment should consult their own accounting and tax advisers regarding the Singapore income tax consequences of their acquisition, holding and disposal of the Prudential ordinary shares.

Singapore Taxation of Dividend distributions

As Prudential is incorporated in England and Wales and is not tax resident in Singapore for Singapore tax purposes, dividends paid by Prudential will be considered as sourced outside Singapore (unless the Prudential ordinary shares are held as part of a trade or business carried out in Singapore in which event the US resident holders of such shares may be taxed on the dividends as they are derived).

Foreign-sourced dividends received or deemed received in Singapore by a US resident individual not resident in Singapore is exempt from Singapore income tax. This exemption will also apply in the case of a Singapore tax resident individual who receives his foreign-sourced income in Singapore on or after 1 January 2004 (except where such income is received through a partnership in Singapore).

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

Singapore Stamp duty

As Prudential is incorporated in England and Wales and the Prudential ordinary shares are not registered on any register kept in Singapore, no stamp duty is payable in Singapore:

  (i)
  On the issuance of the Prudential ordinary shares; and
  (ii)
  On any transfer of the Prudential ordinary shares.

Prudential ordinary shares held or traded in Singapore through CDP will be registered on the HK Register. As such, Hong Kong stamp duty will be payable on a transfer of Prudential ordinary shares held or traded in Singapore through CDP. Please refer to the description under the Hong Kong stamp duty section above.

All persons, including US resident holders, who hold or transact in Prudential ordinary shares in Singapore through the SGX-ST and/or CDP should expect that they will have to bear Hong Kong stamp duty in respect of transactions in Prudential ordinary shares effected in Singapore through the SGX-ST and/or CDP. Such persons should consult their brokers, or custodians for information regarding what procedures may be instituted for collection of Hong Kong stamp duty from them.

Singapore Estate duty

Singapore estate duty has been abolished with respect to all deaths occurring on or after 15 February 2008.

Singapore Goods and Services Tax

There is no Goods and Services Tax (GST) payable in Singapore on the subscription or issuance of the Prudential ordinary shares. The clearing fees, instruments of transfer deposit fees and share withdrawal fees are subject to GST at the prevailing standard-rate (currently 7 per cent) if the services are provided by a GST registered person to a holder of the Prudential ordinary shares. However, such fees could be zero-rated when provided to a US resident holder of the Prudential ordinary shares belonging outside Singapore provided certain conditions are met. For a holder of the Prudential ordinary shares belonging in Singapore who is registered for GST, the GST incurred is generally not recoverable as input tax credit from the Inland Revenue Authority of Singapore unless certain conditions are satisfied. These GST-registered holders of the Prudential ordinary shares should seek the advice of their tax advisors on these conditions.

Documents on Display

Prudential is subject to the informational requirements of the Securities Exchange Act of 1934 applicable to foreign private issuers. In accordance with these requirements, Prudential files its annual report on Form 20-F and other documents with the Securities and Exchange Commission.

The SEC maintains a website that contains reports and other information regarding registrants. All the SEC filings made electronically by registrants including Prudential can be accessed at www.sec.gov. Prudential's SEC filings are also available in our corporate website at www.prudentialplc.com.

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

Controls and Procedures

Management has evaluated, with the participation of Prudential plc's Group Chief Executive and Group Chief Financial Officer and Chief Operating Officer, the effectiveness of Prudential plc's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (Exchange Act)) as of 31 December 2019. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon Prudential plc's evaluation, Prudential plc's Group Chief Executive and Group Chief Financial Officer and Chief Operating Officer have concluded that as of 31 December 2019 Prudential plc's disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Prudential plc in the reports Prudential plc files and submits under the Exchange Act is recorded, processed, summarised and reported, within the time periods specified in the applicable rules and forms and that it is accumulated and communicated to Prudential plc's management, including Prudential plc's Group Chief Executive and Group Chief Financial Officer and Chief Operating Officer, as appropriate to allow timely decisions regarding required disclosure.

Prudential plc is required to undertake an annual assessment of the effectiveness of internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act 2002 (Section 404). In accordance with the requirements of Section 404 the following report is provided by management in respect of Prudential plc's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act).

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

Management has conducted, with the participation of Prudential plc's Group Chief Executive and Group Chief Financial Officer and Chief Operating Officer, an evaluation of the effectiveness of internal control over financial reporting based on the criteria set forth in '2013 Internal Control — Integrated Framework' issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment under these criteria, management has concluded that, as of 31 December 2019, Prudential plc's internal control over financial reporting was effective.

In addition, there have been no changes in Prudential plc's internal control over financial reporting during 2019 that have materially affected, or are reasonably likely to affect materially, Prudential plc's internal control over financial reporting.

KPMG LLP, which has audited the consolidated financial statements of Prudential plc for the year ended 31 December 2019, has also audited the effectiveness of Prudential plc's internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). KPMG LLP's report on internal control over financial reporting is shown on page 243 in the Consolidated Financial Statements section.

Listing Information

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

Prudential American Depositary Shares (ADSs) have been listed for trading on the New York Stock Exchange since 28 June 2000 under the symbol 'PUK'.

Trading on the Singapore Stock Exchange may be infrequent for certain periods during the year. This does not have any material impact on the liquidity of the Group.

Description of Securities Other than Equity Securities

Payments received from the ADR Depositary

Direct payments

J.P. Morgan Chase Bank, N.A. is the depositary (ADR Depositary) of Prudential's ADR program. The ADR Depositary has agreed to reimburse Prudential for certain reasonable expenses related to Prudential's ADR program and incurred by Prudential in connection with the ADR program. The reimbursements shall be used by Prudential for actual expenses incurred in connection with the program during the contract year (year ending 18 May in each year), including but not limited to, expenses related to US investor relations servicing, US investor presentations, financial advertising and public relations.

No reimbursements were made in 2019.

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

Purchases of Equity Securities by Prudential plc and Affiliated Purchasers

The following table sets forth information with respect to purchases made by or on behalf of Prudential or any 'affiliated purchasers' (as that term is defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended) of Prudential's ordinary shares or American depositary shares for the year ended 31 December 2019.

Period	Total Number of Shares Purchased*	Average Price Paid Per Share (£)	Total Number of Shares Purchased at Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under Plans or Programs

1 January –31 January	75,165	18.43	-	-
1 February –29 February	71,044	19.58	-	-
1 March –31 March	68,497	20.22	-	-
1 April –30 April	2,638,429	20.49	-	-
1 May –31 May	73,417	21.11	-	-
1 June –30 June	217,800	20.59	-	-
1 July –31 July	60,514	21.84	-	-
1 August –31 August	72,671	18.14	-	-
1 September –30 September	73,284	18.00	-	-
1 October –31 October	178,359	17.65	-	-
1 November –30 November	75,904	17.25	-	-
1 December –31 December	68,573	17.18	-	-

*
The shares listed in this column were acquired by employee benefit trusts during the year to satisfy future obligations to deliver shares under the Company's employee incentive plans, the savings related share option scheme and the share participation plan.

Prior to the demerger of M&G plc in October 2019, the Group consolidated a number of authorised investment funds of M&G that hold shares in Prudential plc. These funds were deconsolidated upon the demerger.

 Principal Accountant Fees and Services

Total fees payable to KPMG for the fiscal years ended 31 December are set out below:

	2019 $m	2018 $m

Audit fees:
Fees payable to the Company's auditor for the audit of the Company's annual accounts	2.2	2.8

Audit of subsidiaries pursuant to legislation	9.5	12.3
	11.7	15.1

Audit-related assurance services*	10.1	6.3
Other fees paid to auditors:
Other assurance services	1.3	1.5

Services relating to corporate finance transactions	7.3	0.3
All other services	-	1.2

	8.6	3.0

Total fees paid to the auditor	30.4	24.4

Analysed into:
Fees payable to the auditor attributable to the continuing operations:
Non-audit services associated with the demerger of the UK and Europe operations†	11.7	1.0
Other audit and non-audit services	15.3	15.1

	27.0	16.1
Fees payable to the auditor attributable to the discontinued UK and Europe operations	3.4	8.3

	30.4	24.4

*
Of the audit-related assurance service fees (as defined by SEC guidance) of $10.1 million in 2019 (2018: $6.3 million), $5.5 million relates to services that are required by law.
†
Of the $11.7 million one-off non-audit services fees in 2019 associated with the demerger of the UK and Europe operations, $4.4 million was for audit-related assurance services and $7.3 million was for services relating to corporate finance transactions. In 2018, the $1.0 million was for all other services associated with the preparation for the demerger.

In addition, there were fees incurred by pension schemes of $0.1 million (2018: $0.3 million; 2017: $0.1 million) for audit services These pension schemes were transferred to UK and Europe operations in 2019 as part of the demerger.

2019

Fees of $2.2 million for the audit of Prudential's annual accounts comprised statutory audit fees of $1.3 million and US reporting audit fees of $0.9 million. Fees of $9.5 million for audit of subsidiaries pursuant to legislation mainly related to the audit of local and statutory accounts and to statutory audit work in connection with the submission of results to be consolidated in Prudential's annual accounts.

Fees of $10.1 million for audit related assurance services supplied comprised EEV and interim reporting audit fees of $0.9 million, services associated with the demerger of UK and Europe operations, controls reporting and other similar work. Audit related assurance service fees above is higher than the amount disclosed in note B2.4 of the consolidated financial statements due to differences in audit fee reporting requirements between the SEC (as reported in this section) and the UK legislation as reported in the consolidated financial statements.

Total other fees of $8.6 million included $7.3 million in connection with corporate finance transaction services associated with the demerger of the UK and Europe operations and $1.3 million for other assurance services.

2018

Fees of $2.8 million for the audit of Prudential's annual accounts comprised statutory audit fees of $1.2 million, US reporting audit fees of $0.7 million and other audit fees of $0.9 million. Fees of $12.3 million for audit of subsidiaries pursuant to legislation mainly related to the audit of local and statutory accounts and to statutory audit work in connection with the submission of results to be consolidated in Prudential's annual accounts.

Fees of $6.3 million for audit related assurance services supplied comprised interim and regulatory reporting, controls reporting and other similar work.

Fees of $1.5 million for all other assurance services included $0.7 million in connection with Solvency II reporting and disclosures and $0.8 million for other services. Total other fees are $3.0 million.

Limitations on Enforcement of US Laws Against Prudential, Its Directors, Management and Others

Prudential plc is a public limited company incorporated and registered in England and Wales. Most of its directors and executive officers are resident outside the United States, and a substantial portion of its assets and the assets of such persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons or to enforce against them or Prudential plc in US courts judgements obtained in US courts predicated upon the civil liability provisions of the federal securities laws of the United States. We believe that there may be doubt as to the enforceability in England and Wales, in original actions or in actions for enforcement of judgements of US courts, of liabilities predicated solely upon the federal securities laws of the United States.

Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Prudential plc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Prudential plc and subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes and the disclosures marked 'audited' within the Group Risk Framework section on pages 70 to 90 of the 2019 Form 20-F of the Company, and the condensed financial statement Schedule II (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019 based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting within the Controls and Procedures section of the 2019 Form 20-F of the Company. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Evaluation of insurance contract liabilities and investment contract liabilities with discretionary participation features

As discussed in notes A4.1 and C4 to the consolidated financial statements, the Company had recorded insurance contract liabilities and investment contract liabilities with discretionary participation features (policyholder liabilities) of $381 billion as of December 31, 2019. This represented 88 per cent of the Company's total liabilities.

We identified the evaluation of insurance contract liabilities and investment contract liabilities with discretionary participation features as a critical audit matter because it involved subjective auditor judgement and required specialised skills and knowledge in evaluating certain assumptions used in determining the liabilities. This assessment encompassed the evaluation of key economic and operating assumptions, which are outlined below for the Company's different insurance segments. Additionally, it involved significant auditor judgement in assessing the design and calibration of complex reserving models.

For the US insurance operations, the evaluation of the guarantees in the variable annuity ('VA') business was complex as it involved exercising significant auditor judgement in evaluating market inputs and actuarially determined assumptions. Market inputs include, but are not limited to, expected market rates of return, fund performance, and discount rates. Actuarially determined assumptions include, but are not limited to, mortality, benefit utilisation, and persistency.

For the Asia insurance operations, the evaluation of the policyholder liabilities involved exercising significant auditor judgement over the evaluation of mortality, morbidity, persistency, and expense assumptions.

The primary procedures we performed to address this critical audit matter included the following:

–
Tested certain internal controls over the Company's accounting process relating to the determination of policyholder liabilities, including controls over:

  o
  The development of market inputs and actuarially determined assumptions;
  o
  The relevance and reliability of significant data and attributes used to develop the market inputs and actuarially determined assumptions; and
  o
  The process of updating the Company's models to reflect the selected market inputs and actuarially determined assumptions as well as any changes to the calibration of the models.

–
Involved actuarial professionals with specialised skills and knowledge, who assisted in:
  o
  Evaluating the Company's methodologies for selecting market inputs, assumptions relating to mortality, benefit utilisation and persistency (US), and assumptions relating to mortality, morbidity, persistency, and expense (Asia) by comparing them to generally accepted actuarial techniques;
  o
  Challenging the selected inputs and assumptions where expert judgement was applied or deviations from company or industry experience were identified;
  o
  Assessing the impact of modelling and assumption changes by comparing the outcome of pre and post change model runs against our expectations;
  o
  In the US, independently recalculating the liabilities for a selection of individual policies and comparing the results of those calculations to the Company's estimates.

Assessment of fair value of certain level 2 and level 3 investments held at fair value

As discussed in notes A4.1 and C3 to the consolidated financial statements, the Company had recorded level 2 and level 3 investments held at fair value of $77 billion at December 31, 2019. For certain of these investments, a reliable third party price is not readily available because the fair values are based on unobservable inputs. The valuation of these instruments is complex and can involve significant judgement in selecting the inputs into the valuation, including liquidity premiums and credit spreads.

We identified the assessment of the fair value of certain level 2 and level 3 investments held at fair value as a critical audit matter due to the complexity and level of auditor judgement involved in evaluating the inputs and assumptions used in these fair value estimates. In addition, we made this determination due to the specialised skills and knowledge required to assess the estimates.

The primary procedures we performed to address this critical audit matter included the following:

–
Tested certain internal controls over the Company's process for estimating the fair value of certain level 2 and level 3 instruments. This included controls over:

  o
  The relevance and reliability of key inputs used by the Company in its fair value estimates;
  o
  The prices obtained from independent sources, including the qualitative and quantitative analysis of pricing statistics and trends and back testing recent trades; and
  o
  The evaluation of pricing methodologies utilised by independent sources, including the sources of inputs and methods used to determine the relevant assumptions.

–
Assessed the pricing methodologies with reference to relevant accounting standards and industry practice.

–
Utilised financial instrument valuation professionals with specialised skills and knowledge to develop an independent estimate of the fair value of a sample of unlisted debt securities and compared that estimate to the Company's fair value estimate.

–
Performed a retrospective test and compared the historical actual valuations with the most recently estimated valuations available for a sample of funds in order to assess the reliability of the estimated valuations.

Evaluation of certain assumptions impacting estimated gross profits used in the calculation of amortisation of US deferred acquisition costs ('DAC')

As discussed in notes A4.1 and C5.2 to the consolidated financial statements, the Company has US DAC of $12 billion at 31 December 2019, a substantial portion of which relates to annuities and will be amortised into income in proportion to estimated gross profits of the relevant contracts.

We identified the evaluation of certain assumptions impacting estimated gross profits used in the calculation of amortisation of US DAC as a critical audit matter because of the complex and subjective judgement involved, which required specialised skills and knowledge. Specifically, a high degree of judgement was required in evaluating certain assumptions including mortality and lapses. In addition, for the US variable annuity business, a high degree of judgement was required in assessing the methodology used to derive the long-term investment return and future hedge costs.

The primary procedures we performed to address this critical audit matter included the following:

–
Tested certain internal controls over the Company's process for estimating future gross profits. These included controls over:

  o
  The development of the actuarially determined assumptions, as well as the assumptions for investment returns and future hedge costs, used to estimate the gross profits;
  o
  The relevance and reliability of significant data and attributes used to develop these assumptions;
  o
  The process of updating the Company's models to reflect the selected assumptions as well as any changes to the calibration of the models.

–
Involved actuarial professionals with specialised skills and knowledge who assisted in:
  o
  Evaluating the Company's process for selecting actuarially determined assumptions, as well as the assumption for investment returns and future hedge costs;
  o
  Challenging the selected inputs and assumptions where expert judgement was applied or deviations from company or industry experience were identified;
  o
  Independently recalculating the estimated gross profits for a selection of individual policies and comparing the results of those calculations to the Company's estimates;
  o
  Comparing the emergence of actual gross profits against the Company's previous estimates of gross profits by analysing the differences with reference to the selected assumptions and market inputs.

/s/KPMG LLP

We have served as the Company's auditor since 1999.

London, United Kingdom
20 March 2020

Prudential plc and subsidiaries
Consolidated income statement
Years ended 31 December

	Note	2019 $m	2018* $m	2017* $m

Continuing operations:
Gross premiums earned		45,064	45,614	39,800
Outward reinsurance premiums		(1,583)	(1,183)	(1,304)

Earned premiums, net of reinsurance	B1.4	43,481	44,431	38,496
Investment return	B1.4	49,555	(9,117)	35,574
Other income	B1.4	700	531	1,319

Total revenue, net of reinsurance	B1.4	93,736	35,845	75,389

Benefits and claims	C4.1(iii)	(85,475)	(26,518)	(63,718)
Reinsurers' share of benefits and claims	C4.1(iii)	2,985	1,598	1,330
Movement in unallocated surplus of with-profits funds	C4.1(iii)	(1,415)	1,494	(1,420)

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	B1.4	(83,905)	(23,426)	(63,808)
Acquisition costs and other expenditure	B2	(7,283)	(8,527)	(8,649)
Finance costs: interest on core structural borrowings of shareholder-financed businesses		(516)	(547)	(548)
(Loss) gain on disposal of businesses and corporate transactions	D1.1	(142)	(107)	292

Total charges net of reinsurance	B1.4	(91,846)	(32,607)	(72,713)

Share of profit from joint ventures and associates net of related tax	D7	397	319	233

Profit before tax (being tax attributable to shareholders' and policyholders' returns)note		2,287	3,557	2,909
Remove tax charge attributable to policyholders' returns		(365)	(107)	(321)

Profit before tax attributable to shareholders' returns	B1.1	1,922	3,450	2,588

Total tax charge attributable to shareholders' and policyholders' returns	B4.1	(334)	(676)	(1,161)
Remove tax charge attributable to policyholders' returns		365	107	321

Tax credit (charge) attributable to shareholders' returns	B4.1	31	(569)	(840)

Profit from continuing operations		1,953	2,881	1,748

Discontinued UK and Europe operations' profit after tax	D2	1,319	1,142	1,333
Re-measurement of discontinued operations on demerger	D2	188	—	—
Cumulative exchange loss recycled from other comprehensive income	D2	(2,668)	—	—

(Loss) profit from discontinued operations		(1,161)	1,142	1,333

Profit for the year		792	4,023	3,081

Attributable to:
Equity holders of the Company
From continuing operations		1,944	2,877	1,747
From discontinued operations		(1,161)	1,142	1,333
Non-controlling interests from continuing operations		9	4	1

Profit for the year		792	4,023	3,081

Earnings per share (in cents)	Note	2019	2018*	2017

Based on profit attributable to equity holders of the Company:	B5
Basic
Based on profit from continuing operations		75.1¢	111.7¢	68.0¢
Based on (loss) profit from discontinued operations		(44.8)¢	44.3¢	52.0¢

		30.3¢	156.0¢	120.0¢
Diluted
Based on profit from continuing operations		75.1¢	111.7¢	67.9¢
Based on (loss) profit from discontinued operations		(44.8)¢	44.3¢	52.0¢

		30.3¢	156.0¢	119.9¢

*
The 2018 and 2017 comparative results have been re-presented from those previously published to reflect the change in the Group's presentation currency from pounds sterling to US dollars (as described in note A1) and the reclassification of the Group's UK and Europe operations as discontinued operations in 2019 (as described in note A2).

Note

This measure is the formal profit before tax measure under IFRS. It is not the result attributable to shareholders principally because total corporate tax of the Group includes those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the IFRS profit before tax measure is not representative of pre-tax profit attributable to shareholders as it is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of with-profits funds after adjusting for tax borne by policyholders.

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries
Consolidated statement of comprehensive income
Years ended 31 December

	Note	2019 $m	2018* $m	2017 $m

Profit for the year from continuing operations		1,953	2,881	1,748
Other comprehensive income (loss) from continuing operations:
Items that may be reclassified subsequently to profit or loss
Exchange movements on foreign operations and net investment hedges:
Exchange movements arising during the year		152	(39)	129
Cumulative exchange gain of sold Korea life business recycled through profit or loss		—	—	(78)
Related tax		(15)	7	(6)

		137	(32)	45

Valuation movements on available-for-sale debt securities:

Net unrealised gains (losses) on holdings		4,208	(2,144)	761
Deduct net gains included in the income statement on disposal and impairment		(185)	(15)	34

		4,023	(2,159)	795
Related change in amortisation of deferred acquisition costs	C5.2	(631)	328	(98)
Related tax		(713)	385	(71)

		2,679	(1,446)	626

Total items that may be reclassified subsequently to profit or loss		2,816	(1,478)	671
Items that will not be reclassified to profit or loss
Shareholders' share of actuarial gains and losses on defined benefit pension schemes:

Net actuarial (losses) gains on defined benefit pension schemes		(108)	26	44
Related tax		19	(5)	(8)

Total items that will not be reclassified to profit or loss		(89)	21	36

Other comprehensive income (loss) from continuing operations		2,727	(1,457)	707

Total comprehensive income from continuing operations		4,680	1,424	2,455

(Loss) profit from discontinued operations	D2	(1,161)	1,142	1,333
Cumulative exchange loss recycled through profit or loss	D2	2,668	—	—

Other items, net of related tax	D2	203	(605)	1,023
Total comprehensive income from discontinued operations		1,710	537	2,356

Total comprehensive income for the year		6,390	1,961	4,811

Attributable to:
Equity holders of the Company
From continuing operations		4,669	1,419	2,454
From discontinued operations		1,710	537	2,356
Non-controlling interests from continuing operations		11	5	1

Total comprehensive income for the year		6,390	1,961	4,811

*
The 2018 and 2017 comparative results have been re-presented from those previously published to reflect the change in the Group's presentation currency from pounds sterling to US dollars (as described in note A1) and the reclassification of the Group's UK and Europe operations as discontinued operations in 2019 (as described in note A2).

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries
Consolidated statement of changes in equity

		Year ended 31 Dec 2019 $m

	Note	Share capital	Share premium	Retained earnings	Translation reserve*	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity

Reserves
Profit from continuing operations		–	–	1,944	–	–	1,944	9	1,953
Other comprehensive income (loss) from continuing operations:
Exchange movements on foreign operations and net investment hedges net of related tax		–	–	–	135	–	135	2	137
Net unrealised valuation movements net of related change in amortisation of deferred acquisition costs and related tax		–	–	–	–	2,679	2,679	–	2,679
Shareholders' share of actuarial gains and losses on defined benefit pension schemes net of related tax		–	–	(89)	–	–	(89)	–	(89)

Total other comprehensive income (loss) from continuing operations		–	–	(89)	135	2,679	2,725	2	2,727

Total comprehensive income from continuing operations		–	–	1,855	135	2,679	4,669	11	4,680
Total comprehensive income (loss) from discontinued operations		–	–	(1,098)	2,808	–	1,710	–	1,710

Total comprehensive income for the year		–	–	757	2,943	2,679	6,379	11	6,390
Demerger dividend in specie of M&G plc	B6.1	–	–	(7,379)	–	–	(7,379)	–	(7,379)
Other dividends	B6.2	–	–	(1,634)	–	–	(1,634)	–	(1,634)
Reserve movements in respect of share-based payments		–	–	64	–	–	64	–	64
Change in non-controlling interests		–	–	–	–	–	–	158	158
Movements in respect of option to acquire non-controlling interests		–	–	(143)	–	–	(143)	–	(143)
Share capital and share premium
New share capital subscribed	C10	–	22	–	–	–	22	–	22
Impact of change in presentation currency in relation to share capital and share premium	C10	6	101	–	–	–	107	–	107
Treasury shares
Movement in own shares in respect of share-based payment plans		–	–	38	–	–	38	–	38
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		–	–	55	–	–	55	–	55

Net increase (decrease) in equity		6	123	(8,242)	2,943	2,679	(2,491)	169	(2,322)
Balance at beginning of year		166	2,502	21,817	(2,050)	(467)	21,968	23	21,991

Balance at end of year		172	2,625	13,575	893	2,212	19,477	192	19,669

*
The $2,808 million movement in translation reserve from discontinued operations is recognised in other comprehensive income and represents an exchange gain of $140 million on translating the results from discontinued operations during the period of ownership and the recycling of the cumulative exchange loss of $2,668 million through the profit or loss upon the demerger. The Group's accounting principles on foreign exchange translation are described in note A1.

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries
Consolidated statement of changes in equity (continued)

		Year ended 31 Dec 2018* $m

	Note	Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity

Reserves
Profit from continuing operations		–	–	2,877	–	–	2,877	4	2,881
Other comprehensive income (loss) from continuing operations:
Exchange movements on foreign operations and net investment hedges net of related tax		–	–	–	(33)	–	(33)	1	(32)
Net unrealised valuation movements net of related change in amortisation of deferred acquisition costs and related tax		–	–	–	–	(1,446)	(1,446)	–	(1,446)
Shareholders' share of actuarial gains and losses on defined benefit pension schemes net of related tax		–	–	21	–	–	21	–	21

Total other comprehensive income (loss) from continuing operations		–	–	21	(33)	(1,446)	(1,458)	1	(1,457)

Total comprehensive income (loss) from continuing operations		–	–	2,898	(33)	(1,446)	1,419	5	1,424
Total comprehensive income from discontinued operations		–	–	1,218	(681)	–	537	–	537

Total comprehensive income (loss) for the year		–	–	4,116	(714)	(1,446)	1,956	5	1,961
Dividends	B6.2	–	–	(1,662)	–	–	(1,662)	–	(1,662)
Reserve movements in respect of share-based payments		–	–	92	–	–	92	–	92
Change in non-controlling interests		–	–	–	–	–	–	9	9
Movements in respect of option to acquire non-controlling interests		–	–	(146)	–	–	(146)	–	(146)
Share capital and share premium
New share capital subscribed	C10	1	22	–	–	–	23	–	23
Impact of change in presentation currency in relation to share capital and share premium	C10	(10)	(155)	–	–	–	(165)	–	(165)
Treasury shares
Movement in own shares in respect of share-based payment plans		–	–	39	–	–	39	–	39
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		–	–	69	–	–	69	–	69

Net increase (decrease) in equity		(9)	(133)	2,508	(714)	(1,446)	206	14	220
Balance at beginning of year		175	2,635	19,309	(1,336)	979	21,762	9	21,771

Balance at end of year		166	2,502	21,817	(2,050)	(467)	21,968	23	21,991

*
The 2018 comparative results have been re-presented from those previously published to reflect the change in the Group's presentation currency from pounds sterling to US dollars (as described in note A1) and the reclassification of the Group's UK and Europe operations as discontinued operations in 2019 (as described in note A2).

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries
Consolidated statement of changes in equity (continued)

		Year ended 31 Dec 2017 $m

	Note	Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity

Reserves
Profit from continuing operations		–	–	1,747	–	–	1,747	1	1,748
Other comprehensive income (loss) from continuing operations:
Exchange movements on foreign operations and net investment hedges net of related tax		–	–	–	45	–	45	–	45
Net unrealised valuation movements net of related change in amortisation of deferred acquisition costs and related tax		–	–	–	–	626	626	–	626
Shareholders' share of actuarial gains and losses on defined benefit pension schemes net of tax		–	–	36	–	–	36	–	36

Total comprehensive income from continuing operations		–	–	1,783	45	626	2,454	1	2,455
Total comprehensive income from discontinued operations	D1	–	–	1,412	944	–	2,356	–	2,356

Total comprehensive income (loss) for the year		–	–	3,195	989	626	4,810	1	4,811
Dividends		–	–	(1,525)	–	–	(1,525)	–	(1,525)
Reserve movements in respect of share-based payments	C10	–	–	115	–	–	115	–	115
Change in non-controlling interests		–	–	–	–	–	–	7	7
Share capital and share premium
New share capital subscribed		–	27	–	–	–	27	–	27
Impact of change in presentation currency in relation to share capital and share premium		16	227	–	–	–	243	–	243
Treasury shares
Movement in own shares in respect of share-based payment plans		–	–	(19)	–	–	(19)	–	(19)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		–	–	(12)	–	–	(12)	–	(12)

Net increase (decrease) in equity		16	254	1,754	989	626	3,639	8	3,647
Balance at beginning of year		159	2,381	17,555	(2,325)	353	18,123	1	18,124

Balance at end of year		175	2,635	19,309	(1,336)	979	21,762	9	21,771

*
The 2017 comparative results have been re-presented from those previously published to reflect the change in the Group's presentation currency from pounds sterling to US dollars (as described in note A1) and the reclassification of the Group's UK and Europe operations as discontinued operations in 2019 (as described in note A2).

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries
Consolidated statements of financial position

	Note	31 Dec 2019 $m note (iii)	31 Dec 2018 $m notes (iii),(iv)	1 Jan 2018 $m notes (iii),(iv)

Assets
Goodwill	C5.1	969	2,365	2,005
Deferred acquisition costs and other intangible assets	C5.2	17,476	15,185	14,896
Property, plant and equipmentnote(i)	C13	1,065	1,795	1,067
Reinsurers' share of insurance contract liabilities	C4.1(iv)	13,856	14,193	13,086
Deferred tax assets	C8.2	4,075	3,305	3,554
Current tax recoverable	C8.1	492	787	829
Accrued investment income	C1	1,641	3,501	3,620
Other debtors	C1	2,054	5,207	4,009
Investment properties		25	22,829	22,317
Investments in joint ventures and associates accounted for using the equity method		1,500	2,207	1,916
Loans	C3.3	16,583	22,938	23,054
Equity securities and holdings in collective investment schemesnote(ii)		247,281	273,484	302,203
Debt securitiesnote(ii)	C3.2	134,570	223,333	231,835
Derivative assets	C3.4	1,745	4,450	6,495
Other investmentsnote(ii)		1,302	8,294	7,605
Deposits		2,615	15,023	15,200
Assets held for sale		–	13,472	51
Cash and cash equivalents		6,965	15,442	14,461

Total assets	C1	454,214	647,810	668,203

Equity
Shareholders' equity		19,477	21,968	21,762
Non-controlling interests		192	23	9

Total equity		19,669	21,991	21,771

Liabilities
Insurance contract liabilities	C4.1	380,143	410,947	443,952
Investment contract liabilities with discretionary participation features	C4.1	633	85,858	84,789
Investment contract liabilities without discretionary participation features	C4.1	4,902	24,481	27,589
Unallocated surplus of with-profits funds	C4.1	4,750	20,180	22,931
Core structural borrowings of shareholder-financed businesses	C6.1	5,594	9,761	8,496
Operational borrowingsnote(i)	C6.2	2,645	6,289	7,450
Obligations under funding, securities lending and sale and repurchase agreements		8,901	8,901	7,660
Net asset value attributable to unit holders of consolidated investment funds		5,998	14,839	12,025
Deferred tax liabilities	C8.2	5,237	5,122	6,378
Current tax liabilities	C8.1	396	723	726
Accruals, deferred income and other liabilities		14,488	19,421	19,190
Provisions	C11	466	1,373	1,519
Derivative liabilities	C3.4	392	4,465	3,727
Liabilities held for sale		–	13,459	–

Total liabilities	C1	434,545	625,819	646,432

Total equity and liabilities		454,214	647,810	668,203

Notes

(i)
As at 1 January 2019, the Group applied IFRS 16 'Leases', using the modified retrospective approach. Under this approach, comparative information is not restated. The application of the standard has resulted in the recognition of an additional lease liability and a corresponding 'right-of-use' asset of a similar amount as at 1 January 2019. See note A3 and note C13 for further details.
(ii)
Included within equity securities and holdings in collective investment schemes, debt securities and other investments are $90 million of lent securities as at 31 December 2019 (31 December 2018: $10,543 million, of which $107 million were from continuing operations).
(iii)
The Group has adopted a change in its presentation currency from pounds sterling to US dollars at 31 December 2019 as described in note A1. Accordingly, the 31 December 2018 and 1 January 2018 comparative statements of financial position and the 2018 related notes have been re-presented retrospectively from the previously published results. As a result of this change, the statement of financial position as at 1 January 2018 has been re-presented in accordance with IAS 1.
(iv)
The 31 December 2018 and 1 January 2018 comparative statements of financial position included discontinued UK and Europe operations.

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries
Consolidated statement of cash flows

	Note	2019 $m	2018* $m	2017* $m

Continuing operations:
Cash flows from operating activities
Profit before tax (being tax attributable to shareholders' and policyholders' returns)		2,287	3,557	2,909
Adjustments to profit before tax for non-cash movements in operating assets and liabilities:
Investments		(60,812)	2,236	(45,893)
Other non-investment and non-cash assets		(2,487)	(1,996)	(1,906)
Policyholder liabilities (including unallocated surplus)		56,067	(1,641)	42,763
Other liabilities (including operational borrowings)		5,097	860	3,389
Investment income and interest payments included in profit before tax		(4,803)	(4,148)	(4,609)
Operating cash items:
Interest receipts and payments		4,277	3,912	4,293
Dividend receipts		978	744	848
Tax paid		(717)	(477)	(611)
Other non-cash items		(96)	308	664

Net cash flows from operating activities		(209)	3,355	1,847

Cash flows from investing activities
Purchases of property, plant and equipment	C13	(64)	(134)	(98)
Acquisition of business and intangiblesnote(i)		(635)	(442)	(304)
Disposal of businesses		375	–	139

Net cash flows from investing activities		(324)	(576)	(263)

Cash flows from financing activities
Structural borrowings of shareholder-financed operations:note(ii)	C6.1
Issue of subordinated debt, net of costs		367	2,079	728
Redemption of subordinated debt		(504)	(553)	(1,016)
Fees paid to modify terms and conditions of debt issued by the Group		(182)	(44)	–
Interest paid		(526)	(502)	(472)
Equity capital:
Issues of ordinary share capital		22	23	27
External dividends		(1,634)	(1,662)	(1,525)

Net cash flows from financing activities		(2,457)	(659)	(2,258)

Net (decrease) increase in cash and cash equivalents from continuing operationsnote(iii)		(2,990)	2,120	(674)
Net cash flows from discontinued operationsnote(iii)	D2	(5,690)	(610)	1,618
Cash and cash equivalents at beginning of year		15,442	14,461	12,437
Effect of exchange rate changes on cash and cash equivalents		203	(529)	1,080

Cash and cash equivalents at end of year		6,965	15,442	14,461

Comprising:
Cash and cash equivalents from continuing operations		6,965	9,394	6,604
Cash and cash equivalents from discontinued operations	D2	–	6,048	7,857

*
The 2017 and 2018 comparative results have been re-presented from those previously published to reflect the change in the Group's presentation currency from pounds sterling to US dollars (as described in note A1) and the reclassification of the Group's UK and Europe operations as discontinued operations in 2019 (as described in note A2).

Notes

(i)
Cash flows arising from the acquisition of business and intangibles includes amounts paid for distribution rights.
(ii)
Structural borrowings of shareholder-financed businesses exclude borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed businesses and other borrowings of shareholder-financed businesses. Cash flows in respect of these borrowings are included within cash flows from operating activities. The changes in the carrying value of the structural borrowings of shareholder-financed businesses for the Group are analysed in note C6.1.
(iii)
The cash flows shown above are presented excluding any transactions between continuing and discontinued operations.

The accompanying notes are an integral part of these financial statements

NOTES ON THE GROUP IFRS FINANCIAL STATEMENTS

Notes to Primary Statements

Prudential plc and subsidiaries
Notes to the consolidated financial statements
31 December 2019

A    Basis of preparation and accounting policies

A1    Basis of preparation and exchange rates

Prudential plc ('the Company') together with its subsidiaries (collectively, 'the Group' or 'Prudential') is an international financial services group. The Group has operations in Asia, the US, Africa and, prior to the demerger of M&G plc in October 2019, UK and Europe. The Group helps individuals to de-risk their lives and deal with their biggest financial concerns through life and health insurance, and retirement and asset management solutions. On 21 October 2019, the Company completed the demerger of M&G plc, its UK and Europe operations, from Prudential plc resulting in two separately-listed companies. It has therefore reclassified these operations as discontinued in these financial statements (see note A2).

Basis of preparation

These statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU) as required by EU law (IAS Regulation EC1606/2032). EU-endorsed IFRS may differ from IFRS issued by the IASB if, at any point in time, new or amended IFRS have not been endorsed by the EU. At 31 December 2019, there were no unendorsed standards effective for the three years ended 31 December 2019 which impact the consolidated financial statements of the Group and there were no differences between IFRS endorsed by the EU and IFRS issued by the IASB in terms of their application to the Group. For financial years beginning after 31 December 2020, the Group will prepare its consolidated financial statements in accordance with UK-adopted international accounting standards, instead of the EU-endorsed IFRS.

These statements have been prepared on a going concern basis. The Group IFRS accounting policies are the same as those applied for the year ended 31 December 2018 with the exception of the adoption of the new and amended accounting standards as described in note A3.

Exchange rates

Following the demerger of its UK and Europe operations, the Directors have elected to change the Group's presentation currency in these financial statements from pounds sterling to US dollars which better reflects the economic footprint of our business going forward. The Group believes that the presentation currency change will give investors and other stakeholders a clearer understanding of Prudential's performance over time. The change in presentation currency is a voluntary change which is accounted for retrospectively in the comparative information and all comparative statements and notes have been restated accordingly applying the foreign exchange translation principles as set out below.

The exchange rates applied for balances and transactions in the presentation currency of the Group, US dollars ($), and other currencies were:

$ : local currency	Closing rate at 31 Dec 2019	Average rate for 2019	Closing rate at 31 Dec 2018	Average rate for 2018	Closing rate at 31 Dec 2017	Average rate for 2017	Opening rate at 1 Jan 2017

China	6.97	6.91	6.87	6.61	6.51	6.76	6.95
Hong Kong	7.79	7.84	7.83	7.84	7.82	7.79	7.75
Indonesia	13,882.50	14,140.84	14,380.00	14,220.82	13,567.00	13,383.03	13,471.96
Malaysia	4.09	4.14	4.13	4.03	4.05	4.30	4.49
Singapore	1.34	1.36	1.36	1.35	1.34	1.38	1.44
Thailand	29.75	31.05	32.56	32.30	32.59	33.91	35.81
UK	0.75	0.78	0.79	0.75	0.74	0.78	0.81
Vietnam	23,172.50	23,227.64	23,195.00	23,017.17	22,708.16	22,716.82	22,770.08

Foreign exchange translation

In order to present the consolidated financial statements in US dollars, the results and financial position of entities not using US dollars as functional currency (ie the currency of the primary economic environment in which the entity operates) must be translated into the US dollars. The general principle for converting foreign currency transactions is to translate at the functional currency spot rate prevailing at the date of the transactions. This includes external dividends determined and paid to shareholders in pounds sterling. Prudential will determine and declare its dividend in US dollars commencing with dividends paid in 2020, including the 2019 second interim dividend. All assets and liabilities of entities not operating in US dollars are converted at closing exchange rates while all income and expenses are converted at average exchange rates where this is a reasonable approximation of the rates prevailing on transaction dates. The impact of these currency translations is recorded as a separate component in the statement of comprehensive income. At 31 December 2019 the functional currency of the Group's parent company changed to US dollars. The Group and parent company have chosen, for presentational purposes, to retranslate their share capital and share premium as at 31 December 2019 using the closing exchange rate as at that date, and comparative amounts at the relative closing exchange rates. The foreign exchange adjustments arising on the share capital and share premium balances of $2,797 million (31 December 2018: $2,668 million) adjust the translation reserve movement in the statement of other comprehensive income. As this amount arises on the translation of the parent company's share capital and share premium, the corresponding impact to the currency translation reserve of $980 million will never be recycled on disposal of any foreign operations.

During 2019 and 2018, borrowings that are used to provide a hedge against Group equity investments in overseas entities were translated at year end exchange rates and movements recognised in other comprehensive income. Other foreign currency monetary items are translated at year end exchange rates with changes recognised in the income statement.

Certain notes to the financial statements present 2018 comparative information at constant exchange rates (CER), in addition to the reporting at actual exchange rates (AER) used throughout the consolidated financial statements. AER are actual historical exchange rates for the specific accounting period, being the average rates over the period for the income statement and the closing rates at the balance sheet date for the statement of financial position. CER results are calculated by translating prior period results using the current period foreign exchange rate, ie current period average rates for the income statement and current period closing rates for the statement of financial position.

The effect of foreign exchange movement from continuing operations arising during the years shown recognised in other comprehensive income is:

	2019 $m	2018 $m	2017 $m

Asia operations	194	(206)	363
Unallocated to a segment (other funds)	(42)	167	(234)

	152	(39)	129

The consolidated financial statements do not represent Prudential's statutory accounts for the purposes of the UK Companies Act. These financial statements are based on the prescribed formats. The Group's external auditors have reported on the 2019, 2018 and 2017 statutory accounts. Statutory accounts for 2018 and 2017 have been delivered to the UK Registrar of Companies and those for 2019 will be delivered following the Company's Annual General Meeting. The auditor's reports were (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under Section 498(2) or (3) of the UK Companies Act 2006.

A2    Discontinued operations

The Group completed the demerger of its UK and Europe operations, M&G plc, from the Prudential plc group on 21 October 2019. In accordance with IFRS 5 'Non-Current Assets Held for Sale and Discontinued Operations', the results of M&G plc have been reclassified as discontinued operations in these consolidated financial statements.

Consistent with IFRS 5 requirements, profit after tax attributable to the discontinued UK and Europe operations in 2019 have been shown in a single line in the income statement with 2018 and 2017 comparatives being restated accordingly, with further analysis provided in note D2. Notes B1 to B5 have also been prepared on this basis.

IFRS 5 does not permit the comparative 31 December 2018 and 1 January 2018 statement of financial position to be re-presented, as the UK and Europe operations were not reclassified as held for sale at these dates. In the related balance sheet notes, prior year balances have been presented to show the amounts from discontinued operations separately from continuing operations in order to present the results of the continuing operations on a comparable basis. Additionally, in the analysis of movements in Group's assets and liabilities between the beginning and end of the years, the balances of the discontinued UK and Europe operations are removed from the opening balances to show the underlying movements from continuing operations.

Profit from the discontinued UK and Europe operations up to the demerger is presented in the consolidated income statement after the elimination of intragroup transactions with continuing operations where it is appropriate to provide a more meaningful presentation of the position of the Group immediately after the demerger. The statement of cash flows is presented excluding intragroup cash flows between the continuing and discontinued UK and Europe operations up to demerger.

A3    New accounting pronouncements in 2019

IFRS 16 'Leases'

The Group has adopted IFRS 16 'Leases' from 1 January 2019. The new standard brings most leases on-balance-sheet for lessees under a single model, eliminating the distinction between operating and finance leases.

IFRS 16 applies primarily to operating leases of major properties occupied by the Group's businesses where Prudential is a lessee.

Under IFRS 16, these leases are brought onto the Group's statement of financial position with a 'right-of-use' asset being established and a corresponding liability representing the obligation to make lease payments. The rental accrual charge in the income statement under IAS 17 is replaced with a depreciation charge for the 'right-of-use' asset and an interest expense on the lease liability leading to a more front-loaded operating lease cost profile compared to IAS 17.

As permitted by IFRS 16, the Group has chosen to adopt the modified retrospective approach upon transition to the new standard. Under the approach adopted, there is no adjustment to the Group's retained earnings at 1 January 2019 and the Group's 2018 comparative information is not restated. The 'right-of-use' asset and lease liability at 1 January 2019 are set at an amount equal to the discounted remaining lease payments adjusted by any prepaid or accrued lease payment balance immediately before the date of initial application of the standard.

When measuring lease liabilities on adoption, the Group discounted lease payments using its incremental borrowing rate at 1 January 2019. The weighted average rate applied is 3.4 per cent. The aggregate effect of the adoption of the standard on the statement of financial position at 1 January 2019 is shown in the table below:

Effect of adoption of IFRS 16 at 1 January 2019	Continuing operations $m	Discontinued operations $m	Total Group $m

Assets
Property, plant and equipment (right-of-use assets)	527	368	895

Total assets	527	368	895

Liabilities
Operational borrowings (lease liability)	541	414	955
Accruals, deferred income and other liabilities (accrued lease payment balance under IAS 17)	(14)	(46)	(60)

Total liabilities	527	368	895

Reconciliation of IFRS 16 lease liability and IAS 17 lease commitments

Total Group $m

IFRS 16 operating lease liability shown in the table above	955
Add back impact of discounting	210

IFRS 16 operating lease liability on an undiscounted basis	1,165
Difference in lease rental payments due to probable renewals or early termination decisions reflected above	(48)
Other	(6)

Total operating lease commitments at 31 December 2018*	1,111

*
As disclosed in note D5 of the Group's IFRS financial statements for the year ended 31 December 2018 and after excluding $76 million for the amount relating to certain lease commitments from the central operations to the discontinued UK with-profits fund.

The Group has applied the practical expedient to grandfather the definition of a lease on transition. This means that IFRS 16 has been applied to all contracts that were identified as leases in accordance with IAS 17 and IFRIC 4 'Determining whether an Arrangement contains a Lease' entered into before 1 January 2019. Therefore, the definition of a lease under IFRS 16 is applied only to contracts entered into or changed on or after 1 January 2019.

The Group has used the following practical expedients, in addition to the aforementioned, when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

  –
  Applying a single discount rate to a portfolio of leases with similar characteristics. Accordingly, for such portfolios, the incremental borrowing rates used to discount the future lease payments will be determined based on market specific risk-free rates adjusted with a margin/spread to reflect the Group's credit standing, lease term and the outstanding lease payments.
  –
  Using hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

Other new accounting pronouncements

In addition to the above, the following new accounting pronouncements were also effective from 1 January 2019:

  –
  IFRIC Interpretation 23 'Uncertainty over Income Tax Treatments';
  –
  Amendments to IAS 28 'Long-term Interests in Associates and Joint Ventures';
  –
  Amendments to IFRS 9 'Prepayment Features with Negative Compensation';
  –
  Annual Improvements to IFRSs 2015-2017 cycle; and
  –
  Amendments to IAS 19 'Plan Amendment, Curtailment or Settlement'.

The Group has applied the principles within the Amendments to IAS 19 'Plan Amendment, Curtailment or Settlement' when accounting for the changes to the pension benefits of its UK defined benefit schemes during the year. The other pronouncements have had no significant impact on the Group financial statements.

A4    Accounting policies

Note A4.1 presents the critical accounting policies, accounting estimates and judgements applied in preparing the Group's consolidated financial statements. Other accounting policies, where significant, are presented in the relevant individual notes. All accounting policies are applied consistently for both years presented and normally are not subject to changes unless new accounting standards, interpretations or amendments are introduced by the IASB.

A4.1    Critical accounting policies, estimates and judgements

The preparation of these financial statements requires Prudential to make estimates and judgements about the amounts of assets, liabilities, revenues and expenses, which are both recognised and unrecognised (eg contingent liabilities) in the primary financial statements. Prudential evaluates its estimates, including those related to long-term business provisioning and the fair value of assets as required. The notes below set out those critical accounting policies, the application of which requires the Group to make critical estimates and judgements. Also set out are further critical accounting policies affecting the presentation of the Group's results and other items that require the application of critical estimates and judgements.

(a)
Critical accounting policies with associated critical estimates and judgements

Classification of insurance and investment contracts

IFRS 4 requires contracts written by insurers to be classified as either 'insurance' contracts or 'investment' contracts. The classification of the contract determines its accounting.

Impacts $397.6 billion of reported contract liabilities, requiring classification, including those held by the joint venture and associate.

Judgement is applied in considering whether the material features of a contract gives rise to the transfer of significant insurance risk.

Contracts that transfer significant insurance risk to the Group are classified as insurance contracts. This judgement is made at the point of contract inception and is not revisited. For the majority of the Group's contracts, classification is based on a readily identifiable scenario that demonstrates a significant difference in cash flows if the covered event occurs (as opposed to does not occur) reducing the level of judgement involved. Contracts that transfer financial risk to the Group but not significant insurance risk are classified as investment contracts. Certain investment contracts contain discretionary participating features as discussed in IFRS 4. Insurance contracts and investment contracts with discretionary participation features are accounted for under IFRS 4. Investment contracts without such discretionary participation features are accounted for as financial instruments under IAS 39.

Insurance business units	Insurance contracts and investment contracts with discretionary participation features	Investment contracts without discretionary participation features

Asia	– With-profits contracts – Non-participating term contracts – Whole life contracts – Unit-linked policies – Accident and health policies	– Minor amounts for a number of small categories of business

US	– Variable annuity contracts – Fixed annuity contracts – Fixed index annuity contracts – Group pay-out annuity contracts – Life insurance contracts	– Guaranteed investment contracts (GICs) – Minor amounts of 'annuity certain' contracts

Discontinued UK and Europe	– With-profits contracts – Bulk and individual annuity business – Non-participating term contracts	– Certain unit-linked savings and similar contracts

Measurement of policyholder liabilities and unallocated surplus of with-profits

The measurement basis of policyholder liabilities is dependent upon the classification of the contracts under IFRS 4 described above.

Impacts $402.3 billion of policyholder liabilities and unallocated surplus of with-profits.

Policyholder liabilities are estimated based on a number of actuarial assumptions (eg mortality, morbidity, policyholder behaviour and expenses).

IFRS 4 permits the continued usage of previously applied Generally Accepted Accounting Practices (GAAP) for insurance contracts and investment contracts with discretionary participating features.

A modified statutory basis of reporting was adopted by the Group on first time adoption of IFRS in 2005. This was set out in the Statement of Recommended Practice issued by the Association of British Insurers (ABI SORP). An exception was for UK regulated with-profits funds which were measured under FRS 27, 'Life Assurance' as discussed below.

FRS 27 and the ABI SORP were withdrawn for the accounting periods beginning in or after 2015. As used in these consolidated financial statements, the terms 'grandfathered' FRS 27 and the 'grandfathered' ABI SORP refer to the requirements of these pronouncements prior to their withdrawal.

For investment contracts that do not contain discretionary participating features, IAS 39 is applied and, where the contract includes an investment management element, IFRS 15 'Revenue from Contracts with Customers' applies.

The policies applied in each business unit are noted below. When measuring policyholder liabilities, a number of assumptions are applied to estimate future amounts due to or from the policyholder. The nature of assumptions varies by product and among the most significant is policyholder behaviour, particularly in the US. Additional details of valuation methodologies and assumptions applied for material product types are discussed in note C4.2.

Measurement of insurance contract liabilities and investment contract liabilities with discretionary participation features
Asia insurance operations

The policyholder liabilities for businesses in Asia are generally determined in accordance with methods prescribed by local GAAP, adjusted to comply with the modified statutory basis where necessary. Refinements to the local reserving methodology are generally treated as changes in estimates, dependent on their nature. In Taiwan and India, US GAAP principles are applied.

The sensitivity of Asia insurance operations to variations in key estimates and assumptions, including mortality and morbidity, is discussed in note C7.2.

US insurance operations (Jackson)

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

Discontinued UK and Europe insurance operations

The UK regulated with-profits funds' liabilities are the realistic basis liabilities in accordance with 'grandfathered' FRS 27. The realistic basis requires the value of liabilities to be calculated as the sum of a with-profits benefits reserve, future policy-related liabilities and the realistic current liabilities of the fund.

The interest rates used in establishing policyholder benefit provisions for pension annuities in the course of payment are adjusted each reporting period and include an allowance for credit risk. Mortality rates used in establishing policyholder benefits are based on published mortality tables adjusted to reflect actual experience.

Measurement of policyholder liabilities and unallocated surplus of with-profits

Measurement of investment contract liabilities without discretionary participation features	Investment contracts without discretionary participation features are measured in accordance with IAS 39 to reflect the deposit nature of the arrangement, with premiums and claims reflected as deposits and withdrawals, and taken directly to the statement of financial position as movements in the financial liability balance.

Investment contracts without fixed and guaranteed terms are classified as financial instruments and designated as fair value through profit or loss because the resulting liabilities are managed and their performance is evaluated on a fair value basis. Where the contract includes a surrender option, its carrying value is subject to a minimum carrying value equal to its surrender value.

Other investment contracts are measured at amortised cost.

Measurement of unallocated surplus of with-profits funds
Unallocated surplus of with-profits funds represents the excess of assets over policyholder liabilities determined in accordance with the Group's accounting policies and based on local GAAP for the Group's with-profits funds in Hong Kong, Malaysia and, up to its demerger, the UK and Europe operations that have yet to be appropriated between policyholders and shareholders. The unallocated surplus is recorded wholly as a liability with no allocation to equity. The annual excess or shortfall of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders, is transferred to or from the unallocated surplus each period through a charge or credit to the income statement. The balance retained in the unallocated surplus represents cumulative income arising on the with-profits business that has not been allocated to policyholders or shareholders. The balance of the unallocated surplus is determined after full provision for deferred tax on unrealised appreciation or depreciation on investments.
Liability adequacy test
The Group performs adequacy testing on its insurance liabilities to ensure that the carrying amounts (net of related deferred acquisition costs) and, where relevant, present value of acquired in-force business is sufficient to cover current estimates of future cash outflows. Any deficiency is immediately charged to the income statement.

Jackson's liabilities for insurance contracts, which include those for separate accounts (reflecting separate account assets), policyholder account values and guarantees measured as described in note C4.2 and the associated deferred acquisition cost asset, are measured under US GAAP and liability adequacy testing is performed in this context. Under US GAAP, most of Jackson's products are accounted for under Accounting Standards Codification Topic 944, Financial Services – Insurance of the Financial Accounting Standards Board (ASC 944) whereby deferred acquisition costs are amortised in line with expected gross profits. Recoverability of the deferred acquisition costs in the balance sheet is tested against the projected value of future profit using current estimates and therefore no additional liability adequacy test is required under IFRS 4. The deferred acquisition cost asset recoverability test is performed in line with US GAAP requirements, which in practice is at a grouped level of those contracts managed together.

(b)
Further critical accounting policies affecting the presentation of the Group's results

Measurement and presentation of derivatives and debt securities of US insurance operations (Jackson)

Jackson holds a number of derivative instruments and debt securities. The selection of the accounting approach for these items significantly affects the volatility of profit before tax.

$(4,225) million of the US investment return in the income statement arises from such derivatives and debt securities.

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

Under IAS 39, unless carried at amortised cost (subject to impairment provisions where appropriate) under the held-to-maturity category, debt securities are carried at fair value. The Group has chosen not to classify any financial assets as held-to-maturity. Debt securities of Jackson are designated as available-for-sale with value movements, unless impaired, being recorded as movements within other comprehensive income. Impairments are recorded in the income statement, as discussed in note (c) below.

Presentation of results before tax attributable to shareholders

Profit before tax is a significant IFRS income statement item. The Group has chosen to present a measure of profit before tax attributable to shareholders which distinguishes between tax borne by shareholders and tax attributable to policyholders to support understanding of the performance of the Group.

Profit from continuing operations before tax attributable to shareholders is $1,922 million and compares to profit from continuing operations before tax of $2,287 million.

The total tax charge for the Group reflects tax that, in addition to that relating to shareholders' profit, is also attributable to policyholders through the interest in with-profits or unit-linked funds. Further detail is provided in note B4. Reported IFRS profit before the tax measure is therefore not representative of pre-tax profit attributable to shareholders. Accordingly, in order to provide a measure of pre-tax profit attributable to shareholders, the Group has chosen to adopt an income statement presentation of the tax charge and pre-tax results that distinguishes between policyholders and shareholders returns.
Segmental analysis of results and earnings attributable to shareholders

The Group uses adjusted IFRS operating profit based on longer-term investment returns as the segmental measure of its results.

Total segmental adjusted IFRS operating profit from continuing operations based on longer-term investment returns is $6,346 million and is shown in note B1.1.

The basis of calculation of adjusted IFRS operating profit based on longer-term investment returns is provided in note B1.3.

For shareholder-backed business, with the exception of debt securities held by Jackson and the Group's new treasury company, which are treated as available-for-sale, and assets classified as loans and receivables at amortised cost, all financial investments and investment properties are designated as assets at fair value through profit or loss. Short-term fluctuations in fair value affect the result for the year and the Group provides additional analysis of results before and after the effects of short-term fluctuations in investment returns, together with other items that are of a short-term, volatile or one-off nature. The effects of short-term fluctuations include asymmetric impacts where the measurement bases of the liabilities and associated derivatives used to manage the Jackson annuity business differ as described in note B1.2.

Short-term fluctuations in investment returns on assets held by with-profits funds in Hong Kong, Malaysia and Singapore do not affect directly reported shareholder results. This is because (i) the unallocated surplus of with-profits funds is accounted for as a liability and (ii) excess or deficit of income and expenditure of the funds over the required surplus for distribution are transferred to or from policyholder liabilities (including the unallocated surplus).

(c)
Other items requiring application of critical estimates or judgements

Deferred acquisition costs (DAC) for insurance contracts

The Group applies judgement in determining qualifying costs that should be capitalised (ie those costs of acquiring new insurance contracts that meet the criteria under the Group's accounting policy for deferred acquisition costs).

The Group estimates projected future profits/margins to assess whether adjustments to the carrying value or amortisation profile of deferred acquisition cost asset are necessary.

Impacts $14.2 billion of deferred acquisition costs as shown in note C5.2(i).

Costs of acquiring new insurance business are accounted for in a way that is consistent with the principles of the 'grandfathered' ABI SORP with deferral and amortisation against margins in future revenues on the related insurance policies. The recoverability of the deferred acquisition costs (DAC) is measured and the DAC asset is deemed impaired if the projected margins (which are estimated based on a number of assumptions similar to those underlying policyholder liabilities) are less than the carrying value. To the extent that the future margins differ from those anticipated, an adjustment to the carrying value will be necessary either through an impairment (if the projected margins are lower than carrying value) or through a change in the amortisation profile.

Asia insurance operations

For those business units applying US GAAP to insurance assets and liabilities, as permitted by the 'grandfathered' ABI SORP, principles similar to those set out in the US insurance operations paragraph below are applied to the deferral and amortisation of acquisition costs. For other business units in Asia, the general principles of the 'grandfathered' ABI SORP are applied. In general, deferral of acquisition costs is shown by an explicit carrying value in the balance sheet. However, in some Asia operations the deferral is implicit through the reserving basis.

US insurance operations

The most material estimates and assumptions applied in the measurement and amortisation of DAC balances relate to the US insurance operations.

The Group's US insurance operations apply FASB ASU 2010-26 on 'Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts' and capitalise only those incremental costs directly relating to successfully acquiring a contract.

For term life business, acquisition costs are deferred and amortised in line with expected premiums. For annuity and interest-sensitive life business, acquisition costs are deferred and amortised in line with expected gross profits on the relevant contracts. For fixed and fixed index annuity and interest-sensitive life business, the key assumption is the long-term spread between the earned rate on investments and the rate credited to policyholders.

For variable annuity business, a key assumption is the long-term investment return from the separate accounts, which for 2019 is 7.4 per cent (2018: 7.4 per cent). The impact of using this return is reflected in two principal ways, namely:

–

Through the projected expected gross profits that are used to determine the amortisation of deferred acquisition costs. This is applied through the use of a mean reversion technique which is described in more detail below; and

–

The required level of provision for claims for guaranteed minimum death, 'for life' withdrawal, and income benefits.

In addition, expected gross profits depend on mortality assumptions, lapses (including the related charges), assumed unit costs and future hedge costs, which are based on a combination of Jackson's actual experience, industry benchmarking and future expectations.

Jackson uses a mean reversion methodology that sets the projected level of return for each of the next five years such that these returns in combination with the actual rates of return for the preceding three years (including the current year) average the assumed long-term annual return (gross of asset management fees and other charges to policyholders, but net of external fund management fees) over the eight-year period. Projected returns after the mean reversion period revert back to the long-term investment return. For further details on current balances, assumptions and sensitivity, refer to note C5.2(i).

To ensure that the methodology in extreme market movements produces future expected returns that are realistic, the mean reversion technique has a cap and floor feature whereby the projected returns in each of the next five years can be no more than 15 per cent per annum and no less than zero per cent per annum (both gross of asset management fees and other charges to policyholders, but net of external fund management fees) in each year.

Deferred acquisition costs (DAC) for insurance contracts

Jackson makes certain adjustments to the DAC assets which are recognised directly in other comprehensive income ('shadow accounting') to match the recognition of unrealised gains or losses on available-for-sale securities causing the adjustments. More precisely, shadow DAC adjustments reflect the change in DAC that would have arisen if the assets held in the statement of financial position had been sold, crystallising unrealised gains or losses, and the proceeds reinvested at the yields currently available in the market.

Carrying value of distribution rights intangible assets

The Group applies judgement to assess whether factors such as the financial performance of the distribution arrangement, changes in relevant legislation and regulatory requirements indicate an impairment of intangible assets representing distribution rights.

To determine the impaired value, the Group estimates the discounted future expected cash flows arising from distribution rights.

Affects $3.0 billion of assets as shown in note C5.2.

Distribution rights relate to bancassurance partnership arrangements for the distribution of products for the term of the contractual agreement with the bank partner, for which an asset is recognised based on fees paid. Distribution rights impairment testing is conducted when there is an indication of impairment.

To assess indicators of an impairment, the Group monitors a number of internal and external factors, including indications that the financial performance of the arrangement is likely to be worse than expected and changes in relevant legislation and regulatory requirements that could impact the Group's ability to continue to sell new business through the bancassurance channel, and then applies judgement to assess whether these factors indicate that an impairment has occurred.

If an impairment has occurred, a charge is recognised in the income statement for the difference between the carrying value and recoverable amount of the asset. The recoverable amount is the greater of fair value less costs to sell and value in use. Value in use is calculated as the present value of future expected cash flows from the asset or the cash generating unit to which it is allocated.

Financial investments – Valuation

Financial investments held at fair value represent $388.1 billion of the Group's total assets.

Financial investments held at amortised cost represent $15.6 billion of the Group's total assets.

The Group estimates the fair value of financial investments that are not actively traded using quotations from independent third parties or internally developed pricing models.

The Group holds the majority of its financial investments at fair value (either through profit or loss or available-for-sale). Financial investments held at amortised cost primarily comprise loans and deposits.

Determination of fair value

The fair values of the financial instruments for which fair valuation is required under IFRS are determined by the use of current market bid prices for exchange-quoted investments or by using quotations from independent third parties such as brokers and pricing services or by using appropriate valuation techniques.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm's-length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third parties or valued internally using standard market practices.

Current market bid prices are used to value investments having quoted prices. Actively traded investments without quoted prices are valued using prices provided by third parties such as brokers or pricing services. Financial investments measured at fair value are classified into a three-level hierarchy as described in note C3.1(b).

If the market for a financial investment of the Group is not active, the Group establishes fair value by using quotations from independent third parties, such as brokers or pricing services, or by using internally developed pricing models. Priority is given to publicly available prices from independent sources when available, but overall the source of pricing and/or the valuation technique is chosen with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date. The valuation techniques include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option-adjusted spread models and, if applicable, enterprise valuation and may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these financial investments. Details of the financial investments classified as 'level 3' to which valuation techniques are applied and the sensitivity of profit before tax to a change in the valuation of these items, are presented in note C3.1(d).

Financial investments – Determining impairment of "available-for-sale" and "amortised cost" assets

The Group applies judgement to assess whether factors such as the severity and duration of the decline in fair value, the financial condition and the prospects of the issuer indicate an impairment in value of financial investments classified as 'available-for-sale' or 'held at amortised cost'.

If evidence for impairment exists, valuation techniques, including estimates, are then applied in determining the impaired value, which is based on its expectation of discounted future cash flows. If the impaired value is less than book cost, an impairment loss is recognised in the income statement.

Affects $73.9 billion of assets.

For financial investments classified as 'available for sale' or 'at amortised cost', if a loss event that will have a detrimental effect on cash flows is identified, an impairment loss is recognised in the income statement. The loss recognised is determined as the difference between the book cost and the fair value or estimated future cash flows of the relevant impairment assets. The loss comprises the effect of the expected loss of contractual cash flows and any additional market-price driven temporary reductions in values.

Available-for-sale securities

The Group's available-for-sale securities are principally held by the US insurance operations. For these securities, the consideration of evidence of impairment requires management's judgement. In making this determination, a range of market and industry indicators are considered including the severity and duration of the decline in fair value and the financial condition and prospects of the issuer. The factors reviewed include economic conditions, credit loss experience, other issuer-specific developments and future cash flows. These assessments are based on the best available information at the time. Factors such as market liquidity, the widening of bid/ask spreads and a change in cash flow assumptions can contribute to future price volatility. If actual experience differs negatively from the assumptions and other considerations used in the consolidated financial statements, unrealised losses currently in equity may be recognised in the income statement in future periods.

For US residential mortgage-backed and other asset-backed securities, all of which are classified as available-for-sale, impairment is estimated using a model of expected future cash flows. Key assumptions used in the model include assumptions about how much of the currently delinquent loans will eventually default and assumed loss severity.

Additional details on the methodology and estimates used to determine impairments of the available-for-sale securities of Jackson are described in note C3.2(e).

Assets held at amortised cost

When assets held at amortised cost are subject to impairment testing, estimated future cash flows are compared to the carrying value of the asset. In estimating future cash flows, the Group looks at the expected cash flows of the assets and applies historical loss experience of assets with similar credit risks that has been adjusted for conditions in the historical loss experience which no longer exist, or for conditions that are expected to arise. The estimated future cash flows are discounted using the financial asset's original or variable effective interest rate and exclude credit losses that have not yet been incurred.

Reversal of impairment losses

If, in subsequent periods, an impaired debt security held on an available-for-sale basis or an impaired loan or receivable recovers in value (in part or in full) and this recovery can be objectively related to an event occurring after the impairment, then any amount determined to have been recovered is reversed through the income statement.

A4.2    New accounting pronouncements not yet effective

The following standards, interpretations and amendments have been issued but are not yet effective in 2019, including those which have not yet been adopted in the EU. Following UK's withdrawal from the European Union, the Group will continue to prepare these statements in accordance with IASB issued standards as endorsed by the EU until the end of the transition period on 31 December 2020. This includes accounting standards already endorsed by the EU but not yet effective as well as any new or amended standards adopted by the EU before the 31 December 2020. For financial years beginning after 31 December 2020, the Group will be required to prepare financial statements in accordance with UK-adopted international accounting standards. The Government is in the process of establishing the UK Endorsement Board to undertake the work of assessing, endorsing and adopting any new or amended International Accounting Standards published by the IASB.

This is not intended to be a complete list as only those standards, interpretations and amendments that could have a material impact on the Group's financial statements are discussed.

IFRS 9 'Financial instruments: Classification and measurement'

In July 2014, the IASB published a complete version of IFRS 9 with the exception of macro hedge accounting. The standard became mandatorily effective for the annual periods beginning on or after 1 January 2018, with early application permitted and transitional rules apply.

The Group met the eligibility criteria for temporary exemption under the Amendments to IFRS 4 from applying IFRS 9 in 2018 and has accordingly deferred the adoption of IFRS 9 until the date when IFRS 17 'Insurance Contracts' is expected to be adopted upon its current mandatory effective date. The Group made a reassessment during the year following the demerger of the UK and Europe operations in October 2019 and confirmed that it remained qualified for the temporary exemption. The Group is eligible as its activities are predominantly to issue insurance contracts based on the criteria as set out in the amendments to IFRS 4. The disclosure of the fair value of the Group's financial assets, showing the amounts for instruments that meet the 'Solely for Payment of Principal and Interest' (SPPI) criteria that do not meet the definition of held for trading or are managed and evaluated on a fair value basis separately from all other financial assets, as required for entities applying the temporary exemption is provided below.

When adopted IFRS 9 replaces the existing IAS 39 'Financial Instruments – Recognition and Measurement' and will affect the following three areas:

The classification and the measurement of financial assets and liabilities

IFRS 9 redefines the classification of financial assets. Based on the way in which the assets are managed in order to generate cash flows and their contractual cash flow characteristics (whether the cash flows represent 'solely payments of principal and interest'), financial assets are classified into one of the following categories: amortised cost, fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL). An option is also available at initial recognition to irrevocably designate a financial asset as at FVTPL if doing so eliminates or significantly reduces accounting mismatches.

Under IAS 39, 82 per cent of the Group's investments are valued at FVTPL and the Group's current expectation is that a significant proportion will continue to be designated as such under IFRS 9.

The existing IAS 39 amortised cost measurement for financial liabilities is largely maintained under IFRS 9. For financial liabilities designated at FVTPL IFRS 9 requires changes in fair value due to changes in entity's own credit risk to be recognised in other comprehensive income.

The calculation of the impairment charge relevant for financial assets held at amortised cost or FVOCI

A new impairment model based on an expected credit loss approach replaces the existing IAS 39 incurred loss impairment model, resulting in earlier recognition of credit losses compared to IAS 39. This aspect is the most complex area of IFRS 9 to implement and will involve significant judgements and estimation processes. The Group is currently assessing the scope of assets to which these requirements will apply.

The hedge accounting requirements which are more closely aligned with the risk management activities of the Company

No significant change to the Group's hedge accounting is currently anticipated, but this remains under review.

The Group is assessing the impact of IFRS 9 and implementing this standard in conjunction with IFRS 17 as permitted. Further details on IFRS 17 are provided below.

The parent company and a number of intermediate holding companies in the UK and non-insurance subsidiaries in Asia adopted IFRS 9 in 2018 in their individual or separate financial statements where these statements are prepared in accordance with IFRS, including the UK Financial Reporting Standard 101 Reduced Disclosure Framework. The public availability of the financial statements for these entities varies according to the local laws and regulations of each jurisdiction. The results for these entities continue to be accounted for on an IAS 39 basis in these consolidated financial statements.

The fair value of the Group's directly held financial assets at 31 December 2019 and 2018 are shown below. The 2018 comparative information includes financial assets related to M&G plc, which was demerged from the Group in October 2019. Financial assets with contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest (SPPI) as defined by IFRS 9 are shown separately. This excludes financial assets that meet the definition of held for trading or are managed and evaluated on a fair value basis.

	Financial assets that pass the SPPI test		All other financial assets, net of derivative liabilities
Financial assets, net of derivative liabilities, on the Group's statement of financial position at 31 Dec 2019	Fair value at 31 Dec 2019	Movement in the fair value during the year	Fair value at 31 Dec 2019	Movement in the fair value during the year
	$m	$m	$m	$m

Accrued investment income	1,641	–	–	–
Other debtors	2,054	–	–	–
Loansnote (1)	13,484	517	3,614	2
Equity securities and holdings in collective investment schemes	–	–	247,281	44,250
Debt securitiesnote (2)	56,365	4,114	78,205	5,594
Derivative assets, net of derivative liabilities	–	–	1,353	(5,825)
Other investments	–	–	1,302	44
Deposits	2,615	–	–	–
Cash and cash equivalents	6,965	–	–	–

Total financial assets, net of derivative liabilities	83,124	4,631	331,755	44,065

	Financial assets that pass the SPPI test		All other financial assets, net of derivative liabilities
Financial assets, net of derivative liabilities, on the Group's statement of financial position at 31 Dec 2018	Fair value at 31 Dec 2018	Movement in the fair value during the year	Fair value at 31 Dec 2018	Movement in the fair value during the year
	$m	$m	$m	$m

Accrued investment income	3,501	–	–	–
Other debtors	5,207	–	–	–
Loansnote (1)	15,175	(658)	8,284	(233)
Equity securities and holdings in collective investment schemes	–	–	273,484	(21,843)
Debt securitiesnote (2)	50,335	(2,102)	172,998	(4,464)
Derivative assets, net of derivative liabilities	–	–	(15)	(1,256)
Other investments	–	–	8,294	622
Deposits	15,023	–	–	–
Cash and cash equivalents	15,442	–	–	–

Total financial assets, net of derivative liabilities	104,683	(2,760)	463,045	(27,174)

Notes

(1)
The loans that pass the SPPI test in the table above are primarily carried at amortised cost under IAS 39. Further information on these loans is as provided in note C3.3.

(2)
The debt securities that pass the SPPI test in the table above are primarily held by Jackson and are classified as available-for-sale under IAS 39. The credit ratings of these securities, analysed on the same basis of those disclosed in note C3.2, are as follows:

Available-for-sale debt securities that pass the SPPI test	31 Dec 2019 $m	31 Dec 2018 $m

AAA	1,117	830
AA+ to AA-	11,328	9,236
A+ to A-	15,140	13,009
BBB+ to BBB-	17,972	18,232
Below BBB-	814	1,074
Other	9,994	7,954

Total fair value	56,365	50,335

The underlying financial assets of the Group's joint ventures and associates accounted for using the equity method are analysed below into those which meet the SPPI condition of IFRS 9, excluding any financial assets that meet the definition of held for trading or are managed and evaluated on a fair value basis, and all other financial assets. Fair value information for joint ventures and associates is also set out in the table below:

	Financial assets that pass the SPPI test		All other financial assets, net of derivative liabilities
Financial assets, net of derivative liabilities, held by the Group's joint ventures and associates accounted for using the equity method at 31 Dec 2019	Fair value at 31 Dec 2019	Movement in the fair value during the year	Fair value at 31 Dec 2019	Movement in the fair value during the year
	$m	$m	$m	$m

Accrued investment income	161	–	–	–
Other debtors	329	–	–	–
Loans	197	–	–	–
Equity securities and holdings in collective investment schemes	–	–	5,999	444
Debt securities	–	–	6,080	86
Deposits	521	–	–	–
Cash and cash equivalents	513	–	–	–

Total financial assets, net of derivative liabilities	1,721	–	12,079	530

	Financial assets that pass the SPPI test		All other financial assets, net of derivative liabilities
Financial assets, net of derivative liabilities, held by the Group's joint ventures and associates accounted for using the equity method at 31 Dec 2018	Fair value at 31 Dec 2018	Movement in the fair value during the year	Fair value at 31 Dec 2018	Movement in the fair value during the year
	$m	$m	$m	$m

Accrued investment income	167	–	–	–
Other debtors	270	–	–	–
Loans	149	–	–	–
Equity securities and holdings in collective investment schemes	–	–	4,683	(375)
Debt securities	–	–	5,409	115
Deposits	452	–	–	–
Cash and cash equivalents	504	–	–	–

Total financial assets, net of derivative liabilities	1,542	–	10,092	(260)

IFRS 17 'Insurance Contracts'

In May 2017, the IASB issued IFRS 17 'Insurance Contracts' to replace the existing IFRS 4 'Insurance Contracts'. The standard, which is subject to endorsement in the EU and other regions, applies to annual periods beginning on or after 1 January 2021. In June 2019, the IASB issued an exposure draft proposing amendments to IFRS 17 which includes a delay of the effective date of IFRS 17 by one year to periods beginning on or after 1 January 2022. As a result of comments on this exposure draft, the IASB redeliberated on a number of areas of the IFRS 17 with an amended standard expected to be issued in mid-2020. In March 2020, the IASB has tentatively decided to delay the effective date of IFRS 17 by a further year to 1 January 2023. Early application of IFRS 17 is permitted after the standard has been endorsed, provided the entity also applies IFRS 9 on or before the date it first applies IFRS 17. The Group intends to adopt the new standard on its mandatory effective date, alongside the adoption of IFRS 9.

IFRS 4 permitted insurers to continue to use the statutory basis of accounting for insurance assets and liabilities that existed in their jurisdictions prior to January 2005. IFRS 17 replaces this with a new measurement model for all insurance contracts.

IFRS 17 requires liabilities for insurance contracts to be recognised as the present value of future cash flows, incorporating an explicit risk adjustment, which is updated at each reporting date to reflect current conditions, and a contractual service margin (CSM) that is initially set equal and opposite to any day-one gain arising on initial recognition. Losses are recognised directly into the income statement. For measurement purposes, contracts are grouped together into contracts of similar risk, profitability profile and issue year, with further divisions for contracts that are managed separately.

Profit for insurance contracts under IFRS 17 is represented by the recognition of the services provided to policyholders in the period (release of the CSM), release from non-economic risk (release of risk adjustment) and investment profit.

The CSM is released as profit over the coverage period of the insurance contract, reflecting the delivery of services to the policyholder. For certain contracts with participating features (where a substantial share of the fair value of the related investments and other underlying items is paid to policyholders), the CSM reflects the variable fee to shareholders.

For these contracts, the CSM is adjusted to reflect the changes in economic experience and assumptions. For all other contracts the CSM is only adjusted for non-economic assumptions. The scope of contracts subject to the variable fee remains under consideration by the Group.

IFRS 17 introduces a new measure of insurance revenue, based on the delivery of services to policyholders and excluding any premiums related to the investment elements of policies, which will be significantly different from existing premium revenue measures, currently reported in the income statement. In order to transition to IFRS 17, the amount of deferred profit, being the CSM at transition date, needs to be determined.

IFRS 17 requires this CSM to be calculated as if the standard had applied retrospectively. However if this is not practical an entity is required to choose either a simplified retrospective approach or to determine the CSM by reference to the fair value of the liabilities at the transition date. The approach for determining the CSM will have a significant impact on both shareholders' equity and on the amount of profits on in-force business in future reporting periods.

IFRS 17 Implementation Programme

IFRS 17 is expected to have a significant impact as the requirements of the new standard are complex and requires a fundamental change to accounting for insurance contracts as well as the application of significant judgement and new estimation techniques. The effect of changes required to the Group's accounting policies as a result of implementing these standards are currently uncertain, particularly as the requirements of the standard continue to be deliberated by the IASB. These changes can be expected to, among other things, alter the timing of IFRS profit recognition. Given the implementation of this standard will involve significant enhancements to IT, actuarial and finance systems of the Group, it will also have an impact on the Group's expenses.

The Group has a Group-wide implementation programme underway to implement IFRS 17 and IFRS 9. The programme is responsible for setting Group-wide accounting policies and developing application methodologies, establishing appropriate processes and controls, sourcing appropriate data and implementing actuarial and finance system changes.

A Group-wide Steering Committee, chaired by the Group Chief Financial Officer and Chief Operating Officer with participation from the Group Risk function and the Group's and business units' senior finance managers, provides oversight and strategic direction to the implementation programme. A number of sub-committees are also in place to provide governance over the technical interpretation and accounting policies selected, programme management, design and delivery of the programme.

The Group is making progress towards providing IFRS 17 financial statements in line with the requirements for interim reporting at its effective date.

Other new accounting pronouncements

In addition to the above, the following new accounting pronouncements have also been issued and are not yet effective but the Group is not expecting them to have a significant impact on the Group's financial statements:

  –
  Revised Conceptual Framework for Financial Reporting, issued in March 2018 and effective from 1 January 2020;

  –
  Amendment to IFRS 3 'Business Combinations' issued in October 2018 and effective from 1 January 2020;

  –
  Amendments to IAS 1 and IAS 8 'Definition of material' issued in October 2018 and effective from 1 January 2020;

  –
  Amendments to IFRS 9, IAS 39 and IFRS 7 'Interest rate benchmark reform' issued in September 2019 and effective from 1 January 2020; and

  –
  Amendments to IAS 1 'Classification of liabilities as current or non-current' issued in January 2020 and effective from 1 January 2022.

For those IASB standards and amendments that have an effective date after 31 December 2020, the Group's financial statements will be prepared in accordance with UK-adopted international accounting standards, which is currently being finalised, instead of EU-endorsed IFRS.

B    EARNINGS PERFORMANCE

B1    Analysis of performance by segment

B1.1    Segment results

	Note	2019 $m	2018 $m	2017 $m

Asia
Insurance operations	B3(a)	2,993	2,646	2,319
Asset management		283	242	227

Total Asia		3,276	2,888	2,546

US
Jackson (US insurance operations)	B3(b)	3,038	2,552	2,854
Asset management		32	11	12

Total US		3,070	2,563	2,866

Other income and expenditure
Investment return and other income		50	70	14
Interest payable on core structural borrowingsnote(i)		(516)	(547)	(548)
Corporate expenditurenote(ii)		(460)	(490)	(465)

Total other income and expenditure		(926)	(967)	(999)

Restructuring costsnote(iii)		(110)	(75)	(35)

Adjusted IFRS operating profit based on longer-term investment returns		5,310	4,409	4,378
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(3,203)	(791)	(1,994)
Amortisation of acquisition accounting adjustmentsnote(iv)		(43)	(61)	(82)
(Loss) on disposal of businesses and corporate transactions	D1	(142)	(107)	286

Profit from continuing operations before tax attributable to shareholders		1,922	3,450	2,588
Tax credit (charge) attributable to shareholders' returns	B4	31	(569)	(840)

Profit from continuing operations		1,953	2,881	1,748

Profit from discontinued operations	D2	1,319	1,142	1,333
Re-measurement of discontinued operations on demerger	D2	188	–	–
Cumulative exchange loss recycled from other comprehensive income	D2	(2,668)	–	–

(Loss) profit from discontinued operations		(1,161)	1,142	1,333

Profit for the year		792	4,023	3,081

Attributable to:
Equity holders of the Company
From continuing operations		1,944	2,877	1,747
From discontinued operations		(1,161)	1,142	1,333
Non-controlling interests from continuing operations		9	4	1

		792	4,023	3,081

Basic earnings per share (in cents)	Note	2019	2018	2017

Based on adjusted IFRS operating profit based on longer-term investment returns, net of tax, from continuing operationsnote(v)	B5	175.0¢	145.2¢	134.6¢
Based on profit for the year from continuing operations	B5	75.1¢	111.7¢	68.0¢
Based on (loss) profit for the year from discontinued operations	B5	(44.8)¢	44.3¢	52.0¢

Notes

(i)
Interest charged to the income statement on debt that was substituted to M&G plc in October 2019 for 2019 was $(179) million (2018: $(128) million; 2017: $(90) million).
(ii)
Corporate expenditure as shown above is primarily for head office functions in London and Hong Kong.
(iii)
Restructuring costs include group-wide costs incurred for IFRS 17 implementation in 2019 from continuing operations.
(iv)
Amortisation of acquisition accounting adjustments principally relate to the REALIC business of Jackson which was acquired in 2012.
(v)
Tax charges have been reflected as operating and non-operating in the same way as for the pre-tax items. Further details on tax charges are provided in note B4.

B1.2    Short-term fluctuations in investment returns on shareholder-backed business

	2019 $m	2018 $m	2017 $m

Asia operationsnote(i)	657	(684)	(1)
US operationsnote(ii)	(3,757)	(134)	(2,019)
Other operations	(103)	27	26

Total	(3,203)	(791)	(1,994)

(i)
Asia operations

In Asia, the positive short-term fluctuations of $657 million (2018: negative $(684) million; 2017: negative $(1) million) principally reflect net value movements on shareholders' assets and related liabilities following decreases in bond yields during the year.

(ii)
US operations

The short-term fluctuations in investment returns for US insurance operations are reported net of the related credit for amortisation of deferred acquisition costs of $1,248 million as shown in note C5.2(i) (2018: debit of $(152) million; 2017: credit of $595 million) and comprise amounts in respect of the following items:

	2019 $m	2018 $m	2017 $m

Net equity hedge resultnote(a)	(4,582)	(78)	(1,920)
Other than equity-related derivativesnote(b)	678	(85)	(46)
Debt securitiesnote(c)	156	(42)	(94)
Equity-type investments: actual less longer-term return	18	51	15
Other items	(27)	20	26

Total net of related DAC amortisation	(3,757)	(134)	(2,019)

Notes

(a)
Net equity hedge result

  The purpose of the inclusion of this item in short-term fluctuations in investment returns is to segregate the amount included in pre-tax profit that relates to the accounting effect of market movements on both the value of guarantees in Jackson's variable annuity and fixed index annuity products and on the related derivatives used to manage the exposures inherent in these guarantees. The level of fees recognised in non-operating profit is determined by reference to that allowed for within the reserving basis. The variable annuity guarantees are valued in accordance with either Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures (formerly FAS 157) or ASC Topic 944, Financial Services – Insurance (formerly SOP 03-01) depending on the type of guarantee. Both approaches require an entity to determine the total fee ('the fee assessment') that is expected to fund future projected benefit payments arising using the assumptions applicable for that method. The method under FAS 157 requires this fee assessment to be fixed at the time of issue. As the fees included within the initial fee assessment are earned, they are included in non-operating profit to match the corresponding movement in the guarantee liability. Other guarantee fees are included in operating profit, which in 2019 was $699 million (2018: $657 million;2017: $622 million), net of related DAC amortisation. As the Group applies US GAAP for the measured value of the product guarantees, the net equity hedge result also includes asymmetric impacts where the measurement bases of the liabilities and associated derivatives used to manage the Jackson annuity business differ.

The net equity hedge result therefore includes significant accounting mismatches and other factors that do not represent the economic result. These other factors include:

  –
  The variable annuity guarantees and fixed index annuity embedded options being only partially fair valued under 'grandfathered' US GAAP;

  –
  The interest rate exposure being managed through the other than equity-related derivative programme explained in note (b) below; and

  –
  Jackson's management of its economic exposures for a number of other factors that are treated differently in the accounting frameworks such as future fees and assumed volatility levels.

The net equity hedge result can be summarised as follows:

	2019 $m	2018 $m	2017 $m

Fair value movements on equity hedge instruments*	(5,314)	399	(2,411)
Accounting value movements on the variable and fixed index annuity guarantee liabilities	(22)	(1,194)	(128)
Fee assessments net of claim payments	754	717	619

Total net of related DAC amortisation	(4,582)	(78)	(1,920)

*
Held to manage equity exposures of the variable annuity guarantees and fixed index annuity options as discussed in Explanation of Performance and Other Financial Measures.

(b)
Other than equity-related derivatives

The fluctuations for this item comprise the net effect of:

–
Fair value movements on free-standing, other than equity-related derivatives;
–
Fair value movements on the Guaranteed Minimum Income Benefit (GMIB) reinsurance asset that are not matched by movements in the underlying GMIB liability, which is not fair valued; and
–
Related amortisation of DAC.

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

(c)
Short-term fluctuations related to debt securities

	2019 $m	2018 $m	2017 $m

(Charges) credits in the year:
Losses on sales of impaired and deteriorating bonds	(28)	(6)	(4)
Bond write-downs	(15)	(5)	(3)
Recoveries	1	25	13

Total (charges) credits in the year	(42)	14	6
Risk margin allowance deducted from adjusted IFRS operating profit based on longer-term investment returns*	109	104	112

	67	118	118

Interest-related realised gains (losses):
Gains (losses) arising in the year	220	(12)	(55)
Less: Amortisation of gains and losses arising in current and prior years to adjusted IFRS operating profit based on longer-term investment returns	(129)	(155)	(180)

	91	(167)	(235)

Related amortisation of deferred acquisition costs	(2)	7	24

Total short-term fluctuations related to debt securities net of related DAC amortisation	156	(42)	(93)

*
The debt securities of Jackson are held in the general account of the business. Realised gains and losses are recorded in the income statement with normalised returns included in adjusted IFRS operating profit based on longer-term investment returns with variations from year to year included in the short-term fluctuations category. The risk margin reserve charge for longer-term credit-related losses included in adjusted IFRS operating profit based on longer-term investment returns of Jackson for 2019 is based on an average annual risk margin reserve of 17 basis points (2018: 18 basis points; 2017: 21 basis points) on average book values of $62.6 billion (2018: $57.1 billion; 2017: $55.3 billion) as shown below:

Moody's rating category (or equivalent under NAIC ratings of mortgage-backed securities)

	2019			2018			2017

	Average book value	RMR	Annual expected loss	Average book value	RMR	Annual expected loss	Average book value	RMR	Annual expected loss

	$m	%	$m	$m	%	$m	$m	%	$m

A3 or higher	38,811	0.10	(38)	29,982	0.10	(31)	27,277	0.12	(33)
Baa1, 2 or 3	22,365	0.24	(53)	25,814	0.21	(55)	26,626	0.22	(58)
Ba1, 2 or 3	1,094	0.85	(9)	1,042	0.98	(10)	1,046	1.03	(11)
B1, 2 or 3	223	2.56	(6)	289	2.64	(8)	318	2.70	(9)
Below B3	75	3.39	(3)	11	3.69	–	23	3.78	(1)

Total	62,568	0.17	(109)	57,138	0.18	(104)	55,290	0.21	(112)

Related amortisation of deferred acquisition costs			19			22			21

Risk margin reserve charge to adjusted IFRS operating profit based on longer-term investment returns for longer-term credit-related losses			(90)			(82)			(91)

In addition to the accounting for realised gains and losses described above for Jackson general account debt securities, included within the statement of other comprehensive income is a pre-tax gain of $3,392 million for net unrealised gains on debt securities classified as available-for-sale net of related amortisation of deferred acquisition costs (2018: charge of $(1,831) million; 2017: credit of $697 million). Temporary market value movements do not reflect defaults or impairments. Additional details of the movement in the value of the Jackson portfolio are included in note C3.2(b).

B1.3    Determining operating segments and performance measure of operating segments

Operating segments

The Group's operating segments for financial reporting purposes are defined and presented in accordance with IFRS 8 'Operating Segments' on the basis of the management reporting structure and its financial management information.

Under the Group's management and reporting structure, its chief operating decision maker is the Group Executive Committee (GEC). In the management structure, responsibility is delegated to the Chief Executive Officers of Prudential Corporation Asia, the North American Business Unit and, up to the date of demerger, M&G plc for the day-to-day management of their business units (within the framework set out in the Group Governance Manual). Financial management information used by the GEC aligns with these business segments. These operating segments derive revenue from both insurance and asset management activities.

On 21 October 2019, the Group completed the demerger of M&G plc from the Prudential plc group, resulting in two separately listed companies. Accordingly, UK and Europe operations do not represent an operating segment at the year end. The results of M&G plc have been reclassified as discontinued operations in these consolidated financial statements in accordance with IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations' and have therefore been excluded in the analysis of performance measure of operating segments.

Operations which do not form part of any business unit are reported as 'Unallocated to a segment'. These include head office costs in London and Hong Kong. The Group's Africa operations and treasury function do not form part of any operating segment under the structure, and their assets and liabilities and profit or loss before tax are not material to the overall financial position of the Group. The Group's treasury function and Africa operations are therefore also reported as 'Unallocated to a segment'.

Performance measure

The performance measure of operating segments utilised by the Company is adjusted IFRS operating profit attributable to shareholders based on longer-term investment returns, as described below. This measurement basis distinguishes adjusted IFRS operating profit based on longer-term investment returns from other constituents of total profit for the year as follows:

  –
  Short-term fluctuations in investment returns on shareholder-backed business. This includes the impact of short-term market effects on the carrying value of Jackson's guarantee liabilities and related derivatives as explained below;

  –
  Amortisation of acquisition accounting adjustments arising on the purchase of business. This comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012; and

  –
  Gain or loss on corporate transactions, such as disposals undertaken in the year and costs connected to the demerger of M&G plc from Prudential plc.

Determination of adjusted IFRS operating profit based on longer-term investment returns for investment and liability movements

(a)
With-profits business

For Asia's with-profits business in Hong Kong, Singapore and Malaysia, the adjusted IFRS operating profit based on longer-term investment returns reflects the shareholders' share in the bonuses declared to policyholders. Value movements in the underlying assets of the with-profits funds only affect the shareholder results through indirect effects of investment performance on declared policyholder bonuses and therefore, do not affect directly the determination of adjusted IFRS operating profit based on longer-term investment returns.

(b)
Unit-linked business including the US variable annuity separate accounts

The policyholder unit liabilities are directly reflective of the underlying asset value movements. Accordingly, the adjusted IFRS operating profit based on longer-term investment returns reflect the current period value movements in both the unit liabilities and the backing assets.

(c)
US variable annuity and fixed index annuity business

This business has guarantee liabilities which are measured on a combination of fair value and other US GAAP derived principles. These liabilities are subject to an extensive derivative programme to manage equity and interest rate exposures whose fair value movements pass through the income statement each period.

The following value movements for Jackson's variable and fixed index annuity business are excluded from adjusted IFRS operating profit based on longer-term investment returns. See note B1.2 note (ii):

  –
  Fair value movements for equity-based derivatives;

  –
  Fair value movements for guaranteed benefit options for the 'not for life' portion of Guaranteed Minimum Withdrawal Benefit (GMWB) and fixed index annuity business, and Guaranteed Minimum Income Benefit (GMIB) reinsurance (see below);

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

Guaranteed benefit options for the 'not for life' portion of GMWB and equity index options for the fixed index annuity business

The 'not for life' portion of GMWB guaranteed benefit option liabilities is measured under the US GAAP basis applied for IFRS in a manner consistent with IAS 39 under which the projected future growth rate of the account balance is based on the greater of US Treasury rates and current swap rates (rather than expected rates of return) with only a portion of the expected future guarantee fees included. Reserve value movements on these liabilities are sensitive to changes to levels of equity markets, implied volatility and interest rates. The equity index option for fixed index annuity business is measured under the US GAAP basis applied for IFRS in a manner consistent with IAS 39 under which the projected future growth is based on current swap rates.

Guaranteed benefit option for variable annuity guarantee minimum income benefit

The GMIB liability, which is substantially reinsured, subject to a deductible and annual claim limits, is accounted for using 'grandfathered' US GAAP. This accounting basis substantially does not recognise the effects of market movements. The corresponding reinsurance asset is measured under the 'grandfathered' US GAAP basis applied for IFRS in a manner consistent with IAS 39 'Financial Instruments: Recognition and Measurement', and the asset is therefore recognised at fair value. As the GMIB is economically reinsured, the mark to market element of the reinsurance asset is included as a component of short-term fluctuations in investment returns.

(d)
Policyholder liabilities that are sensitive to market conditions

Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between business units depending upon the nature of the 'grandfathered' measurement basis.

Movements in liabilities for some types of business do require bifurcation between the elements that relate to longer-term market condition and short-term effects to ensure that at the net level (ie after allocated investment return and charge for policyholder benefits) the adjusted IFRS operating profit based on longer-term investment returns reflects longer-term market returns.

For certain Asia non-participating business, for example in Hong Kong, the economic features are more akin to asset management products with policyholder liabilities reflecting asset shares over the contract term. Consequently, for these products, the charge for policyholder benefits in the adjusted IFRS operating profit based on longer-term investment returns reflects the asset share feature rather than volatile movements that would otherwise be reflected if the local regulatory basis (as applied for the IFRS balance sheet) was used.

For other types of Asia non-participating business, expected longer-term investment returns and interest rates are used to determine the movement in policyholder liabilities for determining adjusted IFRS operating profit based on longer-term investment returns. This ensures assets and liabilities are reflected on a consistent basis.

(e)
Assets backing other shareholder-financed long-term insurance business

Except in the case of assets backing liabilities which are directly matched (such as unit-linked business) adjusted IFRS operating profit based on longer-term investment returns for assets backing shareholder-financed business is determined on the basis of expected longer-term investment returns. Longer-term investment returns comprise actual income receivable for the period (interest/dividend income) and for both debt and equity-type securities longer-term capital returns.

Debt securities and loans

In principle, for debt securities and loans, the longer-term capital returns comprise two elements:

  –
  Risk margin reserve based charge for the expected level of defaults for the period, which is determined by reference to the credit quality of the portfolio. The difference between impairment losses in the reporting period and the risk margin reserve charge to the adjusted IFRS operating profit based on longer-term investment returns is reflected in short-term fluctuations in investment returns; and

  –
  The amortisation of interest-related realised gains and losses to adjusted IFRS operating profit based on longer-term investment returns to the date when sold bonds would have otherwise matured.

At 31 December 2019, the level of unamortised interest-related realised gains and losses related to previously sold bonds for the Group was a net gain of $916 million (2018: $776 million; 2017: $924 million).

For Asia insurance operations, realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are amortised over the period to the date those securities would otherwise have matured, with no explicit risk margin reserve charge.

For US insurance operations, Jackson has used the ratings by Nationally Recognised Statistical Ratings Organisations (NRSRO) or ratings resulting from the regulatory ratings detail issued by the National Association of Insurance Commissioners (NAIC) to determine the average annual risk margin reserve to apply to debt securities held to back general account business. Debt securities held to back separate account and reinsurance funds withheld are not subject to risk margin reserve charge. Further details of the risk margin reserve charge, as well as the amortisation of interest-related realised gains and losses, for Jackson are shown in note B1.2 note (ii)(c).

Equity-type securities

For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment returns for income and capital having regard to past performance, current trends and future expectations. Different rates apply to different categories of equity-type securities.

For Asia insurance operations, investments in equity securities held for non-linked shareholder-backed business amounted to $3,473 million as at 31 December 2019 (31 December 2018: $2,733 million; 31 December 2017: $2,380 million). The rates of return applied in 2019 ranged from 5.0 per cent to 17.6 per cent (2018: 5.3 per cent to 17.6 per cent ;2017: 4.3 per cent to 17.2 per cent) with the rates applied varying by business unit. These rates are broadly stable from year to year but may be different between regions, reflecting, for example, differing expectations of inflation in each local business unit. The assumptions are for the returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.

The longer-term investment returns for the Asia insurance joint ventures and associate accounted for using the equity method are determined on a similar basis as the other Asia insurance operations described above.

For US insurance operations, as at 31 December 2019, the equity-type securities for non-separate account operations amounted to $1,481 million (31 December 2018: $1,731 million; 31 December 2017: $1,280 million). For these operations, the longer-term rates of return for income and capital applied in the years indicated, which reflect the combination of the average risk-free rates over the year and appropriate risk premiums are as follows:

	2019	2018	2017

Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds	5.5% to 6.7%	6.7% to 7.2%	6.1% to 6.5%
Other equity-type securities such as investments in limited partnerships and private equity funds	7.5% to 8.7%	8.7% to 9.2%	8.1% to 8.5%

Derivative value movements

Generally, derivative value movements are excluded from adjusted IFRS operating profit based on longer-term investment returns. The exception is where the derivative value movements broadly offset changes in the accounting value of other assets and liabilities included in adjusted IFRS operating profit based on longer-term investment returns. The principal example of derivatives whose value movements are excluded from adjusted IFRS operating profit based on longer-term investment returns arises in Jackson.

Equity-based derivatives held by Jackson are as discussed above in section (c) above. Non-equity based derivatives held by Jackson are part of a broad-based hedging programme for features of Jackson's bond portfolio (for which value movements are booked in the statement of other comprehensive income rather than the income statement), product liabilities (for which US GAAP accounting as 'grandfathered' under IFRS 4 does not fully reflect the economic features being hedged), and the interest rate exposure attaching to equity-based product options.

(f)
Fund management and other non-insurance businesses

For these businesses, the determination of adjusted IFRS operating profit based on longer-term investment returns reflects the underlying economic substance of the arrangements. Generally, realised gains and losses are included in adjusted IFRS operating profit based on longer-term investment returns with temporary unrealised gains and losses being included in short-term fluctuations. In some instances, realised gains and losses on derivatives and other financial instruments are amortised to adjusted IFRS operating profit based on longer-term investment returns over a time period that reflects the underlying economic substance of the arrangements.

B1.4    Segmental income statement

Premiums for conventional with-profits policies and other protection type insurance policies are recognised as revenue when due. Premiums and annuity considerations for linked policies, unitised with-profits and other investment type policies are recognised as revenue when received or, in the case of unitised or unit-linked policies, when units are issued. These amounts exclude premium taxes and similar duties where Prudential collects and settles taxes borne by the policyholder.

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

	2019 $m

	Asia	US	Total segment	Unallocated to a segment (central operations)	Group total continuing operations
				note (vi)

Gross premiums earned	23,757	21,209	44,966	98	45,064
Outward reinsurance premiums	(1,108)	(467)	(1,575)	(8)	(1,583)

Earned premiums, net of reinsurance	22,649	20,742	43,391	90	43,481
Other incomenote(i)	548	61	609	91	700

Total external revenuenotes(ii),(iii)	23,197	20,803	44,000	181	44,181
Intra-group revenue	–	34	34	(34)	–
Interest incomenote(iv)	1,569	2,971	4,540	67	4,607
Other investment returnnote B1.5	13,406	31,623	45,029	(81)	44,948

Total revenue, net of reinsurance	38,172	55,431	93,603	133	93,736

Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(29,119)	(54,734)	(83,853)	(52)	(83,905)
Acquisition costs and other operating expenditurenote B2,	(5,157)	(1,402)	(6,559)	(724)	(7,283)
Interest on core structural borrowings	–	(20)	(20)	(496)	(516)
Gain (loss) on disposal of businesses and corporate transactionsnote D1.1	265	–	265	(407)	(142)

Total charges, net of reinsurance and loss on disposal of businesses	(34,011)	(56,156)	(90,167)	(1,679)	(91,846)

Share of profit from joint ventures and associates, net of related tax	397	–	397	–	397

Profit (loss) before tax (being tax attributable to shareholders' and policyholders' returns)note(v)	4,558	(725)	3,833	(1,546)	2,287
Tax charge attributable to policyholders' returns	(365)	–	(365)	–	(365)

Profit (loss) before tax attributable to shareholders' returns from continuing operations	4,193	(725)	3,468	(1,546)	1,922

Analysis of profit (loss) before tax attributable to shareholders' returns from continuing operations:
Profit for the year from continuing operations	3,725	(380)	3,345	(1,392)	1,953
Tax attributable to shareholders	468	(345)	123	(154)	(31)

Profit (loss) before tax	4,193	(725)	3,468	(1,546)	1,922
Short-term fluctuations in investment returns on shareholder-backed business	(657)	3,757	3,100	103	3,203
Amortisation of acquisition accounting adjustments	5	38	43	–	43
(Gain) loss on disposal of businesses and corporate transactionsnote D1.1	(265)	–	(265)	407	142

Adjusted IFRS operating profit based on longer-term investment returns	3,276	3,070	6,346	(1,036)	5,310

	2018 $m

	Asia	US	Total segment	Unallocated to a segment (other operations)	Group total continuing operations
				note (vi)

Gross premiums earnednote(vii)	21,989	23,573	45,562	52	45,614
Outward reinsurance premiums	(768)	(412)	(1,180)	(3)	(1,183)

Earned premiums, net of reinsurance	21,221	23,161	44,382	49	44,431
Other incomenote(i)	412	67	479	52	531

Total external revenuenotes(ii),(iii)	21,633	23,228	44,861	101	44,962
Intra-group revenue	56	67	123	(123)	–
Interest incomenote(iv)	1,450	2,692	4,142	68	4,210
Other investment returnnote B1.5	(4,326)	(9,085)	(13,411)	84	(13,327)

Total revenue, net of reinsurance	18,813	16,902	35,715	130	35,845

Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurancenote(vii)	(11,664)	(11,736)	(23,400)	(26)	(23,426)
Acquisition costs and other operating expenditurenote B2,note(vii)	(5,162)	(2,773)	(7,935)	(592)	(8,527)
Interest on core structural borrowings	–	(20)	(20)	(527)	(547)
Loss on disposal of businesses and corporate transactionsnote D1.1	(15)	(51)	(66)	(41)	(107)

Total charges, net of reinsurance and gain on disposal of business	(16,841)	(14,580)	(31,421)	(1,186)	(32,607)

Share of profit from joint ventures and associates, net of related tax	319	–	319	–	319

Profit (loss) before tax (being tax attributable to shareholders' and policyholders' returns)note(v)	2,291	2,322	4,613	(1,056)	3,557
Tax charge attributable to policyholders' returns	(107)	–	(107)	–	(107)

Profit (loss) before tax attributable to shareholders' returns from continuing operations	2,184	2,322	4,506	(1,056)	3,450

Analysis of profit (loss) before tax attributable to shareholders' returns from continuing operations:
Profit for the year from continuing operations	1,815	1,982	3,797	(916)	2,881
Tax attributable to shareholders	369	340	709	(140)	569

Profit (loss) before tax	2,184	2,322	4,506	(1,056)	3,450
Short-term fluctuations in investment returns on shareholder-backed business	684	134	818	(27)	791
Amortisation of acquisition accounting adjustments	5	56	61	–	61
Loss on disposal of businesses and corporate transactions	15	51	66	41	107

Adjusted IFRS operating profit (loss) based on longer-term investment returns	2,888	2,563	5,451	(1,042)	4,409

	2017 $m

	Asia	US	Total segment	Unallocated to a segment (other operations)	Group total continuing operations
				note (vi)

Gross premiums earned	20,220	19,545	39,765	35	39,800
Outward reinsurance premiums	(845)	(454)	(1,299)	(5)	(1,304)

Earned premiums, net of reinsurance	19,375	19,091	38,466	30	38,496
Other incomenote(i)	396	862	1,258	61	1,319

Total external revenuenote(ii),(iii)	19,771	19,953	39,724	91	39,815
Intra-group revenue	52	82	134	(134)	–
Interest incomenote(iv)	1,201	2,688	3,889	86	3,975
Other investment returnnote B1.5	10,392	21,200	31,592	7	31,599

Total revenue, net of reinsurance	31,416	43,923	75,339	50	75,389

Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurancenote(vii)	(23,574)	(40,220)	(63,794)	(14)	(63,808)
Acquisition costs and other operating expenditurenote B2,note(vii)	(5,224)	(2,908)	(8,132)	(517)	(8,649)
Interest on core structural borrowings	–	(21)	(21)	(527)	(548)
Gain on disposal of businesses and corporate transactionsnote D1.1	84	208	292	–	292

Total charges, net of reinsurance and gain (loss) on disposal of businesses	(28,714)	(42,941)	(71,655)	(1,058)	(72,713)

Share of profit from joint ventures and associates, net of related tax	233	–	233	–	233

Profit (loss) before tax (being tax attributable to shareholders' and policyholders' returns)note (vi	2,935	982	3,917	(1,008)	2,909
Tax charge attributable to policyholders' returns	(321)	–	(321)	–	(321)

Profit (loss) before tax attributable to shareholders' returns from continuing operations	2,614	982	3,596	(1,008)	2,588

Analysis of profit (loss) before tax attributable to shareholders' returns from continuing operations:
Profit for the year from continuing operations	2,288	327	2,615	(867)	1,748
Tax attributable to shareholders	326	655	981	(141)	840

Profit (loss) before tax	2,614	982	3,596	(1,008)	2,588
Short-term fluctuations in investment returns on shareholder-backed business	1	2,019	2,020	(26)	1,994
Amortisation of acquisition accounting adjustments	9	73	82	–	82
Gain on disposal of businesses and corporate transactions	(78)	(208)	(286)	–	(286)

Adjusted IFRS operating profit (loss) based on longer-term investment returns	2,546	2,866	5,412	(1,034)	4,378

Notes

(i)
Included within other income is revenue from the Group's continuing asset management business of $453 million (2018: $287 million; 2017: $275 million). The remaining other income consists primarily of policy fee income from external customers. Other income also includes $3 million (2018: $7 million; 2017: $9 million) relating to the fee income on financial instruments that are not held at fair value through profit or loss.
(ii)
In Asia, external revenue from no one individual market exceeds 10 per cent of the Group total except for Hong Kong in 2019, 2018 and 2017 and Singapore in 2019. Total external revenue of Hong Kong is $9,821 million (2018: $10,307 million; 2017: $9,369 million) and Singapore is $4,401 million.
(iii)
Due to the nature of the business of the Group, there is no reliance on any major customers.
(iv)
Interest income includes $4 million (2018: $5 million; 2017: $4 million) accrued in respect of impaired securities.
(v)
This measure is the formal profit (loss) before tax measure under IFRS but is not the result attributable to shareholders.
(vi)
Unallocated to a segment includes central operations (Head Office functions and Group borrowings), the Group's treasury function and Africa operations.
(vii)
In October 2018, Jackson entered into a 100 per cent reinsurance agreement with John Hancock Life Insurance Company (John Hancock USA) to acquire a closed block of group pay-out annuity business. The transaction resulted in an addition to gross premiums earned of $5.0 billion and a corresponding increase in benefits and claims of $5.5 billion for the increase in policyholder liabilities and a decrease in other operating expenditure for negative ceding commissions of $0.5 billion at the inception of the contract. There was no material impact on adjusted IFRS operating profit based on longer-term investment returns or total profit as a result of the transaction.

B1.5    Other investment return

Investment return included in the income statement principally comprises interest income, dividends, investment appreciation and depreciation (realised and unrealised gains and losses) on investments designated as fair value through profit or loss, and realised gains and losses (including impairment losses) on items held at amortised cost and Jackson's debt securities designated as available-for-sale. Movements in unrealised appreciation or depreciation of debt securities designated as available-for-sale are recorded in other comprehensive income. Interest income is recognised as it accrues, taking into account the effective yield on investments. Dividends on equity securities are recognised on the ex-dividend date and rental income is recognised on an accrual basis.

	2019 $m	2018 $m	2017 $m

Realised and unrealised gains (losses) on securities at fair value through profit or loss	49,809	(14,867)	33,651
Realised and unrealised (losses) gains on derivatives at fair value through profit or loss	(5,825)	705	(2,940)
Realised gains on available-for-sale securities, including impairment previously recognised in other comprehensive income	185	15	(33)
Realised (losses) on loans	(3)	(1)	(4)
Dividends	1,000	740	884
Other investment (loss) income	(218)	81	41

Other investment return	44,948	(13,327)	31,599

Realised gains and losses on the Group's investments for 2019 recognised in the income statement amounted to a net loss of $2.0 billion (2018: a net gain of $2.5 billion; 2017: a net loss of $1.7 billion) from continuing operations.

B1.6      Additional analysis of performance by segment components

(a)    Asia

	2019 $m				2018 $m	2017 $m

	Insurance	Asset management	Eliminations	Total	Total	Total

Earned premiums, net of reinsurance	22,649	–	–	22,649	21,221	19,375
Other income	143	405	–	548	412	396

Total external revenue	22,792	405	–	23,197	21,633	19,771

Intra-group revenue	–	160	(160)	–	56	52
Interest income	1,564	5	–	1,569	1,450	1,201
Other investment return	13,407	(1)	–	13,406	(4,326)	10,392

Total revenue, net of reinsurance	37,763	569	(160)	38,172	18,813	31,416

Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(29,119)	–	–	(29,119)	(11,664)	(23,574)
Acquisition costs and other expenditurenote B2	(4,925)	(392)	160	(5,157)	(5,162)	(5,224)
Gain (loss) on disposal of businesses and corporate transactionsnote D1.1	265	–	–	265	(15)	84

Total charges, net of reinsurance and gain (loss) on disposal of businesses	(33,779)	(392)	160	(34,011)	(16,841)	(28,714)

Share of profit from joint ventures and associates, net of related tax	291	106	–	397	319	233

Profit before tax (being tax attributable to shareholders' and policyholders' returns)	4,275	283	–	4,558	2,291	2,935
Tax charge attributable to policyholders' returns	(365)	–	–	(365)	(107)	(321)

Profit before tax attributable to shareholders' returns	3,910	283	–	4,193	2,184	2,614

Analysis of profit before tax:
Profit (loss) before tax attributable to shareholders	3,910	283	–	4,193	2,184	2,614
Short-term fluctuations in investment returns on shareholder-backed business	(657)	–	–	(657)	684	1
Amortisation of acquisition accounting adjustments	5	–	–	5	5	9
(Profit) loss on disposal of businesses and corporate transactionsnote D1.1	(265)	–	–	(265)	15	(78)

Adjusted IFRS operating profit based on longer-term investment returns	2,993	283	–	3,276	2,888	2,546

(b)    US

	2019 $m				2018 $m	2017 $m

	Insurance	Asset management	Eliminations	Total	Total	Total

Earned premiums, net of reinsurance*	20,742	–	–	20,742	23,161	19,091
Other income	6	55	–	61	67	862

Total external revenue	20,748	55	–	20,803	23,228	19,953

Intra-group revenue	–	127	(93)	34	67	82
Interest income	2,971	–	–	2,971	2,692	2,688
Other investment return	31,621	2	–	31,623	(9,085)	21,200

Total revenue, net of reinsurance	55,340	184	(93)	55,431	16,902	43,923

Benefits and claims*	(54,734)	–	–	(54,734)	(11,736)	(40,220)
Acquisition costs and other operating expenditure*	(1,343)	(152)	93	(1,402)	(2,773)	(2,908)
Interest on core structural borrowings	(20)	–	–	(20)	(20)	(21)
(Loss) profit on disposal of businesses and corporate transactionsnote D1.1	–	–	–	–	(51)	208

Total charges, net of reinsurance and loss on disposal of businesses	(56,097)	(152)	93	(56,156)	(14,580)	(42,941)

(Loss) profit before tax	(757)	32	–	(725)	2,322	982

Analysis of (loss) profit before tax:
Profit (loss) before tax attributable to shareholders	(757)	32	–	(725)	2,322	982
Short-term fluctuations in investment returns on shareholder-backed business	3,757	–	–	3,757	134	2,019
Amortisation of acquisition accounting adjustments	38	–	–	38	56	73
Loss (profit) on disposal of businesses and corporate transactionsnote D1.1	–	–	–	–	51	(208)

Adjusted IFRS operating profit based on longer-term investment returns	3,038	32	–	3,070	2,563	2,866

*
In October 2018, Jackson entered into an agreement with John Hancock Life to reinsure 100 per cent of the group pay-out annuity business. The transaction resulted in an addition to gross premiums earned of $5.0 billion and a corresponding increase in benefits and claims of $5.5 billion for the increase in policyholder liabilities and a decrease in other operating expenditure for negative ceding commissions of $0.5 billion at the inception of the contract. There was no material impact on adjusted IFRS operating profit based on longer-term investment returns or total profit as a result of the transaction.

B2    Acquisition costs and other expenditure

	2019 $m	2018 $m	2017 $m

Acquisition costs incurred for insurance policies	(4,177)	(4,313)	(4,471)
Acquisition costs deferred less amortisation of acquisition costsnote(i)	2,116	59	1,173
Administration costs and other expenditure*,notes(ii),(iii)	(5,019)	(3,877)	(5,008)
Movements in amounts attributable to external unit holders of consolidated investment funds	(203)	(396)	(343)

Total acquisition costs and other expenditure from continuing operations	(7,283)	(8,527)	(8,649)

*
The 2018 administration costs and other expenditure included a credit of $0.5 billion for the negative ceding commissions arising from the group payout annuity business reinsurance agreement entered into by Jackson with John Hancock in 2018.

Notes

(i)
The credit for acquisition costs deferred less amortisation of those costs of $2,116 million (2018: $59 million; 2017: $1,173 million) arises in Asia operations of $358 million (2018: $362 million; 2017: $246 million) and in US operations of $1,758 million (2018: a charge of $(303) million; 2017: a credit of $927 million) as set out in note C5.2. The credit of $1,758 million for US operations (2018: a charge of $(303) million; 2017: a credit of $927 million) comprises additional costs deferred in the year of $807 million (2018: $759 million; 2017: $850 million) driven by higher new business sales and a credit of $951 million (2018: a charge of $(1,062) million; 2017: a credit of $77 million) for DAC amortisation, driven by the hedging losses arising in 2019.
(ii)
During the year, the Group paid $182 million of upfront fees to modify the terms and condition of two subordinated debt instruments, which are expensed to the income statement as described in note C6.1. All other fee expenses relating to financial liabilities held at amortised cost in 2019 and 2018 are part of the determination of the effective interest rate and are included in 'Administration costs and other expenditure' above.
(iii)
Total depreciation and amortisation expense is included in 'Acquisition costs incurred for insurance policies', 'Administration costs and other expenditure' and 'Acquisition costs deferred less amortisation of acquisition costs' and relates primarily to amortisation of deferred acquisition costs of insurance contracts and asset management contracts. The segmental analysis of interest expense (other than interest expense in core structural borrowings) and depreciation and amortisation included within total acquisition costs and other expenditure was as follows:

	Other interest expense			Depreciation and amortisation
	2019* $m	2018 $m	2017 $m	2019* $m	2018 $m	2017 $m

Asia operations:
Insurance	(13)	–	–	(641)	(482)	(446)
Asset management	–	–	–	(14)	(5)	(4)
US operations:
Insurance	(264)	(212)	(150)	901	(1,110)	26
Asset management	(2)	–	–	(4)	(8)	(8)

Total segment	(279)	(212)	(150)	242	(1,605)	(432)
Unallocated to a segment (other operations)	(27)	(38)	(50)	(30)	(3)	(3)

Total continuing operations	(306)	(250)	(200)	212	(1,608)	(435)

*
In 2019, these amounts also include interest on lease liabilities of $20 million and depreciation on right-of-use assets of $141 million recognised under IFRS 16.

B2.1    Staff and employment costs

The average number of staff employed by the Group, for both continuing and discontinued operations, during the years shown was:

	2019	2018	2017

Asia operations	14,471	16,798	15,477
US operations	4,014	4,285	4,564
Other operations*	519	676	660

Total continuing operations	19,004	21,759	20,701
Discontinued UK and Europe operations†	5,672	6,447	6,450

Total Group	24,676	28,206	27,151

*
The Other operations' staff numbers include staff from central operations and Africa which are unallocated to a segment.
†
Average staff numbers of the discontinued UK and Europe operations are for the period up to the demerger in October 2019.

The costs of employment, for both continuing and discontinued operations, were:

	2019 $m			2018 $m			2017 $m
	Continuing	Discontinued	Group total	Continuing	Discontinued	Group total	Continuing	Discontinued	Group total

Wages and salaries	1,435	573	2,008	1,517	694	2,211	1,557	730	2,287
Social security costs	53	68	121	71	84	155	73	93	166
Defined benefit schemes*	(91)	(5)	(96)	7	(46)	(39)	(23)	19	(4)
Defined contribution schemes	69	41	110	77	50	127	67	43	110

Total Group†	1,466	677	2,143	1,672	782	2,454	1,674	885	2,559

*
The charge (credit) incorporated the effect of actuarial gains and losses. Post-demerger of the UK and Europe operations, the Group's defined benefit schemes costs are expected to be negligible. See note C9.
†
Total costs of employment in the table above include the costs of employment of the discontinued UK and Europe operations up to the demerger in October 2019.

B2.2    Share-based payment

The Group offers discretionary share awards to certain key employees and all-employee share plans for all UK and a number of Asian locations.

The compensation expense charged to the income statement is primarily based upon the fair value of the options granted, the vesting period and the vesting conditions.

The Company has established trusts to facilitate the delivery of Prudential plc shares under these plans. The cost to the Company of acquiring these newly issued shares held in trusts is shown as a deduction from shareholders' equity.

(a)
Description of the plans

The Group operates a number of share award plans that provides Prudential plc shares, or ADRs, to participants upon vesting. The plans in operation include the Prudential Long Term Incentive Plan (PLTIP), the Prudential Annual Incentive Plan (AIP), savings-related share option schemes, share purchase plans and deferred bonus plans. Where Executive Directors participate in these plans, details are provided in the Compensation and Employee section. In addition, the following information is provided.

Share scheme	Description

Prudential Corporation Asia Long-Term Incentive Plan (PCA LTIP)	The PCA LTIP provides eligible employees with conditional awards. Awards are discretionary and vest after three years subject to the employee being in employment. Vesting of awards may also be subject to performance conditions. All awards are generally made in Prudential shares, or ADRs. In countries where share awards are not feasible due to securities and/or tax considerations, awards will be replaced by the cash value of the shares that would otherwise have vested.

Prudential Agency Long-Term Incentive Plan	Certain agents in Asia are eligible to be granted awards under the Prudential Agency Long-Term Incentive Plan. These awards are structured in a similar way to the PCA LTIP described above.

Restricted Share Plan (RSP)	The Company operates the RSP for certain employees. Awards under this plan are discretionary, and the vesting of awards may be subject to performance conditions. All awards are made in Prudential shares or ADRs.

Deferred bonus plans	The Company operates a number of deferred bonus plans including the Group Deferred Bonus Plan (GDBP) and the Prudential Corporation Asia Deferred Bonus Plan (PCA DBP). There are no performance conditions attached to deferred share awards made under these arrangements.

Savings-related share option schemes	Employees and eligible agents in a number of geographies are eligible for plans similar to the HMRC-approved Save As You Earn (SAYE) share option scheme in the UK. During the year ended 31 December 2019 eligible employees participated in the International Savings-Related Share Option Scheme while eligible agents based in certain regions of Asia can participate in the International Savings-Related Share Option Scheme for Non-Employees.

Share purchase plans	Eligible employees outside the UK are invited to participate in arrangements similar to the Company's HMRC-approved UK SIP, which allows the purchase of Prudential plc shares. Staff based in Asia are eligible to participate in the Prudential Corporation Asia All Employee Share Purchase Plan.

(b)
Outstanding options and awards

The following table shows the movement in outstanding options and awards under the Group's share-based compensation plans:

	Options outstanding under SAYE schemes						Awards outstanding under incentive plans
	2019		2018		2017		2019	2018	2017
	Number of options millions	Weighted average exercise price £	Number of options millions	Weighted average exercise price £	Number of options millions	Weighted average exercise price £	Number of awards millions

Balance at beginning of year:	4.9	12.10	6.4	11.74	7.1	10.74	32.8	33.6	30.2
Granted	0.6	11.13	0.3	13.94	1.4	14.55	13.4	10.7	12.7
Modification	0.3	11.95	–	–	–	–	4.3	–	–
Exercised	(1.7)	10.87	(1.4)	10.85	(1.7)	10.07	(9.8)	(8.7)	(7.3)
Forfeited	–	12.87	(0.1)	12.25	(0.1)	10.83	(2.5)	(2.6)	(1.3)
Cancelled	(0.1)	12.82	(0.2)	12.43	(0.2)	11.19	(0.7)	–	(0.1)
Lapsed/Expired	(0.1)	12.93	(0.1)	12.60	(0.1)	10.86	(1.0)	(0.2)	(0.6)
M&G plc awards derecognised on demerger	(0.1)	13.37	–	–	–	–	(3.5)	–	–

Balance at end of year	3.8	12.38	4.9	12.10	6.4	11.74	33.0	32.8	33.6

Options immediately exercisable at end of year	0.9	11.33	0.8	10.37	0.4	11.06

On demerger of the M&G plc business from the Prudential Group, outstanding share / ADR awards for Prudential plc participants were adjusted to receive the demerger dividend in the form of additional Prudential plc shares / ADRs, to be released on the same timetable and to the same extent as their original share awards. In the case of the International Savings-Related Share Option Scheme for Non-Employees the adjustments to outstanding options were confirmed as being fair and reasonable by an independent financial adviser in accordance with the rules of that plan and the Hong Kong Stock Exchange Listing Rules.

Employees of M&G plc were granted replacement awards over M&G plc shares, in exchange for existing Group awards outstanding under incentive plans. As designated replacement awards were granted, no cancellation was recognised in respect of the original awards. As the replacement awards are an obligation of M&G plc, these awards were derecognised by the Group on demerger.

M&G plc employees with outstanding SAYE options on demerger were treated as 'good leavers', with both the vesting period and number of options exercisable curtailed on demerger.

The weighted average share price of Prudential plc for 2019 was £15.05 (2018: £17.36; 2017: £17.51).

The following table provides a summary of the range of exercise prices for Prudential plc options outstanding at 31 December:

	Outstanding										Exercisable

	Number outstanding (millions)			Weighted average remaining contractual life (years)*			Weighted average exercise prices £			Number exercisable (millions)			Weighted average exercise prices £

	2019	2018	2017	2019	2018	2017	2019	2018	2017	2019	2018	2017	2019	2018	2017

Between £6 and £7	–	–	–	–	–	0.4	–	–	6.29	–	–	–	–	–	6.29
Between £9 and £10	–	0.3	0.5	–	0.4	1.4	–	9.01	9.01	–	0.3	–	–	9.01	–
Between £11 and £12	2.4	3.0	4.5	2.0	1.6	2.2	11.19	11.19	11.21	0.9	0.5	0.4	11.33	11.11	11.55
Between £13 and £14	0.3	0.3	–	3.2	4.1	–	13.94	13.94	–	–	–	–	–	–	–
Between £14 and £15	1.1	1.3	1.4	2.0	2.6	3.9	14.55	14.55	14.55	–	–	–	–	–	–

Weighted average	3.8	4.9	6.4	2.1	2.1	2.5	12.38	12.10	11.74	0.9	0.8	0.4	11.33	10.37	11.06

*
The years shown above for weighted average remaining contractual life include the time period from end of vesting period to expiration of contract.
(c)
Fair value of options and awards

The fair value amounts estimated on the date of grant relating to all options and awards were determined by using the following assumptions:

	2019				2018			2017

		SAYE options

	Prudential LTIP (TSR)	Granted in October 2019	Granted in November 2019	Other awards	Prudential LTIP (TSR)	SAYE options	Other awards	Prudential LTIP (TSR)	SAYE options	Other awards

Dividend yield (%)	–	3.66	2.10	–	–	2.52	–	–	2.85	–
Expected volatility (%)	22.14	25.58	23.92	–	24.03	21.09	–	23.17	20.15	–
Risk-free interest rate (%)	0.97	0.31	1.60	–	1.19	0.97	–	0.62	0.56	–
Expected option life (years)	–	3.96	3.47	–	–	3.94	–	–	3.49	–
Weighted average exercise price (£)	–	11.12	11.18	–	–	13.94	–	–	14.55	–
Weighted average share price at grant date (£)	16.07	13.94	13.77	–	17.46	16.64	–	16.80	17.74	–
Weighted average fair value at grant date (£)	6.32	2.90	3.35	15.39	6.64	3.29	17.04	8.30	3.29	16.12

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

Risk-free interest rates are taken from swap spot rates with projections for two-year, three-year and five-year terms to match corresponding vesting periods. For 2019 awards issued prior to demerger, dividend yields are determined as the average yield over a period of 12 months up to and including the date of grant, and data is based on sterling risk free rates. For 2019 awards issued after demerger, dividend yields are estimated based on £750 million target dividend included in the demerger investor circular and data is based on US dollar risk free rates. For awards with a TSR condition, volatilities and correlations between Prudential and a basket of 12 competitor companies is required. For grants in 2019, the average volatility for the basket of competitors was 23.10 per cent (2018: 21.32 per cent; 2017: 22.93 per cent). Correlations for the basket are calculated for each pairing from the log of daily TSR returns for the three years prior to the valuation date. Market implied volatilities are used for both Prudential and the basket of competitors. Changes to the subjective input assumptions could materially affect the fair value estimate.

(d)
Share-based payment expense charged to the income statement

Total expense recognised in 2019 in the consolidated financial statements relating to share-based compensation is $181 million (2018: $191 million), all accounted for as equity-settled.

The Group has no liabilities outstanding at the year-end relating to awards that are settled in cash.

B2.3    Key management remuneration

Key management constitutes the Directors of Prudential plc as they have authority and responsibility for planning, directing and controlling the activities of the Group and following reorganisations during 2019, key management also includes other non-director members of the Group Executive Committee from August 2019.

Total key management remuneration is analysed in the following table:

	2019 $m	2018 $m	2017 $m

Salaries and short-term benefits	25.2	22.0	23.0
Post-employment benefits	1.5	2.0	2.0
Share-based payments	13.1	19.0	18.0

	39.8	43.0	43.0

The share-based payments charge comprises $8.4 million (2018: $13.0 million; 2017: $10.7 million), which is determined in accordance with IFRS 2 'Share-based Payment' (see note B2.2) and $4.8 million (2018: $6.4 million; 2017: $7.5 million) of deferred share awards.

B2.4    Fees payable to the auditor

	2019 $m	2018 $m	2017 $m

Fees payable to the Company's auditor for the audit of the Company's annual accounts	2.2	2.8	2.7
Fees payable to the Company's auditor and its associates for other services:
Audit of subsidiaries pursuant to legislation	9.5	12.3	10.7
Audit-related assurance services*	5.7	6.3	5.5
Other assurance services	5.7	1.5	1.9
Services relating to corporate finance transactions	7.3	0.3	0.5
All other services	–	1.2	0.9

Total fees paid to the auditor	30.4	24.4	22.2

Analysed into:
Fees payable to the auditor attributable to the continuing operations:
Non-audit services associated with the demerger of the UK and Europe operations†	11.7	1.0	–
Other audit and non-audit services	15.3	15.1	14.6

	27.0	16.1	14.6
Fees payable to the auditor attributable to the discontinued UK and Europe operations	3.4	8.3	7.6

	30.4	24.4	22.2

*
Of the audit-related assurance service fees of $5.7 million in 2019 (2018: $6.3 million), $1.1 million relates to services that are required by law.
†
Of the $11.7 million one-off non-audit services fees in 2019 associated with the demerger of the UK and Europe operations, $4.4 million was for other assurance services and $7.3 million was for services relating to corporate finance transactions. In 2018, the $1.0 million was for all other services associated with the preparation for the demerger.

In addition, there were fees incurred by pension schemes of $0.1 million (2018: $0.3 million; 2017: $0.1 million) for audit services. These pension schemes were transferred to UK and Europe operations in 2019 as part of the demerger.

B3    Effect of changes and other accounting matters on insurance assets and liabilities

The following matters are relevant to the determination of the 2019 results:

(a)
Asia insurance operations

In 2019, the adjusted IFRS operating profit based on longer-term investment returns for Asia insurance operations includes a net credit of $142 million (2018: credit of $126 million; 2017: credit of $96 million) representing a small number of items that are not expected to reoccur, including the impact of a refinement to the run-off of the allowance for prudence within technical provisions.

(b)
US insurance operations

Changes in the policyholder liabilities held for variable and fixed index annuity guarantees are reported as part of non-operating profit and are as described in note B1.2.

B4    Tax charge from continuing operations

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

The total tax charge includes tax expense attributable to both policyholders and shareholders. The tax expense attributable to policyholders comprises the tax on the income of the consolidated with-profits and unit-linked funds. In certain jurisdictions, life insurance companies are taxed on both their shareholders' profits and on their policyholders' insurance and investment returns on certain insurance and investment products. Although both types of tax are included in the total tax charge in the Group's consolidated income statement, they are presented separately in the consolidated income statement to provide the most relevant information about tax that the Group pays on its profits.

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

B4.1    Total tax charge by nature of expense

The total tax charge for continuing operations in the income statement is as follows:

	2019 $m			2018 $m	2017 $m

Tax charge	Current tax	Deferred tax	Total	Total	Total

Attributable to shareholders:
Asia operations	(306)	(162)	(468)	(369)	(326)
US operations	(307)	652	345	(340)	(655)
Other operations	182	(28)	154	140	141

Tax (charge) credit attributable to shareholders' returns	(431)	462	31	(569)	(840)

Attributable to policyholders:
Asia operations	(130)	(235)	(365)	(107)	(321)

Total tax (charge) credit	(561)	227	(334)	(676)	(1,161)

The principal reason for the decrease in the tax charge attributable to shareholders' returns from continuing operations is the increase in the tax credit on US derivative losses which largely offset the tax charge on Asia profits in 2019.

The reconciliation of the expected to actual tax charge attributable to shareholders is provided in B4.2 below. The tax charge attributable to policyholders of $365 million above is equal to the profit before tax attributable to policyholders of $365 million. This is the result of accounting for policyholder income after the deduction of expenses and movement on unallocated surpluses on an after-tax basis.

The total tax (charge) credit comprises:

	2019 $m	2018 $m	2017 $m

Current tax expense:
Corporation tax	(589)	(380)	(165)
Adjustments in respect of prior years	28	15	48

Total current tax charge	(561)	(365)	(117)

Deferred tax arising from:
Origination and reversal of temporary differences	235	(331)	(470)
Impact of changes in local statutory tax rates	7	11	(574)
Credit in respect of a previously unrecognised tax loss, tax credit or temporary difference from a prior period	(15)	9	–

Total deferred tax credit (charge)	227	(311)	(1,044)

Total tax charge	(334)	(676)	(1,161)

The reduction in the deferred tax charge from $311 million in 2018 to a credit of $227 million in 2019 principally relates to the increase in the tax credit on US derivative losses, which are tax deductible over a three year period.

In 2019, a tax charge of $709 million (2018: charge of $387 million; 2017: charge of $85 million from continuing operations), principally relating to an increase in the market value on securities of US insurance operations classified as available-for-sale, has been taken through other comprehensive income.

B4.2    Reconciliation of shareholder effective tax rate for continuing operations

In the reconciliation below, the expected tax rates reflect the corporation tax rates that are expected to apply to the taxable profit or loss of the relevant business. Where there are profits or losses of more than one jurisdiction, the expected tax rates reflect the corporation tax rates weighted by reference to the amount of profit or loss contributing to the aggregate business result.

	2019					2018		2017

	Asia operations $m	US operations $m	Other* operations $m	Total attributable to shareholders $m	Percentage impact on ETR %	Total attributable to shareholders $m	Percentage impact on ETR %	Total attributable to shareholders $m	Percentage impact on ETR %

Adjusted IFRS operating profit (loss) based on longer-term investment returns	3,276	3,070	(1,036)	5,310		4,409		4,378
Non-operating profit (loss)	917	(3,795)	(510)	(3,388)		(959)		(1,790)

Profit (loss) before tax	4,193	(725)	(1,546)	1,922		3,450		2,588

Expected tax rate:	20%	21%	19%	20%		22%		27%
Tax at the expected rate	839	(152)	(294)	393	20.4%	759	22.0%	701	27.1%
Effects of recurring tax reconciliation items:
Income not taxable or taxable at concessionary rates	(94)	(29)	(3)	(126)	(6.6)%	(71)	(2.1)%	(115)	(4.4)%
Deductions not allowable for tax purposes	40	10	5	55	2.9%	69	2.0%	54	2.1%
Items related to taxation of life insurance businessesnote(i)	(192)	(125)	—	(317)	(16.5)%	(128)	(3.7)%	(425)	(16.4)%
Deferred tax adjustments	(28)	(1)	(4)	(33)	(1.7)%	(55)	(1.6)%	29	1.1%
Unrecognised tax lossesnote(ii)	—	—	46	46	2.4%	—	—	—	—
Effect of results of joint ventures and associatesnote(iii)	(100)	—	—	(100)	(5.2)%	(83)	(2.4)%	(67)	(2.6)%
Irrecoverable withholding taxesnote(iv)	—	—	59	59	3.1%	63	1.8%	70	2.7%
Other	5	5	3	13	0.7%	9	0.3%	(15)	(0.6)%

Total	(369)	(140)	106	(403)	(20.9)%	(196)	(5.7)%	(469)	(18.1)%
Effects of non-recurring tax reconciliation items:
Adjustments to tax charge in relation to prior years	4	(53)	(18)	(67)	(3.5)%	(4)	(0.1)%	(27)	(1.0)%
Movements in provisions for open tax mattersnote(v)	17	—	(18)	(1)	(0.0%)	10	0.3%	57	2.2%
Demerger related activitiesnote(vi)	—	—	76	76	4.1%	—	—	—	—
Impact of US tax reform	—	—	—	—	—	—	—	573	22.1%
Adjustments in relation to business disposals	(23)	—	(6)	(29)	(1.4)%	—	—	5	0.2%

Total	(2)	(53)	34	(21)	(1.1)%	6	0.2%	608	23.5%

Total actual tax charge (credit)	468	(345)	(154)	(31)	(1.6)%	569	16.5%	840	32.5%

Analysed into:

Tax on adjusted IFRS operating profit (loss) based on longer-term investment returns	436	437	(100)	773		666		922
Tax on non-operating profit (loss)	32	(782)	(54)	(804)		(97)		(82)

Actual tax rate on:
Adjusted IFRS operating profit (loss) based on longer-term investment returns:
Including non-recurring tax reconciling items	13%	14%	10%	15%		15%		21%
Excluding non-recurring tax reconciling items	13%	16%	10%	15%		15%note(vii)		20%note(vii)
Total profit (loss)	11%	48%	10%	(2)%		16%note(vii)		32%note(vii)

*
Other operations include restructuring costs.

Notes

(i)
The $125 million (2018: $111 million; 2017: $307 million) reconciling item in US operations reflects the impact of the dividend received deduction on the taxation of profits from variable annuity business. The principal reason for the increase in the Asia operations reconciling items from $17 million in 2018 to $192 million in 2019 reflects an increase in investment gains in Hong Kong which are not taxable due to the taxable profit being computed as 5 per cent of net insurance premiums.

(ii)
The $46 million adverse reconciling item in unrecognised tax losses reflects losses arising after the demerger of the Group's UK and Europe operations where it is unlikely that relief for the losses will be available in future periods.

(iii)
Profit before tax includes Prudential's share of profit after tax from the joint ventures and associates. Therefore, the actual tax charge does not include tax arising from profit or loss of joint ventures and associates and is reflected as a reconciling item.

(iv)
The $59 million (2018: $63 million; 2017: $70 million) adverse reconciling items reflects local withholding taxes on dividends paid by certain non-UK subsidiaries, principally Indonesia, to the UK. The dividends are exempt from UK tax and consequently the withholding tax cannot be offset against UK tax payments.

(v)
The complexity of the tax laws and regulations that relate to our businesses means that from time to time we may disagree with tax authorities on the technical interpretation of a particular area of tax law. This uncertainty means that in the normal course of business the Group will have matters where, upon ultimate resolution of the uncertainty, the amount of profit subject to tax may be greater than the amounts reflected in the Group's submitted tax returns. The statement of financial position contains the following provisions in relation to open tax matters.

$m

Balance at beginning of year	190
Movements in the current year included in:
Tax charge attributable to shareholders	(1)
Other movements*	9

Balance at end of year	198

*
Other movements include interest arising on open tax matters and amounts included in the Group's share of profits from joint ventures and associates, net of related tax.
(vi)
The $76 million adverse reconciling items in Demerger related activities relates to non-tax deductible costs incurred in preparation for, or as a result of, the demerger of the Group's UK and Europe operations.

(vii)
2018 and 2017 actual tax rate of the relevant business operations are shown below:

	2018
	Asia operations	US operations	Other operations	Total attributable to shareholders

Adjusted IFRS operating profit based on longer-term investment returns	14%	16%	14%	15%
Profit before tax	17%	15%	13%	16%

	2017
	Asia operations	US operations	Other operations	Total attributable to shareholders

Adjusted IFRS operating profit based on longer-term investment returns	14%	25%	13%	21%
Profit before tax	12%	67%	14%	32%

B5    Earnings per share

Accounting principles

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders (after related tax and non-controlling interests) by the weighted average number of ordinary shares outstanding during the year, excluding those held in employee share trusts and consolidated investment funds, which are treated as cancelled.

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

	2019

		Before tax $m	Tax $m	Non- controlling interests $m	Net of tax and non- controlling interests $m	Basic earnings per share cents	Diluted earnings per share cents
	Note	B1.1	B4

Profit for the year					783	30.3¢	30.3¢
Loss for the year from discontinued operations	D2				1,161	44.8¢	44.8¢

Profit for the year from continuing operations		1,922	31	(9)	1,944	75.1¢	75.1¢
Short-term fluctuations in investment returns on shareholder-backed business		3,203	(772)	–	2,431	94.0¢	94.0¢
Amortisation of acquisition accounting adjustments		43	(8)	–	35	1.3¢	1.3¢
Loss on disposal of businesses and corporate transactions	D1.1	142	(24)	–	118	4.6¢	4.6¢

Adjusted IFRS operating profit based on longer-term investment returns from continuing operations		5,310	(773)	(9)	4,528	175.0¢	175.0¢

	2018

		Before tax $m	Tax $m	Non- controlling interests $m	Net of tax and non- controlling interests $m	Basic earnings per share cents	Diluted earnings per share cents
	Note	B1.1	B4

Profit for the year					4,019	156.0¢	156.0¢
Loss for the year from discontinued operations	D2				(1,142)	(44.3)¢	(44.3)¢

Profit for the year from continuing operations		3,450	(569)	(4)	2,877	111.7¢	111.7¢
Short-term fluctuations in investment returns on shareholder-backed business		791	(70)	–	721	28.0¢	28.0¢
Amortisation of acquisition accounting adjustments		61	(11)	–	50	1.9¢	1.9¢
Loss on disposal of businesses and corporate transactions	D1.1	107	(16)	–	91	3.6¢	3.5¢

Adjusted IFRS operating profit based on longer-term investment returns from continuing operations		4,409	(666)	(4)	3,739	145.2¢	145.1¢

	2017

		Before tax $m	Tax $m	Non- controlling interests $m	Net of tax and non- controlling interests $m	Basic earnings per share cents	Diluted earnings per share cents
	Note	B1.1	B4

Profit for the year					3,080	120.0¢	119.9¢
Loss for the year from discontinued operations	D2				(1,333)	(52.0)¢	(52.0)¢

Profit for the year from continuing operations		2,588	(840)	(1)	1,747	68.0¢	67.9¢
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	1,994	(736)	–	1,258	49.0¢	49.0¢
Amortisation of acquisition accounting adjustments		82	(26)	–	56	2.2¢	2.2¢
Cumulative exchange gain on the sold Korea life business recycled from other comprehensive income		(78)	–	–	(78)	(3.0)¢	(3.0)¢
Gain (loss) on disposal of businesses and corporate transactions	D1.1	(208)	106	–	(102)	(4.0)¢	(4.0)¢
Impact of US tax reform		–	574	–	574	22.4¢	22.4¢

Adjusted IFRS operating profit based on longer-term investment returns from continuing operations		4,378	(922)	(1)	3,455	134.6¢	134.5¢

	Number of shares (in millions)
	2019	2018	2017

Weighted average number of shares* for calculation of:
Basic earnings per share	2,587	2,575	2,567
Shares under option at end of year	4	5	6
Shares that would have been issued at fair value on assumed option price	(4)	(4)	(5)

Diluted earnings per share	2,587	2,576	2,568

*
Excluding those held in employee share trusts and consolidated investment funds.

B6    Dividends

B6.1    Demerger dividend in specie of M&G plc

On 21 October 2019, following approval by the Group's shareholders, Prudential plc demerged M&G plc its UK and Europe operations via a dividend in specie. As required by IFRIC 17 'Distributions of Non-cash Assets to Owners', the dividend has been recorded at the fair value of M&G plc being $7,379 million.

B6.2    Other dividends

First and second interim dividends are recorded in the period in which they are paid. Final dividends (if applicable) are recorded in the period in which they are approved by shareholders.

	2019		2018		2017

	Cents per share	$m	Cents per share	$m	Cents per share	$m

Dividends relating to reporting year:
First interim ordinary dividend	20.29¢	528	20.55¢	530	19.50¢	501
Second interim ordinary dividend	25.97¢	675	42.89¢	1,108	43.79¢	1,132

Total	46.26¢	1,203	63.44¢	1,638	63.29¢	1,633

Dividends paid in reporting year:
Current year first interim ordinary dividend	20.29¢	526	20.55¢	530	19.50¢	501
Second interim ordinary dividend for prior year	42.89¢	1,108	43.79¢	1,132	39.82¢	1,024

Total	63.18¢	1,634	64.34¢	1,662	59.32¢	1,525

Dividend per share

The 2019 first interim ordinary dividend of 20.29 cents per ordinary share was paid to eligible shareholders on 26 September 2019.

The second interim ordinary dividend for the year ended 31 December 2019 of 25.97 cents per ordinary share will be paid on 15 May 2020 to shareholders on the UK register on 27 March 2020 (Record Date), and to shareholders on the Hong Kong register at 4.30pm Hong Kong time on the Record Date (HK Shareholders). Holders of US American Depositary Receipts (US Shareholders) will be paid their dividends on 15 May 2020. The second interim ordinary dividend will be paid on or about 22 May 2020 to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte) Limited (CDP) at 5.00pm Singapore time on the Record Date (SG Shareholders).

The Group's 2020 dividend under the new progressive dividend policy will be determined from a 2019 US dollar base of $958 million (36.84 cents per share), equivalent to the circa £750 million previously disclosed in the Circular. This represents the first interim ordinary dividend relating to 2019 of $528 million plus the second interim ordinary dividend of $675 million less the contribution of remittances from the discontinued M&G plc business to the second interim ordinary dividend of $245 million.

Prudential plc now determines and declares its dividends in US dollars, commencing with dividends paid in 2020, including the 2019 second interim dividend. Shareholders holding shares on the UK or Hong Kong share registers will continue to receive their dividend payments in either pounds sterling or Hong Kong dollars respectively, unless they elect otherwise. Shareholders holding shares on the UK or Hong Kong registers may elect to receive dividend payments in US dollars. Elections must be made through the relevant UK or Hong Kong share registrar on or before 23 April 2020. The corresponding amount per share in pounds sterling and Hong Kong dollars is expected to be announced on or about 30 April 2020.The US dollar to pound sterling and Hong Kong dollar conversion rates will be determined by the actual rates achieved by Prudential buying those currencies during the two working days preceding the subsequent announcement. Holders of American Depositary Receipts (ADRs) will continue to receive their dividend payments in US dollars. Shareholders holding an interest in Prudential shares through the Central Depository (Pte) Limited (CDP) in Singapore will continue to receive their dividend payments in Singapore dollars at an exchange rate determined by CDP.

Shareholders on the UK register are eligible to participate in a Dividend Reinvestment Plan.

C    FINANCIAL POSITION NOTES

C1    Analysis of Group statement of financial position by segment

To explain the assets, liabilities and capital of the Group's businesses more comprehensively, it is appropriate to provide analyses of the Group's statement of financial position by operating segment and type of business.

	31 Dec 2019 $m
		Asia	US	Unallocated to a segment (central operations)	Elimination of intra- group debtors and creditors	Group total
By operating segment	Note	C2.1	C2.2	note (i)

Assets
Goodwill	C5.1	926	–	43	–	969
Deferred acquisition costs and other intangible assets	C5.2	5,154	12,264	58	–	17,476
Reinsurers' share of insurance contract liabilities		5,458	8,394	4	–	13,856
Other assetsnote(ii)		3,208	5,432	3,339	(2,652)	9,327
Investment properties		7	7	11	–	25
Investment in joint ventures and associates accounted for using the equity method	D7	1,500	–	–	–	1,500
Financial investmentsnote(v)		131,499	271,190	1,407	–	404,096
Cash and cash equivalentsnote(iii)		2,490	1,960	2,515	–	6,965

Total assets		150,242	299,247	7,377	(2,652)	454,214

Equity
Shareholders' equity		10,866	8,929	(318)	–	19,477
Non-controlling interests		155	–	37	–	192

Total equity		11,021	8,929	(281)	–	19,669

Liabilities
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	C4.1	115,943	269,549	186	–	385,678
Unallocated surplus of with-profits funds	C4.1	4,750	–	–	–	4,750
Core structural borrowings of shareholder-financed businesses	C6.1	–	250	5,344	–	5,594
Operational borrowings	C6.2	473	1,501	671	–	2,645
Other liabilitiesnote(iv)		18,055	19,018	1,457	(2,652)	35,878

Total liabilities		139,221	290,318	7,658	(2,652)	434,545

Total equity and liabilities		150,242	299,247	7,377	(2,652)	454,214

	31 Dec 2018 $m
	Before elimination of intra-group debtors and creditors
		Asia	US	Unallocated to a segment (central operations)	Total continuing operations	Discontinued UK and Europe operations	Elimination of intra- group debtors and creditors	Group Total
By operating segment	Note	C2.1	C2.2	note (i)

Assets
Goodwill	C5.1	634	–	–	634	1,731	–	2,365
Deferred acquisition costs and other intangible assets	C5.2	3,741	11,140	55	14,936	249	–	15,185
Reinsurers' share of insurance contract liabilities		3,537	8,485	2	12,024	3,581	(1,412)	14,193
Other assetsnote(ii)		4,987	4,569	2,829	12,385	9,044	(6,834)	14,595
Investment properties		6	8	–	14	22,815	–	22,829
Investment in joint ventures and associates accounted for using the equity method		1,262	–	–	1,262	945	–	2,207
Financial investmentsnote(v)		103,016	232,955	2,998	338,969	208,553	–	547,522
Assets held for sale		–	–	–	–	13,472	–	13,472
Cash and cash equivalentsnote(iii)		2,789	3,827	2,778	9,394	6,048	–	15,442

Total assets		119,972	260,984	8,662	389,618	266,438	(8,246)	647,810

Equity
Shareholders' equity		8,175	7,163	(4,450)	10,888	11,080	–	21,968
Non-controlling interests		12	–	11	23	–	–	23

Total equity		8,187	7,163	(4,439)	10,911	11,080	–	21,991

Liabilities
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	C4.1	93,248	236,380	50	329,678	193,020	(1,412)	521,286
Unallocated surplus of with-profits funds	C4.1	3,198	–	–	3,198	16,982	–	20,180
Core structural borrowings of shareholder-financed businesses	C6.1	–	250	9,511	9,761	–	–	9,761
Operational borrowings	C6.2	102	418	640	1,160	5,129	–	6,289
Other liabilitiesnote(iv)		15,237	16,773	2,900	34,910	26,768	(6,834)	54,844
Liabilities held for sale		–	–	–	–	13,459	–	13,459

Total liabilities		111,785	253,821	13,101	378,707	255,358	(8,246)	625,819

Total equity and liabilities		119,972	260,984	8,662	389,618	266,438	(8,246)	647,810

  Notes

(i)
Unallocated to a segment includes central operations, the Group's treasury function and Africa operations as per note B1.3.
(ii)
'Other assets' at 31 December 2019 included property, plant and equipment of $1,065 million relating to continuing operations (31 December 2018: $1,795 million, of which $482 million related to continuing operations). On 1 January 2019, $527 million of right-of-use assets was recognised for continuing operations upon adoption of IFRS 16 (see note A3). Movements in the right-of-use assets in 2019 is provided in note C13.

Also included in 'Other assets' are accrued investment income and other debtors at 31 December 2019 of $3,695 million (31 December 2018: $8,708 million), of which $3,191 million (31 December 2018: $7,834 million) are expected to be settled within one year. These are further analysed as follows:

	31 Dec 2019 $m	31 Dec 2018 $m

Interest receivable	1,064	2,221
Other	577	1,280

Total accrued investment income	1,641	3,501

Premiums receivable due from:
Policyholders	574	576
Intermediaries	4	4
Reinsurers	216	277
Other receivables	1,260	4,350

Total other debtors	2,054	5,207

Total accrued investment income and other debtors	3,695	8,708

Analysed as:
From continuing operations		4,356
From discontinued operations		4,352

		8,708

(iii)
Cash and cash equivalents

Cash and cash equivalents consist of cash at bank and in hand, deposits held at call with banks, treasury bills and other short-term highly liquid investments with less than 90 days maturity from the date of acquisition and are analysed as follows:

	31 Dec 2019 $m	31 Dec 2018 $m

Cash	2,071	7,335
Cash equivalents	4,894	8,107

Total cash and cash equivalents	6,965	15,442

Analysed as:
Held centrally and available for general use by the Group	2,491	445
Other funds not available for general use by the Group, including funds held for the benefit of policyholders	4,474	14,997

Total cash and cash equivalents	6,965	15,442

Comprising:
Cash and cash equivalents from continuing operations		9,394
Cash and cash equivalents from discontinued operations		6,048

		15,442

The Group's cash and cash equivalents are held in the following currencies: US dollars 52 per cent, pounds sterling 20 per cent, Euro 1 per cent and other currencies 27 per cent (2018: US dollars 38 per cent, pounds sterling 32 per cent, Euro 15 per cent and other currencies 15 per cent).

(iv)
Accruals, deferred income and other liabilities are analysed as follows (maturity analysis is provided in note C3.4(a)):

	31 Dec 2019 $m	31 Dec 2018 $m

Accruals and deferred income	582	2,165
Other creditors	6,724	9,010
Creditors arising from direct insurance and reinsurance operations	2,831	3,010
Interest payable	68	149
Funds withheld under reinsurance of the REALIC business	3,760	3,745
Other items	523	1,342

Total accruals, deferred income and other liabilities	14,488	19,421

Analysed as:
From continuing operations		13,338
From discontinued operations		6,083

		19,421

(v)
Of the total financial investments of $404,096 million as at 31 December 2019 (31 December 2018: $547,522 million), $260,896 million (2018: $304,843 million) are due to be recovered within one year.

C2    Analysis of segment statement of financial position by business type

To show the statement of financial position by reference to the differing degrees of policyholder and shareholder economic interest of the different types of business, the analysis below is structured to show the assets and liabilities of each segment by business type.

C2.1    Asia

		31 Dec 2019 $m							31 Dec 2018 $m

		Total insurance

	Note	With-profits business*	Unit-linked assets and liabilities	Other business	Total	Asset management	Eliminations	Total	Total

Assets
Goodwill		–	–	327	327	599	–	926	634
Deferred acquisition costs and other intangible assets		67	–	5,072	5,139	15	–	5,154	3,741
Reinsurers' share of insurance contract liabilities		152	–	5,306	5,458	–	–	5,458	3,537
Other assets		1,210	237	1,584	3,031	212	(35)	3,208	4,987
Investment properties		–	–	7	7	–	–	7	6
Investment in joint ventures and associates accounted for using the equity method		–	–	1,263	1,263	237	–	1,500	1,262
Financial investments		76,581	24,628	29,982	131,191	308	–	131,499	103,016
Cash and cash equivalents		963	356	1,015	2,334	156	–	2,490	2,789

Total assets		78,973	25,221	44,556	148,750	1,527	(35)	150,242	119,972

Total equity		–	–	9,803	9,803	1,218	–	11,021	8,187

Liabilities
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	C4.2	65,558	23,571	26,814	115,943	–	–	115,943	93,248
Unallocated surplus of with-profits funds	C4.2	4,750	–	–	4,750	–	–	4,750	3,198
Operational borrowings		302	21	123	446	27	–	473	102
Other liabilities		8,363	1,629	7,816	17,808	282	(35)	18,055	15,237

Total liabilities		78,973	25,221	34,753	138,947	309	(35)	139,221	111,785

Total equity and liabilities		78,973	25,221	44,556	148,750	1,527	(35)	150,242	119,972

*
The statement of financial position for with-profits business comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore operations. 'Other business' includes assets and liabilities of other participating businesses and other non-linked shareholder-backed business.

C2.2    US

		31 Dec 2019 $m						31 Dec 2018 $m

		Total insurance

	Note	Variable annuity separate account assets and liabilities	Fixed annuity, GICs and other business	Total	Asset management	Eliminations	Total	Total

Assets
Goodwill		–	–	–	–	–	–	–
Deferred acquisition costs and other intangible assets		–	12,264	12,264	–	–	12,264	11,140
Reinsurers' share of insurance contract liabilities		–	8,394	8,394	–	–	8,394	8,485
Other assets		–	5,293	5,293	228	(89)	5,432	4,569
Investment properties		–	7	7	–	–	7	8
Financial investments		195,070	76,106	271,176	14	–	271,190	232,955
Cash and cash equivalents		–	1,912	1,912	48	–	1,960	3,827

Total assets		195,070	103,976	299,046	290	(89)	299,247	260,984

Total equity		–	8,923	8,923	6	–	8,929	7,163

Liabilities
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	C4.3	195,070	74,479	269,549	–	–	269,549	236,380
Core structural borrowings of shareholder-financed businesses	C6.1	–	250	250	–	–	250	250
Operational borrowings		–	1,460	1,460	41	–	1,501	418
Other liabilities		–	18,864	18,864	243	(89)	19,018	16,773

Total liabilities		195,070	95,053	290,123	284	(89)	290,318	253,821

Total equity and liabilities		195,070	103,976	299,046	290	(89)	299,247	260,984

C3    Assets and liabilities

C3.1    Group assets and liabilities – measurement

The Group holds financial investments in accordance with IAS 39, whereby subject to specific criteria, financial instruments are required to be accounted for under one of the following categories:

–
Financial assets and liabilities at fair value through profit or loss – this comprises assets and liabilities designated by management as fair value through profit or loss on inception and derivatives that are held for trading. This includes instruments that are managed and the performance evaluated on a fair value basis and includes liabilities related to net assets attributable to unit holders of consolidated investment funds and, in Asia, policyholder liabilities for investment contracts without discretionary participation features. All investments within this category are measured at fair value with all changes thereon being recognised in investment return in the income statement;
–
Financial investments on an available-for-sale basis – this comprises assets that are designated by management as available-for-sale and/or do not fall into any of the other categories. These assets are initially recognised at fair value plus attributable transaction costs. Available-for-sale assets are subsequently measured at fair value. Interest income is recognised on an effective interest basis in the income statement. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset. Except for foreign exchange gains and losses on debt securities, which are included in the income statement, unrealised gains and losses are recognised in other comprehensive income. Upon disposal or impairment, accumulated unrealised gains and losses are transferred from other comprehensive income to the income statement as realised gains or losses; and
–
Loans and receivables – except for those designated as fair value through profit or loss or available-for-sale, these instruments comprise non-quoted investments that have fixed or determinable payments. These instruments include loans collateralised by mortgages, deposits, loans to policyholders and other unsecured loans and receivables. These investments are initially recognised at fair value plus transaction costs. Subsequently, these instruments are carried at amortised cost using the effective interest method.

The Group uses the trade date method to account for regular purchases and sales of financial assets.

(a)
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

All assets and liabilities held at fair value are classified as fair value through profit or loss, except for $58,302 million (31 December 2018: $52,025 million) of debt securities classified as available-for-sale, principally in the US operations. All assets and liabilities held at fair value are measured on a recurring basis. As of 31 December 2019, the Group did not have any financial instruments that are measured at fair value on a non-recurring basis.

Financial instruments at fair value

	31 Dec 2019 $m
	Level 1	Level 2	Level 3
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total

Analysis of financial investments, net of derivative liabilities by business type from continuing operations
With-profits
Equity securities and holdings in collective investment schemes	25,850	3,268	254	29,372
Debt securities	40,291	4,485	6	44,782
Other investments (including derivative assets)	57	103	–	160
Derivative liabilities	(137)	(94)	–	(231)

Total financial investments, net of derivative liabilities	66,061	7,762	260	74,083
Percentage of total (%)	90%	10%	0%	100%

Unit-linked and variable annuity separate account
Equity securities and holdings in collective investment schemes	213,797	365	–	214,162
Debt securities	4,036	1,117	–	5,153
Other investments (including derivative assets)	6	4	–	10
Derivative liabilities	(1)	–	–	(1)

Total financial investments, net of derivative liabilities	217,838	1,486	–	219,324
Percentage of total (%)	99%	1%	0%	100%

Non-linked shareholder-backed
Loans	–	–	3,587	3,587
Equity securities and holdings in collective investment schemes	3,638	87	22	3,747
Debt securities	23,600	61,035	–	84,635
Other investments (including derivative assets)	7	1,569	1,301	2,877
Derivative liabilities	(47)	(113)	–	(160)

Total financial investments, net of derivative liabilities	27,198	62,578	4,910	94,686
Percentage of total (%)	29%	66%	5%	100%

Group total analysis, including other financial liabilities held at fair value from continuing operations
Loans	–	–	3,587	3,587
Equity securities and holdings in collective investment schemes	243,285	3,720	276	247,281
Debt securities	67,927	66,637	6	134,570
Other investments (including derivative assets)	70	1,676	1,301	3,047
Derivative liabilities	(185)	(207)	–	(392)

Total financial investments, net of derivative liabilities	311,097	71,826	5,170	388,093
Investment contract liabilities without discretionary participation features held at fair value	–	(1,011)	–	(1,011)
Net asset value attributable to unit holders of consolidated investment funds	(5,973)	(23)	(2)	(5,998)
Other financial liabilities held at fair value	–	–	(3,760)	(3,760)

Total financial instruments at fair value	305,124	70,792	1,408	377,324
Percentage of total (%)	81%	19%	0%	100%

	31 Dec 2018 $m
	Level 1	Level 2	Level 3
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total

Analysis of financial investments, net of derivative liabilities by business type
With-profits
Loans	–	–	2,168	2,168
Equity securities and holdings in collective investment schemes	66,636	6,937	621	74,194
Debt securities	39,750	62,382	1,033	103,165
Other investments (including derivative assets)	183	4,156	5,508	9,847
Derivative liabilities	(108)	(1,568)	–	(1,676)

Total financial investments, net of derivative liabilities	106,461	71,907	9,330	187,698
Percentage of total (%)	57%	38%	5%	100%

Unit-linked and variable annuity separate account
Equity securities and holdings in collective investment schemes	194,845	643	11	195,499
Debt securities	6,070	12,388	–	18,458
Other investments (including derivative assets)	8	4	8	20
Derivative liabilities	(3)	(4)	–	(7)

Total financial investments, net of derivative liabilities	200,920	13,031	19	213,970
Percentage of total (%)	94%	6%	0%	100%

Non-linked shareholder-backed
Loans	–	–	3,886	3,886
Equity securities and holdings in collective investment schemes	3,764	3	24	3,791
Debt securities	22,525	78,713	472	101,710
Other investments (including derivative assets)	77	1,602	1,198	2,877
Derivative liabilities	(2)	(2,241)	(539)	(2,782)

Total financial investments, net of derivative liabilities	26,364	78,077	5,041	109,482
Percentage of total (%)	24%	71%	5%	100%

Group total analysis, including other financial liabilities held at fair value
Loans	–	–	6,054	6,054
Equity securities and holdings in collective investment schemes	265,245	7,583	656	273,484
Debt securities	68,345	153,483	1,505	223,333
Other investments (including derivative assets)	268	5,762	6,714	12,744
Derivative liabilities	(113)	(3,813)	(539)	(4,465)

Total financial investments, net of derivative liabilities	333,745	163,015	14,390	511,150
Investment contract liabilities without discretionary participation features held at fair value	–	(20,446)	–	(20,446)
Borrowings attributable to with-profits businesses	–	–	(2,045)	(2,045)
Net asset value attributable to unit holders of consolidated investment funds	(8,727)	(4,854)	(1,258)	(14,839)
Other financial liabilities held at fair value	–	(3)	(4,335)	(4,338)

Total financial instruments at fair value	325,018	137,712	6,752	469,482
Percentage of total (%)	70%	29%	1%	100%

Analysed as:
Total from continuing operations
With-profits	49,914	5,003	203	55,120
Unit-linked and variable annuity separate account	182,833	(82)	–	182,751
Non-linked shareholder-backed	21,077	55,972	339	77,388

	253,824	60,893	542	315,259
Percentage of total continuing operations (%)	81%	19%	0%	100%
Total from discontinued UK and Europe operations	71,194	76,819	6,210	154,223
Percentage of total discontinued operations (%)	46%	50%	4%	100%

Assets and liabilities at amortised cost and their fair value

The table below shows the financial assets and liabilities carried at amortised cost on the statement of financial position and their fair value. Cash deposits, accrued income, other debtors, accruals, deferred income and other liabilities are excluded from the analysis below, as these are carried at amortised cost, which approximates fair value.

	31 Dec 2019 $m				31 Dec 2018 $m
	Level 2	Level 3			Level 2	Level 3
	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Fair value	Carrying value	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Fair value	Carrying value

Assets
Loans	1,865	11,646	13,511	12,996	3,691	13,714	17,405	16,884
Liabilities
Investment contract liabilities without discretionary participation features	–	(3,957)	(3,957)	(3,891)	–	(4,021)	(4,021)	(4,035)
Core structural borrowings of shareholder-financed businesses	(6,227)	–	(6,227)	(5,594)	(9,994)	–	(9,994)	(9,761)
Operational borrowings (excluding lease liabilities)	(2,015)	–	(2,015)	(2,015)	(3,857)	(92)	(3,949)	(4,244)
Obligations under funding, securities lending and sale and repurchase agreements	(48)	(9,087)	(9,135)	(8,901)	(1,602)	(7,323)	(8,925)	(8,901)

Total financial instruments carried at amortised cost	(6,425)	(1,398)	(7,823)	(7,405)	(11,762)	2,278	(9,484)	(10,057)

Analysed as:
Total from continuing operations							(10,240)	(9,996)
Total from discontinued UK and Europe operations							756	(61)

							(9,484)	(10,057)

The fair value of the assets and liabilities in the table above, with the exception of the subordinated and senior debt issued by the parent company, has been estimated from the discounted cash flows expected to be received or paid. Where appropriate, the observable market interest rate has been used and the assets and liabilities are classified within level 2. Otherwise, they are included as level 3 assets or liabilities. The fair value included for the subordinated and senior debt issued by the parent company is determined using quoted prices from independent third parties. These are presented as level 2 liabilities.

(b)
Valuation approach for level 2 fair valued assets and liabilities

A significant proportion of the Group's level 2 assets are corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using a designated independent pricing service or quote from third-party brokers. These valuations are subject to a number of monitoring controls, such as comparison to multiple pricing sources where available, monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades.

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

Of the total level 2 debt securities of $66,637 million at 31 December 2019 (31 December 2018: $63,247 million from continuing operations), $8,915 million are valued internally (31 December 2018: $7,462 million from continuing operations). The majority of such securities are valued using matrix pricing, which is based on assessing the credit quality of the underlying borrower to derive a suitable discount rate relative to government securities of a comparable duration. Under matrix pricing, the debt securities are priced taking the credit spreads on comparable quoted public debt securities and applying these to the equivalent debt instruments factoring in a specified liquidity premium. The majority of the parameters used in this valuation technique are readily observable in the market and, therefore, are not subject to interpretation.

(c)
Fair value measurements for level 3 fair valued assets and liabilities

Reconciliation of movements in level 3 assets and liabilities measured at fair value

The following table reconciles the value of level 3 fair valued assets and liabilities at 1 January 2019 to that presented at 31 December 2019.

Total investment return recorded in the income statement represents interest and dividend income, realised gains and losses, unrealised gains and losses on the assets classified at fair value through profit and loss and foreign exchange movements on an individual entity's overseas investments.

Total gains and losses recorded in other comprehensive income includes unrealised gains and losses on debt securities held as available-for-sale principally within Jackson and foreign exchange movements arising from the retranslation of the Group's overseas subsidiaries and branches.

	2019 $m
Reconciliation of movements in level 3 assets and liabilities measured at fair value	Loans	Equity securities and holdings in collective investment schemes	Debt securities	Other investments (including derivative assets)	Derivative liabilities	Borrowings attributable to with- profits businesses	Net asset value attributable to unit holders of consolidated investment funds	Other financial liabilities	Total

Balance at 1 January	6,054	656	1,505	6,714	(539)	(2,045)	(1,258)	(4,335)	6,752
Demerger of UK and Europe operations	(2,509)	(440)	(1,498)	(5,513)	–	2,045	1,258	451	(6,206)
Total gains (losses) in income statement*	1	(11)	6	30	539	–	–	(28)	537
Total gains (losses) recorded in other comprehensive income	–	3	–	(6)	–	–	–	(11)	(14)
Purchases	–	69	–	269	–	–	(2)	–	336
Sales	–	(1)	(7)	(193)	–	–	–	–	(201)
Issues	275	–	–	–	–	–	–	(143)	132
Settlements	(234)	–	–	–	–	–	–	306	72

Balance at 31 December	3,587	276	6	1,301	–	–	(2)	(3,760)	1,408

	2018 $m
Reconciliation of movements in level 3 assets and liabilities measured at fair value	Loans	Equity securities and holdings in collective investment schemes	Debt securities	Other investments (including derivative assets)	Derivative liabilities	Borrowings attributable to with-profits businesses	Net asset value attributable to unit holders of consolidated investment funds	Other financial liabilities	Total

Balance at 1 January	6,543	502	885	5,985	(693)	(2,553)	(559)	(4,100)	6,010
Total gains (losses) in income statement*	(104)	51	(9)	540	36	(31)	89	7	579
Total gains (losses) recorded in other comprehensive income	(162)	(28)	(85)	(331)	34	133	111	36	(292)
Purchases	83	167	889	1,605	–	–	–	–	2,744
Sales	(238)	(47)	(175)	(1,085)	–	–	–	–	(1,545)
Issues	373	–	–	–	–	–	(931)	(642)	(1,200)
Settlements	(441)	–	–	–	–	406	76	364	405
Transfers into level 3	–	11	–	–	–	–	–	–	11
Transfers out of level 3	–	–	–	–	84	–	(44)	–	40

Balance at 31 December	6,054	656	1,505	6,714	(539)	(2,045)	(1,258)	(4,335)	6,752

*
Of the total net gains and (losses) in the income statement of $537 million for continuing operations in 2019, $19 million relates to net unrealised gains and losses of financial instruments still held at the end of the year (2018: $111 million of the $579 million shown above was for continuing operations, of which $153 million related to financial instruments still held at the end of the year), which can be analysed as follows:

	2019 $m	2018 $m

Equity securities and holdings in collective investment schemes	(11)	(10)
Debt securities	–	3
Other investments	34	133
Derivative liabilities	–	36
Net asset value attributable to unit holders of consolidated investment funds	–	(9)
Other financial liabilities	(4)	–

Total	19	153

Valuation approach for level 3 fair valued assets and liabilities

Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades, and financial investments for which markets are no longer active as a result of market conditions, eg market illiquidity. The valuation techniques used include comparison to recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option-adjusted spread models and, if applicable, enterprise valuation.

The Group's valuation policies, procedures and analyses for instruments categorised as level 3 are overseen by Business Unit committees as part of the Group's wider financial reporting governance processes. The procedures undertaken include approval of valuation methodologies, verification processes, and resolution of significant or complex valuation issues. In undertaking these activities, the Group makes use of the extensive expertise of its asset management functions. In addition, the Group has minimum standards for independent price verification to ensure valuation accuracy is regularly independently verified. Adherence to this policy is monitored across the business units.

At 31 December 2019, the Group held $1,408 million of net financial instruments at fair value within level 3. This represents less than one per cent of the total fair valued financial assets net of financial liabilities.

Included within these net assets and liabilities are policy loans of $3,587 million at 31 December 2019 measured as the loan outstanding balance, plus accrued investment income, attached to acquired REALIC business and held to back the liabilities for funds withheld under reinsurance arrangements. The funds withheld liability of $3,760 million at 31 December 2019 is also classified within level 3. The fair value of the liabilities is equal to the fair value of the underlying assets held as collateral, which primarily consist of policy loans and debt securities. The assets and liabilities broadly offset and therefore their movements have minimal impact on shareholders' profit and equity.

Excluding the loans and funds withheld liability under REALIC's reinsurance arrangements as described above, which amounted to a net liability of $173 million, the level 3 fair valued financial assets net of financial liabilities were a net asset of $1,581 million, which are all externally valued and comprise the following:

  –
  Other financial investments of $1,301 million consisting primarily of private equity limited partnerships held by Jackson, which are externally valued in accordance with International Private Equity and Venture Capital Association guidelines using management information available for these investments;

  –
  Equity securities and holdings in collective investment schemes of $276 million consisting primarily of property and infrastructure funds held by the Asia participating funds, which are externally valued using the net asset value of the invested entities; and
  –
  Other sundry individual financial instruments of a net asset of $4 million.

Of the net asset of $1,581 million referred to above:

  –
  A net asset of $258 million is held by the Group's Asia participating funds and therefore shareholders' profit and equity are not impacted by movements in the valuation of these financial instruments; and
  –
  A net asset of $1,323 million is held to support non-linked shareholder-backed business. All of these instruments are externally valued and are therefore inherently less subjective than internal valuations. These instruments consist primarily of private equity limited partnerships held by Jackson as described above. If the value of all these Level 3 financial instruments decreased by 10 per cent, the change in valuation would be $132 million, which would reduce shareholders' equity by this amount before tax. All of this amount would pass through the income statement substantially as part of short-term fluctuations in investment returns outside of adjusted IFRS operating profit based on longer-term investment returns.

(d)
Transfers into and transfers out of levels

The Group's policy is to recognise transfers into and transfers out of levels as of the end of each half year reporting period except for material transfers which are recognised as of the date of the event or change in circumstances that caused the transfer. Transfers are deemed to have occurred when there is a material change in the observed valuation inputs or a change in the level of trading activities of the securities.

During 2019, the transfers between levels within the Group's portfolio, excluding those held by the discontinued UK and Europe operations, were primarily transfers from level 1 to level 2 of $678 million and transfers from level 2 to level 1 of $1,121 million. These transfers which relate to equity securities and debt securities arose to reflect the change in the observed valuation inputs and in certain cases, the change in the level of trading activities of the securities. There were no transfers, excluding those related to the discontinued UK and Europe operations, into and out of level 3 in the year.

C3.2 Debt securities

This note provides analysis of the Group's debt securities, including asset-backed securities and sovereign debt securities.

With the exception of certain debt securities classified as 'available-for-sale' under IAS 39 as disclosed in notes C3.2(b) below, which primarily relate to US insurance operations, the Group's debt securities are carried at fair value through profit or loss.

(a)
Credit rating

Debt securities are analysed below according to external credit ratings issued, with equivalent ratings issued by different ratings agencies grouped together. Standard & Poor's ratings have been used where available, if this isn't the case Moody's and then Fitch have been used as alternatives. For the US, NAIC ratings have also been used where relevant (as shown in 'Other' in the tables below). In the table below, AAA is the highest possible rating. Investment grade financial assets are classified within the range of AAA to BBB- ratings. Financial assets which fall outside this range are classified as below BBB-.

	31 Dec 2019 $m
	AAA	AA+ to AA-	A+ to A-	BBB+ to BBB-	Below BBB-	Other (including NAIC rated)	Total

Asia:
With-profits	5,205	21,911	5,863	5,874	2,382	3,547	44,782
Unit-linked	770	135	674	2,074	522	978	5,153
Non-linked shareholder-backed	1,611	6,050	6,293	4,639	3,749	2,304	24,646
Asset management	14	–	112	–	–	3	129
US:
Non-linked shareholder-backed	1,154	10,300	15,229	18,489	1,995	11,361	58,528
Other operations	–	1,211	–	–	55	66	1,332

Total debt securities	8,754	39,607	28,171	31,076	8,703	18,259	134,570

	31 Dec 2018 $m
	AAA	AA+ to AA-	A+ to A-	BBB+ to BBB-	Below BBB-	Other (including NAIC rated)	Total

Asia:
With-profits	3,659	15,766	5,275	4,788	2,225	2,934	34,647
Unit-linked	1,040	127	627	1,822	542	912	5,070
Non-linked shareholder-backed	1,317	4,524	4,734	3,738	2,805	1,455	18,573
Asset management	14	–	76	–	–	–	90
US:
Non-linked shareholder-backed	864	9,403	13,100	18,667	1,820	9,120	52,974
Other operations	788	1,387	193	52	62	24	2,506

Total continuing operations	7,682	31,207	24,005	29,067	7,454	14,445	113,860

Total discontinued UK and Europe operations	13,931	23,185	23,746	25,126	4,387	19,098	109,473

Total debt securities	21,613	54,392	47,751	54,193	11,841	33,543	223,333

The credit ratings, information or data contained in this report which are attributed and specifically provided by Standard & Poor's, Moody's and Fitch Solutions and their respective affiliates and suppliers ('Content Providers') is referred to here as the 'Content'. Reproduction of any Content in any form is prohibited except with the prior written permission of the relevant party. The Content Providers do not guarantee the accuracy, adequacy, completeness, timeliness or availability of any Content and are not responsible for any errors or omissions (negligent or otherwise), regardless of the cause, or for the results obtained from the use of such Content. The Content Providers expressly disclaim liability for any damages, costs, expenses, legal fees, or losses (including lost income or lost profit and opportunity costs) in connection with any use of the Content. A reference to a particular investment or security, a rating or any observation concerning an investment that is part of the Content is not a recommendation to buy, sell or hold any such investment or security, nor does it address the suitability of an investment or security and should not be relied on as investment advice.

Credit ratings for securities classified as 'Other'

Securities for continuing operations with credit ratings classified as 'Other' can be further analysed as follows for Asia and US non-linked shareholder-backed.

Asia	31 Dec 2019 $m	31 Dec 2018 $m

Government bonds*	323	46
Corporate bonds rated by local external rating agencies

AAA	184	239
AA+ to AA-	958	702
A+ to A-	345	241
BBB+ to BBB-	91	39
Below BBB- and unrated	32	25

	1,610	1,246
Other (asset-backed securities)†	371	163

Total Asia	2,304	1,455

*
99.7 per cent are investment grade (2018: 92 per cent).
†
Primarily unrated.

	31 Dec 2019 $m		31 Dec 2018 $m

US	Mortgage- backed securities	Other securities	Total	Total

Implicit ratings based on NAIC valuations*
NAIC 1	3,367	4,430	7,797	6,376
NAIC 2	1	3,470	3,471	2,697
NAIC 3-6	2	91	93	47

Total US†	3,370	7,991	11,361	9,120

*
The Securities Valuation Office of the NAIC classifies debt securities into six quality categories ranging from Class 1 (the highest) to Class 6 (the lowest). Performing securities are designated as Classes 1 to 5 and securities in or near default are designated Class 6.
†
Mortgage-backed securities totalling $3,180 million at 31 December 2019 have credit ratings issued by Standard & Poor's of BBB- or above and hence are designated as investment grade. Other securities totalling $7,900 million at 31 December 2019 with NAIC ratings 1 or 2 are also designated as investment grade.

(b)
Additional analysis of US insurance operations debt securities

	31 Dec 2019 $m	31 Dec 2018 $m

Corporate and government security and commercial loans:
Government	7,890	6,960
Publicly traded and SEC Rule 144A securities*	34,781	33,363
Non-SEC Rule 144A securities	9,842	8,061
Asset-backed securities (see note (c))	6,015	4,590

Total US debt securities†	58,528	52,974

*
A 1990 SEC rule that facilitates the resale of privately placed securities under Rule 144A that are without SEC registration to qualified institutional investors. The rule was designed to develop a more liquid and efficient institutional resale market for unregistered securities.
†
Debt securities for US operations included in the statement of financial position comprise:

	31 Dec 2019 $m	31 Dec 2018 $m

Available-for-sale	57,091	52,025
Fair value through profit and loss	1,437	949

	58,528	52,974

Movements in unrealised gains and losses on Jackson available-for-sale securities

The movement in the statement of financial position value for debt securities classified as available-for-sale from a net unrealised loss of $527 million to a net unrealised gain of $3,496 million as analysed in the table below.

	31 Dec 2019	Changes in unrealised appreciation reflected in other comprehensive income	31 Dec 2018

	$m	$m	$m

Assets fair valued at below book value
Book value*	3,121		32,260
Unrealised gain (loss)	(27)	1,151	(1,178)

Fair value (as included in statement of financial position)	3,094		31,082

Assets fair valued at or above book value
Book value*	50,474		20,292
Unrealised gain (loss)	3,523	2,872	651

Fair value (as included in statement of financial position)	53,997		20,943

Total
Book value*	53,595		52,552
Net unrealised gain (loss)	3,496	4,023	(527)

Fair value (as included in the footnote above in the overview table and the statement of financial position)	57,091		52,025

*
Book value represents cost or amortised cost of the debt securities.

Jackson debt securities classified as available-for-sale in an unrealised loss position

(i)    Fair value of securities as a percentage of book value

The following table shows the fair value of the debt securities in a gross unrealised loss position for various percentages of book value:

	31 Dec 2019 $m		31 Dec 2018 $m
	Fair value	Unrealised loss	Fair value	Unrealised loss

Between 90% and 100%	3,083	(25)	30,136	(1,030)
Between 80% and 90%	11	(2)	900	(132)
Below 80%	–	–	46	(16)

Total	3,094	(27)	31,082	(1,178)

(ii)    Unrealised losses by maturity of security

	31 Dec 2019 $m	31 Dec 2018 $m

1 year to 5 years	(1)	(92)
5 years to 10 years	(12)	(555)
More than 10 years	(7)	(474)
Mortgage-backed and other debt securities	(7)	(57)

Total	(27)	(1,178)

(iii)   Age analysis of unrealised losses for the periods indicated

The following table shows the age analysis of all the unrealised losses in the portfolio by reference to the length of time the securities have been in an unrealised loss position:

	31 Dec 2019 $m			31 Dec 2018 $m
Age analysis	Non- investment grade	Investment grade*	Total	Non- investment grade	Investment grade*	Total

Less than 6 months	(1)	(20)	(21)	(26)	(179)	(205)
6 months to 1 year	(1)	(1)	(2)	(28)	(560)	(588)
1 year to 2 years	–	(1)	(1)	(13)	(181)	(194)
2 years to 3 years	–	(1)	(1)	–	(157)	(157)
More than 3 years	–	(2)	(2)	(2)	(32)	(34)

Total	(2)	(25)	(27)	(69)	(1,109)	(1,178)

*
For Standard and Poor's, Moody's and Fitch rated debt securities, those with ratings range from AAA to BBB- are designated as investment grade. For NAIC rated debt securities, those with ratings 1 or 2 are designated as investment grade.

Further, the following table shows the age analysis of the securities whose fair values were below 80 per cent of the book value:

	31 Dec 2019 $m		31 Dec 2018 $m
Age analysis	Fair value	Unrealised loss	Fair value	Unrealised loss

Less than 3 months	–	–	41	(13)
3 months to 6 months	–	–	2	(1)
More than 6 months	–	–	3	(2)

Total below 80%	–	–	46	(16)

(c)
Asset-backed securities

The Group's holdings in asset-backed securities (ABS), which comprise residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), collateralised debt obligations (CDO) funds and other asset-backed securities, as at 31 December 2019 are as follows:

	31 Dec 2019 $m	31 Dec 2018 $m

Asia operations:note (i)
Shareholder-backed business	189	154
With-profits business	369	299
US operationsnote (ii)	6,015	4,590
Other operations	–	566

Total for continuing operations	6,573	5,609
Total for discontinued UK and Europe operations	–	8,503

Group total	6,573	14,112

  Notes

(i)
Of the Asia operations' exposure to asset-backed securities for the shareholder-backed business and with-profits business at 31 December 2019, 100 per cent (31 December 2018: 99.8 per cent) are investment grade.

(ii)
US operations' exposure to asset-backed securities comprises:

	31 Dec 2019 $m	31 Dec 2018 $m

RMBS
Sub-prime (31 Dec 2019: 2% AAA, 3% AA, 3% A)	93	122
Alt-A (31 Dec 2019: 51% A)	116	134
Prime including agency (2019: 23% AAA, 61% AA, 10% A)	862	562
CMBS (31 Dec 2019: 76% AAA, 16% AA, 4% A)	3,080	2,477
CDO funds (31 Dec 2019: 46% AAA, 38% AA, 16% A), including $nil exposure to sub-prime	696	17
Other ABS (31 Dec 2019: 16% AAA, 11% AA, 54% A), including $84 million exposure to sub-prime	1,168	1,278

Total (31 Dec 2019: 50% AAA, 24% AA, 17% A)	6,015	4,590

(d)
Group sovereign debt and bank debt exposure

The Group exposures held by the shareholder-backed business and with-profits funds in sovereign debts and bank debt securities are analysed below. The tables exclude assets held to cover linked liabilities and those of the consolidated unit trusts and similar funds. In addition, the tables below exclude the proportionate share of sovereign debt holdings of the Group's joint venture operations.

Exposure to sovereign debts

	31 Dec 2019 $m		31 Dec 2018 $m
	Shareholder- backed business*	With-profits funds	Shareholder- backed business	With-profits funds

Eurozone	–	–	481	560
United Kingdom	615	–	4,109	3,837
United States	9,526	20,338	7,192	15,102
Indonesia	420	–	359	–
Singapore	230	3,514	209	2,112
Thailand	1,416	–	1,173	–
Vietnam	2,900	–	2,383	–
Other Asia	2,722	562	2,266	1,103
Other	143	32	159	282

Total	17,972	24,446	18,331	22,996

Analysed as:
Total from continuing operations			14,848	16,740
Total from discontinued UK and Europe operations			3,483	6,256

			18,331	22,996

*
Includes $1.4 billion of sovereign debt held by the Group's treasury function, Africa operations and asset management operations.

Exposure to bank debt securities

	31 Dec 2019 $m					31 Dec 2018 $m

	Senior debt	Subordinated debt

Shareholder-backed business	Total	Tier 1	Tier 2	Total	Total	Total

Eurozone	310	–	27	27	337	608
United Kingdom	568	17	138	155	723	1,714
United States	3,084	7	43	50	3,134	3,397
Asia	439	165	389	554	993	754
Other	516	–	131	131	647	821

Total	4,917	189	728	917	5,834	7,294

Analysed as:
Total from continuing operations						5,910
Total from discontinued UK and Europe operations						1,384

						7,294

With-profits funds

Eurozone	29	–	102	102	131	1,243
United Kingdom	41	3	111	114	155	2,794
United States	30	1	3	4	34	3,477
Asia	307	479	344	823	1,130	1,293
Other	73	–	211	211	284	2,305

Total	480	483	771	1,254	1,734	11,112

Analysed as:
Total from continuing operations						1,639
Total from discontinued UK and Europe operations						9,473

						11,112

(e)
Impairment of US available-for-sale debt securities and other financial assets

In accordance with the Group's accounting policy set out in note A3.1, impairment reviews were performed for available-for-sale securities and loans and receivables.

During the year ended 31 December 2019, a charge for recoveries net of impairment of $17 million (2018: credit of $19 million) was recognised for available-for-sale securities loans and receivables held by Jackson.

Jackson, with the support of internal credit analysts, regularly monitors and reports on the credit quality of its holdings of debt securities. In addition, there is a periodic review of its investments on a case-by-case basis to determine whether any decline in fair value represents an impairment. Investments in structured securities are subject to a review of their future estimated cash flows, including expected and stress case scenarios, to identify potential shortfalls in contractual payments (both interest and principal). Impairment charges are recorded on structured securities when the Company forecasts a contractual payment shortfall. Situations where such a shortfall would not lead to a recognition of a loss are rare. The impairment loss reflects the difference between the fair value and book value.

In 2019, the Group realised gross losses on sales of available-for-sale securities of $70 million (2018: $55 million) with 51 per cent (2018: 49 per cent) of these losses related to the disposal of fixed maturity securities of the top 10 individual issuers, which were disposed of to limit future credit loss exposure. Of the $70 million (2018: $55 million), $28 million (2018: $6 million) relates to losses on sales of impaired and deteriorating securities.

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

For 2019, the amount of gross unrealised losses for fixed maturity securities classified as available-for-sale under IFRS in an unrealised loss position was $27 million (2018: $1,178 million). Note B1.2 provides further details on the impairment charges and unrealised losses of Jackson's available-for-sale securities.

C3.3 Loans portfolio

(a)
Overview of loans portfolio

Loans are principally accounted for at amortised cost, net of impairment except for certain policy loans of the US insurance operations that are held to back liabilities for funds withheld under reinsurance arrangements and are also accounted on a fair value basis.

The amounts included in the statement of financial position are analysed as follows:

	31 Dec 2019 $m				31 Dec 2018 $m

	Mortgage loans	Policy loans	Other loans	Total	Mortgage loans	Policy loans	Other loans	Total
	note (i)	note (ii)			note (i)	note (ii)

Asia
With-profits	–	1,089	374	1,463	–	926	83	1,009
Non-linked shareholder-backed	165	316	19	500	199	288	259	746
US
Non-linked shareholder-backed	9,904	4,707	–	14,611	9,406	4,688	–	14,094
Other operations	–	9	–	9	–	–	–	–

Total continuing operations	10,069	6,121	393	16,583	9,605	5,902	342	15,849

Total discontinued UK and Europe operations					5,241	4	1,844	7,089

Total Group					14,846	5,906	2,186	22,938

Notes

(i)
All mortgage loans are secured by properties.
(ii)
In the US, $3,587 million of policy loans held at 31 December 2019 (31 December 2018: $3,544 million) are backing liabilities for funds withheld under reinsurance arrangements and are accounted for at fair value through profit or loss. All other policy loans are accounted for at amortised cost, less any impairment.
(b)
Additional information on US mortgage loans

In the US, mortgage loans are all commercial mortgage loans that are secured by the following property types: industrial, multi-family residential, suburban office, retail or hotel. The average loan size is $19.3 million (31 December 2018: $17.8 million). The portfolio has a current estimated average loan to value of 54 per cent (31 December 2018: 53 per cent).

Jackson had no mortgage loans where the contractual terms of the agreements had been restructured for both years shown.

C3.4 Financial instruments — additional information

(a)    Financial risk

Liquidity analysis

Contractual maturities of financial liabilities on an undiscounted cash flow basis

The following table sets out the contractual maturities for applicable classes of financial liabilities, excluding derivative liabilities and investment contracts that are separately presented. The financial liabilities are included in the column relating to the contractual maturities of the undiscounted cash flows (including contractual interest payments) due to be paid assuming conditions are consistent with those of year end.

	31 Dec 2019 $m
	Total carrying value	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	No stated maturity	Total undiscounted cash flows

Financial liabilities
Core structural borrowings of shareholder-financed businessesC6.1	5,594	105	1,146	888	648	–	–	3,725	6,512
Lease liabilities under IFRS 16	630	145	388	113	37	18	1	–	702
Other operational borrowings	2,015	941	188	232	1,132	2	–	–	2,495
Obligations under funding, securities lending and sale and repurchase agreements	8,901	2,067	5,476	1,902	278	–	–	–	9,723
Accruals, deferred income and other liabilities	14,488	9,172	636	1	–	248	–	4,431	14,488
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	5,998	5,998	–	–	–	–	–	–	5,998

Total	37,626	18,428	7,834	3,136	2,095	268	1	8,156	39,918

	31 Dec 2018 $m
	Total carrying value	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	No stated maturity	Total undiscounted cash flows

Financial liabilities
Core structural borrowings of shareholder-financed businessesC6.1	9,761	380	2,240	1,944	2,347	1,363	8,371	3,725	20,370
Operational borrowings	6,289	1,961	1,703	1,002	349	181	2,657	–	7,853
Obligations under funding, securities lending and sale and repurchase agreements	8,901	2,450	4,908	2,131	289	–	–	–	9,778
Accruals, deferred income and other liabilities	19,421	13,811	599	90	115	138	448	4,503	19,704
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	14,839	14,839	–	–	–	–	–	–	14,839

Total	59,211	33,441	9,450	5,167	3,100	1,682	11,476	8,228	72,544
Analysed as:
Continuing operations	32,839	12,284	7,479	4,167	2,636	1,363	8,412	7,983	44,324
Discontinued UK and Europe operations	26,372	21,157	1,971	1,000	464	319	3,064	245	28,220

	59,211	33,441	9,450	5,167	3,100	1,682	11,476	8,228	72,544

Maturity analysis of derivatives

The following table shows the gross and net derivative positions together with a maturity profile of the net derivative position:

	Carrying value of net derivatives $m			Maturity profile of net derivative position $m
	Derivative assets	Derivative liabilities	Net derivative position	1 year or less	After 1 year to 3 years	After 3 years to 5 years	After 5 years	Total undiscounted cash flows

2019	1,745	(392)	1,353	1,353	–	–	–	1,353
2018	4,450	(4,465)	(15)	372	(10)	(5)	38	395

The majority of derivative assets and liabilities have been included at fair value within the one year or less column, representing the basis on which they are managed (ie to manage principally asset or liability value exposures). The Group has no cash flow hedges and, in general, contractual maturities are not considered essential for an understanding of the timing of the cash flows for these instruments. The only exception is that in 2018 certain identified interest rate swaps were expected to be held until maturity for the purposes of matching cash flows on separately held assets and liabilities. These swaps were closed as part of the preparation for the demerger of UK and Europe operations.

Maturity analysis of investment contracts

The table below shows the maturity profile for investment contracts based on undiscounted cash flow projections of expected benefit payments. Total carrying value of investment contracts at 31 December 2019 was $5,535 million as shown in the statement of financial position (31 December 2018: $110,339 million, of which $5,142 million was from continuing operations).

	Maturity profile for investment contracts from continuing operations $m
	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	Total undiscounted cash flows

31 Dec 2019	1,557	5,197	3,866	3,049	3,196	5,890	22,755
31 Dec 2018	1,409	4,779	3,352	2,487	2,830	4,257	19,114

Most investment contracts have options to surrender early, often subject to surrender or other penalties. Therefore, most contracts can be said to have a contractual maturity of less than one year, but the additional charges and term of the contracts mean these are unlikely to be exercised in practice and the more useful information is to present information on expected payment.

The vast majority of the Group's financial assets are held to back the Group's policyholder liabilities. Although asset/liability matching is an important component of managing policyholder liabilities (both those classified as insurance and those classified as investments), this profile is mainly relevant for managing market risk rather than liquidity risk. Within each business unit, this asset/liability matching is performed on a portfolio-by-portfolio basis.

In terms of liquidity risk, a large proportion of the policyholder liabilities contain discretionary surrender values or surrender charges, meaning that many of the Group's liabilities are expected to be held for the long term. Much of the Group's investment portfolios are in marketable securities, which can therefore be converted quickly to liquid assets.

For the reasons provided above, an analysis of the Group's assets by contractual maturity is not considered meaningful to evaluate the nature and extent of the Group's liquidity risk.

Credit risk

The Group's maximum exposure to credit risk of financial instruments before any allowance for collateral or allocation of losses to policyholders is represented by the carrying value of financial instruments on the balance sheet that have exposures to credit risk comprising cash and cash equivalents, deposits, debt securities, loans and derivative assets, accrued investment income and other debtors, the carrying value of which are disclosed at the start of this note and note C3.4(b) below for derivative assets. The collateral in place in relation to derivatives is described in note C3.4(c) below. Note C3.3 describes the security for the loans held by the Group. The Group's exposure to credit risk is further discussed in note C7 below.

Of the total loans and receivables held, $7 million (31 December 2018: $18 million from continuing operations) are past their due date but are not impaired. Of the total past due but not impaired, $1 million are less than one year past their due date (31 December 2018: $11 million from continuing operations). The Group expects full recovery of these loans and receivables.

Financial assets that would have been past due or impaired had the terms not been renegotiated amounted to nil (31 December 2018: $29 million from continuing operations).

In addition, during 2019 and 2018, the Group did not take possession of any other collateral held as security.

Further details of collateral in place in relation to derivatives, securities lending, repurchase agreements and other transactions are provided in note C3.4(c) below.

Foreign exchange risk

As at 31 December 2019, the Group held 8 per cent of its financial assets and 25 per cent of its financial liabilities in currencies, mainly US Dollar, other than the functional currency of the relevant business units or the currency to which the functional currency is pegged (eg financial assets and liabilities of US dollar denominated business in Hong Kong).

The exchange risks inherent in these exposures are mitigated through the use of derivatives, mainly forward currency contracts (note C3.4(b) below).

The amount of exchange loss recognised in the income statement in 2019, except for those arising on financial instruments measured at fair value through profit or loss, is $72 million (2018: $88 million gain; 2017: $17 million gain from continuing operations).

(b)    Derivatives and hedging

Accounting principles for derivatives and embedded derivatives

Derivative financial instruments are used to reduce or manage investment, interest rate and currency exposures, to facilitate efficient portfolio management and for investment purposes.

The Group does not regularly seek to apply fair value or cash flow hedging treatment under IAS 39. The Group has no fair value and cash flows hedges under IAS 39 at 31 December 2019 and 2018. All derivatives that are not designated as hedging instruments are carried at fair value, with movements in fair value being recorded in the income statement.

Embedded derivatives are embedded within other non-derivative host financial instruments and insurance contracts to create hybrid instruments. Embedded derivatives meeting the definition of an insurance contract are accounted for under IFRS 4. Where economic characteristics and risks of the embedded derivatives are not closely related to the economic characteristics and risks of the host instrument, and where the hybrid instrument is not measured at fair value with the changes in fair value recognised in the income statement, the embedded derivative is bifurcated and carried at fair value as a derivative measured in accordance with IAS 39.

In addition, the Group applies the option under IFRS 4 to not separate and fair value surrender options embedded in host contracts and with-profits investment contracts whose strike price is either a fixed amount or a fixed amount plus interest.

Derivatives held and their purpose

The Group enters into a variety of exchange traded and over-the-counter derivative financial instruments, including futures, options, forward currency contracts and swaps such as interest rate swaps, cross-currency swaps, swaptions and credit default swaps.

All over-the-counter derivative transactions, with the exception of transactions in some Asia operations, are conducted under standardised ISDA (International Swaps and Derivatives Association Inc) master agreements and the Group has collateral agreements between the individual Group entities and relevant counterparties in place under each of these market master agreements.

The majority of the Group's derivatives are held by Jackson. Derivatives are used for efficient portfolio management to obtain cost effective and management of exposure to various markets in accordance with the Group's investment strategies and to manage exposure to interest rate, currency, credit and other business risks. The Group also uses interest rate derivatives to reduce exposure to interest rate volatility. In particular:

  –
  US operations hold large amounts of interest-rate sensitive investments that contain credit risks on which a certain level of defaults is expected. These businesses have purchased some swaptions to manage the default risk on certain underlying assets and hence reduce the amount of regulatory capital held to support the assets; and
  –
  Some products, especially in the US, have guarantee features linked to equity indices. A mismatch between guaranteed product liabilities and the performance of the underlying assets exposes the Group to equity index risk. In order to mitigate this risk, the relevant business units purchase swaptions, equity options and futures to better match asset performance with liabilities under equity-indexed products.

Additional information on Jackson derivative programme

Jackson enters into financial derivative transactions, including those noted below, to reduce and manage business risks. These transactions manage the risk of a change in the value, yield, price, cash flows or quantity of, or a degree of exposure, with respect to assets, liabilities or future cash flows, which Jackson has acquired or incurred.

Jackson uses free-standing derivative instruments for hedging purposes. Additionally, certain liabilities, primarily trust instruments supported by funding agreements, fixed index annuities, certain variable annuity guaranteed benefit features and reinsured Guaranteed Minimum Income Benefit variable annuity features are similar to derivatives. Jackson does not account for such items as either fair value or cash flow hedges as might be permitted if the specific hedge documentation requirements of IAS 39 were followed. Financial derivatives are carried at fair value, including derivatives embedded in certain host liabilities where these are required to be valued separately.

The principal types of derivatives used by Jackson and their purpose are as follows:

Derivative	Purpose

Interest rate swaps	These generally involve the exchange of fixed and floating payments over the period for which Jackson holds the instrument without an exchange of the underlying principal amount. These agreements are used to hedge Jackson's exposure to movements in interest rates.

Swaption contracts	These contracts provide the purchaser with the right, but not the obligation, to require the writer to pay the present value of a long-duration interest rate swap at future exercise dates. Jackson both purchases and writes swaptions in order to hedge against significant movements in interest rates.

Treasury futures contracts	These derivatives are used to hedge Jackson's exposure to movements in interest rates.

Equity index futures contracts and equity index options	These derivatives (including various call and put options and options contingent on interest rates and currency exchange rates) are used to hedge Jackson's obligations associated with its issuance of certain VA guarantees. Some of these annuities and guarantees contain embedded options that are fair valued for financial reporting purposes.

Cross-currency swaps	Cross-currency swaps, which embody spot and forward currency swaps and additionally, in some cases, interest rate swaps and equity index swaps, are entered into for the purpose of hedging Jackson's foreign currency denominated funding agreements supporting trust instrument obligations.

Credit default swaps	These swaps represent agreements under which the buyer has purchased default protection on certain underlying corporate bonds held in its portfolio. These contracts allow Jackson to sell the protected bonds at par value to the counterparty if a default event occurs in exchange for periodic payments made by Jackson for the life of the agreement.

Hedging

The Group has formally assessed and documented the effectiveness of the following net investment hedges under IAS 39. During 2019, up to 31 December 2019, the Group had designated perpetual subordinated capital securities totalling $3.7 billion (31 December 2018: $3.7 billion) as a net investment hedge to hedge the currency risks related to the net investment in Jackson. Accordingly, the foreign exchange loss of $150 million (2018: loss of $266 million) on translation of Prudential plc's borrowings to pounds sterling (the functional currency of Prudential plc until 31 December 2019) is recognised in the translation reserve in shareholders' equity rather than the income statement. This net investment hedge was 100 per cent effective.

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

Reverse repurchase agreements

The Group is party to various reverse repurchase agreements under which securities are purchased from third parties with an obligation to resell the securities. The securities are not recognised as investments in the statement of financial position but the right to receive the cash paid is recognised as deposits.

At 31 December 2019, the Group had entered into reverse repurchase transactions under which it purchased securities and had taken on the obligation to resell the securities. The fair value of the collateral held in respect of these transactions, which is represented by the purchased securities, was $1,011 million (31 December 2018: $3,039 million from continuing operations).

Securities lending and repurchase agreements

The Group is also party to various securities lending agreements (including repurchase agreements) under which securities are loaned to third parties on a short-term basis. The loaned securities are not derecognised; rather, they continue to be recognised within the appropriate investment classification. To the extent cash collateral is received it is recognised on the statement of financial position. Other collateral is not recognised.

At 31 December 2019, the Group has $90 million (31 December 2018: $107 million from continuing operations) of lent securities and assets subject to repurchase agreements. The cash and securities collateral held or pledged under such agreements were $95 million (31 December 2018: $112 million from continuing operations).

Collateral and pledges under derivative transactions

At 31 December 2019, the Group had pledged $1,301 million (31 December 2018: $2,896 million from continuing operations) for liabilities and held collateral of $1,883 million (31 December 2018: $810 million from continuing operations) in respect of over-the-counter derivative transactions. These transactions are conducted under terms that are usual and customary to collateralised transactions including, where relevant, standard securities lending and repurchase agreements.

The Group has entered into collateral arrangements in relation to over-the-counter derivative transactions, which permit sale or re-pledging of underlying collateral. During 2019, the Group has not sold any collateral held (2018: nil). As of 31 December 2019, the value of collateral re-pledged by the Group amounted to $nil (31 December 2018: $5 million from continuing operations). All over-the-counter derivative transactions, with the exception of transactions in some Asia operations, are conducted under standardised International Swaps and Derivatives Association (ISDA) master agreements. The collateral management for these transactions is conducted under the usual and customary terms and conditions set out in the Credit Support Annex to the ISDA master agreement.

Other collateral

At 31 December 2019, the Group had pledged collateral of $3,299 million (31 December 2018: $3,053 million from continuing operations) in respect of other transactions. This principally arises from Jackson's membership of the Federal Home Loan Bank of Indianapolis primarily for the purpose of participating in the bank's collateralised loan advance programme with short-term and long-term funding facilities.

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

The following tables present the gross and net information about the Group's financial instruments subject to master netting arrangements:

	31 Dec 2019 $m

	Gross amount included in the consolidated	Related amounts not offset in the consolidated statement of financial position

	statement of financial position	Financial instruments	Cash collateral	Securities collateral	Net amount
	note (i)	note (ii)		note (iii)	note (iv)

Financial assets:
Derivative assets	1,708	(115)	(901)	(618)	74
Reverse repurchase agreements	953	–	–	(953)	–

Total financial assets	2,661	(115)	(901)	(1,571)	74

Financial liabilities:
Derivative liabilities	(216)	115	86	–	(15)
Securities lending and repurchase agreements	(48)	–	48	–	–

Total financial liabilities	(264)	115	134	–	(15)

	31 Dec 2018 $m

	Gross amount included in the consolidated	Related amounts not offset in the consolidated statement of financial position

	statement of financial position	Financial instruments	Cash collateral	Securities collateral	Net amount
	note (i)	note (ii)		note (iii)	note (iv)

Financial assets:
Derivative assets	4,112	(1,606)	(2,149)	(211)	146
Reverse repurchase agreements	14,771	–	–	(14,782)	(11)

Total financial assets	18,883	(1,606)	(2,149)	(14,993)	135

Financial liabilities:
Derivative liabilities	(4,062)	1,606	905	1,346	(205)
Securities lending and repurchase agreements	(1,602)	–	43	1,535	(24)

Total financial liabilities	(5,664)	1,606	948	2,881	(229)

Analysed as:
Financial assets from continuing operations	3,709	(308)	(435)	(2,947)	19
Financial assets from discontinued UK and Europe operations	15,174	(1,298)	(1,714)	(12,046)	116

Total financial assets	18,883	(1,606)	(2,149)	(14,993)	135

Financial liabilities from continuing operations	(1,637)	308	86	1,095	(148)
Financial liabilities from discontinued UK and Europe operations	(4,027)	1,298	862	1,786	(81)

Total financial liabilities	(5,664)	1,606	948	2,881	(229)

  Notes

(i)
The Group has not offset any of the amounts included in the consolidated statement of financial position.
(ii)
Represents the amount that could be offset under master netting or similar arrangements where the Group does not satisfy the full criteria to offset on the consolidated statement of financial position.
(iii)
Excludes initial margin amounts for exchange-traded derivatives.
(iv)
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

C4    Policyholder liabilities and unallocated surplus

The note provides information of policyholder liabilities and unallocated surplus of with-profits funds held on the Group's statement of financial position:

C4.1    Group overview

(i)
Analysis of movements in policyholder liabilities and unallocated surplus of with-profits fundsnotes(a),(b)

	Asia $m	US $m	Discontinued UK and Europe operations $m	Total $m
	note C4.2	note C4.3

Balance at 1 January 2018	99,890	244,483	244,946	589,319

Comprising:

– Policyholder liabilities on the consolidated statement of financial positionnote(c) (excludes $43 million classified as unallocated to a segment)	85,089	244,483	226,715	556,287
– Unallocated surplus of with-profits funds on the consolidated statement of financial position	4,700	—	18,231	22,931
– Group's share of policyholder liabilities of joint ventures and associatenote(d)	10,101	—	—	10,101

Reclassification of reinsured UK annuity contracts as held for sale	—	—	(14,689)	(14,689)
Net flows:
Premiums	17,607	18,613	18,707	54,927
Surrenders	(3,729)	(16,211)	(9,053)	(28,993)
Maturities/deaths	(2,641)	(2,687)	(9,074)	(14,402)

Net flows	11,237	(285)	580	11,532
Addition for closed block of group payout annuities in the US	—	5,532	—	5,532
Shareholders' transfers post-tax	(87)	—	(346)	(433)
Investment-related items and other movements	(3,718)	(13,350)	(7,318)	(24,386)
Foreign exchange translation differences	(1,914)	—	(13,171)	(15,085)

Balance at 31 December 2018/1 January 2019	105,408	236,380	210,002	551,790

Comprising:

– Policyholder liabilities on the consolidated statement of financial positionnote(c) (excludes $50 million classified as unallocated to a segment)	91,836	236,380	193,020	521,236
– Unallocated surplus of with-profits funds on the consolidated statement of financial position	3,198	—	16,982	20,180
– Group's share of policyholder liabilities of joint ventures and associatenote(d)	10,374	—	—	10,374

Demerger of UK and Europe operations	—	—	(210,002)	(210,002)
Net flows:
Premiums	20,094	20,976	—	41,070
Surrenders	(4,156)	(17,342)	—	(21,498)
Maturities/deaths	(2,800)	(3,387)	—	(6,187)

Net flows	13,138	247	—	13,385
Shareholders' transfers post-tax	(99)	—	—	(99)
Investment-related items and other movements	12,824	32,922	—	45,746
Foreign exchange translation differences	1,299	—	—	1,299

Balance at 31 December 2019	132,570	269,549	—	402,119

Comprising:

– Policyholder liabilities on the consolidated statement of financial position (excludes $186 million classified as unallocated to a segment)	115,943	269,549	—	385,492
– Unallocated surplus of with-profits funds on the consolidated statement of financial position	4,750	—	—	4,750
– Group's share of policyholder liabilities of joint ventures and associatenote(d)	11,877	—	—	11,877

Average policyholder liability balancesnote(e)
2019	115,015	252,965	n/a	367,980
2018	98,698	239,049	213,492	551,239

Notes

(a)
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

(b)
The analysis includes the impact of premiums, claims and investment movements on policyholders' liabilities. The impact does not represent premiums, claims and investment movements as reported in the income statement. For example, premiums shown above exclude any deductions for fees/charges; claims (surrenders, maturities and deaths) shown above represent the policyholder liabilities provision released rather than the claims amount paid to the policyholder.
(c)
The policyholder liabilities of the Asia insurance operations at 31 December 2018 of $91,836 million were after deducting the intra-group reinsurance liabilities ceded by the discontinued UK and Europe operations of $1,412 million to the Hong Kong with-profits business, which were recaptured in October 2019 upon demerger. Including this amount, total Asia policyholder liabilities at 31 December 2018 were $93,248 million.
(d)
The Group's investment in joint ventures and associate are accounted for on an equity method basis in the Group's statement of financial position. The Group's share of the policyholder liabilities as shown above relates to life businesses of the China JV, India and the Takaful business in Malaysia.
(e)
Average policyholder liabilities have been based on opening and closing balances, adjusted for acquisitions, disposals and other corporate transactions arising in the year, and exclude unallocated surplus of with-profits funds.
(ii)
Analysis of movements in policyholder liabilities for shareholder-backed business

	Asia $m	US $m	Discontinued UK and Europe operations $m	Total $m

Balance at 1 January 2018	50,598	244,483	76,254	371,335
Reclassification of reinsured UK annuity contracts as held for sale	—	—	(14,689)	(14,689)
Net flows:
Premiums	9,015	18,613	1,984	29,612
Surrenders	(3,278)	(16,211)	(2,692)	(22,181)
Maturities/deaths	(1,396)	(2,687)	(2,996)	(7,079)

Net flowsnote	4,341	(285)	(3,704)	352
Addition for closed block of group payout annuities in the US	—	5,532	—	5,532
Investment-related items and other movements	(1,608)	(13,350)	(2,637)	(17,595)
Foreign exchange translation differences	(1,626)	—	(3,313)	(4,939)

Balance at 31 December 2018/1 January 2019	51,705	236,380	51,911	339,996

Comprising:

– Policyholder liabilities on the consolidated statement of financial position (excludes $50 million classified as unallocated to a segment)	41,331	236,380	51,911	329,622
– Group's share of policyholder liabilities relating to joint ventures and associate	10,374	—	—	10,374

Demerger of UK and Europe operations	—	—	(51,911)	(51,911)
Net flows:
Premiums	10,372	20,976	—	31,348
Surrenders	(3,610)	(17,342)	—	(20,952)
Maturities/deaths	(1,168)	(3,387)	—	(4,555)

Net flowsnote	5,594	247	—	5,841
Investment-related items and other movements	4,186	32,922	—	37,108
Foreign exchange translation differences	777	—	—	777

Balance at 31 December 2019	62,262	269,549	—	331,811

Comprising:

– Policyholder liabilities on the consolidated statement of financial position (excludes $186 million classified as unallocated to a segment)	50,385	269,549	—	319,934
– Group's share of policyholder liabilities relating to joint ventures and associate	11,877	—	—	11,877

Note

Including net flows of the Group's insurance joint ventures and associate.

(iii)    Movement in insurance contract liabilities and unallocated surplus of with-profits funds

Further analysis of the movement in the year of the Group's gross contract liabilities, reinsurer's share of insurance contract liabilities and unallocated surplus of with-profits funds (excluding those held by joint ventures and associate) is provided below:

	Gross insurance contract liabilities $m	Reinsurer's share of insurance contract liabilities $m note (a)	Investment contracts $m note (b)	Unallocated surplus of with- profits funds $m

Balance at 1 January 2018	(443,952)	13,086	(112,378)	(22,931)
Income and expense included in the income statementnote(c)
– continuing operations	512	548	(104)	1,494
– discontinued operations	11,497	14,727	(5,249)	227
Other movementsnote(d)	13,375	(13,375)	859	(51)
Foreign exchange translation differences	7,621	(793)	6,533	1,081

Balance at 31 December 2018/1 January 2019	(410,947)	14,193	(110,339)	(20,180)
Demerger of UK and Europe operationsnote(e)	87,824	(2,169)	105,196	16,982
Income and expense included in the income statement for continuing operationsnote(c)	(55,579)	1,795	(311)	(1,415)
Other movementsnote(d)	—	—	(63)	(112)
Foreign exchange translation differences	(1,441)	37	(18)	(25)

Balance at 31 December 2019	(380,143)	13,856	(5,535)	(4,750)

Notes

(a)
Includes reinsurers' share of claims outstanding of $1,094 million (31 December 2018: $1,280 million).
(b)
This comprises investment contracts with discretionary participation features of $633 million at 31 December 2019 (31 December 2018: $85,858 million) and investment contracts without discretionary participation features of $4,902 million at 31 December 2019 (31 December 2018: $24,481 million).
(c)
The total charge for benefits and claims from continuing operations in 2019 shown in the income statement comprises the amounts shown as 'income and expense included in the income statement' in the table above of $(55,510) million (2018: $2,450 million) together with claims paid of $(29,585) million (2018: $(26,926) million), net of amounts attributable to reinsurers of $1,190 million (2018: $1,050 million).
(d)
Other movements for 2019 are for continuing operations only and include premiums received and claims paid on investment contracts without discretionary participating features, which are taken directly to the statement of financial position in accordance with IAS 39 and changes in the unallocated surplus of with-profits funds resulting from the recapture of the intra-group reinsurance agreement between the with-profits discontinued UK and Europe operations and Asia insurance operations prior to the demerger, which is eliminated in the income statement for the continuing operations of the Group. For 2018, in addition to premiums received and claims paid on investment contracts without discretionary participating features, other movements also included the reclassification of the reinsured UK annuity business as held for sale at 31 December 2018 and the changes in the unallocated surplus of with-profits funds resulting from actuarial gains and losses on the Group's defined benefit pension schemes allocated to the with-profits funds of the discontinued UK and Europe operations, which were recognised directly in other comprehensive income.
(e)
The balances of the discontinued UK and Europe operations are removed from the opening balances to show the underlying movement from continuing operations. The $2,169 million of reinsurer's share of insurance contract liabilities in the table above excluded the intra-group reinsurance assets of $1,412 million for the with-profits business ceded to the Asia insurance operations.

(iv)    Reinsurers' share of insurance contract liabilities

The measurement of reinsurance assets is consistent with the measurement of the underlying direct insurance contracts. The treatment of any gains or losses arising on the purchase of reinsurance contracts is dependent on the underlying accounting basis of the entity concerned.

	31 Dec 2019 $m				31 Dec 2018 $m

	Asia note (a)	US note (b)	Unallocated to a segment	Total	Total

Insurance contract liabilities	5,311	7,447	4	12,762	12,913
Claims outstanding	147	947	—	1,094	1,280

Total	5,458	8,394	4	13,856	14,193

Analysed as:
From continuing operations					12,024
From discontinued UK and Europe operations					2,169

					14,193

  Notes

(a)
The reinsurers' share of insurance contract liabilities for Asia primarily relates to protection business written in Hong Kong.
(b)
The reinsurer's share of insurance contract liabilities for Jackson as shown in the table above primarily relates to certain fully collateralised former REALIC business retained by Swiss Re through 100 per cent reinsurance agreements. Apart from the reinsurance of REALIC business, the principal reinsurance ceded by Jackson outside the Group is on term-life insurance, direct and assumed accident and health business and GMIB variable annuity guarantees.

The Group cedes certain business to other insurance companies. Although the ceding of insurance does not relieve the Group from its liability to its policyholders, the Group participates in such agreements for the purpose of managing its loss exposure. The Group evaluates the financial condition of its reinsurers and monitors concentration of credit risk from similar geographic regions, activities or economic characteristics of the reinsurers to minimise its exposure from reinsurer insolvencies. Of the reinsurers' share of insurance contract liabilities balance of $13,856 million at 31 December 2019 (31 December 2018: $12,024 million from continuing operations), 97 per cent (31 December 2018: 95 per cent from continuing operations) of the balance was from reinsurers with rating A- and above by Standard & Poor or other external rating agencies.

Net commissions received on ceded business and claims incurred ceded to external reinsurers for Asia totalled $355 million and $552 million respectively during 2019 (2018: $294 million and $362 million, respectively). Net commissions received on ceded business and claims incurred ceded to external reinsurers for Jackson totalled $20 million and $630 million respectively during 2019 (2018: $9 million and $653 million, respectively). There were no deferred gains or losses on reinsurance contracts for Asia and Jackson in either 2019 or 2018.

C4.2 Asia insurance operations

(i)    Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

		Shareholder-backed business

	With-profits business $m	Unit-linked liabilities $m	Other business $m	Total $m

Balance at 1 January 2018	49,292	27,093	23,505	99,890
Comprising:

– Policyholder liabilities on the consolidated statement of financial position	44,592	22,001	18,496	85,089
– Unallocated surplus of with-profits funds on the consolidated statement of financial position	4,700	–	–	4,700
– Group's share of policyholder liabilities relating to joint ventures and associatenote(a)	–	5,092	5,009	10,101

Premiums
New business	1,542	1,904	1,449	4,895
In-force	7,050	2,359	3,303	12,712

	8,592	4,263	4,752	17,607
Surrendersnote(b)	(451)	(2,542)	(736)	(3,729)
Maturities/deaths	(1,245)	(187)	(1,209)	(2,641)

Net flows	6,896	1,534	2,807	11,237
Shareholders' transfers post-tax	(87)	–	–	(87)
Investment-related items and other movementsnote(c)	(2,110)	(1,903)	295	(3,718)
Foreign exchange translation differencesnote(d)	(288)	(1,020)	(606)	(1,914)

Balance at 31 December 2018/1 January 2019	53,703	25,704	26,001	105,408

Comprising:

– Policyholder liabilities on the consolidated statement of financial position	50,505	20,846	20,485	91,836
– Unallocated surplus of with-profits funds on the consolidated statement of financial position	3,198	–	–	3,198
– Group's share of policyholder liabilities relating to joint ventures and associatenote(a)	–	4,858	5,516	10,374

Premiums
New business	1,611	1,837	2,419	5,867
In-force	8,111	2,361	3,755	14,227

	9,722	4,198	6,174	20,094
Surrendersnote(b)	(546)	(2,929)	(681)	(4,156)
Maturities/deaths	(1,632)	(149)	(1,019)	(2,800)

Net flows	7,544	1,120	4,474	13,138
Shareholders' transfers post-tax	(99)	–	–	(99)
Investment-related items and other movementsnote(c)	8,638	1,663	2,523	12,824
Foreign exchange translation differencesnote(d)	522	363	414	1,299

Balance at 31 December 2019	70,308	28,850	33,412	132,570

Comprising:

– Policyholder liabilities on the consolidated statement of financial position	65,558	23,571	26,814	115,943
– Unallocated surplus of with-profits funds on the consolidated statement of financial position	4,750	–	–	4,750
– Group's share of policyholder liabilities relating to joint ventures and associatenote(a)	–	5,279	6,598	11,877

Average policyholder liability balancesnote(e)
2019	58,032	27,277	29,706	115,015
2018	47,548	26,398	24,752	98,698

Notes

(a)
The Group's investment in joint ventures and associate are accounted for on an equity method and the Group's share of the policyholder liabilities as shown above relate to the life business of the China JV, India and the Takaful business in Malaysia.
(b)
The rate of surrenders for shareholder-backed business (expressed as a percentage of opening policyholder liabilities) was 7.0 per cent in 2019 (2018: 6.6 per cent).
(c)
Investment-related items and other movements in 2019 primarily represent equity market gains from the with-profits business and effects from lower interest rates.

(d)
Movements in the year have been translated at the average exchange rates for the year ended 31 December 2019. The closing balance has been translated at the closing spot rates as at 31 December 2019. Differences upon retranslation are included in foreign exchange translation differences.
(e)
Average policyholder liabilities have been based on opening and closing balances, adjusted for any acquisitions, disposals and other corporate transactions arising in the year, and exclude unallocated surplus of with-profits funds.

(ii)    Duration of policyholder liabilities

The table below shows the carrying value of policyholder liabilities and the maturity profile of the cash flows on a discounted basis, taking account of expected future premiums and investment returns:

	31 Dec 2019 $m	31 Dec 2018 $m

Policyholder liabilities	115,943	91,836

Expected maturity:	31 Dec 2019%	31 Dec 2018%

0 to 5 years	18	20
5 to 10 years	18	19
10 to 15 years	15	15
15 to 20 years	13	12
20 to 25 years	11	10
Over 25 years	25	24

(iii)    Summary policyholder liabilities (net of reinsurance) and unallocated surplus

At 31 December 2019, the policyholder liabilities and unallocated surplus for Asia operations (excluding joint ventures and associate), net of external reinsurance of $5,458 million (31 December 2018: $3,537 million), comprised the following:

	31 Dec 2019 $m	31 Dec 2018 $m

Hong Kong	58,800	43,997
Indonesia	4,933	4,687
Malaysia	7,725	6,937
Singapore	27,427	23,121
Taiwan	6,801	5,353
Other operations	9,549	7,402

Total Asia operations	115,235	91,497

C4.3    US insurance operations

(i)
Analysis of movements in policyholder liabilities

	Variable annuity separate account liabilities $m	Fixed annuity, GICs and other business $m	Total $m

Balance at 1 January 2018	176,578	67,905	244,483
Premiums	14,646	3,967	18,613
Surrenders	(11,746)	(4,465)	(16,211)
Maturities/deaths	(1,449)	(1,238)	(2,687)

Net flows	1,451	(1,736)	(285)
Addition for closed block of group payout annuities in the US	–	5,532	5,532
Transfers from general to separate account	708	(708)	–
Investment-related items and other movements	(15,436)	2,086	(13,350)

Balance at 31 December 2018/1 January 2019	163,301	73,079	236,380
Premiums	12,776	8,200	20,976
Surrenders	(12,767)	(4,575)	(17,342)
Maturities/deaths	(1,564)	(1,823)	(3,387)

Net flowsnote(a)	(1,555)	1,802	247
Transfers from general to separate account	951	(951)	–
Investment-related items and other movementsnote(b)	32,373	549	32,922

Balance at 31 December 2019	195,070	74,479	269,549

Average policyholder liability balancesnote(c)
2019	179,186	73,779	252,965
2018	169,940	69,109	239,049

  Notes

(a)
Net inflows in 2019 are $247 million with new inflows into fixed annuity, fixed index annuity and the general account exceeding withdrawals and surrenders on this business, partially offset by net outflows from variable annuity business as the portfolio matures.
(b)
Positive investment-related items and other movements largely represent positive separate account returns following the increase in the US equity market in the year and asset gains arising from declining bond yields.
(c)
Average policyholder liabilities have been based on opening and closing balances, adjusted for any acquisitions, disposals and other corporate transactions arising in the year.
(ii)
Duration of policyholder liabilities

The table below shows the carrying value of policyholder liabilities and maturity profile of the cash flows on a discounted basis at the balance sheet date:

	31 Dec 2019			31 Dec 2018

	Variable annuity separate account liabilities $m	Fixed annuity, GICs and other business $m	Total $m	Variable annuity separate account liabilities $m	Fixed annuity, GICs and other business $m	Total $m

Policyholder liabilities	195,070	74,479	269,549	163,301	73,079	236,380

Expected maturity:	%	%	%	%	%	%

0 to 5 years	41	45	42	40	51	43
5 to 10 years	27	27	27	28	24	27
10 to 15 years	16	13	15	16	12	15
15 to 20 years	9	8	9	9	7	8
20 to 25 years	4	4	4	4	3	4
Over 25 years	3	3	3	3	3	3

(iii)    Aggregate account values

The table below shows the distribution of account values for fixed annuities (fixed interest rate and fixed index), the fixed account portion of variable annuities, and interest-sensitive life business within the range of minimum guaranteed interest rates as described in note C4.4(b). As at 31 December 2019, approximately 87 per cent (31 December 2018: 87 per cent) of Jackson's fixed annuities, variable annuity fixed account options and interest-sensitive life business account values correspond to crediting rates that are at the minimum guaranteed interest rates.

	Fixed annuities and the fixed account portion of variable annuities		Interest-sensitive life business

Minimum guaranteed interest rate	31 Dec 2019 $m	31 Dec 2018 $m	31 Dec 2019 $m	31 Dec 2018 $m

> 0% – 1.0%	6,952	9,660	–	–
> 1.0% – 2.0%	12,994	8,646	–	–
> 2.0% – 3.0%	13,701	12,832	270	291
> 3.0% – 4.0%	1,561	1,623	3,018	3,049
> 4.0% – 5.0%	2,236	2,285	2,597	2,683
> 5.0% – 6.0%	278	286	2,031	2,168

Total	37,722	35,332	7,916	8,191

C4.4    Products and determining contract liabilities

C4.4(a) Asia

Contract type	Description and material features	Determination of liabilities

With-profits and participating contracts	Provides savings and/or protection where the basic sum assured can be enhanced by a profit share (or bonus) from the underlying fund as determined at the discretion of the Company.

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

The approach to determining the contract liabilities is generally driven by the local solvency basis. A gross premium valuation method is used in those local businesses where a risk-based capital framework is adopted for local solvency. Under the gross premium valuation method, all cash flows are valued explicitly using best estimate assumptions with a suitable margin for prudence.

This is achieved either through adding an explicit allowance for assumptions to deviate from best estimate or by applying an overlay constraint so that on day one no negative reserves (ie where future premium inflows are expected to exceed prudent future claims and outflows) are derived at an individual policyholder level, or a combination of both.

In Vietnam, the Company uses an estimation basis aligned substantially to that used by the countries applying the gross premium valuation method.

For India and Taiwan, US GAAP is applied for measuring insurance liabilities. For these businesses, the future policyholder benefit provisions for non-linked business are determined using the net level premium method, with an allowance for surrenders, maintenance and claims expenses. Rates of interest used in establishing the policyholder benefit provisions vary by operation depending on the circumstances attaching to each block of business.

The Hong Kong business unit applies a net premium valuation method to determine the future policyholder benefit provisions.

Contract type	Description and material features	Determination of liabilities

Unit-linked	Combines savings with protection, the cash value of the policy depends on the value of the underlying unitised funds.	The attaching liabilities reflect the unit value obligation driven by the value of the investments of the unit fund. Additional technical provisions are held for guaranteed benefits beyond the unit fund value using a gross premium valuation method. These additional provisions are recognised as a component of other business liabilities.

Health and protection	Health and protection features are offered as supplements to the products listed above or sold as standalone products. Protection covers mortality or morbidity benefits including health, disability, critical illness and accident coverage.	The determination of the liabilities of health and protection contracts are driven by the local solvency basis. A gross premium valuation method is used in those countries where a risk-based capital framework is adopted for local solvency. Under the gross premium valuation method, all cash flows are valued explicitly using best estimate assumptions with a suitable margin for prudence.

This is achieved either through adding an explicit allowance for assumptions to deviate from best estimate or by applying an overlay constraint so that on day one no negative reserves (ie where future premium inflows are expected to exceed prudent future claims and outflows) are derived at an individual policyholder level, or a combination of both.

The Hong Kong business unit applies a net premium valuation method to determine the future policyholder benefit provisions.

C4.4(b) US

Contract type	Description and material features	Determination of liabilities

Fixed interest rate annuities At 31 December 2019, fixed interest rate annuities accounted for 6 per cent (31 December 2018: 7 per cent) of Jackson's policy and contract liabilities.	Fixed interest rate annuities are primarily deferred annuity products that are used for asset accumulation in retirement planning and for providing income in retirement.

The policyholder of a fixed interest rate annuity pays Jackson a premium, which is credited to the policyholder's account. Periodically, interest is credited to the policyholder's account and in some cases administrative charges are deducted from the policyholder's account. Jackson makes benefit payments at a future date as specified in the policy based on the value of the policyholder's account at that date. On more than 90 per cent (2018: 94 per cent) of in-force business, Jackson may reset the interest rate on each contract anniversary, subject to a guaranteed minimum, in line with state regulations. When the annuity matures, Jackson either pays the contract holder the account value or a series of payments in the form of an immediate annuity product.

The policy provides that at Jackson's discretion it may reset the interest rate, subject to a guaranteed minimum.

Approximately 65 per cent (31 December 2018: 64 per cent) of the fixed interest rate annuities Jackson wrote in 2019 provide for a (positive or negative) market value adjustment (MVA) on surrender. This formula-based adjustment approximates the change in value that assets supporting the product would realise as interest rates move.

Guaranteed minimum interest rate. At 31 December 2019, Jackson had fixed interest rate annuities totalling $15.9 billion (31 December 2018: $16.1 billion) in account value with minimum guaranteed rates ranging from 1.0 per cent to 5.5 per cent and a 2.88 per cent average guaranteed rate (31 December 2018: 1.0 per cent to 5.5 per cent and a 2.91 per cent average guaranteed rate), depending on the particular product, jurisdiction where issued and the date of issue.

As explained in note A4.1, all of Jackson's insurance liabilities are based on US GAAP. An overview of the deferral and amortisation of acquisition costs for Jackson is provided in note C5.2(i)(b).

With minor exceptions, the following is applied to most of Jackson's contracts. Contracts are accounted for as investment contracts as defined for US GAAP purposes by applying a retrospective deposit method to determine the liability for policyholder benefits.

This is then augmented by:

–

Any amounts that have been assessed to compensate the insurer for services to be performed over future periods (ie deferred income);

–

Any amounts previously assessed against policyholders that are refundable on termination of the contract; and

–

Any probable future loss on the contract (ie premium deficiency).

Capitalised acquisition costs and deferred income for these contracts are amortised over the life of the book of contracts. See the variable annuity section below for further discussion.

The interest guarantees are not explicitly valued but are reflected as they are earned in the current account liability value.

Contract type	Description and material features	Determination of liabilities

Fixed index annuities At 31 December 2019, fixed index annuities accounted for 5 per cent (31 December 2018: 5 per cent) of Jackson's policy and contract liabilities.	Fixed index annuities vary in structure but are generally deferred annuities that enable policyholders to obtain a portion of an equity-linked return (based on participation rates, caps and spreads), and provide a guaranteed minimum return.

Most fixed index annuities are subject to early surrender charges for the first five to 12 years of the contract. During the surrender charge period, the contract holder may cancel the contract for the surrender value. Jackson offers a fully liquid fixed index annuity product that has no surrender charges.

Jackson hedges the equity return risk on fixed index products using offsetting equity exposure in the variable annuity product. The cost of hedging is taken into account in setting the index participation rates, caps or spreads.

Guaranteed minimum rates are generally set at 1.0 to 3.0 per cent. At 31 December 2019, Jackson had fixed index annuities allocated to indexed funds totalling $9.8 billion (31 December 2018: $7.6 billion) in account value with minimum guaranteed rates on index accounts ranging from 1.0 per cent to 3.0 per cent and a 1.46 per cent average guaranteed rate (31 December 2018: 1.0 per cent to 3.0 per cent and a 1.77 per cent average guarantee rate).

Jackson offers an optional lifetime income rider, which can be elected for an additional fee.

Jackson also offers fixed interest accounts on some fixed index annuity products. At 31 December 2019, fixed interest accounts of fixed index annuities totalled $4.3 billion (31 December 2018: $3.4 billion) in account value.

Minimum guaranteed rates on fixed interest accounts range from 1.0 per cent to 3.0 per cent and a 2.75 per cent average guaranteed rate (31 December 2018: 1.0 per cent to 3.0 per cent and a 2.58 per cent average guaranteed rate).

The liability for policyholder benefits that represent the guaranteed minimum return is determined similarly to the liabilities of the fixed interest annuity above. The equity-linked return option within the contract is treated as an embedded derivative liability under US GAAP and therefore this element of the liability is recognised at fair value.

The liability for the lifetime income rider is determined each period end by estimating the expected value of benefits in excess of the projected account balance and recognising the excess on a prorated basis over the life of the contract based on total expected assessments.

Group pay-out annuities At 31 December 2019, group pay-out annuities accounted for 2 per cent (31 December 2018: 2 per cent) of Jackson's policy and contract liabilities.	Group pay-out annuities consist of a block of defined benefit annuity plans assumed from John Hancock USA and John Hancock New York. A single premium payment from an employer (contract holder) funds the pension benefits for its employees (participants). The contracts are tailored to meet the requirements of the specific pension plan being covered. This is a closed block of business from two standpoints: (1) John Hancock USA and John Hancock New York are no longer selling new contracts, and (2) contract holders (companies) are no longer adding additional participants to these defined benefit pension plans.	The liability for future benefits is determined under US GAAP methodology for limited-payment contracts, using assumptions as of the acquisition date as to mortality and expense plus provisions for adverse deviation.

Contract type	Description and material features	Determination of liabilities

The contracts provide annuity payments that meet the requirements of the specific pension plan being covered. In some cases, the contracts have pre-retirement death and/or withdrawal benefits, pre-retirement surviving spouse benefits, and/or subsidised early retirement benefits.

Variable annuities At 31 December 2019, variable annuities accounted for 78 per cent (31 December 2018: 75 per cent) of Jackson's policy and contract liabilities.	Variable annuities are deferred annuities that have the same tax advantages and pay-out options as fixed interest rate and fixed index annuities. They are also used for asset accumulation in retirement planning and to provide income in retirement.

The rate of return depends upon the performance of the selected fund portfolio. Policyholders may allocate their investment to either the fixed account or a selection of variable accounts. Most variable annuities are subject to early surrender charges for the first three to nine years of the contract. During the surrender charge period, the contract holder may cancel the contract for the surrender value. Jackson offers some fully liquid variable annuity products that have no surrender charges. Subject to benefit guarantees, investment risk on the variable account is borne by the policyholder, while investment risk on the fixed account is borne by Jackson through guaranteed minimum fixed rates of interest. At 31 December 2019, 4 per cent (31 December 2018: 5 per cent) of variable annuity funds were in fixed accounts.

Jackson had variable annuity funds in fixed accounts totalling $7.8 billion (31 December 2018: $8.1 billion) with minimum guaranteed rates ranging from 1.0 per cent to 3.0 per cent and a 2.19 per cent average guaranteed rate (31 December 2018: 1.0 per cent to 3.0 per cent and a 1.7 per cent average guaranteed rate).

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

The benefit guarantee types are further set out below:

Benefits that are payable in the event of death (guaranteed minimum death benefit)

The liability for Guaranteed Minimum Death Benefit (GMDB) is determined at each period end by estimating the expected value of benefits in excess of the projected account balance and recognising the excess rateably over the life of the contract based on total expected assessments. At 31 December 2019, these liabilities were valued using a series of stochastic investment performance scenarios, a mean investment return of 7.4 per cent (31 December 2018: 7.4 per cent) net of external fund management fees, and assumptions for policyholder behaviour, mortality and expense.

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

Benefits that are payable upon the depletion of funds (guaranteed minimum withdrawal benefit)

The liability for the Guaranteed Minimum Withdrawal Benefit (GMWB) 'for life' portion is determined similarly to GMDB above.

Provisions for benefits under GMWB 'not for life' features are recognised at fair value under US GAAP.

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

Contract type	Description and material features	Determination of liabilities

The value of future fees to offset payments made under the guarantees are established so that on day one no gain arises.
Benefits that are payable at annuitisation (guaranteed minimum income benefit)
This feature is no longer offered and existing coverage is substantially reinsured, subject to deductibles and annual claim limits.

The direct Guaranteed Minimum Income Benefit (GMIB) liability is determined by estimating the expected value of the annuitisation benefits in excess of the projected account balance at the date of annuitisation and recognising the excess rateably over the life of the contract based on total expected assessments.

Guaranteed Minimum Income Benefits are reinsured, subject to a deductible and annual claim limits. Due to the net settlement provisions of the reinsurance agreement, under the 'grandfathered' US GAAP, it is recognised at fair value with the change in fair value included as a component of short-term fluctuations. Volatility and non-performance risk is considered as per GMWB above.
Benefits that are payable at the end of a specified period (guaranteed minimum accumulation benefit)
This feature is no longer offered.
Provisions for Guaranteed Minimum Accumulation Benefit (GMAB) are recognised at fair value under US GAAP. Volatility and non-performance risk is considered as per GMWB above.
Deferred acquisition costs (DAC)
Capitalised acquisition costs and deferred income for these contracts are amortised over the life of the book of contracts. The majority of Jackson's DAC relates to its variable annuities business.
The present value of the estimated gross profit is computed using the rate of interest that accrues to policyholder balances (sometimes referred to as the contract rate).

Estimated gross profits for the fixed interest rate annuities, fixed index annuities and variable annuities include estimates of the following, each of which will be determined based on the best estimate of amounts over the life of the book of contracts without provision for adverse deviation:
– Amounts expected to be assessed against policyholder balances for mortality less benefit claims in excess of related policyholder balances;

Contract type	Description and material features	Determination of liabilities

– Amounts expected to be assessed for contract administration less costs incurred for contract administration;
– Amounts expected to be earned from the investment of policyholder balances less interest credited to policyholder balances;
– Amounts expected to be assessed against policyholder balances upon termination of contracts (sometimes referred to as surrender charges);
– Assumptions for the long-term investment return for the separate accounts and future hedge costs; and
– Other expected assessments and credits.

Life insurance At 31 December 2019, life insurance products accounted for 7 per cent (31 December 2018: 9 per cent) of Jackson's policy and contract liabilities.	Jackson discontinued new sales of life insurance products in 2012.

Life products include term life, traditional life and interest-sensitive life (universal life and variable universal life).

–

Term life provides protection for a defined period and a benefit that is payable to a designated beneficiary upon death of the insured.

–

Traditional life provides protection for either a defined period or until a stated age and includes a predetermined cash value.

–

Universal life provides permanent individual life insurance for the life of the insured and includes a savings element.

–

Variable universal life is a type of life insurance policy that combines death benefit protection with the ability for the policyholder account to be invested in separate account funds.

Excluding the business that is subject to the retrocession treaties at 31 December 2019, Jackson had interest-sensitive life business in force with total account value of $7.9 billion (31 December 2018: $8.2 billion), with minimum guaranteed interest rates ranging from 2.5 per cent to 6.0 per cent with a 4.68 per cent average guaranteed rate (31 December 2018: 2.5 per cent to 6.0 per cent with a 4.67 per cent average guaranteed rate).

For term and traditional life insurance contracts, provisions for future policy benefits are determined under US GAAP using the net level premium method and assumptions as of the issue or acquisition date as to mortality, interest, policy lapses and expenses plus provisions for adverse deviation for directly sold business and assumptions at purchase for acquired business.

For universal life and variable universal life a retrospective deposit method is used to determine the liability for policyholder benefits. This is then augmented by additional liabilities to account for no-lapse guarantees, profits followed by losses, contract features such as persistency bonuses, and cost of interest rate guarantees.

Institutional products At 31 December 2019, institutional products accounted for 1 per cent (31 December 2018: 1 per cent) of Jackson's policy and contract liabilities.	Institutional products are: guaranteed investment contracts (GICs), funding agreements (including agreements issued in conjunction with Jackson's participation in the US Federal Home Loan Bank programme) and Medium Term Note funding agreements.

GICs feature a lump sum policyholder deposit on which interest is paid at a rate fixed at inception. Market value adjustments are made to the value of any early withdrawals.

Institutional products are classified as investment contracts, and are accounted for as financial liabilities at amortised cost. The currency risk on contracts that represent currency obligations other than US dollars are hedged using cross-currency swaps.

Contract type	Description and material features	Determination of liabilities

Funding agreements feature either lump sum or periodic policyholder deposits. Interest is paid at a fixed or index linked rate. Funding agreements have a duration of between one and 30 years. In 2019 and 2018 there were no funding agreements terminable by the policyholder with less than 90 days' notice.

C5    Intangible assets

C5.1
Goodwill

Business combination

Business acquisitions are accounted for by applying the purchase method of accounting, which adjusts the net assets of the acquired company to fair value at the date of purchase. The excess of the acquisition consideration over the fair value of the assets and liabilities of the acquired business is recorded as goodwill. The Group chooses the full goodwill method or the partial goodwill method to calculate goodwill on an acquisition by acquisition basis. Expenses related to acquiring new subsidiaries are charged to the income statement in the period in which they are incurred and not included in goodwill. Income and expenses of acquired businesses are included in the income statement from the date of acquisition.

Where the Group writes a put option over its non-controlling interests as part of its business acquisition, which if exercised triggers the purchase by the Group of the non-controlling interests, the put option is recognised as a financial liability at the acquisition date with a corresponding amount, deducted directly from shareholder's equity due to the significant risks and rewards of ownership remaining with the non-controlling interests. Any subsequent changes to the carrying amount of the put liability are also recognised within equity.

Goodwill

Goodwill is capitalised and carried on the Group consolidated statement of financial position as an intangible asset at initial value less any accumulated impairment losses. Goodwill impairment testing is conducted annually and when there is an indication of impairment.

Goodwill shown on the consolidated statement of financial position at 31 December 2019 is wholly attributable to shareholders and represents amounts allocated to businesses in Asia and Africa in respect of both acquired asset management and life businesses.

	31 Dec 2019 $m	31 Dec 2018 $m

Carrying value at beginning of year	2,365	2,005
Demerger of UK and Europe operations	(1,731)	–
Additions in the year	299	503
Disposals/reclassifications to held for sale	–	(13)
Exchange differences	36	(130)

Carrying value at end of year	969	2,365

Impairment testing

Goodwill does not generate cash flows independently of other groups of assets and thus is assigned to cash-generating units for the purposes of impairment testing. These cash-generating units are based upon how management monitors the business and represent the lowest level to which goodwill can be allocated on a reasonable basis.

Goodwill is tested for impairment by comparing the cash-generating unit's carrying amount, including any goodwill, with its recoverable amount. The Group's methodology of assessing whether goodwill may be impaired for acquired life and asset management operations is discussed below:

For acquired life businesses, the Company routinely compares the aggregate of net asset value and acquired goodwill on an IFRS basis of the acquired life business with the value of the current in-force business as determined using the EEV methodology. Any excess of IFRS value over EEV carrying value is then compared with EEV basis value of current and projected future new business to determine whether there is any indication that the goodwill in the IFRS statement of financial position may be impaired. The methodology and assumptions underpinning the Group's EEV basis of reporting are included in the EEV basis supplementary information in this Annual Report.

The goodwill in respect of asset management businesses comprised mainly the goodwill arising from the acquisition of Thanachart Fund Management Co., Ltd. (TFUND) in 2019 and TMB Asset Management Co., Ltd. (TMBAM) in Thailand in 2018. At 31 December 2019, the recoverable amount of these businesses has been determined by calculating the value in use of each of these businesses (considered to be the cash-generating units) using a discounted cash flow valuation.

For TMBAM, the discounted cash flow valuation is based on the latest three-year plan and cash flow projections for the later years. For TFUND, which was acquired in December 2019, the valuation is based on the 10-year cash flow projections used in assessing the acquisition. The value in use for these acquired asset management businesses is particularly sensitive to a number of key assumptions as follows:

  –
  The set of economic, market and business assumptions used to derive the cash flow projections for the businesses;
  –
  The assumed growth rate on forecast cash flows beyond the terminal year of the cash flow projections after considering expected future and past growth rates. At 31 December 2019, a growth rate of 2.25 per cent has been used to extrapolate beyond the projection period (2018: 2.25 per cent in respect of TMBAM);
  –
  The risk discount rate applied in accordance with the nature of the businesses. The pre-tax discount rate applied at 31 December 2019 was 9 per cent (2018: 9 per cent in respect of TMBAM); and
  –
  The continuation of asset management contracts on similar terms.

Management believes that any reasonable change in the key assumptions would not cause the recoverable amount of the asset management businesses acquired to fall below its carrying amount.

C5.2
Deferred acquisition costs and other intangible assets

Intangible assets acquired on the purchase of a subsidiary or portfolio of contracts are measured at fair value on acquisition. Deferred acquisition costs are accounted for as described in note A4.1(c). Other intangible assets, such as distribution rights and software, are valued initially at the price paid to acquire them and are subsequently carried at cost less amortisation and any accumulated impairment losses. For intangibles other than DAC, amortisation follows the pattern in which the future economic benefits are expected to be consumed. If the pattern cannot be determined reliably, a straight-line method is applied. For software, the amortisation generally represents the licence period of the software acquired. Amortisation of intangible assets is charged to the 'acquisition costs and other expenditure' line in the consolidated income statement. Impairment testing is conducted when there is an indication of impairment.

	31 Dec 2019 $m	31 Dec 2018 $m

Deferred acquisition costs and other intangible assets attributable to shareholders
From continuing operations	17,409	14,865
From discontinued operations	–	143

Totalnote(i)	17,409	15,008

Other intangible assets, including computer software, attributable to with-profits funds
From continuing operations	67	71
From discontinued operations	–	106

Total	67	177

Total of deferred acquisition costs and other intangible assets	17,476	15,185

(i)    Deferred acquisition costs and other intangible assets attributable to shareholders

The deferred acquisition costs and other intangible assets attributable to shareholders comprise:

	31 Dec 2019 $m	31 Dec 2018 $m

Deferred acquisition costs related to insurance contracts as classified under IFRS 4	14,206	12,758
Deferred acquisition costs related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	33	99

Deferred acquisition costs related to insurance and investment contractsnote(ii)	14,239	12,857

Present value of acquired in-force policies for insurance contracts as classified under IFRS 4 (PVIF)	38	43
Distribution rights and other intangibles	3,132	2,108

Present value of acquired in-force (PVIF) and other intangibles attributable to shareholdersnote(iii)	3,170	2,151

Total of deferred acquisition costs and other intangible assetsnote(a)	17,409	15,008

Notes

(a)
Total deferred acquisition costs and other intangible assets attributable to shareholders can be further analysed by business operations as follows:

	31 Dec 2019 $m					31 Dec 2018 $m

	Deferred acquisition costs

	Asia insurance	US insurance*	Discontinued UK and Europe operations	PVIF and other intangibles†	Total	Total
		note (b)

Balance at 1 January	1,610	11,113	134	2,151	15,008	14,700
Demerger of UK and Europe operations	–	–	(134)	(9)	(143)	–
Additions‡	615	807	–	1,179	2,601	1,666
Amortisation to the income statement:

Adjusted IFRS operating profit based on longer-term investment returns	(257)	(297)	–	(238)	(792)	(1,370)
Non-operating profit (loss)	–	1,248	–	(5)	1,243	(156)

	(257)	951	–	(243)	451	(1,526)
Disposals and transfers	–	–	–	(11)	(11)	(19)
Exchange differences and other movements	31	–	–	103	134	(141)
Amortisation of DAC related to net unrealised valuation movements on the US insurance operation's available-for-sale securities recognised within other comprehensive income	–	(631)	–	–	(631)	328

Balance at 31 December	1,999	12,240	–	3,170	17,409	15,008

*
Under the Group's application of IFRS 4, US GAAP is used for measuring the insurance assets and liabilities of its US and certain Asia operations. Under US GAAP, most of the US insurance operation's products are accounted for under Accounting Standard no. 97 of the Financial Accounting Standards Board (FAS 97) whereby deferred acquisition costs are amortised in line with the emergence of actual and expected gross profits which are determined using an assumption for long-term investment returns for the separate account of 7.4 per cent (2018: 7.4 per cent), gross of asset management fees and other charges to policyholders, but net of external fund management fees. The other assumption impacting expected gross profits include mortality assumptions, lapses, assumed unit costs and future hedge costs. The amounts included in the income statement and other comprehensive income affect the pattern of profit emergence and thus the DAC amortisation attaching. DAC amortisation is allocated to the operating and non-operating components of the Group's supplementary analysis of profit and other comprehensive income by reference to the underlying items.

†
PVIF and other intangibles comprise present value of acquired in-force (PVIF), distribution rights and other intangibles such as software rights. Distribution rights relate to amounts that have been paid or have become unconditionally due for payment as a result of past events in respect of bancassurance partnership arrangements in Asia. These agreements allow for bank distribution of Prudential's insurance products for a fixed period of time. Software rights include additions of $51 million, amortisation of $(33) million, disposals of $5 million, foreign exchange of $2 million and closing balance at 31 December 2019 of $85 million (31 December 2018: $70 million for continuing operations).

‡
In January 2019, the Group renewed its regional strategic bancassurance alliance with United Overseas Bank Limited (UOB). The new agreement extends the original alliance, which commenced in 2010, to 2034 and increases the geographical scope to include a fifth market, Vietnam, alongside the existing markets of Singapore, Malaysia, Thailand and Indonesia. As part of this transaction, Prudential has agreed to pay UOB an initial fee of $853 million (equivalent to SGD1,150 million) for distribution rights which are not dependent on future sales volumes. Of the $853 million, $301 million was paid in 2019, with another two instalments being payable in 2020 and 2021. After allowing for discounting, the amount included in additions in the table above is $834 million.

(b)
The DAC amount in respect of US arises in the insurance operations which comprises the following amounts:

	31 Dec 2019 $m	31 Dec 2018 $m

Variable annuity business	12,406	10,796
Other business	529	381
Cumulative shadow DAC (for unrealised gains/losses booked in other comprehensive income)*	(695)	(64)

Total DAC for US operations	12,240	11,113

*
A loss of $(631) million (2018: a gain of $328 million) for shadow DAC amortisation is booked within other comprehensive income to reflect the impact from the positive unrealised valuation movement of $4,023 million (2018: negative unrealised valuation movement of $(2,159) million). These adjustments reflect the movement from year to year, in the changes to the pattern of reported gross profit that would have happened if the assets reflected in the statement of financial position had been sold, crystallising the unrealised gains and losses, and the proceeds reinvested at the yields currently available in the market. At 31 December 2019, the cumulative shadow DAC balance as shown in the table above was negative $(695) million (31 December 2018: negative $(64) million).

(c)    Sensitivity of US DAC amortisation charge

The amortisation charge to the income statement in respect of the US DAC asset is reflected in both adjusted IFRS operating profit based on longer-term investment returns and short-term fluctuations in investment returns. The amortisation charge to adjusted IFRS operating profit based on longer-term investment returns in a reporting period comprises:

  –
  A core amount that reflects a relatively stable proportion of underlying premiums or profit; and
  –
  An element of acceleration or deceleration arising from market movements differing from expectations.

In periods where the cap and floor features of the mean reversion technique (which is used for moderating the effect of short-term volatility in investment returns) are not relevant, the technique operates to dampen the second element above. Nevertheless, extreme market movements can cause material acceleration or deceleration of amortisation in spite of this dampening effect.

Furthermore, in those periods where the cap or floor is relevant, the mean reversion technique provides no further dampening and additional volatility may result.

In 2019, the DAC amortisation charge for adjusted IFRS operating profit based on longer-term investment returns was determined after including a credit for decelerated amortisation of $280 million (2018: $259 million charge for acceleration). The deceleration arising in 2019 reflects a mechanical decrease in the projected separate account return for the next five years under the mean-reversion technique. Under this technique, the projected level of return for each of the next five years is adjusted so that, in combination with the actual rates of return for the preceding three years (including the current year), the assumed long-term annual separate account return of 7.4 per cent is realised on average over the entire eight-year period. The deceleration in DAC amortisation in 2019 is primarily driven by the actual separate account return in the year being higher than that assumed.

The application of the mean reversion formula (described in note A4.1) has the effect of dampening the impact of equity market movements on DAC amortisation while the mean reversion assumption lies within the corridor. At 31 December 2019, it would take approximate movements in separate account values of more than either negative 26 per cent or positive 49 per cent for mean reversion assumption to move outside the corridor.

(ii)  Deferred acquisition costs related to insurance and investment contracts

The movements in deferred acquisition costs relating to insurance and investment contracts are as follows:

	2019 $m		2018 $m

	Insurance contracts	Investment contracts	Insurance contracts	Investment contracts
		note		note

Balance at 1 January	12,758	99	12,406	85
Demerger of UK and Europe operations	(62)	(72)	–	–
Additions	1,411	11	1,324	35
Amortisation	699	(5)	(1,266)	(16)
Exchange differences	31	–	(34)	(5)
Change in shadow DAC related to movement in unrealised appreciation of debt securities classified as available-for-sale	(631)	–	328	–

Balance at 31 December	14,206	33	12,758	99

Note

All of the additions of investment contracts are through internal development. The carrying amount of the DAC balance comprises the following gross and accumulated amortisation amounts:

	31 Dec 2019 $m	31 Dec 2018 $m

Gross amount	34	231
Accumulated amortisation	(1)	(132)

Carrying amount	33	99

(iii)  PVIF and other intangibles attributable to shareholders

	2019 $m				2018 $m

	PVIF	Distribution rights	Other intangibles (including software)	Total	PVIF	Distribution rights	Other intangibles (including software)	Total
	note (a)	note (b)			note (a)	note (b)

Balance at 1 January
Cost	295	2,546	399	3,240	307	2,426	491	3,224
Accumulated amortisation	(252)	(587)	(250)	(1,089)	(258)	(423)	(334)	(1,015)

	43	1,959	149	2,151	49	2,003	157	2,209

Demerger of UK and Europe operations	(1)	–	(8)	(9)	–	–	–	–
Additions	–	1,110	69	1,179	–	242	65	307
Amortisation charge	(5)	(196)	(42)	(243)	(5)	(190)	(49)	(244)
Disposals and transfers	–	–	(11)	(11)	–	–	(19)	(19)
Exchange differences and other movements	1	98	4	103	(1)	(96)	(5)	(102)

Balance at 31 December	38	2,971	161	3,170	43	1,959	149	2,151

Comprising:
Cost	175	3,783	379	4,337	295	2,546	399	3,240
Accumulated amortisation	(137)	(812)	(218)	(1,167)	(252)	(587)	(250)	(1,089)

	38	2,971	161	3,170	43	1,959	149	2,151

Notes

(a)
All of the net PVIF balances relate to insurance contracts. The PVIF attaching to investment contracts have been fully amortised. Amortisation is charged over the period of provision of asset management services as those profits emerge.
(b)
Distribution rights relate to fees paid in relation to the bancassurance partnership arrangements for the bank distribution of Prudential's insurance products for a fixed period of time. The distribution rights amounts are amortised on a basis to reflect the pattern in which the future economic benefits are expected to be consumed by reference to new business production levels.

C6    Borrowings

C6.1
Core structural borrowings of shareholder-financed businesses

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

	31 Dec 2019 $m	31 Dec 2018 $m

Central operations:
Subordinated debt substituted to M&G plc in 2019:
£600m 5.56% (30 Jun and 31 Dec 2018: 5.0%) Notes 2055note(i)	–	753
£700m 6.34% (30 Jun and 31 Dec 2018: 5.7%) Notes 2063note(i)	–	886
£750m 5.625% Notes 2051	–	947
£500m 6.25% Notes 2068	–	634
US$500m 6.5% Notes 2048	–	498

Total subordinated debt substituted to M&G plc in 2019note(ii)	–	3,718

Subordinated and other debt not substituted to M&G plc:
US$250m 6.75% Notesnote(iii)	250	250
US$300m 6.5% Notesnote(iii)	300	299

Perpetual Subordinated Capital Securities	550	549

US$700m 5.25% Notes	700	700
US$1,000m 5.25% Notes	996	993
US$725m 4.375% Notes	721	720
US$750m 4.875% Notes	744	743

Perpetual Subordinated Capital Securities	3,161	3,156

€20m Medium Term Notes 2023	22	23
£435m 6.125% Notes 2031	571	549
£400m 11.375% Notes 2039note(iv)	–	508

Subordinated notes	593	1,080

Subordinated debt total	4,304	4,785
Senior debt:note(v)
£300m 6.875% Bonds 2023	392	375
£250m 5.875% Bonds 2029	298	283
Bank loansnote(vi)
$350m Loan 2024	350	–
£275m Loan 2022	–	350

Total debt not substituted to M&G plc in 2019	5,344	5,793

Total central operations	5,344	9,511
Jackson US$250m 8.15% Surplus Notes 2027note(vii)	250	250

Total core structural borrowings of shareholder-financed businessesnote(viii)	5,594	9,761

Notes

(i)
In 2019, the Group agreed with the holders of these two subordinated debt instruments that, in return for an increase in the coupon of the two instruments and upfront fees totalling $182 million for both instruments, they would permit the substitution of M&G plc as the issuer of the instruments, together with other modifications of terms to ensure the debt meet the requirements of Solvency II. In accordance with IAS 39, this has been accounted for as an extinguishment of the old debt and the issuance of new debt, recognised at fair value. The debt was substituted to M&G plc in October 2019. The $182 million of upfront fees have been paid by Prudential plc and have been treated as a non-operating expense from continuing operations.
(ii)
In 2019, Prudential plc transferred subordinated debt to M&G plc as part of the demerger. In addition to the subordinated debt held at 31 December 2018 as shown in the table above, the debt transferred included the further £300 million 3.875 per cent subordinated debt raised in July 2019
(iii)
These borrowings can be converted, in whole or in part, at the Company's option and subject to certain conditions, on any interest payment date, into one or more series of Prudential preference shares.
(iv)
In May 2019, the Company redeemed its £400 million 11.375 per cent Tier 2 subordinated notes.
(v)
The senior debt ranks above subordinated debt in the event of liquidation.
(vi)
The bank loan of $350 million was drawn in November 2019 at a cost of LIBOR plus 0.2 per cent. The loan matures on 7 November 2024. The £275 million bank loan was repaid by the Group in October 2019.
(vii)
Jackson's borrowings are unsecured and subordinated to all present and future indebtedness, policy claims and other creditor claims of Jackson.

(viii)
The changes in the carrying value of the structural borrowings of shareholder-financed businesses for the Group (including both continuing and discontinued operations) are analysed below:

	Cash movements $m				Non-cash movements $m

	Balance at beginning of year	Issue of debt	Redemption of debt	Payment for change to terms of debt	Foreign exchange movement	Demerger of UK and Europe operations	Other movements	Balance at end of year

2019	9,761	367	(504)	(182)	298	(4,161)	15	5,594
2018	8,496	2,079	(553)	(44)	(232)	–	15	9,761

C6.2 Operational borrowings

	31 Dec 2019 $m	31 Dec 2018 $m

Borrowings in respect of short-term fixed income securities programmes – commercial paper	520	601
Lease liabilities under IFRS 16note(a)	371	–
Non-recourse borrowings of consolidated investment fundsnote(b)	1,045	448

Bank loans and overdrafts	29	115
Finance lease liability under IAS 17note(a)	–	25
Other	377	82

Other borrowingsnote(c)	406	222

Operational borrowings attributable to shareholder-financed businesses	2,342	1,271

Non-recourse borrowings of consolidated investment fundsnote(b)	–	2,153
Lease liabilities under IFRS 16note(a)	259	–
Other borrowings	44	2,865

Operational borrowings attributable to with-profits businessesnote(d)	303	5,018

Total operational borrowings	2,645	6,289

Analysed as:
Total from continuing operations		1,160
Total from discontinued UK and Europe operations		5,129

		6,289

Notes

(a)
The Group adopted IFRS 16 that replaces IAS 17 as at 1 January 2019, using the modified retrospective approach. Under this approach, comparative information is not restated (as described in note A3). The finance lease liabilities recognised under IAS 17 in the comparative was principally held by the discontinued UK and Europe operations. Further details on the Group's IFRS 16 adoption and operating leases are provided in notes A3 and C13.
(b)
In all instances, the holders of the debt instruments issued by consolidated investment funds do not have recourse beyond the assets of those funds.
(c)
Other borrowings mainly include senior debt issued through the Federal Home Loan Bank of Indianapolis (FHLB), secured by collateral posted with the FHLB by Jackson.
(d)
Operational borrowings attributable to with-profits businesses at 31 December 2018 were mainly attributable to the discontinued UK and Europe operations ($4,994 million) held in consolidated investment funds.

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

Market and credit risk

Type of business	Investments/derivatives	Liabilities/unallocated surplus	Other exposure	Insurance and lapse risk

Asia insurance operations (see also section C7.2)
All business				Mortality and morbidity risk Persistency risk

With-profits business	Net neutral direct exposure (indirect exposure only)		Investment performance subject to smoothing through declared bonuses
Unit-linked business	Net neutral direct exposure (indirect exposure only)		Investment performance through asset management fees

Non-participating business	Asset/liability mismatch risk

	Credit risk	Interest rates for those operations where the basis of insurance liabilities is sensitive to current market movements

Interest rate and price risk

US insurance operations (see also section C7.3)
All business	Currency risk			Persistency risk

Variable annuity business	Net effect of market risk arising from incidence of guarantee features and variability of asset management fees offset by derivative hedging programme			Risk that utilisation of withdrawal benefits or lapse levels differ from those assumed in pricing

Fixed index annuity business	Derivative hedge programme to the extent not fully hedged against liability	Incidence of equity participation features and meeting contractual accumulation requirements		Minimal lapse risk

Fixed index annuities, Fixed annuities and GIC business	Credit risk and interest rate risk on investments Profit and loss and shareholders' equity are volatile for the incidence of these risks on unrealised appreciation of fixed income securities classified as available-for-sale under IAS 39	Interest rate risk on liabilities (meeting guaranteed rates of accumulation on fixed annuity products)	Spread difference between earned rate and rate credited to policyholders	Lapse risk, but the effects of extreme events may be mitigated by the application of market value adjustments

Detailed analyses of sensitivity of IFRS basis profit or loss and shareholders' equity to key market and other risks by business unit are provided in notes C7.2, C7.3 and C7.4. The sensitivity analyses provided show the effect on profit or loss and shareholders' equity to changes in the relevant risk variables, all of which are reasonably possible at the relevant balance sheet date. In the equity risk sensitivity analysis shown, the Group has considered the impact of an instantaneous 20 per cent fall in equity markets. If equity markets were to fall by more than 20 per cent, the Group believes that this would not be an instantaneous fall but rather would be expected to occur over a period of time during which the hedge positions within Jackson, where equity risk is greatest, would be rebalanced. The equity risk sensitivity analysis provided assumes that all equity indices fall by the same percentage.

The published sensitivities only allow for limited management actions such as changes to policyholder bonuses, where applicable. If the economic conditions set out in the sensitivities persisted, the financial impacts may differ to the instantaneous impacts. In this case management could also take additional actions to help mitigate the impact of these stresses, including (but not limited to) rebalancing investment portfolios, further market risk hedging, increased use of reinsurance, repricing of in-force benefits, changes to new business pricing and the mix of new business being sold.

Following the adoption of US dollar as the Group's presentation currency, the Group has no exposure to currency fluctuation from business units that operate in US dollars, or currencies pegged to the US dollar (such as Hong Kong dollars), and reduced exposure to currencies partially managed to the US dollar within a basket of currencies (such as Singapore dollars). Sensitivities to exchange rate movements in the Group's key markets are therefore expected to be limited.

Impact of diversification on risk exposure

The Group benefits from diversification benefits achieved through the geographical spread of the Group's operations and, within those operations, through a broad mix of product types. Relevant correlation factors include:

–
Correlation across geographic regions for both financial and non-financial risk factors; and
–
Correlation across risk factors for longevity risk, expenses, persistency and other risks.

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

C7.2    Asia insurance operations

Exposure and sensitivity of IFRS basis profit and shareholders' equity to market and other risks

The Asia operations sell with-profits and unit-linked policies, and the investment portfolio of the with-profits funds contains a proportion of equities. Shareholder exposure to market risk on these products is muted given the shareholders share this risk with the policyholders through its joint participation in with-profits funds results or through fees that vary with the size of the unit-linked funds. Non-participating business is largely backed by debt securities or deposits, which means that value of its assets fluctuate with interest rates. Depending on the reserving basis in the business unit, this may be offset by a consequential change in insurance liabilities as discount rates change accordingly. The Group's exposure to market risk arising from its Asia operations is therefore at modest levels.

Asia also sells regular premium health and protection business (which may attach to a unit-linked or other savings products). This exposes Asia to persistency, mortality and morbidity risk. This is discussed further below.

In summary, for Asia operations, the adjusted IFRS operating profit based on longer-term investment returns is mainly affected by the impact of market levels on unit-linked persistency and other insurance risks. At the total IFRS profit level, the Asia result is affected by short-term value movements on the asset portfolio for non-linked shareholder-backed business offset by the impact of changing interest rates on the discount rate used to determine insurance liabilities.

(i)  Sensitivity to interest rate risk

Excluding with-profits and unit-linked businesses, the results of the Asia business are sensitive to the movements in interest rates, as described above.

For the purposes of analysing sensitivity to variations in interest rates, reference has been made to the movements in the 10-year government bond rates of the regions. At 31 December 2019, 10-year government bond rates vary from region to region and range from 0.7 per cent to 7.2 per cent (31 December 2018: 0.9 per cent to 8.1 per cent).

For the sensitivity analysis as shown in the table below, the reasonably possible interest rate movement used is 1 per cent for all local business units (subject to a floor of zero).

The estimated sensitivity to the decrease and increase in interest rates is as follows:

	2019 $m		2018 $m

	Decrease of 1%	Increase of 1%	Decrease of 1%	Increase of 1%

Profit before tax attributable to shareholders	(705)	(744)	397	(430)
Related deferred tax (where applicable)	3	26	(19)	33

Net effect on profit after tax and shareholders' equity	(702)	(718)	378	(397)

The pre-tax impacts, if they arose, would mostly be recorded within short-term fluctuations in investments returns in the Group's segmental analysis of profit before tax.

The degree of sensitivity of the results of the non-linked shareholder-backed business of the Asia operations to movements in interest rates depends upon the degree to which the liabilities under the 'grandfathered' IFRS 4 measurement basis reflects market interest rates from year to year. This varies by local business unit. For example, for businesses applying US GAAP, the results can be more sensitive as the effect of interest rate movements on the backing investments may not be offset by liability movements. Further, the level of options and guarantees in the products written in the particular business unit will also affect the degree of sensitivity to interest rate movements. The direction of the sensitivity of the Asia operations as a whole in a given year can also be affected by a change in the geographical mix.

In addition, the degree of sensitivity of the results is dependent on the interest rate level at that point of time.

At 31 December 2018 the sensitivities were dominated by the impact of interest rate movements on the value of government and corporate bond investments, which are expected to increase in value as interest rates fall to a greater extent than the offsetting increase in liabilities (and vice versa if rates rise). This arises because the discount rate in some operations does not fluctuate in line with interest rate movements. This feature remains for most local business units at 31 December 2019 and is evident in the 'increase of 1%' sensitivity. The 'decrease of 1%' sensitivity at 31 December 2019 reflects that some local business units' liabilities become more sensitive at lower interest rates and the fluctuations in liabilities begin to exceed asset gains. As noted above, the results only allow for limited management actions, and if such economic conditions persisted management could take additional actions to help mitigate the impact of these stresses, including (but not limited to) rebalancing investment portfolios, increased use of reinsurance, changes to new business pricing and the mix of new business being sold.

(ii)  Sensitivity to equity price risk

The non-linked shareholder-backed business has limited exposure to equity and property investment (31 December 2019: $3,480 million; 31 December 2018: $2,740 million). The increase in 2019 reflects higher equity markets and business growth. Generally, changes in equity and property investment values are not directly offset by movements in non-linked policyholder liabilities. Movements in equities backing with-profits and unit-linked business have been excluded as they are generally matched by an equal movement in insurance liabilities (including unallocated surplus of with-profits funds).

The estimated sensitivity to a 10 per cent and 20 per cent change in equity and property prices for shareholder-backed Asia other business (including those held by the Group's joint venture and associate businesses), which would be reflected in short-term fluctuations in investment returns of the Group's segmental analysis of profit before tax, is as follows:

	2019 $m		2018 $m

	Decrease of 20%	Decrease of 10%	Decrease of 20%	Decrease of 10%

Profit before tax attributable to shareholders	(864)	(432)	(709)	(355)
Related deferred tax (where applicable)	48	24	21	10

Net effect on profit after tax and shareholders' equity	(816)	(408)	(688)	(345)

A 10 or 20 per cent increase in equity and property values would have an approximately equal and opposite net effect on profit and shareholders' equity to the sensitivities shown above. The impacts at 31 December 2019 are similar to those at 31 December 2018, and reflect the growth in the business.

(iii)  Sensitivity to insurance risk

In Asia, adverse persistency experience can impact the IFRS profitability of certain types of business written in the region. This risk is managed at a local business unit level through regular monitoring of experience and the implementation of management actions as necessary. These actions could include product enhancements, increased management focus on premium collection, as well as other customer retention efforts. The potential financial impact of lapses is often mitigated through the specific features of the products, eg surrender charges, or through the availability of premium holiday or partial withdrawal policy features. The reserving basis in Asia is such that a change in lapse assumptions has an immaterial effect on immediate profitability.

Many of the business units in Asia are exposed to mortality and morbidity risk and a provision is made within policyholder liabilities to cover the potential exposure. If all these assumptions were strengthened by 5 per cent then it is estimated that post-tax profit and shareholders' equity would decrease by approximately

$77 million (2018: $73 million). Weakening these assumptions by 5 per cent would have a similar equal and opposite impact.

C7.3    US insurance operations

Exposure and sensitivity of IFRS basis profit and shareholders' equity to market and other risks

Jackson's reported adjusted IFRS operating profit based on longer-term investment returns is sensitive to market conditions, both with respect to income earned on spread-based products and indirectly with respect to income earned on variable annuity asset management fees. Jackson's main exposures to market risk are to interest rate risk and equity risk.

Jackson is exposed primarily to the following risks:

Risks		Risk of loss

Equity risk	—	Related to the incidence of benefits related to guarantees issued in connection with its variable annuity contracts; and

Interest rate risk	—	Related to meeting contractual accumulation requirements in fixed index annuity contracts.
	—	Related to meeting guaranteed rates of accumulation on fixed annuity and interest sensitive life products following a sustained fall in interest rates;
	—	Related to increases in the present value of projected benefits related to guarantees issued in connection with its variable annuity contracts following a sustained fall in interest rates especially if in conjunction with a fall in equity markets;
	—	Related to the surrender value guarantee features attached to the Company's fixed annuity and interest sensitive life products and to policyholder withdrawals following a sharp and sustained increase in interest rates; and
	—	The risk of mismatch between the expected duration of certain annuity liabilities and prepayment risk and extension risk inherent in mortgage-backed securities.

A prolonged low interest rate environment may result in a lengthening of maturities of the fixed annuity and interest-sensitive life contract holder liabilities from initial estimates, primarily due to lower policy lapses. As interest rates remain at low levels, Jackson may also have to reinvest the cash it receives as interest or proceeds from investments that have matured or that have been sold at lower yields, reducing its investment margins. Moreover, borrowers may prepay or redeem the securities in their investment portfolios with greater frequency in order to borrow at lower market rates, which exacerbates this risk. The majority of Jackson's fixed annuities, variable annuity fixed account options and life products were designed with contractual provisions that allow crediting rates to be re-set annually, subject to minimum crediting rate guarantees.

Jackson's derivative programme, which is described in note C3.4(b), is used to manage the economic interest rate risk associated with a broad range of products and equity market risk attaching to its equity-based products. Movements in equity markets, equity volatility, interest rates and credit spreads materially affect the carrying value of derivatives that are used to manage the liabilities to policyholders and backing investment assets. Movements in the carrying value of derivatives combined with the use of US GAAP measurement (as 'grandfathered' under IFRS 4) for the insurance contracts assets and liabilities, which is largely insensitive to current period market movements, mean that the Jackson total profit (ie including short-term fluctuations in investment returns) is sensitive to market movements. In addition to these effects the Jackson shareholders' equity is sensitive to the impact of interest rate and credit spread movements on the value of fixed income securities. Movements in unrealised appreciation on these securities are included as movement in shareholders' equity (ie outside the income statement).

(i)  Sensitivity to equity risk

Jackson had variable annuity contracts with guarantees, for which the net amount at risk (NAR) is defined as the amount of guaranteed benefit in excess of current account value, as follows:

31 Dec 2019	Minimum return‡ %	Account value $m	Net amount at risk $m	Weighted average attained age Years	Period until expected annuitisation Years

Return of net deposits plus a minimum return
GMDB	0-6%	150,576	2,477	66.9 years
GMWB – premium only	0%	2,753	16
GMWB*	0-5%‡	257	14
GMAB – premium only	0%	37	–
Highest specified anniversary account value minus withdrawals post-anniversary
GMDB		12,547	69	67.7 years
GMWB – highest anniversary only		3,232	51
GMWB*		698	52
Combination net deposits plus minimum return, highest specified anniversary account value minus withdrawals post-anniversary
GMDB	0-6%	8,159	687	70.0 years
GMIB†	0-6%	1,688	616		0.5 years
GMWB*	0-8%‡	140,529	7,160

31 Dec 2018	Minimum return %	Account value $m	Net amount at risk $m	Weighted average attained age Years	Period until expected annuitisation Years

Return of net deposits plus a minimum return
GMDB	0-6%	125,644	5,652	66.5 years
GMWB – premium only	0%	2,450	80
GMWB*	0-5%‡	251	25
GMAB – premium only	0%	34	–
Highest specified anniversary account value minus withdrawals post-anniversary
GMDB		10,865	1,418	67.1 years
GMWB – highest anniversary only		2,827	400
GMWB*		682	113
Combination net deposits plus minimum return, highest specified anniversary account value minus withdrawals post-anniversary
GMDB	0-6%	6,947	1,550	69.5 years
GMIB†	0-6%	1,599	825		0.1 years
GMWB*	0-8%‡	116,902	21,442

*
Amounts shown for GMWB comprise sums for the 'not for life' portion (where the guaranteed withdrawal base less the account value equals to the net amount at risk (NAR)), and a 'for life' portion (where the NAR has been estimated as the present value of future expected benefit payment remaining after the amount of the 'not for life' guaranteed benefits is zero).

†
The GMIB guarantees are substantially reinsured.

‡
Ranges shown based on simple interest. The upper limits of 5 per cent or 8 per cent simple interest are approximately equal to 4.1 per cent and 6 per cent respectively, on a compound interest basis over a typical 10-year bonus period. For example 1 + 10 × 0.05 is similar to 1.04 growing at a compound rate of 4 per cent for a further nine years. The "Combination GMWB" category also includes benefits with a defined increase in the withdrawal percentage under pre-defined non-market conditions.

Account balances of contracts with guarantees were invested in variable separate accounts as follows:

Mutual fund type:	31 Dec 2019 $m	31 Dec 2018 $m

Equity	121,520	99,834
Bond	19,341	17,705
Balanced	30,308	25,349
Money market	956	1,049

Total	172,125	143,937

As noted above, Jackson is exposed to equity risk through the options embedded in the fixed index annuity liabilities and guarantees included in certain variable annuity benefits as illustrated above. This risk is managed using an equity hedging programme to minimise the risk of a significant economic impact as a result of increases or decreases in equity market levels. Jackson purchases futures and options that hedge the risks inherent in these products, while also considering the impact of rising and falling guaranteed benefit fees.

Due to the nature of valuation under IFRS of the free-standing derivatives and the variable annuity guarantee features, this hedge, while highly effective on an economic basis, would not automatically offset within the financial statements as the impact of equity market movements resets the free-standing derivatives immediately while the hedged liabilities reset more slowly and fees are recognised prospectively in the period in which they are earned. Jackson's hedging programme is focused on managing the economic risks in the business and protecting statutory solvency in the circumstances of large market movements. The hedging programme does not aim to hedge IFRS accounting results, which can lead to volatility in the IFRS results in a period of significant market movements, as was seen in 2019.

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

Sensitivity to equity risk – Jackson	2019 $m				2018 $m

	Decrease		Increase		Decrease		Increase

	of 20%	of 10%	of 20%	of 10%	of 20%	of 10%	of 20%	of 10%

Profit before tax (net of related changes in amortisation of DAC)	964	256	1,848	770	1,347	544	74	(159)
Related deferred tax	(202)	(54)	(388)	(162)	(282)	(115)	(15)	33

Net effect on profit after tax and shareholders' equity*	762	202	1,460	608	1,065	429	59	(126)

*
The table above has been prepared to exclude the impact of the instantaneous equity movements on the separate account fees. The sensitivity movements shown include those relating to the fixed index annuity and the reinsurance of GMIB guarantees.

The above sensitivities assume instantaneous market movements while the actual impact on financial results would vary contingent upon the volume of new product sales and lapses, changes to the derivative portfolio, correlation of market returns and various other factors including volatility, interest rates and elapsed time.

The directional movements in the sensitivities reflect the hedging programme in place at 31 December 2019 and 2018 respectively. The impacts shown under a decrease in equity markets reflect the mismatch discussed in note B1.2(ii)(a), with the gains on equity derivatives exceeding the increase in IFRS liabilities given the measurement basis applied. Following the equity market gains during 2019, the equity call options held at 31 December 2019 act to limit losses on equity derivatives under equity market increases. If equity markets therefore increase the main effect is a reduction in liabilities as guarantees move further out-of-the-money. The sensitivities above reflect the actual hedging portfolio at 31 December 2019 and the nature of Jackson's dynamic hedging programme means that the portfolio, and hence the results of these sensitivities, will change on an ongoing basis.

(ii)  Sensitivity to interest rate risk

Except in the circumstances of interest rate scenarios where the guarantee rates included in contract terms are higher than crediting rates that can be supported from assets held to cover liabilities, the IFRS measurement basis of fixed annuity liabilities of Jackson's products is not generally sensitive to interest rate risk. This position derives from the nature of the products and the US GAAP basis of measurement. The GMWB features attached to variable annuity business (other than 'for life' components) are accounted for under US GAAP at fair-value and, therefore, will be sensitive to changes in interest rates, as discount rates and fund earned rates will be updated on an ongoing basis.

Debt securities and related derivatives are marked to fair value. Value movements on derivatives, again net of related changes to amortisation of DAC and deferred tax, are recorded within the income statement. Fair value movements on debt securities, net of related changes to amortisation of DAC and deferred tax, are recorded within other comprehensive income. The estimated sensitivity of these items and policyholder liabilities to a 1 per cent and 2 per cent decrease (with no floor of zero applied) and increase in interest rates is as follows:

	2019 $m				2018 $m

	Decrease		Increase		Decrease		Increase

	of 2%	of 1%	of 2%	of 1%	of 2%	of 1%	of 2%	of 1%

Profit or loss:
Profit before tax (net of related changes in amortisation of DAC)	(6,238)	(2,815)	3,914	2,141	(4,502)	(2,188)	2,815	1,530
Related deferred tax	1,310	591	(822)	(450)	945	460	(591)	(321)

Net effect on profit after tax	(4,928)	(2,224)	3,092	1,691	(3,557)	(1,728)	2,224	1,209

Other comprehensive income:
Direct effect on carrying value of debt securities (net of related changes in amortisation of DAC)	5,342	2,840	(5,342)	(2,840)	5,265	2,988	(5,265)	(2,988)
Related deferred tax	(1,122)	(596)	1,122	596	(1,105)	(628)	1,105	628

Net effect on other comprehensive income	4,220	2,244	(4,220)	(2,244)	4,160	2,360	(4,160)	(2,360)

Total net effect on shareholders' equity	(708)	20	(1,128)	(553)	603	632	(1,936)	(1,151)

These sensitivities above are shown for interest rates in isolation only and do not include other movements in credit risk that may affect credit spreads and valuations of debt securities. Similar to the sensitivity to equity risk, the sensitivity movements provided in the table above are at a point in time and reflect the hedging programme in place on the balance sheet date, while the actual impact on financial results would vary contingent upon a number of factors. The increase in the magnitude of the sensitivities at 31 December 2019 mainly reflects the lower interest rates at 31 December 2019 and the consequential reduction on assumed future separate account return, that is based on risk-free rates under grandfathered US GAAP. This has the effect of the IFRS liability reflecting a greater potential for policyholder payments under the variable annuity guarantees as interest rates fall. Jackson's hedging programme is focused on managing the economic risks in the business and protecting statutory solvency under large market movements, and does not aim to hedge the IFRS accounting results.

(iii)  Sensitivity to insurance risk

Jackson is sensitive to mortality risk, lapse risk and other types of policyholder behaviour, such as the utilisation of its GMWB product features. Jackson's persistency assumptions reflect a combination of recent experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. These assumptions vary by relevant factors, such as product, policy duration, attained age and for variable annuity lapse assumptions, the extent to which guaranteed benefits are 'in the money' relative to policy account values. Changes in these assumptions, which are assessed on an annual basis after considering recent experience, could have a material impact on policyholder liabilities and therefore on profit before tax. Any changes in these assumptions are recorded within short-term fluctuations in investment returns in the Group's supplementary analysis of profit (see note B1.2).

In addition, in the absence of hedging, equity and interest rate movements can both cause a loss directly or an increased future sensitivity to policyholder behaviour. Jackson has an extensive derivative programme that seeks to manage the exposure to such altered equity markets and interest rates.

Note A4.1 describes the methodology applied by Jackson to amortise deferred acquisition costs. The amount of amortisation charged in any one period is sensitive to separate account investment returns.

C7.4    Asset management and other operations

(i)  Asset management

The profit for the year of asset management operations are sensitive to the level of assets under management, as this significantly affects the value of management fees earned by the business in the current and future years. The Group's asset management operations do not hold significant financial investments.

(ii)  Other operations

At 31 December 2019, the financial investments of the other operations are principally short-term treasury bills held by the Group's treasury function for liquidity purposes and so there is limited sensitivity to credit risk and interest rate movements.

C8    Tax assets and liabilities

Accounting policies on deferred tax are included in note B4.

C8.1    Current tax

At 31 December 2019, of the $492 million (31 December 2018: $476 million from continuing operations) current tax recoverable, the majority is expected to be recovered more than twelve months after the reporting period.

At 31 December 2019, the current tax liability of $396 million (31 December 2018: $411 million from continuing operations) includes $198 million (31 December 2018: $190 million from continuing operations) of provisions for uncertain tax matters. Further detail is provided in note B4.

C8.2    Deferred tax

The statement of financial position contains the following deferred tax assets and liabilities in relation to:

	2019 $m
	Balance at 1 Jan	Demerger of UK and Europe operations	Movement in income statement	Movement through other comprehensive income and equity	Other movements including foreign currency movements	Balance at 31 Dec

Deferred tax assets
Unrealised losses or gains on investments	144	–	(16)	–	(128)	–
Balances relating to investment and insurance contracts	1	–	60	–	(29)	32
Short-term temporary differences	2,979	(146)	1,069	(15)	1	3,888
Capital allowances	19	(14)	(3)	–	(1)	1
Unused tax losses	162	–	8	–	(16)	154

Total	3,305	(160)	1,118	(15)	(173)	4,075

Deferred tax liabilities
Unrealised losses or gains on investments	(1,104)	1,053	(231)	(713)	118	(877)
Balances relating to investment and insurance contracts	(1,276)	–	(246)	–	15	(1,507)
Short-term temporary differences	(2,671)	233	(414)	19	(14)	(2,847)
Capital allowances	(71)	65	–	–	–	(6)

Total	(5,122)	1,351	(891)	(694)	119	(5,237)

Of the short-term temporary differences of $3,888 million relating to deferred tax assets, $3,068 million relating to the US insurance operations is expected to be recovered in line with the run off of the in-force book, and the majority of the remaining balances are expected to be recovered within 5 years.

The deferred tax balances are further analysed as follows:

	Deferred tax assets		Deferred tax liabilities
	31 Dec 2019 $m	31 Dec 2018 $m	31 Dec 2019 $m	31 Dec 2018 $m

Asia operations	270	152	(2,146)	(1,601)
US operations	3,804	2,923	(3,091)	(2,150)
Other operations	1	70	–	(20)

Total continuing operations	4,075	3,145	(5,237)	(3,771)
Discontinued UK and Europe operations	–	160	–	(1,351)

Total Group	4,075	3,305	(5,237)	(5,122)

The taxation regimes applicable across the Group often apply separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a trading or capital nature may affect the recognition of deferred tax assets. For the 2019 results and financial position at 31 December 2019, the following tax benefits and losses have not been recognised:

	31 Dec 2019 $m		31 Dec 2018 $m

	Tax benefits	Losses	Tax benefits			Losses

			Continuing	Discontinued	Total group	Continuing	Discontinued	Total group
Trading losses	36	175	61	1	62	301	6	307
Capital losses	1	5	55	7	62	270	38	308

Of the benefit from unrecognised trading losses, $34 million will expire within the next ten years and the rest have no expiry date.

Some of the Group's businesses are located in jurisdictions in which a withholding tax charge is incurred upon the distribution of earnings. At 31 December 2019, deferred tax liabilities of $247 million (2018: $149 million from continuing operations) have not been recognised in respect of such withholding taxes as the Group is able to control the timing of the distributions and it is probable that the timing differences will not reverse in the foreseeable future.

C9    Defined benefit pension schemes

The Group has historically operated a number of defined benefit pension schemes in the UK, with all pension surplus and deficit attributable to subsidiaries of M&G plc except for 30 per cent of the surplus attaching to the Prudential Staff Pension Scheme (PSPS), which was allocated to Prudential plc. In preparation for the demerger of M&G plc, at 30 June 2019, the 30 per cent of surplus attaching to PSPS was formally reallocated to M&GPrudential Services Limited. All UK schemes left the Group upon the demerger of M&G plc and Prudential plc will incur no further costs in respect of these schemes. Outside of the UK, there are two small defined benefit schemes in Taiwan which have negligible deficits.

C10    Share capital, share premium and own shares

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

	2019			2018
Issued shares of 5p each fully paid	Number of ordinary shares	Share capital $m	Share premium $m	Number of ordinary shares	Share capital $m	Share premium $m

Balance at 1 January	2,593,044,409	166	2,502	2,587,175,445	175	2,635
Shares issued under share-based schemes	8,115,540	–	22	5,868,964	1	22
Impact of change in presentation currency	–	6	101	–	(10)	(155)

Balance at 31 December	2,601,159,949	172	2,625	2,593,044,409	166	2,502

Options outstanding under save as you earn schemes to subscribe for shares at each year end shown below are as follows:

		Share price range
	Number of shares to subscribe for			Exercisable by year
		from	to

31 Dec 2019	3,805,447	1,104p	1,455p	2025
31 Dec 2018	4,885,804	901p	1,455p	2024

Transactions by Prudential plc and its subsidiaries in Prudential plc shares

The Group buys and sells Prudential plc shares ('own shares') either in relation to its employee share schemes or up until the demerger of its UK and Europe operations via transactions undertaken by authorised investment funds that the Group is deemed to control. The cost of own shares of $183 million at 31 December 2019 (31 December 2018: $217 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans. At 31 December 2019, 8.4 million (31 December 2018: 9.6 million) Prudential plc shares with a market value of $161 million (31 December 2018: $172 million) were held in such trusts, all of which are for employee incentive plans. The maximum number of shares held during the year was 14.1 million which was in March 2019.

Within the trusts, shares are notionally allocated by business unit reflecting the employees to which the awards were made. On demerger, shares allocated to M&G plc were transferred to a separate trust established by M&G plc.

The Company purchased the following number of shares in respect of employee incentive plans. The shares purchased each month are as follows:

		2019 share price				2018 share price
	Number of shares				Number of shares
		Low	High	Cost*		Low	High	Cost*

		£	£	$		£	£	$
January	75,165	14.25	14.29	1,384,926	51,555	19.18	19.40	1,378,409
February	71,044	15.00	15.18	1,390,865	55,765	17.91	18.10	1,402,089
March	68,497	15.20	16.32	1,385,182	55,623	18.25	18.54	1,432,155
April	2,638,429	15.65	16.73	54,052,710	1,664,334	16.67	17.95	40,997,710
May	73,417	16.35	16.45	1,550,109	63,334	18.91	19.38	1,636,433
June	217,800	16.20	16.36	4,484,773	181,995	18.21	18.65	4,432,511
July	60,514	17.47	17.71	1,321,427	55,888	17.68	17.86	1,308,608
August	72,671	14.86	15.21	1,318,593	60,384	18.04	18.10	1,404,285
September	73,284	14.14	14.76	1,318,767	82,612	16.95	16.98	1,829,814
October	178,359	13.78	14.24	3,148,811	148,209	15.62	16.84	3,223,238
November	75,904	13.38	13.85	1,309,146	67,162	15.95	15.96	1,382,514
December	68,573	13.07	13.13	1,178,206	73,744	13.99	14.30	1,323,949

Total	3,673,657			73,843,515	2,560,605			61,751,715

*
The cost in US dollars for the shares purchased each month shown has been calculated from the share prices in pounds sterling using the monthly average exchange rate.

Prior to the demerger of UK and Europe operations in October 2019, the Group consolidated a number of authorised investment funds of M&G plc that hold shares in Prudential plc. In the prior year, at 31 December 2018, the total number of shares held by these funds was 3.0 million and the cost of acquiring these shares of $25 million was included in the cost of own shares. The market value of these shares as at 31 December 2018 was $53 million. These funds were deconsolidated upon the demerger.

All share transactions were made on an exchange other than the Stock Exchange of Hong Kong.

Other than set out above, the Group did not purchase, sell or redeem any Prudential plc listed securities during 2019 or 2018.

C11    Provisions

	31 Dec 2019 $m	31 Dec 2018 $m

Provision in respect of defined benefit pension schemesC9	1	222
Other provisionsnote	465	1,151

Total provisions	466	1,373

Analysed as:
Continuing operations		427
Discontinued UK and Europe operations		946

		1,373

Note

Analysis of movement in other provisions:

	2019 $m	2018 $m

Balance at 1 January	1,151	1,275
Demerger of UK and Europe operations	(725)	–
Charged to income statement:
Additional provisions	188	307
Unused amounts released	(7)	(24)
Utilisation during the year	(154)	(349)
Exchange differences	12	(58)

Balance at 31 December	465	1,151

Other provisions for continuing operations comprise staff benefits provisions of $408 million (31 December 2018: $364 million) that are generally expected to be paid out within the next three years and other provisions of $57 million (31 December 2018: $63 million).

C12    Capital

C12.1    Group objectives, policies and processes for managing capital

(i)
Capital measure

The Group manages its Group LCSM available capital as its measure of capital. At 31 December 2019 estimated Group shareholder LCSM available capital is $14.0 billion (31 December 2018: $13.5 billion).

(ii)
External capital requirements

Following the demerger of the UK and Europe operations from Prudential plc, the Hong Kong Insurance Authority (IA) has assumed the role of the group-wide supervisor for the Prudential Group with the Group no longer subject to Solvency II capital requirements. Ultimately, Prudential plc will become subject to the Group Wide Supervision (GWS) framework which is currently under development by the Hong Kong IA and is expected to be finalised in the second half of 2020.

Until Hong Kong's GWS framework comes into force, Prudential will apply the local capital summation method (LCSM) that has been agreed with the Hong Kong IA to determine group regulatory capital requirements (both minimum and prescribed levels). The LCSM surplus represents the summation of available capital across local solvency regimes for regulated entities of the Group and IFRS net assets (with some adjustments) for non-regulated entities less the summation of local statutory capital requirements across the Group, with no allowance for diversification between business operations.

(iii)
Meeting of capital management objectives

The Group minimum capital requirement has been met during 2019. Prior to the demerger of the UK and Europe operations, the Group capital requirement was met in accordance with the Solvency II regime.

As well as holding sufficient capital to meet LCSM requirements at Group level, the Group also closely manages the cash it holds within its central holding companies so that it can:

–
Maintain flexibility, fund new opportunities and absorb shock events;
–
Fund dividends; and
–
Cover central costs and debt payments.

More details on holding company cash flows and balances are given in section I(iii) of the Additional unaudited financial information.

Reserve adequacy testing under a range of scenarios and dynamic solvency testing is carried out, including under certain scenarios mandated by the US and Asia regulators.

The Group manages its assets, liabilities and capital locally, in accordance with local regulatory requirements and reflecting the different types of liabilities in each business unit. As a result of the diversity of products offered by Prudential and the different regulatory regimes under which it operates, the Group employs differing methods of asset/liability and capital management, depending on the business concerned.

The sensitivity of liabilities and other components of total capital vary depending upon the type of business concerned and this conditions the approach to asset/liability management.

C12.2    Local capital regulations

(i)
Asia insurance operations

The local valuation basis for the assets, liabilities and capital requirements of significant operations in Asia are:

China JV

A risk-based capital, risk management and governance framework, known as the China Risk Oriented Solvency System (C-ROSS), applies in China. Under C-ROSS, insurers are required to maintain a core solvency ratio (core capital over minimum capital) and a comprehensive solvency ratio (available capital over minimum capital) of not lower than 50 per cent and 100 per cent, respectively. The China Banking Insurance Regulatory Commission is in the process of reviewing the C-ROSS formulae and parameters. The exact timing of updates is uncertain.

The actual capital is the difference between the admitted assets and admitted liabilities with trading and available-for-sale assets marked-to-market and other assets at book value. Policyholder liabilities are based on a gross premium valuation method using best estimate assumptions with a separate risk margin.

Hong Kong

The capital requirements set out in the regulations vary by underlying risk type and duration of liabilities, but are generally determined as a percentage of mathematical reserves and capital at risk.

Mathematical reserves are based on a net premium valuation method using assumptions which include a suitable margin for prudence. The valuation interest rate used to calculate these reserves is subject to a maximum that reflects a blend between the risk-adjusted portfolio yield and the reinvestment yield. The approach used to determine the reinvestment yield for reserving allows for average yields thus the impact of movements in interest rates are reflected in the valuation interest rate over time. The available capital is based on assets that are marked-to-market. The Hong Kong IA is in the process of developing a risk-based capital framework, targeted to be introduced by 2024, and has performed several quantitative impact studies over the past few years.

Indonesia

Solvency capital is determined using a risk-based capital approach. The available capital is based on assets that are marked-to-market, with policyholder liabilities based on a gross premium valuation method using best estimate assumptions with a suitable margin for prudence. Liabilities are zeroised at a policy level (i.e. negative liabilities are not permitted at a policy level). For unit-linked policies an unearned premium reserve is established.

Malaysia

A risk-based capital framework applies in Malaysia. The local regulator, Bank Negara Malaysia (BNM), has set a Supervisory Target Capital Level of 130 per cent below which supervisory actions of increasing intensity will be taken. Each insurer is also required to set its own Individual Target Capital Level to reflect its own risk profile and this is expected to be higher than the Supervisory Target Capital Level.

The available capital is based on assets that are marked-to-market, with policyholder liabilities based on a gross premium valuation method using best estimate assumptions with a suitable margin for prudence. Liabilities are zeroised at a fund level (i.e. negative liabilities are not permitted at a fund level). The BNM has initiated a review of its RBC framework. An exposure draft on valuation of liabilities was issued in December 2019 to gather industry feedback. The exact timing of implementation of potential revisions is uncertain.

Market liberalisation measures were introduced by BNM in April 2009, which increases the limit from 49 per cent to 70 per cent on foreign equity ownership for insurance companies and Takaful operators in Malaysia. A higher foreign equity limit beyond 70 per cent for insurance companies will be considered by BNM on a case by case basis for companies who support expansion of insurance provision to the most vulnerable in Malaysian society.

Singapore

A risk-based capital framework applies in Singapore. The regulator also has the authority to direct that the insurer satisfies additional capital adequacy requirements in addition to those set forth under the Singapore Insurance Act if it considers such additional requirements appropriate. The available capital is based on assets that are marked-to-market, with policyholder liabilities based on a gross premium valuation method using best estimate assumptions with a suitable margin for prudence. Liabilities are zeroised at a policy level (i.e. negative liabilities are not permitted at a policy level). The updated risk-based capital framework (RBC2) will come into effect on 31 March 2020.

(ii)
US insurance operations

The regulatory framework for Jackson is governed by the requirements of the US NAIC-approved Risk-Based Capital standards. Under these requirements life insurance companies report using a formula-based capital standard, which includes components calculated by applying after-tax factors to various asset, premium and reserve items and a separate model-based component for market risk and interest rate risk associated primarily with variable annuity products. The 31 December 2019 Jackson local statutory results reflect early adoption of the NAIC regulatory framework reforms at the valuation date as agreed with the Department of Insurance Financial Services (DIFS), and Jackson's decision not to renew its long-standing permitted practice with the DIFS, which allowed certain derivative instruments, taken out to protect Jackson against declines in long-term interest rates, to be included at book value in the local statutory returns. At 31 December 2019, these derivatives were held at fair value.

(iii)
Asset management operations – regulatory and other surplus

Certain asset management subsidiaries of the Group are subject to local regulatory requirements. The movement in the year of the estimated surplus regulatory capital position of those subsidiaries, combined with the movement in the IFRS basis shareholders' funds for unregulated asset management operations, is as follows:

	2019 $m				2018 $m
Regulatory and other surplus	Eastspring Investments	US	M&G	Total asset management	Total asset management

Balance at 1 January	374	51	846	1,271	1,185
Demerger of UK and Europe operations			(846)	(846)	–
Gains during the year	214	24	–	238	701
Movement in capital requirement	(32)	–	–	(32)	(7)
Capital injection	20	(30)	–	(10)	135
Distributions made to the parent company	(173)	(40)	–	(213)	(531)
Exchange and other movements	(27)	1	–	(26)	(212)

Balance at 31 December	376	6	–	382	1,271

C12.3    Transferability of available capital

For Asia, the amounts retained within the insurance companies are at levels that provide an appropriate level of capital strength in excess of the local regulatory minimum. The businesses in Asia may, in general, remit dividends to parent entities, provided the statutory insurance fund meets the local regulatory solvency requirements and there are sufficient statutory accounting profits. For with-profits funds, the excess of assets over liabilities is retained within the funds, with distribution to shareholders tied to the shareholders' share of declared bonuses.

For Jackson, capital retention is maintained at a level consistent with an appropriate rating by Standard & Poor's (currently rated AA-). Jackson can pay dividends on its capital stock only out of earned surplus unless prior regulatory approval is obtained. Furthermore, dividends that exceed the greater of statutory net gain from operations less net realised investments losses for the prior year or 10 per cent of Jackson's prior year end statutory surplus, excluding any increase arising from the application of permitted practices, require prior regulatory approval.

Available capital of the non-insurance business units is transferable after taking account of an appropriate level of operating capital, based on local regulatory solvency requirements, where relevant.

C13    Property, plant and equipment

Property, plant and equipment comprise Group occupied properties and tangible assets. Following the adoption of IFRS 16 on 1 January 2019 (as described in note A3), property, plant and equipment also includes right-of-use assets for operating leases of properties occupied by the Group and leases of equipment and other tangible assets. All property, plant and equipment, including the right-of-use assets under operating leases, are held at cost less cumulative depreciation calculated using the straight-line method.

The Group does not have any right-of-use assets that would meet the definition of investment property. As at 31 December 2019, total right-of-use assets comprised $569 million of property and $24 million of non-property assets, of which $18 million are attributable to shareholders.

Extension and termination options are included in a number of property and equipment leases across the Group. These are used to maximise operational flexibility in terms of managing the assets used in the Group's operations. The majority of extension and termination options held are exercisable only by the Group and not by the respective lessor. The Group assesses at lease commencement whether it is reasonably certain to exercise the option. This assertion is revisited if there is a material change in circumstances. The undiscounted value of lease payments beyond the break period not recognised in the lease liabilities as at 31 December 2019 is $185 million.

A reconciliation of the carrying amount of these items from the beginning of the year to the end of the year is as follows:

	2019 $m				2018 $m
	Group occupied property	Tangible assets	Right-of- use assets	Total	Group occupied property	Tangible assets	Total

Balance at 1 January
Cost	525	2,089	–	2,614	496	1,408	1,904
Accumulated depreciation	(105)	(714)	–	(819)	(97)	(740)	(837)

Opening net book amount	420	1,375	–	1,795	399	668	1,067
Demerger of UK and Europe operations	(143)	(1,170)	–	(1,313)
Recognition of right-of-use asset on initial application of IFRS 16	–	–	527	527
Arising on acquisitions of subsidiaries	6	13	1	20	6	691	697
Additions	1	63	196	260	47	339	386
Depreciation and impairment charge	(9)	(77)	(141)	(227)	(14)	(170)	(184)
Disposals and transfers	–	(11)	1	(10)	(11)	(92)	(103)
Effect of movements in exchange rates	–	4	9	13	(7)	(61)	(68)

Balance at 31 December	275	197	593	1,065	420	1,375	1,795

Representing:
Cost	351	687	734	1,772	525	2,089	2,614
Accumulated depreciation	(76)	(490)	(141)	(707)	(105)	(714)	(819)

Closing net book amount	275	197	593	1,065	420	1,375	1,795

Analysed as:
Continuing operations					277	205	482
Discontinued operations					143	1,170	1,313

					420	1,375	1,795

The Group has non-cancellable property subleases which have been classified as operating leases in 2019 under IFRS 16. The sublease rental income received for the leases is $11 million in 2019.

Tangible assets from continuing operations

At 31 December 2019, of the $197 million (31 December 2018: $205 million) tangible assets, $83 million (31 December 2018: $94 million) were held by the Group's with-profits businesses.

Capital expenditure: property, plant and equipment by segment

The capital expenditure in 2019 of $64 million (2018: $386 million of which $133 million related to continuing operations) arose as follows: $44 million (2018: $69 million) in Asia and $5 million (2018: $62 million) in US with the remaining balance of $15 million (2018: $2 million) arising from unallocated corporate expenditure.

D    OTHER INFORMATION

D1    Gain (loss) on disposal of business and corporate transactions

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

D1.1 Gain (loss) on disposal of business

	2019 $m	2018 $m	2017 $m

Gain on disposalsnote(i)	265	–	–
Other transactionsnote(ii)	(407)	(107)	286

Total gain (loss) on disposal of business from continuing operations	(142)	(107)	286

Notes

(i)
In 2019, the $265 million gain on disposals principally relates to profits arising from a reduction in the Group's stake (from 26 per cent to 22 per cent) in its associate in India, ICICI Prudential Life Insurance Company, and the disposal of Prudential Vietnam Finance Company Limited, a wholly owned subsidiary that provides consumer finance.
(ii)
In 2019, the $(407) million other transactions reflects costs related to the demerger of M&G plc from Prudential plc. These include the following amounts:

–
$(78) million transaction related costs, principally fees to advisors;
–
$(182) million being the fee paid to the holders of two subordinated debt instruments as discussed in note C6.1(i); and
–
$(147) million for one-off costs arising from the separation of the M&G plc business from Prudential plc.

In 2018, the $(107) million other transactions primarily related to exiting the NPH broker-dealer business in the US and costs related to the preparation for the demerger of M&G plc.

D1.2 Other corporate transactions

Acquisition of Thanachart Fund Management Co., Ltd. in Thailand

On 27 December 2019, the Group completed its acquisition of 50.1 per cent of Thanachart Fund Management Co., Ltd. (TFUND) from Thanachart Bank Public Company Ltd. (TBANK) and Government Savings Bank, with TBANK holding the remaining 49.9 per cent stake of TFUND. The acquisition complements the Group's purchase of 65 per cent of TMB Asset Management, now TMBAM Eastspring, in September 2018.

The terms of the sale agreement include an option for the Group to increase its ownership to 100 per cent in the future. The Group has recognised, in line with IFRS, a financial liability and a reduction in shareholders' equity of $130 million as of the acquisition date for the option, being the discounted expected consideration payable for the remaining 49.9 per cent.

The fair value of the acquired assets, assumed liabilities and resulting goodwill are shown in the table below:

$m

Assets
Other assets	28
Cash and cash equivalents	2

Total assets	30
Other liabilities	(7)
Non-controlling interests*	(141)

Net assets acquired and liabilities assumed	(118)
Goodwill arising on acquisition*	260

Purchase consideration	142

*
The goodwill on acquisition of $260 million is mainly attributable to the expected benefits from new customers and synergies. Refer to note C5.1 for changes to the carrying amount of goodwill during the year. The Group has chosen to apply the full goodwill method under IFRS 3, 'Business Combinations' for this acquisition, with non-controlling interests being measured at fair value on the acquisition date.

D2    Discontinued UK and Europe operations

On 21 October 2019, the Group completed the demerger of its UK and Europe operations (M&G plc) from the Group, resulting in two separately listed companies. The Group's UK and Europe operations have been reclassified as discontinued operations in these consolidated financial statements in accordance with IFRS 5 'Non-current assets held for sale and discontinued operations'.

The results and cash flows for the discontinued UK and Europe operations presented in the consolidated financial statements for the period of ownership up to the demerger in October 2019 are analysed below.

Income statement

	2019 $m	2018 $m	2017 $m

Earned premiums, net of reinsurance	10,920	(101)	15,565
Investment return and other incomenote(1)	22,292	(2,386)	20,550

Total revenue, net of reinsurance	33,212	(2,487)	36,115

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(26,975)	6,645	(29,677)
Acquisition costs and other expenditure	(4,143)	(3,296)	(4,230)

Total charges, net of reinsurance	(31,118)	3,349	(33,907)

Discontinued UK and Europe operations' profit before tax	2,094	862	2,208
Re-measurement of the UK and Europe operations on demergernote(2)	188	–	–
Cumulative exchange loss recycled from other comprehensive income	(2,668)	–	–

(Loss) profit before tax	(386)	862	2,208
Tax (charge) creditnote(3)	(775)	280	(875)

(Loss) profit for the year from discontinued operations	(1,161)	1,142	1,333

Notes

(1)
Includes share of profits from joint ventures and associates, net of related tax.
(2)
The re-measurement of the discontinued UK and Europe operations on demerger reflects the difference between the fair value of the UK and Europe operations and its net assets at the date of the demerger.
(3)
The tax (charge) credit wholly relates to the tax on the ordinary profits of the discontinued UK and Europe operations.

Other comprehensive income

	2019 $m	2018 $m	2017 $m

Cumulative exchange loss recycled through profit or loss	2,668	–	–
Other items, net of related tax	203	(605)	1,023

Other comprehensive income for the year from discontinued operations, net of related tax	2,871	(605)	1,023

The profit and other comprehensive income for the period from the discontinued UK and Europe operations were wholly attributable to the equity holders of the Company.

Cash flows

	2019 $m	2018 $m	2017 $m

Cash flows from operating activities	2,375	5	318
Cash flows from investing activities	(454)	(478)	1,316
Cash flows from financing activities*	–	(137)	(16)
Cash and cash equivalents divested on demerger	(7,611)	–	–

Net cash flows in the year	(5,690)	(610)	1,618
Net cash flows between discontinued and continuing operations*	(436)	(842)	(847)
Cash and cash equivalents at beginning of year	6,048	7,857	6,258
Effect of exchange rate changes on cash and cash equivalents	78	(357)	828

Cash and cash equivalents on the consolidated statement of financial position at end of year	–	6,048	7,857

*
The net cash flows between discontinued and continuing operations represents the net cash paid for dividend and other items from discontinued operations to continuing operations. In 2019, the net cash flows of $(436) million primarily include pre-demerger dividend of $(3,841) million, other dividends of $(684) million offset by payment for the transfer of debt to M&G plc from Prudential plc prior to the demerger of $4,161 million.

D3    Contingencies and related obligations

Litigation and regulatory matters

The Group is involved in various litigation and regulatory proceedings. These may from time to time include class actions involving Jackson. While the outcome of such litigation and regulatory issues cannot be predicted with certainty, the Company believes that their ultimate outcome will not have a material adverse effect on the Group's financial condition, results of operations or cash flows.

Guarantees

Guarantee funds in the US provide for payments to be made to policyholders on behalf of insolvent life insurance companies and are financed by payments assessed on solvent insurance companies based on location, volume and type of business. The estimated reserve for future guarantee fund assessments is not significant. The directors believe that sufficient provision has been made on the balance sheet for all anticipated payments for known insolvencies.

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

D4    Post balance sheet events

Dividends

The 2019 second interim ordinary dividend approved by the Board of Directors after 31 December 2019 is as described in note B6.

Coronavirus outbreak

The novel coronavirus outbreak, with thousands of cases reported in 2020 to date and the virus spreading to countries across Asia and the world, has disrupted the activity in the markets in which the Group operates and adversely impacted the economic conditions in the year to date. Given these conditions, lower levels of new business activity in all affected markets are to be expected. Further details on the Group capital position are set out in note I(i) of the Additional unaudited financial information.

The Group continues to monitor closely the development of the coronavirus outbreak and its impact on market conditions. If current economic conditions persist, management could take additional actions to mitigate the impact. These actions include, but are not limited to, rebalancing investment portfolios, further market risk hedging, increased use of reinsurance, repricing of in-force benefits, changes to new business pricing and the mix of new business being sold.

It is not practicable to quantify the potential financial effect of the outbreak on the Group at this stage.

Bancassurance agreement

On 19 March 2020, the Group announced it had signed a new bancassurance agreement with TMB Bank for a period of 15 years. This extended exclusive partnership agreement will commence on 1 January 2021 and until this time the current arrangement with Thanachart Bank will continue. This agreement requires the novation of TMB Bank's current bancassurance distribution agreement with another insurance group. The change in arrangements will cost Thai Baht 24.5 billion (equivalent to USD754 million based on exchange rate at 18 March 2020), which will be paid in two instalments, with Thai Baht 12.0 billion due in April 2020 and the remainder on 1 January 2021. The funding for this transaction will utilise a mixture of Prudential Asia's existing resources and Prudential plc own resources, potentially also including new debt. In line with the Group's policy, the amounts described above will be capitalised as an intangible asset representing distribution rights.

D5    Related party transactions

Transactions between the Company and its subsidiaries are eliminated on consolidation.

The Company has transactions and outstanding balances with certain unit trusts, Open-Ended Investment Companies (OEICs), collateralised debt obligations and similar entities that are not consolidated and where a Group company acts as manager, which are regarded as related parties for the purposes of IAS 24. The balances are included in the Group's statement of financial position at fair value or amortised cost in accordance with IAS 39 classifications. The transactions are included in the income statement and include amounts paid on issue of shares or units, amounts received on cancellation of shares or units and amounts paid in respect of the periodic charge and administration fee.

In addition, there are no material transactions between the Group's joint ventures and associates, which are accounted for on an equity method basis, and other Group companies.

Key management personnel of the Company, as described in note B2.3, may from time to time purchase insurance, asset management or annuity products marketed by Group companies in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons.

In 2019, 2018 and 2017, other transactions with key management personnel were not deemed to be significant both by virtue of their size and in the context of the individuals' financial positions. All of these transactions were on terms broadly equivalent to those that prevailed in arm's length transactions.

Additional details on the Directors' interests in shares, transactions or arrangements are given in 'Compensation and Employees'. Key management remuneration is disclosed in note B2.3.

D6    Commitments

The Group has provided, from time to time, certain guarantees and commitments to third parties.

At 31 December 2019, Asia operations had unfunded commitments of $2,013 million (31 December 2018: $1,554 million) primarily related to investments in infrastructure funds and alternative investment funds. At 31 December 2019, Jackson had unfunded commitments of $889 million (31 December 2018: $846 million) related to investments in limited partnerships and $796 million (31 December 2018: $440 million) related to commercial mortgage loans and other fixed income securities. These commitments were entered into in the normal course of business and a material adverse impact on the operations is not expected to arise from them.

D7    Investments in subsidiary undertakings, joint ventures and associates

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
  Collective investment schemes;
  –
  Limited partnerships;
  –
  Variable interest entities;
  –
  Investment vehicles within separate accounts offered through variable annuities;
  –
  Collateralised debt obligations;
  –
  Mortgage-backed securities; and
  –
  Similar asset-backed securities.

Collective investment schemes

The Group invests in collective investment schemes, which invest mainly in equities, bonds, cash and cash equivalents, and properties. The Group's percentage ownership in these entities can fluctuate on a daily basis according to the participation of the Group and other investors in them.

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
  –
  Where the entity is managed by an asset manager outside the Group, an assessment is made of whether the Group has existing rights that gives it the ability to direct the current activities of the entity and therefore control the entity. In assessing the Group's ability to direct an entity, the Group considers its ability relative to other investors. The Group has a limited number of investment funds where it considers it has such ability.

Where the Group is deemed to control these entities, they are treated as a subsidiary and are consolidated, with the interests of investors other than the Group being classified as liabilities, and appear as net asset value attributable to unit holders of consolidated investment funds.

Where the Group does not control these entities (as it is deemed to be acting as an agent) and they do not meet the definition of associates, they are carried at fair value through profit or loss within financial investments in the consolidated statement of financial position.

Where the Group's asset manager sets up investment funds as part of asset management operations, the Group's interest is limited to the administration fees charged to manage the assets of such entities. With no participation in these entities, the Group does not retain risks associated with investment funds. For these investment funds, the Group is not deemed to control the entities but to be acting as an agent.

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

The table below provides aggregate carrying amounts of the investments in unconsolidated structured entities reported in the Group's statement of financial position:

	31 Dec 2019 $m			31 Dec 2018 $m

Statement of financial position line items	Investment funds	Separate account assets	Other structured entities	Investment funds	Separate account assets	Other structured entities

Equity securities and holdings in collective investment schemes	23,620	195,070	–	27,021	163,301	–
Debt securities	–	–	6,574	–	–	14,113

Total	23,620	195,070	6,574	27,021	163,301	14,113

The Group generates returns and retains the ownership risks in these investments commensurate to its participation and does not have any further exposure to the residual risks or losses of the investments or the vehicles in which it holds investments.

As at 31 December 2019, the Group does not have an agreement, contractual or otherwise, or intention to provide financial support to structured entities that could expose the Group to a loss.

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

The Group's subsidiaries, joint ventures and associates in Asia may remit dividends to the Group, in general, provided the statutory insurance fund meets the capital adequacy standard required under local statutory regulations and has sufficient distributable reserves. For further details on local capital regulations in Asia please refer to note C12.2.

(b)
Investments in joint ventures and associates

The Group has shareholder-backed joint venture insurance and asset management businesses in China with CITIC Group and a joint venture asset management business in India with ICICI Bank. In addition, there is an asset management joint venture in Hong Kong with Bank of China International Holdings Limited (BOCI) and Takaful insurance joint venture in Malaysia.

For the Group's joint ventures that are accounted for by using the equity method, the net of tax results of these operations are included in the Group's profit before tax.

The Group's associates, which are also accounted for under the equity method, include the Indian insurance entity (with the majority shareholder being ICICI Bank). In addition, the Group has investments in collective investment schemes, funds holding collateralised debt obligations, property funds where the Group has significant influence. As allowed under IAS 28, these investments are accounted for on a fair value through profit or loss basis. The aggregate fair value of associates accounted for at fair value through profit or loss, where there are published price quotations, is approximately $0.7 billion at 31 December 2019 (31 December 2018: $0.1 billion from continuing operations).

For joint ventures and associates accounted for using the equity method, the 12 months financial information of these investments up to 31 December 2019 (covering the same period as that of the Group) has been used in these consolidated financial statements.

The Group's share of the profits (including short-term fluctuations in investment returns), net of related tax, and carrying amount of interest in joint ventures and associates, which are equity accounted as shown in the consolidated income statement at 31 December 2019 is $397 million (2018: $319 million; 2017: $233 million) for shareholder-backed business and comprises the following:

Share of profits from joint ventures and associates, net of related tax	2019 $m	2018 $m	2017 $m

Asia insurance operations	291	238	156
Asia asset management operations	106	81	77

Total segment and Group total	397	319	233

There is no other comprehensive income in the joint ventures and associates. There has been no unrecognised share of losses of a joint venture or associate that the Group has stopped recognising in the total income.

The Group's interest in joint ventures gives rise to no contingent liabilities or capital commitments that are material to the Group.

(c)
Related undertakings

In accordance with Section 409 of the Companies Act 2006 a list of Prudential Group's subsidiaries, joint ventures, associates and significant holdings (being holdings of more than 20 per cent) along with the classes of shares held, the registered office address and the country of incorporation and the effective percentage of equity owned at 31 December 2019 is disclosed below.

The definitions of a subsidiary undertaking, joint venture and associate in accordance with the Companies Act 2006 are different from the definition under IFRS. As a result, the related undertakings included within the list below may not be the same as the undertakings consolidated in the Group IFRS financial statements. The Group's consolidation policy is described in note A3.1(b). The Group also operates through branches. At 31 December 2019, there is no significant branch outside the UK.

Direct subsidiary undertakings of the parent company, Prudential plc (shares held directly or via nominees)

Key to share classes:

Abbreviation	Class of share held
LBG	Limited by Guarantee
LPI	Limited Partnership Interest
MI	Membership Interest
MFS	Mutual Fund Shares
NSB	Non-stock basis
OS	Ordinary Shares
PI	Partnership Interest
PS	Preference Shares
U	Units

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

Prudential Corporation Asia Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong

Prudential Group Holdings Limited	OS	100.00%	1 Angel Court, London, EC2R 7AG, United Kingdom

Other subsidiaries, joint ventures, associates and significant holdings of the Group — no shares held directly by the parent company, Prudential plc or its nominees

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

95th Avenue Retail Building, LLC	MI	100.00%	901 S., Ste. 201, Second St., Springfield, IL, 62704-7909, USA

Aberdeen Standard Cash Creation Fund	U	34.16%	28th Floor Bangkok City Tower, 179 South Sathorn Road, Thungmahamek, Sathorn, Bangkok 10120, Thailand

Aberdeen Standard Singapore Equity	U	60.44%	20 Collyer Quay, #01-01, Singapore 049319

Aberforth Standard Global Opportunities Fund	U	28.46%

Allied Life Brokerage Agency, Inc	LPI	100.00%	400 East Court Avenue, Des Moines, IA 50309, USA

AMUNDI FTSE China A50 Index ETF	U	38.67%	90, boulevard Pasteur, 75015 Paris, France

BeGeneral Insurance S.A.	OS	51.00%	Immeuble WOODIN Center 1st Floor, Avenue Nogues, Plateaux, Abidjan, Cote d'Ivoire

BeLife Insurance S.A.	OS	50.93%

Beneficial General Insurance S.A.	OS	50.04%	1944 Blvd de la République, BP 2328, Douala, Cameroon

Beneficial Life Insurance S.A.	OS	51.00%

Beneficial Life Insurance S.A.	OS	50.99%	2963 Rue De La Chance Agbalepedogan, P.B. 1115, Lome, Togo

BOCHK Aggressive Growth Fund	U	65.61%	27/F, Bank of China Tower, 1 Garden Road, Hong Kong

BOCHK Asia Pacific Equity Fund	U	26.29%

BOCHK Balanced Growth Fund	U	55.31%

BOCHK China Equity Fund	U	71.35%

BOCHK Conservative Growth Fund	U	55.24%

BOCHK Hong Kong Equity Fund	U	21.94%

BOCHK US Dollar Money Market Fund	U	34.85%

BOCI-Prudential Asset Management Limited	OS	36.00%

BOCI-Prudential Trustee Limited	OS	36.00%	12/F & 25/F, Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong

Brier Capital LLC	OS	100.00%	1 Corporate Way, Lansing, MI 48951, USA

Brooke (Holdco 1) Inc	OS	100.00%	1105 North Market Street, Suite 1300, Wilmington, DE 19801, USA

Brooke Life Insurance Company	OS	100.00%	1 Corporate Way, Lansing, MI 48951, USA

Centre Capital Non-Qualified Investors IV AIV Orion, LP	LPI	27.47%	2711 Centreville Road, Suite 400, Wilmington, DE 19808, USA

Centre Capital Non-Qualified Investors IV AIV-RA, L.P.	LPI	44.55%

Centre Capital Non-Qualified Investors IV, L.P.	LPI	27.16%

Centre Capital Non-Qualified Investors V AIV-ELS LP	LPI	36.58%

Centre Capital Non-Qualified Investors V LP	LPI	37.66%

CEP IV-A Chicago AIV LP	LPI	23.93%	615 South Dupont Highway, Dover, DE 19901, USA

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

CEP IV-A CWV AIV LP	LPI	23.97%	850 New Burton Road, Suite 201, Dover, DE 19904, USA

CEP IV-A Davenport AIV LP	LPI	23.94%	615 South Dupont Highway, Dover, DE 19901, USA

CEP IV-A Indy AIV LP	LPI	23.94%

CEP IV-A NMR AIV LP	LPI	23.94%

CEP IV-A WBCT AIV LP	LPI	23.94%

CITIC-CP Asset Management Co., Ltd.	MI	26.95%	Room 101-2, No.128 North Zhangjiabang Road, Pudong District, Shanghai, China

CITIC-Prudential Fund Management Company Limited	MI	49.00%	Level 9, HSBC Building, Shanghai IFC, 8 Century Avenue, Pudong, Shanghai, China

CITIC-Prudential Life Insurance Company Limited	MI	50.00%	0507-0510, 1601-1616, East Tower, World Financial Centre, No.1 East Third Ring Middle Road, Chaoyang District, Beijing, 100020, China

Clairvest Equity Partners IV-A LP	LPI	23.90%	22 St Clair Avenue East, Suite 1700, Toronto, ON M4T 2S3, Canada

Curian Capital, LLC	OS	100.00%	1 Corporate Way, Lansing, MI 48951, USA

Curian Clearing LLC (Michigan)	OS	100.00%

Eastspring Al-Wara' Investments Berhad	OS	100.00%	Level 25, Menara Hong Leong, No. 6 Jalan Damanlela, Bukit Damansara, 50490 Kuala Lumpur, Malaysia

Eastspring Asset Management Korea Co. Ltd.	OS	100.00%	15th Floor, Shinhan Investment Tower, 70 Yoidae-ro, Yeungdeungpo-gu, Seoul 07325, Korea

Eastspring Global Smart Beta EMP Securities Investment Trust (H)	U	71.97%	Goodmorning Shinhan Tower 15F Yeoido Dong 23-2, Yeungdeungpo-gu Seoul 150-010, Korea

Eastspring Global Smart Beta EMP Securities Investor Trust (USD)	U	99.46%

Eastspring Infrastructure Debt Fund L.P.	PI	90.00%	PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

Eastspring Investment Asia Real Estate Multi Asset Income Fund	U	99.99%	26, Boulevard Royal, L-2449, Luxembourg

Eastspring Investment Asia Sustainable Bond Fund	U	100.00%

Eastspring Investment Management (Shanghai) Company Limited	OS	100.00%	Unit 306-308, 3/F Azia Center, 1233 Lujiazui Ring Road, China (Shanghai) Pilot Free Trade Zone, China

Eastspring Investments - Global Growth Equity Fund	U	73.57%	26, Boulevard Royal, L-2449, Luxembourg

Eastspring Investments - Global Low Volatility Equity Fund	U	98.72%

Eastspring Investments - Global Technology Fund	U	82.24%

Eastspring Investments - India Discovery Fund	U	36.63%

Eastspring Investments - Japan Fundamental Value Fund	U	99.85%

Eastspring Investments - Pan European Fund	U	61.01%

Eastspring Investments - US High Yield Bond Fund	U	49.96%

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

Eastspring Investments (Hong Kong) Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong

Eastspring Investments (Luxembourg) SA	OS	100.00%	26 Boulevard Royal, L-2449, Luxembourg

Eastspring Investments (Singapore) Limited	OS	100.00%	10 Marina Boulevard, #32-01, Marina Bay Financial Centre Tower 2, Singapore 018983

Eastspring Investments Asia Oceania High Dividend Equity Fund	U	100.00%	Eastspring Investments Limited, Marunouchi Park Bldg., 2-6-1 Marunochi, Chiyoda-ku, Tokyo, Japan 100-6905

Eastspring Investments Asia Oceania U&I Bond Fund	U	99.93%

Eastspring Investments Asia Pacific Equity Fund	U	99.99%	26, Boulevard Royal, L-2449, Luxembourg

Eastspring Investments Asian Bond Fund	U	53.60%

Eastspring Investments Asian Dynamic Fund	U	92.59%

Eastspring Investments Asian Equity Fund	U	85.19%

Eastspring Investments Asian Equity Income Fund	U	78.33%

Eastspring Investments Asian High Yield Bond Fund	U	39.86%

Eastspring Investments Asian High Yield Bond MY Fund	U	86.36%	Eastspring Investments Berhad, Level 22, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia

Eastspring Investments Asian Infrastructure Equity Fund	U	50.78%	26, Boulevard Royal, L-2449, Luxembourg

Eastspring Investments Asian Investment Grade Bond Fund	U	99.93%

Eastspring Investments Asian Low Volatility Equity Fund	U	97.27%

Eastspring Investments Asian Multi Factor Equity Fund	U	100.00%

Eastspring Investments Asian Property Securities Fund	U	97.72%

Eastspring Investments Berhad	OS	100.00%	Level 25, Menara Hong Leong, No. 6 Jalan Damanlela, Bukit Damansara, 50490 Kuala Lumpur, Malaysia

Eastspring Investments China A Shares Growth Fund	U	100.00%	26, Boulevard Royal, L-2449, Luxembourg

Eastspring Investments Dragon Peacock Fund	U	53.18%

Eastspring Investments Emerging Markets Star Players	U	36.99%	Eastsring Investments Limited, Marunouchi Park Bldg., 2-6-1 Marunochi, Chiyoda-ku, Tokyo, Japan 100-6905

Eastspring Investments Equity Income Fund	U	20.89%	Eastspring Investments Berhad, Level 22, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia

Eastspring Investments European Inv Grade Bond Fund	U	99.28%	26, Boulevard Royal, L-2449, Luxembourg

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

Eastspring Investments Fund Management Limited Liability Company	MI	100.00%	23rd Floor, Saigon Trade Center, 37 Ton Duc Thang Street, District 1, Ho Chi Minh City, Vietnam

Eastspring Investments Global Emerging Markets Bond Fund	U	97.03%	26, Boulevard Royal, L-2449, Luxembourg

Eastspring Investments Global Equity Navigator Fund	U	100.00%

Eastspring Investments Global Market Navigator Fund	U	99.68%

Eastspring Investments Global Multi Asset Income Plus Growth Fund	U	99.99%

Eastspring Investments Greater China Equity Fund	U	95.19%

Eastspring Investments Hong Kong Equity Fund	U	93.10%

Eastspring Investments Incorporated	OS	100.00%	874 Walker Road, Suite C, Dover, DE 19904, USA

Eastspring Investments India Consumer Equity Open Limited	OS	100.00%	3rd Floor, 355 NEX, Rue du Savoir, Cybercity Ebene 72201, Mauritius

Eastspring Investments India Equity Fund	U	68.69%	26, Boulevard Royal, L-2449, Luxembourg

Eastspring Investments India Equity Open (Asset Growth Type)	U	28.90%	Eastsring Investments Limited, Marunouchi Park Bldg., 2-6-1 Marunochi, Chiyoda-ku, Tokyo, Japan 100-6905

Eastspring Investments India Equity Open Limited	OS	100.00%	3rd Floor, 355 NEX, Rue du Savoir, Cybercity Ebene 72201, Mauritius

Eastspring Investments India Infrastructure Equity Open Limited	OS	100.00%

Eastspring Investments Japan Dynamic MY Fund	U	27.65%	Eastspring Investments Berhad, Level 22, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia

Eastspring Investments Limited	OS	100.00%	Marunouchi Park Building, 6-1 Marunouchi 2-chome, Chiyoda-Ku, Tokyo, Japan

Eastspring Investments MY Focus Fund	U	21.40%	Eastspring Investments Berhad, Level 22, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia

Eastspring Investments North America Value Fund	U	99.84%	26, Boulevard Royal, L-2449, Luxembourg

Eastspring Investments Services Pte. Ltd.	OS	100.00%	10 Marina Boulevard, #32-01, Marina Bay Financial Centre, Singapore 018983

Eastspring Investments SICAV-FIS - Alternative Investments Fund	U	100.00%	26, Boulevard Royal, L-2449, Luxembourg

Eastspring Investments SICAV-FIS - Asia Pacific Loan Fund	U	100.00%

Eastspring Investments SICAV-FIS Universal USD Bond Fund	U	100.00%

Eastspring Investments SICAV-FIS Universal USD Bond II Fund	U	100.00%

Eastspring Investments Unit Trust - Dragon Peacock Fund	U	97.59%	10 Marina Boulevard, #32-01, Marina Bay Financial Centre, Singapore 018983

Eastspring Investments US Bond Fund	U	27.84%	26, Boulevard Royal, L-2449, Luxembourg

Eastspring Investments US Corporate Bond Fund	U	70.82%

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

Eastspring Investments US High Inv Grade Bond Fund	U	91.67%

Eastspring Investments US Investment Grade Bond Fund	U	45.41%

Eastspring Investments US Strategic Income Bond Fund	U	100.00%

Eastspring Investments US Total Return Bond Fund	U	100.00%

Eastspring Investments UT Singapore ASEAN Equity Fund	U	99.76%	10 Marina Boulevard, #32-01, Marina Bay Financial Centre, Singapore 018983

Eastspring Investments UT Singapore Select Bond Fund	U	77.80%

Eastspring Investments Vietnam Navigator Fund	U	71.42%	23rd Floor, Saigon Trade Center Building, 37 Ton Duc Thang Street, Ben Nghe Ward, District 1, Ho Chi Minh City, Vietnam

Eastspring Investments World Value Equity Fund	U	92.88%	26, Boulevard Royal, L-2449, Luxembourg

Eastspring Overseas Investment Fund Management (Shanghai) Company Limited	OS	100.00%	Unit 306-308, 3/F., 1233 Lujiazui Ring Road, China (Shanghai) Pilot Free Trade Zone, China

Eastspring Real Assets Partners	OS	100.00%	PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

Eastspring Securities Investment Trust Co., Ltd.	OS	99.54%	4th Floor, No.1 Songzhi Road, Taipei 110, Taiwan

First State China Focus Fund	U	66.58%	70 Sir John Rogerson's Quay, Dublin 2, D02 R296, Ireland

First State Global Property A	U	52.26%	38 Beach Road, #06-11 South Beach Tower, Singapore 189767

Fubon China Currency Fund	U	20.59%	8F, No. 108, Sec 1, Tun Hwa, South Road, Taipei, Taiwan

Furnival Insurance Company PCC Limited	OS	100.00%	PO Box 34, St Martin's House Le Bordage, St Peter Port, Guernsey, GY1 4AU

GS Twenty Two Limited	OS	100.00%	1 Angel Court, London, EC2R 7AG, United Kingdom

Hermitage Management LLC	OS	100.00%	1 Corporate Way, Lansing, MI 48951, USA

Hyde Holdco 1 Limited	OS	100.00%	1 Angel Court, London, EC2R 7AG, United Kingdom

ICICI Prudential Asset Management Company Limited	OS	49.00%	12th Floor, Narain Manzil, 23, Barakhamba Road, New Delhi 110001, India

ICICI Prudential Life Insurance Company Limited	OS	22.11%	ICICI PruLife Towers, 1089 Appasaheb Marathe Marg, Prabhadevi, Mumbai 400025, India

ICICI Prudential Pension Funds Management Company	OS	22.11%

ICICI Prudential Trust Limited	OS	49.00%	12th Floor, Narain Manzil, 23, Barakhamba Road, New Delhi 110001, India

Invesco Fixed Maturity Selective Emerging Market Bonds 2024	U	61.60%	8F, No 122, Tung Hua N. Rd. Taipei, Taiwan

Invesco Select 6 Year Maturity Global Bond Fund	U	68.28%

INVEST Financial Company Insurance Agency LLC of Illinois	OS	100.00%	208 South LaSalle Street, Chicago, IL 60604, USA

iShares Core MSCI Europe	U	21.26%	State Street Fund Services (Ireland) Limited, 78 Sir John Rogerson's Quay, Dublin 2, Ireland

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

iShares Fallen Angels High Yield Corporate Bond UCITS ETF Wing	U	47.36%	79 Sir John Rogerson's Quay, Dublin 2, D02 RK 57, Ireland

iShares S&P 500 Financials Sector UCITS	U	22.98%

iShares S&P 500 Utilities Sector UCITS ETF	U	53.39%

Jackson Charitable Foundation Inc	NSB	100.00%	1 Corporate Way, Lansing, MI 48951, USA

Jackson Holdings LLC	OS	100.00%	1105 North Market Street, Suite 1300, Wilmington, DE 19801, USA

Jackson National Asset Management LLC	OS	100.00%	1 Corporate Way, Lansing, MI 48951, USA

Jackson National Life (Bermuda) Limited	OS	100.00%	Cedar House, Hamilton, Bermuda

Jackson National Life Distributors LLC	OS	100.00%	1209 Orange Street, Wilmington, DE 19801, USA

Jackson National Life Insurance Company	OS	100.00%	1 Corporate Way, Lansing, MI 48951, USA

Jackson National Life Insurance Company of New York	OS	100.00%	2900 Westchester Avenue, Suite 305, Purchase, NY 10577, USA

Lasalle Property Securities SICAV-FIS	U	99.97%	11-13 Boulevard de la Foire, L-1528 Luxembourg

M&G Asia Property Trust	U	99.97%	8 Marina Boulevard, 05-02 Marina Bay, Financial Centre Tower 1, Singapore, 018981

M&G Luxembourg European Strategic Value Fund	U	50.24%	49 Avenue J.F. Kennedy, L-1855, Luxembourg

M&G Real Estate Asia Holding Company Pte. Ltd.	OS	33.00%	10 Marina Boulevard, #31-03, Marina Bay, Financial Centre Tower 2, Singapore, 018983

Manulife Asia Pacific Bond Fund	U	27.29%	9/F, No 89 Son Ren Road, Taipei, Taiwan

Manulife China Dim Sum High Yield Bond Fund	U	58.33%

Manulife China Offshore Bond Fund	U	39.57%

Manulife USD High Yield Bond Fund	U	37.47%

Mission Plans of America, Inc	OS	100.00%	1999 Bryan Street, Suite 900, Dallas, TX 75201, USA

National Planning Holdings, LLC	OS	100.00%	1209 Orange Street, Wilmington, DE 19801, USA

Nomura Six Years Fixed Maturity Asia Pacific Emerging Market Bond Fund	U	33.30%	101 Tower, 30F, No. 7 Sec. 5, Xinyi Rd., Xinyi Dist., Taipei, Taiwan

Nomura Six Years Fixed Maturity Emerging Market Bond Fund	U	42.14%

Nomura Six Years Ladder Maturity Asia Pacific Emerging Market Bond Fund	U	25.01%

North Sathorn Holdings Company Limited	OS	100.00%	3 Rajanakarn Building, 20th Floor, South Sathorn Road, Yannawa Subdistrict, Sathorn District, Bangkok, Thailand

PCA IP Services Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong

PCA Life Assurance Co. Ltd.	OS	99.79%	8th Floor, No.1 Songzhi Road, Taipei 11047, Taiwan

PCA Reinsurance Co. Ltd.	OS	100.00%	Unit Level 13(A), Main Office Tower, Financial Park Labuan, Jalan Merdeka, 87000 Federal Territory of Labuan, Malaysia

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

PGDS (US One) LLC	OS	100.00%	1209 Orange Street, Wilmington, DE 19801, USA

PPM America Capital Partners III, LLC	MI	60.50%	874 Walker Road, Suite C, Dover, DE 19904, USA

PPM America Capital Partners IV, LLC	MI	34.50%

PPM America Capital Partners V, LLC	MI	34.00%

PPM America Capital Partners VI, LLC	MI	32.00%

PPM America Private Equity Fund III LP	LPI	50.06%

PPM America Private Equity Fund IV LP	LPI	49.97%

PPM America Private Equity Fund V LP	LPI	49.97%

PPM America Private Equity Fund VI LP	LPI	59.94%

PPM America Private Equity Fund VII LP	LPI	54.00%

PPM America, Inc	OS	100.00%

PPM CLO 2 Ltd.	OS	100.00%	PO Box 1093, Queensgate House,Grand Cayman KY1-1102, Cayman Islands

PPM CLO 2, LLC	PS	100.00%	4001 Kennet Pike, Suite 301, Wilmington, DE, 19807, USA

PPM CLO 2018-1 Ltd.	PS	100.00%	Queensgate House, South Church Street, George Town, Grand Cayman KY1-1102, Cayman Islands

PPM CLO 3 Ltd.	OS	100.00%	PO Box 1093, Queensgate House,Grand Cayman KY1-1102, Cayman Islands

PPM CLO 3, LLC	PS	100.00%	4001 Kennet Pike, Suite 301, Wilmington, DE, 19807, USA

PPM CLO 4 Ltd.	PS	100.00%	PO Box 1093, Queensgate House,Grand Cayman KY1-1102, Cayman Islands

PPM Funds - PPM Core plus Fixed Income Fund	MFS	100.00%	84 State Street, 6th Floor, Boston, MA 02109

PPM Funds - PPM Large Cap Value Fund	MFS	99.96%

PPM Funds - PPM Long Short Credit Fund	MFS	100.00%

PPM Funds - PPM Mid Cap Value Fund	MFS	99.57%

PPM Holdings, Inc	OS	100.00%	774 Walker Road, Suite C, Dover, DE 19904, USA

PPM Loan Management Company LLC	MI	100.00%

PPM Loan Management Holding Company LLC	MI	100.00%

Prenetics Limited	PS	14.27%	7th Floor, Prosperity Millennia Plaza, 663 King's Road, North Point, Hong Kong

Pru Life Insurance Corporation of U.K.	OS	100.00%	9th Floor, Uptown Place Tower 1, 1 East 11th Drive, Uptown Bonifacio, 1634 Taguig City, Metro Manila, Philippines

Pru Life UK Asset Management and Trust Corporation	OS	100.00%	2/F., Uptown Parade 2, 36th Street, Uptown Bonifacio, 1634 Taguig City, Philippines

Prudence Foundation	LBG	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong

Prudential (Cambodia) Life Assurance Plc	OS	100.00%	20th Floor, #445, Monivong Blvd, Boeung Prolit, 7 Makara, Phnom Penh Tower, Phnom Penh, Cambodia

Prudential (US Holdco 1) Limited	OS	100.00%	1 Angel Court, London, EC2R 7AG, United Kingdom

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

Prudential Africa Holdings Limited	OS	100.00%

Prudential Africa Services Limited	OS	100.00%	5th Ngong Avenue, Nairobi, Kenya

Prudential Assurance Company Singapore (Pte) Limited	OS	100.00%	30 Cecil Street, #30-01 Prudential Tower, Singapore 049712

Prudential Assurance Malaysia Berhad*	OS	51.00%	Level 20, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia

Prudential Assurance Uganda Limited	OS	100.00%	Kampala Road, Kampala, Uganda

Prudential BSN Takaful Berhad†	OS	49.00%	Level 8A, Menara Prudential, No. 10 Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia

Prudential Corporation Australasia Holdings Pty Limited (in liquidation)	OS	100.00%	31 Highgate Circuit, Kellyville, NSW, 2155, Australia

Prudential Corporation Holdings Limited	OS	100.00%	1 Angel Court, London, EC2R 7AG, United Kingdom

Prudential Five Limited (in liquidation)	OS	100.00%	c/o Mazars LLP, 45 Church Street, Birmingham, B3 2RT, United Kingdom

Prudential General Insurance Hong Kong Limited	OS	100.00%	59th Floor, One Island East, 18 Westlands Road, Quarry Bay, Hong Kong

Prudential Group Secretarial Services HK Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong

Prudential Group Secretarial Services Limited	OS	100.00%	1 Angel Court, London, EC2R 7AG, United Kingdom

Prudential Holdings Limited	OS	100.00%	4th Floor, Saltire Court, 20, Castle Terrace, Edinburgh, EH1 2EN, United Kingdom

Prudential Hong Kong Limited	OS	100.00%	59th Floor, One Island East, 18 Westlands Road, Quarry Bay, Hong Kong

Prudential International Staff Pensions Limited	OS	100.00%	1 Angel Court, London, EC2R 7AG, United Kingdom

Prudential International Treasury Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong

Prudential IP Services Limited	OS	100.00%	1 Angel Court, London, EC2R 7AG, United Kingdom

Prudential Life Assurance (Lao) Company Limited	OS	100.00%	5th Floor, Lao international Business and Tourist Center Project (Vientiane Center), Khouvieng Road, Nongchan Village, Sisattanak District, Vientiane Capital, Lao PDR

Prudential Life Assurance (Thailand) Public Company Limited	OS	99.93%	9/9 Sathorn Building, 20th–27th Floor, South Sathorn Road, Yannawa, Sahtorn, Bangkok 10120, Thailand

Prudential Life Assurance Kenya Limited	OS	100.00%	5th Ngong Avenue, Nairobi, Kenya

Prudential Life Assurance Zambia Limited	OS	100.00%	Prudential House, Thabo Mbeki Road, Lusaka, Zambia

Prudential Life Insurance Ghana Limited	OS	100.00%	35 North Street, Accra, Ghana

Prudential Life Vault Limited	OS	100.00%	98 Awolowo Road, South-West Ikoyi, Lagos, Nigeria

Prudential Mauritius Holdings Limited	OS	100.00%	3rd Floor, 355 NEX, Rue du Savoir, Cybercity Ebene, 72201, Mauritius

Prudential Myanmar Life Insurance Limited	OS	100.00%	#15-01, 15th Floor, Sule Square, 221 Sule Pagoda Road, Kyauktada Township, Yangon, Myanmar

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

Prudential Pensions Management Zambia Limited	OS	49.00%	Prudential House, Thabo Mbeki Road, Lusaka, Zambia

Prudential Services Asia Sdn. Bhd.	OS	100.00%	Suite 1005, 10th Floor, Wisma Hamzah-Kwong Hing, No. 1 Leboh Ampang, 50100 Kuala Lumpur, Malaysia

	PS	100.00%

Prudential Services Limited	OS	100.00%	1 Angel Court, London, EC2R 7AG, United Kingdom

Prudential Services Singapore Pte. Ltd.	OS	100.00%	1 Wallich Street, #19-01 Guoco Tower, Singapore 078881

Prudential Singapore Holdings Pte. Limited	OS	100.00%	30 Cecil Street, #30-01 Prudential Tower, Singapore 049712

Prudential Vietnam Assurance Private Limited	OS	100.00%	25th Floor, Saigon Trade Centre, 37 Ton Duc Thang Street, District 1, Ho Chi Minh City, Vietnam

Prudential Zenith Life Insurance Limited	OS	51.00%	13th Floor, Civic Towers, Ozumba Mbadiwe Avenue, Victoria Island, Lagos, Nigeria

PT. Eastspring Investments Indonesia	OS	99.95%	Prudential Tower, 23rd Floor, Jl. Jend. Sudirman Kav.79, Jakarta 12910, Indonesia

PT. Prudential Life Assurance	OS	94.62%	Prudential Tower, JI. Jend. Sudirman Kav. 79, Jakarta 12910, Indonesia

PVFC Financial Limited	OS	100.00%	Suite 509, 5/F, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong

REALIC of Jacksonville Plans, Inc	OS	100.00%	1999 Bryan Street, Suite 900, Dallas, TX 75201, USA

Reksa Dana Eastspring IDR Fixed Income Fund (NDEIFF)	U	99.91%	Prudential Tower, 23rd Floor, Jl. Jend. Sudirman Kav.79, Jakarta 12910, Indonesia

Reksa Dana Eastspring Investments Alpha Navigator Fund	U	78.29%

Reksa Dana Eastspring Investments Cash Reserve	U	100.00%

Reksa Dana Eastspring Investments IDR High Grade	U	91.04%

Reksa Dana Eastspring Investments Value Discovery	U	91.94%

Reksa Dana Syariah Eastspring Syariah Equity Islamic Asia Pacific USD	U	94.37%

Reksa Dana Syariah Eastspring Syariah Fixed Income Amanah	U	65.65%

Reksa Dana Syariah Eastspring Syariah Money Market Khazanah	U	99.93%

Reksa Dana Syariah Penyertaan Terbatas Bahana Syariah BUMN Fund	U	99.01%	Graha CIMB Niaga 21st Floor. Jl Jend Sudirman Kav 58, Jakarta - 12190, Indonesia.

Rhodium Investment Fund	U	99.98%	10 Marina Boulevard, #32-01, Marina Bay Financial Centre Tower 2, Singapore 018983

ROP, Inc	OS	100.00%	1209 Orange Street, Wilmington, DE 19801, USA

SCB SET Banking Sector Index (Accumulation)	U	32.08%	7-8th Floor, SCB Park Plaza 1, 18 Ratchadapisek Road, Chatuchak, Bangkok 10900, Thailand

Schroder Asian Investment Grade Credit	U	41.08%	138 Market Street, #23-01 CapitaGreen, Singapore 048946

Schroder Emerging Markets Fund	U	58.49%

Name of entity	Classes of shares held	Proportion held	Registered office address and country of incorporation

Schroder Multi-Asset Revolution	U	63.81%

Schroder US Dollar Money Fund	U	37.19%	HSBC Institutional Trust Service (Asia) Limited, 1 Queen's Road Central, Hong Kong.

Scotts Spazio Pte. Ltd.	OS	45.00%	30 Cecil Street #23-02 Prudential Tower, Singapore, 049712

SINOPAC China High Yield Fixed Income Fund	U	35.38%	9F No.39 Section 1, Chung Hua Road, Taipei, Taiwan

Squire Capital I LLC	MI	100.00%	1 Corporate Way, Lansing, MI 48951, USA

Squire Capital II LLC	OS	100.00%

Squire Reassurance Company II, Inc	OS	100.00%	40600 Ann Arbor Road, East Suite 201, Plymouth, MI 48170, USA

Squire Reassurance Company LLC	OS	100.00%	1 Corporate Way, Lansing, MI 48951, USA

Sri Han Suria Sdn. Bhd.	OS	51.00%	Suite 1005, 10th Floor Wisma Hamzah-Kwong Hing, No. 1 Leboh Ampang, 50100 Kuala Lumpur, Malaysia

Staple Limited	OS	100.00%	3 Rajanakarn Building, 20th Floor, South Sathorn Road, Yannawa Subdistrict, Sathorn District, Bangkok, Thailand

Taishin Emerging Markets Bond Fund	U	28.78%	1F, No.9, Dehui St., Zhongshan Dist. Taipei, Taiwan

Templeton Asian Growth Fund	U	26.08%	8A, rue Albert Borschette, L-1246 Luxembourg

Thanachart Fund Management Co., Ltd.	OS	50.10%	No. 231, MBK Life Building, 5th-7th Floor, Ratchadamri Road, Lumpini Sub-district, Pathumwan District, Bangkok, Thailand

Thanachart Long Term Fixed Income Fund	U	27.79%

TMB Asset Management Co., Ltd.	OS	65.00%	32nd FL, Abdulrahim Place, 990 Rama IV Rd, Silom, Bangrak, Bangkok 10500, Thailand

UOB Smart Global Healthcare	U	35.44%	23A, 25th Floor, Asia Centre Building, 173/27-30, 32-33 South Sathorn Road, Thungmahamek, Sathorn, Bangkok 10120, Thailand

UOB Smart Millennium Growth Fund	U	36.96%

VFL International Life Company SPC, Ltd.	OS	100.00%	171 Elgin Avenue, Grand Cayman, Cayman Islands

Wynnefield Private Equity Partners I, L.P.	LPI	99.00%	1105 North Market Street, Suite 1300, Wilmington, DE 19801, USA

*
Prudential Assurance Malaysia Berhad is consolidated at 100 per cent in the Group's financial statements reflecting the economic interest to the Group.
†
Prudential BSN Takaful Berhad is a joint venture that is accounted for using the equity method, for which the Group has an economic interest of 70 per cent for all business sold up to 23 December 2016 and of 49 per cent for new business sold subsequent to this date.

Index to the Condensed Financial Information of Registrant Prudential plc

Schedule II
Condensed Financial Information of Registrant Prudential plc
Profit and Loss Accounts (FRS 101 Basis)

Years ended 31 December	2019 $m	2018* $m	2017* $m

Investment income, including dividends received from subsidiary undertakings	9,707	2,143	2,265
Investment expenses and charges	(515)	(549)	(534)
Gain on revaluation of M&G plc	3,649	–	–
Other charges:
Corporate expenditure	(713)	(346)	(280)
Foreign currency exchange (losses) gains	(18)	7	(12)

Profit on ordinary activities before tax	12,110	1,255	1,439
Tax credit on profit on ordinary activities	145	135	153

Profit for the financial year	12,255	1,390	1,592

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss
Exchange movements arising during the year	393	(428)	676
Items that will not be reclassified to profit or loss
Actuarial (losses) gains recognised in respect of the defined benefit pension scheme	(91)	25	44
Related tax	16	(4)	(8)

	318	(407)	712

Total comprehensive income for the year	12,573	983	2,304

*
The 2018 and 2017 comparative results have been re-presented from those previously published to reflect the change in the Company's presentation currency from pounds sterling to US dollars (as described in note 2).

The accompanying notes are an integral part of this condensed financial information

Schedule II
Condensed Financial Information of Registrant Prudential plc
Statements of Financial Position (FRS 101 Basis)

31 December	2019 $m	2018* $m

Non-current assets
Investments in subsidiary undertakings	10,444	13,787
Amounts owed by subsidiary undertakings	2,000	–

	12,444	13,787
Current assets
Debtors:
Amounts owed by subsidiary undertakings	6,352	7,520
Other debtors	4	6
Tax recoverable	66	53
Derivative assets	–	6
Pension asset	–	88
Cash at bank and in hand	54	28

	6,476	7,701

Liabilities: amounts falling due within one year
Commercial paper	(520)	(601)
Derivative liabilities	–	(539)
Amounts owed to subsidiary undertakings	(141)	(1,192)
Tax payable	(14)	(13)
Deferred tax liability	–	(15)
Accruals and deferred income	(78)	(129)

	(753)	(2,489)

Net current assets	5,723	5,212

Total assets less current liabilities	18,167	18,999

Liabilities: amounts falling due after more than one year
Subordinated liabilities	(4,304)	(8,503)
Debenture loans	(690)	(658)
Other borrowings	–	(350)

	(4,994)	(9,511)

Total net assets	13,173	9,488

Capital and reserves
Share capital	172	166
Share premium	2,625	2,502
Profit and loss account	10,376	6,820

Shareholders' funds	13,173	9,488

*
The 2018 comparative results have been re-presented from those previously published to reflect the change in the Company's presentation currency from pounds sterling to US dollars (as described in note 2).

The accompanying notes are an integral part of this condensed financial information

Schedule II
Condensed Financial Information of Registrant Prudential plc
Statements of Changes in Equity (FRS 101 basis)

$m	Share capital	Share premium	Profit and loss account	Total equity

Balance at 1 January 2017	159	2,381	6,733	9,273
Total comprehensive income for the year
Profit for the year	–	–	1,592	1,592
Foreign exchange translation differences due to change in presentation currency*	–	–	676	676
Actuarial gains recognised in respect of the defined benefit pension scheme	–	–	36	36

Total comprehensive income for the year	–	–	2,304	2,304
Transactions with owners, recorded directly in equity
New share capital subscribed	–	27	–	27
Share based payment transactions	–	–	(1)	(1)
Foreign exchange translation differences due to change in presentation currency*	16	227	–	243
Dividends	–	–	(1,525)	(1,525)

Total contributions by and distributions to owners	16	254	(1,526)	(1,256)

Balance at 31 December 2017	175	2,635	7,511	10,321

Balance at 1 January 2018	175	2,635	7,511	10,321
Impact of initial application of IFRS 9	–	–	(12)	(12)
Total comprehensive income for the year
Profit for the year	–	–	1,390	1,390
Actuarial gains recognised in respect of the defined benefit pension scheme	–	–	21	21
Foreign exchange translation differences due to change in presentation currency*	–	–	(428)	(428)

Total comprehensive income for the year	–	–	983	983
Transactions with owners, recorded directly in equity
New share capital subscribed	1	22	–	23
Dividends	–	–	(1,662)	(1,662)
Foreign exchange translation differences due to change in presentation currency*	(10)	(155)	–	(165)

Total contributions by and distributions to owners	(9)	(133)	(1,662)	(1,804)

Balance at 31 December 2018	166	2,502	6,820	9,488

Balance at 1 January 2019	166	2,502	6,820	9,488
Profit for the year	–	–	12,255	12,255
Actuarial losses recognised in respect of the defined benefit pension scheme	–	–	(75)	(75)
Foreign exchange translation differences due to change in presentation currency*	–	–	393	393

Total comprehensive income for the year	–	–	12,573	12,573
Transactions with owners, recorded directly in equity
New share capital subscribed	–	22	–	22
Share based payment transactions	–	–	(4)	(4)
Dividend in specie of M&G plc	–	–	(7,379)	(7,379)
Dividends	–	–	(1,634)	(1,634)
Foreign exchange translation differences due to change in presentation currency*	6	101	–	107

Total contributions by and distributions to owners	6	123	(9,017)	(8,888)

Balance at 31 December 2019	172	2,625	10,376	13,173

*
The 2018 and 2017 comparative results have been re-presented from those previously published to reflect the change in the Company's presentational currency from pounds sterling to US dollars (as described in note 2).

The accompanying notes are an integral part of this condensed financial information

Schedule II
Condensed Financial Information of Registrant Prudential plc
Statements of Cash Flows (FRS 101 Basis)

Years ended 31 December	2019 $m	2018* $m	2017* $m

Operating
Net cash inflow from operating activities before interest and tax	6,015	1,868	1,977
Interest paid	(500)	(537)	(527)
Taxes received	117	130	156
Equity dividends paid	(1,634)	(1,662)	(1,525)

Net cash inflow (outflow) before financing	3,998	(201)	81

Financing
Issue of ordinary share capital	22	23	27
Issue of borrowings	367	2,132	728
Repayment of borrowings	(863)	(1,381)	(968)
Transfer of debt to M&G plc prior to demerger of UK and Europe operations	(4,161)	–	–
Movement in commercial paper and other borrowings to support a short-term fixed income securities program	(81)	(19)	(731)
Investment in subsidiary undertakings	118	(117)	–
Movement in net amount owed by subsidiary undertakings	626	(600)	985

Net cash (outflow) inflow from financing	(3,972)	38	41

Net cash inflow (outflow) for the year	26	(163)	122

Reconciliation of profit on ordinary activities before tax to net cash inflow from operating activities
Profit on ordinary activities before tax	12,110	1,255	1,439
Add back: interest charged	515	558	546
Adjustments for non-cash items:
Fair value adjustments on derivatives	77	(28)	(5)
Pension scheme	(21)	28	14
Non-cash dividends received	(2,960)	–	–
Revaluation of M&G plc on distribution	(3,649)	–	–
Foreign currency exchange and other movements	(8)	26	(35)
Decrease (increase) in debtors	2	–	8
Increase (decrease) in creditors	(51)	29	10

Net cash inflow from operating activities	6,015	1,868	1,977

*
The 2018 and 2017 comparative results have been re-presented from those previously published to reflect the change in the Company's presentation currency from pounds sterling to US dollars (as described in note 2).

The accompanying notes are an integral part of this condensed financial information

Schedule II
Condensed Financial Information of Registrant Prudential plc
Notes to the Condensed Financial Statement Schedule
31 December 2019

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

2    Significant accounting policies

Investments in subsidiary undertakings

Investments in subsidiary undertakings are shown at cost less impairment. Investments are assessed for impairment by comparing the net assets of the subsidiary undertakings with the carrying value of the investment.

Amounts owed by subsidiary undertakings

Amounts owed by subsidiary undertakings are shown at cost, less provisions. Provisions are determined using the expected credit loss approach under IFRS 9.

Derivatives

Derivative financial instruments are held to manage certain macro-economic exposures. Derivative financial instruments are carried at fair value with changes in fair value included in the profit and loss account. Refer to Section 6.1 of the Group Risk Framework for detail of the approach to market risk.

Financial Instruments

Under IFRS 9, except for derivative instruments that are mandatorily classified as fair value through profit or loss, all of the financial assets and liabilities of the Company are classified as amortised cost. The Company assesses impairment on its loans and receivables using the expected credit loss approach. The expected credit loss on the Company's loans and receivables, the majority of which represent loans to its subsidiaries, have been assessed by taking into account the probability of default on those loans. In all cases the subsidiaries are expected to have sufficient resources to repay the loan either now or over time (based on projected earnings). For loans recallable on demand the expected credit loss has therefore been limited to the impact of discounting the value of the loan between the balance sheet date and the anticipated recovery date. For loans with a fixed maturity date the expected credit loss has been determined with reference to the historic experience of loans with equivalent credit characteristics.

Borrowings

Borrowings are initially recognised at fair value, net of transaction costs, and subsequently accounted for on an amortised cost basis using the effective interest method. Under the effective interest method, the difference between the redemption value of the borrowing and the initial proceeds, net of transaction costs, is amortised through the profit and loss account to the date of maturity or, for subordinated debt, over the expected life of the instrument. Where modifications to borrowings do not result in a substantial difference to the terms of the instrument, any costs or fees incurred adjust the carrying amount of the liability and are amortised over the remaining expected life of the modified instrument. Where modifications to borrowings do result in a substantial difference to the terms of the instrument, the instrument is treated as if it had been extinguished and replaced by a new instrument which is initially recognised at fair value and subsequently accounted for on an amortised cost basis using the effective interest method. Any costs or fees arising from such a modification are recognised as an expense when incurred.

Dividends

Interim dividends are recorded in the period in which they are paid.

Share premium

The difference between the proceeds received on issue of shares and the nominal value of the shares issued is credited to the share premium account.

Foreign currency translation

Transactions not denominated in the Company's functional currency are initially recorded at the functional rate of currency prevailing on the date of the transaction. Monetary assets and liabilities not denominated in the Company's functional currency, including borrowings that have been used to finance or provide a hedge against Group equity investments in overseas subsidiaries, are translated to the Company's functional currency at year end exchange rates. The impact of these currency translations is recorded within the profit and loss account for the year.

As discussed above, the Company's functional currency changed from pounds sterling to US dollars on 31 December 2019. The Company has also changed its presentation currency from pounds sterling to US dollars.

Tax

Current tax expense is charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable amounts for the current year. To the extent that losses of an individual UK company are not offset, they can be carried back for one year or carried forward indefinitely to be offset, subject to restrictions based on future taxable profits, against profits arising from the same company or other companies in the same UK tax group.

Deferred tax assets and liabilities are recognised in accordance with the provisions of IAS 12 'Income Taxes'. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that future taxable profits will be available against which these losses can be utilised. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

The Group's UK subsidiaries each file separate tax returns. In accordance with UK tax legislation, where one domestic UK company is a 75 per cent owned subsidiary of another UK company or both are 75 per cent owned subsidiaries of a common parent, the companies are considered to be within the same UK tax group. For companies within the same tax group, trading losses may be offset against taxable profits arising in the same or future accounting periods for the purposes of determining current and deferred taxes.

Pensions

The Company historically assumed a portion of the pension surplus or deficit of the Group's main pension scheme, the Prudential Staff Pension Scheme ('PSPS'). The Company's portion of the surplus was transferred to M&GPrudential Services Limited at 30 June 2019. Up until that date, the Company applied the requirements of IAS 19 'Employee Benefits' (as revised in 2011) for the accounting of its interest in the PSPS surplus or deficit. The key items are highlighted below.

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

The aggregate of the actuarially determined service costs of the currently employed personnel and the net income (interest) on the net scheme assets (liabilities) at the start of the period, is recognised in the profit or loss account. Actuarial gains and losses as a result of the changes in assumptions, experience variances or the return on scheme assets excluding amounts included in the net deferred benefit asset (liability) are recorded in other comprehensive income. The loss on transfer of the pension surplus transferred to M&GPrudential Services Limited has been recognised in the profit or loss account.

Share-based payments

The Group offers share award and option plans for certain key employees and a Save As You Earn ('SAYE') plan for all UK and certain overseas employees. The share-based payment plans operated by the Group are mainly equity-settled.

Under IFRS 2 'Share-based payment', where the Company, as the parent company, has the obligation to settle the options or awards of its equity instruments to employees of its subsidiary undertakings, and such share-based payments are accounted for as equity-settled in the Group financial statements, the Company records an increase in the investment in subsidiary undertakings for the value of the share options and awards granted with a corresponding credit entry recognised directly in equity. The value of the share options and awards granted is based upon the fair value of the options and awards at the grant date, the vesting period and the vesting conditions. Cash receipts from business units in respect of newly issued share schemes are treated as returns of capital within investments in subsidiaries.

3    Dividends received from subsidiary undertakings

The parent company received dividends totalling $9,599 million from its consolidated subsidiary undertakings in 2019 (2018: $1,996 million; 2017: $2,227 million).

4    Reconciliation from the FRS 101 parent company results to the IFRS Group results

The parent company financial statements are prepared in accordance with FRS 101 and the Group financial statements are prepared in accordance with IFRS as issued by the IASB and endorsed by the EU.

The tables below provide a reconciliation between the FRS 101 parent company results and the IFRS Group results.

	2019 $m	2018 $m	2017 $m

Profit after tax
Profit for the financial year of the Company (including dividends from subsidiaries) in accordance with FRS 101	12,255	1,390	1,592
Accounting policy difference*	15	7	–
Share in the IFRS result of the Group, net of distributions to the Company†	(11,487)	2,622	1,488

Profit after tax of the Group attributable to shareholders in accordance with IFRS	783	4,019	3,080

	31 Dec 2019 $m	31 Dec 2018 $m

Net equity
Shareholders' equity of the Company in accordance with FRS 101	13,173	9,488
Accounting policy difference*	33	18
Share in the IFRS net equity of the Group†	6,271	12,462

Shareholders' equity of the Group in accordance with IFRS	19,477	21,968

*
Adjustment represents difference in accounting policy for expected credit losses on loan assets, the Company has adopted IFRS 9 while the Group applies IAS 39.
†
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

6    Post balance sheet events

The second interim ordinary dividend for the year ended 31 December 2019, which was approved by the Board of Directors after 31 December 2019, is described in note B6 of the Group financial statements.

Additional unaudited financial information

I    Additional financial information

I(i)    Group capital position

Following the demerger of M&G plc from Prudential plc, the Hong Kong Insurance Authority (IA) has assumed the role of the group-wide supervisor for the Prudential Group with the Group no longer subject to Solvency II capital requirements. Ultimately, Prudential plc will become subject to the Group Wide Supervision (GWS) framework which is currently under development by the Hong Kong IA for the industry and is expected to be finalised in the second half of 2020. Until Hong Kong's GWS framework comes into force, Prudential will apply the local capital summation method (LCSM) that has been agreed with the Hong Kong IA to determine group regulatory capital requirements (both minimum and prescribed levels). Further detail on the LCSM is included in the basis of preparation section below.

For regulated insurance entities, the available and required capital included in the LCSM measure for Hong Kong IA Group regulatory purposes are based on the local solvency regime applicable in each jurisdiction. At 31 December 2019 the Prudential Group's total surplus of available capital over the regulatory Group Minimum Capital Requirement (GMCR), calculated using this LCSM was $23.6 billion, before allowing for the payment of the 2019 second interim ordinary dividend.

The Group holds material participating business in Hong Kong, Singapore and Malaysia. If the available capital and minimum capital requirement attributed to this policyholder business are excluded, then the Prudential Group shareholder LCSM surplus of available capital over the regulatory GMCR at 31 December 2019 was $9.5 billion, before allowing for the payment of the 2019 second interim ordinary dividend.

Estimated Group LCSM capital position based on Group Minimum Capital Requirement (GMCR)

	31 Dec 2019			31 Dec 2018*

	Total	Less policyholder	Shareholder	Total	Less policyholder	Shareholder

Available capital ($bn)	33.1	(19.1)	14.0	27.0	(13.5)	13.5
Group Minimum Capital Requirement ($bn)	9.5	(5.0)	4.5	7.6	(3.8)	3.8
LCSM surplus (over GMCR) ($bn)	23.6	(14.1)	9.5	19.4	(9.7)	9.7
LCSM ratio (over GMCR) (%)	348%		309%	355%		356%

*
Excludes M&G plc and includes $3.7 billion of subordinated debt issued by Prudential plc that was transferred to M&G plc on 18 October 2019.

The shareholder LCSM capital position by segment is presented below at 31 December 2019 and 31 December 2018 for comparison:

Estimated Group shareholder LCSM capital position (based on GMCR)

			Shareholder

31 Dec 2019 ($bn)	Total Asia	Less policyholder	Asia	US	Unallocated to a segment	Group total

Available capital	26.8	(19.1)	7.7	5.3	1.0	14.0
Group Minimum Capital Requirement	8.0	(5.0)	3.0	1.5	—	4.5
LCSM surplus (over GMCR)	18.8	(14.1)	4.7	3.8	1.0	9.5

			Shareholder

31 Dec 2018* ($bn)	Total Asia	Less policyholder	Asia	US	Unallocated to a segment	Group total

Available capital	19.6	(13.5)	6.1	5.7	1.7	13.5
Group Minimum Capital Requirement	6.3	(3.8)	2.5	1.3	—	3.8
LCSM surplus (over GMCR)	13.3	(9.7)	3.6	4.4	1.7	9.7

*
Excludes M&G plc and includes $3.7 billion of subordinated debt issued by Prudential plc that was transferred to M&G plc on 18 October 2019.

The 31 December 2019 Jackson local statutory results reflect early adoption of the NAIC regulatory framework reforms at the valuation date as agreed with the Department of Insurance Financial Services (DIFS) and Jackson's decision not to renew its long-standing permitted practice with the DIFS which allowed certain derivative instruments, taken out to protect Jackson against declines in long-term interest rates, to be included at book value in the local statutory returns. At 31 December 2019, these derivatives are held at fair value.

Sensitivity analysis

The estimated sensitivity of the Group shareholder LCSM capital position (based on GMCR) to significant changes in market conditions is as follows:

	31 Dec 2019

Impact of market sensitivities	LCSM surplus ($bn)	LCSM ratio (%)

Base position	9.5	309%
Impact of:
20% instantaneous fall in equity markets	1.5	(9)%
40% fall in equity marketsnote(1)	(0.2)	(39)%
50 basis points reduction in interest rates	(0.2)	(17)%
100 basis points increase in interest rates	(1.3)	(19)%
100 basis points increase in credit spreadsnote(2)	(1.6)	(36)%

Notes

(1)
Where hedges are dynamic, rebalancing is allowed for by assuming an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four-week period.
(2)
US RBC solvency position included using a stress of 10 times expected credit defaults.

The sensitivity results above assume instantaneous market movements as at 31 December 2019, apart from the -40% equity sensitivity where for Jackson an instantaneous 20% market fall is assumed to be followed by a further market fall of 20% over a four-week period with dynamic hedges assumed to be rebalanced over the period. Aside from this assumed dynamic hedge rebalancing for Jackson in the -40% equity sensitivity, the sensitivity results only allow for limited management actions such as changes to future policyholder bonuses. If such economic conditions persisted, the financial impacts may differ to the instantaneous impacts shown above. In this case management could also take additional actions to help mitigate the impact of these stresses. These actions include, but are not limited to, rebalancing investment portfolios, further market risk hedging, increased use of reinsurance, repricing of in-force benefits, changes to new business pricing and the mix of new business being sold.

Between 31 December 2019 and the end of February 2020, government bond yields and equity markets fell significantly in many countries. For example, US 10-year treasury yields fell by around 80 basis points and the US S&P 500 equity index fell by around 9% over the 2-month period. Based on economic conditions at the end of February 2020, the Group shareholder LCSM capital ratio (over GMCR) is estimated to be in the range of 270% - 280%, compared to 309% at 31 December 2019. This estimated capital ratio at the end of February is slightly higher than implied by the sensitivities above, mainly reflecting the benefit of management actions taken in the period which are not allowed for in the sensitivities.

Analysis of movement in Group capital position

A summary of the estimated movement in the Group shareholder LCSM surplus (based on GMCR) from $9.7 billion at 31 December 2018 to $9.5 billion at 31 December 2019 is set out in the table below.

2019 ($bn)

Balance at beginning of year	9.7
Operating:
Operating capital generation from the in-force business	2.5
Investment in new business	(0.6)

Operating capital generation	1.9

Non-operating and other capital movements:
Non-operating experience (including market movements)	(0.6)
Adoption of NAIC regulatory reforms in the US	0.1
Corporate activities (excluding demerger items)	(0.8)
Demerger costs	(0.4)
Subordinated debt redemption	(0.5)
Demerger related impacts	1.0
M&G plc remittances	0.7
External dividends	(1.6)

Net dividend impact	(0.9)

Net movement in LCSM surplus	(0.2)

Balance at end of year	9.5

The estimated movement in the Group shareholder LCSM surplus over 2019 is driven by:

  –
  Operating capital generation of $1.9 billion:  generated by expected return on in-force business net of strain on new business written in 2019. It includes the impact from the release of incremental reserves associated with the John Hancock acquisition in the US ($0.4 billion) and interest paid prior to demerger on subordinated debt transferred to M&G plc ($(0.2) billion);
  –
  Non-operating experience of $(0.6) billion:  this includes the negative impact of higher equity markets on Jackson's derivatives net of reserve movements partially offset by the positive impacts of market and exchange rate movements on Asia surplus over the year;
  –
  Corporate activities (excluding demerger items) of $(0.8) billion: this is the effect on LCSM surplus of corporate transactions in the period, principally arising from the extension of the UOB bancassurance distribution deal;
  –
  Demerger costs of $(0.4) billion:  this includes transaction related costs and other one-off costs arising from the demerger;
  –
  Subordinated debt redemption of $(0.5) billion:  a reduction in surplus from the impact of debt redeemed during 2019;
  –
  Demerger related impacts of $1.0 billion:  includes $3.8 billion of pre-demerger dividend paid by M&G plc, $1.0 billion of restructuring impacts prior to demerger and $0.4 billion from debt raised by Prudential plc on behalf of M&G plc, partially offset by $(4.2) billion from the transfer of subordinated debt to M&G plc prior to demerger; and
  –
  Net dividend impact of $(0.9) billion:  this includes external dividends of $(1.6) billion paid during 2019 largely based on the Group prior to demerger net of regular remittances paid by M&G plc during 2019 prior to the demerger of $0.7 billion.

Reconciliation of Group IFRS shareholders' equity to shareholder LCSM available capital position

31 Dec 2019 ($bn)

Group IFRS shareholders' equity	19.5
Remove DAC, goodwill and intangibles	(18.2)
Add subordinated debt at IFRS book value	4.6
Valuation differences	8.6
Other	(0.5)

Estimated Group shareholder LCSM available capital	14.0

The key items of the reconciliation as at 31 December 2019 are:

  –
  $(18.2) billion due to the removal of DAC, goodwill and other intangibles from the IFRS statement of financial position;
  –
  $4.6 billion due to the addition of subordinated debt, which is treated as available capital under LCSM but as a liability under IFRS; and
  –
  $8.6 billion due to differences on the basis of valuing assets and liabilities between IFRS and local statutory valuation rules, including reductions for inadmissible assets. The most significant difference arises in Jackson where local statutory reserves are reduced by an expense allowance linked to surrender charges. IFRS makes no such allowance but instead defers acquisition costs on the balance sheet as a separate asset (which is not recognised on the statutory balance sheet).

Basis of preparation

In advance of the GWS framework coming into force, Prudential applies the local capital summation method (LCSM) that has been agreed with the Hong Kong IA to determine group regulatory capital requirements (both minimum and prescribed levels). The summation of local statutory capital requirements across the Group is used to determine group regulatory capital requirements, with no allowance for diversification between business operations. The Group available capital is determined by the summation of available capital across local solvency regimes for regulated entities and IFRS net assets (with adjustments described below) for non-regulated entities. The Hong Kong IA has yet to make any final decisions regarding the GWS framework for the industry and it continues to consider and consult on the proposed legislation and related guidelines. The results above should not therefore be interpreted as representing the results or requirements under the industry-wide GWS framework and are not intended to provide a forecast of the eventual position.

In determining the LCSM available capital and required capital the following principles have been applied:

  –
  For regulated insurance entities, available and required capital are based on the local solvency regime applicable in each jurisdiction, with minimum required capital set at the solo legal entity statutory minimum capital requirements. The treatment of participating funds is consistent with the local basis;
  –
  For the US insurance entities, available and required capital are based on the local US RBC framework set by the NAIC, with minimum required capital set at 100 per cent of the CAL RBC;
  –
  For asset management operations and other regulated entities, the shareholder capital position is derived based on the sectoral basis applicable in each jurisdiction, with minimum required capital based on the solo legal entity statutory minimum capital requirement;
  –
  For non-regulated entities, the available capital is based on IFRS net assets after deducting intangible assets. No required capital is held in respect of unregulated entities;
  –
  Investments in subsidiaries, joint ventures and associates (including, if any, loans that are recognised as capital on the receiving entity's balance sheet) are eliminated from the relevant holding company to prevent the double counting of available capital; and
  –
  The Hong Kong IA has agreed that specific bonds (being those subordinated debt instruments held by Prudential plc at the date of demerger) can be included as part of the Group's capital resources for the purposes of satisfying group minimum and prescribed capital requirements. Senior debt instruments held by Prudential plc have not been included as part of the Group capital resources and are treated as a liability in the LCSM results presented above (this is equivalent to a 15 per cent reduction in the Group shareholder LCSM coverage ratio (over GMCR)). Grandfathering provisions under the GWS framework remain subject to further consultation and the Hong Kong legislative process in due course.

I(ii) Funds under management

For Prudential's asset management businesses, funds managed on behalf of third parties are not recorded on the statement of financial position. They are, however, a driver of profitability. Prudential therefore analyses the movement in the funds under management each period, focusing on those which are external to the Group and those primarily held by the Group's insurance businesses. The table below analyses, by segment, the funds of the Group held in the statement of financial position and the external funds that are managed by Prudential's asset management businesses.

	31 Dec 2019 $bn	31 Dec 2018* $bn

Asia operations:
Internal funds	141.9	112.5
Eastspring Investments external funds (as analysed in note I(v))	124.7	77.8
Other†	–	22.2

	266.6	212.5
US operations – internal funds	273.4	237.0
Other operations	3.9	5.8

Total Group funds under management – continuing operations	543.9	455.3

*
The 2018 comparatives have been adjusted from the previously published amounts to exclude the discontinued UK and Europe operations. Additionally, the comparatives have been adjusted to include cash and cash equivalents and to exclude assets held that are attributable to external unit holders of consolidated collective investment schemes to align to the current year's presentation.
†
Other represents funds managed by Eastspring Investments on behalf of M&G plc, that were categorised as the internal funds of the UK and Europe operations prior to the demerger of M&G plc. Following the demerger, these funds have been reclassified to external funds under management of Eastspring Investments.

Note
Total Group funds under management from continuing operations comprise:

	31 Dec 2019 $bn	31 Dec 2018 $bn

Total investments and cash and cash equivalents held by the continuing operations on the consolidated statement of financial position	412.6	349.6
External and M&G plc funds of Eastspring Investments	124.7	100.0
Internally managed funds held in joint ventures and associate, excluding assets attributable to external unit holders of the consolidated collective investment schemes and other adjustments	6.6	5.7

Total Group funds under management from continuing operations	543.9	455.3

(iii)    Analysis of adjusted IFRS operating profit based on longer-term investment returns by driver from long-term insurance businesses

This schedule classifies the Group's adjusted IFRS operating profit based on longer-term investment returns (adjusted operating profit) from continuing long-term insurance businesses into the underlying drivers using the following categories:

–
Spread income represents the difference between net investment income and amounts credited to certain policyholder accounts. It excludes the operating investment return on shareholder net assets, which has been separately disclosed as expected return on shareholder assets.
–
Fee income represents profit driven by net investment performance, being fees that vary with the size of the underlying policyholder funds, net of investment management expenses.
–
With-profits represents the pre-tax shareholders' transfer from the with-profits business for the period.
–
Insurance margin primarily represents profit derived from the insurance risks of mortality and morbidity.
–
Margin on revenues primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses (see below).
–
Acquisition costs and administration expenses represent expenses incurred in the period attributable to shareholders. These exclude items such as restructuring costs, which are not included in the segment profit, as well as items that are more appropriately included in other categories (eg investment expenses are netted against investment income as part of spread income or fee income as appropriate).
–
DAC adjustments comprise DAC amortisation for the period, excluding amounts related to short-term fluctuations in investment returns, net of costs deferred in respect of new business written in the period.

(a)    Margin analysis of long-term insurance business – continuing operations

The following analysis expresses certain of the Group's sources of adjusted IFRS operating profit based on longer-term investment returns as a margin of policyholder liabilities or other relevant drivers. Details on the calculation of the Group's average policyholder liability balances are given in note (1).

The reconciliation for the adjusted IFRS operating profit based on longer-term investment returns by segment to profit before tax attributable to shareholders is provided in the 'Basis of performance measures' section.

	2019

	Asia	US	Group total	Average liability	Margin
	$m	$m	$m	$m	bps
	note (b)	note (c)		note (1)	note (2)

Spread income	321	642	963	86,887	111
Fee income	286	3,292	3,578	208,217	172
With-profits	107	–	107	58,032	18
Insurance margin	2,244	1,317	3,561
Margin on revenues	3,035	–	3,035
Expenses:
Acquisition costsnote(3)	(2,156)	(1,074)	(3,230)	7,384	(44)%
Administration expenses	(1,437)	(1,675)	(3,112)	303,204	(103)
DAC adjustmentsnote(4)	430	510	940
Expected return on shareholder assets	194	26	220

	3,024	3,038	6,062
Share of related tax charges from joint ventures and associatenote(5)	(31)	–	(31)

Adjusted IFRS operating profit based on longer-term investment returns long-term business	2,993	3,038	6,031
Adjusted IFRS operating profit based on longer-term investment returns – asset management	283	32	315

Total segment profit from continuing operations	3,276	3,070	6,346

	2018 AERnotes(6),(7)

	Asia	US	Group total	Average liability	Margin
	$m	$m	$m	$m	bps
	note (b)	note (c)		note (1)	note (2)

Spread income	310	778	1,088	74,803	145
Fee income	280	3,265	3,545	204,456	173
With-profits	95	–	95	47,548	20
Insurance margin	1,978	1,267	3,245
Margin on revenues	2,810	–	2,810
Expenses:
Acquisition costsnote(3)	(2,007)	(1,013)	(3,020)	7,058	(43)%
Administration expenses	(1,374)	(1,607)	(2,981)	284,985	(105)
DAC adjustmentsnote(4)	435	(152)	283
Expected return on shareholder assets	172	14	186

	2,699	2,552	5,251
Share of related tax charges from joint ventures and associatenote(5)	(53)	–	(53)

Adjusted IFRS operating profit based on longer-term investment returns long-term business	2,646	2,552	5,198
Adjusted IFRS operating profit based on longer-term investment returns – asset management	242	11	253

Total segment profit from continuing operations	2,888	2,563	5,451

	2018 CERnotes(6),(7)

	Asia	US	Group total	Average liability	Margin
	$m	$m	$m	$m	bps
	note (b)	note (c)		note (1)	note (2)

Spread income	305	778	1,083	74,690	145
Fee income	277	3,265	3,542	204,111	174
With-profits	94	–	94	47,580	20
Insurance margin	1,966	1,267	3,233
Margin on revenues	2,790	–	2,790
Expenses:
Acquisition costsnote(3)	(1,991)	(1,013)	(3,004)	7,018	(43)%
Administration expenses	(1,359)	(1,607)	(2,966)	284,527	(104)
DAC adjustmentsnote(4)	430	(152)	278
Expected return on shareholder assets	172	14	186

	2,684	2,552	5,236
Share of related tax charges from joint ventures and associatenote(5)	(51)	–	(51)

Adjusted IFRS operating profit based on longer-term investment returns long-term business	2,633	2,552	5,185
Adjusted IFRS operating profit based on longer-term investment returns – asset management	239	11	250

Total segment profit from continuing operations	2,872	2,563	5,435

*
For 2018, the CER results were calculated using the 2019 average exchange rates.

	2017 AERnotes(6),(7)

	Asia	US	Group total	Average liability	Margin
	$m	$m	$m	$m	bps
	note (b)	note (c)		note (1)	note (2)

Spread income	301	970	1,271	71,647	177
Fee income	264	3,019	3,283	185,721	177
With-profits	77	–	77	39,142	20
Insurance margin	1,728	1,168	2,896
Margin on revenues	2,704	–	2,704
Expenses:
Acquisition costsnote(3)	(1,932)	(1,129)	(3,061)	7,046	(43)%
Administration expenses	(1,246)	(1,514)	(2,760)	264,301	(104)
DAC adjustmentsnote(4)	311	335	646
Expected return on shareholder assets	162	5	167

	2,369	2,854	5,223
Share of related tax charges from joint ventures and associatenote(5)	(50)	–	(50)

Adjusted IFRS operating profit based on longer-term investment returns long-term business	2,319	2,854	5,173
Adjusted IFRS operating profit based on longer-term investment returns – asset management	227	12	239

Total segment profit from continuing operations	2,546	2,866	5,412

	2017 CERnotes(6),(7)

	Asia	US	Group total	Average Liability	Margin
	$m	$m	$m	$m	bps
	note (b)	note (c)		note (1)	note (2)

Spread income	305	970	1,275	71,821	178
Fee income	260	3,019	3,279	185,760	177
With-profits	76	–	76	39,392	19
Insurance margin	1,726	1,168	2,894
Margin on revenues	2,698	–	2,698
Expenses:
Acquisition costsnote(3)	(1,936)	(1,129)	(3,065)	7,044	(44)%
Administration expenses	(1,245)	(1,514)	(2,759)	264,514	(104)
DAC adjustmentsnote(4)	314	335	649
Expected return on shareholder assets	160	5	165

	2,358	2,854	5,212
Share of related tax charges from joint ventures and associatenote(5)	(52)	–	(52)

Adjusted IFRS operating profit based on longer-term investment returns long-term business	2,306	2,854	5,160
Adjusted IFRS operating profit based on longer-term investment returns – asset management	228	12	240

Total segment profit from continuing operations	2,534	2,866	5,400

†
For 2017, the CER results were calculated using the 2018 average exchange rates.

Notes to the tables throughout I(iv)

(1)
For Asia, opening and closing policyholder liabilities have been used to derive an average balance for the year, as a proxy for average balances throughout the year. The calculation of average liabilities for the US is generally derived from month-end balances throughout the year as opposed to opening and closing balances only. The average liabilities for fee income in the US have been calculated using daily balances instead of month-end balances in order to provide a more meaningful analysis of the fee income, which is charged on the daily account balance. Average liabilities for spread income are based on the general account liabilities to which spread income is attached. Average liabilities used to calculate the administration expenses margin exclude the REALIC liabilities reinsured to third parties prior to the acquisition by Jackson.
(2)
Margin represents the operating return earned in the year as a proportion of the relevant class of policyholder liabilities excluding unallocated surplus.
(3)
The ratio of acquisition costs is calculated as a percentage of APE sales including with-profits sales. Acquisition costs include only those relating to shareholder-backed business. APE is defined under the section 'EEV basis, new business results and free surplus generation' in this document.
(4)
The DAC adjustments contain a credit of $72 million in respect of joint ventures and associate in 2019 (2018: AER credit of $73 million; 2017: AER credit of $55 million).
(5)
Under IFRS, the Group's share of results from its investments in joint ventures and associate accounted for using the equity method is included in the Group's profit before tax on a net of related tax basis. These tax charges are shown separately in the analysis of Asia operating profit drivers in order for the contribution from the joint ventures and associate to be included in the margin analysis on a consistent basis as the rest of the Asia's operations.
(6)
The 2018 and 2017 comparative information has been presented at both AER and CER to eliminate the impact of exchange translation. CER results are calculated by translating prior year results using the current year foreign exchange rates. All CER profit figures have been translated at current year average rates for US dollars to reflect the change in the Group's presentation currency in 2019. For Asia, CER average liabilities have been translated using current year opening and closing exchange rates.
(7)
The 2018 and 2017 comparative results exclude the contribution from the discontinued UK and Europe operations.

(b)    Margin analysis of long-term insurance business – Asia

	2019			2018 AER			2018 CER*,notes(6),(7)

	Profit	Average liability	Margin	Profit	Average liability	Margin	Profit	Average liability	Margin
	$m	$m	bps	$m	$m	bps	$m	$m	bps
		note (1)	note (2)		note (1)	note (2)		note (1)	note (2)

Spread income	321	29,706	108	310	24,752	125	305	24,639	124
Fee income	286	27,277	105	280	26,398	106	277	26,053	106
With-profits	107	58,032	18	95	47,548	20	94	47,580	20
Insurance margin	2,244			1,978			1,966
Margin on revenues	3,035			2,810			2,790
Expenses:
Acquisition costsnote(3)	(2,156)	5,161	(42)%	(2,007)	4,999	(40)%	(1,991)	4,959	(40)%
Administration expenses	(1,437)	56,984	(252)	(1,374)	51,150	(269)	(1,359)	50,692	(268)
DAC adjustmentsnote(4)	430			435			430
Expected return on shareholder assets	194			172			172

	3,024			2,699			2,684
Share of related tax charges from joint ventures and associatenote(5)	(31)			(53)			(51)

Adjusted IFRS operating profit based on longer-term investment returns – long-term business	2,993			2,646			2,633
Adjusted IFRS operating profit based on longer-term investment returns – asset management (Eastspring Investments)	283			242			239

Total Asia	3,276			2,888			2,872

*
For 2018, the CER results were calculated using the 2019 average exchange rates.

	2017 AER			2017 CER†note(6)

	Profit $m	Average liability $m	Margin bps	Profit $m	Average liability $m	Margin bps
Long-term business		note (1)	note (2)		note (1)	note (2)

Spread income	301	21,233	142	305	21,407	142
Fee income	264	24,363	108	260	24,402	107
With-profits	77	39,142	20	76	39,392	19
Insurance margin	1,728			1,726
Margin on revenues	2,704			2,698
Expenses:
Acquisition costsnote(3)	(1,932)	4,904	(39)%	(1,936)	4,902	(39)%
Administration expenses	(1,246)	45,596	(273)	(1,245)	45,809	(272)
DAC adjustmentsnote(4)	311			314
Expected return on shareholder assets	162			160

	2,369			2,358
Share of related tax charge from joint ventures and associatesnote(5)	(50)			(52)

Adjusted IFRS operating profit based on longer-term investment returns – long-term business	2,319			2,306
Adjusted IFRS operating profit based on longer-term investment returns – asset management (Eastspring Investments)	227			228

Total Asia	2,546			2,534

†
For 2017, the CER results were calculated using the 2018 exchange rates.

(c)    Margin analysis of long-term insurance business – US

	2019			2018			2017

	Profit $m	Average liability $m	Margin bps	Profit $m	Average liability $m	Margin bps	Profit $m	Average liability $m	Margin bps
		note (1)	note (2)		note (1)	note (2)		note (2)

Spread income	642	57,181	112	778	50,051	155	970	50,414	192
Fee income	3,292	180,940	182	3,265	178,058	183	3,019	161,358	187
Insurance margin	1,317			1,267			1,168
Expenses
Acquisition costsnote(3)	(1,074)	2,223	(48)%	(1,013)	2,059	(49)%	(1,129)	2,142	(53)%
Administration expenses	(1,675)	246,220	(68)	(1,607)	233,835	(69)	(1,514)	218,705	(69)
DAC adjustments	510			(152)			335
Expected return on shareholder assets	26			14			5

Adjusted IFRS operating profit based on longer-term investment returns – long-term business	3,038			2,552			2,854
Adjusted IFRS operating profit based on longer-term investment returns – asset management	32			11			12

Total US	3,070			2,563			2,866

Analysis of adjusted IFRS operating profit based on longer-term investment returns for US insurance operations before and after acquisition costs and DAC adjustments

	2019 $m				2018 $m

		Acquisition costs				Acquisition costs
	Before acquisition costs and DAC adjustments	Incurred	Deferred	After acquisition costs and DAC adjustments	Before acquisition costs and DAC adjustments	Incurred	Deferred	After acquisition costs and DAC adjustments

Total adjusted IFRS operating profit based on longer-term investment returns before acquisition costs and DAC adjustments	3,602			3,602	3,717			3,717
Less new business strain		(1,074)	807	(267)		(1,013)	760	(253)
Other DAC adjustments – amortisation of previously deferred acquisition costs:
Normal			(577)	(577)			(653)	(653)
Deceleration (acceleration)			280	280			(259)	(259)

Total adjusted IFRS operating profit based on longer-term investment returns	3,602	(1,074)	510	3,038	3,717	(1,013)	(152)	2,552

	2017 $m

	Other operating profits	Acquisition costs		Total
		Incurred	Deferred

Total operating profit before acquisition costs and DAC adjustments	3,648			3,648
Less new business strain		(1,129)	854	(275)
Other DAC adjustments – amortisation of previously deferred acquisition costs:
Normal			(630)	(630)
Deceleration (acceleration)			111	111

Total	3,648	(1,129)	335	2,854

I(iv)    Asia operations – analysis of adjusted IFRS operating profit based on longer-term investment returns by business unit

(a)    Analysis of adjusted IFRS operating profit based on longer-term investment returns by business unit

Adjusted operating profit based on longer-term investment returns for Asia operations are analysed below. The table below presents the 2018 results on both AER and CER bases to eliminate the impact of exchange translation.

		2018 $m		2019 vs 2018%		2017 $m

	2019 $m	AER	CER*	AER	CER	AER	CER†

Hong Kong	734	591	591	24%	24%	444	443
Indonesia	540	555	559	(3)%	(3)%	589	554
Malaysia	276	259	252	7%	10%	224	238
Philippines	73	57	58	28%	26%	53	51
Singapore	493	439	433	12%	14%	351	359
Thailand	170	151	157	13%	8%	138	144
Vietnam	237	199	197	19%	20%	174	172

South-east Asia operations including Hong Kong	2,523	2,251	2,247	12%	12%	1,973	1,961
China JV	219	191	182	15%	20%	157	159
Taiwan	74	68	67	9%	10%	55	55
Other	70	68	69	3%	1%	92	89
Non-recurrent items*	142	126	124	13%	15%	96	98

Total insurance operations	3,028	2,704	2,689	12%	13%	2,373	2,362
Share of related tax charges from joint ventures and associate	(31)	(53)	(51)	42%	39%	(50)	(52)
Development expenses	(4)	(5)	(5)	20%	20%	(4)	(4)

Total long-term business	2,993	2,646	2,633	13%	14%	2,319	2,306
Asset management (Eastspring Investments)	283	242	239	17%	18%	227	228

Total Asia	3,276	2,888	2,872	13%	14%	2,546	2,534

*
In 2019, the adjusted IFRS operating profit based on longer-term investment returns for Asia insurance operations includes a net credit of $142 million (2018: $126 million on an AER basis; 2017: $97 million on an AER basis) representing a small number of items that are not expected to reoccur, including the impact of a refinement to the run-off of the allowance for prudence within technical provisions.
†
For 2017, the CER results were calculated using the 2018 average exchange rates.

(b)    Analysis of Eastspring Investments adjusted IFRS operating profit based on longer-term investment returns

	2019 $m	2018 $m	2017 $m

Operating income before performance-related feesnote(1)	636	566	543
Performance-related fees	12	23	22

Operating income (net of commission)note(2)	648	589	565
Operating expensenote(2)	(329)	(311)	(307)
Group's share of tax on joint ventures' operating profit	(36)	(36)	(31)

Operating profit based on longer-term investment returns	283	242	227

Average funds managed by Eastspring Investments	$214.0bn	$186.3bn	£173.7bn
Margin based on operating income*	30bps	30bps	31bps
Cost/income ratio†	52%	55%	56%

Notes

(1)
Operating income before performance-related fees for Eastspring Investments can be further analysed as follows:

	Retail	Margin*	Institutional‡	Margin*	Total	Margin*
	$m	bps	$m	bps	$m	bps

2019	392	52	244	18	636	30
2018	336	50	230	18	566	30
2017	321	57	222	20	543	31

*
Margin represents operating income before performance-related fees as a proportion of the related funds under management. Monthly closing internal and external funds managed by Eastspring have been used to derive the average. Any funds held by the Group's insurance operations that are managed by third parties outside the Prudential Group are excluded from these amounts.
†
Cost/income ratio represents cost as a percentage of operating income before performance-related fees.
‡
Institutional includes internal funds.
(2)
Operating income and expense include the Group's share of contribution from joint ventures (but excludes any contribution from associates). In the consolidated income statement of the Group IFRS basis results, the net post-tax income of the joint ventures and associates is shown as a single line item.

(c)    Eastspring Investments total funds under management

Eastspring Investments, the Group's asset management business in Asia, manages funds from external parties and also funds for the Group's insurance operations. The table below analyses the total funds managed and Eastspring Investments.

	31 Dec 2019 $bn	31 Dec 2018 $bn

External funds under managementnote(1):

Retail	73.7	55.3
Institutional*	37.7	7.7
Money market funds (MMF)	13.3	14.8

	124.7	77.8
Internal funds under management*	116.4	114.9

Total funds under managementnote(2)	241.1	192.7

*
The 2018 comparative internal funds under management of $114.9 billion included $22.2 billion of funds managed on behalf of M&G plc. Following the demerger, these funds have been reclassified to external funds under management in 2019.

Notes

(i)    External funds under management – analysis of movements

	2019 $m	2018 $m

At 1 January	77,762	75,601
Market gross inflows	283,268	283,156
Redemptions	(276,215)	(283,271)
Market and other movements	39,907	2,276

At 31 December	124,722	77,762

Note

The analysis of movements above includes $13,337 million as at 31 December 2019 relating to Asia Money Market Funds (31 December 2018: $14,776 million).

(2)    Total funds under management – analysis by asset class

	31 Dec 2019		31 Dec 2018

	$bn	% of total	$bn	% of total

Equity	107.0	44%	86.6	45%
Fixed income	116.2	48%	86.4	45%
Alternatives	3.4	2%	2.9	1%
MMF	14.5	6%	16.8	9%

Total funds under management	241.1	100%	192.7	100%

II    Calculation of alternative performance measures

The annual report uses alternative performance measures (APMs) to provide more relevant explanations of the Group's financial position and performance. This section sets out explanations for each APM and reconciliations to relevant IFRS balances.

II(i)
Reconciliation of adjusted IFRS operating profit based on longer-term investment returns to profit before tax from continuing operations

Adjusted IFRS operating profit attributable to shareholders based on longer-term investment returns from continuing operations (operating profit) presents the operating performance of the business. This measurement basis adjusts for the following items within total IFRS profit before tax:

–
Short-term fluctuations in investment returns on shareholder-backed business;
–
Amortisation of acquisition accounting adjustments arising on the purchase of business; and
–
Gain or loss on corporate transactions, such as disposals undertaken in the year and costs connected to the demerger of M&G plc from Prudential plc.

More details on how adjusted IFRS operating profit based on longer-term investment returns is determined are included in note B1.3 of the Group IFRS basis results. A full reconciliation to profit after tax is given in note B1.1.

II(ii)
Calculation of IFRS gearing ratio

IFRS gearing ratio is calculated as net core structural borrowings of shareholder-financed businesses divided by closing IFRS shareholders' equity plus net core structural borrowings.

	31 Dec 2019 $m	31 Dec 2018 $m

Core structural borrowings of shareholder-financed businesses	5,594	9,761
Less holding company cash and short-term investments	(2,207)	(4,121)

Net core structural borrowings of shareholder-financed businesses	3,387	5,640
Closing shareholders' equity	19,477	21,968

Closing shareholders' equity plus net core structural borrowings	22,864	27,608

IFRS gearing ratio	15%	20%

II(iii)
Return on IFRS shareholders' funds

Operating return on IFRS shareholders' funds is calculated as adjusted operating profit net of tax and non-controlling interests divided by closing shareholders' equity. Total comprehensive return on shareholders' funds is calculated as IFRS total comprehensive income for the period net of tax and non-controlling interests divided by closing shareholders' equity. Following the demerger of the UK and Europe operations in October 2019 and their treatment as discontinued, it is more meaningful to derive the 2019 return using profit from continuing operations and closing shareholders' equity. The Group will be introducing a new return on equity performance measure for the Group's 2020 Prudential Long-Term Incentive Plan (PLTIP) awards alongside other metrics. This measure is to be calculated as adjusted operating profit after tax and net of non-controlling interests, divided by average shareholders' equity. Accordingly, the calculation of the return on IFRS shareholders' funds going forward will be aligned to be based on average shareholders' equity.

Detailed reconciliation of adjusted operating profit based on longer-term investment returns to IFRS profit before tax for the Group's continuing operations is shown in note B1.1 to the Group IFRS basis results.

Continuing operations

	2019 $m

	Asia	US	Unallocated to a segment (central operations)	Group	Add back demerger- related items*	Adjusted Group (excluding demerger- related items*)

Adjusted operating profit based on longer-term investment returns	3,276	3,070	(1,036)	5,310	179	5,489
Tax on operating profit	(436)	(437)	100	(773)	(34)	(807)
Profit attributable to non-controlling interests	(6)	—	(3)	(9)	—	(9)

Adjusted operating profit based on longer-term investment returns, net of tax and non-controlling interests	2,834	2,633	(939)	4,528	145	4,673
Non-operating profit (loss), net of tax	885	(3,013)	(456)	(2,584)	383	(2,201)

IFRS profit for the year net of tax and non-controlling interests	3,719	(380)	(1,395)	1,944	528	2,472
Other comprehensive income, net of tax and non-controlling interests	192	2,679	(146)	2,725	—	2,725

IFRS total comprehensive income	3,911	2,299	(1,541)	4,669	528	5,197
Closing shareholders' funds	10,866	8,929	(318)	19,477	—	19,477

Operating return on shareholders' funds (%)	26%	29%	n/a	23%	—	24%
Total comprehensive return on shareholders' funds (%)	36%	26%	n/a	24%	—	27%

*
Demerger-related items comprise interest on the subordinated debt that was substituted to M&G plc prior to the demerger ($179 million pre-tax) and one-off costs of the demerger ($407 million pre-tax).

	2018 $m

	Asia	US

Adjusted operating profit based on longer-term investment returns	2,888	2,563

Tax on operating profit	(411)	(402)
Profit attributable to non-controlling interests	(1)	—

Adjusted operating profit based on longer-term investment returns, net of tax and non-controlling interests	2,476	2,161
Non-operating profit (loss), net of tax	(662)	(179)

IFRS profit for the year, net of tax and non-controlling interests	1,814	1,982
Other comprehensive income, net of tax and non-controlling interests	(206)	(1,446)

IFRS total comprehensive income	1,608	536
Closing shareholders' funds	8,175	7,163

Operating return on shareholders' funds (%)	30%	30%
Total comprehensive return on shareholders' funds (%)	20%	7%

*
Given the significant changes of Group shareholders' funds as a result of the demerger of the UK and Europe operations in October 2019, it is not meaningful to compare the 2019 and 2018 returns on shareholders' funds at a Group level. The 2018 comparatives have therefore excluded the presentation of a Group return on shareholders' funds. Additionally, the 2018 comparatives for Asia and US operations have been re-presented from those previously published to reflect the use of closing rather than opening shareholders' funds to be on a comparable basis with the 2019 calculation.

II(iv)
Calculation of IFRS shareholders' funds per share

IFRS shareholders' funds per share is calculated as closing IFRS shareholders' equity divided by the number of issued shares at 31 December 2019 of 2,601 million (31 December 2018: 2,593 million). The demerger alters the size of the Group's shareholders' equity and the nature of its operations, rendering a comparison with the prior year return on shareholders' funds value unrepresentative.

	2019

	Asia	US	Other	Group total

Closing IFRS shareholders' equity ($ million)	10,866	8,929	(318)	19,477
Shareholders' funds per share (cents)	418¢	343¢	(12)¢	749¢

II(v)    Calculation of asset management cost/income ratio

The asset management cost/income ratio is calculated as asset management operating expenses, adjusted for commission and joint venture contribution, divided by asset management total IFRS revenue adjusted for commission, joint venture contribution, performance-related fees and non-operating items.

	Eastspring Investments

	2019 $m	2018 $m

Operating income before performance-related feesnote	636	566
Share of joint venture revenue	(244)	(250)
Commission	165	156
Performance-related fees	12	23

IFRS revenue	569	495

Operating expense	329	311
Share of joint venture expense	(102)	(133)
Commission	165	156

IFRS charges	392	334

Cost/income ratio: operating expense/operating income before performance-related fees	52%	55%

Note

Operating income and expense include the Group's share of contribution from joint ventures (but excludes any contribution from associates). In the consolidated income statement of the Group IFRS basis results, the net post-tax income of the joint ventures and associates is shown as a single line item.

II(vi)    Reconciliation of Asia renewal insurance premium to gross premiums earned

		2018 $m

	2019 $m	AER	CER

Asia renewal insurance premium	19,007	17,165	17,046
Add: General insurance premium	135	120	122
Add: IFRS gross earned premium from new regular and single premium business	6,386	6,421	6,402
Less: Renewal premiums from joint ventures	(1,771)	(1,717)	(1,657)

Asia segment IFRS gross premiums earned	23,757	21,989	21,913

Exhibits

Documents filed as exhibits to this Form 20-F:

Exhibit Number	Description

1.	Memorandum(2) and Articles of Association of Prudential(7).
2.1	Form of Deposit Agreement among Prudential, Morgan Guaranty Trust Company of New York, as depositary, and holders and beneficial owners from time to time of ADRs issued there under, including the form of ADR(1) . General Data Protection Regulation Amendment Letter to the Deposit Agreement(7).
2.2	The total amount of long-term debt securities of Prudential plc authorised under any instrument does not exceed 10 per cent of the total assets of the Company on a consolidated basis. Prudential plc hereby agrees to furnish to the Securities and Exchange Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Prudential plc or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
4.1	Prudential Long-Term Incentive plan, Prudential Deferred Annual Incentive Plan.
4.2	Executive Directors' Service Contracts:
Mark FitzPatrick(6)
James Turner(6)
Michael Wells(4)
4.4	Chairman's Letter of Appointment(3) / Extension(5)
4.6	Form of Letter of Appointment for Non-executive Directors. Each Non-executive Directors' Letter of Appointment is in the form filed herein.
4.7	Other benefits between the Prudential Group and the Executive Directors, Non-executive Directors and the Chairman(7)
4.8	Demerger Agreement, between Prudential plc and M&G plc, dated 25 September 2019.
6.	Statement re computation of per share earnings (set forth in Note B5 to the consolidated financial statements included in this Form 20-F).
8.	Subsidiaries of Prudential (set forth in Note D7 to the consolidated financial statements included in this Form 20-F).
12.1	Certification of Prudential plc's Group Chief Executive pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2	Certification of Prudential plc's Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1	Annual certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	Consent of KPMG LLP.
15.1	Prudential's Code of Business Conduct.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Linkbase Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

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
(6)
As previously filed with the Securities and Exchange Commission on 22 March 2018 as an exhibit to Prudential's Form 20-F.
(7)
As previously filed with the Securities and Exchange Commission on 22 March 2019 as an exhibit to Prudential's Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Prudential plc
20 March 2020	By:	/s/ Mike Wells
	Name:	Mike Wells
	Title:	Group Chief Executive