Form 20-F
period 2020-12-31
PRUDENTIAL PLC
filed 2021-03-15
CIK 1116578

Use these links to rapidly review the document

TABLE OF CONTENTS 2
TABLE OF CONTENTS 3
TABLE OF CONTENTS 4
TABLE OF CONTENTS 5

As filed with the Securities and Exchange Commission on 15 March 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2020
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
1 Angel Court,
London EC2R 7AG, England
+44 20 7220 7588
rebecca.wyatt@prudentialplc.com
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American Depositary Shares, each representing 2 Ordinary Shares, 5 pence par value each	PUK	New York Stock Exchange
Ordinary Shares, 5 pence par value each	PUK/D	New York Stock Exchange*
6.75% Perpetual Subordinated Capital Securities Exchangeable at the Issuer's Option into Non-Cumulative Dollar Denominated Preference Shares	PUK/PA	New York Stock Exchange
6.50% Perpetual Subordinated Capital Securities Exchangeable at the Issuer's Option into Non-Cumulative Dollar Denominated Preference Shares	PUK/PA	New York Stock Exchange
3.125% Senior Notes due 2030	PUK30	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each of the issuer's classes of capital or common stock as of 31 December 2020 was:

2,609,489,702 Ordinary Shares, 5 pence par value each

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

Yes  ☒         No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☒         Accelerated filer  ☐         Non-accelerated filer  ☐         Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected to not use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.    ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Yes  ☐         No  ☒

*
Not for trading, but only in connection with the registration of American Depositary Shares.

CROSS REFERENCES TO FORM 20-F REQUIREMENTS

Item	20-F Form Requirements	Section in this Annual Report on Form 20-F	Page

Item 1	Identity of Directors, Senior Management and Advisers	n/a

Item 2	Offer Statistics and Expected Timetable	n/a

Item 3	Key Information

	Selected financial data	• Selected Historical Financial Information	6
		• Dividend Data	7
		• EEV Basis, New Business Results and Free Surplus Generation	8

	Capitalisation and indebtedness	n/a

	Reasons for the offer and use of proceeds	n/a

	Risk Factors	Risk Factors	194

Item 4	Information on the Company

	History and development of the company	• Group at A Glance • Company Address and Agent	3 5

	Business overview	• Our Business Segments • Competition • Sources	16 30 8
		• Supervision and Regulation of Prudential	90
		• Investments	62

	Organisational structure	• Our business model • Significant Subsidiaries	4 5

	Property, plants and equipment	Note C11 to the Consolidated Financial Statements	320

Item 4A	Unresolved Staff Comments	n/a

Item 5	Operating and Financial Review and Prospects

	Operating results	• Summary Overview of Operating and Financial Review and Prospects	9
		• IFRS Critical Accounting Policies	32
		• Summary Consolidated Results and Basis of Preparation of Analysis	33
		• Explanation of Movements in Profit before Shareholder Tax by Nature of Revenue and Charges	34
		• Basis of Performance Measures	40
		• Explanation of Movements in Profit after Tax and Profit before Shareholder Tax by Segment	44

	Liquidity and capital resources	• Explanation of Performance and Other Financial Measures	47
		• Additional Information on Liquidity and Capital Resources	63
		• Note D5 to the Consolidated Financial Statements	324

Item	20-F Form Requirements	Section in this Annual Report on Form 20-F	Page

	Research and development, patents and licenses, etc	n/a

	Trend information	• Summary of Operating and Financial Review and Prospects	9
		• Explanation of Performance and Other Financial Measures	47

	Off-balance-sheet arrangements	Notes D2 and D5 to the Consolidated Financial Statements	322-324

	Tabular disclosure of contractual obligations	Contractual obligations	64

	Safe harbour	Forward-looking statements	1

Item 6	Directors, Senior Management and Employees

	Directors and senior management	Board of Directors	101

	Compensation	Compensation and employees:
		• Our Executive Directors' remuneration at a glance	159
		• Annual report on remuneration	163
		• Summary of the current Directors' remuneration policy	161
		• Additional remuneration disclosure	190

	Board Practices	• Board Practices • Governance Committees	109 121

	Employees	Employees	193

	Share ownership	Share ownership	192

Item 7	Major Shareholders and Related Party Transactions

	Major shareholders	Major Shareholders	209

	Related party transactions	Note D4 to the Consolidated Financial Statements	323

	Interests of Experts and Counsel	n/a

Item 8	Financial Information

	Consolidated statements and other financial Information	• Financial Statements • Intellectual Property • Legal Proceedings	220 209 209

	Significant changes	n/a

Item 9	The Offer and Listing	Listing Information	216

Item 10	Additional Information

	Share capital	Memorandum and Articles of Association	154

	Memorandum and Articles of Association	Memorandum and Articles of Association	154

	Material contracts	Material contracts	210

	Exchange controls	Exchange controls	210

	Taxation	Taxation	211

	Dividends and paying agents	n/a

	Statement by experts	n/a

	Documents on display	Documents on Display	215

	Subsidiary information	n/a

Item	20-F Form Requirements	Section in this Annual Report on Form 20-F	Page

Item 11	Quantitative and Qualitative Disclosures about Market Risk	• Group Risk Framework • Note C6 to the Consolidated Financial Statements	66 308

Item 12	Description of Securities Other than Equity Securities	Description of Securities Other than Equity Securities	217

Item 13	Defaults, Dividend Arrearages and Delinquencies	n/a

Item 14	Material Modifications to the Rights of Security Holders	n/a

Item 15	Controls and Procedures	Controls and Procedures	216

Item 16A	Audit Committee Financial Expert	Audit Committee Financial Expert	152

Item 16B	Code of Ethics	Code of Ethics	158

Item 16C	Principal Accountant Fees and Services	Principal Accountant Fees and Services	218

Item 16D	Exemptions from the Listing Standards for Audit Committees	n/a

Item 16E	Purchases of Equity Securities by Prudential plc and Affiliated Purchasers	Purchases of Equity Securities by Prudential plc and Affiliated Purchasers	217

Item 16F	Change in Registrant's Certifying Accountant	Change in Registrant's Certifying Accountant	219

Item 16G	Corporate Governance	Differences between Prudential's Governance Practice and the NYSE Corporate Governance Rules	152

Item 17	Financial Statements	n/a

Item 18	Financial Statements	Financial Statements	220

Item 19	Exhibits	Exhibits	364

As used in this document, unless the context otherwise requires, the terms 'Prudential', the 'Group', 'we', 'us' and 'our' each refer to Prudential plc, together with its subsidiaries, while the terms 'Prudential plc', the 'Company' or the 'parent company' each refer to 'Prudential plc'.

This 2020 Annual Report may include references to our website. Information on our website or any other website referenced in the Prudential 2020 Annual Report is not incorporated into this Form 20-F and should not be considered to be part of the Form 20-F. We have included any website as an inactive textual reference only.

v

FORWARD-LOOKING STATEMENTS

This document may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its and Jackson's future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations and including, without limitation, statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty.

A number of important factors could cause Prudential's and Jackson's actual future financial condition or performance or other indicated results of the entity referred to in any forward-looking statement to differ materially from those indicated in such forward-looking statement. Such factors include, but are not limited to, the ability to complete the proposed demerger of Jackson Financial Inc. on the anticipated timeframe or at all; the ability of the management of Jackson Financial Inc. and its group to deliver on its business plan post-separation; the impact of the current Covid-19 pandemic, including adverse financial market and liquidity impacts, responses and actions taken by regulators and supervisors, the impact to sales, claims and assumptions and increased product lapses, disruption to Prudential's operations (and those of its suppliers and partners), risks associated with new sales processes and information security risks; future market conditions, including fluctuations in interest rates and exchange rates, the potential for a sustained low-interest rate environment, and the impact of economic uncertainty, asset valuation impacts from the transition to a lower carbon economy, derivative instruments not effectively hedging exposures arising from product guarantees, inflation and deflation and the performance of financial markets generally; global political uncertainties, including the potential for increased friction in cross-border trade and the exercise of executive powers to restrict trade, financial transactions, capital movements and/or investment; the policies and actions of regulatory authorities, including, in particular, the policies and actions of the Hong Kong Insurance Authority, as Prudential's Group-wide supervisor, as well as new government initiatives generally; given its designation as an Internationally Active Insurance Group ("IAIG"), the impact on Prudential of systemic risk and other group supervision policy standards adopted by the International Association of Insurance Supervisors; the impact of competition and fast-paced technological change; the effect on Prudential's business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates; the physical, social and financial impacts of climate change and global health crises on Prudential's business and operations; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of internal transformation projects and other strategic actions failing to meet their objectives; the effectiveness of reinsurance for Prudential's businesses; the risk that Prudential's operational resilience (or that of its suppliers and partners) may prove to be inadequate, including in relation to operational disruption due to external events; disruption to the availability, confidentiality or integrity of Prudential's information technology, digital systems and data (or those of its suppliers and partners); any ongoing impact on Prudential of the demerger of M&G plc and, if and when completed, the demerger of Jackson Financial Inc.; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; the impact of legal and regulatory actions, investigations and disputes; and the impact of not adequately responding to environmental, social and governance issues. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results of the entity referred to in any forward-looking statements to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading of this document as well as under the 'Risk Factors' heading of any subsequent Prudential Half Year Financial Report furnished to the US Securities and Exchange Commission on Form 6-K.

Any forward-looking statements contained in this announcement speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this announcement or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations. Prudential may also make or disclose written and/or oral forward-looking statements in reports filed with or furnished to the US Securities and Exchange Commission, the UK Financial Conduct Authority and other regulatory authorities, as well as in its annual report and accounts to shareholders, periodic financial reports to shareholders, proxy statements, offering circulars, registration statements, prospectuses and, prospectus supplements, press releases and other written materials and in oral statements made by directors, officers or employees of Prudential to third parties, including financial analysts. All such forward-looking statements are qualified in their entirety by reference to the factors discussed under the 'Risk Factors' heading of this document, as well as under the 'Risk Factors' heading of any subsequent filing Prudential makes with the US Securities and Exchange Commission, including any subsequent Half Year Financial Report on Form 6-K. These factors are not exhaustive as Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business.

CAUTIONARY STATEMENTS

This document does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to purchase, acquire, subscribe for, sell or dispose of, any securities in any jurisdiction nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor.

SUMMARY OF OUR BUSINESS

Group at A Glance

Our Business Model

Company Address and Agent

Prudential plc is a public limited company incorporated on 1 November 1978 and registered in England and Wales. Refer to the 'Memorandum and Articles of Association' sub-section of the 'Governance' section of this report for further information on the constitution of the Company.

Prudential's registered office is 1 Angel Court, London EC2R 7AG, England (telephone: +44 20 7220 7588). Prudential's agent in the US for purposes of this annual report on Form 20-F is Jackson National Life Insurance Company, located at 1 Corporate Way, Lansing, Michigan 48951, United States of America. Following the demerger of Jackson, a new agent will be appointed.

Significant Subsidiaries

The table below sets forth Prudential's significant operating subsidiaries.

	Main activity	Country of incorporation

Prudential Assurance Company Singapore (Pte) Limited	Insurance	Singapore
PT Prudential Life Assurance	Insurance	Indonesia
Prudential Hong Kong Limited	Insurance	Hong Kong, China
Jackson National Life Insurance Company	Insurance	US

Save as set out below, all of the significant subsidiaries above are indirectly wholly owned via another subsidiary undertaking of the Company.

The Company has 100 per cent of the voting rights of the subsidiaries in Singapore and Hong Kong and 94.6 per cent of the voting rights in the Indonesia subsidiary attaching to the aggregate of the shares across the types of capital in issue. The percentage of share ownership for these subsidiaries is the same as the percentage of the voting power held.

Following the completion of the $500 million equity investment transaction by Athene Life Re Ltd in the Group's US business, the Company has 90.1 per cent of the voting rights in the US subsidiary, with a 88.9 per cent of share ownership. Each significant subsidiary operates mainly in its country of incorporation.

 Selected Historical Financial Information

The following table sets forth selected consolidated financial data for Prudential for the periods indicated. Certain data is derived from Prudential's audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS Standards) as issued by the International Accounting Standards Board (IASB). This table is only a summary and should be read in conjunction with Prudential's consolidated financial statements and the related notes included elsewhere in this document, together with the disclosures in the 'Financial Review' section.

In the table below, continuing operations reflect the Group following the demerger of M&G plc in the fourth quarter of 2019, namely Asia, the US and central operations including Africa.

Income statement	2020 $m	2019 $m	2018 $m	2017 $m	2016 $m

Continuing operations:
Gross premiums earned	42,521	45,064	45,614	39,800	38,865
Outward reinsurance premiums	(32,209)	(1,583)	(1,183)	(1,304)	(1,375)

Earned premiums, net of reinsurance	10,312	43,481	44,431	38,496	37,490
Investment return	44,991	49,555	(9,117)	35,574	13,839
Other income	670	700	531	1,319	1,387

Total revenue, net of reinsurance	55,973	93,736	35,845	75,389	52,716

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(48,205)	(83,905)	(23,426)	(63,808)	(42,881)
Acquisition costs and other expenditure	(5,481)	(7,283)	(8,527)	(8,649)	(7,846)
Finance costs: interest on core structural borrowings of shareholder-financed businesses	(337)	(516)	(547)	(548)	(488)
(Loss) gain attaching to corporate transactions	(48)	(142)	(107)	292	(322)

Total charges, net of reinsurance	(54,071)	(91,846)	(32,607)	(72,713)	(51,537)

Share of profits from joint ventures and associates net of related tax	517	397	319	233	200

Profit before tax (being tax attributable to shareholders' and policyholders' returns)(1)	2,419	2,287	3,557	2,909	1,379
Tax charges attributable to policyholders' returns	(271)	(365)	(107)	(321)	(210)

Profit before tax attributable to shareholders' returns	2,148	1,922	3,450	2,588	1,169
Tax credit (charges) attributable to shareholders' returns	37	31	(569)	(840)	(119)

Profit from continuing operations	2,185	1,953	2,881	1,748	1,050
(Loss) profit from discontinued UK and Europe operations	-	(1,161)	1,142	1,333	1,552

Profit for the year	2,185	792	4,023	3,081	2,602

Earnings per share
Based on profit from continuing operations for the year attributable to equity holders of the Company
Basic earnings per share (in cents)	81.6¢	75.1¢	111.7¢	68.0¢	41.0¢
Diluted earnings per share (in cents)	81.6¢	75.1¢	111.7¢	67.9¢	40.9¢

Statement of financial position data as at 31 Dec	2020 $m	2019 $m	2018* $m	2017* $m	2016* $m

Total assets	516,097	454,214	647,810	668,203	581,394
Total policyholder liabilities and unallocated surplus of with-profits funds	446,463	390,428	541,466	579,261	498,374
Core structural borrowings of shareholder-financed businesses	6,633	5,594	9,761	8,496	8,400
Total liabilities	493,978	434,545	625,819	646,432	563,270
Total equity	22,119	19,669	21,991	21,771	18,124

*
The 2016 to 2018 comparative statements of financial position included discontinued UK and Europe operations.

Other data	2020 $m	2019 $m	2018 $m	2017 $m	2016 $m

Dividend per share declared and paid in reporting period(4)	31.34¢	63.18¢	64.34¢	59.32¢	69.72¢
Interim ordinary dividend/final ordinary dividend	31.34¢	63.18¢	64.34¢	59.32¢	55.20¢
Special dividend					14.52¢
Market price per share at end of period (in pence)(5)	1,347.0p	1,449.0p	1,402.0p	1,905.5p	1,627.5p
Weighted average number of shares (in millions)	2,597	2,587	2,575	2,567	2,560

	2020 $m	2019 $m	2018 $m	2017 $m	2016 $m

New business:
Single premium sales(2)	22,911	26,010	23,685	24,387	24,390
New regular premium sales(2)(3)	3,328	4,783	4,691	4,608	4,550
Funds under management(6)	558,300	543,900	455,300	452,000	374,800

Notes

(1)
This measure is the formal profit (loss) before tax measure under IFRS. It is not the result attributable to shareholders. See 'Presentation of results before tax' in note A3.1(b) to Prudential's consolidated financial statements for further explanation.
(2)
The new business premiums in the table shown above are provided as an indicative measure of new business sales in the reporting period that have the potential to generate profits for shareholders (see the 'EEV Basis, New Business Profit and Free Surplus Generation' section of this document). The amounts shown are not, and are not intended to be, reflective of premium income recorded in the IFRS income statement. The details shown above for new business include contributions for contracts that are classified under IFRS 4 'Insurance Contracts' as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily Guaranteed Investment Contracts and similar funding agreements written in US operations. Further explanation on the differences is provided in note II(vii) of the calculation of alternative performance measure disclosure within additional financial information section.
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
(6)
Funds under management comprise funds of the Group held in the statement of financial position and external funds that are managed by the Group's asset management operations.

Dividend Data

Under UK company law, Prudential plc may pay dividends only if sufficient distributable reserves of the Company are available for that purpose and if the amount of its net assets is greater than the aggregate of its called up share capital and non-distributable reserves (such as the share premium account) and the payment of the dividend does not reduce the amount of its net assets to less than that aggregate. 'Distributable reserves' are accumulated, realised profits not previously distributed or capitalised less accumulated, realised losses not previously written off, on the applicable GAAP basis. For further information about the Company, please refer to the section headed Condensed Financial Information of Registrant (Schedule II).

The retained profit of the Company is substantially generated from dividend and interest income from subsidiaries. Many of its insurance subsidiaries are subject to regulations that restrict the amount of dividends that they can pay to the Company. These restrictions are discussed in more detail in notes C10 and D6.2 to Prudential's consolidated financial statements. Further information on the Group's 2020 dividends is provided in note B5 to Prudential's consolidated financial statements.

Subject to the restrictions referred to above, Prudential plc's directors have the discretion to determine whether to pay an interim dividend and the amount of any such interim dividend but must take into account the Company's financial position. The directors also have the discretion to recommend payment of a final dividend, such recommendation to be approved by ordinary resolution of the shareholders. The approved amount may not exceed the amount recommended by the directors.

The following table shows certain information regarding the dividends per share of Prudential plc relating to the periods indicated. Prior to the second interim ordinary dividend in 2019, the dividends were declared in pence sterling and converted into USD at the noon buying rate in effect on each payment date. First interim dividends for a specific year now generally have a record date in August and a payment date in September of that year, and second interim dividends (or final dividends) now generally have a record date in the following March/April and a payment date in the following May.

	2020	2019	2018	2017	2016

First Interim Ordinary Dividend (US cents)	5.37	20.29	20.55	19.50	16.78
Final Ordinary Dividend/Second interim Ordinary (US cents)	10.73	25.97	42.89	43.79	39.82

Reflecting the Group's capital allocation priorities, dividends will be determined primarily based on Asia's operating capital generation after allowing for the capital strain of writing new business and recurring central costs, with a portion of capital generation retained for reinvestment in the business. Dividends are expected to grow broadly in line with the growth in Asia operating free surplus generation net of right-sized central costs, and will be set taking into account financial prospects, investment opportunities and market conditions.

The Board has approved a 2020 second interim ordinary dividend of 10.73 cents per share. Combined with the first interim ordinary dividend of 5.37 cents per share the Group's total 2020 dividend is 16.10 cents per share.

Starting from the 2021 first interim dividend, the Board intends to apply a formulaic approach to first interim dividends, which will be calculated as one-third of the previous year's full-year ordinary dividend.

EEV Basis, New Business Profit and Free Surplus Generation

In addition to IFRS basis results, Prudential's filings with the Financial Conduct Authority, the Stock Exchange of Hong Kong, the Singapore Stock Exchange and Group Annual Reports include reporting by Key Performance Indicators ('KPIs'). These include results prepared in accordance with the European Embedded Value ('EEV') Principles and Guidance issued by the CFO Forum of European Insurance Companies in 2016, as well as new business profit and operating free surplus generation measures, which are alternative performance measures.

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

New business sales are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. New business profitability is a key metric for the Group's management of the development of the business. New business profit reflects the value of future profit streams which are not fully captured in the year of sale under IFRS reporting. New business margin is shown by reference to annual premium equivalent (APE) which is calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts. The amounts are not, and are not intended to be, reflective of premium income recorded in the IFRS income statement. EEV basis new business profit and margins are also published semi-annually.

Operating free surplus generation is used to measure the internal cash generation by our business units. For the insurance operations, it represents amounts maturing from the in-force business during the period less investment in new business and excludes other non-operating items. For the asset management operations it equates to IFRS post-tax adjusted operating profit for the period.

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

Summary Overview of Operating and Financial Review and Prospects

The following summary discussion and analysis should be read in conjunction with Prudential's consolidated financial statements and the related notes for the year ended 31 December 2020 included in this document.

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

Use of alternative performance measures

The table below explains how the Group's profit before tax and the supplementary analysis (alternative performance measure) of adjusted IFRS operating profit based on longer-term investment returns (adjusted operating profit2) each are reconciled to profit after tax on an IFRS basis. Adjusted operating profit is management's primary measure of profitability and provides an underlying operating result based on longer-term investment returns and excludes non-operating items. Further explanation on the determination of adjusted operating profit is provided in the 'Basis of Performance Measures' section. Further explanation on non-operating items is provided in the sub-section 'Non-operating items'.

Currency volatility

Our approach to evaluating the financial performance of the Group is to present growth rates before the impact of the fluctuations in the value of the US dollar against local currencies in Asia and Africa. In a period of currency volatility this approach allows a more meaningful assessment of underlying performance trends. This is because our businesses in Asia and Africa receive premiums and pay claims in local currencies and are, therefore, not exposed to any cross-currency trading effects. To maintain comparability in the discussion below the same basis has been applied. Growth rates based on actual exchange rates (AER) are also shown in the financial tables presented in this report. Consistent with previous reporting periods, the assets and liabilities of our overseas businesses are translated at period-end exchange rates so the effect of currency movements has been fully incorporated within reported shareholders' equity.

The table presents the 2019 results on both an actual exchange rate (AER) and constant exchange rate (CER) basis so as to eliminate the impact of exchange translation.

IFRS Profit

	AER			CER		AER

	2020 $m	2019 $m	Change %	2019 $m	Change %	2018 $m

Profit for the year	2,185	792	176%	779	180%	4,023
Less loss (profit) from discontinued operations	-	1,161	n/a	1,165	n/a	(1,142)

Profit after tax from continuing operations	2,185	1,953	12%	1,944	12%	2,881
Tax (credit) charge attributable to shareholders' returns	(37)	(31)	19%	(36)	3%	569

Profit from continuing operations before tax attributable to shareholders	2,148	1,922	12%	1,908	13%	3,450
Non-operating items:

Short-term fluctuations in investment returns on shareholder-backed businesses	4,841	3,203	51%	3,191	52%	791
Amortisation of acquisition accounting adjustments	39	43	(9)%	43	(9)%	61
(Gain) loss attaching to corporate transactions	(1,521)	142	n/a	143	n/a	107

	3,359	3,388	(1)%	3,377	(1)%	959

Adjusted operating profit	5,507	5,310	4%	5,285	4%	4,409

Analysed into:
Asia	3,667	3,276	12%	3,256	13%	2,888
US	2,796	3,070	(9)%	3,070	(9)%	2,563
Other income and expenditure	(748)	(926)	19%	(931)	20%	(967)
Restructuring costs	(208)	(110)	(89)%	(110)	(89)%	(75)

Adjusted operating profit	5,507	5,310	4%	5,285	4%	4,409

The Group reports annual premium equivalent (APE) as a measure of new business sales, which is a key metric for the Group's management of the development and growth of the business. APE is calculated as the aggregate of regular premiums and one-tenth of single premiums on new business written during the year for all insurance products, including premiums for contracts designated as investment contracts under IFRS 4. The use of the one-tenth of single premiums is to normalise these policy premiums into the equivalent of regular annual payments. This measure is commonly used in the insurance industry to allow comparisons of the amount of new business written in a period by life insurance companies, particularly when the sales contain both single premium and regular premium business. This differs from the IFRS measure of gross premiums earned as shown in the table below.

Reconciliation from Gross premiums earned to Annual premium equivalent (APE)

	2020 $m			2019 $m
	Asia	US	Total Segment	Asia	US	Total Segment

Gross premiums earned	23,341	19,026	42,367	23,757	21,209	44,966
Less: premiums from in-force renewal business	(18,166)	(845)	(19,011)	(17,236)	(956)	(18,192)
Adjustment to include 10% of single premiums	(2,131)	(17,306)	(19,437)	(2,606)	(20,008)	(22,614)
Add: deposit accounting for investment contracts	-	1,284	1,284	255	2,522	2,777
Inclusion of APE sales from joint ventures and associates on equity accounting method	820	-	820	899	-	899
Other adjustments	(168)	(236)	(404)	92	(544)	(452)

Annual premium equivalent (APE)	3,696	1,923	5,619	5,161	2,223	7,384

Gross premiums earned in the Group's Africa operations are unallocated to a segment and therefore excluded from the table above. Given the relative immaturity of the Africa business, it is also excluded from the APE metric. Further explanation of the differences is provided in note II(vii) of the section headed Additional Unaudited Financial Information. A discussion of the year-on-year movement of gross premiums earned is provided in the Explanation of Movements in Profit before Shareholder Tax by Nature of Revenue and Charges section.

In the remainder of this section every time we comment on the performance of our businesses, we focus on their performance measured in local currency (presented here by reference to percentage growth expressed on a CER basis) unless otherwise stated. In each such case, the performance of our businesses in AER terms is explained by the same factors discussed in the comments below and the impact of currency movements implicit in the CER data. The rest of this discussion focuses solely on the continuing operations of the Group following the demerger of M&G plc in the fourth quarter of 2019, namely Asia, the US and central operations including Africa.

Summary overview

Like all businesses, we faced new and unexpected challenges throughout 2020, but thanks to the dedication of our people, we made considerable progress on all fronts. We are well placed to weather the continuing effects of Covid-19 and to deliver for our customers and shareholders over the longer term. Our wide range of innovative products, diverse and flexible approach to distribution, and relentless focus on operating efficiency enabled us to continue to operate profitably, and at the same time continue to invest heavily in organic and inorganic growth initiatives.

In 2020 we focused on three areas of activity. First, we have been meeting the urgent needs of our customers, colleagues and communities in light of the pandemic. Second, we advanced the pace and the extent of our plans in delivering more digitally enabled, scalable operations, and equipping us with the tools necessary for continued success in the future. This had the effect of enabling us to execute effectively during lockdown restrictions. Third, we accelerated the structural repositioning of the Group, in particular enlarging our footprint in the Asian markets with the most attractive structural opportunities, and working at pace towards the proposed separation of our US business, Jackson.

Supporting stakeholders through the pandemic

We have been working hard to support all our stakeholders throughout the year. For our customers, for our colleagues and distributors, and for the communities in which we work, we have introduced a range of innovative measures to both deal with the impact of the virus and provide the means for them to emerge in a stronger position once the effect of the virus has subsided.

For our customers, we have put in place measures to increase coverage during this difficult time and to mitigate financial stress resulting from the virus. In most of our markets we introduced free limited-time Covid-19 cover, and we made improvements to our offerings throughout the year, including providing cash relief upon diagnosis and hospitalisation, and paying out on death.

We have enabled our colleagues around the world to work remotely and have undertaken a number of new initiatives to find out about and respond to their concerns, in particular managing the risk of mental and physical health challenges of staff and their families. During the course of the year, we have ensured that our people working from home have had the necessary equipment and support to do their work safely and comfortably. With disruption to working patterns continuing into 2021, we are taking further measures to help colleagues manage the longer-term psychological strains of remote working by providing as much flexibility as possible, and offering sessions and support for psychological and physical wellbeing.

We also took a number of key steps throughout the year to support our distributors through the challenges presented by Covid-19. To support our agents, we worked with regulators in 2020 to virtualise the sales process, and 28 per cent of agency new cases since April 2020, where we focused our efforts initially, together with 27 per cent of bancassurance new cases since July 2020, have been made virtually. This compares with very low amounts in prior years. Our Mainland China joint venture, CITIC-Prudential, went a step further by creating a virtual reality 'meeting room' where clients can purchase our products.

In the communities in which we work, we launched a number of initiatives to provide support through the challenges of Covid-19 and beyond. In May we launched the Prudential Covid-19 Relief Fund to provide financial support for communities and for the volunteering efforts of our people in Asia, the US and Africa. The fund is being distributed among our markets around the world to support charitable and community projects tackling the immediate impact of the pandemic and its social and economic consequences.

Delivering on long-term strategic goals

We have had two key strategic objectives in 2020. The first has been to deliver the proposed separation of our US business, Jackson. The second has been to enable our shareholders to benefit to the maximum extent from the health, financial protection and savings opportunities in our chosen markets in Asia and Africa, while ensuring that we deliver more digitally enabled, scalable operations in those regions to position us well for future success.

In the US we are now able to provide clarity on the path and timing of Jackson's proposed separation. In January 2021 the Group announced an update on Jackson's capital position and that it had decided to pursue the separation of Jackson from the Group through a demerger, whereby shares in Jackson would be distributed to Prudential shareholders. Subject to shareholder and regulatory approvals, the planned demerger is expected to complete in the second quarter of 2021, and would lead to a significantly earlier separation of Jackson from the Group than would have been possible through a minority IPO and future sell-downs, which from market precedent may have lasted until 2023. This accelerated process will complete Prudential's structural shift from a diversified global group to a growth business focusing exclusively on the unmet health, financial protection and savings needs of people in Asia and Africa.

In order to accelerate de-levering during 2021 through the redemption of existing high coupon debt, Prudential is considering raising new equity of around $2.5–3 billion. Such a transaction, if executed, would maintain and enhance the Group's financial flexibility in light of the breadth of the opportunities to invest in growth and aim to increase the Group's investor base in Asia. Prudential believes that there are clear benefits to the Group, as an Asian focused company, of increasing its institutional ownership in Asia and enhancing the liquidity of its ordinary shares in Hong Kong. As a result, its preference is to raise new equity through a fully marketed global offering to institutional investors concurrent with a public offering in Hong Kong to retail investors, to be undertaken after the Jackson demerger, subject to market conditions. The Group has held discussions with shareholders and the allocation of any offering will take into account a number of criteria including the interests of existing shareholders and the strategic benefits of enhancing its shareholder base and liquidity in Hong Kong. The Group believes that there is potential for substantial value creation for all shareholders through the transformation of Prudential into a business purely focussed on profitable growth in Asia and Africa.

Prudential is planning to retain a 19.9 per cent non-controlling interest in Jackson1 at the point of demerger, which will be reported within our IFRS balance sheet as a financial investment at fair value. Subject to market conditions, we intend to monetise a portion of this investment to support investment in Asia within 12 months of the planned demerger, such that the Group would own less than 10 per cent at the end of such period.

At the point of proposed separation and subject to market conditions, Jackson expects to have an RBC ratio2 in excess of 450 per cent and Total Financial Leverage3 in the range of 25 to 30 per cent. Jackson expects to achieve this level of RBC at the point of separation by contributing proceeds of debt and any hybrid capital raising to its regulated insurance subsidiaries. As a result, we do not expect that Prudential will receive a pre-separation dividend from Jackson.

Following the planned demerger, Jackson intends to pursue a focused strategy that prioritises optimisation and stability of capital resources while protecting franchise value. Jackson's financial goals as a standalone company will be designed to maintain a resilient balance sheet in order to provide shareholders with stable capital returns and profitable growth over the long-term.

In Asia, our focus is on strengthening our footprint in our key strategic markets, building our distribution and product range, and accelerating the digitalisation of our platform. Our businesses in Asia are aligned with supportive structural trends in the region, in particular rising prosperity and ageing populations, which are leading to significant and growing protection and savings gaps.

We have built top-three positions in nine Asian life insurance markets, and we have significant upside potential in the region's two largest markets, China and India. In Mainland China, our branch network with our local partner CITIC now covers 77 per cent of the country's 1.4 billion people4, and we see a broad range of opportunities to participate more deeply in that market. In India the businesses continue to develop, with our life business recording a 17 per cent rise in health and protection APE sales and our asset management business increasing funds under management5 by 6 per cent to $26.9 billion18. At 31 December 2020, our investment in ICICI Prudential Life Insurance was valued at $2.2 billion, in excess of the amount at which it is recorded in our IFRS financial statements.

Across our Asian markets, our comprehensive distribution network allows consumers to access our services how, where and when they choose. Our network of around 600,000 agents6 is growing ever more skilled and productive. Agent recruits7 in Asia (excluding India) rose 4 per cent in the year, and the number of agents qualifying for elite MDRT status doubled to more than 13,200. Our agent management has moved online across all markets, enhancing the effectiveness of agent communication and operation, and expanding sales capacity, with the number of cases per active agent7 increasing by 8 per cent in 2020 from the prior year.

We have access to around 20,000 bank branches and are working closely with our partner banks to develop their online offerings. In 2020, we entered into a major strategic partnership with TMB Bank in Thailand and also began new relationships with banks in Vietnam, Laos, Cambodia and Ghana. We are also developing new distribution channels through our digital partnerships, including OVO, Indonesia's leading mobile payments platform, and The1, Thailand's largest loyalty platform.

The services we offer are equally broad. We meet the needs of everyone from affluent families looking for sophisticated financial advice to people considering saving and financial protection for the first time. Across Asia we have seen a heightened need for the health and protection products that we provide, due to the Covid-19 pandemic. In a survey, 58 per cent of consumers in our Asian markets stated that they were interested in products with value-added services, with 46 per cent of customers searching for new insurance products8. This has been converted into an increase in the proportions of APE sales represented by health and protection products in seven of our Asian markets.

We have East Asia's number-one Islamic life insurance business, which saw a 49 per cent growth in new policies in 2020. Malaysia Takaful is the leader in its market, with a 32 per cent share of the market in 2020, as is our sharia business in Indonesia, which has the largest Muslim population of any country9, with a 35 per cent share of the sharia-compliant market. Our Business at Pulse (formerly PruWorks) proposition, which serves small and medium-sized enterprises, continues to develop.

Our Asia asset manager, Eastspring, manages $247.8 billion in assets across 11 markets in Asia, and is a top-10 asset manager in seven of those markets. Eastspring has a broad product set and an unrivalled ability to serve the needs both of Asian savers and global investors seeking access to Asian opportunities, and we continue to diversify the product set.

Our investment in Africa gives us exposure to a growing, under-served continent whose population is expected to double to more than 2 billion people by 2050.

The pace of our innovation continues to accelerate, and that is translating into improved operational performance. In 2020, we launched or revamped 175 products10 across our markets Of these, more than 115 were traditional and health and protection products, including Anxin, our digital health and protection solution for the China market, with 165,000 policies sold in 2020, around 50 per cent of them to new customers. In Indonesia several new launches of simplified standalone protection products saw their contribution rise to 37 per cent of APE, up from 8 per cent in 2019, which drove an overall increase in total new cases sold in 2020 of 12 per cent.

We have significant investment appetite in Asia and Africa that is based on the absolute size and demographic characteristics of each economy and our ability to build competitive advantage, leveraging our scale and expertise. While we will continue to build on our leading positions in Hong Kong and ASEAN, we see the greatest opportunities in the largest economies of China, India, Indonesia and Thailand. We expect this strategy to deliver profitable and sustainable compounding growth and high risk-adjusted returns for shareholders. Accordingly, our dividend policy announced in August reflects a rebalancing of capital allocation from cash dividends to reinvestment of capital into the Asia business.

Following the proposed separation of Jackson, our focus on Asia and Africa will support long-term delivery of future shareholder returns through value appreciation, with a focus on achieving sustained double-digit growth in embedded value per share. This will in turn be supported by the growth rates of new business profit, which are expected to substantially exceed GDP growth rates in the markets in which the post-demerger Prudential Group operates.

Pulse: building our digital capabilities

Our culture of innovation is exemplified by Pulse, our new digital platform, which is enhancing our digital capability across Asia and Africa.

The first iteration of the Pulse mobile app was launched in Malaysia in August 2019, with features focused on helping our customers – and the wider population – prevent and postpone ill-health. These initial services included an artificial intelligence-driven medical symptom checker, telemedicine and dengue fever alerts. Since then, Pulse has been launched in 11 languages across 11 Asian and four African markets. 58 per cent of Asian consumers desire access to healthcare value-added services8, such as virtual GP, and new features have continued to be added to Pulse on a weekly basis to meet this demand. Covid-19 has stimulated interest in the health features of Pulse, as both consumers and policymakers embrace the flexibility and accessibility offered by digital health solutions in a period when travel and face-to-face contact has been restricted. By February 2021, Pulse had been downloaded around 20 million times11. Sales referrals from Pulse to our agents in 2020, together with a small amount of revenue from bite-sized products sold directly on Pulse, translated into $211 million of APE sales12.

In 2021, as we continue to help customers become healthier, we intend to broaden our services to give greater support to people's wealth needs.

Our financial performance

Profit after tax from continuing operations increased from $1,953 million in 2019 to $2,185 million in 2020. The increase of $232 million primarily reflects the movement in profit before tax attributable to shareholders, which increased from a profit of $1,922 million in 2019 to a profit of $2,148 million in 2020, together with an increase in the tax credit attributable to shareholders from a credit of $31 million in 2019 to a credit of $37 million in 2020. The increase in profit before tax was primarily driven by a reduction in loss before tax in the US of $11 million and a reduction in loss before tax in other operations of $588 million, partially offset by a decrease of $373 million in profit after tax in Asia operations.

On an AER basis, the increase in adjusted operating profit in Asia of $391 million to $3,667 million (2019: $3,276 million), reflecting the continued growth and resilience of our Asia businesses, is more than offset by a $(764) million unfavourable change in non-operating gains to $153 million (2019: $917 million) driven by the effect of falling interest rates.

The $(714) million loss before tax for the US operations in 2020 is broadly in line with the loss of $(725) million in the prior year, with lower adjusted operating profit and more negative short-term fluctuations being largely offset by the gain arising on the reinsurance transaction undertaken with Athene in 2020. Further details are provided in the sections below.

In Asia, in a challenging environment, our diversified, high-quality, recurring-premium business model enabled us to continue to grow value and scale. Adjusted operating profit was 13 per cent higher than 2019 on a constant exchange rate basis, driven by the resilience of our in-force life business and the rebound of the level of funds managed by our asset manager Eastspring in the second half of 2020.

The quality of our historic book of insurance business contributed to resilient in-force growth, with the business seeing a higher level of renewal premiums14 in the year. The high level of renewal premiums is the result of the high level of regular-premium business we sell, the high mix of health and protection business and a 90 per cent customer retention rate15. This contributed to life insurance adjusted operating profit in Asia growing by 14 per cent (on a constant exchange rate basis). The performance was broad-based, led by Hong Kong, up 20 per cent, with a further eight markets delivering double-digit growth.

Our Asia asset management business, Eastspring, saw total assets under management reach $247.8 billion, up 3 per cent from the end of 2019 and 13 per cent higher than 30 June 2020, on an actual exchange rate basis, with external net outflows moderating in the second half of year alongside improving equity markets. Eastspring's funds under management also benefited from net inflows from internal Asia life funds of $8.5 billion during 2020, representing a continuing source of reliable funds flows to the Eastspring business and a structural strength of our business model. Overall, this helped the adjusted operating profit increase by 2 per cent compared with the prior year. Continued cost discipline helped maintain the cost/income ratio14 at the same level as last year.

Despite the continuing impact of the Covid-19 pandemic across our markets, we delivered a relatively resilient performance in respect of APE sales. Outside Hong Kong, APE sales16 reduced by (6) per cent. In Hong Kong, APE sales were (63) per cent lower, largely as a result of the impact of Covid-19-related restrictions on cross-border sales. Overall, this led to a (28) per cent fall in Asia APE sales as compared with 2019. China, our third-largest market by APE sales, was a particular highlight, with bancassurance APE sales up by 34 per cent compared with 2019. Agency APE sales rebounded by 15 per cent in the second quarter as restrictions were lifted, and overall APE sales in the second half increased by 4 per cent compared with the same period in the prior year.

The nature and timing of Covid-19-related disruption varied considerably across our markets. The ability of our franchise to grow as restrictions were lifted is evident from the sequential increase in APE sales in nine markets including Hong Kong, with the third-quarter total Asia APE sales above the second by 33 per cent, and the fourth quarter above the third by 18 per cent.

We continue to build our operations in Africa, with APE sales reaching $112 million, representing growth of 51 per cent. Our African businesses are progressing well with the adoption of our new digital sales management system, which has driven positive operating trends.

Jackson maintained its leading position in the US variable annuity market17, reflecting customer demand for Jackson's products in this market and the breadth and expertise of its distribution force.

Jackson's adjusted operating profit was $2,796 million (2019: $3,070 million), reflecting DAC adjustment effects and the expected reduction in spread-related earnings following the reinsurance contract with Athene in June 2020 and lower asset yields, partially offset by higher fee income from increased average account balances. Overall Jackson incurred a $(247) million post-tax loss (2019: loss of $(380) million), where the economic nature of our hedging programme, and the related accounting mismatches, alongside the exceptional equity volatility seen over the year, resulted in the recognition of losses on equity derivatives taken out as part of Jackson's hedging programme.

Outlook

Throughout the Covid-19 crisis that dominated 2020, we demonstrated our ability to act at pace, our adaptability and the resilience of our underlying business. We will continue to apply these strengths as we move forward. With each cycle of lockdown and reopening, we have adopted varied responses depending on the local conditions, we have improved our agility as we have responded, and the strength of our business has remained apparent. We expect that vaccination programmes will be launched in a number of our markets in 2021, triggering a gradual return to more normal economic patterns. However, the pace of these programmes and their effect is likely to vary substantially and gives a degree of uncertainty over performance of the business in the short-term.

Our most significant market is Hong Kong. Sales to Mainland Chinese individuals in Hong Kong have been severely curtailed by the closure of the border with mainland China. There is at present unlikely to be a lifting of the border restrictions until the third quarter of 2021 at the earliest, but this depends on a number of factors. However, we believe there will continue to be demand from Mainland Chinese customers for the Hong Kong product suite once the border reopening occurs and we have been building on our existing product and digitalisation capabilities to continue to serve both these and domestic customers in the future. Since the second quarter of 2020 we have seen sequential quarterly increases in sales in Asia, but our continued success across all our markets will be dependent in part on government reaction to changes in the number and type of Covid-19 cases and the vaccine roll-out.

Nevertheless, we are confident that the demand for our products will continue to grow in line with the structural growth in our chosen markets, and that our expanding and increasingly digitalised distribution platforms will meet that demand.

That confidence in the future is underpinned by the clarity of our strategy for delivering long-term profitable growth. The Group aims to deliver outperformance by building leadership positions in the markets with the greatest scale, investing in people and innovating, and nurturing relationships with our key stakeholders.

If we execute successfully, the outcome of our strategy will be growth in new business profit that is expected to outpace the economic growth of the markets where we operate. We are confident that our clear and focused strategy, coupled with our proven execution ability, leaves us well placed to continue to deliver value for our shareholders and all our stakeholders over the long term, with a focus on achieving sustained double-digit growth in embedded value per share.

Notes

1
Prudential is planning to retain a 19.9 per cent voting interest and a 19.7 per cent economic interest.
2
Representing the RBC ratio of Jackson National Life that reflects the capital and capital requirements of Jackson National Life and its subsidiaries, including Jackson National Life NY.
3
Calculated on a US GAAP basis as the ratio of total debt (including senior debt, hybrid debt and preferred securities) to total debt and shareholders' equity (excluding Accumulated Other Comprehensive Income).
4
2019 data for population. Sources from National Bureau of Statistics and CBIRC.
5
Full year 2020 total funds under management, including external funds under management, money market funds, funds managed on behalf of M&G plc and internal funds under management, reported based on the country where the funds are managed.
6
Including India.
7
Excluding India.
8
Source: Swiss Re COVID-19 Consumer Survey, April 2020.
9
Source: Indonesia Ministry of Religion Data Centre.
10
Including 37 bite-sized digital products.
11
As of 22 February 2021.
12
APE sales substantially from full-premium products sold through referrals to agents and a small amount of revenue from 37 new digital products.
13
Attributed to the shareholders of the Group before deducting the amount attributable to the non-controlling interests. This presentation is applied consistently throughout the document.
14
See note II of the Additional Unaudited Financial Information for definition and reconciliation to IFRS balances.
15
Excluding India, Laos and Myanmar.
16
APE sales is a measure of new business activity that comprises the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the year for all insurance products, including premiums for contracts designated as investment contracts under IFRS 4. It is not representative of premium income recorded in the IFRS financial statements. See note II of the Additional Unaudited Financial Information for further explanation.
17
LIMRA: through the third quarter of 2020, Jackson accounted for 16.5% of new sales in the U.S. retail variable annuity market and ranked number 1 in variable annuity sales.
18
Representing Prudential's 49 per cent interest.

OUR BUSINESS SEGMENTS

Our purpose is to help people get the most out of life. We make healthcare affordable and accessible and promote financial inclusion across our markets. We protect people's wealth and help them grow their assets, and we empower our customers to save for their goals.

With this purpose in mind, our intention is to take full advantage of the long-term structural opportunities in Asia and Africa and to pursue a path for a fully independent Jackson. In January 2021, the Board announced that it had decided to pursue the separation of Jackson from the Group in the first half of 2021 through a demerger, whereby shares in Jackson would be distributed to Prudential shareholders. The result of this separation will be two separately listed companies with distinct investment propositions, which the Group's Board believes will lead to improved strategic outcomes for both businesses.

The Prudential Group will focus exclusively on its high-growth Asia and Africa businesses. We will also accelerate our development of digitally enabled products and services to help prevent, postpone and protect our customers from threats to their health and wellbeing, as well as supporting them to achieve their savings goals.

Jackson will continue to help Americans grow and protect their retirement savings and income to enable them to pursue financial freedom for life through its differentiated products, well-known brand and industry-leading distribution network.

These business units derive revenue from both long-term insurance and asset management activities. These are supported by central functions which are responsible for Prudential strategy, cash and capital management, leadership development and succession, reputation management and other core group functions.

The Group reports annual premium equivalent (APE) as a measure of new business sales. This is a key metric for the Group's management of the development and growth of the business. APE is calculated as the aggregate of regular premiums and one-tenth of single premiums on new business written during the year for all insurance products, including premiums for contracts designated as investment contracts under IFRS 4. The use of the one-tenth of single premiums is to normalise these policy premiums into the equivalent of regular annual payments. This measure is commonly used in the insurance industry to allow comparisons of the amount of new business written in a period by life insurance companies, particularly when the sales contain both single premium and regular premium business. APE differs from the IFRS measure of gross premiums earned. A reconciliation of APE new business sales to IFRS gross premiums earned is provided in note II(vii) of the section headed Additional Unaudited Financial Information. A discussion of the year-on-year movement of gross premiums earned is provided in the section headed Explanation of Movements in Profit before Shareholder Tax by Nature of Revenue and Charges.

Asia and Africa

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

Eastspring Investments, Prudential's asset management business in Asia, manages investments for Prudential's Asia life companies and also has a broad base of third-party retail and institutional clients. Eastspring has a number of advantages and is well placed for the anticipated growth in Asia's retail mutual fund market. It has one of the largest footprints in Asia, with operations in 11 major markets and distribution offices in US and Europe. In 2018 and 2019, it made two major acquisitions in TMB Asset Management Co., Ltd and Thanachart Fund Management Co., Ltd respectively, propelling its position to one of the leading asset managers in Thailand. It has a well-diversified customer base, comprising Prudential's internal life funds, and a number of institutional clients, including sovereign wealth funds and retail customers. Assets managed are diversified between fixed income and other equities and also include quantitative, beta, multi-asset and private market investments.

The Group has had operations in Africa since 2014 and has continued to expand its presence on the continent, one of the world's most under penetrated markets where the population is expected to double to more than 2 billion people by 2050. In July 2019, Prudential completed its acquisition of a 51 per cent. stake in a leading life insurer, Group Beneficial, operating in West and Central Africa. The Group now operates in eight markets with a population of almost 400 million.

As at 31 December 2020, the Asia business had:

  –
  16 million life customers with life and fund management operations in 15 markets;
  –
  Access to more than 20,000 bank outlets across Asia with relationships including Standard Chartered Bank (SCB), United Overseas Bank Limited (UOB), ICICI Bank in India, CITIC in China and TMB in Thailand;
  –
  Around 600,000 agents across the region; and
  –
  Top three position in nine life markets15.

We have a pan-Asian footprint, with our largest life and protection operations in Hong Kong, Singapore, Indonesia and Malaysia as well as our joint venture in China. We also operate in Thailand, Vietnam, Taiwan, the Philippines, Cambodia, Laos and Myanmar and have a successful partnership in India. Within this footprint, Prudential has top three positions1 in 9 out of 13 life markets and extensive distribution networks, across digital, agency and bancassurance channels. We focus on delivering profitable regular premium health and protection insurance products and fee-based earnings.

In asset management, Eastspring manages $247.8 billion across 11 markets in Asia and provides focused investment solutions to third-party retail and institutional clients as well as to our internally sourced life funds. Eastspring is a top 10 asset manager in 7 of the 11 markets in which it operates, and is the largest pan-Asian retail asset manager excluding Japan2.

Since 2014 we have also built a rapidly growing multi-product, multi-distribution business in Africa, with operations now in eight countries across the continent, and have over one million customers. Starting in 2021 the regional office for Africa will be based in Nairobi, making East Africa our hub for the continued success of operating on the continent.

Our offering in Asia and Africa is evolving to respond to growing customer awareness and demand for products that address health and wellness, as well as providing life insurance cover. Pulse by Prudential, our health and wellness platform provides a compelling offering to address these needs, building on our existing distribution channels and trusted brand. Further information on Pulse by Prudential, and our markets, customers, products and distribution within the region is set out below.

Asia has grown significantly over the last 10 years. Since 2013, Prudential has committed almost $10 billion of capital to support growth in Asia, including around $5 billion of inorganic investments to grow our distribution reach and to build digital capability. Around one-third of the total investment has been made since January 2019. Investments in 2020 included establishing a 15-year strategic bancassurance partnership with TMB, which significantly strengthens our distribution capability in Thailand's fast-growing life insurance sector and strongly complements our top-five position2 in the country's mutual fund market. In other markets we have also established a new bancassurance partnership with SeABank, a fast-growing bank in Vietnam with approximately 1.2 million customers and almost 170 branches, as well as signing new agreements with Banque Franco-Lao (BFL) BRED Group in Laos, and in early 2021 with Phnom Penh Commercial Bank Plc (PPCBank) in Cambodia.

We have significant investment appetite in Asia in the future that is based on the absolute size and demographic characteristics of each economy and our ability to build competitive advantage leveraging our scale and expertise. While we will continue to build on our leading positions in Hong Kong and members of the Association of Southeast Asia Nations ('ASEAN'), we see the greatest opportunities in the largest economies of China, India, Indonesia and Thailand. This investment is expected to deliver profitable and sustainable compounding growth and will support long-term delivery of future shareholder returns through value appreciation, with a focus on achieving sustained double-digit growth in embedded value per share.

Markets

The life insurance industry in Asia and Africa remains in the early stages of development, as characterised by the low penetration rates across the region for insurance. In particular, most of our Asia markets are approaching the level of per capita annual income when demand increases sharply. Around 50 per cent of the global population lacks access to essential health services13, and across the Asia region specifically, there are significant health funding and wellness gaps; 80 per cent of Asians do not have insurance cover14 and spend some $400 billion on healthcare as an out-of-pocket expense15. Similarly, in Africa, while mobile phone access has increased tremendously over the last 20 years, less than 50 per cent of Africans have access to modern health facilities16, and 80 per cent have to rely on public health facilities, which are often understocked, understaffed, and difficult to reach due to the physical and financial burdens of transportation17.

Our largest market in respect of APE sales is Hong Kong, which accounted for 21 per cent of our overall Asia APE sales in 2020, followed by Singapore, contributing 17 per cent and China which accounted for 16 per cent. The rest of our new business is diversified across 10 markets. Our adjusted operating profit is well balanced, with the largest contributions from Hong Kong, Singapore and Indonesia.

With regards to strategy, we see the most significant opportunities for growth potential in life insurance and asset management in the four largest economies in our footprint, namely China, India, Indonesia and Thailand. Our joint venture operations in China and India together with our businesses in Indonesia and Thailand, provide us with scaled access, where we can build leadership positions with competitive advantage and economies of scale. We also intend to continue building on our leading positions within Hong Kong and ASEAN.

In China, our China life business is a 50/50 joint venture with CITIC, a leading Chinese state owned conglomerate. Our China JV business performed well in 2020 after the Covid-19 disruption in the first quarter. Building on our existing nationwide coverage of 20 branches and 99 cities (an increase of five since 2019), we expect our China JV business will continue to grow at pace by expanding and deepening our presence from our current geographical footprint, and by leveraging our multi-distribution platform. We operate our asset management business in China through CITIC-Prudential Fund Management Company Limited, a JV with CITIC with assets under management of $9.6 billion19, as well as our wholly owned private fund manager operationalised in 2019 within Eastspring, which now has sourced and sub-advised assets under management of $743 million. Our Chinese life insurance joint venture has also established its own asset management company in 2020, Prudential-CITIC Asset Management Co, which further strengthens our capabilities in savings and retirement products.

In India, our business consists of our 22.1 per cent holding of the Indian Stock Exchange listed life insurance business, ICICI Prudential Life Insurance (with our investment valued at $2.2 billion as at 31 December 2020) and 49 per cent of the asset manager, ICICI Prudential Asset Management, which has total funds under management7 of $26.9 billion19. Our India life business continues to pivot to health and protection, with a 17 per cent increase in health and protection APE sales, which now represent 24 per cent of total APE sales (up 9 percentage points on 2019). We will continue to capture the significant potential in the Indian life market by continuing to grow the business, improving retention and enhancing productivity.

In Indonesia, we continue to strengthen our market leadership, including in the sharia market where we increased APE sales by 6 per cent in 2020, and propel growth by broadening our product offerings, as well as digitalising our business model. We added 60 products during 2020, doubled MDRT qualifiers to over 2,100, and launched digital products through both Pulse and our OVO partnership. We have seen positive momentum in the last quarter of 2020, being the highest sales quarter of 2020, and believe our business transformation will continue to drive growth in the future.

In Thailand our new distribution partnership with TMB will help us achieve top-three leadership in the bancassurance channel, and we will further accelerate growth by developing a holistic omni-channel business model. Coupled with the completion of the acquisition of TMBAM and TFund which gives us a top-five ranking in the mutual fund market, this will give us a high-quality platform to deliver best-in-class health and wealth solutions to serve the growing retirement and investment needs of both the rising middle class and the growing high net worth segments.

In our other large businesses, we also see ample opportunities to continue to grow at pace. In Hong Kong, we believe based on our own and third party surveys there is latent demand from Mainland Chinese customers for our Hong Kong product suite and that the eventual normalisation of visitor arrivals as the border reopening occurs will allow for the return of this important source of new business. For example, 61 per cent of Mainland Chinese visitor preference20 is to receive critical illness medical treatment in Hong Kong. In the meantime, we continue to build our already strong and substantial Hong Kong domestic business through multi-channel expansion and increased digitalisation of our service offering. We also continue to broaden our product offerings, such as our mid-tier medical reimbursement product, the PRUHealth VHIS VIP Plan, to fulfil the protection needs of our customers. We will also broaden access to Mainland China consumers through Greater Bay Area initiatives and remain a destination of choice through our market-leading products and service propositions.

In Singapore, we see significant opportunities in expanding the servicing of the high net-worth and small and medium enterprise (SME) markets, alongside supporting a fast ageing population to address under-covered retirement and health needs. In Malaysia, we have leading market positions in both the conventional and Takaful markets. In particular, in the underprovided Takaful segment where we see substantial opportunity for growth, we increased our APE sales by 26 per cent in 2020.

In our other high-potential growth markets of Vietnam, the Philippines, Cambodia, Laos and Myanmar, we see the opportunity for rapid growth through the roll-out of our efficient and scalable business model, multi-channel distribution networks and the provision of market leading digital products and services through Pulse. These markets currently have very low levels of life insurance penetration, for example with life insurance penetration5 of just 1.4 per cent in Vietnam and 1.2 per cent in the Philippines. However, with rising GDP per capita at or reaching a threshold of $10,000 to $20,000, and supported by our proven and market leading positions, we are confident of delivering new life insurance sales growth well in excess of GDP growth in these markets.

We see substantial opportunities to accelerate our asset management business, Eastspring, building on its leading market position as Asia's largest retail asset manager (excluding Japan)2 and structural advantages of reliable and predictable inflows from our life businesses. The completion of the TMBAM and TFund acquisitions in Thailand and successful development of its China business, mentioned above, have strengthened its strategic portfolio.

Since 2014 we have also built a rapidly growing multi-product business in Africa, with operations now in eight countries across the continent. Despite the Covid-19 pandemic, APE sales at Prudential Africa have grown by 51 per cent21 to $112 million during 2020, with the number of active agents significantly ahead of the same period last year. In Ghana, we have renewed our exclusive agreement with Fidelity Bank for an additional 10 years, building on a successful partnership over the past five years. We also announced a new partnership with Vodafone Ghana to provide an innovative microinsurance product to their 9 million plus subscribers. Meanwhile, our team in Nigeria has launched a new partnership with the largest mobile operator in the country, MTN, in an effort to reach its subscriber base of over 70 million people and provide protection to the millions of uninsured Nigerians.

New Business Premiums

In 2020, total new business premiums in Asia were down by 18 per cent from $8,562 million in 2019 to $7,010 million. Of this amount, regular premium sales decreased by 30 per cent to $3,328 million (2019: $4,783 million) and single premium sales decreased by 3 per cent in 2020 to $3,682 million (2019: $3,779 million).

The following table shows Prudential's Asia life insurance new business premiums by local business unit for the years indicated.

	2020	2019	2018

Single premiums
China JV (Prudential's 50% proportionate share in joint venture)	1,068	710	138
Hong Kong	184	387	458
India (Prudential's 22 per cent (2019: 22 per cent; 2018: 26 per cent) proportionate share in associate)	225	155	105
Indonesia	226	292	274
Malaysia	90	209	112
Philippines	49	51	57
Singapore	1,496	1,217	1,242
Taiwan	201	544	389
Thailand	122	192	290
Vietnam	21	22	27

Total single premiums	3,682	3,779	3,092

Regular premiums

Cambodia	10	24	26
China JV (Prudential's 50% proportionate share in joint venture)	475	518	390
Hong Kong	741	1,977	2,222
India (Prudential's 22 per cent (2019: 22 per cent; 2018: 26 per cent) proportionate share in associate)	154	245	276
Indonesia	244	361	287
Laos	1	-	-
Malaysia	337	333	324
Philippines	134	153	111
Singapore	460	539	493
Taiwan	367	278	243
Thailand	171	140	127
Vietnam	234	215	192

Total regular premiums	3,328	4,783	4,691

Total new business premiumsnote	7,010	8,562	7,783

Note
The new business premiums in the table shown above are provided as an indicative measure of new business sales in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and are not intended to be, reflective of gross premium earned recorded for Asia in the IFRS income statement as discussed in the "Explanation of Movements in Profit Before Shareholder Tax by Nature of Revenue and Charges" section. The new business premiums above include contributions for certain unit-linked savings and similar policies that are described as investment contracts without discretionary participation features under IFRS 4 as well as contributions from joint ventures and associate, which are excluded from gross premiums earned. Additionally, the regular premiums in the table shown above are on an annualised basis, which represent a full year of instalments in respect of regular premiums irrespective of the actual payments made during the year.

The following table shows funds under management by Eastspring Investments at the dates indicated.

	31 Dec 2020 $bn	31 Dec 2019 $bn

External funds under management, excluding funds managed on behalf of M&G plc	93.9	98.0
Funds managed on behalf of M&G plc	15.7	26.7
Internal funds under management	138.2	116.4

Total	247.8	241.1

Products and brands

We offer a wide range of insurance products that are tailored to local market requirements and fast-changing individual needs. We focus on health and protection and savings products that include participating, linked and other traditional products.

The diversity and resilience of our business is supported by the continued innovations and enhancements we make to our product range, which include broadening coverage for new risks and adding innovative features. In 2020, we introduced or revamped 175 new products22, including simplified lower case-sized protection offerings.

The Covid-19 pandemic has reinforced customer interest in health and protection products, with 58 per cent of consumers across our Asian markets desiring access to healthcare value-added services, such as access to a virtual GP23. This has been converted into an increase in the proportions of APE represented by health and protection products in 7 of our Asian markets, led by India, Singapore, Thailand and Vietnam. Of the 175 new or revamped products noted above, more than 115 were traditional and health and protection products.

Our Hong Kong business offers domestic Hong Kong residents and mainland visitors sophisticated critical illness, medical benefits and life insurance protection business. 91 per cent of all Hong Kong consumers23 indicated they would retain life insurance even if their financial position is disadvantaged by Covid-19 re-enforcing the resilience of this market. The investment proposition provides access to international equities and bonds. In particular, our main with-profits product offering uses a with-profits structure, which pools the investments of policyholders and allocates returns based on long-term investment performance (similar to that historically used in the UK), and leads to attractive margins. The business has a high level of renewals that is substantially higher than the premiums from new business. Singapore offers a similar type of product mix and also uses a UK-style with-profits structure.

In China, Anxin, our digital health and protection solution generated 165,000 policies in 2020, with around 50 per cent to new customers. In Hong Kong, we launched in the second half of 2020 PRUHealth VHIS VIP Plan, a tax-efficient medical insurance targeting the mid-tier segment.

In Indonesia, we retain leadership in the sharia-compliant market, with 35 per cent share, accounting for 37 per cent of agency sales in Indonesia. Our PRUCinta product, the first traditional sharia product with specific cash value, accounts for 14 per cent of Indonesia agency sales. More widely, we have launched 60 products in Indonesia in 2020, including lower ticket standalone protection products which collectively accounted for 52 per cent of new case count mix (2019: 11 per cent).

Alongside offering products that meet customer needs, we invest in our brands to build trust, drive awareness and attract and retain customers.

Distribution and customer engagement

We believe in a multi-channel and integrated distribution strategy for our business which can adapt and respond flexibly depending on local market conditions. Our distribution network is one of the strongest and most diversified in the Asia region, across agency, bancassurance and non-traditional partnerships, including digital. In recent years, we have also established non-traditional partnerships to broaden our customer reach, particularly the digitally-savvy millennial segment. In total, we have more than 300 life insurance and asset management distribution partnerships in Asia. Alongside these distribution channels we also have Pulse by Prudential (discussed further below).

Agency

We have around 600,000 licensed tied agents24 across our life insurance markets, and the productivity of active agents increased 8 per cent25,26 in the year, based on number of cases, which are becoming smaller in size as we, and our customers, focus increasingly on standalone protection products. Our agency channel is a core component of our success, given the high proportion of high margin protection products sold.

Our continued support for the agency channel positions us well for sustainable growth. Our agent management has moved online across all markets, enhancing effectiveness of agent communication and operation, and expanding sales capacity with agent recruits26 of 143,000 in the year. We deployed virtual sales tools across all markets for almost all products, and 28 per cent of agency new cases since April 2020, together with 27 per cent of bancassurance new cases since July 2020 have been made virtually. Despite the gradual relaxation of Covid-19 containment measures in several markets, virtual selling tools have now become mainstream with distributors, and virtual sales in the fourth quarter represented 23 per cent of both agency and bancassurance sales.

We place great emphasis on agent professionalism and promote career progression by providing tailored training programmes that share experience and best practice across different markets. In addition, to further assist our agents during the sales process and enhance productivity we continually upgrade the tools at their disposal. During 2020, the number of agents qualifying for the Million Dollar Round Table (MDRT) doubled in the year to more than 13,200.

In Africa the number of active agents in 2020 significantly increased from the prior year. The increase in active agents is a direct result of implementing our Rookie Development Programme in each market, which helps with agent professionalism and customer focus, as well as transitioning new agents from the classroom to the field, and making those agents active within the first month of their recruitment. In most markets, as a response to Covid-19-related restrictions, we rapidly innovated to create an end-to-end virtual sales submission process, with a virtual recruitment and onboarding process for distributors as well as delivering training digitally. Moreover, 2020 marked the first time each market has had at least one agent qualify for the MDRT increasing the number of qualifiers to 38 from 15 in the prior year.

Bancassurance

We also have a leading bancassurance franchise that provides access to around 20,000 bank outlets through our strategic partnerships with multi-national banks and prominent domestic banks.

Our bancassurance partnerships made an important contribution to our business last year. Our new partnership with TMB in Thailand, which commenced on 1 January 2021, will give us access to an expanded network of 685 branches. In preparation we have trained more than 5,500 bank sellers and nearly doubled the number of sales support staff to 240. We have launched a refreshed set of propositions encompassing the high net-worth, retail, commercial and SME segments and rolled out a new e-POS system.

Outside of Hong Kong, our bancassurance channel APE sales remained stable despite Covid-19 related disruption. We were particularly pleased to see the positive momentum in our bancassurance channel in Indonesia, which saw APE sales up 15 per cent21. We continue to look for opportunities to expand our presence in this market.

We have also developed strategies to reach the digitally-savvy millennial segment through UOB Mighty, UOB's digital bank, and new partners such as Central in Thailand. Prudential Laos has also recently partnered with Star Fintech to launch payment services via its U-money platform. We anticipate that these partnerships will significantly enhance our reach to millennial consumers in the country through the joint development of digital propositions that encompass health, wellness and wealth products. The experience will also help us in designing and managing distribution strategies in our existing markets as well as in targeting new points of entry.

Pulse by Prudential

In 2020, we have been able to accelerate our digital development and associated customer-centric digital ecosystem.

The Covid-19 pandemic has accelerated growing awareness and demand for health and wellness solutions. For example, 46 per cent of Asian consumers searched for new insurance policies23. Our digital capabilities allow us to make healthcare more accessible and affordable in the countries where we operate.

Prudential meets this growing demand for health and wellness through its super-app Pulse by Prudential. Pulse is a free digital mobile application that offers holistic management, artificial intelligence (AI)-powered self-help tools, and information to serve users 24/7 and promotes health and wellbeing through a range of value-added services. These include telemedicine, health and wellness content and communities, health challenges and rewards, chronic disease management, as well as a self-diagnosis and self-help tools. Pulse has been launched27 in 11 different languages across 11 markets in Asia (Malaysia, Indonesia, Singapore, Hong Kong, the Philippines, Thailand, Vietnam, Cambodia, Laos, Taiwan, and Myanmar) and most recently four markets in Africa (Kenya, Nigeria, Cameroon and Zambia), with varying levels of development.

Pulse has been downloaded around 20 million times27 since its initial launch in 2019 in Malaysia. Through this single super-app, Pulse is being developed to offer an integrated health, wealth, and SME ecosystem. It has integrated 32 local and regional partners27, including most recently, a signed partnership with Central Group, a leading retailer in Thailand, that will enable Pulse to access Central Group's existing digital engagement with customers to offer insurance and health solutions to them. We have also signed a partnership with HR Easily, an HR services digital platform which we make available to our SME customers through 'Business at Pulse'. We are seeing continued increase in the usage of AI assessment and triage, lifestyle management and wellness, and telemedicine consultation services, with over 1.5 million users27 accessing at least one of the services in Asia, since launch.
Pulse also enables us to reach a younger customer demographic, with the majority of Pulse users in the 18 to 35 age group compared with the average age of an existing Prudential customer profile of around 40, and is broadening our potential customer base, with 70 per cent of Pulse consumers new to Prudential.

37 digital bite-sized products were made available in Pulse in 2020. Some examples of bite-sized products launched by Prudential within Pulse include products related to common critical illnesses in Asia (cancer, stroke, heart attack), tropical disease protection (dengue, malaria, measles), and daily care (food poisoning, minor burns, broken bones, and accident income support).

With greater customer touchpoints, we are also able to generate Pulse-led data-driven leads for agents. We saw over 2.2 million leads generated for agents in 2020 which together with a small amount of revenue from policies sold directly through Pulse, generated APE sales of $211 million28 in 2020.

Recently, we introduced a subscription plan to help Pulse users eat healthier and promote a more active lifestyle, and even save for the future. These paid subscription plans, priced at a low cost of between $1-$3 per month, are currently available to users in Hong Kong, Indonesia, Malaysia, Thailand, Vietnam and the Philippines, with plans to expand on the offerings and launch in additional markets in 2021. The paid subscription plans have received 164,000 active subscribers during 2020.

We have undertaken steps to meet our objective for Pulse to provide a platform for end-to-end service, with the same app used by customers and distributors. Agents have the ability to sell Prudential products virtually within the Pulse platform in the Philippines, Malaysia and Indonesia. Meanwhile, e-claims are available in Indonesia, Malaysia, Cambodia, Myanmar and the Philippines. We believe the integration with the life value chain across sales, claims and payments will allow Pulse to enhance value to new and existing users and drive efficiencies in the business.

Customer service and loyalty

We believe that excellent customer service has been key to our strong reputation and leading pan-Asia franchise. Customer loyalty has remained high during the Covid-19 pandemic, with a retention ratio consistently in excess of 90 per cent. The satisfaction and trust our customers have in our business also translates into a high proportion of repeat sales, which comprised 47 per cent of APE sales in 2020. The result of these dynamics is a portfolio of over 25 million in-force policies, with each policyholder holding 1.6 policies on average.

We are focused on unlocking new customer segments through a broader proposition set. During 2020, we added a further 1.3 million new life customers from traditional channels. Our overall life customer numbers increased to 16 million, of which about 30 per cent are our health insurance customers.

We continue to identify and target new customer groups and segments outside our traditional focus in the Mass and Affluent space in order to accelerate our future growth. Within the Emerging segment, Pulse leads the customer acquisition as described above. Within the High Net Worth segment, we first expanded into this segment in 2018 with Opus in Singapore, providing a differentiated experience for our customers, including a dedicated service team, wealth planners and external experts covering trust and legal matters. Within the Group segment, we also developed tailored offerings for small and medium-sized enterprise (SME), a segment that remains under-served and offers significant growth potential. This strategy is advanced through our all-inclusive platform, Business at Pulse platform, which provides digitally-enabled insurance and HR solutions for business owners and their employees. We have extended our Business at Pulse platform from Singapore and Indonesia to Hong Kong, the Philippines and Thailand, and will launch next in Malaysia.

Integrated asset management

Eastspring is a leading Asia-based asset manager, with operations across 11 markets in Asia, plus offices in Europe and North America. With $247.8 billion of assets under management and over 300 investment professionals, it is the largest pan-Asian retail asset manager excluding Japan2 and is a top-10 asset manager in 7 of the 11 markets in which it operates.

Eastspring has a broad product set, as well as significant distribution capabilities and industry-leading operational efficiency. Eastspring provides focused investment solutions, across equity, bonds and multi-asset products, to our internally sourced life insurance funds and third-party retail and institutional clients. Distribution channels include wholesale, intermediary and direct online formats, which are tailored as required, depending on the geography involved. This means that Eastspring can continue to grow and develop through both market cycles and changes to individual investment styles. Operational efficiency has led to industry-leading margins, with investment in technology, for example the implementation of BlackRock's Aladdin system, to deliver common platforms, and world-class risk management and governance capabilities.

In terms of strategy, we see substantial growth opportunities to accelerate Eastspring, building on its leading market position as Asia's largest retail asset manager2 (excluding Japan) and structural advantages of reliable and predictable inflows from our life business. In particular, we see China, India and Thailand as our most material market opportunities. Eastspring is well positioned to broaden its investment capabilities to serve the global needs of Asia-based clients, while offering global investors access to its expertise in investing in Asian markets. For example, in October 2020, Eastspring announced a strategic partnership with Atlantic Zagros Financial Partners to expand its offshore distribution capabilities to the Americas. To support this ambition Eastspring's strategic objectives include developing its distribution, product range and investment advisory capability, while continuing to enhance support for the asset management needs of Prudential's life insurance business.

To support these objectives, Eastspring has organised its operations into three pillars that will drive the expansion of its capabilities and growth in the future:

  •
  Alpha engine – representing centralised investment capability with an emphasis on driving asset class return on investment after adjusting for market-related volatility. This pillar will focus on diversifying Eastspring's investment capabilities and styles.
  •
  Advisory solutions – standalone advisory service for institutional clients; focusing on solutions & products for that market, including the growing need to support clients' Environmental, Social and Governance (ESG) requirements. This pillar will also focus on reinforcing the quality of service provided to the Group's life operations and supporting the Group's ESG strategy.
  •
  Complementary partner solutions – this pillar will focus on complementary investment capabilities sourced from partners, in order to enhance strategies available to investors.

In developing its capabilities, Eastspring will further integrate its offerings with those of Prudential's life business, to enable the Group to seamlessly offer services across the full spectrum of Life, Health and Wealth products. Eastspring will leverage Prudential's established distribution channels.

We believe these developments will further enhance Eastspring's position as a leading asset manager in Asia.

Summary

There is a growing awareness and demand for wellness and insurance products across Asia, re-enforced by the global pandemic. We continue to invest in our chosen markets, building on our leading position in Hong Kong and ASEAN, and meeting the growing needs of customers in the largest economies of China, India, Indonesia and Thailand. This customer need is addressed by our wide range of insurance products, tailored to local markets, and extensive and diversified distribution network. We continue to amplify these existing capabilities through extending our China footprint, broadening our product offerings and enhancing our digital presence. Our innovative and customer-centric digital ecosystem increasingly complements our existing distribution channels and provides access to address the needs of new and fast growing customer segments. Our overall customer offering is supported by our integrated asset manager Eastspring, which has a clear strategy to expand its capabilities to deliver growth.

We believe these enhanced capabilities, alongside the resilience of our high quality and well diversified platform, mean our Asia business is well positioned to capture the structural opportunities open to us and therefore deliver profitable and sustainable compounding growth and high risk-adjusted returns for shareholders.

United States

Introduction

In the United States (US), the Group has historically offered a range of products through Jackson National Life Insurance Company (Jackson) and its subsidiaries, including fixed annuities, fixed index annuities, variable annuities (VA) and institutional product offerings (including guaranteed investment contracts, funding agreements and medium-term funding agreement-backed notes). Jackson distributes these products through independent broker-dealers, wirehouses and regional broker-dealers, banks and other financial institutions and the independent insurance agents (IPA) channel.

During 2020 Jackson reinsured substantially all of its in-force fixed and fixed index annuities with Athene. Given the relatively low level of sales of these products in 2020, there is limited exposure to these products on the current balance sheet. In July 2020, Athene Life Re Ltd invested $500 million in Prudential's US business in return for an 11.1 per cent economic interest for which the voting interest is 9.9 per cent.

In January 2021, the Group announced an update on Jackson's capital position and that it had decided to pursue the separation of Jackson from the Group through a demerger, whereby shares in Jackson would be distributed to Prudential shareholders.

The Group also announced in February 2021 a new senior leadership team for our US business, ahead of Jackson's planned separation from the Group. Laura Prieskorn has been appointed Chief Executive Officer and Marcia Wadsten has been appointed Chief Financial Officer.

As at 31 December 2020:

  –
  Jackson is the largest seller of individual annuities in the US4;
  –
  Perspective II is the number one selling variable annuity contract1; and
  –
  Jackson's annuity wholesaling force is the largest annuity wholesale distribution force in the US3

The US operations also include PPM Holdings, Inc. (PPM), Prudential plc's US internal and institutional investment management operation. As at 31 December 2020, Prudential plc's US operations had more than 3 million policies and contracts in force and PPM managed approximately $106 billion of assets.

Jackson helps Americans grow and protect their retirement savings and income to enable them to pursue financial freedom for life. Following the planned demerger, Jackson intends to pursue a focused strategy which prioritises optimisation and stability of capital resources while protecting franchise value.

Maintaining a resilient balance sheet is critical to Jackson meeting its objectives of fulfilling its obligations to policyholders, providing stable capital returns to shareholders, supporting the development of the business and enabling profitable growth over the long-term.

In line with Jackson's disciplined approach to pricing and risk management, pricing actions taken in the first half of 2020 in response to changing market conditions and to preserve statutory capital, resulted in an expected and material reduction in new fixed annuity and fixed index annuities sales.

Jackson has identified three main areas for business development.

First, Jackson intends to maintain and enhance its comprehensive suite of retirement products that it believes are sought after by retail investors and Jackson's distribution partners.

Second, it plans to optimise the sales mix across its broad product portfolio by leveraging the strength of its industry-leading distribution network and entering into new distribution agreements.

Third, Jackson seeks to develop the overall market demand for retail annuities by partnering with wealth management solution providers that historically have not considered annuities as a solution to provide retirement savings and income protection.

These strategies are discussed further below.

Markets

Jackson believes that the US retirement savings and income solutions market presents a compelling growth opportunity and will support its development in the future. The primary drivers of the industry's trends are believed to be the following:

  •
  The target demographic is expected to continue to grow. Over the next decade, the proportion of the US population aged 55 or older is expected to grow at a rate double that of the total US population, resulting in approximately 112 million individuals who will be aged 55 or older by the year 203029.
  •
  The need for new sources of retirement income is expected to grow. Over the last few decades, there has been a pronounced shift from retirement income funded primarily by pension plans to retirement income funded primarily by individual savings. Of all private sector workers in the United States, only 15 per cent had access to a defined benefit pension plan in 2020 (down from 20 per cent in 2010), and 52 per cent only had access to a defined contribution retirement plan in 202030. This trend has increased the burden on individuals to save for their retirement and to use those savings to generate income during retirement.
  •
  Annuities are underutilised in the world's largest retirement savings market. The United States is the world's largest retirement savings market estimated to consist of approximately $51 trillion in professionally managed retail and institutional assets as of 31 December 201931. However, only approximately $2.4 trillion of professionally managed assets were invested in annuities as of 31 December 2019. A key driver of this underutilisation is the historical lack of integration of annuities into wealth management platforms and financial planning tools available to retail investors. Jackson has been working actively with its distribution partners and financial technology firms to integrate annuities into the wealth management planning tools advisers use to select investments and build portfolios for their clients.

Products

Jackson offers a diverse suite of annuities to retail investors in the United States. The success of its variable annuity offerings reflects the differentiated features Jackson offers as compared with its competitors, in particular the wider range of investment options and greater freedom to invest across multiple investment options. Through the third quarter of 2020, Jackson accounted for 16.5 per cent of new sales in the US retail variable annuity market32 and ranked number 1 in variable annuity sales. Jackson also offers fixed index annuities and fixed annuities and expects to offer a registered index-linked annuity in 2021. This diverse offering allows Jackson to meet the different needs of retail investors based on their risk tolerance and desired growth objectives, and to deliver customised, differentiated solutions to its distribution partners. Jackson's annuities offer investors the opportunity to grow their savings consistent with their objectives, ranging from full market participation with Jackson's variable annuities, to a guaranteed fixed return with Jackson's fixed annuities. Some of Jackson's annuities offer optional guarantee benefits for a fee, such as full or partial protection of principal, minimum payments for life and minimum payments to beneficiaries upon death. All annuities also provide investors with tax deferral benefits consistent with their purpose of providing financial security at, and through, retirement.

Distribution network

Jackson sells its products through an industry-leading distribution network that includes independent broker-dealers, wirehouses, regional broker-dealers, banks, and independent registered investment advisers, third-party platforms and insurance agents. Jackson's strong presence in multiple distribution channels has been essential to positioning it as a leading provider of retirement savings and income solutions. Each of these channels is supported by Jackson's sizeable wholesaler field force, which is among the most productive in the annuity industry. According to the Market Metrics Q3 2020 Sales, Staffing, and Productivity Report, Jackson's variable annuity sales per wholesaler are more than 10 per cent higher than its nearest competitor.

Operating platform

Jackson's operating platform is scalable and efficient. Jackson administers approximately 75 per cent of its in-force policies on its in-house policy administration platform. Jackson's in-house policy administration platform gives it flexibility to administer multiple product types through a single platform. To date, Jackson has converted over 3.5 million life and annuity policies to its in-house policy administration platform, eliminating the burdens, costs and inefficiencies that would be involved in maintaining multiple legacy administration systems. The remainder of Jackson's business is administered through scalable third-party arrangements. Jackson believes that its operating platform provides it with a competitive advantage by allowing it to grow efficiently and provide superior customer service. In 2020, Jackson received the 2019 Contact Center of the Year award from Service Quality Management and the number 1 overall operational ranking for 2019 from its broker-dealer partners, according to the Operations Managers' Roundtable.

Risk management

Product design and pricing are key aspects of Jackson's risk management approach. Jackson operates a sophisticated hedging program which seeks to balance three objectives: managing the economic impact of adverse market conditions, protecting statutory capital and providing stable distributable earnings throughout market cycles.

Jackson also uses third-party reinsurance to mitigate a portion of the risks that it faces, principally in certain of its in-force annuity and life insurance products with regard to longevity and mortality risks and its annuities with regard to the vast majority of its guaranteed minimum income optional benefit (GMIB) features.

Additional information on products

The following table shows total new business premiums in the US by product line and distribution channel for the periods indicated. Total new business premiums include Jackson's deposits for investment contracts with limited or no life contingencies. All of these premiums are single premiums.

By Product	2020	2019	2018

Annuities
Fixed annuities
Fixed interest rate	298	1,135	422
Fixed index	997	3,821	335
Immediate	29	59	32
Variable annuities (excluding Elite Access)	14,564	12,692	14,433
Variable annuities (Elite Access)	2,057	2,002	2,245

Total annuities	17,945	19,709	17,467

Institutional products	1,284	2,522	3,126

Total new business premiumsNote	19,229	22,231	20,593

By Distribution Channel

Independent broker dealer	12,206	11,891	12,000
Bank and other financial institutions	2,607	3,604	2,277
Wirehouse and regional broker dealer	2,845	3,441	2,652
Independent insurance agents	287	773	538
Institutional products	1,284	2,522	3,126

Total new business premiums	19,229	22,231	20,593

Note

The new business premiums in the table shown above are provided as an indicative measure of new business sales in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and are not intended to be, reflective of gross premium earned recorded for US in the IFRS income statement as discussed in the "Explanation of Movements in Profit Before Shareholder Tax by Nature of Revenue and Charges" section. The new business premiums above include contributions for Institutional products that are described as investment contracts or other financial instruments under IFRS and therefore excluded from gross premiums earned. The gross premiums earned for US include premiums for the closed life insurance business and group pay-out annuities which are not presented in the table above, as these do not represent new business.

The following lists the key products that Jackson currently has exposure to. Further information on the features of these products can be found in C3.4 of the consolidated financial statements.

Variable annuity

As the investment return on the separate account assets is attributed directly to the contract holders, Jackson's profit arises from the fees charged on the contracts, less the expenses incurred, which include the costs of hedging and eventual payment of any guaranteed benefits. Equity risk is managed through the utilisation of external derivative instruments.

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

Institutional products

These consist of traditional guaranteed investment contracts (GICs), funding agreements (including agreements issued in conjunction with Jackson's participation in the US Federal Home Loan Bank of Indianapolis (FHLBI) programme) and Medium-Term Note funding agreements. The GICs are marketed by Jackson's institutional products department to defined contribution pension and profit sharing retirement plans. Funding agreements are marketed to institutional investors, including corporate cash accounts and securities lending funds, as well as money market funds, and are issued to the FHLBI in connection with its programme. Jackson makes its profit on the spread between the yield on its investments and the interest rate credited to contract holders.

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

Notes

Based on full year 2020 (calendar year 2020 for India), or the latest information available. Sources include formal (eg competitors' results release, local regulators and insurance association) and informal (industry exchange) market share data. Ranking based on new business (APE sales, weighted full year premium or full year premium depending on availability of data) or total weighted revenue premiums. Full year data is not yet available for Cambodia, or Laos, full year 2019 data has been used instead. For Hong Kong and the Philippines, ranking based on new business for the first nine months of 2020.

Source: Asia asset management – Fund manager surveys. Based on assets sourced in Asia, excluding Japan, Australia and New Zealand. Ranked according to participating firms only.

Increase stated on an actual exchange rate basis.

United Nations, Department of Economic and Social Affairs, Population Division, World Population Prospects 2019 Revision (2020 estimates).

Source: Swiss Re Institute; Sigma Explorer: World insurance, 2019 – life insurance penetration (premiums as a percentage of GDP).

Source: Swiss Re Institute: The health protection gap in Asia, October 2018. Average gap per household is calculated as 'total health protection gap divided by estimated number of households hospitalised under the mentioned gap range'. In this report, the definition/scope of 'Asia' is the 12 markets surveyed: China, Hong Kong, India, Indonesia, Japan, Malaysia, the Philippines, Singapore, South Korea, Taiwan, Thailand and Vietnam.

Full year 2020 total funds under management, including external funds under management, money market funds, funds managed on behalf of M&G plc and internal funds under management, reported based on the country where the funds are managed.

Total joint venture/foreign players only.

Private players only.

Excludes Jiwasraya.

Includes Takaful, excludes Group business.

Includes onshore only.

Source: World Bank and WHO: Half the world lacks access to essential health services, 100 million still pushed into extreme poverty because of health expenses, December 2017.

Prudential estimate based on number of in-force policies over total population.

Source: World Health Organisation: Global Health Observatory data repository (2013). Out of pocket as % of total health expenditure. Asia calculated as average out-of-pocket.

Source: The World Bank 2017.

Source: The Borgen Project: Digital health apps in Africa aim to revolutionize medical care, September 2020.

Attributed to the shareholders of the Group before deducting the amount attributable to the non-controlling interests. This presentation is applied consistently throughout the document.

Representing Prudential's 49 per cent interest.

Based on 4Q20 MCH Sentiment Tracker conducted through online survey by Nielsen online panel on behalf of Prudential Hong Kong. Survey results are based on sample size of 451.

Increase stated on a constant exchange rate basis.

Including 37 bite-sized products.

Source: Swiss Re COVID-19 Consumer Survey, April 2020.

Including India.

Cases per active agent.

Excluding India.

As of 22 February 2021.

Substantially from full-premium products sold through referrals to agents and a small amount of revenue from 37 new digital products.
29
Source: Census Bureau's Current Population Survey, March 2017.
30
Source: Bureau of Labor Statistics.
31
Source: Estimated by Cerulli & Associates.
32
Source: LIMRA.

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

Prudential offers different products in its different markets in Asia, Africa, the US and elsewhere and, accordingly, faces different competitors and different types of competition in these markets. In all of the markets in which Prudential operates, its products are not unique and, accordingly, it faces competition from market participants who manufacture a varying range of similar and identical products.

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

Jackson's competitors in the US include major stock and mutual insurance companies, mutual fund organisations, banks and other financial services companies. In recent years, there has been substantial consolidation and convergence among companies in the insurance and financial services industries resulting in increased competition from large, well-capitalised insurance and financial services firms that market products and services similar to Jackson. Increased consolidation among banks and other financial services companies could create firms with even stronger competitive positions, negatively impact the insurance industry's sales, increase competition for access to distribution partners, result in greater distribution expenses and impair Jackson's ability to market our annuities to its current customer base or expand its customer base.

FINANCIAL REVIEW

Overview

We provide a discussion of our operating results and financial review in this section, which is organised as follows:

  •
  IFRS Critical Accounting Policies
  •
  Summary Consolidated Results and Basis of Preparation of Analysis
  •
  Explanation of Movements in Profit before Shareholder Tax by Nature of Revenue and Charges
  •
  Basis of Performance Measures
  ▪
  Operating segments
  ▪
  Performance measure
  ▪
  Determination of adjusted operating profit for investment and liability movements
  ▪
  Analysis of adjusted operating profit
  •
  Explanation of Movements in Profit after Tax and Profit before Shareholder Tax by Segment
  •
  Explanation of performance and other financial measures
  ▪
  Covid-19
  ▪
  Adjusted operating profit from continuing operations
  ▪
  Non-operating items from continuing operations
  ▪
  IFRS effective tax rates and total tax contribution from continuing operations
  ▪
  Tax strategy
  ▪
  Corporate transactions
  ▪
  Group Capital Position, Financing and Liquidity
  ▪
  Cash remittances
  ▪
  Dividend policy
  ▪
  Group reporting segments after proposed separation of Jackson
  •
  Investments
  •
  Additional Information on Liquidity and Capital Resources

2019 compared with 2018 results commentary

The Group has taken advantage of the allowance under the SEC's FAST Act rules adopted in March 2019 to omit the third year discussion on the Group's financial performance, in particular the 2019 compared with 2018 results commentary, in this annual report on Form 20-F on the basis that discussion of the trends in the Group's results by segment is included in the Group's prior year 2019 Annual Report on Form 20-F, which is available on our website and at www.sec.gov.

IFRS Critical Accounting Policies

Prudential's discussion and analysis of its financial condition and results of operations are based upon Prudential's consolidated financial statements, which have been prepared in accordance with IFRS Standards as issued by the IASB.

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

Critical accounting policies	Reference to the disclosure notes in the consolidated financial statements

Measurement of policyholder liabilities and unallocated surplus of with-profits funds	A3.1(a)

Presentation of results before tax attributable to shareholders	A3.1(b)

Segmental analysis of results and earnings attributable to shareholders	A3.1(b)

Measurement and presentation of derivatives and debt securities of US insurance operations	A3.1(b)

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

Critical accounting estimates and assumptions	Reference to the disclosure notes in the consolidated financial statements

Measurement of policyholder liabilities and unallocated surplus of with-profits funds	A3.1(a); and C3.4

Deferred acquisition costs for insurance contracts	A3.1(c); and C3.4

Carrying value of distribution rights intangible assets	A3.1(c)

Financial investments – Valuation	A3.1(c)

Financial investments – Determining impairment of "available-for-sale" and "amortised cost" assets	A3.1(c)

Additional quantitative information on the impairment and realised gains/losses recognised on the available-for-sale debt securities of US insurance operations	B1.2

Additional quantitative information on the movement in the statement of financial position value of the available-for-sale debt securities of US insurance operations and those which are in a gross unrealised loss position.	C1.1(b), C1.1(c)

Summary Consolidated Results and Basis of Preparation of Analysis

The following table shows Prudential's consolidated total revenue and consolidated total charges for the years presented:

	Actual Exchange Rate

	2020 $m	2019 $m	2018 $m

Continuing operations:
Gross premiums earned(a)	42,521	45,064	45,614
Outward reinsurance premiums(a)	(32,209)	(1,583)	(1,183)

Earned premiums, net of reinsurance	10,312	43,481	44,431
Investment return(b)	44,991	49,555	(9,117)
Other income	670	700	531

Total revenue, net of reinsurance	55,973	93,736	35,845

Benefits and claims	(82,176)	(85,475)	(26,518)
Reinsurers' share of benefits and claims	34,409	2,985	1,598
Movement in unallocated surplus of with-profits funds	(438)	(1,415)	1,494

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance(c)	(48,205)	(83,905)	(23,426)
Acquisition costs and other expenditure(d)	(5,481)	(7,283)	(8,527)
Finance costs: interest on core structural borrowings of shareholder-financed businesses	(337)	(516)	(547)
Loss attaching to corporate transactions	(48)	(142)	(107)

Total charges net of reinsurance	(54,071)	(91,846)	(32,607)

Share of profit from joint ventures and associates, net of related tax	517	397	319

Profit before tax (being tax attributable to shareholders' and policyholders' returns)	2,419	2,287	3,557
Remove tax charge attributable to policyholders' returns	(271)	(365)	(107)

Profit before tax attributable to shareholders' returns	2,148	1,922	3,450

Total tax charge attributable to shareholders' and policyholders' returns	(234)	(334)	(676)
Remove tax charge attributable to policyholders' returns	271	365	107

Tax credit (charge) attributable to shareholders' returns	37	31	(569)

Profit from continuing operations	2,185	1,953	2,881
(Loss) profit from discontinued UK and Europe operations	-	(1,161)	1,142

Profit for the year	2,185	792	4,023

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

Explanation of Movements in Profit before Shareholder Tax by Nature of Revenue and Charges

(a)
Gross premiums earned

	2020 $m	2019 $m	2018 $m

Asia	23,341	23,757	21,989
US	19,026	21,209	23,573
Unallocated to a segment (Africa)	154	98	52

Total	42,521	45,064	45,614

Gross premiums earned totalled $42,521 million in 2020 down from $45,064 million in 2019. The decrease of $2,543 million was mainly driven by a reduction in US operations of $2,183 million. Unallocated to a segment comprises the premiums related to Africa operations. The gross premiums earned shown in the table above exclude premiums on investment contracts without discretionary participation features (as defined by IFRS 4) in accordance with IAS 39 to reflect the deposit nature of the arrangement.

Asia

Gross premiums earned reflect the aggregate of single and regular premiums of new business sold in the year and premiums on annual business sold in previous years.

Gross premiums earned for Asia, have decreased by $416 million or 2 per cent from $23,757 million in 2019 to $23,341 million in 2020. The decrease is mainly driven by lower new business premiums, reflecting the widespread impact of Covid-19 related disruption and restriction across the region during 2020. The decrease reflects largely a significant reduction in sales in Hong Kong, where the border with Mainland China was closed for much of 2020. The impact of Covid-19 related disruption varied materially in terms of severity and duration across the region. Restrictions eased in many markets as the year progressed. The decrease in new business premiums is partially offset by higher renewal premiums in the in-force book as we continue to focus on regular premium health and protection insurance products.

US

Gross premiums earned, have decreased by $2,183 million (or 10 per cent) from $21,209 million in 2019 to $19,026 million in 2020, primarily due to lower sales of fixed annuities and fixed index annuities, evident particularly from the beginning of the second quarter, resulting from pricing actions taken in response to changing market conditions and to preserve statutory capital in line with Jackson's disciplined approach to pricing and risk management. Institutional sales are also lower compared with 2019, These decreases are partially offset by an increase in variable annuity sales, reflecting the strength and depth of its leading distribution franchise and value-added customer proposition.

During 2020, Jackson paid outward reinsurance premiums of $(30,156) million to Athene Life Re Ltd for the reinsurance of substantially all of its in-force fixed and fixed index annuity business effective from 1 June 2020, as discussed further in note D1.1 to the consolidated financial statements. This transaction contributed to the majority of the increase in the outwards reinsurance premiums of the Group to $(32,209) million in 2020 from $(1,583) million in 2019.

(b)
Investment return

	2020 $m	2019 $m	2018 $m

Asia	13,716	14,975	(2,876)
US	31,229	34,594	(6,393)
Unallocated to a segment and intra-segment elimination	46	(14)	152

Total	44,991	49,555	(9,117)

Investment return principally comprises interest income, dividends, investment appreciation and depreciation (realised and unrealised gains and losses) on investments designated as fair value through profit and loss and realised gains and losses, including impairment losses, on securities designated as available-for-sale. Movements in unrealised appreciation and depreciation on debt securities designated as available-for-sale are not reflected in investment return but are recorded in other comprehensive income.

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

	2020 $m	2019 $m	2018 $m

Asia
Policyholder returns
Assets backing unit-linked liabilities	1,549	2,154	(1,162)
With-profits business	8,384	8,960	(1,831)

	9,933	11,114	(2,993)
Shareholder returns	3,783	3,861	117

Total	13,716	14,975	(2,876)

US
Policyholder returns – Assets held to back separate account liabilities	30,333	38,113	(9,774)
Shareholder returns	896	(3,519)	3,381

Total	31,229	34,594	(6,393)

Unallocated to a segment
Shareholder returns	46	(14)	152

Group Total
Policyholder returns	40,266	49,227	(12,767)
Shareholder returns	4,725	328	3,650

Total	44,991	49,555	(9,117)

Policyholder returns

The returns as shown in the table above are delineated between those allocated to policyholders and those allocated to shareholders. In making this distinction, returns allocated to policyholders are those from investments in which shareholders have no direct economic interest, namely:

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

Shareholder returns

For other non with-profits shareholder-backed business in Asia, the investment returns are not directly attributable to policyholders and, therefore, impact shareholders' profit directly.

Changes in shareholders' investment returns in the US primarily reflect movements in the investment income, realised gains and losses together with movements in the value of the derivative instruments held to manage equity risk and interest rate exposures and durations arising within the general account (including variable annuity guarantees) and movements in GMIB reinsurance amounts. Separately within Benefits and Claims, there is a charge for the allocation made to policyholders through the application of crediting rates for Jackson's relevant lines of business.

The majority of the investments held to back the US general account business are debt securities for which the available-for-sale designation is applied for IFRS basis reporting. Under this designation the return included in the income statement reflects the aggregate of investment income and realised gains and losses (including impairment losses), while movements in unrealised appreciation and depreciation are recognised in other comprehensive income. The return on these assets is attributable to shareholders.

Reasons for year-on-year changes in investment returns

With two exceptions, all Prudential investments are carried at fair value in the statement of financial position with fair value movements, which are volatile from year to year, recorded in the income statement. The exceptions are for:

(i)
debt securities primarily in the general account in the US, which are accounted for on an IAS 39 available-for-sale basis. In this respect realised gains and losses (including impairment losses) are recorded in the income statement, while movements in unrealised appreciation or depreciation are booked as other comprehensive income. As a result, the changes in unrealised fair value of these debt securities are not reflected in Prudential's investment returns in the income statement. The unrealised gains and losses in the income statement of US operations primarily arise on the assets of the US separate account business; and
(ii)
loans and receivables, which are generally carried at amortised cost (unless designated at fair value through profit or loss).

Subject to the effect of these two exceptions, the year-on-year changes in investment returns primarily reflect the generality of overall market movements for equities and debt securities. In addition, foreign exchange rates affect the USD value of the translated income. Consistent with the treatment applied for other items of income and expenditure, investment returns for operations not using USD as functional currency are translated at average exchange rates.

Asia

The table below provides an analysis of investment return attributable to Asia operations for the years presented:

	2020 $m	2019 $m	2018 $m

Interest/dividend income (including foreign exchange gains and losses)	3,068	2,493	2,228
Investment appreciation (depreciation)*	10,648	12,482	(5,104)

Total	13,716	14,975	(2,876)

*
Investment appreciation/depreciation comprises net realised or unrealised gains or losses on the investments.

In Prudential's Asia operations, debt and equity securities account for 56 per cent and 37 per cent, respectively, of the total investment portfolio at 31 December 2020 (31 December 2019: 55 per cent and 38 per cent, respectively), with the remaining primarily comprising cash and cash equivalents, loans and deposits with credit institutions. In Asia, total positive investment returns of $10,648 million (2019: $12,482 million) in 2020 mainly reflect investment appreciation on fixed income assets following falling bond yields in many parts of Asia and also on equity securities. The lower year-on-year investment appreciation is primarily driven by a lower level of equity returns given that equity market performance in certain markets was less favourable in 2020 compared with 2019. The equity market movements have a more significant impact on the with-profits funds and unit-linked business in Asia.

US

The table below provides an analysis of investment returns attributable to US operations for the years presented:

	2020 $m	2019 $m	2018 $m

Investment return of investments backing US separate account liabilities	30,333	38,113	(9,774)
Other investment return	896	(3,519)	3,381

Total	31,229	34,594	(6,393)

In the US, investment return has decreased from a gain of $34,594 million in 2019 to a gain of $31,229 million in 2020. This $3,365 million unfavourable change arises from the decrease of $7,780 million in the investment return of investments backing variable annuity separate account liabilities from a gain of $38,113 million in 2019 to a gain of $30,333 million in 2020, partially offset by an increase in other investment returns from a loss of $(3,519) million in 2019 to a gain of $896 million in 2020. The lower positive return from investments backing the variable annuity separate account of $30,333 million compared with 2019 is primarily driven by lower gain on equity market performance, with the S&P 500 index being overall up 16 per cent in 2020 compared to 29 per cent in 2019. Other investment returns in 2020 includes $2,817 million of realised gains recycled from other comprehensive income on available-for-sale debt securities on transfer to Athene Life Re Ltd in June 2020. Excluding the Athene impact, other investment returns of $(1,921) million compared with $(3,519) million in 2019 primarily reflects higher interest-related realised gains on debt securities in 2020 ($724 million as compared to $220 million in 2019) as Jackson rebalanced its portfolio post the Athene transaction, together with increases in the value of derivatives held to manage interest rates and smaller gross losses (before DAC amortisation) on derivatives held to manage equity exposure. More discussion on the impact of derivative instruments held to manage market risk exposures of Jackson's products is contained in note B1.2 to the consolidated financial statements.

Unallocated to a segment

The investment returns for unallocated to a segment and intra-segment elimination was positive $46 million in 2020 compared with negative $(14) million in 2019.

(c)
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance

	2020 $m	2019 $m	2018 $m

Asia	(28,488)	(29,119)	(11,664)
US	(19,617)	(54,734)	(11,736)
Unallocated to a segment	(100)	(52)	(26)

Total	(48,205)	(83,905)	(23,426)

Benefits and claims represent payments, including final bonuses, to policyholders in respect of maturities, surrenders, deaths and other claims events plus changes in technical provisions (which primarily represent the movement in amounts owed to policyholders) net of any associated reinsurance recoveries. The movement in unallocated surplus of with-profits funds represents the transfer to (from) the unallocated surplus each year through a charge (credit) to the income statement of the annual (excess) shortfall of income over expenditure (including changes in policyholder liabilities) after allowing for the impacts on shareholders' profits of bonuses declared in the year.

The underlying reasons for the year-on-year changes in benefits and claims and movement in unallocated surplus in each of Prudential's insurance operations are changes in the incidence of claims incurred, movements in policyholders' liabilities, and movements in unallocated surplus of with-profits funds.

The charge for total benefit and claims and movement in unallocated surplus of with-profits funds, net of reinsurance, decreased by $35,700 million in 2020 to a charge of $48,205 million compared with a charge of $(83,905) million in 2019 as shown below:

	2020 $m	2019 $m	2018 $m

Claims incurred, net of reinsurance	(25,784)	(28,544)	(26,291)
(Increase) decrease in policyholder liabilities, net of reinsurance	(21,983)	(53,946)	1,371
Movement in unallocated surplus of with-profits funds	(438)	(1,415)	1,494

Benefits and claims and movement in unallocated surplus, net of reinsurance	(48,205)	(83,905)	(23,426)

The charge for benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance, shown in the table above exclude claims on investment contracts without discretionary participation features (as defined by IFRS 4) in accordance with IAS 39 to reflect the deposit nature of the arrangement.

Additionally, the movements in policyholder liabilities and unallocated surplus of with-profits funds represent the amount recognised in the income statement and therefore exclude the effect of foreign exchange translation differences on the policyholder liabilities of subsidiaries not using USD as functional currency and the movement in liabilities arising on acquisitions and disposals of businesses in the year, together with other items that do not pass through the income statement as described in note C3.1 of the consolidated financial statements.

The movement in policyholder liabilities recognised in the income statement includes reserving for inflows from premiums net of upfront charges, release of liabilities for claims paid on surrenders, withdrawals, maturities, deaths and other claims events, change due to investment return to the extent of the amounts allocated to policyholders or reflected in the measurement of the policyholder liabilities and other changes in the liability measurement.

However, the principal driver for the year on year variations in the movements in policyholder liabilities is the investment return element due to the inherent nature of market fluctuations. These variations are driven by changes to investment return reflected in the statement of financial position measurement of liabilities for Prudential's with-profits and unit-linked policies (including US separate account business). In addition, for those liabilities under IFRS where the measurement involves discounting future cash flows at current interest rates, the year-on-year changes in interest rates also contribute significantly to variations in the measurement of policyholder liabilities. The principal driver for variations in the change in unallocated surplus of with-profits funds is the value movements on the investment assets of the with-profits funds to the extent not reflected in policyholder liabilities.

An analysis of the statement of financial position movements in policyholder liabilities and unallocated surplus of with-profits funds is provided in note C3.1 to the consolidated financial statements. The policyholder liabilities shown in the analysis in note C3.1 are gross of reinsurance and include the full movement in the year of investment contracts without discretionary participating features (as defined in IFRS 4). Further, this analysis has been prepared to include the Group's share of the policyholder liabilities of the Asia joint ventures and associates that are accounted for on an equity method basis in the Group's financial statements.

The principal variations in the movements in policyholder liabilities and movements in unallocated surplus of with-profits funds for each of the Group's insurance operations are discussed below.

Asia

In 2020, the charge for benefits and claims and movement in unallocated surplus of with-profits funds totalled $28,488 million, representing a decrease of $631 million compared with the charge of $(29,119) million in 2019.

The amounts of the year-on-year change attributable to each of the underlying reasons are shown below:

	2020 $m	2019 $m	2018 $m

Claims incurred, net of reinsurance	(6,977)	(7,256)	(6,690)
Increase in policyholder liabilities, net of reinsurance	(21,073)	(20,448)	(6,468)
Movement in unallocated surplus of with-profits funds	(438)	(1,415)	1,494

Benefits and claims and movement in unallocated surplus, net of reinsurance	(28,488)	(29,119)	(11,664)

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

The change in the increase in policyholder liabilities, net of reinsurance in 2020 as compared with 2019 reflected the effect of lower interest rates on the discount rates applied in the measurement of the policyholder liabilities, which causes these liabilities to increase. This is partially offset by lower level of investment return on policyholder assets from the with-profits funds and unit-linked business (as discussed above under 'Investment Return').

US

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

In 2020, the charge for benefits and claims has decreased by $35,117 million to $(19,617) million compared with $(54,734) million in 2019. The year-on-year movement is principally driven by a credit of $27.7 billion in 2020 in respect of the reinsurance of substantially all of Jackson's in-force fixed and fixed indexed annuity business to Athene Life Re Ltd from 1 June 2020. The amounts of the year-on-year change attributable to each of the underlying reasons are shown below:

	2020 $m	2019 $m	2018 $m

Claims incurred, net of reinsurance	(18,708)	(21,254)	(19,583)
(Increase) decrease in policyholder liabilities, net of reinsurance	(909)	(33,480)	7,847

Benefits and claims, net of reinsurance	(19,617)	(54,734)	(11,736)

The lower claims incurred, net of reinsurance of $(18,708) million in 2020 compared with $(21,254) million in 2019 includes the impact of reinsuring substantially all the fixed and fixed index annuity business to Athene in June 2020 with no claims (net of reinsurance) being recognised after this date as well as lower surrenders in the variable annuity business.

Excluding the Athene reinsurance impact of $27.7 billion discussed above, the year-on-year movement in policyholder liabilities, net of reinsurance, for 2020 compared with 2019 is principally driven by the lower investment return on the assets backing the variable annuity separate account liabilities, as discussed above under 'Investment Return', offset by an increase in the liabilities held for variable annuity guarantees, given the effect of the decrease in interest rates.

Unallocated to a segment

Unallocated to a segment comprises the benefits and claims related to Africa operations reflecting the growth of the business.

(d)
Acquisition costs and other expenditure

	2020 $m	2019 $m	2018 $m

Asia	(3,989)	(5,157)	(5,162)
US	(821)	(1,402)	(2,773)
Unallocated to a segment and intra-segment elimination	(671)	(724)	(592)

Total	(5,481)	(7,283)	(8,527)

Total acquisition costs and other expenditure of $(5,481) million in 2020 is $1,802 million or 25 per cent lower than the $(7,283) million incurred in 2019. In general, acquisition costs and other expenditure comprise acquisition costs incurred for insurance policies, changes in DAC, operating expenses and movements in amounts attributable to external unit holders. Movements in amounts attributable to external unit holders of consolidated investment funds reflect the change in the overall returns in these funds in the year that is attributable to third parties.

Asia

Total acquisition costs and other expenditure for Asia in 2020 of $(3,989) million were lower than $(5,157) million in 2019. The decrease in 2020 is primarily driven by the inclusion of a ceding commission received of $770 million in 2020 in respect of the reinsurance transaction entered into by the Hong Kong business, as discussed in note D1.1 to the consolidated financial statements, and lower acquisition costs net of deferral as a result of lower level of new business sold in the year.

US

Total acquisition costs and other expenditure for US in 2020 of $(821) million included $1,203 million of ceding commission received and $(764) million for the write-off of DAC related to Jackson's reinsurance transaction with Athene Life Re Ltd in June 2020 (as discussed in note D1.1 of the consolidated financial statements). Excluding these amounts, total acquisition costs and other expenditure in the US in 2020 were $(1,260) million, a decrease of $142 million compared to $(1,402) million) in 2019, with the movement mainly reflecting the change in amortisation of DAC adjustments discussed below.

The amortisation of DAC, excluding the $(764) million write-off relating to the Athene transaction, was a credit of $1,153 million in 2020 compared with a credit of $951 million in 2019. This comprises a credit for amortisation of DAC that varies with the level of short-term fluctuations in investment returns of $1,576 million (2019: $1,248 million), largely as a result of the losses arising from market effects on variable annuity guarantee liabilities and associated hedging, offset by a DAC amortisation charge recognised within adjusted operating profit of $(423) million in 2020 (2019: $297 million). This charge has increased as a result of changes to the longer-term economic assumptions underpinning the amortisation calculation following an expectation of lower interest rates in the future, partially offset by the benefits of increases in DAC amortisation deceleration.

Basis of Performance Measures

Operating segments

The Group's operating segments for financial reporting purposes are defined and presented in accordance with IFRS 8 'Operating Segments' on the basis of the management reporting structure and its financial management information.

Under the Group's management and reporting structure, its chief operating decision maker is the Group Executive Committee (GEC). In the management structure, responsibility is delegated to the Chief Executive Officers of the Group's Asia and US business units for the day-to-day management of their business units (within the framework set out in the Group Governance Manual). Financial management information used by the GEC aligns with these business segments. These operating segments, Asia operations and US operations, derive revenue from both insurance and asset management activities.

Operations which do not form part of any business unit are reported as 'Unallocated to a segment'. These include head office costs in London and Hong Kong. The Group's Africa operations do not form part of any operating segment under the structure, and their assets and liabilities and profit or loss before tax are not material to the overall financial position of the Group. The Group's Africa operations are therefore also reported as 'Unallocated to a segment'.

In preparation for the planned separation of Jackson, the management information received by the GEC has been revised in 2021, leading to a change in the Group's operating segments which will be presented in the 2021 half year report as discussed in the Explanation of Performance and Other Financial Measures section of this report.

Performance measure

The performance measure of operating segments utilised by the Group is adjusted IFRS operating profit based on longer-term investment returns (adjusted operating profit), as described below. This measurement basis distinguishes adjusted operating profit from other constituents of total profit or loss for the year as follows:

  –
  Short-term fluctuations in investment returns on shareholder-backed business. This includes the impact of short-term market effects on the carrying value of Jackson's guarantee liabilities and related derivatives as explained below;
  –
  Amortisation of acquisition accounting adjustments arising on the purchase of business. This comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012; and
  –
  Gain or loss on corporate transactions, such as in 2020 the effect of certain of the Group's reinsurance arrangements and costs associated with the work to plan for the separation of Jackson, and in 2019 disposals undertaken and costs connected to the demerger of M&G plc from Prudential plc.

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

(b) Unit-linked business including the US variable annuity separate accounts

The policyholder unit liabilities are directly reflective of the underlying asset value movements. Accordingly, the adjusted operating profit reflect the current year value movements in both the unit liabilities and the backing assets.

(c) US general account business

The adjusted operating profit for Jackson included in the Group's accounts is based on information reviewed by the GEC on an IFRS basis. This will differ from the financial information that Jackson will report as part of the demerger process, which will be prepared under US GAAP and will be based on the information local management reviews in preparation for them becoming a standalone entity.

Jackson's variable and fixed index annuity business has guarantee liabilities which are measured on a combination of fair value and other US GAAP derived principles. These liabilities are subject to an extensive derivative programme to manage equity and interest rate exposures whose fair value movements pass through the income statement each year.

The following value movements for Jackson's variable and fixed index annuity business are excluded from adjusted operating profit. See note B1.2:

  –
  Fair value movements for equity-based derivatives;
  –
  Fair value movements for guaranteed benefit options for the 'not for life' portion of Guaranteed Minimum Withdrawal Benefit (GMWB) and fixed index annuity business, and Guaranteed Minimum Income Benefit (GMIB) reinsurance (see below);
  –
  Movements in the accounts carrying value of Guaranteed Minimum Death Benefit (GMDB), GMIB and the 'for life' portion of GMWB liabilities, (see below) for which, under the 'grandfathered' US GAAP applied under IFRS for Jackson's insurance assets and liabilities, the measurement basis gives rise to a muted impact of current year market movements (ie they are relatively insensitive to the effect of current year equity market and interest rate changes);
  –
  A portion of the fee assessments as well as claim payments, in respect of guarantee liabilities; and
  –
  Related amortisation of DAC for each of the above items.

Guaranteed benefit options for the 'not for life' portion of GMWB and equity index options for the fixed index annuity business

The 'not for life' portion of GMWB guaranteed benefit option liabilities is measured under the US GAAP basis applied for IFRS in a manner consistent with IAS 39 under which the projected future growth rate of the account balance is based on the greater of US Treasury rates and current swap rates (rather than expected rates of return) with only a portion of the expected future guarantee fees included. The discount rates applied in determining the value of these liabilities is actively updated each year based on market observed rates and after allowing for Jackson's own credit risk. Reserve value movements on these liabilities are sensitive to changes to levels of equity markets, implied volatility and interest rates. The equity index option for fixed index annuity business is measured under the US GAAP basis applied for IFRS in a manner consistent with IAS 39 under which the projected future growth is based on current swap rates.

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

(e) Assets backing other shareholder-financed long-term insurance business

Except in the case of assets backing liabilities which are directly matched (such as unit-linked business) adjusted operating profit for assets backing shareholder-financed business is determined on the basis of expected longer-term investment returns. Longer-term investment returns comprise actual income receivable for the year (interest/dividend income) and for both debt and equity-type securities longer-term capital returns.

Debt securities and loans

As a general principle, for debt securities and loans, the longer-term capital returns comprise two elements:

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

At 31 December 2020, the level of unamortised interest-related realised gains and losses related to previously sold bonds for the Group's insurance operations in Asia and the US was a net gain of $1,725 million (31 December 2019: net gain of $916 million).

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

For Asia insurance operations, investments in equity securities held for non-linked shareholder-backed business amounted to $4,954 million as at 31 December 2020 (31 December 2019: $3,473 million). The longer-term rates of return applied in 2020 ranged from 5.1 per cent to 16.9 per cent (31 December 2019: 5.0 per cent to 17.6 per cent) with the rates applied varying by business unit. These rates are broadly stable from year to year but may be different between regions, reflecting, for example, differing expectations of inflation in each local business unit. The assumptions are for the returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations. The longer-term investment returns for the Asia insurance joint ventures and associates accounted for using the equity method are determined on a similar basis as the other Asia insurance operations described above.

For US insurance operations, as at 31 December 2020, the equity-type securities for non-separate account operations amounted to $2,128 million (31 December 2019: $1,481 million). For these operations, the longer-term rates of return for income and capital applied in 2020 and 2019, which reflect the combination of the average risk-free rates over the year and appropriate risk premiums are as follows:

	2020	2019

Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds	4.8% to 5.8%	5.5% to 6.7%
Other equity-type securities such as investments in limited partnerships and private equity funds	6.8% to 7.8%	7.5% to 8.7%

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

Equity-based derivatives held by Jackson are as discussed in section (c) above. Non-equity based derivatives held by Jackson are part of a broad-based hedging programme for features of Jackson's bond portfolio (for which value movements are booked in the statement of other comprehensive income rather than the income statement), product liabilities (for which US GAAP accounting as 'grandfathered' under IFRS 4 does not fully reflect the economic features being hedged), and the interest rate exposure attaching to equity-based product options.

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

Analysis of adjusted operating profit

The following tables analyse Prudential's adjusted operating profit by business segment and Prudential's total profit for the year.

	2020 $m
Analysis of profit (loss) before tax attributable to shareholders' returns from continuing operations:	Asia	US	Total segment	Unallocated to a segment	Group total continuing operations

Profit for the year from continuing operations	3,382	(247)	3,135	(950)	2,185
Tax charges (credit) attributable to shareholders	438	(467)	(29)	(8)	(37)

Profit (loss) before tax from continuing operations	3,820	(714)	3,106	(958)	2,148
Losses (gains) from short-term fluctuations in investment returns on shareholder-backed business	607	4,262	4,869	(28)	4,841
Other non-operating items (gains) losses	(760)	(752)	(1,512)	30	(1,482)

Adjusted operating profit (loss)	3,667	2,796	6,463	(956)	5,507

	2019 $m (AER)
Analysis of profit (loss) before tax attributable to shareholders' returns from continuing operations:	Asia	US	Total segment	Unallocated to a segment	Group total continuing operations

Profit (loss) for the year from continuing operations	3,725	(380)	3,345	(1,392)	1,953
Tax charges (credit) attributable to shareholders	468	(345)	123	(154)	(31)

Profit (loss) before tax from continuing operations	4,193	(725)	3,468	(1,546)	1,922
(Gains) losses from short-term fluctuations in investment returns on shareholder-backed business	(657)	3,757	3,100	103	3,203
Other non-operating items	(260)	38	(222)	407	185

Adjusted operating profit (loss)	3,276	3,070	6,346	(1,036)	5,310

	2019 $m* (CER)
Analysis of profit (loss) before tax attributable to shareholders' returns from continuing operations:	Asia	US	Total segment	Unallocated to a segment	Group total continuing operations

Profit (loss) for the year from continuing operations	3,723	(380)	3,343	(1,399)	1,944
Tax charges (credit) attributable to shareholders	463	(345)	118	(154)	(36)

Profit (loss) before tax form continuing operations	4,186	(725)	3,461	(1,553)	1,908
(Gains) losses from short-term fluctuations in investment returns on shareholder-backed business	(669)	3,757	3,088	103	3,191
Other non-operating items	(261)	38	(223)	409	186

Adjusted operating profit (loss)	3,256	3,070	6,326	(1,041)	5,285

	2018 $m (AER)
Analysis of profit (loss) before tax attributable to shareholders' returns from continuing operations:	Asia	US	Total segment	Unallocated to a segment	Group total continuing operations

Profit (loss) for the year from continuing operations	1,815	1,982	3,797	(916)	2,881
Tax charges (credit) attributable to shareholders	369	340	709	(140)	569

Profit (loss) before tax from continuing operations	2,184	2,322	4,506	(1,056)	3,450
Losses (gains) from short-term fluctuations in investment returns on shareholder-backed business	684	134	818	(27)	791
Other non-operating items	20	107	127	41	168

Adjusted operating profit (loss)	2,888	2,563	5,451	(1,042)	4,409

	2018† $m (CER)
Analysis of profit (loss) before tax attributable to shareholders' returns from continuing operations:	Asia	US	Total segment	Unallocated to a segment	Group total

Profit (loss) for the year from continuing operations	1,808	1,982	3,790	(894)	2,896
Tax charges (credit) attributable to shareholders	356	340	696	(126)	570

Profit (loss) before tax from continuing operations	2,164	2,322	4,486	(1,020)	3,466
Losses (gains) from short-term fluctuations in investment returns on shareholder-backed business	688	134	822	(26)	796
Other non-operating items	20	107	127	40	167

Adjusted operating profit (loss)	2,872	2,563	5,435	(1,006)	4,429

*
For 2019, the CER results were calculated using the 2020 average exchange rates.
†
For 2018, the CER results were calculated using the 2019 average exchange rates.

Explanation of Movements in Profit after Tax and Profit before Shareholder Tax by Segment

(a) Group overview

Profit after tax for the year was $2,185 million in 2020 compared with a profit of $792 million in 2019. The profit after tax in 2019 included a loss of $(1,161) million from the discontinued UK and Europe operations that were demerged in 2019. Excluding the impact of discontinued operations in 2019, profit after tax for the year from continuing operations increased $232 million from a profit of $1,953 million in 2019 to a profit of $2,185 million in 2020. The increase in profit from continuing operations after tax primarily reflects the movement in profit before shareholder tax which increased from $1,922 million in 2019 to $2,148 million in 2020 and a $6 million increase in the tax credit attributable to shareholders, which increased from $31 million to $37 million.

The profit from continuing operations reflects the combined effects of operating results determined on the basis of longer-term investment returns, together with short-term investment variances which for 2020 were driven by the negative effects in the US and Asia, and gains arising on the reinsurance of fixed and fixed index annuity business in the US and other corporate transactions.

The effective tax rate on total IFRS profit in 2020 was negative (2) per cent. This was unchanged from 2019 and reflects the tax credit on US derivative losses exceeding the tax charge on profits from Asia operations.

(b) Summary by business segment

The Group's operating segments for financial reporting are defined and presented in accordance with IFRS 8, 'Operating Segments', on the basis of the management reporting structure and its financial management information. Further details on the Group's determination of operating segments is provided in the 'Basis of Performance Measures' section of this report.

The following table shows Prudential's IFRS consolidated total profit after tax presented by business segment. The accounting policies applied to the segments below are the same as those used in the Group's consolidated financial statements.

	2020 $m	2019 $m	2018 $m

Asia	3,382	3,725	1,815
US	(247)	(380)	1,982
Unallocated to a segment*	(950)	(1,392)	(916)

Profit from continuing operations for the year	2,185	1,953	2,881
(Loss) profit from discontinued UK and Europe operations for the year, net of related tax	-	(1,161)	1,142

Total profit for the year	2,185	792	4,023

*
Unallocated to a segment includes head office costs in London and Hong Kong, including the costs associated with the Group's central treasury function. The Group's Africa operations do not form part of any operating segment under the structure.

In order to understand how Prudential's results are derived it is necessary to understand how profit emerges from its business. This varies from region to region, primarily due to differences in the nature of the products and regulatory environments in which Prudential operates.

Asia

For the Asia insurance operations, the assets and liabilities of contracts classified as insurance under IFRS 4 are determined in accordance with methods prescribed by local GAAP and adjusted to comply, where necessary, with grandfathered UK GAAP. Under IFRS 4, subject to the conditions of that standard, the continued application of grandfathered UK GAAP in this respect is permitted. In Taiwan and India, US GAAP principles are applied. For with-profits business in Hong Kong, Singapore and Malaysia, the basis of profit recognition is bonus driven as described in note A3.1 to the consolidated financial statements.

The following table shows the movement in profit arising from Asia operations and its components (insurance and asset management) for the years indicated.

	2020 $m	2019 $m	2018 $m

Insurance operations	3,537	3,910	1,942
Asset management	283	283	242

Profit before shareholder tax	3,820	4,193	2,184
Shareholder tax charge	(438)	(468)	(369)

Profit after tax	3,382	3,725	1,815

The decrease of $343 million in the profit after tax from $3,725 million in 2019 to $3,382 million in 2020 primarily reflects a decrease in profit before shareholder tax of $373 million from insurance operations.

The decrease in the profit before shareholder tax of insurance operations primarily reflects an increase in adjusted operating profit of $391 million from $2,993 million in 2019 to $3,384 million in 2020, which is more than offset by an unfavourable movement in non-operating profit of $764 million from a gain of $917 million in 2019 to a gain of $153 million in 2020. The increase of $391 million in adjusted operating profit includes a negative exchange translation impact of $(15) million. Excluding the currency volatility, adjusted operating profit was up 14 per cent or $406 million on a CER basis reflecting our ongoing focus on recurring premium health and protection products and the associated continued growth of the in-force business.

The unfavourable change in non-operating profit was primarily due to a negative change of $(1,264) million in the short-term fluctuations in investment returns from a gain of $657 million in 2019 to a loss of $607 million in 2020, partially offset by an increase in the gain on corporate transactions from $265 million in 2019 to $765 million in 2020. Falling interest rates in certain parts of Asia led to lower discount rates on certain policyholder liabilities under the local reserving basis applied, which were not fully offset by unrealised bond and equity gains in the year leading to negative fluctuations overall.

The profit before shareholder tax of asset management operations of $283 million in 2020 was level compared with 2019 on an actual exchange rate basis. Excluding an negative exchange translation impact of $(5) million, profit from Asia asset management operations was up 2 per cent on a CER basis supported by a 7 per cent increase in average funds under management on a CER basis (6 per cent on an AER basis).

The effective shareholder tax rate on profits from Asia operations was 11 per cent in 2020. This is unchanged from 2019.

US

The following table shows the movement in profit arising from US operations and its components (insurance and asset management) for the years indicated.

	2020 $m	2019 $m	2018 $m

Insurance operations	(723)	(757)	2,362
Asset management	9	32	(40)

Profit before shareholder tax	(714)	(725)	2,322
Shareholder tax credit (charge)	467	345	(340)

Profit after tax	(247)	(380)	1,982

The decrease of $133 million in loss after tax from $(380) million in 2019 to $(247) million in 2020 primarily reflects an increase in the shareholders tax credit from $345 million in 2019 to $467 million in 2020, together with a decrease in loss before shareholders tax from $(725) in 2019 to $(714) in 2020.

The decrease of loss before shareholder tax is principally driven by insurance operations from a loss of $(757) million in 2019 to a loss of $(723) million in 2020 partially offset by a lower profit from asset management operations.

The underlying profit from US insurance business (Jackson) predominantly arises from fee income on variable annuity business, spread income from interest sensitive products and insurance profits, net of expenses, measured on a US GAAP basis. In June 2020, Jackson reinsured substantially all of its in-force fixed and fixed indexed annuity portfolio to Athene Life Re Ltd. In addition, total profit in any period includes the incidence of realised gains and losses (including impairment) on assets classified as available-for-sale, fair value movements on derivatives and financial instruments classified as fair valued through profit and loss and value movements on the policyholder liabilities of variable annuity product guarantees.

The decrease in the loss before shareholder tax of insurance operations in 2020 is primarily due to a decrease in adjusted operating profit of $274 million from $3,070 million in 2019 to $2,796 million in 2020 and a negative movement in short-term fluctuations in investment returns of $501 million from a loss of $(3,795) million in 2019 to $(4,296) million, which were more than offset by a $804 million gain arising from the Athene reinsurance transaction in June 2020 (as discussed further in note D1.1 to the consolidated financial statements). The decrease of $274 million in adjusted operating profit largely reflects the impact of DAC adjustment effects in the current and prior year, alongside the expected reduction in spread related earnings following the reinsurance contract with Athene in June 2020. The negative movement in short-term fluctuations in investment returns principally arises from the steep rise in equity markets following the low at the end of the first quarter of 2020 that led to equity derivative losses taken out as part of Jackson's hedging programme being in excess of the corresponding reduction in guarantee liabilities and the effect of lower interest rates on the value of its guarantees.

The effective shareholder tax rate on losses from US operations was 65 per cent in 2020 compared with 48 per cent in 2019, driven by tax credits on one-off deferred tax movements in 2020 and the carry back of losses under the CARES Act.

Unallocated to a segment

Unallocated to a segment includes head office costs in London and Hong Kong. The Group's Africa operations do not form part of any operating segment under the structure and so are also included as unallocated. The following table shows the movement in the unallocated to a segment result for the years indicated.

	2020 $m	2019 $m	2018 $m

Loss before shareholder tax	(958)	(1,546)	(1,056)
Shareholder tax credit	8	154	140

Loss after tax	(950)	(1,392)	(916)

Total net charges for activity unallocated to a segment have decreased by $(442) million from $(1,392) million in 2019 to $(950) million in 2020. The loss before shareholder tax decreased by $588 million from $(1,546) million in 2019 to $(958) million in 2020 mainly due to the non-recurrence of one-off costs in 2019 in relation to the M&G plc demerger and lower interest and head office costs, partially offset by increased costs associated with the Group's substantial and ongoing IFRS 17 project and other restructuring activities.

The effective shareholder tax rate on losses unallocated to a segment was 1 per cent in 2020 compared to 10 per cent in 2019, principally due to the absence of a tax credit on UK tax losses where it is unlikely there will be future value obtained from the tax losses.

Explanation of Performance and Other Financial Measures

	AER			CER*		AER	CER†

	2020 $m	2019 $m	Change %	2019 $m	Change %	2018 $m	2018 $m

Asia
Insurance operationsnote(ii)	3,384	2,993	13%	2,978	14%	2,646	2,633
Asset management	283	283	-	278	2%	242	239

Total Asia	3,667	3,276	12%	3,256	13%	2,888	2,872

US
Insurance operationsnote(ii)	2,787	3,038	(8)%	3,038	(8)%	2,552	2,552
Asset management	9	32	(72)%	32	(72)%	11	11

Total US	2,796	3,070	(9)%	3,070	(9)%	2,563	2,563

Other income and expenditure	(748)	(926)	19%	(931)	20%	(967)	(933)

Total adjusted operating profit before tax and restructuring costs	5,715	5,420	5%	5,395	6%	4,484	4,502
Restructuring costs	(208)	(110)	(89)%	(110)	(89)%	(75)	(73)

Adjusted operating profit before taxnote(i)	5,507	5,310	4%	5,285	4%	4,409	4,429
Non-operating items:
Short-term fluctuations in investment returns on shareholder-backed business	(4,841)	(3,203)	(51)%	(3,191)	(52)%	(791)	(796)
Amortisation of acquisition accounting adjustments	(39)	(43)	9%	(43)	9%	(61)	(61)
Gain (loss) attaching to disposal of businesses	1,521	(142)	n/a	(143)	n/a	(107)	(106)

Profit before tax attributable to shareholders	2,148	1,922	12%	1,908	13%	3,450	3,466
Tax (charge) credit attributable to shareholders' returns	37	31	19%	36	3%	(569)	(570)

Profit for the year from continuing operations	2,185	1,953	12%	1,944	12%	2,881	2,896
(Profit) loss for the year from discontinued operations	-	(1,161)	n/a	(1,165)	n/a	1,142	1,092

Profit for the year	2,185	792	176%	779	180%	4,023	3,988

*
For 2019, the CER results were calculated using the 2020 average exchange rates.
†
For 2018, the CER results were calculated using the 2019 average exchange rates.

Notes

(i)
The Group provides supplementary analysis of IFRS profit before tax attributable to shareholders so as to distinguish adjusted operating profit from other elements of total profit. Adjusted operating profit is the basis on which management regularly reviews the performance of Prudential's segments as defined by IFRS 8. Further discussion on the determination of adjusted operating profit is provided in B1.3 to the consolidated financial statements and section Basis of performance measures above.
(ii)
The results of the Group's long-term business operations are affected by changes to assumptions, estimates and bases of preparation.

Earnings per share	AER			CER		AER

	2020 cents	2019 cents	Change %	2019 cents	Change %	2018 cents

Basic earnings per share based on adjusted operating profit after tax from continuing operations	175.5	175.0	0%	174.6	1%	145.2
Basic earnings per share based on total profit after tax from continuing operations	81.6	75.1	9%	75.1	9%	111.7

The Group has delivered positive operating results while supporting our colleagues, distributors, customers and communities during the disruption caused by Covid-19. Alongside, we have accelerated preparations for the proposed separation of Jackson and continue to develop our capabilities and presence in our chosen Asia and Africa markets, which will position the Group well for success in the future.

While Covid-19 restrictions led to new APE sales in Asia being (28) per cent1 lower than the prior year, we have seen positive momentum in the second half of the year, with H2 2020 sales up 20 per cent1 compared with the first half. Excluding Hong Kong, where restrictions between Mainland China and Hong Kong have been in place for much of 2020, new APE sales were down (6) per cent1. Our businesses in Asia delivered a 13 per cent1 increase in adjusted IFRS operating profit based on longer-term investment returns (adjusted operating profit2), reflecting the benefits of our well positioned and broad-based portfolio, which has long focused on high quality, recurring premium business.

Lower asset returns and the effect of lower interest rates on the economic assumptions underpinning DAC amortisation contributed to US long-term business adjusted operating profit2 being (8) per cent lower than the prior year. The RBC ratio of Jackson National Life22, Jackson's principal operating subsidiary, was 347 per cent, with operating capital generation in line with expectations following the Athene reinsurance transaction. As announced on 28 January, the RBC ratio is after an 80 percentage point reduction following revisions to Jackson's hedge modelling for US regulatory purposes.

2020 saw high levels of macro volatility. In the US, the S&P 500 index fell (4) per cent over the first half before recovering by 20 per cent in the second, resulting in a 16 per cent increase over the year. In Asia, equity indices were similarly volatile, with the MSCI Asia ex Japan Index (6) per cent down in the first half and up 30 per cent in the second. Government bond yields were lower over the year, notably with the US 10-year government bond yield ending the year at 0.9 per cent (31 December 2019: 1.9 per cent). 2020 also saw significant volatility in credit spreads, for example spreads on US dollar denominated A-rated corporate bonds rose by 39 basis points in the first half and fell by (41) basis points in the second half.

Covid-19

The Summary Overview of Operating and Financial Prospects section of this report has set out how the Group has risen to the operational challenges presented by Covid-19. In terms of financial performance, the containment measures taken by governments across the globe have impacted sales levels in 2020, albeit many business units saw sales improve in the second half of the year as restrictions were removed. These impacts are discussed in more detail later in this report. Future sales level will depend on how governments respond to changing Covid-19 case levels and the success of vaccination and containment programmes in the markets in which we operate. Travel between Hong Kong and Mainland China remains severely restricted, with consequential effects on Mainland China visitor numbers and the level of APE sales in Hong Kong from this segment. The impact that Covid-19 has had on the macro-economic environment, with lower interest rates and volatile equity markets, has negatively impacted profitability in the year as discussed below. The sensitivity of our IFRS and capital metrics to further market movements are set out in the financial statements later in this document.

In Asia, where we focus on health and protection business, we continue to see low levels of Covid-19 claims, which were less than 1 per cent of total Asia claims paid in the year of $7.2 billion. We also provided our customers in 2020 with premium grace periods in line with local regulations. Our annual review of non-economic assumptions underpinning insurance liabilities did not identify the need for any significant strengthening as a result of the effects of Covid-19 and overall Asia operating experience remains positive. There have been no impairments to goodwill or intangible assets at 31 December 2020 and we will continue to review for triggers for impairment in line with our normal accounting procedures. Our investments are largely at fair value in the balance sheet and no significant changes to our valuation procedures have been applied. Losses on sales of impaired bonds by Jackson increased to $(148) million in the year (2019: loss of $(28) million) and bond write-downs increased to $(32) million (2019: $(15) million) reflecting volatility in credit spreads.

Finally, our liquidity position remains healthy with $1.5 billion of holding company cash and $0.5 billion of commercial paper in issue at 31 December 2020 alongside $2.6 billion of undrawn committed facilities. We have not breached any of the requirements of our core structural borrowings nor modified any of their terms.

Adjusted operating profit before tax from continuing operations

For full year 2020, Prudential's adjusted operating profit2,7 from continuing operations was $5,507 million (4 per cent higher than 2019 on a constant and an actual exchange rate basis). Throughout this document the reference to continuing operations refers to results of the full Group in 2020 and the results of the Group in 2019 excluding the contribution from the discontinued UK life and asset management operations.

The increase in adjusted operating profit reflects the combination of a 13 per cent1 increase in adjusted operating profit2 from our Asia life and asset management operations, offset by a (9) per cent decrease in adjusted operating profit2 from our US business (including asset management), and lower central expenses.

Central expenses13 were 8 per cent3 lower than the prior year reflecting a reduction in interest expense on core borrowings following the transfer of debt to M&G plc in 2019, partly offset by increased restructuring costs of $(208) million (2019: $(110) million3). Restructuring costs reflect the Group's substantial and ongoing IFRS 17 project and costs associated with actions to reduce central costs post the demerger of M&G plc. During 2020 our head office activities incurred costs of $(417) million (2019: $(460) million3). The Group continues to take action to right-size its head office costs alongside the evolving footprint of the business. The Group has delivered $180 million of cost savings effective from 1 January 20215 as previously targeted as a result of the M&G demerger6. In addition, as a result of the separation of Jackson from the Group, head office costs are targeted to reduce further by around $70 million from the start of 2023. We will continue to review the timing of the full realisation of these further savings following the completion of the US demerger.

Non-operating items from continuing operations23

Non-operating items in 2020 consist of short-term fluctuations in investment returns on shareholder-backed business of negative $(4,841) million (2019: $(3,203) million3), the net benefit from various corporate transactions of $1,521 million (2019: loss of $(142) million3), which are discussed further below, and the amortisation of acquisition accounting adjustments of negative $(39) million (2019: $(43) million3) arising mainly from the REALIC business acquired by Jackson in 2012.

Negative short-term fluctuations include negative $(607) million for Asia (2019: positive $657 million3) and negative $(4,262) million in the US (2019: $(3,757) million).

Falling interest rates in certain parts of Asia led to lower discount rates on certain policyholder liabilities under the local reserving basis applied, which were not fully offset by unrealised bond and equity gains in the year leading to negative fluctuations overall.

Within the US, falling interest rates, with yields on US treasuries falling by almost 1 percentage point over the year, and steeply rising equity markets following substantial falls in the first quarter of the year have led to $(4,262) million of negative short-term investment fluctuations in the US business. Further information is set out in the US section below.

After allowing for non-operating items, the total IFRS profit after tax from continuing operations was $2,185 million (2019: $1,944 million1).

IFRS effective tax rates

In 2020, the effective tax rate on adjusted operating profit based on longer-term investment returns from continuing operations was 15 per cent. This was unchanged from 2019.

The effective tax rate on total IFRS profit in 2020 was negative (2) per cent. This was unchanged from 2019 and reflects the tax credit on US derivative losses exceeding the tax charge on profits from Asia operations.

Total tax contribution from continuing operations

The Group continues to make significant tax contributions in the jurisdictions in which it operates, with $2,114 million remitted to tax authorities in 2020. This was similar to the equivalent amount of $2,168 million3 remitted in 2019.

Tax strategy

The Group publishes its tax strategy annually which, in addition to complying with the mandatory UK (Finance Act 2016) requirements, also includes a number of additional disclosures, including a country-by-country disclosure of revenues, profits, average employee numbers and taxes for all jurisdictions where more than $5 million tax was paid. This disclosure is included as a way of demonstrating that our tax footprint (ie where we pay taxes) is consistent with our business footprint. An updated version of the tax strategy, including 2020 data, will be available on the Group's website before 31 May 2021.

Corporate transactions

Jackson reinsurance of fixed and fixed index annuity business in June 2020

Jackson reinsured substantially all of its in-force portfolio of US fixed and fixed index annuities with Athene (circa $27.6 billion of liabilities). The transaction excluded liabilities relating to Jackson's legacy life and institutional business, the REALIC portfolio and group pay-out annuity business reinsured from John Hancock as well as investments in the general account by the variable annuity policyholders. The transaction improved the year-end capital position of Jackson by increasing the Jackson RBC ratio by 67 percentage points and the Group's LCSM cover ratio by 24 percentage points. The reinsurance agreement was effective on 1 June 2020 and resulted in an IFRS pre-tax gain recorded through the profit and loss account of $804 million, after transaction costs and post-closing adjustments. After allowing for tax and the reduction in unrealised gains recorded directly in other comprehensive income, the impact of the reinsurance transaction on IFRS shareholders' equity is a reduction of $(1.2) billion.

Equity investment into Jackson by Athene

In July 2020, Athene Life Re Ltd invested $500 million in Prudential's US business in return for an 11.1 per cent economic interest for which the voting interest is 9.9 per cent. This has no impact on the income statement but resulted in a decline in IFRS shareholders' equity of $(514) million at the date of the transaction.

Other transactions

Other transactions in 2020 contributed $717 million to profit and principally include the reinsurance commission from a quota share reinsurance transaction undertaken by Hong Kong as part of the Group's on-going asset/liability management. Future surpluses (or losses) arising from the business being reinsured will be shared with the reinsurer in accordance with the terms of the treaty. This treaty helps mitigate the effect of the accounting mismatch under the existing regulatory framework in Hong Kong and is part of our management of the transition to the new RBC regime.

In the first half of the year, the Thailand business entered into a strategic bancassurance partnership with TMB Bank Public Company Limited with an initial period of 15 years which both expanded and extended the existing partnership with Thanachart Bank. The new arrangement commenced on 1 January 2021 and the fee paid for expanding and extending the existing arrangement was $0.8 billion.

In January 2021, the Group announced its intention to complete the demerger of Jackson in the first half of 2021. The total costs associated with this activity are estimated to be around $110 million to $120 million, of which around half is expected to be borne by Prudential plc and the remainder by Jackson. These largely relate to advisory and other professional fees and a small amount relates to the separation of Jackson's systems and processes from those of the remaining Prudential Group.

Of these total costs, $38 million has been incurred in 2020 ($20 million by Prudential plc and $18 million by Jackson) and has been included in non-operating profit as part of corporate transactions. The remainder of the costs are expected to be incurred in the first half of 2021.

IFRS shareholders' equity

	2020 $m	2019 $m

Adjusted operating profit after tax attributable to shareholders	4,559	4,528

Profit after tax for the year attributable to shareholders	2,118	783
Exchange movements, net of related tax	239	2,943
Unrealised gains and losses on US fixed income securities classified as available-for-sale (before the impact of Jackson's reinsurance with Athene)	2,095	2,679
Impact of Jackson's reinsurance of fixed and fixed index annuities to Athene	(1,795)	-
Sale of 11.1 per cent stake in Jackson to Athene	(514)	-
Demerger dividend in specie of M&G plc	-	(7,379)
Other external dividends	(814)	(1,634)
Other	72	117

Net increase (decrease) in shareholders' equity	1,401	(2,491)
Shareholders' equity at beginning of the year	19,477	21,968

Shareholders' equity at end of the year	20,878	19,477

Shareholders' value per share[8]	800¢	749¢

Group IFRS shareholders' equity in the 12 months to 31 December 2020 increased by 7 per cent3 to $20.9 billion (31 December 2019: $19.5 billion3), largely reflecting profit after tax for the year and foreign exchange movements, partly offset by dividends paid in the year of $(0.8) billion and the impact of the sale of 11.1 per cent of the Group's economic interest in Jackson to Athene.

Group capital position

Prudential plc is applying the local capital summation method (LCSM) that has been agreed with the Hong Kong Insurance Authority (IA) to determine Group regulatory capital requirements until the Group-wide Supervision (GWS) Framework is effective for Prudential upon designation. The primary legislation was enacted in July 2020 and will come into operation on 29 March 2021. The relevant subsidiary legislation, including the Insurance (Group Capital) Rules, was tabled before the Legislative Council on 6 January 2021 and will also come into operation on 29 March 2021. This legislation will be further supported by guidance material from the Hong Kong IA. The GWS Framework is expected to be effective for Prudential upon designation by the Hong Kong IA in the second quarter of 2021, subject to transitional arrangements.

The GWS methodology is largely consistent with that applied under LCSM with the exception of the treatment of debt instruments. Prudential's initial analysis indicates that all debt instruments (senior and subordinated) issued by Prudential will meet the transitional conditions set by the Hong Kong IA and will be included as eligible Group capital resources. If this were the case the 31 December 2020 shareholder LCSM ratio9 (over GMCR) would increase by 35 percentage points to 363 per cent. This is subject to final approval by the Hong Kong IA.

The estimated shareholder LCSM cover ratio9 at 31 December 2020 was 328 per cent (31 December 2019: 309 per cent). Excluding US operations, the cover ratio falls marginally to 323 per cent, before including the proposed retained 19.9 per cent non-controlling interest in Jackson.

Overall, LCSM shareholder surplus over group minimum capital requirements increased by $1.5 billion since 31 December 2019 to $11.0 billion at the end of December 2020. LCSM in-force operating capital generation in the year was $2.2 billion, which supported $(0.2) billion of investment in new business.

Overall non-operating items (excluding corporate transactions) reduced surplus by $(0.2) billion, with the negative effect of market movements in the year being offset by a $2.2 billion benefit from the introduction of the new Singapore risk-based capital framework (RBC2) effective 31 March 2020. Also included within non-operating items is a $(0.4) billion fall in surplus from changes made to Jackson VM-21 hedging model, further details of which are set out in the US section in the discussion of RBC changes.

The corporate transactions previously discussed were positive overall and contributed $0.5 billion to surplus and the payment of the 2019 second interim and 2020 first interim dividends reduced the surplus by $(0.8) billion.

The Group's LCSM position is resilient to external macro movements as demonstrated by the sensitivity disclosure contained in note I(i) of the Additional Unaudited Financial Information, alongside further information on the basis of calculation of the LCSM measure.

	31 Dec 2020		31 Dec 2019

Estimated Group LCSM capital position[9]	Total	Shareholder*	Total	Shareholder*

Available capital ($ billion)	37.9	15.8	33.1	14.0
Group minimum capital requirement (GMCR) ($ billion)	11.5	4.8	9.5	4.5
LCSM surplus (over GMCR) ($ billion)	26.4	11.0	23.6	9.5
LCSM ratio (over GMCR) (%)	329%	328%	348%	309%

*
The shareholder LCSM amounts exclude the available capital and minimum capital requirements of the participating business in Hong Kong, Singapore and Malaysia.

Financing and liquidity

	31 Dec 2020 $m	31 Dec 2019 $m

	IFRS basis	IFRS basis

Total borrowings of shareholder-financed businesses	6,633	5,594
Less: holding company cash and short-term investments	(1,463)	(2,207)

Net core structural borrowings of shareholder-financed businesses	5,170	3,387

Net gearing ratio*	20%	15%

*
Net core structural borrowings as proportion of IFRS shareholders' equity plus net debt, as set out in note II(ii) of the Additional Unaudited Financial Information.

The total borrowings of the shareholder-financed businesses increased by $1.0 billion, from $5.6 billion to $6.6 billion in 2020. This reflected the issuance of $1,000 million 3.125 per cent notes in April 2020 raised for general corporate purposes including to support the growth of the business. The Group had central cash resources of $1.5 billion at 31 December 2020 (31 December 2019: $2.2 billion), resulting in net core structural borrowings of the shareholder-financed businesses of $5.2 billion at end of December 2020 (31 December

2019: $3.4 billion). Prudential plc seeks to maintain its financial strength rating which derives, in part, from the high level of financial flexibility to issue debt and equity instruments which is intended to be maintained and enhanced in the future.

At the 31 December 2020, the Group's net gearing ratio as defined in the table above was 20 per cent. We estimate that this will rise to circa 28 per cent post the separation of Jackson (based on the balance sheet at 31 December 2020, assuming no pre-separation dividend and before allowing for the 19.9 per cent retained stake in Jackson). On a Moody's basis, which is the basis management intend to use going forward to manage leverage and which differs to the above by taking into account gross debt, including commercial paper, and also allows for a proportion of the surplus within the Group's with-profits funds, the equivalent ratio is 33 per cent, before allowing for the 19.9 per cent retained stake in Jackson. Following the demerger, as a pure-play Asia and Africa business, Prudential will target a Moody's debt-leverage ratio of around 20 to 25 per cent4 over the medium term. Prudential may operate outside this range temporarily to take advantage of growth opportunities with attractive risk-adjusted returns as they arise, while still preserving its strong credit ratings.

As discussed in the Summary Overview of Operating and Financial Prospects section of this report, Prudential is considering raising new equity of around $2.5-3 billion. Such a transaction, if executed, would maintain and enhance the Group's financial flexibility in light of the breadth of the opportunities to invest in growth and aim to increase the Group's investor base in Asia.

Other sources of liquidity

In addition to its net core structural borrowings of shareholder-financed businesses set out above, the Group has access to funding via the medium-term note programme, the US shelf programme (the platform for issuance of SEC-registered bonds in the US market), a commercial paper programme and committed revolving credit facilities. All of these are available for general corporate purposes.

Prudential plc has maintained a consistent presence as an issuer in the commercial paper market for the past decade and had $501 million in issue at the end of 2020 (31 December 2019: $520 million).

As at 31 December 2020, the Group had a total of $2.6 billion of undrawn committed facilities, expiring in 2025. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 31 December 2020.

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

Cash remittances

Holding company cash flow11

	Actual exchange rate

	2020* $m	2019* $m	Change %

From continuing operations
Asia	716	950	(25)
Jackson	-	509	(100)
Other operations	55	6	817

Total net cash remitted from continuing operations	771	1,465	(47)
From discontinued operations
M&G plc	-	684	(100)

Net cash remitted by business units	771	2,149	(64)

Central outflows	(435)	(522)
Dividends paid	(814)	(1,634)
Other movements	(264)	(1,999)

Total holding company cash flow	(742)	(2,006)

Cash and short-term investments at the beginning of the year	2,207	4,121
Foreign exchange and other movements	(2)	92

Cash and short-term investments at the end of the year	1,463	2,207

*
The holding company cash flow describes the movement in the cash and short-term investments of the centrally managed Group holding companies.

Remittances from our Asia business were $716 million (2019: $950 million3). In order to support the planned separation process, there were no remittances from Jackson during the period. $55 million remittances from other operations reflects intragroup interest income which is not expected to recur.

Cash remittances were used to meet central costs of $(435) million and to pay dividends of $(814) million. Central costs include net interest paid of $(294) million and a net tax benefit, which is not expected to recur going forward, of $94 million.

Other movements of $(264) million includes the proceeds of the issuance of $1 billion of senior debt in April 2020 offset by central contributions to the funding of Asia strategic growth initiatives, principally payments for bancassurance distribution agreements, including TMB and UOB. Further information is contained in note I(iii) of the Additional Unaudited Financial Information.

Cash and short-term investments totalled $1.5 billion at the end of December 2020 (31 December 2019: $2.2 billion3).

The Group will seek to manage its financial condition such that it has sufficient resources available to provide a buffer to support the retained businesses in stress scenarios and to provide liquidity to service central outflows.

Dividend policy

Reflecting the Group's capital allocation priorities, dividends will be determined primarily based on Asia's operating capital generation after allowing for the capital strain of writing new business and recurring central costs, with a portion of capital generation retained for reinvestment in the business. Dividends are expected to grow broadly in line with the growth in Asia operating free surplus generation net of right-sized central costs, and will be set taking into account financial prospects, investment opportunities and market conditions.

The Board has approved a 2020 second interim ordinary dividend of 10.73 cents per share. Combined with the first interim ordinary dividend of 5.37 cents per share the Group's total 2020 dividend is 16.10 cents per share.

Starting from the 2021 first interim dividend, the Board intends to apply a formulaic approach to first interim dividends, which will be calculated as one-third of the previous year's full-year ordinary dividend.

Asia

Operational and financial highlights

Prudential's Asia businesses delivered a resilient financial performance in 2020. While Covid-19 related containment measures impacted our new business sales we also delivered a step-change in our digital capabilities. While the nature and severity of Covid-19 restrictions varied significantly across our markets, our enhanced digital and physical capabilities combined with our diversified and high quality platform supported a strong sequential quarterly recovery in sales in the third and fourth quarters of the year from a low in the second quarter, illustrating the strength of our franchise.

The resilience and quality of our business is also evident in customer retention levels of 90 per cent (2019: 90 per cent), which combined with our recurring premium, health and protection focused business model, supported an overall 13 per cent1 increase in adjusted life insurance operating profit2.

These qualities enabled us to continue to grow scale and value, even in more challenging operating conditions.

IFRS earnings

Overall Asia adjusted operating profit2 increased by 13 per cent1 to $3,667 million, driven by a 14 per cent1 increase in life insurance adjusted operating profit2, alongside a 2 per cent1 increase at Eastspring.

This growth reflects the benefits of our focus on high quality recurring premium business, which accounts for 90 per cent of our new business, and diversified portfolio of scale businesses, with over 88 per cent of our total life income12 (excluding other income described below) driven by insurance margin and fee income (2019: 86 per cent1), again supporting profit progression across market cycles.

Our Asia life insurance adjusted operating profit2 growth is broad-based and at scale. Overall, nine insurance markets reported double-digit growth1, with three insurance markets delivering growth of 20 per cent1 or more.

At a market level, highlights include Hong Kong up 20 per cent1 to $891 million, Singapore up 18 per cent1 to $574 million, Malaysia up 14 per cent1 to $309 million, China up 15 per cent1 to $251 million and Thailand up 24 per cent1 to $210 million. Adjusted operating profit2 in Indonesia was $519 million, marginally lower than the prior year.

Profit margin analysis of Asia long-term insurance and asset management operations15

	Actual exchange rate				Constant exchange rate
	2020		2019		2019
	$m	Margin bps	$m	Margin bps	$m	Margin bps

Spread income	296	74	321	108	319	106
Fee income[11]	282	101	286	104	283	104
With-profits	117	16	107	18	107	18
Insurance margin	2,648		2,244		2,234
Other income	3,148		3,229		3,225

Total life income	6,491		6,187		6,168
Expenses:
Acquisition costs	(1,904)	(52)%	(2,156)	(42)%	(2,156)	(42)%
Administration expenses	(1,539)	(227)	(1,437)	(252)	(1,430)	(249)
DAC adjustments	382		430		426
Share of related tax charges from joint ventures and associates	(46)		(31)		(30)

Long-term insurance business pre-tax adjusted operating profit	3,384		2,993		2,978

Eastspring	283		283		278

Adjusted operating profit from long-term business and asset management before restructuring costs	3,667		3,276		3,256

Tax charge	(495)		(436)		(432)

Adjusted operating profit after tax for the year before restructuring costs	3,172		2,840		2,824

Non-operating profit after tax	210		885		899

Profit for the year after tax before restructuring costs	3,382		3,725		3,723

Our adjusted operating profit2 continues to be based on high-quality drivers. The overall 14 per cent1 growth in Asia life insurance adjusted operating profit2 to $3,384 million (2019: $2,978 million1) was driven principally by 19 per cent1 growth in insurance margin-related revenues and reflects our ongoing focus on recurring premium health and protection products and the associated continued growth of our in-force business.

Fee income was in line with the prior year, while spread income decreased by (7) per cent1 driven by lower interest rates in the year.

With-profits earnings relate principally to the shareholders' share in bonuses declared to policyholders. As these bonuses are typically weighted to the end of a contract, under IFRS, with-profits earnings consequently emerge only gradually over time. The 9 per cent1 growth in with-profits earnings reflects the ongoing growth in these portfolios.

Other income primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses. As such, the (2) per cent1 decrease from 2019 largely reflects lower new business volumes, whereas new business acquisition expense fell 12 per cent1 to $(1,904) million. The ratio of shareholder acquisition costs to shareholder-related APE sales (excluding with-profits-related sales) increased to 68 per cent (2019: 66 per cent on an actual exchange rate basis), reflecting changes to product and geographical mix. Administration expenses, including renewal commissions, increased by 8 per cent1 reflecting in-force business growth.

New business performance

The Group reports annual premium equivalent (APE) as a measure of new business sales, which is a key metric for the Group's management of the development and growth of the business. APE is calculated as the aggregate of regular premiums and one-tenth of single premiums on new business written during the year for all insurance products, including premiums for contracts designated as investment contracts under IFRS 4. APE differs from the IFRS measure of gross premiums earned. A reconciliation of APE new business sales to

IFRS gross premiums earned is provided in note II(vii) of the section headed Additional Unaudited Financial Information.

APE new business sales (APE sales)

	Actual exchange rate			Constant exchange rate
	2020 $m	2019 $m	Change %	2019 $m	Change %

Hong Kong	758	2,016	(62)	2,037	(63)
China JV	582	590	(1)	590	(1)
Indonesia	267	390	(32)	379	(30)
Malaysia	346	355	(3)	349	(1)
Singapore	610	660	(8)	653	(7)
Other life insurance markets	1,133	1,150	(1)	1,160	(2)

Total Asia	3,696	5,161	(28)	5,168	(28)

Total Asia excluding Hong Kong	2,938	3,145	(7)	3,131	(6)

Life insurance new business APE sales decreased by (28) per cent1 to $3,696 million. Outside Hong Kong, overall new business APE sales were (6) per cent1 lower.

The impact of Covid-19 related disruption varied materially in terms of severity and duration across the region. Restrictions eased in many markets as the year progressed. In Mainland China internal travel and business activity resumed from the end of March and restrictions in Hong Kong eased from the end of August, though the border between Mainland China and Hong Kong remains closed. In Indonesia, after an initial relaxation of lockdown measures in June, a further four-week period of lockdown was imposed between mid-September and mid-October and the country re-entered lockdown again in early 2021. Significant containment restrictions remain in place in Malaysia, Vietnam, the Philippines and Thailand, with reduced restrictions in place in Hong Kong domestic, Taiwan, Singapore and India.

Over 2020, we continued to benefit from the resilience our diverse platform provides. Our diverse geographic portfolio saw four markets increase APE sales compared with the prior year, including Thailand up 16 per cent1, Taiwan up 11 per cent1 and Vietnam up 9 per cent1.

Outside of Hong Kong, sales from our bancassurance channel were stable with last year, underpinned by growth in China JV (APE bancassurance sales up 34 per cent1), Thailand (up 21 per cent1), Indonesia (up 15 per cent1) and Vietnam (up 35 per cent1). We also saw increased agency momentum in the second half of the year.

There has been a significant acceleration of our digital capabilities over 2020, with virtual sales accounting for 27 per cent of bank sales from July to December and 28 per cent of all agency sales from April to December. This compares with very low amounts in prior years. Our agency channel was supported by over 2.2 million of 'online to offline' leads generated by our Pulse health and wealth super-app, which, together with direct sales in Pulse, generated $211 million of APE sales21 in the year.

The quality and diversity of our platform contributed to a strong sequential recovery in APE sales as Covid-19 related restrictions were lifted, with discrete third quarter production of $925 million1 sequentially 33 per cent1 higher than the second quarter and fourth quarter sales 18 per cent1 above the third quarter and 10 per cent1 higher than the first quarter of 2020, prior to Covid-19 restrictions being applied in many of the markets in which we operate.

The fourth quarter of 2020 was the highest APE sales quarter of the year for overall Asia and for 9 markets. As we pivoted to standalone protection products of lower case size to meet rising consumer demand, total new policies increased by 1 per cent and new protection policies grew by 10 per cent in the fourth quarter compared with the same period in the prior year.

Health and protection products continue to be a significant proportion of sales, contributing 27 per cent of APE sales in 2020 (2019: 27 per cent).

Overall, Hong Kong APE sales were (63) per cent1 below the prior year. This was principally a result of a very sharp reduction in APE sales to Mainland China customers, reflecting the impact of the border closure early in the year and consequent reduction in Mainland Chinese visitors and associated APE sales to these customers. While domestic Hong Kong APE sales were also impacted by Covid-19 related restrictions, new business production improved markedly over the course of the year, with APE sales in Q3 rising 20 per cent over Q2 and Q4 rising 60 per cent over Q3. The strong sequential sales growth was supported by product innovation and ongoing development of our broader digital capabilities. In particular, our increased focus on standalone protection products, with lower case sizes, to meet rising consumer demand saw domestic new sales policy count reach 98 per cent of prior year levels in the fourth quarter.

Our China JV delivered an encouraging performance despite Covid-19 related disruption. This was supported by the agency force focus on protection products, which accounted for 53 per cent of sales from this channel. We benefited materially from our diversified distribution model, particularly the strength in bancassurance which saw strong and accelerating growth of 34 per cent in APE sales throughout the year. Overall APE sales were only (1) per cent1 lower compared with the prior year and second half APE sales 4 per cent1 higher than the prior year.

The sales environment in Indonesia remained challenging following a deterioration of Covid-19 infections through the summer, culminating in the re-introduction of the highest-level movement restrictions in September, which remain in place today in parts of Indonesia. Despite the challenging environment, we achieved strong performance in the sharia segment with APE sales growing 6 per cent. Meanwhile, the fourth quarter saw the highest overall sales of 2020 (19 per cent higher than APE sales in the first quarter) and was driven by 60 new products launched in 2020, including lower ticket standalone protection products. While this product strategy saw new sales case count rise by 12 per cent at FY20, overall APE sales volumes were (30) per cent1 below the prior year.

In Malaysia, APE sales were (1) per cent1 below the prior year, with a decline in the first half sales largely offset by a recovery in the second half of 14 per cent (compared with the second half of the prior year), despite the reintroduction of partial Covid-19 related restrictions in October, driven by strong agency production across our traditional and takaful markets. The Takaful business grew APE sales by 26 per cent compared with 2019.

In Singapore, APE sales fell by (7) per cent1 reflecting Covid-19 restrictions with declines in the first half of the year partly offset by an increase in the second half of 5 per cent1 when compared with the second half of the prior year. Strong agency momentum following the relaxation of Covid-19 restrictions saw APE sales in the second half of the year being 63 per cent higher than the level in the first half. Singapore continues to develop products and digital capabilities with the launch in December of 3 bite-sized digital products on Pulse (PRUSafe Dengue, PRUSafe BreastCancer, PRUSafe ProstateCancer) and the onboarding of the PRUCancer360 product on UOB's Mighty banking app.

We have made good initial progress with our recent investment in distribution in Thailand, where our APE sales were up 16 per cent1, reflecting strong growth of 21 per cent in bancassurance channel, with the product mix shift to health and protection which accounted for 25 per cent of APE sales (2019: 16 per cent). Our distribution capability will be further strengthened by our partnership with TMB which commenced on 1 January 2021 and our digital partnership with The1, Thailand's largest loyalty platform.

Local statutory capital

We maintained a strong balance sheet with a shareholder LCSM surplus over the regulatory minimum capital requirement of $8.2 billion and coverage ratio of 338 per cent at 31 December 2020 (31 December 2019: $4.7 billion and 253 per cent). If our with-profits funds in Hong Kong, Singapore and Malaysia are added the surplus increases to $23.6 billion (31 December 2019: $18.8 billion). We seek to safeguard our business from market volatility through our strong focus on protection products and our prudent asset and liability management strategy.

Asset management

	Actual exchange rate
	2020 $m	2019 $m	Change %

Total external net flows*	(9,972)	8,340	n/a

External funds under management* ($bn)	93.9	98.0	(4)
Funds managed on behalf of M&G plc ($bn)	15.7	26.7	(41)
Internal funds under management ($bn)	138.2	116.4	19

Total funds under management ($bn)	247.8	241.1	3

Analysis of adjusted operating profit
Retail operating income	390	392	(1)
Institutional operating income	256	244	5

Operating income before performance-related fees	646	636	2
Performance-related fees	7	12	(42)

Operating income (net of commission)	653	648	1
Operating expense	(336)	(329)	(2)
Group's share of tax on joint ventures' adjusted operating profit	(34)	(36)	6

Adjusted operating profit	283	283	-

Adjusted operating profit after tax	253	250	1

Average funds managed by Eastspring	$227.1bn	$214.0bn	6
Fee margin based on operating income	28bps	30bps	(2)bps
Cost/income ratio[8]	52%	52%	-

*
Excluding $15.7 billion of funds managed on behalf of M&G plc.

Eastspring's total funds under management were $247.8 billion at 31 December (31 December 2019: $241.1 billion3), reflecting favourable internal net inflows and higher equity markets, partly offset by external net outflows. Compared with 2019, Eastspring's average funds under management increased by 6 per cent3 (7 per cent14 on a constant exchange rate basis). Funds under management were 13 per cent3 higher than at the end of June ($219.7 billion3) as equity markets recovered and asset flows began to recover from the volatility in the first half.

Eastspring continues to benefit from strong, positive net flows from internal insurance funds, recording $8.5 billion (2019: $9.7 billion). Overall third-party flows related to external funds under management were negative $(10.0) billion, reflecting the adverse impact of higher market volatility, as a result of Covid-19, on retail funds, most notably in a number of retail bond funds in Thailand in the first half of 2020. Highlights included strong flows into our China A Fund, and Global Innovation Fund in respect of our equity products, and Income Plus and Active Bond Fund Plus on the fixed income side. As market volatility subsided over the second half of the year, third-party net flows20 improved materially, with the fourth quarter seeing net inflows of $0.5 billion. In addition, as anticipated, there were net outflows from funds managed on behalf of M&G plc of $(10.0) billion in 2020, with further outflows of around $(6) billion expected in the first half of 2021.

Eastspring's adjusted operating profit2 of $283 million was up 2 per cent compared with the prior year on a constant exchange rate basis (level on an actual exchange rate basis). Operating income (net of commission) increased by 1 per cent3 with the benefit of higher average funds under management being partly offset by adverse client and asset mix effects that reduced the fee margin based on operating income to 28 basis points (2019: 30 basis points3). Cost discipline remains robust, with operating costs in line with the prior year, with the resulting cost/income ratio8 the same at 52 per cent.

Return on segment equity

The benefit of our focus on profitable health and protection, with-profit and asset management businesses is evident in the attractive 26 per cent (2019: 30 per cent) operating return delivered on average segment equity8 over 2020.

United States

Operational and financial highlights

All of the results below reflect Jackson Financial Inc. (which we refer to as Jackson), the entity that is proposed to be demerged, except for the discussion on local statutory capital which covers Jackson Financial Inc.'s subsidiary, Jackson National Life, only. All amounts have been prepared on the basis of the

Prudential Group's accounting policies and methodologies and are consistent with the Group's reporting in 2019. This will differ from the financial information that Jackson will report as part of the demerger process, which will be prepared under US GAAP and will include certain non-GAAP financial measures which Jackson management believes will be more relevant to manage the business as a standalone entity.

At 31 December 2020, Jackson National Life's RBC ratio was 347 per cent (31 December 2019: 366 per cent). At the point of proposed separation, Jackson expects to have an RBC ratio22 in excess of 450 per cent and total financial leverage19 in the range of 25 to 30 per cent, subject to market conditions. Jackson expects to achieve this level of RBC at the point of separation by contributing proceeds of its debt and hybrid capital raising to its regulated insurance subsidiaries.

IFRS earnings

Adjusted operating profit

US segment adjusted operating profit2,7 was $2,796 million in 2020, down (9) per cent from the prior year. This reduction largely reflects the impact of DAC adjustment effects in the current and prior year, alongside the expected reduction in spread related earnings following the reinsurance contract with Athene in June 2020. Offsetting these falls, fee income was $3,386 million, 3 per cent higher than the prior year as result of higher average account balances.

A further breakdown of the drivers of IFRS profitability is set out below.

Profit margin analysis of US long-term insurance and asset management operations15

	2020		2019
	$m	Margin bps	$m	Margin bps

Spread income	521	112	642	112
Fee income	3,386	178	3,292	182
Insurance margin	1,298		1,317
Other income	-		26

Total life income	5,205		5,277
Expenses:
Acquisition costs	(991)	(52)%	(1,074)	(48)%
Administration expenses	(1,744)	(71)	(1,675)	(68)
DAC adjustments	317		510

Long-term insurance business pre-tax adjusted operating profit	2,787		3,038
Asset management	9		32

Adjusted operating profit from long-term business and asset management before restructuring costs	2,796		3,070
Tax charge	(313)		(437)

Adjusted operating profit after tax for the year before restructuring costs	2,483		2,633
Non-operating loss after tax	(2,730)		(3,013)

Loss for the year after tax before restructuring costs	(247)		(380)

Spread income declined (19) per cent in 2020, primarily as a result of the Athene reinsurance transaction, as well as lower asset yields, partially offset by lower interest credited reflecting lower average crediting rates compared with 2019. The margin of 112 basis points benefited from prior year swap transactions. Excluding that benefit, the spread margin would have been 88 basis points (2019: 101 basis points).

Insurance margin represents profits from insurance risks, including variable annuity guarantees and profits from the legacy life businesses and was marginally lower than that earned in 2019.

Acquisition costs have fallen by 8 per cent following lower sales in the year. Administration expenses increased by 4 per cent to $(1,744) million in 2020 as a result of higher asset-based commissions, as average separate account balances increased, and the non-recurrence of commission income (treated as a negative expense) earned under the John Hancock reinsurance arrangement in 2019. Excluding the asset-based commission, the administration expense ratio would be 34 basis points (2019: 33 basis points).

DAC adjustments, being the cost deferred on sales in the period net of amortisation of amounts deferred previously, have fallen by $(193) million to $317 million. This follows lower deferrals from lower sales and higher amortisation of prior period DAC. DAC amortisation increased as the impact of changes to the longer-term economic assumptions underpinning the amortisation calculation, following an expectation of lower interest rates in the future, more than offset the benefits of increases in DAC deceleration in the period as a result of higher equity markets at the end of 2020 as compared with the start of the year.

Non-operating items

The non-operating result was negative $(3,510) million pre-tax (2019: $(3,795) million) and contributed to a net loss after tax of $(247) million (2019: $(380) million). The non-operating result over 2020 includes a loss of $(4,296) million from short-term investment fluctuations and amortisation of previous acquisition accounting adjustments offset by a $786 million pre-tax gain as a result of the Athene reinsurance transaction.

In the US, Jackson provides certain guarantees on its annuity products, the value of which would typically rise when equity markets fall and long-term interest rates decline. Jackson charges fees for these guarantees which are in turn used to purchase downside protection, in particular options and futures to mitigate the effect of equity market falls.

Jackson designs its hedge programme to protect the economics of the business from large movements in investment markets and does not seek to hedge on an accounting basis. It therefore accepts a degree of variability in the accounting results.

The $(4,296) million discussed above principally arises from the steep rise in equity markets following the low at the end of the first quarter of 2020 that led to equity derivative losses taken out as part of Jackson's hedging programme being in excess of the corresponding reduction in guarantee liabilities and the effect of lower interest rates on the value of its guarantees. Hedge costs were also elevated due to the high levels of volatility observed in the period.

Local statutory capital – Jackson National Life (Jackson)

	2020				2019
	Total Adjusted Capital (TAC) $m	Required capital at 'Company Action Level' (CAL) $m	Surplus $m	Ratio %	Surplus $m	Ratio %

1 Jan	5,221	1,426	3,795	366	4,315	458

Capital generation from new business written	191	153	38	(23)	(144)	(75)
Operating capital generation from business in force	798	(177)	975	100	1,531	141

Operating capital generation	989	(24)	1,013	77	1,387	66
Other non-operating movements	(1,832)	115	(1,947)	(108)	(1,524)	(104)
US reinsurance transaction	524	(251)	775	67	-	-
Investment by Athene	500	-	500	25	-	-
Adoption of NAIC reforms	-	-	-	-	142	(17)
Hedge modelling revision	(139)	251	(390)	(80)	-	-
Dividends paid	-	-	-	-	(525)	(37)

31 Dec	5,263	1,517	3,746	347	3,795	366

The movement in surplus over the course of 2020 was driven by;

  –
  Operating capital generation from the in-force business was $975 million, in line with our expectations post the Athene transaction. This is lower than 2019 which benefited from a $355 million release of incremental reserves following the integration of the John Hancock business acquired in 2018. The impact of new business improved by $182 million, largely as a result of expected fall in fixed annuity and fixed index annuity sales following repricing actions in the first half of 2020.
  –
  Non-operating items reduced surplus by $(1,947) million driven primarily by the impact of market movements where falling interest rates, rising equity markets and elevated volatility have combined to result in derivative losses, net of reserve changes, and an increase in required capital. This included a reduction of $(193) million in deferred tax assets being admitted into statutory surplus and an increase in surplus of $140 million from changes in respect of formal recognition by the regulator of guaranteed asset management revenue.

  –
  Surplus benefited from a $500 million investment by Athene and a further $775 million as a result of the reinsurance of the in-force fixed annuity and fixed index annuity portfolio in June.
  –
  At 31 December 2019, Jackson early adopted the provisions of the National Association of Insurance Commissioners Valuation Manual Minimum Standards No. VM-21 (VM-21). As announced on 28 January 2021, Jackson determined that a simplifying modelling assumption was not consistent with its intent in the adoption of VM-21 and the revised modelling adopted for calculating reserves and capital reduced surplus by $(390) million through a reduction in TAC and an increase in CAL.

New business performance

The Group reports annual premium equivalent (APE) as a measure of new business sales, which is a key metric for the Group's management of the development and growth of the business. APE is calculated as the aggregate of regular premiums and one-tenth of single premiums on new business written during the year for all insurance products, including premiums for contracts designated as investment contracts under IFRS 4. APE differs from the IFRS measure of gross premiums earned. A reconciliation of APE new business sales to IFRS gross premiums earned is provided in note II(vii) of the section headed Additional Unaudited Financial Information.

APE sales

	2020 $m	2019 $m	Change %

Variable annuities	1,662	1,470	13
Fixed annuities	33	119	(72)
Fixed index annuities	100	382	(74)

Total retail annuity APE sales	1,795	1,971	(9)
Total institutional product APE sales	128	252	(49)

Total APE sales	1,923	2,223	(13)

Despite challenging market conditions, Jackson delivered a 13 per cent increase in variable annuity sales, reflecting the strength and depth of its leading distribution franchise and value-added customer proposition. Jackson believes that the investment freedom and optional guaranteed benefits Jackson offers its customers support its strong brand recognition with distributors and advisers16.

Jackson has maintained its leading position in the US retail variable annuity market17. This market position reflects the attractiveness of its product, breadth of distribution across multiple channels, and the productivity of Jackson's wholesaler field force, which is among the most productive in the industry, with sales per agent over 10 per cent higher than the nearest competitor18.

In line with Jackson's disciplined approach to pricing and risk management, pricing actions taken in the first half of 2020 in response to changing market conditions and to preserve statutory capital, resulted in an expected and material reduction in new fixed annuity and fixed index annuities sales, evident particularly from the beginning of the second quarter. This, combined with lower institutional sales, resulted in an overall (13) per cent reduction in APE sales.

Group reporting segments after proposed separation of Jackson

In presenting its results for 2020, the Group continues to report its business using the following segments:

  –
  Asia (including insurance and asset management business); and
  –
  US (including Jackson and US asset management business).

Other operations are classified as unallocated to a segment, which includes the Group's head office functions in London and Hong Kong and Africa insurance operations.

In preparation for the planned separation of Jackson, from 2021 the Group has revised its internal management information to focus on the following revised segments, which will be used for external reporting from half year 2021.

  –
  China JV
  –
  Hong Kong
  –
  Indonesia
  –
  Malaysia
  –
  Singapore
  –
  Growth markets and other (including Africa)
  –
  Eastspring

The Group's head office functions will continue to be unallocated to a segment. The US has been classified as discontinued following the Board's decision to proceed with a demerger in the second quarter of 2021.

Notes

1
On a constant exchange rate basis.
2
Adjusted IFRS operating profit based on longer-term investment returns is management's primary measure of profitability and provides an underlying operating result based on longer-term investment returns and excludes non-operating items. Further information on its definition and reconciliation to profit for the year is set out in note B1.1 of the IFRS financial statements.
3
On an actual exchange rate basis.
4
Calculated on a Moody's total leverage basis.
5
Approximately half of the corporate expenditure is incurred in sterling and our assumptions forecast an exchange rate of £1=$1.2599.
6
As compared with head office expenditure of $(490) million in 2018 and before a planned $10 million increase in Africa costs as previously disclosed.
7
Attributed to the shareholders of the Group before deducting the amount attributable to the non-controlling interests. This presentation is applied consistently throughout the document.
8
See note II of the Additional unaudited financial information for definition and reconciliation to IFRS balances.
9
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
10
In 2020, given the significant market volatility in certain months during the year, average liabilities used to derive the margin for fee income in Asia have been calculated using quarter-end balances throughout the year as opposed to opening and closing balances only to provide a more meaningful analysis. The 2019 margin have been amended for consistency albeit impacts are minimal.
11
Net cash amounts remitted by business units are included in the holding company cash flow, which is disclosed in detail in note I(iii) of the Additional unaudited financial information. This comprises dividends and other transfers from business units that are reflective of emerging earnings and capital generation.
12
Total insurance margin ($2,648 million) and fee income ($282 million) of $2,930 million divided by total life income excluding other income of $3,343 million (Comprised of total life income of $6,491 million less other income of $3,148 million).
13
Central expenses comprises other income and expenditure of $(748) million (2019: $(926) million on an actual exchange rate basis) and restructuring and IFRS 17 implementation costs of $(208) million (2019: $(110) million on an actual exchange rate basis).
14
On a constant exchange rates basis Eastspring average funds under management over the year to 31 December 2019 were $211.5 billion (actual exchange rate basis: $214.0 billion). Average funds under management over the year to 31 December 2020 were $227.1 billion.
15
For discussion on the basis of preparation of the sources of earnings in the table see note I(iv) of the Additional Unaudited Financial Information.
16
Cogent Annuity Brandscape+37 Net Promoter Score ('NPS') for Jackson variable annuities, compared to an industry average NPS of 0.
17
LIMRA: through the third quarter of 2020, Jackson accounted for 16.5% of new sales in the U.S. retail variable annuity market and ranked number 1 in variable annuity sales.
18
Market Metrics Q3 2020 Sales, Staffing, and Productivity Report: Jackson's variable annuity sales per wholesaler are more than 10% higher than its nearest competitor.
19
Calculated on a US GAAP basis as the ratio of total debt (including senior debt, hybrid debt and preferred securities) to total debt and shareholders' equity (excluding Accumulated Other Comprehensive Income).
20
Excluding money market funds and funds managed on behalf of M&G plc.
21
APE sales substantially from full-premium products sold through referrals to agents and a small amount of revenue from 37 new digital products.
22
Representing the RBC ratio of Jackson National Life that reflects the capital and capital requirements of Jackson National Life and its subsidiaries, including Jackson National Life NY.
23
The term 'Non-operating items' is used in this section to refer to items excluded from adjusted IFRS operating profit based on longer-term investment returns from continuing operations, including short term investment fluctuations in investment returns on shareholder-backed business, corporate transactions and amortisation of acquisition accounting adjustments. For the avoidance of doubt this analysis is not intended to align with 'results of operating activities' as discussed in IAS 1 Presentation of Financial Statements.

Investments

General

The overall financial strength of Prudential and the results, both current and future, of the insurance business are in part dependent upon the quality and performance of the various investment portfolios in Asia and the US.

Prudential's total investments

Prudential's total investments, net of derivative liabilities, at 31 December 2020 were $428,903 million (31 December 2019: $405,229 million), of which $248,756 million (31 December 2019: $223,885 million) were held to cover linked liabilities relate to unit-linked and variable annuity products in collective investment schemes.

Further analysis on financial investments and fair value measurement is included in notes C1 and C2 to Prudential's consolidated financial statements, in accordance with IFRS 7 'Financial Instruments: Disclosures'.

Prudential's insurance investment strategy and objectives

Prudential's insurance investments support a range of businesses operating in many geographic areas. Each of the operations formulates a strategy based on the nature of its underlying liabilities, its level of capital and its local regulatory requirements.

Internal funds under management

Prudential manages a significant portion of its group funds principally through its fund management businesses, Eastspring Investments in Asia and PPM America in the US. The remaining Group's funds mainly relate to assets held to back unit-linked, unit trust and variable annuity liabilities.

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

In Asia, our exposure to interest rate risk arises from the guarantees of some non-unit-linked investment savings products, including the Hong Kong with-profits and non-profit business. This exposure exists because of the potential for an asset and liability mismatch where long-dated liabilities and guarantees are backed by short-dated assets, which cannot be eliminated but is monitored and managed through local risk and asset liability management committees against risk appetite aligned with the Group's limit framework. A large proportion of the Hong Kong liabilities are denominated in USD and Prudential holds USD assets to back these liabilities.

Investments relating to Prudential's US insurance business

The investment strategy of the US insurance business, for business other than the variable annuity separate account business, is to maintain a diversified and largely investment grade fixed income portfolio that is capital efficient, achieve risk-adjusted returns that support competitive pricing for our products, generate profitable growth of our business and maintain adequate liquidity to support our obligations. Interest rate scenario testing is regularly used to monitor the effect of changes in interest yields on cash flows, the present value of future profits and interest rate spreads.

The investment portfolio of the US insurance business consists primarily of debt securities, although the portfolio also contains loans, primarily publicly-traded corporate and government bonds, private securities and loans, asset-backed securities and commercial mortgage loans.

 Additional Information on Liquidity and Capital Resources

After making sufficient enquiries the directors of Prudential have a reasonable expectation that the Company and the Group have adequate resources to continue their operations for a period of at least 12 months from the date that the financial statements are approved. Further information is provided in note A1 to the Consolidated Financial Statements.

Liquidity sources

The parent company, including centrally managed group holding companies, held cash and short-term investments of $1,463 million as at 31 December 2020 (2019: $2,207 million). The sources of cash in 2020 included dividends, loans and cash remittances received by Prudential from its principal operating subsidiaries and debt issuances. Further information on cash remittances to the Group is detailed in 'Explanation of Performance and Other Financial Measures' section of this report.

The amount of dividends paid by Prudential's main operations is determined after considering the development, growth and investment requirements of the operating businesses. In order to support the planned separation process, there were no remittances from Jackson during the period.

Liquidity resources and requirements by operating business

Asia life insurance

The liquidity sources for Prudential's Asia life insurance businesses comprise premiums, deposits and charges on policies, investment income, proceeds from the sale and maturity of investments, borrowings and capital contributions from the parent company. The liquidity requirements comprise benefits and claims, operating expenses, interest on debt and purchases of investments. Amounts are distributed to the parent company after considering capital requirements. Further information on Asia's local statutory capital requirements are located in provided in 'Local statutory capital' within the 'Explanation of Performance and Other Financial Measures' section of this report.

The liquidity requirements of Prudential's Asia life insurance businesses are regularly monitored to match anticipated cash inflows with cash requirements. Cash needs are forecast and projected sources and uses of funds, as well as the asset, liability, investment and cash flow assumptions underlying these projections, are reviewed periodically. Adjustments are made periodically to the investment policies with respect to, among other things, the maturity and risk characteristics of the investment assets to reflect changes in the business cash needs and the changing competitive and economic environment.

US life insurance

The liquidity sources for US operations are its cash, short-term investments, publicly traded bonds, premium income deposits received on certain annuity and institutional products, investment income, repurchase agreements, utilisation of a short-term borrowing facility with the Federal Home Loan Bank of Indianapolis and capital contributions from the parent company.

Liquidity requirements are principally for purchases of new investments, management of derivative related margin requirements, repayment of principal and interest on debt, payments of interest on surplus notes, funding of insurance product liabilities including payments for policy benefits, surrenders, maturities and new policy loans, funding of expenses including payment of commissions, operating expenses and taxes. As at 31 December 2020, US operations outstanding surplus notes and bank debt included:

  –
  $72 million of bank loans from the Federal Home Loan Bank of Indianapolis, collateralised by mortgage-related securities and mortgage loans; and
  –
  $250 million of surplus notes maturing in 2027.

Significant increases in interest rates can create sudden increases in surrender and withdrawal requests by policyholders and contract holders. Other factors that are not directly related to interest rates can also give rise to disintermediation risk, including, but not limited to, changes in ratings from rating agencies, general policyholder concerns relating to the life insurance industry (eg the unexpected default of a large, unrelated life insurer) and competition from other products, including non-insurance products such as mutual funds, certificates of deposit and newly developed investment products. Most of the life insurance, annuity and institutional products our US operations offers permit the policyholder or contract holder to withdraw or borrow funds or surrender cash values.

Our US operations uses a variety of asset liability management techniques to provide for the orderly provision of cash flow from investments and other sources as policies and contracts mature in accordance with their normal terms. Our US operations principal sources of liquidity to meet unexpected cash outflows associated with sudden and severe increases in surrenders and withdrawals are its portfolio of liquid assets and its net operating cash flows. As at 31 December 2020, the portfolio of cash, short-term investments and publicly traded securities and equities amounted to $39.5 billion.

As at 31 December 2020, the statutory capital and surplus of US operations was in excess of the requirements set out under Michigan insurance law. Further information on Jackson's capital and surplus is provided in 'Local statutory capital – Jackson National Life (Jackson)' within the 'Explanation of performance and other financial measures' section in Financial Review.

Contractual obligations

Contractual obligations of the Group with specified payment dates as at 31 December 2020 were on an undiscounted basis as follows:

$m	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Policyholder liabilities(i)	675,615	34,954	69,217	67,272	504,172
Long-term debt(ii)	7,756	139	1,041	220	6,356
Lease liabilities under IFRS 16	564	142	219	98	105
Other operational borrowings(iii)	2,181	909	54	54	1,164
Purchase obligations(iv)	2,929	2,929	-	-	-
Obligations under funding, securities lending and sale and repurchase agreements	10,355	3,983	2,843	1,618	1,911
Other long-term liabilities(v)	6,325	6,278	40	2	4

Total	705,725	49,335	73,414	69,266	513,711

Reconciliation to consolidated statement of financial position:	$m	$m

Total contractual obligations per above		705,725
Difference between policyholder liabilities:
Total policyholder liabilities and unallocated surplus of with-profits funds per the consolidated statement of financial position	446,463
Policyholder liabilities (based on undiscounted cash flows) in the table above	(675,615)	(229,152)

Difference between undiscounted and discounted cash flows of other long-term contractual liabilities		(2,011)
Other short-term/non-contractual obligations:
Current tax liabilities	280
Deferred tax liabilities	6,075
Accruals, deferred income and other creditors (excluding those included as contractual obligations in the table above)	15,508
Derivative liabilities	482	22,345

Purchase obligations not on the consolidated statement of financial position		(2,929)

Total liabilities per consolidated statement of financial position		493,978

Notes

(i)
Amounts shown in respect of policyholder liabilities represent estimated undiscounted cash flows for Prudential's life assurance contracts. In determining the projected payments, account has been taken of the contract features, in particular that the amount and timing of policyholder benefit payments, reflecting either surrender, death and other claims, or contract maturity. In addition, the undiscounted amounts shown above include the expected payments based on assumed future investment returns on assets backing policyholder liabilities. The projected cash flows exclude the unallocated surplus of with-profits funds of $5,217 million as at 31 December 2020 on an IFRS basis. Although accounted for as a liability, as permitted by IFRS 4, there is no expected payment date for such unallocated surplus.
(ii)
The amounts represent the contractual maturities of the undiscounted cash flows (including contractual interest payments) due to be paid assuming conditions are consistent with those at the 2020 year-end. Long-term debt represents the core structural borrowings of shareholder-financed businesses.
(iii)
Other operational borrowings mainly include commercial paper, non-recourse borrowings of consolidated investment funds and other borrowings attributable to shareholder-financed business.
(iv)
Purchase obligations comprises $1,913 million unfunded commitments in Asia primarily related to investments in infrastructure funds and alternative investment funds and unfunded commitments for investments in limited partnerships of $831 million and commercial mortgage loans and other fixed income securities of $185 million in the US.
(v)
Amounts due in less than one year include net asset value attributable to unit holders of collective investment schemes of $5,975 million.

Group consolidated cash flows

The discussion that follows is based on the consolidated statement of cash flows prepared under IFRS and presented in this Form 20-F.

Net cash inflows from continuing operations in 2020 were $983 million. This amount comprised inflows of $1,966 million from operating activities, outflows of $(1,195) million from investing activities and inflows of $212 million from financing activities. Net cash outflows from continuing operations in 2019 were $2,990 million. This amount comprised outflows of $(72) million from operating activities, outflows of $(324) million from investing activities and outflows of $(2,594) million from financing activities.

The Group held cash and cash equivalents of $8,018 million at 31 December 2020 compared with $6,965 million at 31 December 2019.

GROUP RISK FRAMEWORK

Enabling decisions to be taken with confidence

Our Group Risk Framework and risk appetite have allowed us to control our risk exposure throughout 2020. Our governance, processes and controls enable us to deal with uncertainty effectively, which is critical to the achievement of our strategy of capturing long-term structural opportunities and helping our customers achieve their long-term financial goals.

This section explains the main risks inherent in our business and how we manage those risks, with the aim of ensuring an appropriate risk profile is maintained. Although Jackson is preparing to be a fully independent business, until the proposed demerger is effected Jackson's risks (as with those of the Group's other businesses) will continue to be managed within the Group Risk Framework and this report reflects this position.

1.    Introduction

The Group

2020 was a truly eventful year. The Covid-19 pandemic swept across the world and has resulted in significant humanitarian suffering and material and prolonged disruption to social and economic activity. The business had to consider and navigate the risks arising from the Covid-19 on multiple fronts. These included capital and liquidity risks arising from abrupt market dislocation as well as risks associated with the disruption to the Group's operations across Asia, Africa, the US and UK. Concurrently, the business has maintained uninterrupted delivery of services for its policyholders, and has been committed to doing the right thing for both its customers and employees throughout the crisis. The Risk, Compliance and Security function has successfully transitioned into, and maintained, new ways of working across multiple time zones to provide strong stewardship and enhanced monitoring of these risks during the most acute phases of the pandemic's impact.

Through these extraordinary circumstances, the function has also provided risk opinions, guidance and assurance on critical activity, including Athene's reinsurance of $27.6 billion of Jackson's fixed and fixed index annuity portfolio and $500 million equity investment into Prudential's US business, the proposed demerger of Jackson from the Group and the revision to its hedge modelling for US statutory standards for calculating reserves and capital. At the same time, the function retained its focus on managing the risks of the ongoing business, performing its defined role in providing risk management support and oversight, as well as objective challenge to ensure the Group remained within its risk appetite.

The Group continues to engage constructively with the Hong Kong Insurance Authority (IA) as its Group-wide supervisor and is transitioning to a new supervisory framework. The Group's mature and well-embedded risk framework will enable decisions to be taken with confidence as the business seeks to capture the opportunities in the growth markets in which it is now focused while continuing to operate prudently with discipline.

The world economy

At the start of 2020 the prospects for global growth appeared to be improving. This positive momentum was abruptly reversed by the Covid-19 pandemic, leading to the shutdown of much of the world's economy and a sharp recession. In response to this unprecedented shock, governments and central banks deployed massive fiscal and monetary stimulus measures to mitigate the impact on the labour force and restore confidence in financial markets. Driven largely by the strong macro policy response, global economies have started to recover although this remains far from complete. In Asia, China has been leading the economic rehabilitation, benefitting other Asian economies to an extent, although the regional recovery to date has been highly uneven. The economic environment in Asia is expected to remain challenging given the limited headroom for additional conventional monetary easing, increasing inflation risks from weaker foreign exchange rates, supply chain disruptions, and increasing fiscal pressures. Viewed more broadly, the pandemic has increased the debt burden of many economies and may result in sovereign debt sustainability issues, increasing the dependence on low interest rates by governments.

Financial markets

2020 began with risk assets performing well until concerns over the economic impact of the Covid-19 outbreak dented investor confidence, eventually leading to a global sell-off that unfolded at extraordinary speed. The S&P 500 index plunged by 35 per cent from an all-time high on 19 February 2020 to its low point on 23 March 2020. Interest rates in major markets declined significantly, falling to historical lows as investors fretted over the risks to the economic outlook. Credit spreads widened significantly, in line with the plunge in equity markets. The stress on financial markets was broadly eased by the central banks maintaining accommodative monetary policies and implementing various support programmes. Since their trough in March 2020, financial markets have rallied strongly, initially driven by broad reductions in infection rates in some countries, optimism with respect to the restart of the global economy, and, in the US, a small group of large-cap stocks that has buoyed the cap-weighted index. Risk assets in particular continued to rally strongly in the second half of 2020.

Risk asset valuations appear elevated and display some disconnect with economic fundamentals, and may therefore be subject to the risk of a correction given the renewed lockdowns implemented across the world towards the end of 2020 and into 2021, the logistical challenges to the roll out of Covid-19 vaccination programmes (which may more prolonged than initially anticipated) and the development of new strains of the coronavirus. On interest rates, the consensus outlook is of an environment in which they will remain low-for-longer. The US Federal Reserve's forward guidance has constrained expectations of higher short term yields in the foreseeable future, while economic fundamentals and globally accommodative conditions are likely to keep downward pressure on long term yields. For credit assets, risks of a further round of widespread pressure on corporate liquidity – as experienced during 2020 – remain, given the stretched credit fundamentals of corporate borrowers, although the magnitude of the pre-funding and liquidity-raising that has been accomplished in 2020 is expected to mitigate this to an extent.

(Geo)political landscape

During the first half of 2020, the civil unrest increasingly seen in many places across the world were partially curtailed by the Covid-19 restrictions put in place by governments. The second half of the year, saw an increase in popular protests against long-standing social issues and inequalities and were in some cases triggered by national elections in the US, Africa and Asia. An observable trend in recent protest movements, aided by social media, is the speed and frequency at which they can gather momentum and their evolving forms of leadership. The stability of governments is likely to be tested in different ways and potentially on a more frequent basis as a result, as will the resilience of businesses. As a global organisation, the Group has well-established local and global plans to mitigate the business risks from disruption. These have operated well when deployed across the Group during the Covid-19 crisis and also locally during the outbreaks of unrest seen during 2020 and continued into 2021 in markets where the Group operates. Operational resilience will continue to be critically evaluated and enhanced as the longer-term lessons, from the pandemic response in particular, become clearer. Governmental responses to the pandemic have involved a necessary balancing of the impacts to people's health and lives, their individual rights and liberties, and economic growth. These considerations, and the dynamics between and within them, have become increasingly politicised and another source of polarisation and popular discontent which, in some places, have also provided impetus to protest movements.

Many governments continue to face the challenge of reconciling the inter-connectedness of the global economy with pressure to prioritise national self-interests. The experience of the pandemic may provide a further impetus to the regionalisation or fragmentation of global trade, investment and standards, and risks undermining efforts in international cooperation and coordination. Into 2021, accessibility to Covid-19 vaccine supplies, which may become a prolonged challenge, has the potential to contribute to an increase in geopolitical tensions. A key source of geopolitical risk during 2020 was the US-China relationship and its wider impact on international relations, and this looks likely to continue during President Biden's term in office. Hong Kong's perceived level of autonomy will remain influential in geopolitical tensions, with potential global trade and economic consequences. Responses by the US, UK and other governments to the enactment and application of the national security law in Hong Kong and other constitutional or legislative changes in the territory, which continue to develop, may impact Hong Kong's economy. Being a key market for the Group which also hosts regional and head office functions, this could potentially impact Prudential's sales, operations and product distribution. For internationally active groups which operate across impacted jurisdictions such as Prudential, these government responses and measures add to the complexity of legal and regulatory compliance. Compliance with Prudential's legal or regulatory obligations in one jurisdiction may conflict with the law or policy objectives of another jurisdiction, or may be seen as supporting the law or policy objectives of that jurisdiction over another, creating additional legal, regulatory compliance and reputational risks for the Group.

Regulations

Prudential operates in highly regulated markets, and the nature and focus of regulation and laws remain fluid. A number of national and international regulatory developments are in progress, with a continuing focus on solvency and capital standards, conduct of business, systemic risk regulation, corporate governance and senior management accountability, and macroprudential policy. Some of these changes will have a significant impact on the way that the Group operates, conducts business and manages its risks. With geopolitical tensions elevated, the complexity of sanctions compliance is increasing and continues to represent a challenge for international businesses. These regulatory developments will continue to be monitored at a national and global level and form part of Prudential's engagement with government policy teams and regulators. The immediate regulatory and supervisory responses to Covid-19 have been broad and have included increased scrutiny of the operational resilience, liquidity and capital strength (including the impact of making dividend payments) of financial services companies as well as changes that have helped the Group to continue to support its customers through non-face-to-face contact. The financial burden in addressing the pandemic is likely to influence changes in governmental fiscal policies, laws or regulations aimed at increasing financial stability, and this may include measures on businesses or specific industries to contribute to, lessen or otherwise support, the financial cost to governments of treating patients and meeting the logistical challenges of providing vaccines. It is possible that requirements are imposed on private insurance companies and healthcare providers to cover costs associated with the treatment and prevention of Covid-19 beyond contractual or policy terms.

Against this evolving regulatory backdrop, constructive engagement continues with Prudential's Group-wide supervisor, the Hong Kong IA, on the Group-wide Supervision (GWS) Framework. The GWS Framework is expected to be effective for Prudential upon designation by the Hong Kong IA in the second quarter of 2021, subject to transitional arrangements. The primary legislation was enacted in July 2020 and will come into operation on 29 March 2021. The framework adopts a principle-based and outcome-focused approach, and allows the Hong Kong IA to exercise direct regulatory powers over the holding companies of multinational insurance groups, reinforcing Hong Kong's position as a preferred base for large insurance groups in Asia Pacific and a global insurance hub. During 2020, the Hong Kong IA engaged with the Group and other relevant stakeholders in the development of the GWS framework, which will be anchored on the requirements for three pillars: capital, risk and governance, and disclosure.

Societal developments

The experience of the pandemic has underlined the ability of evolving demographic, geographical and environmental factors to change the nature, likelihood and impact of extreme events. These factors can also drive public health trends such as increasing obesity, with consequential potential impacts to Prudential's underwriting assumptions and product design. While insights can be gleaned from the current pandemic, the unique set of variables associated with extreme events means that their impact on the functioning of society, and the disruption to business operations, staff, customers and sales, cannot be predicted or fully mitigated. The Group has been actively managing the impact of the crisis as it has developed over 2020 and into 2021, including assisting affected policyholders and staff in meeting their resulting needs.

In support of increased ease of access and social inclusion, and to meet evolving customer needs, the Group is increasing its use of digital services, technologies and distribution methods for the products and services that it offers. The Covid-19 pandemic has accelerated these developments, with the Group's businesses having implemented virtual face-to-face sales of select ranges of products in many of its markets, and adoption of Prudential's Pulse application has continued to increase. The digital health platform is now available in 15 markets in 11 languages, with total downloads having reached 20 million as of February 2021. Changes to the Group's use of technology and distribution models have broad implications, touching on Prudential's conduct of business, increasing the risks of technology and data being compromised or misused and potentially leading to new and unforeseen regulatory issues.

A strong sense of purpose for an enterprise is a driver of long-term profitability, and this is making companies evaluate their place in, and contribution to, society. The 'why and how' a business acts has become arguably at least as important as what it produces or the services that it provides. Understanding and managing the environmental, social and governance (ESG) impact and requirements of its business is fundamental to Prudential's brand, reputation and ultimately its long-term success. Ensuring high levels of transparency and responsiveness to stakeholders is a key aspect of this. Recent events have highlighted the structural inequalities in our societies and are prompting organisations to question where they stand on these important issues. Prudential's ESG Strategic Framework is designed to deliver on its purpose of 'helping people get the most out of life'. It includes a focus on inclusivity: inclusivity of access to quality healthcare, protection and savings for our customers; inclusivity of the working environment for our people; and inclusivity in the Group's support of the transition to low-carbon in the economies, markets and communities in which it operates.

2.    Key internal, regulatory, economic and (geo)political events over the past 12 months

Q1 2020	Q2 2020	Q3 2020	Q4 2020

In January 2020, the virus responsible for what initially appeared to be viral pneumonia is identified as a novel coronavirus. The resulting disease is subsequently named Covid-19, and over 2020 the coronavirus begins its spread across the globe. Across its markets the Group rolls out initiatives to support customers and staff.

In January, Prudential Vietnam announces an exclusive bancassurance partnership with Southeast Asia Commercial Joint Stock Bank (SeABank), a fast-growing bank in Vietnam with around 1.2 million customers and almost 170 branches, for a 20-year term.

On 20 March, the Hong Kong IA published the Insurance (Amendment) (No. 2) Bill as part of its submission to the Hong Kong LegCo, a key step towards GWS implementation.

In Singapore, a revised risk-based capital framework (RBC2) for insurers comes into force as at 31 March 2020.

The California Consumer Protection Act (CCPA) comes into force on 1 January 2020, creating data privacy rights to California consumers. Jackson ensures compliance with the Act in December 2019.

The National Association of Insurance Commissioners (NAIC) implements changes to the US statutory reserve and capital framework for variable annuities, effective from 1 January 2020. Jackson chooses to early adopt the changes as at 31 December 2019 for US statutory reporting.

On 18 June 2020 the Group announces the reinsurance of $27.6 billion of Jackson's fixed and fixed index annuity portfolio by Athene, and a $500 million equity investment into Prudential's US business in return for an 11.1 per cent economic interest.

Shriti Vadera joins the Board as a Non-executive Director and member of the Nomination & Governance Committee on 1 May 2020, and succeeds Paul Manduca as Chair of the Board and of the Nomination & Governance Committee on 1 January 2021.

IAIS releases the requirements for a Covid-19 tailored Data Collection exercise for 2020. The original Data Collection exercise, released in March for the purpose of monitoring the build-up of systemic risk for insurers, is paused for 2020. In April 2020, the IAIS also releases the requirements for the 2020 ICS and Aggregation Method Data Collection exercises.

The Network for Greening the Financial System publishes its Guide for Supervisors in May 2020 which outlines recommendations for integrating climate-related and environmental risks into prudential supervision.

Markets rally sharply during Q2 on the back of asset purchases, direct intervention by the US Federal Reserve in credit markets, stimulus programmes, the gradual rebound in economic activity enabled by the progressive easing of lockdown measures and a broad reduction in virus infection rates.

In August, and building on its earlier announcement in May, the Group announces its intention to fully separate Jackson from the Group. This is followed by a further announcement in January 2021 confirming that the separation will be facilitated by way of demerger, which is proposed to complete in Q2 2021.

The Insurance (Amendment) (No. 2) Ordinance, being the enabling primary legislation providing for the GWS Framework was enacted on 24 July 2020 and will come into operation on 29 March 2021. The relevant subsidiary legislation, including the Insurance (Group Capital) Rules, was tabled before the Legislative Council on 6 January 2021 and will also come into operation on 29 March 2021. The GWS Framework is expected to be effective for Prudential upon designation by the Hong Kong IA in the second quarter of 2021, subject to transitional arrangements.

The US Federal Reserve adopts a new flexible average inflation targeting strategy and introduces new forward guidance on interest rates that delays future increases until the economy reaches maximum employment and inflation rises to 2 per cent and is on track to moderately exceed this level for some time.

US GDP increases by $1.6 trillion over Q3, partially offsetting the decrease of $2.0 trillion in Q2, as consumer spending rebounds strongly. Meanwhile, China's GDP growth improves from 3.2 per cent year-on-year in Q2 to 4.9 per cent in Q3. Growth in all major investment activities return to positive levels, with real growth rising from –1.1 per cent y-o-y in August to 2.4 per cent in September.

Covid-19 cases surge in Q4 across the US and Europe. Towards the end of 2020, major European economies start to reintroduce restrictions on movement and business to various degrees. Amid this increase in infection rates, vaccine approvals and roll-outs begin to take place in the UK and other countries.

Against the backdrop of the US election and positive Covid-19 vaccine news, equity markets continue to rally in November and volatility reaches new post-March lows. Central banks of major economies keep interest rate levels on hold. In Europe, the Pandemic Emergency Purchase Programme resolves to continue bond purchases until June 2021. In the US, a second stimulus package worth $900 billion passed in December.

The US elections take place amid a surge in coronavirus case numbers across the country. After legal challenges from President Trump are denied by the courts and the storming of the US Capitol buildings by protestors, Joe Biden is inaugurated as the 46th US president on 20 January 2021, taking control of both houses of Congress.

On 15 November, at the annual Association of Southeast Asian Nations (ASEAN) Leaders Summit, 15 countries formally sign the Regional Comprehensive Economic Partnership (RCEP) trade deal, making it the world's largest trading bloc. Signatories aim to work through ratification of the deal in 2021. The RCEP comprises all ten ASEAN economies, plus China, Japan, South Korea, Australia and New Zealand.

Moves to ban an opposition party in 2019 trigger anti-establishment protests in Thailand in early 2020. Protest activity peaks in mid-October and spikes again mid-November, with protest leaders threatening to resume demonstrations with increased intensity in early 2021.

In the run-up to the Uganda presidential elections on 14 January 2021, violence breaks out in Kampala with dozens killed in the first few weeks of electoral campaigning.

Q1 2020	Q2 2020	Q3 2020	Q4 2020

The Covid-19 pandemic shuts down much of the world's economy and triggers a sharp recession. Equity markets sell off at an extraordinary speed, volatility spikes, credit spreads widen sharply and interest rates in major markets decrease to new historical lows. Central banks maintain accommodative monetary policies and implement various asset purchase and support programmes to restore confidence in financial markets. Governments deploy massive fiscal stimulus to mitigate the economic fallout and the unprecedented shock on the labour force.	A broad easing of Covid-19 restrictions begins to take place across many countries in the latter half of Q2 and into Q3, including in some countries with high infection rates, with many countries taking steps to mitigate a second wave of infections. Other countries, such as the US and those in Central and South America and South Asia continue to see high daily case numbers.	Volatility in the financial markets remain elevated. Equity markets briefly fall in September, accompanied by a sell-off in US treasuries, although this is short-lived and avoids a collapse of similar levels as seen in March. As credit market conditions stabilise, central banks, including the US Federal Reserve and European Central Bank (ECB), lower the pace of their asset purchases.

A new national security law for Hong Kong is implemented on 30 June 2020. The US response includes enactment of the Hong Kong Autonomy Act which introduces potential sanctions on financial institutions doing significant business with Chinese officials materially contributing to the alleged erosion of Hong Kong's autonomy. Over Q3 and Q4 the US introduces sanctions on a range of individuals and entities in connection to a number of issues.

On 31 July 2020, Carrie Lam postpones the September LegCo elections for one year, citing coronavirus concerns.

In early October, Nigeria is rocked by the outbreak of nationwide demonstrations against police brutality that leaves a reported 56 people dead.

On 23 October, the China's Central Bank, the People's Bank of China, publishes a draft banking law recognising, and providing a regulatory framework for, its planned central bank digital currency, the digital yuan.

On 11 November 2020, China's National People's Congress Standing Committee determines that Hong Kong LegCo members can be disqualified on various grounds including endangering national security, with four members being immediately disqualified. In protest, the remaining 15 member pro-democracy bloc resign en masse.

On 30 December 2020, the EU and China reach an agreement in principle on the Comprehensive Agreement on Investment, which covers market access. Both sides commit to finalising detailed negotiations on the investment protections covered by the Agreement, which will require ratification, within two years.

3.    Managing the risks in implementing our strategy

This section provides an overview of the Group's strategy, the significant risks arising from the delivery of this strategy. The risks outlined below, which are not exhaustive, are discussed in more detail in section 5.

Our strategy	Significant risks arising from the delivery of the strategy

Group-wide Our strategy is to capture the long-term	– Transformation risks around key change programmes, including those related to the Group's digital strategy

structural opportunities for our markets and	– Group-wide regulatory risks

geographies, while operating with discipline	– Information security and data privacy risks

and seeking to enhance our capabilities	– Business disruption and third-party risks

through innovation to deliver high-quality	– Conduct risk

resilient outcomes for our customers.	– Model and data risks

– People and culture

– ESG – commitments and disclosure

Asia	– Financial risks

Serving the protection and investment needs of	– Persistency risk

the growing middle class in Asia.	– Morbidity risk

Africa Providing savings, health and protection solutions to customers in Africa.	As its presence in Africa expands and grows in materiality, the Group will continue to increase its focus on Prudential Africa's most significant risks. A number of significant Group-wide risks detailed above are considered material in the region, and these include:

– Financial crime and security risks, where the focus is on implementation of Group policies and standards;

– Transformation risks, where the focus is on overseeing and managing parallel initiatives while developing local capabilities to meet the demands of a fast-paced transformation agenda; and

– Regulatory risks, where the focus is on active monitoring of the local regulatory landscape and adoption of Group processes in order to meet international regulatory standards.

United States	– Financial risks

Providing asset accumulation and retirement	– Policyholder behaviour risk
income products to US retirees.

4.    Risk governance

a
System of governance

Prudential has in place a system of governance that promotes and embeds a clear ownership of risk, processes that link risk management to business objectives and a proactive Board and senior management providing oversight of risks. Mechanisms and methodologies to review, discuss and communicate risks are in place together with risk policies and standards to enable risks to the Group to be identified, measured and assessed, managed and controlled, monitored and reported.

Material risks are retained selectively when it is considered that there is value in doing so, and where it is consistent with the Group's risk appetite and philosophy towards risk-taking. The Group Risk Framework, which is owned by the Board, details Prudential's risk governance, risk management processes and risk appetite. The Group's risk governance arrangements are based on the 'three lines of defence' model, comprising risk taking and management, risk control and oversight, and independent assurance. The aggregate Group exposure to its key risk drivers is monitored and managed by the Risk, Compliance and Security function, which is responsible for reviewing, assessing, providing oversight and reporting on the Group's risk exposure and solvency position from the Group economic, regulatory and ratings perspectives.

During 2020, the Group has continued to review and update its policies and processes for alignment with the requirements of its Group-wide supervisor. The Group has also focused on development of its Group-wide customer conduct risk framework and policy; its AI ethics principles; and enhancements to its operational resilience.

The following section provides more detail on our risk governance, risk culture and risk management process.

b
Group Risk Framework

  i.      Risk governance and culture

    Prudential's risk governance comprises the Board organisational structures, reporting relationships, delegation of authority, roles and responsibilities, and risk policies that have been established to make decisions and control activities on risk-related matters.

    The risk governance structure is led by the Group Risk Committee, supported by independent non-executive directors on risk committees of the Group's main subsidiaries. The Group Risk Committee reviews and approves changes made to the Group Risk Framework and to relevant policies. It also reviews and approves new risk policies and recommends to the Board any material policies which require Board approval. A number of core risk policies and standards support the Framework to enable risks to the Group to be identified, measured and assessed, managed and controlled, monitored and reported.

    The risk governance arrangements for the Group's major businesses were delayered and strengthened in 2020 with the implementation of direct lines of communication, reporting and oversight of the risk committees of these businesses by the Committee. To support the enactment of these arrangements, the terms of reference for the major business risk committees were aligned and approved locally, and include a standing invitation for the Group Chief Risk and Compliance Officer (CRCO) and the requirement for risk escalations to the Committee.

    Culture is a strategic priority of the Board, which recognises its importance in the way that the Group does business. A Group-wide culture framework is currently being implemented to unify the Group towards its shared purpose of helping people get the most out of life. Components of the framework include principles and values that define how the Group expects business to be conducted in order to achieve its strategic objectives, inform expectations of leadership and guide ESG activities. The culture framework components are intended to be supportive of sound risk management practices by requiring a focus on longer term goals and sustainability, the avoidance of excessive risk taking and highlighting acceptable and unacceptable behaviours. The framework is supported through inclusion of risk considerations in performance management for key individuals; the building of appropriate skills and capabilities in risk management; and by ensuring that employees understand and care about their role in managing risk through open discussions. The Group Risk Committee has a key role in providing advice to the Remuneration Committee on risk management considerations to be applied in respect of executive remuneration.

    Prudential's Group Code of Business Conduct and Group Governance Manual include a series of guiding principles that govern the day-to-day conduct of all its people and any organisations acting on its behalf. This is supported by specific risk-related policies which require that the Group act in a responsible manner. These include, but are not limited to, policies related to financial crime covering anti-money laundering and sanctions and anti-bribery and corruption. The Group's third-party supply policy requires that human rights and modern slavery considerations are embedded across all of its supplier and supply chain arrangements. Embedded procedures to allow individuals to speak out safely and anonymously against unethical behaviour and conduct are also in place.

    ESG is overseen by the Board, which is responsible for determining strategy and prioritisation of key focus areas. In order to provide greater senior executive involvement and holistic oversight of ESG matters material to the Group, in 2020, a Group ESG Committee was established. The Committee, chaired by the Group Chief Financial Officer and Chief Operating Officer in his role as ESG sponsor, was supported by senior functional leaders and representatives from the Group's business units, including the chief investment officers of the Group's asset managers. The Group ESG Committee reported to the Board in 2020 through the Group Nomination & Governance Committee, comprising the Group's Chair, the Senior Independent Director, and the chairs of the Audit, Remuneration and Risk committees and was regularly attended by the Group Chief Executive. The policies and procedures to support how the Group operates in relation to certain ESG topics are included in the Group Governance Manual, which establishes standards for managing ESG issues across the Group and sets out the policies and procedures to support how Prudential operates.

  ii.     The risk management cycle

    Risk identification

    A process is in place to support Group-wide identification of the company's emerging and principal risks and this combines both top-down and bottom-up views of risks at the level of the Group and its business units.

    The Group Own Risk and Solvency Assessment (ORSA) is the ongoing process of identifying, measuring and assessing, managing and controlling, monitoring and reporting the risks to which the business is exposed. It includes an assessment of capital adequacy to ensure that the Group's solvency needs are met at all times. Stress and scenario testing, which includes reverse stress testing requiring the Group to ascertain the point of business model failure, is another tool that helps to identify the key risks and scenarios that may have a material impact on the Group. The risk profile is a key output from the risk identification and risk measurement processes and is used as a basis for setting Group-wide limits, management information, assessment of solvency needs, and determining appropriate stress and scenario testing. The Group's annual set of principal risks is given enhanced management and reporting focus.

    Risk measurement and assessment

    All identified risks are assessed based on an appropriate methodology for that risk. All quantifiable risks, which are material and mitigated by holding capital, are modelled in the Group's internal model, which is used to determine economic capital requirements and is subject to independent validation and processes and controls around model changes and limitations.

    Risk management and control

    The Group's control procedures and systems focus on aligning the levels of risk-taking with the Group's strategy and can only provide reasonable, and not absolute, assurance against material misstatement or loss. Risk management and control requirements are set out in the Group's risk policies and define the Group's risk appetite in respect of material risks and the framework under which the Group's exposure to those risks is limited. The processes to enable Group senior management to effect the measurement and management of the Group material risk profile in a consistent and coherent way, which include the flows of management information required, are also set out in the Group's risk policies. The methods and risk management tools that the Group employs to mitigate each of its major categories of risks are detailed in section 5 below.

    Risk monitoring and reporting

    The identification of the Group's principal risks informs the management information received by the Group Risk Committee and the Board. Risk reporting of key exposures against appetite is also included, as well as ongoing developments in the Group's principal and emerging risks.

  iii.    Risk appetite, limits and triggers

    The Group recognises that interests of its customers and shareholders, and a managed acceptance of risk in pursuit of its strategy, lies at the heart of its business, and that effective risk management capabilities represent a key source of competitive advantage. Qualitative and quantitative expressions of risk appetite are defined and operationalised through risk limits, triggers and indicators. The Risk, Compliance and Security function reviews the scope and operation of these measures at least annually. The Board approves changes to the Group's aggregate risk appetite and the Group Risk Committee has delegated authority to approve changes to the system of limits, triggers and indicators.

    Group risk appetite is defined and monitored in aggregate by the setting of objectives for its liquidity, capital requirements and non-financial risk exposure, covering risks to shareholders, including those from participating and third-party business. Group limits operate within these expressions of risk appetite to constrain material risks, while triggers and indicators provide additional defined points for escalation. The Group Risk Committee is responsible for reviewing the risks inherent in the Group's business plan and for providing the Board with input on the risk/reward trade-offs implicit therein. This review is supported by the Risk and Compliance function, which uses submissions from local business units to calculate the Group's aggregated position relative to Group risk appetite and limits.

    •
    Capital requirements. Limits on capital requirements aim to ensure that the Group maintains sufficient capital in excess of internal economic capital requirements in business-as-usual and stressed conditions, achieves its desired target rating to meet its business objectives, and supervisory intervention is avoided. The two measures currently in use at the Group level are the regulatory local capital summation method (LCSM) capital requirements (both minimum and prescribed levels) and internal economic capital requirements ('ECap'), which under the GWS Framework will be determined by the Group Internal Economic Capital Assessment ('GIECA'). In addition, capital requirements are monitored on local statutory bases.

    •
    Liquidity. The objective of the Group's liquidity risk appetite is to ensure that sufficient cash resources are available to meet financial obligations as they fall due in business-as-usual and stressed scenarios. This is measured using a liquidity coverage ratio (LCR) which considers the sources of liquidity against liquidity requirements under stress scenarios.

    Non-financial risks. The Group is exposed to non-financial risks, including environmental, social and governance risks, as an outcome of its chosen business activities and strategy. It aims to manage these risks effectively to maintain its operational resilience and its commitments to customers and other external stakeholders, and to avoid material adverse impact on its reputation.

5.    The Group's principal risks

Broadly, the risks assumed across the Group can be categorised as those relating to its financial situation; its business and industry; regulatory and legal compliance; and those relating to ESG. Principal risks, whether materialising within the Group or at third parties on which the Group relies, may have a financial impact and could also impact the performance of products or services provided to customers and distributors and the ability to fulfil commitments to customers, giving rise to potential risks to its brand and reputation. These risks, which are not exhaustive, are detailed below. The materiality of these risks, whether material at the level of the Group or its business units, is also indicated. The Group's disclosures covering risk factors are aligned to the same categories and can be found under the Risk Factors section of this document.

In reading the sections below, it is useful to understand that there are some risks that Prudential's policyholders assume by virtue of the nature of their products, and some risks that the Group and its shareholders assume. Examples of the latter include those risks arising from assets held directly by and for the Group or the risk that policyholder funds are exhausted. This report is focused mainly on risks to the shareholder but will include those which arise indirectly through policyholder exposures.

Covid-19 risks and responses

The Group has responded in a number of ways to the risks arising from the coronavirus pandemic; some responses were part of existing risk management processes and procedures, while others have been initiated specifically in response to the pandemic, in particular during the acute phases experienced in Q1 and Q2.

The Group Critical Incident Procedure (GCIP) defines specific governance to be invoked in the event of a critical incident, such as a significant market, liquidity or credit-related event. This includes, where necessary, the convening of a Critical Incident Group (CIG) to oversee, coordinate, and where appropriate, direct any activity during a critical incident. In response to the economic and financial market shocks triggered by the Covid-19 pandemic the Group CRCO invoked the GCIP and convened a series of CIG meetings to provide high-cadence monitoring and management of potential threats to the capital or liquidity position of the Group. Local Incident Management teams were also activated to monitor and manage the tailored response required to support the operations, customers and employees of the Group's businesses.

These risks arising from Covid-19, and the Group's responses to them, are summarised below, with further information provided, where relevant, within the descriptions of the Group's principal risks.

Risk areas	Responses

• Staff safety and well-being	Proactive move to working from home arrangements across jurisdictions, with Local Incident Management teams monitoring country specific developments, undertaking risk assessments and providing regular staff communications and support.

• Customer outcomes are not met, increasing conduct risk	Initiatives and campaigns rolled out across markets, including customer cash benefits, goodwill payments, and extended grace periods for premium payments.

• Disruption to the operations of the Group, and its key partners	Application of the Group and local business continuity plans. Local Incident Management teams activated to monitor, manage and lead a tailored response to ensure continuity of service to existing customers.

• Financial market and liquidity impacts, including to Group and business unit solvency	Invocation of the GCIP and convening of a CIG to monitor and manage threats to the Group's solvency or liquidity position.

• Heightened risk of phishing and social engineering tactics	Group-wide phishing and targeted awareness campaigns. Heightened threat monitoring and review of cyber hygiene controls. Active management of connections to the Group network.

• Sales impacts	Roll-out of virtual face-to-face sales processes in most of the Group's markets with appropriate regulatory engagement, digital product offerings, oversight of incremental conduct and operational risks and ongoing monitoring of the commercial impact to existing sales channels.

• Insurance risks, in particular increased lapses and surrenders resulting from the broader economic effects as well as increased and/or delayed morbidity impacts	Close monitoring by the Group's businesses and targeted management actions where necessary. Covid-19-related claims have not been material to date, but are being closely monitored.

Risks to the Group's financial situation (including those from the external macroeconomic and geopolitical environment)
The global economic and geopolitical environment may impact on the Group directly by affecting trends in financial markets and asset values, as well as driving short-term volatility.
Risks in this category include the market risks to our investments and the credit quality of our investment portfolio as well as liquidity risk.

Global economic and geopolitical conditions

Changes in global economic conditions can impact Prudential directly; for example, by leading to reduced investment returns and fund performance and liquidity, and increasing the cost of promises (guarantees) that have been made to the Group's customers. Changes in economic conditions, such as the abrupt and uncertain longer-term impacts resulting from the Covid-19 crisis, can also have an indirect impact on the Group; for example, leading to a decrease in the propensity for people to save and buy Prudential's products, as well as changing prevailing political attitudes towards regulation.

The geopolitical environment can also impact the Group in a wide range of ways, both directly and indirectly. Financial markets and economic sentiment have been highly susceptible to geopolitical developments in recent years, with implications for the Group's financial situation. We have seen in recent times that geopolitical tensions can result in the imposition of protectionist or restrictive regulatory and trading requirements by governments and regimes. The Covid-19 pandemic has further prompted governments to rethink the current globalised nature of supply chains, while accessibility to vaccine supplies has the potential to contribute to an increase in geopolitical tensions. These factors may have geopolitical and trading implications, the full extent of which may not be clear for a while. Various governments have effected, or may effect, the postponement of elections and other constitutional or legislative processes in response to the pandemic, and the longer-term impact from this increase in constitutional and political uncertainty remains to be seen. The pandemic has had a negative impact on all economies, with increased fiscal burdens, higher levels of borrowing and reduced revenues. These pressures will impact on the business operating environments, for example, through changes to taxation, and are likely to contribute to political pressures for governments.

Responses by the US, UK and other governments to the enactment and application of the national security law in Hong Kong and other constitutional or legislative changes in the territory, which continue to develop, may impact Hong Kong's economy. Being a key market for the Group which also hosts regional and head office functions, this could potentially impact Prudential's sales, operations and product distribution. For internationally active groups which operate across impacted jurisdictions such as Prudential, these government measures and responses add to the complexity of legal and regulatory compliance. Compliance with Prudential's legal or regulatory obligations in one jurisdiction may conflict with the law or policy objectives of another jurisdiction, or may be seen as supporting the law or policy objectives of that jurisdiction over another, creating additional legal, regulatory compliance and reputational risks for the Group. All these factors can increase the operational, business disruption, regulatory and financial market risks to the Group and can directly impact its sales and distribution networks. Developments in Hong Kong and the continuing impacts of the pandemic are being closely monitored by the Group and plans have been enacted to manage the disruption to the business, its employees and its customers within existing business resilience processes. Further information on the Group's business disruption risks are included below.

Macroeconomic and geopolitical risks are considered material at the level of the Group.

Market risks to our investments

(Audited)

This is the potential for reduced value of Prudential's investments resulting from the volatility of asset prices, driven by fluctuations in equity prices, interest rates, foreign exchange rates and property prices. Interest rates in the Group's key markets decreased to historically low levels in Q1 2020, with the stance of central banks making it likely they will remain extremely low for a while. A persistently low interest rate environment poses challenges to both the capital position of life insurers as well as to new business profitability and this is a scenario that the Group is planning for.

The Group has appetite for market risk where it arises from profit-generating insurance activities to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position.

The Group's market risks are managed and mitigated by the following:

  –
  The Group market risk policy;
  –
  The Group Asset Liability Committee – a first-line risk management advisory committee to the Group Chief Executive Officer which supports the identification, assessment and management of key financial risks significant to the achievement of the Group's business objectives;
  –
  Risk appetite statements, limits and triggers;
  –
  Asset and liability management programmes which include management actions such as asset allocation, bonus revisions, repricing and the use of reinsurance where appropriate;
  –
  Hedging derivatives, including equity options and futures, interest rate swaps and swaptions and currency forwards;
  –
  The monitoring and oversight of market risks through the regular reporting of management information; and
  –
  Regular deep dive assessments.

As noted above, in response to the economic and financial market shocks triggered by the Covid-19 pandemic, the Group CRCO invoked the GCIP and convened a series of CIG meetings to provide high-cadence monitoring and management of any potential threats to the capital or liquidity position of the Group.

•
Equity and property investment risk. In Asia, the shareholder exposure to equity price movements results from unit-linked products, where fee income is linked to the market value of the funds under management. Further exposure arises from with-profits businesses where bonuses declared are based broadly on historical and current rates of return from the Asia business's investment portfolios, which include equities.

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

  Basis risk is the inherent risk associated with imperfect hedging and is caused by variables or characteristics that drive differences between the value of an underlying position and the hedge instruments used to offset changes in its value. Within Jackson's variable annuity business, basis risk can arise from differences between the performance of the Separate Account funds in which policyholders choose to invest and that of the instruments used to replicate these funds for hedging and liability modelling purposes, which are primarily linked to the S&P 500 index. This risk exposure is proportionate to the magnitude of liability risk/hedge position which fluctuates with equity and interest rate levels. While the market sell-off in Q1 2020 increased this liability risk/hedge exposure, the subsequent rally in equity markets over 2020 has had a corresponding opposite and positive impact. Jackson continues to actively evaluate the costs and benefits of ways to further mitigate basis risk.

•
Interest rate risk. This is driven by the valuation of Prudential's assets (particularly the bonds that it invests in) and liabilities, which are dependent on market interest rates and expose the Group to the risk of those moving in a way that is detrimental. Some products that Prudential offers are sensitive to movements in interest rates. As part of the ongoing management of this risk, a number of mitigating actions to the in-force business have been taken, as well as repricing and restructuring new business offerings in response to recent relatively low interest rates. Nevertheless, some sensitivity to interest rate movements is still retained. The impact of lower interest rates may also manifest through reduced solvency levels in some of the Group's businesses, impairing their ability to make remittances, as well as reduced new business profitability.

  The Group's appetite for interest rate risk is limited to where assets and liabilities can be tightly matched and where liquid assets or derivatives exist to cover interest rate exposures.

  In Asia, our exposure to interest rate risk arises from the guarantees of some non-unit-linked products with a savings component, including the Hong Kong with-profits and non-profit business. This exposure exists because of the potential for an asset and liability mismatch, where long-dated liabilities and guarantees are backed by short-dated assets, which cannot be eliminated but is monitored and managed through local risk and asset liability management committees against risk appetite aligned with the Group's limit framework.

  Interest rate risk results from the cost of guarantees in the variable annuity and fixed index annuity business, which may increase when interest rates fall. The level of sales of variable annuity products with guaranteed living benefits is actively monitored, and the risk limits we have in place help to ensure we are comfortable with the level of interest rate and market risks incurred as a result. Derivatives are also used to provide some protection. Jackson is also affected by interest rate movements to its fixed annuity book where the assets are primarily invested in bonds and shareholder exposure comes from the mismatch between these assets and the guaranteed rates that are offered to policyholders. As at 1 June 2020, this risk has been substantially transferred as part of the reinsurance transaction with Athene, leaving only a limited exposure from residual policies including those from the blocks acquired externally (ie from the REALIC and John Hancock businesses).

•
Foreign exchange risk. The geographical diversity of Prudential's businesses means that it has some exposure to the risk of foreign exchange rate fluctuations. Some entities within the Group that write policies, invest in assets or enter into other transactions in local currencies or currencies not linked to the US dollar. Although this limits the effect of exchange rate movements on local operating results, it can lead to fluctuations in the Group financial statements when results are reported in US dollars. This risk is accepted within our appetite for foreign exchange risk.

  In cases where a non-US dollar denominated surplus arises in an operation which is to be used to support Group capital, or where a significant cash payment is due from a subsidiary to the Group, this currency exposure may be hedged where it is believed to be economically favourable to do so. Further, the Group generally does not have appetite for significant direct shareholder exposure to foreign exchange risks in currencies outside the countries in which it operates, but it does have some appetite for this on fee income and on equity investments within the with-profits fund. Where foreign exchange risk arises outside appetite, currency swaps and other derivatives are used to manage the exposure.

Liquidity risk

(Audited)

Prudential's liquidity risk arises from the need to have sufficient liquid assets to meet policyholder and third-party payments as they fall due, and the Group considers this under both normal and stressed conditions. It includes the risk arising from funds composed of illiquid assets and results from a mismatch between the liquidity profile of assets and liabilities. Liquidity risk may impact on market conditions and valuation of assets in a more uncertain way than for other risks like interest rate or credit risk. It may arise, for example, where external capital is unavailable at sustainable cost, increased liquid assets are required to be held as collateral under derivative transactions or where redemption requests are made against Prudential's external funds. Liquidity risk is considered material at the level of the Group.

Prudential has no appetite for any business to have insufficient resources to cover its outgoing cash flows, or for the Group as a whole to not meet cash flow requirements from its debt obligations under any plausible scenario.

The Group has significant internal sources of liquidity, which are sufficient to meet all of our expected cash requirements for at least 12 months from the date the financial statements are approved, without having to resort to external sources of funding. The Group has a total of $2.6 billion of undrawn committed facilities that can be made use of, expiring in 2025. Access to further liquidity is available through the debt capital markets and an extensive commercial paper programme is in place, and Prudential has maintained a consistent presence as an issuer in the market for the past decade.

A number of risk management tools are used to manage and mitigate this liquidity risk, including the following:

  –
  The Group's liquidity risk policy;
  –
  Risk appetite statements, limits and triggers;
  –
  Regular assessment by the Group and business units of LCRs which are calculated under both base case and stressed scenarios and are reported to committees and the Board;
  –
  The Group's Liquidity Risk Management Plan, which includes details of the Group Liquidity Risk Framework as well as gap analysis of liquidity risks and the adequacy of available liquidity resources under normal and stressed conditions;
  –
  Regular stress testing;
  –
  Our contingency plans and identified sources of liquidity;
  –
  The Group's ability to access the money and debt capital markets;
  –
  Regular deep dive assessments; and
  –
  The Group's access to external committed credit facilities.

Credit risk

(Audited)

Credit risk is the potential for a reduction in the value of investments which results from the perceived level of risk of an investment issuer being unable to meet its obligations (defaulting). Counterparty risk is a type of credit risk and relates to the risk of the counterparty to any contract we enter into being unable to meet their obligations causing the Group to suffer a loss.

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

The Group has some appetite to take credit risk to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position.

A number of risk management tools are used to manage and mitigate this credit risk, including the following:

  –
  A credit risk policy and dealing and controls policy;
  –
  Risk appetite statements and portfolio-level limits that have been defined on issuers, and counterparties;
  –
  Collateral arrangements for derivative, secured lending reverse repurchase and reinsurance transactions which aim to provide a high level of credit protection;
  –
  The Group Credit Risk Committee's oversight of credit and counterparty credit risk and sector and/or name-specific reviews;
  –
  Regular assessments; and
  –
  Close monitoring or restrictions on investments that may be of concern.

The total debt securities4 at 31 December 2020 were $125.8 billion (31 December 2019: $134.6 billion). Credit risk arises from the debt portfolio in the Asia business comprising the shareholder, with-profit and unit-linked funds, the value of which was $89.6 billion at 31 December 2020. The majority (69 per cent) of the portfolio is in unit-linked and with-profits funds. The remaining 31 per cent of the debt portfolio is held to back the shareholder business.

In the general account of the Group's US business, $36.0 billion of debt securities are held to support shareholder liabilities. The shareholder-backed debt portfolio of the Group's other operations was $0.2 billion as at 31 December 2020. Further details of the composition and quality of our debt portfolio, and exposure to loans, can be found in the IFRS financial statements.

•
Group sovereign debt. Prudential invests in bonds issued by national governments. This sovereign debt holding represented 28 per cent or $18.0 billion1 of the shareholder debt portfolio of the Group as at 31 December 2020 (31 December 2019: 22 per cent or $18.8 billion of the shareholder debt portfolio). The particular risks associated with holding sovereign debt are detailed further in our disclosures on risk factors.

  The exposures held by the shareholder-backed business and with-profits funds in sovereign debt securities at 31 December 2020 are given in note C1 of the Group's IFRS financial statements.

•
Corporate debt portfolio. In the Asia shareholder business, corporate debt exposures totalled $13.9 billion of which $12.4 billion or 89 per cent were investment grade rated. In the US general account, corporate debt exposures amounted to $26.6 billion following the Athene transaction, and the portfolio remains of high credit quality with 97 per cent5 remaining investment grade rated.

•
Bank debt exposure and counterparty credit risk. Prudential's exposure to banks is a key part of its core investment business, as well as being important for the hedging and other activities undertaken to manage its various financial risks. Given the importance of its relationship with its banks, exposure to the sector is considered a material risk for the Group. The exposure to derivative counterparty and reinsurance counterparty credit risk, which includes the recently announced reinsurance agreement with Athene Life Re, is managed using an array of risk management tools, including a comprehensive system of limits. Where appropriate, Prudential reduces its exposure, buys credit protection or uses additional collateral arrangements to manage its levels of counterparty credit risk.

At 31 December 2020:

  –
  92 per cent of the Group's shareholder portfolio (excluding all government and government-related debt) is investment grade rated2. In particular, 52 per cent of the portfolio is rated2 A-and above (or equivalent); and
  –
  The Group's shareholder portfolio is well diversified: no individual sector3 makes up more than 15 per cent of the total portfolio (excluding the financial and sovereign sectors). The exposures held by the shareholder-backed business and with-profits funds in bank debt securities at 31 December 2020 are given in note C1 of the Group's IFRS financial statements.

Risks from the nature of our business and our industry
These include the Group's non-financial risks (including operational and financial crime risk), transformation risks from significant change activity and the insurance risks assumed by the Group in providing its products.

Transformation risk

Prudential has a number of significant change programmes under way to deliver the Group's strategy for growth, improve customer experiences, strengthen its operational resilience and control environment, and meet regulatory and industry requirements. If the Group does not deliver these programmes to defined timelines, scope and cost, this may negatively impact on its operational capability; control environment; reputation; and ability to deliver its strategy and maintain market competitiveness.

Transformation risk remains a material risk for Prudential. The Group's transformation and change programmes inherently give rise to design and execution risks, and may introduce new, or increase existing, business risks and dependencies. Implementing further strategic transformation initiatives may amplify these risks. In order to manage these risks, the Group's Transformation Risk Framework aims to ensure that, for both transformation and strategic initiatives, strong programme governance is in place with embedded risk expertise to achieve ongoing and nimble risk oversight, and regular risk monitoring and reporting to risk committees is delivered.

Prudential's current portfolio of transformation and significant change programmes include the proposed demerger of Jackson from the Group; the expansion of the Group's digital capabilities and use of technology, platforms and analytics; and improvement of business efficiencies through operating model changes (covering data, systems and people). Programmes related to regulatory/industry change such as the transition to the Hong Kong IA's GWS Framework, changes required to effect the discontinuation of inter-bank offered rates (IBORs) in their current form and the implementation of IFRS 17 are also ongoing. See below for further detail on these regulatory changes. The Group is cognisant that the speed of technological change in the business could outpace its ability to anticipate all the unintended consequences that may arise. While the adoption of innovative technologies such as artificial intelligence has opened up new product opportunities and channels, it also exposes the Prudential to potential information security, operational, ethical and conduct risks which, if not managed effectively, could result in customer detriment and reputational damage. The Transformation Risk Framework therefore operates alongside the Group's existing risk policies and frameworks in these areas to ensure appropriate controls and governance are in place to mitigate these risks.

Non-financial risks

In the course of doing business, the Group is exposed to non-financial risks. A combination of the complexity of the Group, its activities and the extent of transformation in progress creates a challenging operating environment. The Group's main non-financial risks are detailed below. These risks are considered to be material at the level of the Group.

•
Operational risk. Prudential defines operational risk as the risk of loss (or unintended gain or profit) arising from inadequate or failed internal processes, personnel or systems, or from external events. This may arise from employee error, model error, system failures, fraud or other events which disrupt business processes or has a detrimental impact to customers. Activities across the scope of our business, including operational activity, regulatory compliance, and those supporting ESG activities more broadly can expose us to operational risks. A large volume of complex transactions is processed by the Group across a number of diverse products and are subject to a high number of varying legal, regulatory and tax regimes. Prudential has no appetite for material losses (direct or indirect) suffered as a result of failing to develop, implement or monitor appropriate controls to manage operational risks.

  The Group's outsourcing and third-party relationships require distinct oversight and risk management processes. A number of important third-party relationships exist which provide the distribution and processing of Prudential's products, both as market counterparties and as outsourcing partners, including new IT and technology partners. In Asia, the Group continues to expand its strategic partnerships and renew bancassurance arrangements, and in Africa Prudential is continuing its expansion through acquisitions. These third-party arrangements support Prudential in providing a high level and cost-effective service to our customers, but they also make us reliant on the operational resilience and performance of our outsourcing partners.

  The Group's requirements for the management of material outsourcing arrangements, which are in accordance with relevant applicable regulations, are included through its well-established Group-wide third-party supply policy. Third-party management is also included and embedded in the Group-wide framework and risk management for operational risk (see below).

  The performance of the Group's core business activities places reliance on the IT infrastructure, provided by our external IT and technology partners, that supports day-to-day transaction processing and administration. This IT environment must also be secure, and an increasing cyber risk threat needs to be addressed as the Group's digital footprint increases and the sophistication of cyber threats continue to evolve—see separate information security risk sub-section below. Exposure to operational and other external events could impact operational resilience by significantly disrupting systems, operations and services to customers, which may result in financial loss, customer impacts and reputational damage. Operational challenges also exist in keeping pace with regulatory changes. This requires implementing processes to ensure we are, and remain, compliant on an ongoing basis, including regular monitoring and reporting.

Group-wide framework and risk management for operational risk

The risks detailed above form key elements of the Group's operational risk profile. A Group-wide operational risk framework is in place to identify, measure and assess, manage and control, monitor and report effectively on all material operational risks across the business. The key components of the framework are:

  –
  Application of a risk and control self-assessment (RCSA) process, where operational risk exposures are identified and assessed as part of a periodical cycle. The RCSA process considers a range of internal and external factors, including an assessment of the control environment, to determine the business's most significant risk exposures on a prospective basis;
  –
  An internal incident management process, which identifies, quantifies and monitors remediation conducted through root cause analysis and application of action plans for risk events that have occurred across the business;
  –
  A scenario analysis process for the quantification of extreme, yet plausible manifestations of key operational risks across the business on a forward-looking basis. This is carried out at least annually and supports external and internal capital requirements as well as informing risk oversight activity across the business; and
  –
  An operational risk appetite framework that articulates the level of operational risk exposure the business is willing to tolerate, covering all operational risk categories, and sets out escalation processes for breaches of appetite.

Outputs from these processes and activities performed by individual business units are monitored by the Risk function, which provides an aggregated view of the risk profile across the business to the Group Risk Committee and Board.

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

  –
  A transformation risk framework that assesses, manages and reports on the end-to-end transformation life cycle, project prioritisation and the risks, interdependencies and possible conflicts arising from a large portfolio of transformation activities;
  –
  Internal and external review of cyber security capability and defences;
  –
  Regular updating and testing of elements of disaster-recovery plans and the Critical Incident Procedure process;
  –
  Group and business unit-level compliance oversight and testing in respect of adherence with in-force regulations;
  –
  Regulatory change teams in place to assist the business in proactively adapting and complying with regulatory developments;
  –
  On financial crime risks (see below), screening and transaction monitoring systems are in place and a programme of compliance control monitoring reviews is undertaken, as well as regular risk assessments;
  –
  A framework is in place for emerging risk identification and analysis in order to capture, monitor and allow us to prepare for operational risks that may crystallise beyond the short-term horizon;
  –
  Corporate insurance programmes to limit the financial impact of operational risks; and
  –
  Reviews of key operational risks and challenges within Group and business unit business plans.

These activities are fundamental in maintaining an effective system of internal control, and as such outputs from these also inform core RCSA, incident management and scenario analysis processes and reporting on operational risk. Furthermore, they also ensure that operational risk considerations are embedded in key business decision-making, including material business approvals and in setting and challenging the Group's strategy.

•
Business disruption risk. Events in 2020 have shown how material business disruption risk is to effective business operations and delivery of business services to policyholders, and the potential impact to our customers and the market more broadly. The Group continuously seeks to develop greater business resilience through planning, preparation, testing and adaption. Business continuity management (BCM) is one of a number of activities undertaken by the Group Security function that helps the Group to protect its key stakeholders and its systems, and business resilience is at the core of the Group's embedded BCM programme. The BCM programme and framework are appropriately linked to all business activities, and includes business impact analyses, risk assessments, incident management plans, disaster recovery plans, and the exercising and execution of these plans. Based on industry standards, the BCM programme is designed to provide business continuity that matches the Group's evolving business needs and is appropriate to the size, complexity and nature of the Group's operations. Prudential is also taking a broader, multi-functional approach to building greater business resilience, working with our external third-party providers and our service delivery teams to improve our ability to withstand, absorb and recover from disruption to our business services, while minimising the impact on our customers. The Group continuously reviews and develops its contingency plans and its ability to respond effectively when disruptive incidents occur, such as those resulting from the Covid-19 pandemic and, prior to this, the Hong Kong protests in 2019. Business disruption risks are closely monitored by the Group Security function, with key operational effectiveness metrics and updates on specific activities being reported to the Group Risk Committee and discussed by cross-functional working groups.

•
Information security risk and data privacy. Information security and data privacy risks remain significant considerations for Prudential. This includes the risk of malicious attack on its systems, network disruption and risks relating to data security, integrity, privacy and misuse. The cyber security threat and criminal capability in this area continues to evolve globally in sophistication and potential significance with an increased level of understanding of complex financial transactions which increases the risks to the financial services industry. The systemic risk of sophisticated but untargeted attacks remains elevated, particularly during times of heightened geopolitical tensions and during the current disruption caused by the Covid-19 pandemic. The scale of the Group's IT infrastructure and network (and the services required to monitor and manage it), stakeholder expectations and high-profile cyber security and data misuse incidents across industries mean that these risks are considered material at the level of the Group.

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

  Developments in data protection requirements, such as the California Consumer Protection Act which came into force on 1 January 2020, continue to evolve worldwide. This increases financial and reputational implications for Prudential in the event of a breach of its (or third-party suppliers') IT systems. As well as protecting data, stakeholders expect companies and organisations to use personal information transparently and appropriately. New and currently unforeseeable regulatory issues may also arise from the increased use of emerging technology, data and digital services. This includes the international transfer of data which, as a global organisation, increases regulatory risks for Prudential. Given this, both information security and data privacy are key risks for the Group. As well as having preventative risk management in place, it is fundamental that the Group has robust critical recovery systems in place in the event of a successful attack on its infrastructure, a breach of its information security or a failure of its systems in order to retain its customer relationships and trusted reputation.

  During 2020, work to operationalise the revised organisational structure and governance model for cyber security management has continued. This change has resulted in a centralised Group-wide Information Security and Privacy function, leveraging skills, tools and resources across the business under a 'centre of excellence' model. This global function is led by the Group Chief Information Security Officer and falls within the scope of the responsibilities of the Group Chief Digital Officer, working closely with the Group Risk and Compliance Function and Group CRCO to ensure appropriate second line oversight. Cyber risk management is also conducted locally within business units with input from business information security officers and with oversight from local risk committees. The Prudential plc Board is briefed at least twice annually on cyber security by the Group CISO and executive training is provided to ensure that members understand the latest regulatory expectations and the threats facing the Group and that they have the means to enable appropriate oversight in this area.

  An updated Group-wide information security policy has been introduced that aligns to over 20 international standards such as ISO 27001/2, MAS, and NIST Cyber Security Framework to ensure full coverage and adoption of best practices. Local policies are also aligned to relevant local regulation or law. Our Group-wide privacy policy was developed in collaboration with industry experts to support a pragmatic approach to the evolving regulatory environment globally and ensure compliance with all applicable laws and regulations. This approach ensures that all our stakeholders have confidence in our approach to information security and risk management.

  These developments have allowed the Group to progress on its cyber security strategy, which for 2020 has four key objectives:

  –
  Automation of key processes to provide near real-time information on cyber security risks, allowing for increased response times scalability of defences to threat vectors across all security disciplines. This also enables improved, and more rapid, decision-making;
  –
  Using technology for the rapid enablement of the Group's businesses, which supports the Group Digital Transformation strategy while meeting the security requirements and expectations;
  –
  Optimisations for efficiency in cyber security and data privacy management. This includes the delivery of centralised services across the Group in areas such as vulnerability management; and
  –
  Continuous identification and implementation of improvements to the people, processes or technology deployed on cyber security and privacy management.

•
Model, user developed application (UDA) and robotics process automation (RPA) risk. There is a risk of adverse consequences arising from erroneous or misinterpreted tools used in core business activities, decision making and reporting. The Group utilises various tools to perform a range of operational functions including the calculation of regulatory or internal capital requirements, the valuation of assets and liabilities, determining hedging requirements, and in acquiring new business using artificial intelligence and digital applications. Many of these tools are an integral part of the information and decision-making framework of Prudential and errors or limitations in these tools, or inappropriate usage, may lead to regulatory breaches, inappropriate decision-making, financial loss, or reputational damage.

  The Group has no appetite for model, UDA and RPA risk arising as a result of failing to develop, implement and monitor appropriate risk mitigation measures.

  Prudential's model, UDA and RPA risk is managed and mitigated using the following:

  –
  The Group's Model, UDA and RPA Risk Policy and relevant Guidelines;
  –
  Annual risk assessment of all tools used for core business activities, decision making and reporting;
  –
  Maintenance of appropriate documentation for tools used;
  –
  Implementation of controls to ensure tools are accurate and appropriately used;
  –
  Tools are subject to rigorous and independent model validation; and
  –
  Regular reporting to the Risk-function to support the measurement and management of the risk.

•
Financial crime risk. As with all financial services firms, Prudential is exposed to risks relating to money laundering (the risk that the products or services of the Group are used by customers or other third parties to transfer or conceal the proceeds of crime); fraud (the risk that fraudulent claims or transactions, or procurement of services, are made against or through the business); sanctions compliance (the risk that the Group undertakes business with individuals and entities on the lists of the main sanctions regimes); and bribery and corruption (the risk that employees or associated persons seek to influence the behaviour of others to obtain an unfair advantage or receive benefits from others for the same purpose).

  Prudential operates in some high-risk countries where, for example, the acceptance of cash premiums from customers may be common practice, large-scale agency networks may be in operation where sales are incentivised by commission and fees, where there is a higher concentration of exposure to politically-exposed persons, or which otherwise have higher geopolitical risk exposure.

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

The principal drivers of the Group's insurance risk vary across its business units. Across Asia, where a significant volume of health and protection business is written, the most significant insurance risks are persistency risk, morbidity risk and medical inflation risk. In Jackson, policyholder behaviour risk is particularly material, especially in the take up of options and guarantees on variable annuity business which impacts profitability and is influenced by market performance and the value of policy guarantees.

The Group has appetite for retaining insurance risks in the areas where it believes it has expertise and operational controls to manage the risk and where it judges it to be more value-creating to do so rather than transferring the risk, and only to the extent that these risks remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position.

The impact of Covid-19 to economic activity and employment levels across the Group's markets has the potential to elevate the incidence of claims, lapses, or surrenders of policies, and some policyholders may choose to defer or stop paying insurance premiums or reduce deposits into retirement plans. In particular extended restrictions on movement could affect product persistency in the Group's Asia business. The pandemic may also result in elevated claims and policy lapses or surrenders in a less direct way, and with some delay in time before being felt by the Group, due to factors such as policyholders deferring medical treatment during the pandemic, or policyholders lapsing or surrendering their policies on the expiry of grace periods for premium payments provided by the Group's businesses. While these impacts to the business have not been material to date, they are being closely monitored by the Group's businesses with targeted management actions being implemented where necessary, which includes additional Incurred But Not Reported (IBNR) claims reserves in some markets where deferrals in non-acute medical treatments due to movement restrictions have been observed.

The Group's persistency assumptions reflect similarly a combination of recent past experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. Any expected change in future persistency is also reflected in the assumptions. Persistency risk is managed by appropriate training and sales processes (including active customer engagement and service quality) and managed locally post-sale through regular experience monitoring and the identification of common characteristics of business with high lapse rates. Where appropriate, allowance is made for the relationship (either assumed or observed historically) between persistency and investment returns and any additional risk is accounted for. Modelling this dynamic policyholder behaviour is particularly important when assessing the likely take-up rate of options embedded within certain products. The effect of persistency on the Group's financial results can vary but depends mostly on product design and market conditions.

In Asia, Prudential writes significant volumes of health and protection business and so a key assumption is the rate of medical inflation, which is often in excess of general price inflation. There is a risk that the expenses of medical treatment increase more than expected, so the medical claim cost passed on to Prudential is higher than anticipated. Medical expense inflation risk is best mitigated by retaining the right to reprice our products each year and by having suitable overall claims limits within our policies, either limits per type of claim or in total across a policy, annually and/or over the policy lifetime. Prudential's morbidity risk is mitigated by appropriate underwriting when policies are issued and claims are received. Our morbidity assumptions reflect our recent experience and expectation of future trends for each relevant line of business.

Prudential's insurance risks are managed and mitigated using the following:

  –
  The Group's insurance, product and underwriting risk policies;
  –
  The risk appetite statements, limits and triggers;
  –
  Using persistency, morbidity and longevity assumptions that reflect recent experience and expectation of future trends, and industry data and expert judgement where appropriate;
  –
  Using reinsurance to mitigate mortality and morbidity risks;
  –
  Ensuring appropriate medical underwriting when policies are issued and appropriate claims management practices when claims are received in order to mitigate morbidity risk;
  –
  Maintaining the quality of sales processes, training and using initiatives to increase customer retention in order to mitigate persistency risk;
  –
  Using product repricing and other claims management initiatives in order to mitigate medical expense inflation risk; and
  –
  Regular deep dive assessments.

Conduct risk

Prudential's conduct of business, especially the design and distribution of its products, is crucial in ensuring that the Group's commitment to meeting customers' needs and expectations are met. The Group's conduct risk framework, owned by the Group Chief Executive, was further developed in 2020 and reflects management's focus on customer outcomes.

Factors that may increase conduct risks can be found throughout the product life cycle, from the complexity of the Group's products, to its diverse distribution channels, including virtual face-to-face sales and sales via online digital platforms. In alignment with the Group's purpose of helping people get the most out of life, Prudential strives towards making health and protection coverage affordable and accessible to all. Through the Pulse by Prudential app, there is increased focused on making insurance more inclusive to underserved segments of society, through bite-size low cost digital products and services. Through this transition, Prudential must continue to ensure the quality of its ongoing servicing of all its customers. Prudential mitigates conduct risk with robust controls, which are identified and assessed through the Group's conduct risk assessment framework, regularly tested within its monitoring programmes, and overseen within reporting to its Boards and Committees.

Management of Prudential's conduct risk is key to the Group's strategy. Prudential's conduct risks are managed and mitigated using the following:

  –
  The Group's code of business conduct and conduct standards, product and underwriting risk policies and other related policies;
  –
  Ensuring the quality of sales and marketing material via robust review and sign off procedures;
  –
  Ensuring sales practices meet commitments to customers and regulators via the use of well-designed monitoring programmes relevant to the type of business (insurance or asset management), distribution channel (agency, bancassurance, or digital) and ecosystem;
  –
  Ensuring sales processes are designed to meet commitments to customers and regulators and that they are operating effectively via robust assurance programmes both pre and post implementation;
  –
  Maintaining the quality of sales processes and training, and using other initiatives such as special requirements for vulnerable customers, to improve customer outcomes;
  –
  Proper claims management and complaint handling practices;
  –
  Regular deep dive assessments on, and monitoring of, conduct risks; and
  –
  Conduct Risk Assessments.

Risks related to regulatory and legal compliance
These include risks associated with prospective regulatory and legal changes and compliance with existing regulations and laws – including their retrospective application – with which the Group must comply with in the conduct of its business.

Prudential operates under the ever-evolving requirements set out by diverse regulatory, legal and tax regimes which may impact Prudential's business or the way in which it is conducted. This covers a broad range of risks including changes in government policy and legislation, capital control measures, and new regulations at either national or international level. In addition to the risks arising from regulatory change, the breadth of local and Group-wide regulatory arrangements presents the risk that regulatory requirements are not fully met, resulting in specific regulator interventions or actions including retrospective interpretation of standards by regulators which may result in regulatory censure or significant additional costs to the business. Furthermore, as the industry's use of emerging technological tools and digital services increases, this is likely to lead to new and unforeseen regulatory issues and the Group is monitoring the regulatory developments and standards emerging around the governance and ethical use of technology and data.

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

Further information on specific areas of regulatory and supervisory requirements and changes are included below.

•
Group-wide supervision. From 21 October 2019, Prudential's Group-wide supervisor changed to the Hong Kong IA. As a result, the Group currently applies the local capital summation method (LCSM) to determine Group regulatory capital requirements (both minimum and prescribed levels). The primary legislation was enacted in July 2020 and will come into operation on 29 March 2021. The relevant subsidiary legislation, including the Insurance (Group Capital) Rules, was tabled before the Legislative Council on 6 January 2021 and will also come into operation on 29 March 2021. This will be supported by further guidance material to be released by the Hong Kong IA. Prior to the GWS Framework becoming effective for the Group, which is expected in the second quarter of 2021 upon designation by the Hong Kong IA, Prudential remains subject to the Regulatory Letter signed with the Hong Kong IA. The letter outlines the interim supervision arrangements from October 2019 when it became the group-wide supervisor of the Group.

•
Global regulatory developments and systemic risk regulation. Efforts to curb systemic risk and promote financial stability are also under way. At the international level, the Financial Stability Board (FSB) continues to develop recommendations for the asset management and insurance sectors, including ongoing assessment of systemic risk measures. The International Association of Insurance Supervisors (IAIS) has continued its focus on the following key developments.

  In November 2019 the IAIS adopted the Common Framework (ComFrame) which establishes supervisory standards and guidance focusing on the effective group-wide supervision of Internationally Active Insurance Groups (IAIGs). Prudential was included in the first register of IAIGs released by the IAIS on 1 July 2020 and was designated an IAIG by the Hong Kong IA following an assessment against the established criteria in ComFrame.

  The IAIS has also been developing the ICS (Insurance Capital Standard) as part of ComFrame. The implementation of ICS will be conducted in two phases: a five-year monitoring phase followed by an implementation phase. The Aggregation Method is one of the alternatives being considered to the default approach undertaken for the ICS during the monitoring period and the related proposals are being led by the National Association of Insurance Commissioners (NAIC). Alongside the current ICS developments, the

  NAIC is also developing its Group Capital Calculation (GCC) for the supervision of insurance groups in the US. The GCC is intended to be a risk-based capital (RBC) aggregation methodology. In developing the GCC, the NAIC will also consider Group capital developments by the US Federal Reserve Board, which will inform the US regulatory association in its construction of a US group capital calculation.

  In November 2019 the FSB endorsed a new Holistic Framework (HF), intended for the assessment and mitigation of systemic risk in the insurance sector, for implementation by the IAIS in 2020 and has suspended G-SII designations until completion of a review to be undertaken in 2022. Many of the previous G-SII measures have already been adopted into the Insurance Core Principles (ICPs) and ComFrame. As an IAIG, Prudential is expected to be subject to these measures. The HF also includes a monitoring element for the identification of a build-up of systemic risk and to enable supervisors to take action where appropriate. As a result of the Covid-19 pandemic, this monitoring requirement was replaced with a Covid-19-focused exercise for 2020, with annual monitoring expected to recommence in 2021. In November 2020 the IAIS launched a public consultation on phase 1 of a proposed liquidity metric to be used as an ancillary indicator in the monitoring of the build-up of systemic risk. This followed a more general consultation on liquidity metrics earlier in 2020. Consultations on a phase 2 liquidity metric, as well as on macroeconomic elements of the HF, are expected to follow. The FSB published its 2020 Resolution Report in November 2020, highlighting intra-group connectedness and funding in resolution as key areas of attention for its work on resolution planning. Resolution regimes will continue to be a near term focus in the FSB's financial stability work, potentially being a key tool in informing decisions around the reformed G-SII designation in 2022.

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

  In Asia, regulatory regimes are developing at different speeds, driven by a combination of global factors and local considerations. New local capital rules and requirements could be introduced in these and other regulatory regimes that challenge legal or ownership structures, or current sales practices, or could be applied to sales made prior to their introduction retrospectively, which have a negative impact on Prudential's business and reported results.

•
IFRS 17. In May 2017, the International Accounting Standards Board (IASB) published its replacement standard on insurance accounting IFRS 17, 'Insurance Contracts'. Some targeted amendments to this standard, including to the effective date, were issued in June 2020. IFRS 17, 'Insurance Contracts', as amended, will introduce fundamental changes to the IFRS-based reporting of insurance entities that prepare accounts according to IFRS from 2023. IFRS 17 is expected to, among other things, include altering the timing of IFRS profit recognition, and the implementation of the standard is likely to require changes to the Group's IT, actuarial and finance systems. The Group is reviewing the complex requirements of this standard and considering its potential impact.

•
Inter-bank offered rate reforms. In July 2014, the Financial Stability Board (FSB) announced widespread reforms to address the integrity and reliability of IBORs. The discontinuation of IBORs in their current form and their replacement with alternative risk-free reference rates such as the Sterling Overnight Index Average (SONIA) benchmark in the UK and the Secured Overnight Financing Rate (SOFR) in the US could, among other things, impact the Group through an adverse effect on the value of Prudential's assets and liabilities which are linked to, or which reference IBORs, a reduction in market liquidity during any period of transition and increased legal and conduct risks to the Group arising from changes required to documentation and its related obligations to its stakeholders.

  Risk management and mitigation of regulatory risk at Prudential includes the following:

  –
  Risk assessment of the Business Plan which includes consideration of current strategies;
  –
  Close monitoring and assessment of our business environment and strategic risks;
  –
  The consideration of risk themes in strategic decisions;
  –
  Ongoing engagement with national regulators, government policy teams and international standard setters; and
  –
  Compliance oversight to ensure adherence with in-force regulations and management of new regulatory developments.

The Group's ESG-related risks
These include environmental risks associated with climate change (including physical and transition risks), social risks arising from diverse stakeholder commitments and expectations and governance-related risks.

The purpose of a business and the way in which it operates in achieving its objectives, including in relation to ESG-related matters, are an increasingly material consideration for key stakeholders in achieving their own objectives and aims. ESG-related risks may directly or indirectly impact Prudential's business and the achievement of its strategy and consequently those of its key stakeholders, which range from customers, institutional investors, employees and suppliers, to policymakers, regulators, industry organisations and local communities, all of whom have expectations, concerns and aims which may differ. Material risks associated with key ESG themes may adversely impact the reputation and brand of the Group, its ability to attract and retain customers and staff, its ability to deliver on its long-term strategy and therefore the results of its operations and long-term financial success.

The Prudential ESG Strategic Framework, developed in 2020, focuses on giving people greater access to good health and financial security, responsible stewardship in managing the human impact of climate change and building human and social capital with its broad range of stakeholders. Prudential seeks to ESG-related risks to its strategy and their negative implications to stakeholder through a transparent and consistent implementation of this strategy in its key markets and across operational, underwriting and investment activities. The strategy is enabled by strong internal governance, sound business practices and a responsible investment approach, both as an asset owner and asset manager.

(a)
Environmental risks

  Prudential's strategic ESG focus on stewarding the human impacts of climate change recognises that environmental concerns, notably those associated with climate change, may pose significant risks to Prudential, its customers and other stakeholders. Prudential's investment horizons are long term and it is therefore exposed to the potential long-term impact of climate change risks, which include the financial and non-financial impact of transition, physical and litigation risks. A failure to understand, manage and provide greater transparency of its exposure to these climate-related risks may have increasing adverse implications for Prudential and its stakeholders.

  The global transition to a lower carbon economy may have an adverse impact on investment valuations as the financial assets of carbon-intensive companies re-price, and this could result in some asset sectors facing significantly higher costs and a reduction in demand for their products and services. The speed of this transition, and the extent to which it is orderly and managed, will be influenced by factors such as public policy, technology and changes in market or investor sentiment. This climate-related transition risk may adversely impact the valuation of investments held by the Group, and the potential broader economic impact may affect customer demand for the Group's products. Prudential's stakeholders increasingly expect and/or rely on the Group to support an orderly transition based on an understanding of relevant country and company-level plans and which takes into consideration the impact on the economies, businesses and customers in the markets in which it operates and invests. Understanding and appropriately reacting to transition risk requires sufficient and reliable data on carbon exposure and transition plans for the assets in which the Group invests. The direct physical impacts of climate change, driven by both specific short-term climate-related events such as natural disasters and longer-term changes to climate and the natural environment, will increasingly influence the longevity, mortality and morbidity risk assessments for the Group's life insurance product underwriting and offerings and their associated claims profiles. Climate-driven events in countries in which Prudential or its key third parties operate could impact the Group's operational resilience and its customers.

(b)
Social risks

  Social risks that could impact Prudential may arise from a failure to consider the rights, diversity, well-being, and interests of people and communities in which the Group or its third parties operate. These risks are increased as Prudential operates in multiple jurisdictions with distinct local cultures and considerations. As an employer, the Group aims to attract, retain and develop highly-skilled staff, which relies on having in place responsible working practices and recognising the benefits of diversity and promoting a culture of inclusion. The Group's reputation extends to its supply chains, which may be exposed to factors such as poor labour standards and abuses of human rights by third parties. Emerging population risks associated with public health trends (such as an increase in obesity) and demographic changes (such as population urbanisation and ageing) may affect customer lifestyles and therefore may impact claims against the Group's insurance product offerings. As a provider of insurance and investment services the Group is committed to playing a greater role in preventing and postponing illness in order to protect its customers as well as making health and financial security accessible through an increased focused on digital innovation, technologies and distribution methods for a broadening range of products and services. As a result, Prudential has access to customer personal data, including data related to personal health, and an increasing ability to analyse and interpret this data through the use of complex tools, machine learning and artificial intelligence technologies. The Group therefore actively manages the regulatory, ethical and reputational risks associated with actual or perceived customer data misuse or security breaches. These risks are explained above. The increasing digitalisation of products, services and processes may also result in new and unforeseen regulatory requirements and stakeholder expectations which Prudential monitors for, as well as ensuring support for its customers through this transformation.

(c)
Governance risks

  Maintaining high standards of corporate governance is crucial for the Group and its customers, staff and employees, reducing the risk of poor decision-making and a lack of oversight of its key risks. Poor governance may arise where key governance committees have insufficient independence, a lack of diversity, skills or experience in their members, or unclear (or insufficient) oversight responsibilities and mandates. Inadequate oversight over remuneration increases the risk of poor senior management behaviours. Prudential operates across multiple jurisdictions and has a group and subsidiary governance structure which may add further complexity to these considerations. Participation in joint ventures or partnerships where Prudential does not have direct overall control and the use of third party suppliers increases the potential for reputational risks arising from poor governance.

Risk management and mitigation of ESG risks at Prudential include the following:

  –
  The Group's ESG Strategic Framework focused on strategic differentiators and enablers;
  –
  The Group Code of Business Conduct and Group Governance Manual including ESG linked policies;
  –
  ESG risk identification including through emerging risk processes;
  –
  Deep dives into ESG themes including climate-related risks; and
  –
  Integrating ESG considerations into investment processes

Notes

1
Excluding assets held to cover linked liabilities and those of the consolidated investment funds.
2
Based on middle rating from Standard & Poor's, Moody's and Fitch. If unavailable, NAIC and other external ratings and then internal ratings have been used.
3
Source of segmentation: Bloomberg Sector, Bloomberg Group and Merrill Lynch. Anything that cannot be identified from the three sources noted is classified as other.
4
From half year 2020, to align more closely with the internal risk management analysis, the Group altered the compilation of its credit ratings analysis to use the middle of the Standard & Poor's, Moody's and Fitch ratings, where available. Where ratings are not available from these rating agencies, NAIC ratings (for the US), local external rating agencies' ratings and lastly internal ratings have been used. Securities with none of the ratings listed above are classified as unrated and included under the 'below BBB- and unrated' category. The total securities (excluding sovereign debt) that were unrated at 31 December 2020 were $780 million (31 December 2019: $648 million). Previously, Standard & Poor's ratings were used where available and if not, Moody's and then Fitch were used as alternatives.
5
Excluding assets in consolidated funds financed largely by external third-party (non-recourse) borrowings, for which the Group's exposure is limited to the investment held by Jackson. Including these assets, the US corporate debt portfolio is 93 per cent investment grade.

SUPERVISION AND REGULATION OF PRUDENTIAL

Prudential's principal insurance and investment operations are in Asia and the US, with a smaller base in Africa. Accordingly, our operations are subject to applicable Asia, US and Africa insurance and other financial services regulations which are discussed below.

Group Supervision

Prudential's individual insurance and asset management businesses are supervised at a local entity level and local statutory capital requirements apply. For more detailed information on the framework of local capital requirements, see note C10 of the consolidated financial statements. The Hong Kong Insurance Authority (Hong Kong IA) is the Group-wide supervisor for Prudential plc. The Hong Kong IA has developed a new Group-wide Supervision (GWS) Framework for multinational insurance groups under its supervision. The GWS Framework is expected to be effective for Prudential upon designation by the Hong Kong IA in the second quarter of 2021, subject to transitional arrangements. The primary legislation was enacted in July 2020 and will come into operation on 29 March 2021. The framework is based on a principle-based and outcome-focused approach, and allows the Hong Kong IA to exercise direct regulatory powers over the designated holding companies of multinational insurance groups.

In agreement with the Hong Kong IA, the Group currently applies the local capital summation method (LCSM) to determine Group regulatory capital requirements (both minimum and prescribed levels) until the GWS Framework is effective. Further information is provided in the 'Explanation of Performance and Other Financial Measures' section and in note I(i) of Additional unaudited financial information.

Global regulatory developments and trends

Efforts to curb systemic risk and promote financial stability continue to be developed. In 2019, the IAIS adopted the Common Framework (ComFrame) for the group-wide supervision of Internationally Active Insurance Groups (IAIGs). The Holistic Framework for Systemic Risk in the Insurance Sector, endorsed by the FSB in 2019 and implemented by the IAIS in 2020, includes enhanced supervisory policy measures and a monitoring element for monitoring risks and trends in the global insurance sector and assessing the possible build-up of systemic risk. In 2020, this monitoring requirement was temporarily replaced with a COVID-19-focused exercise on the global insurance sector's solvency, profitability, liquidity, assets and liabilities. The annual monitoring element will recommence in 2021. The IAIS has also been developing the ICS (Insurance Capital Standard) as part of ComFrame.

In conduct regulation, there is continual focus at the international level and across jurisdictions on market policies, fairness, sustainable finance and responsible investment, culture and behaviour. Conduct regulators are also putting growing emphasis on the economic consequences that poor value products and services have on consumers. In Asia, distribution and product suitability linked to innovation continues to set the pace of conduct regulatory change. Prudential plc falls under scope of these conduct regulations and remains committed to meeting customer needs and expectations and ensuring regulatory changes are appropriately implemented.

Climate Change

Regulatory and legislative developments are increasingly including references to climate-related risks and incorporating reporting recommendations, such as those outlined in the Task Force on Climate-related Financial Disclosure (TCFD) framework. The TCFD framework provides voluntary guidance to enable more effective disclosures by businesses about their potential exposure to climate-related financial risks and opportunities. The Group's focus is on continuing to strengthen its governance, oversight and risk management of climate-related risks, and further developing its strategic approach to managing the climate impact of the Group's business activities.

LIBOR

In July 2014, the Financial Stability Board (FSB) announced widespread reforms to address the integrity and reliability of IBORs. Further, on 5 March 2021, the FCA announced final cessation dates for all LIBOR rates, with most US dollar LIBOR rates ceasing on 30 June 2023 and all other rates ceasing on 31 December 2021. The market has identified alternative reference rates, including Secured Overnight Financing Rate (SOFR) for USD LIBOR and Sterling Overnight Index Average (SONIA) for GBP LIBOR. Many of Prudential's assets and liabilities reference, or are linked to, LIBOR and extend past the expected transition date. A Group-wide program is in place to provide oversight and ensure appropriate resources are deployed during the transition period. The Group's US operations have established a LIBOR Discontinuation Steering Committee to provide strategic direction regarding the impact of the LIBOR transition. The review of legal documentation is underway to identify the transition mechanisms by which the reference rates in existing contracts or instruments may be amended through market-wide protocols, fallback contractual provisions, bespoke negotiations, amendments or otherwise. Similarly, the Group's Asia operations have established a working group to ensure an orderly transition for LIBOR-linked asset holdings, although exposure in the Asia businesses is of low materiality. The effect of the LIBOR transition remains uncertain. The LIBOR Discontinuation Steering Committee continues to monitor the market liquidity of the instruments referencing the new alterative rates, noting the effectiveness of certain hedging transactions and increased illiquidity and volatility in markets that currently rely on LIBOR could adversely impact Prudential's asset and liability values.

Financial crime

In the markets in which it operates, Prudential is subject to regulatory requirements and obligations with respect to financial crime including anti-money laundering and sanctions compliance, which may either impose obligations on the Group to act in a certain manner or restrict the way that it can act in respect of specified individuals, organisations, businesses and/or governments. The Group has appropriate systems and controls to mitigate financial crime risks, including sanctions and anti-bribery and corruption, and it examines these on an ongoing basis as part of its proactive supervision agenda.

Data Privacy

Following the implementation of General Data Protection Regulation (GDPR) and subsequent demerger of M&G plc, a key focus in 2020 was driving consistency of approach in the management of data privacy activities in order to embed high standards across the Group and ensure compliance with the Group Privacy Policy. This was supported by the roll-out of a global privacy management platform to assist with data protection activities and to automate administrative tasks where possible. Activities also took place in 2020 to enhance and embed processes that were implemented as part of compliance efforts with the California Consumer Privacy Act.

Prudential's Group Privacy Office continues to maintain oversight of data protection and privacy compliance. The Office works with all functions in the UK and businesses across Asia, Africa and the US to support and advise on ongoing privacy compliance as well as to provide a point of escalation for resolving issues. Privacy is integrated within the Group-wide Information Security & Privacy team, which reports to the Group Chief Information Security Officer, giving coverage of each region and the different countries in which Prudential operates.

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

Disclosure obligations under the US Securities Exchange Act and in particular under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012

Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, which added Section 13(r) of the Securities Exchange Act of 1934, Prudential is required to disclose certain activities and those of its affiliates related to Iran and to persons sanctioned by the US under programs relating to terrorism, proliferation of weapons of mass destruction and trading with North Korea that have occurred in the twelve-month period covered by this report.

Prudential's non-US affiliates have engaged in transactions with four persons sanctioned by the Office of Foreign Assets Control (OFAC) of the US Department of Treasury in relation to Iran, terrorism, proliferation of weapons of mass destruction and trading with North Korea. These transactions were entered into in compliance with laws and regulations applicable to the relevant affiliates.

The first individual, designated pursuant to US Executive Order 13224, took out a takaful certificate (a Shariah compliant life policy) with Prudential's Malaysian insurance subsidiary in October 2011 and was identified in March 2012 through periodic customer screening. Total premiums of RM 7,500 (US$1,852) were received in 2020. The matter was reported to the Malaysian government regulatory authority, the Bank Negara Malaysia Financial Intelligence Unit. Currently, the policy is frozen with no top-up, withdrawal or claims permitted, although regular premium payment is still allowed in Malaysian Ringgit. The policy is in force, with no claims submitted or any outward payments made to date.

The second individual, also designated pursuant to US Executive Order 13224, is a beneficiary of three life insurance policies in his wife's name, the first taken out in December 2010 and two others taken out in November 2011 with Prudential's Indonesian insurance subsidiary. The annual premium of the three life insurance policies is IDR 6,000,000 (US$426), IDR 12,000,000 (US$852) and IDR 12,000,000 (US$852), respectively. The matter was notified to the Indonesian governmental sanctions authority, the Pusat Pelaporan Dan Analisis Transaksi Keuangan. All three policies remain in force and annual premiums are being funded by the policies' cash value. As such, there have been no premiums received and there have also been no claims or other outward payments in 2020.

The third individual, designated on 30 August 2019 pursuant to US Executive Order 13810, took out four medical and critical illness policies between November 2012 and February 2015 with Prudential's Taiwan insurance subsidiary. The annual premiums of the four policies are NT$20,856 (US$744), NT$22,956 (US$819), NT$12,048 (US$430) and NT$19,512 (US$696) respectively. The matter was identified during periodic customer screening in September 2019 and reported to the Taiwan Anti-Money Laundering Division of the Ministry of Justice's Investigation Bureau. All policies are in force but frozen with no withdrawal or claims permitted, regular premiums are still being received in New Taiwan Dollars in accordance with the policy terms and conditions. There have been no claims or other outward payments since the policies were purchased.

The fourth individual, designated on 16 December 2020 pursuant to US Executive Order 13846, took out one endowment policy in March 2014 and is the life assured of an investment-linked policy taken out by his wife in November 2018 with Prudential's Vietnam insurance subsidiary. The matter was discovered during periodic customer screening in December 2020. Both policies are denominated in Vietnam Dong and the annual premiums are VND 25,800,000 (US$1,109) and VND 129,890,000 (US$5,585) respectively. The matter was reported to Vietnam government regulatory authority, the State Bank of Vietnam. Premium of the endowment policy has been overdue since November 2020 and is being funded by the policy's cash value. Both policies remain in force, with no claims submitted or any outward payments made to date.

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

The regulatory environment continues to evolve in Asia, where economies in the region are in various phases of maturity. In general (although there are exceptions), regulators in developing economies continue to build the regulatory framework relevant to their level of economic development. Increasing regulatory developments in the region will continue to affect Prudential's Asia businesses.

A central issue for all regulators in 2020 was to ensure the financial and operational resilience of the insurance industry and the protection of consumers and policyholders of insurance products amid the COVID-19 pandemic. Efforts were made and new regulations and guidelines were issued to assist and require the industry to (i) assess, monitor and manage insurance and financial risks, including capital and solvency, (ii) introduce new coverages and services applicable for the risks specific to the crisis, (iii) launch/enhance new/existing sales and servicing platform with corresponding controls, while maintaining capability of meeting all regulatory requirements including ongoing filings.

Apart from the COVID-19 related issues, conduct of business and consumer protection continue to be a key priority for regulators in Asia. The focus continues to be on product design, commission structure, marketing literature, sales processes and various distribution business models.

Significant additional details of the regulatory regimes, to which Prudential's Asia insurance operations are subject, are discussed below:

Hong Kong

Prudential currently operates two subsidiaries in Hong Kong for life (Prudential Hong Kong Limited (PHKL)) and general (Prudential General Insurance Hong Kong Limited (PGHK)) insurance businesses, with both entities now fully under the regulatory regime of the Hong Kong IA. The HKIA has put in place comprehensive regulatory Guidelines (GL) covering all aspects of the insurance lifecycle, from product design to post-sale controls, to ensure customers' expectations are met. Major efforts were made by PHKL in 2020 to implement requirements introduced from key conduct-related GLs introduced in 2019, with full implementation expected to be completed by the deadline in Q1 2021.

The HKIA took over the regulatory regime for direct supervision of intermediaries and enforcement in late 2020. A sizable enforcement team was established to review complaints and allegations referred from all sources. The regulator's current and upcoming focus of its supervisory process will be on agency administration, controls for unlicensed sales in Mainland China, handling of premium by agents and claims handling. Routine visits will also be made by the supervision team (Long Term Business) to PHKL.

Apart from the above, the sale of mandatory pensions by agents is regulated by the Mandatory Provident Fund (MPF) Schemes Authority which supervises the MPF intermediaries. Investment-linked insurance and voluntary health insurance schemes manufactured by local insurers are also required to obtain approvals respectively from the Securities and Futures Commission and the Food and Health Bureau, before launching of such businesses.

Singapore

Prudential Assurance Company Singapore (Pte.) Limited (PACS) is registered by the Monetary Authority of Singapore (the MAS) to design and sell both life and accident and health insurance products pursuant to the Insurance Act and Financial Advisers Act.

Under the Insurance Act, the MAS is responsible for insurance regulation and supervision of insurance companies. The MAS has detailed regulatory frameworks to govern insurance companies and the distribution of insurance products in Singapore. MAS regulations cover, inter alia, product development, pricing and management of insurance products, market conduct standards, investments undertaken, public disclosure requirements, reinsurance management, maximum representatives tier structure, loans and advances and product disclosure. The MAS also issues directions and regulations for the prevention of money laundering and to counter financing terrorism. This is in addition to the general AML law under which suspicious transactions must also be notified to the Commercial Affairs Department, an enforcement agency of the Singapore Police Force.

The Financial Adviser Act gives the MAS the authority to regulate and supervise all financial advisory activities conducted by insurance companies. The MAS regulation covers, among other things, the appointment and training of representatives, disciplinary action, mandatory disclosure to clients, sales and recommendations process on investment products, replacement (switching) of investment products and fair dealings with customers. Mandatory disclosure to clients covers both product information and basic data about the representatives and the firm.

The MAS published in September 2020 the Guidelines on Individual Accountability & Conduct ("IAC Guidelines") as part of its efforts to promote a culture of trust, accountability and ethical behaviour in the financial industry. The IAC Guidelines focus on measures Financial Institutions should put in place to promote individual accountability of senior managers, strengthen oversight over material risk personnel, and reinforce standards of proper conduct among all employees.

The MAS also published in December 2020 the Guidelines on Environmental Risk Management (Insurers) with the aim to enhance the insurance sector's resilience to and management of environmental risk through setting out sound risk management practices in the areas of (i) Governance and strategy, (ii) Risk Management, (iii) Underwriting; (iv) Investment; and (v) Disclosure. Key requirements include ensuring the board of directors and senior management play critical roles in incorporating the environmental considerations into the risk appetite, strategy and relevant business plans as well as maintaining oversight of the environmental risk management to ensure resilience in different environmental scenarios.

Indonesia

PT. Prudential Life Assurance (PLA) is authorised to carry out long-term insurance business in Indonesia. Prudential's operations in Indonesia are authorised to distribute life insurance products based on either conventional or Shariah principles, through agency, bancassurance (including direct marketing) and other alternate distribution channels.

The financial regulatory regime in Indonesia operates on a 'twin peaks' model with the OJK responsible for microprudential supervision and Bank Indonesia retaining its macroprudential responsibilities. The implementation of AML controls in the insurance industry is monitored by the Indonesian Financial Transaction Reports and Analysis Center, or Pusat Pelaporan dan Analisis Transaksi Keuangan in Indonesian.

Key new regulations from OJK in 2020 covered insurance product distribution channels with new requirements on insurance product distribution through non-bank institutions, standard disclosures on product information, company soundness level assessment using the risk-based non-bank rating approach, countercyclical policy during the Covid-19 pandemic, and draft regulations on investment linked product that will have significant impacts to the ILP product feature, as well as operational and system readiness.

OJK plan to issue other significant regulations such as those related to sharia spin-offs, market conduct, and IT risk management. The government has issued an omnibus law on job creation with implications for the tax treatment of cash benefits received from insurance companies, requiring that they should be reported by the individual taxpayer, and this is currently under discussion by the industry association (AAJI).

OJK issued the sustainable finance regulation in 2017 to govern the Environment, Social, and Governance implementation in financial institutions, and the implementation for insurance companies was effective in 2020 with first reporting to OJK of sustainable finance plan implementation in 2021. PLA have set up a five-year sustainable finance plan, with key focus on developing responsible investment/product, social and environment risk management, corporate governance, and internal capability development.

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

Market liberalisation measures were introduced by BNM in April 2009, which increased the limit from 49 per cent to 70 per cent on foreign equity ownership for insurance companies and Takaful operators in Malaysia. A higher foreign equity limit beyond 70 per cent for insurance companies will be considered by BNM on a case-by-case basis, for example, for companies who support expansion of insurance provision to the most vulnerable in Malaysian society.

In light of the adjusted priorities due to the Covid-19 pandemic, BNM did not issue their Regulatory Calendar for 2020 as planned. Policy and supervisory initiatives in 2020 were re-focused on monitoring and responding to material risks in the financial sector and supporting the industry's efforts to preserve and strengthen the resilience of individuals and businesses against risks. BNM continues to implement a series of measures for insurers to assist policyholders to manage the impact of the Covid-19 pandemic. These measures aim to preserve protection coverage for policyholders that may experience temporary financial constraints, and enable insurers to remain focused on meeting the needs of their customers during these exceptional circumstances.

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

Other markets

Market	Operation	Key regulator	AML regulator/regulation

Vietnam	Prudential Vietnam Assurance Private Limited (PVA)	The Insurance Supervision Authority of the MOF	Anti-Money Laundering Department under the Banking Inspectorate and Supervision Department of the State Bank of Vietnam.

Thailand	Prudential Life Assurance (Thailand) Public Company Limited (PLT)	PLT is primarily regulated and supervised by the Office of Insurance Commission (OIC), and The Securities and Exchange Commission	Anti-Money Laundering Office (AMLO).

India	ICICI Prudential Life Insurance Company Limited	The Insurance Regulatory & Development Authority of India (IRDAI)	Prevention of Money Laundering Act 2002 and specific guidelines issued by the IRDAI in this regard.

Philippines	Pru Life Insurance Corporation of UK (PLUK)	Insurance Commission (IC).	Anti-Money Laundering Council (AMLC).

Taiwan	PCA Life Assurance Company Limited	The Financial Supervisory Commission (FSC)	The Anti-Money Laundering Division (AMLD) as part of the IB under the Ministry of Justice

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

Significant additional details of the regulatory regimes, to which Prudential's Asia asset management operations are subject, are discussed below:

Singapore

Eastspring Singapore is regulated by the MAS. The Company holds a Capital Markets Services Licence under the Securities and Futures Act, Cap 286 (SFA) to conduct the following regulated activities: (a) fund management; and (b) dealing in securities. Eastspring Singapore is also an exempt financial adviser under the Financial Advisers Act, Cap 110 (FAA).In addition, Eastspring Singapore holds other registrations outside of Singapore, including the Registered Investment Adviser with the US SEC and the Renminbi Qualified Foreign Institutional Investors with the China Securities Regulatory Commission (CSRC) in China. As such, the US SEC and CSRC regulations relevant to these registrations apply to Eastspring Singapore. Furthermore, Eastspring Singapore is the appointed fund manager and global distributor of the Eastspring Investments Luxembourg SICAV funds. Accordingly, the UCITS regulations issued by the Commission de Surveillance du Secteur Financier and certain aspects of the MiFID II requirements by the European Securities and Markets Authority are relevant to Eastspring Singapore.

India

ICICI Prudential Asset Management Company and ICICI Prudential Trust are Prudential's two asset management related JVs with ICICI Bank. These two entities are registered with the Securities and Exchange Board of India (SEBI) to perform asset management activities and to act as trustees to funds registered with SEBI respectively.

SEBI is primarily set up to protect the interests of investors in the securities market. It promotes the development of the securities market and regulates the business. It regulates the operations of depositories, participants, custodians of securities, foreign portfolio investors, and credit rating agencies and acts to prohibit fraudulent and unfair trade practices related to the securities market. It ensures that investors are educated on the securities markets as well as undertakes research and development to ensure the securities market is efficient at all times.

South Korea

Eastspring Asset Management Korea Co. Ltd is licenced as an asset manager and investment advisor by the Financial Services Commission. The Financial Services Commission is a central government body responsible for financial policy and financial supervision. The FSC has statutory mandates to draft and amend financial laws and regulations; supervise, inspect and sanction financial institutions; issue regulatory licenses and approval to financial institutions; oversee capital markets; and supervise foreign exchange transactions conducted by financial institutions to ensure their financial soundness.

Thailand

TMBAM Eastspring and TFund Eastspring, Prudential's majority owned subsidiaries are both investment management companies regulated by the Securities and Exchange Commission of Thailand. They are licenced to conduct Mutual Fund Management, Private Fund Management, Investment Advisory Services, Derivatives Fund Manager and Derivatives Advisory Services.

The core obligation of the SEC as prescribed by the Securities and Exchange Act is to carry out supervision. The SEC has the responsibility to issue rules and regulations, ensure compliance and pursue enforcement in case of violations. In order to create effective supervisory mechanism and sustainable capital market, the SEC has moved towards more principle-based regulations and self-discipline among practitioners by issuing preventive regulations, conducting monitoring activities, imposing enforcement actions and providing supportive measures to improve regulatory standards and practices within the financial industry.

Mainland China

Eastspring Overseas Investment Fund Management (Shanghai) Company Limited and Eastspring Investment Fund Management (Shanghai) Company Limited, both Eastspring subsidiaries, as well as Citic-Prudential Fund Management, Prudential's asset management JV with Citic Trust, and its subsidiary, Citic CP Asset Management Company, are governed by the China Securities Regulatory Commission (CSRC). The duties of CSRC includes the formulation and development of policies, rules and regulations for the securities and futures markets as well as to perform regulatory supervision over the management and the managerial officials of the relevant companies.

In addition, these entities need to abide by the self-regulatory rules established by Asset Management Association of China (AMAC), covering private investment fund management institutions, fund products, qualified investors, fund custody, fund sales, fund investment, information disclosure, accounting, fund valuation and outsourcing of services.

Other key regulators for the Eastspring businesses are as follows:

Market	Operation	Key regulator

Indonesia	PT Eastspring Investments Indonesia	Otoritas Jasa Keuangan (OJK)

Malaysia	Eastspring Investments Berhad Eastspring Al-Wara' Investments Berhad	Securities Commission Malaysia (SC) Federation of Investment Managers (FiMM)

Vietnam	Eastspring Investments Fund Management Company	State Securities Commission of Vietnam (SSC)

Philippines	Pru Life UK Asset Management and Trust Corporation	Bangko Sentral ng Pilipinas (BSP)

South Korea	Eastspring Asset Management Korea Co. Ltd.	Financial Supervisory Committee (FSC)

Japan	Eastspring Investments Limited	Japan Financial Services Agency (JFSA)

Taiwan	Eastspring Securities Investment Trust Co. Ltd.	Financial Supervisory Commission Republic of China (Taiwan) (FSC) Securities Investment Trust & Consulting Association (SITCA)

Luxembourg	Eastspring Investments (Luxembourg) S.A.	Commission de Surveillance du Secteur Financier (CSSF)

Hong Kong	Eastspring Investments (Hong Kong) Limited	Securities and Futures Commission (SFC)

United States	Eastspring Investments Inc.	Securities Exchange Commission (SEC) Financial Industry Regulatory Authority (FINRA)

Additional jurisdictions

The Group has also invested in businesses located in various other markets. The Group has operations in Cambodia, Laos, Myanmar, Ghana, Kenya, Uganda, Zambia, Nigeria, Cameroon, Côte d'Ivoire and Togo. These developments and such incremental regulation remain immaterial at present in terms of the overall business of the Group.

 US Supervision and Regulation

Prudential plc conducts its US insurance activities through Jackson National Life Insurance Company (Jackson) and Brooke Life, both life insurance companies organised in Michigan and licensed to transact insurance businesses in, and subjected to regulation by and supervision of, the District of Columbia and 49 of the 50 states. In addition, Jackson operates a subsidiary, Jackson National Life Insurance Company of New York, in the state of New York. The extent of regulation varies, but all jurisdictions have laws and regulations governing the financial aspects of insurance companies, including standards of solvency, reserves, reinsurance and capital adequacy and business conduct. In addition, statutes and regulations usually require the licensing of insurers and their agents and the approval of policy forms and related materials. The statutes and regulations of a US insurance company's state of domicile (Michigan in the case of Jackson and Brooke Life, and New York for Jackson National Life Insurance Company of New York) also regulate the investment activities and dividend payments of insurers. Additionally, Jackson and its subsidiaries are subject to US federal and state tax and securities laws, and certain other laws, rules and regulations, and the supervision of other regulators such as the SEC, governing the U.S. financial services industry.

On 15 December 2020, the Department of Labor (DOL) released its final prohibited transaction exemption on Improving Investment Advice for Workers and Retirees, PTE 2020-02 (the "Fiduciary Advice Rule"). The Final Rule reinstates the text of the DOL's 1975 investment advice regulation defining what constitutes fiduciary "investment advice" to ERISA Plans and individual retirement accounts (IRAs) and provides guidance interpreting such regulation. The guidance provided by the DOL broadens the circumstances under which financial institutions, including insurance companies, could be considered fiduciaries under ERISA or the Tax Code. Under the Fiduciary Advice Rule, individuals or entities providing such advice would be considered fiduciaries under ERISA or the Tax Code, as applicable, and would therefore be required to act solely in the interest of ERISA Plan participants or IRA beneficiaries, or risk exposure to fiduciary liability with respect to their advice. They would further be prohibited from receiving compensation for this advice, unless an exemption applied. Additional changes were also introduced related to compensation connected to investment advice provided, including commissions to insurance agents, broker-dealers, and others in connection with the sale of insurance and annuity contracts.

The NAIC has adopted the Insurance Data Security Model Law which established the standards for data security, investigation, and notification of a breach of data security for insurance companies. As of December 2020, eleven states (including Michigan) had adopted the model. Jackson has taken steps to comply with this regulation. For Michigan, the law was effective January 1, 2021.

The NAIC has also developed risk-based capital (RBC) standards for life insurance companies as well as a model act for state legislatures to enact. The model act requires that life insurance companies report on an RBC formula standard calculated by applying factors to various asset, premium and reserve items and separate model based calculations of risk associated primarily with interest rate and market risks. The RBC formula takes into account the risk characteristics of a company, including asset risk, insurance risk, interest rate risk, market risk and business risk. The NAIC designed the formula as an early warning tool to identify potentially inadequately capitalized companies for purposes of initiating regulatory action.

GOVERNANCE

Introduction

In response to the pandemic, the Board adjusted quickly to different ways of working, including holding virtual meetings and hybrid sessions, reflecting the resilience demonstrated by the business in the face of challenges posed by Covid-19, with some Directors when possible gathering physically in our London and Hong Kong head offices and others connecting through video conference. Given the severe curtailment on travel during 2020, we were unable to conduct our usual programme of face-to-face meetings with management and employees, which typically would have included deep dive visits at one or more of our business locations. Instead, we have found other virtual ways to connect with people across the business.

2020 saw important changes to the Board. Paul Manduca, who stepped down as Chairman and Director at the end of 2020, left a legacy of a high-functioning Board of committed Directors. Sir Howard Davies stepped down after 10 years on the Board and as Chair of our Risk Committee, and Jeremy Anderson was appointed to the Board, bringing with him substantial leadership experience of the financial services sector across Asia and the US. Jeremy has extensive technical knowledge on audit and risk management, particularly concerning international companies, and he succeeded Sir Howard as Chair of the Risk Committee in May 2020. The Board would like to thank Paul and Howard for their significant contributions and leadership of the Board and Risk Committee respectively during their tenures. We will be losing more of our experienced Non-executive Directors in the next couple of years as they are reaching the end of their nine-year tenures. Following nine years of service Kai Nargolwala will not offer himself for re-election at the Annual General Meeting (AGM) this year. The Board would like to thank Kai, who will step down from the Board at the conclusion of the 2021 AGM, for his significant contribution, both on the Board and as a member of the Risk and Remuneration Committees. More recently, Kai also took on the role of Employee Engagement Director for the Group's workforce in Asia and Africa.

Below are some of the principal strategic and governance items the Board considered during 2020.

Strategy

In its strategy discussions, the Board focused on developing and repositioning the Group for Asian growth. The Board considers that the Group is well positioned to meet the protection and savings needs of the growing populations in Asia and Africa with top-three positions in nine Asian life insurance markets, and significant upside potential in the region's two largest markets. The new growth strategy has been set to align to markets where insurance penetration is currently low and demand for savings solutions is rapidly developing. In August, we announced the new dividend policy, which aligns to this revised strategy.

Time and attention were given to executing the decision, announced in 2020, to separate our US business, through detailed discussions during regular Board meetings and dedicated, additional workshops. This was to ensure that Jackson will have a governance framework suitable for a listed group in the US at the point of the proposed separation. This culminated in our announcement on 28 January 2021 of our plan to separate Jackson in the second quarter of 2021 through a demerger, subject to shareholder and regulatory approval.

Our purpose, culture and values

Good governance encourages decisions to be made in a way that is most likely to promote the long-term, sustainable success of the Company, taking into account the views and interests of the Group's wider stakeholders. We aim to achieve this through a governance framework that supports decision-making, facilitates challenge, is continuously updated to meet the Group's business needs, and encompasses a prudent system of internal controls and rigorous processes for identifying, managing and mitigating key risks.

After an extensive consultation over the course of nine months involving 12,000 employees, we have refreshed and restated our shared purpose – to help people get the most out of life. We fulfil this purpose by making healthcare accessible and affordable, protecting wealth and growing assets, and empowering people to save for their education and retirement goals. The Board supported the articulation and development of a framework to embed the desired culture, promoting the Group's purpose consistently across the Group.

2020 was the first year of a three-year plan to promote and embed a diverse and inclusive culture across the Group with our purpose at its core, supporting our people to think about not only what they do but how they do it, aligning our behaviours with performance and managing risks. Embedding this cultural change will require systems and programmes that help shift behaviours and create new habits, both individually and organisationally. This has been a key focus during the year and the Board has discussed, reviewed and monitored the frameworks being put into place to enable this progress.

Looking after our stakeholders and wider community initiatives

At Prudential, we recognise that all our stakeholders are key to our long-term success. We seek to engage proactively with them, to understand their views and to take these views into account when making decisions.

Throughout 2020, the Board was particularly concerned about the impact of the Covid-19 pandemic on the health and welfare of customers and employees. The Summary Overview of Operating and Financial Prospects section of this report describe the various ways in which we responded to the needs of our customers in this challenging period. Our two designated Non-executive Directors appointed to represent the workforce have been working hard to find innovative ways to engage with the workforce during what has been an incredibly difficult year in which to bring people together. They joined a number of events at the start of the year, including visiting our offices in the UK and Asia to meet with and address colleagues. Once the pandemic started, both designated Directors received briefings from Group Security about steps being taken to support and protect employees during the Covid-19 outbreak. The results of our staff survey in 2020 have been considered carefully by the Board and the designated Directors are monitoring the implementation of the action plans, which will enable our employees to see that their feedback has been taken seriously and acted upon. Both designated Directors participated in our follow-up Collaboration Jam. We will continue to keep our employee engagement mechanisms under review to ensure we choose methods that best serve our employees and provide useful feedback to the Board.

The Board considered Environmental, Social and Governance (ESG) matters and approved the ESG strategic framework for the Group, on the recommendation of the Nomination & Governance Committee. A number of Directors and members of the Nomination & Governance Committee, as well as other stakeholders, were consulted during the year to shape this strategy. For more information, please see the Governance Committee section of this report.

Focus for 2021

In light of the transformation of the business, the composition of the Board has been one of the Chair's key priorities, supported by the work of the Nomination & Governance Committee. Reflecting our focus on growth in Asia and Africa, enabled by digital capabilities, the Chair is pleased to welcome Chua Sock Koong and Ming Lu to the Board. Sock Koong has had a distinguished career with operations experience in many of our key markets, while Ming has a long track record of investing in and growing businesses throughout Asia. These appointments are part of an ongoing process to refresh the Board and make sure it has the right skills and experience to support the Group, in particular pan-Asian operating experience, and a high degree of digital familiarity. The next phase of appointments will focus on experience and knowledge of specialist financial services.

As the Board changes, the Chair is keen to ensure that we mitigate some of the loss of experience, wisdom and institutional memory by enabling new Non-executive Directors joining the Board to overlap with those nearing retirement, to give new joiners sufficient time to benefit from building relationships and sharing experience and insight to ensure a smooth transition period.

We are committed to continuing to develop the Group's governance to ensure that it keeps pace with the rapid progress of the business and the evolving external environment. We will draw on the conclusions of the externally facilitated Board effectiveness evaluation conducted in 2020 by Ffion Hague of Independent Board Evaluation, to ensure continued strong oversight and challenge. The methodology and results of that evaluation are set out in the 'Board effectiveness' section of this report. This annual exercise helps inform how we approach governance, risk and culture, which is set out in the Group Risk Framework section of this report. Our Group-wide Internal Audit function will continue to consider the risk and control culture of the organisation throughout its activities, with our Group Code of Business Conduct underpinning everything we do, shaping our culture and linking culture explicitly to values and behaviours. Good governance includes a commitment to continuous improvement and to that end the Board has asked Jeremy Anderson to lead on considering any lessons for the Board to learn from the revision to Jackson's hedge modelling, announced on 28 January, which impacted Jackson's statutory capital.

Our clarity of strategy and purpose will be supported and enabled by our culture and the people who make them a reality. We are clear that our strength – as people and in our performance – will come from continued investment in our diversity and inclusion. The Board has a vital role in setting the tone and demonstrating this in the diversity of our thinking, and through our oversight, constructive challenge and support for management and Prudential's employees. The Responsibility & Sustainability Working Group, established by the Board and chaired by Alice Schroeder, will oversee the embedding of Prudential's ESG framework and progress on diversity and inclusion initiatives, and will take on employee engagement activities.

We hope this report demonstrates the work we have undertaken and the tangible and positive impact this has had on our business and for our stakeholders, with oversight and challenge to promote the long-term success of Prudential and the long-term prosperity of our stakeholders. Given the current restrictions, we are working hard to ensure that shareholders will be able to participate fully in our AGM through digital means. The detailed arrangements will be communicated as part of our AGM Notice published in April.

Board of Directors

The Prudential Board consists of 13 directors as at 15 March 2021.

Board changes

Non-executive Directors

As announced on 10 December 2019, Jeremy Anderson was appointed to the Board as a Non-executive Director and member of the Risk and Audit Committees with effect from 1 January 2020. He became the Chair of the Risk Committee with effect from the conclusion of the 2020 AGM held on 14 May 2020.

As announced on 30 January 2020, Shriti Vadera joined the Board as a Non-executive Director and member of the Nomination & Governance Committee with effect from 1 May 2020. She became Chair of the Board and of the Nomination & Governance Committee with effect from 1 January 2021.

As announced on 30 January 2020, Paul Manduca stepped down from the Board with effect from 31 December 2020.

As announced on 11 March 2020, Sir Howard Davies stepped down from the Board with effect from the conclusion of the 2020 AGM held on 14 May 2020. As announced on 4 February 2021, Chua Sock Koong and Ming Lu will join the Board on 1 May 2021.

As announced on 3 March 2021, Kai Nargolwala will step down from the Board on 13 May 2021.

Set forth below are the names, ages, positions, business experience and principal business activities performed by the current Directors, as well as the dates of their initial appointment to the Prudential Board. This includes those Directors who joined the Board up to the date of filing. Ages are given at 15 March 2021.

SHRITI VADERA

Appointments

Board: May 2020
Chair of the Board: January 2021
Chair of the Nomination & Governance Committee: January 2021
Age: 58

Relevant skills and experience

Shriti is the Chair of the Board. She joined Prudential as a Non-executive Director and member of the Nomination & Governance Committee on 1 May 2020 and became Chair of the Board with effect from 1 January 2021. She became Chair of the Nomination & Governance Committee at the same time.

She contributes her senior boardroom experience at complex organisations, including extensive experience with international operations, strong strategic and financial services experience and experience at the highest level of international negotiations between Governments and in multilateral organisations.

Shriti was chair of Santander UK Group Holdings from 2015 until October 2020. She was a Director of BHP from 2011 and its Senior Independent Director from 2015 until October 2020, and a Non-executive Director of Astra Zeneca from 2011 until 2018.

Between 2009 and 2014, she undertook a wide range of assignments, such as advising the South Korean Chair of the G20 in 2010, two European countries on the Eurozone and banking crisis, the African Development Bank on infrastructure financing, a number of global investors and sovereign wealth funds on strategy and economic and market developments.

Shriti was a Minister in the UK government from 2007 to 2009 in the Cabinet Office, Business Department and International Development Department and led on the UK Government's response to the global financial crisis and its Presidency of the G20. She was a member of the HM Treasury's Council of Economic Advisers from 1999 to 2007, advising on domestic and international issues including reforms to international organisations following the Asian and financial crisis.

Shriti began her career in investment banking with SG Warburg/UBS in 1984, where she had a strong focus on emerging markets.

Other appointments

Institute of International Finance, Board Member
National Institute of Economic and Social Research, Governor

MICHAEL WELLS

Appointments

Board: January 2011
Group Chief Executive: June 2015
Age: 60

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

Appointment

Board: July 2017
Age: 52

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

Other appointment

British Heart Foundation

JAMES TURNER FCA FCSI FRM

Appointment

Board: March 2018
Age: 51

Relevant skills and experience

Having held senior positions at Prudential for over a decade, James has a wide-ranging understanding of the business and draws on previous experience across internal audit, finance and compliance, as well as technical knowledge, relevant to his role.

James joined Prudential as the Director of Group-wide Internal Audit and was appointed Director of Group Finance in September 2015, with responsibility for delivery of the Group's internal and external financial reporting, business planning, performance monitoring and capital and liquidity planning.

James joined the Board as an Executive Director and Group Chief Risk Officer in March 2018 and in July 2019 assumed responsibility for Group Compliance. James relocated to Hong Kong in August 2019 and has led the discussions with the Hong Kong Insurance Authority on the development of their Group Wide Supervisory Framework.

THE HON. PHILIP REMNANT CBE FCA

Appointments

Board: January 2013
Audit Committee: January 2013
Nomination & Governance Committee: January 2013
Remuneration Committee: January 2013
Age: 66

Relevant skills and experience

Philip contributes experience across a number of sectors and in particular listed company experience and the financial services industry, including asset management, in the UK and Europe.

Philip was a senior adviser at Credit Suisse and a vice chairman of Credit Suisse First Boston (CSFB) Europe and head of the UK Investment Banking Department. He was twice seconded to the role of director general of the Takeover Panel. Philip served on the board of Northern Rock plc and as chairman of the Shareholder Executive. Until July 2018, he also served on the board of UK Financial Investments Limited. In October 2020, Philip stepped down as chairman and member of the board of The City of London Investment Trust plc.

Philip joined the Board in January 2013 as a Non-executive Director, as Senior Independent Director and as a member of each of the Audit Committee, the Remuneration Committee and the Nomination & Governance Committee. He also chaired the M&G Group Limited board from April 2016 until October 2018.

Other appointments

Severn Trent plc
Takeover Panel (deputy chairman)

JEREMY ANDERSON CBE

Appointments

Board: January 2020
Chair of the Risk Committee: May 2020
Audit Committee: January 2020
Responsibility & Sustainability Working Group: February 2021
Age: 62

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

Jeremy joined the Board in January 2020 as a Non-executive Director and member of the Audit and Risk Committees. He became Chair of the Risk Committee and a member of the Nomination & Governance Committee in May 2020. In February 2021, Jeremy stepped down from the Nomination & Governance Committee and became a member of the Responsibility & Sustainability Working Group.

Other appointments

UBS Group AG / UBS AG (Audit Committee Chair, Senior Independent Director, Vice-Chair)
The Productivity Group
The Kingham Hill Trust

DAVID LAW ACA

Appointments

Board: September 2015
Chair of the Audit Committee: May 2017
Risk Committee: May 2017
Remuneration Committee: February 2021
Age: 60

Relevant skills and experience

David has experience across the Group's key international markets including North America and Asia, and across a number of industry sectors. He contributes extensive technical knowledge of audit, accounting and financial reporting essential to his role as Chair of the Audit Committee.

David is an accountant and spent 33 years working with Price Waterhouse and PricewaterhouseCoopers (PwC). During this time he was inter alia the global leader of PwC's insurance practice, a partner in the UK firm, and worked as the lead audit partner for multinational insurance companies until his retirement in 2015. Other roles included leadership of PwC's insurance and investment management assurance practice in London and the firm's Scottish assurance division. He also spent three months working in Hong Kong in the early 1990s. After his retirement David became a director and CEO of L&F Holdings Limited and its subsidiaries (L&F). L&F is the professional indemnity captive insurance group which serves the PwC network and its member firms. David retired from this role in July 2019.

David joined the Board in September 2015 as a Non-executive Director and member of the Audit Committee. He was appointed Chair of the Audit Committee and a member of the Risk Committee and of the Nomination & Governance Committee in May 2017. In February 2021, David stepped down from the Nomination & Governance Committee and was appointed a member of the Remuneration Committee.

Other appointment

University of Edinburgh (Member of the Court and Policy and Resources committee)

KAIKHUSHRU NARGOLWALA FCA

Appointments

Board: January 2012
Remuneration Committee: January 2012
Risk Committee: January 2012
Responsibility & Sustainability Working Group: February 2021
Employee Engagement Director: May 2019
Age: 70

Relevant skills and experience

Kai has experience across some of the Group's key international markets, particularly Hong Kong and the wider Asian market. In addition to his experience with listed groups, he contributes knowledge of the financial services sector.

Kai spent 19 years at Bank of America and was based in Hong Kong in roles as group executive vice president and head of the Asia Wholesale Banking Group from 1990 to 1995. He spent 10 years working for

Standard Chartered PLC in Singapore as group executive director responsible for Asia governance and risk from 1998 to 2007. Kai was chief executive officer of the Asia Pacific Region of Credit Suisse AG from 2008 to 2010 and now serves as director and chairman of their remuneration committee. Kai also served as chairman of Clifford Capital Pte. Ltd from April 2012 until December 2020 and Clifford Capital Holdings from April 2020 until December 2020.

Kai has served on a number of other boards, including Singapore Telecommunications and Tate & Lyle plc and was appointed deputy chairman of Singapore Pools (Private) Limited with effect from January 2021.

Kai joined the Board in January 2012 as a Non-executive Director and member of the Remuneration and Risk Committees. In February 2021, he was appointed a member of the Responsibility & Sustainability Working Group. Kai acts as a designated Non-executive Director for employee engagement matters as set out in the UK Code, for the Group's workforce in Asia and Africa.

Other appointments

Credit Suisse Group AG
PSA International Pte Ltd
Co-Chair of Sustainable Finance Steering Committee formed by Temasek
Singapore Pools (Private) Limited

ANTHONY NIGHTINGALE CMG SBS JP

Appointments

Board: June 2013
Chair of the Remuneration Committee: May 2015
Nomination & Governance Committee: May 2015
Age: 73

Relevant skills and experience

Anthony has long executive experience of listed companies and, in particular, extensive knowledge of Asian markets.

Anthony spent his career in Asia, where he joined the Jardine Matheson Group in 1969, holding a number of senior positions before joining the board of Jardine Matheson Holdings in 1994. He was managing director of the Jardine Matheson Group from 2006 to 2012. Anthony was on the Board of Schindler Holding Limited until 19 March 2020.

He was a past chairman of the Hong Kong General Chamber of Commerce and was appointed as an ABAC Representative of Hong Kong, China from 2005 to 2017 and the Hong Kong representative to the APEC Vision Group from 2018 to 2019.

He is the Chairperson of the Sailors Home and Missions to Seafarers in Hong Kong.

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
Vitasoy International Holdings Limited
The Innovation and Strategic Development Council in Hong Kong

ALICE SCHROEDER

Appointments

Board: June 2013
Audit Committee: June 2013
Risk Committee: March 2018
Chair of the Responsibility & Sustainability Working Group: February 2021
Age: 64
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

Alice joined the Board in June 2013 as a Non-executive Director and member of the Audit Committee. She became a member of the Risk Committee in March 2018 and was appointed Chair of the Responsibility & Sustainability Working Group in February 2021.

Other appointments

Quorum Health Corporation
Natus Medical Incorporated
Westland Insurance Group Ltd

THOMAS WATJEN

Appointments

Board: July 2017
Remuneration Committee: July 2017
Risk Committee: November 2018
Nomination & Governance Committee: February 2021
Employee Engagement Director: May 2019
Age: 66

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

Tom joined the Board in July 2017 as a Non-executive Director and member of the Remuneration Committee. He became a member of the Risk Committee in November 2018 and a member of the Nomination & Governance Committee in February 2021. Tom acts as a designated Non-executive Director for employee engagement matters as set out in the UK Code, for the Group's workforce in the US and UK.

Other appointments

Arch Capital Group Limited
LocatorX, Inc

FIELDS WICKER-MIURIN OBE

Appointments

Board: September 2018
Remuneration Committee: September 2018
Responsibility & Sustainability Working Group: February 2021
Age: 62

Relevant skills and experience

Fields has extensive international boardroom experience, combining knowledge of the Group's key geographic markets in Asia and Africa with experience across the global financial services industry, including more than 10 years as a non-executive director and committee chair of life insurance and reinsurance companies.

Fields has held a number of senior positions, including senior partner at Strategic Planning Associates, chief financial officer and director of strategy at the London Stock Exchange, and leader of the global markets practice at AT Kearney. She was appointed to Nasdaq's Technology Advisory Council and as an expert on the Panel advising the European Parliament on financial markets harmonisation. She previously chaired the investment committee of the Royal London Group and has chaired the audit committee of Savills plc. From 2004-2014, Fields focused on sub-Saharan Africa, India and China in her role as chair of the investment impact committee of CDC, the UK Government's development finance institution.

Fields has served on the boards of three UK Government departments, including the Department of Business, where she chaired the strategic investment committee and was a member of the technology strategy board, and the Department for Digital, Culture, Media and Sport (2016-2020), where she chaired the audit and risk committee.

Fields joined the Board in September 2018 as a Non-executive Director and member of the Remuneration Committee and was appointed a member of the Responsibility & Sustainability Working Group in February 2021.

Other appointments

BNP Paribas
SCOR SE
Leaders' Quest (Partner)

AMY YIP

Appointments

Board: September 2019 Audit Committee: March 2021
Age: 69

Relevant skills and experience

Amy has extensive experience of China and South-east Asia following a 40-year career in banking, insurance, asset management and government.

Amy started her career in 1978 and has held a number of senior positions in financial services in Asia. She was formerly head of wealth management of DBS Bank, chair of DBS Asset Management and chief executive officer of DBS Bank Hong Kong. Since 2011 she has been an adviser to Vita Green, a health supplements provider based in Hong Kong.

Amy became a non-executive director of AIG Insurance Hong Kong Limited in 2011 and chairs its audit committee. She became a non-executive director and member of the Technology Committee of Deutsche Börse AG in 2015 and became chair of the Asia Pacific advisory board of EFG Bank International in 2019. Amy served as a member of the compensation and nomination committees of Temenos Group AG from 2014 until May 2020, and as a non-executive director of Fidelity Funds from 2017 until October 2020.

Amy joined the Board in September 2019 as a Non-executive Director and member of the Remuneration Committee. With effect from 3 March 2021, Amy stepped down from the Remuneration Committee and joined the Audit Committee.

Other appointments

AIG Insurance Hong Kong Limited
Deutsche Böerse AG
EFG Bank and EFG Bank International (Chairman, Asia Pacific Advisory Board)

Following the change of Group-wide supervisor in October 2019 to the Hong Kong Insurance Authority, the composition of the Prudential Corporation Asia Limited board of directors mirrors the Prudential Board.

Group Executive Committee

The Group Executive Committee (GEC) comprises the Executive Directors, the Chief Executive of each of Prudential Corporation Asia and Jackson Holdings LLC, the Group Human Resources Director and the Group Chief Digital Officer. The GEC is a management committee constituted to support the Group Chief Executive, who also chairs the GEC. For the purposes of the Hong Kong Listing Rules, Senior Management is defined as the members of the GEC.

JOLENE CHEN

Group Human Resources Director
Appointment to the GEC: June 2019
Age: 61

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
Age: 55

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

LAURA PRIESKORN

Chief Executive Officer, Jackson Holdings LLC
Appointment to the GEC: February 2021
Age: 53

Relevant skills and experience

Laura is Chief Executive Officer of Jackson Holdings LLC, which includes Jackson's US subsidiaries and affiliates. Prior to this, as Executive Vice President and Chief Operating Officer, Laura was responsible for leading Jackson's operations and technology teams as well as the business integration efforts directed at continuously supporting and improving the client, adviser and distribution partner experience. Laura joined Jackson in August of 1989, and during her career at the company has held a variety of senior roles, including membership of the Executive, Investment and Product Committees.

She earned a bachelor's degree from Central Michigan University in business administration.

AL-NOOR RAMJI

Group Chief Digital Officer
Appointment to the GEC: January 2016
Age: 66

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

Board Practices

How we operate

Our governance framework

The Group has established a governance framework for the business, which is approved by the Board, and is designed to promote appropriate behaviours across the Group. The Nomination & Governance Committee keeps material changes to the governance arrangements under review.

The governance framework includes the key mechanisms through which the Group sets strategy, plans its objectives, monitors performance, considers risk management, holds business units to account for delivering on business plans and arranges governance.

Group Governance Manual

The Group Governance Manual (the Manual) sets out the policies and procedures under which the Group operates, taking into account statutory, regulatory and other relevant matters. The Manual includes the Group Code of Business Conduct which is regularly reviewed by the Board. The Risk Committee approves the Group Risk Framework, an integral part of the Manual, and the Audit Committee monitors Group-wide compliance with the Manual throughout the year.

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

Subsidiary governance

Since the demerger of M&G plc in October 2019, the Group has made changes to its subsidiary audit and governance arrangements to reflect the changing shape of the Group, in particular with respect to the Asia business. The Group Audit and Risk Committees have established direct links to the audit and risk committees of the four major Asia insurance businesses, Hong Kong, Indonesia, Malaysia and Singapore. Arrangements include regular reports and calls between the Chairs of the Group committees and the local committee chairs, with an open invitation to the Group Committee Chairs to attend the committee meetings of the major Asia business.

In addition, an internal legal restructuring has been undertaken to form a holding company for Eastspring managed entities, Eastspring Investments Group Pte. Ltd. This has created a regional board as well as audit and risk committees with consolidated oversight across the Eastspring business unit and a direct link to the Group-level Audit and Risk Committees.

Other Prudential Corporation Asia businesses also operate local audit and risk committees, with standard terms of reference. Those committees report to the Group-level committees through written updates provided by the attendees from Group functions.

The Nomination & Governance Committee is responsible for oversight of governance arrangements for the significant subsidiaries. A report on the activities of the Nomination & Governance Committee during 2020 can be in the Governance Committees of this report.

Regulatory environment

Following the demerger of M&G plc on 21 October 2019, the Group-wide supervisor of Prudential changed to the Hong Kong Insurance Authority (the Hong Kong IA). On 24 July 2020 the Insurance (Amendment) (No. 2) Ordinance, being the enabling primary legislation providing for the GWS Framework, was enacted. This primary legislation is supported by subsidiary legislation and guidance material from the Hong Kong IA. The relevant subsidiary legislation, including the Insurance (Group Capital) Rules, was tabled before the Legislative Council on 6 January 2021 and will come into operation on 29 March 2021.

The GWS Framework includes requirements for Hong Kong insurance groups to have in place appropriate corporate governance arrangements and to maintain appropriate internal controls for the oversight of their business.

Individual regulated entities within the Group continue to be subject to entity-level regulatory requirements in the relevant jurisdictions in which they carry on business.

Interactions with regulators shape the Group's governance framework and the Chair, Group Chief Executive, Group Chief Risk Officer and Compliance Officer, and the Chief Executive of Prudential Corporation Asia play a leading role in representing the Group to regulators and ensuring our dialogue with them is constructive.

Terms of reference for each of the Board's principal Committees have been updated to align their duties with the changes expected under the GWS Framework.

Stakeholder engagement

Employee voice

The Board has designated two Non-executive Directors to represent the workforce; Kai Nargolwala with responsibility for Asia and Africa, and Tom Watjen with responsibility for the US and the UK.

The Board received an update on activities undertaken and themes arising for consideration on a six-monthly basis. Kai Nargolwala and Tom Watjen offer their insight to Board discussions and decisions as part of the Board's consideration of the workforce as key stakeholders. Kai Nargolwala will be retiring at the AGM in May and post the proposed separation of Jackson the work he and Tom Watjen undertook will be continued by the Responsibility & Sustainability Working Group. As part of this, the Working Group will consider the best method for employee engagement in the longer term, to ensure this is tailored to the culture and strategic priorities of the refocused Group following the proposed separation of the Jackson business, and make a recommendation to the Board for implementation following the 2022 Annual General Meeting.

Shareholders

The Board recognises the importance of maintaining an appropriate level of two-way communication with shareholders. The Group holds an ongoing programme of regular contact with major shareholders, conducted by the Chair, to discuss their views on the Group's governance. The Senior Independent Director and the Committee Chairs are available at the request of shareholders. Engagement with institutional investors on the Directors' Remuneration Policy and implementation is led by the Remuneration Committee Chair on an annual basis.

During 2020, in addition to the governance meetings held with investors by Paul Manduca, Shriti Vadera met with a large number of our major investors as part of her introduction to the business. The Chair of the Remuneration Committee also engaged with our investors on the Directors' Remuneration Policy.

Due to the UK government restrictions to limit the spread of Covid-19, the AGM on 14 May 2020 chaired by Paul Manduca was held as a 'closed meeting' with just two shareholders to provide the requisite quorum to enable the formal business of passing resolutions to be conducted. In recognising the continuing importance of the AGM as an opportunity to engage with shareholders, the Board encouraged participation from shareholders. The revised meeting arrangements included an option for shareholders to submit questions to the Board in advance of the meeting, the answers to which were posted on the Company's website, and shareholders were also asked to vote their shares by proxy ahead of the meeting. Prudential kept shareholders informed through its website and released a number of updates during the period of the Covid-19 pandemic, including a Q1 business update and other presentations.

Notwithstanding the pandemic and related unprecedented measures and circumstances, the Board continues to receive regular updates on shareholder engagement activities.

Operation of the Board

How the Board leads the Group

The Group is headed by a Board led by the Chair.

The Board currently consists of 13 Directors, of which a majority, excluding the Chair are independent Non-executive Directors. Biographical details of each of the Directors and further details of the roles of the Chair, Group Chief Executive, Senior Independent Director, Committee Chairs and the Non-executive Directors can be found in the Board of Directors section above.

The Board is collectively responsible to shareholders for the long-term sustainable success of the business through:

  –
  Establishing the Company's purpose, values and strategy and satisfying itself that these are aligned with the Group's culture;
  –
  Approving the Group's long-term strategy, strategic objectives, capital allocation, annual budgets and business plans, recommended by the Group Chief Executive, and any material changes to them;
  –
  Monitoring the implementation of strategic objectives; and
  –
  Assessing and monitoring culture, including alignment with policy, practices, behaviours and risk appetite.

Specific matters are reserved for decision by the Board, including:

  –
  Approving dividend policy and determination of dividends or other capital distributions;
  –
  Approving of strategic projects;
  –
  Approving of the three-year business and financial plan;
  –
  Appointing and removing of Directors and the Company Secretary;
  –
  Approving of the Group's full and half-yearly results announcements and any other periodic financial reporting;
  –
  Ensuring an effective system of internal control and risk management is in place, maintained and reviewed at least annually;
  –
  Approving the Group's overall risk appetite and tolerance; and
  –
  Ensuring effective engagement with, and encouraging participation from, key stakeholder groups.

Key areas of focus – how the Board spent its time

The Board held nine meetings during 2020. The table below gives an indication of the key topics considered at each meeting.

	Feb	Mar	Apr	May	Jul	Aug[1]	Sep	Dec

Strategy and implementation
Approval and review of strategic priorities	•
Strategic priorities monitoring				•	•		•	•
Approval of three-year operating plan								•
Strategic projects[2]		•	•	•	•		•	•
Group Chief Executive's report	•		•	•	•		•	•
Report from Committee Chairs
Audit	•	•		•	•	•	•	•
Nomination & Governance	•				•			•
Remuneration	•	•	•		•		•	•
Risk	•		•	•	•		•	•
Financial reporting and dividends
Group Chief Financial Officer's performance report	•		•	•	•		•	•
Full-year and 2019 second interim dividend	•	•
Half-year and 2020 first interim dividend					•	•
Cash, capital and operations reports	•			•	•		•	•
Business unit Chief Executive updates
Prudential Corporation Asia	•		•	•	•		•	•
Jackson	•		•	•	•		•	•
Risk, regulatory and compliance
Regulatory and Government Relations updates	•			•	•		•	•
Group Chief Risk and Compliance Officer's report	•		•	•	•		•	•
Governance and stakeholders
Key governance developments	•			•	•		•	•
Culture and employee engagement	•				•			•
Board evaluation and actions tracking	•						•	•
Succession planning	•							•
Corporate responsibility reporting and ESG	•	•	•					•
Diversity and inclusion	•
Non-executive Directors' fees				•
Investor updates including feedback on investor meetings	•		•	•	•		•	•
Audit tender								•

Notes

1
Two meetings for the 2020 Half Year Accounts were held in August.
2
Strategic projects considered during the year included the bancassurance partnership with TMB and Thanachart, the proposed separation of Jackson and various aspects of the strategic positioning of the Group, the Athene transaction, and the expansion of Pulse and associated commercial partnerships.

The Board held a separate workshop focusing on the proposed separation of Jackson in January and a three-day strategy event in June.

Between meetings, the Board is provided with monthly update reports from management.

Board and Committee meeting attendance throughout 2020

Individual Directors' attendance at meetings throughout the year is set out in the table below.

	Board 9 meetings	Audit Committee 11 meetings	Nomination & Governance Committee 6 meetings	Remuneration Committee 5 meetings	Risk Committee 8 meetings	Joint Audit and Risk Committee 2 meeting	General Meetings[1] 1 meeting

Chairman
Paul Manduca	9/9	-	5/6[2]	-	-	-	1/1
Executive Directors
Mike Wells	9/9	-	-	-	-	-	0/1
Mark FitzPatrick	9/9	-	-	-	-	-	0/1
James Turner	9/9	-	-	-	-	-	0/1
Non-executive Directors
Philip Remnant	9/9	11/11	6/6	5/5	-	1/2	0/1
Jeremy Anderson	9/9	11/11	3/3[3]		8/8	2/2	0/1
Howard Davies[4]	4/4	4/4	3/3	-	3/3	1/1	0/1
David Law	9/9	11/11	6/6	-	8/8	2/2	0/1
Kai Nargolwala	9/9	-	-	5/5	7/8	2/2	0/1
Anthony Nightingale	9/9	-	6/6	5/5	-	-	0/1
Alice Schroeder	9/9	11/11	-	-	8/8	2/2	0/1
Tom Watjen	9/9	-	-	5/5	8/8	2/2	0/1
Fields Wicker-Miurin	9/9	-	-	5/5	-	-	0/1
Amy Yip	9/9	-	-	5/5	-	-	-
Shriti Vadera[5]	6/6	-	4/4	-	-

Notes

1
Due to the Covid-19 restrictions in the UK, only the Chairman attended the Annual General Meeting with the Company Secretary.
2
Paul Manduca recused himself from a meeting of the Nomination & Governance Committee which was convened to discuss his succession plans.
3
Jeremy Anderson was appointed a member of the Nomination & Governance Committee with effect from 14 May 2020.
4
Howard Davies stepped down from the Board with effect from the conclusion of the AGM held on 14 May 2020.
5
Shriti Vadera was appointed a member of the Board and of the Nomination & Governance Committee with effect from 1 May 2020.

Board and Committee papers are usually provided one week in advance of a meeting. Where a Director is unable to attend a meeting, his or her views are canvassed in advance by the Chair of that meeting where possible.

Board effectiveness

Actions during 2020 arising from the 2019 review

The performance evaluation of the Board and its principal Committees for 2019 was conducted internally at the end of 2019 through a questionnaire. The findings were presented to the Board in February 2020 and an action plan was agreed to address areas of focus identified by the evaluation.

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

•

The workshop format has been used to enable more Board time for discussion where appropriate.

•

Meeting arrangements have been adapted in response to Covid-19 travel restrictions, including technology upgrades and meeting adjustments to maximise time available and enable Directors to continue to focus on key strategic areas.

Risk, Capital and Audit	• Keep Board training in this area under review and schedule additional sessions as appropriate.

•

The Board continued to receive relevant updates during the year. Due to Covid-19 related travel restrictions, on-site sessions were not possible but will resume once restrictions have eased. More details on Board and Committee training is included in the Governance Committees section below.

Stakeholders	• Continue to develop and embed reporting by the designated Non-executive Directors on workforce engagement.

•

The roles of the two Designated Non-executive Directors were embedded during 2020 and the Board received reports on their activities.

•

The Responsibility & Sustainability Working Group established in February 2021 will take over the role of workforce engagement from the 2021 AGM until the 2022 AGM. It will also consider and make a recommendation to the Board on the most appropriate method for workforce engagement thereafter.

People	• Continue to develop reporting on talent management, succession pipeline and D&I, utilising the expanded role of the Nomination & Governance Committee.

•

Talent management and D&I has been more firmly embedded within the processes across the business, which was reinforced as part of the culture framework developed during the year.

•

Reporting has been expanded and includes more forward-looking assessments and metrics which are being developed by the newly established D&I Council as part of the Group's D&I strategy.

2020 review and actions for 2021

The performance evaluation of the Board and its principal Committees for 2020 was conducted externally by Independent Board Evaluation, an independent consultancy. The external nature of the review met the provisions of the UK Corporate Governance Code which requires external evaluations on no less than three-yearly intervals.

The evaluation covered the Board, each of the principal committees, and an individual assessment of the Chair and each of the other Non-executive Directors. The Board evaluation focused on Board performance and focus, Board composition, succession planning and induction, and support provided to Board members. The evaluation included seeking feedback from each Director, the Company Secretary and senior management.

Interviews were held with all Board members and other stakeholders, and these were supplemented by attendance and observation at a number of Board and Committee meetings. Supporting materials to enhance understanding of how the Board and its Committees operate were provided.

The findings were presented to the Nomination & Governance Committee and the Board in December 2020 and collective Committee and Board discussions to exchange ideas and agree priorities arising from the report took place.

The Board agreed an action plan to respond to the recommendations at its meeting in February.

The report identified a number of strengths of the Board, including a strong Board culture of engagement and collaboration, strong governance and compliance, and clear, timely information being provided to support Board meetings. The evaluation concluded that the Board and its principal committees were operating effectively. Some areas were identified for development in order to support the onboarding of new Board members and to keep pace with the transformation of the Group.

Through the evaluation and subsequent additional discussion at the Board meeting in February 2021, the Board identified areas of particular focus and related actions:

Theme	Summary of actions

Maximising Board inclusivity	Enhance induction processes to leverage new Board members' skills as quickly as possible.
Recognising the challenge with current travel restrictions, create more opportunities for less formal discussion among Board members.

Focusing on the People and ESG Agenda	Consider how best to give additional Board time and focus to the ESG and people agenda.

Improvements to Board information flows	As the shape of the Group changes, build up Board members' depth of knowledge of the Asia and Africa business and re-focus the Board agenda to maximise time considering business performance and strategy on a more granular basis.
Review and strengthen links with subsidiary boards to leverage insight and support from those boards.

Improvements to Board processes	Consider processes for briefings outside of meetings to support inclusivity and maximise ways in which Board members benefit from each other's experience and expertise.

Director evaluation

The performance of Directors during 2020 was evaluated by Independent Board Evaluation as part of the overall Board evaluation programme. Feedback on individual performance of Non-executive Directors was provided to the then Chair designate, who held discussions with each of them at the start of 2021 on becoming Chair. Feedback on the performance of the then Chair designate was separately provided to, and discussed with her, by the Senior Independent Director. Feedback on the performance of the Executive Directors, in their capacity as Board Directors, was also provided to the Chair designate, who discussed feedback with each of them separately.

The performance of Executive Directors, in their capacity as Executives, is subject to regular review; Paul Manduca assessed the performance of the Group Chief Executive while Mike Wells individually appraised the performance of each of the Executive Directors as part of the annual Group-wide performance evaluation of all employees. The Chair of the Risk Committee provided feedback to the Group Chief Executive on the performance of the Group Chief Risk and Compliance Officer.

The outcome of each of these evaluation processes is reported to the Nomination & Governance Committee in February each year in order to inform the Committee's recommendation for Board members to be put forward for re-election by shareholders.

Executive Director performance is also reviewed by the Remuneration Committee as part of its deliberations on bonus payments.

Directors

Board roles and governance

Chair – Shriti Vadera

The Chair is responsible for leadership of the Board and managing Board business. She ensures, in collaboration with the Group Chief Executive and senior management, that appropriate issues are brought to the Board, that there is a culture of openness and debate, and that the Board is setting the right tone from the top.

Other aspects of the Chair role include:
 Leadership and succession planning

-

Responsible for the leadership and the governance of the Board as a whole, demonstrating objective judgement, the highest standards of integrity and probity, and ethical leadership

-

Responsible for developing, in conjunction with the Nomination & Governance Committee and the Group Chief Executive, an effective Board as regards its composition, skills and competencies

-

Leading the Board in discharging its responsibility in respect of the appointment and removal of directors

-

Leading periodic evaluations, including externally facilitated evaluations, of the Board, its Committees and individual Directors

-

Leading the Board in holding to account the performance of management and individual executive Directors against agreed performance objectives

-

Working with the Nomination & Governance Committee, ensuring that Directors receive a full formal and tailored induction programme, that their development needs are identified and that they keep their skills and knowledge up to date

Managing Board business

-

Setting the Board agenda and ensuring, in collaboration with the Group Chief Executive, and the Company Secretary, that appropriate issues are brought to the Board's attention

-

Maintaining an effective and constructive liaison with the Non-executive Directors, encouraging their engagement so as to maximise their contribution to the work of the Board and also ensuring constructive relations between Executive and Non-executive Directors

-

Meeting with Non-executive Directors independently of the Executive

-

Ensuring, in collaboration with management, that information brought to the Board is accurate, clear, timely and contains sufficient analysis appropriate to the scale and nature of the decisions to be made

-

Ensuring the Board has effective decision-making processes and applies sufficient challenge to major proposals

-

Promoting effective reporting of Board Committee business at Board meetings through regular Committee Chair updates

Relations with shareholders and other stakeholders

-

Ensuring effective communication with shareholders and that relevant governance and strategy issues are discussed with major shareholders and that their views are communicated to the Board as a whole

-

Representing the Board externally at business, political and community level. Alongside the Group Chief Executive, presenting the Group's views and positions as determined by the Board on key public policy and industry matters and communicating them effectively to governments, other public organisations and regulatory authorities

-

Balancing the interests of different categories of stakeholders, preserving an independent view and ensuring effective communication, ensuring that the Board listens to the views of key stakeholders

External positions

-

Approving Directors' external positions prior to them being accepted, taking into account the required time commitment and escalating consideration of conflicts of interest to the Nomination & Governance Committee as required

Group Chief Executive – Mike Wells	Senior Independent Director – Philip Remnant

The Group Chief Executive leads the Executive Directors and senior executives and is responsible for the operational management of the Group on behalf of the Board on a day-to-day basis.	The Senior Independent Director acts as an alternative conduit to the Board for shareholder concerns and leads the evaluation of the Chair.

-

Responsible for the implementation of Board decisions

-

Establishes processes to ensure operations are compliant with regulatory requirements

-

Sets policies, provides day-to-day leadership and makes decisions on matters affecting the operation, performance and strategy of the Group, seeking Board approval for matters reserved to the Board

-

Supported by the Group Executive Committee which he chairs and which reports to him on performance and implementation of strategy for each business unit and discusses major projects and other activities related to the attainment of strategy

-

Chairs the Chief Executive Committee meetings which are held weekly to review matters requiring approval under the Group's framework of delegated authorities

-

Keeps in regular contact with the Chair and briefs her on key issues

-

Meets with key regulators worldwide

-

Leads on day-to-day effective stakeholder engagement

-

Acts as a sounding board for the Chair, providing support in the delivery of the Chair's objectives, and acts as an intermediary for the other Directors and shareholders

-

Leads the Non-executive Directors in conducting the Chair's annual evaluation and leads the Chair's succession planning

-

Holds meetings with Non-executive Directors without management being present, typically at least once a year to evaluate the performance of the Chair

-

Offers meetings to major shareholders to provide them with an additional communication point on request and is generally available to any shareholder to address concerns not resolved through normal channels

-

During periods when significant issues are faced by the Company, works closely with the Chair and the other Directors or shareholders, providing support during exceptional circumstances to resolve any issues.

Committee Chairs	Non-executive Directors

Each of the Committee Chairs is responsible for the effective operation of their respective Committee.	All of the Non-executive Directors are currently deemed to be independent, which is assessed

-

Responsible for the leadership and governance of their Committee

-

Sets the agenda for Committee meetings

-

Reports to the Board on the activities of each Committee meeting and the business considered, including, where appropriate, seeking Board approval for actions in accordance with the Committee's terms of reference

-

Works with the Company Secretary to ensure the continued good governance of each Committee

In addition to Committee duties, the Chairs of the Audit and Risk Committees act as key contact points for the independent chairs of the audit and risk committees of the significant subsidiaries annually, and together have a wide range of experience which can be applied to attain the strategic aims of the Group.

-

Constructive and effective challenge

-

Providing strategic guidance and offering specialist advice

-

Scrutinising and holding to account the performance of management in meeting agreed goals and objectives

-

Serving on at least one of the Board's principal Committees

-

Engaging with Executive Directors and other senior management at Board and Committee meetings and on an informal basis

The Board has established four principal Committees. These Committees form a key element of the Group governance framework, providing effective independent oversight of the Group's activities by the Non-executive Directors. Each Committee Chair provides an update to the Board on the matters covered at each Committee meeting, supported by a short written summary. The terms of reference for each Committee are reviewed at least annually. The functions of the principal Committees are summarised below. Further information on these committees can be found in the Governance Committee section.

Nomination & Governance Committee	Remuneration Committee	Audit Committee	Risk Committee

Chair Shriti Vadera	Chair Anthony Nightingale	Chair David Law	Chair Jeremy Anderson

-

Facilitates the Board in meeting its responsibilities to plan and execute timely Group Chief Executive succession and works with the Group Chief Executive to plan and execute Executive Director succession

-

Ensures suitable succession plans are in place for the Board and senior executives to achieve the Group's strategic objectives, ensuring plans are based on merit and against objective criteria

-

Recommends appointments to the Board and its principal Committees

-

Oversees development of a diverse pipeline in the executive succession plan and talent management

-

Assists the Board in the development of a Group-wide approach to all forms of diversity and inclusion

-

Oversees the Group's overall governance framework, including the governance arrangements of the Group's significant subsidiaries

-

Ensures there is a formal and transparent process for establishing the Directors' Remuneration Policy

-

Approves individual remuneration packages of the Chair, Executive Directors, other members of the Group Executive Committee and the Company Secretary

-

Approves the overall Remuneration Policy for the Group

-

Reviews the design and development of share plans operated for Executive Directors and others requiring shareholder approval, and approves and assesses performance targets where applicable

-

Reviews workforce remuneration practices and policies when setting executive remuneration, as well as the alignment of incentives and awards with culture

-

Responsible for the integrity of the Group's financial reporting, including scrutinising accounting policies, and reporting to the Board on significant reporting issues and judgements

-

Monitors the effectiveness of internal control and risk management systems

-

Monitors the effectiveness and objectivity of internal and external auditors

-

Approves the internal audit plan

-

Recommends the appointment of the external auditor

-

Reviews the adequacy and security of the Group's whistleblowing procedures (known as Speak Out) and ensures that there is proportionate and independent investigation of matters raised with appropriate follow-up action

-

Provides leadership and direction on and oversees the Group's overall risk appetite, risk tolerance and strategy

-

Approves the Group's risk management framework and monitors its effectiveness

-

Responsibility for all aspects of compliance

-

Supports the Board and management in embedding and maintaining a supportive culture in relation to the management of risk, compliance and treating customers fairly

-

Provides advice to the Remuneration Committee on risk management considerations to inform remuneration decisions

Terms of reference for the principal Committees can be accessed at www.prudentialplc.com/investors/governance-and-policies/board-and-committees-governance

Standing Committee

The Board has established a Standing Committee which can meet as required to assist with any business of the Board. It is typically used for ad hoc urgent matters which cannot be delayed until the next scheduled Board meeting. All Directors are members of the Standing Committee and have the right to attend all meetings and receive papers.

Notice of a Standing Committee meeting is sent to all Directors and if an individual is unable to attend, that individual can give comments to the Chair or Company Secretary ahead of the meeting for consideration by the Standing Committee. Before taking decisions on any matter, the Standing Committee must first determine that the business it is intending to consider is appropriate for a Committee of the Board and does not properly need to be brought before the whole Board. All Standing Committee meetings are reported in full to the next scheduled Board meeting.

This governance structure allows for fast decision-making where necessary, while ensuring that the full Board has oversight of all matters under consideration and all Non-executive Directors can contribute. Over 2020, the Company held three meetings of the Standing Committee.

Responsibility & Sustainability Working Group

Chair

Alice Schroeder

Following the Board's approval in December 2020 of a new Environmental, Social and Governance (ESG) Strategic Framework, the Board recognises that the next 18 months will be critical for the embedding of the framework within the Group, as well as for the progress of related matters such as the development and embedding of the Group's Purpose and Values, progressing diversity & inclusion (D&I) priorities, and building upon employee engagement activities in 2020.

To ensure an appropriate level of Board engagement in, and oversight of, these matters, the Board has established for the period up to the 2022 AGM a Responsibility & Sustainability Working Group, to be chaired by Alice Schroeder. As part of its remit, the Working Group will consider and recommend to the Board appropriate long-term governance arrangements for these matters. It will also take on employee engagement activities after the 2021 AGM.

Building Directors' knowledge

Induction – new Directors

Jeremy Anderson and Shriti Vadera received a comprehensive induction, tailored to reflect their respective experience and positions on the Board.

A summary of the general induction programme for Non-executive Directors is set out below:

General induction programme relevant to new Non-executive Directors

Understanding our governance	Understanding our business

•

Meetings with the Chair and Group Chief Executive separately

•

Explanation of Prudential's corporate structure, Board and Executive Committee structure

•

Briefings on Group governance framework and key policies

•

Training as needed on the rules and governance requirements of the London and Hong Kong Stock Exchanges and on fulfilling the statutory duties of a Director

•

Introduction to the Group's strategy and business plan

•

Tailored briefings with senior executives from each business unit, including site visits, to facilitate a comprehensive understanding of local business models, product suites, pricing arrangements and governance structures

•

Tailored meetings with all Group-wide functions

•

Comprehensive briefings on the regulatory environment in which the Group operates

•

Briefings on top risks and internal controls

•

Induction briefings and updates during the year provide Directors with an understanding of the interests of the Group's key stakeholders

Role-specific induction for Jeremy Anderson focused on briefings from senior management in Group Risk across the Group and briefings from the outgoing Group Risk Committee Chair. Shriti Vadera worked with the outgoing Chairman, Paul Manduca and met extensively with the Group's major shareholders to shape her understanding of their views and concerns and share her vision as incoming Chair. Ms Vadera also held multiple meetings with each of the Non-executive Directors, members of management and country level teams from across the Group, including on physical visits to Hong Kong and Singapore, and with the Group's key advisers, as part of her induction activities.

Continuing development of knowledge and skills

During 2020, the Board and its Committees received a number of technical and business updates as part of their scheduled meetings, providing information on external developments relevant to the Group and on particular products or operations. Below is an overview of how Directors are kept up to date:

  •
  The Board virtually held an annual strategy session, and across the year received updates on key business areas and deep dives on strategic direction and objectives for the Group.
  •
  The Board receives updates on environment, culture, diversity and inclusion and employee engagement activities.
  •
  The Board receives updates on corporate governance, political and regulatory developments in the US, UK, Europe and Asia and the dynamics of equity and currency markets at every scheduled meeting. Governance topics included audit effectiveness (Brydon Report), board-level diversity and inclusion, ESG matters, developments in corporate reporting, executive remuneration, and proxy advisory guidance updates.
  •
  In May 2020, an information security and privacy update was provided to members of the Risk and Audit Committees, to which all Non-executive Directors were invited.
  •
  The Nomination & Governance Committee received updates on Climate Change and the Task Force on Climate-related Financial Disclosures (TCFD) implementation, the ESG Strategic Framework, health & safety and diversity & inclusion.
  •
  The Board and the Risk Committee receive regular updates on market developments and key risks.
  •
  The Risk Committee reviews top risks on an annual basis and deep dives into specific topics in response to the identification of key risks. This review covers the financial, operational and strategic risks, while also identifying and addressing business environment and insurance risks within the Group.
  •
  The Risk Committee received updates on regulatory developments and the discussions with the Hong Kong IA on the new regulatory regime and regular updates on geopolitical developments. Other topics discussed by the Risk Committee included the Group Culture Framework, ESG Strategy and climate change transition risk, the impact of a sustained low interest rate environment, operational resilience during Covid-19, the Group Internal Economic Capital Assessment Model, and regular updates on the Group's capital and solvency positions as well as geopolitical developments.
  •
  The Audit Committee received updates on relevant developments affecting financial reporting and the role of audit committees more widely. The Committee receives a regular report on financial and tax reporting matters for discussion, including the local capital summation method disclosures, the Group's capital metric, and its underlying methodology. Other topics discussed by the Audit Committee included the audit tender process, IFRS 17 developments and the Group-wide Supervision assurance approach by the Hong Kong Insurance Authority.
  •
  The Remuneration Committee receives updates on regulatory and best practice developments affecting the Group's remuneration arrangements. This included the Shareholders' Rights Directive II and updates on proxy advisory guidance impacting remuneration.

All Directors have the opportunity to discuss their individual development needs as part of their Director evaluations and are encouraged to request specific updates during the year. At the start of the year, suggested topics are shared with the Board for feedback. Directors are asked to provide information on any external training or development on an annual basis. All Directors have the right to obtain professional advice at Prudential's expense. Board training materials are also made available, as relevant, to Group Executive Committee members.

Governance Committees

Nomination & Governance Committee report

This report describes how the Nominations & Governance Committee has fulfilled its duties under its terms of reference during 2020.

In 2020, the Committee held three meetings, in addition to our three scheduled meetings, to focus on succession planning and the significant progress by Prudential on articulating its ESG strategy and framework.

Board succession planning

A key aspect of the Committee's role is to ensure that the Board retains an appropriate balance of skills to support the strategic objectives of the Group. As part of this, the Committee helps to maintain a rigorous and transparent approach to the identification of candidates for appointment as Directors.

As explained in the introduction section above, an important focus has been on the composition of the Board. The Board has prioritised the identification of individuals with the experience and skills to guide Prudential's transformation into a business focused exclusively on Asia and Africa with strong digital capabilities. In February 2021, following interviews in 2020, we announced that Chua Sock Koong and Ming Lu will join the Board on 1 May 2021. Chua Sock Koong has had a distinguished career, with operations experience in many of our key markets, while Ming Lu has a long track record of investing and growing businesses throughout Asia. We will continue to work in 2021 to ensure that the Board reflects our strategic priorities.

During 2020, the Committee also confirmed the appointment of Jeremy Anderson as Chair of the Risk Committee, succeeding Sir Howard.

The Committee received a detailed update on the process and succession plans in place for members of the Group Executive Committee and was also briefed on the process and initiatives to review and promote talent throughout the Group to develop senior leaders. In addition, the Committee supported Jackson in the creation of a new board prior to the proposed separation of our US business and oversaw the succession planning process at senior management level.

Diversity and inclusion

When identifying candidates for Board-level succession, the Committee considers primarily what diverse perspectives will contribute to a more robust strategy. Talent search agencies are briefed on the Group's requirements in respect of diversity of thinking as well as ensuring the appropriate skills, knowledge and experience when identifying candidates. Gender and race representation has improved at Board level during 2020, and we continue to look for opportunities for progress in this important area as well as ensuring we have representation from individuals with insights to the geographical markets and businesses linking to the strategic objectives of the Group following the demerger of M&G plc in 2019 and the proposed separation of the US business in 2021.

The newly established Responsibility & Sustainability Working Group will bring increased focus to the area of diversity, but also inclusion in 2021: driving a culture where everyone feels valued, treated fairly and respected – enabling them to fully contribute their thoughts and perspectives and to be their authentic selves. This Working Group will assist the Committee and the Board to drive forward its diversity and inclusion agenda, both at Board level, in the executive talent pipeline, and more broadly across the organisation. The Group remains on target to achieve 30 per cent representation of women in senior leadership roles by the end of 2021, in accordance with our commitment to the HM Treasury Women in Finance Charter.

Prudential appointed a Group D&I Director and established a global Diversity & Inclusion Council in 2020, responsible for defining the global D&I strategy, promoting, championing and embedding D&I initiatives and challenging the organisation and leaders where progress is limited. The Working Group will get regular updates on the Diversity & Inclusion Council's activities.

Environmental, social and governance (ESG) considerations

The Committee has focused on Prudential's commitment to being a responsible business. ESG matters have been discussed during all Committee meetings held as part of the usual meeting cycle in 2020 and members have been significantly involved in shaping the ESG Strategic Framework. Committee members have provided feedback at specific points in the year and also met with management ahead of an additional meeting held in October to discuss the framework before it was recommended to the Board for approval.

The Committee oversaw the implementation of the recommendations of the TCFD, including the three work streams that have been established to focus on the main aspects of the Group's exposure to climate-related risks. Prudential became a formal supporter of the TCFD recommendations in December 2018, before the UK government announced in November 2020 that it intends to make it mandatory for large financial institutions to make disclosures in line with the TCFD recommendations by 2025, with other jurisdictions – including Hong Kong and Singapore – advancing approaches through 2020.

In addition, the Committee received updates on primary ESG-related reporting developments and climate-related risk, and received regular reporting from the newly established executive Group ESG Committee.

The Responsibility &Sustainability Working Group will also oversee the embedding of Prudential's new ESG Strategic Framework, and will take on employee engagement activities after the 2021 AGM.

Governance

In line with our recently expanded remit, which now includes oversight of the Board evaluation process, the Committee approved the appointment of Ffion Hague of Independent Board Evaluation to conduct the evaluation of the Board, its Committees and individual Directors' effectiveness in respect of 2020. Following the evaluation, the Committee discussed the outcome ahead of the results being discussed with the whole Board, focusing in its discussions on findings relevant to succession planning and diversity.

The Committee continues to oversee the governance arrangements for the Group's subsidiaries to ensure that they remain appropriate.

Committee members
Shriti Vadera (Member from 1 May 2020 and Chair from 1 January 2021)
Paul Manduca (Chair until 31 December 2020)
Jeremy Anderson (from 14 May 2020 until 4 February 2021)
Howard Davies (until 14 May 2020)
David Law (until 4 February 2021)
Anthony Nightingale
Philip Remnant
Tom Watjen (from 4 February 2021)

Regular attendees
Group Chief Executive
Group Human Resources Director
Company Secretary

Number of meetings in 2020
Six

How the Committee spent its time during 2020

	Jan	Feb	May	July	Oct	Dec

Year-end matters, re-election and tenure
Review external positions, conflicts of interests and independence, time commitment, tenure and terms of appointment		•

Review performance of Chair and Non-executive Directors		•

Review relevant disclosures in the Annual Report and Accounts		•

Recommend election of Directors by shareholders		•
Succession planning, diversity and appointments
Chair	•

Non-executive Directors		•	•	•	•	•

Group Chief Executive		•		•	•

Executive Directors						•

Group Executive Committee						•

Succession pipeline, diversity and inclusion governance		•		•		•
Governance and ESG
ESG, climate change and TCFD implementation update		•		•	•	•
Board evaluation		•		•		•
Membership review of principal Board Committees		•		•
Committee terms of reference						•
Group governance oversight				•	•	•
Subsidiary board, chair and director evaluations		•

Key matters considered during the year

Matter considered	How the Committee addressed the matter

Succession planning

Board composition	The Committee plays an important role in ensuring that the Board retains an appropriate balance of skills to support the strategic objectives of the Group and in ensuring that an effective framework of succession planning is maintained.

Board succession plans and composition, and length of service of Non-executive Directors are kept under review by the Committee throughout the year. These plans are supported and informed by the results of the annual Board evaluation and individual Director evaluations.

Succession planning includes both longer-term options and emergency cover.

The Committee takes account of the size, structure and composition of the Board and its Committees, including existing knowledge, experience and diversity. In doing so, the Committee considers the Group's strategic goals and anticipates future requirements in respect of skills and experience.

Following the demerger of M&G in 2019, the Committee reviewed the size and composition of the Board to ensure that it remains aligned with strategy. The Committee is now considering the balance of skills and diversity required to support the strategic objectives of the Group following the proposed separation of the US business, in particular pan-Asian operating experience, digital expertise and relevant specialist financial services knowledge.

In February 2020, the Committee concluded that each of the Directors in office at the time continued to perform effectively and was able to devote appropriate time to fulfil their duties and that collectively, the Board had an appropriate mix of skills and experience for the year under review. The Committee reached the same conclusion in February 2021.

The Committee considered that the Non-executive Directors continued to demonstrate the desired attributes, contributing effectively to decision-making and exercising sound independent judgement in holding management to account. Accordingly, the Committee recommended to the Board those Directors standing for election at the 2021 Annual General Meeting. Kai Nargolwala will not stand for election as he has served nine years on the Board.

Succession planning for the Non-executive Directors and principal Committees	Succession planning for Non-executive Directors and the Board's principal Committees ensures the Board is regularly refreshed and maintains appropriate levels of independent challenge to management.

The balance of Non-executive and Executive Directors required on the Board is considered on a regular basis, including the overall number, skills and experience. The Committee's succession planning for Non-executive Directors is supported by Egon Zehnder and Spencer Stuart.

The Committee regularly reviews the membership of all principal Board Committees and makes recommendations to the Board as appropriate.

During 2020, the Committee confirmed the appointment of Jeremy Anderson as the Risk Committee Chair, succeeding Sir Howard who retired at the 2020 Annual General Meeting. Jeremy joined the Board on 1 January and his biographical details are set out in the Board of Directors section above. The Committee also confirmed its previous recommendation to appoint Shriti Vadera as Chair of the Committee, succeeding Paul Manduca. Shriti Vadera joined the Committee on her appointment in May 2020 which facilitated her transition to Chair of the Board and of the Committee on 1 January 2021.

Key matters considered during the year

When making recommendations, the Committee takes account of the current composition of each of the principal Committees, the skills and experience of the members and the strategic objectives of the Group.

Since joining the Board in May 2020, recognising the number of Non-executive Directors reaching the end of their tenure in the next 18 months, Shriti Vadera has led an extensive external recruitment exercise. This was supported by Spencer Stuart, and included Shriti spending time in Hong Kong and Singapore meeting with prospective candidates. As a result of this search Chua Sock Koong and Ming Lu will join the Board on 1 May 2021. These appointments are part of an ongoing process to refresh the Board and make sure it has the right skills and experience to support the Group, in particular pan Asian operating experience, relevant financial services expertise and a high degree of digital familiarity. The next phase of appointments will focus on experience and knowledge of specialist financial services.

The Committee is engaged in succession planning for the Senior Independent Director, the Chair of the Remuneration Committee and a further Non-executive Director as Philip Remnant, Anthony Nightingale and Alice Schroeder will reach nine years on the Board in 2022.

Executive Directors, Group Chief Executive and Group Executive Committee	The Committee's work during the year supported the Board in its responsibility for executive succession planning to ensure continuous and effective leadership of the Group.

The Committee assisted the Board by reviewing the succession plans in place for the Group Chief Executive, other Executive Directors and Group Executive Committee roles. Succession plans for the Group Executive Committee were discussed with the Group Chief Executive to identify business requirements and to plan for future succession needs.

Succession planning for Executive Directors and the Group Executive Committee includes both longer-term planning and emergency cover. Assessment and development for internal candidates is undertaken, in addition to mapping for potential external candidates. Planning for emergency cover is assisted by a broad annual review of talent across the Group and recognises the possible difficulties in identifying and attracting suitable talent on potentially short notice.

The Committee received feedback on the performance of each Executive Director from the Group Chief Executive and confirmed the Executive Director succession plans.

During 2020 and into 2021, the Committee's work has taken into account the proposed separation of the US business and the consequent shift in priorities and their impact on succession plans. The Committee's discussions are being supported by the Group Human Resources Director, Egon Zehnder and Spencer Stuart.

Senior leadership below Group Executive Committee	The Committee has oversight of a diverse pipeline of leadership talent extending below the level of the Group Executive Committee and seeks to attract, retain and develop the next generation of emerging leadership.

The Committee considered succession planning for senior management below Group Executive Committee level, supported by an annual update on talent and diversity at different levels of the organisation. This includes consideration of risk retention mitigation initiatives such as leadership development programmes

In 2020, the focus was on building new capabilities to support the changing business model and future direction of the business. The Committee also oversaw the formation of a new Executive Council to replace the previous 'Top 100 Leadership' group.

In addition to acting as search consultant in respect of certain executive hires, Egon Zehnder provides support for senior management development assessments.

Key matters considered during the year

Process for appointing new Directors

The Committee assists the Board in ensuring that there is a formal, rigorous and transparent approach to the appointment of new Directors.

The Committee is involved from the start when a vacancy or a gap in the Board's skills is identified. Led by the Chair, and working with the Group Chief Executive and the Group Human Resources Director, a role specification is prepared, reflecting the desired skills and experience and the Group's Diversity and Inclusion Policy. This specification takes into account feedback from the Committee. Once agreed, specialist talent agencies are typically engaged to create a shortlist of candidates which is reviewed by the Committee and other stakeholders. Interviews with individuals then take place with selected Committee members and feedback is provided to all members. In this manner, a preferred candidate is selected and the Committee then recommends the individual to the Board for appointment. For the appointment of Executive Directors, the process is led by the Group Chief Executive working closely with the Chair. The Senior Independent Director leads the Committee in the process of appointing a new Chair.

Contemporaneous with this process, due diligence checks are undertaken on the candidate and Prudential liaises with the relevant regulatory authorities. The Committee is kept updated on this process as appropriate.

Key matters considered during the year

Matter considered	How the committee addressed the matter

Diversity

Board and Group Executive Committee	Given the global reach of the Group's operations, its business strategy and long-term focus, the Board makes every effort to ensure it is able to recruit Directors with diversity of thought and perspective who will support and challenge the ongoing transformation of the organisation. The Board seeks net addition of backgrounds, experience and skills that broaden its capability to deliver the strategy of a leading international business.

The Group's Diversity and Inclusion Policy applies at all levels of the business and the Committee is responsible for overseeing a diverse pipeline for the Board and other senior executives and driving a culture Group-wide where our people feel valued, treated fairly and respected: enabling them to fully contribute their thoughts and perspectives and to be their authentic selves.

The Board does not endorse quotas for Board diversity but appoints candidates to ensure a diversity of overall composition and skills mix from the best available talent.

Succession plans are based on merit and against objective criteria, and promote diversity across gender, social and ethnic background, nationality, and cognitive and personal strengths. An element of Executive Directors' remuneration is based on achieving a diversity target. Further information is set out in the Directors' remuneration report.

The Board considers that its diversity of background, thought, perspectives, experience and skills set is enhanced as a result of Board level succession in 2020 and the recent appointments taking effect in 2021. The Board of Directors section above provides more details.

The Committee considers the pipeline for diverse talent of the Group Executive Committee level remains strong with 31 per cent female representation of those who are regarded as senior management and part of the leadership teams. The Committee is also introducing measures for tracking local representation in senior management positions as well as experience other than insurance. Inclusive leadership practices are implemented starting with the Board and Committee and throughout the organisation.

Key matters considered during the year

Matter considered	How the committee addressed the matter

Diversity

Group-wide oversight	The Committee plays an important role in reviewing the Group's diversity and inclusion initiatives to monitor that these are in line with our strategic objectives. This not only ensures the Group has access to a diverse talent pool and pipeline for future leadership but also that the culture of inclusion retains our talent.

The demerger of M&G in 2019 presented an opportunity to reassess the diversity & inclusion strategy as part of Prudential's global culture framework to enable the next phase of growth. The aspiration is to build a more diverse workforce and cultivate a workplace where diversity of thought, mindset, skill set, experience and identity are fully valued and can authentically contribute to transform the business.

The Committee supported the appointment of a Group Diversity & Inclusion Director and the creation of a global Diversity & Inclusion Council. The Council is composed of representatives from all business units with the goal to empower employees and create a sense of belonging by respecting and appreciating differences and deliver the purpose 'to help people get the most out of life', by creating a culture in which diversity is celebrated and inclusion assured, for our colleagues, customers and partners.

As part of the Group's commitment to diversity, Prudential is a signatory to the HM Treasury 'Women in Finance Charter' which aims to increase the number of women working in senior management in financial services companies. As at 31 December 2020 the percentage of women in senior management was 32 per cent which already exceeds the target to meet 30 per cent by the end of 2021. For the purposes of Provision 23 of the UK Code, the percentage of women in senior management positions, including their direct reports, was 30 per cent.

Independence	The Committee considers the independence of the Non-executive Directors as required by the UK Code and HK Listing Rules as part of any recommendation of the appointment of new Non-executive Directors and when recommending Non-executive Directors for election.

Monitoring and safeguarding the independence of the Non-executive Directors is essential to comply with their statutory and regulatory obligations. Independence helps ensure effective scrutiny of management and individual Executive Directors against agreed objectives.

Each Non-executive Director provides an annual confirmation of his or her independence as required under the Hong Kong Listing Rules.

All Non-executive Directors were considered to be independent, taking into account UK and HK requirements. Although Kai Nargolwala has exceeded the nine-year tenure suggested by the UK Corporate Governance Code, he continues to demonstrate independence of judgement. Kai will not offer himself for re-election at the AGM in May.

Prior to recommending their appointments as Non-executive Directors, the Committee considered the independence of Ming Lu and Chua Sock Koong.

The Committee considered the independence of the Audit Committee members in line with US regulatory requirements, concluding that all members remain independent within the meaning of the Sarbanes-Oxley legislation.

Key matters considered during the year

Matter considered	How the committee addressed the matter

Non-executive Directors, independence, time commitment and terms of appointment

Time commitment	Time required for Non-executive Director role

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

Following the demerger the Committee carried out a review of the time commitment required of the Non-executive Directors to align to the new structure of Board and Committee meetings. It was concluded that the expected time commitment of 32.5 days per annum remains appropriate. This will be kept under review considering the impact of the pandemic on the operation of the Board and Committees.

External appointments

The Committee considers the external commitments of Directors proposed for appointments and all Non-executive Directors confirm on appointment that they are able to devote sufficient time to the Group's affairs to meet the demands of the role.

The external commitments of Directors were considered when recommending Directors for election at the next AGM. Prudential recognises the need for Non-executive Directors to dedicate sufficient time to their role while also demonstrating an appropriate range of experience and skills through external appointments.

All Non-executive Directors are required to discuss any additional commitments with the Chair prior to accepting these as they might impact the time which the Director is able to devote to their role. The Chair escalates matters to the Committee as appropriate.

Where appropriate, the Committee or the Board reviewed time requirements for additional external positions taken on by Directors during the year.

Terms of appointment	It is important that Non-executive Directors have clear terms of appointment which set out their duties to Prudential and that their tenure is considered as part of ongoing succession activities.

Non-executive Directors are appointed for an initial term of three years, and subject to review by the Committee and re-election by shareholders, it is expected that Non-executive Directors serve a second term of three years. After six years, Non-executive Directors may be appointed for a further year, up to a maximum of three years in total. Reappointment is subject to rigorous review as well as re-election by shareholders.

The Compensation and Employees section of this report sets out the tenure of each Non-executive Director and the terms of their letters of appointment, in addition to the terms of Executive Directors' service contracts.

Anthony Nightingale, Philip Remnant, Alice Schroeder and David Law will all have served two three-year terms or more at the time of the next AGM. When considering their re-election, the Committee considered their continuing appointment particularly carefully. The Committee recommended that they each serve for a further term of one year, subject to shareholder re-election.

Ming Lu and Chua Sock Koong will be provided with a letter of appointment, on standard terms, confirming their duties and obligations.

Key matters considered during the year

Matter considered	How the committee addressed the matter

Environmental, Social and Governance (ESG)

The Committee played a key role in setting ESG strategy and the oversight of ESG activities.

During the year, the Committee received updates on climate-related risk and progress towards implementing the recommendations of the TCFD.

Committee members, as well as Board members more widely, were among those engaged as internal stakeholders in the development of the Group's ESG strategic ambition which will guide the Group's activity and decision-making in this area. Each Committee member spent time with management to contribute their views and experiences as part of the shaping of the ESG strategy. In addition, the Committee received regular updates during the development of the ESG strategy and heard from the newly established executive Group ESG Committee.

An additional meeting was held in October to review the ESG strategic framework ahead of the fully-articulated strategic ambition which was presented to the Board in December 2020.This strategic framework focuses on three priorities: making health and financial security accessible; stewarding the human impacts of climate change; and building social capital.

Conflicts of interest

Directors have a statutory duty to exercise independent judgement when carrying out their role and to avoid conflicts of interest. In addition, the Company has in place procedures to identify and, where necessary, mitigate potential conflicts of interest. These processes help to ensure decisions are made in the best interests of the Company.

The Board has delegated authority to the Committee to identify and, where necessary, authorise any actual or potential conflicts of interest.

When recommending a candidate for appointment to the Board, the Committee considers the external appointments of the proposed candidate and recommends authorisation of any conflicts to the Board as appropriate, attaching conditions to the authorisation where necessary.

The Committee considered the external positions of Ming Lu and Chua Sock Koong prior to recommending their appointments to the Board.

Prior to proposing Directors for election or re-election, the Committee considered the external appointments of Directors and reviewed existing conflict authorisations, reaffirming or updating any terms or conditions attached to authorisations where necessary.

If a Director makes a request to take on a new external position during the year, the Chair considers the proposed external appointment and escalates to the Committee for authorisation where a conflict or potential conflict could arise.

The Board considers that the procedures for dealing with conflicts of interests operate effectively.

Key matters considered during the year

Matter considered	How the committee addressed the matter

Board evaluation

Following an update to its terms of reference in December 2019, the Committee provides oversight of the process by which the Board, its Committees and individual Directors' effectiveness is assessed.

The annual evaluation of effectiveness should be formal and rigorous and be externally facilitated every three years.

At the start of 2020 the Committee reviewed the results of the 2019 evaluation and noted that the Board, its Committees and individual Directors had continued to operate effectively during 2019. The Committee also reviewed the suggested action points ahead of Board approval.

In accordance with the UK Corporate Governance Code, the Committee appointed an external facilitator, Ffion Hague of Independent Board Evaluation, to carry out the 2020 evaluation.

The evaluation was conducted during September and October, with an initial discussion on the output discussed with the Committee and the Board in December. Please see 'Board effectiveness' section for a summary of the review and action plan.

Group governance

The Committee is responsible for reviewing the Group's governance arrangements.

During the year, the Committee carried out various activities relating to subsidiary governance, including:

•

Overseeing the search for and appointment of the Chair of the Jackson Financial Inc board in preparation for the proposed separation of the Jackson business; and

•

Reviewing governance arrangements for the Group's subsidiaries with a particular focus on changes to the risk and audit committee arrangements for Prudential Corporation Asia given the evolving structure of the Group, and arrangements for Jackson in preparation for the proposed separation.

Audit Committee report

This report describes how the Audit Committee has fulfilled its duties under its terms of reference during 2020.

The Chair is pleased to present this report on the Committee's activities during 2020. In what has been a challenging year, we have observed many examples of how the Group has responded to the global pandemic while at the same time continuing to press ahead with strategic change. Throughout, the Committee has continued to provide the Board with assurance as to the integrity of the Group's financial reporting and, together with the Risk Committee, monitor the effectiveness of the second and third lines of defence, which are an even more integral part of our internal control environment at this difficult time.

Good communication has never been more important than in the current circumstances and, as a result, we have added additional meetings to deal with particular issues, such as the accounting implications of the proposed separation and divestment of Jackson, including the accounting of the associated transaction with Athene in June, and the external audit tender. Potential conflicts of interest have been monitored, as they were for the separation of M&G.

Coordination with the Risk Committee has also been important and, while we were disappointed to lose the experience of Sir Howard Davies after his many years of valuable contribution, we were delighted to welcome Jeremy Anderson to the Committee. During the year, Howard, Jeremy and the Chair have agreed the most appropriate Committee to address particular matters, as well as holding a joint Risk and Audit Committee session, as last year, to focus on cyber and information security, to which all Non-executive Directors were invited.

Not surprisingly, throughout 2020 a key focus of the Committee has been the impact of Covid-19 on controls and financial reporting, including key judgements and disclosures. The Group has responded well to the social-distancing and working-from-home measures implemented across all our markets and has carefully considered their effects on key controls and processes. No significant deterioration in the control environment has been observed. The Committee also reflected on any wider control and accounting implications of the change to the Jackson hedge modelling that impacted their statutory capital.

The introduction of accounting standard IFRS 17, now expected to come into effect in 2023, has also continued to be a significant challenge, given the scope of changes it entails. The Committee received updates during 2020 on external developments and lobbying as the standard was being developed and on the Group's progress towards its implementation.

We have paid particular attention to our whistleblowing procedures and monitored these for any indicators of issues. The chair regularly meet privately with the Group Resilience Director to discuss whistleblowing cases and their resolution. These are also discussed in private sessions with the Committee or the relevant local audit committee. During the year, we conducted an external review of the processes and enhanced the governance arrangements.

External auditor and audit tender

An important part of the Committee's work consists of overseeing the relationship with the Group's current audit firm KPMG LLP (KPMG), including safeguarding independence, approving non-audit fees and satisfying ourselves that it is in the best interests of shareholders for the Committee to recommend the annual reappointment of KPMG. During the year, the Financial Reporting Council (FRC) conducted a review of KPMG's audit of Prudential's financial statement for the year ended 31 December 2019. The Committee was pleased with the outcome, as no significant recommendations for improvement were noted. The KPMG team continues to look at ways it can enhance its audit and challenge of management, something also encouraged by the Committee in its own effectiveness review of KPMG in 2020.

The Committee discussed with KPMG the impact of Covid-19 on its own business to ensure it had the resources and technology necessary to complete its audit work satisfactorily. We also meet privately with KPMG and the Chair has held a number of meetings with the lead partner team throughout the year. The Chair has also had a review meeting with KPMG's UK Senior Partner.

During the year, the Committee oversaw a formal competitive tender process to select an audit firm to succeed KPMG, in accordance with regulatory requirements and FRC guidance.

Following regular discussion by the Committee in 2020 and formal evaluation of potential candidates, a shortlist of eligible audit firms were invited to tender and the process concluded with presentations to Committee members in September 2020. Given the Chair's former position at PwC, he voluntarily recused himself from the decision-making and asked the Group Chief Internal Auditor to support the audit tender process. Alice Schroeder chaired the final Committee meetings and the presentations by shortlisted candidate firms.

The Committee was impressed by the quality of each candidate's presentations and team, but, on balance, the Committee determined that, given the Group's future strategic direction, Ernst & Young LLP (EY) was the best fit as the Group's audit firm. The Committee recommended to the Board two firms with a preference that EY be engaged as the Group's audit firm for the year 2023 onwards. The Board approved this recommendation at its meeting in December 2020, subject to future shareholder approval. Further details on the audit tender process are set out in the Audit Tender section at the end of this report.

Internal audit

Throughout 2020, the Committee continued to receive regular briefings from the Group Chief Internal Auditor. Group-wide Internal Audit (GwIA) undertook a programme of risk-based audits covering matters across the business units in addition to assurance work. The work undertaken by GwIA during the year was important in supporting the proposed separation and divestment of Jackson and the control environment of the Group under the revised working conditions.

We assessed the effectiveness of GwIA and the Chair met regularly with the Group Chief Internal Auditor and the Group-wide Quality Assurance Director to discuss internal audit work and matters arising. Where particular issues have been raised, management have been invited to Committee meetings to respond. We have monitored resource levels and delivery of and amendments to the audit plan, which by necessity has had to be more flexible than in prior years. Internal Audit have responded well.

Regulatory developments

Following the Hong Kong IA replacing the Prudential Regulation Authority as the Group's regulator, a key focus for the Committee during 2020 has been the Group's programme to demonstrate readiness for compliance with the Hong Kong IA's new group-wide supervision framework, effective from the first half of 2021. The Committee has held a number of discussions on the requirements and received proposals for the assurance work that will be needed to demonstrate compliance. The Chair also met privately with the Hong Kong IA during the year.

Committee governance

Following the demerger of M&G plc in October 2019, the Committee was focused on overseeing the development and embedding of new governance arrangements across the Group's Asian business, building direct communication and escalation links with the existing local audit committees of the significant businesses. Regular direct communication with each of the local chairs remains a key component of our governance framework, and the Chair has worked closely with the respective chairs of our significant business unit audit committees during the year. At each meeting, the Chair updates the Committee on important points raised at local level, and after the meeting the Chair reports to the Board on the main matters discussed.

In order to foster a close and collegiate working relationship between the Committee and the local audit committees, Jeremy Anderson and the Chair held a session attended by all of the non-executive directors at the four major Prudential Corporation Asia businesses.

In May 2020, we held a private session without the Executives to discuss the results of our 2019 effectiveness evaluation and set the key focus areas for 2020. These included consideration of the impact of Covid-19 on financial matters, the implications of the proposed separation and divestment of Jackson, and the audit tender.

Committee members

David Law (Chair)
Jeremy Anderson
Howard Davies (until 14 May 2020)
Philip Remnant
Alice Schroeder
Amy Yip (from 3 March 2021)

Regular attendees

Chair of the Board
Group Chief Executive
Group Chief Financial Officer and Chief Operating Officer
Group Chief Risk and Compliance Officer
Director of Group Finance
Director of Group Financial Accounting and Reporting
Company Secretary
Group Chief Internal Auditor
External Audit Partner

Number of meetings in 2020

Eleven meetings

How the Committee spent its time during 2020

	Feb	Mar[1]	May	Jul	Aug[1]	Sep	Dec[2]

Financial reporting and external auditor
Periodic financial reporting including:
– Full and half-yearly report and accounts
– Key accounting judgements and disclosures, including tax	•	•	•	•	•	•	•
– Associated audit reports
Audit planning, fees, independence, effectiveness and reappointment	•		•	•		•	•
Environmental, social and governance reporting	•
Internal control framework
Internal control framework including effectiveness	•		•	•			•
Internal audit
Status updates and effectiveness	•			•			•
Internal audit plan				•			•
Financial crime and Speak Out
Financial crime prevention and Speak Out – regular updates	•		•	•		•	•
Governance and reporting
Updates from significant business audit committees	•	•	•	•	•	•	•
Internal governance framework including effectiveness	•			•		•	•
Business unit audit committee effectiveness and terms of reference	•		•				•
Committee terms of reference and effectiveness	•		•				•

Notes

1
Two meetings were held in March and two in August to discuss full year and half year financial reports.
2
An additional meeting to the scheduled meetings was held in December to discuss the proposed separation and divestment of             Jackson.

In addition:

  •
  A meeting was held in June to discuss the disclosures in connection with the equity investment by Athene in Prudential's US business.
  •
  Two joint meetings were held with the Risk Committee: in May to discuss cyber security and governance matters (all Non-executive Directors were invited); and September to discuss Form S-1 Registration Statement and recommend it to the Board.

The Committee also held two informal meetings, also in September, to progress the audit tender.

Key matters considered during the year

Matter considered	How the Committee addressed the matter

Financial reporting

Overview	One of the Committee's key responsibilities is to monitor the integrity of the financial statements and any other periodic financial reporting. This has primarily focused on the Annual Report but also covers the Group's Environmental, Social and Governance (ESG) Report and Accounts and the annual update of the Group's published Tax Strategy.

In reviewing these and other items, the Committee received reports from management and, as appropriate, reports from internal and external assurance providers, which in some cases were provided at the explicit request of the Committee.

When considering financial reporting matters, the Committee assesses compliance with relevant accounting standards, regulations and governance codes. No material changes to accounting policies were made during 2020. The Committee continued to receive updates on the Group's plans to implement IFRS 9 'Financial Instruments' and IFRS 17 'Insurance Contracts', which are not expected to be effective before 2023. The approach to adopting these standards is further discussed in note A3.2.

Throughout its review of financial reporting matters and disclosure, the Committee considered the impact of the Covid-19 pandemic and the short-term uncertainties that it has created. Further explanation on the financial impact Covid-19 has had on the business is set out in the Explanation of Performance and Other Financial Measures section of this report.
The following sections set out the key assumptions, judgements and other matters considered as part of their review of the 2020 Annual Report and Accounts.

Key assumptions and judgements	The Committee reviewed the key assumptions and judgements supporting the Group's IFRS results, including those made in valuing the Group's investments, insurance liabilities and deferred acquisition costs under IFRS, together with reports on the operation of internal controls to derive these amounts. The Committee also reviewed the assumptions underpinning the Group's European Embedded Value (EEV) metrics.
Assumption setting

The measurement of insurance liabilities are based on estimates of future cash flows, including those to and from policyholders, over a long period of time. These estimates can, depending on the type of business, be highly judgemental. The Committee considered changes to assumptions and other estimates used to derive IFRS insurance liabilities and for EEV reporting. Peer benchmarking was considered where available alongside current experience. The Committee noted that Covid-19 had not significantly increased the morbidity and mortality claims incurred by the business. The key assumptions reviewed were:

–

Persistency, mortality, morbidity (including expectations of future medical costs inflation and any related premium rises) and expense assumptions within the Asia life businesses;

–

Policyholder behaviour (eg guaranteed benefit utilisation and persistency) and mortality assumptions affecting the measurement of Jackson guaranteed liabilities (see note C3.3 of the IFRS financial statements); and

–

Economic assumptions, including investment return and associated risk discount rates, given the current low interest rate environment.

Key matters considered during the year

Matter considered	How the Committee addressed the matter

The Committee was satisfied that the assumptions adopted by management were appropriate. Further information on the effects of material changes to insurance assets and liabilities is included in note C3 to the IFRS financial statements.

Valuation of investments

The Committee received information on the carrying value of investments in the Group's balance sheet including information on how those values were calculated for those investments which require more judgement (for example the impairment process for debt securities and commercial loans in the US). Further information on the valuation of assets is contained in note C2 of the IFRS financial statements. The Committee satisfied itself that overall investments were valued appropriately.

Intangible assets including deferred acquisition costs (DAC)

The Committee received information to enable it to review the more material intangible asset balances. This included the assumptions that supported the amortisation profile of the DAC balance in the US, as described in note A3.1 'Other items requiring application of critical estimates or judgements' and whether there had been any indication of impairment of the Group's distribution rights assets or goodwill in light of lower sales and increased economic volatility following the Covid-19 pandemic. The Committee was satisfied that there was no impairment of the Group's intangibles at 31 December 2020. Further information is contained in note C4 of the IFRS financial statements.

Other financial reporting matters	Proposed separation of Jackson and associated transactions

In June 2020, the Group reinsured substantially all of its in-force portfolio of US fixed and fixed index annuities (see note D1.1). It also announced a $500 million equity investment into Jackson by Athene (see note D1.2). The Committee reviewed the accounting for these transactions and the planned market announcement, taking advice from the Group's external advisors. The Committee also reviewed the draft public documents prepared by Jackson and the Group in connection with the proposed separation of Jackson, alongside input provided by the Group's external advisers and auditor.

US Statutory reporting and changes to hedge modelling as announced to the market on 28 January 2021

The Committee considered in detail the changes to Jackson's hedge modelling for its US statutory results given the impact on the Group's capital management plans for the proposed separation of Jackson. As part of this process, the Committee received the views and recommendations of the Jackson Audit Committee and management and the reports and conclusions of the external advisers who had reviewed the model and tested the revised output. They also considered any implications on the Group financial reporting, noting that there was no direct impact on IFRS reporting and that a consequential refinement of the method to project future hedge costs for EEV was planned for the FY20 results.

Key matters considered during the year

Matter considered	How the Committee addressed the matter

Going concern and viability statements

The Committee considered various analyses from management regarding the Group's and the parent company's capital and liquidity position taking into account the Group's principal risks. This included scenarios assessing the impact on the Group's plan of different new business levels depending on the length of time Covid-19 restrictions remain in place, as well as stress scenarios which assume a deterioration in the macroeconomic environment. It also considered scenarios which both included and excluded the proposed separation of Jackson. Following this review, it recommended to the Board that it could conclude that the financial statements should continue to be prepared on the going-concern basis and that the disclosures on the Group's longer-term viability were both reasonable and appropriate.

Fair, balanced and understandable requirement

The Committee carried out a formal review of whether the Annual Report and Accounts were 'fair, balanced and understandable' as required by the UK Corporate Governance Code. In particular, they considered whether the report gave a full picture of the Group's business model, strategy and performance in the year, with important messages appropriately highlighted. They also considered the level of consistency between financial statements and narrative sections, whether performance measures were clearly explained and the prominence of alternative performance measures.

After completion of its detailed review, the Committee was satisfied that, taken as a whole, the Group's Annual Report and Accounts were fair, balanced and understandable.

Taxation

The Committee regularly received updates on the Group's tax matters and provisions for certain open tax items, including tax matters in litigation. The Committee was satisfied that the level of provisioning adopted by management was appropriate. See notes B4 and C7 of the IFRS financial statements.

Parent company financial statements

The Committee reviewed the parent company profit and loss account and balance sheet, which includes the recoverability of the parent company's investment in subsidiaries by assessing and confirming that the net assets of the relevant subsidiaries (being an approximation of their minimum recoverable amount) were in excess of their carrying value at the balance sheet date and that those subsidiaries have historically been profit-making.

Key matters considered during the year

Matter considered	How the Committee addressed the matter

External audit Review of effectiveness, non-audit services and auditor reappointment

External audit effectiveness	The Group's external auditor is KPMG LLP (KPMG) and oversight of the relationship with them is one of the Committee's key responsibilities. The Committee reviewed the effectiveness of the audit throughout the year taking into account:

•

The detailed audit strategy for the year, approach to risk assessment and coverage of the audit response to highlighted significant risks;

•

Group materiality and how that is applied to the individual business units;

•

Insight around the key accounting judgements, including benchmarking, and the way KPMG applied constructive challenge and professional scepticism in dealing with management;

•

The outcome of management's internal evaluation of the auditor as discussed below; and

•

Other external evaluations of KPMG, with a focus on the FRC's annual quality review.

There is an open dialogue on emerging risks and issues between the Group Lead Partner and Committee members via a regular schedule of meetings aligned to key reporting milestones. The Committee formally met with the Group Lead Partner without management present.

Internal evaluation of KPMG was conducted using a questionnaire survey that was circulated to the Committee members, independent members of the business unit audit committees, the Group Chief Financial Officer and Chief Operating Officer and the Group's senior financial leadership for completion. A key component of the evaluation was the degree of challenge and robustness of approach to the audit. The survey asked 29 questions over four categories (audit quality and execution, team performance, process and communication) in relation to the 2019 audit.
KPMG were given the opportunity to respond to the findings in the reports and where necessary, proposed enhancements to the audit process and team.

FRC's Audit Quality Review (AQR)

The FRC's AQR team carried out a review of KPMG's audit of Prudential's financial statements for the year ended 31 December 2019. This included discussions with the Chair of the Committee. Following completion of the AQR, the Committee was provided with a Review Report from the FRC's AQR team. The Committee was pleased to note that no significant recommendations were made by the FRC for further improvement and a number of areas of good practice were highlighted.

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

•

Have a mutual or conflicting interest with the Group;

•

Audit its own firm's work;

•

Act as management or employees for the Group; or

•

Be put in a position of being an advocate for the Group.

Key matters considered during the year

Matter considered	How the Committee addressed the matter

The Policy has two permissible service types: those that require specific approval by the Committee on an engagement basis and those that are pre-approved by the Committee with an annual monetary limit capped at no more than 5 per cent of the Group audit fee in the proposed year and capped at $65,000 individually. Effective from 2020, the policy also provides that the total fees payable to KPMG for non-audit services, other than those required by law or regulation, shall be limited to no more than 70 per cent of the average audit fees paid in the past three consecutive financial years. In accordance with the Policy, the Committee approved these permissible services, classified as either audit or non-audit services, and monitored the usage of the annual limits on a quarterly basis. Non-audit services undertaken by KPMG were agreed prior to the commencement of work and were confirmed as permissible for the external auditor to undertake in accordance with the Policy which complies with the rules and regulations of the FRC's Revised Ethical Standard (2019), the US Securities and Exchange Commission (SEC) and the standards of the Public Company Accounting Oversight Board (PCAOB).

The Committee monitored the nature and extent of non-audit services on a regular basis to ensure the provision of non-audit services complied with the Group's policy and did not impair the auditor's objectivity or independence. The Committee noted that KPMG typically only performed non-audit services where they complemented its role as external auditor, for example the review of half year and EEV financial statements or additional assurance to support capital market requirements. This work has by necessity been significant as a result of the demerger of M&G in the prior year and the proposed separation of Jackson. It is not however considered to detract from the objectivity and independence of KPMG due to the nature of the work and the involvement of separate teams.

In keeping with professional ethical standards, KPMG also confirmed its independence to the Committee and set out the supporting evidence for their conclusion in a report that was considered by the Committee prior to publication of the financial results.
The Committee will continue to monitor developments to ensure the Group's policies and processes around audit effectiveness and independence evolve in line with market practice.

Fees paid to the auditor	The fees paid to KPMG for the year ended 31 December 2020 amounted to $16.0 million (2019: $30.4 million) of which $1.0 million (2019: $13.2 million) was total amounts payable in respect of non-audit services, except those required by law and regulation, as defined by the FRC's Revised Ethical Standard (2019). A breakdown of the fees payable to KPMG can be found in note B2.4 to the IFRS financial statements.

In 2019, $7.3 million of the $13.2 million spent on non-audit services, excluding those required by law and regulation was for one-off services associated with the demerger of M&G plc. Excluding these one-off fees in 2019, total non-audit service fees that are subject to non-audit fee cap were $5.9 million compared with $3.8 million in 2020. The decrease in 2020 primarily reflects a reduction in the level of elective regulatory disclosure work no longer being required. The ratio of non-audit fees for the Group in 2020 over the average of audit fees for the past three years is 28 per cent for the Group, 42 per cent below the 70 per cent cap set by the FRC.

In all these cases, the audit firm was considered the most appropriate to carry out the work, given its knowledge of the Group and the synergies that arise from running these engagements alongside its main audit.

Key matters considered during the year

Matter considered	How the Committee addressed the matter

All non-audit services were pre-approved by the Committee and were in line with the Policy discussed above.

Reappointment	Based on the outcome of the effectiveness evaluation and all other considerations, the Committee concluded that there was nothing in the performance of the auditor which would require a change. The Committee therefore recommended that KPMG be reappointed as the auditor. A resolution to this effect will be proposed to shareholders at the 2021 Annual General Meeting.

Audit tender	The Committee acknowledges the provisions contained in the UK Code in respect of audit tendering, along with European rules on mandatory audit rotation and audit tendering. In conformance with these requirements and as we committed in our Annual Report 2018, the Company has conducted a competitive tender to change audit firm for the 2023 financial year end. The external audit was last put out to competitive retender in 1999 when the present auditor, KPMG, was appointed. Since 2005, the Committee has annually considered the need to retender the external audit service.

The tender process has been led by the Audit Committee with the support of the Group Chief Internal Auditor. The overall objective of the audit tender has been to select an audit firm that would provide a high quality and effective audit. The planning for this tender process commenced in 2019 with the Committee Chair meeting with a number of firms, including firms outside of the 'Big Four', to assess interest and ability to tender for the audit, with focus on capability and resource to service the key Asian business units. This was supplemented by a formal request for information to those firms who indicated they would be interested in tendering. A formal invitation to tender was issued in June 2020 to those firms that confirmed they are able to undertake the audit. The formal assessment of candidate firms took place from July to September and was based on the candidate firms' written responses and a series of formal presentations to business units prior to the final presentation given to the Committee. The Committee recommended two firms to the Board with a preference for one and this was approved by the Board in December 2020. A description of the tender process is set out at the end of this report.

The auditor tender timeline takes into account the complexity of the Group and the expected timing of the introduction of IFRS 17 and allows the appointee time to ensure they meet the auditor independence requirements to which the Group is subject. The timing remains subject to the Committee's normal annual review of auditor performance and recommendation to shareholders.

Throughout the 2020 financial year, the Company has with the provisions of the Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 issued by the UK Competition and Markets Authority.

Key matters considered during the year

Matter considered	How the Committee addressed the matter

In line with the Financial Reporting Council's Ethical Standard, the rules and regulations of the SEC and the standards of the PCAOB, a new Group Lead Partner, Philip Smart, was appointed in respect of the 2017 financial year. Mr Smart is expected to be in place for a five-year term until the completion of the 2021 reporting cycle. A new Group Lead Partner will currently be required for the 2022 audit and an appropriate transition plan is being developed.

Second line oversight Whistleblowing

Whistleblowing	The Group continues to operate a Group-wide whistleblowing programme ('Speak Out'), hosted by an independent third party (Navex). The Speak Out programme received ad hoc reports from a wide variety of channels, including a web portal, hotline, email and letters. Reports are captured, confidentially recorded by Navex, and triaged by Group Security Investigations prior to investigation by the appropriate teams.

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

The Committee reviews the Group's Speak Out programme annually, satisfying itself that it continues to comply with regulatory and governance requirements. The Committee also considered the consistency of approach adopted across subsidiary audit committees. The Speak Out programme has been further strengthened during the year by the establishment of new management level committees. Where relevant, the Committee requested information on the sharing of lessons learnt.

The Chair and Committee spent time privately with the Group Resilience Director to understand outcomes of investigations, ensure that investigations were adequately resourced and appropriately managed, that there had been no retaliation against anyone making a report and that investigations were not improperly influenced.
A review of the Speak Out programme and its oversight was undertaken in 2020.

Third line oversight Internal audit

Third line oversight Internal audit Regular reporting	The Committee received regular updates from Group-wide Internal Audit (GwIA) on audits conducted and management's progress in addressing audit findings within agreed timelines. Any delays in implementing remediation actions were escalated to the Committee and given particular scrutiny.

The independent assurance provided by GwIA formed a key part of the Committee's deliberations on the Group's overall control environment. During 2020, the areas reviewed included: change management and transformation (in particular relating to the proposed separation of Jackson Financial Inc), financial controls, outsourcing and third-party supply, customer outcomes, cyber risk, compliance and regulatory, and the second line of defence. In addition, GwIA performed more business monitoring during 2020 to obtain a broader view of the business and enable more regular assessments of emerging risks and changes in the control environment. This has been achieved through a variety of methods including stakeholder discussions and an increasing use of data analytics.

Key matters considered during the year

Matter considered	How the Committee addressed the matter

The Group Chief Internal Auditor reports functionally to the Committee Chair and, for management purposes, to the Group Chief Executive, and also has direct access to the Chair of the Board. In addition to formal Committee meetings, the Committee meets with the Group Chief Internal Auditor in private to discuss matters relating to, for example, the effectiveness of the internal audit function, significant audit findings and the risk and control culture of the organisation.

The Committee Chair also meets with GwIA's Quality Assurance Director to discuss the outcome of the quality reviews of GwIA's work and actions arising.

Annual internal audit plan and focus for 2021	GwIA now operates a rolling six-month approach to audit planning. The Committee approved the plan for the second half of 2020. It also considered and approved the Internal Audit Plan, resource and budget for the first half of 2021.

The 2021 Internal Audit Plan was formulated based on a bottom-up risk assessment of audit needs mapped against various metrics combined with top-down challenge. The plan was then mapped against a series of risk and control parameters, including the top risks identified by the Risk Committee, to verify that it is appropriately balanced between financial, business change, regulatory and operational risk drivers and provides appropriate coverage of key risk areas and audit themes within a risk-based cycle of coverage. Key areas of focus for 2021 include: strategic change initiatives, customer outcomes, cyber security, financial risk and financial controls, culture, outsourcing and digitisation.
GwIA will also continue to consider how to address the needs of the audit committees of the material subsidiaries in Asia and the GWS standards being introduced by the Hong Kong IA.

Effectiveness of Internal Audit	The Committee is responsible for approval of the GwIA charter, audit plan, resources, and for monitoring the effectiveness of the function.
The Committee also assesses the effectiveness of GwIA through a combination of External Quality Assessment reviews, required every five years, and an annual internal effectiveness review.

A 2020 Internal Effectiveness review, performed by the GwIA Quality Assurance Director, was conducted in accordance with the professional practice standards of the Chartered Institute of Internal Auditors (CIIA) and assessed continued conformance with the CIIA guidance for Effective Internal Audit in the Financial Services (the CIIA Code). The review concluded that GwIA continued to comply with the requirements of internal audit policies, procedures and practices, and standards in all material respects relating to audit planning and execution, and continued to be aligned with its mandated objectives and maintained general conformance with the CIIA Code.

During 2020, GwIA also continued to develop its practices with enhancements to methodology, approaches to audits and the use of data analytics. Latterly in 2020 and in preparation for the proposed separation of Jackson Financial Inc, the function initiated work to create two appropriately skilled and sized, independent internal audit functions, where previously there had been a single function.

Key matters considered during the year

Matter considered	How the Committee addressed the matter

Internal control

Internal control and risk management systems	The Committee is responsible for reporting and making recommendations to the Board on the effectiveness of the Group's system of risk management and internal control.

The Committee considered the outcome of the annual review of the systems of risk management and internal control. The review identified specific areas for improvement and the necessary actions that have been, or are being, taken. The Committee considered in particular the changes made to US statutory reporting as announced on 28 January and the actions taken, including an independent review by external advisers of the revised model. They also took the opportunity to consider with management the existing reviews and controls around model changes more widely, including in Asia. Alongside the review carried out by management, the Committee considered that enhanced governance over the more material Asian subsidiaries as previously discussed was providing them with deeper insight, as were the projects to prepare for GWS and IFRS 17.

The Committee noted the comparatively low rating for audit and risk governance within the Governance QualityScore issued by Institutional Shareholder Services and satisfied itself that this reflected historic matters that were the subject of the FCA's fine of The Prudential Assurance Company Limited in September 2019, pre the demerger, rather than any broader concerns about the Company's governance arrangements.

Governance

Group Governance Manual	The Group Governance Manual sets out the policies and procedures by which the Group operates within its framework of internal governance, taking into account relevant statutory and regulatory matters.
Incorporating our Group Code of Business Conduct, the Group Governance Manual sets out the general principles by which we conduct our business and ourselves. Each business attests annually to compliance with:

•

Mandatory requirements set out in Group-wide policies, including the Group Code of Business; and

•

Matters requiring prior approval from those parties with delegated authority.

The Committee reviewed the results of the Group Governance Manual annual content review and the results of the year end compliance attestation for the year ended 31 December 2020.

Competence and experience	In relation to the provisions of the UK Code and HK Listing Rules, the Board is satisfied that David Law has recent and relevant financial experience and that the Committee as a whole has competence relevant to the sectors in which the business operates.
Full biographies of the Committee members including experience and professional qualifications, are set out in the Board of Directors section above.
The Board has determined that David Law qualifies as the designated Audit Committee Financial Expert under the SEC rules consistent with Section 407 of the Sarbanes-Oxley Act.

Audit tender in 2020

Introduction

The Prudential Group's Annual Report 2018 noted the Group's intention to commence a tender process to appoint a new auditor in line with the UK Code in respect of audit tendering and European rules on mandatory audit rotation. The external audit tender resulted in the proposal, subject to shareholder approval at the 2023 AGM, to appoint EY as the Prudential external auditor for the financial year 2023.

The process ran from November 2019 to December 2020, was led by the Committee and was in compliance with statutory requirements and guidance issued by the FRC.

Governance

The objective of the audit tender was to select the best audit firm to provide a high quality, effective and efficient audit in succession to KPMG, recognising the business lines and geographical spread of the organisation. To ensure a transparent and robust selection and evaluation process, the Committee assumed responsibility for leading the tender process and recommending the preferred firm to the Board.

Prior to commencing the audit tender, two potential conflicts of interest were specifically recognised. These related to the Chair of the Committee's former positions and pension from PwC and the Group Chief Financial Officer and Chief Operating Officer's former position and pension from Deloitte. To mitigate the risk the Group Chief Internal Auditor was asked to support the audit tender process. In addition, with the Committee's agreement, the Chair recused himself from the final decision and asked Alice Schroeder to chair those meetings at which decisions regarding the tender were made.

Participants

Five firms were approached (three from the 'Big Four' and two 'challenger' firms). The two challenger firms chose not to take part in the process due to resources and strategic focus. Request for Information (RFI) letters were issued to the remaining candidate firms in November 2019. EY and PwC responded positively, confirming their intention to commit to the tender process and that they could meet the independence requirements. Deloitte noted potential independence concerns and subsequently withdrew from the process as they did not believe these could be resolved.

Scope of tender

The audit tender was designed to select the Prudential Group's external auditor, as well as the auditor for the business units across the group. The audit tender acknowledged that certain local companies within the Group had separate auditor rotation requirements.

Independence

Firms were asked to confirm that they would be able to demonstrate how independence would be achieved by no later than 31 December 2021, in accordance with the FRC Revised Ethical Standard 2019 and PCAOB auditing and related professional practice standards. In response, the firms confirmed their ability to assert their independence by 31 December 2021 and set out how this would be achieved in respect of:

  •
  Current engagements (non-audit services) with Prudential;
  •
  Prudential's management of the firm's investments and investments Prudential may hold in the firm;
  •
  Internal procedures for dealing with the personal independence of the firm's partners, former partners and staff (in respect of direct investments, pensions of former partners and pensions held); and
  •
  Other current business relationships with Prudential.

Prudential is satisfied that the required independence of the audit firm can be achieved.

Selection criteria

In order to codify what was required of the firms, a transparent set of selection criteria was devised and incorporated in scorecards used to evaluate the firms' proposals and presentations:

  •
  Core requirements – the standards candidate firms were required to demonstrate to enable them to fulfil the audit of all in-scope business units within the Group; and
  •
  Further differentiators – criteria designed to assist in distinguishing between the candidate firms should there be no clear difference based on the core requirements.

The selection criteria also took account of local qualification requirements to ensure that these were able to be satisfied.

Access to information

In order to ensure a level playing field (ie a fair, open and transparent tender process), between June and September 2020 both firms were given access to management and key stakeholders across the Group in order to help them understand the business and better tailor their proposals. These meetings included the Head Office locations and the principal business units. The information received by the candidate firms from these visits was supplemented with the provision of additional information made available through a virtual data room to ensure both firms had the same information.

Evaluation activities

The following activities were conducted to assess the firms and inform evaluation against each of the evaluation criteria:

  •
  Written proposals – Prepared for the Group and principal business units.
  •
  Formal assessed presentations – To the Audit Committee in Jackson National Life Insurance Company and Jackson National Asset Management, to Group Finance and a presentation to a panel in Prudential Corporation Asia which included the audit committee chairs of the Hong Kong and Singapore life businesses.
  •
  Meetings with chief finance officers of local business units in Asia and Africa – To assess the firm's capability in local markets and their ability to perform the role of local statutory auditor.
  •
  Technical case studies – Both firms participated in an exercise to help assess how they would work with Prudential on a technical matter.
  •
  Technology demonstration – These events gave both firms the opportunity to set out their technology and innovation strategy and how this could enhance the quality of the audit; and
  •
  Formal Presentations to the Committee – A summary of the assessments from the above process was presented to the Committee in advance of final formal presentations.

Evaluation

The Committee recommended both EY and PwC to the Board and considered both able to conduct a high quality audit of the Group. The Committee identified a first and second choice, and at its meeting on 3 December 2020 the Board resolved that it intends to recommend EY for appointment for the year ending 31 December 2023, subject to shareholders' approval at the AGM in 2023. In making this decision, the Board noted that EY had particularly differentiated themselves with the Asian experience of their team.

Transition

KPMG will remain the Group's auditor until 2023. Over the intervening period EY and the Group will start the transition process, including independence in respect of non-audit services and other business relationships globally and preparation for the introduction of revised accounting procedures IFRS 17 and IFRS 9.

Risk Committee report

This report describes how the Risk Committee has fulfilled its duties under the terms of reference during 2020.

The Committee assists the Board in providing leadership, direction and oversight of the Group's overall risk appetite, limits and strategy. It also oversees and advises the Board on current and future risk exposures of the Group, including those which have the potential to impact on the delivery of the Group's Business Plan. The Committee reviews the Group Risk Framework and recommends changes to it for approval by the Board to ensure that it remains effective in identifying and managing the risks faced by the Group. The Committee received regular reports from the Group Chief Risk and Compliance Officer, who is advised by the Group Executive Risk Committee (GERC). The Chair provided feedback on the performance of the Group Chief Risk and Compliance Officer to the Group Chief Executive as part of the annual evaluation of the Board and its members. The Committee also received regular reports from the Group-wide Internal Audit function and updates from other areas of the business as needed.

The risk governance arrangements for the Group's major businesses were delayered and strengthened in 2020 with the implementation of direct lines of communication, reporting and oversight of the risk committees of these businesses by the Committee. To support the enactment of these arrangements, the terms of reference for the major business unit risk committees were aligned and approved locally and include a standing invitation for the Group Chief Risk and Compliance Officer and Group Chief Executive and the requirement for relevant risk escalations directly to the Committee.

Covid-19 risks and responses

As the Covid-19 crisis started to take hold at the start of the year the Group responded incisively. An additional meeting of the Committee was convened in March to consider the potential impacts and disruption to the Group's people, customers and service delivery and to its solvency, liquidity position and credit risk exposures. At the same meeting the Committee reviewed and approved a recalibration to the Group's Economic Capital (ECap) solvency risk appetite target given the evident shift in the position in the economic cycle triggered by the pandemic. High cadence monitoring, with a focus on solvency and liquidity risks to the Group, was performed through a series of meetings of the Critical Incident Group (CIG), invoked by the Group Chief Risk and Compliance Officer under the Group's Critical Incident Procedures. Key updates from the CIG meetings were provided to the Committee.

In addition to the operational and market impact of Covid-19, the pandemic has accelerated digital adoption at the Group's agency business and increased the user base of Prudential's digital health application Pulse. Increased digitalisation was an emerging focus during 2020 and will remain a prominent theme in 2021. For the remainder of the year, the Committee also considered changes to the Group's sales processes (including the rollout of virtual face-to-face sales processes across its markets and associated regulatory and conduct risk implications) and the impact to sales, claims, lapses and surrenders. The Committee also monitored the operational resilience of the business and its key third parties as well as its information security posture and cyber defence capabilities amidst the crisis

Regulatory matters
To align Hong Kong's regulatory regime with international standards and practices, the Hong Kong IA has developed a new group-wide supervision (GWS) framework for multinational insurance groups under its supervision. On 24 July 2020 the Insurance (Amendment) (No. 2) Ordinance, being the enabling primary legislation providing for the GWS Framework, was enacted. This primary legislation is supported by subsidiary legislation and guidance material from the Hong Kong IA. The relevant subsidiary legislation, including the Insurance (Group Capital) Rules, was tabled before the Legislative Council on 6 January 2021 and will also come into operation on 29 March 2021. The GWS framework is expected to become effective for Prudential upon designation by the Hong Kong IA in the second half of 2021, subject to transitional arrangements. The framework is based on a principle-based and outcome-focused approach and allows the Hong Kong IA to exercise direct regulatory powers over the holding companies of multinational insurance groups, reinforcing Hong Kong's position as a preferred base for large insurance groups in Asia Pacific and as a global insurance hub. During 2020, the Hong Kong IA engaged with the Group and other relevant stakeholders in the development of the GWS framework, which will be anchored on the requirements for three pillars: capital, risk and governance, and disclosure. Prior to the GWS framework becoming effective, the Group remains subject to the Regulatory Letter signed with the Hong Kong IA, which outlines the interim supervision arrangements from October 2019 when it became the Group-wide supervisor of the Group.

During the year, the Committee has received regular updates from the Group Chief Risk and Compliance Officer on GWS developments as well as compliance with the existing regime and the Group's preparation for the implementation of the new framework.

The Group Chief Risk and Compliance Officer briefed the Committee regularly on developments in systemic risk regulation and the Insurance Capital Standards (ICS). We considered the Group's FY 2019 ICS results, including the results from the 2020 data collection exercise and the latest developments in the Standards in December. Many of the policy requirements that resulted from the Group's prior designation in 2016 as a Global Systemically Important Insurer (G-SII) have been adopted into the Insurance Core Principles (ICPs) and the Common Framework (ComFrame). The Committee therefore considered and approved the Group's 2020 Systemic Risk Management Plan, Liquidity Risk Management Plan and Recovery Plan.

Transformation risk, including the proposed Jackson separation, and other in-depth reviews

During 2020, a key area of consideration for the Committee was the risks associated with the Group's key strategic change initiatives, which included the Athene reinsurance and equity injection transactions and the Group's digital transformation, as well as those related to IFRS 17 and LIBOR transition. The Committee also considered risk opinions related to the financial and non-financial risks to the execution of the Jackson separation strategy and reviewed the risk disclosures within key in-progress transaction documentation, including those for the Prudential plc shareholder Circular and Jackson's Form 10 Information Statement.

In-depth reviews were performed on existing and emerging high-risk areas including the risks related to the Group's insurance products in Asia and Africa; the product portfolio at Prudential Life Thailand; and the actions for managing the risks from historically low interest rates during the year in Hong Kong, Singapore, Thailand and Vietnam. The latter review formed part of a series of work considering the long-term impact of lower interest rates on product profitability and local business unit solvency. Following a 2019 deep dive review performed on Digital Transformation and Artificial Intelligence (AI), a number of developments resulting from the review were considered by the Committee during 2020. This included progress updates on the development of AI governance and Ethics Principles for the Group.

Risk appetite and principal risks

The Committee performed its regular review of the Group's risk policies and proposed changes to the Group risk appetite statements. Aligned with these reviews, proposals to amend associated limits were also considered. The Committee reviewed the Group's annual ORSA report in May, and in light of the change in the Group's risk profile following the Athene transactions and the changes in the economic environment driven by the pandemic, an interim refreshed ORSA update was reviewed by the Committee in September. In addition to the frequent monitoring performed during the most acute phases of the market turmoil in the first half of 2020, we regularly reviewed the strength of our capital and liquidity positions (including the results of stress and scenario analyses) under the Hong Kong IA's Local Capital Summation Method (LCSM) to assess the resilience of the buffer above the Group's regulatory capital requirements.

The Committee also considered the principal risks facing the Group and received updates on these through the course of the year, as well as reports from the risk committee chairs of the Group's major businesses, with the chief risk officers of Prudential Corporation Asia and Jackson regularly attending Committee meetings. A fuller explanation of principal risks facing the Group and the way in which the Group manages these is set out in the Group Risk Framework section of this report. During 2020, the Committee considered risk assessments and opinions on key areas covering the risks associated with the Group's Business Plan and executive remuneration.

In respect of our principal risks, we continued to focus on the risks to the Group's financial viability and non-financial sustainability. This includes those arising from the external business and macroeconomic environment in which the Group operates, including the implications of sustained low interest rates; risks arising from the nature of the Group's business and industry; risks around global legal and regulatory compliance; and environmental, social and governance (ESG) related risks. In May 2020, a joint session with the Audit Committee on cyber security included an update on the Group-wide response to Covid-19 related cyber security risks, as well as progress updates on the Group's Privacy Programme and the standardised Information Security Programme across the businesses. The Committee approved a global set of ethics principles for artificial intelligence and complex tools (forming part of the Group Code of Business Conduct) in May, and in December was provided a progress update on the development of the governance in this area.

The Committee convened an additional meeting in September focusing on ESG risks, in particular climate-related transition risk for the Group's invested assets. Aligned to the strategic focus by the Group on its purpose, culture and values and the adoption of People & Culture as one of the Group's principal risks at the beginning of 2020, the Committee considered how the Group's culture initiative and purpose could be applied to support sound risk management practice, behaviours, conduct and awareness. In December 2020, after a successful period of road-testing, the Committee approved a new Group Customer Conduct Risk Policy.

Committee governance

The Committee works closely with the Audit Committee to ensure both Committees are updated and aligned on matters of common interest. Where responsibilities are perceived to overlap between the two Committees, David Law and the Chair agree the most appropriate Committee to consider the matter. Aligned with the consolidation of the Risk, Compliance and Security functions under the leadership of the Group Chief Risk and Compliance Officer during 2019, the Committee assumed responsibility for Compliance oversight from the Audit Committee with effect from 1 January 2020. The Committee considered and approved the Risk and Compliance plans for the year.

Following the demerger of M&G in October 2019, the Committee was focused on overseeing the development and embedding of new governance arrangements across the Group's Asian business, building direct communication and escalation links with the existing local risk committees of the significant businesses. Regular direct communication with each of the local chairs remains a key component of our governance framework, and the Chair has worked closely with the respective chairs of our significant business unit risk committees during the year. At each meeting, the Chair updates the Committee on important points raised at local level, and after the meeting the Chair reports to the Board on the main matters discussed.

In order to foster a close and collegiate working relationship at the Committee and with the local audit committees, David Law and the Chair held a session attended by all of the non-executive directors at the four major Prudential Corporation Asia businesses.

Committee members
Jeremy Anderson (from 1 January 2020, and Chair from 14 May 2020)
David Law
Kai Nargolwala
Alice Schroeder
Tom Watjen
Howard Davies (Chair until 14 May 2020)

Regular attendees
Chair of the Board
Group Chief Executive
Group Chief Risk and Compliance Officer
Group Chief Financial Officer and Chief Operating Officer
Company Secretary
Group Chief Internal Auditor

Chief risk officers of the main business units and members of the Group Risk Leadership Team are invited to attend each meeting as appropriate.

Number of meetings in 2020
Eight

How the Committee spent its time during 2020

	Feb	Mar	May	Jul	Sep[1]	Dec
Risk and market updates
Group Chief Risk and Compliance Officer reporting	•	•	•	•	•	•
Updates from significant business risk committees	•	•	•	•	•	•
Risk management
Group principal risk identification and discussions[1]	•	•	•	•	•	•
– Covid-19 related risks		•	•	•	•	•
– Information security and privacy			•			•
– ESG including climate related transition risks				•	•
Deep dives	•		•	•	•	•
Business unit specific risk matters	•	•	•	•	•	•
Risk assessment of Business Plan						•
Risk function effectiveness	•
Risk oversight of remuneration	•				•	•
Regulatory and Compliance
Group regulatory and compliance reporting	•		•	•	•	•
GWS	•		•	•	•	•
Risk and Compliance Framework
Internal model development and changes			•		•	•
Group Risk appetite review		•		•
Risk limit updates				•		•
Risk, Compliance and Security policy framework	•			•		•
Group-wide Internal Audit update	•		•	•	•	•
Governance arrangements and terms of reference (including business units)	•		•	•		•
External reporting
Full year and half year risk disclosures	•			•
ECap full and half year results	•		•		•
Own Risk and Solvency Assessment			•		•
Systemic risk reports (LRMP, SRMP, RCP)					•
ICS results						•

1
An additional meeting to the usual scheduled meetings was held in September to discuss ESG risks, in particular climate-related transition risk for the Group's invested assets.

In addition:

  •
  A meeting was held in June to discuss the risk opinion on the equity investment by Athene in Prudential's US business.
  •
  Two joint meetings with the Audit Committee were held: in May to discuss cyber security and governance matters (all Non-executive Directors were invited); and in September to discuss Form S-1 Registration Statement.

Key matters considered during the year

Matter considered	How the Committee addressed the matter

Risk and Compliance framework	The Group Risk Framework and risk policies were subject to both their regular annual review and a gap analysis of the Group's policies was performed against the incoming requirements of the Hong Kong Insurance Authority's (IA's) Group-wide Supervision Framework. Changes were recommended by the Committee for approval by the Board.

Annually, business units are required to assess and certify their compliance with the Group Risk Framework and associated policies as part of the annual Group Governance Manual certification process. The certification process is facilitated by the Risk, Compliance and Security function and subject to oversight by the Committee.

The Committee conducted its annual review of risk effectiveness in February. It also considered the effectiveness of, and approved updates to, the Group Risk Mandate which formally sets out the purpose and responsibilities of the Group Risk function and its effectiveness in overseeing the key risks to the Group.
The Committee also reviewed the methodology and calibration of the Group internal model.

Group Risk appetite	The Committee is responsible for recommending changes in the Group's overall risk appetite and tolerance to the Board for approval.

In March, the Committee reviewed and approved a reduction in the Group's Economic Capital (ECap) solvency risk appetite given the change in the position of the economic cycle triggered by the pandemic, and the reversal of this change on the subsequent recovery of the economic cycle indicators.

The Committee also performed its annual review of the Group Risk Appetite Statement and associated limits. These are defined in aggregate for financial and non-financial risks by the setting of objectives for its liquidity, capital requirements and non-financial risk exposure. As part of this review, the Committee approved the adoption, following a period of road-testing, of a revised Liquidity Coverage Ratio (LCR) metric and a revision of the LCR trigger level.

Group-wide Supervision Framework (GWS)	Since the demerger of M&G plc, the Group has been subject to the consolidated supervision of the Hong Kong IA as Prudential's Group-wide supervisor.

Key updates on GWS developments and implementation progress were provided to the Committee during the year.

Business Plan	As part of its role in overseeing and advising the Board on future risk exposures and strategic risks, the Committee reviewed the risk assessment of the Business Plan, which included key financial risks (including those associated with the challenging macroeconomic and geopolitical environments, being more uncertain than those foreseen in previous Plan assessments, and including prolonged low interest rates) and non-financial risks (including the execution risks in delivering the Group's announced strategy for Jackson; risks to top-line sales growth and increasing third party risk). The analysis review included sensitivity assessments of the impact of various plausible scenarios.

Own Risk and Solvency Assessment (ORSA)	The ORSA is a key ongoing process for identifying, assessing, controlling, monitoring and reporting the risks to which the Group is exposed and assessing capital adequacy over the business planning horizon. In May, the Committee considered the Group's ORSA report, based on the Business Plan, prior to its approval by the Board. An additional interim ORSA report was considered by the Committee in September, produced in light of the change in the Group's risk profile following the Athene transactions and the changes in the economic environment driven by the pandemic.

Key matters considered during the year

Matter considered	How the Committee addressed the matter

Stress and scenario testing	The Committee is responsible for reviewing the outcome and results of stress and scenario testing, which is a key risk identification, measurement and management tool for the Group.

Stress and scenario testing is a key component of the Group's ORSA and the risk assessment of the Business Plan, as described above, as well as its Recovery Planning and Reverse Stress Testing (RST). The Group's Recovery Plan, considered by the Committee in September, included an assessment of the financial and operational resilience of Prudential. The Plan concluded that despite the challenging conditions linked to Covid-19 and significant stress experienced in the first half of 2020, the Group's position remained strong and that a range of credible recovery actions remain available, at both Group and business unit level which are considered sufficient to recover the Group's position if it comes under severe stress.

Systemic Risk Management	The FSB has endorsed a new Holistic Framework for systemic risk management and suspended G-SII designations until a review is undertaken in 2022.

Many of the policy requirements that resulted from the Group's prior designation in 2016 as a Global Systemically Important Insurer (G-SII) have been adopted into the Insurance Core Principles (ICPs) and ComFrame – the common framework for the supervision of Internationally Active Insurance Groups (IAIGs). As Prudential is expected to satisfy the criteria of an IAIG, these measures are anticipated to continue for the Group. The Committee therefore considered, and recommended for approval by the Board, the Systemic Risk Management Plan, Recovery Plan and Liquidity Risk Management Plan.

Transformation activity and proposed Jackson separation	During 2020, a key area of consideration for the Committee was the proposed Jackson separation, which contributed to the portfolio of key strategic change activity across the Group. The Committee's work included consideration of risk opinions related to the financial and non-financial risks to the execution of the proposed Jackson separation, reviewing the risk disclosures within key in-progress transaction documentation, including those for the Prudential plc shareholder Circular and Jackson's Form 10 Information Statement and the revision to Jackson's hedge modelling for US statutory standards for calculating reserves and capital.

The Committee was provided with updates on other transformation activity throughout the year. It received regular updates on the Group's portfolio of key strategic change initiatives, including those related to IFRS 17, the Group's digital transformation and LIBOR transition.

Covid-19 related risks	The impact of the Covid-19 pandemic has been broad, with implications for the Group's solvency and liquidity position and many of its principal risks. At an additional meeting of the Committee convened in March as the crisis started to unfold, the Committee reviewed and approved a recalibration to the Group's Economic Capital (ECap) solvency risk appetite. Key updates focusing on solvency and liquidity risks to the Group from the meetings of the Critical Incident Group, convened by the Group Chief Risk and Compliance Officer under the Group's Critical Incident Procedures, were provided to the Committee.

The Committee received regular updates on the nature and extent of the impacts across its principal risks, including the changes to the Group's sales processes (including the rollout of virtual face-to-face sales processes across its markets and associated regulatory implications) and the impact to sales, claims, lapses and surrenders. The Committee also monitored the operational resilience of the business and its key third parties as well as its information security posture amidst the crisis.

Key matters considered during the year

Matter considered	How the Committee addressed the matter

Group principal risks	The Committee evaluated the Group's principal risks, considering recommendations for promoting additional risks and changes in the scope of existing risks. In addition to those impacted by the pandemic as outlined above, the Committee also received regular reporting on principal and emerging risks and external events, such as the international responses to the enactment of the national security law in Hong Kong, over the course of the year within the Group Chief Risk and Compliance Officer's regular report to the Committee. Further information about how the Group identifies emerging and principal risks can be found in the Group Chief Risk and Compliance Officer's report.

Additional meetings of the Committee were convened in March and September focusing on Covid-19 driven risks and ESG risks, in particular climate-related transition risk for the Group's invested assets, respectively.

The Group Chief Risk and Compliance Officer 's reports also provided the Committee with regulatory updates; the implications of the developing global capital standards including the engagement with the Hong Kong IA on the development of GWS; and developments in the area of systemic risk management.

Deep dives	As part of its risk oversight responsibilities, the Committee also considers the result of 'deep dive' risk reviews performed over the year.

In 2020, these focused on the risks related to the Group's insurance products in Asia and Africa; the product portfolio at Prudential Life Thailand; and the actions for managing interest rate risk in Hong Kong, Singapore, Thailand and Vietnam. The latter review formed part of a series of work considering the impact of lower for longer interest rates.

Following a 2019 deep dive review performed on Digital Transformation and Artificial Intelligence (AI), a number of developments resulting from the review were considered by the Committee during 2020. This included progress updates on the development of AI governance and Ethics Principles for the Group.

Information security and privacy	During 2020, updates were provided to the Committee on progress made in the operationalisation of the Group-wide governance model and strategy for cyber security management and data privacy risks. In May, in a joint session of the Risk and Audit Committee to which all Non-executive Directors were invited, updates on the Group-wide response to Covid-19 related cyber security risks, and progress on the Group's Privacy Programme and the standardised Information Security Programme across the businesses, were provided.
The Committee received regular updates on Group-wide information security and privacy metrics providing a view of security posture across the businesses.

Remuneration	The Committee has a formal role in the provision of advice to the Remuneration Committee on risk management considerations in respect of executive remuneration. It considered risk management assessments of proposed executive remuneration structures and outcomes during the year, making related recommendations to the Remuneration Committee for their consideration.

Compliance and audit reporting	The Committee received regular reporting on key compliance risks and mitigation activity throughout the year. It also reviewed and approved updates to regulatory compliance risk-related policies including changes to the Personal Account Dealing Policy and the Conflicts of Interest Policy. The Committee also approved, after a successful period of road-testing, a new Group Customer Conduct Risk Policy. The Committee received updates from Group-wide Internal Audit throughout the year relating to effectiveness of risk management and internal control systems and other matters relating to its responsibilities.

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

As a company listed on the London Stock Exchange, Prudential is required to comply with the Listing Rules, the Disclosure Guidance and Transparency Rules and the Prospectus Rules issued by the FCA. Prudential is also required, pursuant to the Listing Rules, to report on its compliance with the UK Corporate Governance Code (the "UK Code") which is issued by the Financial Reporting Council. Throughout 2020, the UK Code applicable to Prudential consisted of a number of main principles, and a series of more detailed provisions. The Listing Rules stipulate that Prudential must set out to shareholders how it has applied the main principles of the UK Code and a statement as to whether it has complied with all relevant provisions. Where it has not complied with all the applicable provisions of the UK Code, it must set out reasons for such deviation (the so-called "comply or explain" regime).

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

The Independence of Directors is outlined in the 'Board of Directors' section above.

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

The UK Code requires that these roles be fulfilled by different individuals. As at 15 March 2021, the roles of the CEO and Chair of the Board are fulfilled by Mike Wells and Shriti Vadera, respectively.

Committees of the board

Prudential has established a number of Board Committees which are similar in both composition and purpose to those required under the NYSE Rules. The membership of these committees is entirely made up of non-executive directors whom the board has deemed to be independent. The chair of the Nomination & Governance Committee is the Chair of the Board, as permissible under the UK and HK Codes. The Chair is not a member of the Remuneration, Risk or Audit Committee Paul Manduca was the Chair of the Board up until 31 December 2020. Shriti Vadera became the Chair of the Board from 1 January 2021.

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

Prudential has established a Nomination & Governance Committee whose membership consists of independent Non-Executive Directors and the Chair. The Committee is not responsible for developing and recommending a set of corporate governance guidelines to apply to the Company as would be applicable for a US domestic company.

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

Issued share capital

The issued share capital as at 31 December 2020 consisted of 2,609,489,702 (2019: 2,601,159,949) ordinary shares of 5 pence each, all fully paid up and listed on the London Stock Exchange and the Hong Kong Stock Exchange. As at 31 December 2020, there were 45,176 (2019: 46,847) accounts on the register. Further information can be found in note C8 to the consolidated financial statements.

As at 11 March 2021, the issued share capital of Prudential consisted of 2,609,521,199 ordinary shares of 5 pence each, all fully paid up and listed on the London Stock Exchange and the Hong Kong Exchange. No shares were held in treasury.

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

As at 11 March 2021, Trustees held 0.4 per cent of the issued share capital under the various plans in operation.

Rights to dividends under the various plans are set out in 'Compensation and Employees' section of this report.

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

Changes in share capital and authority to issue shares

Under English law, directors require authority from shareholders, other than under certain types of employee share schemes, whenever shares are issued. Newly issued shares must first be offered to existing shareholders pro rata to their holdings (pre-emption rights) subject to certain exemptions, for example, where shares are issued for non-cash consideration or in respect of certain types of employee share schemes.

Prudential seeks authority from its shareholders on an annual basis to issue shares up to a maximum amount of which a defined number may be issued without pre-emption rights applying. Dis-application of statutory pre-emption procedures is also available for rights issues. The existing authorities to issue shares and dis-apply pre-emption rights are due to expire at the end of the 2021 annual general meeting of the Company when shareholder approval will be sought to renew and enhance those authorities.

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

Mandatory Convertible Securities (MCS)

At the Company's annual general meeting held on 14 May 2020, shareholders renewed the authority for Directors to issue Ordinary Shares or grant rights to subscribe for or to convert or exchange any security in the Company in connection with an issue of MCS. The authority gave the Company the ability to make allotments of equity securities pursuant to any proposal to issue MCS without the need to comply with the pre-emption requirements of the UK statutory regime. The authority is limited to approximately ten per cent of the issued Ordinary Share capital of the Company. The authority to allot MCS will expire at the earlier of 30 June 2021 or the conclusion of the Company's 2021 annual general meeting of the Company.

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

The Company periodically undertakes share forfeiture programmes. If a shareholder is recorded as untraced for more than 12 years, the shares are deemed as forfeited and sold by the Company. The proceeds from the sale of the forfeited shares are held for a period of six years by the Company, as required under the Articles.

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

Board of Directors

Subject to the Articles and to any directions given by special resolution by shareholders, the business of the Company is managed by the Board, which may exercise all the powers of the Company. However, the Company's shareholders must approve certain matters, such as changes to the share capital and the election and re-election of Directors. Directors are appointed subject to the Articles. The Board may appoint Directors to fill vacancies and appoint additional Directors who hold office until the next general meeting. The Articles require that each Director must have beneficial ownership of a given number of Ordinary Shares. The number of Ordinary Shares is determined by ordinary resolution at a general meeting and is currently 2,500.

Shareholders may appoint and remove Directors by ordinary resolution at a general meeting of the Company. The UK Corporate Governance Code contains a provision that all Directors should stand for annual re-election. In line with these provisions, all Directors, except those who are retiring or being elected for the first time, are expected to stand for re-election at the 2021 annual general meeting.

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

Directors' power to vote on own terms of appointment

A Director shall not vote on or be counted in the quorum in relation to any resolution of the Board concerning his or her own appointment, or the settlement or variation of the terms or the termination of his or her own appointment, as the holder of any office or place of profit with the Company or any other company in which the Company is interested.

Directors' remuneration

The remuneration of the Executive Directors and the Chair is determined by the Remuneration Committee, which consists solely of Non-executive Directors. The remuneration of the Non-executive Directors is determined by the Board. For further information, including information on payments to Directors for loss of office, see, 'Compensation and employees'.

Change of control

There is no specific provision in the Articles that would have an effect of delaying, deferring or preventing a change in control of Prudential and that would operate only with respect to a merger, acquisition or corporate restructuring involving Prudential, or any of its subsidiaries.

Exclusive jurisdiction

Under the Articles, any proceeding, suit or action between a shareholder and Prudential and/or its Directors arising out of or in connection with the Articles or otherwise, between Prudential and any of its Directors (to the fullest extent permitted by law), between a shareholder and Prudential's professional service providers and/or between Prudential and Prudential's professional service providers (to the extent such proceeding, suit or action arises in connection with a proceeding, suit or action between a shareholder, Prudential and/or its Directors and/or such professional service provider) may only be brought in the courts of England and Wales.

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

COMPENSATION AND EMPLOYEES

Our Executive Directors' remuneration at a glance

What performance means for Executive Directors' pay

At Prudential, remuneration packages are designed to ensure strong alignment between pay and performance. 2020 saw the Group perform well against its key operating profit and operating free surplus generation targets in the face of difficult external conditions. This has been reflected in both the annual bonuses paid and the release of long-term incentive awards, as set out in the Annual report on remuneration.

The financial performance, combined with his effective personal leadership, resulted in an overall bonus outcome for Mr Wells of 66 per cent of his maximum opportunity. However, the Committee and Mr Wells recognised the impact on investors of elements of the Group's announcement on 28 January 2021 with respect to Jackson and the Committee exercised its discretion to reduce Mr Wells's 2020 bonus outcome by 30 per cent (from 66 to 46 per cent of his maximum opportunity).

The value of the performance-related elements of remuneration is added to the fixed packages provided to Executive Directors to calculate the 2020 'single figure' of total remuneration. The total 2020 'single figure' for the Group Chief Executive is 11 per cent less than the total 2019 'single figure'. This chiefly reflects the reduction in the value of his 2020 bonus and the decrease in the pension contribution from 25 per cent to 13 per cent of salary. The values for the current Executive Directors are outlined in the table below:

		Fixed pay		Variable pay

Executive Director	Role	2020 salary ($000)	Pension and benefits ($000)	2020 bonus ($000)	PLTIP vesting ($000)	2020 single figure[1] ($000)	2019 single figure[2] ($000)

Mark FitzPatrick	Group Chief Financial Officer and Chief Operating Officer	980	410	1,186	1,405	3,981	4,316

James Turner[3]	Group Chief Risk and Compliance Officer	950	812	1,322	729	3,813	3,146

Mike Wells	Group Chief Executive	1,481	646	1,355	3,398	6,880	7,671

Notes

1
The 2020 single figure is presented in USD (the Company's reporting currency).
2
The revised 2019 single figure reflects the actual PLTIP value for awards with performance period ending in 2019, valued using the share price on the date of vesting of £10.21 (£12.60 for Mark FitzPatrick), and including additional dividends paid. The 2019 single figure has been converted to USD.
3
Mr Turner relocated to Hong Kong on 1 August 2019 and has since been paid in HK dollars, while Messrs Wells and FitzPatrick are paid in sterling. Exchange rate fluctuations will therefore impact the reported values. Actual amounts paid and the rates of exchange used to convert into a single currency are set out in the Notes to the 'single figure' table in the Annual report on remuneration.

Aligning pay and performance in the context of Covid-19

Prudential has a highly resilient business model and remains well placed to support its customers and distribution partners, and deliver profitable growth for its shareholders. Nevertheless, in light of the challenges presented by Covid-19 and the need for continued restraint in executive remuneration, in April 2020 Prudential's Executive Directors proposed the following changes to their remuneration, which were accepted by the Remuneration Committee:

  •
  A reduction in the salaries of Executive Directors to the level on 31 December 2019, reversing the 2 per cent salary increase with effect from 1 April 2020.
  •
  A reduction in the pension benefits of incumbent Executive Directors from 25 per cent to 13 per cent of salary, with effect from 14 May 2020, a level in line with the employer pension contribution available to the UK workforce.
  •
  The Group Chief Financial Officer and Chief Operating Officer's 2020 PLTIP award was maintained at 250 per cent instead of moving to the level of 300 per cent of salary provided by the policy.

In recognition of the continued focus on pay restraint and after due deliberation, the Committee considered there should be no salary increases for the Executive Directors for 2021. The factors taken into account by the Committee when determining that the pay freeze should apply included treatment of all Company stakeholders and pay fairness. 2021 will be the ninth consecutive year in which the increases generally offered to executives have been below or close to the bottom of the salary increase budget ranges for the broader workforce.

Remuneration packages for 2021, effective 1 January 2021, are set out in detail in the Annual report on remuneration and are summarised below:

				Annual Incentive Plan (AIP)

Executive Director	Role	2021 salary (Local currency)	2021 salary (USD)[1]	Maximum bonus (% of salary)	Bonus deferred (% of bonus)	PLTIP award (% of salary)[2]

Mark FitzPatrick	Group Chief Financial Officer and Chief Operating Officer	£760,000	$975,000	175%	40%	250%

James Turner	Group Chief Risk and Compliance Officer	HKD7,330,000	$945,000	175%	40%	250%

Mike Wells	Group Chief Executive	£1,149,000	$1,473,000	200%	40%	400%

Notes

1
The exchange rate used to convert pay to USD is the reporting rate during 2020 of 1.2824:1 for GBP and 1:7.7560 for HKD. All salaries are rounded to the nearest $1,000/£1,000 or HKD 10,000.
2
The PLTIP award is subject to a three-year performance period and a holding period which ends on the fifth anniversary of the award.

Summary of the current Directors' remuneration policy

The current Directors' remuneration policy was approved at the AGM on 14 May 2020 and is expected to fully apply until the 2023 AGM, when shareholders will be asked to approve a revised Directors' remuneration policy. The Committee is comfortable that the current Policy operated as intended and that the overall 2020 remuneration paid to Executive Directors set out below was appropriate.

The pages that follow present a summary of the current Directors' remuneration policy. The complete policy is available on the Company's website at www.prudentialplc.com/investors/governance-and-policies/policies-and-statements.

Summary of the Directors' remuneration policy

Principles underlying the policy

When determining the 2020 Directors' remuneration policy, the Committee had regard to a number of key principles as illustrated below:

Simplicity	The Committee is comfortable that the current remuneration structure is simple as it consists of fixed remuneration, annual and long-term incentives only. This structure is largely unchanged from our previous policy. Stakeholders are familiar with the operation of reward arrangements and there is a demonstrable link between performance and reward outcome.
Risk	The Group Risk Committee formally provides advice to the Committee on risk management considerations to inform decisions over bonus payments and long-term incentive vesting levels. The policy provides the Committee with substantial flexibility to adjust incentive outcomes, to reduce or cancel unvested awards and to reclaim both bonus and long-term incentive payments. The Committee's discretionary powers have been formalised and additional malus and clawback triggers for personal conduct introduced in relation to the AIP and PLTIP to take into account non-financial and individual factors. The time horizon for our long-term incentives extends for five years, including the holding period on awards. There are currently significant in-employment share ownership guidelines for all Executive Directors providing a material connection to the sustained success of the Company. Executives have five years from the later of the date of their appointment, or the date of an increase in these guidelines, to build this level of ownership. A post-employment shareholding requirement for Executive Directors provides continued alignment with the success of the Company and stakeholder interests even after leaving the Board. This obligation will be implemented by requiring Executive Directors retiring from the Board to obtain clearance to deal in the Company's shares during the two years following their retirement.
Alignment to culture	New and existing Executive Directors are offered pension benefits of 13 per cent of salary, aligned with the employer pension contribution available to the UK workforce. The conduct measure in the PLTIP rewards for appropriate management action and ensures that there are no significant conduct/culture/governance issues that result in significant capital add-ons or material fines. The pay arrangements for Executive Directors are aligned with those of the senior leadership team. The vesting period attached to the long-term incentives reflects the time horizon of the business plan. The additional post-vesting holding period and post-employment shareholding requirement strengthens the community of interests between Executives and other stakeholders.
Clarity	The Committee has consulted with the Company's largest shareholders and their advisers on the current policy and executive pay decisions before they are implemented. Details on Executive Director pay are clearly set out in the Annual report on remuneration.
Proportionality	There are no incentive awards for below threshold performance. Financial targets are set against the Board-approved Plan. Under the PLTIP, 20 per cent of each portion of the award will vest for achieving threshold performance. The Committee approves the termination arrangements of Executive Directors to ensure that there is no reward for failure. The PLTIP leaver rules are another safeguard that there is no reward for failure under this plan. The Committee's discretionary powers have been formalised and additional malus and clawback triggers for personal conduct introduced in relation to the AIP and PLTIP to take into account non-financial and individual factors.
Predictability	The levels of awards under incentive arrangements to Executive Directors at threshold, on-target and maximum performance points are clearly defined and presented in relevant sections of this report.

Annual report on remuneration

The Board has established Audit, Remuneration, Risk and Nomination & Governance Committees as principal standing committees of the Board. These committees form a key element of the Group governance framework.

The operation of the Remuneration Committee

Members
Anthony Nightingale (Chair of the Committee)
Kai Nargolwala
Philip Remnant
Thomas Watjen
Fields Wicker-Miurin
Amy Yip

Individual Directors' attendance at meetings throughout 2020 is set out in the 'Governance' section.

Role and responsibilities

The role and responsibilities of the Committee are set out in its terms of reference, which are reviewed by the Committee and approved by the Board on a periodic basis, and which can be found on the Company's website at www.prudentialplc.com/~/media/Files/P/Prudential-V3/content-pdf/gremco-tor-at-01-01-2021-v2.pdf. The Committee's role is to assist the Board in meeting its responsibilities regarding the determination, implementation and operation of the overall remuneration policy for the Group, including the remuneration of the Chair of the Board, Executive Directors, Group Executive Committee members and the Company Secretary, as well as overseeing the remuneration arrangements of other staff within its purview.

The principal responsibilities of the Committee set out In their terms of reference during 2020 were:

  –
  Approving the operation of performance-related pay schemes operated for the Executive Directors, other members of the Group Executive Committee and the Company Secretary, and determining the targets and individual payouts under such schemes;
  –
  Reviewing the operation and awards made under all share plans requiring approval by the Board and/or the Company's shareholders;
  –
  Monitoring compliance of the Chair and Executive Directors and other members of the Group Executive Committee with share ownership guidelines;
  –
  Reviewing and approving individual packages for the Executive Directors and other members of the Group Executive Committee, and the fees of the Chair. Similarly, reviewing and approving fees for the Non-executive Directors of the Group's material subsidiaries;
  –
  Reviewing workforce remuneration practices and related policies across the Group when setting the remuneration policy for Executive Directors, as well as the alignment of incentives and awards with culture;
  –
  Reviewing and approving the content and format of the UK gender pay gap report;
  –
  Monitoring the remuneration and risk management implications of remuneration of senior executives across the Group and other selected roles; and
  –
  Overseeing the implementation of the Group remuneration policy for those roles within scope of the specific arrangements referred to in the draft Hong Kong IA GWS Framework.

In 2020, the Committee met five times. Key activities at each meeting are shown in the table below:

Meeting	Key activities

February 2020	Approve the 2020 Directors' remuneration policy and the 2019 Directors' remuneration report; consider 2019 bonus awards for Executive Directors; note the personal and functional objectives to be used for the 2020 Annual Incentive Plan; consider vesting of long-term incentive awards with a performance period ending on 31 December 2019; approve 2020 long-term incentive awards and performance measures; approve the content and format of the UK Gender Pay Gap Report; note an update on the Board's review of the Committee's effectiveness; and review the appointment of the Committee's independent adviser and approve the remuneration package of the Company Secretary.

March 2020	Ratify 2019 bonus outcome and 2017 PLTIP vesting level approved at the February meeting in light of audited financial results.

June 2020	Note shareholder, voting agency and media reaction to the 2020 Directors' remuneration policy and 2019 Directors' remuneration report; approve the policy for authorising expense claims submitted by the Group Chief Executive and Chair; note an update on market trends; note the governance report on the remuneration of staff within the Committee's purview; review progress towards share ownership guidelines by the Chair of the Board, Executive Directors and other Group Executive Committee members; approve the Chair of the Board's fee; review the Committee's remit against all applicable legislative and regulatory requirements, including GWS; discuss the TSR peer group to be used for 2021 and subsequent PLTIP awards; and discuss the process for the Committee adviser tender.

September 2020	Review the workforce remuneration dashboard (including the Group's response to the Covid pandemic); review proposed 2021 salaries for Executive Directors; approve the content and process for consulting shareholders on remuneration proposals; approve amendments to the Committee's Terms of Reference for recommendation to the Board; approve remuneration-related proposals and documentation connected with the intended separation of Jackson; note a report of the Company's performance against competitors; review proposals for performance measures for 2021 incentive plans; and approve the appointment terms of the Chair of the Board in contemplation of her appointment.

December 2020	Consider shareholder consultation feedback; approve Group Executive Committee members' 2021 salaries; approve the financial performance conditions, drawing on advice from the Group Risk Committee, to be attached to 2021 bonuses; review the first draft of the 2020 Annual report on remuneration; note an update on regulatory changes with implications for remuneration arrangements; approve the criteria to identify staff covered by the Hong Kong IA GWS Framework for the 2021 performance year and approve changes to the Group Remuneration Policy; review the draft of the Gender Pay Gap report; review the level of participation in the Company's all employee share plans and dilution levels resulting from the Company's share plans; and approve remuneration-related proposals and documentation connected with the intended separation of Jackson.

The Chair and the Group Chief Executive attend meetings by invitation. The Committee also had the benefit of advice from:

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

As part of our broader programme of shareholder engagement, the Chair of the Committee held meetings with shareholders and the principle advisory bodies to discuss decisions taken in respect of the Executive Directors' remuneration arrangements for 2021. We have had the benefit of substantive feedback from over 40 per cent of our shareholder register and are pleased that the majority of shareholders and advisory bodies who provided input were supportive of our proposals and commended the manner in which we conducted the consultation process.

During 2020, Deloitte LLP was the independent adviser to the Committee. Deloitte was appointed by the Committee in 2011 following a competitive tender process. As part of this process, the Committee considered the services that Deloitte provided to Prudential and its competitors, as well as other potential conflicts of interest. Deloitte is a member of the Remuneration Consultants' Group and voluntarily operates under their code of conduct when providing advice on executive remuneration in the UK. Deloitte regularly meets with the Chair of the Committee without management present. The Committee is comfortable that the Deloitte engagement partner and team providing remuneration advice to the Committee do not have connections with Prudential that may impair their independence and objectivity. The total fees paid to Deloitte for the provision of independent advice to the Committee in 2020 were £75,500 charged on a time and materials basis. During 2020, Deloitte provided Prudential management advice on remuneration, capital optimisation, digital and technology, taxation, internal audit, real estate, global mobility and other financial, ESG, risk and regulatory matters. Remuneration advice is provided by an entirely separate team within Deloitte. The Committee reviewed Deloitte's appointment in March 2019 and considered Deloitte to be independent. As disclosed in the 2019 Directors' remuneration report, the Committee agreed to review the appointment of its independent adviser during 2020. In light of the restrictions resulting from Covid-19, the tender process commenced in late 2020 and will be completed during 2021.

In addition, management received external advice and data from a number of other providers. This included market data and legal counsel. This advice, and these services, are not considered to be material.

As set out in the Governance section of this Annual report, in 2020 the Board conducted an external valuation of its effectiveness which included an assessment of the Remuneration Committee. The Committee was found to be functioning effectively. During the year, the Company has acted in a manner that is consistent with the appropriate provisions of the UK Corporate Governance Code regarding Directors' remuneration.

Table of 2020 Executive Director total remuneration (the 'single figure')

$000s	2020 salary	2020 taxable benefits*	2020 total bonus†	2020 PLTIP releases‡	2020 pension benefits§	Total 2020 fixed remuneration~	Total 2020 variable remuneration~	Total 2020 remuneration the 'single figure'^	Total 2020 remuneration the 'single figure' in GBP (£000)#

Mark FitzPatrick	980	239	1,186	1,405	171	1,390	2,591	3,981	3,104
James Turner[1]	950	643	1,322	729	169	1,762	2,051	3,813	2,973
Mike Wells	1,481	388	1,355	3,398	258	2,127	4,753	6,880	5,364
Total	3,411	1,270	3,863	5,532	598	5,279	9,395	14,674	11,441

*
Benefits include (where provided) the cost of providing the use of a car and driver, medical insurance, security arrangements, relocation/expatriate benefits and shares awarded due to participation in the Share Incentive Plan (SIP).
†
The total value of the bonus, comprising both the 60 per cent delivered in cash and 40 per cent bonus deferred into Prudential plc shares for three years. The deferred part of the bonus is subject to malus and clawback in accordance with the malus and clawback policies, but no further performance conditions.
‡
In line with the regulations, the estimated value of the 2020 PLTIP releases for all Executive Directors has been calculated based on the average share price over the last three months of 2020 (£11.95) and includes the accumulated dividends delivered in the form of shares. The Committee's approach to determining the level of vesting for this award is set out in the 'Remuneration in respect of performance periods ending in 2020' section. The number of Prudential plc shares under award have been adjusted in line with the approach set out in the section on 'Remuneration decisions taken in relation to the demerger' of the 2019 Directors' remuneration report. The actual value of vesting PLTIP awards, based on the share price on the date awards are released, will be shown in the 2021 report. Due to the share price depreciation over the vesting period, the estimated value per share of the 2018 PLTIP awards is 32% lower than the value per share at grant. As a result, no value is attributable to share price appreciation. Therefore, no adjustment to vesting levels has been proposed as a result of the share price appreciation.
§
2020 pension benefits include cash supplements for pension purposes and contributions into defined contribution schemes as outlined in the 'pension benefit entitlement' section.
~
Total fixed remuneration includes salary, taxable benefits and pension benefits. Total variable remuneration includes total bonus and PLTIP releases.
^
Each remuneration element is rounded to the nearest $1,000 and totals are the sum of these rounded figures. Total remuneration is calculated using the methodology prescribed by Schedule 8 of Statutory Instrument 2013 No. 1981 – The Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013. Total 2020 remuneration has been converted to US dollars using the exchange rate of 1.2824:1 for GBP and 1:7.7560 for HKD. Exchange rate fluctuations will therefore impact the reported value.
#
Total 2020 remuneration has been converted to GBP using the exchange rate of 1 GBP to 9.9461 HKD.

Note

1
Mr Turner relocated to Hong Kong on 1 August 2019 and has since been paid in HK dollars.

Table of 2019 Executive Director total remuneration (the 'single figure')

We note that this table was presented in sterling in the 2019 Annual report. All amounts have been restated to reflect the transition to US dollars as the main reporting currency.

$000s	2019 salary	2019 taxable benefits*	2019 total bonus†	2019 LTIP releases‡	2019 pension benefits§	2019 Other payments¶	Total 2019 fixed remuneration~	Total 2019 variable remuneration~	Total 2019 remuneration the 'single figure'^	Total 2019 remuneration the 'single figure' in GBP (£000)#

Michael Falcon[1,2,3]	$303	$161	$1,566	$0	$75	$6,319	$539	$7,885	$8,424	£6,599
Mark FitzPatrick	$970	$190	$1,633	$1,280	$243	$0	$1,403	$2,913	$4,316	£3,381
John Foley[2,4]	$383	$146	$0	$0	$96	$0	$625	$0	$625	£489
Nic Nicandrou[2,3,5]	$525	$180	$902	$895	$131	$0	$836	$1,797	$2,633	£2,063
James Turner[3,6]	$865	$431	$1,343	$291	$216	$0	$1,512	$1,634	$3,146	£2,465
Mike Wells	$1,467	$288	$2,804	$2,746	$366	$0	$2,121	$5,550	$7,671	£6,010
Total	$4,513	$1,396	$8,248	$5,212	$1,127	$6,319	$7,036	$19,779	$26,815	£21,007

*
Benefits include (where provided) the cost of providing the use of a car and driver, medical insurance, security arrangements, relocation/expatriate benefits and shares awarded due to participation in the Share Incentive Plan (SIP).
†
The total value of the bonus, comprising both the 60 per cent delivered in cash and 40 per cent bonus deferred into Prudential plc shares or ADRs for three years. The deferred part of the bonus is subject to malus and clawback in accordance with the malus and clawback policies, but no further performance conditions.
‡
The value of the 2019 PLTIP releases for all Executive Directors has been calculated using the share price at vesting of £10.21 (£12.60 for Mark FitzPatrick, who was granted the 2017 PLTIP award in August 2017, on appointment) and includes the accumulated dividends delivered in the form of shares/ADRs. The number of Prudential plc shares/ADRs under award have been adjusted in line with the approach set out in the section on 'Remuneration decisions taken in relation to the demerger' in the 2019 Annual report. Due to the share price depreciation over the vesting period, the value per share of the 2017 PLTIP awards is 39% lower (30% lower for Mark FitzPatrick) than the value per share at grant. As a result, no value is attributable to share price appreciation. Therefore, no adjustment to vesting levels has been proposed as a result of the share price appreciation. Awards were granted using a share/ADR price of £16.75/US$42.12 for all Executive Directors other than Mark FitzPatrick and £18.005 for Mark FitzPatrick in 2017.
§
2019 pension benefits include cash supplements for pension purposes and contributions into defined contribution schemes as outlined in the 'pension benefit entitlement' section of the 2019 Directors' remuneration report.
¶
The value of Mr Falcon's buy-out award has been included in its entirety as it was granted without performance conditions during his period of Board service. The award vests in line with the original vesting schedule with the final tranche vesting 30 days commencing on the date of release of Prudential plc's results for 2020.
~
Total fixed remuneration includes salary, taxable benefits and pension benefits. Total variable remuneration includes total bonus, PLTIP releases and other payments.
^
Each remuneration element is rounded to the nearest $1,000 and totals are the sum of these rounded figures. Total remuneration is calculated using the methodology prescribed by Schedule 8 of Statutory Instrument 2013 No. 1981 – The Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013. Total 2019 remuneration has been converted to US dollars using the exchange rate of 1.2765 for GBP and 7.8351 for HKD.
#
Total 2019 remuneration has been converted to GBP using the exchange rate of 1 GBP to 10.0015 HKD and 1 GBP to 1.2765 USD.

Notes

1
Michael Falcon was appointed to the Board on 7 January 2019 as Chairman and Chief Executive Officer, Jackson Holdings LLC.
2
Michael Falcon, Nic Nicandrou and John Foley stepped down from the Board on 16 May 2019. The remuneration above was paid in respect of their service as Executive Directors. While salary and certain monthly paid benefits reflect what was actually delivered during the period, other benefits, bonus, LTIP releases and pension benefits are pro-rata for the period. The 2019 LTIP release for Nic Nicandrou has been pro-rated for 28.5 months of the LTIP's 36-month performance period to reflect his time as an Executive Director during the LTIP's performance period.
3
Michael Falcon, Nic Nicandrou and James Turner are paid in their local currency and exchange rate fluctuations will therefore impact the reported values.
4
John Foley stepped down from the Board on 16 May 2019. He subsequently left the Company on the demerger of M&G plc from Prudential plc on 21 October 2019. As an Executive Director of Prudential plc during 2019 Mr Foley was eligible to receive a 2019 bonus award of up to 180% of salary. Since transferring to M&G plc it was agreed with M&G plc that his 2019 bonus would be assessed and determined by the M&G plc Remuneration Committee and would be paid by M&G plc. No 2019 bonus award was paid to Mr Foley by Prudential plc.
Mr Foley's 2017-2019 PLTIP award was exchanged for an equivalent award over M&G plc shares. Under the terms of the Demerger Agreement this replacement award should be of an equivalent value; with the same release schedule; subject to equivalent malus and clawback provisions and subject to performance conditions which are relevant to M&G plc and which are no more or less onerous than those which originally applied.
The amount of any bonus payment (including any deferred component) to John Foley in respect of 2019 (including that awarded for performance and service during the pre-demerger period) and the vesting of Mr Foley's replacement 2017-2019 long-term incentive award were disclosed by M&G plc and described in the M&G plc Directors' remuneration report as set out in the M&G plc 2019 Annual report.
5
To facilitate Nic Nicandrou's relocation to Hong Kong, benefits included £95,000 to cover accommodation.
6
James Turner relocated to Hong Kong on 1 August 2019 and since has been paid in HK dollars; 2019 benefits included £160,000 to cover accommodation.

Remuneration in respect of performance in 2020

Base salary

Executive Directors' salaries were reviewed in 2019 with changes effective from 1 January 2020. When the Committee took these decisions it considered:

  •
  The salary increase budgets for other employees, which vary across our business units, reflecting local market conditions;
  •
  The performance and experience of each Executive Director;
  •
  The relative size of each Executive Director's role; and
  •
  The performance of the Group.

After careful consideration by the Committee, all Executive Directors received a salary increase of 2 per cent. The 2020 salary increase budgets for other employees across our business units were between 2.5 per cent and 5.1 per cent.

To provide context for the market review, information was also drawn from the following market reference points:

Executive	Role	Benchmark(s) used to assess remuneration

Mark FitzPatrick	Group Chief Financial Officer and Chief Operating Officer	FTSE 40 International insurance companies

James Turner	Group Chief Risk and Compliance Officer	FTSE 40 International insurance and financial services companies with operations in Asia

Mike Wells	Group Chief Executive	FTSE 40 International insurance companies

As announced by the Company in April 2020, after careful consideration by the Committee, salaries for Executive Directors were reduced to December 2019 levels from 1 April 2020 in light of the Covid-19 pandemic and its impact on the communities Prudential serves globally.

As a result, Executive Directors received the following salaries in 2020:

Executive Director	2020 salary (local currency) from 1 January 2020	2020 salary (USD)[1] from 1 January 2020	2020 salary (local currency) from 1 April 2020	2020 salary (USD)[1] from 1 April 2020

Mark FitzPatrick, Group Chief Financial Officer and Chief Operating Officer	£776,000	$995,000	£760,000	$975,000
James Turner[1], Group Chief Risk and Compliance Officer	HKD 7,480,000	$964,000	HKD 7,330,000	$945,000
Mike Wells, Group Chief Executive	£1,172,000	$1,503,000	£1,149,000	$1,473,000

Note

1
2020 salaries were converted to US dollars using an exchange rate of 1 GBP to 1.2824 US Dollar and the exchange rate of 1 USD to 7.7560 HKD. All salaries are rounded to the nearest $1,000/£1,000 or HKD 10,000.

Pension benefit entitlements

Pension benefit arrangements which became effective on 14 May 2020 are set out in the table below.

Executive Director	2020 pension benefit[1]	Life assurance provision

James Turner	Pension supplement in lieu of pension of 13 per cent of salary and a HKD18,000 employer payment to the Hong Kong Mandatory Provident Fund.	Eight times salary.

Mark FitzPatrick and Mike Wells	Pension supplement in lieu of pension of 13 per cent of salary.	Four times salary plus an additional four times salary dependants' pension.

Note

1
Pension contributions for all incumbent Executive Directors were reduced from 25% of salary to 13% of salary from 14 May 2020, in line with the employer pension contribution available to the UK workforce. The table above shows the effective 2020 pension contribution rates applicable from 14 May 2020.

Annual bonus outcomes for 2020

Target setting

Financial AIP metrics comprise 80 per cent of the bonus opportunity for all Executive Directors apart from the Group Chief Risk and Compliance Officer, for whom this accounts for 40 per cent of the bonus opportunity. The performance ranges are based on the annual business plans approved by the Board and reflect the ambitions of the Group, in the context of anticipated market conditions. The financial element of Executive Directors' 2020 bonuses was determined by the achievement of four Group measures, namely adjusted operating profit, operating free surplus generation, EEV new business profit and cash flow, which are aligned to the Group's growth and cash generation focus.

Personal objectives comprise 20 per cent of the bonus opportunity for all Executive Directors. These objectives were established at the start of the year and reflect the Company's Strategic Priorities set by the Board. For 2020, Executive Directors had one shared strategic objective linked to developing plans to determine the Group's exposure to climate-related risks and opportunities.

Functional objectives account for the remaining 40 per cent of the Group Chief Risk and Compliance Officer's bonus opportunity. These are based on the Group Risk Plan and are developed with input from the Chair of the Group Risk Committee.

AIP payments are subject to meeting minimum capital thresholds which are aligned to the Group risk framework and appetites (as adjusted for any Group Risk Committee approved counter-cyclical buffers), as described in the Group Risk Framework section of this report.

The Committee seeks advice from the Group Risk Committee on risk management considerations to inform decisions about remuneration architecture and performance measures to ensure that risk management, culture and conduct are appropriately reflected in the design and operation of Executive Directors' remuneration.

Performance assessment

The Committee determines the overall value of the bonus, taking account of the inputs described above and any other factors which it considers relevant. The table below illustrates the weighting of performance measures for 2020 and the level of achievement under the AIP. As set out earlier in this report, the Committee exercised discretion to reduce the bonus outcome for Mike Wells by 30 per cent:

	Weighting of measures (% of total bonus opportunity)			Achievement against performance measures (% of maximum for each component)			2020 AIP outcome[1]

Executive Director	Group financial measures	Functional objectives	Personal objectives	Group financial measures	Functional objectives	Personal objectives	(% of total bonus opportunity)

Mark FitzPatrick	80%	-	20%	63.4%	-	94.0%	69.5%

James Turner	40%	40%	20%	63.4%	90.0%	92.9%	79.9%

Mike Wells	80%	-	20%	63.4%	-	74.8%	65.7% reduced to 46.0%

Note

1
All bonus awards are subject to 40 per cent deferral for three years and the deferred bonus will be paid in Prudential plc shares or ADRs.

Financial performance

The Committee reviewed performance against the performance ranges at its meeting in February 2021. Group adjusted operating profit was approaching the stretch target. Group free surplus generation exceeded the stretching target established by the Board. Below threshold Group cash flow reflects the lower level of remittances received from the business units. Life new business profit achievement was below threshold reflecting the negative impact of Covid-19.

The Committee considered a report from the Group Chief Risk and Compliance Officer which had been approved by the Group Risk Committee. This report confirmed that the 2020 results were achieved within the Group's and business units' risk framework and appetite. The Group Chief Risk and Compliance Officer also considered the effectiveness of risk management and internal controls, and specific actions taken to mitigate risks, particularly where these may be at the expense of profits or sales. The report also confirmed that the Group met minimum capital thresholds which were aligned to the Group risk framework and appetites. The Committee took into account this advice when determining AIP outcomes for Executive Directors.

The level of performance required for threshold, plan and maximum payment against the Group's 2020 AIP financial measures and the results achieved are set out below:

2020 AIP measure	Weighting	Threshold ($m)	Target ($m)	Stretch target ($m)	Achievement ($m)

Group adjusted operating profit	35%	4,602	5,113	5,625	5,507

Group operating free surplus generated	30%	2,955	3,284	3,612	3,905

Group cash flow	20%	104	302	434	(478)

Group EEV new business profit	15%	3,141	4,161	4,535	2,802

Personal performance

As set out in our Directors' remuneration policy, a proportion of the annual bonus for each Executive Director is based on the achievement of personal objectives including:

  •
  The executive meeting their individual conduct and customer measures;
  •
  The executive's contribution to Group strategy as a member of the Board; and
  •
  Specific goals related to the function for which they are responsible and progress on major projects.

At the end of the year, the Committee considered the performance of all executives against objectives established at the start of the year. At its meeting in February 2021, it concluded that there had been a high level of performance against these 2020 objectives. All executives met their individual conduct measures and each Executive Director made a significant contribution to the achievement of Group strategy during 2020.

The below summarises performance against the personal objectives and strategic priorities for the current Executive Directors:

Shared strategic objective

2020 key strategic objective	Achievement	Performance relative to target

Develop plans to determine the Group's exposure to climate-related risks and opportunities.

•

Identified potential metrics to measure carbon exposures and investment portfolios within the scope of carbon footprinting and used scenario modelling to refine the understanding of the nature of the potential climate risks.

•

Invested in digital solutions to support our customers and broader society to adapt to climate change.

•

Developed ESG framework, aligned with Group strategy making health and financial security accessible, stewarding the human impacts of climate change and building social capital.

Above the stretch target

Mark FitzPatrick, Group Chief Financial Officer and Chief Operating Officer

2020 key strategic deliverables	Achievement	Performance relative to target

Advance Project Scott, developing and executing strategic routes for Jackson.

•

Developed and led the financial planning and corporate finance plans for the execution of the separation of Jackson.

•

Led the determination of the preferred route for separation and created optionality for the pivot to alternative routes.

•

Led the execution of the preparation of the financial processes supporting execution including the management of multi-jurisdictional stakeholder documentation.

Above the stretch target

Lead strategic communications between Prudential and the debt and equity markets.

•

Raised $1 billion of Group debt in three days of global marketing. This was completed virtually and it was the first deal in the US debt market for a number of years.

•

Managed and co-ordinated virtual results, ad hoc Webex and conference call events in 2020 including the $27.6 billion US reinsurance agreement alongside $500 million equity investment by Athene Holding Ltd into the US business.

Above target

Deliver reporting changes including IFRS 17, LCSM and GWS.

•

Reviewed the requirements of the new standard on insurance accounting IFRS 17, 'Insurance Contracts', including targeted amendments to this standard issued in June 2020.

•

Implemented the local capital summation method (LCSM) that has been agreed with the Hong Kong Insurance Authority (IA) to determine Group regulatory capital requirements until the Group-wide Supervision (GWS) Framework is effective in 2021.

Above the stretch target

Recognising Mr FitzPatrick's very strong performance against both his individual and shared personal objectives during 2020, the Committee judged that 19 per cent of a maximum of 20 per cent attributable to personal objectives was appropriate.

James Turner, Group Chief Risk and Compliance Officer

2020 key objectives	Achievement	Performance relative to target

Lead strategic communications between Prudential and key regulators, ensuring constructive and open relationships.

Oversee the internal Regulatory Communication Policy which sets out the values and behaviours to ensure that communication is appropriate, complete and timely.

Maintain constructive engagement and relationships with industry peers.

•

Worked closely with the HKIA and industry peers in support of development of GWS legislation and associated guidelines, with the GWS Bill passed by the HK Legislative Council (HK LegCo) in July 2020.

•

Developed a strong relationship with the HKIA in its first year acting as Group-wide Regulatory Supervisor.

•

Regular and transparent communication with the HKIA on the Group's response and positions versus risk appetite linked to the impact of Covid-19.

•

Proactive engagement with the HKIA & DIFS on developments in the Group's strategy, particularly in relation to the progress towards an independent US business.

•

Provided insight to regulators on key Group risks and associated developments as part of the annual College of Supervisors.

•

Focused on exploratory discussions with HKIA and peers on HK RBC capital regime given economic capital focus.

Above the stretch target

Develop the Risk & Compliance leadership team and key talent to enable strong succession planning/talent pipeline.

Further develop close working relationships and strong lines of communication within the Group-wide risk and compliance management structure to operate as one team, to most effectively support prompt identification and oversight of Group-wide risks and issues.

•

Led realignment of function towards Group-wide supervisor, and operational centres to support business strategy, despite significant headwinds linked to the pandemic.

•

Monitored the implementation of Group-wide regulatory capital rule changes and risks arising including Jackson for early adoption of NAIC rules for VA business and PCA for implementation of LCSM.

Above target

Recognising Mr Turner's very strong performance against both his individual and shared personal objectives during 2020, the Committee judged that 19 per cent of a maximum of 20 per cent attributable to personal objectives was appropriate.

Mike Wells, Group Chief Executive

2020 key objectives	Achievement	Performance relative to target

Advance Project Scott, developing and executing strategic routes for Jackson.

•

Pursued numerous explorations for all options for the separation during the year with several third parties following expressions of interest.

•

Secured and completed reinsurance and primary capital transactions with Athene.

•

Announced full separation intent for Jackson in August 2020.

•

Announced the Jackson demerger which will take place in the second quarter of 2021 and will accelerate the separation.

•

Secured the appointment of high calibre Chair of JFI and monitored the creation of an equity story for Jackson that supported value creation through the demerger.

Above the stretch target

Develop and implement the Group's approach to talent management, Group culture and diversity & inclusion.

•

Launched several initiatives (eg Pru Connect, flexible working arrangements) to support employees' wellbeing and mental health.

•

Supported employees through both the pandemic and the post-demerger restructuring activity taking place in Jackson and Angel Court, communicating regularly and clearly and prioritising the fair treatment of all our employees.

•

Recruited global lead on D&I and formed Global D&I Council established to empower employees and create a sense of belonging by respecting and appreciating differences.

•

Organised an array of remote events including the PCA Virtual Regional Conference, staff Townhalls and meetings of the NABU Diversity & Inclusion Council and the Global D&I Council.

•

Refreshed Company values as part of the work on corporate purpose.

•

Supported the efforts of the two Non-executive Directors, Kai Nargolwala for Asia and Africa and Tom Watjen for the US and the UK in their ongoing activity in their roles as conduits between employees and the Board.

Above the stretch target

Build, deploy and leverage digital enablers for customer proposition, operational efficiency and distribution; develop regional models to acquire new customers, leveraging 'Pulse' platform.

•

Led the development by the Executive team of the Group's digital proposition, specifically the digital health app, Pulse by Prudential. This has enabled the Company to provide its customers a greater range of services, including through partnerships with others.

•

Delivered and executed increased engagement with policy-makers on health systems, health financing and the role of technology across the Group's markets to support and promote the roll out of Pulse.

•

Identified and drove the opportunity to accelerate and introduce a range of innovative measures (eg dedicated hotline, fast-track processing of claims, policy premium grace period extensions) to both deal with the short impact of the virus and provide the means for the customers to emerge in a stronger position once the effect of the virus has subsided.

Above the stretch target

Make progress towards business expansion in China and tackle strategic opportunities in India.

•

Focused considerable effort and application of relationship management in negotiating potential changes in the ownership of the joint venture operations in China and India.

•

Sought and initiated relationship with the incoming new Chairman of CITIC to continue the dialogue despite Covid travel restrictions.

•

Explored potential business combinations with financial advisers and Principals.

At target level

Recognising Mr Wells's very strong performance against both his individual and shared personal objectives during 2020, the Committee judged that 15 per cent of a maximum of 20 per cent attributable to personal objectives was appropriate.

Functional performance

The Group Chief Executive and the Chair of the Group Risk Committee undertakes the assessment of performance against functional objectives for the Group Chief Risk and Compliance Officer. 2020 achievement is summarised below:

Summary of 2020 functional objectives	Achievement	Performance relative to target

Group-wide Risk & Compliance Developments

Oversee implementation of HKIA GWS requirements within the Group, including embedding of the defined statutory capital metric (LCSM) and development of the economic capital model (GIECA).

•

Strong progress made in business readiness to implement HKIA GWS requirements in advance of legislation becoming effective and Group designation in 2021.

•

Project to enhance the current Economic Capital framework to deliver the next generation of models for the Group, fully reflecting the new shape of the Group and GIECA requirements has been initiated and is making good progress.

Above target
Target enhancements to the non-financial risk framework to reflect changing external and internal risk drivers.

•

Significant focus on non-financial risk framework within the function and by the Group Risk Committee.

•

Framework enhancements delivered in respect of Customer-related Conduct, AI ethics principles, operational resilience, whistleblowing arrangements and metrics to support the Group's understanding of climate-related transition risk.

Risk & Compliance Oversight

Define and provide oversight of the Group's adherence to the framework of the Group-wide Risk & Compliance policies, risk appetite and limits. Ensure that the Risk framework, policies and GIECA model are fit for purpose and meet regulatory expectations.

Ensure the business is sufficiently informed on external risk perspectives and challenged, where appropriate to take effective actions and decisions.

Provide Non-executive and Executive management information and insight to fully support members in meeting their responsibilities and duties set out in their Terms of Reference in respect of risk management.

Deliver key regulatory outputs and risk disclosures.

Support the identification and management of emerging and top risks by the business, including deep dives into areas identified in the Top Risk process (eg interest rate management, Jackson financial risk oversight, speak out).

•

Convened and chaired the Incident Group to monitor and manage the impact to the Group's capital and liquidity positions resulting from Covid-19.

•

Provided insight on both principal and emerging risks. In addition to risks related to Covid-19, this included focus on evolving geo-political risks and the impact of a long-term low interest rate environment.

•

Retained focus on managing the risks of the ongoing business, performing defined role in providing risk management support and oversight, as well as objective challenge to ensure the Group remained within its risk appetite. Delivered disclosures and key regulatory outputs such as the ORSA and Recovery plan.

•

Provided clear and concise risk analysis and opinions in support of Board decisions including, the Athene equity investment and reinsurance transaction, and the Group's strategy and path to an independent Jackson.

Above target

Summary of 2020 functional objectives	Achievement	Performance relative to target

Provide risk opinions on all strategic initiatives to support Executive and Non-executive Management decision making, specifically:

•

Provide clear, timely risk opinions in support of the Jackson strategic objective to 'create and leverage optionality with Jackson's post-demerger ownership structure; including continuing to evaluate and execute upon third-party and or public capital alternatives'.

•

Provide clear, timely risk opinions in support of PCA strategic objectives.

Operating model Implementation

Operationalise a Group-wide function for the International business, improving efficiency and effectiveness through collaboration and coordination. Successfully manage the move of key team leadership and talent to further strengthen the HK based team.

Maintain the capability, effectiveness and the sustainable bench-strength of the Risk & Compliance function, ensuring that it is controlled effectively and complies with the relevant requirements of the applicable regulatory environments.

•

Despite headwinds created by the pandemic, completed significant operational and structural changes to align the Group-wide function more closely with the lead regulator and operational businesses.

•

Successfully transitioned to new ways of working across multiple time zones providing strong stewardship and enhanced monitoring of risks during the most acute phases of the pandemic.

Above target

In recognition of James Turner's very strong performance against his functional objectives during 2020, the Committee judged that 36 per cent of a maximum of 40 per cent attributable to functional objectives was appropriate.

2020 bonus awards

The Committee determined the 2020 AIP awards below on the basis of the performance of the Group and of the individual executives. In making these decisions, it reflected on factors including:

  •
  Adherence to the behavioural, conduct and risk management considerations; and
  •
  The experience of the Group's stakeholders during 2020. These considerations included the ways in which the Company supported its customers, people, suppliers and communities during the pandemic. Specifically, the Committee noted that no employees were furloughed or made redundant as a result of the pandemic. Our remuneration programmes operated as usual during the pandemic period with medical insurance coverage extended to offer free Covid testing where necessary. Employees received their regular remuneration during any periods of shielding or self-isolation. Prudential repaid in full government support inadvertently received in one location.

As set out earlier in this report, the Committee exercised discretion to reduce the 2020 bonus outcome for Mike Wells by 30 per cent.

Executive Director	Role	2020 salary[1]	Maximum 2020 AIP (% of salary)	Actual 2020 AIP award (% of maximum opportunity)	2020 bonus award (including cash and deferred elements)

Mark FitzPatrick	Group Chief Financial Officer and Chief Operating Officer	$975,000	175%	69.5%	$1,185,547
James Turner	Group Chief Risk and Compliance Officer	$945,000	175%	79.9%	$1,321,909
Mike Wells	Group Chief Executive	$1,473,000	200%	46.0%	$1,354,601

Notes

1
Salaries are converted to US dollars using an exchange rate of 1.2824 for GBP and 7.7560 for HKD.
2
40 per cent of all bonus awards are deferred into shares for three years.

Further details of Key Management Remuneration is provided in note B2.3 to the consolidated financial statements.

Long-term incentives vesting in respect of performance to 31 December 2020

Prudential Long Term Incentive Plan (PLTIP)

Target setting

Our long-term incentive plans have stretching performance conditions that are aligned to the strategic priorities of the Group. In 2018, all Executive Directors were granted awards under the PLTIP. In determining the financial targets the Committee had regard to the stretching nature of the three-year Business Plan for adjusted operating profit and capital positions as set by the Board. Further, in setting the conduct and diversity targets under the sustainability scorecard, the Committee considered input from Group-wide Internal Audit and the Group Chief Risk and Compliance Officer on conduct risk for the conduct measure and had regard to the Company's commitment under the Women in Finance Charter for the diversity measure.

Further details may also be found in note B2.1 to the consolidated financial statements.

The weightings of the measures are detailed in the table below:

	Weighting of measures

			Sustainability Scorecard				Vesting (% of maximum)

Executive Director	Group TSR[1]	Adjusted operating Group profit[2]	Solvency measure[3]	ECap operating capital generation[4]	Conduct[5]	Diversity[6]	Threshold performance	Stretch performance

Mark FitzPatrick	25%	50%	6.25%	6.25%	6.25%	6.25%	25%	100%
James Turner[7]	50%	20%	7.50%	7.50%	7.50%	7.50%	25%	100%
Mike Wells	25%	50%	6.25%	6.25%	6.25%	6.25%	25%	100%

Notes

1
Group TSR is measured on a ranked basis over three years relative to peers.
2
Adjusted operating profit is measured on a cumulative basis over three years.
3
At the time of award a Solvency II operating capital generation measure was used in the sustainability scorecard. As set out in the 'Remuneration decisions taken in relation to the demerger' section of the 2019 Directors' remuneration report, Solvency II operating capital generation was replaced with Group free surplus generation from 1 July 2019 since Prudential ceased to be subject to Solvency II capital requirements and no longer calculated or disclosed a Solvency II position following the demerger of the M&G business and the change in the Company's Group-wide supervisor.
4
This is cumulative three-year ECap Group operating capital generation, less cost of capital (based on the capital position at the start of the performance period).
5
Conduct is assessed through appropriate management action, ensuring there are no significant conduct/culture/governance issues that could result in significant capital add-ons or material fines.
6
Diversity is measured as the percentage of the Leadership Team that is female at the end of 2020. The target for this metric has been based on progress towards the goal that the Company set when it signed the Women in Finance Charter, where 30 per cent of our Leadership Team should be female by the end of 2021.
7
James Turner was granted this award as the Group Chief Risk Officer. Therefore, his award is linked to performance measures with different weightings, as set out above, in line with the requirements of Solvency II.

As discussed in the section on 'Remuneration decisions taken in relation to the demerger' of the 2019 Directors' remuneration report, the Committee adjusted the performance conditions attached to the 2018 PLTIP awards in order to take account of the demerger, ensuring that the revised performance conditions are no more or less stretching than those originally attached to the awards. The performance assessment provided below is based on these adjusted targets.

Performance assessment

In deciding the proportion of the awards to be released, the Committee considered actual financial results against performance targets. The Committee also reviewed underlying Company performance to ensure vesting levels were appropriate, including an assessment of whether results were achieved within the Group's risk framework and appetite. Finally, overall vesting levels were reviewed to ensure that levels of reward provided remain reflective of the Company's performance in the challenging circumstances. The Directors' remuneration policy summary section contains further details of the design of Prudential's long-term incentive plans.

Group adjusted operating profit performance

Under the adjusted operating profit measure, 25 per cent of the 2018 awards vest for meeting the threshold adjusted operating profit target set at the start of the performance period, increasing to full vesting for performance at or above the stretch level. The table below illustrates the cumulative performance achieved over 2018 to 2020 compared to the adjusted Group targets which exclude M&G plc from the point of demerger:

	2018-20 adjusted cumulative targets			2018-20 cumulative	Vesting under the adjusted operating profit

Group	Threshold	Plan	Maximum	achievement	element

Adjusted operating profit	$14,216m	$15,795m	$17,375m	$18,472m	100%

The cumulative adjusted operating profit target established for the PLTIP is expressed using exchange rates consistent with the reported disclosures.

TSR performance

Under the Group TSR measure attached to 2018 PLTIP awards, 25 per cent of the award vests for TSR at the median of the peer group increasing to full vesting for performance within the upper quartile. TSR is measured on a local currency basis since this has the benefit of simplicity and directness of comparison. No adjustments were made to the peer group used for 2018 awards in respect of the demerger. The peer group for the 2018 awards is set out below:

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

Prudential's TSR performance during the performance period (1 January 2018 to 31 December 2020) was ranked below the median of the peer group. The portion of the awards related to TSR will therefore lapse.

Sustainability scorecard performance

Capital measures – Group Solvency II operating capital generation/Group operating free surplus generation

Under the Group Solvency II operating capital generation and Group operating free surplus generation measure, performance below threshold results in nil vesting, 25 per cent of the award vests for achieving threshold, increasing to full vesting for performance above the stretch level. The weighted average of the adjusted Group Solvency II operating capital generation from 1 January 2018 to 30 June 2019 (target

$7.0 billion) and the Group operating free surplus generation from 1 July 2019 to 31 December 2020 (target $5.6 billion), which excludes M&G plc performance from the point of demerger, met the cumulative stretch target and therefore generated 100 per cent vesting on this element.

Capital measure – Group ECap operating capital generation

Under the Group ECap operating capital generation measure, performance below threshold results in nil vesting, 25 per cent of the award vests for achieving threshold, increasing to full vesting for performance above the stretch level. The adjusted cumulative Group ECap operating capital generation was below the target of $6.8 billion (which excludes M&G plc from the point of demerger) and therefore generated a 0 per cent vesting outcome on this element of the PLTIP.

Details of cumulative achievement under the capital measures have not been disclosed as the Committee considers that these are commercially sensitive and would put the Company at a disadvantage compared to its competitors. The Committee will keep this disclosure policy under review based on whether, in its view, disclosure would compromise the Company's competitive position.

Conduct assessment

Under the conduct measure, performance below threshold results in nil vesting, 25 per cent of the award vests for partial achievement of Group's expectations, increasing to full vesting for achieving the Group's expectations. During the performance period there were no conduct, culture or governance issues that resulted in significant capital add-ons or material fines so 100 per cent of this element of the PLTIP vested.

Diversity assessment

Under the diversity measure, performance below threshold results in nil vesting, 25 per cent of the award vests for achievement of threshold diversity target (27 per cent of Leadership Team being female) increasing to full vesting for achieving the stretch diversity target (29 per cent of Leadership Team being female). On 31 December 2020, 32.5 per cent of our Leadership Team was female. Since this was above the 29 per cent level required for full vesting, the portion of the awards related to diversity that therefore vested was 100 per cent. Please note that in 2019 the Leadership Team was subdivided into the Leadership Team and the Executive Council. Both of these leadership groups are considered for the purposes of this assessment.

PLTIP vesting

The Committee considered a report from the Group Chief Risk and Compliance Officer which had been approved by the Group Risk Committee. This report confirmed that the financial results were achieved within the Group's risk framework and appetite. On the basis of this report and the performance of the Group described above, the Committee decided not to apply a discretionary adjustment to the arithmetic vesting outcome under the 2018 PLTIP awards and determined the vesting of each Executive Director's PLTIP awards as set out below:

Executive Director	Maximum value of award at full vesting[1]	Percentage of the PLTIP award vesting	Number of shares vesting[2]	Value of shares vesting[1]

Mark FitzPatrick, Group Chief Financial Officer and Chief Operating Officer	$2,043,699	68.75%	91,685	$1,405,043

James Turner, Group Chief Risk and Compliance Officer	$1,714,510	42.50%	47,545	$728,612

Mike Wells, Group Chief Executive	$4,942,317	68.75%	221,721	$3,397,803

Notes

1
The share price used to calculate the value of the PLTIP awards with performance periods which ended on 31 December 2020 and vest in April 2021 for all Executive Directors, was the average share price for the three months up to 31 December 2020, being £11.95 converted at the exchange rate of 1 GBP to 1.2824 USD. The number of Prudential plc shares under award has been adjusted in line with the approach set out in the section on 'Remuneration decisions taken in relation to the demerger' in the 2019 Directors' remuneration report.
2
The number of shares vesting includes accrued dividends. Shares vesting will be subject to a two-year holding period.

Long-term incentives awarded in 2020

2020 share-based long-term incentive awards

The table below shows the awards of conditional shares made to Executive Directors under the PLTIP and the performance conditions attached to these awards. Awards are made annually with face value determined by reference to each Director's salary, as set out in the Directors' remuneration policy. As set out earlier in this report, the increase planned to the PLTIP award level for Mr. FitzPatrick was not applied and the award was made at 250 per cent of salary.

		Number of shares	Face value of award		Percentage of awards released for achieving	End of	Weighting of performance conditions

Executive Director	Role	subject to award	% of salary	(USD)†	threshold targets‡	performance period	Group TSR	RoE	Sustainability scorecard§

Mark FitzPatrick	Group Chief Financial Officer and Chief Operating Officer	175,115	250%	2,436,557	20%	31 December 2022	50%	30%	20%

James Turner	Group Chief Risk and Compliance Officer	177,562	250%	2,470,605	20%	31 December 2022	50%	30%	20%

Mike Wells	Group Chief Executive	423,594	400%	5,893,904	20%	31 December 2022	50%	30%	20%

†
Awards for Executive Directors are calculated based on the average share price over the three dealing days prior to the grant date, being £10.85/$13.91.
‡
The percentage of awards released for achieving maximum targets is 100 per cent.
§
Each of the four measures within the sustainability scorecard has equal weighting. They are LCSM, Group ECap operating capital generation, diversity and conduct.

As disclosed by the Company at the time of grant, the Committee will review awards on vesting to ensure that participants do not benefit from windfall gains. The Committee will consider Prudential's stretching performance targets, the share performance of Prudential and its peers, the prices of the indices on which Prudential is listed and any other factors deemed relevant.

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

Aegon	AIA	Equitable Holdings	China Taiping Insurance
Great Eastern	Lincoln National	Manulife	MetLife
Ping An Insurance	Principal Financial	Prudential Financial	Sun Life Financial

Operating return on average shareholders' funds

Operating return on average shareholders' funds is calculated as adjusted IFRS operating profit based on longer-term investment returns ('adjusted operating profit') after tax and net of non-controlling interests divided by average shareholders' funds, and is assessed at Group level. 20 per cent of the award will vest for achieving the threshold level of performance of 16.7 per cent, increasing to full vesting for reaching the stretch level of at least 22.9 per cent.

Sustainability scorecard

Under the 2020 sustainability scorecard, performance will be assessed for each of the four measures, at the end of the three-year performance period. Performance will be assessed on a sliding scale. Each of the measures has equal weighting and the 2020 measures are set out below:

Capital measure: Cumulative three-year ECap Group operating capital generation relative to threshold, less cost of capital (based on the capital position at the start of the performance period).

Vesting basis: Performance below threshold results in nil vesting, 20 per cent vesting for achieving threshold, increasing to full vesting for performance above stretch level. The threshold figure for this metric will be published in the Annual report for the final year of the performance period.

Capital measure: Cumulative three-year LCSM operating capital generation relative to threshold.

Vesting basis: Performance below threshold results in nil vesting, 20 per cent vesting for achieving threshold, increasing to full vesting for performance above stretch level. The threshold figure for this metric will be published in the Annual report for the final year of the performance period.

Conduct measure: Through strong risk management action, ensure there are no significant conduct/culture/governance issues that result in significant capital add-ons or material fines.

Vesting basis: Performance below threshold results in nil vesting, 20 per cent vesting for partial achievement of the Group's expectations, increasing to full vesting for achieving the Group's expectations.

Diversity measure: Percentage of the Executive Council and Leadership Team that are female at the end of 2022.

Vesting basis: Performance below threshold results in nil vesting, 20 per cent vests for meeting the threshold of at least 27 per cent of our Executive Council and Leadership Team being female at the end of 2022, increasing to full vesting for reaching the stretch level of at least 33 per cent being female at that date.

Pay comparisons

Performance graph and table

The chart below illustrates the TSR performance of Prudential, the FTSE 100 (as the Company has a premium listing on the London Stock Exchange) and the peer group of international insurers used to benchmark the Company's performance for the purposes of the 2020 PLTIP awards. The chart illustrates the performance of a hypothetical investment of $100 in ordinary shares of Prudential plc over the 10-year period 1 January 2011 to 31 December 2020 compared to a similar investment in the FTSE 100 or an index of the Company's peers. Total shareholder return is based on Returns Index data calculated on a daily share price growth plus re-invested dividends (as measured at the ex-dividend dates).

Note
The index of Prudential's peers represents the average daily total shareholder return performance of the peer group used for the 2020 PLTIP awards (excluding companies not listed at the start of the period).

The information in the table below shows the total remuneration for the Group Chief Executive over the same period:

$000[1]	2011	2012	2013	2014	2015	2015	2016	2017	2018	2019	2020

Group Chief Executive	T Thiam	T Thiam	T Thiam	T Thiam	T Thiam[2]	M Wells	M Wells	M Wells	M Wells	M Wells	M Wells
Salary, pension and benefits	1,986	2,169	2,201	2,406	938	3,048	3,029	2,415	2,423	2,122	2,126
Annual bonus payment	2,512	3,160	3,207	3,501	1,077	1,903	2,904	2,673	2,848	2,804	1,355
(As % of maximum)	(97%)	(100%)	(99.8%)	(100%)	(77.3%)	(99.7%)	(99.5%)	(94%)	(95%)	(96%)	(46.0%)
LTIP vesting	4,045	9,733	8,167	16,233	5,174	6,564	4,016	5,955	4,837	2,746	3,398
(As % of maximum)	(100%)	(100%)	(100%)	(100%)	(100%)	(100%)	(70.8%)	(95.8%)	(62.5%)	(62.5%)	(68.8%)
Other payments	-	-	-	-	-	-	-	-	-	-	-

Group Chief Executive 'single figure' of total remuneration[3]	8,542	15,062	13,575	22,140	7,189	11,515	9,950	11,042	10,109	7,671	6,880

Notes

1
All remuneration has been converted to USD using the average exchange rate for each respective financial year.
2
Tidjane Thiam left the Company on 31 May 2015. Mike Wells became Group Chief Executive on 1 June 2015. The figures shown for Mike Wells's remuneration in 2015 relate only to his service as Group Chief Executive.
3
Further detail on the 'single figure' is provided in the 'single figure' table for the relevant year. The figures provided reflect the value of vesting LTIP awards on the date of their release other than for 2020 (for which an estimate is used).

Relative importance of spend on pay

The table below sets out the amounts payable in respect of 2019 and 2020 on all employee pay and dividends:

	2019	2020	Percentage change

All employee pay ($m)[1,2]	1,466	1,679	14.5%

Dividends including demerger dividend ($m)[3]	8,582	n/a	n/a

Dividends excluding demerger dividend ($m)[3]	1,203	420	(65.1)%

Notes

1
All employee pay as taken from note B2.1 to the financial statements.
2
This excludes the costs of employment of M&G plc employees for 2019 in order to present a like-for-like comparison between the two years.
3
Dividends taken from note B5 to the financial statements. The Company's new dividend policy reflects a rebalancing of capital allocation from cash dividends to reinvestment of capital into the Asia business, which is expected to deliver profitable and sustainable compounding growth, and high-risk adjusted returns for shareholders.

Percentage change in remuneration

The table below sets out how the change in remuneration for each Director between 2019 and 2020 compared to a wider employee comparator group:

	Salary (% change)	Benefits (% change)	Bonus (% change)

Executive Directors[1]

Mark FitzPatrick	1%	26%	(27)%

James Turner	10%	49%	(2)%

Mike Wells	1%	35%	(52)%

Chair and Non-executive Directors

Paul Manduca	1%	45%	n/a

Jeremy Anderson	-	-	-

David Law	1%	n/a	n/a

Kai Nargolwala[2]	10%	n/a	n/a

Anthony Nightingale	4%	n/a	n/a

Philip Remnant	1%	n/a	n/a

Alice Schroeder	1%	n/a	n/a

Shriti Vadera	-	-	-

Thomas Watjen[2]	10%	n/a	n/a

Fields Wicker-Miurin	1%	n/a	n/a

Amy Yip[3]	0%	n/a	n/a

Average pay for all UK-based employees	3.76%	(3.95)%	(7.27)%

Notes

1
The change in the total salaries paid to Messrs FitzPatrick, Turner and Wells in 2020 includes a salary increase reversed from 1 April 2020. The figure for Mr Turner reflects the change in his package when he relocated to Hong Kong in August 2019.
2
Change in fee levels for Kai Nargolwala and Thomas Watjen is due to the additional fees paid to them as Workforce Engagement Directors.
3
Amy Yip joined the Board In September 2019.

The regulations prescribe that this comparison should include all employees of the parent company. The number of individuals employed by the parent company is insufficient to be the basis of a representative comparison. Therefore the Committee decided to use all UK-based employees as the basis for this calculation. As disclosed in the 2019 Directors' remuneration report, employees in M&G plc have been excluded from the calculation of average pay in 2019 as M&G plc demerged from Prudential plc on 21 October 2019. The average pay for all employees has been calculated on a full-time equivalent basis by reference to the total pay awarded to UK employees in 2020 and 2019. The salary increase includes uplifts made through the annual salary review, as well as any additional changes in the year; for example to reflect promotions or role changes. The decrease in benefits paid to all UK employees is due to the reduction in the cost to the Company of providing certain benefits.

Group Chief Executive pay compared with employee pay

The table below compares the Group Chief Executive's 'single figure' of total remuneration to that received by three representative UK employees in 2020.

The pay ratio decreased in 2020 which chiefly reflects the higher pay outcomes for the identified employees and a lower bonus outcome for the Group Chief Executive.

Year	Method	25th percentile pay ratio	Median pay ratio	75th percentile pay ratio

2020	Option B	64:1	42:1	29:1

2019[1]	Option B	78:1	60:1	39:1

Note

1
2019 CEO pay ratio has been recalculated to account for the restated 2019 CEO single figure which includes the actual value of the 2017 PLTIP award at vesting.

Under the regulations there is a choice of three methodologies to determine the 25th, median and 75th full-time equivalent remuneration of our UK employees. The Company has chosen to use the 2020 hourly rate gender pay gap information (collected in accordance with the Equality Act 2010 (Gender Pay Gap Information) Regulations 2017) as this method uses data that is aligned with other disclosures made under our gender pay gap reporting and includes all UK employees ('Option B' in the table above). The employees used in the calculations were identified using the most recently collected gender pay gap data, on 29 January 2021, following the end of the financial year. Base salary and total remuneration for these identified employees has then been calculated based on their actual remuneration for 2020. The Committee determined that the identified employees are reasonably representative since the structure of their remuneration arrangements is in line with that of the majority of employees within the UK-based Group Head Office workforce. The same methodology used for calculating the 'single figure' of the Group Chief Executive has been used for calculating the pay and benefits of these three UK employees. No elements of remuneration were omitted or adjusted. The identified individuals were employed on a full-time basis so no further adjustment has been made to their remuneration.

The salary and total remuneration received during 2020 by the indicative employees used in the above analysis are set out below:

	25th percentile	Median	75th percentile

2020 salary ($000)	58,000	85,000	116,000

Total 2020 remuneration ($000)	84,000	126,000	186,000

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

Gender pay gap

Our UK business, Prudential Services Limited, is the employing entity for all of our London Head Office staff including the UK-based Group Chief Executive and his direct reports. Prudential Services Limited has recently reported its 2020 UK gender pay gap data and details can be found on the Group's website (www.prudentialplc.com/about-us/esg/performance/gender-pay-gap-report). Due to the change in the Group's business focus, senior management roles are now split between locations in the UK and Asia. The 2020 gender pay gap calculations are based on the employees based in the UK only, and therefore exclude data for part of our senior management team, including a number of senior female leaders, who are based in Hong Kong.

While women and men continue to be paid equally for performing similar roles, our gender pay gap reflects the fact that men and women have traditionally held different roles, particularly in the financial services sector. It highlights the fact that we have more men than women in leadership and senior operational roles. In addition, a number of senior roles were transferred to M&G as part of the demerger process. Some of these senior roles were held by women, and as M&G is now excluded from our calculations, this has affected Prudential's reported gender pay gap for this year. We continue to focus our efforts on closing the gender pay gap as quickly as possible. Female representation in our leadership roles has increased from 25 per cent in 2017 to 33 per cent in 2020 in our London Head Office.

Consideration of workforce pay and approach to engagement

During the year, the Committee considered workforce remuneration and related policies in the business units across the Group. Information presented to the Committee, by way of a dashboard, included how the Company's incentive arrangements are aligned with the culture and informed the Committee's decision-making on executive pay and policy. By way of example, business unit salary increase budgets are considered as part of the year-end review of Executive Director compensation and salary increases. As part of the Board's wider approach to employee engagement, which also included a Group-wide engagement survey, the Committee took additional measures in 2020 to explain how the remuneration of Executive Directors aligns with the wider Company pay policy. The Company operates a microsite on its intranet that outlines executive pay arrangements during the previous financial year and key areas of change for 2020. It explains to employees that total remuneration for Executive Directors is made up of a number of elements and is governed by both the Directors' remuneration policy and the Group's remuneration policy (which is also published on the Company's website) with the relevant links to these documents. Employee engagement is led by two Non-executive Directors and the Governance section of this report describes how they discharged this responsibility during 2020.

Chair and Non-executive Director remuneration in 2020

Chair fees

The Chair fee was reviewed by the Committee during 2020 which resulted in no increase being awarded. The fee remains at £765,000 ($981,000 converted at the exchange rate of 1.2824). As disclosed in the Governance section of this Annual report, Shriti Vadera became the Chair of the Board from 1 January 2021. Her 2021 fee has been set at £765,000 ($981,000) with effect from that date.

Non-executive Directors' fees

The Non-executive Directors' fees were reviewed by the Board during 2020 which resulted in no increase being awarded.

Annual fees	From 1 July 2019 ($)	From 1 July 2019 (£)	From 1 July 2020 ($)	From 1 July 2020 (£)

Basic fee	126,000	99,000	127,000	99,000
Additional fees:
Audit Committee Chair	96,000	75,000	96,000	75,000
Audit Committee member	38,000	30,000	38,000	30,000
Remuneration Committee Chair	83,000	65,000	83,000	65,000
Remuneration Committee member	38,000	30,000	38,000	30,000
Risk Committee Chair	96,000	75,000	96,000	75,000
Risk Committee member	38,000	30,000	38,000	30,000
Nomination & Governance Committee Chair[1]	-	-	-	-
Nomination & Governance Committee member	19,000	15,000	19,000	15,000
Senior Independent Director	64,000	50,000	64,000	50,000
Workforce engagement role	38,000	30,000	38,000	30,000

Notes

1
There is no fee paid for the role of Nomination & Governance Committee Chair.
2
Fees were denominated in sterling and were converted to USD using an exchange rate of 1.2824 for 2020 and 1.2765 for 2019. If, in a particular year, the number of meetings is materially greater than usual, the Company may determine that the provision of additional fees is fair and reasonable.

The resulting fees paid to the Chair and Non-executive Directors are:

$000s	2020 fees	2019 fees	2020 taxable benefits*	2019 taxable benefits*	Total 2020 remuneration: the 'single figure' ($000)s†	Total 2020 remuneration: the 'single figure' in GBP (£000s)‡	Total 2019 remuneration: the 'single figure' ($000s)†	Total 2019 remuneration: the 'single figure' in GBP (£000s)‡

Chair
Paul Manduca	981	968	319	220	1,300	1,014	1,188	930
Non-executive Directors
Jeremy Anderson[1]	252	-	-	-	252	197	-	-
Howard Davies[2]	104	277	-	-	104	81	277	217
David Law	281	277	-	-	281	219	277	217
Kai Nargolwala[3]	242	221	-	-	242	189	221	173
Anthony Nightingale	230	222	-	-	230	179	222	174
Philip Remnant	287	283	-	-	287	224	283	222
Alice Schroeder	204	202	-	-	204	159	202	158
Lord Turner[4]	-	75	-	-	-	-	75	59
Shriti Vadera[5]	97	-	-	-	97	76	-	-
Thomas Watjen	242	221	-	-	242	189	221	173
Fields Wicker-Miurin	165	163	-	-	165	129	163	128
Amy Yip[6]	165	55	-	-	165	129	55	43

Total	3,250	2,964	319	220	3,569	2,785	3,183	2,494

*
Benefits include the cost of providing the use of a car and driver, medical insurance and security arrangements (including any tax thereon).
†
Each remuneration element is rounded to the nearest $1,000/£1,000 and totals are the sum of these rounded figures. Total remuneration is calculated using the methodology prescribed by Schedule 8 of the Companies Act. The Chair and Non-executive Directors are not entitled to participate in annual bonus plans or long-term incentive plans.

‡
Total remuneration has been converted to US dollars using the exchange rate of 1 GBP to 1.2824 USD for the 2020 single figure calculations and 1 GBP to 1.2765 USD for the 2019 single figure calculations. As Non-executive Directors and the Chair don't receive variable remuneration components, the table above doesn't include a sum of total fixed and total variable remuneration.

Notes

1
Jeremy Anderson joined the Board on 1 January 2020 and was appointed as the Chair of the Risk Committee in May 2020.
2
Howard Davies stepped down from the Board on 14 May 2020.
3
In 2019 Kai Nargolwala also received an annual fee of £250,000 in respect of his non-executive chairmanship of Prudential Corporation Asia Limited.
4
Lord Turner stepped down from the Board on 16 May 2019.
5
Shriti Vadera joined the Board on 1 May 2020.
6
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

	1 January 2020 (or on date of appointment)	During 2020		31 December 2020			Share ownership guidelines

	Total beneficial interest (number of shares)	Number of shares acquired	Number of shares disposed	Total beneficial interest* (number of shares)	Number of shares subject to performance conditions†	Total interest in shares	Share ownership guidelines‡ (% of salary/fee)	Beneficial interest as a percentage of basic salary/basic fees§

Chair
Paul Manduca	42,500	-	-	42,500	-	42,500	100%	66%
Executive Directors
Mark FitzPatrick	72,301	131,511	37,452	166,360	440,695	607,055	250%	262%
James Turner	80,624	66,348	8,804	138,168	400,443	538,611	250%	224%
Mike Wells[1]	976,272	295,292	127,479	1,144,085	1,065,936	2,210,021	400%	1,190%
Non-executive Directors
Jeremy Anderson[2]	-	9,157	-	9,157	-	9,157	100%	111%
Howard Davies[3]	9,813	-	-	9,813	-	9,813	N/A	N/A
David Law	9,066	1,988	-	11,054	-	11,054	100%	133%
Kai Nargolwala	70,000	-	-	70,000	-	70,000	100%	845%
Anthony Nightingale	50,000	-	-	50,000	-	50,000	100%	604%
Philip Remnant	6,916	1,000	-	7,916	-	7,916	100%	96%
Alice Schroeder[4]	14,500	5,500	-	20,000	-	20,000	100%	241%
Shriti Vadera[5]	-	67,500	-	67,500	-	67,500	100%	815%
Thomas Watjen[6]	10,340	-	-	10,340	-	10,340	100%	125%
Fields Wicker-Miurin	4,500	2,000	-	6,500	-	6,500	100%	78%
Amy Yip	-	2,500	-	2,500	-	2,500	100%	30%

*
Beneficial interests include shares held directly or indirectly by connected persons. There were no changes of Directors' interests in ordinary shares between 31 December 2020 and 2 March 2021 with the exception of the UK based Executive Directors due to their participation in the monthly Share Incentive Plan (SIP). Mark FitzPatrick acquired a further 28 shares in the SIP and Mike Wells acquired a further 27 shares in the SIP during this period.
†
Further information on share awards subject to performance conditions are detailed in the 'share-based long-term incentive awards' part of the 'Supplementary information' section.
‡
Holding requirement of the Articles of Association (2,500 ordinary shares) must be obtained within one year of appointment to the Board. The increased guidelines for Executive Directors were introduced with effect from January 2013 and increased again in 2017. Executive Directors have five years from this date (or date of joining or role change, if later) to reach the enhanced guideline. The guideline for Non-executive Directors was introduced on 1 July 2011. Non-executive Directors have three years from their date of joining to reach the guideline. During 2019 the guidelines for Executive Directors and Non-executive Directors were revised to reflect the impact of the demerger.
§
Based on the average closing price for the six months to 31 December 2020 (£11.95).

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

Notes

1
For the 1 January 2020 figure, Mike Wells's beneficial interest in shares is made up of 297,320 ADRs (representing 594,640 ordinary shares) and 381,632 ordinary shares. For the 31 December 2020 figure, his beneficial interest in shares is made up of 297,320 ADRs (representing 594,640 ordinary shares) and 549,445 ordinary shares.
2
Jeremy Anderson was appointed to the Board on 1 January 2020. Total interest in shares is shown from this date.
3
Howard Davies stepped down from the Board on 14 May 2020. Total interest in shares is shown at this date.
4
For the 1 January 2020 figure, Alice Schroeder's beneficial interest in shares is made up of 7,250 ADRs (representing 14,500 ordinary shares). For the 31 December 2020 figure, the beneficial interest in shares is made up of 10,000 ADRs (representing 20,000 ordinary shares).
5
Shriti Vadera was appointed to the Board on 1 May 2020. Total interest in shares is shown from this date.
6
For the 1 January 2020 figure, Thomas Watjen's beneficial interest in shares is made up of 5,170 ADRs (representing 10,340 ordinary shares). For the 31 December 2020 figure, the beneficial interest in shares is made up of 5,170 ADRs (representing 10,340 ordinary shares).

The bar chart below illustrates the Executive Directors' shareholding as a percentage of base salary versus the share ownership guideline.

Note

Mark FitzPatrick and James Turner were appointed to the Board in July 2017 and March 2018 respectively so both are within the period over which they were asked to attain the share ownership guideline.

Outstanding share options

The following table sets out the share options held by the Executive Directors in the UK Savings-Related Share Option Scheme (SAYE) as at the end of the period. No other directors participated in any other option scheme.

				Exercise period		Number of options
	Date of grant	Exercise price (pence)	Market price at 31 Dec 2020 (pence)	Beginning	End	Beginning of period	Granted	Exercised	Cancelled	Forfeited	Lapsed	End of period

Mark FitzPatrick	21 Sep 17	1455	1388.5	01 Dec 22	31 May 23	2,061	-	-	-	-	-	2,061
James Turner	21 Sep 17	1455	1388.5	01 Jan 21	30 Jun 21	1,237	-	-	-	-	-	1,237
Mike Wells	22 Sep 20	964	1388.5	01 Dec 23	31 May 24	-	1,867	-	-	-	-	1,867

Notes

1
No Directors exercised SAYE options in 2020.
2
No price was paid for the award of any option.
3
The highest and lowest closing share prices during 2020 were £15.06 and £7.11 respectively.
4
All exercise prices are shown to the nearest pence.

Directors' terms of employment

Details of the service contracts of each Executive Director are outlined in the table below. The Directors' remuneration policy contains further details of the terms included in Executive Director service contracts.

Service contracts

	Date of contract	Notice period to the Company	Notice period from the Company

Executive Directors
Mark FitzPatrick	17 May 2017	12 months	12 months
James Turner	1 March 2018	12 months	12 months
Mike Wells	21 May 2015	12 months	12 months

Directors served on the boards of educational, charitable and cultural organisations without receiving a fee for these services.

Letters of appointment of the Chair and Non-executive Directors

Details of Non-executive Directors' individual appointments are outlined below. The Directors' remuneration policy contains further details on their letters of appointment. The Chair and Non-executive Directors are not entitled to receive any payments for loss of office.

Chair/Non-executive Director	Appointment by the Board	Notice period	Time on the Board at 2021 AGM

Chair
Paul Manduca[1]	15 October 2010 (Chair from July 2012)	12 months	N/A
Non-executive Directors
Philip Remnant	1 January 2013	6 months	8 years 4 months
Jeremy Anderson	1 January 2020	6 months	1 year 4 months
David Law	15 September 2015	6 months	5 years 8 months
Kai Nargolwala	1 January 2012	6 months	9 years 4 months
Anthony Nightingale	1 June 2013	6 months	7 years 11 months
Alice Schroeder	10 June 2013	6 months	7 years 11 months
Shriti Vadera	1 May 2020	6 months	1 year
Thomas Watjen	11 July 2017	6 months	3 years 10 months
Fields Wicker-Miurin	3 September 2018	6 months	2 years 8 months
Amy Yip	2 September 2019	6 months	1 year 8 months

Note

1
Paul Manduca retired from the Board on 31 December 2020. Shriti Vadera became the Chair of the Board from 1 January 2021.

Payments to past Directors and payments for loss of office

There were no payments for loss of office in 2020.

As disclosed in the 2019 Directors' remuneration report, a number of Directors stepped down from the Board in 2019. Treatment of their outstanding awards and other remuneration elements was disclosed in 2019. We set out below payments in respect of the awards that vested during 2020.

Nic Nicandrou

Nic holds a PLTIP award granted in 2018 and as set out in the section 'Remuneration in respect of performance in 2020' the performance condition attached to Nic's 2018 PLTIP awards was partially met and 68.75 per cent of these awards will be released in 2021. The details of the release are set out below.

Award	Number of shares vesting[1]	Value of shares vesting[2]

PLTIP	119,407	$1,829,874

Notes

1
The number of shares vesting include accrued dividends.
2
The share price used to calculate the value was the average ADR price for the three months up to 31 December 2020, being £11.95.

Barry Stowe

Barry holds a PLTIP award granted in 2018 and as set out in the section 'Remuneration in respect of performance in 2020' the performance condition attached to Barry's 2018 PLTIP awards was partially met and 68 per cent of these awards will be released in 2021. These awards were pro-rated for service (nine of 36 months) and the details of the release are set out below.

Award	Number of ADRs vesting[1]	Value of ADRs vesting[2]

PLTIP	22,931	$725,537

Notes

1
The number of ADRs vesting include accrued dividends.
2
The ADR price used to calculate the value was the average ADR price for the three months up to 31 December 2020, being $31.64.

Other Directors

A number of former Directors receive retiree medical benefits for themselves and their partner (where applicable). This is consistent with other senior members of staff employed at the same time. A de minimis threshold of £10,000 has been set by the Committee; any payments or benefits provided to a past Director above this amount will be reported.

Statement of voting at general meeting

At the 2020 Annual General Meeting, shareholders were asked to vote on the current Directors' remuneration policy and the 2019 Directors' remuneration report. Each of these resolutions received a significant vote in favour by shareholders and the Committee is grateful for this support and endorsement by our shareholders. The votes received were:

Resolution	Votes for	% of votes cast	Votes against	% of votes cast	Total votes cast	Votes withheld

To approve the Directors' remuneration policy (2020 AGM)	1,930,172,979	95.84	83,796,656	4.16	2,013,969,635	1,043,445

To approve the Directors' remuneration report (2020 AGM)	1,930,404,646	96.84	63,037,343	3.16	1,993,441,989	21,570,822

Statement of implementation of remuneration policy in 2021

Base salary

Executive Directors' remuneration packages were reviewed in 2020 with changes effective from 1 January 2021. When the Committee made these decisions, it considered the salary increases awarded to other employees in 2020 and the expected increases in 2021. The external market reference points used to provide context to the Committee were similar to those used for 2020 salaries.

In recognition of the continued focus on pay restraint and after due deliberation the Committee considered there should be no salary increases to the Executive Directors for 2021. The 2021 salary increase budgets for other employees across the Group's business units were between 2 per cent and 4.6 per cent. On this basis, 2021 will be the ninth consecutive year in which the increases generally offered to executives have been below or close to the bottom of the range of salary increases budgeted for the broader workforce.

The salaries effective from 1 January 2021 are set out below:

  •
  Mark FitzPatrick: £760,000
  •
  James Turner: HKD7,330,000
  •
  Mike Wells: £1,149,000

2021 pension entitlements

While the approved Directors' remuneration policy provides for a phased reduction of Executive Directors' pension benefits to the workforce rate of 13 per cent of salary, the Committee accelerated this change to be effective on 14 May 2020. Pension levels will remain at this reduced rate for 2021. In addition, statutory contributions will continue to be made into mandatory pension arrangements in the country in which the Executive Directors are based, in line with the local requirements.

Annual bonus

No changes have been made to the bonus opportunities for Executive Directors for 2021.

The separation and divestment of Jackson will transform Prudential into a Group targeting the structural opportunities of Asia and Africa. The post-separation Group will focus on achieving sustained double-digit growth in embedded value per share. This will be supported by growth rates of new business profit, which are expected to substantially exceed GDP growth in the markets in which the Group operates. It is therefore imperative that the measures attached to the 2021 AIP and PLTIP awards create a clear focus within the executive team and a straightforward connection with the value to be delivered to shareholders.

2021 AIP financial measures

The Committee is mindful of the need for the weightings of the AIP measures to be sufficiently aligned with the post-separation Group's focus on the high-growth Asia and Africa businesses. The proposed revised weightings of the financial performance measures are set out in the table below.

	Weightings (% of financial element)

Financial performance measure	2020	2021	Change and rationale

Group EEV new business profit	15%	35%	Increase – to focus the executive team on driving growth in profitable new business which is critical to the growth in embedded value of the post-separation Prudential Group

Group adjusted operating profit	35%	25%	Reduction – to reflect the increased emphasis on growth of new business. Operating profit is largely driven by the level of historic in-force business

Group operating free surplus generated	30%	30%	No change – reflecting the importance of free surplus to support growth in investment in new business

Group Holding Company cash flow	20%	10%	Reduction – given the strategic priority of allocating capital to future growth in Asia and Africa whilst continuing to adequately fund central costs

The Remuneration Committee intends to include Jackson within the targets and results used for the AIP until the Group owns less than 50% of Jackson. From the date on which the Group owns less than 50% of Jackson, Jackson will be removed from Group AIP targets and outcomes for the remainder of the relevant year. From this date, Group AIP weightings will be consistent with those adopted for the Asia business. The date from which Jackson is removed from the AIP targets and the resulting changes to the weighting of the bonus metrics will be disclosed in the Annual Report on Remuneration for the year in which this takes place. Principles which will underpin the approach to the separation of Jackson are described in the Annual statement from the Chair of the Remuneration Committee.

2021 share-based long-term incentive awards

Award levels

No changes have been made to the PLTIP award levels for Executive Directors for 2021.

Performance conditions

Performance conditions for 2021 PLTIP awards have been revised to ensure that reward remains aligned with the strategic priorities and capital allocation framework of the post-separation Group. In particular, RoE replaced with RoEV to reflect the focus on achieving sustained double-digit growth in Embedded Value per share. In addition, the TSR peer group was revised to reflect the footprint of the post-separation Prudential Group.

The weighting of measures for the 2021 PLTIP awards for all Executive Directors will be as follows:

  •
  Relative TSR (50 per cent of award);
  •
  A return on embedded value measure (30 per cent of award); and
  •
  Sustainability scorecard of strategic measures (20 per cent of award).

The proportion of 2021 long-term incentive awards which will vest for threshold performance will remain at 20 per cent.

The conduct measure in the sustainability scorecard will include Jackson for 2021 awards for the period in which the Group owns at least 50% of Jackson, whilst the other scorecard metrics and RoEV will be calculated based on the Group excluding the US business. Principles which will underpin the approach to the separation of Jackson are described in the Annual statement from the Chair of the Remuneration Committee.

Relative TSR

Under the Group TSR measure, 20 per cent of the award will vest for TSR at the median of the peer group, increasing to full vesting for performance within the upper quartile. TSR is measured on a local currency basis since this has the benefit of simplicity and directness of comparison.

In 2020 the Committee reviewed the TSR peer group to reflect the footprint post separation of Jackson. The resulting peer group for 2021 PLTIP awards is set out below:

AIA Group	Allianz	AXA	China Life
China Pacific Insurance (CPIC)	China Taiping Insurance	Great Eastern	Manulife Financial
New China Life (NCl)	Ping An Insurance	Sun Life Financial	Zurich Insurance Group

Return on embedded value

RoEV will replace RoE as the PLTIP measure for 2021 awards. The Company believes that this measure is more relevant, considering the Asia focus of the Group, aligned to the ambition to grow EV and pivot towards EV based valuations.

RoEV will be calculated as the total post-tax EEV operating profit as a percentage of the average EEV basis shareholders' equity. RoEV will be assessed at the Group level.

20 per cent of the award will vest for achieving the threshold level of performance of 9 per cent, increasing to full vesting for reaching the stretch level of at least 11 per cent.

Sustainability scorecard

Under the 2021 sustainability scorecard, performance will be assessed for each of the four measures, at the end of the three-year performance period. Performance will be assessed on a sliding scale. Each of the measures has equal weighting and the 2021 measures are set out below:

Capital measure: Cumulative three-year ECap Group operating capital generation relative to threshold, less cost of capital (based on the capital position at the start of the performance period).

Vesting basis: Performance below threshold results in nil vesting, 20 per cent vesting for achieving threshold, increasing to full vesting for performance above stretch level. The threshold figure for this metric will be published in the Annual report for the final year of the performance period.

Capital measure: Cumulative three-year LCSM operating capital generation relative to threshold.

Vesting basis: Performance below threshold results in nil vesting, 20 per cent vesting for achieving threshold, increasing to full vesting for performance above stretch level. The threshold figure for this metric will be published in the Annual report for the final year of the performance period.

Conduct measure: Through strong risk management action, ensure there are no significant conduct/culture/governance issues that result in significant capital add-ons or material fines.

Vesting basis: Performance below threshold results in nil vesting, 20 per cent vesting for partial achievement of the Group's expectations, increasing to full vesting for achieving the Group's expectations.

Diversity measure: Percentage of the Executive Council and Leadership Team[1] that are female at the end of 2023.

Vesting basis: Performance below threshold results in nil vesting, 20 per cent vests for meeting the threshold of at least 33 per cent of our Executive Council and Leadership Team being female at the end of 2023, increasing to full vesting for reaching the stretch level of at least 37 per cent being female at that date.

1
Please note that in 2020 the definition of the Leadership Team for the purposes of this assessment changed to include Executive Council and other key executives critical for our the definition and execution of our strategy. This is comparable to what was previously referred to as the Leadership Team.

Chair and Non-executive Directors

Fees for the Chair and Non-executive Directors were unchanged in 2020. The Committee has decided to appoint the new Chair, Ms Vadera, on the same fee (£765,000 per annum) as the outgoing Chair, Mr Manduca.

The Board has established for the period up to the 2022 AGM a Responsibility & Sustainability Working Group which will oversee the embedding of our new ESG framework and progress on diversity and inclusion initiatives and employee engagement activities. As Chair of the Working Group, Ms Schroeder will receive a fee of £45,000 per annum while Working Party members will receive a fee of £22,000.

Additional remuneration disclosures

Directors' outstanding long-term incentive awards

Share-based long-term incentive awards

	Plan name	Year of award	Conditional share awards outstanding at 1 Jan 2020 (number of shares)	Conditional awards in 2020 (number of shares)	Market price at date of award (pence)	Dividend equivalents on vested sharesnote (number of shares released)	Rights exercised in 2020	Rights lapsed in 2020	Conditional share awards outstanding at 31 Dec 2020 (number of shares)	Date of end of performance period

Mark FitzPatrick	PLTIP	2017	117,047	-	1828	6,449	73,155	43,892	-	31 Dec 19
	PLTIP	2018	123,110	-	1750	-	-	-	123,110	31 Dec 20
	PLTIP	2019	142,470	-	1605.5	-	-	-	142,470	31 Dec 21
	PLTIP	2020	-	175,115	1049.5	-	-	-	175,115	31 Dec 22

			382,627	175,115	-	6,449	73,155	43,892	440,695

James Turner	PLTIP	2017	32,264	-	1672	1,738	20,165	12,099	-	31 Dec 19
	PLTIP	2018	103,281	-	1750	-	-	-	103,281	31 Dec 20
	PLTIP	2019	119,600	-	1605.5	-	-	-	119,600	31 Dec 21
	PLTIP	2020	-	177,562	1049.5	-	-	-	177,562	31 Dec 22

			255,145	177,562	-	1,738	20,165	12,099	400,443

Mike Wells	PLTIP	2017	304,166	-	1672	16,414	190,103	114,063	-	31 Dec 19
	PLTIP	2018	297,713	-	1750	-	-	-	297,713	31 Dec 20
	PLTIP	2019	344,629	-	1605.5	-	-	-	344,629	31 Dec 21
	PLTIP	2020	-	423,594	1049.5	-	-	-	423,594	31 Dec 22

			946,508	423,594	-	16,414	190,103	114,063	1,065,936

Note

A dividend equivalent was accumulated on these awards.

Other share awards

The table below sets out Executive Directors' deferred bonus share awards.

	Year of grant	Conditional share awards outstanding at 1 Jan 2020	Conditionally awarded in 2020	Dividends Accumulated in 2020note	Shares released in 2020	Conditional share awards outstanding at 31 Dec 2020	Date of end of restricted period	Date of release	Market price at date of award	Market price at date of vesting or release
		(number of shares)
			(number of shares)	(number of shares)	(number of shares)	(number of shares)			(pence)	(pence)

Mark FitzPatrick
Deferred 2017 annual incentive award	2018	33,518	-	771	-	34,289	31 Dec 20		1750	-
Deferred 2018 annual incentive award	2019	38,411	-	884	-	39,295	31 Dec 21		1605.5	-
Deferred 2019 annual incentive award	2020	-	48,780	1,123	-	49,903	31 Dec 22		1047	-

		71,929	48,780	2,778	-	123,487			-	-

James Turner
Deferred 2018 annual incentive award	2019	24,560	-	565	-	25,125	31 Dec 21		1605.5	-
Deferred 2019 annual incentive award	2020	-	42,125	970	-	43,095	31 Dec 22		1047	-

		24,560	42,125	1,535	-	68,220			-	-

Mike Wells
Deferred 2016 annual incentive award	2017	64,440	-	-	64,440	-	31 Dec 19	06 Apr 20	1672	1021
Deferred 2017 annual incentive award	2018	58,008	-	1,336	-	59,344	31 Dec 20		1750	-
Deferred 2018 annual incentive award	2019	66,030	-	1,521	-	67,551	31 Dec 21		1605.5	-
Deferred 2019 annual incentive award	2020	-	83,782	1,930	-	85,712	31 Dec 22		1047	-

		188,478	83,782	4,787	64,440	212,607			-	-

Note
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

The table below provides information about shares purchased under the SIP together with matching shares (awarded on a 1:4 basis) and dividend shares.

	Year of initial grant	Share Incentive Plan awards held in Trust at 1 Jan 2020	Partnership shares accumulated in 2020	Matching shares accumulated in 2020	Dividend shares accumulated in 2020	Share Incentive Plan awards held in Trust at 31 Dec 2020
		(number of shares)
			(number of shares)	(number of shares)	(number of shares)	(number of shares)

Mark FitzPatrick	2017	372	150	37	11	570
James Turner	2011	829	-	-	20	849
Mike Wells	2015	719	150	38	18	925

Cash-settled long-term incentive awards

This information has been prepared in line with the reporting requirements of the Hong Kong Stock Exchange and sets out Executive Directors' outstanding share awards and share options. For details of the cash-settled long-term incentive awards held by one Executive Director, please see our 2019 Annual report on remuneration.

Dilution

Dilution Releases from the Prudential Long Term Incentive Plan and the Prudential Agency Long Term Incentive Plan are satisfied using new issue shares rather than by purchasing shares in the open market. Shares relating to options granted under all-employee share plans are also satisfied by new issue shares. The combined dilution from all outstanding shares and options at 31 December 2020 was 1 per cent of the total share capital at the time. Deferred bonus awards will continue to be satisfied by the purchase of shares in the open market.

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

In addition, Prudential's directors held, as at 15 February 2021, options to purchase 5,165 shares, all of which were issued under Prudential's Savings-Related Share Option Scheme (SAYE). These options and schemes are described in more detail below under 'Options to purchase securities from Prudential' in this section.

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

Options to purchase and discretionary awards of securities from Prudential

As of 15 February 2021, 2,233,568 options were outstanding, which Prudential issued under the SAYE schemes. As described above in 'Outstanding options of directors and other executive officers', each option represents the right of the bearer to subscribe for one share at a particular pre-determined exercise price at a pre-set exercise date.

As of 15 February 2021, 35,888,681 shares were outstanding under other awards. Of those 1,241,236 shares outstanding under the Annual Incentive Plan, 2,153,033 shares were outstanding under the Restricted Share Plan, 17,461,213 shares were outstanding under the PLTIP, 1,120,899 shares were outstanding under the Deferred Share Plans, 6,604,554 shares were outstanding under the PCA LTIP and 7,307,746 shares were outstanding under the Prudential Agency Long Term Incentive Plan. Such outstanding awards held by directors or other executive officers at 31 December 2020 are included under 'Long-term incentive plans' in the 'Compensation' section above.

The aggregate proceeds that would arise if all outstanding options under the SAYE schemes were exercised is £24 million. The latest expiration dates for exercise or release of the securities underlying the options or awards and the number of options or shares are set out in the table below.

Year of Expiration	Options Outstanding Under Savings Related Share Option Scheme (in millions)	Shares Outstanding Under Other Awards (in millions)	Total (in millions)

2021	0.437	8.965	9.402
2022	0.413	11.064	11.477
2023	0.594	15.742	16.336
2024	0.401	0.004	0.405
2025	0.230	0.114	0.344
2026	0.159	-	0.159

Total	2.234	35.889	38.123

Information concerning the Group's share award and share option plans for its employees is provided above as well as in note B2.2 to the consolidated financial statements.

Employees

The average number of staff employed by the Group, for the following periods were:

	2020	2019	2018

Asia and Africa operations*	12,949	14,206	16,520
US operations	3,650	4,014	4,285
Head office function†	657	784	954

Total continuing operations	17,256	19,004	21,759
Discontinued UK and Europe operations‡	-	5,672	6,447

Total Group	17,256	24,676	28,206

*
The Asia and Africa operations staff numbers above exclude 502 commission based sales staff (2019: 346; 2018: 119) who have an employment contract with the Company.
†
The 'Head office function' staff numbers include staff based in London and Hong Kong.
‡
Average staff numbers of the discontinued UK and Europe operations were for the period up to the demerger in October 2019.

At 31 December 2020, Prudential employed 16,226 permanent employees (31 December 2019:13,765), excluding commission based sales staff who have an employment contract with the Company. Of the total permanent employees, approximately 78 per cent were in Asia and Africa (2019: 83 per cent), 21 per cent in the US (2019: 16 per cent) and the remainder in head office functions.

At 31 December 2020, Prudential had:

  –
  3 employees paying union subscriptions through the payroll in the UK.
  –
  166 temporary employees in Asia and Africa, 85 in the US and none in head office functions.
  –
  526 fixed term contractors in Asia and Africa, none in the US and 36 in head office functions.

ADDITIONAL INFORMATION

Risk Factors

A number of risk factors may affect Prudential's business, financial condition, results of operations and/or prospects and, accordingly, the trading price of its shares. The risk factors mentioned below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. The information given is as of the date of this document, and any forward-looking statements are made subject to the reservations specified under 'Forward-looking statements'.

1.    RISKS RELATING TO PRUDENTIAL'S FINANCIAL SITUATION

1.1    The Covid-19 pandemic has had a significant impact on financial market volatility and global economic activity, increased operational disruption risks to the Group and has adversely impacted Prudential's sales in affected markets and its financial condition, results of operations and prospects. The full extent of the longer-term impacts from the pandemic remains uncertain

The Covid-19 pandemic has significantly increased the volatility of equity markets, interest rates and credit spreads, reduced market liquidity and reduced global economic activity. The potential adverse impacts to the Group of these effects are detailed in the Financial Market and Economic Conditions risk factor detailed below. However, the full extent of the impact of the pandemic on financial markets and economic growth remains highly uncertain and unpredictable and will be influenced by the actions of governments, policymakers and the public. This includes the duration and effectiveness of mitigating measures against the current and future strains of the coronavirus, including a continued reliance on restrictions of movement and the deployment of vaccination programmes (which may occur over a prolonged period of time), the effectiveness and timing of which remains uncertain across markets. Where these impacts are prolonged, this may affect the solvency position of Prudential's subsidiaries and prevent or limit their ability to make remittances, adversely impacting the financial condition and prospects of the Group.

The immediate regulatory and supervisory responses to the Covid-19 pandemic have been broad and have included increased scrutiny of the operational resilience, liquidity and capital strength (including the impact of making dividend payments) of financial services companies. Various governments have effected, or may effect, the postponement of elections and other constitutional or legislative processes in response to the pandemic, and this may result in an increase in constitutional and political uncertainty in the markets in which the Group operates. Governments are either starting or planning the roll-out of Covid-19 vaccination programmes, and accessibility to vaccine supplies has the potential to contribute to an increase in geopolitical tensions. The longer term political, regulatory and supervisory developments resulting from the Covid-19 pandemic remain highly uncertain. These may include changes to government fiscal policies, laws or regulations aimed at increasing financial stability and/or measures on businesses or specific industries to contribute to, lessen or otherwise support, the financial cost to governments in addressing the pandemic. This may include requirements on private insurance companies and healthcare providers to cover the costs associated with the treatment of Covid-19 beyond contractual or policy terms.

The Covid-19 pandemic, and measures to contain it, have slowed economic and social activity in the Group's geographical markets. While these conditions persist, the level of sales activity in affected markets has been, and will continue to be, adversely impacted through a reduction in travel and agency and bancassurance activity, which may be prolonged in markets which continue to rely on containment measures based on restrictions of movement rather than vaccine deployment. The impact to economic activity and employment levels may result in an elevated incidence of claims, lapses, or surrenders of policies, and some policyholders may choose to defer or stop paying insurance premiums or reduce deposits into retirement plans. The pandemic may also indirectly result in elevated claims and policy lapses or surrenders, and with some delay in time before being felt by the Group, due to factors such as policyholders deferring medical treatment during the pandemic, or policyholders lapsing or surrendering their policies on the expiry of grace periods for premium payments provided by the Group's businesses. Extended restrictions on movement in particular may adversely impact product persistency in the Group's Asia business. While these impacts to the Group have not been material to date, the full extent of the impact of the Covid-19 pandemic is currently highly uncertain and the Group's claims experience to date and its current insurance assumptions cannot be taken as an indicator of future potential experience from the Covid-19 pandemic which may deteriorate significantly and have a material adverse effect on Prudential's business, financial condition, results of operations and prospects.

Disruption to Prudential's operations may result where its employees, or those of its service partners and counterparties, contract the coronavirus or are affected by restrictions on movement; where office closures and other measures impacting working practices are effected, such as the imposition of remote working arrangements; and where quarantine requirements and isolation measures under local laws apply, and as a result of social distancing and/or other psychosocial impacts. While such measures are in place, there may be an increase in attempts to compromise IT systems through phishing and social engineering tactics.

In some markets Prudential has implemented changes to its sales and distribution processes. These include virtual face-to-face sales of its products and the online recruitment, training and, where possible, licensing of agents. Such changes may increase or introduce new operational and regulatory risks, in particular those focused on customer outcomes and conduct. A failure to implement appropriate governance and management of these new or incremental risks may adversely impact Prudential's reputation and brand and the results of its operations. In markets where the level of sales under these new processes is material or where such processes become permanent distribution channels, the commercial value of the Group's existing sale and distribution arrangements, such as bancassurance arrangements, may be adversely impacted.

1.2    Prudential's businesses are inherently subject to market fluctuations and general economic conditions, each of which may adversely affect the Group's business, financial condition, results of operations and prospects

Uncertainty, fluctuations or negative trends in international economic and investment climates could have a material adverse effect on Prudential's business and profitability. Prudential operates in a macroeconomic and global financial market environment that presents significant uncertainties and potential challenges. For example, during 2020 interest rates in the United States ('US') and some Asian countries in which Prudential operates have decreased to historic lows driven by the responses of central banks to mitigate the impact of the Covid-19 pandemic. The transition to a lower carbon economy may also impact long-term asset valuations.

Global financial markets are subject to uncertainty and volatility created by a variety of factors. These factors include slowdowns or reversals in world economic growth (particularly where this is abrupt, as has been the case with the impact of the Covid-19 pandemic), fluctuations in global energy prices, changes in monetary policy in China, the US and other jurisdictions together with their impact on the valuation of all asset classes and effect on interest rates and inflation expectations, and concerns over sovereign debt. Other factors include the increased level of (geo)political risk and policy-related uncertainty (including the broader market impacts resulting from the trade negotiations between the US and China) and socio-political, climate-driven and pandemic events. The extent of financial market and economic impact of these factors may be highly uncertain and unpredictable and influenced by the actions, including the duration and effectiveness of mitigating measures of governments, policymakers and the public.

The adverse effects of such factors could be felt principally through the following items:

  –
  Lower interest rates and reduced investment returns arising on the Group's portfolios including impairment of debt securities and loans, which could reduce Prudential's capital and impair its ability to write significant volumes of new business, increase the potential adverse impact of product guarantees included in Jackson's variable annuities and non-unit-linked products with a savings component in Asia, increase reinvestment risk for some of the Group's investments from accelerated prepayments and increased redemptions and/or have a negative impact on its assets under management and profit.
  –
  A reduction in the financial strength and flexibility of corporate entities which may result in a deterioration of the credit rating profile and valuation of the Group's invested credit portfolio (which may result in an increase in regulatory capital requirements for the Group or its businesses), as well as higher credit defaults and wider credit and liquidity spreads resulting in realised and unrealised credit losses. Similarly, mortgages and mortgage-backed securities in the Group's investment portfolio are subject to default risk and may be adversely impacted by delays or failures of borrowers to make payments of principal and interest when due.
  –
  Failure of counterparties who have transactions with Prudential (such as banks, reinsurers and counterparties to derivative transactions) to meet commitments that could give rise to a negative impact on Prudential's financial position and on the accessibility or recoverability of amounts due or, for derivative transactions, adequate collateral not being in place. Concentrations of counterparty credit risk could exacerbate the impact of these events where they materialise.
  –
  Estimates of the value of financial instruments becoming more difficult because in certain illiquid or closed markets, determining the value at which financial instruments can be realised is highly subjective. Processes to ascertain such values require substantial elements of judgement, assumptions and estimates (which may change over time). Where the Group is required to sell its investments within a defined timeframe, such market conditions may result in the sale of these investments at below expected or recorded prices.
  –
  The Group holds certain investments that may lack liquidity, such as privately placed fixed maturity securities, mortgage loans, complex structured securities and alternative investments. If these investments were required to be liquidated on short notice, the Group may experience difficulty in doing so and may be forced to sell them at a lower price than it otherwise would have been able to realise.
  –
  A reduction in revenue from the Group's products where fee income is linked to account values or the market value of the funds under management. In particular, equity price falls impact the amount of revenue derived from fees from the unit-linked products in the Group's Asia business and from annuity contracts at Jackson, where fees are charged on account and asset values.

  –
  Increased illiquidity, which includes the risk that expected cash inflows from investments and operations will not be adequate to meet the Group's anticipated short-term and long-term policyholder benefits and expense payment obligations. Increased illiquidity also adds to uncertainty over the accessibility of financial resources which in extreme conditions can impact the functioning of markets and may reduce capital resources as valuations decline. This could occur where external capital is unavailable at sustainable cost, increased liquid assets are required to be held as collateral under derivative transactions or redemption restrictions are placed on Prudential's investments in illiquid funds. In addition, significant redemption requests could also be made on Prudential's issued funds and while this may not have a direct impact on the Group's liquidity, it could result in reputational damage to Prudential. The potential impact of increased illiquidity is more uncertain than for other risks such as interest rate or credit risk.

In general, upheavals in the financial markets may affect general levels of economic activity, employment and customer behaviour. As a result, insurers may experience an elevated incidence of claims, lapses, or surrenders of policies, and some policyholders may choose to defer or stop paying insurance premiums or reduce deposits into retirement plans. The demand for insurance products may also be adversely affected. In addition, there may be a higher incidence of counterparty failures. If sustained, this environment is likely to have a negative impact on the insurance sector over time and may consequently have a negative impact on Prudential's business and its balance sheet and profitability. For example, this could occur if the recoverable value of intangible assets for bancassurance agreements and deferred acquisition costs are reduced. New challenges related to market fluctuations and general economic conditions may continue to emerge.

For some non-unit-linked products with a savings component, in particular those written in some of the Group's Asia operations, it may not be possible to hold assets which will provide cash flows to match those relating to policyholder liabilities. This is particularly true in those countries where bond markets are less developed and in certain markets where regulated premium and claim values are set with reference to the interest rate environment prevailing at the time of policy issue. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated. Where interest rates in these markets remain lower than those used to calculate premium and claim values over a sustained period, this could have a material adverse effect on Prudential's reported profit and the solvency of its business units. In addition, part of the profit from the Group's Asia operations is related to bonuses for policyholders declared on with-profits products, which are impacted by the difference between actual investment returns of the with-profits fund (which are broadly based on historical and current rates of return on equity, real estate and fixed income securities) and minimum guarantee rates offered to policyholders. This profit could be lower in particular in a sustained low interest rate environment.

Jackson writes a significant amount of variable annuities that offer capital or income protection guarantees. The value of these guarantees is affected by market factors (such as interest rates, equity values, bond spreads and realised volatility) and policyholder behaviour. Changes in markets, or deviations in policyholder behaviour experience from assumptions, may result in the need to hold additional reserves for these products, which may impact Jackson's liquidity, require it to raise additional capital and/or adversely impact its net income. Jackson uses a derivative hedging programme to reduce its exposure to market risks arising on these guarantees. There may be circumstances where the derivatives that Jackson enters into to hedge its market risks may not sufficiently or effectively offset its exposures under the guarantees, or where its exposures may be over-hedged. This includes circumstances where:

  –
  The derivative markets for the instruments which most appropriately reflect the equity funds in which policyholders have invested may not be of sufficient size or liquidity to effectively hedge these risks;
  –
  Operational errors occur in the execution of Jackson's hedging strategy; or
  –
  Actual experience materially deviates from the assumptions used in the models which inform Jackson's hedging strategy. These assumptions include, amongst others, mortality, lapse, surrender and withdrawal rates and amounts of withdrawals, election rates, fund performance, equity market returns and volatility, interest rate levels and correlation among various market movements.

If the results from Jackson's hedging programmes do not correlate with the economic effect of changes in benefit exposures to customers, it could experience economic losses and increased volatility in its earnings which could adversely impact the Group's business, financial condition and results of operations. The cost of any guarantees that remain unhedged will also affect Jackson's results.

Periods of significant and sustained downturns in securities markets, increased equity volatility, reduced interest rates, or deviations in expected policyholder behaviour could also increase the cost of hedging beyond that anticipated in the pricing of the products being hedged and could produce losses not addressed by the risk management techniques employed.

In addition, Jackson hedges the guarantees on its variable annuity book on an economic basis (with consideration of the local regulatory position) and, thus, accepts variability in its accounting results in the short term in order to achieve the appropriate result on these bases. In particular, for Prudential's Group International Financial Reporting Standards ('IFRS') reporting, the measurement of the Jackson variable annuity guarantees is typically less sensitive to market movements than for the corresponding hedging derivatives, which are held at market value. However, depending on the level of hedging conducted regarding a particular risk type, certain market movements can drive volatility in the economic or local regulatory results that may be less significant under IFRS reporting.

Also, Jackson has a mix of spread-based and mortality business with assets invested in fixed-income securities and its results are therefore affected by fluctuations in prevailing interest rates. In particular, stable value products written by Jackson expose Prudential to the risk that changes in interest rates, which are not fully reflected in the interest rates credited to customers, will reduce spread. The spread is the difference between the rate of return Jackson is able to earn on the assets backing the policyholders' liabilities and the amounts that are credited to policyholders in the form of benefit increases, subject to minimum crediting rates. Declines in spread from these products or other spread businesses that Jackson conducts, and increases in surrender levels arising from interest rate rises, could have a material impact on its businesses or results of operations.

Any of the foregoing factors and events, individually or together, could have a material adverse effect on Prudential's business, financial condition, results of operations and prospects.

1.3    As a holding company, Prudential is dependent upon its subsidiaries to cover operating expenses and dividend payments

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

Certain of Prudential's subsidiaries are subject to applicable insurance, foreign exchange and tax laws, rules and regulations (including in relation to distributable profits) that can limit their ability to make remittances. In some circumstances, including where there are changes to general market conditions, this could limit Prudential's ability to pay dividends to shareholders or to make available funds held in certain subsidiaries to cover operating expenses of other members of the Group.

A material change in the financial condition of any of Prudential's subsidiaries may have a material effect on its business, financial condition, results of operations and prospects.

1.4    (Geo)political risks and uncertainty may adversely impact economic conditions, increase market volatility, cause operational disruption to the Group and impact its strategic plans, which could have adverse effects on Prudential's business, financial condition, results of operations and prospects

The Group is exposed to (geo)political risks and uncertainty in the markets in which it operates. Recent shifts in the focus of some national governments toward more protectionist or restrictive economic and trade policies with specific markets, and international trade disputes, could impact on the macroeconomic outlook and the environment for global financial markets. This could take effect, for example, through increased friction in cross-border trade, such as implementation of trade tariffs or the withdrawal from existing trading blocs or agreements and the exercise of executive powers to restrict overseas trade, financial transactions, capital movements and/or investment. The degree and nature of regulatory changes and Prudential's competitive position in some geographic markets may also be impacted, for example, through measures favouring local enterprises, such as changes to the maximum level of non-domestic ownership by foreign companies or differing treatment under regulations and tax rules.

(Geo)political risks and political uncertainty may also adversely impact the Group's operations and its operational resilience. Increased (geo)political tensions may increase cross-border cyber activity and therefore increase cyber security risks. (Geo)political tensions may also lead to civil unrest and/or acts of civil disobedience. This includes the unrest in Hong Kong, where mass anti-government demonstrations have given rise to increased disruption throughout the region. Such events could impact operational resilience by disrupting Prudential's systems, operations, new business sales and renewals, distribution channels and services to customers, which may result in a reduction in contributions from business units to the central cash balances and profit of the Group, decreased profitability, financial loss, adverse customer impacts and reputational damage and may impact Prudential's business, financial condition, results of operations and prospects.

Responses by the US, UK and other governments to the enactment and application of the national security law in Hong Kong and other constitutional or legislative changes in the territory, which continue to develop, may adversely impact Hong Kong's economy with potential adverse sales, operational and product distribution impacts to the Group due to the territory being a key market which also hosts regional and head office functions. For internationally active groups such as Prudential, operating across multiple jurisdictions, government measures and responses may also add to the complexity of legal and regulatory compliance and increase the risk of conflicts between the requirements of one jurisdiction and another. See risk factor 3.1 below.

1.5    Prudential is subject to the risk of potential sovereign debt credit deterioration owing to the amounts of sovereign debt obligations held in its investment portfolio

Investing in sovereign debt creates exposure to the direct or indirect consequences of political, social or economic changes (including changes in governments, heads of state or monarchs) in the countries in which the issuers of such debt are located and to the creditworthiness of the sovereign. Investment in sovereign debt obligations involves risks not present in debt obligations of corporate issuers. In addition, the issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or pay interest when due in accordance with the terms of such debt, and Prudential may have limited recourse to compel payment in the event of a default. A sovereign debtor's willingness or ability to repay principal and to pay interest in a timely manner may be affected by, among other factors, its cash flow situation, its relations with its central bank, the extent of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor's policy toward local and international lenders, and the political constraints to which the sovereign debtor may be subject.

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

If a sovereign were to default on its obligations, or adopt policies that devalued or otherwise altered the currencies in which its obligations were denominated, this could have a material adverse effect on Prudential's business, financial condition, results of operations and prospects.

1.6    Downgrades in Prudential's financial strength and credit ratings could significantly impact its competitive position and damage its relationships with creditors or trading counterparties

Prudential's financial strength and credit ratings, which are used by the market to measure its ability to meet policyholder obligations, are an important factor affecting public confidence in Prudential's products, and as a result its competitiveness. Downgrades in Prudential's ratings as a result of, for example, decreased profitability, increased costs, increased indebtedness or other concerns could have an adverse effect on its ability to market products, retain current policyholders, and the Group's ability to compete for acquisition and strategic opportunities. Downgrades may also impact the Group's financial flexibility, including its ability to issue commercial paper at current levels and pricing. The interest rates at which Prudential is able to borrow funds are affected by its credit ratings, which are in place to measure the Group's ability to meet its contractual obligations.

In addition, changes in methodologies and criteria used by rating agencies could result in downgrades that do not reflect changes in the general economic conditions or Prudential's financial condition.

Any such downgrades could have a material adverse effect on Prudential's business, financial condition, results of operations and prospects. Prudential cannot predict what actions rating agencies may take, or what actions Prudential may therefore take in response to the actions of rating agencies, which could adversely affect its business.

1.7    Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses

Due to the geographical diversity of Prudential's businesses, Prudential is subject to the risk of exchange rate fluctuations. Prudential's operations generally write policies and invest in assets denominated in local currencies. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to fluctuations in Prudential's consolidated financial statements upon the translation of results into the Group's presentation currency. This exposure is not currently separately managed. The Group presents its consolidated financial statements in US dollars, which is the currency in which a large proportion of the Group's earnings and assets and liabilities are denominated or to which they are linked (such as the Hong Kong dollar). There remain some entities within the Group the results of which are not denominated in or linked to the US dollar and transactions which are conducted in non-US dollar currencies. Prudential is subject to the risk of exchange rate fluctuations from the translation of the results of these entities and transactions and the risks from the maintenance of the Hong Kong dollar peg to the US dollar.

2.    RISKS RELATING TO PRUDENTIAL'S BUSINESS ACTIVITIES AND INDUSTRY

2.1    The proposed demerger of Jackson carries with it execution risk and will require significant management attention

The proposed demerger of Jackson is subject to a number of factors and dependencies, such as prevailing market and political conditions and external approvals (including those from regulators and shareholders). In addition, preparing for and implementing the proposed demerger of Jackson is expected to require significant time from management, and management time will continue to be required in respect of any future sale of Prudential's remaining stake in Jackson. Management's attention may be diverted from other aspects of Prudential's business as a result.

Therefore, there can be no certainty that the demerger of Jackson will be implemented on the anticipated timetable, or that it will be completed as proposed (or at all). Further, if the proposed demerger of Jackson is completed, there can be no assurance that either Prudential or Jackson will realise the anticipated benefits of the transaction, or that the proposed demerger of Jackson and/or the future sale of Prudential's remaining stake in Jackson will not adversely affect the trading value or liquidity of the shares of either or both of the two businesses.

If the demerger of Jackson does complete, Prudential will continue to hold shares in Jackson. The market price of Jackson shares may be volatile and can go down as well as up. It is therefore possible that the value of Prudential's shareholding may be lower than anticipated, and the gross proceeds due to Prudential from any future sale may be lower than Prudential might otherwise achieve.

Failure to complete the demerger of Jackson would result in the potential benefits of the separation not being realised and may have an adverse effect on the reputation of Prudential and on the external perception of its ability to implement large-scale projects successfully. This may be the case even where the failure to implement the demerger of Jackson is due to factors outside the control of Prudential. A failure to complete the demerger of Jackson may also result in increased regulatory scrutiny on Prudential, in particular where the reasons for the demerger of Jackson not proceeding are internal to Prudential.

2.2    The implementation of large-scale transformation, including complex strategic initiatives, gives rise to significant design and execution risks, may affect Prudential's operational capability and capacity, and may adversely impact the Group and the delivery of its strategy if these initiatives fail to meet their objectives

In order to implement its business strategies for growth, improve customer experiences, strengthen operational resilience, meet regulatory and industry requirements and maintain market competitiveness, Prudential undertakes Group restructuring, large-scale transformation and acquisitions and disposals across its business. Many of these change initiatives are complex, interconnected and/or of large scale, including a current focus on preparations for the proposed demerger of Jackson, advancing the Group's digital capability, expanding strategic partnerships and industry and regulatory-driven change. There may be a material adverse effect to Prudential's business, customers, financial condition, results of operations and prospects if these initiatives incur unplanned costs, are subject to implementation delays, or fail to fully meet their objectives. Additionally, there may be adverse non-financial (including operational, regulatory, conduct and reputational) implications for the Group. These initiatives inherently give rise to design and execution risks, and may increase existing business risks, such as placing additional strain on the operational capacity, or weakening the control environment, of the Group.

Implementing further initiatives related to significant regulatory changes, such as IFRS 17 and the transition to a legislative framework in Hong Kong for the group-wide supervision of insurance groups, may amplify these risks. Risks relating to these regulatory changes are explained in the 'Legal and Regulatory Risk' risk factor below.

The speed of technological change in the business could outpace the Group's ability to anticipate all the unintended consequences that may arise from such change. Innovative technologies, such as artificial intelligence, expose Prudential to potential information security, operational, ethical and conduct risks which, if improperly managed, could result in customer detriment and reputational damage.

2.3    Prudential's businesses are conducted in highly competitive environments with developing demographic trends and continued profitability depends upon management's ability to respond to these pressures and trends

The markets for financial services in the US and Asia are highly competitive, with several factors affecting Prudential's ability to sell its products and continued profitability, including price and yields offered, financial strength and ratings, range of product lines and product quality, brand strength and name recognition, investment management performance and fund management trends, historical bonus levels, the ability to respond to developing demographic trends, customer appetite for certain savings products and technological advances. In some of its markets, Prudential faces competitors that are larger, have greater financial resources or a greater market share, offer a broader range of products or have higher bonus rates. Further, heightened competition for talented and skilled employees, agents and independent financial advisers may limit Prudential's potential to grow its business as quickly as planned. Technological advances, including the increased capability for gathering large volumes of customer health data and developments in capabilities and tools in analysing and interpreting such data (such as artificial intelligence and machine learning), may result in increased competition to the Group, both from within and outside the insurance industry, and may increase the competition risks resulting from a failure to be able to attract sufficient numbers of skilled staff.

In Asia, the Group's principal competitors include global life insurers together with regional insurers and multinational asset managers. In most Asia markets, there are also local companies that have a material market presence.

Jackson's competitors in the US include major stock and mutual insurance companies, mutual fund organisations, banks and other financial services companies.

Prudential believes that competition will intensify across all regions in response to consumer demand, digital and other technological advances (including the emergence of new distribution channels), the need for economies of scale and the consequential impact of consolidation, regulatory actions and other factors. Prudential's ability to generate an appropriate return depends significantly upon its capacity to anticipate and respond appropriately to these competitive pressures. This includes managing the potential adverse impacts to the commercial value of the Group's existing sale and distribution arrangements, such as bancassurance arrangements, in markets where new distribution channels develop.

Failure to do so may negatively impact Prudential's ability to attract and retain customers and, importantly, may limit Prudential's ability to take advantage of new business arising in the markets in which it operates, which may have an adverse interest on the Group's business, financial condition, results of operations and prospects.

2.4    Adverse experience in the operational risks inherent in Prudential's business, and those of its material outsourcing partners, could disrupt its business functions and have a negative impact on its business, financial condition, results of operations and prospects

Operational risks are present in all of Prudential's businesses, including the risk of direct or indirect loss resulting from inadequate or failed internal and external processes, systems or human error, fraud, the effects of natural or man-made catastrophic events (such as natural disasters, pandemics, cyber-attacks, acts of terrorism, civil unrest and other catastrophes) or from other external events. These risks may also adversely impact Prudential through its partners which provide bancassurance and product distribution, outsourcing, external technology, data hosting and other services.

Exposure to such events could impact Prudential's operational resilience and ability to perform necessary business functions by disrupting its systems, operations, new business sales and renewals, distribution channels and services to customers, or result in the loss of confidential or proprietary data. Such events, as well as any weaknesses in administration systems (such as those relating to policyholder records) or actuarial reserving processes, may also result in increased expenses, as well as legal and regulatory sanctions, decreased profitability, financial loss, customer conduct risk impacts and may damage Prudential's reputation and relationship with its customers and business partners.

Prudential's business is dependent on processing a large number of transactions for numerous and diverse products. It also employs a large number of complex and interconnected IT and finance systems and models, and user developed applications in its processes to perform a range of operational functions including the calculation of regulatory or internal capital requirements, the valuation of assets and liabilities, determining hedging requirements, and in acquiring new business using artificial intelligence and digital applications. Some of these tools form an integral part of the information and decision-making framework of Prudential and the risk of adverse consequences arising from erroneous or misinterpreted tools used in core business activities, decision making and reporting exists. Errors or limitations in these tools, or inappropriate usage, may lead to regulatory breaches, inappropriate decision-making, financial loss, or reputational damage. The long-term nature of much of the Group's business also means that accurate records have to be maintained securely for significant time periods. Further, Prudential operates in an extensive and evolving legal and regulatory environment (including in relation to tax) which adds to the complexity of the governance and operation of its business processes and controls.

The performance of the Group's core business activities and the uninterrupted availability of services to customers rely significantly on, and require significant investment in, IT infrastructure and security, system development, data governance and management, compliance and other operational systems, personnel, controls and processes. During times of significant change, the resilience and operational effectiveness of these systems and processes at Prudential and/or its third party providers may be adversely impacted. In particular, Prudential and its business partners are making increasing use of emerging technological tools and digital services, or forming strategic partnerships with third parties to provide these capabilities. Automated distribution channels to customers increase the criticality of providing uninterrupted services. A failure to implement appropriate governance and management of the incremental operational risks from emerging technologies may adversely impact Prudential's reputation and brand, the results of its operations, its ability to attract and retain customers and its ability to deliver on its long-term strategy and therefore its competitiveness and long-term financial success.

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

In addition, Prudential relies on the performance and operations of a number of bancassurance, outsourcing (including external technology and data hosting) and service partners. These include back office support functions, such as those relating to IT infrastructure, development and support and customer facing operations and services, such as product distribution and services (including through digital channels) and investment operations. This creates reliance upon the resilient operational performance of these partners, and failure to adequately oversee the partner, or the failure of a partner (or of its IT and operational systems and processes) could result in significant disruption to business operations and customers, may have reputational or conduct risk implications and which could have a material adverse effect on its business, financial condition, results of operations and prospects.

2.5    Attempts to access or disrupt Prudential's IT systems, and loss or misuse of personal data, could result in loss of trust from Prudential's customers and employees, reputational damage and have material adverse effects on the Group's business, financial condition, results of operations and prospects

Prudential and its business partners are increasingly exposed to the risk that individuals (which includes connected persons such as employees, contractors or representatives of Prudential or its third-party service providers, and unconnected persons) or groups may intentionally or unintentionally disrupt the availability, confidentiality and integrity of its IT systems or compromise the integrity and security of data (both corporate and customer), which could result in disruption to key operations, make it difficult to recover critical services or damage assets, any of which could result in loss of trust from Prudential's customers and employees, reputational damage and direct or indirect financial loss. The cyber-security threat continues to evolve globally in sophistication and potential significance. Prudential's increasing profile in its current markets and those in which it is entering, growing customer interest in interacting with their insurance providers and asset managers through the internet and social media, improved brand awareness and the 2016 designation of Prudential as a G-SII could also increase the likelihood of Prudential being considered a target by cyber criminals. Further, there have been changes to the threat landscape in recent years and the risk from untargeted but sophisticated and automated attacks has increased.

There is an increasing requirement and expectation on Prudential and its business partners to not only hold customer, shareholder and employee data securely, but also to ensure its ongoing accuracy and that it is being used in a transparent, appropriate and ethical way, including in decision-making where automated processes are employed. A failure to do so may result in regulatory scrutiny and sanctions and may adversely impact the reputation and brand of the Group, its ability to attract and retain customers, its ability to deliver on its long-term strategy and therefore the results of its operations. New and currently unforeseeable regulatory issues may also arise from the increased use of emerging technology.

The risk to the Group of not meeting these requirements and expectations may be increased by the development and usage of digital distribution and service channels, which can collect a broader range of personal and health-related data from individuals at increased scale, and the use of complex tools, machine learning and artificial intelligence technologies to process, analyse and interpret this data. Regulatory developments in data protection worldwide (such as the implementation of EU General Data Protection Regulation that came into force in 2018 and the California Consumer Protection Act that came into force on 1 January 2020) may also increase the financial and reputational implications for Prudential following a significant breach of its (or its third-party suppliers') IT systems or data. The international transfer of data may, as a global organisation, increase regulatory risks for the Group. Although Prudential has experienced or has been affected by cyber and data breaches, to date, it has not identified a failure or breach, or an incident of data misuse in relation to its legacy and other IT systems and processes which has had a material impact. However, Prudential has been, and likely will continue to be, subject to potential damage from computer viruses, unauthorised access and cyber-security attacks such as 'denial of service' attacks (which, for example, can cause temporary disruption to websites and IT networks), phishing and disruptive software campaigns.

Prudential is continually enhancing its IT environment to remain secure against emerging threats, together with increasing its ability to detect system compromise and recover should such an incident occur. However, there can be no assurance that such events will not take place which may have material adverse consequential effects on Prudential's business, financial condition, results of operations and prospects.

2.6    Prudential's digital health application, Pulse, has seen increasing adoption in Asia and as the markets in which it operates, its user base, features, partnerships and product offerings develop, existing business risks to the Group may be increased and new risks may be introduced

Prudential's digital health application, Pulse, is subject to the risks discussed within this 'Risk Factors' section. In particular, these include risks related to legal and regulatory compliance and the conduct of business; the execution of complex change initiatives; information security, cyber and data privacy; the use of models (including those using artificial intelligence) and personal data; the resilience and integrity of IT infrastructure and operations; and those related to the management of third parties. These existing risks for the Group may be increased due to a number of factors:

  –
  The number of current and planned markets in which the application operates, each with their own laws and regulations, regulatory and supervisory authorities, may increase regulatory compliance risks.
  –
  The implementation of planned application features and offerings may require the delivery of complex, inter-connected change initiatives across current and planned markets. This may give rise to design and execution risks, which could be amplified where these change initiatives are delivered concurrently.
  –
  The increased volume, breadth and sensitivity of data on which the business model of the application is dependent and to which the Group has access, holds, analyses and processes through its models, which increases data security, privacy and usage risks. The use of complex models, including where they use artificial intelligence for critical decision-making, in the application's features and offerings may give rise to operational, conduct, litigation and reputational risks where they do not function as intended.
  –
  The application and its services relies on a number of third party partners and providers, which may vary according to market. This may increase operational disruption risks to the uninterrupted provision of services to customers, regulatory compliance and conduct risks, and the potential for reputational risks.

New product offerings may be developed and provided through the application, some of which Prudential may have limited or no experience in providing, which may introduce new regulatory, operational, conduct and strategic risks for Group.

A failure to implement appropriate governance and management of the incremental and new risks detailed above may adversely impact Prudential's reputation and brand, its ability to attract and retain customers, its competitiveness and its ability to deliver on its long-term strategy.

2.7    Prudential operates in certain markets with joint venture partners, minority shareholders and other third parties, resulting in certain risks that Prudential does not face with respect to its wholly-owned subsidiaries

Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures and other joint ownership or third-party arrangements. For such Group operations the level of control exercisable by the Group depends on the terms of the contractual agreements, in particular, those terms providing for the allocation of control among, and continued cooperation between, the participants. In addition, the level of control exercisable by the Group could be subject to changes in the maximum level of non-domestic ownership imposed on foreign companies in certain jurisdictions.

Prudential may face financial, reputational and other exposure (including regulatory censure) in the event that any of its partners fails or is unable to meet its obligations under the arrangements, encounters financial difficulty, or fails to comply with local or international regulation and standards such as those pertaining to the prevention of financial crime. In addition, a significant proportion of the Group's product distribution is carried out through arrangements with third parties not controlled by Prudential such as bancassurance and agency arrangements in Asia and broker-dealer networks in the US and is therefore dependent upon continuation of these relationships. A temporary or permanent disruption to these distribution arrangements, such as through significant deterioration in the reputation, financial position or other circumstances of the third party, material failure in controls (such as those pertaining to the third-party system failure or the prevention of financial crime) or failure to meet any regulatory requirements could adversely affect Prudential's reputation and its business, financial condition, results of operations and prospects.

2.8    Adverse experience relative to the assumptions used in pricing products and reporting business results could significantly affect Prudential's business, financial condition, results of operations and prospects

In common with other life insurers, the profitability of the Group's businesses depends on a mix of factors including mortality and morbidity levels and trends, policy surrenders and take-up rates on guarantee features of products, investment performance and impairments, unit cost of administration and new business acquisition expenses. The Group's businesses are subject to inflation risk. In particular, the Group's medical insurance businesses in Asia are also exposed to medical inflation risk.

Prudential needs to make assumptions about a number of factors in determining the pricing of its products, for setting reserves, and for reporting its capital levels and the results of its long-term business operations.

Assumptions about future expected levels of mortality are of relevance to the Guaranteed Minimum Withdrawal Benefit ('GMWB') of Jackson's variable annuity business.

A further factor is the assumption that Prudential makes about future expected levels of the rates of early termination of products by its customers (known as persistency). This is relevant to a number of lines of business in the Group, especially for Jackson's portfolio of variable annuities and across product lines in Asian markets. Prudential's persistency assumptions reflect a combination of recent past experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. Any expected change in future persistency is also reflected in the assumption. If actual levels of future persistency are significantly different than assumed, the Group's results of operations could be adversely affected. Furthermore, Jackson's variable annuity products are sensitive to other types of policyholder behaviour, such as the take-up of its GMWB product features.

In addition, Prudential's business may be adversely affected by epidemics, pandemics and other effects that give rise to a large number of deaths or additional sickness claims, as well as increases to the cost of medical claims. Pandemics, significant influenza and other epidemics have occurred a number of times historically but the likelihood, timing, or the severity of future events cannot be predicted. The effectiveness of external parties, including governmental and non-governmental organisations, in combating the spread and severity of any epidemics could have a material impact on the Group's claims experience. The risks to the Group resulting from the Covid-19 pandemic are included in the 'Covid-19' risk factor detailed in above.

Prudential uses reinsurance to selectively transfer mortality, morbidity and other risks. This exposes the Group to the counterparty risk of a reinsurer being unable to pay reinsurance claims or otherwise meet their commitments; the risk that a reinsurer changes reinsurance terms and conditions of coverage, or increases the price of reinsurance which Prudential is unable to pass on to its customers; and the risk of ambiguity in the reinsurance terms and conditions leading to uncertainty whether an event is covered under a reinsurance contract.

Any of the foregoing, individually or together, could have a material adverse effect on Prudential's business, financial condition, results of operations and prospects.

2.9    Prudential is exposed to ongoing risks as a result of the demerger of M&G plc (the 'M&G Demerger')

On 21 October 2019, Prudential completed the M&G Demerger and, in connection with this, Prudential entered into a demerger agreement with M&G plc. Among other provisions, the demerger agreement contains a customary indemnity under which Prudential has agreed to indemnify M&G plc against liabilities incurred by the M&G plc group that relate to the business of the Group. Although it is not anticipated that Prudential will be required to pay any substantial amount pursuant to such indemnity obligations, if any amount payable thereunder is substantial this could have a material adverse effect on Prudential's business, financial condition, results of operations and prospects.

3.    LEGAL AND REGULATORY RISK

3.1    Prudential conducts its businesses subject to regulation and associated regulatory risks, including a change to the basis in the regulatory supervision of the Group, the effects of changes in the laws, regulations, policies and interpretations and any accounting standards in the markets in which it operates

Changes in government policy and legislation (including in relation to tax), capital control measures on companies and individuals, regulation or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which Prudential operates (including those related to the conduct of business by Prudential or its third party distributors), or decisions taken by regulators in connection with their supervision of members of the Group, which in some circumstances may be applied retrospectively, may adversely affect Prudential. The impact from any regulatory changes may be material to Prudential, for example changes may be required to its product range, distribution channels, handling and usage of data, competitiveness, profitability, capital requirements, risk management approaches, corporate or governance structure and, consequently, reported results and financing requirements. Also, regulators in jurisdictions in which Prudential operates may impose requirements affecting the allocation of capital and liquidity between different business units in the Group, whether on a geographic, legal entity, product line or other basis. Regulators may also change solvency requirements, methodologies for determining components of the regulatory or statutory balance sheet including the reserves and the level of capital required to be held by individual businesses (with implications to the Group capital position), the regulation of selling practices, and could introduce changes that impact products sold or that may be sold. Furthermore, as a result of interventions by governments in light of financial and global economic conditions, there may continue to be changes in government regulation and supervision of the financial services industry, including the possibility of higher capital requirements, restrictions on certain types of transactions and enhancement of supervisory powers.

In the markets in which it operates, Prudential is subject to regulatory requirements and obligations with respect to financial crime including anti-money laundering and sanctions compliance, which may either impose obligations on the Group to act in a certain manner or restrict the way that it can act in respect of specified individuals, organisations, businesses and/or governments. A failure to do so may adversely impact the reputation of Prudential and/or result in the imposition of legal or regulatory sanctions for the Group. For internationally active groups such as Prudential, operating across multiple jurisdictions increases the complexity of legal and regulatory compliance. Compliance with Prudential's legal or regulatory obligations in one jurisdiction may conflict with the law or policy objectives of another jurisdiction, or may be seen as supporting the law or policy objectives of that jurisdiction over another, creating additional legal, regulatory compliance and reputational risks for the Group. These risks may be increased where uncertainty exists on the scope of regulatory requirements and obligations, and where the complexity of specific cases applicable to the Group is high. Following the demerger of Jackson, these risks may become more pronounced for the Group as markets with higher geopolitical risk exposure will form a larger proportion of Prudential's operations.

Further information on specific areas of regulatory and supervisory requirements and changes are included in the sub-sections below.

  (a)
  Group-wide supervision

With effect from 21 October 2019, the Group-wide supervisor of Prudential plc changed to the Hong Kong Insurance Authority ('IA'). To align Hong Kong's regulatory regime with international standards and practices, the Hong Kong IA has developed a new Group-wide Supervision ('GWS') Framework for multinational insurance groups under its supervision. The GWS Framework is based on a principle-based and outcome-focused approach, and allows the Hong Kong IA to exercise direct regulatory powers over the designated holding companies of multinational insurance groups. On 24 July 2020 the Insurance (Amendment) (No. 2) Ordinance, being the enabling primary legislation providing for the GWS Framework, was enacted. This primary legislation is supported by subsidiary legislation and guidance material from the Hong Kong IA. The relevant subsidiary legislation, including the Insurance (Group Capital) Rules, was tabled before the Legislative

Council on 6 January 2021 and will come into operation on 29 March 2021. The GWS Framework is expected to be effective for Prudential upon designation by the Hong Kong IA in the second quarter of 2021, subject to transitional arrangements. Prior to the GWS Framework becoming effective for the Group, Prudential remains subject to the Regulatory Letter signed with the Hong Kong IA. This letter outlines the interim supervision arrangements from 21 October 2019 when the Hong Kong IA became the Group-wide supervisor of the Group.

Although the GWS Framework is broadly consistent with the interim supervision arrangements that currently apply to the Group under the Regulatory Letter, until all elements of the GWS Framework are finalised the Group cannot be certain of the nature and extent of differences between the interim principles agreed with the Hong Kong IA and the specific regulatory requirements of the GWS Framework. The Group's existing processes and resources may also need to change to comply with the final GWS Framework or any other requirements of the Hong Kong IA. The need to adapt to any such changes or to respond to any such requirements may lead to increased costs or otherwise impact the business, financial condition, results, profitability and/or prospects of the Group.

With the agreement of the Hong Kong IA, Prudential currently applies the Local Capital Summation Method (the 'LCSM') to determine Group regulatory capital requirements under the Regulatory Letter. Prudential currently expects the GWS methodology to be largely consistent with these interim supervisory requirements, with the exception of the treatment of debt instruments outlined below which will be subject to transitional arrangements under the GWS Framework, however any differences in the final requirements adopted under the GWS Framework may lead to changes to the way in which capital requirements are calculated and to the eligibility of the capital instruments issued by Prudential to satisfy such capital requirements.

The Hong Kong IA has agreed that the subordinated debt instruments issued by Prudential at the date of the demerger of M&G plc can be included as part of the Group's capital resources for the purposes of satisfying the capital requirements imposed under the interim LCSM principles agreed with the Hong Kong IA. Senior debt instruments issued by Prudential are not included as part of the Group capital resources under the LCSM. Under the GWS Framework, Prudential's initial analysis indicates that all debt instruments (senior and subordinated) issued by Prudential will meet the transitional conditions set by the Hong Kong IA and will be included as eligible Group capital resources, although this will be subject to approval by the Hong Kong IA. If the Hong Kong IA does not approve the subordinated debt instruments Prudential has in issue as part of the Group's eligible capital resources for the purposes of satisfying the capital requirements imposed under the GWS Framework, Prudential may have less eligible capital resources compared to under the LCSM and may need to raise additional debt instruments, which may in turn lead to increased costs for the Group.

  (b)
  Global regulatory requirements and systematic risk regulation

Currently there are also a number of other global regulatory developments which could impact Prudential's businesses in the many jurisdictions in which they operate. These include the Dodd-Frank Wall Street Reform and Consumer Protection Act ('Dodd-Frank Act') and its subsequent amendments in the US which provided for a comprehensive overhaul of the financial services industry within the US including reforms to financial services entities, products and markets, the work of the Financial Stability Board (the 'FSB') in the area of systemic risk including the reassessment of the designation of Global Systemically Important Insurers ('G-SIIs'), and the Insurance Capital Standard (the 'ICS') being developed by the International Association of Insurance Supervisors (the 'IAIS'). In addition, regulators in a number of jurisdictions in which the Group operates are further developing their local capital regimes. Across Asia this includes China, Hong Kong, Singapore, Thailand and India. There remains a high degree of uncertainty over the potential impact of such changes on the Group.

In November 2019 the IAIS adopted the Common Framework ('ComFrame') which establishes supervisory standards and guidance focusing on the effective group-wide supervision of Internationally Active Insurance Groups ('IAIGs'). The ComFrame proposals, which include the ICS, could result in enhanced capital and regulatory measures for IAIGs. Prudential was included in the first register of IAIGs released by the IAIS on 1 July 2020 and was designated an IAIG by the Hong Kong IA following an assessment against the established criteria in ComFrame.

In November 2019 the FSB endorsed a new Holistic Framework ('HF'), intended for the assessment and mitigation of systemic risk in the insurance sector, for implementation by the IAIS in 2020 and has suspended G-SII designations until completion of a review to be undertaken in 2022. Many of the previous G-SII measures have already been adopted into the Insurance Core Principles ('ICPs') and ComFrame. As an IAIG, Prudential is expected to be subject to these measures. The HF also includes a monitoring element for the identification of a build-up of systemic risk and to enable supervisors to take action where appropriate. As a result of the Covid-19 pandemic, this monitoring requirement has been replaced with a Covid-19-focused exercise for 2020, with annual monitoring expected to recommence in 2021. In November 2020 the IAIS launched a public consultation on phase 1 of a proposed liquidity metric to be used as an ancillary indicator in the monitoring of the build-up of systemic risk. This followed a more general consultation on liquidity metrics earlier in 2020.

Consultations on a phase 2 liquidity metric, as well as on macroeconomic elements of the HF, are expected to follow. The FSB published its 2020 Resolution Report in November 2020, highlighting intra-group connectedness and funding in resolution as key areas of attention for its work on resolution planning. Resolution will continue to be a near term focus in the FSB's financial stability work and may inform decisions around the reformed G-SII designation in 2022.

The IAIS continues to develop the ICS as part of ComFrame. The implementation of ICS will be conducted in two phases – a five-year monitoring phase followed by an implementation phase.

  (c)
  IFRS 17

The Group's accounts are prepared in accordance with current IFRS applicable to the insurance industry. The International Accounting Standards Board (the 'IASB') introduced a framework that it described as Phase I which, under its standard IFRS 4, permitted insurers to continue to use the statutory basis of accounting for insurance assets and liabilities that existed in their jurisdictions prior to January 2005. In May 2017, the IASB published its replacement standard on insurance accounting (IFRS 17, 'Insurance Contracts'). Some targeted amendments to this standard, including to the effective date, were issued in June 2020. IFRS 17, 'Insurance Contracts', as amended, will have the effect of introducing fundamental changes to the statutory reporting of insurance entities that prepare accounts according to IFRS from 2023. The standard is subject to endorsement in the UK via the UK Endorsement Board which is currently being established. Prudential has a Group-wide implementation programme underway to implement this new standard. The effect of changes required to the Group's accounting policies as a result of implementing the new standard is currently uncertain particularly as amendments were issued by the IASB in June 2020, but these changes can be expected to, amongst other things, alter the timing of IFRS profit recognition. The implementation of this standard will involve significant enhancements to IT, actuarial and finance systems of the Group.

Any changes or modification of IFRS accounting policies may require a change in the way in which future results will be determined and/or a retrospective adjustment of reported results to ensure consistency.

  (d)
  Inter-bank offered rate ('IBOR') reforms

In July 2014, the FSB announced widespread reforms to address the integrity and reliability of IBORs. The discontinuation of IBORs in their current form and their replacement with alternative risk-free reference rates such as the Sterling Overnight Index Average benchmark ('SONIA') in the UK and the Secured Overnight Financing Rate ('SOFR') in the US could, among other things, impact the Group through an adverse effect on the value of Prudential's assets and liabilities which are linked to or which reference IBORs, a reduction in market liquidity during any period of transition and increased legal and conduct risks to the Group arising from changes required to documentation and its related obligations to its stakeholders.

  (e)
  Investor contribution schemes

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

3.2    The resolution of several issues affecting the financial services industry could have a negative impact on Prudential's business, financial condition, results of operations and prospects or on its relations with current and potential customers

Prudential is, and in the future may continue to be, subject to legal and regulatory actions in the ordinary course of its business on matters relevant to the delivery of customer outcomes. Such actions relate, and could in the future relate, to the application of current regulations or the failure to implement new regulations (including those relating to the conduct of business), regulatory reviews of broader industry practices and products sold (including in relation to lines of business already closed) in the past under acceptable industry or market practices at the time and changes to the tax regime affecting products. Regulators may also focus on the approach that product providers use to select third-party distributors and to monitor the appropriateness of sales made by them. In some cases, product providers can be held responsible for the deficiencies of third-party distributors.

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

Any regulatory action arising out of the Group's position as a product provider could have an adverse impact on the Group's business, financial condition, results of operations and prospects, or otherwise harm its reputation.

3.3    Litigation, disputes and regulatory investigations may adversely affect Prudential's business, financial condition, cash flows, results of operations and prospects

Prudential is, and may in the future be, subject to legal actions, disputes and regulatory investigations in various contexts, including in the ordinary course of its insurance, investment management and other business operations. These legal actions, disputes and investigations may relate to aspects of Prudential's businesses and operations that are specific to Prudential, or that are common to companies that operate in Prudential's markets. Legal actions and disputes may arise under contracts, regulations (including tax) or from a course of conduct taken by Prudential, and may be class actions. Although Prudential believes that it has adequately provided in all material respects for the costs of litigation and regulatory matters, no assurance can be provided that such provisions are sufficient. Given the large or indeterminate amounts of damages sometimes sought, other sanctions that might be imposed and the inherent unpredictability of litigation and disputes, it is possible that an adverse outcome could have an adverse effect on Prudential's business, financial condition, cash flows, results of operations and prospects.

3.4    Changes in tax legislation may result in adverse tax consequences for the Group's business, financial condition, results of operations and prospects

Tax rules, including those relating to the insurance industry, and their interpretation may change, possibly with retrospective effect, in any of the jurisdictions in which Prudential operates. Significant tax disputes with tax authorities, and any change in the tax status of any member of the Group or in taxation legislation or its scope or interpretation could affect Prudential's business, financial condition, results of operations and prospects.

3.5    Prudential operates across multiple jurisdictions, including China and other emerging markets, which increases the complexity of its legal and regulatory compliance and hence heightens its operational and financial reporting risks

Prudential is an internationally active group with operations in Asia and listings in the US, UK, Hong Kong and Singapore. Compliance with Prudential's legal or regulatory obligations in one jurisdiction may conflict with the law or policy objectives of another, creating additional legal, regulatory compliance and reputational risk for the Group. Differences in legal systems between the countries in which the Group operates may also create uncertainty and inconsistency in the interpretation and enforcement of laws and regulations. Particular risks exist in respect of its US listing obligations and potential conflicts with Chinese requirements. The UK-based auditor of the consolidated financial statements included in this annual report, for example, uses work performed by its China entity to perform certain audit work. Independent registered public accounting firms operating in China are not permitted to be subject to inspection by the US Public Company Accounting Oversight Board (PCAOB). As a consequence of the US listing, Prudential could be exposed to regulatory actions or requirements in the US which may have an adverse impact on Prudential's listing in the US and the trading price of Prudential ADRs.

4.    ENVIRONMENTAL, SOCIAL AND GOVERNANCE RISKS

4.1    The failure to understand and respond effectively to the risks associated with environmental, social or governance ('ESG') factors could adversely affect Prudential's achievement of its long-term strategy

The purpose of a business and the way in which it operates in achieving its objectives, including in relation to ESG-related matters, are an increasingly material consideration for key stakeholders in achieving their own objectives and aims. ESG-related risks may directly or indirectly impact Prudential's business and the achievement of its strategy and consequently those of its key stakeholders, which range from customers, institutional investors, employees and suppliers, to policymakers, regulators, industry organisations and local communities. A failure to transparently and consistently implement the Group's ESG strategy, in its key markets and across operational, underwriting and investment activities, may adversely impact the financial condition and reputation of the Group and may negatively impact the Group's stakeholders, who all have expectations, concerns and aims related to ESG matters, which may differ. In its investment activities, Prudential's stakeholders increasingly place reliance on an approach to responsible investment that demonstrates how ESG considerations are effectively integrated into investment decisions and the performance of fiduciary and stewardship duties, including voting and active engagement decisions with respect to investee companies, as both an asset owner and an asset manager.

A failure to manage the material risks associated with key ESG themes detailed below may adversely impact the reputation and brand of the Group, its ability to attract and retain customers and staff, its ability to deliver on its long-term strategy and therefore the results of its operations and long-term financial success.

  (a)
  Environmental risks

Environmental concerns, notably those associated with climate change, pose significant risks to Prudential and its customers. Prudential's investment horizons are long term and it is therefore exposed to the potential long-term impact of climate change risks, which include the financial and non-financial impact of transition, physical and litigation risks. A failure to understand, manage and provide greater transparency of its exposure to these climate-related risks may have increasing adverse implications for Prudential and its stakeholders.

The global transition to a lower carbon economy may have an adverse impact on investment valuations as the financial assets of carbon-intensive companies re-price, and this could result in some asset sectors facing significantly higher costs and a reduction in demand for their products and services. The speed of this transition, and the extent to which it is orderly and managed, will be influenced by factors such as public policy, technology and changes in market or investor sentiment. This climate-related transition risk may adversely impact the valuation of investments held by the Group, and the potential broader economic impact may adversely affect customer demand for the Group's products. Prudential's stakeholders increasingly expect and/or rely on the Group to support an orderly transition based on an understanding of relevant country and company-level transition plans and which takes into consideration the impact on the economies, businesses and customers in the markets in which it operates and invests. The Group's ability to sufficiently understand and appropriately react to transition risk may be limited by insufficient or unreliable data on carbon exposure and transition plans for the assets in which it invests. The direct physical impacts of climate change, driven by both specific short-term climate-related events such as natural disasters and longer-term changes to climate and the natural environment, will increasingly influence the longevity, mortality and morbidity risk assessments for the Group's life insurance product underwriting and offerings and their associated claims profiles. Climate-driven events in countries in which Prudential or its key third parties operate could impact the Group's operational resilience and its customers.

  (b)
  Social risks

Social risks that could impact Prudential may arise from a failure to consider the rights, diversity, well-being, and interests of people and communities in which the Group or its third parties operate. These risks are increased as Prudential operates in multiple jurisdictions with distinct local cultures and considerations. As an employer, the Group is also exposed to the risk of being unable to attract, retain and develop highly-skilled staff, which may increase if Prudential does not have in place responsible working practices or fails to recognise the benefits of diversity or promote a culture of inclusion. The potential for reputational risk extends to the Group's supply chains, which may be exposed to factors such as poor labour standards and abuses of human rights by third parties. Emerging population risks associated with public health trends (such as an increase in obesity) and demographic changes (such as population urbanisation and ageing) may affect customer lifestyles and therefore may impact claims against the Group's insurance product offerings. As a provider of insurance and investment services, the Group is increasingly focused on digital innovation, technologies and distribution methods for a broadening range of products and services. As a result, Prudential has access to extensive amounts of customer personal data, including data related to personal health, and an increasing ability to analyse and interpret this data through the use of complex tools, machine learning and artificial intelligence technologies. The Group is therefore exposed to the regulatory, ethical and reputational risks associated with customer data misuse or security breaches. These risks are explained above. The increasing digitalisation of products, services and processes may also result in new and unforeseen regulatory requirements and stakeholder expectations, including those related to how the Group supports its customers through this transformation.

  (c)
  Governance risks

A failure to maintain high standards of corporate governance may adversely impact the Group and its customers, staff and employees, through poor decision-making and a lack of oversight of its key risks. Poor governance may arise where key governance committees have insufficient independence, a lack of diversity, skills or experience in their members, or unclear (or insufficient) oversight responsibilities and mandates. Inadequate oversight over remuneration increases the risk of poor senior management behaviours. Prudential operates across multiple jurisdictions and has a group and subsidiary governance structure which may add further complexity to these considerations. Participation in joint ventures or partnerships where Prudential does not have direct overall control and the use of third party suppliers increase the potential for reputational risks arising from poor governance.

Major Shareholders

The table below shows the holdings of major shareholders in the Company's issued share capital as notified to the Company in accordance with the Disclosure Guidance and Transparency Rules. At 11 March 2021, Prudential had received the following notifications:

Significant Changes in Ownership

Notifications received within the last three years:

Year	Name of Company	Date Prudential was notified	Number of Prudential shares held	% of total voting rights attaching to issued share capital	Change in interest

2019	The Capital Group Companies, Inc.	October	128,267,497	4.93	Decrease in interest

2020	Norges Bank	February	77,815,026	2.99	Decrease in interest

2020	Third Point LLC	June	131,575,000	5.04	Increase in interest

Current major shareholders:

Shareholder	Date advised	Percentage of share capital	Shareholding

BlackRock Inc	05 April 2012	5.08%	129,499,098
Third Point LLC	09 June 2020	5.04%	131,575,000

Major shareholders of Prudential have the same voting rights per share as other shareholders. See Governance – Memorandum and Articles of Association – Voting Rights'.

As at 11 March 2021, there were 134 shareholders with a US address on Prudential's register of shareholders. These shares represented approximately 0.01 per cent of Prudential's issued ordinary share capital. As at 11 March 2021, there were 88 registered Prudential ADR holders. The shares represented by these ADRs amounted to approximately 1.92 per cent of Prudential's issued ordinary share capital.

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

Prudential does not operate in the US under the Prudential name and there have been long-standing arrangements between it and Prudential Financial, Inc. and its subsidiary, the Prudential Insurance Company of America, relating to their respective uses of the Prudential name. Under these arrangements Prudential Financial Inc. has the right to use the Prudential name in the Americas and certain parts of the Caribbean, Japan, Korea and Taiwan. Following the demerger of M&G from the Group in October 2019, M&G has the right to use the Prudential brand in the United Kingdom and Europe. Prudential has the right to use the name everywhere else in the world although third parties have rights to the name in certain countries.

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

 Material Contracts

On 17 July 2020, Prudential announced the completion of a $500 million equity investment by Athene Life Re Ltd ("Athene"), a subsidiary of Athene Holding Ltd, in Jackson Financial Inc. (the holding company of Prudential's US business) ("Jackson") in return for an 11.1 per cent economic interest for which the voting interest is 9.9 per cent. As part of the investment documentation, Jackson and Prudential (US Holdco 1) Limited entered into a stockholder agreement with Athene on 17 July 2020 (the "Athene Stockholder Agreement"). The Athene Stockholder Agreement governs the relationship between Jackson and Athene, including matters related to corporate governance, terms and conditions regarding the ownership of common stock of Jackson, including restrictions on the transfer of common stock owned by Athene, and certain consent and information rights. Pursuant to the Athene Stockholder Agreement, so long as Athene owns at least 8 per cent of the outstanding common stock of Jackson, it will have the right to designate one individual to attend in person or electronically or join telephonically all meetings of the board of directors, the audit committee and risk committee in a non-voting, observer capacity. Athene's board observer right and provisions regarding transfer of common stock (including transfer restrictions and any right of first refusal, tag-along right or drag-along right) and all consent and information rights of Athene will terminate automatically upon the consummation of a public listing of shares in Jackson.

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

US Federal Income Tax Treatment of Distributions on Prudential Ordinary Shares or ADSs

If Prudential pays dividends, you must include those dividends in your income when you receive them. The dividends will be treated as foreign source income. You should determine the amount of your dividend income by converting pounds sterling into US dollars at the exchange rate in effect on the date of your (or the depositary's, in the case of ADSs) receipt of the dividend. Subject to certain exceptions for short-term and hedged positions, the US dollar amount of dividends received by an individual will be subject to taxation at a lower rate than ordinary income if the dividends are 'qualified dividends.' Dividends received with respect to the ordinary shares or ADSs will be qualified dividends if Prudential was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (PFIC). Based on the nature of its business activities and its expectations regarding such activities in the future, Prudential believes that it was not treated as a PFIC within the meaning of the Code with respect to its 2020 taxable year and does not anticipate becoming a PFIC for its 2021 taxable year.

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

US Federal Medicare Tax on Net Investment Income

A 3.8 per cent surtax will generally apply to the net investment income of individuals whose modified adjusted gross income exceeds certain threshold amounts. For 2020, these amounts are $200,000 in the case of single taxpayers, $250,000 in the case of married taxpayers filing joint returns, and $125,000 in the case of married taxpayers filing separately. Net investment income includes, among other items, dividends, interest, and net gain from the disposition of property (other than certain property held in a trade or business).

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

Trading gains from the sale of the Prudential ordinary share by US resident holders effected on the Hong Kong Stock Exchange will be considered to be derived from Hong Kong. A liability for Hong Kong profits tax would thus arise in respect of trading gains derived by US resident holders from the sale of Prudential ordinary shares effected on the Hong Kong Stock Exchange where such trading gains are realised by US resident holders from a business carried on in Hong Kong.

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

 Controls and Procedures

Management has evaluated, with the participation of Prudential plc's Group Chief Executive and Group Chief Financial Officer and Chief Operating Officer, the effectiveness of Prudential plc's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (Exchange Act)) as of 31 December 2020. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon Prudential plc's evaluation, Prudential plc's Group Chief Executive and Group Chief Financial Officer and Chief Operating Officer have concluded that as of 31 December 2020 Prudential plc's disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Prudential plc in the reports Prudential plc files and submits under the Exchange Act is recorded, processed, summarised and reported, within the time periods specified in the applicable rules and forms and that it is accumulated and communicated to Prudential plc's management, including Prudential plc's Group Chief Executive and Group Chief Financial Officer and Chief Operating Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management has conducted, with the participation of Prudential plc's Group Chief Executive and Group Chief Financial Officer and Chief Operating Officer, an evaluation of the effectiveness of internal control over financial reporting based on the criteria set forth in '2013 Internal Control – Integrated Framework' issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment under these criteria, management has concluded that, as of 31 December 2020, Prudential plc's internal control over financial reporting was effective.

In addition, there have been no changes in Prudential plc's internal control over financial reporting during 2020 that have materially affected, or are reasonably likely to affect materially, Prudential plc's internal control over financial reporting.

KPMG LLP, which has audited the consolidated financial statements of Prudential plc for the year ended 31 December 2020, has also audited the effectiveness of Prudential plc's internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (US). KPMG LLP's report on internal control over financial reporting is shown in the Financial Statements section.

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

Prudential American Depositary Shares (ADSs) have been listed for trading on the NYSE since 28 June 2000 under the symbol 'PUK'.

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

Purchases of Equity Securities by Prudential plc and Affiliated Purchasers

The following table sets forth information with respect to purchases made by or on behalf of Prudential or any 'affiliated purchasers' (as that term is defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended) of Prudential's ordinary shares or American depositary shares for the year ended 31 December 2020.

Period	Total Number of Shares Purchased*	Average Price Paid Per Share ($)	Total Number of Shares Purchased at Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under Plans or Programs

1 January –31 January	62,395	19.16	-	-
1 February –29 February	62,680	18.89	-	-
1 March –31 March	79,057	14.05	-	-
1 April –30 April	5,363,563	12.68	-	-
1 May –31 May	81,377	13.74	-	-
1 June –30 June	167,724	15.15	-	-
1 July –31 July	87,239	15.65	-	-
1 August –31 August	72,287	16.14	-	-
1 September –30 September	75,368	15.11	-	-
1 October –31 October	116,802	15.11	-	-
1 November –30 November	74,178	16.62	-	-
1 December –31 December	70,814	17.20	-	-

*
The shares listed in this column were acquired by employee benefit trusts during the year to satisfy future obligations to deliver shares under the Company's employee incentive plans, the savings related share option scheme and the share participation plan.

 Principal Accountant Fees and Services

Total fees payable to KPMG for the fiscal years ended 31 December are set out below:

	Note	2020 $m	2019 $m

Audit fees:
Fees payable to the Company's auditor for the audit of the Company's annual accounts	1	2.3	2.2

Audit of subsidiaries pursuant to legislation	2	9.2	9.5
		11.5	11.7

Audit-related assurance services	3,4	3.5	10.1
Other fees paid to auditors:

Other assurance services		0.7	1.3
Services relating to corporate finance transactions		0.3	7.3

	5	1.0	8.6

Total fees paid to the auditor	6	16.0	30.4

Analysed into:
Fees payable to the auditor attributable to the continuing operations:
Non-audit services associated with the demerger of the UK and Europe operations		-	11.7
Other audit and non-audit services		16.0	15.3

		16.0	27.0
Fees payable to the auditor attributable to the discontinued UK and Europe operations		-	3.4

		16.0	30.4

Notes

1.
Fees of $2.3 million in 2020 (2019: $2.2 million) for the audit of Prudential's annual accounts comprised statutory audit fees of $1.4 million (2019: $1.3 million) and US reporting audit fees of $0.9 million (2019: $0.9 million).
2.
Fees of $9.2 million in 2020 (2019: $9.5 million) for audit of subsidiaries pursuant to legislation mainly related to the audit of local and statutory accounts and to statutory audit work in connection with the submission of results to be consolidated in Prudential's annual accounts.
3.
Of the audit-related assurance service fees (as defined by SEC guidance) of $3.5 million in 2020 (2019: $10.1 million), $0.7 million (2019: $5.5 million) relates to services that are required by law.
4.
Fees of $3.5 million in 2020 (2019: $10.1 million) for audit related assurance services supplied comprised EEV and interim reporting audit fees, regulatory reporting, controls reporting and other similar work. In 2019, this also included fees for services associated with the demerger of UK and Europe operations. Audit related assurance service fees above are higher in 2019 than the amount disclosed in note B2.4 of the consolidated financial statements due to differences in audit fee reporting requirements between the SEC (as reported in this section) and the UK legislation as reported in the consolidated financial statements.
5.
Total other fees of $1.0 million in 2020 included $0.3 million in connection with corporate finance transaction services and $0.7 million for other assurance services. Total other fees in 2019 were $8.6 million included $7.3 million in connection with corporate finance transaction services associated with the demerger of the UK and Europe operations and $1.3 million for other assurance services.
6.
In addition, in 2019 there were fees incurred by pension schemes of $0.1 million for audit services. These pension schemes were transferred to the discontinued UK and Europe operations (M&G plc) in 2019 as part of the demerger.

 Change in Registrant's Certifying Accountant

The Prudential Group's Annual Report 2018 noted the Group's intention to commence a tender process to appoint a new auditor in line with the UK Code in respect of audit tendering and European rules on mandatory audit rotation. The external audit tender resulted in the Board resolving, in December 2020, that it intends to recommend EY as the Prudential external auditor for the financial year 2023, subject to shareholders' approval at the Annual General Meeting in 2023. Further details on the tender process is provided in the Governance section of this document.

During the two fiscal years ended 31 December 2020, there were no: (1) disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events.

The audit reports of KPMG LLP on the consolidated financial statements of Prudential plc (and subsidiaries) as of and for the years ended 31 December 2020 and 2019 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

A letter from KPMG LLP to the SEC is attached as Exhibit 15.2 to this Form 20-F.

Limitations on Enforcement of US Laws Against Prudential, Its Directors, Management and Others

Prudential plc is a public limited company incorporated and registered in England and Wales. Most of its directors and executive officers are resident outside the US, and a substantial portion of its assets and the assets of such persons are located outside the US. As a result, it may be difficult for you to effect service of process within the US upon these persons or to enforce against them or Prudential plc in US courts judgements obtained in US courts predicated upon the civil liability provisions of the federal securities laws of the US. We believe that there may be doubt as to the enforceability in England and Wales, in original actions or in actions for enforcement of judgements of US courts, of liabilities predicated solely upon the federal securities laws of the US.

Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Prudential plc:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Prudential plc and subsidiaries (the Company) as of 31 December 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended 31 December 2020, and the related notes and the disclosures marked 'audited' within the Group Risk Framework section on pages 66 to 89 of the 2020 Form 20-F of the Company, and the condensed financial statement Schedule II (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of 31 December 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 31 December 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended 31 December 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2020 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting within the Controls and Procedures section of the 2020 Form 20-F of the Company. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Evaluation of insurance contract liabilities and investment contract liabilities with discretionary participation features

As discussed in notes A3.1 and C3 to the consolidated financial statements, the Company has recorded insurance contract liabilities and investment contract liabilities with discretionary participation features (policyholder liabilities) of $437 billion as of 31 December 2020. This represented 88 per cent of the Company's total liabilities.

We identified the evaluation of insurance contract liabilities and investment contract liabilities with discretionary participation features as a critical audit matter. Due to the significant measurement uncertainty associated with the estimate, subjective auditor judgement, including specialised skills and knowledge, was required in evaluating the actuarial methodology and certain assumptions used in determining the liabilities. This assessment encompassed the evaluation of certain economic and operating assumptions, which are outlined below for the Company's different insurance segments. Additionally, it involved subjective auditor judgement in assessing the calibration of complex reserving models.

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

The following are primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls, with the involvement of actuarial professionals where appropriate, over the Company's accounting process relating to the determination of insurance contract liabilities. This included controls related to the:

  o
  development of market inputs and actuarially determined assumptions;
  o
  changes to the calibration of the models.

We involved actuarial professionals with specialised skills and knowledge, who assisted in:

  o
  evaluating the Company's methodologies for selecting market inputs, assumptions relating to mortality, benefit utilisation and persistency (US), and assumptions relating to mortality, morbidity, persistency, and expenses (Asia) by comparing them to generally accepted actuarial techniques;
  o
  challenging the selected inputs and assumptions where deviations from company or industry experience were identified;
  o
  assessing the impact of modelling and assumption changes by comparing the outcome of pre and post change model runs against our expectations;
  o
  in the US, recalculating the liabilities for a selection of individual policies using the Company's inputs and assumptions and comparing the results of those calculations to the Company's estimates.

Assessment of fair value of certain level 2 and level 3 investments held at fair value

As discussed in notes A3.1 and C2 to the consolidated financial statements, the Company has recorded level 2 and level 3 investments held at fair value of $64 billion at 31 December 2020. For certain of these investments, a reliable third-party price is not readily available because the fair values are based on unobservable inputs.

We identified the assessment of the fair value of certain level 2 and level 3 investments held at fair value, which includes unlisted debt securities and unlisted equity funds, as a critical audit matter. Complex and subjective auditor judgement was involved in evaluating the significant inputs and assumptions, including liquidity premiums and credit spreads, and the pricing methodologies used in these fair value estimates. In addition, we made this determination due to the specialised skills and knowledge required to assess the estimates.

The following are the primary procedures we performed to address this critical audit matter.

We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's process for estimating the fair value of certain level 2 and level 3 instruments. This included controls related to the:

    o
    relevance and reliability of the significant inputs and assumptions used by the Company in its fair value estimates;
    o
    prices obtained from independent sources, including the qualitative and quantitative analysis of pricing statistics and trends and back testing recent trades; and
    o
    evaluation of pricing methodologies utilised by independent sources.

We assessed the pricing methodologies with reference to relevant accounting standards and industry practice. We performed a retrospective review and compared the historical actual valuations with the most recently estimated valuations available at that time for a sample of unlisted equity funds in order to assess the reliability of the estimated valuations. We involved financial instrument valuation professionals with specialised skills and knowledge who assisted in developing an independent estimate of the fair value of a sample of unlisted debt securities and compared that estimate to the Company's fair value estimate.

Evaluation of certain assumptions impacting expected gross profits used in the calculation of US deferred acquisition costs ('DAC')

As discussed in notes A3.1 and C4.2 to the consolidated financial statements, the Company has US DAC of $14 billion at 31 December 2020, a substantial portion of which relates to annuities and will be amortised into income in proportion to expected gross profits of the relevant contracts.

We identified the evaluation of certain assumptions impacting expected gross profits used in the calculation of US DAC as a critical audit matter. Complex and subjective auditor judgement, which required specialised skills and knowledge was required in evaluating certain actuarially determined assumptions, including mortality and lapses, used in estimating expected gross profits. In addition, for the US variable annuity business, a high degree of auditor judgement was required in assessing the methodology used to derive the long-term investment return and future hedge costs.

The following are the primary procedures we performed to address this critical audit matter.

We evaluated the design and tested the operating effectiveness of certain internal controls, with the involvement of actuarial professionals, where appropriate, over the Company's process for estimating future gross profits. These included controls related to the:

  o
  development of the actuarially determined assumptions, as well as the assumptions for investment returns and future hedge costs, used to estimate the gross profits;
  o
  process for updating the Company's models to reflect the selected assumptions as well as any changes to the calibration of the models.

We involved actuarial professionals with specialised skills and knowledge who assisted in:

    o
    evaluating the Company's methodology for selecting actuarially determined assumptions, as well as the assumption for investment returns and future hedge costs, by comparing them to generally accepted actuarial methodologies;
    o
    challenging the selected assumptions where deviations from company or industry experience were identified;
    o
    recalculating the expected gross profits for a selection of individual policies using the Company's assumptions and comparing the results of those calculations to the Company's estimates;
    o
    comparing the emergence of actual gross profits against the Company's previous estimates of gross profits by analysing the differences with reference to the selected assumptions.

/s/ KPMG LLP
KPMG LLP

We have served as the Company's auditor since 1999.

London, United Kingdom
15 March 2021

Prudential plc and subsidiaries
Consolidated income statements
Years ended 31 December

	Note	2020 $m	2019 $m	2018 $m

Continuing operations:
Gross premiums earned		42,521	45,064	45,614
Outward reinsurance premiums	B1.4	(32,209)	(1,583)	(1,183)

Earned premiums, net of reinsurance	B1.4	10,312	43,481	44,431
Investment return	B1.4	44,991	49,555	(9,117)
Other income	B1.4	670	700	531

Total revenue, net of reinsurance	B1.4	55,973	93,736	35,845

Benefits and claims	C3.1	(82,176)	(85,475)	(26,518)
Reinsurers' share of benefits and claims	C3.1	34,409	2,985	1,598
Movement in unallocated surplus of with-profits funds	C3.1	(438)	(1,415)	1,494

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	B1.4	(48,205)	(83,905)	(23,426)
Acquisition costs and other expenditure	B2	(5,481)	(7,283)	(8,527)
Finance costs: interest on core structural borrowings of shareholder-financed businesses		(337)	(516)	(547)
Loss attaching to corporate transactions	D1.1	(48)	(142)	(107)

Total charges net of reinsurance	B1.4	(54,071)	(91,846)	(32,607)

Share of profit from joint ventures and associates, net of related tax	D6.3	517	397	319

Profit before tax (being tax attributable to shareholders' and policyholders' returns)note		2,419	2,287	3,557
Remove tax charge attributable to policyholders' returns		(271)	(365)	(107)

Profit before tax attributable to shareholders' returns	B1.1	2,148	1,922	3,450

Total tax charge attributable to shareholders' and policyholders' returns	B3.1	(234)	(334)	(676)
Remove tax charge attributable to policyholders' returns		271	365	107

Tax credit (charge) attributable to shareholders' returns	B3.1	37	31	(569)

Profit from continuing operations		2,185	1,953	2,881
(Loss) profit from discontinued UK and Europe operations	D1.3	–	(1,161)	1,142

Profit for the year		2,185	792	4,023

Attributable to:
Equity holders of the Company
From continuing operations		2,118	1,944	2,877
From discontinued operations		–	(1,161)	1,142
Non-controlling interests from continuing operations		67	9	4

Profit for the year		2,185	792	4,023

Earnings per share (in cents)	Note	2020	2019	2018

Based on profit attributable to equity holders of the Company:	B4
Basic
Based on profit from continuing operations		81.6¢	75.1¢	111.7¢
Based on loss from discontinued operations		–	(44.8)¢	44.3¢

Total		81.6¢	30.3¢	156.0¢
Diluted
Based on profit from continuing operations		81.6¢	75.1¢	111.7¢
Based on loss from discontinued operations		–	(44.8)¢	44.3¢

Total		81.6¢	30.3¢	156.0¢

Note

This measure is the formal profit before tax measure under IFRS Standards. It is not the result attributable to shareholders principally because total corporate tax of the Group includes those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the IFRS profit before tax measure is not representative of pre-tax profit attributable to shareholders as it is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of with-profits funds after adjusting for tax borne by policyholders.

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries
Consolidated statements of comprehensive income
Years ended 31 December

	Note	2020 $m	2019 $m	2018 $m

Continuing operations:
Profit for the year		2,185	1,953	2,881
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss
Exchange movements on foreign operations and net investment hedges:
Exchange movements arising during the year		233	152	(39)
Related tax		–	(15)	7

		233	137	(32)

Valuation movements on available-for-sale debt securities:
Unrealised gains arising in the year:

Net unrealised gains (losses) on holdings arising during the year		3,271	4,208	(2,144)
Deduct net gains included in the income statement on disposal and impairment		(554)	(185)	(15)

		2,717	4,023	(2,159)
Related change in amortisation of deferred acquisition costs	C4.2	(41)	(631)	328
Related tax		(581)	(713)	385

		2,095	2,679	(1,446)

Impact of Jackson's reinsurance transaction with Athene:

Gains recycled to the income statement on transfer of debt securities to Athene		(2,817)	–	–
Related change in amortisation of deferred acquisition costs	C4.2	535	–	–
Related tax		479	–	–

		(1,803)	–	–

Total valuation movements on available-for-sale debt securities		292	2,679	(1,446)

Total items that may be reclassified subsequently to profit or loss		525	2,816	(1,478)

Items that will not be reclassified to profit or loss
Shareholders' share of actuarial gains and losses on defined benefit pension schemes:

Net actuarial (losses) gains on defined benefit pension schemes		–	(108)	26
Related tax		–	19	(5)

Total items that will not be reclassified to profit or loss		–	(89)	21

Total other comprehensive income (loss)		525	2,727	(1,457)

Total comprehensive income for the year from continuing operations		2,710	4,680	1,424

Total comprehensive income from discontinued UK and Europe operations	D1.3	–	1,710	537

Total comprehensive income for the year		2,710	6,390	1,961

Attributable to:
Equity holders of the Company
From continuing operations		2,657	4,669	1,419
From discontinued operations		–	1,710	537
Non-controlling interests from continuing operations		53	11	5

Total comprehensive income for the year		2,710	6,390	1,961

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries
Consolidated statement of changes in equity

		Year ended 31 Dec 2020 $m

	Note	Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity

Reserves
Profit for the year		–	–	2,118	–	–	2,118	67	2,185
Other comprehensive income (loss)
Exchange movements on foreign operations and net investment hedges net of related tax		–	–	–	239	–	239	(6)	233
Net unrealised valuation movements net of related change in amortisation of deferred acquisition costs and related tax		–	–	–	–	300	300	(8)	292

Total other comprehensive income for the year		–	–	2,118	239	300	2,657	53	2,710

Dividends	B5	–	–	(814)	–	–	(814)	(18)	(832)
Reserve movements in respect of share-based payments		–	–	89	–	–	89	–	89
Effect of transactions relating to non-controlling interests	D1.2	–	–	(484)	–	–	(484)	1,014	530
Share capital and share premium
New share capital subscribed	C8	1	12	–	–	–	13	–	13
Treasury shares
Movement in own shares in respect of share-based payment plans		–	–	(60)	–	–	(60)	–	(60)

Net increase in equity		1	12	849	239	300	1,401	1,049	2,450
Balance at 1 Jan		172	2,625	13,575	893	2,212	19,477	192	19,669

Balance at 31 Dec		173	2,637	14,424	1,132	2,512	20,878	1,241	22,119

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries
Consolidated statement of changes in equity (continued)

		Year ended 31 Dec 2019 $m

	Note	Share capital	Share premium	Retained earnings	Translation reserve*	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity

Reserves
Profit from continuing operations		–	–	1,944	–	–	1,944	9	1,953
Other comprehensive income (loss) from continuing operations:
Exchange movements on foreign operations and net investment hedges net of related tax		–	–	–	135	–	135	2	137
Net unrealised valuation movements net of related change in amortisation of deferred acquisition costs and related tax		–	–	–	–	2,679	2,679	–	2,679
Shareholders' share of actuarial gains and losses on defined benefit pension schemes net of related tax		–	–	(89)	–	–	(89)	–	(89)

Total other comprehensive income (loss) from continuing operations		–	–	(89)	135	2,679	2,725	2	2,727

Total comprehensive income from continuing operations		–	–	1,855	135	2,679	4,669	11	4,680
Total comprehensive income from discontinued operations*		–	–	(1,098)	2,808	–	1,710	–	1,710

Total comprehensive income for the year		–	–	757	2,943	2,679	6,379	11	6,390
Demerger dividend in specie of M&G plc	B5	–	–	(7,379)	–	–	(7,379)	–	(7,379)
Other dividends	B5	–	–	(1,634)	–	–	(1,634)	–	(1,634)
Reserve movements in respect of share-based payments		–	–	64	–	–	64	–	64
Effect of transactions relating to non-controlling interests		–	–	(143)	–	–	(143)	158	15
Share capital and share premium
New share capital subscribed	C8	–	22	–	–	–	22	–	22
Impact of change in presentation currency in relation to share capital and share premium	C8	6	101	–	–	–	107	–	107
Treasury shares
Movement in own shares in respect of share-based payment plans		–	–	38	–	–	38	–	38
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		–	–	55	–	–	55	–	55

Net increase (decrease) in equity		6	123	(8,242)	2,943	2,679	(2,491)	169	(2,322)
Balance at 1 Jan		166	2,502	21,817	(2,050)	(467)	21,968	23	21,991

Balance at 31 Dec		172	2,625	13,575	893	2,212	19,477	192	19,669

*
The $2,808 million movement in translation reserve from discontinued operations was recognised in other comprehensive income and represented an exchange gain of $140 million on translating the results from discontinued operations during the period of ownership in 2019 and the recycling of the cumulative exchange loss of $2,668 million through the profit or loss upon the demerger. The Group's accounting principles on foreign exchange translation are described in note A1.

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries
Consolidated statement of changes in equity (continued)

		Year ended 31 Dec 2018 $m

	Note	Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity

Reserves
Profit from continuing operations		–	–	2,877	–	–	2,877	4	2,881
Other comprehensive income (loss) from continuing operations:
Exchange movements on foreign operations and net investment hedges net of related tax		–	–	–	(33)	–	(33)	1	(32)
Net unrealised valuation movements net of related change in amortisation of deferred acquisition costs and related tax		–	–	–	–	(1,446)	(1,446)	–	(1,446)
Shareholders' share of actuarial gains and losses on defined benefit pension schemes net of related tax		–	–	21	–	–	21	–	21

Total other comprehensive income (loss) from continuing operations		–	–	21	(33)	(1,446)	(1,458)	1	(1,457)

Total comprehensive income (loss) from continuing operations		–	–	2,898	(33)	(1,446)	1,419	5	1,424
Total comprehensive income from discontinued operations	D1.3	–	–	1,218	(681)	–	537	–	537

Total comprehensive income (loss) for the year		–	–	4,116	(714)	(1,446)	1,956	5	1,961
Dividends		–	–	(1,662)	–	–	(1,662)	–	(1,662)
Reserve movements in respect of share-based payments	C10	–	–	92	–	–	92	–	92
Change in non-controlling interests		–	–	–	–	–	–	9	9
Movements in respect of option to acquire non-controlling interests		–	–	(146)	–	–	(146)	–	(146)
Share capital and share premium
New share capital subscribed		1	22	–	–	–	23	–	23
Impact of change in presentation currency in relation to share capital and share premium		(10)	(155)	–	–	–	(165)	–	(165)
Treasury shares
Movement in own shares in respect of share-based payment plans		–	–	39	–	–	39	–	39
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		–	–	69	–	–	69	–	69

Net increase (decrease) in equity		(9)	(133)	2,508	(714)	(1,446)	206	14	220
Balance at 1 Jan		175	2,635	19,309	(1,336)	979	21,762	9	21,771

Balance at 31 Dec		166	2,502	21,817	(2,050)	(467)	21,968	23	21,991

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries
Consolidated statements of financial position

	Note	31 Dec 2020 $m	31 Dec 2019 $m

Assets
Goodwill	C4.1	961	969
Deferred acquisition costs and other intangible assets	C4.2	20,345	17,476
Property, plant and equipment	C11	893	1,065
Reinsurers' share of insurance contract liabilitiesnote(i)	C3.1	46,595	13,856
Deferred tax assets	C7.2	4,858	4,075
Current tax recoverable	C7.1	444	492
Accrued investment income		1,427	1,641
Other debtors		3,171	2,054
Investment properties		23	25
Investments in joint ventures and associates accounted for using the equity method		1,962	1,500
Loans		14,588	16,583
Equity securities and holdings in collective investment schemesnote(ii)		278,635	247,281
Debt securitiesnote(ii)		125,829	134,570
Derivative assets		2,599	1,745
Other investmentsnote(ii)		1,867	1,302
Deposits		3,882	2,615
Cash and cash equivalents		8,018	6,965

Total assets	C1	516,097	454,214

Equity
Shareholders' equity		20,878	19,477
Non-controlling interests	D1.2	1,241	192

Total equity	C1	22,119	19,669

Liabilities
Insurance contract liabilities	C3.1	436,787	380,143
Investment contract liabilities with discretionary participation features	C3.1	479	633
Investment contract liabilities without discretionary participation features	C3.1	3,980	4,902
Unallocated surplus of with-profits funds	C3.1	5,217	4,750
Core structural borrowings of shareholder-financed businesses	C5.1	6,633	5,594
Operational borrowings	C5.2	2,444	2,645
Obligations under funding, securities lending and sale and repurchase agreements		9,768	8,901
Net asset value attributable to unit holders of consolidated investment funds		5,975	5,998
Deferred tax liabilities	C7.2	6,075	5,237
Current tax liabilities		280	396
Accruals, deferred income and other creditors		15,508	14,488
Provisions	C9	350	466
Derivative liabilities		482	392

Total liabilities	C1	493,978	434,545

Total equity and liabilities	C1	516,097	454,214

Notes

(i)
At 31 December 2020, reinsurers' share of insurance contract liabilities included $27.3 billion in respect of the reinsurance of substantially all of Jackson's in-force fixed and fixed index annuity liabilities to Athene Life Re Ltd, as discussed in note D1.1.
(ii)
Included within equity securities and holdings in collective investment schemes, debt securities and other investments as at 31 December 2020 are $2,007 million of lent securities and assets subject to repurchase agreements (31 December 2019: $90 million of lent securities only).

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries
Consolidated statements of cash flows

	Note	2020 $m	2019 $m	2018 $m

Continuing operations:
Cash flows from operating activities
Profit before tax (being tax attributable to shareholders' and policyholders' returns)		2,419	2,287	3,557
Adjustments to profit before tax for non-cash movements in operating assets and liabilities:
Investments		(19,875)	(60,812)	2,236
Other non-investment and non-cash assets		(35,633)	(2,487)	(1,996)
Policyholder liabilities (including unallocated surplus of with-profits funds)		53,593	56,067	(1,641)
Other liabilities (including operational borrowings)		1,372	5,234	860
Investment income and interest payments included in profit before tax		(5,059)	(4,803)	(4,148)
Operating cash items:
Interest receipts and payments		4,191	4,277	3,912
Dividend receipts		1,297	978	744
Tax paid		(555)	(717)	(477)
Other non-cash items		216	(96)	308

Net cash flows from operating activitiesnote(i)		1,966	(72)	3,355

Cash flows from investing activities
Purchases of property, plant and equipment	C11	(59)	(64)	(134)
Proceeds from disposal of property, plant and equipment		6	–	–
Acquisition of business and intangiblesnote(ii)		(1,142)	(635)	(442)
Disposal of businesses		–	375	–

Net cash flows from investing activities		(1,195)	(324)	(576)

Cash flows from financing activities
Structural borrowings of shareholder-financed operations:note(iii)	C5.1
Issuance of debt, net of costs		983	367	2,079
Redemption of subordinated debt		–	(504)	(553)
Fees paid to modify terms and conditions of debt issued by the Group		–	(182)	(44)
Interest paid		(314)	(526)	(502)
Payment of principal portion of lease liabilities		(138)	(137)	–
Equity capital:
Issues of ordinary share capital		13	22	23
Non-controlling equity investment by Athene into the US business	D1.2	500	–	–
External dividends:
Dividends paid to the Company's shareholders	B5	(814)	(1,634)	(1,662)
Dividends paid to non-controlling interests		(18)	–	–

Net cash flows from financing activities		212	(2,594)	(659)

Net increase (decrease) in cash and cash equivalents from continuing operations		983	(2,990)	2,120
Net cash flows from discontinued operationsnote(iv)	D1.3	–	(5,690)	(610)
Cash and cash equivalents at 1 Jan		6,965	15,442	14,461
Effect of exchange rate changes on cash and cash equivalentsnote(iv)		70	203	(529)

Cash and cash equivalents at 31 Dec		8,018	6,965	15,442

Notes

(i)
Included in net cash flows from operating activities are dividends from joint ventures and associates of $118 million (2019: $85 million; 2018: $82 million).
(ii)
Cash flows arising from the acquisition of business and intangibles includes amounts paid for distribution rights.
(iii)
Structural borrowings of shareholder-financed businesses exclude borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed businesses and other borrowings of shareholder-financed businesses. Cash flows in respect of these borrowings are included within cash flows from operating activities. The changes in the carrying value of the structural borrowings of shareholder-financed businesses for the Group are analysed below:

	Cash movements $m			Non-cash movements $m

	Balance at 1 Jan	Issue of debt	Redemption of debt	Foreign exchange movement	Demerger of UK and Europe operations	Other movements	Balance at 31 Dec

2020	5,594	983	–	42	–	14	6,633
2019	9,761	367	(504)	116	(4,161)	15	5,594

(iv)
The 2019 cash flows shown in the statement of cash flow above are presented excluding any transactions between continuing and discontinued operations. The 2019 effect of exchange rate changes included $78 million from discontinued operations up to demerger. See note D1.3 for details.

The accompanying notes are an integral part of these financial statements

NOTES ON THE GROUP IFRS FINANCIAL STATEMENTS

Prudential plc and subsidiaries
Notes to the consolidated financial statements
31 December 2020

A    Basis of preparation and accounting policies

A1    Basis of preparation and exchange rates

Prudential plc ('the Company') together with its subsidiaries (collectively, 'the Group' or 'Prudential') is an Asia-led portfolio of businesses focused on structural growth markets. The Group currently has businesses in Asia, Africa and the US and head office functions in London and Hong Kong. The Group helps individuals get the most out of life through life and health insurance, and retirement and asset management solutions.

Basis of preparation

These consolidated financial statements have been prepared in accordance with IFRS Standards as issued by the IASB, the international accounting standards in conformity with the requirements of the Companies Act 2006 and in accordance with international financial reporting standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union. At 31 December 2020, there were no differences between IFRS Standards as issued by the IASB, the international accounting standards as required by the Companies Act 2006 and international financial reporting standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union.

The Group accounting policies are the same as those applied for the year ended 31 December 2019 with the exception of the adoption of the new and amended IFRS Standards as described in note A2.

Going concern basis of accounting

The Directors have made an assessment of going concern covering a period of at least 12 months from the date that these financial statements are approved. In making this assessment, the Directors have considered both the Group's current performance, solvency and liquidity and the Group's business plan taking into account the Group's principal risks and the mitigations available to it which are described in the Group Risk Framework. The assessment also includes the consideration of the results of a number of stress and scenario testing over the business plan covering scenarios that reflect the possible impacts of Covid-19. The stress tests included the assessment of the potential impact of up or down interest rate movements combined with corporate credit spread widening, a rating level downgrade on part of the credit asset portfolio, falling equity values and insurance stresses (such as changes in policyholder behaviour, including lapses, and increased morbidity in Asia).

Based on the above, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue their operations for a period of at least 12 months from the date that these financial statements are approved. No material uncertainties that may cast significant doubt on the ability of the Group to continue as a going concern have been identified. The Directors therefore consider it appropriate to continue to adopt the going concern basis of accounting in preparing these financial statements for the year ended 31 December 2020.

Exchange rates

The exchange rates applied for balances and transactions in currencies other than the presentation currency of the Group, US dollars (USD) were:

	Closing rate at year end			Average rate for the year to date
USD : local currency	31 Dec 2020	31 Dec 2019	31 Dec 2018	31 Dec 2020	31 Dec 2019	31 Dec 2018

Chinese yuan (CNY)	6.54	6.97	6.87	6.90	6.91	6.61
Hong Kong dollar (HKD)	7.75	7.79	7.83	7.76	7.84	7.84
Indian rupee (INR)	73.07	71.38	69.82	74.12	70.43	68.34
Indonesian rupiah (IDR)	14,050.00	13,882.50	14,380.00	14,541.70	14,140.84	14,220.82
Malaysian ringgit (MYR)	4.02	4.09	4.13	4.20	4.14	4.03
Singapore dollar (SGD)	1.32	1.34	1.36	1.38	1.36	1.35
Taiwan dollar (TWD)	28.10	29.98	30.74	29.44	30.91	30.13
Thai baht (THB)	30.02	29.75	32.56	31.29	31.05	32.30
UK pound sterling (GBP)	0.73	0.75	0.79	0.78	0.78	0.75
Vietnamese dong (VND)	23,082.50	23,172.50	23,195.00	23,235.84	23,227.64	23,017.17

Foreign exchange translation

In order to present the consolidated financial statements in USD, the results and financial position of entities not using USD as functional currency (ie the currency of the primary economic environment in which the entity operates) must be translated into USD. The general principle for converting foreign currency transactions is to translate at the functional currency spot rate prevailing at the date of the transactions. From 2020, Prudential determines and declares its dividend in USD. All assets and liabilities of entities not operating in USD are converted at closing exchange rates while all income and expenses are converted at average exchange rates where this is a reasonable approximation of the rates prevailing on transaction dates. The impact of these currency translations is recorded as a separate component in the statement of comprehensive income.

Certain notes to the financial statements present comparative information at constant exchange rates (CER), in addition to the reporting at actual exchange rates (AER) used throughout the consolidated financial statements. AER are actual historical exchange rates for the specific accounting year, being the average rates over the year for the income statement and the closing rates at the balance sheet date for the statement of financial position. CER results are calculated by translating prior year results using the current year foreign exchange rate, ie current year average rates for the income statement and current year closing rates for the statement of financial position.

The effect of foreign exchange movements from continuing operations arising during the years shown recognised in other comprehensive income is:

	2020 $m	2019 $m	2018 $m

Asia operations	235	194	(206)
Unallocated to a segment	(2)	(42)	167

	233	152	(39)

The consolidated financial statements do not represent Prudential's statutory accounts for the purposes of the UK Companies Act. These financial statements are based on the prescribed formats. The Group's external auditors have reported on the 2020, 2019 and 2018 statutory accounts. Statutory accounts for 2019 and 2018 have been delivered to the UK Registrar of Companies and those for 2020 will be delivered following the Company's Annual General Meeting. The auditor's reports were (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under Section 498(2) or (3) of the UK Companies Act 2006.

A2    New accounting pronouncements in 2020

The IASB has issued the following new accounting pronouncements to be effective from 1 January 2020:

  –
  Amendments to IAS 1 and IAS 8 'Definition of Material';
  –
  Amendment to IFRS 3 'Business Combinations';
  –
  Amendments to IFRS 7, IFRS 9 and IAS 39 'Interest Rate Benchmark Reform'; and
  –
  Amendments to IFRS 16, 'Covid-19-Related Rent Concessions', effective from 1 June 2020.

The adoption of these pronouncements have had no significant impact on the Group financial statements.

A3    Accounting policies

Note A3.1 presents the critical accounting policies, estimates and judgements applied in preparing the Group's consolidated financial statements. Other accounting policies, where significant, are presented in the relevant individual notes. All accounting policies are applied consistently for both years presented and normally are not subject to changes unless new accounting standards, interpretations or amendments are introduced by the IASB.

A3.1    Critical accounting policies, estimates and judgements

The preparation of these financial statements requires Prudential to make accounting estimates and judgements about the amounts of assets, liabilities, revenues and expenses, which are both recognised and unrecognised (eg contingent liabilities) in the financial statements. Prudential evaluates its critical accounting estimates, including those related to long-term business provisioning and the fair value of assets as required. The notes below set out those critical accounting policies, the application of which requires the Group to make critical estimates and judgements. Also set out are further critical accounting policies affecting the presentation of the Group's results and other items that require the application of critical estimates and judgements.

(a)
Critical accounting policies with associated critical estimates and judgements

Measurement of policyholder liabilities and unallocated surplus of with-profits

The measurement basis of policyholder liabilities is dependent upon the classification of the contracts under IFRS 4.

Impacts $462.1 billion of policyholder liabilities and unallocated surplus of with-profits funds including those held by joint venture and associates.

Policyholder liabilities are estimated based on a number of actuarial assumptions (eg mortality, morbidity, policyholder behaviour and expenses). The Group applies judgement in determining the actuarial assumptions to be applied to estimate the future amounts due to or from the policyholder in the measurement of the policyholder liabilities.

IFRS 4 permits the continued usage of previously applied Generally Accepted Accounting Practices (GAAP) for insurance contracts and investment contracts with discretionary participating features.

A modified statutory basis of reporting was adopted by the Group on first time adoption of IFRS Standards in 2005. This was set out in the Statement of Recommended Practice issued by the Association of British Insurers (ABI SORP). The ABI SORP was withdrawn for the accounting periods beginning in or after 2015. As used in these consolidated financial statements, the term 'grandfathered' ABI SORP refers to the requirements of the pronouncements prior to its withdrawal.

For investment contracts that do not contain discretionary participating features, IAS 39 is applied and, where the contract includes an investment management element, IFRS 15 'Revenue from Contracts with Customers' applies.

The policies applied in each business unit are noted below. When measuring policyholder liabilities, a number of assumptions are applied to estimate future amounts due to or from the policyholder. The nature of assumptions varies by product and among the most significant is policyholder behaviour, particularly in the US. Additional details of valuation methodologies and assumptions applied for material product types are discussed in note C3.4.

Measurement of insurance contract liabilities and investment contract liabilities with discretionary participation features
Asia insurance operations

The policyholder liabilities for businesses in Asia are generally determined in accordance with methods prescribed by local GAAP, adjusted to comply with the modified statutory basis where necessary. Refinements to the local reserving methodology are generally treated as changes in estimates, dependent on their nature. The UK-style with-profits funds' liabilities in Hong Kong are valued under the realistic basis in accordance with the requirements of 'grandfathered' FRS 27 'Life Assurance' (issued by the Accounting Standards Board in 2004 and withdrawn in 2015). The realistic basis requires the value of liabilities to be calculated as the sum of a with-profits benefits reserve, future policy-related liabilities and the realistic current liabilities of the fund. In Taiwan and India, US GAAP principles are applied.

The sensitivity of Asia insurance operations to variations in key estimates and assumptions, including mortality and morbidity, is discussed in note C6.4.

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

The sensitivity of US insurance operations to variations in key estimates and assumptions, including policyholder behaviour, is discussed in note C6.4.

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

Measurement of unallocated surplus of with-profits funds
Unallocated surplus of with-profits funds represents the excess of assets over policyholder liabilities, determined in accordance with the Group's accounting policies, that have yet to be appropriated between policyholders and shareholders for the Group's with-profits funds in Hong Kong and Malaysia. The unallocated surplus is recorded wholly as a liability with no allocation to equity. The annual excess or shortfall of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders, is transferred to or from the unallocated surplus each period through a charge or credit to the income statement. The balance retained in the unallocated surplus represents cumulative income arising on the with-profits business that has not been allocated to policyholders or shareholders. The balance of the unallocated surplus is determined after full provision for deferred tax on unrealised appreciation or depreciation on investments.
Liability adequacy test
The Group performs adequacy testing on its insurance liabilities to ensure that the carrying amounts (net of related deferred acquisition costs) and, where relevant, present value of acquired in-force business is sufficient to cover current estimates of future cash outflows. Any deficiency is immediately charged to the income statement.

Jackson's liabilities for insurance contracts, which include those for separate accounts (reflecting the value of the related separate account assets), policyholder account values and guarantees measured as described in note C3.4 and the associated deferred acquisition cost asset, are measured under US GAAP and liability adequacy testing is performed in this context. Under US GAAP, most of Jackson's products are accounted for under Accounting Standards Codification Topic 944, Financial Services – Insurance of the Financial Accounting Standards Board (ASC 944) whereby deferred acquisition costs are amortised in line with expected gross profits. Recoverability of the deferred acquisition costs in the balance sheet is tested against the projected value of future profit using current estimates and therefore no additional liability adequacy test is required under IFRS 4. The deferred acquisition cost asset recoverability test is performed in line with US GAAP requirements, which in practice is at a grouped level of those contracts managed together.

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

Profit before tax attributable to shareholders is $2,148 million and compares to profit before tax of $2,419 million.

The total tax charge for the Group reflects tax that, in addition to that relating to shareholders' profit, is also attributable to policyholders through the interest in with-profits or unit-linked funds. Further detail is provided in note B3. Reported IFRS profit before the tax measure is therefore not representative of pre-tax profit attributable to shareholders. Accordingly, in order to provide a measure of pre-tax profit attributable to shareholders, the Group has chosen to adopt an income statement presentation of the tax charge and pre-tax results that distinguishes between policyholders' and shareholders' returns.
Segmental analysis of results and earnings attributable to shareholders

The Group uses adjusted operating profit as the segmental measure of its results. Total segmental adjusted operating profit is $6,463 million and is shown in note B1.1.	The basis of calculation of adjusted operating profit is provided in note B1.3.

For shareholder-backed business, with the exception of debt securities held by Jackson and the Group's treasury company, which are treated as available-for-sale, and assets classified as loans and receivables at amortised cost, all financial investments and investment properties are designated as assets at fair value through profit or loss. Short-term fluctuations in fair value affect the result for the year and the Group provides additional analysis of results before and after the effects of short-term fluctuations in investment returns, together with other items that are of a short-term, volatile or one-off nature. The effects of short-term fluctuations include asymmetric impacts where the measurement bases of the liabilities and associated derivatives used to manage the Jackson annuity business differ as described in note B1.2.

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

$457 million of the US investment return in the income statement arises from such derivatives and debt securities.

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

(c)
Other items requiring application of critical estimates or judgements

Deferred acquisition costs (DAC) for insurance contracts

The Group estimates projected future profits/margins to assess whether adjustments to the carrying value or amortisation profile of DAC asset are necessary.

Impacts $16.2 billion of DAC as shown in note C4.2.

Costs of acquiring new insurance business are accounted for in a way that is consistent with the principles of the 'grandfathered' ABI SORP with deferral and amortisation against margins in future revenues on the related insurance policies. The Group determines qualifying costs that should be capitalised (ie those costs of acquiring new insurance contracts that meet the criteria under the Group's accounting policy for DAC). The recoverability of the DAC is measured and the DAC asset is deemed impaired if the projected margins (which are estimated based on a number of assumptions similar to those underlying policyholder liabilities) are less than the carrying value. To the extent that the future margins differ from those anticipated, an adjustment to the carrying value will be necessary either through a charge to the income statement (if the projected margins are lower than carrying value) or through a change in the amortisation profile.

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

The majority of Jackson's DAC relates to its variable annuities business. For variable annuity business, a key assumption is the long-term investment return from the separate accounts, which for 2020 is 7.15 per cent (2019 and 2018: 7.4 per cent). The impact of using this return is reflected in two principal ways, namely:

–

Through the projected expected gross profits that are used to determine the amortisation of DAC. This is applied through the use of a mean reversion technique which is described in more detail below; and

–

The required level of provision for claims for guaranteed minimum death, 'for life' withdrawal, and income benefits.

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

Deferred acquisition costs (DAC) for insurance contracts

–

Assumptions for the long-term investment return for the separate accounts;

–

Assumptions for future hedge costs; and

–

Other expected assessments and credits.

Jackson uses a mean reversion methodology that sets the projected level of return for each of the next five years such that these returns in combination with the actual rates of return for the preceding three years (including the current year) average the assumed long-term annual return (gross of asset management fees and other charges to policyholders, but net of external fund management fees) over the eight-year period. Projected returns after the mean reversion period revert back to the long-term investment return. For further details on current balances, assumptions and sensitivity, refer to note C4.2.

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

Affects $4.0 billion of assets as shown in note C4.2.

Distribution rights relate to bancassurance partnership arrangements for the distribution of products for the term of the contractual agreement with the bank partner, for which an asset is recognised based on fees paid (including fees payable in future years). Distribution rights impairment testing is conducted when there is an indication of impairment.

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

Financial investments – Valuation

Financial investments held at fair value represent $412.8 billion of the Group's total assets.

Financial investments held at amortised cost represent $14.6 billion of the Group's total assets.

The Group estimates the fair value of financial investments that are not actively traded using quotations from independent third parties or internally developed pricing models.

The Group holds the majority of its financial investments at fair value (either through profit or loss or available-for-sale). Financial investments held at amortised cost primarily comprise loans and deposits.

Determination of fair value

The fair values of the financial instruments for which fair valuation is required under IFRS Standards are determined by the use of current market bid prices for exchange-quoted investments or by using quotations from independent third parties such as brokers and pricing services or by using appropriate valuation techniques.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm's-length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third parties or valued internally using standard market practices.

Current market bid prices are used to value investments having quoted prices. Actively traded investments without quoted prices are valued using prices provided by third parties such as brokers or pricing services. Financial investments measured at fair value are classified into a three-level hierarchy as described in note C2.1.

If the market for a financial investment of the Group is not active, the Group establishes fair value by using quotations from independent third parties, such as brokers or pricing services, or by using internally developed pricing models. Priority is given to publicly available prices from independent sources when available, but overall the source of pricing and/or the valuation technique is chosen with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date. The valuation techniques include the use of recent arm's-length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option-adjusted spread models and, if applicable, enterprise valuation and may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these financial investments. Details of the financial investments classified as 'level 3' to which valuation techniques are applied and the sensitivity of profit before tax to a change in the valuation of these items, are presented in note C2.2(ii).

Financial investments – Determining impairment of 'available-for-sale' and 'amortised cost' assets

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

Affects $49.3 billion of assets.

For financial investments classified as 'available for sale' or 'at amortised cost', if a loss event that will have a detrimental effect on cash flows is identified, an impairment loss is recognised in the income statement. The loss recognised is determined as the difference between the book cost and the fair value or estimated future cash flows of the relevant impaired assets. The loss comprises the effect of the expected loss of contractual cash flows and any additional market-price driven temporary reductions in values.

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

Additional details on the methodology and estimates used to determine impairments of the available-for-sale securities of Jackson are described in note C1.1.

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

A3.2    New accounting pronouncements not yet effective

The following standards, interpretations and amendments have been issued by the IASB but are not yet effective in 2020. For 2021 and beyond, the Group will prepare financial statements in accordance with UK-adopted international accounting standards and will be reliant on the UK adoption for the new accounting pronouncements that have not been endorsed by the EU by 31 December 2020.

This is not intended to be a complete list as only those standards, interpretations and amendments that could have a material impact on the Group's financial statements are discussed.

IFRS 9 'Financial instruments: Classification and measurement'

IFRS 9 became mandatorily effective for the annual periods beginning on or after 1 January 2018, with early application permitted and transitional rules apply.

The Group met the eligibility criteria for temporary exemption under the Amendments to IFRS 4 from applying IFRS 9 and has accordingly deferred the adoption of IFRS 9 until the date when IFRS 17 'Insurance Contracts' is expected to be adopted upon its current mandatory effective date. The Group is eligible as its activities are predominantly to issue insurance contracts based on the criteria as set out in the amendments to IFRS 4. The required disclosure of the fair value of the Group's financial assets, showing the amounts for instruments that meet the 'Solely for Payment of Principal and Interest' (SPPI) criteria but do not meet the definition of held for trading and are not managed and evaluated on a fair value basis separately from all other financial assets, is provided below.

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

Under IAS 39, 88 per cent of the Group's investments are valued at FVTPL and the Group's current expectation is that a significant proportion of its investments will continue to be designated as such under IFRS 9. The Group is currently evaluating whether some of the assets held at amortised cost today should be designated at FVTPL in conjunction with the required changes in classification to the relevant underlying liabilities upon adoption of IFRS 17.

The existing IAS 39 amortised cost measurement for financial liabilities is largely maintained under IFRS 9. For financial liabilities designated at FVTPL IFRS 9 requires changes in fair value due to changes in entity's own credit risk to be recognised in other comprehensive income.

The calculation of the impairment charge relevant for financial assets held at amortised cost or FVOCI

A new impairment model based on an expected credit loss approach replaces the existing IAS 39 incurred loss impairment model, resulting in earlier recognition of credit losses compared to IAS 39. This aspect is the most complex area of IFRS 9 to implement and will involve significant judgements and estimation processes. The Group is currently assessing the scope of assets to which these requirements will apply but as noted above it is currently expected that the majority of assets will be held at FVTPL to which these requirements will not apply.

The hedge accounting requirements which are more closely aligned with the risk management activities of the Company

No significant change to the Group's hedge accounting is currently anticipated, but this remains under review.

The Group is assessing the impact of IFRS 9 and implementing this standard in conjunction with IFRS 17 as permitted. Further details on IFRS 17 are provided below.

The Parent Company and a number of intermediate holding companies in the UK and non-insurance subsidiaries in Asia adopted IFRS 9 in 2018 in their individual or separate financial statements where these statements are prepared in accordance with IFRS, including the UK Financial Reporting Standard 101 'Reduced Disclosure Framework'. The public availability of the financial statements for these entities varies according to the local laws and regulations of each jurisdiction. The results for these entities continue to be accounted for on an IAS 39 basis in these consolidated financial statements.

The fair value of the Group's directly held financial assets at 31 December 2020 and 2019 are shown below. Financial assets with contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest (SPPI) as defined by IFRS 9 are shown separately. This excludes financial assets that meet the definition of held for trading or are managed and evaluated on a fair value basis.

	Financial assets that pass the SPPI test		All other financial assets, net of derivative liabilities
Financial assets, net of derivative liabilities	Fair value at 31 Dec 2020	Movement in the fair value during 2020	Fair value at 31 Dec 2020	Movement in the fair value during 2020
	$m	$m	$m	$m

Accrued investment income	1,428	–	–	–
Other debtors	3,248	–	–	–
Loansnote(1)	11,302	154	3,905	3
Equity securities and holdings in collective investment schemes	–	–	278,635	33,515
Debt securitiesnote(2)	32,991	3,194	92,837	6,817
Derivative assets, net of derivative liabilities	–	–	2,117	(3,683)
Other investments	–	–	1,866	(36)
Deposits	3,882	–	–	–
Cash and cash equivalents	8,018	–	–	–

Total financial assets, net of derivative liabilities	60,869	3,348	379,360	36,616

	Financial assets that pass the SPPI test		All other financial assets, net of derivative liabilities
Financial assets, net of derivative liabilities	Fair value at 31 Dec 2019	Movement in the fair value during 2019	Fair value at 31 Dec 2019	Movement in the fair value during 2019
	$m	$m	$m	$m

Accrued investment income	1,641		–	–
Other debtors	2,054	–	–	–
Loansnote(1)	13,484	517	3,614	2
Equity securities and holdings in collective investment schemes	–	–	247,281	44,250
Debt securitiesnote(2)	56,365	4,114	78,205	5,594
Derivative assets, net of derivative liabilities	–	–	1,353	(5,825)
Other investments	–	–	1,302	44
Deposits	2,615	–	–	–
Cash and cash equivalents	6,965	–	–	–

Total financial assets, net of derivative liabilities	83,124	4,631	331,755	44,065

Notes

(1)
The loans that pass the SPPI test in the table above are primarily carried at amortised cost under IAS 39. Further information on these loans is as provided in note C1.
(2)
The debt securities that pass the SPPI test in the table above are primarily held by Jackson and are classified as available-for-sale under IAS 39. The credit ratings of these securities, analysed on the same basis of those disclosed in note C1, are as follows:

Available-for-sale debt securities that pass the SPPI test	31 Dec 2020 $m	31 Dec 2019 $m

AAA	1,058	1,117
AA+ to AA-	6,830	11,328
A+ to A-	6,904	15,140
BBB+ to BBB-	9,812	17,972
Below BBB- and unrated	8,387	10,808

Total fair value	32,991	56,365

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

	Financial assets that pass the SPPI test		All other financial assets, net of derivative liabilities
Financial assets, net of derivative liabilities, held by the Group's joint ventures and associates accounted for using the equity method	Fair value at 31 Dec 2020	Movement in the fair value during 2020	Fair value at 31 Dec 2020	Movement in the fair value during 2020
	$m	$m	$m	$m

Accrued investment income	156	–	–	–
Other debtors	310	–	–	–
Loans	269	–	–	–
Equity securities and holdings in collective investment schemes	–	–	7,949	1,032
Debt securities	–	–	7,741	102
Deposits	777	–	–	–
Cash and cash equivalents	582	–	–	–

Total financial assets, net of derivative liabilities	2,094	–	15,690	1,134

	Financial assets that pass the SPPI test		All other financial assets, net of derivative liabilities
Financial assets, net of derivative liabilities, held by the Group's joint ventures and associates accounted for using the equity method	Fair value at 31 Dec 2019	Movement in the fair value during 2019	Fair value at 31 Dec 2019	Movement in the fair value during 2019
	$m	$m	$m	$m

Accrued investment income	161	–	–	–
Other debtors	329	–	–	–
Loans	197	–	–	–
Equity securities and holdings in collective investment schemes	–	–	5,999	444
Debt securities	–	–	6,080	86
Deposits	521	–	–	–
Cash and cash equivalents	513	–	–	–

Total financial assets, net of derivative liabilities	1,721	–	12,079	530

IFRS 17 'Insurance Contracts'

In May 2017, the IASB issued IFRS 17 'Insurance Contracts' to replace the existing IFRS 4 'Insurance Contracts'. In June 2020, the IASB issued amendments to IFRS 17, including delaying the effective date to reporting periods on or after 1 January 2023. The standard is subject to endorsement in the UK via the UK Endorsement Board which is currently being established. The Group intends to adopt the new standard on its mandatory effective date, alongside the adoption of IFRS 9.

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

In order to transition to IFRS 17, the amount of deferred profit, being the CSM at transition date, needs to be determined. IFRS 17 requires this CSM to be calculated as if the standard had applied retrospectively. However, if this is not practical an entity is required to choose either a modified retrospective approach or to determine the CSM by reference to the fair value of the liabilities at the transition date. The approach for determining the CSM will have a significant impact on both shareholders' equity and on the amount of profits on in-force business in future reporting periods.

IFRS 17 implementation programme

IFRS 17 is expected to have a significant impact as the requirements of the new standard are complex and requires a fundamental change to accounting for insurance contracts as well as the application of significant judgement and new estimation techniques. The effect of changes required to the Group's accounting policies as a result of implementing these standards, that are expected to alter the timing of IFRS profit recognition, are currently uncertain, particularly as amendments were issued by the IASB in June 2020 to IFRS 17. The implementation of this standard will involve significant enhancements to IT, actuarial and finance systems of the Group.

The Group has a Group-wide implementation programme to implement IFRS 17 and IFRS 9. The programme is responsible for setting Group-wide accounting policies and developing application methodologies, establishing appropriate processes and controls, sourcing appropriate data and implementing actuarial and finance system changes.

A Group-wide Steering Committee, chaired by the Group Chief Financial Officer and Chief Operating Officer with participation from the Group Risk function and the Group's and business units' senior finance managers, provides oversight and strategic direction to the implementation programme. A number of sub-committees are also in place to provide governance over the technical interpretation and accounting policies selected, design and delivery of the programme. During 2020, the Group has made significant progress with the development of the accounting policies and application methodologies and the build of the actuarial and finance systems. The Group is also assessing the IASB amendments issued in June 2020 and incorporating the changes into the delivery of the programme.

Other new accounting pronouncements

In addition to the above, the following new accounting pronouncements have also been issued and are not yet effective but the Group is not expecting them to have a significant impact on the Group's financial statements:

  –
  Amendments to IFRS 9, IAS 39 and IFRS 7 and IFRS 16 'Interest rate benchmark reform – phase 2' issued in August 2020 and effective from 1 January 2021;

  –
  Amendments to IAS 16, 'Property, Plant and Equipment: Proceeds before intended use' issued in May 2020 and effective from 1 January 2022;

  –
  Reference to the Conceptual Framework – Amendments to IFRS 3, 'Business combination' issued in May 2020 and effective from 1 January 2022;

  –
  Amendments to IAS 37 'Onerous contracts – Cost of fulfilling a contract' issued in May 2020 and effective from 1 January 2022;

  –
  Annual Improvements to IFRS Standards 2018-2020 issued in May 2020 and effective from 1 January 2022;

  –
  Amendments to IAS 1 'Classification of liabilities as current or non-current' issued in January 2020 and effective from 1 January 2023;

  –
  Amendments to IAS 1 'Disclosure of accounting policies' issued in February 2021 and effective from 1 January 2023; and

  –
  Amendments to IFRS 8 'Definition of Accounting Estimates' issued in February 2021 and effective from 1 January 2023.

B    EARNINGS PERFORMANCE

B1    Analysis of performance by segment

B1.1    Segment results

		2020 $m	2019 $m	2018 $m

	Note	note (i)	note (i)	note (i)

Continuing operations:
Asia
Insurance operations		3,384	2,993	2,646
Asset management		283	283	242

Total Asia		3,667	3,276	2,888

US
Insurance operations		2,787	3,038	2,552
Asset management		9	32	11

Total US		2,796	3,070	2,563

Other income and expenditure:
Investment return and other income		6	50	70
Interest payable on core structural borrowings		(337)	(516)	(547)
Corporate expenditurenote(ii)		(417)	(460)	(490)

Total other income and expenditure		(748)	(926)	(967)

Restructuring and IFRS 17 implementation costsnote(iii)		(208)	(110)	(75)

Adjusted operating profit	B1.3	5,507	5,310	4,409
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(4,841)	(3,203)	(791)
Amortisation of acquisition accounting adjustmentsnote(iv)		(39)	(43)	(61)
Gain (loss) attaching to corporate transactions	D1.1	1,521	(142)	(107)

Profit before tax attributable to shareholders		2,148	1,922	3,450
Tax credit (charge) attributable to shareholders' returns	B3	37	31	(569)

Profit for the year from continuing operations		2,185	1,953	2,881
Loss for the year from discontinued operations		–	(1,161)	1,142

Profit for the year		2,185	792	4,023

Attributable to:
Equity holders of the Company
From continuing operations		2,118	1,944	2,877
From discontinued operations		–	(1,161)	1,142
Non-controlling interests from continuing operations		67	9	4

		2,185	792	4,023

Basic earnings per share (in cents)		2020	2019	2018

	Note	note (i)	note (i)	note (i)

Based on adjusted operating profit, net of tax, from continuing operations	B4	175.5¢	175.0¢	145.2¢
Based on profit for the year from continuing operations	B4	81.6¢	75.1¢	111.7¢
Based on profit (loss) for the year from discontinued operations	B4	–	(44.8)¢	44.3¢

Notes

(i)
Segment results are attributed to the shareholders of the Group before deducting the amount attributable to the non-controlling interests. This presentation is applied consistently throughout the document.
(ii)
Corporate expenditure as shown above is primarily for head office functions in London and Hong Kong.
(iii)
Restructuring and IFRS 17 implementation costs include those incurred in the US operations of $(46) million (2019: $(7) million; 2018: $(29) million).
(iv)
Amortisation of acquisition accounting adjustments arising on the purchase of business. This comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012.

B1.2    Short-term fluctuations in investment returns on shareholder-backed business

	2020 $m	2019 $m	2018 $m

Asia operationsnote(i)	(607)	657	(684)
US operationsnote(ii)	(4,262)	(3,757)	(134)
Other operations	28	(103)	27

Total	(4,841)	(3,203)	(791)

(i)
Asia operations

In Asia, the short-term fluctuations reflect the net value movements on shareholders' assets and policyholder liabilities (net of reinsurance) arising from market movements in the year. In 2020, falling interest rates in certain parts of Asia led to lower discount rates on policyholder liabilities under the local reserving basis applied, which were not fully offset by unrealised bond and equity gains in the year and this led to the overall negative short-term investment fluctuations in Asia.

(ii)
US operations

The short-term fluctuations in investment returns in the US are reported net of the related charge for amortisation of deferred acquisition costs (DAC) credit of $812 million as shown in note C4.2 (2019: credit of $1,248 million; 2018: debit of $(152) million) and comprise amounts in respect of the following items:

	2020 $m	2019 $m	2018 $m

Net equity hedge resultnote(a)	(6,334)	(4,582)	(78)
Other than equity-related derivativesnote(b)	1,682	678	(85)
Debt securitiesnote(c)	474	156	(42)
Equity-type investments: actual less longer-term return	(40)	18	51
Other items	(44)	(27)	20

Total net of related DAC amortisation	(4,262)	(3,757)	(134)

Notes

(a)
The purpose of the inclusion of the net equity hedge result in short-term fluctuations in investment returns is to segregate the amount included within pre-tax profit that relates to the accounting effect of market movements on both the value of guarantees in Jackson's products including variable annuities and on the related derivatives used to manage the exposures inherent in these guarantees. The level of fees recognised in short-term fluctuations in investment returns is determined by reference to that allowed for within the reserving basis. The variable annuity guarantees are valued in accordance with either Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures or ASC Topic 944, Financial Services – Insurance depending on the type of guarantee. Both approaches require an entity to determine the total fee ('the fee assessment') that is expected to fund future projected benefit payments arising using the assumptions applicable for that method. The method under ASC Topic 820 requires this fee assessment to be fixed at the time of issue. As the fees included within the initial fee assessment are earned, they are included in short-term fluctuations in investment returns to match the corresponding movement in the guarantee liability. Other guarantee fees are included in adjusted operating profit, which in 2020 were $704 million (2019: $699 million; 2018: $657 million), pre-tax and net of related DAC amortisation. As the Group applies US GAAP for the measured value of the product guarantees, the net equity hedge result also includes asymmetric impacts where the measurement bases of the liabilities and associated derivatives used to manage the Jackson annuity business differ.

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

The net equity hedge result can be summarised as follows:

	2020 $m	2019 $m	2018 $m

Fair value movements on equity hedge instruments*	(5,219)	(5,314)	399
Accounting value movements on the variable and fixed index annuity guarantee liabilities*	(2,030)	(22)	(1,194)
Fee assessments net of claim payments	915	754	717

Total net of related DAC amortisation	(6,334)	(4,582)	(78)

  *
  The value movements on the variable annuity guarantees and fixed indexed annuity options and the derivative instruments held to manage their equity exposures are discussed in Explanation of Performance and Other Financial Measures.

(b)
The fluctuations for other than equity-related derivatives comprise the net effect of:

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

(c)
Short-term fluctuations related to debt securities is analysed below:

	2020 $m	2019 $m	2018 $m

Credits (charges) in the year:
Losses on sales of impaired and deteriorating bonds	(148)	(28)	(6)
Bond write-downs	(32)	(15)	(5)
Recoveries/reversals	1	1	25

Total credits (charges) in the year	(179)	(42)	14
Risk margin allowance deducted from adjusted operating profit*	92	109	104

	(87)	67	118

Interest-related realised gains (losses):
Gains (losses) arising in the year†	724	220	(12)
Amortisation of gains and losses arising in current and prior years to adjusted operating profit	(168)	(129)	(155)

	556	91	(167)

Related amortisation of DAC	5	(2)	7

Total short-term fluctuations related to debt securities net of related DAC amortisation	474	156	(42)

  *
  The debt securities of Jackson are held in the general account of the business. Realised gains and losses are recorded in the income statement with normalised returns included in adjusted operating profit with variations from year to year included in the short-term fluctuations category. The risk margin reserve charge for longer-term credit-related losses included in adjusted operating profit of Jackson for 2020 is based on an average annual risk margin reserve of 18 basis points (2019: 17 basis points; 2018: 18 basis points) on average book values of $51.7 billion (2019: $62.6 billion; 2018: $57.1 billion) as shown below:

Moody's rating category (or equivalent under NAIC ratings of mortgage-backed securities)

	2020			2019			2018

	Average book value	RMR	Annual expected loss	Average book value	RMR	Annual expected loss	Average book value	RMR	Annual expected loss

	$m	%	$m	$m	%	$m	$m	%	$m

A3 or higher	32,541	0.10	(31)	38,811	0.10	(38)	29,982	0.10	(31)
Baa1, 2 or 3	17,513	0.24	(42)	22,365	0.24	(53)	25,814	0.21	(55)
Ba1, 2 or 3	1,314	0.75	(10)	1,094	0.85	(9)	1,042	0.98	(10)
B1, 2 or 3	206	2.36	(5)	223	2.56	(6)	289	2.64	(8)
Below B3	108	3.36	(4)	75	3.39	(3)	11	3.69	–

Total	51,682	0.18	(92)	62,568	0.17	(109)	57,138	0.18	(104)

Related amortisation of DAC			12			19			22

Risk margin reserve charge to adjusted operating profit for longer-term credit-related losses†			(80)			(90)			(82)

†
Excluding the realised gains that are part of the gain arising in respect of the reinsured Jackson's in-force fixed and fixed index annuity liabilities to Athene Life Re Ltd, as discussed in note D1.1.

In addition to the accounting for realised gains and losses described above for Jackson general account debt securities, included within the statement of other comprehensive income is a pre-tax net unrealised gain of $2,676 million, net of related amortisation of DAC, arising in the year (2019: $3,392 million; 2018: $(1,831) million) on debt securities classified as available-for-sale, partially offset by the recycling of $2,282 million gains, net of related amortisation of DAC, to the income statement on transfer of debt securities to Athene (see note D1.1). Temporary market value movements do not reflect defaults or impairments. Additional details of the movement in the value of the Jackson portfolio are included in note C1.1.

B1.3    Determining operating segments and performance measure of operating segments

Operating segments

The Group's operating segments for financial reporting purposes are defined and presented in accordance with IFRS 8 'Operating Segments' on the basis of the management reporting structure and its financial management information.

Under the Group's management and reporting structure, its chief operating decision maker is the Group Executive Committee (GEC). In the management structure, responsibility is delegated to the Chief Executive Officers of the Group's Asia and US business units for the day-to-day management of their business units (within the framework set out in the Group Governance Manual). Financial management information used by the GEC aligns with these business segments. These operating segments, Asia operations and US operations, derive revenue from both insurance and asset management activities.

Operations which do not form part of any business unit are reported as 'Unallocated to a segment'. These include head office costs in London and Hong Kong. The Group's Africa operations do not form part of any operating segment under the structure, and their assets and liabilities and profit or loss before tax are not material to the overall financial position of the Group. The Group's Africa operations are therefore also reported as 'Unallocated to a segment'.

In preparation for the planned separation of Jackson, the management information received by the GEC has been revised in 2021, leading to a change in the Group's operating segments which will be presented in the 2021 half year report as discussed in Explanation of Performance and Other Financial Measures.

Performance measure

The performance measure of operating segments utilised by the Group is adjusted IFRS operating profit based on longer-term investment returns (adjusted operating profit), as described below. This measurement basis distinguishes adjusted operating profit from other constituents of total profit or loss for the year as follows:

  –
  Short-term fluctuations in investment returns on shareholder-backed business. This includes the impact of short-term market effects on the carrying value of Jackson's guarantee liabilities and related derivatives as explained below;

  –
  Amortisation of acquisition accounting adjustments arising on the purchase of business. This comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012; and

  –
  Gain or loss on corporate transactions, such as in 2020 the effect of certain of the Group's reinsurance arrangements and costs associated with the work to plan for the separation of Jackson, and in 2019 disposals undertaken and costs connected to the demerger of M&G plc from Prudential plc.

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

(b)
Unit-linked business including the US variable annuity separate accounts

The policyholder unit liabilities are directly reflective of the underlying asset value movements. Accordingly, the adjusted operating profit reflect the current year value movements in both the unit liabilities and the backing assets.

(c)
US general account business

The adjusted operating profit for Jackson included in the Group's accounts is based on information reviewed by the GEC on an IFRS basis. This will differ from the financial information that Jackson will report as part of the demerger process, which will be prepared under US GAAP and will be based on the information local management reviews in preparation for them becoming a standalone entity.

Jackson's variable and fixed index annuity business has guarantee liabilities which are measured on a combination of fair value and other US GAAP derived principles. These liabilities are subject to an extensive derivative programme to manage equity and interest rate exposures whose fair value movements pass through the income statement each year.

The following value movements for Jackson's variable and fixed index annuity business are excluded from adjusted operating profit. See note B1.2:

  –
  Fair value movements for equity-based derivatives;

  –
  Fair value movements for guaranteed benefit options for the 'not for life' portion of Guaranteed Minimum Withdrawal Benefit (GMWB) and fixed index annuity business, and Guaranteed Minimum Income Benefit (GMIB) reinsurance (see below);

  –
  Movements in the accounts carrying value of Guaranteed Minimum Death Benefit (GMDB), GMIB and the 'for life' portion of GMWB liabilities, (see below) for which, under the 'grandfathered' US GAAP applied under IFRS for Jackson's insurance assets and liabilities, the measurement basis gives rise to a muted impact of current year market movements (ie they are relatively insensitive to the effect of current year equity market and interest rate changes);

  –
  A portion of the fee assessments as well as claim payments, in respect of guarantee liabilities; and

  –
  Related amortisation of DAC for each of the above items.

Guaranteed benefit options for the 'not for life' portion of GMWB and equity index options for the fixed index annuity business

The 'not for life' portion of GMWB guaranteed benefit option liabilities is measured under the US GAAP basis applied for IFRS in a manner consistent with IAS 39 under which the projected future growth rate of the account balance is based on the greater of US Treasury rates and current swap rates (rather than expected rates of return) with only a portion of the expected future guarantee fees included. The discount rates applied in determining the value of these liabilities is actively updated each year based on market observed rates and after allowing for Jackson's own credit risk. Reserve value movements on these liabilities are sensitive to changes to levels of equity markets, implied volatility and interest rates. The equity index option for fixed index annuity business is measured under the US GAAP basis applied for IFRS in a manner consistent with IAS 39 under which the projected future growth is based on current swap rates.

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

(e)
Assets backing other shareholder-financed long-term insurance business

Except in the case of assets backing liabilities which are directly matched (such as unit-linked business) adjusted operating profit for assets backing shareholder-financed business is determined on the basis of expected longer-term investment returns. Longer-term investment returns comprise actual income receivable for the year (interest/dividend income) and for both debt and equity-type securities longer-term capital returns.

Debt securities and loans

As a general principle, for debt securities and loans, the longer-term capital returns comprise two elements:

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

At 31 December 2020, the level of unamortised interest-related realised gains and losses related to previously sold bonds for the Group's insurance operations in Asia and the US was a net gain of $1,725 million (31 December 2019: net gain of $916 million).

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

For Asia insurance operations, investments in equity securities held for non-linked shareholder-backed business amounted to $4,954 million as at 31 December 2020 (31 December 2019: $3,473 million). The longer-term rates of return applied in 2020 ranged from 5.1 per cent to 16.9 per cent (31 December 2019: 5.0 per cent to 17.6 per cent; 31 December 2018: 5.3 per cent to 17.6 per cent) with the rates applied varying by business unit. These rates are broadly stable from year to year but may be different between regions, reflecting, for example, differing expectations of inflation in each local business unit. The assumptions are for the returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations. The longer-term investment returns for the Asia insurance joint ventures and associates accounted for using the equity method are determined on a similar basis as the other Asia insurance operations described above.

For US insurance operations, as at 31 December 2020, the equity-type securities for non-separate account operations amounted to $2,128 million (31 December 2019: $1,481 million). For these operations, the longer-term rates of return for income and capital applied in 2020, 2019 and 2018, which reflect the combination of the average risk-free rates over the year and appropriate risk premiums are as follows:

	2020	2019	2018

Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds	4.8% to 5.8%	5.5% to 6.7%	6.7% to 7.2%
Other equity-type securities such as investments in limited partnerships and private equity funds	6.8% to 7.8%	7.5% to 8.7%	8.7% to 9.2%

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

Equity-based derivatives held by Jackson are as discussed in section (c) above. Non-equity based derivatives held by Jackson are part of a broad-based hedging programme for features of Jackson's bond portfolio (for which value movements are booked in the statement of other comprehensive income rather than the income statement), product liabilities (for which US GAAP accounting as 'grandfathered' under IFRS 4 does not fully reflect the economic features being hedged), and the interest rate exposure attaching to equity-based product options.

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

B1.4    Segmental income statement

Premiums and annuity considerations for conventional and other protection type insurance policies are recognised as revenue when due. Premiums and annuity considerations for linked policies and other investment type policies are recognised as revenue when received or, in the case of unitised or unit-linked policies, when units are issued. These amounts exclude premium taxes and similar duties where Prudential collects and settles taxes borne by the policyholder.

Policy fees charged on linked policies for mortality, morbidity, asset management and policy administration are recognised when related services are provided.

Claims paid include maturities, annuities, surrenders, deaths and other claim events. Maturity claims are recorded as charges on the policy maturity date. Annuity claims are recorded when each annuity instalment becomes due for payment. Surrenders are charged to the income statement when paid. Death and other claims are generally recorded when notified with additional contract liabilities held, where appropriate, for 'incurred but not reported' (IBNR) claims.

	2020 $m

	Asia	US	Total segment	Unallocated to a segment	Group total

Gross premiums earned	23,341	19,026	42,367	154	42,521
Outward reinsurance premiumsnote(i)	(1,615)	(30,584)	(32,199)	(10)	(32,209)

Earned premiums, net of reinsurance	21,726	(11,558)	10,168	144	10,312
Other incomenote(ii)	609	55	664	6	670

Total external revenuenotes(iii),(iv)	22,335	(11,503)	10,832	150	10,982
Intra-group revenue	–	37	37	(37)	–
Interest incomenote(v)	1,961	2,380	4,341	36	4,377
Other investment returnnote B1.5	11,755	28,849	40,604	10	40,614

Total revenue, net of reinsurance	36,051	19,763	55,814	159	55,973

Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurancenote C3.1	(28,488)	(19,617)	(48,105)	(100)	(48,205)
Acquisition costs and other operating expenditurenote B2	(3,989)	(821)	(4,810)	(671)	(5,481)
Interest on core structural borrowings	–	(21)	(21)	(316)	(337)
Loss attaching to corporate transactionsnote D1.1	–	(18)	(18)	(30)	(48)

Total charges, net of reinsurance and loss on disposal of businesses	(32,477)	(20,477)	(52,954)	(1,117)	(54,071)

Share of profit from joint ventures and associates, net of related tax	517	–	517	–	517

Profit (loss) before tax (being tax attributable to shareholders' and policyholders' returns)	4,091	(714)	3,377	(958)	2,419
Tax charge attributable to policyholders' returns	(271)	–	(271)	–	(271)

Profit (loss) before tax attributable to shareholders' returns	3,820	(714)	3,106	(958)	2,148

Analysis of profit (loss) before tax attributable to shareholders' returns:
Profit for the year	3,382	(247)	3,135	(950)	2,185
Tax attributable to shareholders	438	(467)	(29)	(8)	(37)

Profit (loss) before tax	3,820	(714)	3,106	(958)	2,148
Short-term fluctuations in investment returns on shareholder-backed business	607	4,262	4,869	(28)	4,841
Amortisation of acquisition accounting adjustments	5	34	39	–	39
(Gain) loss attaching to corporate transactionsnote D1.1	(765)	(786)	(1,551)	30	(1,521)

Adjusted operating profit (loss)	3,667	2,796	6,463	(956)	5,507

	2019 $m

	Asia	US	Total segment	Unallocated to a segment	Group total

Gross premiums earned	23,757	21,209	44,966	98	45,064
Outward reinsurance premiums	(1,108)	(467)	(1,575)	(8)	(1,583)

Earned premiums, net of reinsurance	22,649	20,742	43,391	90	43,481
Other incomenote(ii)	548	61	609	91	700

Total external revenuenotes(iii),(iv)	23,197	20,803	44,000	181	44,181
Intra-group revenue	–	34	34	(34)	–
Interest incomenote(v)	1,569	2,971	4,540	67	4,607
Other investment returnnote B1.5	13,406	31,623	45,029	(81)	44,948

Total revenue, net of reinsurance	38,172	55,431	93,603	133	93,736

Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurancenote C3.1	(29,119)	(54,734)	(83,853)	(52)	(83,905)
Acquisition costs and other operating expenditurenote B2	(5,157)	(1,402)	(6,559)	(724)	(7,283)
Interest on core structural borrowings	–	(20)	(20)	(496)	(516)
Gain (loss) attaching to corporate transactionsnote D1.1	265	–	265	(407)	(142)

Total charges, net of reinsurance and gain on disposal of business	(34,011)	(56,156)	(90,167)	(1,679)	(91,846)

Share of profit from joint ventures and associates, net of related tax	397	–	397	–	397

Profit (loss) before tax (being tax attributable to shareholders' and policyholders' returns)	4,558	(725)	3,833	(1,546)	2,287
Tax charge attributable to policyholders' returns	(365)	–	(365)	–	(365)

Profit (loss) before tax attributable to shareholders' returns from continuing operations	4,193	(725)	3,468	(1,546)	1,922

Analysis of profit (loss) before tax attributable to shareholders' returns from continuing operations:
Profit for the year from continuing operations	3,725	(380)	3,345	(1,392)	1,953
Tax attributable to shareholders	468	(345)	123	(154)	(31)

Profit (loss) before tax	4,193	(725)	3,468	(1,546)	1,922
Short-term fluctuations in investment returns on shareholder-backed business	(657)	3,757	3,100	103	3,203
Amortisation of acquisition accounting adjustments	5	38	43	–	43
(Gain) loss attaching to corporate transactionsnote D1.1	(265)	–	(265)	407	142

Adjusted operating profit (loss)	3,276	3,070	6,346	(1,036)	5,310

	2018 $m

	Asia	US	Total segment	Unallocated to a segment	Group total
				note (vii)

Gross premiums earned	21,989	23,573	45,562	52	45,614
Outward reinsurance premiums	(768)	(412)	(1,180)	(3)	(1,183)

Earned premiums, net of reinsurance	21,221	23,161	44,382	49	44,431
Other incomenote(ii)	412	67	479	52	531

Total external revenenote(iii),(iv)	21,633	23,228	44,861	101	44,962
Intra-group revenue	56	67	123	(123)	–
Interest incomenote(v)	1,450	2,692	4,142	68	4,210
Other investment returnnote B1.5	(4,326)	(9,085)	(13,411)	84	(13,327)

Total revenue, net of reinsurance	18,813	16,902	35,715	130	35,845

Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(11,664)	(11,736)	(23,400)	(26)	(23,426)
Acquisition costs and other operating expenditurenote B2	(5,162)	(2,773)	(7,935)	(592)	(8,527)
Interest on core structural borrowings	–	(20)	(20)	(527)	(547)
Loss attaching to corporate transactionsnote D1.1	(15)	(51)	(66)	(41)	(107)

Total charges, net of reinsurance and gain (loss) on disposal of businesses	(16,841)	(14,580)	(31,421)	(1,186)	(32,607)

Share of profit from joint ventures and associates, net of related tax	319	–	319	–	319

Profit (loss) before tax (being tax attributable to shareholders' and policyholders' returns)	2,291	2,322	4,613	(1,056)	3,557
Tax charge attributable to policyholders' returns	(107)	–	(107)	–	(107)

Profit (loss) before tax attributable to shareholders' returns from continuing operations	2,184	2,322	4,506	(1,056)	3,450

Analysis of profit (loss) before tax attributable to shareholders' returns from continuing operations:
Profit for the year from continuing operations	1,815	1,982	3,797	(916)	2,881
Tax attributable to shareholders	369	340	709	(140)	569

Profit (loss) before tax	2,184	2,322	4,506	(1,056)	3,450
Short-term fluctuations in investment returns on shareholder-backed business	684	134	818	(27)	791
Amortisation of acquisition accounting adjustments	5	56	61	–	61
Loss attaching to corporate transactionsnote D1.1	15	51	66	41	107

Adjusted operating profit (loss)	2,888	2,563	5,451	(1,042)	4,409

Notes

(i)
In 2020, outward reinsurance premiums include $(30,156) million in respect of the reinsurance of substantially all of Jackson's in-force fixed and fixed index annuity liabilities to Athene Life Re Ltd.
(ii)
Included within other income is revenue from the Group's continuing asset management business of $505 million (2019: $453 million; 2018: $287 million). The remaining other income consists primarily of policy fee income from external customers.
(iii)
In Asia, external revenue from no one individual market exceeds 10 per cent of the Group total, excluding Athene's reinsurance premium of $30,156 million, except for Hong Kong in 2020, 2019 and 2018 and Singapore in both 2020 and 2019. Total external revenue of Hong Kong is $9,232 million (2019: $9,821 million; 2018: $10,307 million) and Singapore is $5,505 million (2019: $4,401 million).
(iv)
Due to the nature of the business of the Group, there is no reliance on any major customers.
(v)
Interest income includes $2,197 million (2019: $2,817 million; 2018: $2,585 million) in respect of financial assets not at fair value through profit and loss, of which $1 million (2019: $4 million; 2018: $5 million) is accrued in respect of impaired securities.
(vi)
In October 2018, Jackson entered into a 100 per cent reinsurance agreement with John Hancock Life Insurance Company (John Hancock USA) to acquire a closed block of group pay-out annuity business. The transaction resulted in an addition to gross premiums earned of $5.0 billion and a corresponding increase in benefits and claims of $5.5 billion for the increase in policyholder liabilities and a decrease in other operating expenditure for negative ceding commissions of $0.5 billion at the inception of the contract. There was no material impact on adjusted operating profit or total profit as a result of the transaction.

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

	2020 $m	2019 $m	2018 $m

Realised and unrealised gains (losses) on securities at fair value through profit or loss	40,070	49,809	(14,867)
Realised and unrealised (losses) gains on derivatives at fair value through profit or loss	(3,691)	(5,825)	705
Realised gains on available-for-sale securities, including impairment previously recognised in other comprehensive income*	3,371	185	15
Realised gains (losses) on loans	43	(3)	(1)
Dividends	1,249	1,000	740
Other investment (loss) income	(428)	(218)	81

Other investment return	40,614	44,948	(13,327)

*
Included in realised gains on available-for-sale securities is $2,817 million arising upon derecognition of debt securities held by Jackson related to the reinsurance of fixed and fixed index annuities to Athene. These gains are excluded from adjusted operating profit and are recognised in the results of the corporate transaction as discussed in note D1.1.

Realised gains and losses on the Group's investments for 2020 recognised in the income statement amounted to a net gain of $2.8 billion (2019: a net loss of $2.0 billion; 2018: a net gain of $2.5 billion).

B1.6      Additional analysis of performance by segment components

(a)    Asia

	2020 $m				2019 $m	2018 $m

	Insurance	Asset management	Eliminations	Total	Total	Total

Earned premiums, net of reinsurance	21,726	–	–	21,726	22,649	21,221
Other income	192	417	–	609	548	412

Total external revenue	21,918	417	–	22,335	23,197	21,633

Intra-group revenue	1	164	(165)	–	–	56
Interest income	1,956	5	–	1,961	1,569	1,450
Other investment return	11,729	26	–	11,755	13,406	(4,326)

Total revenue, net of reinsurance	35,604	612	(165)	36,051	38,172	18,813

Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	(28,488)	–	–	(28,488)	(29,119)	(11,664)
Acquisition costs and other expenditurenote B2	(3,708)	(446)	165	(3,989)	(5,157)	(5,162)
Gain (loss) attaching to corporate transactionsnote D1.1	–	–	–	–	265	(15)

Total charges, net of reinsurance and gain (loss) attaching to corporate transactions	(32,196)	(446)	165	(32,477)	(34,011)	(16,841)

Share of profit from joint ventures and associates, net of related tax	400	117	–	517	397	319

Profit before tax (being tax attributable to shareholders' and policyholders' returns)	3,808	283	–	4,091	4,558	2,291
Tax charge attributable to policyholders' returns	(271)	–	–	(271)	(365)	(107)

Profit before tax attributable to shareholders' returns	3,537	283	–	3,820	4,193	2,184

Analysis of profit before tax:
Profit before tax attributable to shareholders	3,537	283	–	3,820	4,193	2,184
Short-term fluctuations in investment returns on shareholder-backed business	607	–	–	607	(657)	684
Amortisation of acquisition accounting adjustments	5	–	–	5	5	5
(Gain) loss attaching to corporate transactionsnote D1.1	(765)	–	–	(765)	(265)	15

Adjusted operating profit	3,384	283	–	3,667	3,276	2,888

(b)    US

	2020 $m				2019 $m	2018 $m

	Insurance	Asset management	Eliminations	Total	Total	Total

Earned premiums, net of reinsurance	(11,558)	–	–	(11,558)	20,742	23,161
Other income	4	51	–	55	61	67

Total external revenue	(11,554)	51	–	(11,503)	20,803	23,228

Intra-group revenue	–	115	(78)	37	34	67
Interest income	2,380	–	–	2,380	2,971	2,692
Other investment return	28,848	1	–	28,849	31,623	(9,085)

Total revenue, net of reinsurance	19,674	167	(78)	19,763	55,431	16,902

Benefits and claims net of reinsurance	(19,617)	–	–	(19,617)	(54,734)	(11,736)
Acquisition costs and other operating expenditure	(741)	(158)	78	(821)	(1,402)	(2,773)
Interest on core structural borrowings	(21)	–	–	(21)	(20)	(20)
Loss attaching to corporate transactionsnote D1.1	(18)	–	–	(18)	–	(51)

Total charges, net of reinsurance and loss on disposal of businesses	(20,397)	(158)	78	(20,477)	(56,156)	(14,580)

(Loss) profit before tax	(723)	9	–	(714)	(725)	2,322

Analysis of profit (loss) before tax:
Profit (loss) before tax attributable to shareholders	(723)	9	–	(714)	(725)	2,322
Short-term fluctuations in investment returns on shareholder-backed business	4,262	–	–	4,262	3,757	134
Amortisation of acquisition accounting adjustments	34	–	–	34	38	56
(Gain) loss attaching to corporate transactionsnote D1.1	(786)	–	–	(786)	–	51

Adjusted operating profit	2,787	9	–	2,796	3,070	2,563

B2    Acquisition costs and other expenditure

	2020 $m	2019 $m	2018 $m

Acquisition costs incurred for insurance policiesnote(v)	(3,070)	(4,177)	(4,313)
Acquisition costs deferrednote C4.2	1,357	1,422	1,319
Amortisation of acquisition costsnotes(i),(v)	81	694	(1,260)
Recoveries for expenses associated with Jackson's business ceded to Athenenote(ii)	1,203	–	–
Administration costs and other expenditure (net of other reinsurance commission)notes(iii),(iv),(v)	(4,609)	(5,019)	(3,877)
Movements in amounts attributable to external unit holders of consolidated investment funds	(443)	(203)	(396)

Total acquisition costs and other expenditure	(5,481)	(7,283)	(8,527)

Notes

(i)
The credit of $81 million in 2020 reflects $389 million arising in the US which is offset by a charge of $308 million in Asia as set out in note C4.2. The credit of $389 million in the US includes $1,576 million (2019: $1,248 million; 2018: charge of $(114) million) recorded in short-term fluctuations in investment returns largely as a result of the losses arising from market effects on variable annuity guarantee liabilities and associated hedging. This is offset by a charge of $(764) million for the write-off of the DAC held for the in-force fixed and fixed index annuity liabilities reinsured to Athene and a charge of $(423) million (2019: $(297) million; 2018: $(914) million) for amortisation of acquisition costs recorded in adjusted operating profit.
(ii)
As part of the reinsurance transaction with Athene Life Re Ltd discussed in note D1.1, Jackson received $1,203 million of ceding commission (including post-closing adjustments) as a recovery for past acquisition expenses associated with the business ceded.
(iii)
Included in total administration costs and other expenditure is depreciation of property, plant and equipment of $(218) million (2019: $(227) million; 2018: $(93) million), of which $(145) million (2019: $(141) million) relates to the right-of-use assets recognised under IFRS 16 and interest on the IFRS 16 lease liabilities of $16 million (2019: $20 million). The 2020 amount also includes a credit of $770 million for the commission arising from the reinsurance transaction entered into by the Hong Kong business during the year as discussed in note D1.1. Administration costs and other expenditure includes $1 million (2019: $3 million; 2018: $7 million) relating to the fee income on financial instruments that are not held at fair value through profit or loss.
(iv)
During 2019, the Group paid $182 million of upfront fees to modify the terms and conditions of two subordinated debt instruments, which were expensed to the income statement as, in accordance with IAS 39, the transaction was treated as extinguishment of old debt and the issuance of new at fair value. Other fee expenses relating to financial liabilities held at amortised cost in 2020, 2019 and 2018 are part of the determination of the effective interest rate. All such amounts are included in 'Administration costs and other expenditure'.
(v)
Total depreciation and amortisation expense is included in 'Acquisition costs incurred for insurance policies', 'Administration costs and other expenditure' and 'Amortisation of acquisition costs' and relates primarily to amortisation of DAC of insurance contracts and asset management contracts. The segmental analysis of interest expense (included in 'Administration costs and other expenditure'), other than interest expense in core structural borrowings (included separately in finance costs), and depreciation and amortisation (included within 'Total acquisition costs and other expenditure') is shown below. Interest expense on financial liabilities not at fair value through profit and loss for 2020 was $564 million (2019: $802 million; 2018: $798 million).

	Other interest expense			Depreciation and amortisation
	2020 $m	2019 $m	2018 $m	2020 $m	2019 $m	2018 $m

Asia operations:
Insurance	(12)	(13)	–	(669)	(641)	(482)
Asset management	(1)	–	–	(16)	(14)	(5)
US operations:
Insurance	(220)	(264)	(212)	346	901	(1,110)
Asset management	(1)	(2)	–	(4)	(4)	(8)

Total segment	(234)	(279)	(212)	(343)	242	(1,605)
Unallocated to a segment (other operations)	(18)	(27)	(38)	(40)	(30)	(3)

Total continuing operations	(252)	(306)	(250)	(383)	212	(1,608)

B2.1    Staff and employment costs

The average number of staff employed by the Group, for both continuing and discontinued operations, during the years shown was:

	2020	2019	2018

Asia and Africa operations*	12,949	14,206	16,520
US operations	3,650	4,014	4,285
Head office function†	657	784	954

Total continuing operations	17,256	19,004	21,759
Discontinued UK and Europe operations‡	–	5,672	6,447

Total Group	17,256	24,676	28,206

*
The Asia and Africa operations staff numbers above exclude 502 commission based sales staff (2019: 346; 2018: 119) who have an employment contract with the Company.
†
The 'Head office function' staff numbers include staff based in London and Hong Kong.
‡
Average staff numbers of the discontinued UK and Europe operations were for the period up to the demerger in October 2019.

The costs of employment, for both continuing and discontinued operations, were:

	2020 $m	2019 $m			2018 $m
	Group total	Continuing	Discontinued	Group total	Continuing	Discontinued	Group total

Wages and salaries	1,536	1,435	573	2,008	1,517	694	2,211
Social security costs	67	53	68	121	71	84	155
Defined benefit schemes*	–	(91)	(5)	(96)	7	(46)	(39)
Defined contribution schemes	76	69	41	110	77	50	127

Total Group†	1,679	1,466	677	2,143	1,672	782	2,454

*
The (credit) charge incorporated the effect of actuarial gains and losses. Post-demerger of the UK and Europe operations in October 2019, the Group's defined benefit schemes costs are negligible.
†
Total costs of employment in the table above include staff costs of the discontinued UK and Europe operations for the period up to the demerger in October 2019.

B2.2    Share-based payment

The Group offers discretionary share awards to certain key employees and all-employee share plans in the UK and a number of Asian locations. The compensation expense charged to the income statement is primarily based upon the fair value of the awards granted, the vesting period and the vesting conditions. The Company has established trusts to facilitate the delivery of Prudential plc shares under some of these plans. The cost to the Company of acquiring these newly issued shares held in trusts is shown as a deduction from shareholders' equity.

(a)
Description of the plans

The Group operates a number of share award plans that provides Prudential plc shares, or ADRs, to participants upon vesting. The plans in operation include the Prudential Long Term Incentive Plan, the Prudential Annual Incentive Plan, savings-related share option schemes, share purchase plans and deferred bonus plans. Where Executive Directors participate in these plans, details are provided in the Compensation and Employee section. In addition, the following information is provided.

Share scheme	Description

Prudential Corporation Asia Long-Term Incentive Plan (PCA LTIP)	The PCA LTIP provides eligible employees with conditional awards. Awards are discretionary and vest after three years subject to the employee being in employment. Vesting of awards may also be subject to performance conditions. All awards are generally made in Prudential shares, or ADRs. In countries where share awards are not feasible due to securities and/or tax considerations, awards will be replaced by the cash value of the shares that would otherwise have vested.

Prudential Agency Long-Term Incentive Plan (LTIP)	Certain agents in Asia are eligible to be granted awards in Prudential shares under the Prudential Agency LTIP. These awards are structured in a similar way to the PCA LTIP described above.

Restricted Share Plan 2015 (RSP)	The Company operates the RSP for certain employees. Awards under this plan are discretionary, and the vesting of awards may be subject to performance conditions. All awards are made in Prudential shares or ADRs.

Deferred bonus plans	The Company operates a number of deferred bonus plans including the Group Deferred Bonus Plan (GDBP) and the Prudential Corporation Asia Deferred Bonus Plan (PCA DBP). There are no performance conditions attached to deferred share awards made under these arrangements.

Savings-related share option schemes	Employees and eligible agents in a number of geographies are eligible for plans similar to the HMRC-approved Save As You Earn (SAYE) share option scheme in the UK. During the year ended 31 December 2020, eligible agents based in certain regions of Asia can participate in the International Savings-Related Share Option Scheme for Non-Employees.

Share purchase plans	Eligible employees outside the UK are invited to participate in arrangements similar to the Company's HMRC-approved UK SIP, which allows the purchase of Prudential plc shares. Staff based in Asia are eligible to participate in the Prudential Corporation Asia All Employee Share Purchase Plan.

(b)
Outstanding options and awards

The following table shows the movement in outstanding options and awards under the Group's share-based compensation plans:

	Options outstanding under SAYE schemes						Awards outstanding under incentive plans
	2020		2019		2018		2020	2019	2018
	Number of options millions	Weighted average exercise price £	Number of options millions	Weighted average exercise price £	Number of options millions	Weighted average exercise price £	Number of awards millions

Balance at beginning of year:	3.8	12.38	4.9	12.10	6.4	11.74	33.0	32.8	33.6
Granted	0.4	9.64	0.6	11.13	0.3	13.94	20.2	13.4	10.7
Modification	–	–	0.3	11.95	–	–	–	4.3	–
Exercised	(0.9)	11.44	(1.7)	10.87	(1.4)	10.85	(10.3)	(9.8)	(8.7)
Forfeited	–	14.27	–	12.87	(0.1)	12.25	(1.5)	(2.5)	(2.6)
Cancelled	(0.1)	12.55	(0.1)	12.82	(0.2)	12.43	(0.1)	(0.7)	–
Lapsed/Expired	(0.9)	13.28	(0.1)	12.93	(0.1)	12.60	(0.7)	(1.0)	(0.2)
M&G plc awards derecognised on demerger*	–	–	(0.1)	13.37	–	–	–	(3.5)	–

Balance at end of year	2.3	11.86	3.8	12.38	4.9	12.10	40.6	33.0	32.8

Options immediately exercisable at end of year	0.5	12.64	0.9	11.33	0.8	10.37

*
Prior to the demerger in October 2019, employees of M&G plc were granted replacement awards over M&G plc shares, in exchange for existing Prudential Group awards outstanding under incentive plans. As designated replacement awards were granted, no cancellation was recognised in respect of the original awards. As the replacement awards are an obligation of M&G plc, these awards were derecognised by the Group on demerger. M&G plc employees with outstanding SAYE options on demerger were treated as 'good leavers', with both the vesting period and number of options exercisable curtailed on demerger.

The weighted average share price of Prudential plc for 2020 was £11.64 (2019: £15.05; 2018: £17.36).

The following table provides a summary of the range of exercise prices for Prudential plc options outstanding at 31 December:

	Outstanding										Exercisable

	Number outstanding (millions)			Weighted average remaining contractual life (years)*			Weighted average exercise prices £			Number exercisable (millions)			Weighted average exercise prices £

	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018

Between £9 and £10	0.4	–	0.3	4.2	–	0.4	9.64	–	9.01	–	–	0.3	–	–	9.01
Between £11 and £12	1.2	2.4	3.0	2.2	2.0	1.6	11.11	11.19	11.19	0.3	0.9	0.5	11.11	11.33	11.11
Between £13 and £14	0.3	0.3	0.3	2.2	3.2	4.1	13.94	13.94	13.94	–	–	–	–	–	–
Between £14 and £15	0.4	1.1	1.3	1.3	2.0	2.6	14.55	14.55	14.55	0.2	–	–	14.55	–	–

Weighted average	2.3	3.8	4.9	2.4	2.1	2.1	11.86	12.38	12.10	0.5	0.9	0.8	12.64	11.33	10.37

*
The years shown above for weighted average remaining contractual life include the time period from end of vesting period to expiration of contract.

(c)
Fair value of options and awards

The fair value amounts estimated on the date of grant relating to all options and awards were determined by using the following assumptions:

	2020			2019				2018

					SAYE options

	Prudential LTIP (TSR)	SAYE options	Other awards	Prudential LTIP (TSR)	Granted in October 2019	Granted in November 2019	Other awards	Prudential LTIP (TSR)	SAYE options	Other awards

Dividend yield (%)	–	3.45	–	–	3.66	2.10	–	–	2.52	–
Expected volatility (%)	41.08	27.55	–	22.14	25.58	23.92	–	24.03	21.09	–
Risk-free interest rate (%)	0.39	0.27	–	0.97	0.31	1.60	–	1.19	0.97	–
Expected option life (years)	–	3.92	–	–	3.96	3.47	–	–	3.94	–
Weighted average exercise price (£)	–	10.74	–	–	11.12	11.18	–	–	13.94	–
Weighted average share price at grant date (£)	10.49	9.64	–	16.07	13.94	13.77	–	17.46	16.64	–
Weighted average fair value at grant date (£)	4.93	1.95	10.54	6.32	2.90	3.35	15.39	6.64	3.29	17.04

The compensation costs for all awards and options are recognised in net income over the plans' respective vesting periods. The Group uses the Black-Scholes model to value all options, and financial equivalence to value all awards other than those which have TSR performance conditions attached (some Prudential LTIP and RSP awards) for which the Group uses a Monte Carlo model in order to allow for the impact of these conditions. These models are used to calculate fair values for share options and awards at the grant date based on the quoted market price of the stock at the measurement date, the amount, if any, that the employees are required to pay, the dividend yield, expected volatility, risk-free interest rates and exercise prices.

For all options and awards, the expected volatility is based on the market implied volatilities as quoted on Bloomberg. The Prudential specific at-the-money implied volatilities are adjusted to allow for the different terms and discounted exercise price on SAYE options by using information on the volatility surface of the FTSE 100.

Risk-free interest rates are taken from swap spot rates with projection terms matching the corresponding vesting periods. For awards with a TSR condition, volatilities and correlations between Prudential and a basket of 12 competitor companies is required. For grants in 2020, the average volatility for the basket of competitors was 41.40 per cent (2019: 23.10 per cent; 2018: 21.32 per cent). Correlations for the basket are calculated for each pairing from the log of daily TSR returns for the three years prior to the valuation date. Market implied volatilities are used for both Prudential and the basket of competitors. Changes to the subjective input assumptions could materially affect the fair value estimate.

(d)
Share-based payment expense charged to the income statement

Total expense recognised in 2020 in the consolidated financial statements relating to share-based compensation is $171 million (2019: $181 million; 2018: $191 million), of which $166 million is accounted for as equity-settled (2019: $181 million; 2018: $191 million).

The Group had $32 million of liabilities at 31 December 2020 (31 December 2019: nil) relating to share-based payment awards accounted for as cash settled.

B2.3    Key management remuneration

Key management constitutes the Directors of Prudential plc as they have authority and responsibility for planning, directing and controlling the activities of the Group and following reorganisations during 2019, key management also includes other non-director members of the Group Executive Committee from August 2019.

Total key management remuneration is analysed in the following table:

	2020 $m	2019 $m	2018 $m

Salaries and short-term benefits	20.0	25.2	22.0
Post-employment benefits	1.2	1.5	2.0
Share-based payments	14.6	13.1	19.0

	35.8	39.8	43.0

The share-based payments charge comprises $10.7 million (2019: $8.4 million; 2018: $13.0 million), which is determined in accordance with IFRS 2 'Share-based Payment' (see note B2.2) and $3.9 million (2019: $4.8 million; 2018: $6.4 million) of deferred share awards.

B2.4    Fees payable to the auditor

	2020 $m	2019 $m	2018 $m

Fees payable to the Company's auditor for the audit of the Company's annual accounts	2.3	2.2	2.8
Fees payable to the Company's auditor and its associates for other services:
Audit of subsidiaries pursuant to legislation	9.2	9.5	12.3
Audit-related assurance servicesnote(1)	3.5	5.7	6.3
Other assurance services	0.7	5.7	1.5
Services relating to corporate finance transactions	0.3	7.3	0.3
All other services	–	–	1.2

Total fees paid to the auditor	16.0	30.4	24.4

Analysed into:
Fees payable to the auditor attributable to the continuing operations:
Non-audit services associated with the demerger of the UK and Europe operationsnote(2)	–	11.7	1.0
Other audit and non-audit services	16.0	15.3	15.1

	16.0	27.0	16.1
Fees payable to the auditor attributable to the discontinued UK and Europe operations	–	3.4	8.3

	16.0	30.4	24.4

Notes

(1)
Of the audit-related assurance service fees of $3.5 million in 2020 (2019: $5.7 million), $0.7 million (2019: $1.1 million) relates to services that are required by law.
(2)
Of the $11.7 million one-off non-audit services fees in 2019 associated with the demerger of the UK and Europe operations, $4.4 million was for other assurance services required by regulation and $7.3 million was for services relating to corporate finance transactions. In 2018, the $1.0 million was for all other services associated with the preparation for the demerger.

In addition, in 2019 there were fees incurred by pension schemes of $0.1 million (2018: $0.3 million) for audit services. These pension schemes were transferred to the discontinued UK and Europe operations (M&G plc) in 2019 as part of the demerger.

B3    Tax charge

Prudential is subject to tax in numerous jurisdictions and the calculation of the total tax charge inherently involves a degree of estimation and judgement. Current tax expense is charged or credited based upon amounts estimated to be payable or recoverable as a result of taxable amounts for the current year and adjustments made in relation to prior years. The positions taken in tax returns where applicable tax regulation is subject to interpretation are recognised in full in the determination of the tax charge in the financial statements if the Group considers that it is probable that the taxation authority will accept those positions. Otherwise, provisions are established based on management's estimate and judgement of the likely amount of the liability, or recovery, by providing for the single best estimate of the most likely outcome or the weighted average expected value where there are multiple outcomes.

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

B3.1    Total tax charge by nature

The total tax (charge) credit in the income statement is as follows:

	2020 $m			2019 $m	2018 $m

	Current tax	Deferred tax	Total	Total	Total

Attributable to shareholders:
Asia operations	(229)	(209)	(438)	(468)	(369)
US operations	59	408	467	345	(340)
Other operations	8	–	8	154	140

Tax (charge) credit attributable to shareholders' returns	(162)	199	37	31	(569)

Attributable to policyholders:
Asia operations	(152)	(119)	(271)	(365)	(107)

Total tax (charge) credit	(314)	80	(234)	(334)	(676)

The tax credit attributable to shareholders' returns of $37 million is consistent with the tax credit arising in 2019 ($31 million), reflecting the tax credit on US derivative losses largely offsetting the tax charge on Asia profits.

The reconciliation of the expected to actual tax charge attributable to shareholders is provided in B3.2 below. The tax charge attributable to policyholders of $271 million above is equal to the profit before tax attributable to policyholders of $271 million. This is the result of accounting for policyholder income after the deduction of expenses and movement on unallocated surpluses on an after-tax basis.

The total tax (charge) credit comprises:

	2020 $m	2019 $m	2018 $m

Current tax expense:
Corporation tax	(445)	(589)	(380)
Adjustments in respect of prior years	131	28	15

Total current tax charge	(314)	(561)	(365)

Deferred tax arising from:
Origination and reversal of temporary differences	33	235	(331)
Impact of changes in local statutory tax rates	(1)	7	11
Credit in respect of a previously unrecognised tax loss, tax credit or temporary difference from a prior period	48	(15)	9

Total deferred tax credit (charge)	80	227	(311)

Total tax charge	(234)	(334)	(676)

The $131 million of adjustments in respect of prior years primarily relates to US operations from the true up of the 2019 tax provision following finalisation and submission of the 2019 corporate income tax return during 2020 and the carry back of losses under the CARES Act.

In 2020, a tax charge of $102 million (2019: charge of $709 million; 2018: charge of $387 million) has been taken through other comprehensive income. The tax charge principally relates to an increase in the market value on securities of US insurance operations classified as available-for-sale partially offset by a tax credit arising on the recycling of gains to the income statement arising on the transaction with Athene.

B3.2    Reconciliation of shareholder effective tax rate

In the reconciliation below, the expected tax rates reflect the corporation tax rates that are expected to apply to the taxable profit or loss of the relevant business. Where there are profits or losses of more than one jurisdiction, the expected tax rates reflect the corporation tax rates weighted by reference to the amount of profit or loss contributing to the aggregate business result.

	2020					2019		2018

	Asia operations $m	US operations $m	Other operations $m	Total attributable to shareholders $m	Percentage impact on ETR %	Total attributable to shareholders $m note (vii)	Percentage impact on ETR %	Total attributable to shareholders $m	Percentage impact on ETR %

Adjusted operating profit (loss)	3,667	2,796	(956)	5,507		5,310		4,409
Non-operating profit (loss)*	153	(3,510)	(2)	(3,359)		(3,388)		(959)

Profit (loss) before tax	3,820	(714)	(958)	2,148		1,922		3,450

Expected tax rate:	20%	21%	18%	21%
Tax at the expected rate	764	(150)	(172)	442	20.6%	393	20.4%	759	22.0%
Effects of recurring tax reconciliation items:
Income not taxable or taxable at concessionary ratesnote(i)	(102)	(45)	–	(147)	(6.8)%	(126)	(6.6)%	(71)	(2.1)%
Deductions not allowable for tax purposes	32	11	–	43	2.0%	55	2.9%	69	2.0%
Items related to taxation of life insurance businessesnote(ii)	(152)	(106)	–	(258)	(12.0)%	(317)	(16.5)%	(128)	(3.7)%
Deferred tax adjustments	26	–	–	26	1.2%	(33)	(1.7)%	(55)	(1.6)%
Unrecognised tax lossesnote(iii)	–	–	146	146	6.8%	46	2.4%	–	–
Effect of results of joint ventures and associatesnote(iv)	(123)	–	(6)	(129)	(6.0)%	(100)	(5.2)%	(83)	(2.4)%
Irrecoverable withholding taxes	1	–	34	35	1.6%	59	3.1%	63	1.8%
Other	(10)	(3)	(7)	(20)	(1.0)%	13	0.7%	9	0.3%

Total	(328)	(143)	167	(304)	(14.2)%	(403)	(20.9)%	(196)	(5.7)%
Effects of non-recurring tax reconciliation items:
Adjustments to tax charge in relation to prior yearsnote(v)	21	(158)	4	(133)	(6.2)%	(67)	(3.5)%	(4)	(0.1)%
Movements in provisions for open tax mattersnote(vi)	(20)	–	(13)	(33)	(1.5)%	(1)	(0.1)%	10	0.3%
M&G demerger related activities	–	–	–	–	0.0%	76	4.0%	–	–
Impact of carry back of US losses under the CARES Act	–	(16)	–	(16)	(0.7)%	–	–	–	–
Impact of changes in local statutory tax rates	1	–	–	1	0.0%	–	–	–	–
Adjustments in relation to business disposals and corporate transactions	–	–	6	6	0.3%	(29)	(1.5)%	–	–

Total	2	(174)	(3)	(175)	(8.1)%	(21)	(1.1)%	6	0.2%

Total actual tax charge (credit)	438	(467)	(8)	(37)	(1.7)%	(31)	(1.6)%	569	16.5%

Analysed into:

Tax charge (credit) on adjusted operating profit (loss)	495	313	(8)	800		773		666
Tax credit on non-operating profit (loss)*	(57)	(780)	–	(837)		(804)		(97)

Actual tax rate on:
Adjusted operating profit (loss):
Including non-recurring tax reconciling items	13%	11%	1%	15%		15%note(vii)		15%note(vii)
Excluding non-recurring tax reconciling items	13%	16%	0%	17%		15%		15%
Total profit (loss)	11%	65%	1%	(2)%		(2)%note(vii)		16%note(vii)

*
'Non-operating profit (loss)' is used to refer to items excluded from adjusted operating profit and includes short-term investment fluctuations in investment returns on shareholder-backed business, corporate transactions and amortisation of acquisition accounting adjustments.

Notes

(i)
The $102 million in Asia operations primarily relates to non-taxable investment income in Taiwan, Singapore and Malaysia.
(ii)
The principal reason for the decrease in the Asia operations reconciling items from $192 million in 2019 to $152 million in 2020 is due to a decrease in investment gains in Indonesia and Philippines which are subject to a lower rate of taxation under local legislation. The $106 million (2019: $125 million; 2018: $111 million) reconciling item in US operations reflects the impact of the dividend received deduction on the taxation of profits from variable annuity business.
(iii)
The $146 million (2019: $46 million; 2018: nil) adverse reconciling item in unrecognised tax losses reflects losses arising where it is unlikely that relief for the losses will be available in future periods.
(iv)
Profit before tax includes Prudential's share of profit after tax from the joint ventures and associates. Therefore, the actual tax charge does not include tax arising from profit or loss of joint ventures and associates and is reflected as a reconciling item.
(v)
The $158 million prior year adjustment in US operations comprises the truing up from the 2019 tax provision computed in the 2019 accounts to the submitted 2019 tax return and a number of one-off adjustments to prior year deferred tax balances.
(vi)
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

2020 $m

Balance at 1 Jan	198
Movements in the current year included in tax charge attributable to shareholders	(33)
Provisions utilised in the year	(34)
Other movements*	(18)

Balance at 31 Dec	113

*
Other movements include interest arising on open tax matters and amounts included in the Group's share of profits from joint ventures and associates, net of related tax.

(vii)
The 2019 and 2018 actual tax rates of the relevant business operations are shown below:

	2019

	Asia operations	US operations	Other operations	Total attributable to shareholders

Tax rate on adjusted operating profit (loss)	13%	14%	10%	15%
Tax rate on profit (loss) before tax	11%	48%	10%	(2)%

	2018

	Asia operations	US operations	Other operations	Total attributable to shareholders

Tax rate on adjusted operating profit (loss)	14%	16%	14%	15%
Tax rate on profit before tax	17%	15%	13%	16%

B4    Earnings per share

	2020

		Before tax $m	Tax $m	Non- controlling interests $m	Net of tax and non- controlling interests $m	Basic earnings per share cents	Diluted earnings per share cents
	Note	B1.1	B3

Profit for the year		2,148	37	(67)	2,118	81.6¢	81.6¢
Short-term fluctuations in investment returns on shareholder-backed business		4,841	(987)	(75)	3,779	145.5¢	145.5¢
Amortisation of acquisition accounting adjustments		39	(7)	(2)	30	1.1¢	1.1¢
(Gain) loss attaching to corporate transactions	D1.1	(1,521)	157	(4)	(1,368)	(52.7)¢	(52.7)¢

Adjusted operating profit		5,507	(800)	(148)	4,559	175.5¢	175.5¢

	2019

		Before tax $m	Tax $m	Non- controlling interests $m	Net of tax and non- controlling interests $m	Basic earnings per share cents	Diluted earnings per share cents
	Note	B1.1	B3

Profit for the year					783	30.3¢	30.3¢
Loss for the year from discontinued operations					1,161	44.8¢	44.8¢

Profit for the year from continuing operations		1,922	31	(9)	1,944	75.1¢	75.1¢
Short-term fluctuations in investment returns on shareholder-backed business		3,203	(772)	–	2,431	94.0¢	94.0¢
Amortisation of acquisition accounting adjustments		43	(8)	–	35	1.3¢	1.3¢
Loss attaching to corporate transactions	D1.1	142	(24)	–	118	4.6¢	4.6¢

Adjusted operating profit from continuing operations		5,310	(773)	(9)	4,528	175.0¢	175.0¢

	2018

		Before tax $m	Tax $m	Non- controlling interests $m	Net of tax and non- controlling interests $m	Basic earnings per share cents	Diluted earnings per share cents
	Note	B1.1	B3

Profit for the year					4,019	156.0¢	156.0¢
Profit for the year from discontinued operations					(1,142)	(44.3)¢	(44.3)¢

Profit for the year from continuing operations		3,450	(569)	(4)	2,877	111.7¢	111.7¢
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	791	(70)	–	721	28.0¢	28.0¢
Amortisation of acquisition accounting adjustments		61	(11)	–	50	1.9¢	1.9¢
Loss attaching to corporate transactions	D1.1	107	(16)	–	91	3.6¢	3.5¢

Adjusted operating profit from continuing operations		4,409	(666)	(4)	3,739	145.2¢	145.1¢

Basic earnings per share are calculated based on earnings attributable to ordinary shareholders, after related tax and non-controlling interests, by the weighted average number of ordinary shares outstanding during the year, excluding those held in employee share trusts and consolidated investment funds, which are treated as cancelled. For diluted earnings per share, the weighted average number of shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Group's only class of potentially dilutive ordinary shares are those share options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares during the year. No adjustment is made if the impact is anti-dilutive overall.

The weighted average number of shares for calculating basic and diluted earnings per share in 2020 is set out as below:

Number of shares (in millions)	2020	2019	2018

Weighted average number of shares for calculation of basic earnings per share	2,597	2,587	2,575
Shares under option at end of year	2	4	5
Shares that would have been issued at fair value on assumed option price at end of year	(2)	(4)	(4)

Weighted average number of shares for calculation of diluted earnings per share	2,597	2,587	2,576

B5    Dividends

	2020		2019		2018

	Cents per share	$m	Cents per share	$m	Cents per share	$m

Dividends relating to reporting year:
First interim ordinary dividend	5.37¢	140	20.29¢	528	20.55¢	530
Second interim ordinary dividend	10.73¢	280	25.97¢	675	42.89¢	1,108

Total	16.10¢	420	46.26¢	1,203	63.44¢	1,638

Dividends paid in reporting year:
Current year first interim ordinary dividend	5.37¢	140	20.29¢	526	20.55¢	530
Second interim ordinary dividend for prior year	25.97¢	674	42.89¢	1,108	43.79¢	1,132

Total	31.34¢	814	63.18¢	1,634	64.34¢	1,662

First and second interim dividends are recorded in the period in which they are paid. In addition to the dividends shown in the table above, on 21 October 2019, following approval by the Group's shareholders, Prudential plc demerged its UK and Europe operations (M&G plc) via a dividend in specie of $7,379 million.

Dividend per share

The 2020 first interim ordinary dividend of 5.37 cents per ordinary share was paid to eligible shareholders on 28 September 2020.

The second interim ordinary dividend for the year ended 31 December 2020 of 10.73 cents per ordinary share will be paid on 14 May 2021 to shareholders included on the UK and HK registers respectively on 26 March 2021 (Record Date) and to the Holders of US American Depositary Receipts as at 26 March 2021. The second interim ordinary dividend will be paid on or about 21 May 2021 to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte) Limited (CDP) on the Record Date.

Shareholders holding shares on the UK or Hong Kong share registers will continue to receive their dividend payments in either GBP or HKD respectively, unless they elect otherwise. Shareholders holding shares on the UK or Hong Kong registers may elect to receive dividend payments in USD. Elections must be made through the relevant UK or Hong Kong share registrar on or before 23 April 2021. The corresponding amount per share in GBP and HKD is expected to be announced on or about 5 May 2021. The USD to GBP and HKD conversion rates will be determined by the actual rates achieved by Prudential buying those currencies prior to the subsequent announcement. Holders of American Depositary Receipts (ADRs) will continue to receive their dividend payments in USD. Shareholders holding an interest in Prudential shares through The Central Depository (Pte) Limited (CDP) in Singapore will continue to receive their dividend payments in SGD at an exchange rate determined by CDP.

Shareholders on the UK register are eligible to participate in a Dividend Reinvestment Plan.

C    FINANCIAL POSITION

C1    Group assets and liabilities by business type

The analysis below is structured to show the investments and other assets and liabilities of the Group by reference to the differing degrees of policyholder and shareholder economic interest of the different types of business.

The Group has revised its disclosures relating to the investments, other assets and liabilities of the Group in these consolidated financial statements, including combining various disclosures into a single section and giving further analysis of the categories of debt securities. The 2019 comparative information, in particular that relating to investments, has been re-presented from previously published information to conform to the current year format and the altered approach to credit ratings analysis described below.

Debt securities are analysed below according to the issuing government for sovereign debt and to credit ratings for the rest of the securities.

From half year 2020, to align more closely with the internal risk management analysis, the Group altered the compilation of its credit ratings analysis to use the middle of the Standard & Poor's, Moody's and Fitch ratings, where available. Where ratings are not available from these rating agencies, NAIC ratings (for the US), local external rating agencies' ratings and lastly internal ratings have been used. Securities with none of the ratings listed above are classified as unrated and included under the 'below BBB- and unrated' category. The total securities (excluding sovereign debt) that were unrated at 31 December 2020 were $780 million (31 December 2019: $648 million). Previously, Standard & Poor's ratings were used where available and if not, Moody's and then Fitch were used as alternatives. Additionally, government debt is shown separately from the rating breakdowns in order to provide a more focused view of the credit portfolio.

In the table below, AAA is the highest possible rating. Investment grade financial assets are classified within the range of AAA to BBB- ratings. Financial assets which fall outside this range are classified as below BBB-.

	31 Dec 2020 $m
	Asia insurance
	With- profits business	Unit- linked assets and liabilities	Other business	Asia Asset management	Eliminations	Total Asia	US	Unallocated to a segment	Elimination of intra-group debtors and creditors	Group total
	note (i)						note (ii)

Debt securitiesnote(iii), note C1.1
Sovereign debt
Indonesia	385	658	564	12	–	1,619	–	–	–	1,619
Singapore	3,939	551	979	117	–	5,586	–	–	–	5,586
Thailand	–	–	1,999	11	–	2,010	–	–	–	2,010
United Kingdom	–	7	–	–	–	7	–	–	–	7
United States	24,396	21	2,551	–	–	26,968	5,126	–	–	32,094
Vietnam	–	11	2,881	–	–	2,892	–	–	–	2,892
Other (predominantly Asia)	1,322	700	3,508	19	–	5,549	30	173	–	5,752

Subtotal	30,042	1,948	12,482	159	–	44,631	5,156	173	–	49,960

Other government bonds
AAA	1,420	96	405	–	–	1,921	377	–	–	2,298
AA+ to AA-	129	2	28	–	–	159	522	–	–	681
A+ to A-	811	131	339	–	–	1,281	188	–	–	1,469
BBB+ to BBB-	452	16	196	–	–	664	3	–	–	667
Below BBB- and unrated	631	9	450	–	–	1,090	–	1	–	1,091

Subtotal	3,443	254	1,418	–	–	5,115	1,090	1	–	6,206

Corporate bonds
AAA	1,228	221	540	–	–	1,989	265	–	–	2,254
AA+ to AA-	1,943	476	1,871	–	–	4,290	869	–	–	5,159
A+ to A-	7,289	695	5,194	1	–	13,179	10,759	–	–	23,938
BBB+ to BBB-	9,005	1,299	4,785	–	–	15,089	12,686	–	–	27,775
Below BBB- and unrated	2,814	849	1,477	2	–	5,142	1,975	6	–	7,123

Subtotal	22,279	3,540	13,867	3	–	39,689	26,554	6	–	66,249

Asset-backed securities
AAA	74	9	24	–	–	107	2,110	–	–	2,217
AA+ to AA-	2	1	–	–	–	3	171	–	–	174
A+ to A-	15	–	16	–	–	31	741	–	–	772
BBB+ to BBB-	12	–	9	–	–	21	163	–	–	184
Below BBB- and unrated	9	2	8	–	–	19	48	–	–	67

Subtotal	112	12	57	–	–	181	3,233	–	–	3,414

Total debt securities	55,876	5,754	27,824	162	–	89,616	36,033	180	–	125,829

Loans
Mortgage loansnote C1.2	–	–	158	–	–	158	7,833	–	–	7,991
Policy loans	1,231	–	341	–	–	1,572	4,507	10	–	6,089
Other loans	492	–	16	–	–	508	–	–	–	508

Total loans	1,723	–	515	–	–	2,238	12,340	10	–	14,588

Equity securities and holdings in collective investment schemes
Direct equities	15,668	13,064	3,321	71	–	32,124	253	4	–	32,381
Collective investment schemes	18,125	7,392	1,633	10	–	27,160	25	7	–	27,192
US separate account assetsnote(ii)	–	–	–	–	–	–	219,062	–	–	219,062

Total equity securities and holdings in collective investment schemes	33,793	20,456	4,954	81	–	59,284	219,340	11	–	278,635

Other financial investmentsnote(iv)	1,566	405	2,139	97	–	4,207	4,094	47	–	8,348

Total financial investmentsnote(vi)	92,958	26,615	35,432	340	–	155,345	271,807	248	–	427,400

Investment properties	–	–	6	–	–	6	7	10	–	23
Investments in joint ventures and associates accounted for using the equity method	–	–	1,689	273	–	1,962	–	–	–	1,962
Cash and cash equivalentsnote(vii)	1,049	587	1,317	156	–	3,109	1,621	3,288	–	8,018
Reinsurers' share of insurance contract liabilitiesnote(v)	257	–	11,102	–	–	11,359	35,232	4	–	46,595
Other assetsnote(viii)	1,538	252	9,254	839	(62)	11,821	19,813	3,788	(3,323)	32,099

Total assets	95,802	27,454	58,800	1,608	(62)	183,602	328,480	7,338	(3,323)	516,097

Shareholders' equity	–	–	12,785	1,102	–	13,887	8,511	(1,520)	–	20,878
Non-controlling interests	–	–	2	144	–	146	1,063	32	–	1,241

Total equity	–	–	12,787	1,246	–	14,033	9,574	(1,488)	–	22,119

Contract liabilities and unallocated surplus of with-profits fundsnote(ii)	86,410	25,433	37,845	–	–	149,688	296,513	262	–	446,463
Core structural borrowings	–	–	–	–	–	–	250	6,383	–	6,633
Operational borrowings	194	–	99	23	–	316	1,498	630	–	2,444
Other liabilitiesnote(ix)	9,198	2,021	8,069	339	(62)	19,565	20,645	1,551	(3,323)	38,438

Total liabilities	95,802	27,454	46,013	362	(62)	169,569	318,906	8,826	(3,323)	493,978

Total equity and liabilities	95,802	27,454	58,800	1,608	(62)	183,602	328,480	7,338	(3,323)	516,097

	31 Dec 2019 $m
	Asia insurance
	With- profits business	Unit- linked assets and liabilities	Other business	Asia Asset management	Eliminations	Total Asia	US	Unallocated to a segment	Elimination of intra-group debtors and creditors	Group total
	note (i)						note (ii)

Debt securitiesnote(iii), note C1.1
Sovereign debt
Indonesia	222	610	488	–	–	1,320	–	–	–	1,320
Singapore	3,514	554	708	94	–	4,870	–	–	–	4,870
Thailand	–	–	1,398	19	–	1,417	–	–	–	1,417
United Kingdom	–	7	–	–	–	7	–	615	–	622
United States	20,479	113	2,827	–	–	23,419	6,160	597	–	30,176
Vietnam	1	15	2,900	–	–	2,916	–	–	–	2,916
Other (predominantly Asia)	1,745	665	2,809	13	–	5,232	9	116	–	5,357

Subtotal	25,961	1,964	11,130	126	–	39,181	6,169	1,328	–	46,678

Other government bonds
AAA	1,752	81	538	–	–	2,371	977	–	–	3,348
AA+ to AA-	135	8	78	–	–	221	495	–	–	716
A+ to A-	890	159	389	–	–	1,438	245	–	–	1,683
BBB+ to BBB-	356	88	201	–	–	645	4	–	–	649
Below BBB- and unrated	31	9	381	–	–	421	–	2	–	423

Subtotal	3,164	345	1,587	–	–	5,096	1,721	2	–	6,819

Corporate bonds
AAA	732	384	516	–	–	1,632	341	–	–	1,973
AA+ to AA-	1,574	441	1,908	–	–	3,923	1,566	–	–	5,489
A+ to A-	5,428	542	5,063	–	–	11,033	17,784	–	–	28,817
BBB+ to BBB-	5,443	883	3,497	–	–	9,823	22,775	–	–	32,598
Below BBB- and unrated	2,111	569	781	3	–	3,464	2,157	2	–	5,623

Subtotal	15,288	2,819	11,765	3	–	29,875	44,623	2	–	74,500

Asset-backed securities
AAA	236	19	104	–	–	359	3,658	–	–	4,017
AA+ to AA-	132	6	46	–	–	184	780	–	–	964
A+ to A-	1	–	14	–	–	15	1,006	–	–	1,021
BBB+ to BBB-	–	–	–	–	–	–	359	–	–	359
Below BBB- and unrated	–	–	–	–	–	–	212	–	–	212

Subtotal	369	25	164	–	–	558	6,015	–	–	6,573

Total debt securities	44,782	5,153	24,646	129	–	74,710	58,528	1,332	–	134,570

Loans
Mortgage loansnote C1.2	–	–	165	–	–	165	9,904	–	–	10,069
Policy loans	1,089	–	316	–	–	1,405	4,707	9	–	6,121
Other loans	374	–	19	–	–	393	–	–	–	393

Total loans	1,463	–	500	–	–	1,963	14,611	9	–	16,583

Equity securities and holdings in collective investment schemes
Direct equities	14,143	12,440	1,793	59	–	28,435	150	4	–	28,589
Collective investment schemes	15,230	6,652	1,680	14	–	23,576	40	6	–	23,622
US separate account assetsnote(ii)	–	–	–	–	–	–	195,070	–	–	195,070

Total equity securities and holdings in collective investment schemes	29,373	19,092	3,473	73	–	52,011	195,260	10	–	247,281

Other financial investmentsnote(iv)	963	383	1,363	106	–	2,815	2,791	56	–	5,662

Total financial investmentsnote(vi)	76,581	24,628	29,982	308	–	131,499	271,190	1,407	–	404,096

Investment properties	–	–	7	–	–	7	7	11	–	25
Investments in joint ventures and associates accounted for using the equity method	–	–	1,263	237	–	1,500	–	–	–	1,500
Cash and cash equivalentsnote(vii)	963	356	1,015	156	–	2,490	1,960	2,515	–	6,965
Reinsurers' share of insurance contract liabilitiesnote(v)	152	–	5,306	–	–	5,458	8,394	4	–	13,856
Other assetsnote(viii)	1,277	237	6,983	826	(35)	9,288	17,696	3,440	(2,652)	27,772

Total assets	78,973	25,221	44,556	1,527	(35)	150,242	299,247	7,377	(2,652)	454,214

Shareholders' equity	–	–	9,801	1,065	–	10,866	8,929	(318)	–	19,477
Non-controlling interests	–	–	2	153	–	155	–	37	–	192

Total equity	–	–	9,803	1,218	–	11,021	8,929	(281)	–	19,669

Contract liabilities and unallocated surplus of with-profits fundsnote(ii)	70,308	23,571	26,814	–	–	120,693	269,549	186	–	390,428
Core structural borrowings	–	–	–	–	–	–	250	5,344	–	5,594
Operational borrowings	303	21	122	27	–	473	1,501	671	–	2,645
Other liabilitiesnote(ix)	8,362	1,629	7,817	282	(35)	18,055	19,018	1,457	(2,652)	35,878

Total liabilities	78,973	25,221	34,753	309	(35)	139,221	290,318	7,658	(2,652)	434,545

Total equity and liabilities	78,973	25,221	44,556	1,527	(35)	150,242	299,247	7,377	(2,652)	454,214

Notes

Notes
(i)
The with-profits business of Asia comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore operations. 'Other business' includes assets and liabilities of other participating businesses and other non-linked shareholder-backed business.
(ii)
Further analysis of the shareholders' equity by business type of the US operations is provided below:

	31 Dec 2020 $m			31 Dec 2019 $m

	Insurance	Asset management	Total	Total

Shareholders' equity	8,506	5	8,511	8,929

  The US separate account assets comprise investments in mutual funds attaching to the variable annuity business that are held in the separate account. The related liabilities are reported in contract liabilities at an amount equal to the separate account assets.

(iii)
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
(iv)
Other financial investments comprise derivative assets, other investments and deposits.
(v)
Reinsurers' share of contract liabilities includes the reinsurance ceded in respect of the acquired REALIC business by the Group's US insurance operations and at 31 December 2020 also includes amounts ceded in respect of the reinsurance of substantially all of Jackson's in-force fixed and fixed index annuity liabilities to Athene Life Re Ltd, as discussed in note D1.1.
(vi)
Of the total financial investments of $427,400 million as at 31 December 2020 (31 December 2019: $404,096 million), $288,310 million (31 December 2019: $260,896 million) are due to be recovered within one year.
(vii)
Cash and cash equivalents consist of cash at bank and in hand, deposits held at call with banks, treasury bills and other short-term highly liquid investments with less than 90 days maturity from the date of acquisition and are analysed as follows:

	31 Dec 2020 $m	31 Dec 2019 $m

Cash	2,492	2,071
Cash equivalents	5,526	4,894

Total cash and cash equivalents*	8,018	6,965

Analysed as:
Held by the Group's holding and non-regulated entities and available for general use	3,250	2,491
Other funds not available for general use by the Group, including funds held for the benefit of policyholders	4,768	4,474

Total cash and cash equivalents	8,018	6,965

*
The Group's cash and cash equivalents are held in the following currencies as at 31 December 2020: USD 59 per cent, GBP 15 per cent, HKD 3 per cent, SGD 3 per cent, MYR 8 per cent and other currencies 12 per cent (31 December 2019: USD 59 per cent, GBP 13 per cent, HKD 8 per cent, SGD 3 per cent, MYR 5 per cent and other currencies 12 per cent).
(viii)
Of total 'Other assets' at 31 December 2020, there are:

–
Property, plant and equipment (PPE) of $893 million (31 December 2019: $1,065 million). Movements in the PPE including right-of-use assets are provided in note C11; and

–
Accrued investment income and other debtors, which are analysed as follows:

	31 Dec 2020 $m	31 Dec 2019 $m

Interest receivable	1,008	1,064
Other accrued income	419	577

Total accrued investment income	1,427	1,641

Amounts receivable due from:
Policyholders	757	574
Intermediaries	2	4
Reinsurers	920	216
Other sundry debtors	1,492	1,260

Total other debtors	3,171	2,054

Total accrued investment income and other debtors	4,598	3,695

Analysed as:
Expected to be settled within one year	4,151	3,191
Expected to be settled beyond one year	447	504

	4,598	3,695

(ix)
Within 'Other liabilities' are accruals, deferred income and other liabilities of $15,508 million (31 December 2019: $14,488 million), which are analysed as follows (detailed maturity analysis is provided in note C2):

	31 Dec 2020 $m	31 Dec 2019 $m

Accruals and deferred income	702	582
Creditors arising from direct insurance and reinsurance operations	2,296	2,831
Interest payable	74	68
Funds withheld under reinsurance agreements	4,628	3,760
Other creditors	7,808	7,247

Total accruals, deferred income and other creditors	15,508	14,488

C1.1    Additional analysis of debt securities

This note provides additional analysis of the Group's debt securities. With the exception of certain debt securities classified as 'available-for-sale' under IAS 39, which primarily relate to US insurance operations as disclosed below, the Group's debt securities are carried at fair value through profit or loss.

(a)
Holdings by consolidated investment funds of the Group

Of the $125,829 million of Group's debt securities at 31 December 2020 (31 December 2019: $134,570 million), the following amounts were held by consolidated investment funds:

	31 Dec 2020 $m			31 Dec 2019 $m

	Asia	US	Total	Total

Debt securities held by consolidated investment funds	15,928	1,145	17,073	22,113

(b)
Additional analysis of US debt securities

Debt securities for US operations included in the statement of financial position comprise:

	31 Dec 2020 $m	31 Dec 2019 $m

Available-for-sale	34,650	57,091
Fair value through profit and loss	1,383	1,437

Total US debt securities	36,033	58,528

The corporate bonds held by the US insurance operations comprise:

	31 Dec 2020 $m	31 Dec 2019 $m

Publicly traded and SEC Rule 144A securities*	17,870	34,781
Non-SEC Rule 144A securities	8,684	9,842

Total US corporate bonds	26,554	44,623

*
A 1990 SEC rule that facilitates the resale of privately placed securities under Rule 144A that are without SEC registration to qualified institutional investors. The rule was designed to develop a more liquid and efficient institutional resale market for unregistered securities.

(c)
Movements in unrealised gains and losses on Jackson available-for-sale debt securities

The movement in the statement of financial position value for debt securities classified as available-for-sale from a net unrealised gain of $3,496 million at 31 December 2019 to a net unrealised gain of $3,396 million at 31 December 2020 is analysed in the table below.

		Changes in unrealised appreciation (depreciation) reflected in other comprehensive income

	31 Dec 2020 $m	Gains recycled to income statement on transfer of debt securities to Athene note D1.1	Unrealised gains (losses) arising in the year	31 Dec 2019 $m

Assets fair valued at below book value
Book value	5,111			3,121
Unrealised loss	(144)		(117)	(27)

Fair value (as included in statement of financial position)	4,967			3,094

Assets fair valued at or above book value
Book value	26,143			50,474
Unrealised gain	3,540	(2,817)	2,834	3,523

Fair value (as included in statement of financial position)	29,683			53,997

Total
Book value	31,254			53,595
Net unrealised gain (loss)	3,396	(2,817)	2,717	3,496

Fair value (as included in the statement of financial position)	34,650			57,091

Book value represents cost or amortised cost of the debt securities. Jackson available-for-sale debt securities fair valued at below book value (in an unrealised loss position) is analysed further below.

(i)
Fair value as a percentage of book value

The following table shows the fair value of the Jackson available-for-sale debt securities in a gross unrealised loss position for various percentages of book value:

	31 Dec 2020 $m		31 Dec 2019 $m

	Fair value	Unrealised loss	Fair value	Unrealised loss

Between 90% and 100%	4,902	(128)	3,083	(25)
Between 80% and 90%	13	(2)	11	(2)
Below 80%	52	(14)	–	–

Total	4,967	(144)	3,094	(27)

(ii)
Unrealised losses by maturity of security

	31 Dec 2020 $m	31 Dec 2019 $m

1 year to 5 years	(12)	(1)
5 years to 10 years	(15)	(12)
More than 10 years	(115)	(7)
Mortgage-backed and other debt securities	(2)	(7)

Total	(144)	(27)

(iii)
Age analysis of unrealised losses for the years indicated

The following table shows the age analysis of all the unrealised losses in the portfolio by reference to the length of time the securities have been in an unrealised loss position:

	31 Dec 2020 $m			31 Dec 2019 $m

Age analysis	Non- investment grade	Investment grade*	Total	Non investment grade	Investment grade*	Total

Less than 6 months	(15)	(118)	(133)	(1)	(20)	(21)
6 months to 1 year	(4)	(7)	(11)	(1)	(1)	(2)
1 year to 2 years	–	–	–	–	(1)	(1)
2 years to 3 years	–	–	–	–	(1)	(1)
More than 3 years	–	–	–	–	(2)	(2)

Total	(19)	(125)	(144)	(2)	(25)	(27)

*
For Standard & Poor's, Moody's and Fitch rated debt securities, those with ratings range from AAA to BBB- are designated as investment grade. For NAIC rated debt securities, those with ratings 1 or 2 are designated as investment grade.

Further, the following table shows the age analysis of the securities at 31 December 2020 whose fair values were below 80 per cent of the book value by reference to the length of time the securities have been in an unrealised loss position (31 December 2019: nil):

	31 Dec 2020 $m

Age analysis	Fair value	Unrealised loss

Less than 3 months	–	–
3 months to 6 months	51	(14)
More than 6 months	1	–

Total below 80%	52	(14)

(d)
Asset-backed securities

The Group's holdings in asset-backed securities (ABS) comprise residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), collateralised debt obligations (CDO) funds and other asset-backed securities.

The US operations' exposure to asset-backed securities comprises:

	31 Dec 2020 $m	31 Dec 2019 $m

RMBS
Sub-prime (31 Dec 2020: 1% AAA)	29	93
Alt-A (31 Dec 2020: 30% AAA, 41% A)	12	116
Prime including agency (31 Dec 2020: 90% AAA, 1% AA, 5% A)	224	862
CMBS (31 Dec 2020: 87% AAA, 5% AA, 4% A)	1,588	3,080
CDO funds (31 Dec 2020: 78% AAA, 8% AA, 14% A), $nil exposure to sub-prime	524	696
Other ABS (31 Dec 2020: 14% AAA, 6% AA, 68% A), $27 million exposure to sub-prime	856	1,168

Total US asset-backed securities	3,233	6,015

(e)
Group bank debt exposure

The Group exposures held by the shareholder-backed business and with-profits funds in bank debt securities are analysed below. The table excludes assets held to cover linked liabilities and those of the consolidated investment funds.

Exposure to bank debt securities

	31 Dec 2020 $m					31 Dec 2019 $m

	Senior debt	Subordinated debt

Shareholder-backed business	Total	Tier 1	Tier 2	Total	Group total	Group total

Asia	902	175	242	417	1,319	993
Eurozone	223	4	12	16	239	337
United Kingdom	360	6	79	85	445	723
United States	1,464	7	81	88	1,552	3,134
Other	189	2	41	43	232	647

Total	3,138	194	455	649	3,787	5,834

With-profits funds
Asia	402	557	437	994	1,396	1,130
Eurozone	41	21	10	31	72	131
United Kingdom	198	11	106	117	315	155
United States	1,028	14	82	96	1,124	34
Other	186	8	204	212	398	284

Total	1,855	611	839	1,450	3,305	1,734

(f)
Impairment of US available-for-sale debt securities and other financial assets

In accordance with the Group's accounting policy set out in note A3.1, impairment reviews were performed for available-for-sale securities and loans and receivables.

During the year ended 31 December 2020, a charge for impairment net of recoveries of $62 million (2019: charge of $17 million; 2018: a credit of $19 million) was recognised for available-for-sale securities and loans and receivables held by Jackson.

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

In 2020, the Group realised gross losses on sales of available-for-sale securities of $193 million (2019: $70 million; 2018: $55 million) with 69 per cent (2019: 51 per cent; 2018: 49 per cent) of these losses related to the disposal of fixed maturity securities of the top 10 individual issuers, which were disposed of to limit future credit loss exposure. Of the $193 million (2019: $70 million; 2018: $55 million), $148 million (2019: $28 million; 2018: $6 million) relates to losses on sales of impaired and deteriorating securities.

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

For 2020, the amount of gross unrealised losses for fixed maturity securities classified as available-for-sale under IFRS in an unrealised loss position was $144 million (2019: $27 million; 2018: $1,178 million). Note B1.2 provides further details on the impairment charges and unrealised losses of Jackson's available-for-sale securities.

C1.2    Additional analysis of US mortgage loans

In the US, mortgage loans of $7,833 million at 31 December 2020 (31 December 2019: $9,904 million) are all commercial mortgage loans that are secured by the following property types: industrial, multi-family residential, suburban office, retail or hotel. The average loan size is $18.5 million (31 December 2019: $19.3 million). The portfolio has a current estimated average loan to value of 54 per cent (31 December 2019: 54 per cent).

At 31 December 2020, Jackson had mortgage loans with a carrying value of $493 million (31 December 2019: nil) where the contractual terms of the agreements had been restructured to grant forbearance for a period of six to fourteen months. Under IAS 39, restructured loans are reviewed for impairment with an impairment recorded if the expected cash flows under the newly restructured terms discounted at the original yield (the pre-structured interest rate) are below the carrying value of the loan. No impairment is recorded for these loans in 2020 as the expected cash flows and interest rate did not materially change under the restructured terms.

C2    Fair value measurement

The Group holds financial investments in accordance with IAS 39, whereby subject to specific criteria, financial instruments are required to be accounted for under one of the following categories:

  –
  Financial assets and liabilities at fair value through profit or loss – this comprises assets and liabilities designated by management as fair value through profit or loss on inception and derivatives. This includes instruments that are managed and the performance evaluated on a fair value basis and includes liabilities related to net assets attributable to unit holders of consolidated investment funds and, in Asia, policyholder liabilities for investment contracts without discretionary participation features. All investments within this category are measured at fair value with all changes thereon being recognised in investment return in the income statement;

  –
  Financial investments on an available-for-sale basis – this comprises assets that are designated by management as available-for-sale and/or do not fall into any of the other categories. These assets are initially recognised at fair value plus attributable transaction costs. Available-for-sale assets are subsequently measured at fair value. Interest income is recognised on an effective interest basis in the income statement. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset. Except for foreign exchange gains and losses on the amortised cost of the debt securities, which are included in the income statement, unrealised gains and losses are recognised in other comprehensive income. Upon disposal or impairment, accumulated unrealised gains and losses are transferred from other comprehensive income to the income statement as realised gains or losses; and
  –
  Loans and receivables – except for those designated as fair value through profit or loss or available-for-sale, these instruments comprise non-quoted investments that have fixed or determinable payments. These instruments include loans collateralised by mortgages, deposits, loans to policyholders and other unsecured loans and receivables. These investments are initially recognised at fair value plus transaction costs. Subsequently, these instruments are carried at amortised cost using the effective interest method.

The Group uses the trade date method to account for regular purchases and sales of financial assets.

C2.1    Determination of fair value

The fair values of the financial instruments for which fair valuation is required under IFRS Standards are determined by the use of current market bid prices for exchange-quoted investments, or by using quotations from independent third parties, such as brokers and pricing services or by using appropriate valuation techniques.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm's-length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third parties or valued internally using standard market practices.

Other than the loans which have been designated at fair value through profit or loss, the carrying value of loans and receivables is presented net of provisions for impairment. The fair value of loans is estimated from discounted cash flows expected to be received. The discount rate used is updated for the market rate of interest where applicable.

The fair value of the subordinated and senior debt issued by the Parent Company is determined using quoted prices from independent third parties.

The fair value of financial liabilities (other than subordinated debt, senior debt and derivative financial instruments) is determined using discounted cash flows of the amounts expected to be paid.

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

Valuation approach for level 3 fair valued assets and liabilities

Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades, and financial investments for which markets are no longer active as a result of market conditions, eg market illiquidity. The valuation techniques used include comparison to recent arm's-length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option-adjusted spread models and, if applicable, enterprise valuation.

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

C2.2    Fair value measurement hierarchy of Group assets and liabilities

(i) Assets and liabilities carried at fair value on the statement of financial position

The table below shows the assets and liabilities carried at fair value analysed by level of the IFRS 13 'Fair Value Measurement' defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

All assets and liabilities held at fair value are classified as fair value through profit or loss, except for $34,650 million (31 December 2019: $58,302 million) of debt securities classified as available-for-sale, principally in the US operations. All assets and liabilities held at fair value are measured on a recurring basis. As of 31 December 2020, the Group did not have any financial instruments that are measured at fair value on a non-recurring basis.

Financial instruments at fair value

	31 Dec 2020 $m
	Level 1	Level 2	Level 3
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs note (i)	Valuation based on significant unobservable market inputs note (ii)	Total

Loans	–	416	3,461	3,877
Equity securities and holdings in collective investment schemes	272,863	5,224	548	278,635
Debt securities	75,998	49,769	62	125,829
Other investments (including derivative assets)	123	2,477	1,866	4,466
Derivative liabilities	(298)	(184)	–	(482)

Total financial investments, net of derivative liabilities	348,686	57,702	5,937	412,325
Investment contract liabilities without discretionary participation features held at fair value	–	(792)	–	(792)
Net asset value attributable to unit holders of consolidated investment funds	(5,464)	(17)	(494)	(5,975)
Other financial liabilities held at fair value	–	–	(3,589)	(3,589)

Total financial instruments at fair value	343,222	56,893	1,854	401,969
Percentage of total (%)	86%	14%	0%	100%

Analysed by business type:
Financial investments, net of derivative liabilities at fair value:
With-profits	78,203	11,481	395	90,079
Unit-linked and variable annuity separate account	244,206	1,075	–	245,281
Non-linked shareholder-backed business	26,277	45,146	5,542	76,965

Total financial investments, net of derivative liabilities at fair value	348,686	57,702	5,937	412,325
Other financial liabilities at fair value	(5,464)	(809)	(4,083)	(10,356)

Group total financial instruments at fair value	343,222	56,893	1,854	401,969

	31 Dec 2019 $m
	Level 1	Level 2	Level 3
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs note (i)	Valuation based on significant unobservable market inputs note (ii)	Total

Loans	–	–	3,587	3,587
Equity securities and holdings in collective investment schemes	243,285	3,720	276	247,281
Debt securities	67,927	66,637	6	134,570
Other investments (including derivative assets)	70	1,676	1,301	3,047
Derivative liabilities	(185)	(207)	–	(392)

Total financial investments, net of derivative liabilities	311,097	71,826	5,170	388,093
Investment contract liabilities without discretionary participation features held at fair value	–	(1,011)	–	(1,011)
Net asset value attributable to unit holders of consolidated investment funds	(5,973)	(23)	(2)	(5,998)
Other financial liabilities held at fair value	–	–	(3,760)	(3,760)

Total financial instruments at fair value	305,124	70,792	1,408	377,324
Percentage of total (%)	81%	19%	0%	100%

Analysed by business type:
Financial investments, net of derivative liabilities at fair value:
With-profits	66,061	7,762	260	74,083
Unit-linked and variable annuity separate account	217,838	1,486	–	219,324
Non-linked shareholder-backed business	27,198	62,578	4,910	94,686

Total financial investments, net of derivative liabilities at fair value	311,097	71,826	5,170	388,093
Other financial liabilities at fair value	(5,973)	(1,034)	(3,762)	(10,769)

Group total financial instruments at fair value	305,124	70,792	1,408	377,324

Notes

(i)
Of the total level 2 debt securities of $49,769 million at 31 December 2020 (31 December 2019: $66,637 million), $7,676 million (31 December 2019: $8,915 million) are valued internally. The majority of such securities are valued using matrix pricing, which is based on assessing the credit quality of the underlying borrower to derive a suitable discount rate relative to government securities of a comparable duration. Under matrix pricing, the debt securities are priced taking the credit spreads on comparable quoted public debt securities and applying these to the equivalent debt instruments factoring in a specified liquidity premium. The majority of the parameters used in this valuation technique are readily observable in the market and, therefore, are not subject to interpretation.
(ii)
At 31 December 2020, the Group held $1,854 million (31 December 2019: $1,408 million) of net financial instruments at fair value within level 3. This represents less than 1 per cent (2019: less than 1 per cent) of the total fair valued financial assets net of financial liabilities.

Inclued within these net assets and liabilities are policy loans of $3,455 million (31 December 2019: $3,587 million) measured as the loan outstanding balance, plus accrued investment income, attached to acquired REALIC business and held to back the liabilities for funds withheld under reinsurance arrangements. The funds withheld liability of $3,609 million (31 December 2019: $3,760 million) is also classified within level 3. The fair value of the liabilities is equal to the fair value of the underlying assets held as collateral, which primarily consist of policy loans and debt securities. The assets and liabilities offset and therefore their movements have no impact on shareholders' profit and equity.

Excluding the loans and funds withheld liability under Jackson's REALIC reinsurance arrangements as described above, which amounted to a net liability of $(154) million (31 December 2019: $(173) million), the level 3 fair valued financial assets net of financial liabilities were a net asset of $2,008 million (31 December 2019: $1,581 million). Of this amount, equity securities of $3 million (31 December 2019: nil) are internally valued, representing less than 0.2 per cent of the total fair valued financial assets net of financial liabilities. Internal valuations are inherently more subjective than external valuations. The $2,008 million referred to above includes the following items:

–
Private equity investments in both equity securities and limited partnerships within other financial investments of $1,970 million (31 December 2019: $1,301 million) consisting of investments held by Jackson which are primarily externally valued in accordance with International Private Equity and Venture Capital Association guidelines using the proportion of the company's investment in each fund as shown in external valuation reports;

–
Equity securities and holdings in collective investment schemes of $445 million (31 December 2019: $276 million) consisting primarily of property and infrastructure funds held by the Asia participating funds, which are externally valued using the net asset value of the invested entities;

–
Liabilities of $(494) million (31 December 2019: $(2) million) for the net asset value attributable to external unit holders in respect of consolidated investment funds, which are non-recourse to the Group. These liabilities are valued by reference to the underlying assets; and

–
Other sundry individual financial instruments of a net asset of $87 million (31 December 2019: net asset of $4 million).

Of the net assets of $2,008 million (31 December 2019: $1,581 million) referred to above:

–
A net asset of $395 million (31 December 2019: $258 million) is held by the Group's Asia participating funds and therefore shareholders' profit and equity are not impacted by movements in the valuation of these financial instruments; and

–
A net asset of $1,613 million (31 December 2019: $1,323 million) is held to support non-linked shareholder-backed business, all of which are externally valued and are therefore inherently less subjective than internal valuations. These instruments consist primarily of private equity investments held by Jackson as described above. If the value of all these level 3 financial instruments decreased by 20 per cent, the change in valuation would be $(319) million (31 December 2019: $(264) million), which would reduce shareholders' equity by this amount before tax. All of this amount would pass through the income statement substantially as part of short-term fluctuations in investment returns outside of adjusted operating profit.

(ii) Transfers into and out of levels

The Group's policy is to recognise transfers into and out of levels as of the end of each reporting period except for material transfers which are recognised as of the date of the event or change in circumstances that caused the transfer. Transfers are deemed to have occurred when there is a material change in the observed valuation inputs or a change in the level of trading activities of the securities.

During 2020, the transfers between levels within the Group's portfolio, were primarily transfers from level 1 to level 2 of $3,927 million (2019: $678 million) and transfers from level 2 to level 1 of $1,631 million (2019: $1,121 million). These transfers which relate to equity securities and debt securities arose to reflect the change in the observed valuation inputs and in certain cases, the change in the level of trading activities of the securities. There were transfers into level 3 of $53 million in the year (2019: nil).

Reconciliation of movements in level 3 assets and liabilities measured at fair value

The following table reconciles the value of level 3 fair valued assets and liabilities at 1 January 2020 to that presented at 31 December 2020.

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

	2020 $m
Reconciliation of movements in level 3 assets and liabilities measured at fair value	Loans	Equity securities and holdings in collective investment schemes	Debt securities	Other investments (including derivative assets)	Net asset value attributable to unit holders of consolidated investment funds	Other financial liabilities	Total

Balance at 1 Jan	3,587	276	6	1,301	(2)	(3,760)	1,408
Total gains (losses) in income statementnote	(2)	4	(5)	(37)	15	(1)	(26)
Total gains (losses) recorded in other comprehensive income	–	9	–	–	(1)	(1)	7
Purchases and other additions	–	428	10	700	(520)	–	618
Sales	–	(169)	(2)	(98)	14	–	(255)
Issues	277	–	–	–	–	(475)	(198)
Settlements	(401)	–	–	–	–	648	247
Transfers into level 3	–	–	53	–	–	–	53

Balance at 31 Dec	3,461	548	62	1,866	(494)	(3,589)	1,854

	2019 $m
Reconciliation of movements in level 3 assets and liabilities measured at fair value	Loans	Equity securities and holdings in collective investment schemes	Debt securities	Other investments (including derivative assets)	Derivative liabilities	Borrowings attributable to with- profits businesses	Net asset value attributable to unit holders of consolidated investment funds	Other financial liabilities	Total

Balance at 1 Jan	6,054	656	1,505	6,714	(539)	(2,045)	(1,258)	(4,335)	6,752
Removal of discontinued UK and Europe operations	(2,509)	(440)	(1,498)	(5,513)	–	2,045	1,258	451	(6,206)
Total gains (losses) in income statementnote	1	(11)	6	30	539	–	–	(28)	537
Total gains (losses) recorded in other comprehensive income	–	3	–	(6)	–	–	–	(11)	(14)
Purchases	–	69	–	269	–	–	(2)	–	336
Sales	–	(1)	(7)	(193)	–	–	–	–	(201)
Issues	275	–	–	–	–	–	–	(143)	132
Settlements	(234)	–	–	–	–	–	–	306	72

Balance at 31 Dec	3,587	276	6	1,301	–	–	(2)	(3,760)	1,408

    Note

  Of the total net gains and (losses) in the income statement of $(26) million in 2020 (2019: $537 million), $(46) million (2019: $19 million) relates to net unrealised gains and losses of financial instruments still held at the end of the year, which can be analysed as follows:

	2020 $m	2019 $m

Equity securities and holdings in collective investment schemes	(34)	(11)
Debt securities	1	–
Other investments	(26)	34
Net asset value attributable to unit holders of consolidated investment funds	13	–
Other financial liabilities	–	(4)

Total	(46)	19

(iii)
Assets and liabilities at amortised cost and their fair value

The table below shows the financial assets and liabilities carried at amortised cost on the statement of financial position and their fair value. Cash deposits, accrued income, other debtors, accruals, deferred income and other liabilities are excluded from the analysis below, as these are carried at amortised cost which approximates fair value.

	31 Dec 2020 $m				31 Dec 2019 $m
	Level 2	Level 3			Level 2	Level 3
	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Fair value	Carrying value	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Fair value	Carrying value

Assets
Loans	2,027	9,303	11,330	10,711	1,865	11,646	13,511	12,996
Liabilities					–	–	–	–
Investment contract liabilities without discretionary participation features	–	(3,218)	(3,218)	(3,188)	–	(3,957)	(3,957)	(3,891)
Core structural borrowings of shareholder-financed businesses	(7,518)	–	(7,518)	(6,633)	(6,227)	–	(6,227)	(5,594)
Operational borrowings (excluding lease liabilities)	(1,948)	–	(1,948)	(1,948)	(2,015)	–	(2,015)	(2,015)
Obligations under funding, securities lending and sale and repurchase agreements	(1,344)	(8,702)	(10,046)	(9,768)	(48)	(9,087)	(9,135)	(8,901)

Total	(8,783)	(2,617)	(11,400)	(10,826)	(6,425)	(1,398)	(7,823)	(7,405)

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

C2.3 Additional information on financial instruments

(i) Financial risk

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

	31 Dec 2020 $m
		Contractual maturity profile for financial liabilities
	Total carrying value	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	No stated maturity	Total undiscounted cash flows

Financial liabilities
Core structural borrowings of shareholder-financed businessesC5.1	6,633	139	1,261	2,000	631	–	–	3,725	7,756
Lease liabilities under IFRS 16	496	142	317	84	20	–	1	–	564
Other operational borrowings	1,948	909	108	473	691	–	–	–	2,181
Obligations under funding, securities lending and sale and repurchase agreements	9,768	3,983	4,461	1,764	147	–	–	–	10,355
Accruals, deferred income and other liabilities	15,508	9,877	290	36	218	–	–	5,087	15,508
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	5,975	5,975	–	–	–	–	–	–	5,975

Total	40,328	21,025	6,437	4,357	1,707	–	1	8,812	42,339

	31 Dec 2019 $m
		Contractual maturity profile for financial liabilities
	Total carrying value	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	No stated maturity	Total undiscounted cash flows

Financial liabilities
Core structural borrowings of shareholder-financed businessesC5.1	5,594	105	1,146	888	648	–	–	3,725	6,512
Lease liabilities under IFRS 16	630	145	388	113	37	18	1	–	702
Operational borrowings	2,015	941	188	232	1,132	2	–	–	2,495
Obligations under funding, securities lending and sale and repurchase agreements	8,901	2,067	5,476	1,902	278	–	–	–	9,723
Accruals, deferred income and other liabilities	14,488	9,172	636	1	–	248	–	4,431	14,488
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	5,998	5,998	–	–	–	–	–	–	5,998

Total	37,626	18,428	7,834	3,136	2,095	268	1	8,156	39,918

Maturity analysis of derivatives

The following table shows the carrying value of the gross and net derivative positions.

	Carrying value of net derivatives $m
	Derivative assets	Derivative liabilities	Net derivative position

31 Dec 2020	2,599	(482)	2,117
31 Dec 2019	1,745	(392)	1,353

All net derivatives of $2,117 million (31 December 2019: $1,353 million) have been included at fair value due within one year or less, representing the basis on which they are managed (ie to manage principally asset or liability value exposures). The Group has no cash flow hedges and, in general, contractual maturities are not considered essential for an understanding of the timing of the cash flows for these instruments.

Maturity analysis of investment contracts

The table below shows the maturity profile for investment contracts based on undiscounted cash flow projections of expected benefit payments.

	Maturity profile for investment contracts $m
	Total carrying value	1 year or less	After 1 year to 5 years	After 5 years to 10 years	After 10 years to 15 years	After 15 years to 20 years	Over 20 years	Total undiscounted cash flows

31 Dec 2020	3,658	519	1,713	215	575	710	17	3,749
31 Dec 2019	4,366	600	2,015	534	350	961	12	4,472

The undiscounted cash flows in the maturity profile shown above excludes contracts which have no stated maturity but which are repayable on demand. 2019 cash flows have been adjusted to show them on a consistent basis.

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

Credit risk

The Group's maximum exposure to credit risk of financial instruments before any allowance for collateral or allocation of losses to policyholders is represented by the carrying value of financial instruments on the balance sheet that have exposures to credit risk comprising cash and cash equivalents, deposits, debt securities, loans and derivative assets, accrued investment income and other debtors, the carrying value of which are disclosed at the start of this note and note (ii) below for derivative assets. The collateral in place in relation to derivatives is described in note (iii) below. Note C1.2 describes the security for the loans held by the Group. The Group's exposure to credit risk is further discussed in note C6 below.

Of the total loans and receivables held, $8 million (31 December 2019: $7 million) are past their due date but are not impaired. Of the total past due but not impaired, $1 million are less than one year past their due date (31 December 2019: $1 million). The Group expects full recovery of these loans and receivables.

There are no financial assets that would have been past due or impaired had the terms not been renegotiated in both years.

In addition, the Group did not take possession of any other collateral held as security in both years.

Further details of collateral in place in relation to derivatives, securities lending, repurchase agreements and other transactions are provided in note (iii) below.

Foreign exchange risk

As at 31 December 2020, the Group held 9 per cent (31 December 2019: 8 per cent) of its financial assets and 30 per cent (31 December 2019: 25 per cent) of its financial liabilities in currencies, mainly USD, other than the functional currency of the relevant business units or the currency to which the functional currency is pegged (eg financial assets and liabilities of USD denominated business in Hong Kong). The exchange risks inherent in these exposures are mitigated through the use of derivatives, mainly forward currency contracts and currency swaps as described in note (ii) below.

The amount of exchange loss recognised in the income statement in 2020, except for those arising on financial instruments measured at fair value through profit or loss, is $33 million (2019: $72 million; 2018: $88 million).

(ii)
Derivatives and hedging

Derivative financial instruments are used to reduce or manage investment, interest rate and currency exposures, to facilitate efficient portfolio management and for investment purposes.

The Group does not regularly seek to apply fair value or cash flow hedging treatment under IAS 39. The Group has no fair value and cash flows hedges under IAS 39 at 31 December 2020 and 2019. All derivatives that are not designated as hedging instruments are carried at fair value, with movements in fair value being recorded in the income statement.

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

Derivatives held and their purpose

The Group enters into a variety of exchange traded and over-the-counter derivative financial instruments, including futures, options, forward contracts, swaps and swaptions.

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

Hedging

Up to 31 December 2019, the Group had designated perpetual subordinated capital securities totalling $3.7 billion as a net investment hedge under IAS 39 to hedge the currency risks related to the net investment in Jackson. This net investment hedge was 100 per cent effective in 2019. The Group had no net investment, cash flow or fair value hedges in place during 2020.

(iii)
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

The Group has entered into reverse repurchase transactions under which it purchased securities and had taken on the obligation to resell the securities. At 31 December 2020, the fair value of the collateral held in respect of these transactions, which is represented by the purchased securities, was $603 million (31 December 2019: $1,011 million).

Securities lending and repurchase agreements

The Group is also party to various securities lending agreements (including repurchase agreements) under which securities are loaned to third parties on a short-term basis. The loaned securities are not derecognised; rather, they continue to be recognised within the appropriate investment classification. To the extent cash collateral is received it is recognised on the statement of financial position with the obligation to repay the cash paid recognised as a liability. Other collateral is not recognised.

At 31 December 2020, the Group had $2,007 million (31 December 2019: $90 million) of lent securities and assets subject to repurchase agreements. The cash and securities collateral held or pledged under such agreements were $2,047 million (31 December 2019: $95 million).

Collateral and pledges under derivative transactions

At 31 December 2020, the Group had pledged $2,422 million (31 December 2019: $1,301 million) for liabilities and held collateral of $2,306 million (31 December 2019: $1,883 million) in respect of over-the-counter derivative transactions. These transactions are conducted under terms that are usual and customary to collateralised transactions including, where relevant, standard securities lending and repurchase agreements.

The Group has entered into collateral arrangements in relation to over-the-counter derivative transactions, which permit sale or re-pledging of underlying collateral. The Group has not sold any collateral held or re-pledged any collateral. All over-the-counter derivative transactions, with the exception of transactions in some Asia operations, are conducted under standardised International Swaps and Derivatives Association (ISDA) master agreements. The collateral management for these transactions is conducted under the usual and customary terms and conditions set out in the Credit Support Annex to the ISDA master agreement.

Other collateral

At 31 December 2020, the Group had pledged collateral of $2,614 million (31 December 2019: $3,299 million) in respect of other transactions. This principally arises from Jackson's membership of the Federal Home Loan Bank of Indianapolis (FHLBI) primarily for the purpose of participating in the bank's collateralised loan advance programme with short-term and long-term funding facilities. The membership requires Jackson to purchase and hold a minimum amount of FHLBI capital stock, plus additional stock based on outstanding advances in the form of either short-term or long-term notes or funding agreements issued to FHLBI.

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

The following tables present the gross and net information about the Group's financial instruments subject to master netting arrangements:

	31 Dec 2020 $m
		Related amounts not offset in the balance sheet
	Gross amount included in the balance sheet note (i)	Financial instruments note (ii)	Cash collateral	Securities collateral note (iii)	Net amount note (iv)

Financial assets:
Derivative assets	2,523	(122)	(1,249)	(890)	262
Reverse repurchase agreements	588	–	–	(588)	–

Total financial assets	3,111	(122)	(1,249)	(1,478)	262

Financial liabilities:
Derivative liabilities	(203)	122	69	–	(12)
Securities lending and repurchase agreements	(1,384)	–	244	1,140	–

Total financial liabilities	(1,587)	122	313	1,140	(12)

	31 Dec 2019 $m
		Related amounts not offset in the balance sheet
	Gross amount included in the balance sheet note (i)	Financial instruments note (ii)	Cash collateral	Securities collateral note (iii)	Net amount note (iv)

Financial assets:
Derivative assets	1,708	(115)	(901)	(618)	74
Reverse repurchase agreements	953	–	–	(953)	–

Total financial assets	2,661	(115)	(901)	(1,571)	74

Financial liabilities:
Derivative liabilities	(216)	115	86	–	(15)
Securities lending and repurchase agreements	(48)	–	48	–	–

Total financial liabilities	(264)	115	134	–	(15)

    Notes

(i)
The Group has not offset any of the amounts included in the balance sheet.
(ii)
Represents the amount that could be offset under master netting or similar arrangements where the Group does not satisfy the full criteria to offset in the balance sheet.
(iii)
Excludes initial margin amounts for exchange-traded derivatives.
(iv)
In the tables above, the amounts of assets or liabilities included in the balance sheet would be offset first by financial instruments that have the right of offset under master netting or similar arrangements with any remaining amount reduced by the amount of cash and securities collateral. The actual amount of collateral may be greater than amounts presented in the tables.

C3    Policyholder liabilities and unallocated surplus

C3.1    Group overview

(i)
Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

	Asia $m	US $m	Discontinued UK and Europe operations $m	Total $m
	note C3.2	note C3.3

Balance at 1 Jan 2019note(a)	105,408	236,380	210,002	551,790

Comprising:note(b)

– Policyholder liabilities on the consolidated statement of financial position (excludes $50 million classified as unallocated to a segment)	91,836	236,380	193,020	521,236
– Unallocated surplus of with-profits funds on the consolidated statement of financial position	3,198	–	16,982	20,180
– Group's share of policyholder liabilities of joint ventures and associatesnote(c)	10,374	–	–	10,374

Removal of discontinued UK and Europe operations	–	–	(210,002)	(210,002)
Net flows:note(d)
Premiums	20,094	20,976	–	41,070
Surrenders	(4,156)	(17,342)	–	(21,498)
Maturities/deaths/other claim events	(2,800)	(3,387)	–	(6,187)

Net flows	13,138	247	–	13,385
Shareholders' transfers post-tax	(99)	–	–	(99)
Investment-related items and other movements	12,824	32,922	–	45,746
Foreign exchange translation differences	1,299	–	–	1,299

Balance at 31 Dec 2019/1 Jan 2020	132,570	269,549	–	402,119

Comprising:

– Policyholder liabilities on the consolidated statement of financial position (excludes $186 million classified as unallocated to a segment)	115,943	269,549	–	385,492
– Unallocated surplus of with-profits funds on the consolidated statement of financial position	4,750	–	–	4,750
– Group's share of policyholder liabilities of joint ventures and associatesnote(c)	11,877	–	–	11,877

Net flows:note(d)
Premiums	20,760	18,671	–	39,431
Surrenders	(4,730)	(15,832)	–	(20,562)
Maturities/deaths/other claim events	(2,565)	(3,708)	–	(6,273)

Net flows	13,465	(869)	–	12,596
Shareholders' transfers post-tax	(116)	–	–	(116)
Investment-related items and other movements	17,269	27,833	–	45,102
Foreign exchange translation differences	2,105	–	–	2,105

Balance at 31 Dec 2020	165,293	296,513	–	461,806

Comprising:

– Policyholder liabilities on the consolidated statement of financial position (excludes $262 million classified as unallocated to a segment)	144,471	296,513	–	440,984
– Unallocated surplus of with-profits funds on the consolidated statement of financial position	5,217	–	–	5,217
– Group's share of policyholder liabilities of joint ventures and associatesnote(c)	15,605	–	–	15,605

Average policyholder liability balancesnote(e)
2020	143,948	283,031	–	426,979
2019	115,015	252,965	–	367,980

Notes

(a)
The 1 January 2019 policyholder liabilities of the Asia insurance operations were after deducting the intra-group reinsurance liabilities ceded by the discontinued UK and Europe operations (M&G plc) to the Hong Kong with-profits business, which were recaptured in October 2019 upon demerger.
(b)
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
(c)
Including net flows of the Group's insurance joint ventures and associates. The Group's investment in joint ventures and associates are accounted for on an equity method basis in the Group's statement of financial position. The Group's share of the policyholder liabilities as shown above relates to life businesses of the China JV, India and the Takaful business in Malaysia.
(d)
The analysis includes the impact of movements in premiums, claims and investment-related items on policyholders' liabilities. The amount does not represent actual premiums, claims and investment movements in the year recognised in the income statement. For example, premiums shown above exclude any deductions for fees/charges; claims (surrenders, maturities, deaths and other claim events) shown above represent the release of technical provision for policyholder liabilities rather than the actual claims amount paid to the policyholder.
(e)
Average policyholder liabilities have been based on opening and closing balances, adjusted for acquisitions, disposals and other relevant corporate transactions arising in the year, and exclude unallocated surplus of with-profits funds.

(ii)
Analysis of movements in policyholder liabilities for shareholder-backed business

	Asia $m	US $m	Discontinued UK and Europe operations $m	Total $m

Balance at 1 Jan 2019	51,705	236,380	51,911	339,996
Removal of discontinued UK and Europe operations	–	–	(51,911)	(51,911)
Net flows:
Premiums	10,372	20,976	–	31,348
Surrenders	(3,610)	(17,342)	–	(20,952)
Maturities/deaths/other claim events	(1,168)	(3,387)	–	(4,555)

Net flowsnote	5,594	247	–	5,841
Investment-related items and other movements	4,186	32,922	–	37,108
Foreign exchange translation differences	777	–	–	777

Balance at 31 Dec 2019/1 Jan 2020	62,262	269,549	–	331,811

Comprising:

– Policyholder liabilities on the consolidated statement of financial position (excludes $186 million classified as unallocated to a segment)	50,385	269,549	–	319,934
– Group's share of policyholder liabilities relating to joint ventures and associates	11,877	–	–	11,877

Net flows:
Premiums	11,028	18,671	–	29,699
Surrenders	(3,933)	(15,832)	–	(19,765)
Maturities/deaths/other claim events	(970)	(3,708)	–	(4,678)

Net flowsnote	6,125	(869)	–	5,256
Investment-related items and other movements	9,143	27,833	–	36,976
Foreign exchange translation differences	1,353	–	–	1,353

Balance at 31 Dec 2020	78,883	296,513	–	375,396

Comprising:

– Policyholder liabilities on the consolidated statement of financial position (excludes $262 million classified as unallocated to a segment)	63,278	296,513	–	359,791
– Group's share of policyholder liabilities relating to joint ventures and associates	15,605	–	–	15,605

Note

Including net flows of the Group's insurance joint ventures and associates.

(iii)    Movement in insurance contract liabilities and unallocated surplus of with-profits funds

Further analysis of the movement in the year of the Group's gross contract liabilities, reinsurer's share of insurance contract liabilities and unallocated surplus of with-profits funds (excluding those held by joint ventures and associates) is provided below:

	Gross insurance contract liabilities $m note (e)	Reinsurer's share of insurance contract liabilities $m note (a),(e)	Investment contract liabilities $m note (b)	Unallocated surplus of with-profits funds $m

Balance at 1 Jan 2019	(410,947)	14,193	(110,339)	(20,180)
Removal of discontinued UK and Europe operations	87,824	(2,169)	105,196	16,982
Income and expense included in the income statement for continuing operationsnote(c)	(55,579)	1,795	(311)	(1,415)
Other movementsnote(d)	–	–	(63)	(112)
Foreign exchange translation differences	(1,441)	37	(18)	(25)

Balance at 31 Dec 2019/1 Jan 2020	(380,143)	13,856	(5,535)	(4,750)
Income and expense included in the income statementnote(c)	(55,034)	32,723	349	(438)
Other movementsnote(d)	–	–	765	–
Foreign exchange translation differences	(1,610)	16	(38)	(29)

Balance at 31 Dec 2020	(436,787)	46,595	(4,459)	(5,217)

Notes

(a)
Includes reinsurers' share of claims outstanding of $1,527 million (31 December 2019: $1,094 million). The increase in reinsurers' share of insurance contract liabilities in 2020 includes $27.3 billion in respect of the reinsurance of substantially all of Jackson's in-force fixed and fixed index annuity liabilities to Athene Life Re Ltd.
(b)
This comprises investment contracts with discretionary participation features of $479 million at 31 December 2020 (31 December 2019: $633 million) and investment contracts without discretionary participation features of $3,980 million at 31 December 2020 (31 December 2019: $4,902 million).
(c)
The total charge for benefits and claims in 2020 shown in the income statement comprises the amounts shown as 'Income and expense included in the income statement' in the table above of $(22,400) million (2019: $(55,510) million) together with claims paid of $(27,491) million (2019: $(29,585) million), net of amounts attributable to reinsurers of $1,686 million (2019: $1,190 million).
(d)
Other movements include premiums received and claims paid on investment contracts without discretionary participating features, which are taken directly to the balance sheet in accordance with IAS 39. In 2019, the changes in the unallocated surplus of with-profits funds also resulted from the recapture of the intra-group reinsurance agreement between the discontinued UK and Europe operations and Asia insurance operations prior to the demerger, which was eliminated in the income statement.
(e)
The movement in the gross contract liabilities and the reinsurer's share of insurance contract liabilities during 2020 includes the impact of a change to the calculation of the valuation interest rate (VIR) used to value long-term insurance liabilities in Hong Kong. The effect of the change to the VIR was such that the implicit duration of liabilities is reduced and closer to best estimate expectations. The change reduced policyholder liabilities (net of reinsurance) of the Hong Kong's shareholder-backed business at 31 December 2020 by $907 million. The resulting benefit is included within short-term fluctuations in investment returns.

(iv)    Reinsurers' share of insurance contract liabilities

The measurement of reinsurance assets is consistent with the measurement of the underlying direct insurance contracts. The treatment of any gains or losses arising on the purchase of reinsurance contracts is dependent on the underlying accounting basis of the entity concerned.

	31 Dec 2020 $m				31 Dec 2019 $m

	Asia note (b)	US note (c)	Unallocated to a segment	Total	Total

Insurance contract liabilitiesnote(a)	11,186	33,881	1	45,068	12,762
Claims outstanding	173	1,351	3	1,527	1,094

Total	11,359	35,232	4	46,595	13,856

  Notes

(a)
The increase in the reinsurers' share of insurance contract liabilities in 2020 compared to 2019 primarily relates to the reinsurance of substantially all of Jackson's in-force fixed and fixed index annuity liabilities to Athene Life Re Ltd.
(b)
The reinsurers' share of insurance contract liabilities for Asia primarily relates to protection business written in Hong Kong.
(c)
The reinsurers' share of insurance contract liabilities for Jackson as shown in the table above primarily relates to the reinsurance of substantially all of Jackson's in-force fixed and fixed index annuity liabilities to Athene Life Re Ltd and certain fully collateralised former REALIC business retained by Swiss Re through 100 per cent reinsurance agreements. Apart from these reinsurance transactions, the principal reinsurance ceded by Jackson outside the Group is on term-life insurance, direct and assumed accident and health business and GMIB variable annuity guarantees.

The Group cedes certain business to other insurance companies. Although the ceding of insurance does not relieve the Group from its liability to its policyholders, the Group participates in such agreements largely for the purpose of managing its loss exposure. The Group evaluates the financial condition of its reinsurers and monitors concentration of credit risk from similar geographic regions, activities or economic characteristics of the reinsurers to minimise its exposure from reinsurer insolvencies. Of the reinsurers' share of insurance contract liabilities balance of $46,595 million at 31 December 2020 (31 December 2019: $13,856 million), 99 per cent (31 December 2019: 97 per cent) was from reinsurers with rating A- and above by Standard & Poor's or other external rating agencies.

During 2020, net commissions received on ceded business for Asia totalled $1,005 million (2019: $355 million) and claims incurred ceded to external reinsurers totalled $432 million (2019: $552 million). The 2020 net commissions received includes $770 million in respect of the reinsurance transaction entered into by the Hong Kong business as discussed in note D1.1. There was $1 million (2019: nil) of deferred gains in the year.

Net commissions received on ceded business for Jackson totalled $1,223 million (2019: $20 million) and claims incurred ceded to external reinsurers totalled $1,663 million (2019: $630 million). The 2020 net commissions received includes $1,203 million in respect of the Athene reinsurance transaction entered into by Jackson as discussed in note D1.1. There was no deferred gains in the year (2019: nil).

C3.2    Asia insurance operations

(i)    Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

		Shareholder-backed business

	With-profits business $m	Unit-linked liabilities $m	Other business $m	Total $m

Balance at 1 Jan 2019	53,703	25,704	26,001	105,408
Comprising:

– Policyholder liabilities on the consolidated statement of financial position	50,505	20,846	20,485	91,836
– Unallocated surplus of with-profits funds on the consolidated statement of financial position	3,198	–	–	3,198
– Group's share of policyholder liabilities relating to joint ventures and associatesnote(a)	–	4,858	5,516	10,374

Premiums
New business	1,611	1,837	2,419	5,867
In-force	8,111	2,361	3,755	14,227

	9,722	4,198	6,174	20,094
Surrendersnote(b)	(546)	(2,929)	(681)	(4,156)
Maturities/deaths/other claim events	(1,632)	(149)	(1,019)	(2,800)

Net flows	7,544	1,120	4,474	13,138
Shareholders' transfers post-tax	(99)	–	–	(99)
Investment-related items and other movements	8,638	1,663	2,523	12,824
Foreign exchange translation differencesnote(d)	522	363	414	1,299

Balance at 31 Dec 2019/1 Jan 2020	70,308	28,850	33,412	132,570

Comprising:

– Policyholder liabilities on the consolidated statement of financial position	65,558	23,571	26,814	115,943
– Unallocated surplus of with-profits funds on the consolidated statement of financial position	4,750	–	–	4,750
– Group's share of policyholder liabilities relating to joint ventures and associatesnote(a)	–	5,279	6,598	11,877

Premiums
New business	1,338	1,851	2,063	5,252
In-force	8,393	2,358	4,757	15,508

	9,731	4,209	6,820	20,760
Surrendersnote(b)	(797)	(2,982)	(951)	(4,730)
Maturities/deaths/other claim events	(1,595)	(196)	(774)	(2,565)

Net flows	7,339	1,031	5,095	13,465
Shareholders' transfers post-tax	(116)	–	–	(116)
Investment-related items and other movementsnote(c)	8,127	2,107	7,035	17,269
Foreign exchange translation differencesnote(d)	752	518	835	2,105

Balance at 31 Dec 2020	86,410	32,506	46,377	165,293

Comprising:

– Policyholder liabilities on the consolidated statement of financial position	81,193	25,433	37,845	144,471
– Unallocated surplus of with-profits funds on the consolidated statement of financial position	5,217	–	–	5,217
– Group's share of policyholder liabilities relating to joint ventures and associatesnote(a)	–	7,073	8,532	15,605

Average policyholder liability balancesnote(e)
2020	73,375	30,678	39,895	143,948
2019	58,032	27,277	29,706	115,015

  Notes

(a)
The Group's investment in joint ventures and associates are accounted for on an equity method and the Group's share of the policyholder liabilities as shown above relate to the life business of the China JV, India and the Takaful business in Malaysia.
(b)
The rate of surrenders for shareholder-backed business (expressed as a percentage of opening policyholder liabilities) is 6.3 per cent in 2020 (2019: 7.0 per cent).
(c)
Investment-related items and other movements in 2020 primarily represents equity market gains as well as fixed income asset gains and lower discount rates due to falling interest rates.
(d)
Movements in the year have been translated at the average exchange rates for the year ended 31 December 2020 and 2019. The closing balance has been translated at the closing spot rates as at 31 December 2020 and 2019. Differences upon retranslation are included in foreign exchange translation differences.
(e)
Average policyholder liabilities have been based on opening and closing balances, adjusted for any acquisitions, disposals and other relevant corporate transactions arising in the year, and exclude unallocated surplus of with-profits funds.

(ii)    Duration of policyholder liabilities

The table below shows the carrying value of policyholder liabilities and the maturity profile of the cash flows on a discounted basis, taking account of expected future premiums and investment returns:

	31 Dec 2020 $m	31 Dec 2019 $m

Policyholder liabilities	144,471	115,943

Expected maturity:	31 Dec 2020%	31 Dec 2019%

0 to 5 years	20	18
5 to 10 years	19	18
10 to 15 years	15	15
15 to 20 years	12	13
20 to 25 years	10	11
Over 25 years	24	25

(iii)    Policyholder liabilities and unallocated surplus by business unit

The table below shows the policyholder liabilities and unallocated surplus, excluding joint ventures and associates and net of external reinsurance by business unit:

	31 Dec 2020 $m	31 Dec 2019 $m

Hong Kong	73,338	58,800
Indonesia	4,617	4,933
Malaysia	8,756	7,725
Singapore	32,264	27,427
Taiwan	8,178	6,801
Other Asia insurance operations	11,176	9,549

Total Asia	138,329	115,235

C3.3    US insurance operations

(i)
Analysis of movements in policyholder liabilities

	Variable annuity separate account liabilities $m	General account and other business $m	Total $m

Balance at 1 Jan 2019	163,301	73,079	236,380
Premiums	12,776	8,200	20,976
Surrenders	(12,767)	(4,575)	(17,342)
Maturities/deaths/other claim events	(1,564)	(1,823)	(3,387)

Net flowsnote(a)	(1,555)	1,802	247
Transfers from general to separate account	951	(951)	–
Investment-related items and other movementsnote(b)	32,373	549	32,922

Balance at 31 Dec 2019/1 Jan 2020	195,070	74,479	269,549
Premiums	14,990	3,681	18,671
Surrenders	(11,300)	(4,532)	(15,832)
Maturities/deaths/other claim events	(1,854)	(1,854)	(3,708)

Net flowsnote(a)	1,836	(2,705)	(869)
Transfers from separate to general account	(2,190)	2,190	–
Investment-related items and other movementsnote(b)	24,346	3,487	27,833

Balance at 31 Dec 2020	219,062	77,451	296,513

Average policyholder liability balancesnote(c)
2020	207,066	75,965	283,031
2019	179,186	73,779	252,965

  Notes

(a)
Net outflows in 2020 were $(869) million (2019 inflows: $247 million) with surrenders and withdrawals from general account and other business exceeding new inflows on this business given lower volumes of institutional and fixed and fixed-index annuities sales in the year, partially offset by net inflows into the variable annuity separate accounts. This is discussed further in Explanation of Performance and Other Financial Measures.
(b)
Positive investment-related items and other movements in variable annuity separate account liabilities of $24,346 million for 2020 largely represent positive separate account return following the increase in the US equity market growth in the year and asset gains arising from declining bond yields.
(c)
Average policyholder liabilities have been based on opening and closing balances, adjusted for any acquisitions, disposals and other corporate transactions arising in the year. Included within the policyholder liabilities for the general account and other business of $77,451 million at 31 December 2020 are $27.3 billion in respect of the reinsured Jackson's in-force fixed and fixed index annuity liabilities to Athene Life Re Ltd, as discussed in note D1.1.

(ii)
Duration of policyholder liabilities

The table below shows the carrying value of policyholder liabilities and maturity profile of the cash flows on a discounted basis at the balance sheet date:

	31 Dec 2020			31 Dec 2019

	Variable annuity separate account liabilities $m	General account and other business $m	Total $m	Variable annuity separate account liabilities $m	General account and other business $m	Total $m

Policyholder liabilities	219,062	77,451	296,513	195,070	74,479	269,549

Expected maturity:	%	%	%	%	%	%

0 to 5 years	39	36	39	41	45	42
5 to 10 years	27	22	26	27	27	27
10 to 15 years	16	17	16	16	13	15
15 to 20 years	9	11	10	9	8	9
20 to 25 years	5	6	5	4	4	4
Over 25 years	4	8	4	3	3	3

(iii)    Aggregate account values

The table below shows the distribution of account values for fixed annuities (fixed interest rate and fixed index), the fixed account portion of variable annuities, and interest-sensitive life business within the range of minimum guaranteed interest rates as described in note C3.4(b). The table below excludes, in 2020, the liabilities that were fully reinsured to Athene in June 2020. As at 31 December 2020, approximately 90 per cent (31 December 2019: 87 per cent) of Jackson's fixed annuities, variable annuity fixed account options and interest-sensitive life business account values have a current crediting rate that is at the lowest level allowed for under the terms of the policy.

	Fixed annuities and the fixed account portion of variable annuities		Interest-sensitive life business

Minimum guaranteed interest rate	31 Dec 2020* $m	31 Dec 2019 $m	31 Dec 2020 $m	31 Dec 2019 $m

> 0% – 1.0%	6,758	6,952	–	–
> 1.0% – 2.0%	302	12,994	–	–
> 2.0% – 3.0%	4,709	13,701	270	270
> 3.0% – 4.0%	623	1,561	2,819	3,018
> 4.0% – 5.0%	280	2,236	2,488	2,597
> 5.0% – 6.0%	73	278	2,045	2,031

Total	12,745	37,722	7,622	7,916

*
The decrease in 2020 compared to 2019 primarily relates to the reinsurance of substantially all of Jackson's in-force fixed and fixed index annuity liabilities to Athene Life Re Ltd as discussed in note D1.1.

C3.4    Products and determining contract liabilities

Classification of insurance and investment contracts

IFRS 4 requires contracts written by insurers to be classified as either 'insurance' contracts or 'investment' contracts. The classification of the contract determines its accounting.
Contracts that transfer significant insurance risk to the Group are classified as insurance contracts. This judgement is applied in considering whether the material features of a contract gives rise to the transfer of significant insurance risk, which is made at the point of contract inception and not revisited.

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

Insurance business units	Insurance contracts and investment contracts with discretionary participation features	Investment contracts without discretionary participation features

Asia	– With-profits contracts – Unit-linked policies – Health and protection policies – Non-participating term contracts – Whole life contracts	– Minor amounts for a number of small categories of business

US	– Variable annuity contracts – Fixed annuity contracts – Fixed index annuity contracts – Group pay-out annuity contracts – Life insurance contracts	– Guaranteed investment contracts (GICs) – Minor amounts of 'annuity certain' contracts

C3.4(a) Asia

Contract type	Description and material features	Determination of liabilities

With-profits and participating contracts	Provides savings and/or protection where the basic sum assured can be enhanced by a profit share (or bonus) from the underlying fund as determined at the discretion of the local business unit.

Participating products often offer a guaranteed maturity or surrender value. Declared regular bonuses are guaranteed once vested. Future bonus rates and cash dividends are not guaranteed. Market value adjustments and surrender penalties are used for certain products where the law permits such adjustments. Guarantees are predominantly supported by the segregated funds and their estates.

As explained in note A3.1, with-profits contracts are predominantly sold in Hong Kong, Malaysia and Singapore. The total value of the with-profits funds is driven by the underlying asset valuation with movements reflected principally in the accounting value of policyholder liabilities and unallocated surplus.

Unit-linked	Combines savings with protection, the cash value of the policy primarily depends on the value of the underlying unitised funds.	The attaching liabilities largely reflect the unit value obligation driven by the value of the investments of the unit fund. Additional contract liabilities are held for guaranteed benefits beyond the unit fund value, generally using a gross premium valuation method, as discussed below for health and protection business. These additional provisions are recognised as a component of other business liabilities.

Health and protection	Health and protection features are offered as supplements to the products listed above or sold as standalone products. Protection covers mortality and/or morbidity benefits including health, disability, critical illness and accident coverage.	The approach to determine the contract liabilities is generally driven by the local solvency basis. The discount rates used to determine the contract liabilities are derived in line with the measurement basis applied in each local business unit and are generally based on the risk-free rates applicable to the underlying contacts, including appropriate margins.

A gross premium valuation (GPV) method is typically used in those local businesses where a risk-based capital framework is adopted for local solvency. Under the GPV method, all cash flows are valued explicitly using best estimate assumptions with a suitable margin for prudence.

This is achieved either through adding an explicit allowance above best estimate to the assumptions, or by applying an overlay constraint such that on day one no negative reserves (ie where future premium inflows are expected to exceed future claims and outflows) are derived at an individual policyholder level, or at a product/fund level, or a combination of both. The margin for prudence is released to profit over the life of the contract.

Contract type	Description and material features	Determination of liabilities

The Hong Kong business unit applies a net premium valuation method (NPV) to determine the future policyholder benefit provisions, subject to minimum floors at the policyholder's asset share or guaranteed cash surrender value as appropriate.

For India and Taiwan, US GAAP is applied for measuring insurance liabilities. For these businesses, the future policyholder benefit provisions for non-linked business are determined using the net level premium method, with an allowance for surrenders, maintenance and claims expenses.

In Vietnam, an estimation basis to determine the contract liabilities is aligned substantially to that used by the local business units applying the GPV method.

Non-participating term contracts, whole life and endowment assurance	Non-participating savings and/or protection where the benefits are guaranteed, determined by a set of defined market-related parameters, or determined at the discretion of the local business unit. These products often offer a guaranteed maturity and/or surrender value. It is common in Asia for regulations or market-driven demand and competition to provide some form of capital value protection and minimum crediting interest rate guarantees. This is reflected within the guaranteed maturity and surrender values. Guarantees are supported by shareholders.	The approach to determining the contract liabilities is generally driven by the local solvency basis, as discussed for health and protection business above.

C3.4(b) US

Contract type	Description and material features	Determination of liabilities

Variable annuities At 31 December 2020, variable annuities accounted for 80 per cent (31 December 2019: 78 per cent) of Jackson's policy and contract liabilities.	Variable annuities are deferred annuity products that are used for asset accumulation in retirement planning and for providing income in retirement, and have certain tax advantages.

The rate of return depends upon the performance of the selected fund portfolio. Policyholders may allocate their investment to either the fixed account or a selection of variable accounts. Most variable annuities are subject to early surrender charges for up to the first nine years of the contract. Jackson offers some fully liquid variable annuity products that have no surrender charges. Subject to benefit guarantees, investment risk on the variable account is borne by the policyholder, while investment risk on the fixed account is borne by Jackson through guaranteed minimum fixed rates of interest. At 31 December 2020, 5 per cent (31 December 2019: 4 per cent) of variable annuity funds were in fixed accounts, with an average guaranteed rate of 1.7 percent (31 December 2019: 2.2 per cent).

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

As explained in note A3.1, all of Jackson's insurance liabilities are based on US GAAP.

Capitalised acquisition costs and deferred income for these contracts are amortised over the life of the book of contracts, are also explained in note A3.1.

For the variable annuities business, the policyholder liabilities are based on the value of the separate account (which is directly reflective of the underlying asset value movements), the value of the fixed account and provision for benefit guarantees in the general account which are measured on a combination of fair value and other US GAAP derived principles.

For the fixed account allocations, the principles for fixed annuity and fixed index annuity below also apply to variable annuities.

The benefit guarantee types are further set out below:

Benefits that are payable in the event of death (guaranteed minimum death benefit (GMDB))

The liability for GMDBs is determined by estimating the expected value of benefits in excess of the projected account balance and recognising the excess rateably over the life of the contract based on total expected assessments. At 31 December 2020, these liabilities were valued using a series of stochastic investment performance scenarios, a mean investment return of 7.15 per cent (31 December 2019: 7.4 per cent) net of external fund management fees, and assumptions for policyholder behaviour, mortality and expense.

Benefits that are payable upon the depletion of funds (guaranteed minimum withdrawal benefit (GMWB))

The liability for the GMWB 'for life' portion is determined similarly to GMDB above.

Provisions for benefits under GMWB 'not for life' features are recognised at fair value under US GAAP.

Non-performance risk is incorporated into the fair value calculation through the use of discount rates that allow for estimates of Jackson's own credit risk based on observable market data.

The value of future fees to offset payments made under the guarantees are established so that no gain arises on day one.

Contract type	Description and material features	Determination of liabilities

Benefits that are payable at annuitisation (guaranteed minimum income benefit (GMIB))

This feature is no longer offered and existing coverage is substantially reinsured, subject to deductibles and annual claim limits.

Benefits that are payable at the end of a specified period (guaranteed minimum accumulation benefit (GMAB))

This feature is no longer offered. Provisions for GMAB are recognised at fair value under US GAAP. Volatility and non-performance risk is considered as per GMWB above.

Fixed interest rate and fixed index annuities

At 31 December 2020, fixed interest rate and fixed index annuities accounted for 10 per cent (31 December 2019: 11 per cent) of Jackson's policy and contract liabilities.

Following the reinsurance transaction with Athene Life Re Ltd in June 2020, these contracts are substantially fully reinsured as at 31 December 2020.

Fixed interest rate and fixed index annuities are primarily deferred annuity products that are used for asset accumulation in retirement planning and for providing income in retirement.

Under a fixed interest rate annuity contract, the policyholder's account is periodically credited with a certain interest rate, generally set at Jackson's discretion subject to a guaranteed minimum in line with state regulations. When the annuity matures, Jackson either pays the contract holder the account value or a series of payments in the form of an immediate annuity product.

Fixed index annuities vary in structure and generally enable policyholders to obtain a portion of an equity-linked return (based on participation rates, caps and spreads), and provide a guaranteed minimum return. Jackson offers an optional lifetime income rider, which can be elected for an additional fee. Jackson also offers fixed interest accounts on some fixed index annuity products.

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

The liability for policyholder benefits that represent the guaranteed minimum return is determined similarly to the general principles for the liabilities of the variable annuities above.

The interest guarantees are not explicitly valued but are reflected as they are earned in the current account liability value.

The equity-linked return option within the fixed index annuity contract is treated as an embedded derivative liability under US GAAP and therefore this element of the liability is recognised at fair value.

The liability for the lifetime income rider on the fixed index annuity contract is determined each period end by estimating the expected value of benefits in excess of the projected account balance and recognising the excess on a prorated basis over the life of the contract, based on total expected assessments.

Contract type	Description and material features	Determination of liabilities

Group pay-out annuities At 31 December 2020, group pay-out annuities accounted for 2 per cent (31 December 2019: 2 per cent) of Jackson's policy and contract liabilities.	Group pay-out annuities consist of a block of defined benefit annuity plans assumed from John Hancock USA and John Hancock New York. A single premium payment from an employer (contract holder) funds the pension benefits for its employees (participants). The contracts provide annuity payments that meet the requirements of the specific pension plan being covered, including pre-retirement death and/or withdrawal benefits, pre-retirement surviving spouse benefits, and/or subsidised early retirement benefits in some cases. This is a closed block of business from two standpoints: (1) John Hancock USA and John Hancock New York are no longer selling new contracts, and (2) contract holders (companies) are no longer adding additional participants to these defined benefit pension plans.	The liability for future benefits is determined under US GAAP methodology for limited-payment contracts, using assumptions at the acquisition date for mortality and expense, plus provisions for adverse deviation.

Life insurance At 31 December 2020, life insurance products accounted for 6 per cent (31 December 2019: 7 per cent) of Jackson's policy and contract liabilities.	Jackson discontinued new sales of life insurance products in 2012.

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

–

Variable universal life is a type of life insurance policy that combines death benefit protection with the ability for the policyholder to be invested in separate account funds.

Excluding the business that is subject to the retrocession treaties at 31 December 2020, Jackson had interest-sensitive life business in force with total account value of $7.6 billion (31 December 2019: $7.9 billion), with a 4.7 per cent average guaranteed rate (31 December 2019: 4.7 per cent).

For term and traditional life insurance contracts, provisions for future policy benefits are determined under US GAAP using the net level premium method and assumptions at the issue or acquisition date for mortality, interest, policy lapses and expenses, plus provisions for adverse deviation.

For universal life and variable universal life a retrospective deposit method is used to determine the liability for policyholder benefits. This is then augmented by additional liabilities to account for no-lapse guarantees, profits followed by losses, contract features such as persistency bonuses, and cost of interest rate guarantees.

Contract type	Description and material features	Determination of liabilities

Institutional products At 31 December 2020, institutional products accounted for 1 per cent (31 December 2019: 1 per cent) of Jackson's policy and contract liabilities.	Institutional products are: guaranteed investment contracts (GICs), funding agreements (including agreements issued in conjunction with Jackson's participation in the US Federal Home Loan Bank programme) and Medium Term Note funding agreements.

GICs feature a lump sum policyholder deposit on which interest is paid at a rate fixed at inception. Market value adjustments are made to the value of any early withdrawals.

Funding agreements feature either lump sum or periodic policyholder deposits. Interest is paid at a fixed or index linked rate. Funding agreements have a duration of between one and 30 years. In 2020 and 2019, there were no funding agreements terminable by the policyholder with less than 90 days' notice.

Institutional products are classified as investment contracts, and are accounted for as financial liabilities at amortised cost. The currency risk on contracts that represent currency obligations other than USD are hedged using cross-currency swaps.

C4    Intangible assets

C4.1
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

Where the Group writes a put option, which if exercised triggers the purchase of, non-controlling interests as part of its business acquisition, the put option is recognised as a financial liability at the acquisition date. Where risks and rewards remain with the non-controlling interests, a corresponding amount is deducted from equity. Any subsequent changes to the carrying amount of the put option liability are also recognised within equity.

Goodwill

Goodwill is capitalised and carried on the Group consolidated statement of financial position as an intangible asset at initial value less any accumulated impairment losses. Goodwill impairment testing is conducted annually and when there is an indication of impairment.

Goodwill shown on the consolidated statement of financial position represents amounts attributable to shareholders and are allocated to businesses in Asia and Africa in respect of both acquired asset management and life businesses. There has been no impairment as at 31 December 2020 and 2019.

	2020 $m	2019 $m

Carrying value at 1 Jan	969	2,365
Removal of discontinued UK and Europe operations	–	(1,731)
Additions in the year	–	299
Exchange differences	(8)	36

Carrying value at 31 Dec	961	969

Impairment testing

Goodwill does not generate cash flows independently of other groups of assets and thus is assigned to cash-generating units for the purposes of impairment testing. These cash-generating units (CGUs) are based upon how management monitors the business and represent the lowest level to which goodwill can be allocated on a reasonable basis. Of the carrying value at 31 December 2020, $513 million relates to asset management business in Thailand. Other goodwill amounts are allocated across CGUs in Asia and Africa operations, which are not individually material.

Goodwill is tested for impairment by comparing the CGU's carrying amount, including any goodwill, with its recoverable amount. The Group's methodology of assessing whether goodwill may be impaired for acquired life and asset management operations is discussed below.

For acquired life businesses, the Group routinely compares the aggregate of net asset value and acquired goodwill on an IFRS basis of the acquired life business with the value of the current in-force business as determined using the EEV methodology. Any excess of IFRS value over EEV carrying value is then compared with EEV basis value of current and projected future new business to determine whether there is any indication that the goodwill in the IFRS statement of financial position may be impaired. The methodology and assumptions underpinning the Group's EEV basis of reporting are included in the EEV basis supplementary information in this Annual Report.

The goodwill in respect of asset management businesses comprises mainly the goodwill arising from the acquisition of Thanachart Fund Management Co., Ltd (TFund) in 2019 and TMB Asset Management Co., Ltd (TMBAM) in Thailand in 2018. At 31 December 2020, the recoverable amount of these businesses has been determined by calculating the value in use of combined business given the business units are planned to be merged and future forecasts prepared by management assume the combination has been completed, and hence have been prepared as a single CGU. The value in use for Thailand asset management businesses has been calculated using a discounted cash flow valuation.

For the combined Thailand asset management business, the valuation is based on a number of key assumptions as follows:

  –
  Cash flow projections based on the latest five-year business plan/forecast;

  –
  A constant growth rate of 2.3 per cent on forecast cash flows beyond the terminal year of the cash flow projection period (31 December 2019: 2.3 per cent);

  –
  The risk discount rate applied in accordance with the nature of the businesses. The pre-tax discount rate applied at 31 December 2020 is 9 per cent (31 December 2019: 9 per cent); and

  –
  The continuation of asset management contracts on similar terms.

Management believes that any reasonable change in the key assumptions would not cause the recoverable amount of the asset management businesses acquired to fall below its carrying amount.

C4.2
Deferred acquisition costs and other intangible assets

Intangible assets acquired on the purchase of a subsidiary or portfolio of contracts are measured at fair value on acquisition. DAC are accounted for as described in note A3.1(c). Other intangible assets, such as distribution rights and software, are valued initially at the price paid to acquire them and are subsequently carried at cost less amortisation and any accumulated impairment losses. For intangibles other than DAC, amortisation follows the pattern in which the future economic benefits are expected to be consumed. If the pattern cannot be determined reliably, a straight-line method is applied. For software, the amortisation generally represents the licence period of the software acquired. Amortisation of intangible assets is charged to the 'acquisition costs and other expenditure' line in the consolidated income statement. Impairment testing is conducted when there is an indication of impairment.

	31 Dec 2020 $m	31 Dec 2019 $m

DAC and other intangible assets attributable to shareholders	20,275	17,409
Other intangible assets, including computer software, attributable to with-profits funds	70	67

Total of DAC and other intangible assets	20,345	17,476

(i)    DAC and other intangible assets attributable to shareholders

The DAC and other intangible assets attributable to shareholders comprise:

	31 Dec 2020 $m	31 Dec 2019 $m

DAC related to insurance contracts as classified under IFRS 4	16,182	14,206
DAC related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	34	33

DAC related to insurance and investment contractsnote(ii)	16,216	14,239

Present value of acquired in-force policies for insurance contracts as classified under IFRS 4 (PVIF)	34	38
Distribution rights and other intangibles	4,025	3,132

Present value of acquired in-force (PVIF) and other intangibles attributable to shareholdersnote(iii)	4,059	3,170

Total of DAC and other intangible assetsnote(a)	20,275	17,409

Notes

(a)
Total DAC and other intangible assets attributable to shareholders can be further analysed by business operations as follows:

	2020 $m				2019 $m

	DAC

	Asia	US*	PVIF and other intangibles†	Total	Total
		note (b)	note (iii)

Balance at 1 Jan	1,999	12,240	3,170	17,409	15,008
Removal of discontinued UK and Europe operations	–	–	–	–	(143)
Additions‡	617	740	1,114	2,471	2,601
Amortisation to the income statement:note(c)

Adjusted operating profit	(308)	(423)	(220)	(951)	(792)
Non-operating profit (loss)**	–	812	(5)	807	1,243

	(308)	389	(225)	(144)	451
Disposals and transfers	–	–	(12)	(12)	(11)
Exchange differences and other movements	45	–	12	57	134
Amortisation of DAC related to net unrealised valuation movements on the US insurance operation's available-for-sale securities recognised within other comprehensive income	–	494	–	494	(631)

Balance at 31 Dec	2,353	13,863	4,059	20,275	17,409

*
Under the Group's application of IFRS 4, US GAAP is used for measuring the insurance assets and liabilities of its US and certain Asia operations. Under US GAAP, most of the US insurance operation's products are accounted for under Accounting Standard no. 97 of the Financial Accounting Standards Board (FAS 97) whereby DAC are amortised in line with the emergence of actual and expected gross profits which are determined using an assumption for long-term investment returns for the separate account of 7.15 per cent (2019: 7.4 per cent) gross of asset management fees and other charges to policyholders, but net of external fund management fees. The other assumptions impacting expected gross profits include mortality assumptions, lapses, assumed unit costs and future hedge costs. The amounts included in the income statement and other comprehensive income affect the pattern of profit emergence and thus the DAC amortisation attaching. DAC amortisation is allocated to the operating and short-term investment fluctuations in investment returns of the Group's supplementary analysis of profit and other comprehensive income by reference to the underlying items. The gain of $389 million in 2020 in the US operations includes $(764) million for the write-off of the DAC in respect of the reinsured Jackson's in-force fixed and fixed index annuity liabilities to Athene Life Re Ltd. The US DAC amortisation charge within adjusted operating profit of $(423) million increased from the 2019 corresponding amount of $(297) million largely as a result of changes to the longer-term economic assumptions underpinning the amortisation calculation following an expectation of lower interest rates in the future, partially offset by the benefits of increases in DAC amortisation deceleration in the year described in note (c) below.

**
'Non-operating profit (loss)' is used to refer to items excluded from adjusted operating profit and includes short-term investment fluctuations in investment returns on shareholder-backed business, corporate transactions and amortisation of acquisition accounting adjustments.

†
PVIF and other intangibles comprise present value of acquired in-force (PVIF), distribution rights and other intangibles such as software rights. Distribution rights relate to amounts that have been paid or have become unconditionally due for payment as a result of past events in respect of bancassurance partnership arrangements in Asia. These agreements allow for bank distribution of Prudential's insurance products for a fixed period of time. Software rights include additions of $54 million, amortisation of $(34) million, disposals of $(6) million, foreign exchange of $3 million and closing balance at 31 December 2020 of $102 million (31 December 2019: $85 million).

‡
On 19 March 2020, the Group signed a new bancassurance agreement with TMB Bank for a period of 15 years. This extended exclusive partnership agreement required the novation of TMB Bank's current bancassurance distribution agreement with another insurance group. The agreement cost Thai Baht 24.5 billion, which were paid in two instalments with Thai Baht 12.0 billion paid in April 2020 and the remainder in January 2021. The amount included in additions in the table above is $788 million.

(b)
The DAC amount in respect of US arises in the insurance operations which comprises the following amounts:

	31 Dec 2020 $m	31 Dec 2019 $m

Variable annuity and other business	14,064	12,935
Cumulative shadow DAC (for unrealised gains/losses booked in other comprehensive income)*	(201)	(695)

Total DAC for US operations	13,863	12,240

*
A net gain of $494 million (2019: a net loss of $(631) million) for shadow DAC amortisation is booked within other comprehensive income to reflect a reduction in shadow DAC of $535 million as a result of the reinsurance of substantially all of Jackson's fixed and fixed index annuity business to Athene Life offset by the impact from the positive unrealised valuation movement for 2020 of $2,717 million (2019: positive unrealised valuation movement of $4,023 million). These adjustments reflect the movement from year to year, in the changes to the pattern of reported gross profits that would have happened if the assets reflected in the statement of financial position had been sold, crystallising the unrealised gains and losses, and the proceeds reinvested at the yields currently available in the market.

(c)    Sensitivity of US DAC amortisation charge

The amortisation charge to the income statement in respect of the US DAC asset is reflected in both adjusted operating profit and short-term fluctuations in investment returns. The amortisation charge to adjusted operating profit in a reporting period generally comprises:

  –
  A core amount that reflects a relatively stable proportion of underlying premiums or profit; and
  –
  An element of acceleration or deceleration arising from market movements differing from expectations.

In periods where the cap and floor features of the mean reversion technique (which is used for moderating the effect of short-term volatility in investment returns) are not relevant, the technique operates to dampen the second element above. Nevertheless, extreme market movements can cause material acceleration or deceleration of amortisation in spite of this dampening effect. It is currently estimated that DAC amortisation will accelerate (decelerate) by $17 million for every 1 per cent under (over) the mean reversion rate (set using the calculation described below to give an average over an 8-year period of 7.15 per cent (2019: 7.4 per cent)) the actual separate account growth rate differs by.

Furthermore, in those periods where the cap or floor is relevant, the mean reversion technique provides no further dampening and additional volatility may result.

In 2020, the DAC amortisation charge for adjusted operating profit was determined after including a credit for decelerated amortisation of $330 million (2019: credit for deceleration: $280 million). DAC amortisation for variable annuities is sensitive to separate account performance. The deceleration arising in 2020 reflected a mechanical decrease in the projected separate account return for the next five years under the mean-reversion technique. Under this technique, the projected level of return for each of the next five years is adjusted so that in combination with the actual rates of return for the preceding three years (including the current year) the assumed long-term annual separate account return of 7.15 per cent is realised on average over the entire eight-year period.

The application of the mean reversion formula (described in note A3.1) has the effect of dampening the impact of equity market movements on DAC amortisation while the mean reversion assumption lies within the corridor. At 31 December 2020, it would take approximate movements in separate account values of more than either negative 40 per cent or positive 19 per cent for mean reversion assumption to move outside the corridor.

Changes to the assumed long-term separate account return will also impact the calculation of the DAC balance and could increase or decrease the DAC amortisation charge in a given period. If the assumption for the long-term separate account investment returns (net of external fund management fees) was reduced by 0.5 per cent from 7.15 per cent to 6.65 per cent at 31 December 2020, the 2020 amortisation charge for adjusted operating profit would have increased by around $70 million with a corresponding reduction in the DAC balance at 31 December 2020. In addition, pre-tax short-term fluctuations in investment returns would reduce by circa $64 million following changes to the policyholder liabilities valued using longer-term equity assumptions under SOP03-1, resulting in a total impact on profit before tax of $134 million.

(ii)    DAC related to insurance and investment contracts

The movements in DAC relating to insurance and investment contracts are as follows:

	2020 $m		2019 $m

	Insurance contracts	Investment contracts	Insurance contracts	Investment contracts

Balance at 1 Jan	14,206	33	12,758	99
Removal of discontinued UK and Europe operations	–	–	(62)	(72)
Additions	1,354	3	1,411	11
Amortisation	85	(4)	699	(5)
Exchange differences	43	2	31	–
Change in shadow DAC related to movement in unrealised appreciation of debt securities classified as available-for-sale	494	–	(631)	–

Balance at 31 Dec	16,182	34	14,206	33

Note

All of the additions for investment contracts are through internal development. The carrying amount of the DAC balance comprises the following gross and accumulated amortisation amounts:

	31 Dec 2020 $m	31 Dec 2019 $m

Gross amount	39	34
Accumulated amortisation	(5)	(1)

Carrying amount	34	33

(iii)    PVIF and other intangibles attributable to shareholders

	2020 $m				2019 $m

	PVIF	Distribution rights	Other intangibles (including software)	Total	PVIF	Distribution rights	Other intangibles (including software)	Total
	note (a)	note (b)			note (a)	note (b)

Balance at 1 Jan
Cost	175	3,783	379	4,337	295	2,546	399	3,240
Accumulated amortisation	(137)	(812)	(218)	(1,167)	(252)	(587)	(250)	(1,089)

	38	2,971	161	3,170	43	1,959	149	2,151

Removal of discontinued UK and Europe operations	–	–	–	–	(1)	–	(8)	(9)
Additions	–	1,047	67	1,114	–	1,110	69	1,179
Amortisation charge	(5)	(180)	(45)	(230)	(5)	(196)	(42)	(243)
Disposals and transfers	–	–	(12)	(12)	–	–	(11)	(11)
Exchange differences and other movements	1	13	3	17	1	98	4	103

Balance at 31 Dec	34	3,851	174	4,059	38	2,971	161	3,170

Comprising:
Cost	177	4,845	424	5,446	175	3,783	379	4,337
Accumulated amortisation	(143)	(994)	(250)	(1,387)	(137)	(812)	(218)	(1,167)

	34	3,851	174	4,059	38	2,971	161	3,170

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

C5    Borrowings

Although initially recognised at fair value (net of transaction costs), borrowings are subsequently accounted for on an amortised cost basis using the effective interest method, with the exception of liabilities of consolidated collateralised debt obligations which continue to be carried at fair value. Under the effective interest method, the difference between the redemption value of the borrowing and the initial proceeds (net of related issue costs) is amortised through the income statement to the date of maturity or for hybrid debt, over the expected life of the instrument.

C5.1  Core structural borrowings of shareholder-financed businesses

	31 Dec 2020 $m	31 Dec 2019 $m

Central operations:
Subordinated debt:
US$250m 6.75% Notesnote(i)	250	250
US$300m 6.5% Notesnote(i)	300	300
US$700m 5.25% Notes	700	700
US$1,000m 5.25% Notes	999	996
US$725m 4.375% Notes	723	721
US$750m 4.875% Notes	746	744
€20m Medium Term Notes 2023	24	22
£435m 6.125% Notes 2031	590	571
Senior debt:note(ii)
£300m 6.875% Notes 2023	406	392
£250m 5.875% Notes 2029	312	298
$1,000m 3.125% Notes 2030note(iii)	983	–
$350m Loan 2024note(iv)	350	350

Total central operations	6,383	5,344
Jackson US$250m 8.15% Surplus Notes 2027note(v)	250	250

Total core structural borrowings of shareholder-financed businesses	6,633	5,594

Notes

(i)
These borrowings can be converted, in whole or in part, at the Company's option and subject to certain conditions, on any interest payment date, into one or more series of Prudential preference shares.
(ii)
The senior debt ranks above subordinated debt in the event of liquidation.
(iii)
In April 2020, the Company issued $1,000 million 3.125 per cent senior debt maturing on 14 April 2030 with proceeds, net of costs of $983 million.
(iv)
In November 2020, the $350 million term loan was settled, and the Group entered into a replacement $350 million term loan facility at a cost of daily compounded Secured Overnight Financing Rate (SOFR) plus 59 basis points. The new term loan matures in 2024.
(v)
Jackson's borrowings are unsecured and subordinated to all present and future indebtedness, policy claims and other creditor claims of Jackson.

C5.2  Operational borrowings

	31 Dec 2020 $m	31 Dec 2019 $m

Borrowings in respect of short-term fixed income securities programmes – commercial paper	501	520
Lease liabilities under IFRS 16	302	371
Non-recourse borrowings of consolidated investment fundsnote(a)	994	1,045
Bank loans and overdrafts	–	29
Other borrowingsnote(b)	453	377

Operational borrowings attributable to shareholder-financed businesses	2,250	2,342

Lease liabilities under IFRS 16	194	259
Other borrowings	–	44

Operational borrowings attributable to with-profits businesses	194	303

Total operational borrowings	2,444	2,645

Notes

(a)
In all instances, the holders of the debt instruments issued by consolidated investment funds do not have recourse beyond the assets of those funds.
(b)
Other borrowings attributable to shareholder-financed business mainly represent senior debt issued through the Federal Home Loan Bank of Indianapolis (FHLB), secured by collateral posted with the FHLB by Jackson.

C6    Risk and sensitivity analysis

C6.1  Group overview

The Group's risk framework and the management of risks, including those attached to the Group's financial statements including financial assets, financial liabilities and insurance liabilities, together with the inter-relationship with the management of capital, have been included in the audited sections of the Group Risk Framework.

The financial and insurance assets and liabilities on the Group's statement of financial position are, to varying degrees, subject to market and insurance risk and other changes of experience assumptions that may have a material effect on IFRS basis profit or loss and shareholders' equity. The market and insurance risks and also ESG-related risks, including how they affect Group's operations and how these are managed are discussed in the Group Risk Framework. The ESG-related risks discussed in the Group Risk Framework include in particular the potential long-term impact of environmental risks associated with climate change (including physical and transition risks) on the Group's investments.

The most significant items that the IFRS shareholders' profit or loss and shareholders' equity for the Group's life assurance business are sensitive to, are shown in the following tables. The distinction between direct and indirect exposure is not intended to indicate the relative size of the sensitivity.

Type of business	Market and credit risk	Insurance and lapse risk

Asia insurance operations
All business		Mortality and/or morbidity risk Persistency risk

With-profits business	Net neutral direct exposure (indirect exposure to investment performance, which is subject to smoothing through declared bonuses)
Unit-linked business	Net neutral direct exposure (indirect exposure to investment performance, through asset management fees)

Non-participating business	Asset/liability mismatch risk which results in sensitivity to interest rates and credit spreads, particularly for operations where the insurance liability basis is sensitive to current market movements
Indirect exposure to investment performance through policyholder charges and guarantees in some cases

US insurance operations

All business	Asset/liability mismatch risk
	Adjusted operating profit is sensitive to market conditions, both with respect to income earned on spread-based products and indirectly with respect to income earned on variable annuity asset management fees	Mortality risk

Variable annuity business	Net effect of market risk (equity and interest rates) arising from incidence of guarantee features and variability of asset management fees, offset by derivative hedging programme*	Persistency and utilisation risk (risk that utilisation of withdrawal benefits or lapse levels differ from those assumed)

General account business	Credit risk and market risk (equity and interest rate) in meeting guaranteed rates of accumulation on general account annuity and interest sensitive life products which may lead to smaller spread profits, being the difference between the earned rate and the policyholder crediting rate. As at 1 June 2020, the risk has been substantially transferred for the fixed and fixed index annuity products as part of the reinsurance transaction with Athene described in note D1.1	Persistency risk, mitigated in some cases by the application of market value adjustments

Shareholders' equity is impacted by interest rate and credit risk via impairments and unrealised gains/losses on fixed income securities. For those instruments classified as available-for-sale under IAS 39, unrealised gains/losses do not directly impact profit, unless they are considered permanent reductions in value

*
Jackson's derivative programme, which is described in note C2.3(ii), is used to manage the economic interest rate risk associated with a broad range of products and equity market risk attaching to its equity-based products. Movements in equity markets, equity volatility, interest rates and credit spreads materially affect the carrying value of derivatives that are used to manage the liabilities to policyholders and backing investment assets. Movements in the carrying value of derivatives combined with the use of US GAAP measurement (as 'grandfathered' under IFRS 4) for the insurance contracts assets and liabilities, which is largely insensitive to current year market movements, mean that the Jackson total profit (ie including short-term fluctuations in investment returns) is sensitive to market movements.

The profit for the year of asset management operations is sensitive to the level of assets under management, as this significantly affects the value of management fees earned by the business in the current and future periods. Assets under management will rise and fall as market conditions change, with a consequential impact on profitability. Other than this, there is limited sensitivity to market risks since the Group's asset management and other operations do not hold significant financial investments. At 31 December 2020, the financial investments of the other operations are principally short-term investments held by the Group's treasury function for liquidity purposes and so there is limited sensitivity to interest rate movements.

Sensitivity analyses of IFRS shareholders' equity to key market and other risks by business unit are provided below. The sensitivity analyses provided show the effect on shareholders' equity to changes in the relevant risk variables, all of which are considered to be reasonably possible at the relevant balance sheet date.

The sensitivities reflect all consequential impacts from market movements at the valuation date. The sensitivities below only allow for limited management actions such as changes to policyholder bonuses, where applicable. If the economic conditions set out in the sensitivities persisted, the financial impacts may differ to the instantaneous impacts. Given the continuous risk management processes in place, management could take additional actions to help mitigate the impact of these stresses, including (but not limited to) rebalancing investment portfolios, further market risk hedging, increased use of reinsurance, repricing of in-force benefits, changes to new business pricing and the mix of new business being sold.

Other limitations of the sensitivities include: the use of hypothetical market movements that cannot be predicted with any certainty to demonstrate potential risk, which only represent Prudential's view of reasonably possible near-term market changes; the assumption that interest rates in all countries move identically; and the lack of consideration of the inter-relation of interest rates, equity markets and foreign currency exchange rates.

The Group benefits from diversification benefits achieved through the geographical spread of the Group's operations and, within those operations, through a broad mix of product types. These benefits are not reflected in the simplified sensitivities below. Relevant correlation factors include:

–
Correlation across geographic regions for both financial and non-financial risk factors; and
–
Correlation across risk factors for longevity risk, expenses, persistency and other risks.

The geographical diversity of the Group's business means that it has some exposure to the risk of foreign exchange rate fluctuations. The Group has no exposure to currency fluctuation from business units that operate in USD, or currencies pegged to the USD (such as HKD), and reduced exposure to currencies partially managed to the USD within a basket of currencies (such as SGD). Sensitivities to exchange rate movements in the Group's key markets are therefore expected to be limited.

C6.2  Sensitivity to interest rate risk

The sensitivities shown below are for movements in risk-free rates (based on local government bond yields at the valuation date) in isolation and are subject to a floor of zero. They do not include movements in credit risk that may affect credit spreads and hence the valuation of debt securities and policyholder liabilities. A one-letter credit downgrade in isolation (ie ignoring any consequential change in valuation) would not have a material impact on IFRS profit or shareholders' equity.

To reflect the substantial fall and current level of low interest rates in 2020, the estimated sensitivity to a decrease in interest rates at 31 December 2020 has been updated to a decrease of 0.5 per cent. This compares to a 1 per cent change at 31 December 2019. The estimated sensitivity to a decrease and increase in interest rates at 31 December 2020 is as follows:

31 December 2020	Asia insurance $m		US insurance $m

	Decrease of 0.5%	Increase of 1%	Decrease of 0.5%	Increase of 1%

Net effect on shareholders' equity*	(1,274)	(318)	(594)	(68)

*
The effect from the instantaneous changes in interest rates above, if they arose, would impact profit after tax for Asia insurance operations and would mostly be recorded within short-term fluctuations in investment returns. The impact on profit after tax would be the same as the net effect on shareholders' equity. For US insurance operations, the instantaneous changes in interest rates above, if they arose, would cause the net effect on equity shown above through two constituent movements. Firstly, profit after tax, net of related changes in the amortisation of DAC, would be impacted (decrease of 0.5 per cent: $(1,319) million; increase of 1 per cent: $1,976 million), and would mostly be recorded within short-term fluctuations in investment returns. Secondly, the effect would also impact other comprehensive income (decrease of 0.5 per cent: $725 million; increase of 1 per cent: $(2,044) million) in respect of the direct effect on the carrying value of the available-for-sale debt securities, net of related changes in the amortisation of DAC and related tax effects.

The estimated sensitivity to a decrease and increase in interest rates at 31 December 2019 was as follows:

31 December 2019	Asia insurance $m		US insurance $m

	Decrease of 1%	Increase of 1%	Decrease of 1%	Increase of 1%

Net effect on shareholders' equity*	(702)	(718)	20	(553)

*
The effect from the instantaneous changes in interest rates above, if they arose, would impact profit after tax for Asia insurance operations and would mostly be recorded within short-term fluctuations in investment returns. The impact on profit after tax would be the same as the net effect on shareholders' equity. For US insurance operations, the instantaneous changes in interest rates above, if they arose, would cause the net effect on equity shown above through two constituent movements. Firstly, profit after tax, net of related changes in the amortisation of DAC, would be impacted (decrease of 1 per cent: $(2,224) million; increase of 1 per cent: $1,691 million), and would mostly be recorded within short-term fluctuations in investment returns. Secondly, the effect would also impact other comprehensive income (decrease of 1 per cent: $2,244 million; increase of 1 per cent: $(2,244) million) in respect of the direct effect on the carrying value of the available-for-sale debt securities, net of related changes in the amortisation of DAC and related tax effects.

Asia insurance operations

The degree of sensitivity of the results of the non-linked shareholder-backed business of the Asia operations to movements in interest rates depends upon the degree to which the liabilities under the 'grandfathered' IFRS 4 measurement basis reflects market interest rates from year to year. This varies by local business unit.

For example:

–
Certain Asia businesses apply US GAAP, for which the results can be more sensitive as the effect of interest rate movements on the backing investments may not be offset by liability movements;
–
The level of options and guarantees in the products written in the particular business unit will also affect the degree of sensitivity to interest rate movements; and
–
The degree of sensitivity of the results is dependent on the interest rate level at that point of time.

The sensitivity of the Asia operations presented as a whole at a given point in time will also be affected by a change in the relative size of the individual businesses.

For many operations the sensitivities are dominated by the impact of interest rate movements on the value of government and corporate bond investments, which are expected to increase in value as interest rates fall to a greater extent than the offsetting increase in liabilities (and vice versa if rates rise). This arises because the discount rate in some operations does not fluctuate in line with interest rate movements. At higher levels of interest rates the liabilities become less sensitive to interest rate movements and the effects on assets becomes more dominant. This pattern is evident in the 'increase of 1 per cent' sensitivity at 31 December 2020.

The 'decrease of 0.5%' sensitivities reflects that some local business units' liabilities become more sensitive at lower interest rates and the fluctuations in liabilities begin to exceed asset gains. The liability movements also reflect the prudent nature of some of the regulatory regimes which leads to duration of liabilities that are longer than would be expected on a more economic basis and hence results in a mismatch with the assets that are managed on a more realistic basis. Following the substantial fall in interest rates over 2020, at 31 December 2020, the 'decrease of 0.5 per cent' sensitivity is dominated by the impact of interest rate movements on some local business units' policyholder liabilities, which are expected to increase more than the offsetting increase in the value of government and corporate bond investments, if interest rates were to fall further from the historically low levels seen at 31 December 2020. As noted above, the results only allow for limited management actions, and if such economic conditions persisted management could take additional actions to help mitigate the impact of these stresses, including (but not limited to) rebalancing investment portfolios, increased use of reinsurance, changes to new business pricing and the mix of new business being sold.

US insurance operations

The GMWB features attached to variable annuity business (other than 'for life' components) are accounted for under US GAAP at fair value and, therefore, will be sensitive to changes in interest rates. Debt securities and related derivatives are marked to fair value. Value movements on derivatives, net of related changes to amortisation of DAC and deferred tax, are recorded within the income statement. Fair value movements on debt securities, net of related changes to amortisation of DAC and deferred tax, are recorded within other comprehensive income.

As at 1 June 2020, the interest rate risks relating to Jackson's fixed and fixed index annuity products have been substantially transferred as part of the reinsurance transaction with Athene described in note D1.1, leaving only a limited exposure from residual policies and new policies written post 1 June 2020. Jackson is exposed primarily to the following interest rate risks:

–
Related to meeting guaranteed rates of accumulation on general account annuity and interest sensitive life products following a sustained fall in interest rates;
–
Related to increases in the present value of projected benefits related to guarantees issued in connection with its variable annuity contracts following a sustained fall in interest rates especially if in conjunction with a fall in equity markets;
–
Related to the surrender value guarantee features attached to the Company's general account annuity and interest sensitive life products and to policyholder withdrawals following a sharp and sustained increase in interest rates; and
–
The risk of mismatch between the expected duration of certain annuity liabilities and prepayment risk and extension risk inherent in mortgage-backed securities.

A prolonged low interest rate environment may result in a lengthening of maturities of the general account annuity and interest-sensitive life contract holder liabilities from initial estimates, primarily due to lower policy lapses. As interest rates remain at low levels, Jackson may also have to reinvest the cash it receives as interest or proceeds from investments that have matured or that have been sold at lower yields, reducing its investment margins. Moreover, borrowers may prepay or redeem the securities in their investment portfolios with greater frequency in order to borrow at lower market rates, which exacerbates this risk. The majority of Jackson's general account business was designed with contractual provisions that allow crediting rates to be re-set annually, subject to minimum crediting rate guarantees.

The sensitivity movements provided in the table above are at a point in time and reflect the hedging programme in place on the balance sheet date, while the actual impact on financial results would vary contingent upon a number of factors. Jackson's hedging programme is primarily focused on managing the economic risks in the business and protecting statutory solvency under larger market movements, and does not explicitly aim to hedge the IFRS accounting results. The magnitude of the impact of the sensitivities on profit after tax at 31 December 2020 is larger than the impact at 31 December 2019, reflecting the liabilities being more sensitive to further interest rate movements at the current low interest rate levels (after taking into account the impact of interest rate movements on derivatives). In determining the value of liabilities, assumed future separate account return is based on risk-free rates under 'grandfathered' US GAAP. The reduction in the magnitude of the impact of the sensitivities on other comprehensive income, and hence shareholders' equity, reflects the impact of the Athene reinsurance transaction described in note D1.1 on the profile of Jackson's general account liabilities and the consequential reduction in available-for-sale debt securities.

C6.3  Sensitivity to equity and property price risk

In the equity risk sensitivity analysis shown, the Group has considered the impact of an instantaneous 20 per cent fall in equity markets. If equity markets were to fall by more than 20 per cent, the Group believes that this would not be an instantaneous fall but rather would be expected to occur over a longer period of time, during which the hedge positions within Jackson, where the underlying equity risk is greatest, would be rebalanced. The equity risk sensitivity analysis provided assumes that all equity indices fall by the same percentage.

Asia insurance operations

The estimated sensitivity to a 10 per cent increase and 20 per cent decrease in equity and property prices is as follows:

	31 Dec 2020 $m		31 Dec 2019 $m

	Decrease of 20%	Increase of 10%	Decrease of 20%	Increase of 10%

Net effect on shareholders' equity*	(848)	410	(816)	408

*
The effect from the instantaneous changes in equity and property prices above, if they arose, would impact profit after tax for Asia insurance operations, which would mostly be recorded within short-term fluctuations in investment returns.

Generally, changes in equity and property investment values are not directly offset by movements in non-linked policyholder liabilities. Movements in equities backing with-profits and unit-linked business have been excluded as they are generally matched by an equal movement in insurance liabilities (including unallocated surplus of with-profits funds). The impact on changes to future profitability as a result of changes to the asset values within unit-linked or with-profits funds have not been included in the instantaneous sensitivity above. The estimated sensitivities shown above include equity and property investments held by the Group's joint venture and associate businesses.

US insurance operations

At December 31, 2020 and 2019, the Company provided variable annuity contracts with guarantees, for which the net amount at risk ("NAR") is defined as the amount of guaranteed benefit in excess of current account value, as follows (dollars in millions):

	31 Dec 2020 $m		31 Dec 2019 $m

	Account value	Net amount at risk	Account value	Net amount at risk

Return of net deposits plus a minimum return
GMDB	170,510	2,340	150,576	2,477
GMWB – premium only	2,858	12	2,753	16
GMWB	248	11	257	14
GMAB – premium only	39	–	37	–
Highest specified anniversary account value minus withdrawals post-anniversary			–	–
GMDB	13,512	86	12,547	69
GMWB – highest anniversary only	3,459	41	3,232	51
GMWB	646	55	698	52
Combination net deposits plus minimum return, highest specified anniversary account value minus withdrawals post-anniversary			–	–
GMDB	8,891	615	8,159	687
GMIB	1,675	556	1,688	616
GMWB	159,857	5,656	140,529	7,160

Jackson is primarily exposed to equity risk through the guarantees included in certain variable annuity benefits. This risk is managed using an equity hedging programme to minimise the risk of a significant economic impact as a result of increases or decreases in equity market levels. Jackson purchases futures and options that hedge the risks inherent in these products, while also considering the impact of rising and falling guaranteed benefit fees.

Due to the nature of valuation under IFRS of the free-standing derivatives and certain of the variable annuity guarantee features, this hedge, while effective on an economic basis, would not automatically offset within the financial statements as the impact of equity market movements resets the free-standing derivatives immediately while the hedged liabilities reset more slowly and fees are recognised prospectively in the year in which they are earned. Jackson's hedging programme is focused on managing the economic risks in the business and protecting statutory solvency in the circumstances of large market movements. The hedging programme does not aim to hedge IFRS accounting results, which can lead to volatility in the IFRS results in a period of significant market movements, as was seen in 2020.

In addition to the exposure explained above, Jackson is also exposed to equity risk from its holding of equity securities, partnerships in investment pools and other financial derivatives.

The estimated sensitivity to a 10 per cent increase and 20 per cent decrease in equity and property prices is shown below.

	31 Dec 2020 $m		31 Dec 2019 $m

	Decrease of 20%	Increase of 10%	Decrease of 20%	Increase of 10%

Net effect on shareholders' equity*	744	299	762	608

*
The effect from the instantaneous changes in equity and property prices above, if they arose, would impact profit after tax for US insurance operations, which would mostly be recorded within short-term fluctuations in investment returns.

The table above excludes the impact of instantaneous equity movements on future separate account fee income.

The above sensitivities assume instantaneous market movements while the actual impact on financial results would vary contingent upon the volume of new product sales and lapses, changes to the derivative portfolio, correlation of market returns and various other factors including volatility, interest rates and elapsed time.

The directional movements in the sensitivities reflect the hedging programme in place at 31 December 2020 and 2019 respectively. The nature of Jackson's dynamic hedging programme means that the portfolio, and hence the results of these sensitivities, will change on an ongoing basis. The impacts shown under an increase or a decrease in equity markets reflect the factors discussed above.

Jackson had variable annuity contracts with guarantees. Account balances of contracts with guarantees were invested in variable separate accounts as follows:

Mutual fund type:	31 Dec 2020 $m	31 Dec 2019 $m

Equity	132,213	121,520
Bond	20,203	19,341
Balanced	39,626	30,308
Money market	1,862	956

Total	193,904	172,125

C6.4  Sensitivity to insurance risk

Asia insurance operations

In Asia, adverse persistency experience can impact the IFRS profitability of certain types of business written in the region. This risk is managed at a local business unit level through regular monitoring of experience and the implementation of management actions as necessary. These actions could include product enhancements, increased management focus on premium collection, as well as other customer retention efforts. The potential financial impact of lapses is often mitigated through the specific features of the products, eg surrender charges, or through the availability of premium holiday or partial withdrawal policy features. The reserving basis in Asia is generally such that a change in lapse assumptions has an immaterial effect on immediate profitability.

Many of the business units in Asia are exposed to mortality and morbidity risk and a provision is made within policyholder liabilities to cover the potential exposure. If all these assumptions were strengthened by 5 per cent then it is estimated that post-tax profit and shareholders' equity would decrease by approximately $77 million (2019: $77 million). Weakening these assumptions by 5 per cent would have a similar opposite impact.

US insurance operations

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
In addition, in the absence of hedging, equity and interest rate movements can both cause a direct loss or increase the future sensitivity to policyholder behaviour. Jackson has an extensive derivative programme that seeks to manage the exposure to such altered equity markets and interest rates.

Note A3.1 describes the methodology applied by Jackson to amortise DAC. The amount of amortisation charged in any one period is sensitive to separate account investment returns. The sensitivity of DAC amortisation charge is discussed in note C4.2.

C7    Tax assets and liabilities

Accounting policies on deferred tax are included in note B3.

C7.1  Current tax

At 31 December 2020, of the $444 million (31 December 2019: $492 million) current tax recoverable, the majority is expected to be recovered more than 12 months after the reporting period.

At 31 December 2020, the current tax liability of $280 million (31 December 2019: $396 million) includes $113 million (31 December 2019: $198 million) of provisions for uncertain tax matters. Further detail is provided in note B3.2.

C7.2  Deferred tax

The statement of financial position contains the following deferred tax assets and liabilities in relation to:

	2020 $m
	Balance at 1 Jan	Movement in income statement	Movement through other comprehensive income and equity	Other movements including foreign currency movements	Balance at 31 Dec

Deferred tax assets
Unrealised losses or gains on investments	–	–	–	–	–
Balances relating to investment and insurance contracts	32	55	–	–	87
Short-term temporary differences	3,889	765	–	8	4,662
Unused tax losses	154	(50)	–	5	109

Total	4,075	770	–	13	4,858

Deferred tax liabilities
Unrealised losses or gains on investments	(877)	(78)	(102)	(6)	(1,063)
Balances relating to investment and insurance contracts	(1,507)	(235)	–	(23)	(1,765)
Short-term temporary differences	(2,853)	(377)	–	(17)	(3,247)

Total	(5,237)	(690)	(102)	(46)	(6,075)

	2019 $m
	Balance at 1 Jan	Demerger of UK and Europe operations	Movement in income statement	Movement through other comprehensive income and equity	Other movements including foreign currency movements	Balance at 31 Dec

Deferred tax assets
Unrealised losses or gains on investments	144	–	(16)	–	(128)	–
Balances relating to investment and insurance contracts	1	–	60	–	(29)	32
Short-term temporary differences	2,998	(160)	1,066	(15)	–	3,889
Unused tax losses	162	–	8	–	(16)	154

Total	3,305	(160)	1,118	(15)	(173)	4,075

Deferred tax liabilities
Unrealised losses or gains on investments	(1,104)	1,053	(231)	(713)	118	(877)
Balances relating to investment and insurance contracts	(1,276)	–	(246)	–	15	(1,507)
Short-term temporary differences	(2,742)	298	(414)	19	(14)	(2,853)

Total	(5,122)	1,351	(891)	(694)	119	(5,237)

Of the short-term temporary differences of $4,662 million relating to deferred tax assets, $3,274 million for US insurance operations is expected to be recovered in line with the run off of the in-force book, and the majority of the remaining balances are expected to be recovered within five years.

The deferred tax balances are further analysed as follows:

	Deferred tax assets		Deferred tax liabilities
	31 Dec 2020 $m	31 Dec 2019 $m	31 Dec 2020 $m	31 Dec 2019 $m

Asia operations	316	270	(2,552)	(2,146)
US operations	4,542	3,804	(3,523)	(3,091)
Other operations	–	1	–	–

Total Group	4,858	4,075	(6,075)	(5,237)

The taxation regimes applicable across the Group often apply separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a trading or capital nature may affect the recognition of deferred tax assets. The following tax benefits and losses have not been recognised for the years shown:

	31 Dec 2020 $m		31 Dec 2019 $m

	Tax benefits	Losses	Tax benefits	Losses

Trading losses	191	991	36	175
Capital losses	2	7	1	5

Of the benefit from unrecognised trading losses, $26 million will expire within the next 10 years and the rest have no expiry date.

Some of the Group's businesses are located in jurisdictions in which a withholding tax charge is incurred upon the distribution of earnings. At 31 December 2020, deferred tax liabilities of $323 million (31 December 2019: $247 million) have not been recognised in respect of such withholding taxes as the Group is able to control the timing of the distributions and it is probable that the timing differences will not reverse in the foreseeable future.

C8    Share capital, share premium and own shares

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

	2020			2019
Issued shares of 5p each fully paid	Number of ordinary shares	Share capital $m	Share premium $m	Number of ordinary shares	Share capital $m	Share premium $m

Balance at 1 Jan	2,601,159,949	172	2,625	2,593,044,409	166	2,502
Shares issued under share-based schemes	8,329,753	1	12	8,115,540	–	22
Impact of change in presentation currency	–	–	–	–	6	101

Balance at 31 Dec	2,609,489,702	173	2,637	2,601,159,949	172	2,625

Options outstanding under save as you earn schemes to subscribe for shares at each year end shown below are as follows:

		Share price range
	Number of shares to subscribe for			Exercisable by year
		from	to

31 Dec 2020	2,320,320	964p	1,455p	2026
31 Dec 2019	3,805,447	1,104p	1,455p	2025

Transactions by Prudential plc and its subsidiaries in Prudential plc shares

The Group buys and sells Prudential plc shares ('own shares') either in relation to its employee share schemes or, up until the demerger of its UK and Europe operations (M&G plc) in October 2019, via transactions undertaken by authorised investment funds that the Group is deemed to control. The cost of own shares of $243 million at 31 December 2020 (31 December 2019: $183 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans. At 31 December 2020, 11.2 million (31 December 2019: 8.4 million) Prudential plc shares with a market value of $205 million (31 December 2019: $161 million) were held in such trusts, all of which are for employee incentive plans. The maximum number of shares held during the year was 11.5 million which was in June 2020.

Within the trusts, shares are notionally allocated by business unit reflecting the employees to which the awards were made.

The Company purchased the following number of shares in respect of employee incentive plans:

	2020				2019
		Share price				Share price
	Number of shares				Number of shares
		Low	High	Cost*		Low	High	Cost*
		£	£	$		£	£	$

January	62,395	14.42	14.68	1,195,275	75,165	14.25	14.29	1,384,926
February	62,680	14.57	14.60	1,183,717	71,044	15.00	15.18	1,390,865
March	79,057	11.18	11.40	1,110,374	68,497	15.20	16.32	1,385,182
April	5,363,563	10.21	10.48	68,010,967	2,638,429	15.65	16.73	54,052,710
May	81,377	11.16	11.30	1,117,783	73,417	16.35	16.45	1,550,109
June	167,724	11.86	12.67	2,540,749	217,800	16.20	16.36	4,484,773
July	87,239	12.30	12.51	1,365,109	60,514	17.47	17.71	1,321,427
August	72,287	12.21	12.33	1,167,008	72,671	14.86	15.21	1,318,593
September	75,368	11.61	11.68	1,138,447	73,284	14.14	14.76	1,318,767
October	116,802	11.49	11.71	1,764,694	178,359	13.78	14.24	3,148,811
November	74,178	10.62	12.76	1,233,127	75,904	13.38	13.85	1,309,146
December	70,814	12.78	12.83	1,217,842	68,573	13.07	13.13	1,178,206

Total	6,313,484			83,045,092	3,673,657			73,843,515

*
The cost in USD shown has been calculated from the share prices in GBP using the monthly average exchange rate for the month in which those shares were purchased.

Up until the demerger of M&G plc in October 2019, the Group consolidated a number of authorised investment funds managed by M&G plc that held shares in Prudential plc. The cost of acquiring these shares was included in the cost of own shares in 2019.

All share transactions were made on an exchange other than the Stock Exchange of Hong Kong.

Other than set out above, the Group did not purchase, sell or redeem any Prudential plc listed securities during 2020 or 2019.

C9    Provisions

	31 Dec 2020 $m	31 Dec 2019 $m

Staff benefits provisionsnote(i)	328	408
Other provisions	22	58

Total provisionsnote(ii)	350	466

Notes

(i)
Provisions for staff benefits are generally expected to be paid out within the next three years.
(ii)
Analysis of movement in total provisions is shown below:

	2020 $m	2019 $m

Balance at 1 Jan	466	1,373
Removal of discontinued UK and Europe operations	–	(946)
Charged (credited) to income statement:
Additional provisions	128	188
Unused amounts released	(13)	(7)
Utilisation during the year	(241)	(154)
Exchange differences	10	12

Balance at 31 Dec	350	466

C10    Capital

C10.1    Group objectives, policies and processes for managing capital

(i)
Capital measure

The Group manages its Group LCSM capital resources as its measure of capital. At 31 December 2020, estimated Group shareholder LCSM capital resources is $15.8 billion (31 December 2019: $14.0 billion).

(ii)
External capital requirements

The Hong Kong Insurance Authority (IA) assumed the role of the group-wide supervisor for the Prudential Group following the demerger of M&G plc in October 2019. Ultimately, Prudential plc will become subject to the Group-wide Supervision (GWS) Framework. The primary legislation was enacted in July 2020 and will come into operation on 29 March 2021. The relevant subsidiary legislation, including the Insurance (Group Capital) Rules, were tabled before the Legislative Council on 6 January 2021 and will also come into operation on 29 March 2021. The GWS Framework is expected to be effective for Prudential upon designation by the Hong Kong IA in the second quarter of 2021, subject to transitional arrangements.

Until Hong Kong's GWS Framework comes into force, Prudential applies the local capital summation method (LCSM) that has been agreed with the Hong Kong IA to determine Group regulatory capital requirements (both minimum and prescribed levels). The GWS Framework is expected to be largely consistent with that applied under LCSM with the exception of the treatment of debt instruments which will be subject to transitional arrangements under the GWS Framework. Prudential's initial analysis indicates that all debt instruments (senior and subordinated) issued by Prudential will meet the transitional conditions set by the Hong Kong IA and will be included as eligible Group capital resources, although this will be subject to approval by the Hong Kong IA. The LCSM surplus represents the summation of capital resources across local solvency regimes for regulated entities of the Group and IFRS net assets (with some adjustments) for non-regulated entities less the summation of local statutory capital requirements across the Group, with no allowance for diversification between business operations.

(iii)
Meeting of capital management objectives

The Group minimum capital requirement has been met during 2020.

As well as holding sufficient capital to meet LCSM requirements at Group level, the Group also closely manages the cash it holds within its central holding companies so that it can:

–
Fund new opportunities;
–
Maintain flexibility and absorb shock events;
–
Cover central costs; and
–
Fund dividends.

Reserve adequacy testing under a range of scenarios and dynamic solvency testing is carried out, including under certain scenarios mandated by the Asia and US regulators.

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

C10.2    Local capital regulations

(i)
Asia insurance operations

The local valuation basis for the assets, liabilities and capital requirements of significant operations in Asia are:

China JV

A risk-based capital, risk management and governance framework, known as the China Risk Oriented Solvency System (C-ROSS), applies in China. Under C-ROSS, insurers are required to maintain a core solvency ratio (core capital over minimum capital) and a comprehensive solvency ratio (capital resources over minimum capital) of not lower than 50 per cent and 100 per cent, respectively. The review of C-ROSS by the China Banking Insurance Regulatory Commission (CBIRC) has resulted in elevating the relevant principles of C-ROSS into regulatory requirements.

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

Mathematical reserves are based on a net premium valuation method using assumptions which include a suitable margin for prudence. The valuation interest rate used to value long-term liabilities reflects a blend between the prudent assessment of the portfolio yield and the reinvestment yield subject to a maximum of the prudent portfolio yield. The approach used to determine the reinvestment yield for reserving allows for average yields thus the impact of movements in interest rates are reflected in the valuation interest rate over time. The basis of calculation was updated in 2020 in line with a circular issued by the Hong Kong IA. The capital resources are based on assets that are marked-to-market. The nature of the current regulatory regime means that the duration of statutory liabilities is longer than would be expected on an economic basis and hence there is an inherent mismatch with the assets that are managed on a more realistic basis. The Hong Kong IA is in the process of developing a risk-based capital framework with several quantitative impact studies performed over the past few years, implementation of this framework is targeted by 2024 but the exact timing is uncertain.

Indonesia

Solvency capital is determined using a risk-based capital approach. The capital resources are based on assets that are marked-to-market, with policyholder liabilities based on a gross premium valuation method using best estimate assumptions with a suitable margin for prudence. Liabilities are zeroised at a policy level (ie negative liabilities are not permitted at a policy level). For unit-linked policies an unearned premium reserve is established.

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

The capital resources are based on assets that are marked-to-market, with policyholder liabilities based on a gross premium valuation method using best estimate assumptions with a suitable margin for prudence. Liabilities are zeroised at a fund level (ie negative liabilities are not permitted at a fund level). The BNM has initiated a review of its RBC framework. An exposure draft on Valuation of Insurance and Takaful Liabilities was issued on 24 December 2019 to gather industry feedback by 15 April 2020. The exact timing of implementation of potential revisions remains uncertain.

Market liberalisation measures were introduced by BNM in April 2009, which increases the limit from 49 per cent to 70 per cent on foreign equity ownership for insurance companies and Takaful operators in Malaysia. A higher foreign equity limit beyond 70 per cent for insurance companies will be considered by BNM on a case by case basis, for example, for companies who support expansion of providing insurance coverage to the most vulnerable in Malaysian society.

Singapore

A risk-based capital framework applies in Singapore. The regulator also has the authority to direct that the insurer satisfies additional capital adequacy requirements in addition to those set forth under the Singapore Insurance Act if it considers such additional requirements appropriate. The capital resources are based on assets that are marked-to-market, with policyholder liabilities based on a gross premium valuation method using best estimate assumptions with a suitable margin for prudence. The updated risk-based capital framework (RBC2) came into effect on 31 March 2020 and this permits the recognition of a prudent allowance for negative reserves in the capital resources.

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

(iii)
Asset management operations – regulatory and other surplus

Certain asset management subsidiaries of the Group are subject to local regulatory requirements. The movement in the year of the estimated surplus regulatory capital position of those subsidiaries, combined with the movement in the IFRS basis shareholders' equity for unregulated asset management operations, is as follows:

	2020 $m			2019 $m
Regulatory and other surplus	Eastspring	US	Total asset management	Total asset management

Balance at 1 Jan	376	6	382	1,271
Removal of discontinued UK and Europe operations	–	–	–	(846)
Gains (losses) during the year	223	(1)	222	238
Movement in capital requirement	48	–	48	(32)
Capital injection	65	–	65	(10)
Distributions made to the Parent Company	(204)	–	(204)	(213)
Exchange and other movements	(49)	–	(49)	(26)

Balance at 31 Dec	459	5	464	382

C10.3    Transferability of capital resources

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

Capital resources of the non-insurance business units is transferable after taking account of an appropriate level of operating capital, based on local regulatory solvency requirements, where relevant.

C11    Property, plant and equipment

Property, plant and equipment comprise Group occupied properties and tangible assets. Property, plant and equipment also includes right-of-use assets for operating leases of properties occupied by the Group and leases of equipment and other tangible assets. All property, plant and equipment, including the right-of-use assets under operating leases, are held at cost less cumulative depreciation, calculated using the straight-line method, and impairment charge.

The Group does not have any right-of-use assets that would meet the definition of investment property. As at 31 December 2020, total right-of-use assets comprised $429 million (31 December 2019: $569 million) of property and $13 million (31 December 2019: $24 million) of non-property assets. Of the $442 million (31 December 2019: $593 million) total right-of-use assets, $182 million (31 December 2019: $253 million) were held by the Group's with-profits businesses.

Extension and termination options are included in a number of property and equipment leases across the Group. These are used to maximise operational flexibility in terms of managing the assets used in the Group's operations. The majority of extension and termination options held are exercisable only by the Group and not by the respective lessor. The Group assesses at lease commencement whether it is reasonably certain to exercise the option. This assertion is revisited if there is a material change in circumstances. As at 31 December 2020, the undiscounted value of lease payments beyond the break period not recognised in the lease liabilities is $179 million (31 December 2019: $185 million).

A reconciliation of the carrying amount of the Group's property, plant and equipment from the beginning to the end of the years shown is as follows:

	2020 $m				2019 $m
	Group occupied property	Tangible assets	Right-of- use assets	Total	Group occupied property	Tangible assets	Right-of- use assets	Total

Balance at 1 Jan
Cost	351	687	734	1,772	525	2,089	–	2,614
Accumulated depreciation	(76)	(490)	(141)	(707)	(105)	(714)	–	(819)

Opening net book amount	275	197	593	1,065	420	1,375	–	1,795
Removal of discontinued UK and Europe operations	–	–	–	–	(143)	(1,170)	–	(1,313)
Recognition of right-of-use asset on initial application of IFRS 16	–	–	–	–	–	–	527	527
Arising on acquisitions of subsidiaries	–	–	–	–	6	13	1	20
Additions	3	56	21	80	1	63	196	260
Depreciation and impairment charge	(9)	(64)	(145)	(218)	(9)	(77)	(141)	(227)
Disposals and transfers	(3)	(13)	(25)	(41)	–	(11)	1	(10)
Effect of movements in exchange rates	1	8	(2)	7	–	4	9	13

Balance at 31 Dec	267	184	442	893	275	197	593	1,065

Representing:
Cost	355	707	710	1,772	351	687	734	1,772
Accumulated depreciation	(88)	(523)	(268)	(879)	(76)	(490)	(141)	(707)

Closing net book amount	267	184	442	893	275	197	593	1,065

The Group has non-cancellable property subleases which have been classified as operating leases under IFRS 16. The sublease rental income received in 2020 for the leases is $10.8 million (2019: $11 million from continuing operations).

Tangible assets

At 31 December 2020, of the $184 million (31 December 2019: $197 million) tangible assets, $72 million (31 December 2019: $83 million) were held by the Group's with-profits businesses.

Capital expenditure: property, plant and equipment by segment

The capital expenditure in 2020 of $59 million (2019: $64 million) arose as follows: $30 million (2019: $44 million) in Asia and $2 million (2019: $5 million) in the US, with the remaining balance of $27 million (2019: $15 million) arising from corporate expenditure unallocated to a segment.

D    OTHER INFORMATION

D1    Corporate transactions

D1.1 Gain (loss) attaching to corporate transactions

Where there is a disposal, income and expenses of entities sold during the year are included in the income statement up to the date of disposal. The gain or loss on disposal is calculated as the difference between sale proceeds net of selling costs, less the net assets of the entity at the date of disposal, adjusted for foreign exchange movements attaching to the sold entity that are required to be recycled to the income statement under IAS 21.

	2020 $m	2019 $m	2018 $m

Gain on disposalsnote(i)	–	265	–
Other transactionsnote(ii)	(48)	(407)	(107)

Total gain (loss) attaching to corporate transactions as shown separately on the consolidated income statement	(48)	(142)	(107)
Gain arising on reinsurance of Jackson's in-force fixed and fixed index annuity businessnote(iii)	804	–	–
Gain arising on reinsurance transaction undertaken by the Hong Kong businessnote(iv)	765	–	–

Total gain (loss) attaching to corporate transactions	1,521	(142)	(107)

Notes

(i)
In 2019, the gain on disposals principally related to profits arising from a 4 per cent reduction in the Group's stake in its associate in India, ICICI Prudential Life Insurance Company, and the disposal of Prudential Vietnam Finance Company Limited, a wholly-owned subsidiary that provides consumer finance.
(ii)
In 2020, other transactions include $(38) million of costs associated with the work to plan for the separation of Jackson. In 2019, other transactions primarily reflected costs related to the demerger of the Group's UK and Europe operations (M&G plc). In 2018, the $(107) million other transactions primarily related to exiting the NPH broker-dealer business in the US and costs related to the preparation for the demerger of M&G plc.
(iii)
With effect from 1 June 2020, Jackson reinsured substantially all of its in-force portfolio of US fixed and fixed index annuities with Athene Life Re Ltd, which resulted in a pre-tax gain of $804 million, after allowing for the write-off of DAC associated with the business reinsured and after reflecting post-closing adjustments made in the second half of 2020. The transaction excluded Jackson's legacy life and institutional business as well as the REALIC portfolio and group pay-out annuity business reinsured from John Hancock and was collateralised to reduce the exposure to counterparty risk. Under the reinsurance arrangement, Jackson reinsured $27.6 billion liabilities (valued at 1 June 2020) in return for a premium of $28.9 billion net of ceding commission, comprising principally of bonds. The pre-tax gain also includes the realised gains arising on the bonds net of the DAC written off as a result of the transaction of $2.1 billion. After allowing for tax of $(0.2) billion and the reduction in unrealised gains recorded directly in other comprehensive income of $(1.8) billion, the impact of the reinsurance transaction on IFRS shareholders' equity is a reduction of $(1.2) billion.
(iv)
The benefit arises from a co-reinsurance quota share transaction undertaken by the Hong Kong business in December 2020 as part of the Group's on-going asset/liability management. Future surpluses (or losses) arising from the business being reinsured will be shared with the reinsurer in accordance with the terms of the treaty. This treaty helps mitigate the effect of the accounting mismatch under the existing regulatory framework in Hong Kong and is part of our management of the transition to the new RBC regime.

D1.2 Equity investment by Athene into the US business

In 2020, all of the $1,014 million effect of transactions relating to non-controlling interests recognised in the consolidated statement of changes in equity relates to the equity investment by Athene Life Re Ltd ('Athene') into the US business completed on 17 July 2020. Under the transaction, Athene invested $500 million in Prudential's US business in return for an 11.1 per cent economic interest for which the voting interest is 9.9 per cent. Athene's investment is in the form of a cash subscription for the issuance of new common equity in the holding company containing Prudential's US businesses, including Jackson National Life Insurance Company and PPM America.

The following is summarised financial information for non-controlling interest in Prudential's US operations currently held by Athene since July 2020:

–
The profit after tax generated by the US operations and attributable to Athene is $57 million;
–
The comprehensive loss generated by the US operations and attributable to Athene is $(8) million; and
–
Of the US operations' total equity, the amount attributable to Athene is $1,063 million.

Analysis of assets and liabilities of the US operations is included in note C1 segmental balance sheet. Profit or loss of the US operations is included in note B1.4 segmental income statement. Total net decrease in cash and cash equivalents for the US operations during the year is shown below:

2020 $m

Cash flows from operating activities	(807)
Cash flows from investing activities	(2)
Cash flows from financing activities	470

Net cash flows in the year	(339)

No dividends were paid to Athene during the year.

D1.3 Discontinued UK and Europe operations

On 21 October 2019, the Group completed the demerger of its UK and Europe operations (M&G plc), which were classified as discontinued operations in the comparatives included within these consolidated financial statements in accordance with IFRS 5 'Non-current assets held for sale and discontinued operations'.

The results and cash flows for the discontinued UK and Europe operations presented in the consolidated financial statements for the period of ownership up to the demerger are analysed below. The profit and other comprehensive income for the period from the discontinued UK and Europe operations were wholly attributable to the equity holders of the Company.

Total comprehensive income

	2019 $m	2018 $m

Total revenue, net of reinsurance	33,212	(2,487)
Total charges, net of reinsurance	(31,118)	3,349

Profit before tax	2,094	862
Re-measurement on demerger	188	–
Cumulative exchange loss recycled from other comprehensive income	(2,668)	–

Total (loss) profit before tax	(386)	862
Tax (charge) credit	(775)	280

(Loss) profit for the year	(1,161)	1,142

Other comprehensive income:
Cumulative exchange loss recycled through profit or loss	2,668	–
Other items, net of related tax	203	(605)

Other comprehensive income (loss) for the year, net of related tax	2,871	(605)

Total comprehensive income for the year	1,710	537

Cash flows

	2019 $m	2018 $m

Cash flows from operating activities	2,375	5
Cash flows from investing activities	(454)	(478)
Cash flows from financing activities	–	(137)
Cash and cash equivalents divested on demerger	(7,611)	–

Net cash flows in the year	(5,690)	(610)
Net cash flows between discontinued and continuing operations*	(436)	(842)
Cash and cash equivalents at beginning of year	6,048	7,857
Effect of exchange rate changes on cash and cash equivalents	78	(357)

Cash and cash equivalents at end of year	–	6,048

*
The net cash flows between discontinued and continuing operations in 2019 of $(436) million primarily represented dividends of $(4,525) million, offset by payment for the transfer of debt to M&G plc from Prudential plc prior to the demerger of $4,161 million.

D2    Contingencies and related obligations

Litigation and regulatory matters

The Group is involved in various litigation and regulatory proceedings. These may from time to time include class actions involving Jackson. While the outcome of such litigation and regulatory issues cannot be predicted with certainty, the Group believes that their ultimate outcome will not have a material adverse effect on the Group's financial condition, results of operations or cash flows.

Guarantees

Guarantee funds in the US and certain markets in Asia provide for payments to be made to policyholders on behalf of insolvent life insurance companies and are financed by payments assessed on solvent insurance companies based on location, volume and type of business. The estimated reserve for future guarantee fund assessments is not significant. For the majority of the markets in Asia, the insurance company's obligation is limited to the amount paid based on a fixed percentage of premiums. The Directors believe that sufficient provision has been made on the balance sheet for all anticipated payments.

The Group has provided other guarantees and commitments to third parties entered into in the normal course of business but the Group does not consider that the amounts involved are significant.

Intra-group capital support arrangements

Prudential has put in place intra-group arrangements to formalise undertakings by Prudential to the regulators of the Hong Kong subsidiaries regarding their solvency levels.

D3    Post balance sheet events

Dividends

The 2020 second interim ordinary dividend approved by the Board of Directors after 31 December 2020 is as described in note B5.

Intention to demerge the Group's US operations in the second quarter of 2021

In January 2021, the Board announced that it had decided to pursue the separation of its US operations (Jackson) from the Group through a demerger, whereby shares in Jackson would be distributed to Prudential shareholders.

Subject to shareholder and regulatory approvals, the planned demerger is expected to complete in the second quarter of 2021 and would lead to a significantly earlier separation of Jackson from the Group than would have been possible through a minority IPO and future sell-downs, which from market precedent may have lasted until 2023. At the point of demerger, Prudential is planning to retain a 19.9 per cent non-controlling interest in Jackson, which will be reported within the consolidated financial position as a financial investment at fair value. Subject to market conditions, the Group intends to monetise a portion of this investment to support investment in Asia within 12 months of the planned demerger, such that the Group will own less than 10 per cent at the end of such period.

Following this decision in January 2021, the US operations (equivalent to the US segment disclosed in these financial statements) are considered to meet the held for distribution criteria in accordance with IFRS 5 'Non-current assets held for sale and discontinued operations'. It is not practicable to quantify the potential financial effect of the planned demerger and the retained non-controlling interest at this stage.

D4    Related party transactions

Transactions between the Company and its subsidiaries are eliminated on consolidation.

The Company has transactions and outstanding balances with collective investment schemes, collateralised debt obligations and similar entities that are not consolidated and where a Group company acts as manager, which are regarded as related parties for the purposes of IAS 24. The balances are included in the Group's statement of financial position at fair value or amortised cost in accordance with IAS 39 classifications with the corresponding amounts included in the income statement. The transactions include amounts paid on issue of shares or units, amounts received on cancellation of shares or units and amounts paid in respect of the periodic charge and administration fee.

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

In 2020, 2019 and 2018, other transactions with key management personnel were not deemed to be significant both by virtue of their size and in the context of the individuals' financial positions. All of these transactions were on terms broadly equivalent to those that prevailed in arm's-length transactions.

Additional details on the Directors' interests in shares, transactions or arrangements are given in Compensation and Employees. Key management remuneration is disclosed in note B2.3.

D5    Commitments

The Group has provided, from time to time, certain guarantees and commitments to third parties.

At 31 December 2020, Asia operations had $1,913 million unfunded commitments (31 December 2019: $2,013 million) primarily related to investments in infrastructure funds and alternative investment funds. At 31 December 2020, Jackson had unfunded commitments of $831 million (31 December 2019: $889 million) related to investments in limited partnerships and $185 million (31 December 2019: $796 million) related to commercial mortgage loans and other fixed income securities. These commitments were entered into in the normal course of business and a material adverse impact on the operations is not expected to arise from them.

D6    Investments in subsidiary undertakings, joint ventures and associates

D6.1 Basis of consolidation

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

The majority of such vehicles are not consolidated. In these cases, the Group is not the sponsor of the vehicles in which it holds investments and has no administrative rights over the vehicles' activities. The Group generates returns and retains the ownership risks commensurate to its holding and its exposure to the investments and does not have any further exposure to the residual risks or losses of the investments or the vehicles in which it holds investments. Accordingly, the Group does not have power over the relevant activities of such vehicles and all are carried at fair value through profit or loss within financial investments in the consolidated statement of financial position.

The table below provides aggregate carrying amounts of the investments in unconsolidated structured entities reported in the Group's statement of financial position:

	31 Dec 2020 $m			31 Dec 2019 $m

Statement of financial position line items	Investment funds	Separate account assets	Other structured entities	Investment funds	Separate account assets	Other structured entities

Equity securities and holdings in collective investment schemes	27,192	219,062	–	23,622	195,070	–
Debt securities	–	–	3,414	–	–	6,573

Total	27,192	219,062	3,414	23,622	195,070	6,573

As at 31 December 2020 and 2019, the Group does not have an agreement, contractual or otherwise, or intention to provide financial support to structured entities that could expose the Group to a loss.

D6.2 Dividend restrictions and minimum capital requirements

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

The Group's subsidiaries, joint ventures and associates in Asia may remit dividends to the Group, in general, provided the statutory insurance fund meets the capital adequacy standard required under local statutory regulations and has sufficient distributable reserves. For further details on local capital regulations in Asia please refer to note C10.2.

D6.3    Investments in joint ventures and associates

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

The Group's associates, which are also accounted for under the equity method, include the Indian insurance entity (with the majority shareholder being ICICI Bank). In addition, the Group has investments in collective investment schemes, funds holding collateralised debt obligations, property funds where the Group has significant influence. As allowed under IAS 28, these investments are accounted for on a fair value through profit or loss basis. The aggregate fair value of associates accounted for at fair value through profit or loss, where there are published price quotations, is approximately $0.7 billion at 31 December 2020 (31 December 2019: $0.7 billion).

For joint ventures and associates accounted for using the equity method, the 12 months financial information of these investments for the years ended 31 December 2020 and 2019 (covering the same period as that of the Group) has been used in these consolidated financial statements.

The Group's share of the profits for shareholder-backed business (including short-term fluctuations in investment returns), net of related tax, in joint ventures and associates, which are equity accounted as shown in the consolidated income statement at 31 December 2020, comprises the following:

Share of profits from joint ventures and associates, net of related tax	2020 $m	2019 $m	2018 $m

Asia insurance operations	400	291	238
Asia asset management operations	117	106	81

Total segment and Group total	517	397	319

There is no other comprehensive income in the joint ventures and associates. There has been no unrecognised share of losses of a joint venture or associate that the Group has stopped recognising in total comprehensive income.

The Group's interest in joint ventures gives rise to no contingent liabilities or capital commitments that are material to the Group.

D6.4    Related undertakings

In accordance with Section 409 of the Companies Act 2006, a list of Prudential Group's subsidiaries, joint ventures, associates and significant holdings (being holdings of more than 20 per cent) is disclosed below, along with the classes of shares held, the registered office address and the effective percentage of equity owned at 31 December 2020.

The definitions of a subsidiary undertaking, joint venture and associate in accordance with the Companies Act 2006 are different from the definition under IFRS Standards. As a result, the related undertakings included within the list below may not be the same as the undertakings consolidated in the Group IFRS financial statements. The Group's consolidation policy is described in note D6.1. The Group also operates through branches. At 31 December 2020, there was no significant branch outside the UK.

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

Other subsidiaries, joint ventures, associates and significant holdings of the Group – no shares held directly by the Parent Company, Prudential plc or its nominees

The table below represents the list of entities within the Group excluding the entities within the US business, which are shown in a separate table below.

Name of entity	Classes of shares held	Proportion held	Registered office address

Aberdeen Standard Cash Creation Fund	U	31.40%	28th Floor Bangkok City Tower, 179 South Sathorn Road, Thungmahamek, Sathorn, Bangkok 10120, Thailand

Aberdeen Standard Global Opportunities Fund	U	32.24%	20 Collyer Quay, #01-01, Singapore 049319

Aberdeen Standard Singapore Equity – SGD class	U	57.89%

Aberdeen Standard Singapore Equity Fund – USD class	U	42.67%	21 Church Street, #01-01, Capital Square Two, Singapore 049480

Allianz Global Investors Greater China Fund	U	43.06%	5F, No.378, Fu Xing N. Rd. Taipei, Taiwan

Alternatives North America Ltd.	U	100.00%	c/o MaplesFS Limited, P.O. Box 1093, Queensgate House, Grand Cayman, Cayman Islands KY1-1102

AMUNDI FTSE China A50 Index ETF	U	58.20%	90, boulevard Pasteur, 75015 Paris – France

BOCHK Aggressive Growth Fund	U	44.20%	27th Floor, Bank of China Tower, 1 Garden Road, Hong Kong

BOCHK Balanced Growth Fund	U	38.00%

BOCHK China Equity Fund	U	61.53%

BOCHK Conservative Growth Fund	U	38.26%

BOCHK US Dollar Money Market Fund	U	24.23%

BOCI-Prudential Asset Management Limited	OS	36.00%

BOCI-Prudential Trustee Limited	OS	36.00%	12th Floor and 25th Floor, Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong

Name of entity	Classes of shares held	Proportion held	Registered office address

Capital Asian Bond Fund	U	40.72%	15F., No.69, Sec. 2, Dunhua South. Rd. Da-an District, Taiwan

CBRE European Industrial Fund	U	23.40%	2100 McKinney Avenue, 12th Floor, Dallas, TX 75201, USA

CITIC-CP Asset Management Co., Ltd.	MI	26.95%	Room 101-2, No.128 North Zhangjiabang Road, Pudong District, Shanghai, China

CITIC-Prudential Fund Management Company Limited	MI	49.00%	Level 9, HSBC Building, Shanghai IFC, 8 Century Avenue, Pudong, Shanghai, China

CITIC-Prudential Life Insurance Company Limited	MI	50.00%	0507-0510, 1601-1616, East Tower, World Financial Centre, No.1 East Third Ring Middle Road, Chaoyang District, Beijing, 100020, China

Eastspring Al-Wara' Investments Berhad	OS	100.00%	Level 25, Menara Hong Leong, No. 6 Jalan Damanlela, Bukit Damansara, 50490 Kuala Lumpur, Malaysia

Eastspring Asset Management Korea Co. Ltd.	OS	100.00%	15th Floor, Shinhan Investment Tower, 70 Yoidae-ro, Youngdungpo-gu, Seoul 07325, Korea

Eastspring Global Smart Beta Baby Investment Trust H	U	60.00%	Goodmorning Shinhan Tower 15F Yeoido Dong 23-2, Youngdungpo-gu, Seoul 150-010, Korea

Eastspring Global Smart Beta Baby Investment Trust USD	U	100.00%

Eastspring Infrastructure Debt Fund L.P.	PI	90.68%	PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

Eastspring Investment Asia Real Estate Multi Asset Income Fund	U	80.65%	26, Boulevard Royal, L-2449, Luxembourg

Eastspring Investment Asia Sustainable Bond Fund	U	99.99%

Eastspring Investment K-Short Term Bond Alpha Securities Investment Trust (Bond Balanced)	U	20.41%	15th Floor, Shinhan Investment Tower, 70 Yoidae-ro, Youngdungpo-gu, Seoul 07325, Korea

Eastspring Investment Management (Shanghai) Company Limited	MI	100.00%	Unit 306-308, 3rd Floor, Azia Center, 1233 Lujiazui Ring Road, China (Shanghai) Pilot Free Trade Zone, China

Eastspring Investments – Global Growth Equity Fund	U	73.87%	26, Boulevard Royal, L-2449, Luxembourg

Eastspring Investments – Global Low Volatility Equity Fund	U	99.48%

Eastspring Investments – Global Technology Fund	U	81.38%

Eastspring Investments – Pan European Fund	U	64.88%

Eastspring Investments – US High Yield Bond Fund	U	41.33%

Eastspring Investments (Hong Kong) Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong

Eastspring Investments (Luxembourg) S.A.	OS	100.00%	26, Boulevard Royal, L-2449, Luxembourg

Eastspring Investments (Singapore) Limited	OS	100.00%	10 Marina Boulevard, #32-01, Marina Bay Financial Centre Tower 2, Singapore 018983

Name of entity	Classes of shares held	Proportion held	Registered office address

Eastspring Investments Asia Oceania High Dividend Equity Fund	U	100.00%	Eastspring Investments Limited, Marunouchi Park Bldg., 2-6-1 Marunochi, Chiyoda-ku, Tokyo, Japan 100-6905

Eastspring Investments Asia Oceania U&I Bond Fund	U	99.92%

Eastspring Investments Asia Pacific Equity Fund	U	99.97%	26, Boulevard Royal, L-2449, Luxembourg

Eastspring Investments Asian Bond Fund	U	39.08%

Eastspring Investments Asian Dynamic Fund	U	90.00%

Eastspring Investments Asian Equity Fund	U	99.17%

Eastspring Investments Asian Equity Income Fund	U	80.97%

Eastspring Investments Asian High Yield Bond Fund	U	29.28%

Eastspring Investments Asian High Yield Bond MY Fund	U	67.90%	Eastspring Investments Berhad, Level 22, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia
Eastspring Investments Asian Infrastructure Equity Fund	U	71.48%	26, Boulevard Royal, L-2449, Luxembourg

Eastspring Investments Asian Investment Grade Bond Fund	U	92.65%

Eastspring Investments Asian Low Volatility Equity Fund	U	99.11%

Eastspring Investments Asian Multi Factor Equity Fund	U	100.00%

Eastspring Investments Asian Property Securities Fund	U	97.70%

Eastspring Investments Berhad	OS	100.00%	Level 25, Menara Hong Leong, No. 6 Jalan Damanlela, Bukit Damansara, 50490 Kuala Lumpur, Malaysia

Eastspring Investments China A Shares Growth Fund	U	91.25%	26, Boulevard Royal, L-2449, Luxembourg

Eastspring Investments Dragon Peacock Fund	U	90.95%

Eastspring Investments Emerging Markets Star Players	U	41.15%	Eastspring Investments Limited, Marunouchi Park Bldg., 2-6-1 Marunochi, Chiyoda-ku, Tokyo, Japan 100-6905

Eastspring Investments Equity Income Fund	U	29.20%	Eastspring Investments Berhad, Level 22, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia

Eastspring Investments European Inv Grade Bond Fund	U	99.73%	26, Boulevard Royal, L-2449, Luxembourg

Eastspring Investments Fund Management Limited Liability Company	MI	100.00%	23rd Floor, Saigon Trade Center, 37 Ton Duc Thang Street, District 1, Ho Chi Minh City, Vietnam

Name of entity	Classes of shares held	Proportion held	Registered office address

Eastspring Investments Global Emerging Markets Bond Fund	U	99.96%	26, Boulevard Royal, L-2449, Luxembourg

Eastspring Investments Global Equity Navigator Fund	U	98.43%

Eastspring Investments Global Market Navigator Fund	U	99.63%

Eastspring Investments Global Multi Asset Income Plus Growth Fund	U	99.99%

Eastspring Investments Greater China Equity Fund	U	94.66%

Eastspring Investments Group Pte. Ltd.	OS	100.00%	10 Marina Boulevard, #32-01, Marina Bay Financial Centre Tower 2, Singapore 018983

Eastspring Investments Incorporated	OS	100.00%	874 Walker Road, Suite C, Dover, DE 19904, USA

Eastspring Investments India Consumer Equity Open Limited	OS	100.00%	3rd Floor, 355 NEX, Rue du Savoir, Cybercity Ebene, 72201, Mauritius

Eastspring Investments India Equity Fund	U	77.64%	26, Boulevard Royal, L-2449, Luxembourg

Eastspring Investments India Equity Open Limited	OS	100.00%	3rd Floor, 355 NEX, Rue du Savoir, Cybercity Ebene, 72201, Mauritius

Eastspring Investments India Infrastructure Equity Open Limited	OS	100.00%

Eastspring Investments Japan Dynamic MY Fund	U	37.02%	Eastspring Investments Berhad, Level 22, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia
Eastspring Investments Limited	OS	100.00%	Marunouchi Park Building, 6-1 Marunouchi 2-chome, Chiyoda-Ku, Tokyo, Japan

Eastspring Investments MY Focus Fund	U	26.11%	Eastspring Investments Berhad, Level 22, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia

Eastspring Investments Services Pte. Ltd.	OS	100.00%	10 Marina Boulevard, #32-01, Marina Bay Financial Centre Tower 2, Singapore 018983

Eastspring Investments SICAV-FIS – Alternative Investments Fund	U	100.00%	26, Boulevard Royal, L-2449, Luxembourg

Eastspring Investments SICAV-FIS – Asia Pacific Loan Fund	U	90.92%

Eastspring Investments Unit Trust – Dragon Peacock Fund	U	97.74%	10 Marina Boulevard, #32-01, Marina Bay Financial Centre, Singapore 018983

Eastspring Investments US Corporate Bond Fund	U	60.63%	26, Boulevard Royal, L-2449, Luxembourg

Eastspring Investments US High Inv Grade Bond Fund	U	90.09%

Eastspring Investments US Investment Grade Bond Fund	U	40.83%

Eastspring Investments UT Singapore ASEAN Equity Fund	U	98.74%	10 Marina Boulevard, #32-01, Marina Bay Financial Centre, Singapore 018983

Eastspring Investments UT Singapore Select Bond Fund	U	75.14%

Eastspring Investments Vietnam Navigator Fund	U	76.45%	23rd Floor, Saigon Trade Center, 37 Ton Duc Thang Street, District 1, Ho Chi Minh City, Vietnam

Name of entity	Classes of shares held	Proportion held	Registered office address

Eastspring Investments World Value Equity Fund	U	95.42%	26, Boulevard Royal, L-2449, Luxembourg

Eastspring Overseas Investment Fund Management (Shanghai) Company Limited	MI	100.00%	Unit 306-308, 3rd Floor, 1233 Lujiazui Ring Road, China (Shanghai) Pilot Free Trade Zone, China

Eastspring Real Assets Partners	OS	100.00%	PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

Eastspring Securities Investment Trust Co., Ltd.	OS	99.54%	4th Floor, No.1 Songzhi Road, Taipei 110, Taiwan

First Sentier Global Property Securities Fund	U	56.08%	38 Beach Road, #06-11 South Beach Tower, Singapore 189767

First State China Focus Fund	U	71.78%	70 Sir John Rogerson's Quay, Dublin 2, D02 R296, Ireland

FRANK TP ASIA GR-A-ACC-SGD	U	28.03%	8A, rue Albert Borschette, L-1246 Luxembourg

Fubon China Bond Umbrella Fund	U	37.09%	8F., No.108, Sec.1, Dunhua South. Rd. Taipei, Taiwan

Fubon Global Investment Grade Bond Fund	U	41.28%

Fuh Hwa Emerging Market RMB Fixed Income Fund	U	24.51%	8F & 9F., No.308, Sec. 2, Bade Rd., Da-an District

Furnival Insurance Company PCC Limited	OS	100.00%	PO Box 155, Mill Court, La Charroterie, St Peter Port, GY1 4ET, Guernsey

GS Twenty Two Limited	OS	100.00%	1 Angel Court, London, EC2R 7AG, United Kingdom

Hyde Holdco 1 Limited (In Liquidation)	OS	100.00%	c/o Mazars LLP, 45 Church Street, Birmingham, B3 2RT, United Kingdom

ICICI Prudential Asset Management Company Limited	OS	49.00%	12th Floor, Narain Manzil, 23, Barakhamba Road, New Delhi 110001, India

ICICI Prudential Life Insurance Company Limited	OS	22.11%	ICICI PruLife Towers, 1089 Appasaheb Marathe Marg, Prabhadevi, Mumbai 400025, India

ICICI Prudential Pension Funds Management Company Limited	OS	22.11%

ICICI Prudential Trust Limited	OS	49.00%	12th Floor, Narain Manzil, 23, Barakhamba Road, New Delhi 110001, India

Invesco Fixed Maturity Selective Emerging Market Bonds 2024	U	100.00%	8F, No 122, Tung Hua N. Rd. Taipei, Taiwan

Invesco Select 6 Year Maturity Global Bond Fund	U	100.00%

iShares Core MSCI Asia	U	72.07%	16/F Champion Tower, 3 Garden Road, Central, Hong Kong

iShares Edge MSCI USA Minimum Volatility ESG UCITS Fund	U	78.95%	J.P. Morgan, 200 Capital, 79 Sir John Rogerson's Quay, Dublin 2, D02 RK57, Ireland

iShares Edge MSCI USA Momentum Factor UCITS Fund	U	37.14%

iShares Fallen Angels High Yield Corporate Bond UCITS ETF Wing	U	38.11%	79 Sir John Rogerson's Quay, Dublin 2, D02 RK 57, Ireland

Name of entity	Classes of shares held	Proportion held	Registered office address

JPMorgan Investment Funds – Global Select Equity Fund	U	28.59%	JPMorgan Asset Management (Europe) S.à r.l., 6, route de Trèves, L-2633 Senningerberg, Luxembourg

JPMorgan Liquidity Funds – SGD Liquidity LVNAV Fund	U	21.21%

KKP Active Equity Fund	U	22.04%	19/F Muang Thai-Phatra Complex, Building Tower, A, 252/25 Ratchadapisek Road, Huaykwang, Bangkok 10310, Thailand

Krungsri Greater China Equity Hedged Dividend Fund	U	25.64%	12th, 18th Zone B Floor, Ploenchit Tower 898 Ploenchit Road, Lumpini Pathumwan, Bangkok 10330, Thailand

Lasalle Property Securities SICAV-FIS	U	100.00%	11-13 Bouldevard de la Foire, L-1528 Luxembourg

M&G Asia Property Trust	U	100.00%	8 Marina Boulevard, 05-02 Marina Bay, Financial Centre Tower 1, Singapore, 018981

M&G Luxembourg European Strategic Value Fund	U	78.60%	49 Avenue J.F. Kennedy, L-1855, Luxembourg

M&G Real Estate Asia Holding Company Pte. Ltd.	OS	33.00%	10 Marina Boulevard, #31-03, Marina Bay, Financial Centre Tower 2, Singapore, 018983

Manulife Asia Pacific Bond Fund	U	50.85%	9/F, No 89 Son Ren Road, Taipei, Taiwan

Manulife China Dim Sum High Yield Bond Fund	U	65.43%

Manulife China Offshore Bond Fund	U	66.01%

Manulife USD High Yield Bond Fund	U	26.54%

Neuralbay Pte. Ltd.	OS	100.00%	10 Central Exchange Green, Pixel, Singapore 138649

Nomura Six Years Fixed Maturity Asia Pacific Emerging Market Bond Fund	U	100.00%	101 Tower, 30F, No. 7 Sec. 5, Xinyi Rd., Xinyi Dist., Taipei, Taiwan

Nomura Six Years Fixed Maturity Emerging Market Bond Fund	U	43.03%

Nomura Six Years Ladder Maturity Asia Pacific Emerging Market Bond Fund	U	100.00%

North Sathorn Holdings Company Limited	OS	100.00%	3 Rajanakarn Building, 20th Floor, South Sathorn Road, Yannawa Subdistrict, Sathorn District, Bangkok, Thailand

PCA IP Services Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong

PCA Life Assurance Co. Ltd.	OS	99.79%	8th Floor, No.1 Songzhi Road, Taipei City, 11047, Taiwan

PCA Reinsurance Co. Ltd.	OS	100.00%	Unit Level 13(A), Main Office Tower, Financial Park Labuan, Jalan Merdeka, 87000 Federal Territory of Labuan, Malaysia

Prenetics Limited	PS	12.65%	7th Floor, Prosperity Millennia Plaza, 663 King's Road, North Point, Hong Kong

Pru Life Insurance Corporation of U.K.	OS	100.00%	9th Floor, Uptown Place Tower 1, 1 East 11th Drive, Uptown Bonifacio, 1634 Taguig City, Metro Manila, Philippines

Pru Life UK Asset Management and Trust Corporation	OS	100.00%	2nd Floor, Uptown Parade 2, 36th Street, Uptown Bonifacio, 1634 Taguig City, Metro Manila, Philippines

Name of entity	Classes of shares held	Proportion held	Registered office address

Prudence Foundation	LBG	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong

Prudential (Cambodia) Life Assurance Plc	OS	100.00%	20th Floor, #445, Monivong Blvd, Boeung Prolit, 7 Makara, Phnom Penh Tower, Phnom Penh, Cambodia

Prudential (US Holdco 1) Limited	OS	100.00%	1 Angel Court, London, EC2R 7AG, United Kingdom

Prudential Africa Holdings Limited	OS	100.00%

Prudential Africa Services Limited	OS	100.00%	Vienna Court, Ground Floor, State House Crescent, Off State House Avenue, Nairobi, P.O Box 25093, Kenya

Prudential Assurance Company Singapore (Pte) Limited	OS	100.00%	30 Cecil Street, #30-01 Prudential Tower, Singapore 049712

Prudential Assurance Malaysia Berhad*	OS	51.00%	Level 20, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia

Prudential Assurance Uganda Limited	OS	100.00%	Zebra Plaza, Plot 23, Kampala Road, P.O. Box 2660, Kampala, Uganda

Prudential BeGeneral Insurance S.A.	OS	51.00%	Immeuble WOODIN Center 1st Floor, Avenue Nogues, Plateaux, Abidjan, Côte d'Ivoire

Prudential BeLife Insurance S.A.	OS	50.93%

Prudential Beneficial General Insurance Cameroon S.A.	OS	50.04%	1944 Blvd de la République, BP 2328, Douala, Cameroon

Prudential Beneficial Life Insurance Cameroon S.A.	OS	51.00%

Prudential Beneficial Life Insurance Togo S.A.	OS	50.99%	2963 Rue De La Chance Agbalepedogan, P.B. 1115, Lome, Togo

Prudential BSN Takaful Berhad†	OS	49.00%	Level 8A, Menara Prudential, 10 Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia

Prudential Corporation Australasia Holdings Pty Limited (in liquidation)	OS	100.00%	31 Highgate Circuit, Kellyville, NSW, 2155, Australia

Prudential Corporation Holdings Limited	OS	100.00%	1 Angel Court, London, EC2R 7AG, United Kingdom

Prudential General Insurance Hong Kong Limited	OS	100.00%	59th Floor, One Island East, 18 Westlands Road, Quarry Bay, Hong Kong

Prudential Group Secretarial Services HK Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong

Prudential Group Secretarial Services Limited	OS	100.00%	1 Angel Court, London, EC2R 7AG, United Kingdom

Prudential Holdings Limited	OS	100.00%	4th Floor, Saltire Court, 20, Castle Terrace, Edinburgh, EH1 2EN, United Kingdom

Prudential Hong Kong Limited	OS	100.00%	59th Floor, One Island East, 18 Westlands Road, Quarry Bay, Hong Kong

Prudential International Treasury Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong

Prudential IP Services Limited	OS	100.00%	1 Angel Court, London, EC2R 7AG, United Kingdom

Name of entity	Classes of shares held	Proportion held	Registered office address

Prudential Life Assurance (Lao) Company Limited	OS	100.00%	5th Floor, Lao international Business and Tourist Center Project (Vientiane Center), Khouvieng Road, Nongchan Village, Sisattanak District, Vientiane Capital, Lao PDR

Prudential Life Assurance (Thailand) Public Company Limited	OS	99.93%	9/9 @Sathorn Building, 20th-27th Floor, South Sathorn Road, Yannawa, Sahtorn, Bangkok 10120, Thailand

Prudential Life Assurance Kenya Limited	OS	100.00%	Vienna Court, Ground Floor, State House Crescent, Off State House Avenue, Nairobi, P.O Box 25093, Kenya

Prudential Life Assurance Zambia Limited	OS	100.00%	Prudential House, Plot No.32256, Thabo Mbeki Road, P.O. Box 31357, Lusaka, Zambia

Prudential Life Insurance Ghana Limited	OS	100.00%	35 North Street, Tesano, Accra, Accra – North, PO Box AN11549, Ghana

Prudential Life Vault Limited	OS	100.00%	98 Awolowo Road, South-West Ikoyi, Lagos, Nigeria

Prudential Mauritius Holdings Limited	OS	100.00%	3rd Floor, 355 NEX, Rue du Savoir, Cybercity Ebene, 72201, Mauritius

Prudential Myanmar Life Insurance Limited	OS	100.00%	#15-01, 15th Floor, Sule Square, 221 Sule Pagoda Road, Kyauktada Township, Yangon, Myanmar

Prudential Pensions Management Zambia Limited	OS	49.00%	Prudential House, Plot No.32256, Thabo Mbeki Road, P.O. Box 31357, Lusaka, Zambia

Prudential Services Asia Sdn. Bhd.	OS	100.00%	Suite 1005, 10th Floor, Wisma Hamzah-Kwong Hing, No. 1 Leboh Ampang, 50100 Kuala Lumpur, Malaysia

	PS	100.00%

Prudential Services Limited	OS	100.00%	1 Angel Court, London, EC2R 7AG, United Kingdom

Prudential Services Singapore Pte. Ltd.	OS	100.00%	1 Wallich Street, #19-01 Guoco Tower, Singapore 078881

Prudential Singapore Holdings Pte. Limited	OS	100.00%	30 Cecil Street, #30-01 Prudential Tower, Singapore 049712

Prudential Technology and Services India Private Limited	OS	100.00%	EPIP Industrial Area, Whitefield Road, K.R Puram, Near SAP Labs, Hubli, Bangalore, Karnataka, 560066, India

Prudential Vietnam Assurance Private Limited	OS	100.00%	25th Floor, Saigon Trade Centre, 37 Ton Duc Thang Street, District 1, Ho Chi Minh City, Vietnam

Prudential Zenith Life Insurance Limited	OS	51.00%	13th Floor, Civic Towers, Ozumba Mbadiwe Avenue, Victoria Island, Lagos, Nigeria

PT. Eastspring Investments Indonesia	OS	100.00%	Prudential Tower, 23rd Floor, Jl. Jend. Sudirman Kav.79, Jakarta 12910, Indonesia

PT. Prudential Life Assurance	OS	94.62%	Prudential Tower, JI. Jend. Sudirman Kav. 79, Jakarta 12910, Indonesia

Pulse EcoSystems Pte. Ltd.	OS	100.00%	1 Wallich Street, #19-01 Guoco Tower, Singapore 078881

PVFC Financial Limited	OS	100.00%	Suite 509, 5th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong

Name of entity	Classes of shares held	Proportion held	Registered office address

Reksa Dana Eastspring IDR Fixed Income Fund (NDEIFF)	U	99.64%	Prudential Tower, 23rd Floor, Jl. Jend. Sudirman Kav.79, Jakarta 12910, Indonesia

Reksa Dana Eastspring Investments Alpha Navigator Fund	U	85.85%

Reksa Dana Eastspring Investments Cash Reserve	U	99.16%

Reksa Dana Eastspring Investments IDR High Grade	U	21.46%

Reksa Dana Eastspring Investments Value Discovery	U	88.20%

Reksa Dana Syariah Eastspring Syariah Equity Islamic Asia Pacific USD	U	86.66%

Reksa Dana Syariah Eastspring Syariah Fixed Income Amanah	U	59.79%

Reksa Dana Syariah Eastspring Syariah Money Market Khazanah	U	98.30%

Reksa Dana Syariah Penyertaan Terbatas Bahana Syariah BUMN Fund	U	99.01%	Graha CIMB Niaga 21st Floor. Jl Jend Sudirman Kav 58, Jakarta – 12190, Indonesia.

Rhodium Investment Fund	U	99.82%	10 Marina Boulevard, #32-01, Marina Bay Financial Centre Tower 2, Singapore 018983

SCB Global Income Fund	U	26.65%	7-8th Floor, SCB Park Plaza 1, 18 Ratchadapisek Road, Chatuchak, Bangkok 10900, Thailand

Schroder Asian Investment Grade Credit	U	35.52%	138 Market Street, #23-01 CapitaGreen, Singapore 048946

Schroder Emerging Markets Fund	U	63.91%

Schroder Multi-Asset Revolution	U	59.60%

Schroder US Dollar Money Fund	U	37.08%	HSBC Institutional Trust Service (Asia) Limited, 1 Queen's Road Central, Hong Kong.

Scotts Spazio Pte. Ltd.	OS	45.00%	30 Cecil Street #23-02 Prudential Tower, Singapore, 049712

Shenzhen Prudential Technology Limited	MI	100.00%	Unit 5, 8th Floor, China Resources Tower, No.2666 Keyuan South Road, Yuehai Street, Nanshan District, Shenzhen, 518054, China

Sri Han Suria Sdn. Bhd.	OS	51.00%	Suite 1005, 10th Floor Wisma Hamzah-Kwong Hing, No. 1 Leboh Ampang, 50100 Kuala Lumpur, Malaysia

Staple Limited	OS	100.00%	3 Rajanakarn Building, 20th Floor, South Sathorn Road, Yannawa Subdistrict, Sathorn District, Bangkok, Thailand

Thanachart Fund Management Co., Ltd.	OS	50.10%	Units 902-908, 9th Floor, Mitrtown Office Tower 944, Rama 4 Road, Wangmai, Patumwan, Bangkok, 10330, Thailand

TMB Asset Management Co., Ltd.	OS	65.00%	32nd Floor, Abdulrahim Building, 990 Rama IV Road, Silom, Bangrak, Bangkok 10500, Thailand

UOB Smart Global Healthcare	U	36.67%	23A, 25th Floor, Asia Centre Building, 173/27-30, 32-33 South Sathorn Road, Thungmahamek, Sathorn, Bangkok 10120, Thailand

UOB Smart Millennium Growth Fund	U	34.24%

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

The table below represents the list of entities within the Group's US business. On 17 July 2020, the Group completed the equity investment transaction by Athene, under which Athene invested $500 million in the Group's US business in return for an 11.1 per cent economic interest for which the voting interest is 9.9 per cent. The proportion held shown in the table below represents the Prudential's effective percentage of voting interest owned.

Name of entity	Classes of shares held	Proportion held	Registered office address

95th Avenue Retail Building, LLC	MI	90.10%	901 S., Ste. 201, Second St., Springfield, IL, 62704-7909, USA

Allied Life Brokerage Agency, Inc	LPI	90.10%	1 Corporate Way, Lansing, MI 48951, USA

Brier Capital LLC	OS	90.10%

Brooke Life Insurance Company	OS	90.10%

Centre Capital Non-Qualified Investors IV AIV-RA, L.P.	LPI	39.74%	2711 Centreville Road, Suite 400, Wilmington, DE 19808, USA

Centre Capital Non-Qualified Investors V AIV-ELS LP	LPI	32.96%

Centre Capital Non-Qualified Investors V LP	LPI	33.98%

CEP IV-A CWV AIV LP	LPI	21.60%	615 South Dupont Highway, Dover, DE 19901, USA

CEP IV-A Davenport AIV LP	LPI	21.57%	22 St. Clair Avenue East, Suite 1700, Toronto CA M4T 2S3

CEP IV-A INDY AIV Limited Partnership Canada	LPI	21.57%

CEP IV-A Indy AIV LP	LPI	21.57%

CEP IV-A NMR AIV LP	LPI	21.57%

Hermitage Management LLC	OS	90.10%	1 Corporate Way, Lansing, MI 48951, USA

Jackson Charitable Foundation Inc	NSB	90.10%

Jackson Finance LLC	OS	90.10%

Jackson Financial Inc	OS	90.10%	1105 North Market Street, Suite 1300, Wilmington, DE 19801, USA

Jackson Holdings LLC	OS	90.10%

Jackson National Asset Management LLC	OS	90.10%	1 Corporate Way, Lansing, MI 48951, USA

Jackson National Life (Bermuda) Limited	OS	90.10%	Cedar House, Hamilton, Bermuda

Jackson National Life Distributors LLC	OS	90.10%	1209 Orange Street, Wilmington, DE 19801, USA

Jackson National Life Insurance Agency, LLC	OS	90.10%

Jackson National Life Insurance Company	OS	90.10%	1 Corporate Way, Lansing, MI 48951, USA

Jackson National Life Insurance Company of New York	OS	90.10%	2900 Westchester Avenue, Suite 305, Purchase, NY 10577, USA

Mission Plans of America, Inc	OS	90.10%	1999 Bryan Street, Suite 900, Dallas, TX 75201, USA

National Planning Holdings, LLC	OS	90.10%	1209 Orange Street, Wilmington, DE 19801, USA

Old Hickory Fund I, LLC	MI	90.10%	874 Walker Road, Suite C, Dover, DE 19904, USA

PGDS (US One) LLC	OS	90.10%	1209 Orange Street, Wilmington, DE 19801, USA

Name of entity	Classes of shares held	Proportion held	Registered office address

PPM America Capital Partners III, LLC	MI	54.51%	874 Walker Road, Suite C, Dover, DE 19904, USA

PPM America Capital Partners IV, LLC	MI	31.08%

PPM America Capital Partners V, LLC	MI	30.63%

PPM America Capital Partners VI, LLC	MI	28.83%

PPM America Private Equity Fund III LP	LPI	45.10%

PPM America Private Equity Fund IV LP	LPI	45.01%

PPM America Private Equity Fund V LP	LPI	45.01%

PPM America Private Equity Fund VI LP	LPI	43.22%

PPM America Private Equity Fund VII LP	LPI	48.03%

PPM America, Inc	OS	90.10%

PPM CLO 2018-1 Ltd.	PS	74.78%	Queensgate House, South Church Street, George Town, Grand Cayman KY1-1102, Cayman Islands

PPM CLO 3 Ltd.	OS	90.10%	PO Box 1093, Queensgate House, Grand Cayman KY1-1102, Cayman Islands

PPM CLO 4 Ltd.	PS	71.18%	PO Box 1093, Queensgate House, Grand Cayman KY1-1102, Cayman Islands

PPM Funds – PPM Core plus Fixed Income Fund	MFS	89.96%	84 State Street, 6th Floor, Boston, MA 02109, USA

PPM Funds – PPM High Yield Core Fund	MFS	90.08%

PPM Funds – PPM Small Cap Value Fund	MFS	53.84%

PPM Holdings, Inc	OS	90.10%	874 Walker Road, Suite C, Dover, DE 19904, USA

PPM Loan Management Company LLC	MI	90.10%

PPM Loan Management Holding Company LLC	MI	90.10%

REALIC of Jacksonville Plans, Inc	OS	90.10%	1999 Bryan Street, Suite 900, Dallas, TX 75201, USA

ROP, Inc	OS	90.10%	1209 Orange Street, Wilmington, DE 19801, USA

Squire Capital I LLC	MI	90.10%	1 Corporate Way, Lansing, MI 48951, USA

Squire Capital II LLC	OS	90.10%

Squire Reassurance Company II, Inc	OS	90.10%	40600 Ann Arbor Road, East Suite 201, Plymouth, MI 48170, USA

Squire Reassurance Company LLC	OS	90.10%	1 Corporate Way, Lansing, MI 48951, USA

VFL International Life Company SPC, Ltd.	OS	90.10%	171 Elgin Avenue, Grand Cayman, Cayman Islands

Wynnefield Private Equity Partners I, L.P.	LPI	89.09%	1313 North Market Street Ste 5100, Wilmington, DE 19801, USA

Index to the Condensed Financial Information of Registrant Prudential plc

Schedule II
Condensed Financial Information of Registrant Prudential plc
Profit and Loss Accounts (FRS 101 Basis)

Years ended 31 Dec	2020 $m	2019 $m	2018 $m

Investment income, including dividends received from subsidiary undertakings	539	9,707	2,143
Investment expenses and charges	(320)	(515)	(549)
Gain on revaluation of M&G plc	–	3,649	–
Other charges:
Corporate expenditure	(266)	(713)	(346)
Foreign currency exchange (losses) gains	(19)	(18)	7

(Loss) Profit on ordinary activities before tax	(66)	12,110	1,255
Tax (charge) credit on profit on ordinary activities	(19)	145	135

(Loss) profit for the financial year	(85)	12,255	1,390

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss
Exchange movements arising during the year	–	393	(428)
Items that will not be reclassified to profit or loss
Actuarial (losses) gains recognised in respect of the defined benefit pension scheme	–	(91)	25
Related tax	–	16	(4)

	–	318	(407)

Total comprehensive (loss) income for the year	(85)	12,573	983

The accompanying notes are an integral part of this condensed financial information

Schedule II
Condensed Financial Information of Registrant Prudential plc
Statements of Financial Position (FRS 101 Basis)

	31 Dec 2020 $m	31 Dec 2019 $m

Non-current assets
Investments in subsidiary undertakings	12,682	10,444
Amounts owed by subsidiary undertakings	–	2,000

	12,682	12,444
Current assets
Amounts owed by subsidiary undertakings	6,722	6,352
Tax recoverable	–	66
Other debtors	5	4
Cash at bank and in hand	5	54

	6,732	6,476

Liabilities: amounts falling due within one year
Commercial paper	(501)	(520)
Amounts owed to subsidiary undertakings	(149)	(141)
Tax payable	(16)	(14)
Accruals and deferred income	(79)	(78)

	(745)	(753)

Net current assets	5,987	5,723

Total assets less current liabilities	18,669	18,167

Liabilities: amounts falling due after more than one year
Subordinated liabilities	(4,332)	(4,304)
Debenture loans	(1,701)	(690)
Other borrowings	(350)	–

	(6,383)	(4,994)

Total net assets	12,286	13,173

Capital and reserves
Share capital	173	172
Share premium	2,637	2,625
Profit and loss account	9,476	10,376

Shareholders' funds	12,286	13,173

The accompanying notes are an integral part of this condensed financial information

Schedule II
Condensed Financial Information of Registrant Prudential plc
Statements of Changes in Equity (FRS 101 basis)

	Share capital $m	Share premium $m	Profit and loss account $m	Total shareholders' funds $m

Balance at 1 Jan 2018	175	2,635	7,511	10,321
Impact of initial application of IFRS 9	–	–	(12)	(12)
Total comprehensive income for the year
Profit for the year	–	–	1,390	1,390
Actuarial gains recognised in respect of the defined benefit pension scheme	–	–	21	21
Foreign exchange translation differences due to change in presentation currency at 31 Dec 2018	–	–	(428)	(428)

Total comprehensive income for the year	–	–	983	983
Transactions with owners, recorded directly in equity
New share capital subscribed	1	22	–	23
Dividends	–	–	(1,662)	(1,662)
Foreign exchange translation differences due to change in presentation currency at 31 Dec 2018	(10)	(155)	–	(165)

Total contributions by and distributions to owners	(9)	(133)	(1,662)	(1,804)
Balance at 31 Dec 2018	166	2,502	6,820	9,488

Balance at 1 Jan 2019	166	2,502	6,820	9,488
Total comprehensive income for the year
Profit for the year	–	–	12,255	12,255
Actuarial loss recognised in respect of the defined benefit pension scheme	–	–	(75)	(75)
Foreign exchange translation differences due to change in presentation currency at 31 Dec 2019	–	–	393	393

Total comprehensive income for the year	–	–	12,573	12,573
Transactions with owners, recorded directly in equity
New share capital subscribed	–	22	–	22
Share based payment transactions	–	–	(4)	(4)
Dividend in specie of M&G plc	–	–	(7,379)	(7,379)
Other dividends	–	–	(1,634)	(1,634)
Foreign exchange translation differences due to change in presentation currency at 31 Dec 2019	6	101	–	107

Total contributions by and distributions to owners	6	123	(9,017)	(8,888)

Balance at 31 Dec 2019	172	2,625	10,376	13,173

Balance at 1 Jan 2020	172	2,625	10,376	13,173
Total comprehensive loss for the year	–	–	(85)	(85)
Transactions with owners, recorded directly in equity
New share capital subscribed	1	12	–	13
Share based payment transactions	–	–	(1)	(1)
Dividends	–	–	(814)	(814)

Total contributions by and distributions to owners	1	12	(815)	(802)

Balance at 31 Dec 2020	173	2,637	9,476	12,286

The accompanying notes are an integral part of this condensed financial information

Schedule II
Condensed Financial Information of Registrant Prudential plc
Statements of Cash Flows (FRS 101 Basis)

Years ended 31 December	2020 $m	2019 $m	2018 $m

Operating:
Net cash inflow from operating activities before interest and tax	273	6,015	1,868
Interest paid	(320)	(500)	(537)
Taxes received	93	117	130
Dividends paid	(814)	(1,634)	(1,662)

Net cash (outflow) inflow before financing	(768)	3,998	(201)

Financing:
Issue of ordinary share capital	13	22	23
Issue of borrowings	983	367	2,132
Repayment of borrowings	–	(863)	(1,381)
Transfer of debt to M&G plc prior to demerger of UK and Europe operations	–	(4,161)	–
Movement in commercial paper and other borrowings to support a short-term fixed income securities program	(19)	(81)	(19)
Investment in subsidiary undertakings	112	118	(117)
Movement in net amount owed by subsidiary undertakings	(370)	626	(600)

Net cash inflow (outflow) from financing	719	(3,972)	38

Net cash (outflow) inflow for the year	(49)	26	(163)

Reconciliation of profit on ordinary activities before tax to net cash inflow from operating activities
(Loss) profit on ordinary activities before tax	(66)	12,110	1,255
Add back: interest charged	320	515	558
Adjustments for non-cash items:
Fair value adjustments on derivatives	–	77	(28)
Pension scheme	–	(21)	28
Non-cash dividends received	–	(2,960)	–
Revaluation of M&G plc on distribution	–	(3,649)	–
Foreign currency exchange and other movements	8	(8)	26
(Increase) decrease in debtors	(1)	2	–
Increase (decrease) in creditors	12	(51)	29

Net cash inflow from operating activities	273	6,015	1,868

The accompanying notes are an integral part of this condensed financial information

Schedule II
Condensed Financial Information of Registrant Prudential plc
Notes to the Condensed Financial Statement Schedule
31 December 2020

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

2    Significant accounting policies

Investments in subsidiary undertakings

Investments in subsidiary undertakings are shown at cost, less impairment. Investments are assessed for impairment by comparing the net assets of the subsidiary undertakings with the carrying value of the investment.

Amounts owed by subsidiary undertakings

Amounts owed by subsidiary undertakings are shown at cost, less provisions. Provisions are determined using the expected credit loss approach under IFRS 9.

Financial Instruments

Under IFRS 9, except for derivative instruments (where applicable) that are mandatorily classified as fair value through profit or loss, all of the financial assets and liabilities of the Company are held at amortised cost. The Company assesses impairment on its loans and receivables using the expected credit loss approach. The expected credit loss on the Company's loans and receivables, the majority of which represent loans to its subsidiaries, have been assessed by taking into account the probability of default on those loans. In all cases, the subsidiaries are expected to have sufficient resources to repay the loan either now or over time based on projected earnings. For loans recallable on demand, the expected credit loss has been limited to the impact of discounting the value of the loan between the balance sheet date and the anticipated recovery date. For loans with a fixed maturity date the expected credit loss has been determined with reference to the historic experience of loans with equivalent credit characteristics.

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

Foreign currency translation

Transactions not denominated in the Company's functional currency, US dollars, are initially recorded at the functional rate of currency prevailing on the date of the transaction. Monetary assets and liabilities not denominated in the Company's functional currency are translated to the Company's functional currency at year end spot rates. The impact of these currency translations is recorded within the profit and loss account for the year.

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

Following the demerger of M&G plc, it is unlikely that the UK tax group will have future taxable income which would enable a current tax credit or deferred tax asset to be recognised.

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

3    Dividends received from subsidiary undertakings

The parent company received dividends totalling $406 million from its consolidated subsidiary undertakings in 2020 (2019: $9,599 million; 2018: $1,996 million).

4    Reconciliation from the FRS 101 parent company results to the IFRS Group results

The parent company financial statements are prepared in accordance with FRS 101 and the Group financial statements are prepared in accordance with IFRS Standards as issued by the IASB, the international accounting standards as required by the Companies Act 2006 and international financial reporting standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union.

The tables below provide a reconciliation between the FRS 101 parent company results and the IFRS Group results.

	2020 $m	2019 $m	2018 $m

Profit after tax
(Loss)/profit for the financial year of the Company in accordance with FRS 101note(i)	(85)	12,255	1,390
Accounting policy differencenote(ii)	(18)	15	7
Share in the IFRS result of the Group, net of distributions to the Companynote(iii)	2,221	(11,487)	2,622

Profit after tax of the Group attributable to equity holders in accordance with IFRS	2,118	783	4,019

	31 Dec 2020 $m	31 Dec 2019 $m

Shareholders' equity
Shareholders' funds of the Company in accordance with FRS 101	12,286	13,173
Accounting policy differencenote(ii)	15	33
Share in the IFRS net equity of the Groupnote(iii)	8,577	6,271

Shareholders' equity of the Group in accordance with IFRS	20,878	19,477

Notes

(i)
The Company's (loss) profit for the financial year includes distributions to the Company from subsidiaries.
(ii)
Accounting policy difference represents difference in accounting policy for expected credit losses on loan assets, the Company has adopted IFRS 9 while the Group applies IAS 39.
(iii)
The 'share in the IFRS result and net equity of the Group' lines represent the parent company's equity in the earnings and net assets of its subsidiaries and associates.

The (loss) profit for the year of the parent company in accordance with IFRS includes dividends received from subsidiary undertakings (note 3). This debt instrument was settled in June 2020, in exchange for an issue of equity shares from an immediate subsidiary of the Company.

5    Guarantees provided by the parent company

In certain instances the parent company has guaranteed that its subsidiaries will meet their obligations when they fall due for payment.

6    Post balance sheet events

Dividends

The second interim ordinary dividend for the year ended 31 December 2020, which was approved by the Board of Directors after 31 December 2020, is described in note B5 of the Group IFRS financial statements.

Intention to demerge the Group's US operations in the second quarter of 2021

In January 2021, the Board announced that it had decided to pursue the separation of its US operations (Jackson) from the Group through a demerger, whereby shares in Jackson would be distributed to Prudential shareholders.

Subject to shareholder and regulatory approvals, the planned demerger is expected to complete in the second quarter of 2021 and would lead to a significantly earlier separation of Jackson from the Group than would have been possible through a minority IPO and future sell-downs, which from market precedent may have lasted until 2023. At the point of demerger, Prudential is planning to retain a 19.9 per cent non-controlling interest in Jackson, which will be reported within the consolidated financial position as a financial investment at fair value. Subject to market conditions, the Group intends to monetise a portion of this investment to support investment in Asia within 12 months of the planned demerger, such that the Group will own less than 10 per cent at the end of such period.

Additional unaudited financial information

I    Additional financial information

I(i)    Group capital position

Overview

Prudential plc applies the local capital summation method (LCSM) that has been agreed with the Hong Kong Insurance Authority (IA) to determine group regulatory capital requirements (both minimum and prescribed levels). Ultimately, Prudential will become subject to the Group-wide Supervision (GWS) Framework. The primary legislation was enacted in July 2020 and will come into operation on 29 March 2021. The relevant subsidiary legislation, including the Insurance (Group Capital) Rules, was tabled before the Legislative Council on 6 January 2021 and will also come into operation on 29 March 2021. The GWS Framework is expected to be effective for Prudential upon designation by the Hong Kong IA in the second quarter of 2021, subject to transitional arrangements.

The GWS methodology is expected to be largely consistent with that applied under LCSM with the exception of the treatment of debt instruments which will be subject to transitional arrangements under the GWS Framework. As agreed with the Hong Kong IA, only specific bonds (being those subordinated debt instruments issued by Prudential plc at the date of demerger of M&G plc) are currently included as eligible Group LCSM capital resources for the purposes of satisfying group minimum and prescribed capital requirements. Senior debt instruments issued by Prudential plc have not been included as part of the Group capital resources and are treated as a liability in the LCSM results. Under the GWS Framework, Prudential's initial analysis indicates that all debt instruments (senior and subordinated) issued by Prudential plc will meet the transitional conditions set by the Hong Kong IA and will be included as eligible Group capital resources. If this were to be the case, the 31 December 2020 Group shareholder LCSM coverage ratio (over GMCR) presented below would increase by 35 percentage points to 363 per cent. This is subject to final approval by the Hong Kong IA.

Further detail on the LCSM is included in the basis of preparation section below.

For regulated insurance entities, the capital resources and required capital included in the LCSM measure for Hong Kong IA Group regulatory purposes are based on the local solvency regime applicable in each jurisdiction. At 31 December 2020, the Prudential Group's total surplus of capital resources over the regulatory Group Minimum Capital Requirement (GMCR), calculated using this LCSM was $26.4 billion, before allowing for the payment of the 2020 second interim ordinary dividend, equating to a coverage ratio of 329%.

The Group holds material participating business in Hong Kong, Singapore and Malaysia. If the capital resources and minimum capital requirement attributed to this policyholder business are excluded, then the Prudential Group shareholder LCSM surplus of capital resources over the regulatory GMCR at 31 December 2020 was $11.0 billion, before allowing for the payment of the 2020 second interim ordinary dividend, equating to a coverage ratio of 328%.

Estimated Group LCSM capital position based on Group Minimum Capital Requirement (GMCR)

	31 Dec 2020			31 Dec 2019

Amounts attributable to Prudential plc	Total	Less policyholder	Shareholder	Total	Less policyholder	Shareholder

Capital resources ($bn)	37.9	(22.1)	15.8	33.1	(19.1)	14.0
Group Minimum Capital Requirement ($bn)	11.5	(6.7)	4.8	9.5	(5.0)	4.5
LCSM surplus (over GMCR) ($bn)	26.4	(15.4)	11.0	23.6	(14.1)	9.5
LCSM ratio (over GMCR) (%)	329%		328%	348%		309%

The shareholder LCSM capital position by segment is presented below at 31 December 2020 and 31 December 2019 for comparison:

Amounts attributable to Prudential plc			Shareholder

31 Dec 2020 ($bn)	Total Asia	Less policyholder	Asia	US	Unallocated to a segment	Group total

Capital resources	33.7	(22.1)	11.6	4.6	(0.4)	15.8
Group Minimum Capital Requirement	10.1	(6.7)	3.4	1.4	–	4.8
LCSM surplus (over GMCR)	23.6	(15.4)	8.2	3.2	(0.4)	11.0

Amounts attributable to Prudential plc			Shareholder

31 Dec 2019 ($bn)	Total Asia	Less policyholder	Asia	US	Unallocated to a segment	Group total

Capital resources	26.8	(19.1)	7.7	5.3	1.0	14.0
Group Minimum Capital Requirement	8.0	(5.0)	3.0	1.5	–	4.5
LCSM surplus (over GMCR)	18.8	(14.1)	4.7	3.8	1.0	9.5

All the amounts above are presented excluding amounts attributable to non-controlling interests. For example, the US amounts relate solely to Prudential's 88.9 per cent economic interest in Jackson Financial Inc.

Sensitivity analysis

The estimated sensitivity of the Group shareholder LCSM capital position (based on GMCR) to significant changes in market conditions is as follows:

	31 Dec 2020		31 Dec 2019

Impact of market sensitivitiesnote(1)	LCSM surplus ($bn)	LCSM ratio (%)	LCSM surplus ($bn)	LCSM ratio (%)

Base position	11.0	328%	9.5	309%
Impact of:
10% instantaneous increase in equity markets	0.3	15%	n/a	n/a
20% instantaneous fall in equity markets	0.6	(13)%	1.5	(9)%
40% fall in equity marketsnote(2)	(0.2)	(23)%	(0.2)	(39)%
50 basis points reduction in interest rates	(1.2)	(39)%	(0.2)	(17)%
100 basis points increase in interest rates	(1.0)	11%	(1.3)	(19)%
100 basis points increase in credit spreadsnote(3)	0.1	14%	(1.6)	(36)%

Notes

(1)
The Group results consist of the combined impact from the movement in Asia and US LCSM surplus under these stresses. The equity fall and the interest rate reduction sensitivities consist of positive surplus impacts from the US, driven by expected derivative gains, and negative surplus impacts from Asia, which for the interest rate reduction sensitivity is driven by Hong Kong reflecting the accounting mismatch that exists under the current regulatory framework.
(2)
Where hedges are dynamic, rebalancing is allowed for by assuming an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four-week period.
(3)
At 31 December 2019 the US RBC solvency position was included using a stress of 10 times expected credit defaults rather than the 100 basis points increase in credit spreads applied at 31 December 2020.

The sensitivity results above assume instantaneous market movements and reflect all consequential impacts as at the valuation dates. An exception to the instantaneous market movements assumed is the -40 per cent equity sensitivity where for Jackson an instantaneous 20 per cent market fall is assumed to be followed by a further market fall of 20 per cent over a four-week period with dynamic hedges assumed to be rebalanced over the period. Aside from this assumed dynamic hedge rebalancing for Jackson in the -40 per cent equity sensitivity, the sensitivity results only allow for limited management actions such as changes to future policyholder bonuses. If such economic conditions persisted, the financial impacts may differ to the instantaneous impacts shown above. In this case management could also take additional actions to help mitigate the impact of these stresses. These actions include, but are not limited to, rebalancing investment portfolios, further market risk hedging, increased use of reinsurance, repricing of in-force benefits, changes to new business pricing and the mix of new business being sold.

Analysis of movement in Group shareholder LCSM surplus

A summary of the estimated movement in the Group shareholder LCSM surplus (based on GMCR) from $9.5 billion at 31 December 2019 to $11.0 billion at 31 December 2020 is set out in the table below.

	2020 ($bn)	2019 ($bn)

Balance at 1 Jan	9.5	9.7
Operating:
Operating capital generation from the in-force business	2.2	2.5
Investment in new business	(0.2)	(0.6)

Operating capital generation	2.0	1.9

Non-operating and other capital movements:
Non-operating experience (including market movements)	(2.0)	(0.6)
Regulatory changes	2.2	0.1
Reinsurance of US fixed and fixed indexed annuity in-force portfolio to Athene	0.8	–
Athene US equity investment	(0.2)	–
US hedge modelling revision	(0.4)	–
Other corporate activities	(0.1)	(0.8)
M&G Demerger costs	–	(0.4)
Subordinated debt redemption	–	(0.5)
M&G Demerger related impacts	–	1.0

Non-operating results	0.3	(1.2)

Remittances from discontinued operations (M&G plc)	–	0.7
External dividends	(0.8)	(1.6)

Net dividend impact	(0.8)	(0.9)

Net movement in LCSM surplus	1.5	(0.2)

Balance at 31 Dec	11.0	9.5

The estimated movement in the Group shareholder LCSM surplus over 2020 is driven by:

  –
  Operating capital generation of $2.0 billion:  generated by the expected return on in-force business partially offset by the strain on new business written during the year
  –
  Non-operating experience of $(2.0) billion:  this includes the negative impact of higher equity markets on Jackson's derivatives net of policyholder reserves and required capital movements, and the negative impact of falling interest rates on the US and Asia surplus over the year, partially offset by management actions, including the benefit from the change to the Hong Kong valuation interest rate as granted by the regulator in July 2020;
  –
  Regulatory changes of $2.2 billion:  reflecting the benefit from the new Singapore risk-based capital framework (RBC2) effective at 31 March 2020;
  –
  Reinsurance of US fixed and fixed indexed annuity in-force portfolio to Athene of $0.8 billion: the impact of the transaction, which was effective at 1 June 2020, was an increase to LCSM surplus comprising of the ceding commission received and required capital released less tax and adverse consequential effects on the US's capital resources;
  –
  Athene equity investment $(0.2) billion:  this is the net effect on LCSM surplus of Athene's $500 million equity investment in Prudential's US business in return for an 11.1 per cent economic interest in that same business, which completed in July 2020;
  –
  US hedge modelling revision of $(0.4) billion:  at 31 December 2019, Jackson early adopted the provisions of the National Association of Insurance Commissioners Valuation Manual Minimum Standards No. VM-21. During 2020, Jackson determined that a simplifying modelling assumption was not consistent with its intent in the adoption of VM-21 and the revised modelling adopted for calculating reserves and capital reduced surplus by $390 million;
  –
  Other Corporate activities (excluding demerger items) of $(0.1) billion: this is the effect on LCSM surplus of other corporate transactions in the period, which in 2020 comprised mainly of a $0.8 billion benefit from the reinsurance transaction in Hong Kong described in note D1.1 of the IFRS financial statements, offset by $(0.9) billion principally from the strategic bancassurance partnership with TMB in Thailand; and
  –
  Net dividend impact of $(0.8) billion:  this is the payment of external dividends during 2020.

Reconciliation of Group IFRS shareholders' equity to shareholder LCSM capital resources position

	31 Dec 2020 $bn	31 Dec 2019 $bn

Group IFRS shareholders' equity	20.9	19.5
Remove DAC, goodwill and intangibles recognised on the IFRS statement of financial position	(21.1)	(18.2)
Add subordinated debt at IFRS book valuenote(1)	4.6	4.6
Valuation differencesnote(2)	11.3	8.6
Othernote(3)	0.1	(0.5)

Estimated Group shareholder LCSM capital resources	15.8	14.0

Notes

(1)
Subordinated debt is treated as capital resources under LCSM but as a liability under IFRS.
(2)
Valuation differences reflect differences in the basis of valuing assets and liabilities between IFRS and local statutory valuation rules, including deductions for inadmissible assets. Material differences arise in Jackson where IFRS variable annuity guarantee reserves are valued on a fair value basis compared to local statutory reserves which reflect long-term historic rates. Further, local US statutory reserves are reduced by an expense allowance linked to surrender charges, whereas IFRS makes no such allowance but instead defers acquisition costs on the balance sheet as a separate asset (which is not recognised on the statutory balance sheet). Other material differences include in Singapore where the local capital resources under RBC2 permits the recognition of certain negative reserves in the local statutory position that are not recognised under IFRS.
(3)
Other differences include the consequential impact on non-controlling interests arising from the other reconciling items.

Basis of preparation

In advance of the GWS Framework coming into force, Prudential applies the local capital summation method (LCSM) that has been agreed with the Hong Kong IA to determine group regulatory capital requirements (both minimum and prescribed levels). The summation of local statutory capital requirements across the Group is used to determine group regulatory capital requirements, with no allowance for diversification between business operations. The Group capital resources is determined by the summation of capital resources across local solvency regimes for regulated entities and IFRS net assets (with adjustments described below) for non-regulated entities.

In determining the LCSM capital resources and required capital the following principles have been applied:

  –
  For regulated insurance entities, capital resources and required capital are based on the local solvency regime applicable in each jurisdiction, with minimum required capital set at the solo legal entity statutory minimum capital requirements. The treatment of participating funds is consistent with the local basis;
  –
  For the US insurance entities, capital resources and required capital are based on the local US RBC framework set by the NAIC, with minimum required capital set at 100 per cent of the CAL RBC;
  –
  For asset management operations and other regulated entities, the shareholder capital position is derived based on the sectoral basis applicable in each jurisdiction, with minimum required capital based on the solo legal entity statutory minimum capital requirement;
  –
  For non-regulated entities, the capital resources is based on IFRS net assets after deducting intangible assets. No required capital is held in respect of unregulated entities;
  –
  For entities where the Group's shareholding is less than 100%, the contribution of the entity to the Group LCSM capital resources and required capital represents the Group's share of these amounts and excludes any amounts attributable to non-controlling interests;
  –
  Investments in subsidiaries, joint ventures and associates (including, if any, loans that are recognised as capital on the receiving entity's balance sheet) are eliminated from the relevant holding company to prevent the double counting of capital resources; and
  –
  The Hong Kong IA has agreed that specific bonds (being those subordinated debt instruments issued by Prudential plc at the date of demerger of M&G plc) can be included as part of the Group's capital resources for the purposes of satisfying group minimum and prescribed capital requirements. Senior debt instruments issued by Prudential plc have not been included as part of the Group capital resources and are treated as a liability in the LCSM results presented above.

I(ii)    Funds under management

For Prudential's asset management businesses, funds managed on behalf of third parties are not recorded on the statement of financial position. They are, however, a driver of profitability. Prudential therefore analyses the movement in the funds under management each year, focusing on those which are external to the Group and those primarily held by the Group's insurance businesses. The table below analyses, by segment, the funds of the Group held in the statement of financial position and the external funds that are managed by Prudential's asset management businesses.

	31 Dec 2020 $bn	31 Dec 2019 $bn

Asia operations:
Internal funds	171.4	141.9
Eastspring Investments external funds, including M&G plc* (as analysed in note I(v))	109.6	124.7

	281.0	266.6
US operations – internal funds	273.7	273.4
Other operations	3.6	3.9

Total Group funds under management	558.3	543.9

*
Funds managed on behalf of M&G plc are presented as external rather than internal funds under management to align to the presentation since the demerger in October 2019.

Note

Total Group funds under management comprise:

	31 Dec 2020 $bn	31 Dec 2019 $bn

Total investments and cash and cash equivalents on the consolidated statement of financial position	437.4	412.6
External funds of Eastspring Investments, including M&G plc	109.6	124.7
Internally managed funds held in joint ventures and associate, excluding assets attributable to external unit holders of the consolidated collective investment schemes and other adjustments	11.3	6.6

Total Group funds under management	558.3	543.9

I(iii)    Analysis of adjusted operating profit by driver

This schedule classifies the Group's adjusted operating profit from continuing operations into the underlying drivers using the following categories:

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
  –
  Acquisition costs and administration expenses represent expenses incurred in the period attributable to shareholders. These exclude items such as restructuring and IFRS 17 implementation costs, which are not included in the segment profit, as well as items that are more appropriately included in other categories (eg investment expenses are netted against investment income as part of spread income or fee income as appropriate).
  –
  DAC adjustments comprise DAC amortisation for the period, excluding amounts related to short-term fluctuations in investment returns, net of costs deferred in respect of new business written in the period.

(a) Margin analysis

The following analysis expresses certain of the Group's sources of adjusted operating profit as a margin of policyholder liabilities or other relevant drivers.

The reconciliation for the adjusted operating profit by segment to profit before tax attributable to shareholders is provided in the 'Basis of performance measures' section. The 2019 and 2018 comparative information has been presented at both AER and CER to eliminate the impact of exchange translation. The 2019 CER results are calculated by translating prior year results using the current year foreign exchange rates. All CER profit figures have been translated at current year average rates. For Asia, CER average liabilities have been translated using the corresponding current year opening and closing or quarter-end closing exchange rates. The 2018 CER results shown were as published in the 2019 20-F and were calculated by translating the 2018 results using the 2019 foreign exchange rates.

	2020

	Asia	US	Group total	Average liability	Margin
	$m	$m	$m	$m	bps
	note (b)	note (c)

Spread income	296	521	817	86,596	94
Fee income	282	3,386	3,668	217,863	168
With-profits	117	–	117	73,375	16
Insurance margin	2,648	1,298	3,946
Margin on revenues	2,936	–	2,936
Expenses:
Acquisition costs*	(1,904)	(991)	(2,895)	5,619	(52)%
Administration expenses	(1,539)	(1,744)	(3,283)	312,215	(105)
DAC adjustments	382	317	699
Expected return on shareholder assets	212	–	212

	3,430	2,787	6,217
Share of related tax charges from joint ventures and associates	(46)	–	(46)

Adjusted operating profit from long-term business	3,384	2,787	6,171
Adjusted operating profit from asset management	283	9	292

Total segment adjusted operating profit	3,667	2,796	6,463

*
The ratio of acquisition costs is calculated as a percentage of APE sales in the year.

	2019 AER

	Asia	US	Group total	Average liability	Margin
	$m	$m	$m	$m	bps
	note (b)	note (c)

Spread income	321	642	963	86,887	111
Fee income	286	3,292	3,578	208,353	172
With-profits	107	–	107	58,032	18
Insurance margin	2,244	1,317	3,561
Margin on revenues	3,035	–	3,035
Expenses:
Acquisition costs*	(2,156)	(1,074)	(3,230)	7,384	(44)%
Administration expenses	(1,437)	(1,675)	(3,112)	303,339	(103)
DAC adjustments	430	510	940
Expected return on shareholder assets	194	26	220

	3,024	3,038	6,062
Share of related tax charges from joint ventures and associates	(31)	–	(31)

Adjusted operating profit from long-term business	2,993	3,038	6,031
Adjusted operating profit from asset management	283	32	315

Total segment adjusted operating profit	3,276	3,070	6,346

*
The ratio of acquisition costs is calculated as a percentage of APE sales in the year.

	2019 CER

	Asia	US	Group total	Average liability	Margin
	$m	$m	$m	$m	bps
	note (b)	note (c)

Spread income	319	642	961	87,413	110
Fee income	283	3,292	3,575	208,095	172
With-profits	107	–	107	58,492	18
Insurance margin	2,234	1,317	3,551
Margin on revenues	3,032	–	3,032
Expenses:
Acquisition costs*	(2,156)	(1,074)	(3,230)	7,391	(44)%
Administration expenses	(1,430)	(1,675)	(3,105)	303,607	(102)
DAC adjustments	426	510	936
Expected return on shareholder assets	193	26	219

	3,008	3,038	6,046
Share of related tax charges from joint ventures and associates	(30)	–	(30)

Adjusted operating profit from long-term business	2,978	3,038	6,016
Adjusted operating profit from asset management	278	32	310

Total segment adjusted operating profit	3,256	3,070	6,326

*
The ratio of acquisition costs is calculated as a percentage of APE sales in the year.

	2018 AER

	Asia	US	Group total	Average liability	Margin
	$m	$m	$m	$m	bps
	note (b)	note (c)

Spread income	310	778	1,088	74,803	145
Fee income	280	3,265	3,545	204,445	173
With-profits	95	–	95	47,548	20
Insurance margin	1,978	1,267	3,245
Margin on revenues	2,810	–	2,810
Expenses:
Acquisition costs*	(2,007)	(1,013)	(3,020)	7,058	(43)%
Administration expenses	(1,374)	(1,607)	(2,981)	284,974	(105)
DAC adjustments	435	(152)	283
Expected return on shareholder assets	172	14	186

	2,699	2,552	5,251
Share of related tax charges from joint ventures and associate	(53)	–	(53)

Adjusted operating profit from long-term business	2,646	2,552	5,198
Adjusted operating profit from asset management	242	11	253

Total segment profit from continuing operations	2,888	2,563	5,451

*
The ratio of acquisition costs is calculated as a percentage of APE sales in the year.

	2018 CER

	Asia	US	Group total	Average liability	Margin
	$m	$m	$m	$m	bps
	note (b)	note (c)

Spread income	305	778	1,083	74,690	145
Fee income	277	3,265	3,542	204,156	173
With-profits	94		94	47,580	20
Insurance margin	1,966	1,267	3,233
Margin on revenues	2,790		2,790
Expenses:
Acquisition costs*	(1,991)	(1,013)	(3,004)	7,018	(43)%
Administration expenses	(1,359)	(1,607)	(2,966)	284,572	(104)
DAC adjustments	430	(152)	278
Expected return on shareholder assets	172	14	186

	2,684	2,552	5,236
Share of related tax charges from joint ventures and associate	(51)		(51)

Adjusted operating profit from long-term business	2,633	2,552	5,185
Adjusted operating profit from asset management	239	11	250

Total segment profit from continuing operations	2,872	2,563	5,435

*
The ratio of acquisition costs is calculated as a percentage of APE sales in the year.

(b) Margin analysis – Asia

	2020			2019 AER			2019 CER

	Profit	Average liability	Margin	Profit	Average liability	Margin	Profit	Average liability	Margin
	$m	$m		$m	$m		$m	$m
		note (1)	note (2)		note (1)	note (2)		note (1)	note (2)

Spread income	296	39,895	74	321	29,706	108	319	30,232	106
Fee income	282	28,014	101	286	27,413	104	283	27,155	104
With-profits	117	73,375	16	107	58,032	18	107	58,492	18
Insurance margin	2,648			2,244			2,234
Margin on revenues	2,936			3,035			3,032
Expenses:
Acquisition costsnote(3)	(1,904)	3,696	(52)%	(2,156)	5,161	(42)%	(2,156)	5,168	(42)%
Administration expenses	(1,539)	67,909	(227)	(1,437)	57,119	(252)	(1,430)	57,387	(249)
DAC adjustmentsnote(4)	382			430			426
Expected return on shareholder assets	212			194			193

	3,430			3,024			3,008
Share of related tax charges from joint ventures and associatesnote(5)	(46)			(31)			(30)

Adjusted operating profit from long-term business	3,384			2,993			2,978
Adjusted operating profit from asset management (Eastspring Investments)	283			283			278

Total Asia adjusted operating profit	3,667			3,276			3,256

	2018 AER			2018 CER

	Profit $m	Average liability $m	Margin bps	Profit $m	Average liability $m	Margin bps
Long-term business		note (1)	note (2)		note (1)	note (2)

Spread income	310	24,752	125	305	24,639	124
Fee income	280	26,387	106	277	26,098	106
With-profits	95	47,548	20	94	47,580	20
Insurance margin	1,978			1,966
Margin on revenues	2,810			2,790
Expenses:
Acquisition costs	(2,007)	4,999	(40)%	(1,991)	4,959	(40)%
Administration expenses	(1,374)	51,139	(269)	(1,359)	50,737	(268)
DAC adjustments	435			430
Expected return on shareholder assets	172			172

	2,699			2,684
Share of related tax charge from joint ventures and associates	(53)			(51)

Adjusted operating profit from long-term business	2,646			2,633
Adjusted operating profit from asset management (Eastspring Investments)	242			239

Total Asia adjusted operating profit	2,888			2,872

Notes

(1)
The calculation of average liabilities for Asia is generally derived from opening and closing balances. In 2020, given the significant market volatility in certain months during the year, average liabilities used to derive the margin for fee income in Asia have been calculated using quarter-end balances throughout the year as opposed to opening and closing balances only to provide a more meaningful analysis. The 2019 and 2018 margins have been amended for consistency albeit impacts are minimal.
(2)
Margin represents the operating return earned in the year as a proportion of the relevant class of policyholder liabilities excluding unallocated surplus.
(3)
The ratio of acquisition costs is calculated as a percentage of APE sales including with-profits sales. Acquisition costs include only those relating to shareholder-backed business. The ratio of shareholder acquisition cost to shareholder-related APE sales in 2020 (excluding with-profits) is 68 per cent (2019: 66 per cent; 2018: 69 per cent). APE is defined under the section 'EEV Basis, New Business Profit and Free Surplus Generation' in this document.
(4)
The DAC adjustments contain a credit of $73 million in respect of joint ventures and associates in 2020 (2019: credit of $72 million on an AER basis; 2018: credit of $73 million on an AER basis).
(5)
Under IFRS, the Group's share of results from its investments in joint ventures and associates accounted for using the equity method is included in the Group's profit before tax on a net of related tax basis. These tax charges are shown separately in the analysis of Asia operating profit drivers in order for the contribution from the joint ventures and associates to be included in the margin analysis on a consistent basis with the rest of Asia operations.

(c)    Margin analysis – US

	2020			2019			2018

	Profit $m	Average liability $m	Margin bps	Profit $m	Average liability $m	Margin bps	Profit $m	Average liability $m	Margin bps
		note (1)	note (2)		note (1)	note (2)	note (1)	note (2)

Spread income	521	46,701	112	642	57,181	112	778	50,051	155
Fee income	3,386	189,849	178	3,292	180,940	182	3,265	178,058	183
Insurance margin	1,298			1,317			1,267
Expenses
Acquisition costsnote(3)	(991)	1,923	(52)%	(1,074)	2,223	(48)%	(1,013)	2,059	(49)%
Administration expenses	(1,744)	244,306	(71)	(1,675)	246,220	(68)	(1,607)	233,835	(69)
DAC adjustments	317			510			(152)
Expected return on shareholder assets	–			26			14

Adjusted operating profit from long-term businessnote(4)	2,787			3,038			2,552
Adjusted operating profit from asset management	9			32			11

Total US adjusted operating profit	2,796			3,070			2,563

Notes

(1)
The calculation of average liabilities for the US is generally derived from month-end balances throughout the period as opposed to opening and closing balances only. The average liabilities for fee income in the US have been calculated using daily balances instead of month-end balances in order to provide a more meaningful analysis of the fee income, which is charged on the daily account balance. Average liabilities for spread income are based on the general account liabilities to which spread income is attached and exclude the liabilities reinsured to Athene since the June 2020 month-end balance. Average liabilities used to calculate the administration expenses margin exclude the REALIC liabilities reinsured to third parties prior to the acquisition by Jackson and the liabilities reinsured to Athene since the June 2020 month-end balance.
(2)
Margin represents the operating return earned in the period as a proportion of the relevant class of policyholder liabilities.
(3)
The ratio of acquisition costs is calculated as a percentage of APE sales relating to shareholder-backed business.
(4)
Analysis of adjusted operating profit from long-term business before and after acquisition costs and DAC adjustments is shown below:

	2020 $m

	Before acquisition costs	Acquisition costs and DAC adjustments		After acquisition costs

	and DAC adjustments	Incurred	Deferred	and DAC adjustments

Total adjusted operating profit before acquisition costs and DAC adjustments	3,461	–	–	3,461
Acquisition costs	–	(991)	740	(251)
DAC adjustments – amortisation of previously deferred acquisition costs:
Normal	–	–	(753)	(753)
Deceleration	–	–	330	330

Total US adjusted operating profit – long-term business	3,461	(991)	317	2,787

	2019 $m

	Before acquisition costs	Acquisition costs and DAC adjustments		After acquisition costs

	and DAC adjustments	Incurred	Deferred	and DAC adjustments

Total adjusted operating profit before acquisition costs and DAC adjustments	3,602	–	–	3,602
Acquisition costs	–	(1,074)	807	(267)
DAC adjustments – amortisation of previously deferred acquisition costs:
Normal	–	–	(577)	(577)
Deceleration	–	–	280	280

Total US adjusted operating profit – long-term business	3,602	(1,074)	510	3,038

	2018 $m

	Before acquisition costs	Acquisition costs and DAC adjustments		After acquisition costs

	and DAC adjustments	Incurred	Deferred	and DAC adjustments

Total adjusted operating profit before acquisition costs and DAC adjustments	3,717	–	–	3,717
Acquisition costs	–	(1,013)	760	(253)
DAC adjustments – amortisation of previously deferred acquisition costs:
Normal	–	–	(653)	(653)
Acceleration	–	–	(259)	(259)

Total US adjusted operating profit – long-term business	3,717	(1,013)	(152)	2,552

I(iv)    Asia operations – analysis of adjusted operating profit by business unit

(a)    Analysis of adjusted operating profit by business unit

Adjusted operating profit for Asia operations are analysed below. The table below presents the 2019 and 2018 results on both AER and CER bases to eliminate the impact of exchange translation.

		2019 $m		2020 vs 2019%		2018 $m

	2020 $m	AER	CER†	AER	CER	AER	CER‡

China JV	251	219	219	15%	15%	191	182
Hong Kong	891	734	742	21%	20%	591	591
Indonesia	519	540	525	(4)%	(1)%	555	559
Malaysia	309	276	272	12%	14%	259	252
Philippines	95	73	76	30%	25%	57	58
Singapore	574	493	487	16%	18%	439	433
Taiwan	85	74	77	15%	10%	68	67
Thailand	210	170	169	24%	24%	151	157
Vietnam	270	237	237	14%	14%	199	197
Other	73	70	68	4%	7%	68	69
Non-recurrent items*	153	138	136	11%	13%	121	119

Total insurance operations	3,430	3,024	3,008	13%	14%	2,699	2,684
Share of related tax charges from joint ventures and associate	(46)	(31)	(30)	(48)%	(53)%	(53)	(51)

Total long-term business	3,384	2,993	2,978	13%	14%	2,646	2,633
Asset management (Eastspring Investments)	283	283	278	–	2%	242	239

Total Asia adjusted operating profit	3,667	3,276	3,256	12%	13%	2,888	2,872

*
Representing a number of small items that are not expected to reoccur.
†
For 2019, the CER results were calculated using the 2020 average exchange rates.
‡
For 2018, the CER results were calculated using the 2019 average exchange rates.

(b)    Analysis of Eastspring Investments adjusted operating profit

	2020 $m	2019 $m	2018 $m

Operating income before performance-related feesnote(1)	646	636	566
Performance-related fees	7	12	23

Operating income (net of commission)note(2)	653	648	589
Operating expensenote(2)	(336)	(329)	(311)
Group's share of tax on joint ventures' operating profit	(34)	(36)	(36)

Adjusted operating profit	283	283	242

Average funds managed by Eastspring Investments	$227.1bn	$214.0bn	$186.3bn
Margin based on operating income*	28bps	30bps	30bps
Cost/income ratio†	52%	52%	55%

Notes

(1)
Operating income before performance-related fees for Eastspring Investments can be further analysed as follows:

	Retail	Margin*	Institutional‡	Margin*	Total	Margin*
	$m	bps	$m	bps	$m	bps

2020	390	52	256	17	646	28
2019	392	52	244	18	636	30
2018	336	50	230	18	566	30

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

‡
Institutional includes internal funds.
(2)
Operating income and expense include the Group's share of contribution from joint ventures and associates. In the consolidated income statement of the Group IFRS basis results, the net income after tax from the joint ventures and associates is shown as a single line item.

(c)    Eastspring Investments total funds under management

Eastspring Investments, the Group's asset management business in Asia, manages funds from external parties and also funds for the Group's insurance operations. The table below analyses the total funds managed and Eastspring Investments.

	31 Dec 2020 $bn	31 Dec 2019 $bn

External funds under management, excluding funds managed on behalf of M&G plcnote(1)

Retail	66.9	73.7
Institutional	13.8	11.0
Money market funds (MMF)	13.2	13.3

	93.9	98.0
Funds managed on behalf of M&G plcnote(2)	15.7	26.7

External funds under management including M&G plc	109.6	124.7
Internal funds under management	138.2	116.4

Total funds under managementnote(3)	247.8	241.1

Notes

(1)
The movements of external funds under management, excluding those managed on behalf of M&G plc, are analysed below:

	2020 $m	2019 $m

At 1 Jan	98,005	77,762
Market gross inflows	116,743	282,699
Redemptions	(126,668)	(276,215)
Market and other movements	5,783	13,759

At 31 Dec	93,863	98,005

The analysis of movements above includes $13,198 million relating to Asia Money Market Funds at 31 December 2020 (31 December 2019: $13,337 million). Investment flows for 2020 include Eastspring Money Market Funds gross inflows of $76,317 million (2019: $236,603 million) and net inflows of $48 million (2019: net outflows of $(1,856) million).

(2)
The movements of funds managed on behalf of M&G plc are analysed below:

2020 $m

At 1 Jan	26,717
Net flows	(10,033)
Other	(947)

At 31 Dec	15,737

(3)
Total funds under management by asset class are analysed below:

	31 Dec 2020		31 Dec 2019

	$bn	% of total	$bn	% of total

Equity	103.9	42%	107.0	44%
Fixed income	125.7	51%	116.2	48%
Alternatives	2.7	1%	3.4	2%
Money Market Funds	15.5	6%	14.5	6%

Total funds under management	247.8	100%	241.1	100%

II    Calculation of alternative performance measures

The annual report uses alternative performance measures (APMs) to provide more relevant explanations of the Group's financial position and performance. This section sets out explanations for each APM and reconciliations to relevant IFRS balances.

II(i)    Reconciliation of adjusted operating profit to profit before tax

Adjusted operating profit presents the operating performance of the business. This measurement basis adjusts for the following items within total IFRS profit before tax:

–
Short-term fluctuations in investment returns on shareholder-backed business;
–
Amortisation of acquisition accounting adjustments arising on the purchase of business. This comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012; and
–
Gain or loss on corporate transactions, as described in note D1.1 in the IFRS financial statements.

More details on how adjusted operating profit is determined are included in note B1.3 of the Group IFRS basis results. A full reconciliation to profit after tax is given in note B1.1.

II(ii)    Calculation of IFRS net gearing ratio

The IFRS net gearing ratio is calculated as net core structural borrowings of shareholder-financed businesses divided by closing IFRS shareholders' equity plus net core structural borrowings.

	31 Dec 2020 $m	31 Dec 2019 $m

Core structural borrowings of shareholder-financed businesses	6,633	5,594
Less holding company cash and short-term investments	(1,463)	(2,207)

Net core structural borrowings of shareholder-financed businesses	5,170	3,387
Closing shareholders' equity	20,878	19,477

Closing shareholders' equity plus net core structural borrowings	26,048	22,864

IFRS net gearing ratio	20%	15%

II(iii)    Return on IFRS shareholders' equity

As stated in the 2019 Annual Report, the Group has introduced a new return on equity performance measure for the Group's 2020 Prudential Long-Term Incentive Plan (PLTIP) awards alongside other metrics. This measure has been calculated as adjusted operating profit after tax, and net of non-controlling interests, divided by average shareholders' equity. Accordingly, the calculation of the return on IFRS shareholders' equity has been aligned to be based on average shareholders' equity. The 2019 returns disclosed in the table below are consistent with those previously published and use profit from continuing operations and closing shareholders' equity. As supplementary information, 2019 Asia and US returns on shareholders' equity have also been presented on an average shareholders' equity basis.

A detailed reconciliation of adjusted operating profit to IFRS profit before tax for the Group is shown in note B1.1 to the Group IFRS basis results.

	2020 $m

	Asia	US	Other	Group

Adjusted operating profit	3,667	2,796	(956)	5,507
Tax on adjusted operating profit	(495)	(313)	8	(800)
Operating profit attributable to non-controlling interests	(11)	(138)	1	(148)

Adjusted operating profit, net of tax and non-controlling interests	3,161	2,345	(947)	4,559
Average shareholders' equity	12,377	8,720	(919)	20,178

Operating return on average shareholders' equity (%)	26%	27%	n/a	23%

	2019 $m

Continuing operations	Asia	US	Other	Group	Add back demerger- related items*	Adjusted Group (excluding demerger- related items)

Adjusted operating profit	3,276	3,070	(1,036)	5,310	179	5,489
Tax on adjusted operating profit	(436)	(437)	100	(773)	(34)	(807)
Operating profit attributable to non-controlling interests	(6)	–	(3)	(9)	–	(9)

Adjusted operating profit, net of tax and non-controlling interests	2,834	2,633	(939)	4,528	145	4,673
Closing shareholders' equity	10,866	8,929	(318)	19,477	–	19,477

Operating return on closing shareholders' equity (%)	26%	29%	n/a	23%	–	24%
Supplementary information:
Average shareholders' equity	9,521	8,046
Operating return on average shareholders' equity (%)	30%	33%

*
Demerger-related items comprise interest on the subordinated debt that was substituted to M&G plc prior to the demerger ($179 million pre-tax) and one-off costs of the demerger ($407 million pre-tax).

Average shareholders' equity has been based on opening and closing balances as follows:

	2020 $m				2019 $m

	Asia	US	Other	Group	Asia	US

Balance at 1 Jan	10,866	8,929	(318)	19,477	8,175	7,163
Balance at 31 Dec	13,887	8,511	(1,520)	20,878	10,866	8,929

Average shareholders' equity	12,377	8,720	(919)	20,178	9,521	8,046

II(iv)    Calculation of IFRS shareholders' equity per share

IFRS shareholders' equity per share is calculated as closing IFRS shareholders' equity divided by the number of issued shares at 31 December 2020 of 2,609 million shares (31 December 2019: 2,601 million shares).

	2020

	Asia	US	Other		Group total

Closing IFRS shareholders' equity ($ million)	13,887	8,511	(1,520)		20,878
Shareholders' equity per share (cents)	532¢	326¢	(58	)¢	800¢

	2019

	Asia	US	Other		Group total

Closing IFRS shareholders' equity ($ million)	10,866	8,929	(318)		19,477
Shareholders' equity per share (cents)	418¢	343¢	(12	)¢	749¢

II(v)    Calculation of asset management cost/income ratio

The asset management cost/income ratio is calculated as asset management operating expenses, adjusted for commission and joint venture contribution, divided by asset management total IFRS revenue adjusted for commission, joint venture contribution, performance-related fees and non-operating items.

	Eastspring Investments

	2020 $m	2019 $m

Operating income before performance-related feesnote	646	636
Share of joint venture revenue	(235)	(244)
Commission	194	165
Performance-related fees	7	12

IFRS revenue	612	569

Operating expense	336	329
Share of joint venture expense	(84)	(102)
Commission	194	165

IFRS charges	446	392

Cost/income ratio: operating expense/operating income before performance-related fees	52%	52%

Note

IFRS revenue and charges for Eastspring Investments are included within the IFRS Income statement in 'other income' and 'acquisition costs and other expenditure' respectively. Operating income and expense include the Group's share of contribution from joint ventures and associates. In the consolidated income statement of the Group IFRS basis results, the net income after tax from the joint ventures and associates is shown as a single line item.

II(vi)    Reconciliation of Asia renewal insurance premium to gross premiums earned

		2019 $m

	2020 $m	AER	CER

Asia renewal insurance premium	20,123	19,007	19,011
Add: General insurance premium	130	135	136
Add: IFRS gross earned premium from new regular and single premium business	5,045	6,386	6,404
Less: Renewal premiums from joint ventures	(1,957)	(1,771)	(1,733)

Asia segment IFRS gross premiums earned	23,341	23,757	23,818

II(vii)    Reconciliation of APE new business sales to gross premiums earned

The Group reports annual premiums equivalent (APE) as a measure of new business sales, which is a key metric for the Group's management of the development and growth of the business. APE is calculated as the aggregate of regular premiums and one-tenth of single premiums on new business written during the year for all insurance products, including premiums for contracts designated as investment contracts under IFRS 4. The use of the one-tenth of single premiums is to normalise policy premiums into the equivalent of regular annual payments. This measure is commonly used in the insurance industry to allow comparisons of the amount of new business written in a period by life insurance companies, particularly when the sales contain both single premium and regular premium business.

This differs from the IFRS measure of gross premiums earned as shown below:

	2020 $m			2019 $m

	Asia	US	Total segment note (a)	Asia	US	Total segment note (a)

Gross premiums earned	23,341	19,026	42,367	23,757	21,209	44,966
Less: premiums from in-force renewal businessnote(b)	(18,166)	(845)	(19,011)	(17,236)	(956)	(18,192)
Adjustment to include 10% of single premiumsnote(c)	(2,131)	(17,306)	(19,437)	(2,606)	(20,008)	(22,614)
Add: deposit accounting for investment contractsnote(d)	–	1,284	1,284	255	2,522	2,777
Inclusion of APE Sales from joint ventures and associates on equity accounting methodnote(e)	820	–	820	899	–	899
Other adjustmentsnote(f)	(168)	(236)	(404)	92	(544)	(452)

Annual premium equivalents (APE)	3,696	1,923	5,619	5,161	2,223	7,384

Notes

(a)
Gross premiums earned of $154 million (2019: $98 million) in the Group's Africa operations are unallocated to a segment, giving total Group gross premiums earned of $42,521 million (2019: $45,064 million) in the income statement. The Africa business sold new business APE of $112 million (2019: $82 million). Given the relative immaturity of the Africa business, it is excluded from the APE metric.
(b)
Gross premiums earned include premiums from existing in-force business as well as new business. The most significant amount is recorded in Asia, where a significant portion of regular premium business is written.
(c)
APE new business sales only include one-tenth of single premiums, recorded on policies sold in the year. Gross premiums earned include 100 per cent of such premiums.
(d)
APE includes new policies written in the year which are classified as investment contracts without discretionary participation features under IFRS 4, arising mainly in Jackson for guaranteed investment contracts. These are excluded from gross premiums earned and recorded as deposits;
(e)
For the purpose of reporting APE new business sales, the Group's share of amounts sold by the Group's insurance joint ventures and associates are included. Under IFRS, joint ventures and associates are equity accounted and so no amounts are included within gross premiums earned.
(f)
APE new business sales are annualised while gross premiums earned are recorded only when revenues are due. Other adjustments also reflect the exclusion of general insurance and reinsurance premiums earned on an IFRS basis.

Exhibits

Documents filed as exhibits to this Form 20-F:

Exhibit Number	Description

1.	Memorandum(2) and Articles of Association of Prudential(5)
2.1	Form of Deposit Agreement among Prudential, Morgan Guaranty Trust Company of New York, as depositary, and holders and beneficial owners from time to time of ADRs issued there under, including the form of ADR(1) . General Data Protection Regulation Amendment Letter to the Deposit Agreement(5)
2.2	The total amount of long-term debt securities of Prudential plc authorised under any instrument does not exceed 10 per cent of the total assets of the Company on a consolidated basis. Prudential plc hereby agrees to furnish to the Securities and Exchange Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Prudential plc or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed
2.3	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934
4.1	Prudential Long-Term Incentive plan(6), Prudential Deferred Annual Incentive Plan(6)
4.2	Executive Directors' Service Contracts:
Mark FitzPatrick(4)
James Turner(4)
Michael Wells(3)
4.3	Form of Letter of Appointment for Non-executive Directors(6) and form of Letter of Appointment for the Chair. Each Letter of Appointment is in the form exhibited
4.4	Other benefits between the Prudential Group and the Directors. Each of the Directors has the benefit of a deed of indemnity granted by the Company which substantially follows the form exhibited(5)
4.5	Demerger Agreement, between Prudential plc and M&G plc, dated 25 September 2019(6)
4.6	Athene Stockholder Agreement, dated 17 July 2020
8.	Subsidiaries of Prudential (set forth in Note D6 to the consolidated financial statements included in this Form 20-F)
12.1	Certification of Prudential plc's Group Chief Executive pursuant to Section 302 of the Sarbanes Oxley Act of 2002
12.2	Certification of Prudential plc's Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002
13.1	Annual certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
14.1	Consent of KPMG LLP
15.1	Prudential's Code of Business Conduct(6)
15.2	Letter from KPMG LLP to the SEC
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Linkbase Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

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
(6)
As previously filed with the Securities and Exchange Commission on 20 March 2020 as an exhibit to Prudential's Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Prudential plc
15 March 2021	By:	/s/ Mike Wells
	Name:	Mike Wells
	Title:	Group Chief Executive