Form 20-F
period 2021-12-31
PRUDENTIAL PLC
filed 2022-03-17
CIK 1116578

As filed with the Securities and Exchange Commission on 17 March 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2021

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

Rebecca Wyatt, Director of Group Financial Accounting & Reporting

+44 20 7220 7588, rebecca.wyatt@prudentialplc.com

1 Angel Court, London EC2R 7AG, England

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

None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of 31 December 2021 was:

2,746,412,265 Ordinary Shares, 5 pence par value each

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒   Yes    ☐    No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐   Yes    ☒    No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒   Yes    ☐    No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒   Yes    ☐    No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer," "accelerated filer," and "emerging growth company” in Rule 12b-2 of the Exchange Act.

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

☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP   ☐   International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐   Item 17   ☐     Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐   Yes    ☒   No

*	Not for trading, but only in connection with the registration of American Depositary Shares.
†	The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CROSS REFERENCES TO FORM 20-F REQUIREMENTS

Item	20-F Form Requirements	Section in this Annual Report on Form 20-F	Page
Item 1	Identity of Directors, Senior Management and Advisers	n/a
Item 2	Offer Statistics and Expected Timetable	n/a
Item 3	Key Information
	Capitalisation and indebtedness	n/a
	Reasons for the offer and use of proceeds	n/a
	Risk Factors	Risk Factors	156
Item 4	Information on the Company
	History and development of the company	•Our business at a Glance	2
		•Company Address	4
	Business overview	•Strategic and Operating Review	8
		•Competition	6
		•Sources	7
		•Supervision and Regulation of Prudential	72
		•Investments	51
		• EEV Basis, New Business Profit and Free Surplus Generation	6
	Organisational structure	•Our strategy	3
		•Significant Subsidiaries	173
	Property, plants and equipment	Note C11 to the Consolidated Financial Statements	259
Item 4A	Unresolved Staff Comments	n/a
Item 5	Operating and Financial Review and Prospects
	Operating results	•Strategic and Operating Review	8
		•IFRS Critical Accounting Policies and Estimates	24
		• Summary Consolidated Results and Basis of Preparation of Analysis	25
		•Explanation of Movements in Revenue and Charges	26
		•Determining Adjusted Operating Profit of Operating Segments	33
		• Explanation of Performance and Other Financial Measures	36
	Liquidity and capital resources	•Explanation of Performance and Other Financial Measures	36
		•Additional Information on Liquidity and Capital Resources	51
		•Note D5 to the Consolidated Financial Statements	265
	Research and development, patents and licenses, etc	n/a
	Trend information	•Strategic and Operating Review	8
		• Explanation of Performance and Other Financial Measures	36
Item 6	Directors, Senior Management and Employees
	Directors and senior management	Board of Directors	81
	Compensation	Compensation and employees:	122
		•Our Executive Directors’ remuneration at a glance	122
		•Annual report on remuneration	127
		• Summary of current Directors’ remuneration policy	124
		•Additional remuneration disclosure	152
	Board Practices	•Board Practices	88
		•Governance Committees	95,101,109
	Employees	Employees	155
	Share ownership	Share ownership	154
Item 7	Major Shareholders and Related Party Transactions
	Major shareholders	Major Shareholders	173
	Related party transactions	Note D4 to the Consolidated Financial Statements	265
	Interests of Experts and Counsel	n/a

Item	20-F Form Requirements	Section in this Annual Report on Form 20-F	Page
Item 8	Financial Information
	Consolidated statements and other financial	•Financial Statements	184
	information	•Intellectual Property	174
		•Legal Proceedings	174
	Significant changes	n/a
Item 9	The Offer and Listing	Listing Information	181
Item 10	Additional Information
	Share capital	Memorandum and Articles of Association	116
	Memorandum and Articles of Association	Memorandum and Articles of Association	116
	Material contracts	Material contracts	174
	Exchange controls	Exchange controls	175
	Taxation	Taxation	175
	Dividends and paying agents	n/a
	Statement by experts	n/a
	Documents on display	Documents on Display	180
	Subsidiary information	n/a
Item 11	Quantitative and Qualitative Disclosures about Market Risk	•Risk Review	53
		•Note C6 to the Consolidated Financial Statements	250
Item 12	Description of Securities Other than Equity Securities	Description of Securities Other than Equity Securities	182
Item 13	Defaults, Dividend Arrearages and Delinquencies	n/a
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	n/a
Item 15	Controls and Procedures	Controls and Procedures	181
Item 16A	Audit Committee Financial Expert	Audit Committee Financial Expert	114
Item 16B	Code of Ethics	Code of Ethics	121
Item 16C	Principal Accountant Fees and Services	Principal Accountant Fees and Services	183
Item 16D	Exemptions from the Listing Standards for Audit Committees	n/a
Item 16E	Purchases of Equity Securities by Prudential plc and Affiliated Purchasers	Purchases of Equity Securities by Prudential plc and Affiliated Purchasers	182
Item 16F	Change in Registrant’s Certifying Accountant	n/a
Item 16G	Corporate Governance	Differences between Prudential’s Governance Practice and the NYSE Corporate Governance Rules	114
Item 16H	Mine Safety Disclosure	n/a
Item 16I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	n/a
Item 17	Financial Statements	n/a
Item 18	Financial Statements	Financial Statements	184
Item 19	Exhibits	Exhibits	297

As used in this document, unless the context otherwise requires, the terms ‘Prudential’, ‘Prudential Group’, the ‘Group’, ‘we’, ‘us’ and ‘our’ each refer to Prudential plc together with its subsidiaries, while the terms ‘Prudential plc’, the ‘Company’ and the ‘parent company’ each refer to ‘Prudential plc’.

This 2021 Annual Report may include references to our website. Information on our website or any other website referenced in the Prudential 2021 Annual Report is not incorporated into this Form 20-F and should not be considered to be part of the Form 20-F. We have included any website as an inactive textual reference only.

FORWARD-LOOKING STATEMENTS

This annual report may contain ‘forward-looking statements’ with respect to certain of Prudential’s (and its wholly and jointly owned businesses’) plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential’s (and its wholly and jointly owned businesses’) beliefs and expectations and including, without limitation, statements containing the words ‘may’, ‘will’, ‘should’, ‘continue’, ‘aims’, ‘estimates’, ‘projects’, ‘believes’, ‘intends’, ‘expects’, ‘plans’, ‘seeks’ and ‘anticipates’, and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty.

A number of important factors could cause Prudential’s actual future financial condition or performance or other indicated results of the entity referred to in any forward-looking statement to differ materially from those indicated in such forward-looking statement. Such factors include, but are not limited to, the impact of the ongoing Covid-19 pandemic, including adverse financial market and liquidity impacts, responses and actions taken by governments, regulators and supervisors, the impact on sales, claims and assumptions and increased product lapses, disruption to Prudential’s operations (and those of its suppliers and partners), risks associated with new sales processes and technological and information security risks; future market conditions (including fluctuations in interest rates and exchange rates, inflation (including interest rate rises as a response) and deflation, the potential for a return to a sustained low-interest rate environment, the performance of financial markets generally and the impact of economic uncertainty (including as a result of geopolitical tensions and conflicts), asset valuation impacts from the transition to a lower carbon economy and derivative instruments not effectively hedging exposures arising from product guarantees); global political uncertainties, including the potential for increased friction in cross-border trade and the exercise of executive powers to restrict trade, financial transactions, capital movements and/or investment; the policies and actions of regulatory authorities, including, in particular, the policies and actions of the Hong Kong Insurance Authority, as Prudential’s Group-wide supervisor, as well as the degree and pace of regulatory changes and new government initiatives generally; given its designation as an Internationally Active Insurance Group (“IAIG”), the impact on Prudential of systemic risk and other group supervision policy standards adopted by the International Association of Insurance Supervisors; the physical, social and financial impacts of climate change and global health crises on Prudential’s business and operations; the impact of not adequately responding to environmental, social and governance issues (including not properly considering the interests of Prudential’s stakeholders or failing to maintain high standards of corporate governance); the impact of competition and fast-paced technological change; the effect on Prudential’s business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of internal transformation projects and other strategic actions failing to meet their objectives; the availability and effectiveness of reinsurance for Prudential’s businesses; the risk that Prudential’s operational resilience (or that of its suppliers and partners) may prove to be inadequate, including in relation to operational disruption due to external events; disruption to the availability, confidentiality or integrity of Prudential’s information technology, digital systems and data (or those of its suppliers and partners) including the Pulse platform; any ongoing impact on Prudential of the demerger of M&G plc and the demerger of Jackson Financial Inc.; the increased operational and financial risks and uncertainties associated with operating joint ventures with independent partners, particularly where joint ventures are not controlled by Prudential; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal and regulatory actions, investigations and dissputes. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause actual future financial condition or performance to differ, possibly materially, from those anticipated in Prudential’s forward-looking statements can be found under the ‘Risk Factors’ heading of this annual report, as well as under the ‘Risk Factors’ heading of any subsequent Prudential Half Year Financial Report furnished to the US Securities and Exchange Commission on Form 6-K. These factors are not exhaustive as Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business.

Any forward-looking statements contained in this annual report speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this annual report or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure Guidance and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST Listing Rules or other applicable laws and regulations. Prudential may also make or disclose written and/or oral forward-looking statements in reports filed with or furnished to the US Securities and Exchange Commission, the UK Financial Conduct Authority, the Hong Kong Stock Exchange and other regulatory authorities, as well as in its annual report and accounts to shareholders, periodic financial reports to shareholders, proxy statements, offering circulars, registration statements, prospectuses, prospectus supplements, press releases and other written materials and in oral statements made by directors, officers or employees of Prudential to third parties, including financial analysts. All such forward-looking statements are qualified in their entirety by reference to the factors discussed under the ‘Risk Factors’ heading of this annual report as well as under the ‘Risk Factors’ heading of any subsequent filing Prudential makes with the US Securities and Exchange Commission, including any subsequent Half Year Financial Report on Form 6-K.

CAUTIONARY STATEMENTS

This annual report does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to purchase, acquire, subscribe for, sell or dispose of, any securities in any jurisdiction nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor.

SUMMARY OF OUR BUSINESS

Our business at a glance

Our markets

In Asia, we provide savings and protection in markets challenged by low insurance penetration and a pension funding gap[1]. In Africa, we are building businesses in some of the world's most under-penetrated markets.

Our largest life insurance businesses are based in Mainland China, Hong Kong, Indonesia, Malaysia and Singapore and we have life businesses in a number of other growing economies in South-east Asia and Africa. We see our greatest opportunities in Mainland China, India, Indonesia and Thailand. Eastspring, our asset management business, is based in 11 locations throughout Asia.

Our markets
Life insurance
Asset management
MAINLAND CHINA
KOREA
JAPAN
INDIA
MYANMAR
LAOS
THAILAND
VIETNAM
CAMBODIA
HONG KONG
TAIWAN
PHILIPPINES
MALAYSIA
SINGAPORE
INDONESIA
GHANA
NIGERIA
TOGO
COTE D'IVOIRE
CAMEROON
UGANDA
KENYA
ZAMBIA

PRUDENTIAL

Our markets	Population[2]	Life insurance penetration[3]	Prudential market ranking[4]	Eastspring funds under management[5]
Mainland China	1.4bn	2.4%	3rd	$12.4bn
Hong Kong	7m	19.2%	2nd	$5.5bn
Indonesia	274m	1.4%	2nd	$4.9bn
Malaysia	32m	4.0%	1st	$13.8bn
Singapore	6m	7.6%	3rd	$150.3bn
India	1.4bn	3.2%	3rd	$30.9bn
Taiwan	24m	14.0%	9th	$5.3bn
Vietnam	97m	1.6%	2nd	$6.6bn
Laos	7m	0.0%	3rd	n/a
Philippines	110m	1.2%	1st	n/a
Cambodia	17m	0.6%	2nd	n/a
Thailand	70m	3.4%	6th	$12.7bn
Myanmar	54m	0.0%	2nd	n/a
Japan				$3.3bn
Korea				$12.0bn

	Population of Prudential markets[6]	Number of Prudential markets
Africa	416m	8

Notes
1 Bridging Asia's pension gap Eastspring Investments July 2019.
2 United Nations, Department of Economic and Social Affairs, Population Division, World Population Prospects 2019 Revision (2020 estimates).
3 Source: Swiss Re Institute; Sigma No 3/2021: World insurance – life insurance penetration (premiums as a percentage of GDP in 2020).
4 Sources: Mainland China (Based on new business standard premiums for 2021 of the foreign joint ventures only, data from industry sharing of information), Hong Kong (Based on weighted total premiums for the first nine months in 2021 - provisional statistics, from Hong Kong Insurance Authority), Indonesia (Based on weighted new premiums for 2021, data from Indonesian Life Insurance Association), Malaysia (Based on new business APE, data from Life Insurance Association of Malaysia and Insurance Service Malaysia Berhad), Singapore (Based on weighted new business premiums reported within Singapore Life Insurance Association returns for 2021), India (Based on retail weighted premium for the calendar year 2021 of private insurers operating in India), Taiwan (Based on full year 2021 APE data from Taiwan Insurance Institute), Vietnam (Based on full year 2021 APE data collected from data sharing by Vietnam Actuarial Network), Laos (Axco industry report, Oct 2021, based on 2019 premiums data), the Philippines (Based on weighted first year premiums for the first nine months in 2021, data from Insurance Commission), Cambodia (Based on full year 2021 adjusted APE, from Insurance Association of Cambodia), Thailand (Based on weighted new business premium for 2021, from The Thai Life Assurance Association), Myanmar (Based on new business premium for the year October 2020 to September 2021 for the foreign insurers operating in Myanmar, from Myanmar Insurance Association).
5 Full year 2021 total funds under management, including external funds under management, money market funds, funds managed on behalf of M&G plc and internal funds under management, reported based on the country where the funds are managed. Eastspring has additional FUM outside these markets.
6 Population as at 2020 source: IMF WEO

Our strategy

How we drive value for all stakeholders

Q: What's driving our business today?

We want to make healthcare affordable and accessible, and promote financial inclusion.

We seek to protect people's wealth, and help them to grow their assets and save for their goals.

Our **Principles** underpin our business approach

- We put customers first
- We act with integrity
- We embrace a growth mindset
- We invest in all our communities
- We take the long view

Q: What is our strategy

A: Our **strategy consists of** three key themes:

Delivering

- Growing health and protection business by providing access to affordable health
- Focusing on the growth opportunities in China, India, Indonesia and Thailand
- Positioning Eastspring to lead in Asia and drive the ESG agenda

Digitalising

- Making it easy for customers to buy – repeatedly
- Expanding data-driven knowledge of our customers
- Improving health and wealth outcomes for our customers

Humanising

- Upskilling our people, agents and partner advisers
- Providing inclusive offerings for all segments
- Lowering the threshold for wealth services

Digitalising products, services and experiences
Delivering profitable growth and social impact
Humanising our company and advice channels

Q: What outcomes do we want to see as a result?

A: Our **long-term performance** aspirations are:

Grow the **value** of our business for shareholders

Develop capacity to serve **50m** customers by 2025

Assets we hold on behalf of our insurance companies will become **'net zero'** by 2050

Q: How do we approach Executive reward?

A: We explicitly link Executive Directors' **Remuneration** to strategic delivery:

Performance conditions of the Executive Directors' Prudential long-term incentive plan (PLTIP) for 2022 include:

New business profit
45%
of the financial performance conditions

Return on embedded value
30%
of total award

ESG metrics constitute
10%
of total 2022 Executive Director's Prudential Long Term Incentive Plan (PLTIP) award, including 5 per cent linked to the carbon reduction target announced in May 2021. ESG priorities and commitments are also reflected in the personal and strategic component of Executive Directors' Annual Incentive Plan (AIP).

SEE THE COMPENSATION AND EMPLOYEES SECTION

How we create value

We offer insurance and asset management products, focusing on the markets where we believe there is rising demand for savings and protection offerings. By tailoring our products to needs of customers in these markets we believe we have a significant opportunity for growth and value creation.

Our purpose and function

We help people get the most out of life… by helping our customers protect their wealth and save for their goals.

The stages in our Business model

Meet customer needs in our selected markets → Engage with customers and potential customers → Meet customer expectations → Generate benefits for our stakeholders

Key resources and relationships we employ…

Markets

We operate in markets with low insurance penetration with a growing need for health, protection and savings products.

In these markets we seek, through discussions with governments, regulators, partners and customers, to address the social requirements for insurance and asset management solutions.

Products

We focus on providing regular premium health and protection business alongside fee earning asset management services.

We develop our products to reach new customers and to make our products more inclusive.

Distribution and digitalisation

Our health, savings and protection products are distributed through our extensive agent network, banks and digital partnerships.

Our asset management products are distributed to third-party institutions and retail clients.

We are working to digitalise our products, services and experiences to increase customer engagement.

Customer service and loyalty

We have high customer loyalty, with a retention ratio consistently in excess of 89 per cent[2].

The satisfaction and trust our customers have in our business translates into a high proportion of repeat sales.

Integrated asset management

We leverage Eastspring's expertise in equity, bonds and multi-asset management to underpin our insurance products, as well as offering products direct to third-party institutions and retail clients.

… and what differentiates us

We have top three positions in 11 out of 13 life markets **in Asia**, and Eastspring is a **top-10 asset manager** in six of 11 markets. We operate in **eight countries in Africa**, where we have built a rapidly-growing multi-product business since our entry in 2014.

We are the market leaders of Sharia business **in Indonesia and Malaysia**.

Our focus on **regular premium health and protection and asset management services** helps us grow our revenues over time as we add new customers and increase the savings of our existing ones.

Our extensive multi-channel distribution enables us to better understand and service customers' financial needs.

Pulse by Prudential is a free digital mobile platform which is improving our customer engagement and reach.

We seek to **protect the value of our business** over the longer term through meeting customer expectations and disciplined risk management and **increase value** by adding new customers.

Eastspring is one of the **largest pan-Asian asset managers** and benefits from the structural advantages of **predictable inflows from the Group's life business.**

The value we create for our stakeholders

Customers
We aim to provide accessible healthcare solutions as well as empowering our customers to save for their goals.

During the year we paid out[3] over
$8.8bn
to our customers in respect of the long-term insurance products they hold with us

Investors
Our Asia and Africa-focused strategy will support long-term delivery of future shareholder returns through value appreciation and dividends.

Government and wider society
We regard governments and legislatures in the markets in which we operate as important stakeholders. We support our wider communities through investment in business and infrastructure, paying tax and community support activity.

$5.9m
direct cash donations to charitable organisations

Our people
We provide an inclusive working environment where we develop talent, reward performance, protect our people and value our differences.

14,486
employees[1]

Regulators
We work with regulators to understand their objectives, priorities and concerns, and how they affect the shape of our business.

$13.2bn
GWS shareholder surplus

Suppliers
We treat our suppliers fairly so we both mutually benefit from our relationship.

Underpinned by our core behaviours

Operating with discipline
Risk management and disciplined allocation of capital underpin our activities, while our governance processes and controls enable us to deal effectively with uncertainty.

Building sustainable business
We build sustainable businesses and invest responsibly, seeking to integrate environmental, social and governance considerations into our investment processes and stewardship activities.

Engaging our stakeholders
We engage with our stakeholder groups closely and take account of their concerns in our decision-making.

Notes
1. Whole Group Full Time Equivalent including Chair, all Directors, GEC members, Senior Managers, excluding joint ventures.
2. Excluding India, Laos, Myanmar and Africa.
3. Claims paid gross of reinsurance, see note C3.2(i) to the IFRS financial statements for more details.

Company Address

Prudential plc is a public limited company incorporated on 1 November 1978 and registered in England and Wales. Refer to the ‘Memorandum and Articles of Association’ sub-section of the ‘Governance’ section of this report for further information on the constitution of the Company.

Prudential’s registered office is 1 Angel Court, London EC2R 7AG, England (telephone: +44 20 7220 7588).

Selected Historical Financial Information

The following table sets forth Prudential’s selected consolidated financial data for the years indicated, which is derived from Prudential’s audited consolidated financial statements. This table provides a five year summary overview of the Group and demonstrates trends in the Group’s financial results over the period. This table is only a summary and should be read in conjunction with Prudential’s consolidated financial statements and the related notes included elsewhere in this document.

In the table below, continuing operations reflect the Group’s insurance and asset management businesses in Asia and Africa and central operations. Discontinued operations represent the Group’s US business (Jackson) demerged in September 2021 and the Group’s UK and Europe business (M&G) demerged in November 2019.

IFRS basis results

Income statementnote (i)	2021 $m		2020 $m		2019 $m		2018 $m		2017 $m
Continuing operations:
Gross premiums earned	24,217		23,495		23,855		22,039		20,255
Outward reinsurance premiums	(1,844)		(1,625)		(1,116)		(771)		(850)
Earned premiums, net of reinsurance	22,373		21,870		22,739		21,268		19,405
Investment return	3,486		13,762		14,961		(2,723)		11,687
Other income	641		615		639		465		457
Total revenue, net of reinsurance	26,500		36,247		38,339		19,010		31,549
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(18,911)		(28,588)		(29,171)		(11,690)		(23,588)
Acquisition costs and other expenditure	(4,560)		(4,651)		(5,908)		(5,793)		(5,823)
Finance costs: interest on core structural borrowings of shareholder-financed businesses	(328)		(316)		(496)		(525)		(527)
(Loss) gain attaching to corporate transactions	(35)		(30)		(142)		(57)		83
Total charges, net of reinsurance	(23,834)		(33,585)		(35,717)		(18,065)		(29,855)
Share of profits from joint ventures and associates net of related tax	352		517		397		319		233
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)note (ii)	3,018		3,179		3,019		1,264		1,927
Tax charges attributable to policyholders’ returns	(342)		(271)		(365)		(107)		(321)
Profit before tax attributable to shareholders' returns	2,676		2,908		2,654		1,157		1,606
Tax credit (charges) attributable to shareholders’ returns	(462)		(440)		(316)		(235)		(186)
Profit from continuing operations	2,214		2,468		2,338		922		1,420
(Loss) profit from discontinued US operations	(5,027)		(283)		(385)		1,959		328
(Loss) profit from discontinued UK and Europe operations	—		—		(1,161)		1,142		1,333
(Loss) profit for the year	(2,813)		2,185		792		4,023		3,081

Basic earnings per share (in cents)note (i)	2021		2020		2019		2018		2017
Based on (loss) profit for the year attributable to the equity holders of the Company:
Continuing operations	83.4	¢	94.6	¢	90.0	¢	35.6	¢	55.3	¢
Discontinued US operations	(161.1)	¢	(13.0)	¢	(14.9)	¢	76.1	¢	12.7	¢
Discontinued UK and Europe operations	—		—		(44.8)	¢	44.3	¢	52.0	¢
Total	(77.7)	¢	81.6	¢	30.3	¢	156.0	¢	120.0	¢

Dividend per share (in cents) excluding demerger
dividend	2021		2020		2019		2018		2017
Dividends paid in reporting period	16.10	¢	31.34	¢	63.18	¢	64.34	¢	59.32	¢

Statement of financial position at 31 Decnote (iii)	2021 $m	2020 $m	2019 $m	2018 $m	2017 $m
Total assets	199,102	516,097	454,214	647,810	668,203
Total policyholder liabilities and unallocated surplus of with-profits funds	157,299	446,463	390,428	541,466	579,261
Core structural borrowings of shareholder-financed businesses	6,127	6,633	5,594	9,761	8,496
Total liabilities	181,838	493,978	434,545	625,819	646,432
Total equity	17,264	22,119	19,669	21,991	21,771

Other financial information

At 31 Decnote (i)	2021 $bn	2020 $bn	2019 $bn	2018 $bn	2017 $bn
Eastspring funds under managementnote (iv)	258.5	247.8	241.1	192.7	187.9
Group shareholder GWS capital surplus (over GMCR)note (v)	13.2	9.4	—	—	—

Notes

(i)	The comparative income statements for 2017 to 2020 have been re-presented from those previously published, to reflect the demerger of the Group’s US operations (Jackson) in September 2021, which have been reclassified as discontinued operations.
(ii)	This measure is the formal profit (loss) before tax measure under IFRS. It is not the result attributable to shareholders.
(iii)	The comparative statements of financial position for 2017 to 2020 include the discontinued US operations as originally published. Furthermore, the 2018 and 2017 comparatives also include the Group’s discontinued UK and Europe operations as originally published. The total assets and total equity as of 31 December 2021 include $683 million in respect of the Group’s 18.4 per cent retained economic interest in Jackson.
(iv)	Eastspring total funds under management comprise funds from external parties, including funds managed on behalf of M&G plc as well as funds for the Group’s insurance operations.
(v)	The 2021 Group shareholder GWS capital surplus (over GMCR) reflects the Insurance (Group Capital) Rules as set out in the GWS Framework which became effective for Prudential in May 2021, 2020 comparative information has been re-presented on a GWS basis. The 2020 shareholder GWS capital surplus (over GMCR) is presented on a Group excluding Jackson basis and before including the value of the Group’s retained interest in Jackson.

Dividend Data

Under UK company law, Prudential plc may pay dividends only if sufficient distributable reserves of the Company are available for that purpose and if the amount of its net assets is greater than the aggregate of its called-up share capital and non-distributable reserves (such as the share premium account) and the payment of the dividend does not reduce the amount of its net assets to less than that aggregate. ‘Distributable reserves’ are accumulated, realised profits not previously distributed or capitalised less accumulated, realised losses not previously written off, on the applicable GAAP basis. For further information about the Company, please refer to the section headed Condensed Financial Information of Registrant (Schedule II).

The retained profit of the Company is principally generated from dividend and interest income received from subsidiaries. Many of its insurance subsidiaries are subject to regulations that restrict the amount of dividends that they can pay to the Company. These restrictions are discussed in more detail in notes C10 and D6.2 to Prudential’s consolidated financial statements. Further information on the Group’s 2021 dividends is provided in note B5 to Prudential’s consolidated financial statements.

Subject to the restrictions referred to above, Prudential plc’s directors have the discretion to determine whether to pay an interim dividend and the amount of any such interim dividend but must take into account the Company’s financial position. The directors also have the discretion to recommend payment of a final dividend, such recommendation to be approved by ordinary resolution of the shareholders. The approved amount may not exceed the amount recommended by the directors.

The following table shows certain information regarding the dividends per share of Prudential plc relating to the years indicated. Prior to the second interim ordinary dividend in 2019, the dividends were declared in pence sterling and converted into USD at the noon buying rate in effect on each payment date. First interim dividends for a specific year now generally have a record date in August and a payment date in September of that year, and second interim dividends now generally have a record date in the following March/April and a payment date in the following May.

US cents per share	2021	2020	2019	2018	2017
First Interim Ordinary Dividend	5.37	5.37	20.29	20.55	19.50
Second interim Ordinary Dividend	11.86	10.73	25.97	42.89	43.79

Reflecting the Group’s capital allocation priorities, a portion of capital generation will be retained for reinvestment in the business, and dividends will be determined primarily based on the Group’s operating capital generation after allowing for the capital strain of writing new business and recurring central costs. Dividends are expected to grow broadly in line with the growth in the Group’s operating free surplus generation net of right-sized central costs, and will be set taking into account financial prospects, investment opportunities and market conditions. Accordingly, the Board has approved a 2021 second interim ordinary cash dividend of 11.86 cents per share (2020: 10.73 cents per share). Combined with the first interim ordinary cash dividend of 5.37 cents per share (2020: 5.37 cents per share), the Group’s total 2021 cash dividend is 17.23 cents per share (2020: 16.10 cents per share), an increase of 7 per cent.

EEV Basis, New Business Profit and Free Surplus Generation

In addition to IFRS basis results, Prudential’s filings with the Financial Conduct Authority, the Stock Exchange of Hong Kong, the Singapore Stock Exchange and Group Annual Reports include reporting by Key Performance Indicators (‘KPIs’). These include results prepared in accordance with the European Embedded Value (‘EEV’) Principles and Guidance issued by the European Insurance CFO Forum in 2016, as well as new business profit and operating free surplus generation measures, which are alternative performance measures.

The EEV basis is a value-based method of reporting in that it reflects the change in the value of in-force long-term business over the accounting period. This value is called the shareholders’ funds on the EEV basis which, at a given point in time, is the value of future cash flows expected to arise from the current book of long-term insurance business plus the net worth (being the net assets on the local regulatory basis with adjustments) of Prudential’s life insurance operations. Prudential publishes its EEV results semi-annually in the UK, Hong Kong and Singapore markets.

New business sales are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. New business profitability is a key metric for the Group’s management of the development of the business. New business profit reflects the value of future profit streams which are not fully captured in the year of sale under IFRS reporting. New business margin is shown by reference to annual premium equivalent (APE) which is calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts. The amounts are not, and are not intended to be, reflective of premium income recorded in the IFRS income statement. EEV basis new business profit and margins are also published semi-annually.

Operating free surplus generation is used to measure the internal cash generation by our business units. For the insurance operations, it represents amounts maturing from the in-force business during the period less investment in new business and excludes other non-operating items. For the asset management operations, it equates to IFRS post-tax adjusted operating profit for the period.

Competition

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

Prudential offers different products in its different markets in Asia and Africa and, accordingly, faces different competitors and different types of competition in each market. In all of the markets in which Prudential operates, its products are not unique and, accordingly, it faces competition from market participants who manufacture a varying range of similar and identical products.

The competitive landscape across Asia and Africa differs widely by geographical market, reflecting differing levels of market maturity and regulation. Prudential’s competitors include both the subsidiaries of global life insurers and local domestic (including state-owned) entities. The majority of local domestic life insurers in Asia and Africa remain focused on their core home markets. The developed and liberalised markets of Hong Kong and Singapore are dominated by subsidiaries and branches of global life insurance groups. The developing markets in South East Asia such as Indonesia, Vietnam and the Philippines also see a high level of participation by global life insurance groups. The large and relatively mature markets, such as Taiwan, are dominated by local domestic insurers. In certain countries, the life insurance markets are dominated by local domestic insurers or by joint venture entities between global insurance groups and local companies.

Prudential’s principal competitors in Asia and Africa include global life insurers together with regional insurers and multinational asset managers. In most markets, there are also local companies that have a material market presence.

Sources

Throughout this annual report, Prudential describes the position and ranking of its overall business and individual business units in various industry and geographic markets. Such data comes from a variety of conventional sources generally accepted as relevant business indicators by members of the financial services industry and which we believe to be reliable. These sources include information available from China Banking and Insurance Regulatory Commission, Insurance Commission of Philippines, the Asia Asset Management Magazine, Asosiasi Asuransi Jiwa Indonesia (Indonesian Life Insurance Association), Association of Investment Management Companies (Thailand), Association of Vietnamese Insurers, Fitch, Hong Kong Federation of Insurers, Hong Kong Office of the Commissioner of Insurance, Hong Kong Insurance Authority, HSBC Global Research, Insurance Regulatory and Development Authority of India, Insurance Services Malaysia Berhad, Life Insurance Association of Malaysia, Life Insurance Association of Singapore, Life Insurance Association of Taiwan, Lipper, Morningstar, Moody’s, Standard & Poor’s, Thai Life Assurance Association, Association of Mutual Funds in India, The Asset Benchmark Research and UBS.

STRATEGIC AND OPERATING REVIEW

The following discussion and analysis should be read in conjunction with Prudential’s consolidated financial statements and the related notes for the year ended 31 December 2021 included in this document.

A summary of the critical accounting policies which have been applied in preparing Prudential’s financial statements is set forth in the section below titled ‘IFRS Critical Accounting Policies and estimates’.

The results discussed below are not necessarily indicative of the results to be expected in any future periods. This discussion contains forward-looking statements based on current expectations, which involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in these forward-looking statements due to a number of factors, including those set forth in the ‘Risk Factors’ section and elsewhere in this document.

Use of alternative performance measures

The table below explains how the Group’s profit before tax and the supplementary analysis (alternative performance measure) of adjusted IFRS operating profit based on longer-term investment returns (adjusted operating profit4) each are reconciled to profit after tax on an IFRS basis. Adjusted operating profit is management’s primary measure of profitability and provides an underlying operating result based on longer-term investment returns and excludes non-operating items. Further explanation on the determination of adjusted operating profit is provided in the section headed ‘Determining Adjusted Operating Profit of Operating Segments’.

Operating segments

The Group’s operating segments for financial reporting purposes are defined and presented in accordance with IFRS 8 ‘Operating Segments’ on the basis of the management reporting structure and its financial management information.

In the first quarter of 2021, the Group reviewed its operating segments for financial reporting under IFRS 8 following changes to the business and financial management information provided to the Group Executive Committee (GEC). As a result, performance measures for insurance operations are now analysed by geographical areas for the larger business units of the CITIC-Prudential Life Insurance Company (CPL), Hong Kong, Indonesia, Malaysia and Singapore, with Eastspring, the asset management business, also analysed separately. All other Asia and Africa insurance operations are included in the ‘Growth markets and other’ segment alongside other amounts that are not included in the segment profit of an individual business unit, including tax on life joint ventures and associates and other items that are not representative of the underlying segment trading for the period. The 2020 and 2019 comparatives have been re-presented to show the new segments for comparison. On 13 September 2021, the Group completed the demerger of the US operations (Jackson Financial Inc.) from the Prudential plc Group. Accordingly, the US operations do not represent an operating segment at the year end. The results of US operations have been reclassified as discontinued in these consolidated financial statements in accordance with IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’, and have therefore been excluded in the analysis of performance measure of operating segments.

Operations which do not form part of any business unit are reported as ‘Unallocated to a segment’ and comprise head office functions in London and Hong Kong.

Joint ventures and associates

Under IFRS, the Group accounts for its investments in joint ventures and associates by using the equity method of accounting. The Group’s share of profit or loss of its joint ventures and associates is presented in a single line in the income statement and its share of movements in other comprehensive income is recognised in other comprehensive income, on a net of related tax basis.

For the purpose of segmental reporting on the Group’s other performance metrics such as APE new business sales and adjusted operating profit, the Group’s proportionate share of the results of the joint ventures and associates are included within total Group results and on a pre-tax basis for the segmental analysis of adjusted operating profit, with related tax charges included separately within the Growth markets and other segment.

Currency volatility

Our approach to evaluating the financial performance of the Group is to present percentage growth rates before the impact of the fluctuations in the value of the US dollar against local currencies in our operating markets. In a period of currency volatility this approach allows a more meaningful assessment of underlying performance trends. This is because our businesses receive premiums and pay claims in local currencies and are therefore not exposed to any cross-currency trading effects. To maintain comparability in the discussion below the same basis has been applied. Growth rates based on actual exchange rates (AER) are also shown in the financial tables presented for IFRS measures and adjusted operating profit in this report. Consistent with previous reporting periods, the assets and liabilities of our businesses are translated at year-end exchange rates so the effect of currency movements has been fully incorporated within reported shareholders’ equity.

The table below presents the results on both an actual exchange rate (AER) and constant exchange rate (CER) bases so as to eliminate the impact of exchange translation.

IFRS (loss) profit after tax
	AER			CER		AER
	2021 $m	2020 $m	Change %	2020 $m	Change %	2019 $m
(Loss) profit for the year	(2,813)	2,185	n/a	2,231	n/a	792
Less loss from discontinued US operations	5,027	283	n/a	283	n/a	385
Less loss from discontinued UK and Europe operations	—	—	n/a	—	n/a	1,161
Profit after tax from continuing operations	2,214	2,468	(10)%	2,514	(12)%	2,338
Tax charge attributable to shareholders’ returns	462	440	(5)%	450	(3)%	316
Profit from continuing operations before tax attributable to shareholders	2,676	2,908	(8)%	2,964	(10)%	2,654
Non-operating items:
Short-term fluctuations in investment returns on shareholder-backed businesses	458	579	21%	554	17%	(554)
Amortisation of acquisition accounting adjustments	5	5	—%	5	—%	5
(Loss) profit attaching to corporate transactions	94	(735)	n/a	(733)	n/a	142
	557	(151)	n/a	(174)	n/a	(407)
Adjusted operating profit	3,233	2,757	17%	2,790	16%	2,247
Analysed into:
CPL	343	251	37%	269	28%	219
Hong Kong	975	891	9%	889	10%	734
Indonesia	446	519	(14)%	529	(16)%	540
Malaysia	350	309	13%	313	12%	276
Singapore	663	574	16%	589	13%	493
Growth markets and other	932	835	12%	841	11%	737
Eastspring	314	283	11%	286	10%	283
Unallocated to a segment
Other income and expenditure	(605)	(743)	19%	(759)	20%	(932)
Restructuring costs and IFRS 17 implementation costs	(185)	(162)	(14)%	(167)	(11)%	(103)
Adjusted operating profit	3,233	2,757	17%	2,790	16%	2,247

The Group reports annual premium equivalent (APE) as a measure of new policies sold in the year, which is a key metric for the Group’s management of the development of the business. APE is calculated as the aggregate of regular premiums and one-tenth of single premiums on new business written during the year for all insurance products, including premiums for contracts designated as investment contracts under IFRS 4. The use of the one-tenth of single premiums is to normalise policy premiums into the equivalent of regular annual payments. This measure is commonly used in the insurance industry to allow comparisons of the amount of new business written in a period by life insurance companies, particularly when the sales contain both single premium and regular premium business. This differs from the IFRS measure of gross premiums earned as shown in the table below from continuing operations.

Reconciliation from Gross premiums earned to Annual premium equivalent (APE)

	AER
	2021 $m	2020 $m	2019 $m
Gross premiums earned	24,217	23,495	23,855
Less: premiums from in-force renewal business	(17,593)	(18,253)	(17,291)
Less: 90% of single premiums on new business sold in the period	(3,602)	(2,147)	(2,618)
Add: APE sales from joint ventures and associates on equity accounting method	1,104	820	899
Other adjustments	68	(107)	398
Annual premium equivalent (APE)	4,194	3,808	5,243

Further explanation of the differences is provided in note II(viii) of the section headed ‘Additional unaudited financial information’. A discussion of the year-on-year movement of gross premiums earned is provided in the ‘Explanation of Movements in Revenue and Charges’ section.

In the remainder of this section, every time we comment on the performance of our businesses, we focus on their performance measured in local currency (presented here by reference to percentage growth expressed on a CER basis) unless otherwise stated. In each such case, the performance of our businesses on an AER basis is explained by the same factors discussed in the comments below, together with the impact of currency movements.

Overview

During 2021 we completed the planned strategic re-positioning of our business, while at the same time delivering a resilient financial performance, despite the challenges posed by the continuing Covid-19 pandemic.

Over the course of the year, we completed the reshaping of our business into one focused entirely on the long-term opportunities we have identified in Asia and Africa. In the fourth quarter, we carried out a successful $2.4 billion1 equity raise in Hong Kong. In December 2021 and January 2022 cash from this issuance was deployed in deleveraging our balance sheet in a $2.25 billion debt redemption programme. These actions, together with the associated reduction in interest costs, have enhanced our financial flexibility in light of the breadth of opportunities to invest for growth in Asia and Africa.

In 2021, despite ongoing disruption, our digitally-enabled, multi-channel and geographically diversified platform delivered 8 per cent growth2 in APE sales3 (10 per cent on an AER basis). Sales in Hong Kong continued to be constrained by the ongoing closure of the border with Mainland China. However, excluding Hong Kong, APE sales were 16 per cent2 higher (19 per cent on an AER basis). Eight markets in Asia and our Africa business saw double-digit growth including Mainland China, India, Malaysia, the Philippines, Singapore and Thailand. Business mix saw a shift into more profitable shareholder-backed business, particularly in Hong Kong.

The total IFRS loss after tax for 2021 was $(2,813) million (2020: $2,231 million profit after tax on a CER basis, $2,185 million profit after tax on an AER basis), which comprised a $2,214 million profit after tax from continuing operations (2020: $2,514 million profit after tax on a CER basis, $2,468 million profit after tax on an AER basis) and a $(5,027) million loss after tax from discontinued operations (2020: $(283) million loss after tax on a AER and CER basis). This loss from discontinued operations is due to the write-down of Jackson to its fair value upon demerger, as required by accounting standards. The decrease of $(254) million in profit after tax from continuing operations on an AER basis primarily reflected a decrease in the profit before shareholder tax of $(232) million from $2,908 million to $2,676 million, together with a $(22) million increase in shareholder tax charge from $(440) million to $(462) million. Profit before shareholder tax comprised of $3,233 million in adjusted operating profit (2020: $2,757 million on an AER basis; $2,790 million on a CER basis) and $557 million in non-operating losses (2020: $151 million on an AER basis; $174 million on a CER basis). Our adjusted IFRS operating profit based on longer-term investment returns (adjusted operating profit4) for 2021 from our continuing operations increased by 16 per cent on a CER basis (17 per cent on an AER basis), reflecting the geographic, product and distribution channel diversification of our Asia and Africa-focused business model. The Group’s financial performance for the year is further discussed in the Financial Review later in this document.

The Covid-19 pandemic has had an ongoing impact on the markets in which we operate and the lives of our customers, and has caused continuing personal and working challenges for all our colleagues. Our people have not only risen to the challenges posed by Covid-19, but have also continued to deliver to the highest standards for our customers and our business.

Our purpose is to help people get the most out of life, and both our strategic steps and our service to our customers are enabling us to fulfil that purpose. Our strategy of focusing on our markets in Asia and Africa enables us to devote our resources to serving customers in markets where there are substantial growth opportunities and to be aligned with broader public policy and societal needs. Our range of products, our digitally-enabled multi-channel distribution and the dynamic capabilities of our operations mean that not only can we seek to meet those needs but also to help prevent, postpone and protect customers from threats to their health and wellbeing, as well as support them to achieve their savings goals.

Alongside our key strategic steps, during 2021 we supported our key stakeholders in many different ways, particularly in the face of the challenges created by Covid-19. For our customers, we have developed and tailored our range of products, in particular in health and protection, to allow these products to be suitable for a wider range of income groups such as through our ‘bite-sized’ insurance products. These are already offered in a number of markets including Malaysia, the Philippines, Cambodia and Vietnam, and are designed to cater for the specific needs of under-insured consumers and first-time buyers. For our agents, we have delivered significant training and productivity tools, enabling them to continue to retain client contact and accelerate the lead referral process. For our employees, we have paid salaries and wages of $1.0 billion in the year5, as well as providing significant support in terms of wellness, flexible working and helping them to manage their mental health. We have recognised the efforts that our staff have made during the year and have granted $1,000 of Prudential shares to each full-time employee. For our regulators, we have participated in multiple engagements on industry developments including enhanced risk management, monitoring customer outcomes and risk-based capital. The Group continues to make significant tax contributions in the jurisdictions in which it operates, with more than $1 billion remitted to tax authorities in 2021. We have funds under management of $258.5 billion6 and are significant investors in Asia and Africa economies.

In the near term, our corporate activity is expected to include the reduction of our stake in Jackson to less than 10 per cent and the securing of additional central cost savings of $70 million7 from the start of 2023. We will continue to ensure our central functions remain resilient and compliant.

We are ending this historic year of change and development ideally positioned to take advantage of the opportunities in our chosen markets. Through our continually improving range of products, our wide-ranging, digitally-enabled multi-channel distribution and our execution capabilities, we are well placed to continue to build for our customers across our markets well into the future.

Group strategy

Our strategy is aligned with the supportive structural trends in Asia and Africa. Despite the rapid rise in prosperity in Asia, people still have low levels of insurance cover, with 39 per cent of health and protection spend still paid out-of-pocket8, and an estimated 80 per cent of the population of Asia still without insurance cover9. Combined with rising prosperity and ageing populations, this creates a large and growing health and protection gap that has been estimated at $1.8 trillion10.

These long-term trends underpin rising demand for savings and protection across both Asia and Africa, and create significant opportunity for growth and value creation. By delivering products and services that are specific to consumer segments and markets, we are well positioned to meet the growing health, protection and long-term savings needs of customers in these geographies.

We are developing the capacity to serve up to 50 million customers by 2025 through investing in our multi-channel distribution capabilities, applying digital capabilities to increase the efficiency of our operations and introducing products and services that allow us to develop more diverse customer bases in our markets. We continue to invest in our people and systems to ensure we have the resources to deliver on our long-term growth strategy and to evolve our operating model to keep pace with our opportunities as an exclusively Asian and African business. We seek to achieve this by:

-	Delivering profitable growth in a socially responsible way;
-	Digitalising our products, services and experiences; and
-	Humanising our company and advice channels.

We have significant investment appetite that is based on the absolute size and demographic characteristics of each economy and our ability to build competitive advantage, leveraging our scale and expertise. We will continue to build on our leading positions in Hong Kong and South-east Asia, and we see the greatest growth opportunities in the largest economies of China, India, Indonesia and Thailand. At the same time, we are continuing to develop our businesses in Africa, where our investment gives us exposure to a growing, under-served continent whose population is expected to double to more than two billion people by 205011.

Delivering the strategy

Our strategy is pursued through providing a wide range of products which are then refined through continued innovation and iterative enhancements driven by customer needs. These products and services are then offered to those customers through our multi-channel distribution suite of channels – agents, bancassurance, digital and other. Increasingly customers are seeking to interact with us through a combination of digital channels and in-person agents. We are adapting our capabilities to match customers’ preferences for engagement during both purchase and servicing of our policies. Our product mix and multi-channel distribution capability have been the key drivers of new business profitability and growth in embedded value.

Our products are tailored to the developing requirements of local markets and the fast-changing needs of individual customers. Our focus is on health and protection and savings products with the rest provided by savings products including participating, linked and other traditional products.

We have responded to the changing needs of our customers by broadening coverage for new risks and adding innovative features to existing products. For example, during 2021, we introduced or enhanced more than 200 new products, including more than 90 digital and protection products. Further details are given below in the operational performance by market section.

Our product and other initiatives helped attract over 2.5 million customers in 2021 who were not existing policyholders of Prudential. This contributed to an increase in our total life customer base to 18.6 million (2020: 17.4 million excluding Jackson). New business policies sold to both new and existing customers rose to 3.9 million, an increase of 16 per cent over the prior year and included 109,000 polices which were sold direct to the consumer through digital systems, including Pulse. These new policies included 2.2 million health and protection cases, an increase of 41 per cent when compared with the prior year, reflecting our customers’ increased focus on this area in light of the pandemic.

To ensure that customers have the best access to our products, we have a multi-channel and integrated distribution strategy that is able to adapt flexibly to changing local market conditions. We have an extensive distribution network encompassing agency, bancassurance and non-traditional partnerships, including digital.

Our agency channel is a key component of our success, given the high proportion of high-margin protection products sold through this channel. We have over 540,000 licenced tied agents12 across our life insurance markets. The productivity of our active agents increased by 3 per cent during 202112, based on APE sales per active agent as we, and our customers, focus increasingly on standalone protection products.

Our continued support for our agency channel positions us well for sustainable growth. We have recruited circa 123,000 agents during the year12 and continue to move our recruitment, training and management of agents on-line. The use of virtual sales tools has enabled us to deliver 45 per cent of agency new cases in 2021 virtually, compared with 28 per cent from April to December in 2020, demonstrating our embedding of these processes and building resilience for the future.

Agent professionalism and career progression are extremely important to us, and we provide tailored training programmes that share our agents’ experience and best practice across different markets. At the same time, we continually upgrade the tools available to our agents to assist them during the sales process and enhance productivity. Agents that qualified for the Million Dollar Round Table (MDRT) award during 2021 contributed 40 per cent of APE sales in the relevant markets13 in 2021 (2020: 34 per cent13).

We have a leading bancassurance franchise, providing access to over 26,000 bank branches through our strategic partnerships with over 160 multinational banks and prominent domestic banks. Sales made virtually accounted for around 30 per cent of new business cases made through the bancassurance channel in 2021 (2020: 27 per cent from July 2020).

Alongside our agency and bancassurance channels, we also have Pulse by Prudential, our digital platform and ecosystem. Our aspiration is that Pulse facilitates customer acquisition at scale, provides an enhanced customer experience and acts as a platform for the business, with scope for delivering future operational efficiency.

Our pan-Asia asset manager, Eastspring, is one of the largest pan-Asia asset managers, managing $258.5 billion in assets across 11 markets in Asia14, and is a top-10 asset manager in six of those markets. We continue to diversify Eastspring’s product set and intend to accelerate its development as a leader in Asia by broadening its investment strategies and making wealth services more accessible at lower levels of individual contributions. Eastspring is playing an important role in supporting our commitment to carbon reduction in our insurance company asset portfolio, allowing us to deliver profitable growth alongside a positive social impact. Further details are set out in the operational performance by market section.

Pulse and our digital offerings

Prudential’s Pulse digital platform is designed to connect with customers and potential customers on key elements in their lives, namely their health and wealth. As well as offering our own products it provides a number of other features to engage and support customers in this area. We work with partners to deliver these additional services and features and to date we have entered into 56 key digital partnerships. We continue to expand our collaboration with new partners helping us widen access to new customer segments and deepen our engagement with our users. Prudential’s widely recognised brand and Pulse’s geographically diverse platform means that we can attract and work with multiple ‘best-in-class’ partners across numerous fields of expertise and sectors.

Pulse is active in 17 markets in Asia and Africa and we utilise AI technology to offer users a selection of services, ranging from health assessments, risk factor identification, telemedicine and wellness to digital payment capabilities. Health features such as AI Symptom checker and Digital Twin have been launched in Pulse to most markets in which Pulse is available. These features are paired with health experts online (where available) and fitness communities to help Pulse users stay healthier.

Pulse has now been downloaded more than 32 million15 times. Download growth has moderated more recently given that Pulse has now been rolled out to most of the markets we operate in. The focus now is on customer segmentation and engagement campaigns on the installed base so that Pulse now supports all of our distribution channels. APE sales associated with Pulse increased by 73 per cent2 to $364 million in 202116. These sales represented circa 11 per cent of our total APE sales in markets where Pulse is available. This percentage contribution has increased steadily over the second half of the year, ending the last quarter of 2021 at 13 per cent.

We believe Pulse provides a wide range of benefits to Prudential, including:

●	Efficient model to acquire, engage and serve users at scale, widening access to new customer segments for Prudential. This includes attracting a new, younger generation of customers.
●	Reduces marginal customer acquisition costs through targeted marketing campaigns.

●	Aggregated data on Pulse helps deliver greater customer insights and supports improved productivity for Prudential’s distribution channels by serving those customers that require a more personal/advice led approach which are often higher margin more complex products.
●	Promotes better customer retention characteristics via stronger engagement and frequent contact, particularly for digital-savvy customers or customers who prefer virtual interactions.

Pulse is intended to become in due course a common platform across our markets to provide end-to-end processing, with all policy sales and servicing conducted within the platform for digital products. In addition, it is intended to provide an integrated business solution for our agency sales force, which should assist in creating a future-ready sales force capable of serving technology-savvy customers, as well as customers who prefer to meet virtually or a combination of both. Over the longer term this also has the potential to enhance our current operating model by removing some of the diverse technology systems and manual processes across our markets.

Pulse supports the agency channel and its use is demonstrated by the number of leads recorded on Pulse, which totalled 4.3 million in 202117.

As an example, our Philippines business saw over 1.9 million leads distributed to agents in 2021. These leads were provided to agents via PRULeads (within Pulse), where agents are provided with lead and campaign details derived from data generated from Pulse. The agents are also provided with suggested introductory discussion points to engage and develop dialogue with customers. Lastly, product information materials specific to the campaign are tagged in PRULeads, allowing agents access to those materials should that be necessary.

Pulse also supports our bank partners in bringing digital solutions to customers. In the Philippines for example, Prudential has teamed up with CIMB Bank Philippines (CIMB PH) to make digital financial products and service more accessible. CIMB PH is one of the fastest growing banks in the Philippines, adopting and offering digital banking products to its more than five million customers. We are the first bancassurance partner for CIMB. Pulse products will be made available on CIMB’s platform and vice-versa.

It is intended that Pulse will broaden Prudential’s customer reach, improve our channel productivity and generate efficiencies as we scale. Prudential continues to evaluate options for the development of Pulse in India and Mainland China. Our operations there already have sophisticated digital offerings provided by our respective joint venture partners in these technologically advanced multi-channel businesses.

Capital allocation

We apply a disciplined approach to capital allocation by applying the framework discussed in the Financial Review both to organic investment in new business and to considering inorganic growth options.

We aim to deliver ongoing capital generation by investing capital to write products with high rates of return and short payback periods. We expect to generate attractive returns on our new business driven particularly by the focus on health and protection and regular premium products. This creates new capital, which can be reinvested into writing more profitable new business.

The operation of our approach to capital management is demonstrated by our delivery of return on shareholders’ equity as set out below:

Operating return[18] on shareholders’ equity (%)

	2021	2020
Operating return[18] on IFRS shareholders’ equity[19]	18	20

Leadership developments

During 2021, a number of leadership changes took place. Our Group Chief Digital Officer retired and was succeeded by his deputy. In Indonesia, Malaysia and the Philippines, new CEOs were appointed following retirements and in all three cases the new appointees brought in additional skill sets including Sharia finance and technology. The CEOs in all our major segments have many years of experience of working in the markets they oversee and are all local to their markets.

Environmental, Social and Governance

During 2021, we have strengthened our focus on Environmental, Social and Governance (ESG) matters, building on the new ESG strategic framework which we developed in 2020.

Across Prudential, inclusivity runs as a common theme in all of our ESG activity. Within our core business activity of making health accessible, we seek to make our products as inclusive as possible and during 2021, we developed a campaign, We DO Family, to support the development of more inclusive products that recognise the evolution of nuclear families; our approach to climate change is underscored by our commitment to an inclusive transition in our markets; and, we further progressed our diversity and inclusion activity including the launch of PRUCommunities, a safe place for our people to share identities, interests, goals, and the changes they would like to see at Prudential. We consider this focus on inclusivity, both internally and externally, to be pivotal to meeting our purpose.

We recognise the importance of targets in evidencing our commitment to progress on ESG topics. As a significant asset manager and asset owner in regions forecast to be impacted severely by climate change, we have a distinctive role to play in the inclusive transition to a low-carbon economy. Recognising this, in May 2021, we set a target to be net zero by 2050 for our insurance assets supported by a 25 per cent reduction in emissions from the portfolio by 2025. In addition, we have established targets for a 25 per cent reduction in Scope 1 and 2 carbon emissions per employee by 2030.

The Group publishes an ESG report that sets out in more detail our ESG activities during the year, including our progress towards these targets. The ESG report is available on the Group’s website.

Outlook

We enter 2022 with a strong balance sheet and capital position. The timing of the opening of the Hong Kong border remains uncertain and Covid-19 will continue to have an impact. The current conflict in Ukraine could have wider implications for global economic and market conditions as well as geopolitical relations. However, we believe our multi-channel approach and focus on quality business and operating efficiency is the right strategy for dealing with volatile operating conditions. We are confident that our investment in new business, distribution and product enhancements will continue to meet the needs of our customers and build value for our shareholders over the long term.

Operational performance by market

The following commentary provides an update on the operational capabilities and performance for each of the Group’s segments. Discussion of the financial performance of the Group and its segments is contained separately in the Financial Review section of this document. Unless otherwise stated, the APE discussion in the following commentary is provided on a CER basis.

Mainland China – CITIC Prudential Life (CPL)

Mainland China continues to present significant opportunities for Prudential, driven by the low levels of insurance penetration, conducive regulatory proposals for the long-term development of insurance markets as well as favourable demographics such as an ageing population, emerging middle class and rapid urbanisation. These factors support further growth both in health and protection as well as pension products and services.

Prudential’s life business in Mainland China, CPL, is a 50/50 joint venture with CITIC, a leading Chinese state-owned conglomerate. CPL benefits from a balanced distribution network with strength in agency and bancassurance and a well-diversified product range. CPL has a substantial opportunity to expand and deepen its presence across its nationwide footprint of 20 branches covering 99 cities. Our Mainland China business has a particular focus on areas with the greatest economic growth potential, a strategy aligned with the Chinese government’s ‘City Cluster Model’, centred on Beijing, Shanghai and the Greater Bay Area, a region which, if it was a separate economy, would be one of the 10 largest economies in the world45. CPL customises solutions for various customer segments and targets the high net worth individuals and families with inter-generational insurance and wealth solutions incorporating legacy planning. It also tailors protection and education solutions to the needs of the younger generation, which it combines with healthcare and childcare services. Its group life and health solutions are popular with business owners and their employees.

New business performance during 2021

CPL’s APE sales grew by 25 per cent2 to $776 million. Its solid and resilient growth has been underpinned by its diversified distribution strategy, with both agency and bancassurance channels delivering double-digit APE sales growth at 25 per cent2 and 28 per cent2 respectively in 2021.

CPL continues to outgrow the overall sector. In 2021, CPL increased its overall market share to 0.86 per cent20, from 0.74 per cent20 in 2020.

Delivering customer-led solutions

Our Mainland China business presents solutions that address the financial security and wellbeing of our customers at different life stages, with built-in related services enriching the overall customer propositions. Its solutions and services are combined in an ecosystem that provides an integrated experience, meets the full demands of customers and strengthens our relationships with them.

During 2021, CPL upgraded its award-winning critical illness solution (‘Hui Kang Zhi Cheng’) by enhancing benefit coverage conditions and reducing waiting periods for certain recurrent claims such as cancer. Beyond protection, it offers a health concierge service that provides preventive healthcare, a panel of specialists for consultation on treatment options, priority hospital access and mental health rehabilitation services.

To meet customers’ desire for a more digital experience, engagement, fulfilment and servicing with customers and distributors are carried out through its mobile first Xin Yi Tong app. Its ‘Virtual Lounge’ leverages technology to humanise connection between the agent and the customer. Digital media recognised the technology’s customer useability. In fact, the CPL business continues to report one of the highest virtual sales rates amongst our business units of over 80 per cent despite the near-normalisation of the Covid-19 situation.

Multi-channel distribution

CPL continues to focus on building a professional, high-quality agency force, with suitable knowledge of health and protection products. Its 17,800 agents serve customers across the country and agency productivity has improved markedly, with APE sales per active agent rising 61 per cent and over 1,100 agents qualifying for the MDRT award in 2021. The total agency force reduced during the year in the context of the industry going through a period of rationalisation and its own focus on quality. CPL is empowering agents with tools and techniques that help engage customers in order to provide customer-centric solutions. Over time, as the agency force continues to mature and build experience, we expect this to result in further enhancement in productivity, providing additional support to our growth trajectory in CPL.

Meanwhile, CPL also continues to build out its bancassurance distribution. It has a network of 48 bancassurance partners with access to over 6,000 branches across Mainland China, supported by over 3,000 insurance specialists catering to the customers of the banks. This has resulted in higher levels of new business from the bank channel.

Hong Kong

Our Hong Kong business, established over 57 years ago, offers domestic Hong Kong residents and mainland visitors sophisticated critical illness, medical benefits and life insurance protection business, as well as investment products in a UK-style with-profits structure.

We continue to refresh and upgrade our offerings with comprehensive protection and wealth accumulation propositions for the affluent customers, while leveraging our strengths in affordable healthcare products such as VHIS and wellness services via Pulse which appeal to the mass market. For small and medium enterprises (SMEs), we are leveraging our digital Business@Pulse platform to provide group solutions as well as wellness programs aimed at improving employees’ well-being beyond work. Meanwhile, Mainland China customers remain an important customer segment for the Group’s Hong Kong business, although APE sales have been severely curtailed following the closure of the border between Mainland China and Hong Kong implemented in late January 2020. Based on its own and third-party surveys, the Group believes there is latent demand from Mainland China customers for its Hong Kong product suite, driven by the sophistication of the products offered and the high level of medical care available in Hong Kong. As a result, the Group expects to see the return of this important source of new business when the border between Mainland China and Hong Kong reopens and visitor arrivals normalise.

Additionally, supportive regulatory developments such as Wealth and Insurance Connect between the Greater Bay Area and Hong Kong will further enhance the Hong Kong business’s ability to serve Mainland China customers. We are well placed to capture the longer-term opportunities in the Greater Bay Area given our solid foothold in Hong Kong and presence in all domestic cities in the Greater Bay Area and our pending application for a licence to operate in Macau.

New business performance during 2021

Overall APE sales declined by (27) per cent2 in the year as border closure continued to prevent Mainland China visitors from buying insurance products in Hong Kong. In the domestic segment, we further strengthened our focus on regular-premium health and protection products and also shifted towards higher margin savings solutions. This strategy helped improve the protection mix by 7 percentage points2 and grow protection APE sales by 12 per cent2, although the resultant lower case size led to a 15 per cent2 fall in overall APE sales for the domestic segment.

Delivering customer-led solutions

The business fulfils customer needs via its wide range of protection, savings and investment product offerings. In addition to comprehensive critical illness solutions catering to affluent and high net-worth customers, we also extend access to affordable healthcare by offering a full range of Voluntary Health Insurance Scheme (VHIS) products. The APE sales of VHIS almost tripled in 2021 following the launch of our mid-tier VHIS product. Meanwhile, we have fully embraced the government’s ‘Qualified Deferred Annuity Plan’ (QDAP) for retirement, making us one of the leading players21 in the market.

Our investment proposition provides access to international equities and bonds. Our with-profits product offering pools the investments of policyholders and allocates returns based on long-term investment performance (similar to that used historically in the UK). This is a distinct, capital-efficient structure benefiting from significant scale, enabling Prudential to provide differentiated products while generating attractive margins.

Multi-channel distribution

We operate a digitally enabled multi-distribution platform and provide customers choice on how they prefer to be served. We have the largest agency force of 21,579 agents in the Hong Kong market, and this channel accounted for more than 60 per cent of our APE sales in the year. Despite a challenging operating backdrop, overall agent activity has been broadly stable thanks to intensified agent training and development, enhanced customer engagement tools such as Pulse and PRULeads, as well as broadened product offerings.

On the bancassurance side, we have a long-standing strategic alliance with Standard Chartered Bank which has grown from strength to strength for more than 20 years.

Indonesia

In Indonesia, we are one of the market leaders in the overall life insurance market with 10 per cent market share by weighted new premium in 202122. We are also the market leader with a 29 per cent market share in the fast-growing Sharia segment in Indonesia22, which has the largest Muslim population in the world. Our main strategic objectives are to secure new bancassurance partners for the mass market, improving capabilities to serve our customers better through digitalisation and operational advancements, as well as preparing new propositions to cater to our target segments in anticipation of the post-Covid-19 economic rebound and upcoming new regulation on investment-linked products.

We have upgraded our offerings for the affluent segment where customers seek broad insurance and savings products supported by value-added services. We have also launched simpler, lower ticket-size standalone protection solutions serving the insurance needs of mass segments. Our Pulse digital platform appeals to digitally-savvy younger customers. For SMEs, we have created a comprehensive suite of group health and life solutions which are provided alongside related services through our digital Business@Pulse platform. We also strengthened our market leadership in the fast-growing Sharia segment through our inclusive Sharia offerings.

New business performance during 2021

Overall APE sales fell by (7) per cent2 with Covid-19-related social movement restrictions disrupting sales activity throughout much of the year. The pandemic, which caused over four million23 infections nationally by the end of 2021 in a population of circa 270 million24 has resulted in higher than expected claims. It is estimated that Indonesia accounted for over 60 per cent of total Covid-19-related claims across Asia of our policyholders. Movement restrictions were particularly severe in the third quarter of 2021, before easing towards the end of the year as Indonesia emerged from its latest Covid-19 wave. During the year, there was an increasingly effective rollout of the vaccination programme with the percentage of population vaccinated increasing from circa 11 per cent at the end of June to about 60 per cent at the end of December. APE sales in the fourth quarter were 29 per cent25 higher than those in the third quarter, with sales in the second half of the year 15 per cent25 higher than the first half of 2021.

Despite the fall in absolute APE sales amounts year-on-year, we have seen a growth of over 37 per cent in the number of standalone protection policies sold over the period, which contributed to over 70 per cent of total policies sold and 43 per cent of total APE sales (2020: 29 per cent of APE sales). Our strength in the Sharia segment also added resilience to the business with a 19 per cent increase in new Sharia policies. We did however experience a worsening of persistency exacerbated by the financial hardships of our policyholders.

Delivering customer-led solutions

We have executed well in difficult market conditions through innovating our product offerings, as well as increasing digital capability to mitigate the restrictions of Covid-19 on face-to-face agency sales. Total new policies grew 7 per cent driven by our strategy of expanding low ticket-size standalone protection policies to low and mid-income customers.

We continue to lead in the Sharia segment, with a commitment to expand inclusive product offerings to the mass market segment. For example, we have launched PRUCerah, the first Sharia-compliant education participating product in the market, and continue our PRUCinta (traditional Sharia product) offering. Together PRUCerah and PRUCinta contributed 13 per cent of total APE sales. To realise the potential of the Indonesian Sharia life market, we are setting up a dedicated Sharia business with the establishment of Prudential Sharia Life Assurance. This will enable full product vetting by the Sharia religious authorities and the use of specialist distribution techniques. In the Enterprise Business space, we achieved APE sales growth of 33 per cent2 in 2021, and, supported by our digital capabilities, positioned ourselves as the choice for start-up, fintech and financial institutions as their Employee Benefit provider.

Multi-channel distribution

The quality and productivity of our agency channel continued to improve. Thanks to ongoing agency reform initiatives and the broadening of our product offerings, the number of active agents increased by 4 per cent. We remain as one of the market leaders in the agency segment with 25 per cent26 of total market share. In the Sharia segment, we maintain one of the largest agency forces with almost 143,000 agents, which was 11 per cent higher than the prior year.

Development of our bancassurance channel also gathered pace with new higher-margin products in the traditional, funds and retirement space. We have also started to offer Sharia products through our bank partners, which contributed 4 per cent of total bancassurance APE sales in 2021.

Malaysia

In Malaysia, the Group has leading market positions in both the conventional and Takaful markets27 and has been serving customers for more than 97 years. The Takaful segment has substantial opportunities for growth, and we are the largest player with a 30 per cent market share28. We continuously upgrade our saving and protection solutions to serve the affluent segment, and have supplemented these recently by launching more simple, flexible solutions to serve the mass market. We also continue to broaden our Islamic wealth and protection solutions to strengthen our leadership in the fast-growing mass affluent Takaful segment.

New business performance during 2021

APE sales increased by 31 per cent2, driven by growth of 45 per cent in agency production despite the tightening of Covid-19-related movement restrictions at several points throughout the year. The Takaful business achieved APE sales growth of 61 per cent2 fuelled by an increase in active agents.

Delivering customer-led solutions

With a total of 2.7 million customers, our Malaysia business is focused on providing holistic health and wealth solutions. Customer retention is high in both conventional and Takaful segments with 95 per cent and 87 per cent of customers respectively staying with the business. Most products are regular premium, which accounted for 98 per cent of APE sales in 2021. PruAllCare was launched in the last quarter of 2021 that provides comprehensive critical illness coverage and covers up to 190 conditions. Leveraging our Pulse platform, the business is also reaching out to the underserved communities and providing affordable and accessible healthcare services and wellness awareness to all Malaysians including the Muslim Community.

Multi-channel distribution

Our Malaysian business benefits from a growing agency force, with over 1,200 MDRT qualifiers, contributing to 36 per cent of total Agency APE sales29. The number of total active agents is up 20 per cent on the prior year. In the Takaful segment, we have one of the largest agency forces with over 18,000 agents, which was 18 per cent higher than the prior year.

We also continue to benefit from our established bancassurance partnerships with Standard Charted Bank and UOB.

Singapore

In Singapore, we are one of the market leaders in protection, savings and investment-linked plans30. We have been serving the financial needs of Singapore for more than 90 years, delivering a suite of product offerings and professional advisory through our network of more than 5,000 financial consultants and our bank partners. We see significant prospects to increase our presence in the high net-worth segment by further upgrading our suite of health and legacy planning products, as well as strengthening our position in the affluent segment with flexible health and retirement solutions. We are building capabilities on Pulse to offer simpler insurance products, including our Shield offerings. We also grew our presence in the SME space by leveraging our Business@Pulse platform.

New business performance during 2021

Our new business momentum in Singapore continued despite the tightening of Covid-19-related movement restrictions at several points throughout the year. APE sales were 19 per cent2 higher, supported by 10 per cent2 growth across our agency channel and 30 per cent2 growth across our bancassurance channel.

Delivering customer-led solutions

We saw diversified growth across our wide product offerings in 2021. On the protection side, PRUShield, our MediSave-approved integrated Shield plan, saw APE sales growth of 50 per cent2. On the savings side, investment-linked APE sales increased by 100 per cent2 while participating products achieved 16 per cent2 growth in APE sales. We continued to penetrate the high net-worth segment, which saw 109 per cent growth in APE sales, via our comprehensive product offerings. Our Enterprise Business also delivered good growth with APE sales increasing by 16 per cent2.

Multi-channel distribution

The diversity of our distribution has been instrumental to new business growth in the year. In particular, bancassurance growth was supported by our deeper penetration of the high net-worth segment, successful focus on retirement solutions and a shift towards higher-margin products with an expected longer policy term.

In the agency channel, the quality of productivity of our agency force continues to improve significantly. Top-tier agents grew at pace as demonstrated by the more than 9 per cent increase in the number of MDRT qualifiers to over 1,000 in 2021. We continue to rank first31 by regular premium APE sales in our agency channel, with overall active agents increasing by 4 per cent. Productivity as measured by APE sales per active agent rose 6 per cent, supported by higher case counts and also larger case size.

Growth Markets and Other

The Group’s growth markets and other segment incorporates its businesses in India and Thailand, as well as Vietnam, the Philippines, Cambodia, Laos, Taiwan and Myanmar, and its businesses in Africa. The Group sees the opportunity for rapid growth through the roll-out of its efficient and scalable business model, multi-channel distribution networks and the provision of digital products and services through Pulse.

In India, our business primarily consists of a 22.1 per cent holding in the Indian Stock Exchange listed life insurance business, ICICI Prudential Life, and 49 per cent of the asset manager, ICICI Prudential Asset Management (included as part of our Eastspring segment). Both businesses boast a top-three position in their respective market32. ICICI Prudential Life intends to grow the business by deepening penetration of under-served customer segments, enhancing distribution footprint and tailoring solutions to the different customer needs across saving, protection and retirement, including developing new propositions for the mass market in the Tier 2 cities.

In Thailand, we are focused on delivering the strategic benefits of recent investments and upscaling the business significantly through our bank partnership with TTB and UOB. This has resulted in our higher-than-industry average APE sales growth33 in the bancassurance channel as well as for the overall business in 2021. As a result, our market share in the bancassurance channel increased from 10.1 per cent to 14.1 per cent34. We offer a diversified portfolio of segment-led solutions, including integrated wealth and retirement solutions for the affluent segment, alongside simpler digital propositions via the apps of our bank partners. We also work with our bank partners to unlock SME opportunities through our Business@Pulse platform.

In Vietnam, we will continue to strengthen our presence in the rural areas while we expand our geographical coverage in the urban cities via our agency, bancassurance and new digital channels. We serve the affluent segment with flexible health, investment and education-orientated savings solutions. We also cater to the needs of mass market with simple and affordable health and savings solutions.

The Philippines currently has very low levels of life insurance penetration. However, with rising GDP per capita, and supported by Prudential’s proven expertise and market-leading positions35, Prudential is confident of delivering significant new life insurance APE sales growth in this market. We continue to build on our core strengths in the affluent and mass-market segments, alongside leveraging our digital assets to cover more Millennials and Gen Z’s. For Cambodia and Laos, our intention is to build multi-channel capabilities with highly digital infrastructure for these high potential markets.

In Africa, we have built a rapidly growing multi-product business since 2014, with operations in eight countries across the continent. Our business is well-positioned to accelerate its growth as we seek to meet the growing health and savings needs of a rapidly growing working-age population and growing number of middle-class consumers. We are introducing comprehensive health and wellness propositions to serve the growing affluent segment. Regional leadership including senior members of Asian businesses has relocated from London to Nairobi to accelerate knowledge transfer, innovations and best practice sharing with the Group’s other operations.

New business performance during 2021

The businesses comprising our Growth markets and other segment saw APE sales up 12 per cent2 compared with 2020. Cambodia, India, Myanmar, the Philippines, Thailand and Africa all had double-digit growth despite the difficulties associated with Covid-19.

In India, APE sales grew 29 per cent2 supported by diverse growth across all distribution channels, with both agency and bancassurance channels achieving APE sales growth in 2021, as well as an increased focus on annuity products.

In Thailand, APE sales rose 22 per cent2 helped by the expansion of bancassurance sales in 2021.

In Vietnam, sales volume slightly increased despite nationwide Covid-19 lockdowns impacting the agency market. The bancassurance channel performed well despite Covid-19, with APE sales up 17 per cent2, as banks were allowed to remain open as essential services during the lockdown. Prudential also benefited from the expansion of bancassurance agreements and remained the leader in the bancassurance channel with 19.4 per cent market share36.

In the Philippines, 2021 APE sales were up 26 per cent2, primarily from the agency channel, and Prudential remains the largest player in the market35.

In Africa, APE sales have grown by 24 per cent2 year-on-year, with growth in all eight countries. The East and Central Africa business (comprising Kenya, Uganda and Zambia) performed particularly well with an APE sales growth of 43 per cent2.

Delivering customer-led solutions

In Thailand, we have developed a portfolio of segment-led insurance solutions that emulate the needs of our bank partners’ customers. For example, we provided affordable credit life solutions to the banks’ mortgage and personal loan customers; we delivered packaged solutions that combine bank products with insurance offerings including savings and protection products; and we expanded our investment-linked offerings the sales of which, through the bancassurance channel, increased by 88 per cent2 in 2021 as compared with the previous year. Leveraging our Business@Pulse ecosystem, our Employee Benefit business has also gained traction achieving 76 per cent2 growth in APE sales and covering more than 140,000 members.

In Vietnam, we launched an innovative digital Personal Accident product (‘PRUGuard 24/7’) as well as a low-cost digital Critical Illness solution (‘PRUCare’) via various digital platforms thereby increasing our penetration into the younger segment of the Vietnamese population. Since launch in late December 2020 and April 2021, we have sold over 42,00037 PRUGuard policies and 3,00037 PRUCare policies respectively.

In Cambodia, we introduced our first-in-the-market digital solutions in Dengue and Malaria protection as well as Road Safety protection.

In Africa, we continue to pursue customer-led insurance initiatives, particularly with our partners where we have launched a digital ‘Diaspora Funeral Cover’ product with Centenary Bank in Uganda and a degree insurance digital product with MTN in Cameroon.

Multi-channel distribution

In India, ICICI Prudential Life’s growth ambitions will be driven by enhancing its multi-channel distribution capability. In the agency channel, they have recruited over 27,000 new agents during the year. Outside agency, they have added about 100 new partnerships bringing total partnerships to around 700 including 23 banks.

In Thailand, the strategic partnership with TTB, which commenced on 1 January 2021, significantly strengthens our distribution capability in Thailand’s fast-growing life insurance sector, giving us access to an expanded network of 636 branches. We have launched a refreshed set of propositions encompassing the high net-worth, retail, commercial and SME segments and rolled out a new e-POS system. These developments have enabled us to advance our overall market share to 6.5 per cent from 5.1 per cent34 in 2020 and become the third largest player34 in the bancassurance channel in 2021.

In the Philippines, we are partnering with CIMB Bank Philippines to help bring more financial products and services to the country’s consumers. Under this partnership, we will provide CIMB’s customers with easy access to our life insurance products through CIMB’s app, and CIMB’s deposit savings and credit products will be made available on our Pulse app.

In Africa, we have sought to deepen our health and protection offering, complementing an increasing portfolio of corporate protection across many of our countries. In our agency and bancassurance business we have increasingly equipped our agents and sales people with the skills required to advise their customers on their protection requirements. Compared with the first quarter of 2021, agency protection productivity had increased by 40 per cent by the fourth quarter with an over 20 per cent increase in the number of agents who sold a protection case in the same period. Sales people have been supported in their careers in many markets through earlier training on protection products, creating opportunities to help them serve this significant gap in the market.

In other high-potential markets, agent quality and productivity continued to improve. In Vietnam the contribution to APE sales by our MDRT qualifiers increased by 7 percentage points to 45 per cent. Cambodia agency development was encouraging with both number of active agents and APE sales per active agent rising significantly in 2021.

Eastspring, leading asset manager in Asia

Eastspring Investments (‘Eastspring’), the asset management arm of the Group, is a global asset manager with Asia at its core, offering innovative investment solutions to meet the financial needs of clients. Operating in Asia since 1994, Eastspring has built an unparalleled on-the-ground presence in 11 Asian markets14 as well as distribution offices in North America and Europe. Eastspring’s shared purpose – Experts in Asia. Invested in your future – clearly guides the business. Beyond investing, Eastspring aims to help its stakeholders secure a better and more sustainable future.

As of 31 December 2021, Eastspring managed a total of $258.5 billion of assets across equity, fixed income, multi asset, quantitative and alternative strategies on behalf of institutional and retail investors globally. It is one of the largest pan-Asian asset managers and is a top-10 asset manager in six of the markets where the firm operates38.

As the main investment partner to Prudential’s insurance business, Eastspring focuses on enhancing its investment solutions for Prudential. At the same time, it continues to grow its third-party business globally. This is underpinned by Eastspring’s four-pillar strategy: first, to strengthen its existing business; second, to diversify its investment capabilities and range of products; third, to accelerate its ESG agenda; and fourth, to broaden its distribution channels. Through the year, Eastspring has achieved progress in each of these areas.

Increasing funds under management and enhancing returns

In what was largely a volatile market, existing and new clients turned to Eastspring for advice. Eastspring grew its assets under management by 4 per cent25 in 2021, reflecting favourable investment returns and net inflows from the Group’s insurance businesses and from third-party clients. Third-party business39 saw net in-flows from retail clients, driven by a strong demand for equity products, partially offset by institutional net outflows. The outflows across the businesses were predominantly due to profit taking and asset rebalancing amid generally strong equity market conditions. The redemptions of funds managed on behalf of M&G plc in 2021, net of inflows, totalled $(4.0) billion, with a further $(0.9) billion of outflows anticipated in 2022. The overall asset mix has remained stable and is well diversified across both clients and asset classes.

Eastspring continued to perform well for clients, with 61 per cent of assets under management outperforming benchmarks over the past year40. Significant ‘alphas’ have been generated by the value-style equity teams, in addition to positive relative and absolute performance by teams focusing on quantitative strategies and multi-asset solutions.

Eastspring is proud to be named the ‘Asset Management Company of the Year, ASEAN’ in The Asset Triple A Sustainable Investing Awards. Across 2021, Eastspring won twenty-six industry awards across a wide range of investment categories, a testament to the firm’s success and investment excellence.

Diversifying capabilities, driving future growth

Eastspring saw significant progress in seeking to diversify its investment capabilities, increase the number of products marketed to clients, and develop new and innovative solutions. Over the year it attracted $5.3 billion of assets through the launch of 75 new products41.

Notably, in the consumer and private wealth segment, the firm worked with its intermediary clients to achieve several successful fund IPO launches in Thailand and Taiwan and similarly in other markets across the region. Other recently launched strategies including the Asia Multi Factor and Global Emerging Markets excluding China Equity attracted new customers.

Leveraging on third-party partnerships, Eastspring enhanced its mix of products and solutions across partners’ platforms, an example being the launch of several foreign investment funds (FIF) in Thailand. Eastspring also offered new solutions for both the Group’s insurance businesses and external partners to meet the demand for regular saving and retirement solutions such as RiCh in Malaysia, TTB Smart Port in Thailand and discretionary investment advisory mandates in Taiwan.

Meanwhile, Eastspring continued to expand its footprint in India and Mainland China.

In India, ICICI Prudential Asset Management Company broadened its product suite across active and passive strategies for retail and high net-worth clients, introducing new strategies such as the ICICI Prudential NASDAQ 100 Index Fund and ICICI Prudential Strategic Metal and Energy Equity Fund of Fund. These in turn drove a 15 per cent increase in the Group’s share of funds under management to $30.9 billion42.

In Mainland China, we operate through CITIC-Prudential Fund Management Company Limited, a 49 per cent-owned joint venture with CITIC with the Group’s share of assets under management of $12.4 billion, as well as through our wholly-owned private fund manager operationalised in 2019 within Eastspring, which now has sourced and sub-advised assets under management of $931 million. 2021 saw it build a portfolio of credible China A Equity growth style funds and China bond funds, which attracted demand from international clients, validating their confidence in the firm’s products. Our Chinese life insurance joint venture has established its own asset management company in 2020, Prudential-CITIC Asset Management Co, which further strengthens our capabilities in savings and retirement products. During the year CITIC Prudential Fund Management Company achieved a successful IPO with the launch of the Fengyu Hybrid fund, achieving assets under management of over RMB 10 billion (approximately $2 billion) through a partnership with CITIC Bank. It achieved strong fund performance with 7 of its 15 equity funds achieving top-decile fund performance, leading to a 27 per cent43 growth in their total assets.

Across the Asia region and beyond, Eastspring’s commitment to delivering superior investment outcomes for our investors and clients over the long term has made us a trusted partner, as evidenced in 2021, and the firm will continue to focus on investment excellence going into 2022.

Accelerating responsible investing, invested in your future

In line with its purpose, Invested in Your Future, Eastspring continued to reinforce its ambition as a leading Asia-based asset manager rooted in ESG and sustainability. To meet client demand for responsible investment portfolios, Eastspring launched its second ESG-focused product, the US ESG Beta Fund in October 2021, followed by the Eastspring IDX ESG Leaders Plus Fund in January 2022. It is in the process of developing several other ESG-focused funds for both Prudential and third-party clients. These include China All Shares Sustainable Fund, China Offshore Sustainable Bond Fund and Japan Sustainable Value Fund.

Broadening distribution, increasing digitalisation

Eastspring has strengthened its institutional business, winning new mandates with top asset owners, alongside expanded recommendation ratings from investment consultants, both in local markets and globally. Apart from reinforcing its position as Experts in Asia, Eastspring also gained traction outside of Asia, as it continued to build its footprint and relationships in North America and Europe, leveraging on partnerships with third-party distributors.

In the retail segment, Eastspring expanded its digitalised distribution capabilities through partnerships with multiple new age digital wealth managers, such as Stashaway, Endowus and Moduit. Promising progress has also been made in its own digitalisation capabilities; as an example, the upgrade of Eastspring Malaysia’s own digital platform with a new ‘Do-It-Yourself’ feature, enabling new and existing retail investors to Buy, Regularly Invest, Sell and Switch transactions directly on the platform.

As part of Eastspring’s commitment in advancing financial knowledge for its stakeholders, it produced over 50 thought leadership and insight articles over the year enabling clients to stay on top of financial trends, outlook and knowledge. It also adopted new channels of communication – social media channels (Instagram, Whatsapp and TikTok) and a new podcast, on top of its regular expert webinar series. Eastspring’s brand presence is also amplified through Prudential’s Pulse app via thought leadership content and knowledge sharing.

The focus on financial literacy starts from the grassroots level. To this end, Eastspring launched the #MoneyParenting campaign across Asia to empower parents to coach their children towards a financially successful future. This initiative was recognised by the Malaysia Financial Education Network44.

Notes

1	After deduction of underwriting fees and other estimated expenses connected with the equity raise.
2	On a constant exchange rate basis.
3

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

4

‘Adjusted operating profit’ refers to adjusted IFRS operating profit based on longer-term investment returns from continuing operations. This alternative performance measure is reconciled to IFRS profit for the period in note B1.1 of the IFRS financial statements.

5	To employees of the continuing business.
6

Full year 2021 total funds under management, including external funds under management, money market funds, funds managed on behalf of M&G plc and internal funds under management, reported based on the country where the funds are managed.

7	Based on full year 2021 exchange rates.
8	Source: World Health Organisation: Global Health Observatory data repository (2019). South-East Asia, out of pocket expenditure as percentage of current health expenditure.
9	Prudential estimate based on number of in-force policies over total population.
10	Source: Swiss Re Institute: The health protection gap in Asia, October 2018.
11	Source: The Economist, Special report, 28 March 2020 edition.
12	Including India and CPL.
13	Percentage of APE sales in Asia markets, excluding India and including CPL and Malaysia Takaful on a 100 per cent basis.
14	Mainland China, Hong Kong, India, Indonesia, Japan, Malaysia, Singapore, South Korea, Taiwan, Thailand, Vietnam.
15	As at 31 December 2021, in the markets where Pulse is offered.
16

APE sales involving Pulse are sales completed by agents on leads from digital campaigns captured within the Pulse customer management system or on leads from Pulse registrations, together with a small number of policies purchased via Pulse online.

17	Leads that originate from a digital platform, digital campaign or partner; and other leads, including leads from agents, recorded on PRUleads, part of the Pulse platform.
18	Operating return on average shareholders’ equity from continuing operations.
19	See note II of the Additional unaudited financial information for definition and reconciliation.
20	Source: based on life insurance sector gross written premiums data from the China Banking and Insurance Regulatory Commission.
21	Source: based on analysis of newsclips and information collected from the informal market network group.
22	Source: based on weighted new premiums for 2021 from Indonesian Life Insurance Association.
23	Source: Our World in Data: Cumulative confirmed Covid-19 cases.
24	United Nations, Department of Economic and Social Affairs, Population Division, World Population Prospects 2019 Revision (2020 estimates).
25	On an actual exchange rate basis.
26	Source: based on weighted new premiums from Indonesian Life Insurance Association.
27	Source: based on new business APE from the Life insurance association of Malaysia.
28	Source: based on new business APE from the Insurance Service Malaysia Berhad.
29	Including Malaysia Takaful on a 100 per cent basis.
30	Source: based on weighted new business premiums reported within the Singapore Life Insurance Association for full year 2021.
31	Source: based on regular premium APE data from the Singapore Life Insurance Association.
32	Source: India Life insurance business: based on calendar year 2021 retail weighted premium of private insurers operating in India; India asset manager: based on Association of mutual funds in India.
33	Source: based on APE sales in the first 11 months of 2021.
34	Source: based on weighted new business premiums from the Thai Life Assurance Association.
35	Source: based on weighted first year premiums from the Insurance Commission.
36	Source: based on full year 2021 APE from the Actuarial Network Data Sharing.
37	As at October 2021.
38

Sources: Singapore and Hong Kong (Morningstar), Malaysia (Lipper), Thailand (Association of Investment Management Companies), Korea (Korea Financial Investment Association), India (Association of Mutual Funds in India), Japan (Investment Trusts Association, Japan), Taiwan (securities Investment Trust & Consulting Association of R.O.C), China (Wind), Indonesia (Otoritas Jasa Keuangan), Vietnam (State Securities Commission of Vietnam). All markets as of June 2021. Eastspring joint ventures include Hong Kong, India, China. Japan reflects Publicly Offered Investment Trusts market presence. China reflects public mutual funds presence. Vietnam reflects open-ended mutual funds market presence only. Market presence based on whether the AMCs offer onshore domiciled mutual funds. Market ranking based on 100 per cent shareholdings.

39	Excluding money market funds and funds managed on behalf of M&G plc.
40

The value of assets under management at 31 December 2021 in funds which outperform their performance benchmark as a percentage of total assets under management at 31 December 2021, excluding assets in funds with no performance benchmark.

41	As of December 2021, excluding joint ventures.
42	Group’s share of total assets under management.
43	Growth from end of 2020 to end of Q3 2021.
44

The Financial Education Network (FEN), an initiative by the Malaysian government, is an inter-agency platform comprising of institutions and agencies committed to improving the financial literacy of Malaysians.

45	Source: based on GDP data sourced from the World Bank and www.bayarea.gov.hk websites.

FINANCIAL REVIEW

Overview

2021 saw Prudential grow its continuing business organically across the Group’s key measures of financial performance. This performance, as in prior years, reflects the benefit of our digitally-enabled, multi-channel and geographically diverse platform as well as our focus on writing quality business at attractive margins. Despite the ongoing Covid-19-related disruption, the Group has delivered a robust financial performance as management and staff continued to focus on delivering for our customers.

We successfully completed the demerger of Jackson and restructured the Group’s financing through an equity raise and debt redemption programme. As a result, we start 2022 with materially enhanced financial flexibility, with our leverage ratio at the lower end of our medium-term target range and strong levels of regulatory capital. Going forward, we will benefit from lower interest costs following the redemption and refinancing of debt to date, and by the start of 2023 from a further $70 million1 reduction in annual central expenses. We continue to seek increases in the efficiency of our central operations by delayering, de-duplicating and speeding up processes through automation and consolidation of suppliers, while redirecting discretionary spend on IT to support high growth initiatives. Prudential is well placed to profit from the growth opportunities in its Asia and Africa markets on it which it is now entirely focused.

2021 saw continued and varying Covid-19-related disruption in many of our markets. This, and the related continued closure of the Hong Kong-Mainland China border, impacted our overall APE sales performance. The growth of our other markets has, however, mitigated the impact on APE sales and our continued focus on high customer retention and health and protection products has allowed us to continue to grow adjusted IFRS operating profit based on longer-term investment returns (adjusted operating profit2). Over the course of 2021, global equity market performance varied; the MSCI Asia excluding Japan equity index fell (4) per cent, the HKSI fell (14) per cent while the S&P 500 index increased by 27 per cent. Government yields in many of our markets ended the year higher with the US 10-year yield increasing by 59 basis points to 1.53 per cent. During the year, interest rates were volatile as various geopolitical and Covid-19-related economic impacts developed, most importantly the emergence of material inflationary trends.

The 2021 IFRS results include Jackson up to the date of demerger (13 September 2021) and for financial reporting purposes Jackson is classified as a discontinued operation, with its results excluded from all of our Group KPIs that are focused entirely on the continuing part of our business. At 31 December 2021 our residual 18.4 per cent interest in Jackson is carried at fair value and was valued at $683 million at this date.

The total IFRS loss after tax for 2021 was $(2,813) million (2020: $2,231 million3 profit after tax), which comprised a $2,214 million profit after tax from continuing operations and a $(5,027) million loss after tax from discontinued operations. This loss from discontinued operations is due to the write-down of Jackson to its fair value upon demerger, as required by accounting standards. Further discussion on the loss from discontinued operations is included in the section headed ‘Loss from discontinued operations – Jackson’ which appears later in this report. As a consequence of the demerger of Jackson, IFRS shareholders’ equity fell from $20.9 billion4 at the end of 2020 to $17.1 billion at 31 December 2021. The remainder of this summary will focus on the Group’s continuing operations.

As in previous years, we comment on our performance in local currency terms (expressed on a CER basis) to show the underlying business trends in periods of currency movement, unless otherwise noted.

In 2021, despite on-going disruption, our digitally-enabled, multi-channel and geographically diversified platform delivered 8 per cent growth3 in APE sales5. Excluding Hong Kong, where border restrictions with Mainland China remained in place, APE sales were 16 per cent higher3, with particularly encouraging growth in key markets such as Mainland China, India, Malaysia, the Philippines, Singapore and Thailand. The adjusted operating profit of our life insurance businesses increased by 8 per cent3 despite higher Covid-19-related claims, and reflects the high quality of our in-force portfolio. Asset management adjusted operating profit increased 10 per cent3 driven by higher average funds under management following sustained net inflows from our life businesses and improved asset mix. Eastspring’s overall funds under management reached $258.5 billion6 at 31 December 2021. The Group’s overall adjusted operating profit increased 16 per cent3 reflecting higher life and asset management results and reduced central expenses.

Our regulatory capital position and central liquidity positions remain robust. After allowing for the effect of planned high-coupon debt redemption in January 2022, the Group’s GWS shareholder surplus7 was $11.5 billion and cover ratio was 408 per cent. The increase in surplus and cover ratio over 2021 largely reflects the impact of organic capital generation, the proceeds from our equity raise and other positive non-operating movements. The Group’s liquidity position remains very sound with $3.6 billion of holding company cash at the end of the year, of which $1,725 million was utilised in January 2022 to redeem debt, and $2.6 billion of undrawn committed facilities.

All our major segments, other than Indonesia, delivered growth, with the biggest percentage increase seen in CITIC Prudential Life (CPL). Earnings in the second half of the year were dampened by higher claims costs in Indonesia following a surge of Covid-19 cases in the third quarter, and as medical reimbursement costs continued to trend back to pre-pandemic levels. After allowing for a 20 per cent3 reduction in central expenditure (before restructuring and IFRS 17 implementation costs), total adjusted operating profit before tax increased to $3,233 million, a 16 per cent3 increase compared with the prior period.

We provide a discussion of our operating results and financial review in this section, which is organised as follows:

●	IFRS Critical Accounting Policies
●	Summary Consolidated Results and Basis of Preparation of Analysis
●	Explanation of Movements in Revenue and Charges
●	Determining Adjusted Operating Profit of Operating Segments
-	Performance measure
-	Determination of adjusted operating profit for investment and liability movements
-	Reconciliation of profit from continuing operations attributable to shareholders to adjusted operating profit
●	Explanation of performance and other financial measures
●	Group overview
●	Segment discussion
●	Other financial commentary based on management’s view
-	Long-term insurance business adjusted operating profit drivers
-	Non-operating items from continuing operations
-	Effective tax rates, total tax contribution and tax strategy for continuing operations
-	Loss from discontinued operations
-	Shareholders’ equity
-	New business performance
-	Dividends
-	Group capital position
-	Financing and liquidity and cash remittances
●	Investments
●	Additional Information on Liquidity and Capital Resources

2020 compared with 2019 results commentary

The discussion of the Group’s financial performance in 2020 compared with 2019 has been re-presented from the commentary published in the Group’s prior year 2020 Annual Report on Form 20-F to reflect the new operating segments of the Group as described in the ‘Summary Overview’ section under ‘Strategic and Operating Review’. The 2019 CER results referred to in the commentary were calculated using the 2020 average exchange rates as included in the Group’s prior year 2020 Annual Report on Form 20-F.

IFRS Critical Accounting Policies and Estimates

Prudential’s discussion and analysis of its financial condition and results of operations are based upon Prudential’s consolidated financial statements, which have been prepared in accordance with IFRS Standards as issued by the IASB.

The preparation of Prudential’s consolidated financial statements requires the Group to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, which are both recognised and unrecognised (eg contingent liabilities) in the primary financial statements. Prudential evaluates its estimates, including those related to long-term business provisioning and the fair value of assets as required.

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

The critical accounting policies referenced above are critical for those businesses that relate to the Group’s shareholder-financed business and not critical in respect of the Group’s with-profits business. This distinction reflects the basis of recognition of profit and accounting treatment of unallocated surplus of with-profits funds as a liability, as described in our financial statements.

In determining the measurement of the Group’s assets and liabilities and in preparing financial statements more generally, estimates and judgements are required. Our critical accounting estimates and assumptions are those set out below, with a reference to the detailed discussion in the notes to our consolidated financial statements.

Critical accounting estimates and assumptions	Reference to the disclosure notes in the consolidated financial statements
Measurement of policyholder liabilities and unallocated surplus of with-profits funds	A3.1(a) and C3.4
Deferred acquisition costs for insurance contracts	A3.1(c) and C3.4
Carrying value of distribution rights intangible assets	A3.1(c)
Financial investment – Valuation	A3.1(c)
Financial investments – Determining impairment of the “available-for-sale” retained interest in Jackson	A3.1(c)

Summary Consolidated Results and Basis of Preparation of Analysis

The following table shows Prudential’s consolidated total revenue and consolidated total charges for the years presented:

	AER
	2021 $m	2020* $m	2019* $m
Continuing operations:
Gross premiums earned	24,217	23,495	23,855
Outward reinsurance premiums	(1,844)	(1,625)	(1,116)
Earned premiums, net of reinsurance	22,373	21,870	22,739
Investment return	3,486	13,762	14,961
Other income	641	615	639
Total revenue, net of reinsurance	26,500	36,247	38,339
Benefits and claims	(17,738)	(34,463)	(30,191)
Reinsurers’ share of benefits and claims	(971)	6,313	2,435
Movement in unallocated surplus of with-profits funds	(202)	(438)	(1,415)
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(18,911)	(28,588)	(29,171)
Acquisition costs and other expenditure	(4,560)	(4,651)	(5,908)
Finance costs: interest on core structural borrowings of shareholder-financed businesses	(328)	(316)	(496)
Loss attaching to corporate transactions	(35)	(30)	(142)
Total charges net of reinsurance	(23,834)	(33,585)	(35,717)
Share of profit from joint ventures and associates, net of related tax	352	517	397
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)	3,018	3,179	3,019
Tax charge attributable to policyholders' returns	(342)	(271)	(365)
Profit before tax attributable to shareholders' returns	2,676	2,908	2,654
Total tax charge attributable to shareholders' and policyholders' returns	(804)	(711)	(681)
Remove tax charge attributable to policyholders' returns	342	271	365
Tax charge attributable to shareholders' returns	(462)	(440)	(316)
Profit after tax from continuing operations	2,214	2,468	2,338
Loss after tax from discontinued US operations	(5,027)	(283)	(385)
Loss after tax from discontinued UK and Europe operations	—	—	(1,161)
(Loss) profit for the year	(2,813)	2,185	792

*	The comparative results have been re-presented from those previously published to reflect the Group’s US operations as discontinued in 2021.

Under IFRS, the pre-tax GAAP measure of profit is profit before policyholder and shareholder taxes. This measure is not the result attributable to shareholders principally because total corporate tax of the Group includes those taxes on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the IFRS profit before tax measure is not representative of pre-tax profit attributable to shareholders as it is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of with-profits funds after adjusting for tax borne by policyholders.

Accordingly, Prudential has chosen to explain its consolidated results principally by reference to profits for the year, reflecting profit after tax. In explaining movements in profit for the year, reference is made to trends in profit before shareholder tax and the shareholder tax charge. The explanations of movement in profit before shareholder tax are shown below by reference to the profit analysis applied for segmental disclosure as shown in note B1 to the consolidated financial statements. This basis is used by management and reported externally to the holders of shares listed on the London, Hong Kong and Singapore exchanges and to those financial markets. Separately analysis of movements in profits before shareholder tax is provided by nature of revenue and charges in the ‘Explanation of Movements in Revenue and Charges’ section.

Explanation of Movements in Revenue and Charges

CPL, our life business in Mainland China that forms one of our operating segments, is a joint venture accounted for using the equity method under IFRS. The Group’s share of its results, net of related tax, is presented in a single line within the Group’s profit before tax and therefore not included in the explanation of movements in revenue and charges line items below.

(a)	Gross premiums earned

	AER
	2021 $m	2020 $m	2019 $m
Hong Kong	10,032	11,091	11,964
Indonesia	1,724	1,738	1,891
Malaysia	1,900	1,783	1,854
Singapore	6,246	5,035	4,532
Growth markets and other	4,315	3,848	3,614
Total gross premiums earned	24,217	23,495	23,855

Gross premiums earned reflect the aggregate of single and regular premiums of new business sold in the year and premiums on annual business sold in previous years.

2021 compared with 2020

Gross premiums earned, totalling $24,217 million in 2021, saw an increase from $23,495 million in 2020. The increase of $722 million is mainly driven by higher earned premiums in most business segments partially offset by a reduction in Hong Kong and Indonesia.

In Hong Kong, the decrease in gross premiums earned of $(1,059) million or (10) per cent from 2020 to 2021 was primarily driven by a fall in renewal premiums in the with-profits fund as some policies reached the end of the premium-paying term in the year. We continue to earn profits on these policies in-line with bonus declarations. Renewal premiums from shareholder-backed business increased by 3 per cent when compared to the last year on an AER basis.

In Indonesia, gross premiums earned were marginally lower than last year, with falls in both new business and renewal premiums being offset by positive foreign exchange effects. Overall, new business on an APE basis were down by 6 per cent on an AER basis.

In Malaysia, gross premiums earned grew by $117 million or 7 per cent from 2020 to 2021, primarily due to growth in renewal premiums reflecting the recent growth of its in-force protection business. The contribution to the gross premiums earned from new business also increased in the year with a higher proportion of new business being regular premium business.

In Singapore, gross premiums earned increased by $1,211 million or 24 per cent from 2020 to 2021 due to an increase in new business and renewal premiums. Both regular and single new business premiums increased leading to an increase in APE sales on AER basis of 22 per cent. This increase in sales benefitted from a re-pricing of with-profits products and saw a favourable shift in product mix towards newly launched, higher margin investment-linked products.

In the Growth markets and other segment, gross premiums earned increased by $467 million or 12 per cent from 2020 to 2021 primarily due to an increase in regular premiums from new business across the markets despite the difficulties associated with Covid-19 and increase in renewal premiums across Taiwan, Thailand, Vietnam and the Philippines reflective of in-force growth. In Thailand and Vietnam, sales growth was supported by the expansion of bancassurance sales in 2021.

2020 compared with 2019

Gross premiums earned in 2020 of $23,495 million saw a decrease of $(360) million from $23,855 million in 2019, mainly driven by lower new business premiums, reflecting the impact of Covid-19 related disruption and restriction across the region during 2020, particularly in Hong Kong, partially offset by higher renewal premiums in the in-force books. The impact of Covid-19 related disruption varied materially in terms of severity and duration across the region.

In Hong Kong, gross premiums earned decreased by $(873) million from 2019 to 2020 driven primarily by a reduction in the premiums from regular and single premium new business, where the border with Mainland China was closed for much of 2020. There was a partial offset by higher renewal premiums from shareholder-backed business as the in-force book grew.

In Indonesia, gross premiums earned decreased by $(153) million from 2019 to 2020, driven in part by a decrease in single premiums new business, which fell as a result of Covid-19 related disruptions, and the introduction of new policies in the year including new protection products that tend to have a lower premium case size.

In Malaysia, gross premiums decreased by $(71) million from 2019 to 2020, mainly as a result of a decline in single premiums from new business during the year, which more than offset the higher regular premium new business and growth in renewal premiums.

In Singapore, gross premiums earned increased by $503 million from 2019 to 2020 reflecting increases in both new business and renewal premiums. The increase in new business premiums was driven by an increase in single premiums despite the negative impacts of Covid-19 related restrictions in the first half of 2020. Renewal premiums were higher backed by strong customer retention.

In Growth markets and other segment, gross premiums increased by $234 million, reflecting the net impact of varying increases and decreases in premiums across the markets with increased sales of new regular premium products across Taiwan, Thailand, Vietnam and the Philippines, partially offset by lower single premium sales. Thailand saw an improved performance from the bancassurance channel following investment in bancassurance partnerships in that market.

(b)	Investment return

	AER
	2021 $m	2020 $m	2019 $m
Hong Kong	1,670	8,785	8,058
Indonesia	195	(11)	438
Malaysia	80	678	481
Singapore	1,184	2,856	3,695
Growth markets and other	343	1,400	2,316
Eastspring	11	31	4
Total segment	3,483	13,739	14,992
Unallocated to a segment and intra-segment elimination	3	23	(31)
Total investment return	3,486	13,762	14,961

Investment return principally comprises interest income, dividends, investment appreciation and depreciation (realised and unrealised gains and losses) on investments designated as fair value through profit and loss and realised gains and losses on the Group’s retained interest in Jackson post its demerger in 2021, which has been accounted for on an IAS 39 available-for-sale basis, as discussed further in note A3.1 of the consolidated financial statements.

Allocation of investment return between policyholders and shareholders

Investment return is attributable to policyholders and shareholders. A key feature of the accounting policies under IFRS is that the investment return included in the income statement relates to all investment assets of the Group, irrespective of whether the return is attributable to shareholders, policyholders or the unallocated surplus of with-profits funds, the latter two of which have no direct impact on shareholders’ profit. The table below provides a breakdown of the investment return attributable to each type of business.

	AER
	2021 $m	2020 $m	2019 $m
Continuing operations
Policyholder returns
Assets backing unit-linked liabilities	516	1,549	2,154
With-profits business	2,700	8,384	8,960
	3,216	9,933	11,114
Shareholder returns	270	3,829	3,847
Total investment return	3,486	13,762	14,961

Further explanation of the features of policyholder returns and shareholder returns is provided in note B1.2 of the consolidated financial statements.

Reasons for year-on-year changes in investment returns

All investments in the Group’s continuing operations are carried at fair value in the statement of financial position with fair value movements, which are volatile from year to year, recorded in the income statement, except for loans and receivables, which are generally carried at amortised cost (unless designated at fair value through profit or loss) and the Group’s retained interest in Jackson and certain centrally held debt securities, which are designated as available-for-sale and therefore the changes in unrealised fair value are booked in other comprehensive income.

Subject to the effect of the exceptions, the year-on-year changes in investment returns primarily reflect the generality of overall market movements for equities and debt securities. In addition, foreign exchange rates affect the US dollar value of the translated income. Consistent with the treatment applied for other items of income and expenditure, investment returns for operations not using US dollars as functional currency are translated at average exchange rates.

Total segment investment return

The table below provides an analysis of investment return attributable to the Group’s operating segments for the years presented:

	2021 $m
					Growth
	Hong				markets		Total
	Kong	Indonesia	Malaysia	Singapore	and other	Eastspring	segments
Interest/dividend and other investment income	1,613	161	380	1,213	704	3	4,074
Investment appreciation (depreciation)*	57	34	(300)	(29)	(361)	8	(591)
Total investment return	1,670	195	80	1,184	343	11	3,483

	2020† AER $m
					Growth
	Hong				markets		Total
	Kong	Indonesia	Malaysia	Singapore	and other	Eastspring	segments
Interest/dividend and other investment income	1,292	190	309	811	635	10	3,247
Investment appreciation (depreciation)*	7,493	(201)	369	2,045	765	21	10,492
Total investment return	8,785	(11)	678	2,856	1,400	31	13,739

	2019† AER $m
					Growth
	Hong				markets		Total
	Kong	Indonesia	Malaysia	Singapore	and other	Eastspring	segments
Interest/dividend and other investment income	812	209	313	705	476	3	2,518
Investment appreciation (depreciation)*	7,246	229	168	2,990	1,840	1	12,474
Total investment return	8,058	438	481	3,695	2,316	4	14,992

*	Investment appreciation (depreciation) comprises net realised and unrealised gains and losses on the investments and foreign exchange gains and losses.
†

The 2020 and 2019 investment returns by segment have been re-presented from those previously published to reallocate foreign exchange gains and losses from ‘Interest/dividend and other income’ to ‘Investment appreciation (depreciation)’.

In Prudential’s Asia and Africa operations, debt securities account for 59 per cent of the total investment portfolio in 2021 (2020: 58 per cent; 2019: 57 per cent), of which 70 per cent (2020: 69 per cent; 2019: 67 per cent) were held by the with-profits and unit-linked funds. Equity securities and holdings in collective investment schemes account for 37 per cent (2020: 38 per cent; 2019: 40 per cent) of the total investment portfolio, of which 90 per cent (2020: 91 per cent; 2019: 93 per cent) were held by the with-profits and unit-linked funds. The remaining assets in the investment portfolio primarily comprise of investment properties, loans and deposits with credit institutions.

The year-on-year movements in investment return mainly reflected the cumulative impact from the changes in interest rates on bond asset values and in the performance of the equity markets. Over the course of 2021, global equity market performances varied: the Hong Kong’s HSI fell (14) per cent (2020: down (3) per cent; 2019: up 9 per cent), the Singapore’s FSSTI rose 10 per cent (2020: down 12 per cent; 2019: up 5 per cent) while the US S&P 500 index rose by 27 per cent (2020: up 16 per cent: 2019: up 29 per cent). Government bond yields generally ended the year higher with the US 10-year yield increasing by 59 basis points to 1.5 per cent (2020: down 99 basis points to 0.9 per cent; 2019: down 78 basis points to 1.9 per cent) and increases in most Asia markets, leading to losses on fixed income assets, while interest rates fell in most Asia markets in 2020 and 2019.

2021 compared with 2020

Overall, the total investment return decreased from $13,739 million in 2020 to $3,483 million in 2021 mainly reflecting decreases in Hong Kong, Singapore and Growth markets and other.

In Hong Kong, the decrease in investment returns from $8,785 million in 2020 to $1,670 million in 2021 arose primarily from lower investment appreciation in the year as gains from US equity securities were largely offset by bond losses from higher interest rates compared with equity securities and bond gains in 2020.

In Indonesia, investment returns improved from $(11) million in 2020 to $195 million in 2021 mainly due to equity market gains arising during the year compared with large equity market losses in 2020. Equity movements are largely borne by the policyholders as they arise principally within the unit-linked funds.

In Malaysia, the decrease in investment return from $678 million in 2020 to $80 million in 2021 is primarily due to unrealised bond losses and lower returns from equity securities principally within its with-profits and unit-linked funds as a result of higher interest rates and less favourable equity market movements in 2021 compared with bond gains due to lower interest rates and stronger equity market performance in 2020.

In Singapore, the decrease in investment return from $2,856 million in 2020 to $1,184 million in 2021 primarily reflects favourable equity returns being offset by unrealised bond losses driven by higher interest rates compared with equity and bond gains in 2020. The vast majority of the equity return and a large proportion of the bond losses generated in the year arise within the with-profits and unit-linked funds and so, as described above, do not directly impact profit in the year. The shareholder exposure is largely due to bond losses in the period.

In Growth markets and other, the decrease in investment returns from $1,400 million in 2020 to $343 million in 2021 was mainly driven by investment depreciation in the year due to bond losses in Taiwan, Thailand and the Philippines from rising interest rates, compared with bond gains in 2020 from falling interest rates.

2020 compared with 2019

Total investment return in 2020 decreased from $14,992 million in 2019 to $13,739 million in 2020 mainly driven by decreases in Singapore, Indonesia and Growth markets and other segment partially offset by increases in Hong Kong and Malaysia.

In Hong Kong, the increase in investment return from $8,058 million in 2019 to $8,785 million in 2020 arose primarily from higher investment income resulting mainly from a change in investment strategy during 2020 to invest more in directly held securities. Investment appreciation also rose driven by realised and unrealised gains in debt securities from lower interest rates, coupled with gains in equity securities albeit at a lower level due to less favourable movements in the equity markets in 2020 compared with 2019.

In Indonesia, 2020 saw a net investment loss of $(11) million compared with a gain of $438 million in 2019, mainly driven by losses in equity securities primarily in its unit-linked fund due to negative equity market movements in 2020, compared with positive movement in 2019, resulting in investment depreciation.

In Malaysia, the increase in investment return from $481 million in 2019 to $678 million in 2020 was mainly driven by higher level of unrealised bond gains principally within the unit-linked fund from lower interest rates.

In Singapore, the decrease in investment return from $3,695 million in 2019 to $2,856 million in 2020 primarily reflected lower level of gains from equity securities, following unfavourable market movements, mainly in the with-profits and unit-linked funds.

In Growth markets and other, the less favourable movement in investment return from $2,316 million in 2019 to $1,400 million in 2020 was mainly driven by lower level of gains from debt securities in Thailand and the Philippines where interest rates did not fall as much as 2019.

(c)	Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance

	AER
	2021 $m	2020 $m	2019 $m
Hong Kong	(8,025)	(16,241)	(15,823)
Indonesia	(1,017)	(682)	(1,272)
Malaysia	(1,227)	(1,740)	(1,661)
Singapore	(5,893)	(6,618)	(6,501)
Growth markets and other	(2,749)	(3,307)	(3,914)
Total benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(18,911)	(28,588)	(29,171)

Benefits and claims represent payments, including final bonuses, to policyholders in respect of maturities, surrenders, deaths and other claim events, plus changes in technical provisions (which primarily represent the movement in amounts owed to policyholders) net of any associated reinsurance recoveries. The movement in unallocated surplus of with-profits funds represents the transfer to (from) the unallocated surplus each year through a charge (credit) to the income statement of the annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders.

The underlying reasons for the year-on-year changes in benefits and claims and movement in unallocated surplus in each of Prudential’s insurance operations are changes in the incidence of claims incurred, movements in policyholders’ liabilities and movements in unallocated surplus of with-profits funds, net of reinsurance.

Additionally, the movements in policyholder liabilities and unallocated surplus of with-profits funds represent the amount recognised in the income statement and therefore exclude the effect of foreign exchange translation differences on the policyholder liabilities of subsidiaries not using US dollar as a functional currency and the movement in liabilities arising on acquisitions and disposals of businesses in the year, together with other items that do not pass through the income statement as described in note C3.1 to the consolidated financial statements.

The movement in policyholder liabilities recognised in the income statement includes reserving for inflows from premiums net of upfront charges, release of liabilities for claims paid on surrenders, withdrawals, maturities, deaths and other claim events, changes due to investment return, to the extent it is allocated to policyholders or reflected in the measurement of the policyholder liabilities, and other changes in the liability measurement.

The principal driver for the year-on-year variations in the movements in policyholder liabilities is the investment return element due to the inherent nature of market fluctuations. These variations are driven by changes to investment return reflected in the statement of financial position measurement of liabilities for Prudential’s with-profits and unit-linked policies. In addition, for those liabilities under IFRS where the measurement involves discounting future cash flows at current interest rates, the year-on-year changes in interest rates also contribute significantly to variations in the measurement of policyholder liabilities. The principal driver for variations in the change in unallocated surplus of with-profits funds is the value movements on the investment assets of the with-profits funds to the extent not reflected in policyholder liabilities.

An analysis of the statement of financial position movements in policyholder liabilities and unallocated surplus of with-profits funds is provided in note C3.1 to the consolidated financial statements. The policyholder liabilities shown in the analysis in note C3.1 are gross of reinsurance and include the full movement in the year of investment contracts without discretionary participating features (as defined in IFRS 4). Further, the analysis in note C3.1 has been prepared to include the Group’s share of the policyholder liabilities of the joint ventures and associate that are accounted for on an equity method basis in the Group’s financial statements.

The principal variations in the movements in policyholder liabilities and movements in unallocated surplus of with-profits funds for each of the Group’s insurance operations are discussed below.

	2021 $m
					Growth
	Hong				markets	Total
	Kong	Indonesia	Malaysia	Singapore	and other	segments
Claims incurred, net of reinsurance	(1,687)	(1,184)	(1,015)	(3,037)	(1,590)	(8,513)
(Increase) decrease in policyholder liabilities, net of reinsurance	(6,088)	167	(260)	(2,856)	(1,159)	(10,196)
Movement in unallocated surplus of with-profits funds	(250)	—	48	—	—	(202)
Benefits and claims and movement in unallocated surplus, net of reinsurance	(8,025)	(1,017)	(1,227)	(5,893)	(2,749)	(18,911)

	2020 AER $m
					Growth
	Hong				markets	Total
	Kong	Indonesia	Malaysia	Singapore	and other	segments
Claims incurred, net of reinsurance	(1,735)	(942)	(867)	(2,334)	(1,199)	(7,077)
(Increase) decrease in policyholder liabilities, net of reinsurance	(14,168)	260	(773)	(4,284)	(2,108)	(21,073)
Movement in unallocated surplus of with-profits funds	(338)	—	(100)	—	—	(438)
Benefits and claims and movement in unallocated surplus, net of reinsurance	(16,241)	(682)	(1,740)	(6,618)	(3,307)	(28,588)

	2019 AER $m
					Growth
	Hong				markets	Total
	Kong	Indonesia	Malaysia	Singapore	and other	segments
Claims incurred, net of reinsurance	(1,529)	(1,213)	(899)	(2,392)	(1,257)	(7,290)
(Increase) decrease in policyholder liabilities, net of reinsurance	(12,922)	(59)	(719)	(4,109)	(2,657)	(20,466)
Movement in unallocated surplus of with-profits funds	(1,372)	—	(43)	—	—	(1,415)
Benefits and claims and movement in unallocated surplus, net of reinsurance	(15,823)	(1,272)	(1,661)	(6,501)	(3,914)	(29,171)

In general, the increase in policyholder liabilities over the years shown above reflects the combined growth of new business and the in-force books of the continuing insurance business operations.

The variations in the movements in policyholder liabilities in individual years are, however, primarily due to movement in investment returns. This is as a result of asset value movements that are reflected in the unit value of the unit-linked policies and the fluctuations of the policyholder liabilities of the with-profits policies with the funds’ investment performance. All discussions below are on a net of reinsurance basis.

2021 compared with 2020

Overall, total benefits and claims decreased by $9,677 million from $(28,588) million in 2020 to $(18,911) million in 2021 reflecting decreases across all segments except Indonesia.

In Hong Kong, total benefits and claims decreased from $(16,241) million in 2020 to $(8,025) million in 2021 primarily reflecting a lower increase in policyholder liabilities over 2021 as a result of lower investment returns attributable to policyholders, as compared with 2020. Furthermore, the movement in 2021 was impacted by an increase in discount rates used to measure policyholder liabilities following rises in interest rates as opposed to the negative effects seen in 2020 when interest rates fell, as discussed further below.

In Indonesia, total benefits and claims increased from $(682) million in 2020 to $(1,017) million in 2021 reflecting, in part, an increase in claims incurred during the year due to the high numbers of Covid-19 cases seen in Indonesia in the second half of the year.

In Malaysia, total benefits and claims decreased from $(1,740) million in 2020 to $(1,227) million in 2021 primarily due to a smaller increase in policyholder liabilities than was seen in 2020 reflecting the depreciation of investments primarily held within the with-profits and unit-linked funds as discussed above partially offset by higher claims incurred during the year.

In Singapore, total benefits and claims decreased from $(6,618) million in 2020 to $(5,893) million in 2021 reflecting a smaller increase in policyholder liabilities as compared with 2020 partially offset by higher claims incurred during the year. The movement in policyholder liabilities was driven by the effect of higher discount rates used to measure policyholder liabilities following rising interest rates in 2021, together with reduced investment returns attributable to policyholders as discussed above. The increase in claims incurred was mainly due to higher maturities on with-profits savings products.

In Growth markets and other, total benefits and claims decreased from $(3,307) million in 2020 to $(2,749) million in 2021 primarily as a result of the increase in policyholder liabilities in 2021 being smaller than that in 2020 as higher increase rates both increase the discount rates used to measure policyholder liabilities and reduce the value of bonds that are attributable to policyholders.

2020 compared with 2019

Total benefits and claims decreased by $583 million in 2020 from $(29,171) million in 2019 to $(28,588) million in 2020, mainly driven by decreases in Indonesia and the Growth markets and other segment, partially offset by increases in the Hong Kong segment. These movements are discussed further below.

In Hong Kong, total benefits and claims increased from $(15,823) million in 2019 to $(16,241) million in 2020 primarily reflecting a larger increase in policyholder liabilities in 2020 as a result of falling interest rates in the year. Under the local reserving basis, the fall in interest rates leads to a lower discount rate used to measure policyholder liabilities, the negative effect of which was not fully offset by the corresponding higher unrealised gains on bond assets. This net increase to benefits and claims from the fall in interest rates was partially offset by a lower charge for investment returns attributable to policyholders following lower equity gains in 2020 compared with 2019 as discussed under investment returns above.

In Indonesia, total benefits and claims decreased from $(1,272) million in 2019 to $(682) million in 2020 reflecting lower level of claims incurred in 2020 following Covid-19 related movement restrictions in 2020, and a decrease in policyholder liabilities particularly in the unit-linked funds due to investment depreciation in 2020 as compared with investment appreciation in 2019 as discussed above.

In Malaysia and Singapore, the year-on-year movement in total benefits and claims in 2020 were broadly in line with 2019.

In the Growth markets and other segment, the year-on-year decrease in 2020 compared with 2019 was primarily as a result of a lower increase in policyholder liabilities following lower investment appreciation in 2020 as compared to 2019.

(d)	Acquisition costs and other expenditure

	AER
	2021 $m	2020 $m	2019 $m
Hong Kong	(994)	(710)	(2,221)
Indonesia	(439)	(454)	(443)
Malaysia	(396)	(376)	(378)
Singapore	(700)	(965)	(784)
Growth markets and other	(1,260)	(1,279)	(1,153)
Eastspring	(498)	(446)	(392)
Unallocated to a segment (central operations) and intra-segment elimination	(273)	(421)	(537)
Total acquisition costs and other expenditure	(4,560)	(4,651)	(5,908)

In general, acquisition costs and other expenditure comprise acquisition costs incurred for insurance policies, changes in deferred acquisition costs (DAC), operating expenses and movements in amounts attributable to external unit holders of consolidated investment funds. Movements in amounts attributable to external unit holders reflect the change in the overall returns in these funds in the year that are attributable to third parties, which is treated as a liability under IFRS, and will vary from year to year as the underlying investments change value.

2021 compared with 2020

Total acquisition costs and other expenditure for the Group’s continuing operations decreased by $91 million from $(4,651) million in 2020 to $(4,560) million in 2021, reflecting a decrease primarily in Singapore and central operations, partially offset by increases mainly in Hong Kong and Eastspring. The acquisition costs and other expenditure in other segments were broadly in line with the prior year.

In Hong Kong, the increase of $284 million was primarily due to the non-recurrence of $770 million ceding commission received in in 2020 due to a reinsurance transaction. Offsetting this increase in costs were lower acquisition costs net of deferral in 2021 as a result of lower new business sales and lower renewal commissions.

In Singapore, the decrease of $265 million in 2021 compared with 2020 was mainly due to a decrease of $508 million in the movements in amounts attributable to external unit holders of consolidated investment funds. This represents the third party interest in our consolidated investment funds. Excluding this movement, underlying expenses increased by $(243) million mainly as a result of an increase in acquisition costs incurred following higher sales.

The increase of $52 million in Eastspring’s costs reflected an increase in operating expenses driven by both higher staff costs and investments made in strengthening the capabilities of the business across dimensions including footprint, distribution, investment strategies and customer experience.

The net expenditure that was unallocated to a segment included head office expenditure and elimination of intra-segment items. The decrease of $148 million reflected the benefit of the delivery of activity to right-size head office costs, partially offset by higher restructuring and IFRS 17 implementation costs and the costs incurred by Prudential plc in connection with the demerger of Jackson.

2020 compared with 2019

Total acquisition costs and other expenditure decreased by $1,257 million from $(5,908) million in 2019 to $(4,651) million in 2020 mainly driven by a decrease in Hong Kong.

In Hong Kong, the decrease of $1,511 million in 2020 compared with 2019 was primarily driven by the inclusion of a ceding commission received of $770 million in respect of the reinsurance transaction entered into in 2020, and lower acquisition costs net of deferral as a result of lower level of new business sold in the year.

In Singapore, the increase of $181 million in 2020 compared with 2019 was mainly due to an increase in the movements in amounts attributable to external unit holders of consolidated investment funds.

The net expenditure that was unallocated to a segment of $(421) million in 2020, compared with a charge of $(537) million in 2019, was mainly due to the non-recurrence of one-off costs in 2019 in relation to the M&G plc demerger and lower head office costs, partially offset by increased costs associated with the Group’s substantial and ongoing IFRS 17 project and other restructuring activities.

Determining Adjusted Operating Profit of Operating Segments

Performance measure

The performance measure of operating segments utilised by the Group is IFRS operating profit2 based on longer-term investment returns (adjusted operating profit), as described below. This measurement basis distinguishes adjusted operating profit from other constituents of total profit or loss for the period as follows:

–	Short-term fluctuations in investment returns on shareholder-backed business;
–	Amortisation of acquisition accounting adjustments arising on the purchase of business; and
–	Gain or loss on corporate transactions, as discussed in note D1.1.

Determination of adjusted operating profit for investment and liability movements

(i) With-profits business

For with-profits business in Hong Kong, Singapore and Malaysia, the adjusted operating profit reflects the shareholders’ share in the bonuses declared to policyholders. Value movements in the underlying assets of the with-profits funds only affect the shareholder results through indirect effects of investment performance on declared policyholder bonuses and therefore, do not affect directly the determination of adjusted operating profit.

(ii) Assets and liabilities held within unit-linked funds

The policyholder unit liabilities are directly reflective of the underlying asset value movements. Accordingly, the adjusted operating profit reflects the current year value movements in both the unit liabilities and the backing assets, which offset one another.

(iii) Other shareholder-backed long-term insurance business

In the case of other shareholder-financed business, the measurement of adjusted operating profit reflects that, for the long-term insurance business, assets and liabilities are held for the longer term. For this business the Group believes trends in underlying performance are better understood if the effects of short-term fluctuations in market conditions, such as changes in interest rates or equity markets, are excluded. In determining the profit on this basis, the following key elements are applied to the results of the Group’s shareholder-financed businesses.

(a) Policyholder liabilities that are sensitive to market conditions

Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between business units depending upon the nature of the ‘grandfathered’ measurement basis. Taiwan and India apply US GAAP, whose policyholder liabilities are not sensitive to market movements as they are locked in at policy inception.

Movements in liabilities for some types of business do require bifurcation between the elements that relate to longer-term market condition and short-term effects to ensure that at the net level (ie after allocated investment return and charge for policyholder benefits) the adjusted operating profit reflects longer-term market returns.

For certain non-participating business, for example in Hong Kong, the economic features are more akin to asset management products with policyholder liabilities reflecting asset shares over the contract term. Consequently, for these products, the charge for policyholder benefits in the adjusted operating profit reflects the asset share feature rather than volatile movements that would otherwise be reflected if the local regulatory basis (as applied for the IFRS balance sheet) was used.

For other types of non-participating business, expected longer-term investment returns and interest rates are used to determine the movement in policyholder liabilities for determining adjusted operating profit. This ensures assets and liabilities are reflected on a consistent basis.

(b) Assets backing other shareholder-backed long-term insurance business

Except in the case of assets backing liabilities which are directly matched (such as unit-linked business) adjusted operating profit for assets backing shareholder-financed business is determined on the basis of expected longer-term investment returns. Longer-term investment returns comprise actual income receivable for the year (interest/dividend income) and longer-term capital returns, determined for debt and equity-type securities on the basis described below. The difference between the actual investment returns in the reporting period and the longer-term investment returns is recognised within short-term fluctuations in investment returns.

Debt securities and loans

As a general principle, for debt securities and loans, the longer-term investment returns comprise the interest receivable for the year and the amortisation of interest-related realised gains and losses to the date when sold securities would have otherwise matured (or a suitable proxy for this period). All unrealised gains and losses are treated as a component of short-term investment fluctuations. Consideration is given to the need to recognise an expected longer-term level of defaults for the securities within the longer-term investment returns, based on past performance and having regard to the credit quality of the portfolio, with any difference with actual credit-related realised losses arising in the year being included in short-term fluctuations. If, under this analysis, realised gains and losses are principally considered to be interest related with no significant credit-related losses based on past performance, then all realised gains and losses to date for these operations are treated as interest related and amortised to adjusted operating profit over the period to the date those securities would otherwise have matured and no separate charge to longer-term investment returns for credit defaults is made.

For Group debt securities at 31 December 2021, the level of interest-related realised gains and losses on previously sold bonds that had yet to be amortised to adjusted operating profit from short-term investment fluctuations was a net gain of $515 million (2020: net gain of $525 million; 2019: net gain of $272 million).

Equity-type securities

For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment returns for income and capital having regard to past performance, current trends and future expectations. Different rates apply to different categories of equity-type securities.

For continuing insurance operations, investments in equity-type securities held for non-linked shareholder-backed business amounted to $6,073 million as at 31 December 2021 (31 December 2020: $4,963 million). The longer-term rates of return applied in 2021 ranged from 5.5 per cent to 16.9 per cent (2020: 5.1 per cent to 16.9 per cent) with the rates applied varying by business unit. These rates are broadly stable from year to year but may be different between regions, reflecting, for example, differing expectations of inflation in each local business unit. The assumptions are for the returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations. The longer-term investment returns for the insurance joint ventures and associates accounted for using the equity method are determined on a similar basis as the other insurance operations described above.

Derivative value movements

Generally, derivative value movements are excluded from adjusted operating profit. The exception is where the derivative value movements broadly offset changes in the accounting value of other assets and liabilities included in adjusted operating profit.

(iv)Other non-insurance businesses

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

Reconciliation of profit from continuing operations attributable to shareholders to adjusted operating profit

The following tables reconcile Prudential’s total profit (loss) from continuing operations attributable to shareholders to adjusted operating profit.

	2021 $m
			Group
			total
	Total	Unallocated	continuing
	segment	to a segment	operations
Profit (loss) for the year from continuing operations	3,085	(871)	2,214
Tax charges attributable to shareholders	441	21	462
Profit (loss) before tax from continuing operations	3,526	(850)	2,676
Short-term fluctuations in investment returns on shareholder-backed businesses	433	25	458
Other non-operating items	64	35	99
Adjusted operating profit (loss)	4,023	(790)	3,233

Adjusted operating profit (loss) analysed into:
CPL			343
Hong Kong			975
Indonesia			446
Malaysia			350
Singapore			663
Growth markets and other			932
Eastspring			314
Unallocated to a segment:
Other income and expenditure (central operations)			(605)
Restructuring and IFRS 17 implementation costs			(185)
Adjusted operating profit (loss)			3,233

	2020 $m
	AER			CER*
			Total			Total
	Total	Unallocated	continuing	Total	Unallocated	continuing
	segment	to a segment	operations	segment	to a segment	operations
Profit (loss) for the year from continuing operations	3,375	(907)	2,468	3,442	(928)	2,514
Tax charges attributable to shareholders	440	—	440	450	—	450
Profit (loss) before tax from continuing operations	3,815	(907)	2,908	3,892	(928)	2,964
Short-term fluctuations in investment returns on shareholder-backed businesses	607	(28)	579	582	(28)	554
Other non-operating items	(760)	30	(730)	(758)	30	(728)
Adjusted operating profit (loss)	3,662	(905)	2,757	3,716	(926)	2,790

Adjusted operating profit (loss) analysed into:
CPL			251			269
Hong Kong			891			889
Indonesia			519			529
Malaysia			309			313
Singapore			574			589
Growth markets and other			835			841
Eastspring			283			286
Unallocated to a segment:
Other income and expenditure (central operations)			(743)			(759)
Restructuring and IFRS 17 implementation costs			(162)			(167)
Adjusted operating profit (loss)			2,757			2,790

	2019 $m
	AER			CER†
			Total			Total
	Total	Unallocated	continuing	Total	Unallocated	continuing
	segment	to a segment	operations	segment	to a segment	operations
Profit (loss) for the year from continuing operations	3,729	(1,391)	2,338	3,727	(1,398)	2,329
Tax charges attributable to shareholders	470	(154)	316	465	(154)	311
Profit (loss) before tax from continuing operations	4,199	(1,545)	2,654	4,192	(1,552)	2,640
Short-term fluctuations in investment returns on shareholder-backed businesses	(657)	103	(554)	(669)	103	(566)
Other non-operating items	(260)	407	147	(261)	409	148
Adjusted operating profit (loss)	3,282	(1,035)	2,247	3,262	(1,040)	2,222

Adjusted operating profit (loss) analysed into:
CPL			219			219
Hong Kong			734			742
Indonesia			540			525
Malaysia			276			272
Singapore			493			487
Growth markets and other			737			739
Eastspring			283			278
Unallocated to a segment:
Other income and expenditure (central operations)			(932)			(937)
Restructuring and IFRS 17 implementation costs			(103)			(103)
Adjusted operating profit (loss)			2,247			2,222
*	For 2020, the CER results were calculated using the 2021 average exchange rates.
†	For 2019, the CER results were calculated using the 2020 average exchange rates.

Explanation of Performance and Other Financial Measures

	AER			CER*		AER	CER†
	2021 $m	2020 $m	Change %	2020 $m	Change %	2019 $m	2019 $m
CPL	343	251	37%	269	28%	219	219
Hong Kong	975	891	9%	889	10%	734	742
Indonesia	446	519	(14)%	529	(16)%	540	525
Malaysia	350	309	13%	313	12%	276	272
Singapore	663	574	16%	589	13%	493	487
Growth markets and other[8]	932	835	12%	841	11%	737	739
Eastspring	314	283	11%	286	10%	283	278
Other income and expenditure:
Investment return and other income	21	(15)	n/a	(15)	n/a	30	30
Interest payable on core structural borrowings	(328)	(316)	(4)%	(316)	(4)%	(496)	(498)
Corporate expenditure	(298)	(412)	28%	(428)	30%	(466)	(469)
Other income and expenditure	(605)	(743)	19%	(759)	20%	(932)	(937)
Restructuring and IFRS 17 implementation costs	(185)	(162)	(14)%	(167)	(11)%	(103)	(103)
Adjusted operating profit	3,233	2,757	17%	2,790	16%	2,247	2,222
Short-term fluctuations in investment returns on shareholder-backed business	(458)	(579)	21%	(554)	17%	554	566
Amortisation of acquisition accounting adjustments	(5)	(5)	—	(5)	—	(5)	(5)
(Loss) gain attaching to corporate transactions	(94)	735	n/a	733	n/a	(142)	(143)
Profit before tax from continuing operations	2,676	2,908	(8)%	2,964	(10)%	2,654	2,640
Tax charge attributable to shareholders' returns	(462)	(440)	(5)%	(450)	(3)%	(316)	(311)
Profit for the year from continuing operations	2,214	2,468	(10)%	2,514	(12)%	2,338	2,329
Loss after tax from discontinued US operations	(5,027)	(283)	n/a	(283)	n/a	(385)	(385)
Loss after tax from discontinued UK and Europe operations	—	—	n/a	—	n/a	(1,161)	(1,165)
(Loss) profit for the year	(2,813)	2,185	n/a	2,231	n/a	792	779
*	For 2020, the CER results were calculated using the 2021 average exchange rates.
†	For 2019, the CER results were calculated using the 2020 average exchange rates.

IFRS earnings per share
	AER					CER*			AER		CER†
									2019		2019
	2021 cents		2020 cents		Change %	2020 cents		Change %	cents		cents
Basic earnings per share based on adjusted operating profit after tax from continuing operations	101.5	¢	86.6	¢	17%	87.6	¢	16%	73.4	¢	73.0	¢
Basic earnings per share based on:
Profit after tax from continuing operations	83.4	¢	94.6	¢	(12)%	96.4	¢	(13)%	90.0	¢	90.0	¢
Loss after tax from discontinued US operations	(161.1)	¢	(13.0)	¢	n/a	(13.1)	¢	n/a	(14.9)	¢	(14.9)	¢
Loss after tax from discontinued UK and Europe operations	n/a		n/a		n/a	n/a		n/a	(44.8)	¢	(45.1)	¢
*	For 2020, the CER results were calculated using the 2021 average exchange rates.
†	For 2019, the CER results were calculated using the 2020 average exchange rates.

(a)Group overview

2021 compared with 2020

Total IFRS loss after tax for 2021 was $(2,813) million compared with a profit of $2,185 million in 2020. This comprised a $2,214 million profit after tax from continuing operations being more than offset by $(5,027) million loss after tax from discontinued US operations (Jackson) demerged in September 2021. Discussion of Jackson’s performance is set out in the “Loss from discontinued operations - Jackson” section below. The decrease of $(254) million in profit after tax from continuing operations from $2,468 million in 2020 to $2,214 million in 2021 primarily reflected a decrease in the profit before shareholder tax of $(232) million from $2,908 million to $2,676 million, together with a $(22) million increase in shareholder tax charge from $(440) million to $(462) million.

The effective tax rate on total IFRS profit from continuing operations in 2021 was 17 per cent (2020: 15 per cent), primarily reflecting the adverse impact of investment losses on which no tax credit is recognised.

2020 compared with 2019

Total IFRS profit after tax for 2020 was $2,185 million (2019: $792 million), which comprised a $2,468 million (2019: $2,338 million) profit after tax from continuing operations and a $(283) million (2019: $(385) million) loss after tax from discontinued US operations. In 2019, there was also a loss of $(1,161) million from the discontinued UK and Europe operations demerged in November 2019.

The increase of $130 million in profit after tax from continuing operations from $2,338 million in 2019 to $2,468 million in 2020 primarily reflected an increase in the profit before shareholder tax of $254 million from $2,654 million to $2,908 million, partially offset by an increase in shareholder tax charge from $(316) million to $(440) million.

The effective tax rate on total IFRS profit from continuing operations in 2020 was 15 per cent (2019: 12 per cent), principally due to the absence of a tax credit on UK tax losses in the unallocated to a segment results where it was unlikely there would be future value obtained from the tax losses.

Further analysis of the results by each segment is provided below.

(b)Segment discussion

The Group’s operating segments for financial reporting purposes are defined and presented in accordance with IFRS 8, ‘Operating Segments’ on the basis of the management reporting structure and its financial management information. Further details on the Group’s determination of operating segments is provided in the ‘‘Determining Adjusted Operating Profit of Operating Segments’ section.

The following table shows Prudential’s IFRS consolidated total profit after tax and adjusted operating profit from continuing operations for the years indicated presented by business segment. The accounting policies applied to the segments below are the same as those used in the Group’s consolidated accounts.

	2021 $m				2020 AER $m				2019 AER $m
		Profit				Profit				Profit
	Adjusted	before		Profit	Adjusted	before		Profit	Adjusted	before		Profit
	operating	shareholder	Shareholder	after	operating	shareholder	Shareholder	after	operating	shareholder	Shareholder	after
	profit	tax	tax charge	tax	profit*	tax	tax charge	tax	profit*	tax	tax charge	tax
CPL	343	278	—	278	251	394	—	394	219	268	—	268
Hong Kong	975	1,108	(40)	1,068	891	1,009	(15)	994	734	1,145	(29)	1,116
Indonesia	446	436	(74)	362	519	534	(125)	409	540	557	(129)	428
Malaysia	350	336	(71)	265	309	314	(58)	256	276	291	(54)	237
Singapore	663	461	(67)	394	574	608	(87)	521	493	545	(75)	470
Growth markets and other	932	593	(159)	434	835	673	(125)	548	737	1,110	(150)	960
Eastspring	314	314	(30)	284	283	283	(30)	253	283	283	(33)	250
Unallocated to a segment	(790)	(850)	(21)	(871)	(905)	(907)	—	(907)	(1,035)	(1,545)	154	(1,391)
Total continuing operations	3,233	2,676	(462)	2,214	2,757	2,908	(440)	2,468	2,247	2,654	(316)	2,338

*	Comparatives presented on a CER basis are provided in the table at the start of this section (Explanation of performance and other measures).

CPL

Given that CPL, our joint venture business in Mainland China, is accounted for on the equity method, there is no amount related to CPL in the Group’s tax charge in the income statement. Management’s focus is on analysing the profit before shareholder tax (to be consistent with its review of other segments) and hence, on the segmental analysis basis, the tax related to life joint ventures and associate including that of CPL is allocated to the ‘Growth markets and other’ segment.

2021 compared with 2020

The decrease in the profit before shareholder tax of $116 million from $394 million in 2020 to $278 million in 2021 was due to negative short-term fluctuations in investment returns in 2021 mainly arising from declining bond yields resulting in lower discount rates to measure policyholder liabilities partially offset by unrealised gains on bond assets. Excluding this effect, profit before shareholder tax grew in 2021. This was driven by a 28 per cent increase on a CER basis (37 per cent on an AER basis) in adjusted operating profit to $343 million, primarily driven by growth in our in-force portfolio, evident by a 19 per cent growth (26 per cent on an AER basis) in recurring premiums in 2021.

2020 (AER) compared with 2019 (CER)

The increase in the profit before shareholder tax of $126 million from $268 million in 2019 to $394 million in 2020 reflected an increase in adjusted operating profit and a favourable movement in the amount of short-term investment fluctuations arising from asset gains in the year mainly from an increase in the equity markets largely in the second half of 2020.Adjusted operating profit increased by 15 per cent on a CER basis (15 per cent on an AER basis) to $251 million following strong growth in the size of the business over recent years.

Hong Kong

2021 compared with 2020

The increase of $74 million in the profit after tax from $994 million in 2020 to $1,068 million in 2021 was due to an increase in profit before shareholder tax of $99 million partially offset by an increase in shareholder tax charge of $(25) million.

The increase in profit before shareholder tax was driven by the continued growth of in-force shareholder-backed business. Adjusted operating profit was up 10 per cent on a CER basis (9 per cent on an AER basis) to $975 million and is driven by our long-term focus on regular premium business and strong retention of both our domestic and Mainland China customers. It also reflects the on-going growth of our health and protection business and, for our flagship critical illness products, the compounding benefit to adjusted operating profit given the accumulating nature of asset shares. Earnings outperformed growth in renewal premiums, as some policies within the with-profits funds reached the end of their premium paying term, albeit they continue to contribute to annual adjusted operating profit through the with-profits bonus mechanism.

Outside of adjusted operating profit, the impact of more favourable movements in short-term fluctuations in investment returns, following rises in interest rates, as compared with negative returns in 2020 when interest rates fell, was offset by the non-repeat of the benefit from the reinsurance transaction undertaken in 2020 as discussed below.

The effective shareholder tax rate on profits was 4 per cent in 2021 compared with 1 per cent in 2020.

2020 (AER) compared with 2019 (CER)

The decrease of $122 million in profit after tax from $1,116 million in 2019 to $994 million in 2020 was due to a decrease in profit before shareholder tax reflecting negative short-term fluctuations in investment returns in 2021, as compared to positive short-term fluctuations in investment returns in 2019. These short term fluctuations vary depending on both interest rate and equity movements in any given year with falls in interest rates having a bigger effect when interest rates are lower. This decrease was partially offset by increases in adjusted operating profit, as well as a benefit of $765 million from the reinsurance transaction undertaken in 2020 as part of the Group’s on-going asset/liability management.

In Hong Kong, our focus on regular-premium health and protection business increased renewal premiums for our shareholder-backed business. This, together with the compounding benefit to adjusted operating profit from our flagship critical illness products due to the accumulating nature of asset shares, led to an increase in adjusted operating profit of 20 per cent on a CER basis (21 per cent on an AER basis) to $891 million.

The effective shareholder tax rate on profits was 1 per cent in 2020 compared with 3 per cent in 2019.

Indonesia

2021 compared with 2020

The decrease of $47 million in the profit after tax from $409 million in 2020 to $362 million in 2021 reflected a decrease in profit before shareholder tax of $(98) million, partially offset by a decrease in shareholder tax charge of $51 million.

The decrease in profit before shareholder tax was primarily due to lower new business sales over recent years and adverse Covid-19-related claims experience, with adjusted operating profit reduced by (16) per cent on a CER basis ((14) per cent on an AER basis).

The effective shareholder tax rate was 17 per cent in 2021 compared with 23 per cent in 2020. The lower effective tax rate was principally due to realised investment gains in 2021 which were subject to a lower rate of taxation under local legislation.

2020 (AER) compared with 2019 (CER)

Profit after tax in 2020 was broadly in line with 2019, with adjusted operating profit of $519 million being marginally lower than the prior year, reflecting lower renewal premium sales over recent years.

The effective shareholder tax rate on profits of 23 per cent in 2020 was in line with 2019.

Malaysia

2021 compared with 2020

Profit after tax in 2021 was broadly in line with 2020 due to increase in profit before shareholder tax being mostly offset by increase in the shareholder tax charge.

The increase in profit before shareholder tax of $22 million was driven by adjusted operating profit growth of 12 per cent on a CER basis (13 per cent on an AER basis) which was supported by the growth of our in-force health and protection business, with increased shareholder-backed renewal premiums, and higher fee income as a result of increased funds held within unit-linked funds.

The increase in adjusted operating profit was partially offset by negative movements in short-term fluctuations in investment returns with losses on bonds, from an increase in interest rates, more than offsetting the impact of higher discount rates on policyholder liabilities.

The effective shareholder tax rate on profits was 21 per cent in 2021 compared with 18 per cent in 2020.

2020 (AER) compared with 2019 (CER)

The increase of $19 million in the profit after tax from $237 million in 2019 to $256 million in 2020 reflected an increase in profit before shareholder tax of $23 million, partially offset by an increase in shareholder tax charge of $(4) million.

The year-on-year increase in profit before shareholder tax of $23 million largely reflected, growth in adjusted operating profit of 14 per cent on a CER basis (12 per cent on an AER basis) to $309 million supported by the growth of our in-force business, broadly in line with an increase in shareholder-backed renewal premiums. Additionally, higher average unit-linked liabilities saw an increase in fee income in the period and claims levels were lower than expected.

The effective shareholder tax rate on profits was 18 per cent in 2020 compared with 19 per cent in 2019.

Singapore

2021 compared with 2020

The decrease of $(127) million in the profit after tax from $521 million in 2020 to $394 million in 2021 primarily reflected a decrease in profit before shareholder tax of $(147) million partially offset by a decrease in shareholder tax charge of $20 million.

The decrease in profit before shareholder tax primarily reflected negative short-term fluctuations in investment returns from bond losses in 2021, compared with bond gains in 2020, driven by the increase in interest rates, which more than offset the impact of higher discount rates on policyholder liabilities.

The fall described above was offset by an increase in adjusted operating profit of 13 per cent on a CER basis (16 per cent on an AER basis) reflecting the continued growth of our in-force business, including in protection and savings products where we believe demand will continue as the population ages and seeks to meet its health and retirement needs.

The effective shareholder tax rate on profits was 15 per cent in 2021, in line with 2020.

2020 (AER) compared with 2019 (CER)

The increase of $51 million in the profit after tax from $470 million in 2019 to $521 million in 2020 primarily reflected an increase in profit before shareholder tax of $63 million partially offset by an increase in shareholder tax charge of $(12) million.

The increase in profit before shareholder tax primarily reflected the growth of adjusted operating of 18 per cent on a CER basis (16 per cent on an AER basis) to $574 million, which was supported by the continued growth of our in-force business, in particular protection products.

The effective shareholder tax rate on profits in 2020 of 14 per cent was in line with 2019.

Growth markets and other

2021 compared with 2020

The decrease of $114 million in the profit after tax from $548 million in 2020 to $434 million in 2021 reflected a decrease in profit before shareholder tax of $(80) million and an increase in shareholder tax charge of $(34) million.

The decrease in the profit before shareholder tax was mainly reflective of a higher loss in short-term fluctuations in investment returns in 2021 compared with 2020 due to losses on bond asset values from higher interest rates in many growth markets exceeding the movement in policyholder liabilities from a higher discount, particularly in Taiwan where policyholder liabilities are less sensitive to interest rate movements. This was partially offset by the benefit from a change to allow for illiquidity premium in the calculation of the valuation interest rate used to value long-term insurance liabilities in Thailand, as discussed in note C3.2 to the consolidated financial statements. The reduction in profit discussed above was offset by an increase in adjusted operating profit of 11 per cent on a CER basis (12 per cent on an AER basis), reflective of in-force growth which is supported by APE sales in recent years. Vietnam, the Philippines and Thailand all reported double-digit growth. In Thailand double-digit growth in adjusted operating profit was achieved through APE sales growth from the expansion of the strategic partnerships and resilient in-force growth. In India, the result for the period reflected higher Covid-19-related claims following the large spike in cases seen in the first half of the year.

The effective shareholder tax rate on profits was 27 per cent in 2021 compared with 19 per cent in 2020. The higher effective tax rate was primarily due to investment losses in Taiwan which were not tax deductible in 2021 compared to non-taxable investment gains in 2020.

2020 (AER) compared with 2019 (CER)

The decrease of $(412) million in the profit after tax from $960 million in 2019 to $548 million in 2020 primarily reflected a decrease in profit before shareholder tax of $(437) million partially offset by a decrease in shareholder tax charge of $25 million.

The decrease in the profit before shareholder tax was mainly reflective of a higher loss in short-term fluctuations in investment returns in 2020 as a result of changes to interest rates, equity markets and other economic factors as compared to 2019 and the inclusion in 2019 of $265 million of gains on corporate transactions arising upon a reduction in the stake in India and the disposal of a consumer finance subsidiary in Vietnam. These decreases more than offset the benefits from the in-force growth in these markets with adjusted operating profit up 13 per cent on a CER basis (13 per cent on an AER basis) higher reflective of in-force growth. Vietnam, Philippines, Thailand and Taiwan all reported robust double-digit growth.

The effective shareholder tax rate on profits was 19 per cent in 2020 compared with 14 per cent in 2019. The higher effective tax rate was due to various factors, including unfavourable deferred tax adjustments relating to tax losses in Taiwan in 2020 and as compared to favourable deferred tax adjustments on tax losses in 2019. In addition, the 2019 effective tax rate had benefited from a non-taxable gain in 2019 on a reduction in the Group’s stake in its associate in India.

Asset management – Eastspring

	2021 $m	2020 AER $m	Change %	2019 AER $m
Total external net flows*,10	613	(9,972)	n/a	8,340

External funds under management* ($bn)	94.0	93.9	—	98
Funds managed on behalf of M&G plc ($bn)	11.5	15.7	(27)	26.7
Internal funds under management ($bn)	153.0	138.2	11	116.4
Total funds under management ($bn)	258.5	247.8	4	241.1

Analysis of adjusted operating profit
Retail operating income	449	390	15	392
Institutional operating income	298	256	16	244
Operating income before performance-related fees	747	646	16	636
Performance-related fees	15	7	114	12
Operating income (net of commission)	762	653	17	648
Operating expense	(403)	(336)	(20)	(329)
Group's share of tax on joint ventures' adjusted operating profit	(45)	(34)	(32)	(36)
Adjusted operating profit	314	283	11	283
Adjusted operating profit after tax	284	253	12	250

Average funds managed by Eastspring	251.7bn	227.1bn	11%	214bn
Fee margin based on operating income	30bps	28bps	+2bps	30bps
Cost/income ratio[11]	54%	52%	+2ppts	52%

*	Excluding funds managed on behalf of M&G plc.

Eastspring’s total funds under management were $258.5 billion at 31 December 2021 (31 December 2020: $247.8 billion4), reflecting favourable internal net flows and higher equity markets. Compared with 2020, Eastspring’s average funds under management increased by 11 per cent on an AER basis (9 per cent on a CER basis).

Eastspring saw total net inflows of $5.8 billion over 2021 (2020: $(11.5) billion4) which included internal net inflows from our life businesses of $10.7 billion (2020: $8.5 billion4) and from third-parties (excluding money market funds) of $0.6 billion (2020: $(10.0) billion4 of outflows). Offsetting these amounts were $(4.0) billion of net outflows for funds managed on behalf of M&G plc with further net outflows of about $(0.9) billion expected in 2022. Third-party net flows were driven by $1.1 billion of retail net inflows, partly offset by net institutional outflows. Overall there were external net inflows into equity funds and external net outflows from fixed income funds, which contributed to an increase in the retail fee margin.

The profit before shareholder tax of Eastspring of $314 million in 2021. The increase of $31 million from $283 million in 2020 was primarily driven by higher average funds under management and a 2 basis points increase in fee margin reflecting an improved asset mix.

Eastspring’s adjusted operating profit of $314 million was up 10 per cent compared with the prior period on a CER basis (up 11 per cent on an AER basis). Operating income before performance related fees was 16 per cent higher4, driven by higher average funds under management and a 2 basis points increase in fee margin reflecting an improved asset mix. The cost/income ratio increased to 54 per cent (2020: 52 per cent) reflecting both higher staff costs and investments made in strengthening the capabilities of the business across dimensions including footprint, distribution, investment strategies and customer experience.

2020 compared with 2019

Eastspring’s total funds under management were $247.8 billion at 31 December 2020 (31 December 2019: $241.1 billion), reflecting favourable internal net inflows and higher equity markets, partly offset by external net outflows. Compared with 2019, Eastspring’s average funds under management increased by 6 per cent on an AER basis (7 per cent on a CER basis).

Eastspring continued to benefit from strong, positive net flows from internal insurance funds, recording $8.5 billion (2019: $9.7 billion). Overall third-party flows related to external funds under management were negative $(10.0) billion, reflecting the adverse impact of higher market volatility, as a result of Covid-19, on retail funds, most notably in a number of retail bond funds in Thailand in the first half of 2020. Highlights included strong flows into our China A Fund, and Global Innovation Fund in respect of our equity products, and Income Plus and Active Bond Fund Plus on the fixed income side. As market volatility subsided over the second half of the year, third-party net flows improved materially, with the fourth quarter seeing net inflows of $0.5 billion. In addition, as anticipated, there were net outflows from funds managed on behalf of M&G plc of $(10.0) billion in 2020.

The profit before shareholder tax of Eastspring of $283 million in 2020 was broadly in line with 2019. The effective shareholder tax rate on profits was 10 per cent in 2021 compared with 11 per cent in 2020 and 12 per cent in 2019.

Eastspring’s adjusted operating profit of $283 million was up 2 per cent compared with the prior year on a CER basis (level on an AER basis). Operating income (net of commission) increased by 1 per cent with the benefit of higher average funds under management being partly offset by adverse client and asset mix effects that reduced the fee margin based on operating income to 28 basis points (2019: 30 basis points). Cost discipline remained robust, with operating costs in line with the prior year, with the resulting cost/income ratio the same at 52 per cent.

Unallocated to a segment – Other income and expenditure

2021 compared with 2020

Total net charges for activity unallocated to a segment decreased by $36 million from $(907) million in 2020 to $(871) million in 2021. The loss before shareholder tax decreased by $57 million from $(907) million in 2020 to $(850) million in 2021 largely reflecting the changes, as described below.

Central corporate expenditure was 30 per cent on a CER basis (28 per cent on an AER basis) lower than the prior period reflecting the delivery of the $180 million of right-sizing of our head office costs alongside the evolving footprint of the business. Annual head office costs are targeted to reduce further by around $70 million1 from the start of 2023.

Interest costs on core structural borrowings of $(328) million (2020: $(316) million on an AER and CER basis) include interest costs of $(126) million related to the four tranches of debt that were redeemed in December 2021 and January 2022 using the proceeds from the share offer during the year, which are not expected to recur going forward.

Restructuring costs of $(185) million (2020: $(162) million4) reflect the Group’s substantial and ongoing IFRS 17 project, and one-off costs associated with cost saving, regulatory and other initiatives in our business. IFRS 17 costs are expected to remain elevated until the standard is fully implemented.

The effective shareholder tax rate on losses unallocated to a segment was (2) per cent in 2021 compared with nil per cent in 2020, principally due to irrecoverable withholding tax suffered on remittances received from certain jurisdictions and on certain investment income.

2020 compared with 2019

Total net charges for activity unallocated to a segment decreased by $484 million from $(1,391) million in 2019 to $(907) million in 2020. The loss before shareholder tax decreased by $638 million from $(1,545) million in 2019 to $(907) million in 2020 mainly due to the non-recurrence of one-off costs in 2019 in relation to the M&G plc demerger and lower interest expense on core structural borrowings and corporate expenditure, partially offset by increased costs associated with the Group’s IFRS 17 project and other restructuring activities.

Interest expense on core borrowings was lower following the transfer of debt to M&G plc in 2019 and corporate expenditures reduced as the Group continued to take action to right-size its head office costs alongside the evolving footprint of the business. Restructuring and IFRS 17 implementation costs increased to $(162) million (2019: $(103) million on an AER and CER basis). Restructuring costs reflected the Group’s substantial and ongoing IFRS 17 project and costs associated with actions to reduce central costs post the demerger of M&G plc.

The effective shareholder tax rate on losses unallocated to a segment was nil per cent in 2020 compared with 10 per cent in 2019, principally due to the absence of a tax credit on UK tax losses where it was unlikely there would be future value obtained from the tax losses.

(c) Other financial commentary based on management’s view

Long-term insurance business adjusted operating profit drivers

Profit margin analysis of long-term insurance continuing operations[9]
	2021		2020 AER		2020 CER*
		Margin		Margin		Margin
	$m	bps	$m	bps	$m	bps
Spread income	312	66	296	74	304	76
Fee income	345	103	282	101	287	101
With-profits	135	16	117	16	118	16
Insurance margin	2,897		2,648		2,689
Other income	3,239		3,219		3,262
Total life insurance income	6,928		6,562		6,660
Expenses:
Acquisition costs	(2,085)	(50)%	(1,928)	(51)%	(1,964)	(50)%
Administration expenses	(1,656)	(205)	(1,591)	(234)	(1,609)	(234)
DAC adjustments	566		382		392
Share of related tax charges from joint ventures and associates	(44)		(46)		(49)
Long-term insurance business pre-tax adjusted operating profit	3,709		3,379		3,430

	2019 AER		2019 CER†
		Margin		Margin
	$m	bps	$m	bps
Spread income	321	108	319	106
Fee income	286	104	283	104
With-profits	107	18	107	18
Insurance margin	2,244	2,234
Other income	3,289	3,280
Total life insurance income	6,247	6,223
Expenses:
Acquisition costs	(2,174)	(41)%	(2,172)	(41)%
Administration expenses	(1,473)	(257)	(1,463)	(254)
DAC adjustments	430		426
Share of related tax charges from joint ventures and associates	(31)		(30)
Long-term insurance business pre-tax adjusted operating profit	2,999		2,984

*	For 2020, the CER results were calculated using the 2021 average exchange rates.
†	For 2019, the CER results were calculated using the 2020 average exchange rates.

Our adjusted operating profit continues to be based on high-quality drivers. The overall 8 per cent growth on a CER basis (10 per cent on an AER basis) in life insurance adjusted operating profit to $3,709 million (2020: $3,430 million on a CER basis; $3,379 million on an AER basis) was driven principally by 8 per cent growth on a CER basis (9 per cent on an AER basis) in insurance margin-related revenues reflecting our ongoing focus on recurring premium health and protection products and the associated continued growth of our in-force business, partially offset by a more normalised claims experience following the lower level of claims seen in 2020 and higher Covid-19 claims in Indonesia and India in 2021.

Fee income increased by 20 per cent on a CER basis (22 per cent on an AER basis), reflecting the beneficial impact of stronger equity markets and premium contributions while spread income increased by 3 per cent on a CER basis (5 per cent on an AER basis), with a fall in margin due to country mix.

With-profits earnings relate principally to the shareholders’ share in bonuses declared to policyholders. As these bonuses are typically weighted to the end of a contract, under IFRS, with-profit earnings consequently emerge only gradually over time. The 14 per cent growth on a CER basis (15 per cent on an AER basis) in with-profits earnings reflects the ongoing growth in these portfolios.

Other income primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses. As such, the 1 per cent decline on a CER basis (1 per cent increase on an AER basis) from 2020 reflects changes in product mix partially offset by higher premiums on shareholder-backed business. Acquisition costs increased in the year, largely due to higher APE sales as compared with the prior year. This increase in acquisition costs has led to an increase in the costs deferred and therefore higher DAC adjustments in the year. Administration expenses, including renewal commissions, increased by 3 per cent on a CER basis (4 per cent increase on an AER basis) reflecting in-force business growth.

2020 (AER) compared with 2019 (CER)

The overall 13 per cent growth on a CER basis (13 per cent on an AER basis) in continuing life insurance adjusted operating profit to $3,379 million (2019: $2,984 million on a CER basis; $2,999 million on an AER basis) was driven principally by 19 per cent on a CER basis (18 per cent on an AER basis) growth in insurance margin-related revenues and reflected our ongoing focus on recurring premium health and protection products and the associated continued growth of our in-force business.

Fee income was in line with the prior year, while spread income decreased by (7) per cent on a CER basis ((8) per cent on an AER basis) driven by lower interest rates in the year. With-profits earnings related principally to the shareholders’ share in bonuses declared to policyholders. The 9 per cent on a CER basis (9 per cent on an AER basis) growth in with-profits earnings reflected the ongoing growth in these portfolios.

Other income primarily represented amounts deducted from premiums to cover acquisition costs and administration expenses. As such, the (2) per cent (on an AER and CER basis) decrease from 2019 largely reflected lower new business volumes, whereas new business acquisition expense fell (11) per cent on an AER and CER basis to $(1,928) million. The ratio of shareholder acquisition costs to shareholder-related APE sales (excluding with-profits-related sales) increased to 66 per cent (2019: 65 per cent on an AER basis), reflecting changes to product and geographical mix. Administration expenses, including renewal commissions, increased by 9 per cent on a CER basis (8 per cent on an AER basis) reflecting in-force business growth.

IFRS basis non-operating items from continuing operations

Non-operating items from continuing operations in the year consist mainly of short-term fluctuations in investment returns on shareholder-backed business of negative $(458) million, (2020: negative $(554) million on a CER basis; $(579) million on an AER basis), and $(94) million of costs associated with corporate transactions (2020: gain of $733 million on a CER basis; $735 million on an AER basis).

Short-term fluctuations reflect the net impact from an increase in interest rates in most Asia markets on bond asset values and on the valuation interest rates (VIRs) used to determine policyholder liabilities.

Costs associated with corporate transactions of $(94) million (2020: gain of $733 million on a CER basis; $735 million on an AER basis) include the cost incurred by Prudential plc in connection with the separation of Jackson including key management changes. See note D1.1 in the IFRS financial statements for further information.

2020 compared with 2019

Non-operating items from continuing operations in 2020 consisted of short-term fluctuations in investment returns on shareholder-backed business of negative $(579) million (2019: positive $566 million on a CER basis; $554 million on an AER basis), the net benefit from various corporate transactions of $735 million (2019: loss of $(143) million on a CER basis; $(142) million on an AER basis) and the amortisation of acquisition accounting adjustments of negative $(5) million (2019: $(5) million on an AER and CER basis).

Falling interest rates in certain parts of Asia led to lower discount rates on certain policyholder liabilities under the local reserving basis applied, which were not fully offset by unrealised bond and equity gains in the year leading to negative fluctuations overall. This compared with overall positive short-term fluctuations following decreases in bond yields in Asia in 2019.

After allowing for non-operating items, the total IFRS profit after tax from continuing operations was $2,468 million (2019: $2,329 million on a CER basis; $2,338 million on an AER basis).

IFRS effective tax rates for continuing operations

In 2021, the effective tax rate on adjusted operating profit was 17 per cent (2020: 18 per cent). The decrease in the 2021 effective tax rate reflects the resolution of some historic issues at lower amounts than had been provided for.

The effective tax rate on total IFRS profit in 2021 was 17 per cent (2020: 15 per cent). The increase in the 2021 effective tax rate reflects the adverse impact of investment losses on which no tax credit is recognised.

The effective tax rate on adjusted operating profit in 2022 is expected to be similar to 2021. From 2023 onwards, the effective tax rate on adjusted operating profit is likely to be impacted by a combination of the OECD proposals to implement a global minimum tax rate of 15 per cent and some jurisdictions where Prudential operates implementing a domestic minimum tax based on the OECD proposals. The OECD rules are complex and require detailed analysis and consideration which is ongoing. A further update will be provided in the half-year 2022 results.

2020 compared with 2019

In 2020, the effective tax rate on adjusted operating profit from continuing operations was 18 per cent (2019: 15 per cent). The effective tax rate on total IFRS profit before tax from continuing operations in 2020 was 15 per cent (2019: 12 per cent).

The increase in the 2020 effective tax rates for both adjusted operating profit and total IFRS profit reflects the absence of a tax credit on UK tax losses in the unallocated to a segment results where it is unlikely there will be future value obtained from the tax losses.

Total tax contributions from continuing operations

The Group continues to make significant tax contributions in the jurisdictions in which it operates, with $1,071 million remitted to tax authorities in 2021. This was lower than the equivalent amount of $1,208 million4 remitted in 2020 principally due to the timing of when various tax payments became due.

Tax strategy

The Group publishes its tax strategy annually which, in addition to complying with the mandatory UK (Finance Act 2016) requirements, also includes a number of additional disclosures, including a country-by-country disclosure of revenues, profits, average employee numbers and taxes for all jurisdictions where more than $5 million tax was paid. This disclosure is included as a way of demonstrating that our tax footprint (ie where we pay taxes) is consistent with our business footprint. An updated version of the tax strategy, including 2021 data, will be available on the Group’s website before 31 May 2022.

Loss from discontinued operations – Jackson

On 13 September 2021 Prudential completed the demerger of its US operations (Jackson) from the Group. Accordingly Jackson has been presented as discontinued within these financial statements.

The total loss from discontinued operations after tax was $(5,027) million (2020: $(283) million), as included in the IFRS profit table above. This comprises the following amounts:

	2021 $m	2020 $m	2019 $m
Profit (loss) before tax	2,317	(760)	(732)
Tax (charge) credit	(363)	477	347
Profit (loss) after tax	1,954	(283)	(385)
Re-measurement to fair value on demerger	(8,259)	—	—
Cumulative valuation movements on available-for-sale debt securities, net of related tax and change in DAC, and net investment hedges recycled from other comprehensive income	1,278	—	—
Loss for the period	(5,027)	(283)	(385)
Loss for the period attributable to shareholders	(4,234)	(340)	(385)

Jackson’s profit before tax included in the Group’s full-year 2021 results of $2,317 million reflects the eight and a half month period to 13 September 2021, at which point it was demerged and ceased to be part of the Prudential Group. Jackson’s loss before tax for the prior year of $(760) million reflects the 12 months to 31 December 2020 and was calculated after including a $804 million one-off pre-tax gain that arose as a result of reinsuring substantially all of Jackson’s in-force portfolio of US fixed and fixed index annuities to Athene Life Re Ltd. The key driver of the increase in IFRS profit in the current period was the impact of market interest rates on the value of Jackson’s product guarantees. In 2020, falling interest rates, with yields on US treasuries falling by almost one percentage point over the year, and steeply rising equity markets, led to $(4,262) million of losses which were classified as short-term investment fluctuations. Short-term investment fluctuations in the current year up to the demerger reflect gains from the impact of increases in interest rates on the value of Jackson’s product guarantees, offset by derivative losses from higher equity volatility and rising equity markets, resulting in a more muted overall short-term investment fluctuation gain of $15 million for 2021. Excluding the impact of these market movements, Jackson’s underlying performance in the period benefited from higher fee income from variable annuity products, reflecting increases in separate account balances.

The effective tax rate on Jackson’s profit before tax was 16 per cent (2020: 63 per cent). The 2021 effective tax rate is a more typical rate in contrast to 2020 where the rate reflected the mathematical combination of a tax charge on adjusted operating profit and a much higher tax credit on non-operating losses.

In accordance with IFRS requirements, immediately prior to demerger, Jackson was written down to its fair value as at the demerger date of $2,506 million. Applying this fair value has resulted in a loss on re-measurement after tax of $(8,259) million.

As a result of the demerger of Jackson, accumulated balances of $1,278 million previously recognised through other comprehensive income, largely relating to financial instruments held by Jackson classified as available for sale, have been recycled from other comprehensive income to the income statement. This gain is matched by an equal and opposite recycling movement in other comprehensive income, with no net impact on shareholders’ equity.

On 13 September 2021, the Group distributed shares in Jackson Financial Inc. representing a 69.2 per cent economic interest, to the Group’s shareholders as a dividend in-specie with a value of $(1,735) million. Immediately following the demerger, the Group retained a 19.7 per cent economic interest in Jackson Financial Inc. which was recognised as a financial investment, measured at fair value. On 13 December 2021, Jackson announced, as part of its previously disclosed $300 million share repurchase programme, the repurchase of 2,242,516 shares of its Class A common stock from Prudential. With this repurchase activity, Prudential’s remaining economic interest in Jackson was 18.4 per cent as of 31 December 2021 (18.5 per cent voting interest).

2020 compared with 2019

Loss after tax from discontinued US operations decreased by $102 million to $(283) million from a loss of $(385) million in 2019, driven by an increase in loss before tax of $(28) million being more than offset by an increase in tax credit of $130 million. The increase in the loss before tax in 2020 was primarily driven by a decrease in adjusted operating profit, reflecting the impact of DAC adjustment effects alongside the expected reduction in spread related earnings following the reinsurance contract with Athene in June 2020, and a negative movement in short-term fluctuations in investment returns, arising from the steep rise in equity markets that led to equity derivative losses taken out as part of Jackson’s hedging programme, offset by a gain arising from the Athene reinsurance transaction. The effective shareholder tax rate on losses from US operations was 63 per cent in 2020 compared with 47 per cent in 2019, driven by tax credits on one-off deferred tax movements in 2020 and the carry back of losses under the CARES Act.

Loss from discontinued operations in 2019 – M&G

In the period in 2019 prior to demerger of M&G plc in November 2019, $1,319 million IFRS profit after tax was recognised from the discontinued M&G plc business. On distribution to shareholders as a dividend in specie, the net assets of the business were remeasured to the market value of M&G plc on listing, resulting in a gain of $188 million recognised within the loss from discontinued operations for the year. As a result of representing the historical results of M&G plc in US dollars (as opposed to sterling), a loss of $(2,668) million was recognised at the date of demerger representing cumulative foreign exchange differences held in the currency translation reserve. This arose from the fall in the sterling/US dollar exchange rate over the period since the currency translation reserve was established in 2004. This was matched by an equal and opposite gain in other comprehensive income resulting in no overall impact on shareholders’ funds. Reflecting the above, the total loss from discontinued operations after tax was $(1,161) million.

Shareholders’ equity

Group IFRS shareholders' equity
	2021 $m		2020 AER $m
Adjusted operating profit after tax attributable to shareholders from continuing operations	2,668		2,250

Profit from continuing operations for the period	2,214		2,468
Less non-controlling interest from continuing operations	(22)		(10)
Profit after tax for the period attributable to shareholders from continuing operations	2,192		2,458
Net decrease in shareholders’ equity from discontinued operations (see note D1.2 in the IFRS financial statements)	(6,283)		(418)
Demerger dividend in-specie of Jackson	(1,735)		—
Exchange movements, net of related tax	(165)		239
Other external dividends	(421)		(814)
Issue of equity shares	2,382		13
Other (including revaluation of Jackson residual interest since demerger)	240		(77)
Net (decrease) increase in shareholders’ equity	(3,790)		1,401
Shareholders’ equity at beginning of the period	20,878		19,477
Shareholders’ equity at end of the period	17,088		20,878
Shareholders' value per share[7]	622	¢	800	¢

Group IFRS shareholders’ equity decreased from $20.9 billion at the start of 2021 to $17.1 billion4 at 31 December 2021. This fall was driven by an $(8.0) billion decrease in equity as a result of the demerger of Jackson. Excluding this amount, shareholders’ equity increased by $4.2 billion reflecting a successful issuance of new share capital on the Hong Kong stock exchange in October 2021 and profits generated in 2021 by the continuing business, offset by dividend payments of $(0.4) billion and adverse exchange movements of $(0.2) billion.

New business performance

The Group reports annual premium equivalent (APE) as a measure of new business sales, which is a key metric for the Group’s management of the development and growth of the business. Therefore, the Group sees this as a measure that is relevant for both its insurance subsidiaries and its insurance joint ventures and associate. APE is calculated as the aggregate of regular premiums and one-tenth of single premiums on new business written during the year for all insurance products, including premiums for contracts designated as investment contracts under IFRS 4. APE differs from the IFRS measure of gross premiums earned. A reconciliation of APE new business sales to IFRS gross premiums earned is provided in note II(viii) of the section headed Additional Unaudited Financial Information.

	AER			CER*		AER	CER†
	2021 $m	2020 $m	Change %	2020 $m	Change %	2019 $m	2019 $m
CPL	776	582	33	623	25	590	590
Hong Kong	550	758	(27)	757	(27)	2,016	2,037
Indonesia	252	267	(6)	271	(7)	390	379
Malaysia	461	346	33	351	31	355	349
Singapore	743	610	22	626	19	660	653
Growth markets and other	1,412	1,245	13	1,262	12	1,232	1,234
Total	4,194	3,808	10	3,890	8	5,243	5,242

*	For 2020, the CER results were calculated using the 2021 average exchange rates.
†	For 2019, the CER results were calculated using the 2020 average exchange rates.

APE sales increased by 8 per cent3 to $4,194 million that includes the Group’s proportionate share of contributions from joint ventures and associate. Outside Hong Kong, overall APE sales were 16 per cent3 higher. Detailed discussion of new business performance by segment in 2021 compared with 2020 is presented in the Strategic and operating review section. The comparison of the new business performance in 2020 compared with 2019 is provided below. Unless otherwise stated, the APE discussion is provided on a constant exchange rate basis.

2020 (AER) compared with 2019 (CER)

Life insurance new business APE sales decreased by (27) per cent to $3,808 million. Outside Hong Kong, overall new business APE sales were (5) per cent lower.

Overall, Hong Kong APE sales were (63) per cent below the prior year. This was principally a result of a very sharp reduction in APE sales to Mainland China customers, reflecting the impact of the border closure early in the year and consequent reduction in Mainland Chinese visitors and associated APE sales to these customers. While domestic Hong Kong APE sales were also impacted by Covid-19 related restrictions, new business production improved markedly over the course of the year, with APE sales in Q3 rising 20 per cent over Q2 and Q4 rising 60 per cent over Q3. The strong sequential sales growth was supported by product innovation and ongoing development of our broader digital capabilities. In particular, our increased focus on standalone protection products, with lower case sizes, to meet rising consumer demand saw domestic new sales policy count reach 98 per cent of prior year levels in the fourth quarter.

CPL delivered an encouraging performance despite Covid-19 related disruption. This was supported by the agency force focus on protection products, which accounted for 53 per cent of sales from this channel. CPL benefited materially from its diversified distribution model, particularly the strength in bancassurance which saw strong and accelerating growth of 34 per cent in APE sales throughout the year. Overall APE sales were only (1) per cent lower compared with the prior year and second half APE sales 4 per cent higher than the prior year.

The sales environment in Indonesia remained challenging following a deterioration of Covid-19 infections through the summer, culminating in the re-introduction of the highest-level movement restrictions September 2020. Despite the challenging environment, we achieved strong performance in the Sharia segment with APE sales growing 6 per cent. Meanwhile, the fourth quarter saw the highest overall sales of 2020 (19 per cent higher than APE sales in the first quarter) and was driven by 60 new products launched in 2020, including lower ticket standalone protection products. While this product strategy saw new sales case count rise by 12 per cent at the end of 2020, overall APE sales volumes were (30) per cent below the prior year.

In Malaysia, APE sales were (1) per cent below the prior year, with a decline in the first half sales largely offset by a recovery in the second half of 14 per cent (compared with the second half of the prior year), despite the reintroduction of partial Covid-19 related restrictions in October, driven by strong agency production across our traditional and takaful markets. The Takaful business grew APE sales by 26 per cent compared with 2019.

In Singapore, APE sales fell by (7) per cent reflecting Covid-19 restrictions with declines in the first half of the year partly offset by an increase in the second half of 5 per cent when compared with the second half of the prior year. Strong agency momentum following the relaxation of Covid-19 restrictions saw APE sales in the second half of the year being 63 per cent higher than the level in the first half. Singapore continues to develop products and digital capabilities with the launch in December of 3 bite-sized digital products on Pulse (PRUSafe Dengue, PRUSafe BreastCancer, PRUSafe ProstateCancer) and the onboarding of the PRUCancer360 product on UOB’s Mighty banking app.

We made good initial progress with our investment in distribution in Thailand, where our APE sales were up 16 per cent, reflecting strong growth of 21 per cent in bancassurance channel, with the product mix shift to health and protection which accounted for 25 per cent of APE sales (2019: 16 per cent). Our distribution capability will be further strengthened by our partnership with TMB which commenced on 1 January 2021 and our digital partnership with The1, Thailand’s largest loyalty platform.

Dividend

Reflecting the Group’s capital allocation priorities, a portion of capital generation will be retained for reinvestment in the business, and dividends will be determined primarily based on the Group’s operating capital generation after allowing for the capital strain of writing new business and recurring central costs. Dividends are expected to grow broadly in line with the growth in the Group’s operating free surplus generation net of right-sized central costs, and will be set taking into account financial prospects, investment opportunities and market conditions. Accordingly, the Board has approved a 2021 second interim ordinary cash dividend of 11.86 cents per share (2020: 10.73 cents per share). Combined with the first interim ordinary cash dividend of 5.37 cents per share (2020: 5.37 cents per share), the Group’s total 2021 cash dividend is 17.23 cents per share (2020: 16.10 cents per share), an increase of 7 per cent.

Group capital position

Prudential applies the Insurance (Group Capital) Rules set out in the GWS Framework issued by the Hong Kong IA to determine group regulatory capital requirements (both minimum and prescribed levels). The GWS Framework became effective for Prudential upon designation by the Hong Kong IA on 14 May 2021 and replaced the local capital summation method (LCSM) which was used for determination of the 31 December 2020 Group capital position as agreed with the Hong Kong IA. Under the GWS Framework, all debt instruments (senior and subordinated) issued by Prudential plc at 31 December 2021 are included as GWS eligible group capital resources. This includes debt issued at the date of designation which met the transitional conditions set by the Hong Kong IA and have not since been redeemed and debt issued since the date of designation which met the qualifying conditions as set out in the Insurance (Group Capital) Rules. More information is set out in note I(i) of the Additional unaudited financial information.

In the analysis below we have restated the 31 December 2020 LCSM position to reflect the treatment of debt instruments under the GWS Framework. This has increased eligible capital resources by $1.6 billion compared with the LCSM basis. The 31 December 2020 Group GWS capital results are presented on a Group excluding Jackson basis and are before including the value of the Group’s retained interest in Jackson Financial Inc.

At 31 December 2021 the Prudential Group total company GWS capital surplus of eligible group capital resources over the Group Minimum Capital Requirement (GMCR) was $33.7 billion12, equating to a coverage ratio of 414 per cent (31 December 2020: $24.8 billion4 / 344 per cent). The position at 31 December 2021 includes $0.4 billion in respect of the 18.4 per cent economic interest in Jackson, being 60 per cent of its fair value at that date, as agreed with the HKIA.

The Group holds material participating business in Hong Kong, Singapore and Malaysia. Alongside the total company GWS capital basis, a shareholder GWS capital basis is also presented, being eligible group capital resources over the GMCR excluding the capital resources and minimum capital requirements of these participating funds. At 31 December 2021 the shareholder GWS capital surplus of total eligible group capital resources over the GMCR was $13.2 billion12, equating to a coverage ratio of 454 per cent (31 December 2020: $9.4 billion4 / 370 per cent).

The 31 December 2021 Group GWS capital results do not reflect the redemption of $1,725 million of sub-ordinated debt in January 2022. If this redemption had been completed as at 31 December 2021 the Group shareholder GWS capital surplus over the GMCR would be $11.5 billion, equating to a coverage ratio of 408 per cent.

The Group shareholder GWS capital surplus over the GMCR7 increased by $3.8 billion since 31 December 2020 to $13.2 billion at 31 December 2021 (before allowing for the January 2022 debt redemptions). GWS shareholder in-force operating capital generation in the period was $1.0 billion after allowing for central costs and investment in new business. The impact of non-operating experiences, including market movements, were positive overall and contributed $0.3 billion to surplus. Corporate transactions, including the equity raise and net debt redemptions and recognition of the Jackson residual interest amongst other items, increased shareholder GWS capital surplus over the GMCR by $2.9 billion overall and were offset by payment of $(0.4) billion external dividends in the year. No allowance is made at 31 December 2021 for the 2021 second interim dividend due for payment in May 2022.

The Group’s GWS position is resilient to external macro movements as demonstrated by the sensitivity disclosure contained in note I(i) of the Additional unaudited financial information, alongside further information on the basis of calculation of the GWS measure.

Estimated Group GWS capital position based on Group Minimum Capital Requirement (GMCR)[7]

	31 Dec 2021			31 Dec 2020
Amounts attributable to Prudential plc	Total	Less policyholder	Shareholder	Total	Less policyholder	Shareholder
Eligible group capital resources ($bn)	44.4	(27.5)	16.9	34.9	(22.1)	12.8
Group Minimum Capital Requirement ($bn)	10.7	(7.0)	3.7	10.1	(6.7)	3.4
GWS capital surplus (over GMCR) ($bn)	33.7	(20.5)	13.2	24.8	(15.4)	9.4
GWS coverage ratio (over GMCR) (%)	414%		454%	344%		370%

The recent trend to more risk-based capital regimes being adopted in many of the Group’s markets is continuing and this impacts on the Group’s GWS capital measure, which is underpinned by the local regulatory regimes of the Group’s subsidiaries, joint ventures and associates. In Mainland China C-ROSS II has become effective in the first quarter of 2022, the impact of which is not included in the GWS results above.

Further, in February 2022 Prudential Hong Kong Limited, the Group’s insurance business in Hong Kong, made an application to the HKIA to early-adopt the new risk-based capital regime. The impact is not reflected in the 31 December 2021 GWS capital position shown above and the Group currently expects to include this change in the GWS capital position as at 30 June 2022, which remains subject to HKIA approval. We intend to disclose the impacts of both these regulatory changes within our 2022 half year financial report on Form 6-K as they become effective.

Financing and liquidity

On 4 October 2021, Prudential plc completed the issuance of new share capital on the Hong Kong Stock Exchange, resulting in net proceeds and an increase in shareholders’ equity of $2,374 million. The proceeds of this equity issue have been used to enhance Prudential’s financial flexibility in light of the breadth of opportunities to invest for growth. Specifically, the proceeds have been utilised to redeem high coupon debt instruments of $1,250 million in December 2021 and $1,000 million in January 2022, with the remaining proceeds contributing to Prudential’s central stock of capital and liquidity. This use of proceeds is consistent with the intended use of proceeds previously disclosed in Prudential’s prospectus for this equity raise.

In November, 2021 the Group issued a $1,000 million 2.95 per cent debt instrument, the proceeds of which have been utilised in part to redeem a $725 million 4.375 per cent debt instrument in January 2022.

At 31 December 2021, the Group’s net gearing ratio as defined in the table below was 13 per cent, reflecting the issue of share capital in October 2021, the issue of debt in November 2021 and redemption of debt in December 2021 but excluding the redemptions completed in January 2022. The Group manages its leverage on a Moody’s total leverage basis, which differs from the above by taking into account gross debt, including commercial paper, and also allows for a proportion of the surplus within the Group’s with-profits funds. We estimate the Moody’s total leverage at 31 December to be 26 per cent and if the further debt redemptions of $1,725 million in January 2022 had been completed as at 31 December 2021, we estimate that this figure would have been 21 per cent.

Prudential is targeting a Moody’s total leverage ratio of around 20 to 25 per cent over the medium term. Prudential may operate outside this range temporarily to take advantage of growth opportunities with attractive risk-adjusted returns as they arise, while still preserving its strong credit ratings.

Prudential seeks to maintain its financial strength rating with applicable credit rating agencies which derives, in part, from its high level of financial flexibility to issue debt and equity instruments, which is intended to be maintained and enhanced in the future.

Net core structural borrowings of shareholder-financed businesses

	31 Dec 2021 $m	31 Dec 2020 $m
Borrowings of shareholder-financed businesses from continuing operations	6,127	6,383
Discontinued operations – Jackson Surplus Notes	—	250
Total borrowings of shareholder-financed businesses	6,127	6,633
Less: holding company cash and short-term investments	(3,572)	(1,463)
Net core structural borrowings of shareholder-financed businesses	2,555	5,170
Net gearing ratio*	13%	28%

*

Net core structural borrowings from continuing operations as proportion of IFRS shareholders’ equity from continuing operations plus net core structural borrowings from continuing operations, as set out in note II of the Additional unaudited financial information.

The total borrowings of the shareholder-financed businesses from continuing operations were $6.1 billion at 31 December 2021 (31 December 2020: $6.4 billion4). The Group had central cash resources of $3.6 billion at 31 December 2021 (31 December 2020: $1.5 billion4), resulting in net core structural borrowings of the shareholder-financed businesses of $2.6 billion at end of December 2021 (31 December 2020: $4.9 billion for continuing operations4). We have not breached any of the requirements of our core structural borrowings nor modified any of their terms during 2021. Net core structural borrowings include a $350 million bank loan which the Group is currently considering refinancing.

In addition to its net core structural borrowings of shareholder-financed businesses set out above, the Group is able to access funding via the medium-term note programme, the US shelf programme (the platform for issuance of SEC registered bonds in the US market), a commercial paper programme and committed revolving credit facilities. All of these are available for general corporate purposes. Proceeds from the Group’s commercial paper programme are not included in the holding company cash and short-term investment balance.

Prudential plc has maintained a consistent presence as an issuer in the commercial paper market for the past decade and had $500 million in issue at 31 December 2021 (31 December 2020: $501 million4).

As at 31 December 2021, the Group had a total of $2.6 billion of undrawn committed facilities, expiring in 2026. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 31 December 2021.

Cash remittances

Holding company cash flow13

	2021 $m	2020 AER $m	Change %
From continuing operations
Insurance and asset management business	1,451	877	65
Other operations	—	55	(100)
Net cash remitted by businesses	1,451	932	56
Net interest paid	(314)	(294)	(7)
Tax received	—	94	(100)
Corporate activities[14]	(322)	(432)	25
Centrally funded recurring bancassurance fees[15]	(176)	(220)	20
Total central outflows	(812)	(852)	5
Holding company cash flow before dividends and other movements	639	80
Dividends paid	(421)	(814)
Operating holding company cash flow after dividends but before other movements	218	(734)
Issuance and redemption of debt for continuing operations	(255)	983
Hong Kong public offer and international placing	2,374	—
Other corporate activities relating to continuing operations[15]	(199)	(954)
UK and Europe demerger costs	—	(17)
US demerger costs	(30)	(20)
Total other movements	1,890	(8)
Total holding company cash flow	2,108	(742)
Cash and short-term investments at the beginning of the year	1,463	2,207
Foreign exchange and other movements	1	(2)
Cash and short-term investments at the end of the year	3,572	1,463

Remittances from our continuing Asia and Africa businesses were $1,451 million (2020: $877 million).

From 2021, to align more closely to our ‘one head office, two locations’ operating model, the Group has revised its presentation of business unit remittances so that the costs of the head office functions in Hong Kong are no longer deducted from the ‘net cash remitted by business units’. All head office costs are now presented together within the central outflows section of the holding company cash flow. Accordingly, the 2020 comparatives have been re-presented from those previously published to reflect the change.

Cash remittances for 2021 were used to meet central outflows of $(812) million (2020: $(852) million4) and to pay dividends of $(421) million. Central outflows include corporate activities of $(322) million (2020: $(432) million4), centrally funded recurring bancassurance fees of $(176) million (2020: $(220) million4), and net interest paid of $(314) million (2020: $(294) million4).

On 4 October 2021, Prudential plc completed the issuance of new share capital with proceeds of $2,374 million, as described in the financing and liquidity section above.

Other corporate activities relating to continuing operations of $(199) million (2020: $(954) million4) include central contributions to the funding of Asia and Africa strategic growth initiatives, principally non-recurring payments for bancassurance distribution agreements including UOB and MSB banks. In 2020, this also included one-off payments relating to the establishment of our strategic bancassurance partnership with TMBThanachart Bank in Thailand. Other corporate activities also include sale proceeds of $83 million received in December 2021, following Jackson’s announcement, as part of its previously disclosed $300 million share repurchase programme, of the repurchase of 2,242,516 shares of its Class A common stock from Prudential as discussed in the Jackson section above. Further information is contained in note I(vi) of the Additional unaudited financial information.

Cash and short-term investments totalled $3.6 billion at 31 December 2021 (31 December 2020: $1.5 billion4). The debt redemption and refinancing programme, that completed on 20 January 2022, utilised cash of $1,725 million.

The Group will continue to seek to manage its financial condition such that it has sufficient resources available to provide a buffer to support the retained businesses in stress scenarios and to provide liquidity to service central outflows.

Investments

The overall financial strength of Prudential and the results, both current and future, of the insurance business are in part dependent upon the quality and performance of the various investment portfolios.

Prudential’s total investments

Prudential’s total investments, net of derivative liabilities, at 31 December 2021 were $168,255 million (31 December 2020: $155,170 million), of which $22,463 million (31 December 2020: $29,693 million) were held to cover linked liabilities related to unit-linked products in collective investment schemes.

Further analysis on financial investments and fair value measurement is included in notes C1 and C2 to Prudential’s consolidated financial statements, in accordance with IFRS 7 ‘Financial Instruments: Disclosures’.

Prudential’s insurance investment strategy and objectives

Prudential’s insurance investments support a range of businesses operating in many geographic areas. Each of the operations formulates a strategy based on the nature of its underlying liabilities, its level of capital and its local regulatory requirements.

Internal funds under management

Prudential manages a significant portion of its group funds principally through its fund management business, Eastspring Investments. The remaining Group’s funds mainly relate to assets held to back unit-linked liabilities.

In each of the operations, local management analyses the liabilities and determines asset allocation, benchmarks and permitted deviations from these benchmarks appropriate for its operation. These benchmarks and permitted deviations are agreed with internal fund managers, who are responsible for implementing the specific investment strategy through their local fund management operations.

Investments strategy and objectives

Prudential’s insurance business’s investments, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated investment funds, are largely held by Prudential’s Singapore and Hong Kong operations.

Our exposure to interest rate risk arises from the guarantees of some non-unit-linked investment savings products, including the Hong Kong with-profits and non-profit business. This exposure exists because of the potential for an asset and liability mismatch where long-dated liabilities and guarantees are backed by short-dated assets, which cannot be eliminated but is monitored and managed through local risk and asset liability management committees against risk appetite aligned with the Group’s limit framework. A large proportion of the Hong Kong liabilities are denominated in USD and Prudential holds USD assets to back these liabilities.

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

The liquidity requirements of Prudential’s life insurance businesses are regularly monitored to match anticipated cash inflows with cash requirements. Cash needs are forecast and projected sources and uses of funds, as well as the asset, liability, investment and cash flow assumptions underlying these projections, are reviewed periodically. Adjustments are made periodically to the investment policies with respect to, among other things, the maturity and risk characteristics of the investment assets to reflect changes in the business cash needs and the changing competitive and economic environment.

The liquidity sources for Prudential’s life insurance businesses comprise premiums, deposits and charges on policies, proceeds from the sale and maturity of investments, borrowings and capital contributions from the parent company. The liquidity requirements comprise benefits and claims, operating expenses, interest on debt and purchases of investments.

The nature of insurance means that the life businesses, in a normal economic cycle, have access to sufficient liquidity to meet their obligations when due. Prudential plc therefore focuses the Group’s liquidity considerations on the liquidity by its central companies and its ability to fund growth, meet the capital needs of the operating business and meeting its own financing and expense costs. This liquidity comprises the cash and short-term investments held by the specified companies as well as bank facilities available to it which are not recorded on the balance sheet. Further information on the parent’s financing and liquidity is outlined in “Explanation of Performance and Other Financial Measures” above.

The parent company, including the central finance subsidiaries, held cash and short-term investments $3,572 million as at 31 December 2021 (2020: $1,463 million). The sources of cash included dividends, loans and cash remittances received by Prudential from its principal operating subsidiaries, joint ventures and associates as well as debt and equity issuances. Amounts are distributed to the parent company after considering capital requirements. Further information on local statutory capital requirements, capital requirements and sources are located in note C10 to the consolidated financial statements.

The amount of dividends paid by Prudential’s main operations is determined after considering the development, growth and investment requirements of the operating businesses and subject to the applicable legal and regulatory restrictions. Further information on cash remittances to the Group and other sources of funding accessible to the Group is detailed in the ‘Explanation of Performance and Other Financial Measures’ section.

The contractual maturities of the financial liabilities of the Group recognised on the consolidated balance sheet as at 31 December 2021, including lease liabilities, are provided in note C2.3 to the consolidated financial statements.

Information on the Group’s purchase obligations, which comprise the unfunded commitments relating to investment funds and not recognised on the consolidated balance sheet, is provided in note D5 to the consolidated financial statements.

Notes

1	Based on full-year 2021 exchange rates.
2

‘Adjusted operating profit’ refers to adjusted IFRS operating profit based on longer-term investment returns from continuing operations. This alternative performance measure is reconciled to IFRS profit for the period in note B1.1 of the IFRS financial statements.

3	On a constant exchange rate basis.
4	On an actual exchange rate basis.
5

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

6

Full year 2021 total funds under management, including external funds under management, money market funds, funds managed on behalf of M&G plc and internal funds under management, reported based on the country where the funds are managed.

7

GWS coverage ratio of capital resources over Group minimum capital requirement attributable to shareholder business. Shareholder business excludes the capital resources and minimum capital requirement of participating business in Hong Kong, Singapore and Malaysia. Under the GWS Framework, all debt instruments (senior and subordinated) issued by Prudential plc at 31 December 2021 are included as GWS eligible group capital resources.

8

For Growth markets and other, adjusted operating profit includes other items of $217 million (2020: $119 million) which primarily comprises of taxes for life joint ventures and associates and other non-recurring items.

9	For discussion on the basis of preparation of the sources of earnings in the table see note I(ii) of the Additional unaudited financial information.
10	Excludes Money Market Funds.
11	See note II of the Additional unaudited financial information for definition and reconciliation to IFRS balances.
12	Before allowing for the 2021 second cash interim ordinary dividend.
13

Net cash amounts remitted by businesses are included in the holding company cash flow. This comprises dividends and other transfers from businesses that are reflective of earnings and capital generation.

14	Including IFRS 17 implementation and restructuring costs paid in the period.
15

Other movements include non-recurring payments for bancassurance arrangements including those with UOB, TMB and MSB banks. Central payments for existing bancassurance distribution agreements are within the central outflows section of the holding company cash flow, reflecting the recurring nature of these amounts.

RISK REVIEW

Enabling decisions to be taken with confidence

Prudential’s Group Risk Framework and risk appetite have allowed the business to control its risk exposure throughout 2021. Its governance, processes and controls enable the Group to deal with uncertainty effectively, which is critical to the achievement of its strategy of capturing long-term structural opportunities and helping customers achieve their long-term financial goals. This section explains the main risks inherent in the business and how Prudential manages those risks, with the aim of ensuring an appropriate risk profile is maintained.

1.	Introduction

The Group

2021 was a year in which the pace of transformative change continued, both for the Prudential Group and the operating environments in which it operates. In May, the Group-wide Supervision (GWS) Framework became effective for the Group following designation by the Hong Kong Insurance Authority (IA), subject to agreed transitional arrangements. The demerger of the Jackson business completed in September, reshaping the Group into an Asia and Africa-focused business. The subsequent equity raise in October enhanced Prudential’s financial flexibility in light of the breadth of opportunities to invest for growth. The Group Risk, Compliance and Security (RCS) function provided risk opinions, guidance and assurance on these critical activities to enable strategic decisions to be taken with confidence, while retaining its focus on overseeing the risks of ongoing business, providing risk management and compliance advice, together with objective challenge on the execution of the strategic objectives. The core objective of the RCS function continued to be that the Group remained within its risk appetite. During the year, the RCS function continued to take steps to consolidate its position as a group-wide function, effectively leveraging the Group’s risk management and compliance experience in more mature markets and applying it in a nimble way to its emerging markets, appropriate to their unique risks, opportunities, customer needs and customs.

With supply chain issues likely to continue to impact the world economy, the risks of persistent higher inflation remain firmly on the agenda. Strategic competition between the US and China is driving further decoupling of areas of their economies as both look to protect national interests. These objectives are increasingly being implemented through new laws and regulations protecting domestic data, technology and financial services. This dynamic increases the strategic, operational, regulatory and reputational risks for businesses operating within and across their spheres of influence. In China, the government’s application of its domestic policy aims has continued against the backdrop of a weakening real estate sector. The cycle of peaks and troughs of Covid-19 infection levels and associated restrictions experienced by the Group’s markets will undoubtedly take a toll on its customers and its people. Prudential continues to focus on delivering accessible and socially inclusive propositions, the fair treatment of its policyholders and all its customers, and the well-being of its employees in a sustainable way. The RCS function will continue to apply the holistic and coordinated approach to support the Group in managing these increasingly dynamic, multi-faceted and often inter-connected risks facing its business.

The world economy

The world economy remains in recovery following the significant loss of output in 2020. Global growth in 2022 is anticipated to remain above average historical trends although this is expected to slow and remains subject to developments in the pandemic. The pattern of recovery has not been the same across economies. Developed economies have received significant support from unprecedented fiscal stimulus and accommodative monetary policy aimed at maintaining consumption levels, while in emerging economies this support has been more muted and the focus has been on maintaining production levels. As fiscal stimulus is withdrawn and many economies transition to a strategy of treating Covid-19 as endemic, domestic demand is expected to shift from goods towards services in developed economies, reducing pressure on supply chains and inflation on imports. Monetary policy is also expected to become less accommodative, in particular in the US where the Federal Reserve has started to reduce asset purchases and is expected to raise its federal funds rate to address inflation concerns, which are no longer considered transitory. Developments in the labour market are expected to influence the pace and magnitude of monetary policy tightening.

In Asia, economic reopening has lagged the West, with prolonged restrictions on movement and relatively slow vaccine rollouts, although growth has also rebounded as a consequence of steady manufacturing activity in the region. A resumption of tourism activities and the consumption of other services would support growth, but the emergence of new Covid-19 variants are a continuing challenge. Another key risk for the region is a property-led slowdown in China, which has the potential to be a drag on economic activity more broadly in the country and the region. The outlook remains highly dependent on the nature of the government response to stabilise demand in the sector. Inflationary pressures in most Asian economies have largely been contained and an abrupt tightening in monetary policy is considered unlikely. However, tightening US monetary policy, combined with any resulting further strengthening of the US dollar, may lead to adverse external financing conditions for emerging economies within the region. In Africa, while countries with more diversified economies and stronger pre-pandemic fundamentals such as Kenya, Ghana and Côte d’Ivoire are expected to perform better, the region as a whole faces significant headwinds. With low vaccination rates, Africa remains highly vulnerable to the health and economic impacts of new Covid-19 infection waves and emerging and new variants. Inflation levels in the region are expected to ease slightly in 2022 but are likely to remain elevated, leaving central banks facing difficult monetary policy choices and governments with limited fiscal space in which to manoeuvre.

Financial markets

Against a backdrop of the current, emerging and future Covid-19 variants, financial markets in 2021 reflected economic trends. Equity assets continued their rally although with short episodes of volatility, and developed markets closed the year at near all-time highs. Market movements were influenced by a number of factors during the course of the year, including the broad reflation following vaccine rollouts, fiscal stimulus, supply chain issues, increases in global inflation rates, fears of stagflation and the US Federal Reserve’s tapering timeline. Comparatively, emerging markets underperformed, particularly in Q3 due to growth and regulatory concerns in China, which significantly impacted the property sector and resulted in tightened credit conditions. Interest rates were dominated by market expectations for central bank policy responses, while credit spreads in investment grade markets remained relatively muted and continued to tighten, supported by the reopening of economies over the course of the year. The Russia-Ukraine conflict, which was preceded by a period of rising tensions over Q4 2021, has contributed to large market movements and increases in energy prices in Q1 2022, the full extent of which remains uncertain.

Increasing inflationary pressure in the US, the expected tightening in financial conditions driven by reduced asset purchases and the anticipated increase in federal fund rates may drive funding costs higher, with implications for global markets. This will increase risks for highly leveraged companies and countries, including those in Asia. Interest rate hikes are expected to support the US dollar while introducing currency depreciation risk for emerging markets. Emerging markets also remain susceptible to a reversal in capital flows, although they may be more resilient to this than in the past, given healthy current account balances, the fact that currencies remain relatively cheap by historical standards and that central banks in the region have pursued relatively conservative monetary policy compared to developed markets in 2021.

Geopolitical landscape

Governmental strategies in managing Covid-19 have reflected how they have balanced the impacts to people’s health and lives with their individual rights and liberties and the need for economic growth. The way this balance tilts remains a potential source of division both within and between nations, with governments mindful of the risk of falling behind global levels of economic recovery. The experience of the pandemic and the civil unrest seen in recent times has shown that the stability of governments and the resilience of businesses will continue to be tested. The Group has well-established local and global plans to mitigate the business risks from disruption. These have operated well during the pandemic and local outbreaks of unrest in certain markets, and the Group’s operational resilience will continue to be critically evaluated and enhanced.

The relationship between the US and China continues to be a key driver of the level of global geopolitical tension, exerting pressure on national policymakers in other countries, including the South-east Asia markets in which the Group operates. As 2021 progressed, with the US and China turning their attention to more domestic matters, diplomatic escalations between the two countries eased albeit against a backdrop of increasing strategic competition. Over Q4 2021 and into 2022, tensions between western powers and Russia have escalated into conflict in Ukraine, following years of hostilities along the Ukraine-Russia border. The conflict is likely to have broad implications for geopolitical relations, which remain to be seen, and may drive the bifurcation of global trade, financial systems and standards.

Domestically, the China government has continued to pursue its policy aims with regulatory tightening and actions that have been multi-faceted and ranging across industries including technology, real estate, education and entertainment, and have extended to data usage and the provision of online medical and insurance services and products. Where these actions have implications for interactions with the global environment there may be geopolitical effects which require assessment. The broader long-term impact on business sentiment, and linked economies such as Hong Kong, remains to be seen. Legislative or regulatory changes that adversely impact Hong Kong’s economy or its international trading and economic relationships, as a key market which also hosts Group head office functions, could have an adverse impact on sales and distribution and the operations of the Prudential Group. Meanwhile, the emergence of the Omicron coronavirus variant and the China and Hong Kong governments’ continued application of a ‘zero-Covid-19’ policy has increased uncertainty on the timing of border relaxation between the two territories.

Regulations

Prudential operates in highly regulated markets, and as the nature and focus of regulation and laws evolve, the complexity of regulatory (including sanctions) compliance continues to increase and represents a challenge for international businesses. Key regulatory compliance risks for the financial services industry include those related to customer-facing conduct, financial crime and sanctions compliance, information security and data privacy and residency, and those associated with third-party management. Prudential’s portfolio of transformation programmes, which include the expansion of the Group’s digital capabilities and improvement of business efficiencies through operating model changes, have the potential to introduce new, or increase existing, regulatory risks and supervisory interest, while increasing the complexity of ensuring concurrent regulatory compliance across markets driven by increasing intra-Group connectivity and dependencies. National and international regulatory developments continue to progress, with a continuing focus on solvency and capital standards, sustainability, technology and data, conduct of business, systemic risk regulation, corporate governance and senior management accountability, and macro prudential policy. Some of these changes will have a significant impact on the way that the Group operates, conducts business and manages its risks. Regulatory developments are monitored at a national and global level and form part of Prudential’s engagement with government policy teams and regulators.

The increase in global strategic competition may provide an impetus to the fragmentation or increased regionalisation of trade, investment and standards, increasing the strategic and regulatory risks for businesses, in particular with laws and regulations with extra-territorial application. For internationally active groups such as Prudential, operating across multiple jurisdictions increases the complexity of legal and regulatory compliance. Compliance with the Group’s legal or regulatory obligations (including in respect of international sanctions), in one jurisdiction may conflict with the law or policy objectives of another jurisdiction, or may be seen as supporting the law or policy objectives of that jurisdiction over another, creating additional legal, regulatory compliance and reputational risks. These risks may be increased where the scope of regulatory requirements and obligations are uncertain, and where specific cases applicable to the Prudential Group are complex. The Group has in place risk tolerance frameworks to deal with complex and conflicting risk trade-offs to guide executive decisions. In China, the swiftness with which some of the recent regulatory changes and interventions have been applied has the potential to increase uncertainty and the strategic and regulatory risks for businesses operating in China or those which deal with Chinese companies.

The Hong Kong IA’s GWS Framework became effective for Prudential following designation by the Hong Kong IA on 14 May 2021. The Group remains compliant with the Framework, subject to agreed transitional arrangements, and will continue to engage constructively with the Hong Kong IA as its Group-wide supervisor as it ensures ongoing sustainable compliance.

Societal developments

Societal changes, including those driven by the Covid-19 pandemic and anticipated as part of the transition to a lower carbon economy, can have broad, complex and long-term effects, with the potential to exacerbate structural inequalities within and across countries. Such transitions can compel organisations to re-evaluate how best to serve their customers and the societies in which they operate. A key development of the pandemic has been the acceleration of digitalisation across businesses and their supply chains, with an accompanying increase in the importance of maintaining resilience against cyber incidents and security threats, such as ransomware attacks. The Covid-19 pandemic also provided a prompt for businesses and employees to re-evaluate traditional working practices and has accelerated certain thematic trends around increased flexibility, inclusivity and psychological safety in the workplace to enable employees to openly contribute and challenge.

Prudential’s increasing use of digital services, technologies and distribution methods, increased adoption of its Pulse platform and the implementation of virtual face-to-face sales of select ranges of products in many of its markets during the pandemic have broad implications for Prudential and its conduct of business. These developments support the delivery of the Group’s aim to increase the accessibility and inclusiveness of its products and services, but also increase technology, data security or misuse and regulatory risks. Prudential, as a responsible employer, is increasing opportunities for employees to voice their views and responding to feedback with initiatives centred on flexible and new ways of working and on how it incentivises and upskills its workforce. The Group continues to monitor emerging social trends, including those linked to environmental change, and their potential impact on its wide range of stakeholders and how its products and services meet the needs of affected societies. Its risk management framework continues to evolve in order to manage the changing nature of these wide-ranging risks including activities to promote a transparent culture, actively encouraging open discussion and learning from mistakes.

2.Risk governance

aSystem of governance

Prudential has in place a system of governance that embeds a clear ownership of risk, together with risk policies and standards to enable risks to be identified, measured and assessed, managed and controlled, monitored and reported. The Group Risk Framework, owned by the Board, details Prudential’s risk governance, risk management processes and risk appetite. The Group’s risk governance arrangements are based on the ‘three lines’ model. The ‘first line’ is responsible for taking and managing risk, while the ‘second line’ provides additional challenge, expertise, oversight, and scrutiny. The role of the ‘third line’, assumed by the independent Group-wide Internal Audit function, is to provide objective assurance on the design, effectiveness and implementation of the overall system of internal control. The Group-wide Risk, Compliance and Security (RCS) function reviews, assesses, oversees and reports on the Group’s aggregate risk exposure and solvency position from an economic, regulatory and ratings perspectives.

During 2021, the Group continued to review and update its policies and processes for alignment with the requirements of the Hong Kong IA’s GWS Framework, which became effective for the Group on 14 May 2021. The Group has also focused on embedding climate-change as a cross-cutting risk within the Group Risk Framework and development and embedding of its Group-wide customer conduct risk framework and policy; its third-party and outsourcing policy; its data policy and enhancements to its operational resilience.

bGroup Risk Framework

i.Risk governance and culture

Prudential’s risk governance comprises the Board organisational structures, reporting relationships, delegation of authority, roles and responsibilities, and risk policies that have been established to make decisions and control activities on risk-related matters. The risk governance structure is led by the Group Risk Committee, supported by independent Non-executive Directors on risk committees of the Group’s main subsidiaries. The Group Risk Committee approves changes to the Group Risk Framework and the core risk policies that support it. The Group Risk Committee has direct lines of communication, reporting and oversight of the risk committees of the Group’s major businesses. As its adoption across Asia and Africa increases, the application of the Group’s governance framework and policies to the Pulse business has been increased. The Pulse Audit & Risk Committee for Pulse Ecosystems Limited, the holding company for Pulse, was formed and met for the first time in H1 2021.

Risk culture is a strategic priority of the Board, which recognises its importance in the way that the Group does business. A Group-wide culture framework is currently being implemented to unify the Group towards its shared purpose of helping people get the most out of life. At the start of the year, the Board established the Responsibility & Sustainability Working Group to support its responsibilities in relation to implementation of the culture framework, as well as embedding the Group’s ESG strategic framework, and progress on diversity and inclusion initiatives. The culture framework includes principles and values that define how the Group expects business to be conducted in order to achieve its strategic objectives, inform expectations of leadership and support the resilience and sustainability of the Group. The components of the culture framework support sound risk management practices by requiring a focus on longer-term goals and sustainability, the avoidance of excessive risk taking and highlighting acceptable and unacceptable behaviours. This is supported through inclusion of risk and sustainability considerations in performance management for key individuals; the building of appropriate skills and capabilities in risk management; and by ensuring that employees understand and care about their role in managing risk through open discussions. The Group Risk Committee has a key role in providing advice to the Remuneration Committee on risk management considerations to be applied in respect of executive remuneration.

Prudential’s Group Code of Business Conduct and Group Governance Manual, supported by risk-related policies, include guiding principles on the day-to-day conduct of all its people and any organisations acting on its behalf. Supporting policies include those related to financial crime, covering anti-money laundering, sanctions, anti-bribery and corruption and conduct. The Group’s third-party and outsourcing policy requires that human rights and modern slavery considerations are embedded across all of its supplier and supply chain arrangements. Procedures to allow individuals to speak out safely and anonymously against unethical behaviour and conduct are also in place.

ii.The risk management cycle

Risk identification

The Group Own Risk and Solvency Assessment (ORSA) is the ongoing process of identifying, measuring and assessing, managing and controlling, monitoring and reporting the risks to which the business is exposed. It includes an assessment of capital adequacy to ensure that the Group’s solvency needs are met at all times. Stress and scenario testing, which includes reverse stress testing requiring the Group to ascertain the point of business model failure, is another tool that helps to identify the key risks and scenarios that may have a material impact on the Group. The risk profile assessment is a key output from the risk identification and risk measurement processes and is used as a basis for setting Group-wide limits, management information, assessment of solvency needs, and determining appropriate stress and scenario testing. The Group’s annual set of principal risks are given enhanced management and reporting focus.

Risk measurement and assessment

All identified risks are assessed based on an appropriate methodology for that risk. Quantifiable risks, which are material and mitigated by holding capital, are modelled in the Group’s internal model, which is used to determine the Group Internal Economic Capital Assessment (GIECA) and is subject to independent validation and processes and controls around model changes and limitations.

Risk management and control

The Group’s control procedures and systems focus on aligning the levels of risk-taking with the Group’s strategy and can only provide reasonable, and not absolute, assurance against material misstatement or loss. The Group’s risk policies define the Group’s appetite to material risks and set out the risk management and control requirements to limit exposure to these risks, see below. These policies also set out the processes to enable the measurement and management of these risks in a consistent and coherent way, including the flows of management information required. The methods and risk management tools employed to mitigate each of its major categories of risks are detailed in section 4 below.

Risk monitoring and reporting

The Group’s principal risks inform the management information received by the Group Risk Committee and the Board, which also includes key exposures against appetite and developments in the Group’s principal and emerging risks.

iii.Risk appetite, limits and triggers

The Group recognises the interests of its broad spectrum of stakeholders (including customers, investors, employees, communities and key business partners) and that a managed acceptance of risk lies at the heart of the business. The Group seeks to generate stakeholder value by selectively taking exposure to risks, reduced to the extent it is cost-effective to do so, where these are an outcome of its chosen business activities and strategy. Those risks for which the Group has no tolerance are actively avoided. The Group’s systems, procedures and controls are designed to manage risk appropriately, and its approach to resilience and recovery aims to maintain the Group’s ability and flexibility to respond in times of stress.

Qualitative and quantitative expressions of risk appetite are defined and operationalised through risk limits, triggers and indicators. The RCS function reviews these measures at least annually. The Board approves changes to the Group’s aggregate risk appetite and the Group Risk Committee has delegated authority to approve changes to the system of limits, triggers and indicators.

Group risk appetite is defined and monitored in aggregate by the setting of objectives for its liquidity, capital requirements and non-financial risk exposure, covering risks to stakeholders, including those from participating and third-party business. Group limits operate within these expressions of risk appetite to constrain material risks, while triggers and indicators provide additional defined points for escalation. The Group Risk Committee, supported by the RCS function, is responsible for reviewing the risks inherent in the Group’s business plan and for providing the Board with a view on the risk/reward trade-offs and the resulting impact to the Group’s aggregated position relative to Group risk appetite and limits, including non-financial risk considerations.

a.	Capital requirements. Limits on capital requirements aim to ensure that in business-as-usual and stressed conditions the Group maintains sufficient capital in excess of internal economic capital requirements, achieves its desired target rating to meet its business objectives, and supervisory intervention is avoided. The two measures in use at the Group level are the GWS group capital requirements and internal economic capital requirements, determined by the Group Internal Economic Capital Assessment (GIECA).
b.	Liquidity. The objective of the Group’s liquidity risk appetite is to ensure that sufficient cash resources are available to meet financial obligations as they fall due in business-as-usual and stressed scenarios. This is measured using a liquidity coverage ratio which considers the sources of liquidity against liquidity requirements under stress scenarios.

Non-financial risks. At the end of 2021 the Group approved a more streamlined and simplified Non-Financial Risk Appetite approach, framed around the perspectives of its varied stakeholders, to be embedded in 2022. The Group accepts a degree of non-financial risk exposure as an outcome of its chosen business activities and strategy. It aims to manage these risks effectively to maintain its operational resilience and its commitments to customers and all stakeholders and avoid material adverse financial loss or impact to its reputation.

Risk management

Risk identification

Risk identification covers Group-wide:

•

Top-down risk identification

•

Bottom-up risk identification

•

Emerging risk identification

Risk measurement and assessment

Risks are assessed in terms of materiality. Material risks which are modelled are included in appropriately validated capital models.

Manage and control

Risk appetite and limits allow for the controlled growth of the Group’s business, in line with business strategy and plan. Processes that support the oversight and control of risks include:

1

The Risk and Control Assessment process.

2

The Own Risk and Solvency Assessment (ORSA).

3

Group approved limits and early warning triggers.

4

Large risk approval process.

5

Global counterparty limit framework.

6

Financial and critical incidents procedures.

7

Stress and scenario testing, including reverse stress testing.

Monitor and report

Escalation requirements in the event of a breach are clearly defined. Risk reporting provides regular updates to the Group’s Board and risk committees on exposures against Board-approved appetite statements and limits. Reporting also covers the Group’s key risks.

Risk governance and culture

Risk governance comprises the Board, organisational structures, reporting relationships, delegation of authority, roles and responsibilities, and risk policies. The Group-wide culture framework includes principles and values that define how business is conducted in order to achieve its strategic objectives, inform expectations of leadership and guide ESG activities.

Business strategy

Business strategy and the business plan provide direction on future growth and inform the level of limits on solvency, liquidity and earnings and for our key risks. The Risk, Compliance and Security function provides input and opinion on key aspects of business strategy.

Capital management

Capital adequacy is monitored to ensure that internal and regulatory capital requirements are met, and that solvency buffers are appropriate, over the business planning horizon and under stress.

Stress and scenario testing

Stress and scenario testing is performed to assess the robustness of capital adequacy and liquidity, and the appropriateness of risk limits. Recovery planning assesses the effectiveness of the Group’s recovery measures and the appropriateness of activation points.

3.The Group’s principal risks

The delivery of the Group’s strategy in building long-term value for its shareholders and other stakeholders, focusing on high-growth business in Asia and Africa, exposes Prudential to risks. The materialisation of these risks within the Group or at its joint ventures or key third party partners may have a financial impact and may affect the performance of products or services or the fulfilment of commitments to customers and other stakeholders with an adverse impact on Prudential’s brand and reputation. This report is focused mainly on risks to the shareholder but includes those which arise indirectly through policyholder exposures and third-party business. The Group’s principal risks, which are not exhaustive, are detailed below. The Group’s Risk Factor disclosures can be found within “Additional information” section of this document.

Covid-19 – longer-term risks and forward-looking areas of focus

As the pandemic and the associated global response have evolved, it has become clear that Covid-19 and its impacts will persist far longer than many would have predicted at the onset of the global outbreak in 2020. The pandemic continues to present risks for the Group, particularly given the on-going uncertainty arising from current, emerging and future variants of the virus, and has also resulted in transformative changes to the business environment and Prudential’s business model, which are likely to persist even after Covid-19 is considered endemic. These longer-term risks and forward-looking areas for the Group are summarised below and, where relevant, further information is provided within the descriptions of the Group’s principal risks.

●	People risks: Prudential continues to actively support and enable its employees to work remotely and flexibly and in line with government policy and guidance in the markets in which it operates. It has provided its fullest support to those directly impacted by the coronavirus and their families. The Group is exploring new ways of working, acknowledging that the pandemic may accelerate demand for a permanent shift in the pre-pandemic norms in working arrangements. The duration of the pandemic and related restrictions in some of the Group’s markets has heightened the risks to the physical and mental health of its employees. This is a key area of focus across Prudential, with a coordinated suite of initiatives being progressed designed to measure and support the well-being and potential uncertainty of employees due to the Covid-19 pandemic or changes in the Group as it reshapes into an Asia and Africa focussed business.
●	Customer conduct, product and distribution risks: As the initial pandemic-related initiatives and campaigns rolled out across markets to support customers expire (including customer cash benefits, goodwill payments, and extended grace periods for premium payments), the Group is monitoring the impact to customers to ensure they are treated fairly and with due care. The Group’s customer conduct risk framework enshrines its focus on customer outcomes, under which risk monitoring is performed, irrespective of the pandemic.

Prudential rolled out, with appropriate regulatory engagement, virtual face-to-face sales processes and digital product offerings in most its markets during the pandemic. Where these are expected to remain, the Group will ensure these processes are in line with evolving regulations and regulatory expectations, and monitor such developing processes for customer conduct, operational and commercial risks. Regardless of the pandemic, Prudential regularly assesses the suitability and affordability of its products, aiming to reduce their perceived complexity and increase the transparency of their costs and benefits. These aims, as well as the Group’s increasing focus on the sustainable digital distribution of its health and wealth products via its Pulse platform, help to expand the financial inclusion of Prudential’s products in its markets.

●	Financial market and economic risks: Throughout 2021, pandemic developments, both positive and negative (such as the emergence of new Covid-19 variants), have contributed to financial market volatility. The Group continues close monitoring of equity, interest rate and credit risks and inflation expectations, as well as the broader macroeconomic impacts of the pandemic, including the effects of an uneven recovery across markets. Risk limits and the appropriateness of the Group’s counter-cyclical capital buffer are regularly reviewed and adjusted where required.
●	Information security risks: Office-based working may not return to pre-pandemic levels which, along with the pandemic-accelerated growth in digital operations, products and services, increases organisational exposure to long-term heightened information security risks, increasing the opportunities for cyber-crime and ransomware attacks. The Group continues to strengthen its robust information security management framework and progress its programme to enhance and maintain levels of cyber hygiene, combined with ongoing training and phishing campaigns, aligned with threat intelligence feeds, and simulation exercises to support data privacy and operational resilience.
●	Insurance risks: In the short term, the Group has seen an increase in Covid-19-related mortality claims in select markets. A combination of the economic impact of the pandemic and extended restrictions on movement has also increased persistency risk at some of the Group’s businesses. The potential longer-term impacts of the pandemic include lapses, surrenders and premium affordability from the broader economic effects; increased and/or delayed morbidity claims resulting from the deferral of medical treatment by policyholders during the pandemic; latent morbidity impacts from the deferral of medical treatment by policyholders; and the implications from other factors such as long-term post-Covid-19 symptoms (although there is currently no consensus on the longer-term impact on morbidity).

Risks to the Group’s financial situation (including those from the external macroeconomic and geopolitical environment) The global economic and geopolitical environment may impact on the Group directly by affecting trends in financial markets and asset values, as well as driving short-term volatility. Risks in this category include the market risks to our investments and the credit quality of our investment portfolio as well as liquidity risk.

Global economic and geopolitical conditions

Macroeconomic and geopolitical developments are considered material to the Group and can increase the operational, business disruption, regulatory and financial market risks to the Group and can directly impact its sales and distribution networks. Changes in global economic conditions can impact Prudential directly; for example, by reducing investment returns and fund performance and liquidity, and increasing the cost of product guarantees. Indirect impacts include higher inflation, which can reduce disposable income and decrease propensity for people to save and buy Prudential’s products, as well as changes in political attitudes towards regulation. As some countries begin to adopt strategies to manage Covid-19 as an endemic disease, variations in the speed of economic recovery from the pandemic between markets, and the subsequent impact on their respective interest rates, inflation expectations and the relative strength of their currencies (and the associated impact on their foreign currency debt obligations), may drive broader long-term economic and financial uncertainty which may disproportionately impact emerging economies. Financial markets, economic sentiment and regulatory compliance risks can be highly susceptible to geopolitical developments. These have been outlined in Section 1.

Market risks to our investments

(Audited)

This is the potential for reductions in the value of Prudential’s investments driven by fluctuations in equity prices, interest rates, foreign exchange rates and property prices. While interest rates have been rising steadily and may rise further in response to increasing inflationary pressures, a return to a low interest rate environment poses challenges to the capital position of life insurers and new business profitability. The Group has appetite for market risk where it arises from profit-generating insurance activities to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position.

The Group’s market risks are managed and mitigated by the following:

-	The Group market risk policy;
-	Risk appetite statements, limits and triggers;
-	The Group’s asset liability committees (ALCOs);
-	Asset and liability management activities, which include management actions such as changes in asset allocation, bonus revisions, repricing and the use of reinsurance where appropriate;
-	Hedging using derivatives, including currency forwards, interest rate futures and swaps, and equity futures;
-	The monitoring and oversight of market risks through the regular reporting of management information; and
-	Regular deep dive assessments.

The Group Critical Incident Procedure (GCIP) defines specific governance to be invoked in the event of a critical incident, such as significant market, liquidity or credit-related event. This includes, where necessary, the convening of a Critical Incident Group (CIG) to oversee, coordinate, and where appropriate, direct activities during a critical incident.

●	Interest rate risk, including asset liability management (ALM). Interest rate risk is driven by the valuation of Prudential’s assets (particularly government and corporate bonds) and liabilities, which are dependent on market interest rates. Sustained inflationary pressures which may drive higher interest rates may impact the valuation of fixed income investments and reduce fee income. Some of the Group’s products are sensitive to movements in interest rates. Prudential’s appetite for interest rate risk requires that assets and liabilities should be tightly matched for exposures where assets or derivatives exist that can cover these exposures. Interest rate risk is accepted where this cannot be hedged, provided that this arises from profitable products and to the extent that interest rate risk exposure remains part of a balanced exposure to risks and is compatible with a robust solvency position.

The Group’s exposure to interest rate risk arises from the guarantees of some non-unit-linked products with a savings component, including the Hong Kong and Singapore with-profits and non-profit businesses. This exposure arises from the potential for an asset and liability mismatch, where long-dated liabilities and guarantees are backed by short-dated assets. When this mismatch is not eliminated, it is monitored and managed through local risk and asset liability management committees and Group risk limits consistent with the Group’s appetite for interest rate risk. Unit-linked based businesses, such as Indonesia and Malaysia, are also exposed to interest rate risk resulting from the impact to the present value of future fees from such products.

The Group-level ALCOs are risk management advisory committees supporting the identification, assessment and management of key financial risks to the achievement of the Group’s business objectives. They also oversee ALM and solvency risks of the local businesses as well as the declaration and management of non-guaranteed benefits for participating and universal life lines of business. Local business units are responsible for the management of their own asset and liability positions.

The objective of the local business unit ALM process is to meet policyholder liabilities with the returns generated from the investment assets held, while maintaining the financial strength of capital and solvency positions. The ALM strategy adopted by the local business units considers the liability profile and related assumptions of in-force business and new products to appropriately manage investment risk within ALM risk appetite, under different scenarios in accordance with policyholders’ reasonable expectations, and economic and local regulatory requirements. Factors such as the availability of matching assets, diversification, currency and duration are considered as appropriate. The assumptions and methodology used in the measurement of assets and liabilities for ALM purposes conform with local solvency regulations. Assessments are carried out on an economic basis which conforms to the Group’s internal economic capital methodology.

●	Equity and property investment risk. The shareholder exposure to equity price movements arises from various sources, including from unit-linked products where fee income is linked to the market value of the funds under management. Exposure also arises from with-profits businesses through potential fluctuations in the value of future shareholders’ profits and where bonuses declared are based broadly on historical and current rates of return from the Asia business’s investment portfolios, which include equities. The Group has limited acceptance for exposures to equity risk but accepts the equity exposure that arises on future fees (including shareholder transfers from the with-profits business).

The material exposures to equity risk in the Group’s businesses include the following: The China joint venture business is exposed to equity risk through its investments in equity assets for most of its products, including participating and non-participating savings products and protection and investment-linked products. The Hong Kong business and, to a lesser extent, the Singapore business contribute to the Group’s equity risk exposure due to the equity assets backing participating products. The Indonesia and Malaysia businesses are exposed to equity risk through their unit-linked products.

●	Foreign exchange risk. The geographical diversity of Prudential’s businesses means that it has some exposure to the risk of foreign exchange rate fluctuations. Some entities within the Group write policies, invest in assets or enter into other transactions in local currencies or currencies not linked to the US dollar. Although this limits the effect of exchange rate movements on local operating results, it can lead to fluctuations in the Group’s US dollar-reported financial statements. This risk is accepted within the Group’s appetite for foreign exchange risk. In cases where a non-US dollar denominated surplus arises in an operation which is to be used to support Group capital, or where a significant cash payment is due from a subsidiary to the Group, this currency exposure may be hedged where considered economically favourable. Further, the Group generally does not have appetite for significant direct shareholder exposure to foreign exchange risks in currencies outside the countries in which it operates, but it does have some appetite for this on fee income and on equity investments within the with-profits fund. Where foreign exchange risk arises outside appetite, currency swaps and other derivatives are used to manage the exposure.

Liquidity risk

(Audited)

Prudential’s liquidity risk arises from the need to have sufficient liquid assets to meet policyholder and third-party payments as they fall due, considered under both business-as-usual and stressed conditions. It includes the risk arising from funds composed of illiquid assets and results from a mismatch between the liquidity profile of assets and liabilities. Liquidity risk may impact on market conditions and valuation of assets in a more uncertain way than for other risks like interest rate or credit risk. It may arise, for example, where external capital is unavailable at sustainable cost, increased liquid assets are required to be held as collateral under derivative transactions or where redemption requests are made against Prudential’s external funds. Liquidity risk is considered material at the level of the Group. Prudential has no appetite for any business to have insufficient resources to cover its outgoing cash flows, or for the Group as a whole to not meet cash flow requirements from its debt obligations under any plausible scenario.

The Group has significant internal sources of liquidity sufficient to meet its expected cash requirements for at least 12 months from the date the financial statements are approved, without having to resort to external sources of funding. The Group has a total of $2.6 billion of undrawn committed facilities that can be made use of, expiring in 2026. Access to further liquidity is available through the debt capital markets and the Group’s extensive commercial paper programme. Prudential has maintained a consistent presence as an issuer in the market for the past decade.

A number of risk management tools are used to manage and mitigate liquidity risk, including the following:

-	The Group’s liquidity risk policy;
-	Risk appetite statements, limits and triggers;
-	Regular assessment by the Group and business units of Liquidity Coverage Ratios which are calculated under both base case and stressed scenarios and are reported to committees and the Board;
-

The Group’s Liquidity Risk Management Plan, which includes details of the Group Liquidity Risk Framework as well as analysis of Group and business units liquidity risks and the adequacy of available liquidity resources under business-as-usual and stressed conditions;

-	Its contingency plans and identified sources of liquidity;
-	The Group’s ability to access the money and debt capital markets; and
-	The Group’s access to external committed credit facilities.

Credit risk

(Audited)

Credit risk is the potential for loss resulting from a borrower’s failure to meet its contractual debt obligation(s). Counterparty risk, a type of credit risk, is the probability that a counterparty to a transaction defaults on its contractual obligation(s) causing the other counterparty to suffer a loss. These risks arise from the Group’s investments in bonds, reinsurance arrangements, derivative contracts with third parties, as well as its cash deposits with banks. Credit risk is considered a material risk for the Group’s business units.

The Group’s holdings across its life portfolios are mostly in local currency and with a largely domestic investor base, which provides support to these positions. The Group’s portfolios are generally positioned towards high quality names, including those with either government or considerable parent company balance sheet support. Areas which the Group are actively monitoring include the developments in the China property sector and the degree of government support for state-owned entities in Asia, given recent defaults observed in the market by such entities in China and Thailand. The Group’s portfolio is generally well diversified in relation to individual counterparties, although counterparty concentration is monitored, in particular in local markets where depth (and therefore the liquidity of such investments) may be low. Prudential actively reviews its investment portfolio to improve the robustness and resilience of the solvency position. The Group has some appetite to take credit risk to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position. Further detail on the Group’s debt portfolio is provided below.

A number of risk management tools are used to manage and mitigate credit risk, including the following:

-	A credit risk policy and dealing and controls policy;
-	Risk appetite statements and portfolio-level limits that have been defined on issuers, and counterparties;
-	Collateral arrangements for derivative, secured lending reverse repurchase and reinsurance transactions which aim to provide a high level of credit protection;
-	The Group Credit Risk Committee’s oversight of credit and counterparty credit risk and sector and/or name-specific reviews;
-	Regular assessments of individual and sector exposures subject to elevated credit risks; and
-	Close monitoring or restrictions on investments that may be of concern.

The total debt securities at 31 December 2021 for the Group’s continuing operations were $99.1 billion (31 December 2020: $89.8 billion). The majority (70 per cent) of the portfolio is in unit-linked and with-profits funds. The remaining 30 per cent of the debt portfolio is held to back the shareholder business.

●	Group sovereign debt. Prudential invests in bonds issued by national governments. This sovereign debt holding of the Group’s operations represented 47 per cent or $14.2 billion[1] of the shareholder debt portfolio of the Group’s operations as at 31 December 2021 (31 December 2020: 45 per cent or $12.8 billion of the shareholder debt portfolio for the Group’s continuing operations). The particular risks associated with holding sovereign debt are detailed further in the disclosures on Risk Factors.

The exposures held by the shareholder-backed business and with-profits funds in sovereign debt securities at 31 December 2021 are given in note C1 of the Group’s IFRS financial statements.

●	Corporate debt portfolio. In the shareholder-backed business, corporate debt exposures totalled $14.5 billion of which $12.7 billion or 87 per cent were investment grade rated.

●	Bank debt exposure and counterparty credit risk. The banking sector represents a material concentration in the Group’s corporate debt portfolio which largely reflects the composition of the fixed income markets across the regions in which Prudential is invested. As such, exposure to banks is a key part of its core investments, as well as being important for the hedging and other activities undertaken to manage its various financial risks. Exposure to the sector is considered a material risk for the Group. Derivative and reinsurance counterparty credit risk exposure is managed using an array of risk management tools, including a comprehensive system of limits. Prudential manages the level of its counterparty credit risk by reducing its exposure, buying credit protection or using additional collateral arrangements where appropriate.

At 31 December 2021:

-

87 per cent of the Group’s shareholder portfolio (excluding all government and government-related debt) is investment grade rated[2]. In particular, 52 per cent of the portfolio is rated[2] A- and above (or equivalent); and

-	The Group’s shareholder portfolio is well diversified: no individual sector[3] makes up more than 15 per cent of the total portfolio (excluding the financial and sovereign sectors).

The Group’s Sustainability and ESG-related risks These include sustainability risks associated with environmental considerations such as climate change (including physical and transition risks), social risks arising from diverse stakeholder commitments and expectations and governance-related risks.

Material risks associated with key ESG themes may undermine the sustainability of a business by adversely impacting its reputation and brand, ability to attract and retain customers and employees, and therefore the results of its operations and delivery of its strategy and long-term financial success. Prudential seeks to manage sustainability risks and their potential negative impact on its business and stakeholders through a focus on the Group’s purpose to ‘help people get the most out of life’, and transparent and consistent implementation of its strategy in its key markets and across operational, underwriting and investment activities. The Group’s strategy includes providing greater and more inclusive access to good health and financial security, responsible stewardship in managing the human impact of climate change and building human and social capital with its broad range of stakeholders. It is enabled by strong internal governance, sound business practices and a responsible investment approach, with ESG considerations integrated into investment decisions and the performance of fiduciary and stewardship duties, including voting and active engagement decisions with respect to investee companies, as both an asset owner and an asset manager.

i.	Environmental issues

Prudential’s strategic focus on stewarding the human impacts of climate change and decarbonising its operations and investment activities recognises that environmental concerns, such as water pollution, biodiversity degradation and notably those associated with climate change, and their social and economic impacts present long-term risks to the sustainability of Prudential, and may impact its customers and other stakeholders.

Prudential’s investment horizons are long term and it is therefore exposed to the potential long-term impact of climate change risks, which include the financial and non-financial impact of transition to a lower carbon economy and physical and litigation risks. The global transition to a lower carbon economy may have an adverse impact on investment valuations as the financial assets of carbon-intensive companies re-price, and this could result in some asset sectors facing significantly higher costs and a reduction in demand for their products and services. The speed of this transition, and the extent to which it is orderly and managed, will be influenced by factors such as public policy, technology and changes in market or investor sentiment. The potential impact of these factors on the valuation of investments may also have a broader economic and social impact that may affect customers and their demand for the Group’s products and services. The transition to a lower carbon economy has the potential to disproportionately impact the Asia and Africa markets in which Prudential operates and invests, and the Group’s stakeholders increasingly expect and/or rely on the Group to support an orderly, inclusive and sustainable transition based on an understanding of relevant country and company-level plans, taking into consideration the impact on the economies, businesses, communities and customers in these markets.

The pace and volume of new climate-related regulation and reporting standards emerging across the markets in which the Group operates, the need to deliver on existing and new voluntary exclusions on investments in certain sectors, engagement and reporting commitments and externally assured reporting may give rise to compliance, operational and disclosure risks which may be increased by the multi-jurisdictional coordination required in adopting a consistent risk management approach. Understanding and appropriately reacting to transition risk and implementing carbon reduction commitments requires sufficient and reliable data on carbon exposure and transition plans for the assets in which the Group invests.

The direct physical impacts of climate change, driven by both specific short-term climate-related events such as natural disasters and longer-term changes to climate and the natural environment, are likely to become increasingly significant factors in the mortality and morbidity risk assessments for the Group’s insurance product underwriting and offerings and their associated claims profiles. Climate-driven events in countries in which Prudential or its key third parties operate could adversely impact the Group’s operational resilience and its customers, which may potentially occur through migration or displacement both within and across borders.

A failure to understand, manage and provide greater transparency of its exposure to these climate-related risks may have increasing adverse implications for Prudential and its stakeholders.

ii.	Social issues

Social risks that could impact Prudential may arise from a failure to consider the rights, diversity, wellbeing, needs and interests of its customers and employees and the communities in which the Group or its third parties operate. These risks are increased as Prudential operates in multiple jurisdictions with distinct local cultures and considerations. Perceived inequalities and income disparities, intensified by the pandemic, have the potential to further erode social cohesion across the Group’s markets, emphasising the importance of an inclusive and sustainable global economic recovery.

Evolving social norms and emerging population risks associated with public health trends (such as an increase in obesity and mental health deterioration) and demographic changes (such as population urbanisation and ageing) may affect customer lifestyles and therefore may impact the level of claims against the Group’s insurance product offerings. As a provider of insurance and investment services the Group is committed to playing a role in preventing and postponing illness in order to protect its customers, as well as making health and financial security more inclusive and accessible through enhancements to its products and services and an increased focus on digital innovation, technologies and distribution methods. As a result, Prudential has access to sensitive customer personal data, including data related to personal health, and an increasing ability to analyse and interpret this data through the use of complex tools, machine learning and artificial intelligence technologies. The Group therefore actively manages the regulatory, ethical and reputational risks associated with actual or perceived customer data misuse or security breaches and its operational resilience to support its customers. These risks are outlined below. The increasing digitalisation of products, services and processes may also result in new and unforeseen regulatory requirements and stakeholder expectations for which Prudential monitors, as well as ensuring support for its customers through this transformation.

As an employer, the Group aims to attract, retain and develop a diverse group of highly-skilled employees to meet the changing needs of a transformative organisation. This requires the implementation of responsible working practices and recognising the benefits of diversity, ensure psychological safety for employees to contribute and challenge, and promoting a culture of inclusion and sense of belonging.

The Group’s reputation extends to its supply chains and its investee companies, which may be exposed to factors such as poor labour standards and abuses of human rights by third parties.

iii.	Governance

Maintaining high standards of corporate governance is crucial for the Group and its customers and employees, reducing the risk of poor decision-making and a lack of oversight of its key risks. Poor governance may arise where key governance committees have insufficient independence, a lack of diversity, skills or experience in their members, or unclear (or insufficient) oversight responsibilities and mandates. Inadequate oversight over remuneration also increases the risk of poor senior management behaviours. Prudential operates across multiple jurisdictions and has a Group and subsidiary governance structure which may add further complexity to these considerations. Participation in joint ventures or partnerships where Prudential does not have direct overall control and the use of third-party suppliers increases the potential for reputational risks arising from poor governance.

Prudential is an active contributor to industry fora on sustainability and the Group was a key contributor to the CRO Forum’s November 2021 guidance paper (‘Mind the Sustainability Gap – Integrating sustainability into insurance risk management’), that seeks to define a set of industry best practice guidelines to manage the integration of sustainability into insurers’ risk management frameworks. Risk management and mitigation of ESG sustainability risks at Prudential include the following:

-

The Group’s strategic focus on providing greater and more inclusive access to good health and financial security, responsible stewardship in managing the human impact of climate change and building human and social capital with its broad range of stakeholders;

-	The Group Code of Business Conduct and Group Governance Manual including ESG-linked policies;
-	Activities to embed ESG and sustainability risk within the Group Risk Framework including:
o	Environmental and social risk identification including through emerging risk processes; and
o	Deep dives into ESG themes, including climate-related risks;
-	Integrating ESG considerations into investment processes and responsible supply chain management; and

-	Participation in networks to further develop understanding and support collaborative action in relation to ESG sustainability risks such as climate change.

Further information on the Group’s ESG governance is included in section 3 above.

Risks from the nature of our business and our industry These include the Group’s non-financial risks (including operational and financial crime risk), transformation risks from significant change activity and the insurance risks assumed by the Group in providing its products.

Transformation risk

Transformation risk remains a material risk for Prudential, with a number of significant change programmes under way, which if not delivered to defined timelines, scope and cost may negatively impact its operational capability; control environment; reputation; and ability to deliver its strategy and maintain market competitiveness.

The Group’s transformation and change programmes inherently give rise to design and execution risks, and may introduce new, or increase existing, business risks (including increasing uncertainty for the Group’s employees) and increase intra-Group connectivity and dependencies. While the adoption of technologies related to digital distribution and artificial intelligence has opened up new product distribution and value-added service opportunities, it also exposes Prudential to additional regulatory, information security, data privacy, operational, ethical and conduct risks which, if not managed effectively, could result in customer detriment and reputational damage. The speed of technological change and adoption in the business also increase the risk that all unintended consequences are not anticipated. The Group therefore aims to ensure that, for both transformation and strategic initiatives, strong programme governance is in place with embedded risk expertise to achieve ongoing and nimble risk oversight, with regular risk monitoring and reporting to risk committees. Transformation risk oversight operates alongside the Group’s existing risk policies and frameworks to ensure appropriate governance and controls are in place to mitigate these risks.

Prudential’s current portfolio of transformation and significant change programmes include the expansion of the Group’s digital capabilities and use of technology, platforms and analytics, and improvement of business efficiencies through operating model changes. Programmes related to regulatory/industry change such as the development and embedding of the Group Internal Economic Capital Assessment (GIECA) model under the GWS Framework, changes required to effect the discontinuation of inter-bank offered rates (IBORs) in their current form and the implementation of IFRS 17 are also ongoing.

Risks associated with the Group’s joint venture and jointly owned businesses

Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures and other joint ownership or third-party arrangements. A material proportion of the Group’s business comes from its joint ventures in China and India. For such operations the level of control exercisable by the Group depends on the terms of the contractual agreements between participants. As such the level of oversight, control and access to management information the Group is able to exercise over the extent of the exposure to material risks at these operations may be lower compared to the Group’s wholly owned businesses. Further information on the risks to the Group associated with joint ventures and jointly owned businesses are included in the disclosures on Risk Factors.

Non-financial risks

The complexity of Prudential, its activities and the extent of transformation in progress creates a challenging operating environment and exposure to non-financial risks. The Group’s appetite framework for non-financial risks considers risks across a broad range of categories which are outlined below. These risks are considered to be material at the level of the Group.

●	Operational risk. This is the risk of loss (or unintended gain or profit) arising from inadequate or failed internal processes, personnel or systems and external events, and may arise from employee error, model error, system failures, fraud or other events which disrupt business processes or which have a detrimental impact to customers. Prudential accepts a degree of non-financial risk exposure as an outcome of its chosen business activities and strategy. It aims to manage these risks effectively to maintain its operational resilience and its commitments to customers and all stakeholders and avoid material adverse financial loss or impact on its reputation.
●	Outsourcing and third-party risks. The Group’s outsourcing and third-party relationships require distinct oversight and risk management processes. The Group has a number of important third-party relationships, both with market counterparties and outsourcing partners, including distribution, technology and ecosystem providers. In Asia, the Group continues to expand its strategic partnerships and renew bancassurance arrangements. These arrangements support the delivery of high level and cost-effective services to customers, but also create a reliance on the operational resilience and performance of outsourcing and business partners. The Group’s requirements for the management of material outsourcing arrangements have been aligned to the requirements of the Hong Kong IA’s GWS Framework and are included in its Group third party supply and outsourcing policy. Third-party management is also included and embedded in the Group-wide operational risk framework (see below).

●	Information security and data privacy risk. This includes risks related to malicious attack on systems, network disruption and the infringement of data security, integrity or privacy. The frequency and sophistication of intrusion activities and criminal capability in this area, including in ransomware (malicious software designed to block access to a computer system until a sum of money is paid), continues to increase globally. The technology landscape of Prudential is transforming at a rapid pace and the underlying technology infrastructure (and support services) has grown in scope and complexity in recent years. This, combined with stakeholder expectations and the potential for reputational and conduct risk from cyber security breaches and data misuse, which can be highly-publicised, mean that these risks are considered material at the level of the Group. As well as having preventative risk management processes in place, it is fundamental that the Group has robust critical recovery systems in place in the event of a successful attack on its infrastructure, a breach of its information security or a failure of its systems in order to retain its customer relationships and trusted reputation.

Prudential and the insurance industry are making increasing use of emerging technological tools and digital services, or partnering with third parties that provide these capabilities. While these provide new opportunities, opening up markets, improving insights and increasing scalability, it also comes with additional risks, including operational and data misuse risks, which are managed within the Group’s existing governance and risk management processes. Automated digital distribution channels increase the criticality of system and process resilience in order to deliver uninterrupted service to customers.

Globally, ransomware attacks have increased markedly with the shift to remote working practices driven by the Covid-19 pandemic. Prudential has a number of defences in place to protect its systems from this type of attack, including but not limited to: AI-based endpoint security software, continuous security monitoring, network-based intrusion detection, and employee training and awareness campaigns to raise understanding of attacks utilising email phishing techniques. Cyber insurance coverage is in place to provide some protection against potential financial losses and the Group conducts simulation exercises for ransomware attacks to assess and develop the effectiveness of incident responses across its businesses.

Data protection requirements continue to evolve, and include developments in China outlined in the overview of the Group’s regulatory risks below. As well as protecting data, stakeholders expect companies and organisations to use personal information transparently and appropriately. Control of data through national data security regimes has become an increasing priority for governments amid the increase in global strategic competition. This adds further complexity to regulatory compliance in this area, in particular in the cross-border transfer or use of data, for global organisations in addition to the existing regulatory, financial and reputational risks of a breach of Prudential’s (or third-party suppliers’) IT systems or loss or misuse of data. In 2021 a new Group Data Policy was approved, establishing the principles and requirements for effective and scalable data management in light of the increase in volume and variety of data expected to be held, as well as the speed at which it is collected, as part of the Group’s digital aspirations.

The Group’s Information Security and Data Privacy strategy has four key objectives: business enablement; continuous improvement of cyber defences; automation and optimisation; and governance and assurance to ascertain ongoing robustness of cyber security and privacy measures. In 2021 a focus of Prudential has been ensuring consistent global coverage of security controls, following the operationalisation of a revised organisational structure and governance model for cyber security management. This included the establishment of a centralised Technology Risk Management team, leveraging skills, tools and resources across different technology domains to provide advisory, assurance and operations support for holistic technology risk management including information security and privacy. A Group Technology Risk Committee has been established, providing group-wide oversight of technology risks, including information security and privacy. Risk management is also performed locally within business units, with input from business information security officers and with oversight from local risk committees. The Prudential plc Board is briefed at least twice annually on cyber security by the Group CISO and executive training is provided to ensure that members have the means to enable appropriate oversight and understand the latest threats and regulatory expectations. The Group-wide information security policy was developed in collaboration with industry experts to support a pragmatic approach to the evolving regulatory environment globally and ensure compliance with all applicable privacy laws and regulations and the appropriate and ethical use of customer data. The policy was also developed with reference to international standards, including ISO 27001/2, the NIST Cyber Security Framework and supervisory guidelines. Local standards are aligned to local regulations and laws.

●	Model and user developed application (UDA) risk. Erroneous or misinterpreted tools used in core business activities, decision-making and reporting may have adverse consequences for Prudential. The Group utilises various tools to perform a range of operational functions including the calculation of regulatory or internal capital requirements, the valuation of assets and liabilities, determining hedging requirements, and in acquiring new business using artificial intelligence and digital platforms. Many of these tools are an integral part of the information and decision-making frameworks used at Prudential and errors or limitations in these tools, or inappropriate usage, may lead to regulatory breaches, inappropriate decision-making, financial loss, customer detriment, inaccurate external reporting or reputational damage.

The Group has no appetite for model and UDA risk arising as a result of failing to develop, implement and monitor appropriate risk mitigation measures. Prudential’s model and UDA risk framework and policy applies a risk-based approach in order to ensure appropriate and proportionate risk management is applied to all models and UDAs used across the business, depending on the materiality and nature of the data used in these tools, as well as their complexity.

Prudential’s model and UDA risk is managed and mitigated using the following:

-The Group’s Model and UDA Risk Policy and relevant Guidelines;

-Annual risk assessment of all tools used for core business activities, decision-making and reporting;

-Maintenance of appropriate documentation for tools used;

-Implementation of controls to ensure tools are accurate and appropriately used;

-Tools are subject to rigorous and independent model validation; and

-Regular reporting to the RCS function and risk committees to support the measurement and management of the risk.

In 2021 the Group updated its Group’s Model and User Developed Applications Policy which included a broadening of the considerations when assessing model criticality to include a wider group of stakeholders including policyholders (in addition to shareholders) and associated reputational risk impacts and increased oversight of models in development, including the model being developed for RBC at the Hong Kong business.

Technological developments, in particular in the field of AI, pose new questions on risk oversight provided under the Group Risk Framework. An oversight forum for the use of AI was established during 2021 and key ethical principles, which were approved by the Group Risk Committee in 2020, have been adopted to apply to the use of AI by the Group.

●	Business disruption risk. The Group continually seeks to increase business resilience through adaptation, planning, preparation and testing of contingency plans and its ability to respond effectively to disruptive incidents. Business resilience is at the core of the Group’s embedded Business continuity management (BCM) programme and framework that help to protect the Group’s systems and its key stakeholders. The BCM programme and framework covers business impact analyses, risk assessments, and the maintenance and exercising of business continuity, incident management and disaster recovery plans. The programme is designed to provide business continuity aligned to the Group’s evolving business needs and the size, complexity and nature of its operations. Business disruption risks are monitored by the Group Security function, with key operational effectiveness metrics and updates on specific activities being reported to the Group Risk Committee.
●	Financial crime risk. As with all financial services firms, Prudential is exposed to risks relating to money laundering (the risk that the products or services of the Group are used by customers or other third parties to transfer or conceal the proceeds of crime); fraud (the risk that fraudulent insurance claims, transactions, or procurement of services, are made against or through the business); sanctions compliance breaches (the risk that the Group undertakes business with individuals and entities on the lists of the main sanctions regimes); and bribery and corruption (the risk that employees or associated persons seek to influence the behaviour of others to obtain an unfair advantage or receive benefits from others for the same purpose).

Prudential operates in some high-risk countries where, for example, the acceptance of cash premiums from customers may be common practice, large-scale agency networks may be in operation where sales are incentivised by commission and fees, where is a higher concentration of exposure to politically-exposed persons, or which otherwise have higher geopolitical risk exposure.

The Group-wide policies in place on anti-money laundering, fraud, sanctions and anti-bribery and corruption reflect the values, behaviours and standards that are expected across the business. Screening and transaction monitoring systems are in place and a series of improvements and upgrades are being implemented, and a programme of compliance control monitoring reviews is in place across the Group. Proactive fraud capabilities are in development and being rolled across local businesses. Work is also underway to enhance detective fraud, conflicts and anti-bribery and corruption controls relating to third-party risk management in procurement. Risk assessments are performed annually at higher risk locations. Due diligence reviews and assessments against Prudential’s financial crime policies are performed as part of the Group’s business acquisition process. The Group continues to undertake strategic activity to monitor and evaluate the evolving fraud risk landscape, mitigate the likelihood of fraud occurring and increase the rate of detection.

The Group has in place a mature confidential reporting system through which employees and other stakeholders can report concerns relating to potential misconduct. The process and results of this are overseen by the Group Audit Committee.

Group-wide framework and risk management for operational and other non-financial risks

The risks detailed above form key elements of the Group’s non-financial risk profile. A Group-wide operational risk framework is in place to identify, measure and assess, manage and control, monitor and report effectively on all material operational risks across the business. The key components of the framework are listed below. Outputs from these processes and activities performed by individual business units are monitored by the RCS function, which provides an aggregated view of the risk profile across the business to the Group Risk Committee and Board.

-	Application of a risk and control self-assessment (RCSA) process, where risk exposures are identified and assessed as part of a periodical cycle;
-	An internal incident management process, which identifies, quantifies and monitors remediation conducted through root cause analysis and application of action plans for risk events;
-	An annual scenario analysis process for the quantification of extreme, yet plausible manifestations of key operational risks across the business on a forward-looking basis; and
-	A risk appetite framework for non-financial risks that articulates the level of risk exposure the business is willing to tolerate and defines escalation processes for breaches of appetite.

These core framework components are embedded across the Group via the Group Operational Risk Policy and accompanying standards, which set out the key principles and minimum standards for the management of operational risk within risk appetite. These sit alongside other risk policies and standards that individually engage with specific operational risks, including outsourcing and third-party supply, business continuity, financial crime, technology and data, operations processes and extent of transformation. These policies and standards include subject matter expert-led processes that are designed to identify, assess, manage and control operational risks, detailed below. These activities are fundamental in maintaining an effective system of internal control, and ensure that operational risk considerations are embedded in key business decision-making, including material business approvals and in setting and challenging the Group’s strategy.

-	Reviews of key operational risks and challenges within Group and business unit business plans during the annual planning cycle, to support business decisions;
-	Corporate insurance programmes to limit the financial impact of operational risks;
-

Oversight of risk management during the transformation life cycle, project prioritisation and the risks, interdependencies and possible conflicts arising from a large portfolio of transformation activities;

-	Regulatory change teams to assist in proactively adapting and complying with regulatory developments;
-	Group and business unit-level compliance oversight and risk-based testing in respect of adherence with regulations;
-	Screening and transaction monitoring systems for financial crime and a programme of compliance control monitoring reviews and regular risk assessments;
-	Internal and external review of cyber security capability and defences; and
-	Regular updating and risk-based testing of disaster-recovery plans and the Critical Incident Procedure process.

Insurance risks

(Audited)

Insurance risk makes up a significant proportion of Prudential’s overall risk exposure. The profitability of its businesses depends on a mix of factors, including levels of, and trends in, mortality (policyholders dying), morbidity (policyholders becoming ill or suffering an accident) and policyholder behaviour (variability in how customers interact with their policies, including utilisation of withdrawals, take-up of options and guarantees and persistency, ie lapsing/surrendering of policies), and increases in the costs of claims over time (claim inflation). The Group has appetite for retaining insurance risks in the areas where it believes it has expertise and operational controls to manage the risk and where it judges it to be more value-creating to do so rather than transferring the risk, and only to the extent that these risks remain part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position.

The impact of the Covid-19 pandemic to economic activity and employment levels across the Group’s markets has the potential to elevate the incidence of claims, lapses, or surrenders of policies, and some policyholders may defer or stop paying insurance premiums or reduce deposits into retirement plans. In particular extended restrictions on movement could affect product persistency. The pandemic may also result in elevated claims and policy lapses or surrenders in a less direct way, and with some delay in time before being felt by the Group, due to factors such as policyholders deferring medical treatment during the pandemic, or policyholders lapsing or surrendering their policies on the expiry of grace periods for premium payments provided by the Group’s businesses. Inflationary pressures driving higher interest rates may lead to increased lapses for some guaranteed savings products where higher levels of guarantees are offered by products of the Group’s competitors, reflecting consumer demand for returns at the level of, or exceeding, inflation. The Group’s assessment to date is that elevated mortality claims in some markets can be attributed to Covid-19. These impacts to the business are being closely monitored with targeted management actions being implemented where necessary, which includes additional Incurred But Not Reported (IBNR) claims reserves in some markets, including where deferrals in non-acute medical treatments due to movement restrictions have been observed.

The principal drivers of the Group’s insurance risk vary across its business units. In Hong Kong, Singapore, Indonesia and Malaysia a significant volume of health and protection business is written and the most significant insurance risks are persistency risk, morbidity risk and medical claims inflation risk.

●	Medical claims inflation risk: A key assumption in these markets is the rate of medical claims inflation, which is often in excess of general price inflation, while the cost of medical treatment increasing more than expected, resulting in higher than anticipated medical claims cost passed on to Prudential, is a key risk. This risk is best mitigated by retaining the right to reprice products and appropriate overall claims limits within policies, either per type of medical treatment or in total across a policy, annually and/or over the policy lifetime.
●	Morbidity risk: Prudential’s morbidity risk is managed through prudent product design, underwriting and claims management, and for certain products, the right to reprice where appropriate. Prudential’s morbidity assumptions reflect its recent experience and expectation of future trends for each relevant line of business.
●	Persistency risk: The Group’s persistency assumptions reflect recent experience and expert judgement, especially where a lack of experience data exists, as well as any expected change in future persistency. Persistency risk is managed by appropriate controls across the product life cycle. This includes review and revisions to product design and incentive structures where required, ensuring appropriate training and sales processes, including those ensuring active customer engagement and high service quality, appropriate customer disclosures and product collaterals, use of customer retention initiatives as well as post-sale management through regular experience monitoring. Strong risk management and mitigation of conduct risk and the identification of common characteristics of business with high lapse rates is also crucial. Where appropriate, allowance is made for the relationship (either assumed or observed historically) between persistency and investment returns. Modelling this dynamic policyholder behaviour is particularly important when assessing the likely take-up rate of options embedded within certain products.

Prudential’s insurance risks are managed and mitigated using the following:

-

The Group’s insurance policy, which sets out the Group’s insurance risk appetite; required standards for effective insurance risk management by head office and local businesses, including processes to enable the measurement of the Group’s insurance risk profile; management information flows; and escalation mechanisms;

-

The Group’s product and underwriting risk policy, which sets out the required standards for effective product and underwriting risk management and approvals for new, or changes to existing, products (including the role of Group); and the processes to enable the measurement of underwriting risk. The policy also describes how the Group’s Customer Conduct Risk Policy is met in relation to new product approvals and current and legacy products;

-	In product design and appropriate processes related to the management of policyholder reasonable expectations;
-	The risk appetite statements, limits and triggers;
-	Using persistency, morbidity and longevity assumptions that reflect recent experience and expectation of future trends, and industry data and expert judgement where appropriate;
-	Using reinsurance to mitigate mortality and morbidity risks;
-	Ensuring appropriate medical underwriting when policies are issued and appropriate claims management practices when claims are received in order to mitigate morbidity risk;
-	Maintaining the quality of sales processes, training and using initiatives to increase customer retention in order to mitigate persistency risk;
-	The use of mystery shopping to identify opportunities for improvement in sales processes and training;
-	Using product repricing and other claims management initiatives in order to mitigate morbidity and medical expense inflation risk; and
-	Regular deep dive assessments.

Customer conduct risk

Prudential’s conduct of business, especially in the design and distribution of its products and the servicing of customers, is crucial in ensuring that the Group’s commitment to meeting its customers’ needs and expectations is met. The Group’s customer conduct risk framework, owned by the Group Chief Executive, reflects management’s focus on customer outcomes.

Factors that may increase conduct risks can be found throughout the product life cycle, from the complexity of the Group’s products and services to its diverse distribution channels, which include its agency workforce, virtual face-to-face sales and sales via online digital platforms. In alignment with the Group’s purpose of helping people get the most out of life, Prudential strives towards making health and protection coverage affordable and accessible to all. Through Prudential’s Pulse platform, there is increased focus on making insurance more inclusive to underserved segments of society through bite-size low-cost digital products and services. Prudential has developed a Group Customer Conduct Risk Policy which sets out five customer conduct standards that the business is expected to meet, being:

1	Treat customers fairly, honestly and with integrity;
2	Provide and promote products and services that meet customer needs, are clearly explained and that deliver real value;
3	Manage customer information appropriately, and maintain the confidentiality of customer information;
4	Provide and promote high standards of customer service; and
5	Act fairly and timely to address customer complaints and any errors found.

Prudential manages conduct risk via a range of controls that are assessed through the Group’s conduct risk assessment framework, reviewed within its monitoring programmes, and overseen within reporting to its Boards and Committees.

Management of Prudential’s conduct risk is key to the Group’s strategy. Prudential’s conduct risks are managed and mitigated using the following:

●	The Group’s code of business conduct and conduct standards, product underwriting and other related risk policies, and supporting controls including the Group’s fraud risk control programme;
●	A culture that supports the fair treatment of the customer, incentivises the right behaviour through proper remuneration structures, and provides a safe environment to report conduct risk related issues via the Group’s internal processes and Speak Out;
●	Distribution controls, including monitoring programmes relevant to the type of business (insurance or asset management), distribution channel (agency, bancassurance, or digital) and ecosystem, to ensure sales are conducted in a manner that considers the fair treatment of customers within digital environments;
●	Quality of sales processes and training, and using other initiatives such as special requirements for vulnerable customers, to improve customer outcomes;
●	Appropriate claims management and complaint handling practices; and
●	Regular deep dive assessments on, and monitoring of, conduct risks and periodic conduct risk assessments.

Risks related to regulatory and legal compliance These include risks associated with prospective regulatory and legal changes and compliance with existing regulations and laws – including their retrospective application – with which the Group must comply in the conduct of its business.

Prudential operates under the ever-evolving requirements and expectations of diverse regulatory, legal and tax regimes which may impact its business or the way it is conducted. This covers a broad range of risks including changes in government policy and legislation, capital control measures, and new regulations at either national or international level. The breadth of local and Group-wide regulatory arrangements presents the risk that requirements are not fully met, resulting in specific regulator interventions or actions including retrospective interpretation of standards by regulators. As the industry’s use of emerging technological tools and digital services increases, this is likely to lead to new and unforeseen regulatory issues and the Group is monitoring emerging regulatory developments and standards on the governance and ethical use of technology and data.

In certain jurisdictions in which Prudential operates there are also a number of ongoing policy initiatives and regulatory developments which will impact the way Prudential is supervised. These developments continue to be monitored by the Group at a national and global level and these considerations form part of the Group’s ongoing engagement with government policy teams, industry groups and regulators. Further information on specific areas of regulatory and supervisory requirements and changes are included below and in the disclosures on Risk Factors.

Risk management and mitigation of regulatory risk at Prudential includes:

-	Risk assessment of the Business Plan which includes consideration of the Group’s current strategies;
-	Close monitoring and assessment of our business environment and strategic risks;
-	The explicit consideration of risk themes in strategic decisions;
-	Ongoing engagement with national regulators, government policy teams and international standard setters; and
-	Compliance oversight to ensure adherence with in-force regulations and management of new regulatory developments.

●	Group-wide supervision. The GWS Framework became effective for the Group on 14 May 2021 following designation by the Hong Kong IA, subject to transitional arrangements allowed in legislation which have been agreed with the Hong Kong IA. Under the GWS Framework, all debt instruments, both senior and subordinated, issued by Prudential at the date of designation meet the transitional conditions set by the Hong Kong IA and are included as eligible Group capital resources.
●	Global regulatory developments: In the Group’s key markets, regulatory changes and reforms are in progress, with some uncertainty on the full impact to Prudential.
●	In China, regulatory tightening across a number of industries in 2021 will likely continue across other industries. Regulatory developments in China which may have more direct implications to the Group include the following:
-

Development of a holistic data governance regime in China, which have recently included the Data Security Law, the Personal Information Protection Law, and the revised Measures for Cybersecurity Review.

-	The CBIRC recently released new regulations on internet life insurance sales in China which include restrictions on the selling of certain long-term products online, effective 31 December 2021.
-

On 26 October 2021, the National Health Commission released for public comment draft rules on the internet healthcare services, usage of which has increased rapidly in China which include restrictions on online AI-driven diagnosis and treatments and requirements on meeting financial and operational criteria.

●	Regulators in Hong Kong and Malaysia are progressing with plans for their respective risk-based capital (RBC) regimes. The Hong Kong IA is permitting applications for early adoption of its framework. Meanwhile in China, on 30 December 2021, the CBIRC released the official regulation for its China Risk Oriented Solvency System (C-ROSS) II, to be effective for Q1 2022 solvency reporting.
●	In Indonesia, regulatory and supervisory focus on the insurance industry remains high, with a recent focus being on insurers’ governance and IT risk management and the requirements of 2014 Insurance Law relating to the separation of conventional and Sharia business.
●	The protection of customers is an increasing regulatory theme, with changes to the regulation of investment-linked products (ILP) progressing in Indonesia as well as Malaysia.
●	The pace and volume of climate-related regulatory changes both internationally and locally across Asia markets is also increasing. The IAIS published an application paper on the supervision of climate-related risks in the insurance sector in May 2021, while regulators, including the Hong Kong Monetary Authority, the Monetary Authority of Singapore, BNM in Malaysia and the Financial Supervisory Commission in Taiwan, are in the process of developing supervisory and disclosure requirements.

The Group is actively monitoring and engaging with supervisory authorities on these changes, among others. These changes may give rise to compliance, operational and disclosure risks requiring Prudential to coordinate across multiple jurisdictions in order to apply a consistent risk management approach.

●	Systemic risk regulation. Efforts to curb systemic risk and promote financial stability are also under way. These include developments by the Financial Stability Board (FSB) and International Association of Insurance Supervisors (IAIS) in the areas of the Common Framework (ComFrame), which establishes supervisory standards and guidance focusing on the effective group-wide supervision of Internationally Active Insurance Groups (IAIGs) such as Prudential, and the Insurance Capital Standard (ICS). Further detail on these developments are included in the disclosures on Risk Factors.
●	Inter-bank offered rate reforms. In July 2014, the FSB announced widespread reforms to address the integrity and reliability of IBORs. The discontinuation of IBORs in their current form and their replacement with alternative risk-free reference rates such as the Secured Overnight Financing Rate (SOFR) in the US and the Singapore Swap Offer Rate (SOR) could, among other things, impact the Group through an adverse effect on the value of Prudential’s assets and liabilities which are linked to, or which reference IBORs, a reduction in market liquidity during any period of transition and increased legal and conduct risks to the Group arising from changes required to documentation and its related obligations to its stakeholders.

Notes

1	Excluding assets held to cover linked liabilities and those of the consolidated investment funds.
2	Based on middle rating from Standard & Poor’s, Moody’s and Fitch. If unavailable, NAIC and other external ratings and then internal ratings have been used.
3	Source of segmentation: Bloomberg Sector, Bloomberg Group and Merrill Lynch. Anything that cannot be identified from the three sources noted is classified as other.

SUPERVISION AND REGULATION OF PRUDENTIAL

Prudential’s principal insurance and investment operations are in Asia and Africa. Accordingly, our operations are subject to applicable Asia and Africa insurance and other financial services regulations which are discussed below. Prior to the demerger of Jackson in September 2021, the Group was also subject to applicable US regulations which were discussed in the Supervision and Regulation of Prudential section in the 2020 Form 20-F.

Prudential’s individual insurance and asset management businesses are supervised at a local entity level and local statutory capital requirements apply. For more detailed information on the framework of local capital requirements, see note C10 of the consolidated financial statements. The Hong Kong Insurance Authority (Hong Kong IA) is the Group-wide supervisor for Prudential. The Hong Kong IA has developed a new Group-wide Supervision (GWS) Framework for multinational insurance groups under its supervision. The GWS Framework became effective for Prudential upon designation by the Hong Kong IA on 14 May 2021, subject to transitional arrangements. The framework is based on a principle-based and outcome-focused approach and allows the Hong Kong IA to exercise direct regulatory powers over the designated holding companies of multinational insurance groups.

The GWS Framework prescribes the Group regulatory capital requirements (both minimum and prescribed levels) which became applicable to the Group from 14 May 2021. Prior to the GWS Framework becoming effective, the Group applied the local capital summation method (LCSM). Further information is provided in the ‘Explanation of Performance and Other Financial Measures’ section and in note I(i) of Additional unaudited financial information.

Global regulatory developments and trends

Efforts to curb systemic risk and promote financial stability are under way. At the international level, the Financial Stability Board (FSB) continues to develop recommendations for the asset management and insurance sectors, including ongoing assessment of systemic risk measures. In November 2019 the IAIS adopted the Common Framework (ComFrame) which established supervisory standards and guidance focusing on the effective group-wide supervision of Internationally Active Insurance Groups (IAIGs). Prudential was included in the first register of IAIGs released by the IAIS on 1 July 2020 and was designated an IAIG by the Hong Kong IA following an assessment against the established criteria in ComFrame. The IAIS has also been developing the Insurance Capital Standard (ICS) as part of ComFrame. The implementation of ICS will be conducted in two phases: a five-year monitoring phase followed by an implementation phase. The Aggregation Method is one of the alternatives being considered as the default approach undertaken for the ICS during the monitoring period and the related proposals are being led by the National Association of Insurance Commissioners (NAIC).

The FSB has suspended Global Systemically Important Insurers (G-SII) designations until completion of a review to be undertaken in 2022. Concurrently, the FSB endorsed a new Holistic Framework (HF), intended for the assessment and mitigation of systemic risk in the insurance sector which was implemented by the IAIS. As part of the HF, many of the previous G-SII measures have already been adopted into the Insurance Core Principles (ICPs) and ComFrame, as well as under the Hong Kong IA’s GWS Framework. As an IAIG, Prudential is expected to be subject to these measures. The HF also includes a monitoring element for the identification of a build-up of systemic risk and to enable supervisors to take action where appropriate. There continues to be material change in the regulatory guidance in this area, including several areas still in development as part of the IAIS’ HF implementation and any new or changing regulations could have a further impact on Prudential.

In conduct regulation, there is increased focus at the international level and across jurisdictions on market policies, fairness, sustainable finance and responsible investment, culture and behaviour. Conduct regulators are also putting growing emphasis on the economic consequences that poor value products and services have on consumers. In Asia, distribution and product suitability linked to innovation continues to set the pace of conduct regulatory change. Prudential plc falls under scope of these conduct regulations and remains committed to meeting customer needs and expectations and ensuring regulatory changes are appropriately implemented.

Climate Change

Regulatory and legislative developments are increasingly including references to climate-related risks and incorporating reporting recommendations, such as those outlined in the Task Force on Climate-related Financial Disclosure (TCFD) framework. The TCFD framework provides guidance to enable more effective disclosures by businesses about their potential exposure to climate-related financial risks and opportunities. As a UK premium listed company, the Group is required to state, in its UK 2021 annual report, whether its climate-related disclosures are consistent with the TCFD recommendations, or to explain why not. Regulators including the Hong Kong Monetary Authority, the Monetary Authority of Singapore, Bank Negara Malaysia and the Financial Supervisory Commission in Taiwan are in the process of developing supervisory and disclosure requirements or guidelines related to environment and climate change. It is expected that other regulators will develop similar requirements. The Group’s focus is on continuing to strengthen its governance, oversight and risk management of climate-related risks, the implementation of its climate-related responsible investment commitments, and further developing its strategic approach to managing the climate impact of the Group’s business activities.

IBOR

In July 2014, the Financial Stability Board (FSB) announced widespread reforms to address the integrity and reliability of IBORs. Further, on 5 March 2021, the Financial Conduct Authority (FCA) announced final cessation dates for all LIBOR rates, with most US Dollar LIBOR rates ceasing on 30 June 2023 and all other rates ceasing on 31 December 2021. The market has identified alternative reference rates, including Secured Overnight Financing Rate (SOFR) for USD LIBOR and Sterling Overnight Index Average (SONIA) for GBP LIBOR. Many of Prudential’s assets and liabilities reference, or are linked to, LIBOR and extend past the expected transition date. A Group-wide program is in place to provide oversight and ensure appropriate resources are deployed during the transition period. While the demerger of Jackson in September 2021 has removed the majority of the Group’s exposure to LIBOR-linked assets, the working group focusing on the Group’s Asia operations has continued to manage the process of ensuring an orderly transition for LIBOR-linked asset holdings. Eastspring has also developed a contract remediation framework to review all financial and non-financial contracts for IBOR references ensuring a robust process is in place.

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

Data Privacy

A key focus for Prudential in 2021 was to continue driving consistency and automation in the management of data privacy activities in order to embed high standards across the Group. This was achieved through operationalisation of a global privacy management platform across Asia, Africa and the UK. In addition, a global privacy training programme was launched to ensure consistent understanding of the Group Privacy Policy.

Prudential’s Group Privacy Office continues to maintain oversight of data protection and privacy compliance. In light of the rapid evolution of the privacy regulations especially in Asia, the Group Privacy Office works across the Group to support and advise on ongoing privacy compliance as well as to provide a point of escalation for resolving issues. Privacy is integrated within the Group-wide Information Security & Privacy team, which reports to the Group Chief Information Security Officer, giving coverage of each region and the different countries in which Prudential operates.

The security measures that the Group takes to protect its data and systems are commensurate with local regulatory requirements and risk appetite. In practice, this means that the Group’s businesses must identify and classify data and operate a risk-based information security approach which leverages people, processes, and technology solutions. This is in the context of a Group-wide Information Security Policy and operating standards.

Disclosure obligations under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012

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

As at 31 December 2021, Prudential’s non-US affiliates have engaged in transactions with six persons sanctioned by the Office of Foreign Assets Control (OFAC) of the US Department of Treasury in relation to Iran, terrorism, proliferation of weapons of mass destruction and trading with North Korea. These transactions were entered into in compliance with laws and regulations applicable to the relevant affiliates.

The first individual, designated pursuant to US Executive Order 13224, took out a takaful certificate (a Sharia compliant life policy) with Prudential’s Malaysian insurance joint venture in October 2011 and was identified in March 2012 through periodic customer screening. The policy is denominated in Malaysian Ringgit and annual premium is RM 8,196 (US$1,954). The matter was reported to the Malaysian government regulatory authority, the Bank Negara Malaysia Financial Intelligence Unit. Currently, the policy is frozen with no top-up, withdrawal or claims permitted, although regular premium payment is still allowed in Malaysian Ringgit. The policy is in force, with no claims submitted or any outward payments made to date.

The second individual, also designated pursuant to US Executive Order 13224, is a beneficiary of three life insurance policies in his wife’s name, the first taken out in December 2010 and two others taken out in November 2011 with Prudential’s Indonesian insurance subsidiary. The annual premiums of the three life insurance policies are IDR 6,000,000 (US$420), IDR 12,000,000 (US$840) and IDR 12,000,000 (US$840) respectively. The matter was notified to the Indonesian governmental sanctions authority, the Pusat Pelaporan dan Analisis Transaksi Keuangan. All three policies remain in force and annual premiums are being funded by the policies’ cash value. As such, there have been no premiums received and there have also been no claims or other outward payments in 2021.

The third individual, designated on 30 August 2019 pursuant to US Executive Order 13810, took out four medical and critical illness policies denominated in New Taiwan Dollar between November 2012 and February 2015 with Prudential’s Taiwan insurance subsidiary. The annual premiums of the four policies are NT$20,856 (US$749), NT$22,956 (US$824), NT$12,048 (US$433) and NT$19,512 (US$701) respectively. The matter was identified during periodic customer screening in September 2019 and reported to the Taiwan Anti-Money Laundering Division of the Ministry of Justice’s Investigation Bureau. All policies are in force. A medical claim of NT$44,250 (US$1,588) was received in 2021 and appropriate processes were followed to determine the response in such a case. After due consideration by the local law enforcement authority, the Group AML function and the Group Money Laundering Reporting Officer (MLRO), the claim was paid out in June 2021 on the basis of contractual obligations to uphold a legitimate medical claim. Prudential’s Taiwan insurance subsidiary is not a US person and no US nexus in the transaction was identified.

The fourth individual, designated on 16 December 2020 pursuant to US Executive Order 13846, took out one endowment policy in March 2014 and is the life assured of an investment-linked policy taken out by his wife in November 2018 with Prudential’s Vietnam insurance subsidiary. The matter was identified during periodic customer screening in December 2020. Both policies are denominated in Vietnamese Dong and the annual premiums are VND25,800,000 (US$1,135) and VND 129,890,000 (US$5,715) respectively. The matter was reported to the Vietnam government regulatory authority, the State Bank of Vietnam. Premium of the endowment policy has been overdue since November 2020 and is being funded by the policy’s cash value. Both policies remain in force, with no claims submitted or any outward payments made to date.

The fifth individual, designated on 10 March 2021 pursuant to US Executive Order 14014, took out two endowment policies with Prudential’s Singapore insurance subsidiary between 2016 and 2018 with a total annual premium of SGD 78,024 (US$58,128). Both policies have been terminated on 31 May 2021 and the customer account has been frozen and segregated in the general ledger. Prior consent from the local law enforcement authority will be required prior to any pay out of the policies’ cash value.

The sixth individual, designated on 17 September 2021 pursuant to US Executive Order 13224, took out one endowment policy denominated in Hong Kong Dollar in June 2017 with Prudential’s Hong Kong insurance subsidiary and the annual premium is HKD60,813 (US$7,822). The policy is fully paid up since June 2021. The matter was reported to the Hong Kong government law enforcement agency. There is no claim or any outward payment made to date and Prudential will seek prior clearance from local authority for any future transaction with the individual.

As the provisioning of insurance liabilities is undertaken on a portfolio basis, it is not practical to estimate the net profits on the contracts referred to above. Prudential does not intend to engage in further new business dealings with these individuals.

Asia

Regulators, laws and major regulations of insurance business

Prudential’s businesses in Asia are subject to all relevant local regulatory and supervisory schemes. These laws and regulations vary from jurisdiction to jurisdiction, but it is the local regulators that typically grant (or revoke) licenses and therefore control the ability to operate a business.

The regulatory environment continues to evolve in Asia, where economies in the region are in various phases of maturity. In general (although there are exceptions), regulators in developing economies continue to build the regulatory framework relevant to their level of economic development. Increasing regulatory developments in the region will continue to affect Prudential’s Asia businesses.

A central issue for all regulators in 2021 continued to be efforts to ensure the financial and operational resilience of the insurance industry and the protection of consumers and policyholders of insurance products amid the Covid-19 pandemic. Efforts were made and new regulations and guidelines were issued to assist and require the industry to (i) assess, monitor and manage insurance and financial risks, including capital and solvency, (ii) introduce new coverages and services applicable for the risks specific to the crisis, (iii) launch/enhance new/existing sales and servicing platform with corresponding controls, while maintaining capability of meeting all regulatory requirements including ongoing filings.

Apart from the Covid-19 related issues, conduct of business and consumer protection continue to be a key priority for regulators in Asia. The focus continues to be on product design, commission structure, marketing literature, sales processes and various distribution business models.

Significant additional details of the regulatory regimes, to which Prudential’s Asia insurance operations are subject, are discussed below:

Hong Kong

Prudential currently operates two subsidiaries in Hong Kong for life (Prudential Hong Kong Limited (PHKL)) and general (Prudential General Insurance Hong Kong Limited) insurance businesses, with both entities now fully under the regulatory regime of the Hong Kong IA. The sale of mandatory pensions by agents is regulated by the Mandatory Provident Fund (MPF) Schemes Authority which supervises the MPF intermediaries. Investment-linked insurance and voluntary health insurance schemes manufactured by local insurers are also required to obtain approvals respectively from the Securities and Futures Commission (SFC) and the Food and Health Bureau, before launching of such businesses.

The Hong Kong IA has put in place comprehensive regulatory Guidelines (GL) covering all aspects of the insurance lifecycle, from product design to post-sale controls, to ensure customers’ expectations and needs are met. Major efforts were made by PHKL in 2020 to implement requirements introduced from key conduct-related GLs introduced in 2019, with full implementation completed in Q1 2021.

The Hong Kong IA took over the regulatory regime for direct supervision of intermediaries and enforcement in late 2020. The regulator continues to place focus of its supervisory process on conduct aspects covering agency administration, handling of premium by agents and claims handling. In 2021, PHKL further enhanced its internal control system and risk management approach to conduct risk to align with the regulator’s expectations.

The Hong Kong IA is also aligning the territory’s insurance regime with international standards and has been developing a risk-based capital (RBC) framework that comprises of quantitative and qualitative requirements and requires public disclosures and transparency of information.

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

In January 2021, the MAS released revised Technology Risk Management (TRM) Guidelines, which increased the role of the Board of Directors and Senior Management for TRM, increased focus on secured software development and new sections on cyber security operations.

The MAS also issued in July 2021 a consultation paper to refine tier structure requirements and introduce new requirements relating to remuneration for Financial Advisers (FAs). The consultation paper sets out MAS’ proposals to (i) clarify and refine tier structure requirements, (ii) consolidate and effect tier structure requirements and extend the application of the requirements to all FAs, (iii) introduce restrictions on the direct payment of remuneration to, and acceptance of remuneration by, representatives and/or supervisors of other FA firms.

The MAS’ Guidelines on Individual Accountability & Conduct (IAC Guidelines) came into effect from 10 September 2021. The IAC Guidelines are part of the MAS’ efforts to promote a culture of trust, accountability and ethical behaviour in the financial industry and focus on measures Financial Institutions should put in place to promote individual accountability of senior managers, strengthen oversight over material risk personnel, and reinforce standards of proper conduct among all employees.

Indonesia

PT. Prudential Life Assurance (PLA) is authorised to carry out long-term insurance business in Indonesia. Prudential’s operations in Indonesia are authorised to distribute life insurance products based on either conventional or Sharia principles, through agency, bancassurance (including direct marketing) and other alternate distribution channels.

The financial regulatory regime in Indonesia operates on a ‘twin peaks’ model with the Otoritas Jasa Keuangan (OJK) responsible for microprudential supervision and Bank Indonesia retaining its macroprudential responsibilities. The implementation of AML controls in the insurance industry is monitored by the Indonesian Financial Transaction Reports and Analysis Center, or Pusat Pelaporan dan Analisis Transaksi Keuangan in Indonesian.

Key new regulations from OJK in 2021 covered implementation requirements on risk management of insurance companies as well as how risk management is applied during the utilisation of Information Technology. The OJK has been proposing revised investment-linked product (ILP) regulations with the aim of increasing insurance penetration, better protection of customer interests and improving market conduct, and the final regulations are expected to be issued in the first quarter of 2022 with a transition period of 12 months. Various conventional insurers offering Sharia insurance, including PLA, are also working towards spinning off their Sharia business units into separately licensed entities.

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

Mainland China

CITIC-Prudential Life Insurance Company Limited, Prudential’s joint venture with CITIC in which Prudential has a 50 per cent share, is authorised to conduct life insurance business in China.

The body responsible for regulation of the insurance sector is the China Banking and Insurance Regulatory Commission (CBIRC). CBIRC reports directly to the State Council. CBIRC is authorised to conduct the administration, supervision and regulation of the Chinese insurance market and to ensure that the insurance industry operates in a stable manner in compliance with the law. CBIRC also has local offices in provinces and direct administrative cities and regions across the country, which set and administer implementation rules and guidelines in the application of the regulations introduced by CBIRC.

The People’s Bank of China (PBOC) oversees all AML activities in China and has actively been developing rules and guidance, requiring insurance companies to abide by the main AML law and regulations in connection with capital investment, transfers and set-up of new branches, as well as specifying senior management’s responsibilities on AML.

New laws and regulations were issued in 2021 to ensure sales quality and enhance customer protection by restricting online sales to only qualified products and strengthening corporate governance requirements. Recent changes in the development of a holistic data governance regime in China have included the Data Security Law, the Personal Information Protection Law (PIPL), and the revised Measures for Cybersecurity Review. The PIPL and Data Security Laws have extraterritorial jurisdiction over certain data processing activities outside China. In October 2021, the National Health Commission has issued draft rules for public consultation on internet healthcare services. Further, to enhance solvency reporting, in December 2021, the CBIRC further upgraded the China Risk Oriented Solvency System rules (C-ROSS II), to be effective for Q1 2022 solvency reporting.

Thailand

Prudential Life Assurance (Thailand) Public Company Limited (PLT) carries out life insurance business in Thailand. The Office of Insurance Commission (OIC), under the supervision of the Ministry of Finance regulates insurers, brokers and agents. The sale of Unit Linked products are regulated by the Securities and Exchange Commission (SEC).

The main regulation regarding AML in Thailand is the Anti-Money Laundering Act of 1999 (AMLA) which has been effective since August 1999. The Anti-Money Laundering Office was also established upon the enactment of the AMLA as a state agency in charge of enforcing the AMLA and anti-terrorism funding regulations, as well as reviewing the regulatory standards thereof. In this regard, the AMLA has undergone several amendments over the years.

The Personal Data Protection Commission has recently been established in January 2022, as regulator under Thailand’s Personal Data Protection Act (PDPA), which will become effective in June 2022. In addition, the PDPA’s draft subordinate regulations that were the subject of a series of public hearings in 2021 are likely to be issued in the near future.

Key regulatory developments in 2021 include various guidelines issued by the OIC covering aspects of IT Risk Management and Outsourcing. The OIC has also issued Guidelines on Market Conduct in February 2022 following industry consultation carried out in 2021, which continues the groundwork set up by an earlier 2020 market conduct regulation on the sale of insurance policies and duties carried out by insurance intermediaries.

Vietnam

Prudential Vietnam Assurance Private Limited (PVA) is licensed and regulated by the Ministry of Finance of Vietnam (the MoF) as a life insurance company. An insurance company is not permitted to operate both life and non-life insurance at the same time, except in the case of a life insurance company that offers personal health and protection care insurance as a supplement to life insurance.

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

A new Personal Data Protection Law was issued in 2021 to prevent misuse and abuse of personal information. A major revamp of the Insurance Business Law is under consultation and expected to be issued in 2023.

Other markets

Market	Operation	Key regulator	AML regulator/regulation
Cambodia	Prudential (Cambodia) Life Assurance PLC (PCLA)	Insurance Regulator of Cambodia (under the Non-Banking Financial Service Authority)	Cambodian Financial Intelligence Unit
India	ICICI Prudential Life Insurance Company Limited	The Insurance Regulatory & Development Authority of India (IRDAI)	Prevention of Money Laundering Act 2002 and specific guidelines issued by the IRDAI in this regard.
Laos	Prudential Life Assurance (Lao) Company Limited (PLAL)	Ministry of Finance and its regulatory unit, Department of Government Investment Enterprise and Insurance Management Authority (DSI)	Anti-Money Laundering Intelligence Office (AMLIO)
Myanmar	Prudential Myanmar Life Insurance Company Limited (PMLI)	Financial Regulatory Department (under the Ministry of Planning and Finance (MoPF))	Myanmar Financial Intelligence Unit
Philippines	Pru Life Insurance Corporation of UK (PLUK)	Insurance Commission (IC).	Anti-Money Laundering Council (AMLC).
Taiwan	PCA Life Assurance Company Limited	The Financial Supervisory Commission (FSC)	The Anti-Money Laundering Division (AMLD) as part of the IB under the Ministry of Justice

Regulation of investment and fund management businesses and other regulated operations

Prudential conducts investment and fund management businesses through subsidiaries or joint ventures (JVs) in Asia in Hong Kong, Japan, Korea, Taiwan, Mainland China, India, Singapore, Malaysia, Vietnam and Indonesia. Eastspring Investments also has a presence in Luxembourg, the US and the UK. All operations are authorised and licensed by the relevant authorities. Depending on the licensing regime in the respective jurisdiction, Eastspring entities are generally authorised to conduct fund/investment management and investment advisory activities for both retail and institutional funds. In addition, two of the JV companies are licensed to provide Trust services to funds.

Significant additional details of the regulatory regimes, to which Prudential’s Asia asset management operations are subject, are discussed below:

Singapore

Eastspring Singapore is regulated by the MAS. The Company holds a Capital Markets Services Licence under the Securities and Futures Act, Cap 286 (SFA) to conduct the following regulated activities: (a) fund management and (b) dealing in securities. Eastspring Singapore is also an exempt financial adviser under the Financial Advisers Act, Cap 110 (FFA). In addition, Eastspring Singapore holds other registrations outside of Singapore, including the Registered Investment Adviser with the US SEC and the Renminbi Qualified Foreign Institutional Investors with the China Securities Regulatory Commission (CSRC) in China. As such, the US SEC and CSRC regulations relevant to these registrations apply to Eastspring Singapore. Furthermore, Eastspring Singapore is the appointed fund manager and global distributor of the Eastspring Investments Luxembourg SICAV funds. Accordingly, the UCITS regulations issued by the Commission de Surveillance du Secteur Financier (CSSF) and certain aspects of the MiFID II requirements by the European Securities and Markets Authority are relevant to Eastspring Singapore.

The MAS continues to focus on the areas of risk management, outsourcing, culture, conduct and individual obligations. In addition, the MAS has announced that new disclosure standards for retail funds with ESG investment objectives will be set out in 2022. The pace and complexity of regulatory changes issued by MAS is expected to continue. MAS supports the development and use of regulatory technology to enhance risk management of financial institutions. Increasingly, the use of artificial intelligence and data analytics features during MAS’ supervision and inspection of financial institutions.

CSSF emphasis revolves around the protection of customer, prevention and detection of AML, development of ESG regulations and risk management. For customer protection, CSSF has initiated industry surveys as part of their supervision on the expenses and fees charged to funds, and has increased the disclosure requirements to ensure transparency to fund investors. CSSF has also issued more detailed guidance on the expected AML control requirements as well as on the sustainability related disclosures to be included in the fund prospectus. In response to the current market conditions, CSSF has modified the liquidity management and stress testing requirements of the funds imposed in 2020 as part of the Covid-19 measures.

India

ICICI Prudential Asset Management Company and ICICI Prudential Trust are Prudential’s two asset management related JVs with ICICI Bank. These two entities are registered with the Securities and Exchange Board of India (SEBI) to perform asset management activities and to act as trustees to funds registered with SEBI respectively.

SEBI is primarily set up to protect the interests of investors in the securities market. It promotes the development of the securities market and regulates the business. It regulates the operations of depositories, participants, custodians of securities, foreign portfolio investors, and credit rating agencies and acts to prohibit fraudulent and unfair trade practices related to the securities market. It ensures that investors are educated on the securities markets, and undertakes research and development to ensure the securities market is efficient at all times.

Recent focus areas for SEBI includes the improvement of fund liquidity risk management by the introduction of swing pricing mechanisms and enhancing the protection of investors’ interests by strengthening the requirement to obtain majority unit holder consent during fund closure.

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

Thailand

TMBAM Eastspring and TFund Eastspring, Prudential’s majority owned subsidiaries are both investment management companies regulated by the Securities and Exchange Commission of Thailand. They are licenced to conduct Mutual Fund Management, Private Fund Management, Investment Advisory Services, Derivatives Fund Manager and Derivatives Advisory Services.

The core obligation of the SEC as prescribed by the Securities and Exchange Act is to carry out supervision. The SEC has the responsibility to issue rules and regulations, ensure compliance and pursue enforcement in case of violations. In order to create an effective supervisory mechanism and sustainable capital market, the SEC has moved towards more principle-based regulations and self-discipline among practitioners by issuing preventive regulations, conducting monitoring activities, imposing enforcement actions and providing supportive measures to improve regulatory standards and practices within the financial industry.

Mainland China

Eastspring Overseas Investment Fund Management (Shanghai) Company Limited and Eastspring Investment Fund Management (Shanghai) Company Limited, both Eastspring subsidiaries, as well as CITIC-Prudential Fund Management, Prudential’s asset management joint venture with CITIC Trust, and its subsidiary, CITIC CP Asset Management Company, are governed by the China Securities Regulatory Commission (CSRC). The duties of CSRC includes the formulation and development of policies, rules and regulations for the securities and futures markets as well as to perform regulatory supervision over the management and the managerial officials of the relevant companies.

In addition, these entities need to abide by the self-regulatory rules established by Asset Management Association of China (AMAC), covering private investment fund management institutions, fund products, qualified investors, fund custody, fund sales, fund investment, information disclosure, accounting, fund valuation and outsourcing of services.

In 2021, the CSRC issued new rules for private funds in China, reinforcing the country’s supervision of private funds, cracking down on violations emerging in the past and protecting the legal rights and interests of investors. In addition, the first comprehensive personal data protection legislation, Personal Information Protection Law, or PIPL, which imposes stringent obligations of a similar standard to the EU General Data Protection Regulation has been passed.

Other key regulators for the Eastspring businesses are as follows:

Market	Operation	Key regulator
Hong Kong	Eastspring Investments (Hong Kong) Limited	Securities and Futures Commission (SFC)
Indonesia	PT Eastspring Investments Indonesia	Otoritas Jasa Keuangan (OJK)
Japan	Eastspring Investments Limited	Japan Financial Services Agency (JFSA)
Luxembourg	Eastspring Investments (Luxembourg) S.A.	Commission de Surveillance du Secteur Financier (CSSF)
Malaysia	Eastspring Investments Berhad	Securities Commission Malaysia (SC) Federation of Investment Managers (FiMM)
Eastspring Al-Wara’ Investments Berhad
Philippines	Pru Life UK Asset Management and Trust Corporation	Bangko Sentral ng Pilipinas (BSP)
South Korea	Eastspring Asset Management Korea Co. Ltd.	Financial Supervisory Committee (FSC)
Taiwan	Eastspring Securities Investment Trust Co. Ltd.	Financial Supervisory Commission Republic of China (Taiwan) (FSC) Securities Investment Trust & Consulting Association (SITCA)
United States	Eastspring Investments Inc.	Securities Exchange Commission (SEC) Financial Industry Regulatory Authority (FINRA)
Vietnam	Eastspring Investments Fund Management Company	State Securities Commission of Vietnam (SSC)

Africa

Prudential has operations in Ghana, Kenya, Uganda, Zambia, Nigeria, Cameroon, Côte d’Ivoire and Togo. The regulatory landscape in these jurisdictions continues to evolve and regulators are introducing new laws and regulations to strengthen the financial market, develop a safe and stable insurance industry and further insurance penetration. In Kenya, the National Treasury developed a draft National Insurance Policy in 2021. In Ghana, the National Insurance Commission (NIC) revised the minimum capital requirements, and the Ghanaian government has approved the new Insurance Act of 2021. In Zambia, the Parliament passed the Insurance Act 36 of 2021. In Nigeria the minimum capital requirement was increased by the National Insurance Commission (NAICOM) earlier in 2019. These developments impact the businesses in Africa and will improve market practices and customer protection and awareness.

GOVERNANCE

Introduction

While the challenges of the pandemic continued during 2021, it was an eventful first year for Shriti Vadera as Chair of Prudential. We took significant steps as a company with thanks to Board members, management, colleagues and shareholders for their commitment, support and, at times, their patience.

Recognising the huge impact on individuals and communities alike, we have worked assiduously to support our staff and customers throughout 2021. The Board has continued, in large part, to operate virtually, with members meeting together only where permissible and possible. There was a small window in November 2021 when more of us were able to meet in London and this provided an invaluable opportunity for the face-to-face connection which has been sadly absent over the last two years.

Board composition

The Board has continued to evolve to reflect the Group’s changing geographic footprint and strategic focus on our transformation to a purely Asian and African-focused growth company. In addition to changes to the Executive team, one of our key priorities has been changes to the non-executive composition of the Board. While a number of long-standing Directors have come to the end of their tenure, we have been delighted with the appointments of the three Non-executive Directors who joined us in 2021 - Chua Sock Koong, Ming Lu and Jeanette Wong - together with George Sartorel who joined the Board in January of this year. Between them, they bring a depth and breadth of operational experience in Asia and add to the diversity of thought and perspectives around the Boardroom table. They enhance the Board’s familiarity with digital technology, and better enable it to support and challenge the business at an operational level. We introduced Sock Koong, Ming and Jeanette at last year’s Annual General Meeting (AGM). George brings deep operating expertise in insurance from a long career in the sector across the Asia Pacific region, as well as experience of digital transformation. We will continue to seek Asian, specialist financial services and digital experience in the next phase of appointments.

We are sorry to say goodbye to some long-standing members of the Board who have seen the Group through a period of transformation. Following Kai Nargolwala’s retirement from the Board at the AGM in May 2021, Fields Wicker-Miurin retired from the Board on 31 December 2021. Fields was a valued member of the Board, the Remuneration Committee and the Board’s Responsibility & Sustainability Working Group (RSWG) since its inception.

On reaching the end of their nine-year tenure, Anthony Nightingale and Alice Schroeder will step down from the Board at the conclusion of the 2022 AGM. Alice has been a valuable long-standing member of both the Audit and Risk Committees and we are particularly grateful for her work setting up and chairing the RSWG since February 2021. Anthony has brought considerable experience and insight to the Board, Nomination & Governance Committee and as Chair of the Remuneration Committee since 2015, in which role he has been highly diligent in engagement with our shareholders. As previously announced, Chua Sock Koong will succeed Anthony as Chair of the Remuneration Committee following the conclusion of the 2022 AGM. We would like to thank all of them for their contributions.

To ensure a smooth transition and to mitigate some of the loss of institutional memory of those Directors stepping down, we have brought the new joiners onto the Board early. This overlap means that the Board is larger in the medium term than is expected over the longer term, but this enables new members to benefit from the out-going members’ experience and insight. As a further important element of ensuring stability and continuity of knowledge during this period of transition and as the average tenure of Board members will be a little over three years following the 2022 AGM, the Board considered that it would be in the best interests of the Company to extend the tenure of the Senior Independent Director, Philip Remnant, by one year to the 2023 AGM. We have sought the view of major shareholders as part of our annual programme of engagement and are grateful for the support indicated so far.

Board agenda in 2021

We have set out in this report the transformation of the Group in 2021 and the key transactions which took place. Overseeing those transactions and the necessary documentation took up a significant amount of the Board and management’s attention during the year. We are grateful to all for the additional time put in, which ensured that the Board agenda progressed on a number of other fronts at the same time.

Alongside the corporate transactions, the focus of the Board’s agenda has been to deepen its knowledge of Prudential’s individual businesses through a series of deep dives with local management teams. These have focused on the specifics of each business alongside cross-cutting themes, their customer propositions, distribution strategies including the use of digital, their competitive landscape, the particular challenges they face and how they are meeting them. It has been beneficial and rewarding to meet different teams across the Group (albeit largely virtually), to hear their experiences and witness the energy they bring to supporting customers, employees, agents and communities, including through the pandemic. The Chair of the Board is looking forward to being able to hold these sessions in person in the near future.

As noted last year, good governance includes a commitment to continuous improvement and to that end we are grateful to Jeremy Anderson for leading an exercise to consider lessons for the Board to learn from the revision to Jackson’s hedge modelling, announced last January, which had an impact on Jackson’s statutory capital. Building on the work done by management and internal audit to look at policies and controls in relation to model risk management, Mr Anderson made a number of recommendations to enhance governance oversight arrangements at Group and at our business units. Further detail is included in his report.

Impact on, and engagement with, key stakeholders

The Board considers ESG matters as needing to be fully integrated and aligned with its core business strategy. ESG, including climate change, is overseen by the Board, which is responsible for determining overall strategy and prioritisation of key focus areas, and to ensure our ESG strategic framework (published in 2020) is being embedded across our business. We established the RSWG to devote more time to overseeing our work on the environment, communities, diversity, inclusion, people and culture, the embedding of our ESG framework, the enhancement of disclosures for 2021 and to employee engagement activities. During 2021, we reviewed various voluntary reporting frameworks and decided to prioritise reporting in line with the Sustainability Accounting Standards Board Insurance Standard for 2021. As a significant asset manager and asset owner in regions forecast to be severely impacted by climate change, Prudential has a distinctive role to play in the transition to a low-carbon economy. Recognising this, in May 2021, we set a target to be net zero by 2050 for our insurance assets supported by a 25 per cent reduction in the weighted average carbon intensity of our investment portfolio by 2025.

Alongside consideration of the impact Prudential can have across its customers, communities and wider stakeholders, the Board has focused on the wellbeing of our employees through 2021, not least as we continue to adjust to the impact of the pandemic on working practices and as the organisation goes through a period of significant change. 2021 was the second year of a three-year plan to promote and embed a diverse and inclusive culture and our chosen behaviours across the Group, and the Board has participated in a number of employee engagement activities and seen how the Group’s values are being embedded in our business.

Focus for 2022

We hope this report and those of the Committee Chairs demonstrates the careful work, challenge and oversight undertaken in 2021. After a year of significant change and external uncertainties, in 2022 the Board will focus on delivery of the opportunities we believe our strategic decisions have positioned Prudential to realise across our markets. The Covid-19 pandemic and its effects will continue to impact the markets and societies in which we operate, so we will focus on the wellbeing of our staff and the development and delivery of products and services which best support our customers and policyholders. We will invest in our skills and capabilities as Pulse positions us for digitally-enabled delivery of health protection, insurance and wealth management products and services. We will continue to build on our leading positions in Hong Kong and South-east Asia, and where we see the greatest growth opportunities in the largest economies of China, India, Indonesia and Thailand. Technology innovation, adaptation and adoption will continue to be a key driver and enabler of our strategy.

The on going pandemic meant that the Chair was unable to meet shareholders in person at our AGM in 2021, though she welcomed the engagement we were able to have through the virtual meetings. We were able to hold a hybrid General Meeting (GM) in August 2021 for the vote on the demerger of Jackson, while throughout the year the Chair was pleased to meet with Prudential’s major investors, though largely virtually rather than in-person. We hope that the AGM in 2022 provides the first opportunity for the Chair to meet with shareholders at the AGM in person, public health circumstances permitting. The detailed arrangements will be communicated in our AGM Notice published in April 2022.

Board of Directors

Changes to the Board in 2021:

-	On 1 January 2021, Shriti Vadera became the Chair of the Board
-	On 12 May 2021, Chua Sock Koong, Ming Lu and Jeanette Wong joined the Board
-	Following the conclusion of the 2021 AGM held on 13 May 2021, Kaikhushru Nargolwala retired from the Board
-	On 31 December 2021, Fields Wicker-Miurin retired from the Board

Changes to the Board in 2022:

-	On 14 January 2022, George Sartorel joined the Board
-

As announced on 10 February 2022, at the end of March 2022 Mike Wells will retire from his role as Group Chief Executive and step down from the Board. Mark FitzPatrick, currently Group Chief Financial Officer and Chief Operating Officer, will become Interim Group Chief Executive and James Turner, currently Group Chief Risk and Compliance Officer, will become Group Chief Financial Officer. Avnish Kalra will succeed Mr Turner as Group Chief Risk and Compliance Officer and will join the Group Executive Committee.

-	Following the conclusion of the 2022 AGM to be held on 26 May 2022, Anthony Nightingale and Alice Schroeder will retire from the Board

The composition of the Prudential Corporation Asia Limited board of directors mirrors the Prudential plc Board.

Changes to Board Committee Membership:

-	On 1 January 2021, Shriti Vadera became the Chair of the Nomination & Governance Committee
-

On 4 February 2021, Jeremy Anderson stepped down from the Nomination & Governance Committee and became a member of the Responsibility & Sustainability Working Group . David Law stepped down from the Nomination & Governance Committee and joined the Remuneration Committee and Tom Watjen joined the Nomination & Governance Committee

-	On 4 February 2021, Fields Wicker-Miurin and Kai Nargolwala joined the Responsibility & Sustainability Working Group
-	On 3 March 2021, Amy Yip stepped down from the Remuneration Committee and joined the Audit Committee
-

On 12 May 2021, Chua Sock Koong joined the Audit Committee and Remuneration Committee , Ming Lu joined the Nomination & Governance Committee and Risk Committee and Jeanette Wong joined the Audit Committee and Risk Committee

-	On 1 November 2021, Jeanette Wong joined the Responsibility & Sustainability Working Group

Shriti Vadera

Chair

Appointed to the Board: May 2020

Appointed Chair: January 2021

Age: 59

Relevant skills and experience

Shriti brings senior boardroom experience and leadership skills at complex organisations, including extensive experience in the financial services sector, with international operations and at the highest level of international negotiations between Governments and in multilateral organisations. She contributes her wide-ranging and global experience in economics, public policy and strategy, as well as her deep understanding and insight into global and emerging markets and the macro-political and economic environment.

Shriti was chair of Santander UK Group Holdings, the Senior Independent Director at BHP and a Non-executive Director of Astra Zeneca. Between 2009 and 2014, she undertook a wide range of assignments, such as advising the South Korean Chair of the G20, two European countries on the Eurozone and banking crisis, the African Development Bank on infrastructure financing and a number of global investors and sovereign wealth funds on strategy and economic and market developments.

From 2007 to 2009, Shriti was a Minister in the UK government, serving in the Cabinet Office, Business Department and International Development Department. She led on the UK Government’s response to the global financial crisis and its Presidency of the G20. From 1999 to 2007, she was a member of HM Treasury’s Council of Economic Advisers.

Shriti’s career began with 15 years in investment banking with SG Warburg/UBS, where she had a strong focus on emerging markets.

Key current external appointments

-	Institute of International Finance, Board Member
-	Chair, The Royal Shakespeare Company

Michael Wells

Group Chief Executive

Appointed to the Board: January 2011

Appointed Group Chief Executive: June 2015

Age: 61

Relevant skills and experience

Mike has more than three decades’ experience in insurance and retirement services, having started his career at the US brokerage house Dean Witter, before going on to become a managing director at Smith Barney Shearson.

Mike joined the Prudential Group in 1995 and became Chief Operating Officer and Vice-Chairman of Jackson in 2003. In 2011, he was appointed President and Chief Executive Officer of Jackson, and joined the Board of Prudential.

During his leadership of Jackson, Mike was responsible for the development of Jackson’s market-leading range of retirement solutions. He was also part of the Jackson teams that purchased and successfully integrated a savings institute and two life companies.

Key current external appointments

-	International Advisory Panel of the Monetary Authority of Singapore
-	San Diego University Advisory Board
-	China Children Development Foundation

Mark FitzPatrick CA

Group Chief Financial Officer and Chief Operating Officer

Appointed to the Board: July 2017

Age: 53

Relevant skills and experience

Mark has a strong background across financial services, insurance and investment management, encompassing wide geographical experience relevant to the Group’s key markets.

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

Mark is also a Director of Prudential Services Limited and Pulse Ecosystems Pte. Ltd, which are wholly owned Prudential subsidiaries. Mark is co-Chair of the Prudential Diversity & Inclusion Council and the Chair of the Group ESG Committee.

Key current external appointment

-	British Heart Foundation
-	Scottish Mortgage Investment Trust plc

The Hon. Philip Remnant CBE FCA

Senior Independent Director

Appointed to the Board: January 2013

Age: 67

Relevant skills and experience

Philip is a chartered accountant and brings substantial advisory, regulatory and listed company experience to the Board, having worked in senior roles across the financial services sector, including asset management, in the UK and Europe.

Philip was formerly a senior adviser at Credit Suisse and a Vice Chairman of Credit Suisse First Boston Europe and Head of its UK Investment Banking Department. He was twice seconded to the role of Director General of the Takeover Panel. Philip served on the board of Northern Rock plc and was Chairman of the Shareholder Executive. Philip also served on the board of UK Financial Investments Limited and was Chairman of The City of London Investment Trust plc and of M&G Group Limited.

Key current external appointments

-	Severn Trent plc
-	Takeover Panel (deputy chairman)

James Turner FSA FCSI FRM

Group Chief Risk and Compliance Officer

Appointed to the Board: March 2018

Age: 52

Relevant skills and experience

Having held senior positions at Prudential for over a decade, James has a wide-ranging understanding of the business and draws on previous experience across internal audit, finance and compliance, as well as technical knowledge and skills, relevant to his role.

James joined Prudential as the Director of Group-wide Internal Audit and was appointed Director of Group Finance in September 2015. James joined the Board as the Group Chief Risk Officer in March 2018 and in July 2019 assumed responsibility for Group Compliance, relocating to Hong Kong in August 2019.

Jeremy Anderson CBE

Non-executive Director

Appointed to the Board: January 2020

Age: 63

Relevant skills and experience

Jeremy brings to the Board substantial leadership experience in the financial services sector across Asia. He has extensive technical audit and risk management skills and experience, particularly with regards to multinational companies.

Jeremy was formerly the Chairman of Global Financial Services at KPMG International having previously been in charge of its UK Financial Services Practice and held roles including, Head of Financial Services KPMG Europe, Head of Clients and Markets KPMG Europe and CEO of KPMG’s UK consulting business. Jeremy served as a member of the Group Management Board of Atos Origin and as Head of its UK operations. Jeremy also served on the board of the UK Commission for Employment and Skills.

Key current external appointments

-	UBS Group AG/UBS AG (Audit Committee Chair, Senior Independent Director, Vice-Chair)
-	The Productivity Group
-	The Kingham Hill Trust

Chua Sock Koong

Non-executive Director

Appointed to the Board: May 2021

Age: 64

Relevant skills and experience

Sock Koong has more than 30 years’ experience in business leadership, operations, information technology and digitalisation throughout Asia.

From 2007 to 2020, Sock Koong was Chief Executive Officer of Singapore Telecommunications Limited (Singtel), Asia’s leading communications technology group, having previously held a number of senior roles at the firm, including Treasurer, Chief Executive Officer International and Group Chief Financial Officer.

Key current external appointments

-	Bharti Airtel Limited & Bharti Telecom Limited
-	Cap Vista Pte Ltd
-	Defence Science and Technology Agency
-	The Singapore Public Service Commission
-	The Singapore Council of Presidential Advisers
-	Royal Philips NV

David Law ACA

Non-executive Director

Appointed to the Board: September 2015

Age: 61

Relevant skills and experience

David has extensive technical knowledge and skills in audit, accounting and financial reporting matters and experience across the Group’s key markets, and across a number of industry sectors, particularly insurance.

David is a chartered accountant and spent almost 33 years working with Price Waterhouse and PricewaterhouseCoopers (PwC). During that time he was, amongst other things, the global leader of PwC’s insurance practice, a partner in the UK firm, and worked as the lead audit partner for multinational insurance companies. He also led PwC’s insurance and investment management assurance practice in London and the firm’s Scottish assurance division. After his retirement from PwC, David became a director and Chief Executive Officer of L&F Holdings Limited and its subsidiaries, which is the professional indemnity captive insurance group which serves the PwC network and its member firms. David retired from this role in June 2019.

Key current external appointments

-	University of Edinburgh (Chair of Audit and Risk Committee; Membership of Exception Committee, Nominations Committee and Remuneration Committee)

Ming Lu

Non-executive Director

Appointed to the Board: May 2021

Age: 63

Relevant skills and experience

Ming has over 30 years’ experience of investing and developing businesses throughout the Asia Pacific region.

Ming is the Head of Asia Pacific at KKR Asia Limited and is a Partner of Kohlberg Kravis Roberts & Co. L.P. He also serves as a member of the KKR Asian Private Equity Investment Committee, KKR Asian Portfolio Management Committee and KKR Investment, Management and Distribution Committee. Since 2018 he has played an important role in KKR’s Asia growth and expansion and has served as a member of the Asia Infrastructure Investment Committee and Asia Real Estate Investment Committee.

Ming previously worked for CITIC, the largest direct investment firm in China, before moving to Kraft Foods International Inc.. He was president of Asia Pacific at Lucas Varity, and a partner at CCMP Capital Asia (formerly J.P. Morgan Partners Asia), where he was responsible for investment in the automotive, consumer and industrial sectors across a number of countries throughout Asia. Ming has also held directorships at Ma San Consumer Corporation, Mandala Energy Management Pte Ltd, Weststar Aviation Service Sdn Bhd and MMI Technologies Pte Ltd.

Key current external appointments

-	KKR Asia Ltd
-	Goodpack Pte Ltd

Anthony Nightingale CMG SBS JP

Non-executive Director

Appointed to the Board: June 2013

Age: 74

Relevant skills and experience

Anthony has extensive listed company experience and knowledge of the Asian markets.

From 2006 to 2012, Anthony was managing director of the Jardine Matheson Group, having previously held a number of senior executive positions with the firm. Anthony was formerly a director of Schindler Holding Limited, chairman of the Hong Kong General Chamber of Commerce, an Asia-Pacific Economic Cooperation (APEC) Business Advisory Council Representative of Hong Kong, China and the Hong Kong representative to the APEC Vision Group.

Key current external appointments

-	Jardine Matheson Holdings (and other Jardine Matheson group companies)
-	Shui On Land Limited
-	Vitasoy International Holdings Limited
-	The Innovation and Strategic Development Council in Hong Kong

George Sartorel

Non-executive Director

Appointed to the Board: January 2022

Age: 64

Relevant skills and experience

George has considerable operational expertise in financial services, following a career spanning 40 years in the insurance industry including across the Asia Pacific region.

From 2014 to 2019 he was the regional Chief Executive Officer of Allianz’s Asia Pacific business, having previously held a range of senior roles for Allianz including Chief Executive of Allianz Italy, Chief Executive of Allianz Turkey, Global Head of Change Programmes for the Allianz Group, General Manager of Allianz Malaysia, Allianz Australia and New Zealand. He also previously sat on the Financial Advisory Panel of the Monetary Authority of Singapore from 2015 to 2019.

Mr Sartorel began his career at Manufacturers Mutual Insurance in Australia.

Key current external appointments

-	Insurance Australia Group Limited

Alice Schroeder

Non-executive Director

Appointed to the Board: June 2013

Age: 65

Relevant skills and experience

Alice has extensive business transformation and management experience at the executive and board level, across the insurance, asset management, technology and financial services industries in the United States.

Alice was formerly a director of Bank of America Merrill Lynch International, an independent board member of the Cetera Financial Group and held the office of chief executive officer and chair of WebTuner (now Showfer Media LLC). Alice was also a managing director at CIBC Oppenheimer, PaineWebber (now UBS) and Morgan Stanley. Alice began her career at Ernst & Young as a qualified accountant, before joining the Financial Accounting Standards Board, where she oversaw the issuance of several significant insurance accounting standards.

Key current external appointments

-	HSBC North America Holdings Inc.
-	RefleXion Medical Inc.
-	Quincy Health, LLC
-	Natus Medical Incorporated
-	Westland Insurance Group Ltd
-	Carbon Streaming Corporation

Thomas Watjen

Non-executive Director

Appointed to the Board: July 2017

Age: 67

Relevant skills and experience

Tom has experience across the insurance, asset management and financial services industries as well as experience with listed companies in the United Kingdom and the United States.

Tom was formerly a director of Sun Trust Bank, an executive vice president and the chief financial officer of Provident Companies Inc. and, following Provident’s merger with Unum, president and chief executive officer of the renamed Unum Group. Tom started his career at Aetna Life and Casualty before joining Conning & Company, an investment and asset management provider, where he became a partner in the consulting and private capital areas. He joined Morgan Stanley in 1987 and became a managing director in its insurance practice.

Key current external appointments

-	Arch Capital Group Limited
-	LocatorX, Inc

Jeanette Wong

Non-executive Director

Appointed to the Board: May 2021

Age: 62

Relevant skills and experience

Jeanette brings to the Board operational skills and experience in the financial services sector, following a career spanning more than 35 years across South-east Asia and the broader Asia Pacific region.

From 2008 to 2019, she led DBS Group’s institutional banking business, where she was responsible for corporate banking, global transaction services, strategic advisory, and mergers and acquisitions. Prior to this, Jeanette was DBS Group’s Chief Administrative Officer then, from 2003 to 2008, the firm’s Chief Financial Officer. As part of her role at DBS Group, Jeanette held non-executive director positions with ASEAN Finance Corporation, TMB Bank and the Bank of the Philippine Islands.

Jeanette began her career in Singapore at Banque Paribas before moving to Citibank and then JPMorgan in Singapore, where she held senior pan-Asian roles. She has previously served as a non-executive director of Fullerton Fund Management Ltd and Neptune Orient Lines Limited.

Key current external appointments

-	UBS Group AG
-	PSA International Pte Ltd
-	Council of CareShield Life (Chair)
-	Singapore Airlines Limited
-	Singapore Securities Industry Council
-	GIC Pte Ltd (Board Risk Committee Member)

Amy Yip

Non-executive Director

Appointed to the Board: September 2019

Age: 70

Relevant skills and experience

Amy has extensive skills and experience in banking, insurance, asset management and government following a career spanning more than 40 years in China and South-east Asia.

Amy was formerly a non-executive director of Deutsche Börse AG, Temenos Group AG, Fidelity Funds, Vita Green, Hong Kong and an Executive Director of Reserves Management at the Hong Kong Monetary Authority.

From 2006 to 2010, Amy was Chief Executive Officer of DBS Bank (Hong Kong) Limited, where she was concurrently Head of its wealth management group and previously chair of DBS asset management. Amy began her career at the Morgan Guaranty Trust Company of New York, going on to hold progressively senior appointments at Rothschild Asset Management and Citibank Private Bank.

Key current external appointments

-	AIG Insurance Hong Kong Limited
-	EFG Bank and EFG Bank International (Chairman, Asia Pacific Advisory Board)

Tom Clarkson

Company Secretary

Appointed to the Role: August 2019

Age: 46

Tom is the Company Secretary and plays a pivotal role in the governance and administration of Prudential and is a trusted adviser to the Board.

Prior to his appointment as Company Secretary, Tom held a number of senior roles at Prudential, including Head of Compliance, Business Partners and prior to that, Group Litigation & Regulatory Counsel.

Tom is an admitted solicitor, having practised law at Herbert Smith LLP, London from 2002 to 2012, which included secondments to Lloyds Banking Group and Royal Bank of Scotland.

Group Executive Committee

The Group Executive Committee (GEC) comprises the Executive Directors, the Chief Executive of Asia and Africa, and the Group Human Resources Director.

The GEC is a management committee constituted to support the Group Chief Executive, who also chairs the GEC. For the purposes of the Hong Kong Listing Rules, Senior Management is defined as the members of the GEC.

Jolene Chen

Group Human Resources Director

Appointment to the GEC: June 2019

Age: 62

Relevant skills and experience

Jolene is the Group Human Resources Director, appointed to that role in June 2019, and has been part of the Prudential Group since July 2011.

Jolene is responsible for driving the Culture and People strategies across the Group. She is also a Councillor of Prudence Foundation, the community investment arm of Prudential and is Co-Chair of our Global Diversity and Inclusion Council.

Jolene has more than 30 years’ international experience. Prior to joining Prudential, she spent over 21 years with multinational companies in a variety of resourcing, organisational design, talent management, learning and development and human resources roles.

Nicolaos Nicandrou

Chief Executive, Asia and Africa

Appointment to the GEC: October 2009

Age: 56

Relevant skills and experience

Nic became Chief Executive, Asia and Africa in July 2017 and is responsible for Prudential Corporation Asia’s life insurance and asset management business across 14 markets in Asia. Nic is also the chairman of CITIC-Prudential Life Insurance Limited. Nic started his career at PwC. Before joining Prudential as an Executive Director and Chief Financial Officer in 2009, he worked at Aviva, where he held a number of senior finance roles, including as Norwich Union Life’s finance director and board member, Aviva group financial control director, Aviva group financial management and reporting director and CGNU group financial reporting director.

Board Practices

How we operate

Board and Committee structure

The Board of Directors is collectively responsible for the long-term success of Prudential

The Audit Committee assists the Board in meeting its responsibilities for the integrity of the Group’s financial reporting, including the effectiveness of the internal control and risk management system and for monitoring the effectiveness and objectivity of internal and external auditors.

The Risk Committee assists with the oversight of the Group’s risk appetite, tolerance and strategy. Monitors current and potential risk exposures, the effectiveness of the risk management framework and the Group’s adherence to the various risk policies.

The Remuneration Committee assists with the implementation and operation of the Remuneration Policy, including the remuneration of the Chair and the Executive Directors, as well as overseeing the remuneration arrangements of other staff within its purview.

The Nomination & Governance Committee assists with the recruitment of candidates for the Board and the maintenance of an effective framework for succession planning. Provides support and advice on corporate governance arrangements.

The Responsibility & Sustainability Working Group enables the Board to bring additional focus on the embedding of the Group’s ESG strategic framework and oversight of people initiatives during a critical phase.

The Group Chief Executive is responsible for the day-to-day management of the business and implementation of strategy.

Led by the Chair, the Board is collectively responsible for the long-term sustainable success of the Company. It does this by setting the strategy and strategic objectives, approving capital allocations, annual budgets and business plans for the Group, overseeing the operations and monitoring financial performance and reporting. The Board establishes the Group’s purpose and values and approves the environmental, social and governance policies, satisfying itself that these and the Group’s culture are aligned with the strategy. Further, the Board is responsible for ensuring that an effective system of internal control and risk management is in place, approving the Group’s overall risk appetite and tolerance and endorsing the Directors’ Remuneration Policy for approval by shareholders.

To assist the Board in carrying out its functions, a substantial part of the Board’s responsibilities is delegated to the Board’s principal Committees, which comprise Non-executive Directors. The Board’s principal Committees are the Audit Committee, Risk Committee, Remuneration Committee and the Nomination & Governance Committee. In addition, the RSWG was formed in February 2021 to assist the Board with matters concerning the Group’s overall ESG Strategic Framework, including its engagement with the workforce. The Board receives regular updates on Committee and RSWG activities. The Terms of Reference for each of the Board’s Committees are available to view on the Company’s website www.prudentialplc.com/en/investors/governance-and-policies/board-and-committees-governance.

In addition to the principal Committees and the RSWG, the Board has established a Standing Committee which can meet as required to assist with any business of the Board. It is typically used for ad hoc urgent matters which cannot be delayed until the next scheduled Board meeting. All Directors are members of the Standing Committee and have the right to attend all meetings and receive papers. Before taking decisions on any matter, the Standing Committee must first determine that the business it is intending to consider is appropriate for a Committee of the Board and does not need to be properly brought before the whole Board. All Standing Committee meetings are reported in full to the next scheduled Board meeting.

The Standing Committee allows for fast decision-making where necessary, while ensuring that the full Board has oversight of all matters under consideration and all Directors can contribute. During 2021, the Standing Committee met twice.

Delegation to management

Responsibility for the day-to-day management of the business and implementation of strategy has been delegated to the Group Chief Executive, within certain limits, for execution or further delegation by him in respect of matters which are necessary for the effective day-to-day running and management of the business. The Group Chief Executive delegates responsibility to certain senior executives through management reporting lines (principally to other GEC members, including the Chief Executive, Asia and Africa). The Chief Executive of each local business has authority (subject to the Delegated Authorities) for the management of the respective business.

Board size and roles

The Board’s size allows for decision-making to reflect a broad range of views and perspectives while allowing all Directors to participate effectively in meetings. At the date of publication, the Board comprised 12 Non-executive Directors and three Executive Directors. At each scheduled meeting of the Board, the Non-executive Directors meet without the Executive Directors present.

The roles of Chair and Group Chief Executive are clearly segregated. The Chair has overall responsibility for the leadership of the Board while the Group Chief Executive manages and leads the business. The Senior Independent Director acts as a sounding board for the Chair, and provides support in the delivery of her objectives. The Chair, Group Chief Executive and Senior Independent Director all have written terms of reference which are approved by the Board and kept under regular review. A summary is available to view on the Company’s website www.prudentialplc.com/en/investors/governance-and-policies

The Chair has overall responsibility for the leadership of the Board and succession planning. She sets the Board’s agenda, with a primary focus on strategy, performance and value creation and ensures effective communication with shareholders and, together with the Group Chief Executive, represents the Group externally.

The Group Chief Executive is accountable to and reports to the Board. He is responsible for the day-to-day management of the Group, recommending an overall strategic plan to the Board for approval and executing the approved strategy.

The Senior Independent Director (SID) acts as a sounding board for the Chair, and support in the delivery of her objectives. The SID also acts as an intermediary for other directors and shareholders when necessary and leads the annual performance evaluation of the Chair.

Committee Chairs are responsible for the leadership and governance of their respective Committee. They set the agenda for Committee meetings and report to the Board on the Committee activities.

Non-executive Directors offer constructive challenge to management, holding them to account for the performance of the business. They also provide strategic guidance, offer specialist advice and serve on at least one of the Board’s principal Committees.

Our governance framework

The Group Governance Manual (GGM) defines Prudential’s Group-wide approach to Governance, Risk Management and Internal Control. The principles by which Prudential conducts its business activities are set out in the Group Code of Business Conduct (Code) which sits at the heart of the GGM, incorporating standards of business conduct which set expectations over employee behaviour by presenting all individual obligations referenced throughout the GGM policies in a single code. The GGM itself sets out the Group’s Governance Framework, Group-wide policies and standards, including the Group Risk Framework, delegated authorities and lines of responsibility and is supported by a programme of regular learning for all Prudential colleagues.

The Code is regularly reviewed by the Board to ensure that it remains appropriate for the global business. In 2021, the review was delegated to the RSWG and a new section was added concerning employee wellbeing and how our culture of diversity and inclusion is designed to support individuals across the Group. Each individual employee confirms their compliance with the Code on an annual basis.

The Nomination & Governance Committee conducts an annual review of the Group’s Governance Framework, monitoring the Group’s significant governance policies, including governance arrangements of the Group’s main subsidiaries, and makes recommendations to the Board as appropriate. The Risk Committee approves the Group Risk Framework, an integral part of the GGM, and the Audit Committee monitors Group-wide compliance with the GGM throughout the year. Businesses manage and report compliance with the Group-wide mandatory requirements set out in the GGM through annual attestations. This includes compliance with our Risk Management Framework.

The content of the GGM is reviewed regularly, reflecting the developing nature of both the Group and the markets in which it operates, with significant changes on key policies reported to the relevant Board Committee. The GGM helps the Board embed the Group’s system of risk management and internal control into the day-to-day operations of the business.

Subsidiary governance

Prudential’s major businesses in Hong Kong, Indonesia, Malaysia and Singapore and the Eastspring holding company (the Material Subsidiaries) have appointed independent non-executive directors to their boards. Each Material Subsidiary has established an audit and a risk committee, with standard terms of reference. To ensure an effective information flow, the Chairs of the Audit and Risk Committees maintain regular dialogue with their counterparts in each of the Material Subsidiaries. In addition, the Audit and Risk Committees receive regular reports from the audit and risk committees of the Material Subsidiaries.

Other businesses also operate local audit and risk committees, with standard terms of reference. Those committees report to the Group-level Committees through written updates provided by attendees from Group functions and the chairs of the committees can escalate matters to the Group Committee Chairs as required.

The Nomination & Governance Committee is responsible for oversight of governance arrangements for the Material Subsidiaries.

Directors’ inductions, training and development

Following feedback from the 2020 Board evaluation, the Nomination & Governance Committee oversaw the development of a revised induction programme and process for new Board members in 2021. The revised programme features a series of core topics, including an overview of the Group, its key businesses and the control environment, and tailored content, to reflect the new Board member’s role and any particular needs identified during the recruitment process. The induction includes written materials, presentations and meetings with the Chair, the Group Chief Executive, the Group Chief Financial Officer and Chief Operating Officer, the Group Chief Risk and Compliance Officer, the Chairs of the Board’s principal Committees (as appropriate) and the Chief Executive, Asia and Africa. Further meetings with members of senior management at Group and local level are also scheduled as required to develop the Directors’ knowledge of the business. Each new Board member is also assigned a longer-standing Non-executive Director to support them in their new role and provide advice and feedback.

Induction of Chua Sock Koong

In May 2021, Chua Sock Koong joined the Board as an Independent Non-executive Director and Member of the Remuneration and Audit Committees.

Sock Koong, together with Ming Lu and Jeanette Wong, met with senior management to get an overview of the Group’s business, strategy, operations, risk profile, and culture framework. They also received briefings on their duties as directors under relevant corporate governance frameworks and the Group’s regulatory environment, and met with the Head of Investor Relations and the Group’s corporate brokers in order to understand shareholder perspectives. Through participation in the Board deep dive sessions, Sock Koong has built up her understanding of individual businesses, and she visited the insurance business in Singapore to meet with the local leadership team.

Specifically for her role, Sock Koong met with the Chair of the Remuneration and Audit Committees together with key members of the senior management team, including for remuneration related matters, the Group Human Resources Director and the Director, Group Reward and Employee Relations and the Group’s remuneration adviser, Deloitte. For audit related matters, Sock Koong met with, amongst others, the Head of Internal Audit, the external auditor KPMG, the Director of Group Financial Accounting & Reporting and the Chief Actuary.

These meetings were tailored to Sock Koong’s role at Prudential and provided her with a detailed view of each Committee’s work, current issues and emerging themes, as well as an understanding of the interests of the Group’s key stakeholders.

Philip Remnant was chosen as the long-standing Non-executive Director to support Sock Koong, in particular to share his experience of UK governance and shareholder expectations. In October 2021, it was announced that Sock Koong would take over from Anthony Nightingale as Chair of the Remuneration Committee following the 2022 AGM. In anticipation of this, Sock Koong was able to join Anthony’s programme of shareholder engagement in late 2021 in order to meet some of the Group’s major shareholders and develop a deeper sense of their views.

Following the conclusion of her formal induction programme, the Company Secretary and Sock Koong discussed specific follow-up areas for 2022 and feedback on the induction programme.

Training

Throughout the year the Board and its Committees received regular business updates and participated in deep dive sessions, developing the Board’s more granular knowledge of individual businesses, current and emerging issues relevant to the Group and its operations and on particular products and business opportunities. In 2021, these sessions included deep dives into the Group’s operations in a number of its markets, the Group’s digital platform Pulse, together with a Board workshop on geopolitical risks, training on the Hong Kong Insurance Authority’s (IA) new Group-Wide Supervision (GWS) Framework and regulatory regime, and an update on aspects of director duties. An insurance training session was also held for Chua Sock Koong, Ming Lu and Jeanette Wong as part of their induction to the Board.

All Directors have the opportunity to discuss their individual development needs as part of their Director evaluations and are encouraged to request specific updates during the year. At the start of the year, suggested topics are shared with the Board for feedback. Directors are asked to provide information on any external training or development on an annual basis. All Directors have the right to obtain professional advice at Prudential’s expense.

Regulatory environment

During 2021, Prudential was included as a designated insurance holding company under the Hong Kong IA Insurance Ordinance, and is now subject to the Hong Kong IA’s GWS Framework. The GWS Framework includes requirements for Hong Kong insurance groups to have in place appropriate corporate governance arrangements and to maintain appropriate internal controls for the oversight of their business.

Individual regulated entities within the Group continue to be subject to entity-level regulatory requirements in the relevant jurisdictions in which they carry on business.

Interactions with regulators form a key part of the Group’s governance framework and the Chair, Group Chief Executive, Group Chief Risk and Compliance Officer, and the Chief Executive, Asia and Africa play a leading role in representing the Group to regulators and ensuring our dialogue with them is constructive.

Employee voice

Following the retirement of Kai Nargolwala from the Board at the conclusion of the 2021 AGM and the separation of Jackson Financial Inc. in September 2021, responsibility for workforce engagement activities was transferred to the RSWG.

Shareholders

The Board recognises the importance of maintaining an appropriate level of two-way communication with shareholders. In addition to the extensive management engagement with shareholders, the Chair holds an ongoing programme of regular contact with major shareholders to discuss their views on the Group’s governance. The Senior Independent Director and the Committee Chairs are available at the request of shareholders. Engagement with institutional investors on the Directors’ Remuneration Policy and implementation is led by the Remuneration Committee Chair. An investor perception study was also commissioned in 2021.

Key areas of focus – how the Board spent its time in 2021

The Board met 18 times during 2021, which is twice the number of meetings held in 2020. These additional meetings were required primarily to support the demerger of Jackson Financial Inc. and the Hong Kong Share Offer.

The table below gives an indication of the key topics considered throughout the year.

Strategy, Business Plan and Capital	Board allocation of meeting time in 2021________37%

Business and strategy deep dives

-

Participated in deep dive sessions, including discussion and a holistic review of Prudential’s insurance and asset management operations and strategic outlook in Indonesia, Thailand, China, Hong Kong, India, Africa and Singapore

-

Discussed geopolitical risks and the domestic and international outlook for China

-

Reviewed and evaluated Pulse, Prudential’s fully digital ecosystem and platform-based business

Business plan

-

Approved the 2022-2024 business plan and budget

-

Considered and approved any spend over $30 million and oversaw other management approvals

-

Approved the 2022 Strategic Priorities

Capital

-

Oversaw an increase in the allocation of capital invested in organic new business and investments in capabilities/distribution, following the restructuring of the Group into a pure-play Asia and Africa growth business

Performance, Business and Operations	Board allocation of meeting time in 2021 ___15%

Financial results

-

Reviewed and approved the half year and full year results and the Form 20F

-

Considered fair, balanced and understandable requirements in the half and full year financial reports, following a review by the Audit Committee

-

Reviewed and approved the Going Concern and the Viability Statements that appeared in the 2020 Annual Report

-

Approved the 2020 second interim dividend and first interim dividend for 2021

Reports from CEO, CFO and COO, CRCO

-

Received regular reports from the Group Chief Executive, Group Chief Financial Officer and Chief Operating Officer and the Group Chief Risk Officer and Compliance Officer

- Received regular reports and presentations from the Chief Executive, Asia and Africa and (prior to September 2021), the Jackson Chief Executive
Transactions	Board allocation of meeting time in 2021_____25%

Demerger of Jackson Financial Inc.

-

Considered the merits of an IPO vs demerger of Jackson, including the impact on the Group’s stakeholders

-

Received numerous transaction updates throughout 2021 from internal and external advisers

-

Assured itself of the operational readiness of Jackson and Prudential prior to the demerger

-

Approved the reorganisation of the Group’s holding in Jackson, prior to the distribution of Jackson shares to Prudential shareholders

-

Approved the Prudential Circular, the Supplementary Circular and the Notice of General Meeting, amongst other transaction documents

Hong Kong share offer

-

Considered the investment case for the share offer, including the long-term strategic benefits

-

Approved a reduction in the board lot size in Hong Kong to increase the turnover of Prudential shares, especially amongst retail shareholders

-

Debated the share offer allocations, including the portion of shares available to Hong Kong retail investors, employees and agents

-

Approved proposals on the use of the share offer proceeds

-

Approved the Prospectus, Supplementary Prospectus and various transaction documents

-

Considered other opportunities for inorganic growth presented by management from time to time

Stakeholders	Board allocation of meeting time in 2021 __12%

Investors

-

Received regular reports from the Director of Investor Relations on shareholder-related matters, feedback from the Chair’s shareholder engagement exercise in January 2021 and regular feedback from management on their ongoing shareholder engagement activities

-

Commissioned an investor perception survey

-

Considered the impact on UK-based investors who were unable to participate in the Hong Kong Share Offer

Customers

-

Discussed the evolution of Prudential’s digital strategy Pulse, including customer feedback on the design of Prudential’s products, how and where they are distributed, and which markets to access

-

As part of business reviews, considered customer proposition, products, and customer service

-

Considered the impact of the pandemic on customers and initiatives to mitigate the impact/the support being provided to them

Employees

-

Received updates from the RSWG on various people initiatives and regularly discussed people issues, including the impact of the pandemic

-

Attended the employee Collaboration Jam and discussed employee engagement feedback

Environment

-

Oversaw changes to the Group Responsible Investment framework, enabling the implementation of a new Responsible Investment Policy and Initiatives, including the Group’s commitment to carbon reduction targets

-

Received a report on Prudential’s participation at the United Nations Climate Change Conference in Glasgow

Regulators

-

Received training on the key aspects of the Hong Kong IA GWS Framework and the responsibilities of the Board

-

Received reports from the Head of Group Government Relations on key government and political developments and regulatory policy updates

Communities

-

Considered the impact of the pandemic on the communities in which we operate and efforts by the business to support affected communities (eg supporting vaccination programmes)

Governance and Approvals	Board allocation of meeting time in 2021_11%

Approvals

-

Considered various routine and administrative proposals put to the Board for approval not covered above

-

Reviewed the Delegation of Authority and noted key matters approved by management

Board Committees

-

Received reports from the Chairs of the Audit, Risk, Remuneration and Nomination & Governance Committees

- Considered updates to the Group Risk Appetite following the demerger of Jackson - Approved the Own Risk and Solvency Assessment for submission to the Hong Kong IA

Shareholder meetings

-

Attended the AGM and General Meeting (as required) to approve the demerger of Jackson Financial Inc. (either in person, or online)

Board evaluation & succession planning

-

Received the findings of the External Board Evaluation. Discussed and agreed the action plan and monitored progress

-

Approved Board appointments and committee changes on recommendation from the Nomination & Governance Committee

-

Considered succession planning for the Group Chief Executive

Board meeting attendance throughout 2021

Individual Directors’ attendance at Board meetings throughout the year is set out in the table below.

		Board Meetings Attended/Requiring Attendance	General Meetings[1] Attended/Requiring Attendance
Chair	Shriti Vadera	18/18	2/2	-
Executive Directors	Mike Wells[2]	17/17	1/1
	Mark FitzPatrick[2]	17/17	2/2
	James Turner[2]	17/17	-
Non-executive Directors	Philip Remnant	18/18	1/1
	Jeremy Anderson	18/18	1/1
	Chua Sock Koong[3]	8/8	-
	David Law	18/18	1/1
	Ming Lu3	7/8	-
	Kai Nargolwala[4]	8/9	-
	Anthony Nightingale	16/18	1/1
	Alice Schroeder	18/18	-
	Tom Watjen	18/18	-
	Fields Wicker-Miurin	18/18	-
	Jeanette Wong[3]	8/8	-
	Amy Yip	18/18	-

Notes

1	Attendance at the 2021 AGM was limited due to Covid-19 restrictions in the UK
2	Executive Directors did not attend a board meeting convened specifically to discuss executive succession planning
3	Chua Sock Koong, Ming Lu and Jeanette Wong joined the Board on 12 May 2021
4	Kai Nargolwala stepped down from the Board following the conclusion of the AGM held on 13 May 2021

Board and Committee papers are usually provided one week in advance of a meeting. Where a Director is unable to attend a meeting, his or her views are canvassed in advance by the Chair of that meeting where possible.

Board effectiveness

Actions during 2021 arising from the 2020 review

The performance evaluation of the Board and its principal Committees for 2020 was conducted externally by Independent Board Evaluation, an independent consultancy. The external nature of the review met the provisions of the UK Code which requires external evaluations on no less than three-yearly intervals. The findings were presented to the Nomination & Governance Committee and Board for discussion in December 2020. A final report was presented in February 2021, and the Board approved a number of action points for 2021. Set out below is an update on progress to address the 2021 actions:

Theme	Summary of Actions	Progress in 2021
Maximising Board inclusivity

-

Enhance induction processes to leverage new Board members’ skills as quickly as possible

-

Recognising the challenge with current travel restrictions, create more opportunities for less formal discussion among Board members

-

The Company Secretary reviewed best practice and, together with the Chair and with input from management, revised the previous schedule of induction material in order to produce a core induction programme for all new Board members, with additional sessions for those joining each of the Committees. The revised programme is tailored to reflect the needs of the incoming Non-executive Director and aligned with the Board calendar, including making use of the programme of business deep dives presented to the Board and other Board training.

-

Time was provided for informal introductions to the new Board members in Q2, but otherwise the continued travel restrictions, the challenges of time-zones and the volume of Board business have limited the opportunity for the Board to have much informal time together.

Focusing on the People and ESG agenda	- Consider how best to give additional Board time and focus to the ESG and people agenda

-

In February 2021, the Board established the RSWG, which is responsible for assisting the Board embed the Group’s overall ESG Strategic Framework, leading on workforce engagement and developing a Group-wide approach to all forms of diversity and inclusion, including the setting of measurable objectives and monitoring progress against key metrics.

Improvements to Board information flows

-

As the shape of the Group changes, build up Board members’ depth of knowledge of the Asia and Africa business and refocus the Board agenda to maximise time considering business performance and strategy on a more granular basis

-

Review and strengthen links with subsidiary boards to leverage insight and support from those boards

-

The Chair and Company Secretary made changes to the Board’s agenda for 2021 to devote more meeting time to substantive business matters, including a programme of business deep dives, consideration of strategic matters, discussion of key risks and consideration of stakeholders. Other approvals and governance matters were given less meeting time and the forward agenda was further developed to assist with planning. How the Board allocated its time in 2021 is set out above.

-

In February 2021, the Nomination & Governance Committee considered Board governance arrangements across the Asia businesses. Regular conversations are held between the Audit and Risk Committee Chairs and their counterparts in the Material Subsidiaries, reporting on their discussions to the Audit and Risk Committees as appropriate. In addition, a further audit and risk governance event was held in October 2021, which was attended by all Non-executive Directors of the Material Subsidiaries, and by six members of the Board and the Chief Executive, Asia and Africa. The event received very positive feedback.

Improvements to Board processes	- Consider processes for briefings outside of meetings to support inclusivity and maximise ways in which Directors benefit from each other’s experience and expertise

-

Non-executive and Executive Directors alike were keen to retain the level of access between Non-executive Directors and management and felt that the time spent in discussions in advance of meetings was an effective and efficient use of everyone’s time and served to enhance the discussion in the room, rather than substitute it in any way. Directors are mindful of the need to raise substantive issues during the formal meetings rather than only during pre-meeting discussions with management. The Remuneration Committee has trialled ‘opt-in briefings’, held shortly before the Committee meetings and hosted by management.

2021 review and actions for 2022

The performance evaluation of the Board and its principal Committees for 2021 was conducted internally at the end of 2021, led by the Company Secretary, through a questionnaire. The findings were presented to the Nomination & Governance Committee and the Board in February 2022 and collective Committee and Board discussions to exchange ideas and agree priorities arising from the evaluation took place. Whilst the review confirmed that the Board and its principal Committees continued to operate effectively during the year and that no major improvements were required, an action plan was approved by the Board to respond to the following recommendations:

Theme	Summary of actions
Board composition, succession planning and meeting process

-Continue to develop the skills map to fully support the work on Board succession planning and review processes for oversight of the development of the pipeline for executive positions with the critical skills and diversity required for the Group’s future strategy.

-Given the difficulties during the last two years regarding travel and face-to-face interaction, create more opportunities for Board interaction amongst themselves, with management and with employees, where possible in person.

Board oversight, stakeholders and decision making

-Focus more Board meeting agenda time on customers and employees and review and update KPIs for consistent reporting and analysis.

-Consider new ways to ensure learnings from past decisions are highlighted to the Board where appropriate, to fully support decision-making.

Risk oversight	-Enhance risk reporting to the Board to further support the prioritisation of key risks.

Director evaluation

Individual performance of Non-executive Directors was considered by the Chair, who gathered and provided feedback as appropriate throughout the year. The Nomination & Governance Committee discussed the performance of each Director at its meeting in February 2022, as part of the overall Board evaluation, including the Executive Directors in their capacity as Board members. The Chair relayed feedback as required.

Feedback on the performance of the Chair was separately provided to, and discussed with her, by the Senior Independent Director. The performance of Executive Directors, in their capacity as Executives, is subject to regular review. The Chair assessed the performance of the Group Chief Executive, in consultation with the Non-executive Board, while the Group Chief Executive appraised the performance of each of the Executive Directors as part of the annual Group-wide performance evaluation of all employees. The Chair of the Risk Committee provided feedback to the Group Chief Executive on the performance of the Group Chief Risk and Compliance Officer. Executive Director performance is also reviewed by the Remuneration Committee as part of its deliberations on bonus payments.

The outcome of these evaluation processes informs the Nomination & Governance Committee’s recommendation for Directors to be put forward for re-election by shareholders.

Nomination & Governance Committee

Committee’s purpose

The purpose of the Committee is to assist the Board in retaining an appropriate balance of skills to support the strategic objectives of the Group, to develop a formal, rigorous and transparent approach to the appointment of Directors and maintain an effective framework for succession planning. Further, the Committee provides support and advice to the Board on governance arrangements.

More information on the role and responsibilities of the Nomination & Governance Committee can be found in its Terms of Reference, which are available at www.prudentialplc.com/investors/governance-and-policies/board-and-committees-governance

Membership and 2021 meeting attendance

Committee Members	2021 Meetings
Shriti Vadera	6/6
Jeremy Anderson[1]	1/1
David Law[1]	1/1
Ming Lu2	3/3
Anthony Nightingale	5/6
Philip Remnant	6/6
Tom Watjen[3]	5/5
Regular attendees
– Group Chief Executive – Group Human Resources Director – Company Secretary

[1] Jeremy Anderson and David Law stepped down from the Nomination & Governance Committee on 4 February 2021

[2] Ming Lu joined the Nomination & Governance Committee on 12 May 2021

[3]Tom Watjen joined the Nomination & Governance Committee on 4 February 2021

This report describes how the Nomination & Governance Committee has fulfilled its duties under its terms of reference during 2021.

2021 was a busy year for the Committee as it supported the Board in planning for Group Chief Executive succession and worked with the Chief Executive on succession planning for other Executive Director and senior executive roles, conducted searches for additional non-executive members of the Board, and considered changes to the composition of the Board’s Committees in order to ensure that the Board continues to have the right combination of skills, experience and knowledge to lead the Group.

Succession planning

A key focus of the Committee has been succession planning for the Group Chief Executive and members of the Group Executive Committee in light of the structural changes the Group is undergoing. Given the importance of Chief Executive and Executive Director succession, the other Non-executive Directors were invited to join the Committee in considering development plans for internal candidates and external benchmarking. These activities supported the appointments of Mark FitzPatrick as interim Group Chief Executive, James Turner as Group Chief Financial Officer and Avnish Kalra as Group Chief Risk and Compliance Officer, as announced on 10 February 2022. They also provided the foundation for the formal process that is now underway to appoint a new Chief Executive after Mike Wells steps down.

Alongside this work, the Committee has been active in searches for non-executive candidates with the experience, skills and diversity of thought and perspectives necessary to support the strategic objectives of the Group in Asia and Africa.

In May 2021, Chua Sock Koong, Ming Lu and Jeanette Wong were appointed to the Board, followed by George Sartorel in January 2022. Between them, the Board has gained further deep pan-Asian operating experience, relevant financial services expertise and significantly enhanced its digital insights. Our new Directors succeed Kai Nargolwala, who retired from the Board in May 2021, Fields Wicker-Miurin, who retired from the Board on 31 December 2021 and Anthony Nightingale and Alice Schroeder, who will step down from the Board at the conclusion of the 2022 AGM.

Non-executive Director Induction

With the amount of change on the Board, ensuring that new Directors are properly inducted and able to contribute as quickly as possible has been another key focus for the Committee. The Committee oversaw the development and implementation of a revised induction programme for new Board members, tailored to reflect each member’s role and any particular needs identified during the recruitment process. Each new Board member is also assigned a long-standing Non-executive Director to help support them in their new role.

Diversity and inclusion

The Committee seeks candidates who bring different experiences, skills and perspectives to the Boardroom, ensuring that the Board has insights into the key markets in which we operate and a balance of sector-specific knowledge, operational experience, and commercial acumen.

At 31 December 2021, the representation of women on our Board was 40 per cent. As anticipated, this has since dropped to 33 per cent, but we expect further changes over the next year as the Board continues to evolve, and we will work towards the target of 40 per cent women on the Board by the end of 2025, as recommended by the FTSE Women Leaders Review.

The backgrounds of our Board members increasingly reflect the footprint of the Group’s operations and we have well exceeded the recommendation of the Parker Review at the time of this report, with five of our 15 Directors being from what is regarded in the UK as an ethnic minority background as a result of the recruitment of Non-executive Directors aligned to our Asia and Africa focussed business.

Committee composition

The Committee regularly reviews the size, structure and composition of the Board and its principal Committees. A number of changes to committee membership were made at the start of the year, including to this Committee. New members have generally been assigned to either the Audit or Risk Committee to help them build their knowledge of the business.

Governance

The Committee oversaw an internal evaluation of the effectiveness of the Board and its principal Committees. The review confirmed that the Board and its Committees continued to operate effectively in 2021 and no major areas requiring improvement were identified. The Committee discussed some areas for further enhancement, which are set out above in the Board Practices section.

The Committee considered the Group’s governance framework and its governance policies, including governance arrangements of the Group’s main subsidiaries to ensure that they remain appropriate and fit for purpose.

The rest of this report sets out in more detail the activities of the Committee in 2021. The Chair would like to thank the Committee members for their diligence and contribution throughout the year and management for their responsiveness to challenge and the quality of papers.

Board Composition

The Committee regularly reviews the size, structure and composition of the Board and its principal committees, including the balance of Non-executive to Executive Directors on the Board, the overall number of directors, their respective skills and experience.

At 15 members (at the time of this report), the Board is currently larger than is expected over the medium term. However, during 2021, bringing new joiners on early ensured a smooth transition, to enable them to benefit from out-going members’ experience and insight, and to mitigate some of the loss of institutional memory of those Directors stepping down.

The Committee has concluded that each of the Directors in office for the year under review continued to perform effectively and was able to devote appropriate time to fulfil their duties, and that the Board and its Committees had an appropriate combination of skills, experience and knowledge.

In reaching this conclusion, the Committee determined that the Non-executive Directors continued to demonstrate the desired attributes, contributing effectively to decision-making and exercising sound independent judgement in holding management to account. Accordingly, the Committee recommended to the Board those Directors standing for election at the 2022 AGM.

During 2021, the Committee also reviewed the membership of the Board’s principal Committees, recommending changes to the Board. When making recommendations, the Committee takes account of the current composition of each of the principal Committees, the skills and experience of the members and the strategic objectives of the Group. Assigning new Directors to the Audit or Risk Committees has also helped them to build up their knowledge of the business. More information on Committee membership changes can be found in the Board of Directors section.

Most notably, in October 2021, the Committee recommended to the Board the choice of Chua Sock Koong to succeed Anthony Nightingale as Chair of the Remuneration Committee when he steps down at the conclusion of the 2022 AGM. By taking this decision at this time, it enabled Ms Chua to start her transition to the role by accompanying Mr Nightingale on the programme of annual shareholder engagement.

Succession planning

The Committee keeps under review the leadership needs of the Group, both for Executive and Non-executive Directors. Board succession plans are supported and informed by the results of the annual Board evaluation and individual Director evaluations.

Executive roles

The Committee’s work during the year supported the Board in its responsibility for executive succession planning to ensure continuous and effective leadership of the Group. The Committee reviewed the succession plans in place for the Group Chief Executive, other Executive Directors and Group Executive Committee roles. Succession plans for the Group Executive Committee were discussed with the Group Chief Executive to identify business requirements and to plan for future succession needs. Given the Board’s responsibility for appointing the Group Chief Executive and other Executive Directors, all Non-executive Directors attended these sessions.

The Committee received and discussed development assessments of internal candidates conducted by external consultants. It also received the output of extensive external talent mapping.

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

The Committee received feedback on the performance of each Executive Director from the Group Chief Executive and confirmed the Executive Director succession plans. The Committee has oversight of a diverse pipeline of leadership talent extending below the level of the Group Executive Committee and seeks to attract, retain and develop the next generation of emerging leadership. In 2021, it was assisted in this by the RSWG. In 2021, the focus was on building new capabilities to support the changing business model and future direction of the business and on developing and embedding future-ready skills.

The Committee’s discussions are being supported by the Group Human Resources Director, Egon Zehnder and Spencer Stuart. In addition to acting as search consultant in respect of certain Non-executive and Executive hires, Egon Zehnder provides support for senior management development assessments and plans.

Non-executive roles

Recognising the number of Non-executive Directors reaching the end of their tenure in 2021 and 2022, the Committee oversaw an extensive external recruitment exercise starting in late 2020, which resulted in the appointments of Chua Sock Koong, Ming Lu and Jeanette Wong in May 2021. A further search for candidates with operational insurance experience led to the appointment of George Sartorel in January 2022. In considering his appointment, the Committee took into account Mr Sartorel’s deep pan-Asian insurance operating experience, including his successful transformation of Allianz’s business in Asia, together with his experience of digital transformation. The search also identified further candidates who may be considered for future appointments.

These appointments are part of an ongoing process to refresh the Board to ensure that it has the right skills and experience to support the Group’s strategic objectives in Asia and Africa, both now and in the future, in particular, pan-Asian operating experience, relevant financial services expertise and a high degree of digital familiarity.

The Re-election of Philip Remnant

Philip Remnant, the Senior Independent Director joined the Board in January 2013. Notwithstanding that he has exceeded nine years on the Board, the Committee recommended to the Board that he remain as an independent member of the Board for a further year. Mr Remnant would remain a member of the Audit and Remuneration Committees and the Senior Independent Director.

Given the significant transition that the Board is undergoing, and the average tenure of the Non-executive Directors of just over three years, the Committee concluded that it would be in the best interests of the company to retain Mr Remnant for an additional year. The Board will benefit from the stability and continuity of knowledge and experience, Mr Remnant’s deep knowledge and experience of UK corporate governance, and the valuable support that he is providing to the Chair in his role as Senior Independent Director.

While the UK Code provides that the independence of a Director who has served for more than nine years is likely to have been impaired, or could appear to have been impaired, the Committee and Board assessed his performance and were satisfied that Mr Remnant remains independent in character and judgement.

As part of her annual engagement of major investors on governance matters, the Chair set out the above rationale toa number of investors, who were supportive of the proposed extension. Subject to shareholder approval at the 2022 AGM, Mr Remnant will step down from the Board at the 2023 AGM. During that time, the Board will identify who is best suited to succeed Mr Remnant in the role of Senior Independent Director.

Process for appointing new Directors

The Committee assists the Board in ensuring that there is a formal, rigorous and transparent approach to the appointment of new Directors.

The Committee is involved from the start when a vacancy or a gap in the Board’s skills is identified. A role description is prepared, listing the desired skills and experience and reflecting feedback from the Committee and the objectives of the Group’s Diversity and Inclusion Policy. Once agreed, specialist talent agencies are typically engaged to create a long-list of candidates which is reviewed by the Committee and other Board members to create a short-list. Interviews with short-listed individuals then take place with selected Committee and Board members and feedback is provided to the Committee. In this manner, a preferred candidate is selected and the Committee then recommends the individual to the Board for appointment. For the appointment of Executive Directors, other than the Group Chief Executive, the process is led by the Group Chief Executive working closely with the Chair and the Committee, and is subject to discussion at, and approval by, the Board. The Senior Independent Director leads the Committee in the process of appointing a new Chair.

Contemporaneous with this process, due diligence checks are undertaken on the candidate and Prudential liaises with the relevant regulatory authorities. The Committee is kept updated on this process as appropriate.

Board Diversity

Given the global reach of the Group’s operations, its business strategy and long-term focus, the Board makes every effort to ensure it is able to recruit Directors with diversity of thought and perspective who will support and challenge the ongoing transformation of the organisation. The Committee seeks candidates with backgrounds, experience and skills that broaden the Board’s capability, ensuring it has representation from individuals with insights into the markets in which the Group operates. Talent search agencies are briefed on the Group’s requirements and candidate selection is based on merit, against objective criteria and with due regard for the benefits of diversity on the Board.

The Group’s Diversity and Inclusion Policy applies at all levels of the business and the Committee is responsible for overseeing a diverse pipeline for the Board and other senior executives and driving a Group-wide culture where our people feel valued, treated fairly and respected: enabling them to fully contribute their thoughts and perspectives and to be their authentic selves.

The Committee considers that the pipeline for diverse talent of the Group Executive Committee level remains reasonable with continued effort needed. Female representation of those who are regarded as senior management and part of the leadership teams is 35 per cent. The RSWG has overseen the development of a people dashboard, including measures for tracking local representation and experience, which will be used by the Committee in future. Inclusive leadership practices are implemented starting with the Board and Committee and throughout the organisation.

Terms of Appointment

Non-executive Directors are appointed for an initial term of three years, and subject to review by the Committee and re-election by shareholders, it is expected that Non-executive Directors serve a second term of three years.

After six years, Non-executive Directors may be appointed for a further year, up to a maximum of three years, or more in certain limited circumstances. Reappointment is subject to rigorous review as well as re-election by shareholders.

The Directors’ remuneration report sets out the terms of their letters of appointment, in addition to the terms of Executive Directors’ service contracts.

Independence

The independence of Non-executive Directors is assessed as part of the appointment process, and annually thereafter, in line with requirements. To support that assessment, each Non-executive Director (except the Chair) provides an annual independence confirmation as required under the Hong Kong Listing Rules. Members of the Audit Committee are assessed against independence criteria in the Sarbanes-Oxley Act.

During 2021 all Non-executive Directors were considered to be independent by the Committee. The Chair, who was independent on appointment, is no longer considered independent. Anthony Nightingale and Alice Schroeder, who joined the Board in June 2013, will not be seeking re-election at the AGM in May 2022.

Time commitment

Non-executive Directors are expected to devote such time as is necessary for the proper performance of their duties. The expected time commitment is agreed and set out in writing in the Letter of Appointment, at which point the existing external demands on an individual’s time are assessed to confirm their capacity to take on the role. The assessment takes into account the time required to prepare for and attend Board and Committee meetings, the AGM, general projects, Board training, dinners and other activities. The current time expectations for Board and Committee membership are set out in the following table. The time expectations of Directors performing Chair roles is considerably more.

	Number of regular scheduled meetings	Approximate time commitment
Board	6	32.5	days
Audit Committee	5	15	days
Risk Committee	5	7.5	days
Remuneration Committee	4	5	days
Nomination & Governance Committee	3	4	days

Further external appointments which could impair the ability of Directors to meet these time commitments must first be discussed with the Chair and, where appropriate, approved by the Committee or the Board. The taking on of any external appointments by an Executive Director is also subject to Board consent.

During 2021, the Committee considered the time commitment required of the Non-executive Directors. It was concluded that the expected time commitment set out in the above table remains appropriate, notwithstanding that for 2021, given the volume of work in connection with the corporate transactions, the actual time commitment may have exceeded these numbers.

Conflicts of Interest

Directors have a statutory duty to avoid conflicts of interest. In addition, the Company has in place procedures to identify and, where necessary, mitigate potential conflicts of interest. These processes help to ensure decisions are made in the best interests of the Company.

The Board has delegated authority to the Committee to identify and, where necessary, authorise any actual or potential conflicts of interest.

When recommending a candidate for appointment or re-election to the Board, the Committee considers the external appointments of the proposed candidate and recommends authorisation of any conflicts to the Board as appropriate, attaching conditions to the authorisation where necessary. If a Director makes a request to take on a new external position during the year, the Chair considers the proposed external appointment and escalates to the Committee for authorisation where a conflict or potential conflict could arise.

The Board considers that the procedures for dealing with conflicts of interests operate effectively.

Board effectiveness

The Committee oversees the process by which the Board, its Committees and individual Directors’ effectiveness is assessed. Following the external evaluation conducted in 2020 and the completion of resultant actions, the 2021 Board evaluation was conducted internally using a questionnaire. The findings were presented to the Committee and the Board in February 2022 and an action plan was agreed to address areas of focus identified by the evaluation. The themes, summary of actions and progress are set out in the Board Practices section.

Governance

The Committee reviews the Group’s governance framework on an annual basis, monitoring the Group’s significant governance policies, including governance arrangements of the Group’s main subsidiaries, recommending changes to the Board as appropriate.

Audit Committee report

Committee’s purpose

The Committee’s purpose is to assist the Board in meeting its responsibilities for the integrity of the Group’s financial reporting, including the effectiveness of the internal control and risk management system and for monitoring the effectiveness and objectivity of internal and external auditors.

More information about the Audit Committee can be found in its Terms of Reference, which are available on the Group website.

Membership and 2021 meeting attendance

Committee members	2021 meetings
David Law, Chair	14/14
Jeremy Anderson	14/14
Chua Sock Koong[1]	6/6
Philip Remnant	14/14
Alice Schroeder	14/14
Jeanette Wong[1]	6/6
Amy Yip[2]	9/10
Regular attendees

Chair of the Board

Group Chief Executive

Group Chief Financial Officer and Chief Operating Officer

Group Chief Risk and Compliance Officer

Director of Group Finance

Director of Group Financial Accounting and Reporting

Company Secretary

Group Chief Internal Auditor

External Audit Partner

Chief Security Officer

[1] Chua Sock Koong and Jeanette Wong joined the Audit Committee on 12 May 2021 [2] Amy Yip joined the Audit Committee on 3 March 2021

This report describes how the Audit Committee has fulfilled its duties under its terms of reference during 2021.

2021 has been another busy year for the Audit Committee as the Group completed its transformation into a pure Asia and Africa growth company, whilst also managing through the ongoing challenges of the pandemic. At the start of the year the Committee considered that the following should be the key areas of focus in addition to its regular ongoing responsibilities.

1.	Consideration of the impact of Covid 19 on financial matters including controls, accounting judgements and disclosures;
2.	Oversight of any required listing particulars;
3.	Monitoring the ongoing preparation for IFRS 17; and
4.	Consideration of the implications of the Jackson demerger on the disclosures, level of materiality, assurance levels and governance of the ongoing business.

We are pleased that at the end of the year the review of the Committee’s effectiveness concluded that we had delivered against these objectives. We will refresh our priorities for 2022 in the light of the feedback received and new focus of the Group.

In addition to its regular schedule of meetings, the Committee met on six further occasions during the year to specifically review documents and consider proposals in relation to the Jackson demerger and the Hong Kong share offer. Some scheduled meetings were extended to allow time for the Committee to increase its understanding of the Asia business.

Throughout the year, the Committee continued to focus on the impact of Covid-19 on the business, particularly in respect of controls, key judgements and disclosures. No specific matters arose that materially impacted the Group’s balance sheet, viability or internal controls but we remain vigilant as the pandemic and government responses in our markets evolve.

In order to increase its focus on the Group’s Asia and Africa entities, the Committee has strengthened its relationships in 2021 with the audit committees in each of the Material Subsidiaries and this will continue in 2022. Sessions were scheduled in 2021 and for 2022 for the Committee to receive presentations from local audit committee chairs and finance teams, to allow discussion of key accounting assumptions and judgements, control matters, key products and the drivers of profitability.

To further develop the close working relationship between the Committee and the local audit committees, Jeremy Anderson, the Chair of the Risk Committee and David Law, the Chair of the Audit Committee co-chaired an annual session attended by all of the Non-executive Directors of the Material Subsidiaries. Key matters discussed included the impact of Covid-19 on financial matters and controls, cyber and information security, conduct, culture, oversight of third parties and the implementation of IFRS 17.

The Group’s IFRS 17 project has gained momentum as we prepare for its adoption within our half year 2023 financial statements. This year the focus has been on some of the key judgements as well as building and testing the complex system changes needed to apply the new reporting requirements. The Committee has been kept informed of progress on a regular basis. More information on the project is contained in note A3.2 of the consolidated financial statements.

We have paid particular attention to our whistleblowing procedures and monitored these for any indicators of issues. We regularly meet privately with the Chief Security Officer to discuss whistleblowing cases and how they are resolved. These are also discussed in private sessions with the Committee or the relevant local audit committee.

Committee membership and compliance with regulatory requirements

During 2021 Chua Sock Koong, Jeanette Wong and Amy Yip joined the Committee. They each bring extensive financial and commercial knowledge and insight to the Committee, particularly in the Asia region. The Committee bids farewell to Alice Schroeder in May who, after joining the Committee in 2013, will step down from the Committee and the Board at the conclusion of the 2022 AGM. On behalf of the Committee, the Chair would like to thank Alice for her significant contribution and deep knowledge of the US environment.

The Board has confirmed that each member of the Committee is independent according to SEC criteria and that we may be regarded as the Committee’s financial expert for the purposes of section 407 of the Sarbanes-Oxley Act. Further, for the purposes of the UK and Hong Kong Corporate Governance Codes, each member of the Committee has recent and relevant financial experience. Detailed information on the experience, qualifications and skillsets of all Committee members can be found in the Board of Directors section.

External auditor

An important part of the Committee’s work consists of overseeing the relationship with the Group’s external auditor, currently KPMG LLP (KPMG), including safeguarding independence, approving non-audit fees and satisfying ourselves that it is in the best interests of shareholders for the Committee to recommend their reappointment.

The Committee discussed with KPMG the continued impact of Covid-19 to ensure that it was able to deploy sufficient resources and complete its audit work satisfactorily. The Committee continued its practice of meeting privately with KPMG and had held a number of meetings with the lead partner throughout the year. Following the demerger of Jackson and therefore the change in the size of the Group, one area of discussion with KPMG has been the scope and materiality of audit work.

As reported last year, the Board has resolved that it intends to recommend EY for appointment as the Group’s auditor for the financial year ending 31 December 2023 onwards, subject to shareholder approval at the AGM in 2023. KPMG will remain the Group’s auditor until 2023. During 2021, EY and KPMG commenced the transition process, with EY meeting the Committee to confirm its independence of the Group in the fourth quarter of 2021. We will also be transitioning our lead KPMG partner for the 2022 audit following completion of Philip Smart’s five year term. We would like to thank Philip for his leadership of the external audit over these particularly challenging years.

Internal audit

During the year we engaged Deloitte to conduct an external review of Internal Audit’s effectiveness. We were delighted to learn that the Function had received strong feedback, which was in line with our own view of their performance during a period of considerable change for the Group. The Committee received regular updates from the Group Chief Internal Auditor and key members of his team and the Chair of the Audit Committee met regularly with him and the Group-wide Quality Assurance Director to discuss internal audit work and matters arising. Having a strong function with appropriate resource focused on our key risks has been a priority of the Committee throughout the year.

Transactions

The Committee spent a considerable amount of additional time in 2021 reviewing offer documents and considering matters in connection with the Jackson demerger and the Hong Kong share offer.

For the Jackson demerger, the Committee reviewed the Circular several times before recommending the accounting aspects for approval by the Board. These reviews focused on: the approach to verification; the working capital analysis; the Financial Position and Prospectus Procedures; historical financial information contained in the Circular and the no-significant change statement. The treatment of Jackson in the Group’s accounts following the demerger was also an area of focus. The Committee reviewed management representation letters, the status of work carried out by KPMG and the treatment of Jackson in the Group’s accounts following the demerger. The Committee reviewed the Jackson Information Statement for the Form 10, including the due diligence processes and accounting matters raised by the SEC, particularly the restatement of the accounting for a reinsurance contract within the Jackson standalone US GAAP accounts which, given the differences between US GAAP and IFRS accounting literature, had no implications for the Group’s accounts.

Following the publication of the Circular, the Committee reviewed the Supplementary Circular, including the half-year 2021 results, and made recommendations to the Board in connection with the internal reorganisation of the Group’s holding in Jackson, which required the Committee to review an interim set of accounts and consider the demerger accounting steps.

For the Hong Kong share offer, the Committee reviewed and made recommendations to the Board, in respect of the draft Prospectus and offering documents, including the no material adverse change statement, the indebtedness statement and pro forma financial information.

Regulatory developments

A key focus for the Committee during 2021 has been the Group’s programme to demonstrate compliance with the GWS Framework following the designation of Prudential in May 2021, as well as compliance with its reporting regulations. We also participated in the lessons learned project led by the Risk Committee that followed the prior year change to the modelling of Jackson’s statutory capital and have amended our terms of reference as a result of the review.

Finally, we would like to thank our management colleagues for their huge efforts this past year in difficult circumstances, their responsiveness to challenge and the quality of papers; and Committee members for their diligence and contribution throughout the year.

Principal activities and significant issues considered by the Audit Committee during 2021
Accounting judgements and estimates supporting the Group’s Results

One of the Committee’s key responsibilities is to monitor the integrity of the financial statements and any other periodic financial reporting. This year reviewing demerger and listing documents has added to the more regular focus on the half-year financial statements, the Annual Report and Accounts (including compliance with the GWS public reporting requirements), associated results announcements and Form 20-F disclosures, as well as the annual update of the Group’s published Tax Strategy.

In reviewing these and other items, the Committee received reports from management and, as appropriate, reports from internal and external assurance providers.

When considering financial reporting matters, the Committee assesses compliance with relevant accounting standards, regulations and governance codes focusing on key areas of judgement and complexity. No material changes to accounting policies were made during 2021. The Committee continued to receive updates on the Group’s plans to implement IFRS 9 ‘Financial Instruments’ and IFRS 17 ‘Insurance Contracts’, which are expected to be effective on 1 January 2023. The approach to adopting these standards is further discussed in note A3.2 of the IFRS financial statements.

Throughout its review of financial reporting matters and disclosure, the Committee considered the impact of the Covid-19 pandemic and the short-term uncertainties that it has created. Further explanation on the financial impact Covid-19 has had on the business is set out in the Strategic and Operating Review and Financial Review sections of this Annual Report.

The Committee reviewed the key assumptions and judgements supporting the Group’s IFRS results, including those made in valuing the Group’s investments, insurance liabilities and intangible assets under IFRS, together with reports on the operation of internal controls to derive these amounts. The Committee also reviewed the assumptions underpinning the Group’s European Embedded Value (EEV) metrics.

Principal activities and significant issues considered by the Audit Committee during 2021

Assumptions setting

The measurement of insurance liabilities is based on estimates of future cash flows, including those to and from policyholders, over a long period of time. These estimates can, depending on the type of business, be highly judgemental. The Committee considered changes to assumptions and other estimates used to derive IFRS insurance liabilities and for EEV reporting. The key assumptions reviewed were:

•

Persistency, mortality, morbidity (including expectations of future medical costs inflation and related premium rises) and expense assumptions within the continuing life businesses.

•

Economic assumptions, including investment return and associated risk discount rates. This included review of the decision to include a liquidity premium within the valuation interest rate used by Thailand to calculate its IFRS policyholder liabilities as discussed in note C3.2.

The Committee was satisfied that the assumptions adopted by management were appropriate. Further information on the effects of material changes to insurance assets and liabilities is included in note C3 of the IFRS financial statements.

Valuation of investments

The Committee received information on the carrying value of investments in the Group’s balance sheet including information on how those values were calculated for those investments which require more judgement. Further information on the valuation of assets is contained in note C2 of the IFRS financial statements. The Committee satisfied itself that overall investments were valued appropriately.

Intangible assets

The Committee received information to enable it to review the more material intangible asset balances, for example, whether there had been any indication of impairment of the Group’s distribution rights asset or goodwill in light of the continued impact of the Covid-19 pandemic on activities in Asia countries. The Committee was satisfied that there was no impairment of the Group’s intangible assets at 31 December 2021. Further information is contained in note C4 of the IFRS financial statements.

Treatment of Jackson within the financial statements

The Committee reviewed the accounting for the demerger of Jackson as explained in note D1.2 of the IFRS financial statements. This included confirmation that Jackson met the held for sale and discontinued criteria of IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ in half year 2021 and consideration of the fair value of Jackson at the same date. The Committee assessed management’s analysis of the related presentation and disclosure in the financial statements and concluded they were appropriate.

Other financial reporting matters

Demerger of Jackson

The Committee reviewed the Shareholder Circular and Supplementary Circular prepared by management in accordance with the UK Listing Rules for the demerger of Jackson and was regularly briefed by Jackson management on its own preparation for listing as a stand-alone US entity. Assurance was sought from external parties including the Group’s reporting accountants and financial advisers. The Committee reviewed the procedures undertaken to support the verification of material statements made in the Prudential Shareholder Circular. The Committee reviewed drafts of documents throughout 2021 and commented on the approach and content throughout the process.

International placing and Hong Kong public offer of new share capital

In October 2021, the Group issued new shares on the Hong Kong Stock Exchange through a concurrent Hong Kong public offer and international placing. The Committee reviewed the Prospectus for the share offer, prepared by management in accordance with the Hong Kong Listing Rules, and the procedures undertaken to support the verification of material statements made in the Prospectus.

Going concern and viability statements

The Committee considered various analyses from management regarding the capital and liquidity positions at Group and parent company level, taking into account the Group’s principal risks. This included an assessment of the impact that different stress scenarios may have on the Group’s plan and its resilience to those threats. Following this review, it recommended to the Board that it could conclude that the financial statements should continue to be prepared on a going concern basis and that the disclosures in the 2021 Annual Report and Accounts on the Group’s longer-term viability were both reasonable and appropriate.

Principal activities and significant issues considered by the Audit Committee during 2021

Fair, balanced and understandable requirement

The Committee carried out a formal review of whether the 2021 Annual Report and Accounts were ‘fair, balanced and understandable’ as required by the UK Corporate Governance Code. In particular, it considered whether the report gave a full picture of the Group’s business model, strategy, financial position and performance in the year, with important messages appropriately highlighted. It also considered the level of consistency between financial statements and narrative sections, whether performance measures were clearly explained and the prominence of alternative performance measures.

After completion of its detailed review, the Committee was satisfied that, taken as a whole, the Group’s Annual Report and Accounts were fair, balanced and understandable.

Taxation

The Committee regularly received updates on the Group’s tax matters and provisions for certain open tax items, including tax matters in litigation. The Committee was satisfied that the level of provisioning adopted by management was appropriate. See notes B3 and C7 of the IFRS financial statements. In 2021, the Committee was also updated on the OECD proposals to reform international tax including the introduction of a global minimum tax rate of 15 per cent intended to be effective from 2023.

Parent company financial statements

The Committee reviewed the parent company profit and loss account and balance sheet, which included the recoverability of the parent company’s investment in subsidiaries by assessing and confirming that the net assets of the relevant subsidiaries (being an approximation of their minimum recoverable amount) were in excess of their carrying value at the balance sheet date.

External Audit

External audit effectiveness

The Group’s external auditor is KPMG LLP (KPMG) and oversight of the relationship with KPMG is one of the Committee’s key responsibilities. The Committee reviewed the effectiveness of the auditor throughout the year taking into account:

-The detailed audit strategy for the year, approach to risk assessment and coverage of the audit response to highlighted significant risks;

-Their approach to Group materiality setting in the context of the demerger of Jackson and their proposal on how that is applied to the individual business units;

-Insight around the key accounting judgements and the way KPMG applied constructive challenge and professional scepticism in dealing with management;

-The outcome of management’s internal evaluation of the auditor as discussed below; and

-Other external evaluations of KPMG, with a focus on the FRC’s annual quality review.

There is an open dialogue on emerging risks and issues between the Group Lead Partner and Committee members via a regular schedule of meetings aligned to key reporting milestones. In 2021 the Committee formally met with the Group Lead Partner without management present on two separate occasions.

Internal evaluation of KPMG was conducted using a questionnaire survey that was circulated to the Committee members, independent members of the audit committees of Material Subsidiaries, the Group Chief Financial Officer and Chief Operating Officer and the Group’s senior financial leadership for completion. A key component of the evaluation was the degree of challenge and robustness of approach to the audit. The survey asked 29 questions over four categories (audit quality and execution, team performance, process and communication) in relation to the 2020 audit.

KPMG was given the opportunity to respond to the findings in the reports and where necessary, proposed enhancements to the audit process and team.

The Committee noted the publication by the FRC in July 2021 of the results of its Annual Quality Review. While the report contained a number of areas for improvement for KPMG as a whole, the Committee noted that the FRC had reviewed KPMG’s audit of Prudential’s financial statements for the year ended 31 December 2019, for which no significant recommendations were made by the FRC for further improvement and a number of areas of good practice were highlighted.

Auditor independence and objectivity

The Committee has responsibility for monitoring auditor independence and objectivity and is supported in doing so by the Group’s Auditor Independence Policy (the Policy). The Policy is approved annually by the Committee. It sets out the circumstances in which the external auditor may be permitted to undertake non-audit services and is based on four key principles which specify that the auditor should not:

-

Have a mutual or conflicting interest with the Group;

-

Audit its own firm’s work;

-

Act as management or employees for the Group; or

-

Be put in a position of being an advocate for the Group.

The Policy has two permissible service types: those that require specific approval by the Committee on an engagement basis and those that are pre-approved by the Committee with an annual monetary limit capped at no more than five per cent of the Group audit fee in the proposed year and capped at $65,000 individually. The Policy also provides that the total fees payable to KPMG for non-audit services, other than those required by law or regulation, shall be limited to no more than 70 per cent of the average audit fees paid in the past three consecutive financial years. In accordance with the Policy, the Committee approved these permissible services, classified as either audit or non-audit services, and monitored the usage of the annual limits on a quarterly basis. Non-audit services undertaken by KPMG were agreed prior to the commencement of work and were confirmed as permissible for the external auditor to undertake in accordance with the Policy which complies with the rules and regulations of the FRC’s Revised Ethical Standard (2019), the US Securities and Exchange Commission (SEC) and the standards of the Public Company Accounting Oversight Board (PCAOB).

The Committee monitored the nature and extent of non-audit services on a regular basis to ensure the provision of non-audit services complied with the Group’s policy and did not impair the auditor’s objectivity or independence. The Committee noted that KPMG typically only performed non-audit services where they complemented its role as external auditor, for example the review of half year and EEV financial statements or additional assurance to support capital market requirements. This work has by necessity been significant as a result of the demerger of Jackson and the public offering in Hong Kong in 2021. It is not however considered to detract from the objectivity and independence of KPMG due to the nature of the work and the involvement of separate teams.

In keeping with professional ethical standards, KPMG also confirmed its independence to the Committee and set out the supporting evidence for its conclusion in a report that was considered by the Committee prior to publication of the financial results.

The Committee will continue to monitor developments to ensure the Group’s policies and processes around audit effectiveness and independence evolve in line with market practice.

Fees paid to the external auditor

The fees paid to KPMG for the year ended 31 December 2021 amounted to $15.5 million (2020: $16.0 million) of which $6.5 million (2020: $3.8 million) was total amounts payable in respect of non-audit services, except those required by law and regulation, as defined by the FRC’s Revised Ethical Standard (2019). A breakdown of the fees payable to KPMG can be found in note B2.4 of the IFRS financial statements. The ratio of non-audit fees for the Group in 2021 over the average of audit fees for the past three years is 51 per cent for the Group, 19 per cent below the 70 per cent cap set by the FRC.

In 2021, $2.1 million including amounts incurred by the discontinued US operations (2020: $0.4 million) of the $6.5 million (2020: $3.8 million) spent on non-audit services, excluding those required by law and regulation, was for one-off services associated with the demerger of Jackson and the public offering of equity shares in Hong Kong. Excluding these one-off fees, total non-audit service fees that are subject to non-audit fee cap in 2021 were $4.4 million compared with $3.4 million in 2020. The services associated with this amount included the review of the Group’s half year financial statements and EEV disclosures and in 2021 additionally included assurance work performed by KPMG in connection with Prudential Hong Kong’s application to early adopt the new risk-based framework in Hong Kong, the result of which is pending.

In all these cases, the audit firm was considered the most appropriate to carry out the work, given its knowledge of the Group and the synergies that arise from running these engagements alongside its main audit.

All non-audit services were pre-approved by the Committee and were in line with the Policy discussed above.

Reappointment of the external auditor

Based on the outcome of the effectiveness evaluation and all other considerations, the Committee concluded that there was nothing in the performance of the auditor which would require a change at the next AGM. The Committee therefore recommended that KPMG be reappointed as the auditor. A resolution to this effect will be proposed to shareholders at the 2022 AGM.

Audit tender

The Committee acknowledges the provisions contained in the UK Code in respect of audit tendering, along with legal requirements on mandatory lead auditor rotation and audit tendering. In conformance with these requirements, the Company conducted a competitive tender in 2020 to change audit firm for the 2023 financial year end. KPMG, was appointed in 1999 and since 2005, the Committee has annually considered the need to retender the external audit service.

Following the tender in 2020, the Board resolved that it intends to recommend EY for appointment for the year ending 31 December 2023 onwards, subject to shareholders’ approval at the AGM in 2023. Transition to the new audit firm has commenced and in the fourth quarter of 2021 EY confirmed to the Committee their independence from the Prudential Group. A description of the detailed tender process is set out in the 2020 Annual Report and Accounts.

Throughout the 2021 financial year, the Company has complied with the provisions of the Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 issued by the UK Competition and Markets Authority.

Lead Audit Partner Rotation

Philip Smart, KPMG Group Lead Partner, was appointed in respect of the 2017 financial year and is expected to be replaced after a five-year term following the completion of this 2021 reporting cycle. In line with the Financial Reporting Council’s Ethical Standard, the rules and regulations of the SEC and the standards of the PCAOB, a new Group Lead Partner will be required for the 2022 audit. The replacement Lead Partner has been identified and an appropriate transition plan is in place. During the 2021 year end audit, the new Lead Partner shadowed Mr Smart and met with members of the Committee and management team and attended Committee meetings.

Whistle blowing

Speak out

The Group continues to operate a Group-wide whistleblowing programme (‘Speak Out’), hosted by an independent third party (Navex). The Speak Out programme received ad hoc reports from a wide variety of channels, including a web portal, hotline, email and letters. Reports are captured, confidentially recorded by Navex, and triaged by Group Security Investigations prior to investigation by the appropriate teams.

The Committee is responsible for oversight of the effectiveness of the Group’s whistleblowing arrangements. The Committee received regular reports on the most serious cases and other significant matters raised through the programme and the actions taken to address them. The Committee was also briefed on emerging Speak Out trends and themes. The Committee may, and has, requested further reviews of particular areas of interest.

The Committee reviews the Group’s Speak Out programme annually, satisfying itself that it continues to comply with legal, regulatory and governance requirements. The Committee also considered the consistency of approach adopted across subsidiary audit committees. The Speak Out programme has been further strengthened during the year by the management level committees. Where relevant, the Committee requested information on the sharing of lessons learned.

The Chair and Committee spent time privately with the Group Chief Security Officer to understand outcomes of investigations, ensure that investigations were adequately resourced and appropriately managed, that there had been no retaliation against anyone making a report and that investigations were not improperly influenced.

A review of the Speak Out programme and its oversight was undertaken in 2021.

Internal audit

Regular reporting

The Committee received regular updates from GwIA on audits conducted and management’s progress in addressing audit findings within agreed timelines. Any delays in implementing remediation actions were escalated to the Committee and given particular scrutiny.

The independent assurance provided by GwIA formed a key part of the Committee’s deliberations on the Group’s overall control environment. During 2021, the areas reviewed included: transformation and change management (in particular relating to the demerger of Jackson); financial controls; outsourcing and third-party supply; customer outcomes; cyber security and IT risk; compliance and regulatory; and the second line.

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

The Committee Chair also meets with GwIA’s Quality Assurance Director to discuss the outcome of the quality reviews of GwIA’s work and actions arising.

Annual internal audit plan and focus for 2022

GwIA operates a rolling six-month approach to audit planning. The Committee approved the plan for the second half of 2021. It also considered and approved the Internal Audit Plan, resource and budget for the first half of 2022.

The H1 2022 Internal Audit Plan was formulated based on a bottom-up risk assessment of audit needs mapped against various metrics combined with top-down challenge. The plan was then mapped against a series of risk and control parameters, including the top risks identified by the Risk Committee, to verify that it is appropriately balanced between financial, business change, regulatory and operational risk drivers and provides appropriate coverage of key risk areas and audit themes within a risk-based cycle of coverage. Key areas of focus for H1 2022 include: strategic change initiatives, customer outcomes, cyber security, financial risk and financial controls, culture, outsourcing and digitalisation.

Effectiveness of Internal Audit

The Committee is responsible for approval of the GwIA charter, audit plan, resources, and for monitoring the effectiveness of the function.

The Committee also assesses the effectiveness of GwIA through a combination of External Quality Assessment (EQA) reviews, required every five years, and an annual internal effectiveness review.

In 2021, Deloitte performed an EQA of GwIA, which assessed GwIA as a mature function that Generally Conforms (the highest rating under the IIA’s framework) with the Institute of Internal Audit (IIA) International Professional Practices Framework and Internal Audit Financial Services Code of Practice (the Standards), and with the approach to meeting the requirements and expectations of the Hong Kong Insurance Authority including the Groupwide Supervision framework. The assessment also considered GwIA’s purpose, position, processes and reporting in the context of the Group’s wider systems of governance.

Having considered the findings of the EQA and the 2021 Internal Effectiveness review, performed by the GwIA Quality Assurance Director, the Committee concluded that GwIA had continued to operate independently of management and in compliance with the requirements of GwIA delegated authorities, procedures and practice standards in all material respects and had remained aligned to mandated objectives during 2021.

Internal control and risk management

Internal control and risk management systems

The Committee is responsible for reporting and making recommendations to the Board on the effectiveness of the Group’s system of risk management and internal control.

The Committee considered the outcome of the annual review of the system of risk management and internal control. The review identified specific areas for improvement and the necessary actions that have been, or are being, taken.

Group Governance Manual

The Group Governance Manual (the Manual) sets out the general principles by which we conduct our business and ourselves and defines our Group-wide approach to Governance, Risk Management and Internal Control.

Incorporating our Group Code of Business Conduct, the Group Governance Manual sets out the general principles by which we conduct our business and ourselves. Each business attests annually to compliance with:

-

Mandatory requirements set out in Group-wide policies, including the Group Code of Business Conduct; and

-

Matters requiring prior approval from those parties with delegated authority.

The Committee reviewed the results of the Group Governance Manual annual content review and the results of the year-end compliance attestation for the year ended 31 December 2021.

Risk Committee Report

Committee’s Purpose

The Committee’s purpose is to assist the Board in providing leadership, direction and oversight of the Group’s overall risk appetite, tolerance and strategy. It oversees and advises the Board on the current and potential risks to the Group, reviewing and approving the Group’s risk management framework, and monitoring its effectiveness and adherence to the various risk policies.

More information on the Risk Committee can be found in its Terms of Reference, which are available at www.prudentialplc.com/investors/governance-and-policies/board-and-committees-governance

Membership and 2021 meeting attendance

Committee Members	2021 Meetings
Jeremy Anderson	9/9
David Law	9/9
Ming Lu1	5/5
Kai Nargolwala[2]	4/4
Alice Schroeder	9/9
Tom Watjen	9/9
Jeanette Wong[1]	5/5
Regular Attendees

-

Chair of the Board

-

Group Chief Executive

-

Group Chief Risk and Compliance Officer

-

Group Chief Financial Officer and Chief Operating Officer

-

Company Secretary

-

Group Chief Internal Auditor

-

Chief risk officers of Jackson[3] and PCA

-

Members of the Group Risk Leadership Team are invited to attend each meeting as appropriate.

[1]

Ming Lu and Jeanette Wong joined the Risk Committee on 12 May 2021.

[2]

Kai Nargolwala stepped down from the Board following the conclusion of the AGM held on 13 May 2021.

[3] The Chief Risk officer of Jackson ceased attendance following the demerger.

This report describes how the Risk Committee has fulfilled its duties under its terms of reference during 2021.

The Committee continued to consider the challenges presented by the pandemic, it also provided key input into the historic changes to the Group that were completed during the year.

The Hong Kong IA’s GWS Framework became effective for the Group on 14 May 2021, following designation by the Hong Kong IA, subject to agreed transitional arrangements. The Committee considered updates, including the results of an independent readiness assessment, on the implementation of the Framework prior to Prudential’s designation. Following implementation, we received regular updates on the Group’s ongoing compliance.

The risks associated with the Jackson demerger and equity raise, which completed in September and October 2021 respectively, were a key focus of the Committee, which considered risk opinions and approved the associated risk disclosures included in transaction documentation.

Some of the other key risks and matters considered by the Committee are summarised in this letter, with further information included in the table below.

Committee operation and governance

As part of its duties detailed above, the Committee reviews the Group Risk Framework (GRF) to ensure that it remains effective in identifying and managing the risks faced by the Group and recommends changes for approval by the Board. We considered and approved the Risk, Compliance and Security (RCS) function’s planned activities for 2021 and received regular reports from the Group Chief Risk and Compliance Officer (CRCO), who is advised by the Group Executive Risk Committee (GERC). We also received regular reports from the GwIA function and updates from other areas of the business as needed. In 2021, to ensure sufficient time was provided for key matters requiring detailed discussions, additional Committee time was planned following the scheduled meetings in February and November2021.

The Committee works closely with the Audit Committee to ensure both committees are updated and aligned on matters of common interest and we report to the Board on the main matters discussed. Direct lines of communication, reporting and oversight of the risk committees of the Group’s Material Subsidiaries are in place. Their terms of reference are aligned to the Committee’s own, and include the requirement for relevant risk escalations directly to the Committee. Regular direct communication and close cooperation with each of the local chairs remains a key component of our governance framework, and at each meeting the Chair updated the Committee on important points raised at local level. In order to foster a close working relationship with the local audit and risk committees and deepen understanding of group-wide risk topics, David Law and Jeremy Anderson chaired a session attended by the non-executive directors of the Group’s Material Subsidiaries.

The effectiveness of the Committee was reviewed as part of the annual Board evaluation, which confirmed that the Committee continued to operate effectively during the year, with actions agreed where necessary to improve its effectiveness. We provided feedback on the performance of the Group CRCO to the Group Chief Executive as part of the annual evaluation of the Board and its members.

Risk appetite and principal risks

a.	Risk governance, capital and liquidity

The Committee performed its regular review of the Group’s risk policies and proposed changes to the Group risk appetite statements and associated limits, including how these would apply following the demerger of Jackson. We regularly reviewed the strength of our capital and liquidity positions, including the results of stress and scenario analyses. We also considered regular updates on the approach for adoption of the proposed Risk-Based Capital (RBC) regime at our Hong Kong business.

b.	The Group’s principal risks

The Committee considered the principal risks to the Group’s financial viability and non-financial resilience and sustainability, in particular those driven by a constantly-changing operating environment and the risks to, and resulting from, the Group’s digital and sustainability agenda. The Committee reviewed the Group’s annual Own Risk and Solvency Assessment (ORSA) report in May 2021 and in-depth reviews were performed on existing and emerging high-risk areas. The Committee also received reports from the risk committee chairs of the Material Subsidiaries in 2021, with the chief risk officers of Asia, Africa and (prior to demerger) Jackson regularly attending Committee meetings.

c.	Covid-19 risks

The Committee continued to monitor developments in risks from the pandemic and the Group’s ongoing responses to it. It has become clear that Covid-19 and its impact will continue for longer than many would have predicted, and some societal changes accelerated by the pandemic may be significantly long-term or permanent. This includes the expectations on the nature of working arrangements and customer expectations on insurance and health products and their accessibility. A key focus of the Committee in 2022 will be on how Prudential continues to conduct itself in a way to sustainably deliver easily accessible and socially inclusive products. Similarly, time will be prioritised to discuss the fair treatment of its policyholders, the well-being of its staff, and the broader long-term macro-economic impacts of Covid-19, such as increased inflation. A fuller explanation of the principal risks facing the Group and the way in which these are managed is set out in the Risk Review section.

Sustainability, including climate change risk

The Group’s annual update of its principal risks and ORSA report included assessments of the key sustainability risk areas associated with ESG considerations, including climate change related risks. In 2021, the Committee considered key changes to the GRF to reflect that sustainability risks, such as environmental risk, can impact and increase the Group’s existing risks. Updates to the non-financial risk appetite framework to frame risk appetite statements around stakeholder considerations and lenses, more aligned to ESG considerations, were approved by the Committee, and policies were updated to explicitly reference climate change and other ESG considerations. A Group Responsible Investment Policy was approved to support the Group’s external commitments, including those around asset book de-carbonisation. We also approved the Group’s revised Third-Party and Outsourcing Policy, which specifically references ESG within its key principles.

Digital and technology risks

The Committee received regular updates on information security, data privacy and technology risks and incidents, as well as developments in the external threat landscape such as the rise in prominence of ransomware. It approved a new Group Data Policy establishing the principles and requirements for effective and scalable data management, in light of the increase in volume and variety of data expected as part of the Group’s digital aspirations. A specific session of the Committee’s October 2021 meeting included updates on the Group’s technology risk governance model, regulatory developments, the results of external penetration testing and a deep dive review into planned features of Prudential’s Pulse platform.

The Committee was kept apprised of the key risks associated with Pulse. It also received updates on the progress of roll-out plans in new markets and the implementation of key platform features, as well as developments in risk governance over the Pulse business, such as the setting up of an Audit and Risk Committee at the Pulse subsidiary during the year.

Model risk

In 2021, given their importance to the Group’s business, the Committee focused on the risks associated with its critical models. Following the revision to Jackson’s hedge modelling, announced on 28 January 2021, which impacted Jackson’s statutory capital, with the Committee’s support the Chair led a review of the oversight and governance arrangements which operate for the Group’s critical models. The work focused on reviews of relevant Group policies, existing controls in relation to models and model changes, risk validation activity, and the visibility of model risk management information. It took into account the output from an internal audit performed during the year.

The Committee has been satisfied that appropriate controls are in place and operating for critical models across the Group’s portfolio of businesses. A number of enhancements are being made at a Group and business level to ensure consistency of approach and additional oversight by both specialist technical teams and the board-level governance risk and audit committees across the Group, with implementation in 2022.

The Committee approved updates to the Group’s Model and User Developed Applications Policy, which explicitly includes the AI ethical principles the Group’s models must comply with. Updates included an increase in oversight of models in development and the broadening of the considerations when assessing model criticality to include a wider group of stakeholders and reputational risk impacts.

The Committee received regular updates on the development of the Group internal economic capital assessment (GIECA) model in 2021. This included approving the overall GIECA methodology, prior to submission to the Hong Kong IA, and the risk calibrations for new long-term economic assumptions. It also considered the governance framework and validation activity for the GIECA model.

The Committee was also regularly updated on developments on the model planned to be used by the Hong Kong business under the Hong Kong IA’s RBC regime.

We would like to take this opportunity to thank Committee members and Prudential’s RCS function, both at Group level and at the level of local businesses, in supporting the crucial work of the Committee during such a transformative year.

-19 related risks

-19 pandemic has been broad with continuing implications for the Group’s solvency and liquidity position. The Committee received regular updates on the nature and extent of the impacts across its principal risks, including the ongoing resilience, market and economic, product, information security, distribution and customer conduct risks and the Group’s ongoing responses to them.

-19 resurgences and reinstatements of restrictions and geopolitical risks. The analysis reviewed included sensitivity assessments of the impact of various plausible scenarios.

confirm the central role of management and the various executive technical committees in overseeing model assumptions, development and assurance, and in determining matters for escalation, but adjust some of their terms of reference to expand their coverage;

clarify the oversight expectations and responsibilities of the Audit and Risk Committees at Group and BU level; and

develop guidance, examples and training to help committees approach their roles in an appropriately consistent manner.

Principal activities and significant issues considered by the Risk Committee during 2021
Risk Management

Group principal risks, including Chief Risk and Compliance Officer (CRCO) reporting

The Committee evaluated the Group’s principal risks, considering recommendations for promoting additional risks and changes in the scope of existing risks. The Committee also received regular reporting on the Group’s exposure to, and management of, its principal risks, emerging risk themes and external developments within the Group CRCO’s regular report to the Committee. Further information on how the Group identifies emerging and principal risks can be found in the Risk Review.

The Group CRCO’s reports also provided the Committee with regulatory updates, including the implications of the developing global capital standards, systemic risk regulation, engagement with the Hong Kong IA on the implementation of the GWS Framework and the Group’s ongoing compliance with the Framework following its designation by the supervisor.

Covid-19 related risks

The impact of the Covid-19 pandemic has been broad with continuing implications for the Group’s solvency and liquidity position. The Committee received regular updates on the nature and extent of the impacts across its principal risks, including the ongoing resilience, market and economic, product, information security, distribution and customer conduct risks and the Group’s ongoing responses to them.

Principal activities and significant issues considered by the Risk Committee during 2021

A key focus of the Committee in 2021 has been monitoring the potential impact of the pandemic to the level of mortality claims and policy lapses or surrenders (both to the business and to customers) in certain markets.

Deep dives

As part of its risk oversight responsibilities, the Committee considers the results of ‘deep dive’ risk reviews performed over the year.

In 2021, these focused on the risks related to the Group’s medical reimbursement product lifecycle and product risks across its major insurance businesses; the product implications arising from IFRS 17; network security through penetration testing; and proposed functionality for the Pulse platform. The Committee also considered the results of a review of the risk assessment processes for anti-money laundering and anti-bribery and corruption across its markets.

The Committee received updates on actions and developments relating to deep dives completed in 2020, including those related to interest rate risk management.

Transformation oversight

The Committee monitored the progress of the Group’s key strategic projects during the year which, in addition to those outlined in the letter above, included activities focused on IFRS 17 implementation and IBOR cessation.

Information security and data privacy

During 2021, updates were provided to the Committee on key external developments relevant to information security and data privacy, including changes in regulations and the external threat landscape. This included a focus on the global increase in frequency of ransomware attacks and the risk management and mitigation arrangements in place at the Group. The Committee also received regular progress updates on the operationalisation of the Group-wide governance model and strategy for the management of information security and data privacy risks, as well as Group-wide information security and privacy metrics providing a view of security posture across the businesses. In May 2021, we approved a new Group Data Policy, detailed in the letter above.

A session of the October 2021 Committee meeting was dedicated to information security and data privacy, where the Committee considered the matters detailed in the letter above.

Sustainability, including climate change, risk

A key component of the RCS Plan for 2021, approved by the Committee in February 2021, was the embedding of climate risk considerations into the GRF. This, and the other ESG-related matters considered by the Committee, have been detailed in the letter above.

We received regular updates on key climate-related regulatory and legislative developments, including those in respect of disclosure requirements, progress against the Group’s responsible investment commitments and its ESG ratings by external assessors and agencies.

Remuneration

The Committee has a formal role in the provision of advice to the Remuneration Committee on risk management considerations in respect of executive remuneration. It considered risk management assessments of proposed executive remuneration structures and outcomes during the year, making related recommendations to the Remuneration Committee for its consideration.

Stress and scenario testing

The Committee is responsible for reviewing the outcome and results of stress and scenario testing, which is a key risk identification, measurement and management tool for the Group.

Stress and scenario testing is a key component of the Group’s ORSA process and the Risk Assessment of the Business Plan, as described below, as well as its Recovery Planning and Reverse Stress Testing (RST).

The Group’s Recovery Plan, considered by the Committee in October 2021, included an assessment of the viability and operational resilience of the Group under severe financial and non-financial shock scenarios. The Plan concluded that, as at end of 2021, the Group is expected to remain in a resilient financial and operational condition when under severe stress, with only a very extreme scenario breaching the Group’s recovery activation measures, and that established governance frameworks and procedures are in place for senior management to respond to actual and potential threats.

Risk Assessment of the Business Plan

Principal activities and significant issues considered by the Risk Committee during 2021

As part of its role in overseeing and advising the Board on future risk exposures and strategic risks, the Committee reviewed the Risk Assessment of the Business Plan, which highlighted key financial and non-financial risks, in particular those driven by the uncertain recovery in markets, the impacts of regional Covid-19 resurgences and reinstatements of restrictions and geopolitical risks. The analysis reviewed included sensitivity assessments of the impact of various plausible scenarios.

Model risk management

At a number of meetings during the year, the Committee reviewed the oversight and governance arrangements which operate for the Group’s critical models. The review focused on a number of activities undertaken by management and internal audit to look at relevant Group policies, existing controls in relation to models and model changes, risk validation activity, and the visibility of model risk management information, taking into account the output from an internal audit performed during the year. The review made a number of recommendations which, in summary:

-

confirm the central role of management and the various executive technical committees in overseeing model assumptions, development and assurance, and in determining matters for escalation, but adjust some of their terms of reference to expand their coverage;

-

clarify the oversight expectations and responsibilities of the Audit and Risk Committees at Group and BU level; and

-

develop guidance, examples and training to help committees approach their roles in an appropriately consistent manner.

The Committee will monitor progress against the agreed actions over the course of 2022.

Regulatory and Compliance Matters

GWS Framework

The matters considered by the Committee in advance of the Group’s designation under, and ongoing compliance with, the GWS Framework post-designation have been detailed in the letter above.

Compliance and regulatory change

The Committee received regular reporting on key regulatory compliance risks and mitigation activity across the Group’s businesses throughout the year, covering regulatory changes, reviews and interventions, including those relating to US-China sanctions.

We also received regular updates on conduct risk and progress under the Group’s Conduct Risk Programme, including those related to the further implementation, assurance and the engagement model of the Group Conduct Risk Framework.

Group-wide Internal Audit

The Committee received updates from GwIA throughout the year relating to matters which fall within the scope of its responsibilities. In October 2021, we considered the GwIA function’s report on its audit into model governance.

Risk and Compliance Framework

Annual review of risk policies, risk framework compliance and Committee effectiveness

The GRF and risk policies were subject to their annual review, with amendments made to ensure the policies remained appropriate post the GWS Framework becoming effective for the Group and the Jackson demerger, as well as changes to reflect the Group’s purpose, ESG strategy and culture framework. The Board approved the changes recommended by the Committee.

The Committee reviewed the results of the annual Group Governance Manual year-end compliance attestation performed by the business units under the GRF and associated policies.

In February 2022, the Committee considered the findings of the annual evaluation of Committee effectiveness, agreeing actions where necessary to improve Committee effectiveness. It also considered the effectiveness of, and approved updates to, the RCS Function Mandate which formally sets out the purpose and responsibilities of the RCS function and its effectiveness in overseeing the key risks to the Group.

Group Risk Appetite and Limits

The Committee is responsible for recommending changes in the Group’s overall risk appetite and tolerance to the Board for approval.

Principal activities and significant issues considered by the Risk Committee during 2021

In May 2021, the Committee recommended for approval by the Board proposed enhancements to the Group Risk Appetite framework to ensure its continued appropriateness post the Jackson demerger and to meet relevant requirements under the new GWS Framework. We approved new Limits and Triggers on asset duration and duration mismatches in July 2021 for road-testing. In November 2021, we approved an increase in the Group’s capital counter-cyclical buffer reflective of the assessed mid-to-late economic cycle.

Updates to the non-financial risk appetite framework and statements were approved in November 2021 to frame risk appetite statements around stakeholder considerations and lenses, more aligned to ESG considerations.

External and regulatory reporting

ORSA

The ORSA is a key ongoing process for identifying, assessing, controlling, monitoring and reporting the risks to which the Group is exposed and assessing capital adequacy over the business planning horizon.

In May 2021, the Committee considered the Group’s ORSA report, based on the Business Plan, prior to its approval by the Board.

Systemic Risk Management

The Financial Stability Board (FSB) has endorsed a new Holistic Framework for systemic risk management and suspended Global Systemically Important Insurer (G-SII) designations until the completion of a review in 2022.

Many of the policy requirements that resulted from the Group’s prior designation in 2016 as a G-SII have been adopted into the Insurance Core Principles (ICPs) and ComFrame – the common framework for the supervision of Internationally Active Insurance Groups (IAIGs) - and included under the Hong Kong IA’s GWS Framework. Prudential was included in the first register of IAIGs released by the IAIS on 1 July 2020 and was designated an IAIG by the Hong Kong IA following an assessment against the established criteria in ComFrame. The Committee therefore considered, and recommended for approval by the Board, the Systemic Risk Management Plan, Recovery Plan and Liquidity Risk Management Plan.

GIECA development

The Committee received regular updates on the development of the Group’s GIECA model and remained actively involved in its progress. Following updates at the February and May 2021 meetings, which included a summary of the key methodology decisions, the Committee approved risk calibrations for new long-term economic assumption risks at its July 2021 meeting.

In October 2021, the Committee approved the overall updated GIECA methodology prior to submission to the Hong Kong IA, and considered the governance framework for the GIECA model and a validation report and opinion on model developments.

In November 2021, we approved key assumptions for the proposed model to be used for FY 2021 results.

Hong Kong RBC

In February 2021, the Committee considered an update on Hong Kong RBC adoption which included considerations on technical specifications. In November 2021, it considered the plans for independent assurance opinions on RBC results and considered updates on the internal and external validation of the proposed RBC model.

Insurance Capital Standards (ICS)

The Committee considered the Group’s full year 2020 ICS results in November 2021. This included an update on key areas of focus for the Group’s engagement on the development of the ICS during the five-year monitoring period.

Audit Committee Financial Expert

The Board has determined that David Law, Chair of the Audit Committee, qualifies as audit committee financial expert within the meaning of Item 16A of Form 20-F, and that David Law is independent within the meaning of Rule 10A-3 under the Exchange Act.

Governance – Differences between Prudential’s Governance Practice and the NYSE Corporate Governance Rules

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

As a company listed on the London Stock Exchange, Prudential is required to comply with the Listing Rules, the Disclosure Guidance and Transparency Rules and the Prospectus Rules issued by the FCA. Prudential is also required, pursuant to the Listing Rules, to report on its compliance with the UK Corporate Governance Code (the “UK Code”) which is issued by the Financial Reporting Council. Throughout 2021, the UK Code applicable to Prudential consisted of a number of main principles, and a series of more detailed provisions. The Listing Rules stipulate that Prudential must set out to shareholders how it has applied the main principles of the UK Code and a statement as to whether it has complied with all relevant provisions. Where it has not complied with all the applicable provisions of the UK Code, it must set out reasons for such deviation (the so-called “comply or explain” regime).

As a result of its listing on the Hong Kong Stock Exchange, Prudential is also required to comply with the continuing obligations set forth in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the ‘HK Listing Rules’) and is expected to comply with or explain any deviation from the provisions of the Corporate Governance Code contained in Appendix 14 to the HK Listing Rules (the ‘HK Code’).

The material differences between Prudential’s corporate governance practices and the NYSE rules on corporate governance (NYSE Rules) are set out below. Unless specifically indicated otherwise, references to compliance with the UK Code below also includes compliance with the HK Code.

Independence of directors

The NYSE Rules require that the majority of the board be independent and sets out specific tests for determining director independence. The UK Code requires that at least half of the board, excluding the chair, should be non-executive directors whom the board considers to be independent. Where there are circumstances which are likely to impair, or could appear to impair, a non-executive director’s independence, and the board nonetheless considers that the non-executive director is independent, a clear explanation is provided in the annual report. The UK Code also requires that the board should include an appropriate combination of executive and non-executive (and, in particular, independent non-executive) directors, such that no individual or small group of individuals can dominate the board’s decision making.

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

The Independence of Directors is outlined in the ‘Board of Directors’ section above.

Separation of duties

The NYSE Rules do not specify a requirement for roles of the CEO and the Chairman to be separate.

The UK Code requires that these roles be fulfilled by different individuals. As at 17 March 2022, the roles of the CEO and Chair of the Board are fulfilled by Mike Wells and Shriti Vadera, respectively.

Committees of the board

The Prudential Board has established a number of Board Committees which are similar in both composition and purpose to those required under the NYSE Rules. The membership of these committees is entirely made up of non-executive directors whom the Board has deemed to be independent, with the exception of the Chair who was independent on appointment but is no longer considered independent. The Chair of the Nomination & Governance Committee is the Chair of the Board, as permissible under the UK and HK Codes. The Chair is not a member of the Remuneration, Risk or Audit Committee.

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

The following is a summary of both the rights of Prudential shareholders including certain provisions of Prudential’s Articles of Association (the Articles). Rights of Prudential shareholders are set out in the Articles or are provided for by English law. This document is a summary and, therefore, does not contain full details of the Articles. A complete copy of the Articles was filed as an exhibit to Form 20-F on 22 March 2019. In addition, the Articles may be viewed on Prudential’s website.

Issued share capital

The issued share capital as at 31 December 2021 consisted of 2,746,412,265 (31 December 2020: 2,609,489,702; 31 December 2019: 2,601,159,949) ordinary shares of 5 pence each, all fully paid up and listed on the London Stock Exchange and the Hong Kong Stock Exchange. As at 31 December 2021, there were 41,532 (31 December 2020: 45,176; 31 December 2019: 46,847) accounts on the register. Further information can be found in note C8 to the consolidated financial statements.

As at 15 March 2022, the issued share capital of Prudential consisted of 2,746,413,338 ordinary shares of 5 pence each, all fully paid up and listed on the London Stock Exchange and the Hong Kong Exchange. No shares were held in treasury.

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

As at 15 March 2022, Trustees held 0.39 per cent of the issued share capital under the various plans in operation.

Rights to dividends under the various plans are set out in ‘Compensation and Employees’ section of this report.

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

Prudential seeks authority from its shareholders on an annual basis to issue shares up to a maximum amount of which a defined number may be issued without pre-emption rights applying. Dis-application of statutory pre-emption procedures is also available for rights issues. The existing authorities to issue shares and dis-apply pre-emption rights are due to expire at the end of the 2022 annual general meeting of the Company when shareholder approval will be sought to renew and enhance those authorities.

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

A number of dividend waivers are in place and these relate to Ordinary Shares issued but not allocated under the Group’s employee share plans. These shares are primarily held by the Trustees and will, in due course, be used to satisfy requirements under the Group’s employee share plans.

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

Shareholders may appoint and remove Directors by ordinary resolution at a general meeting of the Company. The UK Corporate Governance Code contains a provision that all directors should stand for annual re-election. In line with these provisions, all Directors, except those who are retiring or being elected for the first time, are expected to stand for re-election at the 2022 annual general meeting.

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

Disclosure of interests

There are no provisions in the Articles that require persons acquiring, holding or disposing of a certain percentage of Ordinary Shares to make disclosure of their ownership percentage. Shareholders are required to disclose certain interests in accordance with Rule 5 of the UK’s Disclosure Guidance and Transparency Rules by notifying Prudential of the percentage of the voting rights he or she directly or indirectly holds or controls if the percentage of the voting rights:

●	reaches, exceeds or falls below 3 per cent and/or any subsequent whole percentage figure as a result of an acquisition or disposal of Ordinary Shares or financial instruments; or
●	reaches, exceeds or falls below any such threshold as a result of any change in the number of voting rights attached to the Ordinary Shares.

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

A Director may not vote or be counted in the quorum in relation to any resolution of the Board in respect of any contract in which he or she has an interest. This prohibition does not, however, apply to any resolution where that interest cannot reasonably be regarded as likely to give rise to a conflict of interest or where that interest arises only from certain matters specified in the Articles, including the following:

●	certain matters that benefit the Group (such as a guarantee, indemnity or security in respect of money lent or obligations undertaken by the Director at the request of or for the benefit of the Company or one of its subsidiaries);
●	certain matters that are available to all other Directors and/or employees (such as the provision to the Director of an indemnity where all other Directors are being offered indemnities on substantially the same terms or in respect of any contract for the benefit of Group employees under which the Director benefits in a similar manner to the employees); and
●	certain matters that arise solely from the Director’s interest in shares or debentures of the Company (such as where Prudential or one of its subsidiaries is offering securities in which offer the Director is entitled to participate as a holder of securities or in respect of any contract in which a Director is interested by virtue of his interest in securities in the Company).

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

Code of Ethics

Prudential has a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act, (which Prudential calls its Group Code of Business Conduct) which applies to the Board and Executive team, as well as to all other employees. Prudential’s Group Code of Business Conduct (Code) is available on its website at www.prudentialplc.com.

The Code sits at the heart of the Group Governance Manual (“GGM”), incorporating Standards of Business Conduct which clarify expectations over employee behaviour by presenting all individual obligations referenced throughout the GGM in a single, accessible format:

●	Financial Crime (ABC/AML/Fraud/Preventing Tax Evasion);
●	Conflicts of Interest;
●	Information & Dealing (Inside Info/Info Barriers/Securities Dealing/Info Security/Privacy);
●	Communication (Internal/External/Media/Social Media/Anti-Competitive Behaviour);
●	People (Diversity & Inclusion/Respect/Discrimination and Harassment); and
●	Confidential Reporting.

A review of the Code is undertaken each year to ensure it remains appropriate for the global business, taking into consideration both internal and external factors.

To align with the Group’s Culture Framework, the front end of the Code was amended during the year to incorporate the Group’s renewed purpose and the personal values which help influence our conduct as individuals representing the Group.

COMPENSATION AND EMPLOYEES

Our Executive Directors’ remuneration at a glance

What performance means for Executive Directors’ pay in 2021

At Prudential, remuneration packages are designed to ensure strong alignment between pay and performance. 2021 saw the Group perform strongly against its financial and strategic objectives which has been appropriately reflected in the incentive outcomes, as set out in the Annual report on remuneration.

The value of the performance-related elements of remuneration is added to the fixed packages provided to Executive Directors to calculate the 2021 ‘single figure’ of total remuneration. The total 2021 ‘single figure’ for the Group Chief Executive is 15 per cent less than the total restated 2020 ‘single figure’. This chiefly reflects the level of vesting of the 2019 PLTIP award which was partially offset by a higher 2021 AIP outcome compared to 2020. The values for the current Executive Directors are outlined in the table below:

		Fixed pay		Variable pay
			2021
			Pension		2021	2021	2020
		2021	and	2021	PLTIP	single	single
		salary	benefits	bonus	vesting	figure	figure[1]
Executive Director	Role	($000)	($000)	($000)	($000)	($000)	($000)
Mark FitzPatrick	Group Chief Financial Officer and Chief Operating Officer	1,085	416	1,860	536	3,897	4,349
James Turner	Group Chief Risk and Compliance Officer	943	771	1,629	450	3,793	4,003
Mike Wells	Group Chief Executive	1,581	668	3,057	1,296	6,602	7,768

Note

1.	2020 single figure has been restated on the required basis to reflect the actual value of the 2018 PLTIP award at vesting.

Aligning pay with the Group’s forward-looking strategy

Remuneration approach in light of the demerger

Following the demerger of Jackson, the Group is exclusively focused on its higher growth businesses in Asia and Africa. In this context and to reflect post-demerger priorities, the Committee has reviewed executive remuneration arrangements and made several changes. This included:

●	Adjusting the weightings of the financial AIP measures, by increasing the focus on New Business Profit;
●	Updating pay benchmarking peer groups to increase focus on the Asia-led financial services organisations; and
●	Revising our TSR peer group ahead of 2021 awards being made under the PLTIP in order to reflect the post-demerger footprint of the Group.

To recognise the hard work and commitment shown by our employees in preparation for the demerger and to give our people a stake in the new chapter of the Company’s development, each Prudential plc employee (other than the Group Executive Committee) received, in October 2021, a Celebration Award of US$1,000 of restricted shares which will be released in October 2022.

Remuneration arrangements for 2022

Decisions summarised below were taken by the Committee in 2021. Changes to the remuneration arrangements which follow the senior leadership changes announced in February 2022 are set out in the ‘Statement of implementation of remuneration policy in 2022’ section of this report.

Remuneration packages for 2022, effective 1 January 2022, are set out in detail in the Annual Report on remuneration and are summarised below.

				Annual Incentive Plan
				(AIP)
				Maximum	Bonus	PLTIP
		2022 salary	2022 salary	bonus	deferred	award
Executive Director	Role	(local currency)[1]	(USD)[2]	(% of salary)	(% of bonus)	(% of salary)[3]
Mark FitzPatrick	Group Chief Financial Officer and Chief Operating Officer	£822,000	$1,131,000	175%	40%	250%
James Turner	Group Chief Risk and Compliance Officer	HK$7,550,000	$971,000	175%	40%	250%
Mike Wells	Group Chief Executive	£1,184,000	$1,629,000	200%	40%	400%

Notes

1.	Salary increases of 3% were awarded with effect from 1 January 2022.
2.	The exchange rate used to convert pay to USD is the reporting rate during 2021 of 0.7269 for GBP and 7.7728 for HKD. All salaries are rounded to the nearest $1,000/£1,000 or HKD 10,000.
3.	The PLTIP award is subject to a three-year performance period and a holding period which ends on the fifth anniversary of the award.

Summary of the current Directors’ remuneration policy

The current Directors’ remuneration policy was approved at the AGM on 14 May 2020 and is expected to fully apply until the 2023 AGM, when shareholders will be asked to approve a revised Directors’ remuneration policy, in line with the requirement to submit the policy for shareholder approval at least every three years. The Committee is comfortable that the current Policy operated as intended and that the overall 2021 remuneration paid to Executive Directors as set out below and within the Annual report on remuneration, was appropriate.

The pages that follow present a summary of the current Directors’ remuneration policy. The complete policy is available on the Company’s website at www.prudentialplc.com/investors/governance-and-policies/policies-and-statements.

Summary of the Directors’ remuneration policy

Principles underlying the policy

When determining the 2020 Directors’ remuneration policy, the Committee had regard to a number of key principles as illustrated below:

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

The policy provides the Committee with substantial flexibility to adjust incentive outcomes, to reduce or cancel unvested awards and to reclaim both bonus and long-term incentive payments. The Committee’s discretionary powers have been formalised and additional malus and clawback triggers for personal conduct introduced in relation to the AIP and PLTIP to take into account non-financial and individual factors.

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

A post-employment shareholding requirement for Executive Directors provides continued alignment with the success of the Company and stakeholder interests even after leaving the Board. This obligation will be implemented by requiring Executive Directors retiring from the Board to obtain clearance to deal in the Company’s shares during the two years following their retirement.

Alignment to culture

New and existing Executive Directors are offered pension benefits of 13 per cent of salary, aligned with the employer pension contribution available to the UK workforce.

The conduct measure in the PLTIP rewards for appropriate management action and ensures that there are no significant conduct/culture/governance issues that result in significant capital add-ons or material fines. The new carbon reduction measure in the PLTIP is aligned to the ESG strategy and recognises the Group’s commitment in this area.

The pay arrangements for Executive Directors are aligned with those of the senior leadership team.

The vesting period attached to the long-term incentives reflects the time horizon of the business plan. The additional post-vesting holding period and post-employment shareholding requirement strengthens the community of interests between Executives and other stakeholders.

Clarity

The Committee has consulted with the Company’s largest shareholders and their advisers on the current policy and executive pay decisions before they are implemented.

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

The Committee’s discretionary powers have been formalised and additional malus and clawback triggers for personal conduct introduced in relation to the AIP and PLTIP to take into account non-financial and individual factors.

Predictability	The levels of awards under incentive arrangements to Executive Directors at threshold, on-target and maximum performance points are clearly defined and presented in relevant sections of this report.

Annual Report on remuneration

Membership and 2021 meeting attendance

Committee Members	2021 Meetings
Anthony Nightingale CMG SBS JP (Chair)	8/10
Thomas Watjen	10/10
Kai Nargolwala[1]	5/6
Fields Wicker-Miurin[2]	9/10
Amy Yip[3]	4/4
The Hon. Philip Remnant CBE FCA	9/10
David Law ACA[4]	9/9
Chua Sock Koong[5]	4/4
Regular attendees
- Chair - Group Chief Executive - Company Secretary - Group Human Resources Director - Director of Group Reward and Employee Relations - Remuneration Committee Adviser

1 Kai Nargolwala stepped down from the Remuneration Committee on 13 May 2021.

2 Fields Wicker-Miurin stepped down from the Remuneration Committee on 31 December 2021.

3 Amy Yip stepped down from the Remuneration Committee on 3 March 2021.

4 David Law joined the Remuneration Committee on 4 February 2021.

5 Chua Sock Koong joined the Remuneration Committee on 12 May 2021.

Role and responsibilities

The role and responsibilities of the Committee are set out in its terms of reference, which are reviewed by the Committee and approved by the Board on a periodic basis, and which can be found on the Company’s website at https://www.prudentialplc.com/~/media/Files/P/Prudential-V3/content-pdf/gremco-tor-at-01-01-2022.pdf. The Committee’s role is to assist the Board in meeting its responsibilities regarding the determination, implementation and operation of the overall remuneration policy for the Group, including the remuneration of the Chair of the Board, Executive Directors, Group Executive Committee members and the Company Secretary, as well as overseeing the remuneration arrangements of other staff within its purview. In 2021, the Committee met seven times and also dealt with a number of matters by email circulation.

The principal responsibilities of the Committee set out in their terms of reference and discharged during 2021 were:

–

Approving the operation of performance-related pay schemes operated for the Executive Directors, other members of the Group Executive Committee and the Company Secretary, and determining the targets and individual payouts under such schemes;

–

Reviewing the operation and awards made under all share plans requiring approval by the Board and/or the Company’s shareholders. Specifically, during 2021, this included approving the remuneration section of the Demerger Agreement and all related adjustments to pay and performance schemes;

–	Monitoring compliance of the Chair and Executive Directors and other members of the Group Executive Committee with share ownership guidelines;
–

Reviewing and approving individual packages for the Executive Directors and other members of the Group Executive Committee, and the fees of the Chair. Similarly, reviewing and approving fees for the Non-executive Directors of the Group’s material subsidiaries;

–

Reviewing workforce remuneration practices and related policies across the Group when setting the remuneration policy for Executive Directors, as well as the alignment of incentives and awards with culture;

–	Reviewing and approving the content and format of the UK gender pay gap report;
–	Monitoring the remuneration and risk management implications of remuneration of senior executives across the Group and other selected roles; and
–	Overseeing the implementation of the Group remuneration policy for roles within the scope of the specific arrangements referred to in the Hong Kong IA GWS Framework.

The Chair and the Group Chief Executive attend meetings by invitation. The Committee also had the benefit of advice from:

–	Group Chief Risk and Compliance Officer;
–	Group Chief Financial Officer and Chief Operating Officer;
–	Group Human Resources Director; and
–	Director of Group Reward and Employee Relations.

Individuals are not present when their own remuneration is discussed and the Committee is always careful to manage potential conflicts of interest when receiving views from Executive Directors or senior management about executive remuneration proposals.

As part of our broader programme of shareholder engagement, the Chair of the Committee held meetings with shareholders and the principal advisory bodies to discuss decisions taken in respect of the Executive Directors’ remuneration arrangements for 2022. We have had the benefit of substantive feedback from 50 per cent of our shareholder register and are pleased that the majority of shareholders and advisory bodies who provided input were supportive of our proposals and commended the manner in which we conducted the consultation process.

During 2021, Deloitte LLP was the independent remuneration adviser to the Committee. Deloitte was re-appointed by the Committee in 2021 following a competitive tender process. As part of this process, the Committee considered the services that Deloitte provided to Prudential and its competitors, as well as other potential conflicts of interest. Deloitte is a member of the Remuneration Consultants’ Group and voluntarily operates under their code of conduct when providing advice on executive remuneration in the UK. Deloitte regularly meets with the Chair of the Committee without management present. The Committee is comfortable that the Deloitte engagement partner and team providing remuneration advice to the Committee do not have connections with Prudential that may impair their independence and objectivity. The total fees paid to Deloitte for the provision of independent advice to the Committee in 2021 were £81,250 charged on a fixed fee as well as time and materials basis. During 2021, Deloitte provided Prudential management advice on remuneration, digital and technology, taxation, internal audit, global mobility, risk and regulatory matters. Remuneration advice is provided by an entirely separate team within Deloitte.

In addition, in 2021 the Committee and management commissioned a large scale research project by Aon, which included analysis of remuneration trends and structures across a number of sectors and geographies. The total cost of this project, including analysis and data provided in respect of executives below Board, was US$117,700 charged on a fixed fee basis. Aon were selected and appointed by management. The Committee is comfortable that the advice received was objective and independent. During 2021, Aon provided other parts of the Group management advice on staff salary data, insurance services and asset management consulting services.

In 2021 the Board conducted an evaluation of its effectiveness which included an assessment of the Remuneration Committee. The evaluation confirmed that the Committee continued to operate effectively during the year.

Remuneration decisions taken in relation to the demerger

The Jackson business demerged from the Group with effect from 13 September 2021. The Committee established a set of principles, consistent with that applied on the 2019 demerger of M&G, to underpin decisions on remuneration relating to the demerger with Jackson, including:

—	Executives should not be advantaged or disadvantaged by the demerger;
—	The value of outstanding awards and their key terms (release dates, holding periods, malus and clawback provisions) should be unaffected;
—	Where performance conditions need to be revised, the new conditions should be no more or less stretching than those originally attached to the awards; and
—	Where the Committee has applied discretion, this will be disclosed clearly.

These principles formed the basis for the treatment of outstanding share awards which was set out in the Shareholder Circular published on 6 August 2021 and approved by shareholders at the August 2021 General Meeting. In summary, employees of Prudential plc (including the Executive Directors of the Company) received the demerger dividend on their outstanding deferred bonus and long-term incentive awards in the form of additional Prudential plc shares which will be released on the same timetable and on the same basis as their original share awards. The Committee decided that it was appropriate that, wherever possible, executives should be rewarded in the shares of the business which they continue to lead. For awards under UK all-employee share plans, the treatment was in line with the relevant rules and regulations.

Adjusting the AIP and in-flight PLTIP performance conditions

At the time of the demerger, the 2021 AIP financial targets were adjusted to exclude the Jackson business for the remainder of the year.

The Committee decided that the financial targets for the 2019 and 2020 PLTIP awards should be adjusted to exclude the Jackson components of the Plan on which the targets were based, with effect from the date of the demerger, in order to appropriately account for the period that Jackson were not part of the Group. The revised targets will be disclosed in the remuneration report for the year in which the awards vest.

The 2021 PLTIP award targets exclude Jackson performance, with the exception of the ‘conduct’ measure in the sustainability scorecard which includes Jackson until the point of demerger.

No changes have been made to the TSR peer groups for any outstanding PLTIP awards held by Prudential plc staff. The TSR peer group was revised ahead of 2021 awards being made in order to reflect the post-demerger footprint of the Group.

Demerger share calculation

At the time of the demerger of Jackson from Prudential plc shareholders received one share in Jackson for every forty shares they hold in Prudential plc. The Committee approved the approach to converting the demerger dividend into additional Prudential plc shares and ADRs for those with outstanding awards at the date of the demerger. Prudential plc employees who held awards over Prudential shares or ADRs therefore received the value of the demerger dividend in the form of additional Prudential plc shares or ADRs respectively. These additional shares/ADRs will vest on the same timetable and on the same basis as the original award.

The Committee considered a number of approaches for converting the demerger dividend into additional Prudential plc shares/ ADRs. It decided to determine the number of additional Prudential plc shares/ADRs to be awarded as a dividend by dividing the value of Jackson shares (based on the volume weighted average price realised through the bulk sale of Jackson shares immediately following demerger date) by the Prudential plc share price averaged over the first ten days of Jackson’s regular trading on the NYSE. This approach ensured alignment between the value that our employees and our shareholders realised from the demerger.

TSR calculation

The Committee determined that the calculation of TSR for in-flight PLTIP awards should be adjusted to reflect the demerger of Jackson. This involved the application of an adjustment factor calculated in line with standard methodologies.

Table of 2021 Executive Director total remuneration (the ‘single figure’)

									Total 2021
								Total 2021	remuneration
		2021	2021	2021	2021	Total 2021	Total 2021	remuneration	the ‘single
$000s (unless	2021	taxable	total	PLTIP	pension	fixed	variable	the ‘single	figure’ in
stated)	salary	benefits*	bonus†	releases‡	benefits§	remuneration~	remuneration~	figure’∧	GBP (£000)#
Mark FitzPatrick	1,085	275	1,860	536	141	1,501	2,396	3,897	2,832
James Turner[1]	943	646	1,629	450	125	1,714	2,079	3,793	2,757
Mike Wells	1,581	463	3,057	1,296	205	2,249	4,353	6,602	4,799
Total	3,609	1,384	6,546	2,282	471	5,464	8,828	14,292	10,388
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

‡

In line with the regulations, the estimated value of the 2021 PLTIP releases for all Executive Directors has been calculated based on the average share price over the last three months of 2021 (£14.00/US$19.26) and includes the accumulated dividends delivered in the form of shares. The Committee’s approach to determining the level of vesting for this award is set out in the ‘Remuneration in respect of performance periods ending in 2021’ section. The number of Prudential plc shares under award has been adjusted to take account of the Jackson demerger in line with the approach set out in the section on ‘Remuneration decisions taken in relation to the demerger’. As set out in the 2019 Annual Report, these awards have previously been adjusted on the demerger of M&G. The actual value of vesting PLTIP awards, based on the share price on the date awards are released, will be shown in the 2022 report. Due to the share price depreciation over the vesting period, the estimated value per share of the 2019 PLTIP awards is 9.1% lower than the value per share at grant. As a result, no value is attributable to share price appreciation. No adjustment to vesting levels has been proposed as a result of the share price depreciation.

§	2021 pension benefits include cash supplements for pension purposes and contributions into defined contribution schemes as outlined in the ‘pension benefit entitlement’ section.
~	Total fixed remuneration includes salary, taxable benefits and pension benefits. Total variable remuneration includes total bonus and PLTIP releases.
∧

Each remuneration element is rounded to the nearest $1,000 and totals are the sum of these rounded figures. Total remuneration is calculated using the methodology prescribed by Schedule 8 of Statutory Instrument 2013 No. 1981 – The Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013. Total 2021 remuneration has been converted to US dollars using the exchange rate of 0.7269 for GBP and 7.7728 for HKD. Exchange rate fluctuations will therefore impact the reported value.

#	Total 2021 remuneration has been converted to GBP using the exchange rate of 0.7269 USD to 1 GBP.

Note

1	Mr Turner is paid in HK dollars, while Messrs Wells and FitzPatrick are paid in sterling.

Table of 2020 Executive Director total remuneration (the ‘single figure’)

									Total 2020
								Total 2020	remuneration
		2020	2020	2020	2020	Total 2020	Total 2020	remuneration	the ‘single
$000s (unless	2020	taxable	total	PLTIP	pension	fixed	variable	the ‘single	figure’ in
stated)	salary	benefits*	bonus†	releases‡	benefits§	remuneration~	remuneration~	figure’∧	GBP (£000)#
Mark FitzPatrick	980	239	1,186	1,773	171	1,390	2,959	4,349	3,391
James Turner[1]	950	643	1,322	919	169	1,762	2,241	4,003	3,122
Mike Wells	1,481	388	1,355	4,286	258	2,127	5,641	7,768	6,057
Total	3,411	1,270	3,863	6,978	598	5,279	10,841	16,120	12,570
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

‡

In line with the regulations, the value of the 2020 PLTIP releases for all Executive Directors has been calculated using the share price at vesting of £14.9984 and includes the accumulated dividends delivered in the form of shares. The number of Prudential plc shares under award have been adjusted in line with the approach set out in the section on ‘Remuneration decisions taken in relation to the demerger’ in the 2019 Annual Report. Due to the share price depreciation over the vesting period, the estimated value per share of the 2018 PLTIP awards is 16.5% lower than the value per share at grant. As a result, no value is attributable to share price appreciation. No adjustment to vesting levels has been proposed as a result of the share price depreciation.

§	2020 pension benefits include cash supplements for pension purposes and contributions into defined contribution schemes as outlined in the ‘pension benefit entitlement’ section.
~	Total fixed remuneration includes salary, taxable benefits and pension benefits. Total variable remuneration includes total bonus and PLTIP releases.
∧

Each remuneration element is rounded to the nearest $1,000 and totals are the sum of these rounded figures. Total remuneration is calculated using the methodology prescribed by Schedule 8 of Statutory Instrument 2013 No. 1981 – The Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013. Total 2020 remuneration has been converted to US dollars using the exchange rate of 0.7798 for GBP and 7.7560 for HKD. Exchange rate fluctuations will therefore impact the reported value.

#	Total 2020 remuneration has been converted to GBP using the exchange rate of 0.7798 for GBP.

Note

1Mr Turner is paid in HK dollars, while Messrs Wells and FitzPatrick are paid in sterling.

Remuneration in respect of performance in 2021

Base salary

No salary increases were awarded to Executive Directors with effect from January 2021. However, the scope of the role of the Group Chief Financial Officer and Chief Operating Officer was expanded in April 2021 to include oversight of the Group’s investment processes and governance in addition to his previous responsibilities. The Hong Kong IA has also asked that he is designated as a Key Person in a Control Function with responsibility for the Financial Control function. The scope of Mr FitzPatrick’s role was previously increased in 2019 to include the Chief Operating Officer responsibilities without an increase in remuneration. Having considered these developments, the Committee decided to award a 5 per cent salary increase for Mr FitzPatrick with effect from 1 April 2021.

As a result, Executive Directors received the following salaries in 2021:

				2021 salary
	2021 salary		2021 salary	(local
	(local currency)		(USD)[1] from	currency)	2021 salary
	from 1 January		1 January	from 1 April	(USD)[1] from
Executive Director	2021		2021	2021	1 April 2021
Mark FitzPatrick, Group Chief Financial Officer and Chief Operating Officer		£760,000	$1,046,000	£798,000	$1,098,000
James Turner, Group Chief Risk and Compliance Officer	HK$	7,330,000	$943,000	No change
Mike Wells, Group Chief Executive		£1,149,000	$1,581,000	No change

Note

1	2021 salaries were converted to US dollars using an exchange rate of 0.7269 for GBP and 7.7728 for HKD. All salaries are rounded to the nearest $1,000/£1,000 or HKD 10,000.

Pension benefit entitlements

Pension benefit arrangements for 2021 are set out in the table below. The employer pension contribution available to the UK workforce is 13 per cent of salary.

Executive Director	2021 pension benefit	Life assurance provision
James Turner	Pension supplement in lieu of pension of 13 per cent of salary and a HKD18,000 employer payment to the Hong Kong Mandatory Provident Fund.	Eight times salary.
Mark FitzPatrick and Mike Wells	Pension supplement in lieu of pension of 13 per cent of salary.	Four times salary plus an additional four times salary dependants’ pension.

Annual bonus outcomes for 2021

Target setting

For 2021, financial AIP metrics comprise 80 per cent of the bonus opportunity for all Executive Directors apart from the Group Chief Risk and Compliance Officer, for whom this accounts for 40 per cent of the bonus opportunity. The performance ranges are based on the annual business plans approved by the Board and reflect the ambitions of the Group, in the context of anticipated market conditions. The financial element of Executive Directors’ 2021 bonuses was determined by the achievement of four Group measures, namely adjusted operating profit, operating free surplus generation, EEV new business profit and cash flow, which are aligned to the Group’s growth and cash generation focus.

Personal objectives comprise 20 per cent of the bonus opportunity for all Executive Directors. These objectives were established at the start of the year and reflect the Company’s Strategic Priorities set by the Board. For 2021, Executive Directors had two shared strategic objectives linked to developing and embedding the Group’s ESG strategic framework and completing the separation of Jackson from the Group.

Functional objectives account for the remaining 40 per cent of the Group Chief Risk and Compliance Officer’s bonus opportunity. These are based on the Group Risk Plan and are developed with input from the Chair of the Group Risk Committee.

AIP payments are subject to meeting minimum capital thresholds which are aligned to the Group risk framework and appetites (as adjusted for any Group Risk Committee approved counter-cyclical buffers), as described in the Group Chief Risk and Compliance Officer’s report section of this report.

The Committee seeks advice from the Group Risk Committee on risk management considerations to inform decisions about remuneration architecture and performance measures to ensure that risk management, culture and conduct are appropriately reflected in the design and operation of Executive Directors’ remuneration.

Performance assessment

The Committee determines the overall value of the bonus, taking account of the inputs described above and any other factors which it considers relevant.

The Committee considered a report from the Group Chief Risk and Compliance Officer which had been approved by the Group Risk Committee. This report confirmed that the 2021 results were achieved within the Group’s and businesses’ risk framework and appetite. The Group Chief Risk and Compliance Officer also considered the effectiveness of risk management and internal controls, and specific actions taken to mitigate risks, particularly where these may be at the expense of profits or sales. The report also confirmed that the Group met minimum capital thresholds which were aligned to the Group risk framework and appetites. The Committee took into account this advice when determining AIP outcomes for Executive Directors.

The table below illustrates the weighting of performance measures for 2021 and the level of achievement under the AIP:

				Achievement against performance
	Weighting of measures			measures
	(% of total bonus opportunity)			(% of maximum for each component)
	Group			Group			2021 AIP outcome[1]
	financial	Functional	Personal	financial	Functional	Personal	(% of total bonus
Executive Director	measures	objectives	objectives	measures	objectives	objectives	opportunity)
Mark FitzPatrick	80%	—	20%	98.4%	—	96.4%	98.0%
James Turner	40%	40%	20%	98.4%	98.8%	99.2%	98.7%
Mike Wells	80%	—	20%	98.4%	—	90.0%	96.7%

Note

1	All bonus awards are subject to 40 per cent deferral for three years and the deferred bonus will be paid in Prudential plc shares.

Financial performance

The Committee reviewed performance against the performance ranges at its meeting in February 2022. Group adjusted operating profit and Group free surplus generation were approaching the stretch target established by the Board. Life new business profit and Group cash flow achievement exceeded the stretching targets established by the Board.

The level of performance required for threshold, plan and maximum payment against the Group’s 2021 AIP financial measures and the results achieved are set out below:

				Stretch
		Threshold	Target	target	Achievement
2021 AIP measure	Weighting	($m)	($m)	($m)	($m)
Group adjusted operating profit	25%	4,882	5,278	5,674	5,616
Group operating free surplus generated	30%	1,726	1,866	2,006	2,087
Group cash flow	10%	(348)	91	154	394
Group EEV new business profit	35%	2,163	2,472	2,534	2,526

Personal performance

A proportion of the annual bonus for each Executive Director is based on the achievement of personal objectives including:

–The executive meeting their individual conduct and customer measures;

–The executive’s contribution to Group strategy as a member of the Board; and

–Specific goals related to the function for which they are responsible and progress on major projects.

At the end of the year, the Committee considered the performance of all executives against objectives established at the start of the year. At its meeting in February 2022, it concluded that 2021 had seen the execution of significant strategic objectives, as described in the Strategic and Operating Review. These achievements reflect Executive Directors’ high level of performance against their 2021 personal objectives. All executives met their individual conduct measures and each Executive Director made a significant contribution to the achievement of Group strategy during 2021.

The below summarises performance against the personal objectives and strategic priorities for the current Executive Directors:

Shared strategic objectives

2021 key strategic objective	Achievement	Performance relative to target

ESG - climate and diversity

Develop and embed the Group’s ESG strategic framework, with a particular focus on:

-

initiatives to improve accessibility to health and financial security;

-

managing the Group’s exposure to climate-related risks and opportunities; and

-

its actions as a consequence, and improving diversity, inclusion and belonging in the organisation.

SOCIETY, PEOPLE

The ESG framework was embedded at both functional and local business levels and the Prudential Sustainability Advisory Group was established.

In May 2021, the Group set a target to become a net zero 2050 asset owner supported by a 25 per cent reduction in emissions from the portfolio by 2025. The Group is on track for achievement of this target and has achieved the exit of coal equity holdings (above the 30 per cent revenue threshold) by the end of 2021. A responsible investment policy was agreed and has been implemented.

The Group launched the We DO Family campaign to support the development of inclusive products that recognise the evolution of nuclear families by expanding the Group’s product coverage to include a wider array of relationships.

The Group demonstrated its commitment to Diversity & Inclusion by achieving a c35 per cent representation of women in senior leadership at the end of 2021, above the 30 per cent commitment under the HM Treasury ‘Women in Finance Charter’. The Group was included on the Bloomberg Gender Equality Index for the first time and is committed to the United Nations Women’s Empowerment Principles.

Above target level, approaching stretch target level
Complete the separation of Jackson from the Group INVESTORS

The Group completed the separation of Jackson resulting in Prudential’s transformation from a diversified, global group into a focused business exclusively targeting the long-term structural opportunities of Asia and Africa.

The Group secured shareholder support of the demerger (at the General Meeting in August 2021, 99.65 per cent shareholders supported the demerger resolution). Shortly thereafter the Board declared a dividend in specie, distributing the Jackson shares to the Group’s shareholders.

The Group retained a stake in Jackson following the demerger.

Above stretch target level

Mark FitzPatrick, Group Chief Financial Officer and Chief Operating Officer

2021 key strategic deliverables	Achievement	Performance relative to target

Strategic communications with debt and equity markets and Equity raise

Lead strategic communications between Prudential and the debt and equity markets, and specifically deliver the required debt repayment and refinancing.

Seek to raise US$2.5-3 billion of new equity capital.

INVESTORS

Ensured debt and equity plan remained supported by investors as the Jackson demerger and Equity raise evolved, through regular engagement with investors and ratings agencies so that both share prices and credit ratings were not impacted by equity raise and temporarily high leverage post Jackson demerger.

Ensured that market disclosures on debt issuance and repayment were updated at the appropriate times and the lead regulator HKIA was supportive of the debt transactions and their capital implications.

Raised c$1 billion and repaid c$3 billion of debt (including $1.7 billion redeemed in January 2022), maximising opportunity for deleveraging, debt refinancing and reduction in interest costs.

Developed and refined structure, transaction size and timing throughout 2021, to ensure a successful Hong Kong Equity raise, ultimately leading to significant increase in Hong Kong share liquidity.

Developed and communicated the equity story to investors through Capital Markets Day, leading Finance, Investor Relations, Corporate Strategy, Communications, Legal and external parties to deliver and execute.

Above stretch target level
Increase Asia shareholder base Increase the Asia shareholder base and Hong Kong liquidity. INVESTORS

Raised $2.4 billion of equity in Hong Kong to optimise balance sheet to reflect focus on Asia and Africa.

Delivered the Hong Kong Equity raise marketing, securing milestone orders and ran the Hong Kong public offering.

Supported further roll out of Asia research coverage. Directly managed Asia based IR effort, tailoring Investor Relation efforts to increase access to Asia-based investors via conferences and Investor Relation activities, including site visits. Drove continued domestic Hong Kong stock commentary and public relations efforts.

Above stretch target level

2021 key strategic deliverables	Achievement	Performance relative to target
Deliver IFRS 17 reporting changes to ensure systems in place to deliver comparative reporting from 2022. REGULATORS

Sponsored the IFRS17 programme and chaired the Group-wide steering committee for IFRS 17. During 2021, the Group made significant progress with the build and testing of new actuarial and finance systems.

Programme activities were completed to enable the production of the opening balance sheet and comparatives in 2022.

Above target level, approaching stretch target level

Recognising Mr FitzPatrick’s very strong performance against both his individual and shared personal objectives during 2021, the Committee judged that 19.3 per cent of a maximum of 20 per cent attributable to personal objectives was appropriate.

James Turner, Group Chief Risk and Compliance Officer

2021 key objectives	Achievement	Performance relative to target
Lead strategic communications between Prudential and key regulators, ensuring constructive and open relationships. Maintain constructive engagement and relationships with industry peers. REGULATORS

Worked closely with HKIA to support finalisation of preparations for compliance with the GWS legislation, which became effective on 29 March 2021, with formal designation of the Group with effect from 14 May 2021.

Proactively engaged with regulators in advance of the demerger of US business and provided support for the necessary interaction between the HKIA and DIFS.

Provided insight to regulators on key Group risks and associated developments as part of the annual College of Supervisors.

Engaged with both regulators and the stock exchange as part of a key role in the Group’s 2021 equity raise.

Continued leadership role in discussions with regulator and peers on development of the HK RBC capital regime given its economic capital focus.

Above stretch target level
Develop the Risk and Compliance leadership team and key talent to enable strong succession planning/talent pipeline. PEOPLE

Supported the development of the senior team within the US business to take key functional leadership roles post operational separation of the US business.

Supported Group-wide talent development initiatives including mentorship and sponsorship of future and recently promoted leaders across Asia.

Developed the Risk and Compliance leadership key talent across the region including identifying potential successors for the Group Chief Risk and Compliance Officer role.

Above stretch target level

Recognising Mr Turner’s very strong performance against both his individual and shared personal objectives during 2021, the Committee judged that 19.8 per cent of a maximum of 20 per cent attributable to personal objectives was appropriate.

Mike Wells, Group Chief Executive

2021 key objectives	Achievement	Performance relative to target

Pulse

Progress the rapid roll out across Asia and Africa and monetisation potential of Pulse as a platform with increasing functionality and operational and financial synergies with the rest of the business.

CUSTOMERS

Supervised the roll-out of Pulse which is now available in 17 markets and exceeding 32 million downloads and c13 million registrations by the end of 2021. Pulse has attracted a large proportion of young generation users (aged 18 to 35) and mass segment users.

Insights gathered on Pulse provided a better understanding of customer needs, allowing the Group to digitally deliver products and services customized to users’ interests and requirements. These insights also help the agency network assist those customers that require a more personal, advice-led approach.

By the end of 2021, the Group has entered into over 56 key digital partnerships which allowed it to harness the strengths and abilities of its partners, to broaden the product and services offering and to expand its market reach.

Above stretch target level

2021 key objectives	Achievement	Performance relative to target

Accelerated Asian and African growth

Ensure a healthy balance sheet and sufficient capital and funding for accelerated Asian and African growth, including for opportunities that may be developed or become available outside the Group 2021 - 2023 Plan, in a manner that begins the re-rating of the share price.

INVESTORS

In October 2021 Prudential completed a share offer raising approximately HK$18.5 billion or US$2.4 billion on the Hong Kong Stock Exchange (HKSE). The proceeds were used to redeem existing debt, in order to maintain and enhance Prudential’s financial flexibility in light of the breadth of opportunities to invest for growth in Asia and Africa.

We estimate the Moody’s total leverage at 31 December to be 26 per cent and if the further debt redemptions of $1,725 million in January 2022 had been completed as at 31 December 2021, we estimate that this figure would have been 21 per cent.

Above stretch target level

Recognising Mr Wells’s very strong performance against both his individual and shared personal objectives during 2021, the Committee judged that 18 per cent of a maximum of 20 per cent attributable to personal objectives was appropriate.

Functional performance

The Group Chief Executive and the Chair of the Group Risk Committee undertake the assessment of performance against functional objectives for the Group Chief Risk and Compliance Officer. 2021 achievement is summarised below:

Summary of 2021 functional objectives	Achievement	Performance relative to target

Group-wide risk and compliance developments

Oversee implementation of HKIA GWS requirements with key focus on development of GIECA.

Specific non-financial risk framework development to change to reflect the 2021 plan:

•Enhancing customer-related conduct risk management information.

•Adapting the framework to ensure it remains effective in light of the strategic objectives related to the Pulse business.

•Further updates to reflect the impact of climate related transition risk.

INVESTORS, REGULATORS

Worked closely with Group Finance to lead the development of the GIECA methodology, including providing regular updates to the Group Risk Committee to enable appropriate level of challenge and transparency of key assumptions and modelling simplifications during the critical development stage.

Led the adaptation of the Enterprise Risk Management Framework and Governance to meet changing requirements, including those associated with the Group’s strategic focus digitalisation and external developments in the understanding of the risks associated with climate change.

Engaged first-line stakeholders in training, awareness and conduct risk assessments, as well as providing conduct advice for Pulse, and enhancing conduct elements in the product approval process.

Above stretch target level

Risk and compliance oversight

Ensure the business is sufficiently informed on external risk perspectives and challenged, where appropriate to take effective actions and decisions.

Provide Non-executive and Executive management information and insight to fully support members in meeting their responsibilities and duties set out in their Terms of Reference in respect of risk management.

Support the identification and management of emerging and top risks by the business, including deep dives into areas identified in the Top Risk process (eg interest rate management, oversight of the separation of

Delivered insightful Chief Risk and Compliance Officer updates to the Group Risk Committee focusing on the impact on the Group of rapidly developing risk themes such as geo-political developments, pandemic impacts, the management of sanctions and credit risk in the balance sheet.

Completed the program of targeted, deep dive risk reviews, as proposed and agreed with the Group Risk Committee at the start of the year, including assessments following penetration testing, the use and development of digital wallets and the long-term impacts of lower for longer interest rates on core products in each of the larger markets.

Provided clear and concise risk analysis and opinions in support of Board decisions including in relation the demerger of the US business, the equity raise and other strategic initiatives.

Led an initiative, including training, to demonstrate an open discussion of mistakes and ‘what could go wrong’ by senior leaders, in order to

Above stretch target level

Summary of 2021 functional objectives	Achievement	Performance relative to target
Jackson, modelling and assumption risks and technology risk management). INVESTORS, REGULATORS	encourage similar conversations within teams and promote psychological safety.
Operating model Implementation Operationalise a Group-wide function for the International business, improving efficiency and effectiveness through collaboration and coordination. INVESTORS

Completed functional alignment to Asia/Africa business operations following the demerger of the US business including build of technology and digital risk capabilities and leadership for the Asia/Africa business.

Reinforced functional mission and operation as a Group-wide function and developed communication and training programmes to support the global Risk, Compliance and Security function in understanding and responding to key elements of the Group’s strategy including digitalisation and ESG related initiatives.

Above target level, approaching stretch target level

In recognition of James Turner’s very strong performance against his functional objectives during 2021, the Committee judged that 39.5 per cent of a maximum of 40 per cent attributable to functional objectives was appropriate.

2021 bonus awards

The Committee determined the 2021 AIP awards below on the basis of the performance of the Group and of the individual executives. In making these decisions, it reflected on factors including:

●	The overall contribution of the executive;
●	Behavioural, conduct and risk management considerations; and
●	Wider experience of stakeholders and overall corporate performance.

40 per cent of the 2021 bonus awards will be deferred into shares for three years.

					2021
				Actual 2021	bonus award
				AIP award	(including
			Maximum	(% of	cash and
			2021 AIP	maximum	deferred
Executive Director	Role	2021 salary[1]	(% of salary)	opportunity)	elements)
Mark FitzPatrick[2]	Group Chief Financial Officer and Chief Operating Officer	$1,085,000	175%	98.0%	$1,859,795
James Turner	Group Chief Risk and Compliance Officer	$943,000	175%	98.7%	$1,628,507
Mike Wells	Group Chief Executive	$1,581,000	200%	96.7%	$3,056,778

Notes

1	Salaries are converted to US dollars using an exchange rate of 0.7269 for GBP and 7.7728 for HKD.
2	The salary for Mr FitzPatrick reflects the salary increase awarded with effect from 1 April 2021.

Further details of Key Management Remuneration may also be found in note B2.3 of the consolidated financial statements.

Long-term incentives vesting in respect of performance to 31 December 2021

Prudential Long Term Incentive Plan (PLTIP)

Target setting

Our long-term incentive plans have stretching performance conditions that are aligned to the strategic priorities of the Group. In 2019, all Executive Directors were granted awards under the PLTIP. In determining the financial targets under the sustainability scorecard, the Committee had regard to the stretching nature of the three-year Business Plan for adjusted operating profit and capital positions as set by the Board. Further, in setting the conduct and diversity targets under the sustainability scorecard, the Committee considered input from the Group Chief Risk and Compliance Officer on conduct risk for the conduct measure and had regard to the Company’s commitment under the Women in Finance Charter for the diversity measure.

Further details may also be found in note B2.2 of the consolidated financial statements.

The weightings of the measures are detailed in the table below:

	Weighting of measures
		Sustainability Scorecard				Vesting (% of maximum)
		Solvency
		II capital
		generation/Group	ECap
		free	operating
		surplus	capital			Threshold	Stretch
Executive Director	Group TSR[1]	generation[2]	generation[3]	Conduct[4]	Diversity[5]	performance	performance
Mark FitzPatrick	75%	6.25%	6.25%	6.25%	6.25%	20%	100%
James Turner	75%	6.25%	6.25%	6.25%	6.25%	20%	100%
Mike Wells	75%	6.25%	6.25%	6.25%	6.25%	20%	100%

Notes

1Group TSR is measured on a ranked basis over three years relative to peers.

2

At the time of award a Solvency II operating capital generation measure was used in the sustainability scorecard. As set out in the ‘Remuneration decisions taken in relation to the demerger’ section of the 2019 Directors’ remuneration report, Solvency II operating capital generation was replaced with Group free surplus generation from 1 July 2019 since Prudential ceased to be subject to Solvency II capital requirements and no longer calculated or disclosed a Solvency II position following the demerger of the M&G business and the change in the Company’s Group-wide supervisor.

3	This is cumulative three-year ECap Group operating capital generation, less cost of capital (based on the capital position at the start of the performance period).
4	Conduct is assessed through appropriate management action, ensuring there are no significant conduct/culture/governance issues that could result in significant capital add-ons or material fines.
5

Diversity is measured as the percentage of the Leadership Team that is female at the end of 2021. The target for this metric has been based on progress towards the goal that the Company set when it signed the Women in Finance Charter, where 30 per cent of our Leadership Team should be female by the end of 2021.

As described in the section on ‘Remuneration decisions taken in relation to the demerger’, the Committee adjusted the performance conditions attached to the 2019 PLTIP awards in order to take account of the demerger with Jackson, ensuring that the revised performance conditions were no more or less stretching than those originally attached to the awards. As set out in the 2019 Annual Report, these awards have previously been adjusted on the demerger of M&G. The performance assessment provided below is based on these adjusted targets.

Performance assessment

In deciding the proportion of the awards to be released, the Committee considered actual results against performance targets. The Committee also reviewed underlying Company performance to ensure vesting levels were appropriate, including an assessment of whether results were achieved within the Group’s risk framework and appetite. Finally, overall vesting levels were reviewed to ensure that levels of reward provided remain reflective of the Company’s performance. The Directors’ remuneration policy summary section contains further details of the design of Prudential’s long-term incentive plans.

	Threshold (20 per cent of award vests)	Stretch (100 per cent of award vests)	Performance achieved	Vesting outcome
TSR[1]	Median	Upper quartile	below median	0 per cent
Group Solvency II operating capital generation/Group operating free surplus generation[3]

Group Solvency II operating capital generation from 1 January 2019 to 30 June 2019 – target $2.0 billion.

Group operating free surplus generation from 1 July 2019 to 31 December 2021 – target $9.6 billion

			above target but below the cumulative stretch target	83 per cent
Capital measure – Group ECap operating capital generation[3]	Target $6.1 billion		below threshold	0 per cent
Conduct	Partial achievement	Stretch achievement	no conduct, culture or governance issues that resulted in significant capital add-ons or material fines	100 per cent
Diversity[2]	28 per cent of Leadership Team being female	32 per cent of Leadership Team being female	35 per cent of our Leadership Team was female	100 per cent

Notes

1

Peer group for the 2019 awards is AIA, Aegon, AXA Equitable, China Taiping Insurance, Great Eastern, Lincoln National, Manulife, MetLife, Ping An Insurance, Principal Financial, Prudential Financial, Sun Life Financial. No adjustments were made to the peer group in respect of the demerger.

2	In 2019 the Leadership Team was subdivided into the Leadership Team and the Executive Council. Both of these leadership groups are considered for the purposes of this assessment.
3	Jackson performance was excluded from the point of demerger.

Details of cumulative achievement under the capital measures have not been disclosed as the Committee considers that these are commercially sensitive and would put the Company at a disadvantage compared to its competitors. The Committee will keep this disclosure policy under review based on whether, in its view, disclosure would compromise the Company’s competitive position.

PLTIP vesting

The Committee considered a report from the Group Chief Risk and Compliance Officer which had been approved by the Group Risk Committee. This report confirmed that the financial results were achieved within the Group’s risk framework and appetite. On the basis of this report and the performance of the Group described above, the Committee decided not to apply any adjustment to the arithmetic vesting outcome under the 2019 PLTIP awards and determined the vesting of each Executive Director’s PLTIP awards as set out below:

	Maximum	Percentage
	value	of the PLTIP	Number	Value of
	of award at	award	of shares	shares
Executive Director	full vesting[1]	vesting	vesting[2]	vesting[1]
Mark FitzPatrick, Group Chief Financial Officer and Chief Operating Officer	$3,018,080	17.75%	27,814	$535,694
James Turner, Group Chief Risk and Compliance Officer	$2,533,597	17.75%	23,349	$449,699
Mike Wells, Group Chief Executive	$7,300,743	17.75%	67,284	$1,295,881

Notes

1

The share price used to calculate the value of the PLTIP awards with performance periods which ended on 31 December 2021 and vest in April 2022 for all Executive Directors, was the average share price for the three months up to 31 December 2021, being £14.00 converted at the exchange rate of 0.7269 USD. The number of Prudential plc shares under award has been adjusted to account for the demerger of Jackson in line with the approach set out in the section on ‘Remuneration decisions taken in relation to the demerger’.

2	The number of shares vesting includes accrued dividends. Shares vesting will be subject to a two-year holding period.

Long-term incentives awarded in 2021

2021 share-based long-term incentive awards

The table below shows the awards of conditional shares made to Executive Directors under the PLTIP in 2021 and the performance conditions attached to these awards.

					Percentage
					of awards
		Number			released for		Weighting of performance conditions
		of shares	Face value of award		achieving	End of
		subject	% of		threshold	performance	Group		Sustainability
Executive Director	Role	to award	salary	(USD)†	targets	period	TSR	RoEV	scorecard§
Mark FitzPatrick	Group Chief Financial Officer and Chief Operating Officer	126,245	250%	$2,613,822	20%	31 December 2023	50%	30%	20%
James Turner	Group Chief Risk and Compliance Officer	111,215	250%	$2,302,636	20%	31 December 2023	50%	30%	20%
Mike Wells	Group Chief Executive	305,382	400%	$6,322,739	20%	31 December 2023	50%	30%	20%

†Awards for Executive Directors are calculated based on the average share price over the three dealing days prior to the grant date, being £15.05/$20.70.

§	Each of the four measures within the sustainability scorecard has equal weighting. They are GWS operating capital generation, Group ECap operating capital generation, diversity and conduct.

The Committee will review awards on vesting to ensure that participants do not benefit from windfall gains. The Committee will consider Prudential’s stretching performance targets, the share performance of Prudential and its peers, the prices of the indices on which Prudential is listed and any other factors deemed relevant.

As set out in the section on ‘Remuneration decisions taken in relation to the demerger’, 2021 PLTIP targets were set excluding the Jackson business from the targets, with the exception of the conduct measure in the sustainability scorecard which included Jackson until the demerger date.

Relative TSR

Under the Group TSR measure, 20 per cent of the award will vest for TSR at the median of the peer group, increasing to full vesting for performance within the upper quartile. The peer group for 2021 PLTIP awards, which reflects the footprint of the post-separation Group, is set out below:

AIA Group	Allianz	AXA	China Life
China Pacific Insurance (CPIC)	China Taiping Insurance	Great Eastern	Manulife Financial
New China Life (NCl)	Ping An Insurance	Sun Life Financial	Zurich Insurance Group

Return on Embedded Value (RoEV)

Performance will be assessed on the average three-year Group RoEV relative to the 2021-2023 Board approved Plan. 20 per cent of the award will vest for achieving the threshold level of 9.0 per cent, increasing to full vesting for reaching the stretch level of at least 11.0 per cent.

Sustainability scorecard

Under the 2021 sustainability scorecard, performance will be assessed for each of the four measures, at the end of the three-year performance period. Performance will be assessed on a sliding scale. Each of the measures has equal weighting and the 2021 measures are set out below:

Capital measure:	Cumulative three-year ECap Group operating capital generation, less cost of capital (based on the capital position at the start of the performance period) relative to threshold.
Vesting basis:

Performance below threshold results in nil vesting, 20 per cent vesting for achieving threshold, increasing to full vesting for performance above stretch level. The threshold figure for this metric will be published in the Annual Report for the final year of the performance period.

Capital measure:	Cumulative three-year GWS[1] operating capital generation relative to threshold.
Vesting basis:

Performance below threshold results in nil vesting, 20 per cent vesting for achieving threshold, increasing to full vesting for performance above stretch level. The threshold figure for this metric will be published in the Annual Report for the final year of the performance period.

Conduct measure:	Through strong risk management action, ensure there are no significant conduct/culture/governance issues that result in significant capital add-ons or material fines.
Vesting basis:	Performance below threshold results in nil vesting, 20 per cent vesting for partial achievement of the Group’s expectations, increasing to full vesting for achieving the Group’s expectations.
Diversity measure:	Percentage of the Executive Council and Leadership Team that are female at the end of 2023.
Vesting basis:

Performance below threshold results in nil vesting, 20 per cent vests for meeting the threshold of at least 33 per cent of our Executive Council and Leadership Team being female at the end of 2023. Full vesting will be achieved for reaching the stretch level of at least 37 per cent being female by the end of 2023.

Note

1.	Following the Group’s designation by the Hong Kong Insurance Authority in May 2021, the Group’s regulatory capital requirements are now determined by the GWS Framework. This means that the Local Capital Summation Method (LCSM) measure has been replaced with GWS operating capital generation. Since the GWS methodology for calculating operating capital generation is the same as that previously applied under the LCSM framework, this will not require any adjustment to be made to the targets attached to outstanding PLTIP awards and the assessment of their achievement will be unaffected.

Pay comparisons

Performance graph and table

The chart below illustrates the TSR performance of Prudential, the FTSE 100 (as the Company has a premium listing on the London Stock Exchange) and the peer group of international insurers used to benchmark the Company’s performance for the purposes of the 2021 PLTIP awards. The chart illustrates the performance of a hypothetical investment of $100 in ordinary shares of Prudential plc over the 10-year period 1 January 2012 to 31 December 2021 compared to a similar investment in the FTSE 100 or an index of the Company’s peers. Total shareholder return is based on Returns Index data calculated on a daily share price growth plus re-invested dividends (as measured at the ex-dividend dates).

Prudential TSR vs. FTSE 100 and peer group average – total return over 10-year period to December 2021

• Prudential • FTSE 100 • Peer group

The information in the table below shows the total remuneration for the Group Chief Executive over the same period:

$000[1]	2012	2013	2014	2015	2015	2016	2017	2018	2019	2020	2021
Group Chief Executive	T Thiam	T Thiam	T Thiam	T Thiam[2]	M Wells[2]	M Wells	M Wells	M Wells	M Wells	M Wells	M Wells
Salary, pension and benefits	2,169	2,201	2,406	938	3,048	3,029	2,415	2,423	2,122	2,126	2,249
Annual bonus payment	3,160	3,207	3,501	1,077	1,903	2,904	2,673	2,848	2,804	1,355	3,057
(As % of maximum)	(100)%	(99.8)%	(100)%	(77.3)%	(99.7)%	(99.5)%	(94)%	(95)%	(96)%	(46.0)%	(96.7)%
LTIP vesting	9,733	8,167	16,233	5,174	6,564	4,016	5,955	4,837	2,746	4,286	1,296
(As % of maximum)	(100)%	(100)%	(100)%	(100)%	(100)%	(70.8)%	(95.8)%	(62.5)%	(62.5)%	(68.8)%	(17.8)%
Other payments	—	—	—	—	—	—	—	—	—	—	—
Group Chief Executive ‘single figure’ of total remuneration[3]	15,062	13,575	22,140	7,189	11,515	9,950	11,042	10,109	7,671	7,768	6,602

Notes

1	All remuneration has been converted to USD using the average exchange rate for each respective financial year.
2

Tidjane Thiam left the Company on 31 May 2015. Mike Wells became Group Chief Executive on 1 June 2015. The figures shown for Mike Wells’s remuneration in 2015 relate only to his service as Group Chief Executive.

3

Further detail on the ‘single figure’ is provided in the ‘single figure’ table for the relevant year. The figures provided reflect the value of vesting LTIP awards on the date of their release other than for 2021 (for which an estimate is used).

Relative importance of spend on pay

The table below sets out the amounts payable in respect of 2020 and 2021 on all employee pay and dividends:

	2020	2021	Percentage change
All employee pay ($m)[1,2]	1,000	1,057	6%
Dividends including demerger dividend ($m)[3]	420	2,201	424%
Dividends excluding demerger dividend ($m)[3]	420	466	11%

Notes

1	All employee pay as taken from note B2.1 to the financial statements.
2	FY21 and FY20 excludes Jackson costs.

3 Dividends taken from note B5 to the financial statements.

Percentage change in remuneration

The table below sets out how the change in remuneration for each Director between 2020 and 2021 and between 2019 and 2020 compared to a wider employee comparator group:

	Salary		Benefits		Bonus[8]
	(% change)		(% change)		(% change)
	2020-21	2019-20	2020-21	2019-20	2020-21	2019-20
Executive Directors
Mark FitzPatrick[1,2]	3%	1%	15%	26%	46%	(27)%
James Turner[1]	(0.5)%	10%	1%	49%	23%	(2)%
Mike Wells[1]	(0.5)%	1%	20%	35%	110%	(52)%
Chair and Non-executive Directors
Shriti Vadera[3]	907%	—	—	—	n/a	—
Jeremy Anderson[4]	13%	—	n/a	n/a	n/a	n/a
David Law[4]	6%	1%	n/a	n/a	n/a	n/a
Ming Lu6	—	—	n/a	—	n/a	—
Kai Nargolwala[5]	(61)%	10%	n/a	n/a	n/a	n/a
Anthony Nightingale	—%	4%	n/a	n/a	n/a	n/a
Philip Remnant	—%	1%	n/a	n/a	n/a	n/a
Alice Schroeder[4]	24%	1%	n/a	n/a	n/a	n/a
Chua Sock Koong[6]	—	—	n/a	—	n/a	—
Thomas Watjen[4]	(4)%	10%	n/a	n/a	n/a	n/a
Fields Wicker-Miurin[4,7]	14%	1%	n/a	n/a	n/a	n/a
Jeanette Wong[6]	—	—	n/a	—	n/a	—
Amy Yip	—%	—%	n/a	n/a	n/a	n/a
Average pay for all UK-based employees	3.05%	3.76%	0.67%	(3.95)%	5.76%	(7.27)%

Notes

1.	The change in the total salaries paid to Messrs FitzPatrick, Turner and Wells in 2020 includes a salary increase reversed from 1 April 2020. The change in salaries and bonuses for Executive Directors is calculated on a local currency basis. The change in benefits for Executive Directors is calculated in USD, as benefits values are denominated in a number of currencies.
2.	Mark FitzPatrick received a salary increase of 5% effective 1 April 2021 due to an increased scope to his role.
3.	Shriti Vadera joined the Board and the Nominations Committee on 1 May 2020 and became Chair on 1 January 2021. The change in pay reflects her pro-rated pay for 2020 as well as her change in role.
4.	Fluctuations in pay are due to change in Committee memberships in 2021.
5.	Kai Nargolwala stepped down from the Board at the 2021 AGM.
6.	Chua Sock Koong, Ming Lu and Jeanette Wong joined the Board in 2021.
7.	Fields Wicker-Miurin retired from the Board on 31 December 2021.
8.	The change in bonus shows change in the value of the annual bonus and does not include the value of long-term incentive awards, in line with the reporting regulations.

The regulations prescribe that this comparison should include all employees of the parent company. The number of individuals employed by the parent company is insufficient to be the basis of a representative comparison. Therefore, the Committee decided to use all UK-based employees as the basis for this calculation. The average pay for all employees has been calculated on a full-time equivalent basis by reference to the total pay awarded to UK employees in 2021, 2020 and 2019. The salary increase includes uplifts made through the annual salary review, as well as any additional changes in the year, for example, to reflect promotions or role changes. The increase in bonus is driven by the strong financial performance of the business in 2021 compared to 2020. There has been no change to the level of taxable benefit coverage received by employees.

Group Chief Executive pay compared with employee pay

The table below compares the Group Chief Executive’s ‘single figure’ of total remuneration to that received by three representative UK employees in 2021.

The reduction in ‘single figure’ remuneration for the Group Chief Executive was driven by the lower vesting of the 2019 PLTIP. This was coupled with the increase in bonus received by all employees, due to the better financial performance of the Group, which has led to a reduction in pay ratio at all quartiles when compared to previous years.

Year	Method	25th percentile pay ratio	Median pay ratio	75th percentile pay ratio
2021	Option B	62 : 1	44 : 1	29 : 1
2020[1]	Option B	72 : 1	48 : 1	32 : 1
2019	Option B	78 : 1	60 : 1	39 : 1

Note

1	2020 CEO pay ratio has been recalculated to account for the 2020 CEO ‘single figure’ restated on the required basis to reflect the actual value of the 2018 PLTIP award at vesting.

Under the regulations, there is a choice of three methodologies to determine the 25th, median and 75th full-time equivalent remuneration of our UK employees. The Company has chosen to use the 2021 hourly rate gender pay gap information (collected in accordance with the Equality Act 2010 (Gender Pay Gap Information) Regulations 2017), as this method uses data that is aligned with other disclosures made under our gender pay gap reporting and includes all UK employees (‘Option B’ in the table above). The employees used in the calculations were identified using the most recently collected gender pay gap data, on 1 February 2022, following the end of the financial year. Base salary and total remuneration for these identified employees has then been calculated based on their actual remuneration for 2021. The Committee determined that the identified employees are reasonably representative since the structure of their remuneration arrangements is in line with that of the majority of employees within the UK-based Group Head Office workforce. The same methodology used for calculating the ‘single figure’ of the Group Chief Executive has been used for calculating the pay and benefits of these three UK employees. No elements of remuneration were omitted or adjusted. The identified individuals were employed on a full-time basis so no further adjustment has been made to their remuneration.

The salary and total remuneration received during 2021 by the indicative employees used in the above analysis are set out below:

	25th percentile	Median	75th percentile
2021 salary ($000)	87	113	153
Total 2021 remuneration ($000)	106	150	227

The Committee believes that the median pay ratio is consistent with the pay, reward and progression policies for our UK-based Group Head Office employees. The base salary and total remuneration levels for the Group Chief Executive and the median representative employee are competitively positioned within the relevant markets and reflect the operation of our remuneration structures which are effective in appropriately incentivising staff, having regard to our risk framework, risk appetites and to rewarding the ‘how’ as well as the ‘what’ of performance.

Gender pay gap

Our UK business, Prudential Services Limited, is the employing entity for all of our London Head Office staff including the UK-based Group Chief Executive and his direct reports. Prudential Services Limited has recently reported its 2021 UK gender pay gap data and details can be found on the Group’s website (www.prudentialplc.com/en/esg/esg-reporting).

Due to the change in the Group’s business focus, senior management roles are split between locations in the UK and Asia. The 2021 gender pay gap calculations are based on the employees based in the UK only, and therefore exclude data for part of our senior management team, including a number of senior female leaders, who are based in Hong Kong.

While women and men continue to be paid equally for performing similar roles, our gender pay gap reflects the fact that men and women have traditionally held different roles, particularly in the financial services sector. It highlights the fact that we have more men than women in leadership and senior operational roles. We continue to focus our efforts on closing the gender pay gap as quickly as possible. Female representation in our leadership roles has increased from 33 per cent in 2020 to 35 per cent in 2021 in our London Head Office.

The UK headcount of Prudential Services Ltd is now below the 250-person threshold which triggers mandatory publication of the gender pay gap and the CEO pay ratio. Both the 2021 gender pay gap and the CEO pay ratio data have been disclosed on a voluntary basis.

Consideration of workforce pay and approach to engagement

During the year, the Committee considered workforce remuneration and related policies in the businesses across the Group. Information presented to the Committee, by way of a dashboard, included how the Company’s incentive arrangements are aligned with the culture and informed the Committee’s decision-making on executive pay and policy. By way of example, employee salary increase budgets are considered as part of the year-end review of Executive Director compensation and salary increases.

As part of the Board’s wider approach to employee engagement, which also included a Group-wide engagement survey, the Committee took additional measures in 2021 to explain how the remuneration of Executive Directors aligns with the wider Company pay policy. The Company operates a microsite on its intranet that outlines executive pay arrangements during the previous financial year and key areas of change for the year ahead. It explains to employees that total remuneration for Executive Directors is made up of a number of elements and is governed by both the Directors’ remuneration policy and the Group’s remuneration policy (which is also published on the Company’s website) with the relevant links to these documents. Employee engagement was led by two Non-executive Directors until May 2021 when this responsibility was transferred to the Responsibility & Sustainability Working Group established by the Board in February 2021. The Governance Report section of this report describes how they discharged this responsibility during 2021.

To recognise the hard work and commitment shown by our employees in preparation for the demerger and to give our people a stake in the new chapter of the Company’s development, each Prudential plc employee (other than the Group Executive Committee) received, in October 2021, a Celebration Award of US$1,000 of restricted shares which will be released in October 2022.

As part of our continuing efforts to safeguard our employees’ wellbeing, we implemented a Group Wellness Day on 2 July 2021. All employees Group-wide were encouraged to take that extra day off to rest and recharge, spend time with family and friends. Feedback from the 2021 Collaboration Jam suggests that the Wellness Day was very well received.

Chair and Non-executive Director remuneration in 2021

Chair fees

Shriti Vadera became the Chair of the Board from 1 January 2021. Her 2021 fee was set at £765,000 ($1,052,414) with effect from that date.

Non-executive Directors’ fees

The Non-executive Directors’ fees are denominated in Sterling. Fee levels were reviewed by the Board during 2021, and no increases to the Sterling amounts were awarded. Increases in US Dollar amounts reflect changes in exchange rate. The Board approved fees for the Responsibility & Sustainability Working Group at the time it was established in February 2021, taking account of the anticipated duties and time commitment involved in discharging the assigned responsibilities.

	From	From	From	From
	1 July 2020	1 July 2020	1 July 2021	1 July 2021
Annual fees	($)[2]	(£)[2]	($)[2]	(£)[2]
Basic fee	127,000	99,000	136,000	99,000
Additional fees:
Audit Committee Chair	96,000	75,000	103,000	75,000
Audit Committee member	38,000	30,000	41,000	30,000
Remuneration Committee Chair	83,000	65,000	89,000	65,000
Remuneration Committee member	38,000	30,000	41,000	30,000
Risk Committee Chair	96,000	75,000	103,000	75,000
Risk Committee member	38,000	30,000	41,000	30,000
Nomination & Governance Committee Chair[1]	—	—	—	—
Nomination & Governance Committee member	19,000	15,000	21,000	15,000
Responsibility & Sustainability Working Group Chair	—	—	62,000	45,000
Responsibility & Sustainability Working Group member	—	—	30,000	22,000
Senior Independent Director	64,000	50,000	69,000	50,000
Workforce engagement role[3]	38,000	30,000	41,000	30,000

Notes

1	There is no fee paid for the role of Nomination & Governance Committee Chair.
2	Fees were denominated in sterling and were converted to USD using an exchange rate of 0.7798 for 2020 and 0.7269 for 2021.
3

The workforce engagement role was discontinued in 2021, as the scope of this role is now covered by the newly formed Responsibility & Sustainability Working Group. No specific fees are currently paid for the workforce engagement role.

If, in a particular year, the number of meetings is materially greater than usual, the Company may determine that the provision of additional fees is fair and reasonable.

The resulting fees paid to the Chair and Non-executive Directors are:

						Total 2021		Total 2020
					Total 2021	remuneration:	Total 2020	remuneration:
			2021	2020	remuneration:	the ‘single	remuneration:	the ‘single
	2021	2020	taxable	taxable	the ‘single	figure’ in	the ‘single	figure’ in
	fees	fees	benefits*	benefits*	figure’	GBP	figure’	GBP
	($000)	($000s)	($000s)	($000s)	($000s)†	(£000s)‡	($000s)†	(£000s)‡
Chair
Shriti Vadera[1]	1,052	97	102	—	1,154	839	97	76
Non-executive Directors
Jeremy Anderson[2]	306	252	—	—	306	222	252	197
David Law	318	281	—	—	318	231	281	219
Ming Lu3	126	—	—	—	126	92	—	—
Kai Nargolwala[4]	102	242	—	—	102	74	242	189
Anthony Nightingale	246	230	—	—	246	179	230	179
Philip Remnant	308	287	—	—	308	224	287	224
Alice Schroeder	270	204	—	—	270	197	204	159
Chua Sock Koong[3]	139	—	—	—	139	101	—	—
Jeanette Wong[3]	144	—	—	—	144	105	—	—
Thomas Watjen	250	242	—	—	250	182	242	189
Fields Wicker-Miurin[5]	203	165	—	—	203	147	165	129
Amy Yip	177	165	—	—	177	129	165	129
Total	3,641	2,165	102	—	3,743	2,722	2,165	1,690

*	Benefits include the cost of providing the use of a car and driver, medical insurance and security arrangements.
†

Each remuneration element is rounded to the nearest $1,000/£1,000 and totals are the sum of these rounded figures. Total remuneration is calculated using the methodology prescribed by Schedule 8 of the Companies Act. The Chair and Non-executive Directors are not entitled to participate in annual bonus plans or long-term incentive plans.

‡

Total remuneration has been converted to US dollars using the exchange rate of 0.7798 for the 2020 single figure calculations and 0.7269 for the 2021 single figure calculations. As Non-executive Directors and the Chair don’t receive variable remuneration components, the table above doesn’t include a sum of total fixed and total variable remuneration.

Notes

1	Shriti Vadera joined the Board on 1 May 2020.
2	Jeremy Anderson joined the Board on 1 January 2020 and was appointed as the Chair of the Risk Committee in May 2020.
3	Jeanette Wong, Chua Sock Koong and Ming Lu joined the Board on 12 May 2021.
4	Kai Nargolwala retired from the Board on 13 May 2021.
5	Fields Wicker-Miurin retired from the Board on 31 December 2021.

Statement of Directors’ shareholdings

The interests of Directors in ordinary shares of the Company are set out below. ‘Beneficial interest’ includes shares owned outright, shares acquired under the Share Incentive Plan (SIP) and deferred annual incentive awards, detailed in the ‘Additional Remuneration disclosures’ section. It is only these shares that count towards the share ownership guidelines.

	1 January
	2021 (or on
	date of
	appointment)	During 2021		31 December 2021			Share ownership guidelines
								Beneficial
								interest as a
	Total			Total	Number of		Share	percentage
	beneficial	Number	Number	beneficial	shares		ownership	of
	interest	of	of	interest*	subject to	Total	guidelines‡	basic
	(number of	shares	shares	(number of	performance	interest	(% of	salary/ basic
	shares)	acquired	disposed	shares)	conditions†	in shares	salary/fee)	fees§
Chair
Shriti Vadera	67,500	—	—	67,500	—	67,500	100%	125%
Executive Directors
Mark FitzPatrick	166,360	121,509	59,269	228,600	459,132	687,732	250%	405%
James Turner	138,168	77,843	11,276	204,735	422,448	627,183	250%	307%
Mike Wells[1]	1,144,085	257,333	136,846	1,264,572	1,110,622	2,375,194	400%	1,556%
Non-executive Directors
Jeremy Anderson	9,157	—	—	9,157	—	9,157	100%	131%
Chua Sock Koong[2]	—	7,500	—	7,500	—	7,500	100%	107%
David Law	11,054	—	—	11,054	—	11,054	100%	158%
Ming Lu3	—	7,000	—	7,000	—	7,000	100%	100%
Kai Nargolwala[4]	70,000	—	—	70,000	—	70,000	100%	1,000%
Anthony Nightingale	50,000	—	—	50,000	—	50,000	100%	714%
Philip Remnant	7,916	—	—	7,916	—	7,916	100%	113%
Alice Schroeder[5]	20,000	—	—	20,000	—	20,000	100%	286%
Thomas Watjen[6]	10,340	—	—	10,340	—	10,340	100%	148%
Fields Wicker-Miurin[7]	6,500	—	—	6,500	—	6,500	100%	93%
Jeanette Wong[8]	—	—	—	—	—	—	100%	—
Amy Yip	2,500	—	—	2,500	—	2,500	100%	36%

*

There were no changes of Directors’ interests in ordinary shares between 31 December 2021 and 7 March 2022 with the exception of the UK-based Executive Directors due to their participation in the monthly Share Incentive Plan (SIP). Mark FitzPatrick acquired a further 29 shares in the SIP and Mike Wells acquired a further 30 shares in the SIP during this period.

†	Further information on share awards subject to performance conditions are detailed in the ‘share-based long-term incentive awards’ part of the ‘Additional remuneration disclosures’ section.
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

§	Based on the average closing price for the six months to 31 December 2021 (£14.14).

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

Notes

1

For the 1 January 2021 figure, Mike Wells’s beneficial interest in shares is made up of 297,320 ADRs (representing 594,640 ordinary shares) and 549,445 ordinary shares. For the 31 December 2021 figure, his beneficial interest in shares is made up of 297,320 ADRs (representing 594,640 ordinary shares) and 669,932 ordinary shares.

2	Chua Sock Koong was appointed to the Board on 12 May 2021.
3	Ming Lu was appointed to the Board on 12 May 2021.
4	Kai Nargolwala stepped down from the Board on 13 May 2021. Total interests in shares is shown at this date.

5

For the 1 January 2021 figure, Alice Schroeder’s beneficial interest in shares is made up of 10,000 ADRs (representing 20,000 ordinary shares). For the 31 December 2021 figure, the beneficial interest in shares is made up of 10,000 ADRs (representing 20,000 ordinary shares).

6

For the 1 January 2021 figure, Thomas Watjen’s beneficial interest in shares is made up of 5,170 ADRs (representing 10,340 ordinary shares). For the 31 December 2021 figure, the beneficial interest in shares is made up of 5,170 ADRs (representing 10,340 ordinary shares).

7	Fields Wicker-Miurin stepped down from the Board on 31 December 2021. Total interests in shares is shown at this date.
8	Jeanette Wong was appointed to the Board on 12 May 2021.

The bar chart below illustrates the Executive Directors’ shareholding as a percentage of base salary relative to the applicable share ownership guideline.

• Share ownership guidelines as % of salary • Beneficial interest as at 31 December 2021, as % of salary

Outstanding share options

The following table sets out the share options held by the Executive Directors in the UK Savings-Related Share Option Scheme (SAYE) as at the end of the period. No other directors participated in any other option scheme.

				Exercise period		Number of options
			Market
			price at
		Exercise	31 Dec
	Date	price	2021			Beginning
	of grant	(pence)	(pence)	Beginning	End	of period	Granted	Exercised	Cancelled	Forfeited	Lapsed	End of period
Mark FitzPatrick	21 Sep 17	1,455	1,274.5	01 Dec 22	31 May 23	2,061	—	—	—	—	—	2,061
James Turner	21 Sep 17	1,455	1,274.5	01 Jan 21	30 Jun 21	1,237	—	1,237	—	—	—	—
Mike Wells	22 Sep 20	964	1,274.5	01 Dec 23	31 May 24	1,867	—	—	—	—	—	1,867

Notes

1	No gain was made by Directors in 2021 on the exercise of SAYE options.
2	No price was paid for the award of any option.
3	The highest and lowest closing share prices during 2021 were £15.86 and £11.73 respectively.
4	All exercise prices are shown to the nearest pence.

Directors’ terms of employment

Details of the service contracts of each Executive Director are outlined in the table below. The Directors’ remuneration policy contains further details of the terms included in Executive Director service contracts.

		Notice period	Notice period
	Date of	to the	from the
	contract	Company	Company
Executive Directors
Mark FitzPatrick	17 May 2017	12 months	12 months
James Turner	1 March 2018	12 months	12 months
Mike Wells	21 May 2015	12 months	12 months

Letters of appointment of the Chair and Non-executive Directors

Details of Non-executive Directors’ individual appointments are outlined below. The Directors’ remuneration policy contains further details on their letters of appointment. The Chair and Non-executive Directors are not entitled to receive any payments for loss of office.

Time on the Board at 2022
Chair/Non-executive Director	Appointment by the Board	Notice period	AGM
Chair
Shriti Vadera	1 May 2020
	(Chair from 1 January 2021)	12 months	2 years
Non-executive Directors
Kai Nargolwala[1]	1 January 2012	6 months	n/a
Philip Remnant	1 January 2013	6 months	9 years 4 months
Anthony Nightingale	1 June 2013	6 months	8 years 11 months
Alice Schroeder	10 June 2013	6 months	8 years 11 months
David Law	15 September 2015	6 months	6 years 8 months
Thomas Watjen	11 July 2017	6 months	4 years 10 months
Fields Wicker-Miurin[2]	3 September 2018	6 months	n/a
Amy Yip	2 September 2019	6 months	2 years 8 months
Jeremy Anderson	1 January 2020	6 months	2 years 4 months
Ming Lu	12 May 2021	6 months	1 year
Chua Sock Koong	12 May 2021	6 months	1 year
Jeanette Wong	12 May 2021	6 months	1 year

Notes

1	Kai Nargolwala retired from the Board on 13 May 2021.
2	Fields Wicker-Miurin retired from the Board on 31 December 2021.

Payments to past Directors and payments for loss of office

There were no payments to Directors for loss of office in 2021.

As disclosed in the 2019 Directors’ remuneration report, a number of Directors stepped down from the Board in 2019. Treatment of their outstanding awards and other remuneration elements was disclosed in 2019. We set out below payments in respect of the awards that vested during 2021.

Nic Nicandrou

Nic (Chief Executive, Asia and Africa) holds a PLTIP award granted in 2019 and as set out in the section ‘Remuneration in respect of performance in 2021’ the performance condition attached to Nic’s 2019 PLTIP awards was partially met and 17.75 per cent of these awards will be released in 2022. The details of the release are set out below.

	Number of shares	Value of shares
Award	vesting[1]	vesting[2]
PLTIP	38,945	$750,076

Notes

1	The number of shares vesting includes accrued dividends.
2	The share price used to calculate the value was the average share price for the three months up to 31 December 2021 being £14.00.

Paul Manduca
The former Chair, Paul Manduca, received benefits of $104,401 in 2021, as the Company paid taxes on certain benefits provided to Mr Manduca during the period of his Board service which ended on 31 December 2021.

Other Directors

A number of former Directors receive retiree medical benefits for themselves and their partner (where applicable). This is consistent with other senior members of staff employed at the same time. A de minimis threshold of £10,000 has been set by the Committee; any payments or benefits provided to a past Director above this amount will be reported.

Statement of voting at general meeting

The Directors’ remuneration policy was approved by shareholders at the 2020 Annual General Meeting. At the 2021 Annual General Meeting, shareholders were asked to vote on the 2020 Directors’ remuneration report. Each of these resolutions received a significant vote in favour by shareholders and the Committee is grateful for this support and endorsement by our shareholders. The votes received were:

		% of votes	Votes	% of votes	Total votes	Votes
Resolution	Votes for	cast	against	cast	cast	withheld
To approve the Directors’ remuneration policy (2020 AGM)	1,930,172,979	95.84	83,796,656	4.16	2,013,969,635	1,043,445
To approve the Directors’ remuneration report (2021 AGM)	1,881,362,121	94.71	104,979,307	5.29	1,986,341,428	24,844,708

Statement of implementation of remuneration policy in 2022

Base salary

Executive Directors’ remuneration packages were reviewed in 2021 with changes effective from 1 January 2022. When the Committee made these decisions, in line with the Director’s remuneration policy, several factors were taken into consideration, including the salary increases awarded to other employees in 2021 and the expected increases in 2022, the performance of the Executive Directors, and external market reference points (which were updated following the demerger to increase focus on Asia-led financial services organisations).

After due deliberation, the Committee considered there should be 3 per cent salary increases to the Executive Directors with effect from 1 January 2022. The 2022 salary increase budgets for other employees across the Group’s businesses were between 4.5 per cent and 5 per cent. On this basis, 2022 will be the tenth consecutive year in which the increases generally offered to executives have been below or close to the bottom of the range of salary increases budgeted for the broader workforce.

The salaries which were effective from 1 January 2022 are set out below:

-	Mark FitzPatrick: £822,000
-	James Turner: HK$7,550,000
-	Mike Wells: £1,184,000

On 1 April 2022, Mike Wells will step down from his role and Mark FitzPatrick will be appointed as interim Group Chief Executive. During his interim appointment, Mr FitzPatrick’s salary will remain unchanged at £822,000, and he will be eligible for a monthly, pensionable cash supplement of £30,167, giving him the same fixed pay for this period as his predecessor. On the same date, James Turner will be appointed as Group Chief Financial Officer. Mr Turner’s annual salary will increase to HK$8,460,000. This figure is lower than the salary paid to his predecessor given that Mr Turner is not being appointed as Chief Operating Officer.

Annual bonus

Award levels

Mike Wells will continue to be eligible for a maximum bonus opportunity of 200 per cent of salary, unchanged from prior year. This will be prorated for the period worked (until 31 March 2022). Mark FitzPatrick will be eligible for a maximum bonus opportunity of 175 per cent of salary, unchanged from prior year. Following his appointment as interim Group Chief Executive, his maximum bonus opportunity will increase to 200 per cent of salary, aligned to the current opportunity for the Group Chief Executive role. This increased bonus opportunity will include the monthly cash supplement for the period served as interim Group Chief Executive. James Turner’s maximum bonus opportunity will remain unchanged at 175 per cent of salary.

Performance conditions

In 2021 the Group Chief Financial Officer role was designated under the Hong Kong Group-wide supervision regime as a Key Person in a Control Function, and in line with the Hong Kong IA’s regulatory requirements for control staff, his 2022 Annual Incentive Plan (AIP) will include a functional component. Therefore, the 2022 AIP for the Group Chief Financial Officer role will be based on the achievement of financial (50 per cent), functional (30 per cent) and personal (20 per cent) performance targets. This structure will apply to Mark FitzPatrick between 1 January 2022 and 31 March 2022 and to James Turner for the remainder of the year. The balance of financial, functional and personal performance targets will remain unchanged for the other Executive Director roles.

As disclosed in the 2020 Annual Report, for 2022 financial AIP measures and weightings will be aligned with those adopted for the Asia business, increasing the focus on NBP. The resulting 2022 financial AIP measures and weightings are as follows:

●	Group EEV new business profit – 45 per cent;
●	Group adjusted operating profit – 25 per cent;
●	Group operating free surplus generated – 20 per cent; and
●	Group Holding Company cash flow – 10 per cent.

There was general endorsement of the weighting of the 2022 AIP measures by shareholders during our latest consultation.

2022 share-based long-term incentive awards

Award levels

Mike Wells will not receive a 2022 PLTIP award. No changes have been made to the PLTIP award levels for other Executive Directors for 2022.

Performance conditions

The performance conditions and weightings for the 2022 PLTIP awards for all Executive Directors will be as follows, unchanged from prior year:

–	Relative TSR (50 per cent of award);
–	A return on embedded value measure (30 per cent of award); and
–	Sustainability scorecard of strategic measures (20 per cent of award).

Relative TSR

Under the Group TSR measure, 20 per cent of the award will vest for TSR at the median of the peer group, increasing to full vesting for performance within the upper quartile. TSR is measured on a local currency basis since this has the benefit of simplicity and directness of comparison.

The TSR peer group remains unchanged from 2021 and is set out below:

AIA Group China Pacific Insurance (CPIC) New China Life (NCl)	Allianz China Taiping Insurance Ping An Insurance	AXA Great Eastern Sun Life Financial	China Life Manulife Financial Zurich Insurance Group

Return on Embedded Value

20 per cent of the award will vest for achieving the threshold level of performance of 8.0 per cent, increasing to full vesting for reaching the stretch level of at least 10.8 per cent. RoEV will be calculated as the total post-tax EEV operating profit as a percentage of the average EEV basis shareholders’ equity. RoEV will be assessed at the Group level.

Sustainability scorecard

The sustainability scorecard has been revised to ensure that reward remains aligned with the strategic priorities and capital allocation framework of the post-separation Group. In particular:

–

A new carbon reduction measure replaced ECap in the sustainability scorecard for 2022 PLTIP awards to reflect the Group’s evolving ESG strategy and external commitments to reduce the carbon emissions of all shareholder and policyholder assets by 25 per cent by 2025; and

–	GWS operating capital generation replaced the LCSM following the Hong Kong Group-wide Supervision framework becoming effective in May 2021.

Under the 2022 sustainability scorecard, performance will be assessed for each of the four measures, at the end of the three-year performance period. Performance will be assessed on a sliding scale. Each of the measures has equal weighting and the 2022 measures are set out below:

Carbon reduction measure:

A reduction in weighted average carbon intensity (WACI) at the end of the performance period (31 December 2024) compared with the baseline as at 31 December 2019. Please see our ESG report for details of our carbon reduction target, our progress to date and the future actions that we plan in order to achieve our ambitions in this area.

Vesting basis:

Performance below threshold results in nil vesting, 20 per cent vesting for achieving threshold of at least 22.5 per cent reduction in WACI (i.e., 299), increasing to full vesting for performance above stretch level of at least 27.5 per cent reduction in WACI (i.e., 280). The 2019 baseline has been the subject of limited scope assurance by EY. Please see our ESG report for details.

Capital measure:	Cumulative three-year GWS operating capital generation relative to threshold.
Vesting basis:

Performance below threshold results in nil vesting, 20 per cent vesting for achieving threshold, increasing to full vesting for performance above stretch level. The threshold figure for this metric will be published in the Annual Report for the final year of the performance period.

Conduct measure:	Through strong risk management action, ensure there are no significant conduct/culture/governance issues that result in significant capital add-ons or material fines.
Vesting basis:	Performance below threshold results in nil vesting, 20 per cent vesting for partial achievement of the Group’s expectations, increasing to full vesting for achieving the Group’s expectations.
Diversity measure:	Percentage of the Executive Council and Leadership Team that are female at the end of 2024.
Vesting basis:

Performance below threshold results in nil vesting, 20 per cent vests for meeting the threshold of at least 34 per cent of our Executive Council and Leadership Team being female at the end of 2024, increasing to full vesting for reaching the stretch level of at least 38 per cent being female at that date.

Mike Wells's leaving arrangements

As announced on 10 February 2022, Mr Wells will remain employed by the Group until 8 February 2023. His salary, pension and certain benefits will continue to be paid or provided, on the same basis as at present, until the end of his employment.

Mr Wells's 2021 bonus will be calculated and paid in the usual way, at the usual time. A 2022 bonus, if any, would be pro-rated for the period worked in 2022.

Mr Wells's outstanding deferred bonus awards will be released on the original timetable, subject to malus and clawback provisions. Outstanding long-term incentive awards will be pro-rated to the end of his employment and will vest in line with the original vesting dates, subject to satisfaction of the performance conditions as well as malus and clawback provisions. No long-term incentive award will be made in 2022.

Mr Wells's shareholding will be subject to the share ownership guideline (400% of his current salary) for a period of two years after stepping down from the Board. During this period he will be required to obtain clearance to deal in the Company’s shares. A capped contribution will be made to legal fees, and to the costs of filing UK tax returns for periods for which Mr Wells has Prudential employment income taxable in the UK. Mr Wells will not be eligible for any payments for loss of office.

Further information on these remuneration arrangements, prepared in accordance with section 430(2B) of the Companies Act 2006, is available on the Prudential website at www.prudentialplc.com/en/investors/governance-and-policies/section-430-2B-of-the-companies-act-2006.

Chair and Non-executive Directors

Fees for the Chair and Non-executive Directors will remain unchanged from 1 January 2022. The next regular fee level review will be conducted in 2022.

Additional remuneration disclosures

Directors’ outstanding long-term incentive awards

Share-based long-term incentive awards

			Conditional							Conditional
			share							share
			awards			Market	Dividend			awards	Date of
			outstanding	Conditional	Demerger	price at	equivalents	Rights	Rights	outstanding	end of
	Plan	Year of	at 1 Jan	awards in	adjustment	date of	on	exercised in	lapsed in	at 31 December	performance
	name	award	2021	2021	in 2021 [2]	award	vested shares [1]	2021	2021	2021	period
			(Number of shares)	(Number of shares)		(pence)	(Number of shares released)			(Number of shares)
Mark FitzPatrick	PLTIP	2018	123,110			1,750	7,047	84,638	38,472	—	31 Dec 20
	PLTIP	2019	142,470		4,765	1,605.5				147,235	31 Dec 21
	PLTIP	2020	175,115		5,857	1,049.5				180,972	31 Dec 22
	PLTIP	2021		126,245	4,222	1,495.5				130,467	31 Dec 23
			440,695	126,245	14,844		7,047	84,638	38,472	458,674
James Turner	PLTIP	2018	103,281			1,750	3,651	43,894	59,387	—	31 Dec 20
	PLTIP	2019	119,600		4,000	1,605.5				123,600	31 Dec 21
	PLTIP	2020	177,562		5,938	1,049.5				183,500	31 Dec 22
	PLTIP	2021		111,215	3,719	1,495.5				114,934	31 Dec 23
			400,443	111,215	13,657		3,651	43,894	59,387	422,034
Mike Wells	PLTIP	2018	297,713			1,750	17,043	204,678	93,035	—	31 Dec 20
	PLTIP	2019	344,629		11,526	1,605.5				356,155	31 Dec 21
	PLTIP	2020	423,594		14,168	1,049.5				437,762	31 Dec 22
	PLTIP	2021		305,382	10,214	1,495.5				315,596	31 Dec 23
			1,065,936	305,382	35,908		17,043	204,678	93,035	1,109,513

Notes

1.	A dividend equivalent was accumulated on these awards.
2.	The table above reflects the adjustments made to outstanding awards at the time of the Demerger.

Other share awards

The table below sets out Executive Directors’ deferred bonus share awards.

		Conditional					Conditional				Market
		share					share				price at
		awards					awards	Date of		Market	date of
		outstanding		Dividends	Shares		outstanding	end of		price at	vesting
		at 1 Jan	Conditionally	accumulated in	released in	Demerger	at 31 December	restricted	Date of	date of	or
	Year of grant	2021	awarded in 2021	2021 [1]	2021	adjustment[2]	2021	period	release	award	release
		(Number of shares)	(Number of shares)	(Number of shares)	(Number of shares)		(Number of shares)			(pence)	(pence)
Mark FitzPatrick
Deferred 2017 annual incentive award	2018	34,289			34,289		—		31 Dec 20	1,750	1,495.5
Deferred 2018 annual incentive award	2019	39,295		310		1,321	40,926		31 Dec 21	1,605.5
Deferred 2019 annual incentive award	2020	49,903		393		1,677	51,973		31 Dec 22	1,047
Deferred 2020 annual incentive award	2021		24,570	68		821	25,459		31 Dec 23	1,495.5
		123,487	24,570	771	34,289		118,358
James Turner
Deferred 2018 annual incentive award	2019	25,125		197		844	26,166		31 Dec 21	1,605.5
Deferred 2019 annual incentive award	2020	43,095		340		1,448	44,883		31 Dec 22	1,047
Deferred 2020 annual incentive award	2021		24,889	68		832	25,789		31 Dec 23	1,495.5
		68,220	24,889	605	—		96,838
Mike Wells
Deferred 2017 annual incentive award	2018	59,344			59,344		—		31 Dec 20	1,750	1,495.5
Deferred 2018 annual incentive award	2019	67,551		533		2,270	70,354		31 Dec 21	1,605.5
Deferred 2019 annual incentive award	2020	85,712		676		2,881	89,269		31 Dec 22	1,047
Deferred 2020 annual incentive award	2021		28,074	77		938	29,089		31 Dec 23	1,495.50
		212,607	28,074	1,286	59,344		188,712

Notes

1.	A dividend equivalent was accumulated on these awards.
2.	The table above reflects the adjustments made to outstanding awards at the time of the demerger.

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

Participants are able to elect to enter into savings contracts of up to £500 per month for a period of three or five years. At the end of this term, participants may exercise their options within six months and purchase shares. If an option is not exercised within six months, participants are entitled to a refund of their cash savings plus interest if applicable under the rules. Shares are issued to satisfy those options which are exercised. No options may be granted under the schemes if the grant would cause the number of shares which have been issued, or which remain issuable pursuant to options granted in the preceding 10 years under the scheme and any other option schemes operated by the Company, or which have been issued under any other share incentive scheme of the Company, to exceed 10 per cent of the Company’s ordinary share capital at the proposed date of grant.

Details of Executive Directors’ rights under the SAYE scheme are set out in the ‘Outstanding share options’ table.

Share Incentive Plan (SIP)

UK-based Executive Directors are also eligible to participate in the Company’s Share Incentive Plan (SIP). All UK-based employees are able to purchase Prudential plc shares up to a value of £150 per month from their gross salary (partnership shares) through the SIP. For every four partnership shares bought, an additional matching share is awarded which is purchased by Prudential plc on the open market. Dividend shares accumulate while the employee participates in the plan. If the employee withdraws from the plan, or leaves the Group, matching shares may be forfeited.

The table below provides information about shares purchased under the SIP together with matching shares (awarded on a 1:4 basis) and dividend shares.

		Share Incentive	Partnership	Matching	Dividend	Share Incentive
		Plan awards held	shares	shares	shares	Plan awards held
	Year of	in Trust at	accumulated	accumulated	accumulated	in Trust at
	initial grant	1 Jan 2021	in 2021	in 2021	in 2021	31 December 2021
		(Number of	(Number of	(Number of	(Number of	(Number of
		shares)	shares)	shares)	shares)	shares)
Mark FitzPatrick	2017	570	125	31	5	731
James Turner	2011	849	—	—	7	856
Mike Wells	2015	925	124	31	8	1,088

Cash-settled long-term incentive awards

There are no outstanding cash settled awards held by Executive Directors.

Dilution

Releases from the Prudential Long Term Incentive Plan and the Prudential Agency Long Term Incentive Plan are satisfied using new issue shares rather than by purchasing shares in the open market. Shares relating to options granted under all-employee share plans are also satisfied by new issue shares. The combined dilution from all outstanding shares and options at 31 December 2021 was 1 per cent of the total share capital at the time. Deferred bonus awards will continue to be satisfied by the purchase of shares in the open market.

Share Ownership

Directors shareholdings

The current shareholding policy and the interests of directors in ordinary shares of Prudential are shown under the sections ‘Compensation Shareholding guidelines’ and ‘Statement of Directors’ shareholdings’ above.

Prudential is not owned or controlled directly or indirectly by another corporation or by any government or by any other natural or legal person severally or jointly and Prudential does not know of any arrangements that might result in a change in Prudential’s control.

In addition, Prudential’s directors held, as at 28 February 2022, options to purchase 3,928 shares, all of which were issued under Prudential’s Savings-Related Share Option Scheme (SAYE). These options and schemes are described in more detail below under ‘Options to purchase securities from Prudential’ in this section.

Outstanding options of directors and other executive officers

The SAYE schemes are open to all UK and certain overseas employees. Options under the UK scheme up to HM Revenue & Customs (HMRC) limits are granted at a 20 per cent discount and cannot normally be exercised until a minimum of three years has elapsed. No payment is made for the grant of any options.

The share options held by the directors and other executive officers as at the end of period are shown under the section ‘Outstanding share options’ above.

Options to purchase and discretionary awards of securities from Prudential

As of 28 February 2022, 1,962,995 options were outstanding, which Prudential issued under the SAYE schemes. As described above in ‘Outstanding options of directors and other executive officers’, each option represents the right of the bearer to subscribe for one share at a particular pre-determined exercise price at a pre-set exercise date.

As of 28 February 2022, 19,600,772 shares were outstanding under other awards. Of those 706,949 shares outstanding under the Annual Incentive Plan, 1,191,601 shares were outstanding under the Restricted Share Plan, 4,843,402 shares were outstanding under the PLTIP, 978,278 shares were outstanding under the Deferred Share Plans, 6,713,391 shares were outstanding under the Asia LTIP and 5,167,151 shares were outstanding under the Prudential Agency Long Term Incentive Plan. Such outstanding awards held by directors or other executive officers at 31 December 2021 are included under ‘Prudential Long Term Incentive Plan (PLTIP)’ in the ‘Compensation and Employees’ section above.

The aggregate proceeds that would arise if all outstanding options under the SAYE schemes were exercised is £23 million. The latest expiration dates for exercise or release of the securities underlying the options or awards and the number of options or shares are set out in the table below.

	Options Outstanding
	Under Savings Related	Shares Outstanding
	Share Option Scheme	Under Other Awards	Total
Year of Expiration	(in millions)	(in millions)	(in millions)
2022	0.213	7.445	7.658
2023	0.575	8.501	9.076
2024	0.394	3.539	3.933
2025	0.436	0.116	0.552
2026	0.162	—	0.162
2027	0.183	—	0.183
Total	1.963	19.601	21.564

Information concerning the Group’s share award and share option plans for its employees is provided above as well as in note B2.2 to the consolidated financial statements.

Employees

The average number of staff employed by the Group, for the following years were:

	2021	2020	2019
Asia and Africa operationsnote (i)	13,237	12,949	14,206
Head office functionnote (ii)	600	657	784
Total continuing operations	13,837	13,606	14,990
Discontinued US operationsnote (iii)	3,306	3,650	4,014
Discontinued UK and Europe operationsnote (iii)	—	—	5,672
Total Group	17,143	17,256	24,676

Notes

(i)	The Asia and Africa operations staff numbers above exclude 440 (2020: 502; 2019: 346) commission based sales staff who have an employment contract with the Company.
(ii)	The ‘Head office function’ staff numbers include staff based in London and Hong Kong.
(iii)	Average staff numbers of the discontinued US operations were for the period up to the demerger in September 2021. Average staff numbers of the discontinued UK and Europe operations were for the period up to the demerger in November 2019.

At 31 December 2021, Prudential employed 12,632 permanent employees (31 December 2020: 12,788 from continuing operations), excluding commission based sales staff who have an employment contract with the Company. Of the total permanent employees, approximately 99 per cent were in Asia and Africa operations (2020: 98 per cent for continuing operations) and the remainder in head office functions.

At 31 December 2021, Prudential had:

-	2 employees paying union subscriptions through the payroll in the UK.
-	606 temporary employees in Asia and Africa and none in head office functions.
-	738 fixed term contractors in Asia and Africa and 32 in head office functions.

ADDITIONAL INFORMATION

Risk Factors

A number of risk factors may affect the financial condition, results of operations and/or prospects of Prudential and its wholly and jointly owned businesses, as a whole, and, accordingly, the trading price of Prudential’s shares. The risk factors mentioned below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. The information given is as of the date of this document, and any forward-looking statements are made subject to the factors specified under ‘Forward-looking statements’.

SUMMARY RISK FACTORS

The following is a summary of the risk factors that may affect Prudential. Further discussion of each of these risk factors is provided below.

RISKS RELATING TO PRUDENTIAL’S FINANCIAL SITUATION (including those from the external macroeconomic and geopolitical environment)

The global economic and geopolitical environment may impact on the Group directly by affecting trends in financial markets and asset values, as well as driving short-term volatility.

Risks in this category include the market risks to our investments and the credit quality of our investment portfolio as well as liquidity risk.

–

The Covid-19 pandemic has significantly impacted financial market volatility and global economic activity, increased operational disruption risks for businesses and has adversely impacted Prudential’s sales in affected markets and its financial condition, results of operations and prospects. The full extent of the longer-term impacts from the pandemic remains uncertain.

–

Prudential’s businesses are inherently subject to market fluctuations and general economic conditions, each of which may adversely affect the Group’s business, financial condition, results of operations and prospects.

–

Geopolitical and political risks and uncertainty may adversely impact economic conditions, increase market volatility, cause operational disruption to the Group and impact its strategic plans, which could have adverse effects on Prudential’s business, financial condition, results of operations and prospects.

–

As a holding company, Prudential is dependent upon its subsidiaries to cover operating expenses and dividend payments.

–

Prudential is subject to the risk of potential sovereign debt credit deterioration owing to the amounts of sovereign debt obligations held in its investment portfolio.

–

Downgrades in Prudential’s financial strength and credit ratings could significantly impact its competitive position and damage its relationships with creditors or trading counterparties.

–

Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses.

RISKS RELATING TO SUSTAINABILITY AND ENVIRONMENTAL, SOCIAL AND GOVERNANCE (‘ESG’) MATTERS

These include sustainability risks associated with environmental considerations such as climate change (including physical and transition risks), social risks arising from diverse stakeholder commitments and expectations and governance-related risks.

–

The failure to understand and respond effectively to the risks associated with ESG factors could adversely affect Prudential’s achievement of its long-term strategy.

RISKS RELATING TO PRUDENTIAL’S BUSINESS ACTIVITIES AND INDUSTRY

These include the Group’s non-financial risks (including operational and financial crime risk), transformation risks from significant change activity and the insurance risks assumed by the Group in providing its products.

–

The implementation of large-scale transformation, including complex strategic initiatives, gives rise to significant design and execution risks and may affect Prudential’s operational capability and capacity, and any failure of these initiatives fail to meet their objectives may adversely impact the Group and the delivery of its strategy.

–

Prudential is exposed to ongoing risks as a result of the Jackson Demerger, which, if they materialise, could adversely affect Prudential’s business.

–

Prudential’s businesses are conducted in highly competitive environments with developing demographic trends and continued profitability depends upon management’s ability to respond to these pressures and trends.

–

Adverse experience in the operational risks inherent in Prudential’s business, and those of its material outsourcing partners, could disrupt its business functions and have a negative impact on its business, financial condition, results of operations and prospects.

–

Attempts to access or disrupt Prudential’s IT systems, and loss or misuse of personal data, could result in loss of trust from Prudential’s customers and employees and reputational damage, which could have material adverse effects on the Group’s business, financial condition, results of operations and prospects.

–

Prudential’s Pulse platform may increase existing business risks to the Group or introduce new risks as the markets in which it operates and its features, partnerships and product offerings develop.

–

Prudential operates in certain markets with joint venture partners, minority shareholders and other third parties, resulting in certain risks that Prudential does not face with respect to its wholly-owned subsidiaries.

–

Adverse experience relative to the assumptions used in pricing products and reporting business results could significantly affect Prudential’s business, financial condition, results of operations and prospects.

RISKS RELATING TO LEGAL AND REGULATORY REQUIREMENTS

These include risks associated with prospective regulatory and legal changes and compliance with existing regulations and laws – including their retrospective application – with which the Group must comply in the conduct of its business.

–

Prudential conducts its businesses subject to regulation and associated regulatory risks, including a change to the basis in the regulatory supervision of the Group, the effects of changes in the laws, regulations, policies and their interpretations and any accounting standards in the markets in which it operates.

–

The conduct of business in a way that adversely impacts the fair treatment of customers could have a negative impact on Prudential’s business, financial condition, results of operations and prospects or on its relations with current and potential customers

–

Litigation, disputes and regulatory investigations may adversely affect Prudential’s business, financial condition, cash flows, results of operations and prospects.

–

Changes in tax legislation may result in adverse tax consequences for the Group’s business, financial condition, results of operations and prospects.

1.RISKS RELATING TO PRUDENTIAL’S FINANCIAL SITUATION

1.1

The Covid-19 pandemic has significantly impacted financial market volatility and global economic activity, increased operational disruption risks for businesses and has adversely impacted Prudential’s sales in affected markets and its financial condition, results of operations and prospects. The full extent of the longer-term impacts from the pandemic remains uncertain.

The Covid-19 pandemic has added significant uncertainty to the stability and outlook of equity markets, interest rates and credit spreads, and has affected market liquidity and reduced global economic activity. The potential adverse impacts to the Group of these effects are detailed in risk factor 1.2 below. However, while global growth has broadly recovered, the full extent of the long-term impact of the pandemic on financial markets and economic growth remains highly uncertain and unpredictable and will be influenced by the actions of governments, policymakers and the public. These actions, and their effectiveness, vary between markets, and may drive an uneven economic recovery, and include the extent and timing of continued measures to restrict movement and the effectiveness of vaccination programme deployment and uptake in response to current, emerging and future variants of the coronavirus. Where actions and impacts are prolonged, they may affect the solvency position of the Group’s subsidiaries and prevent or limit their ability to make remittances, adversely impacting the financial condition and prospects of the Group.

The regulatory and supervisory responses to the Covid-19 pandemic have been broad and have included increased scrutiny of the operational resilience, liquidity and capital strength (including the impact of making dividend payments) of financial services companies. As some countries begin to adopt strategies to manage Covid-19 as an endemic disease, variations in the speed of economic recovery between markets, and the subsequent impact on their respective interest rates, inflation expectations and the relative strength of their currencies (and the associated impact on their foreign currency debt obligations, which may disproportionately impact emerging economies) may have broader long-term adverse economic and financial consequences for the markets in which the Group operates and the full extent of this currently remains uncertain. Various governments have effected, or may effect, the postponement of elections and other constitutional or legislative processes in response to the pandemic, and this may result in an increase in constitutional and political uncertainty in some the markets in which the Group operates. Many governments are implementing Covid-19 vaccination and booster programmes, and variable accessibility to supplies of vaccines that are effective against current, emerging and future variants of the coronavirus has the potential to contribute to an increase in geopolitical and political tensions. The longer term political, regulatory and supervisory developments resulting from the Covid-19 pandemic remain highly uncertain. These may include changes to government fiscal policies, laws and regulations aimed at increasing financial stability and/or measures on businesses or specific industries to contribute to, lessen or otherwise support, the financial cost to governments in addressing the pandemic. This may extend to requirements on private insurance companies and healthcare providers to cover the costs associated with the treatment of Covid-19 beyond contractual or policy terms.

The Covid-19 pandemic, and measures to contain it, have slowed economic and social activity in the Group’s geographical markets. While these conditions persist, the level of sales activity in affected markets has been, and will continue to be, adversely impacted through a reduction in travel and agency and bancassurance activity. In particular, sales in the Group’s Hong Kong business continue to be adversely impacted by the border restrictions in place with Mainland China. In FY 2020, during which the border closure occurred in Q1, the APE sales of the Group’s Hong Kong business reduced by $1,258 million (or 62 per cent) compared to 2019. In FY 2021, during which the border remained closed for the entire year, the APE sales of the Hong Kong business reduced by $208 million (or 27 per cent) compared to 2020. These impacts to the APE sales of the Group’s Hong Kong business were largely as a result of the border closure. Recovery in sales levels will be dependent on the timing and extent of the easing of these restrictions, with the emergence of the Covid-19 Omicron variant further increasing uncertainty to the return of Mainland China customers as well as the resumption of their demand for the Group’s products in Hong Kong. These impacts may be prolonged in markets which continue to rely on containment measures based on restrictions of movement. The impact on economic activity and employment levels may result in an elevated incidence of claims, lapses, or surrenders of policies, and some policyholders may choose to defer or stop paying insurance premiums or reduce deposits into retirement plans. The pandemic may also indirectly result in elevated claims and policy lapses or surrenders, with some delay in time before being felt by the Group, due to factors such as policyholders deferring medical treatment during the pandemic, or policyholders lapsing or surrendering their policies on the expiry of grace periods for premium payments provided by the Group’s businesses. The Group’s assessment to date is that elevated mortality claims in some markets can be attributed to Covid-19. The full extent of the impact of the Covid-19 pandemic is currently uncertain and the Group’s claims and persistency experience to date and its current insurance assumptions cannot be taken as an indicator of future potential experience from the Covid-19 pandemic which may deteriorate significantly and have a material adverse effect on Prudential’s business, financial condition, results of operations and prospects. The potential longer-term impacts of the pandemic may include latent morbidity impacts from the deferral of medical treatment by policyholders. It may be a factor in increasing morbidity claims and there may be implications from other factors such as long-term post-Covid-19 symptoms (although there is currently no consensus on the longer term impact on morbidity).

Disruption to Prudential’s operations may result where its employees, or those of its service partners and counterparties, contract Covid-19 or are affected by restrictions on movement; where office closures and other measures impacting working practices are effected, such as the imposition of remote working arrangements; and where quarantine requirements and isolation measures under local laws apply, and as a result of social distancing and/or other psychosocial impacts. While such measures are in place, there may also be an increase in attempts to compromise the resilience of IT systems through phishing, social engineering tactics and ransomware. Such measures, and the cycles of their relaxation and re-imposition, may also adversely impact the physical and mental health of the Group’s staff, increasing the risk of operational disruption resulting from performance impairment, an increase in absenteeism, or increased levels of staff turnover, which may affect operational capacity with the potential to be exacerbated by challenges in recruitment. The operations of Prudential’s service partners (which subject the Group to the risks detailed in risk factor 3.7, resulting in certain risks that Prudential does not face with respect to its wholly-owned subsidiaries) may be disrupted in different ways and to a more severe extent than the Group’s operations and may impact service delivery to the Group.

In response to pandemic-related restrictions, Prudential implemented changes to its sales and distribution processes in specific markets. These include virtual face-to-face sales of its products and the online recruitment, training and, where possible, licensing of agents. Such changes may increase or introduce new operational and regulatory risks, in particular those focused on customer outcomes and conduct. A failure to implement appropriate governance and management of these new or incremental risks may adversely impact Prudential’s reputation and brand and the results of its operations. In markets where the level of sales under these new processes is material or where such processes become permanent distribution channels, the commercial value of the Group’s existing sale and distribution arrangements, such as bancassurance arrangements, may be adversely impacted.

1.2

Prudential’s businesses are inherently subject to market fluctuations and general economic conditions, each of which may adversely affect the Group’s business, financial condition, results of operations and prospects.

Uncertainty, fluctuations or negative trends in global and national macro-economic conditions and investment climates could have a material adverse effect on Prudential’s business and profitability. Prudential operates in a macroeconomic and global financial market environment that presents significant uncertainties and potential challenges. For example, following a prolonged period of relatively low interest rates in countries relevant to Prudential, the reopening and recovery of some economies during 2021 has resulted in inflationary pressures, which if sustained or increased may drive interest rates higher, impacting the valuation of fixed income assets. Uncertainties also include the impact of factors such as the actions of central banks and governments to mitigate the impact of the Covid-19 pandemic and in response to inflationary pressures. The transition to a lower carbon economy, the timing and speed of which is uncertain, may also result in greater uncertainty, fluctuations or negative trends in asset valuations, particularly for carbon intensive sectors, and will have a bearing on inflation levels.

Global financial markets are subject to uncertainty and volatility created by a variety of factors. These factors include actual or expected slowdowns or reversals in world economic growth (particularly where this is abrupt, as has been the case with the early impact of the Covid-19 pandemic), sector specific slowdowns or deteriorations which have the potential to have contagion impacts (such as the negative developments in the China property sector), fluctuations in global energy prices, changes in monetary policy in China, the US and other jurisdictions together with their impact on the valuation of all asset classes and effect on interest rates and inflation expectations, and concerns over sovereign debt. Other factors include the increased level of geopolitical and political risk and policy-related uncertainty (including those resulting from the Russia-Ukraine conflict and the potential impact on business sentiment and the broader market resulting from regulatory tightening across sectors in China) and socio-political, climate-driven and pandemic events. The extent of the financial market and economic impact of these factors may be highly uncertain and unpredictable and influenced by the actions, including the duration and effectiveness of mitigating measures of governments, policymakers and the public.

The adverse effects of such factors could be felt principally through the following items:

–

Lower interest rates and reduced investment returns arising on the Group’s portfolios including impairment of debt securities and loans, which could reduce Prudential’s capital and impair its ability to write significant volumes of new business, increase the potential adverse impact of product guarantees included in non-unit-linked products with a savings component, increase reinvestment risk for some of the Group’s investments from accelerated prepayments and increased redemptions and/or have a negative impact on its assets under management and profit.

–

A reduction in the financial strength and flexibility of corporate entities, as recently experienced by a number of issuers within the China property sector, which may deteriorate the credit rating profile and valuation of the Group’s invested credit portfolio (and which may result in an increase in regulatory capital requirements for the Group or its businesses), increased credit defaults and debt restructurings and wider credit and liquidity spreads resulting in realised and unrealised credit losses. Regulations imposing or increasing restrictions on the amount of company debt financing, such as those placing limits on debt or liability ratios, may also reduce the financial flexibility of corporate entities. Similarly, securitised assets in the Group’s investment portfolio are subject to default risk and may be adversely impacted by delays or failures of borrowers to make payments of principal and interest when due. Where a widespread deterioration in the financial strength of corporate entities occurs, any assumptions on the ability and willingness of governments to provide financial support may need to be revised.

–

Failure of counterparties who have transactions with Prudential (such as banks, reinsurers and counterparties to cash management and risk transfer or hedging transactions) to meet commitments that could give rise to a negative impact on Prudential’s financial position and on the accessibility or recoverability of amounts due or the adequacy of collateral. Geographic or sector concentrations of counterparty credit risk could exacerbate the impact of these events where they materialise.

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

–

The Group holds certain investments that may, by their nature, lack liquidity or have the potential to lose liquidity rapidly, such as investment funds (including money market funds), privately placed fixed maturity securities, mortgage loans, complex structured securities and alternative investments. If these investments were required to be liquidated on short notice, the Group may experience difficulty in doing so and may be forced to sell them at a lower price than it otherwise would have been able to realise.

–

A reduction in revenue from the Group’s products where fee income is linked to account values or the market value of the funds under management. In particular, decreases in equity prices impact the amount of revenue derived from fees from the unit-linked products. Sustained inflationary pressures which may drive higher interest rates may also impact the valuation of fixed income investments and reduce fee income.

–

Increased illiquidity, which includes the risk that expected cash inflows from investments and operations will not be adequate to meet the Group’s anticipated short-term and long-term policyholder benefits and expense payment obligations. Increased illiquidity also adds to uncertainty over the accessibility of financial resources which in extreme conditions can impact the functioning of markets and may reduce capital resources as valuations decline. This could occur where external capital is unavailable at sustainable cost, increased liquid assets are required to be held as collateral under derivative transactions or redemption restrictions are placed on Prudential’s investments in illiquid funds. In addition, significant redemption requests could also be made on Prudential’s issued funds and while this may not have a direct impact on the Group’s liquidity, it could result in reputational damage to Prudential. The potential impact of increased illiquidity is more uncertain than for other risks such as interest rate or credit risk.

In general, upheavals in the financial markets may affect general levels of economic activity, employment and customer behaviour. As a result, insurers may experience an elevated incidence of claims, lapses, or surrenders of policies, and some policyholders may choose to defer or stop paying insurance premiums or reduce deposits into retirement plans. The demand for insurance products may also be adversely affected. In addition, there may be a higher incidence of counterparty failures. If sustained, this environment is likely to have a negative impact on the insurance sector over time and may consequently have a negative impact on Prudential’s business and its balance sheet and profitability. For example, this could occur if the recoverable value of intangible assets for bancassurance agreements and deferred acquisition costs are reduced. New challenges related to market fluctuations and general economic conditions may continue to emerge. For example, inflationary pressures driving higher interest rates may lead to increased lapses for some guaranteed savings products where higher levels of guarantees are offered by products of the Group’s competitors, reflecting consumer demand for returns at the level of, or exceeding, inflation. Increased inflation may also adversely impact the ability of consumers to purchase insurance products, particularly in lower income customer segments.

For some non-unit-linked products with a savings component it may not be possible to hold assets which will provide cash flows to match those relating to policyholder liabilities. This is particularly true in those countries where bond markets are less developed or where the duration of policyholder liabilities is longer than the duration of bonds issued and available in the market, and in certain markets where regulated premium and claim values are set with reference to the interest rate environment prevailing at the time of policy issue. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated. If interest rates in these markets are lower than those used to calculate premium and claim values over a sustained period, this could have a material adverse effect on Prudential’s reported profit and the solvency of its business units. In addition, part of the profit from the Group’s operations is related to bonuses for policyholders declared on with-profits products, which are impacted by the difference between actual investment returns of the with-profits fund (which are broadly based on historical and current rates of return on equity, real estate and fixed income securities) and minimum guarantee rates offered to policyholders. This profit could be lower in particular in a sustained low interest rate environment.

Any of the foregoing factors and events, individually or together, could have a material adverse effect on Prudential’s business, financial condition, results of operations and prospects.

1.3

Geopolitical and political risks and uncertainty may adversely impact economic conditions, increase market volatility, cause operational disruption to the Group and impact its strategic plans, which could have adverse effects on Prudential’s business, financial condition, results of operations and prospects.

The Group is exposed to geopolitical and political risks and uncertainty in the markets in which it operates. Such risks may include:

–

The application of government regulations, executive powers, protectionist or restrictive economic and trade policies or measures adopted by businesses or industries which increase trade barriers or restrict trade, sales, financial transactions, or the transfer of capital, investment, data or other intellectual property, with respect to specific territories, markets, companies or individuals;

–	An increase in the volume and pace of domestic regulatory changes, including those applying to specific sectors;
–	The increased adoption or implementation of laws and regulations which may purport to have extra-territorial application;
–	International trade disputes such as the implementation of trade tariffs;
–	Withdrawals or expulsions from existing trading blocs or agreements or financial transaction systems, including those which facilitate cross-border payments;
–	The domestic application of measures restricting national airspace with respect to aircraft of specific territories, markets, companies or individuals;
–

Measures favouring local enterprises, such as changes to the maximum level of non-domestic ownership by foreign companies or differing treatment of foreign-owned businesses under regulations and tax rules; and

–	Measures which require businesses of overseas companies to operate through locally incorporated entities or with requirements on minimum local representation on executive or management committees.

The above measures may have an adverse impact on Prudential through their effects on the macroeconomic outlook and the environment for global financial markets. They may also increase regulatory compliance and reputational risks, or adversely impact Prudential where they apply to, and impact, the economic, business and legal and regulatory environment in specific markets or territories in which the Group, its joint venture or jointly owned businesses, sales and distribution networks, or third party service providers have operations. For internationally active groups such as Prudential, operating across multiple jurisdictions, such measures may also add to the complexity of legal and regulatory compliance and increase the risk of conflicts between the requirements of one jurisdiction and another. See risk factor 4.1 below.

Geopolitical and political risks and uncertainty may also adversely impact the Group’s operations and its operational resilience. Increased geopolitical tensions may increase domestic and cross-border cyber intrusion activity and therefore increase cyber security risks. Geopolitical and political tensions may also lead to conflict, civil unrest and/or acts of civil disobedience. Such events could impact operational resilience by disrupting Prudential’s systems, operations, new business sales and renewals, distribution channels and services to customers, which may result in a reduction in contributions from business units to the central cash balances and profit of the Group, decreased profitability, financial loss, adverse customer impacts and reputational damage and may impact Prudential’s business, financial condition, results of operations and prospects.

Legislative or regulatory changes which adversely impact Hong Kong’s economy or its international trading and economic relationships, may also result in adverse sales, operational and product distribution impacts to the Group due to the territory being a key market which also hosts Group head office functions.

1.4	As a holding company, Prudential is dependent upon its subsidiaries to cover operating expenses and dividend payments.

The Group’s insurance and investment management operations are generally conducted through direct and indirect subsidiaries, which are subject to the risks discussed elsewhere in this ‘Risk Factors’ section.

As a holding company, Prudential’s principal sources of funds are remittances from subsidiaries, shareholder-backed funds, the shareholder transfer from long-term funds and any amounts that may be raised through the issuance of equity, debt and commercial paper.

Certain of Prudential’s subsidiaries are subject to insurance, foreign exchange and tax laws, rules and regulations (including in relation to distributable profits that can limit their ability to make remittances). In some circumstances, including where there are changes to general market conditions, this could limit Prudential’s ability to pay dividends to shareholders or to make available funds held in certain subsidiaries to cover operating expenses of other members of the Group.

A material change in the financial condition of any of Prudential’s subsidiaries may have a material effect on its business, financial condition, results of operations and prospects.

1.5	Prudential is subject to the risk of potential sovereign debt credit deterioration owing to the amounts of sovereign debt obligations held in its investment portfolio.

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

In addition, if a sovereign default or other such events described above were to occur, as has happened on occasion in the past, other financial institutions may also suffer losses or experience solvency or other concerns, which may result in Prudential facing additional risks relating to investments in such financial institutions that are held in the Group’s investment portfolio. There is also risk that public perceptions about the stability and creditworthiness of financial institutions and the financial sector generally might be adversely affected as might counterparty relationships between financial institutions.

If a sovereign were to default on its obligations, or adopt policies that devalued or otherwise altered the currencies in which its obligations were denominated, this could have a material adverse effect on Prudential’s business, financial condition, results of operations and prospects.

1.6	Downgrades in Prudential’s financial strength and credit ratings could significantly impact its competitive position and damage its relationships with creditors or trading counterparties.

Prudential’s financial strength and credit ratings, which are used by the market to measure its ability to meet policyholder obligations, are an important factor affecting public confidence in Prudential’s products, and as a result its competitiveness. Downgrades in Prudential’s ratings as a result of, for example, decreased profitability, increased costs, increased indebtedness or other concerns could have an adverse effect on its ability to market products and retain current policyholders, and the Group’s ability to compete for acquisition and strategic opportunities. Downgrades may also impact the Group’s financial flexibility, including its ability to issue commercial paper at current levels and pricing. The interest rates at which Prudential is able to borrow funds are affected by its credit ratings, which are in place to measure the Group’s ability to meet its contractual obligations.

In addition, changes in methodologies and criteria used by rating agencies could result in downgrades that do not reflect changes in the general economic conditions or Prudential’s financial condition.

In addition, any such downgrades could have a material adverse effect on Prudential’s business, financial condition, results of operations and prospects. Prudential cannot predict what actions rating agencies may take, or what actions Prudential may therefore take in response to the actions of rating agencies, which could adversely affect its business.

Any such downgrade of the Group could have an adverse effect on Prudential’s financial flexibility, requirements to post collateral under or in connection with transactions to which they are a party and ability to manage market risk exposures. In addition, the interest rates or other costs that the Group incurs in respect of its financing activities may increase as a result. A credit rating downgrade may also affect public confidence in the Group’s products and may adversely impact on its ability to market products, retain current policyholders or attract new policyholders.

1.7	Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses.

Due to the geographical diversity of Prudential’s businesses, Prudential is subject to the risk of exchange rate fluctuations. Prudential’s operations generally write policies and invest in assets denominated in local currencies. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to fluctuations in Prudential’s consolidated financial statements upon the translation of results into the Group’s presentation currency. This exposure is not currently separately managed. The Group presents its consolidated financial statements in US dollars. The results of some entities within the Group are not denominated in or linked to the US dollar and some enter into transactions which are conducted in non-US dollar currencies. Prudential is subject to the risk of exchange rate fluctuations from the translation of the results of these entities and transactions and the risks from the maintenance of the HK dollar peg to the US dollar.

2.RISKS RELATING TO SUSTAINABILITY AND ENVIRONMENTAL, SOCIAL AND GOVERNANCE (‘ESG’) MATTERS

2.1	The failure to understand and respond effectively to the risks associated with ESG factors could adversely affect Prudential’s achievement of its long term strategy.

A failure to manage the material risks associated with key ESG themes detailed below may undermine the sustainability of Prudential by adversely impacting the Group’s reputation and brand, ability to attract and retain customers and employees, and therefore the results of its operations and delivery of its strategy and long-term financial success.

(a)	Environmental risks

Environmental concerns, notably those associated with climate change and their social and economic impacts, present long-term risks to the sustainability of Prudential and may impact its customers and other shareholders.

Prudential’s investment horizons are long term and it is therefore exposed to the potential long-term impact of climate change risks, which include the financial and non-financial impact of transition to a lower carbon economy and physical and litigation risks. The global transition to a lower carbon economy may have an adverse impact on investment valuations as the financial assets of carbon intensive companies re-price, and this could result in some asset sectors facing significantly higher costs and a reduction in demand for their products and services. The speed of this transition, and the extent to which it is orderly and managed, will be influenced by factors such as public policy, technology and changes in market or investor sentiment. The potential impact of these factors on the valuation of investments may also have a broader economic impact that may adversely affect customers and their demand for the Group’s products. The transition to a lower carbon economy has the potential to disproportionately impact the Asia and Africa markets in which Prudential operates and invests, and the Group’s stakeholders increasingly expect and/or rely on the Group to support an orderly, inclusive and sustainable transition based on an understanding of relevant country and company-level transition plans taking into consideration the impact on the economies, businesses, communities and customers in these markets.

The pace and volume of new climate-related regulation emerging across the markets in which the Group operates, the need to deliver on existing and new voluntary exclusions on investments in certain sectors, engagement and reporting commitments and the demand for externally assured reporting may give rise to compliance, operational and disclosure risks which may be increased by the multi-jurisdictional coordination required in adopting a consistent risk management approach.

The Group’s ability to sufficiently understand and appropriately react to transition risk and its ability to deliver on its external carbon reduction commitments may be limited by insufficient or unreliable data on carbon exposure and transition plans for the assets in which it invests. The direct physical impacts of climate change, driven by both specific short-term climate-related events such as natural disasters and longer-term changes to climate and the natural environment, are likely to become increasingly significant factors in the mortality and morbidity risk assessments for the Group’s insurance product underwriting and offerings and their associated claims profiles. Climate-driven events in countries in which Prudential or its key third parties operate could adversely impact the Group’s operational resilience and its customers, which may potentially occur through migration or displacement both within and across borders.

A failure to understand, manage and provide greater transparency of its exposure to these climate-related risks may have increasingly adverse implications for Prudential and its stakeholders.

(b)	Social risks

Social risks that could impact Prudential may arise from a failure to consider the rights, diversity, well-being, needs, and interests of its customers and employees and the communities in which the Group or its third parties operate. Perceived inequalities and income disparities, intensified by the pandemic, have the potential to further erode social cohesion across the Group’s markets which may increase operational and disruption risks for Prudential. These risks are increased as Prudential operates in multiple jurisdictions with distinct local cultures and considerations.

Evolving social norms and emerging population risks associated with public health trends (such as an increase in obesity and mental health deterioration) and demographic changes (such as population urbanisation and ageing) may affect customer lifestyles and therefore may impact the level of claims under the Group’s insurance product offerings. As a provider of insurance and investment services, the Group is increasingly focused on making its products more accessible through digital innovation, technologies and distribution methods for a broadening range of products and services. As a result, Prudential has access to extensive amounts of customer personal data, including data related to personal health, and an increasing ability to analyse and interpret this data through the use of complex tools, machine learning and artificial intelligence technologies. The Group is therefore exposed to the regulatory, ethical and reputational risks associated with customer data misuse or security breaches. These risks are explained in risk factor 3.5. The increasing digitalisation of products, services and processes may also result in new and unforeseen regulatory requirements and stakeholder expectations, including those relating to how the Group supports its customers through this transformation.

As an employer, the Group is also exposed to the risk of being unable to attract, retain and develop a diverse group of highly-skilled employees to meet the changing need of a transformative organisation. This may increase if Prudential does not implement responsible working practices or fails to recognise the benefits of diversity, ensure psychological safety for employees, or promote a culture of inclusion and sense of belonging. The potential for reputational risk extends to the Group’s supply chains and its investee companies, which may be exposed to factors such as poor labour standards and abuses of human rights by third parties.

(c)	Governance

A failure to maintain high standards of corporate governance may adversely impact the Group and its customers and employees and increase the risk of poor decision-making and a lack of oversight and management of its key risks. Poor governance may arise where key governance committees have insufficient independence, a lack of diversity, skills or experience in their members, or unclear (or insufficient) oversight responsibilities and mandates. Inadequate oversight over remuneration also increases the risk of poor senior management behaviours.

Prudential operates across multiple jurisdictions and has a group and subsidiary governance structure which may add further complexity to these considerations. Participation in joint ventures or partnerships where Prudential does not have direct overall control and the use of third party service providers increase the potential for reputational risks arising from poor governance.

Sustainability and ESG-related risks may directly or indirectly impact Prudential’s business and the achievement of its strategic focus on providing greater and more inclusive access to good health and financial security, responsible stewardship in managing the human impact of climate change and building human and social capital with its broad range of stakeholders, which range from customers, institutional investors, employees and suppliers, to policymakers, regulators, industry organisations and local communities. A failure to transparently and consistently implement the Group’s ESG strategy across operational, underwriting and investment activities, may adversely impact the financial condition and reputation of the Group and may negatively impact the Group’s stakeholders, who all have expectations, concerns and aims related to ESG and sustainability matters, which may differ, both within and across the markets in which the Group operates. In its investment activities, Prudential’s stakeholders increasingly have expectations of, and place reliance on, an approach to responsible investment that demonstrates how ESG and sustainability considerations are effectively integrated into investment decisions and responsible supply chain management and the performance of fiduciary and stewardship duties. These duties include effective implementation of exclusions, voting and active engagement decisions with respect to investee companies, as both an asset owner and an asset manager, in line with internally defined procedures and external commitments.

3.RISKS RELATING TO PRUDENTIAL’S BUSINESS ACTIVITIES AND INDUSTRY

3.1

The implementation of large-scale transformation, including complex strategic initiatives, gives rise to significant design and execution risks and may affect Prudential’s operational capability and capacity. Any failure of these initiatives to meet their objectives may adversely impact the Group and the delivery of its strategy.

Where required in order to implement its business strategies for growth, meet customer needs, improve customer experiences, strengthen operational resilience, meet regulatory and industry requirements and maintain market competitiveness, Prudential from time to time undertakes Group restructuring, transformation programmes and acquisitions and disposals across its business. Many of these change initiatives are complex, interconnected and/or of large scale, and include improvement of business efficiencies through operating model changes, advancing the Group’s digital capability, expanding strategic partnerships and industry and regulatory-driven change. There may be a material adverse effect on Prudential’s business, customers, financial condition, results of operations and prospects if these initiatives incur unplanned costs, are subject to implementation delays, or fail to fully meet their objectives. Large scale restructuring of Prudential, such as the recent Jackson Demerger and changes to the Group’s management and operational model, have increased uncertainty for the Group’s employees, which may affect operational capacity and the ability of the Group to deliver its strategy.

Additionally, there may be adverse non-financial (including operational, regulatory, conduct and reputational) implications for the Group in undertaking such initiatives, which inherently give rise to design and execution risks, and may increase existing business risks, such as placing additional strain on the operational capacity, or weakening the control environment, of the Group.

Implementing further initiatives related to significant regulatory changes, such as IFRS 17, may amplify these risks. Risks relating to these regulatory changes are explained in risk factor 4.1 below.

The speed of technological change in the business could outpace the Group’s ability to anticipate all the unintended consequences that may arise from such change. Innovative technologies, such as artificial intelligence, expose Prudential to potential additional regulatory, information security, operational, ethical and conduct risks which, if inadequately managed, could result in customer detriment and reputational damage.

3.2	Prudential is exposed to ongoing risks as a result of the Jackson Demerger, which, if they materialise, could adversely affect Prudential’s business.
(a)	The Group continues to hold shares in Jackson but no longer has any control

On 13 September 2021, Prudential completed the Jackson Demerger (the ‘Demerger’). As at 31 December 2021, the Group retains an 18.4 per cent. economic interest (and an 18.5 per cent. voting interest) in the total common stock of Jackson. The Group intends to reduce this investment to less than 10 per cent. within 12 months of the completion of the Jackson Demerger. As a result of the Demerger, Prudential no longer has the ability to control Jackson’s strategic, financial and operational decisions. Jackson may fail to develop its business, meet the expectations of investors, may be subject to adverse publicity and increased legal or regulatory scrutiny, or its reported financial position may be adversely impacted by errors or limitations in its modelling and other assumptions related to its business, including the calculation of regulatory or internal capital requirements, the valuation of assets and liabilities, and determining hedging requirements. These factors may have an adverse impact on the market price of Jackson shares, which may be volatile and can go down as well as up. It is therefore possible that the value of Prudential’s shareholding may be lower than anticipated, and the gross proceeds due to Prudential from any future sale may be lower than Prudential might otherwise achieve.

(b)	Indemnities have been given under a Demerger Agreement by Prudential in favour of the Jackson Group

At the time of the Demerger, Prudential and Jackson entered into the Demerger Agreement. This governs the post-Jackson Demerger obligations of the Group and the Jackson Group and contains, among other provisions, indemnities under which Prudential indemnifies the Jackson Group against liabilities that may arise in connection with the business carried on by the Group (other than Jackson’s business) prior to the Jackson Demerger. Prudential has the right to defend any such claim.

Although it is not anticipated that Prudential will be required to pay any substantial amount pursuant to such indemnity obligations, if any amounts payable under the indemnities are substantial, this could have a material adverse effect on the financial condition and/or results of Prudential.

(c)	Prudential may incur liabilities in connection with the Jackson Demerger

In addition, in connection with the Jackson Demerger, Prudential may be subject to claims by Jackson’s shareholders and other third parties for any material misstatements or omissions of material facts contained within Jackson’s Form 10 registration document, or for any fraudulent, intentional or reckless misleading disclosure in connection with the Jackson Shares under the US Securities and Exchange Act of 1934. If those claims are not successfully defended, Prudential may have to pay compensation, and where this is substantial may adversely affect Prudential’s business, financial condition, cash flows, results of operations and prospects.

3.3

Prudential’s businesses are conducted in highly competitive environments with developing demographic trends. The profitability of the Group’s businesses depend on management’s ability to respond to these pressures and trends.

The markets for financial services are highly competitive, with a number of factors affecting Prudential’s ability to sell its products and profitability, including price and yields offered, financial strength and ratings, range of product lines and product quality, brand strength and name recognition, investment management performance and fund management trends, historical bonus levels, the ability to respond to developing demographic trends, customer appetite for certain savings products and technological advances. In some of its markets, Prudential faces competitors that are larger, have greater financial resources or a greater market share, offer a broader range of products or have higher bonus rates. Further, heightened competition for talented and skilled employees, agents and independent financial advisers may limit Prudential’s potential to grow its business as quickly as planned. Technological advances, including those enabling increased capability for gathering large volumes of customer health data and developments in capabilities and tools in analysing and interpreting such data (such as artificial intelligence and machine learning), may result in increased competition to the Group, both from within and outside the insurance industry, and may increase the competition risks resulting from a failure to be able to attract sufficient numbers of skilled staff.

The Group’s principal competitors include global life insurers together with regional insurers and multinational asset managers. In most markets, there are also local companies that have a material market presence.

Prudential believes that competition will intensify across all regions in response to consumer demand, digital and other technological advances (including the emergence and maturing of new distribution channels), the need for economies of scale and the consequential impact of consolidation, regulatory actions and other factors. Prudential’s ability to generate an appropriate return depends significantly upon its capacity to anticipate and respond appropriately to these competitive pressures. This includes managing the potential adverse impacts to the commercial value of the Group’s existing sale and distribution arrangements, such as bancassurance arrangements, in markets where new distribution channels develop.

Failure to do so may adversely impact Prudential’s ability to attract and retain customers and, importantly, may limit Prudential’s ability to take advantage of new business arising in the markets in which it operates, which may have an adverse impact on the Group’s business, financial condition, results of operations and prospects.

3.4

Adverse experience in the operational risks inherent in Prudential’s business, and those of its material outsourcing partners, could disrupt its business functions and have a negative impact on its business, financial condition, results of operations and prospects.

Operational risks are present in all of Prudential’s businesses, including the risk of direct or indirect loss resulting from inadequate or failed internal and external processes, systems or human error, fraud, the effects of natural or man-made catastrophic events (such as natural disasters, pandemics, cyber-attacks, acts of terrorism, civil unrest and other catastrophes) or other external events. These risks may also adversely impact Prudential through its partners. Prudential relies on the performance and operations of a number of bancassurance, product distribution, outsourcing (including external technology and data hosting) and service partners. These include back office support functions, such as those relating to IT infrastructure, development and support and customer facing operations and services, such as product distribution and services (including through digital channels) and investment operations. This creates reliance upon the resilient operational performance of these partners and exposes Prudential to the risk that the operations and services provided by these partners are disrupted or fail. Further, Prudential operates in extensive and evolving legal and regulatory environments (including in relation to tax) which adds to the complexity of the governance and operation of its business processes and controls.

Exposure to such risks could impact Prudential’s operational resilience and ability to perform necessary business functions by disrupting its systems, operations, new business sales and renewals, distribution channels and services to customers, or result in the loss of confidential or proprietary data. Such risks, as well as any weaknesses in administration systems (such as those relating to policyholder records) or actuarial reserving processes, may also result in increased expenses, as well as legal and regulatory sanctions, decreased profitability, financial loss and customer conduct risk impacts, and may damage Prudential’s reputation and relationship with its customers and business partners. A failure to adequately oversee service partners (or their IT and operational systems and processes) could result in significant service degradation or disruption to Prudential’s business operations and customers, which may have reputational or conduct risk implications and could have a material adverse effect on the Group’s business, financial condition, results of operations and prospects.

Prudential’s business requires the processing of a large number of transactions for a diverse range of products. It also employs complex and interconnected IT and finance systems, models, and user developed applications in its processes to perform a range of operational functions. These functions include the calculation of regulatory or internal capital requirements, the valuation of assets and liabilities and the acquisition of new business using artificial intelligence and digital applications. Many of these tools form an integral part of the information and decision-making frameworks used by Prudential and the risk of adverse consequences arising from erroneous or misinterpreted tools used in core business activities, decision-making and reporting exists. Errors or limitations in these tools, or their inappropriate usage, may lead to regulatory breaches, inappropriate decision-making, financial loss, customer detriment, inaccurate external reporting or reputational damage. The long-term nature of much of the Group’s business also means that accurate records have to be maintained securely for significant time periods.

The performance of the Group’s core business activities and the uninterrupted availability of services to customers rely significantly on, and require significant investment in, resilient IT applications, infrastructure and security architectural design, data governance and management and other operational systems, personnel, controls and processes. During large-scale disruptive events or times of significant change, the resilience and operational effectiveness of these systems and processes at Prudential and/or its third party service providers may be adversely impacted. In particular, Prudential and its business partners are making increasing use of emerging technological tools and digital services, or forming strategic partnerships with third parties to provide these capabilities. Automated distribution channels to customers increase the criticality of providing uninterrupted services. A failure to implement appropriate governance and management of the incremental operational risks from emerging technologies may adversely impact Prudential’s reputation and brand, the results of its operations, its ability to attract and retain customers and its ability to deliver on its long-term strategy and therefore its competitiveness and long-term financial success.

Although Prudential’s IT, compliance and other operational systems, models and processes incorporate governance and controls designed to manage and mitigate the operational and model risks associated with its activities, there can be no complete assurance as to the resilience of these systems and processes to disruption or that governance and controls will always be effective. Due to human error, among other reasons, operational and model risk incidents do occur from time to time and no system or process can entirely prevent them. Prudential’s legacy and other IT systems, data and processes, as with operational systems and processes generally, may also be susceptible to failure or security/data breaches.

3.5

Attempts to access or disrupt Prudential’s IT systems, and loss or misuse of personal data, could result in loss of trust from Prudential’s customers and employees and reputational damage, which could have material adverse effects on the Group’s business, financial condition, results of operations and prospects.

Prudential and its business partners are increasingly exposed to the risk that individuals (which includes connected persons such as employees, contractors or representatives of Prudential or its third party service providers, and unconnected persons) or groups may intentionally or unintentionally disrupt the availability, confidentiality and integrity of its IT systems or compromise the integrity and security of data (both corporate and customer), including disruption from ransomware, malicious software designed to restrict Prudential’s access to data until the payment of a sum of money. Where these risks materialise, this could result in disruption to key operations, make it difficult to recover critical data or services or damage assets, any of which could result in loss of trust from Prudential’s customers and employees, reputational damage and direct or indirect financial loss. Cyber-security threats continue to evolve globally in sophistication and potential significance. Prudential’s increasing profile in its current markets and those in which it is entering, growing customer interest in interacting with their insurance providers and asset managers through the internet and social media, improved brand awareness, increasing adoption of the Group’s Pulse platform and the 2020 designation of Prudential as an Internationally Active Insurance Group (‘IAIG’) could also increase the likelihood of Prudential being considered a target by cyber criminals. Ransomware campaigns have increased in frequency and represent an increasing threat to the financial services sector, with recent highly publicised attacks on financial services companies. The risk from untargeted but sophisticated and automated attacks remains present.

There is an increasing requirement and expectation on Prudential and its business partners not only to hold the data of customers, shareholders and employees securely, but also to ensure its ongoing accuracy and that it is being used in a transparent, appropriate and ethical way, including in decision-making where automated processes are employed. A failure to do so may result in regulatory scrutiny and sanctions and detriment to customers and third party partners, and may adversely impact the reputation and brand of the Group, its ability to attract and retain customers and deliver on its long-term strategy and therefore the results of its operations.

The risk to the Group of not meeting these requirements and expectations may be increased by the development of cloud-based infrastructure and the usage of digital distribution and service channels, which can collect a broader range of personal and health-related data from individuals at increased scale and speed, and the use of complex tools, machine learning and artificial intelligence technologies to process, analyse and interpret this data. New and currently unforeseeable regulatory issues may also arise from the increased use of emerging technology. Regulatory developments in cybersecurity and data protection (such as the ongoing development of a holistic data governance regime in China, including the Data Security Law, the Personal Information Protection Law, which came into effect in November 2021, the revised Measures for Cybersecurity Review and recently released draft rules on the provision of internet healthcare services) continue to progress worldwide. Such developments may increase the complexity of requirements and obligations in this area, in particular where they include national security restrictions or impose differing and/or conflicting requirements with those of other jurisdictions. These risks may also increase the financial and reputational implications for Prudential of regulatory non-compliance or a significant breach of IT systems or data, including at its joint venture or third party service providers. The international transfer of data may, as a global organisation, increase regulatory risks for the Group.

Although Prudential has experienced or has been affected by cyber and data breaches, to date, it has not identified a failure or breach, or an incident of data misuse in relation to its legacy and other IT systems and processes which has had a material impact on its operations. However, Prudential has been, and likely will continue to be, subject to potential damage from computer viruses, unauthorised access and cyber-security attacks such as ‘denial of service’ attacks (which, for example, can cause temporary disruption to websites and IT networks), phishing and disruptive software campaigns, and there can be no assurance that such events will not take place which may have material adverse consequential effects on Prudential’s business, financial condition, results of operations and prospects.

3.6	Prudential’s Pulse platform may increase existing business risks to the Group or introduce new risks as the markets in which it operates and its features, partnerships and product offerings develop.

Prudential’s digital platform, Pulse, is subject to a number of the risks discussed within this ‘Risk Factors’ section. In particular, these include risks related to legal and regulatory compliance and the conduct of business; the execution of complex change initiatives; information security and data privacy; the use of models (including those using artificial intelligence) and the handling of personal data; the resilience and integrity of IT infrastructure and operations; and those relating to the management of third parties. These existing risks for the Group may be increased due to a number of factors:

–

The number of current and planned markets in which Pulse operates, each with their own laws and regulations, regulatory and supervisory authorities, the scope of application of which may be uncertain or change at pace, may increase regulatory compliance risks;

–

The implementation of planned platform features and offerings may require the delivery of complex, inter-connected change initiatives across current and planned markets. This may give rise to design and execution risks, which could be amplified where these change initiatives are delivered concurrently;

–	The platform includes functionality relating to user generated content, which may expose Prudential to legal liability or reputational risk in the hosting of that content;
–

The increased volume, breadth and sensitivity of data on which the business model of Pulse is dependent and to which the Group has access, holds, analyses and processes through its models, which increases data security, privacy and usage risks. The use of complex models, including where they use artificial intelligence for critical decision-making, in the application’s features and offerings may give rise to operational, conduct, litigation and reputational risks where they do not function as intended;

–

The platform and its services rely on a number of third party partners and providers, which may vary according to the market. This may increase operational disruption risks to the uninterrupted provision of services to customers, regulatory compliance and conduct risks, and the potential for reputational risks; and

–

Support for, and development of, the platform may be provided outside of the individual markets in which the platform operates, which may increase the complexity of local legal and regulatory compliance.

New product offerings and functionality may be developed and provided through the platform, which may introduce new regulatory, operational, conduct and strategic risks for the Group. Any slowdown in digitalisation may reduce user adoption rates, the current size of the user base of Pulse and/or the development of product and service offerings, which may impact the ability of the Group to deliver its digital strategy. Regulations may be introduced which limit the permitted scope of online or digitally distributed insurance, asset management or medical services, which may restrict current or planned offerings provided by the Pulse platform. Markets may also introduce regulations with specific licensing requirements or requiring the provision of current or planned services via locally incorporated entities, which increases the regulatory and compliance risks associated with operating the Pulse platform.

A failure to implement appropriate governance and management of the incremental and new risks detailed above may adversely impact Prudential’s reputation and brand, its ability to attract and retain customers, its competitiveness and its ability to deliver on its long-term strategy.

3.7

Prudential operates in certain markets with joint venture partners, minority shareholders and other third parties. These businesses face the same risks as the rest of the Group and also give rise to certain risks to Prudential that the Group does not face with respect to its wholly-owned subsidiaries.

Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures and other joint ownership or third-party arrangements. The financial condition, operations and reputation of Group may be adversely impacted, or the Group may face regulatory censure, in the event that any of its partners fails or is unable to meet its obligations under the arrangements, encounters financial difficulty, or fails to comply with local or international regulation and standards such as those pertaining to the prevention of financial crime. Reputational risks to the Group are amplified where any joint venture or jointly owned businesses carry the Prudential name.

A material proportion of the Group’s business comes from its joint ventures in China and India. For such operations the level of control exercisable by the Group depends on the terms of the contractual agreements, in particular, those terms providing for the allocation of control among, and continued cooperation between, the participants. As a result, the level of oversight, control and access to management information the Group is able to exercise over the extent of the exposure to material risks at these operations may be lower compared to the Group’s wholly owned businesses. This may increase the uncertainty for the Group over the financial condition of these operations, including the credit risk profile and valuation of their investment portfolios and the extent of their invested credit and counterparty credit risk exposure, resulting in heightened risks to the Group as whole. This may particularly be the case where the countries in which these operations are located experience market or sector-specific slowdowns, volatility or deterioration (such as the recent negative developments in the China property sector). In addition, the level of control exercisable by the Group could be affected by changes in the maximum level of non-domestic ownership imposed on foreign companies in certain jurisdictions. The exposure of the Group to the risks detailed in risk factor 3.1 above may also increase should the Group’s strategic initiatives include the expansion of the Group’s operations through joint ventures or jointly owned businesses.

In addition, a significant proportion of the Group’s product distribution is carried out through agency arrangements and contractual arrangements with third party service providers not controlled by Prudential, such as bancassurance arrangements, and the Group is therefore dependent upon the continuation of these relationships. A temporary or permanent disruption to these distribution arrangements, such as through significant deterioration in the reputation, financial position or other circumstances of the third party service providers, material failure in controls (such as those pertaining to the third party service provider system failure or the prevention of financial crime) or failure to meet any regulatory requirements could adversely affect Prudential’s reputation and its business, financial condition, results of operations and prospects.

3.8

Adverse experience relative to the assumptions used in pricing products and reporting business results could significantly affect Prudential’s business, financial condition, results of operations and prospects.

In common with other life insurers, the profitability of the Group’s businesses depends on a mix of factors including mortality and morbidity levels and trends, policy surrenders and take-up rates on guarantee features of products, investment performance and impairments, unit cost of administration and new business acquisition expenses. The Group’s businesses are subject to inflation risk. In particular, the Group’s medical insurance businesses are also exposed to medical inflation risk.

Prudential needs to make assumptions about a number of factors in determining the pricing of its products, for setting reserves, and for reporting its capital levels and the results of its long-term business operations.

A further factor is the assumption that Prudential makes about future expected levels of the rates of early termination of products by its customers (known as persistency). This is relevant to a number of lines of business in the Group. Prudential’s persistency assumptions reflect a combination of recent past experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. Any expected change in future persistency is also reflected in the assumption. If actual levels of persistency are significantly different than assumed, the Group’s results of operations could be adversely affected.

In addition, Prudential’s business may be adversely affected by epidemics, pandemics and other effects that give rise to a large number of deaths or additional sickness claims, as well as increases to the cost of medical claims. Pandemics, significant influenza and other epidemics have occurred a number of times historically but the likelihood, timing, or the severity of future events cannot be predicted. The effectiveness of external parties, including governmental and non-governmental organisations, in combating the spread and severity of any epidemics, as well as pharmaceutical treatments and vaccines (and their roll-outs) and non-pharmaceutical interventions, could have a material impact on the Group’s claims experience. The risks to the Group resulting from the Covid-19 pandemic are included in risk factor 1.1 above.

Prudential uses reinsurance to selectively transfer mortality, morbidity and other risks. This exposes the Group to the counterparty risk of a reinsurer being unable to pay reinsurance claims or otherwise meet their commitments; the risk that a reinsurer changes reinsurance terms and conditions of coverage, or increases the price of reinsurance which Prudential is unable to pass on to its customers; the risk of ambiguity in the reinsurance terms and conditions leading to uncertainty whether an event is covered under a reinsurance contract; and the risk of being unable to replace an existing reinsurer, or find a new reinsurer, for the risk transfer being sought.

Any of the foregoing, individually or together, could have a material adverse effect on Prudential’s business, financial condition, results of operations and prospects.

4.RISKS RELATING TO LEGAL AND REGULATORY REQUIREMENTS

4.1

Prudential conducts its businesses subject to regulation and associated regulatory risks, including a change to the basis in the regulatory supervision of the Group, the effects of changes in the laws, regulations, policies and their interpretations and any accounting standards in the markets in which it operates.

Changes in government policy and legislation (including in relation to tax and data security), capital control measures on companies and individuals, regulation or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which Prudential operates (including those related to the conduct of business by Prudential or its third party distributors), or decisions taken by regulators in connection with their supervision of members of the Group, which in some circumstances may be applied retrospectively, may adversely affect Prudential. The impact from any regulatory changes may be material to Prudential, for example changes may be required to its product range, distribution channels, handling and usage of data, competitiveness, profitability, capital requirements, risk management approaches, corporate or governance structure and, consequently, reported results and financing requirements. Also, regulators in jurisdictions in which Prudential operates may impose requirements affecting the allocation of capital and liquidity between different business units in the Group, whether on a geographic, legal entity, product line or other basis. Regulators may also change solvency requirements, methodologies for determining components of the regulatory or statutory balance sheet including the reserves and the level of capital required to be held by individual businesses (with implications to the Group capital position), the regulation and expectations of customers-facing processes including selling practices, and could introduce changes that impact products sold or that may be sold. Furthermore, as a result of interventions by governments in light of financial and global economic conditions, there may continue to be changes in government regulation and supervision of the financial services industry, including the possibility of higher capital requirements, restrictions on certain types of transactions and enhancement of supervisory powers.

In the markets in which it operates, Prudential is subject to regulatory requirements and obligations with respect to financial crime, including anti-money laundering, and sanctions compliance, which may either impose obligations on the Group to act in a certain manner or restrict the way that it can act in respect of specified individuals, organisations, businesses and/or governments. A failure to do so may adversely impact the reputation of Prudential and/or result in the imposition of legal or regulatory sanctions or restrictions on the Group. For internationally active groups such as Prudential, operating across multiple jurisdictions increases the complexity of legal and regulatory compliance. Compliance with Prudential’s legal or regulatory obligations, including those in respect of international sanctions, in one jurisdiction may conflict with the law or policy objectives of another jurisdiction, or may be seen as supporting the law or policy objectives of that jurisdiction over another, creating additional legal, regulatory compliance and reputational risks for the Group. These risks may be increased where uncertainty exists on the scope of regulatory requirements and obligations, and where the complexity of specific cases applicable to the Group is high.

Further information on specific areas of regulatory and supervisory requirements and changes are included below.

(a)	Group-wide Supervision

The Hong Kong IA has been the Group-wide supervisor of Prudential since 21 October 2019. To align Hong Kong’s regulatory regime with international standards and practices, the Hong Kong IA has developed a GWS Framework for multinational insurance groups under its supervision. The GWS Framework is based on a principle-based and outcome-focused approach, and allows the Hong Kong IA to exercise direct regulatory powers over the designated holding companies of multinational insurance groups. The GWS Framework became effective for Prudential upon designation by the Hong Kong IA on 14 May 2021, subject to transitional arrangements allowed in legislation which have been agreed with the Hong Kong IA.

Under the GWS Framework , all debt instruments, both senior and subordinated, issued by Prudential as at the date of designation meet the transitional conditions set by the Hong Kong IA and are included as eligible Group capital resources.

Whilst the regulatory requirements have been finalised and are in effect, given the early nature of the regime, there is a risk that the interpretations of the principle-based regulatory requirements made by the Group in complying with the regulatory requirements may differ in some aspects from the interpretations made by the Hong Kong IA in their supervision of these principle-based regulatory requirements or as a result of the potential for further regulatory guidance to be issued.

(b)	Global regulatory requirements and systemic risk regulation

Currently there are also a number of ongoing global regulatory developments which could impact Prudential’s businesses in the many jurisdictions in which they operate. These include the work of the Financial Stability Board (the ‘FSB’) in the area of systemic risk including the reassessment of the designation of G-SIIs, and the Insurance Capital Standard
(the ‘ICS’) being developed by the International Association of Insurance Supervisors (the ‘IAIS’). In addition, regulators in a number of jurisdictions in which the Group operates are further developing their local capital regimes. There remains a high degree of uncertainty over the potential impact of such changes on the Group.

Efforts to curb systemic risk and promote financial stability are also under way. At the international level, the FSB continues to develop recommendations for the asset management and insurance sectors, including ongoing assessment of systemic risk measures. The IAIS has continued to focus on the following key developments.

In November 2019 the IAIS adopted the Common Framework (‘ComFrame’) which establishes supervisory standards and guidance focusing on the effective group-wide supervision of Internationally Active Insurance Groups (‘IAIGs’). Prudential was included in the first register of IAIGs released by the IAIS on 1 July 2020 and was designated an IAIG by the Hong Kong IA following an assessment against the established criteria in ComFrame.

The IAIS has also been developing the ICS (‘Insurance Capital Standard’) as part of ComFrame. The implementation of ICS will be conducted in two phases: a five-year monitoring phase followed by an implementation phase. The Aggregation Method is one of the alternatives being considered to the default approach undertaken for the ICS during the monitoring period and the related proposals are being led by the National Association of Insurance Commissioners (‘NAIC’).

In November 2019 the FSB endorsed a new Holistic Framework (‘HF’), intended for the assessment and mitigation of systemic risk in the insurance sector, for implementation by the IAIS in 2020 and has suspended G-SII designations until completion of a review to be undertaken in 2022. Many of the previous G-SII measures have already been adopted into the Insurance Core Principles (‘ICPs’) and ComFrame, as well as under the Hong Kong IA’s GWS Framework. As an IAIG, Prudential is expected to be subject to these measures. The HF also includes a monitoring element for the identification of a build-up of systemic risk and to enable supervisors to take action where appropriate.

There continues to be material change in the regulatory guidance in this area, including several areas still in development as part of the IAIS’ HF implementation and any new or changing regulations could have a further impact on Prudential. Recent developments include:

–

On 18 January 2022, the IAIS released its 2022-23 roadmap. In addition to those related to the HF and ICS, key areas of focus will include activities and initiatives focusing on operational and cyber resilience in the insurance sector including IT third-party outsourcing, climate change risk, financial inclusion, culture and conduct, diversity, equity and inclusion, fintech and policyholder protection schemes and their role in insurer resolution;

–	The IAIS is proposing to introduce liquidity metrics to be used as ancillary indicators, with the phase 2 consultation completed in January 2022;
–	A consultation on an application paper on macroprudential supervision was also launched by the IAIS in March 2021;
–

Following the publication of its 2020 Resolution Report in November 2020, the FSB released practice papers for consultation on intra-group connectedness and resolution funding for insurers, with input requested by 12 March 2022. Resolution regimes will continue to be a near term focus in the FSB’s financial stability work, potentially being a key tool in informing decisions around the reformed G-SII designation. These consultations constitute the last of the FSB’s systemic risk work for insurers, prior to the designation assessment planned at year end 2022; and

–

The IMF released a Financial System Stability Assessment for Hong Kong in June 2021. One of the conclusions of the report was that there is room to further strengthen the macroprudential framework by enhancing systemic risk assessment and communication.

(c)	Regional regulatory regime developments, including climate-related regulatory changes

In the Group’s key markets, regulatory changes and reforms are in progress, with some uncertainty on the full impact to Prudential:

–

In China, regulatory tightening across a number of industries in 2021, which may continue across other industries, has driven market volatility, heightened credit risk, adversely impacted business sentiment, with the potential for broader financial contagion. Other recent regulatory developments in China which may potentially increase compliance risk to the Group include the following:

-

Development of a holistic data governance regime in China, which have recently included the Data Security Law, the Personal Information Protection Law, and the revised Measures for Cybersecurity Review;

-	The CBIRC recently released new regulations on internet life insurance sales in China which include restrictions on the selling of certain long-term products online, effective 31 December 2021; and

-

On 26 October 2021 the National Health Commission released for public comment draft rules on the internet healthcare services, which include restrictions on online AI-driven diagnosis and treatments as well as requirements including real-time supervision by provincial internet supervision platforms and meeting financial and operational criteria, including certain risk management and corporate governance ratings. These rules may have implications for the Group’s plans for its Pulse platform in China.

–

In Hong Kong, the Hong Kong IA is seeking to align the territory’s insurance regime with international standards and has been developing a risk-based capital (‘RBC’) framework. The RBC framework will comprise three pillars: quantitative requirements, including assessment of capital adequacy and valuation; qualitative requirements, including corporate governance, Enterprise Risk Management as well as Own Risk and Solvency Assessment; and public disclosures and transparency of information. The Hong Kong IA is permitting applications for early adoption of the framework.

–

In Malaysia, Bank Negara Malaysia (‘BNM’), the central bank of Malaysia, has initiated a multi-phase review of its current RBC frameworks for insurers and takaful operators which has been conducted since 2018. The review aims to ensure that the frameworks remain effective under changing market conditions, facilitate consistent and comparable capital adequacy measurement across the insurance and takaful industry, where appropriate, and achieve greater alignment with key elements of the global capital standards such as ICS, where appropriate. The timing of the effective date of the updated rules currently remains uncertain but certain changes, such as the applicable discount rate on liabilities, are expected to come into effect in 2022.

–

In China, the China Banking and Insurance Regulatory Commission (‘CBIRC’) announced plans for its China Risk Oriented Solvency System (‘C-ROSS’) Phase II in 2017. Quantitative impact studies have been performed in 2020 and 2021. On 30 December 2021, the CBIRC released the official regulation for C-ROSS II, which is effective for Q1 2022 solvency reporting.

–

In Indonesia, regulatory and supervisory focus on the insurance industry remains high. The Financial Services Authority of Indonesia, the Otoritas Jasa Keuangan (‘OJK’) has been revising investment linked products (‘ILP’) regulations with the aim of increasing insurance penetration and better protecting customer interests and improving market conduct. The final regulations are expected to be issued during 2022 and will have implications for the product strategies and insurance and compliance risks for insurers. General supervisory focus on insurer governance has increased, in particular on the autonomy of decision-making of local insurers. The OJK has also focused on consumer protection regulations more broadly and has recently enhanced regulatory requirements on IT risk management. Since the 2014 Insurance Law, the industry has been subject to regulatory expectations on the separation of conventional and Sharia business.

–

In Malaysia, BNM issued a circular letter in Q1 2021 specifying requirements for the design and disclosure of ILPs which provide extension of coverage beyond the initial coverage term. These changes aim to improve the appropriateness of product design and the customer disclosures provided on ILP policy documents. The new requirements for ILP products sold since March 2021 came into effect on 22 September 2021, while for all in-force products sold prior to March 2021 the proposed effective date has been extended to 1 April 2022. The changes are expected to materially impact insurer systems, disclosures, customer communications, sales conduct and post-sale processes.

The pace and volume of climate-related regulatory changes is also increasing. Regulators including the Hong Kong Monetary Authority, the Monetary Authority of Singapore, BNM in Malaysia and the Financial Supervisory Commission in Taiwan are in the process of developing supervisory and disclosure requirements or guidelines related to the environment and climate change. It is expected that other regulators will develop similar requirements. These changes may give rise to compliance, operational and disclosure risks requiring Prudential to coordinate across multiple jurisdictions in order to apply a consistent risk management approach.

(d)	IFRS 17

Prudential’s consolidated accounts are prepared in accordance with current IFRS applicable to the insurance industry. In May 2017, the IASB published its standard on insurance accounting (IFRS 17, ‘Insurance Contracts’) which replaces the current IFRS 4 standard. Some targeted amendments to this standard, including to the effective date, were issued in June 2020 and December 2021. IFRS 17, ‘Insurance Contracts’, as amended, will have the effect of introducing fundamental changes to the statutory reporting of insurance entities that prepare accounts according to IFRS from 2023. The standard is subject to endorsement in the UK via the UK Endorsement Board. Prudential has a Group-wide implementation programme underway to implement this new standard. A reliable estimate of the effect of changes required to the Group’s accounting policies as a result of implementing this standard, which is expected to alter the timing of IFRS profit recognition, is not yet available as implementation is underway. The implementation of this standard involves significant enhancements to the IT, actuarial and finance systems of the Group.

Apart from IFRS 17, any other changes or modification of IFRS accounting policies may also require a change in the way in which future results will be determined and/or a retrospective adjustment of reported results to ensure consistency.

(e)	Inter-bank offered rate (‘IBOR’) reforms

In July 2014, the FSB announced widespread reforms to address the integrity and reliability of IBORs. The discontinuation of IBORs in their current form and their replacement with alternative risk-free reference rates such as the Secured Overnight Financing Rate (‘SOFR’) in the US and the Singapore Swap Offer Rate (‘SOR’) could, among other things, impact the Group through an adverse effect on the value of Prudential’s assets and liabilities which are linked to or which reference IBORs, a reduction in market liquidity during any period of transition and increased legal and conduct risks to the Group arising from changes required to documentation and its related obligations to its stakeholders.

(f)	Investor contribution schemes

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

4.2

The conduct of business in a way that adversely impacts the fair treatment of customers could have a negative impact on Prudential’s business, financial condition, results of operations and prospects or on its relations with current and potential customers.

In the course of its operations and at any stage of the product lifecycle, the Group or its intermediaries may conduct business in a way that adversely impacts customer outcomes and the fair treatment of customers (‘conduct risk’). This may arise through a failure to: design, provide and promote suitable products and services to customers that meet their needs, are clearly explained or deliver real value, provide and promote a high standard of customer service, appropriately manage customer information, or appropriately handle and assess complaints. A failure to identify or implement appropriate governance and management of conduct risk may result in harm to customers and regulatory sanctions and restrictions, and may adversely impact Prudential’s reputation and brand, its ability to attract and retain customers, its competitiveness and its ability to deliver on its long-term strategy.

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

There is a risk that new regulations introduced may have a material adverse effect on the sales of the products by Prudential and increase Prudential’s exposure to legal risks. Any regulatory action arising out of the Group’s position as a product provider could have an adverse impact on the Group’s business, financial condition, results of operations and prospects, or otherwise harm its reputation.

4.3	Litigation, disputes and regulatory investigations may adversely affect Prudential’s business, financial condition, cash flows, results of operations and prospects.

Prudential is, and may in the future be, subject to legal actions, disputes and regulatory investigations in various contexts, including in the ordinary course of its insurance, investment management and other business operations. These legal actions, disputes and investigations may relate to aspects of Prudential’s businesses and operations that are specific to Prudential, or that are common to companies that operate in Prudential’s markets. Legal actions and disputes may arise under contracts, regulations (including tax) or from a course of conduct taken by Prudential, and may be class actions. Although Prudential believes that it has adequately provided in all material respects for the costs of litigation and regulatory matters, no assurance can be provided that such provisions are sufficient. Given the large or indeterminate amounts of damages sometimes sought, other sanctions that might be imposed and the inherent unpredictability of litigation and disputes, it is possible that an adverse outcome could have an adverse effect on Prudential’s business, financial condition, cash flows, results of operations and prospects.

4.4	Changes in tax legislation may result in adverse tax consequences for the Group’s business, financial condition, results of operations and prospects.

Tax rules, including those relating to the insurance industry, and their interpretation may change, possibly with retrospective effect in any of the jurisdictions in which Prudential operates. Significant tax disputes with tax authorities, and any change in the tax status of any member of the Group or in taxation legislation or its scope or interpretation could affect Prudential’s business, financial condition, results of operations and prospects.

The Organisation for Economic Co-operation and Development (‘OECD’) is currently undertaking a project intended to modernise the global international tax system, commonly referred to as Base Erosion and Profit-Shifting 2.0 (‘BEPS 2.0’). The project has two pillars. The first pillar is focused on the allocation of taxing rights between jurisdictions for in-scope multinational enterprises that sell cross-border goods and services into countries with little or no local physical presence. The second pillar is focused on developing a global minimum tax rate of 15 percent applicable to in-scope multinational enterprises.

On 8 October 2021 the OECD issued a statement setting out the high level principles which have been agreed by over 130 jurisdictions involved in the project. Based on the 8 October 2021 OECD statement, Prudential does not expect to be affected by proposals under the first pillar given they include an exemption for regulated financial services companies.

On 20 December 2021 the OECD published detailed model rules for the second pillar, with implementation of the rules envisaged by 2023. These rules will apply to Prudential where implemented into the national law of jurisdictions where it has entities within the scope of the rules. On 11 January 2022, the UK government issued a consultation on the UK implementation of these rules, with the intention of including required legislation in Finance Bill 2022-23 and for the rules to be effective from 1 April 2023. Detailed guidance from the OECD is awaited to assist with interpreting the model rules. The early indications are that some jurisdictions may also introduce a domestic minimum tax for in-scope multinationals alongside introducing the global rules. As Prudential operates in a number of jurisdictions where the effective tax rate can be less than 15 per cent, the implementation of the model rules and/or equivalent domestic minimum tax rules may have an adverse impact on the Group. Until further clarity is provided on how the OECD model rules are to be interpreted, how relevant jurisdictions will implement them and any domestic minimum tax regimes, the full extent of the long-term impact on Prudential’s business, tax liabilities and profits remain uncertain.

Significant Subsidiaries

The table below sets forth Prudential’s significant operating subsidiaries.

	Main activity	Country of incorporation
Prudential Assurance Company Singapore (Pte) Limited	Insurance	Singapore
PT Prudential Life Assurance	Insurance	Indonesia
Prudential Hong Kong Limited	Insurance	Hong Kong, China
Prudential Assurance Malaysia Berhad	Insurance	Malaysia

Note:

The Company has 100 per cent of the voting rights of the subsidiaries in Singapore and Hong Kong and 94.6 per cent of the voting rights in the Indonesia subsidiary attaching to the aggregate of the shares across the types of capital in issue. The percentage of share ownership for these subsidiaries is the same as the percentage of the voting power held. The Company has 51 per cent voting rights in Prudential Assurance Malaysia Berhad but is fully consolidated in the Group’s financial statements reflecting the economic interest to the Group.

Each significant subsidiary operates mainly in its country of incorporation.

Major Shareholders

The table below shows the holdings of major shareholders in the Company’s issued share capital as notified to the Company in accordance with the Disclosure Guidance and Transparency Rules. At 15 March 2022, Prudential had received the following notifications:

Significant Changes in Ownership

Notifications received within the last three years:

				% of total
				voting
				rights
				attaching
		Date	Number of	to issued
		Prudential	Prudential	share
Year	Name of Company	was notified	shares held	capital	Change in interest
2019	The Capital Group Companies, Inc.	October	128,267,497	4.93	Decrease in interest
2020	Norges Bank	February	77,815,026	2.99	Decrease in interest
2020	Third Point LLC	June	131,575,000	5.04	Increase in interest

Current major shareholders:

		Percentage of
Shareholder	Date advised	share capital	Shareholding
BlackRock Inc	05 April 2012	5.08%	129,499,098
Third Point LLC	09 June 2020	5.04%	131,575,000

Major shareholders of Prudential have the same voting rights per share as other shareholders. See Governance – Memorandum and Articles of Association - Voting Rights’.

As at 15 March 2022, there were 131 shareholders with a US address on Prudential’s register of shareholders. These shares represented approximately 0.01 per cent of Prudential’s issued ordinary share capital. As at 15 March 2022, there were 85 registered Prudential ADR holders. The shares represented by these ADRs amounted to approximately 0.002 per cent of Prudential’s issued ordinary share capital.

Prudential does not know of any arrangements which may at a subsequent date result in a change of control of Prudential.

Intellectual Property

Prudential conducts business under the ‘Prudential’ and ‘Eastspring Investments’ brand names and logos. It is also the registered owner of over 100 domain names, including ‘www.prudentialplc.com’ and ‘www.eastspringinvestments.com’.

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

Material Contracts

On 6 August 2021, Prudential and Jackson entered into a demerger agreement to effect the demerger of Jackson (‘the Jackson Demerger’) and to govern the post-demerger obligations of the Group and the Jackson Group in respect of, among other things, data sharing and their respective indemnity obligations (the ‘Jackson Demerger Agreement’).

The Jackson Demerger Agreement contains mutual cross indemnities under which Jackson indemnifies the Group against losses, costs, damages and expenses of any kind suffered or arising directly or indirectly from or in consequence of the business carried on by the Jackson Group prior to the Jackson Demerger and Prudential indemnifies the Jackson Group against losses, costs, damages and expenses of any kind suffered or arising directly or indirectly from or in consequence of the business carried on by the Group other than the Jackson Group prior to the Jackson Demerger. Claims made under these mutual cross indemnities by the indemnified party are, subject to the right of the indemnifying party to defend any such claim, required to be paid by the indemnifying party. These mutual cross indemnities are unlimited in terms of amount and subject to customary time limits.

The Jackson Demerger Agreement sets out how guarantees, indemnities or other assurances given by the Group for the benefit of companies in the Jackson Group (or vice versa) will be dealt with following the Jackson Demerger. Under the Jackson Demerger Agreement, the beneficiary of such a guarantee must generally seek to obtain the guarantor’s release from the guarantor’s obligations thereunder and, pending release, indemnify the guarantor against all liabilities and costs arising under or by reason of the guarantee and ensure that the guarantor’s exposure under the guarantee is not increased. The Jackson Demerger Agreement provides that both the Group and the Jackson Group have access to each other’s records for a customary period following the Jackson Demerger and both the Group and the Jackson Group have agreed to keep certain information relating to the other confidential, subject to certain customary exemptions.

On 6 August 2021 Prudential entered into a registration rights agreement with Jackson (the ‘Registration Rights Agreement’). The Registration Rights Agreement provides Prudential and certain permitted transferees with certain registration rights relating to Jackson shares beneficially owned by Prudential whereby, at any time following completion of the Jackson Demerger, Prudential and its permitted transferees may require Jackson to register under the U.S. Securities Act all or any portion of such shares a so-called “demand registration,” subject to certain limitations. Jackson will not be obliged to effect more than one demand registration in any 90-day period. Prudential and its permitted transferees will also have “piggyback” registration rights, such that Prudential and the permitted transferees may include their respective shares in any future registrations of Jackson’s equity securities, whether or not that registration relates to a primary offering by Jackson or a secondary offering by or on behalf of any of Jackson’s stockholders.

The Registration Rights Agreement sets forth customary registration procedures, including an agreement by Jackson to make its management reasonably available to participate in road show presentations in connection with any underwritten offerings. Jackson has also agreed to indemnify Prudential and permitted transferees with respect to liabilities resulting from untrue statements or omissions in any registration statement used in any such registration, other than untrue statements or omissions resulting from information furnished to Jackson for use in a registration statement by Prudential or any permitted transferee.

On 25 September 2019, Prudential and M&G entered into a demerger agreement (the “M&G Demerger Agreement”). The M&G Demerger Agreement sets forth the primary terms and conditions pursuant to which the demerger of M&G (the ‘M&G Demerger’) was effected. The M&G Demerger Agreement also governs the post-M&G Demerger obligations and restrictions of each of the parties thereto, including, among others, obligations in respect of data sharing, intercompany debt, third party-dealings and the treatment of confidential information.

Specifically, the M&G Demerger Agreement provides that, for a period of ten years after completion, Prudential and M&G, as applicable, must deliver to the other party certain corporate and personal data as reasonably requested, subject to certain exceptions as agreed to by the parties. Additionally, in connection with the announcement of a possible change of control within two years after completion, the M&G Demerger Agreement provides that the party not affected by the change of control may require the other party to delete confidential information held by such other party. The M&G Demerger Agreement also sets forth the mechanisms by which any pre-M&G Demerger guarantees, indemnities or other assurances given by Prudential or M&G to the other are released. Generally, the beneficiary of such a guarantee, indemnitee or assurance must seek to obtain the guarantor’s release from the guarantor’s obligations thereunder and, pending release, indemnify the guarantor against all liabilities and costs arising under or by reason of the guarantee and ensure that the guarantor’s exposure under the guarantee is not increased.

The M&G Demerger Agreement also contains mutual cross indemnities under which Prudential and M&G, as applicable, must indemnify the other party against losses, costs, damages and expenses of any kind suffered or arising directly or indirectly from or in consequence of the business carried on by Prudential (other than the M&G business) and M&G, as applicable, prior to the M&G Demerger. Pursuant to the M&G Demerger Agreement, Prudential and M&G are obliged to satisfy any claims made by the other party in respect of such indemnities, subject to the right of M&G or Prudential, as applicable, to defend any such claim. The mutual cross indemnities set forth in the M&G Demerger Agreement are unlimited in terms of amount and duration.

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

Taxation

The following is a summary, under current law and practice, of the principal UK tax, US federal income tax, Hong Kong and Singapore tax considerations relating to an investment by a US taxpayer in Prudential ordinary shares or ADSs. This summary applies to you only if:

—	You are an individual US citizen or resident, a US corporation, or otherwise subject to US federal income tax on a net income basis in respect of your holding of Prudential ordinary shares or ADSs;
—	You hold Prudential ordinary shares or ADSs or shares held or traded in Singapore through the Central Depository (CDP) as a capital asset for tax purposes;
—	If you are an individual, you are not resident in the United Kingdom for UK tax purposes, and do not hold Prudential ordinary shares or ADSs for the purposes of a trade, profession, or vocation that you carry on in the United Kingdom through a branch or agency or if you are a corporation, you are not resident in the UK for UK tax purposes and do not hold the securities for the purpose of a trade carried on in the United Kingdom through a permanent establishment in the United Kingdom; and

—	You are not domiciled in the UK for inheritance tax purposes.

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

UK Taxation of Capital Gains

A holder of Prudential ordinary shares or ADSs who for UK tax purposes is a US corporation that is not resident in the United Kingdom will not be liable for UK taxation on capital gains realised on the disposal of Prudential ordinary shares or ADSs unless at the time of disposal:

—	The holder carries or has carried on a trade in the United Kingdom through a permanent establishment in the United Kingdom, and
—	The Prudential ordinary shares or ADSs are or have been used, held or acquired for use by or for the purposes of such trade or permanent establishment.

Subject to the comments in the following paragraph, a holder of Prudential ordinary shares or ADSs who, for UK tax purposes, is an individual who is not resident in the United Kingdom will not be liable for UK taxation on capital gains realised on the disposal of Prudential ordinary shares or ADSs unless at the time of the disposal:

—	The holder carries or has carried on a trade in the United Kingdom through a branch or agency, and
—	The Prudential ordinary shares or ADSs are or have been used, held, or acquired for use by or for the purposes of such trade or for the purposes of such branch or agency.

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

However, as a result of the UK-US estate tax treaty, Prudential ordinary shares which are registered on the main Prudential share register or ADSs held by an individual who is domiciled in the United States for the purposes of the UK-US estate tax treaty and who is not a UK national will, subject to special rules relating to trusts and settlements, not be subject to UK inheritance tax on that individual’s death or on a gift of the Prudential ordinary shares or ADSs unless the Prudential ordinary shares or ADSs:

—	Are part of the business property of a permanent establishment of an enterprise in the United Kingdom, or
—	Pertain to a fixed base in the UK used for the performance of independent personal services.

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

US Federal Income Tax Treatment of Distributions on Prudential Ordinary Shares or ADSs

If Prudential pays dividends, you must include those dividends in your income when you receive them. The dividends will be treated as foreign source income. You should determine the amount of your dividend income by converting pounds sterling into US dollars at the exchange rate in effect on the date of your (or the depositary’s, in the case of ADSs) receipt of the dividend. Subject to certain exceptions for short-term and hedged positions, the US dollar amount of dividends received by an individual will be subject to taxation at a lower rate than ordinary income if the dividends are ‘qualified dividends.’ Dividends received with respect to the ordinary shares or ADSs will be qualified dividends if Prudential was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (PFIC). Based on the nature of its business activities and its expectations regarding such activities in the future, Prudential believes that it was not treated as a PFIC within the meaning of the Code with respect to its 2021 taxable year and does not anticipate becoming a PFIC for its 2022 taxable year.

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

Hong Kong Stamp duty

Hong Kong stamp duty, currently charged at the ad valorem rate of 0.13 per cent on the higher of the consideration for or the value of the Prudential ordinary shares, will be payable by the purchaser on a purchase and by the seller on a sale of Prudential ordinary shares where the transfer is required to be registered in Hong Kong (ie a total of 0.26 per cent is ordinarily payable on a sale and purchase transaction involving ordinary shares). In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of ordinary shares.

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

The SEC maintains a website that contains reports and other information regarding registrants. All the SEC filings made electronically by registrants including Prudential can be accessed at www.sec.gov. Prudential’s SEC filings are also available in our corporate website at www.prudentialplc.com.

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

Controls and Procedures

Management has evaluated, with the participation of Prudential plc’s Group Chief Executive and Group Chief Financial Officer and Chief Operating Officer, the effectiveness of Prudential plc’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (Exchange Act)) as of 31 December 2021. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon Prudential plc’s evaluation, Prudential plc’s Group Chief Executive and Group Chief Financial Officer and Chief Operating Officer have concluded that as of 31 December 2021 Prudential plc’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Prudential plc in the reports Prudential plc files and submits under the Exchange Act is recorded, processed, summarised and reported, within the time periods specified in the applicable rules and forms and that it is accumulated and communicated to Prudential plc’s management, including Prudential plc’s Group Chief Executive and Group Chief Financial Officer and Chief Operating Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management has conducted, with the participation of Prudential plc’s Group Chief Executive and Group Chief Financial Officer and Chief Operating Officer, an evaluation of the effectiveness of internal control over financial reporting based on the criteria set forth in ‘2013 Internal Control—Integrated Framework’ issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment under these criteria, management has concluded that, as of 31 December 2021, Prudential plc’s internal control over financial reporting was effective.

In addition, there have been no changes in Prudential plc’s internal control over financial reporting during 2021 that have materially affected, or are reasonably likely to affect materially, Prudential plc’s internal control over financial reporting.

KPMG LLP, which has audited the consolidated financial statements of Prudential plc for the year ended 31 December 2021, has also audited the effectiveness of Prudential plc’s internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (US). KPMG LLP’s report on internal control over financial reporting is shown in the Financial Statements section.

Listing Information

Prudential ordinary shares are listed on the Premium Listing segment of the Official List of the UK Listing Authority and traded on the London Stock Exchange under the symbol ‘PRU’. Since 25 May 2010, Prudential ordinary shares have been listed on the Main Board of the Hong Kong Stock Exchange and are traded in board lots of 50 shares with the short name ‘PRU’ and stock code 2378; and as a secondary listing on the Singapore Stock Exchange, traded in board lots of 100 shares, with the stock code ‘K6S’.

Prudential American Depositary Shares (ADSs) have been listed for trading on the NYSE since 28 June 2000 under the symbol ‘PUK’.

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

Purchases of Equity Securities by Prudential plc and Affiliated Purchasers

The following table sets forth information with respect to purchases made by or on behalf of Prudential or any ‘affiliated purchasers’ (as that term is defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended) of Prudential’s ordinary shares or American depositary shares for the year ended 31 December 2021.

			Total Number of
			Shares Purchased at	Maximum Number of
	Total Number	Average	Part of Publicly	Shares that May Yet be
	of Shares	Price Paid	Announced Plans or	Purchased Under
Period	Purchased*	Per Share ($)	Programs	Plans or Programs
1 January – 31 January	74,817	19.29	—	—
1 February – 28 February	69,865	17.91	—	—
1 March – 31 March	55,545	21.42	—	—
1 April – 30 April	2,438,884	21.53	—	—
1 May – 31 May	52,989	22.34	—	—
1 June – 30 June	121,472	20.65	—	—
1 July – 31 July	60,473	18.94	—	—
1 August – 31 August	57,004	19.80	—	—
1 September – 30 September	312,226	25.50	—	—
1 October – 31 October	436,771	19.26	—	—
1 November – 30 November	53,867	19.91	—	—
1 December – 31 December	76,926	17.63	—	—

*

The shares listed in this column were acquired by employee benefit trusts during the year to satisfy future obligations to deliver shares under the Company’s employee incentive plans, the savings related share option scheme and the share participation plan.

Principal Accountant Fees and Services

Prudential’s auditor is KPMG LLP (PCAOB ID: 1118) located in London, United Kingdom. Total fees payable to KPMG are set out for the years shown below:

	Note	2021 $m	2020 $m
Audit fees:
Audit of the Company’s annual accounts	1	2.4	2.3
Audit of subsidiaries pursuant to legislation	2	5.9	9.2
		8.3	11.5
Audit-related assurance services	3	4.5	3.5
Other fees paid to auditors:
Other assurance services		1.1	0.7
Services relating to corporate finance transactions		1.6	0.3
		2.7	1.0
Total fees paid to the auditor		15.5	16.0
Analysed into:
Fees payable to the auditor attributable to the continuing operations:
Non-audit services associated with the demerger and public offering	4	1.9	0.4
Other audit and non-audit services		11.3	9.5
		13.2	9.9
Fees payable to the auditor attributable to the discontinued US operations		2.3	6.1
		15.5	16.0

Notes

1.	Fees of $2.4 million in 2021 (2020: $2.3 million) for the audit of Prudential’s annual accounts comprised statutory audit fees of $1.5 million (2020: $1.4 million) and US reporting audit fees of $0.9 million (2020: $0.9 million).
2.	Fees of $5.9 million in 2021 (2020: $9.2 million) for audit of subsidiaries pursuant to legislation mainly related to the audit of local and statutory accounts and to statutory audit work in connection with the submission of results to be consolidated in Prudential’s annual accounts.
3.	Audit-related assurance services supplied comprised EEV and interim reporting audit fees, regulatory reporting, controls reporting and other similar work. Of the audit-related assurance service fees (as defined by SEC guidance) of $4.5 million in 2021 (2020: $3.5 million), $0.6 million (2020: $0.7 million) relates to services that are required by law and regulation.
4.	Of the $1.9 million one-off non-audit services fees associated with the demerger of Jackson and the public offering in Hong Kong in 2021, $0.1 million was for audit-related assurance and $0.1 million for other assurance services required by law and regulation.

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Prudential plc:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Prudential plc and subsidiaries (the Company) as of 31 December 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended 31 December 2021, and the related notes and the disclosures marked ‘audited’ within the Risk review section on pages 53 to 71 of the 2021 Form 20-F of the Company, and the condensed financial statement Schedule II (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of 31 December 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 31 December 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended 31 December 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2021 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting within the Controls and Procedures section of the 2021 Form 20-F of the Company. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Evaluation of insurance contract liabilities and investment contract liabilities with discretionary participation features

As discussed in notes A3.1 and C3 to the consolidated financial statements, the Company has recorded insurance contract liabilities and investment contract liabilities with discretionary participation features (policyholder liabilities) of $151.1 billion as of 31 December 2021. This represented 83 per cent of the Company’s total liabilities.

We identified the evaluation of insurance contract liabilities and investment contract liabilities with discretionary participation features as a critical audit matter. Due to the significant measurement uncertainty associated with the estimate, subjective auditor judgement, including specialised skills and knowledge, was required in evaluating the actuarial methodology and the mortality, morbidity, persistency, and expense assumptions used in determining the liabilities. Additionally, it involved subjective auditor judgement in assessing the calibration of complex reserving models.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls, with the involvement of actuarial professionals where appropriate, over the Company’s accounting process relating to the determination of insurance contract liabilities and investment contract liabilities with discretionary participation features. This included controls related to the:

●	development of market inputs and actuarially determined assumptions;
●	changes to the calibration of the models.

We involved actuarial professionals with specialised skills and knowledge, who assisted in:

●	evaluating the Company’s methodologies for selecting market inputs, assumptions relating to mortality, morbidity, persistency, and expenses by comparing them to generally accepted actuarial techniques;
●	challenging the selected inputs and assumptions where deviations from company or industry experience were identified;
●	assessing the impact of modelling and assumption changes by comparing the outcome of pre and post change model runs against our expectations.

Assessment of fair value of certain level 2 and level 3 investments held at fair value

As discussed in notes A3.1 and C2.2 to the consolidated financial statements, the Company has recorded level 2 and level 3 investments held at fair value of $31.3 billion at 31 December 2021. For certain of these investments, a reliable third party price is not readily available because the fair values are based on unobservable inputs.

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

We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s process for estimating the fair value of certain level 2 and level 3 instruments. This included controls related to the:

●	relevance and reliability of the significant inputs and assumptions used by the Company in its fair value estimates;
●	prices obtained from independent sources, including the qualitative and quantitative analysis of pricing statistics and trends and back testing recent trades; and
●	evaluation of pricing methodologies utilised by independent sources.

We assessed the pricing methodologies with reference to relevant accounting standards and industry practice. We performed a retrospective review and compared the historical actual valuations with the most recently estimated valuations available at that time for a sample of unlisted equity funds in order to assess the reliability of the estimated valuations. We involved financial instrument valuation professionals with specialised skills and knowledge who assisted in developing an independent estimate of the fair value of a sample of unlisted debt securities and compared that estimate to the Company’s fair value estimate.

/s/ KPMG LLP

We have served as the Company’s auditor since 1999.

London, United Kingdom

17 March 2022

Prudential plc and subsidiaries

Consolidated income statement

Years ended 31 December

	Note	2021 $m	2020* $m	2019* $m
Continuing operations:
Gross premiums earned		24,217	23,495	23,855
Outward reinsurance premiums		(1,844)	(1,625)	(1,116)
Earned premiums, net of reinsurance	B1.3	22,373	21,870	22,739
Investment return	B1.3	3,486	13,762	14,961
Other income	B1.3	641	615	639
Total revenue, net of reinsurance	B1.3	26,500	36,247	38,339
Benefits and claims	C3.2	(17,738)	(34,463)	(30,191)
Reinsurers' share of benefits and claims	C3.2	(971)	6,313	2,435
Movement in unallocated surplus of with-profits funds	C3.2	(202)	(438)	(1,415)
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	C3.2	(18,911)	(28,588)	(29,171)
Acquisition costs and other expenditure	B2	(4,560)	(4,651)	(5,908)
Finance costs: interest on core structural borrowings of shareholder-financed businesses		(328)	(316)	(496)
Loss attaching to corporate transactions	D1.1	(35)	(30)	(142)
Total charges net of reinsurance		(23,834)	(33,585)	(35,717)
Share of profit from joint ventures and associates, net of related tax	D6.3	352	517	397
Profit before tax (being tax attributable to shareholders' and policyholders' returns)note (i)		3,018	3,179	3,019
Tax charge attributable to policyholders' returns		(342)	(271)	(365)
Profit before tax attributable to shareholders' returns	B1.1	2,676	2,908	2,654
Total tax charge attributable to shareholders' and policyholders' returns	B3.1	(804)	(711)	(681)
Remove tax charge attributable to policyholders' returns		342	271	365
Tax charge attributable to shareholders' returns	B3.1	(462)	(440)	(316)
Profit after tax from continuing operations		2,214	2,468	2,338
Loss after tax from discontinued US operationsnote (ii)	D1.2	(5,027)	(283)	(385)
Loss after tax from discontinued UK and Europe operationsnote (ii)	D1.3	—	—	(1,161)
(Loss) profit for the year		(2,813)	2,185	792

Attributable to:
Equity holders of the Company:
From continuing operations		2,192	2,458	2,329
From discontinued US operations		(4,234)	(340)	(385)
From discontinued UK and Europe operations		—	—	(1,161)
		(2,042)	2,118	783

Non-controlling interests:
From continuing operations		22	10	9
From discontinued US operations		(793)	57
		(771)	67	9
(Loss) profit for the year		(2,813)	2,185	792

Earnings per share (in cents)	Note	2021		2020		2019
Based on profit attributable to equity holders of the Company:	B4
Basic
Based on profit from continuing operations		83.4	¢	94.6	¢	90.0	¢
Based on loss from discontinued US operationsnote (ii)		(161.1)	¢	(13.0)	¢	(14.9)
Based on loss from discontinued UK and Europe operations						(44.8)	¢
Total		(77.7)	¢	81.6	¢	30.3	¢
Diluted
Based on profit from continuing operations		83.4	¢	94.6	¢	90.0	¢
Based on loss from discontinued US operationsnote (ii)		(161.1)	¢	(13.0)	¢	(14.9)
Based on loss from discontinued UK and Europe operations						(44.8)	¢
Total		(77.7)	¢	81.6	¢	30.3	¢
*	The comparative results have been re-presented from those previously published to reflect the Group’s US operations as discontinued in 2021 (see note A1).

Notes

(i)	This measure is the formal profit before tax measure under IFRS. It is not the result attributable to shareholders principally because total corporate tax of the Group includes those taxes on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the IFRS profit before tax measure is not representative of pre-tax profit attributable to shareholders as it is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of with-profits funds after adjusting for tax borne by policyholders.
(ii)

Loss from discontinued operations represents the aggregate of the post-tax results during the year up to demerger and the remeasurement adjustment to the carrying value of the business and recycling of cumulative reserves from other comprehensive income upon demerger (see note D1.2 and note D1.3).

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Consolidated statement of comprehensive income

Years ended 31 December

	Note	2021 $m	2020* $m	2019* $m
Continuing operations:
Profit for the year		2,214	2,468	2,338
Other comprehensive income (loss):
Exchange movements on foreign operations arising during the year		(180)	233	152
Valuation movements on retained interest in Jackson classified as available-for-sale securities		250	—	—
Related tax		—	—	(15)
Total items that may be reclassified subsequently to profit or loss		70	233	137
Shareholders’ share of actuarial gains and losses on defined benefit pension schemes, net of related tax		—	—	(89)
Total comprehensive income from continuing operations		2,284	2,701	2,386

Discontinued US operations:
Loss for the year		(5,027)	(283)	(385)
Valuation movements on available-for-sale debt securities, net of related change in amortisation of deferred acquisition costs and related tax		(763)	292	2,679
Cumulative valuation movements on available-for-sale debt securities, net of related tax and change in DAC, and net investment hedges recycled through profit or loss at the point of demerger		(1,278)	—	—
Total comprehensive (loss) income from discontinued US operations	D1.2	(7,068)	9	2,294
Total comprehensive income from discontinued UK and Europe operations	D1.3	—	—	1,710

Total comprehensive (loss) income for the year		(4,784)	2,710	6,390

Attributable to:
Equity holders of the Company:
From continuing operations		2,277	2,697	2,375
From discontinued US operations		(6,283)	(40)	2,294
From discontinued UK and Europe operations		—	—	1,710
		(4,006)	2,657	6,379
Non-controlling interests:
From continuing operations		7	4	11
From discontinued US operations		(785)	49	—
		(778)	53	11
Total comprehensive (loss) income for the year		(4,784)	2,710	6,390
*	The comparative results have been re-presented from those previously published to reflect the Group's US operations as discontinued in 2021 (see note A1).

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Consolidated statement of changes in equity

		Year ended 31 Dec 2021 $m
						Available
						-for-sale		Non-
		Share	Share	Retained	Translation	securities	Shareholders'	controlling	Total
	Note	capital	premium	earnings	reserve	reserves	equity	interests	equity
Reserves
Profit for the year		—	—	2,192	—	—	2,192	22	2,214
Other comprehensive (loss) income from continuing operations:
Exchange movements on foreign operations		—	—	—	(165)	—	(165)	(15)	(180)
Valuation movements on retained interest in Jackson classified as available-for-sale securities		—	—	—	—	250	250	—	250
Total comprehensive income (loss) from continuing operations		—	—	2,192	(165)	250	2,277	7	2,284
Total comprehensive (loss) income from discontinued US operations	D1.2	—	—	(4,234)	463	(2,512)	(6,283)	(785)	(7,068)
Total comprehensive (loss) income for the year		—	—	(2,042)	298	(2,262)	(4,006)	(778)	(4,784)
Demerger dividend in specie of Jackson	B5	—	—	(1,735)	—	—	(1,735)	—	(1,735)
Other dividends	B5	—	—	(421)	—	—	(421)	(9)	(430)
Reserve movements in respect of share-based payments		—	—	46	—	—	46	—	46
Effect of transactions relating to non-controlling interests†		—	—	(32)	—	—	(32)	(278)	(310)
Share capital and share premium
New share capital subscribed	C8	9	2,373	—	—	—	2,382	—	2,382
Treasury shares
Movement in own shares in respect of share-based payment plans		—	—	(24)	—	—	(24)	—	(24)
Net increase (decrease) in equity		9	2,373	(4,208)	298	(2,262)	(3,790)	(1,065)	(4,855)
Balance at 1 Jan		173	2,637	14,424	1,132	2,512	20,878	1,241	22,119
Balance at 31 Dec		182	5,010	10,216	1,430	250	17,088	176	17,264

		Year ended 31 Dec 2020* $m
						Available
						-for-sale		Non-
		Share	Share	Retained	Translation	securities	Shareholders'	controlling	Total
	Note	capital	premium	earnings	reserve	reserves	equity	interests	equity
Reserves
Profit for the year		—	—	2,458	—	—	2,458	10	2,468
Other comprehensive income (loss) from continuing operations:
Exchange movements on foreign operations		—	—	—	239	—	239	(6)	233
Total comprehensive income from continuing operations		—	—	2,458	239	—	2,697	4	2,701
Total comprehensive (loss) income from discontinued US operations	D1.2	—	—	(340)	—	300	(40)	49	9
Total comprehensive income for the year		—	—	2,118	239	300	2,657	53	2,710
Dividends	B5	—	—	(814)	—	—	(814)	(18)	(832)
Reserve movements in respect of share-based payments		—	—	89	—	—	89	—	89
Effect of transactions relating to non-controlling interests†		—	—	(484)	—	—	(484)	1,014	530
Share capital and share premium
New share capital subscribed	C8	1	12	—	—	—	13	—	13
Treasury shares
Movement in own shares in respect of share-based payment plans		—	—	(60)	—	—	(60)	—	(60)
Net increase in equity		1	12	849	239	300	1,401	1,049	2,450
Balance at 1 Jan		172	2,625	13,575	893	2,212	19,477	192	19,669
Balance at 31 Dec		173	2,637	14,424	1,132	2,512	20,878	1,241	22,119
*	The comparative results have been re-presented from those previously published to reflect the Group's US operations as discontinued in 2021 (see note A1).
†

The $(278) million in 2021 relates to the derecognition of Athene’s non-controlling interest upon the demerger of Jackson. The 2020 amount of $1,014 million related to the equity investment by Athene Life Re Ltd. into the discontinued US operations in July 2020.

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Consolidated statement of changes in equity (continued)

		Year ended 31 Dec 2019* $m
						Available
						-for-sale		Non-
		Share	Share	Retained	Translation	securities	Shareholders'	controlling	Total
	Note	capital	premium	earnings	reserve	reserves	equity	interests	equity
Reserves
Profit for the year		—	—	2,329	—	—	2,329	9	2,338
Other comprehensive income (loss) from continuing operations:
Exchange movements on foreign operations and net investment hedges net of related tax		—	—	—	135	—	135	—	135
Net unrealised valuation movements net of related change in amortisation of deferred acquisition costs and related tax		—	—	—	—	—	—	2	2
Shareholders’ share of actuarial gains and losses on defined benefit pension schemes net of related tax		—	—	(89)	—	—	(89)	—	(89)
Total other comprehensive income (loss) from continuing operations		—	—	(89)	135	—	46	2	48
Total comprehensive income from continuing operations		—	—	2,240	135	—	2,375	11	2,386
Total comprehensive income from discontinued US operations	D1.2	—	—	(385)	—	2,679	2,294	—	2,294
Total comprehensive income from discontinued UK and Europe operations*	D1.3	—	—	(1,098)	2,808	—	1,710	—	1,710
Total comprehensive income for the year		—	—	757	2,943	2,679	6,379	11	6,390

Demerger dividend in specie of M&G plc		—	—	(7,379)	—	—	(7,379)	—	(7,379)
Other dividends	C10	—	—	(1,634)	—	—	(1,634)	—	(1,634)
Reserve movements in respect of share-based payments		—	—	64	—	—	64	—	64
Effect of transactions relating to non-controlling interests		—	—	(143)	—	—	(143)	158	15

Share capital and share premium
New share capital subscribed		—	22	—	—	—	22	—	22
Impact of change in presentation currency in relation to share capital and share premium		6	101	—	—	—	107	—	107

Treasury shares
Movement in own shares in respect of share-based payment plans		—	—	38	—	—	38	—	38
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		—	—	55	—	—	55	—	55
Net increase (decrease) in equity		6	123	(8,242)	2,943	2,679	(2,491)	169	(2,322)
Balance at 1 Jan		166	2,502	21,817	(2,050)	(467)	21,968	23	21,991
Balance at 31 Dec		172	2,625	13,575	893	2,212	19,477	192	19,669
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

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Consolidated statements of financial position

		31 Dec 2021 $m	31 Dec 2020 $m
	Note		note (i)
Assets
Goodwill	C4.1	907	961
Deferred acquisition costs and other intangible assets	C4.2	6,858	20,345
Property, plant and equipment	C11	478	893
Reinsurers' share of insurance contract liabilities	C3.3	9,753	46,595
Deferred tax assets	C7.2	266	4,858
Current tax recoverable	C7.1	20	444
Accrued investment income	C1(vii)	1,171	1,427
Other debtors	C1(vii)	1,779	3,171
Investment properties		38	23
Investments in joint ventures and associates accounted for using the equity method		2,183	1,962
Loans	C1	2,562	14,588
Equity securities and holdings in collective investment schemesnote (ii)	C1	61,601	278,635
Debt securitiesnote (ii)	C1	99,094	125,829
Derivative assets	C2.2	481	2,599
Other investments	C2.2	—	1,867
Deposits		4,741	3,882
Cash and cash equivalents	C1(vi)	7,170	8,018
Total assets	C1	199,102	516,097

Equity
Shareholders' equity		17,088	20,878
Non-controlling interests		176	1,241
Total equity	C1	17,264	22,119

Liabilities
Insurance contract liabilities	C3.2	150,755	436,787
Investment contract liabilities with discretionary participation features	C3.2	346	479
Investment contract liabilities without discretionary participation features	C3.2	814	3,980
Unallocated surplus of with-profits funds	C3.2	5,384	5,217
Core structural borrowings of shareholder-financed businesses	C5.1	6,127	6,633
Operational borrowings	C5.2	861	2,444
Obligations under funding, securities lending and sale and repurchase agreements		223	9,768
Net asset value attributable to unit holders of consolidated investment funds		5,664	5,975
Deferred tax liabilities	C7.2	2,862	6,075
Current tax liabilities	C7.1	185	280
Accruals, deferred income and other creditors	C1(viii)	7,983	15,508
Provisions	C9	372	350
Derivative liabilities	C2.2	262	482
Total liabilities	C1	181,838	493,978
Total equity and liabilities	C1	199,102	516,097

Notes

(i)	The 31 December 2020 comparative statement of financial position included discontinued US operations.
(ii)	Included within equity securities and holdings in collective investment schemes and debt securities as at 31 December 2021 are $854 million of lent securities and assets subject to repurchase agreements (31 December 2020: $895 million from continuing operations; $1,112 million from discontinued US operations).

The accompanying notes are an integral part of these financial statements

Prudential plc and subsidiaries

Consolidated statement of cash flows

	Note	2021 $m	2020* $m	2019* $m
Continuing operations:
Cash flows from operating activities
Profit before tax (being tax attributable to shareholders' and policyholders' returns)		3,018	3,179	3,019
Adjustments to profit before tax for non-cash movements in operating assets and liabilities:
Investments		(14,553)	(20,978)	(26,481)
Other non-investment and non-cash assets		2,658	(7,185)	(738)
Policyholder liabilities (including unallocated surplus of with-profits funds)		9,095	27,670	22,898
Other liabilities (including operational borrowings)		16	155	2,434
Investment income and interest payments included in profit before tax		(3,738)	(2,931)	(2,093)
Operating cash items:
Interest receipts		2,328	1,833	1,573
Interest payments		(11)	(25)	(40)
Dividend receipts		1,480	1,305	956
Tax paid		(453)	(551)	(322)
Other non-cash items		438	301	26
Net cash flows from operating activitiesnote (i)		278	2,773	1,232
Cash flows from investing activities
Purchases of property, plant and equipment		(36)	(57)	(59)
Proceeds from disposal of property, plant and equipment		—	6	—
Acquisition of business and intangiblesnote (ii)		(773)	(1,142)	(635)
Disposal of businessesnote (iii)		83	—	375
Net cash flows from investing activities		(726)	(1,193)	(319)
Cash flows from financing activities
Structural borrowings of shareholder-financed operations:note (iv)	C5.1
Issuance of debt, net of costs		995	983	367
Redemption of debt		(1,250)	—	(504)
Fees paid to modify terms and conditions of debt issued by the Group		—	—	(182)
Interest paid		(314)	(294)	(506)
Payment of principal portion of lease liabilities		(118)	(128)	(124)
Equity capital:
Issues of ordinary share capital	C8	2,382	13	22
External dividends:
Dividends paid to the Company's shareholders	B5	(421)	(814)	(1,634)
Dividends paid to non-controlling interests		(9)	(18)	—
Net cash flows from financing activities		1,265	(258)	(2,561)
Net increase (decrease) in cash and cash equivalents from continuing operations		817	1,322	(1,648)
Net decrease in cash and cash equivalents from discontinued US operationsnote (v)	D1.2	(1,621)	(339)	(1,342)
Net decrease in cash and cash equivalents from UK and Europe operationsnote (v)	D1.3	—	—	(5,690)
Cash and cash equivalents at 1 Jan		8,018	6,965	15,442
Effect of exchange rate changes on cash and cash equivalents		(44)	70	203
Cash and cash equivalents at 31 Dec		7,170	8,018	6,965
Comprising:
Cash and cash equivalents from continuing operations		7,170	6,397	5,005
Cash and cash equivalents from discontinued US operations		—	1,621	1,960
*	The comparative results have been re-presented from those previously published to reflect the Group’s US operations as discontinued in 2021 (see note A1).

Notes

(i)	Included in net cash flows from operating activities are dividends from joint ventures and associates of $175 million (2020: $118 million; 2019: $95 million).
(ii)	Cash flows from the acquisition of business and intangibles include amounts paid for distribution rights.
(iii)	Disposal of businesses includes sale of subsidiaries, joint ventures and associates and investments that do not form part of the Group’s operating activities.
(iv)	Structural borrowings of shareholder-financed businesses exclude borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed businesses and other borrowings of shareholder-financed businesses. Cash flows in respect of these borrowings are included within cash flows from operating activities. The changes in the carrying value of the structural borrowings of shareholder-financed businesses for the Group are analysed below:

		Cash movements $m		Non-cash movements $m
	Balance at			Foreign			Balance at
	1 Jan			exchange	Demerger	Other	31 Dec
	$m	Issuance	Redemption	movement	of Jackson	movements	$m
2021	6,633	995	(1,250)	(13)	(250)	12	6,127
2020	5,594	983	—	42	—	14	6,633

(v)	The statement of cash flows is presented excluding intragroup cash flows between the continuing and discontinued operations. The 2019 effect of exchange rate changes included $78 million from discontinued UK and Europe operations up to demerger. See note D1.3 for details.

The accompanying notes are an integral part of these financial statements

Index to notes on the Group IFRS financial statements

A	Basis of preparation and accounting policies		195	C	Financial position (cont.)		246
A1	Basis of preparation and exchange rates		195	C4	Intangible assets		246
A2	New accounting pronouncements in 2021		197		C4.1	Goodwill	246
A3	Accounting policies		197		C4.2	Deferred acquisition costs and other intangible assets	247
	A3.1	Critical accounting policies, estimates and judgements	197	C5	Borrowings		249
	A3.2	New accounting pronouncements not yet effective	201		C5.1	Core structural borrowings of shareholder-financed businesses	249
B	Earnings performance		207		C5.2	Operational borrowings	249
B1	Analysis of performance by segment		207	C6	Risk and sensitivity analysis		250
	B1.1	Segment results	207		C6.1	Continuing insurance operations	251
	B1.2	Determining operating segments and performance measure of operating segments	208		C6.2	Eastspring and central operations	253
	B1.3	Revenue from continuing operations	210	C7	Tax assets and liabilities		253
	B1.4	Profit after tax from continuing operations by segment	213		C7.1	Current tax	253
B2	Acquisition costs and other expenditure		213		C7.2	Deferred tax	254
	B2.1	Staff and employment costs	215	C8	Share capital, share premium and own shares		255
	B2.2	Share-based payment	216	C9	Provisions		256
	B2.3	Key management remuneration	219	C10	Capital		256
	B2.4	Fees payable to the auditor	219		C10.1	Group objectives, policies and processes for managing capital	256
B3	Tax charge from continuing operations		220		C10.2	Local capital regulations	258
	B3.1	Total tax charge by nature	220		C10.3	Transferability of capital resources	259
	B3.2	Reconciliation of shareholder effective tax rate	222	C11	Property, plant and equipment		259
B4	Earnings per share		223
B5	Dividends		224	D	Other information		261
				D1	Corporate transactions		261
C	Financial position		225		D1.1	(Loss) gain attaching to corporate transactions	261
C1	Group assets and liabilities by business type		225		D1.2	Discontinued US operations	261
C2	Fair value measurement		229		D1.3	Discontinued UK and Europe operations	263
	C2.1	Determination of fair value	229	D2	Contingencies and related obligations		264
	C2.2	Fair value measurement hierarchy of Group assets and liabilities	230	D3	Post balance sheet events		264
	C2.3	Additional information on financial instruments	235	D4	Related party transactions		265
	C3	Policyholder liabilities and unallocated surplus	240	D5	Commitments		265
	C3.1	Policyholder liabilities and unallocated surplus by business type from continuing operations	240	D6	Investments in subsidiary undertakings, joint ventures and associates		266
	C3.2	Reconciliation of gross and reinsurers’ share of policyholder liabilities and unallocated surplus	241		D6.1	Basis of consolidation	266
	C3.3	Reinsurers’ share of insurance contract liabilities	243		D6.2	Dividend restrictions and minimum capital requirements	268
	C3.4	Products and determining contract liabilities	243		D6.3	Investments in joint ventures and associates	268
					D6.4	Related undertakings	270

Prudential plc and subsidiaries

Notes to the consolidated financial statements

31 December 2021

A     Basis of preparation and accounting policies

A1   Basis of preparation and exchange rates

Prudential plc (‘the Company’) together with its subsidiaries (collectively, ‘the Group’ or ‘Prudential’) provides life and health insurance and asset management products in Asia and Africa. The Group is joint-headquartered in London and Hong Kong.

Basis of preparation

These consolidated financial statements have been prepared in accordance with IFRS Standards as issued by the IASB and in accordance with UK-adopted international accounting standards. At 31 December 2021, there were no unadopted standards effective for the year ended 31 December 2021 which impact the consolidated financial statements of the Group, and there were no differences between UK-adopted international accounting standards and IFRS Standards as issued by the IASB in terms of their application to the Group.

The Group accounting policies are the same as those applied for the year ended 31 December 2020 with the exception of the adoption of the new and amended IFRS Standards as described in note A2. In 2021, the Group changed its operating segments for financial reporting under IFRS 8 ‘Operating Segments’, as discussed further in note B1.2 and reclassified the US operations as discontinued as discussed further below.

Going concern basis of accounting

The Directors have made an assessment of going concern covering a period of at least 12 months from the date that these financial statements are approved. In making this assessment, the Directors have considered both the Group’s current performance, solvency and liquidity and the Group’s business plan taking into account the Group’s principal risks and the mitigations available to it which are described in the Risk review report.

The assessment includes consideration of the results of key market risk stress and scenario testing over the assessment period covering the potential impact of up or down interest rate movements, falling equity values, corporate credit spread widening and an elevated level of credit losses. Sales and other scenarios considered include those reflecting the possible impacts of Covid-19 restrictions on new business, including the uncertainty as to the duration of restrictions in individual markets and the length of time for sales to recover to previous levels and different timings of expected regulatory changes. Further details are included in the viability statement within the Risk review report.

Based on the above, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue their operations for a period of at least 12 months from the date that these financial statements are approved. No material uncertainties that may cast significant doubt on the ability of the Group to continue as a going concern have been identified. The Directors therefore consider it appropriate to continue to adopt the going concern basis of accounting in preparing these financial statements for the year ended 31 December 2021.

Discontinued US operations

On 28 January 2021, the Board announced that it had decided to pursue the separation of its US operations (Jackson) from the Group through a demerger, which was completed on 13 September 2021. In accordance with IFRS 5 ‘Non-Current Assets Held for Sale and Discontinued Operations’, the results of the Group’s US operations have been classified as discontinued operations in these consolidated financial statements.

In order to present the results of the continuing operations on a comparable basis, and consistent with IFRS 5 requirements, loss after tax attributable to the discontinued US operations in 2021 up to demerger has been shown in a single line in the income statement together with the loss on remeasurement to fair value and the recycling of cumulative reserves from other comprehensive income upon demerger. The loss on remeasurement to fair value has been recognised in accordance with IFRIC 17, ‘Distribution of non-cash assets to owners’, which requires Jackson to be remeasured to fair value at the point of demerger. Comparatives have been restated accordingly, with further analysis provided in note D1.2. Notes B1 to B4 have also been prepared on this basis.

IFRS 5 does not permit the comparative 31 December 2020 statements of financial position to be re-presented, as the US operations were not classified as discontinued at that point in time. In the related balance sheet notes, prior period balances have been presented to show the amounts from discontinued US operations separately from continuing operations in order to present the results of the continuing operations on a comparable basis. Additionally, in the analysis of movements in Group’s assets and liabilities between the beginning and end of the years, the balances of the discontinued US operations are removed from the opening balances to show the underlying movements from continuing operations.

Discontinued UK and Europe operations

The Group completed the demerger of its UK and Europe operations, M&G plc, from the Prudential plc group on 21 October 2019. In accordance with IFRS 5 ‘Non-Current Assets Held for Sale and Discontinued Operations’, the results of M&G plc have been reclassified as discontinued operations in these consolidated financial statements. The presentation of discontinued UK and Europe operations is consistent with the methodology described above for discontinued US operations.

Exchange rates

The exchange rates applied for balances and transactions in currencies other than the presentation currency of the Group, US dollars (USD) were:

	Closing rate at year end			Average rate for the year to date
USD : local currency	31 Dec 2021	31 Dec 2020	31 Dec 2019	31 Dec 2021	31 Dec 2020	31 Dec 2019
Chinese yuan (CNY)	6.37	6.54	6.97	6.45	6.90	6.91
Hong Kong dollar (HKD)	7.80	7.75	7.79	7.77	7.76	7.84
Indian rupee (INR)	74.34	73.07	71.38	73.94	74.12	70.43
Indonesian rupiah (IDR)	14,252.50	14,050.00	13,882.50	14,294.88	14,541.70	14,140.84
Malaysian ringgit (MYR)	4.17	4.02	4.09	4.15	4.20	4.14
Singapore dollar (SGD)	1.35	1.32	1.34	1.34	1.38	1.36
Taiwan dollar (TWD)	27.67	28.10	29.98	27.93	29.44	30.91
Thai baht (THB)	33.19	30.02	29.75	32.01	31.29	31.05
UK pound sterling (GBP)	0.74	0.73	0.75	0.73	0.78	0.78
Vietnamese dong (VND)	22,790.00	23,082.50	23,172.50	22,934.86	23,235.84	23,227.64

Foreign exchange translation

In order to present the consolidated financial statements in USD, the results and financial position of entities not using USD as functional currency (ie the currency of the primary economic environment in which the entity operates) must be translated into USD.

All assets and liabilities of entities not operating in USD are converted at closing exchange rates while all income and expenses are converted at average exchange rates where this is a reasonable approximation of the rates prevailing on transaction dates. The impact of these foreign exchange translations into the Group’s USD presentation currency is recorded as a separate component in the statement of comprehensive income. Upon the disposal of the entity, the related cumulative foreign exchange translation differences are recycled from other comprehensive income to the income statement as part of the gain or loss on disposal.

The general principle for converting foreign currency transactions to the functional currency of an entity is to translate at the functional currency spot rate prevailing at the date of the transactions. Foreign currency monetary assets and liabilities are translated at the spot exchange rate for the functional currency at the reporting date. Changes resulting from the foreign exchange translations into the functional currency of the entity are recognised in the income statement.

The consolidated financial statements do not represent Prudential’s statutory accounts for the purposes of the UK Companies Act. These financial statements are based on the prescribed formats. The Group’s external auditors have reported on the 2021, 2020 and 2019 statutory accounts. Statutory accounts for 2020 and 2019 have been delivered to the UK Registrar of Companies and those for 2021 will be delivered following the Company’s Annual General Meeting. The auditor’s reports were (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under Section 498(2) or (3) of the UK Companies Act 2006.

A2     New accounting pronouncements in 2021

The IASB has issued the following new accounting pronouncements to be effective from 1 January 2021, unless otherwise stated:

-	Amendments to IFRS 4 ‘Extension of temporary IFRS 9 exemption until 1 January 2023’ issued in June 2020;
-	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 ‘Interest Rate Benchmark Reform – phase 2’ issued in August 2020; and
-	Amendments to IFRS 16 ‘Covid-19 Related Rent Concession beyond 30 June 2021’ issued in March 2021 and effective from 1 April 2021.

The adoption of these pronouncements has had no significant impact on the Group financial statements.The Group has taken advantage of the ability to defer IFRS 9 until 2023 when it adopts IFRS 17 ‘Insurance Contracts’.

A3    Accounting policies

Note A3.1 presents the critical accounting policies, estimates and judgements applied in preparing the Group’s consolidated financial statements. Other accounting policies, where significant, are presented in the relevant individual notes. All accounting policies are applied consistently for the years presented and normally are not subject to changes unless new accounting standards, interpretations or amendments are introduced by the IASB.

A3.1    Critical accounting policies, estimates and judgements

The preparation of these financial statements requires Prudential to make accounting estimates and judgements about the amounts of assets, liabilities, revenues and expenses, which are both recognised and unrecognised (eg contingent liabilities) in the financial statements. Prudential evaluates its critical accounting estimates, including those related to long-term business provisioning and the fair value of assets as required. The notes below set out those critical accounting policies, the application of which requires the Group to make critical estimates and judgements. Also set out are further critical accounting policies affecting the presentation of the Group’s results and other items that require the application of critical estimates and judgements.

The accounting policies below relate to the Group’s continuing operations. A summary of key accounting policies of the Group’s discontinued US operations is set out in note D1.2.

(a)    Critical accounting policies with associated critical estimates and judgements

Measurement of policyholder liabilities and unallocated surplus of with-profits

The measurement basis of policyholder liabilities is dependent upon the classification of the contracts under IFRS 4.

Impacts $177.3 billion of policyholder liabilities and unallocated surplus of with-profits funds including those held by joint venture and associates.

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

For investment contracts that do not contain discretionary participating features, IAS 39 is applied and, where the contract includes an investment management element, IFRS 15 ‘Revenue from Contracts with Customers’ applies.

The policies applied for the continuing businesses are noted below.

Measurement of investment contract liabilities with discretionary participation features and insurance contract liabilities

The policyholder liabilities for businesses of the continuing insurance operations are generally determined in accordance with methods prescribed by local GAAP, adjusted to comply with the 'grandfathered' ABI SORP where necessary. Refinements to the local reserving methodology are generally treated as changes in estimates, dependent on their nature. The UK-style with-profits funds’ liabilities in Hong Kong are valued under the realistic basis in accordance with the requirements of ‘grandfathered’ FRS 27 ‘Life Assurance’ (issued by the UK Accounting Standards Board in 2004 and withdrawn in 2015). The realistic basis requires the value of liabilities to be calculated as the sum of a with-profits benefits reserve, future policy-related liabilities and the realistic current liabilities of the fund. In Taiwan and India, US GAAP principles are applied.

Further details on how liabilities are determined for material product types are set out in note C3.4. This includes the approach to assumption setting including a margin for prudence. The sensitivity of the insurance operations to variations in key economic assumptions, as well as the insurance risks of mortality and morbidity, is discussed in note C6.1.

Measurement of unallocated surplus of with-profits funds

Unallocated surplus of with-profits funds represents the excess of assets over policyholder liabilities, determined in accordance with the Group's accounting policies, that have yet to be appropriated between policyholders and shareholders for the Group's with-profits funds in Hong Kong and Malaysia. The unallocated surplus is recorded wholly as a liability with no allocation to equity. The annual excess or shortfall of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders, is transferred to or from the unallocated surplus each period through a charge or credit to the income statement. In Hong Kong, the unallocated surplus includes the shareholders' share of expected future bonuses, with the expected policyholder share being included in policyholder liabilities. Any excess of assets over liabilities and amounts expected to be paid out by the fund on future bonuses is also included in the unallocated surplus. The balance of the unallocated surplus is determined after full provision for deferred tax on unrealised appreciation or depreciation on investments.

Liability adequacy test

The Group performs adequacy testing on its insurance liabilities to ensure that the carrying amounts (net of related deferred acquisition costs and, where relevant, present value of acquired in-force business) is sufficient to cover current estimates of future cash outflows of the in-force policies over the expected lives. Any deficiency is immediately charged to the income statement. The liability adequacy test is performed at the level of a portfolio of contracts that are subject to broadly similar risks and managed together as a single portfolio which may be at an entity or local business unit level, depending on how the business is managed.

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

Profit before tax attributable to shareholders is $2,676 million and compares to profit before tax of $3,018 million.

The total tax charge for the Group reflects tax that, in addition to that relating to shareholders’ profit, is also attributable to policyholders through the interest in with-profits or unit-linked funds. Further detail is provided in note B3. Reported IFRS profit before the tax measure is therefore not representative of pre-tax profit attributable to shareholders. Accordingly, in order to provide a measure of pre-tax profit attributable to shareholders, the Group has chosen to adopt an income statement presentation of the tax charge and pre-tax results that distinguishes between policyholders’ and shareholders’ returns.

Segmental analysis of results and earnings attributable to shareholders
The Group uses adjusted operating profit as the segmental measure of its results. Total segmental adjusted operating profit is $4,023 million.

The basis of calculation of adjusted operating profit is provided in note B1.2.

For shareholder-backed business, with the exception of securities which are treated as available-for-sale, and assets classified as loans and receivables at amortised cost, all financial investments and investment properties are designated as assets at fair value through profit or loss. Short-term fluctuations in fair value affect the result for the year and the Group provides additional analysis of results before and after the effects of short-term fluctuations in investment returns, together with other items that are of a short-term, volatile or one-off nature.

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

(c)     Other items requiring application of critical estimates or judgements

Carrying value of distribution rights intangible assets

The Group applies judgement to assess whether factors such as the financial performance of the distribution arrangements, changes in relevant legislation and regulatory requirements indicate an impairment of intangible assets representing distribution rights.

To determine the impaired value, the Group estimates the discounted future expected cash flows arising from cash generating unit containing the distribution rights.

Affects $3.8 billion of assets as shown in note C4.2.

Distribution rights relate to bancassurance partnership arrangements for the distribution of products for the term of the contractual agreement with the bank partner, for which an asset is recognised based on fees paid and fees payable not subject to performance conditions. Distribution rights impairment testing is conducted when there is an indication of impairment.

To assess indicators of an impairment, the Group monitors a number of internal and external factors, including indications that the financial performance of the arrangement is likely to be worse than expected and changes in relevant legislation and regulatory requirements that could impact the Group’s ability to continue to sell new business through the bancassurance channel, and then applies judgement to assess whether these factors indicate that an impairment has occurred.

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

Impacts $2.8 billion of DAC as shown in note C4.2.

Costs of acquiring new insurance business are accounted for in a way that is consistent with the principles of the ‘grandfathered’ ABI SORP.

The Group determines qualifying costs that should be capitalised (ie those costs of acquiring new insurance contracts that meet the criteria under the Group’s accounting policy for DAC) shown by an explicit carrying value in the balance sheet. However, in some insurance operations, the deferral is implicit through the reserving basis. DAC is amortised against the profit margins within future revenues on the related insurance policies. For some business units this is approximated by amortising DAC on a straight-line basis over the expected duration of the policies. During the year, following review of the expected duration of policies, Hong Kong extended the life over which acquisition costs in the balance sheet are amortised. This reduced amortisation by circa $40 million in the year.

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

For those business units applying US GAAP to insurance assets and liabilities, as permitted by the ‘grandfathered’ ABI SORP, acquisition costs are deferred and amortised as per the US GAAP requirements under ASC 944 Financial Services - Insurance.

Financial investments – Valuation

Financial investments held at fair value represent $161.8 billion of the Group’s total assets.

Financial investments held at amortised cost represent $6.7 billion of the Group’s total assets.

The Group estimates the fair value of financial investments that are not actively traded using quotations from independent third parties or internally developed pricing models.

The Group holds the majority of its financial investments at fair value (primarily through profit or loss). Financial investments held at amortised cost primarily comprise loans and deposits.

Determination of fair value

The fair values of the financial instruments for which fair valuation is required under IFRS Standards are determined by the use of current market bid prices for exchange-quoted investments or by using quotations from independent third parties such as brokers and pricing services or by using appropriate valuation techniques.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm’s-length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third parties or valued internally using standard market practices.

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

Financial investments - Determining impairment of the ‘available-for-sale’ retained interest in Jackson

The Group applies judgement to assess whether factors such as the severity and duration of any decline in fair value of the ‘available-for-sale’ retained interest in Jackson, indicate an impairment in value of the financial investments.

Affects $0.7 billion of assets.

The Group retained a 19.7 per cent economic interest in the equity securities of Jackson immediately following its demerger in September 2021. In December 2021, Jackson repurchased 2,242,516 shares of its Class A common stock from Prudential which reduced Prudential’s remaining economic interest in Jackson to 18.4 per cent as of 31 December 2021. The Group intends to monetise, subject to market conditions, a further portion of this investment to support investment in Asia within 12 months of the demerger, such that the Group will own less than 10 per cent at the end of such period (see note D1.2 for further details).

The retained interest in Jackson’s equity securities has been classified as ‘available-for-sale’ under IAS 39 with unrealised gains and losses recognised in other comprehensive income. Upon disposal or impairment, the accumulated unrealised gains and losses are transferred from other comprehensive income to the income statement as realised gains or losses. An available-for-sale equity security is considered to be impaired if there is objective evidence that the cost may not be recovered. The consideration of evidence of impairment for the equity securities of Jackson requires management’s judgement to consider if a decline in the fair value is significant or prolonged. There has been no impairment of these securities during 2021.

A3.2   New accounting pronouncements not yet effective

The following standards, interpretations and amendments have been issued by the IASB but are not yet effective in 2021, including those which have not yet been adopted by the UK Endorsement Board. The Group prepares financial statements in accordance with IFRS Standards as issued by the IASB and UK-adopted international accounting standards. This is not intended to be a complete list as only those standards, interpretations and amendments that could have a material impact on the Group’s financial statements are discussed.

IFRS 9 ‘Financial instruments: Classification and measurement’

IFRS 9 became mandatorily effective for the annual periods beginning on or after 1 January 2018, with early application permitted and transitional rules apply.

The Group met the eligibility criteria for temporary exemption under the Amendments to IFRS 4 from applying IFRS 9 and has accordingly deferred the adoption of IFRS 9 until the date when IFRS 17 ‘Insurance Contracts’ is expected to be adopted upon its current mandatory effective date. The Group made a reassessment during the year following the demerger of the US operations in September 2021 and confirmed that it continued to qualify for the temporary exemption. The Group is eligible as its activities are predominantly to issue insurance contracts based on the criteria as set out in the amendments to IFRS 4. The required disclosure of the fair value of the Group’s financial assets, showing the amounts for instruments that meet the ‘Solely for Payment of Principal and Interest’ (SPPI) criteria but do not meet the definition of held for trading and are not managed and evaluated on a fair value basis separately from all other financial assets, is provided below.

When adopted IFRS 9 replaces the existing IAS 39 ‘Financial Instruments - Recognition and Measurement’ and will affect the following three areas:

The classification and the measurement of financial assets and liabilities

IFRS 9 redefines the classification of financial assets. Based on the way in which the assets are managed in order to generate cash flows and their contractual cash flow characteristics (whether the cash flows represent ‘solely payments of principal and interest’), financial assets are classified into one of the following categories: amortised cost, fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL). An option is also available at initial recognition to irrevocably designate a financial asset as at FVTPL if doing so eliminates or significantly reduces accounting mismatches.

Under IAS 39, 95 per cent of the Group’s financial investments are valued at FVTPL and the Group’s current expectation is that the vast majority of its investments will continue to be classified as such under IFRS 9.

The existing IAS 39 amortised cost measurement for financial liabilities is largely maintained under IFRS 9. For financial liabilities designated at FVTPL IFRS 9 requires changes in fair value due to changes in the entity’s own credit risk to be recognised in other comprehensive income.

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

The hedge accounting requirements which are more closely aligned with the risk management activities of the Company

No significant change to the Group’s hedge accounting is currently anticipated, but this remains under review.

The Group is assessing the impact of IFRS 9 and implementing this standard in conjunction with IFRS 17 as permitted. Further details on IFRS 17 are provided below.

The parent company and a number of intermediate holding companies in the UK and non-insurance subsidiaries in Asia adopted IFRS 9 in 2018 in their individual or separate financial statements where these statements are prepared in accordance with IFRS, including the UK Financial Reporting Standard 101 ‘Reduced Disclosure Framework’. The public availability of the financial statements for these entities varies according to the local laws and regulations of each jurisdiction. The results for these entities continue to be accounted for on an IAS 39 basis in these consolidated financial statements.

The fair value of the Group’s directly held financial assets at 31 December 2021 and 2020 are shown below. Financial assets with contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest (SPPI) as defined by IFRS 9 are shown separately. This excludes financial assets that meet the definition of held for trading or are managed and evaluated on a fair value basis.

	Financial assets that pass		All other financial assets, net of
	the SPPI test		derivative liabilities
		Movement in		Movement in
	Fair value at	the fair value	Fair value at	the fair value
Financial assets, net of derivative liabilities	31 Dec 2021	during 2021	31 Dec 2021	during 2021
	$m	$m	$m	$m
Accrued investment income	1,171	—	—	—
Other debtors	1,779	—	—	—
Loansnote (i)	2,126	41	647	(1)
Equity securities and holdings in collective investment schemes	—	—	61,601	4,061
Debt securities	226	—	98,868	(3,164)
Derivative assets, net of derivative liabilities	—	—	219	(943)
Deposits	4,741	—	—	—
Cash and cash equivalents	7,170	—	—	—
Total financial assets, net of derivative liabilities	17,213	41	161,335	(47)

	Financial assets that pass		All other financial assets, net of
	the SPPI test		derivative liabilities
		Movement in		Movement in
	Fair value at	the fair value	Fair value at	the fair value
Financial assets, net of derivative liabilities	31 Dec 2020	during 2020	31 Dec 2020	during 2020
	$m	$m	$m	$m
Accrued investment income	1,049	—	—	—
Other debtors	2,901	—	—	—
Loansnote (i)	1,998	21	450	3
Equity securities and holdings in collective investment schemes	—	—	59,295	3,186
Debt securities	—	—	89,796	6,709
Derivative assets, net of derivative liabilities	—	—	(60)	925
Deposits	3,875	—	—	—
Cash and cash equivalents	6,397	—	—	—
Total continuing operations	16,220	21	149,481	10,823
Discontinued US operationsnote (ii)	44,649	3,327	229,879	25,793
Total financial assets, net of derivative liabilities	60,869	3,348	379,360	36,616

Notes

(i)	The loans that pass the SPPI test in the table above are primarily carried at amortised cost under IAS 39. Further information on these loans is as provided in note C2.2.
(ii)	The financial assets that pass the SPPI test held by the discontinued US operations at 31 December 2020 primarily represented debt securities classified as available-for-sale under IAS 39.

The underlying financial assets of the Group’s joint ventures and associates accounted for using the equity method are analysed below into those which meet the SPPI condition of IFRS 9, excluding any financial assets that meet the definition of held for trading or are managed and evaluated on a fair value basis, and all other financial assets.

Fair value information of the financial assets held by CITIC-Prudential Life Insurance Company (CPL), the Group’s individually material joint venture, is shown in the table below. The amounts disclosed represent 100 per cent of the entity’s financial assets and not the Group’s share of those amounts and have been prepared on the same basis as the Group’s IFRS financial statements.

	Financial assets that pass
CPL (100% of the financial assets of the entity)	the SPPI test*		All other financial assets
					Movement in the fair value
	Fair value at 31 Dec		Fair value at 31 Dec		during
	2021	2020	2021	2020	2021	2020
Financial assets	$m	$m	$m	$m	$m	$m
Accrued investment income	170	170	—	—	—	—
Other debtors	620	392	—	—	—	—
Loans	656	502	—	—	—	—
Equity securities and holdings in collective investment schemes	—	—	12,882	9,396	254	1,142
Debt securities	—	—	11,976	8,502	184	(12)
Deposits	1,210	1,176	—	—	—	—
Cash and cash equivalents	422	316	—	—	—	—
Total financial assets	3,078	2,556	24,858	17,898	438	1,130

*The carrying value approximates fair value for the financial assets in this category with no movement in the fair value during the year.

Fair value information for the Group’s share of financial assets of other joint ventures and associates in aggregate is set out in the table below:

Other JVs and associates (Prudential’s share of the	Financial assets that pass
financial assets of the entities)	the SPPI test*		All other financial assets
					Movement in the fair value
	Fair value at 31 Dec		Fair value at 31 Dec		during
	2021	2020	2021	2020	2021	2020
Financial assets	$m	$m	$m	$m	$m	$m
Accrued investment income	85	71	—	—	—	—
Other debtors	187	114	—	—	—	—
Loans	26	18	—	—	—	—
Equity securities and holdings in collective investment schemes	—	—	3,859	3,251	680	461
Debt securities	—	—	3,674	3,490	(121)	108
Deposits	203	189	—	—	—	—
Cash and cash equivalents	510	424	—	—	—	—
Total financial assets	1,011	816	7,533	6,741	559	569

*The carrying value approximates fair value for the financial assets in this category with no movement in the fair value during the year.

IFRS 17 ‘Insurance Contracts’

In May 2017, the IASB issued IFRS 17 ‘Insurance Contracts’ to replace the existing IFRS 4 ‘Insurance Contracts’. In June 2020, the IASB issued amendments to IFRS 17, including delaying the effective date to reporting periods on or after 1 January 2023. In addition, in December 2021, the IASB issued an amendment to IFRS 17 to permit a classification overlay for financial assets presented in comparative periods on initial application of IFRS 17. The standard is subject to endorsement in the UK via the UK Endorsement Board which is expected in April 2022. The Group intends to adopt IFRS 17 on its mandatory effective date, alongside the adoption of IFRS 9.

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

Profit for insurance contracts under IFRS 17 is represented by the recognition of the services provided to policyholders in the period (release of the CSM), release from non-economic risk (release of risk adjustment) and investment profit. CSM is released in line with Coverage Units that are a measure of the quantity of benefits provided under a contract and the period over which coverage is provided.

The CSM is released as profit over the coverage period of the insurance contract, reflecting the delivery of services to the policyholder. For certain contracts with participating features (where a substantial share of the fair value of the related investments and other underlying items is paid to policyholders), the CSM reflects the variable fee to shareholders (the ‘Variable Fee Approach’). For these contracts, the CSM is adjusted to reflect the changes in economic experience and assumptions. For all other contracts the CSM is only adjusted for non-economic assumptions (the ‘General Measurement Model’). The Group expects to use both the Variable Fee Approach and the General Measurement model, depending on the specific characteristics of the insurance products.

IFRS 17 introduces a new measure of insurance revenue, based on the delivery of services to policyholders and excluding any premiums related to the investment elements of policies, which will be significantly different from existing premium revenue measures, currently reported in the income statement.

In order to transition to IFRS 17, the amount of deferred profit, being the CSM at transition date, needs to be determined. IFRS 17 requires this CSM to be calculated as if the standard had applied retrospectively. However, if this is not practical an entity is required to choose either a modified retrospective approach or to determine the CSM by reference to the fair value of the liabilities at the transition date (1 January 2022). The approach for determining the CSM will have a significant impact on both shareholders’ equity and on the amount of profits on in-force business in future reporting periods. The Group expects all three approaches to be applied on transition, depending on the information that is available to be used for the different groups of contracts of the Group.

IFRS 17 implementation programme

IFRS 17 is expected to have a significant impact as the requirements of the new standard are complex and requires a fundamental change to accounting for insurance contracts as well as the application of significant judgement and new estimation techniques. A reliable estimate of the effect of changes required to the Group’s accounting policies as a result of implementing these standards, which is expected to alter the timing of IFRS profit recognition, is not yet available as implementation is under way. The implementation of this standard involves significant enhancements to IT, actuarial and finance systems of the Group.

The Group has a Group-wide implementation programme to implement IFRS 17 and IFRS 9. The programme is responsible for setting Group-wide accounting policies and developing application methodologies, establishing appropriate processes and controls, sourcing appropriate data and implementing actuarial and finance system changes.

A Group-wide Steering Committee, chaired by the Group Chief Financial Officer and Chief Operating Officer with participation from the Group Risk function and the Group’s and business units’ senior finance managers, provides oversight and strategic direction to the implementation programme. A number of sub-committees are also in place to provide governance over the technical interpretation and accounting policies selected, design and delivery of the programme. During 2021, the Group has made significant progress with the build and testing of new actuarial and finance systems. It is not practicable to provide reliable estimates of the quantitative impact on the Group’s results and financial position for the 2021 Annual Report.

Other new accounting pronouncements

In addition to the above, the following new accounting pronouncements have also been issued and are not yet effective but the Group is not expecting them to have a significant impact on the Group’s financial statements:

-	Amendments to IAS 37 ‘Onerous contracts – Cost of fulfilling a contract’ issued in May 2020 and effective from 1 January 2022;
-	Annual Improvements to IFRS 2018–2020 issued in May 2020 and effective from 1 January 2022;
-	Amendments to IAS 16 ‘Property, Plant and Equipment: Proceeds before intended use’ issued in May 2020 and effective from 1 January 2022;

-	Reference to the Conceptual Framework – Amendments to IFRS 3 ‘Business combination’ issued in May 2020 and effective from 1 January 2022;
-	Amendments to IAS 1 ‘Classification of liabilities as current or non-current’ issued in January 2020 and effective from 1 January 2023. An exposure draft was issued in November 2021 proposing for this effective date to be delayed to no earlier than 1 January 2024;
-	Amendments to IAS 1 and IFRS Practice Statement 2 ‘Disclosure of accounting policies’ issued in February 2021 and effective from 1 January 2023;
-	Amendments to IAS 8 ‘Definition of Accounting Estimates’ issued in February 2021 and effective from 1 January 2023; and
-	Amendments to IAS 12 ‘Deferred tax related to assets and liabilities arising from a single transaction’ issued in May 2021 and effective from 1 January 2023.

B       Earnings performance

B1     Analysis of performance by segment

B1.1    Segment results

		2021 $m		2020* $m		2019 $m
	Note	note (i)		note (i)		note (i)
Continuing operations:
CPL		343		251		219
Hong Kong		975		891		734
Indonesia		446		519		540
Malaysia		350		309		276
Singapore		663		574		493
Growth markets and othernote (ii)		932		835		737
Eastspring		314		283		283
Other income and expenditure:
Investment return and other income		21		(15)		30
Interest payable on core structural borrowingsnote (iii)		(328)		(316)		(496)
Corporate expenditurenote (iv)		(298)		(412)		(466)
Total other income and expenditure	B1.4	(605)		(743)		(932)
Restructuring and IFRS 17 implementation costsnote (v)	B1.4	(185)		(162)		(103)
Adjusted operating profit	B1.2	3,233		2,757		2,247
Short-term fluctuations in investment returns on shareholder-backed businessnote (vi)		(458)		(579)		554
Amortisation of acquisition accounting adjustments		(5)		(5)		(5)
(Loss) gain attaching to corporate transactions	D1.1	(94)		735		(142)
Profit before tax attributable to shareholders		2,676		2,908		2,654
Tax charge attributable to shareholders' returns	B3	(462)		(440)		(316)
Profit for the year from continuing operations		2,214		2,468		2,338
Loss from discontinued US operations	D1.2	(5,027)		(283)		(385)
Loss from discontinued UK and Europe operations		—		—		(1,161)
(Loss) profit for the year		(2,813)		2,185		792

Attributable to:
Equity holders of the Company
From continuing operations		2,192		2,458		2,329
From discontinued US operations		(4,234)		(340)		(385)
From discontinued UK and Europe operations		—		—		(1,161)
		(2,042)		2,118		783
Non-controlling interests
From continuing operations		22		10		9
From discontinued US operations		(793)		57		—
		(771)		67		9
(Loss) profit for the year		(2,813)		2,185		792

Basic earnings per share (in cents)		2021		2020		2019
	Note			note (i)		note (i)
Based on adjusted operating profit, net of tax and non-controlling interest from continuing operations	B4	101.5	¢	86.6	¢	73.4	¢
Based on profit from continuing operations, net of non-controlling interest	B4	83.4	¢	94.6	¢	90.0	¢
Based on loss for the year from discontinued US operations, net of non-controlling interest	B4	(161.1)	¢	(13.0)	¢	(14.9)	¢
Based on loss from discontinued UK and Europe operations	B4	n/a		n/a		(44.8)	¢
*	The comparative results have been re-presented from those previously published to reflect the Group’s US operations as discontinued in 2021 (see note A1).

Notes

(i)	Segment results are attributed to the shareholders of the Group before deducting the amount attributable to the non-controlling interests. This presentation is applied consistently throughout the document.
(ii)

For growth markets and other, adjusted operating profit includes other items of $217 million (2020: $119 million; 2019: $125 million) which primarily comprise of taxes for life joint ventures and associates and other non-recurring items, which in 2021 largely included the impact of refinements to the run-off of the allowance of prudence within technical provisions.

(iii)

Included in the interest on core structural borrowings charged to the income statement of $(328) million was $(126) million related to the four tranches of debt that were redeemed in December 2021 and January 2022 using the proceeds from the share offer during the year.

(iv)	Corporate expenditure as shown above is for head office functions in London and Hong Kong.
(v)	Restructuring and IFRS 17 implementation costs include those incurred in continuing insurance and asset management operations of $(101) million (2020: $(97) million; 2019: $(36) million).

(vi)

In general, the short-term fluctuations reflect the value movements on shareholders’ assets and policyholder liabilities (net of reinsurance) arising from market movements in the year. In 2021, rising interest rates across most operations led to unrealised bond losses which more than offset the impact of higher discount rates on policyholder liabilities under the local reserving basis applied and equity gains on shareholder-backed business in the year. This has led to the overall negative short-term investment fluctuations for total insurance and asset management operations.

B1.2   Determining operating segments and performance measure of operating segments

Operating segments

The Group’s operating segments for financial reporting purposes are defined and presented in accordance with IFRS 8 ‘Operating Segments’ on the basis of the management reporting structure and its financial management information.

Under the Group's management and reporting structure, its chief operating decision maker is the Group Executive Committee (GEC), chaired by the Group Chief Executive. In the management structure, responsibility is delegated to the Chief Executive, Asia and Africa, for the day-to-day management of the insurance and asset management operations (within the framework set out in the Group Governance Manual). This in turn is delegated to the Chief Executives of Hong Kong, Indonesia, Malaysia, Singapore, Growth markets (comprising Africa and the remaining Asia subsidiary operations) and Eastspring, the Group’s Asia asset manager. CPL is managed jointly with CITIC, a Chinese state-owned conglomerate.

In the first quarter of 2021, the Group reviewed its operating segments for financial reporting under IFRS 8 following changes to the business and financial management information provided to the GEC. As a result, performance measures for insurance operations are now analysed by geographical areas for the larger business units of CPL, Hong Kong, Indonesia, Malaysia and Singapore, with Eastspring, the asset management business, also analysed separately. All other Asia and Africa insurance operations are included in the ‘Growth markets and other’ segment alongside other amounts that are not included in the segment profit of an individual business unit, including tax on life joint ventures and associates and other items that are not representative of the underlying segment trading for the period. The 2020 and 2019 comparatives have been re-presented to show the new segments for comparison. On 13 September 2021, the Group completed the demerger of the US operations (Jackson Financial Inc.) from the Prudential plc Group. Accordingly, the US operations do not represent an operating segment at the year end. The results of US operations have been reclassified as discontinued in these consolidated financial statements in accordance with IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’, and have therefore been excluded in the analysis of performance measure of operating segments.

Operations which do not form part of any business unit are reported as ‘Unallocated to a segment’ and comprise head office functions in London and Hong Kong.

Performance measure

The performance measure of operating segments utilised by the Group is IFRS operating profit based on longer-term investment returns (adjusted operating profit), as described below. This measurement basis distinguishes adjusted operating profit from other constituents of total profit or loss for the period as follows:

-	Short-term fluctuations in investment returns on shareholder-backed business;
-	Amortisation of acquisition accounting adjustments arising on the purchase of business; and
-	Gain or loss on corporate transactions, as discussed in note D1.1.

Determination of adjusted operating profit for investment and liability movements

(i)    With-profits business

For with-profits business in Hong Kong, Singapore and Malaysia, the adjusted operating profit reflects the shareholders’ share in the bonuses declared to policyholders. Value movements in the underlying assets of the with-profits funds only affect the shareholder results through indirect effects of investment performance on declared policyholder bonuses and therefore, do not affect directly the determination of adjusted operating profit.

(ii)    Assets and liabilities held within unit-linked funds

The policyholder unit liabilities are directly reflective of the underlying asset value movements. Accordingly, the adjusted operating profit reflects the current year value movements in both the unit liabilities and the backing assets, which offset one another.

(iii)    Other shareholder-backed long-term insurance business

In the case of other shareholder-financed business, the measurement of adjusted operating profit reflects that, for the long-term insurance business, assets and liabilities are held for the longer term. For this business the Group believes trends in underlying performance are better understood if the effects of short-term fluctuations in market conditions, such as changes in interest rates or equity markets, are excluded. In determining the profit on this basis, the following key elements are applied to the results of the Group’s shareholder-financed businesses.

(a)    Policyholder liabilities that are sensitive to market conditions

Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between business units depending upon the nature of the ‘grandfathered’ measurement basis. Taiwan and India apply US GAAP, whose policyholder liabilities are not sensitive to market movements as they are locked in at policy inception.

Movements in liabilities for some types of business do require bifurcation between the elements that relate to longer-term market condition and short-term effects to ensure that at the net level (ie after allocated investment return and charge for policyholder benefits) the adjusted operating profit reflects longer-term market returns.

For certain non-participating business, for example in Hong Kong, the economic features are more akin to asset management products with policyholder liabilities reflecting asset shares over the contract term. Consequently, for these products, the charge for policyholder benefits in the adjusted operating profit reflects the asset share feature rather than volatile movements that would otherwise be reflected if the local regulatory basis (as applied for the IFRS balance sheet) was used.

For other types of non-participating business, expected longer-term investment returns and interest rates are used to determine the movement in policyholder liabilities for determining adjusted operating profit. This ensures assets and liabilities are reflected on a consistent basis.

(b)    Assets backing other shareholder-backed long-term insurance business

Except in the case of assets backing liabilities which are directly matched (such as unit-linked business) adjusted operating profit for assets backing shareholder-financed business is determined on the basis of expected longer-term investment returns. Longer-term investment returns comprise actual income receivable for the year (interest/dividend income) and longer-term capital returns, determined for debt and equity-type securities on the basis described below. The difference between the actual investment returns in the reporting period and the longer-term investment returns is recognised within short-term fluctuations in investment returns.

Debt securities and loans

As a general principle, for debt securities and loans, the longer-term investment returns comprise the interest receivable for the year and the amortisation of interest-related realised gains and losses to the date when sold securities would have otherwise matured (or a suitable proxy for this period). All unrealised gains and losses are treated as a component of short-term investment fluctuations. Consideration is given to the need to recognise an expected longer-term level of defaults for the securities within the longer-term investment returns, based on past performance and having regard to the credit quality of the portfolio, with any difference with actual credit-related realised losses arising in the year being included in short-term fluctuations. If, under this analysis, realised gains and losses are principally considered to be interest related with no significant credit-related losses based on past performance, then all realised gains and losses to date for these operations are treated as interest related and amortised to adjusted operating profit over the period to the date those securities would otherwise have matured and no separate charge to longer-term investment returns for credit defaults is made.

For Group debt securities at 31 December 2021, the level of interest-related realised gains and losses on previously sold bonds that had yet to be amortised to adjusted operating profit from short-term investment fluctuations was a net gain of $515 million (2020: net gain of $525 million; 2019: net gain of $272 million).

Equity-type securities

For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment returns for income and capital having regard to past performance, current trends and future expectations. Different rates apply to different categories of equity-type securities.

For continuing insurance operations, investments in equity-type securities held for non-linked shareholder-backed business amounted to $6,073 million as at 31 December 2021 (31 December 2020: $4,963 million). The longer-term rates of return applied in 2021 ranged from 5.5 per cent to 16.9 per cent (2020: 5.1 per cent to 16.9 per cent; 2019: 5.0 per cent to 17.6 per cent) with the rates applied varying by business unit. These rates are broadly stable from year to year but may be different between regions, reflecting, for example, differing expectations of inflation in each local business unit. The assumptions are for the returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations. The longer-term investment returns for the insurance joint ventures and associates accounted for using the equity method are determined on a similar basis as the other insurance operations described above.

Derivative value movements

Generally, derivative value movements are excluded from adjusted operating profit. The exception is where the derivative value movements broadly offset changes in the accounting value of other assets and liabilities included in adjusted operating profit.

(iv)Other non-insurance businesses

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

B1.3	Revenue from continuing operations

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

(a)Analysis of total revenue by segment

	2021 $m
	Insurance operationsnote (i)
					Growth		Inter
	Hong				markets		-segment	Total	Unallocated	Group
	Kong	Indonesia	Malaysia	Singapore	and other	Eastspring	elimination	segment	to a segment	total
Gross premiums earned	10,032	1,724	1,900	6,246	4,315	—	—	24,217	—	24,217
Outward reinsurance premiums	(1,557)	(43)	(47)	(137)	(60)	—	—	(1,844)	—	(1,844)
Earned premiums, net of reinsurance	8,475	1,681	1,853	6,109	4,255	—	—	22,373	—	22,373
Other incomenote (ii)	52	12	—	22	117	437	—	640	1	641
Total external revenuenote (iii)	8,527	1,693	1,853	6,131	4,372	437	—	23,013	1	23,014
Intra-group revenue	—	—	—	—	1	217	(218)	—	—	—
Interest incomenote B1.3(b)	934	87	220	707	618	3	—	2,569	1	2,570
Dividend and other investment income	679	74	160	506	86	—	—	1,505	19	1,524
Investment appreciation (depreciation)	57	34	(300)	(29)	(361)	8	—	(591)	(17)	(608)
Total revenue, net of reinsurance	10,197	1,888	1,933	7,315	4,716	665	(218)	26,496	4	26,500

	2020 $m
	Insurance operationsnote (i)
					Growth		Inter
	Hong				markets		-segment	Total	Unallocated	Group
	Kong	Indonesia	Malaysia	Singapore	and other	Eastspring	elimination	segment	to a segment	total
Gross premiums earned	11,091	1,738	1,783	5,035	3,848	—	—	23,495	—	23,495
Outward reinsurance premiumsnote (iv)	(1,918)	(62)	(27)	432	(50)	—	—	(1,625)	—	(1,625)
Earned premiums, net of reinsurance	9,173	1,676	1,756	5,467	3,798	—	—	21,870	—	21,870
Other incomenote (ii)	59	8	—	38	91	417	—	613	2	615
Total external revenuenote (iii)	9,232	1,684	1,756	5,505	3,889	417	—	22,483	2	22,485
Intra-group revenue	—	—	—	—	1	164	(165)	—	—	—
Interest incomenote B1.3(b)	646	104	210	447	570	5	—	1,982	15	1,997
Dividend and other investment income	646	86	99	364	65	5	—	1,265	32	1,297
Investment appreciation (depreciation)	7,493	(201)	369	2,045	765	21	—	10,492	(24)	10,468
Total revenue, net of reinsurance	18,017	1,673	2,434	8,361	5,290	612	(165)	36,222	25	36,247

	2019 $m
	Insurance operationsnote (i)
					Growth		Inter
	Hong				markets		-segment	Total	Unallocated	Group
	Kong	Indonesia	Malaysia	Singapore	and other	Eastspring	elimination	segment	to a segment	total
					note (vii)
Gross premiums earned	11,964	1,891	1,854	4,532	3,614	—	—	23,855	—	23,855
Outward reinsurance premiumsnote (iii)	(834)	(59)	(21)	(159)	(43)	—	—	(1,116)	—	(1,116)
Earned premiums, net of reinsurance	11,130	1,832	1,833	4,373	3,571	—	—	22,739	—	22,739
Other incomenote (ii)	55	14	1	29	49	405	—	553	86	639
Total external revene	11,185	1,846	1,834	4,402	3,620	405	—	23,292	86	23,378
Intra-group revenue	—	—	—	—	—	160	(160)	—	—	—
Interestnote B1.3(b)	212	121	211	324	712	5	—	1,585	51	1,636
Dividend and other investment income	600	88	102	381	(236)	(2)	—	933	8	941
Investment appreciation (depreciation)	7,246	229	168	2,990	1,840	1	—	12,474	(90)	12,384
Total revenue, net of reinsurance	19,243	2,284	2,315	8,097	5,936	569	(160)	38,284	55	38,339

Notes

(i)	CPL, Prudential’s life business in China, is a 50/50 joint venture with CITIC and is accounted for using the equity method under IFRS. The Group’s share of its results is presented in a single line within the Group’s profit before tax on a net of related tax basis, and therefore not shown in the analysis of revenue line items above. Revenue from external customers of CPL (Prudential’s share) in 2021 is $3,052 million (2020: $1,866 million; 2019: $1,735 million). Further financial information on CPL is provided in note D6.3.
(ii)	Other income comprises income from external customers and consists primarily of revenue from the Group’s asset management business of $437 million (2020: $417 million; 2019: $405 million). The remaining other income consists primarily of policy fee revenue from external customers and asset management rebate revenue from external fund managers. Also included in other income is fee income on financial instruments that are not held at fair value through profit or loss of $1 million (2020: $1 million; 2019: $3 million).
(iii)	Due to the nature of the business of the Group, there is no reliance on any major customers. Of the Group’s markets, only Hong Kong and Singapore have external revenue that exceeds 10 per cent of the Group total for all years presented.
(iv)	The 2020 outward reinsurance premiums in Singapore included a credit of $542 million for the recapture of previously reinsured business following a change in regulatory requirements.

(b)Additional analysis of investment return

Investment return included in the income statement principally comprises interest income, dividends, investment appreciation and depreciation (realised and unrealised gains and losses) on investments designated as fair value through profit or loss, and realised gains and losses (including impairment losses) on items held at amortised cost and/or designated as available-for-sale. Movements in unrealised appreciation or depreciation of securities designated as available-for-sale are recorded in other comprehensive income. Interest income is recognised as it accrues. Dividends on equity securities are recognised on the ex-dividend date and rental income is recognised on an accrual basis.

	2021 $m	2020 $m	2019 $m
Realised and unrealised gains (losses) on securities at fair value through profit or lossnote (i)	624	9,741	11,683
Realised and unrealised (losses) gains on derivatives at fair value through profit or lossnote (i)	(943)	916	752
Realised (losses) gains on loansnote (i)	(2)	—	—
Interest incomenote (ii)	2,570	1,997	1,636
Dividends	1,496	1,257	978
Other investment returns (including foreign exchange gains and losses)	(259)	(149)	(88)
Investment return from continuing operations	3,486	13,762	14,961

Notes

(i)

Realised gains and losses on the Group’s investments from continuing operations for 2021 recognised in the income statement amounted to a net gain of $6.0 billion (2020: a net gain of $4.9 billion; 2019: a net loss of $2.0 billion).

(ii)	Interest income from continuing operations includes $280 million (2020: $257 million; 2019: $292 million) in respect of financial assets not at fair value through profit and loss.

The overall financial strength of Prudential and the results, both current and future, of the insurance business are in part dependent upon the quality and performance of the various investment portfolios. Prudential’s insurance investments support a range of businesses operating in many geographic areas. Each of the operations formulates a strategy based on the nature of its underlying liabilities, its level of capital and its local regulatory requirements. Prudential’s insurance business’s investments, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated investment funds, are largely held by Prudential’s Singapore and Hong Kong operations.

All investments of the Group’s continuing operations are carried at fair value in the statement of financial position with fair value movements, which are volatile from period to period, recorded in the income statement, except for loans and receivables, which are generally carried at amortised cost (unless designated at fair value through profit or loss) and the Group’s retained interest in Jackson and certain centrally held debt securities, which are designated as available-for-sale and therefore the changes in unrealised fair value are booked in other comprehensive income. Subject to the effect of the exceptions, the period-on-period changes in investment returns primarily reflect the generality of overall market movements for equities and debt securities. In addition, foreign exchange rates affect the US dollar value of the translated income. Consistent with the treatment applied for other items of income and expenditure, investment return for operations not using US dollars as functional currency is translated at average exchange rates. The year-on-year movements in investment return of the Group mainly reflect the cumulative impact from the changes in interest rates on bond asset values and in the performance of the equity markets.

Allocation of investment return between policyholders and shareholders

Investment return is attributable to policyholders and shareholders. A key feature of the accounting policies under IFRS is that the investment return included in the income statement relates to all investment assets of the Group, irrespective of whether the return is attributable to shareholders, policyholders or the unallocated surplus of with-profits funds, the latter two of which have no direct impact on shareholders’ profit. The table below provides a breakdown of the investment return attributable to each type of business.

Continuing operations:	2021 $m	2020 $m	2019 $m
Policyholder returns
Assets backing unit-linked liabilities	516	1,549	2,154
With-profits business	2,700	8,384	8,960
	3,216	9,933	11,114
Shareholder returns	270	3,829	3,847
Total investment return from continuing operations	3,486	13,762	14,961

Policyholder returns

Investment returns allocated to policyholders are those from investments in which shareholders have no direct economic interest, namely unit-linked business for which the investment returns are wholly attributable to policyholders and with-profits business in which the shareholders’ economic interest (and the basis of recognising IFRS basis profits) is restricted to a share of the actuarially determined surplus for distribution. Except for this surplus, the investment returns of the with-

profits funds are attributable to policyholders (through the asset-share liabilities) or the unallocated surplus, which is accounted for as a liability under IFRS 4 as shown in note C3.

Shareholder returns

For shareholder-backed non-with-profits business, the investment returns are not directly attributable to policyholders and, therefore, impact shareholders’ profit directly.

B1.4Profit after tax from continuing operations by segment

	2021 $m	2020 $m	2019 $m
CPL	278	394	268
Hong Kong	1,068	994	1,116
Indonesia	362	409	428
Malaysia	265	256	237
Singapore	394	521	470
Growth markets and other	434	548	960
Eastspring	284	253	250
Total segment	3,085	3,375	3,729
Unallocated to a segment (central operations)note	(871)	(907)	(1,391)
Group total profit after tax from continuing operations	2,214	2,468	2,338

Note

Comprising of other income and expenditure of $(605) million (2020: $(743) million; 2019: $(932) million) attributable to the head office functions in London and Hong Kong and $(185) million (2020: $(162) million; 2019: $(103) million) of restructuring and IFRS 17 implementation costs as shown in note B1.1, $(25) million (2020: $28 million; 2019: $(103) million) of short-term fluctuations on investment returns, $(35) million (2020: $(30) million; 2019: $(407) million) from corporate transactions as shown in note D1.1 and related tax of $(21) million (2020: nil; 2019: $154 million).

B2     Acquisition costs and other expenditure

	2021 $m	2020 $m	2019 $m
Acquisition costs incurred for insurance policiesnote (iii)	(2,089)	(2,080)	(3,104)
Acquisition costs deferred	848	617	616
Amortisation of acquisition costsnote (iii)	(343)	(308)	(257)
Administration costs and other expenditure (net of other reinsurance commission)notes (i)(ii)(iii)(iv)	(3,128)	(2,433)	(2,962)
Movements in amounts attributable to external unit holders of consolidated investment funds	152	(447)	(201)
Total acquisition costs and other expenditure from continuing operations	(4,560)	(4,651)	(5,908)

Notes

(i)	Included in total administration costs and other expenditure from continuing operations is depreciation of property, plant and equipment of $(169) million (2020: $(186) million; 2019: $(186) million), of which $(123) million (2020: $(134) million; 2019: $(126) million) relates to the right-of-use assets recognised under IFRS 16. The 2020 amount also included a credit of $770 million for the commission arising from the reinsurance transaction entered into by the Hong Kong business during the year.
(ii)	Administration costs and other expenditure from continuing operations includes fee expenses relating to financial liabilities held at amortised cost and are part of the determination of the effective interest rate.
(iii)	Total depreciation and amortisation expense from continuing operations are included in ‘Acquisition costs incurred for insurance policies’, ‘Administration costs and other expenditure’ and ‘Amortisation of acquisition costs’ and relates primarily to amortisation of DAC of insurance contracts and distribution rights intangibles. The segmental analysis of depreciation and amortisation is shown below.

	2021 $m	2020 $m	2019 $m
Hong Kong	(123)	(158)	(127)
Indonesia	(51)	(34)	(16)
Malaysia	(56)	(37)	(36)
Singapore	(162)	(144)	(90)
Growth markets and other	(390)	(301)	(374)
Eastspring	(17)	(16)	(14)
Total segment	(799)	(690)	(657)
Unallocated to a segment (central operations)	(31)	(35)	(28)
Total depreciation and amortisation from continuing operations	(830)	(725)	(685)

(iv)

Interest expense is included in ‘Administration costs and other expenditure’ other than interest on core structural borrowings that is presented separately on the income statement as finance costs. Interest expense of the central operations amounted to $(331) million (2020: $(334) million; 2019: $(523) million) comprising $(328) million (2020: $(316) million; 2019: $(496) million) of interest on core structural borrowings and $(3) million of interest on lease liabilities (2020: $(4) million; 2019: $(2) million) and nil (2020: $(14) million; 2019: $(25) million) of interest on other operational borrowings. The interest expense of the other segments of $(10) million (2020: $(13) million; 2019: $(13) million) comprises wholly of interest on lease liabilities and is distributed evenly across these segments.

Excluding interest on lease liabilities, the interest expense of the continuing operations of $(328) million (2020: $(330) million; 2019: $(521) million) relates to interest on financial liabilities that are not at fair value through profit and loss.

B2.1   Staff and employment costs

The average number of staff employed by the Group, for both continuing and discontinued operations, during the years shown was:

	2021	2020	2019
Asia and Africa operationsnote (i)	13,237	12,949	14,206
Head office functionnote (ii)	600	657	784
Total continuing operations	13,837	13,606	14,990
Discontinued US operationsnote (iii)	3,306	3,650	4,014
Discontinued UK and Europe operationsnote (iii)	—	—	5,672
Total Group	17,143	17,256	24,676

Notes

(i)	The Asia and Africa operations staff numbers above exclude 440 (2020: 502; 2019: 346) commission-based sales staff who have an employment contract with the Company.
(ii)	The ‘Head office function’ staff numbers include staff based in London and Hong Kong.
(iii)	Average staff numbers of the discontinued operations were for the period up to the demerger in respective years.

The costs of employment, for both continuing and discontinued operations, were:

	2021 $m			2020 $m			2019 $m
			Group			Group			Group
	Continuing	Discontinued*	total	Continuing	Discontinued*	total	Continuing	Discontinued*	total
Wages and salaries	973	511	1,484	917	619	1,536	815	1,193	2,008
Social security costs	42	22	64	41	26	67	25	96	121
Defined benefit schemes	—	—	—	—	—	—	(91)	(5)	(96)
Defined contribution schemes	42	29	71	42	34	76	37	73	110
Total Group*	1,057	562	1,619	1,000	679	1,679	786	1,357	2,143
*	Total costs of employment in the table above include staff costs of the discontinued operations for the period up to the demerger in respective years.

B2.2  Share-based payment

The Group offers discretionary share awards to certain key employees and all-employee share plans in the UK and a number of Asia locations. The compensation expense charged to the income statement is primarily based upon the fair value of the awards granted, the vesting period and the vesting conditions. The Company has established trusts to facilitate the delivery of Prudential plc shares under some of these plans. The cost to the Company of acquiring these newly issued shares held in trusts is shown as a deduction from shareholders’ equity.

(a)     Description of the plans

The Group operates a number of share award plans that provides Prudential plc shares, or ADRs, to participants upon vesting. The plans in operation include the Prudential Long Term Incentive Plan, the Prudential Annual Incentive Plan, savings-related share option schemes, share purchase plans and deferred bonus plans. Where Executive Directors participate in these plans, details about those schemes are provided in the Compensation and Employee section. The following information is provided about plans in which the Executive Directors do not participate:

Share scheme	Description
Prudential Corporation Asia Long-Term Incentive Plan (PCA LTIP)

The PCA LTIP provides eligible employees with conditional awards. Awards are discretionary and vest after three years subject to the employee being in employment. Vesting of awards may also be subject to performance conditions. All awards are generally made in Prudential shares. In countries where share awards are not feasible for reasons including securities and/or tax considerations, awards will be replaced by the cash value of the shares that would otherwise have vested.

Prudential Agency Long-Term Incentive Plan (LTIP)	Certain agents are eligible to be granted awards in Prudential shares under the Prudential Agency LTIP. These awards are structured in a similar way to the PCA LTIP described above.
Restricted Share Plan (RSP)

The Company operates the RSP for certain employees. Awards under this plan are discretionary, and the vesting of awards may be subject to performance conditions. All awards are made in Prudential shares.

Deferred bonus plans

The Company operates a number of deferred bonus plans including the Group Deferred Bonus Plan (GDBP) and the Prudential Corporation Asia Deferred Bonus Plan (PCA DBP). There are no performance conditions attached to deferred share awards made under these arrangements.

Savings-related share option schemes

Employees and eligible agents in a number of geographies are eligible for plans similar to the HMRC-approved Save As You Earn (SAYE) share option scheme in the UK. During the year ended 31 December 2021, eligible agents based in certain business units can participate in the International Savings-Related Share Option Scheme for Non-Employees.

Share purchase plans

Eligible employees outside the UK are invited to participate in arrangements similar to the Company’s HMRC-approved UK SIP, which allows the purchase of Prudential plc shares. Staff based in Asia are eligible to participate in the Prudential Corporation Asia All Employee Share Purchase Plan.

(b)     Outstanding options and awards

The following table shows the movement in outstanding options and awards under the Group’s share-based compensation plans:

							Awards outstanding under
	Options outstanding under SAYE schemes						incentive plans
	2021		2020		2019		2021	2020	2019
		Weighted		Weighted		Weighted
		average		average		average
	Number	exercise	Number	exercise	Number	exercise
	of options	price	of options	price	of options	price	Number of awards
	millions	£	millions	£	millions	£	millions
Balance at beginning of year:	2.3	11.86	3.8	12.38	4.9	12.10	40.6	33.0	32.8
Granted	0.4	11.90	0.4	9.64	0.6	11.13	5.2	20.2	13.4
Modification	0.1	11.77	—	—	0.3	11.95	0.7	—	4.3
Exercised	(0.7)	12.58	(0.9)	11.44	(1.7)	10.87	(8.6)	(10.3)	(9.8)
Forfeited	—	11.11	—	14.27	—	12.87	(3.1)	(1.5)	(2.5)
Cancelled	(0.1)	11.51	(0.1)	12.55	(0.1)	12.82	(0.1)	(0.1)	(0.7)
Lapsed/Expired	—	12.88	(0.9)	13.28	(0.1)	12.93	(0.6)	(0.7)	(1.0)
Jackson awards derecognised on demerger	—	—	—	—	—	—	(9.5)	—	—
M&G plc awards derecognised on demerger	—	—	—	—	(0.1)	13.37	—	—	(3.5)
Balance at end of year	2.0	11.61	2.3	11.86	3.8	12.38	24.6	40.6	33.0
Options immediately exercisable at end of year	0.2	12.26	0.5	12.64	0.9	11.33

On demerger of Jackson from the Prudential Group, outstanding share awards for Prudential plc participants were adjusted to receive the demerger dividend in the form of additional Prudential plc shares, to be released on the same timetable and to the same extent as their original share awards. In the case of the International Savings-Related Share Option Scheme for Non Employees the adjustments to outstanding options were confirmed as being fair and reasonable by an independent financial adviser in accordance with the rules of that plan and the Hong Kong Stock Exchange Listing Rules.

Employees of Jackson were granted replacement awards over Jackson shares, in exchange for existing Group awards outstanding under incentive plans. As designated replacement awards were granted, no cancellation was recognised in respect of the original awards. As the replacement awards are an obligation of Jackson these awards were derecognised by the Group on demerger.

Prior to the demerger in October 2019, employees of M&G plc were granted replacement awards over M&G plc shares, in exchange for existing Prudential Group awards outstanding under incentive plans. As designated replacement awards were granted, no cancellation was recognised in respect of the original awards. As the replacement awards were an obligation of M&G plc, these awards were derecognised by the Group on demerger. M&G plc employees with outstanding SAYE options on demerger were treated as ‘good leavers’, with both the vesting period and number of options exercisable curtailed on demerger.

The weighted average share price of Prudential plc for 2021 was £14.31 (2020: £11.64; 2019: £15.05).

The following table provides a summary of the range of exercise prices for Prudential plc options outstanding at 31 December:

	Outstanding									Exercisable
				Weighted average
				remaining			Weighted average						Weighted average
	Number outstanding			contractual life			exercise prices			Number exercisable			exercise prices
	millions			years			£			millions			£
	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019
Between £9 and £10	0.4	0.4	—	3.2	4.2	—	9.64	9.64	—	—	—	—	—	—	—
Between £11 and £12	1.2	1.2	2.4	2.7	2.2	2.0	11.38	11.11	11.19	0.1	0.3	0.9	11.04	11.11	11.33
Between £13 and £14	0.2	0.3	0.3	1.6	2.2	3.2	13.94	13.94	13.94	0.1	—	—	13.94	—	—
Between £14 and £15	0.2	0.4	1.1	1.4	1.3	2.0	14.55	14.55	14.55	—	0.2	—	—	14.55	—
Weighted average	2.0	2.3	3.8	2.6	2.4	2.1	11.61	11.86	12.38	0.2	0.5	0.9	12.26	12.64	11.33

The years shown above for weighted average remaining contractual life include the time period from end of vesting period to expiration of contract.

(c)  Fair value of options and awards

The fair value amounts estimated on the date of grant relating to all options and awards were determined by using the following assumptions:

	2021			2020			2019
								SAYE options
								Granted in	Granted in
	Prudential	SAYE	Other	Prudential	SAYE	Other	Prudential	October	November	Other
	LTIP (TSR)	options	awards	LTIP (TSR)	options	awards	LTIP (TSR)	2019	2019	awards
Dividend yield (%)	—	0.81	—	—	3.45	—	—	3.66	2.10	—
Expected volatility (%)	26.69	22.31	—	41.08	27.55	—	22.14	25.58	23.92	—
Risk-free interest rate (%)	0.36	1.18	—	0.39	0.27	—	0.97	0.31	1.60	—
Expected option life (years)	—	4.50	—	—	3.92	—	—	3.96	3.47	—
Weighted average exercise price (£)	—	14.76	—	—	10.74	—	—	11.12	11.18	—
Weighted average share price at grant date (£)	15.11	11.90	—	10.49	9.64	—	16.07	13.94	13.77	—
Weighted average fair value at grant date (£)	7.70	4.13	14.79	4.93	1.95	10.54	6.32	2.90	3.35	15.39

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

Risk-free interest rates are taken from swap spot rates with projection terms matching the corresponding vesting periods. For awards with a TSR condition, volatilities and correlations between Prudential and a basket of 12 competitor companies is required. For grants in 2021, the average volatility for the basket of competitors was 23.62 per cent (2020: 41.40 per cent; 2019: 23.10 per cent). Correlations for the basket are calculated for each pairing from the log of daily TSR returns for the three years prior to the valuation date. Market implied volatilities are used for both Prudential and the basket of competitors. Changes to the subjective input assumptions could materially affect the fair value estimate.

Other awards, without market performance conditions or exercise price, are valued based on grant date share price.

(d)   Share-based payment expense charged to the income statement

The total expense for continuing operations recognised in 2021 in the consolidated financial statements relating to share-based compensation is $100 million (2020: $103 million; 2019: $100 million), of which $94 million (2020: $97 million; 2019: $100 million) is accounted for as equity-settled.

The Group had $32 million of liabilities at 31 December 2021 (31 December 2020: $32 million) relating to share-based payment awards accounted for as cash-settled.

B2.3   Key management remuneration

Key management constitutes the Directors of Prudential plc, as they have authority and responsibility for planning, directing and controlling the activities of the Group, and other non-director members of the Group Executive Committee.

Total key management remuneration is analysed in the following table:

	2021 $m	2020 $m	2019 $m
Salaries and short-term benefits	29.3	20.0	25.2
Post-employment benefits	1.4	1.2	1.5
Share-based payments	14.0	14.6	13.1
Payments on separation	23.5	—	—
	68.2	35.8	39.8

The share-based payments charge comprises $7.5 million (2020: $10.7 million; 2019: $8.4 million), which is determined in accordance with IFRS 2 ‘Share-based Payment’ (see note B2.2) and $6.5 million (2020: $3.9 million; 2019: $4.8 million) of deferred share awards.

B2.4   Fees payable to the auditor

	2021 $m	2020 $m	2019 $m
Audit of the Company's annual accounts	2.4	2.3	2.2
Audit of subsidiaries pursuant to legislation	5.9	9.2	9.5
Audit fees payable to the auditor	8.3	11.5	11.7
Audit-related assurance servicesnote (i)	4.5	3.5	5.7
Other assurance services	1.1	0.7	5.7
Services relating to corporate finance transactions	1.6	0.3	7.3
Non-audit fees payable to the auditor	7.2	4.5	18.7
Total fees payable to the auditor	15.5	16.0	30.4

Analysed into:
Fees payable to the auditor attributable to continuing operations:
One-off non-audit services associated with demerger of the US operations and public offeringnote (ii)	1.9	0.4	—
Non-audit services associated with the demerger of the UK and Europe operationsnote (iii)	—	—	11.7
Other audit and non-audit services	11.3	9.5	15.3
	13.2	9.9	27.0
Fees payable to the auditor attributable to discontinued US operations	2.3	6.1	—
Non-audit services associated with the demerger of the UK and Europe operations	—	—	3.4
	15.5	16.0	30.4

Notes

(i)

Of the audit-related assurance service fees of $4.5 million in 2021 (2020: $3.5 million; 2019: $5.7 million), $0.6 million (2020: $0.7 million; 2019: £1.1 million) relates to services that are required by law and regulation.

(ii)

Of the $1.9 million one-off non-audit services fees associated with the demerger of the US operations and the public offering in Hong Kong in 2021, $0.1 million was for audit-related assurance and $0.1 million for other assurance services required by law and regulation.

(iii)

Of the $11.7 million one-off non-audit services fees in 2019 associated with the demerger of the UK and Europe operations, $4.4 million was for other assurance services required by regulation and $7.3 million was for services relating to corporate finance transactions.

(iv)

In addition to the amounts shown above, in 2019 there were fees incurred by pension schemes of $0.1 million for audit services. These pension schemes were transferred to the discontinued UK and Europe operations (M&G plc) in 2019 as part of the demerger.

B3     Tax charge from continuing operations

Prudential is subject to tax in numerous jurisdictions and the calculation of the total tax charge inherently involves a degree of estimation and judgement. Current tax expense is charged or credited based upon amounts estimated to be payable or recoverable as a result of taxable amounts for the current year and adjustments made in relation to prior years. The positions taken in tax returns where applicable tax regulation is subject to interpretation are recognised in full in the determination of the tax charge in the financial statements if the Group considers that it is probable that the taxation authority will accept those positions. Otherwise, provisions are established based on the likely amount of the liability, or recovery, by providing for the single best estimate of the most likely outcome or the weighted average expected value where there are multiple outcomes.

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

B3.1   Total tax charge by nature

The total tax charge from continuing operations in the income statement is as follows:

Tax charge	2021 $m	2020 $m	2019 $m
Attributable to shareholders:
Hong Kong	(40)	(15)	(29)
Indonesia	(74)	(125)	(129)
Malaysia	(71)	(58)	(54)
Singapore	(67)	(87)	(75)
Growth markets and other	(159)	(125)	(150)
Eastspring	(30)	(30)	(33)
Total segment	(441)	(440)	(470)
Unallocated to a segment (central operations)	(21)	—	154
Tax charge attributable to shareholders	(462)	(440)	(316)
Attributable to policyholders:
Hong Kong	(79)	(60)	(56)
Indonesia	4	(3)	(12)
Malaysia	(2)	(34)	(13)
Singapore	(261)	(170)	(267)
Growth markets and other	(4)	(4)	(17)
Tax charge attributable to policyholders	(342)	(271)	(365)
Total tax charge from continuing operations	(804)	(711)	(681)

Profit before tax includes Prudential's share of profit after tax from the joint ventures and associates that are equity-accounted for. Therefore, the actual tax charge in the income statement does not include tax arising from the results of joint ventures and associates including CPL.

The reconciliation of the expected to actual tax charge attributable to shareholders is provided in B3.2 below. The tax charge attributable to policyholders of $(342) million (2020: $(271) million; 2019: $(365) million) above is equal to the profit before tax attributable to policyholders. This is the result of accounting for policyholder income after the deduction of expenses and movement on unallocated surpluses on an after-tax basis.

The total tax (charge) credit from continuing operations comprises:

	2021 $m	2020 $m	2019 $m
Current tax expense:
Corporation tax	(405)	(376)	(278)
Adjustments in respect of prior years	6	(7)	22
Total current tax charge	(399)	(383)	(256)

Deferred tax arising from:
Origination and reversal of temporary differences	(388)	(306)	(421)
Impact of changes in local statutory tax rates	—	(1)	(4)
Credit in respect of a previously unrecognised tax loss, tax credit or temporary difference from a prior period	(17)	(21)	—
Total deferred tax charge	(405)	(328)	(425)
Total tax charge from continuing operations	(804)	(711)	(681)

B3.2Reconciliation of shareholder effective tax rate

In the reconciliation below, the expected tax rate reflects the corporation tax rates that are expected to apply to the taxable profit or loss of the continuing operations. It reflects the corporation tax rates of each jurisdiction weighted by reference to the amount of profit or loss contributing to the aggregate result from continuing operations.

	2021		2020		2019

	Tax	Percentage	Tax	Percentage	Tax	Percentage
	attributable to	impact	attributable to	impact on	attributable to	impact
	shareholders	on ETR	shareholders	ETR	shareholders	on ETR
Continuing operations:	$m	%	$m	%	$m	%
Adjusted operating profit	3,233		2,757		2,247
Non-operating (loss) profitnote (i)	(557)		151		407
Profit before tax	2,676		2,908		2,654
Tax charge at the expected rate	(539)	20%	(602)	21%	(547)	21%
Effects of recurring tax reconciliation items:
Income not taxable or taxable at concessionary ratesnote (ii)	63	(2)%	102	(4)%	97	(4)%
Deductions not allowable for tax purposes	(92)	3%	(32)	1%	(45)	2%
Items related to taxation of life insurance businessesnote (iii)	177	(7)%	152	(5)%	192	(7)%
Deferred tax adjustments including unrecognised tax lossesnote (iv)	(111)	4%	(172)	6%	(14)	1%
Effect of results of joint ventures and associatesnote (v)	80	(3)%	129	(4)%	100	(4)%
Irrecoverable withholding taxesnote (vi)	(60)	2%	(35)	1%	(59)	2%
Other	(8)	1%	17	(1)%	(8)	0%
Total credit	49	(2)%	161	(6)%	263	(10)%

Effects of non-recurring tax reconciliation items:
Adjustments to tax charge in relation to prior years	(11)	0%	(25)	1%	14	(1)%
Movements in provisions for open tax mattersnote (vii)	47	(2)%	33	(1)%	1	0%
M&G demerger related activities	—	—	—	—	(76)	3%
Impact of changes in local statutory tax rates	6	0%	(1)	0%	—	—
Adjustments in relation to business disposals and corporate transactions	(14)	1%	(6)	0%	29	(1)%
Total credit (charge)	28	(1)%	1	0%	(32)	1%
Total actual tax charge	(462)	17%	(440)	15%	(316)	12%
Analysed into:

Tax charge on adjusted operating profit	(548)		(497)		(338)
Tax credit on non-operating resultnote (i)	86		57		22
Actual tax rate on:
Adjusted operating profit:
Including non-recurring tax reconciling itemsnote (viii)	17%		18%		15%
Excluding non-recurring tax reconciling items	18%		18%		14%
Total profitnote (viii)	17%		15%		12%

Notes

(i)	‘Non-operating (loss) profit’ is used to refer to items excluded from adjusted operating profit and includes short-term investment fluctuations in investment returns on shareholder-backed business, corporate transactions and amortisation of acquisition accounting adjustments.
(ii)	Income not taxable or taxable at concessionary rates primarily relates to non-taxable investment income in Singapore and Malaysia.
(iii)	Items related to taxation of life insurance businesses primarily relates to Hong Kong where the taxable profit is computed as 5 per cent of net insurance premiums.
(iv)	The unrecognised tax losses reconciling amount reflects losses arising where it is unlikely that relief for the losses will be available in future periods.
(v)	Profit before tax includes Prudential’s share of profit after tax from the joint ventures and associates. Therefore, the actual tax charge does not include tax arising from profit or loss of joint ventures and associates and is reflected as a reconciling item.

(vi)	The Group incurs withholding tax on remittances received from certain jurisdictions and on certain investment income. Where these withholding taxes cannot be offset against corporate income tax or otherwise recovered, they represent a cost to the Group. Irrecoverable withholding tax on remittances is included in Other operations and is not allocated to any segment. Irrecoverable withholding tax on investment income is included in the relevant segment where the investment income is reflected.
(vii)	The statement of financial position contains the following provisions in relation to open tax matters:

2021 $m
Balance at 1 Jan	113
Removal of discontinued US operations	(3)
Movements in the current year included in tax charge attributable to shareholders	(47)
Provisions utilised in the year	(4)
Other movements (including interest arising on open tax matters and amounts included in the Group’s share of profits from joint ventures and associates, net of related tax)	(17)
Balance at 31 Dec	42

(viii)	The actual tax rates of the relevant business operations are shown below:

	2021%
					Growth			Total
	Hong				markets		Other	attributable to
	Kong	Indonesia	Malaysia	Singapore	and other	Eastspring	operations	shareholders
Tax rate on adjusted operating profit	5%	17%	21%	15%	22%	10%	(3)%	17%
Tax rate on profit before tax	4%	17%	21%	15%	27%	10%	(2)%	17%

	2020%
					Growth			Total
	Hong				markets		Other	attributable to
	Kong	Indonesia	Malaysia	Singapore	and other	Eastspring	operations	shareholders
Tax rate on adjusted operating profit	3%	24%	18%	14%	22%	11%	0%	18%
Tax rate on profit before tax	1%	23%	18%	14%	19%	11%	0%	15%

	2019%
					Growth			Total
	Hong				markets and		Other	attributable to
	Kong	Indonesia	Malaysia	Singapore	other	Eastspring	operations	shareholders
Tax rate on adjusted operating profit	3%	23%	18%	13%	19%	12%	10%	15%
Tax rate on profit before tax	3%	23%	19%	14%	14%	12%	10%	12%

B4	Earnings per share

	2021
					Net of tax
				Non-	and non-	Basic		Diluted
		Before		controlling	controlling	earnings		earnings
		tax	Tax	interests	interests	per share		per share
	Note	$m	$m	$m	$m	cents		cents
Profit for the year					(2,042)	(77.7)	¢	(77.7)	¢
Loss from discontinued US operations					4,234	161.1	¢	161.1	¢
Profit from continuing operations		2,676	(462)	(22)	2,192	83.4	¢	83.4	¢
Short-term fluctuations in investment returns on shareholder-backed business		458	(81)	5	382	14.5	¢	14.5	¢
Amortisation of acquisition accounting adjustments		5	—	—	5	0.2	¢	0.2	¢
Loss attaching to corporate transactions	D1.1	94	(5)	—	89	3.4	¢	3.4	¢
Adjusted operating profit		3,233	(548)	(17)	2,668	101.5	¢	101.5	¢

	2020
					Net of tax
				Non-	and non-	Basic		Diluted
		Before		controlling	controlling	earnings		earnings
		tax	Tax	interests	interests	per share		per share
	Note	$m	$m	$m	$m	cents		cents
Profit for the year					2,118	81.6		81.6	¢
Loss from discontinued US operations	D1.2				340	13.0		13.0	¢
Profit from continuing operations		2,908	(440)	(10)	2,458	94.6	¢	94.6	¢
Short-term fluctuations in investment returns on shareholder-backed business		579	(49)	—	530	20.4	¢	20.4	¢
Amortisation of acquisition accounting adjustments		5	—	—	5	0.2	¢	0.2	¢
Gain attaching to corporate transactions	D1.1	(735)	(8)	—	(743)	(28.6)	¢	(28.6)	¢
Adjusted operating profit		2,757	(497)	(10)	2,250	86.6	¢	86.6	¢

	2019
					Net of tax
				Non-	and non-	Basic		Diluted
		Before		controlling	controlling	earnings		earnings
		tax	Tax	interests	interests	per share		per share
		$m	$m	$m	$m	cents		cents
	Note	B1.1	B3
Profit for the year					783	30.3	¢	30.3	¢
Loss from discontinued US operations	D1.2				385	14.9	¢	14.9	¢
Loss from discontinued UK and Europe operations	D1.3				1,161	44.8	¢	44.8	¢
Profit from continuing operations		2,654	(316)	(9)	2,329	90.0	¢	90.0	¢
Short-term fluctuations in investment returns on shareholder-backed business		(554)	2	—	(552)	(21.3)	¢	(21.3)	¢
Amortisation of acquisition accounting adjustments		5	—	—	5	0.1	¢	0.1	¢
Gain attaching to corporate transactions	D1.1	142	(24)	—	118	4.6	¢	4.6	¢
Adjusted operating profit		2,247	(338)	(9)	1,900	73.4	¢	73.4	¢

Basic earnings per share are calculated based on earnings attributable to ordinary shareholders, after related tax and non-controlling interests, divided by the weighted average number of ordinary shares outstanding during the year, excluding those held in employee share trusts, which are treated as cancelled. For diluted earnings per share, the weighted average number of shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Group’s only class of potentially dilutive ordinary shares are those share options granted to employees where the exercise price is less than the average market price of the Company’s ordinary shares during the year. No adjustment is made if the impact is anti-dilutive overall.

The weighted average number of shares for calculating basic and diluted earnings per share, which excludes those held in employee share trusts, is set out as below:

Number of shares (in millions)	2021	2020	2019
Weighted average number of shares for calculation of basic earnings per share	2,628	2,597	2,587
Shares under option at end of year	2	2	4
Shares that would have been issued at fair value on assumed option price at end of year	(2)	(2)	(4)
Weighted average number of shares for calculation of diluted earnings per share	2,628	2,597	2,587

B5    Dividends

Demerger dividends from discontinued operations

On 13 September 2021, following approval by the Group's shareholders, Prudential plc demerged Jackson, its US operations, via a dividend in specie. At the point of the demerger, the Group retained a non-controlling holding of 19.7 per cent economic interest (19.9 per cent voting interest) in the total common stock of Jackson. As required by IFRIC 17 'Distributions of Non-Cash Assets to Owners', the dividend has been recorded at $1,735 million, being the fair value of those shares distributed to shareholders at the date of the demerger of Jackson.

On 21 October 2019, following approval by the Group's shareholders, Prudential plc demerged its UK and Europe operations (M&G plc) via a dividend in specie of $7,379 million. The presentation of discontinued UK and Europe operations is consistent with the methodology described above for discontinued US operations.

Other dividends

	2021			2020			2019
	Cents per			Cents per			Cents per
	share		$m	share		$m	share		$m
Dividends relating to reporting year:
First interim ordinary dividend	5.37	¢	140	5.37	¢	140	20.29	¢	528
Second interim ordinary dividend	11.86	¢	326	10.73	¢	280	25.97	¢	675
Total	17.23	¢	466	16.10	¢	420	46.26	¢	1,203
Dividends paid in reporting year:
Current year first interim ordinary dividend	5.37	¢	138	5.37	¢	140	20.29	¢	526
Second interim ordinary dividend for prior year	10.73	¢	283	25.97	¢	674	42.89	¢	1,108
Total	16.10	¢	421	31.34	¢	814	63.18	¢	1,634

First and second interim dividends are recorded in the period in which they are paid.

Dividend per share

The 2021 first interim dividend of 5.37 cents per ordinary share was paid to eligible shareholders on 28 September 2021.

On 13 May 2022, Prudential will pay a second interim dividend of 11.86 cents per ordinary share for the year ended 31 December 2021. The second interim dividend will be paid to shareholders included on the UK register at 6.00pm BST and to shareholders on the HK register at 4.30pm Hong Kong time on 25 March 2022 (Record Date), and also to the Holders of US American Depositary Receipts (ADRs) as at 25 March 2022. The second interim dividend will be paid on or about 20 May 2022 to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte) Limited (CDP) at 5.00pm Singapore time on the Record Date.

Shareholders holding shares on the UK or Hong Kong share registers will continue to receive their dividend payments in either GBP or HKD respectively, unless they elect otherwise. Shareholders holding shares on the UK or Hong Kong registers may elect to receive dividend payments in USD. Elections must be made through the relevant UK or Hong Kong share registrar on or before 21 April 2022. The corresponding amount per share in GBP and HKD is expected to be announced on or about 28 April 2022. The USD to GBP and HKD conversion rates will be determined by the actual rates achieved by Prudential buying those currencies prior to the subsequent announcement.

Holders of ADRs will continue to receive their dividend payments in USD. Shareholders holding an interest in Prudential shares through CDP in Singapore will continue to receive their dividend payments in SGD at an exchange rate determined by CDP.

Shareholders on the UK register are eligible to participate in a Dividend Reinvestment Plan.

C     Financial position

C1  Group assets and liabilities by business type

The analysis below is structured to show the investments and other assets and liabilities of the Group by reference to the differing degrees of policyholder and shareholder economic interest of the different types of business.

Debt securities are analysed below according to the issuing government for sovereign debt and to credit ratings for the rest of the securities. The Group uses the middle of the Standard & Poor’s, Moody’s and Fitch ratings, where available. Where ratings are not available from these rating agencies, local external rating agencies’ ratings and lastly internal ratings have been used. Securities with none of the ratings listed above are classified as unrated and included under the ‘below BBB- and unrated’ category. The total securities from continuing operations (excluding sovereign debt) that were unrated at 31 December 2021 were $1,130 million (31 December 2020: $780 million). Additionally, government debt is shown separately from the rating breakdowns in order to provide a more focused view of the credit portfolio.

In the table below, AAA is the highest possible rating. Investment grade financial assets are classified within the range of AAA to BBB- ratings. Financial assets which fall outside this range are classified as below BBB-.

	31 Dec 2021 $m
	Asia and Africa						Unallo-	Elimination
	Insurance						cated	of intra-group
	With	Unit-			Elimina-		to a	debtors and	Group
	-profits	linked	Other	Eastspring	tions	Total	segment	creditors	total
	note (i)	note (i)	note (i)
Debt securitiesnotes (ii)(iv)
Sovereign debt
Indonesia	414	598	609	11	—	1,632	—	—	1,632
Singapore	3,684	550	1,068	126	—	5,428	—	—	5,428
Thailand	—	—	1,577	3	—	1,580	—	—	1,580
United Kingdom	—	7	—	—	—	7	226	—	233
United States	28,552	47	3,525	—	—	32,124	—	—	32,124
Vietnam	—	20	3,022	—	—	3,042	—	—	3,042
Other (predominantly Asia)	2,030	720	4,001	21	—	6,772	—	—	6,772
Subtotal	34,680	1,942	13,802	161	—	50,585	226	—	50,811
Other government bonds
AAA	1,472	86	246	—	—	1,804	—	—	1,804
AA+ to AA-	45	2	12	—	—	59	—	—	59
A+ to A-	667	119	304	—	—	1,090	—	—	1,090
BBB+ to BBB-	121	16	116	—	—	253	—	—	253
Below BBB- and unrated	204	15	450	—	—	669	—	—	669
Subtotal	2,509	238	1,128	—	—	3,875	—	—	3,875
Corporate bonds
AAA	1,222	236	411	—	—	1,869	—	—	1,869
AA+ to AA-	2,203	359	1,858	—	—	4,420	—	—	4,420
A+ to A-	9,046	675	5,294	—	—	15,015	—	—	15,015
BBB+ to BBB-	9,523	1,711	5,105	—	—	16,339	—	—	16,339
Below BBB- and unrated	4,009	678	1,827	—	—	6,514	—	—	6,514
Subtotal	26,003	3,659	14,495	—	—	44,157	—	—	44,157
Asset-backed securities
AAA	88	6	74	—	—	168	—	—	168
AA+ to AA-	6	1	4	—	—	11	—	—	11
A+ to A-	26	—	17	—	—	43	—	—	43
BBB+ to BBB-	15	—	9	—	—	24	—	—	24
Below BBB- and unrated	2	2	1	—	—	5	—	—	5
Subtotal	137	9	105	—	—	251	—	—	251
Total debt securities	63,329	5,848	29,530	161	—	98,868	226	—	99,094
Loans
Mortgage loans	—	—	150	—	—	150	—	—	150
Policy loans	1,365	—	368	—	—	1,733	—	—	1,733
Other loans	668	—	11	—	—	679	—	—	679
Total loans	2,033	—	529	—	—	2,562	—	—	2,562
Equity securities and holdings in collective investment schemes
Direct equities	10,290	12,812	2,286	84	—	25,472	683	—	26,155
Collective investment schemes	23,950	7,704	3,787	3	—	35,444	2	—	35,446
Total equity securities and holdings in collective investment schemes	34,240	20,516	6,073	87	—	60,916	685	—	61,601
Other financial investmentsnote (iii)	1,561	149	2,318	106	—	4,134	1,088	—	5,222
Total financial investmentsnote (v)	101,163	26,513	38,450	354	—	166,480	1,999	—	168,479
Investment properties	—	—	38	—	—	38	—	—	38
Investments in joint ventures and associates accounted for using the equity method	—	—	1,878	305	—	2,183	—	—	2,183
Cash and cash equivalentsnote (vi)	905	911	1,444	181	—	3,441	3,729	—	7,170
Reinsurers' share of insurance contract liabilitiesnote C3.3	225	—	9,528	—	—	9,753	—	—	9,753
Other assetsnote (vii)	1,184	166	9,191	759	(51)	11,249	3,608	(3,378)	11,479
Total assets	103,477	27,590	60,529	1,599	(51)	193,144	9,336	(3,378)	199,102

Shareholders' equity	—	—	14,289	1,120	—	15,409	1,679	—	17,088
Non-controlling interests	—	—	45	131	—	176	—	—	176
Total equity	—	—	14,334	1,251	—	15,585	1,679	—	17,264

Contract liabilities and unallocated surplus of with-profits funds	94,002	25,651	37,646	—	—	157,299	—	—	157,299
Core structural borrowings	—	—	—	—	—	—	6,127	—	6,127
Operational borrowings	142	—	106	18	—	266	595	—	861
Other liabilitiesnote (viii)	9,333	1,939	8,443	330	(51)	19,994	935	(3,378)	17,551
Total liabilities	103,477	27,590	46,195	348	(51)	177,559	7,657	(3,378)	181,838
Total equity and liabilities	103,477	27,590	60,529	1,599	(51)	193,144	9,336	(3,378)	199,102

	31 Dec 2020 $m
	Asia and Africa							Unallo-	Elimination
	Insurance							cated	of intra-group
	With-	Unit-			Elimina-		US	to a	debtors and	Group
	profits	linked	Other	Eastspring	tions	Total	discont'd	segment	creditors	total
	note (i)	note (i)	note (i)
Debt securitiesnotes (ii)(iv)
Sovereign debt
Indonesia	385	658	564	12	—	1,619	—	—	—	1,619
Singapore	3,939	551	979	117	—	5,586	—	—	—	5,586
Thailand	—	—	1,999	11	—	2,010	—	—	—	2,010
United Kingdom	—	7	—	—	—	7	—	—	—	7
United States	24,396	21	2,551	—	—	26,968	5,126	—	—	32,094
Vietnam	—	11	2,881	—	—	2,892	—	—	—	2,892
Other (predominantly Asia)	1,322	700	3,681	19	—	5,722	30	—	—	5,752
Subtotal	30,042	1,948	12,655	159	—	44,804	5,156	—	—	49,960
Other government bonds
AAA	1,420	96	405	—	—	1,921	377	—	—	2,298
AA+ to AA-	129	2	28	—	—	159	522	—	—	681
A+ to A-	811	131	339	—	—	1,281	188	—	—	1,469
BBB+ to BBB-	452	16	196	—	—	664	3	—	—	667
Below BBB- and unrated	631	9	451	—	—	1,091	–	—	—	1,091
Subtotal	3,443	254	1,419	—	—	5,116	1,090	—	—	6,206
Corporate bonds
AAA	1,228	221	540	—	—	1,989	265	—	—	2,254
AA+ to AA-	1,943	476	1,871	—	—	4,290	869	—	—	5,159
A+ to A-	7,289	695	5,194	1	—	13,179	10,759	—	—	23,938
BBB+ to BBB-	9,005	1,299	4,785	—	—	15,089	12,686	—	—	27,775
Below BBB- and unrated	2,814	849	1,483	2	—	5,148	1,975	—	—	7,123
Subtotal	22,279	3,540	13,873	3	—	39,695	26,554	—	—	66,249
Asset-backed securities
AAA	74	9	24	—	—	107	2,110	—	—	2,217
AA+ to AA-	2	1	–	—	—	3	171	—	—	174
A+ to A-	15	—	16	—	—	31	741	—	—	772
BBB+ to BBB-	12	—	9	—	—	21	163	—	—	184
Below BBB- and unrated	9	2	8	—	—	19	48	—	—	67
Subtotal	112	12	57	—	—	181	3,233	—	—	3,414
Total debt securities	55,876	5,754	28,004	162	—	89,796	36,033	—	—	125,829
Loans
Mortgage loans	—	—	158	—	—	158	7,833	—	—	7,991
Policy loans	1,231	—	351	—	—	1,582	4,507	—	—	6,089
Other loans	492	—	16	—	—	508	–	—	—	508
Total loans	1,723	—	525	—	—	2,248	12,340	—	—	14,588
Equity securities and holdings in collective investment schemes
Direct equities	15,668	13,064	3,325	71	—	32,128	253	—	—	32,381
Collective investment schemes	18,125	7,392	1,638	10	—	27,165	25	2	—	27,192
US separate account assets	—	–	–	–	—	–	219,062	—	—	219,062
Total equity securities and holdings in collective investment schemes	33,793	20,456	4,963	81	—	59,293	219,340	2	—	278,635
Other financial investmentsnote (iii)	1,566	405	2,173	97	—	4,241	4,094	13	—	8,348
Total financial investmentsnote (v)	92,958	26,615	35,665	340	—	155,578	271,807	15	—	427,400
Investment properties	—	—	16	—	—	16	7	—	—	23
Investments in joint ventures and associates accounted for using the equity method	—	—	1,689	273	—	1,962	—	—	—	1,962
Cash and cash equivalentsnote (vi)	1,049	587	1,354	156	—	3,146	1,621	3,251	—	8,018
Reinsurers' share of insurance contract liabilitiesnote C3.3	257	—	11,106	—	—	11,363	35,232	—	—	46,595
Other assetsnote (vii)	1,538	252	9,418	839	(62)	11,985	19,813	3,624	(3,323)	32,099
Total assets	95,802	27,454	59,248	1,608	(62)	184,050	328,480	6,890	(3,323)	516,097

Shareholders' equity	—	—	12,861	1,102	—	13,963	8,511	(1,596)	—	20,878
Non-controlling interests	—	—	34	144	—	178	1,063	—	—	1,241
Total equity	—	—	12,895	1,246	—	14,141	9,574	(1,596)	—	22,119

Contract liabilities and unallocated surplus of with-profits funds	86,410	25,433	38,107	—	—	149,950	296,513	—	—	446,463
Core structural borrowings	—	—	—	—	—	—	250	6,383	—	6,633
Operational borrowings	194	—	105	23	—	322	1,498	624	—	2,444
Other liabilitiesnote (viii)	9,198	2,021	8,141	339	(62)	19,637	20,645	1,479	(3,323)	38,438
Total liabilities	95,802	27,454	46,353	362	(62)	169,909	318,906	8,486	(3,323)	493,978
Total equity and liabilities	95,802	27,454	59,248	1,608	(62)	184,050	328,480	6,890	(3,323)	516,097

Notes

(i)

‘With-profits’ comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore operations. ‘Other’ includes assets and liabilities of other participating business and other non-linked shareholder-backed business. 'Unit-linked' comprises the assets and liabilities held in the unit-linked funds.

(ii)	Of the Group’s debt securities, the following amounts were held by the consolidated investment funds from continuing operations.

	31 Dec 2021 $m	31 Dec 2020 $m
	Total	Total
Debt securities held by consolidated investment funds from continuing operations	15,076	15,928

(iii)

Other financial investments comprise derivative assets and deposits. For the discontinued US operations, other financial investments in 2020 also included private equity investments in limited partnerships.

(iv)

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

(v)

Of the total financial investments from continuing operations of $168,479 million as at 31 December 2021 (31 December 2020: $155,593 million), $71,524 million (31 December 2020: $66,138 million) are expected to be recovered within one year, including equity securities and holdings in collective investment schemes.

(vi)

Cash and cash equivalents consist of cash at bank and in hand, deposits held at call with banks, treasury bills and other short-term highly liquid investments with less than 90 days maturity from the date of acquisition and are analysed as follows:

	31 Dec 2021 $m	31 Dec 2020 $m
Continuing operations:*
Cash	1,902	2,087
Cash equivalents	5,268	4,310
	7,170	6,397
Discontinued US operations		1,621
Total cash and cash equivalents	7,170	8,018
Analysed as:
Continuing operations:
Held by the Group's holding and non-regulated entities and available for general use	3,729	3,250
Other funds not available for general use by the Group, including funds held for the benefit of
policyholders	3,441	3,147
	7,170	6,397
Discontinued US operations		1,621
Total cash and cash equivalents	7,170	8,018
*

The Group’s cash and cash equivalents from continuing operations are held in the following currencies as at 31 December 2021: USD 46 per cent, GBP 20 per cent, HKD 3 per cent, SGD 3 per cent, MYR 9 per cent and other currencies 19 per cent (31 December 2020: USD 48 per cent, GBP 19 per cent, HKD 4 per cent, SGD 4 per cent, MYR 10 per cent and other currencies 15 per cent).

(vii)	Of total ‘Other assets’ from continuing operations, there are:
-	Property, plant and equipment (PPE) of $478 million at 31 December 2021 (31 December 2020: $584 million). Movements in the PPE including right-of-use assets are provided in note C11; and
-	Accrued investment income and other debtors, which are analysed as follows:

	31 Dec 2021 $m	31 Dec 2020 $m
Continuing operations:
Interest receivable	872	639
Other accrued income	299	410
Total accrued investment income	1,171	1,049
Amounts receivable due from:
Policyholders	686	757
Intermediaries	4	2
Reinsurers	226	920
Other sundry debtors	863	1,237
Total other debtors	1,779	2,916

Discontinued US operations		633
Total accrued investment income and other debtors	2,950	4,598
Analysed as:
Continuing operations:
Expected to be settled within one year	2,761	3,730
Expected to be settled beyond one year	189	235
	2,950	3,965
Discontinued US operations		633
	2,950	4,598

(viii)

Within ’Other liabilities’ from continuing operations are accruals, deferred income and other liabilities of $7,983 million (31 December 2020: $8,445 million), which are analysed as follows (detailed maturity analysis is provided in note C2.3):

	31 Dec 2021 $m	31 Dec 2020 $m
Continuing operations:
Accruals and deferred income	565	616
Creditors arising from direct insurance and reinsurance operations	1,120	1,284
Interest payable	77	74
Funds withheld under reinsurance agreements	1,545	1,019
Other creditors	4,676	5,452
	7,983	8,445
Discontinued US operations		7,063
Total accruals, deferred income and other creditors	7,983	15,508

C2  Fair value measurement

The Group holds financial investments in accordance with IAS 39, whereby subject to specific criteria, financial instruments are required to be accounted for under one of the following categories:

-	Financial assets and liabilities at fair value through profit or loss – this comprises assets and liabilities designated by management as fair value through profit or loss on inception and derivatives. This includes instruments that are managed and the performance evaluated on a fair value basis, including liabilities related to net assets attributable to unit holders of consolidated investment funds and policyholder liabilities for investment contracts without discretionary participation features. All investments within this category are measured at fair value with all changes thereon being recognised in investment return in the income statement.
-	Financial investments on an available-for-sale basis – this comprises assets that are designated by management as available-for-sale and/or do not fall into any of the other categories. These assets are initially recognised at fair value plus attributable transaction costs and are subsequently measured at fair value. Interest and/or dividend income is recognised in the income statement. Unrealised gains and losses are recognised in other comprehensive income. Upon disposal or impairment, accumulated unrealised gains and losses are transferred from other comprehensive income to the income statement as realised gains or losses. Up until the demerger of Jackson in 2021, the majority of the debt securities held by Jackson were designated as ‘available-for-sale’ in the Group's financial statement. Subsequent to the demerger, the Group has designated its retained interest in Jackson (as described in note D1.2) as ‘available-for-sale’ equity securities.
-	Loans and receivables – except for those designated as fair value through profit or loss or available-for-sale, these instruments comprise non-quoted investments that have fixed or determinable payments. These instruments include loans collateralised by mortgages, deposits, loans to policyholders and other unsecured loans and receivables. These investments are initially recognised at fair value plus transaction costs. Subsequently, these instruments are carried at amortised cost using the effective interest method. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset. When assets held at amortised cost are subject to impairment testing, estimated future cash flows are compared to the carrying value of the asset. The estimated future cash flows are discounted using the financial asset's original or variable effective interest rate and exclude credit losses that have not yet been incurred. If, in subsequent periods, an impaired loan or receivable recovers in value (in part or in full) and this recovery can be objectively related to an event occurring after the impairment, then any amount determined to have been recovered is reversed through the income statement.

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

Generally, no adjustment is made to the prices obtained from independent third parties. Adjustments are made in only limited circumstances, where it is determined that the third-party valuations obtained do not reflect fair value (eg either because the value is stale and/or the values are extremely diverse in range). Securities valued in such manner are classified as level 3 where these significant inputs are not based on observable market data.

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

C2.2Fair value measurement hierarchy of Group assets and liabilities

(a)	Assets and liabilities carried at fair value on the statement of financial position

The table below shows the assets and liabilities carried at fair value analysed by level of the IFRS 13 'Fair Value Measurement' defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

All assets and liabilities held at fair value are classified as fair value through profit or loss, except for $909 million of financial assets classified as available-for-sale at 31 December 2021 (31 December 2020: nil for continuing operations), of which $683 million related to the Group’s retained interest in Jackson’s equity securities. All assets and liabilities held at fair value are measured on a recurring basis. As of 31 December 2021, the Group did not have any financial instruments that are measured at fair value on a non-recurring basis.

Financial instruments at fair value

	31 Dec 2021 $m
	Level 1	Level 2	Level 3
	Quoted prices	Valuation based	Valuation based
	(unadjusted)	on significant	on significant
	in active	observable	unobservable
	markets	market inputs	market inputs	Total
Continuing operations		note (i)	note (ii)
Loans	—	616	5	621
Equity securities and holdings in collective investment schemes	54,107	6,917	577	61,601
Debt securities	76,049	22,987	58	99,094
Other investments (including derivative assets)	359	122	—	481
Derivative liabilities	(146)	(116)	—	(262)
Total financial investments, net of derivative liabilities	130,369	30,526	640	161,535
Investment contract liabilities without discretionary participation features	—	(814)	—	(814)
Net asset value attributable to unit holders of consolidated investment funds	(5,618)	(46)	—	(5,664)
Total financial instruments at fair value for continuing operations	124,751	29,666	640	155,057
Percentage of total ()%	81%	19%	0%	100%

Analysed by business type:
Financial investments, net of derivative liabilities at fair value
With-profits	82,489	15,438	506	98,433
Unit-linked	24,024	2,343	5	26,372
Non-linked shareholder-backed business	23,856	12,745	129	36,730
Total financial investments net of derivative liabilities, at fair value	130,369	30,526	640	161,535
Percentage of total continuing operations ()%	81%	19%	0%	100%

Total financial investments, net of derivative liabilities at fair value	130,369	30,526	640	161,535
Other financial liabilities at fair value	(5,618)	(860)	—	(6,478)
Group total financial instruments at fair value	124,751	29,666	640	155,057

	31 Dec 2020 $m
	Level 1	Level 2	Level 3
	Quoted prices	Valuation based	Valuation based
	(unadjusted)	on significant	on significant
	in active	observable	unobservable
	markets	market inputs	market inputs	Total
		note (i)	note (ii)
Loans	—	416	3,461	3,877
Equity securities and holdings in collective investment schemes	272,863	5,224	548	278,635
Debt securities	75,998	49,769	62	125,829
Other investments (including derivative assets)	123	2,477	1,866	4,466
Derivative liabilities	(298)	(184)	—	(482)
Total financial investments, net of derivative liabilities	348,686	57,702	5,937	412,325
Investment contract liabilities without discretionary participation features	—	(792)	—	(792)
Net asset value attributable to unit holders of consolidated investment funds	(5,464)	(17)	(494)	(5,975)
Other financial liabilities held at fair value	-	-	(3,589)	(3,589)
Total financial instruments at fair value	343,222	56,893	1,854	401,969
Percentage of total ()%	86%	14%	0%	100%

Analysed by business type:
Financial investments, net of derivative liabilities at fair value, from continuing operations:
With-profits	78,203	11,481	395	90,079
Unit-linked	25,144	1,075	-	26,219
Non-linked shareholder-backed business	20,999	12,068	89	33,156
Total financial investments, net of derivative liabilities at fair value	124,346	24,624	484	149,454
Other financial liabilities at fair value	(5,464)	(809)	-	(6,273)
Total financial instruments, net of derivative liabilities, at fair value from continuing operations	118,882	23,815	484	143,181
Percentage of total continuing operations ()%	83%	17%	0%	100%

Total financial instruments, net of derivative liabilities, at fair value from discontinued US operations	224,340	33,078	1,370	258,788
Group total financial instruments at fair value	343,222	56,893	1,854	401,969

Notes

(i)

For continuing operations, of the total level 2 debt securities of $22,987 million at 31 December 2021 (31 December 2020: $18,868 million), $24 million (31 December 2020: $140 million) are valued internally.

(ii)

At 31 December 2021, the Group held $640 million (31 December 2020: $484 million) of net financial instruments at fair value within level 3 from continuing operations. This represents less than 0.5 per cent of the total fair valued financial assets, net of financial liabilities, for both years.

Of this amount, equity securities from continuing operations of $1 million (31 December 2020: $2 million) are internally valued, representing less than 0.1 per cent of the total fair valued financial assets net of financial liabilities for both years. Internal valuations are inherently more subjective than external valuations. The $640 million from continuing operations (31 December 2020: $484 million) referred to above includes the following items:

-	Equity securities and holdings in collective investment schemes of $577 million (31 December 2020: $445 million) consisting primarily of property and infrastructure funds held by the participating funds, which are externally valued using the net asset value of the invested entities; and
-	Other sundry individual financial instruments of a net asset of $63 million (31 December 2020: net asset of $39 million).

Of the net assets from continuing operations of $640 million (31 December 2020: $484 million) referred to above:

-	A net asset of $506 million (31 December 2020: $395 million) is held by the participating funds and therefore shareholders’ profit and equity are not impacted by movements in the valuation of these financial instruments; and
-	A net asset of $129 million (31 December 2020: $89 million) is held to support non-linked shareholder-backed business, of which $112 million (31 December 2020: $89 million) are externally valued and are therefore inherently less subjective than internal valuations. If the value of all these level 3 financial instruments decreased by 20 per cent, the change in valuation would be $(26) million (31 December 2020: $(18) million), which would reduce shareholders’ equity by this amount before tax. All of this amount would pass through the income statement substantially as part of short-term fluctuations in investment returns outside of adjusted operating profit.

(b)  Transfers into and out of levels

The Group’s policy is to recognise transfers into and out of levels as of the end of each reporting period except for material transfers which are recognised as of the date of the event or change in circumstances that caused the transfer. Transfers are deemed to have occurred when there is a material change in the observed valuation inputs or a change in the level of trading activities of the securities.

During 2021, the transfers between levels within the Group’s portfolio, were primarily transfers from level 1 to level 2 of $3,789 million (31 December 2020: $3,927 million) and transfers from level 2 to level 1 of $1,742 million (31 December 2020: $1,631 million). These transfers which relate to equity securities and debt securities arose to reflect the change in the observed valuation inputs and in certain cases, the change in the level of trading activities of the securities. There were transfers out of level 3 of $12 million (31 December 2020: nil) and into level 3 of $30 million (31 December 2020: $32 million) in the year.

Reconciliation of movements in level 3 assets and liabilities measured at fair value

The following table reconciles the value of level 3 fair valued assets and liabilities at 1 January 2021 to that presented at 31 December 2021.

Total investment return recorded in the income statement represents interest and dividend income, realised gains and losses, unrealised gains and losses on the assets classified at fair value through profit and loss and foreign exchange movements on an individual entity’s overseas investments. Total gains (losses) recorded in other comprehensive income largely comprises the translation of investments into the Group's presentational currency of US dollars.

	2021 $m
		Equity
		securities
		and holdings
		in collective
Reconciliation of movements in level 3 assets		investment	Debt	US
and liabilities measured at fair value	Loans	schemes	securities	(discont’d)	Group total
Balance at 1 Jan	6	445	33	1,370	1,854
Removal of discontinued US operations	—	—	—	(1,370)	(1,370)
Total (losses) gains in income statementnote	(1)	6	(3)	—	2
Total losses recorded in other comprehensive income	—	(5)	(2)	—	(7)
Purchases and other additions	—	143	—	—	143
Transfers (out of) into level 3	—	(12)	30	—	18
Balance at 31 Dec	5	577	58	—	640

	2020 $m
				Net asset
				value
		Equity		attributable
		securities		to unit
		and holdings		holders of
		in collective		consolidated
Reconciliation of movements in level 3 assets		investment	Debt	investment	US
and liabilities measured at fair value	Loans	schemes	securities	funds	(discont’d)	Group total
Balance at 1 Jan	—	264	6	(2)	1,140	1,408
Total gains (losses) in income statementnote	—	49	(5)	2	(72)	(26)
Total gains (losses) recorded in other comprehensive income	—	9	—	—	(2)	7
Purchases	—	255	—	—	363	618
Sales	—	(132)	—	—	(123)	(255)
Issues	6	—	—	—	(204)	(198)
Settlements	—	—	—	—	247	247
Transfers into level 3	—	—	32	—	21	53
Balance at 31 Dec	6	445	33	—	1,370	1,854

Note

Of the total net gain in the income statement of $2 million from continuing operations in 2021 (2020: $46 million), $2 million (2020: $12 million) relates to net unrealised gains and losses of financial instruments still held at the end of the year, which can be analysed as follows:

	2021 $m	2020 $m
Loans	(1)	—
Equity securities and holdings in collective investment schemes	6	11
Debt securities	(3)	1
Total continuing operations	2	12

(c)Assets and liabilities at amortised cost and their fair value

The table below shows the financial assets and liabilities carried at amortised cost on the statement of financial position and their fair value. Cash deposits, accrued income, other debtors, accruals, deferred income and other liabilities are excluded from the analysis below, as these are carried at amortised cost which approximates fair value.

	31 Dec 2021 $m				31 Dec 2020 $m
	Level 2	Level 3			Level 2	Level 3
	Valuation	Valuation			Valuation	Valuation
	based on	based on			based on	based on
	significant	significant			significant	significant
	observable	unobservable			observable	unobservable
	market	market	Fair	Carrying	market	market	Fair	Carrying
	inputs	inputs	value	value	inputs	inputs	value	value
Assets
Loans	2,152	—	2,152	1,941	2,026	—	2,026	1,826
Liabilities	—	—	—	—	—	—	—	—
Core structural borrowings of shareholder-financed businesses	(6,565)	—	(6,565)	(6,127)	(7,178)	—	(7,178)	(6,383)
Operational borrowings (excluding lease liabilities)	(514)	—	(514)	(514)	(501)	—	(501)	(501)
Obligations under funding, securities lending and sale and repurchase agreements	(223)	—	(223)	(223)	(231)	—	(231)	(271)
Total continuing operations	(5,150)	—	(5,150)	(4,923)	(5,884)	—	(5,884)	(5,329)
Discontinued US operations					(2,899)	(2,617)	(5,516)	(5,497)
Total Group					(8,783)	(2,617)	(11,400)	(10,826)

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

C2.3Additional information on financial instruments

(a)	Financial risk

Liquidity analysis

Contractual maturities of financial liabilities on an undiscounted cash flow basis

The following table sets out the contractual maturities for applicable classes of financial liabilities, excluding derivative liabilities and investment contracts that are separately presented. The financial liabilities are included in the column relating to the contractual maturities of the undiscounted cash flows (including contractual interest payments) based on the earliest period in which the Group can be required to pay assuming conditions are consistent with those of year end.

	31 Dec 2021 $m
		Contractual maturity profile for financial liabilities
	Total		After 1	After 5	After 10	After 15			Total
	carrying	1 year	year to	years to	years to	years to	Over	No stated	undiscounted
Financial liabilities	value	or less	5 years	10 years	15 years	20 years	20 years	maturity	cash flows
Core structural borrowings of shareholder-financed businesses*,note C5.1	6,127	1,872	1,253	1,817	1,642	—	—	750	7,334
Lease liabilities under IFRS 16	347	110	216	45	11	—	—	—	382
Other operational borrowings	514	514	—	—	—	—	—	—	514
Obligations under funding, securities lending and sale and repurchase agreements	223	223	—	—	—	—	—	—	223
Accruals, deferred income and other liabilities	7,983	5,972	—	—	—	—	—	2,011	7,983
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	5,664	5,664	—	—	—	—	—	—	5,664
Total	20,858	14,355	1,469	1,862	1,653	—	—	2,761	22,100

*

On 20 January 2022, US$1,725 million of notes in core structural borrowings of shareholder-financed businesses were redeemed. As of 31 December 2021, these amounts have been included as having a contractual maturity of 1 year or less in the table above.

	31 Dec 2020 $m
		Contractual maturity profile for financial liabilities
	Total		After 1	After 5	After 10	After 15			Total
	carrying	1 year	year to	years to	years to	years to	Over	No stated	undiscounted
Financial liabilities	value	or less	5 years	10 years	15 years	20 years	20 years	maturity	cash flows
Core structural borrowings of shareholder-financed businessesnote C5.1	6,383	119	1,179	1,726	631	—	—	3,725	7,380
Lease liabilities under IFRS 16	445	132	285	68	20	—	—	—	505
Operational borrowings	501	501	—	—	—	—	—	—	501
Obligations under funding, securities lending and sale and repurchase agreements	271	271	—	—	—	—	—	—	271
Accruals, deferred income and other liabilities	8,445	6,845	183	—	—	—	—	1,504	8,532
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	5,481	5,481	—	—	—	—	—	—	5,481
Total continuing operations	21,526	13,349	1,647	1,794	651	—	—	5,229	22,670
Discontinued US operations	18,802	7,676	4,790	2,563	1,056	—	1	3,583	19,669
Total Group	40,328	21,025	6,437	4,357	1,707	—	1	8,812	42,339

Maturity analysis of derivatives

The following table shows the carrying value of the gross and net derivative positions from continuing operations.

	Carrying value of net derivatives $m
			Net
	Derivative	Derivative	derivative
	assets	liabilities	position
31 Dec 2021	481	(262)	219
31 Dec 2020	379	(439)	(60)

All net derivatives have been included at fair value due within one year or less, representing the basis on which they are managed (ie to manage principally asset or liability value exposures). The Group has no cash flow hedges and, in general, contractual maturities are not considered essential for an understanding of the timing of the cash flows for these instruments.

Maturity analysis of investment contracts

The table below shows the maturity profile for investment contracts based on undiscounted cash flow projections of expected benefit payments from continuing operations.

	Maturity profile for investment contracts $m
	Total		After 1	After 5	After 10	After 15		Total
	carrying	1 year	year to	years to	years to	years to	Over	undiscounted
	value	or less	5 years	10 years	15 years	20 years	20 years	cash flows
31 Dec 2021	459	14	442	63	16	6	2	543
31 Dec 2020	470	14	490	2	1	—	—	507

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

For the reasons provided above, an analysis of the Group’s assets by contractual maturity is not considered meaningful to evaluate the nature and extent of the Group’s liquidity risk.

Credit risk

The Group’s maximum exposure to credit risk of financial instruments before any allowance for collateral or allocation of losses to policyholders is represented by the carrying value of financial instruments on the balance sheet that have exposures to credit risk comprising cash and cash equivalents, deposits, debt securities, loans and derivative assets, accrued investment income and other debtors. The collateral in place in relation to derivatives is described in note (c) below. The Group’s exposure to credit risk is further discussed in the Risk review report.

Of the total loans and receivables from continuing operations held at 31 December 2021, $7 million (31 December 2020: $8 million) are past their due date but are not impaired, of which $2 million are less than one year past their due date (31 December 2020: $1 million). The Group expects full recovery of these loans and receivables.

There are no financial assets that would have been past due or impaired had the terms not been renegotiated in both years.

In addition, the Group did not take possession of any other collateral held as security in both years.

Further details of collateral in place in relation to derivatives, securities lending, repurchase agreements and other transactions are provided in note (c) below.

Foreign exchange risk

As at 31 December 2021, the Group held 26 per cent (31 December 2020: 24 per cent) of its financial assets and 63 per cent (31 December 2020: 57 per cent) of its financial liabilities from continuing operations in currencies mainly USD, other than the functional currency of the relevant business units or the currency to which the functional currency is pegged (eg financial assets and liabilities of USD denominated business in Hong Kong). The exchange risks inherent in these exposures are mitigated through the use of derivatives, mainly forward currency contracts and currency swaps as described in note (b) below.

The amount of exchange loss recognised in the income statement from continuing operations in 2021, except for those arising on financial instruments measured at fair value through profit or loss, is $132 million (2020: $33 million; 2019: $72 million).

(b)    Derivatives and hedging

Derivative financial instruments are used to reduce or manage investment, interest rate and currency exposures, to facilitate efficient portfolio management and for investment purposes.

The Group does not regularly seek to apply fair value or cash flow hedging treatment under IAS 39. The Group has no net investment, fair value or cash flow hedges under IAS 39 at 31 December 2021 and 2020. All derivatives that are not designated as hedging instruments are carried at fair value, with movements in fair value being recorded in the income statement.

Embedded derivatives are embedded within other non-derivative host financial instruments and insurance contracts to create hybrid instruments. Embedded derivatives meeting the definition of an insurance contract are accounted for under IFRS 4. Where economic characteristics and risks of the embedded derivatives are not closely related to the economic characteristics and risks of the host instrument, and where the hybrid instrument is not measured at fair value with the changes in fair value recognised in the income statement, the embedded derivative is required to be bifurcated and carried at fair value as a derivative measured in accordance with IAS 39.

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

All over-the-counter derivative transactions are conducted under standardised ISDA (International Swaps and Derivatives Association Inc) master agreements and collateral agreements are in place between the individual entities and relevant counterparties under each of these market master agreements.

Derivatives are used for efficient portfolio management to obtain cost effective and management of exposure to various markets in accordance with the Group’s investment strategies and to manage exposure to interest rate, currency, credit and other business risks. The Group also uses interest rate derivatives to reduce exposure to interest rate volatility.

(c)    Derecognition, collateral and offsetting

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

The Group has entered into reverse repurchase transactions under which it purchased securities and had taken on the obligation to resell the securities. At 31 December 2021, the fair value of the collateral held in respect of these transactions, which is represented by the purchased securities, was $2,149 million (31 December 2020: $602 million from continuing operations; $1 million from discontinued operations).

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

At 31 December 2021, the Group had $854 million (31 December 2020: $895 million from continuing operations; $1,112 million from discontinued operations) of lent securities and assets subject to repurchase agreements. The cash and securities collateral held or pledged under such agreements were $913 million (31 December 2020: $934 million from continuing operations; $1,113 million from discontinued operations).

Collateral and pledges under derivative transactions

At 31 December 2021, the Group had pledged $99 million (31 December 2020: $85 million from continuing operations; $2,337 million from discontinued operations) for liabilities and held collateral of $50 million (31 December 2020: $181 million from continuing operations; $2,125 million from discontinued operations) in respect of over-the-counter derivative transactions. These transactions are conducted under terms that are usual and customary to collateralised transactions including, where relevant, standard securities lending and repurchase agreements.

The Group has entered into collateral arrangements in relation to over-the-counter derivative transactions, which permit sale or re-pledging of underlying collateral. The Group has not sold any collateral held or re-pledged any collateral.

All over-the-counter derivative transactions are conducted under standardised International Swaps and Derivatives Association (ISDA) master agreements. The collateral management for these transactions is conducted under the usual and customary terms and conditions set out in the Credit Support Annex to the ISDA master agreement.

Other collateral

At 31 December 2021, the Group had no pledged collateral (31 December 2020: $2,614 million from discontinued operations) in respect of other transactions. The 2020 amount principally arose from Jackson’s membership of the Federal Home Loan Bank of Indianapolis (FHLBI) that required Jackson to purchase and hold a minimum amount of FHLBI capital stock, plus additional stock based on outstanding advances in the form of either short-term or long-term notes or funding agreements issued to FHLBI.

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

The following tables present the gross and net information about the Group’s financial instruments subject to master netting arrangements:

	31 Dec 2021 $m
	Gross amount	Related amounts not offset
	included in the	in the balance sheet
	balance	Financial	Cash	Securities
	sheet	instruments	collateral	collateral	Net amount
	note (i)	note (ii)		note (iii)	note (iv)
Financial assets:
Derivative assets	170	(94)	(31)	(1)	44
Reverse repurchase agreements	2,135	—	—	(2,134)	1
Total financial assets	2,305	(94)	(31)	(2,135)	45
Financial liabilities:
Derivative liabilities	(165)	94	63	—	(8)
Securities lending and repurchase agreements	(222)	—	153	69	—
Total financial liabilities	(387)	94	216	69	(8)

	31 Dec 2020 $m
	Gross amount	Related amounts not offset
	included in the	in the balance sheet
	balance	Financial	Cash	Securities	Net
	sheet	instruments	collateral	collateral	amount
	note (i)	note (ii)		note (iii)	note (iv)
Financial assets:
Derivative assets	304	(87)	(151)	—	66
Reverse repurchase agreements	587	—	—	(587)	—
Continuing operations	891	(87)	(151)	(587)	66
Discontinued US operations	2,220	(35)	(1,098)	(891)	196
Total financial assets	3,111	(122)	(1,249)	(1,478)	262
Financial liabilities:
Derivative liabilities	(160)	87	69	—	(4)
Securities lending and repurchase agreements	(271)	—	231	40	—
Continuing operations	(431)	87	300	40	(4)
Discontinued US operations	(1,156)	35	13	1,100	(8)
Total financial liabilities	(1,587)	122	313	1,140	(12)

Notes

(i)	The Group has not offset any of the amounts included in the balance sheet.
(ii)	Represents the amount that could be offset under master netting or similar arrangements where the Group does not satisfy the full criteria to offset in the balance sheet.
(iii)	Excludes initial margin amounts for exchange-traded derivatives.
(iv)	In the tables above, the amounts of assets or liabilities included in the balance sheet would be offset first by financial instruments that have the right of offset under master netting or similar arrangements with any remaining amount reduced by the amount of cash and securities collateral. The actual amount of collateral may be greater than amounts presented in the tables.

C3      Policyholder liabilities and unallocated surplus

C3.1   Policyholder liabilities and unallocated surplus by business type from continuing operations

(a)Movement in policyholder liabilities and unallocated surplus of with-profits funds

The items below represent the amount attributable to changes in policyholder liabilities and unallocated surplus of with-profits funds as a result of each of the components listed for the continuing operations of the Group. The policyholder liabilities shown include investment contracts without discretionary participation features (as defined in IFRS 4) and their full movement in the year. The items are shown gross of external reinsurance.

	With-	Shareholder-backed business		Total
	profits	Unit-linked	Other	continuing
	business	liabilities	business	operations
	$m	$m	$m	$m
At 1 Jan 2020	70,308	28,850	33,598	132,756
Comprising:
- Policyholder liabilities on the balance sheet
(excludes $269,549 million from discontinued US operations)	65,558	23,571	27,000	116,129
- Unallocated surplus of with-profits funds on the balance sheetnote (viii)	4,750	—	—	4,750
- Group’s share of policyholder liabilities relating to joint ventures and associatesnote (i)	—	5,279	6,598	11,877
Premiums:note (ii)
New business	1,338	1,851	2,063	5,252
In-force	8,393	2,358	4,757	15,508
	9,731	4,209	6,820	20,760
Surrendersnotes (ii)(iii)	(797)	(2,982)	(951)	(4,730)
Maturities/deaths/other claim events	(1,595)	(196)	(774)	(2,565)
Net flows	7,339	1,031	5,095	13,465
Shareholders’ transfers post-tax	(116)	—	—	(116)
Investment-related items and other movementsnotes (iv)(vii)	8,127	2,107	7,108	17,342
Foreign exchange translation differencesnote (v)	752	518	838	2,108
At 31 Dec 2020/1 Jan 2021	86,410	32,506	46,639	165,555
Comprising:
- Policyholder liabilities on the balance sheet
(excludes $296,513 million from discontinued US operations)	81,193	25,433	38,107	144,733
- Unallocated surplus of with-profits funds on the balance sheetnote (viii)	5,217	—	—	5,217
- Group's share of policyholder liabilities relating to joint ventures and associatesnote (i)	—	7,073	8,532	15,605
Premiums:note (ii)
New business	1,990	3,038	2,172	7,200
In-force	7,096	2,406	5,286	14,788
	9,086	5,444	7,458	21,988
Surrendersnotes (ii)(iii)	(844)	(3,326)	(734)	(4,904)
Maturities/deaths/other claim events	(2,116)	(215)	(1,123)	(3,454)
Net flows	6,126	1,903	5,601	13,630
Shareholders' transfers post tax	(134)	—	—	(134)
Investment-related items and other movementsnote (iv)	2,499	897	(3,505)	(109)
Foreign exchange translation differencesnote (v)	(899)	(550)	(239)	(1,688)
At 31 Dec 2021	94,002	34,756	48,496	177,254
Comprising:
- Policyholder liabilities on the balance sheet	88,618	25,651	37,646	151,915
- Unallocated surplus of with-profits funds on the balance sheetnote (viii)	5,384	—	—	5,384
- Group's share of policyholder liabilities relating to joint ventures and associatesnote(i)	—	9,105	10,850	19,955

Average policyholder liability balancesnote (vi)
2021	84,905	33,631	47,568	166,104
2020	73,375	30,678	40,119	144,172

Notes

(i)	The Group’s investments in joint ventures and associates are accounted for on an equity method and the Group’s share of the policyholder liabilities as shown above relate to the life business of CPL, India and the Takaful business in Malaysia.
(ii)	The analysis includes the impact of premiums, claims and investment movements on policyholders’ liabilities. The impact does not represent premiums, claims and investment movements as reported in the income statement. For example, premiums shown above exclude any deductions for fees/charges; claims (surrenders, maturities, deaths and other claim events) shown above represent the policyholder liabilities provision released rather than the claims amount paid to the policyholder. The analysis also includes net flows of the Group’s insurance joint ventures and associate.
(iii)	The rate of surrenders for shareholder-backed business (expressed as a percentage of opening policyholder liabilities) is 5.1 per cent in 2021 (2020: 6.3 per cent).
(iv)	Investment-related items and other movements in 2021 primarily represents the effect of higher interest rates on the discount rates applied in the measurement of the policyholder liabilities for other shareholder-backed business and unrealised losses on fixed income assets, partially offset by a higher level of investment return from equities mainly within with-profits and unit-linked funds.
(v)	Movements in the year have been translated at the average exchange rates for the year. The closing balance has been translated at the closing spot rates as at 31 December. Differences upon retranslation are included in foreign exchange translation differences.
(vi)	Average policyholder liabilities have been based on opening and closing balances, adjusted for any acquisitions, disposals and other relevant corporate transactions arising in the year, and exclude unallocated surplus of with-profits funds.
(vii)	The total movement on Africa policyholder liabilities in 2020 included within other business, apart from foreign exchange movements, was included within investment-related items and other movements.
(viii)

Unallocated surplus of with-profits funds represents the excess of assets over policyholder liabilities, determined in accordance with the Group's accounting policies, that have yet to be appropriated between policyholders and shareholders for the Group's with-profits funds in Hong Kong and Malaysia. In Hong Kong, the unallocated surplus includes the shareholders' share of expected future bonuses, with the expected policyholder share being included in policyholder liabilities. Any excess of assets over liabilities and amounts expected to be paid out by the fund on future bonuses is also included in the unallocated surplus.

(b)   Duration of policyholder liabilities

The table below shows the carrying value of policyholder liabilities from continuing operations and the maturity profile of the cash flows on a discounted basis, taking account of expected future premiums and investment returns:

	31 Dec 2021 $m	31 Dec 2020 $m
Policyholder liabilities	151,915	144,733

Expected maturity:	31 Dec 2021%	31 Dec 2020%
0 to 5 years	20	20
5 to 10 years	18	19
10 to 15 years	15	15
15 to 20 years	12	12
20 to 25 years	10	10
Over 25 years	25	24

(c)   Policyholder liabilities and unallocated surplus by operating segment

The table below shows the policyholder liabilities and unallocated surplus from continuing operations, excluding joint ventures and associates and net of external reinsurance, by segment:

	31 Dec 2021 $m	31 Dec 2020 $m
Hong Kong	79,363	73,338
Indonesia	4,257	4,617
Malaysia	8,660	8,756
Singapore	34,361	32,264
Growth markets and other	20,905	19,612
Total segment	147,546	138,587

C3.2      Reconciliation of gross and reinsurers’ share of policyholder liabilities and unallocated surplus

Claims paid include maturities, annuities, surrenders, deaths and other claim events. Maturity claims are recorded as charges on the policy maturity date. Annuity claims are recorded when each annuity instalment becomes due for payment. Surrenders are charged to the income statement when paid. Death and other claims are generally recorded when notified with additional contract liabilities held, where appropriate, for ‘incurred but not reported’ (IBNR) claims.

Further analysis of the movement in the year of the Group’s gross contract liabilities, reinsurers’ share of insurance contract liabilities and unallocated surplus of with-profits funds (excluding those held by joint ventures and associates) is provided below:

		Reinsurers'
	Gross	share of		Unallocated
	insurance	insurance	Investment	surplus of
	contract	contract	contract	with-profits
	liabilities	liabilities	liabilities	funds
	$m	$m	$m	$m
At 1 Jan 2020	(380,143)	13,856	(5,535)	(4,750)
Income and expense included in the income statementnote (i)
From continuing operations	(27,367)	5,885	135	(438)
From discontinued US operations	(27,667)	26,838	214	—
	(55,034)	32,723	349	(438)
Other movementsnote (ii)
From continuing operations	—	—	276	—
From discontinued US operations	—	—	489	—
	—	—	765	—
Foreign exchange translation differences	(1,610)	16	(38)	(29)
Balance at 31 Dec 2020/1 Jan 2021	(436,787)	46,595	(4,459)	(5,217)
Removal of discontinued US operations	293,325	(35,232)	3,188	—
Income and expense included in the income statementnotes (i)(iii)	(9,082)	(1,552)	189	(202)
Other movementsnote(ii)	—	—	(75)	—
Foreign exchange translation differences	1,789	(58)	(3)	35
At 31 Dec 2021	(150,755)	9,753	(1,160)	(5,384)

Notes

(i)	The total charge for benefits and claims from continuing operations shown in the income statement comprises the amounts shown as ‘income and expense included in the income statement’ in the table above together with claims paid of $(8,845) million in the year (2020: $(7,231) million) and claim amounts attributable to reinsurers of $581 million (2020: $428 million).
(ii)	Other movements include premiums received and claims paid on investment contracts without discretionary participating features, which are taken directly to the statement of financial position in accordance with IAS 39.
(iii)	The movement in the gross contract liabilities included the impact of a change in 2021 to allow for illiquidity premium in the calculation of the valuation interest rate (VIR) used to value long-term insurance liabilities in Thailand. The VIR, after allowing for the illiquidity premium, is more reflective of the product characteristics and the effect of the change was such that the accounting mismatch between the valuation of the assets and insurance liabilities is reduced. The change reduced policyholder liabilities of Thailand’s shareholder-backed business by $160 million at 31 December 2021 and is included within short-term fluctuations in investment returns in the Group’s supplementary analysis of profit. It also includes the impact of refinement to the run-off of the allowance for prudence within technical provisions to better reflect the current expectations of the run-off of insurance risk.
(iv)	The segmental analysis of the total charge for benefit and claims and movement in unallocated surplus, net of reinsurance in the income statement is shown below. The CPL segment is a joint venture accounted for using the equity method under IFRS, with the Group’s share of its results net of related tax presented in a single line within the Group’s profit before tax, and therefore not shown in the analysis of benefit and claims items below.

	2021 $m
					Growth
	Hong				markets	Total
	Kong	Indonesia	Malaysia	Singapore	and other	segment
Claims incurred, net of reinsurance	(1,687)	(1,184)	(1,015)	(3,037)	(1,590)	(8,513)
(Increase) decrease in policyholder liabilities, net of reinsurance	(6,088)	167	(260)	(2,856)	(1,159)	(10,196)
Movement in unallocated surplus of with-profits funds	(250)	—	48	—	—	(202)
Benefits and claims and movement in unallocated surplus, net of reinsurance	(8,025)	(1,017)	(1,227)	(5,893)	(2,749)	(18,911)

	2020 $m
					Growth
	Hong				markets	Total
	Kong	Indonesia	Malaysia	Singapore	and other	segment
Claims incurred, net of reinsurance	(1,735)	(942)	(867)	(2,334)	(1,199)	(7,077)
(Increase) decrease in policyholder liabilities, net of reinsurance	(14,168)	260	(773)	(4,284)	(2,108)	(21,073)
Movement in unallocated surplus of with-profits funds	(338)	—	(100)	—	—	(438)
Benefits and claims and movement in unallocated surplus, net of reinsurance	(16,241)	(682)	(1,740)	(6,618)	(3,307)	(28,588)

C3.3      Reinsurers’ share of insurance contract liabilities

The measurement of reinsurance assets is consistent with the measurement of the underlying direct insurance contracts. The treatment of any gains or losses arising on the purchase of reinsurance contracts is dependent on the underlying accounting basis of the entity concerned.

	31 Dec 2021 $m	31 Dec 2020 $m
			Discontinued US
	Group total	Asia and Africa	operations	Group total
Insurance contract liabilities	9,550	11,187	33,881	45,068
Claims outstanding	203	176	1,351	1,527
Total operations	9,753	11,363	35,232	46,595

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

Of the reinsurers’ share of insurance contract liabilities balance of $9,753 million at 31 December 2021 (31 December 2020: $46,595 million), 99 per cent (31 December 2020: 99 per cent) was from reinsurers with rating A- and above by Standard & Poor’s or other external rating agencies.

The reinsurers’ share of insurance contract liabilities for Asia primarily relates to protection business written in Hong Kong. The Group’s Hong Kong business cedes insurance risk to limit exposure to underwriting losses under various agreements that cover individual risks, group risks or defined blocks of business, on a co-insurance, surplus, quota share, or catastrophe excess of loss basis. The amount of each risk retained depends on the evaluation of the specific risk, subject to certain circumstances, to maximum limits based on characteristics of coverage.

For the continuing operations, net commissions received during 2021 on ceded business totalled $285 million (2020: $1,005 million) and claims incurred ceded to external reinsurers totalled $604 million (2020: $432 million). There was $3 million (2020: $1 million) of deferred gains in the year.

C3.4       Products and determining contract liabilities

IFRS 4 requires contracts written by insurers to be classified as either ‘insurance’ contracts or ‘investment’ contracts. The classification of the contract determines its accounting.

Contracts that transfer significant insurance risk to the Group are classified as insurance contracts. This judgement is applied in considering whether the material features of a contract gives rise to the transfer of significant insurance risk, which is made at the point of contract inception and not revisited. For the majority of the Group’s contracts, classification is based on a readily identifiable scenario that demonstrates a significant difference in cash flows if the covered event occurs (as opposed to does not occur) reducing the level of judgement involved.

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

Other investment contracts are measured at amortised cost.

In the Group’s continuing insurance business operations, the table below gives a list of products that fall into each category:

Insurance contracts and investment contracts with discretionary participation features	Investment contracts without discretionary participation features
–With-profits contracts –Unit-linked policies –Health and protection policies –Non-participating term contracts –Whole life contracts	–Minor amounts for a number of small categories of business

The table below provides description of material feature of each of the products listed above for continuing operations, together with how their contract liabilities are determined.

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

In Hong Kong, the unallocated surplus includes the shareholders’ share of expected future bonuses, with the expected policyholder share being included in policyholder liabilities. Any excess of assets over liabilities and amounts expected to be paid out by the fund on future bonuses is also included in the unallocated surplus.

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

Contract type	Description and material features	Determination of liabilities

This is achieved either through adding an explicit allowance above best estimate to the assumptions, or by applying an overlay constraint such that on day one no negative reserves (ie where future premium inflows are expected to exceed future claims and outflows) are derived at an individual policyholder level, or at a product/fund level, or a combination of both. The margin for prudence is released to profit over the life of the contract. Best estimate assumptions are reviewed annually with reference to experience and expectations around the short-term nature of any change (for example increases or decreases in claims levels as a result of Covid-19). Any changes made to best estimate impact the prudence mechanisms described above and, as a consequence, IFRS profit tends to be relatively insensitive to assumption changes made in any given year.

The Hong Kong business unit applies a net premium valuation method (NPV) to determine the future policyholder benefit provisions, subject to minimum floors at the policyholder’s asset share or guaranteed cash surrender value as appropriate.

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

Where the Group writes a put option, which if exercised triggers the purchase of non-controlling interests as part of its business acquisition, the put option is recognised as a financial liability at the acquisition date. Where risks and rewards remain with the non-controlling interests, a corresponding amount is deducted from equity. Any subsequent changes to the carrying amount of the put option liability are also recognised within equity.

Goodwill

Goodwill is capitalised and carried on the Group consolidated statement of financial position as an intangible asset at initial value less any accumulated impairment losses. Goodwill impairment testing is conducted annually and when there is an indication of impairment.

Goodwill shown on the consolidated statement of financial position at 31 December 2021 represents amounts allocated to businesses in Asia and Africa in respect of both acquired asset management and life businesses. There has been no impairment as at 31 December 2021 and 2020.

	2021 $m	2020 $m
Carrying value at 1 Jan	961	969
Exchange differences	(54)	(8)
Carrying value at 31 Dec	907	961

Impairment testing

Goodwill does not generate cash flows independently of other groups of assets and thus is assigned to cash-generating units for the purposes of impairment testing. These cash-generating units (CGUs) are based upon how management monitors the business and represent the lowest level to which goodwill can be allocated on a reasonable basis. Of the carrying value at 31 December 2021, $465 million (31 December 2020: $513 million) relates to asset management business in Thailand and $233 million (31 December 2020: $238 million) relates to the acquisition of UOB Life in Singapore. Other goodwill amounts are allocated across CGUs in Asia and Africa operations, which are not individually material.

Goodwill is tested for impairment by comparing the CGU’s carrying amount, including any goodwill, with its recoverable amount. The Group’s methodology of assessing whether goodwill may be impaired for acquired life and asset management operations is discussed below.

For acquired life businesses, the Group routinely compares the aggregate of net asset value and acquired goodwill on an IFRS basis of the acquired life business with the value of the current in-force business as determined using the EEV methodology. Any excess of IFRS value over EEV carrying value is then compared with EEV basis value of current and projected future new business to determine whether there is any indication that the goodwill in the IFRS statement of financial position may be impaired. The methodology and assumptions underpinning the Group’s EEV basis of reporting are included in the EEV basis supplementary information in this Annual Report.

The goodwill in respect of asset management businesses comprises mainly the goodwill arising from the acquisition of Thanachart Fund Management Co., Ltd in 2019 and TMB Asset Management Co., Ltd in Thailand in 2018. The goodwill impairment testing for these businesses is prepared as a single CGU reflecting that these businesses are managed together. The recoverable amount of these businesses has been determined by calculating the value in use of combined business calculated using a discounted cash flow valuation.

For the combined Thailand asset management business, the valuation is based on a number of key assumptions as follows:

-	Cash flow projections based on the latest five-year business plan/forecast;
-	A constant growth rate of 2.3 per cent on forecast cash flows beyond the terminal year of the cash flow projection period (31 December 2020: 2.3 per cent);
-	The risk discount rate applied in accordance with the nature of the businesses. The pre-tax discount rate applied is 9.0 per cent (31 December 2020: 9.0 per cent); and
-	The continuation of asset management contracts on similar terms.

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

	31 Dec 2021 $m	31 Dec 2020 $m
Deferred acquisition costs and other intangible assets attributable to shareholdersnote (a)	6,809	20,275
Other intangible assets, including computer software, attributable to with-profits funds	49	70
Total of deferred acquisition costs and other intangible assets	6,858	20,345
Analysed as:
Deferred acquisition costs and other intangible assets from continuing operations
Attributable to shareholder-backed businessnote	6,809	6,394
Attributable to with-profits business	49	70
Deferred acquisition costs and other intangible assets from discontinued US operations	—	13,881
Total of deferred acquisition costs and other intangible assets	6,858	20,345

Note

The deferred acquisition costs (DAC) and other intangible assets attributable to shareholders from continuing operations comprise:

	31 Dec 2021 $m	31 Dec 2020 $m
DAC related to insurance contracts as classified under IFRS 4	2,776	2,319
DAC related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	39	34
DAC related to insurance and investment contracts	2,815	2,353
Distribution rights	3,782	3,851
Present value of acquired in-force policies for insurance contracts as classified under IFRS 4	28	34
Other intangibles	184	156
Present value of acquired in-force policies (PVIF) and other intangibles attributable to shareholders	3,994	4,041
Total of DAC and other intangible assets	6,809	6,394

(a)	Movement in DAC and other intangible assets attributable to shareholders

	2021 $m			2020 $m
		PVIF and
		other
	DAC	intangibles	Total	Total
	note (b)	note (c)
Balance at 1 Jan	16,216	4,059	20,275	17,409
Removal of discontinued US operations	(13,863)	(18)	(13,881)	—
Additions	848	337	1,185	2,471
Amortisation to the income statement:
From continuing operations	(343)	(308)	(651)	(518)
From discontinued US operations	—	—	—	374
	(343)	(308)	(651)	(144)
Amortisation of DAC related to the discontinued US operations recognised within other comprehensive income	—	—	—	494
Disposals and transfers	—	(7)	(7)	(12)
Exchange differences and other movements	(43)	(69)	(112)	57
Balance at 31 Dec	2,815	3,994	6,809	20,275

(b)Movement in DAC related to insurance and investment contracts

	2021 $m		2020 $m
	Insurance	Investment	Insurance	Investment
	contracts	contracts	contracts	contracts
		note		note
Balance at 1 Jan	16,182	34	14,206	33
Removal of discontinued US operations	(13,863)	—	—	—
Additions	841	7	1,354	3
Amortisation	(339)	(4)	85	(4)
Exchange differences and other movements	(45)	2	43	2
Change in shadow DAC related to the discontinued US operations	—	—	494	—
Balance at 31 Dec	2,776	39	16,182	34

Note

The carrying amount of the DAC balance relating to investment contracts comprises the following gross and accumulated amortisation amounts:

	31 Dec 2021 $m	31 Dec 2020 $m
Gross amount	55	39
Accumulated amortisation	(16)	(5)
Carrying amount	39	34

(c)Movement in PVIF and other intangibles attributable to shareholders

	2021 $m				2020 $m
			Other				Other
			intangibles				intangibles
		Distribution	(including			Distribution	(including
	PVIF	rights	software)	Total	PVIF	rights	software)	Total
	note (i)	note (ii)	note (iii)		note (i)	note (ii)	note (iii)
Balance at 1 Jan
Cost	177	4,845	424	5,446	175	3,783	379	4,337
Accumulated amortisation	(143)	(994)	(250)	(1,387)	(137)	(812)	(218)	(1,167)
	34	3,851	174	4,059	38	2,971	161	3,170
Removal of discontinued US operations	—	—	(18)	(18)	—	—	—	—
Additions	—	260	77	337	—	1,047	67	1,114
Amortisation charge	(5)	(268)	(35)	(308)	(5)	(180)	(45)	(230)
Disposals and transfers	—	—	(7)	(7)	—	—	(12)	(12)
Exchange differences and other movements	(1)	(61)	(7)	(69)	1	13	3	17
Balance at 31 Dec	28	3,782	184	3,994	34	3,851	174	4,059
Comprising:
Cost	140	5,037	313	5,490	177	4,845	424	5,446
Accumulated amortisation	(112)	(1,255)	(129)	(1,496)	(143)	(994)	(250)	(1,387)
	28	3,782	184	3,994	34	3,851	174	4,059

Notes

(i)	All of the net PVIF balances relate to insurance contracts. The PVIF attaching to investment contracts have been fully amortised.
(ii)	Distribution rights relate to amounts that have been paid or have become unconditionally due for payment as a result of past events in respect of the bancassurance partnership arrangements for the bank distribution of Prudential’s insurance products for a fixed period of time. The distribution rights amounts are amortised on a basis to reflect the pattern in which the future economic benefits are expected to be consumed by reference to new business production levels.
(iii)	Software rights from continuing operations include additions of $61 million, amortisation of $(24) million, disposals of $(2) million, foreign exchange of $(5) million and closing balance at 31 December 2021 of $114 million (31 December 2020: $84 million).

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

C5.1  Core structural borrowings of shareholder-financed businesses

	31 Dec 2021 $m	31 Dec 2020 $m
Continuing operations:
Subordinated debt:
US$250m 6.75% Notesnote (i)	—	250
US$300m 6.5% Notesnote (i)	—	300
US$700m 5.25% Notesnote (i)	—	700
US$1,000m 5.25% Notesnote (i)	1,000	999
US$725m 4.375% Notesnote (iii)	725	723
US$750m 4.875% Notes	748	746
€20m Medium Term Notes 2023	23	24
£435m 6.125% Notes 2031	584	590
US$1,000m 2.95% Notes 2033note (ii)	995	—
Senior debt:note (iv)
£300m 6.875% Notes 2023	404	406
£250m 5.875% Notes 2029	313	312
$1,000m 3.125% Notes 2030	985	983
Bank loans:
$350m Loan 2024	350	350
Total continuing operations	6,127	6,383
Discontinued US operations: Jackson US$250m 8.15% Surplus Notes 2027		250
Total core structural borrowings of shareholder-financed businesses		6,633

Notes

(i)	The US$250 million, US$300 million, US$700 million notes were redeemed on 23 December 2021 and the US$1,000 million notes were redeemed on 20 January 2022 using the proceeds from the issuance of ordinary shares during the year as discussed in note C8.
(ii)	In November 2021, the Company issued US$1,000 million 2.95 per cent subordinated debt maturing on 3 November 2033 with proceeds, net of costs, of $995 million.
(iii)	The US$725 million note was redeemed on 20 January 2022 using the proceeds from the US$1,000 million subordinated debt issued in November 2021.
(iv)	The senior debt ranks above subordinated debt in the event of liquidation.

C5.2  Operational borrowings

	31 Dec 2021 $m	31 Dec 2020 $m
Shareholder-financed business:
Borrowings in respect of short-term fixed income securities programmes – commercial paper	500	501
Lease liabilities under IFRS 16	209	251
Other borrowings	10	—
Operational borrowings from continuing operations	719	752
Discontinued US operationsnote		1,498
Group total operational borrowings attributable to shareholder-financed businesses		2,250

With-profits business:
Lease liabilities under IFRS 16	138	194
Other borrowings	4	—
Group total operational borrowings	861	2,444

Note

Operational borrowings from discontinued US operations can be analysed as follows:

31 Dec 2020 $m
Non-recourse borrowings of consolidated investment funds	994
Lease liabilities under IFRS 16	51
Senior debt issued through the Federal Home Loan Bank of Indianapolis (FHLB)	453
Operational borrowings from discontinued US operations	1,498

C6     Risk and sensitivity analysis

Group overview

The Group’s risk framework and the management of risks attaching to the Group’s financial statements including financial assets, financial liabilities and insurance liabilities, together with the inter-relationship with the management of capital, have been included in the audited sections of the Risk review report.

The financial and insurance assets and liabilities on the Group’s statement of financial position are, to varying degrees, subject to market and insurance risk and other changes of experience assumptions that may have a material effect on IFRS basis profit or loss and shareholders’ equity. The market and insurance risks and also ESG-related risks, including how they affect Group’s operations and how these are managed are discussed in the Risk review report referred to above. The ESG-related risks discussed in the Risk review report include in particular the potential long-term impact of environmental risks associated with climate change (including physical and transition risks) on the Group’s investments and liabilities. During 2021, the Group continued developing its scenario testing approach for climate change and applied three commonly used scenarios of plausible global responses to climate change to identify risks over the short, medium and long term. Each scenario is translated into potential sensitivities to economic factors, using third party calibrated inputs, which have then been applied during the year to the Group’s starting assets and liabilities to quantify possible future impacts thereon. Though the Group remains exposed to financial impact from plausible global responses addressing climate change, the results for each scenario are not outside observed market volatility experienced and therefore do not indicate the need for explicit allowance for climate change within the current valuations. In addition, given the nature of the business, the impact of climate change does not directly alter the Group’s assumptions for claims and lapses for its insurance business based on the annual review of experience. If experience or exposure changes, for example due to a step change in long-term morbidity and/or mortality expectations in a particular region due to climate events, the financial impacts from climate-related risks on our insurance liabilities could be more significant and would be allowed for as part of the regular review.

The most significant items that the IFRS shareholders’ profit or loss and shareholders’ equity for the Group’s life assurance business are sensitive to, are shown in the following tables. The distinction between direct and indirect exposure is not intended to indicate the relative size of the sensitivity.

Type of business	Market and credit risk	Insurance and lapse risk

All insurance business		Mortality and/or morbidity risk Persistency risk
With-profits business	Net neutral direct exposure (indirect exposure to investment performance, which is subject to smoothing through declared bonuses)
Unit-linked business	Net neutral direct exposure (indirect exposure to investment performance, through asset management fees)
Non-participating business

Asset/liability mismatch risk which results in sensitivity to interest rates and credit spreads, particularly for operations where the insurance liability basis is sensitive to current market movements

Profit and shareholders’ equity are also sensitive to the impact of current market movements on assets held in excess of non-participating policyholder liabilities

Indirect exposure to investment performance through policyholder charges and guarantees in some cases

Sensitivity analyses of IFRS shareholders’ equity to key market and other risks for the continuing insurance operations are provided in section C6.1 below. The sensitivity analyses provided show the effect on shareholders’ equity to changes in the relevant risk variables, all of which are considered to be reasonably possible at the relevant balance sheet date.

The sensitivities reflect all consequential impacts from market movements at the valuation date.

The sensitivity of the Group’s Eastspring and central operations to market risks is discussed in section C6.2.

The Group benefits from diversification benefits achieved through the geographical spread of the Group’s operations and, within those operations, through a broad mix of product types. These benefits are not reflected in the simplified sensitivities below.

Relevant correlation factors include:

–Correlation across geographic regions for both financial and non-financial risk factors; and

–Correlation across risk factors for mortality and morbidity, expenses, persistency and other risks.

The geographical diversity of the Group’s business means that it has some exposure to the risk of foreign exchange rate fluctuations. The Group has no exposure to currency fluctuation from business units that operate in USD, or currencies pegged to the USD (such as HKD), and reduced exposure to currencies partially managed to the USD within a basket of currencies (such as SGD). Sensitivities to exchange rate movements in the Group’s key markets are therefore expected to be limited.

C6.1    Continuing insurance operations

(a)   Sensitivity to key market risks

The table below shows the sensitivity of shareholders' equity as at 31 December 2021 and 2020 for continuing insurance operations to the following market risks:

–	1 per cent increase and 0.5 per cent decrease in interest rates (based on local government bond yields at the valuation date) in isolation and subject to a floor of zero; and
–	Instantaneous 10 per cent rise and 20 per cent fall in the market value of equity and property assets. The equity risk sensitivity analysis assumes that all equity indices fall by the same percentage.

The sensitivities below only allow for limited management actions such as changes to policyholder bonuses, where applicable. If the economic conditions set out in the sensitivities persisted, the financial impacts may differ to the instantaneous impacts shown below. Given the continuous risk management processes in place, management could take additional actions to help mitigate the impact of these stresses, including (but not limited to) rebalancing investment portfolios, increased use of reinsurance, repricing of in-force benefits, changes to new business pricing and the mix of new business being sold. The sensitivities reflect all consequential impacts from market movements at the valuation date. Where liabilities are directly valued using short-term historic average rates, the average interest rates in the sensitivities are adjusted accordingly and reflected in the impact on these liabilities. These sensitivities do not include credit risk sensitivities, such as movements in credit spreads, and hence the valuation of debt securities and policyholder liabilities. A one-letter credit downgrade in isolation (ie ignoring any consequential change in valuation) would not have a material impact on IFRS profit or shareholders’ equity.

Net effect on shareholders' equity from continuing insurance operations	31 Dec 2021 $m	31 Dec 2020 $m
Shareholders’ equity from continuing insurance operations	14,289	12,861
Sensitivity to key market risks*:
Interest rates and consequential effects – 1% increase	(796)	(318)
Interest rates and consequential effects – 0.5% decrease	137	(1,274)
Equity/property market values – 10% rise	372	410
Equity/property market values – 20% fall	(787)	(848)
*

The effect from the changes in interest rates or equity and property prices above, if they arose, would impact profit after tax for the continuing insurance operations and would mostly be recorded within short-term fluctuations in investment returns. The impact on profit after tax would be the same as the net effect on shareholders’ equity. In the context of the Group, the results of the Africa insurance operations are not materially impacted by interest rate or equity rate changes.

The degree of sensitivity of the results of the non-linked shareholder-backed business of the continuing insurance operations to movements in interest rates depends upon the degree to which the liabilities under the ‘grandfathered’ IFRS 4 measurement basis reflects market interest rates from period to period. This varies by business unit.

For example:

–

Certain businesses (Taiwan and India) apply US GAAP, for which the results can be more sensitive as the effect of interest rate movements on the backing investments may not be offset by liability movements;

–	The level of options and guarantees in the products written in a particular business unit will affect the degree of sensitivity to interest rate movements; and
–	The degree of sensitivity of the results is dependent on the interest rate level at that point of time.

The sensitivity of the insurance operations presented as a whole at a given point in time will also be affected by a change in the relative size of the individual businesses.

The ‘increase of 1%’ sensitivities reflects that, at the current level of interest rates, for many operations the impact of interest rate movements on the value of government and corporate bond investments dominates, namely bonds are expected to decrease in value as interest rates increase to a greater extent than the offsetting decrease in liabilities from a corresponding change in discount rates. This arises because the discount rate in some operations does not fluctuate in line with interest rate movements together with the fact that, for operations where the discount rate does fluctuate in line with interest rate movements, at higher levels of interest rates, liabilities of these operations become less sensitive to interest rate movements and the effects on assets becomes more dominant. While interest rates have been rising steadily and may rise further in response to increasing inflationary pressures, the Group believes the 'increase of 1%' sensitivities continues to reflect the effect of a reasonably possible change at 31 December 2021 based on the latest market expectation of interest rate changes.

The ‘decrease of 0.5%’ sensitivities at 31 December 2020, when rates were historically low reflected that some business units’ liabilities become more sensitive at a further decrease in interest rates and the increase in liabilities as rates decrease begin to exceed asset gains. The prudent nature of some of the regulatory regimes of the Group's markets can lead to duration of liabilities that are longer than would be expected on a more economic basis and hence results in a mismatch with the assets that are managed on a more realistic basis. As noted above, the results only allow for limited management actions, and if a lower interest scenario persisted for a longer period management could take additional actions to manage the impact of these stresses, including (but not limited to) rebalancing investment portfolios, increased use of reinsurance, changes to new business pricing and the mix of new business being sold.

Following increases in interest rates over 2021, under a 0.5% decrease of interest rate scenario for most operations asset gains exceed the increases in liabilities resulting in an overall small positive impact of an instantaneous decrease of rates.

Generally, changes in equity and property investment values are not directly offset by movements in non-linked policyholder liabilities. Movements in equities backing with-profits and unit-linked business have been excluded as they are generally matched by an equal movement in insurance liabilities (including unallocated surplus of with-profits funds). The impact on changes to future profitability as a result of changes to the asset values within unit-linked or with-profits funds have not been included in the instantaneous sensitivity above. The estimated sensitivities shown above include equity and property investments held by the Group’s joint venture and associate businesses.

(b)Sensitivity to insurance risk

For insurance operations, adverse persistency experience can impact the IFRS profitability of certain types of business written in the region. This risk is managed at a local business unit level through regular monitoring of experience and the implementation of management actions as necessary. These actions could include product enhancements, increased management focus on premium collection, as well as other customer retention efforts. The potential financial impact of lapses is often mitigated through the specific features of the products, eg surrender charges, or through the availability of premium holiday or partial withdrawal policy features. The reserving basis, as discussed in note A3.1(a) and C3.4, is generally such that a change in lapse assumptions has an immaterial effect on immediate profitability.

Many of the business units are exposed to mortality and morbidity risk and a provision is made within policyholder liabilities to cover the potential exposure. If all these assumptions were strengthened by 5 per cent then it is estimated that post-tax profit and shareholders’ equity would decrease by approximately $108 million (2020: $77 million). Weakening these assumptions by 5 per cent would have a similar opposite impact.

C6.2 Eastspring and central operations

The profit for the year of Eastspring is sensitive to the level of assets under management, as this significantly affects the value of management fees earned by the business in the current and future periods. Assets under management will rise and fall as market conditions change, with a consequential impact on profitability.

Eastspring and central operations do not hold significant financial investments. At 31 December 2020, the financial investments of the central operations were principally short-term treasury bills and money market funds held by the Group’s treasury function for liquidity purposes and so there is limited sensitivity to interest rate movements. At 31 December 2021, in addition to these financial investments, the central operations also held the 18.4 per cent economic interest in the equity securities of Jackson. These equity securities are listed on the New York Stock Exchange and classified as ‘available-for-sale’ with a fair value of $683 million at 31 December 2021. If the value of these securities decreased by 20 per cent, the change in valuation would be $(137) million, which would reduce shareholders’ equity by this amount before tax, all of which would pass through other comprehensive income outside of the profit or loss.

C7    Tax assets and liabilities

Accounting policies on deferred tax are included in note B3.

C7.1   Current tax

At 31 December 2021, of the $20 million (31 December 2020: $11 million) current tax recoverable from continuing operations, the majority is expected to be recovered more than 12 months after the reporting period.

At 31 December 2021, the current tax liability from continuing operations of $185 million (31 December 2020: $270 million) includes $42 million (31 December 2020: $110 million) of provisions for uncertain tax matters. Further detail is provided in note B3.2.

C7.2  Deferred tax

The statement of financial position contains the following deferred tax assets and liabilities in relation to:

	2021 $m
				Other
				movements
				including
		Removal of	Movement in	foreign
	Balance	discontinued	income	exchange	Balance
	at 1 Jan	US operations	statement	movements	at 31 Dec
Deferred tax assets
Unrealised losses or gains on investments	—	—	3	—	3
Balances relating to investment and insurance contracts	87	—	(16)	(37)	34
Short-term temporary differences	4,662	(4,513)	15	(2)	162
Unused tax losses	109	(29)	(14)	1	67
Total	4,858	(4,542)	(12)	(38)	266

Deferred tax liabilities
Unrealised losses or gains on investments	(1,063)	691	127	3	(242)
Balances relating to investment and insurance contracts	(1,765)	—	(433)	73	(2,125)
Short-term temporary differences	(3,247)	2,832	(87)	7	(495)
Total	(6,075)	3,523	(393)	83	(2,862)

	2020 $m
				Other
			Movement	movements
			through	including
		Movement in	other	foreign
	Balance	income	comprehensive	exchange	Balance
	at 1 Jan	statement	income	movements	at 31 Dec
Deferred tax assets
Unrealised losses or gains on investments	—	—	—	—	—
Balances relating to investment and insurance contracts	32	55	—	—	87
Short-term temporary differences	133	14	—	2	149
Unused tax losses	106	(31)	—	5	80
Total continuing operations	271	38	—	7	316
Discontinued US operations	3,804	732	—	6	4,542
Group total	4,075	770	—	13	4,858

Deferred tax liabilities
Unrealised losses or gains on investments	(289)	(78)	—	(5)	(372)
Balances relating to investment and insurance contracts	(1,507)	(235)	—	(23)	(1,765)
Short-term temporary differences	(350)	(53)	—	(12)	(415)
Total continuing operations	(2,146)	(366)	—	(40)	(2,552)
Discontinued US operations	(3,091)	(324)	(102)	(6)	(3,523)
Group total	(5,237)	(690)	(102)	(46)	(6,075)

At 31 December 2021, no deferred tax asset has been recognised in respect of unused tax losses and temporary deductible differences of $1,382 million (31 December 2020: $991 million from continuing operations) which have a potential tax benefit of $264 million (31 December 2020: $191 million). Of the potential tax benefit, $23 million relates to unused tax losses that will expire within the next ten years, and the remainder ($241 million) has no expiry date.

Some of the Group’s businesses are located in jurisdictions in which a withholding tax charge is incurred upon the distribution of earnings. At 31 December 2021, deferred tax liabilities from continuing operations of $330 million (31 December 2020: $323 million) have not been recognised in respect of such withholding taxes as the Group is able to control the timing of the distributions and it is probable that the timing differences will not reverse in the foreseeable future.

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

	2021			2020
Issued shares of 5p each fully paid	Number of ordinary	Share	Share	Number of ordinary	Share	Share
	shares	capital	premium	shares	capital	premium
		$m	$m		$m	$m
Balance at 1 Jan	2,609,489,702	173	2,637	2,601,159,949	172	2,625
Shares issued under share-based schemes	6,142,213	—	8	8,329,753	1	12
Shares issued under Hong Kong public offer and international placing in 2021 (see below)	130,780,350	9	2,365	—	—	—
Balance at 31 Dec	2,746,412,265	182	5,010	2,609,489,702	173	2,637

Options outstanding under save as you earn schemes to subscribe for shares at each year end shown below are as follows:

	Number of
	shares to	Share price range
	subscribe for	from		to		Exercisable by year
31 Dec 2021	2,022,535	964	p	1,455	p	2027
31 Dec 2020	2,320,320	964	p	1,455	p	2026

Transactions by Prudential plc and its subsidiaries in Prudential plc shares

The Group buys and sells Prudential plc shares (‘own shares’) in relation to its employee share schemes. The cost of own shares of $267 million at 31 December 2021 (31 December 2020: $243 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans. At 31 December 2021, 11.7 million (31 December 2020: 11.2 million) Prudential plc shares with a market value of $201 million (31 December 2020: $205 million) were held in such trusts, all of which are for employee incentive plans. The maximum number of shares held during the year was 15.1 million which was in March 2021.

Within the trusts, shares are notionally allocated by business unit reflecting the employees to which the awards were made.

The Company purchased the following number of shares in respect of employee incentive plans:

	2021				2020
	Number	Share price			Number	Share price
	of shares	Low	High	Cost	of shares	Low	High	Cost
		£	£	$		£	£	$
January	74,817	14.12	14.48	1,443,158	62,395	14.42	14.68	1,195,275
February	69,865	12.42	12.96	1,251,067	62,680	14.57	14.60	1,183,717
March	55,545	14.91	15.49	1,189,784	79,057	11.18	11.40	1,110,374
April	2,438,884	15.45	15.55	52,512,098	5,363,563	10.21	10.48	68,010,967
May	52,989	15.82	15.96	1,183,836	81,377	11.16	11.30	1,117,783
June	121,472	14.62	14.89	2,508,974	167,724	11.86	12.67	2,540,749
July	60,473	13.62	13.78	1,145,078	87,239	12.30	12.51	1,365,109
August	57,004	14.20	14.37	1,128,450	72,287	12.21	12.33	1,167,008
September	312,226	14.89	15.24	7,961,098	75,368	11.61	11.68	1,138,447
October	436,771	14.48	14.99	8,410,274	116,802	11.49	11.71	1,764,694
November	53,867	14.77	14.83	1,072,374	74,178	10.62	12.76	1,233,127
December	76,926	13.20	13.24	1,355,942	70,814	12.78	12.83	1,217,842
Total	3,810,839			81,162,133	6,313,484			83,045,092

The cost in USD shown has been calculated from the share prices in pounds sterling using the monthly average exchange rate for the month in which those shares were purchased.

The share transactions in respect of employee incentive plans as shown in the table above were made on an exchange other than the Stock Exchange of Hong Kong. In the future, the Company intends to make share purchases on the Stock Exchange of Hong Kong for the purpose of the employee incentive plans.

On 4 October 2021, Prudential completed the issuance of 130.8 million new ordinary shares on the Hong Kong Stock Exchange through a concurrent public offer to Hong Kong retail investors (including eligible employees and agents of Prudential) and international placing to global investors (together, the ‘Share Offer’). Approximately 6.5 million shares were allocated to the public offer and approximately 124.2 million shares were allocated to the international placing. The final offer price was set at HK$143.80 per share and the net proceeds from the Share Offer, after deduction of the underwriting fees and other estimated expenses payable in connection with the Share Offer of US$41 million, was approximately HK$18.5 billion or US$2.4 billion (equating to US $18.34 per share). On 25 September 2021, the day the final offer price was announced, the latest available market price of the issued shares was HK$147.70 per share. The final offer price of HK$143.80 per share, equivalent to £13.51, represented a 2.9 per cent discount to the last London closing price of £13.92 on 24 September 2021. This discount does not take into account the US$41 million of underwriting fees and estimated expenses payable in connection with the Share Offer.

The new shares have also been listed on the Singapore Stock Exchange and the London Stock Exchange. In the three-year period preceding the Share Offer, the percentage increase in issued share capital due to non pre-emptive issuances (excluding employee and agency share schemes) for cash was 5 per cent. The majority of the net proceeds (approximately HK$17.5 billion or US$2.3 billion) from the Share Offer have been utilised to redeem four existing high coupon debt in December 2021 and January 2022 as shown in note C5.1, with the remaining net proceeds expected to contribute to Prudential's central stock of liquidity, in order to further increase Prudential's financial flexibility. The above use of proceeds is consistent with the intended use of proceeds previously disclosed in Prudential's prospectus for this Share Offer.

C9   Provisions

	31 Dec 2021 $m	31 Dec 2020 $m
Staff benefits provisionsnote (i)	355	328
Other provisions	17	22
Total provisionsnote (ii)	372	350

Notes

(i)	Provisions for staff benefits are generally expected to be paid out within the next three years.
(ii)	Analysis of movement in total provisions is shown below:

	2021 $m	2020 $m
Balance at 1 Jan	350	466
Removal of discontinued US operations	(14)	—
Charged (credited) to income statement:
Additional provisions	263	128
Unused amounts released	(15)	(13)
Utilisation during the year	(204)	(241)
Exchange differences	(8)	10
Balance at 31 Dec	372	350

C10     Capital

C10.1  Group objectives, policies and processes for managing capital

(a)     Capital measure

The Group manages its Group GWS capital resources as its measure of capital. At 31 December 2021, estimated Group shareholder GWS capital resources from continuing operations is $16.9 billion (31 December 2020: $12.8 billion). The 31 December 2020 capital resources have been restated from those previously disclosed on a LCSM basis to reflect the treatment of grandfathered debt instruments under the GWS Framework, which increased eligible group capital resources by $1.6 billion compared to the LCSM basis. The 31 December 2020 Group GWS capital results are presented on a Group excluding Jackson basis before including the value of the Group’s retained interest in Jackson Financial Inc.

(b)    External capital requirements

Prudential plc is subject to the Group-wide Supervision (GWS) Framework issued by the Hong Kong Insurance Authority (IA). The GWS Framework became effective for Prudential upon designation by the Hong Kong IA on 14 May 2021 and replaced the local capital summation method (LCSM) which was used for determination of the 31 December 2020 Group capital position as agreed with the Hong Kong IA.

The GWS methodology is largely consistent with that previously applied under LCSM with the exception of the treatment of debt instruments which are subject to transitional arrangements under the GWS Framework. Under the GWS Framework, all debt instruments (senior and subordinated) issued by Prudential plc at the 31 December 2021 are included as GWS eligible group capital resources. This includes debt issued at the date of designation which met the transitional conditions set by the Hong Kong IA and have not since been redeemed and debt issued since the date of designation which met the qualifying conditions as set out in the Insurance (Group Capital) Rules. Under the LCSM, only specific bonds (being those subordinated debt instruments issued by Prudential plc at the date of demerger of M&G plc) were included as eligible group capital resources.

Prudential applies the Insurance (Group Capital) Rules set out in the GWS Framework to determine group regulatory capital requirements (both minimum and prescribed levels). The summation of local statutory capital requirements across the Group is used to determine group regulatory capital requirements, with no allowance for diversification between business operations. The GWS eligible group capital resources are determined by the summation of capital resources across local solvency regimes for regulated entities and IFRS shareholders’ equity, with adjustments where applicable, for non-regulated entities.

More details on Group capital are given in section I(i) in the Additional unaudited financial information section.

(c)   Meeting of capital management objectives

The GWS group capital adequacy requirements have been met since the GWS Framework became effective for Prudential upon designation. This includes maintaining total eligible group capital resources in excess of the group prescribed capital requirement of the supervised group and maintaining Tier 1 group capital resources in excess of the group minimum capital requirement of the supervised group.

As well as holding sufficient capital to meet GWS requirements at Group level, the Group also closely manages the cash it holds within its central holding companies so that it can:

-	Fund new opportunities;
-	Maintain flexibility and absorb shock events;
-	Cover central costs; and
-	Fund dividends.

Reserve adequacy testing under a range of scenarios and dynamic solvency testing is carried out, including under certain scenarios mandated by the local regulators.

The Group monitors regulatory capital, economic capital and rating agency capital metrics and manages the business within its risk appetite by remaining within its economic and regulatory capital limits.

The Group's capital management framework focuses on achieving sustainable, profitable growth and retaining a resilient balance sheet, with a disciplined approach to active capital allocation.

The sensitivity of liabilities and other components of total capital vary depending upon the type of business concerned and this conditions the approach to asset/liability management.

C10.2  Local capital regulations

(a)     Insurance operations

The local valuation basis for the assets, liabilities and capital requirements of significant insurance operations are:

CPL

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

The CBIRC has released the final regulations of C-ROSS Phase II which becomes effective in the first quarter of 2022. The main updates to the local regulation are to introduce explicit tiering and admissibility rule of negative reserves in the capital resources and further updates to the risk calibrations used in calculating capital requirements.

Hong Kong

The capital requirements set out in the regulations vary by underlying risk type and duration of liabilities but are generally determined as a percentage of mathematical reserves and capital at risk.

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

The Hong Kong IA has developed a risk-based capital framework which values technical provisions on a best estimate basis together with a margin over current estimates and the capital requirements are risk-based. In February 2022 Prudential Hong Kong Limited submitted an application to the Hong Kong IA to early adopt this new risk-based capital framework for local statutory reporting.

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

The capital resources are based on assets that are marked-to-market, with policyholder liabilities based on a gross premium valuation method using best estimate assumptions with a suitable margin for prudence. Liabilities are zeroised at a fund level (ie negative liabilities are not permitted at a fund level). The BNM has initiated a review of its RBC framework. A discussion paper on the design of the updated RBC framework was issued on 30 June 2021 with industry feedback provided by 30 September 2021. The BNM have yet to issue their final technical specification and the exact timing of implementation of potential revisions remains uncertain, these would need to be subject to quantitative impact studies and parallel run prior to introduction.

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

(b)   Asset management operations – regulatory and other surplus

Certain asset management subsidiaries of the Group are subject to local regulatory requirements. The movement in the year of the estimated surplus regulatory capital position of those subsidiaries, combined with the movement in the IFRS basis shareholders’ equity for unregulated asset management operations from continuing operations, is as follows:

	2021 $m	2020 $m
Balance at 1 Jan	459	376
Gains during the year	266	223
Movement in capital requirement	3	48
Capital injection	6	65
Distributions made to the parent company	(201)	(204)
Exchange and other movements	(5)	(49)
Balance at 31 Dec	528	459

C10.3  Transferability of capital resources

The amounts retained within the insurance companies are at levels that provide an appropriate level of capital strength in excess of the local regulatory minimum. The businesses may, in general, remit dividends to parent entities, provided the statutory insurance fund meets the local regulatory solvency requirements and there are sufficient statutory accounting profits. For with-profits funds, the excess of assets over liabilities is retained within the funds, with distribution to shareholders tied to the shareholders’ share of declared bonuses.

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

A reconciliation of the carrying amount of the Group's property, plant and equipment from the beginning to the end of the years shown is as follows:

	2021 $m				2020 $m
	Group				Group
	occupied	Tangible	Right-of-		occupied	Tangible	Right-of-
	property	assets	use assets	Total	property	assets	use assets	Total
Balance at 1 Jan
Cost	355	707	710	1,772	351	687	734	1,772
Accumulated depreciation	(88)	(523)	(268)	(879)	(76)	(490)	(141)	(707)
Opening net book amount	267	184	442	893	275	197	593	1,065
Removal of discontinued US operations	(242)	(32)	(35)	(309)	—	—	—	—
Additions	—	36	59	95	3	56	21	80
Depreciation and impairment charge	(1)	(45)	(123)	(169)	(9)	(64)	(145)	(218)
Disposals, transfers and lease modifications	—	—	(22)	(22)	(3)	(13)	(25)	(41)
Effect of movements in exchange rates	(1)	(3)	(6)	(10)	1	8	(2)	7
Balance at 31 Dec	23	140	315	478	267	184	442	893
Representing:
Cost	33	489	678	1,200	355	707	710	1,772
Accumulated depreciation	(10)	(349)	(363)	(722)	(88)	(523)	(268)	(879)
Closing net book amount	23	140	315	478	267	184	442	893

The Group does not have any right-of-use assets that would meet the definition of investment property. As at 31 December 2021, total right-of-use assets comprised $311 million (31 December 2020: $402 million from continuing operations; $27 million from discontinued operations) of property and $4 million (31 December 2020: $5 million from continuing operations; $8 million from discontinued operations) of non-property assets. Of the $315 million (31 December 2020: $407 million from continuing operations; $35 million from discontinued operations) total right-of-use assets, $128 million (31 December 2020: $182 million from continuing operations) were held by the Group’s with-profits businesses.

Extension and termination options are included in a number of property and equipment leases across the Group. These are used to maximise operational flexibility in terms of managing the assets used in the Group’s operations. The majority of extension and termination options held are exercisable only by the Group and not by the respective lessor. The Group assesses at lease commencement whether it is reasonably certain to exercise the option. This assertion is revisited if there is a material change in circumstances. As at 31 December 2021, the undiscounted value of lease payments beyond the break period not recognised in the lease liabilities from continuing operations is $201 million (31 December 2020: $179 million).

The Group has non-cancellable property subleases which have been classified as operating leases under IFRS 16. The sublease rental income received in 2021 for the leases is $6 million (2020: $6 million from continuing operations).

Tangible assets

At 31 December 2021, of the $140 million (31 December 2020: $152 million from continuing operations; $32 million from discontinued operations) tangible assets, $63 million (31 December 2020: $72 million from continuing operations) were held by the Group’s with-profits businesses.

Capital expenditure: property, plant and equipment by segment

The capital expenditure on property, plant and equipment from continuing operations in 2021 of $36 million (2020: $57 million) arose as follows:

	2021 $m	2020 $m
Hong Kong	9	10
Indonesia	1	1
Malaysia	2	3
Singapore	1	5
Growth markets and other	19	14
Eastspring	3	2
Total segment	35	35
Unallocated to a segment (central operations)	1	22
Total capital expenditure on property, plant and equipment from continuing operations	36	57

D     Other information

D1Corporate transactions

D1.1  (Loss) gain attaching to corporate transactions

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

	2021 $m	2020 $m	2019 $m
Loss attaching to corporate transactions as shown separately on the consolidated income statementnote	(35)	(30)	(142)
(Loss) gain arising on reinsurance transaction undertaken by the Hong Kong business	(59)	765	—
Total (loss) gain attaching to corporate transactions from continuing operationsnote B1.1	(94)	735	(142)

Note

The loss attaching to corporate transactions includes $(30) million incurred by Prudential plc during the year (2020: $(20) million) of costs associated with the separation of Jackson. Additionally, the 2021 amount includes $(28) million of payment for the termination of loss of office made to the former chief executive of Jackson as discussed further in note D4. These charges are partially offset by a gain of $23 million on the repurchase by Jackson of a portion of the Group’s retained interest in the company in December 2021, as described further in note D1.2.

D1.2  Discontinued US operations

On 13 September 2021, the Group completed the separation of its US operations (Jackson) through a demerger, whereby shares in Jackson, representing 70.1 per cent voting interest (69.2 per cent economic interest) were distributed to Prudential shareholders. In accordance with IFRS 5 ‘Non-current assets held for sale and discontinued operations’, the US operations have been classified as discontinued within these consolidated financial statements. The 2021 income statement includes the results of Jackson up to 13 September 2021, the date of demerger.

At the point of demerger, Prudential plc retained a 19.9 per cent non-controlling voting interest (19.7 per cent economic interest) in Jackson, which is reported within the consolidated financial position as a financial investment at fair value and is included in 'Unallocated to a segment (central operations)' for segmental analysis. This investment has been classified as available-for-sale under IAS 39. On 13 December 2021, Jackson announced, as part of its previously disclosed $300 million share repurchase program, the repurchase of 2,242,516 shares of its Class A common stock from Prudential. With this repurchase activity, Prudential’s remaining economic interest in Jackson was 18.4 per cent as of 31 December 2021 (18.5 per cent voting interest). Subject to market conditions, the Group intends to monetise a further portion of this investment to support its investment in Asia within 12 months of the demerger, such that the Group will own less than 10 per cent at the end of such period.

In accordance with IFRIC 17, ‘Distribution of non-cash assets to owners’, at the point of demerger, Jackson was remeasured to fair value and a loss on remeasurement to fair value has been recognised of $(8,259) million within the results of discontinued operations. $(7,341) million of this remeasurement relates to the Group’s 88.9 per cent economic interest in Jackson, with the remaining $(918) million attributable to non-controlling interests. The fair value has been determined with reference to the opening quoted price of Jackson shares on the New York Stock Exchange as at the date of demerger on 13 September 2021.

Accordingly, the value of the dividend in specie representing a 70.1 per cent voting interest (69.2 per cent economic interest) of Jackson distributed to shareholders was $(1,735) million. At the point of demerger, Athene Life Re Ltd. retained its existing 9.9 per cent voting interest (11.1 per cent economic interest) in Jackson.

The results for the discontinued US operations presented in the consolidated financial statements for the period up to the demerger in September 2021 are analysed below.

Critical accounting policies applied for the discontinued US operations

The policyholder liabilities for Jackson’s conventional protection-type policies were determined under US GAAP principles with locked in assumptions for mortality, interest, policy lapses and expenses along with provisions for adverse deviations. For other policies, the policyholder liabilities included the policyholder account balance. For those investment contracts with fixed and guaranteed terms, Jackson used the amortised cost model to measure the liability.

Jackson applied FASB ASU 2010-26 on ‘Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts’ and capitalised only those incremental costs directly relating to successfully acquiring a contract. Under US GAAP, most of Jackson’s products were accounted for under Accounting Standards Codification Topic 944, Financial Services – Insurance of the Financial Accounting Standards Board (ASC 944) whereby deferred acquisition costs are amortised in line with expected gross profits. The majority of Jackson’s DAC relates to its variable annuities business. For variable annuity business, a key assumption is the long-term investment return from the separate accounts. Jackson made certain adjustments to the DAC assets which were recognised directly in other comprehensive income (‘shadow accounting’) to match the recognition of unrealised gains or losses on available-for-sale securities causing the adjustments.

Debt securities of Jackson were designated as available-for-sale with value movements, unless impaired, being recorded as movements within other comprehensive income. Impairments were recorded in the income statement. For these securities, the consideration of evidence of impairment requires management’s judgement. In making this determination, a range of market and industry indicators were considered including the severity and duration of the decline in fair value and the financial condition and prospects of the issuer. The factors reviewed include economic conditions, credit loss experience, other issuer-specific developments and future cash flows.

(a)Income statement

	2021 $m	2020 $m	2019 $m
Gross premiums earned	14,047	19,026	21,209
Outward reinsurance premiumsnote (i)	(274)	(30,584)	(467)
Earned premiums, net of reinsurance	13,773	(11,558)	20,742
Investment return and other income	32,199	31,321	34,689
Total revenue, net of reinsurance	45,972	19,763	55,431
Benefits and claims, net of reinsurance	(41,350)	(19,617)	(54,734)
Acquisition costs and other expenditure	(2,305)	(906)	(1,429)
Total charge, net of reinsurance	(43,655)	(20,523)	(56,163)
Profit (loss) before tax	2,317	(760)	(732)
Tax (charge) credit	(363)	477	347
Profit (loss) after tax	1,954	(283)	(385)
Remeasurement to fair value on demergernote (iii)	(8,259)	—	—
Cumulative valuation movements on available-for-sale debt securities, net of related tax and change in DAC, and net investment hedges recycled from other comprehensive incomenote (ii)	1,278	—	—
Loss for the year	(5,027)	(283)	(385)
Attributable to:
Equity holders of the Company	(4,234)	(340)	(385)
Non-controlling interests	(793)	57	—
Loss for the year	(5,027)	(283)	(385)

Notes

(i)

In 2020, outward reinsurance premiums included $(30.2) billion paid during the period in respect of the reinsurance of substantially all of Jackson’s in-force fixed and fixed indexed annuity liabilities to Athene Life Re Ltd.

(ii)

In accordance with IFRS, as a result of the demerger of Jackson, accumulated balances previously recognised through other comprehensive income relating to financial instruments held by Jackson classified as available-for-sale and historical net investment hedges have been recycled from other comprehensive income to the results of discontinued operations in the consolidated income statement. Total shareholders’ equity is unchanged as a result of this recycling.

(iii)	The loss on remeasurement to fair value on demerger is recognised in accordance with IFRIC 17, 'Distribution of non-cash assets to owners' as described above.

(b)Total comprehensive income

	2021 $m	2020 $m	2019 $m
Loss for the year	(5,027)	(283)	(385)
Other comprehensive (loss) income
Valuation movements in the year on available-for-sale debt securities	(1,053)	(100)	4,023
Related change in amortisation of DAC	80	494	(631)
Related tax	210	(102)	(713)
	(763)	292	2,679
Cumulative valuation movements on available-for-sale debt securities, net of related tax and change in DAC, and net investment hedges recycled through profit or loss at the point of demerger	(1,278)	—	—
Other comprehensive (loss) income for the year	(2,041)	292	2,679
Total comprehensive (loss) income for the year	(7,068)	9	2,294
Attributable to:
Equity holders of the Company	(6,283)	(40)	2,294
Non-controlling interests	(785)	49	—
Total comprehensive (loss) income for the year	(7,068)	9	2,294

(c)Cash flows

	2021 $m	2020 $m	2019 $m
Net cash flows from operating activities	(423)	(807)	(1,304)
Net cash flows from investing activities	—	(2)	(5)
Net cash flows from financing activitiesnote (i)	2,329	470	(33)
Cash divested upon demerger	(3,527)	—	—
Net decrease in cash and cash equivalents	(1,621)	(339)	(1,342)
Net cash flows between discontinued and continuing operationsnote (ii)	—	—	(525)
Cash and cash equivalents at 1 Jan	1,621	1,960	3,827
Cash and cash equivalents at 31 Dec	—	1,621	1,960

Notes

(i)	Financing activities largely reflect issuance of debt of $2,350 million in 2021 and the investment by Athene in 2020. No dividends were paid by Jackson during 2020 or in 2021 prior to demerger.
(ii)	The 2019 net cash flows between discontinued and continuing operations of $(525) million represented dividends paid by Jackson to Prudential plc.

Effect on the Group statement of financial position

13 September 2021 $m
Deferred acquisition costs and other intangible assets	14,018
Reinsurers' share of insurance contract liabilities	34,014
Financial investments	293,562
Cash and cash equivalents	3,527
Policyholder liabilities	(316,495)
Net other assets and liabilities	(17,861)
Net assets and liabilities of discontinued US operations at demerger before remeasurement to fair value	10,765
Adjustment for remeasurement of the carrying value of the business to fair value on demerger	(8,259)
Net assets and liabilities of discontinued US operations at demerger after remeasurement to fair value	2,506
Attributable to:
Equity holders of the Company	2,228
Non-controlling interests	278
2,506

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

Total comprehensive income

2019 $m
Total revenue, net of reinsurance	33,212
Total charges, net of reinsurance	(31,118)
Profit before tax	2,094
Re-measurement on demerger	188
Cumulative exchange loss recycled from other comprehensive income	(2,668)
Total loss before tax	(386)
Tax charge credit	(775)
Loss for the year	(1,161)
Other comprehensive income:
Cumulative exchange loss recycled through profit or loss	2,668
Other items, net of related tax	203
Other comprehensive income for the year, net of related tax	2,871

Total comprehensive income for the year	1,710

Cash flows

2019 $m
Cash flows from operating activities	2,375
Cash flows from investing activities	(454)
Cash and cash equivalents divested on demerger	(7,611)
Net cash flows in the year	(5,690)
Net cash flows between discontinued and continuing operations*	(436)
Cash and cash equivalents at beginning of year	6,048
Effect of exchange rate changes on cash and cash equivalents	78
Cash and cash equivalents at end of year	—
*

The net cash flows between discontinued and continuing operations of $(436) million primarily represented dividends of $(4,525) million, offset by payment for the transfer of debt to M&G plc from Prudential plc prior to the demerger of $4,161 million.

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

Guarantees

The Group has provided guarantees to third-parties entered into in the normal course of business but the Group does not consider that the amounts involved are significant.

Intra-group capital support arrangements

Prudential has put in place intra-group arrangements to formalise undertakings by Prudential to the regulators of the Hong Kong subsidiaries regarding their solvency levels. Other intra-group transactions are discussed in note D4 below.

D3    Post balance sheet events

Dividends

The 2021 second interim ordinary dividend approved by the Board of Directors after 31 December 2021 is as described in note B5.

Debt redemption

On 20 January 2022 the Company redeemed subordinated debt instruments of $1,725 million, as described in note C5.1.

D4    Related party transactions

Transactions between the Company and its subsidiaries or intra-group transactions are eliminated on consolidation. Intra-group transactions of the Group mainly related to a limited number of loans, guarantees or services provided by the Company to or from other business units, or between local business units, including investment management services provided by the Group’s asset managers to the insurance operations businesses as shown in note B1.3. All intra-group transactions are subject to the same internal approval framework as external transactions. As the Group’s business units operate independently, overall there is limited interconnectedness across the Group. The Group reviews its recovery plan (that also covers intra-group transactions and the level of the Group’s interconnectivity risk) on an annual basis and details the remedial actions that could be used to restore financial strength and viability if the Group were to come under severe stress.

The Company has transactions and outstanding balances with collective investment schemes and similar entities that are not consolidated and where a Group company acts as manager, which are regarded as related parties for the purposes of IAS 24. The balances are included in the Group’s statement of financial position at fair value or amortised cost in accordance with IAS 39 classifications with the corresponding amounts included in the income statement. The transactions include amounts paid on issue of shares or units, amounts received on cancellation of shares or units and amounts paid in respect of the periodic charge and administration fee.

In addition, there are no material transactions between the Group’s joint ventures and associates, which are accounted for on an equity method basis, and other Group companies.

Key management personnel of the Company, as described in note B2.3, may from time to time purchase insurance, asset management or annuity products marketed by Group companies in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons.

On 5 April 2021, pursuant to a separation agreement, Jackson National Life agreed to pay circa $23.5 million to Michael Falcon, the former chief executive officer of Jackson, as a series of cash lump sum payments for termination of loss of office, and agreed that Mr Falcon will retain 98,311 Prudential ADRs that had been previously deferred under the Deferred Annual Incentive Plan. Prudential agreed to reimburse Jackson National Life for such payments and settled this obligation prior to the demerger. On completion of the demerger, the Prudential ADRs were translated into Jackson Shares with an equivalent value. They will be released on the original timeline, ie in 2022 and 2023, and will remain subject to the original malus and clawback provisions.

In 2021, 2020 and 2019, other transactions with key management personnel were not deemed to be significant both by virtue of their size and in the context of the individuals’ financial positions. All of these transactions were on terms broadly equivalent to those that prevailed in arm’s-length transactions.

Additional details on the Directors’ interests in shares, transactions or arrangements are given in ‘Compensation and Employees’. Key management remuneration is disclosed in note B2.3.

D5    Commitments

The Group has provided, from time to time, certain commitments to third parties.

At 31 December 2021, the Group had $2,878 million unfunded commitments (31 December 2020: $1,913 million from continuing operations) primarily related to investments in infrastructure funds and alternative investment funds in Asia. At 31 December 2020, the discontinued US operations had unfunded commitments of $1,016 million related to investments in limited partnerships, commercial mortgage loans and other fixed income securities. These commitments were entered into in the normal course of business and a material adverse impact on the operations is not expected to arise from them.

D6    Investments in subsidiary undertakings, joint ventures and associates

D6.1Basis of consolidation

The Group consolidates those investees it is deemed to control. The Group has control over an investee if all three of the following are met: (1) it has power over an investee; (2) it is exposed to, or has rights to, variable returns from its involvement with the investee; and (3) it has ability to use its power over the investee to affect its own returns.

(a)Subsidiaries

Subsidiaries are those investees that the Group controls. The majority of the Group’s subsidiaries are corporate entities.

The Group performs a re-assessment of consolidation whenever there is a change in the substance of the relationship between the Group and an investee. Where the Group is deemed to control an entity it is treated as a subsidiary and its results, assets and liabilities are consolidated. Where the Group holds a minority share in an entity, with no control over the entity, the investments are carried at fair value within financial investments in the consolidated statement of financial position.

(b)Joint ventures and associates

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

With the exception of those referred to below, the Group accounts for its investments in joint ventures and associates by using the equity method of accounting. The Group’s share of profit or loss of its joint ventures and associates is recognised in the income statement and its share of movements in other comprehensive income is recognised in other comprehensive income. The equity method of accounting does not apply to investments in associates and joint ventures held by the Group’s insurance or investment funds. This includes collective investment schemes and which, as allowed by IAS 28 ‘Investments in Associates and Joint Ventures’, are carried at fair value through profit or loss.

(c)Structured entities

Structured entities are those that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity. Voting rights relate to administrative tasks. Relevant activities are directed by means of contractual arrangements. The Group invests in both consolidated and unconsolidated structured entities including investment vehicles such as:

-	Collective investment schemes;
-	Collateralised debt obligations;
-	Mortgage-backed securities; and
-	Similar asset-backed securities.

Up until the demerger of Jackson in September 2021, structured entities of the Group also include the investment vehicles within separate accounts offered through variable annuities written by Jackson.

Collective investment schemes

The Group invests in collective investment schemes, which invest mainly in equities, bonds, cash and cash equivalents, and properties. In assessing control under IFRS 10 ‘Consolidated Financial Statements’, the Group determines whether it is acting as principal or agent and the variable returns from its involvement with these entities. The Group’s percentage ownership in these entities can fluctuate on a daily basis according to the participation of the Group and other investors in them.

-	Where the entity is managed by a Group asset manager, and the Group’s ownership holding in the entity exceeds 50 per cent, the Group is judged to have control over the entity;
-	Where the entity is managed by a Group asset manager, and the Group’s ownership holding in the entity is between 20 per cent and 50 per cent, the facts and circumstances of the Group’s involvement in the entity are considered, including the rights to any fees earned by the asset manager from the entity, in forming a judgement as to whether the Group has control over the entity;
-	Where the entity is managed by a Group asset manager, and the Group’s ownership holding in the entity is less than 20 per cent, the Group is judged to not have control over the entity; and
-	Where the entity is managed by an asset manager outside the Group, an assessment is made of whether the Group has existing rights that gives it the ability to direct the current activities of the entity and therefore control the entity. In assessing the Group’s ability to direct an entity, the Group considers its ability relative to other investors.

Where the Group is deemed to control these entities, they are treated as a subsidiary and are consolidated, with the interests of investors other than the Group being classified as liabilities, and presented within ’Net asset value attributable to unit holders of consolidated investment funds’.

Where the Group does not control these entities (as it is deemed to be acting as an agent under IFRS 10) and they do not meet the definition of associates, they are carried at fair value through profit or loss within financial investments in the consolidated statement of financial position.

Where the Group’s asset manager sets up investment funds as part of its asset management operations, unless the Group also participates in the ownership holding of the entities, the Group’s interest is limited to the fees charged to manage the assets of such entities. With no participation in ownership holding of these entities, the Group does not retain risks associated with investment funds. For these investment funds, the Group is not deemed to control the entities but to be acting as an agent.

The Group generates returns and retains the ownership risks in these investment vehicles commensurate to its participation and does not have any further exposure to the residual risks of these investment vehicles.

Other structured entities

The Group holds investments in mortgage-backed securities, collateralised debt obligations and similar asset-backed securities, the majority of which are actively traded in a liquid market.

The Group consolidates the vehicles that hold the investments where the Group is deemed to control the vehicles. When assessing control over the vehicles, the factors considered include the purpose and design of the vehicle, the Group’s exposure to the variability of returns and the scope of the Group’s ability to direct the relevant activities of the vehicle including any kick-out or removal rights that are held by third parties. The outcome of the control assessment is dependent on the terms and conditions of the respective individual arrangements.

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

The table below provides aggregate carrying amounts of the investments in unconsolidated structured entities for continuing operations reported in the Group’s statement of financial position:

	31 Dec 2021 $m		31 Dec 2020 $m
		Other		Other
	Investment	structured	Investment	structured
Statement of financial position line items	funds	entities	funds	entities
Equity securities and holdings in collective investment schemes	35,446	—	27,167	—
Debt securities	—	251	—	181
Total continuing operations	35,446	251	27,167	181

The Group's maximum exposure to loss related to the interest in unconsolidated structured entities is limited to the carrying value in the statement of financial position and the unfunded investment commitments provided by the Group (see note D5).

During the reporting period, the Group receives dividend and interest income from its investments in these unconsolidated structured entities. Where the Group’s asset manager manages these entities such as the collective investment schemes, the Group also receives asset management fees from these entities.

As at 31 December 2021 and 2020, the Group does not have an agreement, contractual or otherwise, or intention to provide financial support to structured entities (both consolidated and unconsolidated) that could expose the Group to a loss.

D6.2    Dividend restrictions and minimum capital requirements

Certain Group subsidiaries and joint ventures are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to the parent company.

Under UK company law, UK companies can only declare dividends if they have sufficient distributable reserves.

The Group’s subsidiaries, joint ventures and associates may remit dividends to the Group, in general, provided the statutory insurance fund meets the capital adequacy standard required under local statutory regulations and has sufficient distributable reserves. Further details on local capital regulations in certain Asia operations please refer to note C10.2.

D6.3    Investments in joint ventures and associates

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

The Group’s associates, which are also accounted for under the equity method, include the Indian insurance entity (with the majority shareholder being ICICI Bank).

In addition, the Group has investments in collective investment schemes, funds holding collateralised debt obligations and property funds where the Group has significant influence. As allowed under IAS 28, these investments are accounted for on a fair value through profit or loss basis. The aggregate fair value of associates accounted for at fair value through profit or loss, where there are published price quotations, is approximately $0.6 billion at 31 December 2021 (31 December 2020: $0.7 billion).

For joint ventures and associates accounted for using the equity method, the 12 months financial information of these investments for the years ended 31 December 2021 and 2020 (covering the same period as that of the Group) has been used in these consolidated financial statements.

The Group’s share of the profits for shareholder-backed business (including short-term fluctuations in investment returns), net of related tax, in joint ventures and associates, which are equity accounted as shown in the consolidated income statement, is allocated across segments as follows:

	2021 $m	2020 $m	2019 $m
CPL	278	394	268
Hong Kong	9	3	2
Malaysia	28	30	28
Growth markets and othernote	(110)	(27)	(7)
Insurance operations	205	400	291
Eastspring	147	117	106
Total segment and Group total	352	517	397

Note

For growth markets and other, as well as the segment results for associates and joint ventures within the segment, the amount shown includes other items of $(38) million (2020: $(103) million; 2019: $(64) million) which primarily comprise of taxes for all life joint ventures and associates together with other non-recurring items.

There is no other comprehensive income in the joint ventures and associates other than the foreign exchange differences that arise from translating the associates and joint ventures into the Group's presentational currency. There has been no unrecognised share of losses of a joint venture or associate that the Group has stopped recognising in total comprehensive income.

The Group’s interest in joint ventures and associates gives rise to no contingent liabilities or capital commitments that are material to the Group.

CITIC-Prudential Life Insurance Company is the Group’s joint venture with the CITIC Group in which the Group owns a 50 per cent interest. The joint venture is incorporated in China and is principally engaged in underwriting insurance and investment contracts. The summarised financial information for CITIC-Prudential Life Insurance Company, which is considered to be a material joint venture to the Group, is set out below. The financial information represents the entity’s financial statements prepared in accordance with Group's IFRS accounting policies, on a 100 per cent basis, for the years shown:

Statement of financial position:	31 Dec 2021 $m	31 Dec 2020 $m
Total assets	29,237	21,602
Total liabilities (including non-controlling interest)	26,523	19,336
Shareholders' equity	2,714	2,266

The above amounts of assets and liabilities include the following:
Cash and cash equivalents	422	316
Financial liabilities (excluding trade and other payables and provisions)	938	714

Income statement:	2021 $m	2020 $m	2019 $m
Revenue	7,374	5,492	4,524
Profit for the year after tax	453	599	427
The above profit for the year includes the following:
Depreciation and amortisation	(86)	(81)	(71)
Interest income	465	378	351
Interest expense	(2)	(2)	(3)
Income tax expense	(84)	(166)	(92)

The summarised financial information above is reconciled to the carrying amount of the Group’s interest in the joint venture recognised in the consolidated financial statements as follows:

	31 Dec 2021 $m	31 Dec 2020 $m
Net assets of CITIC-Prudential Life as shown above	2,714	2,266
Proportion owned by the joint venture partner (50%)	1,357	1,133
Carrying amount of the Group’s interest in the joint venture (50%)	1,357	1,133

The Group has received dividends of $57 million (2020: $38 million) from CITIC-Prudential Life Insurance Company.

D6.4    Related undertakings

In accordance with Section 409 of the Companies Act 2006, a list of Prudential Group’s subsidiaries, joint ventures, associates and significant holdings (being holdings of more than 20 per cent) is disclosed below, along with the classes of shares held, the registered office address and the effective percentage of equity owned at 31 December 2021.

The definitions of a subsidiary undertaking, joint venture and associate in accordance with the Companies Act 2006 are different from the definition under IFRS Standards. As a result, the related undertakings included within the list below may not be the same as the undertakings consolidated in the Group IFRS financial statements. The Group’s consolidation policy is described in note D6.1. The Group also operates through branches, none of which are significant.

Simplified corporate structure as at 31 December 2021

*CPL is a 50/50 joint venture with CITIC, a leading state owned conglomerate.

†Indirectly held by Prudential Corporation Asia Limited.

Direct subsidiary undertakings of the parent company, Prudential plc (shares held directly or via nominees)

Key to share classes:

Abbreviation	Class of share held
LBG	Limited by Guarantee
MI	Membership Interest
OS	Ordinary Shares
PI	Partnership Interest
PS	Preference Shares
U	Units

Name of entity	Classes of shares held	Proportion held	Registered office address
Prudential Corporation Asia Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
Prudential Group Holdings Limited	OS	100.00%	1 Angel Court, London, EC2R 7AG, United Kingdom

Other subsidiaries, joint ventures, associates and significant holdings of the Group – no shares held directly by the parent company (Prudential plc) or its nominees

	Classes of
	shares	Proportion
Name of entity	held	held	Registered office address
Aberdeen Standard Cash Creation Fund	U	28.74%	28th Floor Bangkok City Tower, 179 South Sathorn Road, Thungmahamek, Sathorn, Bangkok 10120, Thailand
Aberdeen Standard Global Opportunities Fund	U	33.13%	21 Church Street, #01-01, Capital Square Two, Singapore 049480
Aberdeen Standard Singapore Equity - SGD class	U	60.26%
AC Financial Partners Limited Partnership	OS	100.00%	65 Haymarket Terrace, Edinburgh, EH12 5HD
Allianz Global Investors Greater China Fund	U	21.67%	5th Floor, No.378, Fu Xing N. Rd. Taipei, Taiwan
Alternatives North America Ltd.	U	100.00%	PO Box 1093, Queensgate House, Grand Cayman, KY1-1102, Cayman Islands
BOCHK Aggressive Growth Fund	U	43.21%	27th Floor, Bank of China Tower, 1 Garden Road, Hong Kong
BOCHK Balanced Growth Fund	U	38.14%
BOCHK China Equity Fund	U	55.78%
BOCHK Conservative Growth Fund	U	41.65%
BOCHK US Dollar Money Market Fund	U	23.54%
BOCI-Prudential Asset Management Limited	OS	36.00%
BOCI-Prudential Trustee Limited	OS	36.00%	Suites 1501-1507 & 1513-1516, 15th Floor, 1111 King's Road, Taikoo Shing, Hong Kong
Capital Asian Bond Fund	U	39.57%	15th Floor, No.69, Sec. 2, Dunhua South. Rd. Da-an District, Taiwan
Cathay High Yield ex China Cash pay 1-5 Year 2% Issuer Capped ETF	U	47.10%	Cathay Securities Inv Trust Co Ltd, 8F, No. 296, Sec. 4, Ren Ai Road, Taipei 10633, Taiwan
CITIC-CP Asset Management Co., Ltd.	MI	26.95%	Room 101-2, No.128 North Zhangjiabang Road, Pudong District, Shanghai, China
CITIC-Prudential Fund Management Company Limited	MI	49.00%	Level 9, HSBC Building, Shanghai IFC, 8 Century Avenue, Pudong, Shanghai, China
CITIC-Prudential Life Insurance Company Limited	MI	50.00%	0507-0510, 1601-1616, East Tower, World Financial Centre, No.1 East Third Ring Middle Road, Chaoyang District, Beijing, 100020, China

	Classes of
	shares	Proportion
Name of entity	held	held	Registered office address
Eastspring Al-Wara' Investments Berhad	OS	100.00%	Level 25, Menara Hong Leong, No. 6 Jalan Damanlela, Bukit Damansara, 50490 Kuala Lumpur, Malaysia
Eastspring Asset Management Korea Co. Ltd.	OS	100.00%	22nd Floor (Seoul International Finance Center, Yeouido dong), 10 Gukjegeumyung-ro, Yeongdeungpo-gu, Seoul, Republic of Korea 07326
Eastspring Infrastructure Debt Fund L.P.	PI	90.55%	PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands
Eastspring Investment K-Short Term Bond Alpha Securities Investment Trust (Bond Balanced)	U	21.57%	22nd Floor One IFC, 10 Gukjegeumyung-ro, Youngdungpo-gu, Seoul 07326, Korea
Eastspring Investment Management (Shanghai) Company Limited	MI	100.00%	Unit 306-308, 3rd Floor, Azia Center, 1233 Lujiazui Ring Road, China (Shanghai) Pilot Free Trade Zone, China
Eastspring Investments - Asia Opportunities Equity Fund	U	100.00%	26, Boulevard Royal, L-2449, Luxembourg
Eastspring Investments - European Investment Grade Bond Fund	U	99.29%
Eastspring Investments - Global Growth Equity Fund	U	66.74%
Eastspring Investments - Global Low Volatility Equity Fund	U	99.32%
Eastspring Investments - Global Technology Fund	U	81.53%
Eastspring Investments - Greater China Equity Fund	U	93.60%
Eastspring Investments - Pan European Fund	U	60.47%
Eastspring Investments - US High Investment Grade Bond Fund	U	92.67%
Eastspring Investments - US High Yield Bond Fund	U	46.24%
Eastspring Investments - US Investment Grade Bond Fund	U	65.18%
Eastspring Investments - World Value Equity Fund	U	95.30%
Eastspring Investments (Hong Kong) Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
Eastspring Investments (Luxembourg) S.A.	OS	100.00%	26, Boulevard Royal, L-2449, Luxembourg
Eastspring Investments (Singapore) Limited	OS	100.00%	10 Marina Boulevard, #32-01, Marina Bay Financial Centre, Singapore 018983
Eastspring Investments Asia Oceania U&I Bond Fund	U	69.74%	Eastspring Investments Limited, Marunouchi Park Bldg., 2-6-1 Marunochi, Chiyoda-ku, Tokyo, Japan 100-6905
Eastspring Investments Asia Pacific Equity Fund	U	99.99%	26, Boulevard Royal, L-2449, Luxembourg
Eastspring Investments Asia Real Estate Multi Asset Income Fund	U	63.78%
Eastspring Investments Asia Sustainable Bond Fund	U	99.06%
Eastspring Investments Asian Bond Fund	U	46.83%
Eastspring Investments Asian Dynamic Fund	U	94.59%
Eastspring Investments Asian Equity Fund	U	99.37%
Eastspring Investments Asian Equity Income Fund	U	84.85%
Eastspring Investments Asian High Yield Bond Fund	U	33.17%
Eastspring Investments Asian High Yield Bond MY Fund	U	42.33%	Eastspring Investments Berhad, Level 22, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia
Eastspring Investments Asian Infrastructure Equity Fund	U	71.86%	26, Boulevard Royal, L-2449, Luxembourg
Eastspring Investments Asian Investment Grade Bond Fund	U	89.95%
Eastspring Investments Asian Low Volatility Equity Fund	U	99.50%
Eastspring Investments Asian Multi Factor Equity Fund	U	67.61%
Eastspring Investments Asian Property Securities Fund	U	98.74%
Eastspring Investments Berhad	OS	100.00%	Level 25, Menara Hong Leong, No. 6 Jalan Damanlela, Bukit Damansara, 50490 Kuala Lumpur, Wilayah Persekutuan, Malaysia
Eastspring Investments China A Shares Growth Fund	U	71.38%	26, Boulevard Royal, L-2449, Luxembourg
Eastspring Investments Dragon Peacock Fund	U	94.37%
Eastspring Investments Emerging Markets Star Players	U	33.14%	Eastspring Investments Limited, Marunouchi Park Bldg., 2-6-1 Marunochi, Chiyoda-ku, Tokyo, Japan 100-6905
Eastspring Investments Equity Income Fund	U	33.22%	Eastspring Investments Berhad, Level 22, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia
Eastspring Investments Fund Management Limited Liability Company	MI	100.00%	23rd Floor, Saigon Trade Center, 37 Ton Duc Thang Street, District 1, Ho Chi Minh City, Vietnam
Eastspring Investments Funds - Monthly Income Plan	U	31.62%	26, Boulevard Royal, L-2449, Luxembourg
Eastspring Investments Global Emerging Markets Bond Fund	U	99.35%
Eastspring Investments Global Emerging Markets ex-China Dynamic Fund	U	100.00%
Eastspring Investments Global Equity Fund	U	96.64%	Eastspring Investments Berhad, Level 22, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia
Eastspring Investments Global Equity Navigator Fund	U	95.74%	26, Boulevard Royal, L-2449, Luxembourg
Eastspring Investments Global Growth Fund	U	24.78%	Eastspring Investments Berhad, Level 22, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia
Eastspring Investments Global Market Navigator Fund	U	99.81%	26, Boulevard Royal, L-2449, Luxembourg
Eastspring Investments Global Multi Asset Income Plus Growth Fund	U	99.99%
Eastspring Investments Group Pte. Ltd.	OS	100.00%	10 Marina Boulevard, #32-01, Marina Bay Financial Centre, Singapore 018983
Eastspring Investments Incorporated	OS	100.00%	874 Walker Road, Suite C, City of Dover, County of Kent, State of Delaware, 19904, USA
Eastspring Investments India Consumer Equity Open Limited	OS	100.00%	3rd Floor, 355 NEX, Rue du Savoir, Cybercity Ebene, 72201, Mauritius
Eastspring Investments India Equity Fund	U	80.90%	26, Boulevard Royal, L-2449, Luxembourg
Eastspring Investments India Equity Open Limited	OS	100.00%	3rd Floor, 355 NEX, Rue du Savoir, Cybercity Ebene, 72201, Mauritius
Eastspring Investments India Infrastructure Equity Open Limited	OS	100.00%
Eastspring Investments Japan Dynamic MY Fund	U	33.87%	Eastspring Investments Berhad, Level 22, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia
Eastspring Investments Limited	OS	100.00%	Marunouchi Park Building, 6-1 Marunouchi 2-chome, Chiyoda-Ku, Tokyo, Japan

	Classes of
	shares	Proportion
Name of entity	held	held	Registered office address
Eastspring Investments MY Focus Fund	U	28.48%	Eastspring Investments Berhad, Level 22, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia
Eastspring Investments Services Pte. Ltd.	OS	100.00%	10 Marina Boulevard, #32-01, Marina Bay Financial Centre, Singapore 018983
Eastspring Investments SICAV-FIS - Alternative Investments Fund	U	100.00%	26, Boulevard Royal, L-2449, Luxembourg
Eastspring Investments SICAV-FIS - Asia Pacific Loan Fund	U	74.23%
Eastspring Investments Unit Trusts - Asian Balanced Fund	U	95.36%
Eastspring Investments Unit Trusts - Asian Infrastructure Equity Fund	U	98.42%
Eastspring Investments Unit Trusts - Dragon Peacock Fund	U	97.67%	10 Marina Boulevard, #32-01, Marina Bay Financial Centre, Singapore 018983
Eastspring Investments Unit Trusts - Global Technology Fund	U	86.75%	26, Boulevard Royal, L-2449, Luxembourg
Eastspring Investments Unit Trusts - Pan European Fund	U	64.86%
Eastspring Investments Unit Trusts - Singapore ASEAN Equity Fund	U	99.33%	10 Marina Boulevard, #32-01, Marina Bay Financial Centre, Singapore 018983
Eastspring Investments Unit Trusts - Singapore Select Bond Fund	U	66.03%
Eastspring Investments US Corporate Bond Fund	U	51.25%	26, Boulevard Royal, L-2449, Luxembourg
Eastspring Investments Vietnam Navigator Fund	U	77.02%	23rd Floor, Saigon Trade Center Building, 37 Ton Duc Thang Street, Ben Nghe Ward, District 1, Ho Chi Minh City, Vietnam
Eastspring Overseas Investment Fund Management (Shanghai) Company Limited	MI	100.00%	Unit 306-308, 3rd Floor, 1233 Lujiazui Ring Road, China (Shanghai) Pilot Free Trade Zone, China
Eastspring Real Assets Partners	OS	100.00%	PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands
Eastspring Securities Investment Trust Co., Ltd.	OS	99.54%	4th Floor, No.1 Songzhi Road, Taipei 110, Taiwan
First Sentier Global Property Securities Fund	U	55.74%	38 Beach Road, #06-11 South Beach Tower, Singapore 189767
First State China Focus Fund	U	70.17%	70 Sir John Rogerson’s Quay, Dublin 2, D02 R296, Ireland
Fubon 1-5 Years US High Yield Bond Ex China	U	51.79%	Fubon Securities Investment Trust Co, 8F, Sec 1, Tun Hwa South Road, Taipei, Taiwan
Fubon Global Investment Grade Bond Fund	U	46.17%	8th Floor, No.108, Sec.1, Dunhua South. Rd. Taipei, Taiwan
Fuh Hwa 1-5 Yr High Yield ETF	U	41.17%	Fuh-Hwa Securities Invt Trust Co Ltd , 8F, Section 2, 308 Ba De Road, Taipei, Taiwan
Fuh Hwa Emerging Market RMB Fixed Income Fund	U	32.17%	8-9th Floor., No.308, Sec. 2, Bade Rd., Da-an District
Furnival Insurance Company PCC Limited	OS	100.00%	PO Box 155, Mill Court, La Charroterie, St Peter Port, GY1 4ET, Guernsey
GIS Total Return Bond Fund	U	26.15%	78 Sir John Rogerson's Quay, Dublin, D02 HD32, Ireland

GS Twenty Two Limited	OS	100.00%	1 Angel Court, London, EC2R 7AG, United Kingdom
HSBC Senior Global Infrastructure Debt Fund	U	100.00%	8 Canada Square, London, E14 5HQ, United Kingdom
ICICI Prudential Asset Management Company Limited	OS	49.00%	12th Floor, Narain Manzil, 23, Barakhamba Road, New Delhi 110001, India
ICICI Prudential Life Insurance Company Limited	OS	22.09%	ICICI PruLife Towers, 1089 Appasaheb Marathe Marg, Prabhadevi, Mumbai 400025, India
ICICI Prudential Pension Funds Management Company Limited	OS	22.09%
ICICI Prudential Trust Limited	OS	49.00%	12th Floor, Narain Manzil, 23, Barakhamba Road, New Delhi 110001, India
India Innovation High Growth EQ QII	U	100.00%	Eastspring Investments Limited, Marunouchi Park Bldg., 2-6-1 Marunochi, Chiyoda-ku, Tokyo, Japan 100-6905
Invesco Fixed Maturity Selective Emerging Market Bonds 2024	U	99.49%	8th Floor, No 122, Tung Hua N. Rd. Taipei, Taiwan
Invesco Select 6 Year Maturity Global Bond Fund	U	99.43%
iShares Australian Equity ETFs	U	21.52%	Yarra Falls, 452 Johnston Street, Abbotsford VIC 3067
iShares Core MSCI Asia	U	78.02%	16th Floor Champion Tower, 3 Garden Road, Central, Hong Kong
iShares Core MSCI Europe UCITS ETF EUR (Acc)	U	27.70%	1 North Wall Quay, Dublin 1
iShares Edge MSCI USA Minimum volatility ESG UCITS ETF	U	86.82%	J.P. Morgan 200 Capital 79 Sir John Rogerson’s Quay Dublin 2 D02 RK57 Ireland
iShares Fallen Angels High Yield Corporate Bond UCITS ETF Wing	U	54.90%	79 Sir John Rogerson's Quay, Dublin 2, D02 RK 57, Ireland
iShares MSCI USA Momentum Factor ESG UCITS ETF USD (Acc)	U	99.33%
iShares STOXX Europe 600 Telecommunications UCITS ETF	U	26.50%	Unter den Linden 42, 10117 Berlin
iShares US Value ESG USD A	U	98.90%	J.P. Morgan 200 Capital 79 Sir John Rogerson's Quay Dublin 2 D02 RK57 Ireland
KKP Active Equity Fund	U	30.10%	19th Floor Muang Thai-Phatra Complex, Building Tower, A, 252/25 Ratchadapisek Road, Huaykwang, Bangkok 10310, Thailand
Krungsri Greater China Equity Hedged Dividend Fund	U	29.29%	12th, 18th Zone B Floor, Ploenchit Tower 898 Ploenchit Road, Lumpini Pathumwan, Bangkok 10330, Thailand
Lasalle Property Securities SICAV-FIS	U	99.61%	11-13 Bouldevard de la Foire, L-1528 Luxembourg
M&G Asia Property TS Trust	U	99.94%	8 Marina Boulevard, #05-02 Marina Bay Financial Centre Tower 1, Singapore 018981
M&G Luxembourg European Strategic Value Fund	U	29.27%	49 Avenue J.F. Kennedy, L-1855, Luxembourg
M&G Real Estate Asia Holding Company Pte. Ltd.	OS	33.00%	138 Market Street, #35-01 CapitaGreen, Singapore 048946

Manulife Asia Pacific Bond Fund	U	56.16%	9th Floor, No 89 Son Ren Road, Taipei, Taiwan
Manulife Asia Pacific Mid and Small Capital Fund	U	31.40%
Manulife China Dim Sum High Yield Bond Fund	U	59.75%
Manulife China Offshore Bond Fund	U	73.13%
Manulife Taiwan Dynamic Fund-I	U	24.36%
Manulife USD High Yield Bond Fund	U	35.95%
Nomura Six Years Fixed Maturity Asia Pacific Emerging Market Bond Fund	U	99.75%	101 Tower, 30th Floor, No. 7 Sec. 5, Xinyi Rd., Xinyi Dist., Taipei, Taiwan
Nomura Six Years Fixed Maturity Emerging Market Bond Fund	U	40.58%
Nomura Six Years Ladder Maturity Asia Pacific Emerging Market Bond Fund	U	99.90%
North Sathorn Holdings Company Limited	OS	100.00%	No. 63, Athenee Tower, 34th Floor, Wireless Road, Lumpini Subdistrict Pathumwan District, Bangkok Metropolis, Thailand
PCA IP Services Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
PCA Life Assurance Co. Ltd.	OS	99.79%	8th Floor, No.1 Songzhi Road, Taipei City, 11047, Taiwan
PCA Reinsurance Co. Ltd.	OS	100.00%	Unit Level 13(A), Main Office Tower, Financial Park Labuan, Jalan Merdeka, 87000 Federal Territory of Labuan, Malaysia

	Classes of
	shares	Proportion
Name of entity	held	held	Registered office address
Prenetics Group Limited	PS	11.18%	P.O. Box 902, Second Floor, Century Yard, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands
Pru Life Insurance Corporation of U.K.	OS	100.00%	9th Floor, Uptown Place Tower 1, 1 East 11th Drive, Uptown Bonifacio, 1634 Taguig City, Metro Manila, Philippines
Pru Life UK Asset Management and Trust Corporation	OS	100.00%
Prudence Foundation	LBG	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
Prudential (Cambodia) Life Assurance Plc	OS	100.00%	Phnom Penh Tower, 20F, #445, Monivong Blvd., Boeung, Prolit, 7 Makara, Phnom Penh, Cambodia
Prudential (US Holdco 1) Limited	OS	100.00%	1 Angel Court, London, EC2R 7AG, United Kingdom
Prudential Africa Holdings Limited	OS	100.00%
Prudential Africa Services Limited	OS	100.00%	3rd Floor One Africa Place LR. No. 1870/X/45 , P.O. Box 25093-00100, Nairobi, Kenya
Prudential Assurance Company Singapore (Pte) Limited	OS	100.00%	30 Cecil Street, #30-01 Prudential Tower, Singapore 049712
Prudential Assurance Malaysia Berhad*	OS	51.00%	Level 20, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia
Prudential Assurance Uganda Limited	OS	100.00%	Zebra Plaza, Plot 23, Kampala Road, P.O. Box 2660, Kampala, Uganda
Prudential BeGeneral Insurance S.A.	OS	51.00%	Immeuble Woodin Center 1st Floor, Avenue Nogues, Plateaux, Abidjan, Cote d'Ivoire
Prudential Belife Insurance S.A.	OS	50.93%
Prudential Beneficial General Insurance Cameroon S.A.	OS	50.04%	1944 Blvd de la République, BP 2328, Douala, Cameroon
Prudential Beneficial Life Insurance Cameroon S.A.	OS	51.00%
Prudential Beneficial Life Insurance Togo S.A.	OS	50.99%	2963 Rue De La Chance Agbalepedogan, P.B. 1115, Lome, Togo
Prudential BSN Takaful Berhad†	OS	49.00%	Level 13, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia
Prudential Corporation Asia Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
Prudential Corporation Holdings Limited	OS	100.00%	1 Angel Court, London, EC2R 7AG, United Kingdom
Prudential Financial Partners (Asia) Limited	OS	100.00%
Prudential Financial Partners HK Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
Prudential General Insurance Hong Kong Limited	OS	100.00%	59th Floor, One Island East, 18 Westlands Road, Quarry Bay, Hong Kong
Prudential Group Holdings Limited	OS	100.00%	1 Angel Court, London, EC2R 7AG, United Kingdom
Prudential Group Secretarial Services HK Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
Prudential Group Secretarial Services Limited	OS	100.00%	1 Angel Court, London, EC2R 7AG, United Kingdom
Prudential Holdings Limited	OS	100.00%	4th Floor, Saltire Court, 20, Castle Terrace, Edinburgh, EH1 2EN, United Kingdom
Prudential Hong Kong Limited	OS	100.00%	59th Floor, One Island East, 18 Westlands Road, Quarry Bay, Hong Kong
Prudential International Treasury Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
Prudential IP Services Limited	OS	100.00%	1 Angel Court, London, EC2R 7AG, United Kingdom
Prudential Life Assurance (Lao) Company Limited	OS	100.00%	5th Floor, Lao international Business and Tourist Center Project (Vientiane Center), Khouvieng Road, Nongchan Village, Sisattanak District, Vientiane Capital, Lao PDR
Prudential Life Assurance (Thailand) Public Company Limited	OS	99.93%	944 Mitrtown Office Tower, 10th, 29th-31st Floor, Rama 4 Road, Wangmai, Pathumwan, Bangkok, 10330, Thailand
Prudential Life Assurance Kenya Limited	OS	100.00%	Vienna Court, Ground Floor, State House Road-Crescent Road, P.O. Box 25093-00100, Nairobi, Kenya
Prudential Life Assurance Zambia Limited	OS	100.00%	Prudential House, Plot No. 32256, Thabo Mbeki Road, P.O. Box 31357, Lusaka, Zambia
Prudential Life Insurance Ghana Limited	OS	100.00%	35 North Street, Tesano, Accra, Accra - North, PO Box AN11549, Ghana
Prudential Life Vault Limited	OS	100.00%	98 Awolowo Road, South-West Ikoyi, Lagos, Nigeria

Prudential Mauritius Holdings Limited	OS	100.00%	3rd Floor, 355 NEX, Rue du Savoir, Cybercity Ebene, 72201, Mauritius
Prudential Myanmar Life Insurance Limited	OS	100.00%	#15-01, 15th Floor, Sule Square, 221 Sule Pagoda Road, Kyauktada Township, Yangon, Myanmar
Prudential Pensions Management Zambia Limited	OS	49.00%	Prudential House, Plot No. 32256, Thabo Mbeki Road, P.O. Box 31357, Lusaka, Zambia
Prudential Services Asia Sdn. Bhd.	OS	100.00%	Suite 1005, 10th Floor, Wisma Hamzah-Kwong Hing, No. 1 Leboh Ampang, 50100 Kuala Lumpur, Malaysia
	PS	100.00%
Prudential Services Limited	OS	100.00%	1 Angel Court, London, EC2R 7AG, United Kingdom
Prudential Services Singapore Pte. Ltd.	OS	100.00%	1 Wallich Street, #19-01 Guoco Tower, Singapore 078881
Prudential Singapore Holdings Pte. Limited	OS	100.00%	30 Cecil Street, #30-01 Prudential Tower, Singapore 049712
Prudential Technology and Services India Private Limited	OS	100.00%	CoWrks NXT, EPIP Industrial Area, Whitefield Road, K.R Puram, Near SAP Labs, Hubli, Bangalore, Karnataka, 560066, India
Prudential Vietnam Assurance Private Limited	OS	100.00%	25th Floor, Saigon Trade Centre, 37 Ton Duc Thang Street, District 1, Ho Chi Minh City, Vietnam
Prudential Zenith Life Insurance Limited	OS	51.00%	13th Floor, Civic Towers, Ozumba Mbadiwe Avenue, Victoria Island, Lagos, Nigeria
PRUInvest PH Equity Index Tracker Fund	U	99.23%	9th Floor Uptown Place Tower 1, 1 East 11th Drive, Uptown Bonifacio, 1634 Taguig City, Metro Manila, Philippines
PT Prudential Sharia Life Assurance	OS	94.62%	Prudential Tower, 2nd Floor, Jl. Jend. Sudirman Kav. 79, Jakarta 12910, Indonesia
PT. Eastspring Investments Indonesia	OS	100.00%	Prudential Tower, 23rd Floor, Jl. Jend. Sudirman Kav.79, Jakarta 12910, Indonesia
PT. Prudential Life Assurance	OS	94.62%	Prudential Tower, JI. Jend. Sudirman Kav. 79, Jakarta 12910, Indonesia
Pulse Ecosystems Pte. Ltd.	OS	100.00%	1 Wallich Street, #19-01 Guoco Tower, Singapore 078881
Pulse Wealth Limited	OS	100.00%	59th Floor One Island East, Quarry Bay, Hong Kong
PVFC Financial Limited (in liquidation)	OS	100.00%	Suite 509, 5th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
Reksa Dana Eastspring IDR Fixed Income Fund	U	98.86%	Prudential Tower, 23rd Floor, Jl. Jend. Sudirman Kav.79, Jakarta 12910, Indonesia
Reksa Dana Eastspring Investments Alpha Navigator Fund	U	79.24%
Reksa Dana Eastspring Investments Cash Reserve	U	98.25%
Reksa Dana Eastspring Investments IDR High Grade	U	35.51%
Reksa Dana Eastspring Investments Value Discovery	U	81.12%
Reksa Dana Syariah Eastspring Syariah Equity Islamic Asia Pacific USD	U	81.64%
Reksa Dana Syariah Eastspring Syariah Fixed Income Amanah	U	48.79%
Reksa Dana Syariah Eastspring Syariah Money Market Khazanah	U	96.38%
Reksa Dana Syariah Penyertaan Terbatas Bahana Syariah BUMN Fund	U	99.01%	Graha CIMB Niaga 21st Floor. Jl Jend Sudirman Kav 58, Jakarta - 12190, Indonesia
Rhodium Investment Fund	U	99.90%	10 Marina Boulevard, #32-01, Marina Bay Financial Centre Tower 2, Singapore 018983
SCB Global Income Fund	U	22.59%	7-8th Floor, SCB Park Plaza 1, 18 Ratchadapisek Road, Chatuchak, Bangkok 10900, Thailand
SCB Set Banking Sector Fund	U	21.65%
Schroder Asian Investment Grade Credit	U	33.32%	138 Market Street, #23-01 CapitaGreen, Singapore 048946
Schroder Emerging Markets Fund	U	63.00%
Schroder Multi-Asset Revolution	U	52.22%
Schroder US Dollar Money Fund	U	37.00%
Scotts Spazio Pte. Ltd.	OS	45.00%	316 Tanglin Road, #01-01,Singapore, 247978
Shenzhen Prudential Technology Limited	MI	100.00%	Unit 5, 8th Floor, China Resources Tower, No.2666 Keyuan South Road, Yuehai Street, Nanshan District, Shenzhen 518054, China

	Classes of
	shares	Proportion
Name of entity	held	held	Registered office address
Sinopac RMB Money Market Fund	U	29.62%	14th Floor,No.17,Po Ai Rd., Taipei, Taiwan
Sri Han Suria Sdn. Bhd.	OS	51.00%	Suite 1005, 10th Floor, Wisma Hamzah-Kwong Hing, No. 1 Leboh Ampang, 50100 Kuala Lumpur, Malaysia
Staple Limited	OS	100.00%	No. 63, Athenee Tower, 34th Floor, Wireless Road, Lumpini Subdistrict Pathumwan District, Bangkok Metropolis, Thailand
Templeton Asian Growth Fund	U	30.35%	8A, Rue Albert Borschette, L-1246 Luxembourg
Thanachart Fund Management Co., Ltd.	OS	50.10%	Units 902-908, 9th Floor, Mitrtown Office Tower 944, Rama 4 Road, Wangmai, Patumwan, Bangkok 10330, Thailand
TMB Asset Management Co., Ltd.	OS	65.00%	9th Floor, Mitrtown Office Tower, 944 Rama 4 Road, Wangmai,Pathumwan, Bangkok 10330, Thailand
UOB Smart Global Healthcare	U	37.96%	23A, 25th Floor, Asia Centre Building, 173/27-30, 32-33 South Sathorn Road, Thungmahamek, Sathorn, Bangkok 10120, Thailand
UOB Smart Japan Small and Mid Cap Fund	U	24.21%
UOB Smart Millennium Growth Fund	U	34.13%
USD Investment Grade Infrastructure Debt Fund SCSp	U	21.78%	35a, Avenue J.F. Kennedy, L-1855, Luxembourg, Grand Duchy of Luxembourg
*	Prudential Assurance Malaysia Berhad is consolidated at 100 per cent in the Group's financial statements reflecting the economic interest to the Group.
†

Prudential BSN Takaful Berhad is a joint venture that is accounted for using the equity method, for which the Group has an economic interest of 70 per cent for all business sold up to 23 December 2016 and of 49 per cent for new business sold subsequent to this date.

Index to the Condensed Financial Information of Registrant Prudential plc

Schedule II

Condensed Financial Information of Registrant Prudential plc

Profit and Loss Accounts (FRS 101 Basis)

Years ended 31 Dec	2021 $m	2020 $m	2019 $m
Investment income, including dividends received from subsidiary undertakings	3,642	539	9,707
Investment expenses and charges	(328)	(14)	(515)
Gain on revaluation of M&G plc upon demerger in 2019	—	—	3,649
Loss on revaluation of Jackson upon demerger	(439)	—	—
Corporate expenditure	(244)	(572)	(713)
Foreign currency exchange gains (losses)	11	(19)	(18)
Profit (loss) on ordinary activities before tax	2,642	(66)	12,110
Tax credit (charge) on profit on ordinary activities	6	(19)	145
Profit for the financial year	2,648	(85)	12,255

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss
Exchange movements arising during the year	—	—	393
Items that will not be reclassified to profit or loss
Valuation movements on retained interest in Jackson measured at fair value through other comprehensive income	273	—	—
Actuarial losses recognised in respect of the defined benefit pension scheme	—	—	(91)
Related tax	—	—	16
	273	—	318
Total comprehensive income (loss) for the year	2,921	(85)	12,573

The accompanying notes are an integral part of this condensed financial information

Schedule II

Condensed Financial Information of Registrant Prudential plc

Statements of Financial Position (FRS 101 Basis)

	31 Dec 2021 $m	31 Dec 2020 $m
Non-current assets
Investments in subsidiary undertakings	13,114	12,682

Current assets
Amounts owed by subsidiary undertakings	7,013	6,722
Equity securities - fair value through other comprehensive income	683	—
Other debtors	9	5
Cash at bank and in hand	1,711	5
	9,416	6,732
Liabilities: amounts falling due within one year
Subordinated liabilities	(1,725)	—
Commercial paper	(500)	(501)
Amounts owed to subsidiary undertakings	(161)	(149)
Tax payable	(7)	(16)
Accruals and deferred income	(85)	(79)
	(2,478)	(745)
Net current assets	6,938	5,987
Total assets less current liabilities	20,052	18,669
Liabilities: amounts falling due after more than one year
Subordinated liabilities	(2,350)	(4,332)
Debenture loans	(1,702)	(1,701)
Other borrowings	(350)	(350)
	(4,402)	(6,383)
Total net assets	15,650	12,286
Capital and reserves
Share capital	182	173
Share premium	5,010	2,637
Profit and loss account	10,458	9,476
Shareholders’ funds	15,650	12,286

The accompanying notes are an integral part of this condensed financial information

Schedule II

Condensed Financial Information of Registrant Prudential plc

Statements of Changes in Equity (FRS 101 basis)

				Total
	Share	Share	Profit and	shareholders'
	capital	premium	loss account	funds
	$m	$m	$m	$m
Balance at 1 Jan 2019	166	2,502	6,820	9,488

Total comprehensive income for the year
Profit for the year	—	—	12,255	12,255
Actuarial loss recognised in respect of the defined benefit pension scheme	—	—	(75)	(75)
Foreign exchange translation differences due to change in presentation currency at 31 Dec 2018	—	—	393	393
Total comprehensive income for the year	—	—	12,573	12,573

Transactions with owners, recorded directly in equity
New share capital subscribed	—	22	—	22
Share-based payment transactions	—	—	(4)	(4)
Dividend in specie of M&G plc	—	—	(7,379)	(7,379)
Other dividends	—	—	(1,634)	(1,634)
Foreign exchange translation differences due to change in presentation currency at 31 Dec 2019	6	101	—	107
Total contributions by and distributions to owners	6	123	(9,017)	(8,888)

Balance at 31 Dec 2019 / 1 Jan 2020	172	2,625	10,376	13,173

Total comprehensive loss for the year	—	—	(85)	(85)

Transactions with owners, recorded directly in equity
New share capital subscribed	1	12	—	13
Share-based payment transactions	—	—	(1)	(1)
Dividends	—	—	(814)	(814)
Total contributions by and distributions to owners	1	12	(815)	(802)

Balance at 31 Dec 2020 / 1 Jan 2021	173	2,637	9,476	12,286

Profit for the year	—	—	2,648	2,648
Valuation movements on retained interest in Jackson measured at fair value through other comprehensive income	—	—	273	273
Total comprehensive income for the year	—	—	2,921	2,921

Transactions with owners, recorded directly in equity
New share capital subscribed	9	2,373	—	2,382
Demerger dividend in specie of Jackson	—	—	(1,735)	(1,735)
Share-based payment transactions	—	—	217	217
Other dividends	—	—	(421)	(421)
Total contributions by and distributions to owners	9	2,373	(1,939)	443

Balance at 31 Dec 2021	182	5,010	10,458	15,650

The accompanying notes are an integral part of this condensed financial information

Schedule II

Condensed Financial Information of Registrant Prudential plc

Statements of Cash Flows (FRS 101 Basis)

Years ended 31 December	2021 $m	2020 $m	2019 $m
Operating activities
Net cash inflow from operating activities before interest and tax	417	273	6,015
Interest paid	(328)	(320)	(500)
Taxes (paid) received	(13)	93	117
Equity dividends paid	(421)	(814)	(1,634)
Net cash (outflow) inflow from operating activities	(345)	(768)	3,998
Financing activities
Issuance of ordinary share capital	2,383	13	22
Issuance of core structural borrowings	995	983	367
Redemption of core structural borrowings	(1,250)	—	(863)
Transfer of debt to M&G plc prior to demerger in 2019	—	—	(4,161)
Movement in commercial paper and other borrowings to support a short-term fixed income securities program	(1)	(19)	(81)
Dividend income from investment in subsidiary undertakings	215	112	118
Movement in net amount owed by subsidiary undertakings	(374)	(370)	626
Net cash inflow (outflow) from financing activities	1,968	719	(3,972)
Investing activities
Disposal of Jackson shares	83	—	—
Net cash inflow from investing activities	83	—	—
Net increase (decrease) in cash at bank and in hand	1,706	(49)	26
Cash at bank and in hand at 1 January	5	54	28
Cash at bank and in hand at 31 December	1,711	5	54

Reconciliation of profit on ordinary activities before tax to net cash inflow from operating activities before interest and tax
Profit (loss) on ordinary activities before tax	2,642	(66)	12,110
Add back: interest charged to profit or loss	328	320	515
Adjustments for non-cash items:
Fair value adjustments on derivatives	—	—	77
Pension scheme	—	—	(21)
Non-cash dividends paid	(2,968)	—	(2,960)
Revaluation of M&G plc on distribution in 2019	—	—	(3,649)
Revaluation of Jackson on distribution in 2021	439	—	—
Gain on realisation of Jackson shares	(23)	—	—
Foreign currency exchange and other movements	(6)	8	(8)
(Increase) decrease in debtors	(4)	(1)	2
Increase (decrease) in creditors	9	12	(51)
Net cash inflow from operating activities before interest and tax	417	273	6,015

The accompanying notes are an integral part of this condensed financial information

Schedule II

Condensed Financial Information of Registrant Prudential plc

Notes to the Condensed Financial Statement Schedule

31 December 2021

1	Basis of preparation

The financial statements of the parent company are prepared in accordance with UK Generally Accepted Accounting Practice, including Financial Reporting Standard 101 Reduced Disclosure Framework (‘FRS 101’). In preparing these financial statements, the Company applies the recognition and measurement requirements in International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’) but makes amendments where necessary in order to comply with the UK Companies Act 2006.

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

Financial Instruments

Under IFRS 9, except for derivative instruments (where applicable) that are mandatorily classified as fair value through profit or loss and the Company’s financial investment in Jackson’s equity securities, which are classified as fair value through other comprehensive income (as discussed below), all of the financial assets and liabilities of the Company are held at amortised cost.The Company assesses impairment on its loans and receivables using the expected credit loss approach. The expected credit loss on the Company’s loans and receivables, the majority of which represent loans to its subsidiaries, have been assessed by taking into account the probability of default on those loans. In all cases, the subsidiaries are expected to have sufficient resources to repay the loan either now or over time based on projected earnings. For loans recallable on demand, the expected credit loss has been limited to the impact of discounting the value of the loan between the balance sheet date and the anticipated recovery date. For loans with a fixed maturity date the expected credit loss has been determined with reference to the historic experience of loans with equivalent credit characteristics.

Upon the demerger of Jackson, the Company has made the election under IFRS 9 to measure its retained interest in Jackson’s equity securities at ‘fair value through other comprehensive income’. Under this designation, only dividend income from this retained interest is recognised in the profit or loss of the Company. Unrealised gains and losses are recognised in other comprehensive income and there is no recycling to the profit or loss on derecognition.

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

Foreign currency translation

Transactions not denominated in the Company’s functional currency, US dollars, are initially recorded at the functional rate of currency prevailing on the date of the transaction. Monetary assets and liabilities not denominated in the Company’s functional currency are translated to the Company's functional currency at year end spot rates. The impact of these currency translations is recorded within the profit and loss account for the year.

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

Deferred tax assets and liabilities are recognised in accordance with the provisions of IAS 12 ‘Income Taxes’. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that future taxable profits will be available against which these losses can be utilised. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

Following the demerger of M&G plc in 2019, it is unlikely that the UK tax group will have future taxable income which would enable a current tax credit or deferred tax asset to be recognised.

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

3Dividends received from subsidiary undertakings

The parent company received dividends totalling $3,597 million from its consolidated subsidiary undertakings in 2021 (2020: $406 million; 2019: $9,599 million).

4Reconciliation from the FRS 101 parent company results to the IFRS Group results

The parent company financial statements are prepared in accordance with FRS 101 and the Group financial statements are prepared in accordance with IFRS Standards as issued by the IASB and international financial reporting standards adopted for use in the UK.

The tables below provide a reconciliation between the FRS 101 parent company results and the IFRS Group results.

Profit after tax	2021 $m	2020 $m	2019 $m
Profit (loss) for the financial year of the Company in accordance with FRS 101note(i)	2,648	(85)	12,255
Accounting policy differencenote(ii)	28	(18)	15
Share in the IFRS result of the Group, net of distributions to the Companynote(iii)	(4,718)	2,221	(11,487)
(Loss) profit after tax of the Group attributable to equity holders in accordance with IFRS	(2,042)	2,118	783

Shareholders' equity	31 Dec 2021 $m	31 Dec 2020 $m
Shareholders’ funds of the Company in accordance with FRS 101	15,650	12,286
Accounting policy differencenote(ii)	19	15
Share in the IFRS net equity of the Groupnote(iii)	1,419	8,577
Shareholders’ equity of the Group in accordance with IFRS	17,088	20,878

Notes

(i)	The parent company’s profit (loss) for the financial year includes distributions to the Company from subsidiaries.
(ii)

Accounting policy difference represents the difference in accounting policy for expected credit losses on loan assets, and the difference in treatment of realised gains and losses on investments classified as fair value through other comprehensive income, as the Company has adopted IFRS 9 while the Group applies IAS 39.

(iii)	The ‘share in the IFRS result and net equity of the Group’ lines represent the parent company’s equity in the earnings and net assets of its subsidiaries and associates.

5Guarantees provided by the parent company

In certain instances the parent company has guaranteed that its subsidiaries will meet their obligations when they fall due for payment.

6Equity securities – fair value through other comprehensive income

On 8 September 2021, Prudential Corporation Asia Limited, a subsidiary of the Company, transferred the Group’s holding in Jackson to the Company as a dividend in specie. This holding was classified as an asset held for distribution and was measured at fair value less costs to distribute at date of transfer. On 13 September 2021, the Company distributed shares in Jackson with value of $1,735 million to its shareholders (further details are provided in note D1.2 of the Group IFRS financial statements). In accordance with IFRIC 17 the value of dividend in-specie recognised as distribution within the statement of changes in equity was the fair value of Jackson Financial Inc. at the date of distribution. As also required by IFRIC 17, the difference between the fair value of Jackson Financial Inc. on distribution and the previous carrying value of the Company’s investment in Jackson Financial Inc. of $439 million is recognised as a loss within profit for the year. Immediately after the distribution, the Company retained a 19.7 per cent economic interest (19.9 per cent voting interest) in Jackson’s equity securities, which was recognised as a financial investment at ‘fair value through other comprehensive income’. On 13 December 2021, Jackson announced, as part of previously disclosed $300 million share repurchase program, the repurchase of 2,242,516 shares of its Class A common stock from the Company. With this repurchase activity, the Company’s remaining economic interest in Jackson was 18.4 per cent as of 31 December 2021 (18.5 per cent voting interest).

The fair value of the Company's holding in the equity securities of Jackson is determined by the use of current market bid prices, and is categorised as Level 1: Quoted prices (unadjusted in active markets) of the IFRS 13 'Fair Value Measurement' defined fair value hierarchy. Following initial recognition on 13 September 2021, a gain of $273 million has been recognised in other comprehensive income for the year in respect of these instruments.

7Post balance sheet events

Dividends

The second interim ordinary dividend for the year ended 31 December 2021, which was approved by the Board of Directors after 31 December 2021, is described in note B5 of the Group IFRS financial statements.

Debt redemption

On 20 January 2022 the Company redeemed subordinated debt instruments of $1,725 million, as described in note C5.1 of the Group IFRS financial statements.

Additional unaudited financial information

I	Additional financial information
I(i)	Group capital position

Overview

Prudential applies the Insurance (Group Capital) Rules set out in the Group-wide Supervision (GWS) Framework issued by the Hong Kong Insurance Authority (IA) to determine group regulatory capital requirements (both minimum and prescribed levels). The GWS Framework became effective for Prudential upon designation by the Hong Kong IA on 14 May 2021 and replaced the local capital summation method (LCSM) which was used for determination of the 31 December 2020 Group capital position as agreed with the Hong Kong IA.

The GWS methodology is largely consistent with that previously applied under LCSM with the exception of the treatment of debt instruments which are subject to transitional arrangements under the GWS Framework. Under the GWS Framework, all debt instruments (senior and subordinated) issued by Prudential plc at the 31 December 2021 are included as GWS eligible group capital resources. This includes debt issued at the date of designation which met the transitional conditions set by the Hong Kong IA and have not since been redeemed and debt issued since the date of designation which met the qualifying conditions as set out in the Insurance (Group Capital) Rules. Under the LCSM, only specific bonds (being those subordinated debt instruments issued by Prudential plc at the date of demerger of M&G plc) were included as eligible group capital resources.

For regulated insurance entities, the capital resources and required capital included in the GWS capital measure for Hong Kong IA Group regulatory purposes are based on the local solvency regime applicable in each jurisdiction. The Group holds material participating business in Hong Kong, Singapore and Malaysia. Alongside the total company GWS capital basis, a shareholder GWS capital basis is also presented, being eligible group capital resources over the GMCR and which excludes the capital resources and minimum capital requirements of these participating funds. The table below sets out the Group capital position on these two bases before allowing for the second interim dividend. The GWS group capital adequacy requirements have been met since the GWS Framework became effective for Prudential upon designation, this includes maintaining Tier 1 group capital resources in excess of the group minimum capital requirement of the supervised group.

Estimated GWS capital position based on Group Minimum Capital Requirement (GMCR)notes (1)(2)(3)

	31 Dec 2021			31 Dec 2020
		Less			Less
Amounts attributable to Prudential plc	Total	policyholder	Shareholder	Total	policyholder	Shareholder
Eligible group capital resources ($bn)	44.4	(27.5)	16.9	34.9	(22.1)	12.8
Group Minimum Capital Requirement ($bn)	10.7	(7.0)	3.7	10.1	(6.7)	3.4
GWS capital surplus (over GMCR) ($bn)	33.7	(20.5)	13.2	24.8	(15.4)	9.4
GWS coverage ratio (over GMCR) (%)	414%		454%	344%		370%

Allow for January 2022 debt redemption	(1.7)	—	(1.7)	n/a	n/a	n/a
GWS capital surplus (over GMCR) after January 2022 debt redemption ($bn)	32.0	(20.5)	11.5	n/a	n/a	n/a
GWS coverage ratio (over GMCR) after January 2022 debt redemption (%)	398%	—	408%	n/a	n/a	n/a

Further detail on the Group shareholder GWS capital position is presented below at 31 December 2021 and 31 December 2020 for comparison:

			Shareholder
	Total Asia	Less		Unallocated to
31 Dec 2021 $bn	and Africa	policyholder	Asia and Africa	a segment	Group
Eligible group capital resources	40.3	(27.5)	12.8	4.1	16.9
Group Minimum Capital Requirement	10.7	(7.0)	3.7	—	3.7
GWS capital surplus (over GMCR)	29.6	(20.5)	9.1	4.1	13.2

			Shareholder
	Total Asia	Less		Unallocated to
31 Dec 2020 $bn	and Africa	policyholder	Asia and Africa	a segment	Group
Eligible group capital resources	33.7	(22.1)	11.6	1.2	12.8
Group Minimum Capital Requirement	10.1	(6.7)	3.4	—	3.4
GWS capital surplus (over GMCR)	23.6	(15.4)	8.2	1.2	9.4

Notes

(1)

The total eligible group capital resources and total GMCR presented in the tables above reflect the Insurance (Group Capital) Rules as set out in the GWS Framework. In particular, the 31 December 2020 capital results have been restated from those previously disclosed on a LCSM basis to reflect the treatment of grandfathered debt instruments under the GWS Framework, which increased eligible group capital resources by $1.6 billion compared to the LCSM basis. This had the effect of increasing capital surplus over the GMCR from $7.8 billion (equivalent to a coverage ratio of 323 per cent) to $9.4 billion (equivalent to a coverage ratio of 370 per cent) on a shareholder GWS basis. The 31 December 2020 GWS capital results are presented on a Group excluding Jackson basis and are before including the value of the Group’s retained interest in Jackson.

(2)

The 31 December 2021 GWS capital results include the value of the Group’s 18.4 per cent retained economic interest in Jackson. As agreed with the Hong Kong IA this retained interest is included within the GWS eligible group capital resources valued at 60 per cent of the listed market value. At 31 December 2021 this is included within “unallocated to a segment” and contributes $0.4 billion to the GWS capital surplus (over GMCR) and 11 percentage points to the shareholder GWS coverage ratio (over GMCR).

(3)	The 31 December 2021 GWS capital results do not reflect the impact of the redemption of $1.7 billion of sub-ordinated debt in January 2022 unless otherwise specified.

Regulatory developments in 2022

The recent trend to more risk-based capital regimes being adopted in many of the Group’s markets is continuing and this impacts on the Group’s GWS capital measure, which is underpinned by the local regulatory regimes of the Group’s subsidiaries, joint ventures and associates. In mainland China C-ROSS Phase II becomes effective in the first quarter of 2022, the impact of which is not included in the 31 December 2021 GWS results above.

Further, in February 2022 Prudential Hong Kong Limited, the Group’s insurance business in Hong Kong, made an application to the Hong Kong IA to early-adopt the new risk-based capital regime. The impact is not reflected in the 31 December 2021 GWS capital position shown above and the Group currently expects to include this change in the GWS capital position as at 30 June 2022, which remains subject to Hong Kong IA approval.

We intend to disclose the impacts of both these regulatory changes within our 2022 half year financial report on Form 6-K as they become effective.

Sensitivity analysis

The estimated sensitivity of the shareholder GWS capital position (based on GMCR) to changes in market conditions at 31 December 2021 is shown below.

	31 Dec 2021
Impact of market sensitivities	Surplus $bn	Ratio %
Base position	13.2	454%
Impact of:
10% increase in equity markets	0.3	5%
20% fall in equity markets	(0.6)	(2)%
40% fall in equity markets	(1.1)	(1)%
50 basis points reduction in interest rates	0.1	(10)%
100 basis points increase in interest rates	(0.8)	(12)%
100 basis points increase in credit spreads	(0.5)	(6)%

The sensitivity results above reflect the impact on continuing long-term business operations and therefore the Group’s retained economic interest in Jackson, which contributed $0.4 billion to the GWS capital surplus at 31 December 2021, is assumed to be unchanged under stress. The sensitivity results assume instantaneous market movements and reflect all consequential impacts as at the valuation date. These results also allow for limited management actions such as changes to future policyholder bonuses and rebalancing investment portfolios where relevant. If such economic conditions persisted, the financial impacts may differ to the instantaneous impacts shown above. In this case management could also take additional actions to help mitigate the impact of these stresses. These actions include, but are not limited to, market risk hedging, further rebalancing of investment portfolios, increased use of reinsurance, repricing of in-force benefits, changes to new business pricing and the mix of new business being sold.

Analysis of movement in shareholder GWS capital surplus over GMCR

A summary of the estimated movement in the shareholder LCSM capital surplus (over GMCR) excluding Jackson of $7.8 billion at 31 December 2020 to the shareholder GWS capital surplus (over GMCR) of $13.2 billion at 31 December 2021 on a GWS basis is set out in the table below.

2021 $bn
Full year
Balance at beginning of period on a LCSM basis	7.8
Treatment of grandfathered debt instruments under the GWS Framework	1.6
Restated balance at beginning of period on a GWS basis	9.4
Operating:
Operating capital generation from the in force business	1.3
Investment in new business	(0.3)
Operating capital generation	1.0

Non-operating experience (including market movements)	0.3

Other capital movements:
Equity raise	2.4
Subordinated debt issuance / redemption	0.1
Contribution from Prudential’s retained economic interest in Jackson	0.5
Other Corporate activities	(0.1)
Other capital movements	2.9
External dividends	(0.4)
Net movement in shareholder capital surplus	3.8
Balance at end of period	13.2

The estimated movement in the shareholder GWS capital surplus (over GMCR) over 2021 is driven by:

–

Operating capital generation of $1.0 billion: generated by the return on in-force business, after deducting $0.3 billion from the strain on new business written in the period and $0.8 billion of central and restructuring costs;

–	Non-operating experience of $0.3 billion: this includes the beneficial impact on shareholder GWS capital surplus (over GMCR) from higher equity markets and increasing interest rates over the year;
–	Equity raise of $2.4 billion: generated from the public offer in Hong Kong in October 2021;
–

Subordinated debt issuance / redemption of $0.1 billion: the net impact of debt redeemed offset by debt raised during 2021, this includes the issuance of subordinated debt in China in June 2021 which contributed $0.3 billion to the shareholder GWS capital surplus (over GMCR) offset by the $(0.2) billion net effect of debt raises and redemptions undertaken by Prudential plc;

–

Contribution from Prudential’s retained economic interest in Jackson of $0.5 billion: comprising of $0.3 billion from the impact of including the retained 19.7 per cent non-controlling economic interest in Jackson at the date of the demerger of Jackson from Prudential plc and $0.2 billion from the movement in the value of the retained interest since the date of demerger along with gains realised from the share repurchase by Jackson in November 2021. As agreed with the Hong Kong IA the retained interest is included within the GWS eligible group capital resources valued at 60 per cent of market value;

–

Other Corporate activities of $(0.1) billion: this is the effect on shareholder GWS capital surplus (over GMCR) of corporate transactions in the year, which in 2021 comprised of the extension of the strategic bancassurance partnership with MSB in Vietnam; and

–	External dividends of $(0.4) billion: this is the payment of external cash dividends during 2021.

Reconciliation of Group IFRS shareholders’ equity to shareholder GWS eligible group capital resources position

31 Dec 2021
$bn
Group IFRS shareholders’ equity	17.1

Remove DAC, goodwill and intangibles recognised on the IFRS statement of financial position	(7.6)
Add debt treated as capital under GWSnote (a)	5.7
Asset valuation differencesnote (b)	(2.0)
Liability valuation differencesnote (c)	2.7
Differences in associated net deferred tax liabilitiesnote (d)	1.1
Other note (e)	(0.1)
Estimated shareholder GWS eligible group capital resources	16.9

Notes

(a)	As per the GWS Framework, debt in issuance at the date of designation that satisfy the criteria for transitional arrangements and qualifying debt issued since the date of designation are included as Group capital resources but are treated as liabilities under IFRS.
(b)	Asset valuation differences reflect differences in the basis of valuing assets between IFRS and local statutory valuation rules, including deductions for inadmissible assets. Differences include for some markets where government and corporate bonds are valued at book value under local regulations but are valued at market value under IFRS. This also includes the difference in the valuation of the Group’s retained interest in Jackson which is valued at the listed market value (equal to its fair value) under IFRS as compared to being valued at 60 per cent of the listed market value for GWS capital.
(c)	Liability valuation differences reflect differences in the basis of valuing liabilities between IFRS and local statutory valuation rules. Material differences include in Singapore where the local capital resources under RBC2 permits the recognition of certain negative reserves in the local statutory position that are not fully recognised under IFRS.
(d)	Differences in associated net deferred tax liabilities mainly results from the tax impact of changes in the valuation of assets and liabilities.
(e)	Other differences include the consequential impact on non-controlling interests arising from the other reconciling items and in China a difference from the inclusion of subordinated debt as local capital resources on a C-ROSS basis as compared to being held as a liability under IFRS.

Basis of preparation for the Group GWS capital position

Prudential applies the Insurance (Group Capital) Rules set out in the GWS Framework to determine group regulatory capital requirements (both minimum and prescribed levels). The summation of local statutory capital requirements across the Group is used to determine group regulatory capital requirements, with no allowance for diversification between business operations. The GWS eligible group capital resources is determined by the summation of capital resources across local solvency regimes for regulated entities and IFRS shareholders’ equity (with adjustments described below) for non-regulated entities.

In determining the GWS eligible group capital resources and required capital the following principles have been applied:

–

For regulated insurance entities, capital resources and required capital are based on the local solvency regime applicable in each jurisdiction, with minimum required capital set at the solo legal entity statutory minimum capital requirements;

–

For asset management operations and other regulated entities, the capital position is derived based on the sectoral basis applicable in each jurisdiction, with minimum required capital based on the solo legal entity statutory minimum capital requirement;

–	For non-regulated entities, the capital resources are based on IFRS shareholder equity after deducting intangible assets. No required capital is held in respect of unregulated entities;
–

For entities where the Group’s shareholding is less than 100 per cent, the contribution of the entity to the GWS eligible group capital resources and required capital represents the Group’s share of these amounts and excludes any amounts attributable to non-controlling interests. This does not apply to investment holdings which are not part of the Group;

–

Following the demerger of Jackson from Prudential plc, the Group retains a 18.4 per cent non-controlling economic interest in Jackson. As agreed with the Hong Kong IA this retained interest is included within the GWS eligible group capital resources valued at 60 per cent of the listed market value;

–

Investments in subsidiaries, joint ventures and associates (including, if any, loans that are recognised as capital on the receiving entity’s balance sheet) are eliminated from the relevant holding company to prevent the double counting of capital resources; and

–

Under the GWS Framework, all debt instruments (senior and subordinated) issued by Prudential plc at the 31 December 2021 are included as GWS eligible group capital resources. This includes debt issued at the date of designation which met the transitional conditions set by the Hong Kong IA and have not since been redeemed and debt issued since the date of designation which met the qualifying conditions as set out in the Insurance (Group Capital) Rules. The eligible amount permitted to be included as Group capital resources for transitional debt is based on the net proceeds amount translated using 31 December 2020 exchange rates for debt not denominated in US dollars.

–

The total company GWS capital basis is the capital measure for Hong Kong IA Group regulatory purposes. In addition Prudential also presents a shareholder GWS capital basis which excludes the capital resources and minimum capital requirements of participating business in Hong Kong, Singapore and Malaysia.

I(ii)	Analysis of adjusted operating profit by driver

This schedule classifies the Group’s adjusted operating profit from continuing operations into the underlying drivers using the following categories:

–

Spread income represents the difference between net investment income and amounts credited to certain policyholder accounts. It excludes the operating investment return on shareholder net assets, which has been separately disclosed as expected return on shareholder assets.

–	Fee income represents profit driven by net investment performance, being fees that vary with the size of the underlying policyholder funds, net of investment management expenses.
–	With-profits represents the pre-tax shareholders’ transfer from the with-profits business for the period.
–	Insurance margin primarily represents profit derived from the insurance risks of mortality and morbidity.
–	Margin on revenues primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses (see below).
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

The following analysis expresses certain of the Group’s sources of adjusted operating profit from continuing operations as a margin of policyholder liabilities or other relevant drivers. The 2020 and 2019 comparative information has been presented at both AER and CER to eliminate the impact of exchange translation.

The reconciliation of the adjusted operating profit based on longer-term investment returns by segment to profit before tax attributable to shareholders is provided in the ‘Determining Adjusted Operating Profit of Operating Segments’ section.

	2021			2020 AER			2020 CER
		Average			Average			Average
	Profit	liability	Margin	Profit	liability	Margin	Profit	liability	Margin
	$m	$m	bps	$m	$m	bps	$m	$m	bps
		note (a)	note (b)		note (a)	note (b)		note (a)	note (b)
Spread income	312	47,270	66	296	39,895	74	304	40,113	76
Fee income	345	33,401	103	282	28,014	101	287	28,425	101
With-profits	135	84,905	16	117	73,375	16	118	73,248	16
Insurance margin	2,897			2,648			2,689
Margin on revenues*	3,008			3,007			3,048
Expenses:*
Acquisition costsnote (c)	(2,085)	4,194	(50)%	(1,928)	3,808	(51)%	(1,964)	3,890	(50)%
Administration expenses	(1,656)	80,968	(205)	(1,591)	68,133	(234)	(1,609)	68,758	(234)
DAC adjustments	566			382			392
Expected return on shareholder assets*	231			212			214
	3,753			3,425			3,479
Share of related tax charges from joint ventures and associatesnote (d)	(44)			(46)			(49)
Long-term business	3,709			3,379			3,430
Eastspring	314			283			286
Adjusted operating profit	4,023			3,662			3,716

	2019 AER			2019 CER
		Average			Average
	Profit	liability	Margin	Profit	liability	Margin
	$m	$m	bps	$m	$m	bps
		note (a)	note (b)		note (a)	note (b)
Spread income	321	29,706	108	319	30,232	106
Fee income	286	27,413	104	283	27,155	104
With-profits	107	58,032	18	107	58,492	18
Insurance margin	2,244			2,234
Margin on revenues*	3,095			3,087
Expenses:*
Acquisition costsnote (c)	(2,174)	5,243	(41)%	(2,172)	5,242	(41)%
Administration expenses	(1,473)	57,238	(257)	(1,463)	57,504	(254)
DAC adjustments	430			426
Expected return on shareholder assets*	194			193
	3,030			3,014
Share of related tax charges from joint ventures and associatesnote (d)	(31)			(30)
Long-term business	2,999			2,984
Eastspring	283			278
Adjusted operating profit	3,282			3,262

* Including amounts related to Africa operations.

†	For 2020, the CER results were calculated using the 2021 average exchange rates.
‡	For 2019, the CER results were calculated using the 2020 average exchange rates.

Notes

(a)

The calculation of average liabilities is generally derived from opening and closing balances, with average liabilities used to derive the margin for fee income calculated using quarter-end balances to provide a more meaningful analysis. Other than the average liabilities used to calculate the administration expense margin, the average liabilities in the analysis above exclude the liabilities for the Africa operations.

(b)	Margin represents the operating return earned in the year as a proportion of the relevant class of policyholder liabilities excluding unallocated surplus.
(c)

The ratio of acquisition costs is calculated as a percentage of APE sales in the year, including with-profits sales. Acquisition costs include only those relating to shareholder-backed business. The ratio of shareholder acquisition costs to shareholder APE sales (excluding with-profits) in 2021 is 61 per cent (2020: 66 per cent on both AER and CER basis; 2019: 65 per cent on both AER and CER basis).

(d)

Under IFRS, the Group’s share of results from its investments in joint ventures and associates accounted for using the equity method is included as a single line in the Group’s profit before tax on a net of related tax basis. In the table above, the results of the joint ventures and associates are analysed by adjusted operating profit drivers and on a pre-tax basis, with related tax charges shown separately in order for the contribution from the joint ventures and associates to be included in the profit driver and margin analysis on a consistent basis with the rest of the business operations.

I(iii)	Analysis of adjusted operating profit by business unit

The table below presents the 2020 and 2019 results on both AER and CER bases to eliminate the impact of exchange translation.

	2021 $m	2020 $m		2021 vs 2020%		2019 $m
		AER	CER†	AER	CER	AER	CER‡
CPL	343	251	269	37%	28%	219	219
Hong Kong	975	891	889	9%	10%	734	742
Indonesia	446	519	529	(14)%	(16)%	540	525
Malaysia	350	309	313	13%	12%	276	272
Singapore	663	574	589	16%	13%	493	487
Growth markets and other
Philippines	110	95	96	16%	15%	73	76
Taiwan	94	85	89	11%	6%	74	77
Thailand	236	210	205	12%	15%	170	169
Vietnam	317	270	274	17%	16%	237	237
Other*	219	221	226	(1)%	(3)%	214	210
Share of related tax charges from joint ventures and associate	(44)	(46)	(49)	(4)%	(10)%	(31)	(30)
Long-term business	3,709	3,379	3,430	10%	8%	2,999	2,984
Eastspring	314	283	286	11%	10%	283	278
Adjusted operating profit	4,023	3,662	3,716	10%	8%	3,282	3,262
*	Includes other growth markets and a number of small items that are not expected to reoccur.
†	For 2020, the CER results were calculated using the 2021 average exchange rates.
‡	For 2019, the CER results were calculated using the 2020 average exchange rates.

(a)	Eastspring adjusted operating profit

	2021 $m	2020 $m	2019 $m
Operating income before performance-related feesnote (1)	747	646	636
Performance-related fees	15	7	12
Operating income (net of commission)note (2)	762	653	648
Operating expensenote (2)	(403)	(336)	(329)
Group's share of tax on joint ventures' operating profit	(45)	(34)	(36)
Adjusted operating profit	314	283	283
Average funds managed by Eastspring Investments	$251.7bn	$227.1bn	$214.0bn
Margin based on operating incomenote (3)	30bps	28bps	30bps
Cost/income rationote II(v)	54%	52%	52%

Notes

(1)	Operating income before performance-related fees for Eastspring can be further analysed as follows:

	Retail	Margin	Institutional*	Margin*	Total	Margin*
	$m	bps	$m	bps	$m	bps
2021	449	56	298	17	747	30
2020	390	52	256	17	646	28
2019	392	52	244	18	636	30
*	Institutional includes internal funds.
(2)

Operating income and expense include the Group’s share of contribution from joint ventures. In the condensed consolidated income statement of the Group IFRS basis results, the net income after tax of the joint ventures and associates is shown as a single line item.

(3)

Margin represents operating income before performance-related fees as a proportion of the related funds under management (FUM). Monthly closing internal and external funds managed by Eastspring have been used to derive the average. Any funds held by the Group's insurance operations that are managed by third parties outside the Prudential Group are excluded from these amounts.

(b)	Eastspring total funds under management

Eastspring manages funds from external parties and also funds for the Group’s insurance operations. The table below analyses the total funds managed by Eastspring.

	31 Dec 2021 $bn	31 Dec 2020 $bn
External funds under management, excluding funds managed on behalf of M&G plcnote (1)
Retail	68.5	66.9
Institutional	13.2	13.8
Money market funds (MMF)	12.3	13.2
	94.0	93.9
Funds managed on behalf of M&G plcnote (2)	11.5	15.7

External funds under management	105.5	109.6
Internal funds under management	153.0	138.2
Total funds under managementnote (3)	258.5	247.8

Notes

(1)	Movements in external funds under management, excluding those managed on behalf of M&G plc, are analysed below:

	2021 $m	2020 $m
At 1 Jan	93,863	98,005
Market gross inflows	98,963	116,743
Redemptions	(99,862)	(126,668)
Market and other movements	992	5,783
At 31 Dec*	93,956	93,863
*

The analysis of movements above includes $12,248 million relating to Asia Money Market Funds at 31 December 2021 (31 December 2020: $13,198 million). Investment flows for 2021 include Eastspring Money Market Funds gross inflows of $61,949 million (2020: $76,317 million) and net outflows of $1,512 million (2020: net inflows of $48 million).

(2)	Movements in funds managed on behalf of M&G plc are analysed below:

	2021 $m	2020 $m
At 1 Jan	15,737	26,717
Net flows	(4,040)	(10,033)
Market and other movements	(168)	(947)
At 31 Dec	11,529	15,737

(3)	Total funds under management are analysed by asset class below:

	31 Dec 2021		31 Dec 2020
	$bn	% of total	$bn	% of total
Equity	107.1	41%	103.9	42%
Fixed income	133.6	52%	125.7	51%
Alternatives	2.7	1%	2.7	1%
Money Market Funds	15.1	6%	15.5	6%
Total funds under management	258.5	100%	247.8	100%

I(iv)Group funds under management

For Prudential’s asset management businesses, funds managed on behalf of third parties are not recorded on the balance sheet. They are, however, a driver of profitability. Prudential therefore analyses the movement in the funds under management each year, focusing on those which are external to the Group and those primarily held by the Group’s continuing insurance businesses. The table below analyses the funds of the Group held in the balance sheet and the external funds that are managed by Prudential’s asset management businesses from continuing operations.

	31 Dec 2021 $bn	31 Dec 2020 $bn
Continuing operations:
Internal funds	193.9	175.0
Eastspring external funds, including M&G plc (as analysed in note I(iii) above)	105.5	109.6
Total Group funds under managementnote	299.4	284.6

Note

Total Group funds under management from continuing operations comprise:

	31 Dec 2021 $bn	31 Dec 2020 $bn
Total investments and cash and cash equivalents held by the continuing operations on the balance sheet	177.9	164.0
External funds of Eastspring including M&G plc	105.5	109.6
Internally managed funds held in joint ventures and associates, excluding assets attributable to external unit holders of the consolidated collective investment schemes and other adjustments	16.0	11.0
Total Group funds under management	299.4	284.6

II	Calculation of alternative performance measures

Prudential uses alternative performance measures (APMs) to provide more relevant explanations of the Group’s financial position and performance. This section sets out explanations for each APM and reconciliations to relevant IFRS balances.

II(i)	Reconciliation of adjusted operating profit to profit before tax

Adjusted operating profit presents the operating performance of the business. This measurement basis adjusts for the following items within total IFRS profit before tax:

–	Short-term fluctuations in investment returns on shareholder-backed business;
–	Amortisation of acquisition accounting adjustments arising on the purchase of business; and
–	Gain or loss on corporate transactions, as discussed in note D1.1 to the consolidated financial statements.

More details on how adjusted operating profit is determined are included in note B1.2 of the consolidated financial statements. A full reconciliation to profit after tax is given in note B1.1 of the consolidated financial statements.

II(ii)	Calculation of IFRS gearing ratio from continuing operations

IFRS gearing ratio is calculated as net core structural borrowings of shareholder-financed businesses divided by closing IFRS shareholders’ equity plus net core structural borrowings, all in respect of continuing operations.

	31 Dec 2021 $m	31 Dec 2020 $m
Continuing operations:
Core structural borrowings of shareholder-financed businesses	6,127	6,383
Less holding company cash and short-term investments	(3,572)	(1,463)
Net core structural borrowings of shareholder-financed businesses	2,555	4,920
Closing shareholders’ equity	17,088	12,367
Closing shareholders’ equity plus net core structural borrowings	19,643	17,287
IFRS gearing ratio	13%	28%

II(iii)	Return on IFRS shareholders’ equity from continuing operations

This measure is calculated as adjusted operating profit from continuing operations, after tax and non-controlling interests, divided by average shareholders’ equity in respect of continuing operations.

Detailed reconciliation of adjusted operating profit from continuing operations to IFRS profit before tax for the Group is shown in note B1.1 to the Group IFRS basis results.

	2021 $m	2020 $m
Adjusted operating profit	3,233	2,757
Tax on adjusted operating profit	(548)	(497)
Adjusted operating profit attributable to non-controlling interests	(17)	(10)
Adjusted operating profit, net of tax and non-controlling interests	2,668	2,250

Shareholders’ equity at beginning of year	12,367	10,548
Shareholders’ equity at end of year	17,088	12,367
Average shareholders’ equity	14,728	11,458
Operating return on average shareholders’ equity (%)	18%	20%

II(iv)	Calculation of IFRS shareholders’ equity per share

IFRS shareholders’ equity per share is calculated as closing IFRS shareholders’ equity divided by the number of issued shares at the end of the year.

	2021		2020
Number of issued shares at the end of the year	2,746		2,609

Closing IFRS shareholders’ equity for continuing operations ($ million)	17,088		12,367
Shareholders’ equity per share (cents) for continuing operations	622	¢	474	¢

Closing IFRS shareholders’ equity for discontinuing operations ($ million)	—		8,511
Shareholders’ equity per share (cents) for discontinued US operations	—		326	¢
Group shareholders’ equity per share (cents)	622	¢	800	¢

II(v)	Calculation of Eastspring cost/income ratio

The cost/income ratio is calculated as operating expenses, adjusted for commissions and share of contribution from joint ventures and associates, divided by operating income, adjusted for commission, share of contribution from joint ventures and associates and performance-related fees.

	2021 $m	2020 $m	2019 $m
IFRS revenue	665	612	569
Share of revenue from joint ventures and associates	314	235	244
Commissions	(217)	(194)	(165)
Performance-related fees	(15)	(7)	(12)
Operating income before performance-related feesnote	747	646	636

IFRS charges	498	446	392
Share of expenses from joint ventures and associates	122	84	102
Commissions	(217)	(194)	(165)
Operating expense	403	336	329
Cost/income ratio (operating expense/operating income before performance-related fees)	54%	52%	52%

Note

IFRS revenue and charges for Eastspring are included within the IFRS Income statement in ‘other income’ and ‘acquisition costs and other expenditure’ respectively. Operating income and expense include the Group’s share of contribution from joint ventures and associates. In the condensed consolidated income statement of the Group IFRS basis results, the net income after tax from the joint ventures and associates is shown as a single line item.

II(vi)Reconciliation of gross premiums earned to renewal insurance premiums

	2021 $m	2020 $m
		AER	CER
IFRS gross premiums earned	24,217	23,495	23,722
Less: General insurance premium	(124)	(130)	(130)
Less: IFRS gross earned premium from new regular and single premium business	(6,500)	(5,112)	(5,225)
Add: Renewal premiums from joint ventures and associatesnote	2,295	1,957	2,036
Renewal insurance premiums	19,888	20,210	20,403

Note

For the purpose of the definition of renewal premiums from joint ventures and associates in the table above, premiums for the deposit component of insurance contracts from our CPL business are excluded.

II(vii)	Reconciliation of gross premiums earned to APE new business sales

The Group reports APE new business sales as a measure of the new policies sold in the year. APE is calculated as the aggregate of regular premiums and one-tenth of single premiums on new business written during the year for all insurance products, including premiums for contracts designated as investment contracts under IFRS 4. The use of the one-tenth of single premiums is to normalise policy premiums into the equivalent of regular annual payments. This measure is commonly used in the insurance industry to allow comparisons of the amount of new business written in a period by life insurance companies, particularly when the sales contain both single premium and regular premium business. This differs from the IFRS measure of gross premiums earned as shown below from continuing operations:

	2021 $m	2020 $m	2019 $m
Gross premiums earned	24,217	23,495	23,855
Less: premiums from in-force renewal businessnote (a)	(17,593)	(18,253)	(17,291)
Less: 90% of single premiums on new business sold in the yearnote (b)	(3,602)	(2,147)	(2,618)
Add: APE sales from joint ventures and associates on equity accounting methodnote (c)	1,104	820	899
Other adjustmentsnote (d)	68	(107)	398
Annual premium equivalent (APE)	4,194	3,808	5,243

Notes

(a)	Gross premiums earned include premiums from existing in-force business as well as new business given the Group’s focus on recurring premium business.
(b)	APE new business sales only include one-tenth of single premiums, recorded on policies sold in the year. Gross premiums earned include 100 per cent of such premiums.
(c)

For the purpose of reporting APE new business sales, the Group’s share of amounts sold by the Group’s insurance joint ventures and associates are included. Under IFRS, joint ventures and associates are equity accounted and so no amounts are included within gross premiums earned.

(d)

APE new business sales are annualised while gross premiums earned are recorded only when revenues are due. Other adjustments also reflect the inclusion of policies written in the year which are classified as investment contracts without discretionary participation features under IFRS 4, which are recorded as deposits and therefore not in gross premiums earned, and the exclusion of general insurance earned on an IFRS basis.

EXHIBITS

Documents filed as exhibits to this Form 20-F:

Exhibit Number	Description
1.	Memorandum(2) and Articles of Association of Prudential(5)
2.1

Form of Deposit Agreement among Prudential, Morgan Guaranty Trust Company of New York, as depositary, and holders and beneficial owners from time to time of ADRs issued there under, including the form of ADR(1). General Data Protection Regulation Amendment Letter to the Deposit Agreement(5)

2.2

The total amount of long-term debt securities of Prudential plc authorised under any instrument does not exceed 10 per cent of the total assets of the Company on a consolidated basis. Prudential plc hereby agrees to furnish to the Securities and Exchange Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Prudential plc or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed

2.3	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934
4.1	Prudential Long-Term Incentive plan, Prudential Deferred Annual Incentive Plan
4.2	Executive Directors’ Service Contracts:
Mark FitzPatrick(4)
James Turner(4)
Michael Wells(3)
4.3	Form of Letter of Appointment for Non-executive Directors(6) and form of Letter of Appointment for the Chair(7). Each Letter of appointment is in the form exhibited.
4.4	Other benefits between the Prudential Group and the Directors. Each of the Directors has the benefit of a deed of indemnity granted by the Company which substantially follows the form exhibited(5)
4.5	Demerger Agreement, between Prudential plc and M&G plc, dated 25 September 2019(6)
4.6	Demerger Agreement, between Prudential plc and Jackson Financial Inc, dated 6 August 2021
8.	Subsidiaries of Prudential (set forth in Note D6 to the consolidated financial statements included in this Form 20-F)
12.1	Certification of Prudential plc’s Group Chief Executive pursuant to Section 302 of the Sarbanes Oxley Act of 2002
12.2	Certification of Prudential plc’s Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002
13.1	Annual certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
14.1	Consent of KPMG LLP
15.1	Prudential’s Code of Business Conduct
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Linkbase Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104.	Cover page interactive data file (formatted as inline XBRL and contained in Exhibit 101)
(1)	As previously filed with the Securities and Exchange Commission on 22 June 2000 as an exhibit to Prudential’s Form F-6 (in paper format).
(2)	As previously filed with the Securities and Exchange Commission on 18 May 2009 as an exhibit to Prudential’s Form 20-F.
(3)	As previously filed with the Securities and Exchange Commission on 7 April 2016 as an exhibit to Prudential’s Form 20-F.
(4)	As previously filed with the Securities and Exchange Commission on 22 March 2018 as an exhibit to Prudential’s Form 20-F.
(5)	As previously filed with the Securities and Exchange Commission on 22 March 2019 as an exhibit to Prudential’s Form 20-F.
(6)	As previously filed with the Securities and Exchange Commission on 20 March 2020 as an exhibit to Prudential’s Form 20-F.
(7)	As previously filed with the Securities and Exchange Commission on 15 March 2021 as an exhibit to Prudential’s Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Prudential plc

17 March 2022	By:	/s/ Mike Wells
	Name:	Mike Wells
	Title:	Group Chief Executive