Form 20-F
period 2024-12-31
PRUDENTIAL PLC
filed 2025-03-26
CIK 1116578

As filed with the Securities and Exchange Commission on 26 March 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2024

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

1 Angel Court, London EC2R 7AG, England

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered

American Depositary Shares, each representing 2 Ordinary Shares, 5 pence par value each	PUK	New York Stock Exchange

Ordinary Shares, 5 pence par value each	PUK/D	New York Stock Exchange*

3.125% Senior Notes due 2030 issued by Prudential Funding (Asia) plc	PUK30	New York Stock Exchange

3.625% Senior Notes due 2032 issued by Prudential Funding (Asia) plc	PUK32	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of 31 December 2024 was

2,657,521,888 Ordinary Shares, 5 pence par value each

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

☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐   Item 17   ☐     Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐   Yes    ☒   No

*	Not for trading, but only in connection with the registration of American Depositary Shares.
†	The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after 5 April 2012.

Forward-looking statements	8
Sources	10
Summary of our business	11
Our business at a glance	11
Our clear and simple strategy	13
Market review	15
Strategy in action	17
Company address and agent	18
Dividend data	18
Competition	18
Strategic and operating review	20
Our business model	27
Financial review	29
Overview	29
Summary consolidated results and basis of preparation of analysis	31
Explanation of performance and other financial measures	32
Investments	38
Additional information on liquidity and capital resources	39
EEV basis, new business profit, free surplus generation and Group adjusted operating profit	40
Determining adjusted operating profit of operating segments	41
Segment discussion	42
Definitions of performance metrics	52
Risk review	54
Introduction	54
Risk governance	54
The Group's principal risks	57
Risk factors	67
Supervision and regulation of Prudential	80
Global regulatory and geopolitical developments and trends	80
Prudential in Asia	81
Prudential in Africa	85
Disclosure obligations under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012	85
Governance	86
Governance at a glance	86
Our leadership	87
How we operate	96
Committee reports	105
Audit committee financial expert	123
Differences between Prudential’s governance practice and the NYSE corporate governance rules	123
Memorandum and Articles of Association	125
Code of ethics	128
Insider trading policies	128

Compensation and employees	129
Remuneration at a glance	129
Annual report on remuneration	131
Additional remuneration disclosures	145
Share ownership	146
Employees	146
Additional information	147
Significant subsidiaries	147
Major shareholders	147
Intellectual property	148
Legal proceedings	148
Material contracts	148
Exchange controls	148
Taxation	148
Documents on display	151
Controls and procedures	151
Listing information	152
Description of securities other than equity securities	152
Purchases of equity securities by Prudential plc and affiliated purchasers	153
Principal accountant fees and services	153
Limitations on enforcement of US Laws against Prudential, its Directors, management and others	153
Financial statements	154
Consolidated financial statements	154
Condensed financial information of Registrant	246
Additional unaudited financial information	253
Exhibits	262

Cross references to form 20-F requirements

Item	20-F Form Requirements	Section in this Annual Report on Form 20-F	Page
Item 1	Identity of Directors, Senior Management and Advisers	n/a
Item 2	Offer Statistics and Expected Timetable	n/a
Item 3	Key Information
	Capitalisation and indebtedness	n/a
	Reasons for the offer and use of proceeds	n/a
	Risk factors	Risk factors	67
Item 4	Information on the Company
	History and development of the company	–Our business at a glance	11
		–Company address and agent	18
		–Documents on display	151
		–Strategic and operating review	20
	Business overview	–Our clear and simple strategy	13
		–Our business model	27
		–Strategic and operating review	20
		–Segment discussion	42
		–Definitions of performance metrics	52
		–Competition	18
		–Supervision and regulation of Prudential	80
		–Investments	38
		–EEV basis, new business profit, free surplus generation and Group adjusted operating profit	40
		–Sources	10
	Organisational structure	–Our business model	27
		–Significant subsidiaries	147
	Property, plants and equipment	Note C10 to the consolidated financial statements	232
Item 4A	Unresolved Staff Comments	n/a
Item 5	Operating and Financial Review and Prospects
	Operating results	– Strategic and operating review	20
		– Financial review	29
		– Summary consolidated results and basis of preparation analysis	31
		– Determining adjusted operating profit of operating segments	41
		– Explanation of performance and other financial measures	32
	Liquidity and capital resources	– Explanation of performance and other financial measures	32
		– Additional information on liquidity and capital resources	39
		– Note D5 to the consolidated financial statements	235
	Research and development, patents and licenses, etc	n/a
	Trend information	– Strategic and operating review	20
		– Explanation of performance and other financial measures	32
	Critical Accounting Estimates	– Note A3 to the consolidated financial statements	165

Item	20-F Form Requirements	Section in this Annual Report on Form 20-F	Page
Item 6	Directors, Senior Management and Employees
	Directors and senior management	Board of Directors	87
	Compensation	Compensation and employees:	129
		– Remuneration at a glance	129
		– Annual report on remuneration	131
		– Summary of current Directors’ remuneration policy	130
		– Additional remuneration disclosure	145
	Board practices	– How we operate	96
		– Committee reports	105
	Employees	Employees	146
	Share ownership	Share ownership	146
	Disclosure of a registrant's action to recover erroneously awarded compensation	n/a
Item 7	Major Shareholders and Related Party Transactions
	Major shareholders	Major shareholders	147
	Related party transactions	Note D4 to the consolidated financial statements	234
	Interests of Experts and Counsel	n/a
Item 8	Financial Information
	Consolidated statements and other financial information	Financial statements	154
		Legal proceedings	148
	Significant changes	n/a
Item 9	The Offer and Listing
	Offer and listing details	Listing information	152
	Markets	Listing information	152
Item 10	Additional Information
	Share capital	n/a
	Memorandum and Articles of Association	Memorandum and Articles of Association	125
	Material contracts	Material contracts	148
	Exchange controls	Exchange controls	148
	Taxation	Taxation	148
	Dividends and paying agents	n/a
	Statement by experts	n/a
	Documents on display	Documents on display	151
	Subsidiary information	Note D6 to the consolidated financial statements	235
	Annual report to security holders	Submitted separately

Item	20-F Form Requirements	Section in this Annual Report on Form 20-F	Page
Item 11	Quantitative and Qualitative Disclosures about Market Risk	– Risk review	54
		– Note C6 to the consolidated financial statements	224
Item 12	Description of Securities Other than Equity Securities
	American depositary shares	Description of securities other than equity securities	152
Item 13	Defaults, Dividend Arrearages and Delinquencies	n/a
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	n/a
Item 15	Controls and Procedures	Controls and procedures	151
Item 16A	Audit Committee Financial Expert	Audit committee financial expert	123
Item 16B	Code of Ethics	Code of ethics	128
Item 16C	Principal Accountant Fees and Services	Principal accountant fees and services	153
Item 16D	Exemptions from the Listing Standards for Audit Committees	n/a
Item 16E	Purchases of Equity Securities by Prudential plc and Affiliated Purchasers	Purchases of equity securities by Prudential plc and affiliated purchasers	153
Item 16F	Change in Registrant’s Certifying Accountant	n/a
Item 16G	Corporate Governance	Differences between Prudential’s governance practice and the NYSE corporate governance rules	123
Item 16H	Mine Safety Disclosure	n/a
Item 16I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	n/a
Item 16J	Insider trading policies	Insider trading policies	128
Item 16K	Cybersecurity	– Risk review	54
		– Risk factors	67
Item 17	Financial Statements	n/a
Item 18	Financial Statements	Financial statements	154
Item 19	Exhibits	Exhibits	262

As used in this document, unless the context otherwise requires, the terms ‘Prudential’, ‘Prudential Group’, the ‘Group’, ‘we’, ‘us’ and ‘our’ each refer to Prudential plc together with its subsidiaries, while the terms ‘Prudential plc’, the ‘Company’ and the ‘parent company’ each refer to ‘Prudential plc’. The definitions of the key metrics we use to discuss our performance in this report are set out in the 'Definitions of performance metrics' section.

This 2024 Annual Report may include references to our website. Information on our website or any other website referenced in this 2024 Annual Report is not incorporated herein and should not be considered to be part of this 2024 Annual Report. We have included any website as an inactive textual reference only.

Forward-looking statements This document contains 'forward-looking statements' with respect to certain of Prudential's (and its wholly and jointly owned businesses’) plans and its goals and expectations relating to future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's (and its wholly and jointly owned businesses’) beliefs and expectations and including, without limitation, commitments, ambitions and targets, including those related to sustainability matters, and statements containing the words 'may', 'will', 'should', 'could', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning and the negatives of such words, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to: – current and future market conditions, including fluctuations in interest rates and exchange rates, inflation (including resulting interest rate rises), sustained high or low interest rate environments, the escalation of protectionist policies, the performance of financial and credit markets generally and the impact of economic uncertainty, slowdown or contraction (including as a result of the emergence, continuation and consequences of adverse geopolitical conditions, such as political instability, unrest, war, the ongoing conflicts between Russia and Ukraine and in the Middle East, and increasing global or diplomatic tensions related to China and/or the US, as well as resulting economic sanctions and export and currency controls), which may also impact policyholder behaviour and reduce product affordability; – asset valuation impacts from sustainability related considerations; – derivative instruments not effectively mitigating any exposures; – global political uncertainties, including the potential for increased friction in cross-border trade and the exercise of laws, regulations and executive powers to restrict trade, financial transactions, capital movements and/or investment; – the policies and actions of regulatory authorities, including, in particular, the policies and actions of the Hong Kong Insurance Authority, as Prudential's Group-wide supervisor, as well as the degree and pace of regulatory changes and new government initiatives generally; – the impact on Prudential of systemic risk and other group supervision policy standards adopted by the International Association of Insurance Supervisors, given Prudential’s designation as an Internationally Active Insurance Group; – the physical, social, morbidity/health and financial impacts of climate change and global health crises (including pandemics), which may impact Prudential's business, investments, operations and its duties owed to customers; – legal, policy and regulatory developments in response to climate change and broader sustainability-related issues, including the development of regulations and standards and interpretations such as those relating to sustainability reporting, disclosures and product labelling and their interpretations (which may conflict and create misrepresentation risks); – the collective ability of governments, policymakers, the Group, industry and other stakeholders to implement and adhere to commitments on mitigation of climate change and broader sustainability-related issues effectively (including not appropriately considering the interests of all Prudential’s stakeholders or failing to maintain high standards of corporate governance and responsible business practices), and the challenges presented by conflicting national approaches in this regard; – the impact of competition and fast-paced technological change; – the effect on Prudential's business and results from mortality and morbidity trends, lapse rates and policy renewal rates; – the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; – the impact of internal transformation projects and other strategic actions failing to meet their objectives or adversely impacting the Group’s operations or employees; – the availability and effectiveness of reinsurance for Prudential’s businesses; – the risk that Prudential's operational resilience (or that of its suppliers and partners) may prove to be inadequate, including in relation to operational disruption due to external events; – disruption to the availability, confidentiality or integrity of Prudential's information technology, digital systems and data (or those of its suppliers and partners), including the risk of cyber-attacks and challenges in integrating AI tools, which may result in financial loss, business disruption and/or loss of customer services and data and harm to Prudential’s reputation; – the increased non-financial and financial risks and uncertainties associated with operating joint ventures with independent partners; – the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and – the impact of legal and regulatory actions, investigations and disputes. These factors are not exhaustive. Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business. In addition, these and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause actual future financial condition or performance to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading of this document. Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to revise or update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure Guidance and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST Listing Rules or other applicable laws and regulations. 8

Prudential may also make or disclose written and/or oral forward-looking statements in reports filed with or furnished to the US Securities and Exchange Commission, the UK Financial Conduct Authority, the Hong Kong Stock Exchange and other regulatory authorities, as well as in its annual report and accounts to shareholders, periodic financial reports to shareholders, proxy statements, offering circulars, registration statements, prospectuses, prospectus supplements, press releases and other written materials and in oral statements made by directors, officers or employees of Prudential to third parties, including financial analysts. All such forward-looking statements are qualified in their entirety by reference to the factors discussed under the ‘Risk Factors’ heading of this document. Cautionary statements This document does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to purchase, acquire, subscribe for, sell or dispose of, any securities in any jurisdiction nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor. 9

Sources Throughout this annual report, Prudential describes the position and ranking of its overall business and individual business units in various industry and geographic markets. Such data comes from a variety of conventional sources generally accepted as relevant business indicators by members of the financial services industry and which we believe to be reliable. These sources include formal (e.g. competitors results release, local regulators and insurance association) and informal (industry exchange) market share information available from institutions such as Association of Investment Management Companies Thailand, Association of Mutual Funds in India, Financial Services Authority Indonesia, Hong Kong Insurance Authority, Hong Kong Monetary Authority, Indonesian Life Insurance Association, Insurance Association of Cambodia, Insurance Commission of Philippines, Insurance Regulatory Authority (Kenya), Insurance Regulatory Authority (Uganda), Insurance Regulatory and Development Authority of India, Insurance Services Malaysia Berhad, Investment Trusts Association Japan, Korea Financial Investment Association, Life Insurance Association of Malaysia, Life Insurance Association of Singapore, Lipper, Ministry of Finance Laos, Morningstar, Myanmar Insurance Association, National Financial Regulatory Administration (China), National Insurance Commission (Ghana), Nigeria Insurers Association, Pensions and Insurance Authority (Zambia), Securities Investment Trust and Consulting Association of R.O.C., State Securities Commission of Vietnam, Taiwan Life Insurance Association, Thailand Life Assurance Association, Vietnam Actuarial Network and Wind Information Co. Ltd (China). 10

A trusted partner for millions Our life and health insurance and asset management solutions serve over 18 million customers across 24 markets in Asia and Africa. We are headquartered in Hong Kong and have dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU). Our markets Life insurance – offering a range of products including health and protection Asset management Summary of our business Our business at a glance 11

Our markets Life business market ranking1 Top 10 asset manager2 Eastspring funds under management or advice3 Hong Kong and Macau Top 5 P $6.5bn Indonesia Top 3 P $3.3bn Mainland China Top 5 $11.6bn Malaysia Top 3 P $14.6bn Singapore Top 3 P $124.5bn Other Markets: Africa Top 3 in 3 markets Cambodia Top 3 India Top 3 P $51.5bn Japan $7.1bn Korea $6.7bn Laos Top 3 Myanmar Top 3 Philippines Top 3 Taiwan Top 3 $9.6bn Thailand 6 th P $12.1bn Vietnam Top 3 P $7.1bn 1 As reported at full year 2024 unless otherwise specified. Sources include formal (eg competitors results release, local regulators and insurance association) and informal (industry exchange) market share. Ranking based on new business (APE sales, weighted new business premium, retailed weighted received premium, full year premium or weighted first year premium) or gross written premium depending on availability of data. Hong Kong ranking based on APE sales. Rankings in the case of Mainland China, Taiwan and Myanmar are among foreign insurers, while for India they are among private companies. Markets based on nine months ended September 2024: Mainland China, Hong Kong, Uganda (Africa), three months ended March 2024: PPMZ (Africa), and full year 2023: Laos, Zambia (Africa), Ghana (Africa), Nigeria (Africa) and Kenya (Africa). 2 As reported at full year 2024. Sources include local regulators, asset management association, investment data providers and research companies (eg Morningstar, Lipper). Rankings are based on total funds under management (including discretionary funds, where available) of onshore domiciled funds or public mutual funds of the respective markets. 3 Full year 2024 Group's share of funds under management or advice based on the market where the funds are contractually managed. Excludes funds managed in Luxembourg and US. 12

Our clear and simple strategy Our purpose We are Prudential. For every life, we are Partners. For every future, we are Protectors. Our mission is to be the most trusted partner and protector for this generation and generations to come by providing simple and accessible financial and health solutions. “For Every Life” speaks to our ambition to meet the huge under-served needs of potentially four billion people across our markets in Asia and Africa. With the collective wisdom of our talented people, we will partner with customers to improve their health and financial understanding so that they can build the life they want. “For Every Future” speaks to our ambition to add value to the wider community, for a more sustainable and inclusive future. We are here to protect this generation, just as we have previous generations, and those we are yet to meet. 13

Organisational model replicating successes at pace and scale Multi-market growth engines Read more about our markets in the 'Market Review' and 'Segment discussion' sections Greater China ASEAN India Africa Strategic pillars Read more about our strategic pillars in the 'Progress within our strategic pillars' section Enhancing customer experiences Technology-powered distribution Transforming health business model Group-wide enablers Open-architecture technology platform Engaged people & high-performance culture Wealth and investment capabilities Value creation for all stakeholders Customers Employees Shareholders Communities Managing our risks Thoughtful risk management through advocating the interests of our people, customers, regulators and shareholders Underpinned by the three pillars of our sustainability strategy Simple and accessible Health and Financial Protection • Responsible Investment • Sustainable Business 14

Market review Multi-market growth engines We have extensive access to the some of the world's fastest growing markets. Our strategic plan leverages this unique advantage to deliver growth across our target markets. Socioeconomic trends Low levels of insurance cover Significant need for protection Rising wealth Penetration of GDP1 (%) Out-of-pocket health expenditure2 (%) Growth opportunity of c $1 trillion in our markets over the next 10 years9 .. 50% of global population3 within our markets. >$150 trillion household wealth in Asia4 , including c $20 trillion household deposits in Mainland China. Description of trend Single-digit life insurance penetration rates and limited pension and social security provision have created huge health, protection and mortality gaps in Asia. Description of trend In Asia, people pay for about four times more of their health costs from their own pockets than in the US – creating a big demand for products that offer people support for their health expenses. Description of trend A rapidly rising middle-class population in Asia is expected to lead to increased awareness of, and demand for, protection and wealth management solutions. These changing dynamics also lead us to believe there is scope for increasing participation in wealth management propositions. How Prudential is responding: Our customer-centric strategy sets out how we will deliver on our purpose and capture the opportunities presented by these long-term trends over the five years from 2022 to 2027. We are committed to evolving from being organised around products and channels to being the most trusted partner to our customers throughout their life journeys. We are building a sustainable growth platform through targeted investment in structural growth markets across Asia and Africa. We believe that consistent delivery of our strategy will enable us to meet our financial objectives and create value for our employees, customers, shareholders and the communities in which we operate. 15 8.1 3.0 2.6 2.5 UK India ASEAN Greater China 43 11 Asia US

Greater China Overview Mainland China presents significant growth opportunities for the Group – it has a circa 1.4 billion3 population; low life insurance penetration rates (2 per cent)1 ; and an estimated health and protection gap5 of $805 billion. In Hong Kong, we have a strong and reputable brand that serves around 1.4 million customers. Meanwhile, Taiwan is the fifth-largest life insurance market6 in Asia Pacific with a population of 24 million3 .. Our approach to these markets – In Mainland China we have access to regions that contribute over 80 per cent of GDP and hold licences to operate in 102 cities through our partner, CITIC. Our strategic planning focuses on expanding our agency channel and increasing its productivity to complement the multiple bancassurance partnerships we have in place. – In Hong Kong, we are present in all 11 cities in the Greater Bay Area, an area that has an extended population of over 86 million7 people. We have a strong professional agency force, a high-quality bancassurance partnership combined with a sustainable Mainland China business. – In Taiwan, we are the number one8 foreign player, having developed a sustainable bancassurance channel that generates attractive margins. India Overview India represents a compelling opportunity for the Group. It has a large population of over 1.4 billion3 , with a life insurance penetration rate of 3 per cent1 and a health protection gap estimated at over $350 billion. Our approach to these markets – We continue to work closely with our partner ICICI Bank in both the life insurance and asset management business segments. Africa Overview Our 8 markets in Africa have a combined population of over 450 million3 , have underserved insurance needs, with life insurance penetration of less than 2 per cent1 , and offer high-growth potential. Our approach to these markets – Africa may make a relatively small contribution to our overall new business profit today, but high growth rates across the continent present a longer-term opportunity. – Our focus in Africa is on the highest value markets where we have the strongest competitive advantage, through our multi-channel distribution platform. ASEAN Overview The ASEAN markets have a combined population of more than 650 million3 people with low life insurance penetration rates (1 per cent)1 , served by our businesses in Indonesia, Malaysia, Singapore, Thailand, Vietnam, the Philippines, Cambodia, Myanmar and Laos. They are a diverse range of markets that can counterbalance each other, ensuring we are not over-dependent on one single geography. Our approach to these markets – We have one of the leading multi-channel distribution franchises in the region – our agency force includes more than 40,000 monthly active agents, or 60 per cent of the Group’s monthly active agents, while our established bank partners include Standard Chartered and UOB. – We have a strong brand and reputation across the region, and we hold top three positions8 in seven out of our nine markets in the region, including Singapore, Malaysia and Indonesia, and in the fast-developing markets of the Philippines, Vietnam, Cambodia and Laos. Our strategy in these markets will seek to leverage our leading platform across the region. – In Thailand, we continue to grow through our bancassurance business. (1) Swiss Re Institute; sigma No. 3/2023 World insurance: stirred, and not shaken - Insurance penetration (premiums as a percentage of GDP). (2) World Health Organization: Global Health Observatory data repository (2018). Out of pocket as % of Total Health Expenditure. Asia calculated as the average of the out-of-pocket percentages. (3) United Nations, Department of Economic and Social Affairs, Population Division, World Population Prospects 2022. (4) Credit Suisse Global Wealth Report 2022, including Asia Pacific (ex-Japan), China, India and Africa. (5) Source: Swiss Re Institute. The health protection gap in Asia, October 2018. Estimated total national health protection gap, as defined by Swiss Re Institute (financial stress caused by health spending and incidence of people not seeking treatment due to affordability. (6) Source: Swiss Re Institute based on 2022 premiums. (7) The Guangdong-Hong Kong-Macao Greater Bay Area Development Office. (8) As reported at full year 2024 unless otherwise specified. Sources include formal (eg competitors results release, local regulators and insurance association) and informal (industry exchange) market share. Ranking based on new business (APE sales, weighted new business premium, retailed weighted received premium, full year premium or weighted first year premium) or gross written premium depending on availability of data. Hong Kong ranking based on APE sales. Rankings in the case of Mainland China, Taiwan and Myanmar are among foreign insurers, while for India they are among private companies. Markets based on nine months ended September 2024: Mainland China, Hong Kong, Uganda (Africa), three months ended March 2024: PPMZ (Africa), and full year 2023: Laos, Zambia (Africa), Ghana (Africa), Nigeria (Africa) and Kenya (Africa) (9) Source: Swiss Re forecast (July 2023) Forecast incremental annual gross written premium in 2033 compared with 2022. 16

Strategy in action Enhancing customer experiences By putting our customers first, and helping them achieve their health or financial goals, we create more than just satisfied individuals – we aim to change lives and futures. At Prudential, we are privileged to serve more than 18 million customers and committed to giving each of our customers the best possible experience every time they interact with us – in turn building deeper, longer-term relationships. We are focused on developing compelling and differentiated solutions that cater to the unique health and wealth goals of our diverse customer segments at every stage of life. In Singapore, we introduced PRUVantage Legacy Index to help high-net-worth individuals with their protection and legacy planning needs. In Hong Kong, Premier Flex Medical Plan was launched to address the growing demand for cross-border medical protection among the affluent. To meet our customers’ growing demand for convenience, speed, and security, we created PRUServices, our digital self-servicing platform that makes it easy for customers to view and update their personal and policy details, make online payments and download policy documents and statements. In Malaysia where we first launched PRUServices, the number of registrations doubled within the year it was introduced, compared with the previous platform. We will continue to leverage our economies of skill and scale to improve and deliver a consistent experience to all our customers. Technology-powered distribution In 2024, we took a significant step towards a digital, data-driven future by upgrading the digital agent platform, PRUForce. This rollout, continuing through 2025, is transforming how our agency force operates – they are more productive and effective, empowering them to better serve our customers. With integrated lead management modules like PRULeads, we are generating high-quality leads more efficiently. We will continue to invest in PRUForce to upgrade its capabilities and provide better service and support to our agents to drive superior productivity. These new capabilities, supported by insights from various markets, offer a brand-new user experience, making it easier for our agents – even new recruits – to be their best, and build stronger, long-term customer connections. We believe that powering distribution with technology not only offers a strategic advantage for our agents in the evolving world, it also attracts the next generation of agents and is key to driving agency growth and greater customer satisfaction. Transforming our health business model In today’s fragmented healthcare landscape, consumers want to be able to have easy access to the quality care they need, when they need it, without any hassle and having to worry about cost. They are looking for peace of mind. Our promise is to make healthcare more personalised, more frictionless and more efficient. To guide and support our customers every step of the way. Our scale in health across Asia allows us to take a centralised approach in how we manage our partnerships with our healthcare provider network to make healthcare more affordable and sustainable. Offsetting the rising costs of care means more customers will remain covered by insurance that is within their budget. Across our health markets we aim to build long-term provider partnerships, and in Indonesia these efforts have resulted in annualised savings of more than $30 million. Understanding what our customers need, and how those needs might change, is helping us provide them with better products, services and experiences, at every stage of life. We are also using these insights to identify new opportunities to deliver better, more affordable solutions in under-penetrated or underserved customer segments. In Hong Kong, we launched PremierFlex Medical Plan for customers in Mainland China, Hong Kong and Macau to easily access cross-border healthcare services. With increased mobility in this region due to frequent travel for work and leisure, customers of this plan can seek health care services from over 1,500 providers in Mainland China. 17

Company address and agent Prudential plc is a public limited company incorporated on 1 November 1978, registered in England and Wales and operating under the Companies Act 2006. Refer to the ‘Memorandum and Articles of Association’ sub-section of the ‘Governance’ section of this report for further information on the constitution of the Company. Prudential’s registered office is 1 Angel Court, London EC2R 7AG, England (telephone: +44 (0)20 7220 7588). Prudential’s principal place of business is 13th Floor, One International Financial Centre, 1 Harbour View Street, Central, Hong Kong. The Group maintains a corporation website containing a wide range of information relevant for private and institutional investors: www.prudentialplc.com. Information on our website is not incorporated herein and should not be considered to be part of this 2024 Annual Report. Dividend data Under UK company law, Prudential plc may pay dividends only if sufficient distributable reserves of the Company are available for that purpose and if the amount of its net assets is greater than the aggregate of its called-up share capital and non-distributable reserves (such as the share premium account) and the payment of the dividend does not reduce the amount of its net assets to less than that aggregate. ‘Distributable reserves’ are accumulated, realised profits not previously distributed or capitalised less accumulated, realised losses not previously written off, on the applicable GAAP basis. For further information about the Company, please refer to the section headed Condensed Financial Information of Registrant (Schedule II). The retained profit of the Company is principally generated from dividend and interest income received from subsidiaries. Many of its insurance subsidiaries are subject to regulations that restrict the amount of dividends that they can pay to the Company. These restrictions are discussed in more detail in notes C9.3 and D6.2 to Prudential’s consolidated financial statements. Subject to the restrictions referred to above, Prudential plc’s directors have the discretion to determine whether to pay an interim dividend and the amount of any such interim dividend but must take into account the Company’s financial position. The directors also have the discretion to recommend payment of a final dividend, such recommendation to be approved by ordinary resolution of the shareholders. The approved amount may not exceed the amount recommended by the directors. The following table shows certain information regarding the dividends per share of Prudential plc relating to the years indicated. First and second interim dividends are recorded in the period in which they are paid. The first 2024 interim dividend was paid on 23 October 2024 and the second interim dividend will be paid on 14 May 2025. Further information on the Group's 2024 dividends is provided in note B5 to Prudential's consolidated financial statements. US cents per share 2024 2023 2022 2021 2020 First interim dividend 6.84 6.26 5.74 5.37 5.37 Second interim dividend 16.29 14.21 13.04 11.86 10.73 Reflecting the Group’s capital allocation priorities, a portion of capital generation will be retained for reinvestment in organic growth opportunities and for investment in capabilities, and dividends will be determined primarily based on the Group’s operating capital generation after allowing for the capital strain of writing new business and recurring central costs. Dividends are expected to grow broadly in line with the growth in the Group’s operating free surplus generation, and will be set taking into account financial prospects, investment opportunities and market conditions. Recognising the strong conviction it had in the Group's strategy, the Board previously indicated that when determining the annual dividend it intended to look through the investments in new business and investments in capabilities and expected the annual dividend to grow in the range 7–9 per cent per annum over 2023 and 2024. The Board has applied this approach to determining the 2024 second interim cash dividend and has approved a 2024 second interim cash dividend of 16.29 cents per share (2023: 14.21 cents per share). Combined with the first interim cash dividend of 6.84 cents per share (2023: 6.26 cents per share), the Group’s total 2024 cash dividend is 23.13 cents per share (2023: 20.47 cents per share), an increase of 13 per cent. A dividend reinvestment plan (DRIP) will continue to be offered to shareholders on the UK register. A scrip dividend alternative, with the issuance of new ordinary shares on the Hong Kong line only and the dilutive effect neutralised by a share repurchase on the London line, will be offered for the second interim dividend. Competition There are other significant participants in each of the financial services markets in which Prudential operates. Our competitors include both mutual and stock financial companies. In addition, regulatory and other developments in many of Prudential’s markets have blurred traditional financial service industry lines and opened the market to new competitors and increased competition. In some of Prudential’s markets, other companies may have greater financial resources, allowing them to benefit from economies of scale, and may have stronger brands than Prudential does in that market. The principal competitive factors affecting the sale of Prudential’s products in its chosen markets are: – Price and yields offered; – Financial strength and ratings; – Commission levels, charges and other expenses; – Range of product lines and product quality; – Brand strength, including reputation, quality of service and use of technological advances; – Distribution channels; – Investment management performance; and – Historical bonus/contract enhancement and bonus interest levels. Prudential offers different products in its different markets in Asia and Africa and, accordingly, faces different competitors and different types of competition in each market. In all of the markets in which Prudential operates, its products are not unique and, accordingly, it faces competition from market participants who offer a varying range of similar and identical products. The competitive landscape across Asia and Africa differs widely by geographical market, reflecting differing levels of market maturity and regulation. Prudential’s competitors include both the subsidiaries of global life insurers and local domestic (including state-owned) entities. The majority of local domestic life insurers in Asia and Africa remain focused on their core home markets. 18

The developed and liberalised markets of Hong Kong and Singapore are dominated by subsidiaries and branches of global life insurance groups. The developing markets in South-east Asia such as Indonesia, Vietnam and the Philippines also see a high level of participation by global life insurance groups. The large and relatively mature markets, such as Taiwan, are dominated by local domestic insurers. In certain countries, the life insurance markets are dominated by local domestic insurers or by joint venture entities between global insurance groups and local companies. 19

Strategic and operating review The following discussion and analysis should be read in conjunction with Prudential’s consolidated financial statements and the related notes for the year ended 31 December 2024 included in this document. The results discussed below are not necessarily indicative of the results to be expected in any future periods. This discussion contains forward-looking statements based on current expectations, which involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in these forward-looking statements due to a number of factors, including those set forth in the ‘Forward-looking statements’ and ‘Risk Factors’ sections and elsewhere in this document. Operating segments and performance measures The Group's operating and reported segments for financial reporting purposes are defined and presented in accordance with IFRS 8 ‘Operating Segments’. There have been no changes to the Group’s operating segments from those reported in the Group’s consolidated financial statements for the year ended 31 December 2023. Operations and transactions that do not form part of any business unit are reported as ‘Unallocated to a segment’ and generally comprise head office functions. The performance measure of operating segments utilised by the Group is IFRS operating profit based on longer-term investment returns (adjusted operating profit). This measurement basis distinguishes adjusted operating profit from other constituents of total profit or loss for the year, including short-term interest rate and other market fluctuations and gain or loss on corporate transactions. Further explanation on the determination of adjusted operating profit is provided in the ‘Determining Adjusted Operating Profit of Operating Segments’ section. New business sales The Group reports Annual Premium Equivalent (APE) new business sales as a measure of new policies sold in the year, which is a key metric for the Group’s management of the development of the business. This metric provides an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. APE new business sales are calculated as the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the year for all insurance products, including premiums for contracts designated as investment contracts and excluded from the scope of IFRS 17. The use of the one-tenth of single premiums is to normalise policy premiums into the equivalent of regular annual payments. This measure is commonly used in the insurance industry to allow comparisons of the amount of new business written in a period by life insurance companies, particularly when the sales contain both single premium and regular premium business. APE new business sales is not directly reconcilable to primary statements, since there is no equivalent measure under IFRS 17. Joint ventures (JVs) and associates Under IFRS, the Group accounts for its investments in JVs and associates by using the equity method of accounting. The Group’s share of profit or loss of its JVs and associates is presented in a single line in the income statement on a net of related tax basis. For the purpose of segmental reporting on the Group’s other performance metrics such as APE new business sales and adjusted operating profit, the Group’s proportionate share of the results of the JVs and associates are included within total Group results and on a pre-tax basis for the segmental analysis of adjusted operating profit, with related tax charges included separately within the Growth markets and other segment. Currency volatility Our approach to evaluating the financial performance of the Group is to present percentage growth rates before the impact of the fluctuations in the value of the USD against local currencies in our operating markets. In a period of currency volatility, this measure allows an assessment of underlying results and business trends. This is because our businesses receive premiums and pay claims in local currencies and are therefore not exposed to any cross-currency trading effects. To maintain comparability in the discussion below the same basis has been applied. Growth rates based on actual exchange rates (AER) are also shown in the financial tables presented for IFRS measures in this report. Consistent with previous reporting periods, the assets and liabilities of our businesses are translated at year-end exchange rates so the effect of currency movements has been fully incorporated within reported shareholders’ equity. In the remainder of this section, when we comment on the performance of our businesses, we focus on their performance measured in local currency, ie presented here by reference to percentage growth expressed on a constant exchange rate (CER) basis, unless otherwise stated. In each such case, the performance of our businesses on an AER basis is explained by the same factors discussed in the comments below, together with the impact of currency movements. Discussion of the financial performance of the Group and its segments is contained separately in the Financial review and Segment discussion sections of this report that follow. Unless otherwise stated, the discussion in the following commentary is provided on a CER basis. For the 2024 comparatives to 2023, the CER results were calculated using the 2024 average exchange rates. Overview Our purpose at Prudential – for every life, for every future – defines why we exist and the value we seek to create for all our stakeholders: our customers, our employees, our shareholders and, importantly, our communities. This underpins the clear and simple strategy we launched in August 2023 to capture the growth opportunities from the multiple demand drivers for insurance and savings products across our markets, which we believe we are well-positioned to do. We operate a multi-market and multi-channel model entirely focused on the growing markets across Greater China, the countries within ASEAN, India and Africa. We have top three positions in ten Asian and three African markets3 .. We offer life and health insurance, savings and investments products across a broad range of customer segments, which represent a spectrum of income and wealth levels, and as at the year end, we serve over 18 million retail customers. Eastspring, our unique Asia-based asset management business, serves both in-house and third-party clients, has over US$258 billion in funds under management and is ranked in the top 10 in seven of its markets2 .. In 2024, we have seen many of our markets returning to the underlying growth trends seen in the period before the effect of Covid-related restrictions that applied in 2019–2022, though certain life markets, such as Vietnam and China, continue to have specific local circumstances that we believe have deferred the reassertion of these underlying trends. 20

We continue to execute our strategy with operational and financial discipline, and our capital position remains strong. We are making good progress in transforming our business, through changes in our operating model, integration of our technology platforms and digitising the core of our operations. In this transformation, we are prioritising: enhanced customer experiences to drive higher customer acquisitions and loyalty for lifetime value creation; technology-powered distribution with a focus on agency and bancassurance productivity and activation; and unlocking the health opportunity by disciplined implementation of best practices across all our markets. This transformation is underpinned by a consistent execution across each of our markets, with the intended outcome being to deliver the capacity for growth alongside efficient scalability and consistent operational performance so that Prudential can deliver to its full potential. Given our performance in 2024, we continue to be confident in achieving the two key 2027 financial objectives (specifically, on the compound annual growth rate in new business profit and on operating free surplus generation from in-force insurance and the asset management business) set by the Group last year and in accelerating the value we can bring to our shareholders. Key highlights1 Our multi-channel agency and bancassurance distribution platform remains substantial with an average of around 65,000 monthly active agents across the year, and we are the number one independent insurer in Asia bancassurance5 with over 200 bank partners across our markets, including 11 strategic partners.2 In 2024, the first full year since the launch of our strategy, key points of progress across our strategic pillars included: – Customer: We improved the functionality and consistency of our customer digital servicing platform, PRUServices. We expect to have deployed this in seven business units by the end of the first quarter of 2025 with the aim of improving customers' journeys and enabling real-time customer feedback. We continue to leverage AI and data analytics to drive better customer experiences. These efforts alongside the service quality of our operations and agents have resulted in an improvement in our relationship net promoter score (rNPS) with five business units4 achieving top quartile rNPS during 2024 and three other business units4 moving up one quartile in 2024. All ten business units4 in which we measure rNPS now rank in the first or second quartile. – Distribution: We continue to add to the strength of our market-leading agency and bancassurance channels. In our agency business, we intensified our focus on high-quality recruitment with our flagship programme for full-time professional agents – PRUVenture – together with continuing to upskill our top-producing agents and agency leaders. We continued to upgrade our digital agency platform – PRUForce – to empower agents with lead management capabilities through PRULeads, our digital leads platform within PruForce. In bancassurance, the strength of our relationships with key bank partners, including strategic exclusive regional relationships with Standard Chartered and UOB, are driving growth as we work with our partners to focus on distributing health and protection business and expanding propositions for the high-net-worth segment. We have also recently entered into a new partnership with BSI, the largest Syariah bank in Indonesia, during 2024. We also deepened our distribution into the upper affluent customer base in Vietnam through a distribution agreement with HSBC. Over the next year, we will continue to leverage our strong relationships, as well as working towards integrating our products on the platforms of our key bank partners to reach new customers. – Health: Our new operating model and increased strategic focus have supported growth in the health business. Growth in Hong Kong, Singapore and Indonesia was supported by repricing initiatives, new healthcare products and our enhancement of our customers’ healthcare journeys. We continue to build and differentiate our health capabilities by focusing on providing attractive propositions through professional agents and delivering superior service. Our business in Hong Kong saw accelerating sales momentum during 2024 and enhanced new business profitability aided by an increased proportion of health and protection business. We continue to see sustained quality growth in Hong Kong and are confident in the continuation of the underlying drivers of demand from domestic and Mainland China visitors. Mainland China’s macroeconomic environment and, in particular, the substantial reduction in long-dated government bond yields, presented a key challenge for the Mainland China life industry during 2024, which we expect to continue into 2025. We continue to prioritise quality and sustainable growth supported by the proactive actions taken to reposition our product portfolio and to de-risk our balance sheet. The performance of the other life segments is provided in the Segment discussion section. Eastspring's funds under management and advice increased by 9 per cent (on an actual exchange rate basis) from $237.1 billion at 31 December 2023 to $258.0 billion at 31 December 2024, reflecting large positive inflows from external retail clients and our life businesses as well as positive market movements. These more than offset third-party institutional outflows in the period and negative foreign exchange effects. We continue to invest in our strategic pillars, with a total of $0.3 billion spent out of our planned $1 billion investment programme to date. Looking ahead, the additional contribution from new business, continuing efforts to improve the cash flow profile of new business and the actions being taken to manage down operating variances, including through increased efficiency and repricing, will support progress towards our 2027 financial objective. Profit after tax for 2024 was $2,415 million (2023: $1,691 million on a constant exchange rate basis, $1,712 million on an actual exchange rate basis). Capital management The Group's regulatory capital position remains strong, with an estimated shareholder surplus above the Group's Prescribed Capital Requirement (GPCR) of $15.9 billion at 31 December 2024 (31 December 2023: $16.1 billion on an actual exchange rate basis) and a cover ratio of 280 per cent (31 December 2023: 295 per cent). In June 2024, the Group provided a capital management update, which reaffirmed that we would continue to prioritise investment in profitable new business at attractive returns and enhancements to our capabilities as we execute our strategy. We will pursue selective partnership opportunities to accelerate growth in our key markets. Investment decisions will be judged against the alternative of returning surplus capital to shareholders. A total dividend of 23.13 cents per share was approved for 2024, up 13 per cent, with a 2024 second interim dividend of 16.29 cents per share. Going forward, the Group will assess the deployment of free surplus, in the context of the Group’s growth aspirations, leverage capacity and our liquidity and capital needs, in terms of the free surplus ratio. The free surplus ratio is defined as the Group’s 21 capital resources, being Group free surplus (excluding intangibles) plus the embedded value required capital of the life business, divided by the embedded value required capital of the life business. Based on our current risk profile and our business units’ applicable capital regimes, we seek to operate with a free surplus ratio of between 175 and 200 per cent. As at 31 December 2024, our free surplus ratio was 234 per cent (31 December 2023: 242 per cent). Capital in excess of 200 per cent over the medium term, if assessed to be not able to be deployed at attractive returns, will be considered for returning to shareholders, and is evidence of our strong focus on shareholder value creation and total shareholder return. To that end, in June 2024 we announced a $2 billion return of excess capital by way of share buybacks, through a series of tranches, which was originally expected to complete by mid-2026. We accelerated our buyback programme, which is now expected to complete by the end of 2025. In February 2025, we announced we are evaluating a potential listing of ICICI Prudential Asset Management Company Limited, our India asset management associate, involving the partial divestment of our shares in that company, subject to market conditions, requisite approvals and other considerations, with the intention that net proceeds would be returned to shareholders. Shareholder returns in respect of the financial year ended 2024 will be $1.4 billion, including a share buyback of $785 million and dividends of $618 million. 22

Progress within our three strategic pillars Enhancing customer experiences At Prudential, we are relentlessly focused on serving customers well; we believe that satisfied, loyal customers help us drive higher customer lifetime value. We have been making good progress to achieve our vision of enhancing customer experience. Our target is to be top quartile in relationship NPS (rNPS), an annual measure of how likely customers are to recommend Prudential, for all local business units, and achieve customer retention rates of 90 to 95 per cent by 2027. These two objectives reflect the strength of our commitment to customer advocacy. We are pleased to see continuous improvement in our rNPS results. In 2024, five business units3 ranked top quartile and three business units moved up one quartile. 3 Customer retention increased by 1 per cent to 87 per cent (full year 2023: 86 per cent). We have also made strong progress against our priorities, which are to deliver: – Compelling and differentiated propositions for every stage of a customer’s life Prudential’s comprehensive product suite meets a broad range of needs across every life stage of our customers, helping them achieve their health and wealth goals. We are actively focused on developing relevant propositions to serve the unique needs of each segment across the range of life stages. In Hong Kong and Singapore, we have launched innovative Prime Eternity and PRUVantage Legacy Index products, respectively, to address the growing protection and legacy planning needs of high-net-worth (HNW) individuals, especially in the bancassurance channel. In Thailand, we enhanced our existing index-linked products to meet the needs of affluent clients that are seeking to grow their wealth to achieve their life goals and plan for their retirement. To address health and protection needs, we continue to proactively drive awareness across segments, designing and delivering tailored products to specific target customer groups. In Malaysia, 40 per cent of APE sales for our award-winning PRUMillion Active Med were contributed from young segments (policyholders aged between 21 and 30). In Hong Kong, we launched Premier Flex Medical Plan along with our value-adding medical services to address increasing cross-border medical protection needs within the affluent segment. – Seamless customer journey and experience enabled by technology and data analytics In the first quarter of 2024, our enhanced customer digital servicing platform, PRUServices went live in Malaysia, which saw a doubling in the number of registrations compared with the previous platform. By the end of the first quarter of 2025, we expect to have deployed the enriched PRUServices to six additional business units. With the increased use of the self-service platform, customer service call volumes dropped 20 per cent compared to 2023. We are continuing to leverage AI and data analytics to drive better customer experience, such as claims processing through AI claims adjudication. Currently, around 96 per cent of new business policies are submitted electronically with 78 per cent adopting electronic payment methods and around 74 per cent processed through auto-underwriting capabilities. We will continue to focus on transforming customer journeys through digitalisation and automation with a view to increasing straight-through processing and improving turnaround times. – Building advocacy for lifetime value We are deploying a consistent customer engagement platform to automate and personalise customer engagement in major Asia markets. At the end of 2024, we had rolled out the platform to four business units, Thailand, Singapore, Vietnam and the Philippines, and in February 2025, we deployed to Hong Kong and to both our conventional life and Takaful businesses in Malaysia. It enables seamless and personalised engagement and communication across a customer’s preferred channel, enhancing the overall customer experience and boosting loyalty and revenue across their insurance life cycle through upsell and cross-sell. In 2024, APE sales contributed by new-to-Prudential customers grew by 13 per cent. We will continue to nurture and enhance the value of our customer relationships by providing relevant content and enhancing lead quality through data driven insights. Technology-powered distribution Prudential’s leadership in distribution is powered by highly engaged people, scalable technology and partnerships with well-known banks in Asia and Africa. Our strategy for further strengthening our distribution network is focused on two key channels – agency and bancassurance – where we continue to see promising signs of growth and innovation. Agency We are focused on building momentum in our agency channel, prioritising the recruitment and activation of quality and professional agents and enabling them to increase their productivity, income and customer satisfaction. We remain confident in delivering our 2027 ambition of more than doubling new business profit per active agent and achieving a two-and-a-half to three times increase in agency new business profit from the 2022 level. Agency new business momentum improved in the second half of 2024, underpinned by 8 per cent growth in health and protection APE sales in the second half compared with the same period in the prior year. We also saw improved productivity in the second half compared with the same period in the prior year as measured by sales per active agent. We continue to make progress towards our strategic objective of delivering a high-quality technology enabled agency distribution channel. We remain focused on strategic recruitment programmes aimed at attracting talent and then supporting their success through targeted learning and development initiatives and our efforts saw new agent recruitment up 9 per cent in the year. We are intensifying our efforts to support our top-tier agents and leaders to drive productivity improvements and hence improve their income. Our agents form the second largest agency force in the world in terms of membership of the Million Dollar Round Table (MDRT) organisation. To further enhance the capability and recognition of our top producing agents, we announced a long-term strategic global partnership with MDRT.org in February 2025. This will provide Prudential access to bespoke training and development programmes jointly developed with MDRT.org, and drive superior and personalised recognition for top producing 23

MDRT agents. We aim to continuously develop and grow our top producing agent cohort with the support of this strategic global partnership. Our systematic propositions aim to capture a greater share of the wallet from our affluent and high-net-worth customers, while also enhancing health and protection penetration within this customer segment. This will be empowered by our digital platform, PRUForce, which continued to support our agents in 2024. Through the PRULeads capability that is embedded in PRUForce, we generated 6 per cent year-on-year growth in leads and increased our conversion rate to 8.4 per cent, up from 8.2 per cent in 2023. We will continue to invest in PRUForce to upgrade its capabilities and provide better service and support to our agents to drive superior productivity. Specific market-related highlights are: – A large part of the opportunity for improving productivity and active agent count comes through efficient and effective agent recruitment and onboarding. Our flagship recruitment programme PRUVenture continued its momentum with more than 2,500 new PRUVenture recruits across the Group. APE sales generated by all PRUVenture agents increased by 34 per cent compared with 2023. This demonstrates the continued success of our strategy and validates the scaling of this programme across other markets. We will continue to build on the success of the PRUVenture programme and scale this in other markets, along with further acceleration in Hong Kong. – We are pleased by the performance of Prudential Financial Advisors (PFA) in Singapore, with our strategy to further develop and invest in this professional sales force yielding better productivity and retention of advisers. We plan to take learnings from this distribution model into the higher-income markets and segments during 2025. PFA accounted for 16 per cent of the active headcount for Singapore. Singapore delivered 4 per cent growth in the number of active agents. – In Indonesia, we maintained our disciplined pricing approach on medical products and significant agent training and education programmes. We also saw a sequential increase in active agents in the second half of 44 per cent. – In Mainland China and Vietnam, the insurance markets continue to face challenging macroeconomic conditions. These have impacted recent performance over the last two years and reduced our active agent numbers in those markets. We remain committed to drive productive, sustainable and value-focused agency models in these markets, which still provide opportunities for growth. – We launched an AI talkbot in Singapore to support validating and enhancing the quality of leads provided to our agents. We also launched the AI talkbot in the Philippines in the second half of 2024, where we have witnessed initial success of 98 per cent of the talkbot’s validated leads being adopted by agents for follow-up actions. We aim to replicate this capability in Hong Kong, Malaysia and Vietnam in 2025. Bancassurance Bancassurance contributed 41 per cent of the Group's total APE sales in 2024. It continues to be a significant source of growth and diversification for Prudential with over 200 bank partners across our markets with 11 current strategic partners, including partners in our joint ventures and associates. We remain on track to increase new business profit from bancassurance by one-and-a-half to two times the 2022 level by 2027, having recorded a strong performance in 2024. APE sales through our bancassurance channel grew 16 per cent in 2024 to $2,532 million, with APE sales through our regional partners, Standard Chartered and UOB, growing 13 per cent and contributing over half of bancassurance APE sales in 2024. We continue to build and invest in new bank partnerships. In Indonesia, we entered into a long-term bancassurance partnership with Bank Syariah Indonesia (BSI) in 2024, which is the largest Syariah bank in the country by assets. The partnership provides access to an additional 20 million customers across 1,000 branches in Indonesia. In Thailand, the new 10-year-partnership with CIMB started in the first half of 2024 and contributed 6 per cent of Thailand’s bancassurance APE sales in 2024. In addition, we have entered into a partnership with HSBC in Vietnam. We continue to see healthy customer acquisition across our strategic partners, with around 320,000 new customers in 2024, including a one-off transfer of around 55,000 customers in Thailand following the successful integration of UOB and Citibank. Our bank customer penetration base was 6.8 per cent, providing a solid platform for future growth. Highlights of progress towards our priorities include: – Increasing health and protection sales By working closely with our bank partners and using data and analytical techniques, we have sharpened our focus on anticipating our customers’ needs. We are seeing notable results in health and protection (which includes both health business, focused on medical treatment cover and reimbursement, and other protection products such as life and critical illness policies). APE sales from health and protection products through the bancassurance channel increased by 32 per cent in 2024 – and accounted for over one in every two policies purchased from us through banks, contributing 8 per cent (2023: 7 per cent) of bancassurance APE sales. – Broadening our propositions to cover multiple customer segments and needs We have broadened and deepened our solutions to cover more legacy needs for high-net-worth individuals. Examples include the new propositions in both HNW hubs in Hong Kong and Singapore referred to above in the discussion of the customer pillar. We are continuing to develop our suite of protection products and HNW products with additional features and services. – Engaging with customers through enhanced digital capabilities, backed by analytics We introduced an offline-to-digital sales model that allows customers to complete insurance purchases online via an in-branch QR code. The innovation first started in Thailand, and its success was replicated in Malaysia. In Taiwan, we launched a market-first virtual financial adviser model, that enables engagement with customers remotely via video conference. This model complements the traditional face-to-face channel, enhances the insurance purchase experience as it can now be carried out at a customer’s convenience and could support our efficient penetration into the broader mass market segments in our existing markets. – Supporting the learning and development of our bank employees We are building and delivering education tailored for staff at our bank partners. This includes a new regional training programme for UOB and the introduction of HNW-focused training within the Standard Chartered Academy for the first time, where it is being used across the region to equip frontline staff with knowledge on HNW insurance solutions. In Singapore, we leveraged generative AI to create bite-sized, bancassurance-focused training content to support new advisors working for partner banks as part of their onboarding process. The content will be deployed more broadly to enable on-demand access. Across agency and bancassurance, we remain focused on creating sustainable, profitable growth for Prudential, improving agency productivity and active agent count, while also supporting an exceptional customer, agent and agency leadership experience. 24

Transforming the health business model By leveraging the power of our new health operating model, continuing to build our health capabilities and increasing the momentum around our health priorities, we are committed to achieving our ambitions to double 2022 new business profit and to deliver a top-quartile health insurance NPS in 2027. Hong Kong, Singapore, Indonesia and Malaysia are the primary markets writing health business. All of these markets have undertaken detailed operational reviews and have implemented substantial operational changes in both premium repricing and medical cost inflation mitigation including product redesign, centralising renegotiations of supplier contracts, and reducing fraud, waste and abuse. We are tracking health-specific rNPS across the four primary health markets with an ambition to deliver top quartile rNPS results by 2027. The baseline results in 2024 indicate that our current rNPS results for our health businesses are in the third or fourth quartile, with the exception of Malaysia Takaful, leaving significant room for improvement. In 2025, we will continue to execute against our strategy for each of our primary health markets, including new propositions, disciplined management and improved customer experience. We will also be focused on expanding our customer base in new market segments. We believe there are substantial opportunities to continue growing the Group's health business by becoming a trusted partner to our customers and playing a much-needed coordinating role across their healthcare journeys. We are focused on the following priorities: – Develop segment-specific health propositions: Building innovative, highly segmented products to address customers’ evolving healthcare needs In July 2024, we launched a segment-specific proposition tailored to the needs of Mainland Chinese visitors in Hong Kong. This new proposition brings medical freedom for people who frequently travel between Hong Kong, Macau and Mainland China, offering comprehensive lifetime protection and access to high-quality care through over 1,500 provider relationships in Mainland China, which is now the largest network of any Hong Kong insurer in Mainland China. – Build a health-ready agency: Ensuring that our agency distribution partners are supported to increase their focus on health and grow health sales We have increased our focus on supporting the health sales capabilities of our agents. This includes training programmes, an AI agent chatbot and the launch of health-specific incentive campaigns. There is also an increased focus on the structured cross-sell of health products to existing customers. An example of this is in Singapore, where new agents benefit from a training programme which includes Integrated Shield Plan training, health sales techniques, and an initiative known as “9 in 90” where new agents are supported in selling nine policies in the first 90 days, three of which are health policies. – Deliver customer value through affordability: Developing a tiered network of preferred healthcare providers, enabling enhanced control over our medical claims costs and improved health outcomes Prudential’s scale in health across Asia has created the opportunity to take a One Prudential approach to contracting with healthcare providers. In 2024, significant progress was made in improving the data visibility of our medical claims cost spend across markets at an aggregated Group level. This has led to the renegotiation of contracts and an increase in the sophistication of our capacity to guide customers into preferred sites of quality care. Across our health markets, we aim to build long-term provider partnerships, and in Indonesia, these efforts have resulted in annualised savings of more than $30 million. – Enabling Connected Care: Providing customers with a guided healthcare experience that is seamless, personalised and digitally enabled, resulting in better health outcomes and reduced medical costs In June 2024, we initiated case management as a core component of our Connected Care strategy, aiming to guide customers with complex medical conditions through their healthcare experiences more efficiently and cost effectively. We launched this service with support from a regional partner in Indonesia first, offering personalised support through case managers or medical teams, ensuring quality and transparency in the care process. By developing and facilitating optimal treatment plans, this approach not only seeks to enhance the health outcomes for customers with chronic or acute conditions but also aims to maximise cost efficiency through guided coordination and monitoring of care pathways. – Delivering technical excellence: Investing in our capabilities for health-specific claims, underwriting and the reduction of fraud, waste and abuse Investment in tools and acquiring new talent with significant industry expertise led to an improvement in our fraud, waste and abuse detection and recovery rates in 2024. We will continue increasing our vigilance in this area, including through the application of advanced health data analytics, to protect the provision and affordability of our service to customers. Our medical underwriting and claims adjudication best practices continue to be shared across the priority markets to improve customer experience and better control our risks. An example of this in action is Prudential’s partnership with Google Cloud to launch a pilot of MedLM in Malaysia and Singapore. MedLM helps us analyse documents submitted alongside health insurance claims, such as diagnostic reports, prescriptions and invoices. It supports human decision-making with its ability to extract relevant information and code it accurately for claims, helping to reduce the potential for errors caused by manual data entry, so claims can be processed faster and more accurately. The pilot is still underway, but initial results indicate a doubling of the automation rate for claims processing and significant improvements in first-time accuracy. 25

Outlook Our multi-channel and multi-growth model and our focus on operational delivery positions us well for 2025. We remain focused on quality growth and consistent execution of our transformation programme with 2025 marking the inflection point for growth in our gross operating free surplus generation. Given our expectations around operating free surplus generation, we expect the dividend per share to increase by at least 10 per cent, in line with our dividend guidance. We continue to focus on shareholder value creation, demonstrated by the acceleration of our $2 billion share buyback programme (this is now expected to complete by the end of 2025 rather than our original guidance of mid 2026). In addition, we have announced that we are evaluating a potential listing of ICICI Prudential Asset Management Company Limited involving the partial divestment of our shares in that company, subject to market conditions, requisite approvals and other considerations. It is intended that following the completion of such a divestment, the net proceeds would be returned to shareholders. Since announcing our strategy in 2023, we substantially reset our focus on Customer, Distribution and Health. We have been building and modernising our capabilities through targeted investments to address the historic under investment, including digitising and harmonising our core operations and infrastructure. Our investments are transforming our ways of working across all aspects of our business. We believe during 2025 and into 2026, we will further evolve our capabilities to a level that will position us strongly for accelerated growth. Looking further ahead, based on our relentless focus on writing quality new business, managing our in-force business and improving our net experience variances, we remain confident in achieving our 2027 financial and strategic objectives and generating sustainable value for our shareholders and other stakeholders. Notes 1. As in previous years, we discuss our performance in this report on a constant currency basis, unless stated otherwise. We discuss our financial position on an actual exchange rates basis, unless otherwise noted. See note A1 to the consolidated financial statements for more detail on our exchange rate presentation. 2. As reported at full year 2024. Sources include local regulators, asset management association, investment data providers and research companies (eg Morningstar, Lipper). Rankings are based on total funds under management (including discretionary funds, where available) of onshore domiciled funds or public mutual funds of the respective markets. 3. As reported at full year 2024 unless otherwise specified. Sources include formal (eg competitors results release, local regulators and insurance association) and informal (industry exchange) market share. Ranking based on new business (APE sales, weighted new business premium, retailed weighted received premium, full year premium or weighted first year premium) or gross written premium depending on availability of data. Hong Kong ranking based on APE sales. Rankings in the case of Mainland China, Taiwan and Myanmar are among foreign insurers, while for India they are among private companies. Markets based on eleven months ended November 2024: Thailand, nine months ended September 2024: Mainland China, Hong Kong, Malaysia, Uganda (Africa), three months ended March 2024: PPMZ (Africa), and full year 2023: Laos, Zambia (Africa), Ghana (Africa), Nigeria (Africa) and Kenya (Africa). 4. Business units equate to legal entities in this instance. 5. Based on full year 2022 data from local regulators, industry associations and Prudential internal data. Estimates are based on market intelligence, if data is not publicly available. 26

We are Prudential. For every life, we are Partners. For every future, we are Protectors. Key resources, relationships and differentiators Customers At Prudential, we are focused on being our customers’ most trusted partner throughout their life journeys. Our customer retention rate stands at 87 per cent, putting us in a strong position to grow our share of wallet with existing customers over their lifetime. The rollout of key priorities, such as personalised targeting, segmentation by life stage, differentiated propositions and simple tech-enabled journeys, underpin our customer-centric strategy. Markets The Asian and African markets we are focused on are large – with increasing demand for health protection and wealth management solutions. We are one of the few pure-play Asian/African focused groups in our sector. We hold top-three positions in ten out of the 14 Asian life markets and three out of the eight African life markets we have a presence in. We have one of the largest agency forces in Asia, and we are the number one independent insurer in Asia bancassurance. The breadth of our access to the world’s fastest-growing markets across Asia and Africa is, therefore, a key differentiator for us. Products Prudential’s comprehensive product suite meets a broad range of needs across every life stage of our customers, helping them achieve their health and wealth goals. We are actively focused on developing relevant propositions to serve the unique needs of each segment across the range of life stages. We have had a substantial health and protection business in several markets for many years. There are opportunities to grow the Group’s footprint, particularly in health, across other markets. Distribution Prudential has a multi-channel distribution platform of scale. We have scale in both agency and bancassurance channels with around 65,000 average monthly active agents across 2024 and more than 200 bank partners, 11 of which are strategic. Eastspring, our in-house asset manager, spans 11 markets and manages $258 billion of assets and occupies top-10 positions in seven of its markets. How we create value We offer insurance and asset management products, focusing on the markets where we believe there is rising demand for savings and protection offerings. By tailoring our products to the needs of customers in these markets, we believe we have a significant opportunity for growth and value creation. Underpinned by our commitment to sustainability Focusing on our rigorous risk management Following our core principles Driven by our strategy Our business model 27

Writing new business We sell products designed to meet the needs of customers and support our agents in the sales process. We aim to write new business that provides attractive returns to our shareholders. Managing the policies of our existing customers By putting the customer at the heart of what we do, we seek to retain them alongside managing the investments that back their policies and the costs of running our business. Allocating capital We reinvest the cash flow generated by existing policies into new business and extending our customer, digitally enabled distribution and health capabilities, compounding the growth of the business. These cash flows are also used to meet our central costs and pay returns to shareholders, including dividends. Value we create for stakeholders Customers We aim to deliver superior customer experiences. Our mission is ‘to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions’. How we are delivering for our customers will be assessed against our ambition to achieve top quartile relationship NPS by 2027. 5 business units with top quartile relationship NPS scores in 2024 Employees We provide an inclusive working environment where we develop talent, reward performance, protect our people and value our differences. We measure success for our employees through engagement scores from annual surveys. Our ambition is top quartile employee engagement when compared to our peers. Shareholders We can accelerate value creation for our shareholders and other stakeholders by exercising operational and financial discipline as we execute our strategy. This will be driven by our plan to increase agency, bancassurance and health new business profits. Communities Our purpose reflects our commitment to the wider communities in which we operate, through meeting the underserved needs of our markets and adding value for a more sustainable and inclusive future. Our commitment to sustainability is underpinned by our ambition to achieve net zero by 2050 and a 55% reduction in weighted average carbon intensity (WACI) by 2030 against our 2019 baseline. 54% 2024 reduction in WACI from 2019 baseline 28

Financial review Overview Prudential has continued to make progress in the execution of the strategy we set out in 2023, and we continue to have confidence in the achievement of our 2027 financial objectives. Our financial performance over 2024 reflects our operational progress, which is further supported by our active and highly disciplined capital allocation approach. We invested in improving operational delivery and serving our customers’ needs, including $175 million representing this year’s part of our $1 billion investment programme. Our capital position remains strong and capital generation is in line with our expectations. Supported by a clear and disciplined capital allocation policy, the Group is well positioned, with considerable financial flexibility including leverage capacity, to take advantage of the growth opportunities ahead, notwithstanding continued uncertainty in terms of macroeconomic and political development and, in certain markets, consumer sentiment. In 2024, we allocated capital to investing in new business at attractive rates of return as well as developing our customer, distribution, health and technology capabilities in line with our strategy. In June 2024, consistent with our capital allocation framework, we announced a US$2 billion share buyback programme to return capital to shareholders. We completed the first tranche of this programme and commenced our second tranche in December 2024, effectively accelerating our buyback programme. This is now expected to complete by the end of 2025. As at 31 December 2024, a total of $785 million has been returned to shareholders under this programme. We have also announced in February 2025 that we are evaluating a potential listing of ICICI Prudential Asset Management Company, our India asset management associate in which we hold 49 per cent. In line with our focus on shareholder value, this would include the partial divestment of our shares in that company, subject to market conditions, requisite approvals and other considerations, with the intent to return the net proceeds to shareholders. During 2024, the macroeconomic environment remained volatile over the year characterised by generally positive equity market developments and significant variations in the directional levels of government bond yields. The MSCI Asia excluding Japan equity index grew by 10 per cent, the Hang Seng index in Hong Kong increased by 18 per cent and the CSI 300 in Mainland China increased by 17 per cent. In the US, while the S&P 500 index increased by 23 per cent, the Nasdaq composite increased by 29 per cent. While government bond yields in Mainland China fell in the year, yields in many of our other Asian markets increased, and the US 10-year yield increased to 4.7 per cent, from 3.9 per cent at the end of 2023. The movement in US rates is particularly relevant for the financial outcomes in Hong Kong and Singapore, two of our larger markets. In July 2024, the Federal Court of Malaysia overturned the previous rulings of the High Court and the Court of Appeal in Prudential's favour in an ongoing series of litigation with a minority partner. While the Group has continued to consolidate the business of Prudential Assurance Malaysia Berhad (PAMB), which remains a subsidiary controlled by the Group, it has now reflected a 49 per cent non-controlling interest at 31 December 2024. Previously, the Group had consolidated a 100 per cent economic interest, and comparatives are presented on this basis. The decision has no impact on the business of PAMB at an operational level, and further details are set out in the notes to the financial statements. We comment on our performance below in local currency terms (expressed on a constant exchange rate basis) to show the underlying business trends in periods of currency movement. We discuss our financial position on an actual exchange rates basis, unless otherwise noted. The definitions of the key metrics we use to discuss our performance in this report are set out in the 'Definitions of performance metrics' section later in this document. The Group’s total profit after tax for the period was $2,415 million (2023: $1,691 million on a constant exchange rate basis, $1,712 million on an actual exchange rate basis). The improvement largely reflects improved operating earnings and a moderation in the effects of short-term fluctuations in interest rates. The contractual service margin (CSM) is the principal source of our IFRS 17 insurance business adjusted operating profit. Using a longer-term normalised return for variable fee approach (VFA) business, the unwind and new business contribution would have exceeded the release in the period by $2.0 billion, equivalent to a net increase of 9 per cent in the CSM compared with the start of year position. This increase from new business and unwind was partially offset by negative economic variances and exchange rate movements resulting in a 5 per cent increase in the CSM. Adjusted CSM1 , net of reinsurance and tax, at 31 December 2024, was $19.2 billion which, combined with shareholders' equity, resulted in adjusted total comprehensive equity of $36.7 billion. This is equivalent to 1,379 cents per share (31 December 2023: $37.3 billion and 1,356 cents per share on an actual exchange rate basis). The Group’s regulatory capital position and central liquidity positions remain strong. The Group’s core structural debt is unchanged at $3.9 billion. Prudential seeks, now and in the future, to maintain its current AA- financial strength rating with applicable credit rating agencies, which derives, in part, from its high level of financial flexibility to issue debt and equity instruments. Prudential has substantial headroom to issue debt while remaining within the guidelines set by the credit rating agencies for its current rating. The Group capital adequacy requirements compare the total eligible Group capital resources with the Group’s Prescribed Capital Requirement (GPCR) and form the starting basis of our free surplus reporting. At 31 December 2024, the estimated shareholder surplus above the GPCR was $15.9 billion (31 December 2023: $16.1 billion on an actual exchange rates basis) and cover ratio 280 per cent (31 December 2023: 295 per cent). The Group’s central liquidity position was $2.9 billion at 31 December 2024 (31 December 2023: $3.5 billion), with the reduction over the year from unusually high levels, reflecting the return of excess capital to shareholders through the ongoing buyback programme. The Group assesses the deployment of free surplus, in the context of the Group’s growth aspirations, leverage capacity and our liquidity and capital needs in terms of the free surplus ratio. Based on our current risk profile and our business units’ applicable capital regimes, we seek to operate with a free surplus ratio of between 175–200 per cent. Our free surplus ratio as at 31 December 2024 was 234 per cent (31 December 2023: 242 per cent). Where the business consistently exceeds a free surplus ratio of 200 per cent over the medium term, then consideration will be made as to returning that excess capital to shareholders. The Group's dividend policy is unchanged and described later in this report. For 2024, recognising the strong conviction we have in the Group's strategy, when determining the annual dividend, the Board has looked through the investments in new business and investments in capabilities and has approved a second interim dividend of 16.29 cents per share (2023: 14.21 cents per share, up 29

15 per cent). When this is combined with the first interim dividend, the Group’s total 2024 dividend is 23.13 cents per share (2023: 20.47 cents per share), an increase of 13 per cent. A scrip dividend alternative was offered in respect of the 2024 first interim dividend to support the development of liquidity in the trading of the Group’s shares on the Hong Kong Stock Exchange. The scrip dividend alternative involved the issuance of new ordinary shares on the Hong Kong line only and the dilutive effect was neutralised by a share repurchase on the London line. The scrip dividend alternative will be offered going forward. We believe that the Group’s performance during the year positions us well as we implement the new strategy, to meet our financial objectives, as detailed in the Strategic and operating review. We provide a discussion of our operating results and financial review in this section, which is organised as follows: – Summary consolidated results and basis of preparation of analysis – Explanation of performance and other financial measures – Movement in contractual service margin – Other income and expenditure – IFRS effective tax rates – Total tax contributions – Tax strategy – Shareholders' equity – Capital management – Dividend – Group capital position – Financing and liquidity – Cash remittances – Investments – Additional information on liquidity and capital resources – EEV basis, new business profit, free surplus generation and Group adjusted operating profit 2023 compared with 2022 results commentary The Group has taken advantage of the allowance under the SEC's FAST Act rules to omit the third year discussion on the Group's financial performance, in particular the 2023 compared with 2022 results commentary, in this annual report on Form 20-F on the basis that discussion of the trends in the Group's results by segment is included in the Group's prior year 2023 Annual Report on Form 20-F, which is available on our website and at www.sec.gov. 30

Summary consolidated results and basis of preparation analysis The following table sets forth Prudential’s selected consolidated financial data in accordance with IFRS standards for the years indicated, which is derived from Prudential’s audited consolidated financial statements. 2024 $m 2023 $m 2022 $m Insurance revenue 10,358 9,371 8,549 Insurance service expense: Claims incurred (3,147) (2,913) (2,563) Directly attributable expenses incurred (1,328) (1,258) (1,221) Amortisation of insurance acquisition cash flows (3,157) (2,745) (2,453) Other insurance service expenses (131) (197) (30) (7,763) (7,113) (6,267) Net expense from reinsurance contracts held (302) (171) (105) Insurance service result 2,293 2,087 2,177 Investment return: Interest revenue calculated using the effective interest method 477 340 237 Other investment return on financial investments 5,442 9,423 (29,617) 5,919 9,763 (29,380) Fair value movements on investment contract liabilities (95) (24) 67 Net insurance and reinsurance finance income (expense): Net finance (expense) income from insurance contracts (4,154) (8,839) 28,623 Net finance (expense) income from reinsurance contracts held (338) 191 (1,193) (4,492) (8,648) 27,430 Net investment result 1,332 1,091 (1,883) Other revenue 382 369 436 Non-insurance expenditure (1,003) (990) (1,019) Finance costs: interest on core structural borrowings of shareholder-financed businesses (171) (172) (200) (Loss) gain attaching to corporate transactions (71) (22) 55 Share of profit (loss) from joint ventures and associates, net of related tax 477 (91) (85) Profit (loss) before tax (being tax attributable to shareholders’ and policyholders’ returns) note 3,239 2,272 (519) Tax charge attributable to policyholders' returns (286) (175) (124) Profit (loss) before tax attributable to shareholders' returns 2,953 2,097 (643) Total tax charge attributable to shareholders' and policyholders' returns (824) (560) (478) Remove tax charge attributable to policyholders' returns 286 175 124 Tax charge attributable to shareholders' returns (538) (385) (354) Profit (loss) for the year 2,415 1,712 (997) Attributable to: Equity holders of the Company 2,285 1,701 (1,007) Non-controlling interests 130 11 10 Profit (loss) for the year 2,415 1,712 (997) Earnings per share (in cents) 2024 2023 2022 Based on profit (loss) attributable to equity holders of the Company: Basic 84.1¢ 62.1¢ (36.8)¢ Diluted 84.0¢ 61.9¢ (36.8)¢ Note This measure is the formal profit before tax measure under IFRS. It is not the result attributable to shareholders principally because total corporate tax of the Group includes those taxes on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge under IAS 12. Consequently, the profit before tax measure is not representative of pre-tax profit attributable to shareholders. 31

Explanation of performance and other financial measures Total profit after tax for 2024 was $2,415 million compared with $1,712 million in 2023. The increase of $703 million primarily reflected an increase in the profit before shareholder tax of $856 million, from a profit of $2,097 million to a profit of $2,953 million, partially offset by a $153 million increase in shareholder tax charge from $(385) million to $(538) million. The increase of profit before shareholder tax of $856 million largely reflects, a 22 per cent increase in the profits from our insurance businesses, with increases in many markets, including from Mainland China who has seen an improvement in the level of losses from the short-term effects of movements in interest rates, a 5 per cent increase in profit generated by Eastspring, our asset management business, and lower central costs. The short-term market fluctuations impacting the Group's profit before shareholder tax in 2024 are largely driven by interest rate movements in the year. For many of our markets, interest rates have risen, which has had a small, overall negative impact following falls in bond values and increases in the discount rates applied to the future cash flows of our insurance contracts classified as General Measurement Model (GMM). Movements in these contract values are included in the income statement. In FY23, the losses largely arose in Mainland China, following falling interest rates on a largely GMM portfolio. While FY24 has seen further falls in interest rates in Mainland China, improvements in equity markets alongside the actions taken by the Group to manage interest rate risk have reduced the size of these losses. The effective tax rate on total IFRS profit in 2024 was 18 per cent. This was unchanged from 2023. Further analysis of the results by each segment is provided in the Segment discussion section that follows. Movement in contractual service margin The CSM balance represents a discounted stock of unearned profit, which will be released over time as services are provided. This balance increases due to additions from profitable new business contracts sold in the period and the unwind of the in-force book. It is also updated for any changes in expected future profitability, where applicable, including the effect of short-term market fluctuations for business measured using the variable fee approach. The release of the CSM, which is the main driver of adjusted operating profit, is then calculated after allowing for these movements. In a normalised market environment, if the contribution from new business and the unwind of the CSM balance is greater than the rate at which services are provided, then the CSM balance will increase. The new business added to the CSM will, therefore, be an important factor in building the CSM, and we expect the compounding effect from the new business to grow profit over time. The table below sets out the movement of CSM including the Group's share of the CSM of the JVs and associates over the period. As the Group’s share of the results of the JVs and associates are included in the Group’s profit, including their related movement in CSM is a key driver to understanding changes in profitability. The movement of CSM excluding the JVs and associates is provided in note C3.2 to the consolidated financial statements. Contractual service margin net of reinsurance 2024 $m 2023 $m Net opening balance at 1 January 21,012 19,989 Changes that relate to future service Changes in estimates that adjust the CSM 724 696 New contracts in the year 2,596 2,348 3,320 3,044 Changes that relate to current service Release of CSM to profit or loss (2,352) (2,208) Net finance expense (income) from insurance contracts Accretion of interest on GMM contracts 321 260 Other net finance expense (income) 15 (12) 336 248 Effect of movements in exchange rates (356) (61) Net closing balance at 31 December 21,960 21,012 Profitable new business in 2024 grew the CSM by $2,596 million (2023: 2,348 million on an actual exchange rate basis). This increase exceeded the release of the CSM to the income statement in the period, which was $(2,352) million (2023: $2,208 million), demonstrating the strength of our franchise and its ability to deliver future growth in CSM. Changes in estimates that adjust the CSM reflect economic and operating factors that update the CSM for changes in expected future profitability including the impact of short-term market effects of business accounted for under the variable fee approach. Movements in exchange rates had a negative impact of $(356) million on the closing CSM. Overall the CSM grew by 5 per cent. 32

Other income and expenditure Actual exchange rate 2024 $m 2023 $m 2022 $m Net investment return and other items 21 (21) (44) Interest payable on core structural borrowings (171) (172) (200) Corporate expenditure (237) (230) (276) (387) (423) (520) Restructuring and IFRS 17 implementation costs* (207) (201) (294) Central costs unallocated to a segment (594) (624) (814) * Restructuring and IFRS 17 implementation costs largely comprise the costs of Group-wide projects including the implementation of IFRS 17 (including one-off costs associated with embedding IFRS 17), reorganisation programmes and initial costs of establishing new business initiatives and operations. The costs include those incurred in insurance and asset management operations of $(59) million (2023: $(81) million; 2022: $(137) million). Central costs (before restructuring and IFRS 17 implementation costs) were 9 per cent lower in 2024 as compared to the prior year, reflecting continued control of head office and finance costs, and increased investment income on Group treasury balances. Interest payable on core structural borrowings remained broadly constant at $(171) million (2023: $(172) million). Total head office expenditure was $(237) million (2023: $(230) million). Net investment return and other items improved by $42 million from increased investment returns on Group treasury balances following the increase in US dollar interest rates. Restructuring costs of $(207) million (2023: $(201) million) reflect the costs incurred to enhance back-office efficiency and Eastspring’s operating model, partially offset by declining costs to embed IFRS 17 across our business. From the end of 2024, restructuring costs are expected to revert over time to the lower levels typically incurred historically. IFRS effective tax rates The effective tax rate on total IFRS profit in 2024 was 18 per cent. This was unchanged from 2023. In 2024, the new OECD global minimum tax rules took effect in a small number of jurisdictions relevant to Prudential. No tax arose under the new tax rules for these jurisdictions in 2024. The global minimum tax rules will apply to the whole Prudential Group once they are implemented in Hong Kong, where implementation is on track to take effect in 2025. The rules are complex and the outcome in any period will depend on investment market conditions in that period. Management’s assessment is that in periods where investment returns are in line with, or below, long-term expected returns, there should be no material impact from the new tax rules. Total tax contributions The Group continues to make significant tax contributions in the jurisdictions in which it operates, with $1,086 million remitted to tax authorities in 2024. This was higher than the equivalent amount of $969 million remitted in 2023 (on an actual exchange rate basis), principally due to higher withholding tax on investment income and higher corporate tax payments. Tax strategy The Group publishes its tax strategy annually which, in addition to complying with the mandatory UK (Finance Act 2016) requirements, also includes a number of additional disclosures that provide insight into the Group’s tax contributions. An updated version of the tax strategy, including 2024 data, will be available on the Group’s website before 31 May 2025. 33

Shareholders’ equity Group IFRS shareholders' equity 2024 $m 2023 $m Profit for the year 2,415 1,712 Less non-controlling interest (130) (11) Profit after tax for the year attributable to shareholders 2,285 1,701 Exchange movements, net of related tax (309) (124) External cash dividends (552) (533) Share repurchases/buybacks (878) – Adjustment to non-controlling interest (857) – Other movements (20) 48 Net (decrease)/increase in shareholders’ equity (331) 1,092 IFRS shareholders’ equity at beginning of the year 17,823 16,731 IFRS shareholders’ equity at end of the year 17,492 17,823 Adjusted contractual service margin (CSM) (net of reinsurance) 19,168 19,523 Adjusted total comprehensive equity2 36,660 37,346 IFRS shareholders' equity per share2 658 ¢ 647 ¢ Adjusted total comprehensive equity per share2 1,379 ¢ 1,356 ¢ Group IFRS shareholders’ equity decreased from $17.8 billion at the start of 2024 to $17.5 billion at 31 December 2024. This decline largely reflects dividend payments and share buybacks of $(1.4) billion, adjustment to non-controlling interest of $(0.9) billion and exchange movements of $(0.3) billion offset by $2.3 billion of profit earned in the period. Adjusted total comprehensive equity represents the sum of Group IFRS shareholders’ equity and adjusted CSM1 , net of tax and reinsurance. Adjusted total comprehensive equity was $36.7 billion at 31 December 2024 (31 December 2023: $37.3 billion), reflecting the fall in IFRS shareholders' equity and the CSM. A full reconciliation to shareholders’ equity is included in note C3.1 of the IFRS financial results. Capital management We aim to invest capital to write new business at risk-adjusted internal rates of return above 25 per cent, based on EV required capital, with less than four-year payback periods. Our ability to invest at attractive returns will drive our capital allocation priorities, which are as follows: – We will continue to target resilient capital buffers such that the Group shareholder coverage ratio is above 150 per cent of the shareholder Group Prescribed Capital Requirement to ensure the Group can withstand volatility in markets and operational experience; – Following sufficient capital being held, our priority for allocating capital will be reinvesting in new business that will support delivery of our overall capital objectives. Our resilient capital position allows us to prioritise investment in new business with an aim to write quality new business while managing the initial capital strain and capturing the economic value at attractive returns; – Our next priority is investing around $1 billion in core capabilities, primarily in the areas of customer, distribution, health and technology; – Our dividend policy remains linked to net operating free surplus generation, which is calculated after investment in new business and capability investment; – We will invest in inorganic opportunities where there is good strategic fit; and – We assess the deployment of free surplus, in the context of the Group's growth aspirations, leverage capacity and our liquidity and capital needs, based on the free surplus ratio. We seek to operate with a free surplus ratio of between 175 per cent and 200 per cent. If the free surplus ratio is above the operating range over the medium term, and taking account of opportunities to reinvest at appropriate returns and allowing for market conditions, capital will be returned to shareholders. To generate capital to allocate to these priorities, we will also prioritise managing our in-force embedded value to ensure maximum conversion into free surplus over time. We will drive improved emergence of free surplus by managing claims, expenses and persistency in each market. This additional free surplus will enable our continued investment in profitable new business at attractive returns, as well as in our strategic capabilities, and support payments of returns to shareholders including dividends. Dividend Reflecting the Group’s capital allocation priorities, a portion of capital generation will be retained for reinvestment in organic growth opportunities and for investment in capabilities, and dividends will be determined primarily based on the Group’s operating capital generation after allowing for the capital strain of writing new business and recurring central costs. Dividends are expected to grow broadly in line with the growth in the Group’s operating free surplus generation, and will be set taking into account financial prospects, investment opportunities and market conditions. Recognising the strong conviction it had in the Group's strategy, the Board previously indicated that when determining the annual dividend it intended to look through the investments in new business and investments in capabilities and expected the annual dividend to grow in the range 7–9 per cent per annum over 2023 and 2024. The Board has applied this approach to determining the 2024 second interim cash dividend and has approved a 2024 second interim cash dividend of 16.29 cents per share (2023: 14.21 cents per share). Combined with the first interim cash dividend of 6.84 cents per share (2023: 6.26 cents per share), the Group’s total 2024 cash dividend is 23.13 cents per share (2023: 20.47 cents per share ), an increase of 13 per cent. 34

A dividend reinvestment plan (DRIP) will continue to be offered to shareholders on the UK register. A scrip dividend alternative, with the issuance of new ordinary shares on the Hong Kong line only and the dilutive effect neutralised by a share repurchase on the London line, will be offered for the second interim dividend. 35

Group capital position The Prudential Group applies the Insurance (Group Capital) Rules set out in the GWS Framework issued by the Hong Kong Insurance Authority (HKIA) to determine Group regulatory capital requirements (both minimum and prescribed levels). The GWS Group capital adequacy requirements require that total eligible Group capital resources are not less than the GPCR and that GWS Tier 1 group capital resources are not less than the GMCR. More information is set out in note I(i) of the Additional financial information. The Group holds material participating business in Hong Kong, Singapore and Malaysia. Alongside the regulatory GWS capital basis, a shareholder GWS capital basis is also presented which excludes the contribution to the Group GWS eligible Group capital resources, the GMCR and the GPCR from these participating funds. 31 Dec 2024 31 Dec 2023 Shareholder Policyholder * Total † Shareholder Policyholder* Total Group capital resources ($bn) 24.8 16.3 41.1 24.3 14.3 38.6 of which: Tier 1 capital resources ($bn) 17.6 1.3 18.9 17.1 1.2 18.3 Group Minimum Capital Requirement ($bn) 5.1 0.7 5.8 4.8 1.1 5.9 Group Prescribed Capital Requirement ($bn) 8.9 11.3 20.2 8.2 11.4 19.6 GWS capital surplus over GPCR ($bn) 15.9 5.0 20.9 16.1 2.9 19.0 GWS coverage ratio over GPCR (%) 280% 203% 295% 197 % GWS Tier 1 surplus over GMCR ($bn) 13.1 12.4 GWS Tier 1 coverage ratio over GMCR (%) 325% 313% * This allows for any associated diversification impacts between the shareholder and policyholder positions reflected in total company results where relevant. † The total company GWS coverage ratio over GPCR presented above represents the eligible group capital resources coverage ratio as set out in the GWS framework, while the total company GWS Tier 1 coverage ratio over GMCR represents the Tier 1 capital coverage ratio. As at 31 December 2024, the estimated shareholder GWS capital surplus over the GPCR is $15.9 billion (31 December 2023: $16.1 billion), representing a coverage ratio of 280 per cent (31 December 2023: 295 per cent), comfortably above the Group's risk appetite of 150 per cent as discussed in the capital management section above. The estimated total GWS capital surplus over the GPCR is $20.9 billion (31 December 2023: $19.0 billion) representing a coverage ratio of 203 per cent (31 December 2023: 197 per cent). Operating capital generation in 2024 was $1.3 billion after allowing for central costs and the investment in new business, in addition foreign exchange and other movements were $0.1 billion. These were offset by the payment of external dividends and share repurchases and buybacks which together totalled $(1.4) billion. The shareholder capital surplus over GPCR at 31 December 2024 also reflects a $(0.2) billion adjustment to non-controlling interests following the outcome of the court case in Malaysia discussed at the start of the financial review. The Group’s GWS position is resilient to external macroeconomic movements as demonstrated by the sensitivity disclosure contained in note I(i) of the Additional financial information, alongside further information about the GWS measure. The GWS capital surplus set out in the table above includes amounts held within operating entities as well as at Group. The businesses may remit this surplus as dividends provided the local regulatory requirements are met and there are sufficient accounting profits. Financing and liquidity Prudential seeks to maintain its financial strength rating with applicable credit rating agencies, which derives, in part, from its high level of financial flexibility to issue debt and equity instruments, which is intended to be maintained in the future. Prudential has substantial headroom to issue debt while remaining within the guidelines set by the credit rating agencies for its current rating of AA-. Net core structural borrowings of shareholder-financed businesses 31 Dec 2024 $m 31 Dec 2023 $m Core borrowings of shareholder-financed businesses 3,925 3,933 Less: holding company cash and short-term investments (2,916) (3,516) Net core structural borrowings of shareholder-financed businesses 1,009 417 Group leverage ratio (Moody's revised basis) 13% 14 % The total core borrowings of the shareholder-financed businesses were $3.9 billion at 31 December 2024 (31 December 2023: $3.9 billion). The Group had central cash resources of $2.9 billion at 31 December 2024 (31 December 2023: $3.5 billion), resulting in net core structural borrowings of the shareholder-financed businesses of $1.0 billion at end of 31 December 2024 (31 December 2023: $0.4 billion). We have not breached any of the requirements of our core structural borrowings nor modified any of their terms during 2024. 36

With the exception of a $750 million perpetual note that the Group retains the right to call at par on a quarterly basis, the Group’s debt securities have contractual maturities that fall between 2029 and 2033. Further analysis of the maturity profile of the borrowings is presented in note C5.1 to the IFRS financial results. In addition to its net core structural borrowings of shareholder-financed businesses set out above, the Group has structures in place to enable access to funding via the medium-term note programme, the US shelf programme (the platform for issuance of SEC-registered bonds in the US market), a commercial paper programme and committed revolving credit facilities. All of these are available for general corporate purposes. Proceeds from the Group’s commercial paper programme are not included in the holding company cash and short-term investment balance. Prudential plc has maintained a consistent presence as an issuer in the commercial paper market for the past decade and had $527 million in issue at 31 December 2024 (31 December 2023: $699 million). As at 31 December 2024, the Group had a total of $1.6 billion of undrawn committed facilities, none of which expire before 2029. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 31 December 2024. Cash remittances Holding company cash flow3 Actual exchange rate 2024 $m 2023 $m Change % Net cash remitted by businesses units 1,383 1,611 (14) Net interest received (paid) 17 (51) n/a Corporate expenditure (253) (271) 7 Centrally funded recurring bancassurance fees (198) (182) (9) Total central outflows (434) (504) 14 Holding company cash flow before dividends and other movements 949 1,107 (14) Dividends paid, net of scrip dividends (552) (533) (4) Operating holding company cash flow after dividends but before other movements 397 574 (31) Other movements Redemption of debt – (393) n/a Share repurchases/buybacks (860) – n/a Other corporate activities (109) 226 n/a Total other movements (969) (167) n/a Net movement in holding company cash flow (572) 407 n/a Cash and short-term investments at the beginning of the year 3,516 3,057 Foreign exchange and other movements (28) 52 Cash and short-term investments at the end of the year 2,916 3,516 Remittances from our businesses were $1,383 million (2023: $1,611 million). The remittances in both 2024 and 2023 are net of cash advanced to CPL, our joint venture business in Mainland China, of $(174) million (2023: $(176) million) in anticipation of a future capital injection. The first capital injection was completed in 2024 and the second received regulatory approval in 2025. Remittances were used to meet central outflows of $(434) million (2023: $(504) million) and to pay cash dividends of $(552) million (2023: $(533) million). Central outflows include net interest received of $17 million (2023: net interest paid $(51) million), which reflects higher interest earned on central cash balances, reflecting current interest rates, less the largely fixed interest payments made on core structural borrowings. Cash outflows for corporate expenditure of $(253) million (2023: $(271) million) include cash outflows for restructuring costs. Other cash flow movements included net payments for other corporate activities of $(109) million as we invested in new bancassurance partnerships and purchased the remaining interest in our Nigeria life business (2023: net receipts of $226 million largely relating to the disposal of the Group's remaining investment in Jackson). Cash used for share buyback and repurchases totalled $(860) million, including $(785) million utilised towards the $2 billion share buyback programme, with the remainder representing associated costs and share repurchases to neutralise the issue of new shares. The Group will continue to seek to manage its financial condition such that it has sufficient resources available to provide a buffer to support the retained businesses in stress scenarios and to provide liquidity to service central outflows. Notes (1) Adjusted CSM represents the total CSM balance for subsidiaries, joint ventures and associates, net of reinsurance, non-controlling interests and related tax and other adjustments. See note C3.1(b) to the consolidated financial statements for more detail and reconciliation to CSM. (2) See note II of the Additional unaudited financial information for definition and reconciliation to IFRS balances. (3) Holding company cash and short term investments in Group head office companies. 37

Investments The overall financial strength of Prudential and the results, both current and future, of the insurance business are in part dependent upon the quality and performance of the various investment portfolios. Prudential’s total investments Prudential’s total investments, net of derivative liabilities, at 31 December 2024 were $165,342 million (31 December 2023: $160,672 million), of which $28,712 million (31 December 2023: $26,964 million) were held to cover linked liabilities related to unit-linked products and assets to cover external unit holders in relation to the consolidated investment funds. Prudential’s insurance business’s investments, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated investment funds, are largely held by Prudential’s Singapore and Hong Kong operations. Further analysis on financial investments and fair value measurement is included in notes C1 and C2 to Prudential’s consolidated financial statements, in accordance with IFRS 7 ‘Financial Instruments: Disclosures’. Prudential’s insurance investment strategy and objectives Prudential’s insurance investments support our life insurance businesses across Asia and Africa, leveraging local teams on the ground. The Group Chief Investment Office provides strategic direction on all investment related activities, and supports and empowers local teams to seize global opportunities and make well-informed decisions. Our investment strategy is designed to achieve optimal risk-adjusted returns over the long term by building a globally diversified, high quality, multi-asset portfolio, taking into account of risks, returns, policyholder expectations, and bonus sustainability. Each of the operations formulates a strategy based on the nature of its underlying liabilities, its level of capital and its local regulatory requirements. Our exposure to interest rate risk is discussed in the Risk Review, which includes the risk arising from the guarantees of some non-unit-linked investment savings products. This exposure exists due to the potential for an asset and liability mismatch where long-dated liabilities and guarantees are backed by relatively shorter-dated assets. While this risk cannot be eliminated, it is monitored and managed through local risk and asset liability management committees against risk appetite aligned with the Group’s limit framework. A large proportion of the Hong Kong liabilities are denominated in USD and Prudential holds USD assets to back these liabilities. Internal funds under management or advice Prudential manages a significant portion of its group funds through its fund management business, Eastspring Investments. The responsibility for asset allocations, mandates and selection of investment managers for Prudential insurance policies lies with the life companies, overseen by the Group Chief Investment Office. In each operation, local management analyses the liabilities and determines asset allocation, benchmarks and permitted deviations appropriate for its operation. These benchmarks and deviations are agreed upon with fund managers, who implement the specific investment strategy through their local fund management operations. In addition to Eastspring Investments, which has over 400+ investment professionals across 11 Asian markets, Prudential also partners with best-in-class third-party global asset managers to access global investment opportunities to deliver strong, sustainable performance. 38

Additional information on liquidity and capital resources The nature of insurance means that the life businesses, in a normal economic cycle, have access to sufficient liquidity to meet their obligations when due. Prudential plc therefore focuses the Group’s liquidity considerations on the liquidity by its central companies and its ability to fund growth, meet the capital needs of the operating business and meeting its own financing and expense costs. This liquidity comprises the cash and short-term investments held by the specified companies as well as bank facilities available to it which are not recorded on the balance sheet. Further information on the parent’s financing and liquidity is outlined in 'Explanation of Performance and Other Financial Measures' above. After making sufficient enquiries the directors of Prudential have a reasonable expectation that the Company and the Group have adequate resources to continue their operations for a period of at least 12 months from the date that the financial statements are approved. Further information is provided in note A1 to the consolidated financial statements. The liquidity requirements of Prudential’s life insurance businesses are regularly monitored to match anticipated cash inflows with cash requirements. Cash needs are forecast and projected sources and uses of funds, as well as the asset, liability, investment and cash flow assumptions underlying these projections are reviewed periodically. Adjustments are made periodically to the investment policies with respect to, among other things, the maturity and risk characteristics of the investment assets to reflect changes in the business cash needs and the changing competitive and economic environment. The liquidity sources for Prudential’s life insurance businesses comprise premiums, deposits and charges on policies, proceeds from the sale and maturity of investments, borrowings and capital contributions from the parent company. The liquidity requirements comprise benefits and claims, operating expenses, interest on debt and purchases of investments. The parent company, including the central finance subsidiaries, held cash and short-term investments $2,916 million as at 31 December 2024. The sources of cash included dividends, loans and cash remittances received by Prudential from its principal operating subsidiaries, JVs and associates as well as debt and equity issuances. Amounts are distributed to the parent company after considering capital requirements. Further information on local statutory capital requirements, capital requirements and sources are located in note C9 to the consolidated financial statements. The amount of dividends paid by Prudential’s main operations is determined after considering the development, growth and investment requirements of the operating businesses and subject to the applicable legal and regulatory restrictions. Further information on cash remittances to the Group and other sources of funding accessible to the Group is detailed in the ‘Explanation of Performance and Other Financial Measures’ section. The contractual maturities of the financial liabilities of the Group recognised on the consolidated balance sheet as at 31 December 2024, including lease liabilities, are provided in note C2.3 to the consolidated financial statements. Information on the Group’s purchase obligations, which comprise the unfunded commitments relating to investment funds and not recognised on the consolidated balance sheet, is provided in note D5 to the consolidated financial statements. 39

EEV basis, new business profit, free surplus generation and Group adjusted operating profit In addition to IFRS basis results, Prudential’s filings with the Financial Conduct Authority (‘FCA’), the Stock Exchange of Hong Kong and the Singapore Stock Exchange include reporting by Key Performance Indicators (‘KPIs’). These include results prepared in accordance with the European Embedded Value (‘EEV’) Principles and Guidance issued by the European Insurance CFO Forum in 2016, as well as new business profit and operating free surplus generation measures, which are alternative performance measures. The EEV basis is a value-based method of reporting in that it reflects the change in the value of in-force long-term business over the accounting period. This value is called the shareholders’ funds on the EEV basis which, at a given point in time, is the value of future cash flows expected to arise from the current book of long-term insurance business plus the net worth (being the net assets on the local regulatory basis with adjustments) of Prudential’s life insurance operations. Prudential publishes its EEV results semi-annually in the UK, Hong Kong and Singapore markets. Prudential is expecting to convert to Traditional Embedded Value (TEV) from 2025, replacing the EEV basis. This transition is to increase the comparability of the Group’s external reporting to its key peers and to reduce the economic volatility seen in the Group’s embedded value reporting, with a view to improving the transparency of underlying growth in new business profit. In implementing TEV, the Group has retained its operating assumptions and much of the EEV methodology. The changes made are in respect of the discount rates and the treatment of central head office expenditure. New business sales are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. New business profitability is a key metric for the Group’s management of the development of the business. New business profit reflects the value of future profit streams which are not fully captured in the year of sale under IFRS reporting. New business margin is shown by reference to annual premium equivalent (APE) which is calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts. EEV basis new business profit and margins are also published quarterly. Operating free surplus generation is the financial metric we use to measure the internal cash generation of our business operations and for our life operations is generally based (with adjustments) on the capital regimes that apply locally in the various jurisdictions in which the Group operates. It represents amounts emerging from the in-force business during the period, net of amounts reinvested in writing new business. For asset management and other non-insurance operations (including the Group’s central operations), free surplus is taken to be IFRS basis shareholders’ equity, net of goodwill attributable to shareholders, with central Group debt recorded as free surplus to the extent that it is classified as capital resources under the Group’s capital regime. Prudential’s filings with the Financial Conduct Authority, the Stock Exchange of Hong Kong and the Singapore Stock Exchange also include discussion of the Group adjusted IFRS operating profit based on longer-term investment returns (adjusted operating profit), which is the aggregation of the segment adjusted operating profit and the central expenditure (including restructuring and IFRS 17 implementation costs) discussed in this document. 40

Determining adjusted operating profit of operating segments Operating segments The Group's operating and reported segments for financial reporting purposes are defined and presented in accordance with IFRS 8 ‘Operating Segments’. There have been no changes to the Group’s operating segments from those reported in the Group’s consolidated financial statements for the year ended 31 December 2023. Operations and transactions that do not form part of any business unit are reported as ‘Unallocated to a segment’ and generally comprise head office functions. Performance measure The performance measure of operating segments utilised by the Group is IFRS operating profit based on longer-term investment returns (adjusted operating profit) as described below. This measurement basis distinguishes adjusted operating profit from other constituents of total profit or loss for the year, including short-term interest rate and other market fluctuations and gain or loss on corporate transactions. Note B1.1 shows the reconciliation from adjusted operating profit to total profit for the year. Determination of adjusted operating profit (a) Approach adopted for insurance businesses The measurement of adjusted operating profit reflects that, for the insurance business, assets and liabilities are held for the longer term. The Group believes trends in underlying performance are better understood if the effects of short-term fluctuations in market conditions, such as changes in interest rates or equity markets, are excluded. The method of allocating profit between operating and non-operating components involves applying longer-term rates of return to the Group’s assets held by insurance entities (including joint ventures and associates). These longer-term rates of return are not applied when assets and liabilities move broadly in tandem and hence the effect on profit from short-term market movements is more muted. In summary, the Group applies the following approach when attributing the ‘net investment result’ between operating and non-operating profit: – Returns on investments that meet the definition of an ‘underlying item’, namely those investments that determine some of the amounts payable to a policyholder such as assets within unit-linked funds or with-profits funds, are recorded in adjusted operating profit on an actual return basis. The exception is for investments backing the shareholders’ 10 per cent share of the estate within the Hong Kong with-profits fund. Changes in the value of these investments, including those driven by market movements, pass through the income statement with no liability offset. Consequently, adjusted operating profit recognises investment return on a longer-term basis for these assets. – For insurance contracts measured under the general measurement model (GMM), the impact of market movements on both the non-underlying insurance contract balances and the investments they relate to are considered together. Adjusted operating profit allows for the long-term credit spread (net of the expected defaults) or long-term equity risk premium on the debt and equity-type instruments, respectively. Deducted from this amount is the unwind of the illiquidity premium included in the current discount rate for the liabilities. – Some GMM best estimate liabilities (BEL) components are calculated by reference to the investment return of assets, even if the BEL component itself is not considered an underlying item, for example, the BEL component related to future fee income or a guarantee. In these cases for the purposes of determining operating profit, the BEL component is calculated assuming a longer-term investment return and any difference between the actual return arising in the period and the longer-term investment return is taken to non-operating profit. There is no impact on the balance sheet of this allocation. – A longer-term rate of return is applied to all other investments held by the Group’s insurance business for the purposes of calculating adjusted operating profit. More details on how longer-term rates are determined are set out below. The difference between the net investment result recorded in the income statement and the longer-term returns determined using the above principles is recorded as ‘short-term interest rate and other market fluctuations’ as a component of non-operating profit. The ‘insurance service result’ is largely recognised in adjusted operating profit in full with the main exception being the gains or losses that arise from market and other related movements on onerous contracts measured under the variable fee approach (VFA). If these gains and losses are capable of being offset across more than one annual cohort of the same product or fund as applicable, then the adjusted operating profit is determined by amortising the net of the future profits and losses on all contracts where profits or losses can be shared. Any difference between this and the amount included in the income statement for onerous contracts is classified as part of ‘short-term interest rate and other market fluctuations’, a component of non-operating profit. (b) Determination of longer-term returns The longer-term rates of return are estimates of the long-term trend investment returns having regard to past performance, current trends and future expectations. These rates are broadly stable from year to year but may be different between regions, reflecting, for example, differing expectations of inflation in each business unit. The assumptions are for the returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations. For collective investment schemes that include different types of assets (eg equities and debt securities), weighted assumptions are used reflecting the asset mix underlying the relevant fund mandates. Debt securities and loans For debt securities and loans, the longer-term rates of return are estimates of the long-term government bond yield, plus the estimated long-term credit spread over the government bond yield, less an allowance for expected credit losses. The credit spread and credit loss assumptions reflect the mix of assets by credit rating. Longer-term rates of return range from 2.8 per cent to 8.8 per cent for 2024 (2023: 2.8 per cent to 8.4 per cent; 2022: 2.8 per cent to 7.8 per cent). Equity-type securities For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment returns for income and capital. Longer-term rates of return range from 8.6 per cent to 15.7 per cent for all years shown. 41

Derivative value movements In the case where derivatives change the nature of other invested assets (eg by lengthening the duration of assets, hedging overseas bonds to the currency of the local liabilities, or by providing synthetic exposure to equities), the longer-term return on those invested assets reflects the impacts of the derivatives. (c) Non-insurance businesses For these businesses, the determination of adjusted operating profit reflects the underlying economic substance of the arrangements and excludes market-related items only where it is expected these will unwind over time. Segment discussion The following commentary provides an overview of each of the Group’s segments, together with a discussion of their 2024 financial performance. Prudential has chosen to explain its consolidated results principally by reference to profits for the year, reflecting profit after tax. In explaining movements in profit for the year, reference is made to trends in profit before shareholder tax and the shareholder tax charge. Unless otherwise stated, we discuss our performance on a constant currency basis. The definitions of the key metrics we use to discuss our performance in this report are set out in the 'Definitions of performance metrics' section later in this document, including, where relevant, references to where these metrics are reconciled to the most directly comparable IFRS measure. The Group's operating segments for financial reporting purposes are defined and presented in accordance with IFRS 8, ‘Operating Segments’ on the basis of the management reporting structure and its financial management information. Further details on the Group’s determination of operating segments are provided in the ‘Determining Adjusted Operating Profit of Operating Segments’ section. For the Group’s insurance segments, the commentary on financial performance below is also by reference to adjusted operating profit. Adjusted operating profit, the Group’s segmental performance measure used by management, reflects that the assets and liabilities of our insurance businesses are held for the longer term and the Group’s belief that the trends in underlying performance are better understood if the effects of short-term fluctuations in market conditions, such as changes in interest rates or equity markets, are excluded. The adjusted operating profit by segment discussed below also excludes restructuring costs and revenue recognised to cover the tax charge attributable to policyholders. The Group also describes its segmental performance by reference to the level of new business in the year which is measured using APE new business sales as defined in note II(vi) of the 'Additional unaudited financial information'. 42

Hong Kong Actual exchange rate Constant exchange rate Actual exchange rate 2024 $m 2023 $m Change 2023 $m Change 2022 $m APE sales 2,063 1,966 5% 1,972 5% 522 Profit (loss) before shareholder tax 949 1,047 (9) % 1,050 (10) % (692) Profit (loss) after tax 851 976 (13) % 979 (13) % (742) Adjusted operating profit 1,069 1,013 6% 1,018 5% 1,162 In Hong Kong, Prudential is a trusted household brand with a successful agency force. Hong Kong is a relatively high-income market in the context of Asia and our products address the specific and complex needs of the customers across different life stages. Our products include comprehensive health and protection solutions as well as solutions to address customers' wealth accumulation, retirement and legacy planning needs. Our successful agency force and our strong partnership with Standard Chartered Bank position us well to grow across segments both in the domestic market, which is expanding due to net migration especially of highly educated young professionals, and in the international markets serviced in Hong Kong. The bulk of our distribution is focused on agency and bancassurance partnerships, and we maintain a niche presence in the broker markets. We seek to maintain high-quality new business growth, with strong adherence to prudent sales practices, and are focused on capital and cash efficient long-term products, especially those with health and protection riders. In the international market, we serve the needs of Mainland China customers, which include diversification of currency and asset class, professional financial advice across a broad product spectrum and access to high-quality medical care available in Hong Kong. Our surveys of potential Mainland China customers report consistent demand for Hong Kong's specialised long-term savings, health and protection products. Including our Macau branch, we are present in all 11 cities2 in the Greater Bay Area, with a population of over 86 million people3 .. Financial performance In 2024, APE sales for our business in Hong Kong increased by 5 per cent to just over $2 billion, reflecting the solid demand from customers. This exceeded the level of APE sales recorded in 2019, prior to the impact of Covid. Our Hong Kong business has demonstrated improving momentum during the year and achieved consecutive quarter-on-quarter APE sales growth throughout 2024 and double-digit growth in the second half of 2024 compared to the corresponding period in the prior year. Health and protection mix increased in the year and made up 19 per cent of total APE sales in 2024 (2023: 16 per cent). This was delivered despite the exceptional new business growth seen in 2023 fuelled by the border reopening after Covid. The APE sales compound annual growth rate over the period from 2022 to 2024 was 98 per cent, the strongest among the top five insurers in the market4 , underpinned by the strength of our distribution, product innovations and the effectiveness of customer campaign design. Our domestic customer segment delivered 34 per cent APE sales growth year on year, thanks to the successful execution of our retirement product campaign. APE sales to our Mainland China customer segment were (11) per cent lower, impacted by the strong comparator in the first half of 2023 as previously highlighted. Momentum accelerated in the second half, with APE sales growing at 16 per cent against the first half and 18 per cent higher than the equivalent period in the prior year. Overall the number of new policies increased by 15 per cent year on year and grew faster than APE sales growth. The agency channel saw a similar marginal decline in APE sales, given the exceptional outperformance in the comparative period after the border reopened in the first quarter of 2023. We have seen a strong return in the second half of the year. This is supported by the strong agency recruitment momentum with over 5,000 new recruits in 2024. This includes scaling up our quality recruitment programme PRUVenture to over 1,800 new recruits in 2024, doubling the number from 2023. These efforts have led to average monthly active agents increasing by 15 per cent compared with 2023. On the digital side, APE sales facilitated by PRULeads doubled in 2024 versus 2023, proving the effectiveness of using PRULeads to drive agent productivity and activity. Our bancassurance channel delivered significant growth in APE sales. The proportion of APE sales comprising health and protection products increased from 5 per cent in 2022 to 13 per cent in 2023 and further increased to 18 per cent in 2024. Of the overall bancassurance APE sales, around 67 per cent were from 'new to insurance' customers. Furthermore, we enhanced our bancassurance channel by integrating the middle offices of both our bancassurance and broker businesses and developing a brokerage strategy with a strong emphasis on quality growth. The profit after tax for our Hong Kong business was $851 million, lower than 2023 ($976 million on an AER basis). In Hong Kong, adjusted operating profit was $1,069 million, up 5 per cent (up 6 per cent on an AER basis), as new business growth compounded leading to higher CSM amortisation. Growth was dampened by our active capital management actions, with local capital surplus being remitted to the centre leading to lower investment returns being earned by this segment. Profit before shareholder tax decreased by $101 million ($98 million on an AER basis) largely driven by market movements, with the increase in adjusted operating profit described above being more than offset by higher short-term unrealised losses on bonds and higher discount rates applied to our stand-alone protection business following increases in interest rates in 2024. The effective shareholder tax rate on profit before tax was 10 per cent in 2024 compared with 7 per cent in 2023. In Hong Kong taxable profit is computed as 5 per cent of net insurance premiums, which were higher as a proportion of profit before tax in 2024 compared to 2023. 43

Indonesia Actual exchange rate Constant exchange rate Actual exchange rate 2024 $m 2023 $m Change 2023 $m Change 2022 $m APE sales 262 277 (5) % 266 (2) % 247 Profit before shareholder tax 221 199 11% 192 15% 130 Profit after tax 181 156 16% 150 21% 108 Adjusted operating profit 268 221 21% 212 26% 205 In Indonesia, we are among the top three life insurers1 in both the conventional and Syariah markets. Our agency force is the largest by market share. It also has a rapidly growing bancassurance channel that has historically been focused on the upper affluent segment through international bank partners such as Standard Chartered and UOB. Prudential Indonesia has been proactive in managing the significant challenges in the health market due to rising medical inflation. Starting in 2023, we implemented annual repricing actions, which have led to improved claims experience. Additionally, the introduction of a first in market claims-based pricing proposition, which offers both flexibility and protection for our clients, demonstrates our commitment to creating more resilient customer-centric solutions. Our dedicated Syariah entity launched a dynamic strategy specifically designed to address the underserved Muslim population. We are well positioned to meet the growing demands for Syariah solutions and support the growth of this community and economy. As a testament to our Syariah strategy, Prudential signed a new partnership with BSI, the largest Syariah bank in Indonesia by assets, in September 2024. This new partnership provides access to 20 million customers, for whom we will develop and deliver new Syariah-compliant solutions. We are moving quickly to develop working relationships and activation plans as part of this partnership. We expect it to be an important key growth engine for the future of this business with sales volumes developing during 2026. Financial performance Overall APE sales fell 2 per cent compared with the prior year. We saw strong sales performance in the agency channel during the second half of the year and growth in the bancassurance channel throughout the year. In the first half of 2024, our agency business encountered several short-term challenges, particularly in the health sector, leading to a sales lag. However, the second half of the year saw a substantial recovery, with the number of active agents increasing 44 per cent, agency APE sales increasing by 91 per cent all compared to the first half of the year. This strong performance is also evident when compared with the same period last year, with APE sales growing by 19 per cent year on year. As a result, agency productivity increased by 21 per cent in 2024. APE sales through the bancassurance channel grew by 43 per cent. This performance is driven by strong sales of investment-linked products, the launch of revamped traditional endowment products, and UOB's acquisition and integration of Citibank's Indonesian operations. As a result, this channel’s market share rose considerably and is now within the top ten bancassurance players. Prudential Indonesia is also focused on creating value through improving efficiency. We are implementing operational transformation to enhance our process and controls as well as servicing capability for both customers and the sales force. This includes the expected deployment of PRUServices, our enhanced digital services platform, with a view to enhancing customer loyalty. Additionally, we are intensifying efforts in new customer acquisition by diversifying customer propositions and implementing leads management capabilities, utilising PRUForce, our agency digital platform. The profit after tax for our business in Indonesia was $181 million (2023: $156 million on an AER basis). The adjusted operating profit for our business in Indonesia increased by 26 per cent to $268 million in 2024 (21 per cent on an AER basis), as operating performance moved closer to expectations leading to an improvement in experience variances. Profit before shareholder tax increased by $29 million ($22 million on an AER basis) with the increase in adjusted operating profit described above partially offset by the adverse effect of higher interest rates on bond values and insurance liabilities (to the extent these are recognised in the income statement rather than the CSM). The effective shareholder tax rate on profit before tax was 18 per cent in 2024 compared with 22 per cent in 2023. The lower effective tax rate was principally due to higher levels of certain categories of investment income subject to tax at rates lower than the standard rate. 44

Mainland China - CITIC Prudential Life Actual exchange rate Constant exchange rate Actual exchange rate 2024 $m 2023 $m Change 2023 $m Change 2022 $m APE sales 464 534 (13) % 525 (12) % 884 Profit (loss) before shareholder tax/after tax* 159 (577) n/a (568) n/a (345) Adjusted operating profit 363 368 (1) % 362 – % 271 Amounts included in the table above represent the Group's 50 per cent share * As described below, the tax related to life joint ventures and associate including that of CPL is allocated to the 'Growth Markets and Other' segment Prudential’s life business in Mainland China , CITIC Prudential Life (CPL), is a 50/50 joint venture with CITIC, a leading Chinese state-owned conglomerate. It benefits from the strong brands of both shareholders with a multi-distribution platform offering a diverse set of products to meet customers' needs. CPL will celebrate its 25th year of operation in 2025 and operates with an extensive footprint across 23 branches covering 102 cities. In Mainland China, CPL is focused on the affluent and advanced affluent segments of the market where individuals typically have more resilient personal income levels, which are still significantly underpenetrated. CPL has a high-quality agency force as well as an extensive network of 62 bancassurance partners with access to over 5,200 branches across Mainland China. We expect that the changes in bancassurance regulations will provide CPL with further opportunities to grow its bank channel in particular. The broad reach of its banking partners and the focus of its agency business capabilities in the affluent and advanced affluent segments means that CPL is able to access the portion of the population that is likely to generate quality new business growth as consumer sentiment recovers. We expect that this growth will be largely in the form of health and protection, long-term policyholder participating savings products and pensions. In 2024, our business in Mainland China has adapted its business model and operations to a number of new regulatory requirements, including transitioning to new capital rules, as well as to the downward trends in interest rates. CPL's focus is on delivering high-quality new business as we actively rebalance our product mix while maintaining prudent risk management. We have continued to target agent recruitment, as well as improving penetration of our bank partners’ customer bases. As previously announced, Prudential has made a further RMB 1.25 billion ($174 million) cash contribution to increase the capital of CPL, with its joint venture partner contributing an equal amount. CPL’s 2024 local comprehensive solvency ratio, assuming the second capital contribution had occurred at the end of the year, would be 258 per cent, well in excess of regulatory requirements. The business continues to focus on quality growth whilst prudently managing risk given the continuing low interest rate environment in Mainland China. The Group manages the risk of its net investment position through holding derivatives to mitigate the effect of a further decrease in interest rates. While we remain cautious about the momentum for the business in 2025, we believe that, after the changes the business is making, for example in terms of products, we will be well placed to take advantage of improving macroeconomic conditions and customer confidence as they develop. Financial performance CPL has shifted its product mix by pivoting towards higher margin annuity and longer premium payment-term participating business, while continuing to comply with the effects of the 2023 regulatory guidance on expense control for the bancassurance channel. In addition, consistent with the rest of the industry, a series of re-pricing actions were implemented over the year mainly due to falling bond yields. While these market factors contributed to an overall fall in APE sales of (12) per cent, within this, we saw growth from the business's renewed focus on participating and health and protection products with their contribution to total APE sales increasing by 10 percentage points and five percentage points, respectively, compared with the prior year. In the bancassurance channel and other channels, CPL has shifted to higher value, less capital intensive business that is more resilient to the current economic environment. While bancassurance APE sales for 2024 were lower than the prior year, momentum noticeably improved in the second half of 2024, as CPL and its bank partners gradually adapted to the regulatory guidance on expense control for the bancassurance channel implemented in late 2023. As a result APE sales for the second half of 2024 increased by 20 per cent compared with the same period in the prior year. Agency business saw a (24) per cent decline in APE sales, which were impacted by product regulatory changes that had boosted sales in 2023. Sales across the year were weaker as the effect of the product shift away from interest-rate-based savings products took effect. Management continues to focus on shifting the product mix in agency towards higher value products, with APE sales of participating products growing year on year. Given that Mainland China is accounted for on the equity method, there is no amount related to Mainland China in the Group’s tax charge in the income statement. Management’s focus is on analysing the profit before shareholder tax (to be consistent with its review of other segments) and hence, on the segmental analysis basis, the tax related to life joint ventures and associate including that of Mainland China is allocated to the ‘Growth markets and other’ segment. The segmental profit for the year was $159 million compared to a loss of $(577) million in 2023 ($(568) million on an AER basis), largely as a result of improved equity returns and longer asset duration in 2024 contributing to a reduction in the level of short-term market driven fluctuations. Excluding short-term market effects, the adjusted operating profit before tax for CPL was $363 million, broadly flat in comparison to the prior year. Growth was constrained as lower amounts were added to CSM from new business given the challenging sales environment in recent periods. CPL is accounted for as a joint venture in the Group accounts. Hence the Group's balance sheet includes a single line of $0.9 billion being the Group's share of CPL's shareholders' equity. This represents 5 per cent of the Group's shareholders' equity. 45

Malaysia Actual exchange rate Constant exchange rate Actual exchange rate 2024 $m 2023 $m Change 2023 $m Change 2022 $m APE sales 406 384 6% 383 6% 359 Profit before shareholder tax 380 320 19% 322 18% 236 Profit after tax 296 257 15% 256 16% 178 Adjusted operating profit 338 305 11% 304 11% 340 In 2024, we celebrated 100 years of our Malaysian operations. Today, we are a leading life insurer in the conventional market and the largest Takaful operator1 making Prudential one of the largest life insurance providers in the country1 .. In 2024, we increased our market share and outgrew the industry, based on relevant Malaysia market metrics, despite a challenging environment by developing new solutions to meet our customers’ health and savings needs, while taking proactive actions to manage our medical book amid high medical inflation. In Malaysia, our diversified distribution network includes our premier agency force and our bank partnerships with Standard Chartered Bank, UOB and Bank Simpanan Nasional. In July, we launched our pioneering claims-based pricing proposition, aimed at managing the rising medical inflation while improving health outcomes for our customers. We also launched a first-in-market gender-specific critical illness proposition to address the different protection needs of our customers. These customer-centric innovations led to our operations being honoured at the Insurance Asia Awards 2024 and being named ‘International Life Insurer of the Year – Malaysia’ and ‘New Takaful Insurance Product of the Year’. The health market in Malaysia has continued to face rising medical costs, driven by escalating medical treatment costs and increased incidences of hospitalisation. We are leading the market in responding to this environment. We were the first to introduce a rigorous and consistent repricing programme while seeking to mitigate the impact on customers by addressing the underlying causes of the increase in expense. For example, we have partnered with Google Cloud on the pilot launch of MedLM, a generative AI fine tuned for the healthcare industry, to improve the accuracy and efficiency of managing medical insurance claims. These actions seek to protect customer value and the value of our medical portfolio amid high medical inflation. Our health strategy has positioned us to respond swiftly to the recent announcement by Bank Negara Malaysia on the new medical repricing guidelines to cap premium increases. Our capabilities, as highlighted above, provide resiliency and a competitive advantage for us as we address this challenging environment. In July 2024, the Federal Court of Malaysia overturned the previous rulings of the High Court and the Court of Appeal in Prudential's favour in an ongoing series of litigation with a minority partner. The Group has continued to consolidate its Malaysian conventional life subsidiary and the decision has no impact on the business at an operational level. The metrics in the segment table above reflect the fully consolidated results (i.e. before non-controlling interest impacts) of the conventional life business subsidiary (Prudential Assurance Malaysia Berhad or PAMB) and 49 per cent of the Takaful joint venture. Prudential owns 51 per cent of the ordinary shares of the holding company of PAMB and a 49 per cent share in the Takaful joint venture. Financial performance Overall APE sales increased by 6 per cent to $406 million on a constant exchange rate basis. Agency APE sales declined by (2) per cent in 2024, given the initial impact of the repricing actions referred to above. We saw significantly improved momentum in the second half of 2024, with APE sales in that period 32 per cent higher than the first half. Our Million Dollar Round Table (MDRT) qualifiers grew 9 per cent as we continue to focus on building professional agencies supported by high adoption of our digital tools PRUForce and PRULeads. We expect to see the benefits of our management actions in both the quality and affordability of health products sold in Malaysia during 2025. The agency industry as a whole faced multiple challenges in 2024 ranging from a shrinking recruitment pool to a persistent increase in medical inflation affecting premium rates. We continued to intensify our efforts to attract quality new agents by revamping our recruitment proposition and using social media platforms for targeting talent. We have launched a comprehensive training programme to equip our agents with the necessary knowledge and tools to effectively engage our customers. APE sales through the bancassurance channel grew 12 per cent, driven by higher sales through Standard Chartered, as a result of our consistent focus on driving incremental protection business, and increased customer penetration in Bank Simpanan Nasional in Takaful. The profit after tax for our business in Malaysia increased to $296 million in 2024 from $259 million in 2023 ($257 million on an AER basis). The adjusted operating profit for our business in Malaysia increased from $305 million (actual exchange rate) to $338 million, primarily driven by a higher net investment result due to the increase in the underlying investment funds and an improved asset mix. Profit before shareholder tax increased by $58 million ($60 million on an AER basis) reflecting, in part, positive equity investment performance in the year. The effective shareholder tax rate on profit before tax was 22 per cent in 2024 compared with 20 per cent in 2023. The higher rate primarily reflects the impact from favourable prior year adjustments in 2023 not present in 2024. 46

Singapore Actual exchange rate Constant exchange rate Actual exchange rate 2024 $m 2023 $m Change 2023 $m Change 2022 $m APE sales 870 787 11% 791 10% 770 Profit (loss) before shareholder tax 659 607 9% 610 8% (19) Profit (loss) after tax 566 512 11% 515 10% (7) Adjusted operating profit 693 584 19% 587 18% 570 In Singapore, we are one of the market leaders in health and protection, savings and investment-linked plans1 .. We have been serving the financial needs of Singapore residents for more than 90 years, delivering a suite of product offerings and professional advice through our network of agents and financial advisers and our bank partners. Through our two strategic partners, UOB and Standard Chartered Bank, we gain access to the retail, commercial banking and high-net-worth customer base of two established banks in Singapore. We remain focused on our customers and seek to address their needs across the different stages in their lives. In the affluent segment, we offer comprehensive health and retirement solutions. We are one of the key players in the integrated Shield market (private health insurance coverage that integrates with the national MediShield Life scheme) and continue to explore innovative partnerships with healthcare and technology providers to enhance our offerings. For the younger generation, we continually improve our investment-linked propositions and expand options for ESG-themed investments for customers. In Prudential Financial Adviser (PFA), our financial advisory firm, which was set up in 2023, our advisory force grew over 90 per cent to 1,020 members at end of 2024. PFA offers holistic financial advisory services, including general insurance and wealth solutions, in addition to Prudential’s core solutions in whole and term life, health and protection, savings, retirement and employee benefits. We received external recognition by winning No.1 Insurer The Straits Times Singapore's Best Customer Service 2024/25 survey for the second year in a row. Financial performance In 2024, we rebounded strongly from the previous year, achieving solid growth in sales and new customers as the Singapore economy continued to improve. APE sales increased by 10 per cent over 2023. Individual health and protection APE sales mix has remained stable, while there has been an increase in the proportion of APE sales that are investment-linked policies. Responding to market interest, we refreshed our unit-linked proposition in 2024 and will continue to improve and expand our offerings in 2025. We also launched our Index Universal Life solutions to extend our legacy planning solution to the high-net-worth space. The product has seen robust sales, particularly in the second half of 2024, driving a 30 per cent increase in single premium sales in the bancassurance channel over last year. Shield APE sales grew 5 per cent over last year. We remain disciplined in managing the profitability of the portfolio and continue to pursue innovative product features and value-added services. At the end of 2024, our agency force and financial advisers stood at over 5,400. Our number of eligible agency MDRT members remained stable at over 25 per cent of total agents in 2024. We continue to drive quality recruitment through attractive programmes such as PruApprentice, which provides university graduates opportunities to establish a career in the financial sector through exposure to both agency and corporate settings. The profit after tax for our Singapore business was $566 million compared with $512 million in 2023 on an actual exchange rate basis. Adjusted operating profit for our business in Singapore increased by 18 per cent to $693 million (19 per cent on an AER basis), following underlying growth in the CSM from new business and improvements in the level of future profit expected given operating actions and performance in the period. Profit before shareholder tax increased by $49 million ($52 million on an AER basis) reflecting the uplift to adjusted operating profit described above being largely offset by the negative impact from higher interest rates in the year. These increases reduce the present value of future expected protection profits (recognised as an asset on the balance sheet) and the value of bonds backing shareholders' equity. The effective shareholder tax rate on profit before tax was 14 per cent in 2024 compared with 16 per cent in 2023. The lower effective tax rate was principally due to higher levels of certain categories of investment income which are either tax exempt or subject to tax at rates lower than the standard rate. 47

Growth markets and other Actual exchange rate Constant exchange rate Actual exchange rate 2024 $m 2023 $m Change 2023 $m Change 2022 $m APE sales 2,137 1,928 11% 1,850 16% 1,611 Profit before shareholder tax 655 875 (25) % 840 (22) % 521 Profit after tax 503 775 (35) % 747 (33) % 314 Adjusted operating profit 688 746 (8) % 713 (4) % 728 Our growth markets and other segment incorporates our life businesses in Thailand, Vietnam, the Philippines, Cambodia, Laos and Myanmar in the ASEAN region, as well as those in India, Taiwan and Africa. In 2024 our growth markets and other segment saw APE sales grew 16 per cent to $2,137 million. The profit after tax and adjusted operating profit for the 'Growth markets and other' segment includes the tax charge on the profits/losses for the three life joint ventures and associates in Mainland China, India and Malaysia (Takaful business), respectively. The overall tax benefit for these entities from large investment losses seen in 2023 has not been repeated given the more muted short-term market effects in 2024. Accordingly, profit after tax for the segment fell by (33) per cent to $503 million in 2024 (35 per cent on an AER basis). The adjusted operating profit for Growth markets and other was down (4) per cent to $688 million ((8) per cent on an AER basis), with higher adjusted operating profit in Taiwan following recent business growth being more than offset by lower profits in Vietnam following a fall in the CSM balance from lower levels of new business and adverse persistency and economics. A detailed discussion of new business performance by key businesses is presented below. Thailand In Thailand, we continue to focus on our bancassurance channel complemented by other distribution channels including digital, agency, direct marketing and brokerage. Our bancassurance channel continues to perform strongly, delivering APE sales growth of 29 per cent compared with the prior year. This is supported by a successful onboarding of the CIMB bancassurance partnership. We retained our top three position in bancassurance sales in the market. Overall APE sales increased by 27 per cent to $308 million, driven by the introduction of a number of new products, including a newly launched version of our Global Index Linked savings product. This product targets the needs of affluent clients that are seeking to grow their wealth to achieve their life goals and plan for their retirement. Vietnam Prudential is one of the leading life insurance companies in Vietnam, which has the third-largest population in ASEAN, and operates with diversified distribution strategy across multiple channels. APE sales declined (35) per cent to $121 million, against an overall market decline of (14) per cent, with the market continuing to face disruption including recent and ongoing regulatory change. We continue to focus on quality customer outcomes with industry-leading quality standards, compliant with, or more stringent than, the new Insurance Business Law. While disruption is expected over the short term, we believe the market will regain its growth momentum as customer confidence is restored. There remains significant opportunity to meet the structural demand for savings and protection solutions due to low market penetration and a significant protection gap. APE sales through the agency channel declined (26) per cent, reflecting headwinds from weak consumer sentiment. We have a sizeable professional agency force in Vietnam with high level of agents qualifying for MDRT status in 2024. We continue to invest in our agency force to support our long-term quality growth ambitions and to professionalise it further through training and development. Regulatory actions aimed at addressing weak consumer confidence in the industry meant we continued to face challenges in the bancassurance market in 2024. APE sales declined (52) per cent in 2024. We are working closely with our Vietnam bank partners to drive quality sales that address customer needs through training and better processes and continue to see the opportunity to increase penetration rates in our strategic bank partners. Our partners include an exclusive partnership with Vietnam International Bank, and we recently added HSBC as a partner with a focus on targeting customers in the urban wealth segment. Sales momentum improved in the second half relative to the first, assisted by our support to bank partners to increase the penetration of target quality segments. Long term we see Vietnam as a market with substantial potential. The Philippines We have a top three market position in the Philippines with 15 per cent market share by weighted new business premium, based on the latest available market data. This reflects the core strength of our leading agency force, which is the largest in the market, and our extensive range of propositions to meet our customers’ savings and protection needs. APE sales of $164 million were (4) per cent lower than the prior year, largely due to strong competition for our quality agents. We saw an agency headcount reduction in the first half of 2024, and we have responded strongly by taking steps to retain and recruit quality new talent and increase agent productivity. These efforts resulted in a 16 per cent increase in APE sales during second half of 2024 against the prior year, including record sales in the final quarter. Notably sales quality has remained high, with the individual health and protection mix at 24 per cent of APE sales, and regular premium business accounting for over 95 per cent of business written. Going forwards, we will continue to strengthen our distribution network through onboarding and nurturing high-quality agents, as well as continuing to promote a seamless customer experience through offering comprehensive solutions. India ICICI Prudential Life, of which we currently hold 22 per cent, is among the top-four private life insurance companies in India and is listed on the National Stock Exchange (NSE) and Bombay Stock Exchange (BSE) in India. ICICI Prudential Life has a well-diversified distribution network enabling the company to reach a wider cross-section of customers to drive growth. ICICI Prudential Life's diverse distribution network comprises more than 200,000 agents including the addition of 68,000 new agents in 2024 and 46 bank partnerships with access to more than 22,000 bank branches. 48

APE sales in India grew 20 per cent in 2024 to $276 million, driven by strong double-digit growth in both agency and bancassurance channels. We believe this shift in market dynamics is likely to persist in the near term. Through the ‘3C’ framework – Customer centricity, Competency and Catalyst, ICICI Prudential Life will continue to deliver sustainable new business profit by balancing business growth, profitability and risk and prudence. Taiwan Taiwan is the fifth-largest life insurance market in Asia1 , with a population of 24 million. Prudential is a leading insurance company in Taiwan among foreign players and increased APE market share to 8.0 per cent in 2024 compared to 7.6 per cent in 2023. Our business in Taiwan provides solutions for long-term savings and protection to our target market segments. During the year we have continued to broaden the distribution of our participating product suite. High-net-worth individuals remain a key customer segment for Prudential Taiwan with over 7,200 new customers acquired from this segment in 2024 (an increase of 34 per cent compared with 2023). In Taiwan, APE sales grew by 26 per cent to $1,092 million in 2024, through a diversified channel mix of bancassurance and brokerage. We delivered a strong performance through our local bank partners, supported by key product campaigns and initiatives. Our offering of tailored solutions to fulfil specific customer needs across saving, protection and medical and across different life stages and currencies has contributed to our growth. Africa Despite macroeconomic uncertainties and, in particular, high inflation, APE sales for Africa grew by 16 per cent to $146 million in 2024, with double-digit growth in both agency and bancassurance sales. In Africa, Prudential has an established agency force with over 530 agents who qualified for Million Dollar Round Table membership. In addition, Prudential Africa has added four new bank partners in the year, giving us access to nearly 1,600 bank branches in total. We expanded our Standard Chartered relationship to a further two countries completing the rollout to our core markets. We will continue to focus our investment and capital on large markets in which we see long-term attractive returns. In line with our strategy, we successfully acquired full ownership of Prudential Zenith Life Insurance Limited Nigeria in 2024. 49

Eastspring Actual exchange rate Constant exchange rate Average Exchange Rate 2024 2023 Change 2023 Change 2022 Total funds under management ($bn) 258.0 237.1 9% 229.5 12% 221.4 Fee margin based on operating income (bps) 30 31 (1) bps 31 (1) bps 29 Cost/income ratio (%) 52 53 1 ppts 53 1 ppts 55 Profit before shareholder tax ($m) 293 280 5% 277 6% 260 Profit after tax ($m) 264 254 4% 251 5% 234 Adjusted operating profit ($m) 304 280 9% 277 10% 260 Eastspring is the Group's asset management company. We are uniquely positioned with one of the widest footprints among asset management companies in Asia through our operations in 11 key markets. Eastspring has $258.0 billion funds under management or advice (referred collectively as funds under management or FUM) including $148.5 billion funds under management on behalf of the Prudential Group with the balance managed for external third parties. Investment performance: Delivering excellence for our clients Over the past year, we have seen 60 per cent of FUM outperform their benchmarks, a notable improvement from 44 per cent in 2023. On a three-year basis, 61 per cent of FUM outperformed their benchmark (2023: 50 per cent). This improvement can largely be attributed to the efforts of our investment teams. Notably, the Multi Asset Portfolio Solutions (MAPS) team implemented platform improvements and process enhancements in early 2024, leading to 95 per cent of MAPS portfolios outperforming their benchmark over one year. Our fixed income strategies continued to demonstrate consistent strong results while our equity strategies also improved. Delivering strong investment returns for clients is at the heart of everything we do. The arrival of a new Chief Investment Officer in mid-2024 has accelerated the development and execution of plans to further strengthen existing capabilities and develop new opportunities. This includes building one unified regional investment platform which has enabled us to nurture and draw on expertise and research from our teams across markets for better market insights and investment decision-making. Eastspring's investment expertise and performance have been well recognised with over 70 industry accolades in 2024, including 19 Lipper Fund awards, 13 Asset Benchmark Research accolades and eight Asia Asset Management Best of the Best awards. Client-first: Sharpen, focus and scale We continued to strengthen and deepen our relationships with third-party clients and with other Prudential Group businesses, providing them with advice through the most dynamic of environments. Our focus on clients has led to good success, particularly in our wholly-owned retail business, which achieved record net inflows of $2.9 billion. This marks our best performing year since 2015 for our wholly-owned retail business. Notably, our Japan, Thailand and Taiwan businesses delivered impressive net flows. While we saw strong gross flows across the organisation, our overall net flow was challenged by several one-off institutional outflows. The appointment of our new Chief Distribution Officer in March 2024 has greatly shaped our global distribution strategy, which drives our client-first approach. To ensure we remain attuned to our clients’ voices and needs, we conducted our first global NPS survey for third-party clients, which yielded promising results. We also introduced our High Conviction strategies, a selection of carefully curated regional products designed to meet clients’ investment goals and align with our current investment outlook. Stewardship and materiality: Through the Eastspring lens Our leadership extends to responsible investment and governance. Our proprietary ESG integration tool, the ESG Visualiser (ESGV), is now available across Eastspring’s investment teams. We have also deepened our climate strategy to seize investment opportunities and address the climate investing gap. This includes the development of an industry best-practice standard, the Eastspring-Prudential 'Framework for Investing in Climate Transition in the Capital Markets', endorsed by the Climate Bonds Initiative. Currently, we are creating solutions based on this framework using our particular insights as an asset manager that operates in Asia and Africa. Our efforts have been recognised by industry organisations, such as the Asia Investor Group for Climate Change (AIGCC). We have also been selected to co-chair the AIGCC Just Transition working group in 2025, further establishing us as thought leaders in climate investment. Joint venture growth initiatives As at 31 December 2024, Eastspring FUM includes $51.5 billion that represents our 49 per cent share in funds managed by ICICI Prudential Asset Management Company (IPAMC) in India and $11.5 billion that represents our 49 per cent share in funds managed by CITIC-Prudential Fund Management Company Limited (CPFMC) in China. In India, during 2024 IPAMC serviced more than 10 million customers across over 300 locations. It is the second largest asset manager by FUM with more than 12 per cent market share5 as at 31 December 2024. In the year to 31 December 2024, our 49 per cent share of the profit after tax reported by the business was $146 million, up 31 per cent year on year. Direct business customer numbers grew by over 35 per cent year on year to 4.2 million and constitute 30 per cent of IPAMC's overall customer base at 31 December 2024. In China, CPFMC strengthened its distribution capabilities. In addition to 76 new institutional clients, its retail client base exceeded 9.1 million customers, of which 1.38 million were newly acquired. Investment performance was strong in 2024, with 21 products receiving five-star ratings and 17 products ranking among the top 20 per cent in their respective investment categories. 50

Financial performance Actual exchange rate Constant exchange rate Actual Exchange Rate 2024 2023 Change 2023 Change 2022 $m* $m* % $m* % $m* External funds under management ($bn) 108.2 94.2 15 90.8 19 81.9 Funds managed on behalf of M&G plc ($bn) 1.2 1.9 (37) 1.8 (33) 9.3 External funds under management ($bn) 109.4 96.1 14 92.6 18 91.2 Internal funds under management ($bn) 115.4 110.0 5 106.9 8 104.1 Internal funds under advice ($bn) 33.2 31.0 7 30.0 11 26.1 Total internal funds under management or advice ($bn) 148.6 141.0 5 136.9 9 130.2 Total funds under management or advice ($bn) 258.0 237.1 9 229.5 12 221.4 Total external net flows† 6,499 4,054 n/a 3,993 n/a (1,586) Analysis of adjusted operating profit Retail operating income 414 353 17 348 19 319 Institutional operating income 333 347 (4) 345 (3) 341 Operating income before performance-related fees 747 700 7 693 8 660 Performance-related fees — (2) n/a (2) n/a 1 Operating income (net of commission) 747 698 7 691 8 661 Operating expense (385) (372) (3) (369) (4) (360) Group's share of tax on joint ventures' adjusted operating profit (58) (46) (26) (45) (29) (41) Adjusted operating profit 304 280 9 277 10 260 Adjusted operating profit after tax 275 254 8 251 10 234 Average funds managed by Eastspring 249.3 225.9 10 224.6 11 229.4 Fee margin based on operating income 30 bps 31 bps (1) bps 31 bps (1) bps 29 bps Cost/income ratio 52% 53% 1 ppts 53% 1 ppts 55% * Unless otherwise stated. † Excluding funds managed on behalf of M&G plc. Eastspring's total funds under management (FUM) increased by 9 per cent to $258.0 billion (31 December 2023: $237.1 billion on actual exchange rate basis), reflecting favourable market movements, and net inflows from third parties and the Group's life business. In 2024, there was a shift in overall asset mix from bonds and multi-assets to equity funds, while the overall assets remain well diversified across both clients and asset classes. Third-party net inflows (excluding money market funds and funds managed on behalf of M&G plc) were $6.5 billion (2023: $(4.1) billion) with net inflows into higher margin retail funds being partly offset by institutional net outflows. The expected redemption of funds managed on behalf of M&G plc has been completed with further net outflows of $(0.7) billion in 2024. Net inflows from Prudential’s life business were $5.2 billion, more than doubling that of the prior year (2023: $2.3 billion). The average FUM grew by 11 per cent, comparable with the 10 per cent growth in Eastspring’s adjusted operating profit. 2024's adjusted operating profit of $304 million includes a $22 million (2023: $22 million) net investment gain, reported within operating income before performance-related fees, on shareholders’ investments including seed capital. Excluding the gains on shareholders’ investments from both periods, operating profit was 11 per cent higher. There was an improvement in the cost/income ratio, as revenue growth outpaced a moderate increase in costs. Fee margin fell slightly from the prior year, due to margin compression in India given strong inflows and FUM growth. The effective shareholder tax rate on profits was 10 per cent in 2024, similar to the rate of 9 per cent in 2023. Notes (1) As reported at full year 2024 unless otherwise specified. Sources include formal (eg competitors results release, local regulators and insurance association) and informal (industry exchange) market share. Ranking based on new business (APE sales, weighted new business premium, retailed weighted received premium, full year premium or weighted first year premium) or gross written premium depending on availability of data. Hong Kong ranking based on APE sales. Rankings in the case of Mainland China, Taiwan and Myanmar are among foreign insurers, while for India they are among private companies. Markets based on eleven months ended November 2024: Thailand, nine months ended September 2024: Mainland China, Hong Kong, Malaysia, Uganda (Africa), three months ended March 2024: PPMZ (Africa), and full year 2023: Laos, Zambia (Africa), Ghana (Africa), Nigeria (Africa) and Kenya (Africa). (2) Source: The Guangdong-Hong Kong-Macao Greater Bay Area Development Office. (3) Source: Swiss Re Institute. (4) Compound annual growth rate for APE sales in 9-month period to 30 September 2024 from the 9-month period to 30 September 2022, compared with top-5 insurers in the market as at 30 September 2022. (5) Source: AMFI. 51

Definitions of performance metrics Adjusted operating profit Adjusted IFRS operating profit based on longer-term investment returns. This alternative performance measure is reconciled to IFRS profit for the year in note B1.1 of the IFRS financial results and a fuller definition given in note B1.2. Adjusted total comprehensive equity Adjusted total comprehensive equity represents the sum of Group IFRS shareholders’ equity and contractual service margin (CSM), net of reinsurance (unless attaching wholly to policyholders), non-controlling interests and tax. See note C3.1(b) and II(ii) of the Additional unaudited financial information for reconciliation to IFRS shareholders' equity. Annual premium equivalent (APE) sales A measure of new business activity that comprises the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the year for all insurance products. See note II(vi) of the Additional unaudited financial information for further explanation. Average monthly active agents An active agent is defined as an agent who sells at least one case with a Prudential life insurance entity in the month. Average active agents per month is expressed for each reporting period as the sum of active agents in each month divided by the number of months in the period. Basic earnings per share (EPS) based on adjusted operating profit Calculated as adjusted operating profit after tax, less non-controlling interests, divided by the weighted average number of ordinary shares outstanding during the year, excluding those held in employee share trusts, which are treated as cancelled. See note B4 to the consolidated financial statements for more detail and calculation, including the diluted version of this metric and reconciliation to basic earnings per share based on profit after tax. Basic earnings per share (EPS) based on IFRS profit after tax Calculated as profit after tax, divided by the weighted average number of ordinary shares outstanding during the year, excluding those held in employee share trusts, which are treated as cancelled. See note B4 to the consolidated financial statements for more detail and calculation including the diluted version of this. CSM release rate CSM release rate is defined as the release of CSM to the income statement in the period divided by the total of the closing CSM balance after adding back the release in the period and the effect of movements in exchange rates. For half-year reporting, the CSM release rate is annualised by multiplying the result by two. Customer numbers A customer is defined as a unique individual or entity who holds one or more policies, that has premiums paid, with a Prudential life insurance entity, including 100 per cent of customers of the Group's joint ventures and associate. Group business is a single customer for the purpose of this definition. Customer relationship net promoter score (rNPS) Net promoter score on overall strength of customer relationship, based on customers’ survey responses to how likely they would be to recommend Prudential. It measures the response on a scale of 0-10 where 9 or 10 are Promoters, 7 or 8 are Passives and 0-6 are Detractors. The score equates to the percentage of promoters less percentage of detractors. Our customer relationship NPS (rNPS) target relates to each market’s NPS performance versus their respective peers. Customer retention rate Calculated as the number of customers at the beginning of the period minus exits during the year (net of reinstatement) over the number of customers at the beginning of the period. Eastspring cost/income ratio The cost/income ratio is calculated as operating expenses, adjusted for commissions and share of contribution from joint ventures and associates, divided by operating income, adjusted for commission, share of contribution from joint ventures and associates and performance related fees. See note II(v) to the Additional unaudited financial information for calculation. Eastspring investment performance - percentage of funds under management outperforming benchmarks This measure represents funds under management at the balance sheet date held in funds that outperformed their performance benchmark as a percentage of total funds under management over the time period stated (one or three years). Total funds under management exclude funds with no performance benchmark. Eastspring total funds under management or advice Total funds under management or advice including external funds under management, money market funds, funds managed on behalf of M&G plc and internal funds under management or advice. Group funds under management/advice Represents all assets managed or administered by or on behalf of the Group, including those assets managed by third parties. Assets under management include managed assets that are included within the Group’s statement of financial position and those assets belonging to external clients outside the Prudential Group, which are therefore not included in the Group’s statement of financial position. 52

Group leverage ratio (Moody's basis) Leverage measure calculated as the Group gross debt, including commercial paper, as a proportion of the sum of IFRS shareholders’ equity, 50 per cent of the surplus in the Group’s with-profit funds, 50 per cent of the CSM and the Group's gross debt including commercial paper. GWS capital surplus over GPCR Estimated GWS capital resources in excess of the GPCR attributable to the shareholder business, before allowing for the 2024 second interim dividend. Prescribed capital requirements are set at the level at which the local regulator of a given entity can impose penalties, sanctions or intervention measures. The estimated GWS Group capital adequacy requirements require that total eligible Group capital resources are not less than the GPCR. Health products Health products comprise health and personal accident insurance products, which provide morbidity or sickness benefits and include health, disability, critical illness and accident coverage. These typically are annually renewable and would involve diagnosis and treatment from licensed physicians/medical facilities. Critical illness products paying lump sum benefits are not in scope. IFRS shareholders' equity per share IFRS shareholders’ equity per share is calculated as closing IFRS shareholders’ equity divided by the number of issued shares at the end of the period. See note II(iv) to the Additional unaudited financial information for calculation. Net cash remitted by business units Net cash amounts remitted by businesses are included in the holding company cash flow. This comprises dividends and other transfers from businesses, net of capital injections, that are reflective of earnings and capital generation. Net zero A state in which greenhouse gas emissions from activities in the value chain of an organisation are reduced as close to zero as possible, with any residual emissions balanced by removals from the atmosphere, in a time frame consistent with the Paris Agreement. Our ambition is that the assets we hold on behalf of our insurance companies will be net zero by 2050, as part of Prudential’s signatory requirements to the UN-convened Net Zero Asset Owner Alliance (NZAOA). Operating return on IFRS shareholders’ equity Calculated as Adjusted operating profit divided by the average IFRS shareholders’ equity. See note II(iii) in Additional unaudited financial information for the calculation. Penetration rate of strategic bank customer base Number of Prudential customers as percentage of total bank customers. The measure and target pertains to seven strategic bank partners (excluding partners of joint ventures and associates and partnerships in Cambodia and Laos). Shareholder GWS coverage ratio over GPCR (%) Estimated ratio of capital resources over GPCR attributable to the shareholder business, before allowing for the 2024 second interim dividend. Tier 1 capital resources Tier 1 capital in accordance with the classification of tiering capital under the GWS framework, which reflects the different local regulatory regimes along with guidance issued by the Hong Kong IA. Total investment assets Comprises total Group financial investments, investment property and Cash and Cash equivalents as recognised on the Consolidated statement of financial position. See note C1 to the consolidated financial statements for further detail. Total GWS coverage ratio over GPCR (%) Estimated ratio of capital resources over GPCR attributable to both the shareholder and policyholder business, before allowing for the 2024 second interim dividend. Transactional net promoter score (tNPS) Net promoter score based on feedback following an individual purchasing, servicing or claims transaction. Based on customers’ survey responses to how likely they would be to recommend Prudential. It measures the response on a scale of 0-10 where 9 or 10 are Promoters, 7 or 8 are Passives and 0-6 are Detractors. The score equates to the percentage of promoters less percentage of detractors. Weighted average carbon intensity (WACI) Reflects a portfolio’s exposure to carbon-intensive companies, expressed in tCO2e/$m revenue. The WACI is currently the market standard for measuring the carbon footprint of an investment portfolio, as described by global disclosure frameworks such as the Task Force on Climate-related Financial Disclosures (TCFD). 53

Risk review 1 Introduction Prudential’s Group Risk Framework, risk appetite and robust governance have enabled the business to manage and control its risk exposure throughout market volatility and uncertainty in 2024 to support the Group’s strategy of delivering sustainable value for all our stakeholders. As Prudential focuses on executing its strategy across Asia and Africa, the Group-wide Risk, Compliance and Security (RCS) function has continued to provide risk advice, recommendations and assurance. It also engages with Prudential’s Group-wide supervisor, the Hong Kong Insurance Authority (Hong Kong IA), on critical activities, while overseeing the risks and implications to the ongoing business with the goal of ensuring that the Group remains within its approved risk appetite. Our risk strategy places strong emphasis on thoughtful risk management as a core mission statement, outlining four essential strategic pillars covering stewardship, agile and robust risk management, effective systems of governance and compliance, and value-add mindset. This is also supported by three enablers including standardisation and simplifications of controls and processes, timely access to data and increased use of technology and analytics, and building capabilities at scale. The Group effectively leverages its risk management, compliance and security experience in more mature markets, applying it appropriately to its growth markets. The manner and extent of their application take into account their specific risks and the extent of their challenges under complex operating environments, and are reflective of opportunities, customer issues and needs, and local customs. Prudential will continue to take a holistic and coordinated approach in managing the increasingly dynamic, multifaceted and often interconnected risks facing its businesses. Below we explain how we manage risk, including through our risk governance framework and processes. We then describe the principal risks the Group faces, including how each principal risk is managed and mitigated, followed by a detailed description of the specific risk factors that may affect our business, the Group and our stakeholders. 2 Risk governance a System of governance Prudential has in place a system of governance that embeds clear ownership of risk, together with risk policies and standards to enable risks to be identified, measured and assessed, managed and controlled, and monitored and reported. The Group Risk Framework, owned by the Board, details Prudential’s risk governance, risk management processes and risk appetite. The Group’s risk governance arrangements are based on the ‘three lines’ model. The ‘first line’ is responsible for taking and managing risk within the risk appetite, while the ‘second line’ provides additional challenge, expertise and oversight to support risk and compliance management, and the ‘third line’ provides independent assurance on the design, effectiveness and implementation of the overall system of internal control. The Group-wide RCS function reviews, assesses, oversees and reports on the Group’s aggregate risk exposure and solvency position from an economic, regulatory compliance and credit ratings perspective. The level of Group governance and its appropriateness are reviewed regularly to promote individual accountability in decision-making and support the overall corporate governance framework to provide sound and prudent management and oversight of the Group’s business. The Group also regularly reviews the Group Risk Framework and supporting policies, to ensure that sustainability considerations, which form an integral part of the wider Group governance, are appropriately reflected in policies and processes and embedded within all business functions. b Group Risk Framework i. Risk governance and culture Prudential’s risk governance comprises the Board organisational structures, reporting relationships, delegation of authority, roles and responsibilities, and risk and compliance policies that have been established to enable business decision-making with respect to control activities and risk-related matters. The Risk Committee leads the risk governance structure, supported by independent Non-executive Directors on the risk committees of the Group’s material subsidiaries. The Risk Committee approves changes to the Group Risk Framework and the core risk and compliance policies that support it, and has direct lines of communication to, and reporting and oversight of the risk committees of, the Group’s material subsidiaries. The chief risk and compliance officers of the Group’s material subsidiaries and the regional chief executive officers of the Group’s Strategic Business Groups are also invited to the Group Executive Risk Committee, which serves as the advisory committee to the Group Chief Risk and Compliance Officer. The chief risk and compliance officers of the Group’s material subsidiaries also attend the Risk Committee meetings on a rotational basis. Risk culture is a strategic priority of the Board, which recognises its importance in the way the Group conducts business. The Group has a set of fundamental values, referred to as ‘The PruWay’, that serve as the Group’s guiding principles to ethical and authentic conduct, and apply equally to all members of Prudential and its affiliates. The PruWay defines how Prudential expects business to be conducted to achieve its strategic objectives, to build a culture of trust and transparency that allows our people to thrive, and to deliver sustainable value for all our stakeholders: customers, employees, shareholders and the communities in which we operate. The Board-level Sustainability Committee was established in 2024, replacing the Responsibility & Sustainability Working Group, to support the Board’s responsibilities on embedding the Group’s sustainability strategy, goals, and implementation of sound culture considerations in the ways we operate, as well as overseeing progress on environment, responsible investment, customer, culture, people and community matters. The Risk Committee’s previous oversight responsibilities for environmental and climate-related risk have been transferred to the Sustainability Committee. However, the Risk Committee continues to receive regular updates on key sustainability-related risk matters, such as regulatory and legislative developments related to environment and climate-related topics, and progress against the Group’s responsible investment commitments. 54

The Group Risk Framework and underlying policies support sound risk management practices by requiring a focus on customers, longer-term goals and sustainability, the avoidance of excessive risk taking, and highlighting acceptable and unacceptable behaviours. This is supported by the inclusion of risk and sustainability considerations in performance management and remuneration for key executives; the building of appropriate skills and capabilities in risk management; and ensuring that employees understand and care about their role in managing risks through open discussions, collaboration and engagement. The Risk Committee has a key role in providing advice to the Remuneration Committee on risk management considerations to be applied in respect of executive remuneration. Prudential’s Code of Conduct and Group Governance Manual, supported by the Group’s risk-related policies, are reviewed regularly. The Code of Conduct lays down the principles and guidelines that outline the ethical standards and responsibilities of the organisation and our people. Supporting policies include those related to regulatory compliance, anti-money laundering, sanctions, anti-bribery and corruption, counter fraud, conduct, conflicts of interest, confidential and proprietary information and securities dealing. The Group’s Third-Party Supply and Outsourcing Policy requires that human rights and modern slavery considerations be taken into account for material supplier arrangements. Procedures to allow individuals to speak out safely and anonymously against unethical behaviours and conduct violations are also in place. ii. The risk management cycle The Group Own Risk and Solvency Assessment (ORSA) is the ongoing process of identifying, measuring and assessing, managing and controlling, monitoring and reporting the risks to which the business is exposed. It includes an assessment of capital adequacy to ensure that the Group’s solvency needs are met at all times, as well as stress and scenario testing that also includes climate scenarios. Risk identification The Group performs a robust assessment and analysis of principal and emerging risk themes through the risk identification process, the Group ORSA report, and the risk assessments undertaken as part of the business planning review, including how they are managed and mitigated, which supports decision-making. Top-down and bottom-up processes are in place to support Group-wide identification of principal risks. The Group’s principal risks, which are reported and managed by the Group with enhanced focus, are reviewed and updated on a regular basis. An emerging risk identification framework also exists to support the Group’s preparations in managing financial and non-financial risks expected to crystallise beyond the business-planning horizon. The Group’s emerging risk identification process recognises the dynamic materiality of emerging risk themes, whereby the topics and the associated risks that are important to the Group and its respective key stakeholders can change over time, often very quickly. This is often seen for sustainability-related (including environmental, social and governance (ESG) and climate-related) and technology innovation-related (including machine learning and artificial intelligence (AI), data security, privacy and cyber resilience) risks, which can potentially impact the Group both financially and reputationally given evolving stakeholder expectations. The risk profile assessment is a key output from the risk identification and risk measurement processes and is used as a basis for setting Group-wide limits and assessment of management actions which could be taken to maintain a strong capital position and aid stakeholder value creation. Risk measurement and assessment All identified risks are assessed based on an appropriate methodology for that risk. Quantifiable risks which are material and mitigated by holding capital are modelled in the Group’s internal model, which is used to determine the Group Internal Economic Capital Assessment (GIECA) with robust processes and controls on model changes. The GIECA model and results are subject to independent validation. Risk management and control The Group’s control procedures and systems focus on aligning the levels of risk taking with the Group’s strategy and can only provide reasonable, not absolute, assurance against material misstatement or loss. The Group’s risk policies define the Group’s appetite for material risks and set out the risk management and control requirements to limit exposure. These policies also set out the processes to enable the measurement and management of these risks in a consistent and coherent way, including the flows of management information required. Stress and scenario testing is also in place to assess the robustness of capital adequacy and liquidity and the appropriateness of risk limits, as well as to support recovery planning. This includes reverse stress testing, which requires the Group to ascertain the point of business model failure and is another tool that helps to identify the key risks and scenarios that may have a material impact on the Group. The methods and risk management tools employed to mitigate each of the Group’s principal risks are detailed in section 3 below. Risk monitoring and reporting The Group’s principal risks are highlighted in the management information received by the Risk Committee and the Board, which also includes key exposures against appetite and developments in the Group’s principal and emerging risks. iii. Risk appetite, limits and triggers The Group aims to balance the interests of the broad spectrum of its stakeholders (including customers, investors, employees, regulators, communities and key business partners) and understands that a well-managed acceptance of risk lies at the heart of its business. The Group generates stakeholder value by selectively taking exposure to risks, mitigated to the extent it is cost effective to do so, and where these are an outcome of its chosen business activities and strategy. Those risks for which the Group has no tolerance are actively avoided. The Group’s systems, procedures and controls are designed to manage risk appropriately, and its approach to resilience and recovery aims to maintain the Group’s ability and flexibility to respond in times of stress. Qualitative and quantitative expressions of risk appetite are defined and operationalised through risk limits, triggers and indicators. The RCS function reviews the appropriateness of these measures at least annually. The Board approves changes to the Group’s aggregate risk appetite and the Risk Committee has delegated authority to approve changes to the system of limits, triggers and indicators. Group risk appetite is defined and monitored in aggregate by the setting of objectives for its capital requirements, liquidity and non-financial risk exposure, covering risks to stakeholders, including those from participating and third-party businesses. Group limits operate within these expressions of risk appetite to constrain material risks, while triggers and indicators provide additional defined points for escalation. The Risk Committee, supported by the RCS function, is responsible for reviewing the risks inherent in the Group’s business plan and for providing the Board with a view on the risk/reward trade-offs and the resulting impact to the Group’s aggregated position relative to Group risk appetite and limits, including non-financial risk considerations. 55

1. Capital requirements: Limits on capital requirements aim to ensure that, in both business-as-usual and stressed conditions, the Group maintains adequate capital in excess of internal economic capital requirements and regulatory capital requirements, achieves its desired target credit rating to meet its business objectives, and avoids the need for supervisory intervention. The two measures in use at the Group level are the GWS and GIECA capital requirements. 2. Liquidity: The objective of the Group’s liquidity risk appetite is to help ensure that appropriate cash resources are available to meet financial obligations as they fall due in both business-as-usual and stressed scenarios. This is measured using a liquidity coverage ratio, which considers the sources of liquidity against liquidity requirements under stress scenarios. 3. Non-financial risks: The Non-Financial Risk Appetite Framework is in place to identify, measure and assess, manage and control, monitor and report effectively on material non-financial risks across the business. The non-financial risk appetite is framed around the perspectives of its varied stakeholders, accounts for current and expected changes in the external environment, and provides limit and trigger appetite thresholds for non-financial risk categories across the Group’s locations. The Group accepts a degree of non-financial risk exposure as an outcome of its chosen business activities and strategy, and aims to manage these risks effectively to maintain its operational resilience, and its commitments to customers and all other stakeholders, and avoid material adverse financial loss or impact to its reputation. 56

3 The Group’s principal risks The delivery of the Group’s strategy in building long-term value for all our stakeholders inevitably requires the acceptance of certain risks. The materialisation of any of these risks within the Group or in its joint ventures, associates or key third-party partners may have a financial impact and may affect the performance of products or services or the fulfilment of commitments to customers and other stakeholders, with an adverse impact on Prudential’s brand and reputation. This section provides a high-level overview of the principal risks faced by the Group including the key tools used to manage and mitigate each risk. A detailed description of these and other risks is presented under the heading ‘Risk factors’ below. Risks to the Group’s financial position The global economic and geopolitical environment may impact the Group directly by affecting trends in financial markets and asset values, as well as driving short-term volatility. Risks in this category include the market risks to our investments and the credit quality of our investment portfolio, as well as liquidity risk. Global economic and geopolitical conditions Prudential operates in a macroeconomic and global financial market environment that continues to present significant uncertainties and potential challenges. This includes the risk of divergent and uncertain interest rate trajectories and the escalation of protectionist policies, which could put pressure on the creditworthiness of borrowers and growth prospects of businesses. Moreover, the relatively slower economic growth in Mainland China and concerns around its property sector, domestic private sector and customer demand, continue to place downward pressure on Mainland China’s interest rates. Mainland China, other countries and many other significant economic blocs could also face protectionist policies from the US which may lead to uncertain implications for global external trade conditions. Such uncertainties could also weigh on both the broader Asian region and the global economy’s growth outlook. A number of issuers within the Mainland China property sector and the US commercial real estate sector continued to experience a reduction in financial strength and flexibility, although the overall direct impact to the Group’s invested credit portfolio was immaterial due to our diversified investment strategy. The above factors, along with concerns over uneven global growth, will likely contribute to increased securities market volatility, particularly if recession risk materialises in some regions where Prudential operates. Conflicts, including Russia-Ukraine and Israel-Gaza, and geopolitical tensions, particularly from US-China relations and related tariffs, trade restrictions and enforcement actions, and resulting complexity and uncertainty, continued to impact on global and regional economic growth in 2024. Conflicts and escalating tensions may lead to further realignment and fragmentation risk within and between blocs and regions. Geopolitical events (including the impact of elections) will also continue to impact local domestic political and economic environments across Prudential’s markets. Macroeconomic and geopolitical developments are considered material to the Group and can potentially increase operational and business disruption and regulatory (including sanctions) and financial market risks, and have the potential to directly impact Prudential’s sales and distribution networks, as well as its reputation. The potential impacts to the Group are included in sections 1.1 and 1.2 of the Risk factors. Market risks to our investments (Audited) The value of Prudential’s direct investments is impacted by fluctuations in interest rates, equity and property prices, credit spreads, and foreign exchange rates. There is also potentially indirect impact through the value of the net equity of its joint ventures and associates. The Group’s direct exposure to inflation remains modest. Exposure mainly arises through an increase in medical claims obligations, driven by rising medical prices as well as potential impact on customers from an affordability perspective. Medical inflation risk as well as challenges for insurers linked to affordability and existing challenges in persistency are detailed in the Insurance risks section below. The Group has appetite for market risk where it arises from profit-generating insurance activities to the extent that the risk remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position. The Group’s market risks are managed and mitigated by the following: – The Group Market Risk Policy; – The Group Capital and Asset Liability Management (ALM) Committee and Group ALM Policy; – Changes in asset allocation, bonus revisions, repricing and the use of reinsurance where appropriate; – The Group Investment Committee and Group Investment Policy; – The Group Chief Investment Office, which is responsible for the formulation and execution of the company’s investment strategies; – Hedging using derivatives, including currency forwards and swaps, bond forwards/futures, interest rate futures and swaps, and equity futures; – The monitoring and oversight of market risks through the regular reporting of management information; – Regular deep dive assessments; and – The Group Crisis Management Procedure (GCMP), which defines specific governance to be invoked in the event of a crisis such as a significant market, liquidity or credit-related event, cyber incident or staff safety issue. This includes, where necessary, the convening of the Executive Crisis Group and the Group Crisis Management Team to oversee, coordinate and, where appropriate, direct management of the event. 57

Interest rate risk, including ALM Interest rate risk is driven by the impact of the valuation of Prudential’s assets (particularly government and corporate bonds) and liabilities, which are dependent on market interest rates. The Group’s risk exposure to rising interest rates arises from the potential impact to the present value of future fees for unit-linked businesses, such as in Singapore, Indonesia and Malaysia, as well as the impact to the present value of the future profits for accident and health products, such as in Hong Kong and Singapore. Exposure to higher interest rates also arises from the potential impact to the value of fixed income assets not attributed to policyholder liabilities, such as the assets in the shareholder funds. The Group’s risk exposure to lower/decreased interest rates arises from the guarantees of some non-unit-linked products with a savings component, including the Hong Kong, Singapore, Taiwan and Mainland China's participating and non-participating businesses. This exposure results from the potential for an asset and liability mismatch, where long-dated liabilities and guarantees are backed by short-dated assets. The Group Capital and ALM Committee is a management committee supporting the identification, assessment and management of key financial risks to the achievement of the Group’s business objectives. It oversees ALM, solvency and liquidity risks of the local businesses as well as the declaration and management of non-guaranteed benefits for participating and universal life businesses. Local business units are responsible for the management of their own asset and liability positions, with appropriate governance in place. The objective of the local business unit ALM process is to meet policyholder liabilities with the returns generated from the investment assets held, while maintaining the financial strength of capital and solvency positions. The ALM strategy adopted by the local business units considers the liability profile and related assumptions of in-force business and new products to appropriately manage investment risk within ALM risk appetite, under different scenarios in accordance with policyholders’ reasonable expectations, and economic and local regulatory requirements. Assessments are carried out on an economic basis which is consistent with the Group’s internal economic capital methodology. Factors such as local regulations, the availability of assets, currency, duration, and diversifications are considered as appropriate. The Group’s appetite for interest rate risk requires that assets and liabilities should be tightly matched for exposures where assets or derivatives exist that can cover these exposures. Interest rate risk is accepted where this cannot be hedged, provided that this arises from profitable products and to the extent that such interest rate risk exposure remains part of a balanced exposure to risks and is compatible with a robust solvency position. When asset and liability duration mismatch is not eliminated, it is monitored and managed through local risk and asset liability management committees and Group risk limits consistent with the Group’s appetite for interest rate risk. Equity and property investment risk The shareholder exposure to equity price movements arises from various sources, including from unit-linked products where fee income is linked to the market value of funds under management. Exposure also arises from participating businesses through potential fluctuations in the value of future shareholders’ profits and where bonuses declared are based broadly on historical and current rates of return from the businesses' investment portfolios, which include equities. The material exposures to equity risk in the Group’s businesses include Mainland China’s exposure to equity risk through investments in equity assets for most of its products, including participating and non-participating savings products and protection and unit-linked products. The Hong Kong and Singapore business contribute to the Group’s equity risk exposure due to the equity assets backing participating products. The Singapore, Indonesia and Malaysia businesses are also exposed to equity risk through their unit-linked products. The Group has limited acceptance for exposures to equity risk from non-participating products if it is not rewarded for taking the equity risk. The Group accepts equity exposure that arises from future fees (including shareholder transfers from the participating businesses) but limits its exposure to policyholder guarantees by hedging against equity movements and guarantees where it is considered economically optimal to do so. Where equity risk is accepted, it is explicitly defined by the strategic asset allocation, as well as monitored and managed through local risk and ALM committees. Overall exposure to equity risk from the participating businesses is also managed through Group risk limits consistent with the Group’s appetite for equity risk. Foreign exchange risk The geographical diversity of Prudential’s businesses means that it is exposed to the risk of foreign exchange rate fluctuations. Some entities within the Group write policies, invest in assets or enter into other transactions in local currencies or currencies not linked to the Group’s reporting/functional currency, the US dollar. Although this limits the effect of exchange rate movements on local operating results, it can lead to fluctuations in the Group’s US-dollar-reported financial statements. This risk is further detailed in section 1.6 of the Risk factors. The Group accepts the currency risk that emerges from profits retained locally to support the growth of the Group’s business and the translation risks from capital being held in the local currency of the business to meet local regulatory and market requirements. However, in cases where a surplus arising in an overseas operation supports Group capital or shareholders’ interest (ie remittances), this exposure is hedged if it is economically optimal to do so. The Group does not accept significant shareholder exposures to foreign exchange risks in currencies outside the local territory. Foreign exchange risk is managed by the Group Capital and ALM Committee through the implementation of asset allocation on funds which captures the exposure to non-locally-denominated assets. 58

Liquidity risk (Audited) Prudential’s liquidity risk arises from the need to have sufficient liquid assets to meet policyholder and third-party payments as they fall due, considered under both business-as-usual and stressed conditions. It includes the risk arising from funds composed of illiquid assets and results from a mismatch between the liquidity profile of assets and liabilities. Liquidity risk may impact market conditions and valuation of assets in a more uncertain way than other risks like interest rate or credit risk. It may arise, for example, where external capital is unavailable at sustainable cost, where derivatives transactions require a sudden significant need of liquid assets or cash to post as collateral to meet derivatives margin requirements, or where redemption requests are made against funds managed for external clients (both retail and institutional). Liquidity risk is considered material at the level of the Group. The Group has no appetite for any business to have insufficient resources to cover its outgoing cash flows, or for the Group as a whole to not meet cash flow requirements from its debt obligations under any plausible scenario. The Group has significant internal sources of liquidity sufficient to meet its expected cash requirements for at least 12 months from the date the financial statements are approved, without having to resort to external sources of funding. The Group has a total of $1.6 billion of undrawn committed facilities that can be made use of, expiring in 2029. Access to further liquidity is available through the debt capital markets and the Group’s extensive commercial paper programme. Prudential has maintained a consistent presence as an issuer in the market for the past decade. A number of risk management tools are used to manage and mitigate liquidity risk, including the following: – The Group’s Liquidity Risk Policy; – Regular assessment and reporting by the Group and business units of liquidity coverage ratios, which are calculated under both base case and stressed scenarios; – The Group’s Liquidity Risk Management Plan; – The Group’s Collateral Management Standard; – The Group’s contingency plans and identified sources of liquidity; – The Group’s ability to access the money and debt capital markets; and – The Group’s access to external committed credit facilities. Credit risk (Audited) Credit risk is the potential for loss resulting from a borrower’s failure to meet its contractual debt obligation(s). Counterparty risk, a type of credit risk, is the probability that a counterparty defaults on its contractual obligation(s) causing the other counterparty to suffer a loss. These risks arise from the Group’s investments in bonds, reinsurance arrangements, derivative contracts with third parties, and its cash deposits with banks. Credit spread risk, another type of credit risk, arises when the interest rate/return on a loan or bond is disproportionately low compared with another investment with a lower risk of default. Invested credit and counterparty risks are considered material risks for the Group’s business units. The total debt securities at 31 December 2024 held by the Group’s operations were $73.8 billion (31 December 2023: $83.1 billion). The majority (84 per cent, 31 December 2023: 83 per cent) of the portfolio are investments either held in unit-linked funds or that support insurance products where policyholders participate in the returns of a specified pool of investments1 .. The gains or losses on these investments will largely be offset by movements in policyholder liabilities2 .. The remaining 16 per cent (31 December 2023: 17 per cent) of the debt portfolio (the ‘shareholder debt portfolio’) are investments where gains and losses broadly impact the income statement, albeit short-term market fluctuations are recorded outside of adjusted operating profit. – Group sovereign debt: Prudential invests in bonds issued by national governments. This sovereign debt holding within the shareholder debt portfolio represented 54 per cent or $6.3 billion3 of the total shareholder debt portfolio as at 31 December 2024 (31 December 2023: 55 per cent or $7.8 billion). The particular risks associated with holding sovereign debt are detailed further in the disclosures in the Risk factors. The total exposures held by the Group in sovereign debt securities at 31 December 2024 are given in note C1 of the consolidated financial statements. – Corporate debt portfolio6 : In the shareholder debt portfolio, corporate debt exposures totalled $4.9 billion of which $4.5 billion or 93 per cent were investment grade rated (31 December 2024: $5.8 billion of which $5.4 billion or 94 per cent were investment grade rated). – Financial sector debt exposure and counterparty credit risk: The financial sector, especially banks, represents a material concentration in the Group’s corporate debt portfolio which largely reflects the composition of the fixed income markets across the regions in which Prudential is invested. As such, exposure to the financial sector, particularly banks, is a key part of its core investments, considered to be a material risk for the Group, as well as being important for the hedging and other activities undertaken to manage its various financial risks. At 31 December 2024: – 93 per cent of the Group’s shareholder portfolio (excluding all government and government-related debt) is investment grade rated4 .. In particular, 57 per cent of the portfolio is rated4 A- and above (or equivalent); and – The Group’s shareholder portfolio is well diversified: no individual sector5 makes up more than 15 per cent of the total portfolio (excluding the financial and sovereign sectors). 59

The Group’s holdings across its life portfolios are mostly in local currency and with a largely domestic investor base. These portfolios are generally positioned towards high-quality names, including those with either government or considerable parent company balance sheet support. Areas which the Group is actively monitoring include ongoing developments in the global banking and property sectors, potential slowdown of global economic growth, heightened geopolitical tension and protectionism, inflation risks and monetary policy responses, along with Mainland China’s pace of economic growth and high indebtedness in African countries. The impacts of these closely monitored trends include potential for deterioration in the credit quality of the Group’s invested credit exposures, particularly due to rising funding costs and overall credit risks, and the extent of downward pressure on the fair value of the Group’s portfolios. The Group’s portfolio is generally well diversified in relation to individual counterparties, although counterparty concentration is monitored, particularly in local markets where depth (and therefore the liquidity of such investments) may be low. Acknowledging that we can never eliminate downgrade or default risks, the Group has appetite to accept credit risk to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position. This risk is further detailed in sections 1.4 and 1.5 of the Risk factors. The Group actively reviews its investment portfolio to maintain the robustness and resilience of the solvency position. A number of risk management tools are used to manage and mitigate credit and counterparty credit risk, including the following: – The Group Credit Risk Policy and the Group Dealing Controls Policy; – The Global Counterparty Limit Framework and concentration limits on large names; – Collateral arrangements for derivative, secured lending reverse repurchase and reinsurance transactions which aim to provide a high level of credit protection; and – The Group Executive Risk Committee, Group Risk Committee and Group Investment Committee’s oversight of credit and counterparty credit risk and sector and/or name-specific reviews. Exposure to the financial sector is considered a material risk for the Group. Counterparty credit risk exposures, arising from cash, derivatives and reinsurance activities, are managed using an array of risk management tools, including a comprehensive system of rating-based limits, a focus on prioritising investment grade banks and implementing collateral arrangements where feasible. Regarding reinsurance, the vast majority of our reinsurance exposures are to reinsurers rated A- or above, and where appropriate, collateral is taken to support the reinsurance exposure. Where necessary, Prudential mitigates the level of its counterparty credit risk by reducing its exposure, or seeking alternative instruments. The Group’s sustainability-related (including ESG and climate-related) risks Sustainability-related risks refer to (a) environmental, social or governance issues, trends or events that could have a financial or non-financial impact on the company, and/or (b) the company’s sustainability-focused activities, strategy and commitments that could have an external impact on the environment and wider society. Sustainability-related (including ESG and climate-related) risks Material and emerging risks associated with key sustainability themes may undermine the long-term success of a business by adversely impacting its financial and operational resilience, reputation and brand, and ability to attract and retain customers, investors, employees and distribution and other business partners, and therefore the results of its operations and delivery of its strategy and long-term financial success. Sustainability-related risks arise from the activities that support implementation of the Group’s strategy, which is centred on three key pillars (providing simple and accessible health and financial protection, responsible investment and creating a sustainable business) and increases the expectations of the Group’s stakeholders with regard to the Group’s potential external environmental and social impact. As custodians of stakeholder value for the long term, the Group seeks to manage sustainability-related risks and their potential impact on its business and stakeholders through transparent and consistent implementation of its strategy in its markets and across operational, underwriting and investment activities. It is enabled by strong internal governance, sound business practices and a responsible investment approach, with sustainability-related considerations integrated into investment processes and decisions, and the performance of fiduciary and stewardship duties, including via voting and active engagement decisions with respect to investee companies, as both an asset owner and an asset manager. Enhancing governance and controls around sustainability-related topics and external disclosures, internal knowledge sharing and capacity-building particularly for the boards of the local business units, establishing frameworks and governance for transition finance investments, preparation for the transition to the Hong Kong Stock Exchange and Singapore Exchange’s climate disclosure requirements, and continued progress towards the Group’s external climate-related commitments, remained priorities for the Group for 2024. The Group participates in networks, industry forums and working groups, such as the Net Zero Asset Owner Alliance (NZAOA), Principles for Responsible Investment (PRI) and CRO Forum, to further develop understanding and support action, consistent with the Group’s fiduciary responsibilities, in relation to sustainability risks and promoting a just and inclusive transition. The Group also actively engages with, responds and contributes to, discussions, consultations and information-gathering exercises with local regulators, international supervisory bodies and global industry standard setters. Potential regulatory compliance and litigation risks exist globally and across Asia, as sustainability-related topics remain high on the agenda of both local regulators and international supervisory bodies, including the Financial Conduct Authority, the International Association of Insurance Supervisors (IAIS), the Hong Kong Stock Exchange and Singapore Exchange, which published their climate disclosure requirements in 2024, and the European Securities and Market Authority and the Monetary Authority of Singapore, which published their further requirements with regards to the use of sustainability and ESG nomenclature in the labelling of investment products. Delivery of the Group’s Sustainability Strategy, including the decarbonisation commitments and the development of sustainable and inclusive offerings, heightens the risk of accusations of misleading or unsubstantiated representations to the extent of the environmental or societal impact of the Group’s activities and the sustainability features of new products (eg greenwashing), which subsequently increases the risk of potential litigation, regulatory action or reputational damage. Evolving and diverging approaches to sustainability efforts in various jurisdictions also create challenges in addressing conflicting requirements and expectations. Further details of the Group’s sustainability-related risks and regulations are included in sections 2.1 and 4.1 of the Risk factors. 60

The Group Risk Framework continues to be critically evaluated and updated where required to ensure both sustainability-related considerations and risks to the Group, including those arising from stakeholder expectations of the external impact of the Group’s activities, are appropriately captured. Consideration is given to a number of risk characteristics which sustainability-related risks may exhibit, but which are not generally recognised in more traditional risk management practices. These characteristics are reflected in the materiality assessment of sustainability-related risk themes, the decision on how to treat the risks associated with the themes, and the assessment and enhancement of existing controls or development of new controls where necessary. Whilst some material sustainability themes are reflected in the risk taxonomy as standalone risks, the risks associated with most sustainability topics are generally treated as thematic cross-cutting risks (eg climate-related risks). These are risk themes that can have significant interdependencies with and influence on, and can potentially amplify, the established risks. Risk management and mitigation of sustainability risks continues to be embedded within the Group Risk Framework and risk processes, including: – Recognition within the emerging risk identification and evaluation processes that emerging sustainability themes and the associated risks can potentially quickly change from immaterial to material (dynamic materiality); – The inclusion of ‘social and environmental responsibility’ as a strategic risk within the risk taxonomy to consider the potential risks arising from the external impact of the Group’s activities, recognising that the Group can both be impacted by sustainability issues and have an impact on these in the external world (double materiality); – Workshops and ongoing function-wide training on specific risk themes, including sustainability risk principles, greenwashing risk and the risks associated with delivery of the Group’s external responsible investment commitments; – Definition of appropriate (and longer) time horizons, including with respect to climate risk management, and the requirement to consider appropriate time horizons in risk-based decision-making; – Creating new (and amending existing) frameworks, policies, processes and standards as necessary to mitigate amplified risks and meet regulatory requirements, particularly those associated with product labelling and disclosures; and – Deep dives into emerging and increasingly material sustainability themes, including climate-related risks, and development of Board-level and broader Group-wide training. The Group publishes a Sustainability Report that sets out in more detail the Group's sustainability activities during the year. The Sustainability Report is available on the Group’s website. Risks from the nature of our business and our industry These include the Group’s non-financial risks such as operations processes, change management, third-party and outsourcing, customer conduct, regulatory compliance and legal, model, financial crime, and business continuity risks. With our increasing reliance on technology, information and cyber security, IT infrastructure, data and privacy risks remain areas of focus. Insurance risks and business concentration risks are also assumed by the Group in providing its products. Furthermore, there are risks associated with the oversight of the Group’s joint ventures and associates stemming from our operation in certain markets. Non-financial risks The complexity of Prudential, its activities and the extent of its transformation efforts from time to time creates a challenging operating environment and exposure to a variety of non-financial risks which are considered to be material at a Group level. The Group’s non-financial risks, which are not exhaustive and discussed further in section 3 of the Risk factors, are outlined below. Alongside the Non-Financial Risk Appetite Framework, associated risk policies and standards are in place that individually engage with specific non-financial risks which include subject matter expert-led processes that are designed to identify, assess, manage and control these risks, including: – Reviews of key non-financial risks and challenges within Group and business units' business plans during the annual planning cycle, to support business decisions; – Corporate insurance programmes to limit the financial impact of operational risks; – Oversight of risk management during the transformation life cycle, project prioritisation and the risks, interdependencies and possible conflicts arising from a large portfolio of transformation activities; – Screening and transaction monitoring systems for financial crime and a programme of compliance control monitoring reviews and regular risk assessments; – Internal and external review of cyber security capability and defences; – Regular updating and risk-based testing of crisis management, business continuity and disaster recovery plans; – Established processes to deliver the highest quality of service to fulfil customers’ needs and expectations; and – Active engagement in managing compliance obligations and monitoring regulatory developments and supervisory focus areas. 61

Operations processes risk

Operations processes risk is the risk of failure to adequately or accurately process different types of operational transactions, including customer servicing and asset and investment management operations. Due to human error, among other reasons, operations and process control incidents do occur from time to time and no system or process can entirely prevent occurrence.

The Group aims to manage the risk effectively by maintaining operational resilience and honouring commitments to customers and other stakeholders, whilst avoiding material adverse financial loss or impact on its reputation. Further detail on the risks to the Group arising from system issues or control gaps is included in sections 3.1 and 3.3 in the Risk factors.

Change management risk

Change management risk remains a material risk for Prudential, with a number of significant change programmes underway which, if not delivered and executed effectively with adequate and capable resources to defined timelines, scope and cost, may negatively impact its operational capability, control environment, employees, reputation and ability to deliver its strategy and maintain market competitiveness. The current portfolio of transformation and significant change programmes includes: (i) delivering the Group’s business strategy together with supporting operating model changes; (ii) the implementation and embedding of large-scale regulatory/industry changes; (iii) the expansion of the Group’s digital capabilities and use of technology, platforms and analytics; and (iv) improvement of business efficiencies and operations across the Group. Further detail on the risks to the Group associated with large-scale transformation and complex strategic initiatives is included in section 3.1 of the Risk factors.

The Group aims to ensure that, for both transformation and strategic initiatives, strong programme governance is in place with embedded risk expertise to achieve ongoing and nimble risk oversight, with regular risk monitoring and reporting to risk committees. The Group’s Transformation Standards are in place alongside the Group’s existing risk policies and frameworks with the aim to ensure appropriate governance and controls to mitigate these risks. Governance forums are established to oversee the implementation and risk management of the transformation from various dimensions such as customer-centricity, strategic, financial, operational (including digital platforms) and risk management. In addition, Prudential is continuously enhancing strategic capabilities through internal talent development and talent acquisition. Developing a workforce that remains engaged through change and provides adequate resources for our people to manage change, connect, grow and succeed is one of the priorities for the company.

Third-party and outsourcing management risk

The Group has a number of important third-party relationships, with both market counterparties and outsourcing partners, including distribution, technology and ecosystem providers, in addition to the Group’s intra-company arrangements. The Group maintains material strategic partnerships and bancassurance arrangements, which create a reliance on the operational resilience and performance of outsourcing and business partners. This risk is explored in more depth in section 3.3 of the Risk factors.

The Group Third-Party Supply and Outsourcing Policy outlines the Group’s requirements for managing third-party risk, which includes material outsourcing arrangements, that is aligned to the Hong Kong IA’s GWS Framework. In addition, the Group Third-Party Risk Oversight Policy is embedded within business units who are responsible for overseeing its implementation, with compliance achieved through a comprehensive programme that includes risk assessment, risk-based assurance, internal audit activity and monitoring. These measures collectively ensure that appropriate contract performance and risk mitigation measures are in place for our third-party relationships.

Information and cyber security, IT infrastructure, data and privacy risks

Risks related to malicious attacks on Prudential systems or third-parties, service disruption, exfiltration of data, loss of data integrity and the impact on the privacy of our data remain prevalent, owing to the accessibility of attacking tools available to potential adversaries, and increasing advancement of technology such as generative AI. Regulatory expectations of cyber security and data protection controls are becoming increasingly complex as the Group continues to develop and expand digital services and products. Reliance on third-party service providers and business partners is also increasing. Further detail on the risks to the Group associated with operating in high-risk markets is included in sections 3.4 and 3.5 of the Risk factors.

Consistent with the system of governance set out in section 2 above, Prudential follows a ‘three lines’ model for managing technology-related risks, with a resiliency enhancement programme in progress to further strengthen our capabilities in managing disruptions or failures on system platforms serving our customers. Group Technology, the first line, is primarily responsible for risk identification, assessment, mitigation, monitoring and reporting. Group Technology Risk Management, the second line, provides advisory, assurance and oversight of the risk domains. A number of risk management tools are in place including: key risk indicators covering key technology risk areas; annual risk assessment to identify specific risks, priorities and focus areas; and deep-dive reviews on different technology domains to provide assurance of controls. In addition, the Group Technology Risk Committee is a sub-committee of the Group Executive Risk Committee, which oversees the effectiveness of technology risk management including information security and privacy across the Group. GwIA, the third line, provides independent assessment of control effectiveness and management awareness for both the first and second lines, with a comprehensive audit plan across all risk domains, including cyber security. Cyber and privacy risks are reported regularly to the Risk Committee by the Chief Technology Risk Officer. In addition, the Risk Committee and Audit Committee receive more detailed briefings from the Chief Technology Officer. Both the Chief Technology Risk Officer and Chief Technology Officer are experienced professionals, each with more than 20 years of experience in information technology and cyber security. Further, the Group Executive Committee (GEC) participates in annual cyber tabletop exercises and risk workshops to ensure members are well equipped to respond to a cyber or information security incident and fully understand the latest threats and regulatory expectations.

The Group formally launched the Global Integrated Command Centre in Kuala Lumpur, Malaysia in November 2024. This state-of-the art centre provides Group-wide monitoring, detection and incident management capabilities to enhance Prudential’s technology and cyber security resilience, and utilises AI-based tools to enhance detection of and response to infrastructure and application stability issues.

The Group has developed data minimisation and ‘privacy-by-design’ principles, where data should only be collected and used for its intended purpose and is not retained longer than necessary. The handling of sensitive data is governed by policies such as the Group Information Security Policy, the Group Privacy Policy, and the Group Data Governance Policy, each aligned to applicable laws and regulations. These policies, together with our third-party risk management practices, aim to ensure privacy and system availability are maintained for Prudential and its third-party service providers.

AI advancements are shaping the present and future of the insurance industry. Our goal is to remain at the forefront by providing services that are technologically advanced, ethically sound, and socially responsible. With our customers at the core of our operations, we apply our AI Ethics Principles in everything we do. These principles apply to both our own and third-party solutions, ensuring that every AI system and innovation is thoroughly evaluated via appropriate governance channels for ethical considerations and that associated risks are well managed. Employees are regularly reminded of the paramount importance of these AI ethics across all markets, while we engage in ongoing dialogues and cooperative initiatives with our regulators. Prudential’s AI governance and ethics principles are available at https://www.prudentialplc.com/en/site-services/ai-statement

We continue to observe a rise in malware and ransomware threats and the Group continues to maintain and, where appropriate, enhance defences to protect its systems from cyber security attacks. Prudential has adopted a holistic risk management approach, designed to prevent and disrupt attacks against the Group and to aid recovery, should an attack occur. Other defences include but are not limited to: distributed denial of services (DDoS) protection for Group websites, AI-based endpoint security software, continuous security monitoring, network-based intrusion detection, and employee training and awareness campaigns.

In addition, the Group recognises the evolving threat of AI-generated deepfakes and other sophisticated social engineering tactics targeting corporate activities. As part of our broader cyber resilience strategy, we are enhancing awareness efforts, strengthening detective controls, and bolstering incident response capabilities. While deepfake detection technologies are still maturing, we continue to monitor advancements and collaborate with industry partners to assess and integrate emerging solutions as they become enterprise-ready.

The Group tests the effectiveness of cyber security and privacy controls via a dedicated ‘red team’ to identify potential vulnerabilities, and engages and rotates external expert vendors to perform adversarial testing on our systems. In addition, we engage external consultants to assess and benchmark the maturity of Prudential’s cyber, information security and privacy controls.

A private ‘Bug Bounty’ programme invites external security practitioners to identify and report security issues and vulnerabilities, supported by a Vulnerability Disclosure Programme that allows independent security researchers to report security issues and vulnerabilities via the Prudential websites.

The Group has subscribed to services from independent security consultants to monitor our external security posture on an ongoing basis. Whilst the cyber threat landscape has continued to elevate due to ransomware and supply chain compromise events, the Group did not experience any cyber security and data breaches with a material impact on its business strategy, operations or financial condition in 2024.

Customer conduct risk

Prudential’s conduct of business, especially in the design and distribution of its products and the servicing of customers, is crucial in ensuring that the Group’s commitment to meeting its customers’ needs and expectations is fulfilled. The Group’s Customer Conduct Risk Framework reflects management’s focus on customer outcomes.

Factors that may increase conduct risk can be found throughout the product life cycle, from the complexity of the Group’s products and services to its diverse distribution channels, which include its agency workforce, virtual face-to-face sales, and sales via online digital platforms.

The Group has developed a Group Customer Conduct Risk Policy, which sets out five customer conduct standards that the business is expected to meet:

–
Treat customers fairly, honestly and with integrity;
–
Provide and promote products and services that meet customer needs, are clearly explained, and that deliver real value;
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

Management of the Group’s conduct risk is key to the Group’s strategy. Prudential’s conduct risks are managed and mitigated using the following tools, among others:

–
The Group’s Code of Conduct and conduct standards, product underwriting and other related risk policies, and supporting controls including the Group’s financial crime risk control programme;
–
A culture that supports the fair treatment of the customer, incentivises the right behaviour through proper remuneration structures, and provides a safe environment to report conduct risk-related issues via the Group’s internal processes and the Speak Out programme;
–
Product controls, such as a product conduct risk assessment, which is a component of the product development process and helps identify and manage product-related conduct risks;
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
–
Appropriate claims management and complaint-handling practices; and
–
Regular deep dive assessments on, and monitoring of, conduct risks and periodic conduct risk assessments.

Regulatory compliance and legal risk Prudential operates in highly regulated markets and under the ever-evolving requirements and expectations of diverse and dynamic regulatory, legal and tax regimes which may impact its business or the way the business is conducted. The complexity of legal and regulatory compliance continues to evolve and increase, representing a challenge for international businesses. Compliance with the Group’s legal or regulatory obligations (including in respect of international sanctions) in one jurisdiction may conflict with the law or policy objectives of another jurisdiction or may be seen as supporting the law or policy objectives of one jurisdiction over another, creating additional legal, regulatory compliance and reputational risks. These risks may be increased where the scope of regulatory requirements and obligations is uncertain, including where the interpretation and application of laws and regulations within the jurisdictions in which Prudential operates may be subject to change, and where specific cases applicable to the Group are complex. In certain jurisdictions in which Prudential operates there are several ongoing policy initiatives and regulatory developments which will impact the way Prudential is supervised. Further information on specific areas of regulatory and supervisory focus and changes are included in section 4 of the Risk factors. The Group monitors regulatory and legal developments at a market and global level and these considerations form part of the Group’s ongoing engagement with regulators or supervisors, government policy teams, and industry groups. Risk management and mitigation of regulatory and legal risk at Prudential includes a comprehensive set of compliance operating arrangements, such as policies, procedures, reporting protocols, risk management measures, disclosures, and training, to ensure ongoing compliance with regulatory and legal obligations. Appropriate controls or tools have been systematically integrated into the daily operations of Prudential: – Close monitoring and assessment of our business controls and regulatory landscape, with explicit compliance consideration of risk themes in strategic decisions, risk governance, customer protection, conduct and culture, technology, data, operations, financial crime, and cross-border activities; – Ongoing engagement with relevant regulators, government policy teams and international standard setters; and – Compliance oversight to ensure adherence to new regulatory developments, including those associated with emerging risk topics. Model risk Model risk is the risk of adverse financial, regulatory, operational, or reputational impact, or misinformed business and strategic decision-making, resulting from reliance on a model or user-developed application (UDA) that is inaccurate, incorrect or misused. The Group utilises various tools which form an integral part of operational functions including the calculation of regulatory or internal capital requirements, the valuation of assets and liabilities, determining hedging requirements, assessing projects and strategic transactions. Technological developments, in particular in the field of AI and the increased use of generative AI, pose new considerations for model risk oversight provided under the Group Risk Framework. The Group has no appetite for model or UDA-related incidents leading to regulatory breaches. There is limited appetite for failures to develop, implement and monitor appropriate risk mitigation measures to manage model and UDA risk. The Group’s model and UDA risk is managed and mitigated via the Model and UDA Risk Framework, which applies a risk-based approach to tools (including those under development) with the aim to ensure a proportionate level of risk management. The framework requirements include: – A set of risk oversight, management and governance requirements; – Regular risk assessment requirements of all tools taking into account potential impact on various stakeholders, including policyholders; and – Regular independent validation (including limitations, known errors and approximations) of all Group critical tools. An oversight forum for the use of AI is also in place to ensure compliance with the AI Ethics Principles adopted by the Group with the aim to ensure the safe use of AI. Financial crime risk As with all financial services firms, Prudential is exposed to risks relating to: money laundering (the risk that the products or services of the Group are used by customers or other third parties to transfer or conceal the proceeds of crime); sanctions compliance breaches (the risk that the Group undertakes business with individuals and entities on the lists of the main sanctions regimes); bribery and corruption (the risk that employees or associated persons seek to influence the behaviour of others to obtain an unfair advantage or receive improper benefits); and fraud (including the risk of fraudulent insurance claims or billing). Further detail on the risks to the Group associated with operating in high-risk markets is included in section 3.6 of the Risk factors. The Group’s response to financial crime is aligned with applicable laws and regulations in the jurisdictions in which it operates. Group-wide policies covering anti-money laundering, sanctions, anti-bribery and corruption, and counter fraud are in place which reflect these requirements and are applicable to all staff. Local business units are responsible for overseeing implementation of policies and procedures and organising risk-based training and communications. Compliance is achieved through a programme of risk assessment, risk-based assurance, internal audit activity and monitoring. The Group continues to enhance its financial crime risk management capability through investment in advanced analytics and AI tools. These actions aim to strengthen prevention, increase detection and deliver enhanced oversight of financial crime risk. The Group has a formal and mature confidential reporting system in place for reporting and escalation of elevated risk, through which employees and other stakeholders can report concerns relating to potential misconduct. The process and results of this system are overseen by the Audit Committee. 64

Business continuity risk Prudential is exposed to business continuity risk including potential threats or disruptions that could disrupt the company’s critical business services and operations. The Group continually seeks to increase business resilience and anticipate emerging disruptive threats through forecasting, adaptation, planning, preparation and testing of contingency plans and the Group's ability to respond effectively to and operate through disruptive events. Business resilience is at the core of the Group’s embedded Business Continuity Management (BCM) programme and framework that help to protect the Group’s systems and its key stakeholders. Taking a proactive approach to anticipating disruption risk, the BCM programme covers risk assessments, business impact analyses, maintenance and testing of business continuity, crisis management and disaster recovery plans. The Group Crisis Management Procedure serves as a cross-functional response tool to limit the impact of any disruptive event and is regularly reviewed and tested. The consideration of impacts on customers is at the core of our resilience efforts, focusing on the delivery of critical business services. Insurance risks (Audited) Insurance risks make up a significant proportion of Prudential’s overall risk exposure. The profitability of the Group’s businesses depends on a mix of factors including levels of, and trends in, mortality (policyholders dying), morbidity (policyholders becoming ill or suffering an accident) and policyholder behaviour (variability in how customers interact with their policies, including utilisation of withdrawals, take-up of options and guarantees and persistency, ie lapsing/surrendering of policies), increases in the costs of claims over time (claim inflation), and changes in the regulatory environment. The risks associated with adverse experience relative to assumptions associated with product performance and customer behaviour are detailed in section 3.7 of the Risk factors. The Group has appetite for retaining insurance risks in the areas where it believes it has expertise and operational controls to manage the risk and where it judges it to be more value-creating to do so than to transfer the risk, but only to the extent that these risks remain part of a balanced portfolio of sources of income for shareholders and are compatible with a robust solvency position. Inflationary and other economic pressures also impact morbidity experience in several markets (see below). Elevated interest rates may lead customers to lapse in preference for alternate saving options that offer higher levels of guarantees. A high-inflation environment, and the broader economic effects of recessionary concerns, may also increase lapses, surrenders and fraud, as well as heighten premium affordability challenges. The principal drivers of the Group’s insurance risk vary across its business units. In Hong Kong, Singapore, Indonesia and Malaysia, a significant volume of health and protection business is written, and the most significant insurance risks are medical claims inflation risk, morbidity risk and persistency risk. The Group manages and mitigates insurance risks using the following, among other methods: – The Group’s Insurance Risk Policy; – The Group’s Product Risk Policy, which sets out the required standards for effective product risk management and approvals for new, or changes to existing, products (including the role of the Group). The policy also describes how the Group’s Customer Conduct Risk Policy is met in relation to new product approvals and current and legacy products; – The Group’s Financial Crime Policy (see the 'Financial crime risk' section above); – Using persistency, morbidity and longevity assumptions that reflect recent experience and expectation of future trends, and the use of industry data and expert judgement where appropriate; – Using reinsurance to mitigate, manage and diversify mortality and morbidity risks; – Ensuring appropriate medical underwriting when policies are issued and appropriate claims management practices when claims are received in order to mitigate morbidity risk; – Maintaining the quality of sales processes and training, and using initiatives to increase customer retention in order to mitigate persistency risk; – The use of mystery shopping to identify opportunities for improvement in sales processes and training; and – Using product repricing and other claims management initiatives in order to mitigate morbidity and medical claims inflation risk. Medical claims inflation risk A key assumption when setting and reviewing health insurance premiums is the rate of medical claims inflation, which is often in excess of general price inflation. The cost of medical treatment could increase more than expected, resulting in higher than anticipated medical claims cost passed on to Prudential. There may also be constraints on our ability to pass the medical claims inflation impact onto customers via increased health insurance premiums. The Group’s approach to best managing this risk is by retaining the right to reprice products and appropriate overall claims limits within policies, either per type of medical treatment or in total across a policy, annually and/or over the policy lifetime. Medical reimbursement downgrade experience (where the policyholder reduces the level of the coverage/protection in order to reduce premium payments) following any repricing is also monitored by the Group’s businesses. Medical claims inflation risk is managed through a range of activities and mitigants including end-to-end analytics identifying fraud, waste or abuse, tariff and discount negotiations with hospital and other medical providers, robust claim adjudication rules and processes, product innovation, and proactive collaboration with regulators. Morbidity risk Morbidity risk is the risk of deviations in the future frequency and magnitude of non-fatal accident and sickness claims relative to initial assumptions that are adverse to shareholder value. It can be influenced by a range of factors including: inflationary, economic and other pressures on the cost of medical treatment; medical advances which can reduce the incidence and improve recovery rates of serious health conditions but can also increase diagnosis rates and/or increase or prolong treatment costs of certain conditions; government and regulatory policies; opportunistic activities (including fraud); and natural events (including pandemics). Morbidity risk can also result from: product design features that incentivise adverse policyholder behaviour; inappropriate or insufficiently informed initial assumptions; claims volatility due to random fluctuation or a large-scale systemic event; insufficient recognition of an individual’s medical, financial and/or and other relevant circumstances during the policy application assessment process; and/or ineffective claims assessments leading to payment of claims that are inconsistent with the insurance product’s contract and/or best practice. 65

The Group manages morbidity risk through prudent product design, underwriting and claims management and, for certain products, the right to reprice where appropriate. Prudential’s morbidity assumptions reflect its recent experience and expectation of future trends for each relevant line of business. Persistency risk Persistency risk results from adverse changes in policy surrenders, paid-ups and other policy discontinuances. In general, lower persistency experience results in deterioration of profits and shareholder value and can be an indicator of inadequate sales quality controls, and can elevate conduct, reputational and regulatory risks. Persistency risk generally stems from misalignment between customer needs and purchased product as a result of insufficient product collaterals and/or sales process, insufficient post-sale communication and engagement with the customer leading to a deterioration of appreciation of the value of their policy, operational barriers to premium renewal payment, and/or changes in policyholder circumstances resulting from external drivers. The Group manages persistency risk by appropriate controls across the product life cycle. These include: review of and revisions to product design and incentive structures where required; ensuring appropriate training and sales processes, including those ensuring active customer engagement and high service quality; appropriate customer disclosures and product collaterals; use of customer retention initiatives; and post-sale management through regular experience monitoring. Strong risk management and mitigation of conduct risk and the identification of common characteristics of business with high lapse rates is also crucial. Where appropriate, allowance is made for the relationship (either assumed or observed historically) between persistency and investment returns. Modelling this dynamic policyholder behaviour is particularly important when assessing the likely take-up rate of options embedded within certain products. Business concentration risk Prudential operates in markets in both Asia and Africa via various channels and product mix; although largely diversified at the Group level, several of these markets are exposed to certain levels of concentration risk. From a channel concentration perspective, some of the Group’s key markets rely more on agency and some markets rely more on bancassurance. From a product concentration perspective, some of the Group’s markets focus heavily on specific product types, depending on the target customer segments. Geographically, the Greater China (Hong Kong, Mainland China and Taiwan) region contributes materially to the Group’s top and bottom lines. Uncertainties in macroeconomic and geopolitical conditions as well as regulatory changes may impact the levels of business concentration, including any slowdown in business from Mainland China visitors to Hong Kong as well as the domestic business in Mainland China, and adversely impact the Group’s business performance and financial condition. To improve business resilience, the Group continues to look for opportunities to enhance business diversification in products and distribution channels as well as across geographical markets, by building multi-market growth engines as part of its strategy. Risks associated with the oversight of the Group’s joint ventures and associates Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures and other joint ownership or associates. For such operations, the level of control exercisable by the Group depends on the terms of the contractual agreements between participants. Whilst the joint ventures and associates are run as separate entities, the Group’s interests are best safeguarded by our ability to effectively oversee and influence these joint ventures and associates in a way that is proportionate to our ownership level and control. Further information on the risks to the Group associated with its joint ventures and other shareholders and third parties are included in section 3.6 of the Risk factors. The Group exercises primary oversight and control over joint ventures and associates through our nominated directors and other representatives on the Board and Board Committees, whose appointments are subject to regular review. The Group has effective access to management information on these businesses via the Board and Board Committees, the businesses’ public disclosures, and established regular touchpoints with key business functions of these organisations (eg audit). Key updates on joint ventures and associates are provided to the Group’s governance such as the Risk Committee and the Audit Committee. The Group also regularly reviews its governance frameworks and policies to ensure optimal oversight over joint ventures and associates. The Group has established a new Joint Venture Oversight Framework in 2024 to formalise and strengthen the Group’s oversight of the joint ventures over which it does not exercise management control. Notes (1) Reflecting products that are classified as variable fee approach only. (2) With the exception of investments backing the shareholders' 10 per cent share of the estate within the Hong Kong participating fund. (3) Excluding assets held to cover linked liabilities. (4) Based on middle ranking from Standard & Poor's, Moody's and Fitch ratings, where available. Where ratings are not available from these rating agencies, local external ratings agencies' ratings and lastly internal ratings have been used. (5) Source of segmentation: Bloomberg Sector, Bloomberg Group and Merrill - Bank of America. Anything that cannot be identified from the three sources noted is classified as other. (6) Corporate debt comprises corporate bonds and asset backed securities. 66

Risk factors A number of risk factors may affect the financial condition, results of operations and/or prospects of Prudential and its wholly and jointly owned businesses, as a whole, and, accordingly, the trading price of Prudential’s shares. The risk factors mentioned below should not be regarded as a complete, exhaustive and comprehensive statement of all potential risks and uncertainties. The information given is as of the date of this document, and any forward-looking statements are made subject to the factors specified under ‘Forward-looking statements’. Risks relating to Prudential’s financial condition 1.1 Prudential’s businesses are inherently subject to market fluctuations and general economic conditions, each of which may adversely affect the Group’s business, financial condition, results of operations and prospects. Uncertainty, fluctuations or negative trends in global and national macroeconomic conditions and investment climates could have a material adverse effect on Prudential’s business, financial condition, results of operations, and prospects, including as a result of increased strategic, business, insurance, product and customer conduct risks. The financial markets in which Prudential operates are subject to uncertainty and volatility created by a variety of factors such as actual or expected changes in both monetary and regulatory policies in Mainland China, the US and other jurisdictions together with their impact on base interest rates and the valuation of asset classes and inflation expectations; slowdowns or reversals in world or regional economic growth from geopolitical conflicts and/or global issues such as pandemics; natural catastrophes; and sector-specific (eg in banking or real estate) slowdowns or deteriorations which have the potential to have contagion impacts. Other factors include fluctuations in global commodity and energy prices, concerns over the serviceability of sovereign debt in certain economies, increased levels of geopolitical and political risk and policy-related uncertainty, protectionism, trade policies, and sociopolitical and climate-driven events. The transition to a lower carbon economy, the timing and speed of which is uncertain and will vary by country, may also result in greater uncertainty, fluctuations or negative trends in asset valuations and reduced liquidity, particularly for carbon-intensive sectors, and may have a bearing on inflation levels. The extent of the financial market and economic impact of these factors may be highly uncertain and unpredictable and influenced by the actions, including the duration and effectiveness of mitigating measures, taken by governments, policymakers, institutions and the public. The adverse effects of such factors could be felt principally through the following items: – Changes to interest rates could reduce Prudential’s capital strength and impair its ability to write significant volumes of new business. Increases in interest rates could adversely impact the financial condition of the Group through changes in the present value of future fees for unit-linked businesses and/or the present value of future profits for accident and health products; and/or reduce the value of the Group’s assets and/or have a negative impact on its assets under management and profit. Decreases in interest rates could: increase the potential adverse impact of product guarantees included in non-unit-linked products with a savings component; reduce investment returns on the Group’s portfolios; impact the valuation of debt securities; and/or increase reinvestment risk for some of the Group’s investments from accelerated prepayments and increased redemptions. – A reduction in the financial strength and flexibility of corporate entities may result in a deterioration of the credit rating profile and valuation of the Group’s invested credit portfolio (which may lead to an increase in regulatory capital requirements for the Group or its businesses), increased credit defaults and debt restructurings and wider credit and liquidity spreads, resulting in realised and unrealised credit losses. Regulations imposing or increasing restrictions on the amount of company debt financing, such as those placing limits on debt or liability ratios, may also reduce the financial flexibility of corporate entities. Similarly, securitised assets in the Group’s investment portfolio are subject to default risk and may be adversely impacted by delays or failures of borrowers to make payments of principal and interest when due. Where a widespread deterioration in the financial strength of corporate entities occurs, any assumptions on the ability and willingness of governments to provide financial support may need to be revised. – Failure of Prudential’s counterparties (such as banks, reinsurers and counterparties to cash management and risk transfer or hedging transactions) to meet commitments, or legal, regulatory or reputational restrictions on the Group’s ability to deal with these counterparties, could give rise to a negative impact on Prudential’s financial position and on the accessibility or recoverability of amounts due or the adequacy of collateral. Geographic or sector concentrations of counterparty credit risk could exacerbate the impact of these events where they materialise. – Estimates of the value of financial instruments becoming more difficult because in certain illiquid, volatile or closed markets, determining the value at which financial instruments can be realised is highly subjective. Processes to ascertain such values require substantial elements of judgement, assumptions and estimates (which may change over time). Where the Group is required to sell its investments within a defined time frame, such market conditions may result in the sale of these investments at below expected or recorded prices. – The Group holds certain investments that may, by their nature, lack liquidity or have the potential to lose liquidity rapidly, such as investment funds (including money market funds), privately placed fixed maturity securities, mortgage loans, complex structured securities and alternative investments. If these investments were required to be liquidated at short notice, the Group could experience difficulty in doing so and could be forced to sell them at a lower price than it otherwise would have been able to realise. – Increased illiquidity driven by the uncertainty over the accessibility of financial resources could adversely affect the Group’s ability to meet policyholder benefit and expense obligations. This could occur if capital resources are reduced as valuations decline under extreme market conditions, external capital is unavailable at sustainable cost, increased liquid assets are required to be held as collateral under derivative transactions, or redemption restrictions are placed on Prudential’s investments in illiquid funds. In addition, significant redemption requests could also be made on Prudential’s issued funds, and while this may not have a direct impact on the Group’s liquidity, it could result in reputational damage to Prudential. The potential impact of increased illiquidity is more uncertain than for other risks such as interest rate or credit risk. – A reduction in revenue from the Group’s products could occur where fee income is linked to account values or the market value of the funds under management. Sustained inflationary pressures which may drive higher interest rates may also impact the valuation of fixed income investments and reduce fee income. For some non-unit-linked products with a savings component it may not be possible to hold assets which will provide cash flows to match those relating to policyholder liabilities. This may particularly be the case in jurisdictions where bond markets are less developed or where the duration of policyholder liabilities is longer than the duration of bonds issued and available, and in certain markets where regulated premium and claim values are set with reference to the interest rate environment prevailing at the time of policy issue. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient 67 assets of a suitable duration. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated. If interest rates in these markets are lower than those used to calculate premium and claim values over a sustained period, this could have a material adverse effect on Prudential’s reported profit and the solvency of its business units. In addition, part of the profit from the Group’s operations is related to bonuses for policyholders declared on participating products, which are impacted by the difference between actual investment returns of the participating fund (which are broadly based on historical and current rates of return on equity, real estate and fixed income securities) and minimum guarantee rates offered to policyholders. This profit could be lower, in particular in a sustained low interest rate environment. In general, upheavals in the financial markets may affect general levels of economic activity, employment and customer behaviour. As a result, insurers may experience an elevated incidence of claims, frauds, lapses, partial withdrawals or surrenders of policies, and some policyholders may choose to defer or stop paying insurance premiums or reduce deposits into retirement plans. Uncertainty over livelihoods, elevated cost of living and challenges in affordability may adversely impact the demand for insurance products and increase regulatory risk in meeting regulatory requirements and expectations with respect to vulnerable customers (see risk factor 3.7). In addition, there may be a higher incidence of counterparty failures. If sustained, this environment is likely to have a negative impact on the insurance sector over time and may consequently have a negative impact on Prudential’s business, balance sheet and profitability. For example, this could occur if the recoverable value of intangible assets for bancassurance agreements is reduced. New challenges related to market fluctuations and general economic conditions may continue to emerge. For example, sustained inflationary pressures driving interest rates to higher levels may lead to increased lapses for some guaranteed savings products where higher levels of guarantees are offered by products of the Group’s competitors, reflecting consumer demand for returns at the level of, or exceeding, inflation. High inflation, combined with an economic downturn or recession, may also result in affordability challenges, adversely impacting the ability of consumers to purchase insurance products. Rising inflation, via medical claims inflation (with rising medical import prices a factor under current market conditions), may adversely impact the profitability of the Group’s businesses. Any of the foregoing factors and events, individually or together, could have a material adverse effect on Prudential’s business, financial condition, results of operations and prospects. 1.2 Geopolitical and political risks and uncertainty may adversely impact economic conditions, increase market volatility and regulatory compliance risks, cause operational disruption to the Group and its businesses and impact the implementation of its strategic plans, which could have adverse effects on Prudential’s business, financial condition, results of operations, and prospects. The Group is exposed to geopolitical and political risks and uncertainty in the diverse markets in which it operates. Such risks may include: – The application of government regulations, executive powers, sanctions, protectionist or restrictive economic and/or trade policies (including tariffs and embargoes) or other measures adopted by businesses or industries which increase trade barriers or restrict trade, sales, financial transactions, or the transfer of capital, investment, data or other intellectual property, with respect to specific territories, markets, companies or individuals; – An increase in the volume and pace of domestic regulatory changes, including those applying to specific sectors; – The increased adoption or implementation of laws and regulations which may purport to have extra-territorial application; – An increase in military tensions, regional hostilities or new conflicts which may disrupt business operations, investments, market confidence and expectations and growth; – Withdrawals or expulsions from existing trading blocs or agreements or financial transaction systems, or fragmentation of systems, including those which facilitate cross-border payments; – The implementation of measures favouring local enterprises including changes to the maximum level of non-domestic ownership by foreign companies, differing treatment of foreign-owned businesses under regulations and tax rules, or international trade disputes affecting foreign companies; – Increased costs due to government mandates or regulations imposing a financial contribution to the government as a condition for doing business; – Uncertainty in the enforceability of legal obligations where their interpretation may change or be subject to inconsistent application; and – Measures which require businesses of overseas companies to operate through locally incorporated entities or with local partners, or with requirements for minimum local representation on executive or management committees. The above risks may have an adverse impact on Prudential through their effects on the macroeconomic outlook and the environment for global, regional and national financial markets. Prudential may also face risks arising from economic sanctions imposed as a result of geopolitical conflicts and national security and economic decisions. The above risks may adversely impact the economic, business, legal and regulatory environment in specific markets or territories in which the Group, its joint ventures or jointly owned businesses, sales and distribution networks, or third-party service providers have operations. For internationally active groups such as Prudential, operating across multiple jurisdictions, such measures may add to the complexity of legal and regulatory compliance and increase the risk of conflicts between the requirements of one jurisdiction and another. See risk factors 4.1 and 4.3 below. Geopolitical and political risks and uncertainty may adversely impact the Group’s operations and its operational resilience. Increasing geopolitical and political tensions may lead to conflict, civil unrest and/or disobedience as well as increases in domestic and cross-border cyber intrusion activity. Such events could impact operational resilience by disrupting Prudential’s IT systems (including any applications, models and platform technologies), operations, new business sales and renewals, distribution channels and services to customers, which may result in a reduction in contributions from business units to the central cash balances and profit of the Group, decreased profitability, financial loss, adverse customer impacts and reputational damage, and may impact Prudential’s business, financial condition, results of operations and prospects. Legislative or regulatory changes and geopolitical or political risks which adversely impact the international trading and economic relationships of Hong Kong, which is both a key market and the location of Group head office functions, may result in adverse sales, operational and product distribution impacts to the Group. 68

1.3 As a holding company, Prudential is dependent upon its subsidiaries to cover operating expenses, dividend payments and share buybacks. The Group’s insurance and asset management operations are generally conducted through direct and indirect subsidiaries, which are subject to the risks discussed elsewhere in this ‘Risk factors’ section. As a holding company, Prudential’s principal sources of funds are remittances from subsidiaries, shareholder-backed funds, the shareholder transfer from long-term funds and any amounts that may be raised through the issuance of equity, debt and commercial paper. Prudential’s subsidiaries are generally subject to insurance, asset management, foreign exchange and tax laws, rules and regulations (including in relation to distributable profits that can limit their ability to make remittances). In some circumstances, including where there are changes to general market conditions, this could limit Prudential’s ability to pay dividends to shareholders, to make available funds held in certain subsidiaries to cover the operating expenses of other members of the Group, or to execute business strategies such as share buybacks. A material change in the financial condition of any of Prudential’s subsidiaries may have a material effect on the Group's business, financial condition, results of operations and prospects. 1.4 Prudential’s investment portfolio is subject to the risk of potential sovereign debt credit deterioration. Investing in sovereign debt creates exposure to the direct or indirect consequences of geopolitical, political, social or economic changes (including changes in governments, heads of state or monarchs), military conflicts, pandemics and associated disruption, and other events affecting the markets in which the issuers of such debt are located and the creditworthiness of the sovereign. Investment in sovereign debt obligations involves risks that are different to investment in the debt obligations of corporate issuers. In addition, the issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or pay interest when due (or in the agreed currency) in accordance with the terms of such debt, and Prudential may have limited recourse to compel payment in the event of a default. A sovereign debtor’s willingness or ability to repay principal and to pay interest in a timely manner may be affected by, among other factors, its financial position, the extent and availability of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor’s policy toward local and international lenders, geopolitical tensions and conflicts and the political constraints to which the sovereign debtor may be subject. Fiscal risks faced by sovereigns could increase due to elevated levels of indebtedness and increasing demands on government budgets stemming from rising social welfare costs, defence expenditures and climate transition efforts. Moreover, governments may use a variety of techniques, such as intervention by their central banks or imposition of regulatory controls or taxes, to devalue their currencies’ exchange rates, or may adopt monetary, fiscal and other policies (including to manage their debt burdens) that have a similar effect, all of which could adversely impact the value of an investment in sovereign debt even in the absence of a technical default. Periods of economic uncertainty may affect the volatility of market prices of sovereign debt to a greater extent than the volatility inherent in debt obligations of other types of issuers. In addition, if a sovereign default or other such events described above were to occur, as has happened on certain occasions in the past, other financial institutions may also suffer losses or experience solvency or other concerns, which may result in Prudential facing additional risks relating to investments in such financial institutions that are held in the Group’s investment portfolio. There is also risk that public perceptions about the stability and creditworthiness of financial institutions and the financial sector generally might be adversely affected, as might counterparty relationships between financial institutions. If a sovereign were to default on or restructure its obligations, or adopt policies that devalued or otherwise altered the currencies in which its obligations were denominated, this could have a material adverse effect on Prudential’s business, financial condition, results of operations and prospects. 1.5 Downgrades in Prudential’s financial strength and credit ratings could significantly impact its competitive position and damage its relationships with creditors or trading counterparties. Prudential’s financial strength and credit ratings, which are used by the market to measure its ability to meet policyholder obligations, are important factors affecting public confidence in Prudential’s products, and as a result its competitiveness. Downgrades in Prudential’s ratings as a result of, for example, decreased profitability, increased costs, increased indebtedness or other concerns could have an adverse effect on its ability to market products, retain current policyholders and attract new policyholders, as well as the Group’s ability to compete for acquisition and strategic opportunities. Downgrades could have an adverse effect on the Group’s financial flexibility, including its ability to issue commercial paper at acceptable levels and pricing, requirements to post collateral under or in connection with transactions, and ability to manage market risk exposures. The interest rates at which Prudential is able to borrow funds are affected by its credit ratings, which are in place to measure the Group’s ability to meet its contractual obligations. In addition, changes in methodologies and criteria used by rating agencies could result in downgrades that do not reflect changes in the general economic conditions or Prudential’s financial condition. Any such downgrades could have a material adverse effect on Prudential’s business, financial condition, results of operations and prospects. Prudential cannot predict what actions rating agencies may take, or what actions Prudential may take in response to any such actions, which could adversely affect its business. 69

1.6 Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses. Prudential’s operations generally write policies and invest in assets denominated in local currencies, but in some markets Prudential also writes policies and invests in assets denominated in non-local currencies, primarily in the US dollar. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to fluctuations in Prudential’s consolidated financial statements upon the translation of results into the Group’s presentation currency. This exposure is not currently separately managed. The Group presents its consolidated financial statements in the US dollar. The results of some entities within the Group are not denominated in or linked to the US dollar and some enter into transactions which are conducted in non-US-dollar currencies. Prudential is subject to the risk of exchange rate fluctuations from the translation of the results of these entities and non-US-dollar transactions and the risks from the maintenance of the HK dollar peg to the US dollar. In cases where a non-US-dollar-denominated surplus arises in an operation which is to be used to support Group capital or shareholders’ interest (ie remittances), this currency exposure may be hedged where considered economically favourable. Prudential is also subject to the residual risks arising from currency swaps and other derivatives that are used to manage the currency exposure. 2 Risks relating to sustainability (including environmental, social and governance (ESG) and climate-related) matters 2.1 The failure to understand and respond effectively to the risks associated with sustainability factors could adversely affect Prudential’s achievement of its long-term strategy. Sustainability-related risks refer to (i) environmental, social or governance issues, trends or events that could have a financial or non-financial impact on the Group, and/or (ii) the Group’s sustainability-focused activities, strategy and commitments that could have an external impact on the environment and wider society. A failure to manage the risks associated with key sustainability themes may undermine Prudential’s financial performance, operational resilience and sustainability credentials, and adversely impact its reputation and brand, and its ability to attract and retain customers and employees, and therefore the delivery of its business strategy and long-term financial success. As investors are increasingly being seen as partly responsible for the actions of the companies they invest in, Prudential, as an asset owner, may also incur sustainability-related risks from investee companies. a Environmental risks Environmental concerns, notably those associated with climate change, biodiversity and nature degradation, present potential long-term risks to the sustainability ambitions of Prudential and may impact its customers and other stakeholders. Prudential is therefore exposed to the long-term impact of climate change and nature degradation risks, which include the financial and non-financial impacts of transition risks relating to a lower carbon economy as well as nature preservation and restoration, and also physical, reputational and shareholder, regulatory, customer or third-party litigation risks. Recognising the long-term nature of the Group’s investment time horizon, the global transition to a lower carbon economy and nature preservation may have an adverse impact on investment valuations and liquidity as the financial assets of carbon-intensive companies in some asset sectors re-price as a result of increased operating costs and a reduction in demand for their products and services. The speed of this transition, and the extent to which it is orderly and managed versus disorderly and reactive, will be influenced by factors such as changes in geopolitics, public policy, technology and customer or investor sentiment. Prudential’s stakeholders increasingly expect and/or rely on the Group to support an orderly, inclusive and sustainable transition based on an understanding of the relevant market and investee-company-level transition plans with consideration given to the impact on the economies, businesses, communities and customers in these markets. The potential economic impacts of transition risks may also have a broader economic impact that may adversely affect customers and their demand for the Group’s products. The Group’s ability to sufficiently understand, measure and appropriately respond to transition risk may be limited by insufficient or unreliable data on the carbon exposure, nature impacts and dependencies, and transition plans of investee companies. This may impact the Group’s ability to deliver on its external carbon reduction commitments and the implementation of sustainability considerations in existing or new sustainability-orientated investment strategies and products. Additionally, current limitations in financial climate and nature modelling tools make it challenging to assess the financial impact of climate-related risks on the Group and its investment portfolio, particularly for longer-term time horizons. The direct physical impacts of climate change and nature degradation, including shorter-term event-driven (acute) physical risks such as increasingly frequent and severe hurricanes and wildfires, and those associated with longer-term shifts in climate patterns such as elevated temperatures and prolonged drought (chronic physical risks), are likely to become increasingly significant factors in the mortality and morbidity risk assessments for the Group’s insurance product underwriting and offerings and their associated claims profiles. These physical climate risks have the potential to disproportionately impact the Asia and Africa markets in which Prudential operates and invests. Similarly, nature-related physical risks can impact life and health liabilities where, for example, pollution, poor water quality, waste contamination and overexploitation of the natural environment can all contribute to biodiversity degradation, which in turn can potentially pose threats to human health. A failure to understand, manage and provide greater transparency of its exposure to these environment-related risks may have increasingly adverse implications for Prudential and its stakeholders. At the same time, evolving and diverging approaches to sustainability in different jurisdictions, in some cases with extraterritorial reach, create challenges for global businesses such as Prudential in meeting differing requirements and expectations. 70

b Social risks Social risks that could impact Prudential may arise from a failure to consider the rights, diversity, wellbeing, changing needs, human rights and interests of its customers and employees and the communities in which the Group or its third parties operate. Perceived or actual inequity and income disparities (both within developed markets and within the Group’s markets) have the potential to further erode social cohesion across the Group’s markets, which may increase operational and disruption risks for Prudential and impact the delivery of the Group’s strategy on developing affordable and accessible products to meet the needs of people across these markets. Direct physical impacts of climate change and deterioration of the natural environment, together with the societal impact from actions that support the global transition to a lower carbon economy, may disproportionately impact the stability of livelihoods and health of lower socioeconomic groups within the markets in which the Group operates. These risks are heightened as Prudential operates in multiple jurisdictions that are particularly vulnerable to climate change and biodiversity degradation, with distinct local cultures and considerations. Evolving social norms and emerging population risks associated with public health trends (such as an increase in obesity, metabolic syndrome and mental health deterioration) and demographic changes (such as population urbanisation and ageing), as well as potential migration or displacement due to factors including climate- and nature-related developments, may affect customer lifestyles and therefore may impact the level of claims and persistency under the Group’s insurance product offerings. As a provider of insurance and investment services, the Group is increasingly focused on making its products more accessible through the use of digital services, technologies and distribution methods to customers. As a result, Prudential has access to extensive amounts of customer personal data, including data related to personal health, and an increasing ability to analyse and interpret this data through the use of complex tools, machine learning and artificial intelligence (AI) technologies. The Group is therefore exposed to an increase in technology risk, including potential unintended consequences from algorithmic biases, as well as regulatory, ethical and reputational risks associated with customer data misuse or security breaches. These risks are explained in risk factors 3.4 and 3.5 below. The increasing digitalisation of products, services and processes may also result in new and unforeseen regulatory requirements and stakeholder expectations, including those relating to how the Group supports its customers through this transformation. Failure to foster an inclusive, diverse and open environment for the Group’s employees in accordance with the Group Code of Conduct could impact the ability to attract and/or retain employees and increase potential reputational risk. The business practices within the Group’s third-party supply chain and investee companies with regards to topics including labour standards, respect for human rights and modern slavery also expose the Group to potential reputational risk. Insurers use the claims and risk profiles of different homogeneous customer cohorts such as age, gender and health status to determine the insurance premiums and/or charges. In some societal settings, insurers' ability to set differential premiums and/or charges may be viewed as an equitable and risk-based practice. In other societal settings, this may be viewed as discriminatory. Failure to understand and manage these divergent views across the markets in which Prudential operates may adversely impact the financial condition and reputation of the Group. c Governance A failure to maintain high standards of corporate governance may adversely impact the Group and its customers and employees and increase the risk of poor decision-making and a lack of oversight and management of its key risks. Poor governance may arise where key governance committees have insufficient independence, a lack of diversity, skills or experience in their members, or unclear (or insufficient) oversight responsibilities and mandates. Inadequate oversight over remuneration also increases the risk of poor senior management behaviour. Prudential operates across multiple jurisdictions and has a group and subsidiary governance structure which may add further complexity to these considerations. Participation in joint ventures or partnerships where Prudential does not have direct overall control and the use of third-party service providers increase the potential for reputational risks arising from inadequate governance. The pace and volume of global standards and sustainability, environmental and climate-related regulations emerging across the markets in which the Group operates, the need to deliver on existing and new exclusions or restrictions on investments in certain sectors, engagements and reporting commitments, such as the International Sustainability Standards Board (ISSB) standards for climate-related disclosures, and the demand for externally assured reporting may give rise to regulatory compliance, operational, disclosure and litigation risks, which may be increased by the multi-jurisdictional coordination required in adopting a consistent risk management approach. The launch of sustainability-focused funds or products, or the (method of) incorporation of sustainability considerations within the investment process for existing products, may increase the risks related to the perceived fulfilment of fiduciary duties to customers and investors by the Group’s appointed asset managers, and may subsequently increase regulatory compliance, customer conduct, product disclosure, litigation and reputational risks. Prudential’s voluntary memberships of, or participation within, industry organisations and groups or their initiatives may increase stakeholder expectations of the Group’s acquiescence or compliance with their publicised positions or aims. The reputational and litigation risks of the Group may subsequently increase where the stated positions or aims of such industry organisations or their initiatives continue to evolve, or where jurisdictions interpret their objectives as adversely impacting on markets or consumers, including, for example, perceived conflicts with anti-trust laws. See risk factor 4.1 for details of sustainability including ESG and climate-related regulatory and supervisory developments with potential impacts for the Group. Sustainability risks may directly or indirectly impact Prudential’s business and the achievement of its strategic focus on providing greater and more accessible health and financial protection, responsible stewardship and investment within the Group’s markets to support a just and inclusive transition and nature restoration, and developing a sustainable business that delivers a positive impact on its broad range of stakeholders, which range from customers, institutional investors, employees and suppliers to policymakers, regulators, industry organisations and local communities. A failure to transparently and consistently implement the Group’s Sustainability Strategy across its local businesses and operational, underwriting and investment activities, as well as a failure to implement and uphold responsible business practices, may adversely impact the financial condition and reputation of the Group. This may also negatively impact the Group’s stakeholders, who all have expectations, concerns and aims related to sustainability matters, which may differ, both within and across stakeholder groups and the markets in which the Group operates. In its investment activities, Prudential’s stakeholders increasingly have expectations of, and place reliance on, an approach to responsible investment that demonstrates how sustainability considerations are effectively integrated into investment decisions and the performance of fiduciary and stewardship duties. These duties include effective implementation of exclusions, voting and active engagement decisions with respect to investee companies, as both an asset owner and an asset manager, in line with internally defined procedures and external commitments. The increased demands and expectations of stakeholders for transparency and disclosure of the activities that support these duties further heighten disclosure risks for the Group, including those associated with potentially overstating or misstating the positive environmental or societal impacts of the Group’s activities, products and services (eg greenwashing). 71

3 Risks relating to Prudential’s business activities and industry 3.1 The implementation of large-scale transformation, including complex strategic initiatives, gives rise to significant design and execution risks and may affect Prudential’s operational capability and capacity. Failure of these initiatives to meet their objectives may adversely impact the Group and the delivery of its strategy. To implement its business strategies for growth, meet customer needs, improve customer experiences, strengthen operational resilience, meet regulatory and industry requirements, and maintain market competitiveness, Prudential from time to time undertakes operating model and corporate restructuring, transformation programmes and acquisitions/disposals across its business. Many such change initiatives are complex, interconnected and/or of large scale, and seek to achieve business efficiencies through operating model changes, advancing the Group’s digital capability, expanding strategic partnerships, and industry and regulatory-driven change. There may be a material adverse effect on Prudential’s business, employees, customers, financial condition, results of operations and prospects if these initiatives incur unplanned costs, are subject to implementation delays, or fail to fully meet their objectives. Leadership changes and changes to the business and operational model of the Group increase uncertainty for its employees, which may affect operational capacity and the ability of the Group to deliver its strategy. There may also be adverse implications for the Group in undertaking transformation initiatives, such as placing additional strain on employees or operational capacity, and adding stress to change management practices. Implementing initiatives related to the business strategy for the Group, control environment transformation, significant accounting standard changes, and other regulatory changes in major businesses of the Group may amplify these risks. Risks relating to these regulatory changes are explained in risk factor 4.1 below. The speed of technological change in the business could outpace the Group’s ability to anticipate all the unintended consequences that may arise from such change. Challenges or failures in adopting innovative technologies, such as failure to systematically, prudently and effectively implement AI, may expose Prudential to potential opportunity cost, loss of competitive advantage, as well as additional regulatory, information security, privacy, operational, ethical and conduct risks. High-quality training data is essential for building accurate and robust AI models. Without sufficient, well-structured and relevant data, AI systems may produce unreliable or biased results. Real-world data collected during deployment as well as continuous monitoring and updating using new data may help adapt AI models to specific contexts, improving their reliability, efficiency and performance. Prudential seeks to consider potential risks and negative outcomes, and proactively build risk mitigation governance practices, when implementing AI technologies to mitigate these unintended effects. 3.2 Prudential’s businesses are conducted in highly competitive environments with rapidly developing demographic trends. The profitability of the Group’s businesses depends on management’s ability to respond to these pressures and trends. The markets for financial services are highly competitive, with a number of factors affecting Prudential’s ability to sell its products and its profitability, including price and yields offered, financial strength and ratings, range of product lines and product quality, range of distribution channels and distribution quality, illustrative point-of-sale customer investment returns, ability to implement and comply with regulatory changes, the imposition of regulatory sanctions, brand strength and name recognition, investment management performance and fund management trends, historical bonus levels, the ability to respond to developing demographic trends, customer appetite for certain savings products (which may be impacted by broader economic pressures), delivery of non-guaranteed benefits (notably non-guaranteed investment returns) according to reasonable customer expectations set at and after the point-of-sale, technological advances, and the interplays of these factors. In some of its markets, Prudential faces competitors that are larger, have greater financial resources or a greater market share, have differing financial and/or risk appetites, offer a broader range of products or have higher bonus rates. Further, heightened competition for talented and skilled employees, agents and independent financial advisers may limit Prudential’s potential to grow its business as quickly as planned or otherwise implement its strategy. Technological advances, including those enabling increased capability for gathering large volumes of customer health data and developments in capabilities and tools for analysing and interpreting such data (such as AI and machine learning as well as other digital technologies), may result in increased competition to the Group, and may increase the competition risks resulting from a failure to be able to retain existing talent in the organisation, as well as hiring for newly emerging roles in the marketplace. Additionally, evolving regulatory requirements and the development of new technologies, including AI, may vary across the markets the Group operates in. This could limit the Group's ability to implement these technologies uniformly, resulting in disparities in innovation and cost efficiency, and impacting the Group's competitive position. The Group’s principal competitors include global life insurers, regional insurers and multinational asset managers. In most markets, there are also local companies that have a material market presence. Prudential believes that competition will intensify across all regions in response to consumer demand, digital and other technological advances (including the use of AI to improve operational efficiency and enhance customer experiences), the need for economies of scale and the consequential impact of consolidation, regulatory actions and other factors. Prudential’s ability to generate an appropriate return depends significantly upon its capacity to anticipate and respond appropriately to these competitive pressures. Failure to do so may adversely impact Prudential’s ability to attract and retain customers and, importantly, may limit Prudential’s ability to take advantage of new business arising in the markets in which it operates, which may have an adverse impact on the Group’s business, financial condition, results of operations and growth prospects. 3.3 Adverse experience in the operational risks inherent in Prudential’s business, and those of its material outsourcing partners, could disrupt its business functions and have a negative impact on its business, financial condition, results of operations and prospects. Operational risks are present in all of Prudential’s businesses, including the risk of loss arising from inadequate or failed internal processes, systems or human error, misconduct, fraud, the effects of natural or man-made catastrophic events (such as natural disasters, pandemics, cyber attacks, acts of terrorism, military conflict, civil unrest and other catastrophes) or other external events. These risks may also adversely impact Prudential through its partners. Prudential relies on the performance and operations of a number of bancassurance, agency and product distribution, outsourcing (including but not limited to external technology, data 72 hosting and payments), and service partners. These include back office support functions, such as those relating to technology infrastructure, development and support, and customer-facing operations and services, such as product distribution and services (including through digital channels), and investment operations. This creates reliance upon the resilient operational performance of these partners and exposes Prudential to the risk that the operations and services provided by these partners are disrupted or fail. Further, Prudential operates in extensive and evolving legal and regulatory environments which adds to the complexity of the governance and operation of its business processes and controls. Exposure to such risks could impact Prudential’s operational resilience and ability to perform necessary business functions if there are disruptions to its systems, operations, new business sales and renewals, distribution channels and services to customers, or could result in the loss of confidential or proprietary data. Such risks, as well as any weaknesses in administration systems (such as those relating to policyholder records) or actuarial reserving processes, may also result in increased expenses, as well as legal and regulatory sanctions, decreased profitability, financial loss and customer conduct risk impacts. This could damage Prudential’s reputation and relationship with its customers and business partners. A failure to adequately oversee service partners (or their technology and operational systems and processes) could result in significant service degradation or disruption to Prudential’s business operations and services to its customers, which may have reputational or conduct risk implications and could have a material adverse effect on the Group’s business, financial condition, results of operations and prospects. Prudential’s business requires the processing of a large number of transactions for a diverse range of products. It also employs complex and interconnected technology and finance systems, models and user-centric applications in its processes to perform a range of operational functions. These functions include the calculation of regulatory or internal capital requirements, the valuation of assets and liabilities, and the acquisition of new business using AI and digital applications. Many of these tools form an integral part of the information and decision-making frameworks used by Prudential and the risk of adverse consequences arising from erroneous or misinterpreted tools used in core business activities, decision-making and reporting exists. Errors or limitations in these tools, or their inappropriate usage, may lead to regulatory breaches, inappropriate decision-making, financial loss, customer detriment, inaccurate external reporting or reputational damage. The long-term nature of much of the Group’s business also means that accurate records are to be maintained securely for significant time periods. The performance of the Group’s core business activities and the uninterrupted availability of services to customers rely significantly on, and require significant investment in, resilient IT applications, infrastructure and security architectural design, data governance and management and other operational systems, personnel, controls and mature processes. During large-scale disruptive events or times of significant change, or due to other factors impacting operational performance including adequacy of skilled/experienced personnel, the resilience and operational effectiveness of these systems and processes at Prudential and/or its third-party service providers may be adversely impacted. In particular, Prudential and its business partners are making increasing use of emerging technological tools and digital services, or forming strategic partnerships with third parties to provide these capabilities. Automated distribution channels and services to customers increase the criticality of providing uninterrupted services. A failure to implement appropriate governance and management of the incremental operational risks from emerging technologies may adversely impact Prudential’s reputation and brand, the results of its operations, its ability to attract and retain customers and its ability to deliver on its long-term strategy and therefore its competitiveness and long-term financial success. Although Prudential’s technology, compliance and other operational systems, models and processes incorporate strong governance and controls designed to manage and mitigate the operational and model risks associated with its activities, there can be no complete assurance as to the resilience of these systems and processes or that governance and controls will always be effective. Due to human error, among other reasons, operational and model risk incidents may occur from time to time and no system or process can entirely prevent them. Prudential’s legacy and other technology systems, data and processes, as with operational systems and processes generally, may also be susceptible to failure or security/data breaches. 3.4 Cyber security risks, including attempts to access or disrupt Prudential’s technology systems, and loss or misuse of personal data, could have potential adverse financial impacts on the Group and could result in loss of trust from Prudential’s customers and employees and reputational damage, which in turn could have material adverse effects on the Group’s business, financial condition, results of operations and prospects. Prudential and its business partners operate in an escalating cyber security risk landscape. Individuals (including employees, contractors and agents) or groups may pose intentional or unintentional threats to the availability, confidentiality, and integrity of Prudential’s technology systems. These risks extend to the security of both corporate and customer data. The evolution of ransomware (a form of malicious software (malware) designed to restrict data access until a ransom is paid) could pose a threat to Prudential by impeding operations or resulting in the public exposures of sensitive information if the ransom is not promptly paid. Where these risks materialise, this could result in disruption to key operations, make it difficult to recover critical data or services, or damage assets, any of which could result in loss of trust from Prudential’s customers and employees, reputational damage and direct or indirect financial loss. The vast amount of personal and financial data held by financial services companies makes them attractive targets for cyber crime groups. Recent trends indicate that ransomware attacks are on the rise due to the proliferation of ransomware exploit toolkits and Ransomware-as-a-Service (RaaS) offerings, which provide threat actors with easy access to powerful attack tools. Simultaneously, global cyber security threats are becoming more sophisticated and impactful. As financial institutions increasingly rely on third-party vendors and interconnected systems, vulnerabilities in these supply chains can also be exploited by cyber criminals. A compromised vendor or service provider could inadvertently introduce malicious code or backdoors into the financial institution’s infrastructure, leading to potential data breaches or ransomware incidents. Prudential’s increasing profile in its current markets and those in which it is entering, growing customer interest in interacting with their insurance providers and asset managers through the internet and social media, improved brand awareness, and increasing adoption of the Group’s digital platforms could also increase the likelihood of Prudential being considered a target by cyber criminals. There is an increasing requirement and expectation on Prudential and its business partners not only to hold the data of customers, shareholders and employees securely, but also to ensure its ongoing accuracy and that it is being used in a transparent, appropriate and ethical way, including in decision-making where automated processes or AI are employed. As Prudential and its business partners increasingly adopt digital technology including AI in business operations, the data the Group generates creates an opportunity to enhance customer engagement while maintaining a responsibility to keep customers’ personal data safe. Various policies and frameworks are in place to govern the handling of customers' data. A failure to adhere to these policies may result in regulatory scrutiny and sanctions and detriment to customers and third-party partners, and may adversely impact the reputation 73 and brand of the Group, its ability to attract and retain customers, and deliver on its long-term strategy, and therefore the results of its operations. The risk to the Group of not meeting these requirements and expectations may be increased by the expansion of cloud-based infrastructure and the usage of digital distribution and service channels, which can collect a broader range of personal and health-related data from individuals at increased scale and speed, as well as the use of complex tools, machine learning and AI technologies to process, analyse and interpret this data. New and currently unforeseeable regulatory, reputational and operational issues may also arise from the increased use of emerging technology such as generative AI which requires careful consideration and guardrails established to enable its safe use. Regulatory developments in cyber security and data protection continue to progress worldwide. In 2024, the momentum in focus on data privacy continued to increase, with regulators in Asia and globally introducing new data privacy laws or enhancing existing ones (eg new data protection laws in Indonesia which came into effect in October 2024, the EU AI Act passed in May 2024, and the new GenAI Guidelines and AI Verify Framework issued in Singapore). Such developments may increase the complexity of requirements and obligations in this area, in particular where they involve AI or data localisation restrictions, or impose differing and/or conflicting requirements compared with those of other jurisdictions. Prudential faces increased financial and reputational risks due to both dynamic changes in the regulatory landscape and the risk of a significant breach of IT systems or data. These risks extend to joint ventures and third-party suppliers in light of a dynamic cyber threat landscape including supply chain compromise, computer viruses, unauthorised access and cyber security attacks such as ‘denial of service’ attacks, phishing and disruptive software campaigns. Despite multi-layered security defences, there is no guarantee that such events will not occur, and they could have significant adverse effects on Prudential’s business, financial condition, results of operations and prospects. 3.5 Prudential’s digital platforms may heighten existing business risks to the Group or introduce new risks as the markets in which it operates, and its partnerships and product Prudential’s digital platforms are subject to a number of risks. In particular, these include risks related to legal and regulatory compliance and the conduct of business; the execution of complex change initiatives; information security and data privacy; the use of models and the handling of personal data (including those using or used by AI); the resilience and integrity of IT infrastructure and operations; and those relating to the management of third parties. These existing risks for the Group may be increased due to several factors: – The number of current and planned markets in which Prudential’s digital platforms operate, each with their own laws and regulations, regulatory and supervisory authorities, the scope of application of which may be uncertain, conflicting or change at pace, may increase regulatory compliance risks; – The implementation of planned digital platforms and services, which may require the delivery of complex, interconnected change initiatives across current and planned markets. This may give rise to design and execution risks, which could be amplified where these change initiatives are delivered concurrently; – The increased volume, breadth and sensitivity of data on which the digital platforms are dependent and to which the Group has access, holds, analyses and processes through its models, increases information security, data privacy and usage risks. Furthermore, the use of complex models, including where AI is used for critical decision-making, in an application’s features and offerings may give rise to ethical, operational, conduct, litigation and reputational risks if they do not function as intended; – Reliance on and/or collaboration with a number of third-party partners and providers, which may vary according to the market. This may increase operational disruption risks to the uninterrupted provision of services to customers, regulatory compliance and conduct risks, and the potential for reputational risks; and – Support for, and development of, the platforms being provided outside some of the individual markets in which the platforms operate, which may increase the complexity of local legal and regulatory compliance. New product offerings and functionality (including those supported by AI) may be developed and provided through the digital platforms, which may introduce new regulatory, operational, conduct and strategic risks for the Group. Regulations may be introduced, which limit the permitted scope of online or digitally distributed insurance and asset management services, or deployment of new technological services, and may restrict current or planned offerings provided by the platform. A failure to implement appropriate governance and management of the incremental and new risks detailed above may adversely impact Prudential’s reputation and brand, its ability to attract and retain customers, its competitiveness, its ability to deliver on its long-term strategy and the financial position of the Group. 3.6 Prudential operates in certain markets with joint venture partners and other shareholders and third parties. These businesses face the same risks as the rest of the Group and also give rise to certain risks to Prudential that the Group does not face with respect to its wholly-owned subsidiaries. Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures and other joint ownership or third-party arrangements (including associates). The financial condition, operations and reputation of the Group may be adversely impacted, or the Group may face regulatory censure, in the event that any of its partners fails or is unable to meet its obligations under the arrangements, encounters financial difficulty, or fails to comply with local or international regulation and standards such as those pertaining to the prevention of financial crime and sustainability (including climate-related) risks (see risk factor 2.1 above), or fails to resolve disputes that may arise from existing agreements or during the course of implementing business strategy. Reputational risks to the Group are amplified where any joint ventures or jointly owned businesses carry the Prudential name. A material proportion of the Group’s business comes from its joint venture and associate businesses in Mainland China and India, respectively. For such operations the level of control exercisable by the Group depends on the terms of the contractual agreements as well as local regulatory constraints applicable to the joint venture and associate businesses, such as listing requirements; and in particular those terms providing for the allocation of control among, and continued cooperation between, the participants. As a result, the level of oversight, control and access to management information the Group is able to exercise at these operations may be lower compared to the Group’s wholly-owned businesses. This may increase the uncertainty for the Group over the financial condition of these operations, including the valuation of their investment portfolios and the extent of their invested credit and counterparty credit risk exposure, resulting in heightened risks to the Group as a whole. This may particularly be the case where the geographies in which these operations are located experience market or sector-specific slowdowns, disruption, volatility or deterioration (such as the negative developments in the Mainland Chinese economy). In addition, the level 74 of control exercisable by the Group could be affected by changes in the maximum level of foreign ownership imposed on foreign companies in certain jurisdictions. The exposure of the Group to the risks detailed in risk factor 3.1 above may also evolve in line with the Group’s strategic initiatives, such as the expansion of the Group’s operations through joint ventures or jointly owned businesses. In addition, a significant proportion of the Group’s product distribution is carried out through agency arrangements and contractual arrangements with third-party service providers not controlled by Prudential, such as bancassurance arrangements, and the Group is therefore dependent upon the continuation of these relationships. The effectiveness of these arrangements, or temporary or permanent disruption to them, such as through significant deterioration in the reputation, financial position or other circumstances of the third-party service providers, material failure in controls (such as those pertaining to third-party service providers’ systems failure or the prevention of financial crime), regulatory changes affecting their governance or operation, or their failure to meet any regulatory requirements could adversely affect Prudential’s reputation and its business, financial condition, results of operations and prospects. 3.7 Adverse experience relative to the assumptions used in pricing products and reporting business results could significantly affect Prudential’s business, financial condition, results of operations and prospects. In common with other life insurers, the profitability of the Group’s businesses depends on a mix of factors including mortality and morbidity levels and trends, policy surrenders and other policy discontinuances, and take-up rates on guarantee features of products, investment performance and impairments, unit cost of administration and new business acquisition expenses. The Group’s businesses are subject to inflation risk. In particular, the Group’s medical insurance businesses are also exposed to medical inflation risk, which is often in excess of general price inflation. The potential adverse impacts to the profitability of the Group’s businesses from the upheavals in financial markets and levels of economic activity on customer behaviours are described in risk factor 1.1 above. While the Group has the ability to reprice some of its products, the frequency of repricing may need to be increased. Such repricing is dependent on the availability of operational and resource capacity to do so, as well as the Group’s ability to implement such repricing in light of the increased regulatory and societal expectations reflecting the affordability of insurance products and the protection of vulnerable customers, as well as the commercial considerations of the markets the Group operates in. The profitability of the Group’s businesses also may be adversely impacted by the medical reimbursement downgrade experience following any repricing. Prudential, like other insurers, needs to make assumptions about a number of factors in determining the pricing of its products, for setting reserves, and for reporting its capital levels and the results of its long-term business operations. A further factor is the assumptions that Prudential makes about future expected levels of the rates of early termination of products by its customers (known as persistency). This is relevant to a number of lines of business in the Group. Prudential’s persistency assumptions reflect a combination of recent past experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. Any expected change in future persistency is also reflected in the assumptions. If actual levels of persistency are significantly different than assumed, the Group’s results of operations could be adversely affected. In addition, Prudential’s business may be adversely affected by epidemics, pandemics and other effects that give rise to a large number of deaths or additional sickness claims, as well as increases to the cost of medical claims. Pandemics, significant influenza and other epidemics have occurred a number of times historically, but the likelihood, timing or severity of future events cannot be predicted. The effectiveness of external parties, including governmental and non-governmental organisations, in combatting the spread and severity of any epidemics, as well as pharmaceutical treatments and vaccines (and their rollouts) and non-pharmaceutical interventions, could have a material impact on the Group’s claims experience. Prudential uses reinsurance to selectively transfer mortality, morbidity and other risks. This exposes the Group to: the counterparty risk of a reinsurer being unable to pay reinsurance claims or otherwise meet their commitments; the risk that a reinsurer changes reinsurance terms and conditions of coverage, or increases the price of reinsurance which Prudential is unable to pass on to its customers; the risk of ambiguity in the reinsurance terms and conditions leading to uncertainty whether an event is covered under a reinsurance contract; and the risk of being unable to replace an existing reinsurer, or find a new reinsurer, for the risk transfer being sought. Any of the foregoing, individually or together, could have a material adverse effect on Prudential’s business, financial condition, results of operations and prospects. 4 Risks relating to legal and regulatory requirements 4.1 Prudential conducts its businesses subject to regulation and associated regulatory risks, including a change to the basis of the regulatory supervision or intervention of the Group, the level of regulatory scrutiny arising from the Group’s reported events, the effects and pace of changes in the laws, regulations, policies, their interpretations and application, and any industry/accounting standards in the markets in which it operates. Any non-compliance with laws, regulations, government policies, or common industry practices and standards or rules in the financial services and insurance sector (including those applicable to relevant companies, individuals or distributors) can adversely affect Prudential’s operations, licences or business continuity. In the markets in which Prudential operates, it is subject to regulatory requirements for ongoing operations as well as obligations with respect to financial crime, including anti-money laundering (AML), sanctions compliance, and anti-corruption and fraud, which may either impose obligations on the Group to act in a certain manner or restrict the way that the Group can act in respect of specified individuals, organisations, businesses, territories and/or governments. A failure to comply with such requirements may adversely impact the reputation of Prudential and/or result in the imposition of legal or regulatory penalties, heightened regulatory scrutiny or enforcement actions, or restrictions on the Group. The impact from regulatory developments may also be material to Prudential; for instance, changes may be required to its product range, distribution channels, sales and servicing practices, data handling, operational processes, competitiveness, profitability, capital requirements, risk appetite and risk management approaches, corporate or governance structure, financial and non-financial disclosures and reported results, and financing requirements. Changes in capital-related regulations may affect the sensitivity of capital to market factors and the allocation of capital and liquidity within the Group. Regulators may also change solvency requirements or methodologies for determining components of the regulatory or statutory balance sheet, including the 75 reserves and the level of capital required to be held by individual businesses (with implications to the Group capital position). Other government interventions due to financial and global economic conditions may also potentially lead to tightened business operating environment and heightened regulatory scrutiny. For internationally active groups such as Prudential, operating across multiple jurisdictions (including cross-border activities) may increase the complexity and volume of legal and regulatory compliance challenges. The multitude of laws and regulations in the jurisdictions in which Prudential operates is dynamic and may be subject to ongoing changes. Legal and regulatory obligations may also be unclear in their application to particular circumstances, which may affect Prudential’s ability to enforce the Group’s rights in the manner intended and reduce predictability for Prudential’s business operations. Compliance with Prudential’s legal or regulatory obligations, including those in respect of international sanctions, sustainability efforts and human resources practices, in one jurisdiction may conflict with the law or policy objectives of another jurisdiction, or may be seen as supporting the law or policy objectives of that jurisdiction over another, creating additional legal, regulatory compliance and reputational risks for the Group. Geopolitical and global tensions may also lead to realignment among blocs, or challenging supply chains, which may lead to an increase in the volume and complexity of international sanctions or controls. These risks may be increased where uncertainty exists on the scope of regulatory requirements and obligations, and where the complexity of specific cases applicable to the Group is high. Further information on specific areas of regulatory and supervisory requirements or changes is included below. a Group-wide Supervision (GWS) regulatory framework The Hong Kong Insurance Authority (Hong Kong IA) is the Group-wide supervisor for Prudential. The Group is subject to the Hong Kong IA's GWS Framework, which is principles-based and outcome-focused, allowing the Hong Kong IA to exercise direct regulatory powers over the designated holding companies of multinational insurance groups. Prudential has in place various monitoring mechanisms and controls to ensure ongoing sustainable compliance and to promote constructive engagement with the Hong Kong IA as its Group-wide supervisor. b The Group's regulatory landscape In 2024, the Hong Kong IA and regulators in the markets in which Prudential operates continued to focus on customer protection and the resilience of the insurance industry, including the management of business practices and operational soundness with appropriate governance and controls. New mandates and guidelines were issued in several markets whereby industry participants are required to assess, monitor and manage non-financial, financial and sustainability risks. Business conduct and consumer protection remain the priority for regulators, with emphases on products, sales, servicing and data protection expectations, as well as various operational processes including resilience, investment management, third-party management and technology management. Major regulatory changes and reforms are in progress in some of the Group’s key markets, with some uncertainty regarding the full impact to Prudential: – In Hong Kong, the Hong Kong IA enhanced regulatory standards in 2024 for broker business models involving customer referral arrangements and insurers' intermediary oversight obligations, with the aim to reduce unlicensed activities and improve industry practices. Moreover, the Hong Kong IA issued Guideline 34 to set out the expectations for authorised insurers in managing fund(s) in respect of participating business, including the fair and equitable allocation of distributable surplus/profits, alignment with policyholders’ reasonable expectations, sustainable management, and compliance with the Board-approved governance. As this product category matures over the coming years and enters into new stages of its lifecycle, management of the interplays between these expectations may increase in complexity. Additional customer protection requirements are anticipated in 2025. The Hong Kong IA updated its cyber security requirements to include a new resilience assessment framework in December 2024, and has also expressed its short-term goal of developing a regulatory framework for AI. – In Mainland China, regulatory developments in the financial sector have continued, potentially increasing compliance risk to the Group. In 2024, the National Financial Regulatory Administration (NFRA) reinforced the importance of insurance and its role in enhancing the robustness of the Chinese financial system with ongoing regulatory initiatives on market shift to value and efficiency, adaptions to the local regulatory solvency regime, robust risk management and compliance practices, asset-liability management strengthening, corporate governance and customer protection. In May 2024, the NFRA removed the restriction on the number of insurance partners allowed for banks. This change is expected to intensify competition within the bancassurance space. In August 2024, the NFRA reduced the cap on pricing interest rates for various insurance product types and directed the industry towards a more dynamic market-linked pricing mechanism in the future. – In Singapore, following the discovery of the $2.2 billion money-laundering ring in the market in 2023, the local authorities announced a new AML strategy in October 2024 to maintain the effectiveness of the national AML framework to prevent, detect, and enforce money laundering issues. The strategy also incorporates the revised money laundering national risk assessment of the Monetary Authority of Singapore (MAS) to enhance risk understanding and mitigation measures. – In Malaysia, Bank Negara Malaysia (BNM) continued to issue and propose new regulatory changes in 2024 with varying implications on medical health product offerings, quantum of product repricing, and product disclosures to ensure fair treatment of vulnerable customers. The BNM has also initiated revised capital adequacy requirements aimed at improving risk-based capital measurements and reporting, scheduled to take effect in 2027. – In Indonesia, the focus on insurance industry regulation and supervision remains high with the Otoritas Jasa Keuangan (OJK) five-year roadmap in place to enhance policyholder protection and financial and operational controls. This roadmap covers data, capital, products, actuarial, risk, and control frameworks and applies from 2023 until 2027. – In Vietnam, significant insurance regulatory changes were made during 2023-2024 to enhance customer protection, operational controls, sales professionalism and bancassurance practices. The insurance players are in the process of transitioning to the changing regulatory landscape, including a restriction imposed to prohibit banks from bundling non-compulsory insurance products alongside other financial services starting in July 2024. – In Thailand, the Office of Insurance Commission presented draft amendments to the life and non-life insurance laws in December 2023, covering changes in shareholding, dividends, products and sales, capital fund, finance, and mergers and acquisitions. The draft amendments primarily aim to elevate governance standards within the insurance industry and are currently subject to the local legislative process. – In the Philippines, financial product and customer service requirements were fully adopted in 2024 following an 18-month transition period since being issued by the Insurance Commission in March 2023. The updated requirements include product and service disclosures, a systematic approach to customer assistance and conduct risk management, and additional complaints filing. – In India, the Insurance Regulatory and Development Authority of India (IRDAI) continues to focus on industry reform and global competitiveness. The IRDAI is promoting the use of technology to transform the insurance landscape in the country, aiming to become a major insurance market globally by 2032. In addition, the IRDAI is planning to introduce risk-based capital 76 requirements. These changes will unfold over time and will be influenced by various factors including the overall economic environment, consumer behaviour, and technological advancements. The increasing use of technology and digital services across the industry has led to new and unforeseen regulatory requirements and issues, including expectations regarding the governance and ethical use of technology, AI, as well as other resilience-related aspects such as data security, privacy and cyber resilience. Further, distribution and product suitability linked to innovation continues to set the pace of regulatory change related to conduct in Asia. Prudential falls within the scope of these conduct and resilience-related regulations, requiring that regulatory developments are appropriately addressed. The pace and volume of sustainability-related regulatory changes, including ESG and climate-related changes, are also increasing. Regulators, including the Hong Kong IA, the MAS, the BNM and the Financial Supervisory Commission in Taiwan, are either in the process of developing or have developed supervisory and disclosure requirements or guidelines related to environmental and climate change risk management. Other regulators are expected to develop or are at different stages of developing similar requirements. While the Hong Kong IA has yet to propose any insurance-specific regulations on sustainability and climate, it has regularly emphasised its increasing focus in this area to support Hong Kong’s position as a regional green finance hub. With international regulatory and supervisory bodies, such as the ISSB and Taskforce on Nature-related Disclosures, progressing on global sustainability and climate-related disclosure requirements, local jurisdictions are considering adopting and mandating implementation. In 2024, the Stock Exchange of Hong Kong and the Singapore Exchange incorporated IFRS climate-related disclosure standards into their reporting rules. Recent high-profile examples of government and regulatory enforcement and civil actions against companies for misleading investors on sustainability and ESG-related information demonstrate that disclosure, reputational and litigation risks remain high and may increase, particularly as companies increase their disclosures or product offerings in this area. International and local regulatory and industry bodies, such as the UK Financial Conduct Authority, the European Securities and Market Authority, and the MAS have further established more prescriptive requirements and guidelines regarding the use of sustainability and ESG nomenclature in the labelling of investment products. These changes and developments, against the backdrop of contrary trends in the US, may give rise to regulatory compliance, customer conduct, operational, reputational, and disclosure risks, requiring Prudential to coordinate across multiple jurisdictions to apply a consistent risk management approach. A rapid pace and high volume of regulatory changes and interventions, and the swiftness of their application, including those driven by the financial services industry, have been observed in recent years across many of the Group’s markets. The transformation and regulatory changes have the potential to introduce new, or increase existing, regulatory risks and supervisory interest, while increasing the complexity of ensuring concurrent regulatory compliance across markets driven by the potential for increased intra-group connectivity and dependencies. In jurisdictions with ongoing policy initiatives and regulatory developments that will impact the way Prudential is supervised, these developments are monitored at both market and Group level and inform the Group’s risk framework and engagement with regulators or supervisors, government policymakers and industry groups. c International insurance standards developments The International Association of Insurance Supervisors (IAIS) sets global standards for the insurance sector, through the Insurance Core Principles (ICPs) and the Common Framework (ComFrame). The ICPs provide a broad framework for insurance supervision globally, while ComFrame offers additional, specific standards for the supervision of Internationally Active Insurance Groups (IAIGs). These standards significantly influence group-wide regulatory frameworks such as the Hong Kong IA’s GWS requirements, consequently impacting Prudential, which has been designated as an IAIG by the Hong Kong IA according to the criteria set out in IAIS’s ComFrame. The IAIS's standards and guidelines also play a crucial role in shaping regional regulations in many jurisdictions in which Prudential operates. There are a number of ongoing global regulatory developments by the IAIS that could lead to additional macroprudential and conduct requirements that could result in additional burdens or adverse impacts on the Group and its business units. These developments cover monitoring key insurance risks and trends, including protection gaps, setting standards and providing guidance, assessing the implementation of standards in the areas of systemic risk, the Insurance Capital Standard (ICS), sustainability risk (including climate risk), and cyber and AI-related risks in the global insurance sector. In December 2022, the Financial Stability Board (FSB), a global body that ensures international financial stability, endorsed the IAIS’s Holistic Framework, an enhanced framework for monitoring and mitigating systemic risk in the insurance sector. From December 2024, the FSB will publish an annual list of insurers that will be subject to resolution requirements, in order to provide transparency to market participants that the reported insurers and their regulators and supervisors are working to be better equipped to address stress or failure, and shows that the relevant authorities are working together across borders. In 2025, the IAIS will update ICP and ComFrame material in relation to recovery planning and resolution. The Hong Kong IA is also working on resolution planning to reflect FSB recommendations. In 2025, the IAIS will also undertake the triennial methodology review of the Global Monitoring Exercise (GME) and report to the FSB to inform its review of the process for assessing and mitigating systemic risk, based on the Holistic Framework. Within local jurisdictions, designations of Domestic Systemically Important Insurers (D-SIIs) may result in disproportionate regulation applied to the designated entities. The MAS introduced a D-SII framework effective from 1 January 2024 in Singapore, and the Hong Kong IA conducted an industry-wide consultation on a D-SII framework in 2024 that could apply to insurance groups and companies under the Hong Kong IA’s supervision from 2025. The ICS was adopted by the IAIS in December 2024, and is a global, risk-based measure of capital adequacy for IAIGs as the quantitative element of IAIS’s ComFrame. The ICS will serve as a group-wide prescribed capital requirement (PCR), which is a solvency control level below which supervisors will intervene on group capital adequacy grounds. Prudential, as an IAIG, will work with the Hong Kong IA on the implementation of ICS. As a result, there remains a degree of uncertainty over the potential impact of ongoing global industry and regulatory developments across the Group. d Changes in accounting standards and other principles to determine financial metrics The Group’s financial statements are prepared in accordance with IFRS. In addition, the Group provides supplementary financial metrics prepared on alternative bases to discuss the performance and position of its business. Any changes or modification to IFRS accounting policies or the principles applied to determine the supplementary metrics may require a change in the way in which future results will be determined and/or a retrospective adjustment of reported results to ensure consistency. Furthermore, investors, rating agencies and other stakeholders may take time to gain familiarity with the revised results and to interpret the Group’s business performance and dynamics. Such changes may also require systems, processes and controls to be updated and developed that, if not managed effectively, may increase the operational risk of the Group in the short term. 77

e Policyholder protection schemes Various jurisdictions in which Prudential operates have created policyholder protection schemes that require mandatory contributions from market participants in some instances in the event of a failure of a market participant. As a major participant in the majority of its chosen markets, circumstances could arise in which Prudential, along with other companies, may be required to make such contributions. 4.2 The conduct of business in a way that adversely impacts the fair treatment of customers could have a negative impact on Prudential’s business, financial condition, results of operations and prospects or on its relations with current and potential customers. In the course of its operations and at any stage of the customer and product life cycle, the Group or its intermediaries may conduct business in a way that adversely impacts customer outcomes and the fair treatment of customers (‘conduct risk’). This may arise through a failure to design, provide and promote suitable products and services to customers that meet their needs, are clearly explained or deliver real value, provide and promote a high standard of customer service, appropriately and responsibly manage customer information, or appropriately handle and assess complaints. A failure to identify or implement appropriate governance and management of conduct risk may result in harm to customers and regulatory sanctions and restrictions, and may adversely impact Prudential’s reputation and brand, its ability to attract and retain customers, its competitiveness, and its ability to deliver on its long-term strategy. There is an increased focus by regulators and supervisors on customer protection, suitability and inclusion across the markets in which the Group operates, thereby increasing regulatory compliance and reputational risks to the Group in the event the Group is unable to effectively implement the regulatory changes and reforms stated in risk factor 4.1 above. Prudential is, and in the future may continue to be, subject to legal and regulatory actions in the ordinary course of its business on matters relevant to the delivery of customer outcomes. Such actions relate, and could in the future relate, to the application of current regulations or the failure to implement new regulations, regulatory reviews of broader industry practices and products sold (including in relation to lines of business that are no longer active) in the past under acceptable industry or market practices at the time and changes to the tax regime affecting products. Regulators may also focus on the approach that product providers use to select third-party distributors and to monitor the appropriateness of sales made by them and the responsibility of product providers for the deficiencies of third-party distributors. There is a risk that new regulations introduced may have a material adverse effect on the sales of the products by Prudential and increase Prudential’s exposure to legal risks. Any regulatory action arising out of the Group’s position as a product provider could have an adverse impact on the Group’s business, financial condition, results of operations and prospects, or otherwise harm its reputation. 4.3 Litigation, disputes and regulatory investigations may adversely affect Prudential’s business, financial condition, cash flows, results of operations and prospects. Prudential is, and may in the future be, subject to legal actions, disputes and regulatory investigations in various contexts, including in the ordinary course of its insurance, asset management and other business operations. These legal actions, disputes and investigations may relate to aspects of Prudential’s businesses and operations that are specific to Prudential, or that are common to companies that operate in Prudential’s markets. Legal actions and disputes may arise under contracts, regulations or from a course of conduct taken by Prudential, including class action litigation. Although Prudential believes that it has adequately provided in all material respects for the costs of known litigation and regulatory matters, no assurance can be provided that such provisions will be sufficient or that material new matters will not arise. Given the large or indeterminate amounts of damages sometimes sought, other sanctions that might be imposed and the inherent unpredictability of litigation and disputes, it is possible that an adverse outcome could have an adverse effect on Prudential’s business, financial condition, cash flows, results of operations and prospects. In addition, Prudential operates in some jurisdictions in which the legal framework for the enforcement of contracts can be unpredictable. As a consequence, the enforceability of legal obligations and their interpretation may change or be subject to inconsistent application, which could adversely affect Prudential’s legal rights. 4.4 Changes in tax legislation may result in adverse tax consequences for the Group’s business, financial condition, results of operations and prospects. Tax rules, including those relating to the insurance industry, and their interpretation may change, possibly with retrospective effect, in any of the jurisdictions in which Prudential operates. Significant tax disputes with tax authorities, and any change in the tax status of any member of the Group or in taxation legislation or its scope or interpretation could affect Prudential’s business, financial condition, results of operations, and prospects. The Organisation for Economic Co-operation and Development (OECD) is currently undertaking a project intended to modernise the global international tax system, commonly referred to as Base Erosion and Profit-Shifting 2.0. The project has two pillars. The first pillar is focused on the allocation of taxing rights between jurisdictions for in-scope multinational enterprises that sell cross-border goods and services into countries with little or no local physical presence. The second pillar is focused on developing a global minimum tax rate of 15 per cent applicable to in-scope multinational enterprises. On 8 October 2021 the OECD issued a statement setting out the high-level principles which have been agreed by over 130 jurisdictions involved in the project. Based on the 8 October 2021 OECD statement, Prudential does not expect to be affected by proposals under the first pillar given they include an exemption for regulated financial services companies. On 20 December 2021 the OECD published detailed model rules for the second pillar. These rules will apply to the Group when implemented into the national law of jurisdictions where it has entities within the scope of the rules. The OECD also issued a number of detailed guidance documents to assist with interpreting the model rules from 2022 to 2024, and is expected to publish further new guidance in 2025 which will affect the interpretation of already implemented legislation. Several jurisdictions in which the Group has operations have implemented either a global minimum tax or a domestic minimum tax at a rate of 15 per cent, in line with the OECD proposals, effective for either 2024 onwards or 2025 onwards. Hong Kong, where the Group’s ultimate parent entity is a tax resident, is in the process of implementing both the global minimum tax and domestic minimum tax effective for 2025 onwards. The Hong Kong rules once implemented will be the rules with most relevance for Prudential. 78

In compliance with the relevant IFRS accounting standard, the Group will separately disclose any amount of global minimum tax included in the Group’s IFRS tax charge for the relevant accounting period. The rules are complex and require calculations to be undertaken at jurisdiction level aggregating all in-scope entities in that jurisdiction into a single calculation. The design of the rules when applied to Prudential means that a global minimum tax is most likely to arise, and have an adverse impact on Prudential, in periods where there is positive investment performance in jurisdictions whose domestic corporate income tax regimes have features favouring certain types of investment. 79

Supervision and regulation of Prudential Prudential has insurance and investment operations in Asia and Africa, and is subject to applicable material insurance and other financial services regulations discussed below. The Hong Kong Insurance Authority (Hong Kong IA) is the Group-wide supervisor for Prudential. The Hong Kong IA’s GWS Framework applies a principles-based and outcome-focused approach and allows the Hong Kong IA to exercise direct regulatory powers over the designated holding companies of international insurance groups as authorised by the Insurance Ordinance (Cap.41) of the Hong Kong Special Administrative Region of the People's Republic of China with details specified under “GL32: Guideline on Group Supervision” issued by the Hong Kong IA. Prudential also applies the Insurance (Group Capital) Rules issued by the Hong Kong IA to determine group regulatory capital requirements (both minimum and prescribed levels). Further information is provided in the ‘Explanation of Performance and Other Financial Measures’ section and in note I(i) of Additional Unaudited Financial Information. Prudential’s individual insurance and asset management businesses are supervised at a local entity level and local statutory capital requirements apply. For more detailed information on the framework of local capital requirements, see note C9 of the Consolidated Financial Statements. Global regulatory and geopolitical developments and trends Prudential operates in highly regulated markets, and as the nature and focus of regulations and laws evolve, the complexity of regulatory compliance continues to increase and represents a challenge for international businesses. Regulatory focus on the financial services industry remains broad and often concurrent, and includes areas such as customer conduct and protection, information technology and data protection and residency, third-party management, systemic risk regulation, capital, investment management, corporate governance and sustainability-related topics. In conduct regulation, there is a continuing focus at the international level and across jurisdictions on market behaviour, customer protection, sustainable investment, and the overall culture and business practices of industry participants. Regulators are also putting growing emphasis on the economic consequences that poor value products and services have on consumers and are adapting regulations to address these issues. Additionally, innovations, including the use of artificial intelligence (AI), are influencing the pace of regulatory changes in cyber and data security and the ethical use of AI and robotics. Prudential falls under scope of these conduct regulations and remains committed to meeting customer needs and expectations and ensuring regulatory changes are appropriately implemented. Developments in domestic and international capital standards continue to evolve, including ongoing capital initiatives being considered by regulators in Prudential markets such as Malaysia, Indonesia, Thailand, Taiwan and India. Changes in regulations related to capital have the potential to change the extent of capital sensitivity to market factors. There are also a number of evolving international developments in standards that could potentially impact Prudential’s businesses in the many jurisdictions in which they operate. Mandated by the Financial Stability Board (FSB) and the International Association of Insurance Supervisors (IAIS), the work includes ongoing standard setting and guidance in the areas of systemic risk and the Insurance Capital Standard (ICS) as a consolidated group-wide capital standard. In 2024, the IAIS Executive Committee approved the final version of the ICS as a prescribed capital requirement for internationally active insurance groups (IAIGs). This will be further put forward for international regulators, including the Hong Kong IA, to consider how it applies in local markets. The pace and volume of regulatory changes and interventions, and the swiftness of their application including those driven by the financial services industry, have been noticed in recent years in many of the Group’s markets. Prudential’s portfolio of transformation and regulatory change programmes have the potential to introduce new, or increase existing, regulatory risks and supervisory interest while increasing the complexity of ensuring concurrent regulatory compliance across markets driven by potential for increased intra-group connectivity and dependencies. In jurisdictions where Prudential operates with ongoing policy initiatives and regulatory developments which will impact the way Prudential is supervised, these developments continue to be monitored by the Group at a market and global level and these considerations form part of the Group’s risk framework and ongoing engagement with government policy makers, industry groups and regulators. Ongoing risk management and mitigation of regulatory risk at Prudential includes a comprehensive set of regulatory compliance and financial crime operating arrangements, including policies, procedures, reporting protocols, risk management measures, disclosures and training, to ensure ongoing compliance with regulatory and legal obligations. Appropriate controls or tools have been systematically integrated into the day-to-day operations of Prudential, including but not limited to risk assessment of the Group's Business Plan which includes consideration of the Group’s current strategies; monitoring and assessment of business controls and regulatory landscape with explicit compliance consideration of risk themes in strategic decisions and cross border activities/payments; and compliance conformance activities to ensure adherence with in-force regulations and management of new regulatory developments. In addition, Prudential’s business can be significantly affected by geopolitical developments. Global events such as the late 2024 United States (US) Presidential election and its potential impact on regulation and on international dynamics, including economic and trade policy, ongoing conflicts in Russia-Ukraine and Israel-Gaza, may exacerbate geopolitical risks, including the potential for additional realignment among blocs or global polarisation. Escalation scenarios could see wider economic impacts, including on asset valuations, particularly through oil, energy and gold prices, a supply shock that could lead to higher headline inflation and a further deterioration of the global growth-inflation mix. Heightened US-China tensions may lead to longer-term decoupling and continuing new controls/sanctions. Climate Change and Sustainability Climate and sustainability-related regulatory developments continue to develop at pace, both globally and in Asia. They have been prioritised in the agenda of various regulators and the IAIS. The Group continues to actively engage with, and respond to, discussions, consultations and supervisory information-gathering exercises. Details of the Group’s sustainability-related risks are included in the disclosure on Risk Factors. The Group continues to leverage and share its Group-wide experience and knowledge with its local businesses on their sustainability policies and approaches, both to provide support as well as to help drive consistency across Prudential’s businesses. The Group Risk Framework continues to be critically evaluated to ensure that sustainability-related risks to the Group, and the external impact from the Group’s activities, are appropriately captured. 80

Financial crime In each of the markets in which it operates, Prudential is subject to regulatory requirements and obligations with respect to financial crime including anti-money laundering (AML), anti-bribery and corruption, and sanctions compliance, which may either impose obligations on the Group to act in a certain manner or restrict the way that it can act in respect of specified individuals, organisations, businesses and/or governments. The Group has appropriate systems and controls to mitigate financial crime risks, including sanctions and anti-bribery and corruption, and it examines these on an ongoing basis as part of its proactive supervision agenda. Prudential in Asia Regulators, laws and major regulations of insurance business Prudential operates in highly-regulated markets and under the ever-evolving requirements and expectations of diverse regulatory, legal and tax regimes which may impact its business or the way it is conducted. The businesses in Asia are subject to all relevant local regulatory and supervisory schemes. These laws and regulations vary from jurisdiction to jurisdiction, but it is the local regulators that typically grant (or revoke) licences and therefore control the ability to operate a business. The Hong Kong IA developed its GWS Framework for multinational insurance groups under its supervision based on a principle-based and outcome-focused approach, which enables the Hong Kong IA to exercise regulatory powers over the designated holding companies of multinational insurance groups. The GWS Framework became effective for Prudential upon designation by the Hong Kong IA since May 2021. Prudential has put in place ongoing controls and monitoring mechanisms to ensure ongoing compliance with requirements of the Group-wide Supervisor. In 2024, the Hong Kong IA is considering a Domestic Systemically Important Insurer (D-SII) framework to enhance the stability of Hong Kong’s financial system. Prudential is monitoring the progress and outcome of this regulatory initiative by the Group-wide Supervisor. The complexity of legal and regulatory (including sanctions) compliance continues to evolve and increase in Asia, where economies in the region are in various phases of maturity, also representing a challenge for international businesses. In general (although there are exceptions), regulators in developing economies continue to build the regulatory framework relevant to their level of economic development. Increasing regulatory developments in the region will continue to affect Prudential’s Asia businesses. At the same time, the global geopolitical tensions described under the “Global regulatory and geopolitical developments and trends” section have also posed uncertainties and the complexity regulatory compliance for Prudential’s businesses in some of the jurisdictions. The Group has in place appropriate frameworks designed to continuously monitor and deal with the various regulatory concerns. Consistent with the global trend, the central issues for our regulators in various Asia markets throughout 2024 continued to be efforts to ensure the financial resilience of the insurance industry (including to address issues of solvency and rising interest rates), the protection of customers that are relevant to product and service performance, and operational soundness with appropriate governance and controls. Efforts were made and new regulations and guidelines were continuously issued in a number of markets to assist and require the industry to assess, monitor and manage non-financial and financial risks, including insurance risk, capital and solvency. Business conduct and consumer protection continue to be a key priority for regulators in Asia. The focus continues to be on fair treatment of customers with reasonable outcomes, remuneration structure of agents/distributors, sales and servicing practices including disclosure, data and cyber security, as well as processes to enhance operational resilience, investment management, technology risk management and oversight of third-party vendors. Significant additional details of the regulatory regimes, to which Prudential’s Asia insurance operations are subject, are discussed below: Hong Kong Prudential currently operates two subsidiaries in Hong Kong for life (Prudential Hong Kong Limited) and general (Prudential General Insurance Hong Kong Limited) insurance businesses, with both entities now fully under the regulatory regime of the Hong Kong IA. The sale of mandatory pensions by agents is regulated by the Mandatory Provident Fund (MPF) Schemes Authority which supervises the MPF intermediaries. Investment-linked insurance and voluntary health insurance schemes manufactured by local insurers are also required to obtain approvals respectively from the Securities and Futures Commission and the Health Bureau, before launching of such businesses or new products. The Hong Kong IA has in place comprehensive regulations covering all aspects of the insurance product lifecycle. In 2024, the Hong Kong IA set out increased regulatory standards on the broker business model involving customer referral arrangement and insurers’ intermediary oversight obligations in order to mitigate unlicenced activities and enhance industry practices. The Hong Kong IA has also expressed its short-term goal of developing a regulatory framework for AI and has updated its cybersecurity requirements to include a new resilience assessment framework in December 2024. A new Guideline 34 has also been issued to outline expectations for managing funds related to participating business to ensure fair and equitable financial allocations among policyholders and stakeholders. Other customer protection initiatives are also anticipated for 2025. Singapore Prudential Assurance Company Singapore (Pte.) Limited is registered with the Monetary Authority of Singapore (the MAS) to design and sell life, accident and health insurance products pursuant to the Insurance Act and Financial Advisers Act. Under the Insurance Act, the MAS is responsible for insurance regulation and supervision of insurance companies. The MAS has detailed regulatory frameworks to govern insurance companies and the distribution of insurance products in Singapore. MAS regulations cover, inter alia, product development, pricing and management of insurance products, market conduct standards, investments undertaken, public disclosure requirements, reinsurance management, maximum representatives tier structure, loans and advances and product disclosure. The MAS also issues directions and regulations for the prevention of money laundering and to counter financing terrorism. This is in addition to the general AML law under which suspicious transactions must also be notified to the Commercial Affairs Department, an enforcement agency of the Singapore Police Force. The Financial Adviser Act gives the MAS the authority to regulate and supervise all financial advisory activities conducted by insurance companies. The MAS regulation covers, among other things, the appointment, training and remunerations of representatives, disciplinary action, mandatory disclosure to clients, sales and recommendations process on investment products, replacement (switching) of investment products and fair dealings with customers. Mandatory disclosure to clients covers both product information and basic data about the representatives and the firm. On 1 January 2024, Prudential Singapore has been officially designated by the MAS as one of the Domestic Systemically Important Insurers (D-SIIs), with specific requirements by the MAS on recovery and resolution planning, management information systems and corporate governance. 81

In Singapore, following the discovery of the USD2.2 billion money-laundering ring in the market in 2023, the local authorities announced a new AML strategy in October 2024 to maintain the effectiveness of the national AML framework to prevent, detect, and enforce money laundering issues. The strategy also incorporates the revised money laundering national risk assessment of the Monetary Authority of Singapore (MAS) to enhance risk understanding and mitigation measures. Indonesia PT. Prudential Life Assurance and its subsidiary PT Prudential Sharia Life Assurance are authorised to carry out long-term insurance business in Indonesia. Prudential’s operations in Indonesia are authorised to distribute life insurance products based on either conventional or Syariah principles, through agency, bancassurance (including direct marketing) and other alternate distribution channels. The financial regulatory regime in Indonesia operates on a ‘twin peaks’ model with the Financial Services Authority of Indonesia, the Otoritas Jasa Keuangan (OJK) responsible for microprudential supervision and Bank Indonesia retaining its macroprudential responsibilities. The implementation of AML controls in the insurance industry is monitored by the Indonesian Financial Transaction Reports and Analysis Center, or Pusat Pelaporan dan Analisis Transaksi Keuangan in Indonesian. General supervisory focus on insurer governance has increased, in particular on the autonomy of decision-making of local insurers. In 2023, the OJK issued its five-year industry roadmap with plans to establish an insurance industry that is healthy, efficient, integrity, strengthens consumer and community protection, and supports national economic growth. The roadmap has covered areas to enhance policyholder protection as well as other aspects on licensing, data, capital, products, actuarial, risk and controls. The implementation of this roadmap is planned in three phases from 2023 to 2027, with ongoing initiatives to enhance customer protection, data, capital, products, actuarial, regulatory reporting, risk and control framework requirements by the OJK. Malaysia Prudential Assurance Malaysia Berhad (PAMB) carries out life insurance business in Malaysia. The Bank Negara Malaysia (BNM) is the central bank of Malaysia and is the regulatory body responsible for supervising and regulating the financial services sector, including the conduct of insurance and Takaful business (insurance that is compliant with Islamic principles). BNM places considerable emphasis on fair market conduct by the insurance industry and protection of consumers’ interests and is also responsible for administering legislation in relation to AML matters. BNM has the power to enforce sanctions on financial institutions. In addition, PAMB is a member of the Life Insurance Association of Malaysia (LIAM), a self-regulatory body. Resolutions and circulars issued by the LIAM are binding on the member insurance companies. Prudential BSN Takaful Berhad (Prudential Takaful, a Prudential joint venture with Bank Simpanan Nasional) was one of the first overseas insurers to be granted a domestic Takaful License in Malaysia. The Takaful business in Malaysia is regulated by BNM. In addition, Prudential Takaful is also a member of the Malaysian Takaful Association, an association for Takaful operators that seeks to improve industry self-regulation through uniformity in market practice and to promote a higher level of co-operation within the industry. The BNM issued and proposed new regulatory changes with varying degrees of implications to offer medical health products, product disclosures and treat vulnerable customers fairly in 2024. Increasing BNM supervision is expected in these areas. The BNM has also initiated revised capital adequacy requirements in 2024 with the aim to improve the consistency of risk-based capital measurements and reporting, targeted to take effect in 2027. Mainland China CITIC-Prudential Life Insurance Company Limited, Prudential’s joint venture with CITIC in which Prudential has a 50 per cent share, is authorised to conduct life insurance business in China. The body responsible for regulation of the insurance sector is the National Financial Regulatory Administration (NFRA), which is the official body authorised in Mainland China to conduct the administration, supervision and regulation of the Chinese insurance market since May 2023 and to ensure that insurers operate in a stable manner in compliance with the law. In 2024, the NFRA has reinforced the importance of insurance and its role in enhancing the robustness of the Chinese financial system with ongoing regulatory initiatives on market shift to value and efficiency, adaptions to the local regulatory solvency regime, robust risk management and compliance practices, asset-liability management strengthening, corporate governance and customer protection. In May 2024, the NFRA removed the restriction on the number of insurance partners allowed for banks. This change is expected to intensify competition within the bancassurance space. In August 2024, the NFRA reduced the cap on pricing interest rates for various insurance product types and directed the industry towards a more dynamic market-linked pricing mechanism in the future. Thailand Prudential Life Assurance (Thailand) Public Company Limited carries out life insurance business in Thailand. The Office of Insurance Commission, under the supervision of the Ministry of Finance regulates insurers, brokers and agents. The sale of unit linked products are regulated by the Thailand Securities and Exchange Commission. The main regulation regarding AML in Thailand is the Anti-Money Laundering Act of 1999 (AMLA) which has been effective since August 1999. The Anti-Money Laundering Office was also established upon the enactment of the AMLA as a state agency in charge of enforcing the AMLA and anti-terrorism funding regulations, as well as reviewing related regulatory standards. In this regard, the AMLA has undergone several amendments over the years. The Office of Insurance Commission has presented draft amendments to the country's laws for life and non-life insurance, covering changes in shareholding, dividends, products and sales, capital fund, finance, and mergers & acquisitions. The amendments primarily aim to elevate governance standards within the insurance industry and are currently subject to the local legislative process. Vietnam Prudential Vietnam Assurance Private Limited is licensed and regulated by the Ministry of Finance (MoF) as a life insurance company. An insurance company is not permitted to operate both life and non-life insurance at the same time, except in the case of a life insurance company that offers personal health and protection care insurance as a supplement to life insurance. 82

The Insurance Supervision Authority of the MoF Vietnam specifically undertakes the supervision of insurance companies. The fundamental principles of the operation of insurance companies are set out in the Insurance Business Law. While the amended Law took effect on 1 January 2023, it also contains provisions on risk-based capital (RBC), with a five-year grace period. In the market, significant insurance regulatory changes have been made in 2023-24 to enhance customer protection, operational controls, sales professionalism and bancassurance practices. The insurance players are in the process of transitioning to an increased scrutiny trend and the changing regulatory landscape, including a restriction imposed to prohibit banks from bundling non-compulsory insurance products alongside other financial services starting in July 2024. AML controls in the insurance industry are monitored by the Anti-Money Laundering Department under the Banking Inspectorate and Supervision Department of the State Bank of Vietnam. Other markets Market Operation Key regulator AML Reporting Agency Cambodia Prudential (Cambodia) Life Assurance PLC Insurance Regulator of Cambodia (under the Non-Banking Financial Service Authority) Cambodian Financial Intelligence Unit India ICICI Prudential Life Insurance Company Limited Insurance Regulatory and Development Authority of India (IRDAI) Financial Intelligence Unit - India (under the Ministry of Finance) Laos Prudential Life Assurance (Lao) Company Limited Ministry of Finance and its regulatory unit, Department of Government Investment Enterprise and Insurance Management Authority (DSI) Anti-Money Laundering Intelligence Office (AMLIO) Myanmar Prudential Myanmar Life Insurance Company Limited Financial Regulatory Department (under the Ministry of Planning and Finance (MoPF)) Myanmar Financial Intelligence Unit The Philippines Pru Life Insurance Corporation of UK Insurance Commission (IC) Anti-Money Laundering Council (AMLC) Taiwan PCA Life Assurance Company Limited Financial Supervisory Commission (FSC) Financial Intelligence Unit, Taiwan In the Philippines, financial product and customer service requirements were fully adopted in 2024 following an 18-month transition period since being issued by the Insurance Commission in March 2023. The updated requirements include product and service disclosures, a systematic approach to customer assistance and conduct risk management, and additional complaints filing. In India, the IRDAI continues to focus on industry reform. The IRDAI’s ‘Insurance for All’ proposal aims to ensure that every citizen and enterprise in India has adequate life, health, and property insurance cover, and that the Indian insurance sector becomes globally competitive. The IRDAI is promoting the use of technology to transform the insurance landscape in the country, in order to become a major insurance market globally by 2032. In addition, the IRDAI is planning to introduce risk-based capital requirements. These changes will unfold over time and will be influenced by various factors including the overall economic environment, consumer behaviours, and technological advancements. Regulation of investment and fund management businesses and other regulated operations Prudential conducts investment and fund management businesses through subsidiaries or joint ventures (JVs) in Asia in Hong Kong, Japan, Korea, Taiwan, Mainland China, India, Singapore, Malaysia, Vietnam, Thailand and Indonesia. Eastspring Investments also has a presence in Luxembourg and the US. All operations are authorised and licensed by the relevant authorities in the respective markets. Depending on the licensing regime in the respective jurisdiction, Eastspring entities are generally authorised to conduct fund/investment management and investment advisory activities for both retail and institutional funds. In addition, two of the JV companies are licensed to provide Trust services to funds. Further, having obtained the requisite licence, a new entity Prudential Investment Management Pte Ltd also commenced operations in March 2024 to provide investment advice solely to Prudential’s intra-Group insurance entities on strategic asset allocation and conducting due diligence on fund managers and fund products. Significant additional details of the regulatory regimes, to which Prudential’s Asia asset management operations are subject, are discussed below. Singapore Eastspring Singapore is regulated by the Monetary Authority of Singapore (MAS). The Company holds a Capital Markets Services Licence under the Securities and Futures Act, Cap 286 to conduct the following regulated activities: (a) fund management and (b) dealing in securities. Eastspring Singapore is also an exempt financial adviser under the Financial Advisers Act, Cap 110. In addition, Eastspring Singapore holds other registrations outside of Singapore, including the Registered Investment Adviser with the United States Securities and Exchange Commission (US SEC) and the Renminbi Qualified Foreign Institutional Investors with the China Securities Regulatory Commission (CSRC). As such, the US SEC and CSRC regulations relevant to these registrations apply to Eastspring Singapore. Furthermore, Eastspring Singapore is the appointed fund manager and global distributor of the Eastspring Investments Luxembourg Société d'Investissement à Capital Variable (SICAV) funds. Accordingly, the UCITS regulations issued by the Commission de Surveillance du Secteur Financier (CSSF) and certain requirements by the European Union (EU) and European Securities and Markets Authority (ESMA) are relevant to Eastspring Singapore. Prudential Investment Management Pte Ltd is similarly regulated by the Monetary Authority of Singapore. The Company holds a Capital Markets Services Licence under the Securities and Futures Act, Cap 286 to conduct the regulated activities of fund management. The Company does not manage portfolios on a discretionary basis or offer any fund products. Key regulatory developments effected in 2024 included the revised reporting requirements for Over-the-counter (OTC) derivatives contracts to facilitate global standardization and harmonisation and the updated Guidelines on Fair Dealing - Board and Senior Management Responsibilities for Delivering Fair Dealing Outcomes to Customers, which expanded its scope to cover all customers, including institutional Investors and Accredited Investors. In addition, the MAS released a guidance paper on 30 October 2024 setting out its supervisory expectations and good practices for effective anti-money laundering and countering the financing of terrorism; specifically, senior management are expected to take the lead in fostering a sound risk management culture by setting the right tone from the top and provide close supervision. 83

India ICICI Prudential Asset Management Company and ICICI Prudential Trust are Prudential’s two asset management related JVs with ICICI Bank Limited. These two entities are registered with the Securities and Exchange Board of India (SEBI) to perform asset management activities and to act as trustees to funds registered with SEBI respectively. SEBI is primarily set up to protect the interests of investors in the securities market. It promotes the development of the securities market and regulates the business. It regulates the operations of depositories, participants, custodians of securities, foreign portfolio investors, and credit rating agencies and acts to prohibit fraudulent and unfair trade practices related to the securities market. It ensures that investors are educated on the securities markets and undertakes research and development to ensure the securities market is efficient at all times. Malaysia Eastspring Investments Berhad (EIMY) and Eastspring Al-Wara’ Investments Berhad are primarily regulated by the Securities Commission Malaysia. EIMY is also a reporting institution under the Anti-Money Laundering, Anti-Terrorism Financing and Proceeds of Unlawful Activities Act 2001 and is bound by BNM requirements. In addition, EIMY is a member of the Federation of Investment Managers Malaysia (FIMM), a self-regulatory organisation for the unit trust industry. FIMM regulates its members while ensuring that investors are protected and public interests are upheld. Thailand Eastspring Asset Management (Thailand) Co. Ltd., Prudential's majority owned subsidiary, is an investment management company regulated by the Securities and Exchange Commission of Thailand (TSEC). It is licensed to conduct fund management and investment advisory services. The core obligation of the TSEC as prescribed by the Securities and Exchange Act is to carry out supervision. The TSEC has the responsibility to issue rules and regulations, ensure compliance and pursue enforcement in case of violations. In order to create an effective supervisory mechanism and sustainable capital market, the TSEC has moved towards more principles-based regulations and self-discipline among practitioners by issuing preventive regulations, conducting monitoring activities, imposing enforcement actions and providing supportive measures to improve regulatory standards and practices within the financial industry. Mainland China Eastspring Overseas Investment Fund Management (Shanghai) Company Limited and Eastspring Investment Fund Management (Shanghai) Company Limited, both Eastspring subsidiaries, as well as CITIC-Prudential Fund Management, Prudential’s asset management joint venture with CITIC Trust, and its subsidiary, CITIC CP Asset Management Company, are governed by the CSRC. The duties of CSRC include the formulation and development of policies, rules and regulations for the securities and futures markets as well as to perform regulatory supervision over the management and the managerial officials of the relevant companies. In addition, these entities need to abide by the self-regulatory rules established by the Asset Management Association of China, covering private investment fund management institutions, fund products, qualified investors, fund custody, fund sales, fund investment, information disclosure, accounting, fund valuation and outsourcing of services. Other key regulators Other key regulators for investment and fund management businesses are as follows: Market Operation Key regulator Hong Kong Eastspring Investments (Hong Kong) Limited Securities and Futures Commission (SFC) Indonesia PT Eastspring Investments Indonesia Otoritas Jasa Keuangan (OJK) Japan Eastspring Investments Limited Japan Financial Services Agency (JFSA) Luxembourg Eastspring Investments (Luxembourg) S.A. Commission de Surveillance du Secteur Financier (CSSF) South Korea Eastspring Asset Management Korea Co. Ltd. Financial Services Commission (FSC) Taiwan Eastspring Securities Investment Trust Co. Ltd. Financial Supervisory Commission Republic of China (Taiwan) (FSC) Securities Investment Trust & Consulting Association (SITCA) United States Eastspring Investments Inc. Securities Exchange Commission (US SEC) Financial Industry Regulatory Authority (FINRA) Vietnam Eastspring Investments Fund Management Company State Securities Commission of Vietnam (SSC) 84

Prudential in Africa Prudential has operations in Ghana, Kenya, Uganda, Zambia, Nigeria, Cameroon, Côte d’Ivoire and Togo. The regulatory landscape in these jurisdictions continues to evolve and regulators are introducing new laws and regulations to continuously strengthen the licensing, market conduct and financial-related regulatory requirements, and to develop a safe and stable insurance industry and deepen insurance penetration. Disclosure obligations under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, which added Section 13(r) of the Securities Exchange Act of 1934, Prudential is required to disclose certain activities and those of its affiliates related to Iran and to persons sanctioned by the US under programs relating to terrorism, proliferation of weapons of mass destruction and trading with North Korea that have occurred in the twelve-month period covered by this report. During the twelve-month period ended 31 December 2024, Prudential’s non-US affiliates had contractual relationships with sixteen persons sanctioned by the Office of Foreign Assets Control (OFAC) of the US Department of Treasury in relation to Iran, terrorism, proliferation of weapons of mass destruction and trading with North Korea. These persons took out insurance policies with annual premiums totalling $51,562 with Prudential’s affiliates located in Asia before the relevant sanctions designations became effective. The contracts were entered into in compliance with laws and regulations applicable to the relevant affiliates. None of the Prudential non-US affiliates is a US person. Four of the sixteen relationships were terminated, while the remaining twelve remain in force and are in compliance with local laws and regulations. Premiums received on these insurance policies were negligible relative to the total premium generated in 2024. As the provisioning of insurance liabilities is undertaken on a portfolio basis, it is not practical to estimate the net profits on the contracts. Prudential will not proactively engage in further new business dealings with these sanctioned individuals. 85

Governance at a glance Governance highlights Governance 86 Board and Committee composition changes during the year March 2024: – Jeanette Wong succeeded David Law as Audit Committee Chair. April 2024: – Mark Saunders appointed as Non-executive Director and member of the Audit and Risk committees. May 2024: – David Law retired at the conclusion of the 2024 Annual General Meeting (AGM). – Shriti Vadera joined the Remuneration Committee. August 2024: – Sustainability Committee established, replacing the Responsibility & Sustainability Working Group (RSWG). Membership remained unchanged. Board and committee governance – Spent more time engaging in person with various parts of the business. – Oversaw the establishment of the Sustainability Committee. Refreshed strategic ambition, purpose and values – Oversaw the embedding of the Group’s refreshed strategy, values and culture. Board performance review – Good progress made on addressing actions identified in 2023 from the external review. Succession planning – Oversaw the implementation of a new approach to executive succession planning. Corporate reporting – Oversaw the adoption of the Traditional Embedded Value basis of calculating the Group’s embedded value. – Considered the oversight of non-financial controls. Capital management – Ongoing consideration of capital allocation including decision in June 2024 to launch a $2 billion share buyback programme and provide additional guidance to the market. Stakeholders – Conducted externally facilitated investor survey.

Our leadership Board of Directors The Board establishes the purpose, values and strategy of the Group and promotes its long-term success for the benefit of our members and stakeholders. Our Board members bring a diverse range of skills and experience to support our strategy in our chosen markets. Shriti Vadera (Age: 62) Chair of the Board Appointed to the Board: May 2020 (Chair since January 2021) Shriti was Chair of Santander UK Group Holdings, Senior Independent Director at BHP and a Non-executive Director of Astra Zeneca. Between 2009 and 2014, she undertook a wide range of assignments, such as advising the South Korean Chair of the G20, two European countries on the Eurozone and banking crisis, the African Development Bank on infrastructure financing and a number of global investors and sovereign wealth funds on strategy and economic and market developments. From 2007 to 2009, Shriti was a minister in the UK Government, serving in the Cabinet Office, Business Department and International Development Department. She led on the UK Government’s response to the global financial crisis and its Presidency of the G20. From 1999 to 2007 she was a member of HM Treasury’s Council of Economic Advisers. Shriti’s career began with 15 years in investment banking with SG Warburg/UBS, where she had a strong focus on emerging markets. Shriti holds a Bachelor’s degree in Philosophy, Politics and Economics from Oxford University. Relevant skills and experience for Prudential – Senior boardroom experience and leadership skills at complex organisations, including extensive experience in the financial services sector, with international operations and at the highest levels of international negotiations between governments and in multinational organisations. – Wide-ranging and global experience in economics, public policy and strategy, as well as deep understanding and insight into global and emerging markets and the macro-political and economic environment. Key appointments – The Royal Shakespeare Company (Chair) – Institute of International Finance (Board Member) – World Bank Private Sector Investment Lab (Co-Chair) Anil Wadhwani (Age: 56) Chief Executive Officer Appointed to the Board: February 2023 Prior to joining Prudential, Anil served as President and CEO of Manulife Asia where he successfully grew and transformed its diversified and multi-channel business with significant market share gains in many key markets and made it the company’s largest source of core earnings. Prior to this, he spent 25 years with Citi in Asia Pacific, EMEA and the US, in a number of consumer financial services roles. Anil holds a Master’s degree in Management Studies from the Somaiya Institute of Management Studies and a Bachelor’s Degree in Commerce from the Narsee Monjee College of Commerce and Economics. Relevant skills and experience for Prudential – With more than 30 years of experience in markets around the world, Anil is a global financial leader with significant expertise, particularly in Asia. – Anil has a proven track record of successful digital transformation, having led the modernisation of technology platforms across 13 markets in Asia in his role at Manulife. 87

Jeremy Anderson (Age: 66) Senior Independent Director Appointed to the Board: January 2020 (Senior Independent Director since May 2023) Jeremy was formerly the Chair of Global Financial Services at KPMG International having previously been in charge of its UK financial services practice and held roles including Head of Financial Services at KPMG Europe, Head of Clients and Markets KPMG Europe and CEO of KPMG’s UK consulting business. Jeremy served as a member of the Group Management Board of Atos Origin and as Head of its UK operations. Jeremy also served on the board of the UK Commission for Employment and Skills. Jeremy was awarded a CBE in 2005 for his services to employment. He holds a Bachelor’s degree in Science (Economics) from University College London. Relevant skills and experience for Prudential – Substantial leadership experience in financial services in the UK, Asia and the US. – More than 30 years of experience advising international companies on audit and risk management. Listed company directorships – UBS Group AG, including its subsidiary, UBS AG (Senior Independent Director and audit committee Chair) Other key appointments – Credit Suisse International (Non-executive Director) – The Kingham Hill Trust (Trustee) – The Productivity Group (Non-executive Director) Arijit Basu (Age: 64) Independent Non-executive Director Appointed to the Board: September 2022 Arijit retired as the Managing Director of State Bank of India (SBI) in September 2020 concluding a 40-year career, having joined in 1983. During his career, he held a number of senior positions at the bank, across retail, corporate and international banking, business process re-engineering, IT and risk management. He was Managing Director and Chief Executive Officer of SBI Life Insurance Company (a subsidiary of SBI), one of India’s leading life insurers, from 2014 until 2018 and took it public in 2017. Since his retirement from SBI, Arijit has worked as a consultant, including advising the Life Insurance Corporation of India on its 2022 IPO. Arijit is a certified associate of the Indian Institute of Bankers. He holds a Master’s degree in History and a Bachelor’s degree in Economics from the University of Delhi. Relevant skills and experience for Prudential – Extensive experience in India's banking and insurance industries spanning nearly 40 years. – Held high-profile leadership roles and gained broad operational experience from various senior positions within SBI. Other key appointments – HDB Financial Services Ltd (Chair) – Academic Council of the College of Supervisors, RBI (Chair) – Peerless Hospitex Hospital and Research Center Ltd (Non-executive Director) 88

Chua Sock Koong (Age: 67) Independent Non-executive Director Appointed to the Board: May 2021 From 2007 to 2020, Sock Koong was Chief Executive Officer of Singapore Telecommunications Limited (Singtel), Asia’s leading communications technology group, having previously held a number of senior roles at the firm, including Treasurer, Chief Executive Officer International and Group Chief Financial Officer. From April 2018 until March 2024, Sock Koong was a Non-executive Director of Cap Vista Pte Ltd and from March 2018 until March 2024, she was a Non-executive Director of the Defence Science and Technology Agency. Sock Koong is a Fellow Member of the Institute of Singapore Chartered Accountants and a Chartered Financial Analyst. She holds a Bachelor’s degree in Accountancy from the University of Singapore. Relevant skills and experience for Prudential – More than 30 years’ experience working in business leadership and operations with significant experience in the Asia market. – Significant boardroom experience, having served in several C-suite roles throughout her career. Listed company directorships – Bharti Airtel Limited (Non-executive Director) – Royal Philips NV (Non-executive Director) – Ayala Corporation (Non-executive Director) Other key appointments – Dubai Financial Services Authority (Director) – Singapore Securities Industry Council (Member) – The Singapore Public Service Commission (Deputy Chair) – The Singapore Council of Presidential Advisers (Member) Ming Lu (Age: 66) Independent Non-executive Director Appointed to the Board: May 2021 Ming is a Senior Advisory Partner at KKR, having previously been Executive Chairman, Asia Pacific at KKR Asia Limited and a partner of Kohlberg Kravis Roberts & Co. L.P. He also serves as a member of the KKR Asian Private Equity Investment Committee and the KKR Asian Portfolio Management Committee. Ming has played a significant role in private equity investments across Asia Pacific and, since 2018, has played a leadership role in KKR’s Asia growth and expansion, including serving as a member of the Asia Infrastructure Investment Committee and Asia Real Estate Investment Committee. Ming previously worked for CITIC, China’s largest direct investment firm, before moving to Kraft Foods International Inc. He was President of Asia Pacific at Lucas Varity, and a partner at CCMP Capital Asia (formerly J.P. Morgan Partners Asia), where he was responsible for investment in the automotive, consumer and industrial sectors across several countries throughout Asia. Ming has also held directorships at Ma San Consumer Corporation, Unisteel Technology International Limited, Weststar Aviation Service Sdn Bhd and MMI Technologies Pte Ltd. He was a Non-executive Director of Jones Lang LaSalle Inc from 2009 to 2021. Ming holds a Master’s degree in Business Administration from the University of Leuven and a Bachelor’s degree in Arts (Economics) from the Wuhan University of Hydroelectrical Engineering. Relevant skills and experience for Prudential – More than 30 years of experience investing in and developing businesses throughout the Asia Pacific region. – Brings deep knowledge and up-to-date insights on China and other key markets. Listed company directorships – Jardine Matheson Holdings Limited (Non-executive Director) Other key appointments – KKR Asia Ltd (Senior Advisory Partner) 89

George Sartorel (Age: 67) Independent Non-executive Director Appointed to the Board: January 2022 From 2014 to 2019 George was the regional Chief Executive Officer of Allianz’s Asia Pacific business, having previously held a range of senior roles within the company, including Chief Executive of both Allianz Italy and Allianz Turkey, Global Head of Change Programmes for Allianz Group, and General Manager of Allianz Malaysia and Allianz Australia and New Zealand. George also sat on the Financial Advisory Panel of the Monetary Authority of Singapore from 2015 to 2019. George’s career began at Manufacturers Mutual Insurance in Australia in 1973, before its acquisition by Allianz in 1998. George holds a Master’s degree in International Business Studies from Heriot-Watt University. Relevant skills and experience for Prudential – Considerable operational expertise in the insurance industry gained over a 40-year career, including experience of digital transformation. – A range of senior leadership roles, including as regional Chief Executive Officer of Allianz AG’s Asia Pacific business and several country-head positions prior to that. Listed company directorships – Insurance Australia Group Limited (Non-executive Director) Mark Saunders (Age: 61) Independent Non-executive Director Appointed to the Board: April 2024 Prior to retirement, Mark was the Group Chief Strategy and Corporate Development Officer and a member of the executive committee of AIA Group Ltd. Mark started his actuarial career in 1988 at UK headquartered insurance business Clerical Medical Investment Group, relocating to Hong Kong in 1994 becoming CEO/Controller of the business and living there ever since. He joined Tillinghast (now Willis Towers Watson) in 1997 and during his 16-year tenure he led the Asia Pacific insurance practice, establishing a leadership position in insurance consulting with particular expertise in actuarial appraisal value assessments and enhancements of insurers across 20 markets in Asia Pacific, providing expert opinions, and leading Towers Watson’s Hong Kong business. Mark is a Fellow of the Faculty of Actuaries of the UK, a Chartered Actuary, and a Fellow and the Vice President of the Actuarial Society of Hong Kong. He holds an honours degree in Mathematics from the University of Manchester. Relevant skills and experience for Prudential – Extensive knowledge of, and leadership positions within, the insurance industry and Asia markets having been employed in the industry for 35 years. – Extensive commercial insight gained as a senior executive of AIA and significant actuarial and industry experience. Other key appointments – Blackstone Inc (Senior Adviser) – Actuarial Society of Hong Kong (Vice President) 90

Claudia Suessmuth Dyckerhoff (Age: 58) Independent Non-executive Director Appointed to the Board: January 2023 Claudia joined the global consultancy firm McKinsey & Partners in 1995 and worked in several senior roles. She was responsible for helping to build the firm’s healthcare services and systems sector in Asia Pacific, including working with the Chinese Ministry of Health to help develop their views on China’s national healthcare systems. From March 2021 until October 2023, Claudia was also a Non-executive Director of Huma Therapeutics Ltd, a global health technology company. Claudia holds a PhD in Business Administration from the University of St. Gallen in Switzerland and a Master’s degree in Business Administration from CEMS/ESADE in Barcelona. Relevant skills and experience for Prudential – Considerable experience in the healthcare services and technology sectors across China and the broader Asia-Pacific region. Her board experience has helped her develop valuable insights around the implementation of transformation through technology, digital and data. – Knowledge of Asian markets, particularly China, having been based in Shanghai for nearly 15 years and Hong Kong for a further two years. Listed company directorships – Ramsay Health Care Ltd (Non-executive Director) – Clariant AG (Non-executive Director) – Roche Holding AG (Non-executive Director) Key appointments – QuEST Global Services Private Ltd (Non-executive Director) Jeanette Wong (Age: 65) Independent Non-executive Director Appointed to the Board: May 2021 From 2008 to 2019, Jeanette led DBS Group’s institutional banking business, where she was responsible for corporate banking, global transaction services, strategic advisory, and mergers and acquisitions. Prior to this, she was the DBS Group’s Chief Financial Officer from 2003 to 2008, having previously been Chief Administrative Officer. As part of her role at DBS Group, Jeanette held Non-executive Director positions with ASEAN Finance Corporation, TMB Bank and the Bank of the Philippine Islands. Jeanette began her career in Singapore at Banque Paribas before moving to Citibank and then J.P. Morgan in Singapore, where she held senior pan-Asian roles. She has previously served as a Non-executive Director of Fullerton Fund Management Ltd and Neptune Orient Lines Limited. Jeanette is a member of the UBS Board, where she has served as a member of the audit committee since 2019. Jeanette also serves as a member of the audit committee on the Singapore Airlines board, and chair of the audit committee at PSA International. Jeanette holds a Master’s degree in Business Administration from the University of Chicago and a Bachelor’s degree in Business Administration from the National University of Singapore. Relevant skills and experience for Prudential – Over 35 years of operational experience in financial services. – Extensive knowledge and experience of ASEAN markets as well as significant boardroom experience gained from a number of non-executive roles. Listed company directorships – UBS Group AG, including its subsidiary, UBS AG (Non-executive Director and audit committee member) – Singapore Airlines Limited (Non-executive Director) Other key appointments – Council of CareShield Life (Chair) – GIC Pte Ltd (Non-executive Director) – PSA International Pte Ltd (Non-executive Director) – Singapore Securities Industry Council (Member) – National University of Singapore (Board of Trustees) 91

Amy Yip (Age: 73) Independent Non-executive Director Appointed to the Board: September 2019 Amy was formerly a Non-executive Director of Deutsche Börse AG, Temenos Group AG, Fidelity Funds, and Vita Green (Hong Kong) and an executive director of Reserves Management at the Hong Kong Monetary Authority. From 2006 to 2010, Amy was Chief Executive Officer of DBS Bank (Hong Kong) Limited, where she was also head of its wealth management group and Chair of DBS asset management. From 1996 to 2006, Amy held various senior positions at the Hong Kong Monetary Authority. Amy began her career at the Morgan Guaranty Trust Company of New York, going on to hold senior appointments at Rothschild Asset Management and Citibank Private Bank. Amy has a Master’s degree in Business Administration from Harvard Business School and a Bachelor’s degree in Arts (History) from Brown University. Relevant skills and experience for Prudential – Extensive skills and experience in asset management, banking, insurance, and regulation following a career spanning more than 40-years. – Substantial experience of China and South-east Asian markets having occupied roles across these regions for much of her career. Listed company directorships – EFG International AG (including its subsidiary, EFG Bank AG) (Non-executive Director) – TP ICAP Group plc (Non-executive Director) Key appointments – AIG Insurance Hong Kong Limited (Non-executive Director) Tom Clarkson (Age: 49) Company Secretary Appointed as Company Secretary: August 2019 Relevant skills and experience As the Company Secretary, Tom is a trusted adviser to the Board and plays an important role in the governance and administration of Prudential. Before his appointment as Company Secretary, Tom held a number of senior roles at Prudential, including Head of Compliance, Business Partners and prior to that, Group Litigation & Regulatory Counsel. Tom is a qualified solicitor and is admitted to practise in England and Wales. Before joining Prudential, he practised law at Herbert Smith LLP, between 2002 and 2012, which included secondments to Lloyds Banking Group and Royal Bank of Scotland. 92

Group Executive Committee The Group Executive Committee (GEC) supports the CEO in the day-to-day management of the business and implementation of strategy. It is constituted and chaired by the CEO. For the purposes of the Hong Kong Listing Rules, senior management is defined as the members of the GEC. Solmaz Altin (Age: 51) Regional CEO, Growth Markets, Health and Agency Relevant skills and experience: Solmaz was appointed as the Managing Director (now Regional CEO, Growth Markets, Health and Agency) of the Strategic Business Group covering India, Malaysia, Indonesia, the Philippines, Laos, Myanmar, Cambodia and all markets in Africa in July 2022. He is also responsible for our Group’s health business strategy, focusing on driving growth and operational performance in this rapidly expanding area, strengthening the value proposition to customers and scaling the business. Prior to his current role, Solmaz served as the Group’s Chief Transformation Officer from May 2022 (and was also responsible for our Group-wide technology function) until April 2024. Solmaz brings with him 25 years of experience in leading business change and growth in the financial services industry, including 15 years in insurance. Before joining Prudential, his most recent role was Regional CEO, Asia Pacific at Allianz, based in Singapore. Other significant roles he held at Allianz include Group Chief Digital Officer in Munich, Germany, and CEO of the life and general insurance entities in Turkey. Solmaz holds a Diplom-Ökonom in Banking and Economics from the University of Duisburg-Essen. Anette Bronder (Age: 57) Chief Technology & Operations Officer Relevant skills and experience: In her role as the Chief Technology & Operations Officer, Anette plays a pivotal role in steering Prudential’s technology initiatives and maintaining operational discipline. On the technology front, she is responsible for aligning technology strategies with overall business objectives, ensuring Prudential remains at the forefront of technological advancements. For operations, she evaluates all operational aspects across the organisation to shape and define Prudential’s target operating model, ensuring to maximise economies of skill and scale, ultimately enhancing the customer experience. Before joining this role, Anette was a Partner at KPMG in Switzerland, where she contributed to digital transformation programmes within the insurance sector. Prior to that, Anette served as Group Chief Operating Officer at Swiss Re and held senior positions across the technology and telecommunications sectors. Anette holds a Master of Economics and Social Sciences from the University of Stuttgart, Germany. Ben Bulmer (Age: 50) Chief Financial Officer Relevant skills and experience: Ben was appointed Chief Financial Officer of Prudential in May 2023. As CFO, he is responsible for managing the finance function, including all aspects of financial reporting and planning such as performance management including planning and forecasting, financial reporting, capital management and investment management as well as the Group actuarial function, strategy, investor relations and sustainability teams. Ben joined Prudential in 1997 and has held various leadership roles including CFO, Insurance and Asset Management; regional CFO of Prudential Asia; CFO of Eastspring Investments, the Group’s asset management business; CFO of Prudential Hong Kong’s Life and General Insurance businesses; and Chief Accountant of Prudential Asia. Ben is a Chartered Accountant (The Chartered Institute of Management Accountants) and holds a Bachelor's degree from the London School of Economics. 93

Catherine Chia (Age: 57) Chief Human Resources Officer Relevant skills and experience: In her role as Chief Human Resources Officer, Catherine leads Prudential’s Group-wide people and culture agenda, to build a high performance organisation where great talent is engaged, inspired and developed. Catherine joined from StarHub, Singapore, where she had been Chief HR Officer since 2018, driving workforce optimisation, culture transformation, talent development and employee engagement. She also chaired the company’s Covid-19 task force. Before leading the HR function at StarHub, Catherine held global and regional senior HR leadership roles in LEGO, United Overseas Bank, Dell Inc. in Singapore and Shanghai. She holds a Bachelor’s degree with honours in Social Sciences from the National University of Singapore. She served as a Nominations Committee member of Daughters of Tomorrow (Singapore) and was a board member of the Singapore Breast Cancer Foundation. Avnish Kalra CA (Age: 57) Chief Risk and Compliance Officer Relevant skills and experience: In his role as Chief Risk and Compliance Officer, Avnish is responsible for the Group's risk management and compliance activities. Before he was appointed as CRCO in April 2022, Avnish had held the position of Chief Risk Officer of Prudential Corporation Asia since July 2018. He was responsible for regulatory compliance, risk management and corporate governance across all of the Group’s insurance and asset management businesses in Asia and Africa. He joined Prudential in August 2014. Before joining Prudential, Avnish was the Asia chief risk officer for Aviva for six years. He also worked at Bank of America for 14 years in various capital markets trading and risk roles across Asia. Avnish is a Chartered Accountant who worked with PwC in India and Ernst & Young in Dubai. Bill Maldonado (Age: 61) CEO, Eastspring Investment Group Relevant skills and experience: Having served as Chief Investment Officer of Eastspring since May 2022, Bill was appointed interim Chief Executive Officer in April 2023, an appointment that was made permanent in September 2023. As CEO of Eastspring Investments, Bill is a member of Eastspring’s Board of Directors, chairs the Eastspring Executive Management Committee and has overall responsibility for the management and strategic development of the firm. Bill has 30 years of asset management experience and a strong track record in leading investment teams globally. Prior to joining Eastspring as Head of Equities in September 2021, Bill served as the Asia Pacific Chief Investment Officer and Global Chief Investment Officer, Equities at HSBC Global Asset Management. Bill holds an MBA from Cranfield University, a Doctorate in Laser Physics from Oxford University and a Bachelor's degree in Physics from Sussex University, UK and Uppsala University, Sweden. 94

Angel Ng (Age: 57) Regional CEO, Greater China, Customer and Wealth Relevant skills and experience: In her role as Regional CEO, Greater China, Customer and Wealth, Angel plays an integral role in driving Prudential’s Greater China business through her deep expertise in the region, distribution, customer and wealth, in addition to spearheading the Group-wide Customer pillar and Wealth enabler. Angel brings with her 25 years of experience in financial services. Prior to joining Prudential, she led all lines of business in Citi’s Asia North & Australia Cluster including China, Hong Kong, Taiwan, Korea, Australia and New Zealand. Earlier in her career, she was Head of Asia for Citi Global Wealth, overseeing Asia Private Bank and Consumer Banking, as well as serving as CEO for Citi Hong Kong and Macau. Angel is actively involved in various boards and committees across the Hong Kong community and is an Adjunct Professor of the Chinese University of Hong Kong and City University of Hong Kong. Angel holds a Bachelor of Business Administration degree from the Chinese University of Hong Kong. Kenneth Rappold (Age: 54) Chief Strategy and Transformation Officer Relevant skills and experience: In his role of Chief Strategy and Transformation Officer, Kenneth is responsible for managing the strategy function and driving the Group’s Transformation programme. Kenneth has over 30 years’ experience in the insurance industry across the US, Europe and Asia. Prior to joining Prudential, he was Manulife Asia’s Chief Financial Officer for five years, responsible for Finance, Strategy and Business Development across 10 Asian markets. Prior to this, he was Aviva Asia's Regional Chief Financial Officer based in Singapore and held senior finance roles for seven years with AIA in Hong Kong, Thailand and Korea. Kenneth holds a Master’s degree in Applied Economics from Johns Hopkins University and a Master’s degree in Professional Accounting from the University of Texas at Austin. Kenneth is a Chartered Financial Analyst charterholder, a licensed US Certified Professional Accountant, a certified Financial Risk Manager and is a Fellow, Life Management Institute. Additionally, Ken is a certified professional coach with the International Coaching Federation. Dennis Tan (Age: 56) Regional CEO, Singapore, Thailand, Vietnam, and Partnership Distribution Relevant skills and experience: Dennis is currently Regional CEO, Singapore, Thailand and Vietnam, together with overseeing the Group’s partnership distribution channels since 1 January 2025. Previously he served as Managing Director of the Strategic Business Group at Prudential plc and also CEO of Prudential Assurance Company Singapore from March 2020 until September 2024. Dennis holds the positions of Non-executive Director on the Board of Directors and a member of the Board Risk Committee of Prudential Assurance Company Singapore, Non-Executive Director and Chairman of the Board of Directors of Prudential Financial Advisers Singapore Pte. Ltd and Prudential Life Assurance (Thailand) Public Company Limited. Additionally, he serves as Chairperson and Member of the Members’ Council at Prudential Vietnam Assurance Private Limited. Beyond these roles, Dennis is the President of the Life Insurance Association’s Management Committee and Council Member at the Institute of Banking and Finance Singapore. He also serves as a Director at Prudential Singapore Holdings Pte. Limited and the Singapore College of Insurance. Before joining Prudential, he spent 10 years at OCBC Bank, where he led a 3,100-strong consumer banking division as Head of Consumer Financial Services for seven years. In this role, he drove the growth of OCBC’s Premier Banking business in Singapore, Malaysia, Indonesia and China as Head of Branch and Group Premier Banking and as a member of OCBC Bank’s Management Committee. Dennis is Singaporean and holds a Bachelor’s degree in Business (Honours with Distinction) from Indiana University and has completed the Stanford Executive Programme at the Stanford University’s Graduate School of Business. He is also a Certified Financial Planner. 95

How we operate Board governance structure Shareholders Board of Directors The Board establishes the purpose, values and strategy of the Group and promotes its long-term success for the benefit of our members and stakeholders. The Board delegates to the following principal committees: Audit Committee Risk Committee Remuneration Committee Nomination & Governance Committee Sustainability Committee Responsible for oversight and review of financial reporting and non-financial reporting controls. The Committee also oversees the effectiveness of the internal control and risk management system and the effectiveness and objectivity of the internal and external auditors. Responsible for oversight and review of the Group’s risk appetite, tolerance and strategy. Monitors current and potential risk exposures, the effectiveness of the risk management framework and the Group’s adherence to the various risk policies. Responsible for recommending and overseeing the implementation and operation of remuneration policy, including approving remuneration for the Chair, the CEO and other members of the Group Executive Committee. Responsible for the oversight of Board and executive succession, overall Board effectiveness and corporate governance matters. Responsible for providing leadership, direction and oversight of the Group’s sustainability strategy, including environmental matters, responsible investment, social sustainability, and people. The Committee leads on workforce engagement. Chief Executive Officer (CEO) Responsible for the day-to-day management of the business. Group Executive Committee The Group Executive Committee (GEC) is our leadership team and is responsible for executing the strategy approved by the Board and supporting the CEO. Chief Financial Officer The Chief Financial Officer (CFO) is responsible for managing the finance function, including all aspects of financial reporting and planning, and investor engagement. Chief Risk and Compliance Officer The Chief Risk and Compliance Officer (CRCO) is responsible for the risk management and compliance activities of the Group. Company Secretary The Company Secretary advises the Board and management on governance-related matters and supports the Chair in ensuring the effective functioning of the Board and its committees. The Company Secretary is available to all Directors to provide advice and support and facilitates Directors’ induction and ongoing professional development. The CFO and the CRCO are standing attendees at, and receive all papers for, meetings of the Board (except private meetings of Non-executive Directors). They also attend meetings of the Audit and Risk committees. The CFO and CRCO are members of the GEC, but the Board approves their appointment and removal. Their performance reviews include feedback from the Chairs of the Audit and Risk committees respectively, and their remuneration is determined by the Remuneration Committee. 96

To help the Board carry out its functions, the Board delegates some of its responsibilities to its principal committees, which consist of Non-executive Directors only. The Board receives regular updates on the activities of its committees. The Board’s responsibilities are outlined in the schedule of matters reserved to the Board, which is available on our website at www.prudentialplc.com/en/investors/governance-and-policies/board-and-committees-governance. The Board’s responsibilities are also subject to relevant laws and regulations, and to Prudential’s Articles of Association, which can be found at www.prudentialplc.com/en/investors/governance-and-policies/memorandum-and-articles-of-association. The roles of Chair and CEO are separate, with a clear division of responsibilities between the Chair’s leadership of the Board and the CEO's responsibilities for the day-to-day management of the Group. All other Board members are independent Non-executive Directors who offer strategic guidance and constructive challenge to management. At the date of this report, the Board consists of 10 Non-executive Directors and one Executive Director, who is the CEO. The Board’s size allows for effective decision-making and reflects a broad range of views and perspectives. More information on the skills and experience of individual Directors can be found in their biographies above. More information on their independence can be found below. The Chair, CEO and SID all have written terms of reference, which are approved by the Board and kept under regular review. Board meetings January February March April May June July August September October November December Scheduled meetings: in person Scheduled meetings: virtual Virtual meetings to consider financial reporting AGM Site visit Strategy workshop Typically, five meetings each year are held in person, and two shorter meetings are held virtually. In addition, the Board (or a committee established by the Board for that purpose) will meet virtually to discuss the full-year and half-year results. Scheduled meetings typically take place at our head office in Hong Kong or at one of our businesses, providing opportunities for Board members to engage directly with management and the wider workforce. Additional meetings are arranged as required and are often held virtually, particularly if called at short notice. Board and committee papers are typically provided one week ahead of a meeting and where a Director is unable to attend, their views are canvassed in advance by the Chair. 97 Board, Director and committee responsibilities Led by the Chair, the Board is responsible for the overall leadership of the Group, which includes: Delivering long-term sustainable success for shareholders and contributing to wider society Establishing the Group’s purpose and values and ensuring that the values and culture are aligned with the Group’s strategy Approving the Group’s long-term strategic objectives, business plan and budgets Ensuring effective engagement with stakeholders Fostering and overseeing the embedding of culture Approving the appointment of Directors, including the CEO and, on recommendation of the CEO, the appointment of the CFO and the CRCO, ensuring an effective system of talent development and succession planning for senior leadership roles Monitoring performance and implementation of strategy and strategic objectives, capital allocation, and business plans Ensuring that an effective system of internal control and risk management is in place and approving the Group’s overall risk appetite and tolerance Approving Prudential’s periodic financial reporting disclosures

Roles, responsibilities and meeting attendance Role and responsibilities Board member Board meetings1 AGM attendance 2023 Chair The Chair is responsible for the leadership of the Board in its role to promote the long-term sustainable success of the Company and in holding management to account. She shapes the culture in the boardroom, is responsible for ensuring the Board’s effectiveness and leads on Director-level succession. Working with the CEO, the Chair sets the Board’s agenda, with a focus on strategy, performance and value creation, and ensures effective communication with shareholders and other stakeholders. Together with the CEO, she also represents the Group externally. Shriti Vadera 9/9 Y CEO The CEO is accountable to, and reports to, the Board. He is responsible for the day-to-day management of the Group, including developing and recommending the Group’s long-term strategic objectives and business plans to the Board. He is also responsible for executing the approved strategy and business plans, and embedding the Group’s values and culture. The CEO plays a key role in communicating with shareholders and other stakeholders, and in establishing the Group’s internal control framework. Anil Wadhwani 9/9 Y Senior Independent Director The SID acts as a sounding board for the Chair and supports her in the delivery of her objectives. The SID is also an intermediary for other Directors and shareholders as needed and leads the annual performance evaluation of the Chair. Jeremy Anderson 9/9 Y Non-executive Directors Non-executive Directors offer constructive challenge to management and hold them to account against agreed performance objectives. They also provide strategic guidance, offer specialist advice and serve on at least one of the Board’s committees. Arijit Basu 9/9 Y Chua Sock Koong 9/9 Y David Law (until May 2024) 5/5 Y Ming Lu 9/9 Y George Sartorel2 7/9 Y Mark Saunders (from 1 April 2024) 6/6 Y Claudia Suessmuth Dyckerhoff 9/9 Y Jeanette Wong 9/9 Y Amy Yip 9/9 Y Committee chairs Committee chairs are responsible for the leadership and governance of their respective Committees. They set the agenda for committee meetings and report to the Board on committee activities. Jeanette Wong (Audit Committee) Jeremy Anderson (Risk Committee) Chua Sock Koong (Remuneration Committee) Shriti Vadera (Nomination & Governance Committee) George Sartorel (Sustainability Committee) (1) The Board held seven scheduled meetings, plus two additional short meetings to consider full-year/half-year results. (2) George Sartorel was unable to attend two Board meetings during the year: one due to illness and one due to travel commitments. 98

Standing Committee In addition to the principal committees, the Board operates a Standing Committee that meets to discuss any ad hoc urgent issues that cannot be delayed until the next scheduled Board meeting. All Directors are members of the Standing Committee. Before making decisions, the Standing Committee must agree that the topics for discussion do not require consideration by the whole Board. The Standing Committee allows for agile decision-making when required, while ensuring that all Board members receive notice of items that need to be addressed urgently and have an opportunity to contribute. In 2024, the Standing Committee met four times. Delegation to management While responsibility for the day-to-day management of the business and implementation of strategy has been delegated to the CEO, the CEO delegates certain responsibilities to senior executives (principally to other members of the GEC). In addition, the Board has delegated certain approvals to the GEC, within financial limits set by the Board. The members of the GEC, and short biographies of each individual, can be found above. The GEC meets every week and supports the CEO in the day-to-day management of the business and the implementation of strategy. Each Strategic Business Group is headed up by a Regional CEO who is responsible for driving performance, operational excellence and sharing of best practice for the mature and growth businesses within their business group. The Regional CEOs of these groups are responsible for the operational results of the businesses within their group and for the Group-wide delivery of enabling functions. The Eastspring CEO is responsible for the growth of Eastspring’s business and the delivery of its investment performance. Business review meetings take place every quarter to review business performance over the previous quarter and discuss the outlook and plans for the upcoming quarter, led by the CEO. Each quarterly meeting includes different focus areas, for example results preparation in the first quarter and the business plan in the fourth quarter of the year. Participants include members of local executive committees, members of the GEC and other key members from head office and the Strategic Business Groups. Subsidiary governance Prudential is committed to high standards of governance across the whole Group. The Group Governance Manual (GGM) outlines the Group-wide approach to governance, risk management and internal control, and helps embed it into the day-to-day operations of the business. The principles that guide our values and the personal conduct expected of our workforce are set out in the Group Code of Conduct (Code), which sits at the heart of the GGM. The Code is reviewed yearly by the Sustainability Committee (until 2024, the RSWG carried out the review) and is approved by the Board. All employees provide confirmation each year that they have adhered to these standards. The Code can be found on our website www.prudentialplc.com/investors/governance-and-policies/code-of-business-conduct. The GGM also outlines the Group’s governance framework, Group-wide policies and standards, including the Group Risk Framework, delegated authorities and lines of responsibility, and is supported by a programme of regular training across the Group. The Nomination & Governance Committee monitors significant aspects of the Group’s governance framework and governance policies, including those of the Group’s Material Subsidiaries (as described below), and makes recommendations to the Board when needed. The Risk Committee approves the GGM’s Group Risk Framework, an integral part of the GGM, while the Audit Committee monitors Group-wide compliance with the GGM throughout the year. Businesses manage and report compliance with the Group-wide mandatory requirements set out in the GGM through an ongoing GGM policy exemption and breach reporting process. Reflecting the developing nature of the Group and the markets we operate in, the GGM is reviewed regularly with any significant changes to key policies reported to the relevant Board Committee. The GGM helps the Board embed the Group’s system of risk management and internal control into the day-to-day operations of the business. Regulators Prudential Corporation Asia Limited is a designated insurance holding company under the Hong Kong IA Insurance Ordinance and falls within the scope of the Hong Kong IA’s Group-wide Supervision (GWS) Framework. The GWS Framework includes requirements for Hong Kong insurance groups to have appropriate corporate governance arrangements in place and to maintain appropriate internal controls for the oversight of their business. Individual regulated entities within the Group are also subject to entity-level regulations in the jurisdictions in which they carry out business. We are committed to holding constructive discussions with regulators and our Chair, CEO and CRCO represent the Group in these interactions. Employee voice Prudential’s programme for workforce engagement is led by the Sustainability Committee and all Board members take part in engagement activities. Shareholder Communication Policy and engagement We have dual primary listings on the Hong Kong Stock Exchange and the London Stock Exchange, as well as a secondary listing on the Singapore Stock Exchange and a listing of American Depositary Shares on the New York Stock Exchange. These listings are each subject to laws or rules that inform our Shareholder Communications Policy. This policy provides that shareholders and the larger investment community are provided with timely access to balanced and understandable information about the Company and its financial performance, strategic goals, plans and material developments. This helps all shareholders and prospective shareholders exercise their rights in an informed manner. Information released by the Company to these stock exchanges is also posted on the Company’s website (www.prudentialplc.com). Prudential’s corporate communications are available in English and Chinese. 99

Frequent shareholder meetings are held by Management, led by the Chief of Investor Relations, with many of those meetings attended by the CEO, CFO and/or another member of the GEC. During 2024 meetings were held with institutional investors in Asia, North America, Europe, UK and the Middle East. These took a variety of forms including one-on-one and group sessions, participation in investor conferences, and roadshows, organised in some cases by brokers. The views and opinions arising from these meetings and interactions are taken into account by the Board when making strategic decisions. In addition, the Chair holds an annual engagement programme with major shareholders focusing on governance and strategy. The Remuneration Committee Chair also engages with major shareholders each year to hear their feedback on the implementation of the Directors’ Remuneration Policy and Remuneration Policy proposals before they are put to a shareholder vote. Other Non-executive Directors, in particular the SID and committee chairs, are available to meet with shareholders on request. Shareholders can share their views on issues affecting the Company through various channels throughout the year, including investor events. Retail shareholders can access dedicated services through the Company’s registrar, Computershare. More information is available on the Company’s website, including contact details for the Group’s Secretariat. The Board conducts an annual review of its Shareholder Communications Policy. For the year ended 31 December 2024, the Board concluded that the Shareholder Communications Policy continues to be effective. Alongside the 2024 half year results, management provided an update on progress in the delivery of its operational and financial objectives as set out in the 2023 strategy. The Group continues to conduct an extensive programme of investor interactions and host presentations in many locations as part of its global investor relations programme. It seeks to maintain open and regular communications with shareholders and the research community supported by live and online material. The Regional CEOs also provide regular updates. The Group remains focused on supporting an increase in share trading liquidity on the Hong Kong line and has maintained an enhanced programme of related marketing in the Asia region, particularly in Mainland China and in Hong Kong, targeting both retail and institutional investors. The Group’s AGM in 2024 was held in Hong Kong as a hybrid meeting with shareholders attending in person and online. The Group plans to continue to offer hybrid meetings to investors. In addition, a separate event was held in London in September for retail shareholders, where they had the opportunity to meet with the Chair, the CEO, the CFO and Management. 100

Key areas of focus – how the Board spent its time in 2024 Strategy, business plan and capital Business and strategy deep dives – Reviewed on ongoing basis the Group portfolio and strategic options, and the Group's financial profile including actions to drive cash flow generation and diversification, and balance sheet optimisation; – Strategy deep dives including the strategic pillars and enablers underpinning the Group’s strategy, with a focus on customer, health and technology; – Strategy deep dives into the Group’s life businesses in Malaysia, Taiwan and Vietnam as well as the Eastspring asset management business; – Discussed macroeconomic and geopolitical trends affecting the Group’s key markets; and – Reviewed progress of execution of the refreshed strategy announced in August 2023. At each meeting the CEO presented on progress of execution including against agreed KPIs. In addition, the Chief Transformation Officer led a detailed progress update in October. .. Business plan and budget – Approved the 2025–2027 financial plan; and – Approved the 2025 strategic priorities. Key transactions – Considered potential listing of ICICI Prudential Asset Management Company and partial divestment of the Group’s interest in it; – Reviewed and approved a bancassurance partnership with Bank Syariah Indonesia; and – Approved the purchase of the remaining 49% stake in Prudential Zenith Life Nigeria (our Nigeria Joint Venture) and a 25-year bancassurance agreement. Capital – Ongoing consideration of capital allocation, continuing to prioritise investment in organic new business at attractive returns and in enhancing capabilities to support execution of the Group’s strategy, whilst evaluating all investment decisions against the alternative of returning surplus capital to shareholders; Performance, business and operations Performance – Reviewed and scrutinised the operational performance of the business in key markets and across distribution channels; – Board visit to Malaysia with deep dives into the strategy and performance of the Prudential life and Takaful businesses, and the Eastspring businesses; – Received regular reports from the CEO and CFO; and – Received reports from regional business heads. Financial results – Reviewed and approved the half-year and full-year results and the US Form 20F; – Considered fair, balanced and understandable requirements in the half- and full-year financial reports, after a review by the Audit Committee; – Reviewed and approved the Going Concern and Viability Statements that appeared in the 2023 Annual Report and the Going Concern Statement for the 2024 half-year report; – Considered the adoption of the Traditional Embedded Value (TEV) basis of calculating the Group’s embedded value and reviewed the impact of TEV on key metrics and valuation; and – Approved quarterly performance updates for Q1 and Q3. – Considering and approving additional guidance on how the Board assesses the deployment of free surplus (announced in June) and approval of $2 billion share buyback programme; – Approved the 2023 second interim dividend and the first interim dividend for 2024 which included a scrip dividend option on the Hong Kong line (starting with the first interim dividend for 2024); and – Approved a second tranche of Group capital injection into CITIC-Prudential Life Insurance Company Limited to complement the ongoing actions the business is already undertaking and approved actions to mitigate the effect on the Group of falling interest rates in China. 101

Governance, risk, approvals and Board succession Risk management and internal control – Received regular reports from the CRCO; – Discussed major risks impacting the business, including macroeconomic and geopolitical risks, and political and regulatory developments; – Approved updates to the Group risk appetite and the Own Risk and Solvency Assessment for submission to the Hong Kong Insurance Authority; and – Reviewed the risk management and internal control system and confirmed the effectiveness of the controls. Approvals – Reviewed the terms of reference for the Board, its Committees, senior Board roles and other standing delegations; – Established the Sustainability Committee and approved its terms of reference; and – Approved key matters requiring Board approval under internal policies. Board committees – Received reports from the Chairs of the Audit, Nomination & Governance, Remuneration and Risk Committees, the RSWG (succeeded by the Sustainability Committee). Board evaluation and succession planning – Considered development and succession planning for the CEO and other GEC roles, as well as development and succession planning across the succession pipeline; and – Received the findings of the 2023 external Board evaluation, discussed and agreed the 2024 action plan and monitored progress. Stakeholders Received regular reports from the CEO's stakeholder engagement. Customers – Customers are considered as a core part of all discussions on business performance and operations; – Discussed customer proposition, products and customer service as part of deep dives into individual businesses and as part of regular business updates; – Considered the customer strategy and progress against agreed metrics; – Considered the impact of macroeconomic trends on customers and discussed initiatives to mitigate the impact of them; – Board workshop on customer-centric culture and presentation of key initiatives by teams from Hong Kong and Singapore life businesses; and – As part of the Board visit to Malaysia, presentations from the teams in Malaysia on key initiatives to enhance products and customer journeys, as well as the progress made developing products to support underserved segments of the population. Investors – Received regular reports from the CEO, the CFO and the Chief of Investor Relations on investor engagement and key topics of investor interest; – Received feedback from the Chair and Remuneration Committee Chair on their annual shareholder engagement programmes; – Discussed output from externally facilitated investor perception survey; – Discussed development of the investor base and increasing liquidity in Hong Kong; and – Approved key items for, and attended, the AGM. Workforce – Received updates from the RSWG/Sustainability committee and directly from the CEO and Chief Human Resources Officer (CHRO) on various people, culture and talent initiatives and the output from Group-wide employee surveys; and – Various workforce engagement activities. Regulators – Received regular reports from the CEO and CRCO on the Group’s engagement with its key regulators; – Received feedback on Regulatory College and received Regulatory College Letter from Hong Kong Insurance Authority (Hong Kong IA); – Met with the Deputy Prime Minister of Singapore; – Received reports from the Chief Government Relations and Policy Officer on key government and political developments, regulatory policy updates and steps taken to develop and strengthen government relation capabilities in priority markets; and – Considered the government relations strategy. 102

Board performance The Board carries out formal and rigorous reviews of its performance and that of its committees and individual Directors. These reviews are overseen by the Nomination & Governance Committee and are carried out each year. In line with governance guidelines, the assessment is carried out by an external assessor every three years. Year 1 Internal Board Evaluation Interview and/or questionnaire-based review, led by the Chair and the Company Secretary Year 3 External Board Evaluation Interview-based review, facilitated externally Year 2 Internal Board Evaluation Interview and/or questionnaire-based review, led by the Chair and the Company Secretary The performance review of the Board and its Committees for 2024 was conducted internally. In addition to the annual evaluation, the Chair meets regularly with the Non-executive Directors to exchange feedback on the Board’s performance. Internal board performance review process for 2024 Scoping – Company Secretary discussed proposed approach with Chair. – Chair and Company Secretary updated Nomination & Governance Committee. Interviews – Company Secretary conducted face-to-face interviews with each Director and a number of key contributors to Board meetings, following up on the outcomes of the 2023 external evaluation to assess progress in the areas highlighted and to identify any new areas of focus. – Board and GEC members discussed their reflections on Board and Management performance in 2024 and identified areas for further enhancement, which were incorporated into the outcome report of the Board review. Feedback – Company Secretary discussed feedback with Chair and CEO. – Chair consulted other Board and GEC members on individual performance of each Director and fed back observations in one-to-one conversations. – SID consulted with Board members on performance of Chair and fed back observations to the Chair. Outcomes – Outcomes of individual Director reviews discussed by Nomination & Governance Committee and supported recommendation for re-election. – Outcomes from Board & Committee evaluation discussed at Nomination & Governance Committee/Board to exchange ideas, agree priorities and actions. 103

The review confirmed that good progress had been made in addressing the recommendations from the 2023 review and that the Board and its principal Committees continued to operate effectively during the year and no major improvements were required, however a number of suggested areas for improvement were discussed. Through the evaluation and subsequent discussion, the Board identified areas of particular focus and related actions: Theme Outcome of 2024 review Operation of the Board – Review Board forward agenda to increase time on strategic matters during meetings in person relative to operating and financial performance – Noting progress in 2024, continue to streamline Board papers and hone key messages – Refine the suite of metrics to support the Board’s monitoring of performance and progress against execution of strategic and financial objectives Induction and education – Identify opportunities for Board education sessions in anticipation of key topics coming to the Board or Committees for discussion – Bring more external perspectives into the Boardroom Actions during 2024 arising from the 2023 review Theme Outcomes of 2023 review Progress in 2024 Induction and education – Enhance Non-executive Director induction processes. – Board scheduling to maximise opportunities for Board travel to markets together post Covid. – The induction of Mark Saunders was overseen by the Nomination & Governance Committee. Progress against the agreed induction programme was reviewed by the Chair mid-way through and adapted. – The full Board visited Malaysia and Singapore. A group of Risk Committee members visited Vietnam. Additional opportunities for market visits will be added in 2025. Relationship with senior management – Develop a more structured approach to the development of relationships between the Board and the GEC talent pipeline. – Opportunities were provided during the year for the Board to meet new GEC members, including at informal events. – All GEC members attended Board meetings. – The Board received detailed briefings on actions taken to build the leadership succession pipeline and had opportunities to meet with top talent in various markets. Operation of the Board – Continue focus on streamlining Board papers and honing key messages. – Paper guidelines have been refreshed and workshops were held with key paper preparers. – Introduced new dashboards and additional focus on Group Top Risks in the relevant papers. Group governance – Review articulation of Group model and interaction between Group and subsidiary boards and committees. – Formalise the Responsibility & Sustainability Working Group as a Sustainability Committee with responsibilities to include leading on workforce engagement. – The Board discussed changes to the Group model, including the centralisation of certain activities, in respect of different functions and will continue this into 2025. – Following a review of subsidiary governance arrangements by the Nomination & Governance Committee in 2023, the Group Audit and Risk committees are responsible for oversight of the effectiveness of subsidiary audit and risk governance arrangements and discussed enhancing arrangements for subsidiaries in the materiality tier below the Material Subsidiaries. – The Sustainability Committee was established in September 2024, replacing the Responsibility & Sustainability Working Group. Director evaluation Individual performance evaluation of Non-executive Directors was undertaken by the Chair, who gathered feedback from each Board member and from relevant GEC members on each Director’s performance. The Nomination & Governance Committee discussed the performance of Directors at its meeting in March 2025 as part of the overall Board evaluation. The Chair relayed feedback on individual Directors’ performance in one-to-one conversations. Feedback on the performance of the Chair was separately gathered by the SID, who held a meeting of the Non-executive Directors without the Chair present. The SID then discussed the feedback with the Chair. The outcome of these evaluations informed the Nomination & Governance Committee’s recommendation for Directors to be put forward for re-election by shareholders. The performance of the CEO, in his executive capacity, is subject to regular review. As part of the annual performance evaluation of all employees, the Chair assessed the performance of the CEO in consultation with the non-executive Board, while the CEO appraised the performance of all other GEC members. The Chair of the Risk Committee provided feedback to the CEO on the performance of the CRCO, and the Chair of the Audit Committee provided feedback to the CEO on the performance of the CFO. GEC members’ performance, including that of the CEO, is also reviewed by the Remuneration Committee as part of its decision-making. 104

Nomination & Governance Committee report Committee’s purpose The Committee is responsible for the oversight of Board and executive succession, overall Board effectiveness and corporate governance matters. It ensures that the Board retains an appropriate balance of skills to support the strategic objectives of the Group, is responsible for the development of a formal, rigorous and transparent approach to the appointment of Directors, and maintains effective succession planning. It also supports and advises the Board on governance arrangements. More information on the role and responsibilities of the Nomination & Governance Committee can be found in its terms of reference, which are available at www.prudentialplc.com/investors/governance-and-policies/board-and-committees-governance Membership and 2024 meeting attendance Committee members Member since 2024 meetings Shriti Vadera May 2020 (Chair since January 2021) 4/4 Jeremy Anderson November 2022 4/4 Chua Sock Koong May 2022 4/4 Ming Lu May 2021 4/4 George Sartorel1 May 2022 3/4 Regular attendees – Chief Executive Officer – Chief Human Resources Officer – Company Secretary (1) George Sartorel was unable to attend one meeting due to illness. Committee highlights 2024 – Ongoing succession planning for Non-executive Directors to reflect the Group’s strategic objectives; – Considered the Board’s structure and composition; – Oversaw Non-executive Director induction and Board performance review; and – Monitored corporate governance developments, particularly changes to the UK and HK Corporate Governance Codes. After a period of change on the Board as we evolved its composition to reflect the significant transformation of Prudential to an Asia and Africa focused group, 2024 was a year of comparative stability. We welcomed Mark Saunders to the Board in April, and ahead of David Law’s retirement from the Board at the 2024 AGM, Jeanette Wong took over as Chair of the Audit Committee on 20 March. David and Jeanette worked together closely over a 12- month period to ensure a smooth handover of responsibilities. The Committee considered the structure of the Board’s committees and decided to convert the Responsibility & Sustainability Working Group (RSWG) to a principal committee of the Board. This new Sustainability Committee is chaired by George Sartorel and will build on the work of the RSWG, but with a remit more tightly focused on the sustainability agenda. The Committee spends much of its time considering Non-executive Director succession planning and the composition of the Board, ensuring that the Board has the right combination of skills, experience and knowledge to oversee the Group and provide support and challenge to management as they execute the refreshed strategy. To do so, we continue to prioritise candidates with deep Asian operating experience, alongside ensuring a balance of specific market and sectoral experience: a particular area of focus in the Committee’s thinking is enhancing asset management experience. In order to increase our senior Board presence in Greater China, and to support succession planning, we continue to search for candidates who could act as a Deputy Chair. We have developed a collaborative atmosphere and a culture of transparency in the Boardroom, supported by positive and strong relationships between the Board and senior management. Whilst the Committee also has responsibility for the oversight of senior executive succession planning, given the importance of this to the long-term sustainable success of the business, we have chosen to do this as a whole Board activity. To support the embedding of a new, more systematic Group-wide approach to talent development and succession planning that the CEO and Chief HR Officer have developed, the Board discussed succession planning twice in 2024 and will continue to review progress annually. The Committee oversaw the induction programme for Mark Saunders, and the Board performance review, which this year was internally facilitated by the Company Secretary, following on from last year’s externally facilitated review. The review concluded that good progress had been made addressing last year’s recommendations and that the Board and its committees continued to operate effectively, whilst identifying areas for further enhancement. As part of the Committee’s governance oversight role, the Committee considered corporate governance developments, in particular the proposed changes to the Hong Kong listing rules and corporate governance code, as well as the changes to the UK listing rules and implementation of the 2024 UK Corporate Governance Code. 105

Board composition, skills and succession The Committee continually reviews the leadership needs of the Group, including both Executive and Non-executive Directors. Board succession plans are supported and informed by the results of the annual Board evaluation, individual Director evaluations and any skills gaps identified. Ongoing succession planning helps the Board maintain a balance in the mix of skills and experiences of its members. The Committee reviews the size, structure and composition of the Board and its principal committees. As part of the review process, the Committee considers the balance of Non-executive to Executive Directors on the Board, the overall number of Directors and their respective skills and experience. The Chair also considers the needs of the Board and its committees as part of the annual Board performance review and the Committee discusses desired skills as part of succession planning throughout the year. Non-executive Directors bring a range of industry experience, sector expertise and personal strengths to the Board. To support its assessment of skills and succession planning, the Committee maintains a skills matrix that helps map the Board's existing skills and identify any shortages relevant to the Group’s strategic goals. The regular and ongoing review of candidates by the Committee allows for a controlled approach to the onboarding of new Non-executive Directors, and for a transition period in respect of Directors reaching the end of their tenure. Whilst the Committee does not consider there to be any immediate skills gaps on the Board to address, the Committee is focused on identifying high-quality candidates who can deepen the Board’s expertise in respect of asset management, digital/technology and/or who have a deep working knowledge of Greater China. In addition to their domain expertise, the Committee is seeking to identify candidates who could act as a Deputy Chair, in the immediate-term supporting the Chair in representing the Group and engaging with stakeholders in Asia, as well as providing longer-term succession planning. During 2024, the Committee also reviewed the membership of the Board’s principal Committees and recommended the membership for the newly established Sustainability Committee, which has replaced the RSWG. Executive roles Given the importance of executive succession planning to the successful delivery of the Group’s strategy, the full Board discussed succession planning for the CEO and the other GEC roles. CEO and GEC succession planning had been identified as an area of focus in the 2022 Board evaluation following senior leadership changes that year and the Board continues to discuss progress made following the refreshed approach developed by the CEO and CHRO. Two sessions took place in 2024. In July, the Board discussed the systemic overhaul of the Group’s approach to talent and succession management and the actions being taken to build the leadership and succession pipeline, with a particular focus on the development of leadership capabilities within the GEC and the succession pipeline for the CEO and GEC. In October, the Board discussed the output of the new standardised Group-wide approach to talent assessment and development (PruSuccess) and the actions being taken to build the leadership and succession pipeline across the Group Leadership Team, with a particular focus on LBU CEOs. Process for appointing new Directors The Committee helps the Board put in place a formal, rigorous and transparent approach to the appointment of new Directors, and is involved from the beginning when a vacancy or a gap in the Board’s skills is identified. A role description that reflects the desired skills, experience and Committee feedback, as well as the Board’s diversity objectives, is prepared, after which specialist search consultants are briefed. A shortlist is drafted from the longlist provided by consultants, with Committee members and selected Board members interviewing the chosen candidates. The SID leads the Committee in the process of appointing a new Chair and the Chair leads the process for the appointment of a new CEO, involving all Non-executive Directors in the process. Due diligence checks run alongside, which commence at an early stage to ensure there are no undue delays to the search and appointment process, and Prudential liaises with the relevant regulatory authorities. The Committee is kept up to date as needed. During the year, the Committee engaged Spencer Stuart and Egon Zehnder to support searches for Non-executive Directors. Both firms are also engaged by the Group for management recruitment. There are no other connections to Prudential or to any of the Directors. Directors’ inductions, training and development Working with the Chair, the Committee oversees the induction process by which each new non-executive appointee is provided with a tailored induction programme. The induction programme for new Non-executive Directors covers a series of core topics, including an overview of the Group, its key businesses and the control environment, as well as content tailored to reflect the new Board member’s role, their prior industry experience and any particular needs identified during the recruitment process. For those who have not previously held a non-executive role, the programme also includes sessions to help the new Director transition successfully from an executive career to a non-executive role. Each new Board member is also assigned a longer-tenured Non-executive Director to support them in their new role and provide advice and feedback. New Directors usually join the Audit or Risk Committee to develop their knowledge of the business. During 2024, the Committee oversaw the induction for Mark Saunders. 106

Induction of Mark Saunders In April 2024, Mark Saunders joined the Board as an Independent Non-executive Director and member of the Audit and Risk committees. As part of his induction, he spent time with other Board and GEC members. In particular, Mark had individual meetings with members of the GEC in order to get a detailed overview of the business and our various stakeholders. Mark met with each of the Regional CEOs to provide him with a deeper understanding of each of the markets and particular challenges faced. He visited the Malaysia, Singapore and Vietnam businesses for meetings with local management teams, receiving detailed briefings on each business. Mark also met with the functional leads on distribution, technology and health. As part of his induction, Mark gained insight into the Group’s business, strategy, performance, operations, risk management, culture and approach to sustainability. Mark also met with the Chairs of the Audit and Risk committees to gain an understanding of their key areas of focus. As a member of the Risk Committee, Mark met with the CRCO who provided an overview of the Group’s risk profile, risk framework and key risks. He had more detailed sessions with senior members of the Risk team covering areas such as risk appetite limits and triggers, capital regimes, conduct, and prevention of financial crime. As a member of the Audit Committee, Mark met with the internal and external auditors who provided their views on financial reporting and had detailed discussions with the Chief of Financial & Capital Reporting and the Chief of IFRS Delivery. He also met with the Group Director, Global Investigations who provided a briefing on the Group’s speak out programme. In addition, Mark met with the Group’s brokers for an external perspective on the Group’s shareholder base and key issues for investors. Mark received briefings on his duties as a Director under relevant UK and Hong Kong corporate governance frameworks and the Group’s regulatory environment. Given this is Mark’s first role as a non-executive director, Mark’s induction focused in detail on board practice and the role of non-executive directors. Internal sessions were supplemented with external training to help Mark transition successfully from an executive career to a non-executive role. Mark also received relevant training on 28 March 2024 on his obligations as a director of a Hong Kong listed company as required by Rule 3.09D of the Hong Kong Listing Rules and confirmed his understanding of those obligations. Chua Sock Koong was chosen as the long-standing Non-executive Director to support Mark during his first year on the Board. Following the conclusion of his formal induction programme, Mark provided the Company Secretary with feedback. Throughout the year, the Board and its committees received regular business updates and participated in deep-dive sessions that helped to develop their knowledge of individual businesses, current and emerging issues relevant to the Group and particular products and business opportunities. This included in-depth sessions about the Group’s operations in different markets, with particular focus in 2024 on Malaysia, Taiwan, Vietnam and the Eastspring asset management business. There were also a number of sessions focused on deep dives to support the Board’s oversight of the embedding of the key strategic pillars and enablers of the Group’s refreshed strategy, including technology, customer and health. In addition, the Board received updates on a number of topics, including market trends in key markets and the global asset management industry, macroeconomic and geopolitical risks, political and regulatory developments in relevant countries, and AI. The Audit Committee received refresher training on embedded value calculation methodologies, and the Audit Committee and the Board received updates on TEV calculation methodology and the impacts of its adoption on the Group. The Risk Committee received regular updates on geopolitical, macroeconomic and regulatory developments, updates on regulatory developments and external trends in respect of financial crime, cyber security, data privacy, and AI, and on a rotating basis were briefed by the CROs of the Material Subsidiaries on the regulatory developments, industry trends and key risks in their markets. The Sustainability Committee held a training session facilitated by external advisers on global sustainability trends affecting the insurance industry. All Directors have the opportunity to discuss their individual development needs as part of their Director evaluations and are encouraged to ask for specific updates during the year. At the end of the year, suggested topics are shared with the Board for feedback. Directors are asked to provide information on any external training or development on a yearly basis. All Directors have the right to obtain professional advice at Prudential’s expense. Board, Committee and Director performance reviews The Committee oversees the performance review of the Board, its committees and individual Directors and considered the approach to the internal reviews carried out in respect of performance during 2024. No material issues were identified in respect of the operation of the Board or the principal Committees, which were included in the Board evaluation. The findings were presented to the Board and the Committee in March 2024 and are described above. Following evaluation, the Committee decided that each of the Directors continued to perform effectively and was able to devote appropriate time to their responsibilities, and that the Board and its Committees had an appropriate combination of skills, experience and knowledge. In support of this decision, the Committee found that the Non-executive Directors continued to demonstrate the desired attributes and contribute effectively to decision-making, and that they exercised sound judgement in holding Management to account. As a result, the Committee recommended these Directors for re-election at the 2025 AGM. Board Diversity Policy To help bring a range of skills and expertise to the Board, the Committee seeks candidates with backgrounds, experience and skills that boost the Board’s capabilities, especially in the markets where we operate. When searching for new candidates, the Committee briefs search consultants on the Board’s requirements with candidates selected against a range of criteria and considerations that include sector-specific knowledge, operational experience and commercial acumen, insights into the markets in which the Group operates, diversity (including diversity of thinking), inclusion, equal opportunities, and social, educational and professional backgrounds. The UK Listing Rules require boards to meet and report on diversity and gender targets. The Board’s target for female representation on the Board is 40 per cent by the end of 2025. As of 31 December 2024, the role of Chair was held by a woman and the overall representation of women on our Board was 45 per cent. Three of our five principal committees are chaired by a woman. The Parker Review recommends that we appoint at least one Director from what is regarded in the UK as an ethnic minority background. We do not consider this to be the most pertinent measure for an Asia-based group. We aim to reflect the diversity of our markets in our Board composition and we have comfortably exceeded this recommendation, with 7 of our 11 Directors meeting the ethnicity criteria as at 31 December 2024 (63 per cent). We are one of only nine FTSE 150 companies with a non-white Chair. 107

The Group’s Diversity and Inclusion Policy applies at all levels of the business and the Committee is responsible for overseeing a diverse pipeline of talent for the Board and other senior roles, driving a Group-wide culture where our people feel valued, are treated fairly and are respected. The Committee considers that the pipeline for diverse talent to serve on the GEC is reasonable, but with continued effort needed. We met our target of employing 35 per cent women in Group Leadership Team roles by the end of 2023. As at 31 December 2024, the representation of women was 37 per cent. Our Group Leadership Team comprises the direct reports of all GEC members, all CEOs of our life businesses and their direct reports, all CEOs of our Eastspring businesses, and select roles that are essential in delivering our strategy. Inclusive leadership practices apply to the Board, the Committees and the wider organisation. Terms of appointment Non-executive Directors are appointed for an initial term of three years and, subject to review by the Committee and re-election by shareholders, it is expected that Non-executive Directors serve a second term of three years. After six years, Non-executive Directors may be appointed for a further year, up to a maximum of three additional years, or more in certain limited circumstances. Reappointment is subject to rigorous review as well as re-election by shareholders. In line with the UK Code, the notice of the AGM includes details on the skills and experience of each Director seeking re-election and specific reasons why their contribution is, and continues to be, important to the Company’s long-term sustainable success. The Directors’ remuneration report sets out the terms of Non-executive Directors’ letters of appointment and the terms applicable to the Executive Director’s contract. Independence All Directors have a statutory duty to exercise independent judgement. For Non-executive Directors, the application of independent judgement is critical to their role in providing constructive challenge and holding management to account, while providing strategic guidance and offering specialist advice. The independence of Non-executive Directors is assessed as part of the appointment process and is reviewed annually. To support the assessment, each Non-executive Director (except the Chair) provides an annual independence confirmation. Members of the Audit Committee are also assessed against the independence criteria outlined in the Sarbanes-Oxley Act. Following review by the Committee, all Non-executive Directors were considered to be independent. The Chair, who was independent on appointment, is no longer assessed as independent in accordance with the UK Corporate Governance Code. When considering the independence of the Non-executive Directors, the Committee and the Board took into account that both Jeremy Anderson and Jeanette Wong serve as non-executive directors of UBS Group AG and that Chua Sock Koong and Jeanette Wong serve as members of the Singapore Securities Industry Council. The Committee and the Board have determined that these relationships do not affect the independence of those Non-executive Directors. Based on their contributions to Board discussions to date, the Board is confident that they can be expected to continue to demonstrate objectivity and independence of judgement. Time commitment Non-executive Directors are expected to devote sufficient time as is needed to carry out their duties. The expected time commitment for Non-executive Directors is agreed and set out in writing in their letter of appointment. The appointment process also evaluates the individual’s external time commitments and their impact on the person’s suitability for the role. The assessment takes into account the time required to prepare for and attend Board and committee meetings, the AGM, general projects, Board training, dinners and other activities. Any other external appointments that could impact a Director’s ability to meet their expected time commitments must first be discussed with the Chair, or, in the case of the Chair, with the SID. Where there are potential conflicts or concerns over time commitment, external appointments must also be approved by the Committee or the Board. Should the Executive Director wish to take on any external appointments, this would also be subject to Board consent. In line with UK Code recommendations, the Executive Director is not permitted to hold more than one non-executive directorship with a FTSE 100 company or other significant appointment. The time commitment required of the Non-executive Directors is kept under periodic review by the Committee to align with any changes to the meeting cycle of the Board and the principal committees. The Committee was satisfied that all Non-executive Directors had committed sufficient time to meet their responsibilities and contribute effectively. The current time expectations for Board and Committee members are given below. The time expectations of Directors performing Chair roles are considerably more. 108

Number of regular scheduled meetings The Board typically holds five meetings in person and two (shorter) meetings virtually, plus two additional short virtual meetings to consider full-year/half-year results. The Nomination & Governance Committee typically holds three meetings but will meet as required in order to consider ongoing appointment processes. In addition to five meetings, the Audit Committee holds a number of shorter virtual meetings to discuss corporate reporting and meets jointly with the Risk Committee, usually twice annually and with the Sustainability Committee, at least once annually. In addition to five meetings, the Risk Committee meets jointly with the Audit Committee, usually twice annually. In addition to four meetings, the Remuneration Committee holds an additional virtual meeting to consider year-end matters. Conflicts of interest Directors have a statutory duty to avoid conflicts of interest, and Prudential has procedures in place to identify and mitigate conflicts of interest. These processes help to ensure decisions are made in the best interests of the Company. The Board has delegated authority to the Committee to identify and authorise any actual or potential conflicts of interest, referring any especially material conflicts to the Board. When recommending a candidate for appointment or re-election, the Committee considers the external appointments of the individual and, where appropriate, recommends authorisation of any conflicts to the Board, attaching conditions to the authorisation where necessary. Should a Director wish to take on a new external position during the year, the Chair (or the SID in the case of the Chair) will evaluate the proposed appointment and will refer it to the Committee (or the Board) for authorisation if a conflict or potential conflict is identified. The Board considers that the procedures for dealing with conflicts of interest operate effectively. Governance The Committee is updated on corporate governance developments, which in 2024 included updates to the UK and Hong Kong corporate governance codes. The Committee also keeps under review significant aspects of the Group’s governance framework and governance policies, including those of the Group’s Material Subsidiaries, and makes recommendations to the Board when needed. In 2023, a review was carried out to make sure the governance framework supports the Group’s strategic objectives, with particular attention given to Material Subsidiaries. All audit/risk committees of the Material Subsidiaries were considered to be appropriate for fulfilling their local requirements and their additional role in providing assurance support to the Group Audit and Risk committees, and there was a high degree of overall management satisfaction with the performance of the boards. It was agreed that the Audit and Risk committees were better placed to oversee the effectiveness of subsidiary audit and risk governance arrangements. Starting in 2024, the Audit and Risk committees regularly consider the effectiveness of the audit and risk committees of the Material Subsidiaries, including the composition of those bodies and the effectiveness of individual members. 109 Board Approximate time commitment 7 meetings 30 days Audit Committee 5 meetings 15 days Risk Committee 5 meetings 8.5 days Remuneration Committee 4 meetings 6 days Sustainability Committee 3 meetings 5.5 days Nomination & Governance Committee 3 meetings 5 days

Sustainability Committee report Committee’s purpose The Committee is responsible for providing leadership, direction and oversight of the Group’s sustainability strategy including environmental matters, responsible investment, social sustainability and people. The Committee also leads on workforce engagement. More information on the role and responsibilities of the Sustainability Committee can be found in its terms of reference, which are available at www.prudentialplc.com/investors/governance-and-policies/board-and-committees-governance Membership and 2024 meeting attendance Committee members Member since 2024 meetings George Sartorel, Chair September 2024 3/3 Arijit Basu September 2024 3/3 Claudia Suessmuth Dyckerhoff September 2024 3/3 Jeanette Wong September 2024 3/3 Regular attendees – Chair of the Board – Chief Executive Officer – Chief Financial Officer – Chief Human Resources Officer – Chief Sustainability Officer – Company Secretary The Board established the Committee in September, replacing and building upon the work of the Responsibility & Sustainability Working Group (RSWG). The remit of the RSWG had evolved since its creation in February 2021 in order to give more Board time and attention to topics requiring particular focus. In its first phase, the RSWG had particular focus on how the Group created, embedded and reported on its role in, and targets for, a just and inclusive energy transition for the emerging markets in which we operate. In 2022, with our climate change policies more mature, oversight of environmental and climate-related issues was transferred to the Risk Committee, which allowed the RSWG to focus more on customers and technology, in addition to people, culture and communities. With customer and technology key pillars and enablers within the Group’s strategy announced in August 2023, and with strategic roadmaps and key success metrics set out, the Board reviewed the remit of the RSWG and decided that it should now focus on the sustainability agenda and become a principal committee of the Board. This reflects how the Board sees sustainability as fundamental to how the Group creates long-term value for our shareholders, customers and communities in which we operate. The primary role of the Committee is to oversee the development and implementation of the Group’s sustainability strategy, covering the areas of the environment, responsible investment, social sustainability, and people and culture. We will look to ensure that the strategy and approach to sustainability is integrated with the Group’s overall strategy and is aligned with the policies and needs of our markets, shaping how we work for and with policymakers, regulators and customers, and how we invest in our people and the communities in which we operate. The Committee will also continue to take the lead on the Board's workforce engagement activities, in which all Board members participate. Whilst building on the previous work of the RSWG, we felt that it was important for us as a committee to take stock of the external environment in which the Group operates and the expectations of our stakeholders. In our initial meetings, and through workshop sessions with management and input from external experts, we have reflected upon the key areas where we want to focus our attention and have agreed a workplan for 2025. Our key areas of focus will include overseeing the development of the Group’s inclusive insurance framework and the next iteration of the Group’s Climate Transition Plan; monitoring progress against the Group’s sustainability strategy and external targets; overseeing preparations for the adoption of new reporting requirements, as well as monitoring global trends in this area; and reviewing people initiatives and talent programmes to ensure that the Group is developing a skilled and adaptable workforce to align with our long-term vision and goals. In September, the Committee reviewed the Group's Financing the Transition framework ahead of its publication as part of New York Climate Week. Following on from the Just & Inclusive Transition white paper we issued in October 2022, the framework sets out our approach to investing to support a fair and equitable energy transition in emerging markets. At our meeting in October, we focused on the progress made embedding the sustainability operating model across the Group and developing maturity within our local markets with guidance from our Sustainability Centre of Excellence. We endorsed a framework developed to expand and diversify the Group’s inclusive insurance offerings which help overcome affordability and access barriers. The framework provides a structure to guide our local business units towards identifying, piloting and developing commercially viable and scalable solutions for customers, allowing us to reach new customer segments and support long-term growth in emerging markets. We also reviewed a refreshed strategy and approach for the Prudence Foundation, the Group's community investment arm, in order for it to achieve its aspiration of being a global leader in driving long-term impact for the communities that we serve by building financial wellbeing and enhancing health resilience for every life and every future. Alongside its targeted community engagement and investment programmes, the Foundation will also look to provide catalytic funding for the development of inclusive insurance offerings by our local business units. The Committee is mindful of the need to ensure that the Group’s external reporting presents a fair representation of our sustainability credentials and we held a joint meeting with the Audit Committee in December to agree the respective roles of the Committees as regards reviewing non-financial reporting and the supporting control framework. The Committee has continued the work of the RSWG in receiving the detailed output from the Group-wide employee survey (PruVoice) and monitoring the progress made by management in addressing the key themes identified. Where the survey highlights particular issues, the Committee will deep-dive to better understand the nature of employee concerns and how effectively management are responding, following up with our own employee engagement activities where appropriate. 110

Audit Committee report Committee’s purpose The Committee is responsible for oversight and review of financial reporting and non-financial reporting controls. It also oversees the effectiveness of the internal control and risk management system, and the effectiveness and objectivity of the internal and external auditors. More information about the Audit Committee can be found in its terms of reference, which are available at www.prudentialplc.com/ en/investors/governance-and-policies/board-and-committees-governance Membership and 2024 meeting attendance Committee members Member since 2024 meetings1 Jeanette Wong, Chair May 2021 (Chair since March 2024) 16/16 Jeremy Anderson January 2020 16/16 Arijit Basu September 2022 16/16 David Law September 2015–May 2024 (Chair May 2017–March 2024) 5/5 Mark Saunders April 2024 12/12 Amy Yip2 March 2021 14/16 – Regular attendees – Chair of the Board – Chief Executive Officer – Chief Risk and Compliance Officer – Chief Financial Officer – Company Secretary – Chief Internal Auditor – Chief of Financial & Capital Reporting – External Audit Partners (1) The Committee held five scheduled meetings, plus six additional meetings to consider financial reporting. In addition, the Committee held four joint meetings with the Risk Committee and one joint meeting with the Risk and Sustainability Committees. (2) Amy Yip was unable to attend one scheduled meeting and one of the additional meetings due to travel commitments. Committee highlights 2024 – Considering the methodology for reporting on a TEV basis. – Monitoring key projects, including enhancements to the Group’s control environment and modernisation of the Finance function. Early in the year, the Committee agreed that its key areas of focus for 2024 should include: – Overseeing the embedding of IFRS 17 reporting processes and controls; – Developing its understanding of TEV methodology approaches and overseeing the Group’s adoption of TEV reporting; – Monitoring implementation of enhancements to the Group’s internal control environment; and – Overseeing the programme to modernise the Group’s Finance function. As announced in August, the Group is expecting to convert to TEV methodology from the first quarter of 2025. The Committee has spent time developing its understanding of TEV and the implications of moving from the Group’s historical European Embedded Value (EEV) basis, both in terms of reporting and the impact on the underlying business. The change will improve the comparability of our external reporting to our key peers and will reduce the economic volatility seen in our embedded value reporting, with a view to improving the transparency of underlying growth in new business profit. Comparative TEV results and TEV new business profit for full year 2023 were published alongside the Group’s interim results on 28 August 2024. At that time, the Committee considered how the changes could be effectively communicated to the market and was satisfied that processes and controls around the production of those comparatives were suitably robust. In December 2023, the Group commenced a two-year programme of work to deliver enhancements to the Group’s control environment, as a key enabler for achieving the Group’s growth strategy in which controls are efficiently managed to accelerate value through operational and financial discipline. The Committee has been kept updated throughout the period and a detailed update on progress was provided to joint meetings of the Audit and Risk committees held in May and December. Management is engaged in a multi-year programme to modernise the Group’s Finance function. The project is assessing the capabilities and tools needed across financial, actuarial and management reporting to run an effective and efficient finance function as the business grows and develops. The Committee has been focused on the safe delivery of the programme and supporting the realisation of the intended benefits. In addition to these key areas of focus, the Committee carried out its regular cycle of activities in respect of financial reporting; approving the internal audit plan and monitoring significant findings; overseeing the relationship with the Group’s external auditor, Ernst & Young LLP (EY) including safeguarding independence and approving non-audit fees, reviewing audit quality and recommending EY for re-appointment by shareholders; and receiving regular updates on matters arising from the Group’s Speak Out (whistleblowing) procedures. 111

Working with other committees In order to have oversight of the important issues considered by subsidiaries, the Committee continued to receive updates on the activities of the local audit committees. I also met regularly with the chairs of our Material Subsidiary audit committees and relayed those discussions to the Committee. In May and October, in order to foster a close working relationship and deepen our understanding of audit and risk-related topics across the Group, Jeremy Anderson and I chaired virtual conferences attended by the non-executive directors of the Group’s Material Subsidiaries. The Committee held other joint meetings with the Risk Committee to discuss the Group’s approach to subsidiary audit and risk governance, non-financial and operational risks, cyber security, technology, data governance and AI. A joint meeting was also held with the Risk and Sustainability committees to agree the approach to oversight of non-financial reporting, which this Committee will take a lead on, working closely with the Sustainability Committee. Internal auditor rotation During the year we conducted the search and recruitment process for our new Chief Internal Auditor and we were able to promote from within. The individual was already a senior member of the internal audit management team and has extensive knowledge of the Group having been with the function since 2013. Committee operation, governance and compliance with regulatory requirements In April, Mark Saunders joined the Committee. Mark brings extensive knowledge of the insurance industry, Asia markets and actuarial practice, gained over a long career in the field. He has further enriched the experience across the Committee members. The operation of the Committee was reviewed as part of the annual Board performance review. No material issues were identified. Looking ahead, the Committee’s key areas of focus in 2025 will include embedding the Group’s change to a TEV reporting basis, overseeing the implementation of the changes being brought about by new Provision 29 under the UK Code of Corporate Governance, and monitoring non-financial reporting controls, particularly as the Group adopts ISSB disclosure requirements. 112

Principal activities and significant issues considered by the Audit Committee during 2024 1 Accounting judgements and estimates supporting the Group’s results One of the Committee’s key responsibilities is to monitor the integrity of the Annual Report and Accounts and any other periodic financial reports. This includes the Half Year Financial Report, the Annual Report (including compliance with the GWS public reporting requirements), associated results announcements and Form 20-F disclosures, as well as the annual update of the Group’s published Tax Strategy. The Committee also reviews the quarterly business performance updates provided for the first and third quarters. In reviewing these and other items, the Committee receives reports from Management and, as appropriate, reports from internal and external assurance providers. When considering financial reporting matters, the Committee assesses compliance with relevant accounting standards, regulations and governance codes focusing on key areas of judgement and complexity. In 2024, a significant focus of the Committee’s activities was reviewing the Group’s implementation of the TEV methodology. As announced on 28 August 2024, the Group is converting its embedded value reporting from EEV to TEV from the first quarter of 2025. During the year, Management have worked to develop their approach and the methodology for calculating TEV and provided updates to the Committee. Key matters discussed with the Committee during the implementation included the risk discount rates applied, the expected TEV results, and comparison to EEV results and peers. The Committee reviewed the TEV disclosures alongside EY’s report on its associated assurance activities on the 2024 full-year comparatives. No material changes were made to the Group's IFRS accounting policies during 2024. Assumptions setting The Committee reviewed the key assumptions and judgements supporting the Group’s IFRS results, including those made in valuing the Group's investments, insurance contract balances and intangible assets. The Committee also reviewed the assumptions underpinning the Group's embedded value metrics, covering both EEV and TEV. Insurance contract balances The measurement of insurance contract balances is based on the best estimate of future cash flows, including those to and from policyholders, over a long period of time. These estimates can, depending on the type of business, be highly judgemental. Critical IFRS accounting policies, estimates and judgements on the measurement of contract liabilities are set out in note A3.1, with further details on products and the measurement of contractual service margin (CSM) provided in note C3.4. The sensitivity of the Group’s metrics to key economic and non-economic assumption changes is set out in note C6. The Committee considered proposed changes to assumptions and other estimates in advance of 2024 reporting. The key assumptions that the Committee considered were: – The persistency, mortality, morbidity (including expectations of future medical costs inflation and related premium rises) and expense assumptions (including consideration of future expense levels anticipated in the business plan) within insurance businesses. When assessing these assumptions, the Committee considered recent experiences and whether adverse variances were expected to be short-term in nature; and – Economic assumptions, including investment returns, associated risk discount rates for EEV and TEV and related illiquidity premiums for IFRS. Note A3.1 sets out the Group’s approach to setting risk discount rates, incorporating illiquidity premiums, for IFRS. The Committee was satisfied that the assumptions adopted by Management were appropriate. Valuation of investments The Committee received information on the carrying value of investments in the Group’s balance sheet which acknowledged that most of the Group’s investments continued to be based on quoted prices in an active market (circa 83 per cent being included in level 1 as at 31 December 2024). Further information on the valuation of assets is contained in note C2 of the consolidated financial statements. Climate change does not directly impact fair values, particularly where these are built on observable inputs (i.e. level 1 and level 2); however, the impact of environmental risks on the Group’s assets and liabilities is discussed in more detail in note C6 of the consolidated financial statements and the Risk review. The Committee agreed that overall investments were valued appropriately. Intangible assets The Committee received information to enable it to review certain intangible asset balances, for example, whether there had been any indication of impairment of the Group’s distribution rights asset or goodwill given the current macroeconomic environment. After reviewing the approach used and considering the results of the work performed by management, the Committee was satisfied that there was no impairment of those intangible assets at 31 December 2024 and that the disclosures provided in the financial statements are appropriate. More information is contained in note C4 of the consolidated financial statements. 113

Principal activities and significant issues considered by the Audit Committee during 2024 continued 2 Other financial reporting matters Going concern and viability statements The Committee considered various analyses from Management on the capital and liquidity positions at both Group and parent company level, taking into account the Group’s principal risks. This included an assessment of the impact that different stress scenarios may have on the Group’s business plan and its resilience to those threats. Following this review, the Committee recommended to the Board that it remains appropriate to adopt the going concern basis of accounting in preparing the financial statements and that the disclosures in the 2024 Annual Report on the Group’s longer-term viability are both reasonable and appropriate. Fair, balanced and understandable The Committee carried out a formal review of whether the 2024 Annual Report and Accounts are ‘fair, balanced and understandable’ as required by the UK Corporate Governance Code. In particular, it considered whether the report gives a full picture of the Group’s business model, strategy, financial position and performance in the year, with important messages appropriately highlighted. It also considered the level of consistency between financial statements and management narrative sections, whether performance measures are clearly explained and the prominence of alternative performance measures, including adjusted operating profit, the definition of which was unchanged from the prior year. After completion of its detailed review, the Committee agreed that, taken as a whole, the Group’s Annual Report and Accounts are fair, balanced and understandable. Taxation The Committee regularly received updates on the Group’s tax matters and provisions for certain open tax items, including tax matters in litigation. The Committee agreed that the level of provisioning adopted by management was appropriate. In 2024, the Committee was also updated and reviewed the disclosures on the OECD proposals to reform international tax including the introduction of a global minimum tax rate of 15 per cent, which was partly effective for the Group in 2024 and will be fully effective for the Group from 2025. Further information is included in notes B3 and C7 of the consolidated financial statements. Parent company financial statements The Committee reviewed the parent company profit and loss account and balance sheet, which includes the recoverability of the parent company’s investment in subsidiaries by assessing and confirming that the net assets of the relevant subsidiaries (approximating their minimum recoverable amount) were in excess of their carrying value at the balance sheet date. FRC’s review of the Group’s 2023 Annual Report and Accounts During the year, the FRC’s Corporate Reporting Review (CRR) team carried out a review of the Group’s 2023 Annual Report and Accounts, which was also included in the sample for the FRC’s thematic review of IFRS 17 disclosures in the first year of application. Following completion of both of these reviews, the Committee was provided with letters from the FRC’s CRR team and was pleased to note that no questions or queries were raised. The Group has considered the matters raised in the FRC’s thematic review report when preparing the 2024 Annual Report and Accounts. The FRC’s review of the Group’s 2023 Annual Report and Accounts was based solely on the annual report and accounts and did not benefit from detailed knowledge of Prudential’s business or an understanding of the underlying transactions entered into. It was, however, conducted by staff of the FRC who have an understanding of the relevant legal and accounting framework. The FRC provided no assurance that the annual report and accounts were correct in all material respects; the FRC's role is not to verify the information provided to it but to consider compliance with reporting requirements. The FRC’s letter to Prudential was written on the basis that the FRC (which includes its officers, employees and agents) accepts no liability for reliance on it by Prudential or any third party, including but not limited to investors and shareholders. 114

Principal activities and significant issues considered by the Audit Committee during 2024 continued 3 External audit External audit effectiveness The Group’s external auditor is EY and oversight of this relationship is one of the Committee's key responsibilities. Matters considered by the Committee in the year included: – EY’s detailed audit strategy for the year, approach to risk assessment and coverage of the audit response to highlighted significant risks; – EY's approach to Group materiality setting and their proposal on how that is applied to individual business units; – EY's knowledge around the key assumptions, and their insight and constructive challenge to Management by highlighting where those assumptions sat on a range; – EY’s insight around the key accounting judgements and estimates and demonstration of professional scepticism in dealing with Management; – the outcome of management’s internal evaluation of the auditor and audit quality, as discussed below; and – other external evaluations of EY, with a focus on the FRC’s Annual Quality Review. The Committee maintains an open dialogue on emerging risks and issues with the Group Lead Partners via a regular schedule of meetings aligned to key reporting milestones. In 2024, the Committee formally met with EY's Group Lead Partners without Management present on two separate occasions. Management’s internal evaluation of EY This was conducted in July, using a questionnaire that was circulated to the Committee members, audit committee members of material business units, the CFO and the Group’s senior financial leadership for completion. The survey asked questions over four categories (team performance, process, communication and audit execution) in relation to EY’s audit. The feedback supports the conclusion that the audit performed by EY is to a high standard and an appropriate degree of challenge. While some areas of improvements were identified, no material concerns were raised. EY were given the opportunity to respond to the findings where they discussed proposed improvements to address specific points raised in the evaluation. FRC audit quality inspection of EY When assessing the audit quality of EY, the Committee reviewed the inspection results published by regulators on the firm. In July 2024, the FRC published its findings from the 2023–2024 inspection of EY carried out by its Audit Quality Review (AQR) team, which showed a small deterioration in overall grade from the prior year for both categories of 'all audits' and 'FTSE 350 audits' sampled. The Committee discussed the findings with the EY team who noted continuous improvements being made by the firm to address the issues raised by the FRC that would be applied to the Prudential plc 2024 audit, with root cause analysis on all findings being undertaken and additional guidance and training being issued to address those findings. Overall, the Committee was satisfied that the audit of Prudential plc remained effective. Auditor independence and objectivity The Committee monitors auditor independence and objectivity and is supported by the Group’s Auditor Independence Policy (the Policy). The Committee reviews and approves any changes to the Policy annually. The Policy sets out the circumstances in which the external auditor may undertake non-audit services and is based on four key principles, which specify that the auditor should not: – have a mutual or conflicting interest with the Group; – audit its own firm’s work; – act as management or employees for the Group; or – be put in a position of being an advocate for the Group. The Policy has two permissible service types: those that require specific approval by the Committee on an engagement basis, and those that are pre-approved by the Committee with an annual monetary limit capped at no more than five per cent of the Group audit fee in the proposed year and capped at $65,000 individually. Non-audit services undertaken by EY were agreed prior to the commencement of work and were confirmed as permissible for the external auditor to undertake in accordance with the Policy, which complies with the rules and regulations of the FRC’s Revised Ethical Standard (2024), the US Securities and Exchange Commission (SEC) and the standards of the Public Company Accounting Oversight Board (PCAOB). The Committee monitored the nature and extent of non-audit services on a regular basis to ensure the provision of non-audit services complied with the Policy and did not impair the auditor’s objectivity or independence. The Committee noted that EY typically only performed non-audit services where they complemented its role as external auditor, for example, the review of half-year and EEV and TEV financial statements or additional assurance to support capital market announcements. In keeping with professional ethical standards, EY confirmed its independence to the Committee and set out the supporting evidence, such as details of non-audit services and the potential threats and related safeguards in providing those services, in a report that was considered by the Committee prior to publication of the financial results. 115

Principal activities and significant issues considered by the Audit Committee during 2024 continued 3 External audit continued The Committee will continue to monitor developments to ensure the Group’s policies and processes around audit effectiveness and independence evolve in line with market practice. Fees paid to the external auditor The fees paid to EY for the year ended 31 December 2024 amounted to $17.7 million, of which $5.2 million was total amounts payable in respect of non-audit services, except those required by law and regulation as defined by the FRC’s Revised Ethical Standard (2024). A breakdown of the fees payable to EY can be found in note B2.4 of the consolidated financial statements. The FRC cap on the ratio of non-audit fees over average audit fees for the past three years is not applicable for 2024 given this is the second year of EY being the Group’s auditor. The $5.2 million of non-audit services referenced above included the review of the Group’s half-year financial statements, embedded value disclosures and other limited assurance work. The 2024 services also included assurance work over the implementation of the TEV methodology. In all cases, EY was considered the most appropriate to carry out the work, given their knowledge of the Group and the accumulated expertise that arose from running these engagements alongside the main audit. All non-audit services were pre-approved by the Committee and were in line with the Policy discussed above. Reappointment of the external auditor In accordance with mandatory rules governing external auditor rotation, KPMG LLP resigned as the Group’s auditor at the Company’s AGM in May 2023 and EY were appointed following the competitive tender process in 2020. EY completed its second audit of the Group since their appointment. Based on the outcome of the effectiveness evaluation, discussed above, and all other considerations, the Committee concluded that there was nothing in the performance of the auditor that would require a change at the next AGM. The Committee, therefore, recommended that EY be reappointed as the auditor, with John Headley remaining as the Group Lead Partner. A resolution to this effect will be proposed to shareholders at the 2025 AGM. Throughout the 2024 financial year, the Company complied with the provisions of the Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 issued by the UK Competition and Markets Authority. Whistleblowing Speak Out The Group continues to operate a Group-wide whistleblowing programme (‘Speak Out’), hosted by an independent third party (Navex). The Speak Out programme received ad hoc reports from a wide variety of channels, including a web portal, QR code, free-to-call hotlines, email and letters. Reports are captured, confidentially recorded by Navex and triaged by Group Investigations before being investigated by the appropriate teams. The Committee is responsible for overseeing the effectiveness of the Group’s whistleblowing arrangements. The Committee received regular reports on the most serious cases and other significant matters raised through the programme and the actions taken to address them. The Committee was also briefed on emerging Speak Out trends and themes, causal factors and post-investigation remediation. The Committee may, and has, requested further reviews of particular areas of interest. Through an annual Speak Out report and quarterly updates, the Committee reviews the Group’s Speak Out programme, satisfying itself that it continues to comply with legal, regulatory and governance requirements. The Committee also considered the consistency of approach adopted across subsidiary audit committees, where locally recorded Speak Out events, themes and trends are also briefed and considered. The Speak Out programme was further strengthened during the year by enhanced analysis of Speak Out data for management-level committees and subsidiary audit committees. Where relevant, the Committee requested information on the sharing of lessons learned. The Chair and Committee regularly spent time privately with the Group General Counsel (who has ultimate responsibility for the operation of the Speak Out programme) to understand outcomes of investigations, ensure that investigations were adequately resourced and appropriately managed, that there had been no retaliation against anyone making a report and that investigations were not improperly influenced. An annual assessment of Speak Out arrangements is undertaken by an independent UK-based whistleblowing charity, ‘Protect’ and benchmarked against peers. The assessment confirmed that the Group’s programme continued to perform well and in accordance with best practice. 116

Principal activities and significant issues considered by the Audit Committee during 2024 continued 4 Internal audit Regular reporting The Committee received regular updates from Group-wide Internal Audit (GwIA) on audits conducted and Management’s progress in addressing audit findings within agreed timelines. Any delays in implementing remediation actions were escalated to the Committee and given particular scrutiny. The independent assurance provided by GwIA formed a key part of the Committee’s deliberations on the Group’s overall control environment. During 2024, the areas reviewed included: transformation and change management; financial controls; outsourcing and third-party supply; customer outcomes; cyber security and IT risk; regulatory compliance; and the second line function. The Chief Internal Auditor reports functionally to the Committee Chair and has direct access to the Chair of the Board and to the CEO. For administrative purposes (excluding strictly all audit-related matters),  the Chief Internal Auditor has a reporting line to the CRCO. In addition to formal Committee meetings, the Committee meets with the Chief Internal Auditor in private to discuss matters relating to, for example, the effectiveness of the internal audit function, significant audit findings and the risk and control culture of the organisation. Where internal audit have identified high priority audit findings, the Committee typically asks the accountable executive to attend the following Committee meeting in order to provide an update on the remedial actions being taken. The Committee Chair also meets with the independent quality assurance provider engaged by GwIA to discuss the outcome of the quality reviews of GwIA’s work and actions arising. Annual internal audit plan and focus for 2025 GwIA operates a 12-month audit planning approach, which provides the Committee with a view of the planned audit coverage and resource needed for the next 12 months in totality, with a formal reassessment being conducted at the half year to reflect topical control issues, changes in risk profile and/or regulatory focus and business initiatives. In December 2024, the annual internal audit plan and audit resources for 2025 were approved. The 2025 internal audit plan was based on a bottom-up risk assessment of audit needs. These were mapped against various metrics and are based on a top-down approach to compliance. The plan was then assessed against a series of risk and control parameters, including the top risks identified by the Risk Committee, to verify that it was appropriately balanced between financial matters, business change, and regulatory and operational risk drivers, and provides appropriate coverage of key risk areas and audit themes. Key areas of focus for this plan include: strategic change initiatives, customer outcomes, technology security, financial risk and financial controls, operations, outsourcing and regulatory compliance. Effectiveness of internal audit The Committee is responsible for the approval of the GwIA charter, audit plan and resources, and monitors the effectiveness of the function. The Committee assesses the effectiveness of GwIA through a combination of External Quality Assessment (EQA) reviews, required every five years, and an annual quality assurance (QA) internal effectiveness review. The last EQA review was conducted in Q4 2021, with GwIA being assessed as a mature function and receiving the highest rating (Generally Conforms) under the Institute of Internal Audit’s framework. Having considered the findings of the 2024 internal effectiveness review, performed as an assessment by the internal audit function (supported by the third-party quality assurance team engaged by GwIA), the Committee concluded that GwIA had continued to operate independently of Management and in compliance with the requirements of GwIA delegated authorities, procedures and practice standards in all material respects and had remained aligned to mandated objectives during 2024. 5 Internal control and risk management Internal control and risk management systems The Committee is responsible for reporting and making recommendations to the Board on the effectiveness of the Group’s system of risk management and internal control. The Committee considered the outcome of the annual review of the system of risk management and internal control. The review identified areas for improvement and the necessary actions that have been, or are being, taken. Group Governance Manual The Group Governance Manual (GGM), which includes the Group Code of Conduct, sets out the general principles by which Prudential conducts its business and the standards expected, and defines the Group-wide approach to governance, risk management and internal control. Exemptions and breaches of mandatory requirements set out in the Group-wide policies and delegated authorities are monitored, and remedial actions are taken as necessary. The Committee received bi-annual reports during the year. All staff and contingent workers are expected to provide a declaration confirming compliance with the Group Code of Conduct annually. 117

Risk Committee report Committee’s purpose The Committee is responsible for oversight and review of the Group’s risk appetite, tolerance and strategy. It monitors current and potential risk exposures, the effectiveness of the risk management framework and the Group’s adherence to the various risk policies. More information on the Risk Committee can be found in its terms of reference, which are available at www.prudentialplc.com/ investors/governance-and-policies/board-and-committees-governance Membership and 2024 meeting attendance Committee members Member since 2024 meetings1 Jeremy Anderson, Chair January 2020 (Chair since May 2020) 13/13 David Law May 2017–May 2024 5/5 George Sartorel2 May 2022 12/13 Mark Saunders April 2024 10/10 Claudia Suessmuth Dyckerhoff3 January 2023 10/13 Jeanette Wong May 2021 13/13 Regular attendees – Chair of the Board – Chief Executive Officer – Chief Risk and Compliance Officer – Chief Financial Officer – Company Secretary – Chief Internal Auditor Members of the Risk, Compliance and Security leadership team are invited to attend each meeting as appropriate. (1) The Committee held five scheduled meetings, plus four joint meetings with the Audit Committee, one joint meeting with the Audit and Sustainability Committees and two joint meetings with the Responsibility & Sustainability Working Group (now the Sustainability Committee). One short meeting was held to discuss the risk aspects of the business plan. (2) George Sartorel was unable to attend one scheduled meeting due to illness. (3) Claudia Suessmuth Dyckerhoff was unable to attend one scheduled meeting and two joint meetings with the Audit Committee due to conflicting commitments. Committee highlights 2024 Key areas of focus considered by the Committee included: – Insurance costs, including medical inflation and medical policy repricing and new product development. – Technology risks, including AI and the Group’s lessons learnt from the CrowdStrike incident. – Balance sheet management, capital returns and TEV. – Strategic initiatives, including transformation and new distribution deals. – Business unit risk updates, including a field visit to the Vietnam business. This year, the Committee considered the management of both financial and non-financial risks that have the potential to impact the Group's financial viability, operational resilience and the delivery of strategic objectives, particularly risks associated with transformation, morbidity, investment performance, third-party and outsourcing, technology, and joint ventures. We continued to closely monitor the confluence of geopolitical tensions and macroeconomic volatility, including inflationary pressure, interest rate uncertainties, military conflicts and a prolonged China economic slowdown. We regularly reviewed the strength of the Group’s capital and liquidity positions, including the results of stress and scenario testing analyses, and received regular updates on the Group’s risk and control environment and more in-depth risk assessment from the second line deep dives and assurance reviews. With growing reliance on technology, joint sessions were held with the Audit Committee to consider technology-related risks and controls, specifically on cyber security, privacy, artificial intelligence (AI), and data governance. The Committee receives updates from the chief risk and compliance officers of the Material Subsidiaries to provide greater insight into risks relevant to the local businesses and I meet regularly with the risk committee chairs. In addition, Jeanette Wong and Jeremy Anderson hosted virtual conferences with the material subsidiary non-executive directors in May and October. A detailed explanation of the principal risks facing the Group and the way in which these are managed is set out in the Risk review above. The Committee stays abreast of evolving incidents and risk events. Following the severe CrowdStrike global IT outage in July 2024, the Committee received an initial review of the incident within days, followed by a more detailed review that assessed crisis management procedures and identified improvement opportunities. We will track progress on this in 2025. A key area of focus throughout the year has been the impact of rising medical inflation across many of our markets, with the Committee seeking to understand the effectiveness of management’s actions to manage this risk, how we are engaging with government agencies and industry to address the underlying issues, and ensuring that, where there are repricing initiatives, due attention is being given to the impact on customers. This was a particular area of focus when we heard from the CRCOs of our major life businesses. In October, Jeanette Wong, Mark Saunders and Jeremy Anderson visited Vietnam to better understand the key risks (and opportunities) for the business and how they are managing them, including initiatives to support persistency and to adopt regulatory changes. As part of our annual work plan, we reviewed and approved the Group Risk Framework, the Risk, Compliance, and Security (RCS) function’s planned activities for 2024, the Group’s risk policies, appetites and associated limits, and the Group’s annual Own Risk 118 and Solvency Assessment (ORSA) report. The principal activities of the Committee are further detailed in the report. The operation of the Committee was reviewed as part of the annual Board performance review. No material issues were identified. Mark Saunders joined the Committee in April; he brings extensive knowledge of the insurance industry and Asia markets. 119

Risk management Group principal risks, including CRCO report The Committee evaluated the Group’s principal risks and considered recommendations for the inclusion of additional risks and changes in the scope of existing risks. The Committee received reports on the Group’s exposure and management of its principal risks, emerging risk themes, material joint ventures impacting the Group’s risk profile and external developments as part of the CRCO’s regular reports to the Committee. The CRCO’s reports also provided the Committee with regulatory updates, including the implications of developing global capital standards, systemic risk regulation, engagement with regulators (including the Supervisory College) and the Group’s ongoing compliance with the Hong Kong Insurance Authority’s (IA) Group-wide Supervision (GWS) Framework as well as applicable local regulatory requirements. Second line reviews In 2024, the Committee agreed a number of second line deep dives, assurance reviews and read-across reviews. These were reported to the Committee, focusing on participating fund management, welcome call processes and controls, control enhancements to mitigate bribery and corruption risk, and an annual report of product-related key risks. In addition to the planned reviews, the Committee commissioned other reviews and read-across exercises as incidents and/or issues arose throughout the year, for example, a lessons learnt review following the global CrowdStrike incident. The Committee further considered ongoing effectiveness reviews of regulatory compliance, customer conduct and anti-money laundering arrangements. Morbidity risk The Committee received regular updates on morbidity claims experience, notably health claims, which has been subject to strong inflationary pressures. The Committee monitored premium repricing and claims management activities as the key levers for portfolio sustainability, and the implications of increased regulatory scrutiny in certain markets. Change delivery and strategic planning risk The Group is undergoing significant strategic transformation, and the Committee noted the importance of Management balancing the need for the wellbeing of our people whilst maintaining focus on the strategic outcomes. The Committee monitored the progress of the Group’s key strategic projects, with focus on initiatives associated with the Group’s refreshed strategy, technology change delivery and risk and control enhancement. Third-party and outsourcing management risk With an increasing reliance on third parties, strategic partnerships and bancassurance arrangements to deliver the Group’s strategic outcomes, third-party and outsourcing risk management remains one of the key areas of focus for the Committee. The Committee received progress updates on the programme to modernise and enhance the Group’s third-party and outsourcing risk management capabilities, as well as the implementation of the second line Third-Party Risk Oversight Policy. The Committee also approved the list of the Group’s material outsourcing arrangements prior to submission to the Hong Kong IA in May. Information security, IT infrastructure and data privacy risks The Committee received regular progress updates on AI, the strategy for the management of information and cyber security, data and privacy risks, as well as the strengthening of IT infrastructure and operational resilience. Throughout the year, the Committee was also informed of material incidents and improvement plans. In July, the Committee approved the revised Group Information Security Policy, which considers the current threat landscape and adoption of new and emerging technologies, including additional policies around AI. An initial overview of the response to the severe CrowdStrike global IT outage was promptly provided to the Committee within a few days of the incident’s occurrence in July. At the Committee’s request, a more in-depth review was conducted to assess crisis management procedures activated, to identify any improvement opportunities and to strengthen processes and prevent a recurrence. The observations were presented to the Committee in October. Joint meetings of the Risk and Audit Committees received a cyber security and privacy update in May and an AI progress and data governance update in October. The May meeting covered key external developments relevant to cyber security and data privacy, including changes in regulations and the threat landscape. The October update highlighted the Group’s governance of AI and focused on the development of core AI capabilities to enhance customer servicing and productivity. Sustainability (including ESG and climate-related) risks On 1 September, the Sustainability Committee was established with a remit to provide oversight responsibility for sustainability topics across the Group, and as a result, the Committee’s previous oversight responsibilities for climate-related risk has been transferred to this new Committee. The Risk Committee continues to receive regular updates on key sustainability-related risk matters, such as regulatory and legislative developments related to environment and climate-related topics, and progress against the Group’s responsible investment commitments. Principal activities and significant issues considered by the Risk Committee during 2024 120

Investment performance The Committee received regular updates related to the investment performance of our businesses and the initiatives undertaken to support the delivery of sustainable long-term investment returns for our shareholders and policyholders. In July, a joint meeting of the Risk and Audit committees received an update on the establishment of the Group Chief Investment Office and its key initiatives to further enhance investment performance. Control environment and enhancement Regular reports of any breaches of the Group’s Non-Financial Risk Appetite, and mitigating actions, were provided to the Committee throughout the year. Together with the Audit Committee, the Risk Committee is overseeing a Group-wide control enhancement programme aimed at strengthening the control environment and uplifting resiliency through a number of targeted workstreams, with key areas of focus including the Group’s non-financial risk framework, risk culture, governance, assurance, and reporting. Updates were provided to joint meetings of the Risk and Audit committees in July and December. Remuneration The Committee’s role includes advising the Remuneration Committee on the risk management considerations in respect of executive remuneration. Risk management assessments of proposed executive remuneration structures and outcomes during the year were considered by the Committee before making related recommendations to the Remuneration Committee for consideration. Stress and scenario testing The Committee reviewed the results of stress and scenario testing, which is a key risk identification and measurement tool for the Group. Stress and scenario testing is a key component of the Group’s ORSA process and the risk assessment of the business plan, as described below, as well as its Recovery Planning and Reverse Stress Testing. The Group’s recovery plan, considered by the Committee in May, included an assessment of the viability and operational resilience of the Group under severe financial and non-financial shock scenarios, and the actions available to the Group to restore its financial strength in such circumstances. The plan concluded that the Group is expected to remain in a resilient financial and operational condition when under severe stress and that established governance frameworks and procedures are in place for senior management to respond to actual and potential severe stress scenarios. Extreme stresses would be required to breach the Group’s recovery activation measures. Risk assessment of the business plan As part of its role in overseeing and advising the Board on future risk exposures and strategic risks, the Committee reviewed the risk assessment of the business plan including the implementation of the Group’s new strategy, which highlights key financial and non-financial risks. The analysis included sensitivity assessments of the impact of two plausible scenarios. Model risk management The Committee received regular updates on the Group-wide model risk assessment and management activities throughout the year, including model risk oversight, model validations and plans to establish a centre of excellence to ensure coordinated model risk oversight responsibilities and resource optimisation. Regulatory and compliance matters Compliance and regulatory change The Committee received regular reporting on key regulatory compliance risks and mitigation activities across the Group’s businesses throughout the year. Updates covered material regulatory compliance risk issues or concerns, significant regulatory developments and landscape changes, major review findings and interventions and key Compliance functional activities. These matters encompassed day-to-day business practices, conduct and customer outcomes, anti-fraud, anti-bribery and corruption, anti-money laundering, counter-terrorist financing and sanctions risks. The Committee was also updated on the key matters in response to the Supervisory College and notable regulatory interactions with the Hong Kong IA and other relevant regulators of the Group. Group-wide Internal Audit (GwIA) Updates on relevant matters which fall within the Committee's responsibilities were provided by GwIA throughout the year. Principal activities and significant issues considered by the Risk Committee during 2024 121

Risk and compliance framework Annual review of risk framework associated policies, risk framework compliance and Committee effectiveness The Group Risk Framework and its associated policies were subject to their annual review to ensure they remain fit for purpose, as well as to make required amendments to align with the simplified Group Governance Manual structure introduced in 2024. The Committee approved the changes in December. Separately in July, the revised Group Non-Financial and Operational Risk Management Policy was approved. In May, an update on subsidiary audit and risk governance outlining the framework for the Audit and Risk committees to oversee the effectiveness of the subsidiary audit and risk committees in the materiality tier below the Material Subsidiaries was discussed at a joint meeting with the Audit Committee, ensuring appropriate governance arrangements were in place. During 2024, the Group has continued to strengthen its oversight of joint ventures, which included enhanced information access, internal monitoring and management reporting. The Group maintains close collaboration with our joint ventures and associates to maintain visibility and access for strategic management. The Group actively shares its established practices through the Group’s representatives of the joint venture businesses. In December, the Committee received an update on the new Joint Venture Oversight Framework for implementation in 2025, which formalises the Group’s governance oversight of joint ventures. The Committee also evaluated the effectiveness of the RCS function's oversight of the Group's key risks. Group risk appetite and limits The Committee is responsible for recommending changes to the Group’s overall risk appetite and tolerance to the Board for approval. In May, the Committee recommended to the Board the proposed changes to GWS capital and Group Internal Economic Capital Assessment (GIECA) Group Risk Appetite quantitative limits for approval, in order to ensure their continued appropriateness. The Committee approved a number of revisions of the Group risk limits in July and December to manage interest rate and credit risks and ensured that they are consistent with the aggregate Group Risk Appetite statements. These included interim revisions to credit triggers and limits, discontinuation of selected duration mismatch triggers and efforts to reduce cash exposures with selected counterparties in July, and revisions to duration mismatch triggers, credit quality limits and counterparty exposure limits in December. External and regulatory reporting ORSA The ORSA is a key ongoing process for identifying, assessing, controlling, monitoring and reporting risk and compliance issues to which the Group is exposed as well as assessing capital adequacy over the business-planning horizon. In May, the Committee considered in detail the Group ORSA report and recommended it to the Board for approval and submission thereafter to the Hong Kong IA. The Committee subsequently reviewed and approved updates to the Group ORSA to reflect impacts of the share buyback programme announced in June. Systemic risk management In May, the Committee considered the Group’s recovery plan, which includes the Group crisis management procedures and the liquidity risk management plan, and recommended it for approval by the Board. GIECA The GIECA model provides a consistent risk and return lens for capital allocation and decision-making across various business processes including business planning, product pricing, strategic business decisions and remuneration management. The Committee received biannual updates on the GIECA results in May and October and provided approval prior to submission to the Hong Kong IA. The update in May considered key assumptions, recalibration of the Group risk appetite capital target, the governance framework, and validation activity for the GIECA model. The update in October covered the planned activities to enhance GIECA embedding. In December, the Committee approved proposed changes to the GIECA risk modelling assumptions for full-year 2024 reporting. Insurance Capital Standard (ICS) The Committee considered the Group’s FY 2023 ICS results in October. This included an update on the Group’s engagement on the ICS development with the International Association of Insurance Supervisors on technical topics, and the future of ICS implementation. Principal activities and significant issues considered by the Risk Committee during 2024 122

Audit committee financial expert The Board has determined that Jeanette Wong, Chair of the Audit Committee, qualifies as an audit committee financial expert within the meaning of Item 16A of Form 20-F, and that Jeanette Wong is independent within the meaning of Rule 10A-3 under the Exchange Act. Governance - Differences between Prudential’s governance practice and the NYSE corporate governance rules The New York Stock Exchange (‘NYSE’) corporate governance rules for foreign companies recognise foreign companies have to comply with domestic governance requirements. As a foreign private issuer, Prudential must comply with the following NYSE rules: 1. The Company must satisfy the audit committee requirements of the SEC; 2. The Chief Executive Officer must promptly notify the NYSE in writing after any executive officer of the Company becomes aware of any non-compliance with any applicable provisions of Section 303(A) of the NYSE’s Listed Company Manual; 3. The Company must submit an executed written affirmation annually to the NYSE affirming the Company’s compliance with applicable NYSE Corporate Governance Standards and submit an interim written affirmation notifying it of specified changes to its audit committee or a change to the Company’s status as a foreign private issuer; and 4. The Company must provide a brief description of any significant difference between its corporate governance practices and those followed by US companies under the NYSE listing standards. As a company listed on the London Stock Exchange, Prudential is required to comply with the UK Listing Rules, the Disclosure Guidance and Transparency Rules and the Prospectus Rules issued by the FCA. Prudential is also required, pursuant to the UK Listing Rules, to report on its compliance with the UK Corporate Governance Code (the ‘UK Code’) which is issued by the Financial Reporting Council. Throughout 2024, the UK Code applicable to Prudential consisted of a number of main principles, and a series of more detailed provisions. The UK Listing Rules stipulate that Prudential must set out to shareholders how it has applied the main principles of the UK Code and a statement as to whether it has complied with all relevant provisions. Where it has not complied with all the applicable provisions of the UK Code, it must set out reasons for such deviation (the ‘comply or explain’ regime). As a result of its listing on the Hong Kong Stock Exchange, Prudential is also required to comply with the continuing obligations set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the ‘HK Listing Rules’) and is expected to comply with or explain any deviation from the provisions of the Corporate Governance Code contained in Appendix C1 to the HK Listing Rules (the ‘HK Code’). The material differences between Prudential’s corporate governance practices and the NYSE rules on corporate governance (‘NYSE Rules’) are set out below. Unless specifically indicated otherwise, references to compliance with the UK Code below also include compliance with the HK Code. Independence of directors The NYSE Rules require that the majority of the board be independent and sets out specific tests for determining director independence. The UK Code requires that at least half of the board, excluding the chair, should be non-executive directors whom the board considers to be independent. Where there are circumstances which are likely to impair, or could appear to impair, a non-executive director’s independence, and the board nonetheless considers that the non-executive director is independent, a clear explanation is provided in the annual report. The UK Code also requires that the board should include an appropriate combination of executive and non-executive (and, in particular, independent non-executive) directors, such that no individual or small group of individuals can dominate the board’s decision making. Every non-executive director must satisfy the Hong Kong Stock Exchange that they have the character, integrity, independence and experience to effectively fulfil their role. The HK Listing Rules set out a number of factors which may impact independence. Each independent Non-executive Director is asked, on an annual basis, to confirm whether any of the factors are relevant to their personal circumstances (without treating any such factor as necessarily conclusive). The independence of Directors is outlined in the ‘Board of Directors’ section above. Separation of duties The NYSE Rules do not specify a requirement for the roles of Chief Executive Officer and Chair to be separate. The UK Code requires that these roles be fulfilled by different individuals. As at 25 March 2025, the roles of the Chief Executive Officer and Chair of the Board are fulfilled by Anil Wadhwani and Shriti Vadera, respectively. Committees of the board The Prudential Board has established a number of Board Committees which are similar in both composition and purpose to those required under the NYSE Rules. The membership of these committees is entirely made up of non-executive directors whom the Board has deemed to be independent, with the exception of the Chair who was independent on appointment. The Chair is no longer assessed as independent in accordance with the UK Code. The Chair of the Nomination & Governance Committee is the Chair of the Board, as permissible under the UK and HK Codes. The Chair is a member of the Remuneration Committee but not a member of the Risk or Audit Committee. In accordance with Rule 10A-3 of the Exchange Act, Prudential is required to have an Audit Committee which complies with the requirements of that rule. The Audit Committee of Prudential complies with these requirements except that it is responsible for considering the appointment, re-appointment or removal of the auditor and to make recommendations to the Board, to be put to shareholders for consideration at the annual general meeting. Shareholders are asked at the annual general meeting to authorise the Audit Committee to set the remuneration of the auditor. Prudential’s Audit Committee reviews the Company’s internal financial controls and, unless expressly addressed by the Board itself, reviews the Company’s internal control and risk management systems in relation to financial reporting. The Risk Committee has responsibility for the oversight of risk management. The role of the compensation committee under NYSE rules is fulfilled at Prudential by the Remuneration Committee, which consists of independent Non-executive Directors and the Chair of the Board. As permitted by the UK Code, the Chair of the Board can be a 123

member of the Remuneration Committee if they were independent on appointment, but cannot chair the Committee. On 23 May 2024, the Chair of the Board joined the Remuneration Committee as a member, with effect from the conclusion of the AGM. Prudential has established a Nomination & Governance Committee whose membership consists of independent Non-executive Directors and the Chair of the Board. The Committee is not responsible for developing and recommending a set of corporate governance guidelines to apply to the Company as would be applicable for a US domestic company. Non-executive Director meetings To empower non-management directors to serve as a more effective check on management, the NYSE Rules require that the non-management directors of each listed company must meet at regularly scheduled executive sessions without management. Prudential complies with the equivalent provisions set out in the UK Code. Code of ethics Under the NYSE Rules, NYSE listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waiver of the code for directors or executive officers. Prudential’s Code of Conduct is available on Prudential’s website. As required by NYSE listing rules, Prudential has extended the applicability of its Code of Conduct to all employees and agents. Approval of equity compensation plans The NYSE Rules for US companies require that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans. Prudential complies with corresponding domestic requirements in the UK Listing Rules issued by the FCA where appropriate, which mandate that the Company must seek shareholder approval for certain employee share plans, however, the Board does not explicitly take account of the NYSE definition of ‘material revisions’. The HK Listing Rules also provide that shareholder approval is required when making certain amendments to equity compensation plans. 124

Memorandum and Articles of Association Prudential plc is incorporated and registered in England and Wales, under registered number 1397169. Its objects are unrestricted, in line with the default position under the Companies Act 2006. The following is a summary of both the rights of Prudential shareholders including certain provisions of Prudential's Articles of Association (the Articles). Rights of Prudential shareholders are set out in the Articles or are provided for by English Law. This document is a summary and, therefore, does not contain full details of the Articles. A complete copy of the Articles was filed as an exhibit to Form 20-F on 26 March 2024. In addition, the Articles may be viewed on Prudential’s website. Rights and obligations The issued share capital of Prudential is not currently divided into different classes of shares. The rights and obligations attaching to the Company’s shares are set out in full in the Articles. There are currently no voting restrictions on the Ordinary Shares, all of which are fully paid, and each share carries one vote on a poll. If votes are cast on a show of hands, each shareholder present in person or by proxy, or in the case of a corporation, by its duly authorised corporate representatives, has one vote. The same individual may be appointed as proxy or as a corporate representative by more than one member. Holders of Ordinary Shares have the right to participate in a distribution of profits, by way of dividend and have the right to participate in the surplus assets of the Company available for distribution in the event of a winding up or liquidation, voluntary or otherwise in proportion to the amounts paid up or credited as paid up on such Ordinary Shares. Where, under an employee share scheme, participants are the beneficial owners of the shares but not the registered owners, the voting rights are normally exercisable by the trustee on behalf of the registered owner in accordance with the relevant plan rules. The trustees would not usually vote any unallocated shares held in trust but they may do so at their discretion provided it would be considered to be in the best interests of the beneficiaries of the trust and permitted under the relevant trust deed. As at 21 March 2025, Trustees held 0.57 per cent of the issued share capital under the various plans in operation. Rights to dividends under the various plans are set out in the ‘Compensation and Employees’ section of this report. Transfer of shares In accordance with English company law, shares may be transferred by an instrument of transfer or through an electronic system (currently CREST) and no transfer is restricted except that the Directors may, in certain circumstances, refuse to register transfers of shares. If the Directors make use of that power, they must send the transferee notice of the refusal within two months. Certain restrictions may be imposed from time to time by applicable laws and regulations (for example, insider trading laws) and pursuant to the listing rules of both the FCA and the Hong Kong Stock Exchange, as well as under the rules of some of the Group’s employee share plans. Changes in share capital and authority to issue shares Under English law, directors require authority from shareholders, other than under certain types of employee share schemes, whenever shares are issued. Newly issued shares must first be offered to existing shareholders pro rata to their holdings (pre-emption rights) subject to certain exemptions, for example, where shares are issued for non-cash consideration or in respect of certain types of employee share schemes. Prudential seeks authority from its shareholders on an annual basis to issue shares up to a maximum amount of which a defined number may be issued without pre-emption rights applying. Dis-application of statutory pre-emption procedures is also available for rights issues. The existing authorities to issue shares and dis-apply pre-emption rights, granted at the 2024 annual general meeting, are due to expire at the end of the 2025 annual general meeting of the Company when shareholder approval will be sought to renew those authorities. Shares may not be consolidated or sub-divided without approval by an ordinary resolution of the shareholders. Reductions in Prudential’s issued share capital and share premium account must be approved by a special resolution of the shareholders and must be confirmed by an order of the court. Subject to the Articles, if the share capital is divided into different classes of shares, the rights of any class of shares may be changed or deemed varied, only if such measure is approved by a special resolution passed at a separate meeting of the members of that class, or with the written consent of members holding at least three quarters of the shares of that class. At least two persons holding or representing by proxy at least one-third in nominal amount of the issued shares of the class must be present at such a meeting in person or by proxy to constitute a quorum. The Board may not authorise, create or increase the amount of, any shares of any class or any security convertible into shares of any class or any security which is convertible into shares of any class ranking, as regards rights to participate in the profits or assets in the company, in priority to a series or class of preference shares without the consent in writing of at least three-quarters in nominal value of, or the sanction of a special resolution of, the holders of such series or class of preference shares. Shares authorised but not issued Preference shares The Directors have authority to allot Sterling preference shares up to a maximum nominal amount of £20 million, Dollar preference shares up to a maximum nominal amount of US$20 million, and Euro preference shares up to a maximum nominal value of €20 million, the terms of which will be determined by the Board on allotment. This authority, originally granted in 2004 for five years, was renewed most recently by shareholders at the 2024 annual general meeting and is due to expire at the conclusion of the 2029 annual general meeting, unless renewed by shareholders. It is anticipated that shareholder approval will be sought to renew the authority at the 2029 annual general meeting of the Company. Prior to the date of allotment, the Board shall determine whether the preference shares are to be redeemable and the terms of any redemption, their dividend rights, their rights to a return of capital or to share in the assets of the Company on a winding up or liquidation and their rights to attend and vote at general meetings of the Company prior to the date on which the preference shares are allotted. 125

The Board may only capitalise any amounts available for distribution in respect of any series or class of preference shares if to do so would mean that the aggregate of the amounts so capitalised would be less than the multiple, if any, determined by the Board of the aggregate amount of the dividends payable in the 12 month period following the capitalisation on the series or class of preference shares and on any other preference shares in issue which rank pari passu in relation to participation in profits. This restriction may be overturned with either: (i) the written consent of the holders of at least three-quarters in nominal value; or (ii) a special resolution passed at a general meeting of the holders of the class or series of preference shares. Dividends Under English law, Prudential may pay dividends only if distributable profits are available for that purpose. Distributable profits are accumulated, realised profits not previously distributed or capitalised, less accumulated, realised losses not previously written off in a reduction or reorganisation of capital. Even if distributable profits are available, Prudential may only pay dividends if the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves (including, for example, the share premium account) and the payment of the dividend does not reduce the amount of the net assets to less than that aggregate. Subject to these restrictions, Prudential’s Directors may recommend to ordinary shareholders that a final dividend be declared and recommend the amount of any such dividend or determine whether to pay a distribution by way of an interim dividend, and the amount of any such interim dividend, but must take into account Prudential’s financial position. Final dividends become a legal liability of a company upon the later of the date they are declared and the date the shareholder approval expresses them to be payable. Interim dividends only become a legal liability of a company at the point they are paid. The Company or its Directors determine the date on which Prudential pays dividends. Prudential pays dividends to the shareholders on its share registers on the record date in proportion to the number of Ordinary Shares held by each shareholder. There are no fixed dates on which entitlements to dividends arise. Interest is not payable on dividends or on other amounts payable in respect of Ordinary Shares. If a shareholder does not claim a dividend within six years of such dividend becoming due for payment, such shareholder forfeits their right to receive it. Such unclaimed amounts may be invested or otherwise used for Prudential’s benefit. The Company periodically undertakes share forfeiture programmes. If a shareholder is recorded as untraced for more than six years, the shares are deemed as forfeited and sold by the Company. The proceeds from the sale of the forfeited shares are held for a period of two years by the Company, as required under the Articles. A number of dividend waivers are in place and these relate to Ordinary Shares issued but not allocated under the Group’s employee share plans. These shares are primarily held by the Trustees and will, in due course, be used to satisfy requirements under the Group’s employee share plans. Shareholder meetings English law provides for shareholders to exercise their power to decide on corporate matters at general meetings. In accordance with English law, the Company is required to call and hold annual general meetings. General meetings to consider specific matters may be held at the discretion of Prudential’s Directors or must be convened, in accordance with English law, following the written request of shareholders representing at least five per cent of the voting rights of the issued and paid-up share capital. The quorum required under the Articles for a general meeting is two shareholders present in person or by proxy and entitled to vote on the business to be transacted. Under English law, notice periods for all general meetings must be at least 21 clear days unless certain requirements are met. Prudential seeks an authority annually at its annual general meeting to hold general meetings (other than annual general meetings) on 14 clear days’ notice. Save for where a holder has failed to pay any monies payable in respect of their Ordinary Shares following a call by the Company, holders of partly paid Ordinary Shares may attend, be counted in the quorum at meetings and vote. If more than one joint shareholder votes, only the vote of the shareholder whose name appears first in the register is counted. A shareholder whose shareholding is registered in the name of a nominee may only attend and vote at a general meeting if appointed by their nominee as a proxy or a corporate representative. Any shareholder who is entitled to attend and vote at a general meeting may appoint one or more proxies to attend and vote at the meeting on their behalf. Shareholders resident abroad There are no limitations on non-resident or foreign shareholders’ rights to own Prudential securities or exercise voting rights where such rights are given under English company law. Board of Directors Subject to the Articles and to any directions given by special resolution by shareholders, the business of the Company is managed by the Board, which may exercise all the powers of the Company. However, the Company’s shareholders must approve certain matters, such as changes to the share capital and the election and re-election of Directors. Directors are appointed subject to the Articles. The Board may appoint Directors to fill vacancies and appoint additional Directors who hold office until the next annual general meeting. The Articles require that each Director must have beneficial ownership of a given number of Ordinary Shares. The number of Ordinary Shares is determined by ordinary resolution at a general meeting and is currently 2,500. Shareholders may appoint and remove Directors by ordinary resolution at a general meeting of the Company. The UK Corporate Governance Code contains a provision that all directors should stand for annual re-election. In line with these provisions, all Directors, except those who are retiring or being elected for the first time, are expected to stand for re-election at the 2025 annual general meeting. There is no age restriction applicable to Directors in the Articles. Borrowing powers The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge any of its assets provided that the total aggregate amount borrowed (excluding, amongst other things, intra-group borrowings and amounts secured by policies, guarantees, bonds or contracts issued or given by the Company or its subsidiaries in the course of its business) by the Company and its subsidiaries does not, exceed the aggregate of the share capital and consolidated reserves and of one-tenth of the insurance funds of Prudential and each of its subsidiaries as shown in the most recent audited consolidated balance sheet of the Group prepared in accordance with English law. Disclosure of interests 126

There are no provisions in the Articles that require persons acquiring, holding or disposing of a certain percentage of Ordinary Shares to make disclosure of their ownership percentage. Shareholders are required to disclose certain interests in accordance with Rule 5 of the UK’s Disclosure Guidance and Transparency Rules by notifying Prudential of the percentage of the voting rights they directly or indirectly hold or control if the percentage of the voting rights: – reaches, exceeds or falls below 3 per cent and/or any subsequent whole percentage figure above 3 per cent as a result of an acquisition or disposal of Ordinary Shares or financial instruments; or – reaches, exceeds or falls below any such threshold as a result of any change in the number of voting rights attached to the Ordinary Shares. The UK Disclosure Guidance and Transparency Rules set out in detail the circumstances in which an obligation to disclose will arise, as well as certain exemptions from those obligations. The City Code on Takeovers and Mergers also imposes strict disclosure requirements with regard to dealings in the securities of an offeror or offeree company on all parties to a takeover and also on their respective associates during the course of an offer period. Directors’ interests in contracts A Director may hold positions with, or be interested in, other companies (subject to Board authorisation where such position or interest can reasonably be regarded as giving rise to a conflict of interest) and, subject to applicable legislation, contract with the Company or any other company in which Prudential has an interest, provided they have declared their interest to the Board. In accordance with English company law, the Articles allow the Board to authorise any matter which would otherwise involve a Director breaching his duty under the Companies Act 2006 to avoid conflicts of interest or potential conflicts of interest and the relevant Director is obliged to conduct themselves in accordance with any terms imposed by the Board in relation to such authorisation. A Director may not vote or be counted in the quorum in relation to any resolution of the Board in respect of any contract in which they have an interest. This prohibition does not, however, apply to any resolution where that interest cannot reasonably be regarded as likely to give rise to a conflict of interest or where that interest arises only from certain matters specified in the Articles, including the following: – certain matters that benefit the Group (such as a guarantee, indemnity or security in respect of money lent or obligations undertaken by the Director at the request of or for the benefit of the Company or one of its subsidiaries); – certain matters that are available to all other Directors and/or employees (such as the provision to the Director of an indemnity where all other Directors are being offered indemnities on substantially the same terms or in respect of any contract for the benefit of Group employees under which the Director benefits in a similar manner to the employees); and – certain matters that arise solely from the Director’s interest in shares or debentures of the Company (such as where Prudential or one of its subsidiaries is offering securities in which offer the Director is entitled to participate as a holder of securities or in respect of any contract in which a Director is interested by virtue of their interest in securities in the Company). The Company may by ordinary resolution suspend or relax these provisions to any extent or ratify any contract not properly authorised by reason of a contravention of these provisions contained in its Articles. Directors’ power to vote on own terms of appointment A Director shall not vote on or be counted in the quorum in relation to any resolution of the Board concerning their own appointment, or the settlement or variation of the terms or the termination of their own appointment, as the holder of any office or place of profit with the Company or any other company in which the Company is interested. Directors’ remuneration The remuneration of the Executive Director and the Chair is determined by the Remuneration Committee, which consists solely of Non-executive Directors. The Chair, who is a member of the Remuneration Committee, does not participate in discussions or decisions of the committee about her own remuneration. The remuneration of the Non-executive Directors is determined by the Board. For further information, including information on payments to Directors for loss of office, see, ‘Compensation and Employees’. Change of control There is no specific provision in the Articles that would have an effect of delaying, deferring or preventing a change in control of Prudential and that would operate only with respect to a merger, acquisition or corporate restructuring involving Prudential, or any of its subsidiaries. Exclusive jurisdiction Under the Articles, any proceeding, suit or action between a shareholder and Prudential and/or its Directors arising out of or in connection with the Articles or otherwise, between Prudential and any of its Directors (to the fullest extent permitted by law), between a shareholder and Prudential’s professional service providers and/or between Prudential and Prudential’s professional service providers (to the extent such proceeding, suit or action arises in connection with a proceeding, suit or action between a shareholder, Prudential and/or its Directors and/or such professional service provider) may only be brought in the courts of England and Wales. 127

Code of ethics

Prudential has a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act, which Prudential calls its Group Code of Conduct (the Code) which applies to all employees, contingent workers and Board of Directors.

Prudential’s Group Code of Conduct and Group Governance Manual, supported by the Group’s risk-related policies, are reviewed each year to ensure it remains fit for purpose, taking into consideration both internal and external factors. The Code lays down the principles and guidelines that outline the ethical standards and responsibilities of the Group and its people. Supporting Group policy requirements include those related to compliance and financial crime, covering anti-money laundering, sanctions, anti-bribery and corruption, conduct, conflicts of interest, confidential and proprietary information and securities dealing. The Group’s Third-Party Supply and Outsourcing Policy requires that human rights and modern slavery considerations are embedded in material supplier arrangements. Procedures to allow individuals to speak out safely and anonymously against unethical behaviours and conduct violations are also in place.

Prudential’s Code is available on its website at www.prudentialplc.com.

Insider trading policies

Prudential has adopted an Insider Trading Policy that governs the purchase, sale, and other dispositions of our securities by the Board of Directors, senior management and employees of the Group. This policy is designed to promote compliance with applicable insider trading laws, rules and regulations. A copy of the Prudential’s Insider Trading Policy is attached as exhibit 11.2 to this annual report on Form 20-F.

Compensation and Employees Remuneration at a glance The elements of Executive Director remuneration A significant portion of the Executive Director's remuneration is performance-based, long-term and remains at risk. The chart on the right shows the breakdown of the Chief Executive Officer’s remuneration1 based on a maximum AIP payout of 200 per cent of salary and full vesting of an LTIP award of 425 per cent of salary. Performance-related remuneration is subject to malus (forfeiture or reduction before delivery) and clawback (recovery provisions for a period after delivery). The malus and clawback provisions are detailed in the Directors' remuneration policy. (1) Excluding the value of any benefits provided during the year Principles underlying the Directors' remuneration policy Proportionality – There are no incentive outcomes for below-threshold performance. Financial targets are set against the Board-approved plan. – Under the PLTIP, 20 per cent of each portion of the award will vest for achieving threshold performance. – The Committee approves termination arrangements of the Executive Directors to ensure that there is no reward for failure. Simplicity – The structure comprises fixed remuneration, annual and long-term incentives only. – There is a demonstrable link between performance and reward outcomes. Alignment to culture – Chief Executive Officer's pension benefit of 13 per cent of salary is aligned with that of the wider workforce. – The conduct measure in the PLTIP ensures that there are no significant conduct/culture/governance issues that result in significant capital add-ons or material fines. – The vesting period attached to the PLTIP reflects the time horizon of the business plan. – The additional post-vesting holding period and share ownership guidelines align Executive Director interests with other stakeholders. Predictability – This report details the connection between the performance of the business and the remuneration outcomes for the Chief Executive Officer under the applicable incentive schemes. Clarity – The Committee consults regularly with the Company’s largest shareholders on executive pay decisions before they are implemented. – Details of Executive Director pay are clearly set out in the Annual report on remuneration. Risk – The Risk Committee advises the Committee on risk management considerations to inform remuneration decisions. – The Committee has flexibility to adjust incentive outcomes and to apply malus and clawback to awards and incentive payments. – The holding period on PLTIP awards extends the award time horizon to five years. – In-employment share ownership guidelines provide a strong connection to the sustained success of the Company. Post-employment requirements continue the alignment with Company success and stakeholder interests. 129 Remuneration principles Pension 4%

How the Directors’ remuneration policy operates The remuneration policy was approved by shareholders at our AGM on 25 May 2023 and will apply for a period of up to three years. The policy is summarised below for convenience. The full and definitive policy can be found on our website at https://www.prudentialplc.com/~/media/Files/P/Prudential-V13/policies-and-statements/directors-remuneration-policy-2022.pdf. Key elements of remuneration 2025 2026 2027 2028 2029 Key features of operation of the policy Fixed pay Salary and benefits – Salaries reviewed annually with increases generally no greater than those of the workforce unless there is a change in role or responsibility. Benefits reflect individual circumstances and are competitive in the local market. – Pension contributions and/or a cash supplement up to 13% of salary. – Executive Directors based in Hong Kong receive this in addition to contributions into the Hong Kong Mandatory Provident Fund. Pension Short-term variable pay Cash bonus – The maximum opportunity is up to 200% of salary. – 40% of bonus is deferred for three years. Deferral will be in cash where share ownership guidelines have been met, or otherwise in shares. – Awards are subject to the achievement of financial and personal objectives, with a Pillar I capital underpin aligned with the Hong Kong Insurance Authority capital framework. – Award is subject to malus and clawback provisions. Deferred bonus Long-term variable pay Three-year performance assessment Prudential Long Term Incentive Plan (PLTIP) Performance period Holding period – Maximum award under the PLTIP is 550% of salary although regular awards are below this level. – Awards are subject to a three-year vesting period from date of grant and a further two-year holding period from the end of the vesting period. – Awards are subject to relative TSR and financial performance measures, as well as a business integrity scorecard. – Awards are subject to malus and clawback provisions. Share ownership guidelines – Chief Executive Officer guidelines are 400% of salary. – Executives generally have five years to build this level of ownership. – Executives leaving the Board are required to hold the lower of their actual shareholding at the date they leave the Board or their in-employment share ownership guideline for a period of two years. What performance means for Executive Director remuneration in 2024 At Prudential, remuneration packages are designed to ensure strong alignment between pay and performance. In 2024, the Group’s performance was appropriately reflected in the incentive outcomes as set out below, and in the Annual report on remuneration. Mr Wadhwani's 2024 AIP outcome Measure Weighting Outturn % achieved Group EEV new business profit 36% 27% Group adjusted operating profit 16% 16% Group net operating free surplus generated 16% 16% Group cash flow 12% 12% Total Group financial measures 80% 71% Personal objectives 20% 18% Total bonus 100% 89% 2022 PLTIP outcome Measure Weighting Outturn % achieved Three-year relative TSR 50% 0.00% Return on embedded value 30% 26.49% Sustainability scorecard 20% 18.90% Total PLTIP 100% 45.39% *Mr Wadhwani joined Prudential in 2023 and did not participate in the 2022 PLTIP. 130 88.3% 94.5% 45.4% 75.0% 100.0% 100.0% 100.0% 88.7% 90.0% 89.0%

Annual report on remuneration Role and responsibilities of the Remuneration Committee The role and responsibilities of the Committee are set out in its terms of reference, which are reviewed by the Committee and approved by the Board on a periodic basis, and can be found on the Company’s website at https://www.prudentialplc.com/~/ media/Files/P/Prudential-V13/content-pdf/egroup-remuneration-committee-tors-approved-20231205.pdf. The Committee’s role is to assist the Board in meeting its responsibilities regarding the determination, implementation and operation of the overall remuneration policy for the Group, including the remuneration of the Chair of the Board, Chief Executive Officer, Group Executive Committee members and the Company Secretary, as well as overseeing the remuneration arrangements of other staff within its purview. In 2024, the Committee met seven times and also dealt with a number of matters by email circulation. The principal responsibilities of the Committee set out in its terms of reference and discharged during 2024 were: – Approving the operation of performance-related pay schemes operated for the Chief Executive Officer, other members of the Group Executive Committee and the Company Secretary, and determining the targets and individual payouts under such schemes; – Consulting with shareholders and the principal advisory bodies on the decisions taken in respect of the Chief Executive Officer’s remuneration arrangements for 2025 (as discussed in the Annual statement from the Chair of the Remuneration Committee); – Reviewing the operation and awards made under all share plans requiring approval by the Board and/or the Company’s shareholders; – Monitoring the compliance of the Chair, Chief Executive Officer and other members of the Group Executive Committee with share ownership guidelines; – Reviewing and approving individual packages for the Chief Executive Officer and other members of the Group Executive Committee including for any new hires and departures and the fees of the Chair. Reviewing workforce remuneration practices and related policies across the Group when setting the remuneration policy for the Executive Director, as well as the alignment of incentives and awards with culture; – Monitoring the remuneration and risk management implications of remuneration of senior executives across the Group and other selected roles; and – Overseeing the implementation of the Group remuneration policy for those roles within scope of the specific arrangements referred to in the Hong Kong IA GWS Framework. The Chair, prior to her appointment as a Committee member, and the Chief Executive Officer attend meetings by invitation. The Committee also had the benefit of advice from the: – Chief Risk and Compliance Officer; – Chief Financial Officer; – Chief Human Resources Officer; and – Director, Group Reward and Employee Relations, and CHRO, UK. Individuals are not present when their own remuneration is discussed and the Committee is always careful to manage potential conflicts of interest when receiving views from the Chief Executive Officer or senior management about executive remuneration proposals. During the early part of 2024, a competitive tender process was concluded for the provision of independent advice to the Committee, with WTW formally appointed by the Committee with effect from 1 June 2024, replacing Deloitte LLP (Deloitte) who had advised the Committee for some years. Both Deloitte and WTW are members of the Remuneration Consultants’ Group and voluntarily operate under its code of conduct when providing advice on executive remuneration in the UK. In addition to the guidance provided at the formal meetings of the Committee, the engagement partners regularly advise the Chair of the Committee directly between meetings. The Committee is comfortable that the engagement partners and teams from Deloitte and WTW providing remuneration advice to the Committee do not have connections with Prudential that may impair their independence and objectivity. The total fees paid to Deloitte and WTW for the provision of independent advice to the Committee in 2024 were £27,000 and £92,191, respectively, charged on a fixed fee as well as a time and materials basis. During the period in 2024 when they were advisers to the Committee, Deloitte also provided Prudential management advice on remuneration, digital and technology, taxation, internal audit, global mobility, risk, and regulatory matters. Remuneration advice was provided by an entirely separate team within Deloitte. WTW provided management with remuneration market data in respect of the wider workforce as well as actuarial consulting and technology services, which were also rendered by entirely separate teams within WTW. Management also received external advice and data from a number of other providers, including legal counsel. This advice, and these services, are not considered to be material. In 2024, the Board conducted an evaluation of its effectiveness that included an assessment of the Remuneration Committee. No material issues were identified. 131

Membership and 2024 meeting attendance Committee members Member since 2024 meetings1 Chua Sock Koong (Chair) May 2021 (Chair since May 2022) 7/7 David Law Feb 2021 to May 2024 3/3 Ming Lu2 May 2022 6/7 George Sartorel May 2023 7/7 Shriti Vadera May 2024 4/4 Regular attendees – Chair of the Board (prior to appointment to the Committee) – Chief Executive Officer – Company Secretary – Chief Human Resources Officer (CHRO) – Director, Group Reward and Employee Relations, and CHRO, UK – Remuneration Committee Adviser (1) The Committee held four scheduled meetings plus one additional short meeting for year-end matters. In addition, the Committee held two short ad hoc meetings. (2) Ming Lu was unable to attend one scheduled meeting due to conflicting commitments. Table of 2024 Executive Director total remuneration (the ‘single figure’) – audited information $000s 2024 salary 2024 taxable benefits* 2024 total bonus† 2024 PLTIP releases‡ 2024 pension benefits§ 2024 other remunerati on1 Total 2024 fixed remunerati on~ Total 2024 variable remunerati on~ Total 2024 remunerati on the ‘single figure’ Anil Wadhwani1 1,574 503 2,801 — 207 751 2,284 3,552 5,836 * Benefits include the cost of providing the use of a car and driver, medical insurance, and expatriate benefits. Benefits of significant value include housing costs ($384,000), which is in line with Asia practice. † The total value of the bonus, comprising both the 60 per cent delivered in cash and 40 per cent bonus deferred for three years. Given that Mr Wadhwani has not yet met his share ownership guideline, the deferred part of the bonus will be in the form of Prudential plc shares. The deferred part of the bonus is subject to malus and clawback provisions in accordance with the malus and clawback policies, but no further performance conditions. § 2024 pension benefits include contributions into defined contribution schemes as outlined in the Pension benefit entitlement section. ~ Total fixed remuneration includes salary, taxable benefits and pension benefits. Total variable remuneration includes total bonus and variable remuneration elements of Mr Wadhwani's buyout. Each remuneration element is rounded to the nearest $1,000 and totals are the sum of these rounded figures. Total 2024 remuneration has been converted to US dollars using the exchange rate of 7.8030 for HKD and 0.7824 for GBP. Exchange rate fluctuations will, therefore, impact the reported value. Note (1) ‘Other remuneration’ consists of the value of a replacement award made in relation to remuneration forfeited by Mr Wadhwani as a consequence of leaving his former employer, Manulife, and joining Prudential. The figure consists of an estimated value of the element of Mr Wadhwani’s replacement award (an option granted on 21 March 2023) where the performance period ended in 2024. The estimated value of the award has been calculated using the average share price over the last three months of 2024 (HKD65.17). Target vesting has been used to value this element given that performance against the original Manulife targets is not yet known. The actual value, based on the actual share price at vesting and actual performance outcomes, will be shown in the 2025 report. Further details can be found in the Recruitment arrangements section later in this report. Table of 2023 Executive Director total remuneration (the ‘single figure’) – audited information $000s 2023 salary 2023 taxable benefits* 2023 total bonus† 2023 PLTIP releases‡ 2023 pension benefits§ 2023 other remuneratio n~ Total 2023 fixed remuneratio n~ Total 2023 variable remuneratio n~ Total 2023 remuneratio n the ‘single figure’ Anil Wadhwani1 1,326 486 2,638 — 174 7,081 3,113 8,592 11,705 Mark FitzPatrick2 229 188 441 307 30 — 447 748 1,195 Total 1,555 674 3,079 307 204 7,081 3,560 9,340 12,900 * Benefits include (where provided) the cost of providing the use of a car and driver, medical insurance, security arrangements and relocation/expatriate benefits. Benefits of significant value include housing costs for Mr Wadhwani ($324,000), which is in line with Asia practice. † The total value of the bonus, comprising both the 60 per cent delivered in cash and 40 per cent bonus deferred for three years. Given that Mr Wadhwani had not yet met his share ownership guideline, the deferred part of the bonus was in the form of Prudential plc shares. The deferred part of the bonus is subject to malus and clawback provisions in accordance with the malus and clawback policies, but no further performance conditions. ‡ In line with the regulations, the value of the 2021 PLTIP award vesting for Mr FitzPatrick has been recalculated using the actual share price at vesting (HKD81.90) and includes the accumulated dividends delivered in the form of shares. The number of Prudential plc shares under award has been adjusted to take account of the Jackson demerger in line with the approach set out in the Remuneration decisions taken in relation to the demerger section in the 2021 remuneration report. Due to share price depreciation over the vesting period, the value per share of the 2021 PLTIP award is 51 per cent lower than the value per share at grant. No adjustment to vesting levels was proposed as a result of the share price depreciation. § 2023 pension benefits include cash supplements for pension purposes and contributions into defined contribution schemes as outlined in the Pension benefit entitlement section. ~ Total fixed remuneration includes salary, taxable benefits, pension benefits and the fixed elements of Mr Wadhwani's buyout. Total variable remuneration includes total bonus, Mr FitzPatrick's PLTIP award vesting, and variable remuneration elements of Mr Wadhwani's buyout. Each remuneration element is rounded to the nearest $1,000 and totals are the sum of these rounded figures. Total 2023 remuneration has been converted to US dollars using the exchange rate of 0.8041 for GBP and 7.8289 for HKD. Exchange rate fluctuations will therefore impact the reported value. Notes (1) Mr Wadhwani joined Prudential on 25 February 2023 and is paid in Hong Kong dollars. ‘Other remuneration’ consists of the value of replacement awards and payments made in relation to remuneration forfeited by Mr Wadhwani as a consequence of leaving his former employer, Manulife, and joining Prudential. This includes compensation for salary, pension and housing benefit ($780k), as well as bonus ($1,637k), forfeited during the period between the end of his employment with Manulife and the commencement of his employment with Prudential, and the cost to him of buying out his notice period ($347k). The figure 132 also includes cash elements and the restated components of Mr Wadhwani’s replacement award (an option granted on 21 March 2023) that have no performance conditions or where the performance period ended in 2023 ($4,317k). The value of these awards has been calculated using the share price at vest with actual performance outcomes where applicable. Further details of Mr Wadhwani's buyout can be found in the Recruitment arrangement section later in this report. (2) Mr FitzPatrick stepped down from the Board on 24 February 2023. The salary figure includes his monthly pensionable cash supplement of £30,167. Mr FitzPatrick was paid in GBP. Remuneration in respect of performance in 2024 - audited information Base salary After due deliberation and following consultation with shareholders, the Committee considered that there should be no increase to the Chief Executive Officer’s salary for 2024. Mr Wadhwani’s salary, therefore, remains as it was at his appointment. The average increase for the wider workforce was 4 per cent. Executive Director 2024 salary (local currency) from 1 January 2024 2024 salary (USD) from 1 January 20241 Anil Wadhwani HK$12,281,000 $1,574,000 Note (1) 2024 salary converted to US dollars using an exchange rate of 7.8030 for HKD and rounded to the nearest $1,000. 133

Pension benefit entitlements Pension benefit arrangements for 2024 are set out in the table below. The employer pension contribution available to the wider workforce is 13 per cent of salary. Executive Director 2024 pension benefit Life assurance provision Anil Wadhwani Pension supplement in lieu of pension of 13 per cent of salary and a HKD18,000 employer payment to the Hong Kong Mandatory Provident Fund. Eight times salary. Annual bonus outcomes for 2024 Target setting For 2024, financial AIP metrics comprised 80 per cent of the bonus opportunity for the Chief Executive Officer. The financial element of the Chief Executive Officer’s 2024 bonus was determined by the achievement of four Group measures, namely EEV new business profit, adjusted operating profit, net operating free surplus generation, and cash flow, which are aligned to the Group’s growth and cash generation focus. The performance ranges were based on the annual business plans approved by the Board and reflected the ambitions of the Group, in the context of anticipated market conditions. Personal objectives comprised 20 per cent of the bonus opportunity for the Chief Executive Officer. These objectives were established at the start of the year and reflect the Group’s strategic priorities as set by the Board for 2024. AIP payments are subject to meeting minimum capital thresholds which are aligned to the Group Risk Framework and appetite (as adjusted for any Risk Committee approved counter-cyclical buffers), as described in the Chief Risk and Compliance Officer’s report. The Committee seeks advice from the Risk Committee on risk management considerations to inform decisions about remuneration architecture and performance measures to ensure that risk management, culture and conduct are appropriately reflected in the design and operation of Executive Directors’ remuneration. Performance assessment The Committee determines the overall value of the bonus, taking account of the inputs described above and any other factors that it considers relevant. The Committee considered a report from the Chief Risk and Compliance Officer, which was approved by the Risk Committee. This report confirmed that the 2024 results were achieved within the Group’s and businesses’ risk framework and appetite. The Chief Risk and Compliance Officer also considered the effectiveness of risk management and internal controls, and specific actions taken to mitigate risks, particularly where these may be at the expense of profits or sales. The report also confirmed that the Group met minimum capital thresholds, which were aligned to the Group Risk Framework and appetites. The Committee took into account this advice when determining the AIP outcome for the Chief Executive Officer. The table below illustrates the weighting of performance measures for 2024 and the level of achievement under the AIP: Executive Director Weighting of measures (% of total bonus opportunity) Performance against measures (% of max for each component) 2024 AIP outcome (% of max opportunity) Group financial measures Personal objectives Group financial measures Personal objectives Maximum 2024 AIP (% of salary) Actual 2024 AIP (% of salary) 2024 salary 2024 AIP award2 Anil Wadhwani1 80% 20% 88.7% 90% 89% 200% 178% 1,573,882 2,801,394 Notes (1) Values converted to US dollars using an exchange rate of 7.8030 for HKD. (2) Bonus awards are subject to 40 per cent deferral for three years. As the share ownership guideline has not yet been met, the deferral will be made in Prudential plc shares. The Committee determined the 2024 AIP award on the basis of the performance of the Group and of the Chief Executive Officer. In making these decisions, it reflected on factors including: – The overall contribution of the executive; – Behavioural, conduct and risk management considerations; and – Wider experience of stakeholders and overall corporate performance. The AIP outcome was considered appropriate in the context of the above, and as such, no discretion was exercised. Financial performance The level of performance required for threshold, target and maximum payment against the Group’s 2024 AIP financial measures and the results achieved are set out below: 2024 AIP measure Weighting Threshold ($m) Target ($m) Stretch target ($m) Achieveme nt ($m) Group EEV new business profit 45% 2,787 3,097 3,252 3,078 Group adjusted operating profit 20% 2,482 2,758 2,896 3,129 Group net operating free surplus generated 20% 699 776 815 1,322 Group cash flow 15% 788 901 1,013 1,130 In line with our long-established practice, the targets have been adjusted to reflect prevailing interest rate and foreign exchange rate assumptions applicable for the full year reporting of new business profit and other metrics. Adjustments to targets in any given year may be upwards or downwards and are designed to ensure that outcomes reflect management’s performance in the year by neutralising the effect of interest rates and foreign exchange movements during that year. 134

Personal performance 20 per cent of the Chief Executive Officer's annual bonus is based on the achievement of personal objectives, which may include: – meeting individual conduct and customer measures; – contribution to Group strategy as a member of the Board; and – specific goals for which he is responsible and progress on major projects. The below summarises the Chief Executive Officer’s performance against his 2024 personal objectives and strategic priorities. The assessment was undertaken by the Chair of the Board. People and Culture – Attracted and developed leadership talent into key roles including those in our major markets and our strategic pillars. – Implemented a new organisational model to maximise operating synergies for Customer, Technology, Operations, and Health business. – Identified high-potential talent to develop the pool of future leaders, supported by the launch of a central tool for assessing potential, PruSuccess. – Instituted a framework for developing Group Leadership Team talent and deepened succession pipelines for critical roles. – Embedded the PruWay values, including a high performance culture, throughout the organisation, incorporating our values into appraisal systems and incentive plans across the organisation. 30% 28 % China and India – Established a new Joint Venture Oversight Framework to strengthen the influence and oversight of the joint ventures over which we do not exercise sole management control. – Revitalised the interaction between Prudential’s management and the leadership of CITIC and CITIC Prudential Limited (CPL). – Influenced the improvement of CPL’s Asset and Liability Management framework and operations, product mix and actions to improve solvency, to enable the joint venture to manage macroeconomic conditions and meet consumer demand as they develop during 2025. – Created the strategic foundation and opportunity for the potential IPO of ICICI Prudential Asset Management Company in India announced on 12 February 2025. – Built strong relationships with local partners and stakeholders in both markets. 30% 26 % Stakeholder Relations – Sharpened the focus on shareholder returns and defined a more rigorous Capital Management Framework, leading, for example, to the announcement and execution of the share buyback, and the adoption of Traditional Embedded Value (TEV) basis for calculating the Group’s Embedded Value to better represent underlying growth trends and allow greater comparability with our Asia peers. – Enhanced customer focus and experience through increased relationship net promoter score (rNPS), with all ten business units in which we measure rNPS now ranking in the first or second quartile of customer experience in their market, reflecting improvements in key workflows and customer journeys, and improving customer retention. – Strengthened our approach to government and regulatory engagement at the Group level and in multiple key markets. – Launched a comprehensive framework for climate transition investment, focusing on emerging markets, including two white papers outlining the proprietary approach to transition financing. 30% 28% 2024 personal objectives Key achievements Weighting Performance outcome 135

Eastspring – Improved Eastspring’s investment performance, with 61 per cent of FUM outperforming their benchmark on a three-year basis, a notable improvement from 50 per cent in 2023. – Strengthened the Eastspring senior management team, recruiting key investment, distribution and functional talent as well as a Chief Economist to accelerate the organisation’s development. – Improved the relationship between Eastspring and the insurance companies to maximise synergies. – Enhanced the Eastspring operating model and risk management framework to maximise our ability to deliver to external and internal customers, achieving a 10 per cent increase in operating profit. 10% 8 % Recognising Mr Wadhwani’s performance against his personal objectives, the Committee judged that an assessment of 90% of the portion of the bonus attributable to personal objectives (20% weighting) was appropriate. 2024 personal objectives Key achievements Weighting Performance outcome Further details of Key Management Remuneration may also be found in note B2.3 of the consolidated financial statements. Long-term incentives vesting in respect of performance to 31 December 2024 – audited information Prudential Long Term Incentive Plan (PLTIP) Target setting Our long-term incentive plans have stretching performance conditions that are aligned to the strategic priorities of the Group. In determining the financial targets attached to the awards made in 2022, the Committee had regard to the stretching nature of the three-year business plan for return on embedded value and capital positions as set by the Board. Furthermore, in setting the conduct and diversity targets under the sustainability scorecard, the Committee considered input presented by the Chief Risk and Compliance Officer on behalf of the Risk Committee on conduct risk for the conduct measure and had regard to the Company’s commitment under the Women in Finance Charter for the diversity measure. Further details may also be found in note B2.2 of the consolidated financial statements. Performance assessment In deciding the proportion of the awards to be released, the Committee considered actual results against performance targets. The Committee also reviewed underlying Company performance to ensure vesting levels were appropriate, including an assessment of whether results were achieved within the Group’s risk framework and appetite. Finally, overall vesting levels were reviewed to ensure that levels of reward provided remain reflective of the Company’s performance. Weighting Threshold (20 per cent of award vests) Stretch (100 per cent of award vests) Performance achieved Vesting outcome Relative TSR1 50% Median Upper quartile Below median 0% Return on embedded value (RoEV)2 30% 7.9% 10.7% 9.9% 88.3% GWS operating capital generation3 5% $5,672 million $7,673 million Above target but below the cumulative stretch target 90% Reduction in WACI4 5% 22.5% 27.5% 54.0% 100% Conduct5 5% Partial achievement Stretch achievement No conduct, culture or governance issues that resulted in significant capital add-ons or material fines 100% Diversity6 5% 34.0% 38.0% 36.8% 88% Total 100% 45.39% Notes (1) Relative TSR is measured on a ranked basis over three years relative to peers. The peer group for the 2022 awards consists of AIA, Allianz, AXA, China Life, China Pacific Insurance, China Taiping Insurance, Great Eastern, Manulife Financial, New China Life, Ping An Insurance, Sun Life Financial and Zurich Insurance Group. Following the suspension in trading of Great Eastern shares on 12 July 2024, the Committee decided that Great Eastern’s TSR performance would be frozen at the date of suspension and then tracked with the performance of the peer group (excluding Prudential) for the remainder of the performance period. (2) The average three-year Group RoEV relative to the 2022–2024 Board-approved business plan. (3) Cumulative three-year GWS operating capital generation. (4) Reduction in weighted average carbon intensity (WACI) as at 31 December 2024 compared with the baseline as at 31 December 2019. The baseline and targets have been externally validated. (5) Conduct is assessed through appropriate management action, ensuring there are no significant conduct/culture/governance issues that could result in significant capital add-ons or material fines. (6) Diversity is measured as the percentage of Group Leadership Team (GLT) that is female at the end of 2024. For these purposes, GLT members who are employed by our operating joint venture Prudential BSN Takaful Berhad are included. Details of cumulative achievement under the capital measures have not been disclosed, as the Committee considers that these are commercially sensitive and disclosure would put the Company at a disadvantage compared to its competitors. The Committee will keep this disclosure policy under review based on whether, in its view, disclosure would compromise the Company’s competitive position. 136

PLTIP vesting The Committee considered a report from the Chief Risk and Compliance Officer, which was approved by the Risk Committee. This report confirmed that the financial results were achieved within the Group’s risk framework and appetite. On the basis of this report and the performance of the Group described above, the Committee decided that it was not appropriate to apply any adjustment to the formulaic vesting outcome of the 2022 PLTIP awards. Details of the vesting of PLTIP awards for former Executive Directors are provided in the payments to past Directors and payments for loss of office sections. Long-term incentives awarded in 2024 2024 share-based long-term incentive awards The table below shows the conditional award of shares made to the Chief Executive Officer under the PLTIP in 2024 and the performance conditions attached to this award. Executive Director Role Number of shares subject to award Face value of award Percentage of awards released for achieving threshold targets End of performance period % of salary (USD)† Anil Wadhwani Chief Executive Officer 697,317 425% 6,688,989 20% 31 December 2026 † Award calculated based on the average share price over the three dealing days prior to the grant date in March, being HKD 74.85. The value has been converted to US dollars at the exchange rate of 7.8030. The measures, weightings and targets for the 2024 PLTIP award for the Chief Executive Officer are summarised below: Threshold1 Maximum Measure Weighting 20% vesting 100% vesting Relative TSR2 45% Median Upper quartile NBP3,5 15% $7,524m $10,180m Gross OFSG4,5 15% $8,396m $11,360m Business integrity scorecard 25% see below Notes (1) Performance below threshold results in 0% vesting. (2) Relative TSR is measured on a local currency basis since this has the benefit of simplicity and directness of comparison. The TSR peer comprises: AIA Group, China Life Insurance, China Pacific Insurance Company, China Taiping Insurance, DBS Group, Great Eastern, Hang Seng Bank, Manulife Financial, MetLife, New China Life, Ping An Insurance, and Standard Chartered. (3) NBP measures the value creation of writing new business and is a key metric to indicate growth. (4) Gross OFSG will be calculated as the operating free surplus generated within local businesses before investment in new business and any central costs. (5) The threshold and maximum values for NBP and gross OFSG shown above have been restated on a TEV basis following the change in reporting, effective 1 January 2025. Further details regarding the principles applied in making this restatement are provided in the section 'Statement of implementation of remuneration policy in 2025'. Under the business integrity scorecard, performance will be assessed for each of the five measures at the end of the three-year performance period: Measure Weighting Threshold performance1 (20% vesting) Stretch performance1 (100% vesting) Reduction in WACI2 5% 47.5% reduction 52.5% reduction GWS capital measure3,5 5% Threshold Stretch GIECA measure4,5 5% Threshold Stretch Diversity6 5% 38% female 42% female Conduct7 5% Partial achievement of Group expectations Achieving Group expectations Notes (1) Performance below threshold results in nil vesting. (2) Reduction as at 31 December 2026 compared with the baseline as at 31 December 2019. The baseline and targets have been externally validated. This element is subject to a transition finance underpin which must be met before any part of the WACI element vests. (3) Cumulative three-year GWS operating capital generation. (4) Group Internal Economic Capital Assessment (GIECA) surplus generation is a Pillar 2 economic capital metric. (5) The targets for the GWS capital measure and the GIECA measure are deemed to be commercially sensitive and if disclosed, would put the Company at a disadvantage compared to its competitors. They will be published in the Annual Report for the final year of the performance period. (6) Diversity is measured as the percentage of Group Leadership Team (GLT) that is female. For these purposes, GLT members who are employed by our joint venture Prudential BSN Takaful Berhad are included. (7) Through strong risk management action, ensure there are no significant conduct/culture/governance issues that result in significant capital add-ons or material fines. The Committee will review awards on vesting to ensure that participants do not benefit from windfall gains. In making this determination, the Committee will consider Prudential’s stretching performance targets, the share performance of Prudential and its peers, the performance of the indices on which Prudential is listed, and any other factors it deems relevant. 137

Recruitment arrangements – audited information As detailed in the 2023 Directors’ remuneration report, in order to facilitate Mr Wadhwani’s appointment, the Company agreed to replace remuneration forfeited by him and reimburse costs he incurred as a consequence of him leaving his former employer, Manulife, and joining Prudential. Full details of these arrangements were provided in the 2023 Directors’ remuneration report. Replacement award As part of these recruitment arrangements, a replacement award was made under a one-off award agreement entered into on 8 March 2023 in accordance with Rule 9.4.2 of the UK Listing Rules. The replacement award was made on a like-for-like basis with the award subject to release in accordance with the original vesting time frames, and where applicable, satisfaction of the Manulife performance conditions attached to the original awards. Three types of forfeited awards were replaced: – performance shares were replaced with Prudential plc shares with the performance conditions tied to the original award (to be determined by the Committee based on performance outcomes published in the relevant Manulife Management Information Circulars); – restricted shares were replaced at face value; and – market-value stock options were only replaced to the extent that they were 'in the money'. The award comprised (i) a cash-settled nominal-cost option over Prudential plc shares, and (ii) replacement cash payments (which were paid in 2023 and reported in the 2023 single figure table). The nominal-cost option was granted to Mr Wadhwani on 21 March 2023 to replace the other forfeited Manulife awards in tranches. Further details are provided below: Replacement award1 No. of notional shares under option outstanding at 1 January 2024 Exercise price (HKD) No. of notional shares exercised in 2024 No. of notional shares lapsed in 2024 No. of notional shares under option outstanding at 31 December 2024 End of performance period (if applicable) Exercise period6 Market price at date of vesting (HKD) Performance shares3 20212,4 168,284 0.48 87,881 80,403 – 31 Dec 2023 10 April–9 May 2024 72.00 20225 163,004 0.48 – – 163,004 31 Dec 2024 30 days from approval of vesting – Restricted shares 20212 62,706 0.48 62,706 – – n/a 2 March–7 May 2024 77.25 2022 60,738 0.48 – – 60,738 n/a 1–30 March 2025 – Stock options 20192 7,820 0.48 7,820 – – n/a 5 March–7 May 2024 75.90 2020 11,552 0.48 – – 11,552 n/a 5 March–3 April 2025 – 474,104 158,407 80,403 235,294 Notes (1) All awards are made in the form of options over notional shares. (2) Elements of the replacement award that are reportable within the restated 'Table of 2023 Executive Director total remuneration'. These values have been restated to reflect the share price at the time of vesting and actual performance outcomes where applicable. (3) Performance shares were replaced at their maximum value (180% of target) and remained subject to the satisfaction of the original Manulife performance conditions. (4) The number of notional shares that vested was determined by dividing the total number of notional shares under option by 180% and multiplying this by the vesting outcome of 94% of target as published in the 2023 Manulife Management Information Circular. (5) This award, which replaced the 2022 award of performance shares (which has a performance period ending on 31 December 2024), is reported on a target basis in the Table of 2024 Executive Director total remuneration. (6) The exercise period will be extended if it ends in a closed period. 138

Pay comparisons Performance graph and table The chart below illustrates the TSR performance of Prudential, the FTSE 100 (as the Company has a listing on the London Stock Exchange and is a constituent of the FTSE 100 index), and the peer group of international insurers, which comprise the Company’s TSR peer group for the 2024 PLTIP awards. The chart illustrates the performance of a hypothetical investment of $100 in ordinary shares of Prudential plc over the 10-year period from 1 January 2015 to 31 December 2024 compared to a similar investment in the FTSE 100 or an index of the Company’s peers. Total shareholder return is based on returns index data calculated on a daily share price growth plus reinvested dividends (as measured at the ex-dividend dates). Prudential TSR vs FTSE 100 and TSR peer group average – total shareholder return over 10-year period to December 2024 31/12/2014 31/12/2015 31/12/2016 31/12/2017 31/12/2018 31/12/2019 31/12/2020 31/12/2021 31/12/2022 31/12/2023 31/12/2024 50 100 150 200 n Prudential n FTSE 100 n Peer group The information in the table below shows the total remuneration for the Chief Executive Officer over the same period: $0001 2015 2015 2016 2017 2018 2019 2020 2021 2022 2022 2023 2023 2024 Chief Executive Officer2,3 TT MW MW MW MW MW MW MW MW MFP MFP AW AW Salary, pension and benefits 938 3,048 3,029 2,415 2,423 2,122 2,126 2,249 663 1,476 447 1,986 2,284 Annual bonus payment 1,077 1,903 2,904 2,673 2,848 2,804 1,355 3,057 693 2,161 441 2,638 2,801 (As % of maximum) (77.3) % (99.7) % (99.5) % (94.0) % (95.0) % (96.0) % (46.0) % (96.7) % (96.0) % (98.0) % (97.4) % (99.0) % (89.0) % LTIP vesting 5,174 6,564 4,016 5,955 4,837 2,746 4,286 1,052 2,108 1,255 307 – – (As % of maximum) (100.0) % (100.0) % (70.8) % (95.8) % (62.5) % (62.5) % (68.8) % (17.8) % (45.5) % (45.5) % (27.6) % – % – % Other payment4 – – – – – – – – – – – 7,081 751 Chief Executive Officer ‘single figure’ of total remuneration5 7,189 11,515 9,950 11,042 10,109 7,671 7,768 6,358 3,464 4,892 1,195 11,705 5,836 Notes (1) All remuneration has been converted to USD using the average exchange rate for each respective financial year. (2) In years where there has been a change in Chief Executive Officer, the figures shown for each individual’s remuneration in that year relate only to their service as Chief Executive Officer. (3) The Chief Executive Officers are: TT: Tidjane Thiam MW: Mike Wells MFP: Mark FitzPatrick AW: Anil Wadhwani (4) Other payment refers to the value of remuneration forfeited by Mr Wadhwani as a consequence of his leaving his former employer and replaced by the Company. (5) Further details on the ‘single figure’ are provided in the ‘single figure’ table for the relevant year. The figures provided reflect the value of vesting LTIP awards on the date of their release. For Mark FitzPatrick, the LTIP vesting for 2022 and 2023 also include performance periods in which he served in the role of Group Chief Financial Officer and Chief Operating Officer. Relative importance of spend on pay The table below sets out the amounts payable in respect of 2023 and 2024 on all employee pay, dividends and the share buyback programme: 2023 2024 Percentage change All employee pay ($m)1 1,162 1,210 4 % Dividends and share buyback programme ($m)2 533 1,360 155 % Notes (1) All employee pay as taken from note B2.1 of the consolidated financial statements. (2) Dividends paid in the year as taken from note B5 and the share buyback programme value from note C8 of the consolidated financial statements. 139

Percentage change in remuneration The table below illustrates the year-on-year change in remuneration for each Director compared to a wider employee comparator group: Salary (% change) Benefits9 (% change) Bonus8 (% change) 2023-24 2022-23 2021-22 2020-21 2019-20 2023-24 2022-23 2021-22 2020-21 2019-20 2023-24 2022-23 2021-22 2020-21 2019-20 Executive Director Anil Wadhwani1 19% – – – – 3% – – – – 6% – – – – Chair and Non-executive Directors3 Shriti Vadera2 (1) % 1% 2% 907% – (18) % 10% 35% – – – – – – – Jeremy Anderson 5% 12% 3% 13% – 300% – – – – – – – – – Arijit Basu4 1% 198% – – – 200% – – – – – – – – – Chua Sock Koong5,6 (1) % 5% 70% – – 100% – – – – – – – – – David Law7 (64) % 0% 2% 6% 1% 500% – – – – – – – – – Ming Lu5 — % 0% 58% – – – – – – – – – – – – George Sartorel4 7% 34% – – – 400% – – – – – – – – – Mark Saunders7 – – – – – – – – – – – – – – – Claudia Suessmuth Dyckerhoff8 1% – – – – 100% – – – – – – – – – Jeanette Wong5 19% 0% 74% – – – – – – – – – – – – Amy Yip — % 0% 1% 0% 0% – – – – – – – – – – UK-based employees 4.6% 6.0% 6.7% 3.1% 3.8% (14.5) % 45.1% (7.3) % 0.7% (4.0) % (13.6) % 143% 7.9% 5.8% (7.3) % Notes (1) Anil Wadhwani was appointed as Chief Executive Officer on 25 February 2023. The change in salary and benefits in 2023–24 reflects his pro-rated pay for 2023. In addition, his 2023 bonus was determined using his pro-rated salary. The percentage change in remuneration is calculated in USD. (2) Shriti Vadera joined the Board and the Nomination & Governance Committee on 1 May 2020 and became Chair on 1 January 2021. The change in pay in 2020– 21 reflects her pro-rated pay for 2020 as well as her change in role. (3) Fluctuations in Non-executive Directors’ pay are due to changes in Committee memberships. (4) Arijit Basu and George Sartorel joined the Board in 2022. The changes in pay in 2022–23 reflect their pro-rated pay for 2022. (5) Chua Sock Koong, Ming Lu and Jeanette Wong joined the Board in 2021. The changes in pay in 2021–22 reflect their pro-rated pay for 2021. (6) David Law retired from the Board on 23 May 2024. (7) Mark Saunders joined the Board on 1 April 2024. (8) The year-on-year change in bonus for UK-based employees between 2022 and 2023 reflects changes in the structure of their bonus plan and business performance. The increase in the level of taxable benefits from 2022 to 2023 for employees reflects the extension of private medical cover offered to employees and the introduction of critical illness cover. (9) The year-on-year change in benefits from 2023 to 2024 for UK-based employees reflects a lower private medical insurance cost in 2024 compared to 2023. The regulations prescribe that this comparison should include all employees of the parent company. The number of individuals employed by the parent company is insufficient to be the basis of a representative comparison. Therefore, the Committee has decided to use all UK-based employees as the basis for this calculation. The average pay for all employees has been calculated on a full-time equivalent basis by reference to the total pay awarded to UK employees in each year from 2024 back to 2019. The salary increase includes uplifts made through the annual salary review, as well as any additional changes in the year; for example, to reflect promotions or role changes. Chief Executive Officer pay compared with employee pay and gender pay gap As reported in prior years, the UK headcount of Prudential Services Limited is below the 250-person threshold, which triggers mandatory publication of the gender pay gap and the CEO pay ratio. After due consideration, we have decided that the UK gender pay gap and CEO pay ratio are not meaningful, given our relatively small employee headcount in the UK. Consideration of workforce pay and approach to engagement The Committee believes that its approach to executive remuneration is consistent with the pay, reward and progression policies for other employees within the Group. The base salary and total remuneration levels for the Chief Executive Officer and other employees are competitively positioned within the relevant markets and reflect the operation of our remuneration structures, which are effective in appropriately incentivising staff, having regard to our risk framework, risk appetites, and to rewarding the ‘how’ as well as the ‘what’ of performance. During 2024, the Committee considered workforce remuneration and related policies in the businesses across the Group. Information presented to the Committee, by way of a dashboard, included how the Company’s incentive arrangements are aligned with the culture and informed the Committee’s decision-making on executive pay and policy. By way of example, employee salary increase budgets are considered as part of the review of the Chief Executive Officer’s compensation and salary increases. The Chief Executive’s remuneration is considered appropriate compared to the wider workforce. In 2024, salary increases for other employees across the Group’s businesses were 4 per cent while the Chief Executive Officer received no increase in January 2024. Employee engagement is led by the Sustainability Committee (formerly the Responsibility & Sustainability Working Group). The Strategic report describes how it discharged this responsibility during 2024. The Group operates PRUshareplus, an all-employee share purchase plan available to employees in 25 countries – 15 in Asia, eight in Africa and two in Europe – allowing our people to invest in the Company’s shares. Similar Syariah-compliant plans are available in our Syariah business. The Group also operates a UK Save As You Earn (SAYE) scheme and Share Incentive Plan (SIP). UK-based employees (including Executive Directors) are eligible to participate in both plans. Further details are provided in note B2.2 of the consolidated financial statements. As part of our continuing efforts to safeguard our employees’ wellbeing, we held our fourth Prudential Recharge Day on 20 September 2024. All employees Group-wide were encouraged to take the day as an extra day off to rest and recharge, and to spend time with family and friends. 140

Chair and Non-executive Director remuneration in 2024 – audited information Chair fee Shriti Vadera’s fee was reviewed by the Committee during 2024. Having considered the fee against external benchmarks, the Committee felt that it remained appropriate and as such, her fee remains at $966,000. Non-executive Directors’ fees The Non-executive Directors’ fees are denominated in US dollars. The fees were reviewed by the Board during 2024 with modest increases made to Committee membership fees. Following the creation of the Sustainability Committee as a formal Board committee (formerly the Risk and Sustainability Working Group), increases were made to both the Chair and membership fees to reflect the expansion in the remit of the Committee. All fee changes were effective from 1 July 2024. Annual fees2 From 1 July 2023 ($) From 1 July 2024 ($) Basic fee 125,000 125,000 Additional fees: Audit Committee Chair 92,000 92,000 Audit Committee member 37,000 39,000 Remuneration Committee Chair 80,000 80,000 Remuneration Committee member 37,000 39,000 Risk Committee Chair 92,000 92,000 Risk Committee member 37,000 39,000 Nomination & Governance Committee Chair1 – – Nomination & Governance Committee member 18,000 19,000 Sustainability Committee (formerly Responsibility & Sustainability Working Group) Chair 55,000 60,000 Sustainability Committee (formerly Responsibility & Sustainability Working Group) member 27,000 30,000 Senior Independent Director 61,000 61,000 Notes (1) There is no fee paid for the role of Nomination & Governance Committee Chair. (2) As detailed in the Directors’ remuneration policy, should a new committee or working group be formed, the remit of an existing committee be materially expanded, or a new Non-executive Director role established, new or additional fees may be paid. Any fees will be commensurate with the new or additional responsibilities and time commitment involved. If, in a particular year, the number of meetings and/or time commitment is materially greater than usual, the Company may determine that the provision of additional fees is fair and reasonable. No additional fees were paid in 2024. The resulting fees paid to the Chair and Non-executive Directors are: 2024 fees ($000) 2023 fees ($000) 2024 taxable benefits* ($000) 2023 taxable benefits* ($000) Total 2024 remuneratio n: the ‘single figure’ ($000)†‡ Total 2023 remuneration: the ‘single figure’ ($000)†‡ Chair Shriti Vadera 966 974 112 137 1,078 1,111 Non-executive Directors Jeremy Anderson 335 320 4 1 339 321 Arijit Basu 192 190 3 1 195 191 Chua Sock Koong 223 225 2 1 225 226 David Law1 105 293 6 1 111 294 Ming Lu2 182 182 – – 182 182 George Sartorel 277 260 5 1 282 261 Mark Saunders3 151 – – – 151 – Claudia Suessmuth Dyckerhoff 192 190 2 1 194 191 Jeanette Wong 271 228 3 – 274 228 Amy Yip 163 163 – – 163 163 Total 3,057 3,025 137 143 3,194 3,168 * Benefits include the cost of providing the use of a car and driver and medical insurance where applicable. † Each remuneration element is rounded to the nearest $1,000 and totals are the sum of these rounded figures. The Chair and Non-executive Directors are not entitled to participate in annual bonus plans or long-term incentive plans. ‡ Remuneration components denominated in GBP have been converted to US dollars using an exchange rate of 0.8041 for the 2023 single figure calculation and 0.7824 for the 2024 single figure calculations. As Non-executive Directors and the Chair do not receive variable remuneration components, the table above does not include a sum of total fixed and total variable remuneration. Notes (1) David Law retired from the Board on 23 May 2024. (2) Ming Lu donated his fee to InspringHK Sports, an independent non-profit organisation based in Hong Kong. (3) Mark Saunders joined the Board on 1 April 2024. 141

Statement of Directors’ shareholdings – audited information The interests of Directors in ordinary shares of the Company are set out below. ‘Beneficial interest’ includes shares owned outright and deferred annual incentive awards, detailed in the Additional remuneration disclosures section. It is only these shares that count towards the share ownership guidelines. 1 January 2024 (or on date of appointment) 31 December 2024 (or on date of stepping down)2 Share ownership guidelines Total beneficial interest (number of shares) Number of shares acquired during the year Number of shares disposed of during the year Total beneficial interest* (number of shares) Number of shares subject to performance conditions† Total interest in shares Share ownership guidelines‡ (% of salary/fee) Beneficial interest as a percentag e of basic salary/ basic fees§ Chair Shriti Vadera 67,500 50,000 117,500 117,500 100% 104 % Executive Director Anil Wadhwani1 42,900 286,673 329,573 1,135,415 1,464,988 400% 179 % Non-executive Directors Jeremy Anderson 9,157 10,000 19,157 19,157 100% 131 % Arijit Basu 3,804 5,887 9,691 9,691 100% 66 % David Law 11,054 11,054 11,054 100% 75 % Ming Lu 12,600 12,600 12,600 100% 86 % George Sartorel 5,000 8,000 13,000 13,000 100% 89 % Mark Saunders 13,750 13,750 13,750 100% 94 % Claudia Suessmuth Dyckerhoff 4,800 4,800 4,800 100% 33 % Chua Sock Koong 15,000 15,000 15,000 100% 102 % Jeanette Wong 9,600 5,000 14,600 14,600 100% 100 % Amy Yip 9,791 4,222 14,013 14,013 100% 96% * Beneficial interests include shares held directly or indirectly by connected persons. There were no changes of Directors’ interests in ordinary shares between 31 December 2024 and 19 March 2025. † Further information on share awards subject to performance conditions are detailed in the ‘share-based long-term incentive awards’ part of the Additional remuneration disclosures section. ‡ The holding requirement under the Articles of Association (2,500 ordinary shares) must be obtained within one year of appointment to the Board. Executive Directors and the Chair have five years to reach their guideline. Non-executive Directors have three years from their date of joining to reach the guideline. § Based on the average closing price for the six months to 31 December 2024 (HKD66.52) and the exchange rate of 7.8030 for HKD. The Company and its Directors, Chief Executives and shareholders have been granted a partial exemption from the disclosure requirements under Part XV of the Securities and Futures Ordinance (SFO). As a result of this exemption, Directors, Chief Executives and shareholders do not have an obligation under the SFO to notify the Company of shareholding interests, and the Company is not required to maintain a register of Directors’ and Chief Executives’ interests under section 352 of the SFO, nor a register of interests of substantial shareholders under section 336 of the SFO. The Company is, however, required to file with the Stock Exchange of Hong Kong Limited any disclosure of interests notified to it in the United Kingdom. Note (1) Anil Wadhwani was appointed on 25 February 2023. Although he has not yet met his share ownership guidelines, in line with the Directors' remuneration policy, he has five years from the date of his appointment to do so. Total beneficial interest includes deferred bonus awards without performance conditions. Directors’ terms of employment Details of the service contract of the Chief Executive Officer are outlined in the table below. The Directors’ remuneration policy contains further details of the terms included in Executive Director service contracts. As required by the Hong Kong Listing Rules, all Executive Director service contracts can be terminated by the Company by giving no more than 12 months’ notice (or payment in lieu of such notice) and without compensation payments other than any termination payments required by law. Date of contract Notice period to the Company Notice period from the Company Executive Director Anil Wadhwani 25 February 2023 12 months 12 months 142

Letters of appointment of the Chair and Non-executive Directors Details of Non-executive Directors’ individual appointments are outlined below. The Directors’ remuneration policy contains further details on their letters of appointment. The Chair and Non-executive Directors are not entitled to receive any payments for loss of office. As required by the Hong Kong Listing Rules, the appointment of the Chair and the Non-Executive Directors can be terminated by the Company by giving no more than six months’ notice (12 months’ notice for the Chair), or payment in lieu of such notice and without compensation payments other than any termination payments required by law. Chair/Non-executive Director Appointment by the Board Notice period Time on the Board at 2025 AGM Chair Shriti Vadera (Chair from 1 January 2021) 1 May 2020 12 months 5 years Non-executive Directors David Law1 15 September 2015 6 months n/a Amy Yip 2 September 2019 6 months 5 years 8 months Jeremy Anderson 1 January 2020 6 months 5 years 4 months Ming Lu 12 May 2021 6 months 4 years Chua Sock Koong 12 May 2021 6 months 4 years Jeanette Wong 12 May 2021 6 months 4 years George Sartorel 14 January 2022 6 months 3 years 4 months Arijit Basu 1 September 2022 6 months 2 years 8 months Claudia Suessmuth Dyckerhoff 1 January 2023 6 months 2 years 4 months Mark Saunders 1 April 2024 6 months 1 year 1 month Note (1) David Law retired from the Board on 23 May 2024. Payments to past Directors and payments for loss of office – audited information Payments to past Directors, as they relate to their Directorships, are described below. A de minimis threshold of £10,000 has been set by the Committee; any payments or benefits provided to a past Director above this amount will be reported. There were no additional payments to Directors for loss of office in 2024. As disclosed in last year’s Directors’ remuneration report, Mark FitzPatrick stepped down as Interim Group Chief Executive and as a Board member on 24 February 2023, with his employment ending on 30 September 2023. The treatment of his outstanding awards and other remuneration elements was disclosed in the 2023 Directors’ remuneration report. Mark holds a PLTIP award granted in 2022 and, as set out in the Remuneration in respect of performance in 2024, the performance condition attached to this award was partially met and 45.39 per cent will vest in 2025. Award Number of shares vesting1 Value of shares vesting2 PLTIP 97,950 $818,072 Notes (1) The number of shares vesting has been pro-rated to reflect time employed and includes dividends accrued to date. The final number of shares vesting may include additional dividends accrued between 19 March 2025 and the date of vest. (2) The share price used to calculate the value was the average share price for the three months up to 31 December 2024, being HKD65.17, converted into US dollars using an exchange rate of 7.8030. The Company also settled tax liabilities during 2024 in respect of UK workdays on trailing equity income for two former Executive Directors, James Turner and Nic Nicandrou. These amounts were $146,000 and $49,000 respectively. Statement of voting at general meeting The Directors’ remuneration policy was approved by shareholders at the 2023 Annual General Meeting. At the 2024 Annual General Meeting, shareholders were asked to vote on the 2023 Directors’ remuneration report. Each of these resolutions received a significant vote in favour and the Committee is grateful for this support and endorsement by our shareholders. The votes received were: Resolution Votes for % of votes cast Votes against % of votes cast Total votes cast Votes withheld To approve the Directors’ remuneration policy (2023 AGM) 2,176,820,906 95.71 97,529,901 4.29 2,274,350,807 12,342,304 To approve the Directors’ remuneration report (2024 AGM) 2,012,309,502 92.31 167,583,638 7.69 2,179,893,140 8,661,245 143

Statement of implementation of remuneration policy in 2025 Base salary The Chief Executive Officer’s remuneration package was reviewed in 2024, with the Committee considering the expected salary increases budgeted for other employees in 2025, alongside external benchmarks. These benchmarks, based on data from the 2024 TSR peer group, Asia-focused insurers and financial services firms, were selected to reflect that we compete for talent globally, particularly within financial services organisations with significant operations in Asia. After due deliberation, the Committee considered that there should be no increase to Mr Wadhwani’s salary for 2025. This decision was communicated to major shareholders before it was implemented. Since the wider Prudential workforce received an average 5.2 per cent salary increase, 2025 will be the 13th consecutive year in which the increases generally offered to executives have been below or close to the bottom of the range of salary increases budgeted for the broader workforce. Mr Wadhwani’s annual salary, effective 1 January 2025, will remain as HKD12,281,000. 2025 pension entitlements Mr Wadhwani’s pension benefits will remain aligned to the workforce rate, currently considered to be 13 per cent of salary. In addition, statutory contributions will continue to be made into mandatory pension arrangements in Hong Kong, in line with local requirements. TEV-based targets Effective 1 January 2025, the Group is now reporting on a TEV basis and, as such, the measures for the 2025 AIP and PLTIP have been set on this basis. Some of the targets attached to in-flight 2023 and 2024 PLTIP awards were set on an EEV basis and therefore require adjustment. The revised performance ranges for the 2024 PLTIP award are outlined in the section 'Long-term incentives awarded in 2024'. Details in respect of the 2023 PLTIP award will be provided at the point of assessment in the 2025 Annual Report. In making these adjustments, the Committee established the following principles to underpin the decisions made: – Participants should not be advantaged or disadvantaged by the transition to the TEV reporting methodology; – The value of outstanding awards and their key terms (vesting dates, holding periods, malus and clawback provisions) are unaffected; – If performance conditions are revised, the revised conditions should be no more or less stretching than those originally attached to the awards; and – Details of the revised targets will be disclosed. These principles, similar to those adopted in respect of the demergers of the Jackson and M&G businesses, were discussed with and supported by our largest shareholders and before the revisions were made. Annual bonus Mr Wadhwani will remain eligible for a maximum bonus opportunity of 200 per cent of salary, subject to deferral in line with the Directors'remuneration policy. For 2025, the AIP for the Chief Executive Officer's bonus will continue to be based on financial measures (80 per cent) and on personal and strategic objectives (20 per cent). Given the strong connection between remuneration and our longer-term strategic objectives, we intend to keep the measures and weightings for the 2025 AIP unchanged from 2024, as set out below: – Group new business profit – 45 per cent; – Group adjusted operating profit – 20 per cent; – Group net operating free surplus generation – 20 per cent; and – Group holding Company cash flow – 15 per cent. The Committee considers the forward-looking targets to be commercially sensitive. The performance targets and outcomes will be set out in next year’s Directors’ remuneration report. 2025 share-based long-term incentive awards Award levels Mr Wadhwani will be eligible to receive a 2025 PLTIP award of 425 per cent of salary. The Committee will review awards on vesting to ensure that participants do not benefit from windfall gains. The Committee will consider Prudential’s stretching performance targets, the share performance of Prudential and its peers, the performance of the indices on which Prudential is listed, and any other factors it deems relevant when determining vesting. Performance conditions Performance conditions for the 2025 PLTIP award are aligned with those applied to the 2024 PLTIP award, with applicable measures set on a TEV basis. The measures, weightings and targets for the 2025 PLTIP award for the Chief Executive Officer are summarised below: Measure Weighting Threshold performance1 (20% vesting) Stretch performance (100% vesting) Relative TSR2 45% Median Upper quartile NBP3 15% $8,575m $11,601m Gross OFSG4 15% $9,288m $12,567m Business integrity scorecard 25% see below Notes (1) Performance below threshold results in 0% vesting. (2) Relative TSR is measured on a local currency basis since this has the benefit of simplicity and directness of comparison. For 2025 awards, Great Eastern have been replaced by Oversea-Chinese Banking Corporation Limited. The full 2025 TSR peer group comprises: AIA Group, China Life Insurance, China Pacific Insurance Company, China Taiping Insurance, DBS Group, Hang Seng Bank, Manulife Financial, MetLife, Oversea-Chinese Banking Corporation Limited, New China Life, Ping An Insurance, and Standard Chartered. (3) NBP measures the value creation of writing new business and is a key metric to indicate growth. (4) Gross OFSG will be calculated as the operating free surplus generated within local businesses before investment in new business and any central costs. 144

Under the business integrity scorecard, performance will be assessed for each of the five measures at the end of the three-year performance period: Measure Weighting (% of total LTIP) Threshold performance (20% vesting) Stretch performance (100% vesting) Reduction in WACI1 5% 50% 55 % GWS capital measure2, 6 5% Threshold Stretch GIECA measure3, 6 5% Threshold Stretch Diversity4 5% 41% female 43% female Conduct5 5% Partial achievement of Group expectations Achieving Group expectations Notes (1) Reduction as at 31 December 2027 compared with the baseline as at 31 December 2019. The baseline and targets have been externally validated. This element is subject to a transition finance underpin which must be met before any part of the WACI element vests. (2) Cumulative three-year GWS operating capital generation relative to threshold. (3) Group Internal Economic Capital Assessment (GIECA) surplus generation is a Pillar 2 economic capital metric. (4) Percentage of females in the GLT at the end of the performance period. For these purposes, GLT members who are employed by our operating joint venture Prudential BSN Takaful Berhad are included. (5) Through strong risk management action, ensure there are no significant conduct/culture/governance issues that result in significant capital add-ons or material fines. (6) The targets for these metrics are deemed to be commercially sensitive and, if disclosed, would put the Company at a disadvantage compared to its competitors. They will be published in the Annual Report for the final year of the performance period. Chair and Non-executive Directors Fees for the Chair and Non-executive Directors were reviewed in 2024 with changes effective from 1 July 2024, as set out in the Chair and Non-executive Director remuneration in 2024 section. The next regular fee level review will be conducted in 2025. Additional remuneration disclosures Directors’ outstanding long-term incentive awards and other share awards The table below sets out the Chief Executive Officer’s PLTIP awards. Share-based long-term incentive awards Plan name Year of award Conditional share awards outstanding at 1 Jan 2024 (Number of shares) Conditional awards in 2024 (Number of shares) Market price at date of award (HK dollars) Dividend equivalents on vested shares (Number of shares released) Rights exercised in 2024 Rights lapsed in 2024 Conditional share awards outstanding at 31 December 2024 (Number of shares) Date of end of performance period Anil Wadhwani PLTIP 2023 438,098 – 107.4 – – – 438,098 31 Dec 25 PLTIP 2024 – 697,317 75.1 – – – 697,317 31 Dec 26 438,098 697,317 – – – 1,135,415 Other share awards The table below sets out the Chief Executive Officer’s deferred bonus share awards. Year of grant Conditional share awards outstanding at 1 Jan 2024 (Number of shares) Conditionally awarded in 2024 (Number of shares) Dividends accumulated in 20241 (Number of shares) Shares released in 2024 (Number of shares) Conditional share awards outstanding at 31 December 2024 (Number of shares) Date of end of restricted period Date of release Market price at date of award (HK dollars) Market price at date of vesting or release (HK dollars) Anil Wadhwani Deferred 2023 annual incentive award 2023 33,500 – 732 – 34,232 31 Dec 25 114.3 Deferred 2024 annual incentive award 2024 – 129,947 2,843 – 132,790 31 Dec 26 75.1 33,500 129,947 3,575 – 167,022 Note (1) A dividend equivalent was accumulated on these awards. Dilution Releases from the Prudential Long Term Incentive Plan and the Prudential Agency Long Term Incentive Plan are satisfied using newly issued shares rather than by purchasing shares in the open market. Shares relating to options granted under all-employee share plans are also satisfied by newly issued shares. The combined dilution from all outstanding shares and options at 31 December 2024 was 0.12 per cent of the total share capital at the time. Deferred bonus awards will continue to be satisfied by the purchase of shares in the open market. 145

Share ownership Directors shareholdings The current shareholding policy and the interests of directors in ordinary shares of Prudential are shown under the sections ‘How the Directors’ remuneration policy operates’ and ‘Statement of Directors’ Shareholdings’ above. Prudential is not owned or controlled directly or indirectly by another corporation or by any government or by any other natural or legal person severally or jointly and Prudential is not currently aware of any arrangements that might result in a change in Prudential’s control. As of 18 March 2025, Prudential’s executive director did not have any options or rights to purchase securities from Prudential’s options and other share awards. There were no share options held by the directors and other executive officers as at 31 December 2024. Options to purchase and discretionary awards of securities from Prudential As of 18 March 2025, 87,205 options were outstanding, which Prudential issued under the SAYE schemes. Each option represents the right of the bearer to subscribe for one share at a particular pre-determined exercise price at a pre-set exercise date. As of 18 March 2025, 15,711,372 shares were outstanding under other awards. Of those 637,970 shares outstanding under the Annual Incentive Plan, 1,204,401 shares were outstanding under the Restricted Share Plan, 1,487,436 shares were outstanding under the PLTIP, 244,550 shares were outstanding under the Deferred Share Plans, 12,137,015 shares were outstanding under the PGLTIP. Such outstanding awards held by directors or other executive officers at 31 December 2024 are included under ‘Directors' outstanding long-term incentive awards and other share awards’ above. The aggregate proceeds that would arise if all outstanding options under the SAYE schemes were exercised is £0.560 million. The latest expiration dates for exercise or release of the securities underlying the options or awards and the number of options or shares are set out in the table below. Year of Expiration Options Outstanding Under Savings Related Share Option Schemes (in millions) Shares Outstanding Under Other Awards (in millions) Total (in millions) 2024 — 0.033 0.033 2025 0.005 6.361 6.366 2026 0.018 5.054 5.072 2027 0.008 4.247 4.255 2028 0.022 0.015 0.037 2029 0.005 — 0.005 2030 0.030 — 0.030 Total 0.088 15.710 15.798 Information concerning the Group’s share award and share option plans for its employees is provided above as well as in note B2.2 to the consolidated financial statements. Employees The average number of staff employed by the Group during the years is shown below: 2024 2023 2022 $m Asia and Africa operations note 14,851 14,479 13,685 Head office function 561 551 511 Total Group 15,412 15,030 14,196 Note The Asia and Africa operations staff numbers above exclude 702 (2023: 621; 2022: 744) commission-based sales staff who have an employment contract with the Group. As of 31 December 2023, two employees were paying union subscriptions through the UK payroll. By 31 December 2024, this number had decreased to nil. 146

Additional Information Significant subsidiaries The table below sets forth Prudential's significant operating subsidiaries. Main activity Country of incorporation Prudential Assurance Company Singapore (Pte) Limited Insurance Singapore PT Prudential Life Assurance Insurance Indonesia Prudential Hong Kong Limited Insurance Hong Kong, China Prudential Assurance Malaysia Berhad Insurance Malaysia Note Each significant subsidiary operates mainly in its country of incorporation. The Company has 100 per cent of the voting rights of the subsidiaries in Singapore and Hong Kong and 94.6 per cent of the voting rights in the Indonesia subsidiary attaching to the aggregate of the shares across the types of capital in issue. The percentage of share ownership for these subsidiaries is the same as the percentage of the voting power held. The Company has 51 per cent of the voting rights in Prudential Assurance Malaysia Berhad and the results of this business are consolidated in the Group's consolidated financial statements reflecting the controlling interest of the Group. From 2024, the Group has recognised a 49 per cent non-controlling interest in this subsidiary as discussed in note D2 of the consolidated financial statements. Major shareholders The table below shows the holdings of major shareholders in the Company’s issued share capital as notified to the Company in accordance with the Disclosure Guidance and Transparency Rules. At 21 March 2025, Prudential had received the following notifications: Significant Changes in Ownership Notifications received within the last three years, up until 24 March 2025: Year Name of Company Date Prudential was notified Number of Prudential shares held % of total voting rights attaching to issued share capital Change in interest 2022 Norges Bank September 82,512,136 3.00 Decrease in interest 2022 Norges Bank October 82,396,692 2.99 Decrease in interest 2022 Norges Bank October 82,498,574 3.00 Increase in interest 2022 Norges Bank October 82,453,020 2.99 Decrease in interest 2022 Norges Bank October 82,646,258 3.00 Increase in interest 2022 Norges Bank November 82,044,963 2.98 Decrease in interest 2022 Norges Bank December 83,673,195 3.04 Increase in interest 2022 Norges Bank December 83,673,195 3.04 Change in mix of shares and financial 2022 Norges Bank December 84,291,861 3.06 Increase in interest 2022 Norges Bank December 85,354,285 3.10 Increase in interest 2023 Norges Bank January 82,856,666 3.01 Decrease in interest 2023 Norges Bank March 85,503,331 3.10 Increase in interest 2024 UBS Group AG - Investment Bank & Global Wealth Management September 147,711,614 5.41 Increase in interest 2024 UBS Group AG - Investment Bank & Global Wealth Management September — — Decrease in interest 2024 Norges Bank September 113,899,085 4.21 Increase in interest 2025 BlackRock, Inc. March 169,811,259 6.45 Increase in interest Current major shareholders: Shareholder Date advised Percentage of share capital Shareholding BlackRock, Inc. 24 March 2025 6.45% 169,811,259 Norges Bank 30 September 2024 4.21% 113,899,085 Major shareholders of Prudential have the same voting rights per share as other shareholders. See Governance – Memorandum and Articles of Association - Voting Rights. As at 21 March 2025, there were 110 shareholders with a US address on Prudential’s register of shareholders. These shares represented approximately 0.02 per cent of Prudential’s issued ordinary share capital. As at 21 March 2025, there were 89 registered Prudential ADR holders. The shares represented by these ADRs amounted to approximately 2.52 per cent of Prudential’s issued ordinary share capital. Prudential is not currently aware of any arrangements which may at a subsequent date result in a change of control of Prudential. 147

Intellectual property Prudential conducts business under the ‘Prudential’ and ‘Eastspring Investments’ brand names and logos. It is also the registered owner of over 100 domain names, including ‘www.prudentialplc.com’ and ‘www.eastspringinvestments.com’. Prudential does not operate in the US under the Prudential name and there have been long-standing arrangements between it and Prudential Financial, Inc. and its subsidiary, the Prudential Insurance Company of America, relating to their respective uses of the Prudential name. Under these arrangements Prudential Financial Inc. has the right to use the Prudential name in the Americas and certain parts of the Caribbean, Japan, Korea and Taiwan. Following the demerger of M&G from the Group in October 2019, M&G has the right to use the Prudential brand in the United Kingdom and Europe. Prudential has the right to use the name everywhere else in the world although third parties have rights to the name in certain countries. Legal proceedings The Group is involved in various litigation and regulatory proceedings from time to time. While the outcome of such litigation and regulatory issues cannot be predicted with certainty, the Group believes that the ultimate outcome of any current or pending matters will not have a material adverse effect on the Group’s financial condition, results of operations, or cash flows. Material contracts Not applicable. Exchange controls Other than the requirement to report certain events and transactions to HM Revenue & Customs, there are currently no UK laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange controls, or that affect the remittance of dividends or other payments to non-UK residents or to US holders of Prudential’s securities, except as otherwise set forth under ‘Taxation’ in this section. Taxation The following is a summary, under current law and practice, of the principal UK tax, US federal income tax, Hong Kong and Singapore tax considerations relating to an investment by a US taxpayer in Prudential ordinary shares or ADSs. The discussion is based on laws, treaties, judicial decisions, and regulatory interpretations in effect on the date hereof, all of which are subject to change possibly retrospectively. Prudential plc is incorporated in the UK and tax resident in Hong Kong, and the following summary reflects these facts. This summary applies to you only if: – You are an individual US citizen or resident, a US corporation, or otherwise subject to US federal income tax on a net income basis in respect of your holding of Prudential ordinary shares or ADSs; – You hold Prudential ordinary shares or ADSs or shares held or traded in Singapore through the Central Depository (CDP) as a capital asset for tax purposes; – If you are an individual, you are not resident in the United Kingdom for UK tax purposes, and do not hold Prudential ordinary shares or ADSs for the purposes of a trade, profession, or vocation that you carry on in the United Kingdom through a branch or agency or if you are a corporation, you are not resident in the UK for UK tax purposes and do not hold the securities for the purpose of a trade carried on in the United Kingdom through a permanent establishment in the United Kingdom; and – You are not domiciled in the UK for inheritance tax purposes, or from 6 April 2025 you are not UK long-term resident for inheritance tax purposes (from 6 April 2025 the UK will introduce a new residence based regime to replace the domicile rules for inheritance tax purposes. Under the new regime non-UK assets will be in scope if an individual (a “long-term resident”) has been resident in the UK for at least 10 out of the last 20 tax years immediately preceding the tax year in which the chargeable event (including death) arises). Beneficial owners of ADSs will be treated as owners of the underlying Prudential ordinary shares for US federal income tax purposes. Deposits and withdrawals of Prudential ordinary shares in exchange for ADSs generally will not result in the realisation of gain or loss for US federal income tax purposes. This summary does not address any tax consideration other than certain UK tax, US federal income tax, Hong Kong tax and Singapore tax considerations and does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor, and does not address the tax treatment of investors that are subject to special rules. Prudential has assumed that you are familiar with the tax rules applicable to investments in securities generally and with any special rules to which you may be subject. You should consult your own tax advisers regarding the tax consequences of the ownership of Prudential ordinary shares or ADSs in the context of your own particular circumstances. UK Taxation of Dividends Dividends paid by Prudential plc in respect of the ordinary shares or ADSs are not subject to withholding tax at source in the UK. UK Taxation of Capital Gains A holder of Prudential ordinary shares or ADSs who for UK tax purposes is a US corporation that is not resident in the United Kingdom will not be liable for UK taxation on capital gains realised on the disposal of Prudential ordinary shares or ADSs unless at the time of disposal: – The holder carries or has carried on a trade in the United Kingdom through a permanent establishment in the United Kingdom, and – The Prudential ordinary shares or ADSs are or have been used, held or acquired for use by or for the purposes of such trade or permanent establishment. Subject to the comments in the following paragraph, a holder of Prudential ordinary shares or ADSs who, for UK tax purposes, is an individual who is not resident in the United Kingdom will not be liable for UK taxation on capital gains realised on the disposal of Prudential ordinary shares or ADSs unless at the time of the disposal: – The holder carries or has carried on a trade in the United Kingdom through a branch or agency, and – The Prudential ordinary shares or ADSs are or have been used, held, or acquired for use by or for the purposes of such trade or for the purposes of such branch or agency. 148

A holder of Prudential ordinary shares or ADSs who is an individual who is temporarily a non-UK resident for UK tax purposes will, in certain circumstances, become liable to UK tax on capital gains in respect of gains realised while he or she was not resident in the UK. UK Inheritance Tax Prudential ordinary shares which are registered on the main Prudential share register are assets situated in the United Kingdom for the purposes of UK inheritance tax (the equivalent of US estate and gift tax). Prudential ADSs are likely to be treated in the same manner as the underlying Prudential ordinary shares and as situated in the United Kingdom. Subject to the discussion of the UK-US estate tax treaty in the next paragraph, UK inheritance tax may apply if an individual who holds Prudential ordinary shares which are registered on the main Prudential share register or ADSs gifts them or dies even if he or she is neither domiciled in the United Kingdom, deemed to be domiciled there under UK law, nor from 6 April 2025 a long-term resident for UK inheritance tax purposes. For inheritance tax purposes, a transfer of Prudential ordinary shares or ADSs at less than full market value may be treated, to the extent of the undervalue, as a gift for these purposes. Special inheritance tax rules apply (1) to gifts if the donor retains some benefit, (2) to close companies and (3) to trustees of settlements. Prudential ordinary shares which are registered on the Hong Kong branch register should not be treated as situated in the United Kingdom for the purpose of UK inheritance tax. However, as a result of the UK-US estate tax treaty, Prudential ordinary shares which are registered on the main Prudential share register or ADSs held by an individual who is domiciled in the United States for the purposes of the UK-US estate tax treaty and who is not a UK national will, subject to special rules relating to trusts and settlements, not be subject to UK inheritance tax on that individual’s death or on a gift of the Prudential ordinary shares or ADSs unless the Prudential ordinary shares or ADSs: – Are part of the business property of a permanent establishment of an enterprise in the United Kingdom, or – Pertain to a fixed base in the UK used for the performance of independent personal services. The UK-US estate tax treaty provides a credit mechanism if the Prudential ordinary shares or ADSs are subject to both UK inheritance tax and to US estate and gift tax. UK Stamp Duty and Stamp Duty Reserve Tax Relevant legislation provides that, subject to certain exemptions, UK stamp duty and UK stamp duty reserve tax (SDRT) would be payable upon a transfer of Prudential ordinary shares to the depositary of Prudential ordinary shares that is responsible for issuing ADSs (the ‘ADS Depositary’), or a nominee or agent of the ADS depositary, in exchange for American Depositary Receipts (ADRs) representing ADSs. For this purpose, the current rate of stamp duty and SDRT is 1.5 per cent (rounded up, in the case of stamp duty, to the nearest £5). The application of the 1.5 per cent rate of stamp duty and SDRT, and the exemptions therefrom, is complex, and it is recommended that, before making any such transfer, independent professional tax advice be sought. Provided that the instrument of transfer is not executed in the United Kingdom no UK stamp duty should be required to be paid on any transfer of Prudential ADRs representing ADSs. Based on Prudential’s understanding of HMRC’s application of the exemption from SDRT for depositary receipts a transfer of Prudential ADRs representing ADSs should not, in practice, give rise to a liability to SDRT. Subject to certain special rules relating to clearance services and issuers of depositary receipts, a transfer for value of Prudential ordinary shares (but excluding Prudential ordinary shares registered on the Hong Kong branch register unless the instruments of transfer are executed in the UK), as opposed to ADSs, will generally give rise to a charge to UK stamp duty, other than where the amount or value of the consideration for the transfer is £1,000 or under and the transfer instrument is certified to that effect, at the rate of 0.5 per cent (rounded up to the nearest £5). The rate is applied to the amount or value of the consideration payable for the relevant Prudential ordinary shares. Different rules may apply to transfers to a connected company (or its nominee). To the extent that UK stamp duty is paid on a transfer of Prudential ordinary shares, no SDRT should generally be payable on the agreement for that transfer. Subject to certain special rules relating to clearance services and issuers of depositary receipts, a transfer of ordinary shares from a nominee to their beneficial owner (other than on sale), including a transfer of underlying Prudential ordinary shares from the ADS Depositary or its nominee to an ADS holder, is not subject to UK stamp duty or SDRT. No UK SDRT should be payable on an agreement to transfer Prudential ordinary shares registered on the Hong Kong branch register, subject to the special rules relating to clearance services and issuers of depositary receipts. UK stamp duty is usually paid by the purchaser. Although SDRT is generally the liability of the purchaser, any such tax payable on the transfer of Prudential ordinary shares to the ADS Depositary or its nominee would be payable by the ADS Depositary as the issuer of the ADSs. In accordance with the terms of the Deposit Agreement, the ADS Depositary will recover an amount in respect of such tax from the initial holders of the ADSs. US Federal Income Tax Treatment of Distributions on Prudential Ordinary Shares or ADSs If Prudential pays dividends, you must include those dividends in your income when you receive them. The dividends will be treated as foreign source income. You should determine the amount of your dividend income by converting pounds sterling into US dollars at the exchange rate in effect on the date of your (or the depositary’s, in the case of ADSs) receipt of the dividend. Subject to certain exceptions for short-term and hedged positions, the US dollar amount of dividends received by an individual will be subject to taxation at a lower rate than ordinary income if the dividends are ‘qualified dividends.’ Dividends received with respect to the ordinary shares or ADSs will be qualified dividends if Prudential was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (PFIC) and either (i) at the time a dividend was paid, Prudential was eligible for the benefits of the 24 July 2001 Treaty between the United States and the United Kingdom or (ii) such ordinary shares or ADSs were, at the time of payment, readily tradeable on an established securities market in the United States. As Prudential is a tax resident of Hong Kong, it is not eligible for the benefits of the Treaty, and as a result, dividends paid with respect to ordinary shares (which are not listed on an established securities market in the United States) will not be qualified dividends. Dividends received with respect to ADSs are expected to be qualified dividends, as the ADSs are expected to continue to be listed, and be viewed as readily tradeable, on the New York Stock Exchange (an established securities market in the United States). Based on the nature of its business activities and its expectations regarding such activities in the future, Prudential believes that it was not treated as a PFIC within the meaning of the Code with respect to its 2024 taxable year and does not anticipate becoming a PFIC for its 2025 taxable year. US Federal Income Tax Treatment of Capital Gains If you sell your Prudential ordinary shares or ADSs, you will recognise a US source capital gain or loss equal to the difference between the US dollar value of the amount realised on the disposition and the US dollar basis in the ordinary shares of the ADSs. 149

A gain on the sale of Prudential ordinary shares or ADSs held for more than one year will be treated as a long-term capital gain. The net long-term capital gain generally is subject to taxation at a lower rate than ordinary income. Your ability to offset capital losses against ordinary income is subject to limitations. US Federal Medicare Tax on Net Investment Income A 3.8 per cent surtax will generally apply to the net investment income of individuals whose modified adjusted gross income exceeds certain threshold amounts. These amounts are $200,000 in the case of single taxpayers, $250,000 in the case of married taxpayers filing joint returns, and $125,000 in the case of married taxpayers filing separately. Net investment income includes, among other items, dividends, interest, and net gain from the disposition of property (other than certain property held in a trade or business). US Information Reporting and Backup Withholding Under the US tax code, a US resident holder of Prudential ordinary shares or ADSs may be subject, under certain circumstances, to information reporting and possibly backup withholding with respect to dividends and proceeds from the sale or other disposition of Prudential ordinary shares or ADSs, unless the US resident holder provides proof of an applicable exemption or correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under the backup withholding rules is not additional tax and may be refunded or credited against the US resident holder’s federal income tax liability, so long as the required information is furnished to the IRS. Hong Kong Taxation of Dividends No tax will be payable in Hong Kong in respect of dividends Prudential pays to its US resident holders who are not carrying on a trade profession or business in Hong Kong. Dividends distributed to Prudential’s US resident holders will be free of withholding taxes in Hong Kong. Hong Kong Taxation on gains of sale Hong Kong does not generally impose capital gains tax unless it is deemed taxable under the foreign sourced income exemption (“FSIE”) regime. The disposal of Prudential shares listed on the Hong Kong stock exchange will be regarded as Hong Kong sourced and any capital gains derived therefrom will not be subject to Hong Kong profits tax under the FSIE regime. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where the trading gains are derived from or arise in Hong Kong will be chargeable to Hong Kong profits tax. Hong Kong profits tax is currently charged at the rate of 16.5 per cent on corporations and at a maximum rate of 15 per cent on individuals. Certain categories of taxpayers whose business consists of buying and selling shares are likely to be regarded as deriving trading gains rather than capital gains (e.g. financial institutions, insurance companies and securities dealers) unless these taxpayers can prove that the investment securities are held for long-term investment purposes. Trading gains from the sale of the Prudential ordinary share by US resident holders effected on the Hong Kong Stock Exchange will be considered to be derived from Hong Kong. A liability for Hong Kong profits tax would thus arise in respect of trading gains derived by US resident holders from the sale of Prudential ordinary shares effected on the Hong Kong Stock Exchange where such trading gains are realised by US resident holders from a business carried on in Hong Kong. Hong Kong Stamp duty Hong Kong stamp duty, currently charged at the ad valorem rate of 0.1 per cent on the higher of the consideration for or the value of the Prudential ordinary shares, will be payable by the purchaser on a purchase and by the seller on a sale of Prudential ordinary shares where the transfer is required to be registered in Hong Kong (i.e. a total of 0.2 per cent is ordinarily payable on a sale and purchase transaction involving ordinary shares). In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of ordinary shares. Hong Kong Estate duty Hong Kong no longer has estate duty. Singapore Taxation on gains of sale Disposal of the Prudential ordinary shares Singapore does not impose tax on capital gains. However, gains of an income nature may be taxable in Singapore. There are no specific laws or regulations which deal with the characterisation of whether a gain is income or capital in nature. Gains arising from the disposal of the Prudential ordinary shares by US resident holders may be construed to be of an income nature and subject to Singapore income tax, especially if they arise from activities which are regarded as the carrying on of a trade or business and the gains are sourced in Singapore. Gains on disposal of Prudential ordinary shares by certain non-individual holders may be subject to tax in Singapore if such gains are received in Singapore. Adoption of FRS 109 for Singapore Tax Purposes Any US resident holders who apply, or who are required to apply, the Singapore Financial Reporting Standard 109 Financial Instruments (FRS 109) for the purposes of Singapore income tax may be required to recognise gains or losses (not being gains or losses in the nature of capital) in accordance with the provisions of FRS 109 (as modified by the applicable provisions of Singapore income tax law) even though no sale or disposal is made. Taxpayers who may be subject to such tax treatment should consult their own accounting and tax advisers regarding the Singapore income tax consequences of their acquisition, holding and disposal of the Prudential ordinary shares. Singapore Taxation of Dividend distributions As Prudential is incorporated in England and Wales and is not tax resident in Singapore for Singapore tax purposes, dividends paid by Prudential will be considered as sourced outside Singapore (unless the Prudential ordinary shares are held as part of a trade or business carried out in Singapore in which event the US resident holders of such shares may be taxed on the dividends as they are derived). Foreign-sourced dividends received or deemed received in Singapore by a US resident individual not resident in Singapore are exempt from Singapore income tax. This exemption will also apply in the case of a Singapore tax resident individual who receives their foreign-sourced income in Singapore (except where such income is received through a partnership in Singapore). 150

Foreign-sourced dividends received or deemed received by corporate investors in Singapore (including US investors carrying on trade or business in Singapore) will ordinarily be liable to Singapore tax. However, foreign-sourced income in the form of dividends, branch profits and service income received or deemed to be received in Singapore by Singapore tax resident companies can be exempt from tax if certain prescribed conditions are met, including the following: i. The foreign income has been subject to tax in the foreign jurisdiction from which it is received (known as the 'subject to tax' condition). The rate at which the foreign income was taxed can be different from the headline tax rate; and ii. The highest Corporate Income Tax rate (i.e. foreign headline tax rate condition) of the foreign jurisdiction from which the income is received is at least 15% at the time the foreign income is received in Singapore. Certain clarifications have been published by the Inland Revenue Authority of Singapore with respect to such conditions. Singapore Stamp duty As Prudential is incorporated in England and Wales and the Prudential ordinary shares are not registered on any register kept in Singapore, no stamp duty is payable in Singapore: i. On the issuance of the Prudential ordinary shares; and ii. On any transfer of the Prudential ordinary shares. Prudential ordinary shares held or traded in Singapore through CDP will be registered on the HK Register. As such, Hong Kong stamp duty will be payable on a transfer of Prudential ordinary shares held or traded in Singapore through CDP. Please refer to the description under the Hong Kong stamp duty section above. All persons, including US resident holders, who hold or transact in Prudential ordinary shares in Singapore through the SGX-ST and/or CDP should expect that they will have to bear Hong Kong stamp duty in respect of transactions in Prudential ordinary shares effected in Singapore through the SGX-ST and/or CDP. Such persons should consult their brokers, or custodians for information regarding what procedures may be instituted for collection of Hong Kong stamp duty from them. Singapore Estate duty Singapore no longer has estate duty. Singapore Goods and Services Tax There is no Goods and Services Tax (GST) payable in Singapore on the subscription or issuance of the Prudential ordinary shares. The clearing fees, instruments of transfer deposit fees and share withdrawal fees are subject to GST at the prevailing standard-rate of 9 per cent if the services are provided by a GST registered person to a holder of the Prudential ordinary shares. However, such fees could be zero-rated when provided to a US resident holder of the Prudential ordinary shares belonging outside Singapore provided certain conditions are met. For a holder of the Prudential ordinary shares belonging in Singapore who is registered for GST, the GST incurred is generally not recoverable as input tax credit from the Inland Revenue Authority of Singapore unless certain conditions are satisfied. These GST-registered holders of Prudential ordinary shares should seek the advice of their tax advisors on these conditions. Documents on display Prudential is subject to the informational requirements of the Securities Exchange Act of 1934 applicable to foreign private issuers. In accordance with these requirements, Prudential files its annual report on Form 20-F and other documents with the SEC. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding registrants. All SEC filings made electronically by registrants including Prudential can be accessed at www.sec.gov. Prudential’s SEC filings are also available on our corporate website at www.prudentialplc.com Prudential also files reports and other documents with the London, Hong Kong and Singapore stock exchanges. This information may be viewed on the Company’s website or on the websites of each of those exchanges as well as via the UK Financial Conduct Authority’s National Storage Mechanism. The contents of the Company’s website are not incorporated by reference into this Form 20-F. Controls and procedures Disclosure of Controls and Procedures Management has evaluated, with the participation of Prudential plc’s Chief Executive Officer and Chief Financial Officer, the effectiveness of Prudential plc’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (Exchange Act)) as of 31 December 2024. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon Prudential plc’s evaluation, Prudential plc’s Chief Executive Officer and Chief Financial Officer have concluded that as of 31 December 2024 Prudential plc’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports Prudential plc files and submits under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the applicable rules and forms and that it is accumulated and communicated to Prudential plc’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Prudential plc is required to undertake an annual assessment of the effectiveness of internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act 2002 (Section 404). In accordance with the requirements of Section 404 the following report is provided by management in respect of Prudential plc’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Management’s Annual Report on Internal Control over Financial Reporting Management acknowledges its responsibility for establishing and maintaining adequate internal control over financial reporting for Prudential plc. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. 151

Management has conducted, with the participation of Prudential plc’s Chief Executive Officer and Group Chief Financial Officer, an evaluation of the effectiveness of internal control over financial reporting based on the criteria set forth in ‘2013 Internal Control— Integrated Framework’ issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment under these criteria, management has concluded that, as of 31 December 2024, Prudential plc’s internal control over financial reporting was effective. There have been no changes during 2024 that have materially affected, or are reasonably likely to materially affect, Prudential plc’s internal control over financial reporting. Ernst & Young LLP (EY), which has audited the consolidated financial statements of Prudential plc for the year ended 31 December 2024, has also audited the effectiveness of Prudential plc’s internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (US). EY’s report on internal control over financial reporting is included in the Financial Statements section. Listing information Prudential ordinary shares are listed in the equity shares (commercial companies) category of the FCA Official List and traded on the London Stock Exchange under the symbol ‘PRU’. Prudential ordinary shares are also listed on the Main Board of the Hong Kong Stock Exchange and are traded in board lots of 50 shares with the short name ‘PRU’ and stock code 2378; and via a secondary listing are listed on the Singapore Stock Exchange, traded in board lots of 100 shares, with the stock code ‘K6S’. Prudential American Depositary Shares (ADSs) are listed for trading on the NYSE under the symbol ‘PUK’. Trading on the Singapore Stock Exchange may be infrequent for certain periods during the year. This does not have any material impact on the liquidity of the Group. Description of securities other than equity securities The former depositary, J.P. Morgan Chase Bank, N.A., provided the services of depositary bank to holders of ADSs until 19 March 2025 when the appointment of Citibank, N.A. as the replacement depositary became effective. The following table summarises the fees and charges payable by holders of ADSs (charged by the current depositary, some of which will only become effective in late June 2025): Category ADR Depositary actions Associated fee or charge ADS issuance or cancellation Each person for whom ADRs are issued or are being cancelled Up to US$5.00 for each 100 ADSs (or fraction thereof) Cash dividends or distributions, stock dividends or distributions, other distributions or rights exercises Each person to whom the distribution is made Up to US$5.00 for each 100 ADSs (or fraction thereof) held Depositary services Each person holding ADSs on the applicable record date(s) established by the ADR Depositary Up to US$5.00 for each 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the ADR Depositary Registration of ADS transfers or ADS conversions Each person for whom ADSs are transferred or converted or to whom ADSs are transferred or converted ADS are delivered Up to US$5.00 for each 100 ADSs (or fraction thereof) transferred or converted Currency charges Charges incurred by the ADR Depositary in the conversion of foreign currency into US Dollars Amount paid by the ADR Depositary, and such charges are deductible from the foreign currency 152

Purchases of equity securities by Prudential plc and affiliated purchasers

The following table sets forth information with respect to purchases made by or on behalf of Prudential or any ‘affiliated purchasers’ (as that term is defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended) of Prudential’s ordinary shares or American depositary shares for the year ended 31 December 2024.

			Total number of shares purchased as	Approximate value of shares that may
	Total number of	Average price paid	part of publicly announced plans or	yet be purchased under plans or
Period	shares purchased*	per share ($)	programs†	programs($)
January 2024	3,956,466	10.53	–	–
February 2024	119,895	10.15	–	–
March 2024	167,710	9.85	–	–
April 2024	244,585	9.05	–	–
May 2024	5,710,917	10.07	–	–
June 2024	5,660,858	9.29	1,968,173	1,981,478,309
July 2024	12,047,393	8.01	11,940,672	1,885,953,210
August 2024	8,111,014	9.79	7,992,467	1,807,561,057
September 2024	23,727,192	8.22	23,590,670	1,613,732,893
October 2024	20,590,018	7.94	20,480,882	1,451,296,130
November 2024	18,358,388	8.86	15,430,784	1,312,749,407
December 2024	10,865,489	9.09	10,743,844	1,214,966,441

*

This column includes shares acquired by employee benefit trusts during the year to satisfy future obligations to deliver shares under the Company’s employee incentive plans, the savings related share option scheme and the share participation plan. Additionally, it includes shares acquired by Prudential to offset dilution from the vesting of awards under employee and agent share schemes and the scrip dividend and those acquired under the $2 billion share buyback programme announced in June 2024.

†	The shares listed in this column were acquired by Prudential under the $2 billion share buyback programme, which is expected to complete by the end of 2025.

Principal accountant fees and services

Prudential’s auditor in 2024 in EY LLP (PCAOB ID: 1438) located in London, UK. Total fees payable to the auditors are set out for the years shown below.

	Note	2024 $m	2023 $m
Audit fees:
Audit of the Company’s annual accounts	1	5.3	5.8
Audit of subsidiaries pursuant to legislation	2	6.0	8.1
		11.3	13.9
Audit-related assurance services	3	5.2	4.0
Other fees paid to the auditors for other assurance services		1.2	0.9
Total fees payable to the auditor		17.7	18.8

Notes

1.

Fees of $5.3 million in 2024 (2023: $5.8 million) for the audit of Prudential’s annual accounts comprised statutory audit fees of $4.3 million (2023: $4.8 million) and US reporting audit fees of $1.0 million (2023: $1.0 million).

2.

Fees of $6.0 million in 2024 (2023: $8.1 million) for audit of subsidiaries pursuant to legislation mainly related to the audit of local and statutory accounts and to statutory audit work in connection with the submission of results to be consolidated in Prudential’s annual accounts.

3.

Audit-related assurance services supplied comprised EEV and interim reporting audit fees, regulatory reporting and other similar work. Of the audit-related assurance service fees (as defined by SEC guidance) of $5.2 million in 2024 (2023: $4.0 million), $1.2 million (2023: $1.1 million) relates to services that are required by law and regulation.

In addition to the above, in the period from September 2021 until their appointment as the Group's statutory auditor in May 2023, EY were paid $12.4 million to provide audit assurance over the implementation of IFRS 17.

Limitations on enforcement of US Laws against Prudential, its Directors, management and others

Prudential plc is a public limited company incorporated and registered in England and Wales. All of its directors, GEC members and executive officers are resident outside the US, and a substantial portion of its assets and the assets of such persons are located outside the US. As a result, it may be difficult for you to effect service of process within the US upon these persons or to enforce against them or Prudential plc judgements obtained in US courts predicated upon the civil liability provisions of the federal securities laws of the US. We believe that there may be doubt as to the enforceability in England and Wales, in original actions or in actions for enforcement of judgements of US courts, of liabilities predicated solely upon the federal securities laws of the US.

Index to consolidated financial statements

Section							Page
Report of Independent Registered Public Accounting Firm							155
Consolidated income statement							158
Consolidated statement of comprehensive income							159
Consolidated statement of changes in equity							160
Consolidated statement of financial position							162
Consolidated statement of cash flows							163

Section			Page	Section			Page
Notes to the financial statements			164
A	Basis of preparation and accounting policies		164	C3	Insurance and reinsurance contracts		199
A1	Basis of preparation and exchange rates		164		C3.1	Group overview	200
A2	New accounting pronouncements in 2024		165		C3.2	Analysis of movements in insurance and reinsurance contract balances excluding JVs and associates	202
A3	Accounting policies		165		C3.3	Analysis of movements in insurance and reinsurance contract balances (including JVs and associates)	208
	A3.1	Critical accounting policies, estimates and judgements	165		C3.4	Products and determining contract liabilities	216
	A3.2	New accounting pronouncements not yet effective	172	C4	Intangible assets		221
					C4.1	Goodwill	221
B	Earnings performance		173		C4.2	Other intangible assets	222
B1	Analysis of performance by segment		173	C5	Borrowings		223
	B1.1	Segment results	173		C5.1	Core structural borrowings of shareholder-financed businesses	223
	B1.2	Determining operating segments and performance measure of operating segments	174		C5.2	Operational borrowings	223
	B1.3	Revenue	175	C6	Risk and sensitivity analysis		224
	B1.4	Net insurance and reinsurance finance income	178		C6.1	Sensitivity to key market risks	224
	B1.5	Additional segmental analysis of profit after tax	178		C6.2	Sensitivity to insurance risks	227
B2	Insurance service expenses and other expenditure		179	C7	Tax assets and liabilities		227
	B2.1	Staff and employment costs	179		C7.1	Current tax	227
	B2.2	Share-based payments	180		C7.2	Deferred tax	228
	B2.3	Key management remuneration	182	C8	Share capital, share premium and own shares		228
	B2.4	Fees payable to the auditor	182	C9	Capital		230
B3	Tax charge		183		C9.1	Group objectives, policies and processes for managing capital	230
	B3.1	Total tax charge by segment	183		C9.2	Local capital regulations	230
	B3.2	Reconciliation of shareholder effective tax rate	184		C9.3	Transferability of capital resources	231
B4	Earnings per share		186	C10	Property, plant and equipment		232
B5	Dividends		187
				D	Other information		234
				D1	Contingencies and related obligations		234
C	Financial Position		188	D2	Consolidation of ownership interest in Prudential Assurance Malaysia Berhad		234
C1	Group assets and liabilities		188	D3	Post balance sheet events		234
	C1.1	Group investments by business type	188	D4	Related party transactions		234
	C1.2	Other assets and liabilities	191	D5	Commitments		235
	C1.3	Cash and cash equivalents	191	D6	Investments in subsidiary undertakings, joint ventures and associates		235
	C1.4	Provisions	191		D6.1	Basis of consolidation	235
C2	Fair value measurement		192		D6.2	Dividend restrictions and minimum capital requirements	236
	C2.1	Determination of fair value	192		D6.3	Investment in joint ventures and associates	236
	C2.2	Valuation hierarchy	193		D6.4	Related undertakings	238
	C2.3	Additional information on financial instruments	195

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Prudential plc

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Prudential plc (the Company) and subsidiaries (the Group) as of 31 December 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 December 2024 and the disclosures marked ‘audited’ within the Risk Review section of the 2024 Form 20-F of the Group (collectively referred to as the “consolidated financial statements”) and the condensed financial information Schedule II (the “parent company financial statements”). In our opinion, the consolidated financial statements and the parent company financial statements present fairly, in all material respects, the financial position of the Group and the Company, respectively, at 31 December 2024 and 2023, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2024 and, as it pertains to the consolidated financial statements, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and, as it pertains to the parent company financial statements, in conformity with United Kingdom Generally Accepted Accounting Practice, including Financial Reporting Standard 101 Reduced Disclosure Framework and Part 15 of the Companies Act 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of 31 December 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated 26 March 2025 expressed an unqualified opinion thereon.

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

The Group recorded insurance contract liabilities (net of insurance contract assets) of $146.3 billion as at 31 December 2024 on its Consolidated Statement of Financial Position, of which $123.4 billion, as disclosed in Note C3.1(a) to the consolidated financial statements, relates to best estimate liabilities (BEL) for future cash flows, adjusted to reflect the time value of money and financial risks. As disclosed in note A3.1(a) to the consolidated financial statements, key assumptions include discount rates (including the illiquidity premium adjustment) and investment return assumptions (together the “economic assumptions”) and non-economic assumptions in respect of mortality, morbidity (including medical claims costs), persistency and expenses (including IFRS 17 Insurance Contracts attribution).

Auditing the valuation of BEL was complex and required significant auditor judgment due to the complexity of the fulfilment cashflow models, the selection and use of economic and non-economic assumptions and the sensitivity of the fulfilment cash flow models to the assumptions set by management.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls over the valuation of BEL. The controls we tested related to, among other areas, setting economic and non-economic assumptions, model changes, completeness and accuracy of policyholder data and out-of-model adjustments.

To test the valuation of BEL, our procedures included, among others, involving our actuarial professionals, to assess the fulfilment cashflow models and assumptions with respect to compliance with the Group’s IFRS 17 valuation policies. We tested the implementation of the economic and non-economic assumptions in the models. For economic assumptions, we tested discount rates and investment return assumptions for a sample of currencies, including by reference to yield curves and the Group’s economic scenario generators. For discount rates, we also compared the information used to determine the illiquidity premium, to the characteristics of the liabilities, asset allocations, and yields-to-maturity and allowance for credit risk on the reference portfolio of assets. For non-economic assumptions, we compared the key assumptions used in the valuation of BEL, including mortality, morbidity and persistency, with the results of management’s experience investigations, market trends and regulatory developments around product features and pricing, as relevant. We also evaluated the Group’s expense assumptions, by comparing them to the Group’s historical, current and projected expense levels and policy relating to the attribution of expenses to insurance contracts. For a sample of new models and changes to existing models, we compared management’s model validation results with the terms and conditions of the related insurance contracts and the Group’s IFRS 17 valuation policies. In addition, we performed an independent recalculation of the modelled BEL for a sample of insurance contract groups (ICGs) and compared the results to the output of the fulfilment cashflow models used by management. We gained an understanding of the rationale for material out-of-model adjustments, compared the calculation methodology to the Group’s IFRS 17 valuation policies, and tested the calculation of the adjustments.

Revenue recognition in respect of release of contractual service margin
Description of the Matter

The Group recorded insurance revenue of $10.4 billion for the year ended 31 December 2024 in its Consolidated Income Statement, of which $2.3 billion relates to release of contractual service margin (CSM) as disclosed in Note B1.3 to the consolidated financial statements. There is significant judgment and complexity involved in determining the initial CSM and subsequent movements, including release of CSM, which directly impacts insurance revenue. The release of CSM for the period is measured based on coverage units provided, as described in Note A.3.1(a) to the consolidated financial statements. As disclosed in Note C3.4(a) to the consolidated financial statements, the release of CSM for the period is based on the opening CSM adjusted for movements in the period, including the CSM for new contracts issued in the year, interest accretion for contracts measured using the General Measurement Model (“GMM”) and the impact of changes in the non-economic and economic assumptions (including the change in the fair value of underlying items for contracts measured using the Variable Fee Approach (VFA)).

Auditing the release of CSM was complex and required significant auditor judgment, due to the complexity of the calculation of the CSM and its interaction with the valuation of best estimate liabilities described above, and the judgment involved in the determination of the coverage units.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls over the calculation and release of CSM. The controls we tested related to, among other areas, the determination of coverage units, the change management and governance process over the CSM calculation model, and management review controls over CSM movements during the period, including release of CSM.

To test the calculation and release of CSM, with the support of our actuarial professionals, our audit procedures included, testing the determination of coverage units and the release of CSM, through reperformance of the calculation for a sample of ICGs and comparing the release pattern to our expectations, based on the prior year release pattern and changes in the business and economic environment during the period. For a sample of new contracts issued during the year, we recalculated the initial CSM, including, where relevant, the identification of onerous contracts. For movements relating to interest accretion and the impact of assumption changes, we compared the impact of non-economic and economic assumption changes (including changes in the fair value of underlying items for contracts measuring using VFA) in the CSM movement to related changes in the BEL calculation, including considering whether they related to past or future service, and reperformed the calculation of interest accretion for contracts measured using GMM.

/s/ Ernst & Young LLP

We were engaged in 2021 to serve as the Company’s auditor in respect of the financial statements as of and for the year ending 31 December 2022 that reflected the adoption of IFRS 17, and as the Company’s appointed auditor commencing in 2023.

London, United Kingdom

26 March 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Prudential plc

Opinion on Internal Control Over Financial Reporting

We have audited Prudential plc’s and its subsidiaries’ (the Group) internal control over financial reporting as of 31 December 2024, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2024 consolidated financial statements of the Group, the disclosures marked ‘audited’ within the Risk Review section of the 2024 Form 20-F of the Group and the condensed financial information Schedule II and our report dated 26 March 2025 expressed an unqualified opinion thereon.

Basis for Opinion

Prudential plc's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Ernst & Young LLP

London, United Kingdom

26 March 2025

Consolidated income statement

	Note	2024 $m		2023 $m		2022 $m
Insurance revenue	B1.3	10,358		9,371		8,549
Insurance service expense:
Claims incurred		(3,147)		(2,913)		(2,563)
Directly attributable expenses incurred		(1,328)		(1,258)		(1,221)
Amortisation of insurance acquisition cash flows		(3,157)		(2,745)		(2,453)
Other insurance service expenses		(131)		(197)		(30)
		(7,763)		(7,113)		(6,267)
Net expense from reinsurance contracts held		(302)		(171)		(105)
Insurance service result		2,293		2,087		2,177
Investment return:
Interest revenue calculated using the effective interest method		477		340		237
Other investment return on financial investments		5,442		9,423		(29,617)
	B1.3	5,919		9,763		(29,380)
Fair value movements on investment contract liabilities		(95)		(24)		67
Net insurance and reinsurance finance income (expense):
Net finance (expense) income from insurance contracts	B1.4	(4,154)		(8,839)		28,623
Net finance (expense) income from reinsurance contracts held	B1.4	(338)		191		(1,193)
		(4,492)		(8,648)		27,430
Net investment result		1,332		1,091		(1,883)
Other revenue	B1.3	382		369		436
Non-insurance expenditure	B2	(1,003)		(990)		(1,019)
Finance costs: interest on core structural borrowings of shareholder-financed businesses		(171)		(172)		(200)
(Loss) gain attaching to corporate transactions	B1.1	(71)		(22)		55
Share of profit (loss) from joint ventures and associates, net of related tax	D6.3	477		(91)		(85)
Profit(loss) before tax (being tax attributable to shareholders’ and policyholders’ returns) note		3,239		2,272		(519)
Tax charge attributable to policyholders' returns		(286)		(175)		(124)
Profit(loss) before tax attributable to shareholders' returns		2,953		2,097		(643)
Total tax charge attributable to shareholders' and policyholders' returns	B3.1	(824)		(560)		(478)
Remove tax charge attributable to policyholders' returns	B3.2	286		175		124
Tax charge attributable to shareholders' returns	B3.2	(538)		(385)		(354)
Profit (loss) for the year	B1.5	2,415		1,712		(997)

Attributable to:
Equity holders of the Company		2,285		1,701		(1,007)
Non-controlling interests		130		11		10
Profit (loss) for the year		2,415		1,712		(997)

Earnings per share (in cents)	Note	2024		2023		2022
Based on profit (loss) attributable to equity holders of the Company:	B4
Basic		84.1	¢	62.1	¢	(36.8)	¢
Diluted		84.0	¢	61.9	¢	(36.8)	¢

Note

This measure is the formal profit before tax measure under IFRS. It is not the result attributable to shareholders principally because total corporate tax of the Group includes those taxes on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge under IAS 12. Consequently, the profit before tax measure is not representative of pre-tax profit attributable to shareholders.

The accompanying notes are an integral part of these financial statements

Consolidated statement of comprehensive income

	2024 $m	2023 $m	2022 $m
Profit (loss) for the year	2,415	1,712	(997)
Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss:
Exchange movements arising during the year	(291)	(135)	(613)
Valuation movements on retained interest in Jackson classified as available-for-sale under IAS 39	–	–	(187)
	(291)	(135)	(800)
Items that will not be reclassified subsequently to profit or loss:
Valuation movements on retained interest in Jackson classified as FVOCI under IFRS 9 note	–	8	–
Total comprehensive income (loss) for the year	2,124	1,585	(1,797)

Attributable to:
Equity holders of the Company	1,976	1,585	(1,797)
Non-controlling interests	148	–	–
Total comprehensive income (loss) for the year	2,124	1,585	(1,797)

Note

On the adoption of IFRS 9 at 1 January 2023, the Group elected to measure its retained interest in the equity securities of Jackson at fair value through other comprehensive income (FVOCI). The Group subsequently disposed of its remaining interest in Jackson in 2023.

The accompanying notes are an integral part of these financial statements

Consolidated statement of changes in equity

		Year ended 31 Dec 2024 $m

				Capital				Non-
		Share	Share	redemption	Retained	Translation	Share-holders'	controlling	Total
	Note	capital	premium	reserve	earnings	reserve	equity	interests	equity
Reserves									–
Profit for the year		–	–	–	2,285	–	2,285	130	2,415
Other comprehensive (loss) income		–	–	–	–	(309)	(309)	18	(291)
Total comprehensive income (loss) for the year		–	–	–	2,285	(309)	1,976	148	2,124
Transactions with owners of the Company
Dividends	B5	–	–	–	(575)	–	(575)	(8)	(583)
Effect of scrip dividends	C8	–	–	–	23	–	23	–	23
Reserve movements in respect of share-based payments		–	–	–	1	–	1	–	1
Adjustment to non-controlling interest for Malaysia conventional life business	D2	–	–	–	(857)	–	(857)	886	29
Effect of transactions relating to other non-controlling interests		–	–	–	(18)	–	(18)	(4)	(22)
New share capital subscribed	C8	–	–	–	–	–	–	–	–
Share repurchases/buybacks*	C8	(7)	–	7	(878)	–	(878)	–	(878)
Movement in own shares in respect of share-based payment plans		–	–	–	(3)	–	(3)	–	(3)
Net (decrease) increase in equity		(7)	–	7	(22)	(309)	(331)	1,022	691
Balance at beginning of year		183	5,009	–	11,928	703	17,823	160	17,983
Balance at end of year		176	5,009	7	11,906	394	17,492	1,182	18,674

*

In 2024, the Group entered into repurchase programmes to neutralise the dilutive effect of share scheme issuance and scrip dividends and is in progress of conducting the $2 billion share buyback programme it announced in June 2024 to return capital to shareholders. See note C8 for further details.

		Year ended 31 Dec 2023 $m

								Non-
		Share	Share	Retained	Translation	Fair value	Share-holders'	controlling	Total
	Note	capital	premium	earnings	reserve	reserve	equity	interests	equity
Reserves
Profit for the year		–	–	1,701	–	–	1,701	11	1,712
Other comprehensive (loss) income		–	–	–	(124)	8	(116)	(11)	(127)
Total comprehensive income (loss) for the year		–	–	1,701	(124)	8	1,585	–	1,585
Transactions with owners of the Company
Dividends	B5	–	–	(533)	–	–	(533)	(7)	(540)
Transfer of fair value reserve following disposal of investment in Jackson		–	–	71	–	(71)	–	–	–
Reserve movements in respect of share-based payments		–	–	(5)	–	–	(5)	–	(5)
Effect of transactions relating to non-controlling interests		–	–	16	–	–	16	–	16
New share capital subscribed	C8	1	3	–	–	–	4	–	4
Movement in own shares in respect of share-based payment plans		–	–	25	–	–	25	–	25
Net increase (decrease) in equity		1	3	1,275	(124)	(63)	1,092	(7)	1,085
Balance at beginning of year		182	5,006	10,653	827	63	16,731	167	16,898
Balance at end of year		183	5,009	11,928	703	–	17,823	160	17,983

Consolidated statement of changes in equity continued

		Year ended 31 Dec 2022 $m
						Available-
						for-sale
						reserve		Non-
		Share	Share	Retained	Translation	under IAS	Share-holders'	controlling	Total
	Note	capital	premium	earnings	reserve	39	equity	interests	equity
Reserves
Profit (loss) for the year		–	–	(1,007)	–	–	(1,007)	10	(997)
Other comprehensive loss		–	–	–	(603)	(187)	(790)	(10)	(800)
Total comprehensive loss for the year		–	–	(1,007)	(603)	(187)	(1,797)	–	(1,797)
Transactions with owners of the Company
Dividends	B5	–	–	(474)	–	–	(474)	(8)	(482)
Reserve movements in respect of share-based payments		–	–	24	–	–	24	–	24
Effect of transactions relating to non-controlling interests		–	–	49	–	–	49	–	49
New share capital subscribed	C8	–	(4)	–	–	–	(4)	–	(4)
Movement in own shares in respect of share-based payment plans		–	–	(3)	–	–	(3)	–	(3)
Net decrease in equity		–	(4)	(1,411)	(603)	(187)	(2,205)	(8)	(2,213)
Balance beginning of year
As previously reported		182	5,010	10,216	1,430	250	17,088	176	17,264
Effect of initial application of IFRS 17 and classification overlay of IFRS 9, net of tax		–	–	1,848	–	–	1,848	(1)	1,847
As restated after effect of changes		182	5,010	12,064	1,430	250	18,936	175	19,111
Balance at end of year		182	5,006	10,653	827	63	16,731	167	16,898

The accompanying notes are an integral part of these financial statements

Consolidated statement of financial position

	Note	31 Dec 2024 $m	31 Dec 2023 $m
Assets
Goodwill	C4.1	848	896
Other intangible assets	C4.2	3,824	3,986
Property, plant and equipment	C10	417	374
Insurance contract assets	C3.1	1,345	1,180
Reinsurance contract assets	C3.1	3,390	2,426
Deferred tax assets	C7.2	142	156
Current tax recoverable	C7.1	31	34
Investments in joint ventures and associates accounted for using the equity method	D6.3	2,412	1,940
Investment properties	C1.1	3	39
Loans	C1.1	517	578
Equity securities and holdings in collective investment schemes note	C1.1	81,002	64,753
Debt securities note	C1.1	73,804	83,064
Derivative assets	C2.2	395	1,855
Deposits	C1.1	5,466	5,870
Accrued investment income	C1.2	902	1,003
Other debtors	C1.2	1,310	1,161
Assets held for sale	C1.2	296	–
Cash and cash equivalents	C1.3	5,772	4,751
Total assets		181,876	174,066

Equity
Shareholders' equity		17,492	17,823
Non-controlling interests		1,182	160
Total equity		18,674	17,983

Liabilities
Insurance contract liabilities	C3.1	147,566	139,840
Reinsurance contract liabilities	C3.1	536	1,151
Investment contract liabilities without discretionary participation features	C2.2	748	769
Core structural borrowings of shareholder-financed businesses	C5.1	3,925	3,933
Operational borrowings	C5.2	797	941
Obligations under funding, securities lending and sale and repurchase agreements	C2.3	272	716
Net asset value attributable to unit holders of consolidated investment funds	C2.3	2,679	2,711
Deferred tax liabilities	C7.2	1,514	1,250
Current tax liabilities	C7.1	238	275
Accruals, deferred income and other creditors	C1.2	2,848	4,035
Provisions	C1.4	218	224
Derivative liabilities	C2.2	1,617	238
Liabilities held for sale	C1.2	244	–
Total liabilities		163,202	156,083
Total equity and liabilities		181,876	174,066

Note

Included within equity securities and holdings in collective investment schemes and debt securities as at 31 December 2024 are $1,565 million of lent securities and assets subject to repurchase agreements (31 December 2023: $2,001 million).

The accompanying notes are an integral part of these financial statements

Consolidated statement of cash flows

	Note	2024 $m	2023 $m	2022 $m
Cash flows from operating activities
Profit before tax (being tax attributable to shareholders' and policyholders' returns)		3,239	2,272	(519)
Adjustments to profit before tax for non-cash movements in operating assets and liabilities:
Investments		(6,403)	(14,539)	22,717
Other non-investment and non-cash assets		124	23	(35)
Insurance and reinsurance contract assets and liabilities		7,925	12,787	(20,440)
Other non-insurance liabilities		(1,440)	42	(665)
Interest and dividend income and interest payments included in profit before tax		(5,180)	(4,378)	(3,912)
Operating cash items:
Interest receipts		3,049	2,872	2,589
Interest payments		(75)	(75)	(16)
Dividend receipts		2,316	1,650	1,523
Tax paid		(549)	(406)	(449)
Other non-cash items		603	584	285
Net cash flows from operating activities note (i)		3,609	832	1,078
Cash flows from investing activities
Purchases of property, plant and equipment	C10	(101)	(44)	(34)
Proceeds from disposal of property, plant and equipment		–	2	–
Acquisition of business and intangibles note (ii)		(557)	(415)	(298)
Cash advanced to Mainland China joint venture note (i)		(174)	(176)	–
Disposal of Jackson shares		–	273	293
Net cash flows from investing activities		(832)	(360)	(39)
Cash flows from financing activities
Structural borrowings of shareholder-financed operations: note (iii)
Issuance of debt, net of costs		–	–	346
Redemption of debt		–	(393)	(2,075)
Interest paid		(164)	(188)	(204)
Payment of principal portion of lease liabilities		(93)	(93)	(101)
Acquisition of non-controlling interests		(18)	–	–
Equity capital:
Issues of ordinary share capital	C8	–	4	(4)
Share repurchases/buybacks (including costs)		(860)	–	–
External dividends:
Dividends paid to equity holders of the Company	B5	(552)	(533)	(474)
Dividends paid to non-controlling interests		(8)	(7)	(8)
Net cash flows from financing activities		(1,695)	(1,210)	(2,520)
Net increase (decrease) in cash and cash equivalents		1,082	(738)	(1,481)
Cash and cash equivalents at 1 Jan		4,751	5,514	7,170
Effect of exchange rate changes on cash and cash equivalents		(61)	(25)	(175)
Cash and cash equivalents at 31 Dec	C1.3	5,772	4,751	5,514

Notes

(i)

Included in net cash flows from operating activities are dividends from joint ventures and associates of $148 million (2023: $209 million, 2022: $112 million). Within net cash flows from investing activities, Cash advanced to the Mainland China joint venture of $174 million(2023: $176 million) was made in anticipation of a future capital injection as described in note D4. The $176 million advanced in 2023 was subsequently converted into a capital injection in 2024.

(ii)

Cash flows from acquisition of business and intangibles represent amounts paid for distribution rights and software. In 2024, this includes amounts paid to Bank Syariah Indonesia (BSI) for entering into a long-term strategic bancassurance partnership to provide the Syariah life insurance from early 2025.

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

		Cash movements $m		Non-cash movements $m
	Balance at 1 Jan	Issuance	Redemption	Foreign exchange	Other	Balance at 31 Dec
	$m	of debt	of debt	movement	movements	$m
2024	3,933	–	–	(15)	7	3,925
2023	4,261	–	(393)	58	7	3,933
2022	6,127	346	(2,075)	(147)	10	4,261

The accompanying notes are an integral part of these financial statements

Notes to the consolidated financial statements

A     Basis of preparation and accounting policies

A1   Basis of preparation and exchange rates

Prudential plc (the ‘Company‘) together with its subsidiaries (collectively, the ‘Group' or ‘Prudential’) provides life and health insurance and asset management in Asia and Africa. The Group is headquartered in Hong Kong.

Basis of preparation

These consolidated financial statements have been prepared in accordance with IFRS Standards as issued by the IASB and UK-adopted international accounting standards. At 31 December 2024, there were no unadopted standards effective for the year ended 31 December 2024 which impacted the consolidated financial statements of the Group, and there were no differences between UK-adopted international accounting standards and IFRS Standards as issued by the IASB in terms of their application to the Group.

Except for the new and amended IFRS Standards as described in note A2, the accounting policies applied by the Group in determining the IFRS financial results in these consolidated financial statements are the same as those previously applied in the Group’s consolidated financial statements for the year ended 31 December 2023 as disclosed in the 2023 Annual Report.

Going concern basis of accounting

The Directors have made an assessment of going concern covering a period to 31 March 2026, being at least 12 months from the date these consolidated financial statements are approved. In making this assessment, the Directors have considered both the Group’s current performance, solvency and liquidity and the Group’s business plan taking into account the Group’s principal risks, and the mitigations available to address them, as well as the results of the Group’s stress and scenario testing, as described further in the Risk review section.

Based on the above, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue their operations for a period to 31 March 2026, being at least 12 months from the date these consolidated financial statements are approved. No material uncertainties that may cast significant doubt on the ability of the Company and the Group to continue as a going concern have been identified. The Directors therefore consider it appropriate to continue to adopt the going concern basis of accounting in preparing these consolidated financial statements for the year ended 31 December 2024.

Exchange rates

The exchange rates applied for balances and transactions in currencies other than the presentation currency of the Group, US dollars (USD), were:

	Closing rate at year end		Average rate for the year to date
USD : local currency	31 Dec 2024	31 Dec 2023	2024	2023	2022
Chinese yuan (CNY)	7.30	7.09	7.20	7.09	6.73
Hong Kong dollar (HKD)	7.77	7.81	7.80	7.83	7.83
Indian rupee (INR)	85.61	83.21	83.67	82.60	78.63
Indonesian rupiah (IDR)	16,095.00	15,397.00	15,844.88	15,230.82	14,852.24
Malaysian ringgit (MYR)	4.47	4.60	4.58	4.56	4.40
Singapore dollar (SGD)	1.36	1.32	1.34	1.34	1.38
Taiwan dollar (TWD)	32.78	30.69	32.12	31.17	29.81
Thai baht (THB)	34.24	34.37	35.29	34.80	35.06
UK pound sterling (GBP)	0.80	0.78	0.78	0.80	0.81
Vietnamese dong (VND)	25,485.00	24,262.00	25,057.63	23,835.92	23,409.87

Foreign exchange translation

In order to present the consolidated financial statements in USD, the results and financial position of entities not using USD as functional currency (ie the currency of the primary economic environment in which the entity operates) must be translated into USD.

All assets and liabilities of entities not operating in USD are converted at closing exchange rates, while all income and expenses are converted at average exchange rates where this is a reasonable approximation of the rates prevailing on transaction dates. The impact of these foreign exchange translations into the Group’s USD presentation currency is recorded as a separate component in the Statement of comprehensive income. Upon the disposal of the entity, the related cumulative foreign exchange translation differences are recycled from other comprehensive income to the income statement as part of the gain or loss on disposal.

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

The consolidated financial statements do not represent Prudential’s statutory accounts for the purposes of the UK Companies Act. These financial statements are based on the prescribed formats. The Group’s external auditors have reported on the 2024, 2023 and 2022 statutory accounts. Statutory accounts for 2023 and 2022 have been delivered to the UK Registrar of Companies and those for 2024 will be delivered following the Company’s Annual General Meeting. The auditor’s reports were (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under Section 498(2) or (3) of the UK Companies Act 2006.

A2    New accounting pronouncements in 2024

The Group has adopted the following amendments in these consolidated financial statements. The adoption of these amendments has had no significant impact on the Group financial statements.

–	Amendments to IAS 1 'Classification of liabilities as current or non-current' issued in January 2020 and October 2022 and ‘Non-current liabilities with covenants’ issued in October 2022;
–	Amendments to IFRS 16 ‘Lease liability in a sale and leaseback’ issued in September 2022; and
–	Amendments to IAS 7 and IFRS 7 ‘Supplier finance arrangements’ issued in May 2023.

A3     Accounting policies

A3.1  Critical accounting policies, estimates and judgements

This note presents the critical accounting policies, estimates and judgements applied in preparing the Group’s consolidated financial statements. Other accounting policies, where significant, are presented in the relevant individual notes. Unless stated otherwise, all accounting policies are applied consistently for the years presented and normally are not subject to changes unless new accounting standards, interpretations or amendments are introduced by the IASB as discussed in note A2 above.

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

(a)   Critical accounting policies with associated critical estimates and judgements – Measurement of insurance and reinsurance contracts under IFRS 17

IFRS 17 establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts, reinsurance contracts and investment contracts with discretionary participation features (DPF). It introduces a model that measures groups of contracts based on the Group’s estimates of the present value of future cash flows that are expected to arise as the Group fulfils the contracts, an explicit risk adjustment (RA) for non-financial risk and a contractual service margin (CSM). The process of determining the present value of future cash flows involves a number of estimates and judgements, which are set out below.

Determination of fulfilment cash flows used in the measurement of insurance and reinsurance contract assets and liabilities (impacts $(143.4) billion of net insurance and reinsurance contract balances, excluding those held by joint ventures and associates)

Estimates of future cash flows

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

In relation to reinsurance contracts held, the probability weighted estimates of the present value of future cash flows include the potential credit losses and losses from other disputes to reflect the non-performance risk of the reinsurers.

The sensitivity of shareholder equity and CSM to insurance risks is set out in note C6.2.

Expense assumptions used in future cash flow estimation

Insurance acquisition cash flows (as discussed below) and other costs that are incurred in fulfilling contracts comprise both direct costs and an allocation of fixed and variable overheads incurred by the insurance entities.

The Group projects estimates of future expenses relating to the fulfilment of contracts within the scope of IFRS 17 using current expense levels adjusted for inflation. Costs that are incurred in fulfilling the contracts include, but are not limited to, claims handling costs, policy administration expenses, investment management expenses, income tax and other costs specifically chargeable to the policyholders under the terms of the contracts. Expenses included in estimated future cash flows comprise expenses directly attributable to the groups of contracts, including an allocation of fixed and variable overheads incurred by the insurance entities.

Investment management expenses in relation to the management of the assets backing policyholder liabilities are included in the fulfilment cash flows for business using the variable fee approach (VFA) model, other participating business using the general model and general model non-participating business where the Group performs investment management activities to enhance benefits from insurance coverage for policyholders. The future expenses of internal asset management and other services excludes the projected future profits or losses generated by any non-insurance entities within the Group in providing those services (ie the IFRS results for the life insurance operations in the consolidated financial statements assume that the cost of internal asset management and other services will be that incurred by the Group as a whole, not the cost that will be borne by the insurance business).

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

Determination of fulfilment cash flows used in the measurement of insurance and reinsurance contract assets and liabilities (impacts $(143.4) billion of net insurance and reinsurance contract balances, excluding those held by joint ventures and associates)

Policyholder benefits

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

For most contracts issued by the Group, there is little judgement involved in determining the contract boundary as either a single premium is received for a contract that is expected to continue for a long period or a guaranteed premium is received for regular premium contracts.

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

Where riders attach to and are not separated from a base contract, the contract boundary is determined based on the component of the contract that has the longest contract boundary.

Future cash flows relating to riders that are not purchased at the inception of the base contract, but are added at a later date, are not included within the contract boundary at initial recognition. As the addition of these riders is the exercise of an option under the contract, it is not considered a contract modification but is instead treated as changes in fulfilment cash flows.

Similar considerations to those applying to underlying insurance contracts apply in determining the contract boundary of groups of reinsurance contracts held. Further detail on reinsurance contracts, including on recognition is set out in note C3.4.

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

The illiquidity premium is calculated as the yield-to-maturity on a reference portfolio of assets with similar liquidity characteristics to the insurance contracts (in particular, corporate bonds) less the risk-free curve, and an allowance for credit risk.

The allowance for credit risk includes a credit risk premium, which is derived through a lifetime projection of expected bond cash flows, allowing for the cost of downgrades and defaults, a rebalancing rate of projected downgrades and a recovery rate in the event of default. The allowance for credit risk varies by currency ranging between 10 bps and 34 bps at 31 December 2024 (31 December 2023: between 20 bps and 56 bps).

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

31 Dec 2024%
	1 year	5 years	10 years	15 years	20 years
Chinese yuan (CNY)	1.08 – 1.51	1.42 – 1.85	1.70 – 2.13	1.92 – 2.35	2.03 – 2.46
Hong Kong dollar (HKD)	4.32 – 4.75	4.04 – 4.47	4.09 – 4.52	4.15 – 4.58	4.19 – 4.62
Indonesian rupiah (IDR)	7.13 – 7.51	7.13 – 7.51	7.18 – 7.56	7.27 – 7.65	7.33 – 7.71
Malaysian ringgit (MYR)	3.43 – 3.68	3.65 – 3.90	3.87– 4.12	4.06 – 4.31	4.21 – 4.46
Singapore dollar (SGD)	2.76 – 3.37	2.79 – 3.40	2.89 – 3.50	2.93 – 3.54	2.84 – 3.45
United States dollar (USD)	4.20 – 4.84	4.44 – 5.08	4.66 – 5.30	4.89 – 5.53	5.02 – 5.66

31 Dec 2023%
	1 year	5 years	10 years	15 years	20 years
Chinese yuan (CNY)	2.07 – 2.33	2.41 – 2.67	2.59 – 2.85	2.70 – 2.96	2.76 – 3.02
Hong Kong dollar (HKD)	4.76 – 5.23	3.75 – 4.22	3.76 – 4.23	3.89 – 4.36	3.95 – 4.42
Indonesian rupiah (IDR)	6.47 – 6.96	6.63 – 7.12	6.73 – 7.22	6.94 – 7.43	7.03 – 7.52
Malaysian ringgit (MYR)	3.31 – 3.56	3.67 – 3.92	3.78 – 4.03	4.09 – 4.34	4.33 – 4.58
Singapore dollar (SGD)	3.62 – 4.37	2.67 – 3.42	2.71 – 3.46	2.77 – 3.52	2.74 – 3.49
United States dollar (USD)	4.81 – 5.64	3.86 – 4.69	3.90 – 4.73	4.01 – 4.84	4.36 – 5.19

The sensitivity of shareholder equity and CSM to changes in interest rates (which includes an associated change to the risk discount rate) is set out in note C6.1.

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

The total number of coverage units in a group reflects the quantity of service provided determined by considering the quantity of benefits for each contract and its expected coverage period. The Group defines the quantity of benefits for insurance services as the maximum amount that a policyholder receives when an insured event takes place, for example the sum assured, the annual limit for a medical plan or the present value of a stream of payments. The quantity of benefits is updated each period. Investment related and investment-return services are assumed to be constant over time.

Where there are multiple different services in a group of contracts (for example, both insurance and investment services are provided), the quantities of benefits for the different types of service are combined using weighting factors. These weighting factors are defined as the present value of expected outflows for each type of service, determined at a contract level.

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

The Group does not utilise the risk mitigation option in its IFRS 17 VFA liability accounting except in connection with a short-term premium prepayment option available on certain participating products in Hong Kong, effective from 1 January 2024, which has had a minor effect on the 2024 income statement.

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

(b)     Further critical accounting policies affecting the presentation of the Group's results

Presentation of results before tax attributable to shareholders

Profit before tax is a significant IFRS income statement item. The Group has chosen to present a measure of profit before tax attributable to shareholders that distinguishes between tax borne by shareholders and tax attributable to policyholders to support understanding of the performance of the Group.

Profit before tax attributable to shareholders is $2,953 million and compares to profit before tax of $3,239 million as shown in the Consolidated income statement.

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

The basis of calculation of adjusted operating profit is provided in note B1.2. The vast majority of the Group's investments are valued at fair value through profit and loss. Short-term fluctuations in the fair value of investments are only partially offset by the effect of economic changes on insurance contract assets and liabilities and so affect the result for the year. The Group therefore provides additional analysis of results before and after the effects of short-term interest rate and other market fluctuations, together with other items that are of a short-term, volatile or one-off nature.

(c)     Other items requiring application of critical estimates or judgements

VFA eligibility assessment

The Group applies judgements in assessing the VFA eligibility of contracts. Application of the VFA impacts the calculation of the CSM at the balance sheet date, which in turn impacts the future year’s amortisation recognised in the income statement. Unlike the general measurement model (GMM) approach, the VFA absorbs economic impacts within the CSM, rather than in the profit and loss account.

The total insurance and reinsurance CSM at the balance sheet date is $21,960 million, including joint ventures and associates, and the CSM amortisation (net of reinsurance) recognised in the income statement is $(2,352) million as shown in note C3.3. Approximately 72 per cent of the CSM (including joint ventures and associates and net of reinsurance) at transition to IFRS 17 was calculated under the VFA.

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

Contracts not qualifying for the VFA are accounted for under the GMM or premium allocation approach (PAA). The PAA is not used significantly within the Group.

The measurement model (VFA or GMM) used for key products is set out in note C3.4.

Carrying value of distribution rights intangible assets

The Group applies judgement to assess whether factors such as the financial performance of the distribution arrangements, or changes in relevant legislation and regulatory requirements indicate an impairment of intangible assets representing distribution rights.

To determine the recoverable amount, the Group estimates the discounted future expected cash flows arising from the cash generating units (CGUs) containing the distribution rights.

Impacts $3,559 million of assets as shown in note C4.2.

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

Financial investments – Valuation

Financial investments held at fair value, net of derivative liabilities, excluding those held by joint ventures and associates is $153.9 billion as shown in note C2.2.

Financial investments held at amortised cost represent $5.6 billion of the Group’s total assets.

The Group estimates the fair value of financial investments that are not actively traded using quotations from independent third parties or internally developed pricing models.

The Group holds the majority of its financial investments at fair value through profit or loss. Financial investments held at amortised cost primarily comprise loans and deposits and certain debt securities held by Eastspring.

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

If the market for a financial investment of the Group is not active, the Group establishes fair value by using quotations from independent third parties, such as brokers or pricing services, or by using internally developed pricing models. Priority is given to publicly available prices from independent sources when available, but overall the source of pricing and/or the valuation technique is chosen with the objective of arriving at a fair value measurement, which reflects the price at which an orderly transaction would take place between market participants on the measurement date. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these financial investments. Details of the financial investments classified as ‘level 3’ to which valuation techniques are applied and the sensitivity of profit before tax to a change in the valuation of these items, are presented in note C2.2.

A3.2  New accounting pronouncements not yet effective

The following standards, interpretations and amendments have been issued by the IASB but are not yet effective for the Group in 2024. The Group prepares consolidated financial statements in accordance with IFRS Standards as issued by the IASB and UK-adopted international accounting standards. This is not intended to be a complete list as only those standards, interpretations and amendments that could have an impact on the Group’s consolidated financial statements are discussed.

–	Amendments to IAS 21 ‘Lack of exchangeability’ issued in August 2023 and effective from 1 January 2025;
–	Amendments to IFRS 9 and IFRS 7 ‘Classification and Measurement of Financial Instruments’ issued in May 2024 and effective from 1 January 2026;
–	Annual Improvements to IFRS Accounting Standards - Volume 11 issued in July 2024 and effective from 1 January 2026;
–	Amendments to IFRS 9 and IFRS 7 'Contracts Referencing Nature-dependent Electricity' issued in December 2024 and effective from 1 January 2026; and
–	IFRS 18 ‘Presentation and disclosure in financial statements’ issued in April 2024 and effective from 1 January 2027.

The Group is currently assessing the impact IFRS 18 will have on the presentation and disclosure in the Group’s financial statements. The Group is not expecting the other accounting amendments listed above to have a significant impact on the Group’s financial statements.

B     Earnings performance

B1     Analysis of performance by segment

B1.1  Segment results

		2024 $m		2023 $m		2022 $m
	Note	note (i)		note (i)		note (i)
Mainland Chinanote (ii)		363		368		271
Hong Kong		1,069		1,013		1,162
Indonesia		268		221		205
Malaysia		338		305		340
Singapore		693		584		570
Growth markets and other note (iii)		688		746		728
Eastspring		304		280		260
Other income and expenditure:
Net investment return and other items note (iv)		21		(21)		(44)
Interest payable on core structural borrowings		(171)		(172)		(200)
Corporate expenditure note (v)		(237)		(230)		(276)
Total other expenditure		(387)		(423)		(520)
Restructuring and IFRS 17 implementation costs note (vi)		(207)		(201)		(294)
Adjusted operating profit	B1.2	3,129		2,893		2,722
Short-term interest rate and other market fluctuations		(105)		(774)		(3,420)
(Loss) gain attaching to corporate transactions note (vii)		(71)		(22)		55
Profit before tax attributable to shareholders		2,953		2,097		(643)
Tax charge attributable to shareholders' returns	B3.2	(538)		(385)		(354)
Profit (loss) for the year	B1.5	2,415		1,712		(997)

Attributable to:
Equity holders of the Company		2,285		1,701		(1,007)
Non-controlling interests		130		11		10
Profit (loss) for the year		2,415		1,712		(997)

		2024		2023		2022
Basic earnings per share (in cents)	Note	note (i)		note (i)		note (i)
Based on adjusted operating profit, net of tax and non-controlling interest	B4	89.7	¢	89.0	¢	79.4	¢
Based on profit (loss) for the year, net of non-controlling interest	B4	84.1	¢	62.1	¢	(36.8)	¢

Notes

(i)	Segment results are attributed to the shareholders of the Group before deducting the amount attributable to the non-controlling interests. This presentation is applied consistently throughout the document. For definitions of AER and CER refer to note A1.
(ii)	The Mainland China segment is the Group’s 50 per cent ownership in CITIC-Prudential Life Insurance Company Limited, a life joint venture with CITIC, a leading Chinese state-owned conglomerate.
(iii)

The Growth markets and other segment includes non-insurance entities that support the Group’s insurance business and the result for this segment is after deducting the corporate taxes arising from the life joint ventures and associates.

(iv)

Net investment return and other items includes an adjustment to eliminate intercompany profits. Entities within the Prudential Group can provide services to each other, the most significant example being the provision of asset management services by Eastspring to the life entities. If the associated expenses are deemed attributable to the entity’s insurance contracts then the costs are included within the estimate of future cash flows when measuring the insurance contract under IFRS 17. In the Group’s consolidated accounts, IFRS 17 requires the removal of the intercompany profit from the measurement of the insurance contract. Put another way, the future cash flows include the cost to the Group (not the insurance entity) of providing the service. In the period that the service is provided, the entity undertaking the service, for example Eastspring, recognises the profit it earns as part of its results. To avoid any double counting, an adjustment is included with the centre’s 'net investment return and other item' to remove the benefit already recognised when valuing the insurance contract.

(v)	Corporate expenditure as shown above is for head office functions.
(vi)

Restructuring and IFRS 17 implementation costs largely comprise the costs of Group-wide projects including the implementation of IFRS 17 (including one-off costs associated with embedding IFRS 17), reorganisation programmes and initial costs of establishing new business initiatives and operations. The costs include those incurred in insurance and asset management operations of $(59) million (2023: $(81) million; 2022: $(137) million).

(vii)

Loss attaching to corporate transactions in 2024 mainly relates to the held for sale businesses (further details are provided in note C1.2). The $(22) million loss in 2023 largely reflected costs incurred on the termination of corporate services. The $55m gain in 2022 largely arose from the sale of shares relating the Group’s retained interest in Jackson post the demerger.

B1.2  Determining operating segments and performance measure of operating segments

Operating segments

The Group's operating and reported segments for financial reporting purposes are defined and presented in accordance with IFRS 8 ‘Operating Segments’. There have been no changes to the Group’s operating segments from those reported in the Group’s consolidated financial statements for the year ended 31 December 2023.

Operations and transactions that do not form part of any business unit are reported as ‘Unallocated to a segment’ and generally comprise head office functions.

Performance measure

The performance measure of operating segments utilised by the Group is IFRS operating profit based on longer-term investment returns (adjusted operating profit) as described below. This measurement basis distinguishes adjusted operating profit from other constituents of total profit or loss for the year, including short-term interest rate and other market fluctuations and gain or loss on corporate transactions. Note B1.1 shows the reconciliation from adjusted operating profit to total profit for the year.

Determination of adjusted operating profit

(a)    Approach adopted for insurance businesses

The measurement of adjusted operating profit reflects that, for the insurance business, assets and liabilities are held for the longer term. The Group believes trends in underlying performance are better understood if the effects of short-term fluctuations in market conditions, such as changes in interest rates or equity markets, are excluded.

The method of allocating profit between operating and non-operating components involves applying longer-term rates of return to the Group’s assets held by insurance entities (including joint ventures and associates). These longer-term rates of return are not applied when assets and liabilities move broadly in tandem and hence the effect on profit from short-term market movements is more muted. In summary, the Group applies the following approach when attributing the ‘net investment result’ between operating and non-operating profit:

–

Returns on investments that meet the definition of an ‘underlying item’, namely those investments that determine some of the amounts payable to a policyholder such as assets within unit-linked funds or with-profits funds, are recorded in adjusted operating profit on an actual return basis. The exception is for investments backing the shareholders’ 10 per cent share of the estate within the Hong Kong with-profits fund. Changes in the value of these investments, including those driven by market movements, pass through the income statement with no liability offset. Consequently, adjusted operating profit recognises investment return on a longer-term basis for these assets.

–

For insurance contracts measured under the general measurement model (GMM), the impact of market movements on both the non-underlying insurance contract balances and the investments they relate to are considered together. Adjusted operating profit allows for the long-term credit spread (net of the expected defaults) or long-term equity risk premium on the debt and equity-type instruments, respectively. Deducted from this amount is the unwind of the illiquidity premium included in the current discount rate for the liabilities.

–

Some GMM best estimate liabilities (BEL) components are calculated by reference to the investment return of assets, even if the BEL component itself is not considered an underlying item, for example, the BEL component related to future fee income or a guarantee. In these cases for the purposes of determining operating profit, the BEL component is calculated assuming a longer-term investment return and any difference between the actual return arising in the period and the longer-term investment return is taken to non-operating profit. There is no impact on the balance sheet of this allocation.

–

A longer-term rate of return is applied to all other investments held by the Group’s insurance business for the purposes of calculating adjusted operating profit. More details on how longer-term rates are determined are set out below.

The difference between the net investment result recorded in the income statement and the longer - term returns determined using the above principles is recorded as 'short - term interest rate and other market fluctuations' as a component of non - operating profit.

The ‘insurance service result’ is largely recognised in adjusted operating profit in full with the main exception being the gains or losses that arise from market and other related movements on onerous contracts measured under the variable fee approach (VFA). If these gains and losses are capable of being offset across more than one annual cohort of the same product or fund as applicable, then the adjusted operating profit is determined by amortising the net of the future profits and losses on all contracts where profits or losses can be shared. Any difference between this and the amount included in the income statement for onerous contracts is classified as part of ‘short-term interest rate and other market fluctuations’, a component of non-operating profit.

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

Debt securities and loans

For debt securities and loans, the longer-term rates of return are estimates of the long-term government bond yield, plus the estimated long-term credit spread over the government bond yield, less an allowance for expected credit losses. The credit spread and credit loss assumptions reflect the mix of assets by credit rating. Longer-term rates of return range from 2.8 per cent to 8.8 per cent for 2024 (2023: 2.8 per cent to 8.4 per cent; 2022: 2.8 per cent to 7.8 per cent).

Equity-type securities

For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment returns for income and capital. Longer-term rates of return range from 8.6 per cent to 15.7 per cent for all years shown.

Derivative value movements

In the case where derivatives change the nature of other invested assets (eg by lengthening the duration of assets, hedging overseas bonds to the currency of the local liabilities, or by providing synthetic exposure to equities), the longer-term return on those invested assets reflects the impacts of the derivatives.

(c)    Non-insurance businesses

For these businesses, the determination of adjusted operating profit reflects the underlying economic substance of the arrangements and excludes market-related items only where it is expected these will unwind over time.

B1.3   Revenue

The Group recognises insurance revenue as it satisfies its performance obligations, ie as it provides services under groups of insurance contracts. The insurance revenue relating to services provided for each period represents the total of the changes in the liability for remaining coverage that relate to services for which the Group expects to receive consideration and comprises the following items:

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

Policy fees charged on investment contracts without DPF for asset management, policy administration fees and Eastspring's asset management fee income are recognised when related services are provided.

(a)    Analysis of total revenue by segment

	2024 $m
	Insurance operations note (i)								Unallocated
					Growth		Inter-		to a segment
	Hong				markets		segment	Total	(central
	Kong	Indonesia	Malaysia	Singapore	and other	Eastspring	elimination	segment	operations)	Total
Insurance revenue
Amounts relating to changes in the liability for remaining coverage:
Expected claims and other directly attributable expenses	1,195	670	740	1,121	715	–	–	4,441	–	4,441
Change in risk adjustment for non-financial risk	68	37	26	64	62	–	–	257	–	257
Release of CSM for services provided	908	146	206	521	505	–	–	2,286	–	2,286
Other adjustments note (ii)	88	31	50	32	16	–	–	217	–	217
Recovery of insurance acquisition cash flows	1,445	293	268	513	638	–	–	3,157	–	3,157
	3,704	1,177	1,290	2,251	1,936	–	–	10,358	–	10,358
Other revenue note (iii)	24	2	–	2	21	333	–	382	–	382
Total revenue from external customers note (iv)	3,728	1,179	1,290	2,253	1,957	333	–	10,740	–	10,740
Intra-group revenue	–	–	–	–	–	221	(221)	–	–	–
Investment return
Interest income	1,077	101	216	797	688	7	–	2,886	209	3,095
Dividend and other investment income	1,279	105	181	651	164	3	–	2,383	–	2,383
Investment appreciation (depreciation)	(3,317)	(86)	736	2,275	604	1	–	213	228	441
	(961)	120	1,133	3,723	1,456	11	–	5,482	437	5,919
Total revenue	2,767	1,299	2,423	5,976	3,413	565	(221)	16,222	437	16,659

	2023 $m
	Insurance operations note (i)								Unallocated
					Growth		Inter-		to a segment
	Hong				markets		segment	Total	(central
	Kong	Indonesia	Malaysia	Singapore	and other	Eastspring	elimination	segment	operations)	Total
Insurance revenue
Amounts relating to changes in the liability for remaining coverage:
Expected claims and other directly attributable expenses	1,089	582	642	970	670	–	–	3,953	–	3,953
Change in risk adjustment for non-financial risk	73	35	24	55	41	–	–	228	–	228
Release of CSM for services provided	787	187	203	478	538	–	–	2,193	–	2,193
Other adjustments note (ii)	73	32	31	45	71	–	–	252	–	252
Recovery of insurance acquisition cash flows	1,207	306	234	435	563	–	–	2,745	–	2,745
	3,229	1,142	1,134	1,983	1,883	–	–	9,371	–	9,371
Other revenue note (iii)	22	4	4	–	39	299	–	368	1	369
Total revenue from external customers note (iv)	3,251	1,146	1,138	1,983	1,922	299	–	9,739	1	9,740
Intra-group revenue	–	–	–	–	–	184	(184)	–	–	–
Investment return
Interest income	1,033	92	239	785	627	7	–	2,783	164	2,947
Dividend and other investment income	775	93	151	528	117	3	–	1,667	7	1,674
Investment appreciation (depreciation)	2,155	50	177	1,490	1,309	4	–	5,185	(43)	5,142
	3,963	235	567	2,803	2,053	14	–	9,635	128	9,763
Total revenue	7,214	1,381	1,705	4,786	3,975	497	(184)	19,374	129	19,503

	2022 $m
	Insurance operations note (i)								Unallocated
					Growth		Inter-		to a segment
	Hong				markets		segment	Total	(central
	Kong	Indonesia	Malaysia	Singapore	and other	Eastspring	elimination	segment	operations)	Total
Insurance revenue
Amounts relating to changes in the liability for remaining coverage:
Expected claims and other directly attributable expenses	969	438	563	935	736	–	–	3,641	–	3,641
Change in risk adjustment for non-financial risk	53	33	20	33	30	–	–	169	–	169
Release of CSM for services provided	737	274	215	442	513	–	–	2,181	–	2,181
Other adjustments	30	16	–	27	32	–	–	105	–	105
Recovery of insurance acquisition cash flows	1,051	309	231	378	484	–	–	2,453	–	2,453
	2,840	1,070	1,029	1,815	1,795	–	–	8,549	–	8,549
Other revenue	65	6	–	1	33	330	–	435	1	436
Total revenue from external customers	2,905	1,076	1,029	1,816	1,828	330	–	8,984	1	8,985
Intra-group revenue	–	–	–	–	1	199	(200)	–	–	–
Investment return
Interest income	927	83	208	724	601	4	–	2,547	50	2,597
Dividend and other investment income	689	77	183	576	107	1	–	1,633	25	1,658
Investment depreciation	(23,615)	(69)	(386)	(6,679)	(2,860)	(21)	–	(33,630)	(5)	(33,635)
	(21,999)	91	5	(5,379)	(2,152)	(16)	–	(29,450)	70	(29,380)
Total revenue	(19,094)	1,167	1,034	(3,563)	(323)	513	(200)	(20,466)	71	(20,395)

Notes

(i)

The Group’s share of the results from the joint ventures and associates that are equity accounted for, including the Group's life joint venture in Mainland China, is presented in a single line within the Group’s profit before tax on a net of related tax basis, and therefore not shown in the analysis of revenue line items above. Revenue from external customers of the Mainland China joint venture (Prudential’s share) in 2024 is $573 million (2023: $560 million; 2022: $595 million). Further financial information on the Mainland China joint venture is provided in note D6.3.

(ii)

Other adjustments comprise experience adjustment for premium receipts relating to past and current services provided under insurance contracts and insurance revenue earned from contracts measured under the PAA as well as the revenue recognised to cover the tax charge attributable to policyholders.

(iii)

Other revenue comprises revenue from external customers and consists primarily of revenue from the Group’s asset management business of $333 million (2023: $299 million; 2022: $330 million). Also included in other revenue is fee income on financial instruments that are not held at fair value through profit or loss of $5 million (2023: $3 million; 2022: $2 million).

(iv)

Due to the nature of the business of the Group, there is no reliance on any major customers. Of the Group’s markets, other than Hong Kong, Indonesia, Malaysia and Singapore as shown above, no individual markets have revenue from external customers that exceeds 10 per cent of the Group total for the years presented.

(b)    Additional analysis of investment return

Investment return included in the income statement principally comprises interest income, dividends, investment appreciation and depreciation (realised and unrealised gains and losses) on investments mandatorily classified or designated as fair value through profit or loss (FVTPL) and realised gains and losses (including impairment losses) on items classified at amortised cost and/or fair value through other comprehensive income (FVOCI). Movements in unrealised appreciation or depreciation of securities designated as FVOCI are recorded in other comprehensive income. Interest income is recognised as it accrues. Dividends on equity securities are recognised on the ex-dividend date and rental income is recognised on an accrual basis.

IFRS 9 basis	2024 $m	2023 $m
Interest income calculated using the effective interest method	477	340
Net gains on financial instruments at FVTPLnote	5,250	9,400
Dividend income from Jackson shares designated at FVOCI recognised in the income statement	–	7
Other investment returns (including foreign exchange gains and losses)	363	267
Movement in amounts attributable to external unit holders of consolidated investment funds	(171)	(251)
Investment return recognised in the income statement	5,919	9,763
Valuation movements in Jackson shares recognised in other comprehensive income	–	8
Total investment return recognised in the income statement and other comprehensive income	5,919	9,771

IAS 39 basis	2022 $m
Interest income calculated using the effective interest method	237
Net losses on financial instruments at FVTPL note	(30,890)
Dividend income from Jackson shares classified as AFS recognised in the income statement	24
Other investment returns (including foreign exchange gains and losses)	239
Movement in amounts attributable to external unit holders of consolidated investment funds	1,010
Investment return recognised in the income statement	(29,380)
Valuation movements in Jackson shares recognised in other comprehensive income	(187)
Total investment return recognised in the income statement and other comprehensive income	(29,567)

Note

Net gains comprise interest income on financial instruments at FVTPL, dividend and other investment income and investment appreciation (depreciation). Net realised gains and losses on the Group’s investments for 2024 recognised in the income statement amounted to a net loss of $(0.5) billion (2023: $(6.0) billion; 2022: $(9.4) billion).

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

All investments are carried at fair value in the statement of financial position with fair value movements, which are volatile from year to year, recorded in the income statement, except for loans and receivables, which are generally carried at amortised cost (unless designated at FVTPL). In 2023, the Group’s retained interest in Jackson was classified as FVOCI prior to its disposal. Subject to the effect of the exceptions, the year-on-year changes in investment returns primarily reflect the generality of overall market movements for equities and debt securities. In addition, foreign exchange rates affect the USD value of the translated income. Consistent with the treatment applied for other items of income and expenditure, investment return for operations not using USD as the functional currency is translated at average exchange rates. The year-on-year movements in investment return of the Group mainly reflect the cumulative impact from the changes in interest rates on bond asset values and in the performance of the equity markets.

B1.4  Net insurance and reinsurance finance income (expense)

Insurance and reinsurance finance income and expenses comprise changes in the carrying amounts of groups of insurance and reinsurance contracts arising from the effects of the time value of money, financial risk and changes therein. These amounts exclude any such changes for groups of contracts with direct participation features that are allocated to a loss component, and therefore do not adjust CSM and accordingly are included in insurance service expenses. Insurance finance income and expense include changes in the measurement of groups of contracts caused by changes in the value of underlying items (excluding additions and withdrawals). The Group does not disaggregate insurance finance income or expenses between profit or loss and other comprehensive income.

The following table provides an analysis of net insurance and reinsurance finance income (expense).

	2024 $m	2023 $m	2022 $m
Net finance (expense) income from insurance contracts notes (i)(ii)
Accretion of interest on GMM contracts	(295)	(233)	(240)
Changes in fair value of underlying assets and other adjustments relating to VFA contracts	(3,258)	(8,162)	28,498
Effect of changes in interest rates and other financial assumptions	(491)	(276)	458
Effect of measuring changes in estimates at current rates and adjusting the CSM at locked-in rates	5	43	53
Net foreign exchange gain	21	12	(524)
Other finance expense from insurance contractsnote (iii)	(136)	(223)	378
	(4,154)	(8,839)	28,623
Net finance income (expense) from reinsurance contracts held notes (i)(ii)
Accretion of interest on GMM contracts	109	45	45
Effect of changes in interest rates and other financial assumptions	(467)	168	(1,301)
Effect of measuring changes in estimates at current rates and adjusting the CSM at locked-in rates	(23)	(11)	71
Net foreign exchange gain (loss)	19	(8)	(1)
Other finance income (expense) from reinsurance contracts note (iv)	24	(3)	(7)
	(338)	191	(1,193)

Notes

(i)

The Group has made an accounting policy choice to disaggregate the finance component of the risk adjustment and present it under insurance finance income (expenses) instead of insurance service result.

(ii)

The analysis of the investment return on the assets of the Group is provided in note B1.3. The investment return included in the income statement relates to all investment assets of the Group, irrespective of whether the return is attributable to shareholders or policyholders or whether the assets are backing insurance contracts classified as VFA or GMM. The impact of changes in market movements on the assets and insurance contract liabilities will vary depending on whether the insurance contracts are classified as VFA or GMM, which is discussed further in note C6.1. For example, a significant portion of the Group’s investment portfolio comprises assets that are part of the underlying items relating to VFA contracts. Market movements in these underlying assets, as included in Investment return, are matched by a movement in insurance liabilities as included in Insurance finance income (expense). Accordingly, the principal driver for the year-on-year variations in the 'Changes in fair value of underlying assets and other adjustments relating to VFA contracts' in the table above is the investment return element, as shown directionally in the 'Net gains on financial instruments at FVTPL' in the table in note B1.3.

(iii)

Other finance expense from insurance contracts includes the effect of changes in the policyholders’ interest in the excess net assets of relevant participating funds of $(110) million (2023: $(192) million; 2022: $515 million).

(iv)	Other finance income (expense) from reinsurance contracts held includes the effect of changes in non-performance risk of reinsurers of $24 million (2023: $(3) million; 2022: $(7) million).

B1.5  Additional segmental analysis of profit after tax

	2024 $m	2023 $m	2022 $m
Mainland Chinanote	159	(577)	(345)
Hong Kong	851	976	(742)
Indonesia	181	156	108
Malaysianote	296	257	178
Singapore	566	512	(7)
Growth markets and othernote	503	775	314
Eastspring	264	254	234
Total segment	2,820	2,353	(260)
Unallocated to a segment (central operations)	(405)	(641)	(737)
Total profit after tax	2,415	1,712	(997)

Note

The Growth markets and other segment comprises all other Asia and Africa insurance businesses alongside other amounts that are not included in the segment profit of an individual business unit, including tax on life joint ventures and associates that are accounted for on an equity-method basis. Accordingly, on the segmental analysis of the profit after tax basis above, the amount shown for Mainland China is before tax (with its tax being included in the Growth markets and other segment). The Group's share of the Mainland China joint venture’s post-tax result was $141 million (2023: $(366) million; 2022: $(275) million).

B2   Insurance service expenses and other expenditure

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

–	impairment losses on assets for insurance acquisition cash flows and reversals of such impairment losses.

An analysis of the expenses incurred by the Group in the year is provided in the table below.

	2024 $m	2023 $m	2022 $m
Expenses attributed to insurance acquisition cash flows note (i)	4,987	4,833	3,232
Other directly attributable expenses note (ii)	1,328	1,258	1,221
Other expenditure note (iii)	1,003	990	1,019
Total expenses	7,318	7,081	5,472

Notes

(i)

Expenses attributed to insurance acquisition cash flows represent insurance acquisition expenses incurred in the year, which are implicitly deferred within the CSM and amortised as part of the CSM amortisation. Ceding commissions received from outward reinsurance agreements are not included in the analysis above.

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

(iii)

Other expenditure includes interest expense other than interest on core structural borrowings that is presented separately on the income statement as Finance costs. Total segment interest expense is $62 million (2023: $58 million; 2022: $23 million), of which $23 million arises in the Hong Kong segment (2023: $31 million; 2022:  $11 million) and $35 million (2023: $23 million; 2022: $9 million) arises in central operations with the remainder spread broadly across the other markets. Included within interest expense is $10 million (2023: $7 million;2022: $8 million) of interest on lease liabilities. Core structural borrowings and operational borrowings (other than lease liabilities) represent financial liabilities that are not classified at FVTPL.

Total depreciation and amortisation expenses relate primarily to amortisation of distribution rights intangibles as shown in note C4.2. The segmental analysis of total depreciation and amortisation is shown below.

	2024 $m	2023 $m	2022 $m
Hong Kong	51	42	43
Indonesia	12	11	12
Malaysia	22	21	21
Singapore	36	36	40
Growth markets and other	372	369	339
Eastspring	13	12	13
Total segment	506	491	468
Unallocated to a segment (central operations)	17	33	26
Total depreciation and amortisation	523	524	494

B2.1  Staff and employment costs

Total staff and employment costs are analysed by category below:

	2024 $m	2023 $m	2022 $m
Wages and salaries	1,119	1,079	1,018
Social security costs	37	37	41
Defined contribution pension schemes	54	46	40
Total Group	1,210	1,162	1,099

The average number of staff employed by the Group during the years is shown below:

	2024	2023	2022 $m
Asia and Africa operations note	14,851	14,479	13,685
Head office function	561	551	511
Total Group	15,412	15,030	14,196

Note

The Asia and Africa operations staff numbers above exclude 702 (2023: 621; 2022: 744) commission-based sales staff who have an employment contract with the Group.

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

(a)    Description of the plans

The Group operates a number of share award plans that provide Prudential plc shares, to participants upon vesting. The plans in operation include the Prudential Long Term Incentive Plan, the Prudential Annual Incentive Plan, savings-related share option schemes, share purchase plans and deferred bonus plans. Where Executive Directors participate in these plans, details about those schemes are provided in the Compensation and employees section. The following information is provided about plans in which the Executive Directors do not participate:

Share scheme	Description
Prudential Global Long Term Incentive Plan (PG LTIP)

The PG LTIP provides eligible employees with conditional awards. Awards are discretionary and vest after one, two or three years subject to the employee being in employment. Vesting of awards may also be subject to performance conditions. All awards are made in Prudential shares. In countries where share awards are not feasible for reasons including securities and/or tax considerations, awards will be replaced by the cash value of the shares that would otherwise have vested.

Prudential Agency Long-Term Incentive Plan (LTIP)

Certain agents are eligible to be granted awards in Prudential shares under the Prudential Agency LTIP. These awards are structured in a similar way to the PG LTIP described above, with most awards granted with a three-year vesting period.

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

Savings-related share option schemes

Eligible agents in certain business units are able to participate in the International Savings-Related Share Option Scheme for Non-Employees. The plan is similar to the HMRC-approved Save As You Earn (SAYE) share option scheme in the UK which is open to eligible employees.

Share purchase plans

Eligible employees in the UK are invited to participate in the Company’s HMRC-approved UK Share Incentive Plan. The plan allows the purchase of Prudential plc shares each month. Staff based in Asia and Africa are eligible to participate in the Prudential All Employee Share Purchase Plan which is run in a similar way.

(b)     Outstanding options and awards

The following table shows the movement in outstanding options and awards under the Group’s share-based compensation plans:

							Awards outstanding under
	Options outstanding under Sharesave and ISSOSNE schemes						incentive plans
	2024		2023		2022		2024	2023	2022
		Weighted		Weighted		Weighted
		average		average		average
	Number	exercise	Number	exercise	Number	exercise
	of options	price	of options	price	of options	price	Number of awards
	millions	£	millions	£	millions	£	millions
Balance at beginning of year	1.7	9.5	1.9	10.4	2.0	11.6	14.3	21.0	24.6
Granted	0.6	5.3	0.4	7.8	0.5	7.4	10.9	6.3	6.5
Exercised	(0.1)	7.4	(0.3)	11.6	(0.3)	11.2	(6.6)	(10.1)	(7.2)
Forfeited	–	7.6	–	7.8	–	10.8	(0.5)	(1.7)	(1.1)
Cancelled	(0.5)	10.2	(0.3)	12.0	(0.3)	12.7	–	(0.1)	(0.1)
Lapsed/expired	–	9.4	–	10.4	–	13.0	(0.6)	(1.1)	(1.7)
Balance at end of year	1.7	7.8	1.7	9.5	1.9	10.4	17.5	14.3	21.0
Options immediately exercisable at end of year	0.2	11.6	0.2	10.8	0.3	12.5

Certain options granted in 2024 were awarded in Hong Kong dollar. These amounts have been converted to pound sterling exercise prices, shown in the tables above and below, using the daily spot rate on the grant date.

The weighted average share price of Prudential plc for 2024 was £7.14 (2023: £10.46, 2022: £10.33).

The following table provides a summary of the range of exercise prices for Prudential plc options outstanding at 31 December:

	Outstanding									Exercisable
				Weighted average
				remaining			Weighted average						Weighted average
	Number outstanding			contractual life			exercise prices			Number exercisable			exercise prices
	millions			years			£			millions			£
	2024	2023	2022	2024	2023	2022	2024	2023	2022	2024	2023	2022	2024	2023	2022
Between £5 and £6	0.5	–	–	4.3	–	–	5.24	–	–	–	–	–	–	–	–
Between £7 and £8	0.7	0.7	0.5	2.7	3.7	4.1	7.55	7.55	7.37	–	–	–	–	–	–
Between £9 and £10	0.1	0.3	0.4	1.4	1.4	2.2	9.64	9.64	9.64	–	0.1	–	–	9.64	–
Between £11 and £12	0.4	0.6	0.8	1.3	2.0	2.4	11.70	11.59	11.48	0.2	–	0.2	11.57	–	11.12
Between £12 and £13	–	–	–	0.6	–	–	12.02	–	–	–	–	–	–	–	–
Between £13 and £14	–	0.1	0.1	–	0.4	1.4	–	13.94	13.94	–	0.1	–	–	13.94	–
Between £14 and £15	–	–	0.1	–	–	0.4	–	–	14.55	–	–	0.1	–	–	14.55
Total	1.7	1.7	1.9	2.8	2.6	2.6	7.84	9.50	10.43	0.2	0.2	0.3	11.57	10.82	12.48

The years shown above for weighted average remaining contractual life include the time period from end of vesting period to expiration of contract.

(c)    Fair value of options and awards

The fair value amounts estimated on the date of grant relating to all options and awards were determined by using the following assumptions:

	2024					2023					2022
	Sharesave					Sharesave					Sharesave
	and					and					and
	ISSOSNE	Prudential		Other		ISSOSNE	Prudential		Other		ISSOSNE	Prudential		Other
	options	LTIP (TSR)		awards		options	LTIP (TSR)		awards		options	LTIP (TSR)		awards
Dividend yield (%)	2.08		–		–	1.38		–		–	1.11		—		–
Expected volatility (%)	28.17		28.45		–	30.02		31.50		–	25.68		33.64		–
Risk-free interest rate (%)	3.57		4.39		–	4.55		4.34		–	3.97		2.79		–
Expected option life (years)	4.03		–		–	3.95		—		–	4.52		—		–
Weighted average exercise price (£)	£5.24		–		–	£7.75		—		–	£7.37		—		–
Weighted average share price at grant date (£/HKD)	£7.16	HKD	75.10		–	£8.89	HKD	112.76		–	£9.54	HKD	113.83		–
Weighted average fair value at grant date (£/HKD)	£2.50	HKD	29.29	HKD	72.58	£2.85	HKD	49.60	HKD	111.97	£3.45	HKD	21.32	HKD	113.81

The compensation costs for all awards and options are recognised in net income over the plans’ respective vesting periods. The Group uses the Black-Scholes model to value all options, and financial equivalence to value all awards other than those that have TSR performance conditions attached (some Prudential LTIP and RSP awards) for which the Group uses a Monte Carlo model in order to allow for the impact of these conditions. These models are used to calculate fair values for share options and awards at the grant date based on the quoted market price of the stock at the measurement date, the amount, if any, that the employees are required to pay, the dividend yield, expected volatility, risk-free interest rates and exercise prices.

For all options and awards, the expected volatility is based on the market implied volatilities as quoted on Bloomberg. The Prudential specific at-the-money implied volatilities are adjusted to allow for the different terms and discounted exercise price on Sharesave options by using information on the volatility surface of the FTSE 100.

Risk-free interest rates are taken from swap spot rates with projection terms matching the corresponding vesting periods. For awards with a TSR condition, volatilities and correlations between Prudential and a basket of 12 competitor companies is required. For grants in 2024 the average volatility for the basket of competitors was 27 per cent (2023: 26 per cent; 2022: 26 per cent). Correlations for the basket are calculated for each pairing from the log of daily TSR returns for the three years prior to the valuation date. Market implied volatilities are used for both Prudential and the basket of competitors. Changes to the subjective input assumptions could materially affect the fair value estimate.

Other awards, without market performance conditions or exercise price, are valued based on grant date share price.

(d)    Share-based payment expense charged to the income statement

The total expense recognised in 2024 in the consolidated financial statements relating to share-based compensation is $85 million (2023: $81 million; 2022: $104 million), of which $76 million (2023: $71 million; 2022: $94 million) is accounted for as equity-settled.

The Group had $31 million of liabilities at 31 December 2024 (31 December 2023: $31 million) relating to share-based payment awards accounted for as cash-settled.

B2.3  Key management remuneration

Key management constitutes the Directors of Prudential plc and other non-Director members of the GEC, as they have authority and responsibility for planning, directing and controlling the activities of the Group.

Total key management remuneration is analysed in the following table:

	2024 $m	2023 $m	2022 $m
Salaries and short-term benefits (including fees paid to non-executive directors)	24.6	27.0	22.5
Post-employment benefits	1.3	1.0	1.0
Share-based paymentsnote	23.6	22.2	15.4
Payments on separation	–	–	1.0
Total key management remuneration	49.5	50.2	39.9

Note

The share-based payments charge comprises amounts determined in accordance with IFRS 2 ‘Share-based Payment’ (see note B2.2) and deferred share awards.

Additional details on the Directors’ emoluments, retirement benefits and other payments are given in the Compensation and Employees section.

B2.4  Fees payable to the auditor

	2024 $m	2023 $m	2022 $m
Audit of the Company’s annual accounts	5.3	5.8	2.3
Audit of subsidiaries pursuant to legislation	6.0	8.1	4.4
Audit fees payable to the auditor	11.3	13.9	6.7
Audit-related assurance services note (i)	5.2	4.0	3.5
Other assurance services note (ii)	1.2	0.9	0.7
Non-audit fees payable to the auditor	6.4	4.9	4.2
Total fees payable to the auditor	17.7	18.8	10.9

Notes

(i)

EY became the Group’s statutory auditor in 2023 replacing KPMG who was the statutory auditor during 2022. The 2024 and 2023 fees shown above are wholly in respect of fees payable to EY while the 2022 fees were the fees paid to KPMG.

(ii)

Of the audit-related assurance service fees of $5.2 million (2023: $4.0 million; 2022: $3.5 million), $1.2 million (2023: $1.1 million; 2022: $0.9 million) relates to services that are required by law and regulation as defined by the FRC.

In addition to the above, in the period from September 2021 until their appointment as the Group's statutory auditor in May 2023, EY were paid $12.4 million to provide audit assurance over the implementation of IFRS 17.

B3    Tax charge

Prudential is subject to tax in numerous jurisdictions and the calculation of the total tax charge inherently involves a degree of estimation and judgement. Current tax expense is charged or credited based upon amounts estimated to be payable or recoverable as a result of taxable amounts for the current year and adjustments made in relation to prior years. The positions taken in tax returns, where applicable tax regulation is subject to interpretation, are recognised in full in the determination of the tax charge in the consolidated financial statements, if the Group considers that it is probable that the taxation authority will accept those positions. Otherwise, provisions are established based on the likely amount of the liability, or recovery, by providing for the single best estimate of the most likely outcome or the weighted average expected value where there are multiple outcomes.

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

B3.1  Total tax charge by segment

The total tax (charge) credit in the income statement is as follows:

	2024 $m	2023 $m	2022 $m
Hong Kong	(229)	(129)	(106)
Indonesia	(37)	(43)	(27)
Malaysia	(155)	(98)	(44)
Singapore	(176)	(174)	(61)
Growth markets and other	(158)	(103)	(210)
Eastspring	(29)	(26)	(26)
Total segment note (i)	(784)	(573)	(474)
Unallocated to a segment (central operations)	(40)	13	(4)
Total tax charge notes (i)(ii)	(824)	(560)	(478)

Notes

(i)	Profit before tax includes Prudential’s share of profit after tax from the joint ventures and associates that are equity accounted for. Therefore, the actual tax charge in the income statement does not include tax arising from the results of joint ventures and associates including Mainland China.
(ii)	The total tax charge is analysed between current tax and deferred tax by component as follows:

	2024 $m	2023 $m	2022 $m
Current tax arising from:
Corporation tax	(520)	(457)	(474)
Adjustments in respect of prior years	(1)	1	(7)
Pillar Two income taxes	–	–	–
Total current tax charge	(521)	(456)	(481)

Deferred tax arising from:
Origination and reversal of temporary differences	(319)	(135)	–
Adjustment in respect of a tax loss, tax credit or temporary difference from a prior year	16	31	3
Total deferred tax (charge) credit	(303)	(104)	3
Total tax charge	(824)	(560)	(478)

A small number of jurisdictions in which the Group has operations have implemented either a global minimum tax or a domestic minimum tax at a rate of 15 per cent, in line with the OECD Pillar Two proposals, effective for 2024 onwards. There was no impact from the new tax rules on the Group’s IFRS tax charge for the 2024 financial year.

Additional jurisdictions in which the Group has operations have implemented, or are in the process of implementing, the new tax rules effective for 2025 onwards. Implementation of the new tax rules in Hong Kong effective from 2025 onwards will bring the whole Group into scope of the new rules.

The Group has estimated the potential impact of the new Pillar Two tax rules for future periods. This assessment was based on recent financial statements, corporate income tax returns and country-by-country reports. The outcome in any period is sensitive to market movements in that period. In periods where the actual investment return is in line with, or below, expected long term returns, the Group does not expect the Pillar Two tax rules to have a material impact on the IFRS tax charge. In periods where the actual investment return exceeds the expected long term returns, the impact from the Pillar Two tax rules will depend on how the relevant jurisdiction taxes the actual investment return under local corporate income tax rules.

B3.2  Reconciliation of effective tax rate

In the reconciliation below, the expected tax rate reflects the corporation tax rates that are expected to apply to the taxable profit or loss for the year. It reflects the corporation tax rates of each jurisdiction weighted by reference to the amount of profit or loss contributing to the aggregate result. The reconciliation of the expected to actual tax (charge) credit and the percentage impact of reconciliation items on shareholder effective tax rate (ETR) are provided below.

	2024		2023		2022
	$m	ETR %	$m	ETR %	$m	%
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)	3,239		2,272		(519)
Tax charge attributable to policyholders’ returns note (i)	(286)		(175)		(124)
Profit before tax attributable to shareholders’ returns	2,953		2,097		(643)
Tax charge at the expected rate	(585)	20%	(399)	19%	85	13%
Effects of recurring tax reconciliation items:
Income not taxable or taxable at concessionary rates note (ii)	96	(3)%	80	(4)%	61	9%
Deductions and losses not allowable for tax purposes note (iii)	(164)	5%	(136)	6%	(196)	(30)%
Items related to taxation of life insurance businesses note (iv)	94	(3)%	137	(7)%	(129)	(20)%
Deferred tax adjustments including unrecognised tax losses	4	0%	13	(1)%	(45)	(7)%
Effect of results of joint ventures and associates note (v)	100	(3)%	(38)	2%	(32)	(5)%
Irrecoverable withholding taxes note (vi)	(61)	2%	(63)	3%	(55)	(9)%
Other	1	0%	(2)	1%	(15)	(2)%
Total credit (charge) on recurring items	70	(2)%	(9)	0%	(411)	(64)%
Effects of non-recurring tax reconciliation items:
Adjustments to tax charge in relation to prior years	7	0%	42	(2)%	1	0%
Movements in provisions for open tax matters note (vii)	(8)	0%	(15)	1%	(40)	(6)%
Adjustments in relation to business disposals and corporate transactions	(22)	0%	(4)	0%	11	2%
Total (charge) credit on non - recurring items	(23)	0%	23	(1)%	(28)	(4)%
Tax charge attributable to shareholders’ returns	(538)		(385)		(354)
Tax charge attributable to policyholders’ returns note (i)	(286)		(175)		(124)
Tax charge attributable to shareholders’ and policyholders’ returns	(824)		(560)		(478)
Profit before tax attributable to shareholders’ returns analysed into:
Adjusted operating profit	3,129		2,893		2,722
Non-operating result note (viii)	(176)		(796)		(3,365)
Profit before tax attributable to shareholders’ returns	2,953		2,097		(643)
Tax charge attributable to shareholders' returns analysed into:
Tax charge on adjusted operating profit	(547)		(444)		(539)
Tax credit on non-operating result note (viii)	9		59		185
Tax charge attributable to shareholders’ returns	(538)		(385)		(354)
Actual tax rate on:
Adjusted operating profit:
Including non-recurring tax reconciling items note(ix)	17%		15%		20%
Excluding non-recurring tax reconciling items	17%		16%		18%
Profit before tax attributable to shareholders’ returns note (ix)	18%		18%		(55)%

Notes

(i)	The tax charge attributable to policyholders of $(286) million (2023: $(175) million; 2022: $(124) million) is equal to the profit before tax attributable to policyholders as a result of accounting for policyholder income after the deduction of expenses on a post-tax basis.
(ii)	Income not taxable or taxable at concessionary rates primarily relates to non-taxable investment income and gains in Singapore and other (central) operations.
(iii)	Deductions and losses not allowable for tax purposes primarily relates to non-deductible head office costs in other (central) operations.
(iv)	Items related to taxation of life insurance businesses primarily relates to Hong Kong where the taxable profit is computed as 5 per cent of net insurance premiums.
(v)	Profit before tax includes Prudential’s share of profit after tax from the joint ventures and associates. Therefore, the actual tax charge does not include tax arising from profit or loss of joint ventures and associates and is reflected as a reconciling item.
(vi)	The Group incurs withholding tax on remittances received from certain jurisdictions and on certain investment income. Where these withholding taxes cannot be offset against corporate income tax or otherwise recovered, they represent a cost to the Group. Irrecoverable withholding tax on remittances is included in other (central) operations and is not allocated to any segment. Irrecoverable withholding tax on investment income is included in the relevant segment where the investment income is reflected.

(vii)  The statement of financial position contains the following provisions in relation to open tax matters.

2024 $m
Balance at 1 Jan	(93)
Movements in the current year included in tax charge attributable to shareholders	(8)
Provisions utilised in the year	13
Other movements (including interest arising on open tax matters and amounts included in the Group’s share of profits from joint ventures and associates, net of related tax)	(7)
Balance at 31 Dec	(95)

(viii) ‘Non-operating result’ is used to refer to items excluded from adjusted operating profit and includes short-term investment fluctuations in investment returns and corporate transactions. The tax credit on non-operating result is calculated using the tax rates applicable to investment profit or loss recorded in the non-operating result for each entity, and then adjusting for any discrete items included in the total tax charge that relate specifically to the amounts (other than investment related profit or loss) included in the non-operating result. The difference between this tax on non-operating result and the tax charge calculated on profit before tax is the tax charge on adjusted operating profit.

(ix)   The actual shareholder tax rates of the relevant business operations are shown below:

	2024%
					Growth		Other	Total
	Hong				markets		(central)	attributable to
	Kong	Indonesia	Malaysia	Singapore	and other	Eastspring	operations	shareholders
Tax rate on adjusted operating profit	9%	19%	22%	14%	23%	10%	(7)%	17%
Tax rate on profit before tax	10%	18%	22%	14%	23%	10%	(11)%	18%

	2023%
					Growth		Other	Total
	Hong				markets		(central)	attributable to
	Kong	Indonesia	Malaysia	Singapore	and other	Eastspring	operations	shareholders
Tax rate on adjusted operating profit	7%	22%	22%	16%	20%	9%	2%	15%
Tax rate on profit before tax	7%	22%	20%	16%	11%	9%	2%	18%

	2022%
					Growth		Other	Total
	Hong				markets		central	attributable to
	Kong	Indonesia	Malaysia	Singapore	and other	Eastspring	operations	shareholders
Tax rate on adjusted operating profit	4%	19%	26%	16%	33%	10%	0%	20%
Tax rate on profit before tax	(7)%	16%	25%	63%	40%	10%	(1)%	(55)%

B4	Earnings per share

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

	2024
				Net of tax
			Non-	and non-	Basic		Diluted
	Before		controlling	controlling	earnings		earnings
	tax	Tax	interests	interests	per share		per share
	$m	$m	$m	$m	cents		cents
Based on profit for the year	2,953	(538)	(130)	2,285	84.1	¢	84.0	¢
Short-term interest rate and other market fluctuations	105	(9)	10	106	3.9	¢	3.9	¢
Loss attaching to corporate transactions	71	–	(26)	45	1.7	¢	1.7	¢
Based on adjusted operating profit	3,129	(547)	(146)	2,436	89.7	¢	89.6	¢

	2023
				Net of tax
				and non-	Basic		Diluted
	Before		Non-controlling	controlling	earnings		earnings
	tax	Tax	interests	interests	per share		per share
	$m	$m	$m	$m	cents		cents
Based on profit for the year	2,097	(385)	(11)	1,701	62.1	¢	61.9	¢
Short-term interest rate and other market fluctuations	774	(59)	–	715	26.1	¢	26.0	¢
Loss attaching to corporate transactions	22	–	–	22	0.8	¢	0.8	¢
Based on adjusted operating profit	2,893	(444)	(11)	2,438	89.0	¢	88.7	¢

	2022
				Net of tax
				and non-	Basic		Diluted
	Before		Non-controlling	controlling	earnings		earnings
	tax	Tax	interests	interests	per share		per share
	$m	$m	$m	$m	cents		cents
Based on loss for the year	(643)	(354)	(10)	(1,007)	(36.8)	¢	(36.8)	¢
Short-term interest rate and other market fluctuations	3,420	(185)	(1)	3,234	118.2	¢	118.2	¢
Gain attaching to corporate transactions	(55)	–	–	(55)	(2.0)	¢	(2.0)	¢
Based on adjusted operating profit	2,722	(539)	(11)	2,172	79.4	¢	79.4	¢

For 2024, the weighted average number of shares for calculating basic earnings per share, that excludes those held in employee share trusts, is 2,715 million (2023: 2,741 million; 2022: 2,736 million). After including a dilutive effect of the Group's share options and awards of 5 million (2023: 6 million), the weighted average number of shares for calculating diluted earnings per share is 2,720 million (2023: 2,747 million). As the Group made a loss for the year in 2022, the potential ordinary shares from the Group's share options and awards (see note B2.2) would be anti-dilutive and therefore not included in the diluted earnings per share calculation as it is not permissible for the diluted earnings per share to be greater than the basic earnings per share.

B5   Dividends

First and second interim dividends are recorded in the period in which they are paid. Cash and scrip dividends are initially recorded in the statement of changes in equity as a deduction from retained earnings, at the value of the cash paid, or the cash equivalent to the scrip dividend. For scrip dividends settled by a new issue of shares the deduction from retained earnings is subsequently reversed and an amount equal to the nominal value of shares issued is transferred to share capital from share premium or the capital redemption reserve.

	2024				2023			2022
	Cents per				Cents per			Cents per
	share		$m		share		$m	share		$m
Dividends relating to reporting year:
First interim dividend	6.84	¢	185		6.26	¢	172	5.74	¢	154
Second interim dividend	16.29	¢	433	*	14.21	¢	392	13.04	¢	359
Total relating to reporting year	23.13	¢	618		20.47	¢	564	18.78	¢	513
Dividends paid in reporting year:
Current year first interim dividend	6.84	¢	185		6.26	¢	172	5.74	¢	154
Second interim dividend for prior year	14.21	¢	390		13.04	¢	361	11.86	¢	320
Total paid in reporting year	21.05	¢	575		19.30	¢	533	17.60	¢	474

*	Calculated using the outstanding number of ordinary shares as at 31 December 2024.

Dividend per share

The 2024 first interim dividend of 6.84 cents per ordinary share was paid to eligible shareholders on 23 October 2024.

On 14 May 2025, Prudential will pay a second interim dividend of 16.29 cents per ordinary share for the year ended 31 December 2024. The second interim dividend will be paid to shareholders recorded on the UK register at 5.00pm (Greenwich Mean Time) and to shareholders recorded on the HK branch register at 4.30pm (Hong Kong Time) on 28 March 2025 (Record Date), and also to the holders of US American Depositary Receipts (ADRs) as at 28 March 2025. The second interim dividend will be paid on or about 21 May 2025 to shareholders with shares standing to the credit of their securities accounts with the Central Depository (Pte) Limited (CDP) at 5.00pm (Singapore Time) on the Record Date.

Shareholders holding shares on the UK or HK share registers will continue to receive their dividend payments in either GBP or HKD, respectively, unless they elect to receive dividend payments in USD. A scrip dividend alternative will again be offered which will involve the issuance of relevant new ordinary shares on the Hong Kong line only. The scrip dividend alternative is offered in addition to the Dividend Reinvestment Plan (DRIP), which continues to be available to shareholders on the UK register. Elections must be received by the relevant UK or HK share registrar by 22 April 2025. The corresponding amounts per share in GBP and HKD are expected to be announced on or about 28 April 2025. The USD to GBP and HKD conversion rates will be determined by the actual rates achieved by Prudential buying those currencies prior to the announcement.

Shareholders holding an interest in Prudential shares through the CDP in Singapore will continue to receive their dividend payments in SGD based on the prevailing market exchange rate, unless they elect to participate in the scrip dividend alternative for which elections must be made through the CDP by 10 April 2025.

Holders of ADRs will continue to receive their dividend payments in USD.

C    Financial position

C1  Group assets and liabilities

C1.1  Group investments by business type

The analysis below is structured to show the investments of the Group's subsidiaries by reference to the differing degrees of policyholder and shareholder economic interest of the different types of business.

Debt securities are analysed below according to the issuing government for sovereign debt and to credit ratings for the rest of the securities. The Group uses the middle of the Standard & Poor’s, Moody’s and Fitch ratings, where available. Where ratings are not available from these rating agencies, local external rating agencies’ ratings and, lastly, internal ratings have been used. Securities with none of the ratings listed above are classified as unrated and included under the ‘below BBB- and unrated’ category. The total securities (excluding sovereign debt) that were unrated at 31 December 2024 were $900 million (31 December 2023: $1,181 million). Additionally, government debt is shown separately from the rating breakdowns in order to provide a more focused view of the credit portfolio.

In the table below, AAA is the highest possible rating. Investment grade financial assets are classified within the range of AAA to BBB- ratings. Financial assets that fall outside this range are classified as below BBB-.

The following table classifies assets into those that primarily back the Group’s participating funds that are measured under the variable fee approach, those backing unit-linked funds, other investments held within the insurance entities, Eastspring’s investments and those that are unallocated to a segment (principally centrally held investments).

In terms of the investments held by the insurance businesses, those within funds with policyholder participation and those within unit-linked funds represent underlying items. The gains or losses on these investments will be offset by movements in policyholder liabilities and therefore adjusted operating profit reflects the actual investment return on these assets. The exception is for investments backing the shareholders’ 10 per cent share of the estate within the Hong Kong with-profits fund. Changes in the value of these investments, including those driven by market movements, pass through the income statement with no liability offset. Consequently, adjusted operating profit recognises investment return on a longer-term basis for these assets.

In terms of other assets held within the insurance entities, these largely comprise assets backing IFRS shareholders’ equity or are non-underlying items backing GMM liabilities and therefore the returns on these other investments are recognised in adjusted operating profit at a longer-term rate.

	31 Dec 2024 $m
	Asia and Africa
	Insurance
	Funds with
	policyholder	Unit-linked				Unallocated	Group
	participation	funds	Other	Eastspring	Total	to a segment	total
	note (i)
Debt securities
Sovereign debt
Indonesia	453	573	642	–	1,668	–	1,668
Singapore	2,265	738	932	–	3,935	–	3,935
Thailand	3	3	2,580	–	2,586	–	2,586
United States	14,851	71	433	–	15,355	–	15,355
Vietnam	2,885	17	139	–	3,041	–	3,041
Other (predominantly Asia)	4,192	685	1,589	2	6,468	–	6,468
Subtotal	24,649	2,087	6,315	2	33,053	–	33,053
Other government bonds
AAA	1,617	119	112	–	1,848	–	1,848
AA+ to AA-	124	16	23	–	163	–	163
A+ to A-	643	82	268	–	993	–	993
BBB+ to BBB-	189	45	80	–	314	–	314
Below BBB- and unrated	354	6	48	–	408	–	408
Subtotal	2,927	268	531	–	3,726	–	3,726
Corporate bonds
AAA	1,400	158	280	–	1,838	–	1,838
AA+ to AA-	3,567	486	851	–	4,904	–	4,904
A+ to A-	13,451	491	1,629	–	15,571	1	15,572
BBB+ to BBB-	9,753	661	1,784	–	12,198	1	12,199
Below BBB- and unrated	1,477	477	342	–	2,296	–	2,296
Subtotal	29,648	2,273	4,886	–	36,807	2	36,809
Asset-backed securities
AAA	129	3	34	–	166	–	166
AA+ to AA-	4	–	1	–	5	–	5
A+ to A-	28	–	3	–	31	–	31
BBB+ to BBB-	2	–	1	–	3	–	3
Below BBB- and unrated	2	1	8	–	11	–	11
Subtotal	165	4	47	–	216	–	216
Total debt securities notes (ii)(v)	57,389	4,632	11,779	2	73,802	2	73,804
Loans
Mortgage loans	51	–	102	–	153	–	153
Other loans	364	–	–	–	364	–	364
Total loans	415	–	102	–	517	–	517
Equity securities and holdings in collective investment schemes
Direct equities	19,487	13,465	254	95	33,301	–	33,301
Collective investment schemes	37,652	8,338	1,698	13	47,701	–	47,701
Total equity securities and holdings in collective investment schemes	57,139	21,803	1,952	108	81,002	–	81,002
Other financial investments note (iii)	2,240	260	2,118	93	4,711	1,150	5,861
Total financial investments note (iv)	117,183	26,695	15,951	203	160,032	1,152	161,184
Investment properties	–	–	3	–	3	–	3
Cash and cash equivalents	1,396	564	1,225	142	3,327	2,445	5,772
Total investments	118,579	27,259	17,179	345	163,362	3,597	166,959

	31 Dec 2023 $m
	Asia and Africa
	Insurance
	Funds with
	policyholder	Unit-linked				Unallocated	Group
	participation	funds	Other	Eastspring	Total	to a segment	total
	note (i)
Debt securities
Sovereign debt
Indonesia	393	611	525	–	1,529	–	1,529
Singapore	3,006	607	929	–	4,542	–	4,542
Thailand	2	4	1,957	–	1,963	–	1,963
United States	23,552	84	2,351	–	25,987	–	25,987
Vietnam	3,143	30	173	–	3,346	–	3,346
Other (predominantly Asia)	4,375	669	1,819	28	6,891	–	6,891
Subtotal	34,471	2,005	7,754	28	44,258	–	44,258
Other government bonds
AAA	1,533	94	119	–	1,746	–	1,746
AA+ to AA-	120	17	29	–	166	–	166
A+ to A-	689	95	239	–	1,023	–	1,023
BBB+ to BBB-	271	57	56	–	384	–	384
Below BBB- and unrated	502	11	63	2	578	–	578
Subtotal	3,115	274	506	2	3,897	–	3,897
Corporate bonds
AAA	1,214	147	243	–	1,604	–	1,604
AA+ to AA-	2,716	440	934	–	4,090	–	4,090
A+ to A-	10,918	460	2,179	–	13,557	1	13,558
BBB+ to BBB-	9,466	714	2,055	–	12,235	1	12,236
Below BBB- and unrated	2,280	500	356	–	3,136	–	3,136
Subtotal	26,594	2,261	5,767	–	34,622	2	34,624
Asset-backed securities
AAA	174	2	54	–	230	–	230
AA+ to AA-	6	–	2	–	8	–	8
A+ to A-	30	–	7	–	37	–	37
BBB+ to BBB-	7	–	2	–	9	–	9
Below BBB- and unrated	–	1	–	–	1	–	1
Subtotal	217	3	65	–	285	–	285
Total debt securities notes (ii)(v)	64,397	4,543	14,092	30	83,062	2	83,064
Loans
Mortgage loans	65	–	83	–	148	–	148
Other loans	430	–	–	–	430	–	430
Total loans	495	–	83	–	578	–	578
Equity securities and holdings in collective investment schemes
Direct equities	18,711	12,075	182	128	31,096	–	31,096
Collective investment schemes	24,529	7,546	1,580	2	33,657	–	33,657
Total equity securities and holdings in collective investment schemes	43,240	19,621	1,762	130	64,753	–	64,753
Other financial investments note (iii)	2,893	396	1,707	101	5,097	2,628	7,725
Total financial investments note (iv)	111,025	24,560	17,644	261	153,490	2,630	156,120
Investment properties	–	–	39	–	39	–	39
Cash and cash equivalents	1,054	647	1,287	173	3,161	1,590	4,751
Total investments	112,079	25,207	18,970	434	156,690	4,220	160,910

Notes

(i)

Funds with policyholder participation represent investments held to support insurance products where policyholders participate in the returns of a specified pool of investments (excluding unit-linked policies) that are measured using the variable fee approach.

(ii)	Of the Group’s debt securities, the following amounts were held by the consolidated investment funds:

	31 Dec 2024 $m	31 Dec 2023 $m
Debt securities held by consolidated investment funds	10,409	11,116

(iii)	Other financial investments comprise derivative assets and deposits.

(iv)

Of the total financial investments of $161,184 million as at 31 December 2024 (31 December 2023: $156,120 million), $88,779 million (31 December 2023: $80,022 million) are expected to be recovered within one year, including equity securities and holdings in collective investment schemes.

(v)

The credit ratings, are created using a methodology developed by Prudential using ratings from various credit ratings agencies (Composite Ratings), S&P Global Ratings (S&P), Moody's and Fitch Solutions and their respective affiliates and suppliers. The ratings displayed are not credit opinions nor are they a rating issued by a rating agency, including S&P. To the extent that a credit rating is calculated using an S&P rating, such rating was used under a license from S&P and S&P reserves all rights with respect to such rating.

C1.2  Other assets and liabilities

(a)   Accrued investment income and other debtors

	31 Dec 2024 $m	31 Dec 2023 $m
Total accrued investment income, primarily interest receivable	902	1,003
Other debtors	1,310	1,161
Total accrued investment income and other debtors	2,212	2,164
Analysed as:
Expected to be settled within one year	2,162	2,048
Expected to be settled beyond one year	50	116
Total accrued investment income and other debtors	2,212	2,164

(b)   Accruals, deferred income and other creditors

Accruals, deferred income and other creditors are analysed as follows (detailed maturity analysis is provided in note C2.3):

	31 Dec 2024 $m	31 Dec 2023 $m
Accruals and deferred income	238	244
Interest payable	35	35
Other creditors	2,575	3,756
Total accruals, deferred income and other creditors	2,848	4,035

(c)   Assets and liabilities held for sale

In 2024, the Group pursued the disposal of a number of subsidiaries which, as the required conditions were met, were classified as held for sale at 30 June 2024. These subsidiaries were remeasured to their estimated fair value less expected costs to sell, with a resulting remeasurement loss of $(71) million recognised in the income statement within 'Loss attaching to corporate transactions'. After reflecting the impact of non-controlling interests and other related changes in equity, the overall impact on shareholders’ equity was a reduction of $(27) million.

C1.3  Cash and cash equivalents

Cash and cash equivalents consist of cash at bank and in hand, deposits held at call with banks, treasury bills and other short-term highly liquid investments with less than 90 days maturity from the date of acquisition and are analysed as follows:

	31 Dec 2024 $m	31 Dec 2023 $m
Cash	1,923	1,964
Cash equivalents	3,849	2,787
Total cash and cash equivalents	5,772	4,751
Analysed as:
Held by the Group's holding and non-regulated entities and available for general use	2,445	1,590
Other funds not available for general use by the Group, including funds held for the benefit of policyholders	3,327	3,161
Total cash and cash equivalents	5,772	4,751

The Group’s cash and cash equivalents are held in the following currencies as at 31 December 2024: USD 54 per cent, MYR 11 per cent, HKD 6 per cent, GBP 5 per cent, SGD 4 per cent and other currencies 20 per cent (31 December 2023: USD 42 per cent, MYR 14 per cent, SGD 8 per cent, HKD 6 per cent, GBP 5 per cent and other currencies 25 per cent).

C1.4  Provisions

An analysis of movement in total provisions held is shown below:

	2024 $m	2023 $m
Balance at 1 Jan	224	206
Charge (credit) to income statement:
Additional provisions	136	198
Unused amounts released	(4)	(10)
Utilisation during the year	(133)	(172)
Exchange differences	(5)	2
Balance at 31 Dec	218	224

Of the $218 million of provisions at 31 December 2024 (31 December 2023: $224 million), which excludes any amounts attributable to insurance contracts,the Group held $199 million (31 December 2023: $215 million) provisions for staff benefits, which are generally expected to be paid out within the next three years.

C2  Measurement of financial assets and liabilities

The Group uses the trade date method to account for regular purchases and sales of financial assets. The Group holds financial assets in accordance with IFRS 9, whereby, subject to specific criteria, financial instruments are required to be accounted for under one of the following categories based on the way in which the assets are managed in order to generate cash flows and their contractual cash flow characteristics (whether the cash flows represent 'solely payments of principal and interest'):

–	Financial instruments at FVTPL: this comprises primarily instruments that are managed and the performance evaluated on a fair value basis, including liabilities related to net assets attributable to unit holders of consolidated investment funds and policyholder liabilities for investment contracts without DPF. In addition, this includes derivatives. All investments within this category are measured at fair value with all changes thereon being recognised in investment return in the income statement. An option is also available at initial recognition to irrevocably designate a financial instrument as at FVTPL if doing so eliminates or significantly reduces accounting mismatches. The vast majority of the financial investments of the Group are held at FVTPL.
–	Financial instruments at FVOCI under IFRS 9: these instruments are initially recognised at fair value plus attributable transaction costs and are subsequently measured at fair value. Interest and/or dividend income is recognised in the income statement. Unrealised gains and losses are recognised in other comprehensive income. Upon disposal or impairment based on the expected credit loss approach, accumulated unrealised gains and losses are transferred from other comprehensive income to the income statement as realised gains or losses except for equity securities that have been elected to be designated at FVOCI under IFRS 9, whereby there is no recycling to the profit or loss on derecognition.
–	Financial instruments at amortised cost: these instruments comprise non-quoted investments that have fixed or determinable payments, including loans collateralised by mortgages, deposits and other receivables. These investments are initially recognised at fair value plus transaction costs. Subsequently, these instruments are carried at amortised cost using the effective interest method. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset. When assets held at amortised cost are subject to impairment testing based on the expected credit loss approach, estimated future cash flows are compared to the carrying value of the asset. The estimated future cash flows are discounted using the financial asset’s original or variable effective interest rate and exclude credit losses that have not yet been incurred. If, in subsequent periods, an impaired loan or receivable recovers in value (in part or in full) and this recovery can be objectively related to an event occurring after the impairment, then any amount determined to have been recovered is reversed through the income statement.

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

Valuation approach for level 2 fair valued assets and liabilities

A significant proportion of the Group’s level 2 assets are private holdings, structured securities and other national and non-national government debt securities that are valued using observable inputs. These assets, in line with market practice, are generally valued using a designated independent pricing service or quote from third-party brokers. These valuations are subject to a number of monitoring controls, such as comparison to multiple pricing sources where available, monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades.

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

Valuation approach for level 3 fair valued assets and liabilities

Investments valued using valuation techniques include financial investments which, by their nature, do not have an externally quoted price based on regular trades and financial investments for which markets are no longer active as a result of market conditions, eg market illiquidity. Level 3 assets of the Group consist primarily of property, infrastructure, private credit and private equity funds held by the participating funds and are externally valued using the net asset value of the invested entities.

The Group’s valuation policies, procedures and analyses for instruments categorised as level 3 are overseen by business unit committees as part of the Group’s wider financial reporting governance processes. The procedures undertaken include approval of valuation methodologies, verification processes and resolution of significant or complex valuation issues. In addition, the Group has minimum standards for independent price verification to ensure valuation accuracy is regularly independently verified. Adherence to this policy is monitored across the business units.

C2.2  Fair value measurement hierarchy

(a)	Assets and liabilities at fair value

All of the Group’s financial instruments held at fair value are classified as FVTPL at 31 December 2024 and measured on a recurring basis. In addition, at 31 December 2024, the Group classified certain assets and liabilities as held for sale as described in note C1.2 that have been measured at fair value on a non-recurring basis based on the expected sales proceeds for these businesses.

The table below shows the assets and liabilities carried at fair value on a recurring basis analysed by level of the IFRS 13 ‘Fair Value Measurement’ defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

Financial instruments at fair value

	31 Dec 2024 $m
	Level 1	Level 2	Level 3
	Quoted prices	Valuation based	Valuation based
	(unadjusted)	on significant	on significant
	in active	observable	unobservable
	markets	market inputs	market inputs	Total
			note (iii)
Loans	–	364	–	364
Equity securities and holdings in collective investment schemes	72,574	5,311	3,117	81,002
Debt securities note (i)	56,147	17,620	37	73,804
Derivative assets	17	378	–	395
Derivative liabilities	(493)	(1,124)	–	(1,617)
Total financial investments, net of derivative liabilities	128,245	22,549	3,154	153,948
Investment contract liabilities without DPFnote (ii)	–	(748)	–	(748)
Net asset value attributable to unit holders of consolidated investment funds	(2,679)	–	–	(2,679)
Total financial instruments at fair value	125,566	21,801	3,154	150,521
Percentage of total (%)	83%	15%	2%	100%

	31 Dec 2023 $m
	Level 1	Level 2	Level 3
	Quoted prices	Valuation based	Valuation based
	(unadjusted)	on significant	on significant
	in active	observable	unobservable
	markets	market inputs	market inputs	Total
			note (iii)
Loans	–	430	–	430
Equity securities and holdings in collective investment schemes	56,327	5,562	2,864	64,753
Debt securities note (i)	64,004	19,020	40	83,064
Derivative assets	1,460	395	–	1,855
Derivative liabilities	(58)	(180)	–	(238)
Total financial investments, net of derivative liabilities	121,733	25,227	2,904	149,864
Investment contract liabilities without DPFnote (ii)	–	(769)	–	(769)
Net asset value attributable to unit holders of consolidated investment funds	(2,711)	–	–	(2,711)
Total financial instruments at fair value	119,022	24,458	2,904	146,384
Percentage of total (%)	81%	17%	2%	100%

Notes

(i)	Of the total level 2 debt securities of $17,620 million at 31 December 2024 (31 December 2023: $19,020 million), $12 million (31 December 2023: $10 million) are valued internally.
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

(iii)

At 31 December 2024, the Group held $3,154 million (31 December 2023: $2,904 million) of net financial instruments at fair value within level 3. This represents 2 per cent (31 December 2023: 2 per cent) of the total fair valued financial assets, net of financial liabilities and comprises the following:

–

Equity securities and holdings in collective investment schemes of $3,116 million (31 December 2023: $2,863 million) consisting primarily of property, infrastructure, private credit and private equity funds held by the participating funds, which are externally valued using the net asset value of the invested entities. Equity securities of $1 million (31 December 2023: $1 million ) are internally valued, representing less than 0.1 per cent of the total fair valued financial assets, net of financial liabilities. Internal valuations are inherently more subjective than external valuations; and

–	Other sundry individual financial instruments of a net asset of $37 million(31 December 2023: $40 million).
–	Of the net financial instruments of $3,154 million (31 December 2023: $2,904 million) referred to above:
–

A net asset of $3,088 million (31 December 2023: $2,866 million) is held by the Group’s participating and unit-linked funds and therefore shareholders’ profit and equity are not immediately impacted by movements in the valuation of these financial instruments; and

–

The remaining level 3 investments comprise a net asset of $66 million (31 December 2023: $38 million) and are primarily investments valued using external prices adjusted to reflect the specific known conditions relating to these holdings where applicable (eg distressed securities). If the value of all these level 3 financial instruments decreased by 10 per cent, the change in valuation would be $(7) million (31 December 2023: $(4) million), which would reduce shareholders’ equity by this amount before tax.

Transfers into and transfers out of levels

The Group’s policy is to recognise transfers into and out of levels as of the end of each reporting period except for material transfers that are recognised as of the date of the event or change in circumstances that caused the transfer. Transfers are deemed to have occurred when there is a material change in the observed valuation inputs or a change in the level of trading activities of the securities.

During 2024, the transfers between levels within the portfolios were primarily transfers from level 1 to level 2 of $940 million and transfers from level 2 to level 1 of $2,007 million. These transfers primarily reflect the change in the observed valuation inputs of equity securities and debt securities and, in certain cases, the change in the level of trading activities of the securities. There were no transfers from level 3 to level 2 and no transfer into level 3 in the year.

Reconciliation of movements in level 3 assets and liabilities measured at fair value

The following table reconciles the value of level 3 fair valued assets and liabilities at the beginning of the year to that presented at the end of the year.

Total investment return recorded in the income statement represents interest and dividend income, realised gains and losses, unrealised gains and losses on the assets classified at fair value through profit and loss and foreign exchange movements on an individual entity’s overseas investments. Total gains and losses recorded in other comprehensive income comprises the translation of investments into the Group's presentation currency of US dollars.

	2024 $m
		Equity
		securities
		and holdings
		in collective
		investment	Debt
	Loans	schemes	securities	Group total
Balance at 1 Jan	–	2,864	40	2,904
Total gain (loss) in income statement note	–	(84)	3	(81)
Total loss recorded in other comprehensive income	–	(31)	(1)	(32)
Purchases and other additions	–	462	2	464
Sales	–	(94)	(7)	(101)
Balance at 31 Dec	–	3,117	37	3,154

	2023 $m
		Equity
		securities
		and holdings
		in collective
		investment	Debt
	Loans	schemes	securities	Group total
Balance at 1 Jan	3	824	38	865
Total gains in income statement note	–	25	2	27
Total gains recorded in other comprehensive income	–	6	–	6
Purchases and other additions	–	524	–	524
Sales	(3)	(4)	–	(7)
Transfers into level 3	–	1,489	–	1,489
Balance at 31 Dec	–	2,864	40	2,904

Note

Of the total net (loss) gain in the income statement of $(81) million at 2024 (2023: $27 million), $(143) million (2023: $29 million) relates to net unrealised gain (loss) of financial instruments still held at the end of the year, which can be analysed as follows:

	2024 $m	2023 $m
Equity securities and holdings in collective investment schemes	(146)	27
Debt securities	3	2
Net unrealised (loss) gains of financial instruments still held at the end of the year	(143)	29

(b)	Assets and liabilities carried at amortised cost and their fair value

The table below shows the financial assets and liabilities carried at amortised cost on the statement of financial position and their fair value. Deposits, cash and cash equivalents, accrued investment income, other debtors, accruals, deferred income and other creditors are excluded from the analysis below, as these are carried at amortised cost which approximates fair value.

	31 Dec 2024 $m		31 Dec 2023 $m
	Carrying	Fair	Carrying	Fair
	value	value	value	value
		note (iii)		note(iii)
Financial assets
Loans note (i)	153	163	148	179
Financial liabilities

Core structural borrowings of shareholder-financed businesses note (ii)	(3,925)	(3,694)	(3,933)	(3,659)
Operational borrowings (excluding lease liabilities) note (i)	(540)	(540)	(707)	(707)
Obligations under funding, securities lending and sale and repurchase agreements note (i)	(272)	(272)	(716)	(716)
Net financial liabilities at amortised cost	(4,584)	(4,343)	(5,208)	(4,903)

Notes

(i)

The fair value of loans, operational borrowings (excluding lease liabilities) and obligations under funding, securities lending and sale and repurchase agreements has been estimated from the discounted cash flows expected to be received or paid.

(ii)	The fair value of the subordinated and senior debt issued by the Group is determined using quoted prices from independent third parties.
(iii)	All financial assets and liabilities in the table above have been classified within level 2 at 31 December 2024 and 2023, reflecting the observability of the inputs used to derive their fair value.

C2.3  Additional information on financial instruments

(a)    Financial assets and liabilities by IFRS 9 category

The following table presents measurement categories under IFRS 9 for each class of the Group’s financial assets and financial liabilities as shown on the Consolidated statement of financial position as at 31 December 2024 and 2023.

Financial instruments	Classification under IFRS 9
Financial assets
Loans	Amortised cost (31 Dec 2024: $153 million; 31 Dec 2023: $148 million)
Mandatorily at FVTPL (31 Dec 2024: $364 million; 31 Dec 2023: $430 million)
Equity securities and portfolio holdings in collective investment schemes	Mandatorily at FVTPL
Debt securities	Mandatorily at FVTPL
Derivative assets	Mandatorily at FVTPL
Accrued investment income	Amortised cost
Deposits	Amortised cost
Cash and cash equivalents	Amortised cost
Other debtors	Amortised cost
Financial liabilities
Investment contract liabilities without DPF	Mandatorily at FVTPL
Derivative liabilities	Mandatorily at FVTPL
Core structural borrowings of shareholder-financed businesses	Amortised cost
Operational borrowings	Amortised cost
Obligations under funding, securities lending and sale and repurchase agreements	Amortised cost
Net asset value attributable to unit holders of consolidated investment funds note	Designated at FVTPL
Other liabilities	Amortised cost

Note

Net asset value attributable to unit holders of consolidated investment funds represents the interests of investors other than the Group in the investment funds that the Group is deemed to control and therefore treated as a subsidiary and consolidated in the Group financial statements. The Group has designated Net asset value attributable to unit holders of consolidated investment funds as financial liabilities measured at FVTPL to eliminate any accounting mismatch with the underlying investments of those consolidated investment funds, which are measured at FVTPL.

(b)    Financial risk

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

	31 Dec 2024 $m
		Contractual maturity profile for financial liabilities
	Total									Total
	carrying	1 year				10-15	15-20	Over	No stated	undiscounted
	value	or less	1-2 years	2-5 years	5-10 years	years	years	20 years	maturity	cash flows
Investment contracts without DPF note	748	186	9	69	114	19	7	4	360	768
Core structural borrowings of shareholder-financed businesses	3,925	125	125	678	3,111	–	–	–	750	4,789
Lease liabilities under IFRS 16	257	84	71	111	18	–	–	–	–	284
Other operational borrowings	540	540	–	–	–	–	–	–	–	540
Obligations under funding, securities lending and sale and repurchase agreements	272	272	–	–	–	–	–	–	–	272
Accruals, deferred income and other liabilities	2,848	2,641	–	–	–	–	–	–	265	2,906
Net asset value attributable to unit holders of consolidated investment funds	2,679	2,679	–	–	–	–	–	–	–	2,679
Total non-derivative financial liabilities	11,269	6,527	205	858	3,243	19	7	4	1,375	12,238

	31 Dec 2023 $m
		Contractual maturity profile for financial liabilities
	Total									Total
	carrying	1 year				10-15	15-20	Over	No stated	undiscounted
	value	or less	1-2 years	2-5 years	5-10 years	years	years	20 years	maturity	cash flows
Investment contracts without DPF note	769	155	169	68	149	24	9	5	273	852
Core structural borrowings of shareholder-financed businesses	3,933	126	126	379	3,555	–	–	–	750	4,936
Lease liabilities under IFRS 16	234	76	62	86	25	2	–	–	–	251
Other operational borrowings	707	707	–	–	–	–	–	–	–	707
Obligations under funding, securities lending and sale and repurchase agreements	716	716	–	–	–	–	–	–	–	716
Accruals, deferred income and other liabilities	4,035	3,845	–	–	–	–	–	–	190	4,035
Net asset value attributable to unit holders of consolidated investment funds	2,711	2,711	–	–	–	–	–	–	–	2,711
Total non-derivative financial liabilities	13,105	8,336	357	533	3,729	26	9	5	1,213	14,208

Note

The undiscounted cash flows of investment contracts without DPF included under the 'No stated maturity’ category in the maturity profile shown above are mostly repayable on demand due to most of these investment contracts having options to surrender early, though often subject to surrender or other penalties, therefore, these options are unlikely to be exercised in practice.

Maturity analysis of derivatives

The following table shows the carrying value of the gross and net derivative positions.

	Carrying value of net derivatives $m
			Net
	Derivative	Derivative	derivative
	assets	liabilities	position
31 Dec 2024	395	(1,617)	(1,222)
31 Dec 2023	1,855	(238)	1,617

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

The majority of Group’s financial instruments are carried at FVTPL. The total value of assets held at amortised cost is $13,603 million (31 December 2023: $12,933 million), comprising primarily cash and cash equivalents, deposits and accrued investment income where the credit risk is considered to be low by nature. There are no material expected credit losses recognised on these assets. At 31 December 2024, there are immaterial amounts that are past their due date totalling $4 million (31 December 2023: $9 million).

In addition, the Group did not take possession of any other collateral held as security in both years.

Foreign exchange risk

The Group is exposed to exchange gains and losses on financial assets and liabilities held by the Group’s business units in a currency other than the functional currency of the relevant business units or the currency to which the functional currency is pegged (eg financial assets and liabilities of USD - denominated business in Hong Kong). The exchange risks inherent in these exposures are mitigated through the use of derivatives, mainly forward currency contracts and currency swaps as described in note (c) below.

The exchange gains (losses) on financial instruments, recognised in the income statement in 2024, except for those arising on financial instruments measured at FVTPL, is $(28) million (2023: $(38) million).

(c)    Derivatives and hedging

Derivative financial instruments are used to reduce or manage investment, interest rate and currency exposures to facilitate efficient portfolio management and for investment purposes.

The Group does not regularly seek to apply fair value or cash flow hedging treatment under IFRS 9. The Group has no net investment, fair value or cash flow hedges under IFRS 9 at 31 December 2024 and 2023, respectively. All derivatives that are not designated as hedging instruments are carried at fair value, with movements in fair value being recorded in the income statement.

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

(d)    Derecognition, collateral and offsetting

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

At 31 December 2024, the fair value of the collateral held in respect of reverse repurchase agreements, represented by the purchased securities, was $2,871 million (31 December 2023: $3,623 million).

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

At 31 December 2024, the Group had $1,565 million (31 December 2023: $2,001 million) of lent securities and assets subject to repurchase agreements. The cash and securities collateral held or pledged under such agreements were $1,686 million (31 December 2023: $2,042 million).

Collateral and pledges under derivative transactions

At 31 December 2024, the Group had pledged $1,527 million (31 December 2023: $457 million) for liabilities and held collateral of $280 million (31 December 2023: $1,586 million) for assets in respect of derivative transactions. These transactions are conducted under terms that are usual and customary to collateralised transactions including, where relevant, standard securities lending and repurchase agreements.

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

The following tables present the gross and net information about the Group’s financial instruments subject to master netting arrangements:

	31 Dec 2024 $m
		Related amounts not offset
	Gross amount	in the balance sheet
	included in the				Net amount
	balance	Financial	Cash	Securities	included in the
	sheet	instruments	collateral	collateral	balance sheet
	note (i)	note (ii)		note (iii)	note (iv)
Derivative assets	376	(106)	(267)	–	3
Reverse repurchase agreements	2,868	–	–	(2,868)	–
Total financial assets	3,244	(106)	(267)	(2,868)	3
Derivative liabilities	(1,597)	106	512	927	(52)
Securities lending and repurchase agreements	(272)	–	43	228	(1)
Total financial liabilities	(1,869)	106	555	1,155	(53)

	31 Dec 2023 $m
		Related amounts not offset
	Gross amount	in the balance sheet
	included in the				Net amount
	balance	Financial	Cash	Securities	included in the
	sheet	instruments	collateral	collateral	balance sheet
	note (i)	note (ii)		note (iii)	note (iv)
Derivative assets	1,820	(138)	(1,529)	(11)	142
Reverse repurchase agreements	3,616	(12)	–	(3,604)	–
Total financial assets	5,436	(150)	(1,529)	(3,615)	142
Derivative liabilities	(225)	138	57	–	(30)
Securities lending and repurchase agreements	(713)	–	(18)	730	(1)
Total financial liabilities	(938)	138	39	730	(31)

Notes

(i)	The Group has not offset any of the amounts included in the balance sheet.
(ii)	Represents the amount that could be offset under master netting or similar arrangements where the Group does not satisfy the full criteria to offset in the balance sheet.
(iii)	Excludes initial margin amounts for exchange-traded derivatives.
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

The amounts recorded in the balance sheet as insurance and reinsurance contract asset and liabilities are set out in the table below (on the left– hand side), broken out into their component parts. Additionally, presented on the right–hand side, are the same amounts but including the Group’s share of the relevant amounts of its joint venture and associates, which are equity accounted for on the statement of financial position and hence all assets and liabilities of those businesses are included in a separate line.

Management believes that the movement in the CSM is a key driver for understanding changes in profitability from period to period and as the Group’s share of the results of the joint ventures and associates are included in the Group’s adjusted operating and total profit, it is relevant to understand the movement in insurance assets and liabilities including those entities too.

Therefore, note C3 comprises:

–

Note C3.1, which sets out the components of assets and liabilities as described above. It also provides adjusted total comprehensive equity, which includes the CSM net of tax and other adjustments, that management believes is a better measure of value than IFRS shareholders’ equity alone as it includes the Group’s future expected profits, based on assumptions at 31 December, on policies that are in-force at the balance sheet date.

–

Note C3.2, which contains the required IFRS 17 disclosures on how certain insurance and reinsurance contract balances have moved during the year, including an analysis of the movement of CSM by transition type. These exclude balances of joint ventures and associate.

–

Note C3.3 includes the disclosures in C3.2 which management believes would be helpful to show on a basis that includes the Group’s share of joint ventures and associates, together with a further breakdown of the movement in insurance and reinsurance contract balances by segment. The difference in most cases between the notes in C3.2 and C3.3 is solely the addition of the amounts of joint ventures and associate and so no explicit reconciliation has been provided to bridge between the two.

C3.1  Group overview

(a)    Analysis of Group insurance and reinsurance contract assets and liabilities

The table below provides an analysis of portfolio of insurance and reinsurance (RI) contract assets and liabilities held on the Group’s statement of financial position.

	Excluding JVs and associates $m						Including JVs and associates $m
	Assets		Liabilities		Net liabilities (assets)		Assets		Liabilities		Net liabilities (assets)
	Insurance	RI	Insurance	RI	Insurance	RI	Insurance	RI	Insurance	RI	Insurance	RI
	note (i)	note (i)	note (i)	note (i)	note (ii)		note (i)	note (i)	note (i)	note (i)	note (ii)
As at 31 Dec 2024
Best estimate liabilities (BEL)	4,566	2,624	127,942	423	123,376	(2,201)	4,799	2,783	148,867	461	144,068	(2,322)
Risk adjustment for non-financial risk (RA)	(791)	99	1,655	(44)	2,446	(143)	(803)	128	1,940	(47)	2,743	(175)
Contractual service margin (CSM)	(2,462)	667	17,968	157	20,430	(510)	(2,599)	645	19,862	144	22,461	(501)
Insurance contract balances notes C3.2 C3.3	1,313	3,390	147,565	536	146,252	(2,854)	1,397	3,556	170,669	558	169,272	(2,998)
Assets for insurance acquisition cash flows	32	–	1	–	(31)	–	32	–	1	–	(31)	–
Insurance and reinsurance contract (assets) liabilities	1,345	3,390	147,566	536	146,221	(2,854)	1,429	3,556	170,670	558	169,241	(2,998)

As at 31 Dec 2023
Best estimate liabilities (BEL)	3,952	1,175	120,115	1,182	116,163	7	3,998	1,315	139,673	1,222	135,675	(93)
Risk adjustment for non-financial risk (RA)	(631)	(84)	1,713	(21)	2,344	63	(630)	(67)	1,969	(24)	2,599	43
Contractual service margin (CSM)	(2,173)	1,335	18,011	(10)	20,184	(1,345)	(2,176)	1,321	20,176	(19)	22,352	(1,340)
Insurance contract balances notes C3.2 C3.3	1,148	2,426	139,839	1,151	138,691	(1,275)	1,192	2,569	161,818	1,179	160,626	(1,390)
Assets for insurance acquisition cash flows	32	–	1	–	(31)	–	32	–	1	–	(31)	–
Insurance and reinsurance contract (assets) liabilities	1,180	2,426	139,840	1,151	138,660	(1,275)	1,224	2,569	161,819	1,179	160,595	(1,390)

Notes

(i)

The Group’s investments in joint ventures and associates are accounted for using the equity method. The Group’s share of insurance and reinsurance contract liabilities and assets as shown above relate to the life business of Mainland China, India and Takaful business in Malaysia.

(ii)

At 31 December 2024 and 2023, the Group’s exposure to credit risk arising from insurance contracts issued is not material to the Group as premiums receivable from an individual party (policyholders and intermediaries) is not material to the Group.

(b)    Adjusted total comprehensive equity

		Group’s share
	Excluding	related to	Including
	JVs and	JVs and	JVs and
	associates	associates	associates
	$m	$m	$m
As at 31 Dec 2024
Shareholders’ equity	15,080	2,412	17,492
CSM, net of reinsurance	19,920	2,040	21,960
Remove: CSM asset attaching to reinsurance contracts wholly attributable to policyholders	789	–	789
Remove: CSM, net of reinsurance, attributable to non-controlling interests note D2	(977)	–	(977)
Shareholders’ CSM, net of reinsurance	19,732	2,040	21,772
Less: Related tax adjustments	(2,134)	(470)	(2,604)
Adjusted total comprehensive equity	32,678	3,982	36,660

As at 31 Dec 2023
Shareholders’ equity	15,883	1,940	17,823
CSM, net of reinsurance	18,839	2,173	21,012
Remove: CSM asset attaching to reinsurance contracts wholly attributable to policyholders	1,367	–	1,367
Shareholders’ CSM, net of reinsurance	20,206	2,173	22,379
Less: Related tax adjustments	(2,347)	(509)	(2,856)
Adjusted total comprehensive equity	33,742	3,604	37,346

C3.2  Analysis of movements in insurance and reinsurance contract balances (excluding JVs and associates)

(a)    Analysis of movements in insurance and reinsurance contract balances by measurement component

An analysis of movements in insurance and reinsurance contract balances by measurement component and excluding the Group’s share of insurance and reinsurance contract liabilities and assets relate to the life JVs and associates is set out below:

	Excluding JVs and associates
	2024 $m
	Insurance				Reinsurance
	BEL	RA	CSM	Total	BEL	RA	CSM	Total
			note (b)				note (b)
Opening assets	(3,952)	631	2,173	(1,148)	(1,175)	84	(1,335)	(2,426)
Opening liabilities	120,115	1,713	18,011	139,839	1,182	(21)	(10)	1,151
Net (assets) liabilities at 1 Jan	116,163	2,344	20,184	138,691	7	63	(1,345)	(1,275)
Changes that relate to future service
Changes in estimates that adjust the CSM	(178)	25	153	–	(475)	(216)	691	–
Changes in estimates that result in losses or reversal of losses on onerous contracts	100	24	–	124	49	–	–	49
New contracts in the year	(2,709)	315	2,401	7	(10)	(5)	14	(1)
	(2,787)	364	2,554	131	(436)	(221)	705	48
Changes that relate to current service
Release of CSM to profit or loss	–	–	(2,286)	(2,286)	–	–	159	159
Release of risk adjustment to profit or loss	–	(257)	–	(257)	–	16	–	16
Experience adjustments	(153)	–	–	(153)	112	–	–	112
	(153)	(257)	(2,286)	(2,696)	112	16	159	287
Changes that relate to past service
Adjustments to assets and liabilities for incurred claims	(34)	4	–	(30)	(33)	–	–	(33)
Insurance service result	(2,974)	111	268	(2,595)	(357)	(205)	864	302

Net finance (income) expense
Accretion of interest on GMM contracts note (i)	(24)	49	270	295	(73)	(6)	(30)	(109)
Other net finance (income) expense	3,849	3	7	3,859	435	5	7	447
	3,825	52	277	4,154	362	(1)	(23)	338
Total amount recognised in income statement note (iv)	851	163	545	1,559	5	(206)	841	640
Effect of movements in exchange rates	(1,423)	(41)	(299)	(1,763)	15	–	(6)	9
Total amount recognised in comprehensive income	(572)	122	246	(204)	20	(206)	835	649

Cash flows
Premiums received net of ceding commissions paid	24,283	–	–	24,283	(2,837)	–	–	(2,837)
Insurance acquisition cash flows	(4,798)	–	–	(4,798)	–	–	–	–
Claims and other insurance service expenses net of recoveries from reinsurance received note (ii)	(11,427)	–	–	(11,427)	612	–	–	612
Total cash flows	8,058	–	–	8,058	(2,225)	–	–	(2,225)
Other changes note (iii)	(273)	(20)	–	(293)	(3)	–	–	(3)
Closing assets	(4,566)	791	2,462	(1,313)	(2,624)	(99)	(667)	(3,390)
Closing liabilities	127,942	1,655	17,968	147,565	423	(44)	157	536
Net (assets) liabilities at 31 Dec	123,376	2,446	20,430	146,252	(2,201)	(143)	(510)	(2,854)

	Excluding JVs and associates
	2023 $m
	Insurance				Reinsurance
	BEL	RA	CSM	Total	BEL	RA	CSM	Total
			note (b)				note (b)
Opening assets	(3,540)	505	1,929	(1,106)	(508)	39	(1,387)	(1,856)
Opening liabilities	107,582	1,418	17,239	126,239	1,162	(44)	57	1,175
Net (assets) liabilities at 1 Jan	104,042	1,923	19,168	125,133	654	(5)	(1,330)	(681)
Changes that relate to future service
Changes in estimates that adjust the CSM	(1,181)	343	838	–	57	43	(100)	–
Changes in estimates that result in losses or reversal of losses on onerous contracts	196	(6)	–	190	(98)	–	–	(98)
New contracts in the year	(2,461)	295	2,173	7	75	(5)	(70)	—
	(3,446)	632	3,011	197	34	38	(170)	(98)
Changes that relate to current service
Release of CSM to profit or loss	–	–	(2,193)	(2,193)	–	–	203	203
Release of risk adjustment to profit or loss	–	(228)	–	(228)	–	24	—	24
Experience adjustments	(176)	–	–	(176)	45	–	–	45
	(176)	(228)	(2,193)	(2,597)	45	24	203	272
Changes that relate to past service
Adjustments to assets and liabilities for incurred claims	144	(2)	–	142	(3)	–	–	(3)
Insurance service result	(3,478)	402	818	(2,258)	76	62	33	171

Net finance (income) expense
Accretion of interest on GMM contracts note (i)	(43)	47	229	233	6	(2)	(49)	(45)
Other net finance (income) expense	8,650	(32)	(12)	8,606	(156)	10	–	(146)
	8,607	15	217	8,839	(150)	8	(49)	(191)
Total amount recognised in income statement	5,129	417	1,035	6,581	(74)	70	(16)	(20)
Effect of movements in exchange rates	225	4	(19)	210	1	(2)	1	–
Total amount recognised in comprehensive income	5,354	421	1,016	6,791	(73)	68	(15)	(20)

Cash flows
Premiums received net of ceding commissions paid	22,294	–	–	22,294	(1,032)	–	–	(1,032)
Insurance acquisition cash flows	(4,270)	–	–	(4,270)	–	–	–	—
Claims and other insurance service expenses net of recoveries from reinsurance received note (ii)	(11,082)	–	–	(11,082)	458	–	–	458
Total cash flows	6,942	–	–	6,942	(574)	–	–	(574)

Other changes note (iii)	(175)	–	–	(175)	–	–	–	–

Closing assets	(3,952)	631	2,173	(1,148)	(1,175)	84	(1,335)	(2,426)
Closing liabilities	120,115	1,713	18,011	139,839	1,182	(21)	(10)	1,151
Net (assets) liabilities at 31 Dec	116,163	2,344	20,184	138,691	7	63	(1,345)	(1,275)

Notes

(i)	Accretion of interest includes interest on policy loans.
(ii)	Including investment component.
(iii)

Other changes include movements in insurance contract liabilities arising from adjustments to remove the incurred non-cash expenses (such as depreciation and amortisation) from insurance contract asset and liability balances as well as the net insurance and reinsurance liabilities at 31 December 2024 of businesses classified as held for sale. Comparative results are as published and include the results of these businesses.

(iv)

The Group does not utilise the risk mitigation option in its IFRS 17 VFA liability accounting except in connection with a short-term premium prepayment option available on certain participating products in Hong Kong effective from 1 January 2024, which has had a minor effect on the income statement.

(b)    CSM transition approach

The table below provides an analysis of CSM by transition approach excluding JVs and associates:

	Insurance contracts (excluding JVs and associates)
	2024 $m				2023 $m
	Contracts	Contracts	Other		Contracts	Contracts	Other
	under MRA	under FVA	contracts*	Total CSM	under MRA	under FVA	contracts*	Total CSM
Balance at 1 Jan	829	3,674	15,681	20,184	822	3,635	14,711	19,168
Changes that relate to future service
Changes in estimates that adjust the CSM	(11)	162	2	153	143	462	233	838
New contracts in the year	–	–	2,401	2,401	–	–	2,173	2,173
	(11)	162	2,403	2,554	143	462	2,406	3,011
Changes that relate to current service
Release of CSM to profit or loss	(114)	(418)	(1,754)	(2,286)	(135)	(434)	(1,624)	(2,193)
	(125)	(256)	649	268	8	28	782	818
Net finance (income) expenses from insurance contracts	35	(60)	302	277	24	3	190	217
Effect of movements in exchange rates	8	(87)	(220)	(299)	(25)	8	(2)	(19)
Balance at 31 Dec	747	3,271	16,412	20,430	829	3,674	15,681	20,184

*

Other contracts represent groups of insurance contracts measured under the full retrospective approach at the transition date, 1 January 2022 and groups of contracts recognised on or after the transition date.

	Reinsurance contracts (excluding JVs and associates)
	2024 $m				2023 $m
	Contracts	Contracts	Other		Contracts	Contracts	Other
	under MRA	under FVA	contracts*	Total CSM	under MRA	under FVA	contracts*	Total CSM
Balance at 1 Jan	–	(45)	(1,300)	(1,345)	–	(34)	(1,296)	(1,330)
Changes that relate to future service
Changes in estimates that adjust the CSM	–	13	678	691	–	(19)	(81)	(100)
New contracts in the year	–	–	14	14	–	–	(70)	(70)
	–	13	692	705	–	(19)	(151)	(170)
Changes that relate to current service
Release of CSM to profit or loss	–	5	154	159	–	8	195	203
	–	18	846	864	–	(11)	44	33
Net finance (income) expenses from reinsurance contracts	–	(1)	(22)	(23)	–	(1)	(48)	(49)
Effect of movements in exchange rates	–	1	(7)	(6)	–	1	–	1
Balance at 31 Dec	–	(27)	(483)	(510)	–	(45)	(1,300)	(1,345)

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

(c)    Analysis of movements in insurance and reinsurance contract balances by remaining coverage and incurred claims (excluding JVs and associates)

An analysis of movements in insurance and reinsurance contract balances by remaining coverage and incurred claims and excluding JVs and associates is set out below:

	Excluding JVs and associates
	2024 $m
	Insurance				Reinsurance
	Liabilities for remaining				Liabilities for remaining
	coverage				coverage
	Excluding		Liabilities		Excluding	Loss-	Liabilities
	loss	Loss	for incurred		loss-	recovery	for incurred
	component	component	claims	Total	recovery	component	claims	Total
		note (i)			component	note (i)
Opening assets	(1,285)	20	117	(1,148)	(2,023)	(119)	(284)	(2,426)
Opening liabilities	137,019	805	2,015	139,839	1,200	(15)	(34)	1,151
Net (assets) liabilities at 1 Jan	135,734	825	2,132	138,691	(823)	(134)	(318)	(1,275)

Insurance revenue
Contracts measured under the modified retrospective approach	(415)	–	–	(415)
Contracts measured under the fair value approach	(1,176)	–	–	(1,176)
Other contracts note (ii)	(8,767)	–	–	(8,767)
	(10,358)	–	–	(10,358)
Insurance service expense	–	–	–	–
Incurred claims and other directly attributable expenses	–	(46)	4,551	4,505
Amortisation of insurance acquisition cash flows	3,157	–	–	3,157
Losses or reversal of losses on onerous contracts	–	131	–	131
Adjustments to liability for incurred claims	–	–	(30)	(30)
	3,157	85	4,521	7,763
Net (income) expense from reinsurance contracts held	–	–	–	–	832	48	(578)	302
Insurance service result	(7,201)	85	4,521	(2,595)	832	48	(578)	302

Investment components and premium refunds	(7,008)	–	7,008	–	240	–	(240)	–
Net finance (income) expenses from insurance and reinsurance contracts	4,007	47	100	4,154	338	–	–	338
Total amount recognised in income statement note (v)	(10,202)	132	11,629	1,559	1,410	48	(818)	640
Effect of movement in exchange rates	(1,695)	(18)	(50)	(1,763)	12	1	(4)	9
Total amount recognised in comprehensive income	(11,897)	114	11,579	(204)	1,422	49	(822)	649

Cash flows
Premiums received net of ceding commissions paid	24,283	–	–	24,283	(2,837)	–	–	(2,837)
Insurance acquisition cash flows	(4,798)	–	–	(4,798)	-	–	–	–
Claims and other insurance service expenses net of recoveries from reinsurance received note (iii)	–	–	(11,427)	(11,427)	-	–	612	612
Total cash flows	19,485	–	(11,427)	8,058	(2,837)	–	612	(2,225)

Other changes note (iv)	(241)	(20)	(32)	(293)	(4)	–	1	(3)

Closing assets	(1,480)	38	129	(1,313)	(2,783)	(66)	(541)	(3,390)
Closing liabilities	144,561	881	2,123	147,565	542	(20)	14	536
Net (assets) liabilities at 31 Dec	143,081	919	2,252	146,252	(2,241)	(86)	(527)	(2,854)

	Excluding JVs and associates
	2023 $m
	Insurance				Reinsurance
	Liabilities for remaining				Liabilities for remaining
	coverage				coverage
	Excluding		Liabilities		Excluding	Loss-	Liabilities
	loss	Loss	for incurred		loss-	recovery	for incurred
	component	component	claims	Total	recovery	component	claims	Total
		note (i)			component	note (i)
Opening assets	(1,200)	14	80	(1,106)	(1,460)	(29)	(367)	(1,856)
Opening liabilities	123,855	622	1,762	126,239	1,220	(6)	(39)	1,175
Net (assets) liabilities at 1 Jan	122,655	636	1,842	125,133	(240)	(35)	(406)	(681)

Insurance revenue
Contracts measured under the modified retrospective approach	(247)	–	–	(247)
Contracts measured under the fair value approach	(733)	–	–	(733)
Other contracts note (ii)	(8,391)	–	–	(8,391)
	(9,371)	–	–	(9,371)
Insurance service expense
Incurred claims and other directly attributable expenses	–	(42)	4,071	4,029
Amortisation of insurance acquisition cash flows	2,745	–	–	2,745
Losses or reversal of losses on onerous contracts	–	197	–	197
Adjustments to liability for incurred claims	–	–	142	142
	2,745	155	4,213	7,113
Net (income) expense from reinsurance contracts held					640	(98)	(371)	171
Insurance service result	(6,626)	155	4,213	(2,258)	640	(98)	(371)	171

Investment components and premium refunds	(7,095)	–	7,095	–	(1)	–	1	–
Net finance (income) expenses from insurance and reinsurance contracts	8,792	15	32	8,839	(191)	–	–	(191)
Total amount recognised in income statement	(4,929)	170	11,340	6,581	448	(98)	(370)	(20)
Effect of movement in exchange rates	220	(4)	(6)	210	(1)	–	1	–
Total amount recognised in comprehensive income	(4,709)	166	11,334	6,791	447	(98)	(369)	(20)

Cash flows
Premiums received net of ceding commissions paid	22,294	–	–	22,294	(1,032)	–	–	(1,032)
Insurance acquisition cash flows	(4,270)	–	–	(4,270)	–	–	–	–
Claims and other insurance service expenses net of recoveries from reinsurance received note (iii)	–	–	(11,082)	(11,082)	–	–	458	458
Total cash flows	18,024	–	(11,082)	6,942	(1,032)	–	458	(574)

Other changes note (iv)	(236)	23	38	(175)	2	(1)	(1)	–

Closing assets	(1,285)	20	117	(1,148)	(2,023)	(119)	(284)	(2,426)
Closing liabilities	137,019	805	2,015	139,839	1,200	(15)	(34)	1,151
Net (assets) liabilities at 31 Dec	135,734	825	2,132	138,691	(823)	(134)	(318)	(1,275)

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

(iii)	Including investment component.

(iv)

Other changes include adjustments to remove the incurred non-cash expenses (such as depreciation and amortisation) from insurance contract asset and liability balances as well as the net insurance and reinsurance liabilities at 31 December 2024 of businesses classified as held for sale. Comparative results are as published and include the results of these businesses.

(v)

The Group does not utilise the risk mitigation option in its IFRS 17 VFA liability accounting except in connection with a short-term premium prepayment option available on certain participating products in Hong Kong effective from 1 January 2024, which has had a minor effect on the income statement.

(d)    Effect of insurance and reinsurance contracts initially recognised in the year

The following tables summarise the effect on the measurement components arising from the initial recognition of insurance and reinsurance contracts in the year, excluding the effect from the Group’s share of the amounts relating to life JVs and associates.

(i)   Insurance contracts

	Excluding JVs and associates
	2024 $m			2023 $m
	Profitable	Onerous		Profitable	Onerous
	contracts	contracts		contracts	contracts
	issued	issued	Total	issued	issued	Total
Estimate of present value of expected future cash outflows:
Insurance acquisition cash flows	4,493	95	4,588	4,365	101	4,466
Claims and other directly attributable expenses	19,655	592	20,247	17,125	348	17,473
	24,148	687	24,835	21,490	449	21,939
Estimate of present value of expected future cash inflows	(26,861)	(683)	(27,544)	(23,916)	(484)	(24,400)
Risk adjustment for non-financial risk	312	3	315	253	42	295
CSM	2,401	–	2,401	2,173	–	2,173
Loss recognised on initial recognition	–	7	7	–	7	7

(ii)   Reinsurance contracts

	Excluding JVs and associates
	2024 $m			2023 $m
	Contracts	Contracts		Contracts	Contracts
	initiated without	initiated with		initiated without	initiated with
	loss-recovery	loss-recovery		loss-recovery	loss-recovery
	component	component	Total	component	component	Total
Estimate of present value of expected future cash outflows	2,329	–	2,329	1,022	(1)	1,021
Estimate of present value of expected future cash inflows	(2,338)	(1)	(2,339)	(946)	–	(946)
Risk adjustment for non-financial risk	(5)	–	(5)	(5)	–	(5)
CSM	14	–	14	(71)	1	(70)
Profit recognised on initial recognition	–	(1)	(1)	–	–	–

C3.3  Analysis of movements in insurance and reinsurance contract balances (including JVs and associates)

(a)	Analysis of movements in insurance and reinsurance contract balances by measurement component

An analysis of movements in insurance and reinsurance contract balances by measurement component, excluding assets for insurance acquisition cash flows, and including the Group’s share of insurance and reinsurance contract assets and liabilities related to the life JVs and associate is set out below:

	Including JVs and associates
	2024 $m
	Insurance				Reinsurance
	BEL	RA	CSM	Total	BEL	RA	CSM	Total
			note (b)				note (b)
Opening assets	(3,998)	630	2,176	(1,192)	(1,315)	67	(1,321)	(2,569)
Opening liabilities	139,673	1,969	20,176	161,818	1,222	(24)	(19)	1,179
Net (assets) liabilities at 1 Jan	135,675	2,599	22,352	160,626	(93)	43	(1,340)	(1,390)
Changes that relate to future service
Changes in estimates that adjust the CSM	(57)	31	26	–	(473)	(225)	698	–
Changes in estimates that result in losses or reversal of losses on onerous contracts	128	29	–	157	43	–	–	43
New contracts in the year	(2,894)	349	2,585	40	(4)	(8)	11	(1)
	(2,823)	409	2,611	197	(434)	(233)	709	42
Changes that relate to current service
Release of CSM to profit or loss	–	–	(2,511)	(2,511)	–	–	159	159
Release of risk adjustment to profit or loss	–	(287)	–	(287)	–	19	–	19
Experience adjustments	(114)	–	–	(114)	116	–	–	116
	(114)	(287)	(2,511)	(2,912)	116	19	159	294
Changes that relate to past service
Adjustments to assets and liabilities for incurred claims	(73)	2	–	(71)	(30)	–	–	(30)
Insurance service result	(3,010)	124	100	(2,786)	(348)	(214)	868	306

Net finance (income) expense
Accretion of interest on GMM contracts note (i)	243	56	350	649	(80)	(7)	(29)	(116)
Other net finance (income) expense	5,367	28	7	5,402	432	3	8	443
	5,610	84	357	6,051	352	(4)	(21)	327
Total amount recognised in income statement note (iv)	2,600	208	457	3,265	4	(218)	847	633
Effect of movements in exchange rates	(2,003)	(44)	(348)	(2,395)	18	–	(8)	10
Total amount recognised in comprehensive income	597	164	109	870	22	(218)	839	643

Cash flows
Premiums received net of ceding commissions paid	27,990	–	–	27,990	(2,931)	–	–	(2,931)
Insurance acquisition cash flows	(5,226)	–	–	(5,226)	–	–	–	–
Claims and other insurance service expenses net of recoveries from reinsurance received note (ii)	(14,694)	–	–	(14,694)	683	–	–	683
Total cash flows	8,070	–	–	8,070	(2,248)	–	–	(2,248)

Other changes note (iii)	(274)	(20)	–	(294)	(3)	–	–	(3)

Closing assets	(4,799)	803	2,599	(1,397)	(2,783)	(128)	(645)	(3,556)
Closing liabilities	148,867	1,940	19,862	170,669	461	(47)	144	558
Net (assets) liabilities at 31 Dec	144,068	2,743	22,461	169,272	(2,322)	(175)	(501)	(2,998)

	Including JVs and associates
	2023 $m
	Insurance				Reinsurance
	BEL	RA	CSM	Total	BEL	RA	CSM	Total
			note (b)				note (b)
Opening assets	(3,562)	502	1,921	(1,139)	(652)	21	(1,369)	(2,000)
Opening liabilities	124,297	1,662	19,383	145,342	1,193	(47)	54	1,200
Net (assets) liabilities at 1 Jan	120,735	2,164	21,304	144,203	541	(26)	(1,315)	(800)
Changes that relate to future service
Changes in estimates that adjust the CSM	(1,142)	341	801	–	62	43	(105)	–
Changes in estimates that result in losses or reversal of losses on onerous contracts	224	(8)	–	216	(93)	–	–	(93)
New contracts in the year	(2,687)	317	2,429	59	86	(6)	(81)	(1)
	(3,605)	650	3,230	275	55	37	(186)	(94)
Changes that relate to current service
Release of CSM to profit or loss	–	–	(2,414)	(2,414)	–	–	206	206
Release of risk adjustment to profit or loss	–	(242)	–	(242)	–	27	–	27
Experience adjustments	(170)	–	–	(170)	50	–	–	50
	(170)	(242)	(2,414)	(2,826)	50	27	206	283
Changes that relate to past service
Adjustments to assets and liabilities for incurred claims	130	(3)	–	127	–	–	–	–
Insurance service result	(3,645)	405	816	(2,424)	105	64	20	189

Net finance (income) expense
Accretion of interest on GMM contracts note(i)	158	52	307	517	(3)	(3)	(47)	(53)
Other net finance (income) expense	10,379	(20)	(12)	10,347	(155)	9	–	(146)
	10,537	32	295	10,864	(158)	6	(47)	(199)
Total amount recognised in income statement	6,892	437	1,111	8,440	(53)	70	(27)	(10)
Effect of movements in exchange rates	(49)	(2)	(63)	(114)	2	(1)	2	3
Total amount recognised in comprehensive income	6,843	435	1,048	8,326	(51)	69	(25)	(7)

Cash flows
Premiums received net of ceding commissions paid	26,224	–	–	26,224	(1,137)	–	–	(1,137)
Insurance acquisition cash flows	(4,802)	–	–	(4,802)	–	–	–	–
Claims and other insurance service expenses net of recoveries from reinsurance received note (ii)	(13,144)	–	–	(13,144)	554	–	–	554
Total cash flows	8,278	–	–	8,278	(583)	–	–	(583)

Other changes note(iii)	(181)	–	–	(181)	–	–	–	–

Closing assets	(3,998)	630	2,176	(1,192)	(1,315)	67	(1,321)	(2,569)
Closing liabilities	139,673	1,969	20,176	161,818	1,222	(24)	(19)	1,179
Net (assets) liabilities at 31 Dec	135,675	2,599	22,352	160,626	(93)	43	(1,340)	(1,390)

Notes

(i)	Accretion of interest includes interest on policy loans.
(ii)	Including investment component.
(iii)

Other changes include movements in insurance contract liabilities arising from adjustments to remove the incurred non-cash expenses (such as depreciation and amortisation) from insurance contract asset and liability balances as well as the net insurance and reinsurance liabilities at 31 December 2024 of businesses classified as held for sale. Comparative results are as published and include the results of this business.

(iv)

The Group does not utilise the risk mitigation option in its IFRS 17 VFA liability accounting except in connection with a short-term premium prepayment option available on certain participating products in Hong Kong effective from 1 January 2024, which has had a minor effect on the income statement.

(b)	Analysis of CSM by transition approach including JVs and associates

	Insurance contracts (including JVs and associates)
	2024 $m				2023 $m
	Contracts	Contracts	Other		Contracts	Contracts	Other
	under MRA	under FVA	contracts*	Total CSM	under MRA	under FVA	contracts*	Total CSM
Balance at 1 Jan	1,922	4,143	16,287	22,352	2,033	4,102	15,169	21,304
Changes that relate to future service
Changes in estimates that adjust the CSM	(81)	131	(24)	26	117	496	188	801
New contracts in the year	–	–	2,585	2,585	–	–	2,429	2,429
	(81)	131	2,561	2,611	117	496	2,617	3,230
Changes that relate to current service
Release of CSM to profit or loss	(209)	(442)	(1,860)	(2,511)	(247)	(458)	(1,709)	(2,414)
	(290)	(311)	701	100	(130)	38	908	816
Net finance (income) expenses from insurance contracts	73	(53)	337	357	66	9	220	295
Effect of movements in exchange rates	(22)	(89)	(237)	(348)	(47)	(6)	(10)	(63)
Balance at 31 Dec	1,683	3,690	17,088	22,461	1,922	4,143	16,287	22,352

*

Other contracts represent groups of insurance contracts measured under the full retrospective approach at the transition date, 1 January 2022, and groups of contracts recognised on or after the transition date.

The majority of the CSM on transition on insurance contracts under MRA arises from the Mainland China joint venture, while the majority of the CSM on transition under FVA arises from the Hong Kong and Singapore businesses.

The transition approach adopted by the Group’s main business segments for the different cohorts of their insurance contracts is summarised in the table below. The overlap between approaches reflects the fact that the approaches used vary by insurance contract portfolio and year of issue (cohort).

	FRA	MRA	FVA
	Cohort	Cohort	Cohort
Mainland China	n/a	2016 – 2021	Pre-2016
Hong Kong	2010 – 2021	n/a	Pre-2010
Singapore	2009 – 2021	n/a	Pre-2009
Pre-1999
(Unit-linked)
Pre-2009
	2010 – 2021		(Non-
	(Unit-linked)		participating)
	2010-2021	2000 – 2009	Pre-2021
Malaysia	(Non-participating)	(Unit-linked)	(Other)
Indonesia note(i)	2010 – 2021	2007 – 2009	Pre-2007
Growth markets and other	See note (ii)	See note (ii)	See note (ii)

Notes

(i)	The cohorts shown are in respect of Indonesia’s unit-linked portfolios.
(ii)	CSM on transition for Growth markets primarily arises from Vietnam, Taiwan and the Philippines. Vietnam has applied the FRA for cohorts from 2013 – 2021 (all businesses), MRA for cohorts from 2008 – 2012 (Participating only) and FVA for cohorts prior to 2008 (Participating) and prior to 2013 (Non - participating). Taiwan and the Philippines have applied the FRA for cohorts from 2010 – 2021 and FVA for all cohorts prior to 2010.

	Reinsurance contracts (including JVs and associates)
	2024 $m				2023 $m
	Contracts	Contracts	Other		Contracts	Contracts	Other
	under MRA	under FVA	contracts*	Total CSM	under MRA	under FVA	contracts*	Total CSM
Balance at 1 Jan	–	(63)	(1,277)	(1,340)	–	(55)	(1,260)	(1,315)
Changes that relate to future service
Changes in estimates that adjust the CSM	–	8	690	698	–	(17)	(88)	(105)
New contracts in the year	–	–	11	11	–	—	(81)	(81)
	–	8	701	709	–	(17)	(169)	(186)
Changes that relate to current service
Release of CSM to profit or loss	–	7	152	159	–	10	196	206
	–	15	853	868	–	(7)	27	20
Net finance (income) expenses from reinsurance contracts	–	(2)	(19)	(21)	–	(2)	(45)	(47)
Effect of movements in exchange rates	–	1	(9)	(8)	–	1	1	2
Balance at 31 Dec	–	(49)	(452)	(501)	–	(63)	(1,277)	(1,340)

*.

Other contracts represent groups of reinsurance contracts measured under the full retrospective approach at the transition date, 1 January 2022, and groups of contracts recognised on or after the transition date.

The CSM on transition on reinsurance contracts held primarily arises from the Hong Kong segment, which has predominantly applied the FRA to transition reinsurance cohorts from 2010 – 2021 and the FVA for reinsurance cohorts prior to 2010.

(c)    Additional analysis of insurance and reinsurance contract balances by segment

The table below provides an analysis of portfolio of insurance and reinsurance contract balances, excluding assets for insurance acquisition cash flows, by segment. The balances presented include Group’s share of insurance contract balances relating to the life business of Mainland China, India and Takaful business in Malaysia, which are accounted for on an equity method in the Consolidated statement of financial position.

	Insurance $m				Reinsurance $m
	BEL	RA	CSM	Total	BEL	RA	CSM	Total
As at 31 Dec 2024
Mainland China	14,033	168	1,484	15,685	3	(3)	(22)	(22)
Hong Kong	63,056	698	8,840	72,594	(1,220)	(84)	(738)	(2,042)
Indonesia	1,839	189	622	2,650	11	(8)	12	15
Malaysia	7,032	418	2,135	9,585	15	(12)	14	17
Singapore	34,235	815	5,160	40,210	(1,169)	(15)	267	(917)
Growth markets and other	23,873	455	4,220	28,548	38	(53)	(34)	(49)
Total insurance segments	144,068	2,743	22,461	169,272	(2,322)	(175)	(501)	(2,998)

As at 31 Dec 2023
Mainland China	13,029	152	1,652	14,833	4	(3)	(22)	(21)
Hong Kong	60,761	776	8,536	70,073	(44)	84	(1,429)	(1,389)
Indonesia	2,197	206	739	3,142	22	(7)	(6)	9
Malaysia	5,910	357	2,127	8,394	26	(7)	6	25
Singapore	31,770	687	4,962	37,419	(146)	3	149	6
Growth markets and other	22,008	421	4,336	26,765	45	(27)	(38)	(20)
Total insurance segments	135,675	2,599	22,352	160,626	(93)	43	(1,340)	(1,390)

Summarised movement analysis of insurance and reinsurance contract balances by segment

	Insurance $m
						Growth	Total
	Mainland					markets and	insurance
	China	Hong Kong	Indonesia	Malaysia	Singapore	other	segments
Net (assets) liabilities at 1 Jan 2023	12,837	62,686	3,277	8,027	33,903	23,473	144,203
Insurance service result	(98)	(755)	(146)	(254)	(598)	(573)	(2,424)
Net finance (income) expenses from insurance contracts
Accretion of interest on GMM contracts	227	(1)	43	100	6	142	517
Other net finance expense	692	3,646	145	498	2,657	2,709	10,347
	919	3,645	188	598	2,663	2,851	10,864
Total amount recognised in income statement	821	2,890	42	344	2,065	2,278	8,440

Effect of movements in exchange rates	(259)	(11)	46	(336)	621	(175)	(114)
Total amount recognised in comprehensive income	562	2,879	88	8	2,686	2,103	8,326
Total cash flows	1,434	4,509	(186)	364	884	1,273	8,278
Other changes	–	(1)	(37)	(5)	(54)	(84)	(181)
Net (assets) liabilities at 31 Dec 2023 / 1 Jan 2024	14,833	70,073	3,142	8,394	37,419	26,765	160,626
Insurance service result	(104)	(971)	(213)	(290)	(683)	(525)	(2,786)
Net finance (income) expenses from insurance contracts
Accretion of interest on GMM contracts	286	2	48	94	7	212	649
Other net finance (income) expense	811	(1,792)	54	857	3,672	1,800	5,402
	1,097	(1,790)	102	951	3,679	2,012	6,051
Total amount recognised in income statement	993	(2,761)	(111)	661	2,996	1,487	3,265
Effect of movements in exchange rates	(439)	376	(134)	252	(1,321)	(1,129)	(2,395)
Total amount recognised in comprehensive income	554	(2,385)	(245)	913	1,675	358	870
Total cash flows	298	4,907	(245)	279	1,170	1,661	8,070
Other changes	–	(1)	(2)	(1)	(54)	(236)	(294)
Net (assets) liabilities at 31 Dec 2024	15,685	72,594	2,650	9,585	40,210	28,548	169,272

	Reinsurance $m
						Growth	Total
	Mainland					markets and	insurance
	China	Hong Kong	Indonesia	Malaysia	Singapore	other	segments
Net (assets) liabilities at 1 Jan 2023	(22)	(923)	5	22	178	(60)	(800)
Insurance service result	8	135	2	9	17	18	189
Net finance (income) expenses from reinsurance contracts
Accretion of interest on GMM contracts	(1)	(38)	–	1	(8)	(7)	(53)
Other net finance (income) expense	–	(154)	(6)	–	1	13	(146)
	(1)	(192)	(6)	1	(7)	6	(199)
Total amount recognised in income statement	7	(57)	(4)	10	10	24	(10)

Effect of movements in exchange rates	3	(2)	(1)	(1)	(1)	5	3
Total amount recognised in comprehensive income	10	(59)	(5)	9	9	29	(7)
Total cash flows	(9)	(407)	9	(6)	(181)	11	(583)
Other changes	–	–	–	–	–	–	–
Net (assets) liabilities at 31 Dec 2023 / 1 Jan 2024	(21)	(1,389)	9	25	6	(20)	(1,390)
Insurance service result	5	279	8	12	(11)	13	306
Net finance (income) expenses from reinsurance contracts
Accretion of interest on GMM contracts	(1)	(79)	–	1	(32)	(5)	(116)
Other net finance (income) expense	1	472	(1)	–	(23)	(6)	443
	–	393	(1)	1	(55)	(11)	327
Total amount recognised in income statement	5	672	7	13	(66)	2	633
Effect of movements in exchange rates	2	(11)	(1)	1	18	1	10
Total amount recognised in comprehensive income	7	661	6	14	(48)	3	643
Total cash flows	(8)	(1,314)	–	(22)	(875)	(29)	(2,248)
Other changes	–	–	–	–	–	(3)	(3)
Net (assets) liabilities at 31 Dec 2024	(22)	(2,042)	15	17	(917)	(49)	(2,998)

(d)	Contractual service margin

The following tables illustrate when the Group expects to recognise the remaining CSM in profit or loss after the reporting date based on the assumptions and economics in place at the year ends shown. Future new business is excluded.

(i)	Insurance contracts – expected recognition of the CSM

	31 Dec 2024 $m
	Total as reported on the		Total including
	consolidated statement of	Group’s share relating to	Group’s share relating to
	financial position	JVs and associates	JVs and associates
1 year or less	2,092	214	2,306
After 1 year to 2 years	1,863	181	2,044
After 2 years to 3 years	1,666	156	1,822
After 3 years to 4 years	1,495	136	1,631
After 4 years to 5 years	1,323	119	1,442
After 5 years to 10 years	4,653	436	5,089
After 10 years to 15 years	2,988	278	3,266
After 15 years to 20 years	1,777	187	1,964
After 20 years	2,573	324	2,897
Total insurance CSM	20,430	2,031	22,461

	31 Dec 2023 $m
	Total as reported on the		Total including
	consolidated statement of	Group’s share relating to	Group’s share relating to
	financial position	JVs and associates	JVs and associates
1 year or less	2,041	226	2,267
After 1 year to 2 years	1,780	190	1,970
After 2 years to 3 years	1,586	165	1,751
After 3 years to 4 years	1,412	146	1,558
After 4 years to 5 years	1,283	127	1,410
After 5 years to 10 years	4,604	474	5,078
After 10 years to 15 years	2,924	293	3,217
After 15 years to 20 years	1,781	195	1,976
After 20 years	2,773	352	3,125
Total insurance CSM	20,184	2,168	22,352

(ii)	Reinsurance contracts – expected recognition of the CSM

	31 Dec 2024 $m
	Total as reported on the		Total including
	consolidated statement of	Group’s share relating to	Group’s share relating to
	financial position	JVs and associates	JVs and associates
1 year or less	(55)	(4)	(59)
After 1 year to 2 years	(48)	2	(46)
After 2 years to 3 years	(45)	2	(43)
After 3 years to 4 years	(40)	2	(38)
After 4 years to 5 years	(37)	1	(36)
After 5 years to 10 years	(125)	5	(120)
After 10 years to 15 years	(64)	2	(62)
After 15 years to 20 years	(36)	1	(35)
After 20 years	(60)	(2)	(62)
Total reinsurance CSM	(510)	9	(501)

	31 Dec 2023 $m
	Total as reported on the		Total including
	consolidated statement of	Group’s share relating to	Group’s share relating to
	financial position	JVs and associates	JVs and associates
1 year or less	(177)	(2)	(179)
After 1 year to 2 years	(132)	–	(132)
After 2 years to 3 years	(103)	1	(102)
After 3 years to 4 years	(85)	1	(84)
After 4 years to 5 years	(74)	1	(73)
After 5 years to 10 years	(268)	3	(265)
After 10 years to 15 years	(173)	2	(171)
After 15 years to 20 years	(113)	–	(113)
After 20 years	(220)	(1)	(221)
Total reinsurance CSM	(1,345)	5	(1,340)

(e)	Maturity analysis of the future cash flows of insurance and reinsurance contract liabilities

The following table shows the maturity profile of the expected future cash flows on a discounted basis (as included in the BEL) relating to insurance and reinsurance contract liabilities, respectively. The amounts in the table below include the expected amounts payable on demand at a timing of when they are expected to occur over the outstanding duration of the existing business. At 31 December 2024, the amounts payable on demand from insurance contracts, excluding JVs and associates, are $123,724 million (31 December 2023: $117,032 million).

(i)Insurance contract liabilities – expected cash flows (discounted)

	31 Dec 2024 $m
	Total as reported on the		Total including
	consolidated statement of	Group’s share relating to	Group’s share relating to
	financial position	JVs and associates	JVs and associates
1 year or less	(2,317)	(178)	(2,495)
After 1 year to 2 years	(910)	439	(471)
After 2 years to 3 years	1,140	943	2,083
After 3 years to 4 years	3,351	683	4,034
After 4 years to 5 years	4,707	772	5,479
After 5 years to 10 years	22,466	2,734	25,200
After 10 years to 15 years	21,715	2,686	24,401
After 15 years to 20 years	18,396	2,159	20,555
After 20 years*	59,394	10,687	70,081
Total expected future cash flows from insurance contract liabilities	127,942	20,925	148,867

	31 Dec 2023 $m
	Total as reported on the		Total including
	consolidated statement of	Group’s share relating to	Group’s share relating to
	financial position	JVs and associates	JVs and associates
1 year or less	2,256	(477)	1,779
After 1 year to 2 years	2,262	94	2,356
After 2 years to 3 years	4,269	516	4,785
After 3 years to 4 years	5,272	973	6,245
After 4 years to 5 years	4,436	828	5,264
After 5 years to 10 years	18,726	3,076	21,802
After 10 years to 15 years	16,374	2,703	19,077
After 15 years to 20 years	14,560	2,016	16,576
After 20 years*	51,960	9,829	61,789
Total expected future cash flows from insurance contract liabilities	120,115	19,558	139,673

*Including items that have no stated maturity.

(ii)	Reinsurance contract liabilities – expected cash flows (discounted)

	31 Dec 2024 $m
	Total as reported on the		Total including
	consolidated statement of	Group’s share relating to	Group’s share relating to
	financial position	JVs and associates	JVs and associates
1 year or less	136	11	147
After 1 year to 2 years	68	(1)	67
After 2 years to 3 years	30	(1)	29
After 3 years to 4 years	4	(1)	3
After 4 years to 5 years	4	(1)	3
After 5 years to 10 years	20	(1)	19
After 10 years to 15 years	8	1	9
After 15 years to 20 years	(6)	3	(3)
After 20 years	159	28	187
Total expected future cash flows from reinsurance contract liabilities	423	38	461

	31 Dec 2023 $m
	Total as reported on the		Total including
	consolidated statement of	Group’s share relating to	Group’s share relating to
	financial position	JVs and associates	JVs and associates
1 year or less	820	15	835
After 1 year to 2 years	58	–	58
After 2 years to 3 years	54	–	54
After 3 years to 4 years	26	–	26
After 4 years to 5 years	4	–	4
After 5 years to 10 years	(3)	1	(2)
After 10 years to 15 years	4	2	6
After 15 years to 20 years	5	3	8
After 20 years	214	19	233
Total expected future cash flows from reinsurance contract liabilities	1,182	40	1,222

C3.4  Products and determining contract liabilities

(a)	Approach to transition to IFRS 17

Transition refers to the determination of the opening balance sheet for the first year of comparative information presented under IFRS 17 (ie at 1 January 2022). The future cash flows and risk adjustment are measured on a current basis in the same manner as they would be calculated for subsequent measurement. The key component of transition is therefore the determination of the CSM.

The standard requires IFRS 17 to be applied retrospectively (the 'Full Retrospective Approach') unless impracticable. If a fully retrospective approach is impracticable there is an option to choose either a Modified Retrospective Approach or a Fair Value Approach. Prudential has adopted the Modified Retrospective Approach for cohorts of business for which expected cash flows at the date of initial recognition are not available but where actual historical cash flows are available. If reasonable and supportable information necessary to apply the modified retrospective approach is not available, the fair value approach must be applied.

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

Modified retrospective approach (MRA)

The objective of the MRA is to achieve the closest possible outcome to retrospective application using reasonable and supportable information without undue cost and effort. A number of specific modifications are permitted under the MRA. The Group has adopted the following modifications:

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

(b)	Measurement of insurance and reinsurance contracts

Level of aggregation and initial recognition

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

Under IFRS 17 groups of contracts are measured on initial recognition as the total of:

–

Fulfilment cash flows, comprising the best estimate of the present value of future cash flows within the contract boundary that are expected to arise and an explicit risk adjustment for non-financial risk; and

–A CSM that represents the deferral of any day-one gains arising on initial recognition.

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
–

Distinct services other than insurance contract services. A service component is distinct if it is not highly interrelated with the insurance component and the entity provides no significant service in integrating the service component with the insurance component.

There are no material instances within the Group where distinct investment components, distinct services or embedded derivatives are separated from insurance contracts.

Asset management services for investments held under an insurance contract are not separated.

Subsequent measurement of CSM

Under IFRS 17 insurance contracts are measured under the GMM, VFA or PAA. The Group predominantly uses the VFA and GMM, depending on the specific characteristics of the insurance contracts. The Group makes very limited use of the PAA for some small portfolios of short duration contracts. Reinsurance contracts held are measured under the GMM.

Approximately 72 per cent of the CSM (including joint ventures and associates and net of reinsurance) at transition (as described above) was calculated under the VFA and relates to the Group’s with-profits and shareholder-backed participating products and unit-linked products with a low proportion of protection riders. The remaining approximately 28 per cent of the CSM at transition was calculated under the GMM and includes the Group’s non-profit protection products and unit-linked products with a high proportion of protection riders.

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

Other participating contracts of the Group are measured under the VFA model except for the contracts without distinct segregated funds written by the Group’s life joint venture in Mainland China, where the GMM approach is applied.

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

The fair value of underlying items of the Group’s direct participating contracts at 31 December 2024, excluding the Group’s share of the amounts that relate to life JVs and associates, is $133,641 million (31 December 2023: $127,570 million). The Group’s direct participating contracts are the contracts that are measured under the VFA model and as discussed in the table above comprise primarily the Group’s with-profits, unit-linked and shareholder-backed participating critical illness contracts. Those underlying items comprise primarily investments in debt securities, equity securities and holdings in collective investment schemes. The underlying items also include the related reinsurance assets and the policyholders’ interest in the excess net assets of relevant participating funds.

(c)    Reinsurance contracts held

The Group cedes certain business to other insurance companies. Although the ceding of insurance does not relieve the Group from its liability to its policyholders, the Group participates in such agreements largely for the purpose of managing its loss exposure. The Group evaluates the financial condition of its reinsurers and monitors concentration of credit risk from similar geographic regions, activities or economic characteristics of the reinsurers to minimise its exposure from reinsurer insolvencies. 99 per cent (31 December 2023: 98 per cent) of the Group’s reinsurance contract BEL that are assets, excluding the Group’s share of the balances held by life joint ventures and associates, are held with reinsurers with a rating of A- and above by Standard & Poor’s or other external rating agencies by reference to the reinsurance BEL.

The reinsurance contracts held primarily relate to business written in Hong Kong and Singapore. The Group cedes insurance and investment risk to limit exposure to underwriting losses and investment performance volatility under various agreements that cover individual risks, group risks or defined blocks of business, on a co-insurance, surplus, quota share or catastrophe excess of loss basis. The amount of each risk retained depends on the evaluation of the specific risk, subject to certain circumstances, to internally set maximum limits based on characteristics of coverage.

As required by IFRS 17, all reinsurance contracts held by the Group are measured using the GMM.

A group of reinsurance contracts held is recognised on the following date:

–

Reinsurance contracts held by the Group that provide proportionate coverage: The later of the start date of the coverage period and the date on which any underlying insurance contract is initially recognised. This applies to the Group’s quota share reinsurance contracts.

–

Other (non-proportionate) reinsurance contracts held by the Group: The earlier of beginning of the coverage period of the group of reinsurance contracts or the recognition date of an underlying onerous group of insurance contracts issued.

–	Reinsurance contracts held acquired via a business acquisition/ combination: The date of the business acquisition/ combination.

On initial recognition, the CSM of a group of reinsurance contracts held represents a net cost or net gain on purchasing reinsurance. It is measured as the equal and opposite amount of the total of (a) the fulfilment cash flows, (b) any amount arising from the derecognition of any assets or liabilities previously recognised for cash flows related to the group, (c) any cash flows arising at that date, and (d) any income recognised in profit or loss because of onerous underlying contracts recognised at that date. However, if the net cost of purchasing reinsurance relates to past events, the Group recognises the net cost immediately in profit or loss.

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

Goodwill

Goodwill is capitalised and carried on the Consolidated statement of financial position as an intangible asset at initial value less any accumulated impairment losses. Goodwill impairment testing is conducted annually and when there is an indication that the goodwill may be impaired.

Goodwill shown on the Consolidated statement of financial position represents amounts allocated to businesses in Asia and Africa in respect of both acquired asset management and life businesses.

	2024 $m	2023 $m
Carrying value at 1 Jan	896	890
Exchange differences	(7)	6
Reclassification as held for sale note C1.2	(41)	–
Carrying value at 31 Dec	848	896

Impairment testing

Goodwill does not generate cash flows independently of other groups of assets and thus is assigned to CGUs for the purposes of impairment testing. These CGUs are based upon how management monitors the business and represent the lowest level to which goodwill can be allocated on a reasonable basis. Of the carrying value at 31 December 2024, $450 million (31 December 2023: $449 million) relates to asset management business in Thailand and $230 million (31 December 2023: $238 million) relates to the acquisition of UOB Life in Singapore. Other goodwill amounts are allocated across CGUs, which are not individually material.

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

For the combined Thailand asset management business, the valuation is based on a number of key assumptions as follows:

–	Cash flow projections based on the latest 5-year business plan or forecast;
–	A constant growth rate of 3.5 per cent (2023: 3.5 per cent) on forecast cash flows beyond the terminal year of the cash flow projection period;
–	The risk discount rate applied in accordance with the nature of the businesses. The pre-tax discount rate applied is 9.0 per cent (2023: 9.0 per cent); and
–	The continuation of asset management contracts on similar terms.

The key assumptions used in the impairment testing, including the cash flow projections, are subject to fluctuations in the external market and economic conditions. No material impairment is expected to occur if a reasonably possible change is made to each of the individual key assumptions, which the Group has taken to be a 10 per cent fall in cash flow projections, a 1 per cent fall in the growth rate or a 1 per cent increase in the discount rate. A more significant change in the key assumptions or a combination of effects could have a larger impact on the recoverable value and so there are circumstances where an impairment could occur.

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

	2024 $m			2023 $m

	Distribution	Other		Distribution	Other
	rights	intangibles	Total	rights	intangibles	Total
	note (i)	note (ii)		note (i)	note (ii)
Balance at 1 Jan
Cost	5,585	537	6,122	5,176	489	5,665
Accumulated amortisation	(1,876)	(260)	(2,136)	(1,546)	(235)	(1,781)
	3,709	277	3,986	3,630	254	3,884
Additions	198	62	260	415	83	498
Amortisation charge	(331)	(58)	(389)	(330)	(49)	(379)
Disposals and transfers	(4)	(14)	(18)	–	(6)	(6)
Exchange differences and other movements	(13)	(2)	(15)	(6)	(5)	(11)
Balance at 31 Dec	3,559	265	3,824	3,709	277	3,986
Comprising:
Cost	5,762	570	6,332	5,585	537	6,122
Accumulated amortisation	(2,203)	(305)	(2,508)	(1,876)	(260)	(2,136)
Balance at 31 Dec	3,559	265	3,824	3,709	277	3,986

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

C5.1  Core structural borrowings of shareholder-financed businesses

	31 Dec 2024 $m	31 Dec 2023 $m
Subordinated debt
US$750m 4.875% notes	750	750
£435m 6.125% notes 2031	542	551
US$1,000m 2.95% notes 2033	997	996
Senior debt
£250m 5.875% notes 2029	299	301
US$1,000m 3.125% notes 2030	990	988
US$350m 3.625% notes 2032	347	347
Total core structural borrowings of shareholder-financed businesses	3,925	3,933

The senior debt ranks above subordinated debt in the event of liquidation.

C5.2  Operational borrowings

	31 Dec 2024 $m	31 Dec 2023 $m
Borrowings in respect of short-term fixed income securities programmes (commercial paper)	527	699
Lease liabilities under IFRS 16	257	234
Other borrowings	13	8
Total operational borrowings	797	941

C6     Risk and sensitivity analysis

The Group’s risk framework and the management of risks attaching to the Group’s consolidated financial statements including financial assets, financial liabilities and insurance liabilities, together with the inter-relationship with the management of capital, have been included in the audited sections of the Risk review report.

The financial and insurance assets and liabilities on the Group’s statement of financial position are, to varying degrees, subject to market and insurance risk and other changes of assumptions that may have an effect on IFRS basis profit or loss and shareholders’ equity as described below. The market and insurance risks and also sustainability-related risks, including how they affect Group’s operations and how these are managed, are discussed in the Risk review report referred to above. The sustainability-related risks discussed in the Risk review report include in particular the potential long-term impact of environmental risks associated with climate change (including physical and transition risks) on the Group’s investments and liabilities.

During 2024 the Group continued to apply the three commonly used scenarios of plausible global responses to climate change in its scenario testing to identify risks over the short, medium and long-term. The Group’s scenario testing results are translated into sensitivities to economic factors to assess the possible financial consequences of climate change on the Group’s business. Though the Group faces potential financial risks and impacts from plausible global responses to climate change, the results for the Group’s scenario testing are not outside observed market volatility, suggesting no immediate need for explicit climate change allowance within the current valuations of the Group’s investment portfolio. The Group remains mindful of the limitations within the results of the scenario testing and that the models for the testing continue to change. Additionally, the Group’s climate scenario analysis currently does not consider management actions the Group could take to mitigate the negative impacts of climate change. In addition, given the current insufficiency of and uncertainty in data available, at this stage, the Group’s claims and lapses assumptions for its life and health insurance business do not include additional assumptions related to the impacts of climate change over and above those that arise from the annual review of experience. The Group will continue to perform its regular experience analysis, engage with reinsurers and monitor relevant academic studies. If significant changes occur, the financial impacts from climate-related risks on insurance liabilities will be considered. The Group has analysed the distribution of its customers across locations to assess their vulnerability to extreme climate events to improve the Group’s understanding of its customers and its exposure to climate risks.

The Group benefits from diversification achieved through the geographical spread of the Group’s operations and, within those operations, through a broad mix of product types. The simplified sensitivities below are calculated at the individual business unit level and aggregated to show the Group impact and no group-level adjustments from diversification have been made.

Relevant correlation factors include:

–	Correlation across geographic regions for both financial and non-financial risk factors; and
–	Correlation across risk factors for mortality and morbidity, expenses, persistency and other risks.

The geographical diversity of the Group’s business means that it has some exposure to the risk of foreign exchange rate fluctuations where a group undertaking has a functional currency that differs from the US dollar, the Group's presentation currency. Consistent with the Group's accounting policies, the profits of these business units are translated at average exchange rates and shareholders' equity at the closing rate for the reporting period. For 2024 and 2023, the rates for the most significant operations are given in note A1. The Group has no exposure to currency fluctuation from business units that operate in USD, or currencies pegged to the USD (such as HKD), and reduced exposure to currencies partially managed to the USD within a basket of currencies (such as SGD). The impact of changes of foreign exchange rates on the Group’s assets and liabilities from the above exposure is recorded as part of other comprehensive income and in 2024 represented a loss of $(309) million (2023: $(124) million), which corresponds to 2 per cent of opening shareholders’ equity (2023: 1 per cent). Additionally, note B1.1 ‘Segment results’ shows the Group’s segment and total profit for 2023 as if it had been prepared using the same exchange rates as 2024 (ie on a CER basis) giving an indication of how foreign exchange rates impact the Group’s profit or loss.

A 5 per cent decrease (weakening of the US dollar) or increase (strengthening of the US dollar) in these rates would have increased or decreased profit for the year and shareholders’ equity of the Group respectively as follows:

	31 Dec 2024 $m		31 Dec 2023 $m
Change in local currency to $exchange rates	Decrease of 5%	Increase of 5%	Decrease of 5%	Increase of 5%
Profit after tax for the year	102	(92)	72	(65)
Shareholders’ equity	624	(565)	595	(538)

The Group is also exposed to foreign exchange gains and losses on assets and liabilities held by the Group’s undertakings in a currency other than their functional currency. These will often be managed by derivatives or by having assets and liabilities that match in terms of currency.

C6.1 Sensitivity to key market risks

The table below shows the sensitivity of the Group's profit after tax, shareholders’ equity and CSM as at 31 December 2024 and 2023 to the following market risks:

-	1 per cent increase and 0.5 per cent decrease in observable risk-free interest rates (as described in note A3.1) in isolation and subject to a floor of zero; and
-	Instantaneous 10 per cent rise and 20 per cent fall in the market value of equity and property assets. The equity risk sensitivity analysis assumes that all equity indices fall by the same percentage.

The sensitivity results assume instantaneous market movements and hence reflect the current investment portfolio and all consequential impacts as at valuation date. If the economic conditions set out in the sensitivities persisted, the financial impacts may differ to the instantaneous impacts shown below. These sensitivity results allow for limited management actions such as changes to future policyholder bonuses and re-pricing for medical business, where applicable. In practice, the market movements would be expected to occur over time and rebalancing of investment portfolios would likely be carried out to mitigate the impact of the stresses as presented below. Management could also take additional actions to help mitigate the impact of these stresses, including, but not limited to market risk hedging, increased use of reinsurance, repricing of in-force benefits, changes to new business pricing and the mix of new business being sold.

The sensitivity of the Group’s results to market risks primarily arises from the Group’s insurance businesses.

The impact of changes in interest rates and equity values impacts both assets and liabilities. For assets backing insurance contract liabilities and those related liabilities, these impacts will vary depending on whether insurance contracts are classified as VFA or GMM. In addition, there will be impacts from other shareholder assets that back IFRS shareholders’ equity rather than insurance contract liabilities. The vast majority of the Group’s investments are classified as FVTPL and so movements as a result of interest rate and equity markets directly impact profit, unless they are offset by corresponding movements in the Group’s liabilities.

For VFA contracts (which include the majority of the Group’s participating and unit-linked contracts but not all as discussed in note A3.1), movements in underlying assets are matched by a movement in insurance liabilities. Changes in BEL and RA as a result of a change in discount rate or from changes in the variable fee (that is dependent on the value of underlying assets) are taken as a change to the CSM with no immediate impact on profit or shareholders’ equity. There will, however, be an impact on profit and shareholders’ equity from changes to the CSM amortisation as a result of changes both to the CSM and the discounting of the coverage units. Onerous contracts with no CSM will also have impacts going directly to the income statement.

For GMM contracts, the CSM is calculated on a locked-in basis (ie using discount rates applied at the dates of initial recognition of each group of contracts), whereas the BEL and RA are calculated using a current discount rate. This accounting mismatch passes through the income statement. The impact will depend on whether the BEL is an asset or a liability. For BEL assets, which are largely offset by CSM liabilities (ie for certain protection contracts where future premiums are expected to exceed future claims and expenses), increases in interest rates will reduce the BEL asset with no impact on the CSM liability and hence reduce profit. For a BEL liability, where the BEL and CSM liabilities are backed by invested assets (eg certain universal life contracts), there are likely to be offsetting asset impacts (for example BEL liabilities and bond values will both reduce as interest rates increase) and the impact on profit will be dependent on any mismatches between assets and liabilities together with the impact of the CSM being calculated on a locked-in basis.

For other shareholder assets that are not backing insurance contract liabilities, increases in interest rates and falls in equity markets reduce asset values, which under the Group’s accounting policy pass directly through the income statement and hence reduce profit (vice versa for decreases in interest rates and increases in equity markets).

The income statement volatilities stated above lead to a volatility in the shareholders’ equity to the same extent.

For the Group’s asset management business, Eastspring, the profit for the period is sensitive to the level of assets under management as this significantly affects the value of management fees earned by the business in the current and future periods. Assets under management will rise and fall as market conditions change with a consequential impact on profitability.The effect on future asset management fees is not reflected in the table below.

In addition, Eastspring holds a small amount of investments directly on its balance sheet, including investments in respect of seeding capital into retail funds it sells to third parties (see note C1.1). Eastspring’s profit will therefore have some direct exposure to the market movements of these investments.

At 31 December 2024 and 2023, the Group’s central operations did not hold significant financial investments other than short-term deposits and money market funds held by the Group’s treasury function for liquidity purposes and so there is immaterial sensitivity to market movements for these investments. In addition, the central operations hold some derivatives that are used to reduce or manage investment, interest rate and currency exposures.

Base values	2024 $m	2023 $m
Profit after tax for the year for the Group	2,415	1,712
Group shareholders’ equity as at 31 Dec	17,492	17,823
CSM as at 31 Dec including JVs and associates	21,960	21,012

	31 Dec 2024 $m		31 Dec 2023 $m
Interest rates and consequential effects	Decrease of 0.5%	Increase of 1%	Decrease of 0.5%	Increase of 1%
Increase (decrease) to shareholders’ equity:
Financial assets note	7,690	(13,462)	6,815	(12,004)
Net insurance contract liabilities (including CSM) note	(7,324)	12,474	(7,332)	12,191
Net effect on shareholders' equity	348	(878)	(328)	24
Increase (decrease) to profit after tax:
Net effect on profit after tax	380	(940)	(328)	24
Increase (decrease) to CSM liability:
CSM note	395	(975)	358	(880)

	31 Dec 2024 $m		31 Dec 2023 $m
Equity/property market values	Decrease of 20%	Increase of 10%	Decrease of 20%	Increase of 10%
Increase (decrease) to shareholders’ equity:
Financial assets note	(14,133)	7,075	(13,359)	6,681
Net insurance contract liabilities (including CSM) note	13,132	(6,628)	12,288	(6,254)
Net effect on shareholders' equity	(689)	302	(822)	327
Increase (decrease) to profit after tax:
Net effect on profit after tax	(738)	325	(822)	327
Increase (decrease) to CSM liability:
CSM note	(1,479)	651	(1,392)	618

Note

The sensitivity effects shown above reflect the pre-tax effects on the financial assets, net insurance contract liabilities and CSM as presented on the Consolidated statement of financial position, together with the Group’s share of the relevant amounts of its joint ventures and associates. Changes to the results of the Africa insurance operations from interest rate or equity price changes would not materially impact the Group’s results.

The sensitivity of the Group’s businesses presented as a whole at a given point in time will also be affected by a change in the relative size of the individual businesses.

The Group uses the segment measure 'adjusted operating profit' to review the performance of the business (see note B1.2 for how this measure is determined). The impact on adjusted operating profit will be more muted than on total profit as long-term asset returns are assumed for surplus assets held by the Group’s insurance businesses and long-term spreads are assumed for GMM business. Adjusted operating profit will be impacted by changes in CSM amortisation for VFA business following the impact of economic changes on underlying assets and discount rates that impact the value of variable fees, and on the value of onerous contracts losses (or reversal thereof) taken directly to the income statement excluding those contracts that meet the criteria discussed in note B1.2. The changes in CSM amortisation result from changes both to the CSM and the discounting of the coverage units.

The pre-tax adjusted operating profit impacts for a decrease of 0.5 per cent and an increase of 1.0 per cent in interest rates were $(48) million and $21 million (2023: $(30) million and $33 million), respectively.

The pre-tax adjusted operating profit impacts for a decrease of 20 per cent and an increase of 10 per cent in equity/property market values were $(201) million and $85 million (2023: $(186) million and $83 million), respectively.

C6.2 Sensitivity to insurance risks

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

In addition, many of the business units are exposed to mortality and morbidity risk and changes in maintenance expense level.

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

	2024 $m
	Net effect on shareholders’
	equity and profit after tax
	attributable to equity holders		Net effect on CSM
	Gross of	Net of	Gross of	Net of
Sensitivity to insurance risk:	reinsurance	reinsurance	reinsurance	reinsurance
Maintenance expenses – 10% increase	(73)	(72)	(422)	(424)
Lapse rates – 10% increase	(97)	(72)	(1,435)	(1,593)
Mortality and morbidity – 5% increase	(110)	(108)	(689)	(269)

	2023 $m
	Net effect on shareholders’
	equity and profit after tax
	attributable to equity holders		Net effect on CSM
	Gross of	Net of	Gross of	Net of
Sensitivity to insurance risk:	reinsurance	reinsurance	reinsurance	reinsurance
Maintenance expenses – 10% increase	(77)	(71)	(420)	(427)
Lapse rates – 10% increase	(88)	(76)	(1,363)	(1,496)
Mortality and morbidity – 5% increase	(131)	(96)	(638)	(261)

The pre-tax adjusted operating profit impacts, net of reinsurance, for a 10 per cent increase in maintenance expenses, a 10 per cent increase in lapse rates and a 5 per cent increase in mortality and morbidity were $(67) million, $(105) million and $(97) million (2023: $(61) million, $(95) million and $(85) million), respectively.

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

C7.1  Current tax

At 31 December 2024, of the $31 million (31 December 2023: $34 million) current tax recoverable, the majority is expected to be recovered within 12 months of the reporting period.

At 31 December 2024, the current tax liability of $238 million (31 December 2023: $275 million) includes $95 million (31 December 2023: $93 million) of provisions for uncertain tax matters. Further detail is provided in note B3.2.

C7.2  Deferred tax

The statement of financial position contains deferred tax assets of $142 million(31 December 2023: $156 million) and deferred tax liabilities of $1,514 million (31 December 2023: $1,250 million), which are presented on a net basis in each of the categories below for the purpose of this movement analysis only:

	2024 $m
			Other
			movements
	Net deferred		including	Net deferred
	tax (assets)	Movement in	foreign	tax (assets)
	liabilities at	income	exchange	liabilities at
	1 Jan	statement	movements	31 Dec
Unrealised losses or gains on investments	129	32	(13)	148
Balances relating to insurance and reinsurance contracts	1,170	260	(22)	1,408
Short-term temporary differences	(94)	28	6	(60)
Unused tax losses	(111)	(17)	4	(124)
Net deferred tax liabilities	1,094	303	(25)	1,372

	2023 $m
			Other
			movements
	Net deferred		including	Net deferred
	tax (assets)	Movement in	foreign	tax (assets)
	liabilities	income	exchange	liabilities
	at 1 Jan	statement	movements	at 31 Dec
Unrealised losses or gains on investments	(129)	268	(10)	129
Balances relating to insurance and reinsurance contracts	1,255	(87)	2	1,170
Short-term temporary differences	(96)	2	–	(94)
Unused tax losses	(31)	(79)	(1)	(111)
Net deferred tax liabilities	999	104	(9)	1,094

The Group has applied the mandatory exemption from recognising and disclosing information on the associated deferred tax assets and liabilities at 31 December 2024 as required by the amendments to IAS 12 ‘International Tax Reform – Pillar Two Model Rules’.

At 31 December 2024 the Group has unused tax losses and deductible temporary differences of $1,477 million (31 December 2023: $1,319 million) in respect of which no deferred tax asset has been recognised. Of the unrecognised amounts, $123 million (31 December 2023: $108 million) relates to unused tax losses that will expire within the next ten years (potential tax benefit: $26 million) and the remainder of $1,354 million (31 December 2023: $1,211 million) has no expiry date (potential tax benefit: $260 million).

Some of the Group’s businesses are located in jurisdictions in which a withholding tax charge is incurred upon the distribution of earnings. At 31 December 2024, deferred tax liabilities of $262 million (31 December 2023: $225 million) has not been recognised in respect of such withholding taxes as the Group is able to control the timing of the distributions and it is probable that the timing differences will not reverse in the foreseeable future.

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

	2024			2023
	Number of ordinary	Share	Share	Number of ordinary	Share	Share
Issued shares of 5p each fully paid	shares	capital	premium	shares	capital	premium
		$m	$m		$m	$m
Balance at 1 Jan	2,753,520,756	183	5,009	2,749,669,380	182	5,006
Shares issued under share-based schemes	758,708	–	–	3,851,376	1	3
Shares issued under scrip dividends	2,813,929	–	–	–	–	–
Shares cancelled on repurchases/buybacks	(99,571,505)	(7)	–	–	–	–
Balance at 31 Dec	2,657,521,888	176	5,009	2,753,520,756	183	5,009

Options outstanding under SAYE schemes to subscribe for shares at each year end shown below are as follows:

	Number of	Share price range
	shares to	from		to		Exercisable
	subscribe for	(in pence)		(in pence)		by year
31 Dec 2024	1,660,096	520	p	1,202	p	2030
31 Dec 2023	1,671,215	737	p	1,455	p	2029

Transactions by Prudential plc and its subsidiaries in Prudential plc shares

(a)    Purchases by employee share scheme trusts

The Group buys and sells Prudential plc shares (‘own shares’) in relation to its employee share schemes through the trusts established to facilitate the delivery of shares under employee incentive plans.

During the year, a total of 10.0 million shares (2023: 3.9 million shares) were acquired in relation to employee share schemes by the trusts and for members under employee share purchase plans. The cost of acquiring these shares, was $96.8 million (2023: $54 million). The cost in USD shown has been calculated from the share prices in the purchase currency (pound sterling or Hong Kong dollar) using the monthly average exchange rate for the month in which those shares were purchased. A portion of these share purchases were made on the Hong Kong Stock Exchange with the remainder being made on the London Stock Exchange. At 31 December 2024, 14.9 million (31 December 2023: 10.0 million) Prudential plc shares were held in the trusts.

(b)    Share repurchase/ buyback programmes by the Company

The Company made the following purchases during 2024:

Cost recognised in retained earnings	2024 $m
Share repurchases to neutralise share scheme issuances	48
Share repurchases to neutralise impact of scrip dividend	23
Share buyback programme to return capital to shareholders (excluding costs)	785
Total cash paid on repurchases and buybacks (excluding costs)	856
Redemption liability and costs associated with the buyback	22
Total share repurchases and buybacks	878

The table below shows the details of the purchases on a monthly basis. The cost in USD shown has been calculated from the share prices in pound sterling using the daily spot rate in which those shares were purchased.

		Share price
	Number of	Low	High	Cost
	shares	£	£	$
January 2024	3,851,376	8.01	8.52	40,548,716
June 2024	2,726,787	7.06	7.61	25,508,735
July 2024	11,940,672	6.68	7.42	95,525,099
August 2024	7,992,467	6.22	6.93	78,392,153
September 2024	23,590,670	6.02	7.08	193,828,164
October 2024	20,480,882	6.39	7.27	162,436,763
November 2024	18,244,807	5.95	6.81	161,759,189
December 2024	10,743,844	6.20	6.85	97,782,966
Total	99,571,505			855,781,785

In January and June 2024, the Company completed two share buyback programmes to offset dilution from the vesting of awards under employee and agent share schemes during 2023 and the first half of 2024, respectively. The Company repurchased 4.6 million ordinary shares in aggregate for a total consideration of $48 million.

In November 2024, the Company completed a share buyback programme primarily to offset dilution from the issue of shares under its scrip dividend alternative. The Company repurchased 2.8 million ordinary shares in aggregate for a total consideration of $23 million.

On 23 June 2024, the Company announced the $2 billion share buyback programme to reduce the issued share capital of the Company in order to return capital to shareholders, which will be completed by no later than mid-2026. The first tranche of $700 million was completed on 15 November 2024. On 5 December 2024, the Company announced the commencement of the second tranche of share buyback of $800 million, which will be completed by no later than 26 June 2025. This effectively accelerated our buyback programme which is now expected to complete by the end of 2025.

As at 31 December 2024, 92.1 million ordinary shares in aggregate have been repurchased under the $2 billion share buyback programme for a total consideration of $785 million, excluding costs. In addition, a financial liability of $(18) million was recognised as at 31 December 2024 for an obligation under the non-cancellable period of the arrangement entered into with the bank conducting the buyback.

All of these share purchases were made on the London Stock Exchange and the shares purchased were cancelled after settlement. The nominal value of the shares cancelled in 2024 was $7 million. On cancellation, the nominal value was transferred from the share capital to the capital redemption reserve account.

Other than as disclosed above, the Company and its subsidiaries did not purchase, sell or redeem any Prudential plc listed securities during 2024.

C9     Capital

C9.1  Group objectives, policies and processes for managing capital

Capital measure

The Group manages its Group GWS capital resources as its measure of capital. At 31 December 2024, estimated Group shareholder GWS capital resources is $24.8 billion (31 December 2023: $24.3 billion).

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

As well as holding sufficient capital to meet GWS requirements at Group level, the Group also closely manages the cash it holds within its central holding companies so that it can:

–	Invest in core capabilities;
–	Maintain flexibility and absorb shock events;
–	Cover central costs;
–	Fund returns to shareholders, for example through dividends and share buybacks; and
–	Fund new opportunities where there is a good strategic fit.

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

Mainland China

A risk-based capital, risk management and governance framework, known as the China Risk Oriented Solvency System (C-ROSS), applies in Mainland China.

Under C-ROSS, insurers are required to maintain a core solvency ratio (core capital over minimum capital) and a comprehensive solvency ratio (capital resources over minimum capital) of not lower than 50 per cent and 100 per cent, respectively.

The actual capital is the difference between the admitted assets and admitted liabilities with trading and available-for-sale assets marked-to-market and other assets at book value. Policyholder liabilities are based on a gross premium valuation method using best estimate assumptions with a separate risk margin, where the discount rate used to calculate policyholder liabilities is set with reference to historic average risk free rates over a 3 year period.

C-ROSS Phase II regulations became effective in 2022. The main updates to the local regulation were to introduce explicit tiering and admissibility rules on negative reserves in the capital resources and further updates to the risk calibrations used in calculating capital requirements. A transition period allows insurers to implement the rules in stages before full implementation of the new regime is required from 2026 onwards, application of transitional measures require regulatory approval.

Hong Kong

Prudential Hong Kong Limited applies the risk-based capital regime (HK RBC) following approval in April 2022 from the Hong Kong IA to early adopt this new regime. The HK RBC regime became effective across the industry in the second half of 2024 and the quantitative impact on Prudential Hong Kong Limited’s solvency position of updating to the final rules was immaterial. The HK RBC framework requires liabilities to be based on a gross premium valuation method using best estimate assumptions and capital requirements to be risk-based.

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

The capital resources are based on assets that are marked to market, with policyholder liabilities based on a gross premium valuation method using best estimate assumptions with a suitable margin for prudence. Liabilities are zeroised at a fund level (ie negative liabilities are not permitted at fund level). The BNM initiated a review of its RBC framework for insurers and Takaful operators in 2021. A review of the capital adequacy requirements was initiated in 2024 with the aim to improve the consistency of risk-based capital measurements and reporting. The implementation of these revisions is currently targeted to take effect in 2027, this is subject to quantitative impact studies and parallel results production prior to implementation.

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

Growth markets

Details on the more significant changes expected to the local solvency regimes in individual growth markets are summarised below:

Taiwan - A risk-based capital (RBC) framework has applied in Taiwan since 2003. The local regulator, the Financial Supervisory Commission (FSC) is currently developing a new capital framework namely the Taiwan-localised Insurance Capital Standard (T-ICS). Subject to a number of localised adjustment this framework broadly aligns to the global Insurance Capital Standard (ICS) adopted by the International Association of Insurance Supervisions (IAIS).

The latest phase of the industry-wide quantitative impact assessment is due to be submitted to the regulator in March 2025 with implementation expected across the industry from January 2026. The T-ICS framework requires liabilities to be based on a gross premium valuation method using best estimate assumptions and capital requirements to be risk-based, this will result in the release of prudent regulatory margins included in the current liabilities (which are based on a net premium valuation) and an increase in required capital.

(b)   Asset management operations – regulatory and other surplus

Certain asset management subsidiaries of the Group are subject to local regulatory requirements. The movement in the year of the estimated surplus regulatory capital position (over the GPCR) of those subsidiaries, combined with the movement in the IFRS basis shareholders’ equity for unregulated asset management operations, is as follows:

	2024 $m	2023 $m
Balance at 1 Jan	497	466
Gains during the year	204	254
Movement in capital requirement	8	(20)
Capital injection	6	3
Distributions made to the parent company	(197)	(205)
Exchange and other movements	(18)	(1)
Balance at 31 Dec	500	497

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

Capital resources of the non-insurance business units are transferable after taking account an appropriate level of operating capital, based on local regulatory solvency and accounting requirements, where relevant.

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

	31 Dec 2024 $m	31 Dec 2023 $m
Property, plant and equipment held at cost note (a)	391	347
Owner occupied properties held at fair value note (b)	26	27
Total property, plant and equipment	417	374

(a)  Property, plant and equipment held at cost

A reconciliation of the carrying amount of the Group’s property, plant and equipment held at cost from the beginning to the end of the years shown is as follows:

	2024 $m				2023 $m
	Group				Group
	occupied	Tangible	Right-of-		occupied	Tangible	Right-of-
	property	assets	use assets	Total	property	assets	use assets	Total
Balance at 1 Jan
Cost	24	495	683	1,202	21	486	676	1,183
Accumulated depreciation	(8)	(380)	(467)	(855)	(8)	(360)	(405)	(773)
Opening net book amount	16	115	216	347	13	126	271	410
Additions	20	81	51	152	–	44	57	101
Depreciation and impairment charge	–	(40)	(94)	(134)	–	(50)	(95)	(145)
Disposals, transfers and lease modifications	(8)	(29)	67	30	3	(4)	(18)	(19)
Effect of movements in exchange rates	–	(1)	(3)	(4)	–	(1)	1	–
Balance at 31 Dec	28	126	237	391	16	115	216	347
Representing:
Cost	35	497	782	1,314	24	495	683	1,202
Accumulated depreciation	(7)	(371)	(545)	(923)	(8)	(380)	(467)	(855)
Closing net book amount	28	126	237	391	16	115	216	347

Right-of-use assets

The Group does not have any right-of-use assets that would meet the definition of investment property. As at 31 December 2024, total right-of-use assets comprised $222 million (31 December 2023: $202 million) of property and $15 million (31 December 2023: $14 million) of non-property assets.

Extension and termination options are included in a number of property and equipment leases across the Group. These are used to maximise operational flexibility in terms of managing the assets used in the Group’s operations. The majority of extension and termination options held are exercisable only by the Group and not by the respective lessor. The Group assesses at lease commencement whether it is reasonably certain to exercise the option. This assertion is revisited if there is a material change in circumstances. As at 31 December 2024, the undiscounted value of lease payments beyond the break period not recognised in the lease liabilities is $152 million (31 December 2023: $231 million).

The Group has non-cancellable property subleases, which have been classified as operating leases under IFRS 16. The sublease rental income received in 2024 for the leases is $2 million (2023: $7 million, 2022: $6 million).

(b)    Owner occupied properties held at fair value

Upon the adoption of IFRS 17, the Group has elected to measure the owner-occupied properties held by the participating funds of its Singapore business at fair value from the transition date. The fair value of these properties is based on market values as assessed by professionally qualified external valuers or by the Group’s qualified surveyors and classified as level 3 under the fair value measurement hierarchy, similar to investment properties.

(c)    Capital expenditure: property, plant and equipment by segment

The capital expenditure on property, plant and equipment excluding right-of-use assets in 2024 of $101 million (2023: $44 million) arose by segment as follows:

	2024 $m	2023 $m
Hong Kong	41	22
Indonesia	4	-
Malaysia	2	1
Singapore	24	2
Growth markets and other	21	15
Eastspring	7	4
Total segment	99	44
Unallocated to a segment (central operations)	2	—
Total capital expenditure on property, plant and equipment	101	44

D     Other information

D1 Contingencies and related obligations

Litigation and regulatory proceedings

The Group is involved in various litigation and regulatory proceedings from time to time. While the outcome of such litigation and regulatory issues cannot be predicted with certainty, the Group believes that the ultimate outcome of any current or pending matters will not have a material adverse effect on the Group’s financial condition, results of operations or cash flows.

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

Intra-group capital support arrangements

Prudential has provided undertakings to the regulators of its Hong Kong life subsidiary, Prudential Hong Kong Limited, to formalise the circumstances regarding their solvency levels in which intra-group capital support will be provided by Prudential. Other intra-group transactions are discussed in note D4 below.

D2    Consolidation of ownership interest in Prudential Assurance Malaysia Berhad

The Group holds 51 per cent of the ordinary shares of the holding company of Prudential Assurance Malaysia Berhad, or PAMB, which is its conventional life insurance business in Malaysia. Detik Ria Sdn Bhd ('Detik Ria') holds the other 49 per cent. There was an agreement between the Group and Detik Ria that allowed the Group to acquire from Detik Ria its 49 per cent shareholding. In 2008, Detik Ria exercised the put option for which it received payments in accordance with the agreement. When Detik Ria failed to complete the share transfer in 2019, the Group filed a legal action against Detik Ria with the Kuala Lumpur High Court in Malaysia to enforce its rights. Subsequent decisions by the High Court and the Court of Appeal were both made in favour of the Group in confirming the contractual rights of the Group to acquire the 49 per cent shareholding. Following a further appeal made by Detik Ria, on 30 July 2024 the Federal Court of Malaysia overturned the previous rulings of the High Court and the Court of Appeal. This Federal Court of Malaysia decision does not affect the Group's ongoing consolidation of the business of PAMB, which remains a subsidiary controlled by the Group, but the Group has, in the 2024 financial statements, reflected a 49 per cent non-controlling interest instead of the previously consolidated 100 per cent economic interest. The non-controlling interest at 31 December 2024 was $1,055 million comprising $886 million at 1 January 2024 and $169 million in respect of the profit earned and effect of exchange translation difference during 2024.

The Federal Court of Malaysia also directed Detik Ria to return the consideration payments it has previously received from the Group of circa $29 million, which includes interest.

The Group’s performance metrics are shown before the effect of non-controlling interests in line with the Group’s policy.

D3    Post balance sheet events

Dividends

The 2024 second interim dividend approved by the Board of Directors after 31 December 2024 is described in note B5.

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

The Company has transactions and outstanding balances with collective investment schemes and similar entities that are not consolidated and where a Group company acts as manager, which are regarded as related parties for the purposes of IAS 24. The balances are included in the Group’s statement of financial position at fair value or amortised cost in accordance with IFRS 9 classifications with the corresponding amounts included in the income statement. The transactions include amounts paid on issue of shares or units, amounts received on cancellation of shares or units and amounts paid in respect of the periodic charge and administration fee.

In addition, there are no material transactions between the Group’s joint ventures and associates, which are accounted for on an equity method basis, and other Group companies except for capital injections into the Group’s life joint venture in Mainland China. The Group has provided cash of $174 million which will be converted into capital in 2025. CITIC, the Group's joint venture partner in Mainland China is providing an equal amount. The $176 million in 2023 reflected cash advanced to the Mainland China joint venture that has subsequently been converted into a capital injection in 2024.

Key management personnel of the Company, as described in note B2.3, may from time to time purchase insurance or asset management products marketed by Group companies in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons. In 2024, 2023 and 2022, transactions with key management personnel were not deemed to be significant both by virtue of their size and in the context of the individuals’ financial positions. All of these transactions were on terms broadly equivalent to those that prevailed in arm’s-length transactions. Key management remuneration is disclosed in note B2.3.

Additional details on the Directors’ interests in Prudential plc shares, transactions or arrangements are given in the Compensation and Employees section.

D5    Commitments

The Group has provided, from time to time, certain commitments to third parties.

At 31 December 2024, the Group had $3,293 million unfunded commitments (31 December 2023: $2,456 million) primarily related to alternative investment funds in Asia.

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

(a)    Subsidiaries

Subsidiaries are those investees that the Group controls. The majority of the Group’s subsidiaries are corporate entities.

The Group performs a reassessment of consolidation whenever there is a change in the substance of the relationship between the Group and an investee. Where the Group is deemed to control an entity, it is treated as a subsidiary and its results, assets and liabilities are consolidated. Where the Group holds a minority share in an entity with no control over the entity, the investments are carried at fair value within financial investments in the Consolidated statement of financial position.

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

(b)    Joint ventures and associates

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

(c)    Structured entities

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

The table below provides aggregate carrying amounts of the investments in unconsolidated structured entities reported in the Group’s Consolidated statement of financial position:

	31 Dec 2024 $m		31 Dec 2023 $m
		Other		Other
	Investment	structured	Investment	structured
Consolidated statement of financial position line items	funds	entities	funds	entities
Equity securities and holdings in collective investment schemes	47,701	–	33,657	–
Debt securities	–	216	–	285
Total investments in unconsolidated structured entities	47,701	216	33,657	285

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

As at 31 December 2024 and 2023, the Group does not have an agreement, contractual or otherwise, or intention to provide financial support to structured entities (both consolidated and unconsolidated) that could expose the Group to a loss.

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

D6.3 Investments in joint ventures and associates

Joint ventures represent arrangements where the controlling parties through contractual or other agreement have the rights to the net assets of the arrangements. The Group has insurance and asset management joint ventures in Mainland China with CITIC Group and an asset management joint venture in India with ICICI Bank. In addition, there is an asset management joint venture in Hong Kong with Bank of China International Holdings Limited (BOCI) and Takaful insurance joint venture in Malaysia. For the Group’s joint ventures that are accounted for using the equity method, the net-of-tax results of these operations are included in the Group’s profit before tax.

The Group’s associates, which are also accounted for using the equity method, include the Indian insurance entity (with the majority shareholder being ICICI Bank).

In addition, the Group has investments in collective investment schemes, funds holding collateralised debt obligations and property funds where the Group has significant influence. As allowed under IAS 28, these investments are accounted for on a FVTPL basis. The aggregate fair value of associates accounted for at FVTPL, where there are published price quotations, is approximately $0.6 billion at 31 December 2024 (31 December 2023: $0.5 billion).

For joint ventures and associates accounted for using the equity method, the 12 - month financial information of these investments for the years ended 31 December 2024 and 2023 (covering the same period as that of the Group) has been used in these consolidated financial statements.

The Group’s share of the profit for shareholder-backed business (including short-term interest rate and other market fluctuations), net of related tax, in joint ventures and associates that are equity accounted for as shown in the Consolidated income statement, is allocated across segments as follows:

	2024 $m	2023 $m	2022 $m
Mainland China	159	(577)	(345)
Malaysia	21	18	16
Growth markets and other note	104	310	100
Insurance operations	284	(249)	(229)
Eastspring	193	158	144
Total segment and Group total	477	(91)	(85)

Note

For growth markets and other, as well as the segment results for associates and joint ventures within the segment, the amount shown includes a charge of $(44) million (2023: $191 million; 2022: $72 million credit) of taxes for all life joint ventures and associates.

There is no other comprehensive income in the joint ventures and associates other than the foreign exchange differences that arise from translating the associates and joint ventures into the Group's presentation currency. There has been no unrecognised share of losses of a joint venture or associate that the Group has stopped recognising in total comprehensive income.

The Group’s interest in joint ventures and associates gives rise to no contingent liabilities or capital commitments that are material to the Group.

CITIC-Prudential Life Insurance Company (Mainland China)

CITIC-Prudential Life Insurance Company, the Group’s Mainland China segment, is a joint venture with the CITIC Group in which the Group owns a 50 per cent interest. The joint venture is incorporated in China and is principally engaged in underwriting insurance and investment contracts. The summarised financial information for this entity, which is considered to be a material joint venture to the Group, is set out below. The financial information represents the entity’s financial statements prepared in accordance with Group’s IFRS accounting policies, on a 100 per cent basis, for the years shown:

Statement of financial position	31 Dec 2024 $m	31 Dec 2023 $m
Total assets	36,344	33,271
Total liabilities (including non-controlling interest) note	34,452	32,005
Shareholders’ equity	1,892	1,266

The above amounts of assets and liabilities include the following:
Cash and cash equivalents	1,374	868
Financial liabilities (excluding trade and other payables and provisions)	1,835	1,198

Note

The Group's 50 per cent share of the Mainland China joint venture's insurance and reinsurance contract balances are shown in the analysis of insurance and reinsurance contract balances by segment in note C3.3(c).

Income statement	2024 $m	2023 $m	2022 $m
Revenue	3,491	1,676	1,023
Profit (loss) for the year after tax	282	(733)	(550)
The above loss for the year includes the following:
Depreciation and amortisation	(38)	(39)	(43)
Interest income	582	543	569
Interest expense	(2)	(2)	(3)
Income tax (charge) credit	(36)	422	140

The summarised financial information above is reconciled to the carrying amount of the Group’s interest in the joint venture recognised in the consolidated financial statements as follows:

	31 Dec 2024 $m	31 Dec 2023 $m
Net assets of the Mainland China joint venture as shown above (100%)	1,892	1,266
Proportion owned by the joint venture partner (50%)	946	633
Carrying amount of the Group’s interest in the joint venture (50%)	946	633

The Group has received no dividends from the Mainland China joint venture in 2024 (2023: $88 million; 2022: nil) and made capital injections into the Mainland China joint venture as discussed in note D4.

At 31 December 2024, the Group’s investments in joint ventures and associates accounted for using the equity method are $2,412 million (31 December 2023: $1,940 million), of which $946 million (31 December 2023: $633 million) relates to the Group's interest in Mainland China, as discussed above. The aggregate carrying amount of the Group’s investments in the other joint ventures and associates accounted for using the equity method is $1,466 million (31 December 2023: $1,307 million).

D6.4 Related undertakings

In accordance with Section 409 of the Companies Act 2006, a list of Prudential Group’s subsidiaries, joint ventures, associates and significant holdings (being holdings of more than 20 per cent) is disclosed below, along with the classes of shares held, the registered office address and the effective percentage of equity owned at 31 December 2024. The Group also operates through branches, none of which are significant.

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

Simplified corporate structure as at 31 December 2024

*	CITIC-Prudential Life is a joint venture with CITIC, a leading state-owned conglomerate in Mainland China.
†	Indirectly held by Prudential Corporation Asia Limited.
‡	The company was incorporated in February 2023 and is a 100 per cent subsidiary of Prudential Corporation Asia Limited.

Direct subsidiary undertakings of the parent company, Prudential plc (shares held directly or via nominees)

Key to share classes:

Abbreviation	Class of share held
LBG	Limited by Guarantee
MI	Membership Interest
MI - WFOE	Membership Interest of a Wholly Foreign Owned Enterprise in Mainland China
MI – JV	Membership Interest of a Sino-Foreign Equity Joint Venture in Mainland China
OS	Ordinary Shares
PI	Partnership Interest
PS	Preference Shares
U	Units

Name of entity	Classes of shares held	Proportion held	Registered office address
Prudential Corporation Asia Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
Prudential Group Holdings Limited	OS	100.00%	1 Angel Court, London, EC2R 7AG, United Kingdom

Other subsidiaries, joint ventures, associates and significant holdings of the Group – no shares held directly by the parent company (Prudential plc) or its nominees

	Classes of
	shares	Proportion
Name of entity	held	held	Registered office address
Aberdeen Cash Creation Fund	U	27.94%	28th Floor Bangkok City Tower, 179 South Sathorn Road, Thungmahamek, Sathorn, Bangkok 10120, Thailand
Aberdeen Standard Global Opportunities Fund	U	23.95%	7 Straits View, #23-04, Marina One East Tower, Singapore 018936
Aberdeen Standard Singapore Equity Fund	U	46.46%
Abrdn SICAV I – Diversified Income Fund	U	70.25%	35a, Avenue John F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg
AC Financial Partners Limited Partnership	PI	100.00%	Citypoint, 65 Haymarket Terrace, Edinburgh, EH12 5HD
Alternatives North America, Ltd.	U	100.00%	PO Box 1093, Queensgate House, Grand Cayman, KY1-1102, Cayman Islands
Amundi EUR Corporate Bond	U	22.31%	5 All. Scheffer, 2520 Limpertsberg Luxembourg
ARDIAN Prudential PE Sub-Fund	U	99.99%	1 Temasek Avenue, #36-01 Millenia Tower, Singapore 039192
ATRAM - PRUINVEST PHP Balanced Allocation Fund	U	100.00%	8th Floor 8 Rockwell Building, Metro Manila Manila, Philippines
ATRAM - PRUINVEST PHP Dynamic Equity Fund	U	100.00%
ATRAM - PRUINVEST PHP Liquid Fund	U	90.72%
ATRAM - PRUINVEST USD Intermediate Term Bond Fund	U	94.92%
ATRAM - PRUINVEST USD Liquid Fund	U	100.00%
ATRAM Developed Markets Multi-asset Fund of Funds	U	97.73%
ATRAM Philippine Equity Index Tracker Fund	U	95.66%
ATRAM USD Asian High Yield Bond Feeder Fund	U	92.68%
BOCHK Aggressive Growth Fund	U	42.77%	27th Floor, Bank of China Tower, 1 Garden Road, Hong Kong
BOCHK Balanced Growth Fund	U	36.50%
BOCHK China Equity Fund	U	53.93%
BOCHK Conservative Growth Fund	U	43.37%
BOCHK US Dollar Money Market Fund	U	31.72%
BOCI-Prudential Asset Management Limited	OS	36.00%
BOCI-Prudential Trustee Limited	OS	36.00%	Suites 1501-1507 & 1513-1516, 15th Floor, 1111 King's Road, Taikoo Shing, Hong Kong
BSP Debt Fund V Unlevered (Non US) LP	U	68.40%	c/o Benefit Street Partners LLC, New York, New York 10019
Cathay High Yield ex China Cash pay 1-5 Year 2% Issuer Capped ETF	U	47.67%	6th Floor, No.39, Sec.2, Dunhua South. Rd., Taipei, Taiwan
CITIC-Prudential Fund Management Company Limited	MI - JV	49.00%	Level 9, HSBC Building, Shanghai IFC, 8 Century Avenue, Pudong, Shanghai, China
CITIC-Prudential Life Insurance Company Limited	MI - JV	50.00%	Room 1101-A, 1201, 1301, 1401, 1501, 1601, 1701, 1801, Unit 01, Building 1, No. B2, North Road of East Third Ring Road, Chaoyang District, Beijing, PRC,100027, China
CT (Lux) Global Emerging Market Equities	U	88.17%	44 Rue de la vallée, 2661 Luxembourg
Eastspring Al-Wara' Investments Berhad	OS	100.00%	Level 25, Menara Hong Leong, No. 6 Jalan Damanlela, Bukit Damansara, 50490 Kuala Lumpur, Wilayah Persekutuan, Malaysia
Eastspring Asia Pacific High Yield Equity Fund	U	45.49%	4th Floor, No.1, Songzhi Rd., Xinyi Dist., Taipei, Taiwan
Eastspring Asset Management (Thailand) Co., Ltd.	OS	59.50%	944 Mitrtown Office Tower, 9th Floor, Rama 4 Road, Wangmai, Pathumwan, Bangkok 10330, Thailand
Eastspring Asset Management Korea Co. Ltd.	OS	100.00%	22F (Seoul International Finance Center, Yeouido dong), 10 Gukjegeumyung-ro, Yeongdeungpo-gu, Seoul, 07326, Korea (the Republic of)
Eastspring Global Private Credit Fund	U	99.99%	7 Straits View, #09-01 Marina One East Tower, Singapore 018936
Eastspring Investment Management (Shanghai) Company Limited	MI - WFOE	100.00%	Unit 306-308, 3rd Floor, Azia Center, 1233 Lujiazui Ring Road, China (Shanghai) Pilot Free Trade Zone, China
Eastspring Investments - Asia ESG Bond Fund	U	94.63%	26, Boulevard Royal, L-2449, Luxembourg
Eastspring Investments – Asia Opportunities Equity Fund	U	96.44%
Eastspring Investments - Asia Pacific Equity Fund	U	99.97%
Eastspring Investments - Asian Bond Fund	U	92.81%
Eastspring Investments - Asian Dynamic Fund	U	91.42%
Eastspring Investments - Asian Equity Fund	U	99.07%
Eastspring Investments - Asian Equity Income Fund	U	88.84%
Eastspring Investments - Asian High Yield Bond Fund	U	66.61%
Eastspring Investments - Asian Investment Grade Bond Fund	U	80.46%
EastSpring Investments - Asian Local Bond Fund	U	90.09%

	Classes of
	shares	Proportion
Name of entity	held	held	Registered office address
Eastspring Investments - Asian Low Volatility Equity Fund	U	86.15%
Eastspring Investments - Asian Multi Factor Equity Fund	U	94.77%
Eastspring Investments - China A Shares Growth Fund	U	89.63%
Eastspring Investments - China Bond Fund	U	99.84%
Eastspring Investments - Dragon Peacock Fund	U	97.24%
Eastspring Investments - European Investment Grade Bond Fund	U	100.00%
Eastspring Investments - Global Emerging Markets Bond Fund	U	99.21%
Eastspring Investments - Global Emerging Markets Dynamic Fund	U	36.66%
Eastspring Investments - Global Emerging Markets ex-China Dynamic Fund	U	95.57%
Eastspring Investments - Global Emerging Markets Fundamental Value Fund	U	99.84%
Eastspring Investments - Global Emerging Markets Total Return Bond Fund	U	34.75%
Eastspring Investments - Global Equity Navigator Fund	U	91.70%
Eastspring Investments - Global Growth Equity Fund	U	46.05%
Eastspring Investments - Global Low Volatility Equity Fund	U	99.32%
Eastspring Investments - Global Market Navigator Fund	U	99.51%
Eastspring Investments - Global Multi Asset Balanced Fund	U	100.00%
Eastspring Investments - Global Multi Asset Conservative Fund	U	100.00%
Eastspring Investments - Global Multi Asset Dynamic Fund	U	100.00%
Eastspring Investments - Global Multi Asset Income Plus Growth Fund	U	100.00%
Eastspring Investments - Global Multi Factor Equity Fund	U	29.04%
Eastspring Investments - Global Technology Fund	U	80.73%
Eastspring Investments - Greater China Equity Fund	U	90.05%
Eastspring Investments - India Equity Fund	U	23.60%
Eastspring Investments - Japan Sustainable Value Fund	U	86.10%
Eastspring Investments - Pan European Fund	U	51.02%
Eastspring Investments - US Corporate Bond Fund	U	79.61%
Eastspring Investments - US High Investment Grade Bond Fund	U	92.54%
Eastspring Investments - US High Yield Bond Fund	U	52.47%
Eastspring Investments - US Investment Grade Bond Fund	U	51.07%
Eastspring Investments - World Value Equity Fund	U	91.42%
Eastspring Investments (Hong Kong) Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
Eastspring Investments (Luxembourg) S.A.	OS	100.00%	26, Boulevard Royal, L-2449 Luxembourg
Eastspring Investments (Singapore) Limited	OS	100.00%	7 Straits View, #09-01 Marina One East Tower, Singapore 018936
Eastspring Investments Asia Pacific ex-Japan Target Return Fund	U	82.82%	Eastspring Investments Berhad, Level 22, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia
Eastspring Investments Asian High Yield Bond MY Fund	U	77.10%
Eastspring Investments Berhad	OS	100.00%	Level 25, Menara Hong Leong, No. 6 Jalan Damanlela, Bukit Damansara, 50490 Kuala Lumpur, Wilayah Persekutuan, Malaysia

	Classes of
	shares	Proportion
Name of entity	held	held	Registered office address
Eastspring Investments Dana Dinamik	U	22.53%	Level 22, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur
Eastspring Investments Dinasti Equity Fund	U	37.40%
Eastspring Investments Equity Income Fund	U	31.52%	Eastspring Investments Berhad, Level 22, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia
Eastspring Investments Fund Management Limited Liability Company	MI	100.00%	23rd Floor, Saigon Trade Center, 37 Ton Duc Thang Street, District 1, Ho Chi Minh City, Vietnam
Eastspring Investments Funds - Monthly Income Plan	U	43.54%	7 Straits View, #09-01 Marina One East Tower, Singapore 018936
Eastspring Investments Global Equity Fund	U	94.82%	Eastspring Investments Berhad, Level 22, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia
Eastspring Investments Global Oncology Securities Baby Investment Trust (USD)	U	99.71%	22nd Floor One IFC, 10 Gukjegeumyung-ro, Youngdungpo-gu, Seoul 07326, Korea
Eastspring Investments Group Pte. Ltd.	OS	100.00%	7 Straits View, #09-01 Marina One East Tower, Singapore 018936
Eastspring Investments Growth Fund	U	25.80%	Eastspring Investments Berhad, Level 22, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia
Eastspring Investments Incorporated	OS	100.00%	874 Walker Road, Suite C, City of Dover, County of Kent, State of Delaware 19904, United States
Eastspring Investments India Consumer Equity Open Limited	OS	100.00%	3rd Floor, 355 NEX, Rue du Savoir, Cybercity Ebene 72201, Mauritius
Eastspring Investments India Equity Open Limited	OS	100.00%
Eastspring Investments India Government Bond Fund QII	U	99.99%	Eastspring Investments Limited, Marunouchi Park Bldg., 2-6-1 Marunochi, Chiyoda-ku, Tokyo, Japan 100-6905
Eastspring Investments India Infrastructure Equity Open Limited	OS	100.00%	3rd Floor, 355 NEX, Rue du Savoir, Cybercity Ebene 72201, Mauritius
Eastspring Investments Islamic Equity Income Fund	U	39.99%	Level 22, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur
Eastspring Investments Limited	OS	100.00%	Marunouchi Park Building, 6-1 Marunouchi 2-chome, Chiyoda-Ku, Tokyo, Japan
Eastspring Investments Services Pte. Ltd.	OS	100.00%	7 Straits View, #09-01 Marina One East Tower, Singapore 018936
Eastspring Investments SICAV-FIS - Alternative Investment Fund	U	100.00%	26, Boulevard Royal, L-2449, Luxembourg
Eastspring Investments Unit Trusts - Asian Balanced Fund	U	95.91%	7 Straits View, #09-01 Marina One East Tower, Singapore 018936
Eastspring Investments Unit Trusts - Dragon Peacock Fund ID	U	97.81%
Eastspring Investments Unit Trusts - Global Technology Fund	U	89.56%
Eastspring Investments Unit Trusts - Pan European Fund	U	53.05%
Eastspring Investments Unit Trusts - Singapore ASEAN Equity Fund	U	98.89%
Eastspring Investments Unit Trusts - Singapore Select Bond Fund	U	66.19%
Eastspring Investments Vietnam ESG Equity Fund	U	98.94%	26, Boulevard Royal, L-2449, Luxembourg
Eastspring Investments Vietnam Navigator Fund	U	76.61%	23rd Floor, Saigon Trade Center Building, 37 Ton Duc Thang Street, Ben Nghe Ward, District 1, Ho Chi Minh City, Vietnam
Eastspring Overseas Investment Fund Management (Shanghai) Company Limited	MI - WFOE	100.00%	Unit 306-308, 3rd Floor, 1233 Lujiazui Ring Road, China (Shanghai) Pilot Free Trade Zone, China
Eastspring Private Equity Fund 2	U	99.99%	7 Straits View, #09-01 Marina One East Tower, Singapore 018936
Eastspring Securities Investment Trust Co., Ltd.	OS	99.54%	4th Floor, No.1 Songzhi Road, Taipei 110, Taiwan
Eastspring Singapore Alternatives VCC	U	100.00%	7 Straits View, #09-01 Marina One East Tower, Singapore 018936
Eastspring Syariah Equity Islamic Asia Pacific USD Kelas B	U	89.56%	Prudential Tower, 23rd Floor, Jl. Jend. Sudirman Kav.79, Jakarta 12910, Indonesia
Eastspring Syariah Fixed Income USD Kelas A	U	53.49%
First Sentier Global Property Securities Fund	U	50.11%	38 Beach Road, #06-11 South Beach Tower, Singapore 189767
FSITC Global Trends Fund	U	47.66%	1st Floor, No.6, Sec. 3, Minquan West Rd, Taipei
FSSA China Focus Fund	U	65.07%	70 Sir John Rogerson’s Quay, Dublin 2, D02 R296 Ireland

	Classes of
	shares	Proportion
Name of entity	held	held	Registered office address
Fubon 1-5 Years US High Yield Bond Ex China	U	24.52%	8th Floor, No.108, Sec.1, Dunhua South. Rd., Taipei, Taiwan
Fuh Hwa 1-5 Yr High Yield ETF	U	45.82%	8th & 9th Floor, No.308, Sec. 2, Bade Rd., Da-an District
Furnival Insurance Company PCC Limited	OS	100.00%	PO Box 155, Mill Court, La Charroterie, St Peter Port, GY1 4ET, Guernsey
GS Twenty Two Limited	OS	100.00%	1 Angel Court, London, EC2R 7AG, United Kingdom
HSBC Senior Global Infrastructure Debt Fund	U	100.00%	8 Canada Square, London, E14 5HQ, United Kingdom
ICICI Prudential Asset Management Company Limited	OS	49.00%	12th Floor, Narain Manzil, 23, Barakhamba Road, New Delhi 110001, India
ICICI Prudential Life Insurance Company Limited	OS	21.97%	ICICI PruLife Towers, 1089 Appasaheb Marathe Marg, Prabhadevi, Mumbai 400025, India
ICICI Prudential Pension Funds Management Company Limited	OS	21.97%	Unit No. A, 2nd Floor, Cnergy Building, Appasaheb Marathe Marg, Prabhadevi, Mumbai, Maharashtra - 400025, India
ICICI Prudential Trust Limited	OS	49.00%	12th Floor, Narain Manzil, 23, Barakhamba Road, New Delhi 110001, India
India Innovation High Growth EQ QII	U	100.00%	Eastspring Investments Limited, Marunouchi Park Bldg., 2-6-1 Marunochi, Chiyoda-ku, Tokyo, Japan 100-6905
Invesco Select 6 Year Maturity Global Bond Fund	U	99.15%	8th Floor, No 122, Tung Hua N. Rd. Taipei, Taiwan
iShares Core MSCI Asia	U	39.16%	16th Floor, Champion Tower, 3 Garden Road, Central, Hong Kong
iShares MSCI Asia ex Japan Climate Action ETF	U	33.40%	20 Anson Road, #18-01 Twenty Anson, Singapore 079912
iShares MSCI Europe ESG Enhanced UCITS ETF	U	41.71%	12 Throgmorton Avenue, London, EC2N 2DL
iShares MSCI USA ESG Enhanced UCITS ETF	U	31.97%	78 Sir John Rogerson's Quay, Dublin, D02 HD32, Ireland
JPMorgan Asian Total Return Bond	U	99.83%	The Quayside, 12th Floor, Tower 2, 77 Hoi Bun Rd, Hong Kong
JPMorgan Investment Funds - Japan Sustainable Equity Fund	U	76.08%	6 route de Trèves, L-2633 Senningerberg, Grand Duchy of Luxembourg
KKP Active Equity Fund	U	30.86%	209 KKP Tower A, 17 Fl., Sukhumvit 21 (Asoke), Khlong Toey Nua, Wattana, Bangkok 10110 Thailand
Krungsri Greater China Equity Hedged Dividend Fund	U	24.62%	12th, 18th Zone B Floor, Ploenchit Tower 898 Ploenchit Road, Lumpini Pathumwan, Bangkok 10330 Thailand
Lasalle Property Securities SICAV-FIS	U	100.00%	11-13 Bouldevard de la Foire, L-1528 Luxembourg
M&G Asia Property TS Trust	U	100.00%	8 Marina Boulevard, #05-02 Marina Bay, Financial Centre Tower 1, Singapore, 018981
M&G Real Estate Asia Holding Company Pte. Ltd.	OS	33.00%	138 Market Street, #35-01 CapitaGreen, Singapore 048946
Manulife Asia Pacific Bond Fund	U	67.93%	9th Floor, No 89 Son Ren Road, Taipei, Taiwan
Manulife AUD Income Bond Fund	U	23.32%
Manulife China Offshore Bond Fund	U	64.51%
Manulife Global Equity Fund	U	22.20%
Manulife Taiwan Dynamic Fund	U	27.81%
MEAG FlexConcept	U	72.88%	R.C.S. Luxembourg NR. 28878, 1c, rue Gabriel Lippmann, L-5365 Munsbach
Nomura Global Shariah Sustainable Equity Fund	U	21.76%	Suite No 12.2, Level 12, Menara IMC,No.8 Jalan Sultan Ismail,Kuala Lumpur,50250,WP Kuala Lumpur,Malaysia
Nomura Six Years Fixed Maturity Asia Pacific Emerging Market Bond Fund	U	100.00%	101 Tower, 30th Floor, No. 7 Sec. 5, Xinyi Rd., Xinyi Dist., Taipei, Taiwan
Nomura Six Years Ladder Maturity Asia Pacific Emerging Market Bond Fund	U	99.83%
North Sathorn Holdings Company Limited	OS	100.00%	No. 63, Athenee Tower, 34th Floor, Wireless Road, Lumpini Subdistrict Pathumwan District, Bangkok Metropolis, Thailand
PCA IP Services Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
PCA Life Assurance Co., Ltd.	OS	99.79%	8th Floor, No.1 Songzhi Road, Taipei City, 11047, Taiwan
PCA Reinsurance Co. Ltd.	OS	100.00%	Unit Level 13(A), Main Office Tower, Financial Park Labuan, Jalan Merdeka, 87000 Federal Territory of Labuan, Malaysia

	Classes of
	shares	Proportion
Name of entity	held	held	Registered office address
Pinebridge US Dual Core Income Fund	U	29.13%	10th Floor, No. 144, Sec. 2, Minquan East Rd, Taipei
Principal Global Silver Age Fund	U	28.89%	44, 16th Floor, CIMB Thai Bank, Lungsuan Road, Lumpini, Bangkok 10330, Thailand
Principal Islamic Malaysia Government Sukuk Fund	U	60.71%	Level 32, Exchange 106, Lingkaran TRX, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia
Principal Malaysia Titans Fund	U	52.56%	Level 31, Exchange 106, Lingkaran TRX, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia
Pru Life Insurance Corporation of U.K.	OS	100.00%	9th Floor, Uptown Place Tower 1, 1 East 11th Drive, Uptown Bonifacio, 1634 Taguig City, Metro Manila, Philippines
Prudence Foundation	LBG	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
Prudential (Cambodia) Life Assurance Plc	OS	100.00%	Chip Mong Tower Building, Units L19, L20, and L21, 19th, 20th, 21st Floor, Russian Federation Blvd (110), Phum 10, Sangkat Phsar Depou 3, Khan Tuol Kork, Phnom Penh, Cambodia
Prudential (US Holdco 1) Limited	OS	100.00%	1 Angel Court, London, EC2R 7AG, United Kingdom
Prudential Africa Holdings Limited	OS	100.00%
Prudential Africa Services Limited	OS	100.00%	3rd Floor, One Africa Place, LR No. 1870/X/45, P.O. Box 1393-00606, Westlands, Nairobi, Kenya
Prudential Assurance Company Singapore (Pte) Limited	OS	100.00%	30 Cecil Street, #30-01 Prudential Tower, Singapore 049712
Prudential Assurance Malaysia Berhad	OS	51.00%	Level 26, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia
Prudential Assurance Uganda Limited	OS	100.00%	9th Floor Zebra Plaza, Plot 23 Kampala Road, P.O. Box 2660, Kampala, Uganda
Prudential BeGeneral Insurance Côte d'Ivoire S.A.	OS	51.00%	Abidjan Plateau, Avenue Noguès, Immeuble Woodin Center, 1er étage, 01 P.O. BOX 5173, Abidjan 01, Côte d'Ivoire
Prudential Belife Insurance Côte d'Ivoire S.A.	OS	51.00%
Prudential Beneficial General Insurance Cameroon S.A.	OS	50.71%	1944, Boulevard de la République Douala-Akwa, P.O. BOX 2328, Douala, Cameroon
Prudential Beneficial Life Insurance Cameroon S.A.	OS	51.00%
Prudential Beneficial Life Insurance Togo S.A.	OS	50.99%	2963 Rue de la Chance Agbalepedogan, P.O. Box 1115, Lome, Togo
Prudential BSN Takaful Berhad	OS	49.00%	Level 13, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia
Prudential Corporation Asia Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
Prudential Corporation Holdings Limited	OS	100.00%	1 Angel Court, London, EC2R 7AG, United Kingdom
Prudential Enterprise Management (Beijing) Co., Ltd.	MI-WFOE	100.00%	Unit 2401-59, 24th floor, China World Office 2, No.1 Jianguomenwai Avenue, Chaoyang District, Beijing, China
Prudential Financial Advisers Singapore Pte. Ltd.	OS	100.00%	30 Cecil Street, #30-01 Prudential Tower, Singapore 049712
Prudential Financial Partners (Asia) Limited	OS	100.00%	1 Angel Court, London, EC2R 7AG, England, United Kingdom
Prudential Financial Partners HK Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
Prudential Funding (Asia) PLC	OS	100.00%	1 Angel Court, London, EC2R 7AG, England, United Kingdom
Prudential General Insurance Hong Kong Limited	OS	100.00%	59th Floor, One Island East, 18 Westlands Road, Quarry Bay, Hong Kong
Prudential Group Holdings Limited	OS	100.00%	1 Angel Court, London, EC2R 7AG, United Kingdom
Prudential Group Secretarial Services HK Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
Prudential Group Secretarial Services Limited	OS	100.00%	1 Angel Court, London, EC2R 7AG, United Kingdom
Prudential Holdings Limited	OS	100.00%	4th Floor, Saltire Court, 20 Castle Terrace, Edinburgh, EH1 2EN, United Kingdom
Prudential Hong Kong Limited	OS	100.00%	59th Floor, One Island East, 18 Westlands Road, Quarry Bay, Hong Kong
Prudential International Treasury Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
Prudential Investment Management Private Limited	OS	100.00%	1 Pasir Panjang Road, #12-02, Singapore 118479
Prudential IP Services Limited	OS	100.00%	1 Angel Court, London, EC2R 7AG, United Kingdom

	Classes of
	shares	Proportion
Name of entity	held	held	Registered office address
Prudential Life Assurance (Lao) Company Limited	OS	100.00%	5th Floor, Lao international Business and Tourist Center Project (Vientiane Center), Khouvieng Road, Nongchan Village, Sisattanak District, Vientiane Capital, Lao PDR
Prudential Life Assurance (Thailand) Public Company Limited	OS	99.93%	944 Mitrtown Office Tower, 10th, 29th-31st Floor, Rama 4 Road, Wangmai, Pathumwan, Bangkok, 10330, Thailand
Prudential Life Assurance Kenya Limited	OS	100.00%	Vienna Court, Ground Floor, State House Crescent, Off State House Avenue, P.O. Box 25093-00603, Nairobi, Kenya
Prudential Life Assurance Zambia Limited	OS	100.00%	Prudential House, Plot No. 32256, Thabo Mbeki Road, P.O. Box 31357, Lusaka, Zambia
Prudential Life Insurance Ghana Limited	OS	100.00%	H/NO. 35, Opp. Hobats Clinic, North Street, Tesano, Accra, Accra Metropolitan, Greater Accra, P.O. Box AN 10476, Ghana
Prudential Life Vault Limited	OS	100.00%	48 Awolowo Road, South-West Ikoyi, Lagos, Nigeria
Prudential Mauritius Holdings Limited	OS	100.00%	3rd Floor, 355 NEX, Rue du Savoir, Cybercity Ebene 72201, Mauritius
Prudential Myanmar Life Insurance Limited	OS	100.00%	#15-01, 15th Floor, Sule Square, 221 Sule Pagoda Road, Kyauktada Township, Yangon, Myanmar
Prudential Pensions Management Zambia Limited	OS	49.00%	Prudential Pensions Management Zambia Limited Support Office, Plot F/377/9/H/3, Kabulonga Road, Kabulonga, Lusaka, Zambia
Prudential Services Asia Sdn. Bhd.	OS	100.00%	Suite 1005, 10th Floor, Wisma Hamzah-Kwong Hing, No. 1 Leboh Ampang, 50100 Kuala Lumpur, Malaysia
	PS	100.00%
Prudential Services Limited	OS	100.00%	1 Angel Court, London, EC2R 7AG, United Kingdom
Prudential Services Philippines Corporation	OS	100.00%	19th Floor Uptown Place Tower I East, 11th Drive Uptown Bonifacio Fort Bonifacio Bonifacio Global City, Taguig City, Fourth District, National Capital Region (NCR), 1630, Philippines
Prudential Services Singapore Pte. Ltd.	OS	100.00%	1 Pasir Panjang Road, #12-02, Singapore 118479
Prudential Singapore Holdings Pte. Limited	PS	100.00%	30 Cecil Street, #30-01 Prudential Tower, Singapore 049712
	OS	100.00%
Prudential Technology and Services India Private Limited	OS	100.00%	CoWrks NXT, EPIP Industrial Area, Whitefield Road, K.R Puram, Near SAP Labs, Hubli, Bangalore, Karnataka, 560066, India
Prudential Vietnam Assurance Private Limited	OS	100.00%	25th Floor, Saigon Trade Center, 37 Ton Duc Thang Street, District 1, Ho Chi Minh City, Vietnam
Prudential Wealth Holdings Company Pte. Ltd.	OS	100.00%	7 Straits View #07-01, Marina One East Tower, Singapore 018936
Prudential Wealth Management Singapore Pte. Ltd.	OS	100.00%
Prudential Zenith Life Insurance Limited	OS	100.00%	6th Floor, Civic Towers, Plots Ga & G1 Ozumba Mbadiwe Avenue, Victoria Island, Lagos, Nigeria
PT Prudential Sharia Life Assurance	OS	94.62%	Prudential Tower, 2nd Floor, Jl. Jend. Sudirman Kav. 79, Jakarta 12910, Indonesia
PT. Eastspring Investments Indonesia	OS	99.95%
PT. Prudential Life Assurance	OS	94.62%	Prudential Tower, Jl. Jend. Sudirman Kav. 79, Jakarta 12910, Indonesia
Pulse Ecosystems Pte. Ltd.	OS	100.00%	1 Pasir Panjang Road, #12-02, Singapore 018936

	Classes of
	shares	Proportion
Name of entity	held	held	Registered office address
Pulse Wealth Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
Reksa Dana Eastspring IDR Fixed Income Fund (NDEIFF)	U	96.74%	Prudential Tower, 23rd Floor, Jl. Jend. Sudirman Kav.79, Jakarta 12910, Indonesia
Reksa Dana Syariah Eastspring Syariah Fixed Income Amanah	U	70.66%
Reksa Dana Syariah Eastspring Syariah Money Market Khazanah	U	99.69%
Rhodium Investment Funds - Singapore Bond Fund	U	99.98%	7 Straits View, #09-01 Marina One East Tower, Singapore 018936
Rhodium Passive Long Dated Bond Fund	U	99.92%
Robeco QI European Active Index Equities	U	83.95%	6, route de Trèves, L-2633 Senningerberg, Grand Duchy of Luxembourg
Schroder Asian Investment Grade Credit	U	21.14%	138 Market Street, #23-01 CapitaGreen, Singapore 048946
Schroder Emerging Markets Fund	U	54.07%
Schroder Multi-Asset Revolution	U	33.05%
Scotts Spazio Pte. Ltd.	OS	45.00%	316 Tanglin Road, #01-01,Singapore, 247978
Shanghai CPE Asset Management Co., Ltd.	MI - JV	26.95%	Room 101-2, No.128 North Zhangjiabang Road, Pudong District, Shanghai, China
Shenzhen Prudential Technology Limited	MI - WFOE	100.00%	Unit 5, 8th Floor, China Resources Tower, No.2666 Keyuan South Road, Yuehai Street, Nanshan District, Shenzhen, 518054, China
Sri Han Suria Sdn. Bhd.	OS	51.00%	Suite 1005, 10th Floor, Wisma Hamzah-Kwong Hing, No. 1 Leboh Ampang, 50100 Kuala Lumpur, Malaysia
Staple Limited	OS	100.00%	No. 63, Athenee Tower, 34th Floor, Wireless Road, Lumpini Subdistrict Pathumwan District, Bangkok Metropolis, Thailand
Templeton Asian Growth Fund	U	21.06%	8A, rue Albert Borschette, L-1246 Luxembourg
Tisco US Equity Fund	U	21.24%	48/16-17, Tisco Tower Building, 9 Floor. North Sathorn, Silom, Bangrak, Bangkok 10500
Tisoc Europe Equity FUND	U	24.77%
United Global Innovation Fund	U	22.13%	23A, 25th Floor, Asia Centre Building, 173/27-30, 32-33 South Sathorn Road, Thungmahamek, Sathorn, Bangkok 10120, Thailand
United Global Quality Equity Fund	U	42.24%	Jln Raja Laut, City Centre, 50100 Kuala Lumpur, Wilayah Persekutuan Kuala Lumpur
United Global Quality Growth Fund	U	25.11%	23A, 25th Floor, Asia Centre Building, 173/27-30, 32-33 South Sathorn Road, Thungmahamek, Sathorn, Bangkok 10120, Thailand
UOB Smart Global Healthcare Fund	U	40.27%
UOB Smart Japan Small and Mid Cap Fund	U	43.89%
UOB Smart Millennium Growth Fund	U	33.76%
Vanguard Long-Term Corporate Bond Index Fund ETF Shares	U	45.26%	The Vanguard Group, Inc., P.O. Box 2600, Valley Forge, PA 19482
VCC - ESI Global Real Estate Fund	U	99.99%	7 Straits View, #09-01 Marina One East Tower, Singapore 018936

*

Prudential Assurance Malaysia Berhad is consolidated in the Group's consolidated financial statements reflecting the controlling interest of the Group. From 2024, the Group has recognised a 49 per cent non-controlling interest as discussed in note D2.

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

The below table lists the issued share capital of the subsidiaries of the Group which, in the opinion of the Directors, principally affect the results or assets of the Group:

Name of entity	Issued and fully paid up share / registered capital
Prudential Assurance Company Singapore (Pte) Limited	526,557,000 ordinary shares of SGD 1 each
PT. Prudential Life Assurance	105,500 ordinary shares and 6,000 preference shares of RP 1,000,000 each
Prudential Hong Kong Limited	3,691,854,873 ordinary shares of HKD 1 each
Prudential Assurance Malaysia Berhad	100,000,000 ordinary shares of RM 1 each

Index to the Condensed financial information of registrant Prudential plc

Schedule II

Condensed Financial Information of Registrant Prudential plc

Profit and Loss Accounts (FRS 101 Basis)

Years ended 31 Dec	2024 $m	2023 $m	2022 $m
Investment income, including dividends received from subsidiary undertakings	825	1,430	800
Investment expenses and charges	(209)	(203)	(207)
Gain on transfer of debt to Prudential Funding (Asia) PLC	–	370	–
Gains on financial instruments held at fair value through profit and loss	210	–	–
Corporate expenditure	(39)	(47)	(158)
Foreign currency exchange losses	(1)	(27)	25
Profit on ordinary activities before tax	786	1,523	460
Tax credit (charge) on profit on ordinary activities	–	2	(5)
Profit for the year	786	1,525	455

Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss
Valuation movements on retained interest in Jackson measured at fair value through other comprehensive income	–	8	(125)
Total comprehensive income for the year	786	1,533	330

The accompanying notes are an integral part of this condensed financial information

Schedule II

Condensed Financial Information of Registrant Prudential plc

Statements of Financial Position (FRS 101 Basis)

	31 Dec 2024 $m	31 Dec 2023 $m
Fixed assets
Investments in subsidiary undertakings	13,789	13,786

Current assets
Amounts owed by subsidiary undertakings	6,577	7,267
Cash at bank and in hand	107	21
Prepayments and other debtors	3	–
	6,687	7,288
Liabilities: amounts falling due within one year
Amounts owed to subsidiary undertakings	(852)	(866)
Tax payable	(8)	(7)
Other liabilities	(19)	(7)
	(879)	(880)
Net current assets	5,808	6,408
Total assets less current liabilities	19,597	20,194
Liabilities: amounts falling due after more than one year
Amounts owed to subsidiary undertakings	(3,637)	(3,610)
Total net assets	15,960	16,584
Capital and reserves
Share capital	176	183
Capital redemption reserve	7	–
Share premium	5,009	5,009
Profit and loss account	10,768	11,392
Shareholders’ funds	15,960	16,584

The accompanying notes are an integral part of this condensed financial information

Condensed Financial Information of Registrant Prudential plc

Statements of Changes in Equity (FRS 101 basis)

			Capital	Profit	Total
		Share	redemption	and loss	shareholders'
	Share capital	premium	reserve	account	funds
	$m	$m	$m	$m	$m
Balance at 1 Jan 2022	182	5,010	–	10,458	15,650

Profit for the year	–	–	–	455	455
Valuation movements on Jackson equity securities measured at fair value through other comprehensive income	–	–	–	(125)	(125)
Total comprehensive income for the year	–	–	–	330	330

Transactions with owners, recorded directly in equity
New share capital subscribed	–	(4)	–	–	(4)
Share-based payment transactions	–	–	–	40	40
Dividends	–	–	–	(474)	(474)
Total transactions with owners	–	(4)	–	(434)	(438)

Balance at 31 Dec 2022 / 1 Jan 2023	182	5,006	–	–	15,542

Profit for the year	–	–	–	1,525	1,525
Valuation movements on Jackson equity securities measured at fair value through other comprehensive income	–	–	–	8	8
Total comprehensive income for the year	–	–	–	1,533	1,533

Transactions with owners, recorded directly in equity
New share capital subscribed	1	3	–	–	4
Share-based payment transactions	–	–	–	38	38
Dividends	–	–	–	(533)	(533)
Total transactions with owners	1	3	–	(495)	(491)

Balance at 31 Dec 2023 / 1 Jan 2024	183	5,009	–	11,392	16,584

Profit and total comprehensive income for the year	–	–	–	786	786
Transactions with owners, recorded directly in equity
Share repurchase/buyback programmes	(7)	–	7	(878)	(878)
Share-based payment transactions	–	–	–	20	20
Dividends	–	–	–	(575)	(575)
Effect of scrip dividends	–	–	–	23	23
Total transactions with owners	(7)	–	7	(1,410)	(1,410)

Balance at 31 Dec 2024	176	5,009	7	10,768	15,960

The accompanying notes are an integral part of this condensed financial information

Schedule II

Condensed Financial Information of Registrant Prudential plc

Statements of Cash Flows (FRS 101 Basis)

Years ended 31 Dec	2024 $m	2023 $m	2022 $m
Operating activities
Net cash inflow from operating activities before interest and tax	983	1,527	664
Interest paid	(165)	(35)	(204)
Taxes paid	–	–	(4)
Dividends paid	(575)	(533)	(474)
Net cash flows from operating activities	243	959	(18)
Financing activities
Issuance of ordinary share capital	–	4	(4)
Issuance of core structural borrowings	–	–	346
Redemption of core structural borrowings	–	(393)	(2,075)
Movement in commercial paper and other borrowings to support a short-term fixed income securities program	–	(501)	1
Movement in net amount owed to subsidiary undertakings	13	–	–
Movement in share-based payment receivable	–	(4)	(111)
Capitalisation of amount owed by subsidiary	–	–	(62)
Non-cash transfer of debt to Prudential Funding (Asia) PFAP	–	(3,552)	–
Movement in net amount owed by subsidiary undertakings	690	3,610	(36)
Share repurchase/buyback programmes (including costs)	(860)	–	–
Net cash flows from financing activities	(157)	(836)	(1,941)
Investing activities
Disposal of Jackson shares	–	273	293
Investment in subsidiaries	–	(609)	–
Capitalisation of intercompany loans	–	189	–
Net cash flows from investing activities	–	(147)	293
Net cash inflow (outflow) for the year	86	(24)	(1,666)
Reconciliation of profit on ordinary activities before tax to net cash inflow from operating activities before interest and tax
Profit on ordinary activities before tax	786	1,523	460
Add back: interest charged to profit or loss	209	203	207
Adjustments for non-cash items:
Gain on transfer of subordinated liabilities and debenture loans	–	(370)	–
Foreign currency exchange and other movements	(22)	27	8
Decrease (increase) in debtors	(3)	–	9
Increase (decrease) in creditors	13	144	(20)
Net cash inflow from operating activities before interest and tax	983	1,527	664

The accompanying notes are an integral part of this condensed financial information

Condensed Financial Information of Registrant Prudential plc

Notes to the Condensed Financial Information

31 December 2024

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

The accounting policies set out in note 2 below have been applied consistently to both years presented in these financial statements. The Company and the Group manage cash resources, remittances and financing primarily in USD. Accordingly, the functional and presentational currency of the Company is USD.

On the basis of the assessment of going concern for the Company and the Group as set out in note A1 to the consolidated financial statements, the Directors consider it appropriate to continue to adopt the going concern basis of accounting in preparing these financial statements for the year ended 31 December 2024.

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

Financial instruments

Under IFRS 9, except for derivative instruments (where applicable) that are mandatorily classified as FVTPL, all financial assets and liabilities of the Company are held at amortised cost.The Company assesses impairment on its loans and receivables using the expected credit loss approach. The expected credit loss on the Company’s loans and receivables, the majority of which represent loans to its subsidiaries, have been assessed by taking into account the probability of defaults on those loans. In all cases, the subsidiaries are expected to have sufficient resources to repay the loans either now or over time based on projected earnings. For loans recallable on demand, the expected credit loss has been limited to the impact of discounting the value of the loan between the balance sheet date and the anticipated recovery date. For loans with a fixed maturity date, when held, the expected credit loss has been determined with reference to the historical experience of loans with equivalent credit characteristics.

Dividends

Interim dividends are recorded in the year in which they are paid.

Cash and scrip dividends are initially recorded in the statement of changes in equity as a deduction from retained earnings, at the value of the cash paid, or the cash equivalent to the scrip dividend. For scrip dividends settled by a new issue of shares the deduction from retained earnings is subsequently reversed and an amount equal to the nominal value of shares issued is transferred to share capital from share premium or the capital redemption reserve.

Foreign currency translation

Transactions not denominated in the Company’s functional currency, USD, are initially recorded at the rate of currency prevailing on the date of the transaction. Monetary assets and liabilities not denominated in the Company’s functional currency are translated to the Company's functional currency at year end spot rates. The impact of these currency translations is recorded within the profit and loss account for the year.

Tax

Current tax recoverable (payable) recognised in the balance sheet is measured at the amount expected to be recovered from (paid to) relevant tax authorities in accordance with the provisions of IAS 12 'Income Taxes'.

Deferred tax assets and liabilities are recognised in accordance with the provisions of IAS 12.

The Company has applied the IAS 12 paragraph 4A mandatory exemption from recognising and disclosing information on the associated deferred tax assets and liabilities related to Pillar Two income taxes at 31 December 2024. For further details of the impact of Pillar Two income taxes, refer to note B3 to the Group IFRS consolidated financial statements.

Share-based payments

The Group offers share awards and option plans for certain key employees and a Save As You Earn (SAYE) plan for all UK and certain overseas employees. The share-based payment plans operated by the Group are mainly equity-settled.

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

3Dividends received from subsidiary undertakings

The parent company received dividends totalling $710 million from its consolidated subsidiary undertakings in 2024 (2023: $1,277 million; 2022: $708 million).

4Reconciliation from the FRS 101 parent company results to the Group IFRS results

The parent company financial statements are prepared in accordance with FRS 101 and the Group financial statements are prepared in accordance with IFRS as issued by the IASB and international financial reporting standards adopted for use in the UK.

The tables below provide a reconciliation between the FRS 101 parent company results and the Group IFRS results.

	2024 $m	2023 $m	2022 $m
Profit after tax
Profit for the year of the Company in accordance with FRS 101 note (i)	786	1,525	455
Accounting policy difference note (ii)	11	(65)	108
Share in the IFRS result of the Group, net of distributions to the Company note (iii)	1,488	241	(1,570)
Profit (loss) after tax of the Group attributable to equity holders in accordance with IFRS	2,285	1,701	(1,007)

	31 Dec 2024 $m	31 Dec 2023 $m
Shareholders’ equity
Shareholders’ funds of the Company in accordance with FRS 101	15,960	16,584
Accounting policy difference note (ii)	11	–
Share in the IFRS net equity of the Group note(iii)	1,521	1,239
Shareholders’ equity of the Group in accordance with IFRS	17,492	17,823

Notes

(i)	The Company’s profit for the year includes distributions to the Company from subsidiaries.
(ii)

Accounting policy difference represents the difference in accounting for expected credit losses on loan assets. In 2022, differences also arose from that effect, together with the difference in treatment of realised gains and losses on investments classified as FVOCI, as the Company applied IFRS 9 in 2022 which the Group adopted, without retrospective application, in 2023.

(iii)

The share in the IFRS result of the Group represents the Company’s interest in the earnings of its subsidiaries, JVs and associates. The share in the IFRS net equity of the Group represents the Company's interest in the net assets of its subsidiaries, JVs and associates. The movement compared with the prior year reflects movements in the results of the Group relative to the result of the Company.

5Guarantees provided by the parent company

In certain instances the parent company has guaranteed that its subsidiaries will meet their obligations when they fall due for payment.

6Share repurchase/buyback programmes

In January and June 2024, the Company completed two share buyback programmes to offset dilution from the vesting of awards under employee and agent share schemes during 2023 and the first half of 2024, respectively. The Company repurchased 4.6 million ordinary shares in aggregate for a total consideration of $48 million.

In November 2024, the Company completed a share buyback programme to offset dilution from the issue of shares under its scrip dividend programme during 2024. The Company repurchased 2.8 million ordinary shares in aggregate for a total consideration of $23 million.

On 23 June 2024, the Company announced the commencement of the $2 billion share buyback programme to reduce the issued share capital of the Company in order to return capital to shareholders.As at 31 December 2024, 92.1 million ordinary shares in aggregate have been repurchased for a total consideration of approximately $785 million. In addition $22 million was incurred for costs associated with the buyback and the obligation under the non - cancellable period of the arrangement with the bank conducting the buyback, which was recognised as a financial liability at 31 December 2024.

Further details of the share repurchase/buyback programmes by the Company are provided in note C8 to the Group IFRS consolidated financial statements.

7Post balance sheet events

Dividends

The second interim dividend for the year ended 31 December 2024, which was approved by the Board of Directors after 31 December 2024, is described in note B5 to the IFRS consolidated Group financial statements.

I	Additional unaudited financial information

I(i)Group capital position

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

Estimated GWS capital position note (1)

As at 31 December 2024, the estimated shareholder GWS capital surplus over the GPCR is $15.9 billion (31 December 2023: $16.1 billion), representing a coverage ratio of 280 per cent (31 December 2023: 295 per cent) and the estimated total GWS capital surplus over the GPCR is $20.9 billion (31 December 2023: $19.0 billion), representing a coverage ratio of 203 per cent (31 December 2023: 197 per cent). The estimated Group Tier 1 capital resources are $18.9 billion with headroom over the GMCR of $13.1 billion (31 December 2023: $18.3 billion with headroom of $12.4 billion), representing a coverage ratio of 325 per cent (31 December 2023: 313 per cent).

	31 Dec 2024			31 Dec 2023
		Add			Add		Change
	Shareholder	policyholder	Total	Shareholder	policyholder	Total	in total
		note (2)	note (3)		note (2)	note (3)	note (4)
Group capital resources ($bn)	24.8	16.3	41.1	24.3	14.3	38.6	2.5
of which: Tier 1 capital resources ($bn) note (5)	17.6	1.3	18.9	17.1	1.2	18.3	0.6

Group Minimum Capital Requirement ($bn)	5.1	0.7	5.8	4.8	1.1	5.9	(0.1)
Group Prescribed Capital Requirement ($bn)	8.9	11.3	20.2	8.2	11.4	19.6	0.6

GWS capital surplus over GPCR ($bn)	15.9	5.0	20.9	16.1	2.9	19.0	1.9
GWS coverage ratio over GPCR (%)	280%		203%	295%		197%	6%

GWS Tier 1 surplus over GMCR ($bn)			13.1			12.4	0.7
GWS Tier 1 coverage ratio over GMCR (%)			325%			313%	12%

Notes

(1)

To reflect the recent Federal Court of Malaysia decision as described in the consolidated financial statements note D2, the 31 December 2024 GWS capital results now reflect a 49 per cent non-controlling interest instead of the previously consolidated 100 per cent economic interest. The 31 December 2023 GWS capital results have not been restated as they reflected the facts and circumstances at that time. Allowing for the non-controlling interest as a pro forma adjustment at 31 December 2023, the estimated shareholder GWS capital surplus over GPCR reduces to $15.9 billion with a coverage ratio of 298 per cent and the estimated total GWS capital surplus over GPCR reduces to $18.8 billion with a coverage ratio of 198 per cent. The total GWS Tier 1 surplus over GMCR reduces to $12.1 billion with a coverage ratio of 319 per cent.

(2)	This allows for any associated diversification impacts between the shareholder and policyholder positions reflected in the total company results where relevant.
(3)

The total company GWS coverage ratio over GPCR presented above represents the eligible group capital resources coverage ratio as set out in the GWS framework, while the total company GWS tier 1 coverage ratio over GMCR represents the tier 1 group capital coverage ratio.

(4)	Refer to section on Material changes in GMCR, GPCR, tier 1 group capital and eligible group capital resources below.
(5)

The classification of tiering of capital under the GWS framework reflects the different local regulatory regimes along with guidance issued by the Hong Kong IA. At 31 December 2024, total Tier 1 capital resources of $18.9 billion comprises: $24.8 billion of total shareholder capital resources; less $3.6 billion of Prudential plc issued subordinated and senior Tier 2 debt capital; less $3.6 billion of local regulatory tiering classifications, which are classified as GWS Tier 2 capital resources primarily in Singapore and Mainland China; plus $1.3 billion of Tier 1 capital resources in policyholder funds.

GWS sensitivity analysis

The estimated sensitivity of the GWS capital position (based on the GPCR) to changes in market conditions as at 31 December 2024 and 31 December 2023 are shown below, for both the shareholder and the total capital position.

	Shareholder
	31 Dec 2024		31 Dec 2023
Impact of market sensitivities	Surplus ($bn)	Coverage ratio	Surplus ($bn)	Coverage ratio
Base position	15.9	280%	16.1	295%
Impact of:
10% increase in equity markets	0.2	(3)%	0.4	(3)%
20% fall in equity markets	(0.8)	5%	(2.5)	(17)%
50 basis points reduction in interest rates	1.1	10%	0.7	11%
100 basis points increase in interest rates	(2.6)	(25)%	(2.1)	(25)%
100 basis points increase in credit spreads	(0.5)	(4)%	(1.0)	(12)%

	Total
	31 Dec 2024		31 Dec 2023
Impact of market sensitivities	Surplus ($bn)	Coverage ratio	Surplus ($bn)	Coverage ratio
Base position	20.9	203%	19.0	197%
Impact of:
10% increase in equity markets	1.1	1%	1.2	1%
20% fall in equity markets	(2.8)	(4)%	(4.0)	(13)%
50 basis points reduction in interest rates	0.8	4%	0.4	3%
100 basis points increase in interest rates	(2.6)	(13)%	(1.4)	(8)%
100 basis points increase in credit spreads	(1.3)	(7)%	(1.4)	(7)%

The sensitivity results assume instantaneous market movements and, hence, reflect the current investment portfolio and all consequential impacts as at the valuation date. If the economic conditions set out in the sensitivities persisted, the financial impacts may differ to the instantaneous impacts shown above. These sensitivity results allow for limited management actions such as changes to future policyholder bonuses where applicable. In practice, the market movements would be expected to occur over time and rebalancing of investment portfolios would likely be carried out to mitigate the impact of the stresses as presented above. Management could also take additional actions to help mitigate the impact of these stresses including, but not limited to, market risk hedging, increased use of reinsurance, repricing of in-force benefits, changes to new business pricing and the mix of new business being sold.

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

Typically, this requires a Group shareholder coverage ratio of above 150 per cent of the shareholder GPCR to be maintained and de-risking management actions will be taken as necessary to maintain this buffer. No maximum limit on the GWS coverage ratio has been set. While the GWS shareholder capital position is a key metric for assessing regulatory solvency, and for risk management, there are some elements of the shareholder GWS capital surplus that will only become available as cash flow for distribution over time. The Group's free surplus metric is a better measure of the shareholder capital available for distribution and is used as the primary metric for assessing the Group's sources and uses of capital in the Group's capital management framework, and underpinning the Group's dividend policy.

The uses of capital, for both organic and inorganic opportunities, are assessed by reference to expected shareholder returns and payback periods, relative to risk-adjusted hurdle rates which are set centrally. Further details are included in the Capital management section of the Financial review.

Separate from the capital management framework applied for shareholder-owned capital, the capital held in ring-fenced with-profits funds supports policyholder investment freedom, which increases expected returns for our with-profits funds’ customers. GWS policyholder capital surplus is not available for distribution out of the ring-fenced funds other than as a defined proportion distributable to shareholders when policyholder bonuses are declared. Policyholder fund capital surplus is deployed over time to increase investment risk in the with-profits funds in order to target higher customer returns, or distributed as higher customer bonuses, in line with the specific with-profits bonus policies that apply to each ring-fenced fund. The result of applying these policies is that the aggregate policyholder fund GPCR coverage ratio is typically lower than the GPCR shareholder coverage ratio.

The total GWS coverage ratio, which is an aggregate of the policyholder and shareholder capital positions, is therefore usually lower than the shareholder coverage ratio, but also less sensitive in stress scenarios, as is shown in the GWS sensitivity analysis section above as at 31 December 2024. The total GWS coverage ratio is the Group’s regulatory solvency metric to which Group supervision applies, and this total regulatory coverage ratio is managed to ensure it remains above the GPCR by applying separate shareholder and policyholder risk appetite limits, as described above.

Material changes in GMCR, GPCR, tier 1 group capital and eligible group capital resources

Detail on the material changes in GPCR, GMCR, eligible group capital resources and tier 1 group capital are provided below.

–

Total eligible capital resources increased by $2.5 billion to $41.1 billion at 31 December 2024 (31 December 2023: $38.6 billion). This includes a $0.6 billion increase in tier 1 group capital to $18.9 billion (31 December 2023: $18.3 billion) and a $1.9 billion increase in tier 2 group capital to $22.2 billion (31 December 2023: $20.3 billion). The increase in total eligible capital resources is primarily driven by positive operating capital generation over the year, partially offset by payments of external dividends and share repurchases and buybacks and market (including foreign exchange) movements over the year.

–

Total regulatory GPCR increased by $0.6 billion to $20.2 billion at 31 December 2024 (31 December 2023: $19.6 billion), while the total regulatory GMCR decreased by $(0.1) billion to $5.8 billion at 31 December 2024 (31 December 2023: $5.9 billion). Movements in the GPCR and GMCR are primarily driven by increases from new business sold over the year, offset by the release of capital as the policies matured, or were surrendered and market (including foreign exchange) movements over the year. The movement in the GMCR is restricted to reflect tier 1 group capital.

Reconciliation of Group IFRS shareholders’ equity to Group total GWS capital resources

31 Dec 2024
$bn
Group IFRS shareholders’ equity	17.5
Remove goodwill and intangibles recognised on the IFRS consolidated statement of financial position	(4.5)
Add debt treated as capital under GWS note (1)	3.6
Asset valuation differences note (2)	(0.3)
Remove IFRS 17 CSM (including joint ventures and associates)note (3)	21.0
Liability valuation (including insurance contracts) differences excluding IFRS 17 CSM note (4)	2.6
Differences in associated net deferred tax liabilities note (5)	0.9
Other note (6)	0.3
Group total GWS capital resources	41.1

Notes

(1)

As per the GWS Framework, debt in issuance at the date of designation that satisfies the criteria for transitional arrangements, and qualifying debt issued since the date of designation, are included as Group capital resources but are treated as liabilities under IFRS.

(2)

Asset valuation differences reflect differences in the basis of valuing assets between IFRS and local statutory valuation rules, including deductions for inadmissible assets. Differences include for some markets where government and corporate bonds are valued at book value under local regulations but are valued at market value under IFRS.

(3)

The IFRS 17 CSM represents a discounted stock of unearned profit that is released over time as services are provided. On a GWS basis the level of future profits will be recognised within the capital resources to the extent permitted by the local solvency reserving basis. Any restrictions applied by the local solvency bases (such as zeroisation of future profits) is captured in the liability valuation differences line.

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

(5)	Differences in associated net deferred tax liabilities mainly results from the tax impact of changes in the valuation of assets and liabilities.
(6)	Other differences mainly reflect the inclusion of subordinated debt in Mainland China as local capital resources on a C-ROSS II basis as compared to being held as a liability under IFRS.

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

In determining the GWS eligible group capital resources and required capital, the following principles have been applied:

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
–

For entities where the Group’s interest is less than 100 per cent, the contribution of the entity to the GWS eligible group capital resources and required capital represents the Group’s share of these amounts and excludes any amounts attributable to non-controlling interests. This does not apply to investment holdings that are not part of the Group;

–

Investments in subsidiaries, joint ventures and associates (including, if any, loans that are recognised as capital on the receiving entity’s balance sheet) are eliminated from the relevant holding company to prevent the double counting of capital resources;

–

At 31 December 2024, all debt instruments with the exception of the senior debt issued in 2022 are included as Group capital resources. The eligible amount permitted to be included as Group capital resources for transitional debt is based on the net proceeds amount translated using 31 December 2020 exchange rates for debt not denominated in US dollars. Under the GWS Framework, debt instruments in issuance at the date of designation that satisfy the criteria for transitional arrangements and qualifying debt issued since the date of designation are included in eligible group capital resources as tier 2 group capital;

–

The total company GWS capital basis is the capital measure for Hong Kong IA Group regulatory purposes as set out in the GWS framework. This framework defines the eligible group capital resources coverage ratio (or total company GWS coverage ratio over GPCR as presented above) as the ratio of total company eligible group capital resources to the total company GPCR and defines the tier 1 group capital coverage ratio (or total company GWS tier 1 coverage ratio over GMCR as presented above) as the ratio of total company tier 1 group capital to the total company GMCR; and

–

Prudential also presents a shareholder GWS capital basis, which excludes the contribution to the Group GWS eligible group capital resources, the GMCR and GPCR from participating business in Hong Kong, Singapore and Malaysia. In Hong Kong, the present value of future shareholder transfers from the participating business are included in the shareholder GWS eligible capital resources along with an associated required capital, this is in line with the local solvency presentation. The shareholder GWS coverage ratio over GPCR presented above reflects the ratio of shareholder eligible group capital resources to the shareholder GPCR.

I(ii)Eastspring adjusted operating profit and funds under management or advice

(a)	Eastspring adjusted operating profit

	2024 $m	2023 AER $m	2022 AER $m
Operating income before performance-related fees note (1)	747	700	660
Performance-related fees	–	(2)	1
Operating income (net of commission)note (2)	747	698	661
Operating expensenote (2)	(385)	(372)	(360)
Group's share of tax on joint ventures' operating profit	(58)	(46)	(41)
Adjusted operating profit	304	280	260
Average funds managed or advised by Eastspring	$249.3bn	$225.9bn	$229.4bn
Margin based on operating incomenote (3)	30bps	31bps	29bps
Cost/income rationote II(v)	52%	53%	55%

Notes

(1)

Operating income before performance-related fees for Eastspring can be further analysed as follows (institutional below includes internal funds under management or under advice). Amounts are classified between retail or institutional depending on whether the owner of the holding, where known, is a retail or institutional investor.

	Retail	Margin	Institutional	Margin	Total	Margin
	$m	bps	$m	bps	$m	bps
2024	414	62	333	18	747	30
2023	353	67	347	20	700	31
2022	319	64	341	19	660	29

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

(b)	Eastspring total funds under management or advice

Eastspring manages funds from external parties and also funds for the Group’s insurance operations. In addition, Eastspring advises on certain funds for the Group’s insurance operations where the investment management is delegated to third-party investment managers. The table below analyses the total funds managed or advised on by Eastspring. All amounts are presented on an AER basis unless otherwise stated.

	31 Dec 2024 $bn	31 Dec 2023 $bn
External funds under management, excluding funds managed on behalf of M&G plc note (1)
Retail	64.5	50.8
Institutional	29.8	31.6
Money market funds (MMF)	13.9	11.8
	108.2	94.2
Funds managed on behalf of M&G plc note (2)	1.2	1.9

External funds under management	109.4	96.1
Internal funds under management or advice:
Internal funds under management	115.4	110.0
Internal funds under advice	33.2	31.0
	148.6	141.0
Total funds under management or advice note (3)	258.0	237.1

Notes

(1)	Movements in external funds under management, excluding those managed on behalf of M&G plc, are analysed below:

	2024 $m	2023 $m
At 1 Jan	94,123	81,949
Market gross inflows	110,751	91,160
Redemptions	(102,434)	(85,983)
Market and other movements	5,777	6,997
At 31 Dec	108,217	94,123

*

In the table above the ending balance of $108,217 million includes $13,914 million relating to Asia Money Market Funds (MMF) at 31 December 2024 (31 December 2023: $11,775 million). Investment flows for 2024 include Eastspring MMF gross inflows of $70,640 million (2023: $66,340 million) and net inflows of $1,818 million (2023: $1,123 million).

(2)	Movements in funds managed on behalf of M&G plc are analysed below:

	2024 $m	2023 $m
At 1 Jan	1,924	9,235
Net flows	(675)	(7,604)
Market and other movements	(12)	293
At 31 Dec	1,237	1,924

(3)	Total funds under management or advice are analysed by asset class below (multi-asset funds include a mix of debt, equity and other investments):

	31 Dec 2024						31 Dec 2023
	Funds under		Funds under
	management		advice		Total		Total
	$bn	% of total	$bn	% of total	$bn	% of total	$bn	% of total
Equity	59.6	26%	2.2	7%	61.8	24%	52.1	22%
Fixed income	38.8	17%	6.4	19%	45.2	17%	43.9	19%
Multi-asset	109.4	49%	24.6	74%	134.0	52%	126.1	53%
Alternatives	2.0	1%	–	0%	2.0	1%	2.1	1%
MMF	15.0	7%	–	0%	15.0	6%	12.9	5%
Total funds	224.8	100%	33.2	100%	258.0	100%	237.1	100%

I(iii) Group funds under management

For Prudential’s asset management businesses, funds managed on behalf of third parties are not recorded on the balance sheet. They are, however, a driver of profitability. Prudential therefore analyses the movement in the funds under management each year, focusing on those that are external to the Group and those primarily held by the Group’s insurance businesses. The table below analyses the funds of the Group held in the balance sheet and the external funds that are managed by Prudential’s asset management businesses. It excludes the assets classified as held for sale. All amounts are presented on an AER basis unless otherwise stated.

	31 Dec 2024 $bn	31 Dec 2023 $bn
Internal funds	191.3	183.3
Eastspring external funds, including M&G plcnote I(ii)	109.4	96.1
Total Group funds under management note	300.7	279.4

Note

Total Group funds under management comprise:

	31 Dec 2024 $bn	31 Dec 2023 $bn
Total investments held on the balance sheet (including Investment in joint ventures and associates accounted for using the equity method)	169.4	162.9
External funds of Eastspring, including M&G plc	109.4	96.1
Internally managed funds held in joint ventures and associates, excluding assets attributable to external unit holders of the consolidated collective investment schemes and other adjustments	21.9	20.4
Total Group funds under management	300.7	279.4

II	Calculation of alternative performance measures

Prudential uses alternative performance measures (APMs) to provide more relevant explanations of the Group’s financial position and performance. This section sets out explanations for each APM and reconciliations to relevant IFRS balances. All amounts are presented on an AER basis unless otherwise stated.

II(i)Adjusted operating profit

The measurement of adjusted operating profit reflects that, for the insurance business, assets and liabilities are held for the longer term. Management believes trends in underlying performance are better understood if the effects of short-term fluctuations in market conditions, such as changes in interest rates or equity markets, are excluded. This measurement basis distinguishes adjusted operating profit from other constituents of total profit or loss for the year, including short-term interest rate and other market fluctuations and loss on corporate transactions.

More details on how adjusted operating profit is determined are included in note B1.2 to the IFRS consolidated financial statements. A full reconciliation to profit after tax is given in note B1.1 to the IFRS consolidated financial statements.

II(ii)   Adjusted total comprehensive equity

Adjusted total comprehensive equity is calculated by adding the IFRS 17 expected future profit excluding the amount attributable to non-controlling interests and related tax (shareholder CSM), to IFRS shareholders' equity for all entities in the Group, including life joint ventures and associates.

See note C3.1 to the IFRS consolidated financial statements for the split of the balances excluding joint ventures and associates and the Group’s share relating to joint ventures and associates and a reconciliation from IFRS shareholders' equity to adjusted total comprehensive equity.

II(iii)   Return on IFRS shareholders’ equity

This measure is calculated as adjusted operating profit, after tax and non-controlling interests, divided by average IFRS shareholders’ equity.

Detailed reconciliation of adjusted operating profit to IFRS profit before tax for the Group is shown in note B1.1 to the Group IFRS financial results.

	2024* $m	2023 $m
Adjusted operating profit	3,129	2,893
Tax on adjusted operating profit	(547)	(444)
Non-controlling interests' share of adjusted operating profit	(146)	(11)
Adjusted operating profit, net of tax and non-controlling interests	2,436	2,438

IFRS shareholders’ equity at beginning of year	16,966	16,731
IFRS shareholders’ equity at end of year	17,492	17,823
Average IFRS shareholders’ equity	17,229	17,277
Operating return on average IFRS shareholders’ equity (%)	14%	14%

*	Operating profit and IFRS shareholders’ equity are net of the non-controlling interest arising in Malaysia at 1 January 2024 of 49 per cent.

II(iv)   IFRS shareholders’ equity per share

IFRS shareholders’ equity per share is calculated as closing IFRS shareholders’ equity divided by the number of issued shares at the end of the year.

	31 Dec 2024		31 Dec 2023
Number of issued shares at the end of the year (million shares)	2,658		2,754
Closing IFRS shareholders’ equity ($ million)	17,492		17,823
Group IFRS total shareholders’ equity per share (cents)	658	¢	647	¢

Closing adjusted total comprehensive equity ($ million)	36,660		37,346
Group adjusted total comprehensive equity per share (cents)	1,379	¢	1,356	¢

II(v)   Eastspring cost/income ratio

The cost/income ratio is calculated as operating expenses, adjusted for commissions and share of contribution from joint ventures and associates, divided by operating income, adjusted for commission, share of contribution from joint ventures and associates and performance-related fees.

	2024 $m	2023 $m	2022 $m
IFRS revenue	565	497	513
Share of revenue from joint ventures and associates	385	330	303
Commissions and other	(203)	(129)	(155)
Performance-related fees	-	2	(1)
Operating income before performance-related fees note	747	700	660

IFRS charges	454	376	398
Share of expenses from joint ventures and associates	134	125	117
Commissions and other	(203)	(129)	(155)
Operating expense	385	372	360
Cost/income ratio (operating expense/operating income before performance-related fees)	52%	53%	55%

Note

IFRS revenue and charges for Eastspring are included within the IFRS Income statement in ‘other revenue’ and ‘non-insurance expenditure’, respectively. Operating income and expense include the Group’s share of contribution from joint ventures and associates. In the IFRS condensed consolidated income statement, the net income after tax from the joint ventures and associates is shown as a single line item.

II(vi) Insurance premiums

New business sales are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The Group reports annual premium equivalent (APE) new business sales as a measure of the new policies sold in the year, which is calculated as the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the year for all insurance products, including premiums for contracts designated as investment contracts and excluded from the scope of IFRS 17. The use of one-tenth of single premiums is to normalise policy premiums into the equivalent of regular annual payments. This measure is commonly used in the insurance industry to allow comparisons of the amount of new business written in a period by life insurance companies, particularly when the sales contain both single premium and regular premium business.

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

	2024 $m	2023 $m	2022 $m
Gross premiums earned	24,262	22,248	23,344
Gross premiums earned from joint ventures and associates	4,003	3,973	4,439
Total Group, including joint ventures and associates	28,265	26,221	27,783

EXHIBITS

Documents filed as Exhibits to the Form 20-F

Exhibit Number	Description
1	Memorandum and Articles of Association of Prudential(5)
2.1	Second Amended and Restated Deposit Agreement, by and among Prudential, Citibank, N.A, as depositary, and holders and beneficial owners of ADSs issued thereunder (6).
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

2.3	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934
4.1	Prudential Long-Term Incentive plan(5), Prudential Deferred Annual Incentive Plan(5)
4.2	Executive Director’s Service Contract - Anil Wadhwani(4)
4.3	Form of Letter of Appointment for Non-executive Directors(2) and form of Letter of Appointment for the Chair(3). Each Letter of appointment substantially follows the form exhibited.
4.4	Other benefits between the Prudential Group and the Directors. Each of the Directors has the benefit of a deed of indemnity granted by the Company which substantially follows the form exhibited(1)
8	Subsidiaries of Prudential (set forth in Note D6.4 to the consolidated financial statements included in this Form 20-F)
11.1	Prudential's Code of Conduct (5)
11.2	Insider Trading Policies (7)
12.1	Certification of Prudential plc’s Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002
12.2	Certification of Prudential plc’s Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002
13.1	Annual certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
14.1	Consent of EY LLP
97	Prudential Directors' compensation recovery policy (5)
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Linkbase Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover page interactive data file (formatted as inline XBRL and contained in Exhibit 101)
(1)	As previously filed with the Securities and Exchange Commission on 22 March 2019 as an exhibit to Prudential’s Form 20-F.
(2)	As previously filed with the Securities and Exchange Commission on 20 March 2020 as an exhibit to Prudential's Form 20 - F.
(3)	As previously filed with the Securities and Exchange Commission on 15 March 2021 as an exhibit to Prudential’s Form 20-F.
(4)	As previously filed with the Securities and Exchange Commission on 22 March 2023 as an exhibit to Prudential’s Form 20-F.
(5)	As previously filed with the Securities and Exchange Commission on 26 March 2024 as an exhibit to Prudential's Form 20-F.
(6)	As previously filed with the Securities and Exchange Commission on 5 March 2025 as an exhibit to Prudential's Form F - 6.
(7)

Certain confidential information contained in this document, has been redacted in accordance with Instructions as to Exhibits to Form 20-F, because (i) the Company customarily and actually treats that information as private or confidential and (ii) the omitted information is not material. “[***]” indicates where the information has been omitted from this exhibit.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this registration statement annual report on its behalf.

Prudential plc

26 March 2025	By:	/s/ Anil Wadhwani
	Name:	Anil Wadhwani
	Title	Chief Executive Officer