Form 20-F
period 2025-12-31
PRUDENTIAL PLC
filed 2026-03-26
CIK 1116578

As filed with the Securities and Exchange Commission on 26 March 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2025
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
5th Floor, 10 Old Bailey, London EC4M 7NG, England
(Name, telephone, e-mail and/or facsimile number and address of company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
American Depositary Shares, each representing 2 Ordinary Shares, 5 pence par value each	PUK	New York Stock Exchange
Ordinary Shares, 5 pence par value each	PUK/D	New York Stock Exchange*
3.125% Senior Notes due 2030 issued by Prudential Funding (Asia) plc	PUK30	New York Stock Exchange
3.625% Senior Notes due 2032 issued by Prudential Funding (Asia) plc	PUK32	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
The number of outstanding shares of each of the issuer’s classes of capital or common stock as of 31 December 2025 was
2,548,213,779 Ordinary Shares, 5 pence par value each
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
                                                                                                                                                                        ☒  Yes  ☐  No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in
Rule 12b-2 of the Exchange Act.
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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by
the registered public accounting firm that prepared or issued its audit report.                                               ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the
registrant included in the filing reflect the correction of an error to previously issued financial statements.      ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-
based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §
240.10D-1(b).                                                                                                                                              ☐
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
                                                                                                                                                        ☐  Item 17    ☐  Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the
Exchange Act).☐  Yes  ☒  No
*Not for trading, but only in connection with the registration of American Depositary Shares.
†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards
Codification after 5 April 2012.

Cross references to form 20-F requirements

Item	20-F Form Requirements	Section in this Annual Report on Form 20-F	Page
Item 1	Identity of Directors, Senior Management and Advisers	n/a
Item 2	Offer Statistics and Expected Timetable	n/a
Item 3	Key Information
	Capitalisation and indebtedness	n/a
	Reasons for the offer and use of proceeds	n/a
	Risk factors	Risk factors	65
Item 4	Information on the Company
	History and development of the company	–Our business at a glance	11
		–Company address and agent	18
		–Documents on display	162
		–Strategic and operating review	20
	Business overview	–Our clear and simple strategy	14
		–Our business model	27
		–Strategic and operating review	20
		–Segment discussion	41
		–Definitions of performance metrics	51
		–Competition	19
		–Supervision and regulation of Prudential	77
		–Investments	37
		–TEV basis, new business profit, free surplus generation and Group adjusted operating profit	39
		–Sources	10
	Organisational structure	–Our business model	27
		–Significant subsidiaries	158
	Property, plants and equipment	Note C10 to the consolidated financial statements	239
Item 4A	Unresolved Staff Comments	n/a
Item 5	Operating and Financial Review and Prospects
	Operating results	–Strategic and operating review	20
		–Financial review	29
		–Summary consolidated results and basis of preparation analysis	31
		–Determining adjusted operating profit of operating segments	40
		–Explanation of performance and other financial measures	32
	Liquidity and capital resources	–Explanation of performance and other financial measures	32
		–Additional information on liquidity and capital resources	38
		–Note D5 to the consolidated financial statements	241
	Research and development, patents and licenses, etc	n/a
	Trend information	–Strategic and operating review	20
		–Explanation of performance and other financial measures	32
	Critical Accounting Estimates	–Note A3 to the consolidated financial statements	176

Item	20-F Form Requirements	Section in this Annual Report on Form 20-F	Page
Item 6	Directors, Senior Management and Employees
	Directors and senior management	Board of Directors	84
	Compensation	Compensation and employees:	127
		–Remuneration at a glance	127
		–Annual report on remuneration	130
		–Summary of current Directors' remuneration policy	128
		–Additional remuneration disclosure	156
	Board practices	–How we operate	93
		–Committee reports	104
	Employees	Employees	157
	Share ownership	Share ownership	157
	Disclosure of a registrant's action to recover erroneously awarded compensation	n/a
Item 7	Major Shareholders and Related Party Transactions
	Major shareholders	Major shareholders	158
	Related party transactions	Note D4 to the consolidated financial statements	240
	Interests of Experts and Counsel	n/a
Item 8	Financial Information
	Consolidated statements and other financial information	Financial statements	165
		Legal proceedings	159
	Significant changes	n/a
Item 9	The Offer and Listing
	Offer and listing details	Listing information	163
	Markets	Listing information	163
Item 10	Additional Information
	Share capital	n/a
	Memorandum and Articles of Association	Memorandum and Articles of Association	123
	Material contracts	Material contracts	159
	Exchange controls	Exchange controls	159
	Taxation	Taxation	159
	Dividends and paying agents	n/a
	Statement by experts	n/a
	Documents on display	Documents on display	162
	Subsidiary information	Note D6 to the consolidated financial statements	241
	Annual report to security holders	Submitted separately

Item	20-F Form Requirements	Section in this Annual Report on Form 20-F	Page
Item 11	Quantitative and Qualitative Disclosures about Market Risk	–Risk review	53
		–Note C6 to the consolidated financial statements	231
Item 12	Description of Securities Other than Equity Securities
	American depositary shares	Description of securities other than equity securities	163
Item 13	Defaults, Dividend Arrearages and Delinquencies	n/a
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	n/a
Item 15	Controls and Procedures	Controls and procedures	162
Item 16A	Audit Committee Financial Expert	Audit committee financial expert	121
Item 16B	Code of Ethics	Code of ethics	126
Item 16C	Principal Accountant Fees and Services	Principal accountant fees and services	164
Item 16D	Exemptions from the Listing Standards for Audit Committees	n/a
Item 16E	Purchases of Equity Securities by Prudential plc and Affiliated Purchasers	Purchases of equity securities by Prudential plc and affiliated purchasers	164
Item 16F	Change in Registrant’s Certifying Accountant	n/a
Item 16G	Corporate Governance	Differences between Prudential’s governance practice and the NYSE corporate governance rules	121
Item 16H	Mine Safety Disclosure	n/a
Item 16I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	n/a
Item 16J	Insider trading policies	Insider trading policies	126
Item 16K	Cybersecurity	–Risk review	53
		–Risk factors	65
Item 17	Financial Statements	n/a
Item 18	Financial Statements	Financial statements	165
Item 19	Exhibits	Exhibits	268
As used in this document, unless the context otherwise requires, the terms ‘Prudential’, ‘Prudential Group’, the ‘Group’, ‘we’, ‘us’
and ‘our’ each refer to Prudential plc together with its subsidiaries, while the terms ‘Prudential plc’, the ‘Company’ and the ‘parent company’ each refer to ‘Prudential plc’. The definitions of the key metrics we use to discuss our performance in this report are set out in the 'Definitions of performance metrics' section.
This 2025 Annual Report may include references to our website. Information on our website or any other website referenced in this 2025 Annual Report is not incorporated herein and should not be considered to be part of this 2025 Annual Report. We have included any website as an inactive textual reference only.

Forward-looking statements
This document contains 'forward-looking statements' with respect to certain of Prudential's (and its wholly and jointly owned businesses’) current plans, goals and expectations relating to future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's (and its wholly and jointly owned businesses’) beliefs and expectations and including, without limitation, commitments, ambitions and targets, including those related to sustainability (including ESG and climate-related) matters, and statements containing words such as 'may', 'will',
'prospects', 'goal', 'should', ‘could’, 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', ‘targets’,
‘commits’, 'seeks' and 'anticipates', and words of similar meaning and the negatives of such words, are forward-looking statements. These statements are based on plans, assumptions, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty.
A number of important factors could cause actual future financial conditions or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to:
–current and future market conditions, including fluctuations in interest rates and exchange rates, sustained inflationary pressure
(including resulting interest rate increases), volatile or sustained high or low interest rate environments, the performance of financial and credit markets generally and the impact of economic uncertainty, slowdown or contraction;
–the impact of global political uncertainties, geopolitical instability, armed conflicts and heightened geopolitical tension among major global powers, including increased friction in cross-border trade and the exercise of laws, regulations and executive powers to restrict or control trade, financial transactions, capital movements and/or investment, as well as related sanctions, trade restrictions, and other governmental or regulatory measures, which may also impact policyholder behaviour and reduce product affordability;
–asset valuation impacts arising from the transition to a lower carbon economy;
–derivative instruments not effectively mitigating any exposures;
–the policies and actions of regulatory authorities, including, in particular, the policies and actions of the Hong Kong Insurance
Authority, as Prudential's Group-wide supervisor, as well as the degree and pace of regulatory changes and new government initiatives generally;
–the impact on Prudential of systemic risk and other group supervision policy standards adopted by the International Association of Insurance Supervisors, given Prudential’s designation as an Internationally Active Insurance Group;
–the physical, social, morbidity/health and financial impacts of climate change and global health crises (including pandemics), as well as other catastrophic events, both natural and human-made, which may impact Prudential's business, investments, operations and its duties owed to customers;
–legal, policy and regulatory developments in response to climate change and broader sustainability-related issues, including the development and interpretation of regulations, laws and standards relating to sustainability reporting, disclosures and product labelling (which may be inconsistent across jurisdictions and give rise to conflicts of interpretation between national approaches, misrepresentation or compliance risks) on the one hand, and those which may seek to limit the influence of sustainability considerations on the other;
–the collective ability of governments, policymakers, the Group, industry and other stakeholders to implement and adhere to commitments on mitigation of climate change and broader sustainability-related issues effectively (including not appropriately considering the interests of all Prudential’s stakeholders or failing to maintain high standards of corporate governance and responsible business practices);
–the impact of competition and rapid technological change, including the pace of innovation, adoption, and changing customer demands;
–the effect on Prudential's business and results from mortality and morbidity trends, lapse rates and policy renewal rates;
–the timing, impact and realisation of intended benefits, if any, and other uncertainties of future acquisitions or combinations within relevant industries;
–the impact of internal transformation projects and other strategic actions failing to meet their objectives in a timely manner, or at all, or adversely impacting the Group’s operations or employees;
–the availability and effectiveness of reinsurance for Prudential’s businesses;
–the risk that Prudential's operational resilience (or that of its suppliers and partners) may prove to be inadequate, including to prevent, respond or recover from operational disruption arising from external events;
–disruption to the availability, confidentiality or integrity of Prudential's information technology, digital systems and data, including hardware and software (or those of its affiliates, suppliers and service providers, and partners) including the risk of cyberattacks, other data, information or security breaches and challenges in integrating AI tools and their related security and privacy considerations, which may result in financial loss, business disruption and/or loss of customer services and data and harm to Prudential's reputation;
–the increased non-financial and financial risks and uncertainties associated with operating joint ventures with independent partners;
–the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and
–the impact of legal and regulatory actions, investigations and disputes.
These factors are not exhaustive. Prudential operates in a continually changing business environment with new risks emerging from time to time that it may be unable to predict or that it currently does not expect to have a material adverse effect on its business. In addition, these and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause actual future financial conditions or performance to differ, possibly materially, from those anticipated in
Prudential's forward-looking statements can be found under the 'Risk Factors' heading of this document.
Any forward-looking statements contained in this document speak only as of the date on which they are made or in the case of any document incorporated by reference, the date of that document. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise, except as required pursuant to the UK's Public Offer and Admissions to
Trading Regulations (2024), the UK Prospectus Regulation Rules: Admission to Trading on a Regulated Market, the UK Listing
Rules, the UK Disclosure Guidance and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST Listing Rules or other applicable laws and regulations. Unless expressly stated otherwise, no statement contained or referred to in this document is intended to be a profit forecast or profit estimate.
Prudential may also make or disclose written and/or oral forward-looking statements in reports filed with or furnished to the US
Securities and Exchange Commission, the UK Financial Conduct Authority, the Hong Kong Stock Exchange, the Securities and

Futures Commission of Hong Kong and other regulatory authorities, as well as in its annual report and accounts, other periodic financial reports, proxy statements, offering circulars, registration statements, prospectuses, prospectus supplements, press releases and other written materials and in oral statements made by directors, officers or employees of Prudential to third parties, including financial analysts. All such forward-looking statements are qualified in their entirety by reference to the factors discussed under the ‘Risk Factors’ heading of this document.
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

Sources
Throughout this annual report, Prudential describes the position and ranking of its overall business and individual business units in various industry and geographic markets. Such data comes from a variety of conventional sources generally accepted as relevant business indicators by members of the financial services industry and which we believe to be reliable. These sources include formal
(e.g. competitors results release, local regulators and insurance association) and informal (industry exchange) market share information available from institutions such as Association of Investment Management Companies Thailand, Association of Mutual
Funds in India, Financial Services Authority Indonesia, Hong Kong Insurance Authority, Hong Kong Monetary Authority, Indonesian
Life Insurance Association, Insurance Association of Cambodia, Insurance Commission of Philippines, Insurance Regulatory
Authority (Kenya), Insurance Regulatory Authority (Uganda), Insurance Regulatory and Development Authority of India, Insurance
Services Malaysia Berhad, Investment Trusts Association Japan, Korea Financial Investment Association, Life Insurance
Association of Malaysia, Life Insurance Association of Singapore, Lipper, Ministry of Finance Laos, Morningstar, Myanmar Insurance
Association, National Financial Regulatory Administration (China), National Insurance Commission (Ghana), Nigeria Insurers
Association, Pensions and Insurance Authority (Zambia), Securities Investment Trust and Consulting Association of R.O.C., State
Securities Commission of Vietnam, Taiwan Life Insurance Association, Thai Life Assurance Association, Vietnam Actuarial Network
and Wind Information Co. Ltd (China).

Mainland China
Japan
India
Myanmar
Laos
Macau
Hong Kong
Taiwan
Thailand
Cambodia
Vietnam
Philippines
Malaysia
Singapore
Indonesia
Ghana
Nigeria
Uganda
Kenya
Zambia

Summary of our business
Our business at a glance
A trusted partner for millions
Our life and health insurance and asset management solutions serve over 17 million customers across
20 markets in Asia and Africa. We are headquartered in Hong Kong and have dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU).

●	Our markets
●	Life insurance – offering a range of products including health and protection
●	Asset management

Our markets	Life business market ranking[1]	APE sales	Top 10 asset manager[2]	Eastspring funds under management or advice[3]

Hong Kong and Macau	Top 5	$2,221m		$7.7bn

Indonesia	Top 3	$258m		$4.0bn

Mainland China	Top 5	$621m		$14.0bn

Malaysia	Top 3	$436m		$16.8bn

Singapore	Top 3	$938m		$148.0bn
Other Markets:
Africa	Top 5 in 3 markets	$148m

Cambodia	Top 3	$14m

India	Top 5	$259m		$43.9bn

Japan				$6.8bn

Laos	Top 3	<$1m

Myanmar	Top 5	$12m

Philippines	Top 3	$151m

Taiwan	Top 3	$1,184m		$11.2bn

Thailand	Top 5	$360m		$14.1bn

Vietnam	Top 10	$57m		$7.0bn
(1)As reported at full year 2025 unless otherwise specified. Sources include formal (eg competitors' results releases, local regulators and insurance association) and informal (industry exchange) market share. Ranking based on new business (APE sales, weighted new business premium, retailed weighted received premium, full year premium or weighted first year premium) or gross written premium depending on availability of data. Hong Kong ranking based on APE sales. Rankings in the case of Mainland China, Taiwan and Myanmar are among foreign insurers, while for India they are among private companies. Markets based on nine months ended
September 2025: Mainland China, Hong Kong, three months ended March 2025: PPMZ (Africa), full year 2024: Laos, Nigeria (Africa), Uganda (Africa), Zambia (Africa)
and full year 2023: Ghana (Africa) and Kenya (Africa).
(2)As reported at full year 2025. Sources include local regulators, asset management association, investment data providers and research companies (eg
Morningstar, Lipper). Rankings are based on total funds under management (including discretionary funds, where available) of onshore domiciled funds or public mutual funds of the respective markets.
(3)Full year 2025 Group's share of funds under management or advice based on the market where the funds are contractually managed. Excludes funds managed in Luxembourg and US.

Our focus remains firmly on high‑quality, sustainable growth, disciplined capital allocation and delivering long‑term shareholder value.

Scale franchise in Asia and Africa:
Well positioned to access growth opportunities in our markets

1.	2.	3.	4.

Leading positions across high growth markets in Asia and Africa	Trusted household brand with nearly 180- year heritage	Balanced and scaled distribution channels	Integration of life insurance and asset management capabilities

Top three positions in nine life markets		Second largest number of MDRT agents globally The #1 independent life insurer in Asia bancassurance	Total $277.7bn funds under management by Eastspring

Driving Value creation through focus on execution:

Agency	Bancassurance	Health	Customer

Focus on
activation and
productivity
Deepening
penetration and
increasing mix of
health and
protection
Focus on quality
health and
protection
business
Focus on driving
acquisition and
loyalty

Improving technology capabilities and operational effectiveness

Delivering high quality, consistent growth and driving shareholder returns:

Growth	Capital	Consistency	Confidence

Delivered >10% growth across our key metrics[1]	Implementing additional $1.2bn buyback in 2026. Expected $1.3bn capital return in 2027[2]. >$7bn Capital returns to shareholders in 2024– 27[3]	2026 guidance of double-digit growth across our key metrics[1]	On track to deliver 2027 objectives
1.Our key metrics are: new business profit, basic earnings per share based on adjusted operating profit and operating free surplus generated from in-force insurance and asset management business.
2.Subject to Hong Kong Insurance Authority approval
3.Capital returns will be set taking into account the Group's financial condition and prospects, applicable capital and solvency requirements, investment opportunities, market conditions and the general economic environment.

Our clear and simple strategy
Our mission is to be the most trusted partner and protector for this generation and generations to come by providing simple and accessible financial and health solutions.
“For Every Life” speaks to our ambition to meet the huge underserved needs of potentially four billion people across our markets in Asia and Africa. With the collective wisdom of our talented people, we will partner with customers to improve their health and financial understanding so that they can build the life they want.
“For Every Future” speaks to our ambition to add value to the wider community, for a more sustainable and inclusive future. We are here to protect this generation, just as we have previous generations, and those we are yet to meet.

Organisational model replicating successes at pace and scale

Multi-market growth engines
Read more about our markets in the 'Market Review' and 'Segment discussion' sections

Greater China	ASEAN	India	Africa

Technology- powered distribution	Transforming health business model	Enhancing customer experiences

Group-wide enablers

Open-architecture technology platform	Engaged people & high-performance culture	Wealth and investment capabilities

Value creation for all stakeholders

Customers	Employees	Shareholders	Communities

Managing our risks
Thoughtful risk management through advocating the interests of our people, customers, regulators and shareholders
Underpinned by the three pillars of our sustainability strategy
Simple and accessible health and financial protection • Responsible investment • Sustainable business

Market review
Multi-market growth engines
We have extensive access to some of the world's fastest growing markets. Our strategic plan leverages this advantage to deliver growth across our target markets.
Socioeconomic trends

Low life insurance penetration	Large health protection gap	High growth markets
Penetration of GDP[1] (%)	Asia Health Protection Gap[2]	Prudential's life markets forecast[3]
c. $300 billion premium equivalent

3.8x
2.2x
2.1x
1.4x

■	Asia
■	World
Gross written premium
rebased 2015 to 100

How Prudential is responding:

Focused on being a trusted partner to our customers.
Targeted investment in structural growth markets in Asia and Africa.
Operational execution across our strategic pillars.
Financial delivery for shareholders through our revised capital allocation framework.

(1)Swiss Re Institute; sigma No. 2/2025 - Insurance penetration (premiums as a percentage of GDP).
(2)Swiss Re Institute: Asia Life & Health consumer survey 2025. $300 billion protection gap covers Prudential markets only in premium equivalent terms.
Combines mortality protection gap (dependent support shortfall after primary income earner death) and health protection gap, defined as uncovered out-of-
pocket health care costs that cause financial strain to households.
(3)Source: Swiss Re sigma - Gross Written Premium growth 2015 to 2035. Asia excluding Australia, Japan, and Korea

Greater China
Demand drivers
–Hong Kong and Macau Demand from Mainland Chinese
visitors continues to be a structural growth engine, while the domestic market is bolstered by the net migration of skilled professionals.
–Mainland China Supportive regulatory environment, rising
household wealth and a health protection gap exceeding
$140bn1.
–Taiwan Solid GDP growth and sustained long term
savings demand across a c.24m population.
Our platform to execute
–Hong Kong and Macau Scaled, tech enabled agency model.
Long standing exclusive bancassurance partnerships.
–Mainland China Expanding bancassurance presence and
ongoing agency transformation. Nationwide coverage: 23
branches across 102 cities - which represent 80 per cent of
GDP.
–Taiwan Competitive participating savings propositions
delivered through a multi-channel distribution platform.
ASEAN
Demand drivers
Access to a geographically diverse population exceeding 700
million2, low insurance penetration, and presence across nine markets, anchored by Indonesia, Malaysia and Singapore.
Our platform to execute
–Region’s leading multi-channel distribution franchise.
–Market leader in bancassurance – partnerships with
established bank partners.
–Indonesia: Balanced growth across agency and
bancassurance, with consistent leadership in the Syariah
market.
–Malaysia: Multi-channel model underpins resilient
performance during agency transformation, with leadership
in the Takaful market.
–Singapore: High quality franchise, with a focus on strong
adviser productivity and product innovation to drive
increased penetration in the high-net-worth segment.
Africa
Demand drivers
–Five market footprint; access to over 400 million people
and an aggregate GDP base of over $600 billion5.
–Low insurance penetration.
–High out of pocket healthcare spending.
Our platform to execute
–Continued investment in agency capability.
–Expansion of bancassurance distribution (over 950 bank
branches from more than 25 partnerships).
–Market leading positions in Uganda and Zambia.
India
Demand drivers
–Life insurance penetration roughly 3 per cent6.
Our platform to execute
–Long-standing partnership with ICICI bank across life
insurance and asset management.
–Well diversified distribution mix supporting scale and
resilience.
–Top five market position in life insurance.
–Progressing on regulatory approvals and operational
readiness for the future launch of our standalone health
insurance business.
Eastspring
Demand drivers
–New wealth creation of roughly $10 trillion annually3.
–Ongoing global capital reallocation towards Asia – 38 per
cent of expected global net new investment flows by 20274.
Our platform to execute
–Broad Asian footprint with around 400 investment
professionals across 10 key markets.
–Partnership with Prudential’s life businesses.
–Strong investment capability; local insight and regional
scale.
(1)Source: Swiss Re Institute. Asia Life & Health consumer survey 2025. Health protection gap in premium equivalent terms
(2)Source: UN Department of Economic and Social Affairs World Population
Prospects.
(3)Source: BCG Global Wealth Report 2025.
(4)Source: Broadridge APAC Quarterly Trends Report Q2 2025.
(5)Source: United Nations Population Prospects and IMF World Economic
Outlook. Africa markets include Ghana, Kenya, Nigeria, Uganda and Zambia
(6)Source: Swiss Re Institute; sigma No. 2/2025 - Insurance penetration
(premiums as a percentage of GDP)

Company address and agent
Prudential plc is a public limited company incorporated on 1 November 1978, registered in England and Wales and operating under the Companies Act 2006. Refer to the ‘Memorandum and Articles of Association’ sub-section of the ‘Governance’ section of this report for further information on the constitution of the Company.
Prudential’s registered office is 5th Floor, 10 Old Bailey, London, EC4M 7NG, England (telephone: +44 (0)20 7220 7588).
Prudential’s principal executive offices are located at 13th Floor, One International Financial Centre, 1 Harbour View Street,
Central, Hong Kong. The Group maintains a corporation website containing a wide range of information relevant for private and institutional investors: www.prudentialplc.com. Information on our website is not incorporated herein and should not be considered to be part of this 2025 Annual Report.
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
The retained profit of the Company is principally generated from dividend and interest income received from subsidiaries. Many of its insurance subsidiaries are subject to regulations that restrict the amount of dividends that they can pay to the Company. These restrictions are discussed in more detail in notes C9.3 and D6.2 to Prudential’s consolidated financial statements.
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
First and second interim dividends are recorded in the period in which they are paid. The first 2025 interim dividend was paid on
16 October 2025 and the second interim dividend will be paid on 13 May 2026. Further information on the Group's 2025 dividends is provided in note B5 to Prudential's consolidated financial statements.

US cents per share	2025	2024	2023	2022	2021
First Interim Ordinary Dividend	7.71	6.84	6.26	5.74	5.37
Second Interim Ordinary Dividend	18.89	16.29	14.21	13.04	11.86
Reflecting the Group’s capital allocation priorities, a portion of capital generation will be retained for reinvestment in organic growth opportunities and for investment in capabilities, and dividends will be determined primarily based on the Group’s operating capital generation after allowing for the capital strain of writing new business and recurring central costs. Dividends are expected to grow broadly in line with the growth in the Group’s operating free surplus generation, and will be set taking into account financial prospects, investment opportunities and market conditions.
In line with the guidance for 2025 and our dividend policy, the Board has approved a 2025 second interim cash dividend of 18.89 cents per share (2024: 16.29 cents per share). Combined with the first interim cash dividend of 7.71 cents per share (2024: 6.84 cents per share), the Group’s total 2025 cash dividend is 26.60 cents per share (2024: 23.13 cents per share), an increase of 15 per cent.
A dividend reinvestment plan (DRIP) will continue to be offered to shareholders on the UK register. A scrip dividend alternative, with the issuance of new ordinary shares on the Hong Kong line only and the dilutive effect neutralised by a share repurchase on the London line, will be offered in respect of the 2025 second interim dividend.
Guidance on the application of the dividend policy and changes to our capital allocation framework are set out in the Financial review section.

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
The principal competitive factors affecting the sale of Prudential’s products in its chosen markets are:
–Price and yields offered;
–Financial strength and ratings;
–Commission levels, charges and other expenses;
–Range of product lines and product quality;
–Brand strength, including reputation, quality of service and use of technological advances;
–Distribution channels;
–Investment management performance; and
–Historical bonus/contract enhancement and bonus interest levels.
Prudential offers different products in its different markets in Asia and Africa and, accordingly, faces different competitors and different types of competition in each market. In all of the markets in which Prudential operates, its products are not unique and, accordingly, it faces competition from market participants who offer a varied range of similar and identical products.
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

Strategic and operating review
The following discussion and analysis should be read in conjunction with Prudential’s consolidated financial statements and the related notes for the year ended 31 December 2025 included in this document.
The results discussed below are not necessarily indicative of the results to be expected in any future periods. This discussion contains forward-looking statements based on current expectations, which involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in these forward-looking statements due to a number of factors, including those set forth in the ‘Forward-looking statements’ and ‘Risk factors’ sections and elsewhere in this document.
Operating segments and performance measures
The Group's operating and reported segments for financial reporting purposes are defined and presented in accordance with IFRS
8 ‘Operating Segments’. Under the Group’s management and reporting structure, its chief operating decision maker is the Group
Executive Committee (GEC), chaired by the Chief Executive Officer. There have been no changes to the Group’s operating segments from those reported in the Group’s consolidated financial statements for the year ended 31 December 2024. Operations and transactions that do not form part of any business unit are reported as ‘Unallocated to a segment’ and generally comprise head office functions.
The performance measure of operating segments utilised by the Group is IFRS operating profit based on longer-term investment returns (adjusted operating profit) as described below. This measurement basis distinguishes adjusted operating profit from other constituents of total profit or loss for the year, including short-term interest rate and other market fluctuations and gain or loss on corporate transactions. Further explanation on the determination of adjusted operating profit is provided in the ‘Determining adjusted operating profit of operating segments’ section.
New business sales
The Group reports Annual Premium Equivalent (APE) new business sales as a measure of new policies sold in the year, which is a key metric for the Group’s management of the development of the business. This metric provides an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. APE new business sales are calculated as the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the year for all insurance products, including premiums for contracts designated as investment contracts and excluded from the scope of IFRS 17. The use of the one-tenth of single premiums is intended to normalise policy premiums into the equivalent of regular annual payments. This measure is commonly used in the insurance industry to allow comparisons of the amount of new business written in a period by life insurance companies, particularly when the sales contain both single premium and regular premium business. APE new business sales is not directly reconcilable to the primary financial statements, since there is no equivalent measure under IFRS 17.
Joint ventures (JVs) and associates
Under IFRS, the Group accounts for its investments in JVs and associates by using the equity method of accounting. The Group’s share of profit or loss of its JVs and associates is presented in a single line in the income statement on a net of related tax basis.
For the purpose of segmental reporting on the Group’s other performance metrics such as APE new business sales and adjusted operating profit, the Group’s proportionate share of the results of the JVs and associates are included within total Group results and on a pre-tax basis for the segmental analysis of adjusted operating profit, with related tax charges included separately within the 'Growth markets and other' segment.
Currency volatility
Our approach to evaluating the financial performance of the Group is to present percentage growth rates before the impact of fluctuations in the value of the USD against local currencies in our operating markets - that is, on a constant exchange rate (CER)
basis. In a period of currency volatility, this measure allows an assessment of underlying results and business trends. This is because our businesses receive premiums and pay claims in local currencies and are therefore not exposed to any cross-currency trading effects. To maintain comparability in the discussion below the same basis has been applied. Growth rates based on actual exchange rates (AER) are also shown in the financial tables presented for IFRS measures in this report. Consistent with previous reporting periods, the assets and liabilities of our businesses are translated at year-end exchange rates so the effect of currency movements has been fully incorporated within reported shareholders’ equity.
In the remainder of this section, when we comment on the performance of our businesses, we focus on their performance measured in local currency, ie presented here by reference to percentage growth expressed on a CER basis, unless otherwise stated. In each such case, the performance of our businesses on an AER basis is explained by the same factors discussed in the comments below, together with the impact of currency movements.
Discussion of the financial performance of the Group and its segments is contained separately in the Financial review and Segment discussion sections that follow. Unless otherwise stated, the discussion in the following commentary is provided on a CER basis.
For the 2025 comparatives to 2024, the CER results were calculated using the 2025 average exchange rates.

Overview
In 2023, we launched our new strategy and with it we defined our purpose – For Every Life, For Every Future. The strategy sets out our priorities in transforming the business to one that would deliver high quality consistent growth and drive compelling shareholder returns.
We are now over halfway through this transformation journey and remain confident in meeting our two 2027 financial objectives related to the compound annual growth rate in new business profit and operating free surplus generation from in-force insurance and asset management business1.
We are well positioned to deliver on our strategy and objectives. Prudential is a trusted household brand across Asia, with a nearly
180-year heritage. We operate a multi-market and multi-channel model entirely focused on the growing markets across Greater
China, the countries within ASEAN, India and Africa. We are the only Asian regional company offering both life insurance and stand-alone asset management services. Our insurance businesses have top three positions in seven Asian and two African markets2 and offer life and health insurance together with savings and investment products across balanced and scaled distribution channels. Eastspring, our Asia-based asset management business serves both in-house and third-party clients, has over US$277 billion in funds under management and is ranked in the top 10 in six of its markets.3
We delivered on our guidance for 2025 with each of new business profit, basic earnings per share based on adjusted operating profit and operating free surplus generated from in-force insurance and asset management business growing by more than 10 per cent in 2025. The 2025 dividend per share increased by 15 per cent compared with 2024. We continue to build our business by taking action across our strategic pillars:
–In agency, we continue to professionalise our agency force, through a focus on quality recruitment, improving agent productivity and operational efficiency through digital solutions;
–In bancassurance, where growth remains high, we have focused on quality, leading to improved product profitability. We continue to deepen our strategic relationships, for example with Standard Chartered Bank and CITIC, and selectively broadening our partnerships, with successful activation of our new strategic partnership with Bank Syariah Indonesia (BSI) in Indonesia;
–In health we are building the customer propositions to improve experience and ensuring the internal discipline to profitably capture the growing need for health and other protection cover in our markets; and
–In customer we are continuing the roll out of our digital tools to enhance customer servicing and engagement and focussing on creating differentiated propositions that cater to different life stages.
All of our strategic pillars are supported by our technology and operations function. We are modernising, simplifying and modularising our technology platform, so that it is scalable, more resilient and operationally efficient. We are also using data and
AI to drive innovation and enhance growth and efficiency.
Alongside these operational deliveries we also completed a number of strategic portfolio management actions. The initial public offering (together with an earlier private placement, the IPO) of ICICI Prudential Asset Management Company (IPAMC) in India
successfully completed in December. This generated proceeds (after tax and costs) of $1.4 billion from the disposal of a proportion of our interest. We also resolved the outstanding litigation in relation to our Malaysia conventional life business, and in January
2026 we increased our holding in this business to 70 per cent. In addition, we have completed the divestment of our three
Francophone Africa businesses and Eastspring Korea.
We also completed the $2 billion share buyback programme that was announced in 2024 and refined our capital allocation framework with a desire to drive further shareholder returns. We now expect to return more than $7 billion to shareholders over the period 2024-2027. Further details are set out in the Capital management section below.
Outlook
The Group has a strong balance sheet and capital position. The current global uncertainties, challenges and conflicts could have implications for the wider economic and market environment in which we will operate. However, we continue to see significant growth opportunities in the markets in which we operate, with Asia life insurance premiums growing twice as fast as other regions4 alongside low insurance penetration and a large health protection gap. Our performance in 2025 demonstrates we are well positioned to capture this opportunity, given our leading positions across these high growth markets, our balanced and scaled distribution channels, and our life insurance and asset management capabilities.
In 2026 we expect Prudential to continue to deliver double-digit growth across our three key metrics - new business profit, basic earnings per share based on adjusted operating profit and operating free surplus generated from in-force insurance and asset management business.
Looking ahead, our focus remains firmly on high‑quality, sustainable growth, disciplined capital allocation and delivering long‑term shareholder value. We carry the momentum of 2025 into 2026 and are firmly on track to achieve our 2027 financial objectives.
Key 2025 performance highlights5
All growth rates in the Strategic and Operating Review are reported on a constant exchange rate (CER) basis unless otherwise stated.
Prudential delivered on its guidance for growth in new business profit of greater than 10 per cent in 2025. Growth was broad based across our life insurance markets. It also delivered on its guidance for 2025 on its operating free surplus generation from in-
force insurance and asset management business growing by more than 10 per cent in 2025, reflecting the quality of new business written in recent years, together with our ongoing actions to improve cash generation and reduce operating variances.
The strength of our business is underpinned by the quality of our multi-channel agency and bancassurance distribution platform.
We have the second largest number of Million Dollar Round Table (MDRT) qualifying agents globally, and we remain the number one independent insurer in Asia bancassurance6 with over 180 bank partners across our markets, including 11 strategic partners.
Over the year we delivered an increase in agent productivity, the effect of which was muted by a fall in average monthly active agents, especially in our emerging ASEAN markets. We remain focused on delivering our transformation of the agency channel.
Our priorities for building a professionalised agency force are:
–quality recruitment supported by the roll-out of our PRUVenture programme to further markets;
–increasing productivity through driving upward mobility to MDRT qualification; and
–supporting the agency channel through new and enhanced digital tools.

These digital tools include rolling out our digital agency platform PRUForce, which empowers agents with lead management capabilities through PRULeads.
The bancassurance channel saw a growth in new business profitability underpinned by new product introductions, repricing actions and favourable mix effects. APE sales growth in bancassurance was led by our strategic partnerships with Standard Chartered
Bank (SCB) and CITIC bank, while our new partnership with BSI has delivered over 7,500 new customers and is making a growing contribution to Indonesia’s bancassurance business.
Hong Kong new business profit growth was driven by sales growth and margin enhancement across both domestic customers and
Mainland China visitors and both the agency and bancassurance channels. We are confident in the continuation of the underlying drivers of demand from both the domestic and Mainland China visitors segments and for sustained quality growth for the Hong
Kong segment.
Indonesia delivered new business profit growth, driven by improvements in margin, supported by a shift towards higher margin products.
Our Mainland China joint venture has continued its transformation journey with a double-digit increase in new agency recruits and a deepening relationship with our strategic partner, CITIC, where we accelerated sales momentum by focusing on their top 50 outlets, driving stronger execution and productivity. The business remains focused on delivering sustainable high-quality growth, supported by disciplined risk management.
In the second half of the year, Malaysia's agency channel recovered strongly from market-wide disruption experienced in the first half of the year. Our bancassurance channel continued to show strong new business growth in 2025.
Singapore saw APE sales growing strongly in the second half of 2025, following the fall in volumes seen in the first half of the year. We have seen a shift in demand towards savings and wealth products. Our Singapore business operates multi‑channel distribution through agency, financial advisers and bancassurance, with strategic partnerships with UOB and Standard Chartered providing broad access to target customer segments. The business now has a comprehensive suite of products to serve the high-
net-worth segment and is focused on building momentum for the future.
Our growth markets and other segment collectively saw growth in new business driven by Taiwan and Thailand, partially offset by continuing headwinds in Vietnam.
Eastspring's funds under management and advice, which includes contributions from its wholly-owned, joint venture and associate businesses increased by 8 per cent (on an actual exchange rate basis) from $258.0 billion at 31 December 2024 to $277.7 billion at 31 December 2025. The growth reflected large positive inflows from external retail clients and our life businesses as well as positive market movements. These increases were partly offset by reductions from the partial disposal of our investment in
IPAMC, following its IPO, and the sale of Eastspring Investments Korea.
Profit after tax for 2025 was $4,119 million (2024: $2,439 million on a constant exchange rate basis, $2,415 million on an actual exchange rate basis), reflecting the growth in profit from our insurance and asset management businesses and the gain on partial divestment of our shares in IPAMC, together with improved short-term market fluctuations in 2025 as compared with the prior year.
Capital management
The Group's regulatory capital position remains strong, with an estimated shareholder surplus above the Group's Prescribed
Capital Requirement (GPCR) of $17.1 billion at 31 December 2025 (31 December 2024: $15.9 billion on an actual exchange rate basis) and a cover ratio of 262 per cent (31 December 2024: 280 per cent).
A total dividend of 26.60 cents per share was approved for 2025, up 15 per cent, with a 2025 second interim dividend of 18.89 cents per share.
In August 2025, the Group provided a capital management update. In this update we explained that, given the Group's capital strength and the inflection point reached in our operating free surplus generation, we have shifted our capital allocation framework towards a total return orientation. Our dividend policy, which remains unchanged, is to grow dividends broadly in line with the
Group’s net operating free surplus generation after allowing for new business investment, central costs and investment in capabilities. In addition to the ordinary dividend, the Board will now consider making additional recurring returns of capital out of the annual flow of capital generation. Capital returns will be set taking into account the Group's financial condition and prospects, applicable capital and solvency requirements, investment opportunities, market conditions and the general economic environment.
In the near term, this results in the following expectations:
–An increase of more than 10 per cent in the total ordinary dividend per share for each of 2026 and 2027; and
–Additional returns of capital to shareholders: $500 million of share buybacks in 2026 and $600 million in 20278.
In addition, we will make additional returns of $700 million in 2026 and plan $700 million in 20278 from the net proceeds from the recently completed IPO of IPAMC.
Overall we expect that more than $7 billion will have been returned to shareholders over the period 2024–2027.
Further details on the Group's revised capital allocation framework and dividend policy are included in the Financial review.

Progress within our three strategic pillars
Technology-powered distribution
Prudential’s diversified distribution platform is focused on growth and innovation. It is centred around agency and bancassurance; in agency we are focused on improving productivity and quality recruitment; in bancassurance we are supported by partnerships with quality banks in Asia and Africa.
Agency
Our agency channel remains central to the Group’s growth strategy and is a significant competitive advantage. Strengthened agent quality and enhanced productivity were features of the channel's transformation in 2025.
We remain focused on the key drivers of growth: driving upward mobility of agents to the Million Dollar Round Table (MDRT) level, recruiting high quality agents and using technology, including AI, to support increased productivity and agent activation. To support this, we are carrying out a substantial investment programme which made good progress in 2025. This included enhancing our recruitment proposition and selection processes, with an increasing focus on quality. During 2025 we increased the contribution to APE sales from our MDRT qualifiers, supported by AI-enabled bespoke digital learning & development programmes, and solidified our position as the second-largest MDRT agency force globally.
Agency's APE sales increased by 1 per cent to $2,778 million, and we saw an uplift in agent productivity and quality across multiple markets.
Growth in agency new business profit was driven by our developed markets of Hong Kong and Singapore, supported by our emphasis on quality recruitment, targeted upskilling programmes and expansion of our health and protection proposition. Hong
Kong continued the successful execution of quality recruitment initiatives such as PRUVenture, coupled with continued upskilling and a focus on upward mobility. 2025 also saw the launch of a first-in-market whole life limited pay hospital cash protection plan in Hong Kong. In Singapore agency momentum built in the second half of the year, reflecting improvement in agent productivity.
In our emerging ASEAN markets, our focus is on quality agent recruitment and while overall active agent numbers declined in the year, new business profit per active agent rose. Following the success of PRUVenture in Hong Kong, we are expanding this recruitment initiative to these markets. In 2025 we launched PRUVenture in Malaysia and saw promising growth in active agents in the second half of 2025 compared with the first half. This helped deliver double-digit growth in agency new business profit in the second half compared with the same period in the prior year.
Market innovation continued with the launch of a generative AI‑led performance management platform (PruAction) in Singapore, providing real‑time insights to support agent productivity improvements and goal achievement. Rollout to additional markets is planned for 2026.
Driving agent productivity
Improvements in agent productivity measured using new business profit were led by strong upward mobility in the affluent plus segment and high‑value MDRT cohorts across Singapore, Malaysia, Indonesia and Africa.
Our long‑term global partnership with MDRT.org continued to support uplift in agent capabilities through bespoke learning and development. Our MDRT agents grew their APE sales by 4 per cent in the year.
While productivity improved, overall monthly average active agents numbered 57,000, lower year‑on‑year, with declines in emerging ASEAN markets, particularly the Philippines and Vietnam. This, in part, reflects management actions to accelerate quality‑driven transformation in these historically mass‑recruitment markets. In contrast, Hong Kong, Singapore and Malaysia recorded strong momentum in the second half of the year with monthly average active agent numbers higher than in the first half, supported by quality recruitment and enhanced upskilling initiatives.
Quality Recruitment
Our focus is on attracting and enabling agents who can deliver sustained performance and, in particular, drive increased health and protection as a proportion of our sales mix.
Our PRUVenture quality‑focused recruitment programme continued to scale across markets, driving higher activation and sustained productivity, led by Malaysia where PRUVenture recruits in 2025 delivered six times higher APE sales per agent compared with non‑PRUVenture recruits. Following strong results in Hong Kong and Malaysia we will continue to roll out best practices to other ASEAN emerging markets.
These outcomes demonstrate the success of our strategy toward building high‑quality, professional agency teams with strong long‑term potential.
Upskilling our agency force
In 2025 we moved into the next phase of our company‑wide transformation programme to build a full‑time, professional and advisory‑led agency channel. Key initiatives included:
–Enhancing recruitment propositions, selection processes and leader capability development;
–Scaling learning and development curricula, including AI‑enabled and digital learning;
–Deploying real‑time performance insights through GenAI tools such as PruAction; and
–Strengthening our propositions for relevant segments of customers across Hong Kong, Singapore, Malaysia and Indonesia to improve client service and deepen long‑term relationships.
These investments are creating a future‑fit, tech‑enabled agency force equipped to meet evolving customer needs.
Bancassurance
Prudential’s bancassurance business continues to strengthen as a core component of our technology‑enabled distribution strategy.
By combining deep partnerships with leading banks and increasingly sophisticated digital capabilities, we are improving the reach, quality and consistency of customer engagement across our Asian and African markets. Our long‑term focus remains on scaling high‑quality growth, broadening customer access and enhancing partner productivity in a disciplined and sustainable way.

In 2025, our bancassurance channel delivered another year of strong progress towards our 2027 ambition to increase new business profit. We saw sustained execution across markets and the continued effectiveness of our product and distribution strategies.
APE sales increased 11 per cent to $2,873 million.
Deepening regional and local partnerships
Our bancassurance success continues to be driven by longstanding regional partnerships—for example with Standard Chartered
Bank (SCB) and CITIC—and complemented by strong contributions from local partner networks. Through co‑developed distribution models and targeted capability building, we generated over 200,000 new-to-bancassurance customers from strategic partners in
2025.
We continue to broaden our reach with new partners such as BSI in Indonesia and CIMB in Singapore. The activation of our strategic partnership with BSI in Indonesia has expanded our access to the high‑potential Syariah segment. A broad suite of protection and savings products has been introduced, enabling BSI to contribute meaningfully to Indonesia’s bancassurance business with over 7,500 new customers since inception.
Beyond exclusive partnerships, non‑exclusive relationships delivered 7 per cent APE sales growth, reinforcing the resilience and diversity of our bancassurance distribution platform.
Expanding Solutions for all customer segments
We continue to enhance our product suite, ensuring that customers benefit from solutions that reflect their evolving financial, health and protection needs. Key developments during the year include:
–Launch of a first‑in‑market whole life limited pay hospital cash protection plan in Hong Kong;
–Introduction of a combined critical illness and savings solution for SCB Malaysia customers;
–A new high‑end medical plan for bank partners in Taiwan;
–Wealth and legacy planning solutions for high‑net‑worth customers, including a new legacy protection plan in Hong Kong and
Whole Life Legacy offerings in Malaysia, Taiwan, Indonesia and Thailand; and
–Mass‑market propositions through the BSI partnership, including PruSafar, designed for customers undertaking the Hajj.
These developments further strengthen the breadth and relevance of our customer propositions.
Partner Capability and Digital Enablement
Digital and analytics‑driven enhancements remain central to improving customer journeys and advisor productivity. We continue to embed data‑led tools that support more personalised engagement and improve sales effectiveness across partner networks.
Supporting bank partner capability remains a priority. In 2025, in partnership with SCB, we delivered holistic training to over 150
SCB employees across key roles in the bancassurance partnership. In 2026, we will extend this effort, scaling reach to sales leaders and integrating AI‑enabled coaching to further enhance partner effectiveness.
Transforming the health business model
We continue to make strong progress in transforming our health business, an important component of our wider health and protection offerings. Our dedicated health operating model has now been in place for two years, and we are building momentum across product innovation, advanced claims and provider management and empowering more sales teams to become champions of health.
In 2025, our health and protection business delivered disciplined product repricing, improved new business margin and maintained a continued focus on portfolio sustainability.
We took decisive actions to keep healthcare affordable for customers. Against a backdrop of double‑digit medical inflation across many of our markets, we contained our medical cost growth to single digit by renegotiating provider contracts, strengthening claims management, increasing our focus on Group fraud, waste and abuse management, which lead to savings of over $100 million in 2025, and embedding more sustainable product design.
Following our announcement to establish a standalone health insurance business in India, we are progressing on regulatory approvals and operational readiness, positioning us for a launch in the near future.
This year, we refreshed our health value proposition, anchored by a long-term vision: To give peace of mind to every patient in
Asia and Africa, and a customer promise: Help when you need it most. A Prudential health policy provides customers with peace of mind, ensuring that when care is needed, they are protected. Throughout the journey, we help customers understand what is happening, and what to expect next.
We introduced the Peace of Mind Plan as a clearer articulation of our health strategy, focused on five actions: tailored propositions; operational excellence; end worry and hassle; guide patients at every step; and make sales teams champions of health.
Tailored propositions
We continue to develop innovative, segment-specific, integrated propositions that address diverse customers' needs across our markets. In Hong Kong, we launched Encash, combining health, protection and savings to meet evolving customer needs for financial security and peace of mind. This innovation reflects our strategy to differentiate through customer-centric design and long-term value creation.
In 2025, we provided cover to over 540,000 new health insurance customers9 across Asia, reflecting strong demand for our differentiated health proposition and the effectiveness of our segmented product strategy.
Operational excellence
We continue to strengthen our claims, underwriting and fraud, waste and abuse management, to better manage medical costs and keep healthcare affordable. In 2025, we deployed a GenAI solution in close partnership with Google to support medical claim adjudication in Malaysia. We also introduced Data Insights from Claims Experience (‘DICE’) in Indonesia and Malaysia, alongside our Group fraud, waste and abuse framework with market-specific operating models.
We also continue to enhance our health underwriting capabilities through data-driven, inclusive guidelines and AI-powered solutions designed to increase underwriting automation and efficiency. In Hong Kong, we launched MedScreen+, an innovative AI underwriting tool to provide a faster, simpler and more transparent underwriting process for underwriters, while supporting our financial consultants with instant and indicative underwriting results for customers.
End worry and hassle
We continue to enhance our health customer journey by expanding self-service capabilities in PRUServices. In 2025, we launched core health functionalities that allowed customers to track the status of their claims and submit claims efficiently in Singapore,
Malaysia and Indonesia, enhancing the overall claims experience and reducing the servicing burden on our agents.
Guide patients at every step
We continue to build Guided Care - our signature experience designed to support our customers end-to-end, from symptom triage and appointment booking to post-care follow-up, supported by our PRUHealth team nurses. In 2025, we launched pilots in Hong
Kong and Indonesia to facilitate breast cancer screening appointments and validated that patients value additional support when they need it most.
We also accelerated the development of a tiered regional provider network to enhance control over medical claims costs and improve health outcomes, delivering the annualised claims savings as previously outlined.
Make sales teams champions of health
We are empowering our sales teams to sell health products more effectively through targeted training and enhanced performance management. Technology also played a role: in Singapore, we introduced a Health AI chatbot to help agents access information more quickly, alongside recognition programmes that incentivise health sales. Together, these actions supported over 48,000 active health agents across our health priority markets in selling health policies during the year.
Enhancing customer experiences
At Prudential, we are relentlessly focused on serving customers well. We believe that satisfied, loyal customers help us drive higher customer lifetime value. We have been making good progress to achieve our vision of enhancing customer experience.
We remain firmly committed to delivering best‑in‑class experiences that earn the long‑term trust of our customers. Our ambition is to achieve top‑quartile performance in the relationship net promoter score (rNPS), a measure of how likely customers are to recommend Prudential, and to reach customer retention rates of 90–95 per cent by 2027. As at full year 2025, six of our business units7 were performing in the top quartile based on rNPS, reflecting continued year‑on‑year improvement in advocacy and satisfaction. Eight out of ten business units improved their rNPS in 2025 compared with 2024. Customer retention increased by 1 percentage point to 88 percent, illustrating further progress toward our 2027 target.
These outcomes demonstrate the strength of our customer‑centric approach and the impact of our strategic focus on delivering consistently positive experiences.
Compelling and differentiated propositions for every stage of life
We continue to design and deliver customer‑led propositions tailored to the evolving needs of individuals and families across our markets. Our product suite remains comprehensive and aligned to diverse life stages, addressing health, protection and wealth needs across income segments. Highlights in 2025 include:
–Health and Protection:
–In Malaysia, PRUWith You Plus offers a flexible plan with an increasing sum assured, enabling customers to adapt their coverage over time. It also strengthens family protection by providing additional children’s coverage at no extra cost, without required underwriting.
–In Hong Kong, we introduced Prime Vantage Prestige Protector, a single‑premium life protection product launched in
December 2025. It enhances legacy planning flexibility, provides updated guaranteed death benefits, and extends coverage to the juvenile segment, with streamlined onboarding for high‑net‑worth clients.
–In Taiwan, we expanded our participating product suite by integrating health and protection benefits, offering solutions tailored to needs such as critical illness, severe cancer, and all‑cancer protection.
–Savings and Investment – We continue to strengthen our wealth offerings in key markets:
–In Hong Kong, the Entrust Multi‑Currency Plan launched in February meets increasing demand for currency flexibility, supporting advanced legacy planning and multi‑currency wealth solutions.
–In Singapore, we expanded our high‑net‑worth proposition with a multi‑pay Indexed Universal Plan, building on the success of the earlier single‑premium version. This offering enables high-net-worth clients to grow, protect and transfer wealth across generations.
Delivering a seamless, technology-enabled customer journey
Delivering consistently excellent customer experiences requires integrated digital capabilities embedded across the customer lifecycle. In 2025, we accelerated this transformation through upgrades to our digital servicing platforms and continued
investment in data and automation.
A key milestone this year was the enhancement of PRUServices, our digital self‑service platform, which now incorporates real‑time feedback to further elevate customer journeys. PRUServices is live in nine business units7 as of March 2026. Increased adoption of the platform demonstrates meaningful channel shift towards digital self‑service. The proportion of new business-processing through auto-underwriting was 70 per cent in December 2025.
We are also leveraging artificial intelligence across several customer touchpoints. AI‑enabled claims adjudication is improving speed, accuracy and efficiency in claims processing, enhancing overall satisfaction while supporting operational scalability.

Building advocacy for lifetime value
We continue to strengthen how we engage customers through personalised, timely, and data‑led interactions. Our Customer
Engagement Platform (CEP)—a key enabler of long‑term advocacy—is now active across ten business units7. CEP enables us to tailor communications by using AI to trigger engagement based on real‑time events, using timing and content that is likely to be the most valued by the customer.
In 2025, over $300 million of APE sales were generated from customers who interacted with Prudential via the platform, demonstrating the material commercial impact of enhanced engagement. We will continue to expand the depth and intelligence of
CEP through AI‑powered personalisation and data‑driven insights to further improve lead quality and nurture long‑term customer relationships.
Notes
(1)The objectives assume exchange rates at December 2022 and are based on regulatory and solvency regimes applicable across the Group at the time the objectives were set. The objectives assume that the same TEV and free surplus methodology will be applicable over the period and no material change to the economic assumptions will occur.
(2)As reported at full year 2025 unless otherwise specified. Sources include formal (eg competitors' results releases, local regulators and insurance association)
and informal (industry exchange) market share. Ranking based on new business (APE sales, weighted new business premium, retailed weighted received premium, full year premium or weighted first year premium) or gross written premium depending on availability of data. Hong Kong ranking based on APE sales. Rankings in the case of Mainland China, Taiwan and Myanmar are among foreign insurers, while for India they are among private companies. Markets based on nine months ended September 2025: Mainland China, Hong Kong, three months ended March 2025: PPMZ (Africa), full year 2024: Laos, Nigeria (Africa),
Uganda (Africa), Zambia (Africa) and full year 2023: Ghana (Africa) and Kenya (Africa).
(3)As reported at full year 2025. Sources include local regulators, asset management association, investment data providers and research companies (eg
Morningstar, Lipper). Rankings are based on total funds under management (including discretionary funds, where available) of onshore domiciled funds or public mutual funds of the respective markets.
(4)Source: Swiss Re Institute - gross written premium growth 2015 to 2035 in Asia excluding Australia, Japan, and Korea.
(5)As in previous years, we discuss our performance in this report on a constant currency basis, unless stated otherwise. We discuss our financial position on an actual exchange rates basis, unless otherwise noted. See note A1 to the consolidated financial statements for more detail on our exchange rate presentation.
The definitions of the key metrics we use to discuss our performance are set out in the "Definitions of performance metrics" section later in this document.
(6)Based on full year 2024 data from local regulators, industry associations and Prudential internal data. Estimates are based on market intelligence, if data is not publicly available.
(7)Business units equate to legal entities in this instance.
(8)Subject to Hong Kong Insurance Authority approval.
(9)All individuals covered by new health policies.

Writing new business
Managing the monies and policies of our existing customers
Allocating capital

Our business model
We are Prudential.
For every life, we are partners.
For every future, we are protectors.
Key resources,
relationships
and differentiators
Customers and Brand
Prudential focuses on delivering high‑quality
customer experiences that build long‑term trust and
value. We are a trusted household brand with a
nearly 180–year legacy.
We are investing in digital capabilities to strengthen
service efficiency and personalise engagement.
Markets
Few businesses have the breadth of our access to
the world’s fastest-growing insurance markets
across Asia and Africa, which have low insurance
penetration and a large health protection gap. We
hold top-three positions in seven out of the 14 Asian
life markets and two out of the five African life
markets in which we have a presence1.
Eastspring, our in-house asset manager, spans 10
markets, manages $277.7 billion of assets and
occupies top-10 positions in 6 of its markets2.
Products
The Group offers customer‑led health, protection,
savings and investment solutions tailored to
changing needs across life stages, including
high‑net‑worth and multi‑currency propositions.
We seek to develop new and enhanced propositions
in each of our markets to ensure we continue to
meet the evolving needs of our customers.
Distribution
Prudential has a multi-channel distribution platform
of scale. We have one of the largest agency forces
in Asia, and we are the number one independent
insurer in Asia bancassurance.
We have scale in both agency and bancassurance
channels with around 57,000 average monthly
active agents across 2025 and more than 180 bank
partners, 11 of which are strategic.

See more on our strategic pillars of technology powered distribution, transforming the health business model and enhancing customer experiences in the Strategic and operating review section
How we create value

We exist to help people achieve financial security and
peace of mind by providing life insurance, health
protection, and asset management solutions across Asia
and Africa. Our goal is to deliver sustainable long-term
value for customers, shareholders, and communities.

Underpinned by our commitment to sustainability Focusing on our rigorous risk management
(1)See note (2) to the strategic and operating review for
basis.
(2)See note (3) to the strategic and operating review for
basis.

Writing new business
We sell products designed to meet the
needs of customers and support our
agents in the sales process. We aim to
write new business that provides
attractive returns to our shareholders.

Managing the monies and policies of our existing customers
By putting the customer at the heart of
what we do, we seek to retain them
alongside managing the investments
that back their policies and the costs of
running our business.

Allocating capital
We reinvest the cash flow
generated by existing policies into
new business and extending our
customer, digitally-enabled
distribution and health
capabilities, compounding the
growth of the business. These
cash flows are also used to meet
our central costs and pay
recurring returns to shareholders.

Value we create for stakeholders
Customers

We aim to deliver superior customer
experiences. Our mission is ‘to be
the most trusted partner and
protector for this generation and
generations to come, by providing
simple and accessible financial and
health solutions’. How we are
delivering for our customers will be
assessed against our ambition to
achieve top quartile relationship NPS
by 2027 and our customer retention
rate.

Employees

We provide an inclusive working
environment where we develop
talent, reward performance, protect
our people and value our
differences. We measure success for
our employees through engagement
scores from annual surveys.

Shareholders
We can accelerate value creation for our shareholders and other stakeholders by exercising operational and financial discipline as we execute our strategy.

Communities

Our purpose reflects our
commitment to the wider
communities in which we operate,
through meeting the underserved
needs of our markets and supporting
a more sustainable future. Our
commitment to sustainability is
underpinned by our ambition to
achieve net zero by 2050 and a 55%
reduction in weighted average
carbon intensity (WACI) by 2030
against our 2019 baseline.

6 business
units
with top quartile rNPS in 2025
Retention rate of 88% in 2025

Our ambition is
top quartile
employee engagement when
compared to our peers.
$1.8bn capital returns to
shareholders in 2025 (2024:
$1.4bn)
53%
2025 reduction in WACI from
2019 baseline

Financial review
Overview
Our financial performance in 2025 demonstrated the strength of our business model and our balance sheet as we both delivered high quality growth and enhanced capital returns to our shareholders.
In line with our guidance, we delivered double-digit growth across all of our key financial performance metrics1. This performance reinforces our confidence both in delivering double-digit growth in 2026 and in achieving our 2027 financial objectives2 (related to the compound annual growth rate in new business profit and operating free surplus generation from in-force insurance and the asset management business).
As we progressed along the path we set for ourselves to deliver our 2027 objectives, we reached an inflection point in our organic capital generation. This, alongside the Group’s capital strength, underpinned the update of our capital allocation framework in
August 2025, where we shifted towards a total return orientation.
In addition, we also completed a number of important actions demonstrating our disciplined approach to capital allocation. These included the initial public offering (together with an earlier private placement, the IPO) of IPAMC in India, where we disposed of a portion of our interest, reducing our holding from 49 per cent to 35 per cent, resulting in proceeds after deducting costs and tax of
$1.4 billion. Other actions completed include the $2 billion share buyback launched in 2024, and the sales of Eastspring Korea and our three Francophone Africa businesses. We also issued our inaugural Singapore dollar-denominated bond on attractive terms.
Following the conclusion of the litigation regarding the ownership of our Malaysia conventional life business in 2025, we increased our holding in this business to 70 per cent at an attractive price in January 2026.
2025 saw generally lower government bond yields, both in the US and across many of our Asia markets. The US 10-year yield reduced to 4.3 per cent from 4.7 per cent at the end of 2024, with larger reductions notable in Singapore and Indonesia.
Equity market performance was relatively volatile, but with many indices recording double-digit growth over the year. The S&P
500 Index increased by 16 per cent, the MSCI Asia ex Japan Index increased by 27 per cent and the Hang Seng Index increased by 28 per cent.
The period was also characterised by considerable foreign exchange volatility, with the US dollar weakening compared with most global currencies.
As in previous periods, we comment on our performance below in local currency terms (expressed on a constant exchange rate basis) to show the underlying business trends in periods of currency movement. We discuss our financial position on an actual exchange rate basis, unless otherwise noted. All metrics used by management to assess performance (along with profit after tax)
are before deducting the amount attributable to non-controlling interests, unless otherwise stated in the definition. Balance sheet metrics are presented net of non-controlling interests. The definitions of the key metrics we use to discuss our performance in this report are set out in the 'Definitions of performance metrics' section later in this document.
We continued to build our record of high quality new business growth. This reflects the benefit of our diversified platform across
Asia and Africa, and across distribution channels. We continue to prioritise profitable new business with attractive capital generation profiles. A significant proportion of our new business is from health and protection, participating and linked savings products, limiting our market risk exposure. We continue to take strategic actions to improve our in-force performance. These actions particularly in health claims management and in containing costs, have resulted in a material reduction in the level of adverse operating variances. Cost in the year included $(230) million of investment in enhancing our customer, distribution, health and technology capabilities, in line with our strategy.
Our CSM rose 14 per cent (on an actual exchange rate basis) to $25.0 billion in the year, primarily reflecting strong new business
CSM growth of 9 per cent and favourable economic and foreign exchange impacts.
After the net positive impact of short-term market fluctuations (including interest rates) and the overall benefit of corporate transactions, driven by the gain on disposal of a portion of our interest in IPAMC, profit after tax was $4,119 million (2024: $2,415 million on an actual exchange rate basis, $2,439 million on a constant exchange rate basis). This profit, along with $443 million of positive foreign exchange rate movements but partially offset by $(1,828) million of returns to shareholders, led to an increase in shareholders' funds, which were up 15 per cent to $20,117 million at 31 December 2025 (31 December 2024: $17,492 million).
Our net asset value per share rose to $7.90 (31 December 2024: $6.58).
Our capital allocation framework continues to target holding a resilient regulatory capital position. Our period-end GWS shareholder cover ratio was 262 per cent.
As part of our regular financing plans, we issued SGD 600 million (USD 462 million, net of costs) of subordinated debt at an attractive coupon of 3.8 per cent – an inaugural raising of debt in an Asian currency further demonstrating our credit standing and access to capital. At 31 December 2025, our Group leverage ratio (Moody's basis) was 13 per cent, unchanged from the end of
2024. During the year, S&P Global Ratings upgraded the Financial Strength rating of Prudential's core entities to ‘AA’ from ‘AA-’, consistent with our ambition to remain an ‘AA’ company and reflecting our balance sheet strength.
This balance sheet strength, together with the progress of the business and the trajectory of our operating free surplus generation, enabled us to shift our capital allocation framework towards a total return orientation.
Our priorities in allocating capital under our capital management framework and our dividend policy, which is unchanged, is set out later in this section. We announced in August 2025 a revision to this framework which set out our expectations for the following in the near term:

–An increase of more than 10 per cent in the total ordinary dividend per share for each of 2026 and 2027; and
–Additional returns of capital to shareholders: $500 million of share buybacks in 2026 and $600 million in 20275 in addition to the return of the net proceeds from the IPO of IPAMC.
We will continue to assess the deployment of free surplus in the context of the Group's growth aspirations, leverage capacity and liquidity and capital needs, based on the free surplus ratio. We seek to operate with a free surplus ratio of between 175 per cent and 200 per cent. If the free surplus ratio is above the operating range over the medium term, and taking into account opportunities to reinvest at appropriate returns and allowing for market conditions, capital will be returned to shareholders.
In line with the dividend policy, the Board has approved a second interim dividend of 18.89 cents per share (2024 16.29 cents per share). When combined with the first interim dividend, the Group’s total 2025 dividend is 26.60 cents per share, an increase of 15 per cent over 2024. We launched a $1.2 billion buyback in January 2026 comprising $500 million of recurring capital returns and
$700 million of net proceeds from the IPAMC IPO. The balance of the net proceeds from the IPAMC IPO will be returned to shareholders during 20275.
We provide a discussion of our operating results and financial review in this section, which is organised as follows:
–Summary consolidated results and basis of preparation of analysis
–Explanation of performance and other financial measures
–Movement in contractual service margin
–Other income and expenditure
–IFRS effective tax rates
–Total tax contributions
–Tax strategy
–Shareholders' equity
–Capital management
–Dividend
–Group capital position
–Financing and liquidity
–Cash remittances
–Investments
–Additional information on liquidity and capital resources
–TEV basis, new business profit, free surplus generation and Group adjusted operating profit
2024 compared with 2023 results commentary
The Group has taken advantage of the allowance under the SEC's FAST Act rules to omit the third year discussion on the Group's financial performance, in particular the 2024 compared with 2023 results commentary, in this annual report on Form 20-F on the basis that discussion of the trends in the Group's results by segment is included in the Group's prior year 2024 Annual Report on
Form 20-F, which is available on our website and at www.sec.gov.

Summary consolidated results and basis of preparation analysis
The following table sets forth Prudential’s selected consolidated financial data in accordance with IFRS standards for the years indicated, which is derived from Prudential’s audited consolidated financial statements.

	2025 $m	2024 $m	2023 $m
Insurance revenue	11,080	10,358	9,371
Insurance service expense:
Claims incurred	(3,331)	(3,147)	(2,913)
Directly attributable expenses incurred	(1,455)	(1,328)	(1,258)
Amortisation of insurance acquisition cash flows	(3,435)	(3,157)	(2,745)
Other insurance service expenses	(23)	(131)	(197)
	(8,244)	(7,763)	(7,113)
Net expense from reinsurance contracts held	(212)	(302)	(171)
Insurance service result	2,624	2,293	2,087
Investment return:
Interest revenue calculated using the effective interest method	413	477	340
Other investment return on financial investments	15,851	5,442	9,423
	16,264	5,919	9,763
Fair value movements on investment contract liabilities	(72)	(95)	(24)
Net insurance and reinsurance finance income (expense):
Net finance expense from insurance contracts	(14,612)	(4,154)	(8,839)
Net finance (expense) income from reinsurance contracts held	(159)	(338)	191
	(14,771)	(4,492)	(8,648)
Net investment result	1,421	1,332	1,091
Other revenue	411	382	369
Non-insurance expenditure	(1,031)	(1,003)	(990)
Finance costs: interest on core structural borrowings of shareholder-financed businesses	(183)	(171)	(172)
Gain (loss) attaching to corporate transactions	1,515	(71)	(22)
Share of profit (loss) from joint ventures and associates, net of related tax	364	477	(91)
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns) note	5,121	3,239	2,272
Tax charge attributable to policyholders' returns	(180)	(286)	(175)
Profit before tax attributable to shareholders' returns	4,941	2,953	2,097
Total tax charge attributable to shareholders' and policyholders' returns	(1,002)	(824)	(560)
Remove tax charge attributable to policyholders' returns	180	286	175
Tax charge attributable to shareholders' returns	(822)	(538)	(385)
Profit for the year	4,119	2,415	1,712

Attributable to:
Equity holders of the Company	3,978	2,285	1,701
Non-controlling interests	141	130	11
Profit for the year	4,119	2,415	1,712

Earnings per share (in cents)	2025	2024	2023
Based on profit attributable to equity holders of the Company:
Basic	154.2¢	84.1¢	62.1¢
Diluted	153.5¢	84.0¢	61.9¢
Note
This measure is the formal profit before tax measure under IFRS. It is not the result attributable to shareholders principally because total corporate tax of the
Group includes those taxes on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders.
These amounts are required to be included in the tax charge under IAS 12. Consequently, the profit before tax measure is not representative of pre-tax profit attributable to shareholders.

Explanation of performance and other financial measures
Total profit after tax for 2025 was $4,119 million, $1,704 million higher than the $2,415 million earned in 2024. This primarily reflected a $1,988 million increase in profit before shareholder tax to $4,941 million, which includes a $1,515 million net gain from corporate transactions in the year (2024: a loss of $(71) million). The gain was primarily realised following the partial divestment of the Group’s holding in IPAMC upon its IPO.
The effective tax rate for 2025 was broadly in line with the prior year at 17 per cent (2024: 18 per cent) and given the higher level of profit, resulted in a $(284) million increase in shareholder tax charge from $(538) million to $(822) million.
Further analysis of the results by each segment is provided in the Segment discussion section that follows.
Movement in contractual service margin
The CSM balance represents a discounted stock of unearned profit, which will be released over time as services are provided. This balance increases due to additions from profitable new business contracts sold in the period and the unwind of the discounting applied to the in-force book. It is also updated for any changes in expected future profitability, where applicable, including the effect of short-term market fluctuations for business measured using the variable fee approach. The release of the CSM, which is the main driver of adjusted operating profit, is then calculated after allowing for these movements.
In a normalised market environment, if the contribution from new business and the unwind of the CSM balance is greater than the rate at which services are provided, then the CSM balance will increase. The new business added to the CSM will, therefore, be an important factor in building the CSM, and we expect the compounding effect from the new business added to the CSM over time to support growth in profit in the future.
The table below sets out the movement of CSM including the Group's share of the CSM of the JVs and associates over the year. As the Group’s share of the results of the JVs and associates are included in the Group’s profit, including their related movement in
CSM is a key driver to understanding changes in profitability. The movement of CSM excluding the JVs and associates is provided in note C3.2 to the consolidated financial statements.
Contractual service margin net of reinsurance

	2025 $m	2024 $m
Net opening balance at 1 January	21,960	21,012
Changes that relate to future service
Changes in estimates that adjust the CSM	1,811	724
New contracts in the year	2,835	2,596
	4,646	3,320
Changes that relate to current service
Release of CSM to profit or loss	(2,554)	(2,352)
Net finance expense (income) from insurance contracts
Accretion of interest on GMM contracts	348	321
Other net finance expense (income)	(43)	15
	305	336
Effect of movements in exchange rates	648	(356)
Net closing balance at 31 December	25,005	21,960
Profitable new business in 2025 grew the CSM by $2,835 million. This increase exceeded the release of the CSM to the income statement in the period of $(2,554) million, demonstrating the strength of our franchise and its ability to deliver future growth in
CSM and ultimately profit.
Changes in estimates that adjust the CSM reflect economic and other variances to update the CSM for changes in expected future profitability including the impact of short-term market effects of business accounted for under the variable fee approach.
Movements in exchange rates had a positive impact of $648 million on the closing CSM. Overall the CSM grew by 14 per cent.

Other income and expenditure

	Actual exchange rate
	2025 $m	2024 $m	2023 $m
Net investment return and other items	(41)	21	(21)
Interest payable on core structural borrowings	(184)	(171)	(172)
Corporate expenditure	(237)	(237)	(230)
	(462)	(387)	(423)
Restructuring and IFRS 17 implementation costs*	(171)	(207)	(201)
Central costs unallocated to a segment	(633)	(594)	(624)
*Restructuring and IFRS 17 implementation costs largely comprise the costs of Group-wide projects including the implementation of IFRS 17 (including one-off costs associated with embedding IFRS 17), reorganisation programmes and initial costs of establishing new business initiatives and operations. The costs include those incurred in insurance and asset management operations of $(49) million (2024: $(59) million; 2023: $(81) million.
Corporate expenditure of $(237) million is unchanged from the prior year, reflecting continued control of head office costs.
Interest payable on core structural borrowings of $(184) million (2024: $(171) million) reflects the additional interest on the additional SGD 600 million debt instrument issued in May 2025. Net investment return and other items totalled $(41) million
(2024: $21 million) reflecting lower interest rates and lower average central cash balances. As anticipated, restructuring costs were lower at $(171) million (2024: $(207) million).
IFRS effective tax rates
The effective tax rate on total IFRS profit in 2025 was 17 per cent, broadly in line with the effective tax rate in 2024 of 18 per cent.
In 2025 the new OECD global minimum tax rules were implemented in Hong Kong, effective from 1 January 2025. This brings the whole Prudential group into scope of the new tax rules. The IFRS tax charge for 2025 includes $(23) million (2024: $nil) in respect of global minimum tax.
Total tax contributions
The Group continues to make significant tax contributions in the jurisdictions in which it operates, with $(1,353) million remitted to tax authorities in 2025. This was higher than the equivalent amount of $(1,086) million remitted in 2024 (on an actual exchange rate basis), principally due to taxes paid on corporate transactions, mainly the partial disposal of our investment in
IPAMC.
Tax strategy
The Group publishes its tax strategy annually which, in addition to complying with the mandatory UK (Finance Act 2016)
requirements, also includes a number of additional disclosures that provide insight into the Group’s tax contributions. An updated version of the tax strategy, including 2025 data, is expected to be available on the Group’s website before 29 May 2026.

Shareholders’ equity

Group IFRS shareholders' equity
	2025 $m	2024 $m
Profit for the year	4,119	2,415
Less non-controlling interest	(141)	(130)
Profit after tax for the year attributable to shareholders	3,978	2,285
Exchange movements, net of related tax	443	(309)
External cash dividends	(594)	(552)
Share repurchases/buybacks	(1,234)	(878)
Adjustment to non-controlling interest	–	(857)
Other movements	32	(20)
Net increase (decrease) in shareholders’ equity	2,625	(331)
IFRS shareholders’ equity at beginning of the year	17,492	17,823
IFRS shareholders’ equity at end of the year	20,117	17,492

IFRS shareholders' equity per share[3]	790¢	658¢
Group IFRS shareholders’ equity increased from $17.5 billion at the start of 2025 to $20.1 billion at 31 December 2025. This increase reflects $4.0 billion of profit earned in the period, including the profit from the disposal of the Group’s partial interest in
IPAMC that we plan to return to shareholders, and positive exchange movements of $0.4 billion, partly offset by dividend payments and share buybacks of $(1.8) billion.
Capital management
In the first half of 2025, we refined our capital allocation framework with a desire to drive better shareholder returns. This led to a shift in focus towards a total return orientation out of the annual flow of capital generation. Following this refinement our capital allocation priorities are as follows:
We continue to target resilient capital buffers such that the Group shareholder coverage ratio is above 150 per cent of the shareholder Group Prescribed Capital Requirement to ensure the Group can withstand volatility in markets and operational experience. We seek to operate with a free surplus ratio of between 175 per cent and 200 per cent;
–Following sufficient capital being held, our priority for allocating capital will be re-investing in writing high-quality new business;
–Our next priority is investing in enhancing our core capabilities, primarily in the areas of customer, distribution and health as well as technology and operations (including data);
–Our dividend policy remains to grow broadly in line with net operating free surplus generation, which is calculated after investment in new business, central costs and capability investment. Given the strength of our capital generation, we expect to grow the ordinary dividend by more than 10 per cent in both 2026 and 2027. In addition to the ordinary dividend, the Board will consider making additional recurring returns of capital out of the annual flow of capital generation. Capital returns will be set taking into account the Group’s financial condition and prospects, applicable capital and solvency requirements, investment opportunities, market conditions and the general economic environment. This change reflects our long-term confidence in our business model and, as previously highlighted, means we are planning additional capital returns, with $500 million of share buybacks in 2026 already announced and a further $600 million expected in 20275;
–We will invest in value accretive inorganic opportunities where there is good strategic fit, with investment decisions, as always, being carefully judged against the alternative of returning surplus capital to shareholders; and
–We assess the deployment of free surplus in the context of the Group's growth aspirations, leverage capacity and liquidity and capital needs, based on the free surplus ratio. We seek to operate with a free surplus ratio of between 175 per cent and 200 per cent. If the free surplus ratio is above the operating range over the medium term, and taking into account opportunities to reinvest at appropriate returns and allowing for market conditions, capital will be returned to shareholders.
To generate capital to allocate to these priorities, we will also prioritise managing our in-force embedded value to ensure maximum conversion into free surplus over time. We will drive improved emergence of free surplus by managing claims, expenses and persistency in each market. This additional free surplus will enable our continued investment in profitable new business at attractive returns, as well as in our strategic capabilities, and support payments of returns to shareholders, including dividends.
Dividend
Reflecting the Group’s capital allocation priorities, a portion of capital generation will be retained for reinvestment in organic growth opportunities and for investment in capabilities, and dividends will be determined primarily based on the Group’s operating capital generation after allowing for the capital strain of writing new business and recurring central costs. Dividends are expected to grow broadly in line with the growth in the Group’s operating free surplus generation, and will be set taking into account financial prospects, investment opportunities and market conditions.
In line with the guidance for 2025 and our dividend policy, the Board has approved a 2025 second interim cash dividend of 18.89 cents per share (2024: 16.29 cents per share). Combined with the first interim cash dividend of 7.71 cents per share (2024: 6.84 cents per share), the Group’s total 2025 cash dividend is 26.60 cents per share (2024: 23.13 cents per share ), an increase of 15 per cent.
A dividend reinvestment plan (DRIP) will continue to be offered to shareholders on the UK register. A scrip dividend alternative, with the issuance of new ordinary shares on the Hong Kong line only and the dilutive effect neutralised by a share repurchase on the London line, will be offered in respect of the 2025 second interim dividend.
Guidance on the application of the dividend policy alongside changes to our capital allocation framework are set out at the start of the Financial review.

Group capital position
The Prudential Group applies the Insurance (Group Capital) Rules set out in the GWS Framework issued by the Hong Kong
Insurance Authority (HKIA) to determine Group regulatory capital requirements (both minimum and prescribed levels). Prudential
Corporation Asia Limited (PCAL) is classified as a Domestic Systemically Important Insurer (D-SII) by the HKIA. PCAL is a direct subsidiary of Prudential plc and is incorporated in Hong Kong. The GWS Group capital adequacy requirements require that total eligible Group capital resources are not less than the GPCR and that GWS Tier 1 group capital resources are not less than the
GMCR. More information is set out in note I(i) of the Additional unaudited financial information.
The Group holds material participating business in Hong Kong, Singapore and Malaysia. Alongside the regulatory GWS capital basis, a shareholder GWS capital basis is also presented which excludes the contribution to the Group GWS eligible Group capital resources, the GMCR and the GPCR from these participating funds.

	31 Dec 2025			31 Dec 2024
	Shareholder	Policyholder*	Total†	Shareholder	Policyholder*	Total†
Group capital resources ($bn)	27.6	19.3	46.9	24.8	16.3	41.1
of which: Tier 1 capital resources ($bn)	19.9	1.5	21.4	17.6	1.3	18.9

Group Minimum Capital Requirement ($bn)	6.0	0.8	6.8	5.1	0.7	5.8
Group Prescribed Capital Requirement ($bn)	10.5	13.3	23.8	8.9	11.3	20.2

GWS capital surplus over GPCR ($bn)	17.1	6.0	23.1	15.9	5.0	20.9
GWS coverage ratio over GPCR (%)	262%		197%	280%		203%

GWS Tier 1 surplus over GMCR ($bn)			14.6			13.1
GWS Tier 1 coverage ratio over GMCR (%)			316%			325%
*This allows for any associated diversification impacts between the shareholder and policyholder positions reflected in total company results where relevant.
†The total company GWS coverage ratio over GPCR presented above represents the eligible group capital resources coverage ratio as set out in the GWS framework, while the total company GWS Tier 1 coverage ratio over GMCR represents the Tier 1 capital coverage ratio.
As at 31 December 2025, the estimated shareholder GWS capital surplus over the GPCR is $17.1 billion (31 December 2024:
$15.9 billion), representing a coverage ratio of 262 per cent (31 December 2024: 280 per cent), comfortably above the Group's risk appetite of 150 per cent as discussed in the capital management section above. The estimated total GWS capital surplus over the GPCR is $23.1 billion (31 December 2024: $20.9 billion) representing a coverage ratio of 197 per cent (31 December 2024:
203 per cent).
Operating capital generation in 2025 was $1.7 billion after allowing for central costs and the investment in new business. Other movements covering non-operating, foreign exchange and other items were $0.8 billion and included the beneficial impact of the partial sale of our interest in IPAMC. The shareholder GWS surplus also reflects the issuance of $0.5 billion in subordinated debt in the year, which contributed positively to the Group's available capital. These increases were offset by the payment of external dividends and share buybacks which together totalled $(1.8) billion. Overall, the increase in shareholder GWS capital surplus in
2025 was $1.2 billion.
The Group’s GWS position is resilient to external macroeconomic movements as demonstrated by the sensitivity disclosure contained in note I(i) of the Additional financial information, alongside further information about the GWS measure.
The GWS capital surplus set out in the table above includes amounts held within operating entities as well as at the centre. The businesses may remit this surplus as dividends provided the local regulatory requirements are met and there are sufficient unrestricted accounting profits.
Financing and liquidity
Prudential seeks to maintain its financial strength rating with applicable credit rating agencies, which derives, in part, from its high level of financial flexibility to issue debt and equity instruments, which is intended to be maintained in the future. Prudential has substantial headroom to issue debt while remaining within the guidelines set by the credit rating agencies for its current financial strength rating of AA from S&P (upgraded from AA-), Aa3 from Moody's and AA- from Fitch.
Net core structural borrowings of shareholder-financed businesses

	31 Dec 2025 $m	31 Dec 2024 $m
Core borrowings of shareholder-financed businesses	4,459	3,925
Less: holding company cash and short-term investments	(4,282)	(2,916)
Net core structural borrowings of shareholder-financed businesses	177	1,009
Group leverage ratio (Moody's total leverage basis)	13%	13%
The total core borrowings of the shareholder-financed businesses were $4.5 billion at 31 December 2025 (31 December 2024:
$3.9 billion). In May 2025, the Group issued SGD 600 million 3.80 per cent subordinated debt maturing on 22 May 2035, with proceeds, net of costs, of $462 million. The Group had central cash resources of $4.3 billion at 31 December 2025 (31 December
2024: $2.9 billion), resulting in net core structural borrowings of the shareholder-financed businesses of $0.2 billion at end of
31 December 2025 (31 December 2024: $1.0 billion) on an IFRS basis. We have not breached any of the requirements of our core structural borrowings nor modified any of their terms during 2025.
With the exception of a $750 million perpetual note that the Group retains the right to call at par on a quarterly basis, the Group’s debt securities have contractual maturities that fall between 2029 and 2035. Further analysis of the maturity profile of the borrowings is presented in note C5.1 to the IFRS financial results.

In addition to its net core structural borrowings of shareholder-financed businesses set out above, the Group has structures in place to enable access to funding via the medium-term note programme, the US shelf programme (the platform for issuance of
SEC-registered bonds in the US market), a commercial paper programme and committed revolving credit facilities. All of these are available for general corporate purposes. Proceeds from the Group’s commercial paper programme are not included in the holding company cash and short-term investment balance.
Prudential plc has maintained a consistent presence as an issuer in the commercial paper market for the past decade and had
$520 million in issue at 31 December 2025 (31 December 2024: $527 million).
As at 31 December 2025, the Group had a total of $1.5 billion of undrawn committed facilities which expire in 2031 and a further
$100 million that expire in 2029. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 31 December 2025.
Cash remittances
Holding company cash flow4

	Actual exchange rate
	2025 $m	2024 $m	Change %
Net cash remitted by business units	2,137	1,383	55
Net interest (paid) received	(55)	17	n/a
Corporate expenditure	(308)	(253)	(22)
Centrally funded recurring bancassurance fees	(223)	(198)	(13)
Total central outflows	(586)	(434)	(35)
Holding company cash flow before dividends and other movements	1,551	949	63
Dividends paid, net of scrip dividends	(594)	(552)	(8)
Operating holding company cash flow after dividends but before other movements	957	397	141
Other movements
Issuance of debt, net of costs	462	–	n/a
Share repurchases/buybacks (including costs)	(1,252)	(860)	n/a
Other corporate activities	1,117	(109)	n/a
Total other movements	327	(969)	n/a
Net movement in holding company cash	1,284	(572)	n/a
Cash and short-term investments at the beginning of the year	2,916	3,516
Foreign exchange movements	82	(28)
Cash and short-term investments at the end of the year	4,282	2,916
Remittances from our businesses were $2,137 million (2024: $1,383 million), reflecting both our growing operating free surplus generation and timing of when dividends are paid up to the centre. The remittances in 2024 are also net of cash advanced to CPL, our joint venture business in Mainland China, of $(174) million in anticipation of the capital injection in early 2025, with no such payments occurring in 2025. Remittances were used to meet central outflows of $(586) million (2024: $(434) million) and to pay cash dividends of $(594) million (2024: $(552) million).
Central outflows include net interest paid of $(55) million (2024: net interest received of $17 million), which reflects lower interest receipts on central cash balances, given current interest rates and lower average cash balances following the share buyback programme. Interest payments made on core structural borrowing, which are largely fixed, marginally increased following the debt raised in May 2025.
Cash outflows for corporate expenditure of $(308) million (2024: $(253) million) include cash outflows for restructuring costs. The increase represents timing differences on recharges to operating subsidiaries and differences between expense accrual and cash payment.
We had a $462 million increase in cash resources from new debt issued in May 2025 and used $(1,252) million of cash to settle repurchases of shares in 2025, largely to complete our $2 billion share buyback programme.
Other corporate activities of $1,117 million in 2025 largely comprises the $1.4 billion net proceeds received upon the IPO of IPAMC in December, offset by the settlement on the case with Detik Ria in Malaysia in July 2025 and other miscellaneous Group investment.
The Group will continue to seek to manage its financial condition such that it has sufficient resources available to provide a buffer to support the retained businesses in stress scenarios and to provide liquidity to service central outflows.
Notes
(1)Our key metrics are: new business profit, basic earnings per share based on adjusted operating profit and operating free surplus generated from in-force insurance and asset management business.
(2)These objectives assume exchange rates at December 2022 and are based on regulatory and solvency regimes applicable across the Group at the time the objectives were set. The objectives assume that the same TEV and free surplus methodology will be applicable over the period and no material change to the economic assumptions.
(3)See note II of the Additional financial information for definition and reconciliation to IFRS balances.
(4)Holding company cash and short term investments in Group head office companies.
(5)Subject to Hong Kong Insurance Authority approval.

Investments
The overall financial strength of Prudential and the results, both current and future, of the insurance business are in part dependent upon the quality and performance of the various investment portfolios.
Prudential’s total investments
Prudential’s total investments, net of derivative liabilities, at 31 December 2025 were $195,154 million (31 December 2024:
$165,342 million), of which $32,178 million (31 December 2024: $28,712 million) were held to cover linked liabilities related to unit-linked products and assets to cover external unit holders in relation to the consolidated investment funds. Prudential’s insurance business’s investments, excluding assets to cover linked liabilities and those attributable to external unit holders of consolidated investment funds, are largely held by Prudential’s Singapore and Hong Kong operations.
Further analysis on financial investments and fair value measurement is included in notes C1 and C2 to Prudential’s consolidated financial statements, in accordance with IFRS 7 ‘Financial Instruments: Disclosures’.
Prudential’s insurance investment strategy and objectives
Prudential’s insurance investments support our life insurance businesses across Asia and Africa, leveraging local teams on the ground. The Group Chief Investment Office provides strategic direction on all investment related activities, and supports and empowers local teams to seize global opportunities and make well-informed decisions.
Our investment strategy is designed to achieve optimal risk-adjusted returns over the long term by building a globally diversified, high quality, multi-asset portfolio, taking into account of risks, returns, policyholder expectations, and bonus sustainability. Each of the operations formulates a strategy based on the nature of its underlying liabilities, its level of capital and its local regulatory requirements.
Our exposure to interest rate risk is discussed in the Risk Review section, which includes the risk arising from the guarantees of some non-unit-linked investment savings products. This exposure exists due to the potential for an asset and liability mismatch where long-dated liabilities and guarantees are backed by relatively shorter-dated assets. While this risk cannot be eliminated, it is monitored and managed through local risk and asset liability management committees against risk appetite aligned with the
Group’s limit framework.
Internal funds under management or advice
Prudential manages a significant portion of its Group funds through its fund management business, Eastspring Investments.
The responsibility for asset allocations, mandates and selection of investment managers for Prudential insurance policies lies with the life companies, overseen by the Group Chief Investment Office.
In each operation, local management analyses the liabilities and determines asset allocation, benchmarks and permitted deviations appropriate for its operation. These benchmarks and deviations are agreed upon with fund managers, who implement the specific investment strategy through their local fund management operations.
In addition to Eastspring Investments, which has over 400+ investment professionals across 10 Asian markets, Prudential also partners with best-in-class third-party global asset managers to access global investment opportunities to deliver strong, sustainable performance.

Additional information on liquidity and capital resources
The nature of insurance means that the life businesses, in a normal economic cycle, have access to sufficient liquidity to meet their obligations when due. Prudential plc therefore focuses the Group’s liquidity considerations on the liquidity of its central companies and its ability to fund growth, meet the capital needs of the operating business and its own financing and expense costs. This liquidity comprises the cash and short-term investments held by the specified companies as well as bank facilities available to it which are not recorded on the balance sheet. Further information on the parent’s financing and liquidity is outlined in 'Financing and liquidity' section above.
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
The parent company, including the central finance subsidiaries, held cash and short-term investments $4,282 million as at 31
December 2025.
The sources of cash included dividends, loans and cash remittances received by Prudential from its principal operating subsidiaries,
JVs and associates as well as debt and equity issuances. Amounts are distributed to the parent company after considering capital requirements. Further information on local statutory capital requirements, capital requirements and sources are located in note C9 to the consolidated financial statements.
The amount of remittances paid to the parent by Prudential’s main operations is determined after considering the development, growth and investment requirements of the operating businesses and subject to the applicable legal and regulatory restrictions.
Further information on cash remittances to the Group and other sources of funding accessible to the Group is detailed in the ‘Cash remittances’ section above.
The contractual maturities of the financial liabilities of the Group recognised on the consolidated balance sheet as at 31 December
2025, including lease liabilities, are provided in note C2.3 to the consolidated financial statements.
Information on the Group’s purchase obligations, which comprise the unfunded commitments relating to investment funds and not recognised on the consolidated balance sheet, is provided in note D5 to the consolidated financial statements.

TEV basis, new business profit, free surplus generation and
Group adjusted operating profit
In addition to IFRS basis results, Prudential’s filings with the Financial Conduct Authority (FCA), the Stock Exchange of Hong Kong
and the Singapore Stock Exchange include reporting by Key Performance Indicators (KPIs). These include results prepared on a
Traditional Embedded Value (TEV) basis, as well as new business profit and operating free surplus generation measures, which are alternative performance measures.
TEV results are prepared on a supplementary basis to the Group’s IFRS results. TEV is a way of measuring the current value to shareholders of the future profits from the life businesses (considering only policies that are in-force at the balance sheet date)
using a set of actuarial assumptions and after making an allowance for the aggregate risks of that business, plus total net worth.
It also includes a provision for future unallocated central corporate expenditure. The value of future new business is excluded from the embedded value. Prudential publishes its TEV results semi-annually.
Prudential converted to TEV from 2025, replacing the European Embedded Value (EEV) basis. This transition increases the comparability of the Group’s external reporting to its key peers and reduces the economic volatility seen in the Group’s embedded value reporting, with a view to improving the transparency of underlying growth in new business profit. In implementing TEV, the
Group has retained its operating assumptions and much of the EEV methodology. The changes made were in respect of the discount rates and the treatment of central head office expenditure.
New business sales are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. New business profitability is a key metric for the Group’s management in respect of the development of the business. New business profit reflects the value of future profit streams which are not fully captured in the year of sale under IFRS reporting. New business margin is shown by reference to annual premium equivalent (APE), which is calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts. TEV basis new business profit and margins are also published quarterly.
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
Prudential’s filings with the Financial Conduct Authority, the Stock Exchange of Hong Kong and the Singapore Stock Exchange also include discussion of the Group adjusted IFRS operating profit based on longer-term investment returns (adjusted operating profit), which is the aggregation of the segment adjusted operating profit and the central expenditure (including restructuring costs) discussed in this document.

Determining adjusted operating profit of operating segments
Operating segments
The Group's operating and reported segments for financial reporting purposes are defined and presented in accordance with IFRS
8 ‘Operating Segments’. Under the Group’s management and reporting structure, its chief operating decision maker is the Group
Executive Committee (GEC), chaired by the Chief Executive Officer. There have been no changes to the Group’s operating segments from those reported in the Group’s consolidated financial statements for the year ended 31 December 2024. Operations and transactions that do not form part of any business unit are reported as ‘Unallocated to a segment’ and generally comprise head office functions.
Performance measure
The performance measure of operating segments utilised by the Group is IFRS operating profit based on longer-term investment returns (adjusted operating profit) as described below. This measurement basis distinguishes adjusted operating profit from other constituents of total profit or loss for the year, including short-term interest rate and other market fluctuations and gain or loss on corporate transactions. Note B1.1 shows the reconciliation from adjusted operating profit to total profit for the year.
Determination of adjusted operating profit
(a)Approach adopted for insurance businesses
The measurement of adjusted operating profit reflects that, for the insurance business, assets and liabilities are held for the longer term. The Group believes trends in underlying performance are better understood if the effects of short-term fluctuations in market conditions, such as changes in interest rates or equity markets, are excluded.
–Returns on investments that meet the definition of an ‘underlying item’, namely those investments that determine some of the amounts payable to a policyholder such as assets within unit-linked funds or with-profits funds, are recorded in adjusted operating profit on an actual return basis. The exception is for investments backing the shareholders’ 10 per cent share of the estate within the Hong Kong with-profits fund. Changes in the value of these investments, including those driven by market movements, pass through the income statement with no liability offset. Consequently, adjusted operating profit recognises investment return on a longer-term basis for these assets.
–For insurance contracts measured under the general measurement model (GMM), the impact of market movements on both the non-underlying insurance contract balances and the investments they relate to are considered together. Adjusted operating profit allows for the long-term credit spread (net of the expected defaults) or long-term equity risk premium on the debt and equity-type instruments, respectively. Deducted from this amount is the unwind of the illiquidity premium included in the current discount rate for the liabilities and any non-attributable investment management expenses.
–Some GMM best estimate liabilities (BEL) components are calculated by reference to the investment return of assets, even if the
BEL component itself is not considered an underlying item, for example, the BEL component related to future fee income or a guarantee. In these cases for the purposes of determining operating profit, the BEL component is calculated assuming a longer-
term investment return and any difference between the actual return arising in the period and the longer-term investment return is taken to non-operating profit. There is no impact on the balance sheet of this allocation.
–A longer-term rate of return is applied to all other investments held by the Group’s insurance business for the purposes of calculating adjusted operating profit. More details on how longer-term rates are determined are set out below.
The difference between the net investment result recorded in the income statement and the longer-term returns determined using the above principles is recorded as ‘short-term interest rate and other market fluctuations’ as a component of non-operating profit.
The ‘insurance service result’ is largely recognised in adjusted operating profit in full with the main exception being the gains or losses that arise from market and other related movements on onerous contracts measured under the variable fee approach
(VFA). If these gains and losses are capable of being offset across more than one annual cohort of the same product or fund as applicable, then the adjusted operating profit is determined by amortising the net of the future profits and losses on all contracts where profits or losses can be shared. Any difference between this and the amount included in the income statement for onerous contracts is classified as part of ‘short-term interest rate and other market fluctuations’, a component of non-operating profit.
(b)Determination of longer-term returns
The longer-term rates of return are estimates of the long-term trend investment returns having regard to past performance, current trends and future expectations. These rates are broadly stable from year to year but may be different between regions, reflecting, for example, differing expectations of inflation in each business unit. The assumptions are for the returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.
For collective investment schemes that include different types of assets (eg equities and debt securities), weighted assumptions are used reflecting the asset mix underlying the relevant fund mandates.
Debt securities and loans
For debt securities and loans, the longer-term rates of return are estimates of the long-term government bond yield, plus the estimated long-term credit spread over the government bond yield, less an allowance for expected credit losses. The credit spread and credit loss assumptions reflect the mix of assets by credit rating. Longer-term rates of return range from 2.8 per cent to 8.7 per cent for 2025 (2024: 2.8 per cent for 8.8 per cent; 2023: 2.8 per cent to 8.4 per cent).
Equity-type securities
For equity-type securities, the longer-term rates of return are estimates of the long-term trend of investment returns for income and capital. Longer-term rates of return range from 8.6 per cent to 15.7 per cent for all years shown.

Derivative value movements
In the case where derivatives change the nature of other invested assets (eg by lengthening the duration of assets, hedging overseas bonds to the currency of the local liabilities, or by providing synthetic exposure to equities), the longer-term return on those invested assets reflects the impacts of the derivatives.
(c)Non-insurance businesses
For these businesses, the determination of adjusted operating profit reflects the underlying economic substance of the arrangements and excludes market-related items only where it is expected these will unwind over time.
Segment discussion
The following commentary provides an overview of each of the Group’s segments, together with a discussion of their 2025 financial performance. Prudential has chosen to explain its consolidated results principally by reference to profits for the year, reflecting profit after tax. In explaining movements in profit for the year, reference is made to trends in profit before shareholder tax and the shareholder tax charge.
Unless otherwise stated, we discuss our performance on a constant currency basis. The definitions of the key metrics we use to discuss our performance in this report are set out in the 'Definitions of performance metrics' section later in this document, including, where relevant, references to where these metrics are reconciled to the most directly comparable IFRS measure.
The Group's operating segments for financial reporting purposes are defined and presented in accordance with IFRS 8, ‘Operating segments’ on the basis of the management reporting structure and its financial management information. Further details on the
Group’s determination of operating segments are provided in the ‘Determining adjusted operating profit of operating segments’
section.
For the Group’s insurance segments, the commentary on financial performance below is also by reference to adjusted operating profit.
Adjusted operating profit, the Group’s segmental performance measure used by management, reflects that the assets and liabilities of our insurance businesses are held for the longer term and the Group’s belief that the trends in underlying performance are better understood if the effects of short-term fluctuations in market conditions, such as changes in interest rates or equity markets, are excluded. The adjusted operating profit by segment discussed below also excludes restructuring costs and revenue recognised to cover the tax charge attributable to policyholders.
The Group also describes its segmental performance by reference to the level of new business in the year which is measured using
APE new business sales as defined in note II(v) of the 'Additional unaudited financial information'.

Hong Kong

		Actual exchange rate		Constant exchange rate		Actual exchange rate
	2025 $m	2024 $m	Change	2024 $m	Change	2023 $m
APE sales	2,221	2,063	8%	2,065	8%	1,966
Profit before shareholder tax	1,414	949	49%	949	49%	1,047
Profit after tax	1,333	851	57%	851	57%	976
Adjusted operating profit	1,219	1,069	14%	1,070	14%	1,013
In Hong Kong, Prudential is supported by a strong brand, a well‑established agency force and a product suite designed to meet customers’ evolving health, protection and long‑term financial needs across life stages. Hong Kong is a high-income market and exhibits sustained demand for comprehensive solutions spanning medical protection, wealth accumulation, retirement and legacy planning.
Our multi-channel distribution model is anchored by a high‑performing agency force and a longstanding bancassurance partnership with Standard Chartered Bank, complemented by a selective presence in the broker channel. This positions us well to capture growth across the domestic and Mainland China visitor segments, including an expanding local customer base driven by net migration of skilled professionals. We remain focused on high‑quality, capital‑efficient new business, underpinned by disciplined sales practices and an emphasis on health and protection‑led propositions.
Hong Kong plays a pivotal role in serving Mainland China visitors seeking currency and asset diversification, professional financial advice and access to high‑quality healthcare and complex protection products. Demand for Hong Kong‑based long‑term savings and protection solutions remains resilient. Supported by our presence across all cities in the Greater Bay Area, including Macau, we are well placed to serve customers across one of the region’s most significant economic hubs.
We continued to innovate during 2025, with several market‑first solutions. Key launches included Entrust, a pioneering trust-like multi-currency savings proposition, and Encash, a first-in-market whole-life hospital cash and long-term savings solution. We also launched Prime Vantage Prestige Protector, a tailored protection solution for high‑net‑worth customers, strengthening our presence in a strategically important segment.
Our commitment to building an inclusive, high-performance culture was validated through Prudential Hong Kong being recognised as one of the ‘Best Companies to Work for in Asia’ for the fourth consecutive year.
Financial performance
Hong Kong delivered another year of strong and broad‑based growth in 2025, supported by 8 per cent growth in APE sales.
The agency channel's quality recruitment of new agents helped lift average monthly active agents by 12 per cent. We also saw growth in the productivity of MDRT-qualified agents, underscoring the strength and quality of our agency force.
The bancassurance channel delivered a strong performance supported by record sales through Standard Chartered Bank (SCB)
underscoring the strength of our long‑standing partnerships.
Prudential is a market leader in health and protection. Our innovative health solutions launched in 2024 and 2025 fuelled a 44 per cent increase in health APE sales, demonstrating our strong capability to meet rising customer demand for comprehensive protection and wellness offerings.
The profit after tax for our Hong Kong business was $1,333 million, up 57 per cent compared with 2024 on both the AER and CER basis.
In Hong Kong, adjusted operating profit was $1,219 million, up 14 per cent on an AER and CER basis, as we continued to benefit from the ongoing growth in new business. This growth, together with favourable economics, led to a higher release from the CSM compared with
2024. The net investment result, a large component of which is net investment earnings on shareholder assets, was marginally lower, reflecting (as was the case at half year) significant remittances to the centre from strong levels of local capital surplus.
Profit before shareholder tax increased by $465 million on an AER and CER basis. As well as the double-digit growth in adjusted operating profit described above, Hong Kong benefitted from bond gains on shareholder assets exceeding long-term expectations as interest rates fell. This compared with interest rises in 2024 that led to asset returns being below long-term expectations.
The effective shareholder tax rate on profit before tax was 6 per cent in 2025 compared with 10 per cent in 2024. In Hong Kong taxable profit is computed as 5 per cent of net insurance premiums. The lower effective tax rate in 2025 is primarily due to withholding tax refunds on US investments.

Indonesia

		Actual exchange rate		Constant exchange rate		Actual exchange rate
	2025 $m	2024 $m	Change	2024 $m	Change	2023 $m
APE sales	258	262	(2)%	252	2%	277
Profit before shareholder tax	271	221	23%	213	27%	199
Profit after tax	224	181	24%	174	29%	156
Adjusted operating profit	250	268	(7)%	258	(3)%	221
In Indonesia, we are among the top three life insurers1 across the combined conventional and Syariah markets.
2025 saw a challenging period for the Indonesian life insurance industry, including civil unrest in the third quarter. Despite these headwinds, Prudential recorded 2 per cent growth in APE sales, demonstrating our strong operational resilience and ability to successfully navigate a challenging environment.
We continue to diversify our distribution, with our agency channel maintaining its market-leading position, and our bancassurance channel achieving record APE sales.
We remain proactive in managing the significant challenges in the health market due to rising medical inflation. We continue to strengthen the resilience of our health portfolio through disciplined repricing and through the expansion of our Priority Hospital
Network to improve cost efficiency and elevate care standards. We are also improving our agency capability to deliver higher‑quality health solutions.
The focus on customers alongside enhanced purchasing and service experiences, including new digital servicing features, helped improve customer satisfaction in the year with an improved rNPS.
Our dedicated Syariah entity, Prudential Syariah Indonesia, delivered a strong performance in 2025 and is now the number one
Syariah life insurer in Indonesia by volume of APE sales. Our partnership with BSI, the largest Syariah bank in the country with 20 million customers, delivered a strong performance in its first year of operations. We continue to successfully develop the BSI partnership, with activation of the in-branch referral model across all of BSI’s priority branches and top-tier retail branches. We anticipate that our partnership with BSI will be a meaningful driver of future growth, with sales activity expected to build progressively through 2026.
Financial performance
Indonesia's growth in new business profitability in 2025 was driven by management actions including prudent medical repricing and a shift towards higher margin traditional products, as we continue to diversify our product mix.
Our agency business successfully navigated the challenging environment in the third quarter and ended the year on a positive note. There has been continued focus on optimising the number of active agents and enhancing recruitment quality.
Strong sales via the bancassurance channel were driven by strong momentum in investment-linked products through both SCB and UOB, as well as a promising contribution from our new partnership with BSI.
The adjusted operating profit for Indonesia for 2025 was $250 million (2024: $258 million on a constant exchange rate basis).
This was marginally lower than the prior year, reflecting the investment in capabilities within our Syariah business, as we operationalise our new bancassurance partnership with BSI and the shift in product mix towards longer-duration products. The profit from these products is higher overall but spread over a longer period, dampening the release from the IFRS CSM in the short term.
The profit after tax in 2025 was up 24 per cent (on an actual exchange rate basis) to $224 million, with the small decline in adjusted operating profit more than offset by the benefit of falling interest rates on shareholder assets increasing net investment return in the year. This is compared to a loss in the prior year when interest rates rose.
The effective shareholder tax rate on profit before tax was 17 per cent in 2025, similar to the effective tax rate of 18 per cent in
2024.

Mainland China – CITIC Prudential Life (CPL)

		Actual exchange rate		Constant exchange rate		Actual exchange rate
	2025 $m	2024 $m	Change	2024 $m	Change	2023 $m
APE sales	621	464	34%	464	34%	534
(Loss) profit	(24)	159	n/a	159	n/a	(577)
Adjusted operating profit	411	363	13%	363	13%	368
Amounts included in the table above represent the Group's 50 per cent share.
As described below, the tax related to life joint ventures and associate including that of CPL is allocated to the 'Growth markets and other' segment
Prudential’s life business in Mainland China, CITIC Prudential Life (CPL), is a 50/50 joint venture with CITIC, a leading Chinese state-owned conglomerate. CPL operates with an extensive footprint across 23 branches, covering 102 cities in Mainland China. In
2025, CPL celebrated its 25th year of operation.
CPL benefits from the strong brands of both shareholders with a multi-distribution platform that offers a diverse set of products to meet customers' needs. The business focuses on the affluent segments of the market where individuals typically have more resilient personal income levels, and are still significantly underpenetrated.
CPL has a high-quality agency force as well as an extensive network of 59 bancassurance partners with 850 active physical bank branches across Mainland China. The broad reach of CPL's banking partners and the strong capabilities of CPL's agency business in the affluent segments enable CPL to access customer groups with high potential to generate sustainable, high-quality new business growth. CPL continued to prioritise quality agent recruitment and deepen penetration within its bank partners’ customer bases.
We expect this growth to be driven primarily by health and protection, long-term policyholder participating savings products and pensions. The business remains focused on delivering sustainable, high‑quality growth, supported by disciplined risk management in a prolonged low interest rate environment in Mainland China.
In 2025, our business in Mainland China has continued to evolve in response to supportive regulatory developments and interest rate volatility. CPL maintained its disciplined focus on delivering high-quality new business as we actively rebalance our product mix from non-participating to participating solutions. At the end of 2025, CPL’s local comprehensive solvency ratio stood at 209 per cent, well in excess of regulatory requirements. In January 2026 CPL issued RMB5 billion of perpetual debt.
Exposure arising from the Group’s net investment position is actively managed, including the use of derivative instruments to reduce sensitivity to further downward movements in interest rates. With initiatives underway to enhance the quality and resilience of the franchise, the Group is well positioned to capture opportunities from the supportive demographics with rising wealth and an ageing population expected to increase demand for savings and protection over time.
Financial performance
APE sales grew by 34 per cent, with very strong momentum in the second half and including sales to around 87,000 new-to-
Prudential customers. We saw an increasing proportion of participating business in our sales mix.
CPL's agency channel delivered a reduction in new business for 2025 overall. However, CPL continued its transformation journey with quality recruitment and development generating momentum in the second half of 2025. CPL continues to develop its high-
quality agency force, with a 14 per cent increase in new agency recruits and a 7 per cent increase in the number of active agents compared with the prior year.
In the bancassurance channel, an increase in new business profit was supported by a strong focus on productivity. Our partnership with CITIC Bank continued to strengthen, and we accelerated sales momentum by focusing on their top 50 outlets, driving stronger execution and productivity. Our deeper collaboration with the private banking segments of our bank partners supported greater engagement with high-net-worth customers and we achieved a 7 per cent increase in active branches. Overall, all our top ten partners delivered double to triple-digit APE sales growth in the period.
The loss for the year for CPL was $(24) million compared with a gain of $159 million in 2024 on an AER and CER basis. The adjusted operating profit before tax for CPL was $411 million, 13 per cent higher than the prior year on an AER and CER basis. Our focus on quality new business helped reduce the level of losses on contracts that IFRS defines as onerous as compared with 2024.
Higher asset levels as the business grew helped increase net investment returns, albeit this was partially offset by actions to derisk the investment portfolio. A higher adjusted operating profit was more than offset by an increase in losses arising from short-term market movements. While interest rates marginally increased in 2025, the small benefit arising from a higher discount rate was more than offset by the impact on the discount rate of credit spreads narrowing. After allowing for these market-related losses, CPL generated a small IFRS loss for the year of $(24) million. This amount is recorded before any related tax, which under the Group’s segment definition is recorded under the ‘Growth markets and other’ segment.

Malaysia

		Actual exchange rate		Constant exchange rate		Actual exchange rate
	2025 $m	2024 $m	Change	2024 $m	Change	2023 $m
APE sales	436	406	7%	434	–%	384
Profit before shareholder tax	416	380	9%	405	3%	320
Profit after tax	325	296	10%	316	3%	257
Adjusted operating profit	410	338	21%	361	14%	305
Prudential is a leading life insurer in the Malaysia conventional market and the largest Takaful operator1, making Prudential the largest life insurance provider in the country1. It has built its success on a multi-channel distribution platform.
Our bancassurance business maintained its number one position in the market with a 21 per cent share. Meanwhile, our agency business demonstrated strong growth in recruits and active agents in the latter part of the year, with the number of agents qualifying for MDRT status increasing by 7 per cent from the prior year.
Recognising society’s evolving needs, we introduced innovative legacy planning and investment products in 2025, which have experienced rapid growth and adoption within our target customer segment.
The health insurance market in Malaysia continues to experience persistent increases in medical inflation, driven by rising treatment costs and higher rates of hospital admission. Against this backdrop, we have taken a leading role in addressing these pressures to ensure the long‑term sustainability of our health portfolio. We continue to take action to ease the impact on customers by both operating a structured and consistently applied approach to repricing and tackling the underlying drivers of cost escalation. As part of these efforts, we have advanced our use of technology to strengthen claims management and operational effectiveness.
Our strategic focus on disciplined health management has also enabled us to respond quickly to the industry guidance issued by
Bank Negara Malaysia, which places caps on premium increases. The capabilities we have built—particularly in cost analytics, portfolio quality, and digital enablement—position us well to navigate these regulatory changes while preserving our competitiveness. This is reflected in the continued strengthening of our health margins, underpinned by an improving profile mix despite the challenging operating conditions.
As at 31 December 2025, Prudential owned 51 per cent of the ordinary shares of the holding company of PAMB (with 100 per cent share included in the operating statistics shown above consistent with the Group’s policy for subsidiaries) and a 49 per cent share in the Takaful joint venture. In January 2026 Prudential increased its holding in the shares of the holding company of PAMB to 70 per cent.
Financial performance
In 2025, in the agency channel, overall, there was a fall in volume due to lower number of active agents, especially in the first half of the year. Agency distribution faced material disruption throughout the first half of the year due to overall market sentiment arising from medical repricing. By adopting a rigorous, recurring repricing regime, we have been able to limit pricing increases.
Our agency channel rebounded strongly in the second half of 2025. The growth was driven by targeted product launches, strong recruitment growth and robust on-the-ground activation of agents. The business is positioned well to carry this strong momentum of increased recruitment, activation and growing MDRT qualification in 2026.
The good performance in the bancassurance channel was driven by effective collaboration with our bank partners including SCB
UOB and Bank Simpanan Nasional (BSN). The SCB partnership delivered record growth, driven by a successful revamp of our insurance specialist model to accelerate protection sales. The launch of two new innovative individual life plans, focused on legacy and savings, helped the UOB partnership record strong growth. BSN also delivered growth in new business profit for our Takaful joint venture, driven primarily by the sale of attractively priced life products.
The profit after tax for our business in Malaysia increased from $296 million to $325 million (on an actual exchange rate basis), driven by the increase in adjusted operating profit described below. Overall short-term market movements were a small positive, albeit smaller than the prior year.
The adjusted operating profit for our business in Malaysia increased by 14 per cent to $410 million (21 per cent on an AER basis), as the business grew and our actions to improve our claims management and operational effectiveness led to reduced operating variances.
The effective shareholder tax rate on profit before tax was 22 per cent in both 2025 and 2024.

Singapore

		Actual exchange rate		Constant exchange rate		Actual exchange rate
	2025 $m	2024 $m	Change	2024 $m	Change	2023 $m
APE sales	938	870	8%	890	5%	787
Profit before shareholder tax	1,137	659	73%	674	69%	607
Profit after tax	966	566	71%	579	67%	512
Adjusted operating profit	706	693	2%	709	–%	584
We remain among Singapore’s leading providers of health and protection, savings and investment‑linked solutions1. We have a top three market share and more than 90 years of local presence. Our business operates multi‑channel distribution across agency, financial advisers and bancassurance. Strategic partnerships with UOB and Standard Chartered Bank broaden our access to retail and commercial banking customers and high‑net‑worth individuals.
We continue to meet evolving customer needs across life stages: expanding comprehensive health and retirement offerings for affluent customers; maintaining a strong position in the integrated Shield market alongside partnerships with healthcare and technology providers; and enhancing investment‑linked propositions, including a greater choice of ESG‑themed funds for younger customers.
Our agency force retained its leading position in the market while Prudential Financial Adviser (PFA), established in 2023, grew its advisory force by over 18 per cent in 2025. PFA offers holistic wealth and general insurance alongside our core solutions.
Our Singapore business again earned external recognition, ranking No.1 Insurer in The Straits Times Singapore’s Best Customer
Service survey for the third consecutive year.
Financial performance
The second half of 2025 saw strong APE sales momentum, with APE sales up 19 per cent, reversing the 7 per cent reduction seen in the first half. Overall APE sales were up 5 per cent year-on-year as we continue to innovate to meet customer needs across channels. In particular, we expanded our wealth offerings in Singapore to cater for different needs. Our drive for innovation was demonstrated by the launch of a first-in-market index-linked whole life and endowment participating plan, which provides potential upside from index growth while safeguarding customers’ savings from market downturns. This sales mix shifted towards the savings and wealth segment.
The second half momentum was driven by agency, with APE sales growing 27 per cent compared with the same period in the prior year. Agency productivity, as measured by new business profit per active agent increased in the year, and average case sizes increased by 17 per cent. Within our agency business, we continue to grow and develop PFA in order to expand our wealth offerings. We are also continuing to build on our high-performing agency channel with a focus on driving active agent numbers and productivity. The strength of our advisors was demonstrated by the over 1,350 agents that qualified for MDRT status in the year.
Our bancassurance business experienced some volume challenges but positive product mix effects improved new business profitability. A multi-pay Indexed Universal Life Plan was launched, building on the success of the single-premium version introduced in 2024. This product continues our focus on serving the high-net-worth segment by helping clients accumulate and protect their wealth while creating a lasting legacy for future generations. We also embarked on a new strategic partnership with
CIMB bank in the fourth quarter to further expand our customer base.
Looking ahead, we remain very well positioned in Singapore with a market-leading, multi-channel franchise. We continue to lead the market in terms of health new business, and we now have a comprehensive range of products for the high-net-worth segment across our channels.
The profit after tax for our Singapore business was $966 million, 71 per cent higher than 2024 on an actual exchange rate basis.
Adjusted operating profit for our business in Singapore was broadly flat when compared to 2024. Increased operating earnings from growth in the underlying business was offset by headwinds from economic movements impacting the level of losses that IFRS defines as onerous.
Profit before shareholder tax increased by $478 million on an AER basis. As well as the benefit from a strengthening of the local currency compared to the US dollar, falling interest rates have led to gains on bonds backing shareholders’ equity and increases to the future profit expected from our health and protection contracts, which are classified as general measurement model contracts under IFRS. 2024 saw unfavourable short-term market movements following increases in interest rates.
The effective shareholder tax rate on profit before tax was 15 per cent in 2025, similar to the effective tax rate of 14 per cent in
2024.

Growth markets and other

		Actual exchange rate		Constant exchange rate		Actual exchange rate
	2025 $m	2024 $m	Change	2024 $m	Change	2023 $m
APE sales	2,187	2,137	2%	2,184	—%	1,928
Profit before shareholder tax	640	655	(2)%	660	(3)%	875
Profit after tax	535	503	6%	504	6%	775
Adjusted operating profit	614	688	(11)%	689	(11)%	746
Our growth markets and other segment incorporates our life businesses in Taiwan, a number of markets in the ASEAN region:
Thailand, Vietnam, the Philippines, Cambodia, Laos and Myanmar, as well as those in India and Africa.
The profit after tax (and the adjusted operating profit measure) for the 'Growth markets and other' segment includes the tax charge on the profits/losses for the three life joint ventures and associates in Mainland China, India and Malaysia (Takaful business), respectively. The level of tax charge from joint ventures and associates included in adjusted operating profit is $(9)
million higher than that incurred in 2024.
The adjusted operating profit for the segment was $614 million compared with $689 million in 2024 on a constant exchange rate basis. While we saw growth in many of our markets this was offset by a decline in adjusted operating profit in Vietnam. In addition we incurred start-up costs in our new India health entity and saw reduced interest income being earned by the insurance holding companies in this segment.
Overall short-term market movements generated a small benefit in 2025, as compared with a small negative in 2024, and after allowing for this total profit after tax increased 6 per cent on an actual exchange rate basis to $535 million.
A detailed discussion of new business performance by key businesses is presented below.
Africa
Prudential Africa operates in 5 key markets with access to a population of around 400 million. We exited the businesses in
Cameroon, Cote d'Ivoire and Togo during the year. APE sales for the 5 remaining markets grew by 24 per cent in 2025, with all five of our markets growing as did both our agency and bancassurance channels. Our agency business saw an increase in both monthly average active agents and in agents qualifying for MDRT status. Our bancassurance channel benefits from over 25 bank partnerships with access to over 950 branches. The franchise ranks in the top 5 in 3 of its markets with number-one rankings in
Uganda and Zambia. Nigeria and Kenya, though we are currently not in the top 5, offer tremendous growth opportunities. Strong growth in agency in both of these markets and operationalisation of the SCB distribution deal in Kenya in 2025, position these markets well for future growth. In addition we successfully completed the integration of the Zenith life business in Nigeria.
India
ICICI Prudential Life, in which we maintain a 22 per cent shareholding, remains one of India’s leading private-sector life insurers, with a top 5 position amongst private life insurers. It is listed on both the National Stock Exchange and the Bombay Stock
Exchange and as at 31 December 2025 had a market capitalisation of $10.5 billion. Its broad and well‑established distribution capabilities provide access to a wide customer base across key segments, supporting the business’s long‑term growth trajectory.
APE sales in India declined (2) per cent for the full year, following strong growth in 2024. The year ended well with year-on-year
APE sales growth in the last quarter of 2025, including strong growth of protection products. The increase in protection sales, particularly in the retail channel, combined with other beneficial product mix effects, helped margins improve compared to the prior year. The bancassurance channel grew in the period, reflecting an increase in both the number of partners and productivity.
The Philippines
Our business in the Philippines continues to lead the industry by market share. Challenges in recruitment and activation of new and mid-tier agents led to a lower number of overall active agents in 2025. As a consequence, APE sales were lower than the prior year.
We have seen positive traction with product offerings for affluent customers with new product launches proving popular with customers in this segment and the agents who serve them. Favourable product mix effects supported margins and agent productivity. We continue our efforts to focus on quality agency recruitment and developing our existing agency force and saw an increase in the number of our agents qualifying for MDRT status.
Taiwan
Taiwan is an attractive insurance market, supported by high GDP growth and a population of circa 23 million. Prudential grew APE sales by 5 per cent in the year, building on the strong prior‑year performance and helping us to retain our position as the number one foreign insurer in the market.
Our participating savings product suite remains a core competitive advantage in meeting customers’ long‑term savings needs. We continue to build on our record of product innovation by tailoring our participating product to the savings and protection needs of different customer segments and distribution partners. In 2025 we introduced a new medical solution that combines health and mortality protection.
Our multi‑channel strategy remains central to our distribution strength. Both the bancassurance and brokerage channels delivered
APE sales growth during the year. We successfully onboarded new partners and deepened collaboration with existing partners through customised campaigns and targeted offerings. This was supported by the awarding of a twAAA rating in the year by
Taiwan Ratings.
Thailand
In Thailand, we continue to focus on our bancassurance channel, complemented by other distribution channels including digital, agency, direct marketing and brokerage. Overall APE sales increased by 9 per cent. During 2025 we introduced several new products including a market-leading whole-of-life participating product that supports high-net-worth and affluent clients with their wealth succession and wealth transfer goals. The increase in APE sales, together with positive channel mix effects, led to increased new business profit in the period.

Our bancassurance channel grew APE sales compared with the prior year, and we retained our top three position1 in bancassurance sales in the market. We responded to lower interest rates by increasing our focus on participating and health and protection products, as part of a strategic initiative to broaden our customer propositions and protect the portfolio from interest rate risks.
Vietnam
APE sales in Vietnam materially declined in 2025, in both the agency and bancassurance channels. The local industry continues to face disruption, including recent and ongoing regulatory change. In our agency business, we have acted early to ensure compliance with regulatory changes ahead of the deadline, and we continue to invest in our agency force to support our long-term quality growth ambitions. In the bancassurance channel, we continue to work closely with our partners to drive quality sales, rather than market share. For example, through our partnership with Vietnam International Bank, we have implemented key initiatives that not only align with, but in some areas go beyond, the requirements of Vietnam’s new insurance law.
We believe that the market will regain growth momentum as customer confidence is restored. We continue to believe that, in the medium and longer term, there is significant opportunity to meet the structural demand for savings and protection solutions due to the low market penetration rate and a significant protection gap.
Eastspring

		Actual exchange rate		Constant exchange rate		Average exchange rate
	2025	2024	Change	2024	Change	2023
Total funds under management ($bn)	277.7	258.0	8%	266.4	4%	237.1
Fee margin based on operating income (bps)	30	30	–bps	30	–bps	31
Cost/income ratio (%)	52	52	–ppts	52	–ppts	53
Profit before shareholder tax ($m)	1,889	293	545%	290	551%	280
Profit after tax ($m)	1,633	264	519%	260	528%	254
Profit after tax excluding corporate transactions ($m)	305	275	11%	272	12%	(26)
Adjusted operating profit ($m)	329	304	8%	301	9%	280
Eastspring is the Group's asset management business. It is well positioned with one of the widest footprints in Asia through our operations in 10 key markets, of which we have top 10 positions in six. With around 400 investment professionals, Eastspring provides tailored advice and bespoke solutions to its client base which comprises third-party clients, both retail and institutional accounts, and the Group's insurance entities.
Eastspring currently manages and advises on funds of $277.7 billion (referred to as funds under management or FUM), including
$174.5 billion of funds on behalf of Prudential plc. Adjusted operating profit before tax grew by 9 per cent, while our cost/income ratio stayed flat against prior year. Total net inflows (including money market funds) were $16.0 billion (2024: $12.8 billion).
Strengthening our momentum
2025 was characterized by continued volatility in global markets and equity markets were generally higher at the end of the year than at the beginning. During a period which saw global trade tariff policy changes, persistent inflation and geopolitical tensions,
Eastspring proactively advised its clients, increased engagement, and guided investors through fast‑moving market and policy shifts.
The ability to navigate uncertainty is underpinned by deep investment expertise, synergies with Prudential Life companies, and continued investment in capabilities. Together, these strengths enable us to deliver excellence for clients across market cycles.
Investments: At year end, 74 per cent of FUM outperformed their benchmark over one year (31 December 2024: 60 per cent) and
65 per cent of FUM outperformed their benchmark over three years (31 December 2024: 61 per cent). While performance in the first half was marginally impacted by market reactions to ‘Liberation Day’, our disciplined risk management and agility in capturing positive market momentum have positioned us ahead of benchmarks across key strategies:
–Fixed Income strategies continue to outperform, supported by an enhanced focus on risk management and portfolio construction. This consistency underscores our ability to navigate volatility while delivering value for clients.
–Equities delivered solid performance. In recent years, we have broadened our Asian strategies to include Value, Growth, Income and Quant approaches. This diversification helps reduce cyclical volatility in performance.
–Multi-asset strategies continue to make gains. We’ve developed diversified income-focused solutions that offer clients a balanced approach to investment markets. We have also enhanced risk mitigation overlays to guard against sudden market downturns and focused on strengthening governance and performance oversight frameworks.
Our expertise was further recognised with 54 industry accolades during the year, including Best Asia Pacific (ex-Japan) Local
Currency Fixed Income Manager at the Citywire Asia Asset Management Awards 2025, and Best Fund Provider for Asia Pacific
Equity at the Asian Private Banker Asset Management Awards.
Distribution: A cornerstone of maintaining long-term relationships with our clients is understanding clearly what they value from an institutional investment firm and investment advisor. This includes co-creating solutions and specialist products that meet their specific needs and taking into account market conditions. In 2025, this led to us revising our suite of high conviction strategies.
We also made significant progress in expanding our book of clients across both institutional and retail sectors:
–Institutional: Demand from global institutions continued to grow in 2025, particularly for our Japan and Global Emerging Market
(GEM) strategies. We also achieved a significant milestone in Singapore with our selection for the MAS’ Equity Market
Development Programme (EQDP) mandate.
–Retail: We deepened partnerships with leading regional and local banks across Singapore, Indonesia, Thailand, and Taiwan, broadening access to our investment capabilities.

Complementing these efforts, our 2025 flagship ‘Think Asia. Think Active.’ campaign further elevated Eastspring’s visibility and positioned us strongly as the partner of choice for active investing in Asia.
Joint ventures: As at 31 December 2025, Eastspring FUM includes $43.9 billion from our remaining 35 per cent share in IPAMC and $13.8 billion from our 49 per cent share in funds managed by CITIC–Prudential Fund Management Company Limited (CPFMC)
in China.
In China, CPFMC’s fixed income and active equity strategies outperformed, with the CITIC Prudential Wenyue Bond fund ranking in the top 1 per cent of the industry and the CITIC Prudential Xinxuan fund ranking in the top 4 per cent of the industry. Distribution momentum continued, generating over $1.2 billion in flows during the year.
Focused execution
In 2025, we focused on three strategic priorities:
–Scaling third-party business to serve a broader base of institutional and retail clients;
–Strengthening the partnership with Prudential Life companies to serve evolving insurance needs underpinned by competitive and consistent investment performance; and
–Transforming our operating model to develop an efficient and integrated enterprise model that increases operating leverage and supports the long-term growth of the company.
As part of our focus on markets where we can deliver the greatest value, we completed the sale of Eastspring Investments Korea in the first half of 2025. This allows us to concentrate on the 10 markets where our pan-Asian investment capabilities and distribution network are strongest.
In December 2025 we also completed the IPO of IPAMC, crystallising value for the Group's shareholders, and reduced our stake from 49 per cent to 35 per cent, which will be reflected in a reduced share of profits from 2026.
Investing in capabilities
Asia remains one of the most compelling long-term opportunities globally, supported by a large, growing and increasingly affluent population. Investors are rotating capital to Asia, seeking diversification amid macroeconomic divergence and policy uncertainty in other parts of the world. Asia-Pacific (APAC) alone is expected to drive up to 38 per cent of global net new flows by 20272, underscoring the scale of the opportunity ahead.
Eastspring is well positioned to capture this opportunity. With a wide Asian footprint, deep local insights, and one of the largest
Asia-based investment teams, we combine scale with expertise.
As we step into 2026, Eastspring is focused on areas where we have proven strengths and growth opportunities. We are enhancing our investment capabilities and innovating solutions to meet evolving client needs. By investing in our people and expertise, expanding client access, and strengthening our operating platform, we will create long-term value for clients and stakeholders.
Financial performance

	Actual exchange rate			Constant exchange rate		Actual exchange rate
	2025	2024	Change	2024	Change	2023
	$m*	$m*	%	$m*	%	$m*
External funds under management ($bn)	103.2	109.4	(6)	109.4	(6)	96.1

Internal funds under management ($bn)	127.5	115.4	10	123.8	3	110.0
Internal funds under advice ($bn)	47.0	33.2	42	33.2	42	31.0
Total internal funds under management or advice ($bn)	174.5	148.6	17	157.0	11	141.0

Total funds under management or advice ($bn)	277.7	258.0	8	266.4	4	237.1

Total external net flows	5,573	5,824	(4)	5,637	(1)	4,054

Analysis of adjusted operating profit
Retail operating income	470	414	14	412	14	353
Institutional operating income	339	333	2	335	1	347
Operating income before performance-related fees	809	747	8	747	8	700
Performance-related fees	5	–	n/a	–	n/a	(2)
Operating income (net of commission)	814	747	9	747	9	698
Operating expense	(418)	(385)	(9)	(390)	(7)	(372)
Group's share of tax on joint ventures' adjusted operating profit	(67)	(58)	(16)	(56)	(20)	(46)
Adjusted operating profit	329	304	8	301	9	280
Adjusted operating profit after tax	305	275	11	272	12	254

Average funds managed by Eastspring ($bn)	271.7	249.3	9	251.6	8	225.9
Fee margin based on operating income	30bps	30bps	–bps	30bps	–bps	31bps
Cost/income ratio	52%	52%	–ppts	52%	–ppts	53%
*Unless otherwise stated.

Eastspring's total FUM grew to $277.7 billion at 31 December 2025 (31 December 2024: $258.0 billion on an actual exchange rate basis), with average FUM across the year increasing 8 per cent compared with the prior year. This largely reflected net inflows from third parties and the Group's life business and positive market movements (including foreign exchange), partly offset by Eastspring
FUM reductions from the listing of IPAMC’s equity shares and the sale of Eastspring Investments Korea. Overall, managed assets remain well diversified across both clients and asset classes, with asset mix shifting marginally during 2025 from equity and fixed income to multi-asset.
Eastspring’s adjusted operating profit grew 9 per cent in the year to $329 million, which includes a $27 million (2024: $22 million)
net investment gain, reported within operating income before performance-related fees, on shareholders’ investments including seed capital. Excluding the gains on shareholders’ investments from both periods, adjusted operating profit was 8 per cent higher, in line with average FUM growth. Both cost/income ratio and fee margin stayed broadly constant with those recorded in 2024.
The effective shareholder tax rate on profits was 14 per cent in 2025, compared with 10 per cent in 2024. The higher rate in 2025 is primarily due to capital gains tax on the partial disposal of our investment in IPAMC.
Notes
(1)As reported at full year 2025 unless otherwise specified. Sources include formal (eg competitors' results releases, local regulators and insurance association)
and informal (industry exchange) market share. Ranking based on new business (APE sales, weighted new business premium, retailed weighted received premium, full year premium or weighted first year premium) or gross written premium depending on availability of data. Hong Kong ranking based on APE sales. Rankings in the case of Mainland China, Taiwan and Myanmar are among foreign insurers, while for India they are among private companies. Markets based on nine months ended September 2025: Mainland China, Hong Kong, three months ended March 2025: PPMZ (Africa), full year 2024: Laos, Nigeria (Africa),
Uganda (Africa), Zambia (Africa) and full year 2023: Ghana (Africa) and Kenya (Africa).
(2)Source: Broadridge APAC Quarterly Trends Report Q2 2025.

Definitions of performance metrics
Adjusted operating profit
Adjusted IFRS operating profit based on longer-term investment returns.
This alternative performance measure is reconciled to IFRS profit for the year in note B1.1 of the IFRS financial results and a fuller definition given in note B1.2.
Annual premium equivalent (APE) sales
A measure of new business activity that comprises the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the year for all insurance products.
See note II(v) of the Additional unaudited financial information for further explanation.
Average monthly active agents
An active agent is defined as an agent who sells at least one case with a Prudential life insurance entity in the month. Average monthly active agents is expressed for each reporting period as the sum of active agents in each month divided by the number of months in the period.
Basic earnings per share (EPS) based on adjusted operating profit
Calculated as adjusted operating profit after tax, less non-controlling interests, divided by the weighted average number of ordinary shares outstanding during the year, excluding those held in employee share trusts, which are treated as cancelled.
See note B4 to the consolidated financial statements for more detail and calculation, including the diluted version of this metric and reconciliation to basic earnings per share based on profit after tax.
Customer numbers
A customer is defined as a unique individual or entity who holds one or more policies, that has had premiums paid, with a
Prudential life insurance entity, including 100 per cent of customers of the Group's joint ventures and associates. Group business is a single customer for the purpose of this definition.
Customer relationship net promoter score (rNPS)
Net promoter score on overall strength of customer relationship, based on customers’ survey responses to how likely they would be to recommend Prudential. It measures the response on a scale of 0–10 where 9 or 10 are Promoters, 7 or 8 are Passives and
0–6 are Detractors. The score equates to the percentage of promoters less the percentage of detractors. Our customer rNPS target relates to each market’s NPS performance versus their respective peers.
Customer retention rate
Calculated as the number of customers at the beginning of the period minus exits during the year (net of reinstatement) over the number of customers at the beginning of the period.
Eastspring cost/income ratio
The cost/income ratio is calculated as operating expenses, adjusted for commissions and share of contribution from joint ventures and associates, divided by operating income, adjusted for commission, share of contribution from joint ventures and associates and performance-related fees.
See note II(iv) of the Additional unaudited financial information for calculation.
Eastspring investment performance – percentage of funds under management outperforming benchmarks
This measure represents the percentage of active funds under management at the balance sheet date that outperformed their performance benchmark over the time period stated (one or three years). Funds with no performance objective, which includes passive funds and non-discretionary portfolio, are excluded from this measure.
Eastspring total funds under management or advice
Total funds under management or advice including external funds under management, money market funds, funds managed on behalf of M&G plc and internal funds under management or advice.
Group funds under management
Represents all assets managed or administered by or on behalf of the Group, including those assets managed by third parties.
Assets under management include managed assets that are included within the Group’s statement of financial position and those assets belonging to external clients outside the Prudential Group, which are therefore not included in the Group’s statement of financial position. A reconciliation to this measure from investments shown in the Group balance sheet is given in note I(iii) of the
Additional unaudited financial information.
Group leverage ratio (Moody's basis)
Leverage measure calculated as the Group gross debt, including commercial paper, as a proportion of the sum of IFRS shareholders’ equity, 50 per cent of the surplus in the Group’s with-profit funds, 50 per cent of the CSM and the Group's gross debt including commercial paper.
GWS capital surplus over GPCR
Estimated GWS capital resources in excess of the GPCR before allowing for the 2025 second interim dividend. GWS capital surplus is determined on a shareholder basis and a total Group basis as described in note I(i) of the additional information.
Health products
Health products comprise health and personal accident insurance products, which provide morbidity or sickness benefits and include health, disability, critical illness and accident coverage. These typically are annually renewable and would involve diagnosis and treatment from licensed physicians/medical facilities. Critical illness products paying lump sum benefits are not in scope.

IFRS shareholders' equity per share
IFRS shareholders’ equity per share is calculated as closing IFRS shareholders’ equity divided by the number of issued shares at the end of the period.
See note II(iii) of the Additional unaudited financial information for calculation.
Net cash remitted by business units
Net cash amounts remitted by businesses are included in the holding company cash flow. This comprises dividends and other transfers from businesses, net of capital injections, that are reflective of earnings and capital generation.
Net zero
A state in which greenhouse gas emissions from activities in the value chain of an organisation are reduced as close to zero as possible, with any residual emissions balanced by removals from the atmosphere, in a time frame consistent with the Paris
Agreement. Our ambition is that the assets we hold on behalf of our insurance companies will be net zero by 2050.
New to bancassurance customers from strategic partners
The number of customers who hold at least one insurance policy of any type (including either Individual or Group policies as Life
Assured) sold by our strategic bank partners (excluding partners of joint ventures and associates and our strategic partner in
Cambodia and Laos) at the end of the measurement period, but do not hold any insurance policies sold by our relevant strategic bank partners at the beginning of the measurement period. The measurement period is the current period of the report.
Operating return on IFRS shareholders’ equity
Calculated as adjusted operating profit, net of tax and non-controlling interests, divided by the average IFRS shareholders’ equity.
See note II(ii) of the Additional unaudited financial information for the calculation.
Proportion of new business-processing through auto-underwriting
The number of new business application submissions subject to automatic and real-time assessment of underwriting decisions based upon set rules, providing policy underwriting decision without manual intervention, divided by the total number of new business application submissions for the reporting period.
Shareholder GWS coverage ratio over GPCR (%)
Estimated ratio of capital resources (as measured under the GWS framework) over GPCR attributable to the shareholder business, before allowing for the 2025 second interim dividend.
Tier 1 capital resources
Tier 1 capital in accordance with the classification of tiering capital under the GWS Framework, which reflects the different local regulatory regimes along with guidance issued by the Hong Kong IA. This is considered to be the highest quality capital.
Tier 2 Capital resources
Tier 2 capital in accordance with the classification of tiering capital under the GWS Framework, which reflects the different local regulatory regimes along with guidance issued by the Hong Kong IA. This tends to be additional capital, such as subordinated debt, that can absorb losses but is less secure than Tier 1.
Total GWS coverage ratio over GPCR (%)
Estimated ratio of capital resources (as measured under the GWS framework) over GPCR attributable to both the shareholder and policyholder business, before allowing for the 2024 second interim dividend.
Weighted average carbon intensity (WACI)
Reflects a portfolio’s exposure to carbon-intensive companies, expressed in tCO2e/$m revenue. The WACI is currently the market standard for measuring the carbon footprint of an investment portfolio, as described by global disclosure frameworks.

Risk review
1Introduction
Prudential’s Group Risk Framework, risk appetite and robust governance have enabled the business to manage and control its risk exposure throughout market volatility and uncertainty in 2025 to support the Group’s strategy of delivering sustainable value for all our stakeholders. As Prudential focuses on executing its strategy across Asia and Africa, the Group-wide Risk and Compliance function has continued to provide advice, recommendations and assurance on risk and compliance matters. It also engages with
Prudential’s Group-wide supervisor, the Hong Kong Insurance Authority (Hong Kong IA), on critical activities, while overseeing the risks and implications to the ongoing business with the goal of ensuring that the Group remains within its approved risk appetite.
Our risk strategy outlines four essential strategic pillars covering stewardship, agile and robust risk management, effective systems of governance and compliance, and a value-add mindset. This is also supported by three enablers, including standardisation and simplification of controls and processes, timely access to data and increased use of technology and analytics, and building capabilities at scale. The Group effectively leverages its risk management and compliance experience in more mature markets, applying it appropriately to its growth markets. The manner and extent of their application in specific businesses takes into account the specific risks and the extent of challenges under complex operating environments, and is reflective of opportunities, customer issues and needs, and local customs. Prudential will continue to take a holistic, coordinated and disciplined approach in managing the increasingly dynamic, multifaceted and often interconnected risks facing its businesses.
Below we explain how we manage risk, including through our risk governance framework and processes. We then describe the principal risks the Group faces, including how each principal risk is managed, followed by a detailed description of the specific risk factors that may affect our business, the Group and our stakeholders.
2 Risk governance
aSystem of governance
Prudential has in place a system of governance that seeks to embed clear ownership of risk, together with risk policies and standards to enable risks to be identified, measured and assessed, managed and controlled, and monitored and reported. The
Group Risk Framework, owned by the Board, details Prudential’s risk governance, risk management processes and risk appetite.
The Group’s risk governance arrangements are based on the ‘three lines’ model. The ‘first line’ is responsible for taking and managing risk within the risk appetite, while the ‘second line’ provides additional challenge, expertise and oversight to support risk and compliance management, and the ‘third line’ provides independent assurance on the design, effectiveness and implementation of the overall system of internal control. The Risk and Compliance function reviews, assesses, oversees and reports on the Group’s aggregate risk exposure and solvency position from an economic, regulatory compliance and credit ratings perspective.
The Group Governance Framework is reviewed regularly with the goal of ensuring that the framework remains fit for purpose and continues to support sound and prudent management and oversight of the Group’s business. The Group also regularly reviews the
Group Risk Framework and supporting policies, including sustainability policies, to ensure that sustainability considerations, which are integral to the wider Group governance, are appropriately reflected in processes and embedded within all business functions.
bGroup Risk Framework
The Group Risk Framework sets out the approach to managing risk within the Group and its subsidiaries and supports the implementation of the Group’s Risk Strategy.
i.Risk governance and culture
Prudential’s risk governance comprises the Board, organisational structures, reporting relationships, delegations of authority, roles and responsibilities, and risk and compliance policies that have been established to enable sound business decision-making in relation to control activities and risk-related matters. The Risk Committee leads the risk governance structure, supported by independent Non-executive Directors on the risk committees of the Group’s material subsidiaries. The Risk Committee is responsible for approving changes to the Group Risk Framework and the core risk and compliance policies that support it, and has direct lines of communication to, and reporting and oversight of, the risk committees of the Group’s material subsidiaries, as well as maintaining regular dialogue with the Chairs of major next‑tier operating subsidiary risk committees. The chief risk officers of the Group’s material subsidiaries and major next‑tier operating subsidiaries also attend the Risk Committee meetings on a rotational basis.
The Group Risk Framework and underlying policies support sound risk management practices by requiring a focus on customers, longer-term goals and sustainability, the avoidance of excessive risk taking, and highlighting and addressing acceptable and unacceptable behaviours. This is supported by the inclusion of risk and sustainability considerations in performance management and remuneration for key executives; the building of appropriate skills and capabilities in risk management; and ensuring that employees understand and care about their role in managing risks through open discussions, collaboration and engagement. The Risk Committee has a key role in providing advice to the Remuneration Committee on risk management considerations to be applied in respect of executive remuneration.
Fostering and overseeing the embedding of culture, including risk culture, is a responsibility of the Board, which recognises its importance in the way the Group conducts business. The Group has a set of fundamental values, referred to as ‘The PruWay’, that serve as the Group’s guiding principles to ethical and authentic conduct, and apply equally to all members of Prudential.
Prudential’s Code of Conduct and Group Governance Manual, supported by the Group’s risk-related policies, are reviewed regularly. The Code of Conduct lays down the principles and guidelines that outline the ethical standards and responsibilities of the organisation and our people. Supporting policies include those related to regulatory compliance, anti-money laundering, sanctions, anti-bribery and corruption, counter fraud, conduct, conflicts of interest, confidential and proprietary information and securities dealing. The Group’s Third-Party Supply and Outsourcing Policy requires that human rights and modern slavery considerations be taken into account for material supplier arrangements. Procedures to allow individuals to speak out safely and anonymously against unethical behaviours and conduct violations are also in place. These together with our values encourage a culture of risk vigilance.
Sustainability is integral to the Group’s risk culture. The Risk Committee supports the sustainability strategy by ensuring sustainability-related risks, including climate-related risks and opportunities, people, and culture are effectively managed.
ii.The risk management cycle
The Group's risk management cycle refers to the ongoing process of identifying, measuring and assessing, managing and controlling, monitoring and reporting the risks to which the business is exposed. It includes an assessment of capital adequacy to ensure that the Group’s solvency needs are met at all times, as well as stress and scenario testing that also includes climate scenario analysis.
Risk identification
The Group performs a robust assessment and analysis of principal and emerging risk themes through the risk identification process, the Group Own Risk and Solvency Assessment report, and the risk assessments undertaken as part of the business planning review, including how they are managed and mitigated, which in turn supports decision-making. Top-down and bottom-
up processes are in place to support Group-wide identification of principal risks. The Group’s principal risks, which are reported and managed by the Group with enhanced focus, are reviewed and updated on a regular basis.
An emerging risk identification framework also exists to support the Group’s preparations in managing financial and non-financial risks expected to materialise beyond the business-planning horizon. The Group’s emerging risk identification process recognises the dynamic materiality of emerging risk themes, whereby the topics and the associated risks that are important to the Group and its respective key stakeholders can change over time, often very quickly. This is often seen in connection with sustainability-related and technology-related risks, which can potentially impact the Group both financially and reputationally given evolving stakeholder expectations.
Risk measurement and assessment
All identified risks are assessed based on an appropriate methodology for that risk. Quantifiable risks which are material and mitigated by holding capital are modelled in the Group’s internal model, which is used to determine the Group Internal Economic
Capital Assessment (GIECA) with robust processes and controls on model changes. The GIECA model and results are subject to independent validation.
Risk management and control
The Group’s control procedures and systems focus on aligning the levels of risk taking with the Group’s strategy and can only provide reasonable, not absolute, assurance against material misstatement or loss. The Group’s risk policies define the Group’s appetite for material risks and set out the risk management and control requirements to limit exposure. These policies also set out the processes to enable the measurement and management of these risks in a consistent and coherent way, including the flows of management information required. Stress and scenario testing is also in place to assess the robustness of capital adequacy and liquidity, as well as to support recovery planning. This includes reverse stress testing, which requires the Group to ascertain the point of business model failure and is another tool that helps to identify the key risks and scenarios that may have a material impact on the Group. The methods and risk management tools employed to mitigate each of the Group’s principal risks are detailed in section 3 below.
Risk monitoring and reporting
The Group’s principal risks are highlighted in the management information received by the Risk Committee and the Board, which also includes key exposures against risk appetite and developments in the Group’s principal and emerging risks.
iii. Risk appetite, limits and triggers
The Group aims to balance the interests of the broad spectrum of its stakeholders (including customers, investors, employees, regulators, communities and key business partners) and understands that a well-managed acceptance of risk lies at the heart of its business. The Group generates stakeholder value by selectively taking exposure to risks, mitigated to the extent it is cost effective to do so, and where these are an outcome of its chosen business activities and strategy. Those risks for which the Group has no tolerance are actively avoided. The Group’s systems, procedures and controls are designed to manage risk appropriately, and its approach to resilience and recovery aims to maintain the Group’s ability and flexibility to respond in times of stress.
Qualitative and quantitative expressions of risk appetite are defined and operationalised through risk limits, triggers and indicators. The Risk and Compliance function reviews the appropriateness of these measures at least annually. The Board approves changes to the Group’s aggregate risk appetite and the Risk Committee has delegated authority to approve changes to the system of limits, triggers and indicators.
Group risk appetite is defined and monitored in aggregate by the setting of objectives for its capital requirements, liquidity and non-financial risk exposure, covering risks to stakeholders, including those from participating and third-party businesses:
1. Capital requirements: Limits on capital requirements aim to ensure that, in both business-as-usual and stressed conditions, the Group maintains adequate capital in excess of internal economic capital requirements and regulatory capital requirements, achieves its desired target credit rating to meet its business objectives, and avoids the need for supervisory intervention. The two measures in use at the Group level are the GWS and GIECA capital requirements.
2. Liquidity: The objective of the Group’s liquidity risk appetite is to help ensure that appropriate cash resources are available to meet financial obligations as they fall due in both business-as-usual and stressed scenarios. This is measured using a liquidity coverage ratio, which considers the sources of liquidity against liquidity requirements under stress scenarios.
3. Non-financial risks: The Non-Financial Risk Appetite Framework is in place to identify, measure and assess, manage and control, monitor and report effectively on material non-financial risks across the business. The non-financial risk appetite is framed around the perspectives of its varied stakeholders, accounts for current and expected changes in the external environment, and provides limit and trigger appetite thresholds for non-financial risk categories across the Group’s locations. The Group accepts a degree of non-financial risk exposure as an outcome of its chosen business activities and strategy, and aims to manage these risks effectively to maintain its operational resilience, and commitments to customers and all other stakeholders, and to avoid material adverse financial loss or impact to its reputation.
Group limits operate within these expressions of risk appetite to constrain material risks, while triggers and indicators provide additional defined points for escalation. The Risk Committee, supported by the Risk and Compliance function, is responsible for reviewing the risks inherent in the Group’s business plan and for providing the Board with a view on the risk/reward trade-offs and the resulting impact to the Group’s aggregated position relative to Group risk appetite and limits, including non-financial risk considerations.

    3 The Group’s principal risks
The delivery of the Group’s strategy in building long-term value for all our stakeholders inevitably requires the acceptance of certain risks. The materialisation of any of these risks within the Group or in its joint ventures, associates or key third-party partners may have a financial impact and may affect the performance of products or services or the fulfilment of commitments to customers and other stakeholders, or could otherwise have an adverse impact on Prudential’s brand and reputation.
This section provides a high-level overview of the principal risks faced by the Group, including the key tools used to manage each risk. A detailed description of these and other risks is presented under the heading ‘Risk factors’ below.
Risks to the Group’s financial position
The global economic and geopolitical environment may impact the Group directly by affecting trends in financial markets and asset values, as well as driving short-term volatility. Risks in this category include the market risks to our investments and the credit quality of our investment portfolio, as well as liquidity risk.
Global economic and geopolitical conditions
In 2025, Prudential continued to navigate a highly complex and rapidly evolving macroeconomic and geopolitical landscape marked by persistent uncertainties and potential challenges. Expectations entering the year for easing inflation and a potential rate-cutting cycle by the US Federal Reserve were disrupted by the escalation of protectionist trade policies, including in the US as well as by major trading partners. These, among other measures, have heightened macroeconomic uncertainty, geopolitical tension, and market volatility, while driving up import costs and fuelling inflationary pressures across markets, particularly in the US, where
Treasury yields rose in Q2 2025 amid growing concerns over inflation and policy direction, before easing later in the year as the US
Federal Reserve resumed monetary easing. Although US employment, household consumption and income growth were resilient, supported at least in part by an AI infrastructure-related investment cycle, trade policy uncertainty and higher trade barriers weighed on business sentiment and parts of the manufacturing and investment cycle. The broader implications for global growth remain uncertain, especially for countries materially impacted by these trade measures. The trajectory of interest rates remains volatile, shaped by the evolving stance of US economic policy and decisions from the US Federal Reserve, which reduced its policy rate by 75 basis points in total during 2025. This, coupled with evolving US protectionist policies, may exert pressure on borrower creditworthiness and business growth prospects. Moody’s downgrade of the US sovereign rating in May 2025, resulting in the US losing its AAA credit rating from all three major credit rating agencies for the first time in a century, further underscores the fragility of the fiscal and policy landscape.
Mainland China continued to face its own set of economic headwinds in 2025, including slower economic growth, ongoing concerns in its property sector, subdued domestic private sector activity, and weakening customer demand, which continue to place downward pressure on its interest rates. These challenges, compounded by US protectionist measures and broader trade and technology frictions, increased uncertainty for Mainland China and other significant economic blocs. Although a temporary US-
China tariff truce was agreed in May and high-level engagement resumed in October, elevated tariff levels and export controls continued to weigh on supply chains and regional trade, potentially constraining the growth outlook for both the broader Asian region and the global economy. These dynamics could further depress China government bond yields and increase the challenges of investment management in Mainland China.
Geopolitical tensions, notably US-China relations, and various conflicts, while varying in intensity and impact, may lead to further realignment and fragmentation risks within and between blocs and regions. Wars in Ukraine and the Middle East, alongside broader concerns about shipping security and sanctions risk, contributed to episodic disruptions to trade, supply chains, and commodities markets; any escalation or sustained tensions in these regions may lead to heightened market volatility, and materially higher energy costs and inflation, particularly for net oil-importing economies. In parallel, the US also pursued negotiations and preliminary framework agreements with a range of trading partners, including consultations with ASEAN economies on tariff and non-tariff measures, adding to fragmentation risk and broader geopolitical uncertainty.
Elevated market volatility and uneven global growth continue to pose risks to investment performance, especially if recessionary pressures materialise in key markets where Prudential operates. These macroeconomic and geopolitical developments are considered material to the Group and may increase operational and business disruption, regulatory (including sanctions) risks and financial market risks, thereby potentially impacting Prudential’s sales and distribution networks. The potential impacts to the Group are included in sections 1.1 and 1.2 of the Risk factors.
Market risks to our investments
(Audited)
The value of Prudential’s direct investments may be impacted by fluctuations in interest rates, equity and property prices, credit spreads, and foreign exchange rates. These risks are highly correlated to macroeconomic and geopolitical movements, together with government and central bank actions. Certain exposures, including alternative investments, may also be subject to higher valuation uncertainty and lower liquidity compared with public market assets. There is also potentially indirect impact through the value of the net equity of its joint ventures and associates. The Group’s direct exposure to inflation remains modest. Exposure mainly arises through an increase in medical claims obligations, driven by rising medical prices as well as potential impact on customers from an affordability perspective. Medical inflation risk as well as challenges for insurers linked to affordability and existing challenges in persistency are detailed in the Insurance risks section below.
The Group has appetite for market risk where it arises from profit-generating insurance activities to the extent that the risk remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position. The
Group’s market risks are managed and mitigated by the following:
–The Group Financial Risk Policy;
–The Group Capital and ALM Committee and Group ALM Policy;
–Changes in asset allocation, bonus revisions, repricing and the use of reinsurance where appropriate;
–The Group Investment Committee and Group Investment Policy;
–The Group Chief Investment Office, which is responsible for the formulation and execution of the company’s investment strategies;
–Hedging using derivatives, including currency forwards and swaps, bond forwards/futures, interest rate futures and swaps, and equity futures;

–The monitoring and oversight of market risks through the regular reporting of management information;
–Regular deep-dive assessments; and
–The Group Crisis Management Procedure, which defines specific governance to be invoked in the event of a crisis such as a significant market, liquidity or credit-related event, cyber incident or staff safety issue.
Interest rate risk, including ALM
Interest rate risk is driven by the impact of the valuation of Prudential’s assets (particularly government and corporate bonds) and liabilities, which are dependent on market interest rates.
The Group’s risk exposure to rising interest rates arises from the potential impact to the present value of future fees for unit-
linked businesses, such as in Singapore, Indonesia and Malaysia, as well as the impact to the present value of the future profits for accident and health products, such as in Hong Kong and Singapore. Exposure to higher interest rates also arises from the potential impact to the value of fixed income assets not attributed to policyholder liabilities, such as the assets in the shareholder funds.
The Group’s risk exposure to lower/decreased interest rates arises from the guarantees of some non-unit-linked products with a savings component, including the Hong Kong, Singapore, Taiwan and Mainland China's participating and non-participating businesses. This exposure results from the potential for an asset and liability mismatch, where long-dated liabilities and guarantees are backed by short-dated assets.
The Group Capital and ALM Committee is a management committee supporting the identification, assessment and management of key financial risks to the achievement of the Group’s business objectives. It oversees ALM, solvency and liquidity risks of the local businesses as well as the declaration and management of non-guaranteed benefits for participating and universal life businesses.
Local business units are responsible for the management of their own asset and liability positions, with appropriate governance in place. The objective of the local business unit ALM process is to meet policyholder liabilities with the returns generated from the investment assets held, while maintaining the financial strength of capital and solvency positions. The ALM strategy adopted by the local business units considers the liability profile and related assumptions of in-force business and new products to appropriately manage investment risk within ALM risk appetite, under different scenarios in accordance with policyholders’
reasonable expectations, and economic and local regulatory requirements. Assessments are carried out on an economic basis which is consistent with the Group’s internal economic capital methodology. Factors such as local regulations, the availability of assets, currency, duration, and diversifications are considered as appropriate.
The Group’s appetite for interest rate risk requires that assets and liabilities should be tightly matched for exposures where assets or derivatives exist that can cover these exposures. Interest rate risk is accepted where this cannot be hedged, provided that this arises from profitable products and to the extent that such interest rate risk exposure remains part of a balanced exposure to risks and is compatible with a robust solvency position. When asset and liability duration mismatch cannot be eliminated, it is monitored and managed through local risk and asset liability management committees and Group risk limits consistent with the Group’s appetite for interest rate risk.
Equity and property investment risk
The shareholder exposure to equity price movements arises from various sources, including from unit-linked products where fee income is linked to the market value of funds under management. Exposure also arises from participating businesses through potential fluctuations in the value of future shareholders’ profits and where bonuses declared are based broadly on historical and current rates of return from the businesses' investment portfolios, which include equities.
The material exposures to equity risk in the Group’s businesses include Mainland China’s exposure to equity risk through investments in equity assets for most of its products, including participating and non-participating savings products and protection and unit-linked products. The Hong Kong and Singapore businesses, and to a lesser extent, the Taiwan and Malaysia businesses, contribute to the Group’s equity risk exposure due to the equity assets backing participating products. The Singapore, Indonesia and Malaysia businesses are also exposed to equity risk through their unit-linked products.
The Group has limited acceptance for exposures to equity risk from non-participating products if it is not rewarded for taking the equity risk. The Group accepts equity exposure that arises from future fees (including shareholder transfers from the participating businesses) but limits its exposure to policyholder guarantees by hedging against equity movements and guarantees where it is considered economically optimal to do so.
Where equity risk is accepted, it is explicitly defined by the strategic asset allocation, as well as monitored and managed through local risk and ALM committees. Overall exposure to equity risk from the participating businesses is also managed through Group risk limits consistent with the Group’s appetite for equity risk.
Currency risk
The geographical diversity of Prudential’s businesses means that it is exposed to the risk of foreign exchange rate fluctuations.
Prudential’s operations generally write policies and invest in assets denominated in local currencies, but some entities within the
Group write policies, invest in assets or enter into other transactions in the US dollar or other non-local currencies. This can lead to fluctuations in the Group’s consolidated financial statements upon the translation of local operating results into the Group’s presentation currency in the US dollar. Additionally, the Group is affected by exchange rate movements through changes in the value of remittances received from the local business units. This risk is further detailed in section 1.6 of the Risk factors.
The Group accepts the currency risk that emerges from profits retained locally to support the growth of the Group’s business and the translation risks from capital being held in the local currency of the business to meet local regulatory and market requirements. However, in cases where a surplus arising in an overseas operation supports Group capital or shareholders’ interest
(i.e. remittances), this exposure is hedged if it is economically optimal to do so. The Group does not accept significant shareholder exposures to foreign exchange risks in currencies outside the local territory.
Currency risk is managed by the Group Capital and ALM Committee through the implementation of asset allocation on funds which captures the exposure to non-locally-denominated assets.
Liquidity risk
(Audited)
Prudential’s liquidity risk arises from the need to have sufficient liquid assets to meet policyholder and third-party payments as they fall due, considered under both business-as-usual and stressed conditions. It includes the risk arising from funds composed of illiquid assets and results from a mismatch between the liquidity profile of assets and liabilities. Liquidity risk may impact market conditions and valuation of assets in a more uncertain way than other risks like interest rate or credit risk. It may arise, for example, where external capital is unavailable at sustainable cost, where derivatives transactions require a sudden significant need of liquid assets or cash to post as collateral to meet derivatives margin requirements, or where redemption requests are made against funds managed for external clients (both retail and institutional). Liquidity risk is considered material at the level of the Group.
The Group has no appetite for any business to have insufficient resources to cover its outgoing cash flows, or for the Group as a whole to not meet cash flow requirements from its debt obligations under any plausible scenario. The Group has significant internal sources of liquidity sufficient to meet its expected cash requirements for at least 12 months from the date the financial statements are approved, without having to resort to external sources of funding. As at 31 December 2025, the Group had a total of $1.5 billion of undrawn committed facilities which expire in 2031 and a further $100 million that expire in 2029. Access to further liquidity is available through the debt capital markets and the Group’s extensive commercial paper programme. Prudential has maintained a consistent presence as an issuer in the market for the past decade.
A number of risk management tools are used to manage and mitigate liquidity risk, including the following:
–The Group’s Financial Risk Policy;
–Regular assessment and reporting by the Group and business units of liquidity coverage ratios, which are calculated under both base case and stressed scenarios;
–The Group’s Liquidity Risk Management Plan;
–The Group’s Collateral Management Standard;
–The Group’s contingency plans and identified sources of liquidity;
–The Group’s ability to access the money and debt capital markets;
–The Group’s access to external committed credit facilities; and
–The Group Crisis Management Procedure.
Credit risk
(Audited)
Invested credit risk is the potential for loss resulting from a borrower’s failure to meet its contractual debt obligation(s) and arises from investments in debt instruments. Volatility in credit spreads can signal deteriorations in credit quality even though credit selection remains conservative and selective with the intention to hold to maturity. Counterparty risk, a type of credit risk, is the potential loss resulting from a counterparty that defaults on its contractual obligation(s) through financial transactions such as reinsurance arrangements, derivative contracts with third parties, and its cash deposits with banks. Invested credit and counterparty risks are considered material risks for the Group’s business units.
The total debt securities at 31 December 2025 held by the Group’s operations were $92 billion (31 December 2024: $73.8 billion).
The majority (85 per cent, 31 December 2024: 84 per cent) of the portfolio are investments either held in unit-linked funds or that support insurance products where policyholders participate in the returns of a specified pool of investments1. The gains or losses on these investments will largely be offset by movements in policyholder liabilities2. The remaining 15 per cent (31 December
2024: 16 per cent) of the debt portfolio (the ‘shareholder debt portfolio’) are investments where gains and losses broadly impact the income statement, albeit short-term market fluctuations are recorded outside of adjusted operating profit.
–Group sovereign debt: Prudential invests in bonds issued by national governments. This sovereign debt holding within the shareholder debt portfolio represented 59 per cent or $8.2 billion3 of the total shareholder debt portfolio as at 31 December
2025 (31 December 2024: 54 per cent or $6.3 billion). The particular risks associated with holding sovereign debt are detailed further in the disclosures in the Risk factors. The total exposures held by the Group in sovereign debt securities at 31 December
2025 are given in note C1 of the consolidated financial statements.
–Corporate debt portfolio6: In the shareholder debt portfolio, corporate debt exposures totalled $4.9 billion of which $4.6 billion or
95 per cent were investment grade rated (31 December 2024: $4.9 billion of which $4.5 billion or 93 per cent were investment grade rated).
–Financial sector debt exposure and counterparty credit risk: The financial sector, especially banks, represents a material concentration in the Group’s corporate debt portfolio which largely reflects the composition of the fixed income markets across the regions in which Prudential is invested. As such, exposure to the financial sector, particularly banks, is a key part of its core investments, considered to be a material risk for the Group, as well as being important for the hedging and other activities undertaken to manage its various financial risks.
At 31 December 2025:
–94 per cent of the Group’s shareholder portfolio (excluding all government and government-related debt) is investment grade rated4. In particular, 63 per cent of the portfolio is rated4 A- and above (or equivalent); and
–The Group’s shareholder portfolio is well diversified: no individual sector5 makes up more than 15 per cent of the total portfolio
(excluding the financial and sovereign sectors).
The Group’s holdings across its life portfolios are high-quality investments in the domestic markets in which we operate or USD-
denominated investments. These portfolios therefore include a mix of sovereign debt investments and a diverse set of high-quality names, including those with either government or considerable parent company balance sheet support. Any impacts to global rates are therefore key areas of monitoring focus for the Group. The impacts of macroeconomic risks surrounding the tariffs imposed by the US are being closely monitored, including the potential for deterioration in the credit quality of the Group’s invested credit exposures, particularly due to rising funding costs and overall credit risks, and the extent of downward pressure on the fair value of the Group’s portfolios during adverse market conditions. The Group’s portfolio is generally well diversified in relation to individual issuers and companies particularly in local markets where depth (and therefore the liquidity of such investments) may be low. Acknowledging that downgrade or default risks can never be eliminated, the Group has appetite to accept credit risk to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position. This risk is further detailed in sections 1.4 and 1.5 of the Risk factors.
The Group actively reviews its investment portfolio to maintain the robustness and resilience of the solvency position. A number of risk management tools are used to manage and mitigate credit and counterparty credit risk, including the following:

–The Group’s Financial Risk Policy;
–The Global Counterparty Limit Framework, concentration limits on large names and limits on portfolio-level credit quality;
–Collateral arrangements for derivative, secured lending reverse repurchase and reinsurance transactions which aim to provide a high level of credit protection; and
–The Risk Committee and Group Investment Committee’s oversight of credit and counterparty credit risk and sector and/or name-specific reviews.
Counterparty risk exposures, arising from cash, derivatives and reinsurance activities, are managed using an array of risk management tools, including a comprehensive system of rating-based limits, a focus on prioritising investment grade banks and implementing collateral arrangements as much as possible. Regarding reinsurance, the Group uses reinsurers, rated A- or above where feasible, with collateral taken to support the reinsurance exposure where appropriate. Where necessary, Prudential mitigates the level of its counterparty credit risk by reducing its exposure, or seeking alternative instruments.
Risks from the nature of our business and our industry
These include the Group’s non-financial risks such as operational processes, change delivery, third-party and outsourcing, customer conduct, regulatory compliance and legal, model, financial crime, and business continuity risks. With our increasing reliance on technology, data and cyber security risks remain areas of focus. Insurance risks and business concentration risks are also assumed by the Group in providing its products. Furthermore, there are risks associated with the oversight of the Group’s joint ventures and associates stemming from our operation in certain markets.
Non-financial risks
The complexity of Prudential, its activities and the extent of its transformation efforts from time to time creates a challenging operating environment and exposure to a variety of non-financial risks which are considered to be material at a Group level. The
Group does not actively seek to take non-financial risks. Instead, it operates a control environment and framework for good governance intended to prevent material losses or other negative impacts. The Group’s non-financial risks, which are not exhaustive and discussed further in section 2 of the Risk factors, are outlined below.
Alongside the Non-Financial Risk Appetite Framework, associated risk policies and standards are in place that individually engage with specific non-financial risks which include subject matter expert-led processes that are designed to help identify, assess, manage and control these risks, including:
–Reviews of key non-financial risks and challenges within Group and business units' business plans during the annual planning cycle, to support business decisions;
–Corporate insurance programmes to limit the financial impact of operational risks;
–Risk management across the change delivery lifecycle of major initiatives, such as prioritisation, execution planning, and the management of risks, issues, and interdependencies during the delivery of the Group’s change portfolio and activities;
–Screening and transaction monitoring systems for financial crime and a programme of compliance control monitoring reviews and regular risk assessments;
–Internal and external reviews of cyber security capability and defences;
–Regular updating and risk-based testing of crisis management, business continuity and disaster recovery plans;
–Established processes to deliver the highest quality of service to fulfil customers’ needs and expectations; and
–Active engagement in managing compliance obligations and monitoring regulatory developments and supervisory focus areas.
Operational processes risk
Operational processes risk is the risk of failure to adequately or accurately process different types of operational transactions, including customer/policy servicing , asset and investment management operations, finance operations and the operational provision of compensation to our distribution channels. Due to human error, among other reasons, operational incidents do occur from time to time and no system or process can entirely prevent their occurrence. Apart from the financial impacts of inaccurate processing, other impacts may include regulatory penalties, reputational damage and resources spent to amend the errors.
The Group Operational Resilience Policy outlines the Group’s requirements for managing operational resilience including business continuity, disaster recovery, and crisis management risks that the Group is exposed to. See details in the ‘Business Continuity
Risk’ section below. The Group aims to manage the risk effectively by maintaining operational resilience and honouring commitments to customers and other stakeholders.
The aim of the Group Approval Committee Request Policy is to establish a robust governance process and a delegated authority framework for the approval of all significant expenditures, projects and initiatives undertaken within the Group that are funded by shareholders’ resources.
Further detail on the risks to the Group arising from system issues or control gaps is included in sections 2.1 and 2.3 in the Risk factors.
Change delivery risk
Change delivery risk is driven by the concurrent implementation of multiple complex initiatives across the organisation. Failure to deliver these initiatives and benefits within defined timelines, scope, and cost, with an engaged and appropriately skilled workforce, may negatively impact the Group, ranging from its operational capability, control environment, reputation, delivery of business strategies, shareholder value, and market competitiveness. The transformation and change programmes may also introduce new or increase existing business risks and dependencies, which add management complexity. Further detail on the risks to the Group associated with large-scale transformation and complex strategic initiatives is included in section 2.1 of the Risk factors.
The Group aims to ensure that strong programme governance is in place with embedded risk practices to achieve ongoing and nimble risk oversight, with regular risk monitoring and reporting to risk committees. The Group’s Transformation Standards are in place to ensure appropriate governance and controls to mitigate risks. Governance forums are established to oversee the implementation and risk management of the key change delivery/transformation initiatives from various dimensions such as customer-centricity, strategic, financial, operational (including digital platforms) and risk management. In addition, Prudential is continuously enhancing strategic capabilities through internal talent development and talent acquisition. Developing a workforce that remains engaged through change and provides adequate resources for our people to manage change, connect, grow and succeed is one of the priorities for the company.
Third-party management risk
Third party management risk refers to the risk that third-party supply and outsourcing arrangements, including intra-group arrangements, fail, or provide inadequate service or act in a manner that is not aligned with Prudential’s values, policies, standards or in the interests of existing and potential customers, which could result in significant business interruptions, liability for losses and costs, reputational damage and regulatory breaches for Prudential.
The Group is increasingly leveraging third parties to access core markets, achieve growth and drive process efficiency. The Group has a number of important third-party relationships, with market counterparties and outsourcing partners, including distribution, technology and ecosystem providers. In addition to intra-group arrangements, the Group also maintains material strategic partnerships and bancassurance arrangements, which create reliance on the operational resilience and performance of outsourcing and business partners. This risk is explored in more depth in section 2.3 of the Risk factors.
The Group Third-Party Supply and Outsourcing Policy outlines the Group’s requirements for managing third-party risk, which includes material outsourcing arrangements, that is aligned to the Hong Kong IA’s GWS Framework. In addition, the Group Third-
Party Risk Oversight Policy is embedded within business units who are responsible for overseeing its implementation, with compliance achieved through a comprehensive programme that includes risk assessment, risk-based assurance, internal audit and monitoring activities. These measures collectively ensure that appropriate contract performance and risk management measures are in place to manage the risk of third-party failures that breach risk appetite and satisfy regulatory expectations.
Technology, data and cyber security risks
Risks related to malicious attacks on Prudential systems or third-parties, service disruption, distributed denial of services (DDoS)
attacks, exfiltration of data, loss of data integrity and the impact on the privacy of our data remain prevalent, owing to the accessibility of malicious tools available to potential adversaries, and increasing advancement of technology such as generative AI and other artificial intelligence methods. Regulatory expectations of cyber security and data protection controls are becoming increasingly complex as the Group continues to develop and expand digital services and products. Reliance on third-party service providers and business partners is also increasing. Further details on the risks to the Group associated with operating in high-risk markets is included in sections 2.4 and 2.5 of the Risk factors.
Consistent with the system of governance set out in section 2 above, Prudential follows a ‘three lines’ model for managing technology-related risks, with a resiliency enhancement programme in progress to further strengthen our capabilities in managing disruptions or failures on system platforms serving our customers. Group Technology, the first line, is primarily responsible for risk identification, assessment, mitigation, monitoring and reporting. Group Technology Risk Management, the second line, provides advisory, assurance and oversight of the risk domains. A number of risk management tools are in place including: key risk indicators covering key technology risk areas; annual risk assessment to identify specific risks, priorities and focus areas; and
deep-dive reviews on different technology domains to provide assurance of controls. In addition, the Group Technology Risk
Committee, as a first-line committee, is responsible for overseeing the effectiveness of technology risk management across the
Group, including information security and privacy. Any material risks identified are reported to the Risk Committee. The Group’s internal audit, the third line, provides independent assessment of control effectiveness and management awareness for both the first and second lines, with a comprehensive audit plan across all risk domains, including cyber security. Cyber and privacy risks are reported regularly to the Risk Committee by the Chief Technology Risk Officer. In addition, the Risk Committee and Audit
Committee receive regular updates on technology and cyber security from senior leaders across the first and second lines, including the Head of Infrastructure and Security, the Head of Technology Risk Management, and the Chief Technology Risk
Officer. Collectively, these leaders bring extensive experience in overseeing technology risk, resilience, and security across the
Group. Further, the Group Executive Committee (GEC) participates in annual cyber tabletop exercises and risk workshops to ensure members are well equipped to respond to a cyber or information security incident and fully understand the latest threats and regulatory expectations.
In addition, a strong cybersecurity culture is also promoted across the Group through mandatory annual information security and privacy training for all employees, complemented by regular phishing simulation exercises and periodic cyber incident response drills to reinforce cyber risk awareness. The Group’s Global Integrated Command Centre has also been set up to provide Group-
wide monitoring, detection and incident management capabilities.
The Group has developed data minimisation and ‘privacy-by-design’ principles, where data should only be collected and used for its intended purpose and is not retained longer than necessary. The handling of sensitive data is governed by policies such as the
Group Information Security Policy, the Group Privacy Policy, and the Group Data Governance Policy, each aligned to applicable laws and regulations. These policies, together with our third-party risk management practices, aim to ensure privacy and system availability are maintained for Prudential and its third-party service providers.
AI advancements are shaping the present and future of the insurance industry. Our goal is to remain at the forefront by providing services that are technologically advanced, secure, ethically sound, and socially responsible. With our customers at the core of our operations, we apply our AI Ethics Principles in everything we do. These principles apply to both our own and third-party solutions, ensuring that every AI system and innovation is thoroughly evaluated via appropriate governance channels for ethical considerations and that associated risks are well managed. An oversight forum for the use of AI is also in place to ensure compliance with the AI Ethics Principles adopted by the Group with the aim to ensure the safe use of AI. Employees are also regularly reminded of the paramount importance of these AI ethics across all markets, while we engage in ongoing dialogues and cooperative initiatives with our regulators. Prudential’s AI governance and ethics principles are available at https://
www.prudentialplc.com/en/site-services/ai-statement
We continue to observe a rise in malware and ransomware threats and the Group continues to maintain and, where appropriate, enhance defences to protect its systems from cyber security attacks. Prudential has adopted a holistic risk management approach, designed to prevent and disrupt attacks against the Group and to aid recovery, should an attack occur. Other defences include but are not limited to: distributed denial of services (DDoS) protection for Group websites, AI-based endpoint security software, continuous security monitoring, network-based intrusion detection, and employee training and awareness campaigns.
In addition, the Group recognises the evolving threat of AI-generated deepfakes and other sophisticated social engineering tactics targeting corporate activities. As part of our broader cyber resilience strategy, we continue to enhance awareness efforts, strengthen detective controls, and bolster incident response capabilities. While deepfake detection technologies are still maturing,

the Group actively monitors advancements and collaborate with industry partners to assess and integrate emerging solutions as they become enterprise-ready.
The Group tests the effectiveness of cyber security and privacy controls via a dedicated ‘red team’ to identify potential vulnerabilities, and engages and rotates external expert vendors to perform adversarial testing on our systems. In addition, we engage external consultants to assess and benchmark the maturity of Prudential’s cyber, information security and privacy controls.
A private ‘Bug Bounty’ programme invites external security practitioners to identify and report security issues and vulnerabilities, supported by a Vulnerability Disclosure Programme that allows independent security researchers to report security issues and vulnerabilities via the Prudential websites.
The Group has subscribed to services from independent security consultants to monitor our external security posture on an ongoing basis. Whilst the cyber threat landscape has continued to elevate due to ransomware and supply chain compromise events, the Group did not experience any cyber security and data breaches with a material impact on its business strategy, operations or financial condition in 2025.
Customer conduct risk
Prudential’s conduct of business, especially in the design and distribution of its products and the servicing of customers, is crucial in ensuring that the Group’s commitment to meeting its customers’ needs and expectations is fulfilled. The Group’s Customer
Conduct Risk Framework reflects management’s focus on customer outcomes.
Factors that may increase conduct risk can be found throughout the product life cycle, from the complexity of the Group’s products and services to its diverse distribution channels, which include its agency workforce, partnership distribution, virtual face-to-face sales, and sales via online digital platforms.
The Group has developed a Group Customer Conduct Risk Policy, which sets out five customer conduct standards that the business is expected to meet:
–Treat customers fairly, honestly and with integrity;
–Provide and promote products and services that meet customer needs, are clearly explained, and that deliver real value;
–Manage customer information appropriately, and maintain the confidentiality of customer information;
–Provide and promote high standards of customer service; and
–Act fairly and promptly to address customer complaints and any errors found.
Conduct risk is managed via a range of controls that are assessed through the Group-wide risk and control assessment programme and overseen within reporting to its boards and committees.
Management of the Group’s conduct risk is key to the Group’s strategy. Prudential’s conduct risks are managed and mitigated using the following tools, among others:
–The Group’s Code of Conduct and conduct standards, product risk and other related risk policies, and supporting controls including the Group’s financial crime risk control programme;
–A culture that supports the fair treatment of the customer, incentivises the right behaviour through proper remuneration structures, and provides a safe environment to report conduct risk-related issues via the Group’s internal processes and the Speak
Out programme;
–Product controls, such as a product conduct risk assessment, which is a component of the product development process and helps identify and manage product-related conduct risks;
–Distribution controls, including monitoring programmes relevant to the type of business (insurance or asset management), distribution channel (agency, bancassurance or digital) and ecosystem, to help ensure sales are conducted in a manner that considers the fair treatment of customers;
–Quality of sales processes, services and training, and use of other initiatives such as special requirements for vulnerable customers, to improve customer outcomes;
–Appropriate claims management and complaint-handling practices;
–The monitoring and oversight of key conduct risk areas through the regular reporting of management information; and
–Regular assurance review and periodic conduct risk assessments.
Regulatory compliance and legal risk
Prudential operates in highly regulated markets and under the ever-evolving requirements and expectations of diverse and dynamic regulatory, legal and tax regimes which may impact its business or the way the business is conducted. The complexity of legal and regulatory compliance continues to evolve and increase, representing a challenge for international businesses. Compliance with the
Group’s legal or regulatory obligations (including in respect of international sanctions) in one jurisdiction may conflict with the law or policy objectives of another jurisdiction or may be seen as supporting the law or policy objectives of one jurisdiction over another, creating additional legal, regulatory compliance and reputational risks. These risks may be increased where the scope of regulatory requirements and obligations is uncertain, including where the interpretation and application of laws and regulations within the jurisdictions in which Prudential operates may be subject to change, and where specific cases applicable to the Group are complex.
In certain jurisdictions in which Prudential operates, there are several ongoing policy initiatives and regulatory developments which will impact the way Prudential is supervised. Further information on specific areas of regulatory and supervisory focus and changes are included in section 4 of the Risk factors.
The Group monitors regulatory and legal developments at a market and global level and these considerations form part of the
Group’s ongoing engagement with regulators or supervisors, government policy teams, and industry groups.
Risk management and mitigation of regulatory and legal risk at Prudential includes a comprehensive set of compliance operating arrangements, such as policies, procedures, reporting protocols, risk management measures, disclosures, and training, to ensure ongoing compliance with regulatory and legal obligations. Appropriate controls or tools have been systematically integrated into the daily operations of Prudential:

–Close monitoring and assessment of our business controls and regulatory landscape, with explicit compliance consideration of risk themes in strategic decisions, risk governance, customer protection, conduct and culture, technology, data, operations, financial crime, and cross-border activities;
–Ongoing engagement with relevant regulators, government policy teams and international standard setters; and
–Compliance oversight to ensure adherence to new regulatory developments, including those associated with emerging risk topics.
Model risk
Model risk is the risk of adverse financial, regulatory, operational, or reputational impact, or misinformed business and strategic decision-making, arising from reliance on a model or user-developed application (UDA) that is inaccurate, incorrect or misused.
The Group utilises various tools that form an integral part of operational activities, including the calculation of regulatory or internal capital requirements, the valuation of assets and liabilities, the determination of hedging requirements, and the assessment projects and strategic transactions.
Technological developments, in particular in the field of AI and the increased use of generative AI, pose new considerations for model risk oversight provided under the Group Risk Framework.
The Group has no appetite for model or UDA-related incidents leading to regulatory breaches. There is limited appetite for failures to develop, implement and monitor appropriate risk mitigation measures to manage model and UDA risk. The Group’s model and
UDA risk is managed and mitigated via the Model and UDA Risk Framework, which applies a risk-based approach to tools
(including those under development) with the aim to ensure a proportionate level of risk management. The framework requirements include:
–A set of risk oversight, management and governance requirements;
–Regular risk assessment requirements of all tools taking into account potential impact on various stakeholders, including policyholders; and
–Regular independent validation (including limitations, known errors and approximations) of all Group critical tools.
Financial crime risk
As with all financial services firms, Prudential is exposed to risks relating to: money laundering (the risk that the products or services of the Group are used by customers or other third parties to transfer or conceal the proceeds of crime); sanctions compliance breaches (the risk that the Group undertakes business with individuals and entities on the lists of the main sanctions regimes); bribery and corruption (the risk that employees or associated persons seek to influence the behaviour of others to obtain an unfair advantage or receive improper benefits); and fraud (including the risk of fraudulent insurance claims or billing).
The consequences of the Group’s criminal liability for failure to prevent financial crime and bribery include reputational damage
(including market and financing issues, loss of confidence by business partners, and increased vulnerability to bribe solicitation and demands), financial costs and fines. Further detail on the risks to the Group associated with operating in high-risk markets is included in section 2.6 of the Risk factors.
The Group’s response to financial crime is aligned with applicable laws and regulations in the jurisdictions in which it operates.
Group-wide policies covering anti-money laundering, sanctions, anti-bribery and corruption, and counter fraud are in place which reflect these requirements and are applicable to all staff. Local business units are responsible for overseeing implementation of policies and procedures and organising risk-based training and communications. Compliance is achieved through a programme of risk assessment, risk-based assurance, internal audit activity and monitoring.
The Group continues to enhance its financial crime risk management capability through investment in advanced analytics and AI tools. These actions aim to strengthen prevention, increase detection and deliver enhanced oversight of financial crime risk.
The Group has a formal and mature confidential reporting system in place for reporting and escalation of elevated risk, through which employees and other stakeholders can report concerns relating to potential misconduct. The process and results of this system are overseen by the Audit Committee.
Business continuity risk
Prudential is exposed to business continuity risk including potential environmental, technological, geopolitical and third-party-
related threats or disruptions that could disrupt the company’s critical business services and operations.
The Group continually seeks to increase business resilience and anticipate emerging disruptive threats through forecasting, adaptation, planning, preparation and testing of contingency plans and the Group's ability to respond effectively to and operate through disruptive events. Operational resilience is at the core of the Group’s embedded Business Continuity Management (BCM)
programme and framework that help to protect the Group’s systems, service delivery to customers, and its key stakeholders.
Taking a proactive approach to anticipating disruption risk, the BCM programme covers risk assessments, business impact analyses, maintenance and testing of business continuity, crisis management and disaster recovery plans. The Group Crisis
Management Procedure serves as a cross-functional response tool to limit the impact of any disruptive event and is regularly reviewed and tested. The consideration of impacts on customers is at the core of our resilience efforts, focusing on the delivery of critical business services.
Insurance risks
(Audited)
Insurance risks make up a significant proportion of Prudential’s overall risk exposure. The profitability of the Group’s businesses depends on a mix of factors including levels of, and trends in, mortality (policyholders dying), morbidity (policyholders becoming ill or suffering an accident) and policyholder behaviour (variability in how customers interact with their policies, including utilisation of withdrawals, take-up of options and guarantees and persistency, ie lapsing/surrendering of policies), increases in the costs of claims over time (claim inflation), and changes in the regulatory environment. The risks associated with adverse experience relative to assumptions associated with product performance and customer behaviour are detailed in section 2.7 of the Risk factors. The Group has appetite for retaining insurance risks in the areas where it believes it has expertise and operational controls to manage the risk and where it judges it to be more value-creating to do so than to transfer the risk, but only to the extent that these risks remain part of a balanced portfolio of sources of income for shareholders and are compatible with a robust solvency position.

Inflationary and other economic pressures also impact morbidity experience in several markets (see below). Elevated interest rates may lead customers to lapse in preference for alternate saving options that offer higher levels of guarantees. A high-inflation environment, and the broader uncertainty, may also increase lapses, surrenders and fraud, as well as heighten premium affordability challenges.
The principal drivers of the Group’s insurance risk vary across its business units. In Hong Kong, Singapore, Indonesia and
Malaysia, a significant volume of health and protection business is written, and the most significant insurance risks are medical claims inflation risk, morbidity risk and persistency risk.
The Group manages and mitigates insurance risks using the following, among other methods:
–The Group’s Insurance Risk Policy, which sets out the required governance, standards, processes and controls for effective insurance risk management, notably through underwriting and claims practices;
–The Group’s Product Risk Policy, which sets out the required governance, standards, processes and controls for effective product risk management and approvals for new, or changes to existing, products (including the role of the Group). The policy also describes how the Group’s Customer Conduct Risk Policy is met in relation to new product approvals and current and legacy products;
–The Group’s Financial Crime Policy (see the 'Financial crime risk' section above);
–Using persistency, mortality, morbidity and longevity assumptions that reflect recent experience and expectation of future trends, and the use of industry data and expert judgement where appropriate;
–Using reinsurance to mitigate, manage and diversify mortality and morbidity risks, and as inputs into assumption setting;
–Ensuring appropriate underwriting to determine which policies are issued, and appropriate claims management practices
(including the Fraud, Waste and Abuse Framework) to adjudicate claims fairly and accurately whilst mitigating mortality and morbidity risks;
–Using product repricing and other claims management initiatives in order to mitigate morbidity and medical claims inflation risk;
–Maintaining the quality of sales processes and training, and using initiatives to increase customer retention in order to mitigate persistency risk; and
–Monitoring, oversight and escalation of experience as it emerges.
Medical claims inflation risk
A key assumption when setting and reviewing health insurance premiums is the rate of medical claims inflation, which is often in excess of general price inflation. The cost of medical treatment could increase more than expected, resulting in higher than anticipated medical claims cost passed on to Prudential. There may also be constraints on our ability to pass the medical claims inflation impact onto customers via increased health insurance premiums due to market, regulatory, societal or other constraints.
The Group’s primary management of this risk is by retaining the right to reprice products and appropriate overall claims limits within policies, either per type of medical treatment or in total across a policy, annually and/or over the policy lifetime. Regular repricing is one of the measures we adopt to maintain clear customer expectations of the nature of these products and the associated medical claims inflation. This risk is further managed through a range of activities and mitigants, including end-to-end analytics identifying fraud, waste or abuse, tariff and discount negotiations with hospital and other medical providers, robust claim adjudication rules and processes, product innovation, and proactive collaboration with regulators to balance health insurance profit sustainability and premium affordability considerations.
Morbidity risk
Morbidity risk is the risk of deviations in the future frequency and magnitude of non-fatal accident and sickness claims relative to initial assumptions that are adverse to shareholder value. It can be influenced by a range of factors including: inflationary, economic and other pressures on the cost of medical treatment; medical advances which can reduce the incidence and improve recovery rates of serious health conditions but can also increase diagnosis rates and/or increase or prolong treatment costs of certain conditions; government and regulatory policies; opportunistic activities (including fraud); and natural events (including pandemics). Morbidity risk can also result from: product design features that incentivise adverse policyholder behaviour;
inappropriate or insufficiently informed initial assumptions; claims volatility due to random fluctuation or a large-scale systemic event;
insufficient recognition of an individual’s medical, financial and/or and other relevant circumstances during the policy application assessment process; and/or ineffective claims assessments leading to payment of claims that are inconsistent with the insurance product’s contract and/or best practice.
The Group manages morbidity risk through prudent product design, use of reinsurance, underwriting and claims management, oversight and escalation of experience as it emerges and, for certain products, the right to reprice where appropriate. Prudential’s morbidity assumptions reflect its recent experience, inputs from reinsurers who have industry-level experience, and expectation of future trends for each relevant line of business.
Persistency risk
Persistency risk results from adverse changes in policy surrenders, paid-ups and non-forfeiture, and other policy discontinuances and policy alterations (including a medical reimbursement downgrade where the policyholder reduces the level of the coverage/protection in order to reduce premium payments). In general, adverse persistency experience results in deterioration of profits and shareholder value and can be an indicator of inadequate sales quality controls, and can elevate conduct, reputational and regulatory risks. Persistency risk generally stems from misalignment between customer needs and purchased product as a result of product collaterals and/or sales process gaps, operational barriers to premium renewal payment, insufficient post-sale communication and engagement with the customer leading to a deterioration of appreciation of the value of their policy, and/or changes in policyholder circumstances resulting from external drivers.
The Group manages persistency risk by appropriate controls across the product life cycle. These include: review of and revisions to product design and incentive structures where required; ensuring appropriate salesforce training and sales processes, including those ensuring active customer engagement and high service quality; appropriate customer disclosures and product collaterals; use of customer retention initiatives; and post-sale management through regular experience monitoring. Strong risk management and mitigation of conduct risk and the identification of common characteristics of business with high lapse rates is also crucial. Where appropriate, allowance is made for the relationship (either assumed or observed historically) between persistency and investment returns. Modelling this dynamic policyholder behaviour is particularly important when assessing the likely take-up rate of options embedded within certain products. Lapse experience following any repricing, including a medical reimbursement downgrade, is also monitored.
Business concentration risk
Prudential operates in markets in both Asia and Africa via various channels and product mix; although largely diversified at the
Group level, several of these markets are exposed to certain levels of concentration risk. From a channel concentration perspective, some of the Group’s key markets rely more on agency and some markets rely more on bancassurance. From a product concentration perspective, some of the Group’s markets focus heavily on specific product types, depending on the target customer segments. Geographically, the Greater China (Hong Kong, Mainland China and Taiwan) region contributes materially to the Group’s top and bottom lines. Uncertainties in macroeconomic and geopolitical conditions as well as regulatory changes may impact the levels of business concentration, including any changes in business from Mainland China visitors to Hong Kong as well as the domestic business in Mainland China, and adversely impact the Group’s business performance and financial condition.
To improve business resilience, the Group continues to look for opportunities to enhance business diversification in products, distribution channels and geographical markets, by building multi-market growth engines as part of its strategy.
Risks associated with the oversight of the Group’s joint ventures and associates
Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures and other joint ownership or associates. For such operations, the level of control exercisable by the Group depends on the terms of the contractual agreements between participants. Whilst the joint ventures and associates are run as separate entities, the Group’s interests are best safeguarded by our ability to effectively oversee and influence these joint ventures and associates in a way that is proportionate to our ownership level and control. Further information on the risks to the Group associated with its joint ventures and other shareholders and third parties are included in section 2.6 of the Risk factors.
The Group exercises primary oversight and control over joint ventures and associates through our nominated directors and other representatives on the Board and Board Committees, whose appointments are subject to regular review. The Group has effective access to management information on these businesses via the Board and Board Committees, the businesses’ public disclosures, and established regular touchpoints with key business functions of these organisations (eg audit). Key updates on joint ventures and associates are provided to the Group’s governance such as the Risk Committee and the Audit Committee. The Group has a
Joint Venture Oversight Framework in place outlining the Group’s oversight of the joint ventures over which it does not exercise management control. The Group also regularly reviews its governance frameworks and policies to ensure optimal oversight over joint ventures and associates.
The Group’s sustainability-related (including ESG and climate-related) risks
Sustainability-related risks refer to (a) environmental, social or governance issues, trends or events that could have a financial or non-financial impact on the Group, and/or (b) the Group’s sustainability-focused activities, strategy and commitments that could have an external impact on the environment and wider society in which the Group operates.
Sustainability-related (including ESG and climate-related) risks
Sustainability-related risk refers to material and emerging risks associated with key sustainability themes that may undermine the long-term success of the Group business by adversely impacting: (i) its financial performance, operational resilience and sustainability credentials; (ii) its reputation and brand; and (iii) its ability to attract and retain customers, investors, employees and distribution and other business partners. These may therefore impact the results of its operations and delivery of its business strategy and long-term financial success.
Sustainability-related risks arise from the activities that support implementation of the Group’s sustainability strategy, which is centred on three key pillars (providing simple and accessible health and financial protection, responsible investment and creating a sustainable business) and may increase the expectations of the Group’s stakeholders with regard to the Group’s potential external environmental and social impact within the markets in which the Group operates.
Whilst some material sustainability themes are reflected in the risk taxonomy as standalone risks, the risks associated with most sustainability topics are generally treated as thematic cross-cutting risks (eg climate-related physical and transition risks, greenwashing risk). These are risk themes that can have significant interdependencies with and influence on, and can potentially amplify, the established risks.
As custodians of stakeholder value for the long term, the Group seeks to manage sustainability-related risks and their potential impact on its business and stakeholders through transparent and consistent implementation of its strategy in its markets and across operational, underwriting and investment activities. It is enabled by strong internal governance, sound business practices and a responsible investment approach, with sustainability-related considerations integrated into investment processes and decisions, and the performance of fiduciary and stewardship duties, including via voting and active engagement decisions with respect to investee companies, as both an asset owner and an asset manager. Priorities for the Group in 2025 remained the same, including the enhancement of governance and controls around sustainability-related topics and external disclosures, incorporating sustainability goals for all people managers, internal knowledge sharing and capacity-building, the implementation of frameworks and governance for transition finance investments, the preparation for adoption of the Hong Kong Stock Exchange and Singapore
Exchange’s climate disclosure requirements, and continued progress towards the Group’s external climate-related commitments.
The Group participates in networks, industry forums and working groups, such as the Principles for Responsible Investment (PRI), to further develop, understanding and support action in relation to managing sustainability risks and promoting a just and inclusive transition, which the Group considers are consistent with its fiduciary responsibilities. The Group also actively engages with, responds and contributes to, discussions, consultations and information-gathering exercises with local regulators, international supervisory bodies and global industry standard setters. Collectively, these activities enable the Group to better identify material sustainability-related risks, and potential opportunities toward addressing them.

Potential regulatory compliance and litigation risks remained significant globally and across Asia in 2025, as sustainability-related topics remained high on the agenda of both local regulators, major exchanges and international supervisory bodies. These include the Hong Kong Stock Exchange and Singapore Exchange, both of which began implementing mandatory climate disclosure requirements in 2025; the UK Financial Conduct Authority, which is consulting on the implementation of similar disclosure requirements; the International Association of Insurance Supervisors (IAIS); as well as the European Commission, the European
Securities and Market Authority, the Monetary Authority of Singapore which have strengthened rules on the use of sustainability and ESG nomenclature in the labelling of investment products.
Delivery of the Group’s Sustainability Strategy, including the decarbonisation commitments and the development of sustainable and inclusive offerings, heightens the risk of accusations of misleading or unsubstantiated representations to the extent of the environmental or societal impact of the Group’s activities and the sustainability features of new products (eg greenwashing), which subsequently increases the risk of potential litigation, regulatory action or reputational damage. Evolving and diverging approaches to sustainability efforts in various jurisdictions also create challenges in addressing conflicting requirements and expectations.
Further details of the Group’s sustainability-related risks and legal and regulatory compliance risks are included in sections 3.1 and
4.1 of the Risk factors.
The Group Risk Framework continues to be critically evaluated and updated where required to ensure both sustainability-related considerations and risks to the Group, including those arising from stakeholder expectations of the external impact of the Group’s activities, are appropriately identified, assessed, monitored and managed. Consideration is given to a number of risk characteristics which sustainability-related risks may exhibit, but which are not generally recognised in more traditional risk management practices. These characteristics are reflected in the materiality assessment of sustainability-related risk themes, the decision on how to treat the risks associated with the themes, and the assessment and enhancement of existing controls or development of new controls where necessary.
Risk management and mitigation of sustainability risks continues to be embedded across the Group and risk processes, including:
–Recognition within the emerging risk identification and evaluation processes that emerging sustainability themes and the associated risks can potentially quickly change from immaterial to material (dynamic materiality);
–Advancement in assessment of both physical and transition risks across the Group’s operations and investments, including evaluation of a new tool to assess climate risks on investments, conducting updated assessments of climate-related impacts on operations, and completing an internal assessment of climate‑related impacts on insurance risks;
–Workshops and ongoing function-wide training on specific risk themes, including sustainability risk principles, greenwashing risk and the risks associated with delivery of the Group’s external responsible investment commitments;
–The definition of appropriate (and longer) time horizons, including with respect to climate risk management, and adding the requirement to consider appropriate time horizons in risk-based decision-making;
–Proactive identification, monitoring and assessment of emerging sustainability regulations and policy developments at both global and local levels through horizon scanning;
–Continued enhancement of existing frameworks, policies, processes and standards as necessary to mitigate amplified risks and meet regulatory requirements, particularly those associated with product labelling and disclosures; and
–Deep dives into emerging and increasingly material sustainability themes, including climate-related risks, and development of
Board-level and broader Group-wide training.
The Group publishes a Sustainability Report that sets out in more detail the Group's sustainability activities during the year. The
Sustainability Report is available on the Group’s website.
Notes
(1)Reflecting products that are classified as variable fee approach only.
(2)With the exception of investments backing the shareholders' 10 per cent share of the estate within the Hong Kong participating fund.
(3)Excluding assets held to cover linked liabilities.
(4)Based on middle ranking from Standard & Poor's, Moody's and Fitch ratings, where available. Where ratings are not available from these rating agencies, local external ratings agencies' ratings and, lastly, internal ratings have been used.
(5)Source of segmentation: Bloomberg Sector, Bloomberg Group and Merrill, a Bank of America company. Anything that cannot be identified from the three sources noted is classified as other.
(6)Corporate debt comprises corporate bonds and asset-backed securities.

Risk factors
A number of risk factors may affect the financial condition, results of operations and/or prospects of Prudential and its wholly- and jointly-owned businesses, as a whole, and, accordingly, the trading price of Prudential’s shares. The risk factors mentioned below should not be regarded as a complete, exhaustive and comprehensive statement of all potential risks and uncertainties. The information given is as of the date of this document, and any forward-looking statements are made subject to the factors specified under ‘Forward-looking statements’.
1Risks relating to Prudential’s financial condition
1.1 Prudential’s businesses are inherently subject to market fluctuations and general economic conditions, each of which may adversely affect the Group’s business, financial condition, results of operations and prospects.
Uncertainty, fluctuations or negative trends in global and national macroeconomic conditions and investment climates could have a material adverse effect on the Group’s business, financial condition, results of operations and prospects, including as a result of increased strategic, business, insurance, product and customer conduct risks, as well as heightened volatility in financial markets, asset prices and funding conditions.
The financial markets in which Prudential operates are subject to uncertainty and volatility created by a variety of factors such as actual or expected changes in both monetary and regulatory policies in Mainland China, the US and other jurisdictions together with their impact on base interest rates and the valuation of asset classes and inflation expectations; slowdowns or reversals in world or regional economic growth arising from geopolitical conflicts and/or global issues such as pandemics, natural catastrophes, and sector-specific (eg in banking, insurance, or real estate) slowdowns or deteriorations which have the potential to result in widespread contagion impacts. Other factors include fluctuations in global commodity and energy prices, unemployment rates, aging demographics, social unrest, concerns over the serviceability of sovereign debt in certain economies, increased levels of geopolitical and political risk and policy-related uncertainty, protectionism, trade policies, and sociopolitical and climate-driven events.
The adverse effects of such factors could be felt principally through the following items:
–Changes to interest rates could reduce Prudential’s capital strength and impair its ability to write significant volumes of new business. Increases in interest rates could adversely impact the financial condition of the Group through changes in the present value of future fees for unit-linked businesses and/or the present value of future profits for accident and health products; and/or reduce the value of the Group’s assets and/or have a negative impact on its assets under management and profit. Decreases in interest rates could: increase the potential adverse impact of product guarantees included in non-unit-linked products with a savings component; reduce investment returns on the Group’s portfolios; impact the valuation of debt securities; and/or increase reinvestment risk for some of the Group’s investments from accelerated prepayments and increased redemptions.
Rapid or volatile changes in interest rates, rather than sustained directional movements alone, could further increase hedging costs, basis risk and model risk.
–A reduction in the financial strength and flexibility of corporate entities may result in a deterioration of the credit rating profile and valuation of the Group’s invested credit portfolio (which may lead to an increase in regulatory capital requirements for the
Group or its businesses), increased credit defaults and debt restructurings and wider credit and liquidity spreads, leading to realised and unrealised credit losses by the Group. Similarly, securitised assets in the Group’s investment portfolio are subject to default risk and may be adversely impacted by delays or failures of the underlying borrowers to make payments of principal and interest when due.
–Failure of Prudential’s counterparties (such as banks, reinsurers and counterparties to cash management and risk transfer or hedging transactions) to meet commitments, or legal, regulatory or reputational restrictions on the Group’s ability to deal with these counterparties, could give rise to a negative impact on Prudential’s financial position and on the accessibility or recoverability of amounts due or the adequacy of collateral. Geographic or sector concentrations of counterparty credit risk could exacerbate the impact of these events where they materialise.
–Estimates of the value of financial instruments may become more difficult in certain illiquid, volatile or closed markets, and determining the value at which financial instruments can be realised is highly subjective. Processes to ascertain such values require substantial elements of judgement, assumptions and estimates (which may change over time). Where the Group is required to sell its investments within a defined time frame, such market conditions may result in the sale of these investments at below expected or recorded prices.
–The Group holds certain investments that may, by their nature, lack liquidity or have the potential to lose liquidity rapidly, such as investment funds (including money market funds), privately placed fixed maturity securities, mortgage loans, complex structured securities and alternative investments. If these investments were required to be liquidated at short notice, the Group could experience difficulty in doing so and could be forced to sell them at a lower price than it otherwise would have been able to realise.
–Increased illiquidity driven by the uncertainty over the accessibility of financial resources could adversely affect the Group’s ability to meet policyholder benefit and expense obligations. This could occur if capital resources are reduced as valuations decline under extreme market conditions, external capital is unavailable at sustainable cost, increased liquid assets are required to be held as collateral under derivative transactions, or redemption restrictions are placed on Prudential’s investments in illiquid funds. In addition, significant redemption requests could also be made on Prudential’s issued funds, and while this may not have a direct impact on the Group’s liquidity, it could result in reputational damage to Prudential. The potential impact of increased illiquidity is more uncertain than for other risks such as interest rate or credit risk and may be exacerbated during periods of market stress.
–A reduction in revenue from the Group’s products could occur where fee income is linked to account values or the market value of the funds under management. Sustained inflationary pressures which may drive higher interest rates may also impact the valuation of fixed income investments and reduce fee income.
–The transition, including where disorderly or fragmented, to a lower carbon economy, the timing and speed of which is uncertain and will vary by country, may also result in greater uncertainty, fluctuations or negative trends in asset valuations and reduced liquidity, particularly for carbon-intensive sectors, and may have a bearing on inflation levels. The extent of the financial market and economic impact of these factors may be highly uncertain and unpredictable and influenced by the actions, including the duration and effectiveness of mitigating measures, taken by governments, policymakers, institutions and the public. See risk factors 3.1 below.
For some non-unit-linked products with a savings component, it may not be possible to hold assets which will provide cash flows to match those relating to policyholder liabilities. This may particularly be the case in jurisdictions where bond markets are less developed or where the duration of policyholder liabilities is longer than the duration of bonds issued and available, and in certain markets where regulated premium and claim values are set with reference to the interest rate environment prevailing at the time of policy issue. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated. If interest rates in these markets are lower than those used to calculate premium and claim values over a sustained period, this could have a material adverse effect on Prudential’s reported profit and the solvency of its business units. In addition, part of the profit from the
Group’s operations is related to bonuses for policyholders declared on participating products, which are impacted by the difference between actual investment returns of the participating fund (which are broadly based on historical and current rates of return on equity, real estate and fixed income securities) and minimum guarantee rates offered to policyholders. This profit could be lower, particularly in a sustained low interest rate environment. Bonuses are shaped not only by the aforementioned conditions, but also by local regulations in certain markets, which require the management of participating funds to ensure a fair and equitable allocation of distributable surplus or profits and alignment with policyholders’ reasonable expectations. This interplay adds further complexity to the effective management of these products and could have a material adverse effect on Prudential’s results of operations and prospects.
In general, upheavals in the financial markets may affect general levels of economic activity, employment and customer behaviour. As a result, insurers may experience an elevated incidence of claims, fraud, lapses, partial withdrawals or surrenders of policies, and some policyholders may choose to defer or stop paying insurance premiums or reduce deposits into retirement plans.
Uncertainty over livelihoods, elevated cost of living and challenges in affordability may adversely impact the demand for insurance products and increase regulatory risk in meeting regulatory requirements and expectations with respect to vulnerable customers
(see risk factor 2.7). In addition, there may be a higher incidence of counterparty failures. If sustained, this environment is likely to have a negative impact on the insurance sector over time and may consequently have a negative impact on Prudential’s business, balance sheet and profitability. For example, this could occur if the recoverable value of intangible assets for bancassurance agreements is reduced. New challenges related to market fluctuations and general economic conditions may continue to emerge. For example, sustained inflationary pressures driving interest rates to higher levels may lead to increased lapses for some guaranteed savings products where higher levels of guarantees are offered by products of the Group’s competitors, reflecting consumer demand for returns at the level of, or exceeding, inflation. High inflation, combined with an economic downturn or recession, may also result in affordability challenges, adversely impacting the ability of consumers to purchase insurance products. Rising inflation, via medical claims inflation (with rising medical import prices a factor under current market conditions), may adversely impact the profitability of the Group’s businesses.
Any of the foregoing factors and events, individually or together, could have a material adverse effect on Prudential’s business, financial condition, results of operations and prospects.
1.2 Geopolitical and political risks and uncertainty may adversely impact economic conditions, increase market volatility and regulatory risks, cause operational disruption to the Group and its businesses and impact the implementation of its strategic plans, which could have adverse effects on Prudential’s business, financial condition, results of operations, and prospects.
The Group is exposed to geopolitical and political risks and uncertainty in the diverse markets in which it operates. Such risks may include:
–The application of government regulations, executive powers, sanctions, protectionist or restrictive economic and/or trade policies (including tariffs and embargoes) and related measures such as export controls, investment restrictions/screening and restrictions on the provision of services, restrictions on product design and repricing, or other measures adopted by governments, businesses or industries which increase trade barriers or restrict trade, sales, financial transactions, or the transfer of capital, investment, data (including data localisation requirements) or other intellectual property, with respect to specific territories, markets, companies or individuals;
–An increase in the volume and pace of domestic regulatory changes, including those applying to specific sectors or business activities;
–The increased adoption or implementation of laws and regulations which may purport to have extra-territorial application
(including the extraterritorial or secondary effects of sanction regimes or other trade restrictions);
–An increase in military tensions, regional hostilities or new conflicts which may disrupt business operations, investments, market confidence and expectations and growth;
–Withdrawals or expulsions from existing trading blocs or agreements or financial transaction systems, or fragmentation of systems, including those which facilitate cross-border payments;
–The implementation of measures favouring local enterprises including changes to the maximum level of non-domestic ownership by foreign companies, differing treatment of foreign-owned businesses under regulations and tax rules, or international trade disputes affecting foreign companies;
–Increased costs due to government mandates or regulations imposing a financial contribution to the government as a condition for doing business;
–Uncertainty in the enforceability of legal obligations where their interpretation may change or be subject to inconsistent or conflicting interpretation and application across jurisdictions or over time; and
–Measures which require businesses of overseas companies to operate through locally incorporated entities or with local partners, or with requirements for minimum local representation on executive or management committees.
The above risks may have an adverse impact on Prudential through their effects on the macroeconomic outlook and the environment for global, regional and national financial markets. Prudential may also face risks arising from economic sanctions imposed as a result of geopolitical conflicts and national security and economic decisions. The above risks may adversely impact the economic, business, legal and regulatory environment in specific markets or territories in which the Group, its joint ventures or jointly owned businesses, sales and distribution networks, or third-party service providers have operations. For internationally active groups such as Prudential, operating across multiple jurisdictions, such measures may add to the complexity of legal and regulatory compliance and increase the risk of conflicts between the requirements of one jurisdiction and another and the potential for increased compliance costs or restrictions on business activities. See risk factors 4.1 and 4.3 below.
Geopolitical and political risks and uncertainty may adversely impact the Group’s operations and its operational resilience.
Increasing geopolitical and political tensions may lead to conflict, civil unrest and/or civil disobedience as well as increases in domestic and cross-border cyber intrusion activity or other forms of hostile or malicious activity. Such events could impact operational resilience by disrupting Prudential’s IT systems, both software and hardware (including any network, storage, applications, models and platform technologies), operations, new business sales and renewals, distribution channels and services to customers, which may result in a reduction in contributions from business units to the central cash balances and profit of the

Group, decreased profitability, financial loss, adverse customer impacts and reputational damage and could require the diversion of management attention and resources.
Legislative or regulatory changes and geopolitical or political risks which adversely impact the international trading and economic relationships of Hong Kong, which is both a key market and the location of Group head office functions, may result in adverse sales, operational and product distribution impacts to the Group and could impair the Group’s ability to coordinate regional or global operations efficiently.
1.3 As a holding company, Prudential is dependent upon its subsidiaries to cover operating expenses, dividend payments and share buybacks. Any changes in the financial condition of
Prudential’s subsidiaries could have an adverse effect on the Group's business, financial condition, results of operations and prospects.
The Group’s insurance and asset management operations are generally conducted through direct and indirect subsidiaries, which are subject to the risks discussed elsewhere in this ‘Risk factors’ section.
As a holding company, Prudential’s principal sources of funds are remittances from subsidiaries, shareholder-backed funds, the shareholder transfer from long-term funds and any amounts that may be raised through the issuance of equity, debt and commercial paper.
Prudential’s subsidiaries are generally subject to insurance, asset management, foreign exchange and tax laws, rules and regulations (including in relation to distributable profits that can limit their ability to make remittances). In some circumstances, including where there are changes to general market conditions, this could limit Prudential’s ability to pay dividends to shareholders, to make available funds held in certain subsidiaries to cover the operating expenses of other members of the Group, or to execute business strategies such as share buybacks.
A material change in the financial condition of any of Prudential’s subsidiaries may have a material effect on the Group's business, financial condition, results of operations and prospects.
1.4 Prudential’s investment portfolio is subject to the risk of potential sovereign debt credit deterioration, which could have a material adverse effect on Prudential’s business, financial condition, results of operations and prospects.
Investing in sovereign debt creates exposure to the direct or indirect consequences of geopolitical, political, social or economic changes (including changes in governments, heads of state or monarchs), military conflicts, regime change, pandemics and associated disruption, and other events affecting the markets in which the issuers of such debt are located and the creditworthiness of the sovereign. Investment in sovereign debt obligations involves risks that are different from investment in the debt obligations of corporate issuers. In addition, the issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or pay interest when due (or in the agreed currency) in accordance with the terms of such debt, and Prudential may have limited recourse to compel payment in the event of a default or restructuring. A sovereign debtor’s willingness or ability to repay principal and to pay interest in a timely manner may be affected by, among other factors, its financial position, the extent and availability of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor’s policy toward local and international lenders, geopolitical tensions and conflicts and the political constraints to which the sovereign debtor may be subject. Fiscal risks faced by sovereigns could increase due to elevated levels of indebtedness and increasing demands on government budgets stemming from rising social welfare costs, defence expenditures and climate transition efforts.
Moreover, governments may use a variety of techniques, such as intervention by their central banks or imposition of regulatory controls or taxes, to devalue their currencies’ exchange rates, or may adopt monetary, fiscal and other policies (including to manage their debt burdens) that have a similar effect, all of which could adversely impact the value of an investment in sovereign debt even in the absence of a technical default. Periods of economic uncertainty may affect the volatility of market prices of sovereign debt to a greater extent than the volatility inherent in debt obligations of other types of issuers and may reduce market liquidity of these debts.
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
If a sovereign were to default on or restructure its obligations, or adopt policies that devalued or otherwise altered the currencies in which its obligations were denominated, this could have a material adverse effect on Prudential’s business, financial condition, results of operations and prospects.
1.5 Downgrades in Prudential’s financial strength and credit ratings could significantly impact its competitive position and damage its relationships with creditors or trading counterparties.
Prudential’s financial strength and credit ratings, which are used by the market to measure its ability to meet policyholder obligations, are important factors affecting public confidence in Prudential’s products, and, as a result, its competitiveness.
Downgrades in Prudential’s ratings as a result of, for example, decreased profitability, a deteriorating solvency position, increased costs, increased indebtedness or other concerns could have an adverse effect on its ability to market products, retain current policyholders and attract new policyholders, as well as the Group’s ability to compete for acquisition and strategic opportunities.
Downgrades could have an adverse effect on the Group’s financial flexibility, including its ability to issue commercial paper in a timely manner at acceptable levels and pricing, if at all, the potential imposition of higher funding costs, requirements to post collateral under or in connection with transactions, and constraints on its ability to manage market risk exposures. The interest rates at which Prudential is able to borrow funds are affected by its credit ratings, which are in place to measure the Group’s ability to meet its contractual obligations.
In addition, changes in methodologies and criteria used by rating agencies could result in downgrades that do not reflect changes in the general economic conditions or Prudential’s financial condition or operating performance.

Any such downgrades could have a material adverse effect on Prudential’s business, financial condition, results of operations and prospects. Prudential cannot predict what actions rating agencies may take, or what actions Prudential may take in response to any such actions, which could also adversely affect its business and prospects.
1.6 Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses.
Prudential’s operations generally write policies and invest in assets denominated in local currencies, but in some markets
Prudential also writes policies and invests in assets denominated in non-local currencies, primarily in the US dollar. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to fluctuations in Prudential’s consolidated financial statements upon the translation of results into the Group’s presentation currency. This exposure is not separately managed at the Group level. The Group presents its consolidated financial statements in the US dollar. The results of some entities within the Group are not denominated in or linked to the US dollar and some enter into transactions which are conducted in non-US-dollar currencies. Prudential is subject to the risk of exchange rate fluctuations from the translation of the results of these entities and non-US-dollar transactions, including the risks from the maintenance of the HK dollar peg to the US dollar. In cases where a non-US-dollar-denominated surplus arises in an operation which is to be used to support Group capital or shareholders’ interest (ie remittances), this currency exposure may be hedged where considered economically favourable.
Prudential is also subject to residual risks arising from currency swaps and other derivatives that are used to manage such currency exposure. In addition, there may be second-order effects arising from changes in policyholder behavior if policies denominated in a foreign currency (eg US dollar) are deemed unattractive, which could lead to higher surrender outgo and unfavourable shifts in new business sales.
2Risks relating to Prudential’s business activities and industry
2.1 The implementation of large-scale transformation, including complex strategic initiatives, gives rise to significant design and execution risks and may affect Prudential’s operational capability and capacity. Failure of these initiatives to meet their objectives may adversely impact the Group and the delivery of its strategy.
Prudential undertakes operating model changes, corporate restructurings, transformation programmes and acquisitions or disposals to support its business strategy, enhance customer experience, strengthen operational resilience, meet regulatory and industry requirements, and maintain competitiveness. These initiatives are often large‑scale, complex and interconnected, aiming to drive efficiency, enhance digital capabilities, and expand strategic partnerships across multiple business functions and markets.
While there can be no assurance of the successful completion or realisation of the intended benefits, if at all, of these initiatives, unplanned costs, implementation delays or failure to deliver intended outcomes could adversely affect Prudential’s business, employees, customers, financial condition, results of operations or prospects and could result in the diversion of management attention and resources. Leadership changes and shifts in business or operating models may also create uncertainty for employees and place additional strain on operational capacity and change‑management practices and could adversely affect employee engagement, retention and productivity. Initiatives undertaken to execute the Group’s strategy, enhance the control environment, adopt significant accounting standard changes and/or respond to regulatory developments may further amplify these risks. Risks relating to these regulatory changes are described in risk factor 4.1 below.
The rapid pace of technological advancement presents both opportunities and risks for the Group’s transformation journey.
Prudential’s exploration and implementation of innovative technologies, particularly artificial intelligence (AI), to enhance operational efficiency, decision-making, and strategic agility, exposes Prudential to challenges or failures in adopting innovative technologies, such as failure to systematically, prudently and/or effectively implement AI, and may put Prudential at risk of losing competitive advantage, as well as exposure to additional regulatory, information security, privacy, operational, ethical and conduct risks. High-quality training data is essential for building accurate and robust AI models. Without sufficient, well-structured and relevant data, AI systems may produce unreliable or biased results or outputs that are not explainable or auditable. Real-world data collected during deployment and ongoing monitoring and updates may improve the reliability, efficiency and performance of
AI models, but may also introduce new risks if such data is incomplete, inaccurate, improperly governed or biased. Prudential seeks to consider potential risks and negative outcomes, and proactively build risk mitigation governance practices, when implementing AI technologies to mitigate these unintended effects,
2.2 Prudential’s businesses are conducted in highly competitive environments with rapidly developing demographic trends. The profitability of the Group’s businesses depends on management’s ability to respond to these pressures and trends.
The markets for financial services are highly competitive, with a number of factors affecting Prudential’s ability to sell its products and its profitability, including price and yields offered, financial strength and ratings, range of product lines and product quality, range of distribution channels (including the emergence of new distribution models) and distribution quality, illustrative point-of-
sale customer investment returns, ability to implement and comply with regulatory changes, the imposition of regulatory sanctions, brand strength and name recognition, investment management performance and fund management trends, historical bonus levels, delivery of non-guaranteed benefits (notably non-guaranteed investment returns) according to reasonable customer expectations set at and after the point-of-sale, the ability to respond to developing demographic trends, societal expectations, political influences, customer appetite for different types of insurance products, technological advances, and the interplay of these factors. In some of its markets, Prudential faces competitors that are larger, have greater financial resources or a greater market share, have different financial and/or risk appetites, offer a broader range of products or have higher bonus rates. Further, heightened competition for talented and skilled employees, agents and independent financial advisers may limit Prudential’s potential to grow its business as quickly as planned or otherwise implement its strategy. Technological advances, including those enabling increased capability for gathering large volumes of customer health data and developments in capabilities and tools for analysing and interpreting such data (such as AI, machine learning and predictive models as well as other digital technologies), may result in increased competition to the Group, and may reshape customer expectations and potentially give rise to new distribution models that may impact traditional distribution channels. This may also increase the competition risks resulting from a failure by the Group to retain existing talent, as well as hiring for newly emerging roles. Additionally, evolving regulatory requirements and the development of new technologies, including AI, may vary across the markets the Group operates in. This could limit the Group's ability to implement these technologies uniformly, resulting in disparities in innovation and cost efficiency, and adversely impacting the Group's competitive position.
The Group’s principal competitors include global life insurers, regional insurers and multinational asset managers. In most markets, there are also local companies that have a material market presence.

Prudential believes that competition will intensify across all regions in response to consumer demand, digital and other technological advances (including the use of AI to improve operational efficiency and enhance customer experiences), new entrants with business models that have the potential to disrupt the existing value chain, the need for economies of scale and the consequential impact of consolidation, regulatory actions and other factors. Prudential’s ability to generate an appropriate return depends significantly upon its capacity to anticipate and respond appropriately to these competitive pressures.
Failure to do so may adversely impact Prudential’s ability to attract and retain customers and, importantly, may limit Prudential’s ability to take advantage of new business opportunities in the markets in which it operates, which may have an adverse impact on the Group’s business, financial condition, results of operations, growth and prospects.
2.3 Adverse experience in the operational risks inherent in Prudential’s business, and those of its material outsourcing partners, could disrupt its business functions and have a negative impact on its business, financial condition, results of operations and prospects.
Operational risks are present in all of Prudential’s businesses, including the risk of loss arising from inadequate or failed internal processes, systems or human error, misconduct, fraud, the effects of natural or man-made catastrophic events (such as natural disasters, pandemics, cyber attacks, acts of terrorism, military conflict, civil unrest and other catastrophes) or other external events.
These risks may also adversely impact Prudential through its partners. Prudential relies on the performance and operations of a number of agency, bancassurance, outsourcing (including but not limited to external technology, data hosting and payments) and service partners. These include back-office support functions, such as those relating to technology infrastructure, development and support, and customer-facing operations and services, such as product distribution and services (including through digital channels), and investment operations. This creates reliance upon the operational resilience of these partners and exposes Prudential to the risk that the operations and services provided by these partners are disrupted, or fail to meet required service levels. Further, Prudential operates in extensive and evolving legal and regulatory environments which adds to the complexity of the governance and operation of its business processes and controls.
Exposure to such risks could impact Prudential’s operational resilience and ability to perform necessary business functions if there are disruptions to its systems, operations, new business sales and renewals, distribution channels and services to customers, or could result in the loss of confidential or proprietary data. Such risks, as well as any weaknesses in administration systems (such as those relating to policyholder records) or actuarial reserving processes, may also result in increased expenses, as well as legal and regulatory penalties or sanctions, decreased profitability, financial loss and customer conduct risk impacts. This could damage
Prudential’s reputation and relationships with its customers and business partners. A failure to adequately oversee service partners
(or their technology and operational systems and processes including their security) could result in significant service degradation or disruption to Prudential’s business operations and services to its customers, which may have reputational or conduct risk implications and could have a material adverse effect on the Group’s business, financial condition, results of operations and prospects.
Prudential’s business requires the processing of a large number of transactions for a diverse range of products. It also employs complex and interconnected technology and finance systems, models and user-centric applications in its processes to perform a range of operational functions. These functions include the calculation of regulatory or internal capital requirements, the valuation of assets and liabilities, and the acquisition of new business using AI and digital applications. Many of these tools form an integral part of Prudential’s information and decision-making frameworks, and errors, limitations or misinterpretation of such tools may give rise to adverse consequences in core business activities, decision-making and reporting. Errors or limitations in these tools, or their inappropriate usage, may lead to regulatory breaches, inappropriate decision-making, financial loss, customer detriment, inaccurate external reporting or reputational damage. The long-term nature of much of the Group’s business also means that accurate records must be maintained securely for significant time periods.
The performance of the Group’s core business activities and the uninterrupted availability of services to customers rely significantly on and require significant investment in resilient IT applications, data hosting, infrastructure and security architectural design, data governance and management and other operational systems, personnel, controls and mature processes. During large-scale disruptive events or times of significant change, or due to other factors impacting operational performance including adequacy of skilled/experienced personnel, the operational effectiveness of these systems and processes at Prudential and/or its third-party service providers may be adversely impacted. In particular, Prudential and its business partners are making increasing use of emerging technological tools and digital services, or forming strategic partnerships with third parties to provide these capabilities. Automated distribution channels and services to customers increase the criticality of providing uninterrupted services.
A failure to implement appropriate governance and management of the incremental operational risks from emerging technologies may adversely impact Prudential’s reputation and brand, the results of its operations, its ability to attract and retain customers and its ability to deliver on its long-term strategy and therefore its competitiveness and long-term financial success.
Although Prudential’s technology, compliance and other operational systems, models and processes incorporate strong governance and controls designed to manage and mitigate the operational and model risks associated with its activities, there can be no complete assurance as to the resilience of these systems and processes or that governance and controls will always be effective, if at all. Due to human error, among other reasons, operational and model risk incidents may occur from time to time, and no system or process can entirely prevent them. Prudential’s legacy and other technology systems, data and processes, as with operational systems and processes generally, may also be susceptible to failure or security/data breaches.
2.4 Cyber security risks, including attempts to access or disrupt Prudential’s technology systems, and loss or misuse of personal data, could have potential adverse financial impacts on the Group and could result in loss of trust from Prudential’s customers and employees and reputational damage, which in turn could have material adverse effects on the Group’s business, financial condition, results of operations and prospects.
Prudential and its business partners operate in an escalating cyber security risk landscape. Individuals (including employees, contractors and agents), groups or AI-enabled cyber tools may pose intentional or unintentional threats to the availability, confidentiality, and integrity of Prudential’s technology systems. These risks extend to the security of both corporate and customer data. The evolution of ransomware (a form of malicious software (malware) designed to restrict data access until a ransom is paid) could pose a threat to
Prudential by impeding operations or resulting in the public exposures of sensitive information if the ransom is not promptly paid. Where these risks materialise, they could result in disruption to key operations, make it difficult to recover critical data or services, or result in damage to assets, any of which could result in loss of trust from Prudential’s customers and employees, reputational damage and direct or indirect financial loss.
The vast amount of personal and financial data held by financial services companies makes them attractive targets for cyber crime groups. Recent trends indicate that ransomware attacks are on the rise due to the proliferation of ransomware exploit toolkits and

Ransomware-as-a-Service (RaaS) offerings, which provide threat actors with easy access to powerful attack tools. Simultaneously, global cyber security threats are becoming more sophisticated and impactful. As financial institutions increasingly rely on third-
party vendors and interconnected systems, vulnerabilities in these supply chains can also be exploited by cyber criminals. A compromised vendor or service provider could inadvertently introduce malicious code or backdoors into the financial institution’s infrastructure, leading to potential data breaches or ransomware incidents or operational disruption.
Prudential’s increasing profile in its current markets and those in which it is entering, growing customer interest in interacting with their insurance providers and asset managers through the internet and social media, improved brand awareness, and increasing adoption of the Group’s digital platforms could also increase the likelihood of Prudential being considered a target by cyber criminals.
There is an increasing requirement and expectation on Prudential and its business partners not only to hold the data of customers, shareholders and employees securely, but also to ensure its ongoing accuracy and that it is being used in a transparent, appropriate and ethical way, including in decision-making where automated processes or AI are employed. As Prudential and its business partners increasingly adopt digital technology (including AI) in business operations, the data the Group generates creates an opportunity to enhance customer engagement while maintaining a responsibility to keep customers’ personal data safe. Various policies and frameworks are in place to govern the handling of customers' data. Failure to adhere to these policies may result in regulatory scrutiny and sanctions and detriment to customers and third-party partners, and may adversely impact the reputation and brand of the Group, its ability to attract and retain customers, and deliver on its long-term strategy.
The risk to the Group of not meeting these requirements and expectations may be increased by the expansion of cloud-based infrastructure and the usage of digital distribution and service channels, which can collect a broader range of personal and health-
related data from individuals at increased scale and speed, as well as the use of complex tools, machine learning and AI technologies to process, analyse and interpret this data.
New and currently unforeseeable regulatory, reputational and operational issues may also arise from the increased use of emerging technology such as generative AI which requires careful consideration and guardrails established to enable its safe use.
Regulatory developments in cyber security and data protection continue to progress worldwide. The focus on data privacy has continued to increase, with regulators in Asia and globally introducing new data privacy laws or enhancing existing ones. Such developments may increase the complexity of requirements and obligations in this area, in particular where they involve AI or data localisation restrictions, or where they require system-level modifications to digital applications or platforms or impose differing and/or conflicting requirements compared with those of other jurisdictions.
Prudential faces increased financial and reputational risks due to both dynamic changes in the regulatory landscape and the risk of a significant breach of IT systems or data. These risks extend to joint ventures and third-party suppliers in light of a dynamic cyber threat landscape including supply chain compromise, computer viruses, unauthorised access and cyber security attacks such as ‘denial of service’ attacks, phishing and disruptive software campaigns. Despite multi-layered security defences, there is no guarantee that such events will not occur, and they could have significant adverse effects on Prudential’s business, financial condition, results of operations and prospects.
2.5 Prudential’s digital platforms may heighten existing business risks to the Group or introduce new risks as the markets in which it operates, and its partnerships and product offerings evolve.
Prudential’s digital platforms are subject to a number of risks, including those related to legal and regulatory compliance and the conduct of business; the execution of complex change initiatives; information security and data privacy; the use of models and the handling of personal data (including those using or used by AI); the resilience and integrity of IT infrastructure and operations;
and the management of third parties. These existing risks for the Group may be increased due to several factors:
–The number of current and planned markets in which Prudential’s digital platforms operate, each with their own laws and regulations, regulatory and supervisory authorities, the scope of application of which may be uncertain, conflicting or change at pace, may increase regulatory compliance risks;
–The implementation of planned digital platforms and services, which may require the delivery of complex, interconnected change initiatives across current and planned markets. This may give rise to design and execution risks, which could be amplified where these change initiatives are delivered concurrently;
–The increased volume, breadth and sensitivity of data on which the digital platforms are dependent and to which the Group has access, holds, analyses and processes through its models, increases information security, data privacy and usage risks.
Furthermore, the use of complex models, including where AI is used for critical decision-making, in an application’s features and offerings may give rise to ethical, operational, security, conduct, litigation and reputational risks if they do not function as intended, if at all;
–Reliance on and/or collaboration with a number of third-party partners and providers, which may vary according to the market.
This may increase operational disruption risks to the uninterrupted provision of services to customers, regulatory compliance and conduct risks, and the potential for reputational risks; and
–Support for, and development of, the platforms being provided outside some of the individual markets in which the platforms operate, which may increase the complexity of local legal and regulatory compliance.
New product offerings and functionality (including those supported by AI) may be developed and provided through digital platforms, which may introduce new regulatory, operational, conduct and strategic risks for the Group. Regulations may be introduced, which limit the permitted scope of online or digitally distributed insurance and asset management services, or deployment of new technological services, and may restrict current or planned offerings provided by the platform.
A failure to implement appropriate governance and management of the incremental and new risks detailed above may adversely impact Prudential’s reputation and brand, its ability to attract and retain customers, its competitiveness, its ability to deliver on its long-term strategy and the financial position of the Group.
2.6 Prudential operates in certain markets with joint venture partners and other shareholders and third parties. These businesses face the same risks as the rest of the Group and also give rise to certain risks to Prudential that the Group does not face with respect to its wholly-owned subsidiaries, which could adversely affect Prudential’s reputation and its business, financial condition, results of operations and prospects.
Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures and other joint ownership or third-party arrangements (including associates). The financial condition, operations and reputation of the Group may be adversely impacted, or the Group may face regulatory censure, in the event that any of its partners fails or is unable to meet its obligations under the arrangements, encounters financial difficulty, or fails to comply with local or international regulation and standards such as those pertaining to the prevention of financial crime and sustainability (including climate-related) risks (see risk factor 3.1 below), or fails to resolve disputes that may arise from existing agreements or during the course of implementing business strategy. Reputational risks to the Group are amplified where any joint ventures or jointly owned businesses carry the
Prudential name.
A portion of the Group’s business comes from its joint venture and associate businesses in Mainland China and India, respectively.
For such operations, the level of control exercisable by the Group depends on the terms of the contractual agreements as well as local regulatory constraints applicable to the joint venture and associate businesses, such as listing requirements; and, in particular, those terms providing for the allocation of control among, and continued cooperation between, the participants. As a result, the level of oversight, control and access to management information the Group is able to exercise at these operations may be lower compared to the Group’s wholly-owned businesses. This may increase the uncertainty for the Group over the financial condition of these operations, including the valuation of their investment portfolios and the extent of their invested credit and counterparty credit risk exposure, resulting in heightened risks to the Group as a whole. This may particularly be the case where the geographies in which these operations are located experience market or sector-specific slowdowns, disruption, volatility or deterioration. In addition, the level of control exercisable by the Group could be affected by changes in the maximum level of foreign ownership imposed on foreign companies in certain jurisdictions. The exposure of the Group to the risks detailed in risk factor 2.1 above may also evolve in line with the Group’s strategic initiatives, such as the expansion of the Group’s operations through joint ventures or jointly-owned businesses.
In addition, a significant proportion of the Group’s product distribution is carried out through agency arrangements and contractual arrangements with third-party service providers not controlled by Prudential, such as bancassurance arrangements, and the Group is therefore dependent upon the continuation of these relationships. The effectiveness of these arrangements, or temporary or permanent disruption to them, such as through significant deterioration in the reputation, financial position or other circumstances of the third-party service providers, material failure in controls (such as those pertaining to third-party service providers’ systems failure or the prevention of financial crime), regulatory changes affecting their governance or operation, or their failure to meet any regulatory requirements could adversely affect Prudential’s reputation and its business, financial condition, results of operations and prospects.
2.7 Adverse experience relative to the assumptions used in pricing products and reporting business results could have a material adverse effect on Prudential’s business, financial condition, results of operations and prospects.
In common with other life insurers, the profitability of the Group’s businesses depends on a mix of factors including mortality and morbidity levels and trends, policy surrenders and other policy discontinuances or alterations, customer take-up rates on product options, economic conditions, investment performance and impairments, unit costs of administration and new business acquisition expenses.
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
The Group’s businesses are subject to inflation risk. In particular, the Group’s medical insurance businesses are also exposed to medical inflation risk, which is often in excess of general price inflation. While the Group has the ability to reprice some of its products, such repricing is dependent on the availability of operational and resource capacity to do so, as well as the Group’s ability to implement such repricing in light of the increased regulatory restrictions, political influences, and customer and societal expectations reflecting the affordability of insurance products and the protection of vulnerable customers, as well as the commercial considerations of the markets the Group operates in. Increasing regulatory requirements relating to the design and repricing of medical reimbursement products may also impact the profitability of these products. Further, the profitability of the
Group’s businesses may be adversely impacted by downgrade and/or policy termination experience following any repricing of medical reimbursement products.
In addition, Prudential’s business may be adversely affected by epidemics, pandemics and other effects that give rise to a large number of deaths or additional sickness claims, as well as increases in the cost of medical claims. Pandemics, significant influenza and other epidemics have occurred a number of times historically, but the likelihood, timing or severity of future events cannot be predicted. The effectiveness of external parties, including governmental and non-governmental organisations, in combatting the spread and severity of any epidemics, as well as pharmaceutical treatments and vaccines (and their rollouts) and non-
pharmaceutical interventions, could have a material impact on the Group’s claims experience.
Prudential uses reinsurance to selectively transfer mortality, morbidity and other risks. This exposes the Group to: the counterparty risk of a reinsurer being unable to pay reinsurance claims or otherwise meet their commitments; the risk that a reinsurer changes reinsurance terms and conditions of coverage, or increases the price of reinsurance which Prudential is unable to pass on to its customers; the risk of ambiguity in the reinsurance terms and conditions leading to uncertainty whether an event is covered under a reinsurance contract; and the risk of being unable to replace an existing reinsurer, or find a new reinsurer, for the risk transfer being sought.
Any of the foregoing, individually or together, could have a material adverse effect on Prudential’s business, financial condition, results of operations and prospects.

3 Risks relating to sustainability (including environmental, social and governance (ESG) and climate-related) matters
3.1 The failure to understand and respond effectively to the risks associated with sustainability factors could adversely affect Prudential’s achievement of its long‑term strategy.
Sustainability-related risks refer to (i) environmental, social or governance issues, trends or events that could have a financial or non-financial impact on the Group, and/or (ii) the Group’s sustainability-focused activities, strategy and commitments that could have an external impact on the environment and wider society. A failure to manage the risks associated with key sustainability themes may undermine Prudential’s financial performance, operational resilience and sustainability credentials, adversely impact its reputation and brand, and its ability to attract and retain customers, investors, employees and distribution and other business partners, and therefore the results of its operations and the delivery of its business strategy and long-term financial success. As investors are increasingly being seen as partly responsible for the actions of the companies they invest in, Prudential, as an asset owner and asset manager, may also incur sustainability-related risks from investee companies.
aEnvironmental risks
Environmental concerns, notably those associated with climate change, biodiversity loss and nature degradation, present potential long-term risks to the sustainability ambitions of Prudential and may impact its customers and other stakeholders. Prudential is therefore exposed to the long-term impact of climate change and nature degradation risks, which include the financial and non-
financial impacts of transition, physical, reputational and shareholder, regulatory, customer or third-party litigation risks.
Recognising the long-term nature of the Group’s investment time horizon, the global transition, including where disorderly or fragmented, to a lower carbon economy and nature preservation may have an adverse impact on investment valuations and liquidity as the financial assets of carbon-intensive companies in some asset sectors re-price as a result of increased operating costs and a reduction in demand for their products and services. The speed of this transition, and the extent to which it is orderly and managed versus disorderly and reactive, will be influenced by factors such as changes in geopolitics, public policy, technology and customer or investor sentiment. Prudential’s stakeholders increasingly expect and/or rely on the Group to support an orderly, inclusive and sustainable transition based on an understanding of the relevant market and investee-company-level transition plans with consideration given to the impact on the economies, businesses, communities and customers in these markets. The potential economic impacts of transition risks may also have a broader economic impact that may adversely affect customers and their demand for the Group’s products.
The Group’s ability to sufficiently understand, measure and appropriately respond to transition risk may be limited by insufficient or unreliable data on the carbon exposure, nature impacts and dependencies, and transition plans of investee companies. This may impact the Group’s ability to deliver on its external decarbonisation commitments and the implementation of sustainability considerations in existing or new sustainability-orientated investment strategies and products. Additionally, current limitations in financial climate and nature modelling tools make it challenging to assess the financial impact of climate-related risks on the
Group and its investment portfolio, particularly for longer-term time horizons.
The direct physical impacts of climate change and nature degradation, including shorter-term event-driven (acute) physical risks such as increasingly frequent and severe typhoons, floods, heatwaves, and wildfires, and those associated with longer-term shifts in climate patterns such as elevated temperatures, extremely high rainfall, and prolonged drought (chronic physical risks), may become increasingly significant factors in the mortality and morbidity risk assessments for the Group’s insurance product underwriting and offerings and their associated claims profiles. These physical climate risks have the potential to disproportionately impact economies in the Asia and Africa markets in which Prudential operates and invests. Similarly, nature-
related physical risks can impact life and health liabilities where, for example, pollution, poor water quality, waste contamination and overexploitation of the natural environment can all contribute to biodiversity degradation, which in turn can potentially pose threats to human health.
A failure to understand, manage and provide greater transparency of its exposure to these environment-related risks may have increasingly adverse implications for Prudential and its stakeholders. At the same time, evolving and diverging approaches to sustainability in different jurisdictions, in some cases with extraterritorial reach, create challenges for global businesses such as
Prudential in meeting differing requirements and expectations.
bSocial risks
Social risks that could impact Prudential may arise from a failure to consider diversity, wellbeing, changing needs, human rights and interests of its customers and employees and the communities in which the Group or its third parties operate. Perceived or actual inequity and income disparities have the potential to further erode social cohesion across the markets in which the Group operates, which may increase operational and disruption risks for Prudential and impact the delivery of the Group’s strategy across these markets. Direct physical impacts of climate change and deterioration of the natural environment, together with the societal impact from actions that support the global transition to a lower carbon economy, may disproportionately impact the stability of livelihoods and health of lower socioeconomic groups within the markets in which the Group operates. These risks are heightened as Prudential operates in multiple jurisdictions that are particularly vulnerable to climate change and biodiversity degradation, with distinct local cultures and considerations.
Evolving social norms and emerging population risks associated with public health trends (such as an increase in obesity, metabolic syndrome and mental health deterioration) and demographic changes (such as population urbanisation and ageing), as well as potential migration or displacement due to factors including climate- and nature-related developments, may affect customer lifestyles and therefore may impact the level of claims and persistency under the Group’s insurance product offerings.
As a provider of insurance and investment services, the Group is increasingly focused on making its products more accessible through the use of digital services, technologies and distribution methods to customers. As a result, Prudential has access to extensive amounts of customer personal data, including data related to personal health, and an increasing ability to analyse and interpret this data through the use of complex tools, machine learning and AI technologies. The Group is therefore exposed to an increase in technology risk, including potential unintended consequences from algorithmic biases, as well as regulatory, ethical and reputational risks associated with customer data misuse or security breaches. These risks are explained in risk factors 2.4 and 2.5 above. The increasing digitalisation of products, services and processes may also result in new and unforeseen regulatory requirements and stakeholder expectations, including those relating to how the Group supports its customers through this transformation.

Failure to foster an inclusive, diverse and open environment for the Group’s employees in accordance with the Group Code of
Conduct could impact the ability to attract and/or retain employees and increase potential reputational risk. The business practices within the Group’s third-party supply chain and investee companies with regards to topics including labour standards, respect for human rights and modern slavery also expose the Group to potential reputational risk.
Insurers use the claims and risk profiles of different homogeneous customer cohorts such as age, gender and health status to determine the insurance premiums and/or charges. In some societal settings, insurers' ability to set differential premiums and/or charges may be viewed as an equitable and risk-based practice. In other societal settings, this may be viewed as discriminatory.
Failure to understand and manage these divergent views across the markets in which Prudential operates may adversely impact the financial condition and reputation of the Group.
cGovernance
A failure to maintain high standards of corporate governance may adversely impact the Group, its customers and its employees, increasing the risk of poor decision-making and inadequate oversight and management of key risks. Poor governance may arise where key governance committees lack independence, diversity, skills or experience among their members, or where oversight responsibilities and mandates are unclear or insufficient. Inadequate oversight over remuneration also increases the risk of poor senior management behaviour.
Prudential operates across multiple jurisdictions and has a group and subsidiary governance structure which may add further complexity to these considerations. Participation in joint ventures or partnerships where Prudential does not have direct overall control, along with the use of third-party service providers, increases the potential for reputational risks arising from inadequate governance.
The pace and volume of global standards and sustainability, environmental and climate-related regulations emerging across the markets in which the Group operates, the Group's goals of delivering on existing and new exclusions or restrictions on investments in certain sectors, engagements and reporting commitments, such as the International Sustainability Standards Board (ISSB)
standards for climate-related disclosures, and the demand for externally assured reporting may give rise to regulatory compliance, operational, disclosure and litigation risks, which may be increased by the multi-jurisdictional coordination required in adopting a consistent risk management approach. The launch of sustainability-focused funds or products, or the (method of) incorporation of sustainability considerations within the investment process for existing products, may increase the risks related to the perceived fulfilment of fiduciary duties to customers and investors by the Group’s appointed asset managers, and may subsequently increase regulatory compliance, customer conduct, product disclosure, litigation and reputational risks. Prudential’s voluntary memberships of, or participation within, industry organisations and groups or their initiatives may also increase stakeholder expectations of the
Group’s acquiescence or compliance with their publicised positions or aims.
The reputational and litigation risks of the Group may subsequently increase where the stated positions or aims of such industry organisations or their initiatives continue to evolve, or where jurisdictions interpret their objectives as adversely impacting on markets or consumers, including, for example, perceived conflicts with anti-trust laws. See risk factor 4.1 for details of sustainability including ESG and climate-related regulatory and supervisory developments with potential impacts for the Group.
Sustainability risks may directly or indirectly impact Prudential’s business and the achievement of its strategic focus on providing greater and more accessible health and financial protection, and responsible stewardship and investment within the markets in which the Group operates to support a just and inclusive transition and nature restoration. Such risks may also adversely impact
Prudential from meeting its objective of building a sustainable business that delivers a positive impact on its broad range of stakeholders, ranging from customers, institutional investors, employees and suppliers to policymakers, regulators, industry organisations and local communities. A failure to transparently implement the Group’s Sustainability Strategy across its local businesses and its operational, underwriting and investment activities, as well as a failure to implement and uphold responsible business conduct, may adversely impact the financial condition and reputation of the Group. This may also negatively impact the
Group’s stakeholders, who all have expectations, concerns and aims related to sustainability matters, which may differ, both within and across stakeholder groups and the markets in which the Group operates. In its investment activities, Prudential’s stakeholders increasingly have expectations of, and place reliance on, an approach to responsible investment that demonstrates how sustainability considerations are effectively integrated into investment decisions and the performance of fiduciary and stewardship duties. These duties include effective implementation of exclusions, voting and active engagement decisions with respect to investee companies, as both an asset owner and an asset manager, in line with internally defined procedures and external commitments. The increased demands and expectations of stakeholders for transparency and disclosure of the activities that support these duties further heighten disclosure risks for the Group, including those associated with potentially overstating or misstating the positive environmental or societal impacts of the Group’s activities, products and services (eg greenwashing).
4 Risks relating to legal and regulatory requirements
4.1 Prudential conducts its businesses subject to regulation and associated regulatory risks, including changes to the basis of regulatory supervision or intervention of the Group, the level of regulatory scrutiny arising from the Group’s reported events, the effects and pace of changes in the laws, regulations, policies, their interpretations and application, and any industry/ or accounting standards in the markets in which it operates.
Any non-compliance with laws, regulations, government policies, or common industry practices and standards or rules in the financial services and insurance sector (including those applicable to relevant companies, individuals or distributors) can adversely affect Prudential’s operations, licences or business continuity. In the markets in which Prudential operates, it is subject to regulatory requirements for ongoing business operations as well as obligations with respect to financial crime, including anti-
money laundering (AML), sanctions compliance, and anti-corruption and fraud, which may either impose obligations on the Group to act in a certain manner or restrict the way that the Group can act in respect of specified individuals, organisations, businesses, territories and/or governments. A failure to comply with such requirements may adversely impact the reputation of Prudential and/or result in the imposition of legal or regulatory penalties, heightened regulatory scrutiny or enforcement actions, or restrictions on the Group, including limitations on its ability to conduct business.
The impact from regulatory developments may also be material to Prudential; for instance, changes may be required to its product range, distribution channels, sales and servicing practices, data handling, operational processes, competitiveness, profitability, capital requirements, risk appetite and risk management approaches, corporate or governance structure, financial and non-
financial disclosures and reported results, and financing requirements. Regulatory changes and political influences may also impact the Group’s ability to reprice its products, particularly medical reimbursement products as observed in some markets that the
Group operates in. Changes in capital-related regulations may affect the sensitivity of capital to market factors and the allocation of capital and liquidity within the Group. Regulators may also change solvency requirements or methodologies for determining components of the regulatory or statutory balance sheet, including the reserves and the level of capital required to be held by individual businesses (with implications for the Group capital position). Other government interventions due to financial and global economic conditions may also lead to a tightened business operating environment and heightened regulatory scrutiny.
For internationally active groups such as Prudential, operating across multiple jurisdictions (including cross-border activities) may increase the complexity and volume of legal and regulatory compliance challenges. The multitude of laws and regulations in the jurisdictions in which Prudential operates is dynamic and may be subject to ongoing changes. Legal and regulatory obligations may also be unclear in their application to particular circumstances, which may affect Prudential’s ability to enforce the Group’s rights in the manner intended and reduce predictability for Prudential’s business operations. Compliance with Prudential’s legal or regulatory obligations, including those in respect of international sanctions, sustainability efforts and human resources practices, in one jurisdiction may conflict with the law or policy objectives of another jurisdiction, or may be seen as supporting the law or policy objectives of that jurisdiction over another, creating additional legal, regulatory compliance and reputational risks for the
Group. Geopolitical and global tensions may also lead to realignment among blocs, or challenging supply chains, which may lead to an increase in the volume and complexity of international sanctions or controls. These risks may be increased where uncertainty exists as to the scope of regulatory requirements and obligations, and where the complexity of specific cases applicable to the
Group is high.
Further information on specific areas of regulatory and supervisory requirements or changes is included below.
aGroup-wide Supervision (GWS) regulatory framework
The Hong Kong Insurance Authority (Hong Kong IA) is the Group-wide supervisor for Prudential. The Group is subject to the Hong
Kong IA's GWS Framework, which is principles-based and outcome-focused, allowing the Hong Kong IA to exercise direct regulatory powers over the designated holding companies of multinational insurance groups. Prudential has in place various monitoring mechanisms and controls to ensure ongoing compliance and to promote constructive engagement with the Hong Kong
IA as its Group-wide supervisor.
bThe Group's regulatory landscape
In 2025, the Hong Kong IA and regulators in the markets in which Prudential operates continued to focus on customer protection and the resilience of the insurance industry. New mandates and guidelines were issued in several markets whereby industry participants are required to assess, monitor and manage non-financial, financial and sustainability risks. Business conduct and consumer protection remain the priority for regulators, with emphases on products, sales, servicing and data protection expectations, as well as operational resilience, investment management, third-party management and technology risk management.
Major regulatory changes and reforms are in progress in some of the Group’s key markets, with some uncertainty regarding the full impact on Prudential:
–In Hong Kong, the Hong Kong IA continued to strengthen customer protection in the management of participating businesses throughout 2025, including the implementation of an illustration rate cap for participating policies, updated remuneration structures for intermediaries, and supervision of product fulfilment ratios. Mitigating unlicensed activities and sales conduct remain key priorities.
–In Mainland China, the National Financial Regulatory Administration continues to enhance its supervision of the market through comprehensive inspections and enforcement actions. In 2025, regulatory developments in the financial sector continued to evolve, including updated regulations or initiatives related to market conduct, product governance, compliance management, and enforcement methodologies, potentially increasing the risk exposure of industry players.
–In Singapore, the Monetary Authority of Singapore (MAS) introduced new requirements for financial institutions aimed at strengthening the management of third parties, technology, and cybersecurity. These enhanced regulations require robust risk management, strengthened controls, and effective recovery procedures, supported by the implementation of appropriate mechanisms. The regulators also introduced mandatory product design changes to Shield medical insurance riders with the publicly stated expectation that premiums will be reduced by approximately 30% as a result.
–In Malaysia, Bank Negara Malaysia (BNM) initiated revised capital adequacy requirements aimed at improving risk-based capital measurements and reporting, scheduled to take effect in 2027. In addition, BNM introduced new regulatory changes for health products, including those relating to customer journey and affordability. Heightened BNM supervision is expected to continue in the medical insurance sector.
–In Indonesia, regulatory oversight of the insurance industry remains a key priority, guided by the Otoritas Jasa Keuangan (OJK)
five-year regulatory roadmap in place since 2023, aimed at enhancing customer protection and covering other aspects such as agent licensing, data, capital, products, actuarial matters, reporting, risk management and operational controls.
–In Vietnam, following significant insurance regulatory changes and industry reform since 2023, the insurance sector has been stabilising, with enhanced expectations regarding customer protection, intermediary management, and data privacy controls.
–In Thailand, the regulatory environment continues to evolve with proposed legislative reforms to strengthen corporate governance, risk-based capital requirements, and financial stability in the insurance sector.
–In Taiwan, the regulator has introduced a new Insurance Capital Standard, effective from 1 January 2026, with more risk‑sensitive and internationally aligned solvency requirements.
–In the Philippines, regulatory developments under Philippine Financial Reporting Standard 17, introduced in 2024 to enhance transparency and comparability in financial reporting, are set for full implementation in January 2027. These changes will include a new Quantitative Impact Assessment (QIA) and quarterly status updates in local regulatory filing from 2025 onwards, as well as implications for capital management.
–In India, the Insurance Regulatory and Development Authority of India (IRDAI) continues to promote the governance and use of technology to transform the insurance landscape in the country. In addition, the IRDAI is planning to introduce risk-based capital requirements.
Furthermore, the growing adoption of technology, digital services and AI across the industry has introduced new and unforeseen regulatory requirements and issues, including heightened expectations regarding the use of AI, as well as other resilience-related concerns such as data security, privacy and cyber resilience. These regulatory developments are being actively monitored and addressed as necessary.
The pace and volume of sustainability-related regulatory changes, including ESG and climate-related changes, are also increasing.
Regulators in Hong Kong, Singapore, Malaysia, Taiwan, Indonesia, Philippines, Thailand, Mainland China and the UK are either in the process of initiating or have developed supervisory and disclosure requirements or guidelines related to environmental and climate change risk management. With international standard setters, such as the ISSB, progressing with global sustainability and climate-related disclosure requirements, local jurisdictions are considering adopting and, in some cases, mandating implementation. In 2025, the Stock Exchange of Hong Kong, the Singapore Exchange, the Securities Commission of Malaysia and

Taiwan’s Financial Supervisory Commission incorporated IFRS climate-related disclosure standards into their reporting rules, while others announced roadmaps or began consultations to adopt these standards in the coming years. As local regulatory expectations continue to increase, we expect many frameworks to include relief mechanisms that allow local entities to rely on the parent company’s ISSB-aligned group disclosures, rather than preparing separate local disclosures, which should ease the regulatory burden on our operating companies. However, this interoperability may not always be seamless owing to regional variations in how the standards have been adapted, so the potential for overlapping reporting burdens across jurisdiction remains. Across Asia, sustainable finance taxonomies have been introduced in Hong Kong, Singapore, Malaysia, Indonesia, and Taiwan with efforts to support green investment. Recent high-profile examples of government and regulatory enforcement and civil actions against companies for misleading investors on sustainability and ESG-related information demonstrate that disclosure, reputational and litigation risks remain high and may increase, particularly as companies increase their disclosures or product offerings in this area.
Regulators and industry bodies, such as the UK Financial Conduct Authority, the European Commission (working with the
European Securities and Markets Authority, and the MAS have further established more prescriptive requirements and guidelines regarding the use of sustainability and ESG nomenclature in the labelling of investment products. These changes and developments may give rise to regulatory compliance, customer conduct, operational, reputational, and disclosure risks, requiring
Prudential to coordinate across multiple jurisdictions to apply a consistent risk management approach, which may prove difficult against the backdrop of contrary trends in the US.
A rapid pace and high volume of regulatory changes and interventions, and the swiftness of their application, including those driven by the financial services industry, have been observed in recent years across many of the markets in which the Group operates. The transformation and regulatory changes have the potential to introduce new, or increase existing, regulatory risks and supervisory interest, while increasing the complexity of ensuring concurrent regulatory compliance across markets driven by the potential for increased intra-group connectivity and dependencies. In jurisdictions with ongoing policy initiatives and regulatory developments that will impact the way Prudential is supervised, these developments are monitored at both market and Group level and inform the Group’s risk framework and engagement with regulators or supervisors, policymakers and industry groups.
cInternational insurance standards developments
The International Association of Insurance Supervisors (IAIS) sets global standards for the insurance sector, through the
Insurance Core Principles and the Common Framework (ComFrame). The Insurance Core Principles provide a broad framework for insurance supervision globally, while ComFrame offers additional, enhanced standards for the supervision of Internationally Active
Insurance Groups (IAIGs). These standards significantly influence group-wide regulatory frameworks such as the Hong Kong IA’s
GWS requirements, consequently impacting Prudential, which has been designated as an IAIG by the Hong Kong IA according to the criteria set out in IAIS’s ComFrame. The IAIS's standards and guidelines also play a crucial role in shaping regional regulations in many jurisdictions in which Prudential operates.
There are a number of ongoing global industry developments by the IAIS that could lead to new macroprudential, operational and conduct standards, resulting in additional burdens or adverse impacts on the Group and its business units. These developments cover the monitoring of key insurance risks and trends (including protection gaps), standards setting, and the assessment of standards implementation in the areas of systemic risk, the Insurance Capital Standard (ICS), insights for sustainability risk
(including climate risk), customer treatment and AI-related aspects specifically for the global insurance sector.
In November 2025, the Financial Stability Board (FSB), a global body that ensures international financial stability, reaffirmed its decision to use the IAIS’s Holistic Framework for the assessment and mitigation of systemic risk in the insurance sector. The FSB continues to publish an annual list of insurers that will be subject to resolution requirements, in order to provide transparency to market participants that the reported insurers and their regulators and supervisors are working to be better equipped to address stress or failure, and shows that the relevant authorities are working together across borders. The Holistic Framework also includes the Global Monitoring Exercise, which is a process for the identification of any build-up of systemic risk and the IAIS conducted a consultation with a revised document published on the Global Monitoring Exercise in 2025. Prudential continues to participate in the exercise. The IAIS also initiated a public consultation on draft revised application papers on recovery and resolution in November 2025. The MAS introduced a Domestic Systemically Important Insurers (D-SII) framework in Singapore effective from 1 January 2024 and has designated Prudential Assurance Company Singapore as a D-SII. In 2025, the Hong Kong
IA introduced a new framework for the classification of D-SIIs (entities whose failure will cause significant disruption to the local financial system in Hong Kong) and classified Prudential Corporation Asia Limited, which is the senior regulated entity within the
Group, as a D-SII. The MAS and the Hong Kong IA are expected to continue to align with the latest FSB and IAIS standards and guidelines relating to systemic risk.
The ICS was adopted by the IAIS in December 2024, and is a global, risk-based measure of capital adequacy for IAIGs as the quantitative element of IAIS’s ComFrame. The ICS will serve as a group-wide prescribed capital requirement, which is a solvency control level below which supervisors will intervene on group capital adequacy grounds. Prudential, as an IAIG, continues to work with the Hong Kong IA on the implementation of the ICS.
As a result, there remains a degree of uncertainty over the potential impact of ongoing global industry and regulatory developments across the Group.
dChanges in accounting standards and other principles to determine financial metrics
The Group’s financial statements are prepared in accordance with IFRS. In addition, the Group provides supplementary financial metrics prepared on alternative bases to discuss the performance and position of its business. Any changes or modification to IFRS accounting policies or the principles applied to determine the supplementary metrics may require a change in the way in which future results will be determined and/or a retrospective adjustment of reported results to ensure consistency. Furthermore, investors, rating agencies and other stakeholders may take time to gain familiarity with the revised results and to interpret the
Group’s business performance and dynamics. Such changes may also require systems, processes and controls to be updated and developed that, if not managed effectively, may increase the operational risk of the Group in the short term.
ePolicyholder protection schemes
Various jurisdictions in which Prudential operates have created policyholder protection schemes that require mandatory contributions from market participants in some instances in the event of a failure of a market participant. As a major participant in the majority of its chosen markets, circumstances could arise in which Prudential, along with other companies, may be required to make such contributions.

4.2 The Group and its intermediaries may conduct business in a way that adversely impacts the fair treatment of customers, which could negatively affect Prudential’s business, financial condition, result of operations and prospects, as well as its relations with current and potential customers and its reputation.
At any stage of the customer and product life cycle, the Group or its intermediaries may conduct business in a way that adversely impacts customer outcomes and the fair treatment of customers (‘conduct risk’). This may arise through a failure to design, provide and promote suitable products and services to customers that meet their needs, are clearly explained or deliver real value, provide and promote a high standard of customer service, appropriately and responsibly manage customer information, or appropriately handle and assess complaints. A failure to identify or implement appropriate governance and management of conduct risk may result in harm to customers and regulatory sanctions and restrictions, and may adversely impact Prudential’s reputation and brand, its ability to attract and retain customers, its competitiveness, and its ability to deliver on its long-term strategy. There is an increased focus by regulators and supervisors on customer protection, suitability and inclusion across the markets in which the Group operates, thereby increasing regulatory compliance and reputational risks to the Group in the event the Group is unable to effectively implement the regulatory changes and reforms.
Prudential is, and in the future may continue to be, subject to legal and regulatory actions in the ordinary course of its business on matters relevant to product sales (including sales distribution practices and product suitability) and the delivery of customer outcomes. Such actions relate, and could in the future relate, to the application of current regulations or the failure to implement new regulations, regulatory reviews of broader industry practices and products sold in the past under acceptable industry or market practices at the time (including in relation to lines of business that are no longer active) and changes to the tax regime affecting products. Regulators may also focus on the approach that product providers use to select third-party distributors and to monitor the appropriateness of sales made by them and the responsibility of product providers for the deficiencies of third-party distributors.
4.3 Litigation, disputes and regulatory investigations may adversely affect Prudential’s business, financial condition, cash flows, results of operations and prospects
Prudential is, and may in the future be, subject to legal actions, disputes and regulatory investigations in various contexts, including in the ordinary course of its insurance, asset management and other business operations. These legal actions, disputes and investigations may relate to aspects of Prudential’s businesses and operations that are specific to Prudential, or that are common to companies that operate in Prudential’s markets. Legal actions and disputes may arise under contracts, regulations or from a course of conduct taken by Prudential, including individual claims, class action litigation, arbitration, enforcement proceedings and other regulatory or governmental actions including government investigations. Although Prudential believes that it has adequately provided in all material respects for the costs of known litigation and regulatory matters, no assurance can be provided that such provisions will be sufficient or that material new matters will not arise. Given the large or indeterminate amounts of damages sometimes sought, the possibility of fines, penalties, remediation costs or other sanctions and the inherent unpredictability of litigation and disputes, it is possible that an adverse outcome could have a negative effect on Prudential’s business, financial condition, cash flows, results of operations and prospects.
In addition, Prudential operates in some jurisdictions in which the legal framework for the enforcement of contracts can be unpredictable. As a consequence, the enforceability of legal obligations and their interpretation may change or be subject to inconsistent application, which could adversely affect Prudential’s legal rights.
4.4 Changes in tax legislation may result in adverse tax consequences for the Group’s business, financial condition, results of operations and prospects.
Tax rules, including those relating to the insurance industry, and their interpretation may change, possibly with retrospective effect, in any of the jurisdictions in which Prudential operates. Significant tax disputes with tax authorities, and any change in the tax status of any member of the Group or in taxation legislation or its scope or interpretation could affect Prudential’s business, financial condition, results of operations, and prospects.
The Organisation for Economic Co-operation and Development (OECD) is currently undertaking a project intended to modernise the global international tax system, commonly referred to as Base Erosion and Profit-Shifting 2.0. The project has two pillars. The first pillar is focused on the allocation of taxing rights between jurisdictions for in-scope multinational enterprises that sell cross-border goods and services into countries with little or no local physical presence. The second pillar is focused on developing a global minimum tax rate of
15 per cent applicable to in-scope multinational enterprises.
Based on the OECD statement issued on 8 October 2021, Prudential does not expect to be affected by proposals under the first pillar given they include an exemption for regulated financial services companies.
Under the second pillar, the OECD published detailed model rules in December 2021 for developing a global minimum tax rate of
15 per cent applicable to in-scope multinational enterprises, followed by detailed guidance in March 2022 and further sets of guidance each year, most recently in January 2026. Further guidance is expected. Several jurisdictions in which the Group has operations have implemented either a global minimum tax or a domestic minimum tax at a rate of 15 per cent, in line with the
OECD proposals, effective for either 2024 onwards or 2025 onwards. In June 2025, Hong Kong, where the Group’s ultimate parent entity is a tax resident, implemented both the global minimum tax and domestic minimum tax, effective from 1 January 2025.
This brings the Group into scope of the rules from 2025 onwards.
In compliance with the relevant IFRS accounting standard, the Group will separately disclose any amount of global minimum tax included in the Group’s IFRS tax charge for the relevant accounting period. The rules are complex and require calculations to be undertaken at jurisdiction level aggregating all in-scope entities in that jurisdiction into a single calculation. The design of the rules when applied to Prudential means that a global minimum tax is most likely to arise, and could have an adverse impact on the
Group’s business, financial condition, results of operations and prospects, in periods where there is positive investment performance in jurisdictions whose domestic corporate income tax regimes have features favouring certain types of investment.

Supervision and regulation of Prudential
Prudential has insurance and investment operations in Asia and Africa, and is subject to applicable material insurance and other financial services regulations discussed below.
The Hong Kong Insurance Authority (Hong Kong IA) is the Group-wide supervisor for Prudential. The Hong Kong IA’s GWS
Framework applies a principles-based and outcome-focused approach and allows the Hong Kong IA to exercise direct regulatory powers over the designated holding companies of international insurance groups as authorised by the Insurance Ordinance
(Cap.41) of the Hong Kong Special Administrative Region of the People's Republic of China with details specified under ‘GL32:
Guideline on Group Supervision’ issued by the Hong Kong IA. Prudential also applies the Insurance (Group Capital) Rules issued by the Hong Kong IA to determine group regulatory capital requirements (both minimum and prescribed levels). Further information is provided in the ‘Explanation of Performance and Other Financial Measures’ section and in note I(i) of Additional Unaudited
Financial Information. Prudential’s individual insurance and asset management businesses are supervised at a local entity level and local statutory capital requirements apply. For more detailed information on the framework of local capital requirements, see note C9 of the Consolidated Financial Statements.
Global regulatory and geopolitical developments and trends
Prudential operates in highly regulated markets, and as the nature and focus of regulations and laws evolve, the complexity of regulatory compliance continues to increase and represents a challenge for international businesses.
Regulatory focus on the financial services industry remains broad and often concurrent across jurisdictions. In 2025, the Hong
Kong IA and regulators in the markets in which Prudential operates continued to focus on customer protection and the resilience of the insurance industry, including the management of business practices and operational soundness with appropriate governance and controls. New or expanded mandates and guidelines were issued in several markets whereby industry participants are required to assess, monitor and manage non-financial, financial and sustainability risks.
Business conduct and consumer protection remain the priority for regulators, with emphasis on products, sales, servicing and data protection expectations, as well as various operational processes including resilience, investment management, third-party management and technology risk management. Additionally, the increasing use of technology, digital and artificial intelligence (AI)
across the industry has led to new regulatory requirements and issues, including expectations regarding the governance and ethical use of AI as well as other resilience-related aspects such as data security, privacy and cyber resilience. Prudential falls within the scope of these conduct and resilience-related regulations, requiring that regulatory developments are appropriately addressed.
Further, the International Association of Insurance Supervisors (IAIS) sets international standards for the global insurance sector, through the Insurance Core Principles (ICPs) and the Common Framework (ComFrame). The ICPs provide a broad framework for insurance supervision globally, while ComFrame offers additional, specific standards for the supervision of Internationally Active
Insurance Groups (IAIGs). These standards significantly influence group-wide regulatory frameworks such as the Hong Kong IA’s
GWS requirements, consequently impacting Prudential, which has been designated as an IAIG by the Hong Kong IA according to the criteria set out in IAIS’s ComFrame. The IAIS's standards and guidelines also play a crucial role in shaping regional regulations in many jurisdictions in which Prudential operates. There are a number of ongoing standards initiated by the IAIS that could lead to additional macroprudential and conduct requirements that could result in additional burdens or adverse impacts on the Group and its business units. These developments cover monitoring key insurance risks and trends, including protection gaps, setting standards and providing guidance, assessing the implementation of standards in the areas of systemic risk, the Insurance Capital
Standard (ICS), sustainability risk (including climate risk), and cyber and AI-related risks in the global insurance sector.
The pace and high volume of regulatory changes and interventions, and the swiftness of their application, including those driven by the financial services industry, have been observed in recent years across many of the markets in which the Group operates.
The transformation and regulatory changes have the potential to introduce new, or increase existing, regulatory risks and supervisory interest, while increasing the complexity of ensuring concurrent regulatory compliance across markets driven by the potential for increased intra-group connectivity and dependencies. In jurisdictions with ongoing policy initiatives and regulatory developments that will impact the way Prudential is supervised, these developments are monitored at both market and Group level and inform the Group’s risk framework. Recurring engagement with principal regulators, policymakers, standard setters and industry groups are in place to proactively navigate the regulatory landscape and continuously detect emerging risks.
Other ongoing risk management and mitigation of regulatory risk at Prudential includes a comprehensive set of compliance and financial crime controls, including policies, procedures, risk management measures, monitoring and reporting protocols, disclosures and training, to ensure ongoing adherence to active and newly issued regulatory obligations.
In 2025, Prudential operated against a highly uncertain macroeconomic and geopolitical backdrop. The US combined a broader protectionist trade stance with elevated market volatility; Moody’s downgraded the US to Aa1 and Treasury yields fluctuated higher through part of the year even as the Federal Reserve delivered three rate cuts and signalled a cautious outlook. Mainland
China faced slowing growth, a prolonged property downturn, and benchmark yields near historical lows, while US–ASEAN tariff negotiations underscored fragmentation risks for global supply chains. These conditions remain material to the Group, potentially increasing operational disruption, regulatory (including sanctions) exposure, and financial‑market risks, with implications for sales, distribution, and reputation.
Climate Change and Sustainability
Global and regional regulators are accelerating sustainability and climate disclosure requirements, with Hong Kong, Singapore,
Malaysia and Taiwan adopting IFRS Sustainability Standards and tightening rules on product labelling to curb greenwashing.
International bodies (ISSB, TNFD) are driving convergence, while enforcement actions highlight rising compliance, reputational and litigation risks. Prudential continues to apply a consistent cross‑jurisdictional approach to manage these developments.
The Group continues to actively engage with, and respond to, discussions, consultations and supervisory information-
gathering exercises. Details of the Group’s sustainability-related risks are included in the disclosure on Risk Factors. The
Group continues to leverage and share its Group-wide experience and knowledge with its local businesses on their sustainability policies and approaches, both to provide support as well as to help drive consistency across Prudential’s businesses. The Group Risk Framework continues to be critically evaluated to ensure that sustainability-related risks to the Group, and the external impact from the Group’s activities, are appropriately captured.

Financial crime
In each of the markets in which it operates, Prudential is subject to regulatory requirements and obligations with respect to financial crime including anti-money laundering (AML), anti-bribery and corruption, and sanctions compliance, which may either impose obligations on the Group to act in a certain manner or restrict the way that it can act in respect of specified individuals, organisations, businesses, jurisdictions and/or governments. The Group has appropriate systems and controls to mitigate financial crime risks, including sanctions and anti-bribery and corruption, and it examines these on an ongoing basis as part of its proactive supervision agenda.
Prudential in Asia
Regulators, laws and major regulations of insurance business
Prudential in Asia operates in highly regulated markets and under the ever-evolving requirements and expectations of diverse and dynamic regulatory, legal and tax regimes which may impact its business or the way the business is conducted. The businesses are subject to all relevant local regulatory and supervisory schemes. These laws and regulations vary from jurisdiction to jurisdiction, but it is the local regulators that typically grant (or revoke) licences and therefore control the ability to operate a business.
The Hong Kong IA developed its GWS Framework for multinational insurance groups under its supervision based on a principle-
based and outcome-focused approach, which enables the Hong Kong IA to exercise regulatory powers over the designated holding companies of multinational insurance groups. The GWS Framework became effective for Prudential upon designation by the Hong
Kong IA in May 2021. Prudential has put in place ongoing controls and monitoring mechanisms to ensure ongoing compliance with requirements of the Group-wide supervisor. In 2025, the Hong Kong IA introduced a new Domestic Systemically Important Insurer
(D-SII) framework to enhance the stability of Hong Kong’s financial system, with Prudential also classified as one of the first two
D-SIIs. The Group is monitoring the actual obligations that are currently being developed by the Hong Kong IA.
The complexity of legal and regulatory (including sanctions) compliance continues to evolve and increase in Asia, where economies in the region are in various phases of maturity, which also represents a challenge for international businesses. In general
(although there are exceptions), regulators in developing economies continue to build the regulatory framework relevant to their level of economic development. Increasing regulatory developments in the region will continue to affect Prudential’s Asia businesses. At the same time, the global geopolitical tensions described under the “Global regulatory and geopolitical developments and trends” section have also posed uncertainties and complexity in regulatory compliance for Prudential’s businesses in some of the jurisdictions. The Group has in place appropriate frameworks designed to continuously monitor and deal with the various regulatory concerns.
Consistent with the global trend, the central issues for the Group's regulators in various Asia markets throughout 2025 continued
to be efforts to ensure the financial resilience of the insurance industry (including to address solvency and capital demands), the protection of customers that are relevant to product and service performance, and operational soundness with appropriate governance, controls and resilience. Efforts were made and new regulations and guidelines were continuously issued in a number of markets to assist and require the industry to assess, monitor and manage non-financial and financial risks, including insurance risk, capital and solvency. Business conduct and consumer protection continue to be a key priority for regulators in Asia. The regulatory developments in the region are consistent with those described under the ‘Global regulatory and geopolitical developments and trends’ section.
Significant additional details of the regulatory regimes, to which Prudential’s Asia insurance operations are subject, are discussed below:
Hong Kong
Prudential currently operates two subsidiaries in Hong Kong for life (Prudential Hong Kong Limited) and general (Prudential
General Insurance Hong Kong Limited) insurance businesses, with both entities now fully under the regulatory regime of the Hong
Kong IA. The sale of mandatory pensions by agents is regulated by the Mandatory Provident Fund (MPF) Schemes Authority which supervises the MPF intermediaries. Investment-linked insurance and voluntary health insurance schemes manufactured by local insurers are also required to obtain approvals respectively from the Securities and Futures Commission and the Health Bureau,
before launching of such businesses or new products.
The Hong Kong IA has in place comprehensive regulations covering all aspects of the insurance customer lifecycle. The regulator continued to strengthen customer protection in the management of participating businesses throughout 2025, including the implementation of an illustration rate cap for participating policies, an updated remuneration structure for intermediaries, and supervision of product fulfilment ratios. Mitigation of unlicenced activities and sales conduct remained their 2025 priorities.
Singapore
Prudential Assurance Company Singapore (Pte.) Limited is registered with the Monetary Authority of Singapore (MAS) to design and sell life, accident and health insurance products pursuant to the Insurance Act and Financial Advisers Act.
Under the Insurance Act, MAS is responsible for insurance regulation and supervision of insurance companies. MAS has detailed regulatory frameworks to govern insurance companies and the distribution of insurance products in Singapore. MAS regulations cover, inter alia, product development, pricing and management of insurance products, market conduct standards, investments undertaken, public disclosure requirements, reinsurance management, maximum representatives tier structure, loans and advances and product disclosure. MAS also issues directions and regulations for the prevention of money laundering and to counter financing terrorism. This is in addition to the general AML law under which suspicious transactions must also be notified to the Commercial Affairs Department, an enforcement agency of the Singapore Police Force.
The Financial Adviser Act gives MAS the authority to regulate and supervise all financial advisory activities conducted by insurance companies. The MAS regulation covers, among other things, the appointment, training and remunerations of representatives, disciplinary action, mandatory disclosure to clients, sales and recommendations process on investment products, replacement
(switching) of investment products and fair dealings with customers. Mandatory disclosure to clients covers both product information and basic data about the representatives and the firm.
In 2025, MAS introduced new requirements for financial institutions aimed at strengthening the management of third parties, technology, and cybersecurity. These enhanced regulations require robust risk management, improved controls, and effective recovery procedures, along with the implementation of appropriate mechanisms. A consultation related to Artificial Intelligence
Risk Management is also underway.

Indonesia
PT. Prudential Life Assurance and its subsidiary PT Prudential Sharia Life Assurance are authorised to carry out long-term insurance business in Indonesia. Prudential’s operations in Indonesia are authorised to distribute life insurance products based on either conventional or Syariah principles, through agency, bancassurance (including direct marketing) and other alternate distribution channels.
The financial regulatory regime in Indonesia operates on a ‘twin peaks’ model with the Financial Services Authority of Indonesia, the Otoritas Jasa Keuangan (OJK) responsible for microprudential supervision and Bank Indonesia retaining its macroprudential responsibilities. The implementation of AML controls in the insurance industry is monitored by the Indonesian Financial Transaction
Reports and Analysis Center.
General supervisory focus on insurer governance has increased, in particular on the autonomy of decision-making of local insurers.
In 2023, the OJK issued its five-year industry roadmap with plans to establish an insurance industry that is healthy, efficient, high integrity, strengthens consumer and community protection, and supports national growth. The roadmap has covered areas comprehensively to enhance policyholder protection as well as other aspects on licensing, data, capital, products, actuarial, risk, reporting and operational controls. The implementation of this roadmap is ongoing till 2027, with continual emphasis in 2025 on customer protection, financial soundness, IFRS 17 implementation and health insurance, etc.
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
Prudential BSN Takaful Berhad (Prudential Takaful, a Prudential joint venture with Bank Simpanan Nasional) is a Takaful insurer in
Malaysia.
The Takaful business in Malaysia is regulated by BNM. In addition, Prudential Takaful is also a member of the Malaysian Takaful
Association, an association for Takaful operators that seeks to improve industry self-regulation through uniformity in market practice and to promote a higher level of co-operation within the industry.
The BNM introduced new regulatory changes in 2025 with varying degrees of implications on health products, including customer journey and affordability. Increasing BNM supervision is expected to continue in the medical insurance areas. The regulator has also initiated an Open Finance initiative (under consultation) that is proposing a consent-based framework that gives customers explicit control over how their financial data is shared across the financial sector. The rollout is expected to begin with banks, with insurers joining in later phases likely from 2028, subject to final confirmation after consultation.
Mainland China
CITIC-Prudential Life Insurance Company Limited, Prudential’s joint venture with CITIC in which Prudential has a 50 per cent share, is authorised to conduct life insurance business in China.
The body responsible for regulation of the insurance sector is the National Financial Regulatory Administration (NFRA), which is the official body authorised in Mainland China to conduct the administration, supervision and regulation of the Chinese insurance market since May 2023 and to ensure that insurers operate in a stable manner in compliance with the law.
In 2025, the regulator continues to enhance its supervision of the market through comprehensive inspections and enforcement actions. Regulatory developments in the financial sector continue to evolve, including updated regulations or initiatives in 2025 related to market conduct, product governance, compliance management, rating and enforcement methodologies, with implications for industry players.
Thailand
Prudential Life Assurance (Thailand) Public Company Limited carries out life insurance business in Thailand. The Office of
Insurance Commission, under the supervision of the Ministry of Finance, regulates insurers, brokers and agents. The sale of unit linked products are regulated by the Thailand Securities and Exchange Commission. The main regulation regarding AML in
Thailand is the Anti-Money Laundering Act of 1999 (AMLA). The Anti-Money Laundering Office was also established upon the enactment of the AMLA as a state agency responsible for enforcing the AMLA and anti-terrorism funding regulations, as well as reviewing related regulatory standards.
The regulatory environment continues to evolve with proposed legislative reforms to strengthen corporate governance, risk-based capital requirements, sustainability and financial stability in the insurance sector.
Vietnam
Prudential Vietnam Assurance Private Limited is licensed and regulated by the Ministry of Finance (MoF) as a life insurance company. An insurance company is not permitted to operate both life and non-life insurance at the same time, except in the case of a life insurance company that offers personal health and protection care insurance as a supplement to life insurance.
The Insurance Supervision Authority of the MoF Vietnam specifically undertakes the supervision of insurance companies. The fundamental principles of the operation of insurance companies are set out in the Insurance Business Law. While the amended
Law took effect on 1 January 2023, it also contains provisions on risk-based capital (RBC), with a five-year grace period. Further, following the significant insurance regulatory changes introduced within the past 24 months, the insurance sector has been stabilising and transitioning to a heightened regulatory landscape, including adapting to enhanced customer protection, intermediary management, and data privacy controls across the market in the period of 2025.
AML controls in the insurance industry are monitored by the Anti-Money Laundering Department under the Banking Inspectorate and Supervision Department of the State Bank of Vietnam.

Other markets

Market	Operation	Key regulator	AML Reporting Agency
Cambodia	Prudential (Cambodia) Life Assurance PLC	Insurance Regulator of Cambodia (under the Non-Banking Financial Service Authority)	Cambodian Financial Intelligence Unit
India	ICICI Prudential Life Insurance Company Limited	Insurance Regulatory and Development Authority of India (IRDAI)	Financial Intelligence Unit - India (under the Ministry of Finance)
Laos	Prudential Life Assurance (Lao) Company Limited	Ministry of Finance and its regulatory unit, Department of Government Investment Enterprise and Insurance Management Authority (DSI)	Anti-Money Laundering Intelligence Office (AMLIO)
Myanmar	Prudential Myanmar Life Insurance Company Limited	Financial Regulatory Department (under the Ministry of Planning and Finance (MoPF))	Myanmar Financial Intelligence Unit
The Philippines	Pru Life Insurance Corporation of UK	Insurance Commission (IC)	Anti-Money Laundering Council (AMLC)
Taiwan	PCA Life Assurance Company Limited	Financial Supervisory Commission (FSC)	Financial Intelligence Unit, Taiwan
In India, the IRDAI continues to promote the use of technology to transform the insurance landscape in the country. Also, the
IRDAI is planning to introduce risk-based capital requirements. These changes will unfold over time and will be influenced by various factors including the overall economic environment, consumer behaviour, and technological advancements.
In addition, the Taiwan regulator has introduced new Insurance Capital Standard with effect from 1 January 2026 with more risk‑sensitive and internationally aligned solvency requirements.
Regulation of investment and fund management businesses and other regulated operations
Prudential conducts investment and fund management businesses through subsidiaries or joint ventures (JVs) in Asia in Hong
Kong, Japan, Taiwan, Mainland China, India, Singapore, Malaysia, Vietnam, Thailand and Indonesia. Eastspring Investments also has a presence in Luxembourg and the US. All operations are authorised and licensed by the relevant authorities in the respective markets. Depending on the licensing regime in the respective jurisdiction, Eastspring entities are generally authorised to conduct fund/investment management and investment advisory activities for both retail and institutional funds. In addition, two of the JV companies are licensed to provide trust services to funds. Further, Prudential Investment Management Pte Ltd also commenced operations in March 2024 to provide investment advice solely to Prudential’s intra-Group insurance entities on strategic asset allocation and conducting due diligence on fund managers and fund products.
Significant additional details of the regulatory regimes, to which Prudential’s Asia asset management operations are subject, are included below.
Singapore
Eastspring Singapore is regulated by the Monetary Authority of Singapore (MAS). The Company holds a Capital Markets Services
Licence under the Securities and Futures Act, Cap 286 to conduct the following regulated activities: (a) fund management and
(b) dealing in Capital Market Products.
Eastspring Singapore is also an exempt financial adviser under the Financial Advisers Act 2001.
In addition, Eastspring Singapore holds other registrations outside of Singapore, including the Registered Investment Adviser with the United States Securities and Exchange Commission (US SEC), Foreign Portfolio Investor (FPI) registration under the Securities and Exchange Board of India and the Renminbi Qualified Foreign Institutional Investors with the China Securities Regulatory
Commission (CSRC). As such, the US SEC and CSRC regulations relevant to these registrations apply to Eastspring Singapore.
Furthermore, Eastspring Singapore is the appointed fund manager and global distributor of the Eastspring Investments
Luxembourg Société d'Investissement à Capital Variable (SICAV) funds. Accordingly, the UCITS regulations issued by the
Commission de Surveillance du Secteur Financier (CSSF) and certain requirements by the European Union (EU) and European
Securities and Markets Authority (ESMA) are relevant to Eastspring Singapore in relation to its SICAV appointed fund manager and global distributor roles.
Key regulatory developments effected in 2025 included the revised MAS reporting requirements for the supervisory survey
(Quarterly Data Collection) that will take effect for the Dec 2025 data collection; newly issued MAS Circular on Governance and
Management of Variable Capital Companies; and newly introduced MAS Guidelines on Standards of Conduct for Digital Advertising
Activities. The aim behind the digital advertising guidelines is to strengthen governance and accountability of financial institutions in managing their digital advertising activities, especially on social media platforms.
Prudential Investment Management Pte Ltd is similarly regulated by the Monetary Authority of Singapore. The Company holds a
Capital Markets Services Licence under the Securities and Futures Act 2001 to conduct the regulated activities of fund management. The Company does not manage portfolios on a discretionary basis or offer any fund products.
India
ICICI Prudential Asset Management Company and ICICI Prudential Trust are Prudential’s two asset management related JVs with
ICICI Bank Limited. These two entities are registered with the Securities and Exchange Board of India (SEBI) to perform asset management activities and to act as trustees to funds registered with SEBI respectively. On 19 December 2025, ICICI Prudential
Asset Management Company Ltd has successfully been listed on the Bombay Stock Exchange and National Stock Exchange of
India.
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

Malaysia
Eastspring Investments Berhad (EIMY) and Eastspring Al-Wara’ Investments Berhad are primarily regulated by the Securities
Commission Malaysia. EIMY is also a reporting institution under the Anti-Money Laundering, Anti-Terrorism Financing and Proceeds
of Unlawful Activities Act 2001 and is bound by BNM requirements. In addition, EIMY is a member of the Federation of Investment
Managers Malaysia (FIMM), a self-regulatory organisation for the unit trust industry. FIMM regulates its members while ensuring that investors are protected and public interests are upheld.
Thailand
Eastspring Asset Management (Thailand) Co. Ltd., Prudential's majority owned subsidiary, is an investment management company regulated by the Securities and Exchange Commission of Thailand (TSEC). It is licensed to conduct fund management and investment advisory services.
The core obligation of the TSEC as prescribed by the Securities and Exchange Act is to carry out supervision. The TSEC has the responsibility to issue rules and regulations, ensure compliance and pursue enforcement in case of violations. In order to create an effective supervisory mechanism and sustainable capital market, the TSEC has moved towards more principles-based regulations and self-discipline among practitioners by issuing preventive regulations, conducting monitoring activities, imposing enforcement actions and providing supportive measures to improve regulatory standards and practices within the financial industry.
Mainland China
Eastspring Overseas Investment Fund Management (Shanghai) Company Limited and Eastspring Investment Fund Management
(Shanghai) Company Limited, both Eastspring subsidiaries, as well as CITIC-Prudential Fund Management, Prudential’s asset management joint venture with CITIC Trust, and its subsidiary, Shanghai CPE Asset Management Company, are governed by the
CSRC. The duties of CSRC include the formulation and development of policies, rules and regulations for the securities and futures markets as well as to perform regulatory supervision over the management and the managerial officials of the relevant companies.
In addition, these entities need to abide by the self-regulatory rules established by the Asset Management Association of China, covering private investment fund management institutions, fund products, qualified investors, fund custody, fund sales, fund investment, information disclosure, accounting, fund valuation and outsourcing of services.
Other key regulators
Other key regulators for investment and fund management businesses are as follows:

Market	Operation	Key regulator
Hong Kong	Eastspring Investments (Hong Kong) Limited	Securities and Futures Commission (SFC)
Indonesia	PT Eastspring Investments Indonesia	Otoritas Jasa Keuangan (OJK)
Japan	Eastspring Investments Limited	Japan Financial Services Agency (JFSA)
Luxembourg	Eastspring Investments (Luxembourg) S.A.	Commission de Surveillance du Secteur Financier (CSSF)
Taiwan	Eastspring Securities Investment Trust Co. Ltd.	Financial Supervisory Commission Republic of China (Taiwan) (FSC) Securities Investment Trust & Consulting Association (SITCA)
United States	Eastspring Investments Inc.	Securities Exchange Commission (US SEC) Financial Industry Regulatory Authority (FINRA)
Vietnam	Eastspring Investments Fund Management Company	State Securities Commission of Vietnam (SSC)

Prudential in Africa
Prudential has operations in Ghana, Kenya, Uganda, Zambia and Nigeria. The regulatory landscape in these jurisdictions continues to evolve and regulators are introducing new laws and regulations to continuously strengthen the licensing, market conduct and financial-related regulatory requirements, and to develop a safe and stable insurance industry and deepen insurance penetration.
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
During the twelve-month period ended 31 December 2025, Prudential’s non-US affiliates had contractual relationships with twenty-five persons sanctioned by the Office of Foreign Assets Control (OFAC) of the US Department of Treasury in relation to
Iran, terrorism, proliferation of weapons of mass destruction and trading with North Korea. These persons took out insurance policies with premiums totalling $211,277 with Prudential’s affiliates located in Asia before the relevant sanctions designations became effective. The contracts were entered into in compliance with laws and regulations applicable to the relevant affiliates at the time they were entered into. None of the Prudential non-US affiliates is a US person. Fourteen of these twenty-five relationships were terminated, while the remaining eleven remain in force and are in compliance with local laws and regulations.
Premiums received on these insurance policies were negligible relative to the total premium generated in 2025. As the provisioning of insurance liabilities is undertaken on a portfolio basis, it is not practical to estimate the net profits attributable to these contracts. Prudential does not intend to engage in any new business dealings with these sanctioned individuals.

Governance
Governance at a glance
Governance highlights
Capital management
–Reviewed and refined capital allocation framework
including commitment to recurring capital returns of
$1.1 billion over 2026-2027; and
–Considered and approved the IPO of ICICI Prudential
Asset Management Company including the
distribution of proceeds to shareholders.
Succession planning
–Process to identify potential Chair successors, led
by the Senior Independent Director (SID) and
supported by the Nomination & Governance
Committee, leading to announcement of
appointment of Chair-Designate in January 2026.
Board and Committee
composition changes
Strategy
–Oversight of the delivery of the Group’s strategy announced in August 2023 and progress against the Group’s 2027 objectives; and
–Considering the framework for the development of the Group’s long-term strategy beyond 2027.
March 2026:
–Sir Douglas Flint appointed
as Non-executive Director
and Chair-Designate.  He
also joined the Nomination &
Governance Committee and
the Remuneration
Committee.
Business operations
–Overseeing ongoing delivery of double-digit growth; and
–Spent time with local leadership and top talent from the Indonesia teams as part of the Board’s ongoing commitment to understanding the local business environment and operational context.
October 2025
–Amy Yip retired from the
Board.
July 2025
–Guido Fürer appointed as
Non-executive Director and
member of the Audit and
Risk Committees.
Stakeholders
Extensive shareholder
engagement by:
– the Chair and the SID in
connection with Chair
succession; and
–the Remuneration Committee
Chair ahead of presenting
the proposed Directors’
Remuneration Policy to
shareholders at the 2026 AGM.
Board performance
review
–Internal review confirmed
effective performance of the
Board and principal committees
and identified areas of focus for
2026.

Our leadership
Board of Directors
The Board establishes the purpose, values and strategy of the Group and promotes its long-term success for the benefit of our shareholders and other stakeholders. Our Board members bring a diverse range of skills and experience to support our strategy in our chosen markets.
Committee membership

Audit	Nomination & Governance	Remuneration	Risk	Sustainability	Committee Chair
Shriti Vadera (Age: 63)
Chair of the Board
Appointed to the Board:
May 2020
(Chair since January 2021)
Shriti was Chair of Santander UK Group Holdings, Senior Independent Director at BHP and a Non- executive Director of Astra
Zeneca. Between 2009 and 2014, she undertook a wide range of assignments, such as advising the South Korean Chair of the
G20, two European countries on the Eurozone and banking crisis, the African Development Bank on infrastructure financing and a number of global investors and sovereign wealth funds on strategy and economic and market developments.
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
Shriti holds a Bachelor’s degree in Philosophy, Politics and Economics from Oxford University.
Relevant skills and experience for Prudential
–Senior boardroom experience and leadership skills at complex organisations, including extensive experience in the financial services sector, with international operations and at the highest levels of international negotiations between governments and in multinational organisations.
–Wide-ranging and global experience in economics, public policy and strategy, as well as deep understanding and insight into global and emerging markets and the macro-political and economic environment.
Key appointments
–The Royal Shakespeare Company (Chair)
–Institute of International Finance (Board Member).
–World Bank Private Sector Investment Lab (Chair).

Sir Douglas Flint (Age: 70)
Chair Designate
Appointed to the Board: March 2026
Sir Douglas retired as Group Chair of HSBC Holdings plc in September 2017, having been appointed to that role in 2010.  For 15 years prior to that, he was HSBC's Group Finance Director, having joined from KPMG where he was a partner.
Sir Douglas has been Chair of Aberdeen Group Plc since January 2019 and will be stepping down on 28 April 2026, and Chair of IP
Group plc since November 2018 and will be stepping down from this role in June 2026.
He was also previously a non-executive director at BP plc from 2005-2011, Chairman of the Institute of International Finance from
June 2012 to December 2016, and a member of both the Mayor of Beijing's and the Mayor of Shanghai's International Business
Leaders' Advisory Boards.
Sir Douglas received his CBE in 2006 and knighthood in 2018 recognising his services to the finance industry.
Sir Douglas is a member of the Institute of Chartered Accountants of Scotland.
Relevant skills and experience for Prudential
–Senior boardroom experience including extensive experience leading global financial institutions.
–Deep knowledge of Asia, including Prudential’s key markets, and understanding of global finance.
Listed company directorships
–Aberdeen Group plc (Chair).
–IP Group plc (Chair).
Other key appointments
–The Royal Marsden NHS Foundation Trust and Charity (Chair).
–Monetary Authority of Singapore, Advisory Council (Member).
–Institute of International Finance (Board Member).
Anil Wadhwani (Age: 57)
Chief Executive Officer
Appointed to the Board:
February 2023
Prior to joining Prudential, Anil served as President and CEO of Manulife Asia where he successfully grew and transformed its diversified and multi-channel business with significant market share gains in many key markets and made it the company’s largest source of core earnings. Prior to this, he spent 25 years with Citi in Asia Pacific, EMEA and the US, in a number of consumer financial services roles. Anil holds a Master’s degree in Management Studies from the Somaiya Institute of Management Studies and a Bachelor’s degree in Commerce from the Narsee Monjee College of Commerce and Economics.
Relevant skills and experience for Prudential
–With more than 30 years of experience in markets around the world, Anil is a global financial leader with significant expertise, particularly in Asia.
–Anil has a proven track record of successful digital transformation, having led the modernisation of technology platforms across
13 markets in Asia in his role at Manulife.
Key appointments
–Monetary Authority of Singapore, Advisory Council (Member).
Jeremy Anderson (Age: 67)
Senior Independent Director

Appointed to the Board:
January 2020
(Senior Independent Director since May 2023)
Jeremy was formerly the Chair of Global Financial Services at KPMG International, having previously been in charge of its UK financial services practice and held roles including Head of Financial Services at KPMG Europe, Head of Clients and Markets KPMG
Europe and CEO of KPMG’s UK consulting business. Jeremy served as a member of the Group Management Board of Atos Origin and as Head of its UK operations. Jeremy also served on the board of the UK Commission for Employment and Skills.
Jeremy was awarded a CBE in 2005 for his services to employment. He holds a Bachelor’s degree in Science (Economics) from
University College London.

Relevant skills and experience for Prudential
–Substantial leadership experience in financial services in the UK, Asia and the US.
–More than 30 years of experience advising international companies on audit and risk management.
Listed company directorships
–UBS Group AG, including its subsidiary, UBS AG (Senior Independent Director and audit committee Chair).
Other key appointments
–Credit Suisse International (Non-executive Director).
–The Kingham Hill Trust (Trustee).
–The Productivity Group (Non-executive Director).
Arijit Basu (Age: 65)
Independent Non-executive Director
Appointed to the Board:
September 2022
Arijit retired as the Managing Director of State Bank of India (SBI) in September 2020 concluding a 40-year career, having joined in 1983. During his career, he held a number of senior positions at the bank across retail, corporate and international banking, business process re-engineering, IT and risk management. He was Managing Director and Chief Executive Officer of SBI Life
Insurance Company (a subsidiary of SBI), one of India’s leading life insurers, from 2014 until 2018, and took it public in 2017.
Since his retirement from SBI, Arijit has worked as a consultant, including advising the Life Insurance Corporation of India on its
2022 IPO.
Arijit is a certified associate of the Indian Institute of Bankers. He holds a Master’s degree in History and a Bachelor’s degree in
Economics from the University of Delhi.
Relevant skills and experience for Prudential
–Extensive experience in India's banking and insurance industries spanning nearly 40 years.
–Held high-profile leadership roles and gained broad operational experience from various senior positions within SBI.
Listed company directorships
–IndusInd Bank Limited (Non-executive Director and Chair).
Other key appointments
–Academic Council of the College of Supervisors, RBI (Chair).
–Peerless Hospitex Hospital and Research Center Ltd (Non-executive Director).
Chua Sock Koong (Age: 68)
Independent Non-executive Director
Appointed to the Board: May 2021
From 2007 to 2020, Sock Koong was Chief Executive Officer of Singapore Telecommunications Limited (Singtel), Asia’s leading communications technology group, having previously held a number of senior roles at the firm, including Treasurer, Chief
Executive Officer International and Group Chief Financial Officer. From April 2018 until March 2024, Sock Koong was a Non-
executive Director of Cap Vista Pte Ltd and, from March 2018 until March 2024, she was a Non-executive Director of the Defence
Science and Technology Agency.
Sock Koong is a Fellow Member of the Institute of Singapore Chartered Accountants and a Chartered Financial Analyst. She holds a Bachelor’s degree in Accountancy from the University of Singapore.
Relevant skills and experience for Prudential
–More than 30 years’ experience working in business leadership and operations with significant experience in the Asia market.
–Significant boardroom experience, having served in several C-suite roles throughout her career.
Listed company directorships
–Bharti Airtel Limited (Non-executive Director).
–Royal Philips NV (Non-executive Director).
–Ayala Corporation (Non-executive Director).
Other key appointments
–Dubai Financial Services Authority (Director).
–Singapore Securities Industry Council (Member).
–The Singapore Public Service Commission (Deputy Chair).
–The Singapore Council of Presidential Advisers (Member).

Guido Fürer (Age: 62)
Independent Non-executive Director
Appointed to the Board: July 2025
From 2012 to 2023 Guido was Group Chief Investment Officer and a member of the Group Executive Committee of Swiss Re
Group, heading up the Global Asset Management division.
During his 25-year career with the firm he also served as Country President, Swiss Re Switzerland from 2019 to 2023, chaired
Swiss Re’s Global Strategic Council, and its Zurich Pension Fund, and served as a Trustee of the Swiss Re Foundation. Prior to joining Swiss Re, Dr Fürer held leading positions at Swiss Bank Corp/O’Connor and Associates in options trading and capital markets.
Between 2018 and 2022, Guido was a non-executive director, and chaired the Group Risk Committee, of pan-Asian insurer FWD
Group, gaining insight into various key markets.
Guido has been a non-executive director of Swiss-headquartered insurance and banking group Baloise Holding Ltd since April 2024 and chair of its Risk & Investment Committee since April 2025. Since the merger of Baloise and Helvetia in December 2025, Guido has been a non-executive director of Helvetia Baloise Holding Ltd and chair of its Investment & Risk Committee.
Guido has a master’s degree in Economics and a doctorate in Financial Risk Management from the University of Zurich, where he is now Chair of the Advisory Board of the Department of Finance.
Relevant skills and experience for Prudential
–Over three decades of international experience across financial services, including key Asia markets.
–Extensive knowledge and expertise in asset management, insurance and asset-liability management.
Listed company directorships
–Helvetia Baloise Holding Ltd (Non-executive Director and Investment and Risk Committee chair).
Other key appointments
–Department of Finance, University of Zurich (Chair of the Advisory Board).
Ming Lu (Age: 67)
Independent Non-executive Director
Appointed to the Board:
May 2021
Ming is a Senior Advisory Partner at KKR, having previously been Executive Chairman, Asia Pacific at KKR Asia Limited and a
partner of Kohlberg Kravis Roberts & Co. L.P. He also serves as a member of the KKR Asian Private Equity Investment Committee and the KKR Asian Portfolio Management Committee. Ming has played a significant role in private equity investments across Asia
Pacific and, since 2018, has played a leadership role in KKR’s Asia growth and expansion, including serving as a member of the
Asia Infrastructure Investment Committee and Asia Real Estate Investment Committee.
Ming previously worked for CITIC, China’s largest direct investment firm, before moving to Kraft Foods International Inc. He was
President of Asia Pacific at Lucas Varity, and a partner at CCMP Capital Asia (formerly J.P. Morgan Partners Asia), where he was responsible for investment in the automotive, consumer and industrial sectors across several countries throughout Asia. Ming has also held directorships at Ma San Consumer Corporation, Unisteel Technology International Limited, Weststar Aviation Service Sdn
Bhd and MMI Technologies Pte Ltd. He was a Non-executive Director of Jones Lang LaSalle Inc from 2009 to 2021.
Ming holds a Master’s degree in Business Administration from the University of Leuven and a Bachelor’s degree in Arts
(Economics) from the Wuhan University of Hydroelectrical Engineering.
Relevant skills and experience for Prudential
–More than 30 years of experience investing in and developing businesses throughout the Asia Pacific region.
–Brings deep knowledge and up-to-date insights on China and other key markets.
Listed company directorships
–Jardine Matheson Holdings Limited (Non-executive Director).
Other key appointments
–KKR Asia Ltd (Senior Advisory Partner).

George Sartorel (Age: 68)
Independent Non-executive Director

Appointed to the Board:
January 2022
From 2014 to 2019 George was the regional Chief Executive Officer of Allianz’s Asia Pacific business, having previously held a range of senior roles within the company, including Chief Executive of both Allianz Italy and Allianz Turkey, Global Head of Change
Programmes for Allianz Group, and General Manager of Allianz Malaysia and Allianz Australia and New Zealand. George also sat on the Financial Advisory Panel of the Monetary Authority of Singapore from 2015 to 2019. George’s career began at Manufacturers
Mutual Insurance in Australia in 1973, before its acquisition by Allianz in 1998.
George holds a Master’s degree in International Business Studies from Heriot-Watt University.
Relevant skills and experience for Prudential
–Considerable operational expertise in the insurance industry gained over a 40-year career, including experience of digital transformation.
–A range of senior leadership roles, including as regional Chief Executive Officer of Allianz AG’s Asia Pacific business and several country-head positions prior to that.
Listed company directorships
–Insurance Australia Group Limited (Non-executive Director).
Mark Saunders (Age: 62)
Independent Non-executive Director
Appointed to the Board: April 2024
Prior to retirement, Mark was the Group Chief Strategy and Corporate Development Officer and a member of the executive committee of
AIA Group Ltd. Following retirement he was honoured with the Lifetime Achievement Award in 2022 at the 26th Asia Insurance Industry
Awards. Mark started his actuarial career in 1988 at UK-headquartered insurance business Clerical Medical Investment Group, relocating to Hong Kong in 1994, becoming CEO/Controller of the business and living there since. He joined Tillinghast (now Willis Towers Watson)
in 1997 and during his 16-year tenure he led the Asia Pacific insurance practice, establishing a leadership position in insurance consulting with particular expertise in actuarial appraisal value assessments and enhancements of insurers across 20 markets in Asia Pacific, providing expert opinions, and leading Towers Watson’s Hong Kong business as Managing Principal.
Mark is a Fellow of the Institute of Actuaries of the UK, a Chartered Actuary, and a Fellow and the President of the Actuarial
Society of Hong Kong. He holds an honours degree in Mathematics from the University of Manchester.
Relevant skills and experience for Prudential
–Extensive knowledge of, and leadership positions within, the insurance industry and Asia markets, having been employed in the industry for 35 years.
–Extensive commercial insight gained as a senior executive of AIA and significant actuarial and industry experience.
Key appointments
–Blackstone Inc (Senior Adviser).
–Actuarial Society of Hong Kong (President).
Claudia Suessmuth Dyckerhoff (Age: 59)
Independent Non-executive Director
Appointed to the Board:
January 2023
Claudia joined the global consultancy firm McKinsey & Partners in 1995 and worked in several senior roles. She was responsible for helping to build the firm’s healthcare services and systems sector in Asia Pacific, including working with the Chinese Ministry of
Health to help develop their views on China’s national healthcare systems. From March 2021 until October 2023, Claudia was also a Non-executive Director of Huma Therapeutics Ltd, a global health technology company.
Claudia holds a PhD in Business Administration from the University of St. Gallen in Switzerland and a Master’s degree in Business
Administration from CEMS/ESADE in Barcelona.

Relevant skills and experience for Prudential
–Considerable experience in the healthcare services and technology sectors across China and the broader Asia-Pacific region. Her board experience has helped her develop valuable insights around the implementation of transformation through technology, digital and data.
–Knowledge of Asian markets, particularly China, having been based in Shanghai for nearly 15 years and Hong Kong for a further two years.
Listed company directorships
–Ramsay Health Care Ltd (Non-executive Director).
–Clariant AG (Non-executive Director).
–Lonza Group (Independent Non-executive Director) (from May 2026).
Other key appointments
–QuEST Global Services Private Ltd (Non-executive Director).
–Evidentli (Chair).
Jeanette Wong (Age: 66)
Independent Non-executive Director

Appointed to the Board: May 2021
From 2008 to 2019, Jeanette led DBS Group’s institutional banking business, where she was responsible for corporate banking, global transaction services, strategic advisory, and mergers and acquisitions. Prior to this, she was the DBS Group’s Chief Financial
Officer from 2003 to 2008, having previously been Chief Administrative Officer. As part of her role at DBS Group, Jeanette held
Non-executive Director positions with ASEAN Finance Corporation, TMB Bank and the Bank of the Philippine Islands. Jeanette
began her career in Singapore at Banque Paribas before moving to Citibank and then J.P. Morgan in Singapore, where she held senior pan-Asian roles. She has previously served as a Non-executive Director of EssilorLuxottica, Fullerton Fund Management Ltd
and Neptune Orient Lines Limited.
Jeanette is a member of the UBS Board, where she has served as a member of the audit committee since 2019. Jeanette also serves as a member of the audit committee on the Singapore Airlines board, and chair of the audit committee at PSA
International.
Jeanette holds a Master’s degree in Business Administration from the University of Chicago and a Bachelor’s degree in Business
Administration from the National University of Singapore.
Relevant skills and experience for Prudential
–Over 35 years of operational experience in financial services.
–Extensive knowledge and experience of ASEAN markets as well as significant boardroom experience gained from a number of non-executive roles.
Listed company directorships
–UBS Group AG, including its subsidiary, UBS AG (Non-executive Director and audit committee member).
–Singapore Airlines Limited (Non-executive Director).
Other key appointments
–Council of CareShield Life (Chair).
–GIC Pte Ltd (Non-executive Director).
–PSA International Pte Ltd (Non-executive Director).
–National University of Singapore (Board of Trustees).
Tom Clarkson (Age: 50)
Company Secretary
Appointed as Company Secretary: August 2019
Relevant skills and experience As the Company Secretary, Tom is a trusted adviser to the Board and plays an important role in the governance and administration of Prudential. Before his appointment as Company Secretary, Tom held a number of senior roles at
Prudential, including Head of Compliance, Business Partners and prior to that, Group Litigation & Regulatory Counsel.
Tom is a qualified solicitor and is admitted to practise in England and Wales. Before joining Prudential, he practised law at Herbert
Smith LLP, between 2002 and 2012, which included secondments to Lloyds Banking Group and Royal Bank of Scotland.

Group Executive Committee
The Group Executive Committee (GEC) supports the CEO in the day-to-day management of the business and implementation of strategy. It is constituted and chaired by the CEO. For the purposes of the Hong Kong Listing Rules, senior management is defined as the members of the GEC.
Anette Bronder (Age: 58)
Chief Technology and Operations Officer
Relevant skills and experience
In her role as the Chief Technology and Operations Officer, Anette plays a pivotal role in steering Prudential’s technology initiatives and maintaining operational discipline. On the technology front, she is responsible for aligning technology strategies with overall business objectives, ensuring Prudential remains at the forefront of technological advancements. For operations, she evaluates all operational aspects across the organisation to shape and define Prudential’s target operating model, ensuring to maximise economies of skill and scale, ultimately enhancing the customer experience.
Before taking on this role, Anette was a Partner at KPMG in Switzerland, where she contributed to digital transformation programmes within the insurance sector. Prior to that, Anette served as Group Chief Operating Officer at Swiss Re and held senior positions across the technology and telecommunications sectors.
Anette holds a Master of Economics and Social Sciences from the University of Stuttgart, Germany.
Ben Bulmer (Age: 51)
Chief Financial Officer
Relevant skills and experience
Ben was appointed Chief Financial Officer of Prudential in May 2023. As CFO, he is responsible for managing the Finance function, including all aspects of financial reporting and planning such as performance management including planning and forecasting, financial reporting, capital management and investment management as well as the Group Actuarial function, strategy, investor relations and sustainability.
Ben joined Prudential in 1997 and has held various leadership roles including CFO, Insurance and Asset Management, regional CFO of Prudential Asia, CFO of Eastspring Investments, the Group’s asset management business, CFO of Prudential Hong Kong’s Life and General Insurance businesses and Chief Accountant of Prudential Asia.
Ben is a Chartered Accountant (The Chartered Institute of Management Accountants) and holds a Bachelor's degree from The
London School of Economics.
Catherine Chia (Age: 58)
Chief Human Resources Officer
Relevant skills and experience
In her role as Chief Human Resources Officer, Catherine leads Prudential’s Group-wide people and culture agenda, working to build a high performance organisation where great talent is engaged, inspired and developed.
Catherine joined from StarHub, Singapore, where she had been Chief HR Officer since 2018, driving workforce optimisation, culture transformation, talent development and employee engagement. She also chaired the company’s Covid-19 task force.
Before leading the HR function at StarHub, Catherine held global and regional senior HR leadership roles in LEGO, United Overseas
Bank, and Dell Inc. in Singapore and Shanghai.
Catherine holds a Bachelor’s Degree with Honours in Social Sciences from the National University of Singapore. She served as a
Nominations Committee member of Daughters of Tomorrow (Singapore) and was a board member of the Singapore Breast Cancer
Foundation.
Avnish Kalra (Age: 58)
Chief Risk and Compliance Officer
Relevant skills and experience
In his role as Chief Risk and Compliance Officer, Avnish is responsible for managing Risk, Compliance, Legal, Audit, Company
Secretariat and Government Relations functions across all of the Group’s insurance and asset management businesses. He joined
Prudential in 2014.
Avnish is a Chartered Accountant with over 30 years of experience in Financial Services in Asia. Prior to joining Prudential, he was the Asia Chief Risk Officer for Aviva for six years and also worked at Bank of America for 14 years in various capital markets, trading and risk roles. In previous roles, he also worked for EY in Dubai and for PwC in India.

Rajeev Mittal (Age: 55)
Chief Executive Officer, Eastspring Investments
Relevant skills and experience
As CEO of Eastspring, Rajeev chairs the Eastspring Executive Management Committee and is responsible for the management and strategic development of the firm.
Rajeev has over 30 years’ asset management experience in Asia and Europe. Most recently, he served as Managing Director and
Head of Asia at Fidelity International, spearheading growth in the Asia Pacific (excluding Japan) and Middle East markets. Prior to this, he spent 26 years at AIG and PineBridge Investments, initially as an investor, before being appointed CEO of PineBridge
Europe in 2009, then CEO of PineBridge Asia Pacific from 2011 to 2018.
Rajeev holds a Bachelor of Science degree in Mathematics and Statistics from the University of Bradford.
Angel Ng (Age: 58)
Regional CEO, Greater China; Group Customer, Wealth and Product
Relevant skills and experience
In her role as Regional CEO, Greater China; Group Customer, Wealth and Product, Angel plays an integral role in driving
Prudential’s business in Hong Kong, the Chinese Mainland, and Taiwan, in addition to leading the development of the Group-wide
Customer pillar, Wealth proposition and Products, across our markets in Asia and Africa.
With 25 years of expertise in financial services, Angel has extensive experience in the Asia Pacific region and beyond. Before joining Prudential, she was the Head of Asia North & Australia, Cluster and Banking at Citi, overseeing geographical management, client coverage, product delivery, and banking segments across six major markets.
Her tenure at Citi included senior roles such as Head of Asia for Citi Global Wealth, where she managed the Asia Private Bank and
Consumer Bank, and CEO for Citi Hong Kong and Macau. Prior to her time at Citi, Angel held senior positions at Procter & Gamble, and China Light and Power Hong Kong.
Angel is actively involved in the Hong Kong community, serving on various boards and committees. Her roles include membership on the New Business Committee of the Financial Services Development Council, the Room to Read Asia Pacific Board, and the
Board of Trustees of Chung Chi College at The Chinese University of Hong Kong, among others.
Angel holds a Bachelor of Business Administration degree from the Chinese University of Hong Kong.
Kenneth Rappold (Age: 55)
Chief Strategy and Transformation Officer
Relevant skills and experience
Prior to joining Prudential, Kenneth was Manulife Asia’s Chief Financial Officer for five years, responsible for Finance, Strategy and
Business Development across 10 Asian markets. Prior to this, he was Aviva Asia's Regional Chief Financial Officer based in
Singapore and held senior finance roles for seven years with AIA in Hong Kong, Thailand and Korea.
Kenneth holds a Master’s Degree in Accounting from the University of Texas at Austin and a Master’s Degree in Applied Economics
from Johns Hopkins University. Kenneth is a Chartered Financial Analyst (CFA®) charterholder, a licensed US Certified Professional
Accountant (CPA), a certified Financial Risk Manager (FRM) and is a Fellow, Life Management Institute (FLMI). Additionally, Ken is
a certified professional coach with the International Coaching Federation.
Naveen Tahilyani (Age: 52)
Regional CEO, Indonesia, Malaysia, the Philippines, India, Africa; Group Agency and Health
Relevant skills and experience
In his role as Regional CEO, Naveen is responsible for our businesses in Indonesia, Malaysia, the Philippines, India and Africa, and
leads the Group’s Agency and Health businesses across all markets.
Most recently Managing Director and Chief Executive of Tata Digital and a non-executive director of TATA AIA Life Insurance,
Naveen’s insurance career has included more than seven years across two terms as Managing Director and CEO of Tata AIA, between which he led AIA’s Group Partnership Distribution business across Asia.
Prior to his career in insurance as an executive, Naveen spent more than seventeen years at McKinsey, advising banks and insurance companies across Asia.
Naveen holds a Postgraduate Diploma in Business Management from the Indian Institute of Management, Ahmedabad and a B
Tech in Electronics and Communication from the Indian Institute of Technology, Madras.
Dennis Tan (Age: 57)
Regional CEO, Singapore, Thailand, Vietnam, Cambodia, Laos, Myanmar; Group Partnership Distribution
Relevant skills and experience
Prior to his appointment to the Group Chief Executive Committee, Dennis was CEO of Prudential Assurance Company Singapore for
two years.
Dennis holds the positions of Non-Executive Director and Chairman of the Board of Directors of Prudential Financial Advisers
Singapore Pte. Ltd., Prudential Life Assurance (Thailand) Public Company Limited, Director of Prudential Singapore Holdings Pte.
Limited, and Chairperson and Member of the Members’ Council at Prudential Vietnam Assurance Private Limited.
Outside of Prudential, he serves as Council Member at The Institute of Banking and Finance Singapore.

Before joining Prudential, he spent 10 years at OCBC Bank, where he led a 3,100-strong consumer banking division as Head of
Consumer Financial Services for seven years.
Dennis is Singaporean and holds a Bachelor of Science degree in Business (Honours with Distinction) from Indiana University and has completed the Stanford Executive Programme at Stanford University’s Graduate School of Business. He is also a Certified
Financial Planner.

How we operate
Board governance structure

Shareholders

Board of Directors
The Board establishes the purpose, values and strategy of the Group and promotes its long-term success for the benefit of our shareholders and other stakeholders. The Board delegates to the following principal committees:

Audit Committee	Risk Committee	Remuneration Committee	Nomination & Governance Committee	Sustainability Committee

Responsible for
oversight and review
of financial reporting.
It oversees the
effectiveness of the
internal control and
risk management
framework, including
the effectiveness of
financial and non-
financial reporting
controls, and for
making the relevant
disclosures in the
Annual Report. It also
considers the
effectiveness and
objectivity of the
internal and external
auditors.

Responsible for
oversight and review
of the Group’s risk
appetite, tolerance
and strategy. It
monitors current and
potential future risk
exposures, the
effectiveness of the
Group’s risk
management
framework and
adherence to
applicable risk policies
and regulatory
obligations.

Responsible for
recommending
remuneration policy
and overseeing the
implementation and
operation of that
policy, including
approving
remuneration for the
Chair, the CEO and
other members of the
Group Executive
Committee.

Responsible for
oversight of Board and
executive succession
plans (unless
considered by the
Board), nominating
candidates for
appointment to the
Board, oversight of
Board performance
and corporate
governance matters.

Responsible for
providing leadership,
direction and
oversight of the
Group’s sustainability
strategy, including
environmental
matters, responsible
investment, social
sustainability, and
people. The
Committee leads on
workforce
engagement.

Chief Executive Officer (CEO)
Responsible for the day-to-day management of the business.

Group Executive Committee
The Group Executive Committee (GEC) is responsible for executing the strategy approved by the Board and supporting the CEO.

Chief Financial Officer The Chief Financial Officer (CFO) is responsible for managing the Finance function, including all aspects of financial reporting and planning, and investor engagement.
Chief Risk and
Compliance Officer
The Chief Risk and Compliance
Officer (CRCO) is responsible for
leadership of risk management
and compliance activities of the
Group, including setting the Group
Risk Framework and related
policies, supporting strategic
planning to ensure risks are
managed within appetite, and
leading engagement with
regulators and policymakers
across markets.

Company Secretary
The Company Secretary advises
the Board and management on
governance-related matters and
supports the Chair in ensuring the
effective functioning of the Board
and its committees. The Company
Secretary is available to all
Directors to provide advice and
support and facilitates Directors’
induction and ongoing professional
development.

The CFO and the CRCO are standing attendees at, and receive all papers for, meetings of the Board (except private meetings of Non-executive Directors).
They also attend meetings of the Audit and Risk committees and the CFO attends meetings of the Sustainability Committee.

The CFO and CRCO are members of the GEC, but the Board approves their appointment and removal. Their performance reviews consider feedback from the Chairs of the Audit and Risk committees respectively, and their remuneration is determined by the Remuneration Committee.

Board, Director and committee responsibilities
Led by the Chair, the Board is responsible for the overall leadership of the Group, which includes:
Delivering long-term sustainable
success for shareholders and
contributing to wider society
Ensuring effective engagement with
stakeholders
Monitoring performance and
implementation of strategy and
strategic objectives, capital allocation,
and business plans
Fostering and overseeing the
embedding of culture
Establishing the Group’s purpose,
values and strategy and ensuring that
these and the Group’s culture are
aligned
Ensuring that an effective system of
internal control and risk management
is in place and approving the Group’s
overall risk appetite and tolerance
Approving the appointment of
Directors, including the CEO and, on
recommendation of the CEO, the
appointment of the CFO and the
CRCO, ensuring an effective system
of talent development and succession
planning for senior leadership roles
Approving the Group’s long-term
strategic objectives, business plan
and budgets
Approving Prudential’s periodic
financial reporting disclosures

In order to carry out its functions effectively, the Board delegates some of its responsibilities to its principal committees, which consist of Non-executive Directors only.
The Board receives regular updates on the activities of its committees.
The Board’s responsibilities are outlined in the schedule of matters reserved to the Board, which is available on our website at
www.prudentialplc.com/en/investors/governance-and-policies/board-and-committees-governance.
The Board’s responsibilities are also subject to relevant laws and regulations, and to Prudential’s Articles of Association, which can be found at www.prudentialplc.com/en/investors/governance-and-policies/memorandum-and-articles-of-association.
The roles of Chair and CEO are separate, with a clear division of responsibilities between the Chair’s leadership of the Board and the CEO's responsibilities for the day-to-day management of the Group. All other Board members are independent Non-executive
Directors who offer strategic guidance and constructive challenge to management. At the date of this report, the Board consists of
11 Non-executive Directors and one Executive Director, who is the CEO.
The Board’s size allows for effective decision-making and reflects a broad range of views and perspectives. More information on the skills and experience of individual Directors can be found in their biographies above. More information on their independence can be found below.
The Chair, CEO and SID all have written terms of reference, which are approved by the Board and kept under regular review.
Board meetings
Typically, five meetings each year are held in person, and two shorter meetings are held virtually. In addition, the Board (or a committee established by the Board for that purpose) meets virtually to discuss the full-year and half-year results. Scheduled meetings typically take place at our head office in Hong Kong or at one of our businesses, providing opportunities for Board members to engage directly with management and the wider workforce. Additional meetings are arranged as required and are often held virtually, particularly if called at short notice.
Board and committee papers are typically provided one week ahead of a meeting and when a Director is unable to attend, their views are canvassed in advance by the Chair.

Roles, responsibilities and meeting attendance

Role and responsibilities	Board member	Board meetings[1]	AGM attendance 2025

Chair
The Chair is responsible for the leadership of the Board in its role to promote the long-term sustainable success of the Company and in holding management to account. She shapes the culture in the boardroom, is responsible for ensuring the Board’s effectiveness and leads on Director-
level succession. Working with the CEO, the Chair sets the Board’s agenda, with a focus on strategy, performance and value creation, and ensures effective communication with shareholders and other stakeholders. Together with the CEO, she also represents the Group externally.
	Shriti Vadera	7/7	Y

CEO
The CEO is accountable to, and reports to, the Board. He is responsible for the day-to-day management of the Group, including developing and recommending the Group’s long-term strategic objectives and business plans to the Board. He is also responsible for executing the approved strategy and business plans, and embedding the Group’s values and culture.
The CEO plays a key role in communicating with shareholders and other stakeholders, and in establishing the Group’s internal control framework.
	Anil Wadhwani	7/7	Y

Senior Independent Director
The SID acts as a sounding board for the Chair and supports her in the delivery of her objectives. The SID is also an intermediary for other
Directors and shareholders as needed and leads the annual performance evaluation of the Chair.
	Jeremy Anderson	7/7	Y

Non-executive Directors
Non-executive Directors offer constructive challenge to management and hold them to account against agreed performance objectives. They also provide strategic guidance, offer specialist advice and serve on at least one of the Board’s principal committees.

	Arijit Basu	7/7	Y
	Chua Sock Koong	7/7	Y
	Guido Fürer (from July 2025)	3/3	n/a
	Ming Lu	7/7	Y
	George Sartorel	7/7	Y
	Mark Saunders	7/7	Y
	Claudia Suessmuth Dyckerhoff	7/7	Y
	Jeanette Wong	7/7	Y
	Amy Yip (until 31 October 2025)	5/6	Y

Committee chairs
Committee chairs are responsible for the leadership and governance of their respective Committees. They set the agenda for committee meetings and report to the Board on committee activities.

Jeanette Wong (Audit Committee)
Jeremy Anderson (Risk Committee)
Chua Sock Koong (Remuneration Committee)
Shriti Vadera (Nomination & Governance Committee)
George Sartorel (Sustainability Committee)

(1)The Board held six scheduled meetings, plus one additional short meeting to consider full-year results.
(2) Amy Yip was unable to attend one Board meeting due to conflicting commitments.

Standing Committee
In addition to the principal committees, the Board operates a Standing Committee that meets to discuss any ad hoc urgent issues that cannot be delayed until the next scheduled Board meeting. All Directors are members of the Standing Committee. Before making decisions, the Standing Committee must agree that the topics for discussion do not require consideration by the whole
Board.
The Standing Committee allows for agile decision-making when required, while ensuring that all Board members receive notice of items that need to be addressed urgently and have an opportunity to contribute. In 2025, the Standing Committee met once.
Delegation to management
While responsibility for the day-to-day management of the business and implementation of strategy has been delegated to the
CEO, the CEO delegates certain responsibilities to senior executives (principally to other members of the GEC). In addition, the
Board has delegated certain approvals to the GEC, within financial limits set by the Board.
The members of the GEC, and short biographies of each individual, can be found above.
The GEC typically meets weekly and supports the CEO in the day-to-day management of the business and the implementation of strategy.
The GEC has delegated approval authority up to certain financial limits to individual Committee members and sub-committees, each of which is responsible for supporting, advising and making management decisions on significant activities across the Group.
The sub-committees are respectively responsible for:
–Customer, Wealth & Operations
–Agency Distribution
–Technology
–Partnership Distribution
–Health
The management of the Group is organised into Strategic Business Groups which bring together the mature and growth businesses within different markets to drive performance, operational excellence and the sharing of best practice. Each Strategic
Business Group is headed up by a Regional CEO who is responsible for driving performance, operational excellence and sharing of best practice for the mature and growth businesses within their business group. The Regional CEOs of these groups are responsible for the operational results of the businesses within their group and for the Group-wide delivery of enabling functions.
The Eastspring CEO is responsible for the growth of Eastspring’s business and the delivery of its investment performance.
The CEO conducts quarterly  reviews with each Regional CEO and the Eastspring CEO, focusing on performance across each CEO’s respective markets, Group-wide strategic pillars and enablers over the previous quarter, and the outlook and plans for the upcoming quarter. The meeting agenda changes throughout the year, emphasising results preparation in the first quarter and business planning in the fourth quarter. Additionally, every six months, the CEO reviews business performance with the four
Material Subsidiaries (Hong Kong, Singapore, Indonesia and Malaysia). These meetings are typically attended by members of the
GEC and other members of management such as Pillar and Enabler leads and stakeholders from Head Office and the respective
Strategic Business Group.
Subsidiary governance
Prudential is committed to high standards of governance across the whole Group. The Group Governance Manual (GGM), which includes the Group Code of Conduct (Code), outlines the Group-wide approach to governance, risk management and internal control, and helps embed it into the day-to-day operations of the business.
The GGM also outlines the Group’s governance framework, Group-wide policies and standards, including the Group Risk
Framework, delegated authorities and lines of responsibility, and is supported by a programme of regular training across the
Group.
The Nomination & Governance Committee monitors significant aspects of the Group’s governance framework and governance policies, including those of the Group’s Material Subsidiaries (as described below), and makes recommendations to the Board when needed. The Risk Committee approves the GGM’s Group Risk Framework, an integral part of the GGM, while the Audit
Committee monitors Group-wide compliance with the GGM throughout the year. Businesses manage and report compliance with the Group-wide mandatory requirements set out in the GGM through an ongoing GGM policy exemption and breach reporting process. This includes compliance with the Group Risk Framework, which is summarised in this report.
Reflecting the developing nature of the Group and the markets in which we operate, the GGM is reviewed regularly with any significant changes to key policies reported to the relevant Board Committee. The GGM helps the Board embed the Group’s system of risk management and internal control into the day-to-day operations of the business.
Regulators
Prudential Corporation Asia Limited is a designated insurance holding company under the Hong Kong Insurance Ordinance and falls within the scope of the Hong Kong IA’s Group-wide Supervision (GWS) Framework. The GWS Framework includes requirements for
Hong Kong insurance groups to have appropriate corporate governance arrangements in place and to maintain appropriate internal controls for the oversight of their business. The Group was recently classified as a Domestic Systemically Important Insurer by the
Hong Kong IA. The composition of the Prudential Corporation Asia Limited board of directors mirrors the Prudential plc Board.
Individual regulated entities within the Group are also subject to entity-level regulations in the jurisdictions in which they carry out business.
Employee voice
Prudential’s programme for workforce engagement is led by the Sustainability Committee and all Board members take part in engagement activities.
Shareholder Communications Policy and engagement
We have dual primary listings on the Hong Kong Stock Exchange and the London Stock Exchange, as well as a secondary listing on the Singapore Stock Exchange and a listing of American Depositary Shares on the New York Stock Exchange. These listings are each subject to laws or rules that inform our Shareholder Communications Policy.

The policy ensures that shareholders and the broader investment community receive timely, balanced and understandable information about the Company and its financial performance, strategic goals, plans and material developments. This enables existing and prospective shareholders to exercise their rights and make decisions on an informed basis.
Information released by the Company to the various stock exchanges is also posted on the Company’s website
(www.prudentialplc.com). Prudential’s corporate communications are available in English and Chinese.
The Group maintains an active and wide‑ranging investor engagement programme led by the Chief of Investor Relations, with participation from the CEO, CFO and other members of the GEC where appropriate. Throughout 2025, Management engaged with institutional investors across Asia, North America, Europe, the UK and the Middle East through a combination of one‑to‑one and group meetings, investor conferences and organised roadshows, in some cases organised by brokers. Insights gathered from these interactions are regularly reported to the Board and are considered as part of its strategic decision‑making.
The Chair holds an annual engagement programme with major shareholders. The Remuneration Committee Chair also engages with major shareholders each year to gather feedback on the implementation of the Directors’ Remuneration Policy, and in 2025
sought views on the proposed new policy which is subject to shareholder approval at the AGM in 2026. Other Non-executive
Directors, in particular the SID and committee chairs, are available to meet with shareholders on request.
Shareholders are able to share their views on matters affecting the Company through a range of engagement channels available throughout the year, including investor events. The Group offers hybrid AGMs to enable participation from shareholders wherever they are based. Retail shareholders in the UK are also able to meet periodically with the Chair and management in person.
Throughout the year, retail shareholders are able to access dedicated services through the Company’s registrar, Computershare.
More information is available on the Company’s website, including contact details for the Group’s Secretariat.
The Group undertakes a broad programme of investor engagement, hosting presentations and maintaining active dialogue with shareholders and the research community through both live and online channels. The Group benefits from active research coverage in Hong Kong, Singapore and the UK and provides research analysts with appropriate access to the management team.
The Board conducts an annual review of its Shareholder Communications Policy. For the year ended 31 December 2025, the Board concluded that the Shareholder Communications Policy continues to be effective.
Living our values – embedding and monitoring our culture
The Board established the Group’s purpose, values and strategy and satisfies itself that these and our culture are aligned, which is critical to our long-term value creation and sustainability. We aim to operate a high-performance culture where employees are motivated, engaged, and collectively committed to achieving exceptional results that support our business strategy. We work towards achieving this through both actions and behaviours, guided by our values, known as The PruWay. Our Code of Conduct provides a valuable tool to help all employees to uphold The PruWay, act with integrity and operate ethically. The Board recognises that Prudential’s culture starts at the top and is a key enabler to delivering our strategic objectives and purpose.
Throughout the year, the Board monitored the extent the Group's culture was embedded throughout the organisation in a number of ways:
Board engagement
Board and Committee meetings and workshops are attended by senior representatives from Head Office and various business units, providing a valuable engagement opportunity for Board members. In addition, the Board usually holds at least one meeting a year at one of our local businesses and spends time interacting directly with local management and employees. New Directors spend time with management both at Head Office level and in business units as part of their induction process. This is supplemented by targeted engagement sessions including regular town hall meetings led by members of the GEC, both at Group and local business level, with observations reported to the Board.
The Sustainability Committee leads on employee engagement on behalf of the Board and monitors the annual programme of activities, which range from Director participation in internal engagement events to participation in town hall events and smaller sessions with local leadership teams and talent. The Sustainability Committee also considered insights gained from the employee survey conducted in 2025.
The Board gains additional insight into the culture across the organisation through the activities of the Audit and Risk Committees.
The Audit Committee receives feedback from the internal auditors on their observations on culture and its alignment to purpose and values as observed from their review activities and engagement with management, including on certain key indicators such as management’s risk awareness and responsiveness to addressing audit findings. Where there have been significant audit findings, the Audit Committee asks the accountable executives to attend to report to the Committee on the root causes of the issues and how they are addressing them. The Audit Committee also oversees the Group’s Speak Out procedures and seeks assurance that management are taking appropriate steps to address any issues identified. The Audit Committee meets regularly in private with the Chief of Internal Audit, the Group General Counsel (who has overall responsibility for the Speak Out programme), and the external auditor, providing additional opportunities for any potential culture issues that they have observed to be raised. The Risk
Committee monitors risk culture and reports to the Board on how well this is embedded across the Group. During the course of
2025, it discussed initiatives to enhance the monitoring of, and reporting on, risk culture including a set of key culture metrics.
This work will be continued in 2026.
The Chairs of the Audit and Risk Committees regularly engage with the local business unit Non-executive Directors, providing an additional lens for monitoring local culture across the Group.
The combination of interactions in formal and informal settings provides the Board with a range of touchpoints for effective monitoring of culture.
Development and Succession planning
The Board conducted an annual review of development and succession planning for the GEC, including the CEO. The CEO led the discussion on his direct reports, enabling a robust conversation and opportunity for all Non-executive Directors to ask constructive and appropriately challenging questions on the strength of the succession pipeline and how senior leaders are being developed in line with the desired culture. This provided the Board with further insight into how well senior management set the tone from the top. The Sustainability Committee looks at the development of talent and succession pipelines across the organisation (below GEC level).
Strengthening and elevating our leadership capability is one of our key priorities for 2026. Our aim is to further strengthen our teams’ alignment on outcomes that matter most, and focus efforts on where it creates the greatest impact. Complementing ‘what’,

we continue to emphasise the ‘how’ of performance – how leaders show up, lead, communicate and live our values (The PruWay).
This includes reinforcing inclusive leadership behaviours and practices and creating an environment where diversity of thought is encouraged and valued.
More information on Board succession planning is available in the Nomination & Governance Committee report.
Remuneration
To embed the organisation's values and reflect our performance culture, we have enhanced our performance and reward management approach to drive equal emphasis on WHAT (business KPIs) and HOW (value and behaviours), including our PruWay
360 Feedback process on the HOW factors. The Sustainability Committee is updated on performance management below GEC level and the Remuneration Committee is updated on the remuneration architecture for staff within its purview, which includes alignment of pay to our performance culture. The Risk Committee advises the Remuneration Committee on risk management and conduct considerations to ensure that risk management, culture and conduct are appropriately reflected in the design and operation of executive remuneration. The Remuneration Committee also considers workforce remuneration, including alignment of the Group’s incentive arrangements with culture. Our target is that all people managers have at least one sustainability-linked goal by 2026, which fosters a culture where every employee understands their role in creating a more inclusive, resilient and sustainable future.
More information on Board remuneration is available in the Directors’ Compensation and Employees report.
Code of Conduct
Our Code of Conduct is reviewed annually by the Sustainability Committee and any changes recommended are approved by the
Board. The Code sets out the principles that guide our values and the personal conduct expected of our workforce and provides a clear foundation for our corporate culture. All employees provide confirmation annually that they have adhered to the Code.
Whistle blowing
Prudential operates a robust whistleblowing programme ('Speak Out'), which is overseen by the Audit Committee. The arrangements promote a culture of openness, honesty and accountability and are assessed annually by an independent whistleblowing charity in the UK.
Employee surveys
A high performance culture is key for our success, embedding The PruWay which defines our ways of working with one another and how we deliver value for all our stakeholders. We conduct all-employee surveys at least annually and the outcomes are reviewed in detail by the Sustainability Committee and reported to the Board. This provides valuable insights into how our desired culture is embedded across the breadth of the organisation and allows the Board to address any areas requiring more focus.
Outcomes of culture monitoring
Through the activities set out above and the regular updates from the CEO, the Chair of the Sustainability Committee and the
Chief of Human Resources, the Board received assurance that Prudential’s culture is aligned to its purpose and values, while recognising further areas of embedding and alignment required. Meetings with accountable executives in response to operational incidents or internal audit findings help the Board in understanding the root causes of incidents and whether they are reflective of wider cultural issues: where there is any sense of cultural issues, the Board will follow up with ongoing scrutiny. Overall, the Board gained broad understanding of practices and behaviours across the Group and how these align with the purpose, values and strategy of the Group, including an understanding of the approach to the culture of risk ownership in the business and was able to assess how effectively the tone from the top is reflected throughout the organisation. This assessment informs the Board and its committees in their approach to challenging management and informs decision-making in relation to Executive remuneration. The assessment also contributes to the programme of focused work by the Risk Committee on first line risk ownership and accountability.

Board activities
Key areas of focus – how the Board spent its time in 2025

Q1	Q2

February	May

–Discussed macro-economic context and key areas of
focus for the year. These included the three key
strategic priorities of agency, health and operations, and
particular markets;
–Considered potential IPO of ICICI Prudential Asset
Management Company;
–Discussed action plan to address key findings from the
investor perception survey carried out in 2024; and
–Received feedback from the Group-wide Supervisor on
key observations and actions expected of the Group
following the Regulatory College in November 2024 and
approved the Group’s response.

–Considered updates to the Group’s capital allocation
framework;
–Approved in principle the IPO of ICICI Prudential Asset
Management Company;
–Discussed aspects of Group strategy, in particular
regarding agency, the Hong Kong business, and the
framework for developing the Group’s longer-term
strategy;
–Approved the establishment of an entity in Bermuda as
part of an initiative to enhance capital optimisation and
internal reinsurance capabilities;
–Approved updates to the Group risk appetite and the
2025 Group Own Risk and Solvency Assessment Report
for submission to the Hong Kong Insurance Authority;
and
–Attended the AGM.

March	June

–Discussed macroeconomic and geopolitical trends
affecting the Group’s key markets, supported by the
Group Chief Economist;
–Considered the Group’s capital allocation framework;
–Approved the 2024 second interim dividend;
–Reviewed the Group’s Operations strategy, a key
component for enabling delivery of strategic goals and
enhancing customer experience;
–Reviewed options for enhancing the Group’s asset
management capabilities in particular asset classes;
–Discussed priority areas of focus in the agency channel;
–Approved the final 2025-2027 Group Business Plan (on
TEV basis and with re-based economics);
–Discussed the investor communications strategy to
address key findings from the 2024 independent
investor survey, building on the action plan discussed in
February;
–Reviewed and approved documents and statements
related to year-end reporting, following review and
recommendation by the Audit Committee;
–Reviewed and confirmed effectiveness of risk
management and internal control system;
–Discussed findings of the 2024 internal Board
performance review and agreed action plan;
–Received feedback from the Chair and Remuneration
Committee Chair on their annual shareholder
engagement programmes; and
–Approved key items for the AGM.
–On the recommendation of the Nomination & Governance Committee, approved the appointment of Guido Fürer to the Board.

Scheduled meeting: Virtual	Scheduled meeting: In- person	Virtual meeting to consider financial reporting
AGM	Site Visit	Strategy Workshop	Board committee meeting - virtual

Q3	Q4

July	October

–Reviewed progress of delivery of strategic objectives,
focusing particularly on agency, health, technology and
operations;
–Considered the framework for the development of the
Group’s long-term strategy beyond 2027;
–Progress review of the execution of the Group’s Health
strategy;
–Further discussion of the Group’s capital allocation
framework and approval of updates announced as part
of the Half Year Results;
–Considered initiatives to enhance the Group’s asset
management capabilities in particular asset classes;
–As part of the Board visit to Indonesia, received update
on the Indonesia business (see below for further
details);
–Approved funding for the newly established Bermuda
entity; and
–Approved the settlement of litigation in Malaysia
(announced on 31 July 2025).

–Annual offsite strategy sessions, which included deep
dives into key pillars of the Group’s strategy, including
AI, Wealth and the Group's strategic approach in China,
as well as scenario analysis to underpin the Group’s
long-term strategic planning;
–Discussed the approach to the Group’s 2026-2028
business plan;
–CITIC Pru Life Business and Strategy update, joined by
Chair of CITIC Pru Life;
–Update on initiative to enhance the Group’s asset
management capabilities in certain asset classes;
–Discussed development and succession planning for the
CEO and other GEC roles; and
–Received an update on the IPO of ICICI Prudential Asset
Management Company and approved pre-IPO
placements.

August	December
–Reviewed and approved documents and statements related to half-year reporting, following review and recommendation by the Audit Committee; and –Approved the first interim dividend for 2025.
–Approved the 2026-2028 business and capital plan and
2026 strategic priorities;
–Considered the framework for the development of the
Group’s long-term strategy beyond 2027;
–Discussed the performance, challenges and strategic
transformation of the agency channel;
–Deep dive into the Eastspring asset management
business;
–Considered the Group’s strategic approach in India;
–Final approval for IPO of ICICI Prudential Asset
Management Company;
–Received an update on Government Relations strategy;
–Received updates on progress made in the Group’s
people and culture initiatives and focus areas for 2026;
–Approved the establishment of a Bermuda business unit
to support Wealth strategy; and
–Reflected on lessons learnt and insights gained over the
year.

Scheduled meeting: Virtual	Scheduled meeting: In- person	Virtual meeting to consider financial reporting
AGM	Site Visit	Strategy Workshop	Board committee meeting - virtual
In addition, the Board received regular performance updates from the CEO, CFO, the Chief of Investor Relations and regional business heads, alongside reviews of operational performance in key markets and across distributions channels, ensuring comprehensive oversight of financial and operational matters and progress in executing the Group’s strategic priorities. The Board also considered reporting on the Group’s other principal stakeholder groups including employees, regulators and policy‑makers, and, at an aggregated level, customers, to ensure that stakeholder considerations continued to inform decision‑making.
The Board considered the evolving landscape of macro-economic and geopolitical trends, supported by regular analysis and briefings from the Group Chief Economist and the Chief Government Relations and Policy Officer, as well as regulatory and political developments in the markets in which the Group operates. Additional insights were provided through regular reports from the CEO and CRCO on the Group’s engagement with its key regulators.
Governance and risk management considerations remained integral to the Board’s decision-making, supported by regular reports from the CRCO and the Board’s approval of all strategic and material operational matters in line with the Group’s internal risk management and governance policies.
The Board’s approach was further informed by updates from the Chairs of the Audit, Risk, Remuneration, Nomination &
Governance, and Sustainability Committees, each of which provided advice and assurance over their respective areas of responsibility.

Director development programme
Throughout the year, the Board and its committees received regular business updates and participated in deep-dive sessions that helped to develop their knowledge of individual businesses, current and emerging issues relevant to the Group and particular products and business opportunities. The development programme for the Board included the following in 2025:

January	Global sustainability trends impacting the insurance industry (externally-facilitated) (Sustainability Committee)
February	Impact of global sustainability trends on Prudential (Sustainability Committee)
March	Geopolitical and macro-economic update Deep dive into key drivers of Group valuation Deep dive into management of participating products (Risk Committee)
April	Update on US tariffs Deep dive into Hong Kong products and associated investment risk UK Corporate Governance Code – Provision 29 (Audit Committee)
May
Deep dive into product portfolio (Risk Committee)
Overview of global remuneration trends and practices (Remuneration Committee)
Hong Kong business update and market overview
Board workshop on asset and liability management, led by the Group Chief Investment Officer
Update on US tariffs
Externally-led Board workshop on AI adoption in practice

July
Indonesia business update and market overview
Externally-led session on Indonesia’s macro-economic and political landscape
Deep dive into foreign ownership rules across markets (Risk Committee)
Update on GIECA internal model review (Risk Committee)

October
Global macro-economic and geopolitical trends, led by the Group Chief Economist
External view of Prudential from a top 20 investor
CITIC Pru Life business update and market overview
Update on evolving regulatory capital standards (Risk Committee)
Deep dive into investment strategy and governance, led by the Group Chief Investment Officer
Asset management business update and market overview

December	Deep dive into alternatives investment process (Risk Committee)
The Risk Committee received regular updates on geopolitical, macroeconomic and regulatory developments, updates on regulatory developments and external trends in respect of financial crime, cyber security, data privacy, and AI, and on a rotating basis was briefed by the CROs of the Material Subsidiaries on the regulatory developments, industry trends and key risks in their markets.
The Sustainability Committee received regular updates on the ESG geopolitical landscape.
Board visit to Indonesia
In July, the Board visited Indonesia and spent time with our Conventional Life, Syariah and Eastspring businesses. This was an opportunity for the Board to speak with colleagues and agents to deepen its understanding of the Indonesian market, the opportunities for growth and the strategies being pursued by the businesses.
As well as presentations on the businesses, the visit involved interactions with employees, agents and strategic partners including:
–Spending time with the local management teams as well as hosting a meet and greet event with top talent in order for the
Board to hear directly from potential future leaders.
–Seeing examples of the innovative ways in which Prudential and its strategic partners are developing and using technology to better serve customers and support agents.
–Meeting with agency leaders to celebrate successes and share views on market opportunities and how Prudential enables them to succeed.
–Hearing about sustainability initiatives and the work of the Prudence Foundation in Indonesia.
The Board hosted a dinner with local stakeholders and strategic partners, as well as a dinner with agency leaders.  During the visit, the Chair and CEO met with the President of Indonesia, Prabowo Subianto and Minister for Health, Budi Gunadi Sadikin. They
witnessed the official signing of a Memorandum of Understanding between the Indonesian Ministry of Health and Prudential which established a strategic framework for capacity-building, digital-health innovation, and other support to advance Indonesia’s national Health Transformation agenda. This collaboration further strengthens Prudential’s commitment to Indonesia, one of our key markets.

Board performance
The Board carries out formal and rigorous reviews of its own performance, as well as that of its committees and each
individual Director, on an annual basis. These reviews are
overseen by the Nomination & Governance Committee. In line
with governance guidelines, the review is carried out by an
external reviewer every three years.
In addition to the annual review, the Chair meets regularly
with the Non-executive Directors to exchange feedback on the
Board’s performance.

Year 1
External Review
interview-based review, facilitated externally
Year 2
Internal Review
interview and/or questionnaire-based review, led by the Chair and the Company Secretary
Year 3
Internal Review
interview and/or questionnaire-based review, led by the Chair and the Company Secretary

Internal board performance review process for 2025
Scoping
–Company Secretary discussed proposed approach with Chair. –Chair and Company Secretary updated Nomination & Governance Committee.
Questionnaire

–Company Secretary facilitated the
performance review of the Board through a
questionnaire for the Board and each principal
Committee which covered: Board composition
and dynamics; meeting management and
support; the Board’s oversight of different
areas; risk management and internal control;
succession planning; the work of the
Committees; and priorities for change.

Feedback

–Company Secretary analysed responses to
the questionnaire and discussed themes with
Chair.
–Chair assessed individual performance of each
Director and fed back observations.
–SID consulted with Board members on
performance of Chair and fed back
observations.

Outcomes

–Outcomes of individual Director reviews were
discussed by the Nomination & Governance
Committee.
–Outcomes of Board performance review were
discussed by the Nomination & Governance
Committee/Board to exchange ideas, agree
priorities and actions.
–Each principal Committee discussed the
relevant Committee themes.

The review concluded that substantial progress had been made in addressing the recommendations from the 2024 review. It
further confirmed that the Board and its principal Committees continued to operate effectively throughout the year. While no significant improvements were deemed necessary, a number
of potential enhancement opportunities were identified and
discussed.

Through the review and subsequent discussion, the Board identified areas of particular focus and related actions:

Theme	Outcome of 2025 review
Board training	–Board and Committee training programme to focus on fast-evolving areas such as technology and AI, alongside refresher sessions on key products.
Operation of the Board
–Noting progress in 2025 in increasing time focused on strategic topics, continue to streamline Board agendas to ensure maximum time is allocated to the development of the Group’s future strategy.
–Continue to streamline papers to help support the Board’s focus on key strategic matters.
–Deepening Board oversight of senior management development and succession planning.

Operation of the Committees
–Deepening oversight of talent development and succession planning across the Group (including to ensure a diverse talent pipeline)
(Sustainability and Nomination & Governance Committees).
–Continue to focus on AI, technology, data and cyber risks and controls
(Audit and Risk Committees).
–Further refining agendas in order to allocate more time to the most significant topics (Audit, Risk and Sustainability Committees).

Actions during 2025 arising from the 2024 review

Theme	Outcomes of 2024 review	Progress in 2025
Operation of the Board
–Review Board forward agenda to increase
time on strategic matters during meetings
in person relative to operating and financial
performance.
–Noting progress in 2024, continue to
streamline Board papers and hone key
messages.
–Refine the suite of metrics to support the
Board’s monitoring of performance and
progress against execution of strategic and
financial objectives.

–Good progress was made in this regard, with significant
time spent on strategic matters during 2025.
–Board papers continued to evolve, with further focus in
this area in 2026 to ensure continuous improvement.
–Metrics were updated to keep pace with the development
of strategic and financial objectives. Further
enhancements are expected in 2026 to capture any new
reporting metrics.

Induction and education	–Identify opportunities for Board education sessions in anticipation of key topics coming to the Board or Committees for discussion. –Bring more external perspectives into the Boardroom.
–Board and Committee education sessions were held on
various topics.  Further sessions are being arranged in
2026.
–External perspectives on a range of topics were shared
with the Board, which included speakers on AI, macro-
economic and geopolitical trends, and other key external
trends impacting the industry, as well as from a long-
standing investor.

Director evaluation
Individual performance evaluation of Non-executive Directors was undertaken by the Chair who gathered feedback from each
Board member and from relevant GEC members on each Director’s performance. The Nomination & Governance Committee discussed the performance of Directors at its meeting in March 2026 as part of the overall Board review. The Chair relayed feedback on individual Directors’ performance in one-to-one conversations.
Feedback on the performance of the Chair was gathered at a meeting of the independent directors chaired by the SID, without the
Chair present. The SID then discussed the feedback with the Chair.
The outcome of these evaluations informed the Nomination & Governance Committee’s recommendation for Directors to be put forward for re-election by shareholders.
The performance of the CEO, in his executive capacity, is subject to regular review. As part of the annual performance evaluation of all employees, the Chair assessed the performance of the CEO in consultation with the non-executive Board, while the CEO appraised the performance of all other GEC members. The Chair of the Risk Committee provided feedback to the CEO on the performance of the CRCO, and the Chair of the Audit Committee provided feedback to the CEO on the performance of the CFO.
GEC members’ performance, including that of the CEO, is also reviewed by the Remuneration Committee as part of its decision-
making.

Audit Committee report
Committee’s purpose
The Committee is responsible for oversight and review of financial reporting. The Committee also oversees the effectiveness of the internal control and risk management framework, including the effectiveness of financial and non-financial reporting controls, and is responsible for making the relevant disclosures in the Annual Report. In addition, it considers the effectiveness and objectivity of the internal and external auditors.
More information about the Audit Committee can be found in its terms of reference, which are available at www.prudentialplc.com/
en/investors/governance-and-policies/board-and-committees-governance
Committee performance
The operation of the Committee was reviewed as part of the annual Board performance review. No material issues were identified.
The Committee discussed the output of the evaluation and agreed areas of focus. These are included in the consolidated outcomes of the 2025 Board performance review above
Membership and 2025 meeting attendance

Committee members	Member since	2025 meetings[1]
Jeanette Wong, Chair	May 2021 (Chair since March 2024)	15/15
Jeremy Anderson	January 2020	15/15
Arijit Basu	September 2022	15/15
Guido Fürer	July 2025	8/8
Mark Saunders	April 2024	15/15
Amy Yip[2]	March 2021	11/13
(1)The Committee held five scheduled meetings, plus six additional shorter meetings to consider periodic financial reporting. In addition, the Committee held two joint meetings with the Risk Committee and two joint meetings with the Sustainability Committee.
(2)Amy Yip was unable to attend one scheduled meeting and one of the joint meetings due to conflicting commitments. She retired from the Board with effect from 31 October 2025.
Regular attendees

–Chair of the Board –Chief Executive Officer –Chief Financial Officer –Chief Risk and Compliance Officer	–Company Secretary –Chief of Financial & Capital Reporting –Chief Internal Auditor –External Audit Partners
The Committee's 2025 agenda focused on financial reporting and controls. A key focus of the Committee has been overseeing the transition to TEV, including reviewing the assumptions underpinning the framework, such as the calibration of risk discount rates.
We hope that shareholders find the increased comparability of our reporting to key peers useful.
A further priority was overseeing the multi-year programme to transform the Group’s Finance function. The project is assessing the capabilities and tools required across financial, actuarial and management reporting to ensure that the Finance function continues to operate in an effective and efficient way as the business grows and develops in line with our Group strategy. The
Committee has remained focused on the safe delivery of the programme and supporting the realisation of its intended benefits, receiving detailed updates from the project team in May and October.
Ahead of changes to the declarations required under the UK Corporate Governance Code regarding the effectiveness of material controls, which came into effect for financial years beginning on or after 1 January 2026, the Committee spent time understanding the new requirements and evolving best practice for such declarations and oversaw the preparations for the new requirements.
We continued to work closely with other Board committees. We held two joint meetings with the Risk Committee in May and
October, which focused in particular on technology risks. Holding these meetings jointly enabled us to combine our expertise and discuss the topics and challenges in more depth.
The Committees together received a status update on our two-year programme to enhance the Group’s control environment as a key enabler for achieving our growth strategy, in which controls are efficiently managed to accelerate value through operational and financial discipline. The programme has progressed well in delivering the expected enhancements and our focus will now move on to monitoring the successful embedding across the organisation.
We also met jointly with the Sustainability Committee in March and December to discuss non-financial reporting controls and receive an update on Sustainability reporting requirements across our markets.
Jeremy Anderson (Chair of the Risk Committee) and Jeanette Wong continued to work closely with our counterparts in our subsidiaries. Jeanette Wong maintained her regular engagement with the Chairs of our Material Subsidiaries and extended this to include the Chairs of the largest next-tier operating subsidiaries. We held two governance forums for the members of audit and risk committees in those subsidiaries to discuss common issues and share best practice, in particular focusing on the role of audit committees in overseeing the Group’s risk management and internal control framework.
More detail on our activities is provided in the report below.

Key committee activities in 2025

March
–Full-year reporting;
–Annual review of risk management and internal
controls;
–Internal audit effectiveness;
–Consideration of auditor re-appointment; and
–Oversight of non-financial reporting (jointly with
the Sustainability Committee).
April
–Q1 Business performance update; and
–Externally-facilitated education session: Provision
29 of the UK Corporate Governance Code.
May
–Projects: transformation of the Finance function
and preparation for Provision 29;
–Bi-annual actuarial update;
–External auditor: effectiveness review and audit
engagement terms;
–Annual report on Speak-Out programme; and
–Technology risk management (jointly with the
Risk Committee).
July
–Half-year reporting; and
–Preparation for material controls reporting under
Provision 29.
August
–Half-year reporting.
October
–Transformation of the Finance function;
–Auditor independence policy annual review;
–Technology risk management (jointly with the
Risk Committee); and
–Control environment enhancement project
(jointly with the Risk Committee).
November
–Q3 Business performance update.
December
–Full-year reporting;
–Bi-annual actuarial update;
–2026 Internal audit plan;
–Review of risk management and internal
controls; and
–Non-financial reporting controls for full-year 2025
reporting (jointly with the Sustainability
Committee).

2026 priorities
–Oversight of AI, data and cyber controls (in collaboration with the Risk Committee);
–Oversight of risk management and internal control framework effectiveness and monitoring under new requirements (Provision
29, UK Code); and
–Monitoring the ongoing transformation of the Finance function.
More detail on our activities is provided in the report

Accounting judgements and estimates supporting the Group’s results
One of the Committee’s key responsibilities is to monitor the integrity of periodic financial reports. This includes the Half Year
Financial Report, the Annual Report and Accounts (including compliance with the GWS public reporting requirements), associated results announcements and Form 20-F disclosures. The Committee also reviews the quarterly business performance updates provided for the first and third quarters.
In reviewing these and other items, the Committee receives reports from management and, as appropriate, reports from internal and external assurance providers. When considering financial reporting matters, the Committee assesses compliance with relevant accounting standards, regulations and governance codes focusing on key areas of judgement and complexity.
No material changes were made to the Group’s IFRS accounting policies during 2025, as set out in note A3.
Assumptions setting
The Committee reviewed the key assumptions and judgements supporting the Group’s IFRS results, including those made in valuing the Group's insurance contract balances, investments and intangible assets. The Committee also reviewed the assumptions underpinning the Group's TEV results.
Insurance contract balances
The measurement of insurance contract balances is based on the best estimate of future cash flows, including those to and from policyholders, over a long period of time. These estimates can, depending on the type of business, be highly judgemental. Critical IFRS accounting policies, estimates and judgements on the measurement of contract liabilities are set out in note A3, with further details on products and the measurement of contractual service margin (CSM) provided in note C3. The sensitivity of the Group’s metrics to key economic and non-economic assumption changes is set out in note C6 to the consolidated financial statements. The Committee considered proposed changes to assumptions and other estimates in advance of 2025 reporting. Key assumptions considered were:
–The persistency, mortality, morbidity (including expectations of future medical costs inflation and related premium rises) and expense assumptions (including consideration of future expense levels anticipated in the business plan) within insurance businesses. When assessing these assumptions, the Committee considered recent experiences and whether adverse variances were expected to be short term in nature; and
–Economic assumptions, including investment returns, associated risk discount rates for TEV and related illiquidity premiums for
IFRS. Note A3 sets out the Group’s approach to setting risk discount rates, incorporating illiquidity premiums, for IFRS.
The Committee was satisfied that the assumptions adopted by management were appropriate.
Valuation of investments
The Committee received information on the carrying value of investments in the Group’s balance sheet which acknowledged that most of the Group’s investments continued to be based on quoted prices in an active market (circa 82 per cent being included in level 1 as at 31 December 2025). Further information on the valuation of assets is contained in note C2 of the consolidated financial statements. On level 3 investments, the Committee noted that management had focused in the year on enhancing control around valuation, particularly how reviews of supporting information were performed and documented. Climate change does not directly impact fair values, particularly where these are built on observable inputs (i.e. level 1 and level 2); however, the impact of environmental risks on the Group’s assets and liabilities is discussed in more detail in note C6 of the consolidated financial statements and the Risk review. The Committee agreed that, overall, investments were valued appropriately.
Intangible assets
The Committee received information to enable it to review the carrying value of certain intangible asset balances, principally the
Group’s distribution rights asset and goodwill. After reviewing the information provided and considering the results of the work performed by management, the Committee was satisfied that the carrying value of the intangibles reviewed was appropriate. More information on the Group’s intangibles is contained in note C4 of the consolidated financial statements.
2025 corporate transactions
The Committee received information from management on accounting for specific corporate transactions that took place in 2025.
This included the settlement of a dividend claim made by Detik Ria, the 49 per cent shareholder in Sri Han Suria Sdn Bhd, the holding company of Prudential Assurance Malaysia Berhad, which resulted in a small increment to the Group's IFRS shareholders’
equity, and the gain through the sale of shares arising upon the initial public offering of ICICI Prudential Asset Management
Company Limited.
Other financial reporting matters
Going concern and viability statements
The Committee considered various analyses from management on the capital and liquidity positions at both Group and parent company level, taking into account the Group’s principal risks. This included an assessment of the impact that different stress scenarios may have on the Group’s business plan and its resilience to those threats. Following this review, the Committee recommended to the Board that it remains appropriate to adopt the going concern basis of accounting in preparing the financial statements and that the disclosures in the 2025 Annual Report and Accounts on the Group’s longer-term viability are both reasonable and appropriate.
Fair, balanced and understandable
The Committee carried out a formal review of whether the 2025 Annual Report and Accounts are ‘fair, balanced and understandable’ as required by the UK Corporate Governance Code. In particular, it considered whether the report gives a full picture of the Group’s business model, strategy, financial position and performance in the year, with important messages appropriately highlighted. The consideration included key developments arising in the year, how progress against the Group’s key strategic objectives is presented in the Annual Report, and the balance of discussion of performance across the Group’s operations and segments. Other aspects considered included the level of consistency between financial statements and management narrative sections and the prominence of alternative performance measures, and risk disclosures.
After completion of its detailed review, the Committee agreed that, taken as a whole, the Group’s 2025 Annual Report and
Accounts are fair, balanced and understandable.

Taxation
The Committee regularly received updates on the Group’s tax matters and provisions for certain open tax items, including tax matters in litigation. The Committee agreed that the level of provisioning adopted by management is appropriate. In 2025, the
Committee reviewed the effects on the Group’s reported results of the introduction of a global minimum tax rate of 15 per cent, which became fully effective for the Group in 2025. It also reviewed the associated disclosures of the change – see notes B3 and
C7 of the consolidated financial statements for further information. The Committee reviewed and approved the annual update of the Group’s Tax Strategy information ahead of publication on the website.
Parent company financial statements
The Committee reviewed the parent company profit and loss account and balance sheet, which includes the recoverability of the parent company’s investment in subsidiaries by assessing and confirming that the net assets of the relevant subsidiaries
(approximating their minimum recoverable amount) were in excess of their carrying value at the balance sheet date.
External audit
External audit effectiveness
The Group’s external auditor is Ernst & Young LLP (EY) and oversight of this relationship is one of the Committee's key responsibilities. Matters considered by the Committee in the year included:
–EY’s detailed audit strategy for the year, approach to risk assessment and coverage of the audit response to highlighted significant risks;
–EY's approach to Group materiality setting and their proposal on how that is applied to individual business units;
–EY's knowledge around the key assumptions, and their insight and constructive challenge to management by highlighting where those assumptions are positioned on a range;
–EY’s insight around the key accounting judgements and estimates and demonstration of professional scepticism in dealing with management;
–The outcome of management’s internal evaluation of the auditor and audit quality, as discussed below; and
–Other external evaluations of EY, with a focus on the FRC’s Annual Quality Review.
The Committee maintains an open dialogue on emerging risks and issues with the EY Group Lead Partners via a regular schedule of meetings aligned to key reporting milestones. In 2025, the Committee met with EY's Group Lead Partners without management present on two separate occasions.
Management’s internal evaluation of EY
This was conducted in May 2025 using a questionnaire seeking input from Committee members, members of Material Subsidiary audit committees, the CFO and the Group’s senior financial leadership. The survey asked questions covering EY’s knowledge and expertise (including industry insight), professional scepticism and challenge, audit process, and quality of both written and oral communications. Comments as well as a numerical score were collected and analysed. The feedback supported the conclusion that the audit performed by EY was carried out to a high standard and demonstrates an appropriate degree of challenge to management. While some areas of improvement were identified, no material concerns were raised. EY was given the opportunity to respond to the findings and EY discussed proposed improvements to address specific points raised in the evaluation.
FRC audit quality inspection of EY
When assessing the audit quality of EY, the Committee reviewed the inspection results published by relevant regulators in respect of the firm. In July 2025, the FRC published its 2024-2025 Audit Quality Inspection findings in respect of EY and other large UK audit firms, carried out by its Audit Quality Review (AQR) team. In July 2025, the Hong Kong AFRC also published its 2024-2025
Annual Inspection Report for Hong Kong audit firms. Both reports showed improvements in overall grades for EY from the prior year. Overall, the Committee was satisfied that no specific actions were needed for the Prudential plc 2025 audit as a result of the
FRC AQR inspection findings.
Auditor independence and objectivity
The Committee monitors auditor independence and objectivity, which is supported by the Group’s Auditor Independence Policy
(the Policy). The Committee reviews and approves any changes to the Policy annually. The Policy sets out the circumstances in which the external auditor may undertake non-audit services and is based on four key principles, which specify that the auditor should not:
–have a mutual or conflicting interest with the Group;
–audit its own firm’s work;
–act as management or employees of the Group; or
–be placed in a position of advocacy for the Group.
The Policy has two permissible service types: those that require specific approval by the Committee on an engagement basis, and those that are pre-approved by the Committee with an annual monetary limit capped at no more than five per cent of the Group audit fee in the proposed year and capped at $65,000 individually. Non-audit services undertaken by EY were agreed prior to the commencement of work and were confirmed as permissible for the external auditor to undertake in accordance with the Policy, which complies with the rules and regulations of the FRC’s Revised Ethical Standard (2024), the US Securities and Exchange
Commission (SEC) and the standards of the Public Company Accounting Oversight Board (PCAOB).
The Committee monitored the nature and extent of non-audit services on a regular basis to ensure the provision of such services complied with the Policy and did not impair the auditor’s objectivity or independence. The Committee noted that EY typically only performed non-audit services where they complemented its role as external auditor, for example, the review of half-year and TEV basis results or additional assurance to support capital market announcements.
In keeping with professional ethical standards, EY provided regular updates and confirmed on a bi-annual basis its independence to the Committee, setting out the supporting evidence such as details of non-audit services and the potential threats and related safeguards in providing those services. The confirmation was included in a report that was considered by the Committee prior to publication of the financial results.
The Committee will continue to monitor developments to ensure the Group’s policies and processes around audit effectiveness and independence evolve in line with market practice.

Fees paid to the external auditor
The fees paid to EY for the year ended 31 December 2025 amounted to $16.3 million, of which $4.2 million were total amounts payable in respect of non-audit services, except those required by law and regulation as defined by the FRC’s Revised Ethical
Standard (2024). A breakdown of the fees payable to EY can be found in note B2.4 of the consolidated financial statements. The
FRC cap on the ratio of non-audit fees over average audit fees for the past three years is only applicable for the year ending 31
December 2026, being the fourth year of EY being the Group’s external auditor.
The $4.2 million of non-audit services referenced above included the review of the Group’s half-year financial statements, TEV disclosures and other limited assurance work. In all cases, EY was considered the most appropriate firm to carry out the work, given their knowledge of the Group and the accumulated expertise gained from running these engagements alongside the main audit. All non-audit services were pre-approved by the Committee and were in line with the Policy discussed above.
Reappointment of the external auditor
EY completed its third audit of the Group since appointment at the Company’s AGM in May 2023 following the competitive tender process in 2020. Based on the outcome of the effectiveness evaluation, discussed above, and all other considerations, the
Committee concluded that there was nothing in the performance of the auditor that would require a change at the next AGM. The
Committee, therefore, recommends that EY be reappointed as the auditor, with John Headley remaining as the Group Lead
Partner. A resolution to this effect will be proposed to shareholders at the 2026 AGM. Under the relevant audit tender rules, the
Company is required to conduct its next audit tender before the audit of the financial year 2033.
Throughout the 2025 financial year, the Company complied with the provisions of the Statutory Audit Services for Large
Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order
2014 issued by the UK Competition and Markets Authority.
Whistleblowing
Speak Out
The Group continues to operate a Group-wide whistleblowing programme (‘Speak Out’), hosted by an independent third party
(Navex). The Speak Out programme received ad hoc reports through a wide variety of channels, including a web portal, QR code, free-to-call hotlines, emails and letters. Reports are captured, confidentially recorded by Navex and triaged by Group
Investigations before being investigated by the appropriate in-house teams.
The Committee is responsible for overseeing the effectiveness of the Group’s whistleblowing arrangements. The Committee received regular reports of the most serious cases and other significant matters raised through the programme, together with the actions taken to address them. The Committee was also briefed on emerging Speak Out trends and themes, causal factors and post-investigation remediation. The Committee may request, and has requested, further reviews of particular areas of interest where it considered additional scrutiny appropriate.
Through an annual Speak Out report and quarterly updates, the Committee reviews the Group’s Speak Out programme, satisfying itself that it continues to comply with legal, regulatory and governance requirements. The Committee also considered the consistency of approach adopted across subsidiary audit committees, where locally recorded Speak Out events, themes and trends are reported and considered. Where relevant, the Committee requested information on the sharing of lessons learned.
The Committee regularly spent time privately with the Group General Counsel (who has ultimate responsibility for the operation of the Speak Out programme) to understand outcomes of investigations, ensure that investigations were adequately resourced and appropriately managed, that there had been no retaliation against anyone making a report and that investigations were not improperly influenced.
An annual assessment of Speak Out arrangements is undertaken by an independent UK-based whistleblowing charity, ‘Protect’ and benchmarked against peers. The assessment confirmed that the Group’s programme continued to perform well and in accordance with best practice.
Internal audit
Regular reporting
The Committee received regular updates from Group-wide Internal Audit (GwIA) on audits conducted and management’s progress in addressing audit findings within agreed timelines. Any delays in implementing remediation actions were escalated to the
Committee and subject to enhanced scrutiny.
The independent assurance provided by GwIA formed a key part of the Committee’s deliberations on the Group’s overall control environment. During 2025, the areas reviewed included: strategic change initiatives, customer outcomes, technology security, financial risk and financial controls, operations, outsourcing; and regulatory compliance.
The Chief Internal Auditor reports functionally to the Committee Chair and has direct access to the Chair of the Board and to the
CEO. For administrative purposes (excluding strictly all audit-related matters), the Chief Internal Auditor has a reporting line to the CRCO. In addition to formal Committee meetings, the Committee meets with the Chief Internal Auditor in private to discuss matters relating to, for example, the effectiveness of the internal audit function, significant audit findings and the risk and control culture of the organisation. Where internal audit has identified high priority audit findings, the Committee typically asks the accountable executive to attend the following Committee meeting in order to provide an update on the remedial actions being taken.
The Committee Chair also meets with the independent quality assurance provider engaged by GwIA to discuss the outcome of the quality reviews of GwIA’s work and actions arising.
Annual internal audit plan and focus for 2026
GwIA operates a 12-month audit planning approach, which provides the Committee with a view of the planned audit coverage and resources needed for the next 12 months, with a formal reassessment being conducted at the half-year point to reflect topical control issues, changes in risk profile and/or regulatory focus and business initiatives. In December 2025, the annual internal audit plan and audit resources for 2026 were approved.
The 2026 internal audit plan was based on a bottom-up risk assessment of audit needs. These were mapped against various metrics and based on a top-down approach to compliance. The plan was then assessed against a series of risk and control parameters, including the top risks identified by the Risk Committee, to verify that it was appropriately balanced between financial matters, business change, and regulatory and operational risk drivers, and provides appropriate coverage of key risk areas and audit themes. Key areas of focus for this plan are: transformation and change management; customer outcomes; technology;

financial risk and financial controls; operations; investment management; outsourcing; and risk management and regulatory compliance.
Effectiveness of internal audit
The Committee is responsible for the approval of the GwIA charter, audit plan and resources, and monitors the effectiveness of the function.
The Committee assesses the effectiveness of GwIA through a combination of External Quality Assessment (EQA) reviews, required every five years, and an annual quality assurance (QA) internal effectiveness review.
The last EQA review was conducted in Q4 2021, with GwIA being assessed as a mature function and receiving the highest rating
(Generally Conforms) under the Institute of Internal Audit’s framework. Based on the 2025 internal effectiveness review, a self-
assessment performed by the internal audit function (supported by the third-party quality assurance team engaged by GwIA), the
Committee concluded that GwIA had continued to operate independently of management and in compliance with the requirements of the Global Internal Audit standards in all material aspects and had remained aligned to mandated objectives during 2025.
Internal control and risk management
Internal control and risk management framework
The Committee is responsible for reporting and making recommendations to the Board on the effectiveness of the Group’s system of risk management and internal control.
The Committee received particular information on the operation and effectiveness of the financial reporting controls throughout the year. Together with the Sustainability Committee, it also received an overview of the non-financial metrics reported in the
Annual Report and the controls that support this non-financial reporting. These controls focus on the metric being clearly defined and on ownership and review of the data reported within the Group. The Committee also discussed the scope of external assurance obtained on certain climate-related reporting metrics.
The Committee considers the outcome of the annual review of the system of risk management and internal control, noting areas for improvement and the actions that have been implemented or are in progress.
Changes to internal control and risk management requirements
The Committee undertakes an annual effectiveness review of the internal control and risk management framework on behalf of the
Board, with regular focus on specific emerging risk themes, which supports the external reporting process. In preparation for changes to the requirements under the UK Code, which we will report against starting from the 2026 Annual Report, the
Committee held an externally-facilitated workshop to better understand the new requirements of Provision 29 and the amendment to Principle O and evolving best practice in implementing them. The Committee considered guidance on defining and identifying material controls, Board responsibilities, the scope of risk and control coverage, and features of effective risk management and internal control frameworks.
In subsequent meetings, the Committee considered the definition of material control in the Group’s context, the approach to identifying material controls, and the proposed assurance approach that will support the Committee and Board when making future declarations on the effectiveness of material controls.
Group Governance Manual
The Group Governance Manual (GGM), which includes the Group Code of Conduct, Group Governance Framework and the Joint
Venture Oversight Framework, sets out the general principles by which Prudential conducts its business and the standards expected, and defines the Group-wide approach to governance, risk management and internal control.
Exemptions and breaches of mandatory requirements outlined in the Group-wide policies, standards, and delegated authorities are monitored, with remedial actions taken as necessary. All staff and applicable contingent workers are expected to submit an annual declaration confirming compliance with the Group Code of Conduct.

Risk Committee report
Committee’s purpose
The Committee is responsible for oversight and review of the Group’s risk appetite, tolerance and strategy. It monitors current and potential future risk exposures, the effectiveness of the Group’s risk management framework and adherence to the various risk policies and regulatory obligations.
More information on the Risk Committee can be found in its terms of reference, which are available at www.prudentialplc.com/en/
investors/governance-and-policies/board-and-committees-governance.
Committee performance
The operation of the Committee was reviewed as part of the annual Board performance review. No material issues were identified.
The Committee discussed the output of the evaluation and agreed areas of focus. These are included in the consolidated outcomes of the 2025 Board performance review above.
Membership and 2025 meeting attendance

Committee members	Member since	2025 meetings[1]
Jeremy Anderson, Chair	January 2020 (Chair since May 2020)	8/8
Guido Fürer	July 2025	5/5
George Sartorel	May 2022	8/8
Mark Saunders	April 2024	8/8
Claudia Suessmuth Dyckerhoff[2]	January 2023	6/8
Jeanette Wong	May 2021	8/8
(1)The Committee held five scheduled meetings, plus two joint meetings with the Audit Committee. One short meeting was held to discuss the risk aspects of the
Group Business Plan.
(2)Claudia Suessmuth Dyckerhoff was unable to attend one scheduled meeting and one joint meeting with the Audit Committee due to conflicting commitments.
Regular attendees

–Chair of the Board –Chief Executive Officer –Chief Risk and Compliance Officer –Chief Financial Officer –Company Secretary –Chief Internal Auditor	Members of the Risk, Compliance and Security leadership team are invited to attend each meeting as appropriate.
The committee continued to focus on the volatile geopolitical and macroeconomic landscape throughout the year, assessing and responding to the risks to our operations and capital requirements. Of note were our discussions on managing the impact of the
US tariff announcements in April on the Group’s operations, and the management of market and liquidity risks against that backdrop, which was closely monitored by the Committee.
We continued to monitor significant regulatory changes impacting the Group and evolving expectations of governments and regulators in our markets, especially as many of our markets continue to experience high levels of medical cost inflation.
In our annual assessment of top risks, we tightened our focus on the most significant risks to the Group. Key risk themes monitored by the Committee included risks to the delivery of our strategic objectives, and risks arising from strategic initiatives including transformation and distribution models, as well as risks associated with technology. In addition, we discussed the management of risks arising from persistency, morbidity, investment performance, third parties and outsourcing, and material joint ventures affecting the Group’s risk profile.
We regularly invite Chief Risk Officers from our local business units to attend our meetings and brief the Committee on the specific risks and challenges they face in their markets. This provides useful additional context to help the Committee identify and monitor top risks and other material risks. In 2025, we heard from the CROs from Hong Kong, Eastspring, Indonesia and Vietnam.
There are also regular discussions with the Risk Committee Chairs in our Material Subsidiaries, which were expanded during the course of the year to also include the Risk Committee Chairs of the next tier of operating subsidiaries.
We continued to collaborate with other Board committees, holding two joint meetings with the Audit Committee. These focused on technology risk and our two-year programme to enhance the Group’s control environment, as a key enabler for achieving the
Group’s growth strategy. Following the successful delivery of the desired enhancements, the focus will now be on monitoring effective embedding within the frontline. The Committee will continue to receive updates in 2026.
Following an assessment of the risk culture in the organisation, we reviewed the outcomes and identified targeted actions to further strengthen risk culture and improve consistency across the Group.
As for all financial services groups, cyber security is a key area of focus. As well as looking at the Group’s arrangements for defending against, identifying and responding to attacks, we also considered the arrangements of our key third-party suppliers, seeking to learn lessons from high profile cyber attacks on other companies. We have strengthened our technology governance, with particular focus on foundational technology controls, data and AI.
Key activities and other regular activities are described below.

Key committee activities in 2025

March
–Approval of top risks;
–Business focus – Hong Kong, China and
Eastspring;
–Emerging risks – medical claims cost, investment
risk/ALM, competitive market dynamics;
–Management of participating products; and
–Annual update on Anti-Bribery & Corruption and
on Anti-Money Laundering, Counter Terrorist
Financing & Sanctions.
May
–Annual approval of documents for submission to
the Hong Kong IA;
–Business focus – Hong Kong and Vietnam;
–Annual product portfolio review;
–Material Group outsourcing arrangements; and
–Technology risk management (jointly with the
Audit Committee).
July
–GIECA methodology – risk implications connected
with the transition from EEV to TEV;
–Business focus – Indonesia;
–Foreign ownership rules; and
–Risk considerations regarding the incentive
design for the CEO and other members of the
GEC.
October
–Business focus – Hong Kong and Vietnam;
–Annual Group risk framework review;
–Model risk management;
–Evolving regulatory capital standards;
–Technology risk management, including cyber
security (jointly with the Audit Committee); and
–Control environment (jointly with the Audit
Committee).
December
–Business focus – Hong Kong;
–Risk modelling assumptions – annual review;
–Risk appetite and limits – annual review;
–Annual review of the Risk and Compliance
function effectiveness and approval of the 2026
Risk and Compliance plan;
–Joint venture oversight; and
–Alternative assets investment process.

2026 priorities
–Further refine agendas in order to allocate more Committee time to the most significant topics;
–Increase our focus on technology, cyber and AI risks;
–Deep dive into the new methodology for our Group Internal Economic Capital Assessment model; and
–Deep dive into Reinsurance following the establishment of our Bermuda-based reinsurance entity.

Other activities during 2025
In addition to the key activities highlighted above, the Committee considered the following matters within its remit during the year:
Risk Management
The Committee stayed abreast of evolving internal and external incidents and risk events throughout the year. It evaluated the
Group’s top risks and considered recommendations for the inclusion of additional risks in this category and changes to the scope of existing top risks. These top risks shape the Committee’s oversight and the reporting to the Committee, and drive the focus of activities by the Risk and Internal Audit functions.
A significant part of each meeting is dedicated to reporting by the Group CRCO and his team. The regular CRCO report typically highlights the Group’s exposure to and management of its principal risks, emerging risk themes, material joint ventures impacting the Group’s risk profile, external developments (including regulatory changes) and material transformation initiatives. The
Committee Chair provided regular updates on Material Subsidiary risk committees and their focus on key risks, operating landscape and business challenges, supplemented by updates from the CRCO on management actions.
The Risk Committee agreed the planned second line risk reviews, deep dives, assurance reviews and read-across reviews. These were reported to the Committee over the course of the year, in particular focusing on participating fund management, technology risk, model risk, third-party and outsourcing management, financial crime, sustainability risk and product-related key risks. The
Committee also commissioned other reviews and read-across exercises as incidents and/or issues arose throughout the year.
The strength of the Group’s capital and liquidity positions was closely monitored by the Committee to ensure the Group remained resilient, to safeguard the interests of stakeholders. The Committee reviewed the results of stress and scenario testing, a key tool for identifying and measuring risks, to ensure the Group remained in a robust financial and operational condition when under severe stress, and that established governance frameworks and procedures were in place for senior management to respond to actual and potential severe stress scenarios. Testing concluded that extreme stresses would be required to breach the Group’s recovery activation measures.
Risk and Compliance Framework, including appetite and tolerance, and Risk Governance
The Committee approved updates to the Group Risk Framework and its associated policies and recommended them to the Board for approval where necessary, as part of the annual review, to ensure they remain fit for purpose and align with the Group
Governance Manual. The Committee also reviewed the Group Risk Appetite and recommended risk appetite and tolerance changes to the Board for approval. Regular reports of any breaches of the Group’s risk appetite and mitigating actions were provided to the
Committee throughout the year.
Subsidiary and joint-venture risk governance reviews, and progress updates on the enhancement of joint-venture oversight, were presented to the Committee to ensure appropriate governance arrangements are adopted.
Jointly with the Audit Committee, the Risk Committee is overseeing a Group-wide control enhancement programme aimed at strengthening the Group control environment and uplifting resilience through a number of targeted workstreams, with key areas of focus including: business controls, assurance, risk and control framework, governance and reporting, and risk culture. Updates were provided to a joint meeting of the Risk and Audit Committees.
The Committee remained agile and considered risk and compliance-related findings, as well as other cultural indicators related to risk management and tolerance identified by Internal Audit or other functions.
Strategies and Business Plans
As part of its role in overseeing and advising the Board on future risk exposures and strategic risks, the Committee reviewed the risk assessment of the 2025-2028 Group Business Plan, which highlighted key financial and non-financial risks in respect of the plan and the achievement of the Group’s strategic objectives.
External and Regulatory Reporting
Key reports reviewed and, where necessary, recommended to the Board for approval by the Committee before submission to the
Hong Kong Insurance Authority (IA) included:
–The Group’s Own Risk and Solvency Assessment;
–The Group’s Recovery Plan, supported by the Group Crisis Procedure and Liquidity Risk Management Plan;
–The Group Internal Economic Capital Assessment (GIECA) assumptions and methodology changes following transition from EEV to TEV, and bi-annual GIECA results; and
–The FY24 Insurance Capital Standard (ICS) results and updates on the future of ICS implementation, including potential impact on the Group.
The Committee also received regular reports on key regulatory compliance risks and mitigation activities across the Group’s businesses. Updates covered material regulatory compliance risk issues or concerns, significant regulatory developments and landscape changes, major review findings and interventions, and key Compliance functional activities. These matters encompassed day-to-day business practices, conduct and customer outcomes, anti-fraud, anti-bribery and corruption, anti-money laundering, counter-terrorist financing, and sanctions risks. The Committee was also updated on the key matters arising from the annual
Supervisory College and other notable regulatory interactions with the Hong Kong IA and other relevant regulators of the Group, and tracked the Group’s progress in delivering agreed actions.
The Committee reviewed the Group’s financial viability and operational resilience under a range of stress scenarios.
Risk and Compliance function
The Committee evaluated the effectiveness of the Risk and Compliance function, including its oversight of the Group's principal risks.
Remuneration
Throughout the year, the Committee advised the Remuneration Committee on risk management considerations associated with executive remuneration arrangements, including the assessment of proposed executive remuneration structures and outcomes, and the draft Directors’ Remuneration Policy, which will be put to shareholders for approval at the 2026 AGM.

Nomination & Governance
Committee report

Committee’s purpose
The Committee is responsible for the oversight of Board and executive succession (unless considered by the Board), nominating candidates for appointment to the Board, oversight of Board performance and corporate governance matters. It assists the
Board in retaining an appropriate balance of skills to support the strategic objectives of the Group, ensuring a formal, rigorous and transparent approach to the appointment of Directors, and maintaining an effective framework for succession planning. It also supports and advises the Board on governance arrangements.

More information on the role and responsibilities of the Nomination & Governance Committee can be found in its terms of reference, which are available at www.prudentialplc.com/en/about-us/corporate-governance-and-corporate-actions/governance-
structure/
Committee performance
The operation of the Committee was reviewed as part of the annual Board performance review. No material issues were identified.
The Committee discussed the output of the evaluation and agreed areas of focus. These are included in the consolidated outcomes of the 2025 Board performance review above.

Committee members	Member since	2025 meetings
Shriti Vadera	May 2020 (Chair since January 2021)	3/3
Jeremy Anderson	November 2022	3/3
Chua Sock Koong	May 2022	3/3
Sir Douglas Flint	March 2026	n/a
Ming Lu	May 2021	3/3
George Sartorel	May 2022	3/3
Regular attendees

–Chief Executive Officer –Chief Human Resources Officer –Company Secretary
The Committee’s primary focus during the year has been the search for the new Board Chair and Chair of the Nomination &
Governance Committee. This process was led by Jeremy Anderson, our Senior Independent Director, and involved all Board members. The Board has decided to appoint Sir Douglas Flint. He joined the Board on 4 March, and subject to his election by shareholders, he will take over the role of Board Chair and Chair of the Nomination & Governance Committee at the end of the
Annual General Meeting and Shriti Vadera will step down at that point. They are already working together closely on Sir Douglas
Flint's induction and transition to the role to ensure a smooth succession. More details on the appointment process are set out below.
As highlighted last year, a particular area of focus for the Committee was enhancing the Board’s asset management experience.
We welcomed Guido Fürer to the Board in July, and he also joined our Audit and Risk Committees. Guido brings a wealth of knowledge and expertise in respect of asset-liability management, insurance and asset management. He has completed his comprehensive induction programme.
In October, Amy Yip retired from the Board at the end of her six-year term.
During Shriti Vadera’s time as Chair, the Board has changed significantly in order to reflect the transformation of Prudential from a global financial holding company to an operating company focused on the long-term opportunities of Asia and Africa. Our Board succession plan has focused on the skills and experience required to reflect that transition and the continued delivery of our strategy. The mix of skills and experience now represented on our Board includes the deep operating experience in our key markets in Asia, and the balance of sectoral experience across insurance, asset management, and health. The Committee, under
Sir Douglas’s leadership, will continue to focus on ensuring that the Board has the skills and experience appropriate for the
Group’s long-term strategic goals.  While all Directors have a strong digital understanding, the Committee will look to deepen the
Board’s expertise in respect of technology and AI.
The Committee also performed its usual role in overseeing the Board performance review, assessing Board members for election by shareholders and overseeing governance arrangements of the Group. The performance review concluded that good progress had been made addressing last year’s recommendations and that the Board and its committees continued to operate effectively, whilst identifying areas for further enhancement

Key Committee activities in 2025

March

–Non-executive Director succession planning and
Committee membership review;
–Year-end consideration of matters relating to
Board composition and directors’ performance,
underpinning the Committee’s recommendation
for the re-election of Directors at the 2025 AGM;
–Governance Report for the 2024 Annual Report;
–Board and Committee performance review –
discussion of output; and
–Corporate Governance developments.

November
–Chair succession planning.
December
–Chair succession planning; –Board evaluation – approach; –Director induction; and –Corporate Governance developments.

2026 priorities
–Continue Board succession planning, with particular focus on expertise in technology and AI;
–Continued focus on increasing diversity in Board composition; and
–Supporting a smooth transition of the Chair.
Appointment of Chair Designate of Prudential Plc
–Following a previous search for a Deputy Chair based in Hong Kong (which did not lead to an appointment), the search for potential candidates for the Chair role commenced after the 2025 AGM.
–Spencer Stuart were engaged to support the search in Asia and the UK.
–Following evaluation of a long-list of candidates, the SID and Chair held initial discussions with a number of potential candidates.
–A selection of candidates was interviewed, first by members of the Nomination & Governance Committee, the CEO and the Chair
of the Audit Committee, and then by the remaining members of the Board.
–In addition to initial conversations conducted virtually, the CEO met with the short-listed candidates in person.
–The Nomination & Governance Committee and the CEO discussed feedback from the interviews and agreed a final short-list.
–The short-listed candidates met with the Board and presented their thoughts on the Group and its strategic opportunities and challenges, and answered questions.
–A thorough reference process was conducted to support the process.
–The Group’s regulator was engaged before a final decision was reached by the Board.
Ensuring an effective succession process
–The appointment process was led by the SID.
–The SID chaired discussions in meetings of the Nomination & Governance Committee and the Board, and the Chair recused herself including from any decision-making.
–Between formal meetings, the SID kept Directors informed of progress with regular updates and discussions at each stage of the search process.
–He engaged the Group’s regulator during the latter stages, and after the announcement offered to meet with top investors to answer questions they had on the process.
Sir Douglas is ideally positioned to lead the next stage of Prudential’s development
–Sir Douglas has extensive experience leading global financial institutions and brings deep experience across the geographic regions in which we operate, together with his decades of leadership experience in banking, insurance and asset management.
–He has a wealth of established relationships in Asia and the UK and his deep knowledge of Asia and understanding of global finance is particularly important for Prudential and represented the best match to the role specification.
–He also has extensive experience in international trade and investments and in innovation and development in capital markets, which are important areas for Prudential as we enter the next phase of our growth.
–Sir Douglas is an experienced Chair with a long track record of leading boards, shaping strategy and forging effective relationships with CEOs.
Supporting a smooth transition
–Sir Douglas will receive a tailored induction programme in line with our usual approach to Non-executive Director induction, incorporating visits to key markets.
–As part of his induction, as well as meeting with Management at Group and Local Business Unit level, Sir Douglas will meet with various of the Group’s advisers to get their external perspectives on the Group and will hold introductory meetings with the
Company’s top investors.
–As Chair-Designate, Sir Douglas will attend Board and Committee meetings in March and May and join the Board’s visit to
Beijing in April. The Chair will work closely with him during this period in order to hand over the role and key stakeholder relationships.
Board composition, skills and succession
The Committee continually reviews the leadership needs of the Group, including both Executive and Non-executive Directors.
Board succession plans are supported and informed by the results of the annual Board performance review, individual Director evaluations and any skills gaps identified. Ongoing succession planning helps the Board maintain a balance in the mix of skills and experience of its members.
The Committee reviews the size, structure and composition of the Board and its principal committees and considers the balance of
Non-executive to Executive Directors on the Board, the overall number of Directors and their respective skills and experience. The
Chair also considers the needs of the Board and its committees as part of the annual Board performance review and the
Committee discusses desired skills as part of succession planning throughout the year.
Non-executive Directors bring a range of industry experience, sector expertise and personal strengths to the Board. To support its assessment of skills and succession planning, the Committee maintains a skills matrix that helps map the Board's existing skills and identify any gaps relevant to the Group’s strategic goals. The regular and ongoing review of potential new directors by the
Committee allows for a controlled approach to the succession of new Non-executive Directors, and for a transition period in respect of Directors reaching the end of their tenure.
While the Committee does not consider there to be any immediate skills gaps on the Board to address, a key area of focus for the
Committee is ensuring that the Board has the skills and experience to continue to oversee the Group’s technology and AI strategy over the longer-term.
During 2025, the Committee also reviewed the membership of the Board’s principal Committees and concluded that membership was appropriate.
Executive roles
Given the importance of executive succession planning to the successful delivery of the Group’s strategy, the full Board discussed succession planning for the CEO and the other GEC roles. The approach to and methodology for CEO and GEC development and succession planning was refreshed by the CEO and CHRO in 2024 and is discussed with the Board on an annual basis. In 2025, the
Board discussed the development and succession plans for individual GEC members, including the CEO, and succession and the actions being taken to renew and strengthen the succession pipeline.
Process for appointing new Directors
The Committee assists the Board to put in place a formal, rigorous and transparent approach to the appointment of new Directors.
The process begins with the identification of a vacancy or desired skills. A candidate profile is prepared, reflecting the desired skills and experience, as well as the Board’s diversity objectives, and specialist search consultants are engaged on behalf of the
Committee. The Committee selects candidates for the shortlist and interviews the chosen candidates, assessing them against the required skills and fit with the Company’s culture. Other Board members also participate in the interview process depending on the particular appointment. The SID leads the Committee in the process of appointing a new Chair and the Chair leads the process for the appointment of a new CEO, involving all Non-executive Directors in the process.
Due diligence checks run alongside, which commence at an early stage to ensure there are no undue delays to the search and appointment process, and Prudential liaises with the relevant regulatory authorities. The Committee is kept up to date as needed.
During the year, the Committee engaged Spencer Stuart and Egon Zehnder to support searches for Non-executive Directors. Both firms are also engaged by the Group for management recruitment. There are no other connections to Prudential or to any of the
Directors.
Directors’ induction, training and development
Working with the Chair, the Committee oversees the process by which each new non-executive appointee is provided with a tailored induction programme. The induction programme for new Non-executive Directors covers a series of core topics, including an overview of the Group, its key businesses and the control environment, as well as content tailored to reflect the new Board member’s role, their prior industry experience and any particular needs identified during the recruitment process. For those who have not previously held a non-executive role, the programme also includes sessions to help the new Director transition successfully from an executive career to a non-executive role. New Board members are also typically assigned a longer-tenured
Non-executive Director to support them in their new role and provide advice and feedback. New Directors usually join the Audit or
Risk Committee to develop their knowledge of the business. During 2025, the Committee oversaw the induction for Guido Fürer.
All Directors have the opportunity to discuss their individual development needs as part of their Director evaluations and are encouraged to ask for specific updates during the year. At the end of the year, suggested topics are shared with the Board for feedback. Directors are asked to provide information on any external training or development on a yearly basis. All Directors have the right to obtain professional advice at Prudential’s expense.
Board, Committee and Director performance reviews
The Committee oversees the performance review of the Board, its committees and individual Directors, and considered the approach to the internal reviews carried out in respect of performance during 2025. No material issues were identified in respect of the operation of the Board or the principal Committees, which were included in the Board evaluation. The findings were presented to the Board and the Committee in March 2025 and are described above.
Following evaluation, the Committee decided that each of the Directors continued to perform effectively and was able to devote appropriate time to their responsibilities, and that the Board and its Committees had an appropriate combination of skills, experience and knowledge.
In support of this decision, the Committee found that the Non-executive Directors continued to demonstrate the desired attributes and contribute effectively to decision-making, and that they exercised sound judgement in holding Management to account. As a result, the
Committee recommended these Directors for re-election at the 2026 AGM (excluding the Chair, who will not stand for re-election).
Induction of Guido Fürer
Guido joined the Board on 1 July as an independent Non-executive Director and member of the Audit and Risk Committees. He received an extensive induction programme, overseen by the Company Secretary and the Chair, which was tailored to his role and background, and provided him with an understanding of the Group’s business, strategy, performance, operations and culture, as well as the interests of the Group’s key stakeholders.
Guido participated in Board deep-dive sessions and had one-to-one meetings with GEC members in order to gain a deeper understanding of the Group’s business, the growth opportunities in key markets, the particular challenges faced, and the strategies being pursued. He visited the Indonesia businesses as part of the Board’s meetings in Indonesia in July, and Singapore

(together with Jeremy Anderson) for meetings with local management teams and top talent. He also participated in the Board meeting in May 2025 as an observer.
Guido met with the CFO in order to better understand the drivers of the Group’s key financial metrics as well as the Group’s capital management framework. He also met with the Group’s brokers for an external perspective on the shareholder base and key issues for investors.
Given his background in investment and asset-liability management, Guido spent time with the Eastspring management team as well as with the Group Chief Investment Officer.
As a member of the Risk Committee, Guido met with the CRCO who provided an overview of the Group’s risk profile, risk management and internal control framework and key risks. He had more detailed sessions with senior members of the Risk team covering areas such as risk appetite limits and triggers, capital regimes, conduct, and prevention of financial crime.
As a member of the Audit Committee, Guido met with the Chief of Financial & Capital Reporting to learn about the Group’s financial reporting, including key assumptions and areas of judgment, and also with the Group’s external auditor. In addition, he met with the Chief of Internal Audit to get further insights on the Group’s system of internal controls, and with the Group Director,
Global Investigations who provided a briefing on the Group’s speak out programme.
Guido received briefings on his duties as a Director under relevant UK and Hong Kong corporate governance frameworks and the
Group’s regulatory environment. As part of this, Guido received training on 26 June 2025 on his obligations as a director of a Hong
Kong listed company as required by Rule 3.09D of the Hong Kong Listing Rules and confirmed his understanding of those obligations.
The majority of the induction programme was undertaken prior to Guido joining the Board, and he participated in the Board meeting in May as an observer. The rest of the induction was completed within three months of his appointment. Following the conclusion of his formal induction programme, Guido provided the Company Secretary with feedback and the progress of the induction was reported to the Committee.
Board Diversity Policy
To ensure the Board benefits from a broad mix of skills and expertise, the Committee looks for candidates whose backgrounds, experience and skills enhance the Board’s overall effectiveness, especially in the markets where we operate. When initiating a search, the Committee briefs search consultants on the Board’s requirements, and candidates are assessed against a range of criteria including sector expertise, operational and commercial experience, knowledge of our key markets, diversity (including diversity of thought), inclusion and equal opportunities.
The UK Listing Rules require boards to meet and report on diversity and gender targets. The Board’s target for female representation on the Board is 40 per cent. Whilst we exceeded this target with 45 per cent at the end of 2024, following the appointment of Guido Fürer in July 2025 and the retirement of Amy Yip in October 2025, the overall representation of women on our Board fell to 36 per cent as at 31 December 2025. The Board continues to prioritise diversity and inclusion in Board succession planning and is committed to restoring compliance with the target of 40 per cent set out in the UK Listing Rules. However, given the specific markets in which the Group operates, the pool of female candidates with the requisite experience and expertise is more limited and the Board expects that it will take some time to be able to restore gender diversity to the target level.
The Board also has a target (as required by the UK Listing Rules) that at least one of its senior board positions of Chair, CEO or
Senior Independent Director should be held by a woman. As of 31 December 2025, the role of Chair was held by a woman and, in addition, three of our five principal committees were chaired by a woman.
The UK Listing Rules require that we appoint at least one Director from what is regarded in the UK as an ethnic minority background. Whilst we comply with this target, we do not consider this to be the most pertinent measure for an Asia-based group.
We aim to reflect the diversity of our markets in our Board composition and we have comfortably exceeded this recommendation, with 6 of our 11 Directors meeting the ethnicity criteria as at 31 December 2025 (55 per cent).
The Group’s Diversity and Inclusion Policy applies at all levels of the business and the Committee is responsible for overseeing a diverse pipeline of talent for the Board and other senior roles, driving a Group-wide culture where our people feel valued, are treated fairly and are respected. In recent years, the Board as a whole has reviewed executive succession planning.
The Board considers that the pipeline for diverse talent to serve on the GEC is reasonable, but with continued effort needed. We met our target of employing 35 per cent women in Group Leadership Team roles by the end of 2023. As at 31 December 2025, the representation of women was 38 per cent, compared to 37 per cent in 2024. Our target is to increase the representation of women on our Group Leadership Team to 42 per cent by the end of 2027. Our Group Leadership Team comprises the direct reports of all
GEC members, all CEOs of our life businesses and their direct reports, all CEOs of our Eastspring businesses, and select roles that are essential in delivering our strategy.
During 2025, we continued to shape an inclusive workplace where every individual can thrive and reach their full potential. The
Sustainability Committee discussed key focus areas, which are to increase the representation and visibility of women within leadership pipelines; to create equal opportunities for growth and advancement for all employees; to foster everyday experiences of inclusion, belonging and wellbeing; and to empower employee networks (PruCommunities) to amplify diverse voices and perspectives across Prudential. A number of potential initiatives to address these priorities and metrics were discussed for implementation in 2026, among them strengthening gender diversity in leadership positions.
Terms of appointment
Non-executive Directors are appointed for an initial term of three years and, subject to review by the Committee and re-election by shareholders, it is expected that Non-executive Directors serve a second term of three years. After six years, Non-executive
Directors may be appointed for a further year, up to a maximum of three additional years, or more in certain limited circumstances. Reappointment is subject to rigorous review as well as re-election by shareholders.
In line with the UK Code, the notice of the AGM includes details on the skills and experience of each Director seeking re-election and specific reasons why their contribution is, and continues to be, important to the Company’s long-term sustainable success.
The Directors’ remuneration report sets out the terms of Non-executive Directors’ letters of appointment and the terms applicable to the Executive Director’s contract.

Independence
All Directors have a statutory duty to exercise independent judgement. For Non-executive Directors, the application of independent judgement is critical to their role in providing constructive challenge and holding management to account, while providing strategic guidance and offering specialist advice. The independence of Non-executive Directors is assessed as part of the appointment process and is reviewed annually. To support the assessment, each Non-executive Director (except the Chair)
provides an annual independence confirmation. Members of the Audit Committee are also assessed against the independence criteria outlined in the Sarbanes-Oxley Act.
When considering the independence of the Non-executive Directors, the Committee and the Board took into account that both
Jeremy Anderson and Jeanette Wong serve as non-executive directors of UBS Group AG. The Committee and the Board have determined that this relationship does not affect the independence of those Non-executive Directors. Based on their contributions to Board discussions to date, the Board is confident that they can be expected to continue to demonstrate objectivity and independence of judgement.
The Committee also took into account that Sir Douglas and Anil Wadhwani are both members of the Monetary Authority of
Singapore Advisory Council and that Sir Douglas and Shriti Vadera both serve as directors on the Institute of International
Finance.  The Committee and the Board have determined that these relationships do not affect the independence of Sir Douglas which was assessed on his appointment as Chair Designate.
There are no other cross-directorships of material companies which would affect independence.
Time commitment
Non-executive Directors are expected to devote sufficient time to carry out their duties. The expected time commitment for Non-
executive Directors is agreed and set out in writing in their letters of appointment. The appointment process also evaluates the individual’s external time commitments and their impact on each Director’s suitability for the role. The assessment takes into account the time required to prepare for and attend Board and committee meetings, the AGM, general projects, Board training, dinners and other activities. Any future external appointments that could impact a Director’s ability to meet their expected time commitment must first be discussed with the Chair, or, in the case of the Chair, with the SID.
Should the Executive Director wish to take on any external appointments, this would also be subject to Board consent. In line with
UK Code recommendations, the Executive Director is not permitted to hold more than one non-executive directorship with a FTSE
100 company or other significant appointment.
The time commitment required of the Non-executive Directors is kept under periodic review by the Committee to align with any changes to the meeting cycle of the Board and the principal committees.
The Committee was satisfied that all Non-executive Directors had committed sufficient time to meet their responsibilities and contribute effectively.
The current time expectations for Board and Committee members are given below. The time expectations for Directors performing
Chair roles are considerably more.
Number of regular scheduled meetings

Approximate time commitment
Board
7 meetings	30 days
Audit Committee
5 meetings	15 days
Risk Committee
5 meetings	8.5 days
Remuneration Committee
4 meetings	6 days
Sustainability Committee
3 meetings	5.5 days
Nomination & Governance Committee
3 meetings	5 days
The Board typically holds five meetings in person and two shorter meetings virtually, plus two additional short virtual meetings to consider full-year/half-year results.
In addition to five full-length meetings, the Audit Committee holds a number of shorter virtual meetings to discuss corporate reporting and meets jointly with the Risk Committee, usually twice annually, and with the Sustainability Committee, at least once annually.
In addition to five full-length meetings, the Risk Committee meets jointly with the Audit Committee, usually twice annually.
In addition to four full-length meetings, the Remuneration Committee holds an additional virtual meeting to consider year-end matters.
The Sustainability Committee typically holds three full-length meetings and two shorter virtual meetings, jointly with the Audit
Committee, to consider the Sustainability Report and reporting processes.
The Nomination & Governance Committee typically holds three meetings but will meet as required in order to consider ongoing appointment processes.

Conflicts of interest
Directors have a statutory duty to avoid conflicts of interest, and Prudential has procedures in place to identify and mitigate conflicts of interest. These processes help to ensure decisions are made in the best interests of the Company. The Board has delegated authority to the Committee to identify and authorise any actual or potential conflicts of interest, referring any especially material conflicts to the Board.
When recommending a candidate for appointment or re-election, the Committee considers the external appointments of the individual and, where appropriate, recommends authorisation of any conflicts to the Board, attaching conditions to the authorisation where necessary. Should a Director wish to take on a new external position during the year, the Chair (or the SID in the case of the Chair) will evaluate the proposed appointment and will refer it to the Committee (or the Board) for authorisation if a conflict or potential conflict is identified.
The Board considers that the procedures for dealing with conflicts of interest operate effectively.
Governance
The Committee is updated on corporate governance developments, which in 2025 included updates on corporate reporting and changes to the Hong Kong Corporate Governance Code and Listing Rules. The Committee also keeps under review significant aspects of the Group’s governance framework and governance policies, including those of the Group’s Material Subsidiaries, and makes recommendations to the Board when needed.
The Audit and Risk committees oversee the effectiveness of subsidiary audit and risk governance arrangements and regularly consider the effectiveness of the audit and risk committees of the Material Subsidiaries, including the composition of those bodies and the effectiveness of individual members.

Sustainability Committee report
Committee’s purpose
The Committee is responsible for providing leadership, direction and oversight of the Group’s sustainability strategy including environmental matters, responsible investment, social sustainability and people. The Committee also leads on workforce engagement.
More information on the role and responsibilities of the Sustainability Committee can be found in its terms of reference, which are available at www.prudentialplc.com/en/investors/governance-and-policies/board-and-committees-governance
Committee performance
The operation of the Committee was reviewed as part of the annual Board performance review. No material issues were identified.
The Committee discussed the output of the evaluation and agreed areas of focus. These are included in the consolidated outcomes of the 2025 Board performance review above.
Membership and 2025 meeting attendance

Committee members	Member since	2025 meetings[1]
George Sartorel, Chair	September 2024	6/6
Arijit Basu	September 2024	6/6
Claudia Suessmuth Dyckerhoff	September 2024	6/6
Jeanette Wong	September 2024	6/6
(1)The Committee held three scheduled meetings. In addition, the Committee held two joint meetings with the Audit Committee and one joint meeting with the
Remuneration Committee.
Regular attendees

–Chair of the Board –Chief Executive Officer –Chief Financial Officer –Chief Human Resources Officer	–Chief Sustainability Officer –Company Secretary
Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. Our strategy is to deliver high-quality growth and strong shareholder value.
Sustainability is a key component of this strategy: it enhances our ability to foster long-term business resilience, better support and empower our diverse customers and employees, address emerging risks, and capitalise on new growth opportunities in a constantly changing environment.
Our sustainability strategy is focused on three key pillars of: developing simple and accessible health and financial protection;
financing a just and inclusive transition; and running a sustainable and responsible business. Through our strategy, we are fostering financial literacy and inclusion in our markets and a culture of innovation and high performance.
The Committee provides leadership and direction on the Group’s sustainability strategy and its implementation, monitoring progress against the Group’s sustainability-related goals, reviewing sustainability reporting, and overseeing the organisational culture, employee wellbeing and engagement, as well as the Group’s community investment programmes.
External complexity and uncertainties in the environmental, social and governance landscape continued in 2025, characterised by global headwinds, conflicting regional dynamics and geopolitical instability. To help us stay abreast of significant trends and developments, we held two workshops at the beginning of the year. In the first, we heard external views on the global trends shaping sustainability. In the second, we considered how those trends and emerging risks impact on Prudential’s sustainability strategy and reporting and we agreed the Committee’s areas of focus for the year.
In addition to monitoring the embedding of our sustainability strategy across the Group, the key themes of our work in 2025 were the implementation and expansion of our Financing the Transition (FTT) framework, inclusive insurance, and our people and culture.
Following the introduction of our FTT framework in 2024, the Committee continued to assess progress against the Group’s target to commit $6bn of FTT portfolio investments by 2030, as well as progress in decarbonising the portfolio. We discussed and approved the expansion of our FTT framework to make climate adaptation and nature-related opportunities investible alongside climate mitigation. We also considered, with the Remuneration Committee, how best to embed the FTT target, and other sustainability metrics, into our Executive remuneration architecture.
2025 was also the year when we discussed and shaped our updated Climate Transition Plan to keep pace with evolving market practices and emerging regulatory expectations. Our Plan now includes our FTT framework, enhanced stewardship priorities, and nature-related considerations. We have also introduced a comprehensive Environmental Framework, setting out our decarbonisation targets to 2030 alongside a holistic climate strategy, including the development of inclusive insurance products.
Following on from the publication of our Inclusive Insurance Framework in 2024, the Committee monitored progress on the development of innovative prospective products and services that could enable us to distribute more affordable and accessible insurance products for underserved customers, potentially unlocking new business opportunities. This included considering the lessons learnt from case studies being run in a couple of our markets to test the viability of propositions.
Another important part of our work focused on our people: we reviewed employee engagement activities along with workforce policies and practices, and monitored the embedding of our organisational values. We considered the output of our annual employee survey which monitors our culture and values, tracking changes over time and enabling the Group to focus on areas requiring attention.
We worked closely with other committees, holding two joint meetings with the Audit Committee on non-financial reporting controls and working with the Remuneration Committee on the inclusion of Sustainability measures in long-term performance-related awards.
Additional details on our activities are provided below.

Key committee activities in 2025

January
–Externally-facilitated workshop covering the global
sustainability and climate change landscape, key
trends and challenges, examining headwinds, risks
and opportunities, investor perspectives, regulatory
outlook and reporting trends.
February
–Internal workshop considering potential impact of
the above on the key pillars of Prudential’s
sustainability strategy. The Committee also
considered regulatory developments, including
evolving sustainability reporting requirements, and
agreed its 2025 priorities;
–Review of FY24 Sustainability Report;
–Annual review of Group Code of Conduct,
recommended to the Board for approval;
–Update on sustainability-related geopolitical
landscape;
–Update on FTT investments;
–Review of people-related matters, including diversity
and employee survey results, considering themes
from the employee survey and management’s
response to them, including deep dives into
'hotspots'; and
–Update on on regulatory developments, including the
adoption of ISSB standards across the Group’s
markets.
March
Jointly with the Audit Committee
–Oversight of non-financial reporting and approval of
FY24 Sustainability Report.
April
–Review and approval of 2025 Modern Slavery
Statement.

June
–Update on sustainability-related geopolitical
landscape;
–Considered approach to Climate Transition Plan;
–Considered potential changes to sustainability
measures included in long-term incentive plans;
–Considered the transition to ISSB-aligned reporting
in the FY25 Sustainability Report;
–Review of workforce policies and practices, including
to ensure alignment with the Group’s purpose,
values and strategy; and
–Update on Prudence Foundation.
October
–Approach to FY25 Sustainability Report, including
alignment between TCFD and ISSB standards to
meet reporting requirements for both Hong Kong
and the UK;
–Considered position paper on nature and climate
adaptation, to supplement our FTT framework;
–Inclusive insurance update; and
–Diversity, inclusion, equity and belonging strategy.
Jointly with the Remuneration Committee
–Agreed changes to sustainability measures for long-
term incentive plans (ahead of shareholder
consultation).
December
–Publication of FTT addendum white paper to
define nature and climate adaptation investment
opportunities.
Jointly with the Audit Committee
–Non-financial reporting controls for FY 2025
disclosures; and
–Update on sustainability reporting standards across
our markets, including compliance with ISSB.

Regular reporting
In addition, the Committee receives regular updates from the Chief Sustainability Officer on progress against the implementation of the sustainability strategy and KPIs. It receives regular updates from the Chief HR Officer on people-related initiatives and on a dashboard of people-related metrics, covering trends in wellbeing, gender diversity and attrition. Committee (and Board) members participate in employee engagement activities and the Committee regularly reflects on the feedback obtained from such engagements.
2026 priorities
–Oversee progress towards our inclusive insurance ambitions;
–Deepen our oversight of talent development and succession planning across the Group (including to ensure a diverse talent pipeline); and
–Continue to support the Board on monitoring culture across the organisation.

Remuneration Committee
The report on the Remuneration Committee's activities can be found in the 'Compensation and employees' section below.

Audit committee financial expert
The Board has determined that Jeanette Wong, Chair of the Audit Committee, qualifies as an audit committee financial expert within the meaning of Item 16A of Form 20-F, and that Jeanette Wong is independent within the meaning of Rule 10A-3 under the
Exchange Act.
Governance - Differences between Prudential’s governance
practice and the NYSE corporate governance rules
The New York Stock Exchange (‘NYSE’) corporate governance rules for foreign companies recognise foreign companies must comply with domestic governance requirements. As a foreign private issuer, Prudential must comply with the following NYSE rules:
1.The Company must satisfy the audit committee requirements of the SEC;
2.The Chief Executive Officer must promptly notify the NYSE in writing after any executive officer of the Company becomes aware of any non-compliance with any applicable provisions of Section 303(A) of the NYSE’s Listed Company Manual;
3.The Company must submit an executed written affirmation annually to the NYSE affirming the Company’s compliance with applicable NYSE Corporate Governance Standards and submit an interim written affirmation notifying it of specified changes to its audit committee or a change to the Company’s status as a foreign private issuer; and
4.The Company must provide a brief description of any significant difference between its corporate governance practices and those followed by US companies under the NYSE listing standards.
As a company listed on the London Stock Exchange, Prudential is required to comply with the UK Listing Rules, the Disclosure
Guidance and Transparency Rules and the Admission to Trading on a Regulated Market regime issued by the FCA. Prudential is also required, pursuant to the UK Listing Rules, to report on its compliance with the UK Corporate Governance Code (the ‘UK
Code’) which is issued by the Financial Reporting Council. Throughout 2025, the UK Code applicable to Prudential consisted of a number of principles, and a series of more detailed provisions. The UK Listing Rules stipulate that Prudential must set out to shareholders how it has applied the principles of the UK Code and a statement as to whether it has complied with all relevant provisions. Where it has not complied with all relevant provisions, it must set out reasons for such deviation (the ‘comply or explain’ regime).
As a result of its listing on the Hong Kong Stock Exchange, Prudential is also required to comply with the continuing obligations set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the ‘HK Listing Rules’) and is
expected to comply with or explain any deviation from the provisions of the Corporate Governance Code contained in Appendix C1 to the HK Listing Rules (the ‘HK Code’).
The material differences between Prudential’s corporate governance practices and the NYSE rules on corporate governance (‘NYSE
Rules’) are set out below. Unless specifically indicated otherwise, references to compliance with the UK Code below also include compliance with the HK Code.
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
Separation of duties
The NYSE Rules do not specify a requirement for the roles of Chief Executive Officer and Chair to be separate.
The UK Code requires that these roles be fulfilled by different individuals. As at 25 March 2026, the roles of the Chief Executive
Officer and Chair of the Board are fulfilled by Anil Wadhwani and Shriti Vadera, respectively.
Committees of the board
The Prudential Board has established a number of Board Committees which are similar in both composition and purpose to those required under the NYSE Rules. The membership of these committees is entirely made up of non-executive directors whom the
Board has deemed to be independent, with the exception of the Chair who was independent on appointment. The Chair is no longer assessed as independent in accordance with the UK Code. The Chair of the Nomination & Governance Committee is the
Chair of the Board, as permissible under the UK and HK Codes. The Chair is a member of the Remuneration Committee but not a member of the Risk or Audit Committees.
In accordance with Rule 10A-3 of the Exchange Act, Prudential is required to have an Audit Committee which complies with the requirements of that rule. The Audit Committee of Prudential complies with these requirements except that it is responsible for considering the appointment, re-appointment or removal of the auditor and to make recommendations to the Board, and for shareholders to vote on at the annual general meeting. Shareholders are asked at the annual general meeting to authorise the
Audit Committee to set the remuneration of the auditor. Prudential’s Audit Committee reviews the Company’s internal financial controls and, unless expressly addressed by the Board itself, reviews the Company’s internal control and risk management systems in relation to financial reporting. The Risk Committee has responsibility for the oversight of risk management across the
Group.

The role of the compensation committee under NYSE rules is fulfilled at Prudential by the Remuneration Committee, which consists of independent Non-executive Directors and the Chair of the Board. As permitted by the UK Code, the Chair of the Board can be a member of the Remuneration Committee if they were independent on appointment, but cannot chair the Committee.
Prudential has established a Nomination & Governance Committee whose membership consists of independent Non-executive
Directors and the Chair of the Board. The Committee is not responsible for developing and recommending a set of corporate governance guidelines to apply to the Company as would be applicable for a US domestic company.
Non-executive Director meetings
To empower non-management directors to serve as a more effective check on management, the NYSE Rules require that the non-
management directors of each listed company must meet at regularly scheduled executive sessions without management.
Prudential complies with the equivalent provisions set out in the UK Code.
Code of ethics
Under the NYSE Rules, NYSE listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waiver of the code for directors or executive officers.
Prudential’s Code of Conduct is available on Prudential’s website. As required by the NYSE Rules, Prudential has extended the applicability of its Code of Conduct to all employees and agents.
Approval of equity compensation plans
The NYSE Rules for US companies require that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans. Prudential complies with corresponding domestic requirements in the UK Listing Rules issued by the FCA where appropriate, which mandate that the Company must seek shareholder approval for certain employee share plans, however, the Board does not explicitly take account of the NYSE definition of ‘material revisions’. The HK Listing Rules also provide that shareholder approval is required when making certain amendments to equity compensation plans.

Memorandum and Articles of Association
Prudential plc is incorporated and registered in England and Wales, under registered number 1397169. Its objects are unrestricted, in line with the default position under the Companies Act 2006.
The following is a summary of the rights of Prudential shareholders including certain provisions of Prudential's Articles of
Association (the Articles). The rights of Prudential shareholders are set out in the Articles or are provided for by English Law. This document is a summary and, therefore, does not contain full details of the Articles. A complete copy of the Articles was filed as an exhibit to Form 20-F on 26 March 2024. In addition, the Articles may be viewed on Prudential’s website.
Rights and obligations
The issued share capital of Prudential is not currently divided into different classes of shares.
The rights and obligations attaching to the Company’s shares are set out in full in the Articles. There are currently no voting restrictions on Ordinary Shares, all of which are fully paid, and each share carries one vote on a poll. If votes are cast on a show of hands, each shareholder present in person or by proxy, or in the case of a corporation, by its duly authorised corporate representatives, has one vote. The same individual may be appointed as proxy or as a corporate representative by more than one member.
Holders of Ordinary Shares have the right to participate in distributions of profits, by way of dividend and have the right to participate in the surplus assets of the Company available for distribution in the event of a winding up or liquidation, voluntary or otherwise in proportion to the amounts paid up or credited as paid up on such Ordinary Shares.
Where, under an employee share scheme, participants are the beneficial owners of the shares but not the registered owners, the voting rights are normally exercisable by the trustee on behalf of the beneficial owner in accordance with the relevant plan rules.
The trustees would not usually vote any unallocated shares held in trust but they may do so at their discretion provided it would be considered to be in the best interests of the beneficiaries of the trust and permitted under the relevant trust deed.
As at 23 March 2026, Trustees held 0.62 per cent of the issued share capital under the various plans in operation.
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
Certain restrictions may be imposed from time to time by applicable laws and regulations (for example, insider trading laws) and pursuant to the listing rules of both the FCA and the Hong Kong Stock Exchange, as well as under the rules of some of the Group’s employee share plans.
Changes in share capital and authority to issue shares
Under English law, directors require authority from shareholders, other than under certain types of employee share schemes, whenever shares are issued. Newly issued shares must first be offered to existing shareholders pro rata to their holdings (pre-
emption rights) subject to certain exemptions, for example, where shares are issued for non-cash consideration or in respect of certain types of employee share schemes.
Prudential seeks authority from its shareholders on an annual basis to issue shares up to a maximum amount of which a defined number may be issued without pre-emption rights being applied. Dis-application of statutory pre-emption procedures is also available for rights issues. The existing authorities to issue shares and dis-apply pre-emption rights, granted at the 2025 annual general meeting, are due to expire at the end of the 2026 annual general meeting of the Company when shareholder approval will be sought to renew those authorities.
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
Shares authorised but not issued
Preference shares
The Directors have authority to allot Sterling preference shares up to a maximum nominal amount of £20 million, Dollar preference shares up to a maximum nominal amount of $20 million, and Euro preference shares up to a maximum nominal value of
€20 million, the terms of which will be determined by the Board on allotment. This authority, originally granted in 2004 for five years, was renewed most recently by shareholders at the 2024 annual general meeting and is due to expire at the conclusion of the 2029 annual general meeting, unless renewed by shareholders. It is anticipated that shareholder approval will be sought to renew the authority at the 2029 annual general meeting of the Company.
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

The Board may only capitalise any amounts available for distribution in respect of any series or class of preference shares if to do so would mean that the aggregate of the amounts so capitalised would be less than the multiple, if any, determined by the Board of the aggregate amount of the dividends payable in the 12-month period following the capitalisation on the series or class of preference shares and on any other preference shares in issue which rank pari passu in relation to participation in profits. This restriction may be overturned with either: (i) the written consent of the holders of at least three-quarters in nominal value; or (ii) a special resolution passed at a general meeting of the holders of the class or series of preference shares.
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
If a shareholder does not claim a dividend within six years of such dividend becoming due for payment, such shareholder forfeits their right to receive it. Such unclaimed amounts may be invested or otherwise used for Prudential’s benefit.
The Company periodically undertakes share forfeiture programmes. If a shareholder is recorded as untraced for more than six years, the shares are deemed as forfeited and sold by the Company. The proceeds from the sale of the forfeited shares are held for a period of two years by the Company, as required under the Articles.
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
Prudential seeks an authority annually at its annual general meeting to hold general meetings (other than annual general meetings) on 14 clear days’ notice.
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
Shareholders may appoint and remove Directors by ordinary resolution at a general meeting of the Company. The UK Corporate
Governance Code contains a provision that all directors should stand for annual re-election. In line with these provisions, all
Directors, except those who are retiring or being elected for the first time, are expected to stand for re-election at the 2026 annual general meeting.
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
–reaches, exceeds or falls below 3 per cent and/or any subsequent whole percentage figure above 3 per cent as a result of an acquisition or disposal of Ordinary Shares or financial instruments; or
–reaches, exceeds or falls below any such threshold as a result of any change in the number of voting rights attached to the
Ordinary Shares.
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
In accordance with English company law, the Articles allow the Board to authorise any matter which would otherwise involve a
Director breaching their duty under the Companies Act 2006 to avoid conflicts of interest or potential conflicts of interest and the relevant Director is obliged to conduct themselves in accordance with any terms imposed by the Board in relation to such authorisation.
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
–certain matters that benefit the Group (such as a guarantee, indemnity or security in respect of money lent or obligations undertaken by the Director at the request of or for the benefit of the Company or one of its subsidiaries);
–certain matters that are available to all other Directors and/or employees (such as the provision to the Director of an indemnity where all other Directors are being offered indemnities on substantially the same terms or in respect of any contract for the benefit of Group employees under which the Director benefits in a similar manner to the employees); and
–certain matters that arise solely from the Director’s interest in shares or debentures of the Company (such as where Prudential or one of its subsidiaries is offering securities in an offer in which the Director is entitled to participate as a holder of securities or in respect of any contract in which a Director is interested by virtue of their interest in securities in the Company).
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
Directors’ remuneration
The remuneration of the Executive Director and the Chair is determined by the Remuneration Committee, which consists solely of
Non-executive Directors. The Chair, who is a member of the Remuneration Committee, does not participate in discussions or decisions of the committee about their own remuneration. The remuneration of the Non-executive Directors is determined by the
Board. For further information, including information on payments to Directors for loss of office, see ‘Compensation and
Employees’.
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

Code of ethics
Prudential has a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act, which Prudential calls its Group Code of Conduct (the Code) which applies to all employees, contingent workers and the Board of Directors.
Prudential’s Group Code of Conduct and Group Governance Manual, supported by the Group’s risk-related policies, are reviewed each year to ensure it remains fit for purpose, taking into consideration both internal and external factors. The Code sets out the principles and guidelines that outline the ethical standards and responsibilities of the Group and its people. Supporting Group policy requirements include those related to compliance and financial crime, covering anti-money laundering, sanctions, anti-
bribery and corruption, conduct, conflicts of interest, confidential and proprietary information and securities dealing. The Group’s
Third-Party Supply and Outsourcing Policy requires that human rights and modern slavery considerations are embedded in material supplier arrangements. Procedures to allow individuals to speak out safely and anonymously against unethical behaviours and conduct violations are also in place.
Prudential’s Code is available on its website at www.prudentialplc.com.
Insider trading policies
Prudential has adopted an Insider Trading Policy that governs the purchase, sale, and other dispositions of its securities by the
Board of Directors, senior management and employees of the Group. This policy is designed to promote compliance with applicable insider trading laws, rules and regulations. A copy of Prudential’s Insider Trading Policy was previously filed with the
Securities and Exchange Commission on 26 March 2025 as an exhibit to Prudential's Form 20-F.

Salary 13%
Pension 2%
Fixed pay 15%
Cash bonus 16%
Short-term 32%
Current
Deferred bonus 11%
Long-term 68%
Performance-related pay 85%
LTIP 58%
Proposed changes are highlighted
Salary 13%
Pension 2%
Fixed pay 15%
Cash bonus 20%
Short-term 35%
Proposed
Varies 14%
Long-term 51%
Deferred/Immediate bonus 14%
Performance-related pay 85%
LTIP 51%

Compensation and Employees
Remuneration at a glance
Elements of Executive Director remuneration
The charts below show the breakdown of the Chief Executive Officer’s remuneration1 under the current Policy (a maximum AIP of
200 per cent of salary and full vesting of a PLTIP award of 425 per cent of salary) and the proposed 2026 Policy (a maximum AIP of 250 per cent and full vesting of PLTIP at 375 per cent. A significant portion of remuneration remains performance-based, long-
term and at risk. Performance-related remuneration is subject to malus (forfeiture or reduction before delivery) and clawback
(recovery provisions for a period after delivery). The malus and clawback provisions are detailed in the Directors' remuneration policy.
(1)Excluding the value of any benefits provided during the year

Current structure	Proposed structure
Principles underlying the Policy

Proportionality
–No incentives are paid for performance below threshold.
Financial targets are set against the Board-approved plan.
–Under the PLTIP, 20 per cent of each portion of the award
will vest for achieving threshold performance.
–The Committee approves termination arrangements of
Executive Directors to ensure that there is no reward for
failure.
Simplicity
–The structure comprises fixed remuneration, annual and
long-term incentives only.
–There is a demonstrable link between performance and
reward outcomes.
Alignment to culture
–Chief Executive Officer's pension benefit of 13 per cent of salary is aligned with that of the wider workforce.
–Advice from the Risk Committee is taken to ensure that
risk management, culture and conduct are appropriately
reflected in the operation of Executive Directors’
remuneration.
–The vesting period attached to the PLTIP reflects the time
horizon of the business plan.
–The additional post-vesting holding period and share
ownership guidelines align Executive Director interests
with those of other stakeholders.

Predictability
–This report details the connection between the
performance of the business and the remuneration
outcomes for the Chief Executive Officer under the
applicable incentive schemes.
Clarity
–The Committee consults regularly with the Company’s
largest shareholders on executive pay proposals before they
are implemented.
–Details of Executive Director pay proposals are clearly set out in the Annual report on remuneration.
Risk
–The Risk Committee advises the Committee on risk
management considerations to inform remuneration
decisions.
–The Committee has flexibility to adjust incentive outcomes
and to apply malus and clawback to awards and incentive
payments.
–The holding period on PLTIP awards extends the award
time horizon to five years.
–In-employment share ownership guidelines provide a
strong connection to the sustained success of the
Company. Post-employment requirements continue the
alignment with Company success and stakeholder
interests.

How the current Directors’ remuneration Policy operates
The remuneration policy was approved by shareholders at our AGM on 25 May 2023. The policy is summarised below for convenience. The full and definitive policy can be found on our website at
https://www.prudentialplc.com/content/dam/prudential-plc/investor/governance-and-policies/policies-and-statements/directors-
remuneration-policy-2022.pdf.

Key elements of remuneration		2026	2027	2028	2029	2030	Key features of operation of the policy

Fixed pay	Salary and benefits
–Salaries reviewed annually with increases generally no greater than those of the workforce unless there is a change in role or
responsibility. Benefits reflect individual circumstances and are competitive in the local market.
–Pension contributions and/or a cash supplement up to 13% of salary.
–Executive Directors based in Hong Kong receive this in addition to contributions into the Hong Kong Mandatory Provident Fund.

Pension
Short- term variable pay	Cash bonus
–The maximum opportunity is up to 200 per cent of salary.
–40 per cent of bonus is deferred for three years. Deferral will be in cash where share ownership guidelines have been met, or otherwise in shares.
–Awards are subject to the achievement of financial and personal objectives, with a Pillar I capital underpin aligned with the Hong Kong
Insurance Authority capital framework.
–Award is subject to malus and clawback provisions.

Deferred bonus
Long-term variable pay Three-year performance assessment	Prudential Long Term Incentive Plan (PLTIP)		Performance period		Holding period
–Maximum award under the PLTIP is 550 per cent of salary although regular awards are below this level.
–Awards are subject to a three-year vesting period from date of grant and a further two-year holding period from the end of the vesting period.
–Awards are subject to relative TSR and financial performance measures, as well as a business integrity scorecard.
–Awards are subject to malus and clawback provisions.

Share ownership guidelines
–Chief Executive Officer guidelines are 400 per cent of salary.
–Executives generally have five years to build this level of ownership.
–Executives leaving the Board are required to hold the lower of their actual shareholding at the date they leave the Board or their in-
employment share ownership guideline for a period of two years.

Summary of proposed major Policy changes for Executive Directors1

Remuneration element	Proposed changes	Rationale

Fixed pay	–Scope to increase the annual salary for Executive Directors above the increases for other employees if the Committee believes it appropriate, based on factors considered during the salary review.
–This allows the Committee to apply its judgement
to ensure the overall package remains
competitive. Should the Committee consider using
this power, this would usually be discussed with
major investors before a decision was made.

Short-term variable pay	–The maximum opportunity is 250 per cent of salary for Executive Directors. Annual awards are disclosed in the relevant Annual report on remuneration.	–This change is part of rebalancing the usual total maximum incentive opportunity between long- term incentive and annual bonus.

–AIP awards are to be paid in cash if an Executive
Director meets their share ownership guideline at
the end of the financial year for which the bonus
is paid.  If not, they will normally be required to
defer in shares the lower of 40 per cent of their
bonus, or the portion of bonus sufficient to meet
the share ownership guideline.

–This change, together with the other
recommended changes, is designed to ensure the
overall remuneration package is competitive. Our
peers generally deliver a greater proportion of
total remuneration in cash and over a much
shorter timeframe.

Long-term variable pay
–The statement that 'Annual awards are usually
significantly below the maximum 550 per cent of
salary' has been removed from the proposed
Policy. The Committee would seek to consult with
major shareholders before making any increase to
current award levels.

–The PLTIP maximum is unchanged, with the
proposed 2026 award reduced by 50 per cent of
salary to 375 per cent.
–The annual PLTIP award level will continue to be
disclosed in the Annual report on remuneration.

Notes
(1)Further details on all proposed Policy changes are provided in the 'New Directors' remuneration policy' section.

What performance means for Executive Director remuneration in 2025
At Prudential, remuneration packages are designed to ensure strong alignment between pay and performance. In 2025, the
Group’s performance was appropriately reflected in the incentive outcomes as set out below, and as described in greater detail in the Annual report on remuneration.
Mr Wadhwani's 2025 AIP outcome

Measure	Weighting	Outturn	% achieved

Group new business profit	36%	21.3%
Group adjusted operating profit	16%	16.0%
Group net operating free surplus generated	16%	16.0%
Group cash flow	12%	9.6%
Total Group financial measures	80%	62.9%
Personal objectives	20%	19.0%
Total bonus	100%	81.9%
2023 PLTIP outcome

Measure	Weighting	Outturn	% achieved

Three-year relative TSR	35%	–%
Return on embedded value	40%	33.0%
Business integrity scorecard	25%	22.1%
Total PLTIP	100%	55.1%

Annual report on remuneration
Role and responsibilities of the Remuneration Committee
The role and responsibilities of the Committee are set out in its terms of reference, which are reviewed by the Committee and approved by the Board on a periodic basis, and can be found on the Company’s website at https://www.prudentialplc.com/
content/dam/prudential-plc/investor/governance-and-policies/board-and-committees-governance/egroup-remuneration-
committee-tors-2-jan-2025.pdf.coredownload.inline.pdf. The Committee’s role is to assist the Board in meeting its responsibilities regarding the determination, implementation and operation of the overall remuneration policy for the Group, including the remuneration of the Chair of the Board, Chief Executive Officer, Group Executive Committee members, the Company Secretary and the Chief Internal Auditor, as well as overseeing the remuneration arrangements of other staff within its purview. In 2025, the
Committee met seven times and also dealt with a number of matters by email circulation.
The principal responsibilities of the Committee set out in its terms of reference and discharged during 2025 were:
–Approving the operation of performance-related pay schemes operated for the Chief Executive Officer, other members of the
Group Executive Committee, the Company Secretary and Chief Internal Auditor, and determining the targets and individual payouts under such schemes;
–Consulting with shareholders and the principal advisory bodies on the proposed Directors' Remuneration Policy and decisions taken in respect of the Chief Executive Officer’s remuneration arrangements for 2026;
–Reviewing the operation and awards made under all share plans requiring approval by the Board and/or the Company’s shareholders;
–Monitoring the compliance of the Chair, Chief Executive Officer, other members of the Group Executive Committee, and non-
executive Directors with share ownership guidelines;
–Reviewing and approving individual packages for the Chief Executive Officer and other members of the Group Executive
Committee including for any new hires and departures and the fees of the Chair. Reviewing workforce remuneration practices and related policies across the Group when setting the remuneration policy for the Executive Director, as well as the alignment of incentives and awards with culture;
–Monitoring the remuneration and risk management implications of remuneration of senior executives across the Group and other selected roles; and
–Overseeing the implementation of the Group remuneration policy for those roles within scope of the specific arrangements referred to in the Hong Kong Insurance Authority's (HKIA) Group-Wide Supervision (GWS) Framework.
The Chief Executive Officer attends meetings by invitation. The Committee also had the benefit of advice from the:
–Chief Risk and Compliance Officer;
–Chief Financial Officer;
–Chief Human Resources Officer; and
–Director, Group Reward and CHRO, UK.
Individuals are not present when their own remuneration is discussed and the Committee is always careful to manage potential conflicts of interest when receiving views from the Chief Executive Officer or senior management about executive remuneration proposals.
During 2025 WTW was the independent remuneration adviser to the Committee, having been appointed by the Committee following a competitive tender process in 2024. WTW is a member of the Remuneration Consultants’ Group and voluntarily operates under its code of conduct when providing advice on executive remuneration in the UK. In addition to the guidance provided at the formal meetings of the Committee, the engagement partners regularly advise the Chair of the Committee directly between meetings. The Committee is comfortable that the WTW engagement partners and team providing remuneration advice to the Committee do not have connections with Prudential that may impair their independence and objectivity.
The total fees paid to WTW for the provision of independent advice to the Committee in 2025 were £186,010, charged on a fixed fee as well as a time and materials basis. WTW provided Prudential management with remuneration market data in respect of the wider workforce as well as actuarial consulting and technology services, which were rendered by entirely separate teams within
WTW.
Management also received external advice and data from a number of other providers, including legal counsel. This advice, and these services, are not considered to be material.
The operation of the Committee was reviewed as part of the annual Board performance review. No material issues were identified.
The Committee discussed the output of the evaluation and agreed areas of focus. These are included in the consolidated outcomes of the 2025 Board performance review.

Membership and 2025 meeting attendance
Committee members	Member since	2025 meetings[1]
Chua Sock Koong (Chair)	May 2021 (Chair since May 2022)	7/7
Ming Lu	May 2022	7/7
George Sartorel	May 2023	7/7
Shriti Vadera[2]	May 2024	6/7

Regular attendees –Chief Executive Officer –Company Secretary –Chief Human Resources Officer (CHRO) –Director, Group Reward and CHRO, UK –Remuneration Committee Adviser
(1)The Committee held four scheduled meetings. In addition, the Committee held one additional short meeting to consider year-end matters and two short meetings to consider ad hoc business. The Committee also held a working session in May to discuss an early outline of potential changes to the Directors'
Remuneration Policy.
(2)Shriti Vadera was unable to attend one additional meeting due to travel commitments.

Table of Executive Director total remuneration (the ‘single figure’) – audited information

$000s	salary	taxable benefits*	total bonus†	PLTIP releases‡	pension benefits§	other remuneration[1]	Total fixed remuneration~	Total variable remuneration~	Total remuneration the ‘single figure’^
Anil Wadhwani (2025)	1,575	635	2,580	3,581	207	–	2,417	6,161	8,578
Anil Wadhwani (2024)	1,574	503	2,801	–	207	1,439	2,284	4,240	6,524
*Benefits include the cost of providing the use of a car and driver, medical insurance, and expatriate benefits. Benefits of significant value include housing costs
($405,000), which is in line with Asia practice.
†The total value of the bonus, comprising both the 60 per cent delivered in cash and 40 per cent bonus deferred for three years. Given that Mr Wadhwani has met his share ownership guideline, the 2025 bonus will be deferred in cash. The deferred part of the bonus is subject to malus and clawback provisions in accordance with the malus and clawback policies, but no further performance conditions.
‡    The estimated value of the 2025 PLTIP awards vesting for Mr Wadhwani has been calculated based on the average share price over the last three months of
2025 (HKD110.34) and includes the accumulated dividends delivered in the form of shares. The Committee’s approach to determining the level of vesting for this award is set out in the ‘Remuneration in respect of performance periods ending in 2025’ section. The actual value of vesting PLTIP awards, based on the share price on the date awards vest, will be shown in the 2026 report. The estimated value per share of the 2023 LTIP awards is 1.6 per cent lower than the value per share at grant. No adjustment to vesting levels has been proposed as a result of the share price depreciation.
§Pension benefits include contributions into defined contribution schemes as outlined in the Pension benefit entitlement section.
~Total fixed remuneration includes salary, taxable benefits and pension benefits. Total variable remuneration includes total bonus, PLTIP releases (where applicable), and variable remuneration elements of Mr Wadhwani's buyout.
^Each remuneration element is rounded to the nearest $1,000 and totals are the sum of these rounded figures. Total 2025 remuneration has been converted to
US dollars using the exchange rate of 7.7960 for HKD and 0.7581 for GBP. Exchange rate fluctuations will, therefore, impact the reported value. Exchange rates used for 2024 reporting were 7.8030 for HKD and 0.7824 for GBP. The 31 per cent year-on-year increase in Mr Wadhwani’s remuneration reflects the vesting in 2025 of his first PLTIP award and that an element of his replacement award that vested in 2024 was included in the 2023 single figure in line with the regulations. Had that element been included in the restated 2024 single figure the increase would have been 19 per cent.
Note
(1)'Other remuneration’ for 2024 consists of the value of a replacement award made in relation to remuneration forfeited by Mr Wadhwani as a consequence of leaving his former employer, Manulife, and joining Prudential. In line with the regulations, this has been recalculated using the actual share price at vesting
(HKD84.00) and actual performance outcomes (141%) and includes the accumulated dividends. Further details can be found in the Recruitment arrangements section later in this report.
Remuneration in respect of performance in 2025 - audited information
Base salary
After due deliberation and following consultation with shareholders, the Committee considered that there should be no increase to the Chief Executive Officer’s salary for 2025. Mr Wadhwani’s salary, therefore, remains as it was at his appointment. The average increase for the wider workforce was 5.2 per cent.

Executive Director	2025 salary (local currency) from 1 January 2025	2025 salary (USD) from 1 January 2025[1]
Anil Wadhwani	HKD 12,281,000	$1,575,000
Note
(1)2025 salary converted to US dollars using an exchange rate of 7.7960 for HKD and rounded to the nearest $1,000.
Pension benefit entitlements
Pension benefit arrangements for 2025 are set out in the table below. The employer pension contribution available to the wider workforce is 13 per cent of salary.

Executive Director	2025 pension benefit	Life assurance provision
Anil Wadhwani	Pension supplement in lieu of pension of 13 per cent of salary and a HKD18,000 employer payment to the Hong Kong Mandatory Provident Fund.	Eight times salary.

Annual bonus outcomes for 2025
Target setting
For 2025, financial AIP metrics comprised 80 per cent of the bonus opportunity for the Chief Executive Officer. The financial element of the Chief Executive Officer’s 2025 bonus was determined by the achievement of four Group measures, namely TEV new business profit, adjusted operating profit, net operating free surplus generation, and cash flow, which are aligned to the Group’s growth and cash generation focus. The performance ranges were based on the annual business plans approved by the Board and set in line with the trajectory for the Group's 2027 strategic goals, in the context of anticipated market conditions.
Personal objectives comprised 20 per cent of the bonus opportunity for the Chief Executive Officer. These objectives were established at the start of the year and reflect the Group’s strategic priorities as set by the Board for 2025.
AIP payments are subject to meeting minimum capital thresholds which are aligned to the Group Risk Framework and appetite (as adjusted for any Risk Committee approved counter-cyclical buffers) ensuring that incentive outcomes reflect both financial performance and appropriate risk management, as described in the Chief Risk and Compliance Officer’s report.
The Committee seeks advice from the Risk Committee on risk management considerations to inform decisions about remuneration architecture and performance measures to ensure that risk management, culture and conduct are appropriately reflected in the design and operation of the Executive Director's remuneration.
Performance assessment
The Committee determines the bonus outcome based on pre-determined measures and considers whether the formulaic outcome reflects overall Company and individual performance.
The Committee considered a report from the Chief Risk and Compliance Officer, which was approved by the Risk Committee. This report confirmed that the 2025 results were achieved within the Group’s and businesses’ risk framework and appetite. The Chief
Risk and Compliance Officer also considered the effectiveness of risk management and internal controls, and specific actions taken to mitigate risks, particularly where these may be at the expense of profits or sales. The report also confirmed that the Group met minimum capital thresholds, which were aligned to the Group Risk Framework and appetites. The Committee took into account this advice when determining the AIP outcome for the Chief Executive Officer.
The table below illustrates the weighting of performance measures for 2025 and the level of achievement under the AIP:

Executive Director	Weighting of measures (% of total bonus opportunity)		Performance against measures (% of max for each component)		2025 AIP outcome (% of max opportunity)
	Group financial measures	Personal objectives	Group financial measures	Personal objectives		Maximum 2025 AIP (% of salary)	Actual 2025 AIP (% of salary)	2025 salary	2025 AIP award[2]
Anil Wadhwani[1]	80%	20%	78.6%	95%	81.88%	200%	163.77%	1,575,295	2,579,793
Notes
(1)Values converted to US dollars using an exchange rate of 7.7960 for HKD.
(2)Bonus awards are subject to 40 per cent deferral for three years. As the share ownership guideline has been met, the deferral will be made in cash.
The Committee determined the 2025 AIP award on the basis of the performance of the Group and of the Chief Executive Officer.
In making these decisions, it reflected on factors including:
–The overall contribution of the executive;
–Behavioural, conduct and risk management considerations; and
–Wider experience of stakeholders and overall corporate performance.
The AIP outcome was considered appropriate in the context of the above, and as such, no discretion was exercised.
Financial performance
The level of performance required for threshold, target and maximum payment against the Group’s 2025 AIP financial measures and the results achieved are set out below:

2025 AIP measure	Weighting	Threshold ($m)	Target ($m)	Stretch target ($m)	Achievement ($m)
Group TEV new business profit	45%	2,571	2,856	2,999	2,782
Group adjusted operating profit	20%	2,836	3,151	3,309	3,306
Group net operating free surplus generated	20%	1,358	1,509	1,585	1,675
Group cash flow	15%	1,600	1,829	2,058	1,829
Following the adoption of TEV reporting with effect from 1 January 2025, the Committee reviewed its long-established practice of adjusting financial targets to reflect prevailing interest rate and foreign exchange rate assumptions applicable for the full year reporting. Under TEV reporting, interest rate volatility in both NBP and OFSG is reduced as a result of the use of long-term economic assumptions. As such, after careful consideration, the Committee felt it was appropriate to: discontinue adjustments for interest rate volatility on performance measures directly affected by the adoption of TEV reporting, specifically, the NBP and OFSG metrics; continue adjusting the IFRS metric for economic movements (recognising that underlying market volatility will persist and cannot practically be removed); and continue adjusting for exchange rate movements across all metrics, as it was broadly in line with market practice. Adjustments to targets in any given year may be upwards or downwards and are designed to ensure that outcomes reflect management’s performance in the year by neutralising the effect of interest rates and foreign exchange movements during that year.
Personal performance
20 per cent of the Chief Executive Officer's annual bonus is based on the achievement of personal objectives, which may include:
–meeting individual conduct and customer measures;
–contribution to Group strategy as a member of the Board; and
–specific goals for which he is responsible and progress on major projects.

The below summarises the Chief Executive Officer’s performance against his 2025 personal objectives and strategic priorities. The assessment was undertaken by the Chair of the Board.

2025 personal objectives	Key achievements	Weighting	Performance outcome
People and Culture	–Strengthened the Group Executive Committee through senior appointments, effective onboarding and clear portfolio accountability. –Advanced succession planning and leadership pipeline development for key Group Leadership Team roles. –Further embedded a performance led, values driven culture, strengthening alignment between delivery, behaviours and reward outcomes.	20%	19%
Transformation
–Delivered the Group’s financial and operational commitments under the current strategy with double digit growth in our
key metrics[1], including consistent double digit growth across all quarters in new business profit, reflecting disciplined
execution and sustained operational focus
–Continued execution of the Transformation Agenda across
Agency, Health and Operations, supported by sustained
investment in capabilities, systems and technology.
–Improved operational efficiency and performance, including
reductions in operating variances and enhancement of
PruServices (our digital servicing portal now live for
customers in nine business units).
–Worked with joint venture partners, for example CITIC in
China saw new business profit growth of 27 per cent.
		35%	32%
Strategy	–Maintained a clear focus on capital allocation and capital management, demonstrating the Group’s ability to fund growth and deliver shareholder returns. –Reached an inflection point in the Group’s operating free surplus generation. Completed the $2bn share buyback and launched a further $1.2bn buyback programme in early 2026. –Delivered key strategic initiatives and transactions (eg the IPO of IPAMC in India), generating cash returns and supporting the Group’s capital position.	25%	24%
Stakeholder relations	–Strengthened shareholder engagement through clear, consistent communication. –Improved rNPs in eight out of ten business units, contributing to an increase in customer retention to 88 per cent. –Engaged with regulators across key markets, securing regulatory approvals and expanding market access.	20%	20%
Recognising Mr Wadhwani’s performance against his personal objectives, the Committee judged that an assessment of 95% of the portion of the bonus attributable to personal objectives (20% weighting) was appropriate.

Note
(1)Our key metrics are: new business profit, basic earnings per share based on adjusted operating profit and operating free surplus generated from in-force insurance and asset management business.
Further details of Key Management Remuneration may also be found in note B2.3 of the consolidated financial statements.
Long-term incentives vesting in respect of performance to 31 December 2025 – audited information
Prudential Long Term Incentive Plan (PLTIP)
Target setting
Our long-term incentive plans have stretching performance conditions that are aligned to the strategic priorities of the Group. In determining the financial targets attached to the awards made in 2023, the Committee had regard to the stretching nature of the three-year business plan for return on embedded value and capital positions as set by the Board. Furthermore, in setting the conduct and diversity targets under the business integrity scorecard, the Committee considered input presented by the Chief Risk and Compliance Officer, on behalf of the Risk Committee, in assessing conduct risk and had regard to the Company’s commitment under the Women in Finance Charter for the diversity measure.
Further details may also be found in note B2.2 of the consolidated financial statements.
Performance assessment
In deciding the proportion of the awards to be released, the Committee considered actual results against performance targets. The
Committee also reviewed information about underlying Company performance to ensure vesting levels were appropriate, including an assessment of whether results were achieved within the Group’s risk framework and appetite. Finally, overall vesting levels were reviewed to ensure that levels of reward provided remain reflective of the Company’s performance.

	Weighting	Threshold (20 per cent of award vests)	Stretch (100 per cent of award vests)	Performance achieved	Vesting outcome
Relative TSR[1]	35%	Median	Upper quartile	Below median	–
Return on embedded value (RoEV)[2]	40%	9.35%	12.65%	11.3%	82.5%
Reduction in WACI[3]	5%	25.0%	35.0%	53.0%	100.0%
GWS operating capital generation[4]	5%	$3,698 million	$5,004 million	Above target but below the cumulative stretch target	81.2%
GIECA[5]	5%	$7,853 million	$10,625 million	Above target but below the cumulative stretch target	82.6%
Diversity[6]	5%	35.0%	40.0%	38%	78%
Conduct[7]	5%	Partial achievement	Stretch achievement	No conduct, culture or governance issues that resulted in significant capital add-ons or material fines	100.0%
Total	100%				55.09%
Notes
(1)Relative TSR is measured on a ranked basis over three years relative to peers. The peer group for the 2023 awards consists of AIA, China Life, China Pacific
Insurance, China Taiping Insurance, DBS Group, Great Eastern, Hang Seng Bank, Manulife Financial, MetLife, New China Life, Ping An Insurance and Standard
Chartered. As Great Eastern shares recommenced trading on 21 August 2025, the Committee decided that Great Eastern’s actual TSR performance over the full performance period would be used.
(2)The average three-year Group RoEV relative to the 2023–2025 Board-approved business plan; these targets were adjusted for the change in reporting on a
TEV basis.
(3)Reduction in weighted average carbon intensity (WACI) as at 31 December 2025 compared with the baseline as at 31 December 2019. The baseline and targets have been externally validated. Please see our Sustainability report for details of our ambitions and progress to date.
(4)Cumulative three-year GWS operating capital generation.
(5)Cumulative three-year GIECA operating capital generation.
(6)Diversity is measured as the percentage of Group Leadership Team (GLT) that is female at the end of 2025. For these purposes, GLT members who are employed by our operating joint venture Prudential BSN Takaful Berhad are included.
(7)Conduct is assessed through appropriate management action, ensuring there are no significant conduct/culture/governance issues that could result in significant capital add-ons or material fines.
As disclosed in last year's report, the Group started reporting on a TEV basis in January 2025. As RoEV was set on a European
Embedded Value basis the targets required adjustment. In revising the targets, the Committee adopted the following principles:
–Participants should not be advantaged or disadvantaged by the transition to the TEV reporting methodology;
–The value of outstanding awards and their key terms (vesting dates, holding periods, malus and clawback provisions) are unaffected;
–If performance conditions are revised, the revised conditions should be no more or less stretching than those originally attached to the awards; and
–Details of the revised targets will be disclosed.
These principles, similar to those adopted in respect of the demergers of the Jackson and M&G businesses, were discussed with and supported by our largest shareholders in late 2024 and early 2025 and before the revisions were made.
Details of cumulative achievement under the capital measures have not been disclosed, as the Committee considers that these are commercially sensitive and disclosure would put the Company at a disadvantage compared to its competitors. The Committee will keep this disclosure policy under review based on whether, in its view, disclosure would compromise the Company’s competitive position.
PLTIP vesting
The Committee considered a report from the Chief Risk and Compliance Officer, which was approved by the Risk Committee. This report confirmed that the financial results were achieved within the Group’s risk framework and appetite. On the basis of this report and the performance of the Group described above, the Committee decided that it was not appropriate to apply any adjustment to the formulaic vesting outcome of the 2023 PLTIP awards.

Long-term incentives awarded in 2025
2025 share-based long-term incentive awards
The table below shows the conditional award of shares made to the Chief Executive Officer under the PLTIP in 2025 and the performance conditions attached to this award.

Executive Director	Role	Number of shares subject to award	Face value of award		Percentage of awards released for achieving threshold targets	End of performance period
			% of salary	(USD)*
Anil Wadhwani	Chief Executive Officer	635,353	425%	6,695,004	20%	31 December 2027
*Award calculated based on the average share price over the three dealing days prior to the grant date in March, being HKD 82.15. The value has been converted to US dollars at the exchange rate of 7.7960.
The measures, weightings and targets for the 2025 PLTIP award for the Chief Executive Officer are summarised below:

		Threshold[1]	Maximum
Measure	Weighting	20% vesting	100% vesting
Relative TSR[2]	45%	Median	Upper quartile
NBP[3,5]	15%	$8,575m	$11,601m
Gross OFSG[4,5]	15%	$9,288m	$12,567m
Business integrity scorecard	25%	see below
Notes
(1)Performance below threshold results in 0% vesting.
(2)Relative TSR is measured on a local currency basis since this has the benefit of simplicity and directness of comparison. The TSR peer group comprises: AIA
Group, China Life Insurance, China Pacific Insurance Company, China Taiping Insurance, DBS Group, Hang Seng Bank, Manulife Financial, MetLife, New China
Life, Oversea-Chinese Banking Corporation Limited, Ping An Insurance, and Standard Chartered.
(3)NBP measures the value creation of writing new business and is a key metric to indicate growth.
(4)Gross OFSG will be calculated as the operating free surplus generated within local businesses before investment in new business and any central costs.
(5)The threshold and maximum values for NBP and gross OFSG shown above were set on a TEV basis following the change in reporting, effective 1 January 2025.
Under the business integrity scorecard, performance will be assessed for each of the five measures at the end of the three-year performance period:

Measure	Weighting	Threshold performance[1] (20% vesting)	Stretch performance[1] (100% vesting)
Reduction in WACI[2]	5%	50% reduction	55% reduction
GWS capital measure[3,5]	5%	Threshold	Stretch
GIECA measure[4,5]	5%	Threshold	Stretch
Diversity[6]	5%	38% female	42% female
Conduct[7]	5%	Partial achievement of Group expectations	Achieving Group expectations
Notes
(1)Performance below threshold results in nil vesting.
(2)Reduction as at 31 December 2027 compared with the baseline as at 31 December 2019. The baseline and targets have been externally validated. This element is subject to a transition finance underpin which must be met before any part of the WACI element vests.
(3)Cumulative three-year GWS operating capital generation.
(4)Group Internal Economic Capital Assessment (GIECA) surplus generation is a Pillar 2 economic capital metric.
(5)The targets for the GWS capital measure and the GIECA measure are deemed to be commercially sensitive and, if disclosed, would put the Company at a disadvantage compared to its competitors. They will be published in the Annual Report for the final year of the performance period.
(6)Diversity is measured as the percentage of GLT that is female. For these purposes, GLT members who are employed by our joint venture Prudential BSN
Takaful Berhad are included.
(7)Through strong risk management action, ensure there are no significant conduct/culture/governance issues that result in significant capital add-ons or material fines.
The Committee will review awards on vesting to assess whether outcomes appropriately reflect underlying Company performance and to ensure that participants do not benefit from windfall gains. In making this determination, the Committee will consider
Prudential’s stretching performance targets, the share performance of Prudential and its peers, the performance of the indices on which Prudential is listed, and any other factors it deems relevant.

Recruitment arrangements – audited information
As detailed in the 2023 Directors’ remuneration report, in order to facilitate Mr Wadhwani’s appointment, the Company agreed to replace remuneration forfeited by him and reimburse costs he incurred as a consequence of him leaving his former employer,
Manulife, and joining Prudential. Full details of these arrangements were provided in the 2023 Directors’ remuneration report.
Replacement award
As part of these recruitment arrangements, a replacement award was made under a one-off award agreement entered into on 8
March 2023 in accordance with Rule 9.4.2 of the UK Listing Rules. The replacement award was made on a like-for-like basis with the award subject to release in accordance with the original vesting time frames and, where applicable, satisfaction of the Manulife performance conditions attached to the original awards.
Three types of forfeited awards were replaced:
–performance shares were replaced with Prudential plc shares with the performance conditions tied to the original award (to be determined by the Committee based on performance outcomes published in the relevant Manulife Management Information
Circulars);
–restricted shares were replaced at face value; and
–market-value stock options were only replaced to the extent that they were 'in the money'.
The award comprised (i) a cash-settled nominal-cost option over Prudential plc shares, and (ii) replacement cash payments (which were paid in 2023 and reported in the 2023 single figure table). The nominal-cost option was granted to Mr Wadhwani on 21
March 2023 to replace the other forfeited Manulife awards in tranches. Part of the award vested in 2024 and was reported in the
2024 single figure table; further details of the vesting and exercise of the balance of the replacement award are provided below:

Replacement award[1]	No. of notional shares under option outstanding at 1 January 2025	Exercise price (HKD)	No. of notional shares exercised in 2025	No. of notional shares lapsed in 2025	No. of notional shares under option outstanding at 31 December 2025	End of performance period (if applicable)	Exercise period	Market price at date of vesting (HKD)
Performance shares
2022[2,3]	163,004	0.48	127,686	35,318	–	31 Dec 2024	1 May–8 May 2025	84.00
Restricted shares
2022	60,738	0.48	60,738	–	–	n/a	1–30 March 2025	79.40
Stock options
2020	11,552	0.48	11,552	–	–	n/a	5 March–3 April 2025	79.40
	235,294		199,976	35,318	–
Notes
(1)All awards were made in the form of options over notional shares.
(2)Elements of the replacement award that are reportable within the restated 'Table of 2024 Executive Director total remuneration'. These values have been restated to reflect the share price at the time of vesting and actual performance outcomes where applicable.
(3)Performance shares were replaced at their maximum value (180% of target) and remained subject to the satisfaction of the original Manulife performance conditions. The number of notional shares that vested was determined by dividing the total number of notional shares under option by 180% and multiplying this by the vesting outcome of 141% of target as published in the 2024 Manulife Management Information Circular.
Malus and Clawback
The Committee may apply clawback and/or a malus adjustment to variable pay (annual bonus, long-term incentives and replacement awards). The circumstances and the period during which malus and clawback provisions may be applied, are set out in the Malus and clawback Policy section of the New Directors' remuneration policy. The clawback period is considered appropriate by the Committee as, given the nature of the company’s business, it allows sufficient time for any relevant circumstances to come to light. Malus and clawback were not exercised during the year under review.
Pay comparisons
Performance graph and table
The chart below illustrates the TSR performance of Prudential, the FTSE 100 (as the Company has a listing on the London Stock
Exchange and is a constituent of the FTSE 100 index), and the peer group of international insurers, which comprise the Company’s
TSR peer group for the 2025 PLTIP awards. The chart illustrates the performance of a hypothetical investment of $100 in ordinary shares of Prudential plc over the 10-year period from 1 January 2016 to 31 December 2025 compared to a similar investment in the FTSE 100 or an index of the Company’s peers. Total shareholder return is based on returns index data calculated on a daily share price growth plus reinvested dividends (as measured at the ex-dividend dates).

Prudential TSR vs FTSE 100 and TSR peer group average – total shareholder return over 10-year period to December 2025

■	Prudential	■	FTSE 100	■	Peer group
The information in the table below shows the total remuneration for the Chief Executive Officer over the same period:

$000[1]	2016	2017	2018	2019	2020	2021	2022	2022	2023	2023	2024	2025
Chief Executive Officer[2,3]	MW	MW	MW	MW	MW	MW	MW	MFP	MFP	AW	AW	AW

Salary, pension and benefits	3,029	2,415	2,423	2,122	2,126	2,249	663	1,476	447	1,986	2,284	2,417
Annual bonus payment	2,904	2,673	2,848	2,804	1,355	3,057	693	2,161	441	2,638	2,801	2,580
(As % of maximum)	(99.5)%	(94.0)%	(95.0)%	(96.0)%	(46.0)%	(96.7)%	(96.0)%	(98.0)%	(97.4)%	(99.0)%	(89.0)%	(81.9)%
LTIP vesting	4,016	5,955	4,837	2,746	4,286	1,052	2,108	1,255	307	–	–	3,581
(As % of maximum)	(70.8)%	(95.8)%	(62.5)%	(62.5)%	(68.8)%	(17.8)%	(45.5)%	(45.5)%	(27.6)%	–	–	(55.1)%
Other payment[4]	–	–	–	–	–	–	–	–	–	7,081	1,439	–
Chief Executive Officer ‘single figure’ of total remuneration[5]	9,950	11,042	10,109	7,671	7,768	6,358	3,464	4,892	1,195	11,705	6,524	8,578
Notes
(1)All remuneration has been converted to USD using the average exchange rate for each respective financial year.
(2)In years where there has been a change in Chief Executive Officer, the figures shown for each individual’s remuneration in that year relate only to their service as Chief Executive Officer.
(3)The Chief Executive Officers are: MW: Mike Wells MFP: Mark FitzPatrick AW: Anil Wadhwani
(4)Other payment refers to the value of remuneration forfeited by Mr Wadhwani as a consequence of his leaving his former employer and replaced by the
Company.
(5)Further details on the ‘single figure’ are provided in the ‘single figure’ table for the relevant year. The figures provided reflect the value of vesting LTIP awards on the date of their release. For Mark FitzPatrick, the LTIP vesting for 2022 and 2023 also include performance periods in which he served in the role of Group
Chief Financial Officer and Chief Operating Officer.
Relative importance of spend on pay
The table below sets out the amounts payable in respect of 2024 and 2025 on all employee pay, dividends and the share buyback programme:

	2024	2025	Percentage change
All employee pay ($m)[1]	1,210	1,323	9%
Dividends and share buyback programme ($m)[2]	1,360	1,834	35%
Notes
(1)All employee pay as taken from note B2.1 of the consolidated financial statements.
(2)Dividends paid in the year as taken from note B5 and the share buyback programme value from note C8 of the consolidated financial statements.

Percentage change in remuneration
The table below illustrates the year-on-year change in remuneration for each Director compared to a wider employee comparator group:

	Salary (% change)					Benefits[10] (% change)					Bonus[9] (% change)
	2024- 25	2023- 24	2022- 23	2021- 22	2020- 21	2024- 25	2023-24	2022- 23	2021- 22	2020- 21	2024- 25	2023-2 4	2022- 23	2021- 22	2020- 21
Executive Director
Anil Wadhwani[1]	–	19%	–	–	–	26%	3%	–	–	–	(8)%	6%	–	–	–
Chair and Non- executive Directors[3]
Shriti Vadera[2]	2%	(1)%	1%	2%	907%	10%	(18)%	10%	35%	–	–	–	–	–	–
Jeremy Anderson	1%	5%	12%	3%	13%	25%	300%	–	–	–	–	–	–	–	–
Arijit Basu[4]	2%	1%	198%	–	–	33%	200%	–	–	–	–	–	–	–	–
Guido Fürer[5]	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Ming Lu6	2%	0%	0%	58%	–	–	–	–	–	–	–	–	–	–	–
George Sartorel[4]	3%	7%	34%	–	–	(40)%	400%	–	–	–	–	–	–	–	–
Mark Saunders[7]	36%	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Claudia Suessmuth Dyckerhoff[8]	2%	1%	–	–	–	50%	100%	–	–	–	–	–	–	–	–
Chua Sock Koong[6]	1%	(1)%	5%	70%	–	0%	100%	–	–	–	–	–	–	–	–
Jeanette Wong[6]	6%	19%	0%	74%	–	(33)%	–	–	–	–	–	–	–	–	–
Amy Yip[8]	(15)%	0%	0%	1%	0%	–	–	–	–	–	–	–	–	–	–
UK-based employees	4.0%	4.6%	6.0%	6.7%	3.1%	46.1%	(14.5)%	45.1%	(7.3)%	0.7%	(9.9)%	(13.6)%	143%	7.9%	5.8%
Notes
(1)Anil Wadhwani was appointed as Chief Executive Officer on 25 February 2023. The change in salary and benefits in 2023–24 reflects his pro-rated pay for
2023. In addition, his 2023 bonus was determined using his pro-rated salary. The percentage change in remuneration is calculated in USD.
(2)Shriti Vadera joined the Board and the Nomination & Governance Committee on 1 May 2020 and became Chair on 1 January 2021. The change in pay in 2020–
21 reflects her pro-rated pay for 2020 as well as her change in role. Fluctuations in benefits are also in part due to exchange rate movements where not dollar-
denominated.
(3)Fluctuations in Non-executive Directors’ pay are due to changes in Committee memberships and changes in the basic fee or additional fees for being a
Committee Chair or member. Fluctuations in benefits are also in part due to exchange rate movements where not dollar-denominated.
(4)Arijit Basu and George Sartorel joined the Board in 2022. The changes in pay in 2022–23 reflect their pro-rated pay for 2022.
(5)Guido Fürer joined the Board on 1 July 2025.
(6)Ming Lu, Chua Sock Koong and Jeanette Wong joined the Board in 2021. The changes in pay in 2021–22 reflect their pro-rated pay for 2021.
(7)Mark Saunders joined the Board on 1 April 2024. The change in pay in 2024–25 reflects his pro-rated pay for 2024.
(8)Amy Yip retired from the Board on 31 October 2025.
(9)The year-on-year change in bonus for UK-based employees between 2022 and 2023 reflects changes in the structure of their bonus plan and business performance. The increase in the level of taxable benefits from 2022 to 2023 for employees reflects the extension of private medical cover offered to employees and the introduction of critical illness cover.
(10)The year-on-year change in benefits from 2024 to 2025 for Mr Wadhwani reflects the increased cost in the provision of a car and driver, medical insurance and expatriate benefits and for UK-based employees the change reflects a new health cash plan introduced to align with Group-wide minimum standards and a higher private medical insurance cost in 2025 compared to 2024.
The regulations prescribe that this comparison should include all employees of the parent company. The number of individuals employed by the parent company is insufficient to be the basis of a representative comparison. Therefore, the Committee has decided to use all UK-based employees as the basis for this calculation. The average pay for all employees has been calculated on a full-time equivalent basis by reference to the total pay awarded to UK employees in each year from 2025 back to 2019. The salary increase includes uplifts made through the annual salary review, as well as any additional changes in the year; for example, to reflect promotions or role changes.
Chief Executive Officer pay compared with employee pay and gender pay gap
As reported in prior years, the UK headcount of Prudential Services Limited is below the 250-person threshold, which triggers mandatory publication of the gender pay gap and the CEO pay ratio. After due consideration, we have decided that the UK gender pay gap and CEO pay ratio are not meaningful, given our relatively small employee headcount in the UK.
Consideration of workforce pay and approach to engagement
The Committee believes that its approach to executive remuneration is consistent with the pay, reward and progression policies for other employees within the Group. The base salary and total remuneration levels for the Chief Executive Officer and other employees are competitively positioned within the relevant markets and reflect the operation of our remuneration structures, which are effective in appropriately incentivising staff, having regard to our risk framework and risk appetites, and to rewarding the ‘how’ as well as the ‘what’ of performance. During 2025, the Committee considered workforce remuneration and related policies in the businesses across the Group. Information presented to the Committee, by way of a dashboard, included how the
Company’s incentive arrangements are aligned with the culture and informed the Committee’s decision-making on executive pay and policy. By way of example, employee salary increase budgets are considered as part of the review of the Chief Executive
Officer’s compensation and salary increases.
The Committee considered the Chief Executive's remuneration in the context of workforce pay and is satisfied that it remains appropriate. In 2025, salary increases for other employees across the Group’s businesses were 5.2 per cent while the Chief
Executive Officer received no salary increase in January 2025. Employee engagement is led by the Sustainability Committee. The
Strategic report describes how it discharged this responsibility during 2025.
The Group operates PRUshareplus, an all-employee share purchase plan available to employees in 25 countries – 15 in Asia, eight in Africa and two in Europe – allowing our people to invest in the Company’s shares. Similar Syariah-compliant plans are available in our Syariah business. The Group also operates a UK Save As You Earn (SAYE) scheme and Share Incentive Plan (SIP). UK-
based employees are eligible to participate in both plans. Further details are provided in note B2.2 of the consolidated financial statements.
As part of our continuing efforts to safeguard our employees’ wellbeing, we held our fifth Prudential Recharge Day on 19
September 2025. All employees Group-wide were encouraged to take the day as an extra day off to rest and recharge, and to spend time with family and friends.

Chair and Non-executive Director remuneration in 2025 – audited information
Chair fee
Shriti Vadera’s fee was reviewed by the Committee during 2025. Having considered the fee against external benchmarks and that it was last increased in July 2022, the Committee felt that it was appropriate to increase her fee to $1,005,000, effective from 1
July 2025.
Non-executive Directors’ fees
The Non-executive Directors’ fees are denominated in US dollars. The fees were reviewed by the Board during 2025 with a 3.2%
increase made to the basic fee, which had been last increased in July 2022; this fee change was effective from 1 July 2025.

Annual fees[2]	From 1 July 2024 ($)	From 1 July 2025 ($)
Basic fee	125,000	129,000
Additional fees:
Audit Committee Chair	92,000	92,000
Audit Committee member	39,000	39,000
Remuneration Committee Chair	80,000	80,000
Remuneration Committee member	39,000	39,000
Risk Committee Chair	92,000	92,000
Risk Committee member	39,000	39,000
Nomination & Governance Committee Chair[1]	–	–
Nomination & Governance Committee member	19,000	19,000
Sustainability Committee Chair	60,000	60,000
Sustainability Committee member	30,000	30,000
Senior Independent Director	61,000	61,000
Notes
(1)There is no fee paid for the role of Nomination & Governance Committee Chair.
(2)As detailed in the Directors’ remuneration policy, should a new committee or working group be formed, the remit of an existing committee be materially expanded, or a new Non-executive Director role established, new or additional fees may be paid. Any fees will be commensurate with the new or additional responsibilities and time commitment involved.
If, in a particular year, the number of meetings and/or time commitment is materially greater than usual, the Company may determine that the provision of additional fees is fair and reasonable. No additional fees were paid in 2025.
The resulting fees paid to the Chair and Non-executive Directors are:

	2025 fees ($000)	2024 fees ($000)	2025 taxable benefits* ($000)	2024 taxable benefits* ($000)	Total 2025 remuneration: the ‘single figure’ ($000)†‡	Total 2024 remuneration: the ‘single figure’ ($000)†‡
Chair
Shriti Vadera	986	966	123	112	1,109	1,078
Non-executive Directors
Jeremy Anderson	338	335	5	4	343	339
Arijit Basu	196	192	4	3	200	195
Guido Fürer[1]	104	–	–	–	104	–
Ming Lu2	185	182	–	–	185	182
George Sartorel	284	277	3	5	287	282
Mark Saunders	205	151	–	–	205	151
Claudia Suessmuth Dyckerhoff	196	192	3	2	199	194
Chua Sock Koong	226	223	2	2	228	225
Jeanette Wong	288	271	2	3	290	274
Amy Yip[3]	138	163	–	–	138	163
Total	3,146	2,952	142	131	3,288	3,083
*Benefits include the cost of providing the use of a car and driver and medical insurance where applicable.
†Each remuneration element is rounded to the nearest $1,000 and totals are the sum of these rounded figures. The Chair and Non-executive Directors are not entitled to participate in annual bonus plans or long-term incentive plans.
‡Remuneration components denominated in GBP have been converted to US dollars using an exchange rate of 0.7824 for the 2024 single figure calculation and
0.7581 for the 2025 single figure calculations. As Non-executive Directors and the Chair do not receive variable remuneration components, the table above does not include a sum of total fixed and total variable remuneration.
Notes
(1)Guido Fürer joined the Board on 1 July 2025.
(2)During 2024, Ming Lu donated his fee to InspringHK Sports, an independent non-profit organisation based in Hong Kong.
(3)Amy Yip retired from the Board on 31 October 2025.

Statement of Directors’ shareholdings – audited information
The interests of Directors in ordinary shares of the Company are set out below. ‘Beneficial interest’ includes shares owned outright and deferred annual incentive awards, detailed in the Additional remuneration disclosures section. It is only these shares that count towards the share ownership guidelines.

	1 January 2025 (or on date of appointment)			31 December 2025 (or on date of stepping down)			Share ownership guidelines
	Total beneficial interest (number of shares)	Number of shares acquired during the year	Number of shares disposed of during the year	Total beneficial interest* (number of shares)	Number of shares subject to performance conditions†	Total interest in shares	Share ownership guidelines‡ (% of salary/fee)	Beneficial interest as a percentage of basic salary/ basic fees§
Chair
Shriti Vadera	117,500	–	–	117,500	–	117,500	100%	159%
Executive Director
Anil Wadhwani[1]	329,573	137,035	–	466,608	1,770,768	2,237,376	400%	403%
Non-executive Directors
Jeremy Anderson	19,157	–	–	19,157	–	19,157	100%	202%
Arijit Basu	9,691	4,000	–	13,691	–	13,691	100%	144%
Guido Fürer	–	13,000	–	13,000	–	13,000	100%	137%
Ming Lu	12,600	5,000	–	17,600	–	17,600	100%	186%
George Sartorel	13,000	1,000	–	14,000	–	14,000	100%	148%
Mark Saunders	13,750	–	–	13,750	–	13,750	100%	145%
Claudia Suessmuth Dyckerhoff	4,800	–	–	4,800	–	4,800	100%	51%
Chua Sock Koong	15,000	–	–	15,000	–	15,000	100%	158%
Jeanette Wong	14,600	–	–	14,600	–	14,600	100%	154%
Amy Yip	14,013	–	–	14,013	–	14,013	100%	148%
*Beneficial interests include shares held directly or indirectly by connected persons. The only changes in the Directors’ interests in ordinary shares between 31
December 2025 and 17 March 2026 were the acquisition of 109 shares through the Prudential All Employee Share Purchase Plan by Anil Wadhwani.
†Further information on share awards subject to performance conditions are detailed in the ‘share-based long-term incentive awards’ part of the Additional remuneration disclosures section.
‡The holding requirement under the Articles of Association (2,500 ordinary shares) must be obtained within one year of appointment to the Board. Executive
Directors and the Chair have five years to reach their guideline. Non-executive Directors have three years from their date of joining to reach the guideline.
§Based on the average closing price for the six months to 31 December 2025 (HKD106.05) and the exchange rate of 7.7960 for HKD.
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
Note
(1)Anil Wadhwani was appointed on 25 February 2023 and had met his share ownership guidelines by the end of 2025. Total beneficial interest includes deferred bonus awards without performance conditions.
Directors’ terms of employment
Details of the service contract of the Chief Executive Officer are outlined in the table below. The Directors’ remuneration policy contains further details of the terms included in Executive Director service contracts. As required by the Hong Kong Listing Rules, all Executive Director service contracts can be terminated by the Company by giving no more than 12 months’ notice (or payment in lieu of such notice) and without compensation payments other than any termination payments required by law.

	Date of contract	Notice period to the Company	Notice period from the Company
Executive Director
Anil Wadhwani	25 February 2023	12 months	12 months

Letters of appointment of the Chair and Non-executive Directors
Details of Non-executive Directors’ individual appointments are outlined below. The Directors’ remuneration policy contains further details on their letters of appointment. The Chair and Non-executive Directors are not entitled to receive any payments for loss of office. As required by the Hong Kong Listing Rules, the appointment of the Chair and the Non-Executive Directors can be
terminated by the Company by giving no more than six months’ notice (12 months’ notice for the Chair), or payment in lieu of such notice and without compensation payments other than any termination payments required by law.

Chair/Non-executive Director	Appointment by the Board	Notice period	Time on the Board at 2026 AGM
Chair
Shriti Vadera (Chair from 1 January 2021)	1 May 2020	12 months	6 years
Non-executive Directors
Amy Yip[1]	2 September 2019	6 months	n/a
Jeremy Anderson	1 January 2020	6 months	6 years 4 months
Ming Lu	12 May 2021	6 months	5 years
Chua Sock Koong	12 May 2021	6 months	5 years
Jeanette Wong	12 May 2021	6 months	5 years
George Sartorel	14 January 2022	6 months	4 years 4 months
Arijit Basu	1 September 2022	6 months	3 years 8 months
Claudia Suessmuth Dyckerhoff	1 January 2023	6 months	3 years 4 months
Mark Saunders	1 April 2024	6 months	2 years 1 month
Guido Fürer	1 July 2025	6 months	10 months
Note
(1)Amy Yip retired from the Board on 31 October 2025.
Payments to past Directors and payments for loss of office – audited information
Payments to past Directors, as they relate to their Directorships, are described below. A de minimis threshold of £10,000 has been set by the Committee; any payments or benefits provided to a past Director above this amount will be reported. There were no payments to past Directors in 2025, nor any additional payments to Directors for loss of office in the year.
Statement of voting at general meeting
The Directors’ remuneration policy was approved by shareholders at the 2023 Annual General Meeting. At the 2025 Annual
General Meeting, shareholders were asked to vote on the 2024 Directors’ remuneration report. Each of these resolutions received a significant vote in favour and the Committee is grateful for this support and endorsement by our shareholders. The votes received were:

Resolution	Votes for	% of votes cast	Votes against	% of votes cast	Total votes cast	Votes withheld
To approve the Directors’ remuneration policy (2023 AGM)	2,176,820,906	95.71	97,529,901	4.29	2,274,350,807	12,342,304
To approve the Directors’ remuneration report (2025 AGM)	1,967,863,835	92.40	161,804,212	7.60	2,129,668,047	1,720,482
Statement of implementation of remuneration policy in 2026
The proposed implementation of remuneration policy set out below is subject to shareholder approval of the Directors'
remuneration policy at the AGM to be held on 28 May 2026. Information about the 2026 Directors’ remuneration policy is set out in the New Directors' remuneration policy.
Base salary
The Chief Executive Officer’s remuneration package was reviewed in 2025, with the Committee considering the expected salary increases budgeted for other employees in 2026, alongside external benchmarks. These benchmarks, based on the 2025 TSR peer group, Asia-focused insurers and financial services firms, were selected to reflect that we compete for talent globally, particularly within financial services organisations with significant operations in Asia.
After due deliberation and consultation with the Company’s shareholders, the Committee considered that Mr Wadhwani’s salary for
2026 should be increased by 3 per cent. This recognises the time elapsed since his current base salary was last set in 2022 and his strong leadership and performance since joining the Company. Since the wider Prudential workforce received an average 5.1 per cent salary increase, 2026 will be the 14th consecutive year in which the increases generally offered to executives have been below or close to the bottom of the range of salary increases budgeted for the broader workforce.
Mr Wadhwani’s annual salary, effective 1 January 2026, will be HKD12,650,000.
2026 pension entitlements
Mr Wadhwani’s pension benefits will remain aligned to the workforce rate, currently considered to be 13 per cent of salary. In addition, statutory contributions will continue to be made into mandatory pension arrangements in Hong Kong, in line with local requirements.
Annual bonus
Mr Wadhwani will be eligible for a maximum bonus opportunity of 250 per cent of salary, subject to deferral in line with the 2026
Directors' remuneration policy.
For 2026, the AIP for the Chief Executive Officer's bonus will continue to be based on financial measures (80 per cent) and on personal and strategic objectives (20 per cent). Given the strong connection between remuneration and our longer-term strategic objectives, and that we are mid-way through our strategic cycle, we intend to keep the measures and weightings for the 2026 AIP unchanged from 2025, as set out below:

–Group new business profit – 45 per cent;
–Group adjusted operating profit – 20 per cent;
–Group net operating free surplus generation – 20 per cent; and
–Group holding Company cash flow – 15 per cent.
In 2025, we transitioned our external reporting from IFRS operating profit pre-tax to IFRS operating profit post-tax, to better align with investor expectations and peer disclosures. Accordingly, the IFRS measure for AIP from 2026 will be based on a post-tax basis.
The Committee considers the forward-looking targets to be commercially sensitive. The performance targets and outcomes will be set out in next year’s Directors’ remuneration report.
2026 share-based long-term incentive awards
Award levels
Mr Wadhwani will be eligible to receive a 2026 PLTIP award of 375 per cent of salary.
The Committee will review awards on vesting to ensure that participants do not benefit from windfall gains. The Committee will consider Prudential’s stretching performance targets, the share performance of Prudential and its peers, the performance of the indices on which Prudential is listed, and any other factors it deems relevant when determining vesting.
Performance conditions
The measures, weightings and targets for the 2026 PLTIP award for the Chief Executive Officer are summarised below:

Measure	Weighting	Threshold performance[1] (20% vesting)	Stretch performance (100% vesting)
Relative TSR[2]	40%	Median	Upper quartile
NBP[3]	15%	$9,630m	$13,029m
Gross OFSG[4]	15%	$10,841m	$14,668m
RoEV[5]	15%	14.3%	19.3%
Business integrity scorecard	15%	see below
Notes
(1)Performance below threshold results in 0% vesting.
(2)Relative TSR is measured on a local currency basis since this has the benefit of simplicity and directness of comparison. For 2026 awards, the 2026 TSR peer group comprises: AIA Group, China Life Insurance, China Pacific Insurance Company, China Taiping Insurance, DBS Group, Manulife Financial, MetLife,
Oversea-Chinese Banking Corporation Limited, New China Life, Ping An Insurance, and Standard Chartered.
(3)NBP measures the value creation of writing new business and is a key metric to indicate growth.
(4)Gross OFSG will be calculated as the operating free surplus generated within local businesses before investment in new business and any central costs.
(5)RoEV is a comprehensive performance measure for the Group, capturing both new business growth and the efficient management of in-force business.
Under the business integrity scorecard, performance will be assessed for each of the three measures at the end of the three-year performance period:

Measure	Weighting (% of total LTIP)	Threshold performance (20% vesting)	Stretch performance (100% vesting)
Financing the Transition[1]	5%	$3.783bn	$4.017bn
GWS capital measure[2,4]	5%	Threshold	Stretch
GIECA measure[3,4]	5%	Threshold	Stretch
Notes
(1)Cumulative committed/invested capital over the three-year performance period. The targets have been externally validated. This element is subject to a WACI reduction underpin which must be met before any part of the FTT element vests.
(2)Cumulative three-year GWS operating capital generation relative to threshold.
(3)GIECA surplus generation is a Pillar 2 economic capital metric.
(4)The targets for these metrics are deemed to be commercially sensitive and, if disclosed, would put the Company at a disadvantage compared to its competitors. They will be published in the Annual Report for the final year of the performance period.
Chair and Non-executive Directors
Fees for the Chair and Non-executive Directors were reviewed in 2025 with changes effective from 1 July 2025, as set out in the
Chair and Non-executive Director remuneration in 2025 section. The next regular fee level review will be conducted in 2026.

New Directors' remuneration policy
This section sets out the revised Directors’ remuneration policy (‘Policy’) which will be put forward to shareholders for a binding vote at the 2026 AGM on 28 May 2026. If approved, this Policy will apply immediately for three years following the AGM, unless prior shareholder approval is obtained for an amendment. This Policy has evolved from the current Policy which was approved at the AGM held on 25 May 2023 and has applied from that date. The Committee considers that the Policy maintains strong alignment between executive remuneration and Company performance.
The current Policy has operated as intended. Full details of the existing Policy can be found on our website at https://
www.prudentialplc.com/content/dam/prudential-plc/investor/governance-and-policies/policies-and-statements/directors-
remuneration-policy-2022.pdf.
During 2025, the Committee reviewed the Policy. In order to allow the Company to attract and retain best-in-class Executive
Directors from within or outside the Group in Asia, the Committee determined that it was essential to take steps to better align the
Policy with the remuneration practices of peers while also taking account of the need to reinforce the community of interest between Executive Directors and other stakeholders, the views of our shareholders, the remuneration of the workforce, the UK
Corporate Governance Code, and the Company’s broader regulatory and competitive environment. The Committee has determined that there would be no increase to the total usual annual maximum incentive opportunity available to Executive Directors.
In considering the remuneration arrangements, the Committee was aware that there is no one remuneration design which is typical among our peers in Asia. Companies operate a wide variety of incentive models.
Notwithstanding these differences in design, our peers generally deliver a greater proportion of remuneration in cash and pay over a much shorter timeframe than the Company’s existing reward models. In formalising the revised Policy, input was sought from the management team, while ensuring that conflicts of interest were suitably mitigated. Advice also was sought from the Risk
Committee to ensure the Policy appropriately reflects risk management considerations and supports risk-aligned remuneration outcomes. To ensure objectivity when formulating and operating the Policy, the Committee is entirely made up of independent
Non-executive Directors and no-one is present when their own remuneration is being discussed by the Committee.
Changes from 2023 Policy
The Committee evaluated a number of alternative remuneration structures. Following careful consideration and discussion with our major investors, the Committee has decided to retain key features of the current incentive structure and of the Policy approved by shareholders in May 2023, while introducing some changes to equip the Group to recruit and retain critical executive talent in the
Asia market. The Policy and the sections on the Annual Incentive Plan (AIP) and Prudential Long Term Incentive Plan (PLTIP) in
particular have been simplified to offer greater flexibility and clarity. The principal differences between the 2026 and 2023 Policies are set out below.

Policy element(s)	2023 Policy	Recommended 2026 Policy	Commentary
Base salary – value	–Annual salary increases for Executive Directors will normally be in line with the increases for other employees unless there is a change in role or responsibility.
–Annual salary increases for
Executive Directors will normally
be in line with the increases for
other employees. The Committee
can determine to increase the
annual salary for Executive
Directors above the increases for
other employees if it believes that
this is appropriate based on
factors considered during the
salary review.

–Our long-standing practice has
been for annual salary increases
for Executive Directors to be
below the increases for other
employees. Notwithstanding that
it is anticipated that this will
continue to be the case, this
change allows the Committee to
apply their judgement to ensure
the overall remuneration package
remains competitive.
–Should the Committee consider
using this power, this would
usually be discussed with major
investors before a decision was
made and its reasons for making
the decision would be disclosed in
the relevant Annual report on
remuneration.

Policy element(s)	2023 Policy	Recommended 2026 Policy	Commentary
Benefits
–Executive Directors and Non-
executive Directors (NEDs) can
receive reimbursement for
business expenses (including any
tax liability) incurred when
travelling overseas in performance
of duties.
–If as a consequence of the
Company’s corporate structure,
Non-executive Directors are
required to prepare personal tax
returns in Hong Kong and/or the
UK, in addition to preparing their
personal tax return for the
jurisdiction which is their place of
residence, the Company will
reimburse the costs of personal
tax return preparation for
whichever locations are not their
place of residence (including
payment of any tax cost
associated with the provision of
the benefit).

–Business expense reimbursement
is also applicable to Executive
Directors. The description of
reimbursed business expenses
has been expanded to include
banking fees and any other
reasonable fees for professional
services incurred when travelling
overseas in performance of duties
or due to the Company’s
corporate structure.
–Modest gifts or awards to
Executive Directors on customary
occasions of the same value as
offered to the wider workforce in
the same location, for example
long service awards.
–Reflects the administrative obligations created for the Executive Directors and NEDs in discharging their services. –Supports alignment with the wider workforce.
Bonus – opportunity	–The maximum AIP opportunity is up to 200 per cent of salary for Executive Directors. Annual awards are disclosed in the relevant Annual report on remuneration.	–The maximum AIP opportunity is up to 250 per cent of salary for Executive Directors. Annual awards are disclosed in the relevant Annual report on remuneration.
–This change is part of rebalancing
the usual total maximum incentive
opportunity between long-term
incentive and bonus, i.e. reducing
the 2026 PLTIP award by 50 per
cent of salary and increasing the
2026 AIP award by 50 per cent of
salary.

Bonus – form and timing of payment
–40 per cent of an Executive
Director’s bonus will be deferred
in cash for three years provided
that their share ownership
guideline is met. Deferred awards
will be made in shares if the
Executive Director’s share
ownership guideline has not yet
been achieved. The Committee
retains discretion to vary the
proportion of the bonus to be
deferred and the length of the
deferral period.
–The release of deferred bonus
awards is not subject to any
further performance conditions.
Deferred bonus awards in shares
carry the right to accumulate an
amount to reflect the dividends
payable in respect of the shares
that vest during the deferral
period. These dividend
equivalents will normally be
settled in shares, but there is the
flexibility to deliver them in cash.
The amount of the dividend
equivalent payment may assume
the re-investment of the relevant
dividends in shares.

–Up to 40% of an Executive
Director’s bonus will be deferred
into shares, for three years, while
they are building their share
ownership and until their share
ownership guideline has been
met, otherwise a bonus is paid
immediately in cash. Achievement
of the share ownership guideline
will be assessed as at the end of
the financial year for which the
bonus is paid.
–For the avoidance of doubt, an
Executive Director will need to
continue to meet the share
ownership guideline (even during
the share ownership guideline
build up period) for AIP awards to
be paid in cash. If the share
ownership guideline is not met at
the end of a financial year, the
necessary portion of  the AIP paid
in respect of that year  will be
delivered in shares.

–This change, together with the
other recommended changes, is
designed to ensure the overall
remuneration package is
competitive. Our peers generally
deliver a greater proportion of
total remuneration in cash and
over a much shorter timeframe.

Fees for the Chair and Non-executive directors
–The Chair receives an annual fee
for the performance of their role.
–All Non-executive Directors
receive a basic fee for their duties
as a Board member. Additional
fees are paid for added
responsibilities.

–The Chair receives an annual fee
for the performance of their role.
–All Non-executive Directors
receive a basic fee for their duties
as a Board member. Additional
fees are paid for added
responsibilities.
–A portion of fees may be delivered
in the form of shares without
performance conditions, based on
the market value of the shares, if
the Board/ Committee deems that
this is appropriate.

–We intend to continue to pay fees
in cash in 2026.  A provision
allowing a portion of fees to be
delivered in shares provides the
Board/ Committee flexibility in
light of relevant circumstances,
including changes in market
practice,  during the life of the
Policy.

Fixed pay Policy for Executive Directors

Component and purpose	Operation	Opportunity
Base salary Paying salaries at a competitive level enables the Company to recruit and retain key Executive Directors.
Offer Executive Directors market competitive base
salaries.
The Committee usually reviews salaries annually
with changes normally effective from 1 January. In
determining base salary for each Executive
Director, the Committee considers factors such as:
–Salary increases for other employees across the
Group;
–The performance and experience of each
Executive Director;
–The size and scope of the role;
–Group financial performance;
–Internal relativities; and
–External factors such as economic conditions
and market data, taking into account the
geographies and markets in which the Company
operates and competes for talent.

Annual salary increases for Executive
Directors will normally be in line with the
increases for other employees unless the
Committee determines otherwise based on
the factors considered during the salary
review.

Benefits
Provided to Executive Directors to
support their health and
wellbeing, and to assist them in
carrying out their duties
effectively.
Relocation and location-specific
benefits allow Prudential to
attract high calibre Executive
Directors in the international
talent market and to deploy them
appropriately.

The Committee has the discretion to offer
Executive Directors benefits which reflect their
individual circumstances and are competitive
within their local market, including but not limited
to:
–Health and wellness benefits;
–Protection and security benefits;
–Transport benefits;
–Family and education benefits;
–All employee share plans and savings plans;
–Relocation and location-specific benefits;
–Reimbursed business expenses (including any
relevant tax liability, banking fees and any other
reasonable fees for professional services such as
legal, tax, property and financial advice)
incurred when travelling overseas in
performance of duties or due to the Company’s
corporate structure; and
–Modest gifts or awards on customary occasions
of the same value as offered to the wider
workforce in the same location, such as long
service awards.

The maximum paid will be the cost to the
Company of providing these benefits. The
cost of these benefits may vary from year
to year but the Committee is mindful of
achieving the best value from providers.

Provision for an income in retirement Pension benefits provide Executive Directors with opportunities to save for an income in retirement.
Executive Directors are offered pension benefits
that are competitive and appropriate in the
context of pension benefits for the wider
workforce.
Executive Directors have the option to:
–Receive payments into a defined contribution
scheme or similar arrangement; and/or
–Take a cash supplement in lieu of contributions.
In addition, Executive Directors may receive
statutory contributions to mandatory pension
arrangements in the country in which they are
based, in line with local requirements.

Executive Directors will be entitled to
receive pension contributions or a cash
supplement (or a combination of the two)
in line with the workforce rate. In 2026,
this is considered to be 13 per cent of base
salary.
In addition, statutory contributions will be
made to mandatory pension arrangements
in the country in which the Executive
Directors are based, in line with local
requirements.

Annual bonus Policy for Executive Directors
Purpose
The purpose of the Annual Incentive Plan (AIP) is to provide a competitive package in the markets in which we compete for talent. Payments under the AIP reward the delivery of stretching financial, functional and/or personal objectives which are drawn from the annual business plan measured over a period not exceeding one financial year.

Opportunity	The maximum annual AIP opportunity is up to 250 per cent of salary for Executive Directors. Annual awards are disclosed in the relevant Annual report on remuneration.
Operation
Currently Executive Directors participate in the AIP with payments based on the achievement of financial, functional and/or personal objectives generally assessed over one financial year.
Payments under the AIP will normally be made in cash following the end of the performance year unless an Executive Director is yet to meet their share ownership guideline as assessed at the end of the financial year, in which case they will normally be required to defer 40 per cent of their bonus in the form of shares for three years. If a deferral in shares of less than 40 per cent would mean that the Executive Director has met their share ownership guideline, this lower portion would be deferred in shares and the balance would be paid immediately in cash. The Committee retains discretion to vary the proportion of the bonus to be deferred and/or the length of the deferral period.
The release of deferred bonus awards is not subject to any further performance conditions. Deferred bonus awards in shares carry the right to accumulate a 'dividend equivalent' amount to reflect the dividends payable on those shares. The amount of the dividend equivalent may assume the re-investment of the relevant dividends in shares.

Determining annual bonus awards
The Committee determines the AIP award for each Executive Director with reference to the performance achieved against approved performance ranges.
In making this assessment, the Committee will take into account the personal performance of the
Executive Director and the Group’s risk management framework and appetite, as well as other relevant factors. To assist them in their assessment, the Committee considers advice from the Risk Committee on whether results were achieved within the Group’s and businesses’ risk management framework and appetite and to relevant conduct standards.
The Committee may adjust the formulaic outcome based on the performance targets to reflect the underlying performance of the Company by applying discretion within the limits of the Policy. The
Committee will disclose in the relevant Annual report on remuneration where discretion is used.

Performance measures
The Committee determines the performance conditions and sets annual targets with reference to the business plans approved by the Board.
No bonus is payable under the AIP for performance at or below the threshold level, increasing to 100 per cent for achieving or exceeding the maximum level.
The weightings of the performance measures for 2026 for the Chief Executive Officer are 80 per cent
Group financial measures and 20 per cent personal measures.
The Committee retains the discretion to adjust performance conditions and/or targets if events occur (such as a material acquisition and/or divestment of a Group business or the requirements of the Company’s regulators, or a change in prevailing market conditions) which cause the Committee to determine that the measures and/or targets are no longer appropriate and that amendment is required so that they achieve their original purpose.

Long-term incentive Policy for Executive Directors
Purpose
The purpose of the Prudential Long Term Incentive Plan (PLTIP) is to provide a competitive package in the markets in which we compete for talent and to reinforce the community of interest between the Executive
Directors and other stakeholders. Specifically, the PLTIP is designed to incentivise the delivery of longer-
term business plans; the creation of sustainable long-term returns for shareholders; and the achievement of Group strategic priorities, such as disciplined risk and capital management.

Opportunity
The value of shares awarded under the PLTIP (in respect of any given financial year) may not exceed 550 per cent of the Executive Director’s annual basic salary. On recruitment, any buy out awards will not count towards this limit provided that they replace foregone awards on a like for like basis.
Annual awards are disclosed in the relevant Annual report on remuneration. The Committee would seek to consult with major shareholders before making any increase to current award levels.

Long-term incentive Policy for Executive Directors
Operation
Currently, Executive Directors receive PLTIP awards with full vesting only achieved if the Company meets stretching performance targets normally measured over three years. Subject to the Committee’s discretion mentioned below, the extent that performance conditions are not achieved at the end of the three-year performance period, the unvested portion of any award lapses and performance cannot be retested.
Wherever possible, the targets attached to PLTIP awards will be disclosed prospectively at the time of the award. Where PLTIP targets are commercially sensitive, they will be published in the Annual Report of the final year of the performance period.
The Committee retains the discretion to adjust (including by reducing to nil) the formulaic outcome under the PLTIP if it considers that:
(1)the extent to which any performance condition has been met does not reflect the underlying financial or non-financial performance of the participant or any member of the Group over the performance period; or
(2)there exists any other reason why an adjustment is appropriate, taking into account such factors as the Committee considers relevant, including the context of circumstances that were unexpected or unforeseen at the date of grant.
The Committee will disclose in the relevant Annual report on remuneration where discretion is used.
Vested awards are normally also subject to a holding period which usually ends on the fifth anniversary of the award (unless the Committee determines otherwise, in exceptional circumstances, such as an
Executive Director passing away).
If the Committee so determines, the Company may sell such number of shares under a PLTIP award as is required to satisfy any income tax liability that in respect of a PLTIP award and the 'net of tax' balance of shares will be subject to the holding period.
PLTIP awards carry the right to accumulate a 'dividend equivalent' amount to reflect the dividends payable on those shares. The amount of the dividend equivalent may assume the re-investment of the relevant dividends in shares.

Performance measures
The performance conditions applicable to PLTIP awards may be set by reference to financial, non-financial and strategic objectives, and the majority of a PLTIP award will be subject to quantitative targets. The
Committee sets targets with reference to the business plans approved by the Board. The achievement of performance at the threshold level results in vesting of 20 per cent of the award, increasing to 100 per cent for achieving the maximum level.
The Committee may decide to attach different performance conditions and/or change the conditions’
weighting for future PLTIP awards. Where relevant, the performance conditions attached to each award will be based on the business plans and priorities of the Group and disclosed in the relevant Annual report on remuneration.
The Committee considers advice from the Risk Committee on whether results were achieved within the
Group’s and businesses’ risk management framework and appetite and to relevant conduct standards.
The Committee retains the discretion to adjust performance conditions and/or targets if events occur (such as a material acquisition and/or or the requirements of the Company’s regulators or a change in prevailing market conditions) which cause the Committee to determine that the measures and/or targets are no longer appropriate and that amendment is required so that they achieve their original purpose.

Share ownership guidelines for Executive Directors
It is imperative that the Company’s remuneration arrangements align the interests of Executive Directors and other stakeholders.
Share ownership guidelines reinforce this alignment.

In-employment guidelines
Under the Articles of Association, Executive Directors are required to hold at least 2,500 shares and have one year from their date of appointment to the Board to acquire these.
The share ownership guideline for the Chief Executive Officer during their employment is 400 per cent of salary.
Executive Directors normally have five years from the later of the date of their appointment or promotion, or the date of an increase in these guidelines, to build this level of ownership. Shares earned and deferred under the AIP are included in calculating the Executive Director’s shareholding for these purposes, as are shares held by members of an Executive Director’s household. Unvested share awards under long-term incentive plans are not included but vested share awards under long-term incentive plans which are subject to a post- vesting holding period are included.
Should an Executive Director not meet the share ownership guidelines, the Committee retains the discretion to determine how this should be addressed, taking account of all the prevailing circumstances.

Post-Directorship guidelines
When an Executive Director leaves the Board, they will be required to hold the lower of their actual shareholding on the date of them stepping down from the Board and their in-employment share ownership guideline for a period of two years.
The Committee has the discretion to disapply or reduce this requirement in extenuating circumstances, for example if the Executive Director takes up a role with a regulator or for compassionate reasons.
This obligation will be implemented by requiring Executive Directors leaving the Board to obtain clearance to deal in the Company’s shares during the two years during which this post-Directorship share ownership guideline applies, in the same way as they must during the time on the Board.

Malus and clawback Policy
The Committee may apply clawback and/or a malus adjustment to variable pay in certain circumstances as set out below and can also delay the release of awards pending the completion of an investigation which could lead to the application of malus or clawback. Additional malus and/or clawback provisions may be introduced by the Committee where required to do so by regulatory requirements.

Circumstances where the Committee may exercise its discretion to apply malus or clawback to an award
Malus Allows deferred cash awards and unvested shares awarded under deferred bonus and LTIP plans to be forfeited or reduced in certain circumstances.
Malus may be applied where there are exceptional circumstances, such as:
–a material misstatement in the published results of any member of the Group, for any period during or after the performance period (or if no performance periods are applicable, the vesting period);
–an error in the assessment of any applicable performance conditions, the determination of the relevant bonus or the number of shares subject to an award (or where such assessment was based on inaccurate or misleading information);
–gross misconduct;
–a breach by the Executive Director of any restrictive covenants or other similar undertakings;
–where the Executive Director has caused a material financial loss for the Group as a result of (i)
reckless, negligent or wilful actions or omissions; or (ii) inappropriate values or behaviour;
–where a member of the Group is censured by a regulatory body or suffers significant reputational damage; and
–insolvency or corporate failure.

Clawback Allows cash and share awards, including shares subject to the holding period, to be recovered before or after release in certain circumstances.
Clawback may be applied where there are exceptional circumstances, such as the circumstances listed above:
–For the PLTIP, at any time before the fifth anniversary of the award date; and
–For the AIP, at any time before the fifth anniversary of the end of the bonus performance period.

Notes to the Policy table for Executive Directors
Committee’s judgement
The Committee is required to make judgements when assessing Company and individual performance under the Policy. In addition, the Committee has discretions under the Company’s share plans, for example, to determine if a leaver should retain their unvested awards (and if so, the basis on which they are retained) and whether to apply malus or clawback to an award. The exercise of any such discretions during the year will be reported and explained in the next Annual report on remuneration.
The Committee may approve payments or awards in excess of, in a different form to, or calculated or delivered other than as described above, where the Committee considers such changes necessary or appropriate in light of regulatory requirements. If these changes are considered by the Committee to be material, the Company will seek to consult with its major shareholders.
The Committee may make amendments to the rules of the AIP and PLTIP in accordance with the relevant plan rules. The
Committee retains the ability to amend incentive performance conditions or targets if anything happens which causes the
Committee to consider it appropriate that the amended condition will not be materially more or less challenging to satisfy the original conditions.
Key differences between Directors’ remuneration and the remuneration of the wider workforce
Across the Group, remuneration is reviewed regularly with the intention that all employees are paid appropriately in the context of their relevant market and given their individual skills, experience and performance. The Committee regularly receives information on workforce remuneration and related policies and takes this into account when determining Executive Director remuneration (for example: it considers salary increase budgets for the workforce when determining the salaries of Executive Directors).
Legacy payments
The Committee reserves the right to make any remuneration payments and/or payments for loss of office (including exercising any discretion available to it in connection with such payments) notwithstanding that they are not in line with the Policy set out above where the terms of the payment were agreed (i) before 15 May 2014 (the date the Company’s first shareholder-approved
Policy came into effect); (ii) before this Policy came into effect, provided that the terms of the payment were consistent with the shareholder-approved Policy in force at the time they were agreed; or (iii) at a time when the relevant individual was not a
Director of the Company and, in the opinion of the Committee, the payment was not in consideration for the individual becoming or having been a Director of the Company. For these purposes ‘payments’ includes the Committee satisfying awards of variable remuneration and, in relation to an award over shares, the terms of the payment are ’agreed’ at the time the award is granted.
Currency and references to ‘shares’
In this Policy, references to shares may include share awards settled in shares listed on any of the stock exchanges where the
Company has a listing. Remuneration may be denominated and paid in any currency the Committee determines.

Scenarios of total remuneration
The chart below provides an illustration of the future total remuneration for the Executive Director in respect of his remuneration opportunity for 2026. Four scenarios of potential outcome are provided based on the assumptions shown in the notes to the chart.
The Committee is satisfied that the maximum potential remuneration of the Executive Director is appropriate. Prudential’s Policy is to offer Executive Directors remuneration which reflects the performance and experience of the Executive Director, internal relativities and Group financial and non-financial performance. In order for the maximum total remuneration to be payable:
> Financial performance must exceed the Group’s stretching business plan;
> Relative TSR must be at or above the upper quartile relative to the peer group;
> The business integrity scorecard, aligned to the Group’s strategic priorities, must be fully satisfied;
> Functional and personal performance objectives must be fully met; and
> Performance must be achieved within the Group’s risk framework and appetite.
The fourth scenario below illustrates the maximum potential remuneration (shown in the third scenario) on the assumption that the Company’s share price grows by 50 per cent over three years.
Scenario Chart - Anil Wadhwani

			$15.65m
		$12.60m	58%
	$8.14m	48%
	45%
		32%	26%
$2.46m	25%
100%	30%	20%	16%

■	Fixed Pay	■	Short-term incentives	■	Long-term incentives
Notes
The scenarios in the chart above have been calculated on the following assumptions:

	Minimum	In line with expectations	Maximum	Share price growth
Fixed pay	–Base salary at 1 January 2026. –Pension allowance for the year has been calculated at 13% of salary in line with this Policy. –Estimated value of other benefits based on amounts paid in 2025.
Annual bonus	No bonus paid	50% of maximum AIP	100% of maximum AIP
Long-term incentives (excludes dividends)	No PLTIP vesting	Vesting of 60% of PLTIP award (midway between threshold and maximum)	Vesting of 100% of PLTIP award	Vesting of 100% of PLTIP award; plus, share price growth of 50 per cent over three years.

Approach to recruitment remuneration
The table below outlines the approach that Prudential will take when recruiting a new Executive Director. This approach would also apply to internal promotions.
The approach to recruiting a Non-executive Director or a Chair is outlined in the ‘Recruitment of a new Chair or Non-executive
Director’ section.

Element	Principles	Potential variations
Base pay	The salary for a new Executive Director will be set using the approach set out in the Fixed pay Policy table.
Benefits and pension	The benefits for a new Executive Director will be consistent with those outlined in the Fixed pay Policy table.
Variable remuneration opportunity	The variable remuneration opportunities for a new Executive Director would be consistent with the limits and structures outlined in the Annual bonus and Long- term incentive plan award Policy tables.
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
If an externally appointed Executive Director forfeits
one or more bonuses (including outstanding deferred
bonuses) on leaving a previous employer, these
payments or awards may be replaced in either cash, or
awards of Prudential shares of an equivalent value.
Replacement awards will normally be released on the
same schedule as the foregone bonuses.
If an externally appointed Executive Director forfeits
one or more long-term incentive awards on leaving a
previous employer, these may be replaced with
Prudential awards with an equivalent value.
Replacement awards will generally be made under the
terms of a long-term incentive plan approved by
shareholders, and vest on the same schedule as the
foregone awards. Where forgone awards were subject
to performance conditions, performance conditions will
normally be applied to awards replacing foregone long-
term incentive awards; these will usually be the same
as those applied to the long-term incentive awards
made to Prudential Executive Directors in the year in
which the forfeited award was made, the original
conditions applied by the previous employer or other
performance conditions which the Committee believes
are appropriate in the circumstances. Where foregone
awards were not subject to performance conditions,
performance conditions will not normally be applied to
awards replacing them. Replacement awards will
normally be subject to malus and clawback.
If an externally appointed Executive Director incurs
costs or other losses in connection with joining
Prudential (such as buying out their notice period with a
previous employer at the Company’s request), the
Executive Director may be reimbursed, including any
tax payable in respect of the costs or losses.

The Committee may consider compensating a
newly-appointed Executive Director for other
relevant contractual rights forfeited when leaving
their previous employer and/or for remuneration
foregone as a result of leaving their previous
employer.
The use of Listing Rule 9.3.2 may be used to
facilitate the recruitment of an Executive Director.
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

Policy on payment on loss of office

Element	Principles	Potential variations
Notice periods
The Company’s policy is that Executive Directors’
service contracts will not require the Company to give
an Executive Director more than 12 months’ notice
without prior shareholder approval. A shorter notice
period may be offered where this is in line with market
practice in an Executive Director’s location.
The Company is required to give to, and to receive
from, the current Executive Director 12 months’ notice
of termination. An Executive Director whose contract is
terminated would be entitled to salary and benefits in
respect of their notice period. The payment of the
salary and benefits would either be phased over the
notice period or, alternatively, a payment in lieu of
notice may be made.
In agreeing the terms of departure for any Executive
Director, other than on death or disablement, the
Company will have regard to the need to mitigate the
costs for the Company, which would normally be
reduced or cease if the departing Executive Director
secures alternative paid employment during the notice
period.

If an Executive Director is dismissed for cause, their
contract would be terminated with immediate effect and
they would not receive any payments in relation to
their notice period.
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

Outstanding deferred bonus awards
The treatment of outstanding deferred bonuses will be
decided by the Committee, taking into account the
circumstances of the departure including the
performance of the Executive Director.
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
Should an Executive Director die, outstanding deferred
bonus awards will be released as soon as possible after
the date of death. In the case of ill health and in other
exceptional circumstances, the Committee has the
discretion to accelerate the vesting of any outstanding
deferred bonus awards.
Should an Executive Director step down from the Board
but remain employed by the Group, they would retain
any outstanding deferred bonus awards. These awards
would remain subject to the original rules and vesting
schedule applied to them when they were awarded.

Unvested long-term incentive awards
The treatment of unvested long-term incentive awards
will be decided by the Committee, taking into account
the circumstances of the departure including the
performance of the Executive Director.
Where an Executive Director is determined to be a good
leaver, unvested long-term incentive awards will
normally subsist. These awards will ordinarily be pro-
rated, unless the Committee determines otherwise, to
reflect the proportion of the performance period that
has elapsed, and will vest on the original timescale.
Awards will remain subject to the original performance
conditions assessed over the entire performance period,
unless the Committee decides to assess the
performance conditions over a shorter period.
Good leavers are defined as those who leave as a result
of injury or disability, retirement with the approval of
the employing company, their employing company or
business ceasing to be part of the Group, or in any
other circumstances at the discretion of the Committee.
Individuals who die in service will also be treated as
good leavers.
Where an Executive Director is not determined to be a
good leaver, unvested long-term incentive awards will
lapse on cessation of employment.
Awards remain subject to the malus and clawback
terms and holding periods originally applied to them.

Any Executive Director dismissed for cause would
forfeit all unvested long-term incentive awards.
If the Committee has judged that the departing
Executive Director should retain their unvested long-
term incentive awards with the expectation that:
–the Executive Director is retiring from their
professional executive career; and/or
–the Executive Director will not be seeking to secure
alternative employment with another organisation of
comparable size as the Company or that is within the
financial services sector,
the Committee retains the power to lapse all unvested
long-term incentive awards should the Committee
deem that the Executive Director has subsequently
secured similar paid executive employment elsewhere.
On death, disablement and in other exceptional
circumstances, the Committee has discretion to release
unvested long-term incentive awards earlier than the
end of the vesting period. The malus and clawback
provisions would continue to apply.
Should an Executive Director step down from the Board
but remain employed by the Group, they would retain
any outstanding long-term incentive awards which they
held on their change of role. These awards would
remain subject to the original rules, performance
conditions and vesting schedule.

Policy on payment on loss of office continued

Element	Principles	Potential variations
Vested long- term incentive awards, subject to the holding period
The treatment of vested long-term incentive awards
within their holding period will be decided by the
Committee, taking into account the circumstances of
the departure.
Executive Directors will normally retain their vested
long-term incentive awards that remain subject to the
holding period. Normally these awards will remain
subject to the holding period and be released in
accordance with the original timescale.
Awards remain subject to the malus and clawback
terms originally applied to them.

Any Executive Director dismissed for cause would
normally forfeit vested long-term incentive awards.
On death, disablement and in other exceptional
circumstances, the Committee has discretion to release
vested long-term incentive awards earlier than the end
of the holding period. The malus and clawback
provisions would continue to apply.
Should an Executive Director step down from the Board
but remain employed by the Group, they would retain
any vested long-term incentive awards that remain
subject to the holding period. These awards would
remain subject to the original rules and release
schedule applied to them when they were awarded (ie
the holding period will continue to apply).

Bonus for final year of service
The payment of any bonus for the final year of service
will be decided by the Committee, giving full
consideration to the circumstances of the departure
including the performance of the Executive Director.
The Committee may award a departing Executive
Director a bonus which will usually be pro-rated to
reflect the portion of the final financial year in which
they served which had elapsed on the last day that
they worked. Any such bonus would normally be
calculated with reference to financial, functional and/or
personal performance measures in the usual way. If
appropriate, the Committee may, at its discretion waive
any requirement for a portion of the final bonus to be
deferred.

Any Executive Director dismissed for cause would not
be eligible for any bonus that has not been paid.
Should an Executive Director die, or in any other
exceptional circumstances (such as an Executive
Director’s terminal illness), whilst serving as an
employee, a time pro-rated bonus may be awarded. In
such circumstances, deferral will not be applied and the
payment will be made wholly in cash.
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
–A nominal amount for agreeing to non-solicitation
and confidentiality clauses;
–Directors and Officers insurance cover for a specified
period following the Executive Director’s termination
date;
–Payment for outplacement services;
–Statutory redundancy payments or gratuities (where
applicable);
–Reimbursement of legal fees;
–Support with preparation of tax returns; and
–Repatriation assistance.
The Committee reserves the right to make additional
exit payments where such payments are made in good
faith:
–In discharge of an existing legal obligation (or by way
of damages for breach of such an obligation); or
–By way of settlement or compromise of any claim
arising in connection with the termination of a
Director’s office or employment.

Post- Directorship guidelines
–When an Executive Director leaves the Board, they
will be subject to post-cessation share ownership
guidelines.
–Further details are included in the section on ‘Share
ownership guidelines for Executive Directors’.

Policy on corporate transactions

Treatment
Deferred AIP Awards	In the event of a corporate transaction (eg takeover, material merger, or demerger, winding up etc.), the Committee will determine whether awards will:

–Vest; and/or
–Continue in accordance with the rules of the plan; and/or
–Lapse and, in exchange, the participant will be granted an award under any other share or cash incentive plan which the Committee considers to be broadly equivalent to the award.

Long-term incentive awards	In the case of a corporate transaction (e.g. takeover, material merger, or demerger, winding up etc.), the Committee will determine whether awards will:

–Be exchanged for replacement awards (either in cash or shares) of equal value unless the
Committee and successor company agree that the original award will continue; or
–Vest (to the extent determined by the Committee).

Where awards vest, the Committee will have regard to (i) the performance of the Company, (ii) unless the Committee determines otherwise, the proportion of the performance period that has elapsed and
(iii) any other matter that the Committee considers relevant or appropriate.
Vested awards will normally be released from any relevant holding period.

Service contracts
Executive Directors’ service contracts provide details of the broad types of remuneration to which they are entitled, and about the kinds of plans in which they may be invited to participate. The service contracts offer no certainty as to the value of performance-
related reward and confirm that any variable payment will be at the discretion of the Company.
A copy of the service contract between the Prudential Group and the Executive Director is available for inspection at Prudential’s registered office during normal hours of business and will also be available at any General Meeting of the Company. Details of the
duration of Executive Directors’ service contracts are set out in the ‘Directors’ terms of employment and external appointments’
section of the Annual report on remuneration.
Statement of consideration of conditions elsewhere in the Company
Across the Group, remuneration is reviewed regularly with the intention that all employees are paid appropriately in the context of their local market and given their individual skills, experience and performance. Each business' salary increase budget is set with reference to local market conditions. The Committee considers salary increase budgets across the workforce when determining the salaries of Executive Directors.
Prudential does not specifically consult with employees when setting the Policy: Prudential is a global organisation with employees and agents in multiple businesses and geographies. The Board has mechanisms for engagement by Non-executive Directors to gather employees’ views on a range of topics and for these views to be represented to the Board. As many employees are also shareholders, they are able to participate in binding votes on the Policy and annual advisory votes on the Annual report on remuneration. The remuneration principles that apply to Executive Directors are cascaded to employees as appropriate. We are committed to being fully transparent about our executive remuneration arrangements and have an internal microsite dedicated to executive pay.
Statement of consideration of shareholder views
The Committee and the Company undertake regular consultation with key institutional investors on the Policy and its implementation. This engagement is led by the Committee Chair and is an integral part of the Company’s investor relations programme. The Committee is grateful to shareholders for the feedback that is provided and takes this into account when determining executive remuneration.

Remuneration Policy for Non-executive Directors and the Chair

	Fees	Benefits	Share Ownership Guidelines
Non-executive Directors
All Non-executive Directors receive a basic
fee for their duties as a Board member.
Additional fees are paid for added
responsibilities such as Chairship and
membership of committees, acting as the
Senior Independent Director or carrying
out any other role determined by the
Board from time to time. Fees may be
denominated and paid in any currency the
Board Committee determines and are paid
to Non-executive Directors subject to any
appropriate deductions. A portion of the
fees may be delivered in shares without
performance conditions, based on the
market value of the shares, if the Board
deems that this is appropriate.
The basic and additional fees are usually
reviewed annually by the Board with any
changes normally effective from 1 July. In
determining the level of fees, the Board
considers factors including:

Non-executive Directors do not currently
receive benefits or a pension allowance or
participate in the Group’s employee
pension schemes.
Non-executive Directors receive
reimbursed business expenses (including
any relevant tax liability, banking fees and
any other reasonable fees for professional
services such as legal, tax, property and
financial advice) incurred when travelling
overseas in performance of duties or due
to the Company’s corporate structure.
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

Under the Articles of
Association, Non-
executive Directors are
required to hold at least
2,500 shares and have
one year, from their
date of appointment to
the Board, to acquire
these.
It is further expected
that Non-executive
Directors will hold
shares with a value
equivalent to one times
the annual basic fee
(excluding additional
fees for Chairship and
membership of any
committees).
Non-executive Directors
will normally be
expected to attain this
level of share ownership
within three years of
their date of
appointment.

–The time commitment and other requirements of the role; –Group financial performance; –Salary increases for all employees; and –Market data.

If, in a particular year, the number of
meetings and/or time commitment is
materially greater than usual, the
Company may determine that the
provision of additional fees in respect of
that year is fair and reasonable.
Should a new committee or working group
be formed, or the remit of an existing
committee (for which duties were
previously paid or unpaid) be materially
expanded, or a new Non-executive
Director role established, the new or
additional fees paid for acting as the chair
or a member of the committee will be
commensurate with the new or additional
responsibilities and time commitment
involved.
The fees paid to Non-executive Directors
in aggregate will not exceed the limit
specified by the Articles of Association.
Non-executive Directors are not eligible to
participate in annual bonus plans or long-
term incentive plans.

Remuneration Policy for Non-executive Directors and the Chair continued

	Fees	Benefits	Share Ownership Guidelines
Chair
The Chair receives an annual fee for the
performance of their role. This fee is
agreed by the Committee. The fee may be
denominated and paid in any currency the
Committee determines and is paid to the
Chair subject to any appropriate
deductions. A portion of the fee may be
delivered to the Chair in shares without
performance conditions, based on the
market value of the shares, if the
Committee deems this to be appropriate.
On appointment, the fee may be fixed for
a specified period of time. Following the
fixed period (if applicable) this fee will
normally be reviewed annually. Any
changes in the fee are usually effective
from 1 July.
In determining the level of the fee for the
Chair, the Committee considers factors
including:
The Chair may be offered benefits including:
Under the Articles of
Association, the Chair is
required to hold at least
2,500 shares and has
one year, from their
date of appointment to
the Board, to acquire
these.
The Chair has a share
ownership guideline.
This is currently one
times the annual fee and
it is normally expected
that this level of share
ownership would be
attained within five
years of the date of
appointment.

–Health and wellness benefits;
–Protection and security benefits;
–Transport benefits;
–Reimbursement of business expenses
(including any relevant tax liability,
banking fees and any other reasonable
fees for professional services such as
legal, tax, property and financial advice)
incurred when travelling overseas in
performance of duties or due to the
Company’s corporate structure; and
–Relocation and location-specific benefits
(where appropriate).

If as a consequence of the Company’s
corporate structure, the Chair is required
to prepare personal tax returns in Hong
Kong and/or the UK, in addition to
preparing their personal tax return for the
jurisdiction which is their place of
residence, the Company may reimburse
the costs of personal tax return
preparation for whichever locations are not
their place of residence (including
payment of any tax cost associated with
the provision of the benefit).
The maximum paid will be the cost to the
Company of providing these benefits.
The Chair is not eligible to receive a
pension allowance or to participate in the
Group’s employee pension schemes.

–The time commitment and other requirements of the role; –The performance and experience of the Chair; –Internal relativities; –Company financial performance; and –Market data.
The Chair is not eligible to participate in annual bonus plans or long-term incentive plans.
Recruitment of a new Non-executive Director or Chair
The fees for a new Non-executive Director will be consistent with the current basic fee paid to other Non-executive Directors (as set out in the Annual report on remuneration for that year) and will be reflective of their additional responsibilities as chair and/or members of Board committees and any additional roles that they perform.
The fee for a new Chair will be set with reference to the time commitment and other requirements of the role and the experience of the candidate, as well as internal relativities among the other Executive and Non-executive Directors. To provide context for this decision, data would be sought for suitable market reference point(s).
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
For information on the terms of appointment for the Chair and Non-executive Directors, please see the Nomination & Governance
Committee report.

Additional remuneration disclosures
Directors’ outstanding long-term incentive awards and other share awards
The table below sets out the Chief Executive Officer’s PLTIP awards.
Share-based long-term incentive awards

	Plan name	Year of award	Conditional share awards outstanding at 1 Jan 2025 (Number of shares)	Conditional awards in 2025 (Number of shares)	Market price at date of award (HK dollars)	Dividend equivalents on vested shares (Number of shares released)	Rights exercised in 2025	Rights lapsed in 2025	Conditional share awards outstanding at 31 December 2025 (Number of shares)	Date of end of performance period
Anil Wadhwani
	PLTIP	2023	438,098	–	107.4	–	–	–	438,098	31 Dec 25
	PLTIP	2024	697,317		75.1	–	–	–	697,317	31 Dec 26
	PLTIP	2025	–	635,353	82.75	–	–	–	635,353	31 Dec 27
			1,135,415	635,353		–	–	–	1,770,768
Other share awards
The table below sets out the Chief Executive Officer’s deferred bonus share awards.

	Year of grant	Conditional share awards outstanding at 1 Jan 2025 (Number of shares)	Conditionally awarded in 2025 (Number of shares)	Dividends accumulated in 2025[1] (Number of shares)	Shares released in 2025 (Number of shares)	Conditional share awards outstanding at 31 December 2025 (Number of shares)	Date of end of restricted period	Date of release	Market price at date of award (HK dollars)	Market price at date of vesting or release (HK dollars)
Anil Wadhwani
Deferred 2023 annual incentive award	2023	34,232	–	675	–	34,907	31 Dec 25		114.3
Deferred 2024 annual incentive award	2024	132,790	–	2,623	–	135,413	31 Dec 26		75.1
Deferred 2025 annual incentive award	2025	–	106,435	2,102		108,537	31 Dec 27		82.8
		167,022	106,435	5,400	–	278,857
Note
(1)A dividend equivalent was accumulated on these awards.
Dilution
Releases from the Prudential Long Term Incentive Plan and the Prudential Agency Long Term Incentive Plan are satisfied using newly issued shares rather than by purchasing shares in the open market. Shares relating to options granted under all-employee share plans are also satisfied by newly issued shares. The combined dilution from all outstanding shares and options at 31
December 2025 was 0.13 per cent of the total share capital at the time. Deferred bonus awards will continue to be satisfied by the purchase of shares in the open market.

Share ownership
Directors shareholdings
The current shareholding policy and the interests of directors in ordinary shares of Prudential are shown under the sections ‘How the current Directors’ remuneration policy operates’ and ‘Statement of Directors’ Shareholdings’ above.
Prudential is not owned or controlled directly or indirectly by another corporation or by any government or by any other natural or legal person severally or jointly and Prudential is not currently aware of any arrangements that might result in a change in
Prudential’s control.
As of 17 March 2026, Prudential’s executive director did not have any options or rights to purchase securities from Prudential’s options and other share awards.
There were no share options held by the directors and other executive officers as at 31 December 2025.
Options to purchase and discretionary awards of securities from Prudential
As of 17 March 2026, 79,824 options were outstanding, which Prudential issued under the SAYE schemes. Each option represents the right of the bearer to subscribe for one share at a particular pre-determined exercise price at a pre-set exercise date.
As of 17 March 2026, 17,491,971 shares were outstanding under other awards. Of those 537,576 shares outstanding under the
Annual Incentive Plan, 1,257,475 shares were outstanding under the Restricted Share Plan, 1,770,768 shares were outstanding under the PLTIP, 13,926,152 shares were outstanding under the PGLTIP. Such outstanding awards held by directors or other executive officers at 31 December 2025 are included under ‘Directors' outstanding long-term incentive awards and other share awards’ above.
The aggregate proceeds that would arise if all outstanding options under the SAYE schemes were exercised is £0.512 million. The latest expiration dates for exercise or release of the securities underlying the options or awards and the number of options or shares are set out in the table below.

Year of Expiration	Options Outstanding Under Savings Related Share Option Schemes (in millions)	Shares Outstanding Under Other Awards (in millions)	Total (in millions)
2026	0.010	7.361	7.371
2027	0.006	6.564	6.570
2028	0.020	3.471	3.491
2029	0.019	0.004	0.023
2030	0.024	–	0.024
2031	–	–	–
Total	0.079	17.400	17.479
Information concerning the Group’s share award and share option plans for its employees is provided above as well as in note
B2.2 to the consolidated financial statements.
Employees
The average number of staff employed by the Group during the years is shown below:

	2025	2024	2023
Asia and Africa operations note	14,770	14,851	14,479
Head office function	568	561	551
Total Group	15,338	15,412	15,030
Note
The Asia and Africa operations staff numbers above exclude 634 (2024: 702; 2023: 621) commission-based sales staff who have an employment contract with the
Group.
As of 31 December 2023, two employees were paying union subscriptions through the UK payroll. By 31 December 2024, this number had decreased to nil, and there were no new subscriptions as of 31 December 2025.

Additional Information
Significant subsidiaries
The table below sets forth Prudential's significant operating subsidiaries.

	Main activity	Country of incorporation
Prudential Assurance Company Singapore (Pte) Limited	Insurance	Singapore
PT Prudential Life Assurance	Insurance	Indonesia
Prudential Hong Kong Limited	Insurance	Hong Kong, China
Prudential Assurance Malaysia Berhad	Insurance	Malaysia
Note
Each significant subsidiary operates mainly in its country of incorporation. The Company has 100 per cent of the voting rights of the subsidiaries in Singapore and
Hong Kong and 94.6 per cent of the voting rights in the Indonesia subsidiary attaching to the aggregate of the shares across the types of capital in issue. The percentage of share ownership for these subsidiaries is the same as the percentage of the voting power held. The Company has 51 per cent of the voting rights in
Prudential Assurance Malaysia Berhad and the results of this business are consolidated in the Group's consolidated financial statements reflecting the controlling interest of the Group. In January 2026, the Group acquired an additional 19 per cent share ownership in Sri Han Suria Sdn. Bhd., the holding company that owns
Prudential Assurance Malaysia Berhad, increasing the Group's aggregate voting rights to 70 per cent.
Major shareholders
The table below shows the holdings of major shareholders in the Company’s issued share capital as notified to the Company in accordance with the Disclosure Guidance and Transparency Rules. At 23 March 2026, Prudential had received the following notifications:
Significant Changes in Ownership
Major shareholders of Prudential have the same voting rights per share as other shareholders. See Governance – Memorandum and Articles of Association - Voting Rights.  Information provided to Prudential by major shareholders pursuant to the FCA’s
Disclosure Guidance and Transparency Rules (DTR) is published on the London Stock Exchange and the Securities and Exchange
Commission via Form 6-K. The information is also available on Prudential’s website. The percentage of voting rights detailed below was calculated at the time of the relevant disclosure made in accordance with Rule 5 of the DTR.
Notifications received within the last three years, up until 23 March 2026:

Year	Name of Company	Date Prudential was notified	Number of Prudential shares held	Total number of voting rights held	% of total voting rights attaching to issued share capital	Change in interest
2023	Norges Bank[1]	January	81,606,950	82,856,666	3.01	Decrease in interest
2023	Norges Bank[2]	March	84,451,785	85,503,331	3.10	Increase in interest
2024	UBS Group AG - Investment Bank & Global Wealth Management[3]	September	142,921,434	147,711,614	5.41	Increase in interest
2024	UBS Group AG - Investment Bank & Global Wealth Management[4]	September	–	Below 5%	–	Decrease in interest
2024	Norges Bank[5]	September	113,736,635	113,899,085	4.21	Increase in interest
2025	Norges Bank	January	133,901,071	133,901,071	5.05	Increase in interest
2025	BlackRock, Inc.[6]	March	86,062,389	169,811,259	6.45	Increase in interest
2025	BlackRock, Inc.[7]	April	160,579,923	166,829,075	6.35	Decrease in interest
2025	Norges Bank	July	129,001,525	129,001,525	4.99	Decrease in interest
2025	BlackRock, Inc.[8]	September	121,431,446	176,302,530	6.84	Increase in interest
2025	BlackRock, Inc.[9]	September	169,673,441	176,689,294	6.86	Increase in interest
2025	Norges Bank	November	101,764,021	101,764,021	3.97	Decrease in interest
2026	Norges Bank	March	101,906,209	101,906,209	4.02	Increase in interest
2026	Norges Bank[10]	March	100,596,209	101,812,778	4.02	Decrease in interest
2026	Norges Bank[11]	March	101,510,455	102,214,467	4.04	Increase in interest
Notes
(1)Total voting rights include 1,249,716 shares on loan (right to recall).
(2)Total voting rights include 1,051,546 shares on loan (right to recall).
(3)Total voting rights include 3,680 American Depository Receipts (ADRs), 76,313 right to recall of lent shares, 3,898 right to recall of ADRs, and 2,927,304 long call options. Total voting rights also include 64,852 equity swaps, 14,133 long call options and 1,700,000 short put options.
(4)Voting rights below 5% are exempt from reporting under DTR.
(5)Total voting rights include 162,450 shares on loan (right to recall).
(6)Total voting rights include 1,685,854 ADRs, 81,135,169 Securities Lending and 927,847 contracts for difference (CFDs).
(7)Total voting rights include 1,687,415 ADRs, 4,532,433 Securities Lending and 29,304 CFDs.
(8)Total voting rights include 2,179,039 ADRs, 52,691,550 Securities Lending and 495 CFDs.
(9)Total voting rights include 2,185,088 ADRs, 4,830,270 Securities Lending and 495 CFDs.
(10) Total voting rights include 1,216,569 shares lent or otherwise transferred (right to recall).
(11) Total voting rights include 704,012 shares lent or otherwise transferred (right to recall).

Current major shareholders:

Shareholder	Date advised	Percentage of voting rights	Voting rights
BlackRock, Inc.[9]	September 2025	6.86	176,689,294
Norges Bank[11]	March 2026	4.04	102,214,467
As at 23 March 2026, there were 107 shareholders with a US address on Prudential’s register of shareholders. These shares represented approximately 0.01 per cent of Prudential’s issued ordinary share capital. As at 23 March 2026, there were 102 registered Prudential ADR holders. The shares represented by these ADRs amounted to approximately 2.51 per cent of Prudential’s issued ordinary share capital.
Prudential is not currently aware of any arrangements which may at a subsequent date result in a change of control of Prudential.
Intellectual property
Prudential conducts business under the ‘Prudential’ and ‘Eastspring Investments’ brand names and logos. It is also the registered owner of numerous domain names, including ‘www.prudentialplc.com’ and ‘www.eastspring.com’.
There are arrangements between Prudential plc, Prudential Financial Inc. and M&G plc relating to their respective uses of the
Prudential name. Under these arrangements Prudential Financial Inc. has the right to use the Prudential name in the Americas, certain parts of the Caribbean, Japan, Korea and Taiwan. Following the demerger of M&G from the Group in October 2019, M&G has the right to use the Prudential brand in the United Kingdom and Europe. Prudential has the right to use the name everywhere else in the world although third parties have rights to the name in certain countries.
Legal proceedings
The Group is involved in various litigation and regulatory proceedings from time to time. While the outcome of such litigation and regulatory issues cannot be predicted with certainty, the Group believes that the ultimate outcome of any current or pending matters will not have a material adverse effect on the Group’s financial condition, results of operations, or cash flows.
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
Taxation
The following is a summary, under current law and practice, of the principal UK tax, US federal income tax, Hong Kong and
Singapore tax considerations relating to an investment by a US taxpayer in Prudential ordinary shares or ADSs. The discussion is based on laws, treaties, judicial decisions, and regulatory interpretations in effect on the date hereof, all of which are subject to change possibly retrospectively. Prudential plc is incorporated in the UK and tax resident in Hong Kong, and the following summary reflects these facts. This summary applies to you only if:
–You are an individual US citizen or resident, a US corporation, or otherwise subject to US federal income tax on a net income basis in respect of your holding of Prudential ordinary shares or ADSs;
–You hold Prudential ordinary shares or ADSs or shares held or traded in Singapore through the Central Depository (CDP) as a capital asset for tax purposes;
–If you are an individual, you are not resident in the United Kingdom for UK tax purposes, and do not hold Prudential ordinary shares or ADSs for the purposes of a trade, profession, or vocation that you carry on in the United Kingdom through a branch or agency or if you are a corporation, you are not resident in the UK for UK tax purposes and do not hold the securities for the purpose of a trade carried on in the United Kingdom through a permanent establishment in the United Kingdom; and
–You are not domiciled in the UK for inheritance tax purposes, or, from 6 April 2025, you are not UK long-term resident for inheritance tax purposes. On 6 April 2025, the UK introduced a new residence based regime to replace the domicile rules for inheritance tax purposes. Under the new regime, non-UK assets are in scope if an individual (a “long-term resident”) has been resident in the UK for at least 10 out of the last 20 tax years immediately preceding the tax year in which the chargeable event
(including death) arises.
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
UK Taxation of Dividends
Dividends paid by Prudential plc in respect of the ordinary shares or ADSs are not subject to withholding tax at source in the UK.
UK Taxation of Capital Gains
A holder of Prudential ordinary shares or ADSs who for UK tax purposes is a US corporation that is not resident in the United
Kingdom will not be liable for UK taxation on capital gains realised on the disposal of Prudential ordinary shares or ADSs unless at the time of disposal:

–The holder carries or has carried on a trade in the United Kingdom through a permanent establishment in the United Kingdom,
and
–The Prudential ordinary shares or ADSs are or have been used, held or acquired for use by or for the purposes of such trade or permanent establishment.
Subject to the comments in the following paragraph, a holder of Prudential ordinary shares or ADSs who, for UK tax purposes, is an individual who is not resident in the United Kingdom will not be liable for UK taxation on capital gains realised on the disposal of
Prudential ordinary shares or ADSs unless at the time of the disposal:
–The holder carries or has carried on a trade in the United Kingdom through a branch or agency, and
–The Prudential ordinary shares or ADSs are or have been used, held, or acquired for use by or for the purposes of such trade or for the purposes of such branch or agency.
A holder of Prudential ordinary shares or ADSs who is an individual who is temporarily a non-UK resident for UK tax purposes will, in certain circumstances, become liable to UK tax on capital gains in respect of gains realised while he or she was not resident in the UK.
UK Inheritance Tax
Prudential ordinary shares which are registered on the main Prudential share register are assets situated in the United Kingdom for the purposes of UK inheritance tax (the equivalent of US estate and gift tax). Prudential ADSs are likely to be treated in the same manner as the underlying Prudential ordinary shares and as situated in the United Kingdom. Subject to the discussion of the UK-
US estate tax treaty in the next paragraph, UK inheritance tax may apply if an individual who holds Prudential ordinary shares which are registered on the main Prudential share register or ADSs gifts them or dies even if he or she is, prior to 6 April 2025, neither domiciled in the United Kingdom, deemed to be domiciled there under UK law, nor from 6 April 2025 a long-term resident for UK inheritance tax purposes. For inheritance tax purposes, a transfer of Prudential ordinary shares or ADSs at less than full market value may be treated, to the extent of the undervalue, as a gift for these purposes. Special inheritance tax rules apply (1)
to gifts if the donor retains some benefit, (2) to close companies and (3) to trustees of settlements. Prudential ordinary shares which are registered on the Hong Kong branch register should not be treated as situated in the United Kingdom for the purpose of
UK inheritance tax.
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
–Are part of the business property of a permanent establishment of an enterprise in the United Kingdom, or
–Pertain to a fixed base in the UK used for the performance of independent personal services.
The UK-US estate tax treaty provides a credit mechanism if the Prudential ordinary shares or ADSs are subject to both UK inheritance tax and to US estate and gift tax.
UK Stamp Duty and Stamp Duty Reserve Tax
Relevant legislation provides that, subject to certain exemptions, UK stamp duty and UK stamp duty reserve tax (SDRT) would be payable upon a transfer of Prudential ordinary shares to the depositary of Prudential ordinary shares that is responsible for issuing
ADSs (the ‘ADS Depositary’), or a nominee or agent of the ADS depositary, in exchange for American Depositary Receipts (ADRs)
representing ADSs. For this purpose, the current rate of stamp duty and SDRT is 1.5 per cent (rounded up, in the case of stamp duty, to the nearest £5). The application of the 1.5 per cent rate of stamp duty and SDRT, and the exemptions therefrom, is complex, and it is recommended that, before making any such transfer, independent professional tax advice be sought.
Provided that the instrument of transfer is not executed in the United Kingdom no UK stamp duty should be required to be paid on any transfer of Prudential ADRs representing ADSs. Based on Prudential’s understanding of HMRC’s application of the exemption from SDRT for depositary receipts a transfer of Prudential ADRs representing ADSs should not, in practice, give rise to a liability to
SDRT.
Subject to certain special rules relating to clearance services and issuers of depositary receipts, a transfer for value of Prudential ordinary shares (but excluding Prudential ordinary shares registered on the Hong Kong branch register unless the instruments of transfer are executed in the UK), as opposed to ADSs, will generally give rise to a charge to UK stamp duty, other than where the amount or value of the consideration for the transfer is £1,000 or under and the transfer instrument is certified to that effect, at the rate of 0.5 per cent (rounded up to the nearest £5). The rate is applied to the amount or value of the consideration payable for the relevant Prudential ordinary shares. Different rules may apply to transfers to a connected company (or its nominee). To the extent that UK stamp duty is paid on a transfer of Prudential ordinary shares, no SDRT should generally be payable on the agreement for that transfer.
Subject to certain special rules relating to clearance services and issuers of depositary receipts, a transfer of ordinary shares from a nominee to their beneficial owner (other than on sale), including a transfer of underlying Prudential ordinary shares from the
ADS Depositary or its nominee to an ADS holder, is not subject to UK stamp duty or SDRT. No UK SDRT should be payable on an agreement to transfer Prudential ordinary shares registered on the Hong Kong branch register, subject to the special rules relating to clearance services and issuers of depositary receipts.
UK stamp duty is usually paid by the purchaser. Although SDRT is generally the liability of the purchaser, any such tax payable on the transfer of Prudential ordinary shares to the ADS Depositary or its nominee would be payable by the ADS Depositary as the issuer of the ADSs. In accordance with the terms of the Deposit Agreement, the ADS Depositary will recover an amount in respect of such tax from the initial holders of the ADSs.
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

United Kingdom or (ii) such ordinary shares or ADSs were, at the time of payment, readily tradeable on an established securities market in the United States. As Prudential is a tax resident of Hong Kong, it is not eligible for the benefits of the Treaty, and as a result, dividends paid with respect to ordinary shares (which are not listed on an established securities market in the United
States) will not be qualified dividends.
Dividends received with respect to ADSs are expected to be qualified dividends, as the ADSs are expected to continue to be listed, and be viewed as readily tradeable, on the New York Stock Exchange (an established securities market in the United States).
Based on the nature of its business activities and its expectations regarding such activities in the future, Prudential believes that it was not treated as a PFIC within the meaning of the Code with respect to its 2025 taxable year and does not anticipate becoming a PFIC for its 2026 taxable year.
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
Hong Kong Taxation of Dividends
No tax will be payable in Hong Kong in respect of dividends Prudential pays to its US resident holders who are not carrying on a trade profession or business in Hong Kong. Dividends distributed to Prudential’s US resident holders will be free of withholding taxes in Hong Kong.
Hong Kong Taxation on gains of sale
Hong Kong does not generally impose capital gains tax unless it is deemed taxable under the foreign sourced income exemption
(“FSIE”) regime. The disposal of Prudential shares listed on the Hong Kong stock exchange will be regarded as Hong Kong sourced and any capital gains derived therefrom will not be subject to Hong Kong profits tax under the FSIE regime. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where the trading gains are derived from or arise in Hong Kong will be chargeable to Hong Kong profits tax. Hong Kong profits tax is currently charged at the rate of 16.5 per cent on corporations and at a maximum rate of 15 per cent on individuals. Certain categories of taxpayers whose business consists of buying and selling shares are likely to be regarded as deriving trading gains rather than capital gains (e.g.
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
Hong Kong no longer has estate duty.
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
Gains on disposal of Prudential ordinary shares by certain non-individual holders may be subject to tax in Singapore if such gains are received in Singapore.
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
Foreign-sourced dividends received or deemed received in Singapore by a US resident individual not resident in Singapore are exempt from Singapore income tax. This exemption will also apply in the case of a Singapore tax resident individual who receives their foreign-sourced income in Singapore (except where such income is received through a partnership in Singapore).
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
i.The foreign income has been subject to tax in the foreign jurisdiction from which it is received (known as the 'subject to tax'
condition). The rate at which the foreign income was taxed can be different from the headline tax rate; and
ii.The highest Corporate Income Tax rate (i.e. foreign headline tax rate condition) of the foreign jurisdiction from which the income is received is at least 15% at the time the foreign income is received in Singapore.
Certain clarifications have been published by the Inland Revenue Authority of Singapore with respect to such conditions.
Singapore Stamp duty
As Prudential is incorporated in England and Wales and the Prudential ordinary shares are not registered on any register kept in
Singapore, no stamp duty is payable in Singapore:
i.On the issuance of the Prudential ordinary shares; and
ii.On any transfer of the Prudential ordinary shares.
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
Singapore no longer has estate duty.
Singapore Goods and Services Tax
There is no Goods and Services Tax (GST) payable in Singapore on the subscription or issuance of the Prudential ordinary shares.
The clearing fees, instruments of transfer deposit fees and share withdrawal fees are subject to GST at the prevailing standard-
rate of 9 per cent if the services are provided by a GST registered person to a holder of the Prudential ordinary shares. However, such fees could be zero-rated when provided to a US resident holder of the Prudential ordinary shares belonging outside Singapore provided certain conditions are met. For a holder of the Prudential ordinary shares belonging in Singapore who is registered for
GST, the GST incurred is generally not recoverable as input tax credit from the Inland Revenue Authority of Singapore unless certain conditions are satisfied. These GST-registered holders of Prudential ordinary shares should seek the advice of their tax advisors on these conditions.
Documents on display
Prudential is subject to the informational requirements of the Securities Exchange Act of 1934 applicable to foreign private issuers.
In accordance with these requirements, Prudential files its annual report on Form 20-F and other documents with the SEC.
The SEC maintains a website that contains reports, proxy and information statements, and other information regarding registrants. All SEC filings made electronically by registrants including Prudential can be accessed at www.sec.gov. Prudential’s
SEC filings are also available on our corporate website at www.prudentialplc.com
Prudential also files reports and other documents with the London, Hong Kong and Singapore stock exchanges. This information may be viewed on the Company’s website or on the websites of each of those exchanges as well as via the UK Financial Conduct
Authority’s National Storage Mechanism. The contents of the Company’s website are not incorporated by reference into this Form
20-F.
Controls and procedures
Disclosure of Controls and Procedures
Management has evaluated, with the participation of Prudential plc’s Chief Executive Officer and Chief Financial Officer, the
effectiveness of Prudential plc’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities
Exchange Act of 1934, as amended (Exchange Act)) as of 31 December 2025. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon Prudential plc’s evaluation, Prudential plc’s Chief Executive Officer and Chief
Financial Officer have concluded that as of 31 December 2025 Prudential plc’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports Prudential plc files and submits under the
Exchange Act is recorded, processed, summarised and reported within the time periods specified in the applicable rules and forms and that it is accumulated and communicated to Prudential plc’s management, including the Chief Executive Officer and Chief
Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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
Management has conducted, with the participation of Prudential plc’s Chief Executive Officer and Group Chief Financial Officer, an
evaluation of the effectiveness of internal control over financial reporting based on the criteria set forth in ‘2013 Internal Control—
Integrated Framework’ issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the
assessment under these criteria, management has concluded that, as of 31 December 2025, Prudential plc’s internal control over financial reporting was effective.
There have been no changes during 2025 that have materially affected, or are reasonably likely to materially affect, Prudential plc’s internal control over financial reporting.
Ernst & Young LLP (EY), which has audited the consolidated financial statements of Prudential plc for the year ended 31
December 2025, has also audited the effectiveness of Prudential plc’s internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (US). EY’s report on internal control over financial reporting is included in the Financial Statements section.
Listing information
Prudential ordinary shares are listed in the equity shares (commercial companies) category of the FCA Official List and traded on the London Stock Exchange under the symbol ‘PRU’. Prudential ordinary shares are also listed on the Main Board of the Hong Kong
Stock Exchange and are traded in board lots of 50 shares with the short name ‘PRU’ and stock code 2378; and via a secondary listing on the Singapore Stock Exchange, traded in board lots of 100 shares, with the stock code ‘K6S’.
Prudential American Depositary Shares (ADSs) are listed for trading on the NYSE under the symbol ‘PUK’.
Trading on the Singapore Stock Exchange may be infrequent for certain periods during the year. This does not have any material impact on the liquidity of the Group.
Description of securities other than equity securities
Citibank, N.A. has provided depositary bank services for holders of ADSs since its appointment on 19 March 2025. Prior to this date, depositary services were provided by J.P. Morgan Chase Bank, N.A.
The following table summarises the fees and charges payable by holders of ADSs:

Category	ADR Depositary actions	Associated fee or charge
ADS issuance or cancellation	Each person for whom ADRs are issued or are being cancelled	Up to US$5.00 for each 100 ADSs (or fraction thereof)
Cash dividends or distributions, stock dividends or distributions, other distributions or rights exercises	Each person to whom the distribution is made	Up to US$5.00 for each 100 ADSs (or fraction thereof) held
Depositary services	Each person holding ADSs on the applicable record date(s) established by the ADR Depositary	Up to US$5.00 for each 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the ADR Depositary
Registration of ADS transfers or ADS conversions	Each person for whom ADSs are transferred or converted or to whom ADSs are transferred or converted ADS are delivered	Up to US$5.00 for each 100 ADSs (or fraction thereof) transferred or converted
Currency charges	Charges incurred by the ADR Depositary in the conversion of foreign currency into US Dollars	Amount paid by the ADR Depositary, and such charges are deductible from the foreign currency

Purchases of equity securities by Prudential plc and affiliated purchasers
The following table sets forth information with respect to purchases made by or on behalf of Prudential or any ‘affiliated purchasers’ (as that term is defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended) of Prudential’s ordinary shares or American depositary shares for the year ended 31 December 2025.

Period	Total number of shares purchased*	Average price paid per share ($)	Total number of shares purchased as part of publicly announced plans or programs†	Approximate value of shares that may yet be purchased under plans or programs ($)
January 2025	14,156,426	7.80	14,027,963	1,101,426,182
February 2025	11,133,729	8.67	11,016,784	1,005,881,290
March 2025	8,753,830	9.86	8,650,128	920,609,219
April 2025	18,664,827	9.85	17,449,798	749,633,415
May 2025	9,478,725	11.29	8,621,017	652,120,868
June 2025	13,049,859	12.02	12,643,798	500,018,075
July 2025	12,205,953	12.47	7,382,557	408,008,855
August 2025	6,350,490	13.11	6,105,457	328,014,961
September 2025	6,418,491	13.69	6,282,320	241,947,532
October 2025	6,769,725	13.74	4,457,259	183,697,410
November 2025	5,792,891	14.06	5,645,846	104,361,333
December 2025	7,164,305	14.84	7,030,344	–
*This column includes shares acquired by employee benefit trusts during the year to satisfy future obligations to deliver shares under the Company’s employee incentive plans, the savings related share option scheme and the share participation plan. Additionally, it includes shares acquired by Prudential to offset dilution from the scrip dividend and those acquired under the $2 billion share buyback programme announced in June 2024.
†The shares listed in this column were acquired by Prudential under the $2 billion share buyback programme, which was completed on 23 December 2025.
Principal accountant fees and services
Prudential’s auditor in 2025 is EY LLP (PCAOB ID: 1438) located in London, UK. Total fees payable to the auditors are set out for the years shown below.

	Note	2025 $m	2024 $m
Audit fees:
Audit of the Company’s annual accounts		5.3	5.3
Audit of subsidiaries pursuant to legislation		6.0	6.0
	1	11.3	11.3
Audit-related assurance services	2	4.2	5.2
Other fees paid to the auditors for other assurance services		0.8	1.2
Total fees payable to the auditor		16.3	17.7
Notes
1.Fees of $11.3 million (2024: $11.3 million) included $1.0 million (2024: $1.0 million) for internal controls over financial reporting audit and $10.3 million
(2024: $10.3 million) in respect of the audit of the group and local statutory financial statements.
2.Audit-related assurance services supplied comprised TEV and interim reporting audit fees, regulatory reporting and other similar work. Of the audit-related assurance service fees (as defined by SEC guidance) of $4.2 million (2024: $5.2 million), $1.2 million (2024: $1.2 million) relates to services that are required by law and regulation.
Limitations on enforcement of US Laws against Prudential, its
Directors, management and others
Prudential plc is a public limited company incorporated and registered in England and Wales. All of its directors, GEC members and executive officers are resident outside the US, and a substantial portion of its assets and the assets of such persons are located outside the US. As a result, it may be difficult for you to effect service of process within the US upon these persons or to enforce against them or Prudential plc judgements obtained in US courts predicated upon the civil liability provisions of the federal securities laws of the US. We believe that there may be doubt as to the enforceability in England and Wales, in original actions or in actions for enforcement of judgements of US courts, of liabilities predicated solely upon the federal securities laws of the US.

Index to consolidated financial statements

Section			Page
Report of Independent Registered Public Accounting Firm			166
Consolidated income statement			169
Consolidated statement of comprehensive income			170
Consolidated statement of changes in equity			171
Consolidated statement of financial position			173
Consolidated statement of cash flows			174

Section	Page	Section	Page
Notes to the financial statements
		C3 Insurance and reinsurance contracts	210
A Basis of preparation and accounting policies	175	C3.1 Group overview	210
A1 Basis of preparation and exchange rates	175	C3.2 Analysis of movements in insurance and	211
A2 New accounting pronouncements not yet effective	176	reinsurance contract balances (excluding
A3 Critical accounting policies, estimates	176	JVs and associates)
and judgements		C3.3 Analysis of movements in insurance and	217
		reinsurance contract balances
B Earnings performance	184	(including JVs and associates)
B1 Analysis of performance by segment	184	C3.4 Products and determining contract	224
B1.1 Segment results	184	liabilities
B1.2 Determining operating segments and	185	C4 Intangible assets	228
performance measure of operating segments		C4.1 Goodwill	228
B1.3 Revenue	186	C4.2 Other intangible assets	229
B1.4 Net insurance and reinsurance finance	189	C5 Borrowings	230
income (expense)		C5.1 Core structural borrowings of	230
B1.5 Additional segmental analysis of	190	shareholder-financed businesses
profit after tax		C5.2 Operational borrowings	230
B2 Insurance service expenses and other	190	C6 Risk and sensitivity analysis	231
expenditure		C6.1 Sensitivity to key market risks	231
B2.1 Staff and employment costs	191	C6.2 Sensitivity to insurance risks	234
B2.2 Share-based payments	192	C7 Tax assets and liabilities	234
B2.3 Key management remuneration	194	C7.1 Current tax	234
B2.4 Fees payable to the auditor	194	C7.2 Deferred tax	235
B3 Tax charge	195	C8 Share capital, share premium and own shares	235
B3.1 Total tax charge by segment	195	C9 Capital	237
B3.2 Reconciliation of effective	196	C9.1 Group objectives, policies and processes	237
tax rate		for managing capital
B4 Earnings per share	197	C9.2 Local capital regulations	237
B5 Dividends	198	C9.3 Transferability of capital resources	238
		C10 Property, plant and equipment	239
C Financial Position	199
C1 Group assets and liabilities	199	D Other information	240
C1.1 Group investments by business type	199	D1 Contingencies and related obligations	240
C1.2 Other assets and liabilities	202	D2 Ownership interest in Prudential Assurance	240
C1.3 Cash and cash equivalents	202	Malaysia Berhad
C1.4 Provisions	202	D3 Post balance sheet events	240
C2 Measurement of financial assets and liabilities	203	D4 Related party transactions	240
C2.1 Determination of fair value	203	D5 Commitments	241
C2.2 Fair value measurement hierarchy	204	D6 Investments in subsidiary undertakings,	241
C2.3 Additional information on financial	206	joint ventures and associates
instruments		D6.1 Basis of consolidation	241
		D6.2 Dividend restrictions and minimum capital	242
		requirements
		D6.3 Investment in joint ventures	242
		and associates
		D6.4 Related undertakings	245

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Prudential plc
Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial position of Prudential plc (the Company) and subsidiaries
(the Group) as of 31 December 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 December 2025, the related notes and the disclosures marked ‘audited’ within the Risk Review section of the 2025 Form 20-F of the Group (collectively referred to as the “consolidated financial statements”) and the condensed financial information Schedule II (the “parent company financial statements”). In our opinion, the consolidated financial statements and the parent company financial statements present fairly, in all material respects, the financial position of the Group and the Company, respectively, at 31 December 2025 and 2024, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2025 and, as it pertains to the consolidated financial statements, in conformity with International Financial Reporting Standards (IFRS) as issued by the
International Accounting Standards Board and, as it pertains to the parent company financial statements, in conformity with
United Kingdom Generally Accepted Accounting Practice, including Financial Reporting Standard 101 Reduced Disclosure
Framework and Part 15 of the Companies Act 2006.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States)
(PCAOB), the Group's internal control over financial reporting as of 31 December 2025, based on criteria established in Internal
Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013
framework) and our report dated 26 March 2026 expressed an unqualified opinion thereon.
Basis for Opinion
These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the
Group’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of best estimate insurance contract liabilities
Description of the Matter
The Group recorded insurance contract liabilities (net of insurance contract assets) of $172.7 billion as at 31
December 2025 on its Consolidated Statement of Financial Position, of which $146.7 billion, as disclosed in
Note C3.1(a) to the consolidated financial statements, relates to best estimate liabilities (BEL) for future cash flows, adjusted to reflect the time value of money and financial risks. As disclosed in note A3(a) to the consolidated financial statements, key assumptions include discount rates (including the illiquidity premium adjustment) and investment return assumptions (together the “economic assumptions”) and operating assumptions in respect of mortality, morbidity (including medical claims costs), persistency and expenses
(including IFRS 17 Insurance Contracts attribution).
Auditing the valuation of BEL was complex and required significant auditor judgment due to the complexity of the fulfilment cashflow models, the selection and use of economic and operating assumptions and the sensitivity of the fulfilment cash flow models to the assumptions set by management.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls over the valuation of BEL. The controls we tested related to, among other areas, setting economic and operating assumptions and model changes.
To test the valuation of BEL, our procedures included, among others, involving our actuarial professionals, to assess the fulfilment cashflow models and assumptions with respect to compliance with the Group’s IFRS 17 valuation policies. We tested the implementation of the economic and operating assumptions in the models.
For economic assumptions, we tested discount rates and investment return assumptions for a sample of currencies, including by reference to yield curves and the Group’s economic scenario generators. For discount rates, we also compared the information used to determine the illiquidity premium, to the characteristics of the liabilities, asset allocations, and yields-to-maturity and allowance for credit risk on the reference portfolio of assets. For operating assumptions, we compared the key assumptions used in the valuation of BEL, including mortality, morbidity and persistency, with the results of management’s experience investigations, market trends and regulatory developments around product features and pricing, as relevant. We also evaluated the Group’s expense assumptions, by comparing them to the Group’s historical, current and projected expense levels and policy relating to the attribution of expenses to insurance contracts. For a sample of new models and changes to existing models, we compared management’s model validation results with the terms and conditions of the related insurance contracts and the Group’s IFRS 17 valuation policies.
In addition, we performed an independent recalculation of the modelled BEL for a sample of insurance contract groups (ICGs) and compared the results to the output of the fulfilment cashflow models used by management.

Revenue recognition in respect of release of contractual service margin
Description of the Matter
The Group recorded insurance revenue of $11.1 billion for the year ended 31 December 2025 in its
Consolidated Income Statement, of which $2.4 billion relates to release of contractual service margin (CSM)
as disclosed in Note B1.3 to the consolidated financial statements. There is significant judgment and complexity involved in determining the initial CSM and subsequent movements, including release of CSM, which directly impacts insurance revenue. The release of CSM for the period is measured based on coverage units provided, as described in Note A3(a) to the consolidated financial statements. As disclosed in Note
C3.4(a) to the consolidated financial statements, the release of CSM for the period is based on the opening
CSM adjusted for movements in the period, including the CSM for new contracts issued in the year, interest accretion for contracts measured using the General Measurement Model (“GMM”) and the impact of changes in the operating and economic assumptions (including the change in the fair value of underlying items for contracts measured using the Variable Fee Approach (VFA)).
Auditing the release of CSM was complex and required significant auditor judgment, due to the complexity of the calculation of the CSM and its interaction with the valuation of best estimate liabilities described above, and the judgment involved in the determination of the coverage units.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls over the calculation and release of CSM. The controls we tested related to, among other areas, the determination of coverage units, the change management and governance process over the
CSM calculation model, and management review controls over CSM movements during the period, including release of CSM.
To test the calculation and release of CSM, with the support of our actuarial professionals, our audit procedures included, testing the determination of coverage units and the release of CSM, through reperformance of the calculation for a sample of ICGs and comparing the release pattern to our expectations, based on the prior year release pattern and changes in the business and economic environment during the period. For a sample of new contracts issued during the year, we recalculated the initial CSM, including, where relevant, the identification of onerous contracts. For movements relating to interest accretion and the impact of assumption changes, we compared the impact of operating and economic assumption changes
(including changes in the fair value of underlying items for contracts measuring using VFA) in the CSM movement to related changes in the BEL calculation, including considering whether they related to past or future service, and reperformed the calculation of interest accretion for contracts measured using GMM.

/s/ Ernst & Young LLP
We were engaged in 2021 to serve as the Company’s auditor in respect of the financial statements as of and for the year ending 31 December 2022 that reflected the adoption of IFRS 17, and as the Company's appointed auditor commencing in 2023.
London, United Kingdom
26 March 2026

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Prudential plc
Opinion on Internal Control Over Financial Reporting
We have audited Prudential plc’s and its subsidiaries’ (the Group) internal control over financial reporting as of 31 December 2025, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2025, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States)
(PCAOB), the 2025 consolidated financial statements of the Group, the disclosures marked ‘audited’ within the Risk Review section of the 2025 Form 20-F of the Group and the condensed financial information Schedule II and our report dated 26 March 2026 expressed an unqualified opinion thereon.
Basis for Opinion
Prudential plc’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on
Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
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
/s/ Ernst & Young LLP
London, United Kingdom
26 March 2026

Consolidated income statement

	Note	2025 $m	2024 $m	2023 $m
Insurance revenue	B1.3	11,080	10,358	9,371
Insurance service expense:
Claims incurred		(3,331)	(3,147)	(2,913)
Directly attributable expenses incurred		(1,455)	(1,328)	(1,258)
Amortisation of insurance acquisition cash flows		(3,435)	(3,157)	(2,745)
Other insurance service expenses		(23)	(131)	(197)
		(8,244)	(7,763)	(7,113)
Net expense from reinsurance contracts held		(212)	(302)	(171)
Insurance service result		2,624	2,293	2,087
Investment return:
Interest revenue calculated using the effective interest method		413	477	340
Other investment return on financial investments		15,851	5,442	9,423
	B1.3	16,264	5,919	9,763
Fair value movements on investment contract liabilities		(72)	(95)	(24)
Net insurance and reinsurance finance income (expense):
Net finance expense from insurance contracts	B1.4	(14,612)	(4,154)	(8,839)
Net finance (expense) income from reinsurance contracts held	B1.4	(159)	(338)	191
		(14,771)	(4,492)	(8,648)
Net investment result		1,421	1,332	1,091
Other revenue	B1.3	411	382	369
Non-insurance expenditure	B2	(1,031)	(1,003)	(990)
Finance costs: interest on core structural borrowings of shareholder-financed businesses		(183)	(171)	(172)
Gain (loss) attaching to corporate transactions	B1.1	1,515	(71)	(22)
Share of profit (loss) from joint ventures and associates, net of related tax	D6.3	364	477	(91)
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns) note		5,121	3,239	2,272
Tax charge attributable to policyholders' returns		(180)	(286)	(175)
Profit before tax attributable to shareholders' returns		4,941	2,953	2,097
Total tax charge attributable to shareholders' and policyholders' returns	B3.1	(1,002)	(824)	(560)
Remove tax charge attributable to policyholders' returns	B3.2	180	286	175
Tax charge attributable to shareholders' returns	B3.2	(822)	(538)	(385)
Profit for the year	B1.5	4,119	2,415	1,712

Attributable to:
Equity holders of the Company		3,978	2,285	1,701
Non-controlling interests		141	130	11
Profit for the year		4,119	2,415	1,712

Earnings per share (in cents)	Note	2025	2024	2023
Based on profit attributable to equity holders of the Company:	B4
Basic		154.2¢	84.1¢	62.1¢
Diluted		153.5¢	84.0¢	61.9¢
Note
This measure is the formal profit before tax measure under IFRS. It is not the result attributable to shareholders principally because total corporate tax of the
Group includes those taxes on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders.
These amounts are required to be included in the tax charge under IAS 12. Consequently, the profit before tax measure is not representative of pre-tax profit attributable to shareholders.
The accompanying notes are an integral part of these financial statements

Consolidated statement of comprehensive income

	2025 $m	2024 $m	2023 $m
Profit for the year	4,119	2,415	1,712
Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss:
Exchange translation movements and net investment hedges	524	(291)	(135)
Cumulative exchange loss of disposed businesses recycled through profit or loss	34	–	–
	558	(291)	(135)
Items that will not be reclassified subsequently to profit or loss:
Valuation movements on retained interest in Jackson classified as FVOCI under IFRS 9 note	–	–	8
Total comprehensive income for the year	4,677	2,124	1,585

Attributable to:
Equity holders of the Company	4,421	1,976	1,585
Non-controlling interests	256	148	–
Total comprehensive income for the year	4,677	2,124	1,585
Note
On the adoption of IFRS 9 at 1 January 2023, the Group elected to measure its retained interest in the equity securities of Jackson at fair value through other comprehensive income (FVOCI). The Group subsequently disposed of its remaining interest in Jackson in 2023.
The accompanying notes are an integral part of these financial statements

Consolidated statement of changes in equity

		Year ended 31 Dec 2025 $m
	Note	Share capital	Share premium	Capital redemption reserve	Retained earnings	Translation reserve	Share- holders' equity	Non- controlling interests	Total equity
Reserves
Profit for the year		–	–	–	3,978	–	3,978	141	4,119
Other comprehensive income		–	–	–	–	443	443	115	558
Total comprehensive income for the year		–	–	–	3,978	443	4,421	256	4,677
Transactions with owners of the Company
Dividends	B5	–	–	–	(623)	–	(623)	(91)	(714)
Effect of scrip dividends	C8	–	–	–	29	–	29	–	29
Reserve movements in respect of share-based payments		–	–	–	11	–	11	–	11
Effect of transactions relating to non- controlling interests		–	–	–	28	–	28	(104)	(76)
New share capital subscribed	C8	–	2	–	–	–	2	–	2
Share repurchases/buybacks	C8	(7)	–	7	(1,234)	–	(1,234)	–	(1,234)
Movement in own shares in respect of share-based payment plans		–	–	–	(9)	–	(9)	–	(9)
Net (decrease) increase in equity		(7)	2	7	2,180	443	2,625	61	2,686
Balance at beginning of year		176	5,009	7	11,906	394	17,492	1,182	18,674
Balance at end of year		169	5,011	14	14,086	837	20,117	1,243	21,360

		Year ended 31 Dec 2024 $m
	Note	Share capital	Share premium	Capital redemption reserve	Retained earnings	Translation reserve	Share- holders' equity	Non- controlling interests	Total equity
Reserves
Profit for the year		–	–	–	2,285	–	2,285	130	2,415
Other comprehensive (loss) income		–	–	–	–	(309)	(309)	18	(291)
Total comprehensive income (loss) for the year		–	–	–	2,285	(309)	1,976	148	2,124
Transactions with owners of the Company
Dividends	B5	–	–	–	(575)	–	(575)	(8)	(583)
Effect of scrip dividends	C8	–	–	–	23	–	23	–	23
Reserve movements in respect of share-based payments		–	–	–	1	–	1	–	1
Adjustment to non-controlling interest for Malaysia conventional life business on 1 January 2024	D2	–	–	–	(857)	–	(857)	886	29
Effect of transactions relating to other non-controlling interests		–	–	–	(18)	–	(18)	(4)	(22)
Share repurchases/buybacks	C8	(7)	–	7	(878)	–	(878)	–	(878)
Movement in own shares in respect of share-based payment plans		–	–	–	(3)	–	(3)	–	(3)
Net (decrease) increase in equity		(7)	–	7	(22)	(309)	(331)	1,022	691
Balance at beginning of year		183	5,009	–	11,928	703	17,823	160	17,983
Balance at end of year		176	5,009	7	11,906	394	17,492	1,182	18,674

Consolidated statement of changes in equity continued

		Year ended 31 Dec 2023 $m
	Note	Share capital	Share premium	Retained earnings	Translation reserve	Fair value reserve	Share- holders' equity	Non- controlling interests	Total equity
Reserves
Profit for the year		–	–	1,701	–	–	1,701	11	1,712
Other comprehensive (loss) income		–	–	–	(124)	8	(116)	(11)	(127)
Total comprehensive income (loss) for the year		–	–	1,701	(124)	8	1,585	–	1,585
Transactions with owners of the Company
Dividends	B5	–	–	(533)	–	–	(533)	(7)	(540)
Transfer of fair value reserve following disposal of investment in Jackson		–	–	71	–	(71)	–	–	–
Reserve movements in respect of share- based payments		–	–	(5)	–	–	(5)	–	(5)
Effect of transactions relating to non- controlling interests		–	–	16	–	–	16	–	16
New share capital subscribed	C8	1	3	–	–	–	4	–	4
Movement in own shares in respect of share-based payment plans		–	–	25	–	–	25	–	25
Net increase (decrease) in equity		1	3	1,275	(124)	(63)	1,092	(7)	1,085
Balance at beginning of year		182	5,006	10,653	827	63	16,731	167	16,898
Balance at end of year		183	5,009	11,928	703	–	17,823	160	17,983
The accompanying notes are an integral part of these financial statements

Consolidated statement of financial position

	Note	31 Dec 2025 $m	31 Dec 2024 $m
Assets
Goodwill	C4.1	902	848
Other intangible assets	C4.2	3,958	3,824
Property, plant and equipment	C10	530	417
Insurance contract assets	C3.1	1,816	1,345
Reinsurance contract assets	C3.1	3,406	3,390
Deferred tax assets	C7.2	119	142
Current tax recoverable	C7.1	77	31
Investments in joint ventures and associates accounted for using the equity method	D6.3	2,763	2,412
Investment properties	C1.1	3	3
Loans	C1.1	551	517
Equity securities and holdings in collective investment schemes note	C1.1	89,558	81,002
Debt securities note	C1.1	92,051	73,804
Derivative assets	C2.2	621	395
Deposits	C1.1	6,246	5,466
Accrued investment income	C1.2	1,071	902
Other debtors	C1.2	817	1,310
Assets held for sale		–	296
Cash and cash equivalents	C1.3	7,706	5,772
Total assets		212,195	181,876

Equity
Shareholders' equity		20,117	17,492
Non-controlling interests		1,243	1,182
Total equity		21,360	18,674

Liabilities
Insurance contract liabilities	C3.1	174,498	147,566
Reinsurance contract liabilities	C3.1	640	536
Investment contract liabilities without discretionary participation features	C2.2	715	748
Core structural borrowings of shareholder-financed businesses	C5.1	4,459	3,925
Operational borrowings	C5.2	831	797
Obligations under funding, securities lending and sale and repurchase agreements	C2.3	745	272
Net asset value attributable to unit holders of consolidated investment funds	C2.3	2,263	2,679
Deferred tax liabilities	C7.2	1,830	1,514
Current tax liabilities	C7.1	273	238
Accruals, deferred income and other creditors	C1.2	2,731	2,848
Provisions	C1.4	268	218
Derivative liabilities	C2.2	1,582	1,617
Liabilities held for sale		–	244
Total liabilities		190,835	163,202
Total equity and liabilities		212,195	181,876
Note
Included within equity securities and holdings in collective investment schemes and debt securities as at 31 December 2025 are $1,798 million of lent securities and assets subject to repurchase agreements (31 December 2024: $1,565 million).
The accompanying notes are an integral part of these financial statements

Consolidated statement of cash flows

	Note	2025 $m	2024 $m	2023 $m
Cash flows from operating activities
Profit before tax (being tax attributable to shareholders' and policyholders' returns)		5,121	3,239	2,272
Movements in operating assets and liabilities:
Investments		(23,698)	(6,403)	(14,539)
Other non-investment and non-cash assets		24	124	23
Insurance and reinsurance contract assets and liabilities		22,660	7,925	12,787
Other non-insurance liabilities		(330)	(1,440)	42
Other adjustments to profit before tax for non-cash movements:
Interest and dividend income and interest payments included in profit before tax		(5,482)	(5,180)	(4,378)
Other non-cash items included in profit before tax		(880)	603	584
Operating cash items:
Interest receipts		3,416	3,049	2,872
Interest payments		(61)	(75)	(75)
Dividend receipts		2,198	2,316	1,650
Tax paid		(518)	(549)	(406)
Net cash flows from operating activities note (i)		2,450	3,609	832
Cash flows from investing activities
Purchases of property, plant and equipment	C10	(104)	(101)	(44)
Disposal of property, plant and equipment		4	–	2
Acquisition of distribution rights and other intangibles		(297)	(557)	(415)
Disposal of businesses, net of associated tax note (ii)		1,485	–	–
Cash advanced to Mainland China life joint venture note (i)		–	(174)	(176)
Disposal of Jackson shares		–	–	273
Net cash flows from investing activities		1,088	(832)	(360)
Cash flows from financing activities
Structural borrowings of shareholder-financed businesses: note (iii)
Issuance (redemption) of debt, net of costs	C5.1	462	–	(393)
Interest paid		(176)	(164)	(188)
Payment of principal portion of lease liabilities		(95)	(93)	(93)
Acquisition of non-controlling interests		–	(18)	–
Equity capital:
Issues of ordinary share capital	C8	2	–	4
Share repurchases/buybacks (including costs)		(1,252)	(860)	–
External dividends:
Dividends paid to equity holders of the Company	B5	(594)	(552)	(533)
Dividends paid to non-controlling interests		(91)	(8)	(7)
Net cash flows from financing activities		(1,744)	(1,695)	(1,210)
Net increase (decrease) in cash and cash equivalents		1,794	1,082	(738)
Cash and cash equivalents at 1 Jan		5,772	4,751	5,514
Effect of exchange rate changes on cash and cash equivalents		140	(61)	(25)
Cash and cash equivalents at 31 Dec	C1.3	7,706	5,772	4,751
Notes
(i)Included in net cash flows from operating activities are dividends from joint ventures and associates of $180 million (2024: $148 million; 2023: $209 million). Cash advanced to the Mainland China life joint venture in 2024 of $174 million has subsequently been converted into a capital injection in 2025.The
$176 million advanced in 2023 was subsequently converted into a capital injection in 2024.
(ii)Cash flows from disposal of businesses in 2025 comprise the net proceeds from the sale of a portion of the Group’s interest in ICICI Prudential Asset
Management Company Limited during the company’s initial public offering (IPO) in December 2025, as discussed further in note D6.3 and the net proceeds from the disposal of businesses classified as held for sale at 31 December 2024. Total tax paid of $(750) million in 2025 was included in net cash flows from operating activities and net cash flows from investing activities.
(iii)Structural borrowings of shareholder-financed businesses exclude borrowings to support short-term fixed income securities programmes, lease liabilities and other borrowings of shareholder-financed businesses. Cash flows in respect of these borrowings are included within cash flows from operating activities. The changes in the carrying value of the structural borrowings of shareholder-financed businesses for the Group are analysed below:

	Balance at 1 Jan $m	Cash movements $m		Non-cash movements $m		Balance at 31 Dec $m
		Issuance of debt	Redemption of debt	Foreign exchange movement	Other movements
2025	3,925	462	–	65	7	4,459
2024	3,933	–	–	(15)	7	3,925
2023	4,261	–	(393)	58	7	3,933
The accompanying notes are an integral part of these financial statements

Notes to the consolidated financial statements
A Basis of preparation and accounting policies
A1 Basis of preparation and exchange rates
Prudential plc (the 'Company’) together with its subsidiaries (collectively, the 'Group’ or ‘Prudential’) provides life and health insurance and asset management in Greater China, ASEAN, India and Africa. The Group is headquartered in Hong Kong.
Basis of preparation
These consolidated financial statements have been prepared in accordance with IFRS Standards as issued by the IASB and UK-
adopted international accounting standards. At 31 December 2025, there were no unadopted standards effective for the year ended 31 December 2025 which impacted the consolidated financial statements of the Group, and there were no differences between UK-adopted international accounting standards and IFRS Standards as issued by the IASB in terms of their application to the Group. The accounting policies applied by the Group in determining the IFRS financial results in these consolidated financial statements are the same as those previously applied in the Group’s consolidated financial statements for the year ended
31 December 2024 as disclosed in the 2024 Annual Report. The adoption of the amendments to IAS 21 ‘Lack of exchangeability’
effective from 1 January 2025 has had no impact on the Group financial statements.
Going concern basis of accounting
The Directors have made an assessment of going concern covering a period to 31 March 2027, being at least 12 months from the date these consolidated financial statements are approved. In making this assessment, the Directors have considered both the
Group’s current performance, solvency and liquidity and the Group’s business plan taking into account the Group’s principal risks, and the mitigations available to address them, as well as the results of the Group’s stress and scenario testing, as described further in the Risk review section.
Based on the above, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue their operations for a period to 31 March 2027, being at least 12 months from the date these consolidated financial statements are approved. No material uncertainties that may cast significant doubt on the ability of the Company and the Group to continue as a going concern have been identified. The Directors therefore consider it appropriate to continue to adopt the going concern basis of accounting in preparing these consolidated financial statements for the year ended 31 December 2025.
Exchange rates
The exchange rates applied for balances and transactions in currencies other than the presentation currency of the Group, US dollars (USD), were:

	Closing rate at year end		Average rate for the year to date
USD : local currency	31 Dec 2025	31 Dec 2024	2025	2024	2023
Chinese yuan (CNY)	6.99	7.30	7.19	7.20	7.09
Hong Kong dollar (HKD)	7.78	7.77	7.80	7.80	7.83
Indian rupee (INR)	89.88	85.61	87.17	83.67	82.60
Indonesian rupiah (IDR)	16,675.00	16,095.00	16,462.13	15,844.88	15,230.82
Malaysian ringgit (MYR)	4.06	4.47	4.28	4.58	4.56
Singapore dollar (SGD)	1.29	1.36	1.31	1.34	1.34
Taiwan dollar (TWD)	31.42	32.78	31.16	32.12	31.17
Thai baht (THB)	31.49	34.24	32.87	35.29	34.80
UK pound sterling (GBP)	0.74	0.80	0.76	0.78	0.80
Vietnamese dong (VND)	26,300.00	25,485.00	26,008.80	25,057.63	23,835.92

Foreign exchange translation
In order to present the consolidated financial statements in USD, the results and financial position of entities not using USD as functional currency (ie the currency of the primary economic environment in which the entity operates) must be translated into
USD.
All assets and liabilities of entities not operating in USD are converted at closing exchange rates, while all income and expenses are converted at average exchange rates where this is a reasonable approximation of the rates prevailing on transaction dates.
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
These financial statements are based on the prescribed formats. The Group’s external auditors have reported on the 2025, 2024 and 2023 statutory accounts. Statutory accounts for 2024 and 2023 have been delivered to the UK Registrar of Companies and those for 2025 will be delivered following the Company’s Annual General Meeting. The auditor’s reports were (i) unqualified, (ii)
did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under Section 498(2) or (3) of the UK Companies Act 2006.
A2 New accounting pronouncements not yet effective
The following standards, interpretations and amendments have been issued by the IASB but are not yet effective for the Group in
2025. The Group prepares consolidated financial statements in accordance with IFRS Standards as issued by the IASB and UK-
adopted international accounting standards. This is not intended to be a complete list as only those standards, interpretations and amendments that could have an impact on the Group’s consolidated financial statements are discussed.
–Amendments to IFRS 9 and IFRS 7 ‘Classification and Measurement of Financial Instruments’ issued in May 2024 and effective from 1 January 2026;
–Annual Improvements to IFRS Accounting Standards – Volume 11 issued in July 2024 and effective from 1 January 2026;
–IFRS 18 ‘Presentation and disclosure in financial statements’ issued in April 2024 and effective from 1 January 2027; and
–Amendments to IAS 21 ‘Translation to a Hyperinflationary Presentation Currency’ issued in November 2025 and effective from 1
January 2027.
The Group is assessing the impact IFRS 18 will have on the presentation and disclosure in the Group’s financial statements. The
Group is not expecting the other accounting amendments listed above to have a significant impact on the Group’s financial statements.
A3 Critical accounting policies, estimates and judgements
This note presents the critical accounting policies, estimates and judgements applied in preparing the Group’s consolidated financial statements. Other accounting policies, where significant, are presented in the relevant individual notes. Unless stated
otherwise, all accounting policies are applied consistently for the years presented and normally are not subject to changes unless new accounting standards, interpretations or amendments are introduced by the IASB as discussed in note A1 above.
The preparation of these consolidated financial statements requires Prudential to make accounting estimates and judgements about the amounts of assets, liabilities, revenues and expenses, which are both recognised and unrecognised (eg contingent liabilities) in the consolidated financial statements. Prudential evaluates its critical accounting estimates, including those related to insurance business provisioning and the fair value of assets as required. The notes below set out those critical accounting policies, the application of which requires the Group to make critical estimates and judgements. Also set out are further critical accounting policies affecting the presentation of the Group’s results and other items that require the application of critical estimates and judgements.
(a)Critical accounting policies with associated critical estimates and judgements –
Measurement of insurance and reinsurance contracts under IFRS 17
IFRS 17 establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts, reinsurance contracts and investment contracts with discretionary participation features (DPF). It introduces a model that measures groups of contracts based on the Group’s estimates of the present value of future cash flows that are expected to arise as the Group fulfils the contracts, an explicit risk adjustment (RA) for non-financial risk and a contractual service margin (CSM). The process of determining the present value of future cash flows involves a number of estimates and judgements, which are set out below.

Determination of fulfilment cash flows used in the measurement of insurance and reinsurance contract assets and liabilities (impacts $(144.7) billion of net best estimate insurance and reinsurance contract balances, excluding those held by joint ventures and associates)

Estimates of future cash flows
The Group’s process for estimating future cash flows incorporates, in an unbiased way, all reasonable and supportable information that is available without undue cost or effort at the reporting date. This information includes both internal and external historical data about claims and other experience, updated to reflect current expectations of future events. As this is a prediction of the future, significant judgement is applied in determining the assumptions that underpin the estimation of future cash flows. These assumptions include, but are not limited to, operating assumptions such as morbidity, mortality, persistency and expenses, and economic assumptions such as risk-free rates and illiquidity premium. Granular assumptions are set at a business unit level. The demographic assumptions are consistent with those used in other metrics such as TEV reporting. The Risk Review included in this Annual Report discusses the insurance and market risks the Group faces and how these risks are mitigated.
When estimating future cash flows, the Group takes into account current expectations of future events (other than those from future legislation or regulatory changes that have not been substantively enacted) that might affect those cash flows.
Cash flows within the boundary of a contract (the Group’s accounting policy on contract boundary is given below) relate directly to the fulfilment of the contract, including those for which the Group has discretion over the amount or timing. These include future premium receipts, payments to (or on behalf of) policyholders, insurance acquisition cash flows and other costs that are incurred in fulfilling contracts.
In relation to reinsurance contracts held, the probability weighted estimates of the present value of future cash flows include the potential credit losses and losses from other disputes to reflect the non-
performance risk of the reinsurers.
The sensitivity of shareholder equity and CSM to insurance risks is set out in note C6.2.

Expense assumptions used in future cash flow estimation
Insurance acquisition cash flows (as discussed below) and other costs that are incurred in fulfilling contracts comprise both direct costs and an allocation of fixed and variable overheads incurred by the insurance entities.
The Group projects estimates of future expenses relating to the fulfilment of contracts within the scope of IFRS 17 using current expense levels adjusted for inflation. Costs that are incurred in fulfilling the contracts include, but are not limited to, claims handling costs, policy administration expenses, investment management expenses, income tax and other costs specifically chargeable to the policyholders under the terms of the contracts. Expenses included in estimated future cash flows comprise expenses directly attributable to the groups of contracts, including an allocation of fixed and variable overheads incurred by the insurance entities.
Investment management expenses in relation to the management of the assets backing policyholder liabilities are included in the fulfilment cash flows for business using the variable fee approach (VFA)
model, other participating business using the general model and general model non-participating business where the Group performs investment management activities to enhance benefits from insurance coverage for policyholders. The future expenses of internal asset management and other services excludes the projected future profits or losses generated by any non-insurance entities within the Group in providing those services (ie the IFRS results for the life insurance operations in the consolidated financial statements assume that the cost of internal asset management and other services will be that incurred by the Group as a whole, not the cost that will be borne by the insurance business).
Most of the costs incurred by the insurance entities within the Group are considered to be incurred for the purpose of selling and fulfilling insurance contracts and are hence treated as attributable expenses. Cash flows that are not directly attributable to a portfolio of insurance contracts, such as some product development and training costs, are recognised in other operating expenses as incurred.

Policyholder benefits
The assumptions used to project the cash flows also reflect the actions that management would take over the duration of the projection, the time it would take to implement these actions and any expenses incurred in taking those actions. Management actions encompass, but are not confined to, investment allocation decisions, levels of regular and final bonuses and crediting rates.
For participating contracts, estimated future claim payments include bonuses paid to policyholders determined by reference to the relevant profit-sharing arrangement. For example, for the Group’s with-profits business in Hong Kong, Singapore and Malaysia, asset shares are used to determine payments to policyholders.
Where cash flows from one group of contracts affect, or are affected by, cash flows in other groups of contracts (eg for with-profits business), the fulfilment cash flows for a group include payments arising from the terms of existing contracts to policyholders in other groups and exclude payments to policyholders in the group that have been included in the fulfilment cash flows of another group.

Determination of fulfilment cash flows used in the measurement of insurance and reinsurance contract assets and liabilities (impacts $(144.7) billion of net best estimate insurance and reinsurance contract balances, excluding those held by joint ventures and associates)

Insurance acquisition cash flows
Insurance acquisition cash flows arise from the activities of selling, underwriting and starting a group of insurance contracts that are directly attributable to the portfolio of contracts to which the group belongs. Insurance acquisition cash flows that are directly attributable to a group of contracts (eg non-refundable commissions paid on issuance of a contract) are allocated to that group and to the groups that will include renewals of those contracts. Bancassurance payments (eg upfront payments to sell insurance contracts to distribution partners) are capitalised under IAS 38 as intangible assets and amortised on a basis to reflect the pattern in which the future economic benefits are expected to be consumed by reference to new business production levels. The amortisation of the bancassurance intangibles is considered to constitute insurance acquisition cash flows. They generally form part of fulfilment cash flows and are amortised implicitly in line with the coverage unit pattern.

Determining the point of recognition and the boundary of an insurance contract
The point of initial recognition of a group of contracts is the earliest of the premium due date, the date coverage starts and, for an onerous contract, the date the contract is signed and accepted by both parties. There is limited judgement involved in relation to most contracts issued by the Group as the coverage period generally starts from the premium due date.
The contract boundary defines which future cash flows are included in the measurement of a contract.
The boundary of the fulfilment cash flows under IFRS 17 is considered to be the point at which the
Group both no longer has substantive rights and obligations under the insurance contract to provide services or compel the policyholder to pay premiums.
The contract boundary is assessed at inception and then reassessed only when there are changes in features or circumstances that alter the commercial substance of the contract or when there are changes in the products within a portfolio. The reassessment of the contract boundary for any changes is performed at the end of each reporting period.
For most contracts issued by the Group, there is little judgement involved in determining the contract boundary as either a single premium is received for a contract that is expected to continue for a long period or a guaranteed premium is received for regular premium contracts.
For certain contracts where the premiums are not guaranteed, more judgement is involved in assessing the Group’s substantive rights and obligations. When determining the boundary for these contracts various factors are taken into consideration by the Group such as the Group’s practical ability to terminate or refuse renewal of a contract, the Group’s ability to fully reprice at the individual contract level and whether the Group has the ability to reassess risks at a portfolio level and set a price that fully reflects the risks of that portfolio.
The Group has some immaterial business that is general insurance in nature and which is considered to have a boundary of one year.
Where riders attach to and are not separated from a base contract, the contract boundary is determined based on the component of the contract that has the longest contract boundary.
Future cash flows relating to riders that are not purchased at the inception of the base contract, but are added at a later date, are not included within the contract boundary at initial recognition. As the addition of these riders is the exercise of an option under the contract, it is not considered a contract modification but is instead treated as changes in fulfilment cash flows.
Similar considerations to those applying to underlying insurance contracts apply in determining the contract boundary of groups of reinsurance contracts held. Further detail on reinsurance contracts, including on recognition is set out in note C3.4.

Determination of discount rates
Discount rate and risk-free rate
IFRS 17 enables discount rates to be calculated on a top-down or bottom-up basis. The Group elects to determine discount rates on a bottom-up basis, starting with a liquid risk-free yield curve and adding an illiquidity premium to reflect the characteristics of the insurance contracts.

Risk-free rates are based on government bond yields for all currencies except HKD where risk-free rates are based on swap rates due to the higher liquidity of the HKD swap market. Government bond yields and swap rates are obtained from publicly available data sources. Yield curves are constructed by using a market-observed curve up to a last liquid point and then extrapolating to an ultimate forward rate.

Where cash flows vary based on the return on underlying items, the projected earned rate is set equal to the discount rate. Where stochastic modelling techniques are used, the projected average investment returns are calibrated to be equal to the deterministic discount rate (including the illiquidity premium).

The illiquidity premium is calculated as the yield-to-maturity on a reference portfolio of assets with similar liquidity characteristics to the insurance contracts (in particular, corporate bonds) less the risk-free curve, and an allowance for credit risk.

The allowance for credit risk includes a credit risk premium, which is derived through a lifetime projection of expected bond cash flows, allowing for the risk of downgrades and defaults. The allowance for credit risk ranges between 6 bps and 32 bps at 31 December 2025 (31 December 2024:
between 10 bps and 34 bps).

A proportion of the reference portfolio’s illiquidity premium (either 0%, 50% or 100%) is applied to portfolios of insurance contracts reflecting the liquidity characteristics of the insurance contracts. The liquidity characteristics are assessed from the policyholders’ perspective. Consideration is given to the nature of premiums, the level of underwriting, and the surrender and other benefit features of the portfolios. A product’s illiquidity premium is restricted to be no greater than reasonably expected to be earned on the assets backing the insurance contract liabilities, over the duration of the insurance contracts.

The following tables set out the range of yield curves used to discount cash flows of insurance contracts for major currencies. These discount rates include the illiquidity premium applied to the portfolios written in each currency. A range is shown to represent the fact that different products apply different proportions of the reference portfolio’s illiquidity premium (either 0%, 50% or 100%).
The ranges below reflect only the actual proportions applied for each currency. For the major currencies shown below, except Hong Kong dollar and Malaysian ringgit, all three proportions apply and hence the spread is indicative of the illiquidity premium applying to the term specified.

31 Dec 2025%
	1 year	5 years	10 years	15 years	20 years
Chinese yuan (CNY)	1.34 – 1.62	1.64 – 1.92	1.86 – 2.14	2.19 – 2.47	2.31 – 2.59
Hong Kong dollar (HKD)	2.99 – 3.34	3.08 – 3.43	3.46 – 3.81	3.69 – 4.04	3.81 – 4.16
Indonesian rupiah (IDR)	4.93 – 5.33	5.79 – 6.19	6.42 – 6.82	6.81 – 7.21	7.02 – 7.42
Malaysian ringgit (MYR)	3.01 – 3.20	3.41 – 3.60	3.67 – 3.86	3.94 – 4.13	4.14 – 4.33
Singapore dollar (SGD)	1.42 – 1.71	1.91 – 2.34	2.18 – 2.48	2.26 – 2.63	2.23 – 2.82
United States dollar (USD)	3.51 – 3.80	3.77 – 4.22	4.29 – 4.60	4.78 – 5.16	5.09 – 5.70

31 Dec 2024%
	1 year	5 years	10 years	15 years	20 years
Chinese yuan (CNY)	1.08 – 1.51	1.42 – 1.85	1.70 – 2.13	1.92 – 2.35	2.03 – 2.46
Hong Kong dollar (HKD)	4.32 – 4.75	4.04 – 4.47	4.09 – 4.52	4.15 – 4.58	4.19 – 4.62
Indonesian rupiah (IDR)	7.13 – 7.51	7.13 – 7.51	7.18 – 7.56	7.27 – 7.65	7.33 – 7.71
Malaysian ringgit (MYR)	3.43 – 3.68	3.65 – 3.90	3.87 – 4.12	4.06 – 4.31	4.21 – 4.46
Singapore dollar (SGD)	2.76 – 3.37	2.79 – 3.40	2.89 – 3.50	2.93 – 3.54	2.84 – 3.45
United States dollar (USD)	4.20 – 4.84	4.44 – 5.08	4.66 – 5.30	4.89 – 5.53	5.02 – 5.66
The sensitivity of shareholder equity and CSM to changes in interest rates (which includes an associated change to the risk discount rate) is set out in note C6.1.

Determination of risk adjustment for non-financial risk
Risk adjustment for non-financial risk
The risk adjustment for non-financial risk reflects the compensation the Group requires for bearing the uncertainty about the amount and timing of the cash flows from non-financial risk as the Group fulfils insurance contracts.
For reinsurance contracts held, the risk adjustment for non‑financial risk represents the amount of risk being transferred by the Group to the reinsurer.
The risk adjustment for non-financial risk is determined by the Group using a confidence level approach. This is implemented through the use of provisions for adverse deviations (PADs) calibrated using non-financial risk distributions and correlation assumptions. The PADs are applied to best estimate assumptions and hence the risk adjustment is calculated on a contract by contract basis.
The Group’s risk adjustment allows for all insurance, persistency and expense risks and operational risks specific to uncertainty in the amount and timing of insurance contract cash flows. Reinsurance counterparty default risk is excluded from the calculation. Diversification is included on a net of reinsurance basis within each insurance entity of the Group. Diversification is not allowed for between entities.
By applying a confidence level technique, the Group estimates the probability distribution of the expected present value of the future cash flows from insurance contracts at each reporting date and calculates the risk adjustment for non-financial risk as the excess of the value at risk at the 75th percentile (the target confidence level) over the expected present value of the future cash flows. The confidence level is calibrated over a one-year period.

Determination of coverage units
Coverage units
The proportion of CSM recognised in profit or loss at the end of each period for a group of contracts is determined as the ratio of:
–the coverage units in the period; divided by
–the sum of the coverage units in the period and the present value of expected coverage units in future periods.
The total number of coverage units in a group reflects the quantity of service provided determined by considering the quantity of benefits for each contract and its expected coverage period. The Group defines the quantity of benefits for insurance services as the maximum amount that a policyholder receives when an insured event takes place, for example the sum assured, the annual limit for a medical plan or the present value of a stream of payments. The quantity of benefits is updated each period. Investment-related and investment-return services are assumed to be constant over time.
Where there are multiple different services in a group of contracts (for example, both insurance and investment services are provided), the quantities of benefits for the different types of service are combined using weighting factors. These weighting factors are defined as the present value of expected outflows for each type of service, determined at a contract level.
The expected coverage period is the expected duration up to the contract boundary. The expected coverage period of the contracts in a group and the calculation of future coverage units allows for expected decrements (eg deaths and lapses) in each future period using current best estimate assumptions consistent with the best estimate liabilities (BEL) calculation.
The Group elects to allow for the time value of money by discounting future coverage units in the determination of the proportion of CSM recognised in profit or loss.
Determination of coverage units for groups of reinsurance contracts held follows the same principles as for groups of underlying contracts.

Insurance finance income and expenses
Disaggregation between profit or loss and other comprehensive income
IFRS 17 allows an accounting policy choice between:
–Including insurance finance income or expenses for the period in profit or loss; or
–Disaggregating insurance finance income or expenses for the period to include in profit or loss an amount determined by a systematic allocation of the expected total insurance finance income or expenses over the duration of the group of contracts, with the balance being included in other comprehensive income.
The Group has not elected to disaggregate insurance finance income and expenses between profit or loss and other comprehensive income.

Risk mitigation
Risk mitigation option
IFRS 17 allows the option in certain circumstances to not recognise a change in the CSM to reflect some or all of the changes in the effect of the time value of money and financial risk on:
–the amount of the entity’s share of the underlying items if the entity mitigates the effect of financial risk on that amount using derivatives or reinsurance contracts held; and
–the fulfilment cash flows if the entity mitigates the effect of financial risk on those fulfilment cash flows using derivatives, non-derivative financial instruments measured at fair value through profit or loss, or reinsurance contracts held.
The Group does not utilise the risk mitigation option in its IFRS 17 VFA liability accounting except in connection with a short-term premium prepayment option available on certain participating products in Hong Kong.

The effect of accounting estimates made in interim financial statements
Effect of estimates made in interim financial statements
IFRS 17 allows an accounting policy choice as to whether to change the treatment of accounting estimates made in previous interim financial statements when applying IFRS 17 in the annual reporting period.

The Group has elected to allow updates to accounting estimates made in interim financial statements when applying IFRS 17 in the annual reporting period.
(b)Further critical accounting policies affecting the presentation of the Group’s results

Presentation of results before tax attributable to shareholders
Profit before tax is a significant IFRS
income statement item. The Group
has chosen to present a measure of
profit before tax attributable to
shareholders that distinguishes
between tax borne by shareholders
and tax attributable to policyholders
to support understanding of the
performance of the Group.
Profit before tax attributable to
shareholders is $4,941 million and
compares to profit before tax of
$5,121 million as shown in the
Consolidated income statement.

Total tax charge for the Group reflects tax that relates to shareholders’ profit and also tax attributable to policyholders through the interest in with-profits or unit-linked funds.
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
The vast majority of the Group’s investments are valued at fair value through profit and loss. Short-term fluctuations in the fair value of investments are only partially offset by the effect of economic changes on insurance contract assets and liabilities and so affect the result for the year. The Group therefore provides additional analysis of results before and after the effects of short-term interest rate and other market fluctuations, together with other items that are of a short-term, volatile or one-off nature.

(c)Other items requiring application of critical estimates or judgements

VFA eligibility assessment
The Group applies judgements in
assessing the VFA eligibility of contracts.
Application of the VFA impacts the
calculation of the CSM at the balance
sheet date, which in turn impacts the
future year’s amortisation recognised in
the income statement. Unlike the
general measurement model (GMM)
approach, the VFA absorbs economic
impacts within the CSM, rather than in
the profit and loss account.
The total insurance and reinsurance CSM
at the balance sheet date is
$25,005 million, including joint ventures
and associates, and the CSM
amortisation (net of reinsurance)
recognised in the income statement is
$(2,554) million as shown in note C3.3.
Approximately two thirds of the CSM
(including joint ventures and associates
and net of reinsurance) at 31 December
2025 was calculated under the VFA.

IFRS 17 requires the use of the VFA for insurance contracts with direct participation features, ie substantially investment-related service contracts for which, at inception:
–the contractual terms specify that the policyholder participates in a share of a clearly identified pool of underlying items;
–the entity expects to pay to the policyholder an amount equal to a substantial share of the fair value returns on the underlying items; and
–the entity expects a substantial proportion of any change in the amounts to be paid to the policyholder to vary with the change in fair value of the underlying items.
The following key judgements have been made in assessing VFA eligibility:

Definition of substantial	The term substantial is interpreted to mean greater than 50 per cent.
Contractual terms	In some circumstances contractual terms are implied by customary business practices.
Granularity of assessment
The assessment has been carried out at a contract level.
However, to the extent insurance contracts in a group affect the cash flows to policyholders of contracts in other groups
(referred to as 'mutualisation'), eligibility for the VFA has been assessed at the level at which such mutualisation occurs (eg fund level).

Calculation basis	VFA eligibility assessments have been performed on a basis consistent with how the Group measures its realistic expectations, for example when pricing, monitoring or setting returns to policyholders.
Contracts not qualifying for the VFA are accounted for under the GMM or premium allocation approach (PAA). The PAA is not used significantly within the Group.
The measurement model (VFA or GMM) used for key products is set out in note C3.4.

Carrying value of distribution rights intangible assets
The Group applies judgement to
assess whether factors such as the
financial performance of the
distribution arrangements, or
changes in relevant legislation and
regulatory requirements indicate an
impairment of intangible assets
representing distribution rights.
To determine the recoverable
amount, the Group estimates the
discounted future expected cash
flows arising from the cash
generating units (CGUs) containing
the distribution rights.
Impacts $3,699 million of assets as
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
If an impairment has occurred, a charge is recognised in the income statement for the difference between the carrying value and recoverable amount of the asset. The recoverable amount is the greater of fair value less costs to sell and value in use. Value in use is calculated as the present value of future expected cash flows from the asset or the
CGUs to which it is allocated.

Financial investments – Valuation
Financial investments held at fair
value, net of derivative liabilities,
excluding those held by joint
ventures and associates is
$181.0 billion as shown in note
C2.2.
Financial investments held at
amortised cost, comprising loans
and deposits, represent $6.5 billion
of the Group’s total assets.
The Group estimates the fair value
of financial investments that are not
actively traded using quotations
from independent third parties or
internally developed pricing models.

The Group holds the majority of its financial investments at fair value through profit or loss. Financial investments held at amortised cost, excluding cash and cash equivalents, primarily comprise loans and deposits.

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
If the market for a financial investment of the Group is not active, the Group establishes fair value by using quotations from independent third parties, such as brokers or pricing services, or by using internally developed pricing models. Priority is given to publicly available prices from independent sources when available, but overall the source of pricing and/or the valuation technique is chosen with the objective of arriving at a fair value measurement, which reflects the price at which an orderly transaction would take place between market participants on the measurement date. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these financial investments. Details of the financial investments classified as ‘level 3’ to which valuation techniques are applied and the sensitivity of profit before tax to a change in the valuation of these items, are presented in note C2.2.

B Earnings performance
B1 Analysis of performance by segment
B1.1 Segment results

		2025 $m	2024 $m	2023 $m
	Note	note (i)	note (i)	note (i)
Hong Kong		1,219	1,069	1,013
Indonesia		250	268	221
Mainland China note (ii)		411	363	368
Malaysia		410	338	305
Singapore		706	693	584
Growth markets and other note (iii)		614	688	746
Eastspring		329	304	280
Other income and expenditure unallocated to a segment:
Net investment return and other items note (iv)		(41)	21	(21)
Interest payable on core structural borrowings		(184)	(171)	(172)
Corporate expenditure		(237)	(237)	(230)
Total other expenditure		(462)	(387)	(423)
Restructuring and IFRS 17 implementation costs note (v)		(171)	(207)	(201)
Adjusted operating profit	B1.2	3,306	3,129	2,893
Tax charge on adjusted operating profit	B3.2	(534)	(547)	(444)
Adjusted operating profit after tax		2,772	2,582	2,449
Short-term interest rate and other market fluctuations		120	(105)	(774)
Gain (loss) attaching to corporate transactions note (vi)		1,515	(71)	(22)
Tax (charge) credit on non-operating result	B3.2	(288)	9	59
Profit for the year	B1.5	4,119	2,415	1,712

Attributable to:
Equity holders of the Company		3,978	2,285	1,701
Non-controlling interests		141	130	11
Profit for the year		4,119	2,415	1,712

Basic earnings per share (in cents)		2025	2024	2023
	Note	note (i)	note (i)	note (i)
Based on adjusted operating profit, net of tax and non-controlling interest	B4	101.4¢	89.7¢	89.0¢
Based on profit for the year, net of non-controlling interest	B4	154.2¢	84.1¢	62.1¢
Notes
(i)Segment results are attributed to the shareholders of the Group before deducting the amount attributable to the non-controlling interests. This presentation is applied consistently throughout the document.
(ii)The Mainland China segment reflects the Group’s 50 per cent ownership in CITIC-Prudential Life Insurance Company Limited, a life joint venture with CITIC, a leading Chinese state-owned conglomerate.
(iii)The Growth markets and other segment includes non-insurance entities that support the Group’s insurance business and the result for this segment is after deducting the corporate taxes arising from all the life joint ventures and associates.
(iv)Net investment return and other items include an adjustment to eliminate intercompany profits. Entities within the Prudential Group can provide services to each other, the most significant example being the provision of asset management services by Eastspring to the life entities. If the associated expenses are deemed attributable to the entity’s insurance contracts then the costs are included within the estimate of future cash flows when measuring the insurance contract under IFRS 17. In the Group’s consolidated accounts, IFRS 17 requires the removal of the intercompany profit from the measurement of the insurance contract. Put another way, the future cash flows include the cost to the Group (not the insurance entity) of providing the service. In the period that the service is provided, the entity undertaking the service, for example Eastspring, recognises the profit it earns as part of its results. To avoid any double counting, an adjustment is included within 'net investment return and other items' unallocated to a segment to remove the benefit already recognised when valuing the insurance contract.
(v)Restructuring costs largely comprise the costs of Group-wide projects including reorganisation programmes and initial costs of establishing new business initiatives and operations. The costs include those incurred in insurance and asset management operations of $(49) million (2024: $(59) million; 2023: $(81)
million).
(vi)The gain (loss) attaching to corporate transactions in 2025 and 2024 mainly relates to the disposal or partial disposal of businesses. In 2025, it largely represents the gain arising from a reduction in the Group’s interest in ICICI Prudential Asset Management Company Limited (from 49 per cent to 34.59 per cent) as discussed further in note D6.3. The $22 million loss in 2023 largely reflected costs incurred on the termination of corporate services.

B1.2 Determining operating segments and performance measure of operating segments
Operating segments
The Group's operating and reported segments for financial reporting purposes are defined and presented in accordance with IFRS
8 ‘Operating Segments’. Under the Group’s management and reporting structure, its chief operating decision maker is the Group
Executive Committee (GEC), chaired by the Chief Executive Officer. There have been no changes to the Group’s operating segments from those reported in the Group’s consolidated financial statements for the year ended 31 December 2024. Operations and transactions that do not form part of any business unit are reported as ‘Unallocated to a segment’ and generally comprise head office functions.
Performance measure
The performance measure of operating segments utilised by the Group is IFRS operating profit based on longer-term investment returns (adjusted operating profit) as described below. This measurement basis distinguishes adjusted operating profit from other constituents of total profit or loss for the year, including short-term interest rate and other market fluctuations and gain or loss on corporate transactions. Note B1.1 shows the reconciliation from adjusted operating profit to total profit for the year.
Determination of adjusted operating profit
(a)Approach adopted for insurance businesses
The measurement of adjusted operating profit reflects that, for the insurance business, assets and liabilities are held for the longer term. The Group believes trends in underlying performance are better understood if the effects of short-term fluctuations in market conditions, such as changes in interest rates or equity markets, are excluded.
The method of allocating profit between operating and non-operating components involves applying longer-term rates of return to the Group’s assets held by insurance entities (including joint ventures and associates). These longer-term rates of return are not applied when assets and liabilities move broadly in tandem and hence the effect on profit from short-term market movements is more muted. In summary, the Group applies the following approach when attributing the ‘net investment result’ between operating and non-operating profit:
–Returns on investments that meet the definition of an ‘underlying item’, namely those investments that determine some of the amounts payable to a policyholder such as assets within unit-linked funds or with-profits funds, are recorded in adjusted operating profit on an actual return basis. The exception is for investments backing the shareholders’ 10 per cent share of the estate within the Hong Kong with-profits fund. Changes in the value of these investments, including those driven by market movements, pass through the income statement with no liability offset. Consequently, adjusted operating profit recognises investment return on a longer-term basis for these assets.
–For insurance contracts measured under the general measurement model (GMM), the impact of market movements on both the non-underlying insurance contract balances and the investments they relate to are considered together. Adjusted operating profit allows for the long-term credit spread (net of the expected defaults) or long-term equity risk premium on the debt and equity-type instruments, respectively. Deducted from this amount is the unwind of the illiquidity premium included in the current discount rate for the liabilities and any non-attributable investment management expenses.
–Some GMM best estimate liabilities (BEL) components are calculated by reference to the investment return of assets, even if the
BEL component itself is not considered an underlying item, for example, the BEL component related to future fee income or a guarantee. In these cases for the purposes of determining operating profit, the BEL component is calculated assuming a longer-
term investment return and any difference between the actual return arising in the period and the longer-term investment return is taken to non-operating profit. There is no impact on the balance sheet of this allocation.
–A longer-term rate of return is applied to all other investments held by the Group’s insurance business for the purposes of calculating adjusted operating profit. More details on how longer-term rates are determined are set out below.
The difference between the net investment result recorded in the income statement and the longer-term returns determined using the above principles is recorded as ‘short-term interest rate and other market fluctuations’ as a component of non-operating profit.
The ‘insurance service result’ is largely recognised in adjusted operating profit in full with the main exception being the gains or losses that arise from market and other related movements on onerous contracts measured under the variable fee approach
(VFA). If these gains and losses are capable of being offset across more than one annual cohort of the same product or fund as applicable, then the adjusted operating profit is determined by amortising the net of the future profits and losses on all contracts where profits or losses can be shared. Any difference between this and the amount included in the income statement for onerous contracts is classified as part of ‘short-term interest rate and other market fluctuations’, a component of non-operating profit.
(b)Determination of longer-term returns
The longer-term rates of return are estimates of the long-term trend investment returns having regard to past performance, current trends and future expectations. These rates are broadly stable from year to year but may be different between regions, reflecting, for example, differing expectations of inflation in each business unit. The assumptions are for the returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.
For collective investment schemes that include different types of assets (eg equities and debt securities), weighted assumptions are used reflecting the asset mix underlying the relevant fund mandates.
Debt securities and loans
For debt securities and loans, the longer-term rates of return are estimates of the long-term government bond yield, plus the estimated long-term credit spread over the government bond yield, less an allowance for expected credit losses. The credit spread and credit loss assumptions reflect the mix of assets by credit rating. Longer-term rates of return range from 2.8 per cent to 8.7 per cent for 2025 (2024: 2.8 per cent to 8.8 per cent; 2023: 2.8 per cent to 8.4 per cent).
Equity-type securities
For equity-type securities, the longer-term rates of return are estimates of the long-term trend of investment returns for income and capital. Longer-term rates of return range from 8.6 per cent to 15.7 per cent for all years.
Derivative value movements
In the case where derivatives change the nature of other invested assets (eg by lengthening the duration of assets, hedging overseas bonds to the currency of the local liabilities, or by providing synthetic exposure to equities), the longer-term return on those invested assets reflects the impacts of the derivatives.

(c)Non-insurance businesses
For these businesses, the determination of adjusted operating profit reflects the underlying economic substance of the arrangements and excludes market-related items only where it is expected these will unwind over time.
B1.3 Revenue
The Group recognises insurance revenue as it satisfies its performance obligations, ie as it provides services under groups of insurance contracts. The insurance revenue relating to services provided for each period represents the total of the changes in the liability for remaining coverage that relate to services for which the Group expects to receive consideration and comprises the following items:
–A release of the CSM, measured based on coverage units;
–Changes in the risk adjustment for non-financial risk relating to current services;
–Claims and other insurance service expenses for the period expected at the beginning of the year; and
–Other amounts include the revenue recognised to cover the tax charge attributable to policyholders and other items, for example experience adjustments for premium receipts for current or past services.
In addition, the Group allocates a portion of premiums that relate to recovering insurance acquisition cash flows to each period using the same amortisation factor used to amortise CSM. The Group recognises the allocated amount, adjusted for interest accretion, as insurance revenue and an equal amount as insurance service expenses.
Non-distinct investment components are excluded from insurance revenue and insurance service expenses.
Policy fees charged on investment contracts without DPF for asset management, policy administration fees and Eastspring’s asset management fee income are recognised when related services are provided.
(a)Analysis of total revenue by segment

	2025 $m
	Insurance operations note (i)
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Inter- segment elimination	Total segment	Unallocated to a segment (central operations)	Total
Insurance revenue
Amounts relating to changes in the liability for remaining coverage:
Expected claims and other directly attributable expenses	1,326	632	854	1,237	682	–	–	4,731	–	4,731
Change in risk adjustment for non-financial risk	78	33	34	68	59	–	–	272	–	272
Release of CSM for services provided	1,025	148	214	529	522	–	–	2,438	–	2,438
Other adjustments note (ii)	46	46	41	2	69	–	–	204	–	204
Recovery of insurance acquisition cash flows	1,549	277	309	557	743	–	–	3,435	–	3,435
	4,024	1,136	1,452	2,393	2,075	–	–	11,080	–	11,080
Other revenue note (iii)	29	3	1	–	20	358	–	411	–	411
Total revenue from external customers note (iv)	4,053	1,139	1,453	2,393	2,095	358	–	11,491	–	11,491
Intra-group revenue	–	–	–	–	–	224	(224)	–	–	–
Investment return
Interest income	1,340	105	239	886	822	5	–	3,397	137	3,534
Dividend and other investment income	1,253	65	198	549	145	4	–	2,214	–	2,214
Investment appreciation (depreciation)	6,342	212	199	3,453	459	5	–	10,670	(154)	10,516
	8,935	382	636	4,888	1,426	14	–	16,281	(17)	16,264
Total revenue	12,988	1,521	2,089	7,281	3,521	596	(224)	27,772	(17)	27,755

	2024 $m
	Insurance operations note (i)
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Inter- segment elimination	Total segment	Unallocated to a segment (central operations)	Total
Insurance revenue
Amounts relating to changes in the liability for remaining coverage:
Expected claims and other directly attributable expenses	1,195	670	740	1,121	715	–	–	4,441	–	4,441
Change in risk adjustment for non- financial risk	68	37	26	64	62	–	–	257	–	257
Release of CSM for services provided	908	146	206	521	505	–	–	2,286	–	2,286
Other adjustments note (ii)	88	31	50	32	16	–	–	217	–	217
Recovery of insurance acquisition cash flows	1,445	293	268	513	638	–	–	3,157	–	3,157
	3,704	1,177	1,290	2,251	1,936	–	–	10,358	–	10,358
Other revenue note (iii)	24	2	–	2	21	333	–	382	–	382
Total revenue from external customers note (iv)	3,728	1,179	1,290	2,253	1,957	333	–	10,740	–	10,740
Intra-group revenue	–	–	–	–	–	221	(221)	–	–	–
Investment return
Interest income	1,077	101	216	797	688	7	–	2,886	209	3,095
Dividend and other investment income	1,279	105	181	651	164	3	–	2,383	–	2,383
Investment appreciation (depreciation)	(3,317)	(86)	736	2,275	604	1	–	213	228	441
	(961)	120	1,133	3,723	1,456	11	–	5,482	437	5,919
Total revenue	2,767	1,299	2,423	5,976	3,413	565	(221)	16,222	437	16,659

	2023 $m
	Insurance operations note (i)
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Inter- segment elimination	Total segment	Unallocated to a segment (central operations)	Total
Insurance revenue
Amounts relating to changes in the liability for remaining coverage:
Expected claims and other directly attributable expenses	1,089	582	642	970	670	–	–	3,953	–	3,953
Change in risk adjustment for non- financial risk	73	35	24	55	41	–	–	228	–	228
Release of CSM for services provided	787	187	203	478	538	–	–	2,193	–	2,193
Other adjustments note (ii)	73	32	31	45	71	–	–	252	–	252
Recovery of insurance acquisition cash flows	1,207	306	234	435	563	–	–	2,745	–	2,745
	3,229	1,142	1,134	1,983	1,883	–	–	9,371	–	9,371
Other revenue note (iii)	22	4	4	–	39	299	–	368	1	369
Total revenue from external customers note (iv)	3,251	1,146	1,138	1,983	1,922	299	–	9,739	1	9,740
Intra-group revenue	–	–	–	–	–	184	(184)	–	–	–
Investment return
Interest income	1,033	92	239	785	627	7	–	2,783	164	2,947
Dividend and other investment income	775	93	151	528	117	3	–	1,667	7	1,674
Investment appreciation (depreciation)	2,155	50	177	1,490	1,309	4	–	5,185	(43)	5,142
	3,963	235	567	2,803	2,053	14	–	9,635	128	9,763
Total revenue	7,214	1,381	1,705	4,786	3,975	497	(184)	19,374	129	19,503
Notes
(i)The Group’s share of the results from the joint ventures and associates that are equity accounted for, including the Group’s life joint venture in Mainland
China, is presented in a single line within the Group’s profit before tax on a net of related tax basis, and therefore not shown in the analysis of revenue line items above. Revenue from external customers of the Mainland China joint venture (Prudential’s share) in 2025 is $544 million (2024: $573 million; 2023:
$560 million). Further financial information on the Mainland China joint venture is provided in note D6.3.
(ii)Other adjustments comprise experience adjustment for premium receipts relating to past and current services provided under insurance contracts and insurance revenue earned from contracts measured under the PAA as well as the revenue recognised to cover the tax charge attributable to policyholders.
(iii)Other revenue comprises revenue from external customers and consists primarily of revenue from the Group’s asset management business of $358 million
(2024: $333 million; 2023: $299 million).
(iv)Due to the nature of the business of the Group, there is no reliance on any major customers. Of the Group’s markets, other than Hong Kong, Indonesia,
Malaysia and Singapore as shown above, no individual markets have revenue from external customers that exceeds 10 per cent of the Group total for the years presented.

(b)Additional analysis of investment return
Investment return included in the income statement principally comprises interest income, dividends, investment appreciation and depreciation (realised and unrealised gains and losses) on investments mandatorily classified or designated as fair value through profit or loss (FVTPL) and realised gains and losses (including impairment losses) on items classified at amortised cost. Movements in unrealised appreciation or depreciation of securities designated as FVOCI are recognised in other comprehensive income.
Interest income is recognised as it accrues. Dividends on equity securities are recognised on the ex-dividend date and rental income is recognised on an accrual basis.

	2025 $m	2024 $m	2023 $m
Interest income calculated using the effective interest method	413	477	340
Net gains on financial instruments at FVTPL note	15,784	5,250	9,400
Dividend income from Jackson shares designated at FVOCI recognised in the income statement	–	–	7
Other investment returns (including foreign exchange gains and losses)	331	363	267
Movement in amounts attributable to external unit holders of consolidated investment funds	(264)	(171)	(251)
Investment return recognised in the income statement	16,264	5,919	9,763
Valuation movements in Jackson shares recognised in other comprehensive income	–	–	8
Total investment return recognised in the income statement and other comprehensive income	16,264	5,919	9,771
Note
Net gains on financial instruments at FVTPL comprise interest income, dividend income and investment appreciation (depreciation) on such financial instruments.
Net realised gains and losses on the Group’s investments for 2025 recognised in the income statement amounted to a net gain of $2.9 billion (2024: $(0.5) billion loss; 2023: $(6.0) billion loss).
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
All investments are carried at fair value in the statement of financial position with fair value movements, which are volatile from year to year, recorded in the income statement, except for loans and receivables, which are generally carried at amortised cost
(unless designated at FVTPL). In 2023, the Group’s retained interest in Jackson was classified as FVOCI prior to its disposal.
Subject to the effect of the exceptions, the year-on-year changes in investment returns primarily reflect the cumulative impact from the changes in interest rates on bond asset values and the performance of the equity markets. In addition, foreign exchange rates affect the USD value of the translated income. Consistent with the treatment applied for other items of income and expenditure, investment return for operations not using USD as the functional currency is translated at average exchange rates.

B1.4 Net insurance and reinsurance finance income (expense)
Insurance and reinsurance finance income and expenses comprise changes in the carrying amounts of groups of insurance and reinsurance contracts arising from the effects of the time value of money, financial risk and changes therein. These amounts exclude any such changes for groups of contracts with direct participation features that are allocated to a loss component and therefore do not adjust CSM and accordingly are included in insurance service expenses. Insurance finance income and expense include changes in the measurement of groups of contracts caused by changes in the value of underlying items (excluding additions and withdrawals). The Group does not disaggregate insurance finance income or expenses between profit or loss and other comprehensive income.
The following table provides an analysis of net insurance and reinsurance finance income (expense).

	2025 $m	2024 $m	2023 $m
Net finance (expense) income from insurance contracts notes (i)(ii)
Accretion of interest on GMM contracts	(337)	(295)	(233)
Changes in fair value of underlying assets and other adjustments relating to VFA contracts	(13,859)	(3,258)	(8,162)
Effect of changes in interest rates and other financial assumptions	(208)	(491)	(276)
Effect of measuring changes in estimates at current rates and adjusting the CSM at locked-in rates	15	5	43
Net foreign exchange gain	107	21	12
Other finance (expense) from insurance contracts note (iii)	(330)	(136)	(223)
	(14,612)	(4,154)	(8,839)
Net finance income (expense) from reinsurance contracts held notes (i)(ii)
Accretion of interest on GMM contracts	151	109	45
Effect of changes in interest rates and other financial assumptions	(254)	(467)	168
Effect of measuring changes in estimates at current rates and adjusting the CSM at locked-in rates	15	(23)	(11)
Net foreign exchange (loss) gain	(71)	19	(8)
Other finance income from reinsurance contracts note (iv)	–	24	(3)
	(159)	(338)	191
Notes
(i)The Group has made an accounting policy choice to disaggregate the finance component of the risk adjustment and present it under insurance finance income
(expenses) instead of insurance service result.
(ii)The analysis of the investment return on the assets of the Group is provided in note B1.3. The investment return included in the income statement relates to all investment assets of the Group, irrespective of whether the return is attributable to shareholders or policyholders or whether the assets are backing insurance contracts classified as VFA or GMM. The impact of changes in market movements on the assets and insurance contract liabilities will vary depending on whether the insurance contracts are classified as VFA or GMM, which is discussed further in note C6.1. For example, a significant portion of the Group’s investment portfolio comprises assets that are part of the underlying items relating to VFA contracts. Market movements in these underlying assets, as included in Investment return, are matched by a movement in insurance liabilities as included in Insurance finance income (expense). Accordingly, the principal driver for the year-on-year variations in the 'Changes in fair value of underlying assets and other adjustments relating to VFA contracts' in the table above is the investment return element, as shown directionally in the 'Net gains on financial instruments at FVTPL' in the table in note B1.3.
(iii)Other finance expense from insurance contracts includes the effect of changes in the policyholders’ interest in the excess net assets of relevant participating funds of $(320) million (2024: $(110) million; 2023: $(192) million).
(iv)Other finance income (expense) from reinsurance contracts held includes the effect of changes in non-performance risk of reinsurers of less than $1 million
(2024: $24 million; 2023: $(3) million).

B1.5 Additional segmental analysis of profit after tax

	2025 $m	2024 $m	2023 $m
	Profit after tax	Profit after tax	Profit after tax
Hong Kong	1,333	851	976
Indonesia	224	181	156
Mainland China note	(24)	159	(577)
Malaysia note	325	296	257
Singapore	966	566	512
Growth markets and other note	535	503	775
Asset management	1,633	264	254
Total segment profit	4,992	2,820	2,353
Unallocated to a segment (central operations)	(873)	(405)	(641)
Total profit after tax	4,119	2,415	1,712
Note
The Growth markets and other segment comprises all other Asia and Africa insurance businesses alongside amounts that are not included in the segment profit of an individual business unit, including tax on life joint ventures and associates that are accounted for on an equity-method basis. Accordingly, on the segmental analysis of the profit after tax above, the amount shown for Mainland China is before tax (with its tax being included in the Growth markets and other segment).
The Group's share of the Mainland China joint venture's post-tax result was $3 million (2024: $141 million; 2023: $(366) million).
B2 Insurance service expenses and other expenditure
Insurance service expenses arising from insurance contracts are recognised in profit or loss generally as they are incurred. They exclude repayments of investment components and comprise:
–incurred claims and other insurance service expenses;
–amortisation of insurance acquisition cash flows;
–losses on onerous contracts and reversals of such losses;
–adjustments to the liabilities for incurred claims that do not arise from the effects of the time value of money, financial risk and changes therein, which are recognised in insurance finance income (expense); and
–impairment losses on assets for insurance acquisition cash flows and reversals of such impairment losses.
An analysis of the expenses incurred by the Group in the year is provided in the table below.

	2025 $m	2024 $m	2023 $m
Expenses attributed to insurance acquisition cash flows note (i)	5,379	4,987	4,833
Other directly attributable expenses note (ii)	1,455	1,328	1,258
Other expenditure note (iii)	1,031	1,003	990
Total expenses	7,865	7,318	7,081
Notes
(i)Expenses attributed to insurance acquisition cash flows represent insurance acquisition expenses incurred in the year, which are implicitly deferred within the
CSM and amortised as part of the CSM amortisation. Ceding commissions received from outward reinsurance agreements are not included in the analysis above.
(ii)Other directly attributable expenses are those incurred in the year when providing insurance services to the policyholders, excluding the cost of claims and benefit payments. The expected other directly attributable expenses are explicitly included within the BEL and form part of the BEL release to the insurance revenue. The actual other directly attributable expenses incurred in the year form part of insurance service expenses.
(iii)Other expenditure includes interest expense other than interest on core structural borrowings that is presented separately on the income statement as
Finance costs. Total segment interest expense is $53 million (2024: $62 million; 2023: $58 million), of which $22 million (2024: $23 million; 2023:
$31 million arises in the Hong Kong segment and $23 million (2024: $35 million; 2023: $23 million) arises in central operations with the remainder spread broadly across the other markets. Included within interest expense is $11 million (2024: $10 million; 2023: $7 million) of interest on lease liabilities. Core structural borrowings and operational borrowings (other than lease liabilities) represent financial liabilities that are not classified at FVTPL.
Total depreciation and amortisation expenses relate primarily to amortisation of distribution rights intangibles as shown in note
C4.2 and depreciation of property, plant and equipment as shown in note C10. The segmental analysis of total depreciation and amortisation is shown below.

	2025 $m	2024 $m	2023 $m
Hong Kong	157	51	42
Indonesia	17	12	11
Malaysia	51	22	21
Singapore	93	36	36
Growth markets and other	223	372	369
Eastspring	12	13	12
Total segment	553	506	491
Unallocated to a segment (central operations)	18	17	33
Total depreciation and amortisation	571	523	524

B2.1 Staff and employment costs
Total staff and employment costs are analysed by category below:

	2025 $m	2024 $m	2023 $m
Wages and salaries	1,228	1,119	1,079
Social security costs	38	37	37
Defined contribution pension schemes	57	54	46
Total Group	1,323	1,210	1,162
The average number of staff employed by the Group during the years is shown below:

	2025	2024	2023
Asia and Africa operations note	14,770	14,851	14,479
Head office function	568	561	551
Total Group	15,338	15,412	15,030
Note
The Asia and Africa operations staff numbers above exclude 634 (2024: 702; 2023: 621) commission-based sales staff who have an employment contract with the
Group.

B2.2 Share-based payment
The Company offers discretionary share awards to certain key employees and all-employee share plans across the Group. The compensation expense charged to the income statement is primarily based upon the fair value of the awards granted, the vesting period and the vesting conditions. The Company has established trusts to facilitate the delivery of Prudential plc shares under some of these plans. The cost to the Company of acquiring these shares held in trusts is shown as a deduction from shareholders’
equity.
(a)Description of the plans
The Group operates a number of share award plans that provide Prudential plc shares to participants upon vesting. The plans in operation include the Prudential Long Term Incentive Plan, the Prudential Annual Incentive Plan, savings-related share option schemes, share purchase plans and deferred bonus plans. Where Executive Directors participate in these plans, details about those schemes are provided in the Compensation and employees section. The following information is provided about plans in which the
Executive Directors do not participate:

Share scheme	Description
Prudential Global Long Term Incentive Plan (PG LTIP)
The PG LTIP provides eligible employees with conditional awards. Awards are discretionary and vest after one, two or three years subject to the employee being in employment.
Vesting of awards may also be subject to performance conditions. All awards are made in
Prudential shares. In countries where share awards are not feasible for reasons including securities and/or tax considerations, awards will be replaced by the cash value of the shares that would otherwise have vested.

Prudential Agency Long-Term Incentive Plan (LTIP)
Certain agents are eligible to be granted awards in Prudential shares under the Prudential
Agency LTIP. These awards are structured in a similar way to the PG LTIP described above, with most awards granted with a three-year vesting period.

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

Savings-related share option schemes
Eligible agents in certain business units are able to participate in the International Savings-
Related Share Option Scheme for Non-Employees (ISSOSNE). The plan is similar to the
HMRC-approved Save As You Earn (Sharesave) share option scheme in the UK which is open to eligible employees.

Share purchase plans
Eligible employees in the UK are invited to participate in the Company’s HMRC-approved UK
Share Incentive Plan (SIP). The plan allows the purchase of Prudential plc shares each month. Staff based in Asia and Africa are eligible to participate in the Prudential All
Employee Share Purchase Plan (PRUshareplus) which is run in a similar way.

(b)Outstanding options and awards
The following table shows the movement in outstanding options and awards under the Group’s share-based compensation plans:

	Options outstanding under Sharesave and ISSOSNE schemes						Awards outstanding under incentive plans
	2025		2024		2023		2025	2024	2023
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of awards
	millions	£	millions	£	millions	£	millions
Balance at beginning of year	1.7	7.84	1.7	9.50	1.9	10.43	17.5	14.3	21.0
Granted	0.3	7.86	0.6	5.25	0.4	7.76	9.0	10.9	6.3
Exercised	(0.2)	8.20	(0.1)	7.37	(0.3)	11.55	(7.0)	(6.6)	(10.1)
Forfeited	–	7.10	–	7.60	–	7.77	(0.3)	(0.5)	(1.7)
Cancelled	(0.3)	10.90	(0.5)	10.16	(0.3)	11.97	–	–	(0.1)
Lapsed/expired	–	9.20	–	9.42	–	10.36	(0.5)	(0.6)	(1.1)
Balance at end of year	1.5	7.30	1.7	7.84	1.7	9.50	18.7	17.5	14.3
Options immediately exercisable at end of year	0.1	8.54	0.2	11.57	0.2	10.82
Certain options granted in 2025 and 2024 were awarded with options prices expressed in Hong Kong dollars. These amounts have been converted to pound sterling exercise prices, shown in the tables above and below, using the daily spot rate on the grant date.
The weighted average share price of Prudential plc for 2025 was £8.68 (2024: £7.14; 2023: £10.46).

The following table provides a summary of the range of exercise prices for Prudential plc options outstanding at 31 December:

	Outstanding									Exercisable
	Number outstanding millions			Weighted average remaining contractual life years			Weighted average exercise prices £			Number exercisable millions			Weighted average exercise prices £
	2025	2024	2023	2025	2024	2023	2025	2024	2023	2025	2024	2023	2025	2024	2023
Between £5 and £6	0.5	0.5	–	3.3	4.3	–	5.24	5.24	–	–	–	–	–	–	–
Between £7 and £8	0.8	0.7	0.7	2.8	2.7	3.7	7.69	7.55	7.55	0.1	–	–	7.37	–	–
Between £9 and £10	0.1	0.1	0.3	0.4	1.4	1.4	9.64	9.64	9.64	0.1	–	0.1	9.64	–	9.64
Between £11 and £12	0.1	0.4	0.6	1.4	1.3	2.0	11.89	11.70	11.59	–	0.2	–	–	11.57	–
Between £12 and £13	–	–	–	1.5	0.6	–	12.02	12.02	–	–	–	–	–	–	–
Between £13 and £14	–	–	0.1	–	–	0.4	–	–	13.94	–	–	0.1	–	–	13.94
Total	1.5	1.7	1.7	2.8	2.8	2.6	7.30	7.84	9.50	0.2	0.2	0.2	8.54	11.57	10.82
The years shown above for weighted average remaining contractual life include the time period from end of vesting period to expiration of contract.
(c)Fair value of options and awards
The fair value amounts estimated on the date of grant relating to all options and awards were determined by using the following assumptions:

	2025			2024			2023
	Sharesave and ISSOSNE options	Prudential LTIP (TSR)	Other awards	Sharesave and ISSOSNE options	Prudential LTIP (TSR)	Other awards	Sharesave and ISSOSNE options	Prudential LTIP (TSR)	Other awards
Dividend yield (%)	2.20	–	–	2.08	–	–	1.38	–	–
Expected volatility (%)	22.97	29.45	–	28.17	28.45	–	30.02	31.50	–
Risk-free interest rate (%)	3.31	3.82	–	3.57	4.39	–	4.55	4.34	–
Expected option life (years)	3.73	–	–	4.03	–	–	3.95	–	–
Weighted average exercise price (£)	£7.86	–	–	£5.24	–	–	£7.75	–	–
Weighted average share price at grant date (£/HKD)	£10.39	HKD 82.75	–	£7.16	HKD 75.10	–	£8.89	HKD 112.76	–
Weighted average fair value at grant date (£/HKD)	£3.11	HKD 55.33	HKD 80.82	£2.50	HKD 29.29	HKD 72.58	£2.85	HKD 49.60	HKD 111.97
The compensation costs for all awards and options are recognised in net income over the plans’ respective vesting periods. The
Group uses the Black-Scholes model to value all options, and financial equivalence to value all awards other than those that have
Total Shareholder Return (TSR) performance conditions attached (some Prudential LTIP and RSP awards) for which the Group uses a Monte Carlo model in order to allow for the impact of these conditions. These models are used to calculate fair values for share options and awards at the grant date based on the quoted market price of the stock at the measurement date, the amount, if any, that the employees are required to pay, the dividend yield, expected volatility, risk-free interest rates and exercise prices.
For all options and awards, the expected volatility is based on the market-implied volatilities as quoted on Bloomberg. The
Prudential specific at-the-money implied volatilities are adjusted to allow for the different terms and discounted exercise price on
Sharesave options by using information on the volatility surface of the FTSE 100.
Risk-free interest rates are taken from swap spot rates with projection terms matching the corresponding vesting periods. For awards with a TSR condition, volatilities and correlations between Prudential and a basket of 12 competitor companies is required.
For grants in 2025 the average volatility for the basket of competitors was 27 per cent (2024: 27 per cent; 2023: 26 per cent).
Correlations for the basket are calculated for each pairing from the log of daily TSR returns for the three years prior to the valuation date. Market-implied volatilities are used for both Prudential and the basket of competitors. Changes to the subjective input assumptions could materially affect the fair value estimate.
Other awards, without market performance conditions or exercise price, are valued based on grant date share price.
(d)Share-based payment expense charged to the income statement
The total expense recognised in 2025 in the consolidated financial statements relating to share-based compensation is $95 million
(2024: $85 million; 2023: $81 million), of which $87 million (2024: $76 million; 2023: $71 million) is accounted for as equity-
settled.
The Group had $39 million of liabilities at 31 December 2025 (31 December 2024: $31 million) relating to share-based payment awards accounted for as cash-settled.

B2.3 Key management remuneration
Key management constitutes the Directors of Prudential plc and other non-Director members of the GEC, as they have authority and responsibility for planning, directing and controlling the activities of the Group.
Total key management remuneration is analysed in the following table:

	2025 $m	2024 $m	2023 $m
Total Salaries and short term benefits	25.8	24.6	24.0
Share based payments and other long term awards	14.9	12.5	17.1
Payments made on appointment	3.1	0.8	8.1
Post-employment benefits	1.5	1.3	1.0
Total key management remuneration	45.3	39.2	50.2
The amount presented for 2025 share based payments and other long-term awards includes the performance related pay that is deferred into shares or cash as included in the remuneration report plus the IFRS 2 charge for other share award schemes, which have performance conditions in addition to continued service. Payments on appointment includes both cash and share awards. In total across all categories total share based payments are $15.6 million (2024: $13.3 million; 2023: $22.2 million). 2024 and
2023 are presented on a consistent basis.
Additional details on the Directors’ emoluments, retirement benefits and other payments are given in the Compensation and
Employees section.
B2.4 Fees payable to the auditor

	2025 $m	2024 $m	2023 $m
Audit of the Company’s annual accounts	5.3	5.3	5.8
Audit of subsidiaries pursuant to legislation	6.0	6.0	8.1
Audit fees payable to the auditor	11.3	11.3	13.9
Audit-related assurance services note (i)	4.2	5.2	4.0
Other assurance services	0.8	1.2	0.9
Non-audit fees payable to the auditor	5.0	6.4	4.9
Total fees payable to the auditor	16.3	17.7	18.8
Notes
(i)Of the audit-related assurance service fees of $4.2 million (2024: $5.2 million; 2023: $4.0 million), $1.2 million (2024: $1.2 million; 2023: $1.1 million)
relates to services that are required by law and regulation as defined by the FRC.
(ii)EY became the Group’s statutory auditor in 2023 replacing KPMG. The fees shown above are wholly in respect of fees payable to EY.
In addition to the above, in the period from September 2021 until their appointment as the Group's statutory auditor in May 2023,
EY were paid $12.4 million to provide audit assurance over the implementation of IFRS 17.

B3 Tax charge
Prudential is subject to tax in numerous jurisdictions and the calculation of the total tax charge inherently involves a degree of estimation and judgement. Current tax expense is charged or credited based upon amounts estimated to be payable or recoverable as a result of taxable amounts for the current year and adjustments made in relation to prior years. The positions taken in tax returns, where applicable tax regulation is subject to interpretation, are recognised in full in the determination of the tax charge in the consolidated financial statements, if the Group considers that it is probable that the taxation authority will accept those positions. Otherwise, provisions are established based on the likely amount of the liability, or recovery, by providing for the single best estimate of the most likely outcome or the weighted average expected value where there are multiple outcomes.
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
B3.1 Total tax charge by segment
The total tax charge in the income statement is as follows:

	2025 $m	2024 $m	2023 $m
Hong Kong	(148)	(229)	(129)
Indonesia	(45)	(37)	(43)
Malaysia	(123)	(155)	(98)
Singapore	(249)	(176)	(174)
Growth markets and other	(110)	(158)	(103)
Eastspring note (i)	(256)	(29)	(26)
Total segment note (ii)	(931)	(784)	(573)
Unallocated to a segment (central operations)	(71)	(40)	13
Total tax charge note (iii)	(1,002)	(824)	(560)
Notes
(i)The Eastspring tax charge in 2025 includes tax in relation to the gain attaching to corporate transactions, as discussed further in note D6.3.
(ii)Profit before tax includes Prudential’s share of profit after tax from the joint ventures and associates that are equity accounted for. Therefore, the actual tax charge in the income statement does not include tax arising from the results of joint ventures and associates, including the Group’s life joint venture in
Mainland China.
(iii)The total tax charge is analysed between current tax and deferred tax by component as follows:

	2025 $m	2024 $m	2023 $m
Current tax arising from:
Corporation tax	(838)	(520)	(457)
Adjustments in respect of prior years note	122	(1)	1
Pillar Two income taxes (see below)	(23)	–	–
Total current tax charge	(739)	(521)	(456)
Deferred tax arising from:
Origination and reversal of temporary differences	(248)	(319)	(135)
Adjustment in respect of a tax loss, tax credit or temporary difference from a prior year	(15)	16	31
Total deferred tax charge	(263)	(303)	(104)
Total tax charge	(1,002)	(824)	(560)
Note
The current tax charge – adjustments in respect of prior years comprises $109 million attributable to policyholders’ returns and $13 million attributable to shareholders’ returns.
On 6 June 2025, Hong Kong enacted the OECD Pillar Two global minimum tax and domestic minimum tax rules with retrospective effect from 1 January 2025 onwards. This brings the whole Group into scope of Hong Kong’s Pillar Two rules. The 2025 current tax charge includes $(23) million (2024: nil; 2023: nil) in respect of Pillar Two income taxes. The amount of tax due in any period is sensitive to market movements in that period. In periods where the actual investment return is in line with, or below, expected long-term returns, the Group does not expect the Pillar Two tax rules to have a material impact on the IFRS tax charge. In periods where the actual investment return exceeds the expected long-term returns, the impact from the Pillar Two tax rules will depend on how the relevant jurisdiction taxes the actual investment return under local corporate income tax rules.

B3.2 Reconciliation of effective tax rate
In the reconciliation below, the expected tax rate reflects the corporation tax rates that are expected to apply to the taxable profit or loss for the year. It reflects the corporation tax rates of each jurisdiction weighted by reference to the amount of profit or loss contributing to the aggregate result. The reconciliation of the expected to actual tax (charge) credit and the percentage impact of reconciliation items on shareholder effective tax rate (ETR) are provided below.

	2025		2024		2023
	$m	ETR %	$m	ETR %	$m	ETR %
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)	5,121		3,239		2,272
Tax charge attributable to policyholders’ returns note (i)	(180)		(286)		(175)
Profit before tax attributable to shareholders' returns	4,941		2,953		2,097
Tax charge at the expected rate	(923)	19%	(585)	20%	(399)	19%
Effects of recurring tax reconciliation items:
Income not taxable or taxable at concessionary rates note (ii)	119	(2)%	96	(3)%	80	(4)%
Deductions and losses not allowable for tax purposes note (iii)	(189)	4%	(164)	5%	(136)	6%
Items related to taxation of life insurance businesses note (iv)	158	(3)%	94	(3)%	137	(7)%
Deferred tax adjustments including unrecognised tax losses	(40)	1%	4	0%	13	(1)%
Effect of results of joint ventures and associates note (v)	75	(2)%	100	(3)%	(38)	2%
Irrecoverable withholding taxes note (vi)	(43)	1%	(61)	2%	(63)	3%
Pillar Two income taxes	(23)	0%	–	0%	–	0%
Other	(5)	0%	1	0%	(2)	1%
Total credit (charge) on recurring items	52	(1)%	70	(2)%	(9)	0%
Effects of non-recurring tax reconciliation items:
Adjustments to tax charge in relation to prior years	3	0%	7	0%	42	(2)%
Movements in provisions for open tax matters note (vii)	20	0%	(8)	0%	(15)	1%
Adjustments in relation to business disposals and corporate transactions	26	(1)%	(22)	0%	(4)	0%
Total credit (charge) on non-recurring items	49	(1)%	(23)	0%	23	(1)%
Tax charge attributable to shareholders' returns	(822)		(538)		(385)
Tax charge attributable to policyholders’ returns note (i)	(180)		(286)		(175)
Tax charge attributable to shareholders' and policyholders' returns	(1,002)		(824)		(560)
Profit before tax attributable to shareholders’ returns analysed into:
Adjusted operating profit	3,306		3,129		2,893
Non-operating result note (viii)	1,635		(176)		(796)
Profit before tax attributable to shareholders' returns	4,941		2,953		2,097
Tax charge attributable to shareholders' returns analysed into:
Tax charge on adjusted operating profit	(534)		(547)		(444)
Tax (charge) credit on non-operating result note (viii)	(288)		9		59
Tax charge attributable to shareholders' returns	(822)		(538)		(385)
Actual tax rate on:
Adjusted operating profit:
Including non-recurring tax reconciling items note (ix)	16%		17%		15%
Excluding non-recurring tax reconciling items	17%		17%		16%
Profit before tax attributable to shareholders' returns note (ix)	17%		18%		18%
Notes
(i)The tax charge attributable to policyholders of $(180) million (2024: $(286) million; 2023: $(175) million) is equal to the profit before tax attributable to policyholders as a result of accounting for policyholder income after the deduction of expenses on a post-tax basis.
(ii)Income not taxable or taxable at concessionary rates primarily relates to non-taxable investment income and gains in growth markets and other as well as in other (central) operations.
(iii)Deductions and losses not allowable for tax purposes primarily relates to non-deductible head office costs in other (central) operations.
(iv)Items related to taxation of life insurance businesses primarily relates to Hong Kong where the taxable profit is computed as 5 per cent of net insurance premiums.
(v)Profit before tax includes Prudential’s share of profit after tax from the joint ventures and associates. Therefore, the actual tax charge does not include tax arising from profit or loss of joint ventures and associates and is reflected as a reconciling item.
(vi)The Group incurs withholding tax on remittances received from certain jurisdictions and on certain investment income. Where these withholding taxes cannot be offset against corporate income tax or otherwise recovered, they represent a cost to the Group. Irrecoverable withholding tax on remittances is included in other (central) operations and is not allocated to any segment. Irrecoverable withholding tax on investment income is included in the relevant segment where the investment income is reflected.

(vii)The statement of financial position contains the following provisions in relation to open tax matters.

2025 $m
Balance at 1 Jan	(95)
Movements in the current year included in tax charge attributable to shareholders	20
Provisions utilised in the year	5
Other movements (including interest arising on open tax matters and amounts included in the Group’s share of profits from joint ventures and associates, net of related tax)	(7)
Balance at 31 Dec	(77)
(viii)‘Non-operating result’ is used to refer to items excluded from adjusted operating profit and includes short-term investment fluctuations in investment returns and corporate transactions. The tax credit on non-operating result is calculated using the tax rates applicable to investment profit or loss recorded in the non-
operating result for each entity, and then adjusting for any discrete items included in the total tax charge that relate specifically to the amounts (other than investment related profit or loss) included in the non-operating result. The difference between this tax on non-operating result and the tax charge calculated on profit before tax is the tax charge on adjusted operating profit.
(ix)The actual shareholder tax rates of the relevant business operations are shown below:

	2025%
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Other (central) operations	Total attributable to shareholders
Tax rate on adjusted operating profit	8%	21%	22%	15%	20%	7%	(8)%	16%
Tax rate on profit before tax	6%	17%	22%	15%	16%	14%	(9)%	17%

	2024%
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Other (central) operations	Total attributable to shareholders
Tax rate on adjusted operating profit	9%	19%	22%	14%	23%	10%	(7)%	17%
Tax rate on profit before tax	10%	18%	22%	14%	23%	10%	(11)%	18%

	2023%
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Other central operations	Total attributable to shareholders
Tax rate on adjusted operating profit	7%	22%	22%	16%	20%	9%	2%	15%
Tax rate on profit before tax	7%	22%	20%	16%	11%	9%	2%	18%
B4 Earnings per share
Basic earnings per share are calculated based on earnings attributable to ordinary shareholders, after related tax and non-
controlling interests, divided by the weighted average number of ordinary shares outstanding during the year, excluding those held in employee share trusts, which are treated as cancelled. For diluted earnings per share, the weighted average number of shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. No adjustment is made if the impact is anti-dilutive overall.

	2025
	Before tax	Tax	Non- controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share
	$m	$m	$m	$m	cents	cents
Based on profit for the year	4,941	(822)	(141)	3,978	154.2¢	153.5¢
Short-term interest rate and other market fluctuations	(120)	48	(14)	(86)	(3.3)¢	(3.3)¢
Gain attaching to corporate transactions	(1,515)	240	–	(1,275)	(49.5)¢	(49.2)¢
Based on adjusted operating profit	3,306	(534)	(155)	2,617	(101.4)¢	(101.0)¢

	2024
	Before tax	Tax	Non- controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share
	$m	$m	$m	$m	cents	cents
Based on profit for the year	2,953	(538)	(130)	2,285	84.1¢	84.0¢
Short-term interest rate and other market fluctuations	105	(9)	10	106	3.9¢	3.9¢
Loss attaching to corporate transactions	71	–	(26)	45	1.7¢	1.7¢
Based on adjusted operating profit	3,129	(547)	(146)	2,436	89.7¢	89.6¢

	2023
	Before tax	Tax	Non- controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share
	$m	$m	$m	$m	cents	cents
Based on profit for the year	2,097	(385)	(11)	1,701	62.1¢	61.9¢
Short-term interest rate and other market fluctuations	774	(59)	–	715	26.1¢	26.0¢
Loss attaching to corporate transactions	22	–	–	22	0.8¢	0.8¢
Based on adjusted operating profit	2,893	(444)	(11)	2,438	89.0¢	88.7¢
For 2025, the weighted average number of shares for calculating basic earnings per share, which excludes those held in employee share trusts, is 2,580 million (2024: 2,715 million; 2023: 2,741 million) shares. After including a dilutive effect of the Group's share options and awards of 12 million (2024: 5 million; 2023: 6 million ) shares, the weighted average number of shares for calculating diluted earnings per share is 2,592 million (2024: 2,720 million; 2023: 2,747 million) shares.
B5 Dividends
First and second interim dividends are recorded in the period in which they are paid. Cash and scrip dividends are initially recorded in the statement of changes in equity as a deduction from retained earnings, at the value of the cash paid, or the cash equivalent to the scrip dividend. For scrip dividends settled by a new issue of shares the deduction from retained earnings is subsequently reversed and an amount equal to the nominal value of shares issued is transferred to share capital from share premium or the capital redemption reserve.

	2025		2024		2023
	Cents per share	$m	Cents per share	$m	Cents per share	$m
Dividends relating to reporting year:*
First interim dividend	7.71¢	197	6.84¢	185	6.26¢	172
Second interim dividend	18.89¢	481	16.29¢	433	14.21¢	392
Total relating to reporting year	26.60¢	678	23.13¢	618	20.47¢	564
Dividends paid in reporting year:
Current year first interim dividend	7.71¢	197	6.84¢	185	6.26¢	172
Second interim dividend for prior year	16.29¢	426	14.21¢	390	13.04¢	361
Total paid in reporting year	24.00¢	623	21.05¢	575	19.30¢	533
*Calculated using the outstanding number of ordinary shares as at 31 December 2025.
Dividend per share
The 2025 first interim dividend of 7.71 cents per ordinary share was paid to eligible shareholders on 16 October 2025.
On 13 May 2026, Prudential will pay a second interim dividend of 18.89 cents per ordinary share for the year ended 31 December
2025. The second interim dividend will be paid to shareholders recorded on the UK register at 5.00pm (Greenwich Mean Time) and to shareholders recorded on the HK branch register at 4.30pm (Hong Kong Time) on 27 March 2026 (Record Date), and also to the holders of US American Depositary Receipts (ADRs) as at 27 March 2026. The second interim dividend will be paid on or about
20 May 2026 to shareholders with shares standing to the credit of their securities accounts with the Central Depository (Pte)
Limited (CDP) at 5.00pm (Singapore Time) on the Record Date.
Shareholders holding shares on the UK or HK share registers will continue to receive their dividend payments in either GBP or
HKD, respectively, unless they elect to receive dividend payments in USD or in the form of new fully paid ordinary shares (scrip dividend alternative). A scrip dividend alternative will again be offered which will involve the issuance of relevant new ordinary shares on the Hong Kong line only. The scrip dividend alternative is offered in addition to the Dividend Reinvestment Plan (DRIP), which continues to be available to shareholders on the UK register.
Elections regarding currency, scrip dividend or DRIP must be received by the relevant UK or HK share registrar on or before
21 April 2026. The corresponding amounts per share in GBP and HKD are expected to be announced on or about 28 April 2026.
The USD to GBP and HKD conversion rates will be determined by the actual rates achieved by Prudential buying those currencies prior to the subsequent announcement.
Shareholders holding an interest in Prudential shares through the CDP in Singapore will continue to receive their dividend payments in SGD based on the prevailing market exchange rate, unless they elect to participate in the scrip dividend alternative for which elections must be made through the CDP by 14 April 2026.
Holders of ADRs will continue to receive their dividend payments in USD.

C Financial position
C1 Group assets and liabilities
C1.1 Group investments by business type
The analysis below is structured to show the investments of the Group's subsidiaries by reference to the differing degrees of policyholder and shareholder economic interest of the different types of business.
Debt securities are analysed below according to the issuing government for sovereign debt and to credit ratings for the rest of the securities. The Group uses the middle of the Standard & Poor’s, Moody’s and Fitch ratings, where available. Where ratings are not available from these rating agencies, local external rating agencies’ ratings and, lastly, internal ratings have been used. Securities with none of the ratings listed above are classified as unrated and included under the ‘below BBB- and unrated’ category. The total securities (excluding sovereign debt) that were unrated at 31 December 2025 were $973 million (31 December 2024:
$900 million). Additionally, government debt is shown separately from the rating breakdowns in order to provide a more focused view of the credit portfolio.
In the table below, AAA is the highest possible rating. Investment grade financial assets are classified within the range of AAA to
BBB- ratings. Financial assets that fall outside this range are classified as below BBB-.
The following table classifies assets into those that primarily back the Group’s participating funds that are measured under the variable fee approach, those backing unit-linked funds, other investments held within the insurance entities, Eastspring’s investments and those that are unallocated to a segment (principally centrally held investments).
In terms of the investments held by the insurance businesses, those within funds with policyholder participation and those within unit-linked funds represent underlying items. The gains or losses on these investments will be offset by movements in policyholder liabilities and therefore adjusted operating profit reflects the actual investment return on these assets. The exception is for investments backing the shareholders’ 10 per cent share of the estate within the Hong Kong with-profits fund. Changes in the value of these investments, including those driven by market movements, pass through the income statement with no liability offset. Consequently, adjusted operating profit recognises investment return on a longer-term basis for these assets.
In terms of other assets held within the insurance entities, these largely comprise assets backing IFRS shareholders’ equity or are non-underlying items backing GMM liabilities and therefore the returns on these other investments are recognised in adjusted operating profit at a longer-term rate.

	31 Dec 2025 $m
	Asia and Africa					Unallocated to a segment	Group total
	Insurance
	Funds with policyholder participation	Unit-linked funds	Other	Eastspring	Total
	note (i)
Debt securities
Sovereign debt
Indonesia	536	475	826	–	1,837	–	1,837
Singapore	2,339	774	1,210	–	4,323	–	4,323
Thailand	–	3	3,725	–	3,728	–	3,728
United States	16,538	55	281	–	16,874	–	16,874
Vietnam	2,625	16	137	–	2,778	–	2,778
Other (predominantly Asia)	4,737	663	2,060	–	7,460	–	7,460
Subtotal	26,775	1,986	8,239	–	37,000	–	37,000
Other government bonds
AAA	1,508	137	112	–	1,757	–	1,757
AA+ to AA-	133	31	27	–	191	–	191
A+ to A-	830	77	367	–	1,274	–	1,274
BBB+ to BBB-	230	40	74	–	344	–	344
Below BBB- and unrated	317	44	40	–	401	–	401
Subtotal	3,018	329	620	–	3,967	–	3,967
Corporate bonds
AAA	1,538	142	376	–	2,056	–	2,056
AA+ to AA-	6,263	643	947	–	7,853	–	7,853
A+ to A-	20,892	631	1,718	–	23,241	1	23,242
BBB+ to BBB-	13,149	822	1,565	–	15,536	1	15,537
Below BBB- and unrated	1,375	232	247	–	1,854	–	1,854
Subtotal	43,217	2,470	4,853	–	50,540	2	50,542
Asset-backed securities
AAA	190	3	85	–	278	–	278
AA+ to AA-	10	–	3	–	13	–	13
A+ to A-	119	–	16	–	135	–	135
BBB+ to BBB-	22	–	2	–	24	–	24
Below BBB- and unrated	21	1	70	–	92	–	92
Subtotal	362	4	176	–	542	–	542
Total debt securities notes (ii)(iii)	73,372	4,789	13,888	–	92,049	2	92,051
Loans
Mortgage loans	46	–	161	–	207	–	207
Other loans	344	–	–	–	344	–	344
Total loans	390	–	161	–	551	–	551
Equity securities and holdings in collective investment schemes
Direct equities note (ii)	22,874	14,734	285	91	37,984	25	38,009
Collective investment schemes	39,196	11,053	1,286	14	51,549	–	51,549
Total equity securities and holdings in collective investment schemes	62,070	25,787	1,571	105	89,533	25	89,558
Derivative assets	326	20	267	–	613	8	621
Deposits	2,464	201	2,394	79	5,138	1,108	6,246
Total financial investments	138,622	30,797	18,281	184	187,884	1,143	189,027
Investment properties	–	–	3	–	3	–	3
Cash and cash equivalents	1,707	554	1,403	191	3,855	3,851	7,706
Total investments	140,329	31,351	19,687	375	191,742	4,994	196,736

	31 Dec 2024 $m
	Asia and Africa					Unallocated to a segment
	Insurance
	Funds with policyholder participation	Unit-linked funds	Other	Eastspring	Total		Group total
	note (i)
Debt securities
Sovereign debt
Indonesia	453	573	642	–	1,668	–	1,668
Singapore	2,265	738	932	–	3,935	–	3,935
Thailand	3	3	2,580	–	2,586	–	2,586
United States	14,851	71	433	–	15,355	–	15,355
Vietnam	2,885	17	139	–	3,041	–	3,041
Other (predominantly Asia)	4,192	685	1,589	2	6,468	–	6,468
Subtotal	24,649	2,087	6,315	2	33,053	–	33,053
Other government bonds
AAA	1,617	119	112	–	1,848	–	1,848
AA+ to AA-	124	16	23	–	163	–	163
A+ to A-	643	82	268	–	993	–	993
BBB+ to BBB-	189	45	80	–	314	–	314
Below BBB- and unrated	354	6	48	–	408	–	408
Subtotal	2,927	268	531	–	3,726	–	3,726
Corporate bonds
AAA	1,400	158	280	–	1,838	–	1,838
AA+ to AA-	3,567	486	851	–	4,904	–	4,904
A+ to A-	13,451	491	1,629	–	15,571	1	15,572
BBB+ to BBB-	9,753	661	1,784	–	12,198	1	12,199
Below BBB- and unrated	1,477	477	342	–	2,296	–	2,296
Subtotal	29,648	2,273	4,886	–	36,807	2	36,809
Asset-backed securities
AAA	129	3	34	–	166	–	166
AA+ to AA-	4	–	1	–	5	–	5
A+ to A-	28	–	3	–	31	–	31
BBB+ to BBB-	2	–	1	–	3	–	3
Below BBB- and unrated	2	1	8	–	11	–	11
Subtotal	165	4	47	–	216	–	216
Total debt securities notes (ii)(iii)	57,389	4,632	11,779	2	73,802	2	73,804
Loans
Mortgage loans	51	–	102	–	153	–	153
Other loans	364	–	–	–	364	–	364
Total loans	415	–	102	–	517	–	517
Equity securities and holdings in collective investment schemes
Direct equities note (ii)	19,487	13,465	254	95	33,301	–	33,301
Collective investment schemes	37,652	8,338	1,698	13	47,701	–	47,701
Total equity securities and holdings in collective investment schemes	57,139	21,803	1,952	108	81,002	–	81,002
Derivative assets	119	6	129	–	254	141	395
Deposits	2,121	254	1,989	93	4,457	1,009	5,466
Total financial investments	117,183	26,695	15,951	203	160,032	1,152	161,184
Investment properties	–	–	3	–	3	–	3
Cash and cash equivalents	1,396	564	1,225	142	3,327	2,445	5,772
Total investments	118,579	27,259	17,179	345	163,362	3,597	166,959
Notes
(i)Funds with policyholder participation represent investments held to support insurance products where policyholders participate in the returns of a specified pool of investments (excluding unit-linked policies) that are measured using the variable fee approach.

(ii)Of the Group’s debt securities and direct equities, the following amounts were held by the consolidated investment funds:

	31 Dec 2025 $m	31 Dec 2024 $m
Debt securities held by consolidated investment funds	12,341	10,409
Direct equities held by consolidated investment funds*	6,605	5,851
*As of 31 December 2025, the $25 million of direct equities unallocated to a segment is entirely held by a consolidated investment fund.
(iii)The credit ratings, are created using a methodology developed by Prudential using ratings from various credit ratings agencies (Composite Ratings), S&P
Global Ratings (S&P), Moody’s and Fitch Solutions and their respective affiliates and suppliers. The ratings displayed are not credit opinions nor are they a rating issued by a rating agency, including S&P. To the extent that a credit rating is calculated using an S&P rating, such rating was used under a license from
S&P and S&P reserves all rights with respect to such rating.
C1.2 Other assets and liabilities
(a)Accrued investment income and other debtors

	31 Dec 2025 $m	31 Dec 2024 $m
Total accrued investment income, primarily interest receivable	1,071	902
Other debtors	817	1,310
Total accrued investment income and other debtors	1,888	2,212
Analysed as:
Expected to be settled within one year	1,831	2,162
Expected to be settled beyond one year	57	50
Total accrued investment income and other debtors	1,888	2,212
(b)Accruals, deferred income and other creditors
Accruals, deferred income and other creditors are analysed as follows (detailed maturity analysis is provided in note C2.3):

	31 Dec 2025 $m	31 Dec 2024 $m
Accruals and deferred income	329	238
Interest payable	37	35
Other creditors	2,365	2,575
Total accruals, deferred income and other creditors	2,731	2,848
C1.3 Cash and cash equivalents
Cash and cash equivalents consist of cash at bank and in hand, deposits held at call with banks, treasury bills and other short-
term highly liquid investments with less than 90 days maturity from the date of acquisition and are analysed as follows:

	31 Dec 2025 $m	31 Dec 2024 $m
Cash	2,164	1,923
Cash equivalents	5,542	3,849
Total cash and cash equivalents	7,706	5,772
Analysed as:
Held by the Group’s holding and non-regulated entities and available for general use	3,851	2,445
Other funds not available for general use by the Group, including funds held for the benefit of policyholders	3,855	3,327
Total cash and cash equivalents	7,706	5,772
The Group’s cash and cash equivalents are held in the following currencies as at 31 December 2025: USD 62 per cent, MYR 8 per cent, HKD 7 per cent, SGD 5 per cent, GBP 3 per cent, and other currencies 15 per cent (31 December 2024: USD 54 per cent,
MYR 11 per cent, HKD 6 per cent, GBP 5 per cent, SGD 4 per cent and other currencies 20 per cent).
C1.4 Provisions
An analysis of movement in total provisions held is shown below:

	2025 $m	2024 $m
Balance at 1 Jan	218	224
Charge (credit) to income statement:
Additional provisions	218	136
Unused amounts released	(6)	(4)
Utilisation during the year	(170)	(133)
Exchange differences	8	(5)
Balance at 31 Dec	268	218
Of the $268 million of provisions at 31 December 2025 (31 December 2024: $218 million), which excludes any amounts attributable to insurance contracts, the Group held $225 million (31 December 2024: $199 million) provisions for staff benefits, which are generally expected to be paid out within the next three years.

C2 Measurement of financial assets and liabilities
The Group uses the trade date method to account for regular purchases and sales of financial assets. The Group holds financial assets in accordance with IFRS 9, whereby, subject to specific criteria, financial instruments are required to be accounted for under one of the following categories based on the way in which the assets are managed in order to generate cash flows and their contractual cash flow characteristics (whether the cash flows represent ‘solely payments of principal and interest’):
–Financial instruments at FVTPL: this comprises primarily instruments that are managed and the performance evaluated on a fair value basis, including liabilities related to net assets attributable to unit holders of consolidated investment funds and policyholder liabilities for investment contracts without DPF. In addition, this includes derivatives. All investments within this category are measured at fair value with all changes thereon being recognised in investment return in the income statement. An option is also available at initial recognition to irrevocably designate a financial instrument as at FVTPL if doing so eliminates or significantly reduces accounting mismatches. The vast majority of the financial investments of the Group are held at FVTPL.
–Financial instruments at amortised cost: these instruments comprise non-quoted investments that have fixed or determinable payments, including loans collateralised by mortgages, deposits and other receivables. These investments are initially recognised at fair value plus transaction costs. Subsequently, these instruments are carried at amortised cost using the effective interest method. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset.
When assets held at amortised cost are subject to impairment testing based on the expected credit loss approach, estimated future cash flows are compared to the carrying value of the asset. The estimated future cash flows are discounted using the financial asset’s original or variable effective interest rate and exclude credit losses that have not yet been incurred. If, in subsequent periods, an impaired loan or receivable recovers in value (in part or in full) and this recovery can be objectively related to an event occurring after the impairment, then any amount determined to have been recovered is reversed through the income statement.
C2.1 Determination of fair value
The fair values of the financial instruments for which fair valuation is required under IFRS Standards are determined by the use of quoted market prices for exchange-quoted investments or by using quotations from independent third parties, such as brokers and pricing services or by using appropriate valuation techniques. Climate change does not directly impact fair values particularly where these are built on observable inputs (ie level 1 and level 2), which represent the majority of the Group’s financial instruments as discussed below.
The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm’s-length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third parties or valued internally using standard market practices.
Valuation approach for level 2 fair valued assets and liabilities
A significant proportion of the Group’s level 2 assets are private holdings, structured securities and other national and non-national government debt securities that are valued using observable inputs. These assets, in line with market practice, are generally valued using a designated independent pricing service or quote from third-party brokers. These valuations are subject to a number of monitoring controls, such as comparison to multiple pricing sources where available, monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades.
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
Valuation approach for level 3 fair valued assets and liabilities
Investments valued using valuation techniques include financial investments which, by their nature, do not have an externally quoted price based on regular trades and financial investments for which markets are no longer active as a result of market conditions, eg market illiquidity. Level 3 assets of the Group consist primarily of property, infrastructure, private credit and private equity funds held by the participating funds and are externally valued using the net asset value of the invested entities.
The Group’s valuation policies, procedures and analyses for instruments categorised as level 3 are overseen by business unit committees as part of the Group’s wider financial reporting governance processes. The procedures undertaken include approval of valuation methodologies, verification processes and resolution of significant or complex valuation issues. In addition, the Group has minimum standards for independent price verification to ensure valuation accuracy is regularly independently verified.
Adherence to this policy is monitored across the business units.

C2.2 Fair value measurement hierarchy
(a)Assets and liabilities at fair value
All of the Group’s financial instruments held at fair value are classified as fair value through profit or loss (FVTPL) at 31 December
2025 and measured on a recurring basis.
The table below shows the assets and liabilities carried at fair value on a recurring basis analysed by level of the IFRS 13 ‘Fair
Value Measurement’ defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.
Financial instruments at fair value

	31 Dec 2025 $m
	Level 1	Level 2	Level 3
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total
			note (iii)
Loans note (iv)	–	344	–	344
Equity securities and holdings in collective investment schemes	78,744	5,537	5,277	89,558
Debt securities note (i)	70,327	21,622	102	92,051
Derivative assets	171	450	–	621
Derivative liabilities	(440)	(1,142)	–	(1,582)
Total financial investments, net of derivative liabilities	148,802	26,811	5,379	180,992
Investment contract liabilities without DPF note (ii)	–	(715)	–	(715)
Net asset value attributable to unit holders of consolidated investment funds	(2,263)	–	–	(2,263)
Total financial instruments at fair value	146,539	26,096	5,379	178,014
Percentage of total (%)	82%	15%	3%	100%

	31 Dec 2024 $m
	Level 1	Level 2	Level 3
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total
			note (iii)
Loans note (iv)	–	364	–	364
Equity securities and holdings in collective investment schemes	72,574	5,311	3,117	81,002
Debt securities note (i)	56,147	17,620	37	73,804
Derivative assets	17	378	–	395
Derivative liabilities	(493)	(1,124)	–	(1,617)
Total financial investments, net of derivative liabilities	128,245	22,549	3,154	153,948
Investment contract liabilities without DPF note (ii)	–	(748)	–	(748)
Net asset value attributable to unit holders of consolidated investment funds	(2,679)	–	–	(2,679)
Total financial instruments at fair value	125,566	21,801	3,154	150,521
Percentage of total (%)	83%	15%	2%	100%
Notes
(i)Of the total level 2 debt securities of $21,622 million at 31 December 2025 (31 December 2024: $17,620 million), $7 million (31 December 2024: $12 million) are valued internally. Internal valuations are inherently more subjective than external valuations.
(ii)Investment contract liabilities without DPF are not quoted in an active market and do not have readily available published prices. Their fair values are determined using valuation techniques with all significant inputs used in the valuation being observable. Therefore, these investment contract liabilities are classified in level 2.
(iii)At 31 December 2025, the Group held $5,379 million (31 December 2024: $3,154 million) of net financial instruments at fair value within level 3. This represents 3 per cent (31 December 2024: 2 per cent) of the total fair valued financial assets, net of financial liabilities and comprises the following:
–Equity securities and holdings in collective investment schemes of $5,277 million (31 December 2024: $3,117 million) consisting primarily of property, infrastructure, private credit and private equity funds, which are externally valued using the net asset value of the invested funds; and
–Debt securities of $102 million (31 December 2024: $37 million).
Of the net financial instruments of $5,379 million (31 December 2024: $3,154 million) referred to above:
–A net asset of $5,266 million (31 December 2024: $3,088 million) is held by the Group’s participating and unit-linked funds and therefore shareholders’
profit and equity are not immediately impacted by movements in the valuation of these financial instruments; and
–The remaining level 3 investments comprise a net asset of $113 million (31 December 2024: $66 million), which are primarily externally valued. If the value of all these level 3 financial instruments decreased by 10 per cent, the change in valuation would be $(11) million (31 December 2024: $(7)
million), which would reduce shareholders’ equity by this amount before tax.
(iv)Of the Group’s financial assets and financial liabilities at 31 December 2025, only loans contain more than one asset classification. The loans carried at amortised cost and their fair value are provided in note (c) below.

Transfers into and transfers out of levels
The Group’s policy is to recognise transfers into and out of levels as of the end of each reporting period except for material transfers that are recognised as of the date of the event or change in circumstances that caused the transfer. Transfers are deemed to have occurred when there is a material change in the observed valuation inputs or a change in the level of trading activities of the securities.
During 2025, the transfers between levels within the portfolios were primarily transfers from level 1 to level 2 of $1,497 million
(2024: $940 million) and transfers from level 2 to level 1 of $1,416 million (2024: $2,007 million). These transfers primarily reflect the change in the observed valuation inputs of equity securities and debt securities and, in certain cases, the change in the level of trading activities of the securities. There were no transfers into level 3 and a small transfer from Level 3 into level 1 as shown in the table below.
Reconciliation of movements in level 3 assets and liabilities measured at fair value
The following table reconciles the value of level 3 fair valued assets and liabilities at the beginning of the year to that presented at the end of the year.
Total investment return recorded in the income statement represents interest and dividend income, realised gains and losses, unrealised gains and losses on the assets classified at FVTPL and foreign exchange movements on an individual entity’s overseas investments. Total gains and losses recorded in other comprehensive income comprises the translation of investments into the
Group's presentation currency of USD.

	31 Dec 2025 $m
	Equity securities and holdings in collective investment schemes	Debt securities	Group total
Balance at 1 Jan	3,117	37	3,154
Total gain in income statement note	118	2	120
Exchange differences recorded in other comprehensive income	47	4	51
Purchases and other additions	2,376	60	2,436
Sales, maturities and capital distribution	(367)	(1)	(368)
Transfers out of Level 3	(14)	–	(14)
Balance at 31 Dec	5,277	102	5,379

	31 Dec 2024 $m
	Equity securities and holdings in collective investment schemes	Debt securities	Group total
Balance at 1 Jan	2,864	40	2,904
Total gain in income statement note	219	3	222
Exchange differences recorded in other comprehensive income	(31)	(1)	(32)
Purchases and other additions	462	2	464
Sales, maturities and capital distribution	(397)	(7)	(404)
Balance at 31 Dec	3,117	37	3,154
Note
Of the total net gain in the income statement of $120 million at 2025 (2024: $222 million), $121 million (2024: $(143) million) relates to unrealised gains (losses)
on financial instruments still held at the end of the year, which can be analysed as follows:

	2025 $m	2024 $m
Equity securities and holdings in collective investment schemes	119	(146)
Debt securities	2	3
Net unrealised gains (losses) on financial instruments still held at the end of the year	121	(143)
(b)Assets and liabilities carried at amortised cost and their fair value
The table below shows the financial assets and liabilities carried at amortised cost on the statement of financial position and their fair value. Deposits, cash and cash equivalents, accrued investment income, other debtors, accruals, deferred income and other creditors are excluded from the analysis below, as these are carried at amortised cost which approximates fair value.

	31 Dec 2025 $m		31 Dec 2024 $m
	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Loans note (i)	207	260	153	163
Financial liabilities
Core structural borrowings of shareholder-financed businesses note (ii)	(4,459)	(4,402)	(3,925)	(3,694)
Operational borrowings (excluding lease liabilities) note (i)	(521)	(521)	(540)	(540)
Obligations under funding, securities lending and sale and repurchase agreements note (i)	(745)	(745)	(272)	(272)
Net financial liabilities at amortised cost note (iii)	(5,518)	(5,408)	(4,584)	(4,343)
Notes
(i)The fair value of loans, operational borrowings (excluding lease liabilities) and obligations under funding, securities lending and sale and repurchase agreements has been estimated from the discounted cash flows expected to be received or paid.
(ii)The fair value of the subordinated and senior debt issued by the Group is determined using quoted prices from independent third parties.
(iii)All financial assets and liabilities in the table above have been classified within level 2 at 31 December 2025 and 2024, reflecting the observability of the inputs used to derive their fair value.
C2.3 Additional information on financial instruments
(a)Financial assets and liabilities by IFRS 9 category
The following table presents measurement categories under IFRS 9 for each class of the Group’s financial assets and financial liabilities as shown on the Consolidated statement of financial position as at 31 December 2025 and 2024.

Financial instruments	Classification under IFRS 9
Financial assets
Loans	Amortised cost (31 Dec 2025: $207 million; 31 Dec 2024: $153 million)
Mandatorily at FVTPL (31 Dec 2025: $344 million; 31 Dec 2024: $364 million)
Equity securities and portfolio holdings in collective investment schemes	Mandatorily at FVTPL
Debt securities	Mandatorily at FVTPL
Derivative assets	Mandatorily at FVTPL
Accrued investment income	Amortised cost
Deposits	Amortised cost
Cash and cash equivalents	Amortised cost
Other debtors	Amortised cost
Financial liabilities
Investment contract liabilities without DPF	Mandatorily at FVTPL
Derivative liabilities	Mandatorily at FVTPL
Core structural borrowings of shareholder-financed businesses	Amortised cost
Operational borrowings	Amortised cost
Obligations under funding, securities lending and sale and repurchase agreements	Amortised cost
Net asset value attributable to unit holders of consolidated investment funds note	Designated at FVTPL
Other liabilities	Amortised cost
Note
Net asset value attributable to unit holders of consolidated investment funds represents the interests of investors other than the Group in the investment funds that the Group is deemed to control and therefore treated as a subsidiary and consolidated in the Group financial statements. The Group has designated Net asset value attributable to unit holders of consolidated investment funds as financial liabilities measured at FVTPL to eliminate any accounting mismatch with the underlying investments of those consolidated investment funds, which are measured at FVTPL.

(b)Financial risk
Liquidity analysis
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
Contractual maturities of financial liabilities on an undiscounted cash flow basis
The following table sets out the contractual maturities for applicable classes of financial liabilities, excluding derivative liabilities that are separately presented. The financial liabilities are included in the column relating to the contractual maturities of the undiscounted cash flows (including contractual interest payments on debt with a stated maturity) based on the earliest period in which the Group can be required to pay assuming conditions are consistent with those of year end. For investment contracts without DPF, the maturity profile is based on undiscounted cash flow projections of expected benefit payments relative to the carrying value.

	31 Dec 2025 $m
	Total carrying value	Contractual maturity profile for financial liabilities
		1 year or less	1-2 years	2-5 years	5-10 years	10-15 years	15-20 years	Over 20 years	No stated maturity	Total undiscounted cash flows
Investment contracts without DPF note	715	12	19	96	84	18	7	4	480	720
Core structural borrowings of shareholder-financed businesses	4,459	147	148	724	3,610	–	–	–	750	5,379
Lease liabilities under IFRS 16	310	96	73	111	97	5	–	–	–	382
Other operational borrowings	521	521	–	–	–	–	–	–	–	521
Obligations under funding, securities lending and sale and repurchase agreements	745	745	–	–	–	–	–	–	–	745
Accruals, deferred income and other liabilities	2,731	2,466	–	–	–	–	–	–	288	2,754
Net asset value attributable to unit holders of consolidated investment funds	2,263	2,263	–	–	–	–	–	–	–	2,263
Total non-derivative financial liabilities	11,744	6,250	240	931	3,791	23	7	4	1,518	12,764

	31 Dec 2024 $m
	Total carrying value	Contractual maturity profile for financial liabilities
		1 year or less	1-2 years	2-5 years	5-10 years	10-15 years	15-20 years	Over 20 years	No stated maturity	Total undiscounted cash flows
Investment contracts without DPF note	748	186	9	69	114	19	7	4	360	768
Core structural borrowings of shareholder-financed businesses	3,925	125	125	678	3,111	–	–	–	750	4,789
Lease liabilities under IFRS 16	257	84	71	111	18	–	–	–	–	284
Other operational borrowings	540	540	–	–	–	–	–	–	–	540
Obligations under funding, securities lending and sale and repurchase agreements	272	272	–	–	–	–	–	–	–	272
Accruals, deferred income and other liabilities	2,848	2,641	–	–	–	–	–	–	265	2,906
Net asset value attributable to unit holders of consolidated investment funds	2,679	2,679	–	–	–	–	–	–	–	2,679
Total non-derivative financial liabilities	11,269	6,527	205	858	3,243	19	7	4	1,375	12,238
Note
The undiscounted cash flows of investment contracts without DPF included under the 'No stated maturity' category in the maturity profile shown above are mostly repayable on demand due to most of these investment contracts having options to surrender early, though often subject to surrender or other charges, therefore, these options are unlikely to be exercised in practice.

Maturity analysis of derivatives
The following table shows the carrying value of the gross and net derivative positions.

	Carrying value of net derivatives $m
	Derivative assets	Derivative liabilities	Net derivative position
31 Dec 2025	621	(1,582)	(961)
31 Dec 2024	395	(1,617)	(1,222)
All net derivatives are carried at fair value and are considered to be due within one year or less, representing the basis on which they are managed (ie to manage principally asset or liability value exposures). The Group has no cash flow hedges and, in general, contractual maturities are not considered essential for an understanding of the timing of the cash flows for these instruments.
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
The majority of the Group’s financial instruments are carried at FVTPL. The total value of assets held at amortised cost is $16,047 million (31 December 2024: $13,603 million), comprising primarily cash and cash equivalents, deposits and accrued investment income where the credit risk is considered to be low by nature. There are no material expected credit losses recognised on these assets. At 31 December 2025, there are immaterial amounts that are past their due date totalling $5 million (31 December 2024:
$4 million).
In addition, the Group did not take possession of any other collateral held as security in both years.
Foreign exchange risk
The Group is exposed to exchange gains and losses on financial assets and liabilities held by the Group's business units in a currency other than the functional currency of the relevant business units or the currency to which the functional currency is pegged (eg financial assets and liabilities of USD-denominated business in Hong Kong). The exchange risks inherent in these exposures are mitigated through the use of derivatives, mainly forward currency contracts and currency swaps as described in note (c) below.
The exchange gains (losses) on financial instruments, recognised in the income statement in 2025, except for those arising on financial instruments measured at FVTPL, is $(22) million (2024: $(28) million).
(c)Derivatives and hedging
Derivative financial instruments are used to reduce or manage investment, interest rate and currency exposures to facilitate efficient portfolio management and for investment purposes.
The Group does not regularly seek to apply fair value or cash flow hedging treatment under IFRS 9. The Group has no fair value or cash flow hedges under IFRS 9 at 31 December 2025 and 2024, respectively. All derivatives that are not designated as hedging instruments are carried at fair value, with movements in fair value being recorded in the income statement. In 2025, the Group designated the SGD-denominated core structural borrowing as net investment hedge of the currency risk related to the Group’s investment in the Singapore business and the carrying value is shown in note C5.1. During the year ended 31 December 2025, a loss of $(1) million on the translation of this borrowing was recognised in other comprehensive income to offset an equal movement on translation of the hedged portion of the net investments in the Singapore business operations. This net investment hedge was 100 per cent effective. The total accumulated balance in relation to this net investment hedge recognised in the translation reserve within equity as at 31 December 2025 was a charge of $(1) million.
Derivatives held and their purpose
The Group enters into a variety of exchange traded and over-the-counter derivative financial instruments, including futures, forwards, options, and swaps.
All over-the-counter derivative transactions are conducted under standardised ISDA (International Swaps and Derivatives
Association Inc) master agreements. Collateral agreements are generally in place between the individual entities and relevant counterparties under these market master agreements. The collateral management for these transactions is conducted under the usual and customary terms and conditions set out in the Credit Support Annex to the ISDA master agreement where applicable.
Derivatives are used for efficient portfolio management to obtain cost effective management of exposure to various markets in accordance with the Group’s investment strategies and to manage exposure to interest rate, currency, credit and other business risks. The Group also uses interest rate derivatives to reduce exposure to interest rate volatility.
(d)Derecognition, collateral and offsetting
Derecognition of financial assets and liabilities
The Group’s policy is to derecognise financial assets when it is deemed that substantially all the risks and rewards of ownership have been transferred.
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
At 31 December 2025, the fair value of the collateral held in respect of reverse repurchase agreements, represented by the purchased securities, was $1,579 million (31 December 2024: $2,871 million).
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
At 31 December 2025, the Group had $1,798 million (31 December 2024: $1,565 million) of lent securities and assets subject to repurchase agreements. The cash and securities collateral held or pledged under such agreements were $1,928 million
(31 December 2024: $1,686 million).
Collateral and pledges under derivative transactions
At 31 December 2025, the Group had pledged $1,271 million (31 December 2024: $1,527 million) for liabilities and held collateral of $316 million (31 December 2024: $280 million) for assets in respect of derivative transactions. These transactions are conducted under terms that are usual and customary to collateralised transactions including, where relevant, standard securities lending and repurchase agreements.
The Group has entered into collateral arrangements in relation to derivative transactions, which permit sale or re-pledging of underlying collateral. The Group has not sold any non-cash collateral held or re-pledged any non-cash collateral.
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

	31 Dec 2025 $m
	Gross amount included in the balance sheet	Related amounts not offset in the balance sheet			Net amount included in the balance sheet
		Financial instruments	Cash collateral	Securities collateral
	note (i)	note (ii)		note (iii)	note (iv)
Derivative assets	611	(270)	(298)	–	43
Reverse repurchase agreements	1,579	–	–	(1,579)	–
Total financial assets	2,190	(270)	(298)	(1,579)	43
Derivative liabilities	(1,566)	270	559	681	(56)
Securities lending and repurchase agreements	(745)	–	40	704	(1)
Total financial liabilities	(2,311)	270	599	1,385	(57)

	31 Dec 2024 $m
	Gross amount included in the balance sheet	Related amounts not offset in the balance sheet			Net amount included in the balance sheet
		Financial instruments	Cash collateral	Securities collateral
	note (i)	note (ii)		note (iii)	note (iv)
Derivative assets	376	(106)	(267)	–	3
Reverse repurchase agreements	2,868	–	–	(2,868)	–
Total financial assets	3,244	(106)	(267)	(2,868)	3
Derivative liabilities	(1,597)	106	512	927	(52)
Securities lending and repurchase agreements	(272)	–	43	228	(1)
Total financial liabilities	(1,869)	106	555	1,155	(53)
Notes
(i)The Group has not offset any of the amounts included in the balance sheet.
(ii)Represents the amount that could be offset under master netting or similar arrangements where the Group does not satisfy the full criteria to offset in the balance sheet.
(iii)Excludes initial margin amounts for exchange-traded derivatives.
(iv)In the tables above, the amounts of assets or liabilities included in the balance sheet would be offset first by financial instruments that have the right of offset under master netting or similar arrangements with any remaining amount reduced by the amount of cash and securities collateral. The actual amount of collateral may be greater than amounts presented in the tables.

C3 Insurance and reinsurance contracts
Portfolios of insurance contracts that are assets and those that are liabilities, and portfolios of reinsurance contracts that are assets and those that are liabilities, are presented separately in the statement of financial position. Any assets or liabilities recognised for cash flows arising before the recognition of the related group of contracts (including any assets for insurance acquisition cash flows) are included in the carrying amount of the related portfolios of contracts.
The amounts recorded in the balance sheet as insurance and reinsurance contract asset and liabilities are set out in the table below (on the left-hand side), broken out into their component parts. Additionally, presented on the right-hand side are the same amounts but including the Group’s share of the relevant amounts of its joint venture and associates, which are equity accounted for on the statement of financial position and hence all assets and liabilities of those businesses are included in a separate line.
Management believes that the movement in the CSM is a key driver for understanding changes in profitability from period to period and as the Group’s share of the results of the joint ventures and associates are included in the Group’s adjusted operating and total profit, it is relevant to understand the movement in insurance assets and liabilities including those entities too.
Therefore, note C3 comprises:
–Note C3.1, which sets out the components of assets and liabilities as described above.
–Note C3.2, which contains the required IFRS 17 disclosures on how certain insurance and reinsurance contract balances have moved during the year, including an analysis of the movement of CSM by transition type. These exclude balances of joint ventures and associate.
–Note C3.3 includes the disclosures in C3.2 which management believes would be helpful to show on a basis that includes the
Group’s share of joint ventures and associates, together with a further breakdown of the movement in insurance and reinsurance contract balances by segment. The difference in most cases between the notes in C3.2 and C3.3 is solely the addition of the amounts of joint ventures and associate and so no explicit reconciliation has been provided to bridge between the two.
C3.1 Group overview
Analysis of Group insurance and reinsurance contract assets and liabilities
The table below provides an analysis of the portfolio of insurance and reinsurance (RI) contract assets and liabilities held on the
Group’s statement of financial position.

	Excluding JVs and associates $m						Including JVs and associates $m note (i)
	(Assets)		Liabilities		Net liabilities (assets)		(Assets)		Liabilities		Net liabilities (assets)
	Insurance	RI	Insurance	RI	Insurance	RI	Insurance	RI	Insurance	RI	Insurance	RI
					note (ii)						note (ii)
As at 31 Dec 2025
Best estimate liabilities (BEL)	(5,326)	(2,575)	152,016	562	146,690	(2,013)	(5,610)	(2,817)	174,675	618	169,065	(2,199)
Risk adjustment for non- financial risk (RA)	894	(171)	1,906	(38)	2,800	(209)	909	(237)	2,223	(42)	3,132	(279)
Contractual service margin (CSM)	2,664	(660)	20,576	116	23,240	(544)	2,834	(510)	22,584	97	25,418	(413)
Insurance contract balances notes C3.2 C3.3	(1,768)	(3,406)	174,498	640	172,730	(2,766)	(1,867)	(3,564)	199,482	673	197,615	(2,891)
Assets for insurance acquisition cash flows	(48)	–	–	–	(48)	–	(48)	–	–	–	(48)	–
Insurance and reinsurance contract liabilities (assets)	(1,816)	(3,406)	174,498	640	172,682	(2,766)	(1,915)	(3,564)	199,482	673	197,567	(2,891)

As at 31 Dec 2024
Best estimate liabilities (BEL)	(4,566)	(2,624)	127,942	423	123,376	(2,201)	(4,799)	(2,783)	148,867	461	144,068	(2,322)
Risk adjustment for non- financial risk (RA)	791	(99)	1,655	(44)	2,446	(143)	803	(128)	1,940	(47)	2,743	(175)
Contractual service margin (CSM)	2,462	(667)	17,968	157	20,430	(510)	2,599	(645)	19,862	144	22,461	(501)
Insurance contract balances notes C3.2 C3.3	(1,313)	(3,390)	147,565	536	146,252	(2,854)	(1,397)	(3,556)	170,669	558	169,272	(2,998)
Assets for insurance acquisition cash flows	(32)	–	1	–	(31)	–	(32)	–	1	–	(31)	–
Insurance and reinsurance contract liabilities (assets)	(1,345)	(3,390)	147,566	536	146,221	(2,854)	(1,429)	(3,556)	170,670	558	169,241	(2,998)
Notes
(i)The Group’s investments in joint ventures and associates are accounted for using the equity method. The Group’s share of insurance and reinsurance contract liabilities and assets as shown above relate to the life business of Mainland China, India and Takaful business in Malaysia.
(ii)At 31 December 2025 and 2024, the Group’s exposure to credit risk arising from insurance contracts issued is not material to the Group as premiums receivable from an individual party (policyholders and intermediaries) is not material to the Group.

C3.2 Analysis of movements in insurance and reinsurance contract balances (excluding
JVs and associates)
(a)Analysis of movements in insurance and reinsurance contract balances by measurement component
An analysis of movements in insurance and reinsurance contract balances by measurement component and excluding the Group’s share of insurance and reinsurance contract liabilities and assets relate to the life JVs and associates is set out below:

	Excluding JVs and associates
	2025 $m
	Insurance				Reinsurance
	BEL	RA	CSM	Total	BEL	RA	CSM	Total
			note (b)				note (b)
Opening assets	(4,566)	791	2,462	(1,313)	(2,624)	(99)	(667)	(3,390)
Opening liabilities	127,942	1,655	17,968	147,565	423	(44)	157	536
Net liabilities (assets) at 1 Jan	123,376	2,446	20,430	146,252	(2,201)	(143)	(510)	(2,854)
Changes that relate to future service
Changes in estimates that adjust the CSM	(2,038)	83	1,955	–	89	(42)	(47)	–
Changes in estimates that result in losses or reversal of losses on onerous contracts	7	4	–	11	(11)	–	–	(11)
New contracts in the year	(2,770)	309	2,473	12	85	(16)	(71)	(2)
	(4,801)	396	4,428	23	163	(58)	(118)	(13)
Changes that relate to current service
Release of CSM to profit or loss	–	–	(2,438)	(2,438)	–	–	102	102
Release of risk adjustment to profit or loss	–	(272)	–	(272)	–	19	–	19
Experience adjustments	(145)	–	–	(145)	140	–	–	140
	(145)	(272)	(2,438)	(2,855)	140	19	102	261
Changes that relate to past service
Adjustments to assets and liabilities for incurred claims	(4)	–	–	(4)	(35)	(1)	–	(36)
Insurance service result	(4,950)	124	1,990	(2,836)	268	(40)	(16)	212

Net finance (income) expense
Accretion of interest on GMM contracts note (i)	(4)	45	296	337	(114)	(7)	(30)	(151)
Other net finance (income) expense	14,215	99	(39)	14,275	331	(17)	(4)	310
	14,211	144	257	14,612	217	(24)	(34)	159
Total amount recognised in income statement	9,261	268	2,247	11,776	485	(64)	(50)	371
Effect of movements in exchange rates	3,287	86	563	3,936	(59)	(2)	16	(45)
Total amount recognised in comprehensive income	12,548	354	2,810	15,712	426	(66)	(34)	326

Cash flows
Premiums received net of ceding commissions paid	28,059	–	–	28,059	(1,403)	–	–	(1,403)
Insurance acquisition cash flows	(5,004)	–	–	(5,004)	–	–	–	–
Claims and other insurance service expenses net of recoveries from reinsurance received note (ii)	(12,167)	–	–	(12,167)	1,165	–	–	1,165
Total cash flows	10,888	–	–	10,888	(238)	–	–	(238)

Other changes note (iii)	(122)	–	–	(122)	–	–	–	–

Closing assets	(5,326)	894	2,664	(1,768)	(2,575)	(171)	(660)	(3,406)
Closing liabilities	152,016	1,906	20,576	174,498	562	(38)	116	640
Net liabilities (assets) at 31 Dec	146,690	2,800	23,240	172,730	(2,013)	(209)	(544)	(2,766)

	Excluding JVs and associates
	2024 $m
	Insurance				Reinsurance
	BEL	RA	CSM	Total	BEL	RA	CSM	Total
			note (b)				note (b)
Opening assets	(3,952)	631	2,173	(1,148)	(1,175)	84	(1,335)	(2,426)
Opening liabilities	120,115	1,713	18,011	139,839	1,182	(21)	(10)	1,151
Net liabilities (assets) at 1 Jan	116,163	2,344	20,184	138,691	7	63	(1,345)	(1,275)
Changes that relate to future service
Changes in estimates that adjust the CSM	(178)	25	153	–	(475)	(216)	691	–
Changes in estimates that result in losses or reversal of losses on onerous contracts	100	24	–	124	49	–	–	49
New contracts in the year	(2,709)	315	2,401	7	(10)	(5)	14	(1)
	(2,787)	364	2,554	131	(436)	(221)	705	48
Changes that relate to current service
Release of CSM to profit or loss	–	–	(2,286)	(2,286)	–	–	159	159
Release of risk adjustment to profit or loss	–	(257)	–	(257)	–	16	–	16
Experience adjustments	(153)	–	–	(153)	112	–	–	112
	(153)	(257)	(2,286)	(2,696)	112	16	159	287
Changes that relate to past service
Adjustments to assets and liabilities for incurred claims	(34)	4	–	(30)	(33)	–	–	(33)
Insurance service result	(2,974)	111	268	(2,595)	(357)	(205)	864	302

Net finance (income) expense
Accretion of interest on GMM contracts note (i)	(24)	49	270	295	(73)	(6)	(30)	(109)
Other net finance (income) expense	3,849	3	7	3,859	435	5	7	447
	3,825	52	277	4,154	362	(1)	(23)	338
Total amount recognised in income statement	851	163	545	1,559	5	(206)	841	640
Effect of movements in exchange rates	(1,423)	(41)	(299)	(1,763)	15	–	(6)	9
Total amount recognised in comprehensive income	(572)	122	246	(204)	20	(206)	835	649

Cash flows
Premiums received net of ceding commissions paid	24,283	–	–	24,283	(2,837)	–	–	(2,837)
Insurance acquisition cash flows	(4,798)	–	–	(4,798)	–	–	–	–
Claims and other insurance service expenses net of recoveries from reinsurance received note (ii)	(11,427)	–	–	(11,427)	612	–	–	612
Total cash flows	8,058	–	–	8,058	(2,225)	–	–	(2,225)

Other changes note (iii)	(273)	(20)	–	(293)	(3)	–	–	(3)

Closing assets	(4,566)	791	2,462	(1,313)	(2,624)	(99)	(667)	(3,390)
Closing liabilities	127,942	1,655	17,968	147,565	423	(44)	157	536
Net liabilities (assets) at 31 Dec	123,376	2,446	20,430	146,252	(2,201)	(143)	(510)	(2,854)
Notes
(i)Accretion of interest includes interest on policy loans.
(ii)Including investment component.
(iii)Other changes include movements in insurance contract liabilities arising from adjustments to remove the incurred non-cash expenses (such as depreciation and amortisation) from insurance contract asset and liability balances. In 2024, Other changes also included the net insurance and reinsurance liabilities of businesses classified as held for sale.

(b)CSM transition approach
The table below provides an analysis of CSM by transition approach excluding JVs and associates:

	Insurance contracts (excluding JVs and associates)
	2025 $m				2024 $m
	Contracts under MRA	Contracts under FVA	Other contracts*	Total CSM	Contracts under MRA	Contracts under FVA	Other contracts*	Total CSM
Balance at 1 Jan	747	3,271	16,412	20,430	829	3,674	15,681	20,184
Changes that relate to future service
Changes in estimates that adjust the CSM	19	175	1,761	1,955	(11)	162	2	153
New contracts in the year	–	–	2,473	2,473	–	–	2,401	2,401
	19	175	4,234	4,428	(11)	162	2,403	2,554
Changes that relate to current service
Release of CSM to profit or loss	(109)	(375)	(1,954)	(2,438)	(114)	(418)	(1,754)	(2,286)
	(90)	(200)	2,280	1,990	(125)	(256)	649	268
Net finance (income) expenses from insurance contracts	27	3	227	257	35	(60)	302	277
Effect of movements in exchange rates	53	98	412	563	8	(87)	(220)	(299)
Balance at 31 Dec	737	3,172	19,331	23,240	747	3,271	16,412	20,430
*Other contracts represent groups of insurance contracts measured under the full retrospective approach at the transition date, 1 January 2022 and groups of contracts recognised on or after the transition date.

	Reinsurance contracts (excluding JVs and associates)
	2025 $m				2024 $m
	Contracts under MRA	Contracts under FVA	Other contracts*	Total CSM	Contracts under MRA	Contracts under FVA	Other contracts*	Total CSM
Balance at 1 Jan	–	(27)	(483)	(510)	–	(45)	(1,300)	(1,345)
Changes that relate to future service
Changes in estimates that adjust the CSM	–	–	(47)	(47)	–	13	678	691
New contracts in the year	–	–	(71)	(71)	–	–	14	14
	–	–	(118)	(118)	–	13	692	705
Changes that relate to current service
Release of CSM to profit or loss	–	2	99	102	–	5	154	159
	–	2	(19)	(16)	–	18	846	864
Net finance (income) expenses from reinsurance contracts	–	(1)	(32)	(34)	–	(1)	(22)	(23)
Effect of movements in exchange rates	–	–	16	16	–	1	(7)	(6)
Balance at 31 Dec	–	(26)	(518)	(544)	–	(27)	(483)	(510)
*Other contracts represent groups of reinsurance contracts measured under the full retrospective approach at the transition date, 1 January 2022 and groups of contracts recognised on or after the transition date.

(c)Analysis of movements in insurance and reinsurance contract balances by remaining coverage and incurred claims (excluding JVs and associates)
An analysis of movements in insurance and reinsurance contract balances by remaining coverage and incurred claims and excluding JVs and associates is set out below:

	Excluding JVs and associates
	2025 $m
	Insurance				Reinsurance
	Liabilities for remaining coverage		Liabilities for incurred claims		Liabilities for remaining coverage		Liabilities for incurred claims
	Excluding loss component	Loss component		Total	Excluding loss- recovery component	Loss- recovery component		Total
		note (i)				note (i)
Opening assets	(1,480)	38	129	(1,313)	(2,783)	(66)	(541)	(3,390)
Opening liabilities	144,561	881	2,123	147,565	542	(20)	14	536
Net liabilities (assets) at 1 Jan	143,081	919	2,252	146,252	(2,241)	(86)	(527)	(2,854)

Insurance revenue
Contracts measured under the modified retrospective approach	(427)	–	–	(427)
Contracts measured under the fair value approach	(1,106)	–	–	(1,106)
Other contracts note (ii)	(9,547)	–	–	(9,547)
	(11,080)	–	–	(11,080)
Insurance service expense
Incurred claims and other directly attributable expenses	–	(65)	4,855	4,790
Amortisation of insurance acquisition cash flows	3,435	–	–	3,435
Losses or reversal of losses on onerous contracts	–	23	–	23
Adjustments to liability for incurred claims	–	–	(4)	(4)
	3,435	(42)	4,851	8,244
Net (income) expense from reinsurance contracts held					1,407	(14)	(1,181)	212
Insurance service result	(7,645)	(42)	4,851	(2,836)	1,407	(14)	(1,181)	212

Investment components and premium refunds	(7,799)	–	7,799	–	(99)	–	99	–
Net finance (income) expenses from insurance and reinsurance contracts	14,526	25	61	14,612	157	1	1	159
Total amount recognised in income statement	(918)	(17)	12,711	11,776	1,465	(13)	(1,081)	371
Effect of movement in exchange rates	3,866	12	58	3,936	(42)	–	(3)	(45)
Total amount recognised in comprehensive income	2,948	(5)	12,769	15,712	1,423	(13)	(1,084)	326

Cash flows
Premiums received net of ceding commissions paid	28,059	–	–	28,059	(1,403)	–	–	(1,403)
Insurance acquisition cash flows	(5,004)	–	–	(5,004)	–	–	–	–
Claims and other insurance service expenses net of recoveries from reinsurance received note (iii)	–	–	(12,167)	(12,167)	–	–	1,165	1,165
Total cash flows	23,055	–	(12,167)	10,888	(1,403)	–	1,165	(238)

Other changes note (iv)	(73)	–	(49)	(122)	–	–	–	–

Closing assets	(2,020)	85	167	(1,768)	(2,842)	(78)	(486)	(3,406)
Closing liabilities	171,031	829	2,638	174,498	621	(21)	40	640
Net liabilities (assets) at 31 Dec	169,011	914	2,805	172,730	(2,221)	(99)	(446)	(2,766)

	Excluding JVs and associates
	2024 $m
	Insurance				Reinsurance
	Liabilities for remaining coverage		Liabilities for incurred claims		Liabilities for remaining coverage		Liabilities for incurred claims
	Excluding loss component	Loss component		Total	Excluding loss- recovery component	Loss- recovery component		Total
		note (i)				note (i)
Opening assets	(1,285)	20	117	(1,148)	(2,023)	(119)	(284)	(2,426)
Opening liabilities	137,019	805	2,015	139,839	1,200	(15)	(34)	1,151
Net liabilities (assets) at 1 Jan	135,734	825	2,132	138,691	(823)	(134)	(318)	(1,275)

Insurance revenue
Contracts measured under the modified retrospective approach	(415)	–	–	(415)
Contracts measured under the fair value approach	(1,176)	–	–	(1,176)
Other contracts note (ii)	(8,767)	–	–	(8,767)
	(10,358)	–	–	(10,358)
Insurance service expense
Incurred claims and other directly attributable expenses	–	(46)	4,551	4,505
Amortisation of insurance acquisition cash flows	3,157	–	–	3,157
Losses or reversal of losses on onerous contracts	–	131	–	131
Adjustments to liability for incurred claims	–	–	(30)	(30)
	3,157	85	4,521	7,763
Net (income) expense from reinsurance contracts held	–	–	–	–	832	48	(578)	302
Insurance service result	(7,201)	85	4,521	(2,595)	832	48	(578)	302

Investment components and premium refunds	(7,008)	–	7,008	–	240	–	(240)	–
Net finance (income) expenses from insurance and reinsurance contracts	4,007	47	100	4,154	338	–	–	338
Total amount recognised in income statement	(10,202)	132	11,629	1,559	1,410	48	(818)	640
Effect of movement in exchange rates	(1,695)	(18)	(50)	(1,763)	12	1	(4)	9
Total amount recognised in comprehensive income	(11,897)	114	11,579	(204)	1,422	49	(822)	649

Cash flows
Premiums received net of ceding commissions paid	24,283	–	–	24,283	(2,837)	–	–	(2,837)
Insurance acquisition cash flows	(4,798)	–	–	(4,798)	–	–	–	–
Claims and other insurance service expenses net of recoveries from reinsurance received note (iii)	–	–	(11,427)	(11,427)	–	–	612	612
Total cash flows	19,485	–	(11,427)	8,058	(2,837)	–	612	(2,225)

Other changes note (iv)	(241)	(20)	(32)	(293)	(4)	–	1	(3)

Closing assets	(1,480)	38	129	(1,313)	(2,783)	(66)	(541)	(3,390)
Closing liabilities	144,561	881	2,123	147,565	542	(20)	14	536
Net liabilities (assets) at 31 Dec	143,081	919	2,252	146,252	(2,241)	(86)	(527)	(2,854)
Notes
(i)The Group establishes a loss component of the liability for remaining coverage for onerous groups of insurance contracts. The loss component determines the amounts of fulfilment cash flows that are subsequently presented in profit or loss as reversals of losses on onerous contracts and are excluded from insurance revenue when they occur.
(ii)Other contracts represent groups of insurance and reinsurance contracts measured under the full retrospective approach at the transition date, 1 January
2022 and groups of contracts recognised on or after the transition date.
(iii)Including investment component.
(iv)Other changes include adjustments to remove the incurred non-cash expenses (such as depreciation and amortisation) from insurance contract asset and liability balances. In 2024, Other changes also included the net insurance and reinsurance liabilities of businesses classified as held for sale.

(d)Effect of insurance and reinsurance contracts initially recognised in the year
The following tables summarise the effect on the measurement components arising from the initial recognition of insurance and reinsurance contracts in the year, excluding the effect from the Group’s share of the amounts relating to life JVs and associates.
(i)Insurance contracts

	Excluding JVs and associates
	2025 $m			2024 $m
	Profitable contracts issued	Onerous contracts issued	Total	Profitable contracts issued	Onerous contracts issued	Total
Estimate of present value of expected future cash outflows:
Insurance acquisition cash flows	5,030	95	5,125	4,493	95	4,588
Claims and other directly attributable expenses	21,314	781	22,095	19,655	592	20,247
	26,344	876	27,220	24,148	687	24,835
Estimate of present value of expected future cash inflows	(29,126)	(864)	(29,990)	(26,861)	(683)	(27,544)
Risk adjustment for non-financial risk	309	–	309	312	3	315
CSM	2,473	–	2,473	2,401	–	2,401
Loss recognised on initial recognition	–	12	12	–	7	7
(ii)Reinsurance contracts

	Excluding JVs and associates
	2025 $m			2024 $m
	Contracts initiated without loss-recovery component	Contracts initiated with loss-recovery component	Total	Contracts initiated without loss-recovery component	Contracts initiated with loss-recovery component	Total
Estimate of present value of expected future cash outflows	1,610	–	1,610	2,329	–	2,329
Estimate of present value of expected future cash inflows	(1,523)	(2)	(1,525)	(2,338)	(1)	(2,339)
Risk adjustment for non-financial risk	(16)	–	(16)	(5)	–	(5)
CSM	(71)	–	(71)	14	–	14
Profit recognised on initial recognition	–	(2)	(2)	–	(1)	(1)

C3.3 Analysis of movements in insurance and reinsurance contract balances (including
JVs and associates)
(a)Analysis of movements in insurance and reinsurance contract balances by measurement component
An analysis of movements in insurance and reinsurance contract balances by measurement component, excluding assets for insurance acquisition cash flows, and including the Group’s share of insurance and reinsurance contract assets and liabilities related to the life JVs and associates is set out below:

	Including JVs and associates
	2025 $m
	Insurance				Reinsurance
	BEL	RA	CSM	Total	BEL	RA	CSM	Total
			note (b)				note (b)
Opening assets	(4,799)	803	2,599	(1,397)	(2,783)	(128)	(645)	(3,556)
Opening liabilities	148,867	1,940	19,862	170,669	461	(47)	144	558
Net liabilities (assets) at 1 Jan	144,068	2,743	22,461	169,272	(2,322)	(175)	(501)	(2,998)
Changes that relate to future service
Changes in estimates that adjust the CSM	(1,960)	91	1,869	–	104	(46)	(58)	–
Changes in estimates that result in losses or reversal of losses on onerous contracts	14	6	–	20	(14)	–	–	(14)
New contracts in the year	(3,084)	350	2,777	43	(6)	(55)	58	(3)
	(5,030)	447	4,646	63	84	(101)	–	(17)
Changes that relate to current service
Release of CSM to profit or loss	–	–	(2,656)	(2,656)	–	–	102	102
Release of risk adjustment to profit or loss	–	(307)	–	(307)	–	24	–	24
Experience adjustments	(159)	–	–	(159)	148	–	–	148
	(159)	(307)	(2,656)	(3,122)	148	24	102	274
Changes that relate to past service
Adjustments to assets and liabilities for incurred claims	(18)	(1)	–	(19)	(27)	(1)	–	(28)
Insurance service result	(5,207)	139	1,990	(3,078)	205	(78)	102	229

Net finance (income) expense
Accretion of interest on GMM contracts note (i)	212	54	376	642	(121)	(9)	(28)	(158)
Other net finance (income) expense	15,204	100	(39)	15,265	332	(17)	(4)	311
	15,416	154	337	15,907	211	(26)	(32)	153
Total amount recognised in income statement	10,209	293	2,327	12,829	416	(104)	70	382
Effect of movements in exchange rates	3,681	96	630	4,407	(56)	–	18	(38)
Total amount recognised in comprehensive income	13,890	389	2,957	17,236	360	(104)	88	344

Cash flows
Premiums received net of ceding commissions paid	32,098	–	–	32,098	(1,445)	–	–	(1,445)
Insurance acquisition cash flows	(5,524)	–	–	(5,524)	–	–	–	–
Claims and other insurance service expenses net of recoveries from reinsurance received note (ii)	(15,345)	–	–	(15,345)	1,208	–	–	1,208
Total cash flows	11,229	–	–	11,229	(237)	–	–	(237)

Other changes note (iii)	(122)	–	–	(122)	–	–	–	–

Closing assets	(5,610)	909	2,834	(1,867)	(2,817)	(237)	(510)	(3,564)
Closing liabilities	174,675	2,223	22,584	199,482	618	(42)	97	673
Net liabilities (assets) at 31 Dec	169,065	3,132	25,418	197,615	(2,199)	(279)	(413)	(2,891)

	Including JVs and associates
	2024 $m
	Insurance				Reinsurance
	BEL	RA	CSM	Total	BEL	RA	CSM	Total
			note (b)				note (b)
Opening assets	(3,998)	630	2,176	(1,192)	(1,315)	67	(1,321)	(2,569)
Opening liabilities	139,673	1,969	20,176	161,818	1,222	(24)	(19)	1,179
Net liabilities (assets) at 1 Jan	135,675	2,599	22,352	160,626	(93)	43	(1,340)	(1,390)
Changes that relate to future service
Changes in estimates that adjust the CSM	(57)	31	26	–	(473)	(225)	698	–
Changes in estimates that result in losses or reversal of losses on onerous contracts	128	29	–	157	43	–	–	43
New contracts in the year	(2,894)	349	2,585	40	(4)	(8)	11	(1)
	(2,823)	409	2,611	197	(434)	(233)	709	42
Changes that relate to current service
Release of CSM to profit or loss	–	–	(2,511)	(2,511)	–	–	159	159
Release of risk adjustment to profit or loss	–	(287)	–	(287)	–	19	–	19
Experience adjustments	(114)	–	–	(114)	116	–	–	116
	(114)	(287)	(2,511)	(2,912)	116	19	159	294
Changes that relate to past service
Adjustments to assets and liabilities for incurred claims	(73)	2	–	(71)	(30)	–	–	(30)
Insurance service result	(3,010)	124	100	(2,786)	(348)	(214)	868	306

Net finance (income) expense
Accretion of interest on GMM contracts note (i)	243	56	350	649	(80)	(7)	(29)	(116)
Other net finance (income) expense	5,367	28	7	5,402	432	3	8	443
	5,610	84	357	6,051	352	(4)	(21)	327
Total amount recognised in income statement	2,600	208	457	3,265	4	(218)	847	633
Effect of movements in exchange rates	(2,003)	(44)	(348)	(2,395)	18	–	(8)	10
Total amount recognised in comprehensive income	597	164	109	870	22	(218)	839	643

Cash flows
Premiums received net of ceding commissions paid	27,990	–	–	27,990	(2,931)	–	–	(2,931)
Insurance acquisition cash flows	(5,226)	–	–	(5,226)	–	–	–	–
Claims and other insurance service expenses net of recoveries from reinsurance received note (ii)	(14,694)	–	–	(14,694)	683	–	–	683
Total cash flows	8,070	–	–	8,070	(2,248)	–	–	(2,248)

Other changes note (iii)	(274)	(20)	–	(294)	(3)	–	–	(3)

Closing assets	(4,799)	803	2,599	(1,397)	(2,783)	(128)	(645)	(3,556)
Closing liabilities	148,867	1,940	19,862	170,669	461	(47)	144	558
Net liabilities (assets) at 31 Dec	144,068	2,743	22,461	169,272	(2,322)	(175)	(501)	(2,998)
Notes
(i)Accretion of interest includes interest on policy loans.
(ii)Including investment component.
(iii)Other changes include movements in insurance contract liabilities arising from adjustments to remove the incurred non-cash expenses (such as depreciation and amortisation) from insurance contract asset and liability balances. In 2024, Other changes also included the net insurance and reinsurance liabilities of businesses classified as held for sale.

(b)Analysis of CSM by transition approach including JVs and associates

	Insurance contracts (including JVs and associates)
	2025 $m				2024 $m
	Contracts under MRA	Contracts under FVA	Other contracts*	Total CSM	Contracts under MRA	Contracts under FVA	Other contracts*	Total CSM
Balance at 1 Jan	1,683	3,690	17,088	22,461	1,922	4,143	16,287	22,352
Changes that relate to future service
Changes in estimates that adjust the CSM	(8)	208	1,669	1,869	(81)	131	(24)	26
New contracts in the year	–	–	2,777	2,777	–	–	2,585	2,585
	(8)	208	4,446	4,646	(81)	131	2,561	2,611
Changes that relate to current service
Release of CSM to profit or loss	(196)	(400)	(2,060)	(2,656)	(209)	(442)	(1,860)	(2,511)
	(204)	(192)	2,386	1,990	(290)	(311)	701	100
Net finance (income) expenses from insurance contracts	62	10	265	337	73	(53)	337	357
Effect of movements in exchange rates	93	123	414	630	(22)	(89)	(237)	(348)
Balance at 31 Dec	1,634	3,631	20,153	25,418	1,683	3,690	17,088	22,461
*Other contracts represent groups of insurance contracts measured under the full retrospective approach at the transition date, 1 January 2022, and groups of contracts recognised on or after the transition date.
The majority of the CSM on transition on insurance contracts under MRA arises from the Mainland China joint venture, while the majority of the CSM on transition under FVA arises from the Hong Kong and Singapore businesses.
The transition approach adopted by the Group’s main business segments for the different cohorts of their insurance contracts is summarised in the table below. The overlap between approaches reflects the fact that the approaches used vary by insurance contract portfolio and year of issue (cohort).

	FRA	MRA	FVA
	Cohort	Cohort	Cohort
Mainland China	n/a	2016 – 2021	Pre-2016
Hong Kong	2010 – 2021	n/a	Pre-2010
Singapore	2009 – 2021	n/a	Pre-2009
Malaysia	2010 – 2021 (Unit-linked) 2010 – 2021 (Non- participating)	2000 – 2009 (Unit-linked)	Pre-1999 (Unit-linked) Pre-2009 (Non- participating) Pre-2021 (Other)
Indonesia note (i)	2010 – 2021	2007 – 2009	Pre-2007
Growth markets and other	See note (ii)	See note (ii)	See note (ii)
Notes
(i)The cohorts shown are in respect of Indonesia’s unit-linked portfolios.
(ii)CSM on transition for Growth markets primarily arises from Vietnam, Taiwan and the Philippines. Vietnam has applied the FRA for cohorts from 2013 - 2021
(all businesses), MRA for cohorts from 2008 - 2012 (Participating only) and FVA for cohorts prior to 2008 (Participating) and prior to 2013 (Non-
participating). Taiwan and the Philippines have applied the FRA for cohorts from 2010 – 2021 and FVA for all cohorts prior to 2010.

	Reinsurance contracts (including JVs and associates)
	2025 $m				2024 $m
	Contracts under MRA	Contracts under FVA	Other contracts*	Total CSM	Contracts under MRA	Contracts under FVA	Other contracts*	Total CSM
Balance at 1 Jan	–	(49)	(452)	(501)	–	(63)	(1,277)	(1,340)
Changes that relate to future service
Changes in estimates that adjust the CSM	–	(1)	(57)	(58)	–	8	690	698
New contracts in the year	–	–	58	58	–	–	11	11
	–	(1)	1	–	–	8	701	709
Changes that relate to current service
Release of CSM to profit or loss	–	4	98	102	–	7	152	159
	–	3	99	102	–	15	853	868
Net finance (income) expenses from reinsurance contracts	–	(2)	(30)	(32)	–	(2)	(19)	(21)
Effect of movements in exchange rates	–	(1)	19	18	–	1	(9)	(8)
Balance at 31 Dec	–	(49)	(364)	(413)	–	(49)	(452)	(501)
*Other contracts represent groups of reinsurance contracts measured under the full retrospective approach at the transition date, 1 January 2022, and groups of contracts recognised on or after the transition date.
The CSM on transition on reinsurance contracts held primarily arises from the Hong Kong segment, which has predominantly applied the FRA to transition reinsurance cohorts from 2010 – 2021 and the FVA for reinsurance cohorts prior to 2010.
(c)Additional analysis of insurance and reinsurance contract balances by segment
The table below provides an analysis of portfolio of insurance and reinsurance contract balances, excluding assets for insurance acquisition cash flows, by segment. The balances presented include the Group’s share of insurance contract balances relating to the life business of Mainland China, India and Takaful business in Malaysia, which are accounted for on an equity method in the
Consolidated statement of financial position.

	Insurance $m				Reinsurance $m
	Liabilities (assets)
	BEL	RA	CSM	Total	BEL	RA	CSM	Total
As at 31 Dec 2025
Mainland China	15,709	184	1,603	17,496	(85)	(39)	108	(16)
Hong Kong	73,749	836	10,657	85,242	(977)	(142)	(792)	(1,911)
Indonesia	1,805	157	691	2,653	3	(9)	1	(5)
Malaysia	8,328	515	2,330	11,173	10	(14)	19	15
Singapore	42,039	952	5,558	48,549	(1,212)	(17)	284	(945)
Growth markets and other	27,435	488	4,579	32,502	62	(58)	(33)	(29)
Total insurance segments	169,065	3,132	25,418	197,615	(2,199)	(279)	(413)	(2,891)

As at 31 Dec 2024
Mainland China	14,033	168	1,484	15,685	3	(3)	(22)	(22)
Hong Kong	63,056	698	8,840	72,594	(1,220)	(84)	(738)	(2,042)
Indonesia	1,839	189	622	2,650	11	(8)	12	15
Malaysia	7,032	418	2,135	9,585	15	(12)	14	17
Singapore	34,235	815	5,160	40,210	(1,169)	(15)	267	(917)
Growth markets and other	23,873	455	4,220	28,548	38	(53)	(34)	(49)
Total insurance segments	144,068	2,743	22,461	169,272	(2,322)	(175)	(501)	(2,998)

Summarised movement analysis of insurance and reinsurance contract balances by segment

	Insurance $m
	Mainland China	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Total insurance segments
Net liabilities (assets) at 1 Jan 2024	14,833	70,073	3,142	8,394	37,419	26,765	160,626
Insurance service result	(104)	(971)	(213)	(290)	(683)	(525)	(2,786)
Net finance (income) expenses from insurance contracts
Accretion of interest on GMM contracts	286	2	48	94	7	212	649
Other net finance expense	811	(1,792)	54	857	3,672	1,800	5,402
	1,097	(1,790)	102	951	3,679	2,012	6,051
Total amount recognised in income statement	993	(2,761)	(111)	661	2,996	1,487	3,265

Effect of movements in exchange rates	(439)	376	(134)	252	(1,321)	(1,129)	(2,395)
Total amount recognised in comprehensive income	554	(2,385)	(245)	913	1,675	358	870
Total cash flows	298	4,907	(245)	279	1,170	1,661	8,070
Other changes	–	(1)	(2)	(1)	(54)	(236)	(294)
Net liabilities (assets) at 31 Dec 2024/1 Jan 2025	15,685	72,594	2,650	9,585	40,210	28,548	169,272
Insurance service result	(117)	(1,148)	(188)	(308)	(688)	(629)	(3,078)
Net finance (income) expenses from insurance contracts
Accretion of interest on GMM contracts	224	(24)	42	112	36	252	642
Other net finance (income) expense	508	8,207	247	375	4,277	1,651	15,265
	732	8,183	289	487	4,313	1,903	15,907
Total amount recognised in income statement	615	7,035	101	179	3,625	1,274	12,829
Effect of movements in exchange rates	730	(122)	(92)	1,011	2,536	344	4,407
Total amount recognised in comprehensive income	1,345	6,913	9	1,190	6,161	1,618	17,236
Total cash flows	466	5,736	(6)	397	2,232	2,404	11,229
Other changes	–	(1)	–	1	(54)	(68)	(122)
Net liabilities (assets) at 31 Dec 2025	17,496	85,242	2,653	11,173	48,549	32,502	197,615

	Reinsurance $m
	Mainland China	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Total insurance segments
Net liabilities (assets) at 1 Jan 2024	(21)	(1,389)	9	25	6	(20)	(1,390)
Insurance service result	5	279	8	12	(11)	13	306
Net finance (income) expenses from reinsurance contracts
Accretion of interest on GMM contracts	(1)	(79)	–	1	(32)	(5)	(116)
Other net finance (income) expense	1	472	(1)	–	(23)	(6)	443
	–	393	(1)	1	(55)	(11)	327
Total amount recognised in income statement	5	672	7	13	(66)	2	633

Effect of movements in exchange rates	2	(11)	(1)	1	18	1	10
Total amount recognised in comprehensive income	7	661	6	14	(48)	3	643
Total cash flows	(8)	(1,314)	–	(22)	(875)	(29)	(2,248)
Other changes	–	–	–	–	–	(3)	(3)
Net liabilities (assets) at 31 Dec 2024/1 Jan 2025	(22)	(2,042)	15	17	(917)	(49)	(2,998)
Insurance service result	7	182	7	4	(2)	31	229
Net finance (income) expenses from reinsurance contracts
Accretion of interest on GMM contracts	(1)	(99)	1	2	(55)	(6)	(158)
Other net finance (income) expense	1	259	(6)	–	47	10	311
	–	160	(5)	2	(8)	4	153
Total amount recognised in income statement	7	342	2	6	(10)	35	382
Effect of movements in exchange rates	(1)	5	–	–	(53)	11	(38)
Total amount recognised in comprehensive income	6	347	2	6	(63)	46	344
Total cash flows	–	(216)	(23)	(8)	35	(25)	(237)
Other changes	–	–	1	–	–	(1)	–
Net liabilities (assets) at 31 Dec 2025	(16)	(1,911)	(5)	15	(945)	(29)	(2,891)

(d)Contractual service margin
The following tables illustrate when the Group expects to recognise the remaining CSM in profit or loss after the reporting date based on the assumptions and economics in place at the year ends shown. Future new business is excluded.
(i)Insurance contracts – expected recognition of the CSM

	31 Dec 2025 $m
	Total as reported on the consolidated statement of financial position	Group’s share relating to JVs and associates	Total including Group’s share relating to JVs and associates
1 year or less	2,295	213	2,508
After 1 year to 2 years	2,040	185	2,225
After 2 years to 3 years	1,835	160	1,995
After 3 years to 4 years	1,634	140	1,774
After 4 years to 5 years	1,471	124	1,595
After 5 years to 10 years	5,261	444	5,705
After 10 years to 15 years	3,424	303	3,727
After 15 years to 20 years	2,091	211	2,302
After 20 years	3,189	398	3,587
Total insurance CSM	23,240	2,178	25,418

	31 Dec 2024 $m
	Total as reported on the consolidated statement of financial position	Group’s share relating to JVs and associates	Total including Group’s share relating to JVs and associates
1 year or less	2,092	214	2,306
After 1 year to 2 years	1,863	181	2,044
After 2 years to 3 years	1,666	156	1,822
After 3 years to 4 years	1,495	136	1,631
After 4 years to 5 years	1,323	119	1,442
After 5 years to 10 years	4,653	436	5,089
After 10 years to 15 years	2,988	278	3,266
After 15 years to 20 years	1,777	187	1,964
After 20 years	2,573	324	2,897
Total insurance CSM	20,430	2,031	22,461
(ii)Reinsurance contracts – expected recognition of the CSM

	31 Dec 2025 $m
	Total as reported on the consolidated statement of financial position	Group’s share relating to JVs and associates	Total including Group’s share relating to JVs and associates
1 year or less	(65)	7	(58)
After 1 year to 2 years	(56)	7	(49)
After 2 years to 3 years	(50)	6	(44)
After 3 years to 4 years	(47)	6	(41)
After 4 years to 5 years	(43)	6	(37)
After 5 years to 10 years	(128)	23	(105)
After 10 years to 15 years	(58)	16	(42)
After 15 years to 20 years	(36)	20	(16)
After 20 years	(61)	40	(21)
Total reinsurance CSM	(544)	131	(413)

	31 Dec 2024 $m
	Total as reported on the consolidated statement of financial position	Group’s share relating to JVs and associates	Total including Group’s share relating to JVs and associates
1 year or less	(55)	(4)	(59)
After 1 year to 2 years	(48)	2	(46)
After 2 years to 3 years	(45)	2	(43)
After 3 years to 4 years	(40)	2	(38)
After 4 years to 5 years	(37)	1	(36)
After 5 years to 10 years	(125)	5	(120)
After 10 years to 15 years	(64)	2	(62)
After 15 years to 20 years	(36)	1	(35)
After 20 years	(60)	(2)	(62)
Total reinsurance CSM	(510)	9	(501)
(e)Maturity analysis of the future cash flows of insurance and reinsurance contract liabilities
The following table shows the maturity profile of the expected future cash flows on a discounted basis (as included in the BEL)
relating to insurance and reinsurance contract liabilities, respectively. The amounts in the table below include the expected amounts payable on demand at a timing of when they are expected to occur over the outstanding duration of the existing business. At 31 December 2025, the amounts payable on demand from insurance contracts, excluding JVs and associates, are
$136,648 million (31 December 2024: $123,724 million).
(i)Insurance contract liabilities – expected cash flows (discounted)

	31 Dec 2025 $m
	Total as reported on the consolidated statement of financial position	Group’s share relating to JVs and associates	Total including Group’s share relating to JVs and associates
1 year or less	(1,134)	(92)	(1,226)
After 1 year to 2 years	(918)	509	(409)
After 2 years to 3 years	2,096	454	2,550
After 3 years to 4 years	4,286	495	4,781
After 4 years to 5 years	6,279	483	6,762
After 5 years to 10 years	29,121	2,746	31,867
After 10 years to 15 years	27,742	2,832	30,574
After 15 years to 20 years	21,275	2,656	23,931
After 20 years*	63,269	12,576	75,845
Total expected future cash flows from insurance contract liabilities	152,016	22,659	174,675

	31 Dec 2024 $m
	Total as reported on the consolidated statement of financial position	Group’s share relating to JVs and associates	Total including Group’s share relating to JVs and associates
1 year or less	(2,317)	(178)	(2,495)
After 1 year to 2 years	(910)	439	(471)
After 2 years to 3 years	1,140	943	2,083
After 3 years to 4 years	3,351	683	4,034
After 4 years to 5 years	4,707	772	5,479
After 5 years to 10 years	22,466	2,734	25,200
After 10 years to 15 years	21,715	2,686	24,401
After 15 years to 20 years	18,396	2,159	20,555
After 20 years*	59,394	10,687	70,081
Total expected future cash flows from insurance contract liabilities	127,942	20,925	148,867
*Including items that have no stated maturity.

(ii)Reinsurance contract liabilities – expected cash flows (discounted)

	31 Dec 2025 $m
	Total as reported on the consolidated statement of financial position	Group’s share relating to JVs and associates	Total including Group’s share relating to JVs and associates
1 year or less	103	18	121
After 1 year to 2 years	104	(1)	103
After 2 years to 3 years	60	(1)	59
After 3 years to 4 years	51	–	51
After 4 years to 5 years	45	–	45
After 5 years to 10 years	111	(1)	110
After 10 years to 15 years	14	1	15
After 15 years to 20 years	(8)	4	(4)
After 20 years	82	36	118
Total expected future cash flows from reinsurance contract liabilities	562	56	618

	31 Dec 2024 $m
	Total as reported on the consolidated statement of financial position	Group’s share relating to JVs and associates	Total including Group’s share relating to JVs and associates
1 year or less	136	11	147
After 1 year to 2 years	68	(1)	67
After 2 years to 3 years	30	(1)	29
After 3 years to 4 years	4	(1)	3
After 4 years to 5 years	4	(1)	3
After 5 years to 10 years	20	(1)	19
After 10 years to 15 years	8	1	9
After 15 years to 20 years	(6)	3	(3)
After 20 years	159	28	187
Total expected future cash flows from reinsurance contract liabilities	423	38	461
C3.4 Products and determining contract liabilities
(a)Approach to transition to IFRS 17
Transition refers to the determination of the opening balance sheet for the first year of comparative information presented under
IFRS 17 (ie at 1 January 2022). The future cash flows and risk adjustment are measured on a current basis in the same manner as they would be calculated for subsequent measurement. The key component of transition is therefore the determination of the
CSM.
The standard requires IFRS 17 to be applied retrospectively (the 'Full Retrospective Approach') unless impracticable. If a fully retrospective approach is impracticable there is an option to choose either a Modified Retrospective Approach or a Fair Value
Approach. Prudential has adopted the Modified Retrospective Approach for cohorts of business for which expected cash flows at the date of initial recognition are not available but where actual historical cash flows are available. If reasonable and supportable information necessary to apply the modified retrospective approach is not available, the fair value approach must be applied.
The CSM of the groups of insurance contracts transitioned under retrospective approaches (ie full retrospective approach and modified retrospective approach) has been calculated as if the Group had only prepared annual financial statements before the transition date (ie transition CSM has been measured using a year-to-date approach).
Full retrospective approach (FRA)
Under the FRA, each group of insurance contracts has been identified, recognised and measured as if IFRS 17 had always applied.
The CSM was calculated at initial recognition of a group of contracts based on the facts and circumstances at that time (ie without use of hindsight). This CSM was then rolled forward to the transition date in line with the requirements of the standard.
Modified retrospective approach (MRA)
The objective of the MRA is to achieve the closest possible outcome to retrospective application using reasonable and supportable information without undue cost and effort. A number of specific modifications are permitted under the MRA. The Group has adopted the following modifications:
–To use information at the transition date to identify insurance contract groups;
–To use information at the transition date to assess eligibility for the variable fee approach; and
–To use information at the transition date to identify discretionary cash flows.

General measurement model (GMM)
Under the MRA for GMM business, the cash flows at the date of initial recognition of a group of insurance contracts have been estimated as the cash flows at the earliest available date (ie the first year when the FRA is practicable, referred to as the 'earlier date'), adjusted by the cash flows that are known to have occurred between these two dates. A number of further specific modifications are permitted. The Group has adopted the following modifications:
–To estimate the risk adjustment at the date of initial recognition as the risk adjustment at the earlier date adjusted by the expected release of risk before that date based on the risk adjustment release pattern for similar contracts;
–To estimate CSM amortisation in line with run-off of the coverage units; and
–If there is a loss component at initial recognition, to estimate the amount allocated to the loss component before the transition date using a systematic allocation consistent with the modifications adopted above.
Discount rates at the date of initial recognition were determined using observable market data at that date.
Variable fee approach (VFA)
Under the MRA for VFA business, the CSM at the transition date for a group of insurance contracts has been determined as:
–The total fair value of the underlying items at that date; minus
–The fulfilment cash flows at that date; plus or minus
–An adjustment for:
–Amounts charged to policyholders before that date;
–Amounts paid before that date not varying with underlying items;
–The change in the risk adjustment caused by the release from risk before that date; and minus
–An estimate of the amounts that would have been recognised in profit or loss for services provided before the transition date by comparing the remaining coverage units at the transition date with the coverage units provided under the group of contracts before the transition date.
In implementing this approach, the amounts charged to policyholders, the amounts paid not varying with underlying items and coverage units have been adjusted for the time value of money.
Fair value approach (FVA)
The insurance contracts of the Group under the FVA generally represent groups of contracts that were written many years ago where suitable historical information required to apply the retrospective transition approaches is no longer practicably available.
Under the FVA, the CSM at the transition date is the difference between the fair value of the insurance contracts, determined in accordance with IFRS 13 Fair Value Measurement, and the fulfilment cash flows at that date.
IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of groups of insurance contracts has therefore been interpreted as the compensation that a market participant would require for taking on the relevant obligation under the contracts.
The fair value has been determined using a cost of capital approach by reference to a quantum of capital required to be held in order to fulfil the contracts and a required return on that capital. Expected cash flows and the required locked-in capital are projected forward over the duration of the groups of contracts and discounted at the required rate of return. These calculations are based on the following key assumptions:
–The expected cash flows reflect the future cost that a market participant would expect to incur in fulfilling the obligations under the contracts. The fair value has been based on the same scope of cash flows as are included in the calculation of the best estimate liability. In particular, the same contract boundaries are assumed in the calculation of the fair value and best estimate liability. However, the measurement of those cash flows need not be the same.
–The required locked-in capital is the level of capital realistically required for a business to operate in the relevant jurisdiction.
–The required rate of return is compensation the Group would expect a market participant to require to enter into a transaction to transfer the liability associated with the insurance contracts at the transition date. This return has been determined using the capital asset pricing model, including allowance for both financial risk and uncertainty in non-financial risk.
A number of specific modifications are permitted under the FVA. The Group has adopted the following modifications:
–To use information at the transition date to identify groups of insurance contracts;
–To use information at the transition date to assess eligibility for the VFA;
–To use information at the transition date to identify discretionary cash flows;
–To use information at the transition date to assess whether a contract meets the definition of an investment contract with DPF;
and
–To group annual cohorts of business.

(b)Measurement of insurance and reinsurance contracts
Level of aggregation and initial recognition
Insurance contracts are aggregated into groups for measurement purposes. Groups of insurance contracts are determined by identifying portfolios of insurance contracts, each comprising contracts subject to similar risks and managed together, and dividing each portfolio into annual cohorts (ie by year of issue) and each annual cohort into groups based on the profitability of contracts.
Portfolios of reinsurance contracts held are assessed for aggregation separately from portfolios of insurance contracts issued.
When determining 'similar risks' the Group does not divide risks within a contract, eg riders sold under a single contract would not be split by risk type. The Group have therefore identified three broad categories of risks referred to as 'dominant' risks, namely, protection, investment and to a less material extent longevity. The requirement 'managed together' is assessed within the geographical boundary of each local business unit. Each ring-fenced fund is considered to be managed separately.
Under IFRS 17 groups of contracts are measured on initial recognition as the total of:
–Fulfilment cash flows, comprising the best estimate of the present value of future cash flows within the contract boundary that are expected to arise and an explicit risk adjustment for non-financial risk; and
–A CSM that represents the deferral of any day-one gains arising on initial recognition.
Day-one losses, any subsequent losses on onerous contracts and reversal of those losses arising from groups of insurance contracts are recognised directly in the income statement. For groups of reinsurance contracts held, any net gains or losses at initial recognition are recognised as CSM unless the net cost of purchasing reinsurance relates to past events, in which case such net cost is recognised immediately in the income statement.
Separating components
A contract has an investment component if there is an amount (which could be zero) that the contract requires the entity to repay to the policyholder in all circumstances that have commercial substance. The surrender value, net of policy loans (where these exist), is accounted as the investment component of a contract. Participating and non-participating (such as whole-life and endowment) contracts have explicit surrender values. There are a relatively small number of products that do not have a surrender value, and the investment components of these contracts are determined on a case-by-case basis. The non-distinct investment components are excluded from insurance revenue and insurance service expenses.
At initial recognition, the Group is required to separate the following components and account for them as if they were stand-alone contracts.
–Distinct investment components. An investment component is distinct if and only if (a) the insurance and investment components are not highly interrelated and (b) a contract with equivalent terms is, or could be, sold separately in the same market or jurisdiction.
–Embedded derivatives that do not meet the definition of an insurance contract and whose economic characteristics and risks are not closely related to those of the host contract.
–Distinct services other than insurance contract services. A service component is distinct if it is not highly interrelated with the insurance component and the entity provides no significant service in integrating the service component with the insurance component.
There are no material instances within the Group where distinct investment components, distinct services or embedded derivatives are separated from insurance contracts.
Asset management services for investments held under an insurance contract are not separated.
Subsequent measurement of CSM
Under IFRS 17 insurance contracts are measured under the GMM, VFA or PAA. The Group predominantly uses the VFA and GMM, depending on the specific characteristics of the insurance contracts. The Group makes very limited use of the PAA for some small portfolios of short duration contracts. Reinsurance contracts held are measured under the GMM.
The CSM calculated under the VFA relates to the Group’s with-profits and shareholder-backed participating products and unit-
linked products with a low proportion of protection riders. The CSM calculated under the GMM includes the Group’s non-profit protection products and unit-linked products with a high proportion of protection riders.
The CSM of each group of contracts is calculated at each reporting date as follows.
The carrying amount of the CSM of contracts measured under the GMM at each reporting date is the carrying amount at the start of the year, adjusted for: (a) the CSM of any new contracts that are added to the group in the year; (b) interest accreted at locked-in discount rate; (c) changes in fulfilment cash flows arising from operating assumption changes and variances that relate to future services except for those relating to onerous contracts; (d) the effect of currency exchange differences on the CSM; and
(e) the amount of CSM recognised in profit or loss in the year based on the coverage units.
The carrying amount of the CSM of contracts measured under the VFA at each reporting date is the carrying amount at the start of the year, adjusted for: (a) the CSM of any new contracts that are added to the group in the year; (b) the change in the amount of the Group’s share of the fair value of the underlying items; (c) changes in fulfilment cash flows arising from both operating and economic assumption changes and variances that relate to future services except for those relating to onerous contracts; (d) the effect of currency exchange differences on the CSM; and (e) the amount of CSM recognised in profit or loss in the year based on the coverage units.
The table below provides a description of the material features of each of the key products written by the Group, together with the measurement model used to determine their contract liabilities under IFRS 17.

Contract type	Description and material features	Measurement model
With-profits contracts (written in Hong Kong, Singapore and Malaysia)
Provides savings and/or protection where the basic
sum assured can be enhanced by a profit share (or
bonus) from the underlying fund as determined at
the discretion of the local business unit.
With-profits products often offer a guaranteed
maturity or surrender value. Declared regular
bonuses are guaranteed once vested. Future bonus
rates and cash dividends are not guaranteed. Market
value adjustments and surrender charges are used
for certain products where the law permits such
adjustments. Guarantees are predominantly
supported by the segregated funds and their estates.
Additional health and protection benefits can be
provided through riders (which are not separated
from the base with-profits contracts).

All with-profits contracts of the Group written in Hong
Kong, Singapore and Malaysia are measured using the
VFA model.
The shareholders’ share of the excess of the assets of
the with-profits funds over policyholder liabilities is
recognised within shareholders’ equity.

Other participating contracts	Similar to the with-profits contracts, other participating contracts include savings and/or protection elements, with policyholders and shareholders sharing in the returns of the underlying funds.
Other participating contracts of the Group are
measured under the VFA model except for the contracts
without distinct segregated funds written by the
Group’s life joint venture in Mainland China, where the
GMM approach is applied.

Unit-linked contracts
Combines savings with health and protection riders
(which, under IFRS 17, are not separated from the
base contract). The cash value of the policy primarily
depends on the value of the underlying unitised
funds.

Unit-linked contracts are measured either under the
VFA or the GMM depending on the relative size of the
savings and protection benefits of the contract. The
larger the protection component the more likely the
contract is required to be measured under the GMM.

Health and protection – Shareholder- backed participating critical illness contracts
Shareholder-backed participating critical illness
contracts are written by the Group’s Hong Kong
business. These products combine critical illness and
death benefits with a savings element. These are
whole life products and have regular premium
payments with a limited payment term.
Shareholder-backed participating critical illness contracts are measured under the VFA.
Health and protection – Other
In addition to supplementary heath and protection
contract products attached to with-profits and unit-
linked contracts described above, the Group also
offers stand-alone health and protection products.
These are non-participating contracts that provide
mortality and/or morbidity benefits including health,
disability, critical illness and accident coverage.
Stand-alone non-par health and protection (excluding shareholder-backed participating critical illness) contracts are measured under the GMM.
Non- participating term, whole life and endowment assurance contracts
Non-participating savings and/or protection where
the benefits are guaranteed, determined by a set of
defined market-related parameters, or determined at
the discretion of the local business unit. These
products often offer a guaranteed maturity and/or
surrender value. It is common in Asia for regulations
or market-driven demand and competition to provide
some form of capital value protection and minimum
crediting interest rate guarantees. This is reflected
within the guaranteed maturity and surrender
values. Guarantees are supported by shareholders.
These contracts are measured under the GMM.
The fair value of underlying items of the Group’s direct participating contracts at 31 December 2025, excluding the Group’s share of the amounts that relate to life JVs and associates, is $157,825 million (31 December 2024: $133,641 million). The Group’s direct participating contracts are the contracts that are measured under the VFA model and as discussed in the table above comprise primarily the Group’s with-profits, unit-linked and shareholder-backed participating critical illness contracts. Those underlying items comprise primarily investments in debt securities, equity securities and holdings in collective investment schemes. The underlying items also include the related reinsurance assets and the policyholders’ interest in the excess net assets of relevant participating funds.

(c)Reinsurance contracts held
The Group cedes certain business to other insurance companies. Although the ceding of insurance does not relieve the Group from its liability to its policyholders, the Group participates in such agreements largely for the purpose of managing its loss exposure.
The Group evaluates the financial condition of its reinsurers and monitors concentration of credit risk from similar geographic regions, activities or economic characteristics of the reinsurers to minimise its exposure from reinsurer insolvencies. 98 per cent
(31 December 2024: 99 per cent) of the Group’s reinsurance contract BEL that are assets, excluding the Group’s share of the balances held by life joint ventures and associates, are held with reinsurers with a rating of A- and above by Standard & Poor’s or other external rating agencies by reference to the reinsurance BEL.
The reinsurance contracts held primarily relate to business written in Hong Kong and Singapore. The Group cedes insurance and investment risk to limit exposure to underwriting losses and investment performance volatility under various agreements that cover individual risks, group risks or defined blocks of business, on a co-insurance, surplus, quota share or catastrophe excess of loss basis. The amount of each risk retained depends on the evaluation of the specific risk, subject to certain circumstances, to internally set maximum limits based on characteristics of coverage.
As required by IFRS 17, all reinsurance contracts held by the Group are measured using the GMM.
A group of reinsurance contracts held is recognised on the following date:
–Reinsurance contracts held by the Group that provide proportionate coverage: The later of the start date of the coverage period and the date on which any underlying insurance contract is initially recognised. This applies to the Group’s quota share reinsurance contracts.
–Other (non-proportionate) reinsurance contracts held by the Group: The earlier of beginning of the coverage period of the group of reinsurance contracts or the recognition date of an underlying onerous group of insurance contracts issued.
–Reinsurance contracts held acquired via a business acquisition/combination: The date of the business acquisition/combination.
On initial recognition, the CSM of a group of reinsurance contracts held represents a net cost or net gain on purchasing reinsurance. It is measured as the equal and opposite amount of the total of (a) the fulfilment cash flows, (b) any amount arising from the derecognition of any assets or liabilities previously recognised for cash flows related to the group, (c) any cash flows arising at that date, and (d) any income recognised in profit or loss because of onerous underlying contracts recognised at that date. However, if the net cost of purchasing reinsurance relates to past events, the Group recognises the net cost immediately in profit or loss.
The carrying amount at the end of each reporting period of a group of reinsurance contracts held is measured in the same way as the underlying insurance contracts under GMM. Reinsurance contracts held are subject to the same modification requirements as insurance contracts.
C4 Intangible assets
C4.1 Goodwill
Business combination
Business acquisitions are accounted for by applying the purchase method of accounting, which adjusts the net assets of the acquired company to fair value at the date of purchase. The excess of the acquisition consideration over the fair value of the assets and liabilities of the acquired business is recorded as goodwill. The Group chooses the full goodwill method or the partial goodwill method to calculate goodwill on an acquisition-by-acquisition basis. Expenses related to acquiring new subsidiaries are charged to the income statement in the period in which they are incurred and not included in goodwill. Income and expenses of acquired businesses are included in the income statement from the date of acquisition.
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
Goodwill
Goodwill is capitalised and carried on the Consolidated statement of financial position as an intangible asset at initial value less any accumulated impairment losses. Goodwill impairment testing is conducted annually and when there is an indication that the goodwill may be impaired.
Goodwill shown on the Consolidated statement of financial position represents amounts allocated to businesses in Asia in respect of both acquired asset management and life businesses.

	2025 $m	2024 $m
Carrying value at 1 Jan	848	896
Exchange differences	54	(7)
Reclassification as held for sale	–	(41)
Carrying value at 31 Dec	902	848
Impairment testing
Goodwill does not generate cash flows independently of other groups of assets and thus is assigned to CGUs for the purposes of impairment testing. These CGUs are based upon how management monitors the business and represent the lowest level to which goodwill can be allocated on a reasonable basis. Of the carrying value at 31 December 2025, $490 million (31 December 2024:
$450 million) relates to asset management business in Thailand and $244 million (31 December 2024: $230 million) relates to the acquisition of UOB Life in Singapore. Other goodwill amounts are allocated across CGUs, which are not individually material.
Goodwill is tested for impairment by comparing the CGU’s carrying amount, including any goodwill, with its recoverable amount.
The Group’s methodology of assessing whether goodwill may be impaired for acquired life and asset management operations is discussed below.

For acquired life businesses, the Group routinely compares the aggregate of net asset value and acquired goodwill on an IFRS basis of the acquired life business with the value of the current in-force business as determined using its embedded value methodology. Any excess of IFRS value over TEV carrying value is then compared with a projection of future new business to determine whether there is any indication that the goodwill in the IFRS statement of financial position may be impaired. The methodology and assumptions underpinning the Group’s TEV basis of reporting are included in the TEV basis supplementary information in this Annual Report.
The goodwill in respect of asset management businesses comprises mainly the goodwill arising from the acquisition of Thanachart
Fund Management Co., Ltd in 2019 and TMB Asset Management Co., Ltd in Thailand in 2018. The two acquired entities were merged as Eastspring Asset Management (Thailand) Co., Ltd in 2022. The goodwill impairment testing for these businesses is prepared as a single CGU reflecting that these businesses are managed together. The recoverable amount has been determined by calculating the value in use of the combined business calculated using a discounted cash flow valuation.
For the combined Thailand asset management business, the valuation is based on a number of key assumptions for both years as follows:
–Cash flow projections based on the latest 5-year business plan or forecast;
–A constant growth rate of 3.5 per cent on forecast cash flows beyond the terminal year of the cash flow projection period;
–The risk discount rate applied in accordance with the nature of the businesses. The pre-tax discount rate applied is 9.0 per cent;
and
–The continuation of asset management contracts on similar terms.
The key assumptions used in the impairment testing, including the cash flow projections, are subject to fluctuations in the external economic conditions and how these impact investor sentiment. No material impairment, in the context of the Group's current financial position, is expected to occur if a reasonably possible change is made to each of the individual key assumptions, which the Group has taken to be a 10 per cent fall in cash flow projections, a 1 per cent fall in the growth rate or a 1 per cent increase in the discount rate. A more significant change in the key assumptions or a combination of effects could have a larger impact on the recoverable value and so there are circumstances where a more material impairment could occur.
C4.2 Other intangible assets
Intangible assets acquired on the purchase of a subsidiary or portfolio of contracts are measured at fair value on acquisition. Other intangible assets, such as distribution rights and software, are valued initially at the price paid to acquire or cost to develop them and are subsequently carried at cost less amortisation and any accumulated impairment losses. For intangibles other than goodwill, amortisation follows the pattern in which the future economic benefits are expected to be consumed. If the pattern cannot be determined reliably, a straight-line method is applied. For software, the amortisation generally represents the licence period of the software acquired. Amortisation of intangible assets is charged to the Consolidated income statement and allocated between attributable and non-attributable expenses for the Group's insurance entities as shown in note B2. Impairment testing is conducted when there is an indication that the intangible asset may be impaired.

	2025 $m			2024 $m
	Distribution rights	Other intangibles	Total	Distribution rights	Other intangibles	Total
	note (i)	note (ii)		note (i)	note (ii)
Balance at 1 Jan
Cost	5,762	570	6,332	5,585	537	6,122
Accumulated amortisation and other charges	(2,203)	(305)	(2,508)	(1,876)	(260)	(2,136)
	3,559	265	3,824	3,709	277	3,986
Additions	491	48	539	198	62	260
Amortisation and other charges	(389)	(62)	(451)	(331)	(58)	(389)
Disposals and transfers	–	(3)	(3)	(4)	(14)	(18)
Exchange differences and other movements	38	11	49	(13)	(2)	(15)
Balance at 31 Dec	3,699	259	3,958	3,559	265	3,824
Comprising:
Cost	6,302	624	6,926	5,762	570	6,332
Accumulated amortisation and other charges	(2,603)	(365)	(2,968)	(2,203)	(305)	(2,508)
Balance at 31 Dec	3,699	259	3,958	3,559	265	3,824
Notes
(i)Distribution rights relate to amounts that have been paid or have become unconditionally due for payment as a result of past events in respect of the bancassurance partnership arrangements for the bank distribution of Prudential’s insurance products for a fixed period of time. The distribution rights amounts are amortised on a basis to reflect the pattern in which the future economic benefits are expected to be consumed by reference to new business production levels.
(ii)Included within other intangibles are software and licence fees.

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
C5.1 Core structural borrowings of shareholder-financed businesses

	31 Dec 2025 $m	31 Dec 2024 $m
Subordinated debt
US$750m 4.875% notes	750	750
£435m 6.125% notes 2031	583	542
US$1,000m 2.95% notes 2033	998	997
SGD 600m 3.80% notes 2035 note (i)	464	–
Senior debt note (ii)
£250m 5.875% notes 2029	325	299
US$1,000m 3.125% notes 2030	992	990
US$350m 3.625% notes 2032	347	347
Total core structural borrowings of shareholder-financed businesses	4,459	3,925
Notes
(i)On 22 May 2025, Prudential Funding (Asia) plc, a wholly owned subsidiary of the Group, issued SGD 600 million 3.80 per cent subordinated debt maturing on
22 May 2035 with proceeds, net of costs, of US$462 million. Under IFRS 9, the Group has designated this SGD-denominated borrowing as a net investment hedge of the currency risk related to the Group’s investment in the Singapore business.
(ii)The senior debt ranks above subordinated debt in the event of liquidation.
C5.2 Operational borrowings

	31 Dec 2025 $m	31 Dec 2024 $m
Borrowings in respect of short-term fixed income securities programmes (commercial paper)	520	527
Lease liabilities under IFRS 16	310	257
Other borrowings	1	13
Total operational borrowings	831	797

C6 Risk and sensitivity analysis
The Group’s risk framework and the management of risks attaching to the Group’s consolidated financial statements including financial assets, financial liabilities and insurance liabilities, together with the inter-relationship with the management of capital, have been included in the audited sections of the Risk review report.
The financial and insurance assets and liabilities on the Group’s statement of financial position are, to varying degrees, subject to market and insurance risk and other changes of assumptions that may have an effect on IFRS basis profit or loss and shareholders’ equity as described below. The market and insurance risks and also sustainability-related risks, including how they affect Group’s operations and how these are managed, are discussed in the Risk review report referred to above. The sustainability-related risks discussed in the Risk review report include in particular the potential long-term impact of environmental risks associated with climate change (including physical and transition risks) on the Group’s investments and liabilities.
During 2025 the Group continued to perform scenario testing of plausible global responses to climate change, which assess the possible financial consequences of climate change on the Group's business. Though the Group faces potential financial risks and impacts from plausible global responses to climate change, the results for the Group’s scenario testing are not outside observed market volatility, suggesting no immediate need for explicit climate considerations in the current valuations of the Group’s investment portfolio. The Group remains mindful of the limitations within the results of the scenario testing and that the models for the testing continue to change and evolve. Additionally, the Group’s climate scenario analysis currently does not incorporate potential management actions the Group could take to mitigate adverse impacts of climate change. Given the current lack of developed methodologies and tools to isolate climate-related illnesses and deaths, the Group is currently unable to robustly isolate the effects of climate on morbidity and mortality risks on the Group’s life and health book. At this stage, the Group’s claims and lapses assumptions for its life and health insurance business do not include additional assumptions related to the impacts of climate change over and above those that arise from the annual review of experience. The Group continues to monitor industry practice, and will over time refine its approach as data quality and methodologies improve.
The Group benefits from diversification achieved through the geographical spread of the Group’s operations and, within those operations, through a broad mix of product types. The simplified sensitivities below are calculated at the individual business unit level and aggregated to show the Group impact and no group-level adjustments from diversification have been made.
Relevant correlation factors include:
–Correlation across geographic regions for both financial and non-financial risk factors; and
–Correlation across risk factors for mortality and morbidity, expenses, persistency and other risks.
The geographical diversity of the Group’s business means that it has some exposure to the risk of foreign exchange rate fluctuations where a group undertaking has a functional currency that differs from the US dollar, the Group’s presentation currency. Consistent with the Group’s accounting policies, the profits of these business units are translated at average exchange rates and shareholders’ equity at the closing rate for the reporting period. For 2025 and 2024, the rates for the most significant operations are given in note A1. The Group has no exposure to currency fluctuation from business units that operate in USD, or currencies pegged to the USD (such as HKD), and reduced exposure to currencies partially managed to the USD within a basket of currencies (such as SGD). The impact of changes of foreign exchange rates on the Group’s assets and liabilities from the above exposure, after reflecting the impact of the designated net investment hedge, is recorded as part of other comprehensive income and in 2025 represented a gain of $443 million (2024: loss of $(309) million), which corresponds to 3 per cent of opening shareholders’ equity (2024: 2 per cent). Additionally, note B1.1 ‘Segment results’ shows the Group’s segment and total profit for
2024 as if it had been prepared using the same exchange rates as 2025 (ie on a CER basis) giving an indication of how foreign exchange rates impact the Group’s profit or loss.
A 5 per cent decrease (weakening of the US dollar) or increase (strengthening of the US dollar) in these rates would have increased or decreased profit for the year and shareholders’ equity of the Group respectively as follows:

	31 Dec 2025 $m		31 Dec 2024 $m
Change in local currency to $ exchange rates	Decrease of 5%	Increase of 5%	Decrease of 5%	Increase of 5%
Profit after tax for the year	123	(111)	102	(92)
Shareholders’ equity	747	(676)	624	(565)
The Group is also exposed to foreign exchange gains and losses on assets and liabilities held by the Group’s undertakings in a currency other than their functional currency. These will often be managed by derivatives or by having assets and liabilities that match in terms of currency.
C6.1 Sensitivity to key market risks
The table below shows the sensitivity of the Group's profit after tax, shareholders’ equity and CSM as at 31 December 2025 and
2024 to the following market risks:
–1 per cent increase and 0.5 per cent decrease in observable risk-free interest rates (as described in note A3) in isolation and subject to a floor of zero; and
–Instantaneous 10 per cent rise and 20 per cent fall in the market value of equity and property assets. The equity risk sensitivity analysis assumes that all equity indices fall by the same percentage.
The sensitivity results assume instantaneous market movements and hence reflect the current investment portfolio and all consequential impacts as at valuation date. If the economic conditions set out in the sensitivities persisted, the financial impacts may differ to the instantaneous impacts shown below. These sensitivity results allow for limited management actions such as changes to future policyholder bonuses and re-pricing for medical business, where applicable. In practice, the market movements would be expected to occur over time and rebalancing of investment portfolios would likely be carried out to mitigate the impact of the stresses as presented below. Management could also take additional actions to help mitigate the impact of these stresses, including but not limited to, market risk hedging, increased use of reinsurance, repricing of in-force benefits, changes to new business pricing and the mix of new business being sold.
The sensitivity of the Group’s results to market risks primarily arises from the Group’s insurance businesses.

The impact of changes in interest rates and equity values impacts both assets and liabilities. For assets backing insurance contract liabilities and those related liabilities, these impacts will vary depending on whether insurance contracts are classified as VFA or
GMM. In addition, there will be impacts from other shareholder assets that back IFRS shareholders’ equity rather than insurance contract liabilities. The vast majority of the Group’s investments are classified as FVTPL and so movements as a result of interest rate and equity markets directly impact profit, unless they are offset by corresponding movements in the Group’s liabilities.
For VFA contracts (which include the majority of the Group’s participating and unit-linked contracts but not all as discussed in note
A3), movements in underlying assets are matched by a movement in insurance liabilities. Changes in BEL and RA as a result of a change in discount rate or from changes in the variable fee (that is dependent on the value of underlying assets) are taken as a change to the CSM with no immediate impact on profit or shareholders’ equity. There will, however, be an impact on profit and shareholders’ equity from changes to the CSM amortisation as a result of changes both to the CSM and the discounting of the coverage units. Onerous contracts with no CSM will also have impacts going directly to the income statement.
For GMM contracts, the CSM is calculated on a locked-in basis (ie using discount rates applied at the dates of initial recognition of each group of contracts), whereas the BEL and RA are calculated using a current discount rate. This accounting mismatch passes through the income statement. The impact will depend on whether the BEL is an asset or a liability. For BEL assets, which are largely offset by CSM liabilities (ie for certain protection contracts where future premiums are expected to exceed future claims and expenses), increases in interest rates will reduce the BEL asset with no impact on the CSM liability and hence reduce profit.
For a BEL liability, where the BEL and CSM liabilities are backed by invested assets (eg certain universal life contracts), there are likely to be offsetting asset impacts (for example BEL liabilities and bond values will both reduce as interest rates increase) and the impact on profit will be dependent on any mismatches between assets and liabilities together with the impact of the CSM being calculated on a locked-in basis.
For other shareholder assets that are not backing insurance contract liabilities, increases in interest rates and falls in equity markets reduce asset values, which under the Group’s accounting policy pass directly through the income statement and hence reduce profit (vice versa for decreases in interest rates and increases in equity markets).
The income statement volatilities stated above lead to a volatility in the shareholders’ equity to the same extent.
For the Group’s asset management business, Eastspring, the profit for the period is sensitive to the level of assets under management as this significantly affects the value of management fees earned by the business in the current and future periods.
Assets under management will rise and fall as market conditions change with a consequential impact on profitability. The effect on future asset management fees is not reflected in the table below.
In addition, Eastspring holds a small amount of investments directly on its balance sheet, including investments in respect of seeding capital into retail funds it sells to third parties (see note C1.1). Eastspring’s profit will therefore have some direct exposure to the market movements of these investments.
At 31 December 2025 and 2024, the Group’s central operations did not hold significant financial investments other than short-
term deposits and money market funds held by the Group’s treasury function for liquidity purposes and so there is immaterial sensitivity to market movements for these investments. In addition, the central operations hold some derivatives that are used to reduce or manage investment, interest rate and currency exposures.

Base values	2025 $m	2024 $m
Profit after tax for the year for the Group	4,119	2,415
Group shareholders’ equity as at 31 Dec	20,117	17,492
CSM as at 31 Dec including JVs and associates	25,005	21,960

	31 Dec 2025 $m		31 Dec 2024 $m
Interest rates and consequential effects	-0.5%	+1%	-0.5%	+1%
Increase (decrease) to shareholders’ equity:
Financial assets note	8,805	(15,413)	7,690	(13,462)
Net insurance contract liabilities (including CSM) note	(8,169)	14,000	(7,324)	12,474
Net effect on shareholders' equity	568	(1,222)	348	(878)
Increase (decrease) to profit after tax:
Net effect on profit after tax	609	(1,299)	380	(940)
Increase (decrease) to CSM liability:
CSM note	390	(1,069)	395	(975)

	31 Dec 2025 $m		31 Dec 2024 $m
Equity/property market values	-20%	+10%	-20%	+10%
Increase (decrease) to shareholders’ equity:
Financial assets note	(16,935)	8,374	(14,133)	7,075
Net insurance contract liabilities (including CSM) note	15,802	(7,855)	13,132	(6,628)
Net effect on shareholders' equity	(756)	341	(689)	302
Increase (decrease) to profit after tax:
Net effect on profit after tax	(817)	370	(738)	325
Increase (decrease) to CSM liability:
CSM note	(1,937)	917	(1,479)	651
Note
The sensitivity effects shown above reflect the pre-tax effects on the financial assets, net insurance contract liabilities and CSM as presented on the Consolidated statement of financial position, together with the Group’s share of the relevant amounts of its joint ventures and associates. Changes to the results of the Africa insurance operations from interest rate or equity price changes would not materially impact the Group’s results.
The sensitivity of the Group’s businesses presented as a whole at a given point in time will also be affected by a change in the relative size of the individual businesses.

C6.2 Sensitivity to insurance risks
For insurance operations, adverse persistency experience can impact the overall IFRS profitability of certain types of business written. This risk is managed at a business unit level through regular monitoring of experience and the implementation of management actions as necessary. These actions could include product enhancements or increased management focus on premium collection, as well as other customer retention efforts. The potential financial impact of lapses is often mitigated through the specific features of the products, eg surrender charges, or through the availability of premium holiday or partial withdrawal policy features. The effects of these management actions have not been factored into the sensitivities below.
In addition, many of the business units are exposed to mortality and morbidity risk and changes in maintenance expense level.
Changes to the assumed levels of persistency, mortality, morbidity and expenses from that when the contract is first recognised will impact the overall profitability of the insurance contract. These risks are managed on a portfolio basis and reinsurance can be used to mitigate the risk the Group has. In particular for certain medical contracts, product repricing is a key management action that is embedded in the process to mitigate morbidity risk. A degree of medical product repricing is assumed to have been undertaken in the mortality and morbidity sensitivity results shown in the table below.
In terms of the impact on the Group’s financial results, changes to shareholders’ equity or profit or loss will occur over the life of the contract, as changes to future cash flows from altered assumptions are recognised as an increase or decrease of CSM (except for onerous contracts), which is then amortised to profit and loss (and hence shareholders’ equity) over time.
The table below shows how the shareholders’ equity and CSM would have increased or decreased if changes in the future assumptions in insurance risk that were reasonably possible at the reporting date had occurred. This analysis presents the sensitivities both before and after risk mitigation by reinsurance and assumes that the other variables remain constant.

	2025 $m
	Net effect on shareholders’ equity and profit after tax attributable to equity holders		Net effect on CSM
Sensitivity to insurance risk:	Gross of reinsurance	Net of reinsurance	Gross of reinsurance	Net of reinsurance
Maintenance expenses – 10% increase	(77)	(75)	(487)	(489)
Lapse rates – 10% increase	(152)	(110)	(1,620)	(1,775)
Mortality and morbidity – 5% increase	(115)	(105)	(813)	(341)

	2024 $m
	Net effect on shareholders’ equity and profit after tax attributable to equity holders		Net effect on CSM
Sensitivity to insurance risk:	Gross of reinsurance	Net of reinsurance	Gross of reinsurance	Net of reinsurance
Maintenance expenses – 10% increase	(73)	(72)	(422)	(424)
Lapse rates – 10% increase	(97)	(72)	(1,435)	(1,593)
Mortality and morbidity – 5% increase	(110)	(108)	(689)	(269)
A 10 per cent decrease in the maintenance expense and lapse rate assumptions would have a broadly similar opposite effect on profit and shareholders’ equity to the sensitivities shown above. The effect from a 5 per cent decrease in mortality and morbidity assumptions is dependent on the degree of product repricing assumed to have been undertaken.
C7 Tax assets and liabilities
Accounting policies on deferred tax are included in note B3. Deferred tax assets and deferred tax liabilities in the statement of financial position are offset at an entity level (or in some cases at a jurisdiction level where relevant tax grouping rules apply) as permitted under IAS 12.
C7.1 Current tax
At 31 December 2025, of the $77 million (31 December 2024: $31 million) current tax recoverable, the majority is expected to be recovered within 12 months of the reporting period.
At 31 December 2025, the current tax liability of $273 million (31 December 2024: $238 million) includes $77 million
(31 December 2024: $95 million) of provisions for uncertain tax matters. Further detail is provided in note B3.2.

C7.2 Deferred tax
The statement of financial position contains deferred tax assets of $119 million (31 December 2024: $142 million) and deferred tax liabilities of $1,830 million (31 December 2024: $1,514 million), which are presented on a net basis in each of the categories below for the purpose of this movement analysis only:

	2025 $m
	Net deferred tax liabilities (assets) at 1 Jan	Movement in income statement	Other movements including foreign exchange movements	Net deferred tax liabilities (assets) at 31 Dec
Unrealised losses or gains on investments	148	71	6	225
Balances relating to insurance and reinsurance contracts	1,408	190	78	1,676
Short-term temporary differences	(60)	22	–	(38)
Unused tax losses	(124)	(20)	(8)	(152)
Net deferred tax liabilities	1,372	263	76	1,711

	2024 $m
	Net deferred tax liabilities (assets) at 1 Jan	Movement in income statement	Other movements including foreign exchange movements	Net deferred tax liabilities (assets) at 31 Dec
Unrealised losses or gains on investments	129	32	(13)	148
Balances relating to insurance and reinsurance contracts	1,170	260	(22)	1,408
Short-term temporary differences	(94)	28	6	(60)
Unused tax losses	(111)	(17)	4	(124)
Net deferred tax liabilities	1,094	303	(25)	1,372
At 31 December 2025, the Group has applied the mandatory exemption from recognising and disclosing information on deferred tax assets and liabilities in respect of Pillar Two income taxes as required by IAS 12 ‘Income Taxes’.
At 31 December 2025 the Group has unused tax losses and deductible temporary differences of $1,947 million (31 December
2024: $1,477 million) in respect of which no deferred tax asset has been recognised. Of the unrecognised amounts, $176 million
(31 December 2024: $123 million) relates to unused tax losses that will expire within the next ten years (potential tax benefit:
$39 million) and the remainder of $1,947 million (31 December 2024: $1,354 million) has no expiry date (potential tax benefit:
$373 million).
Some of the Group’s businesses are located in jurisdictions in which a withholding tax charge is incurred upon the distribution of earnings. At 31 December 2025, deferred tax liabilities of $344 million (31 December 2024: $262 million) have not been recognised in respect of such withholding taxes as the Group is able to control the timing of the distributions and it is probable that the timing differences will not reverse in the foreseeable future.
C8 Share capital, share premium and own shares
Shares are classified as equity when their terms do not create an obligation to transfer assets. Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of the shares, net of share issue costs, and the nominal value of the shares issued, is credited to share premium. Where the Group purchases shares for the purposes of employee incentive plans, the consideration paid, net of issue costs, is deducted from retained earnings. Upon issue or sale any consideration received is credited to retained earnings net of related costs.

	2025			2024
Issued shares of 5p each fully paid	Number of ordinary shares	Share capital	Share premium	Number of ordinary shares	Share capital	Share premium
		$m	$m		$m	$m
Balance at 1 Jan	2,657,521,888	176	5,009	2,753,520,756	183	5,009
Shares issued under share-based schemes	5,162	–	2	758,708	–	–
Shares issued under scrip dividends	2,197,669	–	–	2,813,929	–	–
Shares cancelled on repurchases/ buybacks	(111,510,940)	(7)	–	(99,571,505)	(7)	–
Balance at 31 Dec	2,548,213,779	169	5,011	2,657,521,888	176	5,009
Options outstanding under save as you earn schemes to subscribe for shares at each year end shown below are as follows:

		Share price range
	Number of shares to subscribe for	from (in pence)	to (in pence)	Exercisable by year
31 Dec 2025	1,529,193	520p	1,202p	2031
31 Dec 2024	1,660,096	520p	1,202p	2030

Transactions by Prudential plc and its subsidiaries in Prudential plc shares
(a)Purchases by employee share scheme trusts
The Group buys and sells Prudential plc shares (‘own shares’) in relation to its employee share schemes through the trusts established to facilitate the delivery of shares under employee incentive plans.
During the year, a total of 8.4 million shares (2024: 10.0 million shares) were acquired in relation to employee share schemes by the trusts and for members under employee share purchase plans. The cost of acquiring these shares, was $101.1 million (2024:
$96.8 million). The cost in USD shown has been calculated from the share prices in the purchase currency (pound sterling or Hong
Kong dollar) using the monthly average exchange rate for the month in which those shares were purchased. A portion of these share purchases were made on the Hong Kong Stock Exchange with the remainder being made on the London Stock Exchange. At
31 December 2025, 16.6 million (31 December 2024: 14.9 million) Prudential plc shares were held in the trusts.
(b)Share repurchase/buyback programmes by the Company
The Company made the following purchases during the years shown:

	2025 $m	2024 $m
Share repurchases to neutralise share scheme issuances	–	48
Share repurchases to neutralise impact of scrip dividend	33	23
Share buyback programme to return capital to shareholders (excluding costs)	1,211	785
Total cash paid on repurchases and buybacks (excluding costs)	1,244	856
Costs associated with buyback	8	4
Redemption liability/release associated with buyback	(18)	18
Total cost recognised in retained earnings on share repurchases and buybacks	1,234	878
The table below shows the details of the purchases on a monthly basis during 2025. The cost in USD shown has been calculated from the share prices in pounds sterling using the daily spot rate on which those shares were purchased.

		Share price
	Number of shares	Low £	High £	Cost $
January	14,027,963	5.96	6.94	109,413,773
February	11,016,784	6.54	7.44	95,544,892
March	8,650,128	7.13	8.46	85,272,071
April	17,449,798	6.88	8.43	170,975,804
May	8,643,151	7.87	8.86	97,762,906
June	12,643,798	8.38	9.39	152,102,793
July	7,382,557	8.96	9.68	92,009,220
August	6,105,457	9.34	10.09	79,993,894
September	6,282,320	9.56	10.59	86,067,429
October	6,632,794	9.71	10.74	91,145,576
November	5,645,846	10.30	11.08	79,336,077
December	7,030,344	10.69	11.51	104,361,333
Total	111,510,940			1,243,985,768
On 23 June 2024, the Company announced a $2 billion share buyback programme to reduce the issued share capital of the
Company in order to return capital to shareholders. The first tranche of $700 million was completed on 15 November 2024, followed by the second tranche of $800 million completed on 26 June 2025. The third and final tranche of $500 million was completed on 23 December 2025. On 6 January 2026, the Company announced the launch of a new $1.2 billion share buyback programme as described in note D3.
As at 31 December 2025, 201.4 million ordinary shares in aggregate have been repurchased under the $2 billion share buyback programme for a total consideration of $1,996 million excluding costs. In 2025, 109.3 million ordinary shares were purchased for a total consideration of $1,211 million, excluding costs of $8 million.
In December 2025, the Company completed a share buyback programme to offset dilution from the issue of shares under its scrip dividend alternative. The Company repurchased 2.2 million ordinary shares in aggregate for a total consideration of $33 million.
All of these share purchases were made on the London Stock Exchange, their associates, and/or other regulated exchanges in the
UK and the shares purchased were cancelled after settlement. The nominal value of the shares cancelled in 2025 was $7 million.
On cancellation, the nominal value was transferred from the share capital to the capital redemption reserve account.
Other than as disclosed above, the Company and its subsidiaries did not purchase, sell or redeem any Prudential plc listed securities during 2025.

C9 Capital
C9.1 Group objectives, policies and processes for managing capital
Capital measure
The Group manages its Group GWS capital resources as its measure of capital. At 31 December 2025, estimated Group shareholder GWS capital resources is $27.6 billion (31 December 2024: $24.8 billion).
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
–Maintain flexibility and absorb shock events;
–Cover central costs;
–Invest in core capabilities;
–Fund returns to shareholders, for example through dividends and share buybacks; and
–Fund new opportunities where there is a good strategic fit.
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
C9.2 Local capital regulations
(a)Insurance operations
For regulated insurance entities, the capital resources and required capital included in the GWS capital measure for Hong Kong IA
Group regulatory purposes are based on the local solvency regime applicable in each jurisdiction. The local valuation basis for the assets, liabilities and capital requirements of significant insurance operations are set out below.
Mainland China
A risk-based capital, risk management and governance framework, known as the China Risk Oriented Solvency System (C-ROSS), applies in Mainland China.
Under C-ROSS, insurers are required to maintain a core solvency ratio (core capital over minimum capital) and a comprehensive solvency ratio (capital resources over minimum capital) of not lower than 50 per cent and 100 per cent, respectively.
The actual capital is the difference between the admitted assets and admitted liabilities with trading and available-for-sale assets marked-to-market and other assets at book value. Policyholder liabilities are based on a gross premium valuation method using best estimate assumptions with a separate risk margin, where the discount rate used to calculate policyholder liabilities is set with reference to historic average risk-free rates over a 3-year period.
C-ROSS Phase II regulations became effective in 2022. The main updates to the local regulation were to introduce explicit tiering and admissibility rules on negative reserves in the capital resources and further updates to the risk calibrations used in calculating capital requirements. A transition period allowed insurers to implement the rules in stages before full implementation of the new regime was required from 2026 onwards.
Hong Kong
Prudential Hong Kong Limited applies the risk-based capital regime (HK RBC). The HK RBC framework requires liabilities to be based on a gross premium valuation method using best estimate assumptions and capital requirements to be risk-based.
Indonesia
Solvency capital is determined using a risk-based capital approach. The capital resources are based on assets that are marked-to-
market, with policyholder liabilities based on a gross premium valuation method using best estimate assumptions with a suitable margin for prudence. Liabilities are zeroised at policy level (ie negative liabilities are not permitted at a policy level). For unit-
linked policies, an unearned premium reserve is established.

Malaysia
A risk-based capital (RBC) framework applies in Malaysia. The local regulator, Bank Negara Malaysia (BNM), has set a Supervisory
Target Capital Level of 130 per cent, below which supervisory actions of increasing intensity will be taken. Each insurer is also required to set its own Individual Target Capital Level to reflect its own risk profile and this is expected to be higher than the
Supervisory Target Capital Level.
The capital resources are based on assets that are marked to market, with policyholder liabilities based on a gross premium valuation method using best estimate assumptions with a suitable margin for prudence. Liabilities are zeroised at a fund level (ie negative liabilities are not permitted at fund level). The BNM initiated a review of its RBC framework for insurers and Takaful operators in 2021. A review of the capital adequacy requirements initiated in 2024 is ongoing, with the aim to improve the consistency of risk-based capital measurements and align to global capital standards. The BNM is expected to release the final policy document on the updated RBC framework in the second half of 2026, where quantitative impact studies and parallel results are expected to be produced prior to implementation.
Singapore
A risk-based capital framework applies in Singapore. The local regulator, Monetary Authority of Singapore (MAS), has the authority to direct insurance companies to satisfy additional capital adequacy requirements in addition to those set forth under the
Singapore Insurance Act, if considered appropriate. The capital resources are based on assets that are marked to market, with policyholder liabilities based on a gross premium valuation method using best estimate assumptions with a suitable margin for prudence. The updated risk-based capital framework (RBC2) permits the recognition of a prudent allowance for negative reserves in the capital resources.
Growth markets
Details on the more significant changes expected to the local solvency regimes in individual growth markets are summarised below.
Taiwan
A risk-based capital (RBC) framework has applied in Taiwan since 2003. The local regulator, the Financial Supervisory Commission
(FSC) has introduced a new capital framework namely the Taiwan-localised Insurance Capital Standard (T-ICS), effective from 1
January 2026. Subject to a number of localised adjustments, this framework broadly aligns to the global Insurance Capital
Standard (ICS) adopted by the International Association of Insurance Supervisions (IAIS).
The T-ICS framework requires liabilities to be based on a gross premium valuation method using best estimate assumptions and capital requirements to be risk-based, which results in the release of prudent regulatory margins included in the current liabilities
(which are based on a net premium valuation) and an increase in required capital. The change is expected to be beneficial to the local solvency position.
(b)Asset management operations – regulatory and other surplus
Certain asset management subsidiaries of the Group are subject to local regulatory requirements. The movement in the year of the estimated surplus regulatory capital position (over the GPCR) of those subsidiaries, combined with the movement in the IFRS basis shareholders’ equity for unregulated asset management operations, is as follows:

	2025 $m	2024 $m
Balance at 1 Jan	500	497
Gains (losses) during the year	299	204
Movement in capital requirement	(14)	8
Net distributions made to the parent company	(213)	(191)
Exchange and other movements	(85)	(18)
Balance at 31 Dec	487	500
C9.3 Transferability of capital resources
The amounts retained within the insurance companies are at levels that provide an appropriate level of capital strength in excess of the local regulatory minimum capital requirements. The businesses may, in general, remit dividends to parent entities, provided the statutory insurance fund meets the local regulatory solvency requirements and there are sufficient unrestricted statutory accounting profits. For with-profits funds, the excess of assets over liabilities is retained within the funds, with distribution to shareholders tied to the shareholders’ share of declared bonuses.
Capital resources of the non-insurance business units are transferable after taking account of an appropriate level of operating capital, based on local regulatory solvency and accounting requirements, where relevant.

C10 Property, plant and equipment
Property, plant and equipment comprise Group occupied properties and tangible assets. Property, plant and equipment also include right-of-use assets for operating leases of properties occupied by the Group and leases of equipment and other tangible assets. Property, plant and equipment, including the right-of-use assets under operating leases, are generally held at cost less cumulative depreciation calculated using the straight-line method, and impairment charge. Owner occupied properties held by the
Group's Singapore business that are underlying items of direct participating contracts under IFRS 17 are measured at fair value.

	31 Dec 2025 $m	31 Dec 2024 $m
Property, plant and equipment held at cost note (a)	502	391
Owner occupied properties held at fair value note (b)	28	26
Total property, plant and equipment	530	417
(a)Property, plant and equipment held at cost
A reconciliation of the carrying amount of the Group’s property, plant and equipment held at cost from the beginning to the end of the years shown is as follows:

	2025 $m				2024 $m
	Group occupied property	Tangible assets	Right-of- use assets	Total	Group occupied property	Tangible assets	Right-of- use assets	Total
Balance at 1 Jan
Cost	35	497	782	1,314	24	495	683	1,202
Accumulated depreciation	(7)	(371)	(545)	(923)	(8)	(380)	(467)	(855)
Opening net book amount	28	126	237	391	16	115	216	347
Additions	–	104	137	241	20	81	51	152
Depreciation charge	(1)	(51)	(98)	(150)	–	(40)	(94)	(134)
Disposals, impairment and lease modifications	–	(8)	10	2	(8)	(29)	67	30
Effect of movements in exchange rates	2	4	12	18	–	(1)	(3)	(4)
Balance at 31 Dec	29	175	298	502	28	126	237	391
Representing:
Cost	38	578	775	1,391	35	497	782	1,314
Accumulated depreciation	(9)	(403)	(477)	(889)	(7)	(371)	(545)	(923)
Closing net book amount	29	175	298	502	28	126	237	391
Right-of-use assets
The Group does not have any right-of-use assets that would meet the definition of investment property. As at 31 December 2025, total right-of-use assets comprised $284 million (31 December 2024: $222 million) of property and $14 million (31 December
2024: $15 million) of non-property assets.
Extension and termination options are included in a number of property and equipment leases across the Group. These are used to maximise operational flexibility in terms of managing the assets used in the Group’s operations. The majority of extension and termination options held are exercisable only by the Group and not by the respective lessor. The Group assesses at lease commencement whether it is reasonably certain to exercise the option. This assertion is revisited if there is a material change in circumstances. As at 31 December 2025, the undiscounted value of lease payments beyond the break period not recognised in the lease liabilities is $205 million (31 December 2024: $152 million).
The Group has non-cancellable property subleases, which have been classified as operating leases under IFRS 16. The sublease rental income received in 2025 for the leases is $5 million (2024: $2 million; 2023: $7 million).
(b)Owner occupied properties held at fair value
Upon the adoption of IFRS 17, the Group has elected to measure the owner occupied properties held by the participating funds of its Singapore business at fair value from the transition date. The fair value of these properties is based on market values as assessed by professionally qualified external valuers or by the Group’s qualified surveyors and classified as level 3 under the fair value measurement hierarchy, similar to investment properties.
(c)Capital expenditure: property, plant and equipment by segment
The capital expenditure on property, plant and equipment excluding right-of-use assets in 2025 of $104 million (2024:
$101 million) arose by segment as follows:

	2025 $m	2024 $m
Hong Kong	39	41
Indonesia	7	4
Malaysia	2	2
Singapore	25	24
Growth markets and other	29	21
Eastspring	1	7
Total segment	103	99
Unallocated to a segment (central operations)	1	2
Total capital expenditure on property, plant and equipment	104	101

D Other information
D1 Contingencies and related obligations
Litigation and regulatory proceedings
The Group is involved in various litigation and regulatory proceedings from time to time. While the outcome of such litigation and regulatory issues cannot be predicted with certainty, the Group believes that the ultimate outcome of any current or pending matters will not have a material adverse effect on the Group’s financial condition, results of operations or cash flows.
Guarantees
The Group has provided guarantees and commitments to third parties entered into in the normal course of business and the
Company has guaranteed public debt securities issued by one of its wholly-owned subsidiaries, Prudential Funding (Asia) PLC. The
Group considers the likelihood of outflows arising under such guarantees and commitments as remote.
Intra-group capital support arrangements
Prudential has provided undertakings to the regulators of its Hong Kong life subsidiary, Prudential Hong Kong Limited, to formalise the circumstances regarding their solvency levels in which intra-group capital support will be provided by Prudential. Other intra-
group transactions are discussed in note D4 below.
D2 Ownership interest in Prudential Assurance Malaysia Berhad
Settlement reached in Malaysian dividend dispute
On 31 July 2025, Prudential announced that it has reached a full and final settlement regarding a dividend claim made by Detik
Ria Sdn Bhd ('Detik Ria'), the 49 per cent shareholder in Sri Han Suria Sdn Bhd ('SHS'), the holding company of Prudential
Assurance Malaysia Berhad ('PAMB').
Detik Ria had initiated legal proceedings against Prudential in April 2025 regarding dividends for the equivalent of approximately
$830 million plus interest at a rate of 5 per cent. As a result of the settlement, the equivalent of $83 million was paid to Detik Ria by way of a dividend from SHS, which was paid out of existing resources. In addition, Prudential has waived the equivalent of
$33 million which was owed by Detik Ria to one of Prudential’s subsidiaries as a result of the Federal Court decision disclosed in the Group’s consolidated financial statements for the year ended 31 December 2024.
All proceedings in respect of the dispute have been withdrawn. The settlement also provides for a mutual release of all liability from all ongoing claims and parties have agreed not to raise new claims for historic matters. It is governed by the laws of England and Wales and subject to Singapore arbitration.
In aggregate, the effect of the settlement was a small increment to the Group’s shareholder equity, which has been reflected in these consolidated financial statements.
Increase in ownership interest in January 2026
On 22 January 2026, the Company announced that Prudential Corporation Holdings Limited, a wholly-owned subsidiary of the
Group, had signed an agreement to acquire a further 19 per cent of Sri Han Suria Sdn. Bhd. (SHS), the holding company that owns Prudential Assurance Malaysia Berhad (PAMB) from Detik Ria Sdn. Bhd. (Detik Ria) for RM1.52 billion (approximately $375 million using the exchange rate on 21 January 2026 midday (Hong Kong time). The transaction was completed on 30 January
2026. PAMB is the Group’s conventional life insurance business in Malaysia. This transaction, which has been approved by Bank
Negara Malaysia, increases the Group’s stake in SHS from 51 per cent to 70 per cent.
The Group will continue to consolidate the business of PAMB as a subsidiary controlled by the Group. Further, the Group’s operating performance metrics continue to be presented before the effect of non-controlling interests in line with the Group’s policy. The proportion of profit after tax and equity of the conventional life insurance business in Malaysia attributed to non-
controlling interests in the 2026 consolidated financial statements will reflect a reduction in Detik Ria’s non-controlling interest in
SHS from 49 per cent to 30 per cent.
D3 Post balance sheet events
Dividends
The 2025 second interim dividend approved by the Board of Directors after 31 December 2025 is described in note B5.
$1.2 billion share buyback programme
On 6 January 2026, the Company announced the commencement of a new share buyback programme up to a maximum aggregate amount of $1.2 billion to reduce the issued share capital of the Company in order to return capital to shareholders comprising $500 million of recurring capital returns and $700 million of net proceeds from the IPO of ICICI Prudential Asset
Management Company Limited. The balance of the net proceeds from the IPO will be returned to shareholders during 2027. It is intended that the announced buyback programme will be completed by no later than 18 December 2026.
Increase in ownership interest in Prudential Assurance Malaysia Berhad
The Group signed an agreement on 22 January 2026 to acquire a further 19 per cent interest in the conventional life insurance business in Malaysia, as described in note D2.
D4 Related party transactions
Transactions between the Company and its subsidiaries or intra-group transactions are eliminated on consolidation. Intra-group transactions of the Group mainly related to a limited number of loans, guarantees or services provided by the Company to or from other business units, or between business units, including investment management services provided by the Group’s asset managers to the insurance operations businesses as shown in note B1.3. All intra-group transactions are subject to the same internal approval framework as external transactions. Given the nature of the Group’s business, there has historically been limited interconnectedness across the Group. The Group reviews its recovery plan (that also covers intra-group transactions and the level of the Group’s interconnectivity risk) on an annual basis and details the remedial actions that could be used to restore financial strength and viability if the Group were to come under severe stress.

The Company has transactions and outstanding balances with collective investment schemes and similar entities that are not consolidated and where a Group company acts as manager, which are regarded as related parties for the purposes of IAS 24. The balances are included in the Group’s statement of financial position at fair value or amortised cost in accordance with IFRS 9 classifications with the corresponding amounts included in the income statement. The transactions include amounts paid on issue of shares or units, amounts received on cancellation of shares or units, distributions received and amounts paid in respect of the periodic charge and administration fee.
There are no material transactions between the Group’s joint ventures and associates which are accounted for on an equity method basis, and other Group companies, except for the $174 million cash advanced in 2024 to the Group's life joint venture in
Mainland China that has subsequently been converted into a capital injection in 2025. There were no other transactions with related parties during the year ended 31 December 2025 that have had a material effect on the results or financial position of the
Group.
Key management personnel of the Company, as described in note B2.3, may from time to time purchase insurance or asset management products marketed by Group companies in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons. In 2025, 2024 and 2023, transactions with key management personnel were not deemed to be significant both by virtue of their size and in the context of the individuals’
financial positions. All of these transactions were on terms broadly equivalent to those that prevailed in arm’s-length transactions.
Key management remuneration is disclosed in note B2.3.
Additional details on the Directors’ interests in Prudential plc shares, transactions or arrangements are given in the Compensation and Employees section.
D5 Commitments
The Group has provided, from time to time, certain commitments to third parties.
At 31 December 2025, the Group had $6,691 million unfunded commitments (31 December 2024 $3,293 million) primarily related to alternative investment funds in Asia.
D6 Investments in subsidiary undertakings, joint ventures and associates
D6.1 Basis of consolidation
The Group consolidates those investees it is deemed to control. The Group has control over an investee if all three of the following are met:
–It has power over an investee;
–It is exposed to, or has rights to, variable returns from its involvement with the investee; and
–It has the ability to use its power over the investee to affect its own returns.
(a)Subsidiaries
Subsidiaries are those investees that the Group controls. The majority of the Group’s subsidiaries are corporate entities.
The Group performs a reassessment of consolidation whenever there is a change in the substance of the relationship between the
Group and an investee. Where the Group is deemed to control an entity, it is treated as a subsidiary and its results, assets and liabilities are consolidated. Where the Group holds a minority share in an entity with no control over the entity, the investments are carried at fair value within financial investments in the Consolidated statement of financial position.
(b) Joint ventures and associates
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
With the exception of those referred to below, the Group accounts for its investments in joint ventures and associates using the equity method of accounting. The Group’s share of profit or loss of its joint ventures and associates is recognised in the income statement and its share of movements in other comprehensive income is recognised in other comprehensive income. The equity method of accounting does not apply to investments in joint ventures and associates held by the Group’s insurance or investment funds, including collective investment schemes which, as allowed by IAS 28 ‘Investments in Associates and Joint Ventures’, are
carried at FVTPL.
(c) Structured entities
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
Collective investment schemes
The Group invests in collective investment schemes, that invest mainly in equities, bonds, cash and cash equivalents and properties. In assessing control under IFRS 10 ‘Consolidated Financial Statements’, the Group determines whether it is acting as principal or agent and the variable returns from its involvement with these entities. The Group’s percentage ownership in these entities can fluctuate on a daily basis according to the participation of the Group and other investors.
Where the entity is managed by a Group asset manager:
–Where the Group’s ownership holding in the entity exceeds 50 per cent, the Group is judged to have control over the entity;
–Where the Group’s ownership holding in the entity is between 20 per cent and 50 per cent, the facts and circumstances of the
Group’s involvement in the entity are considered, including the rights to any fees earned by the asset manager, in forming a judgement as to whether the Group has control over the entity; and
–Where the Group’s ownership holding in the entity is less than 20 per cent, the Group is judged to not have control over the entity.

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

	31 Dec 2025 $m		31 Dec 2024 $m
Consolidated statement of financial position line items	Investment funds	Other structured entities	Investment funds	Other structured entities
Equity securities and holdings in collective investment schemes	51,549	–	47,701	–
Debt securities	–	542	–	216
Total investments in unconsolidated structured entities	51,549	542	47,701	216
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
As at 31 December 2025 and 2024, the Group did not have an agreement, contractual or otherwise, or intention to provide financial support to structured entities (both consolidated and unconsolidated) that could expose the Group to a loss.
D6.2 Dividend restrictions and minimum capital requirements
Certain Group entities are subject to restrictions on the amounts of funds they may transfer in the form of cash dividends or otherwise to the parent company.
Under UK company law, UK companies can only declare dividends if they have sufficient distributable reserves.
The Group’s subsidiaries, joint ventures and associates may remit dividends to the Group, in general, provided the statutory insurance fund meets the capital adequacy standard required under local statutory regulations and has sufficient distributable reserves. Further details on local capital regulations in certain Asia operations are provided in note C9.2.
D6.3 Investments in joint ventures and associates
Joint ventures represent arrangements where the controlling parties through contractual or other agreement have the rights to the net assets of the arrangements. The Group has insurance joint ventures in Mainland China with CITIC Group, and the Takaful insurance joint venture in Malaysia. In addition, there is an asset management joint venture in Hong Kong with Bank of China
International Holdings Limited (BOCI) and until December 2025 an asset management joint venture in India with ICICI Bank (see below). For the Group’s joint ventures that are accounted for using the equity method, the net-of-tax results of these operations are included in the Group’s profit before tax.
The Group’s associates, which are also accounted for using the equity method, include the insurance entity in India and from
December 2025 following the IPO (see below), the asset management company in India. ICICI Bank is the majority shareholder of both of these associates in India.

On 19 December 2025, the asset management entity in India, ICICI Prudential Asset Management Company Limited (IPAMC),
completed its IPO and was listed on BSE Limited and the National Stock Exchange of India Limited. The IPO was priced at
INR2,165 per equity share indicating a market capitalisation for IPAMC of INR1,070 billion (approximately $11.8 billion based on the exchange rate at the time of listing).
In connection with this IPO, the Group sold 48,972,994 IPAMC shares at a price per share of INR2,165. The Group retains a 34.59 per cent stake in IPAMC post-listing, reduced from a pre-listing stake of 49 per cent. The Group has announced its intention to return the net proceeds in connection with this IPO including the pre-IPO private placement of approximately $1.4 billion (net of applicable fees and other costs, including any tax chargeable) to Prudential shareholders, subject to regulatory and shareholder approvals where required.
Following its listing and consequent amendments to the shareholder agreement, the Group ceased to exercise joint control over the asset management business in India but retained significant influence. Therefore the retained investment has been re-
classified as an associate from December 2025, and continues to be accounted for using the equity method.
In addition, the Group has investments in collective investment schemes, funds holding collateralised debt obligations and property funds where the Group has significant influence. As allowed under IAS 28, these investments are accounted for on an
FVTPL basis. The aggregate fair value of associates accounted for at FVTPL, for which published price quotations were available, is approximately $0.7 billion at 31 December 2025 (31 December 2024: $0.6 billion).
For joint ventures and associates accounted for using the equity method, the 12-month financial information of these investments for the years ended 31 December 2025 and 2024 (covering the same period as that of the Group) has been used in these consolidated financial statements.
The Group’s share of the profit for shareholder-backed business (including short-term interest rate and other market fluctuations), net of related tax, in joint ventures and associates that are equity accounted for as shown in the Consolidated income statement, is allocated across segments as follows with the related tax of the life joint ventures and associates included in the Growth markets and other segment:

	2025 $m	2024 $m	2023 $m
Mainland China	(24)	159	(577)
Malaysia	35	21	18
Growth markets and other note	129	104	310
Insurance operations	140	284	(249)
Eastspring	224	193	158
Total segment and Group total	364	477	(91)
Note
For growth markets and other, as well as the segment results for associates and joint ventures within the segment, the amount shown includes taxes for all life joint ventures and associates, which is less than $1 million in 2025 (2024: charge of $(44) million; 2023: credit of $191 million).
There is no other comprehensive income in the joint ventures and associates other than the foreign exchange differences that arise from translating the associates and joint ventures into the Group’s presentation currency. There has been no unrecognised share of losses of a joint venture or associate that the Group has stopped recognising in total comprehensive income.
The Group’s interest in joint ventures and associates gives rise to no contingent liabilities or capital commitments that are material to the Group.
CITIC-Prudential Life Insurance Company (Mainland China)
CITIC-Prudential Life Insurance Company, the Group’s Mainland China segment, is a joint venture with the CITIC Group in which the Group owns a 50 per cent interest. The joint venture is incorporated in China and is principally engaged in underwriting insurance and investment contracts. The summarised financial information for this entity, which is considered to be a material joint venture to the Group, is set out below. The financial information represents the entity’s financial statements prepared in accordance with Group’s IFRS accounting policies, on a 100 per cent basis, for the years shown:

Statement of financial position	31 Dec 2025 $m	31 Dec 2024 $m
Total assets	40,647	36,344
Total liabilities (including non-controlling interest) note	38,259	34,452
Shareholders’ equity	2,388	1,892

The above amounts of assets and liabilities include the following:
Cash and cash equivalents	1,934	1,374
Financial liabilities (excluding trade and other payables and provisions)	2,166	1,835
Note
The Group’s 50 per cent share of the Mainland China joint venture’s insurance and reinsurance contract balances are shown in the analysis of insurance and reinsurance contract balances by segment in note C3.3(c).

Income statement	2025 $m	2024 $m	2023 $m
Revenue	2,358	3,491	1,676
Profit (loss) for the year after tax	6	282	(733)
The above profit (loss) for the year includes the following:
Depreciation and amortisation	(43)	(38)	(39)
Interest income	615	582	543
Interest expense	(34)	(2)	(2)
Income tax credit (charge)	54	(36)	422
The summarised financial information above is reconciled to the carrying amount of the Group’s interest in the joint venture recognised in the consolidated financial statements as follows:

	31 Dec 2025 $m	31 Dec 2024 $m
Net assets of the Mainland China joint venture as shown above (100%)	2,388	1,892
Proportion owned by the joint venture partner (50%)	1,194	946
Carrying amount of the Group’s interest in the joint venture (50%)	1,194	946
The Group has received no dividends from the Mainland China joint venture in 2025 (2024: nil; 2023:$88 million) and made capital injections into the Mainland China joint venture as discussed in note D4.
At 31 December 2025, the Group’s investments in joint ventures and associates accounted for using the equity method are $2,763 million (31 December 2024: $2,412 million), of which $1,194 million (31 December 2024: $946 million) relates to the Group's interest in Mainland China, as discussed above. The aggregate carrying amount of the Group’s investments in the other joint ventures and associates accounted for using the equity method is $1,569 million (31 December 2024: $1,466 million).

D6.4 Related undertakings
In accordance with Section 409 of the Companies Act 2006, a list of Prudential Group’s subsidiaries, joint ventures, associates and significant holdings (being holdings of more than 20 per cent) is disclosed below, along with the classes of shares held, the registered office address and the effective percentage of equity owned at 31 December 2025. The Group also operates through branches, none of which are significant.
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
Simplified corporate structure as at 31 December 2025

Prudential plc

			Prudential Corporation Asia Limited			Prudential Group Holdings Limited and subsidiaries

CITIC- Prudential Life Insurance Company Limited (Mainland China life joint venture)	Prudential Hong Kong Limited Prudential General Insurance Hong Kong Limited	PT Prudential Life Assurance PT Prudential Sharia Life Assurance (Indonesia)	Prudential Assurance Malaysia Berhad Prudential BSN Takaful Berhad	Prudential Assurance Company Singapore (Pte) Limited	Eastspring Investment s Group Pte. Ltd and subsidiaries	Growth markets and other entities (including Africa, Cambodia, India, Laos, Myanmar, the Philippines, Taiwan, Thailand, Vietnam)	Prudential Internation al Treasury Limited	Prudential Funding (Asia) plc
Other than Prudential Hong Kong businesses, Prudential International Treasury Limited and Prudential Funding (Asia) plc, other entities shown above are indirectly held by Prudential Corporation Asia Limited.
Direct subsidiary undertakings of the parent company, Prudential plc (shares held directly or via nominees)
Key to share classes:

Abbreviation	Class of share held
LBG	Limited by Guarantee
MI	Membership Interest
MI – WFOE	Membership Interest of a Wholly Foreign Owned Enterprise in Mainland China
MI – JV	Membership Interest of a Sino-Foreign Equity Joint Venture in Mainland China
OS	Ordinary Shares
PI	Partnership Interest
PS	Preference Shares
U	Units

Name of entity	Classes of shares held	Proportion held	Registered office address
Prudential Corporation Asia Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
Prudential Group Holdings Limited	OS	100.00%	5th Floor, 10 Old Bailey, London, EC4M 7NG, United Kingdom

Other subsidiaries, joint ventures, associates and significant holdings of the Group – no shares held directly by the parent company (Prudential plc) or its nominees

Name of entity	Classes of shares held	Proportion held	Registered office address
Aberdeen Cash Creation Fund	U	47.05%	28th Floor Bangkok City Tower, 179 South Sathorn Road, Thungmahamek, Sathorn, Bangkok 10120, Thailand
Aberdeen Standard Global Opportunities Fund	U	28.84%	7 Straits View, #23-04, Marina One East Tower, Singapore 018936
Aberdeen Standard Singapore Equity Fund	U	62.05%
ABRDN India Opportunities Fund	U	30.79%
Alternatives North America, Ltd.	U	100.00%	PO Box 1093, Queensgate House, Grand Cayman, KY1-1102, Cayman Islands
ARDIAN Prudential Infrastructure Sub- Fund	U	99.99%	1 Temasek Avenue, #36-01 Millenia Tower, Singapore 039192
ARDIAN Prudential PE Sub-Fund	U	99.99%
ARDIAN Prudential RE Sub-Fund	U	99.99%
ATRAM - PRUINVEST PHP Liquid Fund	U	90.51%	8th Floor 8 Rockwell Building, Metro Manila Manila, Philippines
ATRAM Global Technology Feeder Fund	U	21.18%
ATRAM Philippine Equity Index Tracker Fund - Class V	U	96.88%
Barings International Umbrella Fund- Barings Global Balanced Fund	U	40.28%	21st Floor, No. 333, Sec. 1, Keelong Rd, Taipei
Blackrock Global Funds Systematic Global Equity High Income Fund	U	35.10%	Twenty Anson, #18-01, 20 Anson Road, Singapore 079912
BOCHK Aggressive Growth Fund	U	43.66%	27th Floor, Bank of China Tower, 1 Garden Road, Hong Kong
BOCHK Balanced Growth Fund	U	37.26%
BOCHK China Equity Fund	U	53.67%
BOCHK Conservative Growth Fund	U	43.51%
BOCHK US Dollar Money Market Fund	U	25.81%
BOCI-Prudential Asset Management Limited	OS	36.00%
BOCI-Prudential Trustee Limited	OS	36.00%	Suites 1501-1507 & 1513-1516, 15th Floor, 1111 King's Road, Taikoo Shing, Hong Kong
BSP Debt Fund V Unlevered (Non US) LP	U	52.79%	c/o Benefit Street Partners LLC, New York, New York 10019
Capital East Millennium Equity Fund	U	21.23%	105, Taipei City, Songshan District, Dongxing Rd, No.8 8F
Cathay High Yield EX China Cash Pay 1-5 Year 2% Issuer Capped ETF	U	77.09%	6th Floor, No.39, Sec.2, Dunhua South. Rd., Taipei, Taiwan
CITIC-Prudential Fund Management Company Limited	MI - JV	49.00%	19th Floor, No. 16, Yincheng Road, China (Shanghai) Pudong New Area, Shanghai, China
CITIC-Prudential Life Insurance Company Limited	MI - JV	50.00%	Room 1101-A, 1201, 1301, 1401, 1501, 1601, 1701, 1801, Unit 01, Building 1, No. B2, North Road of East Third Ring Road, Chaoyang District, Beijing, PRC,100027, China
Eastspring Al-Wara' Investments Berhad	OS	100.00%	Level 25, Menara Hong Leong, No. 6 Jalan Damanlela, Bukit Damansara, 50490 Kuala Lumpur, Wilayah Persekutuan, Malaysia
Eastspring Asia Pacific High Yield Equity Fund	U	55.61%	4th Floor, No.1, Songzhi Rd., Xinyi Dist., Taipei, Taiwan
Eastspring Asset Management (Thailand) Co., Ltd.	OS	59.50%	944 Mitrtown Office Tower, 9th Floor, Rama 4 Road, Wangmai, Pathumwan, Bangkok 10330, Thailand
Eastspring Global Private Credit Fund	U	99.99%	7 Straits View, #09-01 Marina One East Tower, Singapore 018936
Eastspring Global Real Assets & Private Equity Fund	U	99.99%
Eastspring Global Real Estate Fund	U	99.99%
Eastspring Global Technology Fund	U	23.69%	944 Mitrtown Office Tower, 9th floor, Rama 4 road, Wangmai Pathumwan, Bangkok 10330, Thailand
Eastspring Investment Management (Shanghai) Company Limited	MI - WFOE	100.00%	Unit 2901, 29th Floor Azia Center, 1233 Lujiazui Ring Road, China (Shanghai) Pilot Free Trade Zone, Shanghai, 200120, China

Eastspring Investments - Asia Select Bond Fund	U	97.15%	26, Boulevard Royal, L-2449, Luxembourg
Eastspring Investments - Asia Opportunities Equity Fund	U	99.99%
Eastspring Investments - Asia Pacific Equity Fund	U	99.98%
Eastspring Investments - Asian Bond Fund	U	97.03%
Eastspring Investments - Asian Dynamic Fund	U	97.55%
Eastspring Investments - Asian Equity Fund	U	99.21%
Eastspring Investments - Asian Equity Income Fund	U	92.16%
Eastspring Investments - Asian High Yield Bond Fund	U	68.12%
Eastspring Investments - Asian Local Bond Fund	U	91.61%
Eastspring Investments - Asian Low Volatility Equity Fund	U	78.18%
Eastspring Investments - Asian Multi Factor Equity Fund	U	97.94%
Eastspring Investments - China A Shares Growth Fund	U	97.54%
Eastspring Investments - China Bond Fund	U	100.00%
Eastspring Investments - China Equity Fund	U	21.15%
Eastspring Investments - Dragon Peacock Fund	U	97.70%
Eastspring Investments - European Investment Grade Bond Fund	U	100.00%
Eastspring Investments - Global Emerging Markets Bond Fund	U	92.33%
Eastspring Investments - Global Emerging Markets Dynamic Fund	U	40.76%
Eastspring Investments - Global Emerging Markets ex-China Dynamic Fund	U	92.41%
Eastspring Investments - Global Equity Navigator Fund	U	85.88%
Eastspring Investments - Global Growth Equity Fund	U	39.72%
Eastspring Investments - Global Low Volatility Equity Fund	U	96.33%
Eastspring Investments - Global Market Navigator Fund	U	99.60%
Eastspring Investments - Global Multi Asset Balanced Fund	U	100.00%
Eastspring Investments - Global Multi Asset Conservative Fund	U	100.00%
Eastspring Investments - Global Multi Asset Dynamic Fund	U	100.00%
Eastspring Investments - Global Multi Asset Income Plus Growth Fund	U	100.00%
Eastspring Investments - Global Technology Fund	U	75.78%
Eastspring Investments - Greater China Equity Fund	U	89.73%
Eastspring Investments - India Equity Fund	U	28.38%
Eastspring Investments - Pan European Fund	U	50.02%
Eastspring Investments - US Corporate Bond Fund	U	88.69%
Eastspring Investments - US High Investment Grade Bond Fund	U	89.08%
Eastspring Investments - US High Yield Bond Fund	U	25.87%
Eastspring Investments - US Investment Grade Bond Fund	U	28.99%

Eastspring Investments - World Value Equity Fund	U	86.43%
Eastspring Investments (Hong Kong) Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
Eastspring Investments (Luxembourg) S.A.	OS	100.00%	26, Boulevard Royal, L-2449 Luxembourg
Eastspring Investments (Singapore) Limited	OS	100.00%	7 Straits View, #09-01 Marina One East Tower, Singapore 018936
Eastspring Investments Asia Pacific ex- Japan Target Return Fund	U	86.27%	Level 22, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia
Eastspring Investments Asian High Yield Bond MY Fund	U	83.58%
Eastspring Investments Berhad	OS	100.00%	Level 25, Menara Hong Leong, No. 6 Jalan Damanlela, Bukit Damansara, 50490 Kuala Lumpur, Wilayah Persekutuan, Malaysia
Eastspring Investments Dana Dinamik	U	27.11%	Level 22, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia
Eastspring Investments Dinasti Equity Fund	U	46.90%
Eastspring Investments Fund Management Limited Liability Company	MI	100.00%	23rd Floor Saigon Trade Center, 37 Ton Duc Thang Street, Sai Gon Ward, Ho Chi Minh City, Vietnam
Eastspring Investments Global Equity Fund	U	95.27%	Level 22, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia
Eastspring Investments Group Pte. Ltd.	OS	100.00%	7 Straits View, #09-01 Marina One East Tower, Singapore 018936
Eastspring Investments Growth Fund	U	26.45%	Level 22, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia
Eastspring Investments Incorporated	OS	100.00%	874 Walker Road, Suite C, Dover, Kent, Delaware 19904, United States of America
Eastspring Investments India Consumer Equity Open Limited	OS	100.00%	3rd Floor, 355 NEX, Rue du Savoir, Cybercity Ebene 72201, Mauritius
Eastspring Investments India Equity Open Limited	OS	100.00%
Eastspring Investments India Government Bond Fund (Semi-Annual Distribution)	U	29.44%	Eastspring Investments Limited, Marunouchi Park Bldg., 2-6-1 Marunochi, Chiyoda-ku, Tokyo, Japan 100-6905
Eastspring Investments India Infrastructure Equity Open Limited	OS	100.00%	3rd Floor, 355 NEX, Rue du Savoir, Cybercity Ebene 72201, Mauritius
Eastspring Investments India Innovation High Growth Equity Fund QII	U	100.00%	Eastspring Investments Limited, Marunouchi Park Bldg., 2-6-1 Marunochi, Chiyoda-ku, Tokyo, Japan 100-6905
Eastspring Investments Islamic Equity Income Fund	U	54.69%	Level 22, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia
Eastspring Investments Limited	OS	100.00%	Marunouchi Park Building, 6-1 Marunouchi 2-chome, Chiyoda- Ku, Tokyo, Japan
Eastspring Investments Services Pte. Ltd.	OS	100.00%	7 Straits View, #09-01 Marina One East Tower, Singapore 018936
Eastspring Investments SICAV-FIS - Alternative Investment Fund	U	100.00%	26, Boulevard Royal, L-2449, Luxembourg
Eastspring Investments Unit Trusts - Asian Balanced Fund	U	96.11%	7 Straits View, #09-01 Marina One East Tower, Singapore 018936
Eastspring Investments Unit Trusts - Dragon Peacock Fund ID	U	97.79%
Eastspring Investments Unit Trusts - Global Technology Fund	U	90.44%
Eastspring Investments Unit Trusts - Pan European Fund	U	51.87%
Eastspring Investments Unit Trusts - Singapore ASEAN Equity Fund	U	99.23%
Eastspring Investments Unit Trusts - Singapore Select Bond Fund	U	59.12%
Eastspring Investments Vietnam ESG Equity Fund	U	98.55%	26, Boulevard Royal, L-2449, Luxembourg
Eastspring Investments Vietnam Navigator Fund	U	74.68%	23rd Floor, Saigon Trade Center Building, 37 Ton Duc Thang Street, Ben Nghe Ward, District 1, Ho Chi Minh City, Vietnam
Eastspring Overseas Investment Fund Management (Shanghai) Company Limited	MI - WFOE	100.00%	Unit 2901, 29th Floor Azia Center, 1233 Lujiazui Ring Road, China (Shanghai) Pilot Free Trade Zone, Shanghai, 200120, China
Eastspring Private Equity Fund 2	U	99.99%	7 Straits View, #09-01 Marina One East Tower, Singapore 018936
Eastspring Securities Investment Trust Co., Ltd.	OS	99.54%	4th Floor, No.1 Songzhi Road, Taipei 110, Taiwan

Eastspring SGD Cash Fund	U	87.91%	7 Straits View, #09-01 Marina One East Tower, Singapore 018936
First Sentier Global Property Securities Fund	U	66.69%	38 Beach Road, #06-11 South Beach Tower, Singapore 189767
FSITC Global Trends Fund	U	33.32%	1st Floor, No.6, Sec. 3, Minquan West Rd, Taipei, Taiwan
FSSA China Focus Fund	U	64.88%	70 Sir John Rogerson’s Quay, Dublin 2, D02 R296, Ireland
Fubon 1-5 Years US High Yield Bond Ex China ETF	U	31.75%	8th Floor, No.108, Sec.1, Dunhua South. Rd., Taipei, Taiwan
Fuh Hwa 1-5 Yr High Yield ETF	U	66.33%	8th & 9th Floor, No.308, Sec. 2, Bade Rd., Da-an District
Furnival Insurance Company PCC Limited	OS	100.00%	PO Box 155, Mill Court, La Charroterie, St Peter Port, GY1 4ET, Guernsey
GS Twenty Two Limited	OS	100.00%	5th Floor, 10 Old Bailey, London, EC4M 7NG, United Kingdom
HSBC Senior Global Infrastructure Debt Fund	U	100.00%	8 Canada Square, London, E14 5HQ, United Kingdom
ICICI Prudential Asset Management Company Limited	OS	34.59%	12th Floor, Narain Manzil, 23, Barakhamba Road, New Delhi 110001, India
ICICI Prudential Life Insurance Company Limited	OS	21.93%	ICICI PruLife Towers, 1089 Appasaheb Marathe Marg, Prabhadevi, Mumbai 400025, India
ICICI Prudential Pension Funds Management Company Limited	OS	21.93%	Unit No. A, 2nd Floor, Cnergy Building, Appasaheb Marathe Marg, Prabhadevi, Mumbai, Maharashtra - 400025, India
ICICI Prudential Trust Limited	OS	49.00%	12th Floor, Narain Manzil, 23, Barakhamba Road, New Delhi 110001, India
iShares Core MSCI Asia	U	44.86%	16th Floor, Champion Tower, 3 Garden Road, Central, Hong Kong
iShares MSCI Asia ex Japan Climate Action ETF	U	48.85%	20 Anson Road, #18-01 Twenty Anson, Singapore 079912
iShares MSCI Europe ESG Enhanced UCITS ETF	U	47.56%	12 Throgmorton Avenue, London, EC2N 2DL, United Kingdom
iShares MSCI USA ESG Enhanced UCITS ETF	U	41.49%	78 Sir John Rogerson's Quay, Dublin, D02 HD32, Ireland
KKP Active Equity Fund	U	29.91%	209 KKP Tower A, 17 Fl., Sukhumvit 21 (Asoke), Khlong Toey Nua, Wattana, Bangkok 10110, Thailand
Krungsri Greater China Equity Hedged Dividend Fund	U	22.00%	12th, 18th Zone B Floor, Ploenchit Tower 898 Ploenchit Road, Lumpini Pathumwan, Bangkok 10330, Thailand
Lasalle Property Securities SICAV-FIS	U	99.95%	11-13 Bouldevard de la Foire, L-1528 Luxembourg
M&G Asia Property TS Trust	U	100.00%	8 Marina Boulevard, #05-02 Marina Bay, Financial Centre, Singapore, 018981
M&G Real Estate Asia Holding Company Pte. Ltd.	OS	33.00%	138 Market Street, #35-01 CapitaGreen, Singapore 048946
Manulife Asia Pacific Bond Fund	U	60.89%	9th Floor, No 89 Son Ren Road, Taipei, Taiwan
Manulife China Offshore Bond Fund	U	68.24%
Manulife Global Equity Fund	U	25.71%
Manulife Superior Selection China Fund	U	27.98%
Manulife Taiwan Dynamic Fund	U	20.48%
MEAG FlexConcept	U	74.98%	R.C.S. Luxembourg NR. 28878, 1c, rue Gabriel Lippmann, L-5365 Munsbach
Nomura Global Shariah Sustainable Equity Fund	U	28.39%	Suite No 12.2, Level 12, Menara IMC,No.8 Jalan Sultan Ismail,Kuala Lumpur,50250,WP Kuala Lumpur, Malaysia
North Sathorn Holdings Company Limited	OS	100.00%	No. 63, Athenee Tower, 34th Floor, Wireless Road, Lumpini Subdistrict Pathumwan District, Bangkok Metropolis, Thailand
	PS	99.99%
PCA IP Services Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
PCA Life Assurance Co., Ltd.	OS	99.79%	8th Floor, No.1 Songzhi Road, Taipei City, 11047, Taiwan
PCA Reinsurance Co. Ltd.	OS	100.00%	Unit Level 13(A), Main Office Tower, Financial Park Labuan, Jalan Merdeka, 87000 Federal Territory of Labuan, Malaysia
Pinebridge ESG Emerging Market Corporate Strategy Bond Fund	U	24.59%	10th Floor, No. 144, Sec. 2, Minquan East Rd, Taipei, Taiwan
Pinebridge US Dual Core Income Fund	U	23.54%
Principal Core Fixed Income Fund	U	24.43%	44, 16th Floor, CIMB Thai Bank, Lungsuan Road, Lumpini, Bangkok 10330, Thailand
Principal Global Silver Age Fund	U	35.07%
Principal Islamic Malaysia Government Sukuk Fund	U	50.87%	Level 32, Exchange 106, Lingkaran TRX, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia
Principal Malaysia Titans Fund	U	63.07%	Level 31, Exchange 106, Lingkaran TRX, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia

Pru Life Insurance Corporation of U.K.	OS	100.00%	9th Floor, Uptown Place Tower 1, 1 East 11th Drive, Uptown Bonifacio, 1634 Taguig City, Metro Manila, Philippines
Prudence Foundation	LBG	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
Prudential (Cambodia) Life Assurance Plc	OS	100.00%	Chip Mong Tower Building, Units L19, L20, and L21, 19th, 20th, 21st Floor, Russian Federation Blvd (110), Phum 10, Sangkat Phsar Depou 3, Khan Tuol Kork, Phnom Penh, Cambodia
Prudential (US Holdco 1) Limited	OS	100.00%	5th Floor, 10 Old Bailey, London, EC4M 7NG, United Kingdom
Prudential Africa Holdings Limited	OS	100.00%
Prudential Africa Services Limited	OS	100.00%	3rd Floor, One Africa Place, LR No. 1870/X/45, P.O. Box 1393-00606, Westlands, Nairobi, Kenya
Prudential Assurance Company Singapore (Pte) Limited	OS	100.00%	30 Cecil Street, #30-01 Prudential Tower, Singapore 049712
Prudential Assurance Malaysia Berhad	OS	51.00%	Level 26, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia
Prudential Assurance Uganda Limited	OS	100.00%	9th Floor Zebra Plaza, Plot 23 Kampala Road, P.O. Box 2660, Kampala, Uganda
Prudential Bermuda ISAC Ltd.	OS	100.00%	Clarendon House, 2 Church Street, Hamilton HM11, Bermuda
Prudential Bermuda Re ISA, Ltd.	OS	100.00%
Prudential BSN Takaful Berhad	OS	49.00%	Level 13, Menara Prudential, Persiaran TRX Barat, 55188 Tun Razak Exchange, Kuala Lumpur, Malaysia
Prudential Corporation Asia Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
Prudential Corporation Holdings Limited	OS	100.00%	5th Floor, 10 Old Bailey, London, EC4M 7NG, United Kingdom
Prudential Enterprise Management (Beijing) Co., Ltd.	MI-WFOE	100.00%	Unit 1817, Level 18, Building 1, No.1 Jianguomenwai Avenue, Chaoyang District, Beijing, China
Prudential Financial Advisers Singapore Pte. Ltd.	OS	100.00%	30 Cecil Street, #30-01 Prudential Tower, Singapore 049712
Prudential Financial Partners HK Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
Prudential Funding (Asia) PLC	OS	100.00%	5th Floor, 10 Old Bailey, London, EC4M 7NG, United Kingdom
Prudential General Insurance Hong Kong Limited	OS	100.00%	59th Floor, One Island East, 18 Westlands Road, Quarry Bay, Hong Kong
Prudential Group Holdings Limited	OS	100.00%	5th Floor, 10 Old Bailey, London, EC4M 7NG, United Kingdom
Prudential Group Secretarial Services HK Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
Prudential Group Secretarial Services Limited	OS	100.00%	5th Floor, 10 Old Bailey, London, EC4M 7NG, United Kingdom
Prudential HCL Health Insurance Limited	OS	70.00%	Suite 6, 48th Floor, Commerz III, International Business Park, Oberoi Garden City, Off Western Express Highway, Goregaon (East), Mumbai, 400063, India
Prudential Holdings Limited	OS	100.00%	4th Floor, Saltire Court, 20 Castle Terrace, Edinburgh, EH1 2EN, United Kingdom
Prudential Hong Kong Limited	OS	100.00%	59th Floor, One Island East, 18 Westlands Road, Quarry Bay, Hong Kong
Prudential International Treasury Limited	OS	100.00%	13th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
Prudential Investment Fund - Post Retirement Care Investment Fund	U	38.98%	F377/9/H/3, Kabulonga Road, Kabulonga, Lusaka, Zambia
Prudential Investment Fund - Pru Offshore Fund	U	28.64%
Prudential Investment Management Private Limited	OS	100.00%	1 Pasir Panjang Road, #12-02, Singapore 118479
Prudential IP Services Limited	OS	100.00%	5th Floor, 10 Old Bailey, London, EC4M 7NG, United Kingdom
Prudential Life Assurance (Lao) Company Limited	OS	100.00%	5th Floor, Lao International Business and Tourist Center Project (Vientiane Center), Khouvieng Road, Nongchan Village, Sisattanak District, Vientiane Capital, Lao PDR
Prudential Life Assurance (Thailand) Public Company Limited	OS	99.93%	944 Mitrtown Office Tower, 10th, 29th-31st Floor, Rama 4 Road, Wangmai, Pathumwan, Bangkok, 10330, Thailand
Prudential Life Assurance Kenya Limited	OS	100.00%	Vienna Court, Ground Floor, State House Crescent, Off State House Avenue, P.O. Box 25093-00603, Nairobi, Kenya
Prudential Life Assurance Zambia Limited	OS	100.00%	Prudential House, Plot No. 32256, Thabo Mbeki Road, P.O. Box 31357, Lusaka, Zambia
Prudential Life Insurance Ghana Limited	OS	100.00%	12th Floor, 335 Place, N1, North Dzorwulu, Accra, Accra Metropolitan, Greater Accra, P.O. Box AN 10476, Ghana
Prudential Life Vault Limited	OS	100.00%	48 Awolowo Road, South-West Ikoyi, Lagos, Nigeria
	PS	100.00%

Prudential Mauritius Holdings Limited	OS	100.00%	3rd Floor, 355 NEX, Rue du Savoir, Cybercity Ebene 72201, Mauritius
Prudential Myanmar Life Insurance Limited	OS	100.00%	#15-01, 15th Floor, Sule Square, 221 Sule Pagoda Road, Kyauktada Township, Yangon, Myanmar
Prudential Pensions Management Zambia Limited	OS	49.00%	Prudential Pensions Management Zambia Limited Support Office, Plot F/377/9/H/3, Kabulonga Road, Kabulonga, Lusaka, Zambia
Prudential Services Asia Sdn. Bhd.	OS	100.00%	Suite 1005, 10th Floor, Wisma Hamzah-Kwong Hing, No. 1 Leboh Ampang, 50100 Kuala Lumpur, Malaysia
	PS	51.00%
Prudential Services Limited	OS	100.00%	5th Floor, 10 Old Bailey, London, EC4M 7NG, United Kingdom
Prudential Services Philippines Corporation	OS	100.00%	19th Floor Uptown Place Tower I East, 11th Drive Uptown Bonifacio Fort Bonifacio Bonifacio Global City, Taguig City, Fourth District, National Capital Region (NCR), 1630, Philippines
Prudential Services Singapore Pte. Ltd.	OS	100.00%	1 Pasir Panjang Road, #12-02, Singapore 118479
Prudential Singapore Holdings Pte. Limited	OS	100.00%	30 Cecil Street, #30-01 Prudential Tower, Singapore 049712
	PS	100.00%
Prudential Technology and Services India Private Limited	OS	100.00%	Unit 401, 4th Floor, CIGNUS, Tower-1, Whitefield Bangalore, Hoodi Village, K.R. Puram Hobli, Whitefield, Bangalore, Bangalore South, Karnataka, India, 560066
Prudential Vietnam Assurance Private Limited	OS	100.00%	25th Floor Saigon Trade Center, 37 Ton Duc Thang Street, Sai Gon Ward, Ho Chi Minh City, Vietnam
Prudential Zenith Life Insurance Limited	OS	100.00%	6th Floor, Civic Towers, Plots Ga & G1 Ozumba Mbadiwe Avenue, Victoria Island, Lagos, Nigeria
PT Prudential Sharia Life Assurance	OS	94.62%	Prudential Tower, 2nd Floor, Jl. Jend. Sudirman Kav. 79, Jakarta 12910, Indonesia
PT. Eastspring Investments Indonesia	OS	99.95%	23rd Floor, Prudential Tower, JL. Jend. Sudirman Kav.79, Jakarta 12910, Indonesia
PT. Prudential Life Assurance	OS	94.62%	Prudential Tower, Jl. Jend. Sudirman Kav. 79, Jakarta 12910, Indonesia
Pulse Ecosystems Pte. Ltd.	OS	100.00%	1 Pasir Panjang Road, #12-02, Singapore 118479
Reksa Dana Eastspring IDR Fixed Income Fund (NDEIFF)	U	95.42%	Prudential Tower, 23rd Floor, Jl. Jend. Sudirman Kav.79, Jakarta 12910, Indonesia
Reksa Dana Syariah Eastspring Syariah Fixed Income Amanah	U	76.89%
Reksa Dana Syariah Eastspring Syariah Mixed Asset Fund	U	34.11%	Prudential Tower Lantai 23, JL, Jend. Sudirman Kav. 79, Kakarta 12910 - Indonesia
Reksa Dana Syariah Eastspring Syariah Money Market Khazanah	U	67.70%	Prudential Tower, 23rd Floor, Jl. Jend. Sudirman Kav.79, Jakarta 12910, Indonesia
Rhodium Investment Funds - Singapore Bond Fund	U	99.99%	7 Straits View, #09-01 Marina One East Tower, Singapore 018936
Rhodium Passive Long Dated Bond Fund	U	99.93%
Robeco QI European Active Index Equities	U	43.61%	6, route de Trèves, L-2633 Senningerberg, Grand Duchy of Luxembourg
Schroder Asian Investment Grade Credit	U	26.05%	138 Market Street, #23-01 CapitaGreen, Singapore 048946
Schroder Emerging Markets Fund	U	72.14%
Schroder Multi-Asset Revolution	U	49.69%
Schroder US Dollar Money Fund	U	29.48%	9th Floor, No. 108, Section 5, Xinyi Road, Taipei, Taiwan
Scotts Spazio Pte. Ltd.	OS	45.00%	316 Tanglin Road, #01-01,Singapore, 247978
Shanghai CPE Asset Management Co., Ltd.	MI - JV	26.95%	Room 101-2, No.128 North Zhangjiabang Road, Pudong District, Shanghai, China
Shenzhen Prudential Technology Limited	MI - WFOE	100.00%	Unit 5, 8th Floor, China Resources Tower, No.2666 Keyuan South Road, Yuehai Street, Nanshan District, Shenzhen, 518054, China
Sri Han Suria Sdn. Bhd.	OS	51.00%	Suite 1005, 10th Floor, Wisma Hamzah-Kwong Hing, No. 1 Leboh Ampang, 50100 Kuala Lumpur, Malaysia
Staple Limited	OS	100.00%	No. 63, Athenee Tower, 34th Floor, Wireless Road, Lumpini Subdistrict Pathumwan District, Bangkok Metropolis, Thailand
StepStone Prudential Private Credit Fund	U	100.00%	103 South Church Street, Harbour Place, 5th Floor, KY1-1202 Cayman Islands
Tisco US Equity Fund	U	20.46%	48/16-17, Tisco Tower Building, 9 Floor. North Sathorn, Silom, Bangrak, Bangkok 10500
United Global Innovation Fund	U	20.43%	23A, 25th Floor, Asia Centre Building, 173/27-30, 32-33 South Sathorn Road, Thungmahamek, Sathorn, Bangkok 10120, Thailand
United Global Quality Equity Fund	U	59.66%	Jln Raja Laut, City Centre, 50100 Kuala Lumpur, Wilayah Persekutuan, Kuala Lumpur, Malaysia

United Global Quality Growth Fund	U	27.94%	23A, 25th Floor, Asia Centre Building, 173/27-30, 32-33 South Sathorn Road, Thungmahamek, Sathorn, Bangkok 10120, Thailand
United-I Malaysia Discovery Fund	U	32.95%	Level 20, UOB Plaza 1, 7, Jalan Raja Laut, 50350, Kuala Lumpur, Malaysia
United-I Malaysia Equity Fund	U	67.05%	Level 20, UOB Plaza 1, 7, Jalan Raja Laut, 50350, Kuala Lumpur, Malaysia
UOB Smart Global Healthcare Fund	U	33.50%	23A, 25th Floor, Asia Centre Building, 173/27-30, 32-33 South Sathorn Road, Thungmahamek, Sathorn, Bangkok 10120, Thailand
UOB Smart Japan Small and Mid Cap Fund	U	42.24%
UOB Smart Millennium Growth Fund	U	31.06%
USD Investment Grade Infrastructure Debt Fund SCSp	U	21.23%	35a, Avenue John F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg
*Prudential Assurance Malaysia Berhad is consolidated in the Group's consolidated financial statements reflecting the controlling interest of the Group. In
January 2026, the Group acquired an additional 19 per cent stake in Sri Han Suria Sdn. Bhd., the holding company that owns Prudential Assurance Malaysia
Berhad, increasing the Group’s aggregate stake to 70 per cent going forward (see note D2 for further details).
†Prudential BSN Takaful Berhad is a joint venture that is accounted for using the equity method, for which the Group has an economic interest of 70 per cent for all business sold up to 31 December 2016 and of 49 per cent for new business sold subsequent to this date.
‡The holding of 94.62 per cent for PT. Prudential Life Assurance represents the proportion held in the Indonesia subsidiary attaching to the aggregate of the shares across the types of capital in issue.
The below table lists the issued share capital of the subsidiaries of the Group which, in the opinion of the Directors, principally affect the results or assets of the Group:

Name of entity	Issued and fully paid up share / registered capital
Prudential Assurance Company Singapore (Pte) Limited	526,557,000 ordinary shares of SGD 1 each
PT. Prudential Life Assurance	105,500 ordinary shares and 6,000 preference shares of RP 1,000,000 each
Prudential Hong Kong Limited	3,691,854,873 ordinary shares of HKD 1 each
Prudential Assurance Malaysia Berhad	100,000,000 ordinary shares of RM 1 each

Index to the Condensed financial information of registrant Prudential plc

Schedule II
Condensed Financial Information of Registrant Prudential plc
Profit and Loss Accounts (FRS 101 Basis)

Years ended 31 Dec	2025 $m	2024 $m	2023 $m
Investment income, including dividends received from subsidiary undertakings	2,191	825	1,430
Investment expenses and charges	(224)	(209)	(203)
Gain on transfer of debt to Prudential Funding (Asia) PLC	–	–	370
Write-down of investment in Prudential Group Holdings Limited	(482)	–	–
Gains on financial instruments held at fair value through profit and loss	(161)	210	–
Other corporate income (expenditure)	1	(39)	(47)
Foreign currency exchange losses	(7)	(1)	(27)
Profit on ordinary activities before tax	1,318	786	1,523
Tax credit on profit on ordinary activities	–	–	2
Profit for the year	1,318	786	1,525

Other comprehensive income:
Valuation movements on retained interest in Jackson measured at fair value through other comprehensive income	–	–	8
Total comprehensive income for the year	1,318	786	1,533
The accompanying notes are an integral part of this condensed financial information

Schedule II
Condensed Financial Information of Registrant Prudential plc
Statements of Financial Position (FRS 101 Basis)

	31 Dec 2025 $m	31 Dec 2024 $m
Fixed assets
Investments in subsidiary undertakings	13,308	13,789
Current assets
Amounts owed by subsidiary undertakings	8,067	6,577
Cash at bank and in hand	42	107
Prepayments and other debtors	2	3
	8,111	6,687
Liabilities: amounts falling due within one year
Amounts owed to subsidiary undertakings	(1,754)	(852)
Tax payable	(9)	(8)
Other liabilities	(1)	(19)
	(1,764)	(879)
Net current assets	6,347	5,808
Total assets less current liabilities	19,655	19,597
Liabilities: amounts falling due after more than one year
Amounts owed to subsidiary undertakings	(4,210)	(3,637)
Total net assets	15,445	15,960

Capital and reserves
Share capital	169	176
Capital redemption reserve	14	7
Share premium	5,011	5,009
Profit and loss account	10,251	10,768
Shareholders’ funds	15,445	15,960
The accompanying notes are an integral part of this condensed financial information

Condensed Financial Information of Registrant Prudential plc
Statements of Changes in Equity (FRS 101 basis)

	Share capital $m	Share premium $m	Capital redemption reserve $m	Profit and loss account $m	Shareholders’ funds $m
Balance at 1 Jan 2023	182	5,006	–	10,354	15,542

Profit for the year	–	–	–	1,525	1,525
Valuation movements on Jackson equity securities measured at fair value through other comprehensive income	–	–	–	8	8
Total comprehensive income for the year	–	–	–	1,533	1,533

Transactions with owners, recorded directly in equity
New share capital subscribed	1	3	–	–	4
Share-based payment transactions	–	–	–	38	38
Dividends	–	–	–	(533)	(533)
Total transactions with owners	1	3	–	(495)	(491)

Balance at 31 Dec 2023 / 1 Jan 2024	183	5,009	–	11,392	16,584

Profit and total comprehensive income for the year	–	–	–	786	786

Transactions with owners, recorded directly in equity

Share repurchase/buyback programmes	(7)	–	7	(878)	(878)
Share-based payment transactions	–	–	–	20	20
Dividends	–	–	–	(575)	(575)
Effect of scrip dividends	–	–	–	23	23
Total transactions with owners	(7)	–	7	(1,410)	(1,410)

Balance at 31 Dec 2024 / 1 Jan 2025	176	5,009	7	10,768	15,960

Profit and total comprehensive income for the year	–	–	–	1,318	1,318
Transactions with owners, recorded directly in equity
New share capital subscribed	–	2	–	–	2
Share repurchase/buyback programmes	(7)	–	7	(1,234)	(1,234)
Share-based payment transactions	–	–	–	(7)	(7)
Dividends	–	–	–	(623)	(623)
Effect of scrip dividends	–	–	–	29	29
Total transactions with owners	(7)	2	7	(1,835)	(1,833)

Balance at 31 Dec 2025	169	5,011	14	10,251	15,445
The accompanying notes are an integral part of this condensed financial information

Schedule II
Condensed Financial Information of Registrant Prudential plc
Statements of Cash Flows (FRS 101 Basis)

Years ended 31 Dec	2025 $m	2024 $m	2023 $m
Operating activities
Net cash inflow from operating activities before interest and tax	2,001	983	1,527
Interest paid	(176)	(165)	(35)
Dividends paid	(623)	(575)	(533)
Net cash flows from operating activities	1,202	243	959
Financing activities
Issuance of ordinary share capital	2	–	4
Redemption of core structural borrowings	–	–	(393)
Movement in commercial paper and other borrowings to support a short-term fixed income securities program	–	–	(501)
Movement in net amount owed to subsidiary undertakings	1,474	13	–
Movement in share-based payment receivable	–	–	(4)
Non-cash transfer of debt to Prudential Funding (Asia) plc	–	–	(3,552)
Movement in net amount owed by subsidiary undertakings	(1,491)	690	3,610
Share repurchase/buyback programmes (including costs)	(1,252)	(860)	–
Net cash flows from financing activities	(1,267)	(157)	(836)
Investing activities
Disposal of Jackson shares	–	–	273
Investment in subsidiaries	–	–	(609)
Capitalisation of intercompany loans	–	–	189
Net cash flows from investing activities	–	–	(147)
Net cash (outflow) inflow for the year	(65)	86	(24)
Reconciliation of profit on ordinary activities before tax to net cash inflow from operating activities before interest and tax
Profit on ordinary activities before tax	1,318	786	1,523
Add back: interest charged to profit or loss	224	209	203
Adjustments for non-cash items:
Gain on transfer of subordinated liabilities and debenture loans	–	–	(370)
Impairment of investment in Prudential Group Holdings Limited	482	–	–
Foreign currency exchange and other movements	(7)	(22)	27
Decrease (increase) in debtors	1	(3)	–
Increase (decrease) in creditors	(17)	13	144
Net cash inflow from operating activities before interest and tax	2,001	983	1,527
The accompanying notes are an integral part of this condensed financial information

Condensed Financial Information of Registrant Prudential plc
Notes to the Condensed Financial Information
31 December 2025
1  Basis of preparation
The financial statements of the Parent Company, which comprise the profit and loss accounts, statement of financial position, statement of changes in equity, statement of cash flows and related notes, are prepared in accordance with UK Generally Accepted
Accounting Practice, including Financial Reporting Standard 101 Reduced Disclosure Framework (‘FRS 101’) and Part 15 of the
Companies Act 2006.
In preparing these financial statements, the Company applies the recognition, measurement and disclosure requirements in accordance with international accounting standards adopted for use in the UK but makes amendments where necessary, in order to comply with the Companies Act 2006.
The accounting policies set out in note 2 below have been applied consistently to both years presented in these financial statements.
The Company and the Group manage cash resources, remittances and financing primarily in USD. Accordingly, the functional and presentational currency of the Company is USD.
On the basis of the assessment of going concern for the Company and the Group as set out in note A1 to the Group IFRS consolidated financial statements, the Directors consider it appropriate to continue to adopt the going concern basis of accounting in preparing these financial statements for the year ended 31 December 2025.
2  Significant accounting policies
Investments in subsidiary undertakings
Investments in subsidiary undertakings are shown at cost less impairment. Investments are assessed for indicators of impairment, and if any are identified, any impairment is assessed by comparing the net assets and value in use of the subsidiary undertakings with the carrying value of the investments.
Amounts owed by subsidiary undertakings
Amounts owed by subsidiary undertakings are shown at cost less expected credit losses, which are determined using the expected credit loss approach under IFRS 9.
Financial instruments
Under IFRS 9, except for derivative instruments (where applicable) that are mandatorily classified as FVTPL, all financial assets and liabilities of the Company are held at amortised cost. The Company assesses impairment on its loans and receivables using the expected credit loss approach. The expected credit loss on the Company’s loans and receivables, the majority of which represent loans to its subsidiaries, have been assessed by taking into account the probability of defaults on those loans. In all cases, the subsidiaries are expected to have sufficient resources to repay the loans either now or over time based on projected earnings. For loans recallable on demand, the expected credit loss has been limited to the impact of discounting the value of the loan between the balance sheet date and the anticipated recovery date. For loans with a fixed maturity date, when held, the expected credit loss has been determined with reference to the historical experience of loans with equivalent credit characteristics.
Dividends
Interim dividends are recorded in the year in which they are paid.
Cash and scrip dividends are initially recorded in the statement of changes in equity as a deduction from retained earnings, at the value of the cash paid, or the cash equivalent to the scrip dividend. For scrip dividends settled by a new issue of shares the deduction from retained earnings is subsequently reversed and an amount equal to the nominal value of shares issued is transferred to share capital from share premium or the capital redemption reserve.
Foreign currency translation
Transactions not denominated in the Company’s functional currency, USD, are initially recorded at the rate of currency prevailing on the date of the transaction. Monetary assets and liabilities not denominated in the Company’s functional currency are translated to the Company’s functional currency at year end spot rates. The impact of these currency translations is recorded within the profit and loss account for the year.
Tax
Current tax recoverable (payable) recognised in the balance sheet is measured at the amount expected to be recovered from (paid
to) relevant tax authorities in accordance with the provisions of IAS 12 'Income Taxes'.
Deferred tax assets and liabilities are recognised in accordance with the provisions of IAS 12.
The Company has applied the IAS 12 paragraph 4A mandatory exemption from recognising and disclosing information on the associated deferred tax assets and liabilities related to Pillar Two income taxes at 31 December 2025. For further details of the impact of Pillar Two income taxes, refer to note B3 to the Group IFRS consolidated financial statements.
Share-based payments
The Group offers share awards and option plans for certain key employees and a Save As You Earn (SAYE) plan for all UK and certain overseas employees. The share-based payment plans operated by the Group are mainly equity-settled.

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
3  Dividends received from subsidiary undertakings
The parent company received dividends totalling $2,087 million from its consolidated subsidiary undertakings in 2025 (2024: $710 million; 2023: $1,277 million).
4  Reconciliation from the FRS 101 parent company results to the Group IFRS results
The parent company financial statements are prepared in accordance with FRS 101 and the Group financial statements are prepared in accordance with IFRS as issued by the IASB and international financial reporting standards adopted for use in the UK.
The tables below provide a reconciliation between the FRS 101 parent company results and the Group IFRS results.

Profit after tax	2025 $m	2024 $m	2023 $m
Profit for the year of the Company in accordance with FRS 101	1,318	786	1,525
Accounting policy difference note (i)	(1)	11	(65)
Share in the IFRS result of the Group, net of distributions to the Company note (ii)	2,661	1,488	241
Profit after tax of the Group attributable to equity holders in accordance with IFRS	3,978	2,285	1,701

Shareholders’ equity	31 Dec 2025 $m	31 Dec 2024 $m
Shareholders’ funds of the Company in accordance with FRS 101	15,445	15,960
Accounting policy difference note (i)	(1)	11
Share in the IFRS net equity of the Group note(ii)	4,673	1,521
Shareholders' equity of the Group in accordance with IFRS	20,117	17,492
Notes
(i)Accounting policy difference represents the difference in accounting for expected credit losses on loan assets.
(ii)The share in the IFRS result of the Group represents the Company’s interest in the earnings of its subsidiaries, JVs and associates. The share in the IFRS net equity of the Group represents the Company's interest in the net assets of its subsidiaries, JVs and associates. The movement compared with the prior year reflects movements in the results of the Group relative to the result of the Company.
5  Guarantees provided by the parent company
In certain instances, the parent company has guaranteed that its subsidiaries will meet their obligations when they fall due for payment.
6  Share repurchase/buyback programmes
On 23 December 2025 the Company completed its $2 billion share buyback programme to reduce the issued share capital of the
Company in order to return capital to shareholders, announced in 2024. As at 31 December 2025, 201.4 million (2024:
92.1 million) ordinary shares in aggregate have been repurchased for a total consideration excluding costs of approximately
$1,996 million (2024: $785 million).
Further details of the share repurchase/buyback programmes by the Company are provided in note C8 to the Group IFRS consolidated financial statements.
7  Post balance sheet events
Dividends
The second interim dividend for the year ended 31 December 2025, which was approved by the Board of Directors after
31 December 2025, is described in note B5 to the IFRS consolidated Group financial statements.
Share Buyback
On 6 January 2026 the Company announced that it will commence a buyback programme of its ordinary shares up to a maximum aggregate amount of $1.2 billion. It is intended that this buyback will be completed by no later than 18 December 2026.

I Additional unaudited financial information
I(i) Group capital position
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
The Group monitors regulatory capital, economic capital and rating agency capital metrics and manages the business within its risk appetite by remaining within its economic and regulatory capital limits. While the GWS shareholder capital position is a key metric for assessing regulatory solvency, and for risk management, there are some elements of the shareholder GWS capital surplus that will only become available as cash flow for distribution over time. The Group's free surplus metric is a better measure of the shareholder capital available for distribution and is used as the primary metric for assessing the Group's sources and uses of capital in the Group's capital management framework, and underpinning the Group's dividend policy. Further details are included in the Capital management section of the Financial review.
Separate from the capital management framework applied for shareholder-owned capital, the capital held in ring-fenced with-
profits funds supports policyholder investment freedom, which increases expected returns for our with-profits funds' customers.
GWS policyholder capital surplus is not available for distribution out of the ring-fenced funds other than as a defined proportion distributable to shareholders when policyholder bonuses are declared.
Estimated GWS capital position
As at 31 December 2025, the estimated shareholder GWS capital surplus over the GPCR is $17.1 billion (31 December 2024:
$15.9 billion), representing a coverage ratio of 262 per cent (31 December 2024: 280 per cent) and the estimated total GWS capital surplus over the GPCR is $23.1 billion (31 December 2024: $20.9 billion), representing a coverage ratio of 197 per cent
(31 December 2024: 203 per cent). The estimated Group Tier 1 capital resources are $21.4 billion with headroom over the GMCR of $14.6 billion (31 December 2024: $18.9 billion with headroom of $13.1 billion), representing a coverage ratio of 316 per cent
(31 December 2024: 325 per cent).

	31 Dec 2025			31 Dec 2024
	Shareholder	Add policyholder	Total	Shareholder	Add policyholder	Total	Change in total
		note (1)	note (2)		note (1)	note (2)	note (3)
Group capital resources ($bn)	27.6	19.3	46.9	24.8	16.3	41.1	5.8
of which: Tier 1 capital resources ($bn) note (4)	19.9	1.5	21.4	17.6	1.3	18.9	2.5

Group Minimum Capital Requirement ($bn)	6.0	0.8	6.8	5.1	0.7	5.8	1.0
Group Prescribed Capital Requirement ($bn)	10.5	13.3	23.8	8.9	11.3	20.2	3.6

GWS capital surplus over GPCR ($bn)	17.1	6.0	23.1	15.9	5.0	20.9	2.2
GWS coverage ratio over GPCR (%)	262%		197%	280%		203%	(6)%

GWS Tier 1 surplus over GMCR ($bn)			14.6			13.1	1.5
GWS Tier 1 coverage ratio over GMCR (%)			316%			325%	(9)%
Notes
(1)This allows for any associated diversification impacts between the shareholder and policyholder positions reflected in the total company results where relevant.
(2)The total company GWS coverage ratio over GPCR presented above represents the eligible group capital resources coverage ratio as set out in the GWS framework while the total company GWS tier 1 coverage ratio over GMCR represents the tier 1 group capital coverage ratio.
(3)Refer to section on Material changes in GMCR, GPCR, tier 1 group capital and eligible group capital resources below.
(4)The classification of tiering of capital under the GWS framework reflects the different local regulatory regimes along with guidance issued by the Hong Kong IA.
At 31 December 2025, total Tier 1 capital resources of $21.4 billion comprises: $27.6 billion of total shareholder capital resources; less $(4.1) billion of
Prudential plc issued subordinated and senior Tier 2 debt capital; less $(3.6) billion of local regulatory tiering classifications, which are classified as GWS Tier 2 capital resources primarily in Singapore and Mainland China; plus $1.5 billion of Tier 1 capital resources in policyholder funds.
GWS sensitivity analysis
The estimated sensitivity of the GWS capital position (based on the GPCR) to changes in market conditions as at 31 December
2025 and 31 December 2024 are shown below, for both the shareholder and the total capital position.

	Shareholder
	31 Dec 2025		31 Dec 2024
Impact of market sensitivities	Surplus $bn	Coverage ratio %	Surplus $bn	Coverage ratio %
Base position	17.1	262%	15.9	280%
Impact of:
10% increase in equity markets	0.4	0%	0.2	(3)%
20% fall in equity markets	(0.7)	9%	(0.8)	5%
50 basis points reduction in interest rates	1.3	9%	1.1	10%
100 basis points increase in interest rates	(3.3)	(27)%	(2.6)	(25)%
100 basis points increase in credit spreads	(0.6)	(4)%	(0.5)	(4)%

	Total
	31 Dec 2025		31 Dec 2024
Impact of market sensitivities	Surplus $bn	Coverage ratio %	Surplus $bn	Coverage ratio %
Base position	23.1	197%	20.9	203%
Impact of:
10% increase in equity markets	1.4	1%	1.1	1%
20% fall in equity markets	(2.9)	(2)%	(2.8)	(4)%
50 basis points reduction in interest rates	1.1	4%	0.8	4%
100 basis points increase in interest rates	(3.2)	(13)%	(2.6)	(13)%
100 basis points increase in credit spreads	(1.3)	(5)%	(1.3)	(7)%
The sensitivity results assume instantaneous market movements and, hence, reflect the current investment portfolio and all consequential impacts as at the valuation date. If the economic conditions set out in the sensitivities persisted, the financial impacts may differ to the instantaneous impacts shown above. These sensitivity results allow for limited management actions such as changes to future policyholder bonuses where applicable. In practice, the market movements would be expected to occur over time and rebalancing of investment portfolios would likely be carried out to mitigate the impact of the stresses as presented above. Management could also take additional actions to help mitigate the impact of these stresses including, but not limited to, market risk hedging, increased use of reinsurance, repricing of in-force benefits, changes to new business pricing and the mix of new business being sold.
Material changes in GMCR, GPCR, tier 1 group capital and eligible group capital resources
Detail on the material changes in GPCR, GMCR, eligible group capital resources and tier 1 group capital are provided below.
–Total eligible capital resources increased by $5.8 billion to $46.9 billion at 31 December 2025 (31 December 2024:
$41.1 billion). This includes a $2.5 billion increase in tier 1 group capital to $21.4 billion (31 December 2024: $18.9 billion) and a $3.3 billion increase in tier 2 group capital to $25.5 billion (31 December 2024: $22.2 billion). The increase in total eligible capital resources is primarily driven by positive operating capital generation, issuance of subordinated debt, proceeds from the
IPO of ICICI Prudential Asset Management Company Limited (IPAMC) as detailed in note D6.3, and positive market (including foreign exchange) movements over the year, partially offset by payments of external dividends and share repurchases/buybacks over the year.
–Total regulatory GPCR increased by $3.6 billion to $23.8 billion at 31 December 2025 (31 December 2024: $20.2 billion), while the total regulatory GMCR increased by $1.0 billion to $6.8 billion at 31 December 2025 (31 December 2024: $5.8 billion).
Movements in the GPCR and GMCR are primarily driven by increases from new business sold and market (including foreign exchange) movements over the year, offset by the release of capital as the policies matured or were surrendered over the year.
Reconciliation of Group IFRS shareholders’ equity to Group total GWS capital resource

31 Dec 2025 $bn
Group IFRS shareholders’ equity	20.1
Remove goodwill and intangibles recognised on the IFRS consolidated statement of financial position	(4.7)
Add debt treated as capital under GWS note (1)	4.1
Asset valuation differences note (2)	(0.5)
Remove IFRS 17 CSM (including joint ventures and associates) note (3)	23.9
Liability valuation (including insurance contracts) differences excluding IFRS 17 CSM note(4)	2.9
Differences in associated net deferred tax liabilities note (5)	1.1
Group total GWS capital resources	46.9
Notes
(1)As per the GWS Framework, debt in issuance at the date of designation that satisfies the criteria for transitional arrangements, and qualifying debt issued since the date of designation, are included as Group capital resources but are treated as liabilities under IFRS.
(2)Asset valuation differences reflect differences in the basis of valuing assets between IFRS and local statutory valuation rules, including deductions for inadmissible assets. Differences include for some markets where government and corporate bonds are valued at book value under local regulations but are valued at market value under IFRS.
(3)The IFRS 17 CSM represents a discounted stock of unearned profit that is released over time as services are provided. On a GWS basis the level of future profits will be recognised within the capital resources to the extent permitted by the local solvency reserving basis. Any restrictions applied by the local solvency bases (such as zeroisation of future profits) is captured in the liability valuation differences line.
(4)Liability valuation differences (excluding the CSM) reflect differences in the basis of valuing liabilities between IFRS and local statutory valuation rules. This includes the negative impact of moving from the IFRS 17 best estimate reserving basis to a more prudent local solvency reserving basis (including any restrictions in the recognition of future profits) offset by the fact that certain local solvency regimes capture some reserves within the required capital instead of the capital resources.
(5)Differences in associated net deferred tax liabilities mainly results from the tax impact of changes in the valuation of assets and liabilities.
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
In determining the GWS eligible group capital resources and required capital, the following principles have been applied:
–For regulated insurance entities, capital resources and required capital are based on the local solvency regime applicable in each jurisdiction, with minimum required capital set at the solo legal entity statutory minimum capital requirements and prescribed capital requirement set at the level at which the local regulator of a given entity can impose penalties, sanctions or intervention measures;

–The classification of tiering of eligible capital resources under the GWS framework reflects the different local regulatory regimes along with guidance issued by the Hong Kong IA. In general, if a local regulatory regime applies a tiering approach, then this should be used to determine tiering of capital on a GWS capital basis, where a local regulatory regime does not apply a tiering approach then all capital resources should be included as Group Tier 1 capital. For non-regulated entities tiering of capital is determined in line with the Insurance (Group Capital) Rules.
–For asset management operations and other regulated entities, the capital position is derived based on the sectoral basis applicable in each jurisdiction, with minimum required capital based on the solo legal entity statutory minimum capital requirement;
–For non-regulated entities, the capital resources are based on IFRS shareholder equity after deducting intangible assets. No required capital is held in respect of unregulated entities;
–For entities where the Group’s interest is less than 100 per cent, the contribution of the entity to the GWS eligible group capital resources and required capital represents the Group’s share of these amounts and excludes any amounts attributable to non-
controlling interests. This does not apply to investment holdings that are not part of the Group;
–Investments in subsidiaries, joint ventures and associates (including, if any, loans that are recognised as capital on the receiving entity’s balance sheet) are eliminated from the relevant holding company to prevent the double counting of capital resources;
–At 31 December 2025, all debt instruments with the exception of the senior debt maturing in 2032 are included as Group capital resources. The eligible amount permitted to be included as Group capital resources for transitional debt is based on the net proceeds amount translated using 31 December 2020 exchange rates for debt not denominated in US dollars. The eligible amount permitted to be included as Group capital resources for qualifying debt is based on the IFRS carrying value. Under the
GWS Framework, debt instruments in issuance at the date of designation that satisfy the criteria for transitional arrangements and qualifying debt issued since the date of designation are included in eligible group capital resources as tier 2 group capital;
–The total company GWS capital basis is the capital measure for Hong Kong IA Group regulatory purposes as set out in the GWS framework. This framework defines the eligible group capital resources coverage ratio (or total company GWS coverage ratio over GPCR as presented above) as the ratio of total company eligible group capital resources to the total company GPCR and defines the tier 1 group capital coverage ratio (or total company GWS tier 1 coverage ratio over GMCR as presented above) as the ratio of total company tier 1 group capital to the total company GMCR; and
–Prudential also presents a shareholder GWS capital basis, which excludes the contribution to the Group GWS eligible group capital resources, the GMCR and GPCR from participating business in Hong Kong, Singapore and Malaysia. In Hong Kong, the
present value of future shareholder transfers from the participating business are included in the shareholder GWS eligible capital resources along with an associated required capital, this is in line with the local solvency presentation. The shareholder GWS coverage ratio over GPCR presented above reflects the ratio of shareholder eligible group capital resources to the shareholder
GPCR.

I(ii) Eastspring adjusted operating profit and funds under management or advice
(a)Eastspring adjusted operating profit

	2025 $m	2024 AER $m	2023 AER $m
Operating income before performance-related fees note (1)	809	747	700
Performance-related fees	5	–	(2)
Operating income (net of commission)note (2)	814	747	698
Operating expense note (2)	(418)	(385)	(372)
Group's share of tax on joint ventures' operating profit	(67)	(58)	(46)
Adjusted operating profit	329	304	280

Average funds managed or advised by Eastspring	$271.7bn	$249.3bn	$225.9bn
Margin based on operating income note (3)	30bps	30bps	31bps
Cost/income ratio note II(v)	52%	52%	53%

Notes
(1)Operating income before performance-related fees for Eastspring can be further analysed as follows (institutional below includes internal funds under management or under advice). Amounts are classified between retail or institutional depending on whether the owner of the holding, where known, is a retail or institutional investor.

	Retail	Margin	Institutional	Margin	Total	Margin
	$m	bps	$m	bps	$m	bps
2025	470	59	339	18	809	30
2024	414	62	333	18	747	30
2023	353	67	347	20	700	31
(2)Operating income and expense include the Group’s share of contribution from joint ventures. In the consolidated income statement of the Group IFRS financial results, the net income after tax of the joint ventures and associates is shown as a single line item. A reconciliation is provided in note II(v) of this additional information.
(3)Margin represents operating income before performance-related fees as a proportion of the related funds under management or advice. Monthly closing internal and external funds managed or advised by Eastspring have been used to derive the average. Any funds held by the Group's insurance operations that are not managed or advised by Eastspring are excluded from these amounts.
(b) Eastspring total funds under management or advice
Eastspring manages funds from external parties and funds for the Group’s insurance operations. In addition, Eastspring advises on certain funds for the Group’s insurance operations where the investment management is delegated to third-party investment managers. The table below analyses the total funds managed or advised on by Eastspring. All amounts are presented on an AER basis unless otherwise stated.

	31 Dec 2025 $bn	31 Dec 2024 $bn
External funds under management note (1)
Retail	63.7	64.5
Institutional	23.9	31.0
Money market funds (MMF)	15.6	13.9
	103.2	109.4

Internal funds under management or advice:
Internal funds under management	127.5	115.4
Internal funds under advice	47.0	33.2
	174.5	148.6
Total funds under management or advice note (2)	277.7	258.0
Notes
(1)Movements in external funds under management, are analysed below:

	31 Dec 2025 $m					31 Dec 2024 $m

	Retail	Institu- tional	Total excl. MMF	MMF	Total	Retail	Institu- tional	Total excl. MMF	MMF	Total
At beginning of year	64,481	31,059	95,540	13,914	109,454	50,779	33,493	84,272	11,775	96,047
Market gross inflows	29,942	9,340	39,282	82,636	121,918	27,994	12,144	40,138	70,640	110,778
Redemptions	(24,595)	(9,114)	(33,709)	(79,514)	(113,223)	(19,153)	(15,161)	(34,314)	(68,822)	(103,136)
Market and other movements*	(6,113)	(7,404)	(13,517)	(1,464)	(14,981)	4,861	583	5,444	321	5,765
At end of year	63,715	23,881	87,596	15,572	103,168	64,481	31,059	95,540	13,914	109,454
*Other movements include the effect of divestments in the year.

(2)Total funds under management or advice are analysed by asset class below (multi-asset funds include a mix of debt, equity and other investments):

	31 Dec 2025						31 Dec 2024
	Funds under management		Funds under advice		Total		Total
	$bn	% of total	$bn	% of total	$bn	% of total	$bn	% of total
Equity	57.9	25%	2.1	5%	60.0	21	61.8	24%
Fixed income	40.9	18%	3.0	6%	43.9	16	45.2	17%
Multi-asset	113.0	49%	41.9	89%	154.9	56	134.0	52%
Alternatives	2.2	1%	–	0%	2.2	1	2.0	1%
MMF	16.7	7%	–	0%	16.7	6	15.0	6%
Total funds	230.7	100%	47.0	100%	277.7	100	258.0	100%
I(iii) Group funds under management
For Prudential’s asset management businesses, funds managed on behalf of third parties are not recorded on the balance sheet.
They are, however, a driver of profitability. Prudential therefore analyses the movement in the funds under management each year, focusing on those that are external to the Group and those primarily held by the Group’s insurance businesses. The table below analyses the funds of the Group held in the balance sheet and the external funds that are managed by Prudential’s asset management businesses. The 2024 comparatives excluded the assets classified as held for sale. All amounts are presented on an
AER basis unless otherwise stated.

	31 Dec 2025 $bn	31 Dec 2024 $bn
Internal funds	223.9	191.3
Eastspring external funds note I(ii)	103.2	109.4
Total Group funds under management note	327.1	300.7
Note
Total Group funds under management comprise:

	31 Dec 2025 $bn	31 Dec 2024 $bn
Total investments held on the balance sheet (including Investment in joint ventures and associates accounted for using the equity method)	199.5	169.4
External funds of Eastspring	103.2	109.4
Internally managed funds held in joint ventures and associates, excluding assets attributable to external unit holders of the consolidated collective investment schemes and other adjustments	24.4	21.9
Total Group funds under management	327.1	300.7

II Calculation of alternative performance measures
Prudential uses alternative performance measures (APMs) to provide more relevant explanations of the Group’s financial position and performance. This section sets out explanations for each APM and reconciliations to relevant IFRS balances. All amounts are presented on an AER basis unless otherwise stated.
II(i) Adjusted operating profit
The measurement of adjusted operating profit reflects that, for the insurance business, assets and liabilities are held for the longer term. Management believes trends in underlying performance are better understood if the effects of short-term fluctuations in market conditions, such as changes in interest rates or equity markets, are excluded. This measurement basis distinguishes adjusted operating profit from other constituents of total profit or loss for the year, including short-term interest rate and other market fluctuations and loss on corporate transactions.
More details on how adjusted operating profit is determined are included in note B1.2 to the IFRS consolidated financial statements. A full reconciliation to profit after tax is given in note B1.1 to the IFRS consolidated financial statements.
II(ii) Return on IFRS shareholders' equity
This measure is calculated as adjusted operating profit, after tax and non-controlling interests, divided by average IFRS shareholders’ equity.
Detailed reconciliation of adjusted operating profit to IFRS profit before tax for the Group is shown in note B1.1 to the Group IFRS financial results.

	2025 $m	2024* $m
Adjusted operating profit	3,306	3,129
Tax on adjusted operating profit	(534)	(547)
Non-controlling interests' share of adjusted operating profit	(155)	(146)
Adjusted operating profit, net of tax and non-controlling interests	2,617	2,436

IFRS shareholders’ equity at beginning of year	17,492	16,966
IFRS shareholders’ equity at end of year	20,117	17,492
Average IFRS shareholders’ equity	18,805	17,229
Operating return on IFRS shareholders’ equity (%)	14%	14%
*Operating profit and IFRS shareholders’ equity are net of the non-controlling interest arising in Malaysia at 1 January 2024 of 49 per cent.
II(iii) IFRS shareholders' equity per share
IFRS shareholders’ equity per share is calculated as closing IFRS shareholders’ equity divided by the number of issued shares at the end of the year.

	31 Dec 2025	31 Dec 2024
Number of issued shares at the end of the year (million shares)	2,548	2,658
Closing IFRS shareholders’ equity ($ million)	20,117	17,492
Group IFRS shareholders’ equity per share (cents)	790¢	658¢
II(iv) Eastspring cost/income ratio
The cost/income ratio is calculated as operating expenses, adjusted for commissions and share of contribution from joint ventures and associates, divided by operating income, adjusted for commission, share of contribution from joint ventures and associates and performance-related fees. It is based on profit recorded during the year, using the ownership for that period.

	2025 $m	2024 $m	2023 $m
IFRS revenue	596	565	497
Share of revenue from joint ventures and associates	437	385	330
Commissions and other	(219)	(203)	(129)
Performance-related fees	(5)	–	2
Operating income before performance-related fees note	809	747	700

IFRS charges	491	454	376
Share of expenses from joint ventures and associates	146	134	125
Commissions and other	(219)	(203)	(129)
Operating expense	418	385	372
Cost/income ratio (operating expense/operating income before performance-related fees)	52%	52%	53%
Note
IFRS revenue and charges for Eastspring are included within the IFRS Income statement in ‘other revenue’ and ‘non-insurance expenditure’, respectively.
Operating income and expense include the Group’s share of contribution from joint ventures and associates. In the IFRS condensed consolidated income statement, the net income after tax from the joint ventures and associates is shown as a single line item.
II(v) Insurance premiums
New business sales are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The Group reports annual premium equivalent (APE) new business sales as a measure of the new policies sold in the year, which is calculated as the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the year for all insurance products, including premiums for contracts designated as investment contracts and excluded from the scope of IFRS 17. The use of one-tenth of single premiums is to normalise policy premiums into the equivalent of regular annual payments. This measure is commonly used in the insurance industry to allow comparisons of the amount of new business written in a period by life insurance companies, particularly when the sales contain both single premium and regular premium business.
Gross premiums earned is the measure of premiums as defined under the previous IFRS 4 basis and reflects the aggregate of single and regular premiums of new business sold in the year and renewal premiums on business sold in previous years but excludes premiums for policies classified as investment contracts without discretionary participation features under IFRS, which are recorded as deposits. Gross premiums earned is no longer a metric presented under IFRS 17 and is not directly reconcilable to primary statements.

	2025 $m	2024 $m	2023 $m
Gross premiums earned	28,317	24,262	22,248
Gross premiums earned from joint ventures and associates	4,316	4,003	3,973
Total Group, including joint ventures and associates	32,633	28,265	26,221

EXHIBITS
Documents filed as Exhibits to the Form 20-F

Exhibit Number	Description
1	Memorandum and Articles of Association of Prudential(5)
2.1	Second Amended and Restated Deposit Agreement, by and among Prudential, Citibank, N.A, as depositary, and holders and beneficial owners of ADSs issued thereunder(6).
2.2
The total amount of long-term debt securities of Prudential Funding (Asia) plc, a wholly-owned indirect subsidiary of
Prudential plc authorised under any instrument does not exceed 10 per cent of the total assets of the Company on a consolidated basis. Prudential plc hereby agrees to furnish to the Securities and Exchange Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Prudential plc or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed

2.3	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934
4.1	Prudential Long-Term Incentive plan(5), Prudential Deferred Annual Incentive Plan(5)
4.2	Executive Director’s Service Contract - Anil Wadhwani(4)
4.3
Form of Letter of Appointment for Non-executive Directors(2), form of Letter of Appointment for the Chair, Shriti
Vadera(3) and form of Letter of Appointment for the Chair-Designate, Sir Douglas Flint. Each Letter of appointment substantially follows the form exhibited.

4.4	Other benefits between the Prudential Group and the Directors. Each of the Directors has the benefit of a deed of indemnity granted by the Company which substantially follows the form exhibited(1)
8.0	Subsidiaries of Prudential (set forth in Note D6.4 to the consolidated financial statements included in this Form 20- F)
11.1	Prudential's Code of Conduct(5)
11.2	Insider Trading Policies(7)(8)
12.1	Certification of Prudential plc’s Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002
12.2	Certification of Prudential plc’s Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002
13.1	Annual certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
14.1	Consent of EY LLP
97	Prudential Directors' compensation recovery policy(5)
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Linkbase Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover page interactive data file (formatted as inline XBRL and contained in Exhibit 101)
(1)As previously filed with the Securities and Exchange Commission on 22 March 2019 as an exhibit to Prudential’s Form 20-F.
(2)As previously filed with the Securities and Exchange Commission on 20 March 2020 as an exhibit to Prudential’s Form 20-F.
(3)As previously filed with the Securities and Exchange Commission on 15 March 2021 as an exhibit to Prudential’s Form 20-F.
(4)As previously filed with the Securities and Exchange Commission on 22 March 2023 as an exhibit to Prudential's Form 20-F.
(5)As previously filed with the Securities and Exchange Commission on 26 March 2024 as an exhibit to Prudential's Form 20-F.
(6)As previously filed with the Securities and Exchange Commission on 5 March 2025 as an exhibit to Prudential’s Form F-6.
(7)As previously filed with the Securities and Exchange Commission on 26 March 2025 as an exhibit to Prudential’s Form 20-F.
(8)Certain confidential information contained in this document, has been redacted in accordance with Instructions as to Exhibits to Form 20-F, because (i) the
Company customarily and actually treats that information as private or confidential and (ii) the omitted information is not material. “[***]” indicates where the information has been omitted from this exhibit.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this registration statement annual report on its behalf.

Prudential plc
26 March 2026
	By:	/s/ Anil Wadhwani
	Name:	Anil Wadhwani
	Title	Chief Executive Officer